Form 20-F
period 1997-12-31
NUR MACROPRINTERS LTD
filed 1998-06-30
CIK 946394

UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                                  Form 20-F

(Mark One)

[  ]  REGISTRATION STATEMENT PURSUANT TO SECTION 12 (b) OR (g) OF THE
      SECURITIES EXCHANGE ACT OF 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 1997

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____ to ____

                        Commission File Number 0-26498

                             NUR MACROPRINTERS LTD.
                   ----------------------------------------
            (Exact Name of Registrant as specified in its charter)

                                   ISRAEL
                       --------------------------------
               (Jurisdiction of incorporation or organization)

                    5 David Navon Street, Moshav Magshimim
                            Petah-Tikva 49001, Israel
                   ----------------------------------------
                   (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the
Act:  None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

                               ORDINARY SHARES,
                              NIS 1.0 PAR VALUE
                              -----------------
                                Title of Class

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

                               ORDINARY SHARES,
                              NIS 1.0 PAR VALUE
                              -----------------
                                Title of Class

      Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of December 31, 1997:

                               ORDINARY SHARES,
                        NIS 1.0 PAR VALUE 10,880,000
                        ----------------------------
                       Title of Class Number of Shares

      Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes |X| No |_|

      Indicate by check mark which financial statement item the registrant
has elected to follow.  Item 17 |_|   Item 18  |X|

                                    PART I

ITEM 1:  DESCRIPTION OF BUSINESS

General

      Nur Macroprinters Ltd. (formerly Nur Advanced Technologies Ltd.) (the "Company") develops, manufactures, sells, and services digital, continuous ink-jet color printing systems for on demand, short-run, large format ("LF") and very large format ("VLF") printing. The Company also supplies ink and its solvent, which are consumable products essential to the operation of the Company's printers. As of June 1998, the Company also began supplying substrates for use with the Company's Printers.

      Until the end of 1995, the Outboard Printer, which is capable of printing in widths of up to 1.6 meters (5 feet), was the Company's principal product. In the fourth quarter of 1995, the Company introduced a new product, the Wideboard Printer, which is capable of printing on substrates of variable widths of up to 5 meters (16.4 feet). In early 1997, the Company introduced the Blueboard Printer, a second generation super-wide format printer, which also prints on substrates of variable widths of up to 5 meters (16.4 feet). The Blueboard Printer is based on the Company's proprietary continuous ink-jet technology, but otherwise is a completely new printer designed for high throughput, high print quality, and ease of use. In April 1998, the Company introduced a faster version of the Blueboard Printer, the NUR Blueboard 2, in response to demand in the VLF printing industry for increased productivity. The Blueboard Printer and the NUR Blueboard 2 are the Company's main products. The Outboard Printer, Wideboard Printer, Blueboard Printer and the NUR Blueboard 2 are referred to collectively as the "Company's Printers."

      The Company's Printers are marketed principally to commercial printers, design and service firms, screen printers, outdoor media companies and trade shops for a variety of large format printing applications, such as billboards, posters, banners, and point of purchase displays for advertising, as well as decorations and backdrops for showrooms, fleet graphics, trade shows, museums, and exhibits. The Company's Printers allow customers to print large format color prints on demand, generally in substantially less time, with less labor and at a lower cost, than conventional methods of large format printing.

      Prior to 1997, the Company manufactured and sold the MegaLight, an electronic billboard suitable for point of sale and outdoor use. In the beginning of 1997, the Company decided to concentrate on its core business and discontinued operations related to the MegaLight, other than for the maintenance of such billboards under existing service contracts.

Industry Background

      The market for printed applications requiring large format printing has expanded over the last few years. Large format printing applications include billboards, posters and banners; special event and trade show displays; point of purchase displays; fleet graphics; and decorations and backdrops. For example, the retail, automotive, cigarette and tobacco, restaurant, travel, and gasoline industries use outdoor advertising to promote their products in locations which include roadside billboards and posters displayed on streets and buildings, as well as the outside of buses, vans, trucks, and trains, so-called fleet graphics. Large format prints can also be found in theaters as stage decorations, in museums and exhibitions as backdrops or displays, and on construction sites as building site coverings. Prior to the introduction of digital printing systems, large format short-run prints were produced either by hand painting, which is slow, expensive, and produces lesser quality images, or by silk screen or offset printing, both of which are relatively expensive and time consuming processes.

      With the cost of digital printing expected to decrease and the ability of digital technology expected to produce shorter runs more economically, the Company believes that the use of large format printing, such as that produced by the Company's Printers, should grow, and that the portion of the market serviced by digital printing should increase. The ability to produce VLF images digitally has also opened new media opportunities for advertisers, such as mural printing, carpet printing, new forms of fleet graphics printing. The growth in demand for VLF digital printers, is fueled by both the replacement of conventional print methods and the development of new printing applications.

   Conventional Large Format Printing Methods

      Conventional methods of large format printing have included hand painting, silk screen printing, and offset printing. Generally, producing large format color prints by conventional methods in short-runs of 100 or less, depending on the application, has either been relatively slow and expensive or of limited quality. Because of the inherent limitations of the traditional large format printing methods, quality large format prints produced by these methods are generally limited to long runs of identical prints, designed and prepared well in advance or, in the case of hand painting, to single print applications. As a result, conventional methods of producing large format printing have not provided timely and economic solutions for the needs of the short run printing market.

      Hand Painting. Hand painting involves either the projection of an image onto a substrate, which is then drawn onto the substrate and subsequently painted by hand, or the spraying of paint onto material covered by a template that has been cut to the desired shape. Hand painting is used primarily for one-of-a-kind pieces or for projects requiring only a few copies. Hand painting is a very slow process, produces inaccurate color and depends heavily on artistically skilled workers. In addition, it is both time consuming and expensive to undertake last minute alterations or customizations with hand painted prints. Consequently, few large format printing projects are hand painted. The process of hand painting is an alternative mainly in developing countries where labor costs are significantly lower.

      Silk Screen-Printing. Silk screen-printing is a photomechanical method of printing. The silk screening process involves stretching a synthetic fabric or metal mesh screen over a rectangular frame, and then applying a photopolymer coating to the entire surface. Exposure of the photopolymer through a film positive causes it to harden in the areas where there will be no ink. The unexposed photopolymer is then washed away, creating open areas. In the printing press, this fabric screen is pressed against the surface to be printed, and ink is forced through the open areas of the screen with a rubber squeegee. Any number of colors can be used, with a separate screen required for each color. The silk screening process is distinguished by its ability to print finely detailed images on practically any surface, including paper, plastics, metals, and three-dimensional surfaces. Due to the expense of creating the silk screen templates, the process is not considered economical for quantities of fewer than 50 prints. In addition, due to the time and effort required to create the template, customers are effectively prohibited from altering a template, whether to correct a mistake, update information, or customize a print, unless a new template is created. As a result, screen printing is best suited for print runs requiring an identical image on every print.

      Offset Printing. Offset printing involves the transfer of a liquid inked image to a rubbery surface, called a blanket, which then offsets the image to paper. There are many complex and labor-intensive steps involved in this printing process, which has remained essentially a mechanical process capable only of duplicating the same image, print after print. Offset color printing generally produces very high quality images compared to hand painting or silk screen printing. However, the cost involved in producing the film separations, printing plates, and proofing, as well as the lengthy press setup time, makes offset color printing more expensive, complicated, and labor-intensive than hand painting, silk screen printing, and digital printing. Because of the complex steps involved in offset color printing, each printing job, whether small or large, involves substantial setup time and costs. In addition, much like hand painting and silk screen printing, alterations and customizations are not economically feasible unless the entire offset color printing process is repeated. Therefore, offset color printing is generally best suited for long print runs.

   Large Format Digital Printing

      The introduction of digital printing is aiding in the transformation of the large format printing industry by lowering setup costs, shortening turnaround time, and reducing labor requirements. Industry sources believe that large format digital printing should lead to an increase in limited runs for customized and localized advertising campaigns. In addition, the Company believes that single use applications, such as the use of banners, displays, and backdrops for trade shows, theme parks, entertainment, and special events, should become more popular. The Company believes that the market for large format printing should increase as current applications gain market acceptance and as new applications are developed.

      Digital printing involves the production of hard-copy images and text from digital data that is either generated on a computer at the printing site or originated by a customer on the customer's computer system. The digital data is then transferred directly from an electronic pre-press or desktop publishing system to the digital printer. There are currently several digital printing technologies available, including electrostatic, airbrush, drop-on-demand, thermal transfer, and continuous ink-jet printing.

      Electrostatic Printing. Electrostatic printing is a non-impact printing technique which employs an array of metal styli, selectively pulsed to a high potential to generate a charged latent image on dielectric-coated paper, which is then toned to develop the latent image into a visible image. The achievable printing resolution is up to 400 dots per square inch ("DPI"). The main drawback of the technology is the need for special and expensive substrates. A variety of transfer techniques were developed to enable transfer of the generated images onto other substrates, such as vinyl, but these processes are slow and cumbersome. Moreover, the electrostatic printing process is highly sensitive to both temperature and humidity and must operate under controlled conditions.

      Airbrush Printing. Airbrush printing is accomplished by forcing a low viscosity colored fluid through small aperture nozzles, thus creating a spray jet. Computer driven modulation of the spray jets deposits an image-wise colored layer deposited onto the substrate. The strongest feature of airbrush technology is the printer's ability to cover large areas with uniform color. One manufacturer of airbrush printers produces a printer that can also print on both sides of a poster at the same time. This feature is important for signs that are backlit. However, airbrush printers have several drawbacks, including slow speed (90 to 250 square feet per hour ("sq. ft./hr"), prints resulting in blurred details and text, and inconsistent quality in multiple print runs. Airbrush printers also require frequent maintenance. In addition, airbrush printers do not produce copies with a high level of color consistency and require corrections and calibrations to produce consistent quality copies

      Drop-on-Demand Ink-Jet Printing ("DOD"). DOD technology involves the firing of ink drops when needed on the substrate while the printing head travels across the substrate. Until recently, this technology was limited to dye-based inks that are not suitable for outdoor use. However, several new DOD printers that use pigment inks, which are suitable for outdoor use, are now available. Since the throughput for each ink nozzle of a DOD printer is much lower than in other types of printers, DOD printers must either be operated at low speeds or use a large number of nozzles, which in turn may affect reliability and efficiency compared to printers that use a smaller number of nozzles.

      In the VLF market, there are several new DOD based printers. These printers use a large number of nozzles to achieve print speeds similar to that of the Company's Printers. As a result of the large number of nozzles the Company believes that such printers are still not as reliable and productive as the Company's Printers. Other advantages of the Company's Printers over DOD based printers are higher color repeatability and handling of larger variety of substrates on which to print.

      Thermal Transfer Printing. Thermal transfer printing is a contact printing technology that employs arrays of heated needles and pressure to melt and transfer wax based inks from a carrier roll onto a restricted variety of substrates. This technology is slow and requires a large array of needles. In addition, because the ink carriers used in thermal transfer printing are consumed at a constant rate, even when very little ink is actually needed, this technology is wasteful and results in high costs for prints.

      Continuous Ink-Jet Printing. Continuous ink-jet technology involves the continuous flow of electrically conductive ink within a closed loop that is deflected to a specific location on a sheet of paper or other medium. The ink is separated into uniform micro-drops and the micro-drops are electronically directed to be printed onto a selected area of the medium. Continuous ink-jet technology allows for high speed printing and produces images with good resolutions sufficient for viewing from distances of beyond five feet. Continuous ink-jet printers also produce multiple copies with consistent color quality, unlike airbrush printers. The cost of equipment using continuous ink-jet technology is relatively high in comparison to printers using electrostatic technology. However, the cost of the output produced with continuous ink-jet printers is lower than that of electrostatic printers. Although the printer and printing costs of continuous ink-jet and airbrush technology are comparable, continuous ink-jet printers produce higher quality prints, at higher speeds.

      The Company believes that its large format digital printers are currently the only commercially available large format digital printers using multiple continuous ink-jet deflection technology. The Company believes that the Company's Printers are well suited to fit the overall needs of the very large format printing market. The Company considers the continuous ink-jet technology used by the Company's Printers to be superior to electrostatic technology and thermal transfer printing because of the Company's Printers' ability to create prints with accurate, consistent colors at higher speeds on almost any medium, at a lower overall printing cost. As compared with airbrush technology and DOD printing, the Company believes that the continuous ink-jet technology used by the Company's Printers provides prints with more accurate, consistent colors, at a higher speed, and on a wider variety of substrates, with greater reliability. As compared to airbrush printing, the Company's Printers provide prints with higher quality detail.

Products

   Large Format Printers

      The Outboard Printer, which was introduced in 1992, was the Company's first product, and, until the end of 1995, its principal product. The Outboard Printer is capable of producing prints of up to 63 inches in width with practically no limit on the length of the print. In the fourth quarter of 1995, the Company introduced the Wideboard Printer, which was the Company's principal product in 1996. The Wideboard Printer is capable of producing prints of widths of 16.4 feet, also with practically no limit on the length of the print. The Company has discontinued the manufacture of the Outboard Printer and of the Wideboard Printer. The Company plans, however, to provide further enhancements and upgrades to its Outboard and Wideboard installed base.

      Since the beginning of 1997, the Company has been marketing and selling the Blueboard Printer, a second-generation super-wide-format printer that is also capable of producing prints of up to 16.4 feet in width. The Blueboard is designed for high throughput, high print quality, and ease of use. When wider widths of prints are required, the Blueboard Printer, as is the case with the other Company's Printers, creates a print layout in sections that, when sealed and placed together, create a continuous image due to the Blueboard Printer's high level of color consistency and accuracy.

      In April 1998, the Company introduced a faster version of the Blueboard, the NUR Blueboard 2 printer in response to demand in the VLF printing industry for increased productivity. In addition, the Company announced that all Blueboard printers are upgradable to the new double speed version for an additional fee. The Blueboard and the NUR Blueboard 2 are sometimes referred to hereinafter collectively as the "Blueboard Printers." The Blueboard Printers are now the Company's main products.

      The Blueboard Printers accept a wide variety of substrates, differing in types and sizes, with a new design feeding mechanism which allows for ease of loading and unloading of materials weighing 150 Kg or more. The Blueboard Printers are unique in that they are able to print at their respective top speeds (up to 300 sq. ft./hr. for the Blueboard and up to 600 sq. ft./hr for the NUR Blueboard 2) while printing at their respective highest resolutions (70 DPI for each of the Blueboard Printers). Unlike other printers, there is no tradeoff between resolution and print. The Blueboard Printers' software accepts many popular types of image formats (such as TIFF, CT, JPEG, BMP, and PostScript) and images with various resolutions, and converts them automatically for printing. In addition, the Blueboard Printers' software can be connected to any communication configuration supported by the operating system, which enables smooth integration of the printers in the pre-press environment for higher productivity. The Blueboard Printers' operating software is based on the Windows-NT multitasking operating system that enables printing while preparing the next job for print. The software has sophisticated color correction tables that enable the printers to match color output according to substrate characteristics.

      The Company's Printers are marketed primarily to commercial printers, design and service firms, screen printers, outdoor media companies and trade shops for short-run, large format printing. The Company's Printers reproduce images with resolutions of 70 DPI, which allows for superior viewing from distances of at least 10 feet, depending on the image file resolution. The Company's Printers are capable of producing millions of distinctive colors. Due to the constant ink monitoring of its continuous ink-jet printing technology, the Company's Printers achieve a high level of color consistency for copies printed from the same batch or from different batches produced from the same file. Generally, depending upon the required print resolution, the Outboard Printer operates at speeds of between 200 to 600 sq. ft./hr; the Wideboard Printer operates at speeds of between 100 to 300 sq. ft./hr; the Blueboard Printer operates at speeds of up to 300 sq. ft./hr; and the NUR Blueboard 2 operates at up to 600 sq. ft./hr.

      The Company's Printers are digital sheet or roll-fed presses that accept a wide range of substrates. They print directly from digital data, using no printing plates. The Company's Printers can be operated in a standalone mode or in conjunction with pre-press and desktop publishing systems. When configured with a pre-press system, the pre-press workstation prepares the digital file containing the specifications for the output to be produced.

      The Company's Printers require little operator supervision, enabling one operator to run several of the Company's Printers at once. While an operator must be specifically trained in the operation of the printer, unlike conventional methods such as offset printing, no special color mixing skills are required.

      The Company's Printers significantly reduce the setup costs associated with each print job, the skill level of the personnel required, and the number of skilled personnel required as compared to conventional methods of large format printing. These advantages make large format short-run color printing significantly more economical than conventional printing methods. Additionally, the relatively quick turnaround for the printed product enables the Company's Printers to produce more output in a given period, thereby lowering the costs of labor per print.

      Unlike hand painting, silk screen, or offset printing, the layout can be viewed through the pre-press workstation prior to printing, permitting last minute fine-tuning. By running a single copy of the print, corrections of text, enhancements of images, and additions of color can all be accomplished with minimal time, effort, and cost. Additionally, since the format can readily be changed, the Company's Printers allow the end-user to make each print in the run different, with little time, effort, or additional cost. For example, if so desired, different languages, graphics, and text can be added to each print in a run.

      During the years ended December 31, 1995, 1996 and 1997, sales of the Company's Printers accounted for approximately 73%, 56% and 55%, respectively, of the Company's total sales. Sales of spare parts used in the Company's Printers accounted for approximately 5%, 9% and 6% of total sales for the years ended December 31, 1995, 1996 and 1997, respectively. Currently, the retail price of the Company's Printers ranges generally from $400,000 to $500,000 per printer.

   Ink

      The Company's Printers use a specialized pigment-based ink mixed with a methyl-ethyl-keton ("MEK") solvent (the "Ink"). The Ink is resistant to water and ultraviolet rays, making it fairly durable and thus well-suited for outdoor conditions. The Company's Printers, through the utilization of the Ink, can print on almost an unlimited variety of substrates, including numerous types of paper, vinyl, cloth, textiles, mesh, and metals. The Ink enables the output of the Company's Printers to be used both for indoor and outdoor advertising. During the years ended December 31, 1995, 1996 and 1997, sales of the Ink accounted for approximately 11%, 15% and 21%, respectively, of the Company's total sales.

      The Ink was developed jointly with Imaje S.A. ("Imaje"), a French Ink manufacturer, specifically for use in the Company's Printers. The Company has an exclusive distribution and manufacturing agreement with Imaje.

   Substrates

      As of June 1998, the Company also began supplying cost-effective substrates designed to work with the Company's Printers and the Ink. The Company sells substrates under the Nur brand name that are manufactured by several different suppliers for the Company. The substrates are made of vinyl, pvc, paper, and mesh and are suited for indoor and outdoor use. The substrates will be distributed worldwide by the Company's sales and service organizations.

   MegaLight

      From 1991 through 1996, the Company manufactured and sold the MegaLight, an electronic billboard for indoor and outdoor use. In 1997, in light of the fact that the Company had no substantial sales of the MegaLight, the Company decided to focus on its core business, and discontinued the manufacture and sale of the MegaLight, other than for the maintenance of such billboards under existing service contracts.

      The Company had granted Nur Outdoor Advertising (Manufacturing and Productions) Ltd. ("Nur Outdoor") the exclusive right to market and distribute the MegaLight in Israel for the purpose of marketing media services. Until April 1997, Nur Outdoor was an affiliate of the Company, and was approximately 63% owned by Moshe Nur, then a major shareholder and Chairman of the Company, and approximately 27% owned by an affiliate of Yediot Achronot, the largest newspaper in Israel.

Sales and Marketing

   The Company's Printers

      Until the end of 1995, Scitex Corporation ("Scitex") had exclusively distributed the Outboard Printer worldwide, outside of Israel. Scitex is one of the leading worldwide producers of digital visual information systems, serving primarily the graphic design, printing, publishing, and video markets.

      At the end of 1995, the Company and Scitex reached an interim agreement with regard to the sale and marketing of the Company's Printers. The agreement, which took effect as of January 1, 1996, provided that (1) the Company would market the Outboard Printer directly to customers throughout the world, excluding the Far East, and (2) the marketing of the Wideboard Printer would be divided between the Company and Scitex on a territorial basis, with Scitex marketing the Wideboard Printer in North and South America and the Far East (excluding Japan), and the Company marketing the Wideboard Printer in Europe and the remaining regions of the world. In addition, Scitex and the Company agreed to coordinate the gradual transfer of service and support, which had been performed by Scitex, from Scitex to the Company.

      In accordance with this agreement, throughout 1996, the Company directly distributed and sold the Company's Printers in Europe, and Scitex distributed the Wideboard Printer in North and South America and in the Far East, and distributed the Outboard Printer in the Far East. At the end of 1996, the interim agreement between the Company and Scitex expired and the Company began to sell its products worldwide directly and through regional dealers and distributors.

      In February 1997, the Company entered into a 12-month exclusive distribution agreement with Marbaugh Color System Group ("Marbaugh") of Indianapolis, Indiana in the United States for the sale and distribution of the Blueboard printer in the United States, excluding the Northeastern United States. Marbaugh is a private company specializing in the digital printing market. The Company also signed agreements with regional distributors in Mexico, Venezuela, Chile, and Peru. As of July 1997, the Company and Marbaugh have jointly agreed to terminate the distribution agreement. The Company currently sells and services its products directly and through its subsidiary and regional dealers in North and South America.

      In addition, two subsidiaries of Scitex which had been responsible for marketing the Company's Printers in the Far East (excluding Japan), and in the Middle East and Africa, respectively, have continued to market the Company's Products and execute sales, in their respective territories, on an exclusive basis in accordance with an agreement in principle.

      As of July 1993, the Company was party to a distribution agreement (the "Israeli Distribution Agreement") with Nur Outdoor, pursuant to which the Company had granted Nur Outdoor the exclusive rights to market and distribute the Company's Printers and the Ink in

Israel, and to purchase the Outboard Printer for its own use. The agreement also provided that Nur Focus Productions Ltd., another company controlled by Moshe Nur, was entitled to buy Outboard Printers from the Company for its own use. Pursuant to the Israeli Distribution Agreement, starting in 1993, NUR Outdoor and NUR Focus purchased Outboard and Wideboard Printers, Ink, and services from the Company. In May 1997, the Company officially terminated the Israeli Distribution Agreement.

   The Marketing Fund

      The Israeli Government, through the Fund for the Encouragement of Marketing Activities of the Ministry of Industry & Commerce (the "Marketing Fund"), awards participation grants for marketing expenses incurred overseas, including expenses for maintaining warehouses and branches, advertising, catalogs, exhibitions and surveys. In 1991, 1992, 1993, and 1995, the Company received grants from the Marketing Fund totaling approximately $0.58 million for the promotion of the Outboard Printer and the MegaLight. In 1997, the Company received $0.2 million for the promotion of the Company's exportation of its printers. The Company did not receive any grants in 1994 or in 1996. The Company is obligated to pay a royalty of 3% of the export added value to the Marketing Fund until 100% of the grants have been repaid. The value of the grants are linked to the U.S. dollar. As of December 31, 1997, the Company had made royalty payments in respect of such grants to the Marketing Fund totaling approximately $0.08 million.

   International Activities

      In November 1993, the Company established a subsidiary, Nur International, S.A. ("Nur International"), registered in Belgium. Nur International and its subsidiaries were engaged in the sale and marketing of the printed material produced by the Outboard Printer and in establishing and operating billboard advertising activities.

      In February 1994, the Company entered into an agreement with Shamrock Holdings of California, Inc. ("Shamrock" and the "Shamrock Agreement"), pursuant to which Shamrock purchased 50% of the shares of Nur International from the Company. In addition, the Company appointed Nur International as its exclusive distributor worldwide, except for Israel, for the marketing and selling of any product developed, manufactured, or sold by the Company including, without limitation, the MegaLight.

      On May 16, 1995, the Company, Shamrock and Nur International entered into the New Shamrock Agreement pursuant to which the Company repurchased from Nur International the distribution rights that were granted to Nur International under the Shamrock Agreement. In accordance with the New Shamrock Agreement, Shamrock also agreed to exchange its loans to Nur International for Ordinary Shares of the Company. In addition, the Company was given an option to purchase all of Shamrock's shares in Nur International for $0.50 million (the "Option").

      On May 7, 1996, the Company entered into a third agreement with Shamrock, according to which the Company exercised the Option and repurchased Shamrock's shares in Nur International for a nominal purchase price of one U.S. Dollar. In addition, pursuant to the new agreement, the Shamrock Agreement and the New Shamrock Agreement were terminated, and

Shamrock was not required to provide further financing to NUR International as would have been required by the Shamrock Agreement. Furthermore, pursuant to the new agreement, for a period of seven years, Shamrock is entitled to receive from the Company 10% of the Company's share of NUR International's net profit during each year for which NUR International's net profit exceed $1 million, up to an aggregate total of $500,000.

      In 1996, the Company established a wholly owned subsidiary in the United States, Nur America Inc. ("Nur America"), which is engaged in marketing the Company's products and related consumable products in South America and North America.

      In October 1996, the Company established Nur Advanced Technologies (Europe) S.A. ("Nur Europe"), as a second subsidiary registered in Belgium. Nur Europe is engaged in the distribution, sale, and support of the Company's products in Europe. In December 1997, Nur Internationals' only active subsidiary in Germany, Nur Marketing and Communication GmbH ("Nur Germany"), which is engaged in the sale and marketing of the printed material produced by the Company's Printers was sold to the Company.

      In April 1998, the Company determined to change the scope of operations of Nur International and announced Nur International's name change to NUR Medial Solutions S.A. ("Nur Media Solutions"). Nur Medial Solutions' objective is to develop and market a wide range of advanced consumables for the Company's wide and super-wide ink-jet printers. Included in such consumables are the Company's cost-effective substrates, which are designed to work with the Company's existing range of printers and inks and will be distributed worldwide by the Company's sales and service organizations.

Production and Sources of Supply

      The Company manufactures and assembles the Blueboard Printers, directly performing the installation of the Company's proprietary software into the Blueboard Printers and full system integration and acceptance testing of the printer. The mechanical assembly of the Blueboard Printers is carried out by an independent sub-contractor (the "Blueboard Assembler") at a facility located near the Company's operations in Israel. The Blueboard Assembler is paid on a cost plus basis. The Company has agreed to manufacture 85 Blueboard Printers with the Blueboard Assembler and expects that the Blueboard Assembler will reach this initial quantity by the end of March 1999. The Company plans to continue using the services of the Blueboard Assembler beyond such date.

      The Company owns all rights to the Blueboard Printers, including the rights to the production files and all know-how relating to the manufacture of the printers, and the Company has the right to obtain the Blueboard Assembler's production files and all special tooling it uses to manufacture the Blueboard Printers in the event that the Company should have the need to assemble on its own printers. The Blueboard Assembler currently has the capacity to assemble up to about six Blueboard Printers per month. The Company believes that it can expand production to meet any required increase in production, either through the Blueboard Assembler, by utilizing additional sub-contractors, or by directly undertaking assembly of the Blueboard Printers. The Company installs its computer software and performs full system integration and acceptance testing of the Blueboard Printers at the Blueboard Assembler's facility.

      Upon the Company's request, the Blueboard Assembler is obligated to provide the Company, pursuant to its agreement with the Company, with all the production files and manuals containing the production specifications for the Blueboard Printers. In addition, in the event that (i) the Blueboard Assembler ceases its regular activities, (ii) a liquidation or receivership order is issued against it, (iii) most of its assets are attached or the control of the Blueboard Assembler is transferred to a third party without the Company's consent (which may not be unreasonably withheld), or (iv) any other breach as specified in the agreement, the Company has the right to reclaim the production, or to contract it out to other sub-contractors. The Company believes that its relations with the Blueboard Assembler are satisfactory and that the Blueboard Assembler has complied in all material respects with the Company's quality standards. If it should become necessary to replace the Blueboard Assembler with another assembler or if the Company should undertake the direct production of the Blueboard Printer, the Company believes that such an event may have a material adverse effect on the Company's production capabilities due to a possible delay during the transition period.

      The Company obtains the ink-jet heads and the Ink used in the Company's Printers from Imaje, the sole manufacturer and supplier of these components. The Company has an exclusive distribution agreement with Imaje dated June 26, 1995. Imaje has agreed to deposit the formula for the Ink with a public notary. Pursuant to the agreement, the Company has the right to obtain the formula for the Ink from Imaje, for a minimum period of three years from the date of the agreement, if Imaje ceases to manufacture the Ink or to sell the Ink to the Company or, subject to certain conditions, if Imaje fails to deliver the Ink within three months of a confirmed delivery date. In the case of either such event, if Imaje does not deliver the formula to the Company within three months following the Company's written request to obtain the formula, the public notary shall release the formula to the Company. The Company believes that it will be able to obtain and/or manufacture adequate supplies of the Ink in the foreseeable future.

      The Company has also entered into an agreement with Imaje for the supply of the ink-jets pursuant to which Imaje has guaranteed to supply a specific number of ink-jets to the Company until the end of 1998, with an option to extend the agreement until the end of 1999. The Company has the right to modify the quantity of ink-jets to be ordered annually upon two months' prior notice. Under this agreement, Imaje, if required, maintains a limited inventory of eight ink-jets in order to meet a temporary increase in the demand for ink-jets on short notice. Imaje has also agreed to supply spare parts for the ink-jets for a period of five years. There can be no assurance that, if necessary, the Company will be able to obtain or manufacture adequate supplies of ink-jets in the future.

Service and Support

      The Company provides worldwide service and support for the Company's Printers. Service and technical support include site preparation and inspection, equipment installation, training, preventive and corrective maintenance, and product modifications. The Company supplies worldwide support service to its customers through a network of full-time locally based service representatives. In America and Europe, the service is provided directly by the Company's subsidiaries. In the Far East and parts of the Middle East, most service is provided by two subsidiaries of Scitex (collectively, the "Scitex Subsidiaries") through full-time locally based service representatives trained by the Company and employed by Scitex or its distributors. In the first six months of 1998, the Company began supporting the Scitex engineers with local engineers employed directly by the Company in the Far East, Middle East and Africa. In other parts of the world, service is provided by the Company's distributors through full-time, locally based service representatives trained by the Company and employed by the distributors.

      The Company's warranty to its direct customers, the Scitex Subsidiaries and the Company's other distributors covers defects in the Company's Printers for a period of six months after installation. The Company has a parallel warranty from its suppliers and the Blueboard Assembler with respect to most of the components covered by the Company's warranty. The Company is also committed to maintaining sufficient spare parts and materials necessary for the operation of the Company's Printers for a period of five years after the manufacturing date of the last Blueboard unit.

Research and Development

      The development of new products, technologies, and applications and the enhancement of existing products are believed to be an integral part of the Company's operations. As of June 15, 1998, approximately 25% of the Company's work force was engaged in research, development, and engineering.

      The Company is engaged in ongoing research and development projects aimed at upgrading the capabilities of its printers to include faster operating speeds and higher resolutions. During 1996, the Company developed the Blueboard Printer, a new generation of super-wide-format printers, and, in early 1997, the Company introduced the Blueboard Printer. In the first quarter of 1998, the Company introduced a new version of the Blueboard Printer, the NUR Blueboard 2, which is capable of greater printing speed. The NUR Blueboard 2 is expected to start commercial deliveries in July 1998. The NUR Blueboard 2 will be offered as an upgrade to existing Blueboard customers for an additional payment, thus enabling existing customers to enjoy the higher productivity available to new customers.

      The Company is currently developing the Fresco 100, and believes that, if developed, the Fresco 100 will enable the Company to attain greater penetration of the short-run printing market by providing a better price/performance ratio. The Fresco 100's main features are anticipated to include a 1,200 to 1,500 sq. ft./hr printing speed, a 120 DPI resolution, and up to a 6 feet printing width. There can be no assurance that the Fresco 100 or any of the Company's new products will be successfully developed or will achieve market acceptance, or that competitors will not develop and market products which will be considered superior to the Company's products or achieve greater market acceptance.

      Total research and development expenses were approximately $1.04 million, $1.53 million and $1.73 million in 1995, 1996 and 1997, respectively. Research and development expenditures are comprised principally of salaries for employees, the hiring of sub-contractors, capital investment in infrastructure for software and electronic designs, and prototype material costs. Initially, the Company relied on outside research and development. The Company began its own research and development operations in early 1994.

      The Government of Israel encourages research and development projects oriented towards products for export. In the past, the Company has received grants from the Office of the Chief Scientist of the Ministry of Trade and Industry (the "OCS") for the development of its systems and products, including the Outboard Printer. The Company received approximately $0.31 million, $0.37 million and $0.04 million in research and development grants from the OCS in 1995, 1996 and 1997, respectively. The OCS awards grants of up to 50% (and in certain circumstances up to 66%) of a project's approved expenditures in return for royalties. Under the terms of the Company's funding from the OCS, royalties are payable generally at a rate of 2% to 3% on sales of products developed from the funded project and ending when 100% to 150% of the dollar value of the grant is repaid. During 1995, the Company paid approximately $0.10 million in royalties in respect of such grants to the OCS. No payments were made to OCS in 1996 and in 1997. As of December 31, 1997, the Company had a contingent liability to pay OCS $0.993 million in future royalty payments. The terms of these grants prohibit the manufacture of products developed with government grants to be performed outside of Israel or the transfer out of Israel of the technology developed pursuant to these grants without the prior consent of the OCS. These restrictions do not bar exports from Israel of products developed with such technologies. In addition, the know-how from the research and development that is used to produce the product may not be transferred to third parties or out of Israel without the approval of the OCS.

Competition

      The Company's Printers are targeted primarily at the market for short-run, large format printing. In addition to competition from other manufacturers of large format digital printers, the Company's products also face competition from existing conventional large format printing methods, and from a provider of printing services which uses its own proprietary digital printing technology.

      The most significant competition for the Company's Printers is based on digital air brush, electrostatic, drop-on-demand, and thermal transfer technology. In particular, the Company's 16.4 foot printers face substantial competition from the printers using the DOD technology, and printers using airbrush technology.

      Airbrush printers are generally sold at slightly lower prices than the Company's Printers. Two manufacturers of airbrush printers produce a printer that can also print on both sides of a poster at the same time. This feature is important for signs that are backlit. However, airbrush printers have several drawbacks, including producing prints with blurred details and text, and requiring the changing of print head and print speed when altering print resolution. In addition, airbrush printers do not produce copies with a high level of color consistency and may require corrections and calibrations in order to produce consistent quality copies. Finally, airbrush printers are slower than the Company's Printers. The principal manufacturers of airbrush printers are Signtech Inc. and Vutek Inc.

      The Company also competes to a lesser extent with manufacturers of electrostatic printers, including 3M and Raster Graphics, Inc. Although electrostatic printing technology is considered to produce high resolution and good quality color prints, this technology is considered highly sensitive and requires an environment where the temperature and humidity must be controlled. Consequently, electrostatic printing requires special site construction and more skilled labor, which add to the cost of printing. As a result, the output of electrostatic printers is significantly more expensive than that of the Company's Printers. In addition, electrostatic printing is often not suitable for the outdoors, unless the print is laminated at an additional cost, further adding to the cost of a print. The Company competes against electrostatic printers by emphasizing the quality of the continuous ink-jet prints that are produced at lower cost. In addition, the Company capitalizes on its ability to print high quality prints on a multitude of substrates, an advantage not found in electrostatic printers.

      Recently, there have appeared in the market several printers based on drop-on-demand ink jet technology (DOD). During 1997, both VLF largest competitors, Signtech and Vutek, as well as one new competitor, Matan Digital Printing, a company affiliated with the former sub-contractor of the Company, introduced DOD based printers. In comparison with DOD, the Company's continuous ink-jet technology offers high speed at a lower nozzle count, lower production cost and with better color repeatability and the ability to be used with a range of common substrates. Idanit Ltd., an Israeli company, is marketing a DOD printer that offers a speed higher than the speed of the Company's Printers, and at a comparable output cost. The Idanit printer is limited to a print width of 5 feet, and therefore does not compete directly with the 16.4-foot wide printers of the Company.

      The Company also faces competition from a manufacturer of thermal transfer printers. Recently, the sub-contractor that developed the Outboard Printer and the Wideboard Printer, a company controlled by Mr. Rami Dochovna (such company, together with other companies controlled by Mr. Dochovna, are hereinafter sometimes referred to as the "Dochovna Group"), began to manufacture a printer using thermal transfer technology. The printer prints at widths of 36 inches, at a reported speed of up to 600 sq. ft./hr, with a resolution of 400 DPI. Presently, this printer prints on paper and vinyl with satisfactory quality. However, being a contact printing technology, this printer is limited to a small number of substrates. Moreover, its operation cost is high and the heat transfer process inherently limits its speed. However, such printer may become a competitor in some of the Company's market segments.

      Metromedia Company ("Metromedia") is a company that utilizes proprietary ink-jet technology; however, Metromedia currently sells only printing services and not the equipment itself. The printing services sold affect the Company through the effect Metromedia's business has on output prices, which in turn affect the attractiveness of the Company's Printers. If Metromedia were to begin sales of its printers, the Company would be faced with direct competition from this manufacturer as well.

      The printing industry is large, and many of the Company's competitors possess greater management, financial, technical, manufacturing, marketing, sales, distribution, and other resources than those of the Company. As a result, there can be no assurance that competitors will not develop and market products utilizing new technology that are competitive in price and performance with the Company's Printers, and there can be no assurance that the Company could compete effectively with such products.

Patents, Rights to Technology, and Royalty Payments

      The Company currently relies on a combination of patents, trade secrets, and licenses, together with non-disclosure and confidentiality agreements, to establish and protect its proprietary rights in its products. The Company currently has three U.S. patents and five Israeli patents (three of which are the same as the U.S. patents), and three patent applications are currently pending in the U.S. The Company's patents cover the utilization of multiple deflection technology by the Company's Printers, and the technology that enables the registration of two passes double sided printing. Another patent covers the use of radio frequency energy for drying ink on a substrate. One of the patent applications relates to two-sided printing. In addition, the Company has filed corresponding patent applications in Canada, Japan, and Europe. These applications are based on two of the Israeli pending patent applications.

      It is the Company's policy to protect its proprietary rights in its products and operations through contractual obligations, including confidentiality and non-disclosure agreements with certain employees, distributors (including Scitex), sub-contractors (including a member of the Dochovna Group) and key suppliers. The Company believes that its success is less dependent upon the legal protection afforded by patents and other proprietary rights than on the knowledge, ability, experience and technological expertise of its employees and its exclusive agreements with key suppliers.

      According to an agreement between the Company and a member of the Dochovna Group, the Company was obligated to pay to such company royalties in the amount of 4% of the sales of the Outboard Printer and the Wideboard Printer. Such company also received royalties on the sale of the Ink equal to 12% of the Company's margin on the Ink. Since it ceased to sell the Outboard Printer and the Wideboard Printer and began to sell only the Blueboard Printers, the Company has not paid royalties to such company. As a result of this and other events, on March 31, 1998, such member of the Dochovna Group sent the Company, and the Company sent back, notices ending the agreements between them. As of April 1998, the contracts and agreements between the Company and the Dochovna Group have been cancelled. The Dochovna Group and the Company are currently in litigation concerning, among other matters, the Dochovna Group's claim for royalties on the sales of the Blueboard Printer and the Ink. See "Item 3: Litigation."

      The Company is also obligated to make certain royalty payments to the OCS and to the Marketing Fund based on funding from the OCS. See "Item 9:
Management's Discussion and Analysis of Financial Condition and Results of Operations."

Employees

      As of June 15, 1998, the Company employed 101 persons worldwide, about 25% of which in research and development. All of the Company's employees who have access to confidential information are required to sign a non-disclosure agreement covering all Company confidential information that they might possess or to which they might have access.

      The Company believes its labor relations are satisfactory. The Company believes its future success will depend, in part, on its ability to continue to attract, retain, motivate, and develop highly qualified technical, marketing and sales, and management personnel.

      Israeli law generally requires severance pay equal to one month's salary for each year of employment upon the termination of employment. The Company's liability for future severance pay obligations is fully provided for by payments equal to 8.33% of an employee's salary each month made to various managers' insurance policies and by accrual. The employees of the Company are usually provided with an additional contribution towards their retirement that amounts to 10% of wages, of which the employees' and the employer each contributes half. Furthermore, Israeli employees and employers are required to pay predetermined sums to the National Insurance Institute, which is similar to the United States Social Security Administration, and additional sums towards compulsory health insurance.

Risk Factors

      Forward-looking Statements. Certain of the statements made in the preceding sections are forward-looking statements that involve risks and uncertainties. Actual results could differ materially as a result of a variety of factors, including competitive developments, the risk factors listed below, and the risk factors listed from time to time in the Company's reports filed with the U.S. Securities and Exchange Commission.

      Recent Financial Difficulties; Need for Additional Financing. During 1996 and the first half of 1997, the Company encountered severe financial difficulties, due to increased capital needs associated with the Company's launching of direct marketing and sales efforts, the Company's assumption of international service and support, and the Company's accelerated development of new products. In addition, as of December 31, 1996, the Company has written off $3.7 million due to outstanding debts to the Company associated with Moshe Nur, the Company's previous Chairman of the Board and previous major shareholder, and with companies controlled by Moshe Nur, which are now in receivership and the midst of bankruptcy proceedings. These debts resulted, in part, from ineffective controls, which failed to prevent unauthorized transactions and the misappropriation of funds. These difficulties resulted in losses of $10.1 million in 1996, thereby reducing the Company's shareholders' equity to approximately $1.8 million. In April 1997, control of the Company was transferred from Moshe Nur, who subsequently resigned from the Company's Board of Directors. The newly composed Board initiated an extensive review of the Company's financial condition and made additional management changes.

      The Company believes that existing capital resources and credit facilities will be sufficient to fund the Company's current activities at their present and planned rate at least through mid 1999. The Company might require additional funds, to be raised through public or private financing of debt or equity, in order to ensure its ability to maintain its current and planned operation after such time. If such funds are not raised, the Company may have to reduce or eliminate expenditures for research and development, production, or marketing of its products, any one of which could have an adverse effect on the Company's business.

      Even if additional financing is obtained, expansion of the Company's business requires, and will continue to require, significant capital. In this regard, the Company's capital requirements and level of expenses depend upon numerous factors, including the scope and success of the Company's marketing and customer service efforts, and of its research and development activities, as well as the demand for the Company's products and services.

Furthermore, there can be assurance that such additional financing will be available or that, if available, it will be obtained on terms favorable to the Company. Moreover, in the course of the bankruptcy proceedings of Moshe Nur and the companies controlled by him, the Company in the future may be exposed to claims arising from the actions of Moshe Nur. Liabilities arising from any such claims may be material.

      No Assurance of Continued Operating Income. The Company has an uneven history of profitable operations. The Company incurred operating losses in 1991 of approximately $0.32 million and of $0.22 million in 1992. The Company first achieved operating profitability of approximately $0.04 million in 1993, which increased to approximately $0.92 million in 1994, and to $1.49 million in 1995. In 1996 the Company incurred an operating loss of $9.2 million. In 1997, the Company achieved an operating income of $0.91 million. There can be no assurance that the Company will achieve profitability in the future.

      Changes in Management. In April 1997, control of the Company was transferred from Moshe Nur. At that time, most of the members of the Company's Board were replaced and additional management changes were made. The Company's growth and recent financial difficulties have placed, and will continue to place, a significant strain on the Company's management, facilities, and other resources. In order to support the Company's growth efforts, the Company's new management implemented effective financial controls and reporting systems, and expanded the Company's management, facilities, financial, and other resources. Failure to implement effective financial controls, or failure to expand its manufacturing, sales, marketing, and service organizations, or its accounting, operational, and management information systems effectively could have a material adverse effect on the business and operations of the Company.

      Dependence on Key Products; New Products and Technological Change. The market for the Company's products is increasingly characterized by frequent and rapid changes in technology, customer preferences and evolving industry standards. As a result of these factors, the Company's growth and future financial performance will depend upon its ability to develop and market new products and keep pace with the latest technological advances in the industry, while enhancing existing products to accommodate such technological advances and customer preferences. In 1997, the Company invested approximately $1.7 million (excluding government grants) in research and development projects. In addition, the development of the Company's large format continuous ink-jet deflection technology has required, and will continue to require, significant research and development expenditures. Any failure by the Company to anticipate or respond adequately to changes in technology and customer preferences, any significant delays in product development or introduction, or the occurrence of any factors beyond the Company's control, could materially adversely affect its business. There can be no assurance that any new products will be successfully developed or will achieve market acceptance, or that competitors will not develop and market products which will be considered superior to the Company's products or achieve greater market acceptance. In addition, there can be no assurance as to how the introduction of new products will affect sales of the Company's existing products.

      Limited Component and Sub-Assembly Supply and Dependence on Sub-contractors. Certain components and sub-assemblies used in the Company's Printers are currently available to the Company from only one source. In addition, the Company employs a limited number of unaffiliated sub-contractors to manufacture most of the components and sub-assemblies for its products and currently employs an independent sole sub-contractor to assemble the Blueboard Printers. The Company has, in the past, experienced minor delays in obtaining timely deliveries of components and sub-assemblies. However, the Company has been able to obtain adequate supplies of components, sub-assemblies, and raw materials used in the production of its products and it has experienced no material problems with its sub-contractors in the past. A failure by the Company to develop alternative sources for certain of such components, sub-assemblies, or raw materials, or for production of finished products from its sub-contractors on a timely basis, or to obtain sufficient components, sub-assemblies, or raw materials on a timely basis, could result in delays or reductions in production and product shipments, and decreases in sales, any of which could have a material adverse effect on the Company's business or operating results. There can be no assurance that the Company will be able to maintain an adequate supply of components, sub-assemblies, or raw materials that will satisfy the Company's quality standards and delivery requirements or that the Company will develop alternative sources of production for its products.

      Certain computer software integrated into the Outboard and Wideboard Printers is installed and maintained through one source, by a member of the Dochovna Group. The Company and the Dochovna Group are currently involved in litigation relating to, among other things, the ownership of the proprietary technology and software for the Outboard and Wideboard Printers. See "Item 3:
Legal Proceedings." The Dochovna Group currently holds the source code for the software and has granted the Company a worldwide, permanent and exclusive license to use the software for the Outboard and the Wideboard Printers, including a license to sublicense and install the software in the Outboard and Wideboard Printers. In addition, a company within the Dochovna Group has agreed to deposit the software for the Outboard Printer and the Wideboard Printer in escrow which can be released in certain limited situations. Should the Dochovna Group cease to provide adequate maintenance for the software or cause delays in the installation of the software, or not provide the source code to the Company, there would be a material adverse effect on the Company's business in that the Company may be unable to correct any defects in the software. The software of the Blueboard Printer, which was the Company's main source of revenue in 1997, is fully controlled by the Company.

      In addition, according to an agreement between the Company and a company controlled by the Dochovna Group, the Company is limited from independently manufacturing and marketing the Wideboard Printer. The Company believes that such limitations do not apply to the Blueboard Printer, which has been independently developed by the Company. However, the Dochovna Group claims that the Blueboard Printer is identical to the Wideboard Printer and has filed suit against the Company seeking, among other remedies, to enjoin the Company from manufacturing and marketing the Blueboard Printer. Under a settlement agreement reached between the Dochovna Group and the Company, the Dochovna Group shall not seek interim remedies based on this claim. If the Dochovna Group's claim is substantiated, the Company might be enjoined from manufacturing and marketing the Blueboard Printers. See "Item 3: Legal Proceedings."

      The Ink and ink-jets used in the Company's Printers are available to the Company from only one source, from Imaje, a French manufacturer of ink-related products. While the

Company has been able to obtain adequate supplies of the Ink and ink-jets in the past, the failure by the Company to develop alternative sources of supply of the Ink and ink-jets on a timely basis, to obtain a sufficient supply of such Ink and ink-jets on a timely basis, or to successfully undertake the manufacture of these materials on a timely basis, could result in delays or reductions in production and product shipments and decreases in future sales of the Company's products. In addition, decreases in shipments or interruptions in production of the Ink could result in delays in shipments of the Ink to existing consumers of the Company's products who rely on the Ink to operate the Company's Printers. The failure to obtain adequate supplies of the Ink for sale to future or existing consumers of the Company's products could have a material adverse effect on the Company. Furthermore, due to the Company's financial difficulties in 1997, the outstanding accounts payable obligations of the Company to Imaje have increased significantly. A reduction or alteration by Imaje in the credit or payment terms it extends to the Company or a delay by Imaje in the shipment of the Ink or ink-jets could have a material adverse effect on the Company.

      Dependence on Distributors. In the fiscal year ended December 31, 1997, sales by the Scitex Subsidiaries in the Far East and the Middle East accounted for about 10% of the Company's sales. The understanding pursuant to which the Scitex Subsidiaries are marketing and selling the Company's products is not finalized. If the Scitex Subsidiaries should suddenly cease to distribute or market the Company's Printers, or if it otherwise becomes necessary to replace one or both with another distributor or provider of service and support, or if the Company undertakes the direct worldwide distribution of the Company's Printers and such marketing is unsuccessful, there could be a material adverse effect on the financial results of the Company. Direct, independent worldwide marketing and service by the Company would require greater financial, managerial, another resources which may not be readily available.

      Dependence on Patents and Proprietary Rights. The Company currently relies on a combination of patents, trade secrets, and licenses, together with non-disclosure and confidentiality agreements, to establish and protect its proprietary rights in its products. No assurance can be given that the Company's existing patents or any future patents by the Company will not be challenged, invalidated, or circumvented, or that the Company's competitors will not independently develop or patent technologies that are substantially equivalent or superior to the Company's technology. There can be no assurance that further patent protection will be obtained in Israel, the United States, or elsewhere, for existing or new products or applications, or that such further protection, if obtained, will be effective. In some countries, meaningful patent protection is not available. The Company is not aware of any claims that its products infringe upon the proprietary rights of third parties. However, there can be no assurance that third parties will not assert infringement claims against the Company in the future, and the cost of responding to such assertions, regardless of their validity, could be significant. In addition, such claims may be found to be valid and could result in awards against the Company, which could have a material effect on the Company's business. As a result, the cost to the Company of protecting its patent rights could be substantial. The Company believes that its success is less dependent upon the legal protection afforded by patent and other proprietary rights than on the knowledge, ability, experience, and technological expertise of its employees and its key suppliers. It is the Company's policy to have employees sign confidentiality agreements, to have selected parties, including key suppliers, sub-contractors, and distributors (including Scitex), sign non-competition agreements, and to have third parties sign non-disclosure agreements. Although the

Company takes precautionary measures to maintain its trade secrets, no assurance can be given that others will not acquire equivalent trade secrets or otherwise gain access to or disclose the Company's proprietary technology, or that the Company can meaningfully protect its rights to such proprietary technology not subject to patent protection.

      Competition. The printing equipment industry is highly competitive and many of the industry participants possess greater management, financial, technical, manufacturing, marketing, sales, distribution, and other resources than the Company. The Company believes that its ability to compete depends on factors both within and outside of its control, including the performance and acceptance of the Company's Printers as well as any future products of the Company, and the recognition of the Company's Printers special capabilities, such as their ability to print on a multitude of substrates, their speed, relatively low print cost, and the Ink's resistance to a broad range of outdoor environments. The Company believes it produces the only commercially available digital system for large format printing using continuous ink-jet deflection technology. However, the Company competes against several companies that market digital printing systems based on electrostatic, drop-on-demand, airbrush and other technologies. In addition, the Company's products face competition from existing conventional large format printing methods, including hand painting, silk screen, and offset printing. The Company also faces indirect competition from a provider of printing services, which services are now offered worldwide and directly affect the ability of the Company's customers to compete in the marketplace. There can be no assurance that competitors will not develop additional products, utilizing existing or new technology, that will be competitive in price and performance with the Company's Printers, and there can be no assurance that the Company could compete effectively with any such products. The Company also competes with independent manufacturers of inks for the Company's installed base. The Ink accounted for approximately 21% of the Company's total sales in 1997, and there can be no assurance that the Company will be able to remain the exclusive or even principal ink manufacturer for its installed base.

      The substrate business, which the Company recently entered, is also highly competitive, and is characterized by a large number of suppliers world-wide. The Company is developing through subcontractors substrates that have a high added-value when used with the Company's Printers. The Company believes it is well positioned, both in its technical knowledge and with its installed base, to succeed in selling high value-added substrates to its customers. There can be no assurance, however, that the Company will be able to achieve significant revenues in the substrate business.

      Dependence Upon Key Employees. The Company's success depends to a significant extent upon the contributions of key personnel and its senior executives. The loss of services of one or more of its key personnel or senior executives would likely have a material adverse effect on the Company. In addition, the Company does not have, and does not contemplate securing, "key-man" life insurance for any of its key employees. The Company's future success will also depend in part upon its continuing ability to retain its key personnel and senior executives and to attract other highly qualified personnel. There can be no assurance that the Company will continue to be successful in attracting or retaining highly qualified personnel on terms favorable to the Company, if at all.

      Dependence on International Sales; Currency Fluctuations. The Company's Printers are sold worldwide, with revenues generated in various currencies. Risks inherent in international business activities generally include unexpected changes in regulatory requirements, political situations, tariffs and other trade barriers, as well as the burdens of complying with a wide variety of foreign laws. However, such factors have not had a material adverse effect on the Company's business, results of operations, or financial condition to date. If for any reason exchange or price controls or other restrictions on the conversion of foreign currencies were imposed, the Company's business could be materially adversely affected.

      Additionally, because the Company has revenues and expenses in various currencies, including the U.S. dollar, the NIS, and certain European currencies, such revenues and expenses are subject to the effects of fluctuations of foreign currency exchange rates. The Company's operations and income may be materially adversely affected by currency fluctuations in the future. The Company has not hedged against fluctuations in currency exchange rates, but may do so in the future.

      Environmental Matters. The Ink used in the Company's Printers is mixed with a MEK solvent. MEK is considered a hazardous substance and as such is subject to various government regulations relating to its transfer, handling, packaging, use, and disposal. The Ink is stored at the facilities of Imaje, the Ink supplier, in France and in the United States, and is shipped by a shipping company at the Company's direction. The Company faces potential responsibility for problems that may arise when it is required to ship the Ink from Imaje to the end-user. MEK is used in varying degrees by a wide array of businesses, including the packaging industry to print expiration dates on cans, cartons, and boxes. In comparison to other methods of printing, the Company's Printers discharges relatively low levels of ink waste and MEK due to the use of continuous ink-jet technology. The Company estimates that an Outboard Printer operating on one eight-hour shift per day results in the discharge of approximately one liter of Ink waste and MEK. The Company believes that it is in material compliance with all applicable environmental laws and regulations. Failure by the Company to comply with all applicable environmental laws and regulations or an accident involving ink waste or MEK could have a material adverse effect on the operations of the Company.

      Location in Israel. The principal offices and the production, research and development facilities of the Company are located in Israel and are directly affected by economic, political, social, religious, and military conditions in that country. Accordingly, the operations of the Company could be materially adversely affected if major hostilities should occur in the Middle East or if trade between Israel and its present trading partners should be curtailed. Since the establishment of the State of Israel in 1948, a state of hostility has existed, varying in degree and intensity, between Israel and the Arab countries. Since December 1987, Israel has experienced severe civil unrest primarily in the areas that have been under its control since 1967. In addition, Israel and companies doing business with Israel have been the subject of an economic boycott initiated by the Arab countries since Israel's establishment. Although Israel has entered into certain agreements with Egypt, Jordan, and the Palestine Liberation Organization, no prediction can be made as to whether a full resolution of these problems will be achieved or as to the stability of any such resolution.

      Many of the Company's officers and employees are currently obligated to perform annual reserve duty in the Israel Defense Forces and are subject to being called for active military duty at any time. The Company has operated under these requirements since inception. No prediction can be made as to the effect on the Company of any expansion of these obligations.

      In the early to mid-1980s, Israel's economy was subject to a period of very high inflation. However, inflation was significantly reduced in the late 1980s, due primarily to Government intervention. The annual rate of inflation in 1995 was 8.1%, it increased to 10.6% in 1996 and 7.0% in 1997. If inflation in Israel were to return to the high levels of the mid-1980s and would have a significant negative impact on Israel's economy as a whole, then the Company's results of operations and financial position could be materially adversely affected. Further, the NIS was devalued against the U.S. dollar by approximately 9%, 1%, 5%, 3.7% and 8.8% in 1993, 1994, 1995, 1996, and 1997 respectively. The
Company cannot predict whether the rate of devaluation of the NIS against the U.S. dollar will continue to exceed the rate of inflation in the future and whether these conditions will have a material adverse effect on the Company.

      Reliance Upon Government Grants, Tax Benefits, and Other Funding From Third Parties. Like many Israeli companies, the Company receives grants and tax benefits from, and participates in programs sponsored by, the Israeli Government. The Government of Israel, through the OCS, encourages research and development projects oriented toward products for export. Since its inception, the Company has used grants from the OCS in connection with the development of its products. Under the terms of the Company's funding from the OCS, royalties are payable to OCS generally at a rate of 2% to 3% on sales of products developed from a funded project and ending when 100% to 150% of the dollar value of the grant is repaid. During 1995, 1996 and 1997, OCS provided grants to the Company for research and development expenses in the amounts of $0.31 million, $0.37 million and $0.04 million, respectively, which amounted to approximately 29%, 24% and 2.5%, respectively, of the Company's total research and development expenses. During 1995, the Company paid approximately $0.10 million in royalties in respect of such grants to the OCS. No royalties were paid in 1996 and 1997. As of December 31, 1997, the Company had a contingent liability to pay OCS $0.993 million in future royalty payments.

      In addition, the Israeli Government, through the Marketing Fund, awards participation grants for marketing expenses incurred overseas. The Company has received grants from the Marketing Fund totaling approximately $0.253 million in 1995 for the promotion of the Company's Printers and another product that has been discontinued. The Company did not receive any grants in 1996 and received $0.20 million in 1997. There has been no material adverse effect on the Company as a result of not receiving these grants in 1996. The Company might not be eligible for additional grants from the Marketing Fund in the future due to the Company reaching the maximum allowed export revenues. The Company is obligated to pay a royalty of 3% of the export added value to the Marketing Fund until 100% of the grants have been repaid. The principal amount of the grants are linked to the U.S. dollar. As of December 31, 1997, the Company had made royalty payments in respect of such grants to the Marketing Fund totaling $0.08 million.

      Some of the Company's production facilities have also been granted "Approved Enterprise" status under the Law of Encouragement of Capital Investments, 1959, and consequently are eligible for certain tax benefits for the first several years in which they generate taxable income. A significant reduction of these tax benefits or OCS grant or the elimination or the failure of the Company to obtain additional grants, could prevent the development of new products as well as have a material adverse effect on the Company's results of operations and financial condition.

      Receipt of grants and tax benefits from the OCS and the Marketing Fund and under the Company's existing "Approved Enterprise" status and any new programs, if and when approved, are or will be, as the case may be, subject to various conditions. The tax benefits derived from the Company's "Approved Enterprise" status are conditioned upon fulfillment of the conditions stipulated by the Law for the Encouragement of Capital Investments, 1959, the regulations promulgated thereunder and the criteria set forth in the certificate of approval issued pursuant to the Law for the Encouragement of Capital Investments, 1959. In the event of a failure by the Company to comply with these conditions and criteria, the grants and tax benefits could be canceled, in whole or in part, and the Company would be required to refund the amount of the canceled benefits, adjusted for inflation and interest. Management believes that the Company has operated and will continue to operate in compliance with the conditions and criteria applicable to it, although there can be no assurance of this, and that the likelihood is remote that it will be required to refund grants or tax benefits that it derives from the OCS, the Marketing Fund and under its `'Approved Enterprise" status.

      In addition, Nur Europe has secured two non-related grants from local authorities in Belgium. The first is a grant in which the local authorities will provide up to approximately $500 thousand, provided Nur Europe completes an approximately $3.0 million investment program and will employ at least 21 full time employees in Belgium by December 31, 1999. The second grant entitles Nur Europe to reimbursement of up to 70% of its total research and development investment carried out by Nur Europe in Belgium, up to approximately $1 million. If no revenues are derived from the technologies and no products are developed by Nur Europe as a result thereof, then no repayment of the grant is required. Should revenues be recognized from the research and development efforts, a progressive 5-year repayment program would be implemented.

ITEM 2: DESCRIPTION OF PROPERTY

Israel

      Commencing April 1996, the Company has leased from Moshe Nur, then the Company's Chairman of the Board and principal stockholder, and his wife, property in Israel which now includes two adjacent buildings, each building of approximately 6,500 square feet for use as the Company's headquarters and as a manufacturing, research and development facility. The buildings are situated on a plot of land leased to Moshe Nur and his wife by the Israel Lands Authority, located near Ben-Gurion International Airport.

      The term of the Company's lease for use of the facilities (the "Lease") expires in April 2006, but the Lease can be terminated by the Company in April 1999. The Company does not pay rent on the facilities, but instead sets-off payments otherwise due against prepaid rent and expenses incurred in connection with the improvement of the premises in accordance with the provisions of the Lease. With respect to the rent amount otherwise due for use of the facilities, an independent assessor appointed by the Company's Audit Committee assessed the fair market value for a lease on the buildings. Based on this assessment, the Company's rent would be $17,000 per month, assuming the Company occupies both buildings and that both buildings are refurbished to standard. The rent is linked to the U.S. dollar and increases yearly by approximately $850 per month. The current monthly rent recorded by the Company for the property is $17,000. During 1996 and 1997, the Company incurred expenses associated with the Lease of approximately $0.190 million and $0.202 million, respectively, which amounts the Company continues to set-off. As of December 31, 1997, the Company has $0.341 million to be set-off against future rent payments.

      The Lease with Moshe Nur for the use of such facility is under litigation in connection with Moshe Nur's bankruptcy proceedings. See "Item 3: Litigation." Should the Company be required to vacate the buildings, the Company believes that alternate space may be secured within a reasonable time.

Germany

      Nur Germany leases office space under a ten year lease expiring in October 2006.

United States

      In March 1998, Nur America entered into a lease agreement with Whtr Real Estate Limited Partnership ("Whtr") whereby Nur America leases approximately 4,200 square feet in Newton, Massachusetts (the "Nur America Lease") for use as its headquarters and as a warehouse. The term of the Nur America Lease, which is guarantied by the Company, commenced on June 1, 1998 and will expire on August 31, 2008. Under certain circumstances, Nur America has the option to not continue the lease offer August 31, 2003. The rent for such property increases from $2,800.00 per month to $3,850.00 per month over the potential 10 years of the lease. The current rent on the premises, which increases to $3,150 in September 2001, is $2,800 per month. In addition, pursuant to the Nur America lease, Nur America pays operation costs and taxes anticipated to be approximately $21,000 on an annualized basis, subject to increases.

Belgium

      The Company has a fifteen year lease on 600 square meters of office space in Brussels, Belgium expiring in March 2012, with an option to purchase the property at the end of the lease term under certain conditions. If such option is not exercised, the Company has the right to extend the term of the lease for another three years under the same terms and conditions as the initial lease. Rent for the facility is currently approximately $5,200 per month. The rent is subject to adjustment annually and subject to an increase of 15% on January 1, 2000. The Company is also obligated to pay all taxes for the adjusted value of the lease, all utilities and building depreciation and accompanying taxes for the building and equipment.

      The Company believes that the insurance coverage for its business is in accordance with industry standards and is adequate and appropriate in light of the Company's businesses and the risks to which they are subject.

      The Company has granted several security interests in its assets to various banks and leasing companies to secure bank credit lines and lease facilities.

      Aggregate rental expenses were $42,000, $244,000 and $350,000 for the years ended December 31, 1995, 1996, and 1997.

ITEM 3:  LEGAL PROCEEDINGS

      The Company leases its facilities in Israel from Moshe Nur, a former principal shareholder and former Chairman of the Company, and his wife. On April 29, 1997, the Company received a demand from the Otzar Hahayal Bank, the holder of a mortgage lien on such property, to pay, directly to the bank, the rental fees in respect of the aforementioned buildings. In addition, the bank claimed that the Company should pay the sum of $330,000 with regard to a printing machine that the Company bought from a company affiliated with Mr. Nur and then sold to a third party without notice that the machine was under fixed charge in favor of the bank. The bank also claimed that under an assignment letter the Company should pay Mr. Nur all sums paid to Nur Focus, a company affiliated not with the Company, but with Mr. Nur. In June 1997, the Company was informed that a receiver had been appointed by the Execution Office to exercise on a lien that had been created in favor of the bank. The Company has informed the Execution Office that the Company's position is that any execution of the lien should be subject to the Company's rights under the Lease for such facilities. Should the Company be required to vacate the buildings, the Company believes that alternate space may be secured within a reasonable time. However, such relocation may cause the Company to incur some expenses, including the write-off of current investments in the buildings. Although the Company has the right to be indemnified for such expenses, due to Moshe Nur's current financial difficulties, the Company will in all likelihood not be able to benefit from such indemnification right.

      In February 1998, in the context of the bankruptcy proceeding of Moshe Nur, the Special Manager of Moshe Nur's assets filed an application to the applicable court to compel the Company to pay rental fees rather than continue setting-off rental obligations against prepaid rent and past expenditures in respect of the buildings occupied by the Company or, alternatively, the Special Manager would seek the issuance of an eviction order to remove the Company from the premises. The Company claims that all rental fees for use of the facilities were paid in advance for a period ending in the year 2000.

      Also in February 1998, in connection with Moshe Nur's bankruptcy proceedings, the Special Manager obtained a temporary injunction from the Israeli bankruptcy court enjoining the Company from issuing its equity securities. The injunction, which was obtained ex parte, was imposed in connection with the April 1997 transfer of Ordinary Shares of the Company representing a significant interest in the Company from Mr. Nur and his wife to Mr. Dan Purjes and others. The Special Manager alleged that the transfer of such securities from Mr. Nur to Mr. Purjes was within the preference period imposed in connection with Mr. Nur's bankruptcy proceedings. The purpose of the temporary injunction is to prevent the Company from diminishing the value of such securities by issuing additional securities. The Company and the Special Manager are currently in negotiations regarding the matter and the Company believes that such negotiations may result in the removal of the injunction within the next few months. The Company has served a petition to the court for removal of the injunction. There can be no assurance, however, that the Company's negotiations with the Special Manager or its petition before the bankruptcy court will result in the removal of the injunction prior to the completion of Mr. Nur's bankruptcy proceedings.

      In the course of the bankruptcy proceedings of Moshe Nur and the companies controlled by him, the Company in the future may be exposed to claims arising out of the actions of Moshe Nur. Liabilities arising from any such claims may be material. In 1997, several claims and threats of claims were made against the Company with respect to different matters relating to the actions of Moshe Nur and the Company has reserved what it believes to be adequate in respect thereof.

      In December 1997, the Company filed suit against the developer of the Outboard Printer and the Wideboard Printer, Rami Dochovna, and three company members of the Dochovna Group, claiming monetary damages of approximately $1,200,000 for breach of contract relating mainly to support and development of the Outboard Printer and the Wideboard Printer and seeking injunctive relief in preventing the Dochovna Group from using the Company's commercial knowledge relating to the Company's Printers and its clients. In January 1998, the Dochovna Group filed suit against the Company seeking approximately $325,000 in claims of alleged nonpayment and delayed payments for services and products relating to printers supplied to the Company and approximately $1.063 million in claims of alleged miscalculation of royalties due on sales of the Company's Wideboard Printer. The Dochovna Group also alleges that the Blueboard Printer is identical to the Wideboard Printer, which the Company is allegedly prohibited from manufacturing without the Dochovna Group's consent. In connection with such claim, the Dochovna Group seeks to enjoin the Company from manufacturing and marketing the Blueboard Printer and demands financial information as to royalties that he claims for himself due to Blueboard Printer sales. The Company intends to vigorously defend such claims and believes it has set aside adequate provisions in respect thereof.

      In connection with the two mentioned suits a settlement was reached between the Company and the Dochovna Group, according to which all parties shall not apply for interim remedies or attachments against each other or against companies controlled by the parties, in Israel or abroad, concerning the facts founding the two suits and concerning the alleged breach of an Israeli Patent number 98560 owned by the Company or any other parallel patent abroad. According to this settlement it was also agreed, that the Dochovna Group shall deposit in escrow an up to date version of the Outboard Printer source code and up to date version of the Wideboard Printer source code, flow charts and production file. The data in escrow could be released to the Company in certain limited situations described in previous agreements between the parties. Should the Dochovna Group cease to provide adequate maintenance for the software or cause delays in the installation of the software, or not provide the source code to the Company, there would be a material adverse effect on the Company's business in that the Company may be unable to correct any defects in the software. The software of the Blueboard Printer, which was the Company's main source of revenue in 1997, is fully controlled by the Company.

ITEM 4:  CONTROL OF REGISTRANT

      The following table sets forth certain information regarding the beneficial ownership of the Company's Ordinary Shares as of June 5, 1998, by (i) each person known by the Company to be the beneficial owner of more than 10% of the outstanding Ordinary Shares and (ii) all of the Company's executive officers and directors as a group (10 persons). All of the information with respect to beneficial ownership by the Company's directors, executive officers and beneficial owners has been furnished by the respective director, executive officer, or beneficial owner, as the case may be. The Company believes that the persons named in this table have sole voting and investment power with respect to the Ordinary Shares indicated.


                                                            Percentage of
                                   Ordinary Shares         Ordinary Shares
                                  Beneficially Owned     Beneficially Owned
                                 -------------------     -------------------
Dan Purjes                          3,708,879                  31.87%

All current executive officers      4,766,434                  39.51%
and directors as a group (10
persons)



ITEM 5: NATURE OF THE TRADING MARKET

      The Company's Ordinary Shares have traded in the over-the-counter market in the United States since the initial public offering on October 6, 1995, and are quoted on the Nasdaq National Market ("Nasdaq") under the symbol NURTF. There is no non-United States trading market for the shares.

      As of June 5, 1998, there were 140 record holders of Ordinary Shares, of which 114 represented United States record holders holding approximately 79.2% the outstanding Ordinary Shares of the Company.

      The prices set forth below are high and low closing sale prices for the Ordinary Shares of the Company as reported by Nasdaq. Such quotations reflect inter-dealer prices, without retail markup, markdown, or commission and may not necessarily represent actual transactions.

Quarter                                                        High        Low
-------                                                        ----        ---
1st Quarter 1996                                             5 1/8       2 3/4
2nd Quarter 1996                                             4 1/2       2 1/2
3rd Quarter 1996                                             3 1/2       1 7/8
4th Quarter 1996                                             2 3/4       1 3/4
1st Quarter 1997                                             2 1/4       1 1/4
2nd Quarter 1997                                             1 3/4       1
3rd Quarter 1997                                             2           1 3/16
4th Quarter 1997                                             2           1 1/4
1st Quarter 1998                                             3 1/8       1 11/16
2nd Quarter 1998*                                            4 1/2       2

----------
* Represents the period from April 1, 1998 through June 24, 1998.

      The Company has never paid a cash dividend on its Ordinary Shares and does not anticipate that it will pay any cash dividend on its Ordinary Shares in the foreseeable future.

ITEM 6:     EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY
            HOLDERS

      Non-residents of Israel who purchase any of the Ordinary Shares outside of Israel will be able to receive dividends, if declared, and any amounts payable upon the dissolution, liquidation or winding-up of the affairs of the Company. Any such payments will be paid in freely repatriable non-Israeli currencies (including U.S. dollars). Such payments, if made, shall be made pursuant to a general permit issued by the Controller under the Currency Control Law, 1978 (the "Currency Control Law"), provided that any applicable Israeli tax has been paid on such amounts.

      The Currency Control Law formally imposes many strict restrictions on foreign currency transactions and investments. However, such restrictions may be waived or limited through general and special permits issuable by the Controller of Foreign Currency at the Bank of Israel.

      In May 1998, a new "general permit" was issued, which removed most of the restrictions prohibited under the law, and thus enabled Israeli citizens to freely invest outside of Israel and freely convert Israeli currency into non-Israeli currencies.

ITEM 7: TAXATION

Capital Gains and Income Taxes Applicable to Non-Israeli Shareholders

      Under existing regulations, any capital gain realized by an individual shareholder with respect to the Ordinary Shares acquired on or after the registration of such shares will be exempt from Israeli Capital Gains Tax if the Ordinary Shares are listed on an approved foreign securities market (including the Nasdaq in the United States) provided that the Company continues to qualify as an Industrial Company under Israeli law and provided the individual does not hold such shares for business purposes.

      Upon a distribution of dividends other than bonus shares (stock dividends), income tax is generally withheld at source at the rate of 25% (or the lower rate payable with respect to Approved Enterprises), unless a double taxation treaty is in effect between Israel and the shareholder's country of residence that provides for a lower tax rate in Israel on dividends.

      A tax treaty between the United States and Israel (the "Treaty"), effective since January 1, 1995, provides for a maximum tax of 25% on dividends paid to a resident of the United States (as defined in the Treaty). Dividends distributed by an Israeli company and derived from the income of an Approved Enterprise are subject to a 15% dividend withholding tax. The treaty further provides that a 12.5% Israeli dividend withholding tax would apply to dividends paid to a United States corporation owning 10% or more of an Israeli company's voting stock. The 12.5% rate applies only on dividends from a company that does not have an "Approved Enterprise" in the applicable period.

      A non-resident of Israel who has had dividend income derived or accrued in Israel from which tax was withheld at source is currently exempt from the duty to file an annual Israeli tax return with respect to such income, provided such income was not derived from a business carried on in Israel by such non-resident and that such non-resident does not derive other non-passive income from sources in Israel. Proposals are being formulated to expand the requirements to file annual Israeli tax returns.

ITEM 8: SELECTED CONSOLIDATED FINANCIAL DATA

                            NUR MACROPRINTERS LTD.
                  (formerly NUR Advanced Technologies Ltd.)

                           STATEMENTS OF OPERATIONS
                              (In U.S. Dollars)


                                                            Years Ended December 31,
                                                            ------------------------
                                        1993           1994           1995           1996*          1997*
                                    ----------     ----------     ----------     ----------     ----------
                                                        (in thousands except share data)
                                                        --------------------------------
Revenues

Sales of printers and related       $    6,880     $   10,010     $   13,824     $   13,369     $   18,874
products

Sales of printed materials                  --             --             --          2,998          3,085
                                    ----------     ----------     ----------     ----------     ----------
                                         6,880         10,010         13,824         16,637         21,959
                                    ----------     ----------     ----------     ----------     ----------
Cost of revenues

Cost of sales of printers and
related products                         4,861          6,939          9,374         11,528          9,627
                                    ----------     ----------     ----------     ----------     ----------

Cost of sales of printed
 materials                                  --             --             --          2,008          1,684
                                    ----------     ----------     ----------     ----------     ----------
                                         4,861          6,939          9,374         13,536         11,311
                                    ----------     ----------     ----------     ----------     ----------
Gross profit                             2,019          3,071          4,450          3,101         10,648

Research & development
expenses                                   739            497          1,040          1,530          1,726

Less royalty-bearing grants                144            161            306            372             43
                                    ----------     ----------     ----------     ----------     ----------
Research & development
expenses net                               595            336            734          1,158          1,683
                                    ----------     ----------     ----------     ----------     ----------
Selling and marketing
expenses, net                              867            715          1,039          4,823          4,620

General & administrative
expenses                                   520          1,099          1,187          2,560          3,439

Write-off of debts from
related parties                             --             --             --          3,757             --
                                    ----------     ----------     ----------     ----------     ----------
                                         1,387          1,814          2,226         11,140          8,059
                                    ----------     ----------     ----------     ----------     ----------

Operating income (loss)                     37            921          1,490         (9,197)           906
Financial expenses, net                   (243)           (65)          (205)          (589)          (320)
Gain on marketable securities              251            (40)            12             22             --
                                    ----------     ----------     ----------     ----------     ----------

----------
* Represents the Company on a consolidated basis with its subsidiaries, Nur Media Solutions, Nur America, Nur Europe and Nur Germany.

Other income (expenses), net .....          --             --            110             76             (8)
                                    ----------     ----------     ----------     ----------     ----------

Income before taxes on income ....          45            816          1,407         (9,688)           578
Taxes on income ..................          60             25            221            400             67
                                    ----------     ----------     ----------     ----------     ----------

Income (loss) after taxes on
income ...........................         (15)           791          1,186        (10,088)           511

Minority interest in earnings
of subsidiary ....................          --             --             --             --            (26)
Equity in loss of 50% owned
joint venture ....................        (528)          (987)        (1,125)            --             --
                                    ----------     ----------     ----------     ----------     ----------

Net income (loss) for the year ...  $     (543)    $     (196)    $       61     $  (10,088)    $      485
                                    ----------     ----------     ----------     ----------     ----------
Net income (loss) per share ......  $    (0.15)    $    (0.05)    $     0.01     $    (1.47)    $     0.07
                                    ----------     ----------     ----------     ----------     ----------

Weighted average number of
shares outstanding ...............   3,624,708      4,123,082      4,904,118      6,880,000      7,293,640
                                    ==========     ==========     ==========     ==========     ==========

                              Balance Sheet Data
                              (In U.S. Dollars)

                                                         December 31,
                                    --------------------------------------------------------
                                          1995              1996*               1997*
                                          ----              -----               -----
                                                        (in thousands)
                                                        --------------
Working Capital....................      $10,597           $    690             $ 4,674
Total assets.......................       16,907             12,161              13,783
Total liabilities..................        5,093             10,325               7,998
Total shareholders' equity.........      $11,814           $  1,836             $ 5,785


----------
*Represents the Company on a consolidated basis with its subsidiaries, Nur Media Solutions, Nur America, Nur Europe and Nur Germany.

ITEM 9: MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

      The Company develops, manufactures, sells, and services digital, continuous ink-jet color printing systems for on demand, short-run, LF and VLF printing. The Company also supplies the Ink and its solvent, which are consumable products essential to the operation of the Company's Printers. As of June 1998, the Company also began supplying substrates for use with the Company's Printers. The Company's total revenues grew from approximately $13.8 million for the fiscal year ended December 31, 1995 to approximately $22 million for the fiscal year ended December 31, 1997.

      The Company carries out its main research, development and manufacturing operations at its facilities in Moshav Magshimim, Israel. The Company also owns 84% of Nur Germany, a digital printing and outdoor advertising company located in Kassel, Germany. The Company's main sales and service activities are carried out through its wholly owned subsidiaries, Nur Europe, located in Brussels, Belgium, and Nur America, located in Newton, Massachusetts, in the United States. In April 1998, the Company refocused the efforts of Nur Media Solutions, a wholly owned subsidiary also located in Brussels, Belgium, on developing and marketing advanced consumables for the Company's Printers.

      The Company became public in 1995 and is traded on the Nasdaq National Market under the symbol of NURTF.

      Revenues from the Company's Printers and related materials are derived from the sale of the Company's Printers, the Inks, substrates, spare parts and related services. Revenues from printed materials are derived from Nur Germany's printing and advertising display services.

      Cost of sales of printers and related materials includes costs related to product shipments including materials, labor, overhead, and other direct or allocated costs involved in the manufacture, warehousing, delivery, support and maintenance of products. Cost of sales of printed materials includes costs related to product materials involved in the printing and delivery of printed materials. Gross margins for the fiscal year ended December 31, 1997 improved to 48.5% from 19% in the fiscal year ended December 31, 1996, mainly as a result of the shift to direct distribution in Europe and America, and the introduction in 1997 of the Blueboard Printer.

      Sales and marketing expenses were 21% of net sales in 1997. The sales and marketing expenses include the costs associated with the staff of the sales and marketing force of the Company and its subsidiaries, advertising and promotion of existing and new products, trade shows, commissions, and other marketing activities.

      Research and development expenses were 7.7% of net sales for the fiscal year ended December 31, 1997, these expenses included mainly labor, materials consumed and investments in research and development expenses by sub-contractors, consultants and others. Research and development expenses are carried to the statement of operations as incurred. Grants are netted from research and development costs on an accrual basis as the related expenses are incurred.

      During 1996 and 1997, the Company focused its efforts on the VLF market. According to the Company's estimates, the Company is today in a leading position in this market in the number of installations of new printers. However, as this industry is rapidly changing and increasing in competitiveness, there can be no assurance that the Company can maintain its leadership position for a significant period of time.

Recent Developments

      During 1997, the Company expended significant financial and management resources to expand its business and product offerings. The Company has invested in strengthening the service and sales organizations in Nur Europe and Nur America, by hiring additional sales and service staff in both territories. The Company has also invested in the creation and set-up of Nur Media Solutions, a subsidiary dedicated to the development and marketing of substrates for the use with the Company's products. The Company believes that it will need to dedicate more resources to this operation during 1998. During 1997, the Company invested in a new line of printer products aimed at the screen printing market. Revenues from such printers are expected in the first quarter of 1999.

      In the first quarter of 1997, the Company introduced the Blueboard, a 16.4 ft. wide format printer designed and developed by the Company, which became the Company's principal product. The Blueboard printer was the first product of the Company developed fully in-house, and as a result contributed significantly to the increase in the gross margins on equipment, and enhanced the ability of the Company to introduce upgrades and enhancements to the product.

      In early 1997, Moshe Nur, the previous Chairman of the Company and its former major shareholder, and companies controlled by Moshe Nur, experienced financial difficulties. These affiliated companies and Moshe Nur had outstanding debts to the Company stemming from a combination of purchases of printers, spare parts, ink, and cash transfers. As a result, management of the Company decided to write-off these debts in the 1996 fiscal year, totaling $3.7 million. The Company is in litigation with Moshe Nur and his court appointed receiver for the return of funds misappropriated from the Company. See "Item 3: Litigation."

      In April 1997, following Moshe Nur's financial difficulties, a group of investors led by Dan Purjes, the Chairman and CEO of Josephthal & Co. Inc. ("Josephthal") assumed control of the Company and replaced all but one of the previous directors. The Chairman, Chief Executive Officer and Chief Financial Officer of the Company were also replaced.

      In the fourth quarter of 1997, Nur International's holdings in Nur Germany were sold to the Company for the sum of approximately $0.95 million. Nur International was established in 1993 to develop the market for the printed applications of the Company's printers. Nur Germany was the only printing company remaining from this operation, and therefore the Company assumed ownership of this operation. Nur International ceased to exist as a holding company for printing entities, its name was changed to Nur Media Solutions, which is now dedicated to the development and marketing of substrates for use with the Company's Printers.

      In October 1997, the Company changed its name from Nur Advanced Technologies Ltd. to Nur Macroprinters Ltd. In the first quarter of 1998, the Company introduced a new version of the Blueboard, the Blueboard 2, which is capable of greater printing speed. The Company is expected to start commercial deliveries of the Blueboard 2 in July 1998. The Blueboard 2 will also be offered as an upgrade to existing Blueboard customers for an additional payment, thus enabling existing customers to enjoy the higher productivity available to new customers.

Certain Royalty Obligations

      In consideration of the research and development efforts conducted by Nur Focus in the past, the Company had been obligated to pay royalties to Nur Focus based on the Company's consolidated sales. Pursuant to an agreement dated May 23, 1995 among the Company, Nur Focus and Moshe Nur, it was agreed that the royalties which were scheduled to be paid to Nur Focus starting September 30, 1995 would be fully set off against a loan outstanding from Moshe Nur in the amount of $0.85 million and against a trade receivable of $0.62 million owed by Nur Focus to the Company.

      The royalties, which represented the research and development expenses incurred by Nur Focus, were capitalized upon the acquisition of the rights in 1992, in accordance with the principles of the Financial Accounting Standards Board of the United States ("FASB") 86. Subsequent research and development expenses have been charged to operating income.

      The Company is obligated to make certain royalty payments as a result of research and development efforts conducted by third parties on behalf of the Company. According to an agreement between the Company and a member of the Dochovna Group, the Company was obligated to pay to such company royalties in the amount of 4% of the sales of the Outboard Printer and the Wideboard Printer. Such company also received royalties on the sale of the Ink equal to 12% of the Company's margin on the Ink. Since it ceased to sell the Outboard Printer and the Wideboard Printer and began to sell only the Blueboard Printers, the Company has not paid royalties to such company. As a result of this and other events, on March 31, 1998, such member of the Dochovna Group sent the Company, and the Company sent back, notices ending the agreements between them. As of April 1998, the contracts and agreements between the Company and the Dochovna Group have been cancelled. The Dochovna Group and the

Company are currently in litigation concerning, among other matters, the Dochovna Group's claim for royalties on the sales of the Blueboard Printer and the Ink. See "Item 3: Litigation."

      As of December 31, 1997, the Company had a contingent liability to pay OCS $0.993 million in future royalty payments. As of December 31, 1997, the Company had made royalty payments of approximately $0.08 million to the Marketing Fund. The Company is obligated to pay such royalty until 100% of the grants have been repaid. The Company is also obligated to pay the OCS and the Marketing Fund royalties in the amount of 2% to 3% of sales and 3% of the export added value of the Company's sale of printers and related products, respectively, in connection with certain research and development and marketing grants. During 1995, the Company paid royalties of approximately $0.10 million to OCS. No royalty payments were made in 1996 or in 1997. The Company will not be eligible for additional grants from the Marketing Fund in the future due to the Company reaching the maximum allowed export revenues.

Variability of Results

      The Company's revenues may vary significantly from quarter to quarter as a result of, among other factors, the timing of new product announcements and releases by the Company and its competitors.

      The Company does not typically have a material backlog of orders at the beginning of each quarter, and therefore ships and records a significant portion of its revenues for orders placed within the same quarter, primarily in the last month of the quarter. The Company may not learn of shortfalls in sales until late in, or shortly after the end of, the fiscal period and, as a result, the Company's quarterly earnings may be subject to significant variations.

Special Tax Consideration

      Some of the activities of the Company have been granted "Approved Enterprise" status under the Law for the Encouragement of Capital Investments, 1959, entitling the Company to certain benefits, including a tax exemption and reduced tax rates in Israel. The corporate tax rate for an Approved Enterprise is 25%. Should the Company derive income from sources other than an Approved Enterprise, then such income will be taxable at regular Israeli corporate tax rates, i.e., 37% in 1995 and 36% thereafter. As a result, the tax rate applicable to the income of the Company will be a blend of the rate applicable to income derived from the Company's existing enterprise and the rate applicable to any additional revenues derived from the "Approved Enterprise."

Certain Accounting Policies

      The main sources of revenues for the Company are sales of the Company's Printers and related consumable products. Sales are recognized upon shipment of the product to customers, when no significant vendor obligation remains and collection is deemed probable.

      The Company prepares its financial statements in U.S. dollars. The U.S. dollar is the currency of the primary economic environment in which the operations of the Company are conducted. The majority of the Company's sales are made outside of Israel in U.S. dollars and some major European currencies and the majority of purchases of materials and components are invoiced and paid in U.S. dollars and some major European currencies. In addition, substantial amounts of other expenses are incurred outside Israel in U.S. dollars or paid in U.S. dollars or in NIS linked to the exchange rate of the U.S. dollar. See note 2 to the Company's Financial Statements for a discussion of the Company's accounting policy for determining rate of exchange and linkage based amounts.

      Transactions and balances originally denominated in U.S. dollars are presented at their original amounts. Transactions and balances in other currencies are re-measured into U.S. dollars in accordance with the principles set forth in Statement of Financial Accounting Standards No. 52 of the FASB.

Current and Future Trends

      The Company has estimated based on its own market research that the VLF industry has been growing at a rate of 15-20% annually for the last 3 years. The Company's growth during 1997 and 1998 has exceeded this growth rate, mainly as a result of increasing market share of the Company in the VLF market. Although there can be no assurance, the Company believes it will maintain during 1998 and 1999 a growth rate similar to the general industry's growth rate in the VLF segment of its business. The Company is also planning to introduce products to the LF professional print market during 1999. The gross margins of the Company are expected to remain at the 1997 levels throughout 1998. Although there is a downward price pressure on the Company's existing products, there have been certain reductions in the manufacturing cost of these products. The Company's new products are anticipated to be launched at gross margins similar to its existing products.

      The VLF industry has undergone significant changes in the past few years, and additional change is anticipated in the future. The most noticeable change in the industry during 1997 has been the adoption of inkjet technologies by all major competitors in the industry. Until 1997, the Company had the only inkjet VLF printer in the market. During 1997, the Company's major competitors have each introduced an inkjet-based printer to replace their existing airbrush printers. The new printers introduced during 1997, are based on the DOD technology, as opposed to the Continuous InkJet (CIJ) technology used by the Company's printers. To date, the Company has been successful in maintaining and increasing its growth in revenues from the Company's Printers. The Company believes that the VLF and DOD printers are still in initial stages of market acceptance, but there is no guarantee that wider market acceptance will not occur. The Company's printing technology has a wide acceptance in the VLF market, and the Company is continuously working on enhancing the technological capabilities of its printers.

      With the cost of digital printing expected to decrease and the ability of digital technology expected to produce shorter runs more economically, the Company believes that the use of large format printing, such as that produced by the Company's Printers, should grow, and that the portion of the market serviced by digital printing should increase. The ability to produce VLF images digitally has also opened new media opportunities for advertisers, such as mural printing, carpet printing, new forms of fleet graphics printing. The growth in demand for VLF digital printers is fueled by both the replacement of conventional print methods and the development of new printing applications.

      The Company's future results may be affected by a number of factors, including its ability to continuously develop, introduce, and deliver products and technologies that offer its customers enhanced performance at competitive prices; to strengthen its distribution channels in its primary markets; and to expand its digital printing product offerings. Future operating results may also be affected by the Company's ability to introduce new products on a timely basis; to offer customers competitive technologies; to develop customer interest in its new products and product enhancements; to anticipate accurately customer demand patterns; and to manage future inventory levels in line with anticipated demand. The Company's operating results may also be affected by delays in customer purchasing decisions as a result of the introduction of new products and product enhancements. These results may also be affected by currency exchange rate fluctuations and economic conditions in the different territories in which the Company operates.

      Certain of the statements made in this report are forward-looking statements that involve risks and uncertainties. Actual results could differ materially as a result of a variety of factors. See "Item 1: Business--Risk Factors."

Results of Operations

      The following table sets forth for the periods indicated certain line items from the Company's statement of operations as a percentage of the Company's sales:


                                                 Years ended December 31,
                                                 ------------------------
                                           1993    1994    1995    1996*   1997*
                                           ----    ----    ----    -----   -----
                                                        (in percents)
Revenues                                   100%    100%    100%    100%    100%
--------
Cost of sales of printers and
related products ......................     71      69      68      69     43.9
Cost of sales of printed
materials .............................     --      --      --      12      7.6
Gross profit ..........................     29      31      32      19     48.5
Research & development expenses .......     11       5       8       9      7.8
Research & development expenses
net ...................................      9       3       5       7      7.7
Selling expenses, net .................     12       7       7      29       21
General & administrative
expenses...............................      7      12       9      15     15.7
Write-off debts of related
parties ...............................     (4)     --      --      23       --
Operating income (loss) ...............      1       9      11     (55)     4.1
Financial expenses, net ...............      4      (1)     (2)     (4)    (1.5)
Gain (loss on marketable
securities) ...........................      4      --      --      --       --
Other income ..........................     --      --       1      --       --
Taxes on income (tax benefit) .........      1      --       2       2      0.3
Equity in loss of a 50% owned
subsidiary ............................     (8)    (10)     (8)     --       --
Net income (loss) .....................     (8)     (2)     --     (61)     2.3

----------
*Represents the Company on a consolidated basis with its subsidiaries, Nur Media Solutions, Nur America, Nur Europe and Nur Germany.

   1997 Compared with 1996

      Total revenues increased by 32.3%, to approximately $21.96 million for 1997 from approximately $16.6 million for 1996, mainly as a result the introduction and market acceptance of the Company's new product, the Blueboard, and as a result of the move to direct distribution by the Company of the Company's products in Europe and the United States, the Company's two major markets. Growth was also fueled by the growth of sales of the Ink as a result of the growth of the installed base of the Company's Printers.

      Sales of the Company's Printers and related products increased by 38.2% to approximately $18.8 million for 1997 from approximately $13.6 million for 1996. This increase is attributable primarily to the introduction and market acceptance of the Company's new product, the Blueboard, and to increased revenues due to the move from sales through distributors to direct sales to end users through the Company's subsidiaries in Europe and the United States.

      Gross profit was approximately $10.6 million in 1997, an increase of $7.5 million from $3.1 million in 1996. Gross profit as percentage of sales increased to 48.5% in 1997 from 19% in 1996. The increase in gross profit is attributable mainly to the change in distribution strategy discussed above and reduced manufacturing costs.

      A portion of the Company's research and development expenses is funded by the OCS pursuant to programs entitling the OCS to receive royalties on sales of products developed with the use of OCS funds. Research and development costs, net of OCS grants, were approximately $1.68 million in 1997, rising by 45% from $1.16 million in 1996, as a result of increased efforts in developing new products. The Company expects to continue to invest significant resources in its research and development programs for new products and enhancements of existing products. The Company expects that research and development expenses will continue to increase in absolute dollar terms as compared to previous years.

      Selling and marketing expenses were approximately $4.6 million in 1997 compared to approximately $4.8 million in 1996. The Company received $0.2 million in 1997 from the Marketing Fund for selling and marketing expenses as compared to no receipt of such funds in 1996. The Company will not be eligible for support from the Marketing Fund commencing in 1999 due to the Company reaching the maximum allowed export revenues. The majority of sales and marketing expenses are incurred by the distribution subsidiaries, Nur Europe and Nur America.

      In early 1997, Moshe Nur, the previous Chairman of the Company and its former major shareholder, and companies controlled by Moshe Nur, experienced financial difficulties. These affiliated companies and Moshe Nur had outstanding debts to the Company stemming from a combination of purchases of printers, spare parts, ink and cash transfers. As a result, management of the Company decided to write-off these debts, totaling $3.7 million in 1996.

      In 1997, sales to related parties were 0.8%, as opposed to 3.6% for 1996 as a result of the change in control of the Company.

      General and administrative expenses were approximately $3.4 million for 1997, compared to approximately $2.56 million for 1996, representing a 32.8% increase. This increase was due primarily to legal and extra-ordinary audit costs resulting from the change in control and management of the Company, and to the re-building of the financial and administrative infrastructures of the Company.

      Taxes on income decreased by 83.25% to $0.067 million in 1997 as compared to $0.4 million in 1996, due to available carry-forward losses (including capital losses) and deductions aggregating approximately $7.5 million.

      Financial expenses, net decreased to $0.32 million in 1997 from $0.59 million in 1996.

   1996 Compared with 1995

      Following the review of its annual results, the Company found it necessary to recast the breakdown of its quarterly results for 1996. The need for recasting of the quarterly reports arose from the discovery of non-authorized transactions and misappropriation of funds by former company officials.

      Total revenues increased by 20%, to approximately $16.6 million for 1996 from approximately $13.8 million for 1995.

      Sales of the Company's Printers and related products increased by 6.4% to approximately $13.4 million for 1996 from approximately $12.6 million for 1995.

      Gross profit was approximately $3.1 million in 1996, a decrease of 30% from $4.45 million in 1995. Gross profit as percentage of sales decreased to 18.6% in 1996 from 32.2% in 1995, mainly as a result of the lower gross margins of the Wideboard as compared to the Outboard Printer.

      A portion of the Company's research and development expenses is funded by the OCS pursuant to programs entitling the OCS to receive royalties on sales of products developed with the use of OCS grants. Research and development costs, net of OCS grants, were approximately $1.16 million in 1996, rising by 59% from $0.73 million for 1995, as a result of increased efforts in developing new products.

      Selling and marketing expenses were approximately $4.8 million in 1996 compared to approximately $1.04 million in 1995. Selling expenses increased significantly due to the Company and its subsidiaries undertaking direct sales and marketing in Europe and the United States, which activities were previously handled by Scitex. There was no participation by the Company in the Marketing Fund with respect to the selling and marketing expenses in 1996 as compared to a participation of $0.25 million in 1995.

      For 1996, sales to related parties amounted to 3.6% of total sales, as opposed to 18% for 1995.

      General and administrative expenses were approximately $2.56 million for 1996, compared to approximately $1.19 million for 1995, representing a 115% increase, mainly due to the consolidation of the subsidiaries, and increased administrative and financial staffing expenses relating to the move to a publicly traded company.

      Taxes on income increased by 82% to $0.4 in 1996 as compared to $0.22 million in 1995 due to increased profitability of Nur Germany.

      Financial expenses, net increased to $0.59 million in 1996 from $0.21 million in 1995.

Liquidity and Capital Resources

      Since the commencement of the Company's activities in the second half of 1991 through mid-1993, the Company financed its operations primarily through loans and injection of equity by shareholders. In July 1993, the Company raised, through the 1993 Private Placement, approximately $6 million (approximately $3 million in equity and $3 million in Convertible Debentures).

      Following the 1993 Private Placement, the Company financed its operations primarily through cash generated from operations. For the year ended December 31, 1995, the Company's major source of cash was the $6.86 million of net proceeds from the Company's initial public offering in October 1995.

      The Company incurred a loss of approximately $10.1 million in 1996. This loss is comprised of approximately $4.3 million in losses due to increased expenses associated with the setup of direct sales and marketing efforts by the Company in Europe and in the United States, and to the assumption of international support and service; approximately $1.2 million in research and development expenses; approximately $0.6 million in financing expenses; approximately $0.4 million in elimination of deferred taxes; and approximately $3.7 million in losses due to the write-off of debts to the Company associated with Moshe Nur and companies controlled by him. These debts resulted, in part, from ineffective controls that failed to prevent unauthorized transactions and failed to detect the misappropriation of funds. As a result, the Company's shareholders' equity was reduced to approximately $1.8 million.

      In 1997, the Company's net income was $0.485 million. In the fourth quarter of 1997, the Company completed a private placement of $4 million of Ordinary Shares, from which the Company received net proceeds of approximately $3.51 million (the "Private Placement"). Additional capital was needed in order to fund accrued debts to suppliers during 1996 and the beginning of 1997, and to increase the Company's working capital and equity base.

      For the year ended December 31, 1997, the Company's major source of cash was the $3.51 million of net proceeds from the Private Placement of equity.

Operating activities

      In 1997, the Company had net income of $0.485 million. Net cash used by operating activities was approximately $2.2 million. The main changes in the Company's working capital were (i) an increase of approximately $1.8 million in trade accounts receivable, (ii) a decrease of approximately $1.24 million in trade payables, and (iii) a decrease of approximately $1.3 million in customer advances

Investing activities

      The Company's investing activities used approximately $1.59 million in 1995, approximately $0.53 million in 1996, and approximately $1.38 million in 1997. The Company invested in 1997 approximately $1.38 million in the purchase of property and equipment.

Financing activities

      Net cash provided by financing activities in 1995 was approximately $7.04 million. Substantially all of the cash provided in 1995 constituted the net proceeds of the Company's public offering. Net cash provided by financing activities in 1996 was approximately $1.07 million. Net cash provided by financing activity for 1997 was approximately $3.08 million.

      The Company maintains long and short-term credit facilities in an aggregate amount of approximately $2.0 million. At December 31, 1997, the Company had approximately $1.6 million in long-term loans from banks and others, $0.53 million of which is payable within 12 months. Most of the Company's long term loans are linked to the U.S. dollar bearing interest at a rate ranging between 6.2% and LIBOR plus 3.12%.

      As of December 31, 1997, total current assets of the Company amounted to approximately $11.2 million, out of which $1.23 million was in cash, cash equivalents and marketable securities, compared with total current liabilities of approximately $6.54 million. The increase in current assets is attributable primarily to growth in trade receivables resulting from the growth in the Company's revenues. The decrease of the current liabilities is attributable primarily to the decrease of trade payables and customer advances.

Impact of Inflation and Exchange Rates

Most of the Company's sales are in U.S. dollars. However, a large proportion of the Company's costs relate to its operations in Israel linked to the U.S. dollar. Approximately 50% of these costs are denominated in U.S. dollars. Costs not effectively denominated in U.S. dollars are translated to U.S. dollars, when recorded, at prevailing exchange rates for the purposes of the Company's financial statements, and will increase if the rate of inflation in Israel exceeds the devaluation of the Israeli currency against the U.S. dollar or if the timing of such devaluations were to lag considerably behind inflation. Consequently, the Company is and will be affected by changes in the prevailing NIS/ U.S. dollar exchange rate.

      During 1992 and 1993, the value of the U.S. dollar increased relative to major currencies and the rate of inflation in Israel exceeded the rate in the United States. In 1995 and 1996, the value of the U.S. dollar decreased relative to major currencies, and the rate of inflation in Israel exceeded the rate in the United States. The annual rate of inflation in Israel in 1995 was 8.1%, which increased to 10.6% in 1996 and 7.0% in 1997. The NIS was devalued against the U.S. dollar by approximately 9%, 1%, 5%, 3.7%, and 8.8% in 1993, 1994, 1995,
1996, and 1997 respectively. The Company cannot predict whether the rate of devaluation of the NIS against the U.S. dollar will continue to exceed the rate of inflation in the future and whether these conditions will have a material adverse effect on the Company.

      The representative dollar exchange rate for converting the NIS to dollars, as reported by the Bank of Israel, was NIS 3.536 for one dollar US on December 31, 1997. (NIS 3.251 on December 31, 1996 and NIS 3.135 on December 31, 1995).

Current and Future Capital Needs

      The Company believes that existing capital resources and credit facilities will be sufficient to fund the Company's current activities at their present and planned rate through mid 1999. The Company may require additional funds, to be raised through public or private financing of debt or equity, in order to ensure its ability to maintain its current and planned operations after such time. If such funds are not raised, the Company may have to reduce or eliminate expenditures for research and development, production, or marketing of its products, any one of which could have an adverse effect on the Company's business.

      Even if additional financing is obtained, expansion of the Company's business requires, and will continue to require, significant capital. In this regard, the Company's capital requirements and level of expenses depend upon numerous factors, including the scope and success of the Company's marketing and customer service efforts, and of its research and development activities, as well as the demand for the Company's products and services. Furthermore, there can be no assurance that such additional financing will be available or that, if available, it will be obtained on terms favorable to the Company. Moreover, in the course of the bankruptcy proceedings of Moshe Nur and the companies controlled by him, the Company in the future may be exposed to claims arising from the actions of Moshe Nur. Liabilities arising from any such claims may be material. See "Item 3: Litigation."

ITEM 10:  DIRECTORS AND OFFICERS OF REGISTRANT

      The executive officers and directors of the Company are:

Name                 Age   Position with the Company
----                 ---   -------------------------
Dan Purjes           48    Chairman of the Board of Directors
Erez Shachar         35    President, Chief Executive Officer and Director
Eitan Padan          35    Chief Financial Officer, Vice President of
                           Finance and Secretary
Amir Noy             37    Vice President of Marketing
Eyal Israeli         44    Vice President of Operations
Shimon Alon(1)(2)    47    Director
Yoram Ben-Porat      43    Director
David Fuchs(1)       48    Director
Robert Hussey(1)(2)  49    Director
Scott Weisman        43    Director

---------

(1)    Member of the Company's Audit Committee.
(2)    Member of the Company's Stock Option Committee.

      Dan Purjes has served as the Chairman of the Board of the Company since April 1997. Mr. Purjes is Chairman and Chief Executive Officer of Josephthal, an investment banking and brokerage firm which is a member of the New York Stock Exchange. Prior to joining Josephthal in 1985, Mr. Purjes was a Vice President with a number of securities firms, including Bear Stearns & Co. and L.F. Rothschild Unterberg Towbin, in their corporate finance and brokerage sales divisions. He began his Wall Street career at Morgan Stanley & Co. in 1978 as a director of their computer systems department. Prior to that, Mr. Purjes was a manager at Citibank and at Philip Morris International in their computer systems areas. Mr. Purjes earned B.S. and M.S. degrees in computer science from the City College of New York School of Engineering.

      Erez Shachar has served as the Company's President and Chief Executive Officer since July 1997 and as a Director of the Company since October 1997. Mr. Shachar has also served as a Director of Nur Europe, Nur America and Nur Media Solutions since January 1998. Prior to joining the Company, from 1989 to 1997 Mr. Shachar has served in various research and development, marketing, sales, and senior management positions with Scitex. Mr. Shachar's last position in Scitex was Vice President of Sales and Marketing of Scitex Europe, and prior thereto Mr. Shachar held several positions in the marketing organization of Scitex Europe. Prior to joining Scitex Europe, Mr. Shachar was a software developer within the research and development group of Scitex. Mr. Shachar holds a B.Sc. in mathematics and computer science from Tel Aviv University, and a M.B.A. degree from INSEAD, France.

      Eitan Padan has served as the Chief Financial Officer, Vice President of Finance and Secretary of the Company since October 1997. From 1995 to October 1997 Mr. Padan was Vice President Economics and CFO of Bezeq International, Israel's largest long distance telecommunications carrier. In 1995 Mr. Padan was Director of Business Development for International Projects in Bezeq and from November 1992 to 1995 Senior Assistant to the Chairman of the Board of Bezeq, the Israeli Telecommunications Company. Between 1989 and 1992, Mr. Padan headed the economics department of Co-Op Blue-Square (NYSE: BSI), and a member of management of Co-Op Blue Square. Mr. Padan holds a B.A. in management and economics from Tel Aviv University, and has completed course credits towards an M.B.A. degree from Tel Aviv University.

      Amir Noy has served as the Vice President of Marketing since March 1996. From March 1994 to March 1996, Mr. Noy was the Vice President of Research and Development of the Company. From 1989 to March 1994, Mr. Noy served as Research and Development Project Manager with Scitex. Between 1984 and 1989, Mr. Noy served as a technical officer for communication with the Israeli Air Force. Mr. Noy holds B.Sc. and M.Sc. degrees in electrical engineering from the Technion, Israel Institute of Technology, and a M.B.A. degree from Tel Aviv University.

      Eyal Israeli has served as the Vice President of Operations since June 1996. Prior thereto, since January 1995, Mr. Israeli served as the Director of Customer Support for Indigo Electronic Printing Systems Ltd. From February 1993 to January 1995, Mr. Israeli served as the Manager of Corporate Customer Support for Orbotech Ltd. In addition, from January 1989 to 1993, Mr. Israeli served as Vice President of Customer Support for Optrotech Inc., the U.S. subsidiary of Optrotech Ltd. Mr. Israeli holds a B.Sc. degree in electronic engineering from Ben-Gurion University and a M.Sc. degree in electronic systems from Tel Aviv University.

      Shimon Alon has served as a Director of the Company since March 1997. Previously, Mr. Alon was with Scitex where he served in various service, marketing, and senior management positions. In 1995, Mr. Alon was President and Chief Executive Officer of Scitex America, and was President of Scitex Europe. Mr. Alon studied management at Northeastern University in Boston, M.A., and completed the Advanced Management Program at Harvard University.

      Yoram Ben-Porat has served as a Director of the Company since March 1991. Since October 1993, Mr. Ben-Port has served as Director and President of Nur Media Solutions. Since October 1993, Mr. Ben-Porat has served as the Chief Executive Officer and Deputy Chairman of the Board of Directors of Nur International. He was among the founders of the Company and between January and September 1993, he served as the Chief Executive Officer of the Company. From 1987 until December 1992, Mr. Ben-Porat served as Research and Development and

Business Development Manager of Nur Outdoor and Nur Focus. Prior thereto, he was an independent consultant to metal finishing process companies in the high technology industry. Mr. Ben-Porat holds a degree in economics and marketing from the Tel Aviv College of Management and Administration.

      David Fuchs has served as a Director of the Company since March 1997. Mr. Fuchs has also served as acting Chief Financial Officer of the Company from April 1997 to October 1997. Mr. Fuchs is Senior Vice President of International Investment Banking at Josephthal where he is engaged in the financing of companies through public offerings, private placements, and merger and acquisition transactions, mainly in the high-tech sector. In early 1994, Mr. Fuchs was nominated to head Josephthal's investment banking and corporate finance activities in Israel. Prior to joining Josephthal in 1992, Mr. Fuchs was engaged for 15 years in the development and marketing of high-tech products and services. Mr. Fuchs started his career at CBS, Inc. as a financial analyst and was later promoted to the position of director of development for the station's division. Mr. Fuchs holds a B.S. degree in engineering and a M.A. degree in management from Columbia University, and has completed course credits toward a Ph.D. in finance at the New York University Graduate School of Business Administration.

      Robert Hussey has served as a Director of the Company since the forth quarter of 1997. Prior to joining the Company, from June 1991 to April 1997, Mr. Hussey served as the President and Chief Financial Officer of Metrovision of North America. Prior to thereto, from 1984 to 1991, Mr. Hussey served as the President, Chief Executive Officer and Director of POP Radio Corp., a company which he helped form. From 1979 to 1984, Mr. Hussey served as the Vice President/Management Supervisor for Grey Advertising, Inc. From 1977 to 1979, Mr. Hussey was the Director of Financial Advertising for E.F. Hutton. Prior to thereto, from 1973 to 1977, Mr. Hussey served as a Senior Financial Analyst and Product Manager for American Home Products, Inc. Mr. Hussey holds a B.S.B.A degree in finance and a M.B.A. degree in international finance from Georgetown University.

      Scott Weisman has served as a Director of the Company since April 1997. Mr. Weisman is Senior Managing Director and Director of Investment Banking at Josephthal, where he is responsible for directing the efforts of the Investment Banking Department, including management of the firm's public offering, private placement, and merger and acquisition activities. Prior to joining Josephthal in 1993, Mr. Weisman was a partner at Kelly Drye & Warren specializing in securities law. He began his career at Parker, Chapin & Flattau in 1980. Mr. Weisman holds a J.D. from Albany Law School and a B.A. from Syracuse University.

Terms of Directors

      The members of the Board are elected annually at the Company's general meeting and remain in office until the next annual general meeting of the Company, unless the director has previously resigned, vacated his office, or was removed in accordance with the Company's Articles of Association (the "Articles of Association"). In addition, the Board may elect additional members to the Board.

Alternate Directors

      The Articles of Association provide that, subject to the Board's approval, a director may appoint, by written notice to the Company, any individual (whether or not such person is then a member of the Board) to serve as an alternate director. Any alternate director shall have all of the rights and obligations of the director appointing him or her, except the power to appoint an alternate (unless the instrument appointing him or her expressly provides otherwise). The alternate director may not act at any meeting at which the director appointing him or her is present. Such alternate may act as the alternate for several directors and have the corresponding number of votes. Unless the appointing director limits the time period or scope of any such appointment, such appointment is effective for all purposes and for an indefinite time, but will expire upon the expiration of the appointing director's term.

Audit Committee

      In 1993, the Company established the Audit Committee. The Audit Committee is charged with reviewing the annual audit and transactions between the Company and related parties and with meeting with the Company's accountants to review the Company's internal financial controls and financial managerial practices. The Audit Committee is presently comprised of three members: Shimon Alon, David Fuchs and Robert Hussey. The Audit Committee must be comprised of "independent members" and neither employees of the Company nor holders, directly or indirectly through family members, of more than five percent of the Ordinary Shares may constitute a majority of the Audit Committee. The Company is required to maintain the Audit Committee as a result of the inclusion for quotation of the Ordinary Shares on Nasdaq.

Stock Option Committee

      In March 1998, the Company established the Stock Option Committee. The Stock Option Committee is charged with administering and overseeing the allocation and distribution of stock options under the approved stock option plans of the Company. The Stock Option Committee is presently comprised of two members: Shimon Alon and Robert Hussey.

ITEM 11:  COMPENSATION OF DIRECTORS AND OFFICERS

      For the year ended December 31, 1995, the aggregate compensation paid by the Company to the directors and executive officers of the Company (a total of 6 persons) amounted to $330,000. For the year ended December 31, 1996, the aggregate compensation paid by the Company to the directors and executive officers of the Company (a total of 7 persons) amounted to approximately $523,000. For the year ended December 31, 1997, the aggregate compensation paid by the Company to the directors and executive officers of the Company (a total of 13 persons) amounted to approximately $813,000.

      In October 1997, the Company undertook to pay its Board members who are not employees of the Company remuneration for their services as directors. This remuneration includes an annual payment of $5,000 and an additional payment of approximately $250 per meeting.

ITEM 12:    OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES

Outstanding Warrants and Options

      Following the initial public offering of the Company's shares in October 1995, the Company issued warrants to Josephthal exercisable to purchase 155,000 Ordinary Shares of the Company, at an exercise price of $7.50 per share, no later than October 2000. Of these warrants, approximately 110,000 have been transferred to directors and officers of the Company. Between September and December 1997, the Company effected a private offering of its Ordinary Shares for which Josephthal acted as exclusive placement agent. As part of its compensation, Josephthal received warrants to purchase 400,000 Ordinary Shares at an exercise price of $1.00 per share, none of which have been transferred to directors and officers.

      In 1997, the Company granted 825,000 options to its officers and directors. The Company has outstanding a total of 1,301,200 options to purchase Ordinary Shares under the Company's 1995 Flexible Stock Incentive Plan and the Company's 1997 Stock Option Plan. These options, which are subject to vesting requirements, have been issued at exercise prices ranging from $0.30 to $1.75 with various expiration dates. Directors and officers as a group hold 885,000 of these options.

1995 Stock Option Plan

      In 1995, the Company's Board adopted a Flexible Stock Incentive Plan (the "1995 Plan") that provides for grants to employees and consultants of the Company of stock options. An aggregate amount of not more than 500,000 stock options is available for grant under the 1995 Plan, including options for future services (such options, "Service Options"), options for performance (such options, "Performance Options"), and options to consultants for service or performance (such options, "Consultant Options").

      The Company's Board determines the employees and consultants who are granted options under the 1995 Plan, the timing of such grants, the terms thereof, and the number of shares to be covered thereby. The Board also determines the exercise price for Ordinary Shares subject to the Performance and Consultants Options under the 1995 Plan and the exercise price for the Service Options, provided that in no case shall the exercise price of any Service Option be less than 80% of the fair market value of such Ordinary Shares at the date of grant (the "Date of Grant"). Service Options vest over a four-year period. One-third of the Service Options vest after the second annual anniversary of the Date of Grant with an additional one-third vesting on the third and fourth anniversary of the Date of Grant, respectively. Performance Options vest under the same terms as applicable to the Service Options. Consultants Options vest over a specified period of time based on past or future services rendered or performance targets to be achieved by the Company as determined by the Board. Notwithstanding the foregoing, the Consultants Options vest ten years following the Date of Grant. No option may be assigned or transferred except by will or the laws of descent and distribution.

      Under the 1995 Plan for Israeli employees, all options and Ordinary Shares issuable upon the exercise of options granted to Israeli employees of the Company are held in a trust until the payment of all taxes due with respect to the grant and exercise (if any) of such options.

1997 Stock Option Plan

      The Company's 1997 Stock Option Plan (the "1997 Plan") provides that it is to be administered by the Board or by a committee appointed by the Board (the "Committee"). The Committee currently consists of Robert Hussey and Shimon Alon. The Committee has broad discretion to determine the persons entitled to receive options under the 1997 Plan, the terms and conditions on which options are granted, and the number of Ordinary Shares subject thereto, up to an aggregate amount of 1,200,000 Ordinary Shares. The Committee also has discretion to determine the purchase price to be paid upon the exercise of an option granted under the 1997 Plan.

      The exercise price of the option shares under the 1997 Plan is determined by the Committee; provided, however, that the exercise price of any option granted shall not be less than eighty percent (80%) of the Stock Value (as defined below) at the time of the issuance of such options (the "Date of Grant"). The "Stock Value" at any time is equal to the then current Fair Market Value (as defined below) of the Company's Ordinary Shares. For purposes of the 1997 Plan, the "Fair Market Value" means, as of any date, the last reported sale price, on such date, of the Ordinary Shares on such principal securities exchange of the most recent prior date on which a sale of the Ordinary Shares took place.

      The Committee determines the term of each option granted under the 1997 Plan; provided, however, that the term of an option shall not be for more than ten (10) years. Upon termination of employment, all unvested options lapse. All options granted vest over a four-year period. One-third of such options vest after the second anniversary of the Date of Grant, one-third after the third anniversary, and the final third after the fourth anniversary of the Date of Grant. Notwithstanding the foregoing, the Committee may determine different vesting scheduled for consultant options in special circumstances.

      The options granted are subject to restrictions on transfer, sale, or hypothecation. All options and Ordinary Shares issuable upon the exercise of options granted to Israeli employees of the Company are held in trust for a minimum of two years in accordance with Section 102 of the Israel Income Tax Ordinance.

ITEM 13:  INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

      Between September and December 1997, the Company effected a private offering of its Ordinary Shares in the United States, for which Josephthal acted as exclusive placement agent. The chairman of Josephthal, Dan Purjes, beneficially owns approximately 31.87% of the Company's Ordinary Shares, and other individuals affiliated with Josephthal beneficially own approximately 5.06% of the Company's Ordinary Shares. In addition, David Fuchs and Scott Weisman, each directors of the Company, are affiliated with or employed by Josephthal and the chairman of Josephthal, Dan Purjes, is the Company's Chairman. As compensation for its services as the Company's exclusive placement agent, Josephthal received fees of $439 thousand and warrants to purchase 400,000 Ordinary Shares at an exercise price of $1.00 per share. Payment to Josephthal in consideration for the banking services rendered by Josephthal to the Company has been approved by the Company's shareholders. An individual employed by Josephthal was the Company's acting Chief Financial Officer from April through October 1997 for which he received compensation of approximately $45,000 and another individual employed by Josepthal received $20,000 in compensation for his services as Chairman of the Board of Directors from April through October 1997. Three directors of the Company, who are also officers of Josephthal have been granted options under a company stock option plan to purchase in the aggregate 500,000 Ordinary Shares of Company at $1.25 per share.

      In March 1997, three companies in which Moshe Nur, a former shareholder and former Chairman of the Company, has holdings in various percentages, experienced financial difficulties and are in different stages of insolvency. These companies are Nur Outdoor Advertising (Manufacturing and Production) Ltd. ("Nur Outdoor"), Nur Focus Assets and Investments Ltd. ("Nur Focus Assets") and Nur Focus Production (1995) Ltd. ("Nur Focus") Consequently, there is a considerable doubt as to whether these companies will continue as going concerns and whether the agreements entered with them will remain valid. As to the write-off of debts of related parties, see note 22j to the Company's Financial Statements.

      Pursuant to an Israeli distribution agreement, the Company and Nur Outdoor entered into an ink supply agreement commencing October 1994. According to the ink supply agreement, the Company will supply Nur Outdoor with the ink for distribution in Israel. The price of the ink will be determined based upon the price for the ink paid by Scitex or any other distributor of the Company's products.

      The Company entered into maintenance and support agreements with Nur Outdoor and Nur Focus. According to the maintenance agreements, the Company undertook to provide Nur Outdoor and Nur Focus with maintenance and support services for the Outboard Printers bought by them in consideration for an annual payment to the Company of $25,000 per machine.

      In 1993, the Company entered into an Israeli Distribution Agreement for an indefinite period of time with Nur Outdoor and Nur Focus, affiliates of the Company. According to the terms of the agreement, Nur Outdoor was granted the exclusive rights to use, market and distribute the Outboard Printer in Israel. In addition, under this agreement, Nur Focus is entitled to purchase Outboard Printers from the Company for its own use. Pursuant to the Israeli Distribution Agreement, Nur Outdoor is entitled to purchase Outboard Printers from the Company on the same terms and conditions as Scitex.

      Pursuant to the agreement, Nur Outdoor has the exclusive right to use, market and distribute the MegaLight for the purpose of providing advertising media services to third parties in Israel. This right also extends to future developments of the MegaLight. Purchase of the MegaLight will be at cost plus 20%, and maintenance services and materials will be at market prices, but not less than those granted to I.E.M. International Media Electronic Ltd.("IEM"), a subsidiary of Nur Outdoor.

      Nur Outdoor is entitled to royalties at the rate of 7% in respect of sales of electronic signs to others in Israel.

      In January 1993, the Company entered into an agreement with Nur Outdoor and Poster Media (Israel) Ltd. ("Poster Media"), an unrelated party, pursuant to which Nur Outdoor and Poster Media agreed to establish a joint venture, IEM. Under the agreement, the Company has agreed not to sell the MegaLight in Israel for indoor media services to any entity excluding IEM. In exchange, IEM has agreed to purchase the electronic media billboards only from the Company.

      In May 1995, the Company entered into an agreement with IEM. According to the agreement, the Company will supply IEM with editing and production services with respect to advertisements to be presented on the MegaLight. In consideration for such services, IEM will pay the Company a monthly payment in NIS equal to $1,500.

      Under a separate agreement, IEM leased from the Company three portable MegaLight boards. IEM will pay the Company consideration equal to half of IEM's revenues from the MegaLight during the lease period, less the direct expenses incurred by it during such period. In addition, IEM agreed to lease from the Company up to eight MegaLight boards for a short-term period and to pay for each MegaLight monthly payments in NIS equal to $300.

      In 1996, Nur Outdoor purchased the shares of Poster Media in IEM, and became a 100% shareholder of IEM.

      The Company terminated all of the aforementioned agreements with affiliates of Moshe Nur in May 1997.

      For a lease agreement with a former shareholder, see "Item 2: Description of Property" and "Item 3: Litigation."

      With regard to transactions involving Moshe Nur, also see notes 16h and 20 to the Financial Statements attached hereto.

                                   PART II

ITEM 14:  DESCRIPTION OF SECURITIES TO BE REGISTERED

Not applicable

                                   PART III

ITEM 15:  DEFAULTS UPON SENIOR SECURITIES

Not applicable

ITEM 16:    CHANGES IN SECURITIES AND CHANGES IN SECURITY FOR REGISTERED
            SECURITIES

Not applicable

                                   PART IV

ITEM 17:  FINANCIAL STATEMENTS

Not applicable

ITEM 18:  CONSOLIDATED FINANCIAL STATEMENTS

      The Consolidated Financial Statements and related notes thereto included under Item 19: "Consolidated Financial Statements and Exhibits" are incorporated herein by reference.

ITEM 19:  CONSOLIDATED FINANCIAL STATEMENTS AND EXHIBITS

A.          INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                            NUR MACROPINTERS LTD.
                  (formerly NUR Advanced Technologies Ltd.)

Report of Independent Auditors                    F-2

Consolidated Balance Sheets                       F-3 - F-4

Statements of Operations                          F-5

Statements of Changes in Shareholders' Equity     F-6

Statements of Cash Flows                          F-7 - F-9

Notes to Financial Statements                     F-10 - F-45

B.          EXHIBITS

Exhibit
Number   Description
-------  -----------
   3.1    Memorandum of Association of the Registrant, in Hebrew with a translation to English.*

   3.2    Articles of Association of the Registrant.*

   3.3    Certificate of Name Change**

   4.1    Specimen Certificate for Ordinary Shares.*

  10.1    A Private Investment Agreement between the Registrant and certain
          Private Investors dated July 5, 1993, in Hebrew with translation to
          English.*

  10.2 Loan and Convertible Debenture Agreement between the Registrant and certain Private Investors dated July 5, 1993, in Hebrew with a translation to English.*

  10.3    Registration Rights Agreement between the Registrant and certain
          Private Investors.*

  10.4 Assignment Agreement between Nur Focus Advertising Products Ltd.*** and the Registrant dated July 4, 1993, in Hebrew with a translation to English.*

----------
   * Previously filed with the Company's Registration Statement on Form F-1 Registration No. 33-93160 and incorporated by reference herein.
  ** Previously filed with the Company's 6-K dated January 7, 1998 and incorporated by reference herein.
 *** Subsequently changed its name to Nur Focus Assets and Investments, Ltd. **** Previously filed with the Company's Form 6-K dated October 14, 1997 and incorporated by reference herein.

Exhibit
Number   Description
-------  -----------
  10.5   Royalties Agreement between Nur Focus Advertising Products Ltd.*** and the Registrant dated May 23, 1995, in Hebrew with a translation to
         English.*

  10.6   Share Subscription Agreement between the Registrant, Nur
         International, S.A. and Shamrock Holding of California, Inc. dated
         February 3, 1994.*

  10.7   Agreement between the Registrant, Nur International, S.A. and
         Shamrock Holding of California, Inc. dated May 5, 1995.*

  10.8   Distribution Agreement between Scitex Corporation Ltd. and the
         Registrant dated June 10, 1992, in Hebrew with a translation to English.*+

  10.9   Agreement between the Registrant, Nur Outdoor Advertising
         (Manufacturing and Production) Ltd. and Nur Focus Advertising
         Products Ltd.*** dated 1994, in Hebrew with a translation to English.*

 10.10   Registrant's 1995 Stock Option/Stock Purchase Plan.*

 10.11   Registrant's 1997 Stock Option Plan.****

 10.12   Lease Agreement between the Registrant and Mr. Moshe Nur dated July 4,
         1993, as amended on May 29, 1995, in Hebrew with a translation to English.*

 10.13   Order Agreement between the Registrant and Matan Systems (1991) Ltd.
         dated August 3, 1994, as amended on January 26, 1995 and as further amended on July 16, 1995 and Assignment Letter dated March 6, 1995, in
         Hebrew with a translation to English.*+

 10.14   Voting Agreement between Moshe Nur and Yoram Ben-Porat dated January
         1, 1992.*

 10.15 Agreement between Imaje S.A. and the registrant dated as of July 16, 1995.*

 10.16   Marketing and Sales Support Agreement between the Registrant and Scitex
         Europe, S.A., dated as of July 18, 1995.*

 10.17   Agreement between the Registrant and Matan Systems (1991) Ltd. dated
         July 16, 1995.*

 14.1    Material Foreign Patents.*

 21.1    List of Subsidiaries of the Registrant.

 27.1    Financial Data Schedule for the year ended December 31, 1997.

 27.2    Financial Data Schedule for the year ended December 31, 1996.

 27.3    Financial Data Schedule for the year ended December 31, 1995.

-------------
   *Previously filed with the Company's Registration Statement on Form F-1
    Registration No. 33-93160 and incorporated by reference herein. **Previously filed with the Company's 6-K dated January 7, 1998 and incorporated by reference herein.
 ***Subsequently changed its name to Nur Focus Assets and Investments, Ltd. ****Previously filed with the Company's Form 6-K dated October 14, 1997 and incorporated by reference herein.
   +Confidential treatment granted as to portions of the agreement.

                                  SIGNATURES

      Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    NUR MACROPINTERS LTD.

                                    By:  /S/ Erez Shachar
                                         ----------------
                                         Erez Shachar
                                         President and Chief Executive Officer

Dated:  June 30, 1998

                             NUR MACROPRINTERS LTD.
                   (Formerly: Nur Advanced Technologies Ltd.)


            CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 1997


                                IN U. S. DOLLARS




                                      INDEX


                                                                                        Page
                                                                                        ----
Report of Independent Auditors                                                          F-2

Consolidated Balance Sheets                                                          F-3 - F-4

Statements of Operations                                                                F-5

Statements of Changes in Shareholders' Equity                                           F-6

Statements of Cash Flows                                                             F-7 - F-9

Notes to Financial Statements                                                       F-10 - F-45




                             - - - - - - - - - - - -

                       [Letterhead of KOST LEVARY & FORER
                                   A MEMBER OF
                          ERNST & YOUNG INTERNATIONAL]



                         REPORT OF INDEPENDENT AUDITORS

                             To the Shareholders of

                             NUR MACROPRINTERS LTD.
                   (Formerly: Nur Advanced Technologies Ltd.)


        We have audited the accompanying consolidated balance sheets of Nur Macroprinters Ltd. (formerly: Nur Advanced Technologies Ltd.) ("the Company") and its subsidiaries as of December 31, 1996 and 1997 and the related consolidated statements of operations, changes in shareholders equity and consolidated cash flows for each of the two years in the period ended December 31, 1997 and the company's statements of operations changes in shareholders equity and cash flows for the year ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of certain subsidiaries which statements reflect total assets constituting 4% and 15% of consolidated total assets as of December 31, 1996 and 1997 and total revenues constituting 27% and 46% of the related consolidated total revenues for the years ended December 31, 1996 and 1997, respectively. These statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as is relates to data included for these subsidiaries, is based solely on the reports of the other auditors.

        We conducted our audits in accordance with generally accepted auditing standards in the United States and Israel, including those prescribed by the Israeli Auditors' Regulations (Mode of Performance), 1973. Those standards require that we plan and perform the audit to obtain reasonable assurance as to whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Company's management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of the other auditors provide a reasonable basis for our opinion.

        In our opinion, based on our audits and the reports of the other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 1996 and 1997 and the related consolidated results of their operations and cash flows for each of the two years in the period ended December 31, 1997, and the Company's results of operations and cash flows for the year ended December 31, 1995, in conformity with generally accepted accounting principles in Israel. As applicable to the Company's financial statements, generally accepted accounting principles in the United States and in Israel are identical in all material aspects.

                                               /s/ KOST, LEVARY and FORER

Tel-Aviv, Israel                                   KOST, LEVARY and FORER
March 9, 1998                             Certified Public Accountants (Israel)
                                         A Member of Ernst & Young International

                                                          NUR MACROPRINTERS LTD.
                                      (Formerly: Nur Advanced Technologies Ltd.)
CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------

                                                                   December 31,
                                                        ----------------------------------
                                                             1996                1997
                                                        -------------       --------------
                                                            U.S. dollars in thousands
                                                        ----------------------------------
     ASSETS
CURRENT ASSETS (Note 21):
  Cash and cash equivalents (Note 3)                            1,738      1,234
  Trade receivables (net of allowance for doubtful
  accounts:
   $ 606 and $ 540 as of December 31, 1996 and 1997,
   respectively) (Note 4)                                       4,213      5,981
  Other accounts receivable and prepaid expenses                1,749      1,745
  (Note 5)
  Inventories (Note 6)                                          2,569      2,252
                                                               ------     ------

Total current assets                                           10,269     11,212
                                                               ------     ------

LONG-TERM INVESTMENTS:
  Restricted long term bank deposit                                --        150
  Long-term trade receivables (Note 7)                             90         --
  Prepaid expenses                                                368        137
  Severance pay funds (Note 15)                                   224        262
                                                               ------     ------

Total long-term investments                                       682        549
                                                               ------     ------

PROPERTY AND EQUIPMENT (Note 8):
  Cost                                                          1,024      2,444
  Less - accumulated depreciation                                 343        803
                                                               ------     ------

                                                                  681      1,641
                                                               ------     ------

OTHER ASSETS, net (Note 9)                                        529        381
                                                               ------     ------

Total assets                                                   12,161     13,783
                                                               ======     ======


The accompanying notes are an integral part of the financial statements.

                                                          NUR MACROPRINTERS LTD.
                                      (Formerly: Nur Advanced Technologies Ltd.)
CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------

                                                                December 31,
                                                     -----------------------------------
                                                          1996                 1997
                                                     -------------       ---------------
                                                           U.S. dollars in thousands
                                                     -----------------------------------
     LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES (Note 21):
  Short-term bank loans (Note 11)                              1,462        652
  Current maturities of long-term bank loans (Note 14)           818        527
  Trade payables (Note 12)                                     4,437      3,216
  Accrued expenses and other liabilities (Note 13)             1,517      2,126
  Customer advances                                            1,345         17
                                                             -------    -------

Total current liabilities                                      9,579      6,538
                                                             -------    -------

LONG-TERM LIABILITIES:
  Long-term bank loans, net (Note 14)                            408      1,076
  Accrued severance pay (Note 15)                                338        358
                                                             -------    -------

Total long-term liabilities                                      746      1,434
                                                             -------    -------

MINORITY INTEREST                                                 --         26
                                                             -------    -------

SHAREHOLDERS' EQUITY:
  Share capital (Note 19):
   Common Shares of NIS 1 per nominal value:
     Authorized: 20,000,000
     Issued and outstanding: 6,880,000 Common Shares
     as of December 31, 1996
     10,880,000 Common Shares as of December 31, 1997          1,593      2,729
  Additional paid-in capital                                  11,916     14,383
  Cumulative translation adjustments                             109        (30)
  Accumulated deficit                                        (11,782)   (11,297)
                                                             -------    -------

Total shareholders' equity                                     1,836      5,785
                                                             -------    -------

Total liabilities and shareholders' equity                    12,161     13,783
                                                             =======    =======


The accompanying notes are an integral part of the financial statements.

March 9, 1998                       /s/ Erez Shachar                       /s/ Dan Purjes
---------------------------        -----------------------               -----------------------
Date of approval of the                 Erez Shachar                           Dan Purjes
 financial statements                President and Chief                  Chairman of the Board
                                      Executive Officer                        of Directors

                                                          NUR MACROPRINTERS LTD.
                                      (Formerly: Nur Advanced Technologies Ltd.)

STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------

                                                          Year ended December 31,
                                                  --------------------------------------
                                                      1995         1996          1997
                                                  ----------    ----------    ----------
                                                  The Company  Consolidated  Consolidated
                                                  ----------    ----------    ----------
                                                         U.S. dollars in thousands,
                                                         except per share amounts
                                                  --------------------------------------
Revenues (Note 22a-c)
  Sales of printers and related products              13,824        13,639        18,874
  Sales of printed materials                              --         2,998         3,085
                                                  ----------    ----------    ----------
                                                      13,824        16,637        21,959
                                                  ----------    ----------    ----------
Cost of revenues:
  Cost of sales of printers and related
  products (Note 22d)                                  9,374        11,528         9,627
  Cost of sales of printed materials (Note 22e)           --         2,008         1,684
                                                  ----------    ----------    ----------
                                                       9,374        13,536        11,311
                                                  ----------    ----------    ----------
Gross profit                                           4,450         3,101        10,648
                                                  ----------    ----------    ----------
Research and development expenses
  (Note 22f)                                           1,040         1,530         1,726
Less - royalty-bearing grants                            306           372            43
                                                  ----------    ----------    ----------

Research and development expenses, net                   734         1,158         1,683
                                                  ----------    ----------    ----------
Selling and marketing expenses, net (Note 22g)         1,039         4,823         4,620
General and administrative
  expenses (Note 22h)                                  1,187         2,560         3,439
Write-off of debts of related parties (Note               --         3,757            --
22j)
                                                  ----------    ----------    ----------

                                                       2,226        11,140         8,059
                                                  ----------    ----------    ----------
Operating income (loss)                                1,490        (9,197)          906
Financial expenses, net (Note 22i)                       205           589           320
Gain on marketable securities                             12            22            --
Other income (expenses), net                             110            76            (8)
                                                  ----------    ----------    ----------

Income (loss) before taxes on income                   1,407        (9,688)          578
Taxes on income (Note 20e)                               221           400            67
                                                  ----------    ----------    ----------

Income (loss) after taxes on income                    1,186       (10,088)          511
Minority interest in earnings of subsidiary               --            --           (26)
Equity in losses of a 50%-owned
  joint venture (Note 22k)                            (1,125)           --            --
                                                  ----------    ----------    ----------
Net income (loss) for the year                            61       (10,088)          485
                                                  ==========    ==========    ==========

Basic and diluted earnings (loss) per share
  (Note 2j)                                             0.01         (1.47)         0.07
                                                  ==========    ==========    ==========
Weighted average number of shares used in
  computing basic and diluted earnings (loss)
  per share                                        4,904,118     6,880,000     7,293,640
                                                  ==========    ==========    ==========


The accompanying notes are an integral part of the financial statements.

                                                          NUR MACROPRINTERS LTD.
                                      (Formerly: Nur Advanced Technologies Ltd.)
--------------------------------------------------------------------------------
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
--------------------------------------------------------------------------------

                                    Number
                                      of
                                    shares
                                  outstanding
                                  -----------
                                                              Additional    Cumulative                    Total
                                    Common           Share      paid-in     translation  Accumulated   shareholders'
                                    Shares          capital     capital     adjustments    deficit        equity
                                    ------          -------     -------     -----------    -------        ------
                                                        U.S. dollars in thousands

Balance as of January 1, 1995      4,110,801          671        2,174          (17)       (2,140)          688

  Settlement of liability to a
   company under common control           --           --           --           --           385           385
  Issuance of shares, net          1,795,614          598        6,957           --            --         7,555
  Debentures converted into          973,585          324        2,559           --            --         2,883
   shares
  Amortization of deferred
   compensation                           --           --          177           --            --           177
  Cumulative translation                  --           --           --           65            --            65
   adjustments
  Net income for the year                 --           --           --           --            61            61
                                  ----------        -----       ------          ---       -------         -----
Balance as of December 31, 1995    6,880,000        1,593       11,867           48        (1,694)       11,814

  Amortization of deferred                --           --           49           --            --            49
   compensation
  Cumulative translation                  --           --           --           61            --            61
   adjustments
  Loss for the year                       --           --           --           --       (10,088)      (10,088)
                                  ----------        -----       ------          ---       -------         -----
Balance as of December 31, 1996    6,880,000        1,593       11,916          109       (11,782)        1,836

  Issuance of shares, net          4,000,000        1,136        2,376           --            --         3,512
  Amortization of deferred                --           --           91           --            --            91
   compensation
  Cumulative translation                  --           --           --         (139)           --          (139)
   adjustments
  Net income for the year                 --           --           --           --           485           485
                                  ----------        -----       ------          ---       -------         -----
Balance as of December 31, 1997   10,880,000        2,729       14,383          (30)      (11,297)        5,785
                                  ==========        =====       ======         ====       =======        ======


The accompanying notes are an integral part of the financial statements.

                                                          NUR MACROPRINTERS LTD.
                                      (Formerly: Nur Advanced Technologies Ltd.)
STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------

                                                        Year ended December 31,
                                                    ------------------------------
                                                     1995        1996      1997
                                                    -------    -------    --------
                                                 The Company Consolidated Consolidated
                                                 ----------- ------------ ------------
                                                      U.S. dollars in thousands
                                                      -------------------------
Cash flows from operating activities:

Net income (loss) for the year                            61    (10,088)       485
Adjustments to reconcile net income (loss) to
net cash used in operating activities:

  Minority interest in earnings of subsidiary             --         --         26
  Depreciation and amortization                          189        321        644
  Loss (gain) from sale of property and equipment         --         (4)         8
  Deferred taxes, net                                    221        400         27
  Amortization of deferred compensation                  177         49         91
  Equity in losses of a 50%-owned joint venture        1,125         --         --
  Severance pay, net                                    (136)        83        (18)
  Decrease in marketable securities                      100        490         --
  Decrease (increase) in trade receivables            (4,970)     3,625     (1,783)
  Decrease (increase) in other accounts receivable
   and prepaid expenses                                 (355)      (378)        41
  Decrease (increase) in inventories                     313     (1,738)       317
  Increase (decrease) in trade payables                1,463      1,435     (1,248)
  Increase in accrued expenses and
   other liabilities                                     299        224        502
  Increase (decrease) in customer advances                --      1,345     (1,328)
                                                     -------    -------    -------

Net cash used in operating activities                 (1,513)    (4,236)    (2,236)
                                                     -------    -------    -------





The accompanying notes are an integral part of the financial statements.

                                                          NUR MACROPRINTERS LTD.
                                      (Formerly: Nur Advanced Technologies Ltd.)
--------------------------------------------------------------------------------
STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------

                                              Year ended December 31,
                                             ---------------------------
                                             1995      1996      1997
                                            ------    ------    ------
                                        The Company Consolidated Consolidated
                                            ------    ------    ------
                                               U.S. dollars in thousands
                                               -------------------------
Cash flows from investing activities:

  Purchase of a subsidiary for cash (1)         --        --        --
  Loans to a subsidiary                       (589)       --        --
  Proceeds from principal (repayment of
   principal) of short-term loans
   to affiliates and a shareholder             268       339        --
  Long-term bank deposit                      (400)       --        --
  Restricted long term bank deposit             --        --      (150)
  Proceeds from long-term bank deposit          --       400        --
  Purchase of property and equipment          (268)     (230)   (1,479)
  Purchase of distribution rights             (700)       --        --
  Proceeds from sale of property and            95       393        15
   equipment
  Prepaid expenses                              --      (368)      231
                                            ------    ------    ------

Net cash provided by (used in) investing
activities                                  (1,594)      534    (1,383)
                                            ------    ------    ------

Cash flows from financing activities:

  Issuance of shares, net                    6,855        --     3,512
  Short-term bank credit, net                   (1)    1,424      (810)
  Proceeds from principal of long-term
   bank loans                                  430        --     1,263
  Repayment of principal of long-term
   bank loans                                 (243)     (355)     (886)
                                            ------    ------    ------

Net cash provided by financing activities    7,041     1,069     3,079
                                            ------    ------    ------

Effect of exchange rate changes on cash
and  cash equivalents                          (63)        6        36
                                            ------    ------    ------
Increase (decrease) in cash and cash
  equivalents                                3,871    (2,627)     (504)
Cash and cash equivalents at the
  beginning of the year                        494     4,365     1,738
                                            ------    ------    ------
Cash and cash equivalents at the
  end of the year                            4,365     1,738     1,234
                                            ======    ======    ======



The accompanying notes are an integral part of the financial statements.

                                                          NUR MACROPRINTERS LTD.
                                      (Formerly: Nur Advanced Technologies Ltd.)
--------------------------------------------------------------------------------
STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------

                                                           Year ended December 31,
                                                   -----------------------------------------
                                                         1995         1996        1997
                                                         -----        ----         ---
                                                   -----------------------------------------
                                                     The Company Consolidated Consolidated
                                                   ------------- ------------ --------------
                                                           U.S. dollars in thousands
                                                   -----------------------------------------
(1)  Purchase of subsidiary for cash:

     Estimated fair value of assets and liabilities acquired:

       Working capital                                      --         196          --
       Fixed assets                                         --        (585)         --
       Long-term loan                                       --         359          --
       Accrued severance pay                                --          30          --
                                                         -----        ----         ---

                                                         =====        ====         ===
     Supplemental disclosure of cash flow information:

       Cash paid during the year for:
        Interest                                           206         763         367
                                                         =====        ====         ===

        Income taxes                                        32          38          74
                                                         =====        ====         ===

     Non-cash financing information:

       Debentures converted into shares                  2,883          --          --
                                                         =====        ====         ===

       Purchase of distribution rights
        against issuance of shares                         700          --          --
                                                         =====        ====         ===





The accompanying notes are an integral part of the financial statements.

                                                          NUR MACROPRINTERS LTD.
                                      (Formerly: Nur Advanced Technologies Ltd.)
--------------------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


NOTE 1:- GENERAL

      a. Organization:

      1. Nur Macroprinters Ltd. (formerly: Nur Advanced Technologies Ltd.) ("the Company"), an Israeli Corporation, is an industrial company. The Company develops, manufactures and sells digital continuous ink-jet printing systems and related consumable products for large format printing. The Company maintains wholly-owned subsidiaries in Europe and United States for sales support and marketing. The Company's products are sold by a network of dealers and distributors. The principal markets of the Company are located in Europe and United States.

      2.    Nur International S.A. ("Nur International"):

            a)    Purchase of distribution rights:

                  In May 1995, the Company, Shamrock Holdings of California Inc. ("Shamrock") and Nur International entered into an agreement, according to which the Company repurchased from Nur International the distribution rights that had been granted to Nur International. Pursuant to the new agreement, Shamrock also agreed to exchange its loans to Nur International totaling $ 1.4 million for 245,614 Common Shares of the Company. In addition, the Company was given an option to purchase all Shamrock's shares in Nur International for $ 0.5 million.

                  The distribution rights purchased from Nur International are recorded as an asset at the purchase price less 50% of unrealized intercompany profits, totaling $ 700 thousand, and are being amortized over a period of five years. This transaction also gives rise to a $ 700 thousand difference between the Company's investment in Nur International and its share in the underlying equity in Nur International. After elimination of the negative goodwill, the balance (approximately $ 300 thousand) is recorded as goodwill and is also amortized over a period of five years.

            b)    Purchase of additional 50% of the shares:

                  The Company owned 50% of the shares of Nur International - a corporate joint venture with Shamrock registered in Belgium (see Note 23). Nur International and its subsidiaries were engaged in selling and marketing continuous ink jet printing systems and related consumable products, printed materials produced by the Outboard Printers and in establishing and operating billboard advertising activities.

                                                          NUR MACROPRINTERS LTD.
                                      (Formerly: Nur Advanced Technologies Ltd.)
--------------------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


            In May 1996, the Company and Shamrock signed an agreement as follows:

            (1) Shamrock will not be required to provide further financing to Nur International in accordance with the Subscription Agreement of February 3, 1994 (the "First Agreement").

            (2) The Company exercised the option provided, however, instead of an exercise price of $ 0.5 million, the Company purchased all of Shamrock's shares in Nur International, free and clear of any liens, encumbrances, etc., for a consideration of one dollar.

            (3) Notwithstanding the above, for every year during which Nur International's net income (after taxes) will exceed $ 1 million, the Company will pay Shamrock a sum equal to 10% of Nur International's net income, up to a total of $ 0.5 million (accumulating from the first payment). Nur International's net income shall be as determined in its annual audited financial statements. Shamrock's right to payments under this section will expire upon the earlier of the payment of the $ 0.5 million thereunder, or the end of the fiscal year 2002. In 1996 and 1997, Nur International's net income (after taxes) was less than $ 1, million.

                  The acquisition is accounted for on the basis of the purchase method of accounting. Initial difference upon acquisition totaling $ 923 thousand is netted from the initial difference (negative goodwill) included in the investment in Nur International totaling $ 293 thousand, and the balance totaling $ 630 thousand has been written off at the acquisition date.

                  The Company recorded losses in 1995 in the amount of $ 630 thousand in regard to the increase in equity since the Company's loan to Nur International exceeds its share in the losses of Nur International.

                  Commencing January 1996, the accounts of Nur International are consolidated with those of the Company.

                  Unaudited pro-forma data of the Company, as if the acquisition of Nur International had been effected on January 1, 1995, is as follows:

                                                                        Year ended
                                                                       December 31,
                                                                           1995
                                                                      ---------------
                                                                       U.S. dollars
                                                                       in thousands
                                                                      ---------------

                  Sales                                                    15,785
                  Loss                                                        (43)
                  Basic and dilutive loss per share                         (0.01)

                                                          NUR MACROPRINTERS LTD.
                                      (Formerly: Nur Advanced Technologies Ltd.)
--------------------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


            3.    Nur America Inc. ("Nur America"):

                  In 1996, the Company established a wholly-owned subsidiary in the United States - Nur America, which is engaged in marketing the Company's products and related consumable products in South America and North America.

            4.    Nur Advanced Technologies (Europe) S.A. ("Nur Europe"):

                  In 1996, the Company established a wholly-owned subsidiary in Belgium - Nur Europe which is engaged in marketing the Company's products and related consumable products in Europe.

            5.    Nur Marketing and Communication GmbH ("Nur Germany"):

                  In December 1997, the Company purchased the shares of Nur Germany, a 84% owned subsidiary, that was held by Nur International. Nur Germany is engaged in selling and marketing consumable printed materials.

      b.    Financial difficulties:

            During 1996, the Company encountered severe financial difficulties. The Company wrote off $ 3,757 thousand, due to outstanding debts of the Company to Moshe Nur, the Company's former Chairman of the Board of Directors and a former major shareholder, and with companies controlled by Moshe Nur, which are currently in bankruptcy proceedings (see also Notes 16, 18 and 22j).

      c.    Investment in a private company:

            In December 1997, the Company signed an agreement with a private company which is engaged in research and development in fields related to the Company's activity. In accordance with the agreement, the Company will provide a loan in the amount of $ 300 thousand to the private company.

            The loan is convertible to 26% of the share capital of the private Company. The loan is linked to dollar and bears interest of Libor + 2.5%. The loan is repayable, under certain conditions, in one payment in 1999.

            Prior to December 31, 1997, the Company provided a loan of approximately $ 54 thousand. The Company recorded a provision in respect of the aforementioned amount since the private company is in the development stage, and there is an uncertainty regarding the private company's ability to repay the loan.

                                                          NUR MACROPRINTERS LTD.
                                      (Formerly: Nur Advanced Technologies Ltd.)
--------------------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES

      The Company's consolidated financial statements have been prepared in accordance with Generally Accepted Accounting Principles in Israel ("Israel GAAP"). Israel GAAP and Generally Accepted Accounting Principles in the United States ("U.S. GAAP") as applicable to the consolidated financial statements of the Company are identical in all material respects.

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

      a.    Financial statements in U.S. dollars:

            The accompanying consolidated financial statements have been prepared in U.S. dollars. The U.S. dollar is the currency of the primary economic environment in which the operations of the Company and Nur America are conducted. The U.S. dollar is also the functional currency of the Company. The majority of sales are made in U.S. dollars and the majority of purchases of materials and components are invoiced and paid in U.S. dollars. In addition, a substantial number of other expenses are incurred outside Israel in U.S. dollars or paid in U.S. dollars or in New Israeli Shekels ("NIS") linked to the exchange rate of the U.S. dollar.

            The Company's transactions and balances denominated in U.S. dollars are presented at their original amounts. Non-dollar transactions and balances have been remeasured into U.S. dollars in accordance with Statement 52 of the Financial Accounting Standards Board ("FASB"). All transaction gains and losses from remeasurement of monetary balance sheet items denominated in non-dollar currencies are reflected in the statement of operations as financial income or expenses, as appropriate.

            The functional currencies of Nur International Nur Europe, and Nur Germany are their local currencies. The balance sheets of these subsidiaries are translated into U.S. dollars at the exchange rate prevailing at balance sheet date. The statements of operations and cash flows are translated at weighted average exchange rates during each year presented. Translation adjustments are recorded in a separate component of shareholders' equity.

      b.    Principles of consolidation:

            The consolidated financial statements include the accounts of the Company and its subsidiaries. Intercompany transactions and balances have been eliminated.

      c.    Cash equivalents:

            Cash equivalents are short-term highly liquid investments that are readily convertible to cash with original maturities of three months or less.

                                                          NUR MACROPRINTERS LTD.
                                      (Formerly: Nur Advanced Technologies Ltd.)
--------------------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


      d.    Allowance for doubtful accounts:

            The allowance for doubtful accounts is determined with respect to specific debts doubtful of collection.

      e.    Inventories:

            Inventories are stated at the lower of cost or market value. Cost is determined as follows:

            Raw materials - by the "first-in, first-out" method;
            work-in-progress and finished products - on the basis of computed manufacturing costs.

            The Company annually reviews the inventory for obsolescence, based on the sales activity of its products, and provides a reserve where appropriate.

      f.    Restricted long term bank deposit:

            Restricted long term bank deposit is maintained with banks to secure leasing facilities for the company's customer. The Company is restricted from withdrawing any portion of the long term bank deposit at any time, until repayment of the loan by the customer.

      g.    Property and equipment:

            These assets are stated at cost.

            Depreciation is computed using the straight-line method over the estimated useful lives of the assets.

            The annual depreciation rates are as follows:

                                                                               %
                                                                      --------------------

                    Building                                                  3%
                    Machinery and equipment                                 10 - 33
                    Motor vehicles                                            15
                    Office furniture and equipment                          6 - 10
                    Leasehold improvements                             over the term of
                                                                      the lease agreement

      h.    Other assets:

            Patent rights are stated at cost. Amortization is computed using the straight-line method over the estimated useful life of five years.

                                                          NUR MACROPRINTERS LTD.
                                      (Formerly: Nur Advanced Technologies Ltd.)
--------------------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


      i.    Deferred taxes:

            1. The Company follows the asset and liability method of accounting for income taxes in accordance with Israel GAAP. Under Israel GAAP, deferred taxes are provided for differences resulting from changes in the Israeli Consumer Price Index ("CPI") (the basis for the Company's tax reporting) and changes in the exchange rate of the NIS to the U.S. dollar. Statement 109 of the FASB, "Accounting for Income Taxes", does not allow deferred taxes to be recognized for this difference which, with respect to the Company's financial statements, is immaterial.

            2. The Company has permanently reinvested tax-exempt profits from its approved enterprise. Accordingly, no deferred taxes were recorded in respect of these profits. (see Note 20a).

            3. No provision has been recorded in the financial statements for capital tax gains which might be applicable upon sale of the Company's investment in its subsidiaries since the subsidiaries incurred losses.

      j.    Earnings (loss) per share:

            Earnings (loss) per share are computed based on the weighted average number of Common Shares outstanding during each period. Diluted earnings per share also include share equivalents (stock options) which have a dilutive effect.

            In 1997, the Financial Accounting Standards Board issued Statement No. 128, "Earnings per Share". Statement 128 replaced the computation of primary and fully-diluted earnings per share with basic and diluted earnings per share. Unlike primary earnings per share, basic earnings per share excluded the dilutive effects of options, warrants and convertible securities. Diluted earnings per share is similar to the previously reported fully-diluted earnings per share. All earnings (loss) per share for all periods have been presented and, where appropriate, restated to conform to Statement 128 requirements.

      k.    Accounting for stock based compensation:

            The Company accounts for stock-based compensation in accordance with the requirements of Accounting Principles Board Opinion No. 25 (APB
            25) "Accounting for Stock Issued to Employees". Under APB 25 when the exercise price of the Company's employee options is less then the fair value of the underlying Common Shares on the date of grant, compensation expenses is recognized. Pro-forma information with respect to the fair value of the options is provided according to the requirements of FASB 123 "Accounting for Stock-Based Compensation".

            In accounting for options granted to persons other than employees, the provisions of Financial Accounting Standards Board Statement No. 123, "Accounting for Stock Based Compensation" were applied. According to FASB 123 the fair value of these options was estimated at the grant date using Black-Scholes option pricing model.

                                                          NUR MACROPRINTERS LTD.
                                      (Formerly: Nur Advanced Technologies Ltd.)
--------------------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


      l.    Revenue recognition

            1. Revenues from sales of products are recognized upon shipment, when no significant vendor obligations remain and collection is deemed probable.

            2. Revenues from services are recognized upon the provision of the services.

            3. Estimated warranty costs, which to date have been insignificant, are accrued in the financial statements (in respect of most of these costs the Company has warranties from its suppliers).

      m.    Royalty-bearing grants:

            Royalty-bearing grants from the Government of Israel for funding of approved research projects and for encouraging marketing activities are recognized at the later of the receipt of governmental approval for the project or the time the Company incurs the costs related to such grants, and are netted from such related costs in the statement of operations.

      n.    Research and development:

            Research and development expenses are carried to the statement of operations as incurred.

            Grants are netted from research and development costs on an accrual basis as the related expenses are incurred.

      o.    Advertising expenses:

            Advertising expenses are expensed as incurred.

      p.    Concentrations of credit risk:

            Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash equivalents, restricted cash and trade receivables.

            The Company's cash and cash equivalents and restricted cash are invested in banks, either linked or unlinked to the U.S. dollar. Management believes that the financial institutions that hold the Company's investments are financially sound and, accordingly, minimal credit risk exists with respect to these investments.

            The Company generally does not require collateral from its customers; however, in certain circumstances, the Company may require letters of credit, other collateral or additional guarantees. The Company performs ongoing credit evaluations of its debtors. In management's estimations, the allowance for doubtful accounts adequately covers anticipated losses in respect of its accounts receivable credit risks.

                                                          NUR MACROPRINTERS LTD.
                                      (Formerly: Nur Advanced Technologies Ltd.)
--------------------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

      q.    Fair value of financial instruments:

            The estimated fair value of financial instruments has been determined by the Company using available market information and valuation methodologies. Considerable judgment is required in estimating fair values. Accordingly, the estimates may not be indicative of the amounts the Company could realize in a current market exchange. The carrying amounts of cash and cash equivalents approximate fair values, due to the short term maturities of these instruments.

            The carrying amounts of the Company's borrowings under its short-term credit agreements approximate their fair value. The fair value of the Company's long-term loan is estimated using discounted cash flow analyses, based on the Company's current increment borrowing rates for similar types of borrowing arrangements.

            The carrying amounts and fair values of the Company's financial instruments at December 31, 1997, are as follows (amounts in thousands):

                                                               Carrying amount         Fair value
                                                              -------------------    ----------------
                                                                    U.S. dollars in thousands

                    Cash and cash equivalents                       1,738                  1,738
                    Short term bank loans                             652                    652
                    Long term loan                                  1,076                  1,076

      r.    Impact of recently issued accounting standards:

            In June 1997, the FASB issued Statements of Financial Accounting Standards 130, "Reporting Comprehensive Income, and 131, "Disclosure About Segments of an Enterprise and Related Information". These statements are effective for fiscal years beginning after December 15, 1997. These statements do not have measurement effects on the financial statements, however, do require additional disclosure.

            In October 1997, the AICPA issued SOP 97-2, "Software Revenue Recognition", which changes the requirements for revenue recognition effective for transactions that the Company will enter into beginning January 1, 1998. The Company has not yet assessed what the impact of the SOP will be on its 1998 financial statements. In March 1998 AICPA issued SOP 98-4 which deferred for one year the implementation of certain provision of SOP 97-2. The Company has not yet assessed what the impact of the SOP will be on its 1998 financial statements.

                                                          NUR MACROPRINTERS LTD.
                                      (Formerly: Nur Advanced Technologies Ltd.)
--------------------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 3:- CASH AND CASH EQUIVALENTS

                                                                              December 31,
                                            Linkage        Interest     --------------------------
                                             terms           rate         1996           1997
                                          -------------   -----------   ---------    -------------
                                                               %        U.S. dollars in thousands
                                                          -----------   --------------------------
              Short-term bank
              deposits:
                                          U.S. dollars        5.1         1,659         1,031

                                               FF             9.2            74            61

                                               DM             3.3            --           135
              Cash in banks:
                                          Unlinked NIS         --             5             7
                                                                          -----         -----

                                                                          1,738         1,234
                                                                          =====         =====


NOTE 4:- TRADE RECEIVABLES

                                                                          December 31,
                                                                  -----------------------------
                                                                      1996            1997
                                                                  -------------   -------------
                                                                   U.S. dollars in thousands
                                                                  -----------------------------
            Open accounts (1)                                       4,819            6,340
            Notes receivable                                           --              181
                                                                  -------------    ------------

                                                                    4,819            6,521
            Less - allowance for doubtful accounts                    606              540
                                                                  -------------    ------------

                                                                    4,213            5,981
                                                                  =============    ============

      (1)   Including receivables due
            from one customer in the
            amount of $ 784 thousand as
            of December 31, 1997
            (December 31, 1996 -$ 212
            thousand).


NOTE 5:- OTHER ACCOUNTS RECEIVABLE AND
          PREPAID EXPENSES

            Government authorities                                    621              321
            Participations and grants receivable                      540              392
            Related parties                                             4              146
            Deferred taxes                                             --                8
            Advances to suppliers                                     189              353
            Prepaid expenses and other                                395              525
                                                                  -------------    ------------

                                                                    1,749            1,745
                                                                  =============    ============

                                                          NUR MACROPRINTERS LTD.
                                      (Formerly: Nur Advanced Technologies Ltd.)
--------------------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


NOTE 6:- INVENTORIES

         Raw materials         945     752
         Work-in-progress      270     277
         Finished products   1,354   1,223
                             -----   -----
                             2,569   2,252
                             =====   =====


NOTE 7:-    LONG-TERM TRADE RECEIVABLES

            The long-term trade receivables bear interest at the rate of 9.5% and are repayable in 1998.


NOTE 8:-    PROPERTY AND EQUIPMENT

                                                                  Office        Building
                                       Machinery                  furniture        and
                                          and          Motor         and        leasehold
                                       equipment      vehicles    equipment    improvements    Total
                                       -----------    --------    ----------   ------------   --------
                                                         U.S. dollars in thousands
                                       ---------------------------------------------------------------
            Cost as of January 1,             33         125           782               84     1,024
            1997 *)
              Additions                      280          64           301              834     1,479
              Disposals                       --         (43)          (16)              --       (59)
                                       -----------    ---------   -----------   -----------    --------
            Balance as of
              December 31, 1997              313         146         1,067              918     2,444
                                       -----------    ---------   -----------   -----------    --------

            Accumulated depreciation
              as of January 1,                12          50           259               22       343
              1997 *)
              Additions                      119          34           244               99       496
              Disposals                       --         (20)          (16)              --       (36)
                                       -----------    ---------   -----------   -----------    --------
            Balance as of
              December 31, 1997              131          64           487              121       803
                                       -----------    ---------   -----------   -----------    --------

            Depreciated cost as of
              December 31, 1997              182          82           580              797     1,641
                                       ===========    =========   ===========   ===========    ========
            Depreciated cost as of
              December 31, 1996  *)           21          75           523               62       681
                                       ===========    =========   ===========   ===========    ========


            As for charges, see Note 17.

        *)     Reclassified.

                                                          NUR MACROPRINTERS LTD.
                                      (Formerly: Nur Advanced Technologies Ltd.)
--------------------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 9:-    OTHER ASSETS, NET

                                                                          December 31,
                                                                  -----------------------------
                                                                     1996            1997
                                                                  -----------    --------------
                                                                   U.S. dollars in thousands
                                                                  -----------------------------
            Cost:
              Distribution rights                                     700            700
              Patent rights                                            61             61
                                                                  -----------    --------------

                                                                      761            761
                                                                  -----------    --------------
            Accumulated amortization:
              Distribution rights                                     210            350
              Patent rights                                            22             30
                                                                  -----------    --------------

                                                                      232            380
                                                                  -----------    --------------

            Depreciated cost                                          529            381
                                                                  ===========    ==============


NOTE 10:-   LEASES

      a. Nur America Inc. leases office space and warehouse facilities under a one-year operating lease agreement.

      b. Nur Germany leases office space for a period of 10 years ending in October 2006.

      c. The Company entered into a lease agreement with a former shareholder (Moshe Nur) according to which the Company leases two adjacent buildings each of approximately 6,500 square feet. The term of the lease is approximately 10 years from the date on which all the changes and improvements in the building required by the Company are completed.

            The lease agreement provides that the rental payment under the lease will be determined by an independent land assessor. The rental payments will be linked to the U.S. dollar and will increase every year by 5%. After five years, another independent land assessor may be appointed to reassess the rental payment. The Audit Committee may, at its discretion, appoint an additional land assessor, also to be approved by the shareholder. If the additional assessor is appointed, the amount of the rental payment will be the average of both assessments. If the Company is required to vacate the building or to cease using the entire or a portion of the building due to any suit filed relating to the use of the building, then, provided that the Company had used the building for its intended purposes, the term of the lease shall terminate immediately. If this occurs within the first five years of the lease, then the shareholder will agree to indemnify the Company for relocating expenses, fines levied on the Company, legal expenses and the carrying amount of the improvements made in the building at the Company's expense.

                                                          NUR MACROPRINTERS LTD.
                                      (Formerly: Nur Advanced Technologies Ltd.)
--------------------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

            During 1996 and 1997, the Company paid $ 545 thousand in respect of the erection of the building, on behalf of Moshe Nur. In 1997, Moshe Nur met financial difficulties, resulting in the filing of a petition in bankruptcy. The amounts paid were recorded as prepaid rent expenses as of December 31, 1996 and 1997.

            The Company's management and its Israeli legal consultants are of the opinion that, in accordance with the lease agreement, the Company is entitled to offset this amount against future rent payments. During 1997, the Company recorded $ 204 thousand as rent expenses in connection with such prepaid expenses.

            On February 4, 1998 in the context bankruptcy proceeding the special manager of Moshe Nur's properties filed an application to the court to compel the company to pay rental fees in respect of the buildings held by the Company or, alternatively, to issue an eviction order to remove the Company from the aforementioned premises.

            Further, on April 29, 1997, the Company received a demand from the Otzar Hahayal Bank the holder of a mortgage lien on the premises to pay the bank the rental fees in respect of the aforementioned buildings.

            Future minimum rental payments as of December 31, 1997, under the aforementioned non cancelable leases, are as follows (U.S. dollars in thousands):


                    1998                             244
                    1999                             241
                    2000                              25
                    2001                              25
                    2002                              25
                    Thereafter                        95
                                                ------------
                                                     655
                                                ============

      d. Rental expenses were $ 42 thousand, $ 244 thousand and $ 350 thousand for the years ended December 31, 1995, 1996 and 1997, respectively.


NOTE 11:-   SHORT-TERM BANK LOANS

                                                           Weighted
                                                            average           December 31,
                                            Linkage        interest     --------------------------
                                             terms           rate         1996           1997
                                          -------------    ----------   ---------    -------------
                                                               %        U.S. dollars in thousands
                                                           ----------   --------------------------

              Revolving bank credit           NIS             17          1,462           160
              Short-term loans            U.S. dollar         7.3             -           453
              Short-term loans                NIS            17.7             -            39
                                                                        -----------   ------------
                                                                          1,462           652
                                                                        ===========   ============

                                                          NUR MACROPRINTERS LTD.
                                      (Formerly: Nur Advanced Technologies Ltd.)
--------------------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 12:-   TRADE PAYABLES

                                                                              December 31,
                                                                        --------------------------
                                                                          1996           1997
                                                                        ---------    -------------
                                                                        U.S. dollars in thousands
                                                                        --------------------------
            Open accounts                                                   3,191         2,695
            Notes payable                                                   1,246           521
                                                                        -----------   ------------

                                                                            4,437         3,216
                                                                        ===========   ============

NOTE 13:-  ACCRUED EXPENSES AND OTHER LIABILITIES

                                                                                 December 31,
                                                                           --------------------------
                                                                              1996          1997
                                                                           -----------   ------------
                                                                           U.S. dollars in thousands
                                                                           --------------------------
              Employees and payroll accruals                                   577            585
              Royalties payable                                                241            390
              Deferred taxes                                                    19             --
              Other accrued expenses                                           680          1,151
                                                                           ------------   -----------

                                                                             1,517          2,126
                                                                           ============   ===========

NOTE 14:-   LONG-TERM BANK LOANS, NET

            a.    Composed as follows:

                                              Linkage        Interest
                                               terms           rate
                                             ----------    -------------
                                                                %
                                                           -------------
                   From banks                  U.S.           LIBOR
                                              dollar
                                                              +3.12             971            289
                   From others                 U.S.            6.2              255          1,314
                                              dollar
                                                                           ------------   -----------
                                                                              1,226          1,603
                   Less - current maturities                                    818            527
                                                                           ------------   -----------

                                                                                408          1,076
                                                                           ============   ===========

            b. Aggregate maturities of long-term loans:

                   First year (current maturities)                              818            527
                                                                           ------------   -----------
                   Second year                                                  388            190
                   Third year                                                    20            162
                   Fourth year                                                   --            139
                   Fifth year and thereafter                                     --            585
                                                                           ------------   -----------

                                                                                408          1,076
                                                                           ------------   -----------

                                                                              1,226          1,603
                                                                           ============   ===========

                                                          NUR MACROPRINTERS LTD.
                                      (Formerly: Nur Advanced Technologies Ltd.)
--------------------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


NOTE  15:- SEVERANCE PAY, NET

      a. The Company's liability for severance pay, pursuant to Israeli law, is fully accrued. Employee insurance policies are purchased to cover a portion of this liability. Since these policies are owned by the Company, the cash value of these policies at each year end is recorded as an asset of the Company and included in severance pay funds in the Company's balance sheet.

            The Company has no liability for any pension payments to its employees.

                                                                Year ended December 31,
                                                  ----------------------------------------------------
                                                      1995              1996               1997
                                                  --------------    --------------    ----------------
                                                   The Company      Consolidated       Consolidated
                                                  --------------    --------------    ----------------
                                                               U.S. dollars in thousands
                                                  ----------------------------------------------------
              b.   Severance pay expense
                     included in the
                     statements of operations           162             217                312
                                                  ==============   ===============    ================


NOTE  16:- CONTINGENT LIABILITIES

      a. The Company entered into several project plans with the Chief Scientist of the Government of Israel regarding the development of the printers and the Mega Light, a discontinued product. The Company has an obligation to pay royalties at the rate of 2% - 3% of the sales derived from the applicable products developed within the framework of such research and development projects, up to an amount equal to 100% - 150% of the grant received, in NIS linked to the exchange rate of the U.S. dollar.

            The Company has no obligation to repay this amount if sales are not sufficient to satisfy the royalty obligations. As of December 31, 1997, the Company has a contingent obligation to pay royalties in the amount of $ 993 thousand.

      b. The Company is required to pay royalties to the Fund for the Encouragement of Marketing Activity at the rate of 3% with respect to increases in export sales of products for which the Company received participations for its marketing activities, up to an amount equal to 100% of the grant received.

            The grant is repayable only in respect of sales of the related products, as a percentage of the growth in export sales.

            If there is no increase in export sales, or if the Company ceases producing the relevant products, the grant should not be repaid. As of December 31, 1997, the Company has a contingent obligation to pay royalties in the amount of $ 129 thousand.

                                                          NUR MACROPRINTERS LTD.
                                      (Formerly: Nur Advanced Technologies Ltd.)
--------------------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

      c. The Company is committed to pay royalties to the developer of the Outboard Printer at the rate of 4% of sales of these printers and accessory products, and at the rate of 12% of the gross margin of the sale of ink for printers. (See also note 16g).

      d. The Company has guaranteed capital lease payments in the amount of $ 105 thousand for a printer that was leased by a subsidiary.

      e. In the course of the bankruptcy proceedings of Moshe Nur and the companies controlled by him, the Company may, in the future, be exposed to claims arising from the actions of Moshe Nur, the liability of whom could be material.

      f. In 1997, claims and threats of claims were brought against the Company in respect of various matters. The Company made a provision in the amount of $ 165 thousand in respect of these claims and threats of claims based on the opinion of the Company's Israeli legal advisors. The Company's management believes that these provisions are adequate.

      g. On December 11, 1997, the Company filed a claim for monetary and other relief against the developer of the Outboard Printer and three companies which he controls. The claim primarily concerns the monetary damages which the developer and his companies caused to the Company over the course of the years in which they collaborated as well as the parallel and competitive activities carried out by the developer and his companies while infringing upon the Company's contractual and/or proprietary rights. Simultaneously with the claim letter, the Company also filed a request for temporary reliefs of which the most material concern is preventing the developer's competitive activities and the use he has made of the Company's commercial know-how.

            On January 18, 1998, in response, the developer of the Outboard Printer and two of the companies he controls filed a claim against the Company and five other parties (among them, the chief executive officer and the former Chief Executive Officer). Pursuant to the claim:

            1. The Company is indebted to the developer of the Outboard Printer or the companies which he controls the amount of $ 376 thousand in respect of printers supplied to the Company in the past which were not paid for.

            2. The Company is indebted to the developer of the Outboard Printers the amount of $ 1,063 thousand (subject to the presentation of invoices) in respect of an error in the calculation of royalties.

            3. The Company is prevented from manufacturing and marketing Blueboard printers as they are identical to the Wideboard printers which the Company is prohibited from manufacturing without the agreement of the developer of the Outboard Printer.

            Regarding the manufacture and marketing of the Blueboard printers, a temporary restraining order against the Company has been requested.

                                                          NUR MACROPRINTERS LTD.
                                      (Formerly: Nur Advanced Technologies Ltd.)
--------------------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


            According to the management opinion, and based on the opinion of its Israeli counsel, adequate provision was recorded in the books of the Company.

      h. In the context of the various proceedings under way regarding the dissolution of Nur Advertising a company controlled by Moshe Nur, the receiver for Nur Advertising claimed that the Company is bound to Nur Advertising by an exclusivity agreement for the marketing of the Company's printers in Israel.

            Among others, it is claimed that the Company has breached the aforementioned agreement and is selling printers in Israel without paying the royalties due to Nur Advertising pursuant to the aforementioned agreement.

            The Company notified Nur Advertising's receiver in May 1997, that the agreement at issue was breached by Nur Advertising and, therefore, it was canceled by the Company and is null and void.

            In the opinion of the Company's Israeli counsel, a claim will be filed by Nur Advertising's receiver in respect of the printers the Company sold in Israel.

            The Company's management is of the opinion that no amount will be required to be paid in regards to the abovementioned lawsuit.


NOTE  17:- CHARGES, GUARANTEES AND RESTRICTED CASH

            a. As collateral for its liabilities to the banks, the Company granted an unlimited first priority lien on its machinery and equipment, vehicles, receivables from Scitex, major customer (hereinafter "Scitex"), a long-term bank deposit, and marketable securities, as well as a floating lien (a lien on the assets of the Company as they exist from time to time) on all its assets.

            b. The collateralized liabilities are as follows:

                                                                      December 31,
                                                              ------------------------------
                                                                 1996             1997
                                                              ------------    --------------
                                                                U.S. dollars in thousands
                                                              ------------------------------
                    Short-term bank credit                        1,462             652
                    Long-term liabilities,
                      including current maturities                1,226           1,603
                                                              ------------    --------------

                                                                  2,688           2,255
                                                              ============    ==============

                                                          NUR MACROPRINTERS LTD.
                                      (Formerly: Nur Advanced Technologies Ltd.)
--------------------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


NOTE 18:-   TRANSACTIONS AND BALANCES WITH RELATED PARTIES

      a. In March 1997, three companies in which Moshe Nur - a former shareholder - has holdings in various percentages, experienced financial difficulties and are in different stages of insolvency. These companies are Nur Outdoor Advertising (Manufacturing and Production) Ltd.("Nur Outdoor"), Nur Focus Assets and Investments Ltd. ("Nur Focus Assets") and Nur Focus Production (1995) Ltd. ("Nur Focus") Consequently, there is a considerable doubt as to whether these companies will continue as going concerns and whether the agreements entered with them will remain valid. As to the write-off of debts of related parties, see Note 22j.

            Agreements:

            1. Pursuant to an Israeli distribution agreement, the Company and Nur Outdoor entered into an ink supply agreement commencing October 1994. According to the ink supply agreement, the Company will supply Nur Outdoor with the ink for distribution in Israel. The price of the ink will be determined based upon the price for the ink paid by Scitex or any other distributor of the Company's products.

            2. The Company entered into maintenance and support agreements with Nur Outdoor and Nur Focus. According to the maintenance agreements, the Company undertook to provide Nur Outdoor and Nur Focus with maintenance and support services for the Outboard Printers bought by them in consideration for an annual payment to the Company of $ 25,000 per machine.

            3. In 1993, the Company entered into an Israeli Distribution Agreement for an indefinite period of time with Nur Outdoor and Nur Focus, affiliates of the Company. According to the terms of the agreement, Nur Outdoor was granted the exclusive rights to use, market and distribute the Outboard Printer in Israel. In addition, under this agreement, Nur Focus is entitled to purchase Outboard Printers from the Company for its own use. Pursuant to the Israeli Distribution Agreement, Nur Outdoor is entitled to purchase Outboard Printers from the Company on the same terms and conditions as Scitex.

                  Pursuant to the agreement, Nur Outdoor has the exclusive right to use, market and distribute the MegaLight for the purpose of providing advertising media services to third parties in Israel. This right also extends to future developments of the MegaLight. Purchase of the MegaLight will be at cost plus 20%, and maintenance services and materials will be at market prices, but not less than those granted to I.E.M. International Media Electronic Ltd. ("IEM"), a subsidiary of Nur Outdoor.

                  Nur Outdoor is entitled to royalties at the rate of 7% in respect of sales of electronic signs to others in Israel.

                                                          NUR MACROPRINTERS LTD.
                                      (Formerly: Nur Advanced Technologies Ltd.)
--------------------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


            4. In January 1993, the Company entered into an agreement with Nur Outdoor and Poster Media (Israel) Ltd. ("Poster Media"), an unrelated party, pursuant to which Nur Outdoor and Poster Media agreed to establish a joint venture, IEM. Under the agreement, the Company has agreed not to sell the MegaLight in Israel for indoor media services to any entity excluding IEM. In exchange, IEM has agreed to purchase the electronic media billboards only from the Company.

                  In May 1995, the Company entered into an agreement with IEM. According to the agreement, the Company will supply IEM with editing and production services with respect to advertisements to be presented on the MegaLight. In consideration for such services, IEM will pay the Company a monthly payment in NIS equal to $ 1,500.

                  Under a separate agreement, IEM leased from the Company three portable MegaLight boards. IEM will pay the Company consideration equal to half of IEM's revenues from the MegaLight during the lease period, less the direct expenses incurred by it during such period. In addition, IEM agreed to lease from the Company up to eight MegaLight boards for a short-term period and to pay for each MegaLight monthly payments in NIS equal to $ 300.

                  In 1996, Nur Outdoor purchased the shares of Poster Media in IEM, and became a 100% shareholder of IEM.

            The Company terminated all of the aforementioned agreements in May 1997 (see Note 16h).

      b.    For a lease agreement with a former shareholder, see Note 10c.

      c. Between September and December 1997, the Company effected a private offering of its Common Shares in the United States (see also Note
            19a), for which the investment banking firm of Josephthal and Co. Inc. ("Josephthal") acted as exclusive placement agent. The chairman of Josephthal beneficially owns approximately 31.87% of the Company's Common Shares, and other individuals affiliated with Josephthal beneficially own approximately 5.06% of the Company's common Shares. In addition, three members of the Company's board of directors are affiliated with or employed by Josephthal and the chairman of Josephthal is the company's chairman. As compensation for its services as the Company's exclusive placement agent, Josephthal received fees of $439 thousand and warrants to purchase 400,000 Common Shares at an exercise price of $1.00 per share. Finally an individual employed by Josephthal was the Company's acting Chief Financial Officer from April through October 1997 for which he received compensation of approximately $ 45 thousands.

                                                          NUR MACROPRINTERS LTD.
                                      (Formerly: Nur Advanced Technologies Ltd.)
--------------------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

      d.    Transactions with related parties:

                                                        Year ended December 31,
                                                -----------------------------------------
                                                   1995            1996          1997
                                                --------           ----          ----
                                                The Company    Consolidated  Consolidated
                                                -----------    ------------  ------------
                                                          U.S. dollars in thousands
                                                -----------------------------------------
                 Sales:
                  Nur Outdoor                    $ 1,625           $485          $159
                  Nur Focus                          803            113            31
                  IEM                                 38             --            --
                  Nur International                   26             --            --
                                                 -------           ----          ----

                                                 $ 2,492           $598          $190
                                                 =======           ====          ====
                 Cost of sales:
                  Paid to:
                  Nur Outdoor                    $   283           $511          $ 99
                  Nur Focus                          301              7            18
                                                 -------           ----          ----

                                                 $   584           $518          $117

                                                 =======           ====          ====
                 Selling expenses:
                  Nur Focus                      $     1           $130          $ --
                  Participation from
                  Nur International (1)             (209)            --            --
                  Participation in
                  expenses of
                  Nur International                  206             --            --
                                                 -------           ----          ----

                                                 $    (2)          $130          $ --
                                                 =======           ====          ====

(1) Mainly reimbursement of direct salaries and traveling expenses, which are netted against the applicable expenses

                                                          NUR MACROPRINTERS LTD.
                                      (Formerly: Nur Advanced Technologies Ltd.)
--------------------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

                                                                    Year ended December 31,
                                                        ------------------------------------------------
                                                             1995            1996             1997
                                                        ---------------   ------------   ---------------
                                                         The Company      Consolidated     Consolidated
                                                        ---------------   --------------   -------------
                                                                   U.S. dollars in thousands
                                                        ------------------------------------------------
                 General and administrative
                 expenses:
                   Participation in salary,
                     employee benefits,
                     maintenance and bookkeeping
                     to Nur Outdoor (1)                   $         20      $        --      $       --
                     Rent expenses                                  --              153             204
                   Salary and related benefits
                     paid to two shareholders
                     (1997 - three shareholders)                    79              244             261
                                                        ---------------   --------------   -------------

                                                          $         99      $       397      $      465
                                                        ===============   ==============   =============

                     Financial income:
                      Nur Focus                           $        155      $       107      $       --
                      Nur Outdoor                                  187              182              --
                      Nur International                            134               --              --
                                                        ---------------   --------------   -------------

                                                          $        476      $       289      $       --
                                                        ===============   ==============   =============


               As to the write-off of debts of related parties, see Note 22j.


NOTE 19:-   SHARE CAPITAL

      a. In October 1995, the Company effected a public offering of its securities in the United States, where its Common Shares are traded on the over-the-counter market. In the public offering, the Company issued 1,550,000 Common Shares.

            Following the initial public offering of the Company's shares in October 1995, the Company issued 155,000 warrants to Josephthal. These warrants are exercisable into 155,000 Common Shares of the Company at an exercise price of $ 7.20 per share, no later than October 2000.

            Between September and December 1997, the Company effected a private offering of its securities in the United States. In the private offering, the Company issued 4,000,000 Common Shares of NIS 1 par value each in consideration of $ 1 per common share.

            After the aforementioned transactions, the Company had 10,880,000 Common Shares of NIS 1 par value each.

                                                          NUR MACROPRINTERS LTD.
                                      (Formerly: Nur Advanced Technologies Ltd.)
--------------------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

      b.    Stock Option Plan:

            In October 1995, the Company's Board of Directors adopted a Flexible Stock Incentive Plan (the "Stock Incentive Plan"). The Stock Incentive Plan provides for grants of stock options to employees of the Company. An aggregate amount of not more than 500,000 stock options are available for grant under the Stock Incentive Plan. Of such amount, (i) not more than 414,768 options are available for grant as stock options on the basis of future services (such options, "Service Options"), (ii) not more than 18,232 options may be granted as stock options on the basis of performance (such options, "Performance Options") and (iii) not more than 67,000 options may be granted as stock options to consultants on the basis of service or performance in respect of the public offering (such options, "Consultants Options").

            Compensation expenses, which comprise the excess of fair market value of the Performance Options over the exercise price at grant date, are charged to income over ten years or on an accelerated basis, if specified performance targets are achieved.

            Compensation expenses, which comprise the excess of fair market value of the Service Options over the exercise price at grant date, are charged to expenses over four years.

            In October 1997, the Company adopted an additional stock option plan. According to that option plan, 1,200,000 options will be granted to Company's employees, directors and consultants. During 1997, the Company granted 825,000 options (out of which 750,000 options were granted to the Chairman of the Board of Directors, two directors and to the Chief Executive Officer) at an exercise price between $ 1.00 to $ 1.50 per share. The aggregate amount of compensation related to the above options was $ 18,800 and was accounted for as compensation expense in the year ended December 31, 1997.

            Following the private offering described in Note 19a above, the Company issued warrants to the placement agent, Josephthal to purchase 400,000 Common Shares of the Company at an exercise price of $ 1.00 per share, expiring in September 2002.

                                                          NUR MACROPRINTERS LTD.
                                      (Formerly: Nur Advanced Technologies Ltd.)
--------------------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


                 The balance of the options at December 31, 1997 is as follows:

                                                    Options outstanding
                                               -------------------------------
                                                                       Weighted
                                   Available    Number                 average
                                      for         of       Exercise    exercise
                                     grant      options     price        price
                                   ----------  ----------  --------   ----------
Balance as of January 1, 1995              --          --         --     --
   Stock option plan                  500,000          --         --     --
   Options granted (9 employees
   and consultants                   (189,526)    189,526    0.3-4.8    2.32

                                   ----------  ----------    --------   ----

Balance as of December 31, 1995       310,474     189,526    0.3-4.8    2.32
   Options granted (1 employee)       (18,232)     18,232      1.3      1.30
   Options expired                     87,987     (87,987)   1.3-4.8    2.37
                                   ----------  ----------    --------   ----

Balance as of December 31, 1996       380,229     119,771    0.3-4.8    1.34
   Additional stock options plan    1,200,000          --      --        --
   Options granted (25 employee      (325,600)    325,600    0.3-1.75   1.33
   and a vendor)
   Options granted (2 employees
   and 3 directors)                  (825,000)    825,000      1-3      1.46
                                   ----------  ----------    --------   ----

Balance as of December 31, 1997       429,629   1,270,371    0.3-4.8    1.42
                                   ==========  ==========    ========   ====

      The amount of options exercisable as of December 31, 1995, 1996 and 1997 was 36,539, 54,771 and 849,921, respectively. The remaining contractual life of those options ranges between 1-4 years.

      The weighted average exercise price of options exercisable as of December 31, 1995, 1996 and 1997 is $ 0.31, $ 1.06 and $ 1.24, respectively.

      The options outstanding as of December 31, 1997 have been separated into ranges of exercise price, as follows:

                                                     Options             Weighted           Weighted
                                                   outstanding           average             average
                                                      as of             remaining           exercise
                                                  December 31,       contractual life         price
                    Exercise price                    1997
                    --------------               ----------------    -----------------    --------------
                    $   0.3                          36,539                 4                  0.3
                    $    1                          100,000                 5                   1
                    $   1.25                        500,000                 5                 1.25
                    $   1.3                          18,232                 4                  1.3
                    $   1.4                          90,150                 4                  1.4
                    $   1.5                          75,000                 5                  1.5
                    $   1.75                         30,000                 4                 1.75
                                                 ----------------                         --------------

                                                    849,921                                 $ 1.24
                                                 ================                         ==============

                                                          NUR MACROPRINTERS LTD.
                                      (Formerly: Nur Advanced Technologies Ltd.)
--------------------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


      c. The Company has elected to follow Accounting Principles Board Opinion 25, "Accounting for Stock Issued to Employees" (APB 25) and related interpretations for its employee stock options. As discussed below, the alternative fair value provided for under FASB Statement No. 123, "Accounting for Stock-Based Compensation" (FASB 123), requires the use of option valuation models that were not developed for use in valuating employee stock options. Where the exercise price equals the market price of the underlying stock on the grant date, no compensation expense is recognized under APB 25.

      d. In January 1997, the Company granted to its Israeli counsel an option to purchase 30,000 shares at an exercise price of $1.75 per share. The fair market value of these options was estimated according to FASB-123 at the grant date using Black-Scholes value option pricing model was immaterial.

      e. Pro-forma information regarding net income and earnings per share is required by FASB 123, and has been determined as if the Company has accounted for its employee stock options under the fair value method of that Statement. The fair value for these options was estimated at the grant date using the Black-Scholes option pricing model with the following weighted-average assumptions for 1995, 1996 and 1997: risk-free interest rates of 6.3% volatility factors of the expected market price of the Company's Common Shares of 1.3, 1.75 and 1.25, respectively, and a weighted average expected life of the option of 3 years.

            The Black-Scholes model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected share price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the value of its employee stock options. For purposes of pro-forma disclosures, the estimated fair value of the options is amortized to expense over the options vesting period.

            The weighted average fair value of the options at their grant dates in 1995, 1996 and 1997 was $ 0.65, $ 0.86 and $ 0.42, respectively.

            For purposes of pro forma disclosure, the estimated fair value of the options is amortized to expense over the options vesting period. Because SFAS 123 is applicable only to options granted subsequent to December 31, 1994, its pro forma effect will not be fully reflected until the year 1999.

            The total compensation expense included in the statements of operations for 1995, 1996 and 1997 is $ 177 thousand, $ 49 thousand and $ 91 thousand, respectively.

                                                          NUR MACROPRINTERS LTD.
                                      (Formerly: Nur Advanced Technologies Ltd.)
--------------------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------



                 Pro-forma information is as follows

                                                                    Year ended December 31,
                                                       --------------------------------------------------
                                                            1995              1996              1997
                                                       ---------------   ---------------    -------------
                                                        The Company       Consolidated     Consolidated
                                                       ---------------   ---------------   --------------
                                                          U. S. dollars in thousands except per share
                                                                            amount
                                                       --------------------------------------------------

                  Net income (loss), as reported                   61          (10,088)          485
                                                       ===============   ===============    =============

                  Pro forma net income (loss)                      53          (10,142)          129
                                                       ===============   ===============    =============

                  Pro forma basic earnings
                    (loss) per share                             0.01            (1.47)           0.02
                                                       ===============   ===============    =============

                  Pro forma diluted earnings
                    (loss) per share                             0.01            (1.46)           0.02
                                                       ===============   ===============    =============


      f.    Dividends:

            Dividends if any, will be paid in NIS. Dividends paid to shareholders outside Israel will be converted into U.S. dollars on the basis of the exchange rate prevailing at the date of payment.

                                                          NUR MACROPRINTERS LTD.
                                      (Formerly: Nur Advanced Technologies Ltd.)
--------------------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


NOTE 20:- TAXES ON INCOME

      a. Tax benefits under the Law for the Encouragement of Capital Investments, 1959 (the "law"):

            Certain of the Company's production facilities have been granted the status of "approved enterprise" under the law, under two separate investment plans.

            The implementation of the investments under the first plan was finalized in 1993. The implementation of the second plan is expected to be finalized in 1998.

            According to the provisions of this law, the Company chose to enjoy "alternative benefits" which provide tax exemption in exchange for waiver of grants. Accordingly, the Company's income from the approved enterprise will be tax-exempt for a period of two and four years for the first and second plan, respectively, commencing with the year it first earns taxable income, and subject to corporate tax at the rate of 25%, for additional periods of five and three years, for the first and second plan, respectively.

            The period of tax benefits detailed above is subject to limits of 12 years from the commencement of production, or 14 years from receiving the approval, whichever is earlier. Given the abovementioned conditions, the period of benefits for the first plan commenced in 1994 and will terminate in 2000. The period of benefits for the second plan has not yet commenced.

            The tax-exempt profits earned by the Company's "approved enterprise" can be distributed to shareholders without subjecting the Company to taxes only upon the complete liquidation of the Company. If these retained tax-exempt profits are distributed in a manner other than upon the complete liquidation of the Company, they would be taxed at the corporate tax rate applicable to such profits as if the Company had not chosen the alternative tax benefits (currently - 25% for an "approved enterprise") and an income tax liability of approximately $ 415 would be incurred.

            Income from sources other than the "approved enterprise" during the periods of benefits, will be taxable at regular tax rate of 36%.

            The law also entitles the Company to claim accelerated rates of depreciation on equipment used by the "approved enterprise" during five tax years.

      b.    Measurement of results for tax purposes:

            Results for tax purposes are measured in terms of earnings in NIS after certain adjustments for increases in the Israeli CPI. As explained in Note 2a, the financial statements are prepared in dollars. The difference between the annual change in the Israeli CPI and in the NIS/dollar exchange rate causes a difference between taxable income and the income in dollars as reflected in the financial statements.

                                                          NUR MACROPRINTERS LTD.
                                      (Formerly: Nur Advanced Technologies Ltd.)
--------------------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


      c. Tax benefits under the Law for the Encouragement of Industry (Taxation), 1969:

            The Company is an "industrial company" under the above law and as such is entitled to claim accelerated rates of depreciation, in accordance with regulations published under the inflationary adjustments law.

            The Company is also entitled to deduct the offering expenses from its taxable income in three equal annual payments.

      d. A reconciliation of the theoretical tax expense, assuming all income is taxed at the regular statutory rate applied to corporations in Israel up to December 31, 1997, and the actual tax expense, is as follows:

                                                                    Year ended December 31,
                                                        -------------------------------------------------
                                                            1995              1996              1997
                                                        --------------    --------------    -------------
                                                         The Company      Consolidated      Consolidated
                                                        ---------------   --------------    -------------
                                                                   U.S. dollars in thousands
                                                        -------------------------------------------------
                Theoretical tax expense
                  computed at                                     520            (3,624)           208
                  the rate of 36% (1995 - 37%)
                Increase (decrease) in taxes:
                  Effect of certain adjustments
                    on the results for tax purposes                76                49             61
                    and the Israeli CPI
                  Effect of tax-exempt income
                    during the benefit period (see a.
                    above) and other, net                        (375)               --             --
                  Deferred taxes assets not recorded
                    in respect of carryforward losses                             3,975           (202)
                                                        --------------    ---------------   -------------

                Actual tax expense                                221               400             67
                                                        ==============    ===============   =============


                Increase in earnings per share
                  due to tax-exempt income                       0.08                --             --
                                                        ==============    ===============   =============

            e. The provision for taxes is comprised as follows:

                  Deferred taxes                                  221               400            (27)
                  Current taxes                                    --                --             94
                                                       ---------------   ---------------   --------------

                                                                  221               400             67
                                                       ===============   ===============   ==============

                                                          NUR MACROPRINTERS LTD.
                                      (Formerly: Nur Advanced Technologies Ltd.)
--------------------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


      f.    Deferred taxes:

                                                                   Year ended December 31,
                                                      ---------------------------------------------------
                                                           1995               1996              1997
                                                      ---------------    ---------------    -------------
                                                        The Company       Consolidated      Consolidated
                                                       ---------------   ---------------    -------------
                                                                  U.S. dollars in thousands
                                                      ---------------------------------------------------
                     Deferred tax assets
                      (liabilities) are comprised
                      of the following:

                     Provisions for severance pay                 26                 76              34
                     Deductible public offering
                      expenses                                   390                195              --
                     Others (mainly capitalized
                      royalties)                                 387                326             120
                     Net operating loss                           --              3,539           3,337
                      carryforward                    ---------------    ---------------   --------------

                     Gross deferred tax assets                   803              4,136           3,491
                                                      ---------------    ---------------   --------------

                     Fixed assets                                (32)               (52)            (64)
                     Inventories                                  --                 --             (12)
                                                      ---------------    ---------------   --------------

                     Gross deferred tax liabilities              (32)               (52)            (76)

                                                      ---------------    ---------------   --------------

                     Valuation allowance (1)                    (390)            (4,103)         (3,407)
                                                      ---------------    ---------------   --------------

                     Net deferred tax assets                     381                (19)              8
                      (liabilities)
                                                      ===============    ===============   ==============

                     Presented as follows:

                     Current assets                               81                 --               8
                     Long-term assets                            300                 --              --
                     Current liabilities                          --                (19)             --
                                                      ---------------    ---------------   --------------

                                                                 381                (19)              8
                                                      ===============    ===============   ==============

            (1) Based on the weight of available evidence, it is more likely than not that the deferred tax asset will not be realized in the foreseeable future.

      g. Income tax assessments, losses and deductions carried forward to future years:

            Final tax assessments have not been received by the Company since its incorporation. At December 31, 1997, the Company had available carryforward losses (excluding capital losses totaling $ 2,363 thousand) and deductions aggregating $ 6,286 thousand. Carryforward losses for tax purposes in the Company are not limited in time.

            Nur America, Nur International and Nur Europe had available carryforward losses aggregating $ 82 thousand, $ 1,372 thousand and $ 150 thousand, respectively.

                                                          NUR MACROPRINTERS LTD.
                                      (Formerly: Nur Advanced Technologies Ltd.)
--------------------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

               h. Income (loss) before income taxes consisted of the following:

                                                                   Year ended December 31,
                                                      ---------------------------------------------------
                                                           1995               1996              1997
                                                      ---------------    ---------------    -------------
                                                          Company                 Consolidated
                                                       ---------------   --------------------------------
                                                                  U.S. dollars in thousands
                                                      ---------------------------------------------------
                 Domestic                               $   1,407         $   (8,947)        $   1,156
                 Foreign                                       --               (741)             (578)
                                                      ---------------    ---------------   --------------

                                                        $   1,407          $  (9,688)        $     578
                                                      ===============    ===============   ==============


NOTE 21:-   LINKAGE TERMS OF MONETARY BALANCES

            The following tables reflect the linkage terms of monetary balances at each balance sheet date:

                                                                  December 31, 1997
                                              ----------------------------------------------------------
                                                                        In other
                                                              In         foreign
                                              Linked         U.S.$       currency
                                                to            or            or
                                              Israeli       linked        linked      Unlinked     Total
                                                CPI         thereto      thereto
                                              ----------   ---------    ----------   ----------   -------
                                                              U.S. dollars in thousands
                                              ----------------------------------------------------------
              Assets
              Current assets:

                Cash and cash equivalents         --        1,031          196            7        1,234
                Trade receivables                 --        2,671        3,021          289        5,981
                Other accounts receivable
                  and prepaid expenses           312          391           --        1,034        1,737
                Restricted cash                   --          150           --           --          150
                Prepaid expenses                  --           --           --          137          137
                                              ----------   ---------   ----------   ----------   -------

                                                 312        4,243        3,217        1,467        9,239
                                              ==========   =========   ==========   ==========   =======
              Liabilities
              Current liabilities:

                Short-term bank loans             --          453           --          199          652
                Trade payables                    --          154          766        2,296        3,216
                Accrued expenses and
                  other liabilities               --          512           --        1,614        2,126
                Customer advances                 --           17           --           --           17
                Long-term bank loans,
                  including current               --        1,603           --           --        1,603
                  maturities
                                              ----------   ---------   ----------   ----------   -------

                                                  --        2,739          766        4,109        7,614
                                              ==========   =========   ==========   ==========   =======

                                                          NUR MACROPRINTERS LTD.
                                      (Formerly: Nur Advanced Technologies Ltd.)
--------------------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------




                                                               December 31, 1996
                                          -------------------------------------------------------------
                                                                    In
                                                                    other
                                                       In           foreign
                                          Linked       U.S.$        currency
                                          to           or           or
                                          Israeli      linked       linked
                                            CPI        thereto      thereto      Unlinked      Total
                                          ---------    ---------    ---------    ---------   ----------
                                                           U.S. dollars in thousands
                                          -------------------------------------------------------------
            Assets

            Current assets:

              Cash and cash equivalents       --        1,659           74            5       1,738
              Trade receivables               --        3,658          514           41       4,213
              Other accounts receivable
                and prepaid expenses         621          539           --          589       1,749
              Long-term trade                 --           90           --           --          90
                receivables
              Prepaid expenses                --           --           --          368         368
                                          ----------   ---------   ----------   ---------   ----------

                                             621        5,946          588        1,003       8,158
                                          ==========   =========   ==========   =========   ==========
            Liabilities

            Current liabilities:

              Short-term bank loans           --           --           --        1,462       1,462
              Trade payables                  --        1,443        1,542        1,452       4,437
              Accrued expenses and
                other liabilities             --          212           --        1,305       1,517
              Customer advances               --        1,345           --           --       1,345
              Long-term bank loans,
                including current
                maturities                    --        1,226           --           --       1,226
                                          ----------   ---------   ----------   ---------   ----------

                                              --        4,226        1,542        4,219       9,987
                                          ==========   =========   ==========   =========   ==========

                                                          NUR MACROPRINTERS LTD.
                                      (Formerly: Nur Advanced Technologies Ltd.)
--------------------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


NOTE 22:-   SELECTED STATEMENTS OF OPERATIONS DATA

                                                                  Year ended December 31,
                                                       ----------------------------------------------
                                                            1995            1996            1997
                                                       ---------------   ------------   -------------
                                                        The Company      Consolidated   Consolidated
                                                       ---------------   ------------   -------------
                                                                 U.S. dollars in thousands
                                                       ----------------------------------------------
              a.  Major customer data:

                  Sales to customer A                     8,171             7,665           2,455
                                                       ===============   ============   =============
                  Percentage of total sales                59.1%             46.1%          11.18%
                                                       ===============   ============   =============
                  Sales to customer B                     1,625               485             159
                                                       ===============   ============   =============
                  Percentage of total sales                11.8%              2.9%            0.7%
                                                       ===============   ============   =============

            b. Information regarding Company operations in different geographical areas:

                  Inter-segment sales are accounted for at prices comparable to unaffiliated customer sales.

                                                         Year ended December 31, 1997
                                          ------------------------------------------------------------
                                                                           Adjustments
                                                                United         and
                                          Israel     Europe     States     eliminations   Consolidated
                                          -------    --------   --------   ------------   ------------
                                                           U.S. dollars in thousands
                                          ------------------------------------------------------------
                    Sales to
                      unaffiliated
                      customers             3,049    11,849      7,061            --        21,959
                    Transfers between
                      geographic areas     13,250                   --       (13,250)           --
                                          -------    --------   --------   ------------   ------------

                    Total sales            16,299    11,849      7,061       (13,250)       21,959
                                          =======    ========   ========   ============   ============

                    Operating income
                      (loss)                1,204       199       (195)         (302)          906
                                          =======    ========   ========   ============

                    Financial expenses,
                      net                                                                     (320)
                    Other expenses, net                                                         (8)
                                                                                          ------------

                    Income before taxes
                      on income                                                                578
                                                                                          ============

                    Identifiable assets
                      as of December 31,
                      1997                 11,315     2,518      1,353        (1,403)       13,783
                                          =======    ========   ========   ============   ============

                                                          NUR MACROPRINTERS LTD.
                                      (Formerly: Nur Advanced Technologies Ltd.)
--------------------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

                                                         Year ended December 31, 1996
                                          ------------------------------------------------------------
                                                                           Adjustments
                                                                United         and
                                          Israel     Europe     States     eliminations   Consolidated
                                          -------    --------   --------   ------------   ------------
                                                           U.S. dollars in thousands
                                          ------------------------------------------------------------

                    Sales to
                      unaffiliated
                      customers            7,724     7,373       1,540            --        16,637
                    Transfers between
                    geographic areas       4,398                    --        (4,398)           --
                                          -------    --------   --------   ------------   ------------

                    Total sales           12,122     7,373       1,540        (4,398)       16,637
                                          =======    ========   ========   ============   ============

                    Operating loss        (8,995)      (74)       (128)           --        (9,197)
                                          =======    ========   ========   ============

                    Financial expenses,
                      net                                                                     (589)
                    Gain on marketable
                      securities                                                                22
                    Other income, net                                                           76
                                                                                          ------------

                    Loss before taxes
                      on income                                                             (9,688)
                                                                                          ============

                    Identifiable assets
                      as of December 31,
                      1996                 9,532     4,670       1,208        (3,249)       12,161
                                          =======    ========   ========   ============   ============

                                                          NUR MACROPRINTERS LTD.
                                      (Formerly: Nur Advanced Technologies Ltd.)
--------------------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

                                                                   Year ended December 31,
                                                       -------------------------------------------------
                                                            1995              1996            1997
                                                       ----------------   -------------   --------------
                                                         The Company      Consolidated    Consolidated
                                                       ----------------   -------------   --------------
                                                                  U.S. dollars in thousands
                                                       -------------------------------------------------

                 c.  Sales from Israel classified
                       by geographical destinations:

                     Local:
                      Israel                                  2,774                780            679
                     Export (1):
                      Europe                                  5,684              3,957          1,325
                      U.S.A.                                  2,564              2,325            907
                      Others                                  2,802                662            138
                                                       ----------------   -------------   --------------

                                                             13,824              7,724          3,049
                                                       ================   =============   ==============
                     (1) Including indirect
                          export sales
                          to distributor which are
                          presented in accordance
                          with the geographical
                          location of the
                          end customer.

                 d. Cost of sales of printers and related products:

                     Materials consumed                       6,666             10,986          8,554
                     Salaries, wages and employee
                      benefits                                  379                627            352
                     Subcontractors                           1,494                526             52
                     Other manufacturing costs                  301                541            542
                     Depreciation and amortization               13                 34              3
                                                       ----------------   -------------   --------------

                                                              8,853             12,714          9,503
                     Less (add) decrease
                       (increase) in inventories
                       of finished products
                       and work-in-progress                     521             (1,186)           124
                                                       ----------------   -------------   --------------

                                                              9,374             11,528          9,627
                                                       ================   =============   ==============

                 e. Cost of sales of printed materials:

                     Materials consumed                          --              1,650          1,358
                     Subcontractors                              --                358            326
                                                       ----------------   -------------   --------------

                                                                 --              2,008          1,684
                                                       ================   =============   ==============

                                                          NUR MACROPRINTERS LTD.
                                      (Formerly: Nur Advanced Technologies Ltd.)
--------------------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

                                                                   Year ended December 31,
                                                       -------------------------------------------------
                                                            1995              1996            1997
                                                       ----------------   -------------   --------------
                                                         The Company      Consolidated    Consolidated
                                                       ----------------   -------------   --------------
                                                                  U.S. dollars in thousands
                                                       -------------------------------------------------

                 f. Research and development expenses:

                     Salaries, wages and employee
                      benefits                                     561         898              1,119
                     Materials and subcontractors                  351         529                154
                     Other costs                                   128         103                453
                                                       ----------------   -------------   --------------

                                                                 1,040       1,530              1,726
                                                       ================   =============   ==============

                 g. Selling and marketing expenses, net (1):

                     Salaries, wages and employee
                      benefits                                     181       1,603              1,562
                     Royalties                                     409         437                247
                     Traveling                                     185         503                570
                     Advertising                                   240         652                738
                     Bad debts                                     132         509                448
                     Other costs                                   145       1,119              1,255
                                                       ----------------   -------------   --------------

                                                                 1,292       4,823              4,820
                     Less - participation of the
                      Fund for the Encouragement
                       of Marketing Activity                       253          --                200
                                                       ----------------   -------------   --------------

                                                                 1,039       4,823              4,620
                                                       ================   =============   ==============
                     (1) Net of participation
                           from Nur International
                           of $ 209 thousand in 1995.

                 h. General and administrative expenses:

                     Salaries, wages and employee
                       benefits                                    463         914              1,048
                     Office maintenance                            300         702                909
                     Other costs                                   424         944              1,482
                                                       ----------------   -------------   --------------

                                                                 1,187       2,560              3,439
                                                       ================   =============   ==============

                                                          NUR MACROPRINTERS LTD.
                                      (Formerly: Nur Advanced Technologies Ltd.)
--------------------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


                                                                   Year ended December 31,
                                                       -------------------------------------------------
                                                            1995              1996            1997
                                                       ----------------   -------------   --------------
                                                         The Company      Consolidated    Consolidated
                                                       ----------------   -------------   --------------
                                                                  U.S. dollars in thousands
                                                       -------------------------------------------------
                 i. Financial expenses, net:

                     Expenses:
                      Interest
                       On short-term credit                        152             682            390
                       On long-term loans                          123              72            193
                      Loss arising from foreign
                       currency transactions                       351             154             --
                                                       ----------------   -------------   --------------

                                                                   626             908            583
                                                       ----------------   -------------   --------------
                     Income:
                      Interest                                     421             319            234
                      Gain arising from foreign
                       currency transactions                        --              --             29
                                                       ----------------   -------------   --------------

                                                                   421             319            263
                                                       ----------------   -------------   --------------

                                                                   205             589            320
                                                       ================   =============   ==============

                                                          NUR MACROPRINTERS LTD.
                                      (Formerly: Nur Advanced Technologies Ltd.)
--------------------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


      j.    Write-off of debts of related parties:

            In March 1997, three companies in which Moshe Nur - a former shareholder - has holdings in various percentages, experienced financial difficulties (see also Note 18a). The debts stem from the purchases of printers, spare parts and ink and cash transfers from the Company.

            As a result, management of the Company decided to write-off the debts of these related companies, totaling $ 3,757 thousand, comprised as follows:

                                                                                    Year ended
                                                                                 December 31, 1996
                                                                                 ------------------
                                                                                    U.S. dollars
                                                                                   in thousands
                                                                                 ------------------

                   Nur Outdoor Advertising
                       (Manufacturing and Production) Ltd.                                 994
                   Nur Focus Assets and Investments Ltd.                                 2,117
                   Nur Focus Production (1995) Ltd.                                        646
                                                                                 ------------------

                                                                                         3,757
                                                                                 ==================

      k.    Equity in losses of a 50%-owned joint venture:

                                                                        Year ended December 31,
                                                            -------------------------------------------------
                                                                 1995              1996            1997
                                                            ----------------   -------------   --------------
                                                              The Company      Consolidated    Consolidated
                                                            ----------------   -------------   --------------
                                                                       U.S. dollars in thousands
                                                            -------------------------------------------------
                   Equity in post-acquisition losses            (593)                   --             --
                   Losses from increase in equity
                    of joint venture                            (630)                   --             --
                   Less - amortization of
                    negative goodwill                             98                    --             --
                                                           -----------------   -------------  ---------------

                                                              (1,125)                   --             --
                                                           =================   =============  ===============

                                                          NUR MACROPRINTERS LTD.
                                      (Formerly: Nur Advanced Technologies Ltd.)
--------------------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


NOTE 23:-   INVESTEES

                                                                         Percentage of (1)
                                                                     ---------------------------
              Name of the Company                                    Ownership        Control
              -------------------------------------------------      -----------    ------------
                                                                                 %
                                                                     ---------------------------
              a.   Subsidiaries outside Israel:

                   Active:

                   Nur International S.A.("Nur International")           100              100

                   Nur Advanced Technologies
                    (Europe) S.A. ("Nur Europe")                         100              100

                   Nur America Inc. ("Nur America")                      100              100

                   Nur Marketing and Communication GmbH
                    ("Nur Germany")                                       84               84

                   Inactive:

                   Nur Hungaria KFT ("Nur Hungary") (1)                  100              100

                   Good-Lux S.A.("Nur Luxembourg") (1)                   100              100

              b.   Subsidiaries in Israel:

                   Inactive:

                   M.B.T. (Nur) Industries Ltd.("M.B.T.")                100              100

                   Nur Print Technologies (1993) Ltd. ("Nur Print")      100              100


                   N.A.T. Holdings and Investments (1997) Ltd.           100              100


              (1) Represents the percentages of ownership of Nur International in these subsidiaries. The shares of some of these subsidiaries are held in custody by the Company.


                            - - - - - - - - - - - - -

                                EXHIBIT INDEX

Exhibit
Number   Description
-----    -----------
   3.1   Memorandum of Association of the Registrant, in Hebrew with a translation to English.*

   3.2   Articles of Association of the Registrant.*

   3.3   Certificate of Name Change **

   4.1   Specimen Certificate for Ordinary Shares.*

  10.1   A Private Investment Agreement between the Registrant and certain
         Private Investors dated July 5, 1993, in Hebrew with translation to
         English.*

  10.2 Loan and Convertible Debenture Agreement between the Registrant and certain Private Investors dated July 5, 1993, in Hebrew with a translation to English.*

  10.3   Registration Rights Agreement between the Registrant and certain
         Private Investors.*

  10.4 Assignment Agreement between Nur Focus Advertising Products Ltd.*** and the Registrant dated July 4, 1993, in Hebrew with a translation to English.*

  10.5 Royalties Agreement between Nur Focus Advertising Products Ltd.*** and the Registrant dated May 23, 1995, in Hebrew with a translation to English.*

  10.6   Share Subscription Agreement between the Registrant, Nur
         International, S.A. and Shamrock Holding of California, Inc. dated
         February 3, 1994.*

-------------
  *Previously filed with the Company's Registration Statement on Form F-1
   Registration No. 33-93160 and incorporated by reference herein. **Previously filed with the Company's 6-K dated January 7, 1998 and incorporated by reference herein.
***Subsequently changed its name to Nur Focus Assets and Investments, Ltd.

Exhibit
Number   Description
-----    -----------
  10.7   Agreement between the Registrant, Nur International, S.A. and
         Shamrock Holding of California, Inc. dated May 5, 1995.*

  10.8   Distribution Agreement between Scitex Corporation Ltd. and the
         Registrant dated June 10, 1992, in Hebrew with a translation to English.*+

  10.9   Agreement between the Registrant, Nur Outdoor Advertising
         (Manufacturing and Production) Ltd. and Nur Focus Advertising
         Products Ltd.*** dated 1994, in Hebrew with a translation to English.*

 10.10   Registrant's 1995 Stock Option/Stock Purchase Plan.*

 10.11   Registrant's 1997 Stock Option Plan.****

 10.12   Lease Agreement between the Registrant and Mr. Moshe Nur dated July 4,
         1993, as amended on May 29, 1995, in Hebrew with a translation to English.*

 10.13   Order Agreement between the Registrant and Matan Systems (1991) Ltd.
         dated August 3, 1994, as amended on January 26, 1995 and as further amended on July 16, 1995 and Assignment Letter dated March 6, 1995, in
         Hebrew with a translation to English.*+

 10.14   Voting Agreement between Moshe Nur and Yoram Ben-Porat dated January
         1, 1992.*

 10.15 Agreement between Imaje S.A. and the registrant dated as of July 16, 1995.*

 10.16   Marketing and Sales Support Agreement between the Registrant and Scitex
         Europe, S.A., dated as of July 18, 1995.*

 10.17   Agreement between the Registrant and Matan Systems (1991) Ltd. dated
         July 16, 1995.*

 14.1    Material Foreign Patents.*

 21.1    List of Subsidiaries of the Registrant.

 27.1    Financial Data Schedule for the year ended December 31, 1997.

 27.2    Financial Data Schedule for the year ended December 31, 1996.

 27.3    Financial Data Schedule for the year ended December 31, 1995.

-------------
   *Previously filed with the Company's Registration Statement on Form F-1
    Registration No. 33-93160 and incorporated by reference herein. **Previously filed with the Company's 6-K dated January 7, 1998 and incorporated by reference herein.
 ***Subsequently changed its name to Nur Focus Assets and Investments, Ltd. ****Previously filed with the Company's Form 6-K dated October 14, 1997 and incorporated by reference herein.
   +Confidential treatment granted as to portions of the agreement.