Form 20-F/A
period 1997-12-31
NUR MACROPRINTERS LTD
filed 1998-11-10
CIK 946394

UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                                  Form 20-F/A

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

                                  SIGNATURES

      Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Amendment to its Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    NUR MACROPINTERS LTD.

                                    By:  /S/ Erez Shachar
                                         ----------------
                                         Erez Shachar
                                         President and Chief Executive Officer


Dated:  November 10, 1998

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

                       [Letterhead of KOST LEVARY & FORER
                                   A MEMBER OF
                          ERNST & YOUNG INTERNATIONAL]



                         REPORT OF INDEPENDENT AUDITORS

                             To the Shareholders of

                             NUR MACROPRINTERS LTD.
                   (Formerly: Nur Advanced Technologies Ltd.)


        We have audited the accompanying consolidated balance sheets of Nur Macroprinters Ltd. (formerly: Nur Advanced Technologies Ltd.) ("the Company") and its subsidiaries as of December 31, 1996 and 1997 and the related consolidated statements of operations, changes in shareholders' equity and consolidated cash flows for the years then ended, and the statements of operations, changes in shareholders' equity and cash flows of the Company for the year ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of a subsidiary, whose statements reflect total assets constituting 3.8% and 4.9% of consolidated total assets as of December 31, 1996 and 1997 and total revenues constituting 18% and 14% of the related consolidated total revenues for the years ended December 31, 1996 and 1997, respectively. These statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as is relates to data included for these subsidiaries, is based solely on the reports of the other auditors.

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

        In our opinion, based on our audits and the reports of the other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 1996 and 1997 and the related consolidated results of their operations and cash flows for the years then ended, and the results of operations and cash flows of the Company for the year ended December 31, 1995, in conformity with generally accepted accounting principles in Israel. As applicable to the Company's financial statements, generally accepted accounting principles in the United States and in Israel are identical in all material aspects.

                                               /s/ KOST, LEVARY and FORER

Tel-Aviv, Israel                                   KOST, LEVARY and FORER
March 9, 1998                             Certified Public Accountants (Israel)
                                         A Member of Ernst & Young International


                                      F-2-A

                         REPORT OF INDEPENDENT AUDITORS

                             To the Shareholders of

                      M.NUR MARKETING & COMMUNICATION GmbH

      We have audited the accompanying balance sheets of M.Nur Marketing & Communication GmbH ("the Company") as of December 31, 1996 and 1997 and the related statements of operations, changes in shareholders equity and cash flows for each of the two years in the period ended December 31, 1997 and the company's statement of operations, changes in shareholders equity and cash flows for the year ended December 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with generally accepted auditing standards in the United states. Those standards require that we plan and perform the audit to obtain reasonable assurance as to whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Company's management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, based on our audits, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 1996 and 1997 and the related results of their operations and cash flows for each of the two years in the period ended December 31, 1997, and the Company's results of operations and cash flows for the year ended December 31, 1995, in conformity with generally accepted accounting principles in Germany. As applicable to the Company's financial statements, generally accepted accounting principles in the United States and in Germany are identical in all material aspects.

Kassel, Germany
March 9, 1998

                                                       Yours truly,

                                                     /s/ Willy Knyrim

                                                       WILLY KNYRIM
                                          Certified Public Accountants (Germany)



                                     F-2-B

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