Form 20-F
period 1998-12-31
NUR MACROPRINTERS LTD
filed 1999-05-04
CIK 946394

UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  Form 20-F

(Mark One)

[  ]  REGISTRATION STATEMENT PURSUANT TO SECTION 12 (b) OR (g) OF THE
      SECURITIES EXCHANGE ACT OF 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 1998

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____ to ____

                        Commission File Number 0-26498

                             NUR MACROPRINTERS LTD.
            (Exact Name of Registrant as specified in its charter)

                                     ISRAEL
                 (Jurisdiction of incorporation or organization)

                             5 David Navon Street
                         Moshav Magshimim 49001, Israel
                   (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the
Act:  None
Securities registered or to be registered pursuant to Section 12(g) of the
Act:

                               ORDINARY SHARES,
                              NIS 1.0 PAR VALUE
                                Title of Class

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

                               ORDINARY SHARES,
                              NIS 1.0 PAR VALUE
                                Title of Class

      Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of December 31, 1998:

                               ORDINARY SHARES,
                        NIS 1.0 PAR VALUE 10,880,000
                       Title of Class Number of Shares

      Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such
filing requirements for the past 90 days. Yes    No X

      Indicate by check mark which financial statement item the registrant
has elected to follow.  Item 17   Item 18   X

           In addition to historical information, this Annual Report on Form 20-F contains forward-looking statements. The forward-looking statements contained herein are subject to certain risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Factors that might cause such difference include but are not limited to, those discussed in "Item 1: Description of Business--Risk Factors" and "Item 9: Management's Discussion and Analysis of Financial Condition and Results of Operations" readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management's analysis as of the date hereof. The company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof. In addition to the disclosure contained herein, readers should carefully review any disclosure of risks and uncertainties contained in other documents that the company files from time to time with the Securities and Exchange Commission.


                                    PART I

ITEM 1:     DESCRIPTION OF BUSINESS

General

      NUR Macroprinters Ltd. (the "Company") is a world leader in the superwide format printing market. The Company develops, manufactures, sells, and services digital printing systems for on-demand, short-run, wide format ("WF") and superwide format ("SWF") printing. The Company also supplies inks and print substrates essential to the operation of the Company's printers.

      In early 1997, the Company introduced the NUR Blueboard printer, a second generation SWF printer, which prints on substrates of variable widths from 0.9 to 5.0 meters (approximately 3 to 16.4 feet). The NUR Blueboard printer is designed for high throughput, high print quality, and ease of use. In April 1998, the Company introduced a faster version of the NUR Blueboard printer, the NUR Blueboard 2, in response to demand in the SWF printing industry for increased productivity. In February 1999, the Company introduced the NUR Blueboard HiQ, which produces higher quality prints with higher resolution than the market leading NUR Blueboard and NUR Blueboard 2 printers. The NUR Blueboard printer, the NUR Blueboard 2 printer, the NUR Blueboard HiQ and their upgrades are referred to herein collectively as the "NUR Blueboard Printers." Each of the NUR Blueboard Printers is designed specifically for SWF applications and uses the Company's piezo continuous ink-jet technology.

      Before the introduction of the NUR Blueboard printer, the Company's principal products were its first generation SWF printers, the Outboard and Wideboard printers. The Outboard printer, which is capable of printing in widths of up to 1.6 meters (approximately 5 feet), was manufactured until the fourth quarter of 1995. In the fourth quarter of 1995, the Company introduced the Wideboard printer, which is capable of printing on substrates of variable widths of up to 5 meters (16.4 feet). The NUR Blueboard Printers use continuous ink-jet technology which involves the continuous flow of electrically conductive ink within a closed loop that is deflected to a specific location on a sheet of paper or other medium.

      The NUR Blueboard Printers are marketed primarily to commercial printers, design and service firms, screen printers, outdoor media companies and graphic trade shops. They are used for a variety of SWF format printing applications including billboards, fleet graphics, wall murals, scaffolding coverings, museum and trade show exhibits, shopping mall and airport displays and more. Because superwide format applications are normally viewed from a distance outdoors, printed images measure tens to thousands of square feet on outdoor durable substrates. The superwide width of the NUR Blueboard printers helps reduce the number of sections or "tiles" necessary to complete such large graphics.

      In September 1998, the Company acquired from Meital Technologies Ltd. ("Meital") all rights (including all related assets) to Meital's piezo drop-on-demand inkjet technologies for application in WF digital printers for approximately $3.0 million. Drop-on-demand technology ("D-O-D") involves the firing of ink drops when needed on the substrate while the printing head travels across the substrate. Subsequently, the Company recently introduced the NUR Fresco, a new printing system, which is still in beta testing, targeted at the WF (widths of up to 1.8 meters (6 feet)) screen printing environment. The NUR Fresco is a high quality digital production press, bringing a combination of speed and productivity to the WF market. The Company believes that the NUR Fresco offers for the first time a more cost-effective digital alternative to screen printing presses.

      The NUR Fresco will be marketed primarily to WF screen printers as a technological replacement to the screen printing press. Using the NUR Fresco, screen printers can now produce WF graphics on demand in considerably less time and at a lower cost for most shorter runs. Images produced on the NUR Fresco are typically much smaller than the SWF applications of the NUR Blueboard printers and include posters, banners, point-of-purchase displays, transit advertising, vehicular graphics, airport and mall displays, etc. The shorter viewing distances of these graphics require the higher resolution capability of the piezo D-O-D inkjet technology on which the NUR Fresco is based. The Outboard printer, Wideboard printer, the NUR Blueboard printers and the NUR Fresco are referred to collectively herein as the "Company's Printers."

      The Company also sells specialized inks and substrates for use in the Company's Printers. The inks are manufactured by a subcontractor and the result of extensive development and continuous testing by the Company to ensure their purity, optical density, lightfastness and water-resistancy on a variety of substrates. The substrates are developed by the Company's wholly-owned subsidiary, NUR Media Solutions S.A. ("NUR Media Solutions"), and are manufactured for the Company by several different suppliers. The Company sells NUR-branded substrates that have outdoor durability and image quality warranties on their performance when used with the Company's Printers and inks.

      The Company was incorporated as an Israeli corporation on July 29, 1987. The Company's Ordinary Shares have been traded on the NASDAQ National Market since October 1995. The Company's trading symbol is NURM.

Industry Background

      The market for printed applications requiring WF and SWF printing has expanded over the last few years. WF and SWF printing applications include billboards, posters, and banners; special event and trade show displays; point of purchase displays; fleet graphics; decorations and backdrops. For example, the retail, automotive, cigarette and tobacco, restaurant, travel, and gasoline industries use outdoor advertising to promote their products in locations including roadside billboards and posters displayed on streets and buildings, as well as the outside of buses, vans, trucks, and trains, so-called vehicular graphics. WF and SWF prints can also be found in theaters as stage decorations, in museums and exhibitions as backdrops or displays, and on construction sites as building site coverings. Prior to the introduction of digital printing systems, WF and SWF short-run prints were produced either by hand painting, which is relatively slow and expensive, and produces lesser quality images, or by screen or offset printing, both of which are relatively expensive and time consuming processes.

      With the cost of digital printing expected to decrease and the ability of digital technology expected to produce shorter runs more economically, the Company believes that the use of WF and SWF prints, such as those produced by the Company's Printers, should grow, and that the portion of the market serviced by digital printing should increase. The ability to produce WF and SWF images digitally has also opened new media opportunities for advertisers, such as mural printing, carpet printing, new forms of fleet graphics printing. The growth in demand for WF and SWF digital printers, is fueled by both the replacement of conventional print methods and the development of new printing applications.

Traditional WF and SWF Printing Methods

      Conventional methods of WF and SWF printing have included hand painting, screen printing, and offset printing. Generally, producing WF and SWF color prints by traditional methods in relatively short runs from a few copies to a few hundred copies, depending on the application, has either been relatively slow and expensive or of limited quality. Because of the inherent limitations of the traditional WF and SWF printing methods, quality WF and SWF prints produced by these methods are generally limited to long runs of identical prints, designed and prepared well in advance or, in the case of hand painting, to single print applications. As a result, traditional methods of producing WF and SWF prints have not provided timely and economic solutions for the needs of the short run printing market.

      Hand Painting. Hand painting involves either the projection of an image onto a substrate, which is then drawn onto the substrate and subsequently painted by hand, or the spraying of paint onto material covered by a template that has been cut to the desired shape. The process of hand painting is an alternative mainly in developing countries where labor costs are significantly lower and where the significantly lower image quality is tolerated by the local market

      Screen Printing. The screen printing process is distinguished by its ability to print finely detailed images on practically any surface, including paper, plastics, metals, and three-dimensional surfaces. However, the process requires significant set-up time and materials cost before the image can be sent to press. This cost constrains the minimum number of copies the screen printer can produce economically. As screen printing is a highly labor-intensive process, it is best suited for run lengths between 50 to 400 copies. Hence, this market is a clear target in which the Company believes its digital printers can be highly competitive.

      Offset Printing. Offset color printing generally produces very high quality images compared to hand painting or screen printing. However, because of the complex steps involved in offset color printing, each printing job, whether small or large, involves substantial setup time and costs. In addition, much like hand painting and screen printing, alterations and customizations are not economically feasible unless the entire offset color printing process is repeated. Another drawback is that the variety of substrate materials and widths suitable for use with offset printing machinery is limited. In general, offset color printing is best suited for long print runs.

   WF and SWF Digital Printing

      The introduction of digital printing is aiding in the transformation of the WF and SWF printing industry by lowering setup costs, shortening turnaround time, and reducing labor requirements. The Company believes that the availability of WF and SWF digital printing should lead to an increase in demand for limited runs for customized and localized advertising campaigns. In addition, the Company believes that single use applications, such as the use of banners, displays, and backdrops for trade shows, theme parks, entertainment, and special events, should become more popular. The Company believes that the market for WF and SWF printing should increase as current applications gain market acceptance and as new applications are developed.

      Digital printing involves the production of hard-copy images and text from digital data that is either generated on a computer at the printing site or originated by a customer on the customer's computer system. The digital data is then transferred directly from an electronic pre-press or desktop publishing system to the digital printer. There are currently several digital printing technologies available, including electrostatic, airbrush, D-O-D, thermal transfer, and continuous ink-jet printing.

      Electrostatic Printing. Electrostatic printing is a non-impact printing technique that employs an array of metal styli, selectively pulsed to a high potential to generate a charged latent image on dielectric-coated paper, which is then toned to develop the latent image into a visible image. The achievable printing resolution is up to 400 dots per square inch ("DPI"). The main drawback of the technology is the need for special and expensive substrates and toners. This requirement inflates the cost of consumables considerably.

      Thermal Transfer Printing. Thermal transfer printing is a contact printing technology that employs arrays of heated needles and pressure to melt and transfer wax based inks from a carrier roll onto a restricted variety of substrates. Like electrostatic printing, thermal transfer printing requires relatively expensive consumables.

      Airbrush Printing. Airbrush printing is accomplished by forcing a low viscosity colored fluid through small aperture nozzles, thus creating a spray jet. Computer driven modulation of the spray jets deposits an image-wise colored layer deposited onto the substrate. The strongest feature of airbrush technology is the printer's ability to cover large areas with uniform color. One manufacturer of airbrush printers produces a printer that can also print on both sides of a poster at the same time, which is important for signs that are rear-illuminated.

      Piezo Continuous Ink-Jet Printing. Continuous ink-jet technology involves the continuous flow of electrically conductive ink within a closed loop that is deflected to a specific location on a sheet of paper or other medium. The ink is separated into uniform micro-drops and the micro-drops are electronically directed to be printed onto a selected area of the medium. Continuous ink-jet technology allows for high speed printing and produces images with good resolutions sufficient for viewing from distances of beyond five feet. Continuous ink-jet printers also produce multiple copies with consistent color quality, unlike airbrush printers. The cost of equipment using continuous ink-jet technology is relatively high in comparison to printers using electrostatic technology. However, the cost of the output produced with continuous ink-jet printers is lower than that of electrostatic printers. Although the printer and printing costs of continuous ink-jet and airbrush technology are comparable, continuous ink-jet printers produce higher quality prints at higher speeds and with more consistent color.

      Piezo D-O-D Ink-Jet Printing ("D-O-D"). D-O-D technology involves the firing of ink drops when needed on the substrate while the printing head travels across the substrate. Until recently, this technology was limited to dye-based inks that are not suitable for outdoor use. However, several new D-O-D printers that use pigment inks, which are suitable for outdoor use, are now available. The Company has chosen to implement the D-O-D technology in its NUR Fresco, intended for the WF market which requires a shorter viewing distance and a higher resolution image.

      The Company believes that its NUR Blueboard printers are currently the only commercially available SWF digital printers using piezo continuous inkjet technology. Although not the only D-O-D printer available for the WF market, the Company believes that the NUR Fresco is the best suited to the WF screen printing market. The Company believes that the Company's Printers have been designed and engineered to fit the overall needs of their respective WF and SWF printing markets.

      The Company's strategy is to:

            o strengthen its position as a world leader in the SWF printing market by supplying the most productive and cost-effective digital SWF printers;

            o introduce WF digital ink jet printers to replace a significant portion of the WF screen printer process;

            o be the vendor of choice for all its customers' ink and substrate needs;

            o enable its customers to develop new ways to profit from the Company's printing systems; and

            o provide its customers with highly responsive and capable support, service and supplies.

Products

   Printers

      The Outboard printer, which was introduced in 1992, was the Company's first product, and, until the end of 1995, its principal product. The Outboard printer is capable of producing WF prints in widths of up to 1.6 meters. In the fourth quarter of 1995, the Company introduced the Wideboard printer, which was the Company's first generation SWF printer and its principal product in 1996. The Wideboard printer is capable of producing prints of widths of 5 meters. The Company has discontinued the manufacture of the Outboard printer and of the Wideboard printer. The Company plans, however, to provide further enhancements and upgrades to its Outboard and Wideboard installed base.

      Since the beginning of 1997, the Company has been marketing and selling the NUR Blueboard Printer, a second-generation SWF printer that is also capable of producing prints of up to 5 meters in width with practically no limit on the length of the print. The NUR Blueboard is designed for high throughput, high print quality, and ease of use. When wider widths of prints are required, the NUR Blueboard Printer, as is the case with the other Company's Printers, creates a print layout in sections that, when sealed and placed together, create a continuous image due to the NUR Blueboard Printer's high level of color consistency and accuracy.

      In April 1998, the Company introduced a faster version of the NUR Blueboard printer, the NUR Blueboard 2 printer, in response to demand in the SWF printing industry for increased productivity. In addition, the Company announced that all NUR Blueboard Printers are upgradable to the new double speed version for an additional fee. The NUR Blueboard Printers are currently the Company's main hardware products. In February 1999, the Company introduced the NUR Blueboard HiQ, part of the NUR Blueboard family of products, with higher print quality and higher resolution than the market leading NUR Blueboard printers. The NUR Blueboard HiQ is available both as an upgrade to existing NUR Blueboard printers and as a new product delivered from the manufacturer. The NUR Blueboard Printers are all based on piezo continuous inkjet technology, which is particular suitable for the superwide format market due to its outdoor durable inks, color consistency, high reliability and adaptability for use with a variety of substrate materials including vinyl, carpet, canvas, tarpaulin and mesh.

      The NUR Blueboard Printers accept a wide variety of rolled substrates, differing in types and sizes, with a new design feeding mechanism that allows for ease of loading and unloading of substrate rolls weighing 330 lbs. or more. The NUR Blueboard Printers are unique in that they are able to print at their respective top speeds (up to 320 sq. ft./hr. for the NUR Blueboard and up to 650 sq. ft./hr for the NUR Blueboard 2 and NUR Blueboard HiQ) while printing at their respective highest visual resolutions (70 DPI for the NUR Blueboard and NUR Blueboard 2 and 150 DPI for the NUR Blueboard HiQ). The NUR Blueboard Printers' software accepts many popular types of image formats (such as TIFF, CT, JPEG, BMP, and PostScript) and images with various resolutions, and converts them automatically for printing. In addition, the NUR Blueboard Printers' software can be connected to any communication configuration supported by the operating system, which enables smooth integration of the printers in the pre-press environment for higher productivity. The NUR Blueboard Printers' operating software is based on Microsoft Corporation's Windows NT multitasking operating system which enables printing while preparing the next job for print. The software has sophisticated color correction tables that enable the printers to match color output according to substrate characteristics.

      The NUR Blueboard printers are marketed primarily to commercial printers, design and service firms, screen printers, outdoor media companies and trade shops for shorter run, WF and SWF printing. The Company's NUR Blueboard Printers reproduce images with visual resolutions of 70-150 DPI, which allows for superior viewing from distances of at least 5-10 feet or more, depending on the image file resolution. The Company's NUR Blueboard Printers are capable of producing millions of distinctive colors. Thanks to the constant ink monitoring and control built into its continuous ink-jet printing technology, the Company's NUR Blueboard Printers achieve a high level of color consistency for copies printed at different times and under different environmental conditions in the shop. Generally, depending upon the required print resolution, the Outboard printer operates at speeds of between 200 to 600 sq. ft./hr; the Wideboard printer operates at speeds of between 100 to 300 sq. ft./hr; the NUR Blueboard printer operates at speeds of up to 300 sq. ft./hr; and the NUR Blueboard 2 and NUR Blueboard HiQ operate at up to 600 sq. ft./hr.

      The Company's NUR Blueboard Printers are digital roll-fed presses that accept a wide range of substrates. They print directly from digital data, using no printing plates. The Company's Printers can be operated in a standalone mode or in conjunction with pre-press and desktop publishing systems. When configured with a pre-press system, the pre-press workstation prepares the digital file containing the specifications for the output to be produced.

      The Company's NUR Fresco printer, also introduced in February, 1999 and still in beta testing, is specifically aimed at the WF markets. It produces full-color images up to six feet wide on a variety of substrates at a much higher 360 DPI and up to 1000 square feet per hour. The Company believes that the NUR Fresco is one of the first commercially available WF printers that can produce outdoor-durable WF images of almost any length from a rolled substrate economically at run lengths up to several hundred copies. This productivity makes the printer particularly attractive to screen printers trying to reduce the burden of high set-up costs for shorter length runs.

      The NUR Fresco is also based on piezo D-O-D inkjet technology. Much of the expertise used in this printer had been developed by Meital. It is highly suitable for the WF market due to its high resolution images and faster throughput per unit cost of the print heads. The NUR Fresco complements the NUR Blueboard Printers in that the Company's Printers cover a more complete and full range of indoor and outdoor graphics.

      The Company's Printers require little operator supervision, enabling one operator to run several machines at once. While an operator must be specifically trained in the operation of a printer, no special color mixing skills are required unlike conventional methods such as offset printing.

      The Company's Printers can significantly reduce the setup costs associated with each print job, the skill level of the personnel required, and the number of skilled personnel required as compared to traditional methods of WF and SWF printing. These advantages make WF and SWF short-run color printing significantly more economical than conventional printing methods. Additionally, the relatively quick turnaround for the printed product enables the Company's Printers to produce more output in a given period, thereby lowering the costs of labor per print.

      Unlike hand painting, screen or offset printing, the layout can be viewed through the pre-press workstation prior to printing, permitting last minute fine-tuning. By running a single copy of the print, corrections of text, enhancements of images, and additions of color can all be accomplished with minimal time, effort, and cost. Additionally, since the format can readily be changed, the Company's Printers allow the end-user to make each print in the run different, with little time, effort, or additional cost. For example, if so desired, different languages, graphics, and text can be added to each print in a run.

      During the years ended December 31, 1996 and 1997 and, 1998, sales of the Company's Printers accounted for approximately 56%, 55%, and 52%, respectively, of the Company's total sales. Sales of spare parts used in the Company's Printers accounted for approximately 9%, 6% and 4.6%, of total sales for the years ended December 31, 1996, 1997 and 1998. Currently, the retail prices of the Company's Printers generally range from $400,000 to $500,000 per machine.

   Consumables

      The NUR Blueboard Printers use a specialized solvent-based pigmented ink designed for the needs of the SWF market. The ink is resistant to water and ultraviolet rays, making it fairly durable and thus well-suited for outdoor conditions. The Company's Printers, through the utilization of the ink, can print on almost an unlimited variety of substrates, including numerous types of paper, vinyl, cloth, textiles, mesh, and metals. The ink enables the output of the Company's Printers to be used both for indoor and outdoor advertising. During the years ended December 31, 1996, 1997, and 1998 sales of the ink accounted for approximately 15%, 21% and 23.6%, respectively, of the Company's total sales.

      This ink was developed jointly with Imaje S.A. ("Imaje"), a French ink manufacturer, specifically for use in the Company's Printers. The Company has an exclusive distribution and manufacturing agreement with Imaje for inks used in the NUR Blueboard Printers.

      The NUR Fresco uses a specialized solvent-based pigmented ink designed for the needs of the WF market. It also is highly-resistant to water and UV and imparts more vibrant colors in the images printed using the NUR Fresco.

      In June 1998, the Company also began supplying, through its wholly owned subsidiary in Belgium, NUR Media Solutions, cost-effective substrates designed to work with the Company's Printers and its ink. The Company sells substrates under the NUR brand name that are manufactured by several different suppliers for the Company. The substrates are made of vinyl, PVC, paper, and mesh and are suited for indoor and outdoor use. The substrates are distributed worldwide by the Company's sales and service organizations. All NUR-branded materials are manufactured exclusively for NUR Media Solutions.

Sales and Marketing

      The Company currently distributes and sells its products through its wholly-owned subsidiaries, NUR Advanced Technologies (Europe) S.A. ("NUR Europe"), NUR America, Inc. ("NUR America"), NUR Middle East & Africa, Ltd. ("NUR Middle East & Africa") and NUR Asia Pacific Ltd. ("NUR Asia Pacific"). The Company engages in the sale and marketing of printed material produced by the Company's Printers through M.NUR Marketing & Communications GmbH ("NUR Germany") in Germany, a subsidiary in which the Company owns an 84% interest.

      Until the end of 1996, most worldwide sales of the Company's Printers had been made through Scitex Corporation. Since the beginning of 1997, the Company moved to direct distribution of its products starting from the Americas and Europe. In February 1999, the Company established two additional sales organizations, NUR Asia Pacific and NUR Middle East & Africa, to replace Scitex Corporation's role as distributor of the Company's products in the Far East, the Middle East and Africa. NUR Asia Pacific, a Hong Kong corporation, is currently operating out of Hong Kong with the use of an office in Shanghai. NUR Asia Pacific will offer full support of its customer base through the Company in Israel until completion of the full registration of a wholly-owned subsidiary of the Company under Chinese law and the subsequent transfer of its headquarters to Shanghai. As part of its distribution efforts, NUR Asia Pacific recently entered into a letter of intent with Mitsui & Co. Graphic System Ltd. for distribution of the Company's products in Japan.

      The Company marketing activities include participating in relevant tradeshows worldwide, advertising in trade publications, marketing directly to a target base, as well as publishing its own newsletters, participating in services and industry forums and maintaining an internet site. The Company has also started to sell its consumable products through a dedicated intranet site.

      In April 1998, the Company renamed its previously established wholly-owned subsidiary, NUR International, to NUR Media Solutions. NUR Media Solutions' objective is to develop and market a wide range of advanced consumables for the Company's WF and SWF printers. Included in such consumables are the Company's cost-effective substrates, which are designed to work with the Company's existing range of printers and inks and will be distributed worldwide by the Company's sales and service organizations.

      The Israeli Government, through the Fund for the Encouragement of Marketing Activities of the Ministry of Industry and Commerce (the "Marketing Fund"), awards participation grants for marketing expenses incurred overseas, including expenses for maintaining warehouses and branches, advertising, catalogs, exhibitions and surveys. In the years ended December 31, 1991, 1992, 1993, and 1995, the Company received grants from the Marketing Fund totaling approximately $0.4 million for the promotion of the Outboard Printer and the MegaLight, a discontinued printer. In 1997, the Company received $0.2 million for the promotion of the Company's exportation of its printers. In 1998, the Company received $0.11 million for the same purpose. The Company did not receive any grants in 1994 or in 1996. The Company is obligated to pay a royalty of 3% of the export added value to the Marketing Fund until 100% of the grants have been repaid. The value of the grants are linked to the U.S. dollar. As of December 31, 1998, the Company had made royalty payments in respect of such grants to the Marketing Fund totaling approximately $0.08 million.

Production and Sources of Supply

      The Company manufactures and assembles, through a subcontractor, the NUR Blueboard Printers, directly performing the installation of the Company's proprietary software into the NUR Blueboard Printers and full system integration and acceptance testing of the printers. The mechanical assembly of the NUR Blueboard Printers is carried out by an independent sub-contractor (the "NUR Blueboard Assembler") at a facility located near the Company's operations in Israel. The Company purchases most of the components comprising the NUR Blueboard Printers from third parties.

      The Company believes that it can expand production to meet anticipated increases in production, either through the NUR Blueboard Assembler, by utilizing additional sub-contractors, or by directly undertaking assembly of the NUR Blueboard Printers. The Company installs its computer software and performs full system integration and acceptance testing of the NUR Blueboard Printers at the NUR Blueboard Assembler's facility. Product quality control tests and inspections are performed at various steps throughout the manufacturing process, and each product is subjected to a final test prior to delivery.

      The Company obtains the ink-jet heads and the ink used in the NUR Blueboard Printers from Imaje, the sole manufacturer and supplier of these components. The Company has an exclusive distribution agreement for the ink with Imaje dated June 26, 1995. The term of the agreement is currently on a year to year basis and is renewed automatically on June 26 of each year, unless terminated by either the Company or Imaje by three month advance written notice. Pursuant to the agreement, Imaje has agreed to deposit the formula for the ink with a public notary for the term of the agreement and a period of one year thereafter. The Company has the right to obtain the formula for the ink from Imaje, if during the term of the agreement, Imaje ceases to operate as a going concern; ceases to manufacture the ink or to sell the ink to the Company; or subject to certain conditions, fails to deliver the ink within three months of a confirmed delivery date. In the case of any such event, if Imaje does not deliver the formula to the Company within three months following the Company's written request to obtain the formula, the public notary shall release the formula to the Company. The Company believes that it will be able to obtain and/or manufacture adequate supplies of the ink in the foreseeable future.

      The Company also employs other unaffiliated subcontractors to manufacture other components for its printers. The Company's subcontractors have, in the past, been late in delivering components. The Company has, however, been able to obtain adequate supplies of the components and raw materials necessary to produce its printers and has not had any serious problems with its subcontractors. As the Company's business grows, its will need to purchase greater quantities of components on a timely basis; any delay in supply could ultimately hurt its sales.

      The Company is currently establishing a facility for the manufacture and assembly of the NUR Fresco printer from parts supplied by local and international suppliers. Most of the components are available from several sources, however, the D-O-D ink-jet print heads are currently purchased from Modular Ink Technology ("MIT"), a Swedish company. The Company has contracted with MIT to ensure the supply of print heads, however, uninterrupted supply cannot be guaranteed.

Service and Support

      The Company's warranty to its direct customers and the Company's distributors in most cases covers defects in the Company's Printers for a period of six months after installation. In most cases the Company has a parallel warranty from its suppliers and the NUR Blueboard Assembler with respect to most of the components covered by the Company's warranty. The Company is also committed to maintaining sufficient spare parts and materials necessary for the operation of the Company's Printers for a period of five years after the manufacturing date of the last NUR Blueboard Printer. Local service and support is provided through all of the Company's subsidiaries.

Research and Development

      In September 1998, the Company purchased certain piezo D-O-D technology from Meital. The Company purchased Meital's technology for an aggregate amount of approximately $3 million, of which payment of $0.85 million is conditional upon the success of the technology, and $0.9 million will be paid in future installments. The Meital acquisition resulted in the recognition by the Company of a one-time charge involving a write-off assigned to research and development of $1.95 million ($1.6 million the third quarter of 1998 and $0.35 million in the first and second quarters of 1998). As part of the purchase price, the Company has future royalty obligations to Meital, during the next three years, which will not exceed $1.3 million. If the Company does not meet its obligation to pay minimum royalty payments or an amount equal thereto, the seller of the technology will have the option to buy the technology back for approximately the royalties paid by the Company to date.

      The Company's research and development efforts, currently engaging approximately 30 employees, are focused on the development of new products and technologies, as well as enhancing the quality and performance relative to price of its existing products, reducing manufacturing costs and upgrading and expanding its product line through the development of additional features and improved functionality in response to market demand.

      There are two research and development facilities, the main facility at the Company's headquarters in Israel and another smaller facility in Belgium.

      Total research and development expenses, before royalty bearing grants, were approximately $1.53 million, and $1.73 million in the years ended December 31, 1996, and 1997, respectively, and $5.03 million in the year ended December 31, 1998, of which $1.95 million is related to the acquisition of technology resulting in a one-time write-off assigned to research and development. Research and development expenditures are comprised principally of salaries for employees, the hiring of sub-contractors, capital investment in infrastructure for software and electronic designs, and prototype material costs. Initially, the Company relied on outside research and development.

The Company began its own research and development operations in early 1994. NUR Europe received a grant from local authorities in Belgium for reimbursement of up to 70% of its total research and development investment, which it carries out in Belgium, up to approximately $1 million. If no revenues are derived from the technologies and NUR Europe develops no products as a result thereof, then no repayment of the grant is required. Should revenues be recognized from the research and development efforts, a progressive 5-year repayment program would be implemented. NUR Media Solutions has established a research and development center in Belgium dedicated to the research and development of print substrates and inks for use with the Company's Printers.

      In the past, the Company has received grants from the Government of Israel, through the Office of the Chief Scientist (the "OCS"), for the development of its systems and products, including the Outboard printer. The Company received approximately, $0.37 million, $0.04 million and $0.82 million in research and development grants from the OCS in the years ended December 31, 1996, 1997 and 1998, respectively. The OCS awards grants of up to 50% (and in certain circumstances up to 66%) of a project's approved expenditures in return for royalties. Under the terms of the Company's funding from the OCS, royalties are payable generally at a rate of 2% to 3% on sales of products developed from the funded project and ending when 100% to 150% of the dollar value of the grant is repaid. No payments of such grant were made to OCS in the years ended December 31, 1996 and 1997. As of December 31, 1998, the Company had a contingent liability to pay OCS $1.1 million in future royalty payments. The terms of these grants prohibit the manufacture of products developed with government grants to be performed outside of Israel or the transfer out of Israel of the technology developed pursuant to these grants without the prior consent of the OCS. These restrictions do not bar exports from Israel of products developed with such technologies. In addition, the know-how from the research and development that is used to produce the product may not be transferred to third parties or out of Israel without the approval of the OCS.

Competition

      The principal competitive factors affecting the Company's sales of its products are their performance relative to price, productivity and throughput, product features and technology, quality, reliability, cost of operation and consumables, the quality and costs of training, support and service as well as the flexibility of adapting to customers' applications of the products. Other competitive factors include the ability to provide access to product financing, the Company's reputation and customer confidence in the Company to continually develop new products and product accessories that will help them maintain and grow their business.

      The Company's main competitors in the SWF arena are Vutek, Signtech and Matan Digital Systems (owned by Scitex Corporation). All three companies have introduced products that directly compete with the NUR Blueboard Printers. In the WF arena, the competitors are Idanit Technologies, Ltd. ("Idanit") (also owned by Scitex), 3M Image Graphics, Vutek and Raster Graphics Inc. These companies have introduced products that compete with the NUR Fresco printer. The printing industry is large, and many of the Company's competitors possess greater management, financial, technical, manufacturing, marketing, sales, distribution, and other resources than those of the Company. As a result, there can be no assurance that competitors will not develop and market products utilizing new technology that are competitive in price and performance with the Company's Printers, and there can be no assurance that the Company can compete effectively with such products.

Trade Secrets, Patents and Proprietary Rights

      The Company currently relies on a combination of trade secrets, licenses, and patents, together with non-disclosure and confidentiality agreements, to establish and protect its proprietary rights in its products. No assurance can be given that the Company's existing patents or any future patents by the Company will not be challenged, invalidated, or circumvented, or that the Company's competitors will not independently develop or patent technologies that are substantially equivalent or superior to the Company's technology. See "Item 3: Legal Proceedings." There can be no assurance that further patent protection will be obtained in Israel, the United States, or elsewhere, for existing or new products or applications, or that such further protection, if obtained, will be effective. In some countries, meaningful patent protection is not available. The Company is not aware of any claims that its products infringe upon the proprietary rights of third parties. However, there can be no assurance that third parties will not assert infringement claims against the Company in the future, and the cost of responding to such assertions, regardless of their validity, could be significant. In addition, such claims may be found to be valid and could result in awards against the Company, which could have a material effect on the Company's business. As a result, the cost to the Company of protecting its patent rights could be substantial. The Company believes that its success is less dependent upon the legal protection afforded by patent and other proprietary rights than on the knowledge, ability, experience, and technological expertise of its employees and its key suppliers. It is the Company's policy to have employees sign confidentiality agreements, to have selected parties, including key suppliers, sub-contractors, and distributors, sign non-competition agreements, and to have third parties sign non-disclosure agreements. Although the Company takes precautionary measures to maintain its trade secrets, no assurance can be given that others will not acquire equivalent trade secrets or otherwise gain access to or disclose the Company's proprietary technology, or that the Company can meaningfully protect its rights to such proprietary technology not subject to patent protection.

Employees and Labor Relations

      As of March 31, 1999, the Company employed approximately 120 persons worldwide, about 25% of which in research and development. About 65 of these employees are located at the Company's headquarters in Israel and the remainder are located at the Company's subsidiaries. All of the Company's employees who have access to confidential information are required to sign a non-disclosure agreement covering all Company confidential information that they might possess or to which they might have access.

      The Company believes its labor relations are satisfactory and has never experienced a strike or work stoppage. The Company believes its future success will depend, in part, on its ability to continue to attract, retain, motivate, and develop highly qualified technical, marketing and sales, and management personnel.

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

Insurance

      The Company believes that the insurance coverage for its business is in accordance with industry standards and is adequate and appropriate in light of the Company's businesses and the risks to which they are subject.

Risk Factors

      Investing in our shares is very risky. You should be able to bear a complete loss of your investment. To understand the level of risk, you should carefully consider the following risk factors, as well as the other information found in this form.


We need additional           We  believe  that  our  revenues  from   operations
financing.                   together  with our  capital  resources  and  credit
                             facilities  will be  sufficient to fund our current
                             activities   at  their  present  rate  without  our
                             planned  expansion  through  July 2000.  If we want
      We need to raise more  to proceed with the planned expansion of our money to successfully  operations, we will require additional funds, to
      run our business.      be raised through public or private financing of
                             debt or equity, to ensure our ability to maintain our operations after December 1999. If we are unable to raise such funds, we will have to reduce or eliminate certain planned expenditures for research and development, production, or marketing of our products, any one of which could have a negative impact on our financial results. In this regard, how much money we will need depends on numerous factors, including the success of our marketing and customer service efforts, our research and development activities, and the demand for our products and services. We cannot guarantee that additional financing will be available or that, if available, it will be obtained on terms we find favorable. We currently have no commitments for additional financing.

We depend on a few key       We  are  highly  dependent  upon  the  sale  of our
products in a business       principal products,  the NUR Blueboard Printers and
subject to rapid             the  NUR   Fresco   printer.   Rapid   changes   in
technological change.        technology,   customer   preferences  and  evolving
                             industry standards increasingly characterize the
                             market for our printers. As a result of these
                             factors, our growth and future financial
                             performance will depend upon our ability to develop
                             and market new products and keep pace with the
                             latest technological advances in the industry. We
                             must also improve our existing products to
                             accommodate technological advances and customer
                             preferences. During 1997 and 1998, we
      Our success depends    invested approximately $1.72 million and $5.03
      on the research and    million, respectively, in research and development
      development of new     projects of which, in 1998, $1.95 million was
      products.              related to the acquisition of technology that
                             caused a one-time write-off assigned to research and development. Our business could seriously suffer if we fail to anticipate or respond adequately to changes in technology and customer preferences, or if our products are delayed in their development or introduction. Other events beyond our control could also hurt our business.
                             For example, one of our competitors could develop and market a printer that customers prefer over our printers. We cannot make assurances that we will successfully develop any new products. Finally, we cannot predict how the introduction of new products by our competitors will affect sales of our existing products.

      Our new product, the The NUR Fresco was introduced in February 1999 and NUR Fresco, is still is still in beta testing. Much of our success may
      in beta testing.       depend  upon our  ability to  complete  testing and
                             introduce the product to its intended market.

Over the next three years In September 1998 we acquired all rights to a we will make significant certain D-O-D inkjet technology suitable for large
royalty payments.            format  digital  printers.   Over  the  next  three
                             years we must pay royalty payments to the seller of up to $1.3 million. If we do not make certain minimum royalty payments, the seller of the technology will have the option to buy-back the technology. See "Item 9: Management's Discussion and Analysis of Financial Condition and Results of Operations--General--Certain Royalty Obligations."

Our success depends on our   We  currently  purchase all of the ink and ink-jets
suppliers and                used  in  our  NUR  Blueboard   Printers  from  one
subcontractors.              supplier,   Imaje,   a   French   manufacturer   of
                             ink-related products, and purchase all of our
                             ink-jet printheads used in the NUR Fresco from
                             another supplier. We have been able to obtain
                             adequate supplies of ink and ink-jets in the past,
                             although Imaje has occasionally delivered the
      Imaje is our only      supplies late. If these sole suppliers experience
      supplier of ink and    any problem that results in production delays, our
      ink-jets for the NUR   sales to new customers and existing customers that
      Blueboard Printers.    rely on our ink and/or ink-jet components to
                             operate their printers could be hurt. Because the success of our business depends on the sale of our printers, such a supply problem could have a severe effect on our financial results. Also, if Imaje reduces or changes the credit or payment terms it extends to us, our business could be hurt.

      We rely on a limited   We   employ  a  limited   number  of   unaffiliated
      number of              subcontractors  to  manufacture  components for our
      subcontractors.        printers.   We  currently  employ  one  independent
                             sub-contractor to assemble our NUR Blueboard printers. Our subcontractors have, in the past, been late in delivering components. We have, however, been able to obtain adequate supplies of the components and raw materials necessary to produce our printers and we have not had any serious problems with our subcontractors. Because we rely on subcontractors, we cannot be sure that we will be able to maintain an adequate supply of components. Moreover, we cannot be sure that any of the components we purchase will satisfy our quality standards and be delivered on time. Our business could suffer if we fail to maintain our relationships with our subcontractors or fail to develop alternative sources for our printer components. Also, as our business grows, we will need to purchase greater quantities of components on a timely basis, and any delay in supply could hurt our sales. We cannot guarantee that we will develop alternative sources of production for our products or that we would be able to replace the sub-contractor that assembles our NUR Blueboard printers, if required.

We recently replaced our     Scitex   Corporation  and  its  subsidiaries  were,
largest distributor with     through   1998,   the  most   significant   outside
our own distribution         distributors of our products,  concentrating in the
operation.                   Far East and the Middle  East.  In the fiscal years
                             ended December 31, 1997, and 1998, our sales to Scitex Corporation and its subsidiaries accounted for about 11.2% and 10.6% of our total sales, respectively. In the first four months of 1999, we replaced Scitex and its subsidiaries with our own distribution operations in Shanghai, China and Tel-Aviv, Israel. Our business could suffer as we make such transition due to increased costs and uncertainties associated with the development of such business. Our business could also suffer if our efforts prove unsuccessful.

Our business is extremely    The  printing   equipment   industry  is  extremely
competitive.                 competitive  and  many  of  our  competitors   have
                             greater    management,     financial,    technical,
                             manufacturing,  marketing, sales, distribution, and
                             other   resources   than  we  do.  Our  ability  to
                             compete  depends on factors both within and outside
                             of  our  control,  including  the  performance  and
      We have numerous       acceptance   of  our  current   printers   and  any
      competitors in the     products  we  develop  in the  future.  We  compete
      market for our         against  several   companies  that  market  digital
      printers.              printing  systems  based on  electrostatic,  D-O-D,
                             airbrush, and other technologies. We also face competition from existing conventional WF and SWF printing methods, including hand painting, screen printing, and offset printing. Our competitors could develop new products, with existing or new technology, that could be competitive in price and performance with our printers. We can offer no assurance that we can compete effectively with any such products.

      We also face           We also compete with  independent  manufacturers in
      competition in the     the market for  printer  supplies,  in  particular,
      market for printing    the inks we  supply.  In 1997 and  1998,  ink sales
      supplies.              accounted  for 21% and  23.6% of our  total  sales,
                             respectively. We cannot guarantee that we will be able to remain the exclusive or even principal ink manufacturer for our printers. We recently entered the substrate business, which is also highly competitive and characterized by a large number of suppliers worldwide. We are developing substrates through subcontractors that have a high added-value when used with our printers. We believe we are well positioned, both in our technical knowledge and in the minds of our customers, to succeed in selling high value-added substrates to our customers. We can not assure you that we will be able to compete effectively or achieve significant revenues in the substrate business.

We depend on our key         Our success  depends to a  significant  extent upon
employees.                   the  contributions  of key personnel and our senior
                             executives. Our business could seriously suffer if one or more of our key personnel or senior executives were to leave our company. In addition, we do not have, and do not contemplate getting,

                             "key-man" life insurance for any of our key employees. Our future success will also depend in part on our continuing ability to retain our key personnel and senior executives and to attract other highly qualified employees. We cannot assure our continued success in attracting or retaining highly qualified personnel.

We rely on trade secrets,    We  rely  on  a  combination   of  trade   secrets,
patents and proprietary      licenses,    patents,    and   non-disclosure   and
rights.                      confidentiality   agreements   to   establish   and
                             protect our proprietary rights in our products. We cannot guarantee that our existing patents or any future patents will not be challenged, invalidated, or circumvented, or that our competitors will not independently develop or patent technologies that are substantially equivalent or superior to our technology. We cannot be sure that we will receive further patent protection in Israel, the United
                             States, or elsewhere, for existing or new products or applications. Even if we do secure further patent protection, we cannot guarantee it will be effective. In some countries, meaningful patent protection is not available. We are not aware of any infringement claims against us involving our proprietary rights. Third parties may assert infringement claims against us in the future, and the cost of responding to such assertions, regardless of their validity, could be significant.
                             In addition, such claims could be found to be valid and result in large judgments against us. Even if such claims are not valid, the cost could be substantial to protect our patent rights. See "Item
                             3: Legal Proceedings."

      It is difficult to     We believe that our success is less  dependent upon
      protect our            the legal  protection  afforded by patent and other
      proprietary rights.    proprietary rights than on the knowledge,  ability,
                             experience, and technological expertise of our employees and our key suppliers. Our policy is to have employees sign confidentiality agreements, to have selected parties, including key suppliers, sub-contractors, and distributors, sign non-competition agreements, and to have third parties that we deal with sign non-disclosure agreements. Although we take precautionary measures to protect our trade secrets, we cannot guarantee that others will not acquire equivalent trade secrets or steal our exclusive technology.
                             Moreover, we may not be able to meaningfully protect our rights that are not protected by patents.

We rely on international     Our printers and supplies are sold worldwide,  with
sales.                       revenues  generated  in various  currencies.  There
                             are a number of risks inherent in international business activities, including unexpected changes in regulatory requirements, political instability, tariffs and other trade barriers, as well as the burdens of complying with different foreign laws.
                             To date, fortunately, these risks have not materially affected our business or financial situation. We cannot predict, however, when exchange or price controls or other restrictions on the conversion of foreign currencies could impact our business.

      Currency fluctuations Because we have revenues and expenses in various are a risk we face on currencies, including the U.S. dollar, the NIS,
      a daily basis.         and  certain  European  currencies,  our  financial
                             results are subject to the effects of fluctuations of foreign currency exchange rates. In the future, currency fluctuations could hurt our profitability.
                             We do not hedge against fluctuations in currency exchange rates, but we may do so in the future.

Environmental concerns.      We mix the ink used in our NUR  Blueboard  Printers
                             with a methyl ethyl-ketone ("MEK") solvent. MEK is a hazardous substance and is subject to various government regulations relating to its transfer, handling, packaging, use, and disposal.
                             We store the ink at warehouses in Europe, the United States and Israel, and a shipping company ships it at our direction. We face potential responsibility for problems that may arise when we ship the ink to customers. We believe that we are in material compliance with all applicable environmental laws and regulations. If we fail to comply with these laws or an accident involving our ink waste or MEK occurs then our business and financial results could be adversely affected.

We rely on government        We have been favorably affected by certain Israeli
grants, tax benefits,        and Belgian Government programs and tax
other funding from and       legislation principally related to research and
third parties.               development and sales and marketing grants and
                             capital investment incentives. The Company's operations could be adversely affected if these programs or tax benefits are reduced or eliminated and not replaced with equivalent programs or benefits, or if the Company's ability to participate in these programs were significantly reduced. There can be no assurance that such programs and tax legislation will continue in the future or that the available benefits will not be reduced or that the Company will continue to meet the conditions to benefit from such programs and legislation.

      We receive tax         Pursuant  to the Law of  Encouragement  of  Capital
      benefits from the      Investments,  the  Israeli  government  has granted
      Israeli government.    "Approved  Enterprise"  status  to  some  of  our
                             production facilities. Consequently, these facilities are eligible for certain tax benefits for the first several years in which they generate taxable income. If we fail to obtain additional grants, or if our tax benefits are significantly reduced, our financial condition could suffer.

      We must comply with    To receive grants and tax benefits, we must comply
      conditions to receive  with a number of conditions. If we fail to comply
      grants and tax         with these conditions, the grants and tax benefits
      benefits.              that we receive could be partially or fully
                             canceled and we would be forced to refund the amount of the canceled benefits received, adjusted for inflation and interest. We believe that we have operated and will continue to operate in compliance with the required conditions, although we cannot be sure. We further believe that the likelihood is remote that we will be required to refund grants or tax benefits that we receive from the OCS, the Marketing Fund, and under our "Approved Enterprise" status.

We have experienced          In    the    past    we    experienced    financial
financial difficulties in    difficulties.  As of  December  31,  1996,  we have
the past.                    written off $3.8 million due to  outstanding  debts
                             owed to us by Moshe Nur, our previous Chairman of the Board and former major shareholder, and companies controlled by Mr. Nur. These companies are now in various insolvency proceedings. The written off debts resulted, in part, from ineffective controls, which failed to prevent unauthorized transactions and the misappropriation of funds. These difficulties resulted in losses of $10.1 million in the year ended December 31, 1996, and reduced our shareholders' equity to approximately $1.8 million at such date. In April
                             1997, Moshe Nur transferred control of the Company and subsequently resigned from the Board of Directors. We have reached a settlement agreement resolving all outstanding material claims related to the insolvency proceedings of Moshe Nur and his companies. Despite this settlement, in the future we may be exposed to claims arising from Moshe
                             Nur's actions. Liabilities arising from any such claims and the cost to defend our company may be substantial.

We have recently changed     In April 1997, when Moshe Nur  transferred  control
our leadership and have      of NUR Macroprinters  Ltd., we replaced most of the
limited management           members  of our  Board of  Directors.  We also made
resources to manage future   several   management   changes  at  such  time  and
growth.                      recently changed our Chief Financial  Officer.  Our
                             recent growth has placed, and will continue to place, a significant strain on our management team, facilities, and other resources. In order to support our growth, our new leadership adopted financial controls and reporting systems and expanded our management, facilities, financial, and other resources. To avoid any negative effects on our business, we must successfully implement financial controls, expand our manufacturing, sales, marketing, and service organizations, and update our accounting, operational, and management information systems. Failure to do so effectively could have a material adverse effect on our business and financial results.

Our operating results tend   Our  revenues may vary  significantly  from quarter
to fluctuate.                to  quarter as a result of,  among  other  factors,
                             the timing of new product announcements and releases by our competitors and us. We do not typically have a material backlog of orders at the beginning of each quarter. We generally ship and record a significant portion of our revenues for orders placed within the same quarter, primarily in the last month of the quarter. We may not learn of shortfalls in sales until late in, or shortly after the end of, such fiscal period. As a result, our quarterly earnings may be subject to significant variations.

      We have an uneven      We have an uneven  history  of  financial  results.
      history of financial   We  incurred  an  operating  loss of  approximately
      results.               $0.32  million  in 1991 and $0.22  million in 1992.
                             In 1993 we made an operating profit for the first time, earning approximately $0.04 million, which increased to approximately $0.92 million in 1994, and to $1.49 million in 1995. In 1996 we incurred an operating loss of $9.2 million. In 1997 we achieved an operating income of $0.91 million and 1998 had operating income of $2.38 million. We cannot assure profitability in the future.

Important facilities and     Our most  important  facilities  and operations and
operations are located in    many of our  subcontractors are located entirely in
Israel.                      the  State  of  Israel.   Political   and  military
                             conditions in Israel directly affect operations.
                             Since Israel was established in 1948, a state of hostility has existed, varying in degree and intensity, between Israel and certain Arab countries. Although Israel has entered into agreements with some of these countries, the Palestine

                             Liberation Organization and the Palestinian
                             Authority, and the feuding parties have signed various declarations in hopes of resolving some of the hostilities, we cannot predict the future of the volatile Middle East and of Israel in particular. To date, Israel has not entered into a peace treaty with Lebanon or Syria, with whom Israel shares its northern borders, or with certain other Arab countries with whom a state of hostility exists. Any major hostilities involving Israel, the Palestinian Authority, or Arab countries in the Middle East could have a serious negative impact on our business operations.

      Some of our officers Furthermore, all nonexempt male adult citizens of and employees are on Israel, including some of our officers and military reserve. employees, are obligated to perform military reserve duty and are subject to being called for active duty under emergency circumstances. While we have operated effectively under these conditions in the past, we cannot predict the full impact of such conditions on us in the future, particularly if emergency circumstances occur.

We are sensitive to          Inflation  in  Israel  and  devaluation  of the NIS
economic conditions in       have an impact on our financial  results.  Although
Israel.                      Israel  has  substantially  reduced  the  rates  of
                             inflation and devaluation in recent years, they are still relatively high and we could experience losses due to inflation or devaluation. If inflation rates in Israel increase again and hurt
                             Israel's economy as a whole, our operations and financial condition could be negatively impacted.

      We do not know the     Israeli law limits  foreign  currency  transactions
      impact of recent       and  transactions  between  Israeli and non-Israeli
      policy changes on      residents.  The  Controller of Foreign  Exchange at
      foreign currency       the  Bank  of   Israel,   through   "general"   and
      transactions.          "special"  permits,  may  regulate  or waive  these
                             limitations. Until recently, transactions in foreign currency were strictly regulated. In May
                             1998, the Bank of Israel liberalized its foreign currency regulations by issuing a new "general permit" pursuant to which foreign currency transactions are generally permitted, although certain restrictions still apply. Restricted transactions include foreign currency transactions by institutional investors, including futures contracts by foreign residents for periods of more than one month, and investments outside of Israel by pension funds and insurers. Under the new general permit, all foreign currency transactions must be reported to the Bank of Israel. We cannot currently assess what impact, if any, this liberalization will have on us. We also cannot predict its impact on the value of the NIS compared to the dollar and the corresponding effect on our financial statements.

Service of process and       We are  organized  under the laws of Israel and our
enforcement of judgments.    headquarters   are  in   Israel.   Certain  of  our
                             officers and directors reside outside of the United
                             States. Therefore, you may not be able to enforce any judgment obtained in the U.S. against us or any of such persons. You may not be able to enforce civil actions under U.S. securities laws if you file a lawsuit in Israel. However, we have been advised by our Israeli counsel that subject to certain limitations, Israeli courts may enforce a final judgment of a U.S. court for liquidated amounts in civil matters after a hearing in Israel.
                             If a foreign judgment is enforced by an Israeli court, it will be payable in Israeli currency.

We are preparing for the     Many  computer  systems and software  products will
Year 2000.                   not function  properly  commencing in the year 2000
                             due to a once-common programming standard that represents years using only the last two-digits.
                             This is known as the Year 2000 problem. We are in the process of upgrading our computers to avoid any material complications due to the Year 2000 problem. As part of this program, we will identify those systems and applications that require modification, redevelopment or replacement. We expect to be Year 2000 compliant by July 1999 with respect to our internal systems and our products. Providing upgrades and changes to our older products could cost up to $15,000 in the aggregate. If we do not attain compliance for our products in time to avoid complications, we have a contingency plan in place that we believe will protect our customers. We do not believe that the failure of our vendors or other third-party providers' systems to be Year 2000 compliant will have a materially negative impact on our business.
                             See "Item 9: Management's Discussion and Analysis of Financial Condition and Results of Operation-Year 2000."

Forward-looking              In this report we make  forward-looking  statements
statements.                  that involve  risks and  uncertainties.  Our actual
                             results could differ considerably due to a variety of factors, including competitive developments, the risk factors listed above, and the risk factors listed from time to time in the reports we file with the U.S. Securities and Exchange Commission.


ITEM 2:     DESCRIPTION OF PROPERTY

Israel

      The Company's main facilities in Moshav Magshimim, Israel, consist of approximately 13,000 square feet, which the Company uses as its headquarters and as a research and development facility. The buildings are situated on a plot of land leased to Moshe Nur and his wife. Mr. Nur served until April 1997 as the Company's Chairman and was its major shareholder. See "Item 3: Legal Proceedings" and "Item 13: Interest of Management in Certain Transactions."

      The Company also subleases approximately 1,780 square feet at the NUR Blueboard Assembler's facilities in Rosh Ha'ain, Israel, to conduct software installation and system integration operations for the NUR Blueboard Printers.

United States

      NUR America leases office space in Newton Centre, Massachusetts, consisting of two office suites for use as the subsidiary's headquarters, sales office and demonstration and service center. Unless terminated by written notice, the lease is automatically extended in one-year increments.

Belgium

      NUR Europe leases approximately 6,000 square feet of office space in Brussels, Belgium, for use as the subsidiary's headquarters, sales office and demonstration and service center.

Germany

      NUR Germany occupies facilities in Kassel, Germany, consisting of one building of approximately 3,500 square feet for use as the subsidiary's headquarters, sales office and printing center. NUR Germany does not currently have a formal lease agreement for the facilities.

China

      NUR Asia Pacific leases a warehouse to use as such and as a demonstration center in a free trade zone in Shanghai, China, and occupies office space in a separate location in Shanghai.

ITEM 3:     LEGAL PROCEEDINGS

      In September 1998, the district court of Tel Aviv approved a settlement agreement among the Company and several other parties that, together with other settlement agreements, resolved all material claims, including those involving the Company, relating to Mr. Moshe Nur and his affiliated companies. Mr. Nur served until April 1997 as the Company's Chairman and was its major shareholder.

      The parties to the court approved settlement agreement were the Company, the special manager for Moshe Nur's assets in his bankruptcy proceedings, Moshe Nur, and other of his family members. The parties to the other settlement agreements included two Israeli banks, and the temporary receiver of Nur Outdoor Advertising Ltd. (a company formerly affiliated with Mr. Nur).

      According to the agreements, all material claims against the Company relating to the lease of its facilities in Moshav Magshimim (including confirmation of the Company's pre-payment of lease until July 2000), alleged breach of contracts and alleged debts owed to any of the above mentioned parties were dismissed. Separately, claims related to the ownership of the Company's shares have been resolved and the temporary injunction on the issuance of securities by the Company was lifted.

      As part of the various settlement agreements, the Company paid an aggregate of $100,000 and will withdraw its lawsuit against the First International Bank.

      Separately, in December 1998, the Company and certain parties achieved a settlement agreement that, among other things, resolved several outstanding legal disputes between the Company and the Matan Parties (defined below) (the "Matan Settlement Agreement"). The Matan Settlement Agreement resolves several lawsuits and proceedings pending in courts of Israel and the Israeli Patent Office. The parties to the Matan Settlement Agreement include Matan Digital Printing Ltd., Matan Y. Systems Ltd., Sprintek Ltd., Mr. Rami Dochovna (such four parties, "Matan Parties"), the Company, Meital, Scitex, Idanit and others.

      The Matan Settlement Agreement resolved all disputes between the Company and the Matan Parties, including disputes on patent ownership, alleged royalty payments due to certain members of the Matan Parties, alleged debts of the Company to certain members of the Matan Parties and different rights relating to the technologies of such parties. Under the terms of the Matan Settlement Agreement, the patents in dispute are the property of the Company; the Company granted the Matan Parities, Idanit, Scitex and affiliates of Scitex a non-exclusive perpetual license for use of such patents; the Company is no longer obligated to pay royalty payments to the Matan Parties in connection with the sale of the Company's printers; all past debts of the Company to the Matan Parties are deemed paid in full; and the mutual lawsuits filed in the Tel Aviv District Court and the Israeli Patent Office were withdrawn.

      The Matan Settlement Agreement also resolved all existing disputes and legal proceedings between the Company, Idanit, Scitex and Meital, a company that recently sold technology to the Company.

      As part of the Matan Settlement Agreement, the Company is required to pay a total of $880,000, plus interest and VAT, assuming timely payments, to the Matan Parties, which amount has been fully reserved and is payable by the Company in equal quarterly installments over a three year period which commenced in December 1998.

      In March 1999, the district court of Tel-Aviv approved a settlement between the Company and Quantum Securities Ltd. whereby the Company paid Quantum $6,000 settling all disputes with Quantum.

      In February 1999, Idanit, a competitor of the Company in the large format digital printer market, and Idanit USA, Inc., a wholly owned subsidiary of Idanit (collectively, the "Idanit Parties"), filed suit in the District Labour Court, Tel Aviv, Israel, against the Company, NUR America, and a former sales professional of Idanit currently employed with NUR America. At approximately the same time, Idanit also filed suit in Superior Court, Commonwealth of Massachusetts, against Nur America. The Idanit Parties claim that NUR America, in hiring the sales professional, interfered with non-competition and confidentiality agreements between Idanit and the sales professional. On March 12, 1999 the Idanit Parties filed an amended complaint in the Massachusetts action alleging that NUR America misappropriated Idanit USA's confidential and propriety information in connection with its hiring of the sales professional. Idanit seeks injunctive relief to prevent the sales professional from working with the Company and unspecified consequential and punitive monetary damages. In March 1999, the Israeli Court declined to exercise jurisdiction over the parties and deferred the matter to the United States Courts. The Company and NUR America plan to defend themselves vigorously in the Massachusetts action.

ITEM 4:    CONTROL OF REGISTRANT

      The following table sets forth certain information regarding the beneficial ownership of the Company's Ordinary Shares as of April 16, 1999, by
(i) each person known by the Company to be the beneficial owner of more than 10% of the outstanding Ordinary Shares and (ii) all of the Company's executive officers and directors as a group (8 persons). All of the information with respect to beneficial ownership by the Company's directors, executive officers and beneficial owners has been furnished by the respective director, executive officer, or beneficial owner, as the case may be. The Company believes that the persons named in this table have sole voting and investment power with respect to the Ordinary Shares indicated.

                                                          Percentage of
                                   Ordinary Shares        Ordinary Shares
                                   Beneficially Owned     Beneficially Owned
                                   ------------------     ------------------
Dan Purjes*                            4,285,151              37.26%

WBM I, LLC**                           2,918,720              26.83%

All current executive officers
and directors as a group (8
persons)                               5,190,927              45.56%

---------------------

* Dan Purjes is Chairman of the Company and Chairman of Josephthal. See "Item 13: Interest of Management in Certain Transactions."
** Dan Purjes may be deemed to be the beneficial owner of shares held by WBM
   I, LLC. See "Item 13: Interest of  Management in Certain Transactions."

ITEM 5:     NATURE OF THE TRADING MARKET

      The Company's Ordinary Shares are quoted on the NASDAQ National Market under the symbol NURM. There is no non-United States trading market for the shares.

      As of April 16, 1999, there were 116 record holders of Ordinary Shares, of which 98 represented United States record holders holding approximately 81.75% the outstanding Ordinary Shares of the Company.

      The prices set forth below are high and low closing bid prices for the Ordinary Shares of the Company as reported by NASDAQ National Market. Such quotations reflect inter-dealer prices, without retail markup, markdown, or commission and may not necessarily represent actual transactions.

          Quarter                          High        Low
          -------                          ----        ---
          1st Quarter 1997                 2-1/4       1-1/4
          2nd Quarter 1997                 1-3/4       1
          3rd Quarter 1997                 2-1/8       1-1/16
          4th Quarter 1997                 2-1/8       1-1/4
          1st Quarter 1998                 3-1/8       1-11/16
          2nd Quarter 1998                 4-1/2       2-1/4
          3rd Quarter 1998                 3-1/8       1-15/16
          4th Quarter 1998                 3-3/8       1-3/4
          1st Quarter 1999                 3-5/16      2-1/2
          2nd Quarter 1999*                3-23/32     2-7/8

----------
      * Represents the period from April 1, 1999 through April 30, 1999.

      The Company does not anticipate that it will pay any cash dividend on its Ordinary Shares in the foreseeable future. Dividends, if any, will be paid in NIS. Dividends paid to shareholders outside Israel will be converted to U.S. dollars, on the basis of the exchange rate prevailing at the date of payment. The Company has determined that it will not distribute dividends out of tax-exempt profits.

ITEM 6:     EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY
            HOLDERS

      Non-residents of Israel will be able to receive dividends, if declared, and any amounts payable upon the dissolution, liquidation or winding-up of the affairs of the Company. Any such payments will be paid in freely repatriable non-Israeli currencies (including U.S. dollars). Such payments, if made, shall be made pursuant to a general permit issued by the Controller under the Currency Control Law, 1978 (the "Currency Control Law").

      In May 1998, a new "general permit" was issued, which removed most of the restrictions prohibited under the law, and thus enabled Israeli citizens to freely invest outside of Israel and freely convert Israeli currency into non-Israeli currencies.

ITEM 7:     TAXATION

Capital Gains and Income Taxes Applicable to Non-Israeli Shareholders

      The following is a summary of the current tax laws of the State of Israel as they relate to the Company and its shareholders. This summary does not discuss all aspects of Israeli tax law that may be relevant to a particular investor in light of his personal investment circumstances or to certain types of investors subject to special treatment under Israeli law (for example, traders in securities or persons that own, directly or indirectly, 10% or more of the Company's outstanding voting stock). The following also includes a discussion of certain Israeli government programs benefiting various Israeli businesses such as the Company. To the extent that the discussion is based on new legislation yet to be subject to judicial or administrative interpretation, there can be no assurance that the views expressed herein will accord with any such interpretation in the future. This discussion is not intended and should not be construed as legal or professional tax advice, and does not cover all possible tax considerations.

General Corporate Tax Structure

      The Company is subject to corporate tax in Israel. Commencing in the tax year 1993 through and including 1996, the regular rate of corporate tax to which Israeli companies are subject decreased by 1% each year, i.e., from 39% in 1993 down to 36% in 1996 and thereafter. However, the effective rate payable by a company which derives income from an "Approved Enterprise" (as further discussed below) may be considerably less. See "--Law for the Encouragement of Capital Investments, 1959."

Taxation Under Inflationary Conditions

      The Income Tax Law (Adjustment for Inflation), 1985 (the "Adjustment for Inflation Law") attempts to overcome some of the problems experienced in a traditional tax system by an economy experiencing rapid inflation, which was the case in Israel at the time the Adjustment for Inflation Law was enacted. Generally, the Adjustment for Inflation Law was designed to neutralize for Israeli tax purposes the erosion of capital investments in businesses and to prevent unintended tax benefits resulting from the deduction of inflationary financing expenses. The Adjustment for Inflation Law applies a supplementary set of inflationary adjustments to a normal taxable profit computed according to regular historical cost principles.

      The Adjustment for Inflation Law introduced a special adjustment for the preservation of equity for Israeli tax purposes based on changes in the Israeli CPI whereby certain corporate assets are classified broadly into fixed (inflation resistant) assets and non-fixed assets. Where shareholders' equity, as defined in the Adjustment for Inflation Law, exceeds the depreciated cost of fixed assets, a corporate tax deduction which takes into account the effect of inflationary change on such excess in allowed (up to a ceiling of 70% of taxable income for companies in any single tax year, with the unused portion permitted to be carried forward on a linked basis with no ceiling). If the depreciated cost of fixed assets exceeds shareholders' equity, then such excess multiplied by the annual rate of inflation is added to taxable income.

      In addition, subject to certain limitations, depreciation on fixed assets and losses carried forward are adjusted for inflation based on changes in the Israeli CPI. The net effect of the Adjustment for Inflation Law on the Company might be that the Company's taxable income, as determined for Israeli corporate tax purposes, will be different than the Company's U.S. dollar income, as reflected in its financial statements, due to the difference between the annual changes in the CPI and in the NIS exchange rate with respect to the U.S. Dollar, causing changes in the actual tax rate.

Law for the Encouragement of Industry (Taxes), 1969

      The Company currently qualifies as an "Industrial Company" within the definition of the Law for the Encouragement of Industry (Taxes), 1969 (the "Industry Encouragement Law"). According to the Industry Encouragement Law, an "Industrial Company" is a company resident in Israel, at least 90% of the income of which in any tax year (exclusive of income from defense loans, capital gains, interest and dividends), is derived from an "Industrial Enterprise" owned by it. An "Industrial Enterprise" is defined by that law as an enterprise whose major activity in a given tax year is industrial production activity.

      Included among the tax benefits for an Industrial Company are deductions of 12.5% per annum of the purchase price of a good-faith acquisition of a patent or of know-how, an election under certain conditions to file a consolidated return and accelerated depreciation rates on equipment and buildings.

      Eligibility for the benefits under the Industry Encouragement Law is not subject to receipt of prior approval from any governmental authority. No assurance can be given that the Company will continue to qualify as an "Industrial Company" or that the benefits described above will be available in the future.

Law for the Encouragement of Capital Investments, 1959

      The Law for the Encouragement of Capital Investments, 1959, as amended (the "Investment Law"), provides that a capital investment in production facilities (or other eligible facilities) may, upon application to the Israel Investment Center, be designated as an Approved Enterprise. Each certificate of approval for an Approved Enterprise relates to a specific program delineated both by its financial scope, including its capital sources, and its physical characteristics, i.e., the equipment to be purchased and utilized pursuant to the program. The tax benefits derived from any such certificate of approval relate only to taxable profits attributable to the specific Approved Enterprise.

      Taxable income of a company derived from an Approved Enterprise designated as such after October 30, 1978, is subject to corporate tax at the rate of 25% (rather than the current regular corporate tax rate of 36%) throughout the "Benefit Period"--a period of seven years commencing with the year in which the Approved Enterprise first generated taxable income (limited to the earlier of twelve years from the commencement of production or fourteen years from the date of approval) and, under certain circumstances, extending to a maximum of ten years therefrom. In the event a company operates under more than one approval or only part of its capital investments are approved (a "Mixed Enterprise"), its effective corporate tax rate is the result of a weighted combination of the various applicable rates.

      In addition, a company owning an Approved Enterprise approval after April 1, 1986 (or prior thereto, provided no government grants or loans had previously been granted in respect to such enterprise) may elect to forego certain government grants extended to its Approved Enterprise in exchange for an "alternative package" of tax benefits (the "Alternative Package"). Under the Alternative Package, a company's undistributed income derived from an Approved Enterprise will be exempt from corporate tax for a period of between two and ten years, depending on the geographic location of the Approved Enterprise within Israel, and such company will be eligible for the tax benefits under the Investment Law described above for the remainder of the Benefits Period.

      Part of the Company's production facilities have been granted the status of "Approved Enterprise" under the Investment Law, under two separate investment plans. The implementation of the investments under the first plan was finalized in 1993. The implementation of the second plan is expected to be finalized in 1999.

      According to the provisions of the Investment Law, the Company chose to enjoy "alternative benefits"--waiver of grants in return for tax exemption. Accordingly, the Company's income from the Approved Enterprise will be tax-exempt for a period of two and four years for the first and second plans, respectively, commencing with the year it first earns taxable income, and subject to corporate tax at the rate of 25%, for additional periods of five and three years, for the first and second plans, respectively.

      The period of tax benefits, detailed above, is subject to limits of 12 years from the commencement of production, or 14 years from receiving the approval, whichever is earlier. Given the above mentioned conditions, the period of benefits for the first plan commenced in the year 1994 and will terminate in the year 2000, and the period of benefits for the second plan has not yet commenced.

      If dividends are distributed out of such tax-exempt profits, the Company will be liable for corporate tax at the rate which would have been applied if it had not chosen the alternative tax benefits (currently 25% for an "Approved Enterprise"). Therefore, income derived from the Company's "Approved Enterprise" status is not available for distribution to shareholders as a dividend. See Note 20(a) to the Company's Financial Statements.

      The dividend recipient is taxed at the reduced rate applicable to dividends from Approved Enterprises (15%), if the dividend is distributed during the tax exemption period or within a specified period thereafter, or for an unlimited period in the case of a "Foreign Investors' Company" - a company over 25% foreign-owned with an approved enterprise. This tax must be withheld by the company at source, regardless of whether the dividend is converted into foreign currency. See "--Capital Gains and Income Taxes Applicable to Non-Israeli Shareholders."

      Subject to certain provisions concerning income subject to the Alternative Package, all dividends are considered to be attributable to the entire enterprise, and the effective tax rate is the result of a weighted combination of the various applicable tax rates.

      The Investment Law also provides that an Approved Enterprise is entitled to accelerated depreciation on its property and equipment that are included in an approved investment program.

      Grants and certain other incentives received by a company in accordance with the Investment Law remain subject to final ratification by the Israel Investment Center, such ratification being conditional upon fulfillment of all terms of the approved program. Failure to comply with all such terms may require the return of such grants and incentives (inclusive of interest as of the date of the grant).

      Receipt of grants and tax benefits from the OCS and the Marketing Fund and under the Company's existing "Approved Enterprise" status and any new programs, if and when approved, are or will be, as the case may be, subject to various conditions. The tax benefits derived from the Company's "Approved Enterprise" status are conditioned upon fulfillment of the conditions stipulated by the Investment Law, the regulations promulgated thereunder and the criteria set forth in the certificate of approval issued pursuant to the Investment Law. In the event of a failure by the Company to comply with these conditions and criteria, the grants and tax benefits could be canceled, in whole or in part, and the Company would be required to refund the amount of the canceled benefits, adjusted for inflation and interest. Management believes that the Company has operated and will continue to operate in compliance with all the "Approved Enterprise" conditions and criteria applicable to it from the OCS, the Marketing Fund and its "Approved Enterprise" status, although there can be no assurance of this, and that the likelihood is remote that it will be required to refund grants or tax benefits that it derives from the OCS, the Marketing Fund and under its "Approved Enterprise" status. There can be no assurance that the funding and tax benefits will continue. See "Item 1: Description of Business--Research and Development and --Risk Factors--We Rely Upon Government Grants, Tax Benefits, and Other Funding From Third Parties."

Capital Gains and Income Taxes Applicable to Non-Israeli Shareholders

      Under existing regulations, any capital gain realized by an individual shareholder with respect to the Ordinary Shares acquired on or after the registration of such shares will be exempt from Israeli Capital Gains Tax if the Ordinary Shares are listed on an approved foreign securities market (which term includes the Nasdaq in the United States) and provided that the Company continues to qualify as an Industrial Company under Israeli law, and provided the individual does not hold such shares for business purposes.

      Upon a distribution of dividends other than bonus shares (stock dividends), income tax is generally withheld at source at the rate of 25% (or the lower rate payable with respect to Approved Enterprises, see "--Law for the Encouragement of Capital Investments, 1959"), unless a double taxation treaty is in effect between Israel and the shareholder's country of residence that provides for a lower tax rate in Israel on dividends.

      A tax treaty between the United States and Israel (the "Treaty"), effective since January 1, 1995, provides for a maximum tax of 25% on dividends paid to a resident of the United States (as defined in the Treaty). Dividends distributed by an Israeli company and derived from the income of an approved enterprise are subject to a 15% dividend withholding tax in the preceding year and the current year to the date of payment. The Treaty further provides that a 12.5% Israeli dividend withholding tax would apply to dividends paid to a United States corporation owning 10% or more of an Israeli company's voting stock. The 12.5% rate applies only on dividends from a company that does not have an "Approved Enterprise" in the applicable period.

      A non-resident of Israel who has had dividend income derived or accrued in Israel from which tax was withheld at source is currently exempt from the duty to file an annual Israeli tax return with respect to such income, provided such income was not derived from a business carried on in Israel by such non-resident and that such non-resident does not derive other non-passive income from sources in Israel. Proposals are being formulated to expand the requirement to file annual Israeli tax returns.

Tax Benefits for Research and Development

      Israeli tax law allows under certain conditions a tax deduction in the year incurred for expenditures (including non-depreciable capital expenditures) in scientific research and development projects, if the expenditures are approved by the relevant Israeli Government Ministry (determined by the field of research) and the research and development is for the promotion of the enterprise and is carried out by or on behalf of the company seeking such deduction. Expenditures not so approved are deductible over a three-year period. However, according to recent Israeli Supreme Court decisions, expenditures made out of the proceeds of government grants are not deductible, i.e., the Company will be able to deduct the unfunded portion of the research and development expenditures and not the gross amount.


              U.S. TAX CONSIDERATIONS REGARDING ORDINARY SHARES

           The following summary describes certain of the principal United States federal income tax consequences relating to an investment in Ordinary Shares as of the date hereof. The summary is based on the Internal Revenue Code of 1986 (the "Code"), and existing final, temporary and proposed Treasury Regulations, Revenue Rulings and judicial decisions, all of which are subject to prospective and retroactive changes. The Company will not seek a ruling from the Internal Revenue Service (the "IRS") with regard to the United States federal income tax treatment relating to an investment in Ordinary Shares and, therefore, there can be no assurance that the IRS will agree with the conclusions set forth below. The summary does not purport to address all federal income tax consequences that may be relevant to particular investors. For example, the summary applies only to holders who hold Ordinary Shares as a capital asset within the meaning of Section 1221 of the Code, and does not address the tax consequences that may be relevant to investors in special tax situations (including, for example, insurance companies, tax-exempt organizations, dealers in securities or currency, banks or other financial institutions, investors that hold Ordinary Shares as part of a hedge, straddle or conversion transaction, or holders that own, directly or indirectly, five percent or more of the Company's outstanding Ordinary Shares). Further, it does not address the alternative minimum tax consequences of an investment in Ordinary Shares or the indirect consequences to Holders of equity interests in investors in Ordinary Shares. ACCORDINGLY, PERSONS CONSIDERING THE PURCHASE OF ORDINARY SHARES SHOULD CONSULT THEIR OWN TAX ADVISORS CONCERNING THE APPLICATION OF UNITED STATES FEDERAL INCOME TAX LAWS, AS WELL AS THE LAWS OF ANY STATE, LOCAL OR FOREIGN TAXING JURISDICTION, TO THEIR PARTICULAR SITUATIONS.

           For purposes of this discussion, "Company" refers to NUR Macroprinters Ltd., and "U.S. Holder" means a holder of Ordinary Shares that is a citizen or resident of the United States, a partnership or corporation created or organized in the United States or any State thereof (including the District of Columbia), or an estate or trust the income of which is subject to United States federal income tax on a net income basis with respect to Ordinary Shares. The term "non-U.S. Holder" refers to any holder of Ordinary Shares other than a U.S. Holder.

Taxation of U.S. Holders

           Distributions on Ordinary Shares. Distributions made by the Company with respect to Ordinary Shares generally will constitute dividends for federal income tax purposes and will be taxable to a U.S. Holder as ordinary income to the extent of the Company's undistributed current or accumulated earnings and profits (as determined for United States federal income tax purposes). Distributions in excess of the Company's current or accumulated earnings and profits will be treated first as a nontaxable return of capital reducing the U.S. Holder's tax basis in the Ordinary Shares, thus increasing the amount of any gain (or reducing the amount of any loss) which might be realized by such Holder upon the sale or exchange of such Ordinary Shares. Any such distributions in excess of the U.S. Holder's tax basis in the Ordinary Shares will be treated as capital gain to the U.S. Holder and will be either long term or short term capital gain depending upon the U.S. Holder's federal income tax holding period for the Ordinary Shares. Dividends paid by the Company generally will not be eligible for the dividends received deduction available to certain United States corporate shareholders under Code Sections 243 and 245. The amount of any cash distribution paid in a foreign currency will equal the U.S. dollar value of the distribution, calculated by reference to the exchange rate in effect at the time the dividends are received. A U.S. Holder should not recognize any foreign currency gain or loss if such foreign currency is converted into U.S. dollars on the day received. If a U.S. Holder does not convert the foreign currency into U.S. dollars on the date of receipt, however, such Holder may recognize gain or loss upon a subsequent sale or other disposition of the foreign currency (including an exchange of the foreign currency for U.S. dollars). Such gain or loss, if any, will be ordinary income or loss for United States federal income tax purposes.

           Subject to certain conditions and limitations, any Israeli withholding tax imposed upon distributions which constitute dividends under United States income tax law will be eligible for credit against a U.S. Holder's federal income tax liability. Alternatively, a U.S. Holder may claim a deduction for such amount, but only for a year in which a U.S. Holder elects to do so with respect to all foreign income taxes. The overall limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by the Company with respect to Ordinary Shares will generally constitute "passive income."

           Sale or Exchange of Ordinary Shares. A. U.S. Holder of Ordinary Shares generally will recognize capital gain or loss upon the sale or exchange of the Ordinary Shares measured by the difference between the amount realized and the U.S. Holder's tax basis in the Ordinary Shares. Gain or loss will be computed separately for each block of shares sold (shares acquired separately at different times and prices). The gain or loss on such disposition will be long term capital gain or loss if the Ordinary Shares had been held for more than one year. The deductibility of capital losses is restricted and generally may only be used to reduce capital gains to the extent thereof. However, individual taxpayers generally may deduct annually $3,000 of capital losses in excess of their capital gains.

           Passive Foreign Investment Company. A foreign corporation generally will be treated as a "passive foreign investment company" ("PFIC") if, after applying certain "look-through" rules, either (i) 75% or more of its gross income is passive income or (ii) 50% or more of the average value of its assets is attributable to assets that produce or are held to produce passive income. Passive income for this purpose generally includes dividends, interest, rents, royalties and gains from securities and commodities transactions. The look-through rules require a foreign corporation that owns at least 25%, by value, of an operating subsidiary to treat that proportion of the subsidiaries assets and income as held or received directly by the foreign parent.

           The Company does not believe that it is currently a PFIC nor does it anticipate that it will be a PFIC in the future because it expects that less than 75% of its annual gross income will be passive income and less than 50% of its assets will be passive assets, based on the look-through rules, the current income and assets of the Company and its subsidiaries, and the manner in which the Company and its subsidiaries are anticipated to conduct their businesses in the future. However, there can be no assurance that the Company is not or will not be treated as a PFIC in the future. If the Company were to be treated as a PFIC, all U.S. Holders may be required, in certain circumstances, to pay an interest charge together with tax calculated at maximum rates on certain "excess distributions," including any gain on the sale of Ordinary Shares. In order to avoid this tax consequence, a U.S. Holder (i) may be permitted to make a "qualified electing fund" election, in which case, in lieu of such treatment would be required to include in their taxable income certain undistributed amounts of the Company's income or (ii) may elect to mark-to-market the Ordinary Shares and recognize ordinary income (or possible ordinary loss) each year with respect to such investment and on the sale or other disposition of the Ordinary Shares. Neither the Company nor its advisors have the duty to or will undertake to inform U.S. Holders of changes in circumstances that would cause the Company to become a PFIC. U.S. Holders should consult their own tax advisors concerning the status of the Company as a PFIC at any point in time after the date of this Form. The Company does not currently intend to take the action necessary for a U.S. Holder to make a "qualified electing fund" election in the event the Company is determined to be a PFIC.

           Foreign Personal Holding Company. A foreign corporation may be classified as a foreign personal holding company (a "FPHC") for federal income tax purposes if both of the following tests are satisfied: (i) at any time during the taxable year five or fewer individuals who are United States citizens or residents own or are deemed to own (under certain attribution rules) more than 50% of its stock (vote or value) and (ii) at least 60% (50% for years subsequent to the year in which it becomes a FPHC) of its gross income (regardless of its source), as specifically adjusted, "is foreign personal holding company income," which includes dividends, interest, rents, royalties and gain from the sale of stock or securities.

           The Company does not believe that it is currently a FPHC nor does it anticipate that it will be a FPHC in the future; however, no assurance can be given that the Company is not or will not become a FPHC as a result of future changes of ownership or changes in the nature of the income of the Company. If the Company were to be classified as a FPHC, each U.S. Holder would be required to include in income as a taxable constructive dividend its pro rata share of the Company's undistributed foreign personal holding company income.


           Controlled Foreign Corporation. If more than 50% of the Ordinary Shares (vote or value) of the Company is owned, directly or indirectly, by U.S. Holders, each of whom owns or is deemed to own under certain attribution rules 10% or more of the total combined voting power of all classes of stock of the Company ("10% Shareholder"), the Company could be treated as a "controlled foreign corporation" (a "CFC") under Subpart F of the Code. It is unclear how controlling blocks of stock will be valued for these purposes. Accordingly, the Company may be treated as a CFC for United States federal income tax purposes even though 10% Shareholders do not own more than 50% of the outstanding Ordinary Shares.


           The Company does not believe that it is currently a CFC; however, no assurance can be given that the Company will not become a CFC as a result of future changes in its ownership. If the Company were to be treated as a CFC, each 10% Shareholder would be required to include in its taxable income as a constructive dividend its pro rata share of certain undistributed income of the Company, and all or a portion of the gain from the sale or exchange of the Ordinary Shares may be treated under Section 1248 of the Code as dividend income. Neither the Company nor its advisors have the duty to or will undertake to inform U.S. Holders of changes in circumstances that would cause the Company to become a CFC. U.S. Holders should consult their own tax advisors concerning the status of the Company as a CFC.


           Information Reporting. Any U.S. Holder who owns 10% or more (in voting power or value) of the Ordinary Shares of the Company may be required to file IRS Form 5471 with the IRS to report certain acquisitions or dispositions of Ordinary Shares. In addition, annual filings of IRS Form 5471 would be required (i) by any U.S. Holder of 10% or more (of the voting power in the case of a CFC, or value in the case of a FPHC) of the Ordinary Shares of the Company, and (ii) by any U.S. Holder owning more than 50%, in voting power or value, of the Ordinary Shares of the Company. In addition, for taxable years beginning after February 5, 1999, U.S. Holders are required to report certain acquisitions of Ordinary Shares from the Company to the IRS on IRS Form 926, and that nonreporting may subject the U.S. Holder to substantial penalties. Potential investors of the Shares should consult with their own tax advisors regarding the necessity of filing information returns.

Taxation of Non-U.S. Holders

           Distributions on Ordinary Shares. Distributions made by the Company with respect to the Ordinary Shares to non-U.S. Holders who are not engaged in the conduct of a trade or business within the United States will be subject to United States federal income tax only if 25% or more of the gross income of the Company (from all sources for the three-year period ending with the close of the taxable year preceding the declaration of the distribution) was effectively connected with the conduct of a trade or business in the United States by the Company. The Company does not anticipate engaging in the conduct of a trade or business within the United States, except through its subsidiaries. However, if the 25% threshold for such period is exceeded, a portion of any distribution paid by the Company to a non-U.S. Holder could be subject to federal income tax withholding at the rate of 30%; the portion of the distribution that could be subject to withholding would correspond to the portion of the Company's gross income for the period that is effectively connected to its conduct of a trade or business within the United States.

           Sale or Exchange of Ordinary Shares. A non-U.S. Holder will not be subject to United States federal income tax on any gain realized upon the sale or exchange of Ordinary Shares if such Holder has no connection with the United States other than holding the Ordinary Shares and in particular (i) such gain is not effectively connected with a trade or business in the United States of the non-U.S. Holder, (ii) in the case of a non-U.S. Holder who is an individual which has a "tax home" (as defined in Section 911(d)(3) of the Code) in the United States, such non-U.S. Holder is not present in the United States for 183 days or more in the taxable year of such disposition, and (iii) the Company is not and has not been at any time within 5 years preceding such disposition a "U.S. real property holding corporation" (a "USRPHC") for federal income tax purposes.

           The Company believes that it is not and does not currently intend to become a USRPHC, but no assurance can be given that the Company is not or will not become a USRPHC in the future. In general, if the Company is determined to be a USRPHC then non-U.S. Holders may be subject to United States federal income tax on the sale or exchange of the Ordinary Shares, and to withholding at a rate of 10% on any such disposition. However, a non-U.S. Holder will not be subject to these special rules even if the Company is determined to be a USRPHC provided that (i) such non-U.S. Holder did not at any time during the five years ending on the date of sale or disposition actually or constructively own more than 5% of the Ordinary Shares of the Company and (ii) the Ordinary Shares are then "regularly traded" on an established securities market in the United States. Since the Ordinary Shares are traded on the Nasdaq stock market and since it is regularly quoted by broker dealers, the Ordinary Shares should be considered to be "regularly traded" on an established securities market. However, it is possible to interpret the current Temporary Regulations as concluding that the Ordinary Shares will not be considered "regularly traded" at any time during which 50% or more thereof is owned by 100 or fewer persons, which will be the case as of the date of this Form.

           United States Business. A non-U.S. Holder engaged in a trade or business in the United States whose income from the Ordinary Shares (including gain from the sale or exchange thereof) is effectively connected with the conduct of such trade or business will generally be subject to regular United States federal income tax on such income in the same manner as if it were a U.S. Holder. In addition, if such a Holder is a foreign corporation, it may be subject to a branch profits tax equal to 30% of its effectively connected earnings and profits for the taxable year, subject to adjustments.

Backup Withholding

           Distributions made by the Company with respect to the Ordinary Shares and the gross proceeds received from the disposition of the Ordinary Shares may be subject to certain information reporting to the IRS and to a 31% backup withholding tax. However, backup withholding generally will not apply to payments made to certain exempt recipients (such as a corporation or financial institution) or to a Holder who furnishes a correct taxpayer identification number or provides a certificate of foreign status and provides certain other required information. If backup withholding applies, the amount withheld is not an additional tax, but is credited against such Holder's United States federal income tax liability.

ITEM 8:    SELECTED CONSOLIDATED FINANCIAL DATA

                           Statements of Operations
                              (In U.S. Dollars)

The following selected consolidated financial data as of December 31, 1996, 1997, and 1998 have been derived from the Company's Consolidated Financial Statements, set forth elsewhere in this Form 20-F. These financial statements have been prepared in accordance with generally accepted accounting principles in the United States ("GAAP"). The selected financial data as of December 31, 1994 and 1995 and for the years ended December 31, 1994 and 1995 have been derived from audited financial statements not included herein, which have also been prepared in accordance with GAAP. The selected Consolidated Financial Statements set forth below should be read in conjunction with and are qualified by reference to "Management's Discussions and Analysis of Financial Condition and Results of Operations" and the Company's Consolidated Financial Statements included elsewhere in this prospectus.

                                                                              Years Ended December 31,
                                                                              ------------------------
                                                         1994             1995             1996*           1997*            1998*
                                                         ----             ----             -----           ----             -----
Revenues:
Sales of printers and related products                $10,010          $13,824          $13,639          $18,874         $31,905
Sales of printed materials**                               --               --            2,998            3,085           4,540
                                                      -------          -------          -------          -------         -------
                                                       10,010           13,824           16,637           21,959          36,445
                                                      -------          -------          -------          -------         -------
Cost of revenues:
Cost of sales of printers and related products          6,939            9,374           11,528            9,627          16,368
Cost of sales of printed materials                         --               --            2,008            1,684           2,579
                                                      -------          -------          -------          -------         -------
                                                        6,939            9,374           13,536           11,311          18,947
                                                      -------          -------          -------          -------         -------
Gross profit                                            3,071            4,450            3,101           10,648          17,498
                                                      -------          -------          -------          -------         -------
Research & development expenses                           497            1,040            1,530            1,726           5,027
Less royalty-bearing grants                               161              306              372               43             818
                                                      -------          -------          -------          -------         -------
Research & development expenses, net                      336              734            1,158            1,683           4,209
                                                      -------          -------          -------          -------         -------
Selling and marketing expenses, net                       715            1,039            4,823            4,620           6,111
General & administrative expenses                       1,099            1,187            2,560            3,439           4,802
Write-off of debts from related parties                    --               --            3,757               --              --
                                                      -------          -------          -------          -------         -------
                                                        1,814            2,226           11,140            8,059          10,913
                                                      -------          -------          -------          -------         -------
Operating income (loss)                                   921            1,490           (9,197)             906           2,376
Financial expenses, net                                    65              205              589              320             501
Gain (loss) on marketable securities                      (40)              12               22               --             (91)
Other income (expenses), net                               --              110               76               (8)            (20)
                                                      -------          -------          -------          -------         -------

-------------------
 * Represents financial information for the Company together with its subsidiaries NUR Media Solutions, NUR America, NUR Europe and NUR Germany.
** Represents sales of printed materials by NUR Germany.

                                                                         Years Ended December 31,
                                                                         ------------------------
                                                       1994             1995             1996*             1997*            1998*
                                                       ----             ----             -----             ----             -----
Income (loss) before taxes on income                    816            1,407           (9,688)              578             1,764
Taxes on income                                          25              221              400                67               264
                                                  ---------        ---------        ---------         ---------        ----------
Income (loss) after taxes on income                     791            1,186          (10,088)              511             1,500
Minority interest in earnings of subsidiary              --               --               --               (26)              (43)
Equity in losses of 50% owned joint venture            (987)          (1,125)              --                --                --
                                                  ---------        ---------        ---------         ---------        ----------
Net income (loss) for the year                        $(196)             $61         $(10,088)             $485            $1,457
                                                  ---------        ---------        ---------         ---------        ----------
Basic and diluted earnings (loss) per share          $(0.05)            $0.01          $(1.47)            $0.07             $0.13
                                                  ---------        ---------        ---------         ---------        ----------
Weighted average number of shares used in
computing basic and diluted earnings (loss)
per share                                         4,123,082        4,904,118        6,880,000         7,293,640        10,880,000
                                                  =========        =========        =========         =========        ==========

-------------------
* Represents financial information for the Company together with its subsidiaries NUR Media Solutions, NUR America, NUR Europe, and NUR Germany.


                               Balance Sheet Data
                                (In U.S. Dollars)

                                             December 31,
                                             ------------
                                   1996*         1997*          1998*
                                   -----         -----          -----
Working capital................   $   690       $ 4,674        $ 5,441
Total assets...................    12,161        13,783         21,995
Total liabilities..............    10,325         7,998         14,565
Total shareholders' equity.....   $ 1,836       $ 5,785        $ 7,430


ITEM 9: MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

      The Company is a world leader in the market for the sale of SWF printing systems. The Company develops, manufacturers, sells, and services digital, ink-jet color printing systems for on demand, short-run, WF and SWF printing. The Company also supplies inks and substrates which are consumables products for the operation of the Company's printers. In June 1998, the Company began supplying substrates for use with the Company's printers. The Company's total revenues grew from approximately $16.6 million for the year ended December 31, 1996 to approximately $22 million for the year ended December 31, 1997 and $36.4 million for the year ended December 31, 1998.

      The Company carries out its main research, development and manufacturing operations at its facilities in Moshav Magshimim and Rosh Ha'ain, Israel. The Company's main sales and service activities are carried out through its wholly owned subsidiaries, NUR Europe, located in Brussels, Belgium, and NUR America, located in Newton, Massachusetts, in the United States, NUR Asia Pacific located in Hong Kong and Shanghai, China, and NUR Middle East and Africa located in Moshav Magshimim, Israel. The Company also wholly owns NUR Media Solutions, located near Brussels, Belgium, which develops and markets advanced consumables for the Company's printers, and owns 84% of NUR Germany, located in Kassel, Germany, which is a digital printing and outdoor advertising company.

      The Company incorporated as an Israeli corporation on July 29, 1987, and the Company's Ordinary Shares have been traded on the NASDAQ National Market since October 1995. The Company's trading symbol is NURM.

      Revenues from the Company's printers and related materials are derived from the sale of the Company's printers, inks, substrates, spare parts, and related services. Revenues from printed materials are derived from NUR Germany's printing and advertising display services.

      Cost of sales of printers and related materials include costs related to product shipments including materials, labor, overhead, and other direct or allocated costs involved in the manufacture, warehousing, delivery, support, and maintenance of products. Cost of sales of printed materials include costs related to product materials involved in the printing and delivery of printed materials.

      Research and development expenses include mainly labor, materials consumed, expenses by sub-contractors, consultants, and others. Research and development expenses are carried to the statement of operations as incurred. Grants are netted from research and development costs on an accrual basis as the related expenses are incurred.

      The sales and marketing expenses include the costs associated with the staff of the sales and marketing force of the Company and its subsidiaries, advertising and promotion of existing and new products, trade shows, commissions, and other marketing activities.

      During 1998, the Company expended significant financial and management resources to expand its business and product offerings. The Company invested in strengthening the service and sales organizations in NUR Europe and NUR America, by hiring additional sales and service staff in both territories. The Company also invested in the creation and set-up of NUR Media Solutions, a subsidiary dedicated to the development and marketing of substrates for the use with the Company's products. The Company has continued to expend more resources to this operation in 1999. The Company also established two new company owned distribution operations in Shanghai, China and Tel-Aviv, Israel, to replace its former distributor in February 1999.

      In September 1998, the Company acquired from Meital all rights (including all related assets) to Meital's piezo D-O-D inkjet technologies for application in large format digital printers for approximately $3.0 million, consisting of an up-front payment of $0.75 million, the assumption of certain liabilities, including the legal dispute (now settled) between Meital and Idanit, a division of Scitex Corporation, and future sales based royalties. The Meital acquisition resulted in the recognition by the Company of a one-time charge involving a write-off assigned to research and development in the amount of $1.95 million ($1.6 million in the third quarter of 1998 and $0.35 million in the first and second quarters of 1998). As part of such agreement the Company has also retained Meital's President as a consultant to the Company. See "Item 10:
Directors and Officer of Registrant--Consulting Agreement."

Certain Accounting Policies

      The main sources of revenues for the Company are sales of the Company's printers and related consumable products. Sales are recognized upon delivery of the product to customers, provided that no significant vendor obligation remains and collection is deemed probable.

      The accompanying consolidated financial statements have been prepared in U.S. dollars. The U.S. dollar is the currency of the primary economic environment in which the operations of the Company and NUR America are conducted. The U.S. dollar is the functional and reporting currency of the Company. The majority of sales are made in U.S. dollars and the majority of purchases of materials and components are invoiced and paid in U.S. dollars. In addition, a substantial number of other expenses are incurred outside Israel in U.S. dollars or paid in U.S. dollars or in New Israeli Shekels ("NIS") linked to the exchange rate of the U.S. dollar.

      See note 2 to the Company's Financial Statements included as a part of this annual report for a discussion of the Company's accounting policy for determining rate of exchange and linkage based amounts.

      The Company's transactions and balances denominated in U.S. dollars are presented in their original amounts. Non-dollar transactions and balances have been remeasured into U.S. dollars in accordance with Statement 52 of the Financial Accounting Standards Board ("FASB"). All transaction gains and losses from remeasurement of monetary balance sheet items denominated in non-dollar currencies are reflected in the statement of operations as financial income or expenses, as appropriate.

      The financial statements of certain subsidiaries and other entities reported using the equity method of accounting, whose functional currency is not the U.S. dollar, have been translated into U.S. dollars, in accordance with FASB Statement No. 52, "Foreign Currency Translation." All balance sheet accounts have been translated using the exchange rates in effect at the balance sheet date. Statement of operations amounts have been translated using the average exchange rate for the year. The resulting aggregate translation adjustments are reported as a component of shareholders' equity.

      The Company's consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the U.S.

      The Company has chosen to continue accounting for stock-based compensation in accordance with the provisions of Accounting Principles Board Opinion No.25 ("APB-25"), "Accounting for Stock Issued to Employees." Under APB-25, when the exercise price of the Company's shares options equals or is higher than the market price of the underlying shares on the date of grant, no compensation expense is recognized. The pro-forma information with respect to the fair value of the options is provided in accordance with the provisions of Statement No.123 (see Note 18).

      In accounting for options granted to persons other than employees, the provisions of Financial Accounting Standards Board Statement No. 123, "Accounting for Stock Based Compensation" were applied. According to FASB 123, the fair value of these options was estimated at the grant date using Black-Scholes options pricing model.

Current and Future Trends

      The Company has estimated based on its own market research that the SWF industry has grown at a rate of 15-20% annually for the last 3 years. The Company's growth during 1997 and 1998 has exceeded this growth rate, mainly as a result of increasing market share of the Company in the SWF market and the introduction of new products. Although there can be no assurance, the Company believes it will maintain during 1999 a growth rate similar to the general industry's growth rate in the SWF segment of its business. The Company is also planning to introduce products to the WF professional print market during 1999. The gross margins of the Company are expected to continue to remain at the 1998 levels throughout 1999. Although there is a downward price pressure on the Company's existing products, there have been certain reductions in the manufacturing cost of these products. The Company's anticipates a launch of its new products at gross margins similar to its existing products.

      The SWF industry has undergone significant changes in the past few years, and additional change is anticipated in the future. The most noticeable change in the industry during 1997 has been the adoption of inkjet technologies by all major competitors in the industry. Until 1997, the Company had the only continuous inkjet SWF printer in the market. During 1997, the Company's major competitors have each introduced an inkjet-based printer to replace their existing airbrush printers. The new printers, introduced during 1997, are based on the D-O-D technology, as opposed to the continuous inkjet technology currently used by the Company's printers. To date, the Company has been successful in maintaining and increasing its growth in revenues from the Company's printers.

      With the cost of digital printing expected to decrease and the ability of digital technology expected to produce shorter runs more economically, the Company believes that the use of WF and SWF printing, such as that produced by the Company's printers, should grow, and that the portion of the market serviced by digital printing should increase. The ability to produce SWF images digitally has also opened new media opportunities for advertisers, such as mural printing, carpet printing, new forms of fleet graphics printing. The growth in demand for SWF digital printers is fueled by both the replacement of conventional print methods and the development of new printing applications.

      Certain of the statements made in this report are forward-looking statements that involve risks and uncertainties. Actual results could differ materially as a result of a variety of factors.

Geographic Breakdown of Revenues

      The Company sells its products and services primarily to customers around the world. Revenues are generally recognized at the location of the sale of the product or service. The table below shows the breakdown of revenues (dollars in thousands) by geographic region for the years ended December 31, 1998, 1997, and 1996.

     Year ended         Printers          Ink     Printed Materials   Others          Total
  December 31, 1998      (52.3%)        (23.6%)        (12.5%)        (11.6%)         (100%)
       REGION            $      %       $      %       $      %       $      %       $       %
-------------------   ------   ---    -----   ---    -----   ---    -----   ---    ------   ---
Middle-East, Asia &
Africa ............    2,678    14%   2,144    25%       0     0      742    17%    5,564
Europe ............    7,369    39%   2,388    28%   4,540   100%   1,944    46%   16,241    44%
North & Latin
America ...........    9,005    47%   4,087    47%       0     0    1,548    37%   14,640
Total Revenues ....   19,052   100%   8,619   100%   4,540   100%   4,234   100%   36,445   100%
                      ======   ===    =====   ===    =====   ===    =====   ===    ======   ===

     Year ended         Printers          Ink     Printed Materials   Others          Total
  December 31, 1997       (55%)          (21%)          (14%)          (10%)           (100%)
       REGION            $      %       $      %       $      %       $      %       $       %
-------------------   ------   ---    -----   ---    -----   ---    -----   ---    ------   ---
Middle-East, Asia &
Africa ............    1,344    11%   1,122    25%       0     0%     583    26%    3,049    14%
Europe ............    6,353    53%   1,549    34%   3,085   100%     862    38%   11,849    54%
North & Latin
America ...........    4,326    36%   1,900    42%       0     0%     835    37%    7,061    32%
Total Revenues ....   12,023   100%   4,571   100%   3,085   100%   2,280   100%   21,959   100%
                      ======   ===    =====   ===    =====   ===    =====   ===    ======   ===

     Year ended         Printers          Ink     Printed Materials   Others          Total
  December 31, 1996      (52.3%)        (23.6%)        (12.5%)        (11.6%)         (100%)
       REGION            $      %       $      %       $      %       $      %       $       %
-------------------   ------   ---    -----   ---    -----   ---    -----   ---    ------   ---
Middle-East, Asia &
Africa ............    6,060    65%   1,400    56%       0     0%     264    14%    7,724    46%
Europe ............    2,410    26%     551    22%   2,998   100%   1,414    77%    7,373    44%
North & Latin
America ...........      847     9%     544    22%       0     0%     149     8%    1,540     9%
Total Revenues ....    9,317   100%   2,495   100%   2,998   100%   1,827   100%   16,637   100%
                      ======   ===    =====   ===    =====   ===    =====   ===    ======   ===

Results of Operations

         The following table sets forth for the periods indicated certain line items from the Company's statement of operations as a percentage of the Company's sales:

                                                                      Years ended December 31,
                                                     ----------------------------------------------------------
                                                     1994          1995         1996*        1997*        1998*
                                                     ----          ----         -----        -----        -----
                                                                           (in percents)
                                                     ----------------------------------------------------------
Revenues                                              100%         100%          100%          100%         100%
   Cost of sales of printers and related
   products.....................................       69           68            69          43.9         44.9
   Cost of sales of printed materials...........        -            -            12           7.6          7.1
   Gross profit.................................       31           32            19          48.5         48
   Research & development expenses..............        5            8             9           7.8         13.8
   Research & development expenses net..........        3            5             7           7.7         11.5
   Selling expenses, net........................        7            7            29          21           16.8
   General & administrative expenses............       11            9            15          15.7         13.2
   Write-off debts of related parties...........        -            -            23             -            -
   Operating income (loss)......................        9           11           (55)          4.1          6.5
   Financial expenses, net......................        1            2             4           1.5          1.4
   Gain (loss) on marketable securities.........        -            -             -             -          0.2
   Other income (expense).......................        -            1             -             -          0.05
   Taxes on income (tax benefit)................        -            2             2           0.3          0.7
   Minority interest in earnings of subsidiary..        -            -             -           0.1          0.1
   Equity in loss of a 50% owned subsidiary.....      (10)          (8)            -             -            -
   Net income (loss) for the year...............       (2)           -           (61)          2.2          4.05

-----------------
* Represents the Company on a consolidated basis with its subsidiaries NUR Media Solutions, NUR America, NUR Europe and NUR Germany.


Year Ended December 31, 1998 Compared with Year Ended December 31, 1997

      Revenues. Total revenues increased by 66%, to approximately $36.44 million for the year ended December 31, 1998 from approximately $21.96 million for the year ended December 31, 1997, mainly as a result of the introduction of the NUR Blueboard 2 and market acceptance of the NUR Blueboard Printers and as a result of the continued move to direct distribution by the Company of the Company's products in Europe and the United States, the Company's two major markets. Growth was also fueled by the growth of sales of the ink as a result of the growth of the installed base of the Company's printers.

      Sales. Sales of the Company's printers and related products increased by 69% to approximately $31.9 million for the year ended December 31, 1998 from approximately $18.9 million for the year ended December 31, 1997. This increase was attributed primarily to the introduction and market acceptance of the NUR Blueboard and to increased revenues due to the move from sales through distributors to direct sales to end users through the Company's subsidiaries in Europe and the United States.

      Expenses. Research and development costs, net of the OCS grants, were approximately $4.2 million in the year ended December 31, 1998, compared to $1.68 million in the year ended December 31, 1997. The increase is mainly due to acquired in process research and development in the amount of $1.95 million and as a result of increased efforts in developing new products. The Company expects to continue to invest significant resources in its research and development programs for new products and enhancements of existing products. The Company expects that research and development expenses will continue to increase in absolute dollar terms as compared to previous years.

      Selling and marketing expenses were approximately $6.1 million in the year ended December 31, 1998 compared to approximately $4.6 million in the year ended December 31, 1997. The Company received $0.25 million in the year ended December 31, 1998 from the Marketing Fund for selling and marketing expenses as compared to $0.2 million in the year ended December 31, 1997. The Company will not be eligible for support from the Marketing Fund commencing in 1999 due to the Company reaching the maximum allowed export revenues. The majority of sales and marketing expenses are incurred by the distribution subsidiaries, NUR Europe and NUR America.

      General and administrative expenses were approximately $4.8 million for the year ended December 31, 1998, compared to approximately $3.4 million for the year ended December 31, 1997, representing an approximately 40% increase. This increase was due primarily to expansion in operation and to the re-building of the financial and administrative infrastructures of the Company.

      Financial expenses, net increased to $0.5 million in the year ended December 31, 1998 from $0.32 million in the year ended December 31, 1997.

      Gross Profit. Gross profit was approximately $17.5 million in the year ended December 31, 1998, an increase of 65.1% from $10.6 million in the year ended December 31, 1997. Gross profit as percentage of sales was 48% in the year ended December 31, 1998 compared to 48.5% in the year ended December 31, 1997.

      Taxes. Taxes on income were $0.264 million in the year ended December 31, 1998 as compared to $0.067 million in the year ended December 31, 1997.

Year Ended December 31, 1997 Compared with Year Ended December 31, 1996

      Revenues. Total revenues increased by 32.3%, to approximately $21.96 million for the year ended December 31, 1997 from approximately $16.6 million for the year ended December 31, 1996, mainly as a result the introduction and market acceptance of the NUR Blueboard and as a result of the move to direct distribution by the Company of the Company's products in Europe and the United States, the Company's two major markets. Growth was also fueled by the growth of sales of the ink as a result of the growth of the installed base of the Company's printers.

      Sales. Sales of the Company's printers and related products increased by 38.4% to approximately $18.8 million for the year ended December 31, 1997 from approximately $13.6 million for the year ended December 31, 1996. This increase was attributed primarily to the introduction and market acceptance of the NUR Blueboard and to increased revenues due to the move from sales through distributors to direct sales to end users through the Company's subsidiaries in Europe and the United States.

      Expenses. A portion of the Company's research and development expenses is funded by the OCS pursuant to programs entitling the OCS to receive royalties on sales of products developed with the use of OCS funds. Research and development costs, net of the OCS grants, were approximately $1.68 million in the year ended December 31, 1997, rising by 45% from $1.16 million in the year ended December 31, 1996, as a result of increased efforts in developing new products. The Company expects to continue to invest significant resources in its research and development programs for new products and enhancements of existing products. The Company expects that research and development expenses will continue to increase in absolute dollar terms as compared to previous years.

      Selling and marketing expenses were approximately $4.6 million in the year ended December 31, 1997 compared to approximately $4.8 million in the year ended December 31, 1996. The Company received $0.2 million in the year ended December 31, 1997 from the Marketing Fund for selling and marketing expenses as compared to no receipt of such funds in the year ended December 31, 1996. The Company will not be eligible for support from the Marketing Fund commencing in 1999 due to the Company reaching the maximum allowed export revenues. The majority of sales and marketing expenses are incurred by the distribution subsidiaries, NUR Europe and NUR America.

      In early 1997, Moshe Nur, the previous Chairman of the Company and its former major shareholder, and companies controlled by Moshe Nur, experienced financial difficulties. These affiliated companies and Moshe Nur had outstanding debts to the Company stemming from a combination of purchases of printers, spare parts, ink, and cash transfers. As a result, management of the Company decided to write-off these debts in the year ended December 31, 1996, totaling $3.8 million. The Company was in litigation with Moshe Nur and his court appointed receiver for the return of funds misappropriated from the Company until September 1998 when a settlement was reached. See "Item 3: Legal Proceedings."

      In April 1997, following Moshe Nur's financial difficulties, a group of investors led by Dan Purjes, the Chairman of Josephthal & Co. Inc.
("Josephthal") assumed control of the Company and consequently replaced all but one of the previous directors. The Chairman, Chief Executive Officer and Chief Financial Officer of the Company were also consequently replaced. See "Item 13: Interest of Management in Certain Transactions."

      In the year ended December 31, 1997, sales to related parties were 0.8%, as opposed to 3.6% for the year ended December 31, 1996 as a result of the change in control of the Company.

      General and administrative expenses were approximately $3.4 million for the year ended December 31, 1997, compared to approximately $2.56 million for the year ended December 31, 1996, representing a 34.3% increase. This increase was due primarily to legal and extra-ordinary audit costs resulting from the change in control and management of the Company, and to the re-building of the financial and administrative infrastructures of the Company.

      Financial expenses, net decreased to $0.32 million in the year ended December 31, 1997 from $0.59 million in the year ended December 31, 1996.

      Gross Profit. Gross profit was approximately $10.6 million in the year ended December 31, 1997, an increase of $7.5 million from $3.1 million in the year ended December 31, 1996. Gross profit as percentage of sales increased to 48.5% in the year ended December 31, 1997 from 19% in the year ended December 31, 1996. The increase in gross profit was attributed mainly to the change in distribution strategy discussed above and reduced manufacturing costs.

      Taxes. Taxes on income decreased by 83.25% to $0.067 million in the year ended December 31, 1997 as compared to $0.4 million in the year ended December 31, 1996, due to available carry-forward losses (including capital losses) and deductions aggregating approximately $7.5 million.

Liquidity and Capital Resources

      Since the commencement of the Company's activities in the second half of 1991 through mid-1993, the Company financed its operations primarily through loans and injection of equity by shareholders. In October 1993, the Company raised, through a private placement, approximately $6 million (approximately $3 million in equity and $3 million in convertible debentures).

      Following the 1993 private placement, the Company financed its operations primarily through cash generated from operations. For the year ended December 31, 1995, the Company's major source of cash was the $6.86 million of net proceeds from the Company's initial public offering in October 1995.

      The Company incurred a loss of approximately $10.1 million in the year ended December 31, 1996. This loss was comprised of approximately $4.8 million in losses due to increased expenses associated with the setup of direct sales and marketing efforts by the Company in Europe and in the United States, and to the assumption of international support and service; approximately $1.2 million in research and development expenses; approximately $0.6 million in financing expenses; approximately $0.4 million in elimination of deferred taxes; and approximately $3.8 million in losses due to the write-off of debts to the Company associated with Moshe Nur and companies controlled by him. These debts resulted, in part, from ineffective controls that failed to prevent unauthorized transactions and failed to detect the misappropriation of funds. As a result, the Company's shareholders' equity was reduced to approximately $1.8 million as of December 31, 1996.

      In the year ended December 31, 1997, the Company's net income was $0.485 million. In 1997, additional capital was needed to fund accrued debts to suppliers during the year ended December 31, 1996 and the beginning of 1997, and to increase the Company's working capital and equity base. In the third and fourth quarters of 1997, the Company completed a private placement of $4.0 million of Ordinary Shares, from which the Company received net proceeds of approximately $3.51 million (the "Private Placement").

      For the year ended December 31, 1997, the Company's major source of cash was the $3.51 million of net proceeds from the Private Placement.

      For the year ended December 31, 1998, net cash provided by operating activities was approximately $2.9 million. Cash provided from financing activity was $1.7 million primarily from additional use of short-term credit line totaling $2.3 million.

      The Company entered into several project plans with the OCS regarding the development of the printers and the Mega Light, a discontinued product. The Company has an obligation to pay royalties at the rate of 2% - 3% of the sales derived from the applicable products developed within the framework of such research and development projects, up to an amount equal to 100% - 150% of the grant received, in NIS linked to the exchange rate of the U.S. dollar. The Company has no obligation to repay this amount if sales are not sufficient to satisfy the royalty obligations. As of December 31, 1998, the Company has a contingent obligation to pay royalties in the amount of $1.152 million.

      The Company is required to pay royalties to the Marketing Fund at the rate of 3% with respect to increases in export sales of products for which the Company received funds for its marketing activities, up to an amount equal to 100% of the grant received. The grant is repayable only in respect of sales of the related products, as a percentage of the growth in export sales. If there is no increase in export sales, or if the Company ceases producing the relevant products, the grant should not be repaid. As of December 31, 1998, the Company has a contingent obligation to pay royalties in the amount of $0.434 million.

      The Company has future royalty obligations to Meital, which will not exceed $1.3 million, payable during the three years ending September 2001. Such commitment is part of the purchase price for technology acquired by the Company from Meital.

      As part of the Matan Settlement Agreement, the Company is obligated to pay a total of $880,000, plus interest and VAT, assuming timely payments, to the Matan Parties. Such amount has been fully reserved and is payable by the Company to the Matan Parties in equal quarterly installments over a three-year period ending December 2001.

Operating activities

      In the year ended December 31, 1997, the Company had net income of $0.485 million. Net cash used in operating activities was approximately $2 million. The main changes in the Company's working capital were (i) an increase of approximately $1.8 million in trade accounts receivable, (ii) a decrease of approximately $1.24 million in trade payables, and (iii) a decrease of approximately $1.3 million in customer advances.

      In the year ended December 31, 1998, the Company had net income of $1.457 million. Net cash provided by operating activities was approximately $2.9 million. The main changes in the Company's working capital were (i) an increase of approximately $3.03 million in trade accounts receivable, (ii) an increase of approximately $1.4 million in inventories, and (iii) an increase of approximately $4.1 million in trade payables.

Investing activities

      Net cash provided by investing activities was approximately $0.53 million in the year ended December 31, 1996, and net cash used in investing activities approximately $1.61 million in the year ended December 31, 1997. The Company invested approximately $3.58 million in the year ended December 31, 1998 consisting of $2.54 million for equipment and $1.3 million for the acquisition of technology.

Financing activities

      Net cash provided by financing activities in the year ended December 31, 1998 was approximately $1.763 million.

      The Company maintains long and short-term credit facilities in an aggregate amount of approximately $4.15 million at December 31, 1998. At December 31, 1998, the Company had approximately $1.174 million in long-term loans from banks and others, $0.224 million of which is payable within 12 months. Most of the Company's long term loans are linked to the U.S. dollar bearing interest at a rate ranging between 6.2% and LIBOR plus 3.12%.

      As of December 31, 1998, total current assets of the Company amounted to approximately $17.936 million, out of which $2.39 million was in cash, cash equivalents and marketable securities, compared with total current liabilities of $12.495 million. The increase in current assets is attributable primarily to growth in trade receivables resulting from the growth in the Company's revenues. The increase of the current liabilities is attributable primarily to the increase of trade payables and short term loans.

      Net cash provided by financing activities in the years ended December 31, 1996, 1997 and 1998 was approximately $1.07, $3.08 and $ 1.76 million, respectively.

      The Company has granted several security interests in its assets to various banks and leasing companies to secure bank credit lines and lease facilities.

Impact of Inflation, Devaluation and Fluctuation of Currencies

      Most of the Company's sales are in U.S. dollars. In addition, a substantial number of other expenses are incurred outside Israel in U.S. dollars or paid in U.S. dollars or in NIS linked to the exchange rate of the U.S. dollar. Approximately 50% of these costs are denominated in U.S. dollars. Costs not effectively denominated in U.S. dollars are translated to U.S. dollars, when recorded, at prevailing exchange rates for the purposes of the Company's financial statements, and will increase if the rate of inflation in Israel exceeds the devaluation of the Israeli currency against the U.S. dollar or if the timing of such devaluations were to lag considerably behind inflation. Consequently, the Company is and will be affected by changes in the prevailing NIS/U.S. dollar exchange rate.

      The Company might also be affected by the U.S. dollar exchange rate to the major European currencies - mainly the German Mark and the Belgian Franc.

      During 1992 and 1993, the value of the U.S. dollar increased relative to major currencies and the rate of inflation in Israel exceeded the rate in the United States. In 1995 and 1996, the value of the U.S. dollar decreased relative to major currencies, and the rate of inflation in Israel exceeded the rate in the United States. The annual rate of inflation in Israel in 1995 was 8.1%, which increased to 10.6% in 1996 and decreased to 7.0% in 1997 and to 8.6% in the year ended December 31, 1998. The NIS was devalued against the U.S. dollar by approximately 1%, 3.9%, 3.7%, 8.8% and 17.6% in 1994, 1995, 1996, 1997 and
1998 respectively. The Company cannot predict whether the rate of devaluation of the NIS against the U.S. dollar will continue to exceed the rate of inflation in the future and whether these conditions will have a material adverse effect on the Company.

      The representative dollar exchange rate for converting the NIS to dollars, as reported by the Bank of Israel, was NIS 4.16 for one dollar US on December 31, 1998. (NIS 3.536 on December 31, 1997, NIS 3.251 on December 31, 1996 and
NIS 3.135 on December 31, 1995).

      The Company's transactions and balances denominated in U.S. dollars are presented at their original amounts. Non-dollar transactions and balances have been measured into U.S. dollars in accordance with Statement 52 of the FASB. All transaction gains and losses from remeasurement of monetary balance sheet items denominated in non-dollar currencies are reflected in the statement of operations as financial income or expenses, as appropriate. The average exchange rates during the years ended December 31, 1995, 1996, 1997 and 1998 were NIS 3.011, 3.187, 3.449 and 3.8 for one dollar US, respectively. The exchange rate as of March 31, 1999 was NIS 4.034 for one dollar.

Current and Future Capital Needs

      The Company believes that its revenues from operations together with its existing capital resources and credit facilities will be sufficient to fund the Company's current activities at their present rate without the Company's planned expansion through July 2000. The Company will require additional funds, to be raised through public or private financing of debt or equity, to ensure its ability to proceed with the planned expansion of its operations after December 1999. If such funds are not raised, the Company may have to reduce or eliminate planned expenditures for research and development, production, or marketing of its products, any one of which could have an adverse effect on the Company's business. There can be no assurance that such additional financing will be available or that, if available, it will be obtained on terms favorable to the Company. The Company currently has no commitments for additional financing and is exploring the possibility of raising capital through additional borrowings.

      In this regard, the Company's capital requirements and level of expenses depend upon numerous factors, including the scope and success of the Company's marketing and customer service efforts, and of its research and development activities, as well as the demand for the Company's products and services. Moreover, in the course of the bankruptcy proceedings of Moshe Nur and the companies controlled by him, the Company in the future may be exposed to claims arising from the actions of Moshe Nur despite the recent settlement of all material claims related to such persons and entities. Liabilities arising from any such claims may be material. See "Item 3: Legal Proceedings."

Year 2000

The Company's State of Readiness

      Many computer systems and software products will not function properly in the years starting 2000 due to a once-common programming standard that represents years using only the last two-digits. This is known as the Year 2000 problem.

      In 1998, the Company began converting its internal computer systems to be Year 2000 compliant. As of March 31, 1999, approximately 85% of the Company's information technology ("IT") systems and approximately 90% of the Company's non-IT systems were compliant. All of the Company's internal IT and non-IT systems are expected to be compliant by July 1999. Completion of the Company's compliance program involves upgrading the operating systems of the remaining 25% of user workstations.

      The applications used in the Company's internal IT and non-IT systems are commercially available and certified by the vendors of the systems for full Year 2000 compliance. Additionally, the Company has verified the functional behavior of these applications as being Year 2000 compliant.

      The Company does not believe, after contacting appropriate parties, that the failure of its vendors' or other third-party providers' systems to be Year 2000 compliant will materially adversely affect the Company's financial performance.

The Costs to Address the Company's Year 2000 Issues

      As of March 31, 1999, the Company had spent approximately $20,000 on its Year 2000 compliance efforts. This figure includes the expense of updated software licenses and updated application versions and has been fully expensed. The total cost of attaining Year 2000 compliance is estimated to be $30,000 and is being funded through operating cash flows. The Company plans to pay for expenses and liabilities related to Year 2000 complications out of revenues from operations and capital resources.

The Risks of the Company's Year 2000 Issues

      Based on its compliance efforts, the Company does not anticipate any significant internal Year 2000 complications.

      The Company's primary concern is the compliance of its products. All of the Company's currently manufactured products are fully compliant; however, approximately 30 customers who purchased current Company products in the past will require operating system upgrades. The Company estimates its exposure for covering the costs related to these upgrades to be approximately $5,000 in the aggregate.

      The Company has tested prior generation products and not found any Year 2000 functionality problems. Further testing is necessary, however. There is a risk that prior generation products will require changes in application software to be Year 2000 compliant. The Company estimates its exposure for covering the costs related to these changes to be $5,000 to $10,000 in the aggregate.

The Company's Contingency Plans

      If the Company does not attain compliance for its prior generation products and complications arise, customers will be advised to reset the computer clock to a date in the 1990's. The Company has verified that resetting the internal clock will enable the Company's products to function in accordance with their specifications.

      While the Company believes that it is adequately addressing the Year 2000 problem, there can be no assurance that the costs and liabilities of the Year 2000 problem will not have material adverse effects on its business, financial condition and results of operations.



ITEM 9A:    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

      The Company does not believe the disclosure otherwise required by Item 9A of Form 20-F to be material to the Company.

ITEM 10:   DIRECTORS AND OFFICERS OF REGISTRANT

      The executive officers and directors of the Company are:

Name                       Age      Position with the Company
----                       ---      -------------------------
Dan Purjes(1)               49      Chairman of the Board of Directors
Erez Shachar                35      President, Chief Executive Officer and
                                    Director
Hilel Kremer                37      Chief Financial Officer and Secretary
Eyal Israeli                44      Vice President of Operations
Yoram Ben-Porat             44      Director and President of NUR Media
                                    Solutions
Robert L. Berenson(2)       60      Director
Roni Ferber (1)(2)          56      Director
Robert F. Hussey(1)(2)      50      Director

---------
(1)        Member of the Company's stock option committee.
(2)        Member of the Company's audit committee.

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

      Erez Shachar has served as the Company's President and Chief Executive Officer since July 1997 and as a Director of the Company since October 1997. Mr. Shachar has also served as a Director of NUR Europe, NUR America and NUR Media Solutions since January 1998. Prior to joining the Company, from 1989 to 1997 Mr. Shachar served in various research and development, marketing, sales, and senior management positions with Scitex Corporation. Mr. Shachar's last position with Scitex was Vice President of Sales and Marketing of Scitex Europe, and prior thereto Mr. Shachar held several positions in the marketing organization of Scitex Europe. Prior to joining Scitex Europe, Mr. Shachar was a software developer within the research and development group of Scitex. Mr. Shachar holds a B.Sc. in mathematics and computer science from Tel Aviv University, and a M.B.A. degree from INSEAD, France.

      Hilel Kremer has served as the Chief Financial Officer and Secretary of the Company since December 1998. Mr. Kremer has also served as a Director of NUR Europe, NUR America and NUR Media Solutions since December 1998. Prior to joining the Company, from 1993 to 1998 Mr. Kremer served in various management positions with Scitex Corporation. Mr. Kremer's last position with Scitex was Vice President of Finance and Chief Financial Officer of Scitex Asia Pacific, and prior thereto Mr. Kremer held several positions in the finance organization of Scitex Europe. Prior to joining Scitex Europe, Mr. Kremer held various positions in the budgeting department of the Israeli Finance ministry. Mr. Kremer holds a B.A. in economics from Hebrew University, Jerusalem, and an M.B.A. degree from INSEAD, France.

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

      Robert L. Berenson has served as a Director of the Company since July 1998. Mr. Berenson is President of Grey Advertising Inc., the second largest advertising agency in the United States and sixth largest in the world. He joined Grey in 1964 as an Assistant Account Executive, rose through the ranks to become the youngest Executive Vice President in the company's history in 1977 and took his present position as President in 1989. Mr. Berenson is also a Director of the Better Business Bureau of New York, the Advertising Educational Foundation and the Federal Law Enforcement Foundation. He holds a B.S./B.A. degree in journalism and marketing from Syracuse University and an M.S. degree in journalism from the Medill School at Northwestern University.

      Roni Ferber has served as a Director of the Company since July 1998. Since 1991, Mr. Ferber has served as a Financial and Economic Consultant. Mr. Ferber also serves on the Board of Directors of Omnitech Eichut Ltd., International Software Group Ltd., Zvi Zorfati Ltd. and Aflkim Consulting and Investments Ltd. From 1986 to 1992, Mr. Ferber served as a Director and member of the executive committee and of the investment committee of Caesarea - Edmond Benjamin de Rothschild Foundation. During that time he also served as a Director and member of the executive committee of the Caesarea Development Corporation. From 1967 to 1991, Mr. Ferber served as a Director and co-founder of Nikuv Computers Ltd., the first Israeli software company to be listed on the Tel Aviv Stock Exchange. From 1986 to 1991, Mr. Ferber served as CEO of Nikuv Computers Ltd. Mr. Ferber holds a B.A. in economics from Hebrew University and a B.A. in Semitic languages from Tel Aviv University. Mr. Ferber is fluent in Hebrew, Arabic, English, French, German and Italian.

      Robert F. Hussey has served as a Director of the Company since September 1997. Prior to joining the Company, from June 1991 to April 1997, Mr. Hussey served as the President and Chief Executive Officer of Metrovision of North America. Prior thereto, from 1984 to 1991, Mr. Hussey served as the President, Chief Executive Officer and Director of POP Radio Corp., a company which he helped form. From 1979 to 1984, Mr. Hussey served as the Vice President/Management Supervisor for Grey Advertising, Inc. From 1977 to 1979, Mr. Hussey was the Director of Financial Advertising for E.F. Hutton. Prior thereto, from 1973 to 1977, Mr. Hussey served as a Senior Financial Analyst and Product Manager for American Home Products, Inc. Mr. Hussey holds a B.S. degree in finance and a M.B.A. degree in international finance from Georgetown University.

Consulting Agreement

      The Company has retained the President of Meital, Kobi Markowitz, as a consultant to the Company for a two-year period, which commenced in September 1998, in connection with the Company's acquisition of D-O-D technology from Meital. Meital is paid monthly compensation of approximately $7,370 for these services and has been granted the option to acquire 100,000 Ordinary Shares at $1.00 per share at the end of the first year of the agreement.

Terms of Directors

      The members of the Board are elected annually at the Company's general meeting and remain in office until the next annual general meeting of the Company, unless the director has previously resigned, vacated his office, or was removed in accordance with the Company's Articles of Association. In addition, the Board may elect additional members to the Board.

Alternate Directors

      The Articles of Association provide that, subject to the Board's approval, a director may appoint, by written notice to the Company, any individual (whether or not such person is then a member of the Board) to serve as an alternate director. Any alternate director shall have all of the rights and obligations of the director appointing him or her, except the power to appoint an alternate (unless the instrument appointing him or her expressly provides otherwise). The alternate director may not act at any meeting at which the director appointing him or her is present. Such alternate may act as the alternate for several directors and have the corresponding number of votes. Unless the appointing director limits the time period or scope of any such appointment, such appointment is effective for all purposes and for an indefinite time, but will expire upon the expiration of the appointing director's term. There are currently no alternate directors.

Committees of the Board of Directors

      The Company's Articles of Association provide that the Board may delegate all of its powers to committees of the Board as it deems appropriate, subject to the provisions of the Israeli Companies Ordinance (New Version) 1983, as amended (the "Companies Ordinance").

Approval of Certain Transactions under the Companies Ordinance; Audit
Committee

      The Companies Ordinance requires disclosure by an "Office Holder" (as defined below) to the Company in the event that an Office Holder has a direct or indirect personal interest in a transaction to which the Company intends to be a party, and codifies the duty of care and fiduciary duties which an Office Holder has to the Company. An "Office Holder" is defined in the Companies Ordinance as a director, managing director, chief business manager, executive vice president, vice president, other manger directly subordinate to the managing director and any other person assuming the responsibilities of any of the foregoing positions without regard to such person's title.

      The Companies Ordinance requires that certain transactions, actions, and arrangements must be approved by an audit committee of the Company's Board (the "Audit Committee") meeting certain criteria defined in the Companies Ordinance, and by the Board itself. The Company is also required to maintain the Audit Committee as a result of the inclusion for quotation of the Ordinary Shares on the Nasdaq National Market. In certain circumstances, shareholder approval is also required. The Audit Committee must be comprised of members of the Board who are not employees of the Company, and the majority of members of the Audit Committee may not be holders, directly or indirectly through family members, of more than five percent of the Ordinary Shares.

      The Company has appointed an Audit Committee consisting of Robert L. Berenson, Roni Ferber, and Robert F. Hussey. Approval by the Audit Committee and the Board is required for (i) proposed transactions to which the Company intends to be a party in which an Office Holder has a direct or indirect personal interest, (ii) actions or arrangements which may otherwise be deemed to constitute a breach of fiduciary duty or of the duty of care of an Office Holder to the Company, (iii) arrangements with directors as to the terms of office or compensation, and (iv) indemnification of Office Holders. Arrangements with directors as to the terms of their service or compensation also require shareholder approval. All arrangements as to compensation of Office Holders who are not directors require approval of the Board. In certain circumstances, the matters referred to in (i), (ii), and (iv) may also require shareholder approval.

      Office holders (including directors) who have a personal interest in a matter which is considered at a meeting of the Board or the Audit Committee may not be present at such meeting, may not participate in the discussion, and may not vote on any such matter, except that such Office Holders may consent in writing to resolutions adopted by the Board and/or the Audit Committee by unanimous consent.

Stock Option Committee

      In March 1998, the Company established a committee to administer the Company's stock option plans (the "Stock Option Committee"). The Stock Option Committee is charged with administering and overseeing the allocation and distribution of stock options under the approved stock option plans of the Company. The Stock Option Committee is presently comprised of three members: Dan Purjes, Roni Ferber and Robert F. Hussey.

ITEM 11:    COMPENSATION OF DIRECTORS AND OFFICERS

      For the year ended December 31, 1996, the aggregate compensation paid by the Company to the directors and executive officers of the Company (a total of seven persons) amounted to approximately $523,000. For the year ended December 31, 1997, the aggregate compensation paid by the Company to the directors and executive officers of the Company (a total of 13 persons) amounted to approximately $813,000. For the year ended December 31, 1998, the aggregate compensation paid by the Company to the directors and executive officers of the Company (a total of 14 persons of which eight were in office at December 31, 1998) amounted to approximately $806,000.

      In October 1997, the Company undertook to pay its Board members who are not employees of the Company remuneration for their services as directors. This remuneration includes an annual payment of $5,000 and an additional payment of approximately $250 per meeting. Each non-employee Board member also receives an annual grant of options to purchase 10,000 Ordinary Shares under the conditions set forth in the Company's 1998 Non-Employee Director Share Option Plan.

ITEM 12:    OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES

Outstanding Warrants and Options

      As of April 22, 1999, the Company had options to purchase a total of 1,839,039 Ordinary Shares outstanding under the Company's stock option plans. Of such 1,839,039 options, 460,039 have been issued under the 1995 Plan, 1,329,000 have been issued under the 1997 Plan and 50,000 have been issued under the 1998 Plan. The options granted under the 1995 Plan and the 1997 Plan are subject to various vesting requirements, have been issued at exercise prices ranging from $0.30 to $3.00 per share with various expiration dates. The options granted under the 1998 Plan have an exercise price of $2.75 per share are not subject to vesting requirements and expire on October 26, 2008. See Note 19 to the Company's Financial Statements included as a part of this Form. The Company has also granted to Meital, in connection with a consulting arrangement, an option to acquire 100,000 Ordinary Shares at $1.00 per share in September 1998.

      As of April 22, 1999, the Company had warrants exercisable into a total of 580,000 Ordinary Shares outstanding. Of such warrants, (i) 155,000 were issued to Josephthal as representative of the underwriters in connection with the Company's initial public offering in October 1995 (the "IPO Warrants"), (ii) 400,000 were issued to Josephthal as placement agent in connection with the Company's private placement between September and December 1997 (the "Private Placement Warrants"), and (iii) 25,000 were issued to Cruttenden Roth Incorporated in connection with its role as "qualified independent underwriter" in the Company's current registration on behalf of certain selling security holders of certain Ordinary Shares held thereby (the "QIU Warrants"). The Company also agreed to issue a warrant to purchase a total of 15,000 Ordinary Shares to Zamir & Barak in partial consideration for legal services rendered on behalf of the Company (the "ZB Warrants"). The IPO Warrants are exercisable at $7.20 per share no later than October 2000. The Private Placement Warrants are exercisable at $1.00 per share no later than September and December 2002. The QIU Warrants are exercisable at $4.50 per share from February 2000 to February 2004. The ZB Warrants will be exercisable at $2.75 per share from January 11, 2000 to January 11, 2002. Dan Purjes, the Chairman of the Company is also the Chairman of Josephthal. See "Item 13: Interest of Management in Certain Transactions."

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

      The Company's Board determines the employees and consultants who are granted options under the 1995 Plan, the timing of such grants, the terms thereof, and the number of shares to be covered thereby. The Board also determines the exercise price for Ordinary Shares subject to the Performance and Consultants Options under the 1995 Plan and the exercise price for the Service Options, provided that in no case shall the exercise price of any Service Option be less than 80% of the fair market value of such Ordinary Shares at the date of grant (the "Date of Grant"). Service Options usually vest over a four-year period. One-third of the Service Options vest after the second annual anniversary of the Date of Grant with an additional one-third vesting on the third and fourth anniversary of the Date of Grant, respectively. Performance Options vest under the same terms as applicable to the Service

Options. Consultants Options vest over a specified period of time based on past or future services rendered or performance targets to be achieved by the Company as determined by the Board. Notwithstanding the foregoing, the Consultants Options vest ten years following the Date of Grant. No option may be assigned or transferred except by will or the laws of descent and distribution.

      The Company's 1995 Plan provides that it is to be administered by the Board or by a committee appointed by the Board and is currently administered by the Stock Option Committee. The Stock Option Committee has broad discretion to determine the persons entitled to receive options under the 1995 Plan, the terms and conditions on which options are granted, and the number of Ordinary Shares subject thereto, up to an aggregate amount of 500,000 Ordinary Shares.

      Under the 1995 Plan for Israeli employees, options and Ordinary Shares issuable upon the exercise of options granted to Israeli employees of the Company can be held in a trust until the payment of all taxes due with respect to the grant and exercise (if any) of such options.

1997 Stock Option Plan

      In 1997, the Company's Board adopted the 1997 Plan that provides for grants to employees and consultants of the Company of stock options. An aggregate amount of not more than 1,700,000 stock options are available for grant under the 1997 Plan.

      The Company's 1997 Plan provides that it is to be administered by the Board or by a committee appointed by the Board and is currently administered by the Stock Option Committee. The Stock Option Committee has broad discretion to determine the persons entitled to receive options under the 1997 Plan, the terms and conditions on which options are granted, and the number of Ordinary Shares subject thereto, up to the maximum aggregate amount permitted under the 1997 Plan. The Stock Option Committee also has discretion to determine the purchase price to be paid upon the exercise of an option granted under the 1997 Plan.

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

      The Stock Option Committee determines the term of each option granted under the 1997 Plan; provided, however, that the term of an option shall not be for more than ten (10) years. Upon termination of employment, all unvested options lapse. All options granted vest over a four-year period. One-third of such options vest after the second anniversary of the Date of Grant, one-third after the third anniversary, and the final third after the fourth anniversary of the Date of Grant. Notwithstanding the foregoing, the Stock Option Committee may determine different vesting scheduled for service options granted to employees in special circumstances.

      The options granted are subject to restrictions on transfer, sale, or hypothecation. All options and Ordinary Shares issuable upon the exercise of options granted to Israeli employees of the Company are held in trust for a minimum of two years in accordance with Section 102 of the Israel Income Tax Ordinance.

1998 Non-Employee Director Share Option Plan

      The Company's shareholders approved the 1998 Non-Employee Director Share Option Plan at its annual meeting of shareholders on December 8, 1998 to provide for grants of options to purchase Ordinary Shares to non-employee directors of the Company (the "1998 Plan"). The 1998 Plan will be administered by a committee appointed by the Board consisting of directors not eligible for awards of options under the 1998 Plan (the "Committee"). An aggregate amount of not more than 250,000 Ordinary Shares is reserved for grant under the 1998 Plan. The 1998 Plan will expire on December 8, 2008 (10 years after adoption), unless earlier terminated by the Board.

      Under the 1998 Plan, each non-employee director that served on the 1998 "Grant Date," as defined below, automatically received an option to purchase 10,000 Ordinary Shares on such Grant Date and will receive an option to purchase an additional 10,000 Ordinary Shares on each subsequent Grant Date thereafter provided that he or she is a non-employee director on the Grant Date and has served as such for the entire period since the last Grant Date. The "Grant Date" means, with respect to 1998, October 26, 1998, and with respect to each subsequent year, August 1. Directors first elected or appointed after the 1998 Grant Date, will automatically receive on such director's first day as a director an option to purchase up to 10,000 Ordinary Shares prorated based on the number of full months of service between the prior Grant Date and the next Grant Date. Each such non-employee director would also automatically receive, as of each subsequent Grant Date, an option to purchase 10,000 Ordinary Shares provided he or she is a non-employee director on the Grant Date and has served for the entire period since the last Grant Date.

      The exercise price of the option shares under the 1998 Plan is 100% of the Fair Market Value (as defined below) of such Ordinary Shares at the time of issuance of such options (the "Date of Grant"). The "Fair Market Value" means, as of any date, the average closing bid and sale prices of the Ordinary Shares for the date in question as furnished by the National Association of Securities Dealers, Inc. through Nasdaq or any similar organization if Nasdaq is no longer reporting such information, or such other market on which the Ordinary Shares are then traded, or if not then traded, as determined in good faith (using customary valuation methods) by resolution of the members of the Board of Directors of the Company, based on the best information available to it. The exercise price is required to be paid in cash.

      The term of each option granted under the 1998 Plan is ten (10) years from the applicable Date of Grant. All options granted vest immediately after issuance.

      The options granted would be subject to restrictions on transfer, sale or hypothecation. All options and Ordinary Shares issuable upon the exercise of options granted to the non-employee directors of the Company could be withheld until the payment of taxes due with respect to the grant and exercise (if any) of such options.

ITEM 13:   INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS
Private Placement and Other Payments and Grants

      Between September and December 1997, the Company effected a private offering of its Ordinary Shares in the United States, for which Josephthal acted as exclusive placement agent. As of April 16, 1999, the Chairman of Josephthal, Dan Purjes, who is also the Company's Chairman, beneficially owns approximately 37.26% of the Company's Ordinary Shares, and other individuals affiliated with Josephthal beneficially own approximately 7.13% of the Company's Ordinary Shares. As compensation for its services as the Company's exclusive placement agent, Josephthal received fees of $439,000 and warrants to purchase 400,000 Ordinary Shares at an exercise price of $1.00 per share. Payment to Josephthal in consideration for the banking services rendered by Josephthal to the Company was approved by the Company's shareholders at its annual meeting in October 1997.

      From April through October 1997, an individual employed by Josephthal was the Company's acting Chief Financial Officer, for which he received compensation of approximately $45,000, and Dan Purjes received $20,000 in compensation for his services as Chairman of the Board of Directors of the Company. Dan Purjes, Chairman of the Company and Josephthal, and two individuals who are officers of Josephthal and were simultaneously directors of the Company were granted options under a company stock option plan to purchase in the aggregate 500,000 Ordinary Shares of the Company at $1.25 per share. The foregoing payments and grants were approved by the Company's shareholders at its annual meeting in October 1997.

Certain Facilities and Related Legal Proceedings

      The Company's main facilities in Magshimim, Israel (the "Facilities"), which the Company uses as its headquarters and as a research and development facility, are situated on a plot of land leased to Moshe Nur and his wife. Moshe Nur was the Company's Chairman and its major shareholder until April 1997. Moshe Nur and certain affiliated companies, have been involved in various insolvency proceedings which involved the Company, until a settlement was reached in September 1998. According to the settlement agreements, all material claims against the Company relating to the lease of the Facilities, alleged breach of contracts and alleged debts owed to any of the above mentioned parties were dismissed. Specifically, the Company reached an agreement with Moshe Nur's receiver (and certain creditors) pursuant to which the Company may continue to lease the Facilities until July 2000 without payment of rent. This rent-free use of the Facilities was granted to the Company as set against payment previously made and accounted for as pre-paid rent. Separately, claims related to the ownership of the Company's shares have been resolved and the temporary injunction on the issuance of securities by the Company was lifted.



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

ITEM 19:    CONSOLIDATED FINANCIAL STATEMENTS AND EXHIBITS

A.          INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                            NUR MACROPINTERS LTD.

            Report of Independent Auditors          F-2
            Consolidated Balance Sheets             F-3 - F-4
            Statements of Operations                F-5
            Statements of Changes in Shareholders'
                        Equity                      F-6
            Statements of Cash Flows                F-7 - F-9
            Notes to Financial Statements           F-10 - F-39


B.          EXHIBITS

Exhibit
Number      Description
------      -----------
 3.1  Memorandum of Association of the Registrant, in Hebrew with a translation to English.(1)

 3.2  Articles of Association of the Registrant.(1)

 3.3  Certificate of Name Change.(2)

 4.1  Specimen Certificate for Ordinary Shares.(1)

 4.2  Representative's Warrant Agreement dated October 12, 1995.(1)

 4.3  Form of Representative's Warrant Certificate.(1)

 4.4  Forms of Placement Agent's Warrant Agreement and Certificate.(3)

 4.5  Forms of Qualified Independent Underwriter's Warrant Agreement and
      Certificate.(3)

10.1  1995 Stock Option / Stock Purchase Plan.(1)

10.2  Amendment to the 1995 Stock Option / Stock Purchase Plan.(3)

10.3  1997 Stock Option Plan.(4)

10.4  1998 Non-Employee Director Share Option Plan.(5)

10.5  Lease Agreement between the Registrant and Mr. Moshe Nur dated October 4,
      1993, as amended on May 29, 1995, in Hebrew with a translation to English.(1)

10.6  Lease Agreement for office space in Brussels, Belgium between Nivellease,
      S.A. and the Registrant dated November 25, 1996.(3)

10.7  Lease Agreement for office space in Newton Centre, Massachusetts between
      WHTR Real Estate Limited Partnership and the Registrant dated July 10,
      1998.(3)

10.8  Qualified Independent Underwriting Agreement.(3)

10.9  Distribution Agreement between Imaje S.A. and the Registrant dated June
      26, 1995.(1)

10.10 Settlement Agreements relating to Moshe Nur and his affiliated companies.(3)

10.16 Bank Hapoalin revolving loan agreement.(3,6)

10.17 Agreement between I.T.S. Machinery Development Ltd. and the Registrant dated February 10, 1997.(3)

10.18 Form of confidentiality agreement.(3)

10.19 Agreement dated September 13, 1998 between "Meital" Electronic Technology
      Ltd. and Markowitz Yaakov and NUR Macroprinters Ltd.(3)

21    List of Subsidiaries of the Registrant.

27.1  Financial Data Schedule as of and for the year ended December 31, 1995.(4)

27.2  Financial Data Schedule as of and for the year ended December 31, 1996.(4)

27.3  Financial Data Schedule as of and for the year ended December 31, 1997.(4)

27.4  Financial Data Schedule as of and for the year ended December 31, 1998.

--------------
(1) Previously filed with the Company's Registration Statement (File No. 33-93160) on Form F-1 and incorporated by reference herein.
(2) Previously filed with the Company's Form 6-K dated January 7, 1998 and incorporated by reference herein.
(3) Previously filed with the Company's Form F-1 (File No. 333-66103) and incorporated by reference herein.
(4) Previously filed with the Company's Form 20-F for the year ended December 31, 1997 and incorporated by reference herein.
(5) Previously filed with the Company's Form 6-K dated November 13, 1998 and incorporated by reference herein.
(6) Filed in summary form. Original filed in paper format pursuant to Form SE.

  (a) Financial Statement Schedules

Other than as set forth below, all schedules have been omitted as the required information is either not applicable or presented in the financial statements or notes thereto.

                             NUR MACROPRINTERS LTD.
                 Schedule II - VALUATION AND QUALIFYING ACCOUNTS
                             US DOLLAS in THOUSANDS

---------------------------------------------------------------------------------------------------------------------
                              Balance at               Charged to costs         Deductions          Balance at
                              December 31, 1995        and expenses                                 December 31, 1996
---------------------------------------------------------------------------------------------------------------------
Allowance for doubtful            132                      499                     (25)                  606
accounts
---------------------------------------------------------------------------------------------------------------------
Allowance for returns              --                       --                      --                    --
---------------------------------------------------------------------------------------------------------------------
Allowance for price                --                       --                      --                    --
protection
---------------------------------------------------------------------------------------------------------------------
Total                             132                      499                     (25)                  606
---------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------
                              Balance at               Charged to costs         Deductions          Balance at
                              December 31, 1996        and expenses                                 December 31, 1997
---------------------------------------------------------------------------------------------------------------------
Allowance for doubtful            606                      448                    (514)                  644
accounts
---------------------------------------------------------------------------------------------------------------------
Allowance for returns              --                       --                      --                    --
---------------------------------------------------------------------------------------------------------------------
Allowance for price                --                       --                      --                    --
protection
---------------------------------------------------------------------------------------------------------------------
Total                             606                      448                    (514)                  644
---------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------
                              Balance at               Charged to costs         Deductions          Balance at
                              December 31, 1997        and expenses                                 December 31, 1995
---------------------------------------------------------------------------------------------------------------------
Allowance for doubtful            540                      282                    (178)                  644
accounts
---------------------------------------------------------------------------------------------------------------------
Allowance for returns              --                       --                      --                    --
---------------------------------------------------------------------------------------------------------------------
Allowance for price                --                       --                      --                    --
protection
---------------------------------------------------------------------------------------------------------------------
Total                             540                      282                    (178)                  644
---------------------------------------------------------------------------------------------------------------------

                                  SIGNATURES

      Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.





                                    NUR MACROPRINTERS LTD.




                                    By: /s/ Erez Shachar
                                        -------------------------------------
                                        Erez Shachar
                                        President and Chief Executive Officer


Dated:  May 4, 1999

                         REPORT OF INDEPENDENT AUDITORS

                             To the Shareholders of

                      M.NUR MARKETING & COMMUNICATION GmbH


     We have audited the accompanying balance sheets of M.Nur Marketing & Communication GmbH ("the Company") as of December 31, 1997 and 1998 and the related statements of operations, changes in shareholders equity and cash flows for each of the two years in the period ended December 31, 1998 and the company's statement of operations, changes in shareholders equity and cash flows for the year ended December 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, based on our audits, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 1997 and 1998 and the related results of their operations and cash flows for each of the two years in the period ended
December 31, 1998, and the Company's results of operations and cash flows for the year ended December 31, 1996, in conformity with generally accepted accounting principles in Germany. As applicable to the Company's financial statements, generally accepted accounting principles in the United States and in Germany are identical in all material aspects.

Kasell, Germany
April 21, 1999

                                          Yours truly,




               [seal]                   /s/ Willy Knyrim


                                          WILLY KNYRIM
                               Certified Public Accountants (Germany)

                             NUR MACROPRINTERS LTD.


            CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 1998


                                IN U. S. DOLLARS




                                            INDEX


                                                                      Page
                                                                   -----------

Report of Independent Auditors                                        F-2

Consolidated Balance Sheets                                        F-3 - F-4

Consolidated Statements of Operations                                 F-5

Statements of Changes in Shareholders' Equity                         F-6

Consolidated Statements of Cash Flows                              F-7 - F-9

Notes to Financial Statements                                     F-10 - F-39


                                   - - - - - - - - - - - -

        ERNST & YOUNG          [ERNST & YOUNG LOGO]
     KOST FORER & GABBAY



                         REPORT OF INDEPENDENT AUDITORS

                             To the Shareholders of

                             NUR MACROPRINTERS LTD.


        We have audited the accompanying consolidated balance sheets of Nur Macroprinters Ltd. ("the Company") and its subsidiaries as of December 31, 1997 and 1998 and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of a subsidiary, which statements reflect total assets constituting 4.9% and 4.2% of consolidated total assets as of December 31, 1997 and 1998, respectively, and total revenues constituting 18%, 14% and 12% of the related consolidated totals for each of the three years in the period ended December 31, 1998, respectively. These statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to data included for this subsidiary, is based solely on the reports of the other auditors.

        We conducted our audits in accordance with generally accepted auditing standards in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of the other auditors provide a reasonable basis for our opinion.

        In our opinion, based on our audits and the reports of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 1997 and 1998 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles in the United States.




                                              /s/ Kost, Forer and Gabbay
Tel-Aviv, Israel                              --------------------------
March 1, 1999                                   KOST, FORER and GABBAY
                                         Certified Public Accountants (Israel)
                                        A Member of Ernst & Young International

                                                         NUR MACROPRINTERS LTD.
CONSOLIDATED BALANCE SHEETS
-------------------------------------------------------------------------------

                                                                              December 31,
                                                                    ----------------------------------
                                                                        1997                1998
                                                                    -------------       --------------
                                                                        U.S. dollars in thousands
                                                                    ----------------------------------
     ASSETS

CURRENT ASSETS
  Cash and cash equivalents (Note 3)                                      1,234               2,327
  Marketable securities                                                       -                  63
  Trade receivables (net of allowance for doubtful accounts:
   $ 540 and $ 644 as of December 31, 1997 and 1998,
   respectively) (Note 4)                                                 5,981               9,091
  Other accounts receivable and prepaid expenses (Note 5)                 1,745               2,756
  Inventories (Note 6)                                                    2,252               3,699
                                                                    -------------       --------------

Total current assets                                                     11,212              17,936
-----
                                                                    -------------       --------------

LONG-TERM INVESTMENTS:
  Restricted long-term bank deposit                                         150                 337
  Prepaid expenses (Note 9)                                                 137                  59
  Severance pay fund (Note 15)                                              262                 369
                                                                    -------------       --------------

Total long-term investments                                                 549                 765
-----
                                                                    -------------       --------------

PROPERTY AND EQUIPMENT, NET (Note 7):                                     1,641               3,058
                                                                    -------------       --------------

 OTHER ASSETS, net (Note 8)                                                 381                 236
                                                                    -------------       --------------

Total assets                                                             13,783              21,995
-----
                                                                    =============       ==============




The accompanying notes are an integral part of the financial statements.

                                                         NUR MACROPRINTERS LTD.
CONSOLIDATED BALANCE SHEETS
-------------------------------------------------------------------------------

                                                                               December 31,
                                                                    ------------------------------------
                                                                        1997                 1998
                                                                    -------------       ----------------
                                                                         U.S. dollars in thousands
                                                                    ------------------------------------

     LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
  Short-term bank loans (Note 10)                                           652               2,972
  Current maturities of long-term bank loans (Note 13)                      527                 224
  Trade payables (Note 11)                                                3,216               6,104
  Accrued expenses and other liabilities (Note 12)                        2,126               2,926
  Customer advances                                                          17                 269
                                                                    -------------       ----------------

Total current liabilities                                                 6,538              12,495
-----
                                                                    -------------       ----------------

LONG-TERM LIABILITIES:
  Long-term loans, net (Note 13)                                          1,076                 950
  Accrued expenses (Note 14)                                                  -                 587
  Accrued severance pay (Note 15)                                           358                 464
                                                                    -------------       ----------------

Total long-term liabilities                                               1,434               2,001
-----
                                                                    -------------       ----------------

MINORITY INTEREST                                                            26                  69
                                                                    -------------       ----------------

SHAREHOLDERS' EQUITY:
  Share capital (Note 19):
   Ordinary Shares of NIS 1 per nominal value:
     Authorized: 20,000,000 shares; Issued and outstanding:
     10,880,000 shares as of December 31, 1997 and 1998                   2,729               2,729
  Additional paid-in capital                                             14,383              14,376
  Other comprehensive income (loss)                                         (30)                165
  Accumulated deficit                                                   (11,297)             (9,840)
                                                                    -------------       ----------------

Total shareholders' equity                                                5,785               7,430
-----
                                                                    -------------       ----------------

Total liabilities and shareholders' equity                               13,783              21,995
-----
                                                                    =============       ================


The accompanying notes are an integral part of the financial statements.





                                                         NUR MACROPRINTERS LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
-----------------------------------------------------------------------------------------------------


                                                                          Year ended December 31,
                                                             --------------------------------------------------
                                                                  1996            1997            1998
                                                               ------------    -----------   ---------------
                                                             U.S. dollars in thousands except per share amounts
                                                             --------------------------------------------------
Revenues (Note 21a-c)
  Sales of printers and related products                           13,639        18,874         31,905
  Sales of printed materials                                        2,998         3,085          4,540
                                                              ------------    -----------   ---------------

                                                                   16,637        21,959         36,445
                                                              ------------    -----------   ---------------
Cost of revenues:
  Cost of sales of printers and related products                   11,528         9,627         16,368
  Cost of sales of printed materials                                2,008         1,684          2,579
                                                              ------------    -----------   ---------------

                                                                   13,536        11,311         18,947
                                                              ------------    -----------   ---------------

Gross profit                                                        3,101        10,648         17,498
                                                              ------------    -----------   ---------------

Research and development expenses                                   1,530         1,726          5,027
Less - grants and royalty-bearing grants                              372            43            818
                                                              ------------    -----------   ---------------

Research and development expenses, net                              1,158         1,683          4,209
                                                              ------------    -----------   ---------------

Selling and marketing expenses, net (Note 21d)                      4,823         4,620          6,111
General and administrative expenses                                 2,560         3,439          4,802
Write-off of debts of related parties (Note 21f)                    3,757             -              -
                                                              ------------    -----------   ---------------

                                                                   11,140         8,059         10,913
                                                              ------------    -----------   ---------------

Operating income (loss)                                            (9,197)          906          2,376
Financial expenses, net (Note 21e)                                    589           320            501
Gain (loss) on marketable securities                                   22             -            (91)
Other income (expenses), net                                           76            (8)           (20)
                                                              ------------    -----------   ---------------

Income (loss) before taxes on income                               (9,688)          578          1,764
Taxes on income (Note 20e)                                            400            67            264
                                                              ------------    -----------   ---------------

Income (loss) after taxes on income                               (10,088)          511          1,500
Minority interest in earnings of subsidiary                             -           (26)           (43)
                                                              ------------    -----------   ---------------

Net income (loss)                                                 (10,088)          485          1,457
                                                              ============    ===========   ===============

Basic and diluted earnings (loss) per share (Note 2j and 19b)       (1.47)         0.07           0.13

                                                              ============    ===========   ===============


The accompanying notes are an integral part of the financial statements.

                                                         NUR MACROPRINTERS LTD.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
-------------------------------------------------------------------------------

                                                     Number of
                                                       shares
                                                     outstanding                                    Other
                                                     -----------                  Additional     comprehensive
                                                      Ordinary        Share         paid-in         income       Accumulated
                                                       shares        capital        capital         (loss)         deficit
                                                     -----------    -----------   ------------   -------------   ------------
                                                                            U.S. dollars in thousands
                                                     --------------------------------------------------------------------------
Balance as of January 1, 1996                         6,880,000          1,593        11,867              48          (1,694)
-----------------------------

Comprehensive income:
Net loss                                                      -              -             -               -         (10,088)
Other comprehensive income:
Foreign currency translation adjustment                       -              -             -              61               -

Comprehensive income (loss)                                   -              -             -               -               -

Amortization of deferred compensation                         -              -            49               -               -
                                                     -----------    -----------   ------------   -------------   ------------
Balance as of December 31, 1996                       6,880,000          1,593        11,916             109         (11,782)
-------------------------------

Comprehensive income:
Net income                                                    -              -             -               -             485
Other comprehensive income:
Foreign currency translation adjustment                       -              -             -            (139)              -

Comprehensive income                                          -              -             -               -               -

Issuance of shares, net                               4,000,000          1,136         2,376               -               -
Amortization of deferred compensation                         -              -            91               -               -
                                                     -----------    -----------   ------------   -------------   ------------
Balance as of December 31, 1997                      10,880,000          2,729        14,383             (30)        (11,297)
-------------------------------

Comprehensive income:
Net income                                                    -              -             -               -           1,457
Other comprehensive income:
Foreign currency translation adjustment                       -              -             -             195               -

Comprehensive income                                          -              -             -               -               -

Share capital issuance expenses                               -              -          (128)              -               -
Amortization of deferred compensation                         -              -           121               -               -
                                                     -----------    -----------   ------------   -------------   ------------
Balance as of December 31, 1998                      10,880,000          2,729        14,376             165          (9,840)
-------------------------------
                                                     ===========    ===========   ============   =============   ============

                                                                       Total
                                                   Comprehensive   shareholders'
                                                   income (loss)      equity
                                                   ------------    ------------
                                                    U.S. dollars in thousands
                                                   ----------------------------
Balance as of January 1, 1996                                           11,814
-----------------------------

Comprehensive income:
Net loss                                               (10,088)        (10,088)
Other comprehensive income:
Foreign currency translation adjustment                     61              61
                                                   ------------
Comprehensive income (loss)                            (10,027)              -
                                                   ============
Amortization of deferred compensation                                       49
                                                                   ------------
Balance as of December 31, 1996                                          1,836
-------------------------------
Comprehensive income:
Net income                                                 485             485
Other comprehensive income:
Foreign currency translation adjustment                   (139)           (139)
                                                   ------------
Comprehensive income                                       346               -
                                                   ============
Issuance of shares, net                                                  3,512
Amortization of deferred compensation                                       91
                                                                   ------------
Balance as of December 31, 1997                                          5,785
-------------------------------
Comprehensive income:
Net income                                               1,457           1,457
Other comprehensive income:
Foreign currency translation adjustment                    195             195
                                                   ------------
Comprehensive income                                     1,652               -
                                                   ============
Share capital issuance expenses                                           (128)
Amortization of deferred compensation                                      121
                                                                   ------------
Balance as of December 31, 1998                                          7,430
-------------------------------                                    ============

The accompanying notes are an integral part of the financial statements.

                                                         NUR MACROPRINTERS LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
-------------------------------------------------------------------------------

                                                                        Year ended December 31,
                                                                 --------------------------------------
                                                                    1996          1997          1998
                                                                 -----------    ----------    ---------
                                                                       U.S. dollars in thousands
                                                                 --------------------------------------
Cash flows from operating activities:

Net income (loss)                                                  (10,088)           485         1,457
Adjustments to reconcile net income (loss) to net
  cash provided by (used in) operating activities:

  Minority interest in earnings of subsidiary                            -             26            43
  Depreciation and amortization                                        321            644           792
  Loss (gain) from sale of property and equipment                       (4)             8            20
  Loss (gain) on marketable securities                                 (22)             -            91
  Deferred taxes, net                                                  400             27           (34)
  Amortization of deferred compensation                                 49             91           121
  Accrued severance pay, net                                            83            (18)           (1)
  Write-off of technology assigned to research and development           -              -         1,950
  Marketable securities                                                512              -          (154)
  Decrease (increase) in trade receivables                           3,625         (1,783)       (3,026)
  Decrease (increase) in other accounts receivable
   and prepaid expenses                                               (378)            41          (953)
  Decrease (increase) in inventories                                (1,738)           317        (1,447)
  Decrease in prepaid expenses                                           -         *) 231            78
  Increase (decrease) in trade payables                              1,435         (1,248)        2,933
  Increase in accrued expenses and
   other liabilities                                                   224            502           463
  Increase (decrease) in customer advances                           1,345         (1,328)           59
  Increase in long term accrued expenses                                 -              -           504
                                                                 -----------    ----------    ---------

Net cash provided by (used in) operating activities                 (4,236)        (2,005)        2,896
                                                                 -----------    ----------    ---------

*) Reclassified.

The accompanying notes are an integral part of the financial statements.

                                                         NUR MACROPRINTERS LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
-------------------------------------------------------------------------------


                                                                       Year ended December 31,
                                                                --------------------------------------
                                                                   1996         1997         1998
                                                                -----------  ------------ ------------
                                                                     U.S. dollars in thousands
                                                               --------------------------------------

Cash flows from investing activities:

Proceeds from principal of short-term loans to affiliates
  and a shareholder                                                  339           -             -
Restricted long term bank deposit                                      -        (150)         (187)
Proceeds from long-term bank deposit                                 400           -             -
Purchase of property and equipment                                  (230)     (1,479)       (2,541)
Proceeds from sale of property and equipment                         393          15           191
Grants received                                                        -           -           266
Prepaid expenses                                                    (368)       *) -             -
Acquisition of technology                                              -           -        (1,307)
                                                               -----------  ------------ ------------

Net cash provided by (used in) investing activities                  534      (1,614)       (3,578)
                                                               -----------  ------------ ------------

Cash flows from financing activities:

Share capital issuance expenses                                        -           -          (128)
Proceeds from issuance of shares, net                                  -       3,512             -
Short-term bank credit, net                                        1,424        (810)        2,320
Proceeds from principal of long-term loans                             -       1,263           106
Repayment of principal of long-term loans                           (355)       (886)         (535)
                                                               -----------  ------------ ------------

Net cash provided by financing activities                          1,069       3,079         1,763
                                                               -----------  ------------ ------------

Effect of exchange rate changes on cash and cash equivalents           6          36            12
                                                               -----------  ------------ ------------

Increase (decrease) in cash and cash equivalents                  (2,627)       (504)        1,093

Cash and cash equivalents at the beginning of the year             4,365       1,738         1,234
                                                               -----------  ------------ ------------

Cash and cash equivalents at the end of the year                   1,738       1,234         2,327
                                                               ===========  ============ ============

*) Reclassified.


The accompanying notes are an integral part of the financial statements.

                                                         NUR MACROPRINTERS LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------


                                                                        Year ended December 31,
                                                                  -------------------------------------
                                                                    1996           1997         1998
                                                                  ----------    -----------    --------
                                                                       U.S. dollars in thousands
                                                                  -------------------------------------
(1)  Purchase of subsidiary for cash:

     Estimated fair value of assets and liabilities acquired:

       Working capital                                                 196            -              -
       Fixed assets                                                  (585)            -              -
       Long-term loan                                                  359            -              -
       Accrued severance pay                                            30            -              -
                                                                -----------   -----------    ---------

                                                                         -            -              -
                                                                ===========   ===========    =========
     Supplemental disclosure of cash flow information:

       Cash paid during the year for:
        Interest                                                       763          367            174
                                                                ===========   ===========    =========

        Income taxes                                                    38           74            110
                                                                ===========   ===========    =========

     Non-cash investing information:

       Accrued expenses and other liabilities incurred upon
       the acquisition of technology                                     -            -            643
                                                                ===========   ===========    =========


      The accompanying notes are an integral part of the financial statements.

                                                         NUR MACROPRINTERS LTD.
NOTES TO FINANCIAL STATEMENTS
-------------------------------------------------------------------------------


NOTE 1:-    GENERAL

            a.    Organization:

                  1. Nur Macroprinters Ltd. ("the Company"), an Israeli Corporation, is an industrial company. The Company develops, manufactures and sells digital continuous ink-jet printing systems and related consumable products for large format printing. The Company maintains wholly-owned subsidiaries in Europe and United States for sales support and marketing. The Company's products are sold by a network of dealers and distributors. The principal markets of the Company and its subsidiaries are located in Europe and United States.

                  2.   Nur Media Solutions S.A. ("Nur Media Solutions"):

                       In April 1998, the Company renamed its previously wholly-owned subsidiary Nur International S.A. to Nur Media Solutions S.A., which is engaged in developing and marketing of consumables for the Company's printers (see
                       Note 16c).

                  3.   Nur America Inc. ("Nur America"):

                       In 1996, the Company established a wholly-owned subsidiary in the United States - Nur America, which is engaged in the marketing of the Company's products and related consumable products in South America and North America.

                  4.   Nur Advanced Technologies (Europe) S.A. ("Nur Europe"):

                       In 1996, the Company established a wholly-owned subsidiary in Belgium - Nur Europe which is engaged in the marketing of the Company's products and related consumable products in Europe.

                  5.   M. Nur Marketing & Communication GmbH ("Nur Germany"):

                       In December 1997, the Company purchased the shares of Nur Germany, a 84% owned subsidiary, that were held by Nur Media Solutions. Nur Germany is engaged in selling and marketing of consumable printed materials.

            b.  Financial difficulties:

                During 1996, the Company experienced severe financial difficulties. The Company wrote off $ 3,757 thousand, due to outstanding debts of the Company to Moshe Nur, the Company's former Chairman of the Board of Directors and a former major shareholder, and with companies controlled by Moshe Nur, which are currently in bankruptcy proceedings (see also Notes 16, 18 and 22j).

                                                         NUR MACROPRINTERS LTD.
NOTES TO FINANCIAL STATEMENTS
-------------------------------------------------------------------------------


            c.  Acquisition of technology:

                In December 1997, the Company signed an agreement with a private company, Meital Electronic Technologies Ltd. ("Meital"), which is engaged in research and development in fields related to the Company's activity. In accordance with the agreement, the Company provided loans to Meital in 1997 and 1998 totaling $ 50 thousand and $ 350 thousand, respectively. During 1997 and 1998, the Company recorded a provision in respect of the aforementioned amounts since Meital is in the development stage, and there is an uncertainty regarding its ability to repay the loans.

                In September 1998, the Company acquired from Meital all rights (including all related assets) to Meital's piezo DoD inkjet technologies for application in wide format digital printers for approximately $3.0 million, consisting of an up-front payment of $750 thousand, the assumption of certain liabilities including those that relate to the legal dispute between Idanit Technologies Ltd. ("Idanit") and Meital (see Note 14) and future sales which are based on royalties. The Meital acquisition resulted in a one-time charge to research and development in the amount of $1.95 million. The Company has future royalty obligations, based on future sales, in the next three years, of Meital's technology-based printers, which will not exceed $1.3 million. If certain minimum royalties are not paid, Meital has the option to buy back the technology in the amount of royalties paid by the Company.

            d.  Concentration of risks that may have a significant impact on the
                Company:

                Suppliers

                The Company purchases all of the ink and ink-jets used in its current printers from one supplier while using the supplier's credit-terms. The Company's customers rely on the ink to operate their printers.

                Because the Company's business depends on the sale of its printers, a failure in supplying or a change in credit-terms could have a severe adverse effect on the Company's financial results.

                Subcontractors

                The Company employs a limited number of unaffiliated subcontractors to manufacture components for its printers. The Company currently employs one independent sub-contractor to assemble its printers.

                Because the Company relies on subcontractors, its business could suffer if the Company fails to maintain its relationships with its subcontractors or fails to develop alternative sources for its printer components.

                                                         NUR MACROPRINTERS LTD.
NOTES TO FINANCIAL STATEMENTS
-------------------------------------------------------------------------------


NOTE 2:-    SIGNIFICANT ACCOUNTING POLICIES

            The Company's consolidated financial statements have been prepared in accordance with Generally Accepted Accounting Principles in Israel ("Israel GAAP"). As applicable to the Company's consolidated financial statements Generally Accepted Accounting Principles in the United States ("U.S. GAAP") and in Israel are identical in all material respects.

            a.    Use of estimates:

                  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

            b.    Financial statements:

                  1.  Financial statements in U.S. dollars:

                      The accompanying consolidated financial statements have been prepared in U.S. dollars. The U.S. dollar is the currency of the primary economic environment in which the operations of the Company and Nur America are conducted. The U.S. dollar is also the functional and reporting currency of the Company. The majority of sales are made in U.S. dollars and the majority of purchases of materials and components are invoiced and paid in U.S. dollars. In addition, a substantial number of other expenses are incurred outside Israel in U.S. dollars or paid in U.S. dollars or in New Israeli Shekels ("NIS") linked to the exchange rate of the U.S. dollar.

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

                                                         NUR MACROPRINTERS LTD.
NOTES TO FINANCIAL STATEMENTS
-------------------------------------------------------------------------------



                  2.  Foreign currency translation:

                      The financial statements of certain subsidiaries, whose functional currency is not the U.S. dollar, have been translated into U.S. dollars, in accordance with FASB Statement No. 52, "Foreign Currency Translation". All balance sheet accounts have been translated using the exchange rates in effect at the balance sheet date. Statement of operations amounts have been translated using the average exchange rate for the year. The resulting aggregate translation adjustments are reported as a component of shareholders' equity.

            c.  Principles of consolidation:

                The consolidated financial statements include the accounts of the Company and its subsidiaries listed below. Intercompany transactions and balances, including profits from intercompany sales not yet realized outside the group, have been eliminated in consolidation.

                Subsidiaries included in consolidation:

                                                                   December 31, 1998 and 1997
                                                               ------------------------------------
                                                                        Shares conferring
                                                               ------------------------------------
                                                                                      Rights to
                                                               Voting rights           profits
                                                               ---------------      ---------------
                                                                     %                    %
                                                               ---------------      ---------------

                Nur Media-Solutions S.A.                             100                  100

                Nur Europe                                           100                  100

                Nur America                                          100                  100

                Nur Germany                                           84                   84

            d.  Cash equivalents:

                The Company considers all highly liquid investments originally purchased with maturities of three months or less to be cash equivalents.

                                                         NUR MACROPRINTERS LTD.
NOTES TO FINANCIAL STATEMENTS
-------------------------------------------------------------------------------


            e.   Trade receivables:

                 Trade receivables include amounts billed to clients and various amounts due from transactions arising in the ordinary course of business. Management periodically evaluates the collectibility of these receivables and adjusts the allowance for doubtful accounts to reflect the amounts estimated to be uncollectible.

            f.   Marketable securities:

                 Management determines the appropriate classification of its investments in marketable securities at the time of purchase and reevaluated such determination at each balance sheet date. Marketable securities are accounted for as trading securities in accordance with the provisions of Statement No. 115 of the FASB. The marketable securities consist of debentures, mutual funds and other securities which are carried at their market value on balance sheet date. The change in the difference between the market value and cost of marketable securities is credited or charged to the statement of operations.

            g.   Inventories:

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

            h.   Restricted long term bank deposit:

                 Restricted long term bank deposit is maintained with banks to secure leasing obligations of a customer. The Company is restricted from withdrawing any portion of the long term bank deposit at any time, until the repayment of the leasing obligation by the customer. The restricted long term bank deposit will mature approximately in 2001, is linked to the U.S. dollar and bears interest at a rate of 5%.

            i.   Property and equipment:

                 These assets are stated at cost, net of grant received.

                 Depreciation is calculated using the straight-line method over the estimated useful lives of the assets.

                                                         NUR MACROPRINTERS LTD.

NOTES TO FINANCIAL STATEMENTS
-------------------------------------------------------------------------------


                 The annual depreciation rates are as follows:

                                                                                  %
                                                                     -----------------------------

                 Machinery and equipment                                       10 - 33
                 Motor vehicles                                                   15
                 Office furniture and equipment                                 6 - 10
                 Building                                                         3
                 Leasehold improvements                               Over the term of the lease
                                                                              agreement

            j.   Other assets:

                 Other assets are stated at amortized cost. Amortization is calculated using the straight-line method over the estimated useful lives, at the following annual rates:

                                                                     %
                                                               --------------

                 Distribution rights                                20
                 Patent rights                                      10

            k.   Income taxes:

                 The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes". This statement prescribes the use of the liability method, whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.

            l.   Basic and diluted earnings (loss) per share:

                 Basic earnings (loss) per share is computed based on the weighted average number of ordinary shares outstanding during each year. Diluted earnings per share is computed based on the weighted average number of ordinary shares outstanding during each year, plus dilutive potential ordinary shares considered outstanding during the year, in accordance with FASB Statement No. 128, "Earnings Per Share".

            m.   Accounting for stock-based compensation:

                 The Company has chosen to continue accounting for stock-based compensation in accordance with the provisions of Accounting Principles Board Opinion No. 25 ("APB-25"), "Accounting for Stock Issued to Employees". Under APB-25, when the exercise price of the Company's share options equals or is higher than the market price of the underlying shares on the date of grant, no compensation expense is recognized. The pro-forma information with respect to the fair value of the options is provided in accordance with the provisions of Statement No. 123 (see Note 19). In accounting for option granted to other than employees, the provision of SFAS 123 was applied.

                                                         NUR MACROPRINTERS LTD.
NOTES TO FINANCIAL STATEMENTS
-------------------------------------------------------------------------------


            n.    Revenue recognition

                  1. Revenues from sales of products are recognized upon shipment provided that no significant vendor obligations remain and collection is deemed probable.

                  2. Revenues from services are recognized ratably over the term of the agreements.

                  3. Estimated warranty costs which to date have been insignificant are accrued in the financial statements (in respect of most of these costs the Company has warranties from its suppliers).

            o.   Research and development:

                 Research and development expenses are charged to expenses as incurred.

                 Grants are netted from research and development costs on an accrual basis as the related expenses are incurred.

            p.   Royalty-bearing grants:

                 Royalty-bearing grants from the Government of Israel for funding of approved research projects and for funding marketing activity are recognized at the time in which the Company is entitled to such grants, on the basis of the related costs incurred.

            q.   Advertising costs:

                 The Company expenses advertising costs as incurred.

            r.   Concentrations of credit risk:

                 SFAS No. 105, "Disclosure of Information About Financial Instruments with Off-Balance-Sheet Risk and Financial Instruments with Concentrations of Credit Risk", requires disclosure of any significant off-balance-sheet and credit risk concentrations. The Company has no significant off-balance-sheet concentration of credit risk such as foreign exchange contracts, option contracts or other foreign hedging arrangements.

                 Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash, cash equivalents, trade receivables and restricted cash. Cash, cash equivalents and restricted cash are deposited with major banks in Israel, the United States and Belgium. Such deposits in the United States may be in excess of insured limits and are not insured in other jurisdictions. Management believes that the financial institutions that hold the Company's investments are financially sound, and, accordingly, minimal credit risk exists with respect to these investments. The Company's trade receivables are mainly derived from sales to customers in the United States and Europe. The Company has adopted credit policies and standards intended to accommodate industry growth and inherent risk. Management believes that credit risks are moderated by the diversity of its end customers and geographic sales areas. The Company performs ongoing credit evaluations of its customers' financial condition and requires collateral as deemed necessary.

                                                         NUR MACROPRINTERS LTD.
NOTES TO FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

            s.   Fair value of financial instruments:

                 The estimated fair value of financial instruments has been determined by the Company using available market information and valuation methodologies. Considerable judgment is required in estimating fair values. Accordingly, the estimates may not be indicative of the amounts the Company could realize in a current market exchange. The carrying amounts of cash, cash equivalents and restricted cash approximate fair values, due to the short term maturities of these instruments and the terms of the deposits.

                 The carrying amounts of the Company's borrowings under its short-term credit agreements approximate their fair value. The fair value of the Company's long-term loan is estimated using discounted cash flow analyses, based on the Company's current increment borrowing rates for similar types of borrowing arrangements.

                 The carrying amounts and fair values of the Company's financial instruments at December 31, 1998, are as follows:

                                                                  Carrying amount       Fair value
                                                                ----------------    ----------------
                                                                     U.S. dollars in thousands
                                                                ------------------------------------

                  Cash and cash equivalents                           2,327               2,327
                  Restricted long-term bank deposits                    337                 337
                  Short term bank loans                               2,972               2,972
                  Long term loans                                     1,174               1,174

            t.   Segment reporting:

                 The Company adopted SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information", in 1998. SFAS No. 131 supersedes SFAS No. 14, replacing the "industry segment approach" with the "management approach", whereby companies report financial and descriptive information about their operating segments. Operating segments are revenue-producing components of the enterprise for which separate financial information is produced internally and are subject to evaluation by the chief operating decision-maker in deciding how to allocate resources to segments (see Note 22).

            u.   Impact of recently issued accounting standards:

                 In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133 ("SFAS 133"), "Accounting for Derivative Instruments and Hedging Activities". The Statement establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. The Statement requires that changes in the derivative's fair value be recognized currently in earnings, unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the income statement, and requires that a company must formally document, designate and assess the effectiveness of transactions that receive hedge accounting. SFAS 133 is effective for fiscal years beginning after June 15, 1999, and must be applied to instruments issued, acquired, or substantively modified after December 31, 1997. The Company does not expect the adoption of the accounting pronouncement to have a material effect on its financial position or results of operations.

                                                         NUR MACROPRINTERS LTD.
NOTES TO FINANCIAL STATEMENTS
-------------------------------------------------------------------------------


NOTE 3:-    CASH AND CASH EQUIVALENTS

                                                                                 December 31,
                                               Linkage        Interest     --------------------------
                                                terms           rate         1997           1998
                                             -------------    --------     ---------    -------------
                                                                 %         U.S. dollars in thousands
                                                             -----------   --------------------------
                                             U.S. dollars         5.1         1,031        1,297
                                                  FF              9.2            61           76
                                                  DM              3.3           135          698
                                             Unlinked NIS          -              7            5
                                            Belgian Franks                        -          163
                                                 Other                            -           88
                                                                            ----------   ------------

                                                                              1,234        2,327
                                                                            ==========   ============


NOTE 4:-    TRADE RECEIVABLES

            Open accounts (1)                                                 6,340        9,653
            Notes receivable                                                    181           82
                                                                            ----------   ------------

                                                                              6,521        9,735
            Less - allowance for doubtful accounts                              540          644
                                                                            ----------   ------------

                                                                              5,981        9,091
                                                                            ==========   ============
            (1) Including receivables due from one customer in the amount of $ 717 thousand as of December 31, 1998
                (December 31, 1997 - $784 thousand).


NOTE 5:-    OTHER ACCOUNTS RECEIVABLE AND
            PREPAID EXPENSES

            Government authorities                                             321           665
            Participations and grants receivable                               392           683
            Related parties (1)                                                146            93
            Deferred taxes (2)                                                   8            42
            Advances to suppliers                                              353           437
            Prepaid expenses and other                                         525           836
                                                                           ----------    ------------

                                                                             1,745         2,756
                                                                           ==========    ============

            (1) Balances of two executives that are linked to the U.S. dollar and bears annual interest at the rate of 2%.

            (2)   See Note 20.

                                                         NUR MACROPRINTERS LTD.
NOTES TO FINANCIAL STATEMENTS
-------------------------------------------------------------------------------


NOTE 6:-  INVENTORIES

                                                                                December 31,
                                                                        -----------------------------
                                                                            1997            1998
                                                                        -------------   -------------
                                                                         U.S. dollars in thousands
                                                                        -----------------------------

          Raw materials                                                 (*    372           1,539
          Work-in-progress                                                    277             226
          Finished products                                             (*  1,603           1,934
                                                                        -------------   -------------

                                                                            2,252           3,699
                                                                        =============   =============

          *) Reclassified.


NOTE 7:-  PROPERTY AND EQUIPMENT


                                                              Office      Building
                                 Machinery                   furniture       and
                                    and        Motor            and       leasehold
                                 equipment     vehicles      equipment  improvements   Grants    Total
                                -------------  ----------  -----------   ------------  -------- ---------
                                                       U.S. dollars in thousands
                                -------------------------------------------------------------------------
      Cost as of January 1, 1998     313            146       1,067           918           -    2,444
        Additions                  1,374            270         606           291        (266)   2,275
        Disposals                   (368)           (71)         (9)            -           -     (448)
                                -------------  ----------  -----------   ------------  -------- ---------
       Balance as of
        December 31, 1998          1,319            345       1,664         1,209        (266)   4,271
                                 ------------   ---------   ----------    -----------   -------  --------
      Accumulated depreciation
        as of January 1, 1998        131             64         487           121           -      803
        Additions                    219             59         308           111         (50)     647
        Disposals                   (217)           (18)         (2)            -           -     (237)
                                -------------  ----------  -----------   ------------  -------- ---------
      Balance as of
        December 31, 1998            133            105         793           232         (50)   1,213
                                -------------  ----------  -----------   ------------  -------- ---------
      Depreciated cost as of
        December 31, 1998          1,186            240         871           977        (216)   3,058
                                =============  ==========  ===========   ============  ======== =========
      Depreciated cost as of
        December 31, 1997            182             82         580           797           -    1,641
                                =============  ==========  ===========   ============  ======== =========

            Depreciation expense amounted to $ 177 thousand, $ 496 thousand and $ 647 thousand, for the years ended December 31, 1996, 1997 and 1998 respectively.

            As for charges, see Note 17.

                                                          NUR MACROPRINTERS LTD.
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


NOTE 8:-    OTHER ASSETS, NET

                                                                                December 31,
                                                                        -----------------------------
                                                                            1997            1998
                                                                        -------------   -------------
                                                                         U.S. dollars in thousands
                                                                        -----------------------------
            Cost:
              Distribution rights                                           700             700
              Patent rights                                                  61              61
                                                                        -------------   -------------

                                                                            761             761
                                                                        -------------   -------------
            Accumulated amortization:
              Distribution rights                                           350             490
              Patent rights                                                  30              35
                                                                        -------------   -------------

                                                                            380             525
                                                                        -------------   -------------

            Depreciated cost                                                381             236
                                                                        =============   =============

            Amortization of distribution and patent rights was $ 144 thousand, $148 thousand and $145 thousand, for the years ended December 31, 1996, 1997 and 1998, respectively.


NOTE 9:-    LEASES

            a. Nur America Inc. leases office space and demo-center facility under a ten-year operating lease agreement ending October 2008.

            b. Nur Germany leases office space for a period of 10 years ending in October 2006.

            c. Nur Europe S.A. leases office space and warehouse facilities under a 15 year operating lease agreement ending in December 2011.

            d. The Company entered into a lease agreement with a former shareholder (Moshe Nur) according to which the Company leases two adjacent buildings. Each building occupies approximately 6,500 square feet.

                  During 1996 and 1997, the Company paid $ 545 thousand in respect of the construction of the building, on behalf of Moshe Nur. In 1997, Moshe Nur experienced financial difficulties, resulting in the filing of a petition for bankruptcy. The amounts paid are presented as prepaid rent expenses as of December 31, 1997 and 1998.

                  According to a settlement agreement signed in September 1998 (see Note 16e), it was agreed that the Company's payments are considered as a pre-payment of the lease until July 2000. The Company recorded $ 162 thousand as rent expenses, in connection with such prepaid expenses.

                                                          NUR MACROPRINTERS LTD.
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


            e. Future minimum rental payments as of December 31, 1998, under the aforementioned non- cancelable leases, are as follows (U.S. dollars in thousands):


                 1999                           $     86
                 2000                                 89
                 2001                                 91
                 2002                                 97
                 Thereafter                          820
                                                ------------

                                                $  1,183
                                                ============


            f. Rental expenses were $ 244 thousand, $ 350 thousand and $ 220 thousand for the each of the years ended December 31, 1996, 1997 and 1998, respectively.


NOTE 10:-   SHORT-TERM BANK LOANS

                                                                Weighted
                                                                 average            December 31,
                                                Linkage         interest      --------------------------
                                                 terms            rate          1997          1998
                                             ---------------   ------------   ---------   --------------
                                                                    %         U.S. dollars in thousands
                                                               ------------   --------------------------
            Revolving bank credit           Belgian Franks          5               -          173
            Revolving bank credit                 NIS              17             160          112
            Short-term loans                  U.S. dollar        7.2+1.5          453        1,214
            Short-term loans                      NIS             17.7             39          683
            Short-term loans                Belgian Franks     Libor+0.25           -          790
                                                                              ---------    -------------
                                                                                  652        2,972
                                                                              =========    =============


            The unused line of credit, nominated in NIS, Belgian Franks and US dollars, at December 31, 1997 and 1998 is $ 0 and $ 1,657, respectively.

                                                          NUR MACROPRINTERS LTD.
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


NOTE 11:-   TRADE PAYABLES

                                                                                 December 31,
                                                                           --------------------------
                                                                             1997           1998
                                                                           ---------    -------------
                                                                           U.S. dollars in thousands
                                                                           --------------------------
            Open accounts                                                      2,695         4,812
            Notes payable                                                        521         1,292
                                                                           ----------    ------------
                                                                               3,216         6,104
                                                                           ==========    ============

NOTE 12:-   ACCRUED EXPENSES AND OTHER LIABILITIES

            Employees and payroll accruals                                       585           670
            Royalties payable                                                    390           664
            Current maturities of accrued expenses                                 -           293
            Other accrued expenses                                             1,151         1,299
                                                                           ----------    ------------
                                                                               2,126         2,926
                                                                           ==========    ============

NOTE 13:-   LONG-TERM LOANS

            a.   Composed as follows:

                                                               Weighted
                                                                average
                                                Linkage        interest
                                                 terms           rate
                                             ---------------  ----------
                                                                  %
                                                              ----------
                 From banks                   U.S. dollar        LIBOR
                                                                 +3.12           289           20
                 From others                 Belgian Franks       6.6          1,314        1,154
                                                                            ---------    ------------

                                                                               1,603        1,174
                 Less - current maturities                                       527          224
                                                                            ---------    ------------

                                                                               1,076          950
                                                                            =========    ============
            b. Aggregate maturities of long-term loans:

                 First year (current maturities)                                 527          224
                                                                            ---------    ------------

                 Second year                                                     190          188
                 Third year                                                      162          170
                 Fourth year                                                     139          118
                 Fifth year and thereafter                                       585          474
                                                                            ---------    ------------

                                                                               1,076          950
                                                                            ---------    ------------

                                                                               1,603        1,174
                                                                            =========    ============

                                                          NUR MACROPRINTERS LTD.
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


NOTE 14:-   ACCRUED EXPENSES

            In connection with various claims filed by Dochovna group (the developer of Outboard Printer and several companies he controls), Idanit and the Company, a settlement was reached in December 1998, according to which the Company will pay a total of $ 880 thousand during a three year period. The Company fully provided for the said amount.

            Payments shall bear annual interest of 6% unless the Company pays the full amount by March 31, 2000.

            The parties to the settlements were Dochovna Idanit, Scitex corporation Ltd. (which acquired Idanit), Meital and Jacob Markovits (Meital CEO).


NOTE 15:-   ACCRUED SEVERANCE PAY, NET

            The Company's liability for severance pay pursuant to Israeli law is fully provided by an accrual. Part of the liability is funded through insurance policies which are designated only for severance payments. The value of these policies is recorded as an asset in the Company's balance sheet. Severance pay expenses for the years ended December 31, 1996, 1997 and 1998 were $ 217, $ 312 and $ 314, respectively.


NOTE 16:-   CONTINGENT LIABILITIES

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

                 The Company has no obligation to repay this amount if sales are not sufficient to satisfy the royalty obligations. As of December 31, 1998, the Company has a contingent obligation to pay royalties in the amount of $ 1,152 thousand.

                                                          NUR MACROPRINTERS LTD.
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


            b. The Company is required to pay royalties to the Fund for the Encouragement of Marketing Activity at the rate of 3% of the increases in export sales of products for which the Company received participations for its marketing activities, up to an amount equal to 100% of the grant received.

                  The grant is repayable only in respect of sales of the related products, as a percentage of the growth in export sales.

                  If there is no increase in export sales, or if the Company ceases producing the relevant products, the grant would not be repaid. As of December 31, 1998, the Company has a contingent obligation to pay royalties in the amount of $ 434 thousand.

            c. In May 1996, the Company and Shamrock (former shareholder in Nur Media Solutions) signed an agreement as follows:

                  1. Shamrock will not be required to provide further financing to Nur Media Solutions, in accordance with the previous agreement.

                  2. The Company exercised the option to purchase all of Shamrock's shares in Nur Media Solutions, free and clear of any liens, encumbrances, etc., for a consideration of one dollar.

                  3. Notwithstanding the above, for every year during which Nur Media Solutions' net income (after taxes) will exceed $ 1 million, the Company will pay Shamrock a sum equal to 10% of Nur Media Solutions' net income, up to a total of $ 0.5 million (accumulating from the first payment). Nur Media Solutions' net income shall be determined in its annual audited financial statements. Shamrock's right to payments under this section will expire upon the earlier of the payment of the $ 0.5 million thereunder, or at the end of the fiscal year 2002. In 1996, 1997 and 1998, Nur Media Solutions' net income (after taxes) was less than $ 1 million.

                       Commencing January 1996, the accounts of Nur Media Solutions are consolidated with those of the Company.

            d. The Company has guaranteed capital lease payments in the amount of $ 105 thousand for a printer that was leased by a subsidiary.

            e. During September 1998, the district court of Tel Aviv approved several settlement agreements among the Company, the special manager for Moshe Nur's assets in his bankruptcy proceedings, Moshe Nur and some of his family members, two Israeli banks, and the temporary receiver of Nur Outdoor Advertising Ltd. (a company formerly affiliated with Mr. Nur).

                                                          NUR MACROPRINTERS LTD.
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


                  According to the settlement, all material claims against the Company relating to the lease of its offices (including confirmation of the Company's pre-payment of lease until July
                  2000), alleged breach of contracts and alleged debts owed to any of the abovementioned parties were dismissed. The Company agreed not to file any claim against the abovementioned settling parties, provided that no claims will be filed against the Company in connection with the bankruptcy proceedings.

                  As part of the various settlement agreements, the Company paid an aggregate of $100 thousand. However, in the course of the bankruptcy proceedings of Moshe Nur and the companies controlled by him, the Company may, in the future, be exposed to claims arising from the actions of Moshe Nur, the liability of whom could be material.

            f. In 1997, claims and threats of claims were brought against the Company in respect of various matters. The Company made a provision in the amount of $ 50 thousand in respect of these claims and threats of claims based on the opinion of the Company's Israeli legal advisors. The Company's management believes that these provisions are adequate.


NOTE 17:-   CHARGES, GUARANTEES AND RESTRICTED CASH

            a. As collateral for its liabilities to the banks, the Company granted an unlimited senior in priority lien on its machinery and equipment, motor vehicles, receivables from Scitex, a major customer ("Scitex"), a long-term bank deposit, and marketable securities, as well as a floating lien (a lien on the assets of the Company as they exist from time to time) on all of its assets.

            b. The collateralized liabilities are as follows:

                                                                               December 31,
                                                                       ------------------------------
                                                                           1997             1998
                                                                       -------------    -------------
                                                                         U.S. dollars in thousands
                                                                       ------------------------------
                Short-term bank credit                                       652            2,972
                Long-term liabilities, including current                   1,603            1,174
                maturities
                                                                       -------------    ------------
                                                                           2,255            4,146
                                                                       =============    ============


NOTE 18:-   TRANSACTIONS AND BALANCES WITH RELATED PARTIES

            a. In March 1997, three companies in which Moshe Nur - a former shareholder - has holdings in various percentages, experienced financial difficulties and are in different stages of insolvency. These companies are Nur Outdoor Advertising (Manufacturing and Production) Ltd. ("Nur Outdoor"), Nur Focus Assets and Investments Ltd. ("Nur Focus Assets") and Nur Focus Production (1995) Ltd. ("Nur Focus"). Consequently, there is a considerable doubt as to whether these companies will continue as going concerns. As to the write-off of related parties debts, see Note 21f.

                                                          NUR MACROPRINTERS LTD.
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

                  In May 1997 the Company terminated all of the various agreements entered with these companies and as part of a settlement agreement (see Note 16e) it was agreed that the mentioned companies, Moshe Nur, the temporary receiver of those companies and the Company do not have any claims against each other.

            b.    For a lease agreement with a former shareholder, see Note 9d.

            c. Between September and December 1997, the Company effected a private offering of its Ordinary Shares in the United States (see also Note 19a), for which the investment banking firm of Josephthal and Co. Inc. ("Josephthal") acted as an exclusive placement agent. The chairman of Josephthal beneficially owns approximately 37.26% of the Company's Ordinary Shares, and other individuals affiliated with Josephthal beneficially own approximately 7.13% of the Company's Ordinary Shares. The chairman of Josephthal is the company's chairman. As compensation for his services as the Company's exclusive placement agent, Josephthal received fees of $ 439 thousand and warrants to purchase 400,000 Ordinary Shares at an exercise price of $ 1.00 per share or less than 400,000 Ordinary Shares of the Company if the cashless alternative pursuant to the agreement has been chosen. Finally, an individual employed by Josephthal was the Company's acting Chief Financial Officer from April through October 1997 received compensation of approximately $ 45 thousand.

            d.    Transactions with related parties:

                                                                      Year ended December 31,
                                                               --------------------------------------
                                                                  1996          1997         1998
                                                               -----------   -----------   ----------
                                                                     U.S. dollars in thousands
                                                               --------------------------------------
                   Sales:
                     Nur Outdoor                                    485           159              -
                     Nur Focus                                      113            31              -
                                                               -----------   -----------   ----------
                                                                    598           190              -
                                                               ===========   ===========   ==========
                   Cost of sales:
                     Paid to:
                      Nur Outdoor                                   511            99              -
                      Nur Focus                                       7            18              -
                                                               -----------   -----------   ----------
                                                                    518           117              -
                                                               ===========   ===========   ==========
                   Selling expenses:
                     Nur Focus                                      130             -              -
                                                               ===========   ===========   ==========

                                                          NUR MACROPRINTERS LTD.
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

                                                                  Year ended December 31,
                                                      ------------------------------------------------
                                                           1996             1997            1998
                                                      ---------------    -----------   ---------------
                                                                 U.S. dollars in thousands
                                                      ------------------------------------------------
               General and administrative expenses:
                 Rent expenses                                153                204              -
                 Salary and related benefits
                   paid to two shareholders
                   (1997--three shareholders)                 244                261            238
                                                      ---------------    -------------    ------------
                                                              397                465            238
                                                      ===============    =============    ============
               Financial income:
                 Nur Focus                                    107                  -              -
                 Nur Outdoor                                  182                  -              -
                                                      ---------------    -------------    ------------
                                                              289                  -              -
                                                      ===============    =============    ============

               As to the write-off of debts of related parties, see Note 21f.


NOTE 19:-   SHARE CAPITAL

            a. Between September and December 1997, the Company effected a private offering of its securities in the United States. In the private offering, the Company issued 4,000,000 Ordinary Shares of NIS 1 par value each in consideration of $ 1 per ordinary share.

                  After the initial public offering and the private offering, the Company has 10,880,000 Ordinary Shares of NIS 1 par value each.

                  Following the initial public offering of the Company's shares in October 1995, the Company issued 155,000 warrants to Josephthal. These warrants are exercisable no later than October 2000 into 155,000 Ordinary Shares of the Company at an exercise price of $ 7.20 per share, or less than 155,000 Ordinary Shares of the Company if the cashless alternative pursuant to the agreement has been chosen.

                  As part of the private offering, the Company issued warrants to the placement agent, Josephthal, expiring in September 2002 to purchase 400,000 Ordinary Shares of the Company at an exercise price of $ 1.00 per share or less than 400,000 Ordinary Shares of the Company if the cashless alternative pursuant to the agreement has been chosen.

                                                          NUR MACROPRINTERS LTD.
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


            b. Earning (loss) per share:

                  The following table sets forth the computation of historical basic and diluted earnings (loss) per share:

                                                        1996            1997             1998
                                                    -------------   --------------   -------------
            Numerator:
              Net income (loss)                        $ (10,088)        $  485           $ 1,457
                                                    =============   ==============   =============
              Numerator for basic earnings
               (loss) per share - income
               (loss) available to
               ordinary shareholders                   $ (10,088)        $  485           $ 1,457
                                                    =============   ==============   =============
              Numerator for diluted earnings
              (loss) per share - income (loss)
              available to ordinary shareholders
              after assumed conversions                $ (10,088)        $  485           $ 1,457
                                                    =============   ==============   =============
            Denominator:
            Weighted average
            Ordinary shares outstanding                6,880,000      7,293,640        10,880,000
                                                    -------------   --------------   -------------
            Denominator:
              Denominator for basic earnings
               (loss) per share --
               weighted-average shares                 6,880,000      7,293,640        10,880,000
                                                    -------------   --------------   -------------
              Effect of dilutive securities*)
               Employee stock options                          -         72,527           571,389
                                                    -------------   --------------   -------------
              Denominator for diluted earnings
               (loss) per share-adjusted
               weighted-average shares and
               assumed conversions                     6,880,000      7,366,167        11,451,389
                                                    =============   ==============   =============

            *) The effect of the inclusion of these securities in 1996 would be antidilutive.

            c.    Stock Option Plan:

                  In October 1995, the Company's Board of Directors adopted a Flexible Stock Incentive Plan (the "Stock Incentive Plan"). The Stock Incentive Plan provides for grants of stock options to the Company's employees and outside consultants. An aggregate amount of not more than 500,000 stock options are available for grant under the Stock Incentive Plan. Of such amount, (i) not more than 414,768 options are available for grant as stock options on the basis of future services ("Service Options"), (ii) not more than 18,232 options may be granted as stock options on the basis of performance ("Performance Options") and (iii) not more than 67,000 options may be granted as stock options to consultants on the basis of service or performance in respect of the public offering ("Consultant Options").

                                                          NUR MACROPRINTERS LTD.
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

                  Compensation expenses, which comprise the excess of fair market value of the Performance Options over the exercise price at grant date, are charged to expenses over a vesting period of ten years or on an accelerated basis, provided that various performance targets are achieved (the only variable component is the vesting period).

                  Compensation expenses, which comprise the excess of market value of the Service Options over the exercise price at grant date, are charged to expenses over the vesting period of four years.

                  In October 1997, the Company adopted an additional stock option plan. According to that option plan, 1,200,000 options will be granted to Company's employees, directors and consultants. In October 1998, the Company increased the number of options available for grant by 500,000 options. During 1998, the Company granted 600,000 options (out of which 50,000 options were granted to the Company's CEO) at an exercise price ranging between $ 1.00 to $ 3.00 per share with vesting period between 0 and 3 years.

                  In December 1998, the Company's shareholders approved the directors share option plan ("1998 plan") according to which 250,000 options are available for grant with an exercise price of the average of the closing bid and sale price at the issuance date. Each option is vested immediately and will expire after 10 years. During 1998, the Company granted 40,000 options to directors (including the Chairman of the Board of Directors).

                 The balance of the options at December 31, 1998 is as follows:

                                                                           Options outstanding
                                                                  --------------------------------------
                                                                                               Weighted
                                                      Available      Number      Exercise       average
                                                      for grant    of options      price     exercise price
                                                     -----------  -----------  ------------  --------------
                 Balance as of January 1, 1996         310,474      189,526      0.3-4.8          2.32
                    Options granted (1 employee)       (18,232)      18,232        1.3            1.30
                    Options expired                     87,987      (87,987)     1.3-4.8          2.37
                                                     -----------  -----------  ------------   ------------

                 Balance as of December 31, 1996       380,229      119,771     0.3-1.75          1.34
                    Additional stock options plan    1,200,000            -         -               -
                    Options granted (25 employee
                     and a vendor)                    (325,600)     325,600     0.3-1.75          1.33
                    Options granted (2 employees
                     and 3 directors)                 (825,000)     825,000        1-3            1.46
                                                     -----------  -----------  ------------   ------------

                 Balance as of December 31, 1997       429,629    1,270,371       0.3-3           1.3
                    Additional stock options plan      750,000            -         -               -
                    Options granted (46 employee,
                     4 directors and 1 consultant)    (655,000)     655,000       1 - 3           2
                    Options expired                    150,332     (150,332)     1.4 - 2          1.4
                                                     -----------  -----------  ------------   ------------

                 Balance as of December 31, 1998       674,961    1,775,039      0.3 - 3          1.62
                                                     ===========  ===========  ============   ============

                  The number of options exercisable as of December 31, 1996, 1997 and 1998 was 54,771, 849,921 and 1,308,622, respectively.

                  The weighted average exercise price of options exercisable as of December 31, 1996, 1997 and 1998 is $ 1.06, $ 1.3 and $
                  1.28, respectively.

                                                          NUR MACROPRINTERS LTD.
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

                  The options outstanding as of December 31, 1998 have been separated into ranges of exercise price, as follows:

                                                 Options            Weighted
                                             outstanding as          average             Weighted
                                             of December 31,        remaining             average
                  Exercise price                  1998           contractual life     exercise price
                  --------------             ----------------    ----------------    ----------------
                  $ 0.3 - 1.75                   359,539                3                 1.33
                  $ 1 - 1.5                      912,000                4                 1.27
                  $ 2 - 3                        463,500                8                 2.54
                  $ 2.75                          40,000               10                 2.75
                                             ----------------                        ----------------
                                                1,775,039                                 1.62
                                             ================                        ================

            d. The Company has elected to follow Accounting Principles Board Opinion 25, "Accounting for Stock Issued to Employees" (APB
                  25) and related interpretations for its employee stock options. As discussed below, the alternative fair value provided for under FASB Statement No. 123, "Accounting for Stock-Based Compensation" (FASB 123), requires the use of option valuation models that were not developed for use in valuating employee stock options. Where the exercise price equals the market price of the underlying stock on the grant date, no compensation expense is recognized under APB 25.

            e. In September 1998, the Company granted to its counsel an option to purchase 15,000 shares at an exercise price of $
                  2.25 per share with an immediate vesting. The fair market value of these options was estimated according to FASB-123 at the grant date using Black-Scholes option valuation pricing model. The aggregate amount of compensation related to the above options was $ 10,530 and was accounted for as compensation expense in the year ended December 31, 1998.

            f. Pro-forma information regarding net income and earnings per share is required by FASB 123, and has been determined as if the Company has accounted for its employee stock options under the fair value method of that Statement. The fair value for these options was estimated at the grant date using the Black-Scholes option valuation pricing model with the following weighted-average assumptions for 1996, 1997 and 1998: risk-free interest rates of 7%, 6.3% and 5%, respectively, dividend yields of 0% volatility factors of the expected market price of the Company's Ordinary Shares of $ 1.75, $ 1.25 and $ 0.46, respectively, and a weighted average expected life of the option of 5 years.

                                                          NUR MACROPRINTERS LTD.
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

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

                  For purposes of pro forma disclosure, the estimated fair value of the options is amortized to expense over the options vesting period. The Company's Pro-forma information is as follows:

                                                                 Year ended December 31,
                                                    -------------------------------------------------
                                                          1996              1997              1998
                                                    ----------------   ---------------   --------------
                                                    U. S. dollars in thousands, except per share amount
                                                    ---------------------------------------------------
                Net income (loss), as reported         (10,088)              485              1,457
                                                    ===============   ===============    =============
                Pro forma net income (loss)            (10,142)              129              1,251
                                                    ===============   ===============    =============
                Pro forma basic earnings
                  (loss) per share                       (1.47)             0.02               0.11
                                                    ===============   ===============    =============
                Pro forma diluted earnings
                  (loss) per share                       (1.46)             0.02               0.11
                                                    ===============   ===============    =============

                  The total compensation expense included in the statements of operations for 1996, 1997 and 1998 is $ 49 thousand, $ 91 thousand and $ 121 thousand, respectively.

                  The weighted average fair value of the options at their grant dates in 1996, 1997 and 1998 was $ 0.86, $ 0.42 and $ 1.4, respectively.

                  Weighted average exercise price and weighted average fair value of options granted during the year was as follows:

                  2.75 and 1.29, respectively, for options granted at an exercise price equal to the market price of the stock on the grant date.

                  1.91 and 1.07, respectively, for options granted at an exercise price that exceeds the market price of the stock on the grant date.

                  1.82 and 1.61, respectively, for options granted at an exercise price that is less than the market price of the stock on the grant date.

            g.    Dividends:

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

                  The implementation of the investments under the first plan was finalized in 1993. The implementation of the second plan is expected to be finalized in 1999.

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

                  The tax-exempt profits earned by the Company's "approved enterprise" can be distributed to shareholders without subjecting the Company to taxes only upon the complete liquidation of the Company. The retained tax-exempt profits as of December 31, 1998 are $ 1,660 thousand. If these retained tax-exempt profits are distributed in a manner other than upon the complete liquidation of the Company, they would be taxed at the corporate tax rate applicable to such profits as if the Company had not chosen the alternative tax benefits (currently
                  - 25% for an "approved enterprise") and an income tax liability of approximately $ 415 would be incurred.

                  Income from sources other than the "approved enterprise" during the periods of benefits, will be taxable at regular tax rate of 36%.

                  The law also entitles the Company to claim accelerated rates of depreciation on equipment used by the "approved enterprise" during five tax years.

            b.    Measurement of results for tax purposes:

                  Results for tax purposes are measured in terms of earnings in NIS after certain adjustments for increases in the Israeli CPI. As explained in Note 2b, the financial statements are measured in U.S. dollars. The difference between the annual change in the Israeli CPI and in the NIS/dollar exchange rate causes a difference between taxable income and the income before taxes shown in the financial statements.

                                                          NUR MACROPRINTERS LTD.
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


            c. Tax benefits under the Law for the Encouragement of Industry (Taxation), 1969:

                  The Company is an "industrial company" under the above law and as such is entitled to claim accelerated rates of depreciation, in accordance with regulations published under the inflationary adjustments law.

                  The Company is also entitled to deduct the offering expenses from its taxable income in three equal annual installments.

            d. A reconciliation of the theoretical tax expense, assuming all income is taxed at the regular statutory rate applied to corporations in Israel up to December 31, 1998, and the actual tax expense, is as follows:

                                                                               Year ended December 31,
                                                                        --------------------------------------
                                                                          1996          1997          1998
                                                                        ----------    ----------   -----------
                                                                              U.S. dollars in thousands
                                                                        --------------------------------------
                Theoretical tax expense computed at the rate of 36%      (3,624)          208          635
                Increase (decrease) in taxes:
                Effect of certain adjustments on
                  the results for tax purposes and the Israeli CPI           49            61           91
                Carryforward loss for which a valuation
                  allowance was provided                                  3,975             -            -
                  Utilization of operating carryforward tax losses            -          (202)        (462)
                                                                        ----------    ----------   -----------
                Actual tax expense                                          400            67          264
                                                                        ==========    ==========   ===========

            e.  The provision for taxes is comprised as follows:
                Deferred taxes                                              400           (27)         (34)
                Current taxes                                                 -            94          298
                                                                        -----------   ----------    ----------

                                                                            400            67          264
                                                                        ===========   ==========    ==========

                                                          NUR MACROPRINTERS LTD.
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

            f.    Deferred taxes:

                                                                         Year ended December 31,
                                                                  --------------------------------------
                                                                     1996          1997         1998
                                                                  ------------   ----------   ---------
                                                                        U.S. dollars in thousands
                                                                  --------------------------------------
                 Deferred tax assets (liabilities)
                    are comprised of the following:
                 Provisions for severance pay                           76             34          34
                 Deductible public offering expenses                   195              -           -
                 Others (mainly capitalized royalties)                 326            120          92
                 Net operating loss carryforward                     3,539          3,337       3,195
                                                                  ------------   -----------   ---------
                 Gross deferred tax assets                           4,136          3,491       3,321
                                                                  ------------   -----------   ---------
                 Fixed assets                                          (52)           (64)        (82)
                 Inventories                                             -            (12)        (20)
                                                                  ------------   -----------   ---------
                 Gross deferred tax liabilities                        (52)           (76)       (102)
                                                                  ------------   -----------   ---------
                 Valuation allowance (1)                            (4,103)        (3,407)     (3,177)
                                                                  ------------   -----------   ---------
                 Net deferred tax assets (liabilities)                 (19)             8          42
                                                                  ============   ===========   =========
                 Presented as follows:
                 Current assets                                          -              8          42
                 Current liabilities                                   (19)             -           -
                                                                  ------------   -----------   ---------
                                                                       (19)             8          42
                                                                  ============   ===========   =========

                  (1) The company has provided valuation allowances against the deferred tax assets in respect of tax loss carryforward and other temporary differences due to history of losses and current uncertainty concerning its ability to realize these deferred tax assets in the future.

            g. Income tax assessments, losses and deductions carried forward to future years:

                  At December 31, 1998, the Company had available carryforward losses (excluding capital losses totaling $ 2,363 thousand) and deductions aggregating $ 5,751 thousand. Carryforward losses for tax purposes in the Company are not limited in time.

                  Nur America, Nur Media Solutions and Nur Europe had available carryforward losses aggregating $1,372 thousand, $150 thousand and $165 thousand for the years in the period ended December 31, 1998, respectively.

                                                          NUR MACROPRINTERS LTD.
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

               h. Income (loss) before income taxes consisted of the following:

                                                                Year ended December 31,
                                                ---------------------------------------------------
                                                     1996               1997              1998
                                                ---------------    ---------------    -------------
                                                               U.S. dollars in thousands
                                                ---------------------------------------------------
                      Domestic                        (8,947)            1,156             2,535
                      Foreign                           (741)             (578)             (771)
                                                 ---------------   ---------------   --------------
                                                      (9,688)              578             1,764
                                                 ===============   ===============   ==============


NOTE 21:-   SELECTED STATEMENTS OF OPERATIONS DATA

            a.  Summary information about geographic areas:

                The Company manages its business on a basis of one reportable segment. See note 1 for a brief description of the Company's business. The Company's business is divided into three main geographic areas: Middle-East, Asia and Africa, America and Europe. Total revenues are attributed to geographic areas based on location of customers.

                This data is presented in accordance with SFAS 131 "Disclosures about Segments of an Enterprise and Related Information", which the Company has retroactively adopted for all periods presented.

                The following presents total revenues for the year ended December 31, 1996, 1997 and 1998 and Long-lived assets of December 31, 1997 and 1998:

                                              1996                    1997                    1998
                                       ------------------     --------------------     ------------------
                                                   Long-                    Long-                   Long-
                                         Total     lived       Total        lived       Total       lived
                                       revenues    assets     revenues      assets     revenues    assets
                                       ------------------     --------------------     ------------------
                                                            U.S. dollars in thousands
                                      ----------------------------------------------------------------------
                Middle-East, Asia and
                Africa                $  7,724    $ 1,009     $  3,049    $    975    $   5,564    $ 1,109
                America                  1,540          9        7,061         166       14,640        977
                Europe                   7,373        192       11,849       1,392       16,241      1,747
                                      --------    -------     --------    --------    ---------    -------
                                      $ 16,637    $ 1,210     $ 21,959    $  2,533    $  36,445    $ 3,833
                                      ========    =======     ========    ========    =========    =======

                                                          NUR MACROPRINTERS LTD.
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

            Total revenues are divided by the following products:

                                                                  Year ended December 31,
                                                       ----------------------------------------------
                                                            1996            1997            1998
                                                       ---------------   ------------   -------------
                                                                 U.S. dollars in thousands
                                                       ----------------------------------------------
            Printers                                         9,317          12,023         19,052
            Ink                                              2,495           4,571          8,619
            Printed Materials                                2,998           3,085          4,540
            Others                                           1,827           2,280          4,234
                                                       ---------------   ------------   -------------
                                                          $ 16,637        $ 21,959       $ 36,445
                                                       ===============   ============   =============

            b. Major customer data:
                 Sales to customer A                         7,665           2,455          3,861
                                                       ===============   ============   =============
                 Percentage of total sales                    46.1%          11.18%          10.6%
                                                       ===============   ============   =============

            c.   Sales from Israel classified by geographical destinations:

                 Local:
                     Israel                                    780             679          1,631
                 Export (1):
                     Europe                                  3,957           1,325              -
                     America                                 2,325             907              -
                     Others (1)                                662             138          3,933
                                                       ---------------   ------------    ------------
                                                             7,724           3,049          5,564
                                                       ===============   ============    ============

                  (1) Including indirect export sales to distributor which are presented in accordance with the geographical location of the end customer.

                                                                Year ended December 31,
                                                   --------------------------------------------------
                                                         1996              1997             1998
                                                   ------------------   ------------    -------------
                                                               U.S. dollars in thousands
                                                   --------------------------------------------------
            d.   Selling and marketing expenses, net:

                 Selling and marketing expenses           4,823              4,820             6,361
                 Less - participation of the
                  Fund for the Encouragement
                  of Marketing Activity                       -                200               250
                                                   ------------------   ------------    -------------
                                                          4,823              4,620             6,111
                                                   ==================   ============    =============

                                                          NUR MACROPRINTERS LTD.
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

                                                                     Year ended December 31,
                                                            ------------------------------------------
                                                                1996            1997          1998
                                                            --------------    ----------   -----------
                                                                    U.S. dollars in thousands
                                                            ------------------------------------------
            e. Financial expenses, net:

                Expenses:
                 Interest
                  On short-term credit                             682            390           342
                  On long-term loans                                72            193            67
                 Loss arising from foreign
                  currency transactions                            154              -           151
                                                           --------------    ----------    -----------
                                                                   908            583           560
                                                           --------------    ----------    -----------
                Income:
                 Interest                                          319            234            59
                 Gain arising from foreign
                  currency transactions                              -             29             -
                                                           --------------    ----------    -----------
                                                                   319            263            59
                                                           --------------    ----------    -----------
                                                                   589            320           501
                                                           ==============    ==========    ===========

             f. Write-off of debts of related parties:

                In March 1997, three companies in which Moshe Nur - a former shareholder has holdings in various percentages, experienced financial difficulties (see also Note 18a). The debts stem from the purchases of printers, spare parts and ink and cash transfers from the Company.

                As a result, management of the Company decided to write-off the debts of these related companies, totaling $ 3,757 thousand, comprised as follows:

                                                                                       Year ended
                                                                                   December 31, 1996
                                                                                   -------------------
                                                                                      U.S. dollars
                                                                                      in thousands
                                                                                   -------------------
                Nur Outdoor Advertising (Manufacturing and Production) Ltd.                  994
                Nur Focus Assets and Investments Ltd.                                      2,117
                Nur Focus Production (1995) Ltd.                                             646
                                                                                   -------------------

                                                                                           3,757
                                                                                   ===================

                                                          NUR MACROPRINTERS LTD.
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 22:-   INVESTEES

                                                                            Percentage of (1)
                                                                      ------------------------------
            Name of the Company                                        Ownership         Control
            -------------------------------------------------------   -------------   --------------
                                                                                    %
                                                                      ------------------------------
            a.   Subsidiaries outside Israel:

                 Active:
                 -------

                 Nur Media Solutions S.A                                  100               100

                 Nur Advanced Technologies (Europe) S.A.                  100               100

                 Nur America Inc.                                         100               100

                 M. Nur Marketing & Communication GmbH                     84                84

                 Inactive:
                 ---------

                 Nur Hungaria KFT  (1)                                    100               100

                 Good-Lux S.A (1)                                         100               100

            b.   Subsidiaries in Israel:

                 Inactive:
                 ---------

                 M.B.T. (Nur) Industries Ltd                              100               100

                 Nur Print Technologies (1993) Ltd.                       100               100

                 N.A.T. Holdings and Investments (1997) Ltd.              100               100


                 (1) Represents the percentages of ownership of Nur Media Solutions (formerly "Nur International") in these subsidiaries. The shares of some of these subsidiaries are held in custody by the Company.

                                                          NUR MACROPRINTERS LTD.
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 23:-   SUBSEQUENT EVENTS

            a. On February 24, 1999 the Company registered 9,119,483 Ordinary Shares.

                  Following this registration, the Company issued to its qualified independent underwriter warrants to purchase 25,000 Ordinary shares of the Company at an exercise price of $ 4.5 per share. These warrants are exercisable for a period of four years commencing February 24, 2000, and are not to be sold, transferred, assigned or hypothecated until February 2000, (except for permitted transferees).

            b. In February 1999 Idanit and a wholly-owned subsidiary of Idanit filed a suit against the Company and Nur America according to which Nur America hired a former employee of Idanit and thus interfered with non-competition and confidentiality agreements between Idanit and its former employee.

                  The Company and Nur America plan to defend themselves vigorously in the action.




                            - - - - - - - - - - - - -

                                EXHIBIT INDEX

Exhibit
Number      Description
------      -----------
 3.1  Memorandum of Association of the Registrant, in Hebrew with a translation to English.(1)

 3.2  Articles of Association of the Registrant.(1)

 3.3  Certificate of Name Change.(2)

 4.4  Specimen Certificate for Ordinary Shares.(1)

 4.5  Representative's Warrant Agreement dated October 12, 1995.(1)

 4.6  Form of Representative's Warrant Certificate.(1)

 4.4  Forms of Placement Agent's Warrant Agreement and Certificate.(3)

 4.5  Forms of Qualified Independent Underwriter's Warrant Agreement and
      Certificate.(3)

10.1  1995 Stock Option / Stock Purchase Plan.(1)

10.2  Amendment to the 1995 Stock Option / Stock Purchase Plan.(3)

10.3  1997 Stock Option Plan.(4)

10.4  1998 Non-Employee Director Share Option Plan.(5)

10.5  Lease Agreement between the Registrant and Mr. Moshe Nur dated October 4,
      1993, as amended on May 29, 1995, in Hebrew with a translation to English.(1)

10.6  Lease Agreement for office space in Brussels, Belgium between Nivellease,
      S.A. and the Registrant dated November 25, 1996.(3)

10.7  Lease Agreement for office space in Newton Centre, Massachusetts between
      WHTR Real Estate Limited Partnership and the Registrant dated July 10,
      1998.(3)

10.8  Qualified Independent Underwriting Agreement.(3)

10.9  Distribution Agreement between Imaje S.A. and the Registrant dated June
      26, 1995.(1)

10.10 Settlement Agreements relating to Moshe Nur and his affiliated companies.(3)

10.16 Bank Hapoalin revolving loan agreement.(3)

10.17 Agreement between I.T.S. Machinery Development Ltd. and the Registrant dated February 10, 1997.(3)

10.18 Form of confidentiality agreement.(3)

10.19 Agreement dated September 13, 1998 between "Meital" Electronic Technology
      Ltd. and Markowitz Yaakov and NUR Macroprinters Ltd.(3)

21    List of Subsidiaries of the Registrant.

27.1  Financial Data Schedule as of and for the year ended December 31, 1995.(4)

27.2  Financial Data Schedule as of and for the year ended December 31, 1996.(4)

27.3  Financial Data Schedule as of and for the year ended December 31, 1997.(4)

27.5  Financial Data Schedule as of and for the year ended December 31, 1998.

--------------
(1) Previously filed with the Company's Registration Statement (File No. 33-93160) on Form F-1 and incorporated by reference herein.
(2) Previously filed with the Company's Form 6-K dated January 7, 1998 and incorporated by reference herein.
(3) Previously filed with the Company's Form F-1 (File No. 333-66103) and incorporated by reference herein.
(4) Previously filed with the Company's Form 20-F for the year ended December 31, 1997 and incorporated by reference herein.
(5) Previously filed with the Company's Form 6-K dated November 13, 1998 and incorporated by reference herein.
(6) Filed in summary form. Original filed in paper format pursuant to Form SE.