Form 20-F
period 1999-12-31
NUR MACROPRINTERS LTD
filed 2000-05-04
CIK 946394

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

FOR THE FISCAL YEAR ENDED DECEMBER 31, 1999

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM ____ TO ____

                         COMMISSION FILE NUMBER 0-26498

                             NUR MACROPRINTERS LTD.
                         ------------------------------
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                                     ISRAEL
                         ------------------------------
                 (Jurisdiction of incorporation or organization)

                              5 David Navon Street
                         Moshav Magshimim 49001, Israel
                         ------------------------------
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

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

         Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of December 31, 1999:

                                ordinary shares,
                      NIS 1.0 par value, 11,774,573 shares
                      ------------------------------------
                         Title of Class Number of Shares

         Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes X No
                                             --    --
         Indicate by check mark which financial statement item the registrant
has elected to follow. Item 17      Item 18 X
                              --           --

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

                                     PART I

ITEM 1:           DESCRIPTION OF BUSINESS

GENERAL

         NUR Macroprinters Ltd. (the "Company") is a world leader in the development, manufacturing, marketing and servicing of wide format and super wide format inkjet printing systems. The Company's printers are used for on-demand, short-run, wide format (up to 1.8 meters (6 feet), "WF") and superwide format (over 1.8 meters, "SWF") printing. The Company also supplies inks and print substrates essential to the operation of the Company's printers.

         The Company's main product line is the NUR Blueboard-TM- family of SWF printers. The NUR Blueboard-TM- printer, a second generation of super wide format printers, was introduced by the Company in early 1997. The Blueboard printer can print on substrates of variable widths from 0.9 to 5.0 meters (approximately 3 to 16.4 feet). The Blueboard printer is based on continuous inkjet digital printing technology and is designed for high throughput, high print quality, reliability and ease of use.

         In April 1998, the Company introduced a faster version of the Blueboard printer, the Blueboard 2-TM-, in response to demand from its customers for increased productivity. In February 1999, the Company introduced the Blueboard HiQ-TM-, which produces higher quality prints with higher resolution than the Blueboard and the Blueboard 2 printers.

         Before the introduction of the NUR Blueboard-TM- printer, the Company's principal products were its first generation WF, Outboard and SWF Wideboard printers. The Outboard printer, which is capable of printing in widths of up to
1.6 meters (approximately 5 feet), was manufactured until the fourth quarter of 1995. In the fourth quarter of 1995, the Company introduced the Wideboard printer, which is capable of printing on substrates of variable widths of up to 5 meters (16.4 feet). The NUR Outboard and Wideboard printers both use continuous inkjet technology.

         In February 2000, the Company commercially released the NUR Fresco, a new printing system, targeted at the WF screen printing environment. The NUR Fresco is the first of the Company's printers to use drop-on-demand technology ("D-O-D") involving the intermittent firing of ink drops when needed on the substrate while the printing head travels across the substrate. The Outboard printer, Wideboard printer, the NUR Blueboard printers, and the NUR Fresco are referred to collectively herein as the "Company's Printers". The Company also sells specialized inks and substrates for use with the Company's Printers. The inks sold by the Company to its customers for use with the NUR Blueboard and the NUR Fresco printers are resistant to water and ultraviolet rays and well suited for indoor and outdoor use. The substrates the Company sells are also suitable for indoor and outdoor use and are made of vinyl, PVC, paper and mesh.

         The Company sells its printers and related products primarily to commercial printers, design and service firms, screen printers, outdoor media companies and trade shops. The products are used to print large images such as billboards, posters and banners; point of purchase, exhibition and trade show displays; as well as decorations and backdrops for construction scaffolding covers, showrooms, television and film studios, museums and exhibits. The Company's Printers are installed in over 200 sites throughout Europe, North and South America, Africa and Asia.

         The Company was incorporated as an Israeli corporation on July 29, 1987. The Company's Ordinary Shares have been traded on the Nasdaq National Market since October 1995 and are currently traded under the symbol NURM.

INDUSTRY BACKGROUND

         The market for printed applications requiring WF and SWF printing has expanded over the last few years. WF and SWF printing applications include billboards, posters, and banners; special event and trade show displays; point of purchase displays; fleet graphics; decorations and backdrops. For example, the retail, automotive, restaurant, travel, and gasoline industries use outdoor advertising to promote their products in locations including roadside billboards and posters displayed on streets and buildings, as well as the outside of buses, vans, trucks, and trains, so-called vehicular graphics. WF and SWF prints can also be found in theaters as stage decorations, in museums and exhibitions as backdrops or displays, and on construction sites as building site coverings. Prior to the introduction of digital printing systems, WF and SWF short-run prints were produced either by hand painting, which is relatively slow and expensive, and produces lesser quality images, or by screen or offset printing, both of which are relatively expensive and time consuming processes.

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

         HAND PAINTING. Hand painting involves either the projection of an image onto a substrate, which is then drawn onto the substrate and subsequently painted by hand, or the spraying of paint onto material covered by a template that has been cut to the desired shape. The process of hand painting is an alternative mainly in developing countries where labor costs are significantly lower and where the significantly lower image quality is tolerated by the local market

         SCREEN PRINTING. The screen printing process is distinguished by its ability to print finely detailed images on practically any surface, including paper, plastics, metals, and three-dimensional surfaces. However, the process requires significant set-up time and materials cost before the image can be sent to press. This cost constrains the minimum number of copies the screen printer can produce economically. As screen-printing is a highly labor-intensive process, it is best suited for run lengths between 50 to 400 copies. Hence, this market is a clear target in which the Company believes its digital printers can be highly competitive.

         OFFSET PRINTING. Offset color printing generally produces very high quality images compared to hand painting or screen-printing. However, because of the complex steps involved in offset color printing, each printing job, whether small or large, involves substantial setup time and costs. In addition, much like hand painting and screen-printing, alterations and customizations are not economically feasible unless the entire offset color printing process is repeated. Another drawback is that the variety of substrate materials and widths suitable for use with offset printing machinery is limited. In general, offset color printing is best suited for long print runs.

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

         Digital printing involves the production of hard-copy images and text from digital data that is either generated on a computer at the printing site or originated by a customer on the customer's computer system. The digital data is then transferred directly from an electronic pre-press or desktop publishing system to the digital printer. There are currently several digital printing technologies available, including electrostatic, airbrush, D-O-D, thermal transfer, and continuous inkjet printing.

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

         PIEZO CONTINUOUS INKJET PRINTING ("CIJ"). CIJ technology involves the continuous flow of electrically conductive ink within a closed loop that is deflected to a specific location on a sheet of paper or other medium. The ink is separated into uniform micro-drops and the micro-drops are electronically directed to be printed onto a selected area of the medium. CIJ technology allows for high speed printing and produces images with good resolutions sufficient for viewing from distances of beyond five feet. CIJ printers also produce multiple copies with consistent color quality, unlike airbrush printers. The cost of equipment using CIJ technology is relatively high in comparison to printers using electrostatic technology. However, the cost of the output produced with CIJ printers is lower than that of electrostatic printers. Although the printer and printing costs of CIJ and airbrush technology are comparable CIJ printers produce higher quality prints at higher speeds and with more consistent color. The Company's Blueboard, Outboard and Wideboard printers all use piezo CIJ technology.

         PIEZO D-O-D INKJET PRINTING. D-O-D technology involves the intermittent firing of ink drops when needed on the substrate. It provides high resolution and enables use of a variety of inks, for home, office and industrial use. In September 1998, the Company acquired from Meital Technologies Ltd. ("Meital") all rights (including all related assets) to Meital's piezo drop-on-demand inkjet technologies for application in WF digital printers for approximately $3.0 million. To address the needs of the WF market for higher resolution images for use with shorter viewing distances, the Company utilizes D-O-D technology in its NUR Fresco printer.

         While D-O-D is still a new and evolving technology CIJ is a well-established and therefore reliable technology. D-O-D technology was primarily developed for office use and is characterized by a relatively higher resolution and a selected range of substrates while CIJ technology was developed mainly for use in industrial applications and therefore, shows a more uniform and stable color output, including the ability to print on a wide selection of substrates.

         The Company believes that its NUR Blueboard printers are currently the only commercially available SWF digital printers using piezo continuous inkjet technology. Although not the only D-O-D printer available for the WF market, the Company believes that the NUR Fresco's productivity makes it particularly attractive to screen printers. The Company believes that the Company's Printers have been designed and engineered to fit the overall needs of their respective WF and SWF printing markets.

         The Company's strategy is to:

         - strengthen its position as a world leader in the SWF printing market by supplying the most productive and cost-effective SWF digital printers;

         - replace a significant portion of existing WF screen printers with its digital inkjet printers;

         - be its customers' vendor of choice for all of their ink and substrate needs;

         - enable its customers to develop new ways to profit from the Company's printing systems; and

         - provide its customers with highly responsive and capable support, service and supplies.

PRODUCTS

         The Company's revenues are derived primarily from the sale and service of the Company's Printers and the sale of consumables used with the Company's Printers. The consumables consist primarily of ink and substrates. See "Item 9. Management's Discussion and Analysis of Financial Condition and Results of Operations--Geographic Breakdown of Revenues" for more information on the breakdown of revenues by category of activity and into geographic markets.

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

         Since the beginning of 1997, the Company has been marketing and selling the NUR Blueboard printer, a second-generation SWF printer that is also capable of producing prints of up to 5 meters in width with practically no limit on the length of the print. The NUR Blueboard is designed for high throughput, high print quality, reliability, and ease of use. When wider widths of prints are required, the NUR Blueboard printer, as is the case with the other Company's Printers, creates a print layout in sections that, when seamed and placed together, create a continuous image due to the NUR Blueboard printer's high level of color consistency and accuracy.

         In April 1998, the Company introduced a faster version of the NUR Blueboard printer, the NUR Blueboard 2 printer, in response to demand in the SWF printing industry for increased productivity. In February 1999, the Company introduced the NUR Blueboard HiQ, part of the NUR Blueboard family of products, with higher print quality and higher resolution than the market leading NUR Blueboard printers. The NUR Blueboard HiQ is available both as an upgrade to existing NUR Blueboard printers and as a new product delivered from the manufacturer. The NUR Blueboard printers are all based on piezo continuous inkjet technology, which is particular suitable for the superwide format market due to its outdoor durable inks, color consistency, high reliability and adaptability for use with a variety of substrate materials including vinyl, carpet, canvas, tarpaulin and mesh. The NUR Blueboard printers are currently the Company's main hardware products.

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

         The NUR Blueboard printers are marketed primarily to commercial printers, design and service firms, screen printers, outdoor media companies and trade shops for shorter run, WF and SWF printing. The Company's NUR Blueboard printers reproduce images with visual resolutions of 70-150 DPI, which allows for superior viewing from distances of 5-10 feet or more, depending on the image file resolution. The NUR Blueboard printers are capable of producing millions of distinctive colors. Thanks to the constant ink monitoring and control built into its continuous inkjet printing technology, the NUR Blueboard printers achieve a high level of color consistency for copies printed at different times and under different environmental conditions in the shop. Generally, depending upon the required print resolution, the Outboard printer operates at speeds of between 200 to 600 sq. ft./hr; the Wideboard printer operates at speeds of between 100 to 300 sq. ft./hr; the NUR Blueboard printer operates at speeds of up to 320 sq. ft./hr; and the NUR Blueboard 2 and NUR Blueboard HiQ operate at up to 650 sq. ft./hr.

         The Company's NUR Blueboard printers are digital roll-fed presses that accept a variety of substrates. They print directly from digital data, using no printing plates. The Company's Printers can be operated in a standalone mode or in conjunction with pre-press and desktop publishing systems. When configured with a pre-press system, the pre-press workstation prepares the digital file containing the specifications for the output to be produced. The Company's NUR Fresco printer, commercially released in February 2000, was first introduced in February 1999. In August 1999, the NUR Fresco printer started an extensive Beta testing program, which included installation in beta sites throughout the world and testing the machine in real time environment.

         The NUR Fresco is a digital production press specifically aimed at the WF market. Offering throughput of up to 900 sq.ft/hr, the Company believes that the NUR Fresco offers a digital alternative to screen printing for short to medium length prints, eliminating the high set up cost associated with films and screen preparation costs which are the basis of screen printing. With emphasis on ease of use and operational flexibility, the NUR Fresco is designed to fit any workflow, whether of a digital printing or of screen printing. NUR Fresco produces full color images up to six feet wide with virtually no length limitations on a wide variety of substrates at a resolution of up to 360 DPI.

         The NUR Fresco is suitable for a wide range of applications such as point of purchase displays, indoor and outdoor banners, bus shelters, fleet graphics displays, shopping mall displays and more.

         Operating both in roll to roll and roll to sheet modes, the NUR Fresco offers operational flexibility to choose the handling method suitable for each job. The NUR Fresco's small foot print is made possible due to a built-in drying system that produces a fully dry and ready to use print, in any print speed. The built-in drying system is based on state-of-the-art control mechanism.

         NUR Fresco accepts most popular graphics file format, offering full integration to the already existing processes of the printing business. The NUR Fresco is designed for ease of use and can be run by one operator.

         The Fresco media program is developed by NUR in tandem with leading substrate manufacturers in the market to offer NUR Fresco users variety of media choice suitable for all types of applications range and price range. By developing this open media system NUR Fresco offers low operating costs without binding the user to a specific provider of expensive consumables.

         The NUR Fresco complements the NUR Blueboard printers, by expanding the Company's Printers coverage into a more complete and full range of indoor and outdoor WF and SWF application graphics.

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

         During the years ended December 31, 1997, 1998 and 1999, sales of the Company's Printers accounted for approximately 55%, 52% and 55%, respectively, of the Company's total consolidated sales. Sales of spare parts used in the Company's Printers accounted for approximately 6%, 4.6% and 2.4% of total sales in the years ended December 31, 1997, 1998 and 1999, respectively. Excluding M. NUR Marketing & Communication GmbH's ("NUR Germany") in the years ended December 31, 1997, 1998 and 1999, sales of the Company's Printers accounted for approximately 64%, 59.7% and 57.5%, respectively, of the Company's total sales. Sales of spare parts used in the Company's Printers accounted for approximately 7%, 5.4% and 2.5% of total sales in the years ended December 31, 1997, 1998 and 1999, respectively. Currently, the retail prices of the Company's Printers generally range from $375,000 to $550,000 per machine.

         CONSUMABLES

         The Company sells consumables (inks and printing substrates) primarily to the users of the Company's Printers and substrates to users of other WF and SWF printers.

         INKS

         The NUR Blueboard printers use specialized solvent-based pigmented ink designed for the needs of the SWF market. The ink is resistant to water and ultraviolet rays, making it fairly durable and thus well suited for outdoor conditions. The Company's Printers, through the utilization of the ink, can print on almost an unlimited variety of substrates, including numerous types of paper, vinyl, cloth, textiles, mesh, and metals. The ink enables the output of the Company's Printers to be used both for indoor and outdoor advertising. During the years ended December 31, 1997, 1998 and 1999, sales of the ink accounted for approximately 21%, 23.6% and 23.1%, respectively, of the Company's total sales. Excluding NUR Germany's results from the years ended December 31, 1997, 1998 and 1999, sales of the ink accounted for approximately 24.4%, 27% and 24.1%, respectively, of the Company's total sales

         This ink used by the Blueboard, Outboard and Wideboard printers, was developed with the Company's participation by Imaje S.A. ("Imaje"), a French ink manufacturer, specifically for use in the Company's Printers. The Company has an exclusive distribution and manufacturing agreement with Imaje for the use of the ink in the WF and SWF printers. The Company has an exclusive distribution agreement for the ink with Imaje. The agreement between the Company and Imaje calls for mutual exclusivity to be kept for as long as both parties abide by the agreement.

         The NUR Fresco uses specialized solvent-based pigmented ink designed for the needs of the WF market and suited for D-O-D technology printers. It also is highly resistant to water and UV and imparts more vibrant colors in the images printed using the NUR Fresco.

         As of February 2000, inks for the NUR Fresco printer are manufactured by Stillachem S.A., a 50% owned subsidiary of the Company ("Stillachem") and are sold to the customers by the Company's sale, marketing and service subsidiaries.

         Stillachem focuses on the development and manufacture of specialized inks for D-O-D digital printing systems and inks for other digital printers, including clear-coat varnishes for WF and SWF printers. In August 1999, shortly after its incorporation, Stillachem acquired from Techno-Ink Manufacturing Pty. Ltd., a South African based company involved in the manufacture of digital production inks, certain know-how and equipment required for the manufacture of digital inks and ink related products.

         SUBSTRATES

         As of June 1998, the Company also began supplying, through its wholly owned subsidiary in Belgium, NUR Media Solutions S.A. ("NUR Media Solutions"), specialized substrates designed to work with the Company's Printers and its ink. The Company sells substrates under the NUR brand name that are manufactured by several different suppliers for the Company. The substrates are made of vinyl, PVC, paper, and mesh and are suited for indoor and outdoor use. The substrates are distributed worldwide by the Company's sales and service organizations. All NUR-branded materials are manufactured exclusively for NUR Media Solutions.

         NUR Media Solutions, with other leading manufacturers, introduced the Fresco media program, which offers users of the NUR Fresco specially endorsed substrates. These are tested to work with the NUR Fresco and the NUR Fresco ink for a total printing solution that provides a high quality performance, reliability and durability.

SALES AND MARKETING

         The Company distributes and sells its products through its wholly-owned subsidiaries, NUR Europe S.A. ("NUR Europe"), NUR America, Inc. ("NUR America"), NUR Asia Pacific (Hong Kong) Ltd. ("NUR Asia Pacific"), NUR Macroprinters (Shanghai) Ltd. ("NUR Shanghai") and through its NUR Middle East and Africa division ("NUR Middle East & Africa").

         Until the end of 1996, most worldwide sales of the Company's Printers had been made through Scitex Corporation Ltd. ("Scitex"). Since the beginning of 1997, the Company moved to direct distribution of its printers starting from the Americas and Europe. As of February 1999, the Company established two additional sales organizations, NUR Asia Pacific and NUR Middle East & Africa, replacing Scitex's role as distributor of the Company's products in the Far East, the Middle East and Africa. The Company's marketing activities include participating in relevant tradeshows worldwide, advertising in trade publications, marketing directly to a target base, as well as publishing its own newsletters, participating in services and industry forums and maintaining an internet site.

         NUR Media Solutions' objective is to develop and market a wide range of advanced consumables for the Company's WF and SWF printers. Included in such consumables are the Company's specialized substrates, which are designed to work with the Company's existing range of printers and inks and will be distributed worldwide by the Company's sales and service organizations.

         The Israeli Government, through the Fund for the Encouragement of Marketing Activities of the Ministry of Industry and Commerce (the "Marketing Fund"), awards participation grants for marketing expenses incurred overseas. In 1997, 1998, and 1999, the Company received $0.2 million, $0.11 million and $0.13 million, respectively, for the promotion of the Company's exportation of its printers. The Company is obligated to pay a royalty of 3% of the export added value to the Marketing Fund until 100% of the grants have been repaid. The value of the grants received (including grants received in previous years) are linked to the U.S. dollar. As of December 31, 1999, the Company had made royalty payments in respect of such grants to the Marketing Fund totaling approximately $0.08 million.

         In September 1999, the Company sold its 84% interest in M.NUR Marketing & Communications GmbH, the Company's German subsidiary, which engaged in the printing of SWF digital graphics. The capital gain from this sale amounted to $132,000.

PRODUCTION AND SOURCES OF SUPPLY

          Until September 1999, the Company manufactured and assembled the NUR Blueboard printers, through a subcontractor. As of October 1999, the Company manufactures and assembles all of the NUR printers, through NUR Pro Engineering Ltd., a 50% owned subsidiary ("NPE"). Full system integration and acceptance and quality control testing of the printers, are conducted by the Company at a NPE facility located near the Company's operations in Israel. Product quality control tests and inspections are performed at various steps throughout the manufacturing process, and each product is subjected to a final test prior to delivery.

         The Company believes that, to meet anticipated increases in sales, it can expand NPE's production capabilities or engage sub-contractors to carry certain of the manufacturing or the assembly of its printers The Company supplies NPE with the inkjet heads used in the NUR Blueboard printers which the Company acquires from Imaje, the sole manufacturer and supplier of these components. The Company believes that it will be able to obtain and/or manufacture inks for the NUR Blueboard Outboard and Wideboard printers.

         NPE employs unaffiliated subcontractors to manufacture certain components for the Company's Printers. Such subcontractors have, in the past, been late in delivering components. The Company has, however, been able to obtain adequate supplies of the components and raw materials necessary to produce its printers and has not had any serious problems with its subcontractors. As the Company's business grows, its will need to purchase greater quantities of components on a timely basis; any delay in supply could ultimately hurt its sales.

         The NUR Fresco will also be assembled by NPE. Most of the components are available from several sources, however, the D-O-D inkjet print heads used in the NUR Fresco, are currently purchased from Modular Ink Technology ("MIT"), a Swedish company. The Company has contracted with MIT to ensure the supply of print heads.

 SERVICE AND SUPPORT

         Installation, post sale support and warranty services of the Company's products, are provided by NUR America, NUR Europe, NUR Asia Pacific and NUR Middle East Africa. The Company's warranty to its direct customers and the Company's distributors in most cases covers defects in the Company's Printers for a period of six months after installation. In most cases the Company has a parallel warranty from NPE or from its suppliers with respect to most of the components covered by the Company's warranty. The Company is also committed to maintaining sufficient spare parts and materials necessary for the operation of the Company's Printers for a period of five years after the manufacturing date of the last NUR printer.

RESEARCH AND DEVELOPMENT

         The Company's research and development efforts, currently engaging approximately 55 employees, are focused on developing new products and technologies; enhancing the quality and performance relative to price of its existing products; reducing manufacturing costs; upgrading and expanding its product line through the development of additional features; and improving functionality in response to market demand.

         There are two research and development facilities, the main facility at the Company's headquarters in Israel and another smaller facility in Belgium.

         Total research and development expenses, before royalty bearing grants, were approximately $1.73 million, $5.03 million and $5.53 million in the years ended December 31, 1997, 1998 and 1999, respectively. In the year ended December 31, 1998, $1.95 million of these expenses were related to the acquisition of technology from Meital resulting in a one-time write-off assigned to research and development. Research and development expenditures are comprised principally of salaries for employees, the hiring of sub-contractors, capital investment in infrastructure for software and electronic designs, and prototype material costs. Initially, the Company relied on outside research and development. The Company began its own research and development operations in early 1994. NUR Europe received a grant from local authorities in Belgium for reimbursement of up to 70% of its total research and development investment, which it carries out in Belgium, up to approximately $1 million. If no revenues are derived from the technologies and NUR Europe develops no products as a result thereof, then no repayment of the grant is required. Should revenues be recognized from the research and development efforts, a progressive five-year repayment program would be implemented. NUR Media Solutions has established a research and development center in Belgium dedicated to the research and development of print substrates and inks for use with the Company's Printers.

         In September 1998, the Company purchased certain piezo D-O-D technology from Meital. The Company purchased Meital's technology for an aggregate amount of $3.0 million, of which payment of $0.85 million was conditional upon the success of the technology, and $0.9 million was to be paid in future installments. The Meital acquisition resulted in the recognition by the Company of a one-time charge involving a write-off assigned to research and development of $1.95 million in the third quarter of 1998. As part of the purchase price, the Company has future royalty obligations to Meital, during the next two years, of up to $1.3 million. During 1999, the Company paid royalties to Meital in the amount of $0.45 million. If the Company does not meet its obligation to pay minimum royalty payments, Meital will have the option to buy the technology back for approximately the royalties paid by the Company to date.

         In the past, the Company has received grants from the Government of Israel, through the Office of the Chief Scientist (the "OCS"), for the development of its systems and products, including the Outboard printer. The Company received approximately, $0.37 million, $0.04 million, $0.82 million, and $0.74 million in research and development grants from the OCS in the years ended December 31, 1996, 1997, 1998, and 1999, respectively. The OCS awards grants of up to 50% (and in certain circumstances up to 66%) of a project's approved expenditures in return for royalties. Under the terms of the Company's funding from the OCS, royalties are payable generally at a rate of 2% to 3% on sales of products developed from the funded project and ending when 100% to 150% of the dollar value of the grant is repaid. No payments of royalties for such grant were made to OCS in the years ended December 31, 1996, through 1999. As of December 31, 1999, the Company had a contingent liability to pay OCS $1.1 million in future royalty payments. The Company expects to make royalty payments to the OCS on sales of the NUR Fresco printers. The terms of the OCS grants prohibit the manufacture of products developed with government grants to be performed outside of Israel or the transfer out of Israel of the technology developed pursuant to these grants without the prior consent of the OCS. These restrictions do not bar exports from Israel of products developed with such technologies. In addition, the know-how from the research and development that is used to produce the product may not be transferred to third parties or out of Israel without the approval of the OCS.

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

         The Company's main competitors in the SWF arena are Vutek, Signtech and Scitex. All three companies have introduced products that directly compete with the NUR Blueboard printers. In the WF market, the competitors are Scitex, through its subsidiary, Scitex Wide Format Printing Ltd., formerly Idanit Technologies Ltd., 3M Image Graphics, Vutek and Raster Graphics Inc. These companies have introduced products that compete with the NUR Fresco printer. The printing industry is large, and many of the Company's competitors possess greater management, financial, technical, manufacturing, marketing, sales, distribution, and other resources than those of the Company. As a result, there can be no assurance that competitors will not develop and market products utilizing new technology that are competitive in price and performance with the Company's Printers, and there can be no assurance that the Company can compete effectively with such products.

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

The Company is not aware of any material claim that its products infringe upon the proprietary rights of third parties. However, there can be no assurance that third parties will not assert infringement claims against the Company in the future, and the cost of responding to such assertions, regardless of their validity, could be significant. In addition, such claims may be found to be valid and could result in awards against the Company, which could have a material effect on the Company's business. As a result, the cost to the Company of protecting its patent rights could be substantial. The Company believes that its success is less dependent upon the legal protection afforded by patent and other proprietary rights than on the knowledge, ability, experience, and technological expertise of its employees and its key suppliers. It is the Company's policy to have employees sign confidentiality agreements, to have selected parties, including key suppliers, sub-contractors, and distributors, sign non-competition agreements, and to have third parties sign non-disclosure agreements. Although the Company takes precautionary measures to maintain its trade secrets, no assurance can be given that others will not acquire equivalent trade secrets or otherwise gain access to or disclose the Company's proprietary technology, or that the Company can meaningfully protect its rights to such proprietary technology not subject to patent protection.

EMPLOYEES AND LABOR RELATIONS

         As of March 31, 2000, the Company employed approximately 200 persons worldwide, about 23% of which in research and development. 95 of these employees are employed by the Company in Israel and the remainder are employed by the Company's subsidiaries worldwide. All of the Company's employees who have access to confidential information are required to sign a non-disclosure agreement covering all Company confidential information that they might possess or to which they might have access.

         The Company believes its labor relations are satisfactory and has never experienced a strike or work stoppage. The Company believes its future success will depend, in part, on its ability to continue to attract, retain, motivate, and develop highly qualified technical, marketing and sales, and management personnel.

         Israeli law generally requires severance pay equal to one month's salary for each year of employment upon the termination of employment. The Company's liability for future severance pay obligations is fully provided for by payments equal to 8.33% of an employee's salary each month made to various managers' insurance policies and by accrual. The employees of the Company are usually provided with an additional contribution towards their retirement that amounts to 10% of wages, of which the employee and the employer each contributes half. Furthermore, Israeli employees and employers are required to pay predetermined sums to the National Insurance Institute, which is similar to the United States Social Security Administration, and additional sums towards compulsory health insurance.

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

WE NEED ADDITIONAL FINANCING. We believe that our revenues from operations together with our capital resources and credit facilities will be sufficient to fund our current activities at their present rate without our planned expansion through July 2001. If we want to proceed with the planned

         WE NEED TO RAISE MORE             expansion of our operations, we will
         MONEY TO SUCCESSFULLY RUN         require additional funds, to be
         OUR BUSINESS.                     raised through public or private
                                           financing of debt or equity, to
                                           ensure our ability to maintain our
                                           operations after December 2000. If we
                                           are unable to raise such funds, we
                                           will have to reduce or eliminate
                                           certain planned expenditures for
                                           research and development, production,
                                           or marketing of our products, any one
                                           of which could have a negative impact
                                           on our financial results. In this
                                           regard, how much money we will need
                                           depends on numerous factors,
                                           including the success of our
                                           marketing and customer service
                                           efforts, our research and development
                                           activities and the demand for our
                                           products and services. We cannot
                                           guarantee that additional financing
                                           will be available or that, if
                                           available, it will be obtained on
                                           terms we find favorable. We currently
                                           have no commitments for additional
                                           financing.

WE DEPEND ON A FEW KEY                     We are highly dependent upon the sale
PRODUCTS IN A BUSINESS                     of our principal products, the NUR
SUBJECT TO RAPID                           Blueboard printers and the NUR Fresco
TECHNOLOGICAL CHANGE.                      printer. Rapid changes in technology,
                                           customer preferences and evolving
                                           industry standards increasingly
                                           characterize the market for our
                                           printers. As a result of these
                                           factors, our growth and future
                                           financial performance will depend
                                           upon our ability to develop and
                                           market new products and keep pace
                                           with the latest technological
                                           advances in the industry. We must
                                           also improve our existing products to
                                           accommodate technological advances
                                           and customer preferences. During 1998
                                           and 1999, we invested approximately
         OUR SUCCESS DEPENDS ON THE        $5.03 million and $5.53 million
         RESEARCH AND DEVELOPMENT OF       respectively, in research and
         NEW PRODUCTS.                     development projects of which, in
                                           1998, $1.95 million was related to
                                           the acquisition of technology that
                                           caused a one-time write-off assigned
                                           to research and development. Our
                                           business could seriously suffer if we
                                           fail to anticipate or respond
                                           adequately to changes in technology
                                           and customer preferences, or if our
                                           products are delayed in their
                                           development or introduction. Other
                                           events beyond our control could also
                                           hurt our business. For example, one
                                           of our competitors could develop and
                                           market a printer that customers
                                           prefer over our printers. We cannot
                                           make assurances that we will
                                           successfully develop any new
                                           products. Finally, we cannot predict
                                           how the introduction of new products
                                           by our competitors will affect sales
                                           of our existing products.

         OUR NEW PRODUCT, THE NUR          We started selling the NUR Fresco in
         FRESCO, HAS NOT BEEN              February 2000. Much of our success
         WIDELY ACCEPTED IN ITS            with the NUR Fresco depends upon our
         INTENDED MARKET.                  ability to sell this digital printing
                                           system as a replacement for
                                           traditional screen printers in the
                                           wide format market for short and
                                           medium-run jobs. This market is
                                           currently dominated by screen
                                           printers. We may not be successful in
                                           our efforts.

OVER THE NEXT TWO YEARS WE                 In September 1998 we acquired all
WILL MAKE SIGNIFICANT                      rights to a certain drop-on-demand
ROYALTY PAYMENTS.                          inkjet technology suitable for large
                                           format digital printers. Until
                                           September 2001 we must pay royalty
                                           payments to the seller of up to $1.3
                                           million. If we do not make certain
                                           minimum royalty payments, the seller
                                           of the technology will have the
                                           option to buy-back the technology.

OUR SUCCESS DEPENDS ON OUR                 We currently purchase all of the ink
                                           and inkjets used in our NUR

SUPPLIERS AND SUBCONTRACTORS.              Blueboard printers from one supplier,
                                           Imaje, a French manufacturer of
                                           ink-related products, and purchase
                                           all of our inkjet printheads used in
                                           the NUR Fresco from another supplier.
                                           We have been able to obtain adequate
                                           supplies of ink and inkjets in the
                                           past, although Imaje has occasionally
                                           delivered the supplies late. If these
                                           sole suppliers experience any problem
                                           that results in production delays,
                                           our sales to new customers and
         IMAJE IS OUR ONLY SUPPLIER OF     existing customers that rely on our
         INK AND INKJETS FOR THE NUR       ink and/or inkjet components to
         BLUEBOARD PRINTERS.               operate their printers could be hurt.
                                           Because the success of our business
                                           depends on the sale of our printers,
                                           such a supply problem could have a
                                           severe effect on our financial
                                           results. Also, if Imaje reduces or
                                           changes the credit or payment terms
                                           it extends to us, our business could
                                           be hurt.

         WE RELY ON A LIMITED NUMBER OF    We employ a limited number of
         SUBCONTRACTORS.                   unaffiliated subcontractors to
                                           manufacture components for our
                                           printers. The assembly of our NUR
                                           Blueboard printers is currently
                                           conducted by NPE, a 50% owned
                                           subsidiary. Our subcontractors have,
                                           in the past, been late in delivering
                                           components. We have, however, been
                                           able to obtain adequate supplies of
                                           the components and raw materials
                                           necessary to produce our printers and
                                           we have not had any serious problems
                                           with our subcontractors. Because we
                                           rely on subcontractors, we cannot be
                                           sure that we will be able to maintain
                                           an adequate supply of components.
                                           Moreover, we cannot be sure that any
                                           of the components we purchase will
                                           satisfy our quality standards and be
                                           delivered on time. Our business could
                                           suffer if we fail to maintain our
                                           relationships with our subcontractors
                                           or fail to develop alternative
                                           sources for our printer components.
                                           Also, as our business grows, we will
                                           need to purchase greater quantities
                                           of components on a timely basis, and
                                           any delay in supply could hurt our
                                           sales. We cannot guarantee that we
                                           will develop alternative sources of
                                           production for our products.

OUR BUSINESS IS EXTREMELY                  The printing equipment industry is
COMPETITIVE.                               extremely competitive and many of our
                                           competitors have greater management,
                                           financial, technical, manufacturing,
                                           marketing, sales, distribution and
                                           other resources than we do. Our
                                           ability to compete depends on factors
                                           both within and outside of our
                                           control, including the performance
                                           and acceptance of our current
                                           printers and any products we develop
                                           in the future. We compete against
                                           several companies that market digital
         WE HAVE NUMEROUS                  printing systems based on
         COMPETITORS IN THE MARKET         electrostatic, drop-on-demand inkjet,
         FOR OUR PRINTERS.                 airbrush and other technologies. We
                                           also face competition from existing
                                           conventional wide-format and
                                           super-wide format printing methods,
                                           including hand painting, screen
                                           printing and offset printing. Our
                                           competitors could develop new
                                           products, with existing or new
                                           technology, that could be competitive
                                           in price and performance with our
                                           printers. We can not assure you that
                                           we can compete effectively with any
                                           such products.

         WE ALSO FACE COMPETITION          We also compete with independent
         IN THE MARKET FOR PRINTING        manufacturers in the market for
         SUPPLIES.                         printer supplies, in particular, the
                                           inks we supply. In 1998 and 1999, ink
                                           sales accounted for 23.6% and 23.1%
                                           of our total sales, respectively. We
                                           cannot guarantee that we will be able
                                           to remain the exclusive or even
                                           principal ink manufacturer for our
                                           printers. We recently entered the
                                           substrate business, which is also
                                           highly
                                           competitive and characterized by a
                                           large number of suppliers worldwide.
                                           We are developing substrates through
                                           subcontractors that have a high added
                                           value when used with our printers. We
                                           believe we are well positioned, both
                                           in our technical knowledge and in the
                                           minds of our customers, to succeed in
                                           selling high value-added substrates
                                           to our customers. We can not assure
                                           you that we will be able to compete
                                           effectively or achieve significant
                                           revenues in the substrate business.

WE DEPEND ON OUR KEY EMPLOYEES.            Our success depends to a significant
                                           extent upon the contributions of key
                                           personnel and our senior executives.
                                           Our business could seriously suffer
                                           if one or more of our key personnel
                                           or senior executives were to leave
                                           our Company. In addition, we do not
                                           have, and do not contemplate getting,
                                           "key-man" life insurance for any of
                                           our key employees. Our future success
                                           will also depend in part on our
                                           continuing ability to retain our key
                                           personnel and senior executives and
                                           to attract other highly qualified
                                           employees. We cannot assure our
                                           continued success in attracting or
                                           retaining highly qualified personnel.

WE RELY ON TRADE SECRETS, PATENTS AND      We rely on a combination of trade
PROPRIETARY RIGHTS.                        secrets, licenses, patents and
                                           non-disclosure and confidentiality
                                           agreements to establish and protect
                                           our proprietary rights in our
                                           products. We cannot guarantee that
                                           our existing patents or any future
                                           patents will not be challenged,
                                           invalidated, or circumvented, or that
                                           our competitors will not
                                           independently develop or patent
                                           technologies that are substantially
                                           equivalent or superior to our
                                           technology. We cannot be sure that we
                                           will receive further patent
                                           protection in Israel, the United
                                           States, or elsewhere, for existing or
                                           new products or applications. Even if
                                           we do secure further patent
                                           protection, we cannot guarantee it
                                           will be effective. In some countries,
                                           meaningful patent protection is not
                                           available. We are not aware of any
                                           infringement claims against us
                                           involving our proprietary rights.
                                           Third parties may assert infringement
                                           claims against us in the future, and
                                           the cost of responding to such
                                           assertions, regardless of their
                                           validity, could be significant. In
                                           addition, such claims could be found
                                           to be valid and result in large
                                           judgments against us. Even if such
                                           claims are not valid, the cost could
                                           be substantial to protect our patent
                                           rights.

         IT IS DIFFICULT TO PROTECT OUR    We believe that our success is less
         PROPRIETARY RIGHTS.               dependent upon the legal protection
                                           afforded by patent and other
                                           proprietary rights than on the
                                           knowledge, ability, experience and
                                           technological expertise of our
                                           employees and our key suppliers. Our
                                           policy is to have employees sign
                                           confidentiality agreements, to have
                                           selected parties, including key
                                           suppliers, sub-contractors and
                                           distributors, sign non-competition
                                           agreements and to have third parties
                                           that we deal with sign non-disclosure
                                           agreements. Although we take
                                           precautionary measures to protect our
                                           trade secrets, we cannot guarantee
                                           that others will acquire equivalent
                                           trade secrets or steal our exclusive
                                           technology. Moreover, we may not be
                                           able to meaningfully protect our
                                           rights that are not protected by
                                           patents.

WE RELY ON INTERNATIONAL SALES.            Our printers and supplies are sold
                                           worldwide, with revenues generated in
                                           various currencies. There are a
                                           number of risks inherent in
                                           international business activities,
                                           including unexpected changes in
                                           regulatory requirements, political
                                           instability, tariffs and other trade
                                           barriers, as well as the burdens of
                                           complying with different foreign
                                           laws. To date, fortunately, these
                                           risks have not materially affected
                                           our business or financial situation.
                                           We cannot predict, however, when
                                           exchange or price controls or other
                                           restrictions on the conversion of
                                           foreign currencies could impact our
                                           business.

         CURRENCY FLUCTUATIONS ARE         Because we have revenues and expenses
         A RISK WE FACE ON A DAILY         in various currencies, including the
         BASIS.                            U.S. dollar, the NIS and certain
                                           European currencies, our financial
                                           results are subject to the effects of
                                           fluctuations of foreign currency
                                           exchange rates. In the future,
                                           currency fluctuations could hurt our
                                           profitability. We do not hedge
                                           against fluctuations in currency
                                           exchange rates, but we may do so in
                                           the future.

ENVIRONMENTAL CONCERNS.                    We mix the ink used in our NUR
                                           Blueboard printers with a methyl
                                           ethyl-ketone solvent. Methyl
                                           ethyl-ketone solvent is a hazardous
                                           substance and is subject to various
                                           government regulations relating to
                                           its transfer, handling, packaging,
                                           use, and disposal. We store the ink
                                           at warehouses in Europe, the United
                                           States and Israel, and a shipping
                                           company ships it at our direction. We
                                           face potential responsibility for
                                           problems that may arise when we ship
                                           the ink to customers. We believe that
                                           we are in material compliance with
                                           all applicable environmental laws and
                                           regulations. If we fail to comply
                                           with these laws or an accident
                                           involving our ink waste or methyl
                                           ethyl-ketone solvent occurs then our
                                           business and financial results could
                                           be adversely affected.

WE RELY ON GOVERNMENT GRANTS,              We have been favorably affected by
TAX BENEFITS AND OTHER FUNDING             certain Israeli and Belgian
FROM THIRD PARTIES.                        Government programs incentives. Our
                                           operations could be and tax
                                           legislation principally related to
                                           research and development and
                                           adversely affected if these programs
                                           sales and marketing grants and
                                           capital investment or tax benefits
                                           are reduced or eliminated and not
                                           replaced with equivalent programs or
                                           benefits, or if our ability to
                                           participate in these programs were
                                           significantly reduced. We cannot
                                           assure you that such programs and tax
                                           legislation will continue in the
                                           future or that the available benefits
                                           will not be reduced or that we will
                                           continue to meet the conditions to
                                           benefit from such programs and
                                           legislation.

         WE RECEIVE TAX BENEFITS           Pursuant to the Law of Encouragement
         FROM THE ISRAELI                  of Capital Investments, the Israeli
         GOVERNMENT.                       government has granted "Approved
                                           Enterprise" status to some of our
                                           production facilities. Consequently,
                                           these facilities are eligible for
                                           certain tax benefits for the first
                                           several years in which they generate
                                           taxable income. If we fail to obtain
                                           additional grants, or if our tax
                                           benefits are significantly reduced,
                                           our financial condition could suffer.

         WE MUST COMPLY WITH               To receive grants and tax benefits,
         CONDITIONS TO RECEIVE             we must comply with a number of
                                           conditions. If we fail to comply with
                                           these conditions, the grants

         GRANTS AND TAX  BENEFITS.         and tax benefits that we receive
                                           could be partially or fully canceled
                                           and we would be forced to refund the
                                           amount of the canceled benefits
                                           received, adjusted for inflation and
                                           interest. We believe that we have
                                           operated and will continue to operate
                                           in compliance with the required
                                           conditions, although we cannot be
                                           sure. We further believe that the
                                           likelihood is remote that we will be
                                           required to refund grants or tax
                                           benefits that we receive from the
                                           Israeli government, the Marketing
                                           Fund, and under our "Approved
                                           Enterprise" status.

WE HAVE CHANGED OUR LEADERSHIP             In April 1997, when Moshe Nur
AND HAVE LIMITED MANAGEMENT                transferred control of NUR
RESOURCES TO MANAGE FUTURE                 Macroprinters, we replaced most of
GROWTH.                                    the members of our board of
                                           directors. We also made several
                                           management changes at such time and
                                           changed our Chief Financial Officer.
                                           Our recent growth has placed, and
                                           will continue to place, a significant
                                           strain on our management team,
                                           facilities and other resources. In
                                           order to support our growth, our new
                                           leadership adopted financial controls
                                           and reporting systems and expanded
                                           our management, facilities, financial
                                           and other resources. To avoid any
                                           negative effects on our business, we
                                           must successfully implement financial
                                           controls, expand our manufacturing,
                                           sales, marketing and service
                                           organizations, and update our
                                           accounting, operational and
                                           management information systems.
                                           Failure to do so effectively could
                                           have a material adverse effect on our
                                           business and financial results.

OUR OPERATING RESULTS TEND TO              Our revenues may vary significantly
FLUCTUATE.                                 from quarter to quarter as a result
                                           of, among other factors, the timing
                                           of new product announcements and
                                           releases by our competitors and us.
                                           We do not typically have a material
                                           backlog of orders at the beginning of
                                           each quarter. We generally ship and
                                           record a significant portion of our
                                           revenues for orders placed within the
                                           same quarter, primarily in the last
                                           month of the quarter. We may not
                                           learn of shortfalls in sales until
                                           late in, or shortly after the end of,
                                           such fiscal period. As a result, our
                                           quarterly earnings may be subject to
                                           significant variations.

IMPORTANT FACILITIES AND OPERATIONS ARE    Our most important facilities and
LOCATED IN ISRAEL.                         operations and many of our
                                           subcontractors are located entirely
                                           in the State of Israel. Political and
                                           military conditions in Israel
                                           directly affect operations. Since
                                           Israel was established in 1948, a
                                           state of hostility has existed,
                                           varying in degree and intensity,
                                           between Israel and certain Arab
                                           countries. Although Israel has
                                           entered into agreements with some of
                                           these countries, the Palestine
                                           Liberation Organization and the
                                           Palestinian Authority, and the
                                           feuding parties have signed various
                                           declarations in hopes of resolving
                                           some of the hostilities, we cannot
                                           predict the future of the volatile
                                           Middle East and of Israel in
                                           particular. To date, Israel has not
                                           entered into a peace treaty with
                                           Lebanon or Syria, with whom Israel
                                           shares its northern borders, or with
                                           certain other Arab countries with
                                           which a state of hostility exists.
                                           Any major hostilities involving
                                           Israel, the Palestinian Authority, or
                                           Arab countries in the Middle East
                                           could have a
                                           serious negative impact on our
                                           business operations.

         SOME OF OUR OFFICERS AND          Furthermore, all nonexempt male adult
         EMPLOYEES ARE ON MILITARY         citizens of Israel, including some of
         RESERVE.                          our officers and employees, are
                                           obligated to perform military reserve
                                           duty and are subject to being called
                                           for active duty under emergency
                                           circumstances. While we have operated
                                           effectively under these conditions in
                                           the past, we cannot predict the full
                                           impact of such conditions on us in
                                           the future, particularly if emergency
                                           circumstances occur.

WE ARE SENSITIVE TO ECONOMIC CONDITIONS    Inflation in Israel and devaluation
IN ISRAEL.                                 of the NIS have an impact on our
                                           financial results. Although Israel
                                           has substantially reduced the rates
                                           of inflation and devaluation in
                                           recent years, they are still
                                           relatively high and we could
                                           experience losses due to inflation or
                                           devaluation. If inflation rates in
                                           Israel increase again and hurt
                                           Israel's economy as a whole, our
                                           operations and financial condition
                                           could be negatively impacted.

         WE DO NOT KNOW THE IMPACT         Israeli law limits foreign currency
         OF RECENT POLICY CHANGES          transactions and transactions between
         ON FOREIGN CURRENCY               Israeli and non-Israeli residents.
         TRANSACTIONS.                     The Controller of Foreign Exchange at
                                           the Bank of Israel, through "general"
                                           and "special" permits, may regulate
                                           or waive these limitations. Until
                                           recently, transactions in foreign
                                           currency were strictly regulated. In
                                           May 1998, the Bank of Israel
                                           liberalized its foreign currency
                                           regulations by issuing a new "general
                                           permit" pursuant to which foreign
                                           currency transactions are generally
                                           permitted, although certain
                                           restrictions still apply. Restricted
                                           transactions include foreign currency
                                           transactions by institutional
                                           investors, including futures
                                           contracts by foreign residents for
                                           periods of more than one month, and
                                           investments outside of Israel by
                                           pension funds and insurers. Under the
                                           new general permit, all foreign
                                           currency transactions must be
                                           reported to the Bank of Israel. We
                                           cannot currently assess what impact,
                                           if any, this liberalization will have
                                           on us. We also cannot predict its
                                           impact on the value of the NIS
                                           compared to the dollar and the
                                           corresponding effect on our financial
                                           statements.

SERVICE OF PROCESS AND                     We are organized under the laws of
ENFORCEMENT OF JUDGMENTS.                  Israel and our headquarters are in
                                           Israel. Certain of our officers and
                                           directors reside outside of the
                                           United States. Therefore, you may not
                                           be able to enforce any judgment
                                           obtained in the U.S. against us or
                                           any of such persons. You may not be
                                           able to enforce civil actions under
                                           U.S. securities laws if you file a
                                           lawsuit in Israel. However, we have
                                           been advised by our Israeli counsel
                                           that subject to certain limitations,
                                           Israeli courts may enforce a final
                                           judgment of a U.S. court for
                                           liquidated amounts in civil matters
                                           after a hearing in Israel. If a
                                           foreign judgment is enforced by an
                                           Israeli court, it will be payable in
                                           Israeli currency.

ITEM 2:  DESCRIPTION OF PROPERTY

ISRAEL

         The Company's main facilities in Moshav Magshimim, Israel consists of approximately 13,000 square feet. The Company uses this facility as its headquarters and for research and development. Lease for the Magshimim property has been extended until December 1, 2000, when the Company plans to relocate its headquarters to a leased facility in a high-tech industrial zone in Lod, Israel. The Lod facility is approximately 14,765 square feet. The initial five-year lease of the Lod facility provides for monthly rent of $63,750. The lease agreement grants the Company an option to continue the lease term for two consecutive periods of 2.5 years.

         NPE leases approximately 6,292 square feet in Rosh Ha'ain, Israel, for the manufacture and assembly of the NUR Blueboard and the NUR Fresco. The Rosh Ha`ain lease expires in May 2001.

UNITED STATES

         NUR America leases office space in Newton, Massachusetts consisting of 4,500 square feet for use as the subsidiary's headquarters, sales and marketing offices, and demonstration and service center. The Newton lease expires in October 2008.

BELGIUM

         NUR Europe leases approximately 1,970 square feet of office space in Brussels, Belgium for use as the subsidiary's headquarters and sales office demonstration and service center. The Brussels lease expires in September 2011. NUR Europe plans to expand its headquarters space at the above address by additional 2,460 square feet. The lease for the additional space will expire in March 2012.

         NUR Media Solutions leases approximately 600 square feet office space in Louvain-la-Neuve, Belgium for use as office space. The Louvain-la-Neuve lease will expire in December 2002.

         Stillachem leases temporary office space in Belgium of approximately 853 square feet. The lease expires in November 2002. Stillachem intends to build new facilities specially suited for its operations.

ASIA

         NUR Shanghai leases approximately 2,067 square feet of space for use as a warehouse and as a demonstration center in a free trade zone in Shanghai, China, and occupies office space in a separate location in Shanghai China. The leases will expire on April 2000 and December 2001 respectively. NUR Shanghai has the option to extend the warehouse lease for an extended period of 12 months.

          NUR Asia Pacific leases office space of approximately 32 square feet and warehouse space of approximately 32 square feet in Hong Kong. The leases are terminated upon written notice from NUR Asia Pacific.

         NUR Asia Pacific leases office space of approximately 170 square feet in Singapore. The lease will expire on November 2000.

ITEM 3:  LEGAL PROCEEDINGS

         In July 1999, the Company entered into a settlement agreement with Scitex Wide Format Printing Ltd. (formerly Idanit) and a former sales professional of Idanit currently employed with NUR America. Pursuant to the settlement agreement, all claims relating to the recruitment of the sales professional by NUR America, including claims brought in Israel and in Massachusetts, were settled and withdrawn with prejudice.

ITEM 4:  CONTROL OF REGISTRANT

         The following table sets forth information regarding the beneficial ownership of the Company's Ordinary Shares as of April 5, 2000, by (i) each person known by the Company to be the beneficial owner of more than 10% of the outstanding Ordinary Shares and (ii) all of the Company's executive officers and directors as a group (10 persons). All of the information with respect to beneficial ownership of the Ordinary Shares is given to the best of the Company's knowledge and has been furnished in part by the respective directors, executive officers, or beneficial owners, as the case may be.


                                                   ORDINARY SHARES          PERCENTAGE OF ORDINARY SHARES
                                                  BENEFICIALLY OWNED            BENEFICIALLY OWNED(1)
Dan Purjes (2)                                        4,536,263                       35.8%

All current executive officers and
directors as a group (10 persons)(3)                  5,692,225                       43.8%



----------
(1)  Based on a total of 12,003,073 Ordinary Shares outstanding
(2)  Dan Purjes is Chairman of the Company
(3)  Includes the holdings of Dan Purjes

ITEM 5:  NATURE OF THE TRADING MARKET

         The Company's Ordinary Shares are quoted on the Nasdaq National Market under the symbol NURM. There is no non-United States trading market for the shares.

         As of April 5, 2000, there were 103 record holders of Ordinary Shares, of which 81 represented United States record holders holding approximately 85.4% the outstanding Ordinary Shares of the Company.

         The prices set forth below are high and low closing bid prices for the Ordinary Shares of the Company as reported by Nasdaq National Market. Such quotations reflect inter-dealer prices, without retail markup, markdown, or commission and may not necessarily represent actual transactions.



                    QUARTER                     HIGH              LOW
                    -------                     ----              ---
                     1998
                First quarter                  3 1/8            1 11/16
                Second quarter                 4 1/2            2 1/4
                Third quarter                  3 1/8            1 15/16
                Fourth quarter                 3 3/8            1 3/4

                     1999
                First quarter                  3 5/16           2 1/2
                Second quarter                 3 23/32          2 7/8
                Third quarter                  5 1/2            9
                Fourth quarter                 7 5/16           12 15/16

                     2000
                First quarter                  18 15/16         10 5/8
                Second quarter (through        15 7/8           12 1/8
                May 2, 2000)



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

         There are no limitations on the right of non-resident or foreign owners to hold or vote their Ordinary Shares of the Company that are imposed by the Company's Articles of Association or by Israeli law, other than certain limitations imposed by Israeli Law upon countries who are in a state-of-war with the State of Israel and upon individual or entities residing, incorporated or carrying out business in such countries.

ITEM 7:  TAXATION

CAPITAL GAINS AND INCOME TAXES APPLICABLE TO NON-ISRAELI SHAREHOLDERS

         The following is a summary of the current tax laws of the State of Israel as they relate to the Company and its shareholders. This summary does not discuss all aspects of Israeli tax law that may be relevant to a particular investor in light of his personal investment circumstances or to certain types of investors subject to special treatment under Israeli law (for example, traders in securities, businesses in Israel or persons that own, directly or indirectly, 10% or more of the Company's outstanding voting stock). The following also includes a discussion of certain Israeli government programs benefiting various Israeli businesses such as the Company. To the extent that the discussion is based on new legislation yet to be subject to judicial or administrative interpretation, there can be no assurance that the views expressed herein will accord with any such interpretation in the future. This discussion is not intended and should not be construed as legal or professional tax advice, and does not cover all possible tax considerations.

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

TAXATION UNDER INFLATIONARY CONDITIONS

         The Income Tax Law (Adjustment for Inflation), 1985 (the "Adjustment for Inflation Law") attempts to overcome some of the problems experienced in a traditional tax system by an economy experiencing rapid inflation, which was the case in Israel at the time the Adjustment for Inflation Law was enacted. Generally, the Adjustment for Inflation Law was designed to neutralize for Israeli tax purposes the erosion of capital investments in businesses and to prevent unintended tax benefits resulting from the deduction of inflationary financing expenses. The Adjustment for Inflation Law applies a supplementary set of inflationary adjustments to taxable profit computed according to regular historical cost principles.

         The Adjustment for Inflation Law introduced a special tax adjustment for the preservation of equity based on changes in the Israeli CPI whereby certain corporate assets are classified broadly into fixed (inflation resistant) assets and non-fixed assets. Where shareholders' equity, as defined in the Adjustment for Inflation Law, exceeds the depreciated cost of fixed assets, a corporate tax deduction which takes into account the effect of inflationary change on such excess in allowed (up to a ceiling of 70% of taxable income for companies in any single tax year, with the unused portion permitted to be carried forward on a linked basis with no ceiling). If the depreciated cost of fixed assets exceeds shareholders' equity, then such excess multiplied by the annual rate of inflation is added to taxable income.

         In addition, subject to certain limitations, depreciation on fixed assets and losses carried forward are adjusted for inflation based on changes in the Israeli CPI. The net effect of the Adjustment for Inflation Law on the Company might be that the Company's taxable income, as determined for Israeli corporate tax purposes, will be different than the Company's U.S. dollar income, as reflected in its financial statements, due to the difference between the annual changes in the CPI and in the NIS exchange rate with respect to the U.S. Dollar, causing changes in the effective tax rate.

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

         Taxable income of a company derived from an Approved Enterprise designated as such is subject to corporate tax at the rate of 25% or less based on the percentage of foreign ownership of the company (rather than the regular corporate tax rate of 36%) throughout the "Benefit Period"--a period of seven years commencing with the year in which the Approved Enterprise first generated taxable income (limited to the earlier of twelve years from the commencement of production or fourteen years from the date of approval) and, under certain circumstances, extending to a maximum of ten years therefrom. In the event a company operates under more than one approval or only part of its capital investments are approved (a "Mixed Enterprise"), its effective corporate tax rate is the result of a weighted combination of the various applicable rates.

         In addition, a company owning an Approved Enterprise approval may elect to forego certain government grants extended to its Approved Enterprise in exchange for an "alternative package" of tax benefits (the "Alternative Package"). Under the Alternative Package, a company's undistributed income derived from an Approved Enterprise will be exempt from corporate tax for a period of between two and ten years, depending on the geographic location of the Approved Enterprise within Israel, and such company will be eligible for the tax benefits under the Investment Law described above for the remainder of the Benefits Period.

         Part of the Company's production facilities have been granted the status of "Approved Enterprise" under the Investment Law, under two separate investment plans. The implementation of the investments under the first plan was finalized in 1993. The implementation of the second plan was finalized in 1999.

         According to the provisions of the Investment Law, the Company chose to enjoy "alternative benefits"--waiver of grants in return for tax exemption. Accordingly, the Company's income from the Approved Enterprise will be tax-exempt for a period of two and four years for the first and second plans, respectively, commencing with the year it first earns taxable income, and subject to corporate tax at the rate of 25% (or less based on the percentage of foreign ownership of the company), for additional periods of five and three years, for the first and second plans, respectively.

         The period of tax benefits, detailed above, is subject to limits of 12 years from the commencement of production, or 14 years from receiving the approval, whichever is earlier. Given the above mentioned conditions, the period of benefits for the first plan commenced in the year 1994 and will terminate in the year 2000, and the period of benefits for the second plan commenced in the year 1999 and will terminate in the year 2005.

         If dividends are distributed out of such tax-exempt profits, the Company will be liable for corporate tax at the rate, which would have been applied if it had not chosen the alternative tax benefits (currently 15% or 25% based on the percentage of foreign ownership of the company for an "Approved

Enterprise"). Therefore, income derived from the Company's "Approved Enterprise" status is not available for distribution to shareholders as a dividend. See Note 20(a) to the Company's Financial Statements.

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

CAPITAL GAINS AND INCOME TAXES APPLICABLE TO NON-ISRAELI SHAREHOLDERS

         Under existing regulations, any capital gain realized by a shareholder with respect to the Ordinary Shares acquired on or after the registration of such shares will be exempt from Israeli Capital Gains Tax if the Ordinary Shares are listed on an approved foreign securities market (which term includes the Nasdaq in the United States) and provided that the Company continues to qualify as an Industrial Company under Israeli law, and provided the shareholder does not hold such shares for business purposes.

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

TAX BENEFITS FOR RESEARCH AND DEVELOPMENT

         Israeli tax law allows under certain conditions a tax deduction in the year incurred for expenditures (including non-depreciable capital expenditures) in scientific research and development projects, if the expenditures are approved by the relevant Israeli Government Ministry (determined by the field of research) and the research and development is for the promotion of the enterprise and is carried out by or on behalf of the company seeking such deduction. Expenditures not so approved are deductible over a three-year period. However, according to Israeli Supreme Court decisions, expenditures made out of the proceeds of government grants are not deductible, i.e., the Company will be able to deduct the unfunded portion of the research and development expenditures and not the gross amount.

                U.S. TAX CONSIDERATIONS REGARDING ORDINARY SHARES

         The following summary describes certain of the principal United States federal income tax consequences relating to an investment in Ordinary Shares as of the date hereof. The summary is based on the Internal Revenue Code of 1986 (the "Code"), and existing final, temporary and proposed Treasury Regulations, Revenue Rulings and judicial decisions, all of which are subject to prospective and retroactive changes. The Company will not seek a ruling from the Internal Revenue Service (the "IRS") with regard to the United States federal income tax treatment relating to an investment in Ordinary Shares and, therefore, there can be no assurance that the IRS will agree with the conclusions set forth below. The summary does not purport to address all federal income tax consequences that may be relevant to particular investors. For example, the summary applies only to holders who hold Ordinary Shares as a capital asset within the meaning of
Section 1221 of the Code, and does not address the tax consequences that may be relevant to investors in special tax situations (including, for example, insurance companies, tax-exempt organizations, dealers in securities or currency, banks or other financial institutions, or investors that hold Ordinary Shares as part of a hedge, straddle or conversion transaction). Further, it does not address the alternative minimum tax consequences of an investment in Ordinary Shares or the indirect consequences to Holders of equity interests in investors in Ordinary Shares. ACCORDINGLY, PERSONS CONSIDERING THE PURCHASE OF ORDINARY SHARES SHOULD CONSULT THEIR OWN TAX ADVISORS CONCERNING THE APPLICATION OF UNITED STATES FEDERAL INCOME TAX LAWS, AS WELL AS THE LAWS OF ANY STATE, LOCAL OR FOREIGN TAXING JURISDICTION, TO THEIR PARTICULAR SITUATIONS.

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

         SALE OR EXCHANGE OF ORDINARY SHARES. A. U.S. Holder of Ordinary Shares generally will recognize capital gain or loss upon the sale or exchange of the Ordinary Shares measured by the difference between the amount realized and the U.S. Holder's tax basis in the Ordinary Shares. Gain or loss will be computed separately for each block of shares sold (shares acquired separately at different times and prices). The gain or loss on such disposition will be long-term capital gain or loss if the Ordinary Shares had been held for more than one year. The deductibility of capital losses is restricted and generally may only be used to reduce capital gains to the extent thereof. However, individual taxpayers generally may deduct annually $3,000 of capital losses in excess of their capital gains.

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

ITEM 8:  SELECTED CONSOLIDATED FINANCIAL DATA

                            STATEMENTS OF OPERATIONS
                                (IN U.S. DOLLARS)
                 (IN THOUSANDS, EXCEPT PER SHARE AND SHARE DATA)


                                                        1995           1996(1)          1997(1)          1998(1)        1999(2)
                                                      -------          -------          -------          -------        -------
Revenues:
Sales of printers and related products                $13,824          $13,639          $18,874          $31,905        58,259
Sales of printed materials(3)                              --            2,998            3,085            4,540         2,460
                                                      -------          -------          -------          -------        -------
                                                       13,824           16,637           21,959           36,445        60,719
                                                      -------          -------          -------          -------        -------

Cost of revenues:
Cost  of  sales  of  printers   and  related            9,374           11,528            9,627           16,368        30,440
products
Cost of sales of printed materials                         --            2,008            1,684            2,579         1,344
                                                      -------          -------          -------          -------        -------
                                                        9,374           13,536           11,311           18,947        31,784
                                                      -------          -------          -------          -------        -------

Gross profit                                            4,450            3,101           10,648           17,498        28,935
                                                      -------          -------          -------          -------        -------

Research and development expenses                       1,040            1,530            1,726            5,027         5,530
Less royalty-bearing grants                               306              372               43              818           721
                                                      -------          -------          -------          -------        -------
Research and development expenses, net                    734            1,158            1,683            4,209         4,809
                                                      -------          -------          -------          -------        -------

Selling and marketing expenses, net                     1,039            4,823            4,620            5,829         9,485
General and administrative expenses                     1,187            2,560            3,439            5,084         6,275
Write-off of debts from related parties                    --            3,757                --               -            --
                                                      -------          -------          -------          -------        -------
                                                        2,226           11,140            8,059           10,913        15,760
                                                      -------          -------          -------          -------        -------

Operating income (loss)                                 1,490           (9,197)             906            2,376         8,366
Financial expenses, net                                   205              589              320              501           683
Gain (loss) on marketable securities                       12               22               --              (92)           67
Other income (expenses), net                              110               76               (8)             (19)          176
                                                      -------          -------          -------          -------        -------



                                                      1995           1996(1)          1997(1)           1998(1)          1999(2)
                                                   ---------        ---------        ---------         ----------       ----------
Income (loss) before taxes on income                  1,407            (9,688)             578              1,764            7,926
Taxes on income                                         221               400               67                264              798
                                                   ---------        ---------        ---------         ----------       ----------
Income (loss) after taxes on income                   1,186           (10,088)             511              1,500            7,128
Minority interest in earnings of subsidiary              --                --              (26)                43              (28)
Equity in losses of 50% owned joint venture(4)       (1,125)               --               --                 --               75
                                                   ---------        ---------        ---------         ----------       ----------
Net income (loss) for the period                        $61          $(10,088)            $485             $1,457            7,175
                                                   ---------        ---------        ---------         ----------       ----------
Basic earnings (loss) per share                        $0.01           $(1.47)           $0.07              $0.13            $0.64
                                                   ---------        ---------        ---------         ----------       ----------
Diluted earnings (loss) per share                      $0.01           $(1.47)           $0.07              $0.13            $0.56
                                                   ---------        ---------        ---------         ----------       ----------
                                                   ---------        ---------        ---------         ----------       ----------
Weighted  average  number of shares  used in
computing basic earnings (loss) per  share         4,904,118        6,880,000        7,293,640         10,880,000       11,181,137
                                                   ---------        ---------        ---------         ----------       ----------
                                                   ---------        ---------        ---------         ----------       ----------
Weighted  average  number of shares  used in
computing diluted earnings (loss) per  share       4,904,118        6,880,000        7,293,640         11,451,389       12,722,600
                                                   ---------        ---------        ---------         ----------       ----------
                                                   ---------        ---------        ---------         ----------       ----------



----------
(1) Represents financial information for the Company together with its subsidiaries NUR Media Solutions, NUR America, NUR Europe, and NUR Germany.

(2) Represents financial information for the Company together with its subsidiaries NUR Media Solutions, NUR America, NUR Europe, NUR Shanghai, NUR Asia Pacific and NUR Germany (NUR Germany first 6 months).

(3) Represents 84% of NUR Germany's income for the first 6 months of 1999, an operation that was sold during the third quarter of 1999.

(4)  Represents equity in Stillachem and NPE.


                               BALANCE SHEET DATA
                                (IN U.S. DOLLARS)
                                 (IN THOUSANDS)


                                   1995          1996(1)             1997(1)            1998(1)           1999(2)
                                 -------        --------            --------           --------          --------
Working capital............      $10,597           $690             $ 4,674             $5,441            16,017
Total assets...............       16,759         12,161              13,783             21,995            39,648
Total liabilities..........        4,945         10,325               7,998             14,565            21,785
Total shareholders' equity.      $11,814         $1,836             $ 5,785             $7,430            17,863


----------
(1) Represents financial information for the Company together with its subsidiaries NUR Media Solutions, NUR America, NUR Europe, and NUR Germany.

(2) Represents financial information for the Company together with its subsidiaries NUR Media Solutions, NUR America, NUR Europe, NUR Shanghai, NUR Asia Pacific and NUR Germany (NUR Germany first 6 months).

ITEM 9: MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

         The Company is a world leader in the market for the sale of WF and SWF digital printing systems. The Company develops, manufactures, sells, and services digital, inkjet color printing systems for on demand, production, WF and SWF printing. The Company also supplies inks and substrates which are consumable products for the operation of the Company's Printers. The Company's total revenues grew from approximately $22 million in the year ended December 31, 1997, to approximately $36.4 million in the year ended December 31, 1998 and $60.7 million in the year ended December 31, 1999. Excluding NUR Germany's results, revenues in 1999 were $58.3 million compared to $31.9 million in 1998 and $18.9 million in 1997.

         The Company carries out its main research and development center for the printers at its facilities in Moshav Magshimim. The Company's main sales and service activities are carried out through its wholly owned subsidiaries, NUR Europe, located in Brussels, Belgium, NUR America, located in Newton, Massachusetts, in the United States, NUR Asia Pacific located in Shanghai, China, and through its NUR Middle East and Africa unit located in Belgium. The Company also wholly owns NUR Media Solutions, located in Brussels, Belgium, which develops advanced consumables for the Company's Printers. The Company owns 50% of Stillachem, located in Charleroi Belgium, which is a digital ink factory producing inks for the NUR Fresco printers, and 50% of NPE located at Rosh Ha'ain Israel which is its main subcontractor for the assembly of the Company's Printers.

         The Company, incorporated as an Israeli corporation on July 29, 1987, started operation in June 1991, and since October 1995, the Company's Ordinary Shares are traded on Nasdaq National Market. The Company is currently quoted on Nasdaq National Market under the symbol NURM.

         Revenues from the Company's Printers and related materials are derived from the sale of the Company's Printers, inks, substrates, spare parts, and related services. Revenues from printed materials were derived from NUR Germany's printing and advertising display services, a company that was sold during the third quarter of 1999.

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

         The sales and marketing expenses include the costs associated with the staff of the sales and marketing force of the Company and its subsidiaries, advertising and promotion of existing and new products, trade shows, commissions, and other marketing activities. During 1999, the Company expended significant financial and management resources to expand its business and product offerings. The Company invested in strengthening the service and sales organizations in NUR Europe and NUR America, by hiring additional sales and service staff in both territories. The Company also invested in the creation and set-up of NUR Asia Pacific, NUR Shanghai and NUR Middle East and Africa, the Company's new sales and service organizations, replacing Scitex, its distributor in these territories until the end of 1998. The Company also invested in the continuation of the development of NUR Media

Solutions, a subsidiary dedicated to the development and marketing of consumables, mainly substrates, inks and clear coat varnishes for the use with the Company's products. The Company also established two new joint ventures, NPE, an assembly subcontractor for the Company's Printers located in Israel, and Stillachem, an ink factory for the NUR Fresco inks located in Belgium.

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

         The functional currencies of NUR Media Solutions and NUR Europe are their local currencies. The balance sheets of these subsidiaries are translated into U.S. dollars at the exchange rate prevailing on the date of the balance sheet. The statements of operations and cash flows are translated at weighted average exchange rates during each year presented. Translation adjustments are recorded in a separate component of shareholders' equity.

         The Company's consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Israel. As applicable to the Company's financial statements, generally accepted accounting principles in the U.S. and Israel are identical in all material respects.

         The Company accounts for stock-based compensation in accordance with the requirements of Accounting Principles Board Opinion No. 25 ("APB 25") "Accounting for Stock Issued to Employees." Under APB 25, when the exercise price of the Company's employee options is less than the fair value of the underlying shares on the date of grant, compensation expense is recognized.

         In accounting for options granted to persons other than employees, the provisions of Financial Accounting Standards Board Statement No. 123, "Accounting for Stock Based Compensation" were applied. According to FASB 123, the fair value of these options was estimated at the grant date using Black-Scholes options pricing model.

CURRENT AND FUTURE TRENDS

         PRINTERS SALES

         SWF: The Company has estimated based on its own market research that the SWF industry has grown at a rate of 15-20% annually for the last three years. Originally the SWF market was created for print billboard. Currently the main drive for growth is coming from the introduction of new application such as mural coverings, truck side printing and exhibition graphics. The Company's growth during 1998 and 1999 has exceeded this growth rate, mainly as a result of the Company's increased market share in the SWF market and the introduction of new products. The Company believes it will maintain a similar level of revenues in the SWF market of its business during 2000.

         WF: In February 2000, the Company started to sell the first NUR Fresco printers to the WF professional market. The Company believes it will see most of its growth in 2000 coming from the introduction of this product to the WF professional print market.

         CONSUMABLES SALES

         During 1998 and 1999, the Company focused on its consumable recurring revenues strategy. During 1999 this part of the business has grown by 116% compared to 1998. The consumable business is made of two families of products, specialized inks and specialized substrates. The Company believes that during 2000 the growth rate in the sale of the consumables will be less than in 1999 and will only reflect the growth rate of the installed base of the Company's Printers.

         GROSS MARGINS

         The gross margins of the Company are expected to be at similar levels in 2000 as in 1999. Although there is a downward price pressure on the Company's existing products, there have been certain reductions in the manufacturing cost of these products. The Company anticipates a launch of its new products at gross margins similar to its existing products.

         INDUSTRY

         The out-of-home digital printing industry has undergone significant changes in the past few years, and additional change is anticipated in the future. The most noticeable change in the industry has been the adoption of inkjet technologies by all major competitors in the industry. The Company's major competitors have each introduced an inkjet-based printer to replace their existing airbrush printers. The new printers, introduced since the end of 1997, are based on the D-O-D technology. The Company believes it is the only manufacturer with printers that use CIJ and DOD printing technology. To date, the Company has been successful in maintaining and increasing its growth in revenues from the Company's Printers.

         With the cost of digital printing expected to decrease and the ability of digital technology expected to produce shorter runs more economically, the Company believes that the use of WF and SWF printing, such as that produced by the Company's Printers, should grow, and that the portion of the market serviced by digital printing should increase. The ability to produce WF and SWF images digitally has also opened new media opportunities for advertisers, such as mural printing, carpet printing, new forms of fleet graphics printing. The growth in demand for SWF digital printers is fueled both by the replacement of conventional print methods and the development of new printing applications.

GEOGRAPHIC BREAKDOWN OF REVENUES

         The Company sells its products and services around the world. Revenues are generally recognized at the location of the sale of the product or service. The table below shows the breakdown of revenues (dollars in thousands) by categories of activities and into geographic markets in the years ended December 31, 1999, 1998 and 1997. The "Other" category, below, includes, among other things, revenues generated by the service of the Company's printers. With the sale of NUR Germany in the third quarter of 1999, the Company no longer derives significant revenues from the sale of printed materials.


     YEAR ENDED            PRINTERS             INK            SUBSTRATES     PRINTED MATERIALS        OTHERS             TOTAL
  DECEMBER 31, 1999         (55.1%)           (23.1%)            (12.1%)             (4%)              (5.7%)             (100%)
       REGION              $        %        $         %        $        %         $        %        $         %        $        %
------------------------------------------------------------------------------------------------------------------------------------
Middle-East &            2,408     7.2%     1,428    10.2%      785    10.8%        --       --      330      9.5%    4,951     8.2%
Africa.............      6,357      19%     2,792    19.9%      468     6.4%        --       --      378     10.9%    9,995    16.5%
Asia...............     11,017    32.9%     3,533    25.1%    2,898    39.8%     2,460      100%   1,540     44.4%   21,448    35.3%
Europe
 North & Latin
  America..........     13,692    40.9%     6,291    44.8%    3,123      43%        --       --    1,219     35.2%   24,325      40%

Total Revenues.....     33,474     100%    14,044     100%    7,274     100%     2,460     100%    3,467      100%   60,719     100%
                        ------    ----    -------    ----     -----    ----     ------    ----    ------     ----    ------    ----
                        ------    ----    -------    ----     -----    ----     ------    ----    ------     ----    ------    ----


    YEAR ENDED             PRINTERS             INK            SUBSTRATES     PRINTED MATERIALS        OTHERS             TOTAL
 DECEMBER 31, 1998         (52.3%)           (23.6%)            (2.4%)            (12.5%)             (9.2%)             (100%)
      REGION              $        %         $        %         $       %         $        %        $         %        $        %
-----------------------------------------------------------------------------------------------------------------------------------
Middle-East &
Africa............        916     4.8%       858     9.9%      156    17.5%        --       --      308      9.2%    2,238     6.1%

Asia..............      1,762     9.2%     1,286    15.1%       --       --        --       --      278      8.3%    3,326     9.1%

Europe                  7,369      39%     2,388      28%      460    51.5%     4,540     100%    1,484     44.4%   16,241    44.6%

North & Latin
 America...........     9,005      47%     4,087      47%      278      31%        --       --    1,270     38.1%   14,640    40.2%

Total Revenues.....    19,052     100%     8,619     100%      894     100%     4,540     100%    3,340      100%   36,445     100%
                       ------    ----    -------    ----     -----    ----     ------    ----    ------     ----    ------    ----
                       ------    ----    -------    ----     -----    ----     ------    ----    ------     ----    ------    ----


     YEAR ENDED           PRINTERS             INK             SUBSTRATES      PRINTED MATERIALS       OTHERS            TOTAL
  DECEMBER 31, 1997         (55%)             (21%)               (0%)              (14%)              (10%)            (100%)
       REGION             $       %         $        %         $        %         $        %        $         %       $         %
-----------------------------------------------------------------------------------------------------------------------------------
Middle-East &
Africa............     1,344      11%                          --       --

Asia..............        --      --      1,122      25%       --       --         0       0%      583       26%    3,049      14%

Europe............     6,353      53%     1,549      34%       --       --     3,085     100%      862       38%   11,849      54%


 North & Latin
  America.........     4,326      36%     1,900      42%       --       --         0       0%      835       37%    7,061      32%

Total Revenues....    12,023     100%     4,571     100%       --       --     3,085     100%    2,280      100%   21,959     100%
                      ------    ----    -------    ----     -----    ----     ------    ----    ------     ----    ------    ----
                      ------    ----    -------    ----     -----    ----     ------    ----    ------     ----    ------    ----


RESULTS OF OPERATIONS

         The following table sets forth for the periods indicated certain line items from the Company's statement of operations as a percentage of the Company's sales:



                                                                 YEARS ENDED DECEMBER 31,
                                                   -----------------------------------------------
                                                   1995    1996(1)     1997(1)   1998(1)   1999(2)
                                                   -----------------------------------------------
                                                                     (IN PERCENTS)
                                                   -----------------------------------------------
REVENUES ......................................    100%     100%        100%      100%      100%
  Cost of sales of printers and related .......     68       69        43.9      44.9      50.1
  products
   Cost of sales of printed materials .........     --       12         7.6       7.1       2.2
   Gross profit ...............................     32       19        48.5        48      47.7
   Research and development expenses ..........      8        9         7.8      13.8       9.1
   Research and development expenses net ......      5        7         7.7      11.5       7.9
   Selling expenses, net ......................      7       29          21        16      15.6
   General and administrative expenses ........      9       15        15.7        14      10.3
   Write-off debts of related parties .........     --       23          --        --
   Operating income (loss) ....................     11      (55)        4.1       6.5      13.8
   Financial expenses, net ....................      2        4         1.5       1.4         1
   Gain (loss) on marketable securities .......     --       --          --       0.2        --
   Other income (expense) .....................      1       --          --      0.05       0.3
   Taxes on income (tax benefit) ..............      2        2         0.3       0.7       1.3
   Minority interest in earnings of subsidiary      --       --         0.1       0.1      0.05
   Equity in loss of a 50% owned subsidiary ...     (8)      --          --        --       0.1
   Net income (loss) ..........................     --      (61)        2.2         4      11.8


----------
(1) Represents the Company on a consolidated basis with its subsidiaries NUR Media Solutions, NUR America, NUR Europe and NUR Germany.

(2) Represents the Company on a consolidated basis with its subsidiaries NUR Media Solutions, NUR America, NUR Europe, NUR Germany, NUR Shanghai and NUR Asia Pacific (NUR Germany first six months of 1999).

     YEAR ENDED DECEMBER 31, 1999 COMPARED WITH YEAR ENDED DECEMBER 31, 1998

         REVENUES. Total revenues increased by 66.6%, to approximately $60.7 million in the year ended December 31, 1999 from approximately $36.44 million in the year ended December 31, 1998, mainly as a result of the introduction of the NUR Blueboard HiQ and market acceptance of the NUR Blueboard printers and as a result of the continued move to direct distribution by the Company of the Company's products in the Middle East, Africa and Asia. Growth was also fueled by the growth of sales of the ink as a result of the growth of the installed base of the Company's Printers and substrates a new business started in the third quarter of 1999. Excluding NUR Germany's results from the year ended December 31, 1998 (a company that was sold during the third quarter of 1999), revenues in 1999 were $58.26 million, an increase of 82.6% compared to $31.9 million in 1998.

         EXPENSES. Research and development costs, net of the OCS grants, were approximately $4.8 million in the year ended December 31, 1999, compared to $4.2 million in the year ended December 31, 1998. The increase is mainly as a result of increased efforts in developing new products. The Company expects to continue to invest significant resources in its research and development programs for new products and enhancements of existing products. The Company expects that research and development expenses will continue to increase in absolute dollar terms as compared to previous years.

         Selling and marketing expenses were approximately $9.5 million in the year ended December 31, 1999 compared to approximately $6.1 million in the year ended December 31, 1998. The Company received $0.13 million in the year ended December 31, 1999 from the Marketing Fund for selling and marketing expenses as compared to $0.11 million in the year ended December 31, 1998. The Company will not be eligible for support from the Marketing Fund commencing in 2000 due to the Company reaching the maximum allowed export revenues. The majority of sales and marketing expenses are incurred by the distribution subsidiaries, NUR Europe, NUR America, NUR Shanghai and NUR Asia Pacific.

         General and administrative expenses were approximately $6.27 million in the year ended December 31, 1999, compared to approximately $4.8 million in the year ended December 31, 1998, representing an approximately 30.7% increase. This increase was due primarily to building of the financial and administrative infrastructures of the Company and the opening of the new subsidiaries in the Far East.

         Financial expenses, net increased to $0.61 million in the year ended December 31, 1999 from $0.50 million in the year ended December 31, 1998.

         GROSS PROFIT. Gross profit was approximately $28.9 million in the year ended December 31, 1999, an increase of 65.4% from $17.5 million in the year ended December 31, 1998. Gross profit as percentage of sales was 47.6% in the year ended December 31, 1999 compared to 48% in the year ended December 31, 1998. Excluding NUR Germany's results from the year ended December 31, 1998 gross profit increased to $27.82 million (47.75% as percentage of sales) from $15.54 million (48.7% as percentage of sales) in 1998, an increase of 79%.

         TAXES. Taxes on income were $0.798 million in the year ended December 31, 1999 as compared to $0.264 million in the year ended December 31, 1998.

    YEAR ENDED DECEMBER 31, 1998 COMPARED WITH YEAR ENDED DECEMBER 31, 1997

         REVENUES. Total revenues increased by 66%, to approximately $36.44 million in the year ended December 31, 1998 from approximately $21.96 million in the year ended December 31, 1997, mainly as a result of the introduction of the NUR Blueboard 2 and market acceptance of the NUR Blueboard printers and as a result of the continued move to direct distribution by the Company of the Company's products in Europe and the United States, the Company's two major markets. Growth was also fueled by the growth of sales of the ink as a result of the growth of the installed base of the Company's Printers.

         SALES. Sales of the Company's Printers and related products increased by 69% to approximately $31.9 million in the year ended December 31, 1998 from approximately $18.9 million in the year ended December 31, 1997. This increase was attributed primarily to the introduction and market acceptance of the NUR Blueboard and to increased revenues due to the move from sales through distributors to direct sales to end users through the Company's subsidiaries in Europe and the United States.

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

         Selling and marketing expenses were approximately $6.1 million in the year ended December 31, 1998 compared to approximately $4.6 million in the year ended December 31, 1997. The Company received $0.11 million in the year ended December 31, 1998 from the Marketing Fund for selling and marketing expenses as compared to $0.2 million in the year ended December 31, 1997. The Company will not be eligible for support from the Marketing Fund commencing in 1999 due to the Company reaching the maximum allowed export revenues. The majority of sales and marketing expenses are incurred by the distribution subsidiaries, NUR Europe and NUR America.

         General and administrative expenses were approximately $4.8 million in the year ended December 31, 1998, compared to approximately $3.4 million in the year ended December 31, 1997, representing an approximately 50% increase. This increase was due primarily to legal and extra-ordinary audit costs resulting from the change in control and management of the Company, and to the re-building of the financial and administrative infrastructures of the Company.

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

LIQUIDITY AND CAPITAL RESOURCES

         Since the commencement of the Company's activities in the second half of 1991 through mid-1993, the Company financed its operations primarily through loans and injection of equity by shareholders. In October 1993, the Company raised, through a private placement, approximately $6 million (approximately $3 million in equity and $3 million in convertible debentures). Following the 1993 private placement, the Company financed its operations primarily through cash generated from operations. In the year ended December 31, 1995, the Company's major source of cash was the $6.86 million of net proceeds from the Company's initial public offering in October 1995.

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

         In the year ended December 31, 1997, the Company's major source of cash was the $3.51 million of net proceeds from the Private Placement.

         In the year ended December 31, 1998, net cash provided by operating activities was approximately $2.9 million. Cash provided from financing activity was $1.7 million primarily from additional use of short-term credit line totaling $2.3 million.

         In the year ended December 31, 1999, net cash provided by operating activities was approximately $3.8 million.

         In September 1999, the Company raised $3.3 million through a private placement of 600,000 of its Ordinary Shares and warrants to purchase 150,000 of its Ordinary Shares, in the aggregate, to ISAL Amlat Investments (1993) Ltd. ("Isal") and Dovrat & Co Ltd. In February 2000, Isal and Dovrat exercised the warrants issued under the investment agreement at an exercise price of $8.00 per share resulting in the payment of an additional $1.2 million to the Company.

         The Company has future royalty obligations to Meital, which will not exceed $1.3 million, payable during the two years ending September 2001. Such commitment is part of the purchase price for technology acquired by the Company from Meital.

         As part of the Matan Settlement Agreement, the Company was obligated to pay a total of $880,000, plus interest and tax, assuming timely payments, to the Matan Parties. During 1999, the Company had already paid $293,000 to Matan. The remaining sum of $586,000 has been fully reserved and is payable by the Company to the Matan Parties in equal quarterly installments ending December 2001.

         OPERATING ACTIVITIES

         In the year ended December 31, 1997, the Company had net income of $0.485 million. Net cash used by operating activities was approximately $2.05 million. The main changes in the Company's working capital were (i) an increase of approximately $1.8 million in trade accounts receivable, (ii) a decrease of approximately $1.24 million in trade payables, and (iii) a decrease of approximately $1.3 million in customer advances.

         In the year ended December 31, 1998, the Company had net income of $1.457 million. Net cash provided by operating activities was approximately $2.9 million. The main changes in the Company's working capital were (i) an increase of approximately $3.03 million in trade accounts receivable, (ii) an increase of approximately $1.3 million in trade inventories, and (iii) an increase of approximately $4.1 million in trade payables.

         In the year ended December 31, 1999, the Company had net income of $7.2 million. Net cash provided by operating activities was approximately $3.8 million. The main changes in the Company's working capital were (i) an increase of approximately $3.6 million in trade accounts receivable, (ii) an increase of approximately $6.66 million in trade inventories, (iii) an increase of approximately $2.65 million in trade payables, and (iv) an increase of approximately $3.1 million in accrued expenses and other liabilities.

         INVESTING ACTIVITIES

         Net cash used in investing activities was approximately $1.61 million in the year ended December 31, 1997. The Company invested approximately $3.58 million in the year ended December 31, 1998, consisting of $2.54 million for equipment and $1.3 million for the acquisition of technology and approximately $1.20 million in the year ended December 31, 1999, including $0.7 million provided by realization of investment in a subsidiary.

         FINANCING ACTIVITIES

         Net cash provided by financing activities in the year ended December 31, 1999 was approximately $4.45 million.

         The Company maintains long and short-term credit facilities in an aggregate amount of approximately $8.15 million at December 31, 1999. At December 31, 1999, the Company had approximately $2.775 million in long-term loans from banks and others, $0.832 million of which is payable within 12 months and $2.743 in short term loans. The Company's long term loans are linked to the U.S. dollar and the Belgian Franc bearing interest at a rate ranging between 4.32% and 7.5%.

         As of December 31, 1999, total current assets of the Company amounted to approximately $35.1 million, out of which $9.19 million was in cash, cash equivalents and marketable securities, compared with total current liabilities of approximately $19.1 million. The increase in current assets is attributable primarily to growth in inventories resulting from the growth in the Company's revenues and the build up for the NUR Fresco production. The increase of the current liabilities is attributable primarily to the increase of trade payables and short term loans.

         Net cash provided by financing activities in the years ended December 31, 1997, 1998, and 1999 was approximately $3.08, $ 1.7 and $4.45 million, respectively.

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

         The Company might also be affected by the U.S. dollar exchange rate to the major European currencies mainly the German Mark and the Belgian Franc.

         During 1992 and 1993, the value of the U.S. dollar increased relative to major currencies and the rate of inflation in Israel exceeded the rate in the United States. In 1995 and 1996, the value of the U.S. dollar decreased relative to major currencies, and the rate of inflation in Israel exceeded the rate in the United States. The annual rate of inflation in Israel in 1995 was 8.1%, which increased to 10.6% in 1996 and decreased to 7.0% in 1997 to 8.6% in 1998 and to 1.3% in the year ended December 31, 1999. The NIS was devalued against the U.S. dollar by approximately 3.9%, 3.7%, 8.8%, 17.6% in 1995, 1996, 1997,
1998 respectively and reevaluated against the U.S. dollar by approximately 0.16% in 1999. The Company cannot predict whether the rate of devaluation of the NIS against the U.S. dollar will continue to exceed the rate of inflation in the future and whether these conditions will have a material adverse effect on the Company.

         The representative dollar exchange rate for converting the NIS to dollars, as reported by the Bank of Israel, was NIS 4.153 for one dollar US on December 31, 1999 (NIS 4.16 on December 31, 1998, NIS 3.536 on December 31, 1997, NIS 3.251 on December 31, 1996 and NIS 3.135 on December 31, 1995).

         The Company's transactions and balances denominated in U.S. dollars are presented at their original amounts. Non-dollar transactions and balances have been measured into U.S. dollars in accordance with Statement 52 of the FASB. All transaction gains and losses from remeasurement of monetary balance sheet items denominated in non-dollar currencies are reflected in the statement of operations as financial income or expenses, as appropriate. The average exchange rates during the years ended December 31, 1995, 1996, 1997, 1998 and 1999 were NIS 3.011, 3.187, 3.449, 3.8 and 4.138 for one dollar US, respectively. The exchange rate as of March 31, 2000 was NIS 4.026 for one dollar.

         CURRENT AND FUTURE CAPITAL NEEDS

         The Company believes that its revenues from operations together with its existing capital resources and credit facilities will be sufficient to fund the Company's current activities at their present rate without the Company's planned expansion through July 2001. The Company will require additional funds, to be raised through public or private financing of debt or equity, in order to ensure its ability to proceed with the planned expansion of its operations after December 2000. If such funds are not raised, the Company may have to reduce or eliminate planned expenditures for research and development, production, or marketing of its products, any one of which could have an adverse effect on the Company's business. There can be no assurance that such additional financing will be available or that, if available, it will be obtained on terms favorable to the Company. The Company currently has no commitments for additional financing and is exploring the possibility of raising additional capital.

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

ITEM 9A  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

         The Company does not believe the disclosure otherwise required by Item 9A of Form 20-F to be material to the Company.

ITEM 10:  DIRECTORS AND OFFICERS OF REGISTRANT

         The executive officers and directors of the Company are as follows:


NAME                                    AGE          POSITION WITH THE COMPANY
----                                    ---          -------------------------
Dan Purjes(1)                            50          Chairman of the Board of Directors
Erez Shachar(2)                          36          President, Chief Executive Officer and Director
Yoram Ben-Porat(2)                       45          Director and President of NUR Media Solutions
Hilel E. Kremer                          38          Chief Financial Officer
Eyal I. Israeli                          45          Vice President of Operations
Efraim M. Weinreb                        42          Vice President of Research and Development
Ron Michael                              32          Vice President of Marketing
Robert L. Berenson(3)                    60          Director
Hugo R. Chaufan (1)(3)                   56          Director
Robert F. Hussey(1)(3)                   51          Director


---------
(1)  Member of the Company's stock option and compensation committee
(2)  Member of the Company's Non-Employee Director Share Option Plan committee
(3)  Member of the Company's audit committee

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

         EREZ SHACHAR has served as the Company's President and Chief Executive Officer since July 1997 and as a Director of the Company since October 1997. Mr. Shachar has also served as a Director of NUR Europe and NUR America since October 1997, of NUR Media Solutions since January 1998, of NUR Asia Pacific since January 1999, and of NPE since September 1999. Mr. Shachar is also a Director of Eltek Ltd., a publicly held corporation. Prior to joining the Company, from 1989 to 1997, Mr. Shachar served in various research and development, marketing, sales, and senior management positions with Scitex Corporation. Mr. Shachar's last position with Scitex was Vice President of Sales and Marketing of Scitex Europe, and prior thereto Mr. Shachar held several positions in the marketing organization of Scitex Europe. Prior to joining Scitex Europe, Mr. Shachar was a software developer within the research and development group of Scitex. Mr. Shachar holds a B.Sc. in Mathematics and Computer Science from Tel Aviv University, and a M.B.A. degree from INSEAD, France.

          HILEL E. KREMER has served as the Chief Financial Officer and Secretary of the Company since December 1998. Mr. Kremer has also served as a Director of NUR Europe, NUR America and NUR Media Solutions since December 1998 and as a Director of NUR Asia Pacific and NPE since April and September 1999, respectively. Prior to joining the Company, from 1993 to 1998 Mr. Kremer served in various management positions with Scitex Corporation. Mr. Kremer's last position with Scitex was Vice President of Finance and Chief Financial Officer of Scitex Asia Pacific, and prior thereto Mr. Kremer held several positions in the finance organization of Scitex Europe. Prior to joining Scitex Europe, Mr. Kremer held various positions in the budgeting department of the Israeli Finance ministry. Mr. Kremer holds a B.A. in Economics from Hebrew University, Jerusalem, and an M.B.A. degree from INSEAD, France.

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

         EYAL I. ISRAELI has served as the Vice President of Operations since May 1996. From January 1995 until he joined the Company, Mr. Israeli served as the Director of Customer Support for Indigo Electronic Printing Systems Ltd. From February 1993 to January 1995, Mr. Israeli served as the Manager of Corporate Customer Support for Orbotech Ltd. In addition, from January 1987 to February 1993, Mr. Israeli served as Vice President of Customer Support for Optrotech Inc., the U.S. subsidiary of Optrotech Ltd. Mr. Israeli holds a B.Sc. in Electronic Engineering from Ben-Gurion University, a M.Sc. in Electronic Systems from Tel Aviv University and a joint M.B.A. from Northwestern and Tel Aviv Universities.

         EFRAIM M. WEINREB has served as Vice President of Research and Development since July 1998. Prior to joining the Company, from January 1997 to July 1998, Mr. Weinreb served as Vice President of

Research and Development of AutoMedia, a start-up company that developed digital video solutions. From 1983 to 1996, Mr. Weinreb served in various research and development management positions with Scitex Corporation Ltd. Mr. Weinreb's last position with Scitex was research and development manager of Brisque Front-End. Mr. Weinreb holds a B.A. in Economics and Computer Science from Bar - Ilan University.

         RON MICHAEL has served as the company's Vice President of Marketing since June 1999. Prior to joining the Company, from 1997 to 1999, Mr. Michael served as Managing Director of Hygiene Products Ltd., a McCarthy Group company. Prior to that he held several positions within Strategic Business Development ("SBD"), a leading Israeli strategy consulting firm. The last position he held at SBD was Senior Project Manager, specializing in structural business moves. Prior to that, he founded and served as Managing Director of Esprit Promotion Systems Ltd., a company specializing in the development and sales of direct marketing data bases. Mr. Michael holds a B.A. in Business Administration from Tel-Aviv College of Administration, an LL.B. degree in Law from Tel-Aviv University and an MBA degree from INSEAD France.

         ROBERT L. BERENSON has served as a Director of the Company since July 1998. Mr. Berenson is President of Grey Advertising Inc., the second largest advertising agency in the United States and sixth largest in the world. He joined Grey in 1964 as an Assistant Account Executive, rose through the ranks to become the youngest Executive Vice President in the Company's history in 1977 and took his present position as President in 1989. Mr. Berenson is also a Director of the Better Business Bureau of New York, the Advertising Educational Foundation and the Federal Law Enforcement Foundation. He holds a B.S./B.A. degree in Journalism and Marketing from Syracuse University and an M.S. in Journalism from the Medill School at Northwestern University.

         HUGO R. CHAUFAN has served as a Director of the Company since September 1999. Dr. Chaufan is President of ISAL Amlat Investments (1993) Ltd., managing director and co-founder of Isal Investments Co. N.V., Isal Holland B.V. and Isal Nadlan (1994) Ltd. Dr. Chaufan is chairman of the board of directors of Project Glilot Ltd., Poster Media (Israel) Ltd., Ain Pei Arutzei pirsum Ltd., Shnapp Industries Ltd., Sivan Plastic Industries 1991 Ltd., Cargal Ltd. and Chemipal Ltd. Prior to becoming managing Director of Isal Amlat Investments Co. N.V. in 1987, Dr. Chaufan held the position of C.E.O. of Israel Chemical Industries Ltd., after holding senior management positions, including Deputy Director, at the Budget Department of the Finance Ministry. Dr. Chaufan holds a degree on Accountancy, Certified Accountancy and a Ph.D. in Economics.

         ROBERT F. HUSSEY has served as a Director of the Company since September 1997. Prior to joining the Company, from June 1991 to April 1997, Mr. Hussey served as the President and Chief Executive Officer of Metrovision of North America Inc. Prior thereto, from 1984 to 1991, Mr. Hussey served as the President, Chief Executive Officer and Director of POP Radio Corp., a company which he helped form. From 1979 to 1984, Mr. Hussey served as the Vice President/Management Supervisor for Grey Advertising, Inc. From 1977 to 1979, Mr. Hussey was the Director of Financial Advertising for E.F. Hutton. Prior thereto, from 1973 to 1977, Mr. Hussey served as a Senior Financial Analyst and Product Manager for American Home Products, Inc. Mr. Hussey is also a Director of Digital Data Networks Inc., a publicly held corporation. Mr. Hussey holds a B.S. in Finance from Georgetown University and a M.B.A. in International Finance from George Washington University.

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

COMMITTEES OF THE BOARD OF DIRECTORS

         The Company's Articles of Association provide that the Board may delegate all of its powers to committees of the Board as it deems appropriate, subject to the provisions of the Israeli Companies Ordinance (New Version) 1983, as amended (the "Companies Ordinance"). As of February 2000, the new Israeli Companies Law, 1999 (the "Companies Law") came into effect, replacing most of the provisions of the Companies Ordinance (other than provisions relating to liens and liquidation of companies). The Companies Law will require the Company to introduce certain amendments to its Articles of Association (including the Company's requirement to have two Israeli "Outside Directors" meeting specific independence criteria, as elected members of its Board) and will bring into effect new procedures for the approval of certain transactions.

         APPROVAL OF CERTAIN TRANSACTIONS UNDER THE COMPANIES LAW; AUDIT
COMMITTEE

         The Companies Law requires disclosure by an "Office Holder" or a "Controlling Shareholder" (both as defined below) to the Company in the event that an Office Holder or Controlling Shareholder has a direct or indirect personal interest in a transaction to which the Company intends to be a party, and codifies the duty of care and fiduciary duties which an Office Holder has to the Company. An "Office Holder" is defined in the Companies Law as a director, managing director, chief business manager, executive vice president, vice president, other manger directly subordinate to the managing director and any other person assuming the responsibilities of any of the foregoing positions without regard to such person's title, and a Controlling Shareholder is defined as a holder having the ability to control the affairs of the Company or the holder of at least 25% of the shares of the Company (if there is no other holder of at least 50% of the shares).

         The Companies Law requires that the Company appoint an audit committee of the Company's Board (the "Audit Committee") meeting certain criteria defined in the Companies Law and that certain transactions, actions, and arrangements must be approved by the Audit Committee. The Company is also required to maintain the Audit Committee as a result of the inclusion for quotation of the Ordinary Shares on the Nasdaq National Market. In certain circumstances, shareholder approval is also required. The Audit Committee must be comprised of members of the Board who are not employees of the Company, and the majority of members of the Audit Committee may not be holders, directly or indirectly through family members, of more than five percent of the Ordinary Shares.

         The Company has appointed an Audit Committee consisting of Robert L. Berenson, Hugo Chaufan, and Robert F. Hussey. Approval by the Audit Committee and the Board is required for (i) proposed transactions to which the Company intends to be a party in which an Office Holder or Controlling Shareholder has a direct or indirect personal interest, (ii) actions or arrangements which may otherwise be deemed to constitute a breach of fiduciary duty or of the duty of care of an Office Holder to the Company, (iii) arrangements with directors as to the terms of office or compensation, and (iv) indemnification of Office Holders. Arrangements with directors as to the terms of their service or compensation also require shareholder approval. All arrangements as to compensation of Office Holders who are not directors require approval of the Board. In certain circumstances, the matters referred to in (i), (ii), and (iv) may also require shareholder approval.

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

         STOCK OPTION AND COMPENSATION COMMITTEE

         In March 1998, the Company established a committee to administer the Company's stock option plans, other than the 1998 Non-Employee Director Share Option Plan (the "Stock Option and Compensation Committee"). The Stock Option and Compensation Committee is charged with administering and overseeing the allocation and distribution of stock options under the approved stock option plans of the Company and the approval of the Company's executive officer's annual compensation. The Stock Option and Compensation Committee is presently comprised of three members: Dan Purjes, Hugo Chaufan and Robert F. Hussey.

         NON-EMPLOYEE DIRECTOR SHARE OPTION PLAN COMMITTEE

         In February 1999, the Company established a committee to administer the Company's 1998 Non-Employee Director Share Option Plan (the "NEDSOP Committee"). The NEDSOP Committee is charged with administering and overseeing the allocation and distribution of stock options under the 1998 Non-Employee Director Share Option Plan. The NEDSOP Committee is presently comprised of two members: Erez Shachar and Yoram Ben-Porat

ITEM 11: COMPENSATION OF DIRECTORS AND OFFICERS

         In the year ended December 31, 1999 the aggregate compensation paid by the Company to the directors and executive officers of the Company (a total of 10 persons) amounted to approximately $1,041,000.

         The executive officers of the Company received part of the compensation set forth above under the Company's Management by Objectives Compensation Plan ("MBO"). The MBO sets annual individual goals to be achieved by the executive officers throughout the year. The percentage of individual achievement determines the percent of the MBO bonus paid to each executive officer. The MBO plan for the benefit of the Company's Chief Executive Officer is administered by the Stock Option and Compensation Committee. The MBO plan for the benefit of the other executive officers is administered by the Chief Executive Officer.

         The Company pays its Board members who are not employees of the Company remuneration for their services as directors. This remuneration includes an annual payment of $5,000 and an additional payment of approximately $250 per meeting. Each non-employee Board member also receives an annual grant of options to purchase 10,000 Ordinary Shares under the conditions set forth in the Company's 1998 Non-Employee Director Share Option Plan

ITEM 12: OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES OUTSTANDING OPTIONS AND WARRANTS

         As of March 31, 2000, the Company had outstanding options, under the Company's stock option plans, to purchase a total of 1,985,399 of its Ordinary Shares. Of such options, 212,966 have been issued under the Flexible Stock Incentive Plan (the "1995 Plan"), 1,694,100 have been issued under the 1997

Stock Option Plan (the "1997 Plan"), and 78,333 have been issued under the 1998 Non-Employee Director Share Option Plan (the "1998 Plan"). The options granted under the 1995 Plan and the 1997 Plan are subject to various vesting requirements and have been issued at exercise prices ranging from $0.30 to $11.375 per share with various expiration dates. The options granted under the 1998 Plan have an exercise price of $2.75 per share, are not subject to vesting requirements and expire on October 26, 2008. See Note 19 to the Company's financial statements included as a part of this Form 20-F. The Company has also granted to Meital, in connection with a consulting arrangement, an option to acquire 100,000 Ordinary Shares at $1.00 per share in September 1998.

         As of March 31, 2000, the Company had outstanding warrants exercisable into a total of 595,000 Ordinary Shares. Of such warrants, (i) 155,000 were originally issued to Josephthal as representative of the underwriters in connection with the Company's initial public offering in October 1995 (the "IPO Warrants"), (ii) 400,000 were originally issued to Josephthal as placement agent in connection with the Company's private placement between September and December 1997 (the "Private Placement Warrants"), (iii) 25,000 were issued to Cruttenden Roth Incorporated in connection with its role as "qualified independent underwriter" in a registration of Ordinary Shares on behalf of certain selling security holders (the "QIU Warrants"), and (iv) 15,000 were issued to Zamir & Barak in partial consideration for legal services rendered on behalf of the Company (the "ZB Warrants"). The IPO Warrants are exercisable at $7.20 per share no later than October 2000. The Private Placement Warrants are exercisable at $1.00 per share no later than September and December 2002. The QIU Warrants are exercisable at $4.50 per share from February 2000 to February 2004. The ZB Warrants are exercisable at $2.25 per share from January 2000 to January 2004. Dan Purjes, the Chairman of the Company is also the Chairman of Josephthal. See "Item 13: Interest of Management in Certain Transactions."

         Of the options and warrants described above, directors and executive officers of the Company hold options and warrants to purchase an aggregate of 906,333 Ordinary Shares called for by such securities.

1995 STOCK OPTION PLAN

         In 1995, the Company adopted the 1995 Plan which provides for grants of stock options to employees of and consultants to the Company. Options to purchase an aggregate of 500,000 Ordinary Shares were originally available for grant under the 1995 Plan, as amended, including options for future services (such options, "Service Options"), options for performance (such options, "Performance Options"), and options to consultants for service or performance (such options, "Consultant Options").

         The Company's 1995 Plan provides that it may be administered by the Board or by a committee appointed by the Board and is currently administered by the Stock Option and Compensation Committee. The Stock Option and Compensation Committee determines the employees and consultants who are granted options under the 1995 Plan, the timing of such grants, the terms thereof, and the number of shares to be covered thereby. Such committee also determines the exercise price for Ordinary Shares subject to the Performance and Consultants Options under the 1995 Plan and the exercise price for the Service Options, provided that in no case shall the exercise price of any Service Option be less than 80% of the fair market value of such Ordinary Shares at the date of grant (the "Date of Grant"). Service Options usually vest over a four-year period. One-third of the Service Options vest after the second annual anniversary of the Date of Grant with an additional one-third vesting on the third and fourth anniversary of the Date of Grant, respectively. Performance Options vest under the same terms as applicable to the Service Options. Consultants Options vest over a specified period of time based on past or future services rendered or performance targets to be achieved by the Company as determined by the Board. Notwithstanding the foregoing, the Consultants Options vest ten years following the Date of Grant. No option may be assigned or transferred except by will or the laws of descent and distribution.

         Under the 1995 Plan for Israeli employees, options and Ordinary Shares issuable upon the exercise of options granted to Israeli employees of the Company can be held in a trust until the payment of all taxes due with respect to the grant and exercise (if any) of such options.

1997 STOCK OPTION PLAN

         In 1997, the Company adopted the 1997 Plan which provides for grants of stock options to employees of and consultants to the Company. Options to purchase an aggregate of 2,200,000 Ordinary Shares were originally available for grant under the 1997 Plan, as amended.

         The 1997 Plan provides that it is to be administered by the Board or by a committee appointed by the Board and is currently administered by the Stock Option and Compensation Committee. The Stock Option and Compensation Committee has broad discretion to determine the persons entitled to receive options under the 1997 Plan, the terms and conditions on which options are granted, and the number of Ordinary Shares subject thereto, up to the maximum aggregate amount permitted under the 1997 Plan. The Stock Option and Compensation Committee also has discretion to determine the purchase price to be paid upon the exercise of an option granted under the 1997 Plan.

         The exercise price of the option shares under the 1997 Plan is determined by the Stock Option and Compensation Committee; provided, however, that the exercise price of any option granted shall not be less than eighty percent (80%) of the Stock Value (as defined below) at the time of the issuance of such options (the "Date of Grant"). The "Stock Value" at any time is equal to the then current Fair Market Value (as defined below) of the Company's Ordinary Shares. For purposes of the 1997 Plan, the "Fair Market Value" means, as of any date, the last reported sale price, on such date, of the Ordinary Shares on such principal securities exchange of the most recent prior date on which a sale of the Ordinary Shares took place.

         The Stock Option and Compensation Committee determines the term of each option granted under the 1997 Plan; provided, however, that the term of an option shall not be for more than ten (10) years. Upon termination of employment, all unvested options lapse. Pursuant to the 1997 Plan options shall vest over a four-year period, provided that the Stock Option and Compensation Committee may determine different vesting schedules. Some of the Options granted are subject to a three-year vesting period, with one third of the options vesting after each year.

         The options granted are subject to restrictions on transfer, sale, or hypothecation. All options and Ordinary Shares issuable upon the exercise of options granted to Israeli employees of the Company are held in trust for a minimum of two years in accordance with Section 102 of the Israel Income Tax Ordinance.

1998 NON-EMPLOYEE DIRECTOR SHARE OPTION PLAN

         In 1998 the Company adopted the 1998 Plan to provide for grants of options to purchase Ordinary Shares to non-employee directors of the Company. The 1998 Plan is administered by the Non-Employee Share Option Plan Committee. An aggregate amount of not more than 250,000 Ordinary Shares is reserved for grants under the 1998 Plan. The 1998 Plan will expire on December 8, 2008 (10 years after adoption), unless earlier terminated by the Board.

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

         Not applicable

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

                                     PART IV

ITEM 17: FINANCIAL STATEMENTS

         Not applicable

ITEM 18: CONSOLIDATED FINANCIAL STATEMENTS

         The Consolidated Financial Statements and related notes thereto included after the signature page hereto pursuant to Item 19: "Consolidated Financial Statements and Exhibits" are incorporated herein by reference.

ITEM 19: CONSOLIDATED FINANCIAL STATEMENTS AND EXHIBITS

A.       INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

         The Consolidated Financial Statements and related notes thereto included after the signature page hereto are incorporated herein by reference.

B.       EXHIBITS


NUMBER     DESCRIPTION
    3.1    Memorandum of Association of the Registrant, in Hebrew with a translation to English1

    3.2    Amended Articles of Association of the Registrant 2

    3.3    Certificate of Name Change 3

    4.1    Specimen Certificate for Ordinary Shares 1

    4.2    Representative's Warrant Agreement dated October 12, 1995 1

    4.3    Form of Representative's Warrant Certificate  1

    4.4    Forms of Placement Agent's Warrant Agreement and Certificate 4

    4.5    Forms of Qualified Independent Underwriter's Warrant Agreement and Certificate  4

    4.6    Form of Warrant Agreement between the Registrant and Barak Zamir, Advocates

    10.1   1995 Stock Option / Stock Purchase Plan 1

    10.2   Amendment to the 1995 Stock Option / Stock Purchase Plan 4

    10.3   1997 Stock Option Plan 5

    10.4   1998 Non-Employee Director Share Option Plan 6

    10.5   Lease Agreement between the Registrant and Mr. Moshe Nur dated
           October 4, 1993, as amended on May 29, 1995, in Hebrew with a translation to English 1

    10.6   Lease Agreement for office space in Brussels, Belgium between Nivellease, S.A. and the Registrant dated November 25, 1996 4

    10.7 Lease Agreement for office space in Newton Centre, Massachusetts between WHTR Real Estate Limited Partnership and the Registrant dated
           July 10, 1998 4

    10.9   Distribution Agreement between Imaje S.A. and the Registrant dated June 26, 1995 1

    10.10  Settlement Agreements relating to Moshe Nur and his affiliated companies 4

    10.16  Bank Hapoalin revolving loan agreement 4, 7


    10.17  Agreement between I.T.S. Machinery Development Ltd. and the Registrant dated February 10, 1997 4

    10.18  Form of confidentiality agreement 4

    10.19  Agreement dated September 13, 1998 between "Meital" Electronic Technology Ltd. and Markowitz Yaakov
           and the Registrant 4

    21     List of Subsidiaries of the Registrant

    23.1   Consent of Kost Forer & Gabbay (S-8)

    23.2   Consent of Kost Forer & Gabbay (F-3)

    23.3   Consent of Willy Knyrim (F-3)

    23.4   Consent of Willy Knyrim (S-8)

    27.1   Financial Data Schedule as of and for the year ended December 31, 1995 5

    27.2   Financial Data Schedule as of and for the year ended December 31, 1996 6

    27.3   Financial Data Schedule as of and for the year ended December 31, 1997 7

    27.4   Financial Data Schedule as of and for the year ended December 31, 1998 8

    27.5   Financial Data Schedule as of and for the year ended December 31, 1999


----------
1/ Previously filed with the Company's Registration Statement (File No. 33-93160) on Form F-1 and incorporated by reference herein.
2/ Previously filed with the Company's Form F-3 (File No. 333-92493) and incorporated by reference herein.
3/ Previously filed with the Company's Form 6-K dated January 7, 1998 and incorporated by reference herein
4/ Previously filed with the Company's Form F-1 (File No. 333-66103) and incorporated by reference herein.
5/ Previously filed with the Company's Form 20-F for the year ended December 31, 1997 and incorporated by reference herein.
6/ Previously filed with the Company's Form 6-K dated November 13, 1998 and incorporated by reference herein.
7/   Filed in summary form. Original filed in paper format pursuant to Form SE.
8/ Previously filed with the Company's Form 20-F for the year ended December 31, 1998 and incorporated by reference herein.

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


                                  NUR MACROPRINTERS LTD.

                                  By: /s/ Erez Shachar
                                      -------------------------------------
                                      Erez Shachar
                                      President and Chief Executive Officer

Dated:  May 4, 2000

                        REPORT OF INDEPENDENT AUDITORS

                            TO THE SHAREHOLDERS OF

                     M.NUR MARKETING & COMMUNICATION GmbH


         We have audited the accompanying balance sheets of M.Nur Marketing & Communication GmbH ("the Company") as of December 31, 1997 and 1998 and the related statements of operations, changes in shareholders equity and cash flows for each of the two years in the period ended December 31, 1998 and the company's statement of operations changes in shareholders equity and cash flows for the year ended December 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

Kassel, Germany
April 21, 1999


                                       Yours truly,


         (Willy Knyrim Seal)


                                       WILLY KNYRIM
                              Certified Public Accountants (Germany)

                             NUR MACROPRINTERS LTD.

                        CONSOLIDATED FINANCIAL STATEMENTS

                             AS OF DECEMBER 31, 1999

                                IN U. S. DOLLARS

                                      INDEX

                                                           PAGE
                                                       --------------

REPORT OF INDEPENDENT AUDITORS                              F-2

CONSOLIDATED BALANCE SHEETS                              F-3 - F-4

CONSOLIDATED STATEMENTS OF INCOME                           F-5

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY               F-6

CONSOLIDATED STATEMENTS OF CASH FLOWS                    F-7 - F-9

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS              F-10 - F-38




                             - - - - - - - - - - - -

[LOGO]ERNST & YOUNG    |X|  KOST FORER & GABBAY        |X|  Phone: 972-3-6232525
                            2 Kremenetski St.               Fax:   972-3-5622555
                            Tel-Aviv 67899, Israel



                         REPORT OF INDEPENDENT AUDITORS

                             To the Shareholders of

                             NUR MACROPRINTERS LTD.

         We have audited the accompanying consolidated balance sheets of Nur Macroprinters Ltd. ("the Company") and its subsidiaries as of December 31, 1998 and 1999 and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of a subsidiary, which statements reflect total assets constituting 4.2% of total consolidated assets as of December 31, 1998, and total revenues constituting 14% and 12% of the total consolidated revenues for the two years ended December 31, 1997 and 1998, respectively. These statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to data included for this subsidiary, is based solely on the reports of the other auditors.

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

         In our opinion, based on our audits and the reports of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 1998 and 1999 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with generally accepted accounting principles in the United States.

Tel-Aviv, Israel                                   KOST FORER & GABBAY
February 16, 2000                        A Member of Ernst & Young International

                                                          NUR MACROPRINTERS LTD.

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------

                                                                                     DECEMBER 31,
                                                                         -------------------------------------
                                                                              1998                 1999
                                                                            -------               -------
                                                                              U.S. DOLLARS IN THOUSANDS
                                                                         -------------------------------------

      ASSETS
CURRENT ASSETS:
  Cash and cash equivalents (Note 3)                                         2,327                 9,190
  Marketable securities                                                         63                    --
  Trade receivables (net of allowance for doubtful accounts: $ 644 thousand and $ 1,290 thousand as of December 31, 1998 and 1999,
   respectively)                                                             9,091                11,647
  Other accounts receivable and prepaid expenses      (Note 4)               2,756                 3,673
  Inventories (Note 5)                                                       3,699                10,689
                                                                            ------                ------

TOTAL current assets                                                        17,936                35,199
-----
                                                                            ------                ------

LONG-TERM INVESTMENTS:
  Investments in affiliates (Note 6)                                            --                   623
  Restricted long-term bank deposit                                            337                   367
  Deferred income taxes                                                         --                   125
  Long-term prepaid expenses                                                    59                    --
  Severance pay fund                                                           369                   514
                                                                            ------                ------

TOTAL long-term investments                                                    765                 1,629
-----
                                                                            ------                ------

PROPERTY AND EQUIPMENT, NET (Note 7)                                         3,058                 2,723
                                                                            ------                ------

OTHER ASSETS, NET (Note 8)                                                     236                    97
                                                                            ------                ------

TOTAL assets                                                                21,995                39,648
-----                                                                       ======                ======


The accompanying notes are an integral part of the consolidated financial statements.

                                                          NUR MACROPRINTERS LTD.


CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------

                                                                                        DECEMBER 31,
                                                                            --------------------------------------
                                                                                  1998                 1999
                                                                                -------               -------

                                                                                  U.S. DOLLARS IN THOUSANDS
                                                                            --------------------------------------

      LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
  Short-term bank credit and loans (Note 10)                                     2,972                2,743
  Current maturities of long-term bank loans (Note 12)                             224                  832
  Trade payables                                                                 6,104                8,243
  Accrued expenses and other liabilities (Note 11)                               2,926                5,573
  Customer advances                                                                269                1,791
                                                                               -------              -------

TOTAL current liabilities                                                       12,495               19,182
-----
                                                                               -------              -------

LONG-TERM LIABILITIES:

  Long-term loans, net (Note 12)                                                   950                1,650
  Long-term liability (Note 13)                                                    587                  293
  Accrued severance pay                                                            464                  660
                                                                               -------              -------

TOTAL long-term liabilities                                                      2,001                2,603
-----
                                                                               -------              -------

MINORITY INTEREST                                                                   69                   --
                                                                               -------              -------

CONTINGENT LIABILITIES (NOTE 14)

SHAREHOLDERS' EQUITY:
  Share capital (Note 17):

    Ordinary shares of NIS 1 par value:

      Authorized: 20,000,000 shares as of December 31, 1998 and 1999;
Issued and outstanding:

      10,880,000 and 11,774,573 shares as of December 31, 1998 and
      1999, respectively                                                         2,729                2,940
  Additional paid-in capital                                                    14,376               17,702
  Accumulated comprehensive income (loss)                                          165                 (114)
  Accumulated deficit                                                           (9,840)              (2,665)
                                                                               -------              -------

TOTAL shareholders' equity                                                       7,430               17,863
-----
                                                                               -------              -------

TOTAL liabilities and shareholders' equity                                      21,995               39,648
-----                                                                          =======              =======

The accompanying notes are an integral part of the consolidated financial statements.

                                                          NUR MACROPRINTERS LTD.

CONSOLIDATED STATEMENTS OF INCOME
-------------------------------------------------------------------------------

                                                                                  YEAR ENDED DECEMBER 31,
                                                                 ----------------------------------------------------------
                                                                       1997                1998                 1999
                                                                     -------             -------               -------
                                                                                 U.S. DOLLARS IN THOUSANDS
                                                                                 EXCEPT PER SHARE AMOUNTS
                                                                 ----------------------------------------------------------
Revenues (Note 19a-c):

  Sales of printers and related products                               18,874             31,905              58,259
  Sales of printed materials                                            3,085              4,540               2,460
                                                                      -------            -------             -------

                                                                       21,959             36,445              60,719
                                                                      -------            -------             -------
Cost of revenues:

  Cost of sales of printers and related products                        9,627             16,368              30,440
  Cost of sales of printed materials                                    1,684              2,579               1,344
                                                                      -------            -------             -------

                                                                       11,311             18,947              31,784
                                                                      -------            -------             -------

Gross profit                                                           10,648             17,498              28,935
                                                                      -------            -------             -------

Research and development expenses                                       1,726              5,027               5,530
Less - grants and royalty-bearing grants                                   43                818                 721
                                                                      -------            -------             -------

Research and development expenses, net                                  1,683              4,209               4,809
                                                                      -------            -------             -------

Selling and marketing expenses, net (Note 20a)                          4,620              6,111               9,485
General and administrative expenses                                     3,439              4,802               6,275
                                                                      -------            -------             -------

                                                                        8,059             10,913              15,760
                                                                      -------            -------             -------

Operating income                                                          906              2,376               8,366
Financial expenses, net (Note 20b)                                        320                501                 683
Gain (loss) on marketable securities                                       --                (91)                 67
Other income (expenses), net                                               (8)               (20)                176
                                                                      -------            -------             -------

                                                                          578              1,764               7,926
Taxes on income (Note 18d)                                                 67                264                 798
                                                                      -------            -------             -------

Income after taxes on income                                              511              1,500               7,128
Equity in earnings of affiliates, net                                      --                 --                  75
Minority interest in earnings of subsidiary                               (26)               (43)                (28)
                                                                      -------            -------             -------

Net income                                                                485              1,457               7,175
                                                                      =======            =======             =======

Basic earnings per share (Note 17b)                                      0.07               0.13                0.64
                                                                      =======            =======             =======

Diluted earnings per share (Note 17b)                                    0.07               0.13                0.56
                                                                      =======            =======             =======

The accompanying notes are an integral part of the consolidated financial statements.

                                                          NUR MACROPRINTERS LTD.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
--------------------------------------------------------------------------------

                                                                                                ACCUMULATED
                                                    NUMBER OF                                      OTHER
                                                    ORDINARY                    ADDITIONAL     COMPREHENSIVE
                                                     SHARES         SHARE         PAID-IN          INCOME        ACCUMULATED
                                                   OUTSTANDING     CAPITAL        CAPITAL          (LOSS)          DEFICIT
                                                   -----------    ----------    ----------     -------------     -----------
                                                                                                 U.S. DOLLARS IN THOUSANDS
                                                                  ----------------------------------------------------------
Balance as of January 1, 1997                      6,880,000        1,593           11,916           109           (11,782)
Comprehensive income:
Net income                                                --           --               --            --               485
Other comprehensive loss:

Foreign currency translation adjustments                  --           --               --          (139)               --


Comprehensive income                                      --           --               --            --                --

Issuance of shares, net                            4,000,000        1,136            2,376            --                --
Amortization of deferred stock compensation               --           --               91            --                --
                                                  ----------   ----------        ----------    ----------        ----------

Balance as of December 31, 1997                   10,880,000        2,729           14,383           (30)          (11,297)
Comprehensive income:
Net income                                                --           --               --            --             1,457
Other comprehensive income:

Foreign currency translation adjustments                  --           --               --           195                --


Comprehensive income                                      --           --               --            --                --

Share capital issuance expenses                           --           --             (128)           --                --
Amortization of deferred stock compensation               --           --              121            --                --
                                                  ----------   ----------        ----------    ----------        ----------

Balance as of December 31, 1998                   10,880,000        2,729           14,376           165            (9,840)
Comprehensive income:
Net income                                                --           --               --            --             7,175
Other comprehensive loss:

Foreign currency translation adjustments                  --           --               --          (279)               --


Comprehensive income                                      --           --               --            --                --

Issuance of shares, net                              600,000          141            2,764            --                --
Exercise of options                                  294,573           70              395            --                --
Amortization of deferred stock compensation               --           --              167            --                --
                                                  ----------   ----------       ----------    ----------        ----------

Balance as of December 31, 1999                   11,774,573        2,940           17,702          (114)           (2,665)
                                                  ==========   ==========       ==========    ==========        ==========



                                                                           TOTAL
                                                      COMPREHENSIVE    SHAREHOLDERS'
                                                      INCOME (LOSS)        EQUITY
                                                      -------------    -------------

                                                      ------------------------------

Balance as of January 1, 1997                                               1,836
Comprehensive income:
Net income                                                      485           485
Other comprehensive loss:

Foreign currency translation adjustments                       (139)         (139)
                                                          ----------

Comprehensive income                                            346            --
                                                          ==========
Issuance of shares, net                                                     3,512
Amortization of deferred stock compensation                                    91
                                                                       ----------

Balance as of December 31, 1997                                             5,785
Comprehensive income:
Net income                                                    1,457         1,457
Other comprehensive income:

Foreign currency translation adjustments                        195           195
                                                          ----------

Comprehensive income                                          1,652            --
                                                          ==========
Share capital issuance expenses                                              (128)
Amortization of deferred stock compensation                                   121
                                                                       ----------

Balance as of December 31, 1998                                             7,430
Comprehensive income:
Net income                                                    7,175         7,175
Other comprehensive loss:

Foreign currency translation adjustments                       (279)         (279)
                                                                       ----------

Comprehensive income                                          6,896            --
                                                          ==========
Issuance of shares, net                                                     2,905
Exercise of options                                                           465
Amortization of deferred stock compensation                                   167
                                                                       ----------

Balance as of December 31, 1999                                            17,863
                                                                       ==========

The accompanying notes are an integral part of the consolidated financial statements.

                                                          NUR MACROPRINTERS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------

                                                                                  YEAR ENDED DECEMBER 31,
                                                                 ----------------------------------------------------------
                                                                       1997                1998                 1999
                                                                      ------              ------               ------
                                                                                 U.S. DOLLARS IN THOUSANDS
                                                                 ----------------------------------------------------------
Cash flows from operating activities:

Net income                                                             485                1,457                 7,175
Adjustments to reconcile net income to net
  cash provided by (used in) operating activities:

  Minority interest in earnings of subsidiary                           26                   43                    28
  Depreciation and amortization                                        644                  792                   932
  Loss (gain) from sale of property and equipment                        8                   20                   (44)
  Gain from sale of a subsidiary                                        --                   --                  (132)
  Loss (gain) on marketable securities                                  --                   91                   (67)
  Deferred income taxes, net                                            27                  (34)                 (867)
  Amortization of deferred stock compensation                           91                  121                   167
  Accrued severance pay, net                                           (18)                  (1)                   51
  Equity in earnings of affiliates, net                                 --                   --                   (75)
  Write-off of technology assigned to research and

development                                                             --                1,950                    --
  Marketable securities, net                                            --                 (154)                  130
  Increase in trade receivables                                     (1,783)              (3,026)               (3,645)
  Decrease (increase) in other accounts receivable
    and prepaid expenses                                                41                 (953)                 (563)
  Decrease (increase) in inventories                                   317               (1,447)               (6,664)
  Decrease in long-term prepaid expenses                               231                   78                    59
  Increase (decrease) in trade payables                             (1,248)               2,933                 2,650
  Increase in accrued expenses and other    liabilities                502                  463                 3,093
  Increase (decrease) in customer advances                          (1,328)                  59                 1,522
  Increase in long term liability                                       --                  504                    --
                                                                    ------               ------                ------

Net cash provided by (used in) operating activities                 (2,005)               2,896                 3,750
                                                                    ------               ------                ------


The accompanying notes are an integral part of the consolidated financial statements.

                                                          NUR MACROPRINTERS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------


                                                                                  YEAR ENDED DECEMBER 31,
                                                                 --------------------------------------------------------
                                                                      1997                 1998                 1999
                                                                     ------               ------               ------
                                                                                 U.S. DOLLARS IN THOUSANDS
                                                                 --------------------------------------------------------
Cash flows from investing activities:

Restricted long term bank deposit
Purchase of property and equipment                                     (150)                (187)                 (30)
Proceeds from sale of property and equipment                         (1,479)              (2,541)              (1,498)
Purchase of other assets                                                 15                  191                  188
Investments in affiliates                                                --                   --                  (11)
Investment grants received                                               --                   --                 (548)
Acquisition of technology                                                --                  266                   --
Proceeds from sale of investment in a subsidiary net                     --               (1,307)                  --
  of cash in the subsidiary at the time it ceased being
  consolidated (a)
                                                                         --                   --                  702
                                                                     ------               ------               ------
Net cash used in investing activities
                                                                     (1,614)              (3,578)              (1,197)
                                                                     ------               ------               ------
Cash flows from financing activities:

Share capital issuance expenses
Proceeds from issuance of shares, net                                    --                 (128)                  --
Proceeds from exercise of options                                     3,512                   --                2,905
Short-term bank credit and loans, net                                    --                   --                  465
Proceeds from principal of long-term loans                             (810)               2,320                 (229)
Repayment of principal of long-term loans                             1,263                  106                2,000
                                                                       (886)                (535)                (692)
                                                                     ------               ------               ------
Net cash provided by financing activities
                                                                      3,079                1,763                4,449
                                                                     ------               ------               ------
Effect of exchange rate changes on cash
  and cash equivalents
                                                                         36                   12                 (139)
                                                                     ------               ------               ------
Increase (decrease) in cash and cash equivalents
                                                                       (504)               1,093                6,863
Cash and cash equivalents at the beginning of the year
                                                                      1,738                1,234                2,327
                                                                     ------               ------               ------
Cash and cash equivalents at the end of the year
                                                                      1,234                2,327                9,190
                                                                     ======               ======               ======

The accompanying notes are an integral part of the consolidated financial statements.

                                                          NUR MACROPRINTERS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------


                                                                                   YEAR ENDED DECEMBER 31,
                                                                    -------------------------------------------------------
                                                                         1997                1998                1999
                                                                    ---------------     ---------------     ---------------
                                                                                  U.S. DOLLARS IN THOUSANDS
                                                                    -------------------------------------------------------

(a) Proceeds from sale of investment in a subsidiary net of cash in the subsidiary at the time it ceased being consolidated:

      Working capital (excluding cash)                                      --                --                499
      Fixed assets, net                                                     --                --                168
      Minority interest                                                     --                --                (97)
      Gain from realization of a subsidiary                                 --                --                132
                                                                     ----------------  ----------------   ----------------

                                                                            --                --                702
                                                                     ================  ================   ================
      Supplemental disclosure of cash flows activities:

      Cash paid during the year for:

       Interest                                                              367               174              333
                                                                     ================  ================   ================

       Income taxes                                                           74               110              --
                                                                     ================  ================   ================

      Non-cash investing activities:

      Accrued expenses and other liabilities incurred

upon the acquisition of technology                                          --                 643              --
                                                                     ================  ================   ================

      Assignment from fixed assets to inventory                             --                --                666
                                                                     ================  ================   ================

The accompanying notes are an integral part of the consolidated financial statements.

                                                          NUR MACROPRINTERS LTD.

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 1:-      GENERAL

              a.     Organization:

                     1. NUR Macroprinters Ltd. ("the Company") is an Israeli Corporation. The Company develops, manufactures sells and services digital printing systems for on-demand, short-run, wide format and super wide format printing as well as related consumable products. The Company maintains wholly-owned subsidiaries in Europe, United States and in Asia for sales support and marketing. The Company's products are sold by a network of dealers and distributors. The principal markets of the Company and its subsidiaries are located in Europe, America and Asia.

                     2.     NUR Media Solutions S.A. ("Nur Media Solutions"):

                            In April 1998, the Company renamed its previously wholly-owned subsidiary Nur International S.A. to Nur Media Solutions S.A., which is engaged in developing and marketing of consumables for the Company's printers as well as for printers of other manufacturers (see Note 16c).

                     3.     NUR America Inc. ("Nur America"):

                            In 1996, the Company established a wholly-owned subsidiary in the United States - Nur America, which is engaged in the marketing of the Company's products and related consumable products in South America and North America.

                     4.     NUR Europe S.A. ("Nur Europe"):

                            In 1996, the Company established a wholly-owned subsidiary in Belgium - Nur Europe which is engaged in the marketing of the Company's products and related consumable products in Europe.

                     5.     M. NUR Marketing & Communication GmbH
                            ("Nur Germany"):

                            In December 1997, the Company purchased the shares of Nur Germany, a 84% owned subsidiary, that were held by Nur Media Solutions. Nur Germany is engaged in selling and marketing of consumable printed materials. During the third quarter of 1999 the Company sold its shares in Nur Germany and recorded $ 132 thousand as a capital gain.

                     6.     NUR Asia Pacific Ltd. ("Nur Asia Pacific"):

                            In January 1999, the Company established a wholly-owned subsidiary in Hong-Kong, Nur Asia Pacific, which is engaged in the marketing of the Company's products and related consumable products as well as support services for the Company's products in Asia.

                                                          NUR MACROPRINTERS LTD.

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

                     7.     NUR Macroprinters (Shanghai) Co., Ltd.
                            ("Nur Shanghai"):

                            In May 1999, the Company established a wholly-owned subsidiary in the People's Republic of China ("China"), which is engaged in the marketing of the Company's products and related consumable products as well as support services for the Company's products in China.

                     8.     Stillachem S.A. ("Stillachem"):

                            In December 1999, the Company established
                            Stillachem, a joint venture in which the Company owns 50.1%. Stillachems is engaged in development and manufacture of special inks for digital printing systems.

                     9.     NUR Pro Engineering Ltd.

                            In October 1999, the Company established a 50% owned affiliate, named Nur Pro Engineering, for the assembly of the Company's printers.

              b. Acquisition of technology:

                     In December 1997, the Company signed an agreement with Meital Electronic Technologies Ltd. ("Meital"), which is engaged in research and development in fields related to the Company's activity. In accordance with the agreement, the Company provided loans to Meital in 1997 and 1998 totaling $ 50 thousand and $ 350 thousand, respectively. During 1997 and 1998, the Company recorded a provision in respect of the aforementioned amounts since Meital is in the development stage, and there was an uncertainty regarding its ability to repay the loans.

                     In September 1998, the Company acquired from Meital all rights (including all related assets) to Meital's piezo DoD inkjet technologies for application in wide format digital printers for approximately $3.0 million, consisting of an up-front payment of $750 thousand, the assumption of certain liabilities including those that relate to the legal dispute between Idanit Technologies Ltd. ("Idanit") and Meital (see Note 13) and future royalties which are based on sales. The Meital acquisition resulted in a one-time charge to research and development in the amount of $1.95 million. The Company has future contingent royalty obligations, based on future sales until September 2001, of Meital's technology-based printers, which will not exceed $1.3 million. If certain minimum royalties are not paid, Meital has the option to buy back the technology in the amount of royalties paid by the Company.

              c. Concentration of risks that may have a significant impact on the Company:

                     Suppliers:

                     The Company purchases all of the ink and ink-jets used in its super wide format printers from one supplier. The Company's customers rely on the ink to operate their printers.

                                                          NUR MACROPRINTERS LTD.

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

                     Because the Company's business depends on the ink for sale of its printers, a failure in supplying or a change in credit-terms could have a severe adverse effect on the Company's financial results.

                     Subcontractors:

                     The Company employs a limited number of unaffiliated subcontractors to manufacture components for its printers. The Company currently employs one 50% owned sub-contractor to assemble its printers.

                     Because the Company relies on subcontractors, its business could suffer if the Company fails to maintain its relationships with its subcontractors or fails to develop alternative sources for its printer components.

NOTE 2:-      SIGNIFICANT ACCOUNTING POLICIES

              The Company's consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States.

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

              b. Financial statements in U.S. dollars:

                     The accompanying consolidated financial statements have been prepared in U.S. dollars. The U.S. dollar is the currency of the primary economic environment in which the operations of the Company, Nur America and affiliate are conducted. The majority of sales is made in U.S. dollars and the majority of purchases of materials and components is invoiced and paid in U.S. dollars. In addition, a substantial number of other expenses are incurred outside Israel in U.S. dollars or paid in U.S. dollars or in New Israeli Shekels ("NIS") linked to the exchange rate of the U.S. dollar. Accordingly, the Company has determined the U.S. dollar as the currency of its primary economic environment and thus its functional and reporting currency.

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

                                                          NUR MACROPRINTERS LTD.

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

                     The financial statements of certain subsidiaries and affilates, whose functional currency is not the U.S. dollar, have been translated into U.S. dollars, in accordance with FASB Statement No. 52, "Foreign Currency Translation". All balance sheet accounts have been translated using the exchange rates in effect at the balance sheet date. Statement of operations amounts have been translated using the average exchange rate for the year. The resulting aggregate translation adjustments are reported as a component of accumulated other comprehensive income (loss) in shareholders' equity.

              c. Principles of consolidation:

                     The consolidated financial statements include the accounts of the Company and its subsidiaries listed below. Intercompany transactions and balances, including profits from intercompany sales not yet realized outside the group, have been eliminated in consolidation.

                     Subsidiaries included in consolidation:


                                                                DECEMBER 31, 1998 AND 1999
                                                         -------------------------------------------
                                                                     SHARES CONFERRING
                                                         -------------------------------------------
                                                                                      RIGHTS TO
                                                           VOTING RIGHTS               PROFITS
                                                         ------------------     --------------------
                                                                %                        %
                                                         ------------------     --------------------
                     NUR Media-Solutions                        100                     100

                     NUR Europe                                 100                     100

                     NUR America                                100                     100

                     NUR Asia Pacific                           100                     100

                     NUR Shanghai                               100                     100

                     NUR Germany *)                              84                      84

                     *) Due to the sale of the subsidiary, its statements of income are consolidated for the period ending June 30, 1999.

              d.     Cash equivalents:

                     The Company considers all highly liquid investments originally purchased with maturities of three months or less to be cash equivalents.

                                                          NUR MACROPRINTERS LTD.

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

              e.     Marketable securities:

                     The Company accounts for investments in debt and equity securities (other than those accounted for under the equity method of accounting) in accordance with FASB Statement No. 115, "Accounting for Certain Investments in Debt and Equity Securities".

                     Management determines the appropriate classification of its investments in debt and equity securities at the time of purchase and reevaluates such determinations at each balance sheet date.

                     Management has classified all of its marketable securities as trading securities. These securities are carried at their fair value based upon the quoted market price of those investments. Net realized and unrealized gains and losses on these securities are included in the statement of income.

              f.     Inventories:

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

              g.     Investments in affiliates:

                     The investment in companies, partnerships and joint ventures, over which the Company can exercise significant influence (generally, entities in which the Company holds 20% to 50% of ownership or voting rights) are presented using the equity method of accounting. The Company generally discontinues applying the equity method when its investment (including advances and loans) is reduced to zero and it has not guaranteed obligations of the affiliate or otherwise committed to provide further financial support to the affiliate. Where the Company's share of an affiliate's losses is greater than the investment in such an affiliate and in which the Company has guaranteed obligations of the affiliate, the excess amount is presented as a liability.

                     Jointly controlled entities (generally entities in which the Company holds 50% ownership or voting rights) are accounted for using the equity method.

              h.     Restricted long term bank deposit:

                     Restricted long term bank deposit is maintained with banks mainly to secure obligations of customers. The Company is restricted from withdrawing any portion of the long term bank deposit at any time, until the repayment of the leasing obligation by the customer. The restricted long term bank deposit will mature approximately in 2001, is linked to the U.S. dollar and bears interest at a rate of 5%.

                                                          NUR MACROPRINTERS LTD.

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

              i.     Property and equipment:

                     These assets are stated at cost, net of grant received and accumulated depreciation.

                     Depreciation is calculated using the straight-line method over the estimated useful lives of the assets.

                     The annual depreciation rates are as follows:

                                                                                  %
                                                              ------------------------------------------
                     Machinery and equipment                                   10 - 33
                     Motor vehicles                                              15
                     Office furniture and equipment                            6 - 10
                     Building                                                     3
                     Leasehold improvements                       Over the term of the lease period

              j.     Other assets:

                     Other assets are stated at amortized cost. Amortization is calculated using the straight-line method over the estimated useful lives, at the following annual rates:

                                                                  %
                                                           ----------------
                     Distribution rights                         20
                     Patent rights                               10

              k.     Accrued severance pay, net:

                     The Company's liability for severance pay is calculated pursuant to Israeli severance pay law based on the most recent salary of the employees multiplied by the number of years of employment as of the balance sheet date. The Company records as expense the net increase in its funded or unfunded severance liability. Employees are entitled to one month salary for each year of employment, or a portion thereof. The Company's liability is fully provided by monthly deposits with severance pay funds, insurance policies and by an accrual. Deposits with severance pay funds and insurance policies are not under the control of the Company. The value of these policies is recorded as an asset in the Company's balance sheet. The deposited funds include profits accumulated up to the balance sheet date.

                     The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israeli severance pay law or labor agreements. The value of the deposited funds are based on the cash surrendered value of these policies, and include immaterial profits.

                     Severance expenses for the years ended December 31, 1997, 1998 and 1999 were $ 312 thousand $ 314 thousand and $ 440 thousand, respectively.

                                                          NUR MACROPRINTERS LTD.

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

              l.     Income taxes:

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

              m.     Basic and diluted earnings per share:

                     Basic earnings per share is computed based on the weighted average number of Ordinary shares outstanding during each year. Diluted earnings per share is computed based on the weighted average number of Ordinary shares outstanding during each year, plus dilutive potential ordinary shares considered outstanding during the year, in accordance with FASB Statement No. 128, "Earnings Per Share".

              n.     Accounting for stock-based compensation:

                     The Company has elected to account for stock-based compensation in accordance with the provisions of Accounting Principles Board Opinion No. 25 ("APB-25"), "Accounting for Stock Issued to Employees". Under APB-25, when the exercise price of the Company's share options equals or is higher than the market price of the underlying shares on the date of grant, no compensation expense is recognized. The pro-forma information with respect to the fair value of the options is provided in accordance with the provisions of Statement No. 123 (see Note 17). In accounting for options granted to other than employees, the provisions of Statement of Financial Accounting Standard Board No. 123 "Accounting for Stock-Based Compensation", were applied. The fair value of these options was estimated at the grant date using the Black-Scholes option pricing model.

              o.     Revenue recognition

                     1. Revenues from sales of products are recognized upon shipment provided that no significant vendor obligations remain and collection is deemed probable.

                     2. Revenues from services are recognized ratably over the term of the agreements.

              p.     Warranty costs:

                     The Company provides a warranty for up to six months, at no extra charge. A provision which to date has been insignificant is recorded for probable costs, in connection with warranties, based on the Company's experience (in respect of most of these costs the Company has warranties from its suppliers).

                                                          NUR MACROPRINTERS LTD.

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

              q.     Research and development costs:

                     Research and development costs are charged to expense as incurred.

                     Grants are netted from research and development costs on an accrual basis as the related expenses are incurred.

              r.     Royalty-bearing grants:

                     Royalty-bearing grants from the Government of Israel for funding of approved research projects and for funding marketing activity are recognized at the time in which the Company is entitled to such grants, on the basis of the related costs incurred.

              s.     Advertising costs:

                     The Company expenses advertising costs as incurred. Advertising expenses for the years ended December 31, 1997, 1998 and 1999 are $ 252 thousand, $ 492 thousand and $ 602 thousand, respectively.

              t.     Concentrations of credit risk:

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

                     Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, marketable securities, trade receivables and restricted cash. Cash, cash equivalents and restricted cash are deposited with major banks in Israel, the United States, Asia and Belgium. Such deposits in the United States may be in excess of insured limits and are not insured in other jurisdictions. Management believes that the financial institutions that hold the Company's cash and cash equivalents and restricted cash are financially sound, and, accordingly, minimal credit risk exists with respect to these financial instruments. The Company's trade receivables are mainly derived from sales to customers in the United States, Asia and Europe. The Company has adopted credit policies and standards intended to accommodate industry growth and inherent risk. Management believes that credit risks are moderated by the diversity of its end customers and geographic sales areas. The Company performs ongoing credit evaluations of its customers' financial condition and requires collateral as deemed necessary. The Company's marketable securities include investment in U.S. company. Management believes that this company is financially sound and accordingly minimal credit risks exists with respect to these marketable securities.

                                                          NUR MACROPRINTERS LTD.

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

              u.     Fair value of financial instruments:

                     The estimated fair value of financial instruments has been determined by the Company using available market information and valuation methodologies. Considerable judgment is required in estimating fair values. Accordingly, the estimates may not be indicative of the amounts the Company could realize in a current market exchange. The carrying amounts of cash and cash equivalents, restricted cash, trade receivables, short-term bank credit and loans and marketable securities approximate fair values, due to the short term maturities of these instruments and the terms of the deposits.

                     The carrying amounts of the Company's long-term borrowing arrangements approximate their fair value. The fair value of the Company's long-term loan is estimated using discounted cash flow analyses, based on the Company's current increment borrowing rates for similar types of borrowing arrangements.

              v.     Impact of recently issued accounting standards:

                     In June 1998, the Financial Accounting Standards Board issued No. 133 ("SFAS 133"), "Accounting for Derivative instruments and Hedging Activities" ("SFAS No. 133"). This statement establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. The statement also requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the income statement, and requires that a company must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting. The FASB has issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133". The Statement defers for one year the effective date of SFAS No. 133. The rule will apply to all fiscal quarters of all fiscal years beginning after June 15, 2000. The Company does not expect the impact of this new statement on the Company's consolidated balance sheets or results of operations to be material.

              w.     Reclassification:

                     Certain amounts from prior years have been reclassified to conform with current period presentation.

NOTE 3:-      CASH AND CASH EQUIVALENTS

                                                               INTEREST RATE                       DECEMBER 31,
                                                        ----------------------------    ------------------------------------
              LINKAGE TERMS                                1998            1999              1998            1999
              --------------------------------------       -----          -----              -----          -----
                                                                     %                       U.S. DOLLARS IN THOUSANDS
                                                        ----------------------------    ------------------------------------

               U.S. dollars                                 5.1            1.75              1,297          6,995
               DM                                           3.3             --                 698            --
               Euro                                          --             --                 --             533
               Belgian Franks                                --            0.56                163            955
               Other                                         --            0.57                169            707
                                                                                             -----          -----

                                                       NUR MACROPRINTERS LTD.

NOTES TO FINANCIAL STATEMENTS
-----------------------------------------------------------------------------

                                                       2,327          9,190
                                                       =====          =====

                                                          NUR MACROPRINTERS LTD.

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 4:-      OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES


                                                                   DECEMBER 31,

                                                       --------------------------------------
                                                             1998                 1999
                                                       -----------------    -----------------
                                                             U.S. DOLLARS IN THOUSANDS

                                                       --------------------------------------
               Government authorities                          665                --
               Participations and grants receivable            683             1,351
               Related parties (1)                              93                65
               Deferred income taxes (2)                        42               784
               Employees                                        95               291
               Advances to suppliers                           437               265
               Prepaid expenses                                561               628
               Other                                           180               289
                                                             -----             -----

                                                             2,756             3,673
                                                             =====             =====

              (1) Balances for two executives that are linked to the U.S. dollar and bears annual interest at the rate of 2%.

              (2)    See Note 18.

NOTE 5:-      INVENTORIES


                                                   DECEMBER 31,
                                       --------------------------------------
                                             1998                 1999
                                       -----------------    -----------------
                                             U.S. DOLLARS IN THOUSANDS
                                       --------------------------------------
               Raw materials                 1,539               1,763
               Work-in-progress                226               2,158
               Finished products             1,934               6,768
                                            ------              ------

                                             3,699              10,689
                                            ======              ======

NOTE 6:-      INVESTMENTS IN AFFILIATES


                                                                       DECEMBER 31,
                                                                           1999
                                                                     ------------------
              Equity, net (a) (b)                                              339
              Long-term loans                                                  284
                                                                     ------------------

              Total investments in affiliates                                  623
                                                                     ==================

              (a) As follows:
                    Net equity as at purchase date:
                      Cost of additionally acquired shares                     264
                      Accumulated net earnings                                  75
                                                                     ------------------

                                                                               339
                                                                     ==================

                                                          NUR MACROPRINTERS LTD.

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

                     (b)    (1)    In October 1999, the Company entered into
                                   a joint venture, with Nur Pro Engineering
                                   Ltd. for the assembly of the Company's
                                   printers.

                                   Under the establishment agreements, the
                                   Company has the option to purchase the other
                                   50% of Nur Pro Engineering or to sell its 50%, if certain conditions as described in the agreements are met (including a Buy me, Buy you mechanism).

                                   The Company granted the following loans to Nur Pro Engineering:

                                   A loan is the amount of $ 175 thousand linked to the U.S. dollar and bearing annual interest at the rate of 3%. A maturity date has not been determined.

                                   A loan in the amount of $ 100 thousand linked to the NIS with no interest to be repaid after 20 years.

                            (2) In December 1999, the Company established Stillachem , a joint venture in which the Company owns 50.1%. Stillachem is engaged in development and manufacture of special ink for digital printing systems.

NOTE 7:-      PROPERTY AND EQUIPMENT

                             MACHINERY                          OFFICE       BUILDING AND
                                AND            MOTOR        FURNITURE AND     LEASEHOLD
                             EQUIPMENT       VEHICLES         EQUIPMENT      IMPROVEMENTS        GRANTS          TOTAL
                            -------------   ------------   --------------  -----------------   ------------   -------------
                                                              U.S. DOLLARS IN THOUSANDS
                            ----------------------------------------------------------------------------------------------
Cost as of January 1,
1999                             1,319             345          1,664           1,209              (266)         4,271
   Additions                       801               2            625              70                 -          1,498
   Disposals                      (799)           (235)          (529)            (17)                -         (1,580)
                            -------------   ------------   --------------  -----------------   ------------   -------------
Balance as of
   December 31, 1999             1,321             112          1,760           1,262              (266)         4,189
                            -------------   ------------   --------------  -----------------   ------------   -------------

Accumulated
depreciation as of
   January 1, 1999                 133             105            793             232               (50)         1,213
   Additions                       248              46            408             136               (56)           782
   Disposals                      (119)            (88)          (319)             (3)                -           (529)
                            -------------   ------------   --------------  -----------------   ------------   -------------
Balance as of
   December 31, 1999               262              63            882             365              (106)         1,466
                            -------------   ------------   --------------  -----------------   ------------   -------------

Depreciated cost as of
   December 31, 1999             1,059              49            878             897              (160)         2,723
                            =============   ============   ==============  =================   ============   =============
Depreciated cost as of
   December 31, 1998             1,186             240            871             977              (216)         3,058
                            =============   ============   ==============  =================   ============   =============

              Depreciation expense amounted to $ 496 thousand, $ 647 thousand and $ 782 thousand for the years ended December 31, 1997, 1998 and 1999, respectively.

              As for charges, see Note 15.

                                                          NUR MACROPRINTERS LTD.

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 8:-      OTHER ASSETS, NET


                                                         DECEMBER 31,
                                             -----------------------------------
                                                   1998                 1999
                                             -----------------    --------------
                                                   U.S. DOLLARS IN THOUSANDS
                                             -----------------------------------
              Cost:
                 Distribution rights               700                  700
                 Patent rights                      61                   72
                                             -----------------    --------------

                                                   761                  772
                                             -----------------    --------------
              Accumulated amortization:
                 Distribution rights               490                  630
                 Patent rights                      35                   45
                                             -----------------    --------------

                                                   525                  675
                                             -----------------    --------------

              Amortized cost                       236                   97
                                             =================    ==============

              Amortization of distribution and patent rights were $ 148 thousand, $ 145 thousand and $ 150 thousand for the years ended December 31, 1997, 1998 and 1999, respectively.

NOTE 9:-      LEASES

              a. Nur America Inc. leases office space and demo-center facility under a ten-year operating lease agreement ending October 2008.

              b. Nur Europe S.A. leases office space and warehouse facilities under a 15 year capital lease agreement ending in December 2011.

              c. Nur Media Solutions lease office space under a lease agreement expiring in December 2002.

              d. Nur Shangai leases space for use as a warehouse as well as a demo-center and offices in a separate location under lease agreements expiring in 2000 and 2001, respectively.

              e. Nur Asia pacific leases offices and warehouse space under a one year agreement.

              f. The Company entered into a lease agreement with a former shareholder (Moshe Nur) according to which the Company leases two adjacent buildings.

                     During 1996 and 1997, the Company paid $ 545 thousand in respect of the construction of the building, on behalf of Moshe Nur. In 1997, Moshe Nur experienced financial difficulties, resulting in the filing of a petition for bankruptcy. According to a settlement agreement signed in September 1998 (see Note 14e), it was agreed that the Company's payments are considered as a pre-payment of the lease until July 2000.

                     The Company recorded $ 162 thousand and $ 120 thousand as rent expenses, in connection with such prepaid expenses for the years ended December 31, 1998 and 1999, respectively.

                                                          NUR MACROPRINTERS LTD.
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

         g. Future minimum lease payments as of December 31, 1999, under the aforementioned non- cancelable leases, are as follows (U.S. dollars in thousands):

                     2000                                        77
                     2001                                        84
                     2002                                        89
                     2003                                        92
                     Thereafter                                 683
                                                         ----------------
                                                              1,025
                                                         ================

         h. Rental expenses were $ 350 thousand, $ 220 thousand and $ 297 thousand for the each of the years ended December 31, 1997, 1998 and 1999, respectively.

NOTE 10:-     SHORT-TERM BANK CREDIT AND LOANS

                                                                    WEIGHTED
                                                                    AVERAGE
                                                                    INTEREST
                                              LINKAGE                 RATE                     DECEMBER 31.
                                                           --------------------------- -----------------------------
                                               TERMS          1998          1999           1998           1999
                                           --------------  ------------ -------------- -------------  --------------
                                                                       %                U.S. DOLLARS IN THOUSANDS
                                                           --------------------------- -----------------------------
               Revolving bank credit          Belgian
                                              Franks            5             -                173              -
               Revolving bank credit            NIS            17           16.5               112             18
               Short-term loans             U.S. dollar      7.2+1.5        9.23             1,214          1,480
               Short-term loans                 NIS           17.7            -                683              -
               Short-term loans               Belgian
                                              Franks        Libor+2.5        4.4               790          1,245
                                                                                       -------------- --------------
                                                                                             2,972          2,743
                                                                                       ============== ==============

         The weighted average interest rate was 9% and 7% for the years ended December 31, 1998 and 1999, respectively

         The unused line of credit, denominated in NIS, Belgian Franks and US dollars, at December 31, 1999 is $ 3,405 thousand.

NOTE 11:-     ACCRUED EXPENSES AND OTHER LIABILITIES

                                                                                                 DECEMBER 31,
                                                                                     --------------------------------------
                                                                                           1998                 1999
                                                                                     -----------------    -----------------
                                                                                           U.S. DOLLARS IN THOUSANDS
                                                                                     --------------------------------------
              Employees and payroll accruals                                                 670                1,567
              Government authorities                                                         301                  835
              Royalties payable                                                              664                  396
              Current maturities of long-term liabilities                                    293                  293
              Warranty and installation                                                       90                  462
              Accrued expenses                                                               908                2,020
                                                                                     -----------------    -----------------
                                                                                           2,926                5,573
                                                                                     =================    =================

                                                          NUR MACROPRINTERS LTD.
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 12:-     LONG-TERM LOANS

              a.     Composed as follows:

                                                 LINKAGE              WEIGHTED AVERAGE
                                                  TERMS                INTEREST RATE                      DECEMBER 31,
                                               -------------     ---------------------------     -------------------------------
                                                                    1998            1999             1998             1999
                                                                 -----------     -----------     -------------    --------------
                                                                             %                     U.S. DOLLARS IN THOUSANDS
                                                                 ---------------------------     -------------------------------
                     From banks                    U.S.            Libor +
                                                  dollar            3.12            7.5                   20          1,611
                     From leasing                Belgian
                        companies                 Franks            6.6             6.6                1,154            871
                                                                                                 -------------    --------------
                                                                                                       1,174          2,482
                     Less - current
                     maturities                                                                          224            832
                                                                                                 -------------    --------------
                                                                                                         950          1,650
                                                                                                 =============    ==============

              b. Aggregate maturities of long-term loans:

                                                                                                 DECEMBER 31,
                                                                                     --------------------------------------
                                                                                           1998                 1999
                                                                                     -----------------    -----------------
                                                                                           U.S. DOLLARS IN THOUSANDS
                                                                                     --------------------------------------
                     First year (current maturities)                                         224                832
                                                                                     -----------------    -----------------
                     Second year                                                             188                813
                     Third year                                                              170                408
                     Fourth year                                                             118                 46
                     Fifth year and thereafter                                               474                383
                                                                                     -----------------    -----------------
                                                                                             950              1,650
                                                                                     -----------------    -----------------
                                                                                           1,174              2,482
                                                                                     =================    =================

NOTE 13:-     LONG-TERM LIABILITY

              In connection with various claims filed by Dochovna group (the developer of Outboard Printer and several companies he controls), Idanit and the Company, a settlement was reached in December 1998, according to which the Company will pay a total of $ 880 thousand during a three year period. The Company fully provided for the said amount in 1998. The Company paid Dochovna group total amount of $ 293 thousand for each of the years ended December 31, 1998 and 1999. As of balance sheet date the total liability amounts to $ 586 thousand.

                                                          NUR MACROPRINTERS LTD.
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

              Future payments shall bear annual interest of 6% unless the Company pays the full amount by March 31, 2000.

               The parties to the settlements were Dochovna Idanit, Scitex corporation Ltd. (which acquired Idanit), Meital and Jacob Markovits (Meital
CEO).

NOTE 14:-     CONTINGENT LIABILITIES

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

                     The Company has no obligation to repay this amount if sales are not sufficient to satisfy the royalty obligations. As of December 31, 1999, the Company has a contingent obligation to pay royalties in the amount of $ 1,152 thousand.

              b. The Company is required to pay royalties to the Fund for the Encouragement of Marketing Activity at the rate of 3% of the increases in export sales of products for which the Company received participations for its marketing activities, up to an amount equal to 100% of the grant received. Royalties regarding grants received in 1999 bears LIBOR interest.

                     The grant is repayable only in respect of sales of the related products, as a percentage of the growth in export sales.

                     If there is no increase in export sales, or if the Company ceases producing the relevant products, the grant would not be repaid. As of December 31, 1999, the Company has a contingent obligation to pay royalties in the amount of $ 597 thousand.

               c.    In May 1996, the Company signed an agreement as follows:

                     1. Exercise the option to purchase all of Shamrock's (former shareholder in Nur Media Solutions) shares in Nur Media Solutions, for a consideration of one dollar.

                     2. Notwithstanding the above, for every year during which Nur Media Solutions' net income (after taxes) will exceed $ 1 million, the Company will pay Shamrock a sum equal to 10% of Nur Media Solutions' net income, up to a total of $ 0.5 million (accumulating from the first payment). Nur Media Solutions' net income shall be determined by its annual audited financial statements. Shamrock's right to payments under this section will expire upon the earlier of the payment of the $ 0.5 million thereunder, or at the end of the fiscal year 2002. In 1997, 1998 and 1999, Nur Media Solutions' net income (after taxes) was less than $ 1 million.

              d. The Company has guaranteed capital lease payments in the amount of $ 105 thousand for a printer that was leased by a subsidiary.

              e. During September 1998, the district court of Tel Aviv approved several settlement agreements among the Company, the special manager for Moshe Nur's assets in his

                                                          NUR MACROPRINTERS LTD.
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

                     bankruptcy proceedings, Moshe Nur and certain of his family members, two Israeli banks, and the temporary receiver of Nur Outdoor Advertising Ltd. (a company formerly affiliated with Mr. Nur).

                     According to the settlement, all material claims against the Company relating to the lease of its offices (including confirmation of the Company's pre-payment of lease fees until July 2000), alleged breach of contracts and debts allegedly owed to any of the abovementioned parties were dismissed. The Company agreed not to file any claim against the abovementioned settling parties, provided that no claims will be filed against the Company in connection with the bankruptcy proceedings.

                     As part of the various settlement agreements, the Company paid in 1998 an aggregate of $100 thousand. However, in the course of the bankruptcy proceedings of Moshe Nur and the companies controlled by him, the Company may, in the future, be exposed to claims arising from the actions of Moshe Nur, the liability of whom could be material.

              f. In 1997, claims and threats of claims were brought against the Company in respect of various matters. The Company made a provision in the amount of $ 25 thousand in respect of these claims and threats of claims based on the opinion of the Company's Israeli legal advisors. The Company's management believes that these provisions are adequate.

              g. In December 1999, a claim was filed against the Company in the amount of $ 330 thousand regarding a breach of an agreement to pay finders fee in connection with a private placement in 1999 (See Note 17).

                     According to the Company's management and its legal advisors, the Company will not be obliged to pay any amount regarding this claim.

              h. In October 1999, the Company signed an agreement with a consultant according to which the consultant will render services in connection with the manufacture of the Company's new printers. Under this agreement, the Company is obligated to pay $ 2 thousand for each new printer. The Company has the option to end this agreement after the manufacturing of 112 printers.

                     As of December 31, 1999, the Company has a contingent obligation to pay service fees in the amount of $ 224 thousand.

              i. As for contingent liability regarding acquisition of technology, see Note 1b.

NOTE 15:-     CHARGES, GUARANTEES AND RESTRICTED CASH

              a. As collateral for its liabilities to the banks, the Company granted an unlimited senior in priority lien on its machinery and equipment, motor vehicles, as well as a floating lien (a lien on the assets of the Company as they exist from time to time) on all of its assets.

                                                          NUR MACROPRINTERS LTD.
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

              b. The collateralized liabilities are as follows:

                                                                                                 DECEMBER 31,
                                                                                     --------------------------------------
                                                                                           1998                 1999
                                                                                     -----------------    -----------------
                                                                                           U.S. DOLLARS IN THOUSANDS
                                                                                     --------------------------------------
                     Short-term bank credit                                                 2,972                2,743
                     Long-term liabilities, including current maturities                    1,174                2,482
                                                                                      ----------------     ----------------
                                                                                            4,146                5,225
                                                                                      ================     ================

NOTE 16:-     TRANSACTIONS AND BALANCES WITH RELATED PARTIES

              a.     For a lease agreement with a former shareholder, see Note
                     9c.

              b. Between September and December 1997, the Company effected a private offering of its Ordinary Shares in the United States (see also Note 17a), for which the investment banking firm of Josephthal and Co. Inc. ("Josephthal") acted as an exclusive placement agent. The chairman of Josephthal beneficially owns approximately 35.8% of the Company's Ordinary Shares. The chairman of Josephthal is the Company's chairman. As compensation for his services as the Company's exclusive placement agent, Josephthal received fees of $ 439 thousand and warrants to purchase 400,000 Ordinary Shares at an exercise price of $ 1.00 per share or less than 400,000 Ordinary Shares of the Company if the cashless alternative pursuant to the agreement has been elected. Finally, an individual employed by Josephthal was the Company's acting Chief Financial Officer from April through October 1997 received compensation of approximately $ 45 thousand.

              c.     Transactions with related parties:

                                                                                 YEAR ENDED DECEMBER 31,
                                                                 ----------------------------------------------------------
                                                                      1997                 1998                 1999
                                                                 ----------------     ----------------     ----------------
                                                                                 U.S. DOLLARS IN THOUSANDS
                                                                 ----------------------------------------------------------
                        Sales:
                         Nur Outdoor                                    159                    -                    -
                         Nur Focus                                       31                    -                    -
                                                                 ----------------    -----------------    -----------------
                                                                        190                    -                    -
                                                                 ================    =================    =================
                        Cost of sales:
                         Paid to:
                           Nur Outdoor                                   99                    -                    -
                           Nur Focus                                     18                    -                    -
                                                                 ----------------    -----------------    -----------------
                                                                        117                    -                    -
                                                                 ================    =================    =================
                        Selling expenses:
                         Nur Focus                                        -                    -                    -
                                                                 ================    =================    =================

              d. Loans to related parties, see Note 6b and 4.

                                                          NUR MACROPRINTERS LTD.
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------



NOTE 17:-     SHARE CAPITAL

              a. Between September and December 1997, the Company effected a private offering of its securities in the United States. In the private offering, the Company issued 4,000,000 Ordinary shares of NIS 1 par value each in consideration of $ 1 per Ordinary share.

                     Following the initial public offering of the Company's shares in October 1995, the Company issued 155,000 warrants to Josephthal. These warrants are exercisable no later than October 2000 into 155,000 Ordinary shares of the Company at an exercise price of $ 7.20 per share, or less than 155,000 Ordinary shares of the Company if the cashless alternative pursuant to the agreement has been elected.

                     As part of the private offering, the Company issued warrants to the placement agent, Josephthal, expiring in September 2002 to purchase 400,000 Ordinary shares of the Company at an exercise price of $ 1.00 per share or less than 400,000 Ordinary shares of the Company if the cashless alternative pursuant to the agreement has been elected.

                     In September 1999, the Company effected a private offering of its securities. In the private offering, the Company issued 600,000 Ordinary shares of NIS 1 par value each in consideration of $ 5.5 per Ordinary share.

                     In addition, the Company issued warrants expiring in four years to purchase 150,000 Ordinary shares of the Company at an exercise price of $ 8 per share. If certain conditions exist, the Company may induce the exercise of these warrants.

              b. Earnings per share:

                     The following table sets forth the computation of historical basic and diluted earnings per share:

                                                                                        YEAR ENDED DECEMBER 31,
                                                                            ------------------------------------------------
                                                                                1997            1998              1999
                                                                            -------------    ------------     --------------
                                                                                       U.S. DOLLARS IN THOUSANDS
                                                                            ------------------------------------------------
              Numerator:
                 Net income as reported                                             485             1,457             7,175
                                                                             ============    ==============    =============
                 Numerator for basic earnings per share - income
              available to ordinary shareholders                                    485             1,457             7,175
                                                                             ============    ==============    =============
                 Numerator for diluted earnings per share -
              income available to ordinary shareholders                             485             1,457             7,175
                                                                             ============    ==============    =============
              Denominator:
              Weighted average Ordinary shares
                 outstanding                                                  7,293,640        10,880,000        11,181,137
                                                                             ------------    --------------    -------------
              Denominator:
                 Denominator for basic earnings per share
                   -weighted - average shares                                 7,293,640        10,880,000        11,181,137
                                                                             ------------    --------------    -------------
                 Effect of dilutive securities Employee stock
                   options                                                         72,527         571,389         1,541,463
                                                                             ------------    --------------    -------------
                 Denominator for diluted earnings per
                   share-adjusted weighted-average shares                     7,366,167        11,451,389        12,722,600
                                                                             ============    ==============    =============

                                                          NUR MACROPRINTERS LTD.
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------



              c.     Stock Option Plan:

                     In October 1995, the Company's Board of Directors adopted a Flexible Stock Incentive Plan (the "Stock Incentive Plan"). The Stock Incentive Plan provides for grants of stock options to the Company's employees and outside consultants. An aggregate amount of not more than 500,000 stock options are available for grant under the Stock Incentive Plan. Of such amount, (i) not more than 414,768 options are available for grant as stock options on the basis of future services ("Service Options"), (ii) not more than 18,232 options may be granted as stock options on the basis of performance ("Performance Options" - as of December 31, 1999 there are no outstanding performance options) and
                     (iii) not more than 67,000 options may be granted as stock options to consultants on the basis of service or performance in respect of the public offering ("Consultant Options").

                     The service options usually vest over a four-years period with an exercise price of not less than 80% of the fair market value of the Ordinary shares at the date of grant (as defined in the stock incentive plan).

                     Consultant options usually vest immediately based on past serviced rendered as the board determines. The options expires usually after ten years from the date of grant.

                     In October 1997, the Company adopted an additional stock option plan. According to that option plan, 1,200,000 options will be granted to Company's employees, directors and consultants. In October 1998 and August 1999, the Company's shareholders approved the increase in the number of options available for grant by 500,000, and 500,000 options, respectively.

                     The options usually vest over a three-years period with an exercise price of not less than 80% of the fair market value of the common stock at the date of grant (as defined in the stock option plan). Each option usually expire after ten years from the date of grant.

                                                          NUR MACROPRINTERS LTD.
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

                     In December 1998, the Company's shareholders approved the directors share option plan ("1998 plan") according to which 250,000 options are available for grant with an exercise price of the average of the closing bid and sale price at the issuance date. Each option is vested immediately and will expire after 10 years. During 1999, the Company granted 58,333 options to directors (including the Chairman of the Board of Directors). The balance of the options at December 31, 1999 is as follows:

                                                                                           OPTIONS OUTSTANDING
                                                                              ----------------------------------------------
                                                                                                                WEIGHTED
                                                               AVAILABLE         NUMBER         EXERCISE         AVERAGE
                                                               FOR GRANT       OF OPTIONS         PRICE         EXERCISE
                                                                                                                  PRICE
                                                             --------------   --------------  --------------  --------------
                                                                                                U.S. DOLLARS IN THOUSANDS
                                                                                              ------------------------------
                     Balance as of January 1, 1997               380,229          119,771       0.3-1.75          1.34
                         Additional stock options plan         1,200,000                -           -               -
                         Options granted (25 employees
                          and a vendor)                         (325,600)         325,600       0.3-1.75          1.33
                         Options granted (2 employees and
                          3 directors)                          (825,000)         825,000          1-3            1.46
                                                             --------------   --------------  --------------  --------------

                     Balance as of December 31, 1997             429,629        1,270,371         0.3-3            1.3
                         Additional stock options plan           750,000                -           -               -
                         Options granted (46 employees,

                          4 directors and 1 consultant)         (655,000)         655,000         1 - 3             2
                         Options forfeited                       150,332         (150,332)       1.4 - 2           1.4
                                                             --------------   --------------  --------------  --------------

                     Balance as of December 31, 1998             674,961        1,775,039        0.3 - 3          1.62
                         Additional stock options plan           500,000                -           -               -
                         Options granted  (93 employees,

                          4 directors and 1 consultant          (693,933)         693,933      5.5 - 7.88         5.12
                         Options exercised                             -         (294,573)          -             1.57
                                                             --------------   --------------  --------------  --------------

                     Balance as of December 31, 1999             481,028        2,174,399      0.3 - 7.88         1.98
                                                             ==============   ==============  ==============  ==============

                     The number of options exercisable as of December 31, 1997, 1998 and 1999 was 849,921, 1,308,622 and 1,209,967,
                     respectively.

                     The weighted average exercise price of options exercisable as of December 31, 1997, 1998 and 1999 is $ 1.3, $ 1.28 and
                     $ 1.65, respectively.

                                                          NUR MACROPRINTERS LTD.
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------



                    The options outstanding as of December 31, 1999 have been separated into ranges of exercise price, as follows:

                                                                                                                    WEIGHTED
                                                 OPTIONS           WEIGHTED                         OPTIONS         AVERAGE
                                               OUTSTANDING          AVERAGE        WEIGHTED       EXERCISABLE       EXERCISE
                                                  AS OF            REMAINING        AVERAGE          AS OF           PRICE
                                               DECEMBER 31,       CONTRACTUAL      EXERCISE      DECEMBER 31,      OF OPTIONS
                      EXERCISE PRICE               1999              LIFE            PRICE           1999         EXERCISABLE
                      --------------        -----------------  ---------------- -------------- ---------------- ---------------
                      $ 1.25 - 1.75                  275,466           2             1.46           207,468           1.43
                      $ 1 - 1.5                      741,500           4             1.22           710,500           1.22
                      $ 2 - 3                        460,000           7             2.34           223,666           2.13
                      $ 2.75                          30,000           9             2.75           30,000            2.75
                      $ 2.875 - 4.6                  115,000          10             3.45              -               -
                      $ 5.5 - 7.875                  552,433          10             5.71           38,333            7.19
                                             -----------------                   -------------- ---------------- ---------------
                                                   2,174,399                         1.98          1,209,967          1.65
                                             =================                   ============== ================ ===============

              d. In January 1997, the Company granted to an Israeli vendor an option to purchase 30,000 shares at an exercise price of $ 1.75 per share. In September 1998, the Company granted to its counsel an option to purchase 15,000 shares at an exercise price of $ 2.25 per share with an immediate vesting.

                     The fair market value of the options was estimated according to FASB-123 at the grant date using Black-Scholes option valuation pricing model. The aggregate amount of compensation related to the above options was $ 12 thousand and $ 11 thousand, and was accounted for as compensation expense in the years ended December 31, 1997 and 1998, respectively.

                     In February 1999, following a registration statement of Form F-1, the Company issued to its qualified independent underwriter options to purchase 25,000 Ordinary shares of the Company at an exercise price of $ 4.5 per share. These warrants are exercisable for a period of four years commencing February 24, 2000, and are not to be sold, transferred, assigned or hypothecated until February 2000, (except for permitted transferees).

              e. Pro-forma information regarding net income and earnings per share is required by FASB 123, and has been determined as if the Company has accounted for its employee stock options under the fair value method of that Statement. The fair value for these options was estimated at the grant date using the Black-Scholes option valuation pricing model with the following weighted-average assumptions for 1997, 1998 and 1999: risk-free interest rates of 6.3%, 5% and 7%, respectively, dividend yields of 0% for each year, volatility factors of the expected market price of the Company's Ordinary shares of 1.25, 0.46 and 0.59, respectively, and a weighted average expected life of the option of 10 years for each year.

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

                     For purposes of pro forma disclosure, the estimated fair value of the options is amortized to expense over the options vesting period. The Company's Pro-forma information is as follows:

                                                                                   YEAR ENDED DECEMBER 31,
                                                                    ------------------------------------------------------
                                                                         1997               1998                1999
                                                                    ---------------    ----------------    ---------------
                                                                                 U.S. DOLLARS IN THOUSANDS,
                                                                                   EXCEPT PER SHARE AMOUNT
                                                                    ------------------------------------------------------
                     Net income, as reported                                 485               1,457              7,175
                                                                    ===============     ===============    ================
                     Pro forma net income                                    129               1,251              6,443
                                                                    ===============     ===============    ================
                     Pro forma basic earnings per share                     0.02               0.11               0.55
                                                                    ===============     ===============    ================
                     Pro forma diluted earnings per share                   0.02               0.11               0.51
                                                                    ===============     ===============    ================

                     The total compensation expense included in the statements of income for 1997, 1998 and 1999 is $ 91 thousand, $ 121 thousand and $ 167 thousand, respectively.

                     Weighted average exercise price and weighted average fair value of options granted during the year was as follows:

                     - $ 5.52 and $ 4.1, respectively, for options granted at an exercise price equal to the market price of the stock on the grant date.

                     - $ 4.09 and $ 2.9, respectively, for options granted at an exercise price that exceeds the market price of the stock on the grant date.

                     - $ 5.3 and $ 4.15, respectively, for options granted at an exercise price that is less than the market price of the stock on the grant date.

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



NOTE 18:-     TAXES ON INCOME

                     a. Tax benefits under the Law for the Encouragement of Capital Investments, 1959 (the "law"):

                     Certain of the Company's production facilities have been granted the status of "approved enterprise" under the law, under two separate investment plans.

                     The implementation of the investments under the first and second plan was finalized in 1993 and 1998, respectively.

                     According to the provisions of this law, the Company elected to enjoy "alternative benefits" which provide tax exemption in exchange for waiver of grants. Accordingly, the Company's income from the approved enterprise will be tax-exempt for a period of two and four years for the first and second plan, respectively, commencing with the year it first earns taxable income. Based on the percentage of foreign ownership of the Company, income derived during the remaining periods of five and three years of benefits in taxable at the rate of 15% or 20%, for the first and second plan, respectively.

                     The period of tax benefits detailed above is subject to limits of 12 years from the commencement of production, or 14 years from receiving the approval, whichever is earlier. Given the abovementioned conditions, the period of benefits for the first and second plan commenced in 1994 and 1999 and will terminate in 2000 and 2005, respectively.

                     The tax-exempt profits earned by the Company's "approved enterprise" can be distributed to shareholders without subjecting the Company to taxes only upon the complete liquidation of the Company. The retained tax-exempt profits as of December 31, 1999 are $ 5,802 thousand. If these retained tax-exempt profits are distributed in a manner other than upon the complete liquidation of the Company, they would be taxed at the corporate tax rate applicable to such profits as if the Company had not elected the alternative tax benefits (currently - 15% or 20% for an "approved enterprise" based on the percentage of foreign ownership of the company) and an income tax liability of approximately $ 1,160 thousand would be incurred.

                     The Company has decided to permanently invest the tax exempt income resulting from the "approved enterprise" status and not to distribute such income as dividends. Accordingly, no deferred income taxes have been provided in respect of said tax exempt income.

                     Income from sources other than the "approved enterprise" during the periods of benefits, will be taxable at regular tax rate of 36%.

                     The law also entitles the Company to claim accelerated rates of depreciation on equipment used by the "approved enterprise" during five tax years.

                     The Company applied for a third plan under "approved enterprise" status, and is a now negotiating with the Investment Center.

                                                          NUR MACROPRINTERS LTD.
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------



              b.     Measurement of results for tax purposes:

                     Results for tax purposes are measured in terms of earnings in NIS after certain adjustments for increases in the Israeli Consumer Price Index ("CPI"). As explained in Note 2b., the financial statements are measured in U.S. dollars. The difference between the annual change in the Israeli CPI and in the NIS/dollar exchange rate causes a difference between taxable income and the income before taxes shown in the financial statements. In accordance with paragraph g(f) of SFAS No. 109, the Company has not provided deferred income taxes on the difference between the reporting currency and the tax bases of assets and liabilities.

              c. Tax benefits under the Law for the Encouragement of Industry (Taxation), 1969:

                     The Company is an "industrial company" under the above law and as such is entitled to claim accelerated rates of depreciation, in accordance with regulations published under the inflationary adjustments law.

                     The Company is also entitled to deduct the offering expenses and patent amortization from its taxable income in three and eight equal annual installments, respectively.

              d. A reconciliation of the theoretical tax expense, assuming all income is taxed at the regular statutory rate applied to corporations in Israel up to December 31, 1999, and the actual tax expense, is as follows:

                                                                                           YEAR ENDED DECEMBER 31,
                                                                                  ------------------------------------------
                                                                                      1997            1998           1999
                                                                                  --------------    ----------    -----------
                                                                                          U.S. DOLLARS IN THOUSANDS
                                                                                  ------------------------------------------

                    Theoretical tax expense computed at the rate of 36%                  208             635         2,853
                    Increase (decrease) in taxes:
                    Approved enterprise (1)                                                 -               -        (1,274)
                    Effect of certain adjustments on the results for tax

                    purposes and the Israeli CPI                                           61              91           118
                    Carryforward loss, generated during the year for which
                       a valuation allowance was provided                                   -               -           522
                    Utilization of operating carryforward tax losses
                       from prior years                                                  (202)           (462)       (1,421)
                                                                                  --------------    ----------    -----------
                    Actual tax expense                                                     67             264           798
                                                                                  ==============    ==========    ===========
                      (1) Basic earnings per share amounts of the tax
                            benefits resulting from the exemption                           -               -          0.11
                                                                                  ==============    ==========   ============
                      (1) Diluted earnings per share amounts of the tax
                            benefits resulting from the exemption                           -               -          0.1
                                                                                  ==============    ==========   ============

                                                          NUR MACROPRINTERS LTD.
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

                                                                                           YEAR ENDED DECEMBER 31,
                                                                                  ------------------------------------------
                                                                                      1997            1998           1999
                                                                                  --------------    ----------    -----------
                                                                                          U.S. DOLLARS IN THOUSANDS
                                                                                  ------------------------------------------
             e.       Taxes on income (benefit) included in the statements of
                      income:

                          Current:
                            Domestic                                                        -               -        1,132
                            Foreign                                                        94             298          533
                                                                                  --------------    ----------   ------------
                                                                                           94             298        1,665
                                                                                  ==============    ==========   ============
                          Deferred:
                            Domestic                                                        -               -         (531)
                            Foreign                                                       (27)            (34)        (336)
                                                                                  --------------    ----------   ------------
                                                                                          (27)            (34)        (867)
                                                                                  ==============    ==========   ============

              f. Deferred taxes:
                     Deferred tax assets are comprised of the following:

                                                                                              YEAR ENDED DECEMBER 31,
                                                                                        -------------------------------------
                                                                                              1998                 1999
                                                                                        -----------------    -----------------
                                                                                             U.S. DOLLARS IN THOUSANDS
                                                                                        -------------------------------------
                     Provisions for severance pay                                                  34                   12
                     Others                                                                        92                  147
                     Net operating loss and deductions carryforward                             3,195                2,296
                                                                                        -----------------    ----------------
                     Gross deferred tax assets                                                  3,321                2,455
                                                                                        -----------------    ----------------
                     Fixed assets                                                                 (82)                  (3)
                     Inventories                                                                  (20)                   -
                                                                                        -----------------    ----------------
                     Gross deferred tax liabilities                                              (102)                  (3)
                                                                                        -----------------    ----------------
                     Valuation allowance (1)                                                   (3,177)              (1,543)
                                                                                        -----------------    ----------------
                     Net deferred tax assets                                                       42                  909
                                                                                        =================    ================
                     Presented as follows:
                     Current assets                                                                42                  784
                     Long-term assets                                                               -                  125
                                                                                        -----------------    ----------------
                                                                                                   42                  909
                                                                                        =================    ================

                                                          NUR MACROPRINTERS LTD.
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

                    (1) The Company's subsidiaries have provided valuation allowances against the deferred tax assets in respect of tax loss carryforward and other temporary differences due to history of losses and current uncertainty concerning its ability to realize these deferred tax assets in the future.

                    g. Income tax assessments, losses and deductions carried forward to future years:

                          At December 31, 1999, the Company had available deductions (excluding capital losses totaling
                          $ 2,413 thousand) aggregating to $ 1,421 thousand, which will expire in the years 2000 to 2005.

                          Nur America, Nur Media Solutions, Nur Europe and Nur Shanghai had available carryforward losses as of December 31, 1999 aggregating to $ 4,957 thousand which has no expiration date.

                    h. Income (loss) before income taxes consisted of the following:

                                                                                 YEAR ENDED DECEMBER 31,
                                                                ----------------------------------------------------------
                                                                     1997                 1998                 1999
                                                                ----------------     ----------------     ----------------
                                                                                U.S. DOLLARS IN THOUSANDS
                                                                ----------------------------------------------------------
                     Domestic                                          1,156                2,535               10,318
                     Foreign                                            (578)                (771)              (2,392)
                                                               ----------------     ----------------     ----------------
                                                                         578                1,764                7,926
                                                               ================     ================     ================

NOTE 19:-     REPORTABLE SEGMENTS DATA

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

                     The following presents total revenues for the years ended December 31, 1997, 1998 and 1999 and long-lived assets as of December 31, 1998 and 1999:

                                                1997                       1998                          1999
                                        ------------------------- ---------------------------- ------------------------------
                                                       LONG-                       LONG-                          LONG-
                                          TOTAL        LIVED        TOTAL          LIVED          TOTAL           LIVED
                                         REVENUES     ASSETS       REVENUES       ASSETS         REVENUES         ASSETS
                                        ------------------------- ------------- -------------- ---------------  -------------
                                                                    U.S. DOLLARS IN THOUSANDS
                                        -------------------------------------------------------------------------------------
                     Asia *)                   819        975          3,326         1,109          9,995              781
                     America                 7,061        166         14,640           977         24,325              629
                     Europe                 11,849      1,392         16,241         1,747         21,448            1,172
                     Others *)               2,230          -          2,238             -          4,951                -
                                        ------------ ------------ ------------- -------------- ---------------  -------------

                                            21,959      2,533         36,445         3,833         60,719            2,582
                                        ============ ============ ============= ============== ===============  =============
                     *) Reclassified.

                                                          NUR MACROPRINTERS LTD.
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


                     Total revenues are divided by the following products:

                                                                                 YEAR ENDED DECEMBER 31,
                                                                ----------------------------------------------------------
                                                                     1997                 1998                 1999
                                                                ----------------     ----------------     ----------------
                                                                                U.S. DOLLARS IN THOUSANDS
                                                                ----------------------------------------------------------
                     Printers                                        12,023               19,052               33,474
                     Ink                                              4,571                8,619               14,044
                     Printed materials                                3,085                4,540                2,460
                     Substrates                                           -           *)     894                7,274
                     Others                                           2,280            *)  3,340                3,467
                                                                 ----------------    -----------------    -----------------
                                                                     21,959               36,445               60,719
                                                                 ================    =================    =================
                     *)     Reclassified.

              b.     Major customer data:
                     Percentage of total sales                      11.18%                10.6%                     -
                                                                 ================    =================    =================


NOTE 20:-     SELECTED STATEMENTS OF OPERATIONS DATA

              a.     Selling and marketing expenses, net:

                                                                                 YEAR ENDED DECEMBER 31,
                                                                ----------------------------------------------------------
                                                                     1997                 1998                 1999
                                                                ----------------     ----------------     ----------------
                                                                                U.S. DOLLARS IN THOUSANDS
                                                                ----------------------------------------------------------
                     Selling and marketing expenses                   4,820                6,361                  9,885
                     Less - participation of the
                         Fund for the Encouragement
                         of Marketing Activity                          200                  250                    400
                                                                 ----------------    -----------------    -----------------
                                                                      4,620                6,111                  9,485
                                                                 ================    =================    =================


              b. Financial expenses, net:

                                                                                 YEAR ENDED DECEMBER 31,
                                                                 ----------------------------------------------------------
                                                                      1997                 1998                 1999
                                                                 ----------------     ----------------     ----------------
                                                                                 U.S. DOLLARS IN THOUSANDS
                                                                 ----------------------------------------------------------
                     Expenses:
                         Interest:
                           On short-term credit                         390                 342                  461
                           On long-term loans                           193                  67                   92
                         Loss arising from foreign
                           currency translations                          -                 151                  659
                                                                 ----------------    -----------------    -----------------
                                                                        583                 560                1,212
                                                                 ----------------    -----------------    -----------------
                     Income:
                         Interest                                       234                  59                   86
                         Gain arising from foreign
                           currency translations                         29                   -                  443
                                                                 ----------------    -----------------    -----------------
                                                                        263                  59                  529
                                                                 ----------------    -----------------    -----------------
                                                                        320                 501                  683
                                                                 ================    =================    =================


                                                          NUR MACROPRINTERS LTD.
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


NOTE 21:-     INVESTEES

                                                                                              PERCENTAGE OF (1)
                                                                                     ------------------------------------
              NAME OF THE COMPANY                                                       OWNERSHIP            CONTROL
              -------------------------------------------------------------------    ----------------    ----------------
                                                                                                      %
                                                                                     ------------------------------------
              a.      Subsidiaries outside Israel:
                      ACTIVE:
                      NUR Media Solutions S.A.                                            100                   100
                      NUR Europe S.A.                                                     100                   100

                      NUR America Inc.                                                    100                   100

                      NUR Asia Pacific Ltd.                                               100                   100

                      NUR Macroprinters (Shanghai) Co., Ltd.                              100                   100

                      Stillachem S.A.                                                      50.1                  50.1

                      NUR Pro Engineering Ltd.                                             50                    50

                      INACTIVE:

                      NUR Hungaria KFT  (1)                                               100                   100

                      Good-Lux S.A (1)                                                    100                   100

              b.      Subsidiaries in Israel:

                      INACTIVE:

                      NUR Middle East and Africa Ltd.                                     100                   100

                      M.B.T. (Nur) Industries Ltd                                         100                   100

                      Nur Print Technologies (1993) Ltd.                                  100                   100


                     (1) Represents the percentages of ownership of Nur Media Solutions (formerly: "Nur International") in these subsidiaries. The shares of some of these subsidiaries are held in custody by the Company.

                                      - - - - - - - - - - - - -

                             EXHIBIT INDEX

NUMBER     DESCRIPTION
    3.1    Memorandum of Association of the Registrant, in Hebrew with a translation to English1

    3.2    Amended Articles of Association of the Registrant 2

    3.3    Certificate of Name Change 3

    4.1    Specimen Certificate for Ordinary Shares 1

    4.2    Representative's Warrant Agreement dated October 12, 1995 1

    4.3    Form of Representative's Warrant Certificate  1

    4.4    Forms of Placement Agent's Warrant Agreement and Certificate 4

    4.5    Forms of Qualified Independent Underwriter's Warrant Agreement and Certificate  4

    4.6    Form of Warrant Agreement between the Registrant and Barak Zamir, Advocates

    10.1   1995 Stock Option / Stock Purchase Plan 1

    10.2   Amendment to the 1995 Stock Option / Stock Purchase Plan 4

    10.3   1997 Stock Option Plan 5

    10.4   1998 Non-Employee Director Share Option Plan 6

    10.5   Lease Agreement between the Registrant and Mr. Moshe Nur dated
           October 4, 1993, as amended on May 29, 1995, in Hebrew with a translation to English 1

    10.6   Lease Agreement for office space in Brussels, Belgium between Nivellease, S.A. and the Registrant dated November 25, 1996 4

    10.7 Lease Agreement for office space in Newton Centre, Massachusetts between WHTR Real Estate Limited Partnership and the Registrant dated
           July 10, 1998 4

    10.9   Distribution Agreement between Imaje S.A. and the Registrant dated June 26, 1995 1

    10.10  Settlement Agreements relating to Moshe Nur and his affiliated companies 4

    10.16  Bank Hapoalin revolving loan agreement 4, 7


    10.17  Agreement between I.T.S. Machinery Development Ltd. and the Registrant dated February 10, 1997 4

    10.18  Form of confidentiality agreement 4

    10.19  Agreement dated September 13, 1998 between "Meital" Electronic Technology Ltd. and Markowitz Yaakov
           and the Registrant 4

    21     List of Subsidiaries of the Registrant

    23.1   Consent of Kost Forer & Gabbay (S-8)

    23.2   Consent of Kost Forer & Gabbay (F-3)

    23.3   Consent of Willy Knyrim (F-3)

    23.4   Consent of Willy Knyrim (S-8)

    27.1   Financial Data Schedule as of and for the year ended December 31, 1995 5

    27.2   Financial Data Schedule as of and for the year ended December 31, 1996 6

    27.3   Financial Data Schedule as of and for the year ended December 31, 1997 7

    27.4   Financial Data Schedule as of and for the year ended December 31, 1998 8

    27.5   Financial Data Schedule as of and for the year ended December 31, 1999


----------
1/ Previously filed with the Company's Registration Statement (File No. 33-93160) on Form F-1 and incorporated by reference herein.
2/ Previously filed with the Company's Form F-3 (File No. 333-92493) and incorporated by reference herein.
3/ Previously filed with the Company's Form 6-K dated January 7, 1998 and incorporated by reference herein
4/ Previously filed with the Company's Form F-1 (File No. 333-66103) and incorporated by reference herein.
5/ Previously filed with the Company's Form 20-F for the year ended December 31, 1997 and incorporated by reference herein.
6/ Previously filed with the Company's Form 6-K dated November 13, 1998 and incorporated by reference herein.
7/   Filed in summary form. Original filed in paper format pursuant to Form SE.
8/ Previously filed with the Company's Form 20-F for the year ended December 31, 1998 and incorporated by reference herein.