Form 20-F
period 2000-12-31
NUR MACROPRINTERS LTD
filed 2001-05-10
CIK 946394

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                   FORM 20-F

(MARK ONE)

   / /     REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF
           THE SECURITIES EXCHANGE ACT OF 1934

   /X/     ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
           SECURITIES EXCHANGE ACT OF 1934

                  FOR THE FISCAL YEAR ENDED DECEMBER 31, 2000

   / /     TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
           SECURITIES EXCHANGE ACT OF 1934

           FOR THE TRANSITION PERIOD FROM             TO

                         COMMISSION FILE NUMBER 0-26498
                            ------------------------

                             NUR MACROPRINTERS LTD.
             (Exact Name of Registrant as specified in its charter)

                                     ISRAEL
                (Jurisdiction of incorporation or organization)

                            12 ABBA HILEL SILVER ST.
                        P.O. BOX 1281, LOD 71111, ISRAEL
                    (Address of principal executive offices)

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

    Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of December 31, 2000:

                                ordinary shares,
                      NIS 1.0 par value, 14,497,185 shares
                       Title of Class    Number of Shares

    Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes /X/ No / /

    Indicate by check mark which financial statement item the registrant has elected to follow. Item 17 / / Item 18 /X/

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

    IN ADDITION TO HISTORICAL INFORMATION, THIS ANNUAL REPORT ON FORM 20-F CONTAINS FORWARD-LOOKING STATEMENTS. THE FORWARD-LOOKING STATEMENTS CONTAINED HEREIN ARE SUBJECT TO CERTAIN RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE REFLECTED IN THE FORWARD-LOOKING STATEMENTS. FACTORS THAT MIGHT CAUSE SUCH DIFFERENCE INCLUDE, BUT ARE NOT LIMITED TO, THOSE DISCUSSED IN "ITEM 3: KEY INFORMATION--RISK FACTORS" AND "ITEM 5: OPERATING AND FINANCIAL REVIEW AND PROSPECTS." READERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH REFLECT MANAGEMENT'S ANALYSIS AS OF THE DATE HEREOF. WE UNDERTAKE NO OBLIGATION TO PUBLICLY REVISE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES THAT ARISE AFTER THE DATE HEREOF. IN ADDITION TO THE DISCLOSURE CONTAINED HEREIN, READERS SHOULD CAREFULLY REVIEW ANY DISCLOSURE OF RISKS AND UNCERTAINTIES CONTAINED IN OTHER DOCUMENTS THAT WE FILE FROM TIME TO TIME WITH THE SECURITIES AND EXCHANGE COMMISSION.

                                     PART I

ITEM 1:  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

    Not Applicable.

ITEM 2:  OFFER STATISTICS AND EXPECTED TIMETABLE

    Not Applicable.

ITEM 3:  KEY INFORMATION

    Not Applicable except ITEMS 3.A and 3.D, which are detailed below.

SELECTED FINANCIAL DATA

                     CONSOLIDATED STATEMENTS OF OPERATIONS
         (IN THOUSANDS OF U.S. DOLLARS EXCEPT PER SHARE AND SHARE DATA)

                                                  1996(1)      1997(1)       1998(1)       1999(2)     2000(3)(4)
                                                 ----------   ----------   -----------   -----------   -----------
Revenues:
Sales of printers and related products.........  $   13,639   $   18,874   $    31,905   $    58,259   $   121,924
Sales of printed materials.....................       2,998        3,085         4,540         2,460            --
                                                 ----------   ----------   -----------   -----------   -----------
                                                     16,637       21,959        36,445        60,719       121,924
                                                 ----------   ----------   -----------   -----------   -----------
Cost of revenues:
Cost of sales of printers and related
  products.....................................      11,528        9,627        16,368        30,440        64,107
Cost of sales of printed materials.............       2,008        1,684         2,579         1,344            --
                                                 ----------   ----------   -----------   -----------   -----------
                                                     13,536       11,311        18,947        31,784        64,107
                                                 ----------   ----------   -----------   -----------   -----------
Gross profit...................................       3,101       10,648        17,498        28,935        57,817
                                                 ----------   ----------   -----------   -----------   -----------
Research and development expenses..............       1,530        1,726         5,027         5,530        15,077
Less royalty-bearing grants....................         372           43           818           721           451
                                                 ----------   ----------   -----------   -----------   -----------
Research and development expenses, net.........       1,158        1,683         4,209         4,809        14,626
                                                 ----------   ----------   -----------   -----------   -----------
Selling and marketing expenses, net............       4,823        4,620         6,111         9,485        17,385
General and administrative expenses............       2,560        3,439         4,802         6,275        12,765
Amortization of goodwill and other intangible
  assets resulting from the acquisition of
  Salsa Group..................................                                                              1,452
                                                 ----------   ----------   -----------   -----------   -----------
Write-off of debts from related parties........       3,757           --            --            --            --
                                                 ----------   ----------   -----------   -----------   -----------
                                                     11,140        8,059        10,913        15,760        31,602
                                                 ----------   ----------   -----------   -----------   -----------
Operating income (loss)........................      (9,197)         906         2,376         8,366        11,589
Financial expenses, net........................        (567)        (320)         (592)         (616)       (1,423)
Other income (expenses), net...................          76           (8)          (20)          176            25
                                                 ----------   ----------   -----------   -----------   -----------
Income (loss) before taxes on income...........      (9,688)         578         1,764         7,926        10,191
Taxes on income................................         400           67           264           798         1,244
                                                 ----------   ----------   -----------   -----------   -----------
Income (loss) after taxes on income............     (10,088)         511         1,500         7,128         8,947
Minority interest in earnings of a
  subsidiary...................................          --          (26)          (43)          (28)           --
Equity in gains (losses) of affiliates,
  net(5).......................................          --           --            --            75          (454)
                                                 ----------   ----------   -----------   -----------   -----------
Net income (loss)..............................  $  (10,088)  $      485   $     1,457   $     7,175   $     8,493
                                                 ----------   ----------   -----------   -----------   -----------
Basic net earnings (loss) per share............  $    (1.47)  $     0.07   $      0.13   $      0.64   $      0.65
                                                 ----------   ----------   -----------   -----------   -----------
Diluted net earnings (loss) per share..........  $    (1.47)  $     0.07   $      0.13   $      0.56   $      0.57
                                                 ==========   ==========   ===========   ===========   ===========
Weighted average number of shares used in
  computing basic net earnings (loss) per
  share........................................   6,880,000    7,293,640    10,880,000    11,181,137    13,150,110
                                                 ==========   ==========   ===========   ===========   ===========
Weighted average number of shares used in
  computing diluted net earnings (loss) per
  share........................................   6,880,000    7,293,640    11,451,389    12,722,600    14,793,327
                                                 ==========   ==========   ===========   ===========   ===========

--------------------------

(1) Represents financial information for NUR together with our subsidiaries NUR Media Solutions, NUR America, NUR Europe and NUR Germany.

(2) Represents financial information for NUR together with our subsidiaries NUR Media Solutions, NUR America, NUR Europe, NUR Shanghai, NUR Asia Pacific and NUR Germany (first 6 months). We owned 84% of NUR Germany; this subsidiary was sold during the third quarter of 1999.

(3) Represents financial information for NUR together with our subsidiaries NUR Media Solutions, NUR America, NUR Europe, NUR Shanghai, NUR Asia Pacific, Salsa Digital Printers, NUR Hungary Trading and Software Licensing Limited Liability Company, NUR DO Brazil Ltda., Encre Consumables B.V. and Signtech Japan.

(4) In July 2000, we purchased substantially all of the assets and assumed specified liabilities of Salsa Digital, Ltd. and related entities. As part of the asset purchase transaction, we also acquired all of the outstanding capital stock of Signtech Japan.

(5) Represents equity in Stillachem and NUR Pro Engineering.

                        CONSOLIDATED BALANCE SHEET DATA
                          (IN THOUSANDS U.S. DOLLARS)

                                                        1996(1)    1997(1)    1998(1)    1999(2)    2000(3)(4)
                                                        --------   --------   --------   --------   ----------
Working capital.......................................  $   690    $ 4,674    $ 5,441    $15,791     $ 55,186
Total assets..........................................   12,161     13,783     21,995     39,648      120,006
Total liabilities.....................................   10,325      7,998     14,565     21,785       72,081
Total shareholders' equity............................  $ 1,836    $ 5,785    $ 7,430    $17,863     $ 47,925

--------------------------

(1) Represents financial information for NUR together with our subsidiaries NUR Media Solutions, NUR America, NUR Europe and NUR Germany.

(2) Represents financial information for NUR together with our subsidiaries NUR Media Solutions, NUR America, NUR Europe, NUR Shanghai, NUR Asia Pacific and NUR Germany (first 6 months). We owned 84% of NUR Germany; this subsidiary was sold during the third quarter of 1999.

(3) Represents financial information for NUR together with our subsidiaries NUR Media Solutions, NUR America, NUR Europe, NUR Shanghai, NUR Asia Pacific, Salsa Digital Printers, NUR Hungary Trading and Software Licensing Limited Liability Company, NUR DO Brazil Ltda., Encre Consumables B.V. and Signtech Japan.

(4) In July 2000, we purchased substantially all of the assets and assumed specified liabilities of Salsa Digital, Ltd. and related entities. As part of the transaction, we also acquired all of the outstanding capital stock of Signtech Japan.

                                  RISK FACTORS

    INVESTING IN OUR SECURITIES IS VERY RISKY. YOU SHOULD BE ABLE TO BEAR A COMPLETE LOSS OF YOUR INVESTMENT. TO UNDERSTAND THE LEVEL OF RISK, YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS, AS WELL AS THE OTHER INFORMATION FOUND IN THIS FORM.

    WE DEPEND ON A FEW KEY PRODUCTS IN A BUSINESS SUBJECT TO RAPID TECHNOLOGICAL CHANGE. We are highly dependent upon the sale of our principal products -- the NUR Blueboard printers, the NUR Fresco printers and the NUR Salsa printers. Rapid changes in technology, customer preferences and evolving industry standards increasingly characterize the market for our printers. Our growth and future financial performance will depend upon our ability to update our current products and develop and market new products to keep pace with technological advances in the industry. During 1998, 1999 and 2000, we invested approximately $5.0 million, $5.5 million and $15.0 million, respectively, in research and development projects of which, in 1998, $1.95 million was related to the acquisition of technology that caused a one-time write-off assigned to research and development and, of which, in 2000, $4.3 million was related to the Salsa Digital asset purchase transaction that caused a one-time write-off assigned to research and development. Salsa Digital invested toward research and development approximately $0.7 million, $1.8 million and $0.6 million in 1998, 1999 and the first six months of 2000, respectively. Our business could seriously suffer if we fail to anticipate or respond adequately to changes in technology and customer preferences, or if our products are delayed in their development or introduction. We cannot assure you that we will successfully develop any new products. If our competitors introduce new products, the sales of our existing products and our financial results could be harmed.

    WE MAY NOT BE ABLE TO SUCCESSFULLY MANAGE AND INTEGRATE RECENTLY ACQUIRED ASSETS FROM SALSA DIGITAL, WHICH COULD INTERRUPT OUR BUSINESS OR HARM OUR FINANCIAL RESULTS. We acquired substantially all assets and assumed related liabilities of Salsa Digital, Ltd. and related entities in July 2000. We could have difficulty in assimilating the acquired business or technologies into our operations. These difficulties could disrupt our ongoing business, distract our management and employees, increase our expenses and adversely affect our financial results.

    WE CURRENTLY HAVE NO COMMITMENTS FOR ADDITIONAL FINANCING. We believe our revenue from operations, capital resources and credit facilities will be enough to fund our business activities at their current rate. We will need additional funds, however, if we seek to expand our operations. If we are unable to raise funds through public or private financing of debt or equity, we will be unable to increase expenditures that could ultimately hurt our financial results, such as research and development or production and marketing of our products. The amount of money we will need depends on numerous factors, including the success of our marketing and customer service efforts, our research and development activities and the demand for our products and services. We currently have no commitments for additional financing. We cannot guarantee that additional financing will be available or that, if available, will be obtained on terms we find favorable.

    WE DEPEND ON A SINGLE INK AND INK-JET PRINTHEADS SUPPLIER FOR EACH OF OUR PRINTERS. We currently purchase all of the ink and ink-jet printheads used in our NUR Blueboard printers from one supplier. We also purchase all of the ink and ink-jet printheads used in the NUR Fresco printers and the NUR Salsa printers from single suppliers. If any of these sole suppliers experience problems that result in production delays, our sales to new customers and existing customers that rely on our ink and/or ink-jet components to operate their printers could be hurt. Because the success of our business depends on the sale of our printers, such a supply problem could have a severe effect on our financial results. Also, if our sole suppliers reduce or change the credit or payment terms they extend to us, our business could be harmed.

    WE RELY ON SUBCONTRACTORS TO HELP US MANUFACTURE OUR PRODUCTS. We employ a limited number of unaffiliated subcontractors to manufacture components for our printers. For example, components for our NUR Salsa printers are manufactured mainly by an unaffiliated subcontractor. In addition, the assembly of our NUR Blueboard and NUR Fresco printers is currently conducted by an affiliate of NUR. Our subcontractors have, in the past, been late in delivering components. We have, however, been able to obtain adequate supplies of the components and raw materials necessary to produce our printers and we have not had any serious problems with our subcontractors. Because we rely on subcontractors, we cannot be sure that we will be able to maintain an adequate supply of components. Moreover, we cannot be sure that any of the components we purchase will satisfy our quality standards and be delivered on time. Our business could suffer if we fail to maintain our relationships with our subcontractors or fail to develop alternative sources for our printer components. Also, as our business grows, we will need to purchase greater quantities of components on a timely basis and any delay in supply could hurt our sales. We cannot guarantee that we will develop alternative sources of production for our products.

    THE MARKET FOR OUR PRINTERS AND OUR BUSINESS IS VERY COMPETITIVE. The printing equipment industry is extremely competitive and many of our competitors have greater management, financial, technical, manufacturing, marketing, sales, distribution and other resources than we do. We compete against several companies that market digital printing systems based on electrostatic, drop-on-demand inkjet, airbrush and other technologies. Some of our principal competitors in this market include Vutek, Scitex 3M Image Graphics and Raster Graphics Inc. Our ability to compete depends on factors both within and outside of our control, including the performance and acceptance of our current printers and any products we develop in the future. We also face competition from existing conventional wide-format and super-wide format printing methods, including hand painting, screen printing and offset printing. Our competitors could develop new products, with existing or new technology, that could be more competitive in our market than our printers. We can not assure you that we can compete effectively with any such products.

    WE FACE STRONG COMPETITION IN THE MARKET FOR PRINTING SUPPLIES. We also compete with independent manufacturers in the market for printer supplies. In 1998, 1999 and 2000, ink sales accounted for 23.6%, 23.13% and 20.0% of our total sales, respectively. We cannot guarantee that we will be able to remain the exclusive or even principal ink manufacturer for our printers. We also operate in the substrate business, which is also highly competitive and characterized by a large number of suppliers worldwide. We are developing substrates through subcontractors that we believe have a high added-value when used with our printers. In 1998, 1999 and 2000 substrate sales accounted for 2%, 12% and 10% of our total sales, respectively. We cannot assure you that we will be able to compete effectively or achieve significant revenues in the substrate business.

    WE DEPEND ON EREZ SHACHAR, OUR PRESIDENT AND CHIEF EXECUTIVE OFFICER SINCE 1997, AND OTHER KEY EMPLOYEES. Our success depends to a significant extent upon the contributions of key personnel and our senior executives, especially Erez Shachar, our President and Chief Executive Officer. Our business could seriously suffer if one or more of our key personnel or senior executives were to leave our company. In addition, we do not have, and do not contemplate getting, "key-man" life insurance for any of our key employees. Our future success will also depend in part on our continuing ability to retain our key personnel and senior executives and to attract other highly qualified employees. We cannot assure our continued success in attracting or retaining highly qualified personnel.

    WE RELY ON TRADE SECRETS, PATENTS AND PROPRIETARY RIGHTS. We rely on a combination of trade secrets, licenses, patents and non-disclosure and confidentiality agreements to establish and protect our proprietary rights in our products. We cannot guarantee that our existing patents or any future patents will not be challenged, invalidated, or circumvented, or that our competitors will not independently develop or patent technologies that are substantially equivalent or superior to our technology. We cannot be sure that we will receive further patent protection in Israel, the United States, or elsewhere, for existing or new products or applications. Even if we do secure further patent protection, we cannot guarantee it will be effective. Also, although we take precautionary measures to protect our trade secrets, we cannot guarantee that others will not acquire equivalent trade secrets or steal our exclusive technology. For example, in some countries, meaningful patent protection is not available. We are not aware of any infringement claims against us involving our proprietary rights. Third parties may assert infringement claims against us in the future, and the cost of responding to such assertions, regardless of their validity, could be significant. In addition, such claims could be found to be valid and result in large judgments against us. Even if such claims are not valid, the cost could be substantial to protect our patent rights.

    WE MAY BE SUBJECT TO ENVIRONMENTAL RELATED LIABILITIES DUE TO OUR USE OF HAZARDOUS MATERIALS SUCH AS METHYL ETHYL-KETONE SOLVENT. We mix the ink used in some of our printers with a methyl ethyl-ketone solvent. Methyl ethyl-ketone solvent is a hazardous substance and is subject to various government regulations relating to its transfer, handling, packaging, use and disposal. We store the ink at warehouses in Europe, the United States and Israel, and a shipping company ships it at our direction. We face potential responsibility for problems that may arise when we ship the ink to customers. We believe that we are in material compliance with all applicable environmental laws and regulations. If we fail to comply with these laws or an accident involving our ink waste or methyl ethyl-ketone solvent occurs then our business and financial results could be harmed.

    WE RELY ON GOVERNMENT GRANTS, TAX BENEFITS AND OTHER FUNDING FROM THIRD PARTIES. We have been favorably affected by certain Israeli and Belgian Government programs and tax legislation principally related to research and development and sales and marketing grants and capital investment incentives. Our operations could be adversely affected if these programs or tax benefits are reduced or eliminated and not replaced with equivalent programs or benefits, or if our ability to participate in these programs were significantly reduced. We cannot assure you that such programs and tax legislation will continue in the future or that the available benefits will not be reduced or that we will continue to meet the conditions to benefit from such programs and legislation.

    WE MUST COMPLY WITH CONDITIONS TO RECEIVE GRANTS AND TAX BENEFITS. To receive grants and tax benefits under Israeli law, we must comply with a number of conditions. If we fail to comply with these conditions, the grants and tax benefits that we receive could be partially or fully canceled and we would be forced to refund the amount of the canceled benefits received, in whole or in part, adjusted for inflation and interest. We believe that we have operated and will continue to operate in compliance with the required conditions, although we cannot be sure.

    POLITICAL INSTABILITY IN ISRAEL MAY DISRUPT OUR MOST IMPORTANT OPERATIONS AND OUR BUSINESS. Some of our facilities, operations and subcontractors are located in the State of Israel. Political and military conditions in Israel may affect our operations. A state of hostility has existed in Israel since it was established in 1948, varying in degree and intensity, between Israel and certain Arab countries. Although Israel has entered into agreements with some of these countries, the Palestine Liberation Organization and the Palestinian Authority, and the feuding parties have signed various declarations in hopes of resolving some of the hostilities, we cannot predict the future political situation in this volatile region. To date, Israel has not entered into a peace treaty with Lebanon or Syria, with whom Israel shares its northern borders, or with certain other Arab countries with whom a state of hostility exists. Any major hostilities involving Israel, the Palestinian Authority, or Arab countries in the Middle East could have a serious negative impact on our operations. All nonexempt male adult citizens of Israel, including some of our officers and employees, are obligated to perform military reserve duty and are subject to being called for active duty under emergency circumstances. We cannot predict the full impact of such conditions on us in the future, particularly if emergency circumstances occur. If many of our employees are called for active duty, our operations in Israel may be slowed and our business may be harmed.

    YOU MAY HAVE DIFFICULTY ENFORCING U.S. JUDGMENTS AGAINST US IN ISRAEL. We are organized under the laws of Israel and our headquarters are in Israel. Most of our officers and directors reside outside of the United States. Therefore, you may not be able to enforce any judgment obtained in the U.S. against us or any of such persons. You may not be able to enforce civil actions under U.S. securities laws if you file a lawsuit in Israel. However, we have been advised by our Israeli counsel that subject to certain limitations, Israeli courts may enforce a final judgment of a U.S. court for liquidated amounts in civil matters after a hearing in Israel. If a foreign judgment is enforced by an Israeli court, it will be payable in Israeli currency.

    OUR OPERATING RESULTS FLUCTUATE FROM PERIOD-TO-PERIOD. The results of our operations for any quarter are not necessarily indicative of results to be expected in future periods. Our operating results have in the past been, and will continue to be, subject to quarterly fluctuations as a result of factors such as the integration of people, operations and products from acquired businesses and/or technologies, increased competition in the printing equipment industry, the introduction and market acceptance of new technologies and standards, changes in general economic conditions and changes in economic conditions specific to our industry. Further, our revenues may vary significantly from quarter to quarter as a result of, among other factors, the timing of new product announcements and releases by our competitors and us. We do not typically have a material backlog of orders at the beginning of each quarter. We generally ship and record a significant portion of our revenues for orders placed within the same quarter, primarily in the last month of the quarter. We may not learn of shortfalls in sales until late in, or shortly after the end of, such fiscal period. As a result, our quarterly earnings may be subject to significant variations.

    OUR BUSINESS IS SUBJECT TO RISKS FROM INTERNATIONAL OPERATIONS. We conduct business globally. Accordingly, our future results could be materially adversely affected by a variety of uncontrollable and changing factors including, among others, foreign currency exchange rates; regulatory, political, or economic conditions in a specific country or region; trade protection measures and other regulatory requirements; business and government spending patterns; and natural disasters. Any or all of these factors could have a material adverse impact on our future international business.

    CURRENCY FLUCTUATIONS ARE A RISK WE FACE ON A DAILY BASIS. Because we generate revenues and expenses in various currencies, including the U.S. dollar, the NIS and certain European currencies, our financial results are subject to the effects of fluctuations of currency exchange rates. We cannot predict, however, when exchange or price controls or other restrictions on the conversion of foreign currencies could impact our business. Currency fluctuations could hurt our profitability.

    OUR STOCK PRICE MAY BE VOLATILE. Our ordinary shares have experienced substantial price volatility, particularly as a result of variations between our actual or anticipated financial results, the published expectations of analysts, and as a result of announcements by our competitors and us. In addition, the stock market has experienced extreme price and volume fluctuations that have affected the market price of many technology and manufacturing companies, in particular, and that have often been unrelated to the operating performance of these companies. These factors, as well as general economic and political conditions, may materially adversely affect the market price of our ordinary shares in the future. Additionally, volatility or a lack of positive performance in our stock price may adversely affect our ability to retain key employees, all of whom have been granted stock options.

ITEM 4:  INFORMATION ON NUR

HISTORY AND DEVELOPMENT OF NUR

    The company's legal and commercial name is NUR Macroprinters Ltd. The main office is located at 12 Abba Hilel Silver St., P.O. Box 1281, Lod 71111, Israel. The telephone number is (011) 972-8-914-5555. NUR's registered agent in the United States is CT Corporation System located at 1633 Broadway, New York, New York 10019.

    NUR was incorporated as an Israeli corporation on July 29, 1987 and our corporate governance is controlled by the Israeli Companies Law. Our ordinary shares have been traded on the Nasdaq National Market since October 1995 and are currently traded under the symbol "NURM." NUR is a leading supplier of wide format and super wide format digital printing systems worldwide.

    In September 1998, we purchased certain piezo drop-on-demand technology from Meital Technologies Ltd. We purchased Meital's technology for an aggregate amount of $3.0 million. The Meital acquisition resulted in the recognition by us of a one-time charge involving a write-off of technology assigned to research and development of $1.95 million in the third quarter of 1998. As part of the purchase price, NUR has paid to Meital $0.75 million to date and has future royalty obligations of up to $0.55 million which have been provided for. If the provision amount of $0.55 million is not paid, Meital has the option to buy back the technology in the aggregate amount of royalties paid by us. We intend to pay such amounts in 2001.

    In September 1999, we sold our 84% interest in M.NUR Marketing & Communications GmbH, (NUR Germany). This subsidiary engaged in the printing of super wide format digital graphics.

    In October 1999, we established NUR Pro Engineering Ltd., a joint venture in which we hold 50%. We manufacture and assemble the NUR Blueboard printers and NUR Fresco printers through NUR Pro Engineering.

    In July 2000, we acquired substantially all assets and assumed specified liabilities of Salsa Digital, Ltd. and related entities, previously one of our competitors in the digital printing market. Under the terms of our agreement, we acquired the assets for $30 million, which consisted of $20 million in cash and 666,667 ordinary shares valued at approximately $10 million, based upon the closing price of the ordinary shares on the Nasdaq National Market on May 15, 2000. In 1997, 1998 and 1999, the business we acquired from Salsa Digital had revenues of $13 million, $25 million and $33 million, respectively, compared with our revenues during the same periods of $22 million, $36 million and $61 million.

    In December 2000, we relocated our main facilities in Israel to a high-tech industrial zone in Lod, Israel to a building consisting of approximately 50,000 square feet. We use this facility as our headquarters and for research and development. We have invested a total of approximately $2 million in building out these facilities. The initial five-year lease of the Lod facility, which commenced November 20, 2000, provides for monthly rent of approximately $63,000. The lease agreement grants NUR an option to continue the lease term for two consecutive periods of 2.5 years.

    In April 2001, NUR announced and commenced implementation of a restructuring plan, in order to align its cost structure to more conservative growth rates. The restructuring actions are primarily related to the reorganization of operating activities, such as the centralization of certain manufacturing operations, the relocation of activities, a reduction in workforce and a reduction in other administrative costs. The restructuring costs accrued for in the first quarter of 2001 were $2,500,000. In addition, NUR incurred one-time inventory write-offs of approximately $4 million. NUR associates the inventory write-offs with more efficient product rationalization.

    For a historical view of our financing activities, including capital expenditures and divestitures, please refer to "ITEM 5: Operating and Financial Review and Prospects."

BUSINESS OVERVIEW

    NUR Macroprinters Ltd. is a leading supplier of wide format and super wide format digital printing systems worldwide. We develop, manufacture, sell and service digital color printers for the printing of large images such as billboards, posters and banners, point of purchase displays, exhibition and trade show displays as well as decorations and backdrops for construction scaffolding covers, showrooms, television and film studios, museums and exhibits. We also supply our customers with inks and solvents for use with our printers and print substrates for use with all brands of wide and super wide format digital printers.

    In July 2000, we purchased substantially all of the assets and assumed certain liabilities of Salsa Digital, Ltd. and related entities, previously one of our competitors in the digital printing market. As part of this asset purchase transaction, we acquired the rights to manufacture and sell their line of printers--the NUR Salsa-TM- printers. These printers complement the NUR line of products by offering a full range of entry level printers.

    The newly integrated company consists of three research and development centers, including facilities for research and development of printing equipment in Lod, Israel and San Antonio, TX (USA), and a facility for the development of inks in Charleroi, Belgium. We have worldwide marketing, sales and service subsidiaries in Europe, North America, Brazil and the Asia Pacific regions.

    Our super wide products are headed by the NUR Blueboard-TM- family of super wide format printers. The NUR Blueboard-TM- printer, a second generation of super wide format printers, was introduced by NUR in early 1997. The Blueboard printer can print on substrates of variable widths from 0.9 to 5.0 meters (approximately 3 to 16.4 feet). The Blueboard printer is based on continuous inkjet digital printing technology and is designed for high throughput, high print quality, reliability and ease of use.

    In April 1998, we introduced a faster version of the Blueboard printer, the Blueboard 2-TM-, in response to demand from its customers for increased productivity. In February 1999, we introduced the Blueboard HiQ-TM-, which produces higher quality prints with higher resolution than the Blueboard and the Blueboard 2 printers. In April 2000, we introduced the latest version of the Blueboard printers,--the NUR Blueboard HIQ+-TM-. The NUR Blueboard HIQ+ offers two optional packages for multiple roll printing or double-sided printing for outdoor backlight applications and a digital calibration system providing for ease of use. The NUR Salsa 5000-TM- is also a cost-effective super wide digital printer. The NUR Salsa 5000 offers production flexibility by allowing for both super wide print jobs (up to 5 meters or approximately 16 feet) and wide format jobs. Its piezo drop-on-demand technology provides the photorealistic printing quality needed for both super wide and wide jobs that require up-close viewing.

    Our wide format printers are headed by the NUR Fresco-TM- printer, which was commercially released in February 2000. The NUR Fresco is a new printing system, targeted at the wide format screen printing environment and capable of printing on substrates of variable widths up to 1.83 meters (approximately 6 feet). The NUR Fresco is the first of our printers to use drop-on-demand technology involving the intermittent firing of ink drops when needed on the substrate while the printing head travels across the substrate. We also offer NUR Salsa wide format printers. The NUR Salsa wide format digital printers include the NUR Salsa line of 32-head, piezo technology digital printing systems. These systems are capable of printing on variable widths from 1.5 to 3.2 meters (approximately 5 to 10 feet).

    The NUR Blueboard printers, the NUR Fresco and the NUR Salsa printers are sometimes referred to collectively herein as the "Company's Printers."

    We also sell specialized inks and substrates for use with the Company's Printers. The inks sold by NUR to our customers for use with the NUR Blueboard, NUR Fresco and NUR Salsa printers are resistant to water and ultraviolet rays and are well suited for indoor and outdoor use without lamination. The substrates we sell to our customers are also suitable for indoor and outdoor use and are made of vinyl, PVC and various textiles.

    We sell our printers and related products primarily to commercial printers, design and service firms, screen printers, outdoor media companies and trade shops. The Company's Printers are installed in more than 600 sites throughout Europe, North and South America, Africa and Asia.

INDUSTRY BACKGROUND

    The market for printed applications requiring wide format and super wide format printing has expanded during the last few years. Wide format and super wide format printing applications include billboards, posters and banners; special event and trade show displays; point of purchase displays; fleet graphics; decorations and backdrops. For example, the retail, automotive, restaurant, travel and gasoline industries use outdoor advertising to promote their products in numerous locations including roadside billboards and posters displayed on streets and buildings, as well as the outside of buses, vans, trucks and trains, so-called vehicular graphics. Wide format and super wide format prints can also be found in theaters as stage decorations, in museums and exhibitions as backdrops or displays and on construction sites as building site coverings. Prior to the introduction of digital printing systems, wide format and super wide format short-run prints were produced either by hand painting, which is relatively slow and expensive, and produces lesser quality images, or by screen or offset printing, both of which are relatively expensive and time consuming processes.

    With the cost of digital printing expected to decrease and the ability of digital technology expected to produce shorter runs more economically, we believe that the use of wide format and super wide format prints, such as those produced by the Company's Printers, should grow, and that the portion of the market serviced by digital printing will continue to increase. The ability to produce wide format and super wide format images digitally has also opened new media opportunities for advertisers, such as mural printing, carpet printing and new forms of fleet graphics printing. The growth in demand for wide format and super wide format digital printers is fueled by both the replacement of conventional print methods and the development of new printing applications.

    TRADITIONAL WIDE FORMAT AND SUPER WIDE FORMAT PRINTING METHODS

    Conventional methods of wide format and super wide format printing have included hand painting, screen printing and offset printing. Generally, producing wide format and super wide format color prints by traditional methods in relatively short runs from a few copies to a few hundred copies, depending on the application, has either been relatively slow and expensive or of limited quality. Because of the inherent limitations of the traditional wide format and super wide format printing methods, quality wide format and super wide format prints produced by these methods are generally limited to long runs of identical prints, designed and prepared well in advance or, in the case of hand painting, to single print applications. As a result, traditional methods of producing wide format and super wide format prints have not provided timely and economic solutions for the needs of the short run printing market.

    HAND PAINTING. Hand painting involves either the projection of an image onto a substrate, which is then drawn onto the substrate and subsequently painted by hand, or the spraying of paint onto material covered by a template that has been cut to the desired shape. The process of hand painting is an alternative mainly in developing countries where labor costs are significantly lower and where the significantly lower image quality is tolerated by the local market.

    SCREEN PRINTING. The screen printing process is distinguished by its ability to print finely detailed images on practically any surface, including paper, plastics, metals and three-dimensional surfaces. However, the process requires significant set-up time and materials cost before the image can be sent to press. This cost constrains the minimum number of copies the screen printer can produce economically. As screen-printing is a highly labor-intensive process; it is best suited for run lengths between 20 to 400 copies. Hence, this market is a clear target in which we believe our digital printers can be highly competitive.

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

    WIDE FORMAT AND SUPER WIDE FORMAT DIGITAL PRINTING

    The introduction of digital printing is aiding in the transformation of the wide format and super wide format printing industry by lowering setup costs, shortening turnaround time and reducing labor requirements. We believe that the availability of wide format and super wide format digital printing should lead to an increase in demand for limited runs for customized and localized advertising campaigns. In addition, we believe that single use applications, such as the use of banners, displays and backdrops for trade shows, theme parks, entertainment and special events, should become more popular. We believe that the market for wide format and super wide format printing should increase as current applications gain market acceptance and as new applications are developed.

    Digital printing involves the production of hard-copy images and text from digital data that is either generated on a computer at the printing site or originated by a customer on the customer's computer system. The digital data is then transferred directly from an electronic pre-press or desktop publishing system to the digital printer. There are currently several digital printing technologies available, including electrostatic, airbrush, drop-on-demand, thermal transfer and continuous inkjet printing.

    ELECTROSTATIC PRINTING. Electrostatic printing is a non-impact printing technique that employs an array of metal styli, selectively pulsed to a high potential to generate a charged latent image on dielectric-coated paper, which is then toned to develop the latent image into a visible image. The achievable printing resolution is up to 400 dots per square inch. The main drawback of the technology is the need for special and expensive substrates and toners. This requirement inflates the cost of consumables considerably.

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

    PIEZO CONTINUOUS INKJET PRINTING. Continuous inkjet printing technology involves the continuous flow of electrically conductive ink within a closed loop that is deflected to a specific location on a sheet of paper or other medium. The ink is separated into uniform micro-drops and the micro-drops are electronically directed to be printed onto a selected area of the medium. Continuous inkjet printing technology allows for high speed printing and produces images with good resolutions sufficient for viewing from distances of beyond five feet. Continuous inkjet printers also produce multiple copies with consistent color quality, unlike airbrush printers. The cost of equipment using continuous inkjet printing technology is relatively high in comparison to printers using electrostatic technology. However, the cost of the output produced with continuous inkjet printers is lower than that of electrostatic printers. Although the printer and printing costs of continuous inkjet printing and airbrush technology are comparable, continuous inkjet printers produce higher quality prints at higher speeds and with more consistent color. NUR's Blueboard printers all use piezo continuous inkjet printing technology.

    PIEZO DROP-ON-DEMAND INKJET PRINTING. Drop-on-demand technology involves the intermittent firing of ink drops when needed on the substrate. It provides high resolution and enables use of a variety of inks, for home, office and industrial use. In September 1998, we acquired from Meital Technologies Ltd. all rights (including all related assets) to Meital's piezo drop-on-demand inkjet technologies for application in wide format digital printers. To address the needs of the wide format market for higher resolution images for use with shorter viewing distances, we utilize drop-on-demand technology in the NUR Fresco printer.

    While drop-on-demand is still a relatively new and evolving technology, continuous inkjet printing is a well-established and reliable technology. Drop-on-demand technology was primarily developed for office use and is characterized by a relatively higher resolution and a selected range of substrates while continuous inkjet printing technology was developed mainly for use in industrial applications and therefore, shows a more uniform and stable color output, including the ability to print on a wide selection of substrates.

    We believe that our NUR Blueboard printers are currently the only commercially available super wide format digital printers using piezo continuous inkjet technology. Although not the only drop-on-demand printer available for the wide format market, we believe that the NUR Fresco's productivity makes it particularly attractive to screen printers. Our NUR Salsa printers complement our product line by offering a full-range of printers at entry level prices. We believe that the Company's Printers have been designed and engineered to fit the overall needs of their respective wide format and super wide format printing markets.

    NUR's strategy is to:

    - strengthen our position as a world leader in the wide format and super wide format digital printing markets by supplying the most productive and cost-effective wide format and super wide format digital printers and totally digitally-based printing solutions for the out-of-home advertising market;

    - replace a significant portion of existing large format screen printers with our large format digital inkjet printers;

    - be our customers' vendor of choice for all of their ink and substrate needs;

    - enable our customers to develop new ways to profit from our printing systems; and

    - provide our customers with highly responsive and capable support, service and supplies.

PRODUCTS

    NUR's revenues are derived primarily from the sale and service of the Company's Printers and the sale of consumables used with the Company's Printers. The consumables consist primarily of ink and substrates. See "ITEM 5: Operating and Financial Review and Prospects--Geographic Breakdown of Revenues" for more information on the breakdown of revenues by category of activity and into geographic markets.

    PRINTERS

    SUPER WIDE FORMAT DIGITAL PRINTERS

    Since the beginning of 1997, NUR has been marketing and selling the NUR Blueboard printer, a second-generation super wide format printer that is capable of producing prints of up to 5 meters in width with practically no limit on the length of the print. The NUR Blueboard is designed for high throughput, high print quality, reliability and ease of use. When wider widths of prints are required, the NUR Blueboard printer, as is the case with the other Company's Printers, creates a print layout in sections that, when seamed and placed together, create a continuous image due to the NUR Blueboard printer's high level of color consistency and accuracy.

    In April 1998, we introduced a faster version of the NUR Blueboard printer, the NUR Blueboard 2 printer, in response to demand in the super wide format printing industry for increased productivity. In February 1999, we introduced the NUR Blueboard HiQ as part of the NUR Blueboard family of products, with ever higher print quality and higher resolution than the existing NUR Blueboard printers. In April 2000, we introduced the latest of the NUR Blueboard printers--the NUR Blueboard HIQ+. The NUR Blueboard HIQ+ offers a digital calibration system that provides ease of use and two optional packages for multiple roll printing or double-sided printing for outdoor backlight applications. The NUR Blueboard HiQ and HIQ+ are available both as an upgrade to existing NUR Blueboard printers and as new products delivered from the manufacturer.

    The NUR Blueboard printers are all based on piezo continuous inkjet technology, which is particular suitable for the super wide format market due to our outdoor durable inks, color consistency, high reliability and adaptability for use with a variety of substrate materials including vinyl, carpet, canvas, tarpaulin and mesh. The NUR Blueboard printers accept a wide variety of rolled substrates, differing in types and sizes, with a new design feeding mechanism that allows for ease of loading and unloading of substrate rolls weighing 330 pounds or more. The NUR Blueboard printers are unique in that they are able to print at their respective top speeds (up to 320 square feet per hour for the NUR Blueboard and up to 650 square feet per hour for the NUR Blueboard 2, and the NUR Blueboard HiQ and HiQ+) while printing at their respective highest visual resolutions (70 dots per square inch for the NUR Blueboard and NUR Blueboard 2 and 150 dots per square inch for the NUR Blueboard HiQ and HiQ+). They print directly from digital data, using no printing plates. The NUR Blueboard printers' software accepts many popular types of image formats and images with various resolutions and converts them automatically for printing. In addition, the NUR Blueboard printers' software can be connected to any communication configuration supported by the operating system, which enables smooth integration of the printers in the pre-press environment for higher productivity. The NUR Blueboard printers' operating software is based on Microsoft Corporation's Windows NT multitasking operating system which enables printing while preparing the next job for print. The software has sophisticated color correction tables that enable the printers to match color output according to substrate characteristics.

    The NUR Blueboard printers are marketed primarily to commercial printers, design and service firms, screen printers, outdoor media companies and trade shops for shorter run, wide format and super wide format printing. Our NUR Blueboard printers reproduce images with visual resolutions of 70-150 dots per square inch, which allows for superior viewing from distances of 5-10 feet or more, depending on the image file resolution. The NUR Blueboard printers are capable of producing millions of distinctive colors. Thanks to the constant ink monitoring and control built into its continuous inkjet printing technology, the NUR Blueboard printers achieve a high level of color consistency for copies printed at different times and under different environmental conditions in the shop. Generally, depending upon the required print resolution, the NUR Blueboard printer operates at speeds of up to 320 square feet per hour. The NUR Blueboard 2, the NUR Blueboard HiQ and the NUR Blueboard HIQ+ operate at speeds of up to 650 square feet per hour.

    The NUR Salsa 5000 is a cost-effective super wide digital printer. NUR Salsa 5000 offers production flexibility by allowing for both super wide print jobs (up to 5 meters or approximately 16 feet wide) and wide format jobs. Its piezo drop-on-demand technology provides the photorealistic printing quality needed for both super wide and wide jobs that require up-close viewing. We believe the NUR Salsa 5000 complements our product line, by offering a cost-effective super wide format, photo realistic digital printer at entry level prices.

    WIDE FORMAT DIGITAL PRINTERS

    Our NUR Fresco 1800 printer, commercially released in February 2000, was first introduced in February 1999. In August 1999, we began an extensive beta testing program with the NUR Fresco 1800 printer, which included installation in beta sites throughout the world and testing the machine in real time environment.

    The NUR Fresco printer is a digital production press specifically aimed at the wide format market. Offering throughput of up to 900 square feet per hour, we believe that the NUR Fresco printer offers a digital alternative to screen printing for short to medium length prints, eliminating the high set up cost associated with films and screen preparation costs which are the basis of screen printing. With emphasis on ease of use and operational flexibility, the NUR Fresco printer is designed to fit any workflow, whether of a digital printing or of screen printing. The NUR Fresco printer produces full color images from up to
1.8 meters (or approximately 6 feet) wide with virtually no length limitations on a wide variety of substrates at a resolution of up to 360 dots per square inch.

    The NUR Fresco printer is suitable for a wide range of applications such as point of purchase displays, indoor and outdoor banners, bus shelters, fleet graphics displays, shopping mall displays and more. Operating both in roll to roll and roll to sheet modes, the NUR Fresco printer offers operational flexibility to choose the handling method suitable for each job. The NUR Fresco's small foot print is made possible due to a built-in drying system that produces a fully dry and ready to use print, in any print speed. The built-in drying system is based on state-of-the-art control mechanism. The NUR Fresco printer accepts most popular graphics file format, offering full integration to the already existing processes of the printing business. The NUR Fresco printer is designed for ease of use and can be run by one operator.

    The Fresco media program is developed by NUR in tandem with leading substrate manufacturers in the market to offer NUR Fresco users variety of media choice suitable for all types of applications range and price range. By developing this open media system NUR Fresco printer offers low operating costs without binding the user to a specific provider of expensive consumables.

    We believe the NUR Fresco printer complements the our product line by expanding the Company's Printers coverage into a more complete and full range of indoor and outdoor wide format and super wide format application graphics.

    The NUR Salsa wide format printers include the NUR Salsa line of 32-head, piezo technology digital printing systems. Various NUR Salsa models print up to eight colors at up to 600 dots per square inch, in print widths of 5 feet, 8 feet and 10 feet, offering production, enhanced photo realistic and photo high quality modes of operation. With speeds up to 40 square meters (or approximately 410 square feet) per hour for commercial output, the NUR Salsa series makes both one-offs and short-run jobs profitable. This series of printers uses low-cost consumables and prints on a wide selection of substrates, ensuring low operating costs. We believe the NUR Salsa series complements our product line, by offering a full a range of cost-effective wide format, photo realistic digital printers at entry level prices.

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

    The Company's Printers can significantly reduce the setup costs associated with each print job, the skill level of the personnel required and the number of skilled personnel required as compared to traditional methods of wide format and super wide format printing. These advantages make wide format and super wide format short-run color printing significantly more economical than conventional printing methods. Additionally, the relatively quick turnaround for the printed product enables the Company's Printers to produce more output in a given period, thereby lowering the costs of labor per print.

    Unlike hand painting, screen or offset printing, the layout can be viewed through the pre-press workstation prior to printing, permitting last minute fine-tuning. By running a single copy of the print, corrections of text, enhancements of images, and additions of color can all be accomplished with minimal time, effort and cost. Additionally, since the format can readily be changed, the Company's Printers allow the end-user to make each print in the run different, with little time, effort, or additional cost. For example, if so desired, different languages, graphics and text can be added to each print in a run.

    During the years ended December 31, 1998, 1999 and 2000, sales of the Company's Printers accounted for approximately 52%, 55% and 65%, respectively, of NUR's total consolidated sales. Sales of spare parts used in the Company's Printers accounted for approximately 4.6%, 2.4% and 2.3% of total sales in the years ended December 31, 1998, 1999 and 2000, respectively. Currently, the retail prices of the Company's Printers generally range from $169,000 to $499,000 per machine.

    CONSUMABLES

    NUR sells consumables (inks and printing substrates) primarily to the users of the Company's Printers.

    INKS

    The NUR Blueboard printers use specialized solvent-based pigmented ink designed for the needs of the super wide format market. The ink is resistant to water and ultraviolet rays, making it fairly durable and thus well suited for outdoor conditions. The Company's Printers, through the utilization of the ink, can print on almost an unlimited variety of substrates, including numerous types of paper, vinyl, cloth, textiles, mesh and metals. The ink enables the output of the Company's Printers to be used both for indoor and outdoor advertising. During the years ended December 31, 1998, 1999 and 2000, sales of the ink accounted for approximately 23.6%, 23.1% and 20.0%, respectively, of NUR's total sales.

    This ink used by the Blueboard printers, was developed with our participation by Imaje S.A., a French ink manufacturer, specifically for use in the Company's Printers. We have an exclusive distribution and manufacturing agreement with Imaje for the use of the ink in the super wide format printers. We have an exclusive distribution agreement for the ink with Imaje. The agreement between NUR and Imaje calls for mutual exclusivity to be kept for as long as both parties abide by the agreement.

    The NUR Fresco printers and NUR Salsa series use specialized solvent-based pigmented ink designed for the needs of the wide format market and suited for drop-on-demand technology printers. It also is highly resistant to water and UV and imparts more vibrant colors in the images printed using the NUR Fresco or NUR Salsa printers.

    Inks for the NUR Fresco printers are manufactured by Stillachem, a wholly owned subsidiary of NUR, and are sold to the customers by our sale, marketing and service subsidiaries. Stillachem focuses on the development and manufacture of specialized inks for drop-on-demand digital printing systems and inks for other digital printers, including clear-coat varnishes for wide format and super wide format printers. In August 1999, shortly after its incorporation, Stillachem acquired from Techno-Ink Manufacturing Pty. Ltd., a South African based company involved in the manufacture of digital production inks, certain know-how and equipment required for the manufacture of digital inks and ink related products.

    Inks for the NUR Salsa printers are developed and manufactured by our wholly owned subsidiary Salsa Digital Printers in San Antonio, TX (USA) and are sold to customers by our sales, marketing and service subsidiaries.

    SUBSTRATES

    As of June 1998, NUR also began supplying, through our wholly owned subsidiary in Belgium, NUR Media Solutions, specialized substrates designed to work with the Company's Printers and our ink. NUR sells substrates under the NUR brand name that are manufactured by several different suppliers for us. The substrates are made of vinyl, PVC, paper and mesh and are suited for indoor and outdoor use. The substrates are distributed worldwide by our sales and service subsidiaries. All NUR-branded materials are manufactured exclusively for NUR Media Solutions.

    NUR Media Solutions, with other leading manufacturers, introduced the Fresco media program, which offers users of the NUR Fresco specially endorsed substrates. These are tested to work with the NUR Fresco and the NUR Fresco ink for a total printing solution that provides a high quality performance, reliability and durability

SALES AND MARKETING

    We distribute and sell our products through the following wholly owned subsidiaries: NUR Europe (including the Middle East & Africa division), NUR America, NUR Asia Pacific, NUR Shanghai, NUR DO Brazil Ltda. and Signtech Japan.

    In July 2000, we purchased substantially all of the assets and specified liabilities of Salsa Digital, Ltd. and related entities, previously one of our competitors in the digital printing market. We have fully integrated the former Salsa Digital sales and marketing force into our own existing and recently formed marketing, sales and service subsidiaries in Europe, North America, Brazil and the Asia Pacific regions. Our marketing activities include participating in relevant tradeshows worldwide, advertising in trade publications, marketing directly to a target base, as well as publishing our own newsletters, participating in services and industry forums and maintaining an internet site.

    Through NUR Media Solutions, we are working to develop and market a wide range of advanced consumables for our wide format and super wide format printers. Included in such consumables are our specialized substrates, which are designed to work with our existing range of printers and inks. These consumables are distributed worldwide by our sales and service organizations.

    The Israeli Government, through the Fund for the Encouragement of Marketing Activities of the Ministry of Industry and Trade, awards participation grants for marketing expenses incurred overseas. In 1998, 1999 and 2000, we received $0.11 million, $0.13 million and $0.14 million, respectively, for the promotion of our exportation of our printers. NUR is obligated to pay a royalty of 3-4% of the export added value to the Marketing Fund until 100% of the grants have been repaid. The value of the grants received (including grants received in previous years) are linked to the U.S. dollar. As of December 31, 2000, we had made royalty payments in respect of such grants to the Marketing Fund totaling approximately $0.18 million.

PRODUCTION AND SOURCES OF SUPPLY

    Until September 1999, NUR manufactured and assembled the NUR Blueboard printers through a subcontractor. As of October 1999, NUR began manufacturing and assembling the NUR Blueboard printers through NUR Pro Engineering, a 50% owned affiliate of NUR. The NUR Fresco printer is also manufactured through NUR Pro Engineering. Full system integration and acceptance and quality control testing of the printers are conducted by us at an NUR Pro Engineering facility located near our operations in Israel. Product quality control tests and inspections are performed at various steps throughout the manufacturing process, and each product is subjected to a final test prior to delivery.

    We believe that, to meet increases in sales, we can expand NUR Pro Engineering's production capabilities or engage subcontractors to carry out certain of the manufacturing or the assembly of our printers. NUR supplies NUR Pro Engineering with the inkjet heads used in the NUR Blueboard printers, which we acquire from Imaje, the sole manufacturer and supplier of these components. With the NUR Fresco printer, most of the components are available from several sources; however, the drop-on-demand inkjet printheads used in the NUR Fresco printer, are currently purchased exclusively from Modular Ink Technology, a Swedish company. We have contracted with Modular Ink Technology to ensure the supply of printheads, though this company is our sole supplier. The NUR Salsa line of printers is assembled by our wholly owned subsidiary Salsa Digital Printers. Frames for the NUR Salsa printers are manufactured, primarily, by an unaffiliated subcontractor, Acradigital Corp., and the inkjet printheads for the NUR Salsa are purchased exclusively from Modular Ink Technology.

    To date, we have been able to obtain adequate supplies of the components and raw materials necessary to produce our printers and have not had any serious problems with our subcontractors. As our business grows, however, we will need to purchase greater quantities of components on a timely basis. Any delay in supply could ultimately hurt our business.

    As of June 1998, NUR also began supplying, through our wholly owned subsidiary in Belgium, NUR Media Solutions, specialized substrates designed to work with the Company's Printers and our ink. NUR sells substrates under the NUR brand name that are manufactured by several different suppliers for us. The substrates are made of vinyl, PVC, paper and mesh and are suited for indoor and outdoor use. To date, we have not experienced any material supply problems with the substrates.

SERVICE AND SUPPORT

    Installation, post sale support and warranty services of our products, are provided by NUR America, NUR Europe, (including the Middle East & Africa division), NUR Asia Pacific, NUR Shanghai, NUR DO Brazil Ltda. and Signtech Japan. In most cases, our warranty to our direct customers and distributors covers defects in the Company's Printers for a period of six months after installation. And, in most cases, NUR has a parallel warranty from our subcontractors or from their suppliers with respect to most of the components covered by our warranty. NUR is also committed to maintaining sufficient spare parts and materials necessary for the operation of the Company's Printers for a period of five years after the manufacturing date of the last NUR printer.

RESEARCH AND DEVELOPMENT

    NUR's research and development efforts, which currently engage approximately 80 employees, are focused on developing new products and technologies, enhancing the quality and performance relative to price of our existing products, reducing manufacturing costs, upgrading and expanding our product line through the development of additional features and improving functionality in response to market demand.

    We have three research and development facilities, including a facility located at our headquarters in Lod, Israel, a facility located in San Antonio, TX (USA) and another smaller facility in Charleroi, Belgium.

    Total research and development expenses, before royalty bearing grants, were approximately $5.03 million, $5.53 million and $15 million in the years ended December 31, 1998, 1999 and 2000, respectively. In the year ended December 31, 1998, $1.95 million of these expenses were related to the acquisition of technology from Meital Technologies Ltd., resulting in a one-time write-off of technology assigned to research and development. In the year ended December 31, 2000, $4.3 million of these expenses were due to a one-time write-off of in-process research and development related to the Salsa Digital asset purchase transaction.

    Research and development expenditures are composed principally of salaries for employees, the hiring of subcontractors, capital investment in infrastructure for software and electronic designs and prototype material costs. Initially, NUR relied on outside research and development. We began our own research and development operations in early 1994. NUR Europe, one of our subsidiaries, received a grant from local authorities in Belgium for reimbursement of up to 70% of its total research and development investment, which it carries out in Belgium, up to approximately $1 million. NUR Media Solutions markets and sells the products developed under the grant, and reimburses the Belgium authorities at a rate of 3%-6% of the revenue generated from the sale of the products. NUR Media Solutions has established a research and development center in Belgium dedicated to the research and development of print substrates and inks for use with the Company's Printers. Between May 1999 and April 2000, NUR Media Solutions received a grant from the Belgium authorities for reimbursement of up to 50% of its total research and development investment, which it carries out in Belgium, up to approximately $0.3 million. NUR Media Solutions will reimburse the grant, as of January 2001 at a rate of 6% of the revenue generated from the products developed under the grant. As of December 31, 2000, the maximum royalty obligation of NUR and NUR Media Solutions is in the amount of $0.95 million.

    In September 1998, we purchased certain piezo drop-on-demand technology from Meital Technologies Ltd. We purchased Meital's technology for an aggregate amount of $3.0 million. The Meital acquisition resulted in the recognition by us of a one-time charge involving a write-off of technology assigned to research and development of $1.95 million in the third quarter of 1998. As part of the purchase price, NUR has paid to Meital $0.75 million to date and has future royalty obligations of up to $0.55 million which have been provided for. If the provision amount of $0.55 million is not paid, Meital has to option to buy back the technology in the aggregate amount of royalties paid by us. We intend to pay such amounts in 2001.

    In July 2000, we purchased all of the assets and assumed specified liabilities of Salsa Digital, Ltd. and related entities, previously one of our competitors in the digital printing market. The Salsa Digital asset purchase transaction resulted in the recognition by us of a one-time write-off of $4.3 million assigned to in-process research and development.

    In the past, NUR has received grants from the Government of Israel, through the Office of the Chief Scientist, for the development of our systems and products, including the Outboard printer. NUR received approximately
$0.04 million, $0.82 million, $0.74 million and $0.26 million in research and development grants from the Office of the Chief Scientist in the years ended December 31, 1997, 1998, 1999 and 2000, respectively. The Office of the Chief Scientist awards grants of up to 50% (and in certain circumstances up to 66%) of a project's approved expenditures in return for royalties. Under the terms of funding, royalties are payable generally at a rate of 2% to 3% on sales of products developed from the funded project and ending when 100% to 150% of the dollar value of the grant is repaid. No payments of royalties for such grant were made to the Office of the Chief Scientist in the years ended December 31, 1997 through 2000. As of December 31, 2000, we had a contingent liability to pay $0.4 million in future royalty payments. NUR expects to make royalty payments to the Office of the Chief Scientist on sales of the NUR Fresco printers. The terms of the grants prohibit the manufacture of products developed with government grants to be performed outside of Israel or the transfer out of Israel of the technology developed pursuant to these grants without the prior consent of the Office of the Chief Scientist. These restrictions do not bar exports from Israel of products developed with such technologies. In addition, the know-how from the research and development that is used to produce the product may not be transferred to third parties or out of Israel without the approval of the Office of the Chief Scientist.

COMPETITION

    The principal competitive factors affecting NUR's sales of our products are their performance relative to price, productivity and throughput, product features and technology, quality, reliability, cost of operation and consumables, the quality and costs of training, support and service as well as the flexibility of adapting to customers' applications of the products. Other competitive factors include the ability to provide access to product financing, NUR's reputation and customer confidence in NUR to continually develop new products and product accessories that will help them maintain and grow their business.

    Our main competitors in the super wide format arena are Vutek, Signtech and Scitex. All three companies have introduced products that directly compete with the NUR Blueboard printers. In the wide format market, the main competitors are Scitex, through its subsidiary, Scitex Wide Format Printing Ltd., formerly Idanit Technologies Ltd., 3M Image Graphics, Vutek and Raster Graphics Inc. These companies have introduced products that compete with the NUR Fresco printer.

    The printing industry is large, and many of our competitors possess greater management, financial, technical, manufacturing, marketing, sales, distribution and other resources than those of NUR. As a result, there can be no assurance that competitors will not develop and market products utilizing new technology that are competitive in price and performance with the Company's Printers, and there can be no assurance that we can compete effectively with such products.

TRADE SECRETS, PATENTS AND PROPRIETARY RIGHTS

    We currently rely on a combination of trade secrets, licenses and patents, together with non-disclosure and confidentiality agreements, to establish and protect our proprietary rights in our products. No assurance can be given that NUR's existing patents or any future patents by NUR will not be challenged, invalidated, or circumvented, or that our competitors will not independently develop or patent technologies that are substantially equivalent or superior to our technology. There can be no assurance that further patent protection will be obtained in Israel, the United States, or elsewhere, for existing or new products or applications, or that such further protection, if obtained, will be effective. In some countries, meaningful patent protection is not available. We are not aware of any material claim that our products infringe upon the proprietary rights of third parties. However, there can be no assurance that third parties will not assert infringement claims against NUR in the future, and the cost of responding to such assertions, regardless of their validity, could be significant. In addition, such claims may be found to be valid and could result in awards against NUR, which could have a material effect on our business. As a result, the cost to NUR of protecting our patent rights could be substantial. We believe that our success is less dependent upon the legal protection afforded by patent and other proprietary rights than on the knowledge, ability, experience and technological expertise of our employees and our key suppliers. It is NUR's policy to have employees sign confidentiality agreements, to have selected parties, including key suppliers, subcontractors and distributors, sign non-competition agreements, and to have third parties sign non-disclosure agreements. Although the NUR takes precautionary measures to maintain our trade secrets, no assurance can be given that others will not acquire equivalent trade secrets or otherwise gain access to or disclose NUR's proprietary technology, or that we can meaningfully protect our rights to such proprietary technology not subject to patent protection.

EMPLOYEES AND LABOR RELATIONS

    As of December 31, 2000, we employed 528 persons worldwide, about fifteen percent of which work in research and development. Approximately one-fifth of these employees are employed by NUR in Israel and the remainder are employed by our subsidiaries worldwide. All of the NUR's employees who have access to confidential information are required to sign a non-disclosure agreement covering all of our confidential information that they might possess or to which they might have access.

    We believe our labor relations are satisfactory. We have never experienced a strike or work stoppage. We believe our future success will depend, in part, on our ability to continue to attract, retain, motivate and develop highly qualified technical, marketing and sales as well as management personnel.

    Israeli law generally requires severance pay equal to one month's salary for each year of employment upon the termination of employment. NUR's liability for future severance pay obligations is fully provided for by payments equal to 8.33% of an employee's salary each month made to various managers' insurance policies and by accrual. The employees of NUR are usually provided with an additional contribution toward their retirement that amounts to 10% of wages, of which the employee and the employer each contributes half. Furthermore, Israeli employees and employers are required to pay predetermined sums to the National Insurance Institute, which is similar to the United States Social Security Administration, and additional sums towards compulsory health insurance.

INSURANCE

    We believe that the insurance coverage for our business is in accordance with industry standards and is adequate and appropriate in light of our businesses and the risks to which they are subject.

LEGAL PROCEEDINGS

    In December 1999, Poalim Capital Markets Ltd., an Israeli company engaged in the business of mediation and assistance in securities transactions, filed suit in the District Court of Tel Aviv, Israel, against NUR and Isal Amlat Investments (1993) Ltd. Poalim Capital Markets claimed that NUR, in executing a private placement agreement with Isal Amlat Investments (1993) Ltd. and Dovrat & Co. Ltd. in September 1999, breached an agency agreement with Poalim Capital Markets. Poalim Capital Markets seeks enforcement and monetary relief up to approximately $0.33 million. NUR believes that the claims are without merit and is defending itself vigorously against the action.

    In September 2000, Abudi Signage Industry Ltd., an Israeli Company, and Abudi Printing Technology Ltd., a wholly owned subsidiary of Abudi Signage Industry Ltd. (collectively, the "Abudi Parties"), filed suit in the District Court of Tel Aviv, Israel, against Meital Technologies Ltd., Mr. Kobi Markovitz (the major shareholder of Meital), who is currently a consultant to NUR in the field of technologies development, NUR and Erez Shachar, our President and Chief Executive Officer. The Abudi Parties claim that Meital, in selling its peizo drop-on demand technology to NUR breached agreements between the Abudi Parties and Meital pursuant to which: (i) Meital was to develop, manufacture and sell to the Abudi Parties an upgrade for Abudi's Vutek airbrush digital printers and Abudi was to receive the exclusive right to market, distribute and sell these upgrades, and (ii) Abudi was provided an option to purchase up to 20% of Meital shares upon terms and conditions no less favorable than other investors. The Abudi Parties claim that NUR knowingly purchased the Meital technology and therefore caused Meital to breach its option agreements with the Abudi Parties. The Abudi Parties seek consequential and indemnification monetary damages up to approximately $4.95 million. NUR believes that the claims are without merit and plans to defend itself vigorously against the action.

    The Poalim Capital Markets' litigation and the Abudi Parties' litigation, whether or not determined in our favor or settled by us, may be costly and may divert the efforts and attention of our management from normal business operations.

    We are not currently subject to any other material legal proceedings. We may from time to time become a party to various legal proceedings in the ordinary course of our business.

ORGANIZATIONAL STRUCTURE

    As of December 31, 2000, the following chart presents our corporate structure, the jurisdiction of incorporation of our subsidiaries and the percentage of shares that we hold in those subsidiaries.

SUBSIDIARIES                                           PERCENTAGE   JURISDICTION OF INCORPORATION
------------                                           ----------   -----------------------------
Encre Consumables B.V................................      100%        Amsterdam, Netherlands
NUR America Inc. (NUR America).......................      100%     Massachusetts, United States*
NUR Asia Pacific (Hong Kong) Ltd. (NUR Asia
  Pacific)...........................................      100%           Hong Kong, China
NUR DO Brazil Ltda...................................      100%           Sao Paulo, Brazil
NUR Europe S.A. (NUR Europe).........................      100%           Brussels, Belgium
NUR Hungary Trading and Software Licensing Limited
  Liability Company..................................      100%           Budapest, Hungary
NUR Macroprinters (Shanghai) Ltd. (NUR Shanghai).....      100%            Shanghai, China
NUR Media Solutions S.A. (NUR Media Solutions).......      100%           Brussels, Belgium
Salsa Digital Printers Ltd. (Salsa Digital
  Printers)..........................................      100%        Texas, United States**
Signtech Japan Ltd. (Signtech Japan).................      100%             Tokyo, Japan
NUR Pro Engineering Ltd..............................       50%          Rosh Ha'ain, Israel
Stillachem S.A. (Stillachem).........................     50.1%         Charleroi, Belgium***

------------------------

*   NUR America has recently relocated to San Antonio, TX.

**  Salsa Digital Printers is now doing business as NUR Engineering USA.

*** NUR acquired the remaining outstanding capital stock of Stillachem in May 2001. As a result, Stillachem is now a wholly owned subsidiary of NUR.

ISRAEL

    We recently relocated NUR's main facilities to a high-tech industrial zone in Lod, Israel that consists of approximately 50,000 square feet. We use this facility as our headquarters and for research and development. The initial five-year lease of the Lod facility, which commenced November 20, 2000, provides for monthly rent of $63,000. The lease agreement grants NUR an option to continue the lease term for two consecutive periods of 2.5 years.

    NUR Pro Engineering Ltd., a 50% owned affiliate, leases approximately 10,023 square feet in Rosh Ha'ain, Israel, for the manufacture and assembly of the NUR Blueboard and the NUR Fresco printers. The Rosh Ha'ain lease expires in October 2002.

UNITED STATES

    NUR America leases office space in Newton, MA consisting of 26,500 square feet that it has used as the subsidiary's headquarters, sales and marketing offices and demonstration and service center. The Newton lease expires in January 2011. In addition, NUR America leases and sub-leases an additional 4,500 square feet of office space in Newton, MA that served in the past as NUR America's headquarters. This lease expires in October 2008. As part of our recently announced plan to streamline and consolidate our U.S. operations, we plan to relocate all of our American operations to the San Antonio, TX facility. We are currently evaluating options with respect to the leases on the Newton, MA offices.

    Salsa Digital Printers leases 61,350 square feet in San Antonio, TX for use as Salsa Digital Printers' headquarters, manufacturing facility and research center. The San Antonio, TX lease expires in June 2001. Salsa Digital Printers is negotiating an extension of the lease agreement. As noted above, the San Antonio, TX facility will also become the headquarters for NUR America and NUR America's sales and marketing offices. Salsa Digital currently leases office space in San Antonio, TX, on behalf of Nur America, consisting of 5,900 square feet for use as Nur America's training and service center.

EUROPE

    NUR Europe leases approximately 1,970 square feet of office space in Louvain-la-Neuve, Belgium for use as the subsidiary's headquarters and sales office, demonstration and service center. The Louvain-la-Neuve lease expires in September 2011. In 2000, NUR Europe expanded its headquarters space at the above address by an additional 2,460 square feet. The lease for the additional space expires in March 2012.

    NUR Media Solutions leases approximately 1,920 square feet office space in Louvain-la-Neuve, Belgium for use as office space. The Louvain-la-Neuve lease expires in November 2009.

    Stillachem leases temporary office space in Belgium of approximately 853 square feet. The lease expires in November 2002. Stillachem intends to rent additional office space of approximately 800 square feet at the same location.

ASIA PACIFIC

    NUR Shanghai leases approximately 7872 square feet of space for use as a warehouse and as a demonstration center in a free trade zone in Shanghai, China and occupies approximately 482 square feet office space in a separate location in Shanghai, China. The leases will expire on January 2002 and December 2001, respectively.

    NUR Asia Pacific leases office space of approximately 1,254 square feet in Hong Kong. The lease expires on September 2002. NUR Asia Pacific leases office space of approximately 685.5 square feet in Singapore. The lease expires on December 2001. NUR Asia Pacific also leases an office of approximately 425 square feet in Guangzhou. The Guangzhou lease expires on October 2001.

JAPAN

    Signtech Japan leases approximately 660 square feet of office space in Tokyo. The lease expires February 2002.

ITEM 5:  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

OPERATING RESULTS

GENERAL

    NUR is a world leader in the market for the sale of wide format and super wide format digital printing systems. NUR develops, manufactures, sells and services digital, inkjet color printing systems for on demand, production, wide format and super wide format printing. NUR also supplies inks and substrates that are consumable products for the operation of the Company's Printers. In July 2000, we purchased all of the assets and assumed specified liabilities of Salsa Digital, Ltd. and related entities, previously one of our competitors in the digital printing market. NUR's total revenues grew from $36.4 million in the year ended December 31, 1998 to $60.7 million in the year ended December 31, 1999 and $121.9 million in the year ended December 31, 2000. Salsa Digital's total revenues grew from $24.9 million in the year ended December 31, 1998 to $33.0 million in the year ended December 31, 1999 and $17.5 million for the first six months of 2000.

    We carry out our research and development activities at three locations, including our facilities in Lod, Israel, our facilities in San Antonio, TX (USA) and in our facilities in Belgium. NUR's main sales and service activities are carried out through our wholly owned subsidiaries, NUR Europe, located in Brussels, Belgium, NUR America, located in Newton, MA (USA), NUR Asia Pacific located in Hong Kong, NUR Shanghai located in Shanghai, China, NUR DO
Brazil Ltda., located in Sao Paulo, Brazil, Signtech Japan located in Tokyo, Japan and through NUR Europe's division of Middle East & Africa located in Belgium. NUR America will be relocating to San Antonio, TX as part of our recently announced U.S. consolidation plan. The former Salsa Digital business is currently operated through Salsa Digital Printers Ltd. and NUR Hungary Trading and Software Licensing Limited Liability

Company, both of which are wholly owned subsidiaries. NUR wholly owns NUR Media Solutions, located in Brussels, Belgium, which develops advanced consumables for the Company's Printers. NUR wholly owns Stillachem, located in Charleroi, Belgium, which is a digital ink factory producing inks for the NUR Fresco printers, and 50% of NUR Pro Engineering Ltd. located at Rosh Ha'ain Israel which is our main subcontractor for the assembly of the NUR Blueboard and NUR Fresco printers.

    NUR was incorporated as an Israeli corporation on July 29, 1987 and began operations in June 1991. Since October 1995, NUR's ordinary shares have been traded on the Nasdaq National Market. NUR is currently quoted on Nasdaq National Market under the symbol "NURM."

    Revenues are derived from the sale of the Company's Printers, which include the NUR Blueboard printers, the NUR Fresco printer and the NUR Salsa printers, inks, substrates, spare parts and related services.

    Cost of sales of printers and related materials includes materials, labor, overhead, and other direct or allocated costs involved in the manufacture, warehousing, delivery, support, and maintenance of products. Research and development expenses include mainly labor, materials consumed, expenses by subcontractors, consultants, and others. In 2000, $4.3 million of research and development expenses were due to a one-time write-off of in-process research and development related to the Salsa Digital asset purchase. Research and development expenses are carried to the statement of operations as incurred. Grants are netted from research and development costs on an accrual basis as the related expenses are incurred.

    The sales and marketing expenses include the costs associated with the staff of the sales and marketing force of NUR and our subsidiaries, advertising and promotion of existing and new products, trade shows, commissions, and other marketing activities. During 2000, NUR expended significant financial and management resources to expand our business and product offerings. Grants are netted from sales and marketing costs on an accrual basis as the related expenses are incurred. NUR invested in the integration of the Salsa Digital and the NUR worldwide sales and service organizations, strengthening the service and sales organizations of NUR Europe, (including the Middle East & Africa division), NUR America, NUR Asia Pacific, NUR Shanghai and NUR DO Brazil and Signtech Japan. NUR also invested in the continuation of the development of NUR Media Solutions, a subsidiary dedicated to the development and marketing of consumables, mainly substrates, inks and clear coat varnishes for the use with NUR's products, and of Stillachem, an ink factory located in Belgium.

CERTAIN ACCOUNTING POLICIES

    NUR's consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the U.S. For more information on NUR's financial statements, please see NUR's consolidated financial statements as of December 31, 2000, which are included as a part of this annual report on Form 20F.

    The main sources of revenues for NUR are sales of the Company's Printers and related consumable products. Revenues from sales of products are recognized upon delivery provided that the collection of the resulting receivable is probable, there is persuasive evidence of an arrangement, no significant obligations in respect of installation remain and the price is fixed or determinable. NUR does not grant a right of return.

    The accompanying consolidated financial statements have been prepared in U.S. dollars. The U.S. dollar is the currency of the primary economic environment in which the operations of NUR, NUR America, NUR Salsa, NUR Hungary and NUR Pro Engineering are conducted. The majority of sales are made in U.S. dollars and the majority of purchases of materials and components are invoiced and paid in U.S. dollars. In addition, a substantial portion of costs are incurred outside Israel in U.S. dollars or paid in U.S. dollars or in New Israeli Shekels (NIS) linked to the exchange rate of the U.S. dollar. The U.S. dollar is the functional and reporting currency of NUR.

    See Note 2 to NUR's consolidated financial statements, which are included as a part of this annual report, for a discussion of NUR's accounting policy for determining rate of exchange and linkage based amounts.

    NUR's transactions and balances denominated in U.S. dollars are presented in their original amounts. Non-dollar transactions and balances have been remeasured into U.S. dollars in accordance with Statement No. 52 of the Financial Accounting Standards Board (FASB), "Foreign Currency Translation." All transaction gains and losses from remeasurement of monetary balance sheet items denominated in non-dollar currencies are reflected in the statement of operations as financial income or expenses, as appropriate.

    The financial statements of other subsidiaries and an affiliate, whose functional currency is not the U.S. dollar, have translated into dollars. All balance sheet accounts have been translated using the exchange rates in effect at the balance sheet date. Statement of operations amounts have been translated using the average exchange rate for the period. The resulting translation adjustments are reported as a component of accumulated other comprehensive income (loss) in shareholders' equity.

    NUR accounts for stock-based compensation in accordance with the requirements of Accounting Principles Board Opinion No. 25 ("APB 25") "Accounting for Stock Issued to Employees" and Interpretation No. 44 "Accounting for Certain Transactions Involving Stock Compensation" ("FIN 44") in accounting for its employee stock option plans. Under APB 25, when the exercise price of NUR's employee options is less than the fair market value of the underlying shares on the date of grant, compensation expense is recognized.

    In accounting for options granted to persons other than employees, the provisions of Financial Accounting Standards Board Statement No. 123, "Accounting for Stock Based Compensation" and EITF 96-18 "Accounting for Equity Instruments that are Issued to Other than Employees for Acquiring, or in Conjunction with Selling, Goods or Services" with respect to options issued to non-employees were applied. According to FASB 123, the fair market value of these options was estimated at the grant date using Black-Scholes options pricing model.

    In June 1998, FASB issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133), which is required to be adopted in years beginning after June 15, 2000. Based on NUR's derivative positions at December 31, 2001, we do not expect the impact of this new statement on our consolidated balance sheets or results of operations to be material.

GEOGRAPHIC BREAKDOWN OF REVENUES

    We sell our products and services throughout the world. Revenues are generally attributed to the location of the sale of the product or service to the end-user. The table below shows the breakdown of revenues (dollars in thousands) by categories of activities and into geographic markets in the years ended December 31, 2000, 1999 and 1998. The "Others" category, below, includes, among other things, revenues generated by the service of the Company's Printers. With the sale of NUR Germany in the third quarter of 1999, NUR no longer derives significant revenues from the sale of printed materials.

                                                                                                     PRINTED
                                  PRINTERS                 INK               SUBSTRATES             MATERIALS         OTHERS
YEAR ENDED                         (65.3%)               (19.8%)               (9.8%)                 (0%)            (5.1%)
DECEMBER 31, 2000            -------------------   -------------------   -------------------   -------------------   --------
REGION                          $          %          $          %          $          %          $          %          $
-----------------            --------   --------   --------   --------   --------   --------   --------   --------   --------
Middle-East & Africa.......    4,081       5.2%      1,059       4.3%        979       8.2%        --        --         513
Asia.......................   18,120      22.8%      5,238      21.6%        365       3.0%        --        --       2,500
Europe.....................   27,802        35%      5,932      24.5%      5,922      49.3%        --        --       1,633
North & Latin America......   29,518        37%     11,872      49.6%      4,747      39.5%        --        --       1,643
                              ------      ----      ------      ----      ------      ----      -----       ---       -----
Total Revenues.............   79,521       100%     24,101       100%     12,013       100%        --        --       6,289
                              ======      ====      ======      ====      ======      ====      =====       ===       =====


                              OTHERS           TOTAL
YEAR ENDED                    (5.1%)          (100%)
DECEMBER 31, 2000            --------   -------------------
REGION                          %          $          %
-----------------            --------   --------   --------
Middle-East & Africa.......     8.2%      6,632       5.4%
Asia.......................    39.7%     26,223      21.6%
Europe.....................    26.0%     41,289      33.9%
North & Latin America......    26.1%     47,780      39.1%
                               ----     -------      ----
Total Revenues.............     100%    121,924       100%
                               ====     =======      ====

                                                                                                     PRINTED
                                  PRINTERS                 INK               SUBSTRATES             MATERIALS         OTHERS
YEAR ENDED                         (55.1%)               (23.1%)               (12.1%)                (4%)            (5.7%)
DECEMBER 31, 1999            -------------------   -------------------   -------------------   -------------------   --------
REGION                          $          %          $          %          $          %          $          %          $
-----------------            --------   --------   --------   --------   --------   --------   --------   --------   --------
Middle-East & Africa.......    2,408       7.2%      1,428      10.2%        785      10.8%        --        --         330
Asia.......................    6,357        19%      2,792      19.9%        468       6.4%        --        --         378
Europe.....................   11,017      32.9%      3,533      25.1%      2,898      39.8%     2,460       100%      1,540
North & Latin America......   13,692      40.9%      6,291      44.8%      3,123        43%        --        --       1,219
                              ------      ----      ------      ----      ------      ----      -----       ---       -----
Total Revenues.............   33,474       100%     14,044       100%      7,274       100%     2,460       100%      3,467
                              ======      ====      ======      ====      ======      ====      =====       ===       =====


                              OTHERS           TOTAL
YEAR ENDED                    (5.7%)          (100%)
DECEMBER 31, 1999            --------   -------------------
REGION                          %          $          %
-----------------            --------   --------   --------
Middle-East & Africa.......     9.5%      4,951       8.2%
Asia.......................    10.9%      9,995      16.5%
Europe.....................    44.4%     21,448      35.3%
North & Latin America......    35.2%     24,325        40%
                               ----     -------      ----
Total Revenues.............     100%     60,719       100%
                               ====     =======      ====

                                                                                                     PRINTED
                                  PRINTERS                 INK               SUBSTRATES             MATERIALS         OTHERS
YEAR ENDED                         (52.3%)               (23.6%)               (2.4%)                (12.5%)          (9.2%)
DECEMBER 31, 1998            -------------------   -------------------   -------------------   -------------------   --------
REGION                          $          %          $          %          $          %          $          %          $
-----------------            --------   --------   --------   --------   --------   --------   --------   --------   --------
Middle-East & Africa.......      916       4.8%        858       9.9%        156      17.5%        --        --         308
Asia.......................    1,762       9.2%      1,286      15.1%         --        --         --        --         278
Europe.....................    7,369        39%      2,388        28%        460      51.5%     4,540       100%      1,484
North & Latin America......    9,005        47%      4,087        47%        278        31%        --        --       1,270
                              ------      ----      ------      ----      ------      ----      -----       ---       -----
Total Revenues.............   19,052       100%      8,619       100%        894       100%     4,540       100%      3,340
                              ======      ====      ======      ====      ======      ====      =====       ===       =====


                              OTHERS           TOTAL
YEAR ENDED                    (9.2%)          (100%)
DECEMBER 31, 1998            --------   -------------------
REGION                          %          $          %
-----------------            --------   --------   --------
Middle-East & Africa.......     9.2%      2,238       6.1%
Asia.......................     8.3%      3,326       9.1%
Europe.....................    44.4%     16,241      44.6%
North & Latin America......    38.1%     14,640      40.2%
                               ----     -------      ----
Total Revenues.............     100%     36,445       100%
                               ====     =======      ====

RESULTS OF OPERATIONS

    The following table sets forth for the periods indicated certain line items from NUR's statement of operations as a percentage of NUR's sales:

                                                                        YEARS ENDED DECEMBER 31,
                                                          ----------------------------------------------------
                                                            1996     1997(1)    1998(1)    1999(2)    2000(3)
                                                          --------   --------   --------   --------   --------
                                                                             (IN PERCENTS)
REVENUES................................................    100%        100%       100%       100%       100%
  Cost of sales of printers and related products........     69        43.9       44.9       50.1       52.6
  Cost of sales of printed materials....................     12         7.6        7.1        2.2         --
  Gross profit..........................................     19        48.5         48       47.7       47.4
  Research and development expenses.....................      9         7.8       13.8        9.1       12.3
  Research and development expenses net.................      7         7.7       11.5        7.9       12.0
  Selling expenses, net.................................     29          21       16.8       15.6       14.3
  General and administrative expenses...................     15        15.7       13.2       10.3       10.5
  Amortization of goodwill and other intangible
    assets..............................................                                                 1.1
  Write-off debts of related parties....................     23          --                    --         --
  Operating income (loss)...............................    (55)        4.1        6.5       13.8        9.5
  Financial expenses, net...............................      4         1.5        1.6          1        1.1
  Other income (expense), net...........................     --          --       0.05        0.3         --
  Taxes on income (tax benefit).........................      2         0.3        0.7        1.3        1.0
  Minority interest in earnings of a subsidiary.........     --         0.1        0.1       0.05         --
  Equity in earnings (losses) of affiliates, net........     --          --         --        0.1        0.4
  Net income (loss).....................................    (61)        2.2          4       11.8        7.0

------------------------

(1) Represents NUR on a consolidated basis with our subsidiaries NUR Media Solutions, NUR America, NUR Europe and NUR Germany.

(2) Represents NUR on a consolidated basis with our subsidiaries NUR Media Solutions, NUR America, NUR Europe, NUR Shanghai, NUR Asia Pacific and NUR Germany (6 months). We owned 84% of NUR Germany; this subsidiary was sold during the third quarter of 1999.

(3) Represents financial information for NUR together with our subsidiaries NUR Media Solutions, NUR America, NUR Europe, NUR Shanghai, NUR Asia Pacific, Salsa Digital Printers Ltd. (6 months), NUR Hungary Trading and Software Licensing Limited Liability Company, NUR DO Brazil Ltda., Encre Consumables B.V. and Signtech Japan.

    YEAR ENDED DECEMBER 31, 2000 COMPARED WITH YEAR ENDED DECEMBER 31, 1999

    REVENUES.  Total revenues increased by 100.8% to approximately
$121.9 million in the year ended December 31, 2000, from approximately
$60.7 million in the year ended December 31, 1999, both as a result of the purchase of substantially all of the assets of Salsa Digital, Ltd. in July 2000 and internally generated growth. Excluding NUR Germany results from the year ended December 31, 1999 (a subsidiary that was sold during the third quarter of 1999), total revenues in 2000 increased by 109.5% compared to $58.2 million in 1999. NUR's total revenues, including Salsa Digital on a pro forma basis (assuming the Salsa Digital acquisition had been consummated as of January 1, 1999), increased by 48.6% to approximately $139.4 million in the year ended December 31, 2000, from approximately $93.8 million in the year ended
December 31, 1999.

    GROSS PROFIT. Gross profit was approximately $57.8 million in the year ended December 31, 2000, an increase of 100.0% from $28.9 million in the year ended December 31, 1999. Gross profit as a percentage of revenues was 47.4% in the year ended December 31, 2000 compared to 47.7% in the year ended
December 31, 1999. Excluding NUR Germany, (a subsidiary that was sold during the third quarter of 1999), gross profits from the year ended December 31, 2000 increased by 107.9%, $57.8 million in the year ended December 31, 2000 as compared to $27.8 million in 1999. Gross profits on a pro forma basis were approximately $65.2 million in the year ended December 31, 2000 compared to $42.4 million in the year ended December 31, 1999, an increase of 53.8%.

    EXPENSES. Research and development costs, net of government grants, were approximately $14.6 million in the year ended December 31, 2000, compared to $4.8 million in the year ended December 31, 1999, an increase of 204.2%. The increase occurred as a result of NUR's internal growth and the purchase of substantially all of the assets of Salsa Digital, Ltd. in July 2000 and included a one time $4.3 million write-off of research and development in-process due to the Salsa Digital asset purchase transaction. NUR expects to continue to invest significant resources in our research and development programs for new products and enhancements of existing products. NUR expects that research and development expenses will continue to increase in absolute dollar terms as compared to previous years. Net research and development costs on a pro forma basis were approximately $9.6 million in the year ended December 31, 2000 compared to $6.7 million in the year ended December 31, 1999, an increase of 43.3%.

    Selling and marketing expenses were approximately $17.3 million in the year ended December 31, 2000 compared to approximately $9.5 million in the year ended December 31, 1999, an increase of 82.1%. The increase is due to NUR's internal growth and the purchase of substantially all of the assets of Salsa
Digital, Ltd. in July 2000. NUR received $0.14 million in the year ended December 31, 2000 from the Marketing Fund for selling and marketing expenses as compared to $0.13 million in the year ended December 31, 1999. NUR is no longer eligible for support from the Marketing Fund due to NUR reaching the maximum allowed export revenues. The majority of sales and marketing expenses are incurred by the following distribution subsidiaries, NUR Europe, NUR America, NUR Shanghai and NUR Asia Pacific. Selling and marketing expenses on a pro forma basis were approximately $22.7 million in the year ended December 31, 2000 compared to $14.5 million in the year ended December 31, 1999, an increase of 56.6%.

    General and administrative expenses were approximately $14.2 million, including amortization of goodwill and other intangible assets in the year ended December 31, 2000, compared to approximately $6.3 million in the year ended December 31, 1999, representing an approximately 125% increase.

General and administrative expenses on a pro forma basis were approximately $17.2 million in the year ended December 31, 2000 compared to $15.9 million in the year ended December 31, 1999, an increase of 8.2%. This increase is a result of both the purchase of substantially all of the assets of Salsa Digital, Ltd. in July 2000 and approximately $0.6 million of integration costs and $1.4 million of intangibles assets amortization costs, both related to the Salsa Digital asset purchase transaction.

    Financial expenses, net increased to $1.4 million in the year ended December 31, 2000 from $0.6 million in the year ended December 31, 1999, a 133% increase. This increase is mainly due to interest expenses taken to finance the cash portion of the Salsa Digital asset purchase.

    TAXES. Taxes on income were $1.2 million in the year ended December 31, 2000 as compared to $0.8 million in the year ended December 31, 1999, an increase of 50.0%. Taxes on a pro forma basis were approximately $1.2 million in the year ended December 31, 2000 compared to $0.8 million in the year ended December 31, 1999, an increase of 50%.

    YEAR ENDED DECEMBER 31, 1999 COMPARED WITH YEAR ENDED DECEMBER 31, 1998

    REVENUES.  Total revenues increased by 66.8%, to approximately
$60.7 million in the year ended December 31, 1999 from approximately
$36.4 million in the year ended December 31, 1998, mainly as a result of the introduction of the NUR Blueboard HiQ and market acceptance of the NUR Blueboard printers and as a result of the continued move to direct distribution by NUR of NUR's products in the Middle East, Africa and Asia. Growth was also fueled by the growth of sales of the ink as a result of the growth of the installed base of the Company's Printers and substrates a new business started in the third quarter of 1999. Excluding NUR Germany's results from the year ended
December 31, 1998 (a company that was sold during the third quarter of 1999), revenues in 1999 were $58.3 million, an increase of 82.8% compared to $31.9 million in 1998.

    GROSS PROFIT. Gross profit was approximately $28.9 million in the year ended December 31, 1999, an increase of 65.1% from $17.5 million in the year ended December 31, 1998. Gross profit as a percentage of sales was 47.6% in the year ended December 31, 1999 compared to 48% in the year ended December 31, 1998. Excluding NUR Germany's results from the year ended December 31, 1998 gross profit increased to $27.8 million (47.8% as percentage of sales) from $15.5 million (48.7% as percentage of sales) in 1998, an increase of 79.4%.

    EXPENSES. Research and development costs, net of government grants, were approximately $4.8 million in the year ended December 31, 1999, compared to $4.2 million in the year ended December 31, 1998, an increase of 14.3%. The increase is mainly as a result of increased efforts in developing new products. NUR expects to continue to invest significant resources in our research and development programs for new products and enhancements of existing products. NUR expects that research and development expenses will continue to increase in absolute dollar terms as compared to previous years.

    Selling and marketing expenses were approximately $9.5 million in the year ended December 31, 1999 compared to approximately $6.1 million in the year ended December 31, 1998, an increase of 55.7%. NUR received $0.13 million in the year ended December 31, 1999 from the Marketing Fund for selling and marketing expenses as compared to $0.11 million in the year ended December 31, 1998. NUR will not be eligible for support from the Marketing Fund commencing in 2000 due to NUR reaching the maximum allowed export revenues. The majority of sales and marketing expenses are incurred by the distribution subsidiaries, NUR Europe, NUR America, NUR Shanghai and NUR Asia Pacific.

    General and administrative expenses were approximately $6.3 million in the year ended December 31, 1999, compared to approximately $4.8 million in the year ended December 31, 1998, representing an approximately 31.3% increase. This increase was due primarily to building of the financial and administrative infrastructures of NUR and the opening of the new subsidiaries in the Far East.

    Financial expenses, net increased to $0.61 million in the year ended December 31, 1999 from $0.59 million in the year ended December 31, 1998.

    TAXES. Taxes on income were $0.8 million in the year ended December 31, 1999 as compared to $0.3 million in the year ended December 31, 1998, an increase of 166.7%.

    YEAR ENDED DECEMBER 31, 1998 COMPARED WITH YEAR ENDED DECEMBER 31, 1997

    REVENUES.  Total revenues increased by 65.5%, to approximately
$36.4 million in the year ended December 31, 1998 from approximately
$22.0 million in the year ended December 31, 1997, mainly as a result of the introduction of the NUR Blueboard 2 and market acceptance of the NUR Blueboard printers and as a result of the continued move to direct distribution by NUR of NUR's products in Europe and the United States, NUR's two major markets. Growth was also fueled by the growth of sales of the ink as a result of the growth of the installed base of the Company's Printers.

    GROSS PROFIT. Gross profit was approximately $17.5 million in the year ended December 31, 1998, an increase of 65.1% from $10.6 million in the year ended December 31, 1997. Gross profit as percentage of sales was 48% in the year ended December 31, 1998 compared to 48.5% in the year ended December 31, 1997.

    SALES. Sales of the Company's Printers and related products increased by 68.8% to approximately $31.9 million in the year ended December 31, 1998 from approximately $18.9 million in the year ended December 31, 1997. This increase was attributed primarily to the introduction and market acceptance of the NUR Blueboard and to increased revenues due to the move from sales through distributors to direct sales to end users through NUR's subsidiaries in Europe and the United States.

    EXPENSES. Research and development costs, net of government grants, were approximately $4.2 million in the year ended December 31, 1998, compared to $1.7 million in the year ended December 31, 1997, an increase of 147.1%. The increase is mainly due to a one-time write-off of technology in the amount of $1.95 million and as a result of increased efforts in developing new products. NUR expects to continue to invest significant resources in our research and development programs for new products and enhancements of existing products. NUR expects that research and development expenses will continue to increase in absolute dollar terms as compared to previous years.

    Selling and marketing expenses were approximately $6.1 million in the year ended December 31, 1998 compared to approximately $4.6 million in the year ended December 31, 1997, an increase of 32.6%. NUR received $0.11 million in the year ended December 31, 1998 from the Marketing Fund for selling and marketing expenses as compared to $0.2 million in the year ended December 31, 1997. NUR will not be eligible for support from the Marketing Fund commencing in 1999 due to NUR reaching the maximum allowed export revenues. The majority of sales and marketing expenses are incurred by the distribution subsidiaries, NUR Europe and NUR America.

    General and administrative expenses were approximately $4.8 million in the year ended December 31, 1998, compared to approximately $3.4 million in the year ended December 31, 1997, representing an approximately 41.2% increase. This increase was due primarily to legal and extra-ordinary audit costs resulting from the change in control and management of NUR, and to the re-building of the financial and administrative infrastructures of NUR.

    Financial expenses, net increased to $0.59 million in the year ended December 31, 1998 from $0.32 million in the year ended December 31, 1997.

    TAXES. Taxes on income were $0.3 million in the year ended December 31, 1998 as compared to $0.1 million in the year ended December 31, 1997, an increase of 200.0%.

LIQUIDITY AND CAPITAL RESOURCES

    During the past several years, we have funded our operations primarily through the private sale of our equity securities as well as through cash generated from operations.

    NUR has future royalty obligations to Meital Technologies Ltd., which will not exceed $0.55 million, payable by September 2001. Such commitment is part of the purchase price for technology acquired by NUR for Meital.

    As part of the Matan Settlement Agreement, NUR was obligated to pay a total of $0.9 million, plus interest and tax, assuming timely payments, to the Matan Parties. During 1999 and 2000, NUR paid $0.6 million to Matan. The remaining sum of $0.3 million has been fully reserved and is payable by NUR to the Matan Parties in equal quarterly installments ending December 2001.

    OPERATING ACTIVITIES

    In the year ended December 31, 2000, NUR had net income of $8.5 million. Net cash used in operating activities was approximately $10.2 million. The main changes in NUR's working capital were (i) an increase of approximately
$25.7 million in trade accounts receivable, (ii) an increase of approximately $9.4 million in inventories, (iii) an increase of approximately $7.2 million in trade payables, and (iv) an increase of approximately $4.7 million in accrued expenses and other liabilities.

    In the year ended December 31, 1999, NUR had net income of $7.2 million. Net cash provided by operating activities was approximately $4.0 million. The main changes in NUR's working capital were (i) an increase of approximately
$3.6 million in trade accounts receivable, (ii) an increase of approximately $6.7 million in inventories, (iii) an increase of approximately $2.6 million in trade payables, and (iv) an increase of approximately $3.1 million in accrued expenses and other liabilities.

    In the year ended December 31, 1998, NUR had net income of $1.5 million. Net cash provided by operating activities was approximately $2.9 million. The main changes in NUR's working capital were (i) an increase of approximately
$3.0 million in trade accounts receivable, (ii) an increase of approximately $1.4 million in inventories, and (iii) an increase of approximately
$2.9 million in trade payables.

    INVESTING ACTIVITIES

    Net cash used in investing activities was approximately $21.8 million in the year ended December 31, 2000, consisting mainly of $18.7 million in respect of the purchase of the Salsa Digital assets and liabilities, and $3.2 million for equipment. Net cash used in investing activities was approximately $1.4 million in the year ended December 31, 1999, including $0.7 million provided by realization of investment in a subsidiary, and $3.6 million in the year ended December 31, 1998, consisting mainly of $2.5 million for equipment and $1.3 million for the acquisition of technology.

    FINANCING ACTIVITIES

    Net cash provided by financing activities in the year ended December 31, 2000 was approximately $42.1 million. In July and December 2000, we took long-term commercial bank loans of $25 million and $10 million, respectively, primarily to finance the cash portion of the Salsa Digital purchase and other acquisition costs. In September 2000, we finalized a private placement through Investec Investment Banking--Israel. Several investors acquired 748,223 shares at a price of $13.365 per share raising net $9.4 million in cash.

    NUR maintains long and short-term credit facilities in an aggregate amount of approximately $35.4 million at December 31, 2000. At December 31, 2000, NUR had approximately $34.7 million in long-term loans from banks and others, $0.9 million of which is payable within 12 months and $0.7 in short term loans. NUR's long term loans are linked to the U.S. dollar and the Belgian Franc bearing interest at a rate ranging between 6% and 7.4%.

    As of December 31, 2000, total current assets of NUR amounted to approximately $92.2 million, out of which $19.2 million was in cash, cash equivalents and marketable securities, compared with total current liabilities of approximately $37.0 million. The increase in current assets is attributable primarily to NUR's internal growth as well as the growth generated by the Salsa Digital asset purchase transaction.

    In the year ended December 31, 1999, net cash provided by financing activities was approximately $4.4 million. In September 1999, NUR raised
$3.3 million through a private placement of 600,000 ordinary shares and warrants to purchase 150,000 of our ordinary shares, in the aggregate to ISAL Amlat Investment (1993) Ltd. and Dovrat & Co. Ltd. In February 2000, ISAL and Dovrat exercised the warrants issued under the investment agreement at an exercise price of $8.00 per share resulting in the payment of an additional $1.2 million to NUR.

    Net cash provided by financing activities in the years ended December 31, 1998 was approximately $1.8 million.

    We have granted several security interests in our assets to various banks and leasing companies to secure bank credit lines and lease facilities.

    IMPACT OF INFLATION, DEVALUATION AND FLUCTUATION OF CURRENCIES

    Most of NUR's sales are in U.S. dollars. In addition, a substantial portion of costs are incurred outside Israel in U.S. dollars or paid in U.S. dollars or in NIS linked to the exchange rate of the U.S. dollar. Costs not effectively denominated in U.S. dollars are translated to U.S. dollars, when recorded, at prevailing exchange rates for the purposes of NUR's consolidated financial statements, and will increase if the rate of inflation in Israel exceeds the devaluation of the Israeli currency against the U.S. dollar or if the timing of such devaluations were to lag considerably behind inflation. Consequently, NUR is and will be affected by changes in the prevailing NIS/U.S. dollar exchange rate.

    NUR might also be affected by the U.S. dollar exchange rate to the Euro.

    During 1992 and 1993, the value of the U.S. dollar increased relative to major currencies and the rate of inflation in Israel exceeded the rate in the United States. In 1995, 1996 and 1997 the value of the U.S. dollar decreased relative to major currencies, and the rate of inflation in Israel exceeded the rate in the United States. The annual rate of inflation in Israel in 1998 was 8.6% and decreased to 1.3% in the year ended December 31, 1999 and to 0% in 2000. The NIS was devalued against the U.S. dollar by approximately 17.6% in 1998, by approximately 0.16% in 1999 and by approximately 2.7% in 2000. NUR cannot predict whether the rate of devaluation of the NIS against the U.S. dollar will continue to exceed the rate of inflation in the future and whether these conditions will have a material adverse effect on NUR.

    The representative dollar exchange rate for converting the NIS to dollars, as reported by the Bank of Israel, was NIS 4.041 for one dollar U.S. on December 31, 2000. The representative dollar exchange rate was NIS 4.153 on December 31, 1999 and NIS 4.16 on December 31, 1998.

    NUR's transactions and balances denominated in U.S. dollars are presented at their original amounts. Non-dollar transactions and balances have been measured into U.S. dollars in accordance with Statement 52 of the FASB. All transaction gains and losses from remeasurement of monetary balance sheet items denominated in non-dollar currencies are reflected in the statement of operations as financial income or expenses, as appropriate. The average exchange rates during the years ended December 31, 1998, 1999 and 2000 were NIS 3.8, 4.077 and
4.024 for one dollar U.S., respectively. The exchange rate as of March 31, 2001 was NIS 4.1920 for one dollar.

    CURRENT AND FUTURE CAPITAL NEEDS

    NUR is currently implementing a plan to improve operational efficiencies worldwide. As part of this plan, we have recently begun consolidating the operations of our two wholly owned subsidiaries in North America -- NUR America and Salsa Digital Printers -- into a single facility. NUR's restructuring actions are primarily related to the reorganization of operating activities, such as the centralization of certain manufacturing operations, the relocation of activities, a reduction in workforce and a reduction in other administrative costs. The one-time charge in respect of the restructuring plan was $2,500,000. In addition, NUR incurred one-time inventory write-offs of approximately $4 million, which were associated with more efficient product rationalization.

    We believe that our revenues from operations together with existing capital resources and credit facilities will be sufficient to fund NUR's current activities at their present rate. NUR will require additional funds, to be raised through public or private financing of debt or equity, if we seek to expand our operations. If such funds are not raised, we may be unable to increase expenditures for research and development, production, or marketing of our products, any one of which could have an adverse effect on NUR's business. There can be no assurance that such additional financing will be available or that, if available, it will be obtained on terms favorable to NUR. We currently have no commitments for additional financing and are exploring the possibility of raising additional capital.

    In this regard, NUR's capital requirements and level of expenses depend upon numerous factors, including the scope and success of our marketing and customer service efforts, and of our research and development activities, as well as the demand for NUR's products and services. Moreover, in the course of the bankruptcy proceedings of Moshe Nur and the companies controlled by him, NUR in the future may be exposed to claims arising from the actions of Moshe Nur despite the settlement of all material claims related to such persons and entities. Liabilities arising from any such claims may be material.

RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

    NUR's research and development efforts, which currently engage approximately 80 employees, are focused on developing new products and technologies; enhancing the quality and performance relative to price of our existing products; reducing manufacturing costs; upgrading and expanding our product line through the development of additional features; and improving functionality in response to market demand.

    There are three research and development facilities, including a facility at our headquarters in Lod, Israel, a facility in San Antonio, TX (USA) and another smaller facility in Charleroi, Belgium.

    Total research and development expenses, before royalty bearing grants, were approximately $5.0 million, $5.5 million and $15.0 million in the years ended December 31, 1998, 1999 and 2000, respectively. In the year ended December 31, 1998, $1.95 million of these expenses were related to the acquisition of technology from Meital Technologies Ltd. resulting in a one-time write-off of technology assigned to research and development. In the year ended December 31, 2000, $4.3 million of these expenses were related to the purchase of assets from Salsa Digital, resulting in a one time $4.3 million write-off assigned to research and development. Salsa Digital invested approximately $0.7 million, $1.8 million and $0.6 million for the years ended December 31, 1998, 1999 and the first six months of 2000, respectively. Research and development expenditures are composed principally of salaries for employees, the hiring of subcontractors, capital investment in infrastructure for software and electronic designs and prototype material costs. See "ITEM 4: Information on NUR--Research and Development."

TREND INFORMATION

    PRINTERS SALES

    NUR has estimated based on our internal market research that the super wide format industry has grown at a rate of approximately 10-15% during 2000 and is expected to continue growing at a rate of 5-10% during 2001. Originally the super wide format market was created for print billboard. Currently the main drive for growth is coming from the introduction of new application such as mural coverings, truck side printing and exhibition graphics. NUR's growth during 1998, 1999 and 2000 has exceeded this growth rate, mainly as a result of NUR's increased market share in the super wide format market and the introduction of new products. There can be no assurance, however, that NUR will continue to increase market share in the super wide format market.

    NUR started to sell the first NUR Fresco printers to the wide format professional market in February 2000, and the NUR Salsa wide format series in July 2000. We believe we will see most of our growth in 2001 in this format coming from the introduction of our wide format products to the wide format professional print market.

    CONSUMABLES SALES

    During the past few years, NUR focused on a recurring revenues strategy for consumables. Revenues from consumables grew by 69% in 2000 compared to 1999 revenues. The consumable business is made of two families of products -- specialized inks and specialized substrates. NUR believes that during 2001 the growth rate in the sale of the consumables will be less than in previous years and will roughly reflect the growth rate of the installed base of the Company's Printers.

    GROSS MARGINS

    We expect our gross margins to be at levels in 2001 that are similar to those realized in 2000. Although there is a downward price pressure on NUR's existing products, there have been certain reductions in the manufacturing cost of these products. NUR is currently implementing a plan to improve operational efficiencies worldwide. For example, as part of this plan, we have recently begun consolidating the operations of our two wholly owned subsidiaries in North America -- NUR America and Salsa Digital Printers -- into a single facility.

    NUR anticipates a launch of our new products at gross margins similar to our existing products.

    INDUSTRY

    The out-of-home digital printing industry has undergone significant changes in the past few years, and additional change is anticipated in the future. The most noticeable change in the industry has been the adoption of inkjet technologies by all major competitors in the industry. NUR's major competitors have each introduced an inkjet-based printer to replace their existing airbrush printers. The new printers, introduced since the end of 1997, are based on the drop-on-demand technology. NUR believes it is the only manufacturer with printers that use all three printing technologies: the continuous inkjet printing, drop-on-demand printing and continuous drop-on-demand printing. Though no assurance can be given for the future, NUR has been successful to date in maintaining and increasing our growth in revenues from the Company's Printers.

    With the cost of digital printing expected to decrease and the ability of digital technology expected to produce shorter runs more economically, we believe that the use of wide format and super wide format printing, such as that produced by the Company's Printers, should grow, and that the portion of the market serviced by digital printing should continue to increase. The ability to produce wide format and super wide format images digitally has also opened new media opportunities for advertisers, such as mural printing, carpet printing, new forms of fleet graphics printing. The growth in demand for wide format digital printers is fueled both by the replacement of conventional print methods and the development of new printing applications.

    Although we expect the above trends to continue worldwide, the digital printing penetration rate to new markets may differ geographically.

    RESTRUCTURING PLAN

    In April 2001, NUR announced and commenced implementation of a restructuring plan, in order to align its cost structure to more conservative growth rates. The restructuring actions are primarily related to the reorganization of operating activities, such as the centralization of certain manufacturing operations, the relocation of activities, a reduction in workforce and a reduction in other administrative costs. The restructuring costs accrued for in the first quarter of 2001 were $2,500,000. In addition, NUR incurred one-time inventory write-offs of approximately $4 million. NUR associates the inventory write-offs with more efficient product rationalization.

ITEM 6:  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS AND SENIOR MANAGEMENT

    The executive officers, senior managers and directors of NUR are as follows:

NAME                                          AGE                  POSITION WITH NUR
----                                        --------   ------------------------------------------
Dan Purjes(2).............................     51      Chairman of the Board of Directors
                                                       President, Chief Executive Officer and
Erez Shachar(3)...........................     37      Director
Hilel E. Kremer...........................     39      Chief Financial Officer
Miriam Tal................................     33      Vice President of Logistics and Operations
Eliahu Shalev.............................     51      Vice President of Research and Development
Ron Michael...............................     33      Vice President of Marketing
Hugo R. Chaufan(1)(2).....................     57      Director
Robert F. Hussey(1)(2)....................     52      Director
Orit Leitman(1)(4)........................     42      Director
Gideon Shenholz(1)(4).....................     47      Director

------------------------

(1) Member of NUR's Audit Committee.

(2) Member of NUR's Stock Option and Compensation Committee.

(3) Member of the NUR's Non-Employee Director Share Option Plan Committee.

(4) External Director.

    The address of each of our executive officers, senior managers and directors is c/o NUR Macroprinters Ltd., 12 Abba Hilel Silver St., P.O. Box 1281, Lod 71111, Israel.

    DAN PURJES has served as the Chairman of the Board of NUR since April 1997. Mr. Purjes is Chairman and Chief Executive Officer of Josephthal
Holdings, Inc., the parent company of Josephthal & Co., Inc., an investment banking and brokerage firm which is a member of the New York Stock Exchange. Prior to joining Josephthal in 1985, Mr. Purjes was a Vice President with a number of securities firms, including Bear Stearns & Co. and L.F. Rothschild Unterberg Towbin, in their corporate finance and brokerage sales divisions. He began his Wall Street career at Morgan Stanley & Co. in 1978 as a director of their computer systems department. Prior to that, Mr. Purjes was a manager at Citibank and at Philip Morris International in their computer systems areas. Mr. Purjes earned B.S. and M.S. degrees in Computer Science from the City College of New York School of Engineering.

    EREZ SHACHAR has served as NUR's President and Chief Executive Officer since July 1997 and as a Director of NUR since October 1997. Mr. Shachar has also served as a Director of NUR Europe and NUR America since October 1997, of NUR Media Solutions since January 1998, of NUR Asia Pacific since January 1999, and of NUR Pro Engineering since September 1999 and of Salsa Digital Printers since May 2000. Prior to joining NUR, from 1989 to 1997, Mr. Shachar served in various research and development, marketing, sales, and senior management positions with Scitex Corporation. Mr. Shachar's last position with Scitex was Vice President of Sales and Marketing of Scitex Europe, and prior thereto, Mr. Shachar held several positions in the marketing organization of Scitex Europe. Prior to joining Scitex Europe, Mr. Shachar was a software developer within the research and development group of Scitex. Mr. Shachar holds a B.Sc. in Mathematics and Computer Science from Tel Aviv University, and an M.B.A. degree from INSEAD, France. Mr. Shachar is also a director of Eltek Ltd., a publicly held corporation.

    HILEL E. KREMER has served as the Chief Financial Officer and Secretary of NUR since December 1998. Mr. Kremer has also served as a Director of NUR Europe, NUR America and NUR Media Solutions since December 1998, as a Director of NUR Asia Pacific since April 1999, as Director of NUR Pro Engineering since September 1999 and as a Director of Encre Consumables B.V., of NUR Hungary Trading and Software Licensing Limited Liability Company and of Salsa Digital Printers since April 2000 and May 2000, respectively. As of January 2001,
Mr. Kremer has also served as a Director of Signtech Japan. Prior to joining NUR, from 1993 to 1998, Mr. Kremer served in various management positions with Scitex Corporation. Mr. Kremer's last position with Scitex was Vice President of Finance and Chief Financial Officer of Scitex Asia Pacific, and prior thereto Mr. Kremer held several positions in the finance organization of Scitex Europe. Prior to joining Scitex, Mr. Kremer held various positions in the budgeting department of the Israeli Finance ministry. Mr. Kremer holds a B.A. in Economics from Hebrew University, Jerusalem, and an M.B.A. degree from INSEAD, France.

    MIRIAM TAL has served as NUR's Vice President of Logistics and Operations since March 2000. Ms. Tal has also served as Director of NUR Pro Engineering since September 2000. Prior to becoming Chief of Operations, Mrs. Tal served at NUR as Corporate Logistics Manager since March 2000. Prior to joining NUR, from 1996 to 2000, Ms. Tal served as Director of Operations at Neuromedical
Systems Inc. From 1991 to 1996, Mrs. Tal served in various positions in the Manufacturing Support and Purchasing Divisions of Comverse Network
Systems, Inc. and Intel Corporation. Ms. Tal holds a B.A. in Business and Economics from Hebrew University, Jerusalem, and an M.B.A. degree from Bar-Ilan University, Ramat-Gan, Israel.

    ELIAHU SHALEV has served as Vice President of Research and Development since March 2001. Prior to joining NUR, from April 2000 to February 2001, Mr. Shalev served as corporate Vice President of CreoScitex, heading the Output Division in Herslia and Vancouver. From May 1981 to March 2000, Mr. Shalev served in various research and development management positions with Scitex Corporation Ltd.
Mr. Shalev holds a BSC in Electrical Engineering from Ben Gurion University in Israel and an MSC in Electrical Engineering from Technion Haifa. He also holds an M.B.A. degree from Tel Aviv University.

    RON MICHAEL has served as NUR's Vice President of Marketing since
June 1999. Prior to joining NUR, from 1997 to 1999, Mr. Michael served as Managing Director of Hygiene Products Ltd., a McCarthy Group company. Prior to that he held several positions within Strategic Business Development ("SBD"), an Israeli strategy consulting firm. The last position he held at SBD was Senior Project Manager, specializing in structural business moves. Prior to that, he founded and served as Managing Director of Esprit Promotion Systems Ltd., a company specializing in the development and sales of direct marketing data bases. Mr. Michael holds a B.A. in Business Administration from Tel-Aviv College of Administration, an LL.B. degree in Law from Tel-Aviv University and an M.B.A. degree from INSEAD France.

    HUGO R. CHAUFAN has served as a Director of NUR since September 1999. Until December 31, 2000, Dr. Chaufan was President of ISAL Amlat Investments
(1993) Ltd., Managing Director and co-founder of Isal Investments Co. N.V., Isal Holland B.V. and Isal Nadlan (1994) Ltd. Dr. Chaufan is Chairman of the Board of Directors of Project Glilot Ltd., Poster Media (Israel) Ltd., Ain Pei Arutzei pirsum Ltd., Shnapp Industries Ltd., Sivan Plastic Industries 1991 Ltd.,
Cargal Ltd. and Chemipal Ltd. Prior to becoming Managing Director of Isal Amlat Investments Co. N.V. in 1987, Dr. Chaufan held the position of Chief Executive Officer of Israel Chemical Industries Ltd., after holding senior management positions, including Deputy Director of the Budget Department of the Ministry of Finance. Dr. Chaufan holds degrees in Accountancy and Certified Accountancy, and a Ph.D. in Economics.

    ROBERT F. HUSSEY has served as a Director of NUR since September 1997.
Mr. Hussey is a private investor. From June 1991 to April 1997, Mr. Hussey served as the President and Chief Executive Officer of Metrovision of North America Inc. Prior thereto, from 1984 to 1991, Mr. Hussey served as the President, Chief Executive Officer and Director of POP Radio Corp., a company which he helped form. From 1979 to 1984, Mr. Hussey served as the Vice President/Management Supervisor for Grey Advertising, Inc. Mr. Hussey holds a B.S. in Finance from Georgetown University and an M.B.A. in International Finance from George Washington University. Mr. Hussey is also a director of Digital Data Networks, Inc., The New World Power Corporation, Digital Lightwave, Inc. and TheNetDigest.com, Inc., all of which are publicly held corporations.

    ORIT LEITMAN has served as an External Director of NUR since November 2000. Ms. Leitman has served as V.P. Finance of Paradigm Geophysical Ltd. since
April 1999. From 1992 to 1999, Ms. Leitman served as Corporate Treasurer of Scitex Corporation Ltd. Ms. Leitman holds a B.A. in Economics from Tel-Aviv University and an M.B.A. from the Tel-Aviv University.

    GIDEON SHENHOLZ has served as an External Director of NUR since
November 2000. Mr. Shenholz has served as the Managing Director of Pegasus Technologies Ltd. since October 1995. Mr. Shenholz is one of the two founders of Pegasus Technologies Ltd., established in 1991, and one of the major shareholders in Pegasus Technologies Ltd. Prior thereto, from 1988 to 1991,
Mr. Shenholz was a consultant in electronic warfare (EW), mainly to Tadiran Systems Ltd (EW division). From 1981 to 1988, Mr. Shenholz served as a senior manager in Tadiran Systems Ltd (EW division). Mr. Shenholz holds a B.Sc. Degree in Electronic Engineering from Technion, Haifa (1976) and a B.A. degree in Psychology from Tel-Aviv University (1982).

COMPENSATION OF OFFICERS AND DIRECTORS

    In the year ended December 31, 2000, the aggregate compensation paid by NUR to the executive officers and directors of NUR (a total of 10 persons) amounted to approximately $1.2 million. This amount includes the amount of compensation paid and benefits in kind granted to these persons by NUR and our subsidiaries.

    The executive officers of NUR received part of the compensation set forth above under NUR's Management by Objectives (MBO) Compensation Plan. The MBO sets annual individual goals to be achieved by the executive officers throughout the year. The percentage of individual achievement determines the percent of the MBO bonus paid to each executive officer. The MBO plan for the benefit of NUR's Chief Executive Officer is administered by the Stock Option and Compensation Committee. The MBO plan for the benefit of the other executive officers is administered by the Chief Executive Officer. A portion of the bonus amounts is paid in cash in the year for which they are awarded and the balance is paid in cash in the year following the financial year for which they are awarded.

    In addition, a total of 599,167 options have been granted to executive officers and directors to purchase ordinary shares. The options granted had a weighted average exercise price of $7.04 and have expiration dates ranging from 2007 to 2011.

    Pursuant to an employment agreement, Mr. Erez Shachar, in his capacity as President and Chief Executive officer of NUR, earned an annual salary of $210,000 from January through June 2000. On July 1, 2000, pursuant to the terms of the employment agreement, Mr. Shachar's annual salary was increased to $240,000. Mr. Shachar also received a bonus in the year 2000 of $50,000 in recognition of his contribution to the acquisition of the business of Salsa Digital, Ltd. In addition, Mr. Shachar received a bonus of $26,000 in the year 2000 for on target performance based on NUR's MBO plan. For the year 2000, under the 1997 Stock Option Plan, Mr. Shachar was granted options to purchase 30,000 ordinary shares at an exercise price of $10.875 per share. The options will be exercisable until 2010 and will vest as follows: 10,000 on October 10, 2001, 10,000 on October 10, 2002 and 10,000 on October 10, 2003. In addition, for various services rendered to NUR Europe S.A. and NUR Media Solutions S.A. by Sorly Ltd., a company wholly owned by Erez Shachar, NUR Europe S.A. and NUR Media Solutions S.A. each paid Sorly Ltd. the sum of $9,250 per quarter during 2000.

    We pay our non-employee and external Board members remuneration for their services as directors. This remuneration includes an annual payment of $8,000 and additional payments of approximately $500 per meeting and $250 per committee meeting. The Chairman of the Board and Chairman of any committee are also entitled to receive an additional annual fee of $5,000. Each non-employee and non-external Board member also receives an annual grant of options to purchase 10,000 ordinary shares under the conditions set forth in NUR's 1998 Non-Employee Director Share Option Plan. Directors who are also employees do not receive additional compensation for serving as directors. The members of the Board do not receive any additional remuneration upon termination of their services as directors.

OUTSTANDING OPTIONS AND WARRANTS

    As of December 31, 2000, NUR had outstanding options under NUR's stock option plans to purchase a total of 2,403,199 of our ordinary shares. Of such options, 95,900 have been issued under the 1995 Flexible Stock Incentive Plan, 1,521,766 have been issued under the 1997 Stock Option Plan, 108,333 have been issued under the 1998 Non-Employee Director Share Option Plan and 677,200 have been issued under the 2000 Stock Option Plan. The options granted under the 1995 Plan, the 1997 and the 2000 Plan are subject to various vesting requirements and have been issued at exercise prices ranging from $1 to $14.25 per share with various expiration dates. The options granted under the 1998 Plan have an exercise price ranging from $2.75 to $13.50 per share, are not subject to vesting requirements, with various expiration dates. See Note 16 to NUR's consolidated financial statements included as a part of this annual report on Form 20-F.

    As of December 31, 2000, NUR had outstanding warrants exercisable into a total of 132,411 ordinary shares. Of such warrants, (i) 55,000 were issued to Josephthal & Co., Inc. as placement agent in connection with NUR's private placement between September and December 1997, (ii) 25,000 were issued to Cruttenden Roth Incorporated in connection with its role as "qualified independent underwriter" in a registration of ordinary shares on behalf of certain selling security holders, (iii) 15,000 were issued to Zamir & Barak in partial consideration for legal services rendered on behalf of NUR and
(iv) 37,411 were issued to Investec Clali Trust Company Ltd. as placement agent in connection with NUR's private placement in September 2000. The Josephthal private placement warrants are exercisable at $1.00 per share no later than September and December 2002. The Cruttenden Roth warrants are exercisable at $4.50 per share from February 2000 to February 2004. The Zamir & Barak warrants are exercisable at $2.75 per share from January 2000 to January 2004. The Investec Clali warrants are exercisable at $13.365 no later than September 2005. Dan Purjes, the Chairman of NUR, is also the Chairman of Josephthal. See "ITEM 7: Major Shareholders and Related Party Transactions."

    Of the options and warrants described above, directors and executive officers of NUR hold options and warrants to purchase an aggregate of 599,167 ordinary shares called for by such securities.

1995 FLEXIBLE STOCK INCENTIVE PLAN

    In 1995, NUR adopted the 1995 Flexible Stock Incentive Plan which provides for grants of stock options to employees of and consultants to NUR. Options to purchase an aggregate of 500,000 ordinary shares were originally available for grant under the 1995 Flexible Stock Incentive Plan, as amended, including service options for future services, options for performance, and options to consultants for service or performance.

    NUR's 1995 Flexible Stock Incentive Plan provides that it may be administered by the Board or by a committee appointed by the Board and is currently administered by the Stock Option and Compensation Committee subject to Board approval. The Board determines the employees and consultants who are granted options under the 1995 Flexible Stock Incentive Plan, the timing of such grants, the terms thereof and the number of shares to be covered thereby. The Board also determines the exercise price for ordinary shares subject to the performance and consultants options under the 1995 Flexible Stock Incentive Plan and the exercise price for the service options; provided that in no case shall the exercise price of any service option be less than 80% of the fair market value of such ordinary shares at the date of grant. Service options usually vest over a four-year period. One-third of the service options vest after the second annual anniversary of the date of grant with an additional one-third vesting on the third and fourth anniversary of the date of grant, respectively. Performance options vest under the same terms as applicable to the service options. Consultants options vest over a specified period of time based on past or future services rendered or performance targets to be achieved by NUR as determined by the Board. Notwithstanding the foregoing, the consultants options expire ten years following the date of grant. No option may be assigned or transferred except by will or the laws of descent and distribution.

    Under the 1995 Flexible Stock Incentive Plan, for Israeli employees, options and ordinary shares issuable upon the exercise of options granted to Israeli employees of NUR can be held in a trust until the payment of all taxes due with respect to the grant and exercise (if any) of such options.

1997 STOCK OPTION PLAN

    In 1997, NUR adopted the 1997 Stock Option Plan which provides for grants of stock options to employees, directors of NUR and consultants to NUR. Options to purchase an aggregate of 2,200,000 ordinary shares were originally available for grant under the 1997 Stock Option Plan, as amended.

    The 1997 Stock Option Plan provides that it is to be administered by the Board or by a committee appointed by the Board and is currently administered by the Stock Option and Compensation Committee subject to Board approval. The Board has broad discretion to determine the persons entitled to receive options under the 1997 Stock Option Plan, the terms and conditions on which options are granted, and the number of ordinary shares subject thereto, up to the maximum aggregate amount permitted under the 1997 Stock Option Plan. The Board also has discretion to determine the purchase price to be paid upon the exercise of an option granted under the 1997 Stock Option Plan.

    The exercise price of the option shares under the 1997 Stock Option Plan is determined by the Board; provided, however, that the exercise price of any option granted shall not be less than eighty percent (80%) of the stock value at the date of grant of such options. The stock value at any time is equal to the then current fair market value of NUR's ordinary shares. For purposes of the 1997 Stock Option Plan, the fair market value means, as of any date, the last reported sale price, on such date, of the ordinary shares on such principal securities exchange of the most recent prior date on which a sale of the ordinary shares took place.

    The Board determines the term of each option granted under the 1997 Stock Option Plan; provided, however, that the term of an option shall not be for more than ten (10) years. Upon termination of employment, all unvested options lapse. Pursuant to the 1997 Stock Option Plan, options shall vest over a three-year period, provided that the Board may determine different vesting schedules.

    The options granted are subject to restrictions on transfer, sale, or hypothecation. All options and ordinary shares issuable upon the exercise of options granted to Israeli employees of NUR are held in trust for a minimum of two years in accordance with Section 102 of the Israel Income Tax Ordinance.

1998 NON-EMPLOYEE DIRECTOR SHARE OPTION PLAN

    In 1998, NUR adopted the 1998 Non-Employee Director Share Option Plan to provide for grants of options to purchase ordinary shares to non-employee directors of NUR. The 1998 Plan is administered by the Non-Employee Directors Share Option Committee subject to Board approval. An aggregate amount of not more than 250,000 ordinary shares is reserved for grants under the 1998 Plan. The 1998 Plan will expire on December 8, 2008 (10 years after adoption), unless earlier terminated by the Board.

    Under the 1998 Non-Employee Director Share Option Plan, each non-employee director that served on the 1998 "Grant Date," as defined below, automatically received an option to purchase 10,000 ordinary shares on such Grant Date and will receive an option to purchase an additional 10,000 ordinary shares on each subsequent Grant Date thereafter provided that he or she is a non-employee director on the Grant Date and has served as such for the entire period since the last Grant Date. The "Grant Date" means, with respect to 1998, October 26, 1998, and with respect to each subsequent year, August 1. Directors first elected or appointed after the 1998 Grant Date, will automatically receive on such director's first day as a director an option to purchase up to 10,000 ordinary shares prorated based on the number of full months of service between the prior Grant Date and the next Grant Date. Each such non-employee director would also automatically receive, as of each subsequent Grant Date, an option to purchase 10,000 ordinary shares provided he or she is a non-employee director on the Grant Date and has served for the entire period since the last Grant Date.

    The exercise price of the option shares under the 1998 Plan is 100% of the fair market of such ordinary shares at the date of grant of such options. The fair market value means, as of any date, the average closing bid and sale prices of the ordinary shares for the date in question as furnished by the National Association of Securities Dealers, Inc. through Nasdaq or any similar organization if Nasdaq is no longer reporting such information, or such other market on which the ordinary shares are then traded, or if not then traded, as determined in good faith (using customary valuation methods) by resolution of the members of the Board of Directors of NUR, based on the best information available to it. The exercise price is required to be paid in cash.

    The term of each option granted under the 1998 Non-Employee Director Share Option Plan is ten (10) years from the applicable Date of Grant. All options granted vest immediately after issuance.

    The options granted would be subject to restrictions on transfer, sale or hypothecation. All options and ordinary shares issuable upon the exercise of options granted to the non-employee directors of NUR could be withheld until the payment of taxes due with respect to the grant and exercise (if any) of such options.

2000 STOCK OPTION PLAN

    In 2000, NUR adopted the 2000 Stock Option Plan to provide for grants of service and non-employee options to purchase ordinary shares to officers, employees, directors and consultants of NUR. The 2000 Stock Option Plan provides that it may be administered by the Board or by a committee appointed by the Board and is currently administered by the Stock Option and Compensation Committee subject to the Board approval. An aggregate amount of not more than 1,000,000 ordinary shares is reserved for grants under the 2000 Stock Option Plan. The 2000 Stock Option Plan will expire on August 31, 2008, unless previously terminated or extended by the Board.

    The Board has broad discretion to determine the persons entitled to receive options under the 2000 Stock Option Plan, the terms and conditions on which options are granted, and the number of ordinary shares subject thereto. The exercise price of the option shares under the 2000 Stock Option Plan is determined by the Board; provided, however, that the exercise price of any option granted shall not be less than eighty percent (80%) of the stock value at the date of grant of such options. The stock value at any time is equal to the then current fair market value of NUR's ordinary shares. For purposes of the 2000 Stock Option Plan, the fair market value means, as of any date, the last reported sale price, on such date, of the ordinary shares on such principal securities exchange of the most recent prior date on which a sale of the ordinary shares took place.

    The Board determines the term of each option granted under the 2000 Stock Option Plan; provided, however, that the term of an option shall not be for more than ten (10) years. Upon termination of employment, all unvested options lapse. All options granted vest over a three to four-year period at the discretion of the Board. One third of such options vest after the first or second anniversary of the date of grant, one third after the second or third anniversary, and the final third after the third or fourth anniversary of the date of grant. Notwithstanding the foregoing, the Board may determine different vesting schedules for consultant options in special circumstances.

    The options granted are subject to restrictions on transfer, sale or hypothecation. Under the 2000 Stock Option Plan, for Israeli employees, options and ordinary shares issuable upon the exercise of options granted to Israeli employees of NUR can be held in a trust until the payment of all taxes due with respect to the grant and exercise (if any) of such options.

INDEMNIFICATION OF EXECUTIVE OFFICERS AND DIRECTORS

    The Israeli Companies Law, 5759-1999, authorizes NUR to indemnify an officer or director for (a) monetary liability imposed upon him or her in favor of other persons pursuant to a court judgment, including a compromise judgment or an arbitrator's decision approved by a court, and (b) reasonable litigation expenses, including attorneys' fees, actually incurred by him or her imposed upon him or her by a court, in an action, suit or proceeding brought against him or her by or on behalf of the company or other persons, or in connection with a criminal action that does not require criminal intent in which he or she was convicted, in each case in connection with his or her activities as an office holder.

    In addition, a policy of directors' and officers' liability insurance is maintained by us that insures our directors and officers and those of our subsidiaries against liability incurred by, arising from or against them for certain of their acts, errors or omissions.

BOARD PRACTICES

    TERMS OF DIRECTORS

    The Board of Directors currently consists of six members, including two external directors. Unless otherwise prescribed by resolution, the Board shall consist of not less than four (4) nor more than twelve (12) directors. The members of the Board are elected annually at NUR's general meeting and remain in office until the next annual general meeting of NUR, unless the director has previously resigned, vacated his office, or was removed in accordance with NUR's Articles of Association. In addition, the Board may elect additional members to the Board. The members of the Board do not receive any additional remuneration upon termination of their services as directors.

    Pursuant to the Companies Law, the two external directors of the Board serve for a period of three (3) years unless their office is vacated earlier in accordance with NUR's then current Articles of Association and the Companies Law.

    ALTERNATE DIRECTORS

    The Articles of Association provide that, subject to the Board's approval, a director may appoint an individual, by written notice to NUR, to serve as an alternate director. The following persons may not be appointed nor serve as an alternate director: (i) a person not qualified to be appointed as a director,
(ii) an actual director, or (iii) another alternate director. Any alternate director shall have all of the rights and obligations of the director appointing him or her, except the power to appoint an alternate (unless the instrument appointing him or her expressly provides otherwise). The alternate director may not act at any meeting at which the director appointing him or her is present. Unless the appointing director limits the time period or scope of any such appointment, such appointment is effective for all purposes and for an indefinite time, but will expire upon the expiration of the appointing director's term. There are currently no alternate directors.

COMMITTEES OF THE BOARD OF DIRECTORS

    APPROVAL OF CERTAIN TRANSACTIONS UNDER THE ISRAELI COMPANIES LAW; AUDIT
     COMMITTEE

    The Companies Law requires disclosure by an "Office Holder" (as defined below) to NUR in the event that an Office Holder has a direct or indirect personal interest in a transaction to which NUR intends to be a party, and codifies the duty of care and fiduciary duties which an Office Holder has to NUR. An "Office Holder" is defined in the Companies Law as a director, general manager, chief business manager, vice general manager, other manager directly subordinate to the general manager and any other person assuming the responsibilities of any of the foregoing positions without regard to such person's title.

    The Companies Law requires that certain transactions, actions and arrangements must be approved by the Audit Committee, by the Board and, in certain circumstances, by the shareholders of NUR. NUR is also required to maintain the Audit Committee as a result of the inclusion for quotation of the ordinary shares on the Nasdaq National Market. The Audit Committee must be composed of members of the Board who are not employees of NUR, the external directors and the majority of members of the Audit Committee may not be holders, directly or indirectly through family members, of more than five percent of the ordinary shares.

    NUR's Audit Committee currently consists of Orit Leitman, Gideon Shenholz, Hugo Chaufan and Robert F. Hussey. Approval by the Audit Committee and the Board is required for (i) proposed transactions to which NUR intends to be a party in which an Office Holder has a direct or indirect personal interest, (ii) actions or arrangements which may otherwise be deemed to constitute a breach of fiduciary duty or of the duty of care of an Office Holder to NUR,
(iii) arrangements with directors as to the terms of office or compensation, and
(iv) indemnification of Office Holders. Arrangements with directors as to the terms of their service or compensation also require shareholder approval. All arrangements as to compensation of Office Holders who are not directors require approval of the Board. In certain circumstances, the matters referred to in (i),
(ii), and (iv) may also require shareholder approval.

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

    The requirements of The Nasdaq Stock Market, Inc. provide that the Audit Committee reports, among other things, that it has reviewed and discussed the consolidated financial statements for the year ended December 31, 2000 with the management of NUR.

    The Audit Committee has discussed with the independent auditor the matters covered by Statement on Auditing Standards No. 61, as well as the independence of the independent auditor and was satisfied as to the independent auditor's compliance with said standards.

    STOCK OPTION AND COMPENSATION COMMITTEE

    In March 1998, NUR established a Stock Option and Compensation Committee to administer NUR's stock option plans, other than the 1998 Non-Employee Director Share Option Plan. The Stock Option and Compensation Committee is charged with administering and overseeing the allocation and distribution of stock options under the approved stock option plans of NUR and the approval of the NUR's executive officer's annual compensation. The Companies Law provides that the Board is not entitled to delegate to Board committees its power, among other things, to allocate shares or securities convertible into shares of NUR. Accordingly, all recommendations of the Stock Option and Compensation Committee are subject to the Board approval. The Stock Option and Compensation Committee is presently composed of three members: Dan Purjes, Hugo Chaufan and Robert F. Hussey.

    NON-EMPLOYEE DIRECTOR SHARE OPTION PLAN COMMITTEE

    In February 1999, NUR established a committee to administer the NUR's 1998 Non-Employee Director Share Option Plan (the "NEDSOP Committee"). The NEDSOP Committee is charged with administering and overseeing the allocation and distribution of stock options under the 1998 Non-Employee Director Share Option Plan. The Companies Law provides that the Board is not entitled to delegate to Board committees its power, among other things, to allocate shares or securities convertible into shares of NUR. Accordingly, the Non-Employee Director Share Option Plan Committee recommendations are subject to the Board's approval. The NEDSOP Committee is presently composed of one member: Erez Shachar.

EMPLOYEES

    As of December 31, 2000, we had 528 employees and independent contractors devoting substantially all of their time to us. Of these individuals, 106 were in sales and marketing, 80 were in research and development, 111 were in customer support and, 135 were in operations and production and 96 were in finance and administration. During the 12-month period ended December 31, 2000, we added approximately 300 employees. Approximately 110 of these individuals were previously employed by Salsa Digital, Ltd. and moved to NUR when we acquired substantially all of the assets and related liabilities of Salsa Digital, Ltd. in July 2000. As of December 31, 2000, we had 122 employees located in Israel, 99 employees located in Belgium, 215 employees located in the U.S. and 92 employees located in Asia Pacific. NUR has recently announced a restructuring plan of its U.S. operations that is anticipated to result in a reduction in its workforce. See "ITEM 5: Operating and Financial Review and Prospects--Restructuring Plan." We believe our relations with employees are satisfactory.

SHARE OWNERSHIP

    The following table sets forth certain information regarding the beneficial ownership of NUR's ordinary shares as of March 31, 2001 of (i) each director of NUR and (ii) each executive officer of NUR. All of the information with respect to beneficial ownership of the ordinary shares is given to the best of NUR's knowledge and has been furnished in part by the respective directors and executive officers.

                                                   NUMBER OF SHARES
NAME OF BENEFICIAL OWNER                         BENEFICIALLY HELD(1)            PERCENT OF CLASS
------------------------                ---------------------------------------  ----------------
Dan Purjes(2).........................                 4,733,171                       32.4%
Erez Shachar(3).......................                  229,067                         1.5%
Hilel E. Kremer.......................                     *                              *
Miriam Tal............................                     *                              *
Eliahu Shalev.........................                     *                              *
Ron Michael...........................                     *                              *
Hugo R. Chaufan.......................                     *                              *
Robert F. Hussey......................                     *                              *
Orit Leitman..........................                     *                              *
Gideon Shenholz.......................                     *                              *

------------------------

- Less than one percent of the outstanding ordinary shares.

(1) As used in this table, "beneficial ownership" means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security. For purposes of this table, a person is deemed to be the beneficial owner of securities that can be acquired within 60 days from March 31, 2001 through the exercise of any option or warrant. Ordinary shares subject to options or warrants that are currently exercisable or exercisable within 60 days are deemed outstanding for computing the ownership percentage of the person holding such options or warrants, but are not deemed outstanding for computing the ownership percentage of any other person. The amounts and percentages are based upon 14,593,452 ordinary shares outstanding as of March 31, 2001.

(2) Mr. Purjes beneficially owned 4,536,263 ordinary shares of NUR, or
    35.8 percent of the NUR's ordinary shares, as of April 5, 2000. Mr. Purjes beneficially owned 4,285,151 ordinary shares of NUR, or 37.3 percent of NUR's ordinary shares, as of April 16, 1999.

(3) Includes 196,067 options that are exercisable within 60 days of March 31, 2001.

    The directors and officers of NUR hold, in the aggregate, options and warrants exercisable into 599,167 ordinary shares. Under the 1998 Non-Employee Director Share Option Plan, each of Messrs. Robert Hussey and Dan Purjes, both of whom are directors of NUR, were granted on October 26, 1998 an option to purchase 10,000 ordinary shares, and on August 1, 1999, they were granted an additional option to purchase 10,000 ordinary shares. Mr. Hugo Chaufan, a director, was granted an option to purchase 8,333 ordinary shares of NUR on October 1, 1999. Messrs. Robert Hussey, Dan Purjes and Hugo Chaufan were granted on August 1, 2000 an option to purchase 10,000 ordinary shares. The exercise price for the underlying shares of such options is the fair market value (as defined in the 1998 Non-Employee Director Share Option Plan) of the ordinary shares of NUR at the date of grant. These options expire ten (10) years from the date of grant.

ITEM 7:  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

    The following table sets forth information regarding the beneficial ownership of NUR's ordinary shares as of March 31, 2001, by each person known by NUR to be the beneficial owner of more than

5% of our outstanding ordinary shares. Each of our shareholders has identical voting rights with respect to its shares. All of the information with respect to beneficial ownership of the ordinary shares is given to the best of NUR's knowledge and has been furnished in part by the beneficial owner.

                                                       ORDINARY SHARES     PERCENTAGE OF ORDINARY SHARES
                                                      BENEFICIALLY OWNED      BENEFICIALLY OWNED (1)
                                                      ------------------   -----------------------------
Dan Purjes(2).......................................      4,733,171                    32.4%
Isal Amlat Investment (1993) Ltd....................        759,600                     5.2%

------------------------

(1) Based on a total of 14,593,452 ordinary shares outstanding as of March 31, 2001.

(2) Dan Purjes is Chairman of NUR. Mr. Purjes beneficially owned 4,536,263 ordinary shares of NUR, or 35.8 percent of NUR's ordinary shares, as of April 5, 2000. Mr. Purjes beneficially owned 4,285,151 ordinary shares of NUR, or 37.3 percent of NUR's ordinary shares, as of April 16, 1999.

    As of May 7, 2001, there were 106 record holders of ordinary shares, of which 61 represented United States record holders holding approximately 89.2% of the outstanding ordinary shares of NUR.

RELATED PARTY TRANSACTIONS

    For various services rendered to NUR Europe S.A. and NUR Media Solutions S.A. by Sorly Ltd., a company wholly owned by Erez Shachar, NUR Europe S.A. and NUR Media Solutions S.A. each paid Sorly Ltd. the sum of $9,250 per quarter during 2000.

    See "ITEM 10: Additional Information--Material Contracts" and Note 15 to NUR's consolidated financial statements, which are included as a part of this annual report, for a further discussion of transactions and balances with related parties.

INTERESTS OF EXPERTS AND COUNSEL

    Not Applicable.

ITEM 8:  FINANCIAL INFORMATION

    See pages F-1 to F-39.

ITEM 9:  THE OFFER AND LISTING

    Not Applicable, except for ITEMS 9A(4) and Item 9C, which are detailed below.

    NUR's ordinary shares are quoted on the Nasdaq National Market under the symbol "NURM." NUR's ordinary shares have been traded on the Nasdaq National Market since October 1995.

    The prices set forth below are high and low closing bid prices for the ordinary shares of NUR as reported by Nasdaq National Market for the fiscal year ended December 31 of each year indicated below, as of the end of each fiscal quarter indicated below, and for each month for the six-month period ending April 30, 2001. Such quotations reflect inter-dealer prices, without retail markup, markdown, or commission and may not necessarily represent actual transactions.

YEAR                                                          HIGH       LOW
----                                                        --------   --------
1996......................................................   5.125      1.5
1997......................................................   2.25       1
1998......................................................   4.5        1.625
1999......................................................  13          2.375
2000......................................................  21          7.3125

QUARTER                                                       HIGH       LOW
-------                                                     --------   --------
1999:
First Quarter.............................................   3.75       2.37
Second Quarter............................................   6.625      2.75
Third Quarter.............................................   9.5        5.4375
Fourth Quarter............................................  13          7.125

2000:
First Quarter.............................................  21         10.25
Second Quarter............................................  17.25      11.5
Third Quarter.............................................  15.9375    12.6875
Fourth Quarter............................................  15         7.3125

2001:
First Quarter.............................................   9          5.9375

MOST RECENT SIX MONTHS                                        HIGH       LOW
----------------------                                      --------   --------
April 2001................................................   5.7812     3.75
March 2001................................................   9          5.9375
February 2001.............................................   9.75       7.375
January 2001..............................................   9.625      6.25
December 2000.............................................  12.5        7.3125
November 2000.............................................  15         10.875

    NUR does not anticipate that it will pay any cash dividend on its ordinary shares in the foreseeable future. Dividends, if any, will be paid in NIS. Dividends paid to shareholders outside Israel will be converted to U.S. dollars, on the basis of the exchange rate prevailing at the date of payment. NUR has determined that it will not distribute dividends out of tax-exempt profits.

ITEM 10:  ADDITIONAL INFORMATION

SHARE CAPITAL

    Not applicable.

MEMORANDUM OF ASSOCIATION AND AMENDED AND RESTATED ARTICLES OF ASSOCIATION

    Set forth below is a brief description of certain provisions contained in the Memorandum of Association, the Amended and Restated Articles of Association as well as certain statutory provisions of Israeli law. The Memorandum of Association and the Articles have been filed as exhibits to this annual report or incorporated by reference herein. The description of certain provisions does not purport to be a complete summary of these provisions and is qualified in its entirety by reference to such exhibits.

AUTHORIZED SHARE CAPITAL

    The authorized share capital of NUR is NIS fifty million (50,000,000), divided into fifty million ordinary shares.

PURPOSE AND OBJECTIVE

    Pursuant to Section 3.1 of NUR's Articles, our objective is to undertake any lawful activity, including any objective set forth in our Memorandum of Association. Pursuant to Section 3.2 of our Articles, our purpose is to operate in accordance with commercial considerations with the intentions of generating profits.

BOARD OF DIRECTORS

    Under the Israeli Companies Law, 5759-1999, the Board is authorized to set NUR's strategy and supervise the performance of the duties and actions of NUR's Chief Executive Officer. The Board may not delegate to a committee of the Board or the Chief Executive Officer the right to decide on certain of the authorities vested with it, including determination of NUR's strategy, distributions, issuances of securities and approval of financial reports. The powers conferred upon the Board are vested in the Board as a collective body and not in each one or more of the directors individually. Unless otherwise set forth in a resolution of the shareholders, the Board shall consist of not less than four
(4) nor more than twelve (12) directors (including any external directors whose appointment is mandated under the Companies Law).

    The directors are elected annually at a general meeting of shareholders and remain in office until the next annual meeting at which time they shall retire, unless their office is previously vacated as provided in the Articles. A retiring director may be reelected. If no directors are elected at the annual meeting, all of the retiring directors remain in office pending their replacement at a general meeting. Holders of the ordinary shares do not have cumulative voting rights in the election of directors. Consequently, the holders of ordinary shares in the aggregate conferring more than 50% of the voting power represented in person or by proxy will have the power to elect all the directors. Pursuant to the Israeli Companies Law, publicly traded companies must appoint two external directors to serve on their Board of Directors and Audit Committee. The external directors are appointed for a 3-year term. The election of external directors requires the vote of the majority of the voting power represented at the meeting, provided that either (i) such a majority includes at least one third of the shareholders present who do not qualify as controlling shareholders (as such term is defined in the Israeli Companies Law) or (ii) the aggregate number of shares held by non-controlling shareholders voting at the meeting against such election does not exceed one percent of the outstanding voting rights of the company.

    Subject to the provisions of Israeli Companies Law, the Board may approve each of the following transactions that are not detrimental to the best interest of NUR: (i) a transaction to which NUR is a party to, and in which an officer of NUR has an interest; (ii) a transaction between NUR and an officer of NUR;
(iii) a private offer of NUR's securities to a holder of five percent (5%) or more of NUR's shares; or (iv) such other transactions that require special approval pursuant to the Companies Law. In the event of an extraordinary transaction or the approval of the terms of service or employment (including any waiver, insurance or indemnification) of an officer of NUR, such transaction shall require additional approvals of the Audit Committee, or of the Audit Committee and of a meeting of shareholders, by regular or special majority, all as stipulated by the Companies Law. Any officer who has an interest in a transaction shall not participate in the meeting of the Board or Audit Committee in which such transaction is considered and shall not vote in such meeting, provided that if the majority of the members of the Board or the Audit Committee have an interest in the transaction, they may attend and vote at the meeting and then the transaction must also be approved by a general meeting.

    No person shall be disqualified to serve as a director by reason of his not holding shares in NUR. Additionally, there is no age limit for the retirement of directors.

RIGHTS OF SHAREHOLDERS

    No preemptive rights are granted to holders of ordinary shares under the Articles or the Israeli Companies Law. Each ordinary share is entitled to one vote on all matters to be voted on by shareholders, including the election of directors. Non-residents of Israel may freely hold and trade the ordinary shares pursuant to general and specific permits issued under Israel's Currency Control Law, 1978. Neither the Memorandum of Association nor the Articles make any distinction between residents and non-residents of Israel with respect to the ownership of ordinary shares. The Memorandum of Association, the Articles and Israeli law do not make any distinction between residents and non-residents of Israel with respect to the voting rights related thereto.

    An annual meeting of shareholders must be held once in every calendar year at such time (within a period of not more than fifteen months after the last preceding annual meeting) and at such place as may be determined by the Board. The Board may, at any time, convene general meetings of shareholders, and shall be obligated to do so upon receipt of a requisition in writing in accordance with Israeli law. Prior to any general meeting a written notice thereof shall be delivered to all registered holders and to all other persons entitled to attend, and shall be otherwise made public as required by Israeli law.

    Two or more members present in person or by proxy and holding shares conferring in the aggregate more than 33 1/3% of the total voting power attached to our shares shall constitute a quorum at general meetings. If a meeting is adjourned due to the lack of a quorum, one or more shareholders, holding not less than 33 1/3% of all the outstanding voting power attached to the ordinary shares, present in person or by proxy at the subsequent adjourned meeting, will constitute a quorum. Unless provided otherwise by the terms of issue of the shares, no member shall be entitled to be present or vote at a general meeting (or to be counted as part of the quorum) unless all amounts due as of the date designated for same general meeting with respect to his shares were paid. To be deemed adopted, a resolution requires the affirmative vote of shareholders present and holding in person or by proxy a majority of the shares present. Certain resolutions (for example, a resolution to amend the Articles or the Memorandum of Association) require the affirmative vote of shareholders present in person or by proxy and holding shares conferring at least 75% of the votes to be deemed adopted.

DIVIDENDS AND PROFITS

    The Board may from time to time, subject to the provisions of Israeli Companies Law, declare and order the payment of a dividend from NUR's accrued profits at the rate it may deem, provided that there is no reasonable concern that payment of such dividend may prevent NUR from meeting its current and expected liabilities when they become due. Subject, if any, to special or restricted rights conferred upon the holders of shares as to dividends, the dividends shall be distributed in accordance with the paid-up capital of the company attributable to the shares for which the dividend has been declared. Our obligation to pay dividends or any other amount in respect of shares, may be set-off against any indebtedness, however arising, liquidated or non-liquidated, of the person entitled to receive the dividend. Any dividend unclaimed within the period of seven years from the date stipulated for their payment, shall be forfeited and returned to us, unless otherwise directed by the Board. In the event of the winding up of the company, then, subject to provisions of any applicable law and to any special or restricted rights attached to a share, our assets in excess of our liabilities will be distributed among the stockholders in proportion to the paid-up capital attributable to the shares in respect of which the distribution is being made.

MATERIAL CONTRACTS

LOD LEASE AGREEMENT

    We entered into a lease agreement with A. Barzilai Investments and Assets Ltd. and Kamim Investments and Assets Ltd., commencing on November 1, 2000, that provides for monthly rent payments of $63,750, with each rent payment to be paid three months in advance. The lease agreement has an initial term of five years. We have two separate two and one-half year options to extend the lease. The rent for the first option period will increase 6% from the current rental payment. The rent for the second option period will increase 7% from the current rental payment.

NUR PRO ENGINEERING FOUNDERS AGREEMENT

    On September 30, 1999, we entered into a Founders Agreement with Gera Eiron and Ogen DialogiX Ltd. ("Ogen") to form NUR Pro Engineering Ltd., a company established to assemble the NUR Blueboard and NUR Fresco printers, execute development works and, subject to a future agreement, assemble additional printers. Pursuant to the Founders Agreement, NUR Pro Engineering agreed to assemble the first one hundred Fresco printers exclusively and, subject to certain conditions, was provided a right of first refusal with respect to additional assembly of NUR Fresco printers. In order to execute on the assembly of the printers, NUR Pro Engineering engaged in an agreement with ITS Machine Development Ltd. pursuant to which, among other things, NUR Pro Engineering purchased from ITS for $450,000 the fixed assets that ITS previously used in executing the assembly of the Blueboard printers.

    We and Ogen each loaned NUR Pro Engineering $175,000, bearing an annual interest rate of 3%, to be repaid out of NUR Pro Engineering's profits from time to time in such a way that will not harm its management and operations. In addition, we loaned NUR Pro Engineering an additional $100,000, interest free, which is due upon the earlier of 20 years from the grant date or upon the liquidation of NUR Pro Engineering.

    We own fifty percent of the outstanding capital stock of NUR Pro Engineering, and Ogen owns the other fifty percent. Transfer of NUR Pro Engineering's shares by any shareholder is subject to a right of first refusal to the other shareholder as well as tag-along rights. Each shareholder has certain preemptive rights as to the issuance of additional equity of NUR Pro Engineering. Finally, we have the option to purchase the shares owned by Ogen under certain circumstances, and Ogen may force our purchase of such shares under other circumstances.

NUR PRO ENGINEERING ASSEMBLY AGREEMENT

    On October 4, 1999, we entered into an Assembly Agreement with NUR Pro Engineering pursuant to which NUR Pro Engineering has agreed to act as an independent contractor to assemble the NUR Blueboard printers, NUR Fresco printers, machines for laminating wide formats and, if agreed to in the future, other machines. NUR Pro Engineering is entitled to certain payments for the assembly of the NUR Blueboard printers. The consideration for the work on the NUR Fresco Printers, laminating machine or other printers is to be determined by agreement of the parties by adding the direct and indirect costs to NUR Pro Engineering in implementing the work, plus an amount equal to a percentage of such costs. Under the terms of the Agreement, NUR Pro Engineering grants an 18 month warranty for its work, including the mechanical operations of the printers, the functioning of all elements of the printers it supplies, and the assembly of the printers.

    Pursuant to the agreement, we have granted NUR Pro Engineering the exclusive right to assemble the Blueboard printers, including other printers based on the engineering design of such printers. We also granted NUR Pro Engineering the exclusive right to execute the work on the first one hundred NUR Fresco printers, including other printers based on the engineering design of such printers. NUR Pro Engineering has right of first refusal on the additional assembly of NUR Fresco printers upon certain conditions. The agreement remains in force until the later of (a) the termination of the Blueboard work, (b) the termination of the execution of the first one hundred Fresco printers and
(c) the termination of the execution of any additional work given to NUR Pro Engineering. We are entitled to terminate the agreement immediately upon a fundamental violation of the agreement by NUR Pro Engineering, as further set forth in the agreement.

SALSA ASSET PURCHASE AGREEMENT

    On May 17, 2000, we entered into an Asset Purchase Agreement by and among Salsa Digital, Ltd. ("Salsa Digital") and Signtech Japan, Ltd., Salsa Digital DO Brasil, Ltda., Salsa Digital (Guangzhou) Ltd., Salsa Dubai Corp., Salsa Technology Pte Ltd. (collectively, the "Selling Subsidiaries"), and NUR and Salsa Digital Printers Ltd. and Nur Hungary Trading and Software Licensing Limited Liability Company (together the "Purchasing Subsidiaries"). The Asset Purchase Agreement was amended as of June 30, 2000, to, among other things, add NUR Asia Pacific Ltd., NUR Europe S.A. and Encre Consumables B.V. as Purchasing Subsidiaries.

    Pursuant to the Asset Purchase Agreement, the Purchasing Subsidiaries acquired all of the rights, title and interests in Salsa Digital's purchased assets, and acquired an option to purchase the rights, title and interests in all or a portion of the purchased assets held by each Selling Subsidiary, or at our or the Purchasing Subsidiaries' option, 100% of the outstanding capital stock of some or all of the Selling Subsidiaries in lieu thereof. Purchased assets included, without limitation, all cash and cash equivalents, all furniture, fixtures, improvements, equipment and all other tangible personal property, all accounts receivable, all claims and rights relating to the purchased assets, all intellectual property relating to the business of Salsa Digital, all rights and interests under all contracts, leases or permits which the Purchasing Subsidiaries elected to assume, and all other assets except for the excluded assets. Excluded assets included, without limitation, all bank accounts held by Salsa Digital (with certain enumerated exceptions) and certain deposits and prepaid expenses. NUR and the Purchasing Subsidiaries are solely liable for the liabilities related to trade payables, operational liabilities directly relating to the business of Salsa Digital and/or the purchased assets, and as further set forth in the Asset Purchase Agreement. All other liabilities remain the responsibility of Salsa Digital. The purchase price paid was $30,000,005, which consisted of a cash payment of $20,000,000 and the delivery of 666,667 NUR ordinary shares to Salsa Digital. The Purchasing Subsidiaries did not elect to exercise the option to purchase any of the purchased assets or outstanding capital stock of the Selling Subsidiaries. NUR filed a registration statement on Form F-3, which became effective on December 22, 2000, to permit the resale of the shares sold as described above.

EXCHANGE CONTROLS

    Israeli law places limitations on foreign currency transactions and transactions between Israeli and non-Israeli residents, including payment of dividends. The Controller of Foreign Exchange at the Bank of Israel, through permits, may regulate or waive these limitations. As of May 1998, foreign currency transactions are generally permitted, although certain restrictions still apply. Restricted transactions include foreign currency transactions by institutional investors, including futures contracts by foreign residents for periods of more than one month, and investments outside of Israel by pension funds and insurers. Under the permit, all foreign currency transactions must be reported to the Bank of Israel.

TAXATION

CAPITAL GAINS AND INCOME TAXES APPLICABLE TO NON-ISRAELI SHAREHOLDERS

    The following is a summary of the current tax laws of the State of Israel as they relate to NUR and our shareholders. This summary does not discuss all aspects of Israeli tax law that may be relevant to a particular investor in light of his personal investment circumstances or to certain types of investors subject to special treatment under Israeli law (for example, traders in securities, businesses in Israel or persons that own, directly or indirectly, 10% or more of NUR's outstanding voting stock). The following also includes a discussion of certain Israeli government programs benefiting various Israeli businesses such as NUR. To the extent that the discussion is based on new legislation yet to be subject to judicial or administrative interpretation, there can be no assurance that the views expressed herein will accord with any such interpretation in the future. This discussion is not intended and should not be construed as legal or professional tax advice, and does not cover all possible tax considerations.

GENERAL CORPORATE TAX STRUCTURE

    NUR is subject to corporate tax in Israel. Commencing in the tax year 1993 through and including 1996, the regular rate of corporate tax to which Israeli companies are subject decreased by 1% each year, i.e., from 39% in 1993 down to 36% in 1996 and thereafter. However, the effective rate payable by a company which derives income from an "Approved Enterprise" (as further discussed below) may be considerably less. See "--Law for the Encouragement of Capital Investments, 1959."

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

    The Adjustment for Inflation Law introduced a special tax adjustment for the preservation of equity based on changes in the Israeli CPI whereby certain corporate assets are classified broadly into fixed (inflation resistant) assets and non-fixed assets. Where shareholders' equity, as defined in the Adjustment for Inflation Law, exceeds the depreciated cost of fixed assets, a corporate tax deduction which takes into account the effect of inflationary change on such excess is allowed (up to a ceiling of 70% of taxable income for companies in any single tax year, with the unused portion permitted to be carried forward on a linked basis with no ceiling). If the depreciated cost of fixed assets exceeds shareholders' equity, then such excess multiplied by the annual rate of inflation is added to taxable income. Due to the zero inflation that prevailed in Israel in 2000, such adjustments to taxable income will not be required for the year 2000.

    In addition, subject to certain limitations, depreciation on fixed assets and losses carried forward are adjusted for inflation based on changes in the Israeli CPI. The net effect of the Adjustment for Inflation Law on NUR might be that NUR's taxable income, as determined for Israeli corporate tax purposes, will be different than NUR's U.S. dollar income, as reflected in our consolidated financial statements, due to the difference between the annual changes in the CPI and in the NIS exchange rate with respect to the U.S. Dollar, causing changes in the effective tax rate.

LAW FOR THE ENCOURAGEMENT OF INDUSTRY (TAXES), 1969

    NUR currently qualifies as an "Industrial Company" within the definition of the Law for the Encouragement of Industry (Taxes), 1969 (the "Industry Encouragement Law"). According to the Industry Encouragement Law, an "Industrial Company" is a company resident in Israel, which at least 90% of its income of which in any tax year (exclusive of income from any defense loans, capital gains, interest and dividends), is derived from an "Industrial Enterprise" owned by it. An "Industrial Enterprise" is defined by that law as an enterprise whose major activity in a given tax year is industrial production activity.

    Included among the tax benefits for an Industrial Company are deductions of 12.5% per annum of the purchase price of a good-faith acquisition of a patent or of know-how, an election under certain conditions to file a consolidated return and accelerated depreciation rates on equipment and buildings.

    Eligibility for the benefits under the Industry Encouragement Law is not subject to receipt of prior approval from any governmental authority. No assurance can be given that NUR will continue to qualify as an "Industrial Company" or that the benefits described above will be available in the future.

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

    Taxable income of a company derived from an Approved Enterprise designated as such is subject to corporate tax at the rate of 25% or less based on the percentage of foreign ownership of the company (rather than the regular corporate tax rate of 36%) throughout the "Benefit Period"--a period of seven years commencing with the year in which the Approved Enterprise first generated taxable income (limited to the earlier of twelve years from the commencement of production or fourteen years from the date of approval) and under certain circumstances, extending to a maximum of ten years therefrom. In the event a company operates under more than one approved plan or only part of its capital investments are approved (a "Mixed Enterprise"), its effective corporate tax rate is the result of a weighted combination of the various applicable rates.

    In addition, a company owning an Approved Enterprise approval may elect to forego certain government grants for its Approved Enterprise in exchange for an "alternative package" of tax benefits (the "Alternative Package"). Under the Alternative Package, a company's undistributed income derived from an Approved Enterprise will be exempt from corporate tax for a period of between two and ten years, depending on the geographic location of the Approved Enterprise within Israel, and such company will be eligible for the tax benefits under the Investment Law described above for the remainder of the Benefits Period.

    Part of NUR's production facilities have been granted the status of "Approved Enterprise" under the Investment Law, under three separate investment plans. The implementation of the investments under the first plan was completed in 1993. The implementation of the second plan was finalized in 1999. NUR's application for a third plan was approved in 2000.

    According to the provisions of the Investment Law, NUR chose to enjoy "alternative benefits"--waiver of grants in return for tax benefits. Accordingly, NUR's income from the Approved Enterprise will be tax-exempt for a period of two years for the first and the third plans and for a period of four years for the second plan, commencing with the year it first earns taxable income, and subject to corporate tax at the rate of 20% (or less based on the percentage of foreign ownership of the company), for additional periods of five, six and eight years, for the first, second and third plans, respectively.

    The period of tax benefits, detailed above, is subject to limits of twelve years from the commencement of production, or fourteen years from receiving the approval, whichever is earlier. Given the above mentioned conditions, the period of benefits for the first plan commenced in the year 1994 and terminated in the year 2000, and the period of benefits for the second plan commenced in the year 1999 and will terminate in the year 2006. The period of benefits for the third plan has not yet been determined.

    If dividends are distributed out of profits derived from "Approved Enterprise", NUR will be liable for corporate tax at the rate, which would have been applied if it had not chosen the alternative tax benefits (currently 15% to 20% based on the percentage of foreign ownership of NUR for an "Approved Enterprise"). Therefore, income derived from NUR's "Approved Enterprise" tax-exempt profits, is not available for distribution to shareholders as a dividend. See Note 17(a) to NUR's consolidated financial statements, which are included as a part of this annual report on Form 20-F.

    The dividend recipient is taxed at the reduced rate applicable to dividends from Approved Enterprises (15%), if the dividend is distributed during the tax benefits period or within a twelve years period thereafter, or for an unlimited period in the case of a "Foreign Investors' Company"--a company over 25% foreign-owned with an approved enterprise. This tax must be withheld by the company at source, regardless of whether the dividend is converted into foreign currency. See "--Capital Gains and Income Taxes Applicable to Non-Israeli Shareholders."

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

    NUR's existing "Approved Enterprise" status and any new programs, if and when approved, are subject to various conditions. The tax benefits derived from NUR's "Approved Enterprise" status are conditioned upon fulfillment of the conditions stipulated by the Investment Law, the regulations promulgated thereunder and the criteria set forth in the certificate of approval issued pursuant to the Investment Law. In the event of a failure by NUR to comply with these conditions and criteria, the grants and tax benefits could be canceled, in whole or in part, and NUR would be required to refund the amount of the canceled benefits, adjusted for inflation, interest and penalties. Management believes that NUR has operated and will continue to operate in compliance with all the "Approved Enterprise" conditions and criteria applicable to us from the Office of Chief Scientist, the Marketing Fund and our "Approved Enterprise" status, although there can be no assurance of this, and that the likelihood is remote that we will be required to refund grants or tax benefits that we derive from the Office of Chief Scientist, the Marketing Fund and under our "Approved Enterprise" status. There can be no assurance that the funding and tax benefits will continue. See "ITEM 4: Information on NUR--Research and Development" and "ITEM 3: Key Information--Risk Factors--We rely upon government grants, tax benefits, and other funding from third parties."

CAPITAL GAINS AND INCOME TAXES APPLICABLE TO NON-ISRAELI SHAREHOLDERS

    Under existing regulations, any capital gain realized by a shareholder with respect to the ordinary shares acquired on or after the registration of such shares will be exempt from Israeli Capital Gains

Tax if the ordinary shares are listed on an approved foreign securities market (which term includes the Nasdaq in the United States) and provided that NUR continues to qualify as an Industrial Company under Israeli law, and provided the shareholder does not hold such shares for business purposes.

    Proposals exist to impose capital gains tax on individuals at a rate of 25% and on companies at up to 36%, subject to any applicable tax treaty. Under the U.S.-Israel tax treaty, U.S. residents may be exempt from Israeli capital gains tax, if they held under 10% of the voting stock throughout the twelve months preceding a sale or disposition of stock in an Israeli company.

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

TAX BENEFITS FOR RESEARCH AND DEVELOPMENT

    Israeli tax law allows under certain conditions a tax deduction in the year incurred for expenditures (including non-depreciable capital expenditures) in scientific research and development projects, if the expenditures are approved by the relevant Israeli Government Ministry (determined by the field of research) and the research and development is for the promotion of the enterprise and is carried out by or on behalf of the company seeking such deduction. Expenditures not so approved are deductible over a three-year period. However, according to Israeli Supreme Court decisions, expenditures made out of the proceeds of government grants are not deductible, i.e., NUR will be able to deduct the unfunded portion of the research and development expenditures and not the gross amount.

U.S. TAX CONSIDERATIONS REGARDING ORDINARY SHARES

    The following summary describes certain of the principal United States federal income tax consequences relating to an investment in ordinary shares as of the date hereof. The summary is based on the Internal Revenue Code of 1986 (the "Code"), and existing final, temporary and proposed Treasury Regulations, Revenue Rulings and judicial decisions, all of which are subject to prospective and retroactive changes. NUR will not seek a ruling from the Internal Revenue Service (the "IRS") with regard to the United States federal income tax treatment relating to an investment in ordinary shares and, therefore, there can be no assurance that the IRS will agree with the conclusions set forth below. The summary does not purport to address all federal income tax consequences that may be relevant to particular investors. For example, the summary applies only to holders who hold ordinary shares as a capital asset within the meaning of
Section 1221 of the Code, and does not address the tax consequences that may be relevant to investors in special tax situations (including, for example, insurance companies, tax-exempt organizations, corporations owning ten percent or more (by vote or value) of the Company's ordinary shares, dealers in securities or currency, banks or other financial institutions, or investors that hold ordinary shares as part of a hedge, straddle or conversion transaction). Further, it does not address the alternative minimum tax consequences of an investment in ordinary shares or the indirect consequences to holders of equity interests in investors in ordinary shares. ACCORDINGLY, PERSONS CONSIDERING THE PURCHASE OF ORDINARY SHARES SHOULD CONSULT THEIR OWN TAX ADVISORS CONCERNING THE APPLICATION OF UNITED STATES FEDERAL INCOME TAX LAWS, AS WELL AS THE LAWS OF ANY STATE, LOCAL OR FOREIGN TAXING JURISDICTION, TO THEIR PARTICULAR SITUATIONS.

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

TAXATION OF U.S. HOLDERS

    DISTRIBUTIONS ON ORDINARY SHARES. Distributions made by NUR with respect to ordinary shares generally will constitute dividends for federal income tax purposes and will be taxable to a U.S. Holder as ordinary income to the extent of NUR's undistributed current or accumulated earnings and profits (as determined for United States federal income tax purposes). Distributions in excess of NUR's current or accumulated earnings and profits will be treated first as a nontaxable return of capital reducing the U.S. Holder's tax basis in the ordinary shares, thus increasing the amount of any gain (or reducing the amount of any loss) which might be realized by such Holder upon the sale or exchange of such ordinary shares. Any such distributions in excess of the U.S. Holder's tax basis in the ordinary shares will be treated as capital gain to the U.S. Holder and will be either long term or short term capital gain depending upon the U.S. Holder's federal income tax holding period for the ordinary shares. Dividends paid by NUR generally will not be eligible for the dividends received deduction available to certain United States corporate shareholders under Code Sections 243 and 245. The amount of any cash distribution paid in a foreign currency will equal the U.S. dollar value of the distribution, calculated by reference to the exchange rate in effect at the time the dividends are received. A U.S. Holder should not recognize any foreign currency gain or loss if such foreign currency is converted into U.S. dollars on the day received. If a U.S. Holder does not convert the foreign currency into U.S. dollars on the date of receipt, however, such Holder may recognize gain or loss upon a subsequent sale or other disposition of the foreign currency (including an exchange of the foreign currency for U.S. dollars). Such gain or loss, if any, will be ordinary income or loss for United States federal income tax purposes.

    Subject to certain conditions and limitations, any Israeli withholding tax imposed upon distributions which constitute dividends under United States income tax law will be eligible for credit against a U.S. Holder's federal income tax liability. Alternatively, a U.S. Holder may claim a deduction for such amount, but only for a year in which a U.S. Holder elects to do so with respect to all foreign income taxes. The overall limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by NUR with respect to ordinary shares will generally constitute "passive income."

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

    PASSIVE FOREIGN INVESTMENT COMPANY. A foreign corporation generally will be treated as a "passive foreign investment company" ("PFIC") if, after applying certain "look-through" rules, either (i) 75% or more of its gross income is passive income or (ii) 50% or more of the average value of its assets is attributable to assets that produce or are held to produce passive income. Passive income for this purpose generally includes dividends, interest, rents, royalties and gains from securities and commodities transactions. The look-through rules require a foreign corporation that owns at least 25%, by value, of the stock of another corporation to treat a proportionate amount of assets and income as held or received directly by the foreign corporation.

    NUR does not believe that it is currently a PFIC nor does it anticipate that it will be a PFIC in the future because it expects that less than 75% of its annual gross income will be passive income and less than 50% of its assets will be passive assets, based on the look-through rules, the current income and assets of NUR and its subsidiaries, and the manner in which NUR and its subsidiaries are anticipated to conduct their businesses in the future. However, there can be no assurance that NUR is not or will not be treated as a PFIC in the future. If NUR were to be treated as a PFIC, all U.S. Holders may be required, in certain circumstances, to pay an interest charge together with tax calculated at maximum rates on certain "excess distributions," including any gain on the sale of ordinary shares. In order to avoid this tax consequence, a U.S. Holder (i) may be permitted to make a "qualified electing fund" election, in which case, in lieu of such treatment, such holder would be required to include in its taxable income certain undistributed amounts of NUR's income or
(ii) may elect to mark-to-market the ordinary shares and recognize ordinary income (or possible ordinary loss) each year with respect to such investment and on the sale or other disposition of the ordinary shares. Neither NUR nor its advisors have the duty to or will undertake to inform U.S. Holders of changes in circumstances that would cause NUR to become a PFIC. U.S. Holders should consult their own tax advisors concerning the status of NUR as a PFIC at any point in time after the date of this Form. NUR does not currently intend to take the action necessary for a U.S. Holder to make a "qualified electing fund" election in the event NUR is determined to be a PFIC.

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

    NUR does not believe that it is currently a FPHC nor does it anticipate that it will be a FPHC in the future; however, no assurance can be given that NUR is not or will not become a FPHC as a result of future changes of ownership or changes in the nature of the income of NUR. If NUR were to be classified as a FPHC, each U.S. Holder would be required to include in income as a taxable constructive dividend its pro rata share of NUR's undistributed foreign personal holding company income.

    CONTROLLED FOREIGN CORPORATION. If more than 50% of the ordinary shares (vote or value) of NUR is owned, directly or indirectly, by U.S. Holders that own or are deemed to own under certain attribution rules 10% or more of the total combined voting power of all classes of stock of NUR ("10% Shareholder"), NUR could be treated as a "controlled foreign corporation" (a "CFC") under Subpart F of the Code. It is unclear how controlling blocks of stock will be valued for these purposes. Accordingly, NUR may be treated as a CFC for United States federal income tax purposes even though 10% Shareholders do not own more than 50% of the outstanding ordinary shares.

    NUR does not believe that it is currently a CFC; however, no assurance can be given that NUR will not become a CFC as a result of future changes in its ownership. If NUR were to be treated as a CFC, each 10% Shareholder would be required to include in its taxable income as a constructive dividend its pro rata share of certain undistributed income of NUR, and all or a portion of the gain from the sale or exchange of the ordinary shares may be treated under
Section 1248 of the Code as dividend income. Neither NUR nor its advisors have the duty to or will undertake to inform U.S. Holders of changes in circumstances that would cause NUR to become a CFC. U.S. Holders should consult their own tax advisors concerning the status of NUR as a CFC.

    INFORMATION REPORTING. For taxable years beginning after February 5, 1999, U.S. Holders are required to report certain acquisitions of ordinary shares from NUR to the IRS on IRS Form 926, and that nonreporting may subject the U.S. Holder to substantial penalties. Potential investors of the ordinary shares should consult with their own tax advisors regarding the necessity of filing information returns.

TAXATION OF NON-U.S. HOLDERS

    DISTRIBUTIONS ON ORDINARY SHARES. Distributions made by NUR with respect to the ordinary shares to non-U.S. Holders who are not engaged in the conduct of a trade or business within the United States will be subject to United States federal income tax only if 25% or more of the gross income of NUR (from all sources for the three-year period ending with the close of the taxable year preceding the declaration of the distribution) was effectively connected with the conduct of a trade or business in the United States by NUR. NUR does not anticipate engaging in the conduct of a trade or business within the United States, except through its subsidiaries. However, if the 25% threshold for such period is exceeded, a portion of any distribution paid by NUR to a non-U.S. Holder could be subject to federal income tax withholding at the rate of 30%; the portion of the distribution that could be subject to withholding would correspond to the portion of NUR's gross income for the period that is effectively connected to its conduct of a trade or business within the United States.

    SALE OR EXCHANGE OF ORDINARY SHARES. A non-U.S. Holder will not be subject to United States federal income tax on any gain realized upon the sale or exchange of ordinary shares if such Holder has no connection with the United States other than holding the ordinary shares and in particular (i) such gain is not effectively connected with a trade or business in the United States of the non-U.S. Holder and (ii) in the case of a non-U.S. Holder who is an individual, such non-U.S. Holder is not present in the United States for 183 days or more in the taxable year of such disposition.

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

BACKUP WITHHOLDING

    Distributions made by NUR with respect to the ordinary shares and the gross proceeds received from the disposition of the ordinary shares may be subject to certain information reporting to the IRS and to a 31% backup withholding tax. However, backup withholding generally will not apply to payments made to certain exempt recipients (such as a corporation or financial institution) or to a Holder who furnishes a correct taxpayer identification number or provides a certificate of foreign status and provides certain other required information. If backup withholding applies, the amount withheld is not an additional tax, but is credited against such Holder's United States federal income tax liability.

DIVIDENDS AND PAYING AGENTS

    Not Applicable.

STATEMENT BY EXPERTS

    Not Applicable.

DOCUMENTS ON DISPLAY

    Any statement in this annual report about any of our contracts or other documents is not necessarily complete. If the contract or document is filed as an exhibit to a registration statement, the contract or document is deemed to modify the description contained in this annual report. You must review the exhibits themselves for a complete description of the contract or document.

    You may review a copy of our filings with the SEC, including exhibits and schedules, at the SEC's public reference facilities in Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the SEC located at 7 World Trade Center, 13th Floor, New York, New York 10048 and at the Northwestern Atrium Center, 500 West Madison Street,
Suite 1400, Chicago, Illinois 60661. You may also obtain copies of such materials from the Public Reference Section of the SEC, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at proscribed rates. You may call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. The SEC maintains a web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. Although we make many of our filings with the SEC electronically, as a foreign private issuer we are not obligated to do so.

    You may read and copy any reports, statements or other information that we file with the SEC at the addresses indicated above and you may also access them electronically at the web site set forth above. These SEC filings are also available to the public from commercial document retrieval services.

SUBSIDIARY INFORMATION

    See ITEM 4.C. of this annual report.

ITEM 11:  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

    See "ITEM 5: Operating and Financial Review and Prospects--Impact of Inflation, Deflation and Fluctuation of Currencies." NUR does not otherwise believe the disclosure required by ITEM 11 of this annual report to be material to NUR.

ITEM 12:  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

    Not Applicable.

                                    PART II

ITEM 13:  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

    Not Applicable.

ITEM 14: MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

    Not Applicable.

ITEM 15:  RESERVED

ITEM 16:  RESERVED

                                    PART III

ITEM 17:  FINANCIAL STATEMENTS

    Not Applicable.

ITEM 18:  FINANCIAL STATEMENTS

    See pages F-1 to F-39.

ITEM 19:  EXHIBITS

NUMBER                                          DESCRIPTION
------                                          -----------
         3.1            Memorandum of Association of the Registrant, in Hebrew with a translation to English(1)

         3.2            Amended and Restated Articles of Association of the
                        Registrant

         3.3            Certificate of Name Change(2)

         4.1            Specimen Certificate for Ordinary Shares(1)

         4.2            Representative's Warrant Agreement dated October 12, 1995(1)

         4.3            Form of Representative's Warrant Certificate(1)

         4.4            Forms of Placement Agent's Warrant Agreement and
                        Certificate(3)

         4.5            Forms of Qualified Independent Underwriter's Warrant
                        Agreement and Certificate(3)

         4.6            Form of Warrant Agreement between the Registrant and Barak
                        Zamir, Advocates(4)

        10.1            1995 Stock Option / Stock Purchase Plan(1)

        10.2            Amendment to the 1995 Stock Option / Stock Purchase Plan(3)

        10.3            1997 Stock Option Plan(5)

        10.4            1998 Non-Employee Director Share Option Plan(6)

        10.5            Lease Agreement between the Registrant and Mr. Moshe Nur
                        dated October 4, 1993, as amended on May 29, 1995, in Hebrew with a translation to English(1)

        10.6 Lease Agreement for office space in Brussels, Belgium between Nivellease, S.A. and the Registrant dated
                        November 25, 1996(3)

        10.7            Lease Agreement for office space in Newton Centre,
                        Massachusetts between WHTR Real Estate Limited Partnership and the Registrant dated July 10, 1998(3)

        10.8            Distribution Agreement between Imaje S.A. and the Registrant dated June 26, 1995(1)

        10.9 Settlement Agreements relating to Moshe Nur and his affiliated companies(3)

        10.10           Bank Hapoalin revolving loan agreement(3)(7)

        10.11           Agreement between I.T.S. Machinery Development Ltd. and the
                        Registrant dated February 10, 1997(3)

        10.12           Form of confidentiality agreement(3)

        10.13           Agreement dated September 13, 1998 between "Meital"
                        Electronic Technology Ltd. and Markowitz Yaakov and the
                        Registrant(3)

        10.14           The Founders Agreement dated September 30, 1999 among Gera
                        Eiron, Ogen Dialogix Ltd. and the Registrant

        10.15           Assembly Agreement dated October 4, 1999 between NUR Pro
                        Engineering and the Registrant

        10.16           Lod Lease Agreement dated January 11, 2000 between A.
                        Barzilai Investments and Assets Ltd. and Kamim Investments and Assets Ltd. and the Registrant

NUMBER                                          DESCRIPTION
------                                          -----------
        10.17           Asset Purchase Agreement dated May 17, 2000 by and among
                        Salsa Digital, Ltd., Signtech Japan, Ltd., Salsa Digital DO
                        Brasil, Ltda., Salsa Digital (Guangzhou) Ltd., Salsa Dubai
                        Corp., Salsa Technology Pte Ltd., as sellers, and NUR
                        Macroprinters Ltd., Salsa Digital Printing Ltd. and Nur
                        Hungary Trading and Software Licensing Limited Liability
                        Company, as puchasers(8)

        10.18           Amendment No. 1 to Asset Purchase Agreement dated as of
                        June 30, 2000(9)

        21.1            List of Subsidiaries of the Registrant

        23.1            Consent of Kost Forer & Gabbay (S-8)

        23.2            Consent of Kost Forer & Gabbay (F-3)

        27.5            Financial Data Schedule as of and for the year ended
                        December 31, 2000

------------------------

(1) Previously filed with NUR's F-1 (File No. 33-93160) and incorporated by reference herein.

(2) Previously filed with NUR's Form 6-K dated January 7, 1998 and incorporated by reference herein.

(3) Previously filed with NUR's Form F-1 (File No. 333-66103) and incorporated by reference herein.

(4) Previously filed with NUR's Form 20-F for the year ended December 31, 1999 and incorporated by reference herein.

(5) Previously filed with NUR's Form 20-F for the year ended December 31, 1997 and incorporated by reference herein.

(6) Previously filed with NUR's Form 6-K dated November 13, 1998 and incorporated by reference herein.

(7) Filed in summary form. Original filed in paper format pursuant to Form SE.

(8) Previously filed with NUR's Form 6-K/A dated May 22, 2000 and incorporated by reference herein.

(9) Previously filed with NUR's Form 6-K/A dated July 7, 2000 and incorporated by reference herein.

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

                                                       NUR MACROPRINTERS LTD.

                                                       By:               /s/ EREZ SHACHAR
                                                            -----------------------------------------
                                                                           Erez Shachar
                                                              PRESIDENT AND CHIEF EXECUTIVE OFFICER
Dated: May 10, 2001

                                 EXHIBIT INDEX

B.  EXHIBITS

NUMBER                                          DESCRIPTION
------                                          -----------
         3.1            Memorandum of Association of the Registrant, in Hebrew with a translation to English(1)

         3.2            Amended and Restated Articles of Association of the
                        Registrant

         3.3            Certificate of Name Change(2)

         4.1            Specimen Certificate for Ordinary Shares(1)

         4.2            Representative's Warrant Agreement dated October 12, 1995(1)

         4.3            Form of Representative's Warrant Certificate(1)

         4.4            Forms of Placement Agent's Warrant Agreement and
                        Certificate(3)

         4.5            Forms of Qualified Independent Underwriter's Warrant
                        Agreement and Certificate(3)

         4.6            Form of Warrant Agreement between the Registrant and Barak
                        Zamir, Advocates(4)

        10.1            1995 Stock Option / Stock Purchase Plan(1)

        10.2            Amendment to the 1995 Stock Option / Stock Purchase Plan(3)

        10.3            1997 Stock Option Plan(5)

        10.4            1998 Non-Employee Director Share Option Plan(6)

        10.5            Lease Agreement between the Registrant and Mr. Moshe Nur
                        dated October 4, 1993, as amended on May 29, 1995, in Hebrew with a translation to English(1)

        10.6 Lease Agreement for office space in Brussels, Belgium between Nivellease, S.A. and the Registrant dated
                        November 25, 1996(3)

        10.7            Lease Agreement for office space in Newton Centre,
                        Massachusetts between WHTR Real Estate Limited Partnership and the Registrant dated July 10, 1998(3)

        10.8            Distribution Agreement between Imaje S.A. and the Registrant dated June 26, 1995(1)

        10.9 Settlement Agreements relating to Moshe Nur and his affiliated companies(3)

        10.10           Bank Hapoalin revolving loan agreement(3)(7)

        10.11           Agreement between I.T.S. Machinery Development Ltd. and the
                        Registrant dated February 10, 1997(3)

        10.12           Form of confidentiality agreement(3)

        10.13           Agreement dated September 13, 1998 between "Meital"
                        Electronic Technology Ltd. and Markowitz Yaakov and the
                        Registrant(3)

        10.14           The Founders Agreement dated September 30, 1999 among Gera
                        Eiron, Ogen Dialogix Ltd. and the Registrant

        10.15           Assembly Agreement dated October 4, 1999 between NUR Pro
                        Engineering and the Registrant

        10.16           Lod Lease Agreement dated January 11, 2000 between
                        A. Barzilai Investments and Assets Ltd. and Kamim
                        Investments and Assets Ltd. and the Registrant

NUMBER                                          DESCRIPTION
------                                          -----------
        10.17           Asset Purchase Agreement dated May 17, 2000 by and among
                        Salsa Digital, Ltd., Signtech Japan, Ltd., Salsa Digital DO
                        Brasil, Ltda., Salsa Digital (Guangzhou) Ltd., Salsa Dubai
                        Corp., Salsa Technology Pte Ltd., as sellers, and NUR
                        Macroprinters Ltd., Salsa Digital Printing Ltd. and Nur
                        Hungary Trading and Software Licensing Limited Liability
                        Company, as puchasers(8)

        10.18           Amendment No. 1 to Asset Purchase Agreement dated as of
                        June 30, 2000(9)

        21.1            List of Subsidiaries of the Registrant

        23.1            Consent of Kost Forer & Gabbay (S-8)

        23.2            Consent of Kost Forer & Gabbay (F-3)

        27.5            Financial Data Schedule as of and for the year ended
                        December 31, 2000

------------------------

(1) Previously filed with NUR's F-1 (File No. 33-93160) and incorporated by reference herein.

(2) Previously filed with NUR's Form 6-K dated January 7, 1998 and incorporated by reference herein.

(3) Previously filed with NUR's Form F-1 (File No. 333-66103) and incorporated by reference herein.

(4) Previously filed with NUR's Form 20-F for the year ended December 31, 1999 and incorporated by reference herein.

(5) Previously filed with NUR's Form 20-F for the year ended December 31, 1997 and incorporated by reference herein.

(6) Previously filed with NUR's Form 6-K dated November 13, 1998 and incorporated by reference herein.

(7) Filed in summary form. Original filed in paper format pursuant to Form SE.

(8) Previously filed with NUR's Form 6-K/A dated May 22, 2000 and incorporated by reference herein.

(9) Previously filed with NUR's Form 6-K/A dated July 7, 2000 and incorporated by reference herein.

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

    In our opinion, based on our audits, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 1997 and 1998 and the related results of their operations and cash flows for each of the two years in the period ended
December 31, 1998, and the Company's result of operations and cash flows for the year ended December 31, 1996, in conformity with generally accepted accounting principles in Germany. As applicable to the Company's financial statements, generally accepted accounting principles in the United States and in Germany are identical in all material aspects.

Kassel, Germany
April 21, 1999


  [LOGO]                               Yours truly,

                                       [LOGO]
                                       WILLY KNYRIM
                                       Certified Public Accountants
                                       (Germany)

                  NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES
                       CONSOLIDATED FINANCIAL STATEMENTS
                            AS OF DECEMBER 31, 2000
                                IN U. S. DOLLARS
                                     INDEX

                                                                 PAGE
                                                              -----------
Report of Independent Auditors..............................          F-3

Consolidated Balance Sheets.................................    F-4 - F-5

Consolidated Statements of Income...........................          F-6

Statements of Changes in Shareholders' Equity...............          F-7

Consolidated Statements of Cash Flows.......................   F-8 - F-10

Notes to Consolidated Financial Statements..................  F-11 - F-39

                 (This page has been left blank intentionally.)

                         REPORT OF INDEPENDENT AUDITORS
                             TO THE SHAREHOLDERS OF
                             NUR MACROPRINTERS LTD.

    We have audited the accompanying consolidated balance sheets of NUR Macroprinters Ltd. ("the Company") and its subsidiaries as of December 31, 1999 and 2000 and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of a subsidiary, M. Nur Marketing & Communication GmbH, which statements reflect total revenues constituting 12% of the total consolidated revenues for the year ended December 31, 1998. These statements were audited by other auditors whose report have been furnished to us, and our opinion, insofar as it relates to data included for M. Nur Marketing & Communication GmbH, is based solely on the reports of the other auditors.

    We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditors provide a reasonable basis for our opinion.

    In our opinion, based on our audits and the report of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 1999 and 2000 and the consolidated results of their operations and cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

Tel-Aviv, Israel                               KOST FORER & GABBAY
February 12, 2001                              A Member of Ernst & Young International

                  NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                           U.S. DOLLARS IN THOUSANDS

                                     ASSETS

                                                                 DECEMBER 31,
                                                              -------------------
                                                                1999       2000
                                                              --------   --------
CURRENT ASSETS:
  Cash and cash equivalents.................................  $ 9,190    $ 19,219
  Trade receivables (net of allowance for doubtful accounts
    of $1,290 and $4,593 as of December 31, 1999 and 2000,
    respectively)...........................................   11,647      43,126
  Other accounts receivable and prepaid expenses
    (Note 3)................................................    3,447*      6,336
  Inventories (Note 4)......................................   10,689      23,547
                                                              -------    --------
TOTAL current assets........................................   34,973      92,228
                                                              -------    --------
LONG-TERM INVESTMENTS:
  Long-term trade receivables (Note 5)......................       --       2,387
  Investments in affiliates (Note 6)........................      849*        342
  Restricted long-term bank deposit (Note 7)................      367         262
  Related parties (Note 15a)................................       --         618
  Severance pay fund........................................      514         696
  Long-term prepaid expenses................................       --         208
                                                              -------    --------
TOTAL long-term investments.................................    1,730       4,513
                                                              -------    --------
PROPERTY AND EQUIPMENT, NET (Note 8)........................    2,723       7,046
                                                              -------    --------
OTHER ASSETS, NET (Note 9)..................................       97      15,994
                                                              -------    --------
DEFERRED INCOME TAXES (Note 17g)............................      125         225
                                                              -------    --------
TOTAL assets................................................  $39,648    $120,006
                                                              =======    ========

------------------------

*   Reclassified.

   The accompanying notes are an integral part of the consolidated financial statements.

                  NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES

                 U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE DATA)

                      LIABILITIES AND SHAREHOLDERS' EQUITY

                                                                 DECEMBER 31,
                                                              -------------------
                                                                1999       2000
                                                              --------   --------
CURRENT LIABILITIES:
  Short-term bank credit and short-term loans (Note 10).....  $ 2,743    $    667
  Current maturities of long-term loans (Note 12)...........      832         864
  Trade payables............................................    8,243      17,657
  Trade payables from related parties (Note 15b)............       --       2,565
  Other accounts payable and accrued expenses (Note 11).....    5,573      13,290
  Customer advances.........................................    1,791       1,999
                                                              -------    --------
Total current liabilities...................................   19,182      37,042
                                                              -------    --------
LONG-TERM LIABILITIES:
  Long-term loans, net of current maturities (Note 12)......    1,650      33,847
  Long-term liability (Note 13).............................      293          --
  Excess of losses over investment in an affiliate
    (Note 6b)...............................................       --         212
  Accrued severance pay.....................................      660         980
                                                              -------    --------
Total long-term liabilities.................................    2,603      35,039
                                                              -------    --------
COMMITMENTS AND CONTINGENT LIABILITIES (Note 14)
SHAREHOLDERS' EQUITY:
  Share capital (Note 16):
    Ordinary shares of NIS 1 par value:
      Authorized: 50,000,000 shares as of December 31, 1999
      and 2000; Issued and outstanding: 11,774,573 and
      14,525,918 shares as of December 31, 1999 and 2000,
      respectively..........................................    2,940       3,618
  Additional paid-in capital................................   17,702      39,057
  Accumulated other comprehensive loss......................     (114)       (578)
  Retained earnings (accumulated deficit)...................   (2,665)      5,828
                                                              -------    --------
TOTAL shareholders' equity..................................   17,863      47,925
                                                              -------    --------
TOTAL liabilities and shareholders' equity..................  $39,648    $120,006
                                                              =======    ========

   The accompanying notes are an integral part of the consolidated financial statements.

                  NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME

               U.S. DOLLARS IN THOUSANDS (EXCEPT PER SHARE DATA)

                                                                 YEAR ENDED DECEMBER 31,
                                                              ------------------------------
                                                                1998       1999       2000
                                                              --------   --------   --------
Revenues (Note 18):
  Sales of printers and related products....................  $31,905    $58,259    $121,924
  Sales of printed materials................................    4,540      2,460          --
                                                              -------    -------    --------
    Total revenues..........................................   36,445     60,719     121,924
                                                              -------    -------    --------
Cost of revenues:
  Cost of sales of printers and related products (a)........   16,368     30,440      64,107
  Cost of sales of printed materials........................    2,579      1,344          --
                                                              -------    -------    --------
    Total cost of revenues..................................   18,947     31,784      64,107
                                                              -------    -------    --------
Gross profit................................................   17,498     28,935      57,817
                                                              -------    -------    --------
Operating expenses:
  Research and development, net (Note 19a)..................    4,209      4,809      14,626
  Selling and marketing, net (Note 19b).....................    6,111      9,485      17,385
  General and administrative................................    4,802      6,275      12,765
  Amortization of goodwill and other intangible assets
    resulting from the acquisition of Salsa Group
    (Note 9)................................................       --         --       1,452
                                                              -------    -------    --------
    Total operating expenses................................   15,122     20,569      46,228
                                                              -------    -------    --------
Operating income............................................    2,376      8,366      11,589
Financial expenses, net (Note 19c)..........................     (592)      (616)     (1,423)
Other income (expenses), net................................      (20)       176          25
                                                              -------    -------    --------
Income before taxes on income...............................    1,764      7,926      10,191
Taxes on income (Note 17)...................................      264        798       1,244
                                                              -------    -------    --------
Income before equity in earnings (losses) of affiliates and
  minority interest in earnings of a subsidiary.............    1,500      7,128       8,947
Equity in earnings (losses) of affiliates, net..............       --         75        (454)
Minority interest in earnings of a subsidiary...............      (43)       (28)         --
                                                              -------    -------    --------
Net income..................................................  $ 1,457    $ 7,175    $  8,493
                                                              =======    =======    ========
Basic net earnings per share (Note 19d).....................  $  0.13    $  0.64    $   0.65
                                                              =======    =======    ========
Diluted net earnings per share (Note 19d)...................  $  0.13    $  0.56    $   0.57
                                                              =======    =======    ========

------------------------

(a) Cost of sales include purchases from related parties for the years ended December 31, 1998, 1999 and 2000 were $0, $1,494 and $16,378, respectively.

   The accompanying notes are an integral part of the consolidated financial statements.

                  NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES

                 STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

                 U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE DATA)

                                                                      ACCUMULATED
                                NUMBER OF                                OTHER         RETAINED
                                ORDINARY                ADDITIONAL   COMPREHENSIVE     EARNINGS         TOTAL           TOTAL
                                 SHARES       SHARE      PAID-IN        INCOME       (ACCUMULATED   COMPREHENSIVE   SHAREHOLDERS'
                               OUTSTANDING   CAPITAL     CAPITAL        (LOSS)         DEFICIT)        INCOME          EQUITY
                               -----------   --------   ----------   -------------   ------------   -------------   -------------
Balance as of January 1,
  1998.......................  10,880,000     $2,729     $14,383         $ (30)        $(11,297)                       $ 5,785
Comprehensive income:
  Net income.................          --         --          --            --            1,457        $1,457            1,457
  Other comprehensive income:
    Foreign currency
      translation
      adjustments............          --         --          --           195               --           195              195
                                                                                                       ------
Total comprehensive income...          --         --          --            --               --        $1,652               --
                                                                                                       ======
Share capital issuance
  expenses...................          --         --        (128)           --               --                           (128)
Amortization of deferred
  stock compensation and
  compensation of options
  granted to a consultant....          --         --         121            --               --                            121
                               ----------     ------     -------         -----         --------                        -------
Balance as of December 31,
  1998.......................  10,880,000      2,729      14,376           165           (9,840)                         7,430
Comprehensive income:
  Net income.................          --         --          --            --            7,175        $7,175            7,175
  Other comprehensive loss:
    Foreign currency
      translation
      adjustments............          --         --          --          (279)              --          (279)            (279)
                                                                                                       ------
Total comprehensive income...          --         --          --            --               --        $6,896               --
                                                                                                       ======
  Issuance of shares, net....     600,000        141       2,764            --               --                          2,905
  Exercise of options........     294,573         70         395            --               --                            465
Amortization of deferred
  stock compensation.........          --         --         167            --               --                            167
                               ----------     ------     -------         -----         --------                        -------
Balance as of December 31,
  1999.......................  11,774,573      2,940      17,702          (114)          (2,665)                        17,863
Comprehensive income:
  Net income.................          --         --          --            --            8,493        $8,493            8,493
  Other comprehensive loss:
    Foreign currency
      translation
      adjustments............          --         --          --          (464)              --          (464)            (464)
                                                                                                       ------
Total comprehensive income...          --         --          --            --               --        $8,029               --
                                                                                                       ======
Issuance of shares related to
  the acquisition of Salsa
  Group, net (Note 1b).......     666,667        164       9,274            --               --                          9,438
Issuance of shares related to
  a private placement, net...     748,223        186       9,255            --               --                          9,441
Exercise of warrants, net....     597,487        147       1,694            --               --                          1,841
Exercise of options..........     738,968        181       1,080            --               --                          1,261
Amortization of deferred
  stock compensation.........          --         --          52            --               --                             52
                               ----------     ------     -------         -----         --------                        -------
Balance as of December 31,
  2000.......................  14,525,918     $3,618     $39,057         $(578)        $  5,828                        $47,925
                               ==========     ======     =======         =====         ========                        =======

   The accompanying notes are an integral part of the consolidated financial statements.

                  NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                           U.S. DOLLARS IN THOUSANDS

                                                                 YEAR ENDED DECEMBER 31,
                                                              ------------------------------
                                                                1998       1999       2000
                                                              --------   --------   --------
CASH FLOWS FROM OPERATING ACTIVITIES:

Net income..................................................  $ 1,457    $ 7,175    $  8,493
Adjustments to reconcile net income to net cash provided by
  (used in) operating activities:
  Minority interest in earnings of a subsidiary.............       43         28          --
  Depreciation and amortization.............................      792        932       3,156
  Loss (gain) on sale of property and equipment.............       20        (44)        (25)
  Gain on realization of a subsidiary.......................       --       (132)         --
  Loss (gain) on trading marketable securities..............       91        (67)         --
  Deferred income taxes, net................................      (34)      (867)         26
  Amortization of deferred stock compensation...............      121        167          52
  Accrued severance pay, net................................       (1)        51         138
  Equity in losses (earnings) of affiliates, net............       --        (75)        719
  Write-off of technology...................................    1,950         --          --
  In process research and development write-off.............       --         --       4,300
  Trading marketable securities, net........................     (154)       130          --
  Increase in trade receivables.............................   (3,026)    (3,645)    (25,683)
  Increase in other accounts receivable and prepaid
    expenses................................................     (953)      (337)*    (2,519)
  Increase in inventories...................................   (1,447)    (6,664)     (9,409)
  Increase in long-term trade receivables...................       --         --      (2,387)
  Increase in long-term related parties' accounts...........       --         --        (618)
  Decrease (increase) in long-term prepaid expenses.........       78         59        (155)
  Increase in trade payables................................    2,933      2,650       7,216
  Increase in trade payables from related parties...........       --         --       2,565
  Increase in other accounts payable and accrued expenses...      463      3,093       4,722
  Increase (decrease) in customer advances..................       59      1,522        (829)
  Increase in long term liability...........................      504         --          --
                                                              -------    -------    --------
Net cash provided by (used in) operating activities.........    2,896     3,976*     (10,238)
                                                              -------    -------    --------

------------------------

*   Reclassified.

   The accompanying notes are an integral part of the consolidated financial statements.

                  NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES

                           U.S. DOLLARS IN THOUSANDS

                                                                 YEAR ENDED DECEMBER 31,
                                                              ------------------------------
                                                                1998       1999       2000
                                                              --------   --------   --------
CASH FLOWS FROM INVESTING ACTIVITIES:

Investment in restricted long-term bank deposit.............     (187)       (30)         --
Proceeds from restricted long-term bank deposit.............       --         --         105
Purchase of property and equipment..........................   (2,541)    (1,498)     (3,227)
Proceeds from sale of property and equipment................      191        188          14
Purchase of other assets....................................       --        (11)         --
Investments in affiliates...................................       --       (774)*        --
Investment grants received..................................      266         --          --
Acquisition of technology...................................   (1,307)        --          --
Payment for the acquisition of Salsa Group(1)...............       --         --     (18,674)
Proceeds from sale of investment in a subsidiary net of cash in the subsidiary at the time it ceased being
  consolidated(2)...........................................       --        702          --
                                                              -------    -------    --------
Net cash used in investing activities.......................   (3,578)    (1,423)*   (21,782)
                                                              -------    -------    --------
CASH FLOWS FROM FINANCING ACTIVITIES:

Share capital issuance expenses.............................     (128)        --          --
Proceeds from issuance of shares, net.......................       --      2,905       8,879
Proceeds from exercise of options and warrants, net.........       --        465       3,102
Short-term bank credit and short-term loans, net............    2,320       (229)     (2,076)
Proceeds from long-term loans...............................      106      2,000      35,646
Principal payment of long-term loans........................     (535)      (692)     (3,417)
                                                              -------    -------    --------
Net cash provided by financing activities...................    1,763      4,449      42,134
                                                              -------    -------    --------
Effect of exchange rate changes on cash and cash
  equivalents...............................................       12       (139)        (85)
                                                              -------    -------    --------
Increase in cash and cash equivalents.......................    1,093      6,863      10,029
Cash and cash equivalents at the beginning of the year......    1,234      2,327       9,190
                                                              -------    -------    --------
Cash and cash equivalents at the end of the year............  $ 2,327    $ 9,190    $ 19,219
                                                              =======    =======    ========

------------------------

*   Reclassified.

   The accompanying notes are an integral part of the consolidated financial statements.

                  NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES

                           U.S. DOLLARS IN THOUSANDS

                                                                      YEAR ENDED DECEMBER 31,
                                                                   ------------------------------
                                                                     1998       1999       2000
                                                                   --------   --------   --------
(1)  Payment for the acquisition of Salsa Group:
       Estimated fair value of assets acquired and liabilities
       assumed at the date of acquisition was as follows
     Working capital (excluding cash and cash equivalents).......                        $  4,666
     Property and equipment......................................                           2,216
     Long-term prepaid expenses..................................                              53
     Technology..................................................                           9,672
     Assembled work-force........................................                           1,478
     Customer list...............................................                           3,094
     Goodwill....................................................                           3,195
     In-process research and development.........................                           4,300
                                                                                         --------
                                                                                           28,674
     Less -- amount acquired by issuance of shares...............                         (10,000)
                                                                                         --------
                                                                                         $ 18,674
                                                                                         ========
(2)  Proceeds from sale of investment in a subsidiary net of cash in the subsidiary at the time it ceased being
       consolidated:
     Working capital (excluding cash and cash equivalents).......               $499
     Property and equipment......................................                168
     Minority interest...........................................                (97)
     Gain on realization of a subsidiary.........................                132
                                                                                ----
                                                                                $702
                                                                                ====
     Supplemental disclosure of cash flows activities:...........

     Cash paid during the year for:

     Interest....................................................    $174       $333     $    585
                                                                     ====       ====     ========
     Income taxes................................................    $110       $ --     $    423
                                                                     ====       ====     ========
     Non-cash investing activities:

     Accrued expenses and other liabilities incurred upon the
       acquisition of technology                                     $643       $ --     $     --
                                                                     ====       ====     ========
     Purchase of property and equipment..........................    $ --       $ --     $    483
                                                                     ====       ====     ========
     Assignment from property and equipment to inventory.........    $ --       $666     $     --
                                                                     ====       ====     ========

   The accompanying notes are an integral part of the consolidated financial statements.

                  NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           U.S. DOLLARS IN THOUSANDS

NOTE 1:--GENERAL

    a. NUR Macroprinters Ltd. ("the Company") is an Israeli Corporation. The Company develops, manufactures, sells and provides services of digital printing systems for on-demand, short-run, wide format and super-wide format printing as well as related consumable products. The principal markets of the Company and its subsidiaries are located in Europe, the Americas and Asia.

    The Company operates through wholly-owned subsidiaries for sales, support services and marketing of the Company's products in their country or region of domicile. Such entities include NUR Europe S.A. ("NUR Europe") in Belgium, NUR America Inc. ("NUR America") in the U.S., NUR Asia Pacific Ltd. ("NUR Asia Pacific") in Hong Kong and NUR Macroprinters (Shanghai) Co. Ltd. ("NUR Shanghai") in the People's Republic of China.

    NUR Media Solutions S.A. ("NUR Media Solutions"), a wholly-owned subsidiary, is engaged in developing and marketing consumables for the Company's printers.

    In October 1999, the Company entered into a joint venture with a third party--NUR Pro Engineering Ltd., for the assembly of the Company's printers, in which the Company has 50% holdings (see Note 6a). Under the establishment agreements, the Company has the option to purchase the other 50% of NUR Pro Engineering or to sell its 50%, if certain conditions as described in the agreements, are met.

    In December 1999, the Company established Stillachem S.A. ("Stillachem"), a joint venture with a third party of which the Company owns 50.1%. Stillachem is engaged in development and manufacture of special inks for digital printing systems (see Note 6b).

    In December 1997, the Company, through NUR Media Solutions, purchased 84% of the shares of M. NUR Marketing & Communication GmbH ("NUR Germany"). During the third quarter of 1999, the Company sold its shares in NUR Germany and recorded $132 as a capital gain.

    In July 2000, the Company established a wholly-owned subsidiary named Salsa Digital Printers Ltd. ("Salsa Digital Printers") in San Antonio, Texas, as part of the Salsa Group acquisition (See Note 1b). In addition, the Company established a wholly-owned subsidiary in Hungary named NUR Hungary Trading and Software Licensing LLC. ("HOC").

    As part of the Salsa Group acquisition, the Company acquired the shares of Signtech Japan, Ltd. ("Signtech Japan"), a wholly-owned subsidiary in Japan. In November 2000, the Company established a wholly-owned subsidiary in Brazil named NUR Do Brazil Ltda. ("Nur Brazil"). Both companies are engaged in the marketing of the Company's products as well as in providing support services in the country of domicile.

    b.  Acquisition of Salsa Group:

    On May 17, 2000 the Company entered into an acquisition agreement with a U.S. partnership, Salsa Ltd., and its wholly-owned subsidiaries ("Salsa Group"). According to the agreement, the Company and its subsidiaries acquired as of July 3, 2000, all the assets and assumed certain liabilities of the Salsa Group and all of the outstanding shares of Signtech Japan in consideration of $20,000 in cash and $10,000 through the issuance of 666,667 Ordinary shares of the Company. In addition, the Company incurred other costs directly related to the acquisition amounted to approximately $400. The total acquisition cost amounted to $30,400.

                  NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES

               U.S. DOLLARS IN THOUSANDS (EXCEPT PER SHARE DATA)

    Salsa Group was engaged in the development, manufacturing and selling of digital printing systems for on-demand, short-run, wide format and super wide format printing, and also in selling of related consumable products.

    The operations generated by the acquired net assets of Salsa Group are included in the consolidated statements commencing the third quarter of 2000.

    The acquisition was accounted for by the purchase method of accounting. Accordingly, the purchase price has been allocated according to the fair value of the assets acquired and liabilities assumed and resulted in the recording of goodwill of approximately $3,195, which is being amortized on a straight-line basis over a 10-year period.

    In connection with the above-mentioned acquisition, the Company recorded in the third quarter of 2000, a one-time research and development expense of $4,300 to write-off the in-process research and development acquired from Salsa Group, for which technological feasibility has not yet been established and for which no alternative future use exists.

    Other intangible assets acquired had an estimated fair value of $14,244 as shown in Note 9.

    The following is a summary of the fair value of the assets acquired:

Working capital, net........................................  $ 6,392
Property and equipment......................................    2,216
Long-term prepaid expenses..................................       53
Goodwill and other intangible assets (See Note 9)...........   17,439
In-process research and development.........................    4,300
                                                              -------
                                                              $30,400
                                                              =======

    The following represents the unaudited pro-forma results of operations for the years ended December 31, 1999 and 2000, assuming that the Salsa Group acquisition had been consummated as of January 1, 1999 and January 1, 2000, respectively:

                                                               YEAR ENDED
                                                              DECEMBER 31,
                                                           -------------------
                                                             1999       2000
                                                           --------   --------
                                                                UNAUDITED
Revenues.................................................  $93,789    $139,422
                                                           =======    ========
Net income...............................................  $ 3,927    $ 12,620
                                                           =======    ========
Basic net earnings per share.............................  $  0.33    $   0.94
                                                           =======    ========
Diluted net earnings per share...........................  $  0.29    $   0.83
                                                           =======    ========

    c.  Acquisition of technology:

    In December 1997, the Company signed an agreement with Meital Electronic Technologies Ltd. ("Meital"), which was engaged in research and development in fields related to the Company's activity.

                  NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES

                           U.S. DOLLARS IN THOUSANDS

In accordance with the agreement, the Company provided loans to Meital in 1998 totaling $350. During 1998, the Company recorded a provision in respect of the aforementioned amounts since Meital was in the development stage, and there was an uncertainty regarding its ability to repay the loans.

    In September 1998, the Company acquired from Meital all rights (including all related assets) to Meital's piezo drop on demand inkjet technologies for application in wide format digital printers for approximately $3,000, consisting of an up-front payment, the assumption of certain liabilities including those that relate to the legal dispute between Idanit Technologies Ltd. ("Idanit") and Meital (see Note 13) and future royalties to be paid upon success of such technology (not exceeding $1,300). The Meital acquisition in 1998 resulted in a charge to research and development in the amount of $1,950 in respect of technology write-off, since feasibility was not established at the date of acquisition. During 2000, the Company has reached the maximum royalties liability of which $750 was paid in cash and $550 was provided for. If the provision amount of $550 is not paid, Meital has the option to buy back the technology in the aggregate amount of royalties paid by the Company. The Company intends to pay such amounts in 2001.

    d. The Company purchases some of the ink and all of the ink-jet printerheads used in its printers from a single supplier for each series of printers. The Company's customers rely on the ink and ink-jet printerheads to operate their printers. Because the Company's business depends on these items for sale and maintenance of its printers, a failure in supplying or a change in credit terms could have a material adverse effect on the Company's results of operations and financial position.

    e. The Company employs a limited number of unaffiliated subcontractors to manufacture components for its printers. The Company currently employs one 50% owned affiliated sub-contractor to assemble some of its printers.

    Because the Company relies on a limited number of subcontractors, if the Company fails to maintain its relationships with its subcontractors or fails to develop alternative sources for its printer components, it could have a material adverse effect on the Company's results of operations and financial position.

NOTE 2:--SIGNIFICANT ACCOUNTING POLICIES

    The Company's consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States ("U.S. GAAP").

    a.  Use of estimates:

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

    b.  Financial statements in U.S. dollars:

    The accompanying consolidated financial statements have been prepared in U.S dollars ("dollars"). The dollar is the currency of the primary economic environment in which the operations of the Company, NUR America, Salsa Digital Printers, HOC and Nur Pro Engineering are conducted. The majority of sales is made in dollars and the majority of purchases of materials and components is invoiced and paid in dollars. In addition, a substantial portion of cost is incurred in dollars or paid in dollars. Accordingly, the Company's management believes that the dollar is the primary currency of the

                  NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES

                           U.S. DOLLARS IN THOUSANDS

NOTE 2:--SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) economic environment in which the Company and the above-mentioned entities operate. Thus, the functional and reporting currency of the Company and these subsidiaries is the dollar.

    Accordingly, transactions and balances denominated in dollars are presented at their original amounts. Monetary accounts maintained in currencies other than the dollar are remeasured into dollars in accordance with Statement 52 of the Financial Accounting Standards Board ("FASB"), "Foreign Currency Translation". All transaction gains and losses of the remeasurement of monetary balance sheet items denominated in non-dollar currencies are reflected in the statements of income as financial income or expenses, as appropriate.

    The financial statements of other subsidiaries and an affiliate, whose functional currency is not the U.S dollar, have been translated into dollars. All balance sheet accounts have been translated using the exchange rates in effect at the balance sheet date. Statement of operations amounts have been translated using the average exchange rate for the period. The resulting translation adjustments are reported as a component of accumulated other comprehensive income (loss) in shareholders' equity.

    c.  Principles of consolidation:

    The consolidated financial statements include the accounts of the Company and its subsidiaries. Intercompany transactions and balances including profit from intercompany sales not yet realized outside the group, have been eliminated upon consolidation.

    d.  Reclassification:

    Certain amounts from prior years have been reclassified to conform with current year presentation.

    e.  Cash equivalents:

    Cash equivalents are short-term highly liquid investments that are readily convertible to cash with original maturities of three months or less.

    f.  Marketable securities:

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

                  NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES

                           U.S. DOLLARS IN THOUSANDS

NOTE 2:--SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    g.  Inventories:

    Inventories are stated at the lower of cost or market value. Inventory write-offs are provided to cover risks arising from slow-moving items or technological obsolescence. Cost is determined as follows:

    Raw materials--by the "first-in, first-out" method;
    Work-in-progress and finished products--on the basis of direct manufacturing costs with the addition of allocable indirect manufacturing costs.

    h.  Long-term trade receivables:

    Long-term receivables from extended payment agreements are recorded at estimated present values determined based on current rates of interest and reported at the net amounts in the accompanying financial statements. Imputed interest is recognized, using the effective interest method as a component of interest income in the accompanying statements.

    i.  Investments in affiliates:

    The investment in Nur Pro Engineering and Stillachem, over which the Company can exercise significant influence is presented using the equity method of accounting. The Company generally discontinues applying the equity method when its investment (including advances and loans) is reduced to zero and it has not guaranteed obligations of the affiliate or otherwise committed to provide further financial support to the affiliate. Where the Company's share of an affiliate's losses is greater than the investment in such an affiliate and in which the Company has guaranteed obligations of the affiliate, the excess amount is presented as a liability.

    j.  Property and equipment:

    Property and equipment are stated at cost, net of grants received and accumulated depreciation.

    Depreciation is calculated using the straight-line method over the estimated useful lives of the assets.

    The annual depreciation rates are as follows:

                                                                %
                                                    --------------------------
Machinery and equipment...........................           10 - 33
Motor vehicles....................................              15
Office furniture and equipment....................            6 - 10
Building..........................................              3
Leasehold improvements............................  Over the term of the lease

    Statement No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" ("SFAS 121") requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets is less than the asset's carrying amount. The Company and its subsidiaries periodically assess the recoverability of the carrying amount of property and equipment and

                  NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES

                           U.S. DOLLARS IN THOUSANDS

NOTE 2:--SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) provide for any possible impairment loss based upon the difference between the carrying amount and fair value of such assets. As of December 31, 2000, no impairment losses have been identified.

    k.  Other assets:

    Other assets are stated at amortized cost. Amortization is calculated using the straight-line method over the estimated useful lives, which are as follows:

                                                               ESTIMATED
                                                              USEFUL LIFE
                                                              -----------
                                                              (IN YEARS)
Technology..................................................        5
Assembled work-force........................................        7
Customer list...............................................        7
Goodwill....................................................       10
Distribution rights.........................................        5
Patent rights...............................................       10

    The carrying value of intangible assets is periodically reviewed by management, based on the expected future undiscounted operating cash flows over the remaining amortization period. If this review indicates that the intangible assets will not be recoverable, the carrying value of the intangible assets is reduced to estimated fair value. Based on its most recent analysis, management believes that no impairment of other assets exists as of December 31, 2000.

    l.  Accrued severance pay, net:

    The Company's liability for severance pay is calculated pursuant to Israeli severance pay law based on the most recent salary of the employees multiplied by the number of years of employment, as of the balance sheet date. The Company records as expense the net increase in its funded or unfunded severance liability. Employees are entitled to one month salary for each year of employment, or a portion thereof. The Company's liability for all of employees, is fully provided by monthly deposits with severance pay funds, insurance policies and by an accrual. The value of these policies is recorded as an asset in the Company's balance sheet.

    The deposited funds include profits accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israeli severance pay law or labor agreements. The value of the deposited funds is based on the cash surrendered value of these policies, and includes immaterial profits.

    Severance expenses for the years ended December 31, 1998, 1999 and 2000 amounted to approximately $314, $440 and $306, respectively.

    m. Income taxes:

    The Company and its subsidiaries account for income taxes in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes". This statement prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are

                  NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES

                           U.S. DOLLARS IN THOUSANDS

NOTE 2:--SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) expected to reverse. The Company and its subsidiaries provide a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.

    n.  Basic and diluted net earnings per share:

    Basic net earnings per share is computed based on the weighted average number of Ordinary shares outstanding during each year. Diluted net earnings per share is computed based on the weighted average number of Ordinary shares outstanding during each year, plus dilutive potential Ordinary shares considered outstanding during the year, in accordance with FASB Statement No. 128, "Earnings Per Share".

    o.  Accounting for stock-based compensation:

    The Company has elected to follow Accounting Principles Board Opinion
No. 25 "Accounting for Stock Issued to Employees" ("APB 25") and Interpretation No. 44 "Accounting for Certain Transactions Involving Stock Compensation" ("FIN 44") in accounting for its employee stock option plans. Under APB 25, when the exercise price of the Company's share options is less than the market price of the underlying shares on the date of grant, compensation expense is recognized. The pro-forma disclosures required by SFAS No. 123 "Accounting for Stock-Based Compensation" ("SFAS 123"), are provided in Note 16e.

    The Company applies SFAS No. 123 and EITF 96-18 "Accounting for Equity Instruments that are Issued to Other than Employees for Acquiring, or in Conjunction with Selling, Goods or Services" with respect to options issued to non-employees. SFAS No. 123 requires use of an option valuation model to measure the fair value of the options at the grant date.

    p.  Revenue recognition:

    In December 1999, the SEC issued Staff Accounting Bulletin No. 101 ("SAB 101") "Revenue Recognition in Financial Statements" as amended in June 2000, which summarizes the Staff's views in applying generally accepted accounting principles to revenue recognition in financial statements. The Company adopted SAB 101 during the fourth quarter of 2000. The adoption did not have a significant effect on the Company's consolidated result of operations or financial position.

    Revenues from sales of products are recognized upon delivery provided that the collection of resulting receivable is probable, there is a persuasive evidence of an arrangement, no significant obligations in respect of installation remain and the price is fixed or determinable. The Company does not grant right of return.

    Revenues from services contracts are recognized ratably over the term of the agreements.

    Revenues from trade-in transactions of the Company's printers are recorded at fair value as a discount from revenues in accordance with APB 29 "Accounting for Nonmonetary Transactions" and EITF 86-29 "Nonmonetary Transactions:
Magnitude of Boot and the Exceptions to the Use of Fair Value", when the cash consideration involved with such transactions is material.

                  NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES

                           U.S. DOLLARS IN THOUSANDS

NOTE 2:--SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

    q.  Warranty costs:

    The Company provides a warranty for up to six months, at no extra charge. A provision is recorded for probable costs in connection with warranties, based on the Company's experience (in respect of most of these costs the Company has warranties from its suppliers).

    r.  Research and development costs:

    Research and development costs net of grants are charged to expenses as incurred.

    s.  Royalty-bearing grants:

    Royalty-bearing grants from the Government of Israel for funding approved research and development projects and for funding marketing activities are recognized at the time the Company is entitled to such grants, on the basis of the related costs incurred and are netted from research and development, and selling and marketing costs, respectively.

    t.  Non-royalty-bearing grants:

    The Company is also entitled to non-royalty-bearing grants for its participation in the "MAGNT" project financed by the Government of Israel. These grants are recognized at the time the Company is entitled to such grants, on the basis of the costs incurred and are recorded as a deduction of research and development costs.

    u.  Advertising costs:

    The Company expenses advertising costs as incurred. Advertising expenses for the years ended December 31, 1998, 1999 and 2000 are $492, $602 and $ 662, respectively.

    v.  Concentrations of credit risk:

    Financial instruments that potentially subject the Company and its subsidiaries to concentrations of credit risk consist principally of cash and cash equivalents, trade receivables, long-term trade receivables, restricted long-term bank deposits, long-term loans to affiliates and long-term related party accounts. Cash and cash equivalents consist primarily of U.S. dollar, NIS, Euro and Belgian Franc amounts deposited in banks. Cash and cash equivalents and restricted bank deposits are invested in major banks primarily in Israel, the United States, Asia and Belgium. Such deposits in the United States may be in excess of insured limits and are not insured in other jurisdictions. Management believes that the financial institutions that hold the Company's investments are financially sound, and, accordingly, minimal credit risk exists with respect to these investments.

    The trade receivables and the long-term trade receivables of the Company and its subsidiaries are mainly derived from sales to customers located primarily in America, Asia and Europe. Management believes that credit risks are moderated by the diversity of its end-customers and geographic sales areas. The Company performs ongoing credit evaluations of its customers' financial condition. An allowance for doubtful accounts is determined with respect to those amounts that the Company has determined to be doubtful of collection. Certain subsidiaries provide additional general allowance.

    As for loans to investees and balances with related parties, the Company performs ongoing evaluations of the balances and, to date, considers the credit risk to be low.

                  NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES

                           U.S. DOLLARS IN THOUSANDS

NOTE 2:--SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    The Company has no significant off-balance-sheet concentration of credit risk such as foreign exchange contracts, option contracts or other foreign hedging arrangements.

    w.  Fair value of financial instruments:

    The following methods and assumptions were used by the Company and its subsidiaries in estimating their fair value disclosures for financial instruments:

    The carrying amounts of cash and cash equivalents, trade receivables, short-term bank credit, short-term loans and trade payables approximate their fair values, due to the short term maturity of such instruments.

    The carrying amounts of the Company's long-term trade receivables and restricted long-term bank deposit, approximate their fair value. The fair value was estimated using discounted cash flow analyses, based on the Company's incremental investment rates for similar type of investment arrangements.

    The carrying amount of the Company's long-term loans including long-term loans to investees and to related parties approximates their fair value. The fair value was estimated using discounted cash flow analyses, based on the Company's incremental borrowing rates for similar type of borrowing arrangements.

    The fair value of foreign currency transactions (used for hedging purposes) is estimated by obtaining quotes from investment bankers.

    x.  Impact of recently issued accounting standards:

    In June 1998, the Financial Accounting Standards Board issued Statement
No. 133, "Accounting for Derivative Instruments and Hedging Activities"
("SFAS 133"), as amended, which is required to be adopted in years beginning after June 15, 2000. Based on the Company's derivative positions at December 31, 2000, the Company does not expect the impact of this new statement on the Company's consolidated balance sheets or results of operations to be material.

                  NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES

                           U.S. DOLLARS IN THOUSANDS

NOTE 3:--OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

                                                                 DECEMBER 31,
                                                              -------------------
                                                                1999       2000
                                                              --------   --------
Government authorities......................................   $   --     $  881
Participations and grants receivable........................    1,351        900
Related parties(1)..........................................       65         41
Deferred income taxes(2)....................................      784        658
Employees...................................................      291        343
Advances to suppliers(3)....................................      265      1,335
Prepaid expenses............................................      628        504
Other.......................................................       63      1,674
                                                               ------     ------
                                                               $3,447     $6,336
                                                               ======     ======

------------------------

(1) Balances for two executives that are linked to the U.S. dollar and bear interest at the rate of 4% per annum.

(2) See Note 17g.

(3) As of December 31, 2000 includes $494 paid in advance to an affiliate, NUR Pro Engineering, in respect of printers that have not yet been supplied.

NOTE 4:--INVENTORIES

                                                               DECEMBER 31,
                                                            -------------------
                                                              1999       2000
                                                            --------   --------
Raw materials.............................................  $ 1,763    $ 6,176
Work-in-progress..........................................    2,158      3,030
Finished products.........................................    6,768     14,341
                                                            -------    -------
                                                            $10,689    $23,547
                                                            =======    =======

                  NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES

                           U.S. DOLLARS IN THOUSANDS

NOTE 5:--LONG-TERM TRADE RECEIVABLES

    The aggregate annual maturities of long-term trade receivable from the sale of products are as follows:

                                                                 DECEMBER 31,
                                                              -------------------
                                                                1999       2000
                                                              --------   --------
First year (current maturities).............................   $  --      $2,172
Second year.................................................      --       1,876
Third year..................................................      --         468
Fourth year.................................................      --          43
                                                               -----      ------
                                                                  --       4,559
Less--current maturities....................................      --       2,172
                                                               -----      ------
                                                               $  --      $2,387
                                                               =====      ======

    Long-term trade receivables bear interest at the average rate of 6% per annum.

NOTE 6:--INVESTMENTS IN AFFILIATES AND EXCESS OF LOSSES OVER INVESTMENTS

    a.  Investment in Nur Pro Engineering:

                                                                 DECEMBER 31,
                                                              -------------------
                                                                1999       2000
                                                              --------   --------
Equity, net(1)..............................................    $ 84       $ 58
Long-term loans(2)..........................................     284        284
                                                                ----       ----
Total investments in NUR Pro Engineering....................    $368       $342
                                                                ====       ====

------------------------

(1)  Net equity as follows:
    Net equity as of purchase date..........................    $ --*      $ --*
    Accumulated net earnings................................      84         58
                                                                ----       ----
                                                                $ 84       $ 58
                                                                ====       ====

*   Represents an amount lower than $1.

(2) In 1999, the Company granted the following loans to NUR Pro Engineering:

    A loan in the amount of $175 linked to the U.S. dollar and bearing annual interest at the rate of 3%. A maturity date has not yet been determined.

    A loan in the amount of $100 linked to the NIS bearing no interest to be repaid in 20 years.

                  NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES

                           U.S. DOLLARS IN THOUSANDS

NOTE 6:--INVESTMENTS IN AFFILIATES AND EXCESS OF LOSSES OVER INVESTMENTS (CONTINUED)
    b.  Investment in Stillachem:

                                                                 DECEMBER 31,
                                                              -------------------
                                                                1999       2000
                                                              --------   --------
Equity, net(1)..............................................    $481      $(212)
                                                                ----      -----
Total investments (excess of losses over investments) in
  Stillachem................................................    $481      $(212)
                                                                ====      =====
(1) Net equity as follows:
    Net equity as of purchase date..........................    $490      $ 490
    Accumulated net losses..................................      (9)      (437)
    Elimination of an intercompany transaction..............      --       (265)
                                                                ----      -----
                                                                $481      $(212)
                                                                ====      =====

NOTE 7:--RESTRICTED LONG-TERM BANK DEPOSITS

    Restricted long-term bank deposits are maintained with banks mainly to secure obligations to customers. The Company is restricted from withdrawing any portion of the long-term bank deposits at any time, until the repayment of the leasing obligation by the customer. The restricted long-term bank deposits as of December 31, 2000 will mature in 2002, are linked to the U.S. dollar and bear weighted average interest at a rate of 5%.

NOTE 8:--PROPERTY AND EQUIPMENT

    a.  Composition of property and equipment is as follows:

                                                                 DECEMBER 31,
                                                              -------------------
                                                                1999       2000
                                                              --------   --------
Cost:
  Machinery and equipment...................................   $1,321     $2,163
  Motor vehicles............................................      112         33
  Office furniture and equipment............................    1,760      4,937
  Buildings and leasehold improvements......................    1,262      3,125
                                                               ------     ------
                                                                4,455     10,258
                                                               ------     ------
Accumulated depreciation:
  Machinery and equipment...................................      262        546
  Motor vehicles............................................       63         16
  Office furniture and equipment............................      882      1,749
  Building and leasehold improvements.......................      365        750
                                                               ------     ------
                                                                1,572      3,061
                                                               ------     ------
Depreciated cost before grants..............................    2,883      7,197
Less--grants, net...........................................      160        151
                                                               ------     ------
Depreciated cost............................................   $2,723     $7,046
                                                               ======     ======

                  NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES

                           U.S. DOLLARS IN THOUSANDS

NOTE 8:--PROPERTY AND EQUIPMENT (CONTINUED)
    b. Depreciation expense for the years ended December 31, 1998, 1999 and 2000 amounted to $647, $782 and $1,614, respectively.

    As for charges, see Note 14c.

NOTE 9:--OTHER ASSETS

    a.  Composition of other assets is as follows:

                                                                 DECEMBER 31,
                                                              -------------------
                                                                1999       2000
                                                              --------   --------
Original amounts:
  Technology(1).............................................    $ --     $ 9,672
  Assembled work-force(1)...................................      --       1,478
  Customer list(1)..........................................      --       3,094
  Goodwill(1)...............................................      --       3,195
  Distribution rights.......................................     700         700
  Patent rights.............................................      72          72
                                                                ----     -------
                                                                 772      18,211
                                                                ----     -------
Accumulated amortization:
  Technology................................................      --         966
  Assembled work-force......................................      --         106
  Customer list.............................................      --         221
  Goodwill..................................................      --         159
  Distribution rights.......................................     630         700
  Patent rights.............................................      45          65
                                                                ----     -------
                                                                 675       2,217
                                                                ----     -------
Amortized cost..............................................    $ 97     $15,994
                                                                ====     =======

------------------------

(1) Resulting from the acquisition of Salsa Group.

    b. Amortization of other assets for the years ended December 31, 1998, 1999 and 2000 were $145, $150 and $1,542, respectively.

NOTE 10:--SHORT-TERM BANK CREDIT AND SHORT-TERM LOANS

                                                                      INTEREST RATE         DECEMBER 31.
                                                   LINKAGE         -------------------   -------------------
                                                    TERMS            1999       2000       1999       2000
                                            ---------------------  --------   --------   --------   --------
                                                                            %
Short-term bank credit....................           NIS             16.5         --      $   18      $ --
Short-term bank loans.....................       U.S. dollar         9.23       7.75       1,480       500
Short-term bank loans.....................      Belgian franc         4.4        6.8       1,245       167
                                                                                          ------      ----
                                                                                          $2,743      $667
                                                                                          ======      ====

                  NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES

                           U.S. DOLLARS IN THOUSANDS

NOTE 10:--SHORT-TERM BANK CREDIT AND SHORT-TERM LOANS (CONTINUED)
    The weighted average interest rate as of December 31, 1999 and 2000 was 7% and 7.5%, respectively.

    The total authorized unused line of credit at December 31, 2000 is $14,800.

NOTE 11:--OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

                                                                DECEMBER 31,
                                                             -------------------
                                                               1999       2000
                                                             --------   --------
Employees and payroll accruals.............................   $1,567    $ 3,075
Government authorities.....................................      835      2,202
Royalties payable..........................................      396      1,358
Current maturities of long-term liability (see Note 13)....      293        293
Warranty and other.........................................      462      2,390
Accrued expenses...........................................    2,020      3,972
                                                              ------    -------
                                                              $5,573    $13,290
                                                              ======    =======

NOTE 12:--LONG-TERM LOANS

    a.  Composed as follows:

                                                       INTEREST RATE         DECEMBER 31.
                                       LINKAGE      -------------------   -------------------
                                        TERMS         1999       2000       1999       2000
                                    -------------   --------   --------   --------   --------
                                                             %
From banks........................   U.S. dollar      7.5        7.4       $1,611    $33,444
From leasing companies............  Belgian franc     6.6        6.0          871      1,267
                                                                           ------    -------
                                                                            2,482     34,711
Less--current maturities..........                                            832        864
                                                                           ------    -------
                                                                           $1,650    $33,847
                                                                           ======    =======

    b.  The aggregate annual maturities of long-term loans are as follows:

                                                               1999       2000
                                                             --------   --------
First year (current maturities)............................   $  832    $   864
                                                              ------    -------
Second year................................................      813      7,680
Third year.................................................      408     25,279
Fourth year................................................       46         71
Fifth year and thereafter..................................      383        817
                                                              ------    -------
                                                               1,650     33,847
                                                              ------    -------
                                                              $2,482    $34,711
                                                              ======    =======

                  NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES

                           U.S. DOLLARS IN THOUSANDS

NOTE 13:--LONG-TERM LIABILITY

    In connection with various claims filed by Dochovna group (the developer of Outboard Printer and several companies it controls), Idanit and the Company, a settlement was reached in December 1998, according to which the Company will pay a total of $880 during a three year period. The Company fully provided for the said amount in 1998. The third installment to be paid in 2001 in the amount of $293 is included in other accounts payable and accrued expenses (see Note 11).

NOTE 14:--COMMITMENTS AND CONTINGENT LIABILITIES

    a.  Lease commitments:

    The Company and most of its subsidiaries rent their facilities under various operating lease agreements, which expire on various dates, the latest of which is in 2009. The minimum rental payments under non-cancelable operating leases are as follows:

                                                               YEAR ENDED
                                                              DECEMBER 31
                                                              ------------
2001........................................................     $1,661
2002........................................................      1,307
2003........................................................      1,220
2004........................................................      1,069
2005 and thereafter.........................................      2,556
                                                                 ------
                                                                 $7,813
                                                                 ======

    Total rent expenses for the years ended December 31, 1998, 1999 and 2000 were $220, $297 and $900, respectively.

    b.  Royalty commitments:

        1. The Company entered into several project plans with the Chief Scientist of Israel's Ministry of Industry and Trade. The Company has an obligation to pay royalties at the rate of 2% - 3% of the sales derived from the applicable products developed within the framework of such research and development projects, up to an amount equal to 100% - 150% of the grant received, linked to the U.S. dollar. The Company has no obligation to repay this amount if sales are not sufficient to satisfy the royalty obligations.

        In addition, a subsidiary, NUR Media Solutions, has an obligation to pay royalties at rates of 3% - 6% on the sales of products developed with funds provided by the Government of Belgium, up to an amount equal to the research and development grants received in connection to such products, linked to the Belgian franc.

        Royalties paid or accrued amounted to $0, $0 and $490 in 1998, 1999 and 2000, respectively.

        As of December 31, 2000, the Company and Nur Media Solutions have a contingent obligation to pay royalties in the amount of $950.

        2. The Company is required to pay royalties to the Fund for the Encouragement of Marketing Activity at the rate of 3% - 4% of the increases in export sales of products for which

                  NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES

                           U.S. DOLLARS IN THOUSANDS

NOTE 14:--COMMITMENTS AND CONTINGENT LIABILITIES (CONTINUED) the Company received participations for its marketing activities, up to an amount equal to 100% - 150% of the grant received, linked to the U.S. dollar. Royalties regarding grants received since 1999 bears LIBOR interest.

        The grant is repayable only in respect of sales of the related products, as a percentage of the growth in export sales. If there is no increase in export sales, or if the Company ceases producing the relevant products, the grant would not be repaid.

        As of December 31, 2000 the Company paid an aggregate amount of $179.

        As of December 31, 2000, the Company has a contingent obligation to pay royalties in the amount of $929.

    c.  Charges and guarantees:

    As collateral for its liabilities to the banks, the Company placed fixed charges on certain assets and share capital, as well as a floating lien on all of its assets.

    d.  Litigation:

        1. In December 1999, a claim was filed against the Company in the amount of $330 regarding a breach of an agreement to pay finders fee in connection with a private placement in 1999 (see Note 16b). The Company provided $50 in respect of this claim, based on its Israeli legal advisors. Management believes that this provision is adequate.

        2. In September 2000, a claim in the amount of approximately $4,950 was filed against the Company and Meital and the CEOs of the companies (jointly and severally), according to which Meital breached a contract, and the Company caused Meital to such breach of contract. The Company provided $200 in respect of this claim, based on consultations with its Israeli legal advisors. Management believes that this provision is adequate.

    e.  Other contingent liabilities:

        1. In May 1996, the Company exercised the option to purchase all of Shamrock's (former shareholder in NUR Media Solutions) shares in NUR Media Solutions, for a consideration of one dollar.

        Notwithstanding the above, for every year during which NUR Media Solutions' net income (after taxes) will exceed $1,000, the Company will pay Shamrock a sum equal to 10% of NUR Media Solutions' net income, up to a total of $500 (accumulating from the first payment). NUR Media Solutions' net income shall be determined by its annual audited financial statements. Shamrock's right to payments under this section will expire upon the earlier of the payment of the above $500, or at the end of the fiscal year 2002. In 1998, 1999 and 2000, NUR Media Solutions' net income (after taxes) was less than $1,000.

        2. In October 1999, the Company signed an agreement with a consultant according to which the consultant will render services in connection with the manufacture of the Company's new printers. Under this agreement, the Company is obligated to pay $2 for each new printer manufactured. The Company has the option to end this agreement after the manufacturing of 112 printers.

                  NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES

          U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE AND PER SHARE DATA)

NOTE 14:--COMMITMENTS AND CONTINGENT LIABILITIES (CONTINUED)

        As of December 31, 2000, the Company has a maximum obligation to pay service fees in the amount of $72.

NOTE 15:--TRANSACTIONS AND BALANCES WITH RELATED PARTIES

    a. Balance with an affiliate, Stillachem, in respect of services provided, linked to the Euro and bears no interest. (see Note 6b).

    b. Accounts payable in favor of an affiliate, NUR Pro Engineering, due to the assembly of the Company's printers. The amount is linked to the NIS and does not bear any interest. (See Note 6a).

    c. A company wholly-owned by the Company's CEO rendered services to certain subsidiaries. The Company and its subsidiaries expenses during the year 2000 in respect of such services amounted to approximately $40.

    d.  Loans to related parties, see Notes 3 and 6a.

    e.  Advances to an affiliated supplier, Nur Pro Engineering, see Note 3.

NOTE 16:--SHARE CAPITAL

    a.  Shareholders' rights:

    Ordinary shares confer upon their holders voting rights, the right to receive dividends and the right to share in excess assets upon liquidation of the Company.

    b. In September 1999, the Company effected a private offering of its securities. In the private offering, the Company issued 600,000 Ordinary shares of NIS 1 par value each in consideration of $5.5 per Ordinary share.

    c. In July 2000, the Company issued 666,667 Ordinary shares of NIS 1 par value each to the former owners of Salsa Group as a partial consideration for the acquisition in an amount equal to $10,000 (see Note 1b).

    d. In September 2000, the Company effected a private offering of its securities. In the private offering, the Company issued 748,223 Ordinary shares of NIS 1 par value each in consideration of $10,000 (excluding issuance expenses).

    e.  Stock Option Plans:

        1. In October 1995, the Company's Board of Directors adopted a Flexible Stock Incentive Plan ("1995 Plan"). The Stock Incentive Plan provides for grants of stock options to the Company's employees and outside consultants. An aggregate amount of not more than 500,000 stock options are available for grant under the Stock Incentive Plan. Of such amount, (i) not more than 414,768 options are available for grant as stock options on the basis of future services ("Service Options"), (ii) not more than 18,232 options may be granted as stock options on the basis of performance ("Performance Options"--as of December 31, 2000 there are no outstanding performance options) and (iii) not more than 67,000 options may be granted as stock options to consultants on the basis of service or performance in respect of the public offering ("Consultant Options").

                  NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES

                 U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE DATA)

        The service options usually vest over a four-year period with an exercise price of not less than 80% of the fair market value of the Ordinary shares at the date of grant (as defined in the stock incentive plan).

        Consultant options usually vest immediately based on past services rendered as the board determines. The options expire usually after ten years from the date of grant.

        In October 1997, the Company adopted an additional stock option plan. According to that option plan, 1,200,000 options will be granted to Company's and its subsidiaries employees, directors and consultants. In October 1998 and August 1999, the Company's and its subsidiaries shareholders approved the increase in the number of options available for grant by 500,000, and 500,000 options, respectively. The options usually vest over a three-year period with an exercise price of not less than 80% of the fair market value of the common stock at the date of grant (as defined in the stock option plan). Each option usually expires after ten years from the date of grant.

        In December 1998, the Company's shareholders approved the directors share option plan ("1998 plan") according to which 250,000 options are available for grant with an exercise price of the average of the closing bid and sale price at the issuance date. Each option is vested immediately and will expire after 10 years. During 1999 and 2000, the Company granted to directors (including the Chairman of the Board of Directors) 58,333 and 40,000 options, respectively.

        In August 2000, the Company's Board of Directors adopted the 2000 Stock Option Plan ("2000 plan"). According to that option plan, 1,000,000 options may be granted to officers, directors, employees and consultants of the Company and its subsidiaries. The Options usually vest over a three-year period. The exercise price of the options under the 2000 plan is determined to be not less than 80% of the fair market value of the Company's Ordinary shares at the time of grant, and they usually expire after ten years from the date of grant. The 2000 plan expires on August 31, 2008, unless previously terminated or extended by the Board of Directors.

        Under the Company's 1995, 1997, 1998 and 2000 plans, the Company reserved for issuance 500,000, 2,200,000, 250,000 and 1,000,000 Ordinary shares, respectively. As of December 31, 2000, 77,261, 1,532, 111,667 and 322,800 options, respectively, are still available for future grants under these plans. Any options, which are canceled or forfeited before expiration, become available for future grants.

                  NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES

          U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE AND PER SHARE DATA)

        2.  The balance of the options at December 31, 2000 is as follows:

                                                                             OPTIONS OUTSTANDING
                                                                         ---------------------------
                                                                                         WEIGHTED
                                                            AVAILABLE      NUMBER        AVERAGE
                                                            FOR GRANT    OF OPTIONS   EXERCISE PRICE
                                                            ----------   ----------   --------------
        Balance as of January 1, 1998.....................     429,629   1,270,371         1.30
          Additional stock options plan...................     750,000          --           --
          Options granted (46 employees, 4 directors and 1
            consultant)...................................    (655,000)    655,000         2.00
          Options forfeited and canceled..................     150,332    (150,332)        1.40
                                                            ----------   ---------         ----
        Balance as of December 31, 1998...................     674,961   1,775,039         1.62
          Additional stock options plan...................     500,000          --           --
          Options granted (93 employees, 4 directors and 1
            consultant)...................................    (693,933)    693,933         5.12
          Options exercised...............................          --    (294,573)        1.57
                                                            ----------   ---------         ----
        Balance as of December 31, 1999...................     481,028   2,174,399         1.98
          Additional stock options plan...................   1,000,000          --           --
          Options granted (358 employees, 4 directors and
            1 consultant).................................  (1,069,900)  1,069,900         9.00
          Options exercised...............................          --    (738,968)        1.71
          Options forfeited and canceled..................     102,132    (102,132)        5.80
                                                            ----------   ---------         ----
        Balance as of December 31, 2000...................     513,260   2,403,199         5.69
                                                            ==========   =========         ====

        The number of options exercisable as of December 31, 1998, 1999 and 2000 was 1,308,622, 1,209,967 and 951,212, respectively.

        The weighted average exercise price of options exercisable as of December 31, 1998, 1999 and 2000 is $1.28, $1.65 and $3.25, respectively.

                  NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES

          U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE AND PER SHARE DATA)

        3. The options outstanding as of December 31, 2000 have been separated into ranges of exercise price, as follows:

                                                                                   WEIGHTED
                            OPTIONS       WEIGHTED                   OPTIONS        AVERAGE
                          OUTSTANDING      AVERAGE     WEIGHTED    EXERCISABLE     EXERCISE
                             AS OF        REMAINING    AVERAGE        AS OF          PRICE
                         DECEMBER 31,    CONTRACTUAL   EXERCISE   DECEMBER 31,    OF OPTIONS
EXERCISE PRICE               2000           LIFE        PRICE         2000        EXERCISABLE
--------------           -------------   -----------   --------   -------------   -----------
                                           (YEARS)
$1.00 -- 1.50..........      498,400        7           $ 1.33       458,667        $ 1.32
$1.75 -- 2.50..........      241,667        8           $ 2.20       146,334        $ 2.16
$2.75 -- 3.50..........      105,500        8           $ 2.90        88,000        $ 2.91
$4.60..................       10,000        8.5         $ 4.60            --        $   --
$5.50 -- 7.875.........    1,270,632        9           $ 6.73       202,776        $ 5.89
$8.50 -- 12.125........      103,000        9           $11.17        15,435        $11.58
$12.875 -- 14.25.......      174,000        9.5         $13.91        40,000        $13.50
                           ---------                    ------       -------        ------
                           2,403,199                    $ 5.69       951,212        $ 3.25
                           =========                    ======       =======        ======

        4. Compensation expense in respect of stock options granted with an exercise price below the fair value are amortized over the vesting period. The compensation expenses that have been charged in the consolidated statements of income in 1998, 1999 and 2000 were $110, $167 and $52, respectively.

        5.  Pro-forma information under SFAS 123:

        Pro-forma information regarding net income and net earnings per share is required by SFAS No. 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement. The fair value for these options was estimated at the date of grant, using the Black-Scholes Option Valuation Model, with the following weighted-average assumptions for 1998, 1999 and 2000: risk-free interest rates of 5%, 7% and 6%, respectively, dividend yields of 0% for each year, volatility factors of the expected market price of the Company's Ordinary shares of 0.46, 0.59 and 0.66, respectively, and a weighted average expected life of the option of 10 years for each year.

        The Black-Scholes option pricing model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require subjective assumptions, including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from traded options, and because changes in the subjective assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable measure of the fair value of its employee stock options.

                  NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES

          U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE AND PER SHARE DATA)

        Pro-forma information under SFAS No. 123 is as follows:

                                                                         YEAR ENDED DECEMBER 31,
                                                                      ------------------------------
                                                                        1998       1999       2000
                                                                      --------   --------   --------
        Net income, as reported.....................................   $1,457     $7,175     $8,493
                                                                       ======     ======     ======
        Pro-forma net income........................................   $1,251     $6,443     $6,225
                                                                       ======     ======     ======
        Pro-forma basic earnings per share..........................   $ 0.11     $ 0.55     $ 0.47
                                                                       ======     ======     ======
        Pro-forma diluted earnings per share........................   $ 0.11     $ 0.51     $ 0.42
                                                                       ======     ======     ======

        6. Weighted-average fair values and exercise price of options on dates of grant are as follows:

                                                                                                             LESS THAN
                                      EQUALS MARKET PRICE              EXCEEDS MARKET PRICE                 MARKET PRICE
                                 ------------------------------   ------------------------------   ------------------------------
                                   1998       1999       2000       1998       1999       2000       1998       1999       2000
                                 --------   --------   --------   --------   --------   --------   --------   --------   --------
        Weighted average
          exercise prices......   $2.75      $5.52      $8.99      $1.91      $4.09      $13.00     $1.82      $5.30      $8.50
                                  =====      =====      =====      =====      =====      ======     =====      =====      =====
        Weighted average fair
          value on grant
          date.................   $1.29      $4.10      $7.04      $1.07      $2.90      $10.16     $1.61      $4.15      $6.64
                                  =====      =====      =====      =====      =====      ======     =====      =====      =====

        7. In September 1998, the Company granted to its consultant an option to purchase 15,000 shares at an exercise price of $2.25 per share with an immediate vesting.

        The Company had accounted for these options under the fair value method of SFAS No. 123 and EITF 96-18. The fair value for these options was estimated using a Black-Scholes option-pricing model with the following weighted-average assumptions for 1998: risk-free interest rates of 5.0%, dividend yields of 0%, volatility factors of the expected market price of the Company's Ordinary shares of 0.46, and a weighted-average expected life of the options of approximately 5 years. The aggregate amount of compensation related to the above options was $11, and was accounted for as compensation expense in the year ended December 31, 1998.

    f.  Stock warrants:

        1. The Company's outstanding warrants as of December 31, 2000, are as follows:

                                               NUMBER
                                                 OF
                                              WARRANTS   EXERCISE PRICE    WARRANTS        EXPIRATION
        ISSUANCE DATE                          ISSUED      PER SHARE      EXERCISABLE         DATE
        -------------                         --------   --------------   -----------   -----------------
        December 1997(1)....................  400,000        $ 1.00          55,000     September -
                                                                                        December 2002
        January 1999(2).....................   15,000        $ 2.75          15,000     January 2004
        February 1999(3)....................   25,000        $ 4.50          25,000     February 2004
        September 2000(4)...................   37,411        $13.36          37,411     September 2005
                                              -------                       -------
        Total number of warrants............  477,411                       132,411
                                              =======                       =======

------------------------

       (1) As part of a private offering, the Company issued warrants to the placement agent, Josephthal, to purchase 400,000 Ordinary shares of the Company or less than 400,000

                  NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES

          U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE AND PER SHARE DATA)

           Ordinary shares of the Company if the cashless alternative, pursuant to the agreement, has been elected. In 2000, 345,000 of these warrants were exercised in consideration of $345. Due to immateriality, no compensation expenses have been recorded in the financial statements.

       (2) The Company issued warrants to its consultant, in connection with legal services provided to the Company.

       (3) Following a registration statement of Form F-1, the Company issued warrants to its qualified independent underwriter.

       (4) As part of the private placement, the Company granted warrants to the placement agent (see d above).

        2. Following the initial public offering of the Company's shares in October 1995, the Company issued 155,000 warrants to Josephtal. These warrants were exercisable into 155,000 Ordinary shares of the Company at an exercise price of $7.20 per share, or less than 155,000 Ordinary shares of the Company if the cashless alternative, pursuant to the agreement, has been elected. During 2000, 102,487 of these warrants were exercised in a total consideration of $403, and the remainder of these warrants were expired.

        3. In September 1999, the Company issued to the private offering investors warrants expiring in four years to purchase 150,000 Ordinary shares of the Company at an exercise price of $8 per share. These warrants were fully exercised during 2000.

    g.  Dividends:

    In the event that cash dividends are declared in the future, such dividends will be paid in NIS. The Company does not intend to pay cash dividends in the foreseeable future.

                  NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES

                           U.S. DOLLARS IN THOUSANDS

NOTE 17:--TAXES ON INCOME

    a. Tax benefits under the Law for the Encouragement of Capital Investments, 1959 (the "law"):

    Certain of the Company's production facilities have been granted the status of "approved enterprise" under the law, under two separate investment plans.

    The implementation of the investments under the first and second plan was finalized in 1993 and 1998, respectively.

    According to the provisions of this law, the Company elected to enjoy "alternative benefits" which provide tax benefits in exchange for waiver of grants. Accordingly, the Company's income from the approved enterprise will be tax-exempt for a period of two and four years for the first and second plan, respectively, commencing with the year it first earns taxable income. Based on the percentage of foreign ownership of the Company, income derived during the remaining periods of five and three years of benefits is taxable at the rate of 15% to 20%.

    The period of tax benefits detailed above is subject to limits of twelve years from the commencement of production, or fourteen years from receiving the approval, whichever is earlier. Given the abovementioned conditions, the period of benefits for the first and second plans commenced in 1994 and 1999, respectively. The first plan terminated in 2000 and the second plan will terminate in 2006.

    The Company applied for a third plan under "approved enterprise" status, an application which was approved by the Investment Center in 2000. The third plan entitles the Company for two years of tax-exempt income and a reduced tax rate of 15% to 20% for an additional eight years period. The period of tax benefits for the third plan has not yet been determined.

    The entitlement to the above benefits is conditional upon the Company's fulfilling the conditions stipulated by the above law, regulations published thereunder and the instruments of approval for the specific investments in "approved enterprises". In the event of failure to comply with these conditions, the benefits may be canceled and the Company may be required to refund the amount of the benefits, in whole or in part, including interest.

    The tax-exempt profits earned by the Company's "approved enterprise" can be distributed to shareholders, without imposing a tax liability on the Company, only upon the complete liquidation of the Company. The retained tax-exempt profits as of December 31, 2000 are approximately $21,500. If these retained tax-exempt profits are distributed in a manner other than upon the complete liquidation of the Company, they would be taxed at the corporate tax rate applicable to such profits as if the Company had not elected the alternative tax benefits (currently--15% to 20% for an "approved enterprise" based on the percentage of foreign ownership of the Company) and an income tax liability of approximately $4,300 would be incurred.

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

                  NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES

               U.S. DOLLARS IN THOUSANDS (EXCEPT PER SHARE DATA)

    Income from sources other than the "approved enterprise" during the periods of benefits, will be taxable at the statutory rate of 36%.

    b. Measurement of results for tax purposes under the Income Tax Law (Inflationary Adjustments), 1985:

    Results for tax purposes are measured in terms of earnings in NIS after certain adjustments for increases in the Israeli Consumer Price Index ("CPI"). As explained in Note 2b., the financial statements are measured in U.S. dollars. The difference between the annual change in the Israeli CPI and in the NIS/dollar exchange rate causes a difference between taxable income and the income before taxes shown in the financial statements. In accordance with paragraph 9(f) of SFAS No. 109, the Company has not provided deferred income taxes in respect of the difference between the reporting currency and the tax bases of assets and liabilities.

    c. Tax benefits under the Law for the Encouragement of Industry (Taxation), 1969:

    The Company is an "industrial company", as defined by this law and, as such, is entitled to claim accelerated rates of depreciation, in accordance with regulations published under the inflationary adjustments law. The Company is also entitled to deduct the offering expenses and patent amortization costs from its taxable income in three and eight equal annual installments, respectively.

    d.  Theoretical tax expense:

    A reconciliation of the theoretical tax expense, assuming all income is taxed at the statutory rate applied to corporations in Israel and the actual tax expense, is as follows:

                                                        YEAR ENDED DECEMBER 31,
                                                     ------------------------------
                                                       1998       1999       2000
                                                     --------   --------   --------
Theoretical tax expense computed at the rate of
  36%..............................................   $ 635     $ 2,853    $ 3,669
Increase (decrease) in taxes:
Approved enterprise(1).............................      --      (1,274)    (3,226)
Reduced statutory tax rate of a subsidiary.........      --          --     (3,232)
Non-deductible expenses and other..................      91         118        313
Carryforward loss, generated during the year for
  which a valuation allowance was provided.........      --         522      3,917
Utilization of operating carryforward tax losses
  from prior years.................................    (462)     (1,421)      (197)
                                                      -----     -------    -------
Actual tax expense.................................   $ 264     $   798    $ 1,244
                                                      =====     =======    =======
(1)  Basic net earnings per share amounts of the
     tax benefits resulting from the "approved
     enterprise" benefits..........................   $  --     $  0.11    $  0.25
                                                      =====     =======    =======
    Diluted net earnings per share amounts of the
      tax benefits resulting from the "approved
      enterprise" benefits.........................   $  --     $  0.10    $  0.22
                                                      =====     =======    =======

                  NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES

                           U.S. DOLLARS IN THOUSANDS

    e.  Taxes on income (benefit) included in the statements of income:

Current:
  Domestic.........................................   $  --     $ 1,132    $   850
  Foreign..........................................     298         533        494
                                                      -----     -------    -------
                                                      $ 298     $ 1,665    $ 1,344
                                                      =====     =======    =======
Deferred:
  Domestic.........................................   $  --     $  (531)   $  (100)
  Foreign..........................................     (34)       (336)        --
                                                      -----     -------    -------
                                                      $ (34)    $  (867)   $  (100)
                                                      =====     =======    =======

    f.  Deferred income taxes:

    Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company and its subsidiaries' deferred tax liabilities and assets are as follows:

                                                                 DECEMBER 31,
                                                              -------------------
                                                                1999       2000
                                                              --------   --------
Net operating losses and deductions carryforward............   $2,296     $5,188
Others......................................................      159        148
                                                               ------     ------
Deferred tax assets.........................................    2,455      5,336
                                                               ------     ------
Property and equipment......................................       (3)        --
Inventories.................................................       --         --
                                                               ------     ------
Deferred tax liabilities....................................       (3)        --
                                                               ------     ------
Net deferred tax assets before valuation allowance..........    2,452      5,336
                                                               ------     ------
Valuation allowance(1)......................................   (1,543)    (4,453)
                                                               ------     ------
Net deferred tax assets.....................................   $  909     $  883
                                                               ======     ======
Domestic....................................................   $  529     $  883
Foreign.....................................................      380         --
                                                               ------     ------
                                                               $  909     $  883
                                                               ======     ======
Presented as follows:
Current assets..............................................   $  784     $  658
Long-term assets............................................      125        225
                                                               ------     ------
                                                               $  909     $  883
                                                               ======     ======

------------------------

(1) The Company's subsidiaries have provided valuation allowances in respect of deferred tax assets resulting from tax losses carryforward and other temporary differences. Due to history of losses of these subsidiaries management believes it is more likely than not that deferred tax regarding the losses carryforward and other temporary differences will not be realized.

                  NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES

                           U.S. DOLLARS IN THOUSANDS

    g.  Carryforward tax losses and deductions:

    As of December 31, 2000, the Company had available deductions aggregating to $3,378. In addition, the Company has capital losses for tax purposes total approximately $350, which will expire in the year 2002 and can be offset against capital gains for tax purposes.

    Nur Asia Pacific and Nur Shanghai had available carryforward losses as of December 31, 2000 aggregating to approximately $3,500, which have no expiration date. Additional carryforward losses of Nur America and Salsa Digital Printers, in the amount of $2,200, which are located in the U.S., will expire in 2020.

    As of December 31, 2000 Nur Europe and Nur Media Solutions had available carryforward losses aggregating to approximately $7,725, which have no expiration date.

    h.  Income (loss) before income taxes consists of the following:

                                                       YEAR ENDED DECEMBER 31,
                                                    ------------------------------
                                                      1998       1999       2000
                                                    --------   --------   --------
Domestic..........................................   $2,535    $10,318    $10,275
Foreign...........................................     (771)    (2,392)       (84)
                                                     ------    -------    -------
                                                     $1,764    $ 7,926    $10,191
                                                     ======    =======    =======

NOTE 18:--REPORTABLE SEGMENTS DATA

    a.  Summary information about geographic areas:

    The Company manages its business on a basis of one reportable segment. See note 1a for a brief description of the Company's business.

    This data is presented in accordance with SFAS 131 "Disclosures about Segments of an Enterprise and Related Information.

    The following presents total revenues for the years ended December 31, 1998, 1999 and 2000 based on the end customers' location and long-lived assets as of December 31, 1998, 1999 and 2000:

                                       1998                  1999                  2000
                                -------------------   -------------------   -------------------
                                            LONG-                 LONG-                 LONG-
                                 TOTAL      LIVED      TOTAL      LIVED      TOTAL      LIVED
                                REVENUES    ASSETS    REVENUES    ASSETS    REVENUES    ASSETS
                                --------   --------   --------   --------   --------   --------
Israel........................      381      1,109        600      1,093       1,856     1,779
Asia..........................    2,945         --      9,995        389      26,223       609
America.......................   14,640        977     24,325        453      47,780     7,298
Europe........................   16,241      1,747     21,448      1,010      41,289    13,787
Others........................    2,238         --      4,351         --       4,776        --
                                -------     ------    -------     ------    --------   -------
                                $36,445     $3,833    $60,719     $2,945    $121,924   $23,473
                                =======     ======    =======     ======    ========   =======

                  NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES

                           U.S. DOLLARS IN THOUSANDS

NOTE 18:--REPORTABLE SEGMENTS DATA (CONTINUED)
    Total revenues from external customers divided on the basis of the Company's product lines are as follows:

                                                     YEAR ENDED DECEMBER 31,
                                                  ------------------------------
                                                    1998       1999       2000
                                                  --------   --------   --------
Printers........................................  $19,052    $33,474    $ 79,521
Ink.............................................    8,619     14,044      24,101
Printed materials...............................    4,540      2,460          --
Substrates......................................      894      7,274      12,013
Others..........................................    3,340      3,467       6,289
                                                  -------    -------    --------
                                                  $36,445    $60,719    $121,924
                                                  =======    =======    ========

    b.  Major customer data:

Percentage of total sales.......................     10.6%        --          --
                                                  =======    =======    ========

                  NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES

                           U.S. DOLLARS IN THOUSANDS

NOTE 19:--SELECTED STATEMENTS OF OPERATIONS DATA

    a.  Research and development expenses, net:

                                                        YEAR ENDED DECEMBER 31,
                                                     ------------------------------
                                                       1998       1999       2000
                                                     --------   --------   --------
Research and development expenses(1)...............   $5,027     $5,530    $15,077
Less--participation of the Israeli and Belgian
  governments in research and development
  projects.........................................      818        721        451
                                                      ------     ------    -------
                                                      $4,209     $4,809    $14,626
                                                      ======     ======    =======

------------------------

(1) Including write-off of technology amounted to $1,950 for the year ended December 31, 1998, and write-off of in process research and development amounted to $4,300 for the year ended December 31, 2000.

    b.  Selling and marketing expenses, net:

Selling and marketing expenses.....................   $6,361     $9,885    $17,385
Less--participation of the Fund for the
  Encouragement of Marketing Activity..............      250        400         --
                                                      ------     ------    -------
                                                      $6,111     $9,485    $17,385
                                                      ======     ======    =======

    c.  Financial expenses, net:

                                                       YEAR ENDED DECEMBER 31,
                                                    ------------------------------
                                                      1998       1999       2000
                                                    --------   --------   --------
Expenses:
Interest on short-term bank credit and charges....  $  (342)   $  (461)   $(1,024)
Interest on long-term loans.......................      (67)       (92)      (581)
Loss on marketable securities.....................      (91)        --         --
Foreign currency translation differences..........     (151)      (659)    (1,353)
                                                    -------    -------    -------
                                                       (651)    (1,212)    (2,958)
                                                    -------    -------    -------
Income:
Interest on bank deposits and other...............       59         86        163
Gain on marketable securities.....................       --         67         --
Foreign currency translation differences..........       --        443      1,372
                                                    -------    -------    -------
                                                         59        596      1,535
                                                    -------    -------    -------
                                                    $  (592)   $  (616)   $(1,423)
                                                    =======    =======    =======

                  NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES

                 U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE DATA)

    d. The following table sets forth the reconciliation of basic and diluted, net earnings per share:

NUMERATOR:
Net earnings available to shareholders of
  ordinary shares........................  $    1,457   $    7,175   $    8,493
                                           ==========   ==========   ==========
Numerator for diluted net earnings per
  share--earnings available to
  shareholders of ordinary shares........  $    1,457   $    7,175   $    8,493
                                           ==========   ==========   ==========
DENOMINATOR:
Weighted average number of ordinary
  shares (denominator for basic net
  earnings per share)....................  10,880,000   11,181,137   13,150,110
Effect of dilutive securities:
  Employee and non-employee stock options
    and warrants.........................     571,389    1,541,463    1,643,217
                                           ----------   ----------   ----------
Denominator for diluted net earnings per
  share..................................  11,451,389   12,722,600   14,793,327
                                           ==========   ==========   ==========

NOTE 20:--SUBSEQUENT EVENTS (UNAUDITED)

    In April 2001, the Company announced and commenced implementation of a restructuring plan, in order to align its cost structure to more conservative growth rates. The restructuring actions are primarily related to the reorganization of operating activities, such as the centralization of certain manufacturing operations, the relocation of activities, a reduction in workforce and a reduction in other administrative costs. The restructuring costs accrued for in the first quarter of 2001 amounted to $2,500. In addition, during the first quarter of 2001, the Company incurred one-time inventory write-offs of approximately $4,000.