Form 20-F
period 2001-12-31
NUR MACROPRINTERS LTD
filed 2002-06-21
CIK 946394

________________________________________________________________________________

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                              -------------------

                                   FORM 20-F

(MARK ONE)

   [ ]  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
       OF THE SECURITIES EXCHANGE ACT OF 1934 OR

   [x]  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
       OF THE SECURITIES EXCHANGE ACT OF 1934 OR

                  FOR THE FISCAL YEAR ENDED DECEMBER 31, 2001

   [ ]  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
       OF THE SECURITIES EXCHANGE ACT OF 1934

           FOR THE TRANSITION PERIOD FROM             TO

                         COMMISSION FILE NUMBER 0-26498

                              -------------------

                             NUR MACROPRINTERS LTD.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                              -------------------

                      ISRAEL                                     12 ABBA HILEL SILVER ST.
 (JURISDICTION OF INCORPORATION OR ORGANIZATION)             P.O. BOX 1281, LOD 71111, ISRAEL
                                                         (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

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

    Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of December 31, 2001:

                                  ordinary shares,

          NIS 1.0 par value                                  14,751,753
            TITLE OF CLASS                                NUMBER OF SHARES

    Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such
filing requirements for the past 90 days. Yes [x]    No [ ]

    Indicate by check mark which financial statement item the registrant has elected to follow. Item 17 [ ] Item 18 [x]

________________________________________________________________________________

    In addition to historical information, this annual report on Form 20-F contains forward-looking statements. The forward-looking statements contained herein are subject to certain risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Factors that might cause such difference include, but are not limited to, those discussed in 'ITEM 3: Key Information -- Risk Factors' and 'ITEM 5: Operating and Financial Review and Prospects.' Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management's analysis as of the date hereof. We undertake no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof. In addition to the disclosure contained herein, readers should carefully review any disclosure of risks and uncertainties contained in other documents that we file from time to time with the Securities and Exchange Commission.

                                     PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

    Not Applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

    Not Applicable.

ITEM 3. KEY INFORMATION

    Not Applicable except Items 3.A and 3.D, which are detailed below.

SELECTED FINANCIAL DATA

                               NUR MACROPRINTERS
                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                  1999(1)     2000(2)(3)     2001(5)(6)
                                                                  -------     ----------     ----------
                                                                  (IN THOUSANDS OF U.S. DOLLARS EXCEPT
                                                                        PER SHARE AND SHARE DATA)
Revenues:
    Sales of printers and related products..................      $58,259      $121,924       $120,377
    Sales of printed materials..............................        2,460        --             --
                                                                  -------      --------       --------
                                                                   60,719       121,924        120,377
                                                                  -------      --------       --------
Cost of revenues:
    Cost of sales of printers and related products..........       30,440        64,107         71,928
    Cost of sales of printed materials......................        1,344        --             --
    Inventory write-off.....................................        --           --              3,989
                                                                  -------      --------       --------
                                                                   31,784        64,107         75,917
                                                                  -------      --------       --------
Gross profit................................................       28,935        57,817         44,460
                                                                  -------      --------       --------
Research and development expenses...........................        5,530        15,077         10,883
Less royalty-bearing grants.................................          721           451            649
                                                                  -------      --------       --------
Research and development expenses, net......................        4,809        14,626         10,234
                                                                  -------      --------       --------
Selling and marketing expenses, net.........................        9,485        17,385         18,665
General and administrative expenses.........................        6,275        12,765         13,321
Amortization of goodwill and other intangible assets........        --            1,452          2,904
Restructuring charges.......................................        --           --              3,237
                                                                  -------      --------       --------
                                                                   15,760        31,602         38,127
                                                                  -------      --------       --------
Operating income (loss).....................................        8,366        11,589         (3,901)
Financial expenses, net.....................................         (616)       (1,423)        (3,336)
Other income (expenses), net................................          176            25           (324)
                                                                  -------      --------       --------
Income (loss) before taxes on income........................        7,926        10,191         (7,561)
Taxes on income (tax benefit)...............................          798         1,244           (191)
                                                                  -------      --------       --------
Income (loss) after taxes on income.........................        7,128         8,947         (7,370)
Minority interest in earnings of a subsidiary...............          (28)       --             --
Equity in gains (losses) of affiliates, net(4)..............           75          (454)           154
                                                                  -------      --------       --------
Net income (loss)...........................................      $ 7,175      $  8,493       $ (7,216)
                                                                  -------      --------       --------
Basic net earnings (loss) per share.........................      $  0.64      $   0.65       $  (0.49)
                                                                  -------      --------       --------
Diluted net earnings (loss) per share.......................      $  0.56      $   0.57       $  (0.49)
                                                                  -------      --------       --------
                                                                  -------      --------       --------
Weighted average number of shares used in computing basic
  net earnings (loss) per share.............................     11,181,137  13,150,110     14,655,048
                                                                 ----------  ----------     ----------
                                                                 ----------  ----------     ----------
Weighted average number of shares used in computing diluted
  net earnings (loss) per share.............................     12,722,600  14,793,327     14,655,048
                                                                 ----------  ----------     ----------
                                                                 ----------  ----------     ----------



---------

(1) Represents financial information for NUR together with our subsidiaries NUR Media Solutions, NUR America, NUR Europe, NUR Shanghai, NUR Asia Pacific and NUR Germany (first six months). We owned 84% of NUR Germany; this subsidiary was sold during the third quarter of 1999.

(2) Represents financial information for NUR together with our subsidiaries NUR Media Solutions, NUR America, NUR Europe, NUR Shanghai, NUR Asia Pacific, Salsa Digital Printers, NUR Hungary Trading and Software Licensing Limited Liability Company, NUR DO Brazil Ltda., Encre Consumables B.V, and
    NUR Japan.
                                              (footnotes continued on next page)

(footnotes continued from previous page)

(3) In July 2000, we purchased substantially all of the assets and assumed specified liabilities of Salsa Digital Ltd. and related entities. As part of the asset purchase transaction, we also acquired all of the outstanding capital stock of NUR Japan.

(4) Represents equity in Stillachem and NUR Pro Engineering.

(5) Represents financial information for NUR together with our subsidiaries NUR Media Solutions, NUR America, NUR Europe, NUR Shanghai, NUR Asia Pacific, Salsa Digital Printers, NUR Hungary Trading and Software Licensing Limited Liability Company, NUR DO Brazil Ltda., Encre Consumables B.V, NUR Japan and Stillachem (last eight months).

(6) In May 2001, we purchased the remaining 49.9% of Stillachem. We previously owned 50.1% of this subsidiary.

                               NUR MACROPRINTERS
                        CONSOLIDATED BALANCE SHEET DATA

                                                              1999(1)   2000(2)(3)   2001(4)(5)
                                                              -------   ----------   ----------
                                                               (IN THOUSANDS OF U.S. DOLLARS)
Working capital.............................................  $15,791    $ 55,186     $ 41,934
Total assets................................................  $39,648    $120,006     $111,096
Total liabilities...........................................  $21,785    $ 72,081     $ 70,099
Total shareholders' equity..................................  $17,863    $ 47,925     $ 40,997

---------

(1) Represents financial information for NUR together with our subsidiaries
    NUR Media Solutions, NUR America, NUR Europe, NUR Shanghai, NUR Asia Pacific and NUR Germany (first 6 months). We owned 84% of NUR Germany; this subsidiary was sold during the third quarter of 1999.

(2) Represents financial information for NUR together with our subsidiaries NUR Media Solutions, NUR America, NUR Europe, NUR Shanghai, NUR Asia Pacific, Salsa Digital Printers, NUR Hungary Trading and Software Licensing Limited Liability Company, NUR DO Brazil Ltda., Encre Consumables B.V and Signtech Japan.

(3) In July 2000, we purchased substantially all of the assets and assumed specified liabilities of Salsa Digital Ltd. and related entities. As part of the transaction, we also acquired all of the outstanding capital stock of Signtech Japan.

(4) Represents financial information for NUR together with our subsidiaries NUR Media Solutions, NUR America, NUR Europe, NUR Shanghai, NUR Asia Pacific, Salsa Digital Printers, NUR Hungary Trading and Software Licensing Limited Liability Company, NUR DO Brazil Ltda., Encre Consumables B.V., NUR Japan and Stillachem (last eight months).

(5) In May 2001, we purchased the remaining 49.9% of Stillachem. We previously owned 50.1% of this subsidiary.

                                  RISK FACTORS

    Investing in our securities is very risky. You should be able to bear a complete loss of your investment. To understand the level of risk, you should carefully consider the following risk factors, as well as the other information found in this form.

    WE DEPEND ON A FEW KEY PRODUCTS IN A BUSINESS SUBJECT TO RAPID TECHNOLOGICAL CHANGE. We are highly dependent upon the sale of our principal products -- the NUR Blueboard printers, the NUR Fresco printers, the NUR Salsa printers and the NUR FabriGraph Printers. Rapid changes in technology, customer preferences and evolving industry standards increasingly characterize the market for our printers. Our growth and future financial performance will depend upon our ability to update our current products and develop and market new products to keep pace with technological advances in the industry. During 1999, 2000 and 2001, we invested approximately $5.5 million, $15.0 million and $10.9 million, respectively, in research and development projects, of which, in 2000, $4.3 million was related to the Salsa Digital asset purchase transaction that caused a one-time write-off assigned to research and development. Salsa Digital invested toward research and development approximately $1.8 million and $0.6 million in 1999 and the first six months of 2000, respectively. Our business could seriously suffer if we fail to anticipate or respond adequately to changes in technology and customer preferences, or if our products are delayed in their development or introduction. We cannot assure you that we will successfully develop any new products. If our competitors introduce new products, the sales of our existing products and our financial results could be harmed.

    WE CURRENTLY HAVE NO COMMITMENTS FOR ADDITIONAL FINANCING. We believe our expected revenue from operations, capital resources and credit facilities will be enough to fund our business activities at their current rate. We will need additional funds, however, if we seek to expand our operations or if we do not meet our expected revenues. If we are unable to raise funds through public or private financing of debt or equity, we will be unable to increase expenditures that could ultimately hurt our financial results, such as research and development or production and marketing of our products. The amount of money we will need depends on numerous factors, including the success of our marketing and customer service efforts, our research and development activities and the demand for our products and services. We currently have no commitments for additional financing. We cannot guarantee that additional financing will be available or that, if available, will be obtained on terms we find favorable.

    WE MUST COMPLY WITH COVENANTS CONCERNING OUR LONG-TERM BANK LOANS. If we do not meet certain covenants provided for in our long-term loan agreements with Bank Hapoalim B.M ('Bank Hapoalim') and Bank Leumi Le Israel Ltd. ('Bank Leumi') we may be required by the banks to immediately repay our long-term debts. In February 2002, the Company signed amendments to its long-term loan agreements with Bank Hapoalim and Bank Leumi providing for the rescheduling of the repayment dates of remaining long-term loans. For more information see
'ITEM 10.C: Material Contracts -- Long Term Loan Agreements.' Under the rescheduling amendments, the Company undertook, among other things, to maintain four financial ratios. As a result of the decrease in revenues in the first quarter of 2002, the Company did not meet one of the ratios relating to the Company's earnings before income tax, depreciation and amortization and the Company's overall long-term debt to financial institutions. The banks have agreed in writing not to act upon their contractual rights pursuant to the Company's default mentioned above, subject to the Company meeting certain future financial targets as set forth in its business plan presented to the banks. There can be no assurance, however, that the Company will be able to comply in all cases with these targets or its other existing bank covenants. NUR's failure to comply with the bank agreements could have a material adverse effect on our business and financial results.

    WE DEPEND ON SOLE SOURCE SUPPLIERS FOR THE INKJET PRINTHEADS FOR EACH OF OUR PRINTERS AND ON A SINGLE INK SUPPLIER FOR OUR NUR BLUEBOARD. We currently purchase all of the ink and ink-jet printheads used in our NUR Blueboard printers from one supplier. We also purchase all of the inkjet printheads used in the NUR Fresco printers and the NUR Salsa printers from a single supplier. If any of these sole suppliers experience problems that result in production delays, our sales to new customers and existing customers that rely on our ink and/or ink jet components to operate their printers could be hurt. Production delays could result from fire, flood or other casualty, work stoppages, production problems or other unforeseen circumstances. Although we have not experienced any major production delays to date, there can be no assurance that such delays will not occur in the future. Because the success of our business depends on the sale of our printers, supply problems could have a material adverse effect on our financial results. Also, if any of our sole suppliers reduce or change the credit or payment terms they extend to us, our business could also be harmed.

    WE RELY ON SUBCONTRACTORS TO HELP US MANUFACTURE OUR PRODUCTS. We employ a limited number of unaffiliated subcontractors to manufacture components for our printers. For example, components for our NUR Salsa printers are manufactured mainly by an unaffiliated subcontractor. In addition, the assembly of our NUR Blueboard and NUR Fresco printers is currently conducted by an affiliate of NUR. Our subcontractors have, in the past, been late in delivering components. We have, however, been able to obtain adequate supplies of the components and raw materials necessary to produce our printers and we have not had any serious problems with our subcontractors. Because we rely on subcontractors, we cannot be sure that we will be able to maintain an adequate supply of components or products. Moreover, we cannot be sure that any of the components we purchase will satisfy our quality standards and be delivered on time. Our business could suffer if we fail to maintain our relationships with our subcontractors or fail to develop alternative sources for our printer components. We cannot guarantee that we will develop alternative sources of production for our products.

    THE MARKET FOR OUR PRINTERS IS VERY COMPETITIVE. The printing equipment industry is extremely competitive and many of our competitors may have greater management, financial, technical, manufacturing, marketing, sales, distribution and other resources than we do. We compete against several companies that market digital printing systems based on electrostatic, drop-on-demand inkjet, airbrush and other technologies. Some of our principal competitors in this market include Vutek and Scitex Vision Ltd. Our ability to compete depends on factors both within and outside of our control, including the performance and acceptance of our current printers and any products we develop in the future. We also face competition from existing conventional wideformat and super wide format printing methods, including hand painting, screen printing and offset printing. Our competitors could develop new products, with existing or new technology, that could be more competitive in our market than our printers. We cannot assure you that we can compete effectively with any such products.

    WE FACE STRONG COMPETITION IN THE MARKET FOR PRINTING SUPPLIES. We also compete with independent manufacturers in the market for printer supplies. In 1999, 2000 and 2001, ink sales accounted for 23.1%, 20.0% and 26.1% of our total sales, respectively. We cannot guarantee that we will be able to remain the exclusive or even principal ink manufacturer for our printers. We also operate in the substrate business, which is also highly competitive and characterized by a large number of suppliers worldwide. We are developing substrates through subcontractors that we believe have a high added value when used with our printers. In 1999, 2000 and 2001 substrate sales accounted for 12.1%, 9.8% and 10.4% of our total sales, respectively. We cannot assure you that we will be able to compete effectively or achieve significant revenues in the substrate business.

    WE DEPEND ON EREZ SHACHAR, OUR PRESIDENT AND CHIEF EXECUTIVE OFFICER SINCE 1997, AND OTHER KEY EMPLOYEES. Our success depends to a significant extent upon the contributions of key personnel and our senior executives, especially Erez Shachar, our President and Chief Executive Officer. Our business could seriously suffer if one or more of our key personnel or senior executives were to leave our company. In addition, we do not have, and do not contemplate getting, 'key-man' life insurance for any of our key employees. Our future success will also depend in part on our continuing ability to retain our key personnel and senior executives and to attract other highly qualified employees. We cannot assure our continued success in attracting or retaining highly qualified personnel.

    WE RELY ON TRADE SECRETS, PATENTS AND PROPRIETARY RIGHTS. We rely on a combination of trade secrets, licenses, patents and non-disclosure and confidentiality agreements to establish and protect our proprietary rights in our products. We cannot guarantee that our existing patents or any future patents will not be challenged, invalidated, or circumvented, or that our competitors will not independently develop or patent technologies that are substantially equivalent or superior to our technology. We cannot be sure that we will receive further patent protection in Israel, the United States, or elsewhere, for existing or new products or applications. Even if we do secure further patent protection, we cannot guarantee it will be effective. Also, although we take precautionary measures to protect our trade secrets, we cannot guarantee that others will not acquire equivalent trade secrets or steal our exclusive technology. For example, in some countries, meaningful patent protection is not available. We are not aware of any infringement claims against us involving our proprietary rights. Third parties may assert infringement claims against us in the future, and the cost of responding to such assertions, regardless of their validity, could be significant. In addition, such claims could be found to be valid and result in large judgments against us. Even if such claims are not valid, the cost to protect our patent rights could be substantial.

    WE MAY BE SUBJECT TO ENVIRONMENTAL RELATED LIABILITIES DUE TO OUR USE OF HAZARDOUS MATERIALS SUCH AS METHYL ETHYL-KETONE SOLVENT. We mix the ink used in some of our printers with a methyl ethyl-ketone solvent. Methyl ethyl-ketone solvent is a hazardous substance and is subject to various government regulations relating to its transfer, handling, packaging, use and disposal. We store the ink at warehouses in Europe, the United States and Israel, and a shipping company ships it at our direction. We face potential responsibility for problems that may arise when we ship the ink to customers. We believe that we are in material compliance with all applicable environmental laws and regulations. If we fail to comply with these laws or an accident involving our ink waste or methyl ethyl-ketone solvent occurs, then our business and financial results could be harmed.

    WE HAVE HISTORICALLY RELIED ON GOVERNMENT GRANTS, TAX BENEFITS AND OTHER FUNDING FROM THIRD PARTIES. In the past, we have benefited from certain Israeli and Belgian Government programs and tax legislation principally related to research and development and sales and marketing grants and capital investment incentives. Our operations could be adversely affected if these funding programs and tax benefits are reduced or eliminated and not replaced with equivalent benefits, or if our ability to meet the conditions to benefit from such funding programs and tax benefits were significantly reduced. We cannot assure you that favorable tax legislation will continue in the future or that the available benefits will not be reduced or that we will continue to meet the conditions to benefit from such programs and legislation.

    WE MUST COMPLY WITH CONDITIONS TO RECEIVE GRANTS AND TAX BENEFITS. To receive grants and tax benefits under Israeli law, Belgian law, or otherwise, we must comply with a number of conditions. If we fail to comply with these conditions, the grants and tax benefits that we receive could be partially or fully canceled and we would be forced to refund the amount of the canceled benefits received, in whole or in part, adjusted for inflation and interest. We believe that we have operated and will continue to operate in compliance with the required conditions, although we cannot be sure.

    POLITICAL INSTABILITY IN ISRAEL MAY DISRUPT OUR MOST IMPORTANT OPERATIONS AND OUR BUSINESS. Some of our facilities, operations and subcontractors are located in the State of Israel. Political and military conditions in Israel may affect our operations. Although most of our sales are currently being made to customers outside of Israel, we are nonetheless directly influenced by the political, economic and military conditions affecting Israel. Recent political turmoil, including the current unrest and violence in Israel, can be expected to put pressure on economic conditions worldwide. Our business could be harmed by any major hostilities involving Israel, the interruption or curtailment of trade between Israel and its trading partners, or a significant downturn in the economic condition of Israel. The prospect of peace in the Middle East is uncertain and has recently deteriorated due to violent conflicts between Israelis and Palestinians. Furthermore, several countries restrict business with Israeli companies. We could be adversely affected by further set-backs to the peace process or by restrictive laws or policies directed toward Israel or Israeli businesses. In addition, all nonexempt male adult citizens of Israel, including some of our officers and employees, are obligated to perform military reserve duty and are subject to being called for active duty under emergency circumstances. While we have operated effectively under these requirements since our incorporation, we cannot predict the full impact of such conditions on us in the future, particularly if emergency circumstances occur. If many of our employees are called for active duty, our operations in Israel may be slowed and our business may be harmed.

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

    OUR BUSINESS IS SUBJECT TO RISKS FROM INTERNATIONAL OPERATIONS. We conduct business globally. Accordingly, our future results could be materially adversely affected by a variety of uncontrollable and changing factors including, among others, foreign currency exchange rates, regulatory, political, or economic conditions in a specific country or region, trade protection measures and other regulatory requirements, business and government spending patterns, and natural disasters. Any or all of these factors could have a material adverse impact on our future international business.

    CURRENCY FLUCTUATIONS ARE A RISK WE FACE ON A DAILY BASIS. Because we generate revenues and expenses in various currencies, including the U.S. dollar, the NIS and the Euro, our financial results are subject to the effects of fluctuations of currency exchange rates. We cannot predict, however, when exchange or price controls or other restrictions on the conversion of foreign currencies could impact our business. Currency fluctuations could hurt our profitability.

    OUR STOCK PRICE MAY BE VOLATILE. Our ordinary shares have experienced substantial price volatility, particularly as a result of variations between our anticipated and actual financial results, the published expectations of analysts, and announcements by our competitors and us. In addition, the stock market has experienced extreme price and volume fluctuations that have affected the market price of many technology and manufacturing companies, in particular, and that have often been unrelated to the operating performance of these companies. These factors, as well as general economic and political conditions, may materially adversely affect the market price of our ordinary shares in the future. Additionally, volatility or a lack of positive performance in our stock price may adversely affect our ability to retain key employees, all of whom have been granted stock options.

ITEM 4: INFORMATION ON NUR

HISTORY AND DEVELOPMENT OF NUR

    The company's legal and commercial name is NUR Macroprinters Ltd. The main office is located at 12 Abba Hilel Silver St., PO. Box 1281, Lod 71111, Israel. The telephone number is (011) 972-8-914-5555. NUR's registered agent in the United States is CT Corporation System located at 1633 Broadway, New York, New York 10019.

    NUR was incorporated as an Israeli corporation on July 29, 1987. On August 1, 1993, the Company changed its name from NUR Advertising Industry 1987 Ltd. to NUR Advanced Technologies Ltd. and, on November 16, 1997, it again changed its name from NUR Advanced Technologies Ltd. to NUR Macroprinters Ltd. Our corporate governance is controlled by the Israeli Companies Law. Our ordinary shares have been traded on the Nasdaq National Market since October 1995 and are currently traded under the symbol 'NURM.' NUR is a leading supplier of wide format and super wide format digital printing systems worldwide.

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

    In October 1999, we established NUR Pro Engineering Ltd., a joint venture in which we hold a 50% interest. We manufacture and assemble the NUR Blueboard printers and NUR Fresco printers through NUR Pro Engineering.

    In July 2000, we acquired substantially all assets and assumed specified liabilities of Salsa Digital Ltd. and related entities, previously one of our competitors in the digital printing market. Under the terms of our agreement, we acquired the assets for $30 million, which consisted of $20 million in cash and 666,667 ordinary shares valued at approximately $10 million, based upon the closing price of the ordinary shares on the Nasdaq National Market on May 15, 2000. In 1997, 1998 and 1999, the business we acquired from Salsa Digital had revenues of $13 million, $25 million and $33 million, respectively, compared with our revenues during the same periods of $22 million, $36 million and $61 million.

    In December 2000, we relocated our main facilities in Israel to a building consisting of approximately 50,000 square feet in a high-tech industrial zone in Lod, Israel. We use this facility as our headquarters and for research and development. We have invested a total of approximately $2 million in building out these facilities. The initial five-year lease of the Lod facility, which commenced November 20, 2000, provides for monthly rent of approximately $63,000. The lease agreement grants NUR an option to continue the lease term for two consecutive periods of 2.5 years each.

    In April 2001, we commenced implementation of a multiple phase restructuring plan in order to align our cost structure to more conservative growth rates. The restructuring actions were primarily related to the reorganization of operating activities, such as the centralization of certain research and development operations, the relocation of certain ink manufacturing activities, a reduction in workforce and a reduction in other administrative costs. The restructuring plan was initiated with the consolidation of our U.S. operations. NUR America, Inc. in Boston, MA and Salsa Digital Printers Ltd. in San Antonio, TX were integrated into a single large facility in San Antonio, TX. The two wholly owned subsidiaries operate side-by-side and share administrative and other resources. In October 2001, we continued with phase two of the overall restructuring plan by consolidating and streamlining our ink manufacturing operations. Our ink research and development operations then located in Israel, Belgium and San Antonio, TX were consolidated into a single facility in Louvain-la-Neuve, Belgium. Total restructuring costs in 2001 amounted to $3.2 million. In addition, we incurred one-time inventory write-offs of approximately $4.0 million in the first quarter of 2001. We associate the inventory write-offs with more efficient product rationalization, such as, among other things, the decrease of spare parts inventory.

    In January 2002, we raised $7 million through the private placement of 2,333,333 of our ordinary shares to the Investment Corp. of United Mizrahi Bank Ltd. at a price of $3.00 per share. The Investment Corp. of United Mizrahi Bank Ltd. also received warrants to purchase additional 612,500 ordinary shares at an exercise price of $4.50 per warrant share, exercisable until January 17, 2006.

    During the first quarter of 2002, we entered into agreements with Bank Hapoalim and Bank Leumi pursuant to which the banks agreed to reschedule the repayment of our long-term loans. As part of these agreements, the Company agreed to certain covenants including the maintenance of four financial ratios. The Company is currently not in compliance with one of these covenants; however, the banks have agreed in writing, subject to certain conditions, not to act upon their contractual rights with respect to the Company's non-compliance. For more information, see 'ITEM 10.C: Material Contracts -- Long Term Loan Agreements.'

    In May 2002, in response to a decline in the sales of our products in the first quarter of 2002, we initiated a three-phase growth-renewal program, which includes a corporate reorganization plan, a further workforce reduction of approximately 15% of our employees and salary cuts for most of the remaining employees, and expansion of our product portfolio. We began implementation of the program in the second quarter of 2002. See 'ITEM 5: Operating and Financial Review and Prospects -- Trend Information -- Restructuring Plans.'

    On May 17, 2002, we filed a tender offer with the Securities and Exchange Commission pursuant to which option holders had the right to cancel and exchange certain options granted to them under the Company's 2000 Stock Option Plan, 1997 Stock Option Plan and 1995 Israel Stock Option Plan. Pursuant to the terms and conditions of the tender offer, the new options are to be granted six months and one day from the date the old options are canceled, at an exercise price equal to the market price on the date of the new grant. In order to receive the new options, option holders must continue to have a service relationship with the Company or any of its subsidiaries until the new grant date. 2,027,166 ordinary shares, representing 93% of the outstanding options under the Company's 2000 Stock Option Plan, 1997 Stock Option Plan and 1995 Israel Stock Option Plan, were available for exchange under the tender offer. The tender offer expired on June 15, 2002 and resulted in the cancellation of 1,245,316 options with varying exercise prices.

    For a historical view of our financing activities, including capital expenditures and divestitures, please refer to 'ITEM 5: Operating and Financial Review and Prospects.'

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

    In July 2000, we purchased substantially all of the assets and assumed certain liabilities of Salsa Digital Ltd. and related entities, previously one of our competitors in the digital printing market. As part of this asset purchase transaction, we acquired the rights to manufacture and sell their line of printers -- the NUR Salsa'TM' printers. These printers complement the NUR line of products by offering a full range of entry-level printers.

    The integrated company now consists of two research and development centers, including facilities for research and development of printing equipment in Lod, Israel and a facility for the development of inks in Louvain-la-Neuve, Belgium. We have worldwide marketing, sales and service subsidiaries in Europe, North America, Brazil and the Asia Pacific regions.

    Our super wide products are headed by the NUR Blueboard'TM' family of super wide format printers. The NUR Blueboard'TM' printer, a second generation of super wide format printers, was introduced by NUR in early 1997. The Blueboard printer can print on substrates of variable widths from 0.9 to 5 meters (approximately 3 to 16 feet). The Blueboard printer is based on continuous inkjet digital printing technology and is designed for high throughput, high print quality, reliability and ease of use.

    In April 2000, we introduced the fourth and latest version of the Blueboard printers, the NUR Blueboard HIQ+'TM'. The NUR Blueboard HIQ+ offers two optional packages for multiple roll printing or double-sided printing for outdoor backlight applications and a digital calibration system providing for ease of use.

    The NUR Salsa Ultima'TM'5000, the super wide format printer in our NUR Salsa Ultima family of printers, offers production flexibility by allowing for both super wide print jobs (up to 5 meters or approximately 16 feet) and wide format jobs. Its piezo drop-on-demand technology provides the photorealistic printing quality needed for both super wide and wide jobs that require up-close viewing. The NUR Salsa Ultima printers are an enhanced version of the Salsa product line acquired in July 2000.

    Our wide format printers are headed by the NUR Fresco'TM' family of wide format printers. The NUR Fresco'TM' printer was commercially released in February 2000. The NUR Fresco printers are designed to provide a digital alternative to conventional screen printing on short and medium run jobs. The NUR Fresco printers use piezo continuous drop-on-demand inkjet technology to produce high quality graphics for a wide range of applications. These include point-of-purchase displays, banners, billboards, bus shelter graphics, posters, shopping mall displays, airport terminal displays and many more.

    The NUR Fresco printers print on a wide variety of substrates in roll-to-roll or roll-to-sheet modes. The 1800 model outputs in widths up to 1.83 meters (approximately 6 feet). The 3200 model outputs in widths up to 3.2 meters (approximately 10 feet).

    In September 2001, we introduced a new and improved version of the Fresco series, the NUR Fresco HiQ'TM' printers, which are designed to provide enhanced image quality, enhanced color gamut and text sharpness, operational ease, and improved uptime and productivity. The NUR Fresco HiQ printers also offer double-density printing for printing backlit graphics.

    In April 2002, we announced the latest version of the Fresco series -- the NUR Fresco HiQ 8C models. The NUR Fresco HiQ 8C is based on the previous model which has been modified to print using eight colors instead of the standard 4-color inkset. Modifications to the printer include changes to the ink system to accommodate eight colors and a new switch box that enables fast and easy switching between the 4-color and the 8-color printing modes. NUR's software has also been modified to support 8-color printing. The 8-color printers have entered a beta-site testing period of approximately six months following which they will be available both as an upgrade to existing NUR Fresco 4-color printers and as a new product delivered from the manufacturer.

    We also offer NUR Salsa Ultima'TM' wide format printers. The NUR Salsa Ultima wide format digital printers include the NUR Salsa Ultima line of 32-head, piezo technology digital printing systems. These systems are capable of printing on variable widths from 1.5 to 3.2 meters (approximately 5 to 10 feet).

    In November 2001 we introduced our new family of printers, the NUR FabriGraph'TM' printers. NUR FabriGraph is a series of production wide format inkjet printers designed specifically for textile applications. The NUR FabriGraph series include the NUR FabriGraph DS3200, a 3.5 meters wide (approximately 11 feet) printer and the NUR FabriGraph DS1500, a 1.5 meters wide (approximately 5 feet) printer. NUR FabriGraph printers use piezo drop-on-demand inkjet technology to print onto standard dye sublimation carrier substrates, for subsequent transfer by conventional heat press to textile fabrics containing a minimum of 50% polyester, as well as a range of rigid and flexible polyester-coated materials.

    The NUR Blueboard printers, the NUR Fresco, the NUR Salsa and the NUR Fabrigraph printers are sometimes referred to collectively herein as the 'Company Printers'.

    We also sell specialized inks and substrates for use with our printers. The inks sold by NUR to our customers for use with the NUR Blueboard, NUR Fresco and the NUR Salsa Ultima printers are resistant to water and ultraviolet rays and are well suited for indoor and outdoor use without lamination. The specialized inks for use with the NUR Fabrigraph are mainly suitable for indoor applications and do not offer outdoor durability without lamination. The substrates we sell to our customers are also suitable for indoor and outdoor use and are made of vinyl, PVC and various textiles.

    We sell our printers and related products primarily to commercial printers, design and service firms, screen printers, commercial photo labs, outdoor media companies and trade shops. The Company's Printers are installed in more than 600 sites throughout Europe, North and South America, Africa and Asia.

INDUSTRY BACKGROUND

    The market for printed applications requiring wide format and super wide format printing has expanded during the last few years. Wide format and super wide format printing applications include billboards, flags, posters and banners, special event and trade show displays, point of purchase displays, fleet graphics, decorations and backdrops. For example, the retail, automotive, restaurant, travel and gasoline industries use outdoor advertising to promote their products in numerous locations including roadside billboards and posters displayed on streets and buildings, as well as the outside of buses, vans, trucks and trains, so-called vehicular graphics. Wide format and super wide format prints can also be found in theaters as stage decorations, in museums and exhibitions as backdrops or displays and on construction sites as building site coverings. Prior to the introduction of digital printing systems, wide format and super wide format short-run prints were produced either by hand painting, which is relatively slow and expensive, and produces lesser quality images, or by screen or offset printing, both of which are relatively expensive and time consuming processes.

    With the cost of digital printing expected to decrease and the ability of digital technology expected to produce shorter runs more economically, we believe that the use of wide format and super wide format prints, such as those produced by the Company's Printers, should grow, and that the portion of the market serviced by digital printing will continue to increase. The ability to produce wide format and super wide format images digitally has also opened new media opportunities for advertisers, such as mural printing, carpet printing and new forms of fleet graphics printing. The growth in demand for wide format and super wide format digital printers is fueled by both the replacement of conventional print methods and by the development of new printing applications.

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

    Screen Printing. The screen-printing process is distinguished by its ability to print finely detailed images on practically any surface, including paper, plastics, metals and three-dimensional surfaces. However, the process requires significant set-up time and investment in materials before the image can be sent to press. This cost constrains the minimum number of copies the screen printer can produce economically. As screen-printing is a highly labor-intensive process, it is best suited for run lengths between 20 to 400 copies. Hence, this market is a clear target in which we believe our digital printers can be highly competitive.

    Offset Printing. Offset color printing generally produces very high quality images compared to hand painting or screen-printing. However, because of the complex steps involved in offset color printing, each printing job, whether small or large, involves substantial set-up time and costs. In addition, much like hand painting and screen-printing, alterations and customizations are not economically feasible unless the entire offset color printing process is repeated. Another drawback is that the variety of substrate materials and widths suitable for use with offset printing machinery is limited. In general, offset color printing is best suited for long print runs.

WIDE FORMAT AND SUPER WIDE FORMAT DIGITAL PRINTING

    The introduction of digital printing is aiding in the transformation of the wide format and super wide format printing industry by lowering set-up costs, shortening turnaround time and reducing labor requirements. We believe that the availability of wide format and super wide format digital printing should lead to an increase in demand for limited runs of customized and localized advertising campaigns. In addition, we believe that single use applications, such as the use of banners, displays and backdrops for trade shows, theme parks, entertainment and special events, should become more popular. We believe that the market for wide format and super wide format printing should increase as current applications gain market acceptance and as new applications are developed.

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

    Electrostatic Printing. Electrostatic printing is a non-impact printing technique that employs an array of metal styli, selectively pulsed to a high potential to generate a charged latent image on dielectric-coated paper, which is then toned to develop the latent image into a visible image. The achievable printing resolution is up to 400 dots per square inch. The main drawback of the technology is the need for special and expensive substrates and toners. This requirement increases the cost of consumables considerably.

    Thermal Transfer Printing. Thermal transfer printing is a contact printing technology that employs arrays of heated needles and pressure to melt and transfer wax based inks from a carrier roll onto a restricted variety of substrates. Like electrostatic printing, thermal transfer printing requires relatively expensive consumables.

    Airbrush Printing. Airbrush printing is accomplished by forcing a low viscosity colored fluid through small aperture nozzles, thus creating a spray jet. Computer driven modulation of the spray jets causes an image-wise colored layer to be deposited onto the substrate. The strongest feature of airbrush technology is the printer's ability to cover large areas with uniform color. One manufacturer of airbrush printers produces a printer that can simultaneously print on both sides of a poster, which is important for signs that are rear-illuminated.

    Piezo Continuous Inkjet Printing. Continuous inkjet printing technology involves the continuous flow of electrically conductive ink within a closed loop that is deflected onto a specific location on a sheet of paper or other medium. The ink is separated into uniform micro-drops and the micro-drops are electronically directed to be printed onto a selected area of the medium. Continuous inkjet printing technology allows for high-speed printing and produces images with good resolutions sufficient for viewing from distances of beyond five feet. Unlike airbrush printers, continuous inkjet printers also produce multiple copies with consistent color quality. The cost of equipment using continuous inkjet printing technology is relatively high in comparison to printers using electrostatic technology. However, the cost of the output produced with continuous inkjet printers is lower than that of electrostatic printers. Although the printer and printing costs of continuous inkjet printing and airbrush technology are comparable, continuous inkjet printers produce higher quality prints at higher speeds and with more consistent color. NUR's Blueboard printers all use piezo continuous inkjet printing technology.

    Piezo Drop-On-Demand Inkjet Printing. Drop-on-demand technology involves the intermittent firing of ink drops when needed on the substrate. It provides high resolution and enables use of a variety of inks, for home, office and industrial use. In September 1998, we acquired from Meital Technologies Ltd. all rights (including all related assets) to Meital's piezo drop-on-demand inkjet technologies for application in wide format digital printers. To address the needs of the wide format market for higher resolution images for use with shorter viewing distances, we utilize continuous drop-on-demand technology in the NUR Fresco printers and drop-on-demand inkjet technology in the NUR Salsa Ultima printers.

    Drop-on-demand technology was primarily developed for office use and is characterized by a relatively higher resolution and a selected range of substrates. In Comparison, continuous inkjet printing technology was developed mainly for use in industrial applications, and therefore, shows a more uniform and stable color output, and the ability to print on a wide selection of substrates.

    Dye Sublimation Printing. Dye-sublimation is a process that uses heat-sensitive inks to print on coated inkjet paper. The image is then transferred using a heat press onto a polyester coated substrate. The image becomes an inherent part of the material. The NUR FabriGraph printers utilize the dye-sublimation technology to allow for textile applications of wide format digital printing.

    We believe that our NUR Blueboard printers are currently the only commercially available super wide format digital printers using piezo continuous inkjet technology. Although the NUR Fresco is not the only continuous drop-on-demand printer available in the wide format market, we believe that its productivity makes it particularly attractive to screen printers. Our NUR Salsa Ultima printers complement our product line by offering a full-range of printers at entry-level prices. Our most recent commercial release, the NUR FabriGraph, rounds-out our equipment line with production oriented printers designed for the short run, on demand, digital printing of signage textiles such as flags, banners and tradeshow exhibits. We believe that the Company's Printers have been designed and engineered to fit the overall needs of their respective wide format and super wide format printing markets.

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

PRODUCTS

    NUR's revenues are derived primarily from the sale and service of the Company's Printers and the sale of consumables used with the Company's Printers. The consumables consist primarily of ink and substrates. See 'ITEM 5: Operating and Financial Review and Prospects -- Geographic Breakdown of Revenues' for more information on the breakdown of revenues by category of activity and into geographic markets.

PRINTERS

Super Wide Format Digital Printers

    Since the beginning of 1997, NUR has been marketing and selling the NUR Blueboard printer, a second-generation super wide format printer that is capable of producing prints of up to 5 meters (approximately 16 feet) in width with practically no limit on the length of the print. The NUR Blueboard is designed for high throughput, high print quality, reliability and ease of use. When wider widths of prints are required, the NUR Blueboard printer, (as is the case with the other our other printers), creates a print layout in sections that, when seamed and placed together, create a continuous image due to the NUR Blueboard printer's high level of color consistency and accuracy.

    In April 2000, we introduced the fourth and the latest of the NUR Blueboard printers the NUR Blueboard HIQ+. The NUR Blueboard HIQ+ offers a digital calibration system that provides ease of use and two optional packages for multiple roll printing or double-sided printing for outdoor backlight applications. The NUR Blueboard HIQ+ is available both as an upgrade to existing NUR Blueboard printers and as a new product delivered from the manufacturer.

    The NUR Blueboard printers are all based on piezo continuous inkjet technology, which is particularly suitable for the super wide format market due to our outdoor durable inks, color consistency, high reliability and adaptability for use with a variety of substrate materials including vinyl, carpet, canvas, tarpaulin and mesh. The NUR Blueboard printers accept a wide variety of rolled substrates, differing in types and sizes, with a new design feeding mechanism that allows for ease of loading and unloading of substrate rolls weighing 330 pounds or more. The NUR Blueboard printers are unique in that they are able to print at their respective top speeds (up to 320 square feet per hour for the NUR Blueboard and up to 650 square feet per hour for the NUR Blueboard 2, and the NUR Blueboard HiQ and HiQ+) while printing at their respective highest visual resolutions (70 dots per square inch for the NUR Blueboard and NUR Blueboard 2 and 150 dots per square inch for the NUR Blueboard HiQ and HiQ+). They print directly from digital data, using no printing plates. The NUR Blueboard printers' software accepts many popular types of image formats and images with various resolutions and converts them automatically for printing. In addition, the NUR Blueboard printers' software can be connected to any communication configuration supported by the operating system, which enables smooth integration of the printers in the pre-press environment for higher productivity. The NUR Blueboard printers' operating software is based on Microsoft Corporation's Windows NT multitasking operating system, which enables printing while preparing the next job for print. The software has sophisticated color correction tables that enable the printers to match color output according to substrate characteristics.

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

    In March 2002, we introduced the new NUR Salsa Ultima 5000. The NUR Salsa Ultima 5000 is designed to provide enhancements to the NUR Salsa printer in the areas of quality, color matching, productivity, material handling and reliability. The NUR Salsa Ultima 5000 is available both as an upgrade to existing NUR Salsa 5000 and as a new product delivered from the manufacturer. We believe the NUR Salsa Ultima 5000 complements our product line, by offering a cost-effective super wide format, photo realistic digital printer at entry-level prices.

Wide Format Digital Printers

    Our wide format printers are headed by the NUR Fresco family of wide format printers. The first NUR Fresco printer was commercially released in February 2000. We believe that the NUR Fresco printer offers a digital alternative to screen printing for short to medium length prints, eliminating the high set-up cost associated with films and screen preparation costs which are the basis of screen printing. The NUR Fresco printers use piezo continuous drop-on-demand inkjet technology to produce high quality graphics for a wide range of applications. These include point-of-purchase displays, banners, sheet billboards, bus shelter graphics, posters, shopping mall displays, airport terminal displays and many more.

    The NUR Fresco printers print on a wide variety of substrates in roll-to-roll or roll-to-sheet modes. The 1800 model outputs in widths up to 1.83 meters (6 feet). The 3200 models output in widths up to 3.2 meters (approximately 10 feet).

    In September 2001, we introduced a new and improved version of the Fresco series, the NUR Fresco HiQ printers, which are designed to provide enhanced image quality, enhanced color gamut and text sharpness, operational ease, and improved uptime and productivity. The NUR Fresco HiQ printers also offer double-density printing for printing backlit graphics.

    In April 2002, we announced the latest version of the Fresco series, the NUR Fresco HiQ 8C models. The NUR Fresco HiQ 8C is based on the previous model which has been modified to print using eight colors instead of the standard 4-color inkset. Modifications to the printer include changes to the ink system to accommodate eight colors and a new switch box that enables fast and easy switching between the 4-color and the 8-color printing modes. NUR's software has also been modified to support 8-color printing. The 8-color printers have entered a beta-site testing period of approximately six months following which they will be available both as an upgrade to existing NUR Fresco 4-color printers and as a new product delivered from the manufacturer.

    The Fresco media program has been developed by NUR in tandem with leading substrate manufacturers in the market to offer NUR Fresco users a variety of media choices suitable for all types of applications and price ranges. By developing this open media system, NUR Fresco printers offer low operating costs without binding the user to a specific provider of expensive consumables.

    The NUR Salsa Ultima wide format printers include the NUR Salsa Ultima line of 32-head, piezo technology digital printing systems. Various NUR Salsa Ultima models print up to eight colors at up to 600 dots per square inch, in print widths of 5 feet, 8 feet and 10 feet, offering production, enhanced photo realistic and photo high quality modes of operation. With speeds up to 40 square meters (or approximately 410 square feet) per hour for commercial output, the NUR Salsa Ultima series makes both one-offs and short-run jobs profitable. This series of printers uses low-cost consumables and prints on a wide selection of substrates, ensuring low operating costs.

    The Salsa Media Program is a partnership with leading substrates manufacturers to offer NUR Salsa users a variety of media choices suitable for all types of applications and price ranges. These media are profiled on the NUR Salsa printers with the NUR Salsa ink system for increased quality performance and reliability.

    We believe the NUR Salsa Ultima series complements our product line, by offering a full a range of cost-effective wide format, photo realistic digital printers at entry-level prices.

Dye Sublimation Wide Format Digital Printers

    In November 2001, we introduced our new family of printers, the NUR FabriGraph'TM' printers. NUR FabriGraph is a series of production wide format inkjet printers designed specifically for textile applications. The NUR FabriGraph'TM' series includes the NUR FabriGraph DS3200, 3.5 meters (approximately 10 feet) wide printer, and the NUR FabriGraph DS1500, 1.5 meters (approximately 5 feet.) wide printer. NUR FabriGraph printers use piezo drop-on-demand inkjet technology to print onto standard dye sublimation carrier substrates, for subsequent transfer by conventional heat press to textile fabrics containing a minimum of 50% polyester, as well as a range of rigid and flexible polyester-coated materials.

    The NUR FabriGraph printers are capable of delivering an apparent print resolution of up to 600 dots per square inch on all textile fabrics containing a minimum of 50% polyester, as well as a range of rigid and flexible polyester coated materials.

The Company's Printers -- General

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

    The Company's Printers can significantly reduce the set-up costs associated with each print job, the skill level of the personnel required and the number of skilled personnel required as compared to traditional methods of wide format and super wide format printing. These advantages make wide format and super wide format short-run color printing significantly more economical than conventional printing methods. Additionally, the relatively quick turnaround for the printed product enables the Company's Printers to produce more output in a given period, thereby lowering the costs of labor per print.

    Unlike hand painting, and screen or offset printing, the layout can be viewed through the pre-press workstation prior to printing, permitting last minute fine-tuning. By running a single copy of the print, corrections of text, enhancements of images, and additions of color can all be accomplished with minimal time, effort and cost. Additionally, since the format can readily be changed, the Company's Printers allow the end-user to make each print in the run different, with little time, effort, or additional cost. For example, if so desired, different languages, graphics and text can be added to each print in a run.

    During the years ended December 31, 1999, 2000 and 2001, sales of the Company's Printers accounted for approximately 55%, 65% and 54%, respectively, of NUR's total consolidated sales. Sales of spare parts used in the Company's Printers accounted for approximately 2.4%, 2.3% and 5.4% of total sales in the years ended December 31, 1999, 2000 and 2001, respectively. Currently, the retail prices of the Company's Printers generally range from $169,000 to $459,000 per machine.

Consumables

    NUR sells consumables (inks and printing substrates) primarily to the users of the Company's Printers. Our wholly owned subsidiary NUR Media Solutions is directly responsible for the sales of all NUR consumables, including both inks and substrates in all Europe, Middle East and Africa, North, Central and South America and the Asia Pacific region.

Inks

    The NUR Blueboard printers use specialized solvent-based pigmented ink designed for the needs of the super wide format market. The ink is resistant to water and ultraviolet rays, making it fairly durable and thus well suited for outdoor conditions. The NUR Blueboard, through the utilization of the ink, can print on almost an unlimited variety of substrates, including numerous types of paper, vinyl, cloth, textiles, mesh and metals. The ink enables the output of the NUR Blueboard to be used both for indoor and outdoor advertising. This ink used by the NUR Blueboard printers was developed with our participation by Imaje S.A., a French ink manufacturer, specifically for use in the NUR Blueboard. We have an exclusive distribution and manufacturing agreement with Imaje for the use of the ink. The agreement between NUR and Imaje calls for mutual exclusivity to be kept for as long as both parties abide by the agreement.

    The NUR Fresco printers, the NUR Salsa Ultima series and the NUR FabriGraph use specialized all-in-one solvent-pigment based ink designed for the needs of the wide format market and suited for drop-on-demand technology printers. This ink is developed to ensure color-real, long lasting, color consistent, weather resistant prints.

    Until October 2001, inks for the NUR Fresco printers were manufactured by Stillachem, a wholly owned subsidiary of NUR. Stillachem focused on the development and manufacture of specialized inks for drop-on-demand digital printing systems and inks for other digital printers, including clear-coat varnishes for wide format and super wide format printers. In October 2001, we consolidated and streamlined our ink manufacturing, research and development operations. Our ink research and development operations previously located in Israel, Belgium and San Antonio, TX were consolidated into a single facility in Louvain-la-Neuve, Belgium. Inks for the NUR Fresco and NUR Salsa printers are now manufactured by our wholly owned subsidiary Salsa Digital Printers in San Antonio, TX.

    During the years ended December 31, 1999, 2000 and 2001, sales of the ink accounted for approximately 23.1%, 20.0% and 26.1%, respectively, of NUR's total sales.

Substrates

    As of June 1998, NUR also began supplying, through our wholly owned subsidiary in Belgium, NUR Media Solutions, specialized substrates designed to work with our printers and ink. NUR sells substrates under the NUR brand name that are manufactured for us by several different suppliers. The substrates are made of vinyl, PVC, paper and mesh and are suited for indoor and outdoor use. The substrates are distributed worldwide by our sales and service subsidiaries. All NUR-branded materials are manufactured exclusively for NUR Media Solutions.

    In addition to its own branded substrates, NUR Media Solutions has developed partnership programs with leading suppliers of self-adhesive vinyl, micro-perforated vinyl, paper, banner vinyl, and textiles which offers users of the NUR Fresco and NUR Salsa specially endorsed substrates.

SALES AND MARKETING

    We distribute and sell our products through the following wholly owned subsidiaries: NUR Europe (including the Middle East & Africa division), NUR America, NUR Asia Pacific, NUR Shanghai, NUR DO Brazil Ltda., NUR Japan and NUR Media Solutions.

    In July 2000, we purchased substantially all of the assets and specified liabilities of Salsa Digital Ltd. and related entities, previously one of our competitors in the digital printing market. We have fully integrated the former Salsa Digital sales and marketing force into our own existing marketing, sales and service subsidiaries in Europe, North America, Brazil and the Asia Pacific regions. Our marketing activities include participating in relevant tradeshows worldwide, advertising in trade publications, marketing directly to a target base, as well as publishing our own newsletters, participating in services and industry forums and maintaining an internet site.

    Through NUR Media Solutions, we are working to develop, market and sell a wide range of advanced consumables for our wide format and super wide format printers. Included in such consumables are our inks, clear coats and a range of specialized substrates, all of which are designed to work with our existing range of printers.

    The Israeli Government, through the Fund for the Encouragement of Marketing Activities of the Ministry of Industry and Trade, awards participation grants for marketing expenses incurred overseas. As of December 31, 2001, we received $1.27 million for the promotion of our printers. NUR is no longer eligible for support from the Marketing Fund due to its reaching the maximum allowed export revenues. NUR is obligated to pay a royalty of 3 - 4% of the export added value to the Marketing Fund until 100% of the grants have been repaid. The value of the grants received (including grants received in previous years), are linked to the U.S. dollar. As of December 31, 2001, we had made royalty payments in respect of such grants to the Marketing Fund totaling approximately $0.35 million.

PRODUCTION AND SOURCES OF SUPPLY

    NUR manufactures and assembles the NUR Blueboard and NUR Fresco printers through NUR Pro Engineering, a 50% owned affiliate of NUR. Full system integration and acceptance and quality control testing of the printers are conducted by us at a NUR Pro Engineering facility located near our operations in Israel. Product quality control tests and inspections are performed at various steps throughout the manufacturing process, and each product is subject to a final test prior to delivery.

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

    The NUR Salsa line of printers is assembled by our wholly owned subsidiary Salsa Digital Printers. Frames for the NUR Salsa printers are manufactured, primarily, by an unaffiliated subcontractor, Gandi Innovations Corp., and the inkjet printheads for the NUR Salsa are purchased exclusively from Modular Ink Technology.

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

SERVICE AND SUPPORT

    Installation, post sale support and warranty services of our products, are provided by NUR America, NUR Europe, (including the Middle East & Africa division), NUR Asia Pacific, NUR Shanghai, NUR DO Brazil Ltda. and NUR Japan. In most cases, our warranty to our direct customers and distributors covers defects in the Company's Printers for a period of six months after installation, and, in most cases, NUR has a parallel warranty from our subcontractors or from their suppliers with respect to most of the components covered by our warranty. NUR is also committed to maintaining sufficient spare parts and materials necessary for the operation of the Company's Printers for a period of five years after the manufacturing date of the last NUR printer.

RESEARCH AND DEVELOPMENT

    NUR's research and development efforts, which currently engage approximately 50 employees, are focused on developing new products and technologies, enhancing the quality and performance relative to price of our existing products, reducing manufacturing costs, upgrading and expanding our product line through the development of additional features and improving functionality in response to market demand.

    We have two research and development facilities, including a facility located at our headquarters in Lod, Israel and a facility located in Louvain-la-Neuve, Belgium.

    Total research and development expenses, before royalty bearing grants, were approximately $5.5 million, $15.0 million and $10.9 million in the years ended December 31, 1999, 2000 and 2001, respectively. In the year ended December 31, 2000, $4.3 million of these expenses were due to a one-time write-off of in-process research and development related to the Salsa Digital asset purchase transaction.

    Research and development expenses are composed principally of salaries for employees, the hiring of subcontractors, depreciation of capital investment in infrastructure for software and electronic designs and prototype material costs. Initially, NUR relied on outside research and development. We began our own research and development operations in early 1994.

    Between December 1997 and March 1999, NUR Europe, one of our subsidiaries, received a grant from local authorities in Belgium for reimbursement of up to 70% of its total research and development investment, which it carries out in Belgium, up to approximately $0.6 million. NUR Media Solutions markets and sells the products developed under the grant, and reimburses the Belgium authorities at a rate of 3% of the revenue generated from the sale of the products. NUR Media Solutions has reimbursed the Belgium authorities for approximately $0.08 million as of December 31, 2001. NUR Media Solutions has established a research and development center in Belgium dedicated to the research and development of print substrates and inks for use with the Company's Printers. Between May 1999 and April 2000, NUR Media Solutions received a grant from the Belgium authorities for reimbursement of up to 50% of its total research and development investment, which it carries out in Belgium, up to approximately $0.3 million. NUR Media Solutions will reimburse the grant at a rate of 6% of the revenue generated from the products developed under the grant. As of December 31, 2001, NUR Media Solutions had a contingent obligation to pay royalties in the amount of $0.88 million.

    In September 1998, we purchased certain piezo drop-on-demand technology from Meital Technologies Ltd. We purchased Meital's technology for an aggregate amount of $3.0 million. The Meital acquisition resulted in the recognition by us of a one-time charge involving a write-off of technology assigned to research and development of $1.95 million in the third quarter of 1998.

    In July 2000, we purchased all of the assets and assumed specified liabilities of Salsa Digital Ltd. and related entities, previously one of our competitors in the digital printing market. The Salsa Digital asset purchase transaction resulted in the recognition by us of a one-time write-off of $4.3 million assigned to in-process research and development.

    In the past, NUR has received grants from the Government of Israel, through the Office of the Chief Scientist, for the development of our systems and products, including the Outboard printer. NUR received approximately $0.74 million, $0.26 and $0 million in research and development grants from the Office of the Chief Scientist in the years ended December 31, 1999, 2000 and 2001, respectively. The Office of the Chief Scientist awards grants of up to 50% (and in certain circumstances up to 66%) of a project's approved expenditures in return for royalties. Under the terms of funding, royalties are payable generally at a rate of 2% to 3% on sales of products developed from the funded project and ending when 100% to 150% of the dollar value of the grant is repaid. During 2001, we made royalty payments of $0.2 million in respect of such grants to the Office of the Chief Scientist. As of December 31, 2001, we had a contingent liability to pay $0.26 million in future royalty payments. NUR royalty payments to the Office of the Chief Scientist are in respect of sales of the NUR Fresco printers. The terms of the grants prohibit the manufacture of products developed with government grants outside of Israel or the transfer out of Israel of the technology developed pursuant to these grants without the prior consent of the Office of the Chief Scientist. These restrictions do not bar exports from Israel of products developed with such technologies. In addition, the know-how from the research and development that is used to produce the product may not be transferred to third parties or out of Israel without the approval of the Office of the Chief Scientist.

COMPETITION

    The principal competitive factors affecting the sales of our products are their performance relative to price, productivity and throughput, product features and technology, quality, reliability, cost of operation and consumables, the quality and costs of training, support and service as well as the flexibility of adapting to customers' applications of the products. Other competitive factors include the ability to provide access to product financing, NUR's reputation and customer confidence in NUR to continually develop new products and product accessories that will help them maintain and grow their business.

    Our main competitors in the super wide format arena are Vutek and Scitex Vision. Both companies have introduced products that directly compete with the NUR Blueboard and NUR Salsa Ultima super wide printers. In the wide format market, the main competitors are Scitex, through its subsidiary, Scitex Vision Ltd., 3M Image Graphics, Vutek and Raster Graphics Inc. These companies have introduced products that compete with the NUR Fresco and NUR Salsa printers.

    The printing industry is large, and many of our competitors may possess greater management, financial, technical, manufacturing, marketing, sales, distribution and other resources than those of NUR. As a result, there can be no assurance that competitors will not develop and market products utilizing new technology that are competitive in price and performance with the Company's Printers, and there can be no assurance that we can compete effectively with such products.

TRADE SECRETS, PATENTS AND PROPRIETARY RIGHTS

    We currently rely on a combination of trade secrets, licenses and patents, together with non-disclosure and confidentiality agreements, to establish and protect our proprietary rights in our products. No assurance can be given that NUR's existing patents or any future patents by NUR will not be challenged, invalidated, or circumvented, or that our competitors will not independently develop or patent technologies that are substantially equivalent or superior to our technology. There can be no assurance that further patent protection will be obtained in Israel, the United States, or elsewhere, for existing or new products or applications, or that such further protection, if obtained, will be effective. In some countries, meaningful patent protection is not available. We are not aware of any material claim that our products infringe upon the proprietary rights of third parties. However, there can be no assurance that third parties will not assert infringement claims against NUR in the future, and the cost of responding to such assertions, regardless of their validity, could be significant. In addition, such claims may be found to be valid and could result in awards against NUR, which could have a material effect on our business. As a result, the cost to NUR of protecting our patent rights could be substantial. We believe that our success is less dependent upon the legal protection afforded by patent and other proprietary rights than on the knowledge, ability, experience and technological expertise of our employees and our key suppliers. It is NUR's policy to have employees sign confidentiality agreements, to have selected parties, including key suppliers, subcontractors and distributors, sign non-competition agreements, and to have third parties sign non-disclosure agreements. Although NUR takes precautionary measures to maintain our trade secrets, no assurance can be given that others will not acquire equivalent trade secrets or otherwise gain access to or disclose NUR's proprietary technology, or that we can meaningfully protect our rights to such proprietary technology not subject to patent protection.

EMPLOYEES AND LABOR RELATIONS

    As of December 31, 2001, we employed 404 persons worldwide, about twelve percent of which work in research and development. Approximately one-fifth of these employees are employed by NUR in Israel and the remainder are employed by our subsidiaries worldwide. All of the NUR's employees who have access to confidential information are required to sign a non-disclosure agreement covering all of our confidential information that they might possess or to which they might have access.

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

    The Poalim Capital Markets' litigation, whether or not determined in our favor or settled by us, may be costly and may divert the efforts and attention of our management from normal business operations.

    In September 2000, Abudi Signage Industry Ltd., an Israeli company, and Abudi Printing Technology Ltd., a wholly owned subsidiary of Abudi Signage Industry Ltd. (collectively, the 'Abudi Parties'), filed suit in the District Court of Tel Aviv, Israel, against Meital Technologies Ltd., Mr. Kobi Markovitz (the major shareholder of Meital), who is currently a consultant to NUR in the field of technologies development, NUR and Erez Shachar, our President and Chief Executive Officer. The Abudi Parties claim that Meital, in selling its peizo drop-on demand technology to NUR breached agreements between the Abudi Parties and Meital pursuant to which: (i) Meital was to develop, manufacture and sell to the Abudi Parties an upgrade for Abudi's Vutek airbrush digital printers and Abudi was to receive the exclusive right to market, distribute and sell these upgrades, and (ii) Abudi was provided an option to purchase up to 20% of Meital shares upon terms and conditions no less favorable than other investors. The Abudi Parties claim that NUR knowingly purchased the Meital technology and therefore caused Meital to breach its option agreements with the Abudi Parties. The Abudi Parties seek consequential and indemnification monetary damages up to approximately $4.95 million. In May 2002, the parties reached an out-of-court settlement whereby the Company undertook to pay the Abudi Parties $0.14 million for the complete and final settlement of this matter.

    We are not currently subject to any other material legal proceedings. We may from time to time become a party to various legal proceedings in the ordinary course of our business.

ORGANIZATIONAL STRUCTURE

    As of December 31, 2001, the following chart presents our corporate structure, the jurisdiction of incorporation of our subsidiaries and the percentage of shares that we hold in those subsidiaries.

                      SUBSIDIARIES                         PERCENTAGE   JURISDICTION OF INCORPORATION
                      ------------                         ----------   -----------------------------
Encre Consumables B.V. ..................................     100%      Amsterdam, Netherlands
NUR America Inc. (NUR America)...........................     100%      Texas, United States
NUR Asia Pacific (Hong Kong) Ltd. (NUR Asia Pacific).....     100%      Hong Kong, China
NUR DO Brazil Ltda. .....................................     100%      Sao Paulo, Brazil
NUR Europe S.A. (NUR Europe).............................     100%      Brussels, Belgium
NUR Hungary Trading and Software Licensing Limited
  Liability Company......................................     100%      Budapest, Hungary
NUR Macroprinters (Shanghai) Ltd. (NUR Shanghai).........     100%      Shanghai, China
NUR Media Solutions S.A. (NUR Media Solutions)...........     100%      Brussels, Belgium
Salsa Digital Printers Ltd. (Salsa Digital Printers).....     100%      Texas, United States*
NUR Japan Ltd. (formerly Signtech Japan Ltd.)
  (NUR Japan)............................................     100%      Tokyo, Japan
NUR Pro Engineering Ltd. (NUR Pro Engineering)...........      50%      Rosh Ha'ain, Israel
Stillachem S.A. (Stillachem).............................     100%      Brussels, Belgium**

---------

*  Salsa Digital Printers is now doing business as NUR Engineering USA.

** NUR acquired the remaining outstanding capital stock of Stillachem in May
   2001. As a result, Stillachem is now a wholly owned subsidiary of NUR. As part of the restructuring and consolidation of our ink research and development and manufacturing operations we are now in the process of dissolving Stillachem. The ink previously manufactured by Stillachem is now manufactured in San Antonio, TX by Salsa Digital Printers. The ink research and development is to be continued by NUR Media Solutions.

Israel

    NUR's main facilities are located in the high-tech industrial zone in Lod, Israel in a building that is approximately 50,000 square feet. We use this facility as our headquarters and for research and development. We have invested a total of approximately $1.6 million in improving this facility. The initial five-year lease of the Lod facility, which commenced November 20, 2000, provides for monthly rent of $63,000. The lease agreement grants NUR an option to continue the lease term for two consecutive periods of 2.5 years each.

    NUR Pro Engineering Ltd., a 50% owned affiliate, leases approximately 23,777 square feet in Rosh Ha'ain, Israel, for the manufacture and assembly of the NUR Blueboard and the NUR Fresco printers. The Rosh Ha'ain lease expires in October 2002.

United States

    NUR America leases office space in Newton, MA consisting of 26,500 square feet that it has used as the subsidiary's headquarters, sales and marketing offices and demonstration and service center. The Newton lease expires in January 2011. In addition, NUR America leases and sub-leases an additional 4,500 square feet of office space in Newton, MA that served in the past as NUR America's headquarters. This lease expires in October 2008. As part of our restructuring plan we consolidated our U.S. operations. NUR America, Inc. in Boston, MA and Salsa Digital Printers Ltd. were integrated into a single large facility in San Antonio, TX. We are currently evaluating options with respect to the leases on the Newton, MA offices.

    Salsa Digital Printers leases 67,250 square feet in San Antonio, TX for use as a manufacturing facility for the Salsa product line and the NUR inks, as well as the headquarters for NUR America and NUR America's sales and marketing offices and training and service center. The San Antonio, TX lease expires in June 2006.

Europe

    NUR Europe leases approximately 1,970 square feet of office space in Louvain-la-Neuve, Belgium for use as the subsidiary's headquarters and sales office, demonstration and service center. The Louvain-la-Neuve lease expires in March 2011. In 2000, NUR Europe expanded its headquarters space at the above location by an additional 3,766 square feet. The lease for the additional space expires in March 2012.

    NUR Media Solutions leases approximately 1,867 square feet office space in Louvain-la-Neuve, Belgium for use as office space. The Louvain-la-Neuve lease expires in November 2009.

    Stillachem leases temporary office space in Belgium of approximately 853 square feet. The lease expires in November 2002. We are now in the process of dissolving Stillachem, therefore the lease will not be extended.

Asia Pacific

    NUR Shanghai leases approximately 25,833 square feet of space for use as its headquarters, warehouse and demonstration center in a free trade zone in Shanghai, China. The leases will expire on January 2004.

    NUR Asia Pacific leases office space of approximately 1,254 square feet in Hong Kong. The lease expires on September 2002. NUR Asia Pacific leases office space of approximately 1,162 square feet in Singapore. The lease expires on April 2003. NUR Asia Pacific also leases approximately 1,395 square feet of office space in Guangzhou and approximately 1023 square feet in Beijing. The leases expire on October 2002 and May 2003, respectively.

Japan

    Signtech Japan leases approximately 2,173 square feet of office space in Tokyo. The lease expires February 2003.

ITEM 5: OPERATING AND FINANCIAL REVIEW AND PROSPECTS

OPERATING RESULTS

GENERAL

    NUR is a world leader in the market for the sale of wide format and super wide format digital printing systems. NUR develops, manufactures, sells and services digital, inkjet color printing systems for on-demand, production, wide format and super wide format printing. NUR also supplies inks and substrates that are consumable products for the operation of the Company's Printers. In July 2000, we purchased all of the assets and assumed specified liabilities of Salsa Digital Ltd. and related entities, previously one of our competitors in the digital printing market. NUR's total revenues grew from $60.7 million in the year ended December 31, 1999 to $121.9 million in the year ended December 31, 2000 and declined to $120.4 million in the year ended December 31, 2001. Salsa Digital's total revenues were $33.0 million in the year ended December 31, 1999 and $17.5 million for the first six months of 2000.

    We carry out our research and development activities at two locations, our facilities in Lod, Israel and in Belgium. NUR's main sales and service activities are carried out through our wholly owned subsidiaries, NUR Europe, located in Brussels, Belgium, NUR America, located in San Antonio, TX (USA), NUR Asia Pacific located in Hong Kong, NUR Shanghai located in Shanghai, China, NUR DO Brazil Ltda., located in Sao Paulo, Brazil, NUR Japan located in Tokyo, Japan and through NUR Europe's division of Middle East & Africa located in Belgium. The former Salsa Digital business is currently operated through Salsa Digital Printers Ltd. and NUR Hungary Trading and Software Licensing Limited Liability Company, both of which are wholly owned subsidiaries. NUR wholly owns NUR Media Solutions, located in Brussels, Belgium, which develops, markets and sells advanced consumables for the Company's Printers. NUR wholly owns Stillachem, located in Charleroi, Belgium, which is a digital ink factory producing inks for the NUR Fresco printers. In October 2001, we consolidated and streamlined our ink manufacturing operations. Inks for the NUR Fresco, NUR Salsa and NUR FabriGraph printers are now manufactured by our wholly owned subsidiary Salsa Digital Printers in San Antonio, TX. Stillachem is in the process of being dissolved. NUR holds 50% of NUR Pro Engineering Ltd. located at Rosh Ha'ain Israel, which is our main subcontractor for the assembly of the NUR Blueboard and NUR Fresco printers.

    NUR was incorporated as an Israeli corporation on July 29, 1987 and began operations in June 1991. Since October 1995, NUR's ordinary shares have been traded on the Nasdaq National Market. NUR is currently quoted on Nasdaq National Market under the symbol 'NURM.'

    Revenues are derived from the sale of our printers, which include the NUR Blueboard printers, the NUR Fresco printers, the NUR Salsa printers and the NUR FabriGraph printers, and from the sale of inks, substrates, spare parts and related services.

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

    The sales and marketing expenses include the costs associated with the staff of the sales and marketing force of NUR and our subsidiaries, advertising and promotion of existing and new products, trade shows, commissions, and other marketing activities. During 2000, NUR expended significant financial and management resources to expand our business and product offerings. Grants are netted from sales and marketing costs on an accrual basis as the related expenses are incurred. NUR invested in the integration of the Salsa Digital and the NUR worldwide sales and service organizations, strengthening the service and sales organizations of NUR Europe, (including the Middle East & Africa division), NUR America, NUR Asia Pacific, NUR Shanghai, NUR DO Brazil and NUR Japan. NUR also invested in the continuation of the development of NUR Media Solutions, a subsidiary dedicated to the development and marketing of consumables, mainly substrates, inks and clear coat varnishes for the use with NUR's products.

CERTAIN CRITICAL ACCOUNTING POLICIES

    The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an on-going basis, the Company evaluates its estimates and judgments, including allowance for doubtful accounts and inventory valuation. The Company bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Under different assumptions or conditions, actual results may differ from these estimates.

    NUR believes the following critical accounting policies, among others, affect its more significant judgments and estimates used in the preparation of its consolidated financial statements.

    NUR's consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the U.S. For more information on NUR's financial statements, please see NUR's consolidated financial statements as of December 31, 2001, which are included as a part of this annual report on Form 20-F.

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

    The Company maintains an allowance for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments, which is included in bad debt expense. The Company determines the adequacy of this allowance by regularly reviewing the complexion of its accounts receivable aging and evaluating individual customer receivables, considering customer's financial condition, credit history and current economic conditions. If the financial condition of the Company's customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required in future periods.

    On occasion, the Company engages in the sale of trade receivables with established commercial banking institutions. As of December 31, 2001, a total amount of $ 10,186 was sold to the banks.

    In June 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 141, 'Business Combinations', and No. 142, 'Goodwill and Other Intangible Assets', effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized but will be subject to annual impairment tests in accordance with the Statements. Other intangible assets will continue to be amortized over their useful lives. The Company will apply the new rule beginning in the first quarter of 2002. Application of the non-amortization provisions of the Statements is expected to result in an increase in net income of approximately $1.0 million per year. During 2002, the Company will perform the first of the required impairment tests of goodwill and indefinite lived intangible assets. The Company cannot yet estimate what the effect of these tests will be on its financial position and results of operations.

GEOGRAPHIC BREAKDOWN OF REVENUES

    We sell our products and services throughout the world. Revenues are generally attributed to the location of the sale of the product or service to the end-user. The table below shows the breakdown of revenues (dollars in thousands) by categories of activities and into geographic markets in the years ended December 31, 2001, 2000 and 1999. The 'Others' category, below, includes, among other things, revenues generated by the service of the Company's Printers. With the sale of NUR Germany in the third quarter of 1999, NUR no longer derives significant revenues from the sale of printed materials.

                                                               YEAR ENDED DECEMBER 31, 2001
                            --------------------------------------------------------------------------------------------------
                                                                                 PRINTED
                               PRINTERS           INK           SUBSTRATES      MATERIALS         OTHERS            TOTAL
                               (54.2%)          (26.1%)          (10.4%)           (0%)           (9.3%)           (100%)
                            --------------   --------------   --------------   ------------   --------------   ---------------
           REGION             $        %       $        %       $        %       $      %       $        %        $        %
           ------             -        -       -        -       -        -       -      -       -        -        -        -
Middle-East & Africa......   3,662    5.6%    1,234    3.9%      766    6.1%    --      --       169    1.5%     5,831    4.8%
Asia......................  21,316   32.7%    7,483   23.8%      392    3.1%    --      --     4,639   41.5%    33,830   28.1%
Europe....................  24,739   37.9%    7,401   23.6%    6,243   49.8%    --      --     3,374   30.2%    41,757   34.7%
North & Latin America.....  15,548   23.8%   15,272   48.7%    5,138   41.0%    --      --     3,001   26.8%    38,959   32.4%
                            ------   -----   ------   -----   ------   -----   -----   ----   ------   -----   -------   -----
   Total Revenues.........  65,265    100%   31,390    100%   12,539    100%    --      --    11,183    100%   120,377    100%
                            ------   -----   ------   -----   ------   -----   -----   ----   ------   -----   -------   -----
                            ------   -----   ------   -----   ------   -----   -----   ----   ------   -----   -------   -----

                                                               YEAR ENDED DECEMBER 31, 2000
                            --------------------------------------------------------------------------------------------------
                                                                                 PRINTED
                               PRINTERS           INK           SUBSTRATES      MATERIALS         OTHERS            TOTAL
                               (65.3%)          (19.8%)           (9.8%)           (0%)           (5.1%)           (100%)
                            --------------   --------------   --------------   ------------   --------------   ---------------
           REGION             $        %       $        %       $        %       $      %       $        %        $        %
           ------             -        -       -        -       -        -       -      -       -        -        -        -
Middle-East & Africa......   4,081    5.2%    1,059    4.3%      979    8.2%    --      --       513    8.2%     6,632    5.4%
Asia......................  18,120   22.8%    5,238   21.6%      365    3.0%    --      --     2,500   39.7%    26,223   21.6%
Europe....................  27,802     35%    5,932   24.5%    5,922   49.3%    --      --     1,633   26.0%    41,289   33.9%
North & Latin America.....  29,518     37%   11,872   49.6%    4,747   39.5%    --      --     1,643   26.1%    47,780   39.1%
                            ------   -----   ------   -----   ------   -----   -----   ----   ------   -----   -------   -----
   Total Revenues.........  79,521    100%   24,101    100%   12,013    100%    --      --     6,289    100%   121,924    100%
                            ------   -----   ------   -----   ------   -----   -----   ----   ------   -----   -------   -----
                            ------   -----   ------   -----   ------   -----   -----   ----   ------   -----   -------   -----

                                                            YEAR ENDED DECEMBER 31, 1999
                            -----------------------------------------------------------------------------------------------
                                                                               PRINTED
                              PRINTERS         INK           SUBSTRATES       MATERIALS        OTHERS            TOTAL
                              (55.1%)        (23.1%)          (12.1%)           (4%)           (5.7%)           (100%)
                            -----------   --------------   --------------   ------------   --------------   ---------------
           REGION               $        %       $        %       $        %       $      %       $        %        $        %
           ------               -        -       -        -       -        -       -      -       -        -        -        -
Middle-East & Africa.......  2,408    7.2%    1,428   10.2%      785   10.8%    --      --       330    9.5%     4,951    8.2%
Asia.......................  6,357     19%    2,792   19.9%      468    6.4%    --      --       378   10.9%     9,995   16.5%
Europe..................... 11,017   32.9%    3,533   25.1%    2,898   39.8%   2,460   100%    1,540   44.4%    21,448   35.3%
North & Latin America...... 13,692   40.9%    6,291   44.8%    3,123     43%    --      --     1,219   35.2%    24,325     40%
                            ------   -----   ------   -----   ------   -----   -----   ----   ------   -----   -------   -----
   Total Revenues.......... 33,474    100%   14,044    100%    7,274    100%   2,460   100%    3,467    100%    60,719    100%
                            ------   -----   ------   -----   ------   -----   -----   ----   ------   -----   -------   -----
                            ------   -----   ------   -----   ------   -----   -----   ----   ------   -----   -------   -----

RESULTS OF OPERATIONS

    The following table sets forth for the periods indicated certain line items from NUR's statement of operations as a percentage of NUR's sales:

                                                               YEARS ENDED DECEMBER 31,
                                                              ---------------------------
                                                              1999(1)   2000(2)   2001(3)
                                                              -------   -------   -------
Revenues....................................................   100%      100%      100%
    Cost of sales of printers and related products..........   50.1      52.6      59.8
    Cost of sales of printed materials......................    2.2      --        --
    Inventory write-off.....................................   --        --         3.2
    Gross profit............................................   47.7      47.4      37.0
    Research and development expenses.......................    9.1      12.3       9.0
    Research and development expenses net...................    7.9      12.0       8.5
    Selling expenses, net...................................   15.6      14.3      15.5
    General and administrative expenses.....................   10.3      10.5      11.1
    Amortization of goodwill and other intangible assets....   --         1.1       2.4
    Operating income (loss).................................   13.8       9.5      (3.4)
    Financial expenses, net.................................      1       1.1       2.8
    Other income (expense), net.............................    0.3      --         0.3
    Taxes on income (tax benefit)...........................    1.3       1.0      (0.2)
    Minority interest in earnings of a subsidiary...........   0.05      --        --
    Equity in earnings (losses) of affiliates, net..........    0.1       0.4      (0.1)
    Net income (loss).......................................   11.8       7.0      (6.0)

---------

(1) Represents NUR on a consolidated basis with our subsidiaries NUR Media Solutions, NUR America, NUR Europe, NUR Shanghai, NUR Asia Pacific and NUR Germany (six months). We owned 84% of NUR Germany; this subsidiary was sold during the third quarter of 1999.

(2) Represents financial information for NUR together with our subsidiaries NUR Media Solutions, NUR America, NUR Europe, NUR Shanghai, NUR Asia Pacific, Salsa Digital Printers Ltd. (six months), NUR Hungary Trading and Software Licensing Limited Liability Company, NUR DO Brazil Ltda., Encre Consumables B.V and NUR Japan.

(3) Represents financial information for NUR together with our subsidiaries NUR Media Solutions, NUR America, NUR Europe, NUR Shanghai, NUR Asia Pacific, Salsa Digital Printers, NUR Hungary Trading and Software Licensing Limited Liability Company, NUR DO Brazil Ltda., Encre Consumables B.V, NUR Japan and Stillachem. In May 2001, we purchased the remaining 49.9% of Stillachem S.A. We previously owned 50.1% of this subsidiary.

YEAR ENDED DECEMBER 31, 2001 COMPARED WITH YEAR ENDED DECEMBER 31, 2000

    Revenues. Revenues were approximately $120.4 million in the year ended December 31, 2001, compared to approximately $121.9 million in the year ended December 31, 2000. This decrease was attributable to a weakened macroeconomic environment, a slowdown in capital equipment investments and reduced demand for printing consumables.

    Gross Profit. Gross profit was approximately $48.5 million, excluding one-time inventory write-offs of $4.0 million, and $44.5 million including such charges in the year ended December 31, 2001, compared to $57.8 million in the year ended December 31, 2000. The decrease in gross profits in 2001 was primarily due to a decline in our sales which subsequently led to an increase in the overhead and fixed costs in the cost of goods sold as a percentage of sales. In addition, the gross margins decreased as a result of the pressure we have experienced on the price of our products throughout 2001.

    Expenses. Research and development costs, net of government grants, were approximately $10.2 million in the year ended December 31, 2001, compared to $14.6 million in the year ended December 31, 2000. The expenses in 2000 included a one-time $4.3 million write-off of research and development in-process due to the Salsa Digital asset purchase transaction which was affected in July

2000. Accordingly, research and development expenses remained stable in 2001. NUR expects to continue to invest significant resources in research and development programs for new products and enhancements of existing products.

    Selling and marketing expenses were approximately $18.7 million in the year ended December 31, 2001 compared to approximately $17.4 million in the year ended December 31, 2000. As of December 31, 2001, NUR received $1.27 million from the Marketing Fund for selling and marketing expenses. NUR is no longer eligible for support from the Marketing Fund due to its reaching the maximum allowed export revenues. The majority of sales and marketing expenses are incurred by the following distribution subsidiaries: NUR Europe, NUR America, NUR Shanghai and NUR Asia Pacific.

    General and administrative expenses were approximately $19.5 million, including amortization of goodwill and other intangible assets of $2.9 million and restructuring and other one-time expenses of $3.2 million, for the year ended December 31, 2001 compared to approximately $14.2 million in the year ended December 31, 2000. The restructuring consisted of a series of strategic initiatives intended to further reduce costs and increase efficiency following the acquisition of Salsa Digital, including the following: consolidating the operations of NUR America and Salsa Digital Printing into one facility in San-Antonio, TX; consolidating the operations of Stillachem into the facility of Salsa Digital Printing in San Antonio; and, consolidating the Company's research and development operations into the Company's facility in Lod, Israel.

    Financial expenses, net increased to $3.3 million in the year ended December 31, 2001 compared to $1.4 million in the year ended December 31, 2000. This increase was mainly due to interest expenses in respect of long-term bank loans taken to finance the cash portion of the Salsa Digital acquisition.

    Taxes. Tax benefit was $(0.2) million in the year ended December 31, 2001 as compared to tax expenses of $1.2 million in the year ended December 31, 2000. The tax benefit is attributed to losses incurred by the Company in 2001.

YEAR ENDED DECEMBER 31, 2000 COMPARED WITH YEAR ENDED DECEMBER 31, 1999

    Revenues. Total revenues increased by 100.8% to approximately $121.9 million in the year ended December 31, 2000, from approximately $60.7 million in the year ended December 31, 1999, as a result of both the purchase of substantially all of the assets of Salsa Digital Ltd. in July 2000 and internally generated growth. Excluding NUR Germany results from the year ended December 31, 1999 (a subsidiary that was sold during the third quarter of 1999), total revenues in 2000 increased by 109.5% compared to $58.2 million in 1999. NUR's total revenues, including Salsa Digital on a pro forma basis (assuming the Salsa Digital acquisition had been consummated as of January 1, 1999), increased by 48.6% to approximately $139.4 million in the year ended December 31, 2000, from approximately $93.8 million in the year ended December 31, 1999.

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

    Expenses. Research and development costs, net of government grants, were approximately $14.6 million in the year ended December 31, 2000, compared to $4.8 million in the year ended December 31, 1999, an increase of 204.2%. The increase occurred as a result of NUR's internal growth and the purchase of substantially all of the assets of Salsa Digital Ltd. in July 2000 and included a one time $4.3 million write-off of research and development in-process due to the Salsa Digital asset purchase transaction. NUR expects to continue to invest significant resources in our research and development programs for new products and enhancements of existing products. NUR expects that research and development expenses will continue to increase in absolute dollar terms as compared to previous years.

Net research and development costs on a pro forma basis were approximately $9.6 million in the year ended December 31, 2000 compared to $6.7 million in the year ended December 31, 1999, an increase of 43.3%.

    Selling and marketing expenses were approximately $17.3 million in the year ended December 31, 2000 compared to approximately $9.5 million in the year ended December 31, 1999, an increase of 82.1%. The increase is due to NUR's internal growth and the purchase of substantially all of the assets of Salsa Digital Ltd. in July 2000. The majority of sales and marketing expenses are incurred by the following distribution subsidiaries, NUR Europe, NUR America, NUR Shanghai and NUR Asia Pacific. Selling and marketing expenses on a pro forma basis were approximately $22.7 million in the year ended December 31, 2000 compared to $14.5 million in the year ended December 31, 1999, an increase of 56.6%.

    General and administrative expenses were approximately $14.2 million, including amortization of goodwill and other intangible assets in the year ended December 31, 2000, compared to approximately $6.3 million in the year ended December 31, 1999, representing approximately 125% increase. General and administrative expenses on a pro forma basis were approximately $17.2 million in the year ended December 31, 2000 compared to $15.9 million in the year ended December 31, 1999, an increase of 8.2%. This increase is a result of both the purchase of substantially all of the assets of Salsa Digital Ltd. in July 2000 and approximately $0.6 million of integration costs and $1.4 million of intangibles assets amortization costs, both related to the Salsa Digital asset purchase transaction.

    Financial expenses, net increased to $1.4 million in the year ended December 31, 2000 from $0.6 million in the year ended December 31, 1999, a 133% increase. This increase is mainly due to interest expenses in respect of loans taken to finance the cash portion of the Salsa Digital asset purchase.

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

    During 1992 and 1993, the value of the U.S. dollar increased relative to major currencies and the rate of inflation in Israel exceeded the rate in the United States. In 1995, 1996 and 1997 the value of the U.S. dollar decreased relative to major currencies, and the rate of inflation in Israel exceeded the rate in the United States. The annual rate of inflation in Israel in 1999 was 1.3%, decreased to 0% in 2000 and increased to 1.4% in the year ended
December 31, 2001. The NIS was devalued against the U.S. dollar by approximately 0.16% in 1999, by approximately 2.7% in 2000 and by approximately 9.3% in 2001. NUR cannot predict whether the rate of devaluation of the NIS against the U.S. dollar will continue to exceed the rate of inflation in the future and whether these conditions will have a material adverse effect on NUR.

    The representative dollar exchange rate for converting the NIS to dollars, as reported by the Bank of Israel, was NIS 4.416 for one dollar U.S. on December 31, 2001. The representative dollar exchange rate was NIS 4.041 on December 31, 2000 and NIS 4.153 on December 31, 1999.

    NUR's transactions and balances denominated in U.S. dollars are presented at their original amounts. Non-dollar transactions and balances have been measured into U.S. dollars in accordance with Statement 52 of the FASB. All transaction gains and losses from remeasurement of monetary balance sheet items denominated in non-dollar currencies are reflected in the statement of operations as financial income or expenses, as appropriate. The average exchange rates during the years ended December 31, 1999, 2000 and 2001 were NIS 4.077, 4.024 and 4.205 for one-dollar U.S., respectively. The exchange rate as of May 31, 2002 was NIS 4.916 for one dollar.

LIQUIDITY AND CAPITAL RESOURCES

    During the past several years, we have funded our operations primarily through the private sale of our equity securities, commercial bank loans and through cash generated from operations.

OPERATING ACTIVITIES

    In the year ended December 31, 2001, NUR had net loss of $(7.2) million. Net cash used in operating activities was approximately $0.6 million. The main changes in NUR's working capital were (i) a decrease of approximately $7.0 million in trade accounts receivable and (ii) a decrease of approximately $3.2 million other accounts payable and accrued expenses.

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

INVESTING ACTIVITIES

    Net cash used in investing activities was approximately $8.1 million in the year ended December 31, 2001, consisting mainly of purchase, net of property and equipment. Net cash used in investing activities was approximately $21.8 million in the year ended December 31, 2000, consisting mainly of $18.7 million in respect of the purchase of the Salsa Digital assets and liabilities and $3.2 million for equipment. Net cash used in investing activities was approximately $1.4 million in the year ended December 31, 1999, including $0.7 million provided by realization of investment in a subsidiary.

FINANCING ACTIVITIES

    Net cash provided by financing activities in the year ended December 31, 2001 was approximately $2.5 million derived from an increase in the Company's short-term bank credit.

    In January 2002, NUR sold an aggregate of 2,333,333 ordinary shares in a private placement, at a price of $3.00 per share, to the Investment Corp. of United Mizrahi Bank Ltd. generating total proceeds of $7.0 million. The Investment Corp. also received warrants to purchase an additional 612,500 ordinary shares at an exercise price of $4.50 per share, exercisable until January 17, 2006.

    NUR maintained long- and short-term credit facilities in an aggregate amount of approximately $38.8 million at December 31, 2001. At December 31, 2001, NUR had approximately $33.7 million in long-term loans from banks and others, $2.0 million of which is payable within 12 months and $5.1 in short-term bank credit and short-term loans. NUR's long term loans are linked to the U.S. dollar and the Euro bearing interest at a rate ranging between 4.95% and 6.00%. In February 2002, the Company reached an agreement with the banks to reschedule the payment terms of its long-term loans for certain terms and conditions, deferring payment of the majority of the principal until 2005.

    As of December 31, 2001, total current assets of NUR amounted to approximately $79.3 million, out of which $12.5 million was in cash and cash equivalents, compared with total current liabilities of approximately $37.4 million. The decrease in current assets is attributable primarily to the decrease in accounts receivable.

    Net cash provided by financing activities in the year ended December 31, 2000 was approximately $42.1 million. In July and December 2000, we took long-term commercial bank loans of $25 million and $10 million, respectively, primarily to finance the cash portion of the Salsa Digital purchase and other acquisition costs. In September 2000, NUR consummated a private placement through Investec Investment Banking-Israel. Several investors purchased an aggregate of 748,223 ordinary shares at a price of $13.365 per share for aggregate net proceeds of $9.4 million.

    In the year ended December 31, 1999, net cash provided by financing activities was approximately $4.4 million. In September 1999, NUR sold an aggregate of 600,000 ordinary shares and warrants to purchase 150,000 ordinary shares, for aggregate proceeds of $3.3 million, in a private placement to ISAL Amlat Investment (1993) Ltd. and Dovrat & Co. Ltd. In February 2000, ISAL and Dovrat exercised the warrants at an exercise price of $8.00 per share for aggregate proceeds of $1.2 million.

    We have granted several security interests in our assets to various banks and leasing companies to secure bank credit lines and lease facilities.

CURRENT AND FUTURE CAPITAL NEEDS

    As a result of decreasing sales, NUR instituted a growth-renewal program in May 2002 to complement certain restructuring steps already taken during 2001. Taken together, we believe these efforts will provide NUR with a stronger operational and capital position. First, we implemented a corporate plan in order to create a more centralized, functional and cost-effective organization. Second, in 2001, we reduced our number of employees from 528 at December 31, 2000 to 404 at December 31, 2001, or approximately 23%. During the second quarter of 2002, we further reduced headcount by another 60 employees or 15% of the workforce, and implemented salary cuts for most of the remaining employees. Third, we are working to improve and expand our portfolio of products. Total restructuring and other one-time expenses in 2001 amounted to $3.4 million. In addition, in 2001, NUR incurred one-time inventory write-off of approximately $4.0 million, which was associated with more efficient product rationalization such as, among other things, the decrease of spare parts inventory.

    We believe that our expected revenues from operations together with existing capital resources and credit facilities will be sufficient to fund NUR's current activities at their present rate. NUR will require additional funds, to be raised through public or private financing of debt or equity, if we seek to expand our operations. If such funds are not raised, we may be unable to increase expenditures for research and development, production, or marketing of our products, any one of which could have an adverse effect on NUR's business. There can be no assurance that such additional financing will be available or that, if available, it will be obtained on terms favorable to NUR. We currently have no commitments for additional financing and are exploring the possibility of raising additional capital.

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

RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

    NUR's research and development efforts, which currently engage approximately 53 employees, are focused on developing new products and technologies; enhancing the quality and performance relative to price of our existing products; reducing manufacturing costs; upgrading and expanding our product line through the development of additional features; and improving functionality in response to market demand.

    There are two research and development facilities, a facility at our headquarters in Lod, Israel, and a facility in Louvain-la-Neuve, Belgium.

    Total research and development expenses, before royalty bearing grants, were approximately $5.5 million, $15.0 million and $10.9 million, in the years ended December 31, 1999, 2000 and 2001, respectively. In the year ended December 31, 2000, $4.3 million of these expenses were related to the purchase of assets from Salsa Digital, resulting in a one time $4.3 million write-off assigned to research and development. Salsa Digital invested approximately $1.8 million and $0.6 million for the years ended December 31, 1999 and the first six months of 2000, respectively. Research and development expenditures are composed principally of salaries for employees, the hiring of subcontractors, depreciation of capital investment in infrastructure for software and electronic designs, and prototype material costs. See 'ITEM 4: Information on NUR-Research and Development.'

TREND INFORMATION

PRINTERS SALES

    Revenues from sales of the Company's Printers, which comprise 54% of the Company's total revenues in 2001, declined by 18% in 2001 compared to 2000. We believe that following a recovery of global economic conditions, the use of wide format and super wide format printing, such as that produced by the Company's Printers, should grow, and that the portion of the market serviced by digital printing should continue to increase. There can be no assurance, however, that NUR will increase its market share in the wide and super wide format market or increase its revenues from sales of its printers.

CONSUMABLES SALES

    During the past few years, NUR has focused on a recurring revenues strategy for consumables. The consumable business is composed of two families of products -- specialized inks and specialized substrates. Revenues from consumables grew by 30% in 2001 compared to 2000. NUR believes that, on the one hand, the growth rate in the sale of its consumables during 2002 will be negatively affected by competitive pressures on pricing and reduced printing output by our customers due to slow economic conditions worldwide and, on the other hand, positively affected by the growth of our installed customer base, likely resulting in a growth rate approximating the growth rate of the installed base of the Company's Printers.

GROSS MARGINS

    Following our financial results for the first quarter of 2002, we expect our gross margins levels in 2002 to be lower than those realized in 2001. Although we have made certain reductions in the manufacturing cost of our existing products, we have experienced a downward price pressure on these products. In addition, as our sales decline, the overhead and fixed costs in the cost of goods sold has increased as a percentage of sales, reducing the gross margins. NUR is currently implementing a plan to improve operational efficiencies worldwide, for more information see ' -- Restructuring Plans.'

INDUSTRY

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

RESTRUCTURING PLANS

    During 2001, NUR announced and implemented a restructuring plan in order to align its cost structure to more conservative growth rates. NUR's restructuring plan was primarily related to the reorganization of operating activities, such as the centralization of certain manufacturing operations, the relocation of activities, a reduction in workforce and a reduction in other administrative costs. Total restructuring and other one-time expenses amounted to $3.2 million. In addition, NUR incurred one-time inventory write-offs of approximately $4.0 million associated with more efficient product rationalization such as, among other things, the decrease of spare parts inventory.

    Following the financial results of the Company in the first quarter of 2002, the Company initiated an additional restructuring plan to complement the restructuring steps already taken during 2001. First, NUR implemented a corporate plan in order to create a more centralized, functional and cost-effective organization. Second, the Company further reduced headcount by 60 positions during the second quarter of 2002, and implemented salary reductions for most of the remaining employees. Third, NUR is working to improve and expand our portfolio of products in an effort to increase market share and spur growth.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS AND SENIOR MANAGEMENT

    The executive officers, senior managers and directors of NUR are as follows:

             NAME                AGE                  POSITION WITH NUR
             ----                ---                  -----------------
Dan Purjes(2)..................  52    Chairman of the Board of Directors
Erez Shachar(3)................  38    President, Chief Executive Officer and Director
Hilel E. Kremer................  40    Vice President of Finance and Chief Financial
                                         Officer
Eliahu Shalev..................  52    Vice President of Research and Development and
                                         Chief Operating Officer
Ron Michael....................  34    Vice President of Marketing
Alon Avnon.....................  39    Vice President of Sales and Business Development
Doron Tsur(1)(2)(5)............  38    Director
Robert F. Hussey (1)(2)........  53    Director
Oded Akselrod (6)..............  56    Director
Orit Leitman (1)(2)(4).........  43    Director
Gideon Shenholz (1)(3)(4)......  48    Director

---------

(1) Member of NUR's Audit Committee.

(2) Member of NUR's Stock Option and Compensation Committee.

(3) Member of the NUR's Non-Employee Director Share Option Plan Committee.

(4) External Director.

(5) Elected to serve on the Board of Directors pursuant to a voting arrangement between Dan Purjes and Isal Amlat Investments (1993) Ltd. For more information, see 'ITEM 10.B: Memorandum of Association and Amended and Restated Articles of Association -- Rights of Shareholders.'

(6) Elected to serve on the Board of Directors pursuant to a voting arrangement between Dan Purjes and the Investment Corp. of United Mizrahi Bank Ltd. For more information, see 'ITEM 10.B: Memorandum of Association and Amended and Restated Articles of Association -- Rights of Shareholders.'

    The address of each of our executive officers, senior managers and directors is c/o NUR Macroprinters Ltd., 12 Abba Hilel Silver St., PO. Box 1281, Lod 71111, Israel.

    Dan Purjes has served as the Chairman of the Board of the Company since April 1997. Mr. Purjes is the Chairman and Chief Executive Officer of FAS Holdings, Inc., the parent company of First Allied Securities, Inc., an investment banking and brokerage firm, which is a member of the NASD. Previously, Mr. Purjes was the Chairman and Chief Executive Officer of Josephthal Group, Inc., the parent company of Josephthal & Co. Inc. ('Josephthal'), an investment banking and brokerage firm, which was a member of the New York Stock Exchange. Prior to joining Josephthal in 1985, Mr. Purjes served as Vice President to a number of securities firms, including Bear Stearns & Co. and L.F. Rothschild Unterberg Towbin, in their corporate finance and brokerage sales divisions. He began his Wall Street career at Morgan Stanley & Co. in 1978 as a director of their computer systems department. Prior to that, Mr. Purjes was a manager at Citibank and at Philip Morris International in their computer systems areas. Mr. Purjes earned B.S. and M.S. degrees in Computer Science from the City College of New York School of Engineering.

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

    Hilel E. Kremer has served as the Chief Financial Officer and Vice President of Finance of NUR since December 1998. Mr. Kremer has also served as a Director of NUR Europe, NUR America and NUR Media Solutions since December 1998, of NUR Asia Pacific since April 1999, of Encre Consumables B.V since April 2000 and of NUR Hungary Trading and Software Licensing Limited Liability Company and of Salsa Digital Printers since May 2000. As of January 2001, Mr. Kremer has also served as a Director of NUR Japan. Prior to joining NUR, from 1993 to 1998, Mr. Kremer served in various management positions with Scitex Corporation. Mr. Kremer's last position with Scitex was Vice President of Finance and Chief Financial Officer of Scitex Asia Pacific, and prior thereto Mr. Kremer held several positions in the finance organization of Scitex Europe. Prior to joining Scitex, Mr. Kremer held various positions in the budgeting department of the Israeli Finance ministry. Mr. Kremer holds a B.A. in Economics from Hebrew University, Jerusalem, and an M.B.A. degree from INSEAD, France.

    Eliahu Shalev has served as Vice President of Research and Development since March 2001 as well as Chief Operating Officer since November 2001. Prior to joining NUR, from April 2000 to February 2001, Mr. Shalev served as corporate Vice President of CreoScitex, heading the Output Division in Herzelia and Vancouver. From May 1981 to March 2000, Mr. Shalev served in various research and development management positions with Scitex Corporation Ltd. Mr. Shalev holds a B.Sc. in Electrical Engineering from Ben Gurion University in Israel and an MSC in Electrical Engineering from Technion Haifa. He also holds an M.B.A. degree from Tel Aviv University.

    Ron Michael has served as NUR's Vice President of Marketing since July 1999. Prior to joining NUR, from 1997 to 1999, Mr. Michael served as Chief Executive Officer of Hygiene Products Ltd., a McCarthy Group company. Prior to that he held several positions within Strategic Business Development ('SBD'), an Israeli strategy consulting firm. The last position he held at SBD was Senior Project Manager, specializing in structural business moves. Prior to that, he founded and served as Managing Director of Esprit Promotion Systems Ltd., a company specializing in the development and sales of direct marketing databases. Mr. Michael holds a B.A. in Business Administration from Tel-Aviv College of Administration, an LL.B. degree in Law from Tel-Aviv University and an M.B.A. degree from INSEAD, France.

    Alon Avnon has served as NUR's Corporate Vice President of Sales and Business Development since January 2001. Mr. Avnon served as Managing Director of NUR Europe from October 1997 until December 2000. Prior to joining NUR, from 1996 to 1997, Mr. Avnon served as Vice President of Marketing of Scidel Ltd. From 1994 to 1996 Mr. Avnon served as Director of Marketing of Scitex Europe S.A. Prior to that, he served as a consultant with Shaldor Ltd., an Israel based strategic management consulting firm. Mr. Avnon holds a B.A. in Economics and Management from Tel-Aviv University and an M.B.A. degree from INSEAD, France.

    Doron Tsur has served as a Director of the Company since July 2001. Mr. Tsur is Deputy General Manager of Isal Amlat Investments (1993) Ltd. Prior to joining Isal Amlat Investments, from 1996 to 2001, Mr. Tsur held the position of Chief Analyst and Vice President of Gmul Sahar Securities Ltd. Prior thereto, from 1993 to 1996, Mr. Tsur served as an analyst at Ofek Securities and Investment Ltd. Mr. Tsur holds an B.A. in Economics and Accounting and an M.B.A. specializing in finance from Tel-Aviv University. Mr Tsur is also a director of Cargal Ltd., a publicly-held company.

    Robert F. Hussey has served as a Director of the Company since September 1997. Mr. Hussey is a private investor. From June 1991 to April 1997, Mr. Hussey served as the President and Chief Executive Officer of Metrovision of North America. Prior thereto, from 1984 to 1991, Mr. Hussey served as the President, Chief Executive Officer and Director of POP Radio Corp., a company which he helped form. From 1979 to 1984, Mr. Hussey served as the Vice President/Management Supervisor for Grey Advertising, Inc. Mr. Hussey holds a B.S. degree in Finance from Georgetown University and an M.B.A. degree in International Finance from George Washington University. Mr. Hussey is also a director of Digital Lightwave, Inc., New World Power Corp., and Digital Data Networks, Corp., which are all publicly-held companies.

    Oded Akselrod has served as a Director of the Company since February 2002. Mr. Akselrod is the General Manager of the Investment Corp. of United Mizrahi Bank Ltd., a wholly owned subsidiary of United Mizrahi Bank Ltd. Prior to joining the Investment Corp. of United Mizrahi Bank, from 1994 to 1997, Mr. Akselrod held the position of General Manager of Apex-Leumi Partners Ltd as well as Investment Advisor of Israel Growth Fund. Prior thereto, from 1991 to 1994, Mr. Akselrod served as General Manager of Leumi & Co. Investment Bankers Ltd. Mr. Akselrod began his career in various managerial positions in the Bank Leumi Group including member of the management team of Bank Leumi, Deputy Head of the International Division, head of the Commercial Lending Department of the Banking Division, member of all credit committees at the Bank, assistant to Bank Leumi's CEO and Head of International Lending Division of Bank Leumi Trust Company of New York. Mr. Akselrod holds a Bachelor's degree in Agriculture Economics from Hebrew University, Jerusalem and a Master's degree in Business Administration from Tel Aviv University. Mr. Akselrod is also a director of Moffet Technology Fund Israel Ltd., a publicly held company.

    Orit Leitman has served as an External Director of NUR since November 2000. Ms. Leitman has served as Vice President of Finance of Paradigm Geophysical Ltd. since April 1999. From 1992 to 1999, Ms. Leitman served as Corporate Treasurer of Scitex Corporation Ltd. Ms. Leitman holds both a B.A. in Economics and an M.B.A. from the Tel-Aviv University.

    Gideon Shenholz has served as an External Director of NUR since November 2000. Mr. Shenholz has served as the Managing Director of Pegasus Technologies Ltd. since October 1995. Mr. Shenholz is one of the two founders of Pegasus Technologies Ltd., established in 1991, and one of the major shareholders in Pegasus Technologies Ltd. Prior thereto, from 1988 to 1991, Mr. Shenholz was a consultant in electronic warfare (EW), mainly to Tadiran Systems Ltd. (EW division). From 1981 to 1988, Mr. Shenholz served as a senior manager in Tadiran Systems Ltd. (EW division). Mr. Shenholz holds a B.Sc. Degree in Electronic Engineering from Technion, Haifa (1976) and a B.A. degree in Psychology from Tel-Aviv University (1982).

COMPENSATION OF OFFICERS AND DIRECTORS

    In the year ended December 31, 2001, the aggregate compensation paid by NUR to the executive officers and directors of NUR (a total of 11 persons) amounted to approximately $1.0 million. This amount includes the amount of compensation paid and benefits in kind granted to these persons by NUR and our subsidiaries.

    The executive officers of NUR received part of the compensation set forth above under NUR's Management by Objectives (MBO) Compensation Plan. The MBO sets annual individual goals to be achieved by the executive officers throughout the year. The percentage of individual achievement determines the percent of the MBO bonus paid to each executive officer. The MBO plan for the benefit of NUR's Chief Executive Officer is administered by the Stock Option and Compensation Committee. The MBO plan for the benefit of the other executive officers is administered by the Chief Executive Officer. A portion of the bonus amounts are paid in cash in the year for which they are awarded and the balance is paid in cash in the year following the financial year for which they are awarded.

    In addition, a total of 328,834 options were granted in 2001 to executive officers and directors to purchase ordinary shares. The options granted had a weighted average exercise price of $5.20 and have expiration dates ranging from 2011 to 2012.

    Pursuant to an employment agreement, Mr. Erez Shachar, in his capacity as President and Chief Executive Officer of NUR, earned an annual salary of $238,000. In addition, for various services rendered to NUR Europe S.A. and NUR Media Solutions S.A. by Sorly Ltd., a company wholly owned by Erez Shachar, NUR Europe S.A. and NUR Media Solutions S.A. each paid Sorly Ltd. an average sum of $9,173 per quarter during 2001. In 2001, NUR granted Mr. Shachar options to purchase 110,000 ordinary shares, in addition to options previously granted to Mr. Shachar, substantially, as follows:

        (i) options to purchase 60,000 ordinary shares at an exercise price of $4.40 per share, of which 20,000 will vest on August 3, 2002, 20,000 on August 3, 2003 and 20,000 on August 3, 2004; and

        (ii) options to purchase 50,000 ordinary shares at an exercise price of $3.00 per share, of which 16,667 will vest on December 24, 2002, 16,667 on December 24, 2003 and 16,666 on December 24, 2004.

        All such options were issued under the Company's 2000 Stock Option Plan and are exercisable until the earlier of (i) ten years from their date of grant; or (ii) three months following termination of Mr. Shachar's employment with the Company.

    We pay our non-employee and external Directors remuneration for their services as directors. This remuneration includes an annual payment of $8,000 and additional payments of approximately $500 per meeting and $250 per committee meeting. The Chairman of the Board and Chairman of any committee are also entitled to receive an additional annual fee of $5,000. Each non-employee and non-external Director (other than Dan Purjes) also receives an annual grant of options to purchase 10,000 ordinary shares under the conditions set forth in NUR's 1998 Non-Employee Director Share Option Plan. Directors who are also employees do not receive additional compensation for serving as directors. The Directors do not receive any additional remuneration upon termination of their services as directors.

    NUR's shareholders approved at the Annual Shareholders meeting held on February 12, 2002 a Terms of Service agreement with Mr. Dan Purjes effective as of January 1, 2002. In his capacity as Chairman of the Board, Mr. Purjes will receive an annual fee of $125,000 to be due and paid in ordinary shares to Rockwood Group Inc., a company wholly owned by Mr. Dan Purjes. The fee shall be paid quarterly, at the end of each quarter, by way of issuing ordinary shares valued at $31,250. Such annual fee shall be in lieu of any and all payments which are due to Mr. Purjes in his capacity as a Director, Chairman of the Board, and a member of any committees of the Board, including the right to receive options to purchase ordinary shares in accordance with the Company's 1998 Share Option Plan for Non-Employee Directors.

OUTSTANDING OPTIONS AND WARRANTS

    As of May 31, 2002, NUR had outstanding options under NUR's stock option plans to purchase a total of 2,200,846 of its ordinary shares. Of such options, 85,833 have been issued under the 1995 Israel Stock Plan, 1,131,967 have been issued under the 1997 Stock Option Plan, 85,834 have been issued under the 1998 Non-Employee Director Share Option Plan and 897,212 have been issued under the 2000 Stock Option Plan. The options granted under the 1995 Plan, the 1997 and the 2000 Plan are subject to various vesting requirements and have been issued at exercise prices ranging from $1 to $14.25 per share with various expiration dates. The options granted under the 1998 Plan are not subject to vesting requirements and have an exercise price ranging from $2.75 to $13.50 per share, with various expiration dates. See Note 16 to NUR's consolidated financial statements included as a part of this annual report on Form 20-F for more details.

    On May 17, 2002, NUR filed a tender offer with the Securities and Exchange Commission pursuant to which option holders had the right to cancel and exchange certain options granted to them under the Company's 2000 Stock Option Plan, 1997 Stock Option Plan and 1995 Israel Stock Option Plan. Pursuant to the terms and conditions of the tender offer, the new options are to be granted six months and one day from the date the old options are canceled, at an exercise price equal to the market price on the date of the new grant. In order to receive the new options, option holders must continue to have a service relationship with the Company or any of its subsidiaries until the new grant date. 2,027,166 ordinary shares, representing 93% of the outstanding options under the Company's 2000 Stock Option Plan, 1997 Stock Option Plan and 1995 Israel Stock Option Plan, were available for exchange under the tender offer. The tender offer expired on June 15, 2002 and resulted in the cancellation of 1,245,316 options with varying exercise prices.

    As of May 31, 2002, NUR had outstanding warrants exercisable into a total of 864,911 ordinary shares. Of such warrants, (i) 55,000 were issued to Josephthal & Co., Inc. as placement agent in connection with NUR's private placement between September and December 1997, (ii) 25,000 were issued to Cruttenden Roth Incorporated in connection with its role as 'qualified independent underwriter' in a registration of ordinary shares on behalf of certain selling security holders, (iii) 15,000 were issued to Zamir & Barak in partial consideration for legal services rendered on behalf of NUR,

(iv) 37,411 were issued to Investec Clali Trust Company Ltd. as placement agent in connection with NUR's private placement in September 2000, (v) 612,500 were issued to the Investment Corp. of United Mizrahi bank Ltd. as part of the private placement in January 2002, (vi) 70,000 were issued to Bank Hapoalim as part of the rescheduling of NUR's long-term debts and (vii) 50, 000 were issued to Bank Leumi as part of the rescheduling of NUR's long-term debts. The Josephthal private placement warrants are exercisable at $1.00 per share no later than September and December 2002. The Cruttenden Roth warrants are exercisable at $4.50 per share from February 2000 to February 2004. The Zamir & Barak warrants are exercisable at $2.75 per share from January 2000 to January 2004. The Investec Clali warrants are exercisable at $13.365 no later than September 2005. The Mizrahi warrants are exercisable at $4.50 no later than January 2006. The Bank Hapoalim and Bank Leumi warrants are exercisable at $5.00 no later than February 2006.

    Of the options and warrants described above, directors and executive officers of NUR hold options and warrants to purchase an aggregate of 936,168 ordinary shares issuable pursuant to exercise of such securities.

1995 ISRAEL STOCK OPTION PLAN

    In 1995, NUR adopted the 1995 Israel Stock Option Plan which provides for grants of stock options to employees and consultants of NUR. Options to purchase an aggregate of 500,000 ordinary shares were originally available for grant under the 1995 Israel Stock Option Plan, as amended, including service options for future services, options for performance, and options to consultants for service or performance.

    NUR's 1995 Israel Stock Option Plan provides that it may be administered by the Board or by a committee appointed by the Board and is currently administered by the Stock Option and Compensation Committee subject to Board approval. The Board determines the employees and consultants who are granted options under the 1995 Israel Stock Option Plan, the timing of such grants, the terms thereof and the number of shares to be covered thereby. The Board also determines the exercise price for ordinary shares subject to the performance and consultants options under the 1995 Israel Stock Option Plan and the exercise price for the service options; provided that in no case shall the exercise price of any service option be less than 80% of the fair market value of such ordinary shares at the date of grant. Service options usually vest over a four-year period. One-third of the service options vest after the second annual anniversary of the date of grant with an additional one-third vesting on the third and fourth anniversary of the date of grant, respectively. Performance options vest under the same terms as applicable to the service options. Consultants options vest over a specified period of time based on past or future services rendered or performance targets to be achieved by NUR as determined by the Board. Notwithstanding the foregoing, the consultants options expire ten years following the date of grant. No option may be assigned or transferred except by will or the laws of descent and distribution.

    Under the 1995 Israel Stock Option Plan, for Israeli employees, options and ordinary shares issuable upon the exercise of options granted to Israeli employees of NUR can be held in a trust until the payment of all taxes due with respect to the grant and exercise (if any) of such options.

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

    The exercise price of the option shares under the 1997 Stock Option Plan is determined by the Board, provided, however, that the exercise price of any option granted shall not be less than eighty percent (80%) of the stock value at the date of grant of such options. The stock value at any time is equal to the then current fair market value of NUR's ordinary shares. For purposes of the 1997 Stock Option Plan, the fair market value means, as of any date, the last reported sale price, on such date, of the ordinary shares on such principal securities exchange of the most recent prior date on which a sale of the ordinary shares took place.

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

    Under the 1998 Non-Employee Director Share Option Plan, each non-employee director that served on the 1998 'Grant Date,' as defined below, automatically received an option to purchase 10,000 ordinary shares on such Grant Date and will receive an option to purchase an additional 10,000 ordinary shares on each subsequent Grant Date thereafter provided that he or she is a non-employee director on the Grant Date and has served as such for the entire period since the last Grant Date. The 'Grant Date' means, with respect to 1998, October 26, 1998, and with respect to each subsequent year, August 1. Directors first elected or appointed after the 1998 Grant Date, will automatically receive on such director's first day as a director an option to purchase up to 10,000 ordinary shares prorated based on the number of full months of service between the prior Grant Date and the next Grant Date. Each such non-employee director would also automatically receive, as of each subsequent Grant Date, an option to purchase 10,000 ordinary shares provided he or she is a non-employee director on the Grant Date and has served for the entire period since the last Grant Date.

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

    The term of each option granted under the 1998 Non-Employee Director Share Option Plan is ten (10) years from the applicable date of grant. All options granted vest immediately upon the date of grant.

    The options granted would be subject to restrictions on transfer, sale or hypothecation. All options and ordinary shares issuable upon the exercise of options granted to the non-employee directors of NUR could be withheld until the payment of taxes due with respect to the grant and exercise (if any) of such options.

2000 STOCK OPTION PLAN

    In 2000, NUR adopted the 2000 Stock Option Plan to provide for grants of service and non-employee options to purchase ordinary shares to officers, employees, directors and consultants of NUR. The 2000 Stock Option Plan provides that it may be administered by the Board or by a committee appointed by the Board and is currently administered by the Stock Option and Compensation Committee subject to the Board approval. An aggregate amount of not more than 2,000,000 ordinary shares is reserved for grants under the 2000 Stock Option Plan, as amended. The 2000 Stock Option Plan will expire on August 31, 2008, unless previously terminated or extended by the Board.

    The Board has broad discretion to determine the persons entitled to receive options under the 2000 Stock Option Plan, the terms and conditions on which options are granted, and the number of ordinary shares subject thereto. The exercise price of the option shares under the 2000 Stock Option Plan is determined by the Board, provided, however, that the exercise price of any option granted shall not be less than eighty percent (80%) of the stock value at the date of grant of such options. The stock value at any time is equal to the then current fair market value of NUR's ordinary shares. For purposes of the 2000 Stock Option Plan, the fair market value means, as of any date, the last reported sale price, on such date, of the ordinary shares on such principal securities exchange of the most recent prior date on which a sale of the ordinary shares took place.

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

INDEMNIFICATION OF EXECUTIVE OFFICERS AND DIRECTORS

    At the Annual Shareholders meeting held on February 12, 2002, NUR's shareholders authorized the Company to enter into indemnification agreements with each of its current and future directors. According to the terms of the indemnification agreements, the Company shall, subject to the provisions of the indemnification agreement, indemnify each director for the following:

        (a) monetary liabilities imposed on the director for the benefit of another person pursuant to a final judgment by a competent court relating to acts performed by the director in his/her capacity as a director or officer of the Company or its subsidiaries; and

        (b) reasonable litigation expenses.

    The indemnification undertaking shall be limited to certain categories of events and to such monetary limitations as set forth in the indemnification agreement. In addition, a policy of directors' and officers' liability insurance is maintained by us that insures our directors and officers and those of our subsidiaries against liability incurred by, arising from or against them for certain of their acts, errors or omissions.

BOARD PRACTICES

TERMS OF DIRECTORS

    The Board of Directors currently consists of seven members, including two external directors. Unless otherwise prescribed by resolution, the Board shall consist of not less than four (4) nor more than twelve (12) directors. The members of the Board are elected annually at NUR's annual shareholders' meeting and remain in office until the next annual shareholders' meeting, unless the director has previously resigned, vacated his office, or was removed in accordance with NUR's Articles of Association. In addition, the Board may elect additional members to the Board. The members of the Board do not receive any additional remuneration upon termination of their services as directors.

    Pursuant to the Israeli Companies Law, the two external directors of the Board serve for a period of three (3) years unless their office is vacated earlier in accordance with NUR's then current Articles of Association and the Israeli Companies Law.

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

COMMITTEES OF THE BOARD OF DIRECTORS

APPROVAL OF CERTAIN TRANSACTIONS UNDER THE ISRAELI COMPANIES LAW; AUDIT
COMMITTEE

    The Companies Law requires disclosure by an 'Office Holder' (as defined below) to NUR in the event that an Office Holder has a direct or indirect personal interest in a transaction to which NUR intends to be a party, and codifies the duty of care and fiduciary duties which an Office Holder has to NUR. An 'Office Holder' is defined under the Israeli Companies Law as a director, general manager, chief business manager, vice general manager, other manager directly subordinate to the general manager and any other person assuming the responsibilities of any of the foregoing positions without regard to such person's title.

    The Israeli Companies Law requires that certain transactions, actions and arrangements must be approved by the Audit Committee, by the Board and, in certain circumstances, by the shareholders of NUR. NUR is also required to maintain the Audit Committee as a result of the inclusion for quotation of the ordinary shares on the Nasdaq National Market. The Audit Committee must be composed of members of the Board who are not employees of NUR, the external directors and the majority of members of the Audit Committee may not be holders, directly or indirectly through family members, of more than five percent of the ordinary shares.

    NUR's Audit Committee currently consists of Orit Leitman, Gideon Shenholz, Doron Tsur and Robert F. Hussey. Approval by the Audit Committee and the Board is required for (i) proposed transactions to which NUR intends to be a party in which an Office Holder has a direct or indirect personal interest, (ii) actions or arrangements which may otherwise be deemed to constitute a breach of fiduciary duty or of the duty of care of an Office Holder to NUR,
(iii) arrangements with directors as to the terms of office or compensation, and
(iv) indemnification of Office Holders. Arrangements with directors as to the terms of their service or compensation also require shareholder approval. All arrangements as to compensation of Office Holders who are not directors require approval of the Board. In certain circumstances, the matters referred to in (i),
(ii), and (iv) may also require shareholder approval.

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

    The requirements of The Nasdaq Stock Market, Inc. provide that the Audit Committee reports, among other things, that it has reviewed and discussed the consolidated financial statements for the year ended December 31, 2001 with the management of NUR.

    The Audit Committee has discussed with the independent auditor the matters covered by Statement on Auditing Standards No. 61, as well as the independence of the independent auditor and was satisfied as to the independent auditor's compliance with said standards.

STOCK OPTION AND COMPENSATION COMMITTEE

    In March 1998, NUR established a Stock Option and Compensation Committee to administer NUR's stock option plans, other than the 1998 Non-Employee Director Share Option Plan. The Stock Option and Compensation Committee is charged with administering and overseeing the allocation and distribution of stock options under the approved stock option plans of NUR and the approval of the NUR's executive officer's annual compensation. The Companies Law provides that the Board is not entitled to delegate to Board committees its power, among other things, to allocate shares or securities convertible into shares of NUR. Accordingly, all recommendations of the Stock Option and Compensation Committee are subject to the Board approval. The Stock Option and Compensation Committee is presently composed of four members: Dan Purjes, Doron Tsur, Orit Leitman and Robert F. Hussey.

NON-EMPLOYEE DIRECTOR SHARE OPTION PLAN COMMITTEE

    In February 1999, NUR established a committee to administer the NUR's 1998 Non-Employee Director Share Option Plan (the 'NEDSOP Committee'). The NEDSOP Committee is charged with administering and overseeing the allocation and distribution of stock options under the 1998 Non-Employee Director Share Option Plan. The Israeli Companies Law provides that the Board is not entitled to delegate to Board committees its power, among other things, to allocate shares or securities convertible into shares of NUR. Accordingly, the Non-Employee Director Share Option Plan Committee recommendations are subject to the Board's approval. The NEDSOP Committee is presently composed of two members: Erez Shachar and Giddeon Shenholz.

EMPLOYEES

    As of December 31, 2001, we had 404 employees and independent contractors compared to 528 employees and independent contractors as of December 31, 2000. The 23% decrease was primarily due to the restructuring and consolidation of NUR's operations during 2001. As of December 31, 1999, we had approximately 190 employees and independent contractors. The increase of 277% was primarily due to the acquisition of substantially all assets of Salsa Digital Ltd. in July 2000 and internal growth. Of NUR's 404 employees and independent contractors as of December 31, 2001, 75 were in sales and marketing, 50 were in research and development, 104 were in customer support and, 95 were in operations and production and 80 were in finance and administration. As of December 31, 2001, we had 92 employees located in Israel, 98 employees located in Belgium, 129 employees located in the U.S. and 70 employees located in Asia Pacific. We believe our relations with employees are satisfactory.

SHARE OWNERSHIP

    The following table sets forth certain information regarding the beneficial ownership of NUR's ordinary shares as of May 31, 2002 of (i) each director of NUR and (ii) each executive officer of NUR. All of the information with respect to beneficial ownership of the ordinary shares is given to the best of NUR's knowledge and has been furnished in part by the respective directors and executive officers.

                                                              NUMBER
                                                            OF SHARES
                                                           BENEFICIALLY   PERCENT
NAME OF BENEFICIAL OWNER                                     HELD(1)      OF CLASS
------------------------                                     -------      --------
Dan Purjes(2)............................................   4,264,707       25.0%
Erez Shachar(3)..........................................     282,500        1.6%
Hilel E. Kremer..........................................      *            *
Alon Avnon...............................................      *            *
Eliahu Shalev............................................      *            *
Ron Michael..............................................      *            *
Doron Tsur...............................................      *            *
Robert F. Hussey.........................................      *            *
Orit Leitman(4)..........................................      --           --
Gideon Shenholz(4).......................................      --           --
Oded Akselrod(4).........................................      --           --

---------

*  Less than one percent of the outstanding ordinary shares.

(1) As used in this table, 'beneficial ownership' means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security. For purposes of this table, a person is deemed to be the beneficial owner of securities that can be acquired within 60 days from May 31, 2002 through the exercise of any option or warrant. Ordinary shares subject to options or warrants that are currently exercisable or exercisable within 60 days are deemed outstanding for computing the ownership percentage of the person holding such options or warrants, but are not deemed outstanding for computing the ownership percentage of any other person. The amounts and percentages are based upon 17,085,086 ordinary shares outstanding as of May 31, 2002.

(2) Mr. Purjes beneficially owned 4,733,171 ordinary shares of NUR, or 32.4 percent of NUR's ordinary shares, as of March 31, 2001. Mr. Purjes beneficially owned 4,536,263 ordinary shares of NUR, or 35.8 percent of NUR's ordinary shares, as of April 5, 2000.

(3) Includes 240,000 options that are exercisable within 60 days of May 31, 2002.

(4) Orit Leitman, Gideon Shenholz and Oded Akselrod do not hold any ordinary shares or options to purchase ordinary shares of NUR.

    The directors and officers of NUR hold, in the aggregate, options and warrants exercisable into 936,168 ordinary shares. Under the 1998 Share Option Plan for Non-Employee Directors (the '1998 PLAN'), approved at the Annual Meeting held on September 8, 1998, each of Messrs. Robert Hussey, Dan Purjes, who are Directors of the Company, were granted on October 26, 1998, August 1, 1999, August 1, 2000 and August 1, 2001, respectively, options to purchase 10,000 ordinary shares of the Company. Doron Tsur, a Director of the Company as of July 2001, was granted on July 2, 2001. The exercise price for the underlying shares of such options is the 'Fair Market Value' (as defined in the 1998 Plan) of the ordinary shares of the Company at the date of grant.

ITEM 7: MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

    The following table sets forth information regarding the beneficial ownership of NUR's ordinary shares as of May 31, 2002, by each person known by NUR to be the beneficial owner of more than 5% of our outstanding ordinary shares. Each of our shareholders has identical voting rights with respect to its shares. All of the information with respect to beneficial ownership of the ordinary shares is given to the best of NUR's knowledge and has been furnished in part by the beneficial owner.

                                                                        PERCENTAGE
                                                          ORDINARY     OF ORDINARY
                                                           SHARES         SHARES
                                                        BENEFICIALLY   BENEFICIALLY
                                                           OWNED         OWNED(1)
                                                           -----         --------
Dan Purjes(2).........................................   4,264,707         25.0%
Investment Corp. of United Mizrahi Bank Ltd. .........   2,333,333         13.7%

---------

(1) Based on a total of 17,085,086 ordinary shares outstanding as of May 31, 2002.

(2) Dan Purjes is Chairman of NUR. Mr. Purjes beneficially owned 4,733,171 ordinary shares of NUR, or 32.4 percent of NUR's ordinary shares, as of March 31, 2001. Mr. Purjes beneficially owned 4,536,263 ordinary shares of NUR, or 35.8% percent of NUR's ordinary shares, as of April 5, 2000.

    As of May 31, 2002, there were 187 record holders of ordinary shares, of which 45 represented United States record holders holding approximately 78.5% of the outstanding ordinary shares of NUR.

    NUR's shareholders approved at the Annual Shareholders meeting held on February 12, 2002 a Terms of Service agreement with Mr. Dan Purjes effective as of January 1, 2002. In his capacity as Chairman of the Board, Mr. Purjes will receive an annual fee of $125,000 to be due and paid in ordinary shares to Rockwood Group Inc., a company wholly owned by Mr. Dan Purjes. The fee shall be paid quarterly, at the end of each quarter, by way of issuing ordinary shares valued at $31,250. Such annual fee shall be in lieu of any and all payments which are due to Mr. Purjes in his capacity as a Director, Chairman of the Board, and a member of any committees of the Board, including the right to receive options to purchase ordinary shares in accordance with the Company's 1998 Share Option Plan for Non-Employee Directors.

RELATED PARTY TRANSACTIONS

    For various services rendered to NUR Europe S.A. and NUR Media Solutions S.A. by Sorly Ltd., a company wholly owned by Erez Shachar, NUR Europe S.A. and NUR Media Solutions S.A. each paid Sorly Ltd. the average sum of $9,173 per quarter during 2001.

    At the annual shareholders meeting held on February 12, 2002 NUR's shareholders approved a Terms of Service agreement with Mr. Dan Purjes effective as of January 1, 2002. In his capacity as Chairman of the Board, Mr. Purjes will receive an annual fee of $125,000 to be due and paid in ordinary shares of the Company to Rockwood Group Inc., a company wholly owned by Dan Purjes. Until decided otherwise by the Company's Audit Committee, the fee shall be paid quarterly, at the end of each quarter, by way of issuing ordinary shares valued at $31,250. Such annual fee shall be in lieu of any and all payments which are due to Mr. Purjes in his capacity as a member of the Board, Chairman of the Board, and a member of any committees of the Board, including the right to receive options to purchase ordinary shares in accordance with the Company's 1998 Share Option Plan for Non-Employee Directors.

    On October 2000, NUR loaned Hilel E. Kremer NIS 85,744 (approximately $20,000). The loan agreement provides for a three-year term loan linked to the consumer price index at an interest of 4% per annum. On October 2000, NUR loaned Ron Michael NIS 80,700 (approximately $18,500). The loan agreement provides for a three-year term loan linked to the consumer price index at an interest of 4% per annum. As of May 31, 2002, $19,638 was outstanding under Mr. Kremer's loan and $18,483 was outstanding under Mr. Michael's loan.

    See 'ITEM 10: Additional Information -- Material Contracts' and Note 15 to NUR's consolidated financial statements, which are included as a part of this annual report, for a further discussion of transactions and balances with related parties.

INTERESTS OF EXPERTS AND COUNSEL

    Not Applicable.

ITEM 8: FINANCIAL INFORMATION

    See pages F-1 to F-34.

ITEM 9: THE OFFER AND LISTING

    Not Applicable, except for Items 9.A.4 and 9.C, which are detailed below.

    NUR's ordinary shares are quoted on the Nasdaq National Market under the symbol 'NURM.' NUR's ordinary shares have been traded on the Nasdaq National Market since October 1995.

    The prices set forth below are high and low bid prices for the ordinary shares of NUR as reported by Nasdaq National Market for the fiscal year ended December 31 of each year indicated below, as of the end of each fiscal quarter indicated below, and for each month for the six-month period ending May 31, 2002. Such quotations reflect inter-dealer prices, without retail markup, markdown, or commission and may not necessarily represent actual transactions.

YEAR                                             HIGH (US)     LOW (US)
----                                             ---------     --------
1997..........................................      2.25          1.00
1998..........................................      4.50          1.63
1999..........................................     13.00          2.38
2000..........................................     21.00          7.31
2001..........................................      9.75          2.29

QUARTER                                            HIGH          LOW
-------                                            ----          ---
2000:
First Quarter.................................    $21.00        $10.25
Second Quarter................................     17.25         11.50
Third Quarter.................................     15.94         12.69
Fourth Quarter................................     15.00          7.31

2001:
First Quarter.................................    $ 9.75        $ 5.94
Second Quarter................................      6.30          3.75
Third Quarter.................................      5.77          3.18
Fourth Quarter................................      3.74          2.29

2002:
First Quarter.................................      3.65          2.47

MOST RECENT SIX MONTHS                             HIGH          LOW
----------------------                             ----          ---
May 2002......................................     $1.56        $0.80
April 2002....................................      2.79         1.42
March 2002....................................      3.09         2.47
February 2002.................................      3.43         2.84
January 2002..................................      3.65         3.05
December 2001.................................      3.56         2.29

    NUR does not anticipate that it will pay any cash dividend on its ordinary shares in the foreseeable future. Dividends, if any, will be paid in NIS. Dividends paid to shareholders outside Israel will be converted to U.S. dollars, on the basis of the exchange rate prevailing at the date of payment. NUR has determined that it will not distribute dividends out of tax-exempt profits.

ITEM 10: ADDITIONAL INFORMATION

A. SHARE CAPITAL

    Not applicable.

B. MEMORANDUM OF ASSOCIATION AND AMENDED AND RESTATED ARTICLES OF ASSOCIATION

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

    On August 18, 1999, pursuant to the purchase of 600,000 ordinary shares of the Company and warrants exercisable for 150,000 ordinary shares of the Company by Isal Amlat Investments (1993) a shareholders' agreement was signed between Isal and Dan Purjes providing for, among other things, Dan Purjes voting the ordinary shares over which he has voting control in favor of one designee selected by Isal to serve as a director on the Company's board of directors. This agreement will terminate in the event that either Isal holds less than 4% of the Company's outstanding ordinary shares or Dan Purjes holds less than 20%.

    On January 17, 2002, pursuant to the purchase of 2,333,333 ordinary shares of the Company and of warrants exercisable for 612,500 ordinary shares of the Company by Investment Corp. of United Mizrahi Bank Ltd., a shareholders' agreement was signed between Mizrahi and Dan Purjes providing for, among other things, Dan Purjes voting the ordinary shares in favor of one designee selected by Mizrahi to serve as a director on the Company's board of directors. This agreement will terminate in the event that either Mizrahi holds less than 7% of the Company's outstanding ordinary shares or Dan Purjes holds less than 17%.

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

C. MATERIAL CONTRACTS

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

SALSA ASSET PURCHASE AGREEMENT

    On May 17, 2000, we entered into an Asset Purchase Agreement by and among Salsa Digital Ltd. ('Salsa Digital') and Signtech Japan, Ltd., Salsa Digital DO Brazil, Ltda., Salsa Digital (Guangzhou) Ltd., Salsa Dubai Corp., Salsa Technology Pte Ltd. (collectively, the 'Selling Subsidiaries'), and NUR and Salsa Digital Printers Ltd. and Nur Hungary Trading and Software Licensing Limited Liability Company (together the 'Purchasing Subsidiaries'). The Asset Purchase Agreement was amended as of June 30, 2000, to, among other things, add NUR Asia Pacific Ltd., NUR Europe S.A. and Encre Consumables B.V as Purchasing Subsidiaries.

    Pursuant to the Asset Purchase Agreement, the Purchasing Subsidiaries acquired all of the rights, title and interests in Salsa Digital's purchased assets, and acquired an option to purchase the rights, title and interests in all or a portion of the purchased assets held by each Selling Subsidiary, or at our or the Purchasing Subsidiaries' option, 100% of the outstanding capital stock of some or all of the Selling Subsidiaries in lieu thereof. Purchased assets included, without limitation, all cash and cash equivalents, all furniture, fixtures, improvements, equipment and all other tangible personal property, all accounts receivable, all claims and rights relating to the purchased assets, all intellectual property relating to the business of Salsa Digital, all rights and interests under all contracts, leases or permits which the Purchasing Subsidiaries elected to assume, and all other assets except for the excluded assets. Excluded assets included, without limitation, all bank accounts held by Salsa Digital (with certain enumerated exceptions) and certain deposits and prepaid expenses. NUR and the Purchasing Subsidiaries are solely liable for the liabilities related to trade payables, operational liabilities directly relating to the business of Salsa Digital and/or the purchased assets, and as further set forth in the Asset Purchase Agreement. All other liabilities remain the responsibility of Salsa Digital. The purchase price paid was $30,000,000, which consisted of a cash payment of $20,000,000 and the delivery of 666,667 NUR ordinary shares to Salsa Digital. The Purchasing Subsidiaries did not elect to exercise the option to purchase any of the purchased assets or outstanding capital stock of the Selling Subsidiaries. NUR filed a registration statement on Form F-3, which became effective on December 22, 2000, to permit the resale of the shares sold as described above.

LONG TERM LOAN AGREEMENTS

    In July 2000, in order to finance the acquisition of Salsa Digital, the Company entered into long-term loan agreements with Bank Hapoalim and Bank Leumi, as subsequently amended. The loan agreements provided for a three-year long-term credit line of up to $20.0 million and $15.0 million from Bank Hapoalim and Bank Leumi, respectively. The Bank Hapoalim loan carries an interest rate of Libor plus 0.7% per annum on $5.0 million and Libor plus 0.85% per annum on $15.0 million. The Bank Leumi loan carries an interest rate of Libor plus 0.7% per annum on the full loan.

    In February 2002, the Company signed an amendment to the long-term loan agreements with both banking institutions, providing for the rescheduling of the repayment periods of the remaining long-term loans. According to the long-term loans rescheduling agreements, the remaining long-term loans at Bank Leumi carry interest rates of Libor plus 1.75% per annum on $13.0 million and Libor plus 2.25% per annum on $2.0 million. The remaining long-term loan of $17.5 million at Bank Hapoalim carries interest of Libor plus 2.0% per annum. As of May 31, 2002, $17.0 million was outstanding under the Bank Hapoalim loan and $14.825 million was outstanding under the Bank Leumi loan. The long-term loans are secured by a floating lien on all assets of the Company. Under the terms of the long-term loan rescheduling agreements the long-term loans are further secured by a negative pledge of the assets of NUR's subsidiaries.

    Under the terms of long-term loans rescheduling agreements the Company and its subsidiaries have undertaken, among other things, the following:

     To close a private placement of no less than $7.0 million by March 30, 2002.

     To maintain an equity of no less than $29,000, or 25% of the Company's tangible assets.

     To prevent short-term credit from exceeding 70% of the Company's net accounts receivable aged less than 180 days.

     To refrain from merging, consolidating, amalgamating or entering into any other form of business combination with a third party, or liquidating or dissolving.

     To maintain certain financial ratios relating to the Company's earnings before income tax, depreciation and amortization (EBITDA) and the Company's overall long-term debt to financial institutions.

     To issue a warrant to purchase up to 70,000 ordinary shares and a warrant to purchase up to 50,000 ordinary shares of the Company to Bank Hapoalim and Bank Leumi, respectively. Both warrants will be exercisable until February 2006 at $5.00 per ordinary share.

    Both the long-term loan agreements and the rescheduling agreements also contain customary events of defaults, including the failure to pay interest or principal, material breach of any representation or warranty or breach of any covenant, cross-defaults, bankruptcy, or a change in control event relating to the Company or its subsidiaries. The long-term loan agreements and the long-term loan rescheduling agreements are governed by the laws of the State of Israel.

CITICORP VENDOR FINANCE AGREEMENT

    NUR America, Inc. and Citicorp Vendor Finance, Inc entered into a Manufacturer Program Agreement and a Master Remarketing Agreement on July 20, 2001. This is a 'pay-as-you-go' customized financing program for clients and prospective clients in the United States. According to these agreements, NUR will sell equipment to Citicorp Vendor Finance who in turn will enter into separate agreements with customers, providing necessary finance for customers to purchase NUR equipment. The Master Remarketing Agreement allows Citicorp Vendor Finance to request that NUR try and remarket equipment that has not been sold to customers or that has been returned. In addition each customer will enter into a separate supply and maintenance agreement with NUR.

SHARE AND WARRANT PURCHASE AGREEMENT

    In January 2002, we entered into a Share and Warrant Purchase Agreement with the Investment Corp. of United Mizrahi Bank Ltd, a Company registered under the laws of the State of Israel and an affiliate of an Israeli commercial bank, the United Mizrahi Bank B.M. Pursuant to the Share and Warrant Purchase Agreement we issued 2,333,333 of our ordinary shares to the Investment Corp. at a purchase price of $3.00 per share. In connection with the private placement we also issued to the Investment Corp. warrants to purchase an additional 612,500 ordinary shares at an exercise price of $4.50 per warrant share exercisable until January 17, 2006.

D. EXCHANGE CONTROLS

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

E. TAXATION

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

GENERAL CORPORATE TAX STRUCTURE

    NUR is subject to corporate tax in Israel. Commencing in the tax year 1993 through and including 1996, the regular rate of corporate tax to which Israeli companies are subject decreased by 1% each year, i.e., from 39% in 1993 down to 36% in 1996 and thereafter. However, the effective rate payable by a company which derives income from an 'Approved Enterprise' (as further discussed below) may be considerably less. See ' -- Law for the Encouragement of Capital Investments, 1959.'

    On May 4, 2000, a committee chaired by the then Director General of the Israeli Ministry of Finance, issued a report recommending significant changes in the Israeli system of taxation. The proposed changes, if adopted, would significantly alter the taxation of individuals, and would also have affect on corporate taxation. In particular, the proposed changes would reduce, but not eliminate, the tax benefits available to 'Approved Enterprises' such as the Company's. The proposed changes, if adopted, would also impose a capital gains tax on individuals on the sale of shares, unless the selling shareholder is entitled to benefits under a tax treaty. In the interim, the Israeli financial atmosphere has undergone significant political and economic changes. On
February 26, 2002 the Minister of Finance appointed a new committee to recommend tax reforms, and this committee has submitted its report in June 2002. The Company cannot be certain whether the proposed changes will be adopted, when they will be adopted or what form any changes to the Israeli system of taxation will ultimately take.

TAXATION UNDER INFLATIONARY CONDITIONS

    The Income Tax Law (Adjustment for Inflation), 1985 (the 'Adjustment for Inflation Law') attempts to overcome some of the problems experienced in a traditional tax system by an economy experiencing rapid inflation, which was the case in Israel at the time the Adjustment for Inflation Law was enacted. Generally, the Adjustment for Inflation Law was designed to neutralize for Israeli tax purposes the erosion of capital investments in businesses and to prevent unintended tax benefits resulting from the deduction of inflationary financing expenses. The Adjustment for Inflation Law applies a supplementary set of inflationary adjustments to taxable profit computed according to regular historical cost principles.

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

LAW FOR THE ENCOURAGEMENT OF INDUSTRY (TAXES), 1969

    NUR currently qualifies as an 'Industrial Company' within the definition of the Law for the Encouragement of Industry (Taxes), 1969 (the 'Industry Encouragement Law'). According to the Industry Encouragement Law, an 'Industrial Company' is a company resident in Israel, which at least 90% of its income of which in any tax year (exclusive of income from any defense loans, capital gains, interest and dividends), is derived from an 'Industrial Enterprise' owned by it. An 'Industrial Enterprise' is defined by that law as an enterprise whose major activity in a given tax year is industrial production activity.

    Included among the tax benefits for an Industrial Company are deductions of 12.5% per annum of the purchase price of a good-faith acquisition of a patent or of know-how, an election under certain conditions to file a consolidated return and accelerated depreciation rates on equipment and buildings.

    Eligibility for the benefits under the Industry Encouragement Law is not subject to receipt of prior approval from any governmental authority. No assurance can be given that NUR will continue to qualify as an 'Industrial Company' or that the benefits described above will be available in the future.

LAW FOR THE ENCOURAGEMENT OF CAPITAL INVESTMENTS, 1959

    The Law for the Encouragement of Capital Investments, 1959, as amended (the 'Investment Law'), provides that a capital investment in production facilities (or other eligible facilities) may, upon application to the Israel Investment Center, be designated as an Approved Enterprise. Each certificate of approval for an Approved Enterprise relates to a specific program delineated both by its financial scope, including its capital sources, and its physical characteristics, i.e., the equipment to be purchased and utilized pursuant to the program. The tax benefits derived from any such certificate of approval relate only to taxable profits attributable to the specific Approved Enterprise.

    Taxable income of a company derived from an Approved Enterprise designated as such is subject to corporate tax at the rate of 25% or less based on the percentage of foreign ownership of the company (rather than the regular corporate tax rate of 36%) throughout the 'Benefit Period' -- a period of seven years commencing with the year in which the Approved Enterprise first generated taxable income (limited to the earlier of twelve years from the commencement of production or fourteen years from the date of approval) and under certain circumstances, extending to a maximum of ten years therefrom. In the event a company operates under more than one approved plan or only part of its capital investments are approved (a 'Mixed Enterprise'), its effective corporate tax rate is the result of a weighted combination of the various applicable rates.

    In addition, a company owning an Approved Enterprise approval may elect to forego certain government grants for its Approved Enterprise in exchange for an 'alternative package' of tax benefits (the 'Alternative Package'). Under the Alternative Package, a company's undistributed income derived from an Approved Enterprise will be exempt from corporate tax for a period of between two and ten years, depending on the geographic location of the Approved Enterprise within Israel, and such company will be eligible for the tax benefits under the Investment Law described above for the remainder of the Benefits Period.

    Part of NUR's production facilities have been granted the status of 'Approved Enterprise' under the Investment Law, under three separate investment plans. The implementation of the investments under the first plan was completed in 1993. The implementation of the second plan was finalized in 1999. NUR's application for a third plan was approved in 2000.

    According to the provisions of the Investment Law, NUR chose to enjoy 'alternative benefits' -- waiver of grants in return for tax benefits. Accordingly, NUR's income from the Approved Enterprise will be tax-exempt for a period of two years for the first and the third plans and for a period of four years for the second plan, commencing with the year it first earns taxable income, and subject to corporate tax at the rate of 15% - 20% (or less based on the percentage of foreign ownership of the company), for additional periods of five, six and eight years, for the first, second and third plans, respectively.

    The period of tax benefits, detailed above, is subject to limits of twelve years from the commencement of production, or fourteen years from receiving the approval, whichever is earlier. Given the above-mentioned conditions, the period of benefits for the first plan commenced in the year 1994 and terminated in the year 2000, and the period of benefits for the second plan commenced in the year 1999 and will terminate in the year 2006. The period of benefits for the third plan has not yet been determined.

    If dividends are distributed out of profits derived from 'Approved Enterprise', NUR will be liable for corporate tax at the rate, which would have been applied if it had not chosen the alternative tax benefits (currently 15% to 20% based on the percentage of foreign ownership of NUR for an 'Approved Enterprise'). Therefore, income derived from NUR's 'Approved Enterprise' tax-exempt profits, is not available for distribution to shareholders as a dividend. See Note 16(a) to NUR's consolidated financial statements, which are included as a part of this annual report on Form 20-F.

    The dividend recipient is taxed at the reduced rate applicable to dividends from Approved Enterprises (15% - 20%), if the dividend is distributed during the tax benefits period or within a twelve years period thereafter, or for an unlimited period in the case of a 'Foreign Investors' Company' -- a company over 25% foreign-owned with an approved enterprise. This tax must be withheld by the company at source, regardless of whether the dividend is converted into foreign currency. See ' -- Capital Gains and Income Taxes Applicable to Non-Israeli Shareholders.'

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

    NUR's existing 'Approved Enterprise' status and any new programs, if and when approved, are subject to various conditions. The tax benefits derived from NUR's 'Approved Enterprise' status are conditioned upon fulfillment of the conditions stipulated by the Investment Law, the regulations promulgated thereunder and the criteria set forth in the certificate of approval issued pursuant to the Investment Law. In the event of a failure by NUR to comply with these conditions and criteria, the grants and tax benefits could be canceled, in whole or in part, and NUR would be required to refund the amount of the canceled benefits, adjusted for inflation, interest and penalties. Management believes that NUR has operated and will continue to operate in compliance with all the 'Approved Enterprise' conditions and criteria applicable to us from the Office of Chief Scientist, the Marketing Fund and our 'Approved Enterprise' status, although there can be no assurance of this, and that the likelihood is remote that we will be required to refund grants or tax benefits that we derive from the Office of Chief Scientist, the Marketing Fund and under our 'Approved Enterprise' status. There can be no assurance that the funding and tax benefits will continue. See 'ITEM 4: Information on NUR -- Research and Development' and 'ITEM 3: Key Information -- Risk Factors -- We rely upon government grants, tax benefits, and other funding from third parties.'

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

    Upon a distribution of dividends other than bonus shares (stock dividends), income tax is generally withheld at source at the rate of 25% (or the lower rate payable with respect to Approved Enterprises, see ' -- Law for the Encouragement of Capital Investments, 1959'), unless a double taxation treaty is in effect between Israel and the shareholder's country of residence that provides for a lower tax rate in Israel on dividends.

    A tax treaty between the United States and Israel (the 'Treaty'), effective since January 1, 1995, provides for a maximum tax of 25% on dividends paid to a resident of the United States (as defined in the Treaty). Dividends distributed by an Israeli company and derived from the income of an approved enterprise are subject to a 15% dividend withholding tax. The Treaty further provides that a 12.5% Israeli dividend withholding tax would apply to dividends paid to a United States corporation owning 10% or more of an Israeli company's voting stock. The 12.5% rate applies only on dividends from a company that does not have an 'Approved Enterprise' in the applicable period.

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

U.S. TAX CONSIDERATIONS REGARDING ORDINARY SHARES

    The following summary describes certain of the principal United States federal income tax consequences relating to an investment in ordinary shares as of the date hereof. The summary is based on the Internal Revenue Code of 1986 (the 'Code'), and existing final, temporary and proposed Treasury Regulations, Revenue Rulings and judicial decisions, all of which are subject to prospective and retroactive changes. NUR will not seek a ruling from the Internal Revenue Service (the 'IRS') with regard to the United States federal income tax treatment relating to an investment in ordinary shares and, therefore, there can be no assurance that the IRS will agree with the conclusions set forth below. The summary does not purport to address all federal income tax consequences that may be relevant to particular investors. For example, the summary applies only to holders who hold ordinary shares as a capital asset within the meaning of
Section 1221 of the Code, and does not address the tax consequences that may be relevant to investors in special tax situations (including, for example, insurance companies, tax-exempt organizations, dealers in securities or currency, banks or other financial institutions, or investors that hold ordinary shares as part of a hedge, straddle or conversion transaction). Further, it does not address the alternative minimum tax consequences of an investment in ordinary shares or the indirect consequences to holders of equity interests in investors in ordinary shares. ACCORDINGLY, PERSONS CONSIDERING THE PURCHASE OF ORDINARY SHARES SHOULD CONSULT THEIR OWN TAX ADVISORS CONCERNING THE APPLICATION OF UNITED STATES FEDERAL INCOME TAX LAWS, AS WELL AS THE LAWS OF ANY STATE, LOCAL OR FOREIGN TAXING JURISDICTION, TO THEIR PARTICULAR SITUATIONS.

    For purposes of this discussion, 'Company' refers to NUR Macroprinters Ltd., and 'U.S. Holder' means a holder of ordinary shares that is a citizen or resident of the United States, a partnership or corporation created or organized in the United S tates or any State thereof (including the District of Columbia), or an estate or trust the income of which is subject to United States federal income tax on a net income basis with respect to ordinary shares. The term 'non-U.S. Holder' refers to any holder of ordinary shares other than a U.S. Holder.

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

    Subject to certain conditions and limitations, any Israeli withholding tax imposed upon distributions which constitute dividends under United States income tax law will be eligible for credit against a U.S. Holder's federal income tax liability. Alternatively, a U.S. Holder may claim a deduction for such amount, but only for a year in which a U.S. Holder elects to do so with respect to all foreign income taxes. The overall limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by NUR with respect to ordinary shares will generally constitute 'passive income.'

    Sale or Exchange of Ordinary Shares. A U.S. Holder of ordinary shares generally will recognize capital gain or loss upon the sale or exchange of the ordinary shares measured by the difference between the amount realized and the U.S. Holder's tax basis in the ordinary shares. Gain or loss will be computed separately for each block of shares sold (shares acquired separately at different times and prices). The deductibility of capital losses is restricted and generally may only be used to reduce capital gains to the extent thereof. However, individual taxpayers generally may deduct annually $3,000 of capital losses in excess of their capital gains.

    Passive Foreign Investment Company. A foreign corporation generally will be treated as a 'passive foreign investment company' ('PFIC') if, after applying certain 'look-through' rules, either (i) 75% or more of its gross income is passive income or (ii) 50% or more of the average value of its assets is attributable to assets that produce or are held to produce passive income. Passive income for this purpose generally includes dividends, interest, rents, royalties and gains from securities and commodities transactions. The look-through rules require a foreign corporation that owns at least 25%, by value, of the stock of another corporation to treat a proportionate amount of assets and income as held or received directly by the foreign corporation.

    NUR does not believe that it is currently a PFIC nor does it anticipate that it will be a PFIC in the future because it expects that less than 75% of its annual gross income will be passive income and less than 50% of its assets will be passive assets, based on the look-through rules, the current income and assets of NUR and its subsidiaries, and the manner in which NUR and its subsidiaries are anticipated to conduct their businesses in the future. However, there can be no assurance that NUR is not or will not be treated as a PFIC in the future. If NUR were to be treated as a PFIC, all U.S. Holders may be required, in certain circumstances, to pay an interest charge together with tax calculated at maximum rates on certain 'excess distributions,' including any gain on the sale of ordinary shares. In order to avoid this tax consequence, a U.S. Holder (i) may be permitted to make a 'qualified electing fund' election, in which case, in lieu of such treatment, such holder would be required to include in its taxable income certain undistributed amounts of NUR's income or
(ii) may elect to mark-to-market the ordinary shares and recognize ordinary income (or possible ordinary loss) each year with respect to such investment and on the sale or other disposition of the ordinary shares. Neither NUR nor its advisors have the duty to or will undertake to inform U.S. Holders of changes in circumstances that would cause NUR to become a PFIC. U.S. Holders should consult their own tax advisors concerning the status of NUR as a PFIC at any point in time after the date of this Form. NUR does not currently intend to take the action necessary for a U.S. Holder to make a 'qualified electing fund' election in the event NUR is determined to be a PFIC.

    Foreign Personal Holding Company. A foreign corporation may be classified as a foreign personal holding company (a 'FPHC') for federal income tax purposes if both of the following tests are satisfied: (i) at any time during the taxable year five or fewer individuals who are United States citizens or residents own or are deemed to own (under certain attribution rules) more than 50% of its stock (vote or value) and (ii) at least 60% (50% for years subsequent to the year in which it becomes a FPHC) of its gross income (regardless of its source), as specifically adjusted, 'is foreign personal holding company income,' which includes dividends, interest, rents, royalties and gain from the sale of stock or securities.

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

    Controlled Foreign Corporation. If more than 50% of the ordinary shares (vote or value) of NUR is owned, directly or indirectly, by U.S. Holders that own or are deemed to own under certain attribution rules 10% or more of the total combined voting power of all classes of stock of NUR ('10% Shareholder'), NUR could be treated as a 'controlled foreign corporation' (a 'CFC') under Subpart F of the Code. It is unclear how controlling blocks of stock will be valued for these purposes. Accordingly,

NUR may be treated as a CFC for United States federal income tax purposes even though 10% Shareholders do not own more than 50% of the outstanding ordinary shares.

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

BACKUP WITHHOLDING

    Distributions made by NUR with respect to the ordinary shares and the gross proceeds received from the disposition of the ordinary shares may be subject to certain information reporting to the IRS and to a backup withholding tax. However, backup withholding generally will not apply to payments made to certain exempt recipients (such as a corporation or financial institution) or to a Holder who furnishes a correct taxpayer identification number or provides a certificate of foreign status and provides certain other required information. If backup withholding applies, the amount withheld is not an additional tax, but is credited against such Holder's United States federal income tax liability.

F. DIVIDENDS AND PAYING AGENTS

    Not Applicable.

G. STATEMENT BY EXPERTS

    Not Applicable.

H. DOCUMENTS ON DISPLAY

    Any statement in this annual report about any of our contracts or other documents is not necessarily complete. If the contract or document is filed as an exhibit to a registration statement, the contract or document is deemed to modify the description contained in this annual report. You must review the exhibits themselves for a complete description of the contract or document.

    You may review a copy of our filings with the SEC, including exhibits and schedules, and obtain copies of such materials at the SEC's public reference room at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W, Washington, D.C. 20549. You may also obtain copies of such materials from the Public Reference Section of the SEC, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W, Washington, D.C. 20549, at proscribed rates. You may call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC maintains a web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. Although we make many of our filings with the SEC electronically, as a foreign private issuer we are not obligated to do so.

    You may read and copy any reports, statements or other information that we file with the SEC at the addresses indicated above and you may also access them electronically at the web site set forth above. These SEC filings are also available to the public from commercial document retrieval services.

I. SUBSIDIARY INFORMATION

    See Item 4.C. of this annual report.

ITEM 11: QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

    Market risks relating to the Company's operations result primarily from weak economic conditions in the markets in which the Company sells its products and from changes in exchange rates or in interest rates.

INFLATION, DEFLATION AND FLUCTUATION OF CURRENCIES

    See 'ITEM 5: Operating and Financial Review and Prospects -- Impact of Inflation, Deflation and Fluctuation of Currencies.'

INTEREST RATE

    The Company's exposure to market risk due to changes in interest rates relates primarily to the Company's long-term loans interest rate variation. As of December 31, 2001 we had a balance of $20,000 and $15,000 of long term loans carrying annual interest rates of Libor + 0.7% and Libor + 0.85%, respectively. Changes in the Libor interest rate might affect our financial expenses. In February 2002, the Company signed an amendment to the long-term loan agreements providing for the rescheduling of the repayment dates of the remaining long-term loans. According to the long-term loans rescheduling agreements the remaining long term loans at Bank Leumi carry interest rates of Libor plus 1.75% per annum on $13.0 million and Libor plus 2.25% per annum on $2.0 million. The remaining $17.5 million loan at Bank Hapoalim carries interest of Libor plus 2.0% per annum.

    NUR does not otherwise believe the disclosure required by Item 11 of this annual report to be material to NUR.

ITEM 12: DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

    Not Applicable.

                                    PART II

ITEM 13: DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

    In February 2002, the Company signed an amendment to its long-term loan agreements with Bank Hapoalim and Bank Leumi providing for the rescheduling of the repayment dates of the remaining long-term loans. For more information see 'ITEM 10.C: -- Material Contracts.' Under the rescheduling agreements, the Company undertook, among other things, to maintain four financial ratios. As a result of the decrease in its revenues in the first quarter of 2002, the Company did not meet one of the ratios relating to the Company's earnings before income tax, depreciation and amortization and the Company's overall long-term debt to financial institutions However, the banks have agreed in writing not to act upon their contractual rights pursuant to the Company's default mentioned above, subject to the Company meeting certain financial targets as set forth in its business plan presented to the banks.

ITEM 14: MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

    Not Applicable.

ITEM 15: RESERVED

ITEM 16: RESERVED

                                    PART III

ITEM 17: FINANCIAL STATEMENTS

    Not Applicable.

ITEM 18: FINANCIAL STATEMENTS

    See pages F-1 to F-34.

ITEM 19: EXHIBITS

NUMBER                                 DESCRIPTION
------                                 -----------

 3.1   -- Memorandum of Association of the Registrant, in Hebrew with a translation to English(1)
 3.2   -- Amended and Restated Articles of Association of the Registrant(10)
 3.3   -- Certificate of Name Change(2)
 4.1   -- Specimen Certificate for ordinary shares(1)
 4.2   -- Representative's Warrant Agreement dated October 12, 1995(1)
 4.3   -- Form of Representative's Warrant Certificate(1)
 4.4   -- Forms of Placement Agent's Warrant Agreement and Certificate(3)
 4.5   -- Forms of Qualified Independent Underwriter's Warrant Agreement and Certificate(3)
 4.6   -- Form of Warrant Agreement between the Registrant and Barak Zamir, Advocates(4)
 4.7   -- Form of Share and Warrant Purchase Agreement dated January 17, 2002 between the
          Registrant and The Investment Corp. of United Mizrahi Bank Ltd.
 4.8   -- Form of Warrant Agreement dated January 17, 2002 between the Registrant and The
          Investment Corp. of United Mizrahi Bank Ltd.
 4.9   -- Form of Registration Rights Agreement dated January 17, 2002 between the Registrant and
          The Investment Corp. of United Mizrahi Bank Ltd.
 4.10  -- Form of Warrant Agreement dated February 12, 2002 between the Registrant and Bank
          Hapoalim B.M.
 4.11  -- Form of Registration Rights Agreement dated February 12, 2002 between the Registrant and Bank Hapoalim B.M.
 4.12  -- Form of Warrant Agreement dated February 12, 2002 between the Registrant and Bank Leumi le-Israel Ltd.
 4.13  -- Form of Registration Rights Agreement dated February 12, 2002 between the Registrant and Bank Leumi le-Israel Ltd.
10.1   -- 1995 Israel Stock Option Plan (previously referred to in Company filings as the 1995
          Flexible Stock Incentive Plan or the 1995 Stock Option/Stock Purchase Plan)(1)
10.2   -- Amendment to the 1995 Israel Stock Option Plan(3)
10.3   -- 1997 Stock Option Plan(5)
10.4   -- 1998 Non-Employee Director Share Option Plan(6)
10.5   -- 2000 Stock Option Plan(11)
10.6   -- Lease Agreement for office space in Brussels, Belgium between Nivellease, S.A. and the
          Registrant dated November 26, 1996(3)
10.7   -- Lease Agreement for office space in Newton Centre, Massachusetts between WHTR Real
          Estate Limited Partnership and the Registrant dated July 10, 1998(3)
10.8   -- Distribution Agreement between Imaje S.A. and the Registrant dated June 26, 1995(1)
10.9   -- Settlement Agreements relating to Moshe Nur and his affiliated companies(3)
10.10  -- Bank Hapoalim Loan Agreements
10.11  -- Bank Hapoalim Rescheduling Loan Agreement dated February 10, 2002
10.12  -- Bank Leumi le-Israel Loan Agreements
10.13  -- Bank Leumi le-Israel Rescheduling Loan Agreement dated February 11, 2002

NUMBER                         DESCRIPTION
------                         -----------
10.14  -- Form of confidentiality agreement(3)
10.15  -- The Founders Agreement dated September 30, 1999 among
          Gera Eiron, Ogen Dialogix Ltd. and the Registrant(10)
10.16  -- Assembly Agreement dated October 4, 1999 between NUR Pro
          Engineering and the Registrant(10)
10.17  -- Lod Lease Agreement between A. Barzilai Investments and
          Assets Ltd. and Kamim Investments and Assets Ltd. and the
          Registrant(10)
10.18  -- Asset Purchase Agreement dated May 17, 2000 by and among
          Salsa Digital, Ltd., Signtech Japan, Ltd., Salsa Digital
          DO Brasil, Ltda., Salsa Digital (Guangzhou) Ltd., Salsa
          Dubai Corp., Salsa Technology Pte Ltd., as sellers, and
          NUR Macroprinters Ltd., Salsa Digital Printing Ltd. and
          Nur Hungary Trading and Software Licensing Limited
          Liability Company, as puchasers(8)
10.19  -- Amendment No. 1 to Asset Purchase Agreement dated as of
          June 30, 2000(9)
10.20  -- Master Remarketing Agreement dated July 20, 2001 by and between NUR America and CVF Vendor Finance, Inc.
10.21  -- Lease Agreement dated July 1, 2001 by and between RAM
          Global, Ltd. and Salsa Digital Printers
21.1   -- List of Subsidiaries of the Registrant
23.1   -- Consent of Kost Forer & Gabbay (S-8)
23.2   -- Consent of Kost Forer & Gabbay (F-3)

---------

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

(10) Previously filed with NUR's Form 20-F for the year ended December 31, 2000 and incorporated by reference herein.

(11) Previously field with NUR's Schedule TO-I (File No. 5-56015) on May 16, 2002 and incorporated by reference herein.

FINANCIAL STATEMENT SCHEDULES

    Other than as set forth below, all schedules have been omitted as the required information is either not applicable or presented in the financial statements or notes thereto.

                                   SIGNATURE

    Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          NUR MACROPRINTERS LTD.

                                          By:          /s/ EREZ SHACHAR
                                               .................................
                                                        EREZ SHACHAR
                                                PRESIDENT AND CHIEF EXECUTIVE
                                                           OFFICER

Dated: June 21, 2002

                  NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES
                       CONSOLIDATED FINANCIAL STATEMENTS
                            AS OF DECEMBER 31, 2001
                                IN U.S. DOLLARS

                                     INDEX

                                                                  PAGE
                                                                  ----
Report of Independent Auditors..............................       F-2
Consolidated Balance Sheets.................................    F-3 - F-4
Consolidated Statements of Operations.......................       F-5
Statements of Changes in Shareholders' Equity...............       F-6
Consolidated Statements of Cash Flows.......................    F-7 - F-9
Notes to Consolidated Financial Statements..................   F-10 - F-34

[Ernst & Young Logo]                           KOST FORER & GABBAY                   Phone: 972-3-6232525
                                               3 Aminadav St.                          Fax: 972-3-5622555
                                               Tel-Aviv 67067, Israel

                         REPORT OF INDEPENDENT AUDITORS

To the Shareholders of
NUR MACROPRINTERS LTD.

    We have audited the accompanying consolidated balance sheets of NUR Macroprinters Ltd. ('the Company') and its subsidiaries as of December 31, 2000 and 2001 and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

    In our opinion, based on our audits, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2000 and 2001 and the consolidated results of their operations and cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

                                          KOST FORER & GABBAY
                                          A Member of Ernst & Young
                                          International

Tel-Aviv, Israel
February 14, 2002

                  NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS
                           U.S. DOLLARS IN THOUSANDS

                                                                 DECEMBER 31,
                                                              -------------------
                                                                2000       2001
                                                                ----       ----
                           ASSETS
Current Assets:
    Cash and cash equivalents...............................  $ 19,219   $ 12,486
    Trade receivables (net of allowance for doubtful
      accounts of $4,593 and $3,922 as of December 31, 2000
      and 2001, respectively)...............................    43,126     36,670
    Other accounts receivable and prepaid expenses
      (Note 3)..............................................     6,336      5,151
    Inventories (Note 4)....................................    23,547     24,998
                                                              --------   --------
        Total current assets................................    92,228     79,305
                                                              --------   --------

Long-Term Investments:
    Long-term trade receivables (Note 5)....................     2,387      2,266
    Investments in affiliates (Note 6a).....................       342        592
    Restricted long-term bank deposits (Note 7).............       262        135
    Related parties (Note 14a)..............................       618         --
    Severance pay fund......................................       696        751
    Long-term prepaid expenses..............................       208        184
                                                              --------   --------
        Total long-term investments.........................     4,513      3,928
                                                              --------   --------
Property, plant and equipment, net (Note 8).................     7,046     12,578
                                                              --------   --------
Other assets, net (Note 9)..................................    15,994     13,739
                                                              --------   --------
Deferred income taxes (Note 16f)............................       225      1,546
                                                              --------   --------
        Total assets........................................  $120,006   $111,096
                                                              --------   --------
                                                              --------   --------

                  NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES
                   CONSOLIDATED BALANCE SHEETS -- (CONTINUED)
                           U.S. DOLLARS IN THOUSANDS

                                                                 DECEMBER 31,
                                                              -------------------
                                                                2000       2001
                                                                ----       ----
            LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
    Short-term bank credit and short-term loans (Note 10)...  $    667   $  5,061
    Current maturities of long-term loans (Note 12).........       864      2,057
    Trade payables..........................................    17,657     18,683
    Trade payables to related parties (Note 14b)............     2,565        983
    Other accounts payable and accrued expenses (Note 11)...    13,290     10,045
    Customer advances.......................................     1,999        542
                                                              --------   --------
            Total current liabilities.......................    37,042     37,371
                                                              --------   --------
Long-Term Liabilities:
    Long-term loans, net of current maturities (Note 12)....    33,847     31,720
    Excess of losses over investment in an affiliate (Note
      6b)...................................................       212      --
    Accrued severance pay...................................       980      1,008
                                                              --------   --------
            Total long-term liabilities.....................    35,039     32,728
                                                              --------   --------
      COMMITMENTS AND CONTINGENT LIABILITIES (NOTE 13)
Shareholders' Equity (Note 15):
    Share capital
    Ordinary shares of NIS 1 par value:
        Authorized: 50,000,000 shares as of December 31,
          2000 and 2001;
          Issued and outstanding: 14,525,918 and 14,751,753
          shares as of December 31, 2000 and 2001,
          respectively......................................     3,618      3,674
        Additional paid-in capital..........................    39,057     39,493
        Accumulated other comprehensive loss................      (578)      (782)
        Retained earnings (accumulated deficit).............     5,828     (1,388)
                                                              --------   --------
            Total shareholders' equity......................    47,925     40,997
                                                              --------   --------
            Total liabilities and shareholders' equity......  $120,006   $111,096
                                                              --------   --------
                                                              --------   --------

   The accompanying notes are an integral part of the consolidated financial statements.

                  NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF OPERATIONS
               U.S. DOLLARS IN THOUSANDS (EXCEPT PER SHARE DATA)

                                                                 YEAR ENDED DECEMBER 31,
                                                              -----------------------------
                                                               1999       2000       2001
                                                               ----       ----       ----
Revenues (Note 17):
    Sales of printers and related products..................  $58,259   $121,924   $120,377
    Sales of printed materials..............................    2,460      --         --
                                                              -------   --------   --------
        Total revenues......................................   60,719    121,924    120,377
                                                              -------   --------   --------
Cost of revenues:
    Cost of sales of printers and related products(a).......   30,440     64,107     71,928
    Cost of sales of printed materials......................    1,344      --         --
    Inventory write-off.....................................    --         --         3,989
                                                              -------   --------   --------
        Total cost of revenues..............................   31,784     64,107     75,917
                                                              -------   --------   --------
Gross profit................................................   28,935     57,817     44,460
                                                              -------   --------   --------
Operating expenses:
    Research and development, net (Note 18a)................    4,809     14,626     10,234
    Selling and marketing, net (Note 18b)...................    9,485     17,385     18,665
    General and administrative..............................    6,275     12,765     13,321
    Amortization of goodwill and other intangible assets....    --         1,452      2,904
    Restructuring charges (Note 1f).........................    --         --         3,237
                                                              -------   --------   --------
        Total operating expenses............................   20,569     46,228     48,361
                                                              -------   --------   --------
Operating income (loss).....................................    8,366     11,589     (3,901)
Financial expenses, net (Note 18c)..........................     (616)    (1,423)    (3,336)
Other income (expenses), net................................      176         25       (324)
                                                              -------   --------   --------
Income (loss) before taxes on income (tax benefit)..........    7,926     10,191     (7,561)
Taxes on income (tax benefit) (Note 16).....................      798      1,244       (191)
                                                              -------   --------   --------
Income (loss) before equity in earnings (losses) of
  affiliates and minority interest in earnings of a
  subsidiary................................................    7,128      8,947     (7,370)
Equity in earnings (losses) of affiliates, net..............       75       (454)       154
Minority interest in earnings of a subsidiary...............      (28)     --         --
                                                              -------   --------   --------
Net income (loss)...........................................  $ 7,175   $  8,493   $ (7,216)
                                                              -------   --------   --------
                                                              -------   --------   --------
Basic net earnings (loss) per share (Note 18d)..............  $  0.64   $   0.65   $  (0.49)
                                                              -------   --------   --------
                                                              -------   --------   --------
Diluted net earnings (loss) per share (Note 18d)............  $  0.56   $   0.57   $  (0.49)
                                                              -------   --------   --------
                                                              -------   --------   --------

 (a) Cost of sales includes purchases from related parties for the years ended December 31, 1999, 2000 and 2001 in the amounts of $1,494 and $16,378 and $13,819, respectively.

   The accompanying notes are an integral part of the consolidated financial statements.

                  NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES
                 STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                 U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE DATA)

                                                                    ACCUMULATED
                               NUMBER OF                               OTHER         RETAINED         TOTAL
                               ORDINARY               ADDITIONAL   COMPREHENSIVE     EARNINGS     COMPREHENSIVE       TOTAL
                                SHARES       SHARE     PAID-IN        INCOME       (ACCUMULATED      INCOME       SHAREHOLDERS'
                              OUTSTANDING   CAPITAL    CAPITAL        (LOSS)         DEFICIT)        (LOSS)          EQUITY
                              -----------   -------    -------        ------         --------        ------          ------
Balance as of January 1,
  1999........................  10,880,000    $2,729     $14,376         $ 165         $(9,840)                        $ 7,430
Comprehensive income:
    Net income................      --          --         --           --               7,175         $ 7,175           7,175
    Other comprehensive loss:
        Foreign currency
          translation
          adjustments.........      --          --         --             (279)         --                (279)           (279)
                                                                                                       -------
    Total comprehensive
      income..................      --          --         --           --              --             $ 6,896          --
                                                                                                       -------
                                                                                                       -------
Issuance of shares, net.......     600,000       141       2,764        --              --                               2,905
Exercise of options...........     294,573        70         395        --              --                                 465
Amortization of deferred stock
  compensation................      --          --           167        --              --                                 167
                                ----------    ------     -------         -----         -------                         -------
Balance as of December 31,
  1999........................  11,774,573     2,940      17,702          (114)         (2,665)                         17,863
Comprehensive income:
    Net income................      --          --         --           --               8,493         $ 8,493           8,493
    Other comprehensive loss:
        Foreign currency
          translation
          adjustments.........      --          --         --             (464)         --                (464)           (464)
                                                                                                       -------
    Total comprehensive
      income..................      --          --         --           --              --             $ 8,029          --
                                                                                                       -------
                                                                                                       -------
Issuance of shares related to
  the acquisition of Salsa
  Group, net (Note 1b)........     666,667       164       9,274        --              --                               9,438
Issuance of shares related to
  a private placement, net....     748,223       186       9,255        --              --                               9,441
Exercise of warrants, net.....     597,487       147       1,694        --              --                               1,841
Exercise of options...........     738,968       181       1,080        --              --                               1,261
Amortization of deferred stock
  compensation................      --          --            52        --              --                                  52
                                ----------    ------     -------         -----         -------                         -------
Balance as of December 31,
  2000........................  14,525,918     3,618      39,057          (578)          5,828                          47,925
Comprehensive loss:
    Net loss..................      --          --         --           --              (7,216)        $(7,216)         (7,216)
    Other comprehensive loss:
        Foreign currency
          translation
          adjustments.........      --          --         --             (204)         --                (204)           (204)
                                                                                                       -------
    Total comprehensive
      loss....................      --          --         --           --              --             $(7,420)         --
                                                                                                       -------
                                                                                                       -------
Exercise of options, net......     225,835        56         436        --              --                                 492
                                ----------    ------     -------         -----         -------                         -------
Balance as of December 31,
  2001........................  14,751,753    $3,674     $39,493         $(782)        $(1,388)                        $40,997
                                ----------    ------     -------         -----         -------                         -------
                                ----------    ------     -------         -----         -------                         -------

   The accompanying notes are an integral part of the consolidated financial statements.

                  NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                           U.S. DOLLARS IN THOUSANDS

                                                                YEAR ENDED DECEMBER 31,
                                                              ----------------------------
                                                               1999       2000      2001
                                                               ----       ----      ----
Cash flows from operating activities:
  Net income (loss).........................................  $ 7,175   $  8,493   $(7,216)
  Adjustments to reconcile net income (loss) to net cash
    provided by (used in) operating activities:
      Minority interest in earnings of a subsidiary.........       28      --        --
      Depreciation and amortization.........................      932      3,156     5,333
      Write-off of property and equipment...................    --         --          636
      Loss (gain) on sale of property and equipment.........      (44)       (25)      190
      Gain on realization of a subsidiary...................     (132)     --        --
      Loss (gain) on trading marketable securities..........      (67)     --        --
      Deferred income taxes, net............................     (867)        26      (663)
      Amortization of deferred stock compensation...........      167         52     --
      Accrued severance pay, net............................       51        138       (27)
      Equity in losses (earnings) of affiliates, net........      (75)       719      (154)
      In process research and development write-off.........    --         4,300     --
      Trading marketable securities, net....................      130      --        --
      Decrease (increase) in trade receivables..............   (3,645)   (25,683)    7,043
      Decrease (increase) in other accounts receivable and
        prepaid expenses....................................     (337)    (2,519)      658
      Increase in inventories...............................   (6,664)    (9,409)   (1,261)
      Decrease (increase) in long-term trade receivables....    --        (2,387)      168
      Decrease (increase) in long-term related parties'
        accounts............................................    --          (618)      618
      Decrease (increase) in long-term prepaid expenses.....       59       (155)       24
      Increase in trade payables............................    2,650      7,216       257
      Increase (decrease) in trade payables from related
        parties.............................................    --         2,565    (1,576)
      Increase (decrease) in other accounts payable and
        accrued expenses....................................    3,093      4,722    (3,147)
      Increase (decrease) in customer advances..............    1,522       (829)   (1,452)
                                                              -------   --------   -------
      Net cash provided by (used in) operating activities...    3,976    (10,238)     (569)
                                                              -------   --------   -------

                  NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES
              CONSOLIDATED STATEMENTS OF CASH FLOWS -- (CONTINUED)
                           U.S. DOLLARS IN THOUSANDS

                                                                YEAR ENDED DECEMBER 31,
                                                              ----------------------------
                                                               1999       2000      2001
                                                               ----       ----      ----
Cash flows from investing activities:
    Investment in restricted long-term bank deposit.........      (30)     --        --
    Proceeds from restricted long-term bank deposit.........    --           105       127
    Purchase of property and equipment......................   (1,498)    (3,227)   (9,043)
    Proceeds from sale of property and equipment............      188         14       686
    Purchase of other assets................................      (11)     --        --
    Investments in affiliates...............................     (774)     --        --
    Payment for the acquisition of Salsa Group(1)...........    --       (18,674)    --
    Proceeds from sale of investment in a subsidiary net of
      cash in the subsidiary at the time it ceased being
      consolidated(2).......................................      702      --        --
    Proceeds from acquisition of consolidated subsidiary,
      net(3)................................................    --         --          110
                                                              -------   --------   -------
    Net cash used in investing activities...................   (1,423)   (21,782)   (8,120)
                                                              -------   --------   -------
Cash flows from financing activities:
    Proceeds from issuance of shares, net...................    2,905      8,879     --
    Proceeds from exercise of options and warrants, net.....      465      3,102       492
    Short-term bank credit and short-term loans, net........     (229)    (2,076)    4,323
    Proceeds from long-term loans...........................    2,000     35,646     --
    Principal payment of long-term loans....................     (692)    (3,417)   (2,322)
                                                              -------   --------   -------
    Net cash provided by financing activities...............    4,449     42,134     2,493
                                                              -------   --------   -------
Effect of exchange rate changes on cash and cash
  equivalents...............................................     (139)       (85)     (537)
                                                              -------   --------   -------
Increase (decrease) in cash and cash equivalents............    6,863     10,029    (6,733)
Cash and cash equivalents at the beginning of the year......    2,327      9,190    19,219
                                                              -------   --------   -------
Cash and cash equivalents at the end of the year............  $ 9,190   $ 19,219   $12,486
                                                              -------   --------   -------
                                                              -------   --------   -------

   The accompanying notes are an integral part of the consolidated financial statements.

                  NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES
              CONSOLIDATED STATEMENTS OF CASH FLOWS -- (CONTINUED)
                           U.S. DOLLARS IN THOUSANDS

                                                                YEAR ENDED DECEMBER 31,
                                                              ----------------------------
                                                               1999       2000      2001
                                                               ----       ----      ----
(1) Payment for the acquisition of Salsa Group:
    Fair value of assets acquired and liabilities assumed at
      the date of acquisition was as follows
        Working capital (excluding cash and cash
          equivalents)......................................  $ --      $  4,666   $ --
        Property and equipment..............................    --         2,216     --
        Long-term prepaid expenses..........................    --            53     --
        Technology..........................................    --         9,672     --
        Assembled work-force................................    --         1,478     --
        Customer list.......................................    --         3,094     --
        Goodwill............................................    --         3,195     --
        In-process research and development.................    --         4,300     --
                                                              -------   --------   -------
                                                                --        28,674     --
            Less -- amount acquired by issuance of shares...    --       (10,000)    --
                                                              -------   --------   -------
                                                              $ --      $ 18,674   $ --
                                                              -------   --------   -------
                                                              -------   --------   -------
(2) Proceeds from sale of investment in a subsidiary net of
    cash in the subsidiary at the time it ceased being
    consolidated:
        Working capital (excluding cash and cash
          equivalents)......................................  $  (499)  $  --      $ --
        Property and equipment..............................     (168)     --        --
        Minority interest...................................       97      --        --
        Gain on realization of a subsidiary.................     (132)     --        --
                                                              -------   --------   -------
                                                              $  (702)  $  --      $ --
                                                              -------   --------   -------
                                                              -------   --------   -------
(3) Proceeds from acquisition of consolidated subsidiary:
    Estimated fair value of assets acquired and liabilities
      assumed at the date of acquisition was as follows:
        Working capital, net (excluding cash and cash
          equivalents)......................................  $ --      $  --      $  (554)
        Long-term trade receivables.........................    --         --           42
        Property and equipment..............................    --         --          862
        Technology..........................................    --         --          700
        Long-term loans.....................................    --         --       (1,468)
        Excess of losses over investment in an affiliate....    --         --          308
                                                              -------   --------   -------
                                                              $ --      $  --      $  (110)
                                                              -------   --------   -------
                                                              -------   --------   -------
(4) Supplemental disclosure of cash flows activities:
    Cash paid during the year for:
        Interest............................................  $   333   $    585   $ 2,628
                                                              -------   --------   -------
                                                              -------   --------   -------
        Income taxes........................................  $ --      $    423   $   945
                                                              -------   --------   -------
                                                              -------   --------   -------
    Non-cash investing activities:
        Purchase of property and equipment..................  $ --      $    483   $ --
                                                              -------   --------   -------
                                                              -------   --------   -------
        Assignment from property and equipment to
          inventory.........................................  $   666   $  --      $ --
                                                              -------   --------   -------
                                                              -------   --------   -------

   The accompanying notes are an integral part of the consolidated financial statements.

                  NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           U.S. DOLLARS IN THOUSANDS

NOTE 1 -- GENERAL

    a. NUR Macroprinters Ltd. ('the Company') is an Israeli Corporation. The Company develops, manufactures, sells and provides services of digital printing systems for on-demand, short-run, wide format and super-wide format printing as well as related consumable products. The principal markets of the Company and its subsidiaries are located in Europe, the Americas and Asia.

    The Company operates through wholly-owned subsidiaries for sales, support services and marketing of the Company's products in their country or region of domicile. Such entities include NUR Europe S.A. ('NUR Europe') in Belgium, NUR America Inc. ('NUR America') in the U.S., NUR Asia Pacific Ltd. ('NUR Asia Pacific') in Hong Kong and NUR Macroprinters (Shanghai) Co. Ltd. ('NUR Shanghai') in the People's Republic of China.

    NUR Media Solutions S.A. ('NUR Media Solutions'), a wholly-owned subsidiary, is engaged in developing and marketing consumables for the Company's printers.

    In October 1999, the Company entered into a joint venture with a third party -- NUR Pro Engineering Ltd., for the assembly of the Company's printers, in which the Company has 50% holdings (see Note 6a). Under the establishment agreements, the Company has the option to purchase the other 50% of NUR Pro Engineering or to sell its 50%, if certain conditions as described in the agreements, are met.

    In December 1999, the Company established Stillachem S.A. ('Stillachem'), a joint venture with a third party of which the Company owns 50.1%. Stillachem is engaged in development and manufacture of special inks for digital printing systems. During the second quarter of 2001 the company acquired the remaining 49.9% of the shares of Stillachem (See also Note 6b). The transaction was accounted for by the purchase method of accounting. Pro forma information in accordance with APB-16 has not been provided since the revenues for 2000 and 2001, were not material in relation to total consolidated revenues. The operations of Stillachem are included in the consolidated statements from the second quarter of 2001.

    In connection with the acquisition, the Company recorded an amount of $700 as technology to be amortized over a period of 5 years.

    In December 1997, the Company, through NUR Media Solutions, purchased 84% of the shares of M. NUR Marketing & Communication GmbH ('NUR Germany'). During the third quarter of 1999, the Company sold its shares in NUR Germany and recorded $132 as a capital gain.

    In July 2000, the Company established a wholly-owned subsidiary named Salsa Digital Printers Ltd. ('Salsa Digital Printers') in San Antonio, Texas, as part of the Salsa Group acquisition (See Note 1b). In addition, the Company established a wholly-owned subsidiary in Hungary named NUR Hungary Trading and Software Licensing LLC. ('HOC').

    As part of the Salsa Group acquisition, the Company acquired the shares of Signtech Japan, Ltd. ('Signtech Japan'), a wholly-owned subsidiary in Japan. In November 2000, the Company established a wholly-owned subsidiary in Brazil named NUR Do Brazil ('NUR Brazil'). Both companies are engaged in the marketing of the Company's products as well as in providing support services in their countries of domicile.

    b. Acquisition of Salsa Group:

    On May 17, 2000, the Company entered into an acquisition agreement with a U.S. partnership, Salsa Ltd., and its wholly-owned subsidiaries ('Salsa Group'). According to the agreement, the Company and its subsidiaries acquired as of July 3, 2000, all the assets and assumed certain liabilities of the Salsa Group and all of the outstanding shares of Signtech Japan in consideration of $20,000 in cash and $10,000 through the issuance of 666,667 Ordinary shares of the Company. In addition, the Company

                  NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                           U.S. DOLLARS IN THOUSANDS

incurred other costs directly related to the acquisition amounted to approximately $400. The total acquisition cost amounted to $30,400.

    Salsa Group was engaged in the development, manufacturing and selling of digital printing systems for on-demand, short-run, wide format and super wide format printing, and also in selling of related consumable products.

    The operations generated by the acquired net assets of Salsa Group are included in the consolidated statements commencing the third quarter of 2000.

    The acquisition was accounted for by the purchase method of accounting. Accordingly, the purchase price has been allocated according to the fair value of the assets acquired and liabilities assumed and resulted in the recording of goodwill of approximately $3,195, which is being amortized on a straight-line basis over a 10-year period (See Note 2w).

    In connection with the above-mentioned acquisition, the Company recorded in the third quarter of 2000, a one-time research and development expense of $4,300 to write-off the in-process research and development acquired from Salsa Group, for which technological feasibility has not yet been established and for which no alternative future use exists.

    Other intangible assets acquired had an estimated fair value of $14,244 as shown in Note 9.

    The following is a summary of the fair value of the assets acquired:

Working capital, net........................................  $ 6,392
Property and equipment......................................    2,216
Long-term prepaid expenses..................................       53
Goodwill and other intangible assets (See Note 9)...........   17,439
In-process research and development.........................    4,300
                                                              -------
                                                              $30,400
                                                              -------
                                                              -------

    The following represents the unaudited pro-forma results of operations for the years ended December 31, 1999 and 2000, assuming that the Salsa Group acquisition had been consummated as of January 1, 1999 and January 1, 2000, respectively:

                                                               YEAR ENDED
                                                              DECEMBER 31,
                                                           ------------------
                                                            1999       2000
                                                            ----       ----
                                                               UNAUDITED
Revenues.................................................  $93,789   $139,422
                                                           -------   --------
                                                           -------   --------
Net income...............................................  $ 3,927   $ 12,620
                                                           -------   --------
                                                           -------   --------
Basic net earnings per share.............................  $  0.33   $   0.94
                                                           -------   --------
                                                           -------   --------
Diluted net earnings per share...........................  $  0.29   $   0.83
                                                           -------   --------
                                                           -------   --------

    c. Acquisition of technology:

    In December 1997, the Company signed an agreement with Meital Electronic Technologies Ltd. ('Meital'), which was engaged in research and development in fields related to the Company's activity.

    In September 1998, the Company acquired from Meital all rights (including all related assets) to Meital's piezo drop on demand inkjet technologies for application in wide format digital printers for approximately $3,000, consisting of an up-front payment, the assumption of certain liabilities including those that relate to the legal dispute between Idanit Technologies Ltd. ('Idanit') and Meital and future royalties to be paid upon success of such technology (not exceeding $1,300). During 2000, the Company has reached the maximum royalties liability which was fully paid during 2000 and 2001.

                  NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                           U.S. DOLLARS IN THOUSANDS

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

    f. Restructuring charges:

    During the first and fourth quarter of 2001, the Company decided to perform a series of strategic initiatives intending to further reduce costs and increase efficiency. As a result, approximately 60 positions were eliminated in the Company. In addition, during the first quarter of the year the Company wrote-off $3,989 of its inventories.

    The restructuring charges consisted of the following:

        a) Consolidating the operations of NUR America and Salsa Digital Printers into one facility in San Antonio.

        b) Consolidating the ink manufacturing of Stillachem into the facility of Salsa Digital Printers in San Antonio.

        c) Consolidating the Salsa Digital Printers R&D operations in Israel and the U.S. into the Company's facility in Lod, Israel.

    The components and the classification of the restructuring charges and the write-offs associated with the restructuring charges for the year ended 2001 are as follows:

                                                              DECEMBER 31,
                                                                  2001
                                                                  ----
Restructuring charges:
    Employee termination and severance costs................     $1,881
    Write-off of property and equipment.....................        636
    Other exit costs........................................        720
                                                                 ------
                                                                 $3,237
                                                                 ------
                                                                 ------

    In connection with SFAS No. 121, 'Accounting for the impairment of Long Lived Assets and for Long lived assets to be Disposed of' and Emerging Issues Task Force ('EITF') Issue 94-3 'Liability Recognition for certain Employee Termination Benefits and Other Costs to Exit an Activity' (including certain costs in Restructuring), and Staff Accounting Bulletin No. 100, 'Restructuring and Impairment Charges' the Company recorded during 2001 restructuring charges of $3,237.

NOTE 2 -- SIGNIFICANT ACCOUNTING POLICIES

    The Company's consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States ('US GAAP').

                  NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                           U.S. DOLLARS IN THOUSANDS

    a. Use of estimates:

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and ccompanying notes. Actual results could differ from those estimates.

    b. Financial statements in U.S. dollars:

    The accompanying consolidated financial statements have been prepared in U.S dollars ('dollars'). The dollar is the currency of the primary economic environment in which the operations of the Company, NUR America, Salsa Digital Printers, HOC and NUR Pro Engineering are conducted. The majority of sales is made in dollars and the majority of purchases of materials and components is invoiced and paid in dollars. In addition, a substantial portion of costs is incurred in dollars or paid in dollars. Accordingly, the Company's management believes that the dollar is the primary currency of the economic environment in which the Company and the above-mentioned entities operate. Thus, the functional and reporting currency of the Company and these subsidiaries is the dollar.

    Accordingly, transactions and balances denominated in dollars are presented at their original amounts. Monetary accounts maintained in currencies other than the dollar are remeasured into dollars in accordance with Statement of Financial Accounting Standard Board (No. 52), 'Foreign Currency Translation' ('SFAS No. 52'). All transaction gains and losses of the remeasurement of monetary balance sheet items denominated in non-dollar currencies are reflected in the statements of operations as financial income or expenses, as appropriate.

    The financial statements of all other subsidiaries and an affiliate, whose functional currency is not the U.S dollar, have been translated into dollars. All balance sheet accounts have been translated using the exchange rates in effect at the balance sheet date. Statement of operations amounts have been translated using the average exchange rate for the period. The resulting translation adjustments are reported as a component of accumulated other comprehensive loss in shareholders' equity.

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

    e. Marketable securities:

    The Company accounts for investments in debt and equity securities (other than those accounted for under the equity method of accounting) in accordance with FASB Statement No. 115, 'Accounting for Certain Investments in Debt and Equity Securities'.

    Management determines the appropriate classification of its investments in debt and equity securities at the time of purchase and reevaluates such determinations at each balance sheet date.

    Management has classified all of its marketable securities as trading securities. These securities are carried at their fair value based upon the quoted market price of those investments. Net realized gains on these securities are included in the statement of operations, as financial income.

    f. Inventories:

    Inventories are stated at the lower of cost or market value. Inventory write-offs are provided to cover risks arising from slow-moving items or technological obsolescence (See note 1f). Cost is determined as follows:

                  NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                           U.S. DOLLARS IN THOUSANDS

        Raw materials -- by the 'first-in, first-out' method;

        Work-in-progress and finished products -- on the basis of direct manufacturing costs with the addition of allocable indirect manufacturing costs.

    g. Long-term trade receivables:

    Long-term receivables from extended payment agreements are recorded at estimated present values determined based on current rates of interest and reported at the net amounts in the accompanying financial statements. Imputed interest is recognized, using the effective interest method as a component of interest income in the accompanying statements.

    h. Investments in affiliates:

    The investment in NUR Pro Engineering, over which the Company can exercise significant influence, is presented using the equity method of accounting. In prior years, the balance also included Stillachem, a joint venture fully acquired during 2001. The Company generally discontinues applying the equity method when its investment (including advances and loans) is reduced to zero and it has not guaranteed obligations of the affiliate or otherwise committed to provide further financial support to the affiliate. Where the Company's share of an affiliate's losses is greater than the investment in such an affiliate and in which the Company has guaranteed obligations of the affiliate, the excess amount is presented as a liability.

    Management periodically reviews the carrying value of the investments. If this review indicates that the cost is not recoverable, the carrying value is reduced to its estimated fair value. As of December 31, 2001, no impairment losses have been identified.

    i. Property, plant and equipment:

    Property and equipment are stated at cost, net of grants received and accumulated depreciation.

    Depreciation is calculated using the straight-line method over the estimated useful lives of the assets.

    The annual depreciation rates are as follows:

                                                               %
                                                            -------
Machinery and equipment..........................           10 - 33
Motor vehicles...................................              15
Office furniture and equipment...................            6 - 10
Building.........................................              3
Leasehold improvements...........................  Over the term of the lease

    Statement No. 121, 'Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of' ('SFAS No. 121') requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets is less than the carrying amount of such assets. The Company and its subsidiaries periodically assess the recoverability of the carrying amount of property and equipment and provide for any possible impairment loss based upon the difference between the carrying amount and fair value of such assets. As of December 31, 2001, no impairment losses have been identified.

                  NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                           U.S. DOLLARS IN THOUSANDS

    j. Other assets:

    Other assets are stated at amortized cost. Amortization is calculated using the straight-line method over the estimated useful lives, which are as follows:

                                                            ESTIMATED
                                                           USEFUL LIFE
                                                           -----------
                                                            (IN YEARS)
Technology...............................................        5
Assembled work-force.....................................        7
Customer list............................................        7
Goodwill.................................................       10
Distribution rights......................................        5
Patent rights............................................       10

    The carrying value of intangible assets is periodically reviewed by management, based on the expected future undiscounted operating cash flows over the remaining amortization period. If this review indicates that the intangible assets will not be recoverable, the carrying value of the intangible assets is reduced to estimated fair value. Based on its most recent analysis, management believes that no impairment of other assets exists as of December 31, 2001 (See note 2w).

    k. Severance pay:

    The Company's liability for severance pay is calculated pursuant to Israeli severance pay law based on the most recent salary of the employees multiplied by the number of years of employment, as of the balance sheet date. Employees are entitled to one month's salary for each year of employment, or a portion thereof. The Company's liability for all of employees, is fully provided by monthly deposits with severance pay funds, insurance policies and by an accrual. The value of these policies is recorded as an asset in the Company's consolidated balance sheet.

    The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israeli severance pay law or labor agreements. The value of the deposited funds is based on the cash surrendered value of these policies, and includes immaterial profits.

    Severance expenses for the years ended December 31, 1999, 2000 and 2001 amounted to approximately $440, $306 and $1,426, respectively.

    l. Income taxes:

    The Company and its subsidiaries account for income taxes in accordance with Statement of Financial Accounting Standards No. 109, 'Accounting for Income Taxes' ('SFAS No. 109'). This statement prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company and its subsidiaries provide a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.

    m. Basic and diluted net earnings (loss) per share:

    Basic net earnings (loss) per share is computed based on the weighted average number of Ordinary shares outstanding during each year. Diluted net earnings (loss) per share is computed based on the weighted average number of Ordinary shares outstanding during the period, plus dilutive potential Ordinary shares considered outstanding during the year, in accordance with Statement of Financial Accounting Standard No. 128, 'Earnings Per Share' ('SFAS No. 128').

    Outstanding stock options and warrants have been excluded from the calculation of the diluted net earnings (loss) per Ordinary share when such securities are anti-dilutive for all periods presented. The total weighted average number of shares related to the outstanding options and warrants excluded from

                  NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                           U.S. DOLLARS IN THOUSANDS

the calculations of diluted net earnings (loss) per share was 967,766, 310,200 and 931,736 for the years ended December 31, 1999, 2000 and 2001, respectively.

    n. Accounting for stock-based compensation:

    The Company has elected to follow Accounting Principles Board Opinion No. 25 'Accounting for Stock Issued to Employees' ('APB 25') and FASB Interpretation No. 44 'Accounting for Certain Transactions Involving Stock Compensation' ('FIN 44') in accounting for its employee stock option plans. Under APB 25, when the exercise price of the Company's stock options is less than the market price of the underlying shares on the date of grant, compensation expense is recognized. The pro-forma disclosures required by Statement of Financial Accounting Standard No. 123 'Accounting for Stock-Based Compensation' ('SFAS No. 123'), are provided in Note 15e.

    The Company applies SFAS No. 123 and EITF 96-18 'Accounting for Equity Instruments that are Issued to Other than Employees for Acquiring, or in Conjunction with Selling, Goods or Services' ('EITF 96-18') with respect to options issued to non-employees. SFAS No. 123 requires use of an option valuation model to measure the fair value of the options at the grant date.

    o. Revenue recognition:

    Revenues from sales of products are recognized in accordance with Staff Accounting Bulletin No. 101 'Revenue Recognition in Financial Statements' ('SAB. No 101') upon delivery provided that the collection of resulting receivable is probable, there is a persuasive evidence of an arrangement, no significant obligations in respect of installation remain and the price is fixed or determinable. The Company does not grant right of return.

    On occasion, customers request delayed shipment, usually due to scheduling of systems integration and/or lack of storage space at the customers' facilities during the implementation. In such bill and hold transactions, the Company recognizes revenue when the criteria of Staff Accounting Bulletin No. 101 are satisfied.

    Revenues from service contracts are recognized ratably over the term of the agreements.

    Revenues from trade-in transactions of the Company's printers are recorded at fair value as a discount from revenues in accordance with APB 29 'Accounting for Non-monetary Transactions' and EITF 86-29 'Non-monetary Transactions:
Magnitude of Boot and the Exceptions to the Use of Fair Value', when the cash consideration involved with such transactions is material.

    Deferred revenue includes amounts received from customers for which revenue has not yet been recognized.

    p. Warranty costs:

    The Company provides a warranty of up to six months, at no extra charge. A provision is recorded for probable costs in connection with warranties, based on the Company's experience (in respect of most of these costs the Company has warranties from its suppliers). Warranty costs for the years ended December 31, 1999, 2000 and 2001 were $1,099, $1,738 and $2,401, respectively.

    q. Research and development costs:

    Research and development costs net of grants for funding approved research and development projects are charged to expenses as incurred.

    r. Royalty-bearing grants:

    Royalty-bearing grants from the Government of Israel and from the government of Belgium for funding approved research and development projects and for funding marketing activities are recognized at the time the Company is entitled to such grants, on the basis of the related costs incurred

                  NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                           U.S. DOLLARS IN THOUSANDS

and included as a deduction of research and development, and selling and marketing expenses, respectively.

    s. Non-royalty-bearing grants:

    The Company is also entitled to non-royalty-bearing grants for its participation in the 'MAGNET' project financed by the Government of Israel. These grants are recognized at the time the Company is entitled to such grants, on the basis of the costs incurred and are recorded as a deduction of research and development expenses.

    t. Advertising costs:

    The Company expenses advertising costs as incurred. Advertising expenses for the years ended December 31, 1999, 2000 and 2001 were $602, $662 and $554, respectively.

    u. Concentrations of credit risk:

    Financial instruments that potentially subject the Company and its subsidiaries to concentrations of credit risk consist principally of cash and cash equivalents, trade receivables, long-term trade receivables, restricted long-term bank deposits and long-term loans to an affiliate.

    Cash and cash equivalents consist primarily of U.S. dollar, New Israeli Shekel ('NIS') and Euro amounts deposited in banks. Cash and cash equivalents and restricted bank deposits are invested in major banks primarily in Israel, the United States, Asia and Belgium. Such deposits in the United States may be in excess of insured limits and are not insured in other jurisdictions. Management believes that the financial institutions that hold the Company's investments are financially sound, and, accordingly, minimal credit risk exists with respect to these investments.

    The trade receivables and the long-term trade receivables of the Company and its subsidiaries are mainly derived from sales to customers located primarily in America, Asia and Europe. Management believes that credit risks are moderated by the diversity of its end-customers and geographic sales areas. The Company performs ongoing credit evaluations of its customers' financial condition. An allowance for doubtful accounts is determined with respect to those amounts that the Company has determined to be doubtful of collection. In addition, starting September 1, 2001 the Company insures some of its trade receivables.

    On occasion, the Company engages in the sale with recourse of trade receivables with established commercial banking institutions. As of December 31, 2001, a total amount of $10,186 were sold to the banks.

    As for loans to an affiliate, the Company performs ongoing evaluations of the balances and, to date, considers the credit risk to be low.

    The Company has no significant off-balance-sheet concentration of credit risk such as foreign exchange contracts, option contracts or other foreign hedging arrangements.

    v. Fair value of financial instruments:

    The following methods and assumptions were used by the Company and its subsidiaries in estimating their fair value disclosures for financial instruments:

    The carrying amounts of cash and cash equivalents, trade receivables, other accounts receivable, short-term bank credit, short-term loans, trade payables and other accounts payable approximate their fair value, due to the short term maturity of such instruments.

    The carrying amounts of the Company's long-term trade receivables, long-term loans to an affiliate and restricted long-term bank deposits, approximate their fair value. The fair value was estimated using discounted cash flow analyses, based on the Company's incremental investment rates for similar type of investment arrangements.

                  NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                           U.S. DOLLARS IN THOUSANDS

    The carrying amount of the Company's long-term loans approximates their fair value. The fair value was estimated using discounted cash flow analyses, based on the Company's incremental borrowing rates for similar type of borrowing arrangements.

    The fair value of foreign currency transactions (used for hedging purposes) made during 1999 and 2000 was estimated by obtaining quotes from investment bankers.

    w. Impact of recently issued accounting standards:

    In June 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 141, 'Business Combinations', and No. 142, 'Goodwill and Other Intangible Assets', effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized but will be subject to annual impairment tests in accordance with the Statements. Other intangible assets will continue to be amortized over their useful lives.

    The Company will apply the new rule beginning in the first quarter of 2002. Application of the non-amortization provisions of the Statement is expected to result in an increase in income before taxes on income of approximately $972 ($0.07 per share) per year. The Company will reclassify an assembled workforce and a customer list intangible assets with an amortized balance of $3,591 to goodwill at the date of adoption. During 2002, the Company will perform the first of the required impairment tests of goodwill and indefinite lived intangible assets. The Company can not yet estimate what the effect of these tests will be on its financial position and results of operations.

    In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144, 'Accounting for the Impairment of Disposal of Long-Lived Assets' (FAS 144), which addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes SFAS No. 121, 'Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of', and the accounting and reporting provisions of APB Opinion No. 30, 'Reporting the Results of Operations for a disposal of a segment of a business'. FAS 144 is effective for fiscal years beginning after December 15, 2001, with earlier application encouraged. The Company expects to adopt FAS 144 as of January 1, 2002 and it does not expect that the adoption of the Statement will have a significant impact on the Company's Financial position and results of operations.

NOTE 3 -- OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

                                                               DECEMBER 31,
                                                              ---------------
                                                               2000     2001
                                                               ----     ----
Government authorities......................................  $  881   $  953
Participations and grants receivable........................     900      477
Deferred income taxes(1)....................................     658     --
Employees...................................................     384      447
Advances to suppliers(2)....................................   1,335      980
Prepaid expenses............................................     504      735
Other.......................................................   1,674    1,559
                                                              ------   ------
                                                              $6,336   $5,151
                                                              ------   ------
                                                              ------   ------

---------

(1) See Note 16f.

(2) Includes $494 and $633 as of December 31, 2000 and 2001, respectively, paid in advance to an affiliate, NUR Pro Engineering, in respect of printers that have not yet been supplied.

                  NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                           U.S. DOLLARS IN THOUSANDS

NOTE 4 -- INVENTORIES

                                                              DECEMBER 31,
                                                            -----------------
                                                             2000      2001
                                                             ----      ----
Raw materials.............................................  $ 6,176   $ 5,616
Work-in-progress..........................................    3,030     4,366
Finished products.........................................   14,341    15,016
                                                            -------   -------
                                                            $23,547   $24,998
                                                            -------   -------
                                                            -------   -------

    As for inventories write-off see Note 1f.

NOTE 5 -- LONG-TERM TRADE RECEIVABLES

    The aggregate annual maturities of long-term trade receivables from the sale of products are as follows:

                                                              DECEMBER 31,
                                                             ---------------
                                                              2000     2001
                                                              ----     ----
First year (current maturities)............................  $2,172   $2,860
Second year................................................   1,876    1,555
Third year.................................................     468      493
Fourth year................................................      43      195
Fifth year.................................................    --         23
                                                             ------   ------
                                                              4,559    5,126
Less -- current maturities.................................   2,172    2,860
                                                             ------   ------
                                                             $2,387   $2,266
                                                             ------   ------
                                                             ------   ------

    Long-term trade receivables bear interest at the average rate of 13% per annum.

NOTE 6 -- INVESTMENTS IN AFFILIATES AND EXCESS OF LOSSES OVER INVESTMENTS

    a. Investment in NUR Pro Engineering:

                                                              DECEMBER 31,
                                                              -------------
                                                              2000    2001
                                                              ----    ----
Equity, net(1)..............................................  $ 58    $308
Long-term loans(2)..........................................   284     284
                                                              ----    ----
    Total investments in NUR Pro Engineering................  $342    $592
                                                              ----    ----
                                                              ----    ----
(1) Net equity as follows:
    Net equity as of purchase date..........................  $-- *   $-- *
    Accumulated net earnings................................    58     308
                                                              ----    ----
                                                              $ 58    $308
                                                              ----    ----
                                                              ----    ----

        (2) In 1999, the Company granted the following loans to NUR Pro
    Engineering:

           A loan in the amount of $175 linked to the U.S. dollar carrying annual interest at the rate of 3%. A maturity date has not yet been determined.

           A loan in the amount of $100 linked to the NIS bearing no interest, to be repaid in 20 years.

---------

*  Represents an amount lower than $1.

                  NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                           U.S. DOLLARS IN THOUSANDS

b. Investment in Stillachem:

                                                              DECEMBER 31,
                                                              -------------
                                                              2000    2001
                                                              ----    ----
Equity, net(1)..............................................  $(212)  $--
                                                              -----   -----
Total investments (excess of losses over investments) in
  Stillachem................................................  $(212)  $--
                                                              -----   -----
                                                              -----   -----
(1) Net equity as follows:
    Net equity as of purchase date..........................  $ 490   $--
    Accumulated net losses..................................   (437)   --
    Elimination of an intercompany transaction..............   (265)   --
                                                              -----   -----
                                                              $(212)  $--
                                                              -----   -----
                                                              -----   -----

    On May 21, 2001 the Company acquired the remaining 49.9% of the Ordinary shares of Stillachem in consideration of $1. As of December 31, 2001 the financial statements of Stillachem are consolidated with the financial statements of the Company.

NOTE 7 -- RESTRICTED LONG-TERM BANK DEPOSITS

    Restricted long-term bank deposits are maintained with banks mainly to secure obligations to customers. The Company is restricted from withdrawing any portion of the long-term bank deposits at any time, until the repayment of the leasing obligation by the customer. The restricted long-term bank deposits as of December 31, 2001 will mature in 2003, are linked to the U.S. dollar and bear weighted average interest at a rate of 4%.

NOTE 8 -- PROPERTY, PLANT AND EQUIPMENT

    a. Composition of property and equipment is as follows:

                                                              DECEMBER 31,
                                                            -----------------
                                                             2000      2001
                                                             ----      ----
Cost:
    Machinery and equipment...............................  $ 2,163   $ 5,555
    Motor vehicles........................................       33        53
    Office furniture and equipment........................    4,937     7,699
    Buildings.............................................    1,421     1,421
    Leasehold improvements................................    1,704     4,076
                                                            -------   -------
                                                             10,258    18,804
                                                            -------   -------
Accumulated depreciation:
    Machinery and equipment...............................      546     1,561
    Motor vehicles........................................       16        14
    Office furniture and equipment........................    1,749     3,074
    Buildings.............................................      136       522
    Leasehold improvements................................      614       962
                                                            -------   -------
                                                              3,061     6,133
                                                            -------   -------
Depreciated cost before grants............................    7,197    12,671
Less -- grants............................................      151        93
                                                            -------   -------
Depreciated cost..........................................  $ 7,046   $12,578
                                                            -------   -------
                                                            -------   -------

                  NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                           U.S. DOLLARS IN THOUSANDS

    b. Depreciation expenses for the years ended December 31, 1999, 2000 and 2001 amounted to $782, $1,614 and $3,014, respectively.

    As for charges, see Note 13c.

NOTE 9 -- OTHER ASSETS

    a. Composition of other assets is as follows:

                                                              DECEMBER 31,
                                                            -----------------
                                                             2000      2001
                                                             ----      ----
Original amounts:
    Technology(1).........................................  $ 9,672   $10,372
    Assembled work-force(1)...............................    1,478     1,478
    Customer list(1)......................................    3,094     3,094
    Goodwill(2)...........................................    3,195     3,195
    Patent rights.........................................       72        72
                                                            -------   -------
                                                             17,511    18,211
                                                            -------   -------
Accumulated amortization:
    Technology............................................      966     2,900
    Assembled work-force..................................      106       318
    Customer list.........................................      221       663
    Goodwill..............................................      159       519
    Patent rights.........................................       65        72
                                                            -------   -------
                                                              1,517     4,472
                                                            -------   -------
Amortized cost............................................  $15,994   $13,739
                                                            -------   -------
                                                            -------   -------

---------

(1) $14,244, resulting from the acquisition of Salsa Group, and $700 resulting from the acquisition of Stillachem in 2001.

(2) Resulting from the acquisition of Salsa Group.

    b. Amortization of other assets for the years ended December 31, 1999, 2000 and 2001 were $150, $1,542 and $2,955, respectively.

NOTE 10 -- SHORT-TERM BANK CREDIT AND SHORT-TERM LOANS

                                                            INTEREST
                                                              RATE       DECEMBER 31,
                                             LINKAGE       -----------   -------------
                                              TERMS        2000   2001   2000    2001
                                              -----        ----   ----   ----    ----
                                                                %
Short-term bank credit..................   NIS-unlinked     --     5.1   $--    $4,827
Short-term bank loans...................   U.S. dollar     7.75   5.23    500       10
Short-term bank loans...................  Belgian franc     6.8    --     167     --
Short-term bank loans...................       Euro         --    5.23    --       224
                                                                         ----   ------
                                                                         $667   $5,061
                                                                         ----   ------
                                                                         ----   ------

    The weighted average interest rate as of December 31, 2000 and 2001 was 7.5% and 5.1%, respectively.

    The total authorized credit line is $15,090 from which, at December 31, 2001, was fully utilized. See also note 12b.

                  NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                           U.S. DOLLARS IN THOUSANDS

NOTE 11 -- OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

                                                                DECEMBER 31,
                                                              -----------------
                                                               2000      2001
                                                               ----      ----
Employees and payroll accruals..............................  $ 3,075   $ 2,476
Government Authorities......................................    2,202     1,187
Royalties payable...........................................    1,358     1,082
Warranty....................................................    2,390     1,365
Accrued expenses............................................    4,265     3,935
                                                              -------   -------
                                                              $13,290   $10,045
                                                              -------   -------
                                                              -------   -------

NOTE 12 -- LONG-TERM LOANS

    a. Composed as follows:

                                                         INTEREST
                                                           RATE         DECEMBER 31,
                                          LINKAGE       -----------   -----------------
                                           TERMS        2000   2001    2000      2001
                                           -----        ----   ----    ----      ----
                                                             %
From banks...........................   U.S. dollar     7.4    6.00   $33,444   $32,795
From leasing companies...............  Belgian franc    6.0     --      1,267     --
From leasing companies...............       Euro        --     4.95     --          982
                                                                      -------   -------
                                                                       34,711    33,777
Less -- current maturities...........                                     864     2,057
                                                                      -------   -------
                                                                      $33,847   $31,720
                                                                      -------   -------
                                                                      -------   -------

    b. The aggregate annual maturities of long-term loans are as follows:

                                                                DECEMBER 31,
                                                              -----------------
                                                               2000      2001
                                                               ----      ----
First year (current maturities).............................  $   864   $ 2,057
                                                              -------   -------
Second year.................................................    7,680     2,064
Third year..................................................   25,279     4,070
Fourth year.................................................       71    24,874
Fifth year and thereafter...................................      817       712
                                                              -------   -------
                                                               33,847    31,720
                                                              -------   -------
                                                              $34,711   $33,777
                                                              -------   -------
                                                              -------   -------

    During the first quarter of 2002, the Company entered into agreements with the banks according to which the banks agreed to reschedule the repayment dates of the Company's long-term loans and bank credit (see also Note 19b). The long-term loans balances are presented according to the new rescheduled periods and in accordance with Statement of Financial Accounting No. 6, 'Classification of Short-Term obligation Expected to be Refinanced'.

    As part of the agreements signed with the banks, the Company had paid a commission in the amount of $54 for the rescheduling of the loans and agreed to the following covenants:

    1. The Company will finalize a private placement of not less than $7,000, no later than March 30, 2002, (See also Note 19a -- subsequent events).

    2. The Company will maintain no less than $29,000 of the tangible shareholders' equity. The tangible shareholders equity will not be lower than 25% of the Company's total assets.

    3. Total short term bank credit will not exceed 70% of the Company's net accounts receivable, aged under a period of 180 days.

                  NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                           U.S. DOLLARS IN THOUSANDS

    4. To retrain from merging, consolidating, amalgamating or entering into other form of business combination with a third party or liquidating or dissolving.

    5. The Company will maintain certain financial ratios relating to the Company's earnings before income tax, depreciation and amortization (EBITDA) and the Company's overall long-term debt to financial institutions.

    6. In addition, the Company will issue to the banks warrants to purchase up to 120,000 of the Company's Ordinary shares of 1 NIS par value each for an exercise price of $5 per share. The warrants will be issued no later than April 30, 2002, and will be exercisable until February 2006. (See also Note 19b).

    Based on the unaudited financial statements of the Company as of March 31, 2002, the Company complies with all terms, except for the one described in 5 above. However, the banks have agreed in writing not to act upon their contractual rights pursuant to the Company's abovementioned default, subject to the Company meeting certain financial targets as set forth in its Business plan presented to the banks. The company's management is of the opinion that these targets will be met.

NOTE 13 -- COMMITMENTS AND CONTINGENT LIABILITIES

    a. Lease commitments:

    The Company and most of its subsidiaries rent their facilities under various operating lease agreements, which expire on various dates, the latest of which is in 2009. The minimum rental payments under non-cancelable operating leases are as follows:

                                                  YEAR ENDED
                                                  DECEMBER 31
                                                  -----------
2002............................................    $ 1,859
2003............................................      1,798
2004............................................      1,798
2005............................................      1,798
2006 and thereafter.............................      2,820
                                                    -------
                                                    $10,073
                                                    -------
                                                    -------

    Total rent expenses for the years ended December 31, 1999, 2000 and 2001 were $297, $900 and $1,778, respectively.

    b. Royalty commitments:

    1. The Company entered into several project plans with the Chief Scientist of Israel's Ministry of Industry and Trade. The Company has an obligation to pay royalties at the rate of 2% - 3% of the sales derived from the applicable products developed within the framework of such research and development projects, up to an amount equal to 100% - 150% of the grant received, linked to the U.S. dollar and bears LIBOR interest per annum. The Company has no obligation to repay this amount if sales are not sufficient to satisfy the royalty obligations.

       In addition, a subsidiary, NUR Media Solutions, has an obligation to pay royalties at rates of 3% - 6% on the sales of products developed with funds provided by the Government of Belgium, up to an amount equal to the research and development grants received in connection to such products, linked to the Euro.

       Total royalties accrued or paid amounted to $16, $432 and $180 as of December 31, 1999, 2000 and 2001, respectively.

       As of December 31, 2001, the Company and NUR Media Solutions have a contingent obligation to pay royalties in the amount of $1,142.

                  NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                           U.S. DOLLARS IN THOUSANDS

    2. The Company is required to pay royalties to the Fund for the Encouragement of Marketing Activity at the rate of 3% - 4% of the increases in export sales of products for which the Company received participations for its marketing activities, up to an amount equal to 100% - 150% of the grant received, linked to the U.S. dollar. Royalties regarding grants received from 1999 bear LIBOR interest.

       The grant is repayable only in respect of sales of the related products, as a percentage of the growth in export sales. If there is no increase in export sales, or if the Company ceases producing the relevant products, the grant would not be repaid.

       As of December 31, 2001, the Company paid an aggregate amount of $346.

       As of December 31, 2001, the Company has a contingent obligation to pay royalties in the amount of $929.

    c. Charges and guarantees:

    As collateral for its liabilities to the banks, the Company placed fixed charges on certain assets and share capital, as well as a floating lien on all of its assets.

    Other financial guarantees are made from time to time in the ordinary course of business, on behalf of customers. The Company's exposure amounted to $227 thousand and $0 at December 31, 2000 and 2001, respectively.

    d. Litigation:

    1. In December 1999, a claim was filed against the Company in the amount of $330 regarding a breach of an agreement to pay finders fee in connection with a private placement in 1999 (see Note 15b). The Company provided $50 in respect of this claim, based on the opinion of its legal advisors. Management believes that this provision is adequate.

    2. In September 2000, a claim in the amount of approximately $4,950 was filed against the Company and Meital and the CEOs of the companies (jointly and severally), according to which Meital breached a contract, and the Company caused Meital to such breach of contract. In May 2002 the parties reached an out-of-court settlement whereby the Company undertook to pay $140 for the complete and final settlement of this matter. The Company fully provided in respect of this claim.

    e. Other contingent liabilities:

    In May 1996, the Company exercised the option to purchase all of Shamrock's (former shareholder in NUR Media Solutions) shares in NUR Media Solutions, for a consideration of one dollar.

    Notwithstanding the above, for every year during which NUR Media Solutions' net income (after taxes) will exceed $1,000, the Company will pay Shamrock a sum equal to 10% of NUR Media Solutions' net income, up to a total of $ 500 (accumulating from the first payment). NUR Media Solutions' net income shall be determined by its annual audited financial statements. Shamrock's right to payments under this section will expire upon the earlier of the payment of the above $500, or at the end of the fiscal year 2002. In 1999, 2000 and 2001, NUR Media Solutions' net income (after taxes) was less than $1,000.

NOTE 14 -- TRANSACTIONS AND BALANCES WITH RELATED PARTIES

    a. Balance with Stillachem, an affiliate during 2000, in respect of services provided, is linked to the Euro and bears no interest. (see Note 6b).

    b. Accounts payable in respect of an affiliate, NUR Pro Engineering, are in respect of the assembly of the Company's printers. The amount is linked to the NIS and does not bear any interest. (See Note 6a).

                  NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                           U.S. DOLLARS IN THOUSANDS

    c. A company wholly-owned by the Company's CEO rendered services to certain subsidiaries. The Company and its subsidiaries' expenses during the year 2001 in respect of such services amounted to approximately $73.

    d. Loans to related parties, see Note 6a.

    e. Advances to an affiliated supplier, NUR Pro Engineering, see Note 3.

NOTE 15 -- SHAREHOLDERS EQUITY

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

    c. In July 2000, the Company issued 666,667 Ordinary shares of NIS 1 par value each to the former owners of Salsa Group as a partial consideration for the acquisition in a value of $10,000 (see Note 1b).

    d. In September 2000, the Company effected a private offering of its securities. In the private offering, the Company issued 748,223 Ordinary shares of NIS 1 par value in consideration of $10,000 (excluding issuance expenses).

    e. Stock Option Plans:

    1. In October 1995, the Company's Board of Directors adopted a Flexible Stock Incentive Plan ('1995 Plan'). The Stock Incentive Plan provides for grants of stock options to the Company's employees and outside consultants. An aggregate amount of not more than 500,000 stock options are available for grant under the Stock Incentive Plan. Of such amount,
       (i) not more than 414,768 options are available for grant as stock options on the basis of future services ('Service Options'), (ii) not more than 18,232 options may be granted as stock options on the basis of performance ('Performance Options' -- as of December 31, 2001 there are no outstanding performance options) and (iii) not more than 67,000 options may be granted as stock options to consultants on the basis of service or performance in respect of the public offering ('Consultant Options').

       The service options usually vest over a four-year period with an exercise price of not less than 80% of the fair market value of the Ordinary shares at the date of grant (as defined in the stock incentive plan).

       Consultant options usually vest immediately based on past services rendered as the board determines. The options expire usually after ten years from the date of grant.

       In October 1997, the Company adopted an additional stock option plan. According to that option plan, 1,200,000 options will be granted to the Company's and its subsidiaries' employees, directors and consultants. In October 1998 and August 1999, the Company's and its subsidiaries' shareholders approved the increase in the number of options available for grant by 500,000, and 500,000 options, respectively. The options usually vest over a three-year period with an exercise price of not less than 80% of the fair market value of the common stock at the date of grant (as defined in the stock option plan). Each option usually expires after ten years from the date of grant.

       In December 1998, the Company's shareholders approved the directors stock option plan ('1998 plan') according to which 250,000 options are available for grant with an exercise price of the average of the closing bid and sale price at the issuance date. Each option is vested immediately

                  NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                           U.S. DOLLARS IN THOUSANDS

     and will expire after 10 years. During 1999, 2000 and 2001, the Company granted to directors (including the Chairman of the Board of Directors) 58,333, 40,000 and 20,834 options, respectively.

       In August 2000, the Company's Board of Directors adopted the 2000 Stock Option Plan ('2000 plan'). According to that option plan, 1,000,000 options may be granted to officers, directors, employees and consultants of the Company and its subsidiaries. The Options usually vest over a three-year period. The exercise price of the options under the 2000 plan is determined to be not less than 80% of the fair market value of the Company's Ordinary shares at the time of grant, and they usually expire after ten years from the date of grant. The 2000 plan expires on August 31, 2008, unless previously terminated or extended by the Board of Directors.

       Under the Company's 1995, 1997, 1998 and 2000 plans, the Company reserved for issuance 500,000, 2,200,000, 250,000 and 1,000,000 Ordinary shares, respectively. As of December 31, 2001, 261, 174,764, 100,833 and 302,532
       options, respectively, are still available for future grants under these plans. Any options, which are canceled or forfeited before expiration, become available for future grant.

    2. The balance of the options at December 31, 2001 is as follows:

                                                                   OPTIONS OUTSTANDING
                                                                --------------------------
                                                                               WEIGHTED
                                                   AVAILABLE    NUMBER OF      AVERAGE
                                                   FOR GRANT     OPTIONS    EXERCISE PRICE
                                                   ---------     -------    --------------
Balance as of January 1, 1999....................     676,295  1,775,039         1.62
    Additional stock option plans................     500,000      --            --
    Options granted (93 employees, 4 directors
      and 1 consultant)..........................    (693,933)   693,933         5.12
    Options exercised............................      --       (294,573)        1.57
                                                   ----------   ---------        ----
Balance as of December 31, 2000..................     482,362  2,174,399         1.98
    Additional stock option plans................   1,000,000      --            --
    Options granted (358 employees, 4 directors
      and 1 consultant)..........................  (1,069,900) 1,069,900         9.00
    Options exercised............................      --       (738,968)        1.71
    Options forfeited............................     102,132   (102,132)        5.80
                                                   ----------   ---------        ----
Balance as of December 31, 2000..................     514,594  2,403,199         5.69
    Options granted (29 employees and
      3 directors)...............................    (505,734)   505,734         5.051
    Options exercised............................      --       (225,835)        2.46
    Options forfeited............................     569,530   (569,530)        7.66
                                                   ----------   ---------        ----
Balance as of December 31, 2001..................     578,390  2,113,568         5.41
                                                   ----------   ---------        ----
                                                   ----------   ---------        ----

    The number of options exercisable as of December 31, 1999, 2000 and 2001 was 1,209,967, 951,212 and 1,095,851, respectively.

    The weighted average exercise price of options exercisable as of December 31, 1999, 2000 and 2001 is $1.65, $3.25 and $4.51, respectively.

                  NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                           U.S. DOLLARS IN THOUSANDS

    3. The options outstanding as of December 31, 2001 have been separated into ranges of exercise price, as follows:

                                                                                             WEIGHTED
                                     OPTIONS       WEIGHTED                    OPTIONS        AVERAGE
                                   OUTSTANDING      AVERAGE     WEIGHTED     EXERCISABLE     EXERCISE
                                      AS OF        REMAINING     AVERAGE        AS OF          PRICE
            RANGE OF              DECEMBER 31,    CONTRACTUAL   EXERCISE    DECEMBER 31,    OF OPTIONS
         EXERCISE PRICE               2001           LIFE         PRICE         2001        EXERCISABLE
         --------------               ----           ----         -----         ----        -----------
                                                    (YEARS)
1.00 - 1.50.....................      281,734        5.35          1.22         281,734         1.22
1.75 - 2.50.....................      211,500        5.78          2.13         201,166         2.11
2.75 - 3.50.....................      179,000        7.42          2.99          84,000         2.99
4.45 - 5.15.....................      299,000        9.51          4.44          20,000         4.67
5.50 - 6.125....................      282,667        5.97          5.51         205,979         5.50
6.313 - 6.938...................       13,150        9.16          6.54         --             --
7 - 7.875.......................      686,849        8.56          7.39         227,035         7.46
10.625 - 12.125.................       71,500        7.94         11.43          21,834        11.14
13 - 14.25......................       88,168        7.64         13.94          55,504           14
                                    ---------                     -----       ---------        -----
                                    2,113,568                      5.41       1,097,252         4.51
                                    ---------                     -----       ---------        -----
                                    ---------                     -----       ---------        -----

    4. Compensation expenses that have been recorded in the consolidated statements of income in 1999, 2000 and 2001 were $167, $152 and $0, respectively.

    5. Pro-forma information under SFAS 123:

    Pro-forma information regarding net income (loss) and net earnings (loss) per share is required by SFAS No. 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement. The fair value for these options was estimated at the date of grant, using the Black-Scholes Option Valuation Model, with the following weighted-average assumptions for 1999, 2000 and 2001: risk-free interest rates of 7%, 6% and 2%, respectively, dividend yields of 0% for each year, volatility factors of the expected market price of the Company's Ordinary shares of 0.59,
0.66 and 0.74, respectively, and a weighted average expected life of the option of 10 years for each year.

    Pro-forma information under SFAS No. 123 is as follows:

                                                             YEAR ENDED DECEMBER 31,
                                                            --------------------------
                                                             1999     2000      2001
                                                             ----     ----      ----
Net income (loss) as reported.............................  $7,175   $8,493   $ (7,216)
                                                            ------   ------   --------
                                                            ------   ------   --------
Pro-forma net income (loss)...............................  $6,443   $6,225   $(12,034)
                                                            ------   ------   --------
                                                            ------   ------   --------
Pro-forma basic earnings (loss) per share.................  $ 0.55   $ 0.47   $  (0.82)
                                                            ------   ------   --------
                                                            ------   ------   --------
Pro-forma diluted earnings (loss) per share...............  $ 0.51   $ 0.42   $  (0.82)
                                                            ------   ------   --------
                                                            ------   ------   --------

    6. Weighted-average fair values and exercise price of options on dates of grant are as follows:

                                                                 FOR EXERCISE PRICES ON THE DATE OF GRANT THAT
                                                     ----------------------------------------------------------------------
                                                                                                          ARE LESS THAN
                                                      EQUAL MARKET PRICE      EXCEED MARKET PRICE         MARKET PRICE
                                                     ---------------------   ----------------------   ---------------------
                                                     1999    2000    2001    1999     2000    2001    1999    2000    2001
                                                     ----    ----    ----    ----     ----    ----    ----    ----    ----
Weighted average exercise prices...................  $5.52   $8.99   $4.25   $4.09   $13.00   $6.87   $5.30   $8.50   $--
                                                     -----   -----   -----   -----   ------   -----   -----   -----   -----
                                                     -----   -----   -----   -----   ------   -----   -----   -----   -----
Weighted average fair value on grant date..........  $4.10   $7.04   $3.31   $2.90   $10.16   $5.29   $4.15   $6.64   $--
                                                     -----   -----   -----   -----   ------   -----   -----   -----   -----
                                                     -----   -----   -----   -----   ------   -----   -----   -----   -----

                  NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                           U.S. DOLLARS IN THOUSANDS

    f. Stock warrants and options to consultants:

    The Company's outstanding warrants as of December 31, 2001, are as follows:

                                       NUMBER OF
                                       WARRANTS    EXERCISE PRICE    WARRANTS       EXPIRATION
            ISSUANCE DATE               ISSUED       PER SHARE      EXERCISABLE        DATE
            -------------               ------       ---------      -----------        ----
    December 1997(1).................   400,000        $ 1.00          55,000     September -
                                                                                  December 2002
    January 2000(2)..................    15,000        $ 2.75          15,000     January 2004
    February 2000(3).................    25,000        $  4.5          25,000     February 2004
    September 2000(4)................    37,411        $13.36          37,411     September 2005
                                        -------                       -------
    Total number of warrants and
      options to consultants.........   477,411                       132,411
                                        -------                       -------
                                        -------                       -------

---------

(1) As part of a private offering, the Company issued warrants to the placement agent, Josephthal, to purchase 400,000 Ordinary shares of the Company or less if the cashless alternative, pursuant to the agreement, has been elected. In 2000, 345,000 of these warrants were exercised in consideration of $345.

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

    g. Dividends:

    In the event that cash dividends are declared in the future, such dividends will be paid in NIS. Dividend paid to shareholders outside Israel will be converted into dollars, on the basis of the exchange rate prevailing at the date of payment. The Company does not intend to pay cash dividends in the foreseeable future.

NOTE 16 -- TAXES ON INCOME

    a. Tax benefits under the Law for the Encouragement of Capital Investments, 1959 (the 'law'):

    Certain of the Company's production facilities have been granted the status of 'approved enterprise' under the law, under two separate investment plans.

    The implementation of the investments under the first and second plan was finalized in 1993 and 1998, respectively.

    According to the provisions of this law, the Company elected to enjoy 'alternative benefits' which provide tax benefits in exchange for waiver of grants. Accordingly, the Company's income from the approved enterprise will be tax-exempt for a period of two and four years for the first and second plan, respectively, commencing with the year it first earns taxable income. Based on the percentage of foreign ownership of the Company, income derived during the remaining periods of five and three years of benefits is taxable at the rate of 15% to 20%.

    The period of tax benefits detailed above is subject to limits of twelve years from the commencement of production, or fourteen years from receiving the approval, whichever is earlier. Given the abovementioned conditions, the period of benefits for the first and second plans commenced

                  NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                           U.S. DOLLARS IN THOUSANDS

in 1994 and 1999, respectively. The first plan terminated in 2000 and the second plan will terminate in 2006.

    The Company applied for a third plan under 'approved enterprise' status, an application which was approved by the Investment Center in 2000. The third plan entitles the Company for two years of tax-exempt income and a reduced tax rate of 15% to 20% for an additional five years period. The period of tax benefits for the third plan has not yet been determined.

    The entitlement to the above benefits is conditional upon the Company's fulfilling the conditions stipulated by the above law, regulations published thereunder and the instruments of approval for the specific investments in 'approved enterprises'. In the event of failure to comply with these conditions, the benefits may be canceled and the Company may be required to refund the amount of the benefits, in whole or in part, including interest. As of the balance sheet date, the Company complies with all these conditions.

    The tax-exempt profits earned by the Company's 'approved enterprise' can be distributed to shareholders, without imposing a tax liability on the Company, only upon the complete liquidation of the Company. The retained tax-exempt profits as of December 31, 2001 are approximately $ 25,934 . If these retained tax-exempt profits are distributed in a manner other than upon the complete liquidation of the Company, they would be taxed at the corporate tax rate applicable to such profits as if the Company had not elected the alternative tax benefits (currently -- 15% to 20% for an 'approved enterprise' based on the percentage of foreign ownership of the Company) and an income tax liability of approximately $ 5,187 would be incurred.

    The Company has decided to permanently invest the tax exempt income resulting from the 'approved enterprise' status and not to distribute such income as dividends. Accordingly, no deferred income taxes have been provided in respect of said tax exempt income.

    The law also entitles the Company to claim accelerated rates of depreciation on equipment used by the 'approved enterprise' during five tax years.

    Income from sources other than the 'approved enterprise' during the periods of benefits, will be taxable at the statutory rate of 36%.

    b. Measurement of results for tax purposes under the Income Tax Law (Inflationary Adjustments), 1985:

    Results for tax purposes are measured in terms of earnings in NIS after certain adjustments for increases in the Israeli Consumer Price Index ('CPI'). As explained in Note 2b, the financial statements are measured in U.S. dollars. The difference between the annual change in the Israeli CPI and in the NIS/dollar exchange rate causes a difference between taxable income and the income before taxes shown in the financial statements. In accordance with paragraph 9(f) of SFAS No. 109, the Company has not provided deferred income taxes in respect of the difference between the reporting currency and the tax bases of assets and liabilities.

    c. Tax benefits under the Law for the Encouragement of Industry (Taxation), 1969:

    The Company is an 'industrial company', as defined by this law and, as such, is entitled to claim accelerated rates of depreciation, in accordance with regulations published under the inflationary adjustments law. The Company is also entitled to deduct the offering expenses and patent amortization costs from its taxable income in three and eight equal annual installments, respectively.

                  NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                           U.S. DOLLARS IN THOUSANDS

    d. Theoretical tax expense:

    A reconciliation of the theoretical tax expense, assuming all income is taxed at the statutory rate applied to corporations in Israel and the actual tax expense, is as follows:

                                                              YEAR ENDED DECEMBER 31,
                                                            ---------------------------
                                                             1999      2000      2001
                                                             ----      ----      ----
Theoretical tax expense (tax benefit) computed at the rate
  of 36%..................................................  $ 2,853   $ 3,669   $(2,722)
Increase (decrease) in taxes:
    Approved enterprise(1)................................   (1,274)   (3,226)    1,498
    Reduced statutory tax rate of a subsidiary............    --       (3,232)   (5,886)
    Non-deductible expenses and other.....................      118       313       207
    Carryforward loss, generated during the year for which
      a valuation allowance was provided..................      522     3,917     6,943
    Utilization of operating carryforward tax losses from
      prior years.........................................   (1,421)     (197)     (231)
                                                            -------   -------   -------
Actual tax expense (tax benefit)..........................  $   798   $ 1,244   $  (191)
                                                            -------   -------   -------
                                                            -------   -------   -------
---------
(1) Basic net earnings (loss) per share amounts of the tax
    benefits resulting from the 'approved enterprise'
    benefits..............................................  $  0.11   $  0.25   $ (0.10)
                                                            -------   -------   -------
                                                            -------   -------   -------
  Diluted net earnings (loss) per share amounts of the tax
  benefits resulting from the 'approved enterprise'
  benefits................................................  $  0.10   $  0.22   $ (0.10)
                                                            -------   -------   -------
                                                            -------   -------   -------

e. Taxes on income (benefit) included in the statements of operations:
    Current:
        Domestic..........................................  $ 1,132   $   474   $ --
        Foreign...........................................      533       744       472
                                                            -------   -------   -------
                                                            $ 1,665   $ 1,218   $   472
                                                            -------   -------   -------
                                                            -------   -------   -------
    Deferred:
        Domestic..........................................  $  (531)  $    26   $  (656)
        Foreign...........................................     (336)    --            7
                                                            -------   -------   -------
                                                            $  (867)  $    26   $  (663)
                                                            -------   -------   -------
                                                            -------   -------   -------
                                                            $   798   $ 1,244   $  (191)
                                                            -------   -------   -------
                                                            -------   -------   -------

                  NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                           U.S. DOLLARS IN THOUSANDS

    f. Deferred income taxes:

    Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company and its subsidiaries' deferred tax assets are as follows:

                                                              DECEMBER 31,
                                                            -----------------
                                                             2000      2001
                                                             ----      ----
Net operating losses and deductions carryforward..........  $ 5,188   $10,271
Others....................................................      148       300
                                                            -------   -------
Net deferred tax assets before valuation allowance........    5,336    10,571
                                                            -------   -------
Valuation allowance(1)....................................   (4,453)   (9,025)
                                                            -------   -------
Net deferred tax assets...................................  $   883   $ 1,546
                                                            -------   -------
                                                            -------   -------
Domestic..................................................  $   883   $ 1,546
Foreign...................................................    --        --
                                                            -------   -------
                                                            $   883   $ 1,546
                                                            -------   -------
                                                            -------   -------
Presented as follows:
    Current assets........................................  $   658   $ --
    Long-term assets......................................      225     1,546
                                                            -------   -------
                                                            $   883   $ 1,546
                                                            -------   -------
                                                            -------   -------

---------

(1) The Company and its subsidiaries have provided valuation allowances in respect of deferred tax assets resulting from tax losses carryforward and other temporary differences. Due to history of losses of these subsidiaries management believes it is more likely than not that deferred tax regarding the losses carryforward and other temporary differences will not be realized.

    g. Carryforward tax losses and deductions:

    As of December 31, 2001, the Company had available deductions aggregating to $1,230. In addition, the Company has capital losses for tax purposes of approximately $1,053, which will expire in the year 2002 and can be offset against capital gains for tax purposes.

    Utilization of the U.S. net operation losses may be subject to substantial annual limitation due to the 'change in ownership provision of the Internal Revenue code of 1986' and similar state provision. The annual limitation may result in the expiration of net operating losses before utilization.

    NUR Asia Pacific and NUR Shanghai had available carryforward losses as of December 31, 2001 aggregating to approximately $7,300, which have no expiration date. Additional carryforward losses of NUR America and Salsa Digital Printers, in the amount of $6,560, which are located in the U.S., will expire in 2020.

    As of December 31, 2001 NUR Europe and NUR Media Solutions had available carryforward losses aggregating to approximately $10,375, which have no expiration date.

    h. Income (loss) before income taxes consists of the following:

                                                             YEAR ENDED DECEMBER 31,
                                                           ---------------------------
                                                            1999      2000      2001
                                                            ----      ----      ----
Domestic.................................................  $10,318   $10,275   $(6,238)
Foreign..................................................   (2,392)      (84)   (1,323)
                                                           -------   -------   -------
                                                           $ 7,926   $10,191   $(7,561)
                                                           -------   -------   -------
                                                           -------   -------   -------

                  NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                           U.S. DOLLARS IN THOUSANDS

NOTE 17 -- CUSTOMERS AND GEOGRAPHIC INFORMATION

    The Company manages its business on a basis of one reportable segment. See
Note 1a for a brief description of the Company's business.

    This data is presented in accordance with Statement of Financial Accounting Standard No. 131 ('SFAS No 131'), 'Disclosures about Segments of an Enterprise and Related Information'.

    The following presents total revenues for the years ended December 31, 1999, 2000 and 2001 based on the end customers' location and long-lived assets as of December 31, 1999, 2000 and 2001:

                                    1999                    2000                    2001
                            ---------------------   ---------------------   ---------------------
                             TOTAL     LONG-LIVED    TOTAL     LONG-LIVED    TOTAL     LONG-LIVED
                            REVENUES     ASSETS     REVENUES     ASSETS     REVENUES     ASSETS
                            --------     ------     --------     ------     --------     ------
Israel....................  $   600      $1,093     $  1,856    $ 1,554     $  1,873    $ 4,187
Asia......................    9,995         389       26,223        609       33,830      1,224
America...................   24,325         453       47,780      7,298       38,959      8,611
Europe....................   21,448       1,010       41,289     13,787       41,757     13,030
Others....................    4,351       --           4,776      --           3,958      --
                            -------      ------     --------    -------     --------    -------
                            $60,719      $2,945     $121,924    $23,248     $120,377    $27,052
                            -------      ------     --------    -------     --------    -------
                            -------      ------     --------    -------     --------    -------

    Total revenues from external customers divided on the basis of the Company's product lines are as follows:

                                                            YEAR ENDED DECEMBER 31,
                                                         -----------------------------
                                                          1999       2000       2001
                                                          ----       ----       ----
Printers...............................................  $33,474   $ 79,521   $ 65,265
Ink....................................................   14,044     24,101     31,390
Printed materials......................................    2,460      --         --
Substrates.............................................    7,274     12,013     12,539
Others.................................................    3,467      6,289     11,183
                                                         -------   --------   --------
                                                         $60,719   $121,924   $120,377
                                                         -------   --------   --------
                                                         -------   --------   --------

    Major customer data as a percentage of total revenues:

    The Company does not have any major customer that represents 10% or more of the consolidated revenues.

NOTE 18 -- SELECTED STATEMENTS OF OPERATIONS DATA

    a. Research and development expenses, net:

                                                             YEAR ENDED DECEMBER 31,
                                                            --------------------------
                                                             1999     2000      2001
                                                             ----     ----      ----
Research and development expenses(1)......................  $5,530   $15,077   $10,883
Less -- participation of the Israeli and Belgian
  governments in research and development projects........     721       451       649
                                                            ------   -------   -------
                                                            $4,809   $14,626   $10,234
                                                            ------   -------   -------
                                                            ------   -------   -------

---------

(1) Including write-off of in process research and development resulting from the acquisition of Salsa Group in the amount of $4,300 for the year ended December 31, 2000.

                  NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                           U.S. DOLLARS IN THOUSANDS

    b. Selling and marketing expenses, net:

                                                             YEAR ENDED DECEMBER 31,
                                                            --------------------------
                                                             1999     2000      2001
                                                             ----     ----      ----
Selling and marketing expenses............................  $9,885   $17,385   $18,665
Less -- participation of the Fund for the Encouragement of
  Marketing Activity......................................     400     --        --
                                                            ------   -------   -------
                                                            $9,485   $17,385   $18,665
                                                            ------   -------   -------
                                                            ------   -------   -------

    c. Financial expenses, net:

                                                              YEAR ENDED DECEMBER 31,
                                                            ---------------------------
                                                             1999      2000      2001
                                                             ----      ----      ----
Expenses:
    Interest on short-term bank credit and charges........  $  (461)  $(1,024)  $(1,364)
    Interest on long-term loans...........................      (92)     (581)   (1,368)
    Foreign currency translation differences..............     (659)   (1,353)   (1,630)
                                                            -------   -------   -------
                                                             (1,212)   (2,958)   (4,362)
                                                            -------   -------   -------
Income:
    Interest on bank deposits and other...................       86       163       365
    Gain on marketable securities.........................       67     --        --
    Foreign currency translation differences..............      443     1,372       661
                                                            -------   -------   -------
                                                                596     1,535     1,026
                                                            -------   -------   -------
                                                            $  (616)  $(1,423)  $(3,336)
                                                            -------   -------   -------
                                                            -------   -------   -------

    d. The following table sets forth the reconciliation of basic and diluted net earnings per share:

                                                               YEAR ENDED DECEMBER 31,
                                                         -----------------------------------
                                                          1999          2000          2001
                                                          ----          ----          ----
Numerator:
    Net earnings (losses) available to
      shareholders of ordinary shares............        $7,175        $8,493        $(7,216)
                                                         ------        ------        -------
                                                         ------        ------        -------
    Numerator for diluted net earnings (losses)
      per share -- earnings available to
      shareholders of Ordinary shares............        $7,175        $8,493        $(7,216)
                                                         ------        ------        -------
                                                         ------        ------        -------
Denominator:
    Weighted average number of ordinary shares
      (denominator for basic net earnings (loss)
      per share).................................        11,181,137    13,150,110    14,655,048
Effect of dilutive securities:
    Employee and non-employee stock options and
      warrants...................................         1,541,46      1,643,21          --*
                                                         ---------     ---------    ----------
Denominator for diluted net earnings (loss) per
  share..........................................       12,722,600    14,793,327    14,655,048
                                                        ----------    ----------    ----------
                                                        ----------    ----------    ----------

---------

*  antidilutive.

NOTE 19 -- SUBSEQUENT EVENTS (UNAUDITED)

    a. On January 17, 2002, the Company effected a private offering of its securities in which the Company issued 2,333,333 Ordinary shares of NIS 1 par value each in consideration of $3 per Ordinary share.

                  NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                           U.S. DOLLARS IN THOUSANDS

    In addition, as part of the share purchase agreement, the Company issued to the investors warrants exercisable into an aggregate of 612,500 Ordinary shares.

    The total consideration for the private offering amounted to $7,000 (net of issuance expenses at the amount of $359).

    b. On February 12, 2002, pursuant to the rescheduling agreement signed with banks, the company issued to the banks 120,000 warrants. The warrants are exercisable into 120,000 of the Company's Ordinary shares of 1 NIS par value each for an exercise price of $5 per warrant.

    c. On February 12, 2002, the Company's board of directors approved to increase the number of options available for grant under the 2000 stock option plan by 1,000,000 options.

    d. In May 2002, the Company announced that it had commenced offering option holders the right to cancel and exchange certain stock options granted to them under the Company's 1995, 1997 and 2000 Stock Option Plans. The exchange offer expired on June 15, 2002 and resulted in the cancellation of 1,245,316 options with varying exercise price. The new options will be granted six months and one day from the date of cancellation of the old options.

                                 EXHIBIT INDEX

B. EXHIBITS

NUMBER                         DESCRIPTION
------                         -----------
 3.1   -- Memorandum of Association of the Registrant, in Hebrew
          with a translation to English(1)
 3.2   -- Amended and Restated Articles of Association of the
          Registrant(10)
 3.3   -- Certificate of Name Change(2)
 4.1   -- Specimen Certificate for ordinary shares(1)
 4.2   -- Representative's Warrant Agreement dated October 12,
          1995(1)
 4.3   -- Form of Representative's Warrant Certificate(1)
 4.4   -- Forms of Placement Agent's Warrant Agreement and
          Certificate(3)
 4.5   -- Forms of Qualified Independent Underwriter's Warrant
          Agreement and Certificate(3)
 4.6   -- Form of Warrant Agreement between the Registrant and
          Barak Zamir, Advocates(4)
 4.7   -- Form of Share and Warrant Purchase Agreement dated
          January 17, 2002 between the Registrant and The Investment
          Corp. of United Mizrahi Bank Ltd.
 4.8   -- Form of Warrant Agreement dated January 17, 2002 between the Registrant and The Investment Corp. of United Mizrahi
          Bank Ltd.
 4.9   -- Form of Registration Rights Agreement dated January 17,
          2002 between the Registrant and The Investment Corp. of
          United Mizrahi Bank Ltd.
 4.10  -- Form of Warrant Agreement dated February 12, 2002 between the Registrant and Bank Hapoalim B.M.
 4.11  -- Form of Registration Rights Agreement dated February 12,
          2002 between the Registrant and Bank Hapoalim B.M.
 4.12  -- Form of Warrant Agreement dated February 12, 2002 between the Registrant and Bank Leumi le-Israel Ltd.
 4.13  -- Form of Registration Rights Agreement dated February 12,
          2002 between the Registrant and Bank Leumi le-Israel Ltd.
10.1   -- 1995 Israel Stock Option Plan (previously referred to in
          Company filings as the 1995 Flexible Stock Incentive Plan
          or the 1995 Stock Option/Stock Purchase Plan)(1)
10.2   -- Amendment to the 1995 Israel Stock Option Plan(3)
10.3   -- 1997 Stock Option Plan(5)
10.4   -- 1998 Non-Employee Director Share Option Plan(6)
10.5   -- 2000 Stock Option Plan(11)
10.6   -- Lease Agreement for office space in Brussels, Belgium
          between Nivellease, S.A. and the Registrant dated November
          26, 1996(3)
10.7   -- Lease Agreement for office space in Newton Centre,
          Massachusetts between WHTR Real Estate Limited Partnership and the Registrant dated July 10, 1998(3)
10.8   -- Distribution Agreement between Imaje S.A. and the
          Registrant dated June 26, 1995(1)
10.9   -- Settlement Agreements relating to Moshe Nur and his
          affiliated companies(3)
10.10  -- Bank Hapoalim Loan Agreements
10.11  -- Bank Hapoalim Rescheduling Loan Agreement dated
          February 10, 2002
10.12  -- Bank Leumi le-Israel Loan Agreements
10.13  -- Bank Leumi le-Israel Rescheduling Loan Agreement dated
          February 11, 2002
10.14  -- Form of confidentiality agreement(3)
10.15  -- The Founders Agreement dated September 30, 1999 among
          Gera Eiron, Ogen Dialogix Ltd. and the Registrant(10)
10.16  -- Assembly Agreement dated October 4, 1999 between NUR Pro
          Engineering and the Registrant(10)
10.17  -- Lod Lease Agreement between A. Barzilai Investments and
          Assets Ltd. and Kamim Investments and Assets Ltd. and the
          Registrant(10)
10.18  -- Asset Purchase Agreement dated May 17, 2000 by and among
          Salsa Digital, Ltd., Signtech Japan, Ltd., Salsa Digital
          DO Brasil, Ltda., Salsa Digital (Guangzhou) Ltd., Salsa
          Dubai Corp., Salsa Technology Pte Ltd., as sellers, and
          NUR Macroprinters Ltd., Salsa Digital Printing Ltd. and
          Nur Hungary Trading and Software Licensing Limited
          Liability Company, as puchasers(8)
10.19  -- Amendment No. 1 to Asset Purchase Agreement dated as of
          June 30, 2000(9)

NUMBER                         DESCRIPTION
------                         -----------
10.20  -- Master Remarketing Agreement dated July 20, 2001 by and between NUR America and CVF Vendor Finance, Inc.
10.21  -- Lease Agreement dated July 1, 2001 by and between RAM
          Global, Ltd. and Salsa Digital Printers
21.1   -- List of Subsidiaries of the Registrant
23.1   -- Consent of Kost Forer & Gabbay (S-8)
23.2   -- Consent of Kost Forer & Gabbay (F-3)

---------

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

(10) Previously filed with NUR's Form 20-F for the year ended December 31, 2000 and incorporated by reference herein.

(11) Previously field with NUR's Schedule TO-I (File No. 5-56015) on May 16, 2002 and incorporated by reference herein.


                             STATEMENT OF DIFFERENCES
                             ------------------------

The trademark symbol shall be expressed as..............................   'TM'
The section symbol shall be expressed as................................   'SS'
The degree symbol shall be expressed as.................................    [d]