Form 20-F
period 2002-12-31
NUR MACROPRINTERS LTD
filed 2003-05-15
CIK 946394

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 OR

For the fiscal year ended December 31, 2002

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

ordinary shares,
NIS 1.0 par value
Title of Class

             Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of December 31, 2002:

ordinary shares,
NIS 1.0 par value, 17,155,859 shares
Title of Class    Number of Shares

             Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes☒	No☐

             Indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18☒

             In addition to historical information, this annual report on Form 20-F contains forward-looking statements. The forward-looking statements contained herein are subject to certain risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Factors that might cause such difference include, but are not limited to, those discussed in "ITEM 3: Key Information—Risk Factors" and "ITEM 5: Operating and Financial Review and Prospects." Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management's analysis as of the date hereof. We undertake no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof. In addition to the disclosure contained herein, readers should carefully review any disclosure of risks and uncertainties contained in other documents that we file from time to time with the Securities and Exchange Commission.

PART I

ITEM 1: Identity of Directors, Senior Management and Advisors

Not Applicable.

ITEM 2: Offer Statistics and Expected Timetable

Not Applicable.

ITEM 3: Key Information

Not Applicable except ITEMS 3.A and 3.D, which are detailed below.

Selected Financial Data

Consolidated Statements of Operations
(in thousands of U.S. Dollars except per share and share data)

	2000(1)(2)	2001(4)	2002(5)
Revenues:
Sales of printers and related products	$121,924	$120,377	$85,255

	121,924	120,377	85,255

Cost of revenues:
Cost of sales of printers and related	64,107	71,928	57,360
products
Inventory write-off	-	3,989	975

	64,107	75,917	58,335

Gross profit	57,817	44,460	26,920

Research and development expenses	15,077	10,883	9,191
Less royalty-bearing grants	451	649	1,449

Research and development expenses, net	14,626	10,234	7,742

Selling and marketing expenses, net	17,385	18,665	12,744
General and administrative:
Ongoing expenses	12,765	13,321	11,953
Doubtful debt expenses resulting from relocation of operations	-	-	2,881
Amortization and impairment of goodwill	265	572	3,836
Amortization and impairment of
technology and other intangible assets	1,187	2,332	9,049
Restructuring charges	-	3,237	1,300
Total operating expenses	31,602	38,127	41,763

Operating income (loss)	11,589	(3,901)	(22,585)
Financial expenses, net	(1,423)	(3,336)	(1,322)
Other income (expenses), net	25	(324)	(124)

Income (loss) before taxes on income	10,191	(7,561)	(24,031)
Taxes on income (tax benefit)	1,244	(191)	34

Income (loss) after taxes on income	8,947	(7,370)	(24,065)
Minority interest in earnings of a	-	-	-
subsidiary
Equity in gains (losses) of affiliates, net (3)	(454)	154	-

Net income (loss)	$8,493	$(7,216)	$(24,065)

Basic net earnings (loss) per share	$0.65	$(0.49)	$(1.42)

Diluted net earnings (loss) per share	$0.57	$(0.49)	$(1.42)

Weighted average number of shares used
in computing basic net earnings (loss)
per share	13,150,110	14,655,048	17,005,606

Weighted average number of shares used in
computing diluted net earnings (loss)
per share	14,793,327	14,655,048	17,005,606

(1)	Represents financial information for NUR together with our subsidiaries NUR Media Solutions, NUR America, NUR Europe, NUR Shanghai, NUR Asia Pacific, Salsa Digital Printers, NUR Hungary Trading and Software Licensing Limited Liability Company, NUR DO Brazil Ltda., Encre Consumables B.V, and NUR Japan.

(2)	In July 2000, we purchased substantially all of the assets and assumed specified liabilities of Salsa Digital, Ltd. and related entities. As part of the asset purchase transaction, we also acquired all of the outstanding capital stock of NUR Japan.

(3)	Represents equity in Stillachem and NUR Pro Engineering. In May 2001, we purchased the remaining 49.9% of Stillachem. We previously owned 50.1% of this subsidiary. Stillachem's activities have been merged in to Salsa Digital Printers and NUR Media Solutions. Stillachem was dissolved in March 2003.

(4)	Represents financial information for NUR together with our subsidiaries NUR Media Solutions, NUR America, NUR Europe, NUR Shanghai, NUR Asia Pacific, Salsa Digital Printers, NUR Hungary Trading and Software Licensing Limited Liability Company, NUR DO Brazil Ltda., Encre Consumables B.V, NUR Japan and Stillachem (last eight months).

(5)	Represents financial information for NUR together with our subsidiaries NUR Media Solutions, NUR America, NUR Europe, NUR Shanghai, NUR Asia Pacific, Salsa Digital Printers, NUR Hungary Trading and Software Licensing Limited Liability Company, NUR DO Brazil Ltda., Encre Consumables B.V, NUR Japan and Stillachem.

Consolidated Balance Sheet Data
(in thousands of U.S. Dollars)

	2000(1)(2)	2001(3)(4)	2002(5)
Working capital	$ 55,186	$ 41,934	$ 36,711
Total assets	$120,006	$111,096	$ 87,895
Total liabilities	$ 72,081	$ 70,099	$ 64,735
Total shareholders' equity	$ 47,925	$ 40,997	$ 23,160

(1)	Represents financial information for NUR together with our subsidiaries NUR Media Solutions, NUR America, NUR Europe, NUR Shanghai, NUR Asia Pacific, Salsa Digital Printers, NUR Hungary Trading and Software Licensing Limited Liability Company, NUR DO Brazil Ltda., Encre Consumables B.V and Nur Japan.

(2)	In July 2000, we purchased substantially all of the assets and assumed specified liabilities of Salsa Digital, Ltd. and related entities. As part of the transaction, we also acquired all of the outstanding capital stock of Nur Japan.

(3)	Represents financial information for NUR together with our subsidiaries NUR Media Solutions, NUR America, NUR Europe, NUR Shanghai, NUR Asia Pacific, Salsa Digital Printers, NUR Hungary Trading and Software Licensing Limited Liability Company, NUR DO Brazil Ltda., Encre Consumables B.V., NUR Japan and Stillachem (last eight months).

(4)	In May 2001, we purchased the remaining 49.9% of Stillachem. We previously owned 50.1% of this subsidiary. Stillachem's activities have been merged in to Salsa Digital Printers and NUR Media Solutions. Stillachem was dissolved in March 2003.

(5)	Represents financial information for NUR together with our subsidiaries NUR Media Solutions, NUR America, NUR Europe, NUR Shanghai, NUR Asia Pacific, Salsa Digital Printers, NUR Hungary Trading and Software Licensing Limited Liability Company, NUR DO Brazil Ltda., Encre Consumables B.V., NUR Japan and Stillachem.

Risk Factors

        Investing in our securities is very risky. You should be able to bear a complete loss of your investment. To understand the level of risk, you should carefully consider the following risk factors, as well as the other information found in this form.

        We depend on a few key products in a business subject to rapid technological change. We are highly dependent upon the sale of our principal products — the NUR Fresco printers and the NUR Salsa printers. Rapid changes in technology, customer preferences and evolving industry standards continue to characterize the market for our printers. Our future financial performance will depend upon our ability to update our current products and develop and market new products to keep pace with technological advances in the industry. During 2000, 2001 and 2002, we invested approximately $15.0 million, $10.9 million and $9.2 million, respectively, in research and development projects, of which, in 2000, $4.3 million was related to the Salsa Digital asset purchase transaction that caused a one-time write-off assigned to research and development. Although we plan to continue to invest in research and development, our business could seriously suffer if we fail to anticipate or respond adequately to changes in technology and customer preferences, or if our products are delayed in their development or introduction. We cannot assure you that we will successfully develop any new products. If our competitors introduce new products, the sales of our existing products and our financial results could be harmed.

        We currently have no commitments for additional financing. We have incurred operating losses during the last several quarters. As a result, we will need additional funds if we seek to expand our operations or if we do not meet our expected revenues in future quarters. If we are unable to raise funds through public or private financing of debt or equity, we will be unable to increase expenditures that could ultimately improve our financial results, such as research and development or the production and marketing of our products. The amount of money we may need depends on numerous factors, including the success of our marketing and customer service efforts, our research and development activities and the demand for our products and services. We currently have no commitments for additional financing. We cannot guarantee that additional financing will be available or that, if available, will be obtained on terms we find favorable.

        We must comply with covenants concerning our long-term bank loans. If we do not meet certain covenants provided for in our long-term loan agreements with Bank Hapoalim B.M (“Bank Hapoalim”) and Bank Leumi Le Israel Ltd. (“Bank Leumi”), we may be required by the banks to immediately repay our long-term debts. In February 2002, we signed an amendment to our long-term loan agreements with Bank Hapoalim and Bank Leumi providing for the rescheduling of the repayment dates of the remaining outstanding borrowings. Under the rescheduling agreements, we undertook, among other things, to maintain four financial ratios. During 2002, we failed to meet some of these financial ratios as a result of a decrease in our revenues. The banks have agreed in writing not to act upon their contractual rights pursuant to the defaults mentioned above. Moreover, in March 2003, the banks agreed to further amend three of these four financial ratios. We believe that the amendment of the financial ratios will allow a better alignment between the financial ratios and our current business plan. However, there can be no assurance that we will be able to comply with the bank covenants. Our failure to comply with the bank agreements could have a material adverse effect on our business and financial results. For more information see “ITEM 10.C: Material Contracts.”

        We depend on sole source suppliers for the inkjet printheads for our printers. We currently purchase all of the inkjet printheads used in our NUR Blueboard, NUR Fresco and NUR Salsa printers from sole suppliers. If any of these sole suppliers experience problems that result in production delays, our sales to new customers and existing customers that rely on our inkjet components to operate their printers could be hurt. Production delays could result from fire, flood or other casualty, work stoppages, production problems or other unforeseen circumstances. Although we have not experienced any major production delays to date, there can be no assurance that such delays will not occur in the future. Because the success of our business depends on the sale of our printers, supply problems could have a material adverse effect on our financial results. Also, if any of our sole suppliers reduce or change the credit or payment terms they extend to us, our business could also be harmed.

        We rely on subcontractors to help us manufacture our products. We employ a limited number of unaffiliated subcontractors to manufacture components for our printers. For example, components for our NUR Salsa printers are manufactured mainly by an unaffiliated subcontractor. In addition, the assembly of our NUR Blueboard and NUR Fresco printers is currently conducted by NUR Pro Engineering, an affiliate of NUR. To date, we have been able to obtain adequate supplies of the components and raw materials necessary to produce our printers and we have not had any material supply problems with our subcontractors. Because we rely on subcontractors, however, we cannot be sure that we will be able to maintain an adequate supply of components or products. Moreover, we cannot be sure that any of the components we purchase will satisfy our quality standards and be delivered on time. Our business could suffer if we fail to maintain our relationships with our subcontractors or fail to develop alternative sources for our printer components. We cannot guarantee that we will develop alternative sources of production for our products.

        The market for our printers is very competitive. The printing equipment industry is extremely competitive and many of our competitors may have greater management, financial, technical, manufacturing, marketing, sales, distribution and other resources than we do. We compete against several companies that market digital printing systems based on electrostatic, drop-on-demand and continuous drop-on-demand inkjet, airbrush and other technologies. Two of our principal competitors in the wide format digital printing arena are Vutek and Scitex Vision Ltd. In the market for printers utilizing UV curable ink our main competition are Durst Phototechnik, Inca Digital Printers, Leggett and Platt Digital Technologies and Zund. These companies have introduced products that will compete with the NUR Tempo upon its commercial release. We have also witnessed the recent growth of a local Chinese market where approximately 15 local competitors are developing, manufacturing and selling inexpensive printers, mainly to the local Chinese market. These Chinese manufacturers have also begun penetrating the international market. Our ability to compete depends on factors both within and outside of our control, including the performance and acceptance of our current printers and any products we develop in the future. We also face competition from existing conventional wide format and super wide format printing methods, including hand painting, screen printing and offset printing. Our competitors could develop new products, with existing or new technology, that could be more competitive in our market than our printers. We cannot assure you that we can compete effectively with any such products.

        We face strong competition in the market for printing supplies. We also compete with independent manufacturers in the market for printer supplies. In 2000, 2001 and 2002, ink sales accounted for 20.0%, 26.1% and 25.7% of our total sales, respectively. We cannot guarantee that we will be able to remain the exclusive or even principal ink manufacturer for our printers. We also operate in the substrate business, which is also highly competitive and characterized by a large number of suppliers worldwide. In 2000, 2001 and 2002, substrate sales accounted for 9.9%, 10.4% and 12.2% of our total sales, respectively. We cannot assure you that we will be able to compete effectively or achieve significant revenues in the substrate business.

        We depend on our executive officers and other key employees. Our success depends to a significant extent upon the contributions of key personnel, and especially our executive officers. Our business could seriously suffer if one or more of our key personnel were to leave our company. In addition, we do not have, and do not contemplate getting, “key-man” life insurance for any of our key employees. Our future success will also depend in part on our continuing ability to attract highly qualified employees. We cannot assure our continued success in attracting or retaining highly qualified personnel.

        We rely on trade secrets, licenses and patents to protect our proprietary rights. We rely on a combination of trade secrets, licenses, patents and non-disclosure and confidentiality agreements to establish and protect our proprietary rights in our products. We cannot guarantee that our existing patents or any future patents will not be challenged, invalidated, or circumvented, or that our competitors will not independently develop or patent technologies that are substantially equivalent or superior to our technology. We cannot be sure that we will receive further patent protection in Israel, the United States, or elsewhere, for existing or new products or applications. Even if we do secure further patent protection, we cannot guarantee it will be effective. Also, although we take precautionary measures to protect our trade secrets, we cannot guarantee that others will not acquire equivalent trade secrets or steal our exclusive technology. For example, in some countries, meaningful patent protection is not available. We are not aware of any infringement claims against us involving our proprietary rights. Third parties may assert infringement claims against us in the future, however, and the cost of responding to such assertions, regardless of their validity, could be significant. In addition, such claims could be found to be valid and result in large judgments against us. Even if such claims are not valid, the cost to protect our patent rights could be substantial.

        We may be subject to environmental related liabilities due to our use of hazardous materials such as methyl ethyl-ketone solvent. We mix the ink used in some of our printers with a methyl ethyl-ketone solvent. Methyl ethyl-ketone solvent is a hazardous substance and is subject to various government regulations relating to its transfer, handling, packaging, use and disposal. We store the ink at warehouses in Europe, the United States and Israel, and a shipping company ships it at our direction. We face potential responsibility for problems that may arise when we ship the ink to customers. We believe that we are in material compliance with all applicable environmental laws and regulations. If we fail to comply with these laws or an accident involving our ink waste or methyl ethyl-ketone solvent occurs, however, then our business and financial results could be harmed.

        We rely on government grants, tax benefits and other funding from third parties. We benefit from certain Israeli and Belgian Government programs and tax legislation principally related to research and development grants and capital investment incentives. Our operations could be adversely affected if these funding programs and tax benefits are reduced or eliminated and not replaced with equivalent benefits, or if our ability to meet the conditions to benefit from such funding programs and tax benefits were significantly reduced. We cannot assure you that favorable tax legislation will continue in the future or that the available benefits will not be reduced or that we will continue to meet the conditions to benefit from such programs and legislation.

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

        Political instability in Israel may disrupt important operations and our business. Some of our facilities, operations and subcontractors are located in the State of Israel. Although most of our sales are currently made to customers outside of Israel, we are nonetheless directly influenced by the political, economic and military conditions affecting Israel. Our business could be harmed by any major hostilities involving Israel, the interruption or curtailment of trade between Israel and its trading partners, or a significant downturn in the economic condition of Israel. The prospect of peace in the Middle East is uncertain and has recently deteriorated due to violent conflicts between Israelis and Palestinians. Furthermore, several countries restrict business with Israeli companies. We could be adversely affected by further setbacks to the peace process or by restrictive laws or policies directed toward Israel or Israeli businesses. In addition, all nonexempt male adult citizens of Israel, including some of our officers and employees, are obligated to perform military reserve duty and are subject to being called for active duty under emergency circumstances. While we have operated effectively under these requirements since our incorporation, we cannot predict the full impact of such conditions on us in the future, particularly if emergency circumstances occur. If many of our employees are called for active duty, our operations in Israel may be slowed and our business may be harmed. Finally, recent political turmoil, including the war in Iraq and current unrest and violence in Israel, can be expected to put pressure on economic conditions worldwide.

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

        Our stock price may be volatile. Our ordinary shares have experienced substantial price volatility, particularly as a result of variations between our anticipated and actual financial results, the published expectations of analysts, and announcements by our competitors and us. In addition, the stock market has experienced extreme price and volume fluctuations that have negatively affected the market price of many technology and manufacturing companies, in particular, and that have often been unrelated to the operating performance of these companies. These factors, as well as general economic and political conditions, may materially adversely affect the market price of our ordinary shares in the future. Additionally, volatility or a lack of positive performance in our stock price may adversely affect our ability to retain key employees, all of whom have been granted stock options.

        We are not in compliance with The Nasdaq National Market standards. In November 2002, we received a compliance notice from The Nasdaq Stock Market, Inc., stating that, for a period of 30 consecutive trading days, our ordinary shares closed below the minimum bid price of $1.00 per share as required for continued listing on The Nasdaq National Market. In accordance with Nasdaq’s Marketplace Rules, we had until May 5, 2003 to regain compliance with Nasdaq’s continued listing requirements. We have been unable to demonstrate compliance with the continued listing requirements and, accordingly, have applied to transfer our securities to the Nasdaq SmallCap Market.

        We may not successfully transition to The Nasdaq SmallCap Market. Although we have applied to transfer our ordinary shares to The Nasdaq SmallCap Market, our ordinary shares may fail to be approved for quotation on The Nasdaq SmallCap Market and any trading in our ordinary shares would thereafter be conducted in the over-the-counter market on the NASD’s OTC Electronic Bulletin Board or in the “pink sheets.”

        As a result of our ordinary shares being removed from quotation on The Nasdaq National Market or The Nasdaq Small-Cap Market, the liquidity of our ordinary shares could be reduced and the coverage of our ordinary shares by securities analysts and the media could be reduced, which could result in lower prices for the ordinary shares than might otherwise prevail and larger spreads between the bid and asked prices for the our ordinary shares. Additionally, certain investors will not purchase securities that are not quoted on The Nasdaq National Market or The Nasdaq SmallCap Market, which could materially impair our ability to raise funds through the issuance of our ordinary shares.

        If our ordinary shares are removed from quotation on Nasdaq and the trading price of our ordinary shares is less than $5.00 per share, trading in our ordinary shares would also be subject to the requirements of Rule 15g-9 promulgated under the Securities Exchange Act of 1934, as amended. Under that rule, brokers and dealers who recommend such low-priced securities to persons other than established customers and accredited investors must satisfy special sales practice requirements, including a requirement that they make an individualized written suitability determination for the purchaser and receive the purchaser’s written consent prior to the transaction. The Securities Enforcement Remedies and Penny Stock Reform Act of 1990 also requires additional disclosure in connection with any trades involving a stock defined as a penny stock (generally, according to recent regulations adopted by the Securities and Exchange Commission, any equity security not traded on an exchange or quoted on Nasdaq or the OTC Bulletin Board that has a market price of less than $5.00 per share, subject to certain exceptions), including the delivery, prior to any penny stock transaction, of a disclosure schedule explaining the penny stock market and the risks associated therewith. Such requirements could severely limit the market liquidity of our ordinary shares. There can be no assurance that our ordinary shares will not be removed from quotation on Nasdaq or treated as a penny stock.

ITEM 4: Information on NUR

History and Development of NUR

        The Company’s legal and commercial name is NUR Macroprinters Ltd. The main office is located at 12 Abba Hilel Silver St., P.O. Box 1281, Lod 71111, Israel. The telephone number is (011) 972-8-914-5555. NUR’s registered agent in the United States is CT Corporation System located at 1633 Broadway, New York, New York 10019.

        NUR was incorporated as an Israeli corporation on July 29, 1987. On August 1, 1993, the Company changed its name from NUR Advertising Industry 1987 Ltd. to NUR Advanced Technologies Ltd. and, on November 16, 1997, it again changed its name from NUR Advanced Technologies Ltd. to NUR Macroprinters Ltd. Our corporate governance is controlled by the Israeli Companies Law. Our ordinary shares have been traded on the Nasdaq National Market since October 1995. Our ordinary shares are currently traded under the symbol “NURM.” In November 2002, we received a compliance notice from The Nasdaq Stock Market, Inc., stating that, for a period of 30 consecutive trading days, our ordinary shares closed below the minimum bid price of $1.00 per share as required for continued listing on The Nasdaq National Market. In accordance with Nasdaq’s Marketplace Rules, we had until May 5, 2003 to regain compliance with Nasdaq’s continued listing requirements. We have been unable to demonstrate compliance with the continued listing requirements and, accordingly, have applied to transfer our securities to the Nasdaq SmallCap Market.

        NUR is a leading supplier of wide format and super wide format digital printing systems worldwide. Some of the Company's significant recent developments are set forth below.

        In October 1999, we established NUR Pro Engineering Ltd., a joint venture in which we hold 50%. We manufacture and assemble the NUR Blueboard printers and NUR Fresco printers through NUR Pro Engineering.

        In July 2000, we acquired substantially all of the assets and assumed specified liabilities of Salsa Digital, Ltd. and related entities, previously one of our competitors in the digital printing market. Under the terms of our agreement, we acquired the assets for $30 million, which consisted of $20 million in cash and 666,667 ordinary shares valued at approximately $10 million, based upon the closing price of the ordinary shares on the Nasdaq National Market on May 15, 2000. In 1998 and 1999, the business we acquired from Salsa Digital had revenues of $25 million and $33 million, respectively, compared with our revenues during the same periods of $36 million and $61 million.

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

        In May 2002, in response to a decline in the sales of our products in the first quarter of 2002, we initiated a three-phase growth-renewal program, which included a corporate reorganization plan, a further workforce reduction of approximately 15% of our employees, salary cuts for most of the remaining employees, and expansion of our product portfolio. We began implementation of the program in the second quarter of 2002. See “ITEM 5: Operating and Financial Review and Prospects—Trend Information—Restructuring Plans.”

        On May 17, 2002, we filed a tender offer with the Securities and Exchange Commission pursuant to which option holders had the right to cancel and exchange certain options granted to them under the Company’s 2000 Stock Option Plan, 1997 Stock Option Plan and 1995 Israel Stock Option Plan. Pursuant to the terms and conditions of the tender offer, the new options were to be granted six months and one day from the date the old options were canceled, at an exercise price equal to the market price on the date of the new grant. In order to receive the new options, option holders were required to continue to have a service relationship with the Company or any of its subsidiaries until the new grant date. 2,027,166 ordinary shares, representing 93% of the outstanding options under the Company’s 2000 Stock Option Plan, 1997 Stock Option Plan and 1995 Israel Stock Option Plan, were available for exchange under the tender offer. The tender offer expired on June 15, 2002 and resulted in the cancellation of 1,245,316 options with varying exercise prices. On December 17, 2002 we fulfilled our obligation to the participants in the tender offer and granted 1,219,584 options to purchase our ordinary shares at an exercise price of $0.72 per share.

        In November 2002, we implemented a plan to update our operations in the Asia Pacific region. Our new strategy in the region involves working with third-party distributors that have a strong presence in specific markets and areas. We appointed the Computer And Sign Technology Co. Ltd (CAST) as our exclusive distributor for the NUR Fresco product line in the Peoples Republic of China. Based in Shanghai, CAST is one of the largest suppliers of sign materials and digital printing systems in China. As our exclusive distributor in China, CAST is now responsible for sales and support of the NUR Fresco product line to new customers throughout the Chinese market. We retained our existing technical support engineers in China to service the needs of our customers. At the time we appointed CAST, we also transferred our Asia Pacific headquarters to Hong Kong. This restructuring process resulted in the termination of approximately twenty employees, mainly in Shanghai. See “ITEM 5: Operating and Financial Review and Prospects—Trend Information—Restructuring Plans.”

        On April 1, 2003, Erez Shachar resigned his position as President and CEO of NUR. Mr. David Amir, who has been working with the Company as a consultant for over a year, and was responsible for the restructuring of our service and support organizations, replaced Mr. Shachar. Prior to joining the Company, David Amir served in various senior executive positions with Scitex, including Corporate Vice-President for Business Development; Vice-President Customer Services of Scitex Europe; and Manager of International Customer Support. Mr. Shachar will continue to serve as a senior consultant to the Company for a one-year period.

        For a historical view of our financing activities, including capital expenditures and divestitures, please refer to “ITEM 5: Operating and Financial Review and Prospects.”

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

        In July 2000, we purchased substantially all of the assets and assumed certain liabilities of Salsa Digital, Ltd. and related entities, previously one of our competitors in the digital printing market. As part of this asset purchase transaction, we acquired the rights to manufacture and sell their line of printers—the NUR Salsa™ printers. These printers complement the NUR line of products by offering a full range of entry-level printers.

        The integrated company now consists of two research and development centers, including facilities for research and development of printing equipment in Lod, Israel and a facility for the development of inks in Louvain-la-Neuve, Belgium. We have worldwide marketing, sales and service subsidiaries in Europe, North America, South America and the Asia Pacific region.

        Our super wide products are headed by the NUR Blueboard™ family of super wide format printers. The NUR Blueboard™ printer, a second generation of super wide format printers, was introduced by NUR in early 1997. The Blueboard printer can print on substrates of variable widths from 0.9 to 5 meters (approximately 3 to 16 feet). The Blueboard printer is based on continuous inkjet digital printing technology and is designed for high throughput, high print quality, reliability and ease of use.

        In April 2000, we introduced the fourth and latest version of the Blueboard printers, the NUR Blueboard HIQ+™. The NUR Blueboard HIQ+ offers two optional packages for multiple roll printing or double-sided printing for outdoor backlight applications and a digital calibration system providing for ease of use.

        The NUR Salsa Ultima™5000, the super wide format printer in our NUR Salsa Ultima family of printers, offers production flexibility by allowing for both super wide print jobs (up to 5 meters or approximately 16 feet) and wide format jobs. Its piezo drop-on-demand technology provides the photorealistic printing quality needed for both super wide and wide jobs that require up-close viewing. The NUR Salsa Ultima printers are an enhanced version of the Salsa product line acquired in July 2000.

        In October 2002, we announced the expected introduction of the latest version of the NUR Salsa product line, the NUR Ultima™ HiQ. The NUR Ultima medium volume production printing printers are designed to provide high levels of productivity while offering simplified maintenance procedures and improved ease-of-use. They are also designed to provide reduced ink consumption to ensure low operating expenses in high speed printing modes. The Ultima printers use piezo drop-on-demand inkjet technology to produce photorealistic quality. The Ultima printers feature apparent print resolution up to 600 dpi and are capable of speeds up to 810 square feet (76 square meters) per hour. The NUR Ultima will be available in two models, the NUR Ultima HiQ 3200 (3.2 meters or approximately 10 feet wide) and the NUR Ultima HiQ 5000 (5 meters or approximately 16 feet wide). The NUR Ultima printers have recently entered a beta test program and are expected to be commercially released in the second half of 2003.

        Our wide format printers are headed by the NUR Fresco™ family of wide format printers. The NUR Fresco printer was commercially released in February 2000. The NUR Fresco printers are designed to provide a digital alternative to conventional screen printing on short and medium run jobs. The NUR Fresco printers use piezo continuous drop-on-demand inkjet technology to produce high quality graphics for a wide range of applications. These include point-of-purchase displays, banners, billboards, bus shelter graphics, posters, shopping mall displays, airport terminal displays and many more.

        The NUR Fresco printers print on a wide variety of substrates in roll-to-roll or roll-to-sheet modes — the 1800 model outputs in widths up to 1.83 meters (approximately 6 feet); the 3200 model outputs in widths up to 3.2 meters (approximately 10 feet).

        In September 2002, we released the latest version of the Fresco series — the NUR Fresco HiQ 8C models. The NUR Fresco HiQ 8C is based on the previous model which was modified to print using eight colors instead of the standard 4-color inkset. Modifications to the printer included changes to the ink system to accommodate eight colors and a new switch box that enables fast and easy switching between the 4-color and the 8-color printing modes. NUR’s software has also been modified to support 8-color printing.

        We also offer NUR Salsa Ultima™ wide format printers. The NUR Salsa Ultima wide format digital printers include the NUR Salsa Ultima line of 32-head, piezo technology digital printing systems. These systems are capable of printing on variable widths from 1.5 to 3.2 meters (approximately 5 to 10 feet).

        In November 2001, we introduced the NUR FabriGraph™ printers. NUR FabriGraph is a series of production wide format inkjet printers designed specifically for textile applications. The NUR FabriGraph series include the NUR FabriGraph DS3200, a 3.5 meters wide (approximately 11 feet) printer and the NUR FabriGraph DS1500, a 1.5 meters wide (approximately 5 feet) printer. NUR FabriGraph printers use piezo drop-on-demand inkjet technology to print onto standard dye sublimation carrier substrates, for subsequent transfer by conventional heat press to textile fabrics containing a minimum of 50% polyester, as well as a range of rigid and flexible polyester-coated materials.

        During 2002, we provided technical previews, at various tradeshows, of the NUR Tempo™ flatbed digital printer in prototype form. The NUR Tempo, still under development, is intended to print on a wide variety of both rigid and flexible materials including corrugated board, fluted polypropylene, PVC, glass, polycarbonate and standard rolled media using UV-curable inks. The NUR Tempo is designed to eliminate the extra steps involved in lamination and cutting/trimming processes common to other traditional methods of printing graphics on rigid surfaces. In addition, the NUR Tempo is designed to print on rolled substrates as well. We expect the NUR Tempo to enter beta testing in the second half of 2003.

        The NUR Blueboard printers, the NUR Fresco, the NUR Salsa, the NUR Ultima and the NUR Fabrigraph printers are sometimes referred to collectively herein as the “Company Printers”.

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

        We sell our printers and related products primarily to commercial printers, design and service firms, screen printers, commercial photo labs, outdoor media companies and trade shops. The Company’s Printers are installed in more than 600 sites throughout Europe, North and South America, Africa and Asia.

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

        With the cost of digital printing expected to decrease and the ability of digital technology expected to produce shorter runs more economically, we believe that the use of wide format and super wide format prints, such as those produced by the Company’s Printers, should grow over time, and that the portion of the market serviced by digital printing will continue to increase. The ability to produce wide format and super wide format images digitally has also opened new media opportunities for advertisers, such as mural printing, carpet printing and new forms of fleet graphics printing. The growth in demand for wide format and super wide format digital printers is fueled by both the replacement of conventional print methods and by the development of new printing applications.

        Traditional Wide Format and Super Wide Format Printing Methods

        Conventional methods of wide format and super wide format printing have included hand painting, screen printing and offset printing. Generally, producing wide format and super wide format color prints by traditional methods in relatively short runs (i.e., a few copies to a few hundred copies), depending on the application, has either been relatively slow and expensive or of limited quality. Because of the inherent limitations of the traditional wide format and super wide format printing methods, quality wide format and super wide format prints produced by these methods are generally limited to long runs of identical prints, designed and prepared well in advance or, in the case of hand painting, to single print applications. As a result, traditional methods of producing wide format and super wide format prints have not provided timely and economic solutions for the needs of the short run printing market.

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

        Digital printing involves the production of hard-copy images and text from digital data that is either generated on a computer at the printing site or originated by a customer on the customer’s computer system. The digital data is then transferred directly from an electronic pre-press or desktop publishing system to the digital printer. There are currently several digital printing technologies available, including electrostatic, airbrush, drop-on-demand, thermal transfer and continuous inkjet printing.

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

        Airbrush Printing. Airbrush printing is accomplished by forcing a low viscosity colored fluid through small aperture nozzles, thus creating a spray jet. Computer driven modulation of the spray jets causes an image-wise colored layer to be deposited onto the substrate. The strongest feature of airbrush technology is the printer’s ability to cover large areas with uniform color. One manufacturer of airbrush printers produces a printer that can simultaneously print on both sides of a poster, which is important for signs that are rear-illuminated.

        Piezo Continuous Inkjet Printing. Continuous inkjet printing technology involves the continuous flow of electrically conductive ink within a closed loop that is deflected onto a specific location on a sheet of paper or other medium. The ink is separated into uniform micro-drops and the micro-drops are electronically directed to be printed onto a selected area of the medium. Continuous inkjet printing technology allows for high-speed printing and produces images with good resolutions sufficient for viewing from distances of beyond five feet. Unlike airbrush printers, continuous inkjet printers also produce multiple copies with consistent color quality. The cost of equipment using continuous inkjet printing technology is relatively high in comparison to printers using electrostatic technology. However, the cost of the output produced with continuous inkjet printers is lower than that of electrostatic printers. Although the printer and printing costs of continuous inkjet printing and airbrush technology are comparable, continuous inkjet printers produce higher quality prints at higher speeds and with more consistent color. NUR’s Blueboard printers all use piezo continuous inkjet printing technology.

        Piezo Drop-On-Demand Inkjet Printing. Drop-on-demand technology involves the intermittent firing of ink drops when needed on the substrate. It provides high resolution and enables use of a variety of inks for home, office and industrial use. In September 1998, we acquired from Meital Technologies Ltd. all rights (including all related assets) to Meital’s piezo drop-on-demand inkjet technologies for application in wide format digital printers. To address the needs of the wide format market for higher resolution images for use with shorter viewing distances, we utilize continuous drop-on-demand technology in the NUR Fresco printers and drop-on-demand inkjet technology in the NUR Salsa Ultima printers.

        Drop-on-demand technology was primarily developed for office use and is characterized by a relatively higher resolution and a selected range of substrates. In comparison, continuous inkjet printing technology was developed mainly for use in industrial applications, and, therefore, shows a more uniform and stable color output, and the ability to print on a wide selection of substrates.

        Dye Sublimation Printing. Dye-sublimation is a process that uses heat-sensitive inks to print on coated inkjet paper. The image is then transferred using a heat press onto a polyester coated substrate. The image becomes an inherent part of the material. The NUR FabriGraph printers utilize the dye-sublimation technology to allow for textile applications of wide format digital printing.

        We believe that our NUR Blueboard printers are currently the only commercially available super wide format digital printers using piezo continuous inkjet technology. Although the NUR Fresco is not the only continuous drop-on-demand printer available in the wide format market, we believe that its productivity makes it particularly attractive to screen printers. Our NUR Salsa Ultima printers complement our product line by offering a full-range of printers at entry-level prices. The NUR FabriGraph rounds out our equipment line with production-oriented printers designed for the short run, on demand, digital printing of signage textiles such as flags, banners and tradeshow exhibits. We believe that the Company’s Printers have been designed and engineered to fit the overall needs of their respective wide format and super wide format printing markets.

NUR’s strategy is to:

•	strengthen our position as a world leader in the wide format and super wide format digital printing markets by supplying the most productive and cost-effective wide format and super wide format digital printers and totally digitally-based printing solutions for the out-of-home advertising market;

•	replace a significant portion of existing large format screen printers with our large format digital inkjet printers;

•	be our customers' vendor of choice for their ink and substrate needs;

•	enable our customers to develop new ways to profit from our printing systems; and

•	provide our customers with highly responsive and capable support, service and supplies.

Products

        NUR’s revenues are derived primarily from the sale and service of the Company’s Printers and the sale of consumables used with the Company’s Printers. The consumables consist primarily of ink and substrates. See “ITEM 5: Operating and Financial Review and Prospects—Geographic Breakdown of Revenues” for more information on the breakdown of revenues by category of activity and into geographic markets.

        Printers

        Super Wide Format Digital Printers

        Since 1997, NUR has been marketing and selling the NUR Blueboard printer, a second-generation super wide format printer that is capable of producing prints of up to 5 meters (approximately 16 feet) in width with practically no limit on the length of the print. The NUR Blueboard is designed for high throughput, high print quality, reliability and ease of use. When wider widths of prints are required, the NUR Blueboard printer (as is the case with the other our other printers) creates a print layout in sections that, when seamed and placed together, create a continuous image due to the NUR Blueboard printer’s high level of color consistency and accuracy. The NUR Blueboard printers are all based on piezo continuous inkjet technology, and are particularly suitable for the super wide format market due to our outdoor durable inks, color consistency, high reliability and adaptability for use with a variety of substrate materials including vinyl, carpet, canvas, tarpaulin and mesh.

        In April 2000, we introduced the fourth and the latest of the NUR Blueboard printers, the NUR Blueboard HIQ+. The NUR Blueboard HIQ+ offers a digital calibration system that provides ease of use and two optional packages for multiple roll printing or double-sided printing for outdoor backlight applications. The NUR Blueboard HIQ+ is available both as an upgrade to existing NUR Blueboard printers and as a new product delivered from the manufacturer.

        The NUR Blueboard printers are marketed primarily to commercial printers, design and service firms, screen printers, outdoor media companies and trade shops for shorter run, wide format and super wide format printing. Our NUR Blueboard printers reproduce images with visual resolutions of 70-150 dots per square inch, which allow for superior viewing from distances of 5-10 feet or more, depending on the image file resolution. The NUR Blueboard printers are capable of producing millions of distinctive colors. Thanks to the constant ink monitoring and control built into its continuous inkjet printing technology, the NUR Blueboard printers achieve a high level of color consistency for copies printed at different times and under different environmental conditions in the shop. Generally, depending upon the required print resolution, the NUR Blueboard printer operates at speeds of up to 320 square feet per hour. The NUR Blueboard 2, the NUR Blueboard HiQ and the NUR Blueboard HIQ+ operate at speeds of up to 650 square feet per hour.

        The NUR Salsa 5000 is a cost-effective super wide digital printer. NUR Salsa 5000 offers production flexibility by allowing for both super wide print jobs (up to 5 meters or approximately 16 feet wide) and wide format jobs. Its piezo drop-on-demand technology provides the photorealistic printing quality needed for both super wide and wide jobs that require up-close viewing. The NUR Salsa Ultima 5000, introduced in March 2002, is designed to provide enhancements to the NUR Salsa printer in the areas of quality, color matching, productivity, material handling and reliability. The NUR Salsa Ultima 5000 is available both as an upgrade to existing NUR Salsa 5000 and as a new product delivered from the manufacturer.

        In October 2002, we announced the expected introduction of the latest version of the NUR Salsa product line, the NUR Ultima HiQ. The NUR Ultima medium volume production printing printers are designed to provide high levels of productivity while offering simplified maintenance procedures and improved ease-of-use. They are also designed to reduce ink consumption, which ensures low operating expenses in high speed printing modes. The new models feature apparent print resolution up to 600 dpi for high quality and are capable of speeds up to up to 76 square meters (or approximately 810 square feet) per hour. They also include productivity enhancing features like true white-skip. The NUR Ultima will be available in two models, the NUR Ultima HiQ 3200 (3.2 meters or approximately 10 feet wide) and the NUR Ultima HiQ 5000 (5 meters or approximately 16 feet wide). The NUR Ultima printers will be available both as an upgrade to existing NUR Salsa series and as a new product delivered from the manufacturer.

        The NUR Ultima HiQ printers have recently entered a beta test program and are expected to be commercially released in the second half of 2003.

        We believe the NUR Ultima HiQ complements our product line by bridging the gap between photo realistic digital printing and production capabilities at entry-level prices.

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

        In September 2002, we released the latest version of the Fresco series, the NUR Fresco HiQ 8C models. The NUR Fresco HiQ 8C is based on the previous model which was modified to print using eight colors instead of the standard 4-color inkset. Modifications to the printer included changes to the ink system to accommodate eight colors and a new switch box that enables fast and easy switching between the 4-color and the 8-color printing modes. NUR’s software has also been modified to support 8-color printing. The NUR Fresco 8C is available both as an upgrade to existing NUR Fresco 4-color printers and as a new product delivered from the manufacturer.

        In December 2002, we introduced a new mode of operation for the NUR Fresco product line, the X-Press 100 printing mode. This new 4-color printing mode extends the productivity and versatility of the NUR Fresco photorealistic production printers to accommodate long print runs and high volume production environments. Applications suitable for the X-Press 100 printing mode include billboards, outdoor banners and any mesh application such as building murals, construction covering and wallscapes.

        The NUR Salsa Ultima wide format printers include the NUR Salsa Ultima line of 32-head, piezo technology digital printing systems. Various NUR Salsa Ultima models print up to eight colors at up to 600 dots per square inch, in print widths of 5 feet, 8 feet and 10 feet, offering production, enhanced photo realistic and photo high quality modes of operation. With speeds up to 40 square meters (or approximately 410 square feet) per hour for commercial output, the NUR Salsa Ultima series makes both one-offs and short-run jobs less costly. This series of printers uses low-cost consumables and prints on a wide selection of substrates, ensuring low operating costs. The NUR Ultima, which has recently entered beta testing, will be available in a 3200 model printing outputs in widths up to 3.2 meters (or approximately 10 feet wide).

        We believe the NUR Salsa Ultima series complements our wide format product line by offering a full a range of cost-effective wide format, photo realistic digital printers at entry-level prices.

        Dye Sublimation Wide Format Digital Printers

        In November 2001, we introduced the NUR FabriGraph™ printers. NUR FabriGraph is a series of production wide format inkjet printers designed specifically for textile applications. The NUR FabriGraph series include the NUR FabriGraph DS3200, 3.5 meters (approximately 10 feet) wide printer and the NUR FabriGraph DS1500, 1.5 meters (approximately 5 feet) wide printer. NUR FabriGraph printers use piezo drop-on-demand inkjet technology to print onto standard dye sublimation carrier substrates, for subsequent transfer by conventional heat press to textile fabrics containing a minimum of 50% polyester, as well as a range of rigid and flexible polyester-coated materials.

        The NUR FabriGraph printers are capable of delivering an apparent print resolution of up to 600 dots per square inch on all textile fabrics containing a minimum of 50% polyester, as well as a range of rigid and flexible polyester coated materials.

        Flatbed Digital Printers

        During 2002, we provided technical previews, at various tradeshows, of the NUR Tempo flatbed digital printer in prototype form. The NUR Tempo, still under development, is intended to print on a wide variety of both rigid and flexible materials including corrugated board, fluted polypropylene, PVC, glass, polycarbonate and standard rolled media using UV-curable inks. The NUR Tempo is designed to eliminate the extra steps involved in lamination and cutting/trimming processes common to other traditional methods of printing graphics on rigid surfaces. In addition, the NUR Tempo is designed to print on rolled substrates as well. We expect the NUR Tempo to enter beta testing in the second half of 2003.

        The Company’s Printers — General

        The Company’s Printers can be operated in a standalone mode or in conjunction with pre-press and desktop publishing systems. When configured with a pre-press system, the pre-press workstation prepares the digital file containing the specifications for the output to be produced. The Company’s Printers require little operator supervision, enabling one operator to run several machines at once. While an operator must be specifically trained in the operation of a printer, no special color mixing skills are required unlike conventional methods such as offset printing.

        The Company’s Printers can significantly reduce the set-up costs associated with each print job, the skill level of the personnel required and the number of skilled personnel required as compared to traditional methods of wide format and super wide format printing. These advantages make wide format and super wide format short-run color printing significantly more economical than conventional printing methods. Additionally, the relatively quick turnaround for the printed product enables the Company’s Printers to produce more output in a given period, thereby lowering the costs of labor per print.

        Unlike hand painting, and screen or offset printing, the layout can be viewed through the pre-press workstation prior to printing, permitting last minute fine-tuning. By running a single copy of the print, corrections of text, enhancements of images, and additions of color can all be accomplished with minimal time, effort and cost. Additionally, since the format can readily be changed, the Company’s Printers allow the end-user to make each print in the run different, with little time, effort, or additional cost. For example, if so desired, different languages, graphics and text can be added to each print in a run.

        During the years ended December 31, 2000, 2001 and 2002, sales of the Company’s Printers accounted for approximately 65%, 54% and 51%, respectively, of NUR’s total consolidated sales. Sales of spare parts used in the Company’s Printers accounted for approximately 2%, 5% and 6% of total sales in the years ended December 31, 2000, 2001 and 2002, respectively. Currently, the retail prices of the Company’s Printers generally range from $169,000 to $459,000 per machine.

        Consumables

        NUR sells consumables (inks and printing substrates) primarily to the users of the Company’s Printers. Our wholly owned subsidiary NUR Media Solutions is responsible for the sales of all NUR consumables, including both inks and substrates, in all of Europe, the Middle East and Africa, North, Central and South America and the Asia Pacific region.

        Inks

        The NUR Blueboard printers use specialized solvent-based pigmented ink designed for the needs of the super wide format market. The ink is resistant to water and ultraviolet rays, making it fairly durable and thus well suited for outdoor conditions. The NUR Blueboard, through the utilization of the ink, can print on almost an unlimited variety of substrates, including numerous types of paper, vinyl, cloth, textiles, mesh and metals. The ink enables the output of the NUR Blueboard to be used both for indoor and outdoor advertising. The ink for use with the NUR Blueboard is manufactured, exclusively for NUR under the NUR brand name, by several ink manufacturers.

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

        During the years ended December 31, 2000, 2001 and 2002, sales of ink accounted for approximately 20%, 26% and 26%, respectively, of NUR’s total sales.

        Substrates

        NUR supplies substrates for use with our printers and ink through our wholly owned subsidiary in Belgium, NUR Media Solutions. NUR Media Solutions sells substrates under the NUR brand name that are manufactured for us by several different suppliers. The substrates are made of vinyl, PVC, paper and mesh and are suited for indoor and outdoor use. The substrates are distributed worldwide by our sales and service subsidiaries. All NUR-branded materials are manufactured exclusively for NUR Media Solutions.

Sales and Marketing

        We distribute and sell our products through the following wholly owned subsidiaries: NUR Europe (including the Middle East & Africa division), NUR America, NUR Asia Pacific, NUR DO Brazil Ltda., NUR Japan and NUR Media Solutions.

        In July 2000, we purchased substantially all of the assets and specified liabilities of Salsa Digital, Ltd. and related entities, previously one of our competitors in the digital printing market. We have fully integrated the former Salsa Digital sales and marketing force into our own existing marketing, sales and service subsidiaries in Europe, North America, South America and the Asia Pacific regions. Our marketing activities include participating in relevant tradeshows worldwide, advertising in trade publications, marketing directly to a target base, as well as publishing our own newsletters, participating in services and industry forums and maintaining an internet site.

        Through NUR Media Solutions, we are working to develop, market and sell a wide range of advanced consumables for our wide format and super wide format printers. Included in such consumables are our inks and clear coats, all of which are designed to work with our existing range of printers.

        The Israeli Government, through the Fund for the Encouragement of Marketing Activities of the Ministry of Industry and Trade (the “Marketing Fund”), awards participation grants for marketing expenses incurred overseas. As of December 31, 2002, we had received $1.27 million for the promotion of our printers. NUR is no longer eligible for support from the Marketing Fund due to its reaching the maximum allowed export revenues. NUR is obligated to pay a royalty of 3-4% of the export added value to the Marketing Fund until 100% of the grants have been repaid. The value of the grants received (including grants received in previous years), are linked to the U.S. dollar. As of December 31, 2002, we had made royalty payments in respect of such grants to the Marketing Fund totaling approximately $0.35 million.

Production and Sources of Supply

        NUR manufactures and assembles the NUR Blueboard and NUR Fresco printers through NUR Pro Engineering, a 50% owned affiliate of NUR. Full system integration and acceptance and quality control testing of the printers are conducted by us at the NUR Pro Engineering facility located near our operations in Israel. Product quality control tests and inspections are performed at various steps throughout the manufacturing process, and each product is subject to a final test prior to delivery.

        We believe that, if increases in sales occur, we can expand NUR Pro Engineering’s production capabilities or engage subcontractors to carry out certain of the manufacturing or the assembly of our printers. NUR supplies NUR Pro Engineering with the inkjet heads used in the NUR Blueboard printers, which we acquire from Imaje S.A., the sole manufacturer and supplier of these components. With the NUR Fresco printer, most of the components are available from several sources; however, the drop-on-demand inkjet printheads used in the NUR Fresco printer are currently purchased exclusively from Modular Ink Technology, a Swedish company.

        The NUR Salsa line of printers is assembled by our wholly owned subsidiary, Salsa Digital Printers. Frames for the NUR Salsa printers are manufactured, primarily, by an unaffiliated subcontractor, Gandi Innovations Corp., and the inkjet printheads for the NUR Salsa are purchased exclusively from Modular Ink Technology.

        To date, we have been able to obtain adequate supplies of the components and raw materials necessary to produce our printers and have not had any serious problems with our subcontractors. If our business grows, however, we will need to purchase greater quantities of components on a timely basis. Any delay in supply could ultimately hurt our business.

        To date, we manufacture the NUR Fresco, the NUR Salsa and the NUR FabriGraph inks at our plant in San Antonio, USA. The ink for use with the NUR Blueboard is manufactured, exclusively for NUR under the NUR brand name, by several ink manufacturers.

        NUR also supplies, through our wholly owned subsidiary in Belgium, NUR Media Solutions, specialized substrates designed to work with the Company’s Printers and our ink. NUR sells substrates under the NUR brand name that are manufactured by several different suppliers for us. The substrates are made of vinyl, PVC, paper and mesh and are suited for indoor and outdoor use. To date, we have not experienced any material supply problems with the substrates.

Service and Support

        Installation, post sale support and warranty services of our products, are provided by NUR America, NUR Europe, (including the Middle East & Africa division), NUR Asia Pacific, NUR Shanghai, NUR DO Brazil Ltda. and NUR Japan. In most cases, our warranty to our direct customers and distributors covers defects in the Company’s Printers for a period of six months after installation. NUR is also committed to maintaining sufficient spare parts and materials necessary for the operation of the Company’s Printers for a period of five years after the manufacturing date of the last NUR printer.

Research and Development

        NUR’s research and development efforts, which currently engage approximately 50 employees, are focused on developing new products and technologies, enhancing the quality and performance relative to price of our existing products, reducing manufacturing costs, upgrading and expanding our product line through the development of additional features and improving functionality in response to market demand.

        We have two research and development facilities, including a facility located at our headquarters in Lod, Israel and a facility located in Louvain-la-Neuve, Belgium.

        Total research and development expenses, before royalty bearing grants, were approximately $15.0 million, $10.9 million and $9.2 million in the years ended December 31, 2000, 2001 and 2002, respectively. In the year ended December 31, 2000, $4.3 million of these expenses were due to a one-time write-off of in-process research and development related to the Salsa Digital asset purchase transaction.

        Research and development expenses are composed principally of salaries for employees, the hiring of subcontractors, and depreciation of capital investment in infrastructure for software and electronic designs and prototype material costs. Initially, NUR relied on outside research and development. We began our own research and development operations in early 1994.

        In July 2000, we purchased all of the assets and assumed specified liabilities of Salsa Digital Ltd. and related entities, previously one of our competitors in the digital printing market. As noted above, the Salsa Digital asset purchase transaction resulted in the recognition by us of a one-time write-off of $4.3 million assigned to in-process research and development.

        Between December 1997 and March 1999, NUR Europe, one of our subsidiaries, received a grant from local authorities in Belgium for reimbursement of up to 70% of its total research and development investment, which it carries out in Belgium, up to approximately $0.6 million. NUR Media Solutions markets and sells the products developed under the grant, and reimburses the Belgium authorities at a rate of 3% of the revenue generated from the sale of the products. NUR Media Solutions has reimbursed the Belgium authorities for approximately $0.12 million as of December 31, 2002. NUR Media Solutions has also established a research and development center in Belgium dedicated to the research and development of print substrates and inks for use with the Company’s Printers.

        Between May 1999 and April 2000, NUR Media Solutions received a grant from the Belgium authorities for reimbursement of up to 50% of its total research and development investment, which it carries out in Belgium, up to approximately $0.3 million. NUR Media Solutions reimburses the grant at a rate of 6% of the revenue generated from the products developed under the grant. As of December 31, 2002, NUR Media Solutions had a contingent obligation to pay royalties in the amount of $0.84 million.

        In addition, between June 2001 and June 2003, NUR Media Solutions received and will continue to receive a grant from the Belgium authorities for reimbursement of up to 50% of its total research and development investment which it carries out in Belgium; such number will total up to approximately $1.5 million. NUR Media Solutions will reimburse the grant at a rate of 4% of the revenue generated from the products developed under the grant. NUR Media Solutions received $0.725 million under the grant in January 2003.

        In the past, NUR has received grants from the Government of Israel, through the Office of the Chief Scientist, for the development of our systems and products. NUR received approximately $0.26 in the year ended December 31, 2000, but has not received research and development grants from the Office of the Chief Scientist in the years ended December 31, 2001 and December 31, 2002. The Office of the Chief Scientist awards grants of up to 50% (and in certain circumstances up to 66%) of a project’s approved expenditures in return for royalties. Under the terms of funding, royalties are payable generally at a rate of 2% to 3% on sales of products developed from the funded project and ending when 100% to 150% of the dollar value of the grant is repaid. During 2001, we made royalty payments of $0.2 million in respect of such grants to the Office of the Chief Scientist. As of December 31, 2002, we had a contingent liability to pay $0.26 million in future royalty payments. NUR royalty payments to the Office of the Chief Scientist are in respect of sales of the NUR Fresco printers. The terms of the grants prohibit the manufacture of products developed with government grants outside of Israel or the transfer out of Israel of the technology developed pursuant to these grants without the prior consent of the Office of the Chief Scientist. These restrictions do not bar exports from Israel of products developed with such technologies. In addition, the know-how from the research and development that is used to produce the product may not be transferred to third parties or out of Israel without the approval of the Office of the Chief Scientist.

Competition

        The principal competitive factors affecting the sales of our products are their performance relative to price, productivity and throughput, product features and technology, quality, reliability, cost of operation and consumables, the quality and costs of training, support and service as well as the flexibility of adapting to customers’ applications of the products. Other competitive factors include the ability to provide access to product financing, NUR’s reputation and customer confidence in NUR to continually develop new products and product accessories that will help them maintain and grow their business.

        Our main competitors in the super wide format arena are Vutek and Scitex Vision. Both companies have introduced products that directly compete with the NUR Blueboard and NUR Salsa Ultima super wide printers. In the wide format market, the main competitors are Scitex, through its subsidiary, Scitex Vision Ltd., 3M Image Graphics, Vutek and Raster Graphics Inc. These companies have introduced products that compete with the NUR Fresco and NUR Salsa printers. In the market for Flatbed printers utilizing UV curable ink, the main competitors are Durst Phototechnik, Inca Digital Printers, Leggett and Platt Digital Technologies and Zund. These Companies have introduced products that will compete with the NUR Tempo upon its commercial release. We have also witnessed the growth of a local Chinese market where approximately 15 local competitors are developing, manufacturing and selling inexpensive printers. Recently, these Chinese manufacturers have begun penetrating the international market.

        The printing industry is large, and many of our competitors may possess greater management, financial, technical, manufacturing, marketing, sales, distribution and other resources than those of NUR. As a result, there can be no assurance that competitors will not develop and market products utilizing new technology that are competitive in price and performance with the Company’s Printers, and there can be no assurance that we can compete effectively with such products.

Trade Secrets, Patents and Proprietary Rights

        We currently rely on a combination of trade secrets, licenses and patents, together with non-disclosure and confidentiality agreements, to establish and protect our proprietary rights in our products. No assurance can be given that NUR’s existing patents or any future patents by NUR will not be challenged, invalidated, or circumvented, or that our competitors will not independently develop or patent technologies that are substantially equivalent or superior to our technology. There can be no assurance that further patent protection will be obtained in Israel, the United States, or elsewhere, for existing or new products or applications, or that such further protection, if obtained, will be effective. In some countries, meaningful patent protection is not available. We are not aware of any material claim that our products infringe upon the proprietary rights of third parties. However, there can be no assurance that third parties will not assert infringement claims against NUR in the future, and the cost of responding to such assertions, regardless of their validity, could be significant. In addition, such claims may be found to be valid and could result in awards against NUR, which could have a material effect on our business. As a result, the cost to NUR of protecting our patent rights could be substantial.

        We believe that our success is less dependent upon the legal protection afforded by patent and other proprietary rights than on the knowledge, ability, experience and technological expertise of our employees and our key suppliers. It is NUR’s policy to have employees sign confidentiality agreements, to have selected parties, including key suppliers, subcontractors and distributors, sign non-competition agreements, and to have third parties sign non-disclosure agreements. Although NUR takes precautionary measures to maintain our trade secrets, no assurance can be given that others will not acquire equivalent trade secrets or otherwise gain access to or disclose NUR’s proprietary technology, or that we can meaningfully protect our rights to such proprietary technology not subject to patent protection.

Employees and Labor Relations

        As of December 31, 2002, we employed 355 persons worldwide including independent contractors, about fourteen percent of which work in research and development. Approximately one third of these employees are employed by NUR in Israel and the remainder are employed by our subsidiaries worldwide. All of NUR’s employees who have access to confidential information are required to sign a non-disclosure agreement covering all of our confidential information that they might possess or to which they might have access.

        We believe our labor relations are satisfactory. We have never experienced a strike or work stoppage. We believe our future success will depend, in part, on our ability to continue to attract, retain, motivate and develop highly qualified technical, marketing and sales as well as management personnel.

        Israeli law generally requires the payment of severance pay equal to one month’s salary for each year of employment upon the termination of employment. NUR’s liability for future severance pay obligations is fully provided for by payments equal to 8.33% of an employee’s salary each month made to various managers’ insurance policies and by accrual. The employees of NUR are usually provided with an additional contribution toward their retirement that amounts to 10% of wages, of which the employee and the employer each contributes half. Furthermore, Israeli employees and employers are required to pay predetermined sums to the National Insurance Institute, which is similar to the United States Social Security Administration, and additional sums towards compulsory health insurance.

        During the fourth quarter of 2002, we completed a restructuring process of our operations in the Asia Pacific region consisting of, among other things, appointing Computer and Sign Technology Co., Ltd to market and support the NUR Fresco product line in China and moving the Asia Pacific headquarters from Shanghai to a new facility located in Hong Kong. The restructuring process resulted in the termination of approximately twenty employees.

Insurance

        We believe that the insurance coverage for our business is in accordance with industry standards and is adequate and appropriate in light of our businesses and the risks to which they are subject.

Legal Proceedings

        In December 1999, Poalim Capital Markets Ltd., an Israeli company engaged in the business of mediation and assistance in securities transactions, filed suit in the District Court of Tel Aviv, Israel, against NUR and Isal Amlat Investments (1993) Ltd. Poalim Capital Markets claimed that NUR, in executing a private placement agreement with Isal Amlat Investments (1993) Ltd. and Dovrat & Co. Ltd. in September 1999, breached an agency agreement with Poalim Capital Markets. Poalim Capital Markets sought enforcement and monetary relief up to approximately $0.33 million. In November 2002, the parties reached an out-of-court settlement whereby the Company undertook to issue to Poalim Capital Markets a warrant to acquire 11,000 ordinary shares of the Company at an exercise price of $0.784 per share in consideration for the complete and final settlement of this matter. The warrant is exercisable for a period of four years, terminating on November 7, 2006.

        In September 2000, Abudi Signage Industry Ltd., an Israeli company, and Abudi Printing Technology Ltd., a wholly owned subsidiary of Abudi Signage Industry Ltd. (collectively, the “Abudi Parties”), filed suit in the District Court of Tel Aviv, Israel, against Meital Technologies Ltd., Mr. Kobi Markovitz (the major shareholder of Meital), who is currently a consultant to NUR in the field of technologies development, NUR and Erez Shachar, our former President and Chief Executive Officer. The Abudi Parties claimed that Meital, in selling its peizo drop-on demand technology to NUR breached agreements between the Abudi Parties and Meital pursuant to which: (i) Meital was to develop, manufacture and sell to the Abudi Parties an upgrade for Abudi’s Vutek airbrush digital printers and Abudi was to receive the exclusive right to market, distribute and sell these upgrades, and (ii) Abudi was provided an option to purchase up to 20% of Meital shares upon terms and conditions no less favorable than other investors. The Abudi Parties claimed that NUR knowingly purchased the Meital technology and therefore caused Meital to breach its option agreements with the Abudi Parties. The Abudi Parties sought consequential and indemnification monetary damages up to approximately $4.95 million. In May 2002, the parties reached an out-of-court settlement whereby the Company undertook to pay the Abudi Parties $0.14 million for the complete and final settlement of this matter.

        During 2002, pursuant to a collection effort conducted by our subsidiaries in the Asia Pacific region, NUR Shanghai filed several lawsuits against its customers. As a result, three of such customers filed claims against NUR Shanghai, in the aggregate amount of approximately $0.4 million. We believe that the claims are without merit and NUR Shanghai is defending itself vigorously against the claims.

        We are not currently subject to any other material legal proceedings. We may from time to time become a party to various legal proceedings in the ordinary course of our business.

Organizational Structure

        As of December 31, 2002, the following chart presents our corporate structure, the jurisdiction of incorporation of our significant subsidiaries and the percentage of shares that we hold in those subsidiaries.

Subsidiaries	Percentage	Jurisdiction of Incorporation
Encre Consumables B.V	100%	Amsterdam, Netherlands
NUR America Inc. (NUR America)	100%	Texas, United States
NUR Asia Pacific (Hong Kong) Ltd. (NUR Asia Pacific)	100%	Hong Kong, China
NUR DO Brazil Ltda	100%	Sao Paulo, Brazil
NUR Europe S.A. (NUR Europe)	100%	Brussels, Belgium
NUR Hungary Trading and Software Licensing Limited
Liability Company	100%	Budapest, Hungary
NUR Macroprinters (Shanghai) Ltd. (NUR Shanghai)	100%	Shanghai, China
NUR Media Solutions S.A. (NUR Media Solutions)	100%	Brussels, Belgium
Salsa Digital Printers Ltd. (Salsa Digital Printers)	100%	Texas, United States*
NUR Japan Ltd. (formerly Signtech Japan Ltd.) (NUR Japan)	100%	Tokyo, Japan
NUR Pro Engineering Ltd (NUR Pro Engineering)	50%	Rosh Ha'ain, Israel
Stillachem S.A. (Stillachem)	100%	Brussels, Belgium **

*	Salsa Digital Printers does business as NUR Engineering USA.

**	NUR acquired the remaining outstanding capital stock of Stillachem in May 2001. As a result, Stillachem became a wholly owned subsidiary of NUR. As part of the restructuring and consolidation of our ink research and development and manufacturing operations we have closed the Stillachem operations and have dissolved the company. The ink previously manufactured by Stillachem is now manufactured in San Antonio, TX by Salsa Digital Printers. The ink research and development is to be continued by NUR Media Solutions.

Israel

        NUR’s main facilities are located in the high-tech industrial zone in Lod, Israel, in a building that is approximately 50,000 square feet. We use this facility as our headquarters and for research and development. We have invested a total of approximately $2 million in improving this facility. The initial five-year lease of the Lod facility, which commenced November 20, 2000, provides for monthly rent of $63,000. The lease agreement grants NUR an option to continue the lease term for two consecutive periods of 2.5 years each.

        NUR Pro Engineering Ltd., a 50% owned affiliate, leases approximately 20,754 square feet in Rosh Ha’ain, Israel, for the manufacture and assembly of the NUR Blueboard and the NUR Fresco printers. The Rosh Ha’ain lease expires in October 2004.

United States

        NUR America leases office space in Newton, MA consisting of 26,500 square feet that it had previously used as the subsidiary’s headquarters, sales and marketing offices, and demonstration and service center. The Newton lease expires in January 2011. During 2002, NUR America sublet this space to a third party. The sublease expires in January 2011.

        In addition, NUR America leases and sub leases to a third party an additional 4,500 square feet of office space in Newton, MA that served in the past as extra space for NUR America’s headquarters. This lease was to expire in October 2008, however, NUR America has exercised an option for termination of the lease by October 2003, without penalty.

        As part of our restructuring plan in 2001, we consolidated our U.S. operations. NUR America, Inc. in Boston, MA and Salsa Digital Printers Ltd. in San Antonio, TX, were integrated into a single large facility in San Antonio, TX.

        Salsa Digital Printers leases 67,250 square feet in San Antonio, TX for use as a manufacturing facility for the Salsa product line and the NUR inks, as well as the headquarters for NUR America, NUR America’s sales and marketing offices, and NUR America’s training and service center. The San Antonio, TX lease expires in June 2006.

Europe

        NUR Europe leases approximately 1,970 square feet of office space in Louvain-la-Neuve, Belgium for use as the subsidiary’s headquarters and sales office, demonstration and service center. The Louvain-la-Neuve lease expires in March 2011. In 2000, NUR Europe expanded its headquarters space at the above location by an additional 12,355 square feet. The lease for the additional space expires in March 2012.

        NUR Media Solutions leases approximately 1,867 square feet office space in Louvain-la-Neuve, Belgium for use as office space. The Louvain-la-Neuve lease expires in November 2009. Pursuant to the liquidation of Stillachem and the transfer of its research and development to NUR Media Solutions, NUR Media Solutions leased an additional space of 5,025 square feet in Louvain-la-Neuve for use as its research and development center. This lease expires in September 2003.

Asia Pacific

        NUR Shanghai previously leased approximately 25,833 square feet of space for use as its headquarters, warehouse and demonstration center in a free trade zone in Shanghai, China. In December 2002, the Company updated its Asia Pacific operations, resulting in, among other things, the relocation of its Asia Pacific headquarters from Shanghai to Hong Kong. Pursuant to this relocation the Shanghai lease was terminated and a termination fee of approximately $13,000 was paid.

        NUR Shanghai also leased approximately 1,395 square feet of office space in Guangzhou and approximately 1,023 square feet in Beijing. The Guangzhou and Beijing leases expired on November 2002.

        NUR Asia Pacific leased office space of approximately 1,254 square feet in Hong Kong. This lease expired in December 2002. Following the relocation of the Company’s Asia Pacific headquarters from Shanghai to Hong Kong, NUR Asia Pacific transferred its offices to a new facility consisting of approximately 3,561 square feet. The lease for the new facility will expire in November 2004.

        In addition, NUR Asia Pacific leased office space of approximately 1,162 square feet in Singapore for use as a local sales office. The lease expired in March 2003. As a result of the consolidation of the Singapore office to the new headquarters in Hong Kong, the lease was not renewed.

Japan

        NUR Japan leases approximately 2,173 square feet of office space in Tokyo. The lease expires February 2004.

ITEM 5: Operating and Financial Review and Prospects

Operating Results

General

        NUR is a world leader in the market for the sale of wide format and super wide format digital printing systems. NUR develops, manufactures, sells and services digital, inkjet color printing systems for on-demand, production, wide format and super wide format printing. NUR also supplies inks and substrates that are consumable products for the operation of the Company’s Printers. NUR’s total revenues declined from $121.9 million in the year ended December 31, 2000 to $120.4 million in the year ended December 31, 2001, and to $85.3 million in the year ended December 31, 2002.

        We carry out our research and development activities at two locations, our facilities in Lod, Israel and in Belgium. NUR’s main sales and service activities are carried out through our wholly owned subsidiaries, NUR Europe, located in Brussels, Belgium, NUR America, located in San Antonio, TX (USA), NUR Asia Pacific located in Hong Kong, NUR DO Brazil Ltda., located in Sao Paulo, Brazil, NUR Japan located in Tokyo, Japan and through NUR Europe’s division of Middle East & Africa located in Belgium. In July 2000, we purchased all of the assets and assumed specified liabilities of Salsa Digital, Ltd. and related entities, previously one of our competitors in the digital printing market. The former Salsa Digital business is currently operated through Salsa Digital Printers Ltd. and NUR Hungary Trading and Software Licensing Limited Liability Company, both of which are wholly owned subsidiaries. NUR wholly owns NUR Media Solutions, located in Brussels, Belgium, which develops, markets and sells advanced consumables for the Company’s Printers. NUR owns 50% of NUR Pro Engineering Ltd. located at Rosh Ha’ain Israel, which is our main subcontractor for the assembly of the NUR Blueboard and NUR Fresco printers.

        NUR was incorporated as an Israeli corporation on July 29, 1987 and began operations in June 1991. Since October 1995, NUR’s ordinary shares have been traded on The Nasdaq National Market. NUR is currently quoted on The Nasdaq National Market under the symbol “NURM.” In November 2002, we received a compliance notice from The Nasdaq Stock Market, Inc., stating that, for a period of 30 consecutive trading days, our ordinary shares closed below the minimum bid price of $1.00 per share required for continued listing on The Nasdaq National Market. In accordance with Nasdaq’s Marketplace Rules, we had until May 5, 2003 to regain compliance with Nasdaq’s continued listing requirements. We have been unable to demonstrate compliance with the continued listing requirements and, accordingly, have applied to transfer our securities to The Nasdaq Small Cap Market.

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

        The sales and marketing expenses include the costs associated with the staff of the sales and marketing force of NUR and our subsidiaries, advertising and promotion of existing and new products, trade shows, commissions, and other marketing activities. Grants are netted from sales and marketing costs on an accrual basis as the related expenses are incurred. During the past couple of years, NUR has invested in the integration of the Salsa Digital and the NUR worldwide sales and service organizations, in order to strengthen the service and sales organizations of NUR Europe, (including the Middle East & Africa division), NUR America, NUR Asia Pacific, NUR DO Brazil and NUR Japan. NUR has also invested in the continuation of the development of NUR Media Solutions, a subsidiary dedicated to the development and marketing of consumables, mainly inks and clear coat varnishes for the use with NUR’s printers.

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

        NUR’s consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the U.S. For more information on NUR’s financial statements, please see NUR’s consolidated financial statements as of December 31, 2002, which are included as a part of this annual report on Form 20-F.

        The main sources of revenues for NUR are sales of the Company’s Printers and related consumable products. Revenues from sales of products are recognized upon delivery provided that the collection of the resulting receivable is probable, there is persuasive evidence of an arrangement, no significant obligations in respect of installation remain and the price is fixed or determinable. NUR does not grant a right of return.

        The Company maintains an allowance for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments, which is included in bad debt expense. The Company determines the adequacy of this allowance by regularly reviewing the complexion of its accounts receivable aging and evaluating individual customer receivables, considering customers’ financial condition, credit history and current economic conditions. If the financial condition of the Company’s customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required in future periods.

        On occasion, the Company’s subsidiaries engage in the sale of trade receivables with established commercial banking institutions. The Company provides the banking institutions with an unlimited guarantee securing the obligations of the subsidiaries under the trade receivables sale agreements. A total of $9.87 million and $10.18 million was sold to the banks during the quarters ending December 31, 2002 and December 31, 2001, respectively.

        In June 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 141, “Business Combinations”, and No. 142, “Goodwill and Other Intangible Assets”, effective for fiscal years beginning after December 15, 2001. Under these rules, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized but will be subject to annual impairment tests in accordance with the Statements. The Company has conducted an evaluation of its intangible assets as of December 31, 2002, which resulted in an impairment of $10.87 million of the Company’s intangible assets. Other intangible assets will continue to be amortized over their useful lives.

        In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (FAS 144), which addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of” and the accounting and reporting provisions of APB Opinion No. 30, “Reporting the Results of Operations for a Disposal of a Segment of a Business”. FAS 144 is effective for fiscal years beginning after December 15, 2001, with earlier application encouraged. The Company’s implementation of FAS 144 has resulted in the impairment of most of its intangible assets. See ITEM 18: “Financial Statements”.

        In April 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 145, “Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections,” (SFAS 145) which rescinds SFAS No. 4, “Reporting Gains and Losses from Extinguishment of Debt” and an amendment of that statement, and SFAS No. 64, “Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements.” SFAS No. 145 also rescinds SFAS No. 44, “Accounting for Intangible Assets for Motor Carriers.” In addition, SFAS No. 145 amends SFAS No. 13, “Accounting for Leases,” to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-lease back transactions. SFAS No. 145 also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. SFAS No. 145 is effective for fiscal years beginning after May 15, 2002. The Company does not expect the adoption of SFAS No. 145 will have a material impact on its results of operations or financial position.

        In June 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 146, “Accounting for Costs Associated with Exit or Disposal Activities,” (SFAS No. 146) which addresses significant issues regarding the recognition, measurement, and reporting of costs associated with exit and disposal activities, including restructuring activities. SFAS No. 146 requires that costs associated with exit or disposal activities be recognized when they are incurred rather than at the date of a commitment to an exit or disposal plan. SFAS No. 146 is effective for all exit or disposal activities initiated after December 31, 2002. The Company does not expect the adoption of SFAS No. 146 to have a material impact on our results of operations or financial position.

        In November 2002, the Financial Accounting Standards Board issued FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an interpretation of FASB Statements No. 5, 57, and 107 and Rescission of FASB Interpretation No. 34” (“FIN No. 45”). FIN No. 45 elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. FIN No. 45 does not prescribe a specific approach for subsequently measuring the guarantor’s recognized liability over the term of the related guarantee. It also incorporates, without change, the guidance in FASB Interpretation No. 34, “Disclosure of Indirect Guarantees of Indebtedness of Others,” which is being superseded. The disclosure provisions of FIN No. 45 are effective for financial statements of interim or annual periods that end after December 15, 2002 and the provisions for initial recognition and measurement are effective on a prospective basis for guarantees that are issued or modified after December 31, 2002, irrespective of a guarantor’s year-end. The Company does not expect the adoption of FIN No. 45 to have a material impact on its results of operations or financial position.

Geographic Breakdown of Revenues

        We sell our products and services throughout the world. Revenues are generally attributed to the location of the sale of the product or service to the end-user. The tables below shows the breakdown of revenues (dollars in thousands) by categories of activities and into geographic markets in the years ended December 31, 2002, 2001 and 2000. The “Others” category, below, includes, among other things, revenues generated by the service of the Company’s Printers.

Year Ended December 31,
REGION	2000	2001	2002
Middle-East & Africa	$ 6,632	$ 5,831	$ 3,536
Asia (except China)	$ 13,870	$ 20,338	$ 15,511
China	$ 12,353	$ 13,492	$ 4,436
Europe	$ 41,289	$ 41,757	$ 32,876
North & Latin America (except
U.S.A.)	$ 28,251	$ 15,999	$ 15,700

U.S.A	$ 19,529	$ 22,960	$ 13,196

Total Revenues	$121,924	$120,377	$ 85,255

Year Ended December 31,
CATEGORY	2000	2001	2002
Printers	$ 79,521	$ 65,265	$ 43,185
Ink	$ 24,101	$ 31,390	$ 21,904
Substrates	$ 12,013	$ 12,539	$ 10,418
Others	$ 6,289	$ 11,183	$ 9,748

Total Revenues	$121,924	$120,377	$ 85,255

Results of Operations

        The following table sets forth for the periods indicated certain line items from NUR’s statement of operations as a percentage of NUR’s sales:

	2000(1)	2001(2)	2002 (3)
Revenues	100%	100%	100%
Cost of sales of printers and related products	52.6	59.8	67.3
One time inventory write-off	-	3.2	1.1
Gross profit	47.4	37.0	31.6
Research and development expenses	12.3	9.0	10.8
Research and development expenses, net	12.0	8.5	9.1
Selling expenses, net	14.3	15.5	14.9
General and administrative ongoing expenses	10.5	11.1	14.1
General and administrative one time expenses	-	-	3.4
Amortization and impairment of goodwill and
other intangible assets	1.1	2.4	15.1
Operating income (loss)	9.5	(3.4)	(26.5)
Financial expenses, net	1.1	2.8	1.6
Other income (expense), net	-	0.3	0.1
Taxes on income (tax benefit)	1.0	(0.2)	-
Minority interest in earnings of a subsidiary	-	-	-
Equity in earnings (losses) of affiliates, net	(0.4)	0.1	-
Net income (loss)	7.0	(6.0)	(28.2)

(1)	Represents financial information for NUR together with our subsidiaries NUR Media Solutions, NUR America, NUR Europe, NUR Shanghai, NUR Asia Pacific, Salsa Digital Printers Ltd. (6 months), NUR Hungary Trading and Software Licensing Limited Liability Company, NUR DO Brazil Ltda., Encre Consumables B.V and NUR Japan.

(2)	Represents financial information for NUR together with our subsidiaries NUR Media Solutions, NUR America, NUR Europe, NUR Shanghai, NUR Asia Pacific, Salsa Digital Printers, NUR Hungary Trading and Software Licensing Limited Liability Company, NUR DO Brazil Ltda., Encre Consumables B.V, NUR Japan and Stillachem (last eight months). In May 2001, we purchased the remaining 49.9% of Stillachem S.A. We previously owned 50.1% of this subsidiary.

(3)	Represents financial information for NUR together with our subsidiaries NUR Media Solutions, NUR America, NUR Europe, NUR Shanghai, NUR Asia Pacific, Salsa Digital Printers, NUR Hungary Trading and Software Licensing Limited Liability Company, NUR DO Brazil Ltda., Encre Consumables B.V, NUR Japan and Stillachem.

Year Ended December 31, 2002 Compared with Year Ended December 31, 2001

       Revenues.        Revenues were approximately $85.3 million in the year ended December 31, 2002, compared to approximately $120.4 million in the year ended December 31, 2001. This decrease was mainly attributable to a weakened macroeconomic environment, a slowdown in capital equipment investments by customers, reduced demand for printing consumables, and heightened competition in our market and price reductions of our products.

       Gross Profit.        Gross profit was approximately $26.9 million, and $27.9 million excluding one-time inventory write-offs of $1.0 million, in the year ended December 31, 2002, compared to $44.5 million in the year ended December 31, 2001. The decrease in gross profits in 2002 was primarily due to a decline in our sales. In addition to those factors noted above, we believe the reduction in our sales can be attributed to, among other things, heightened competition and pressure on prices in both the printers and the consumables markets, and the entry of more local competition.

       Expenses.        Research and development costs, net of government grants, were approximately $7.7 million in the year ended December 31, 2002, compared to $10.2 million in the year ended December 31, 2001. NUR expects to continue to invest significant resources in research and development programs for new products and enhancements of existing products.

        Selling and marketing expenses were approximately $12.7 million in the year ended December 31, 2002, compared to approximately $18.7 million in the year ended December 31, 2001. As of December 31, 2001, NUR had received $1.27 million from the Marketing Fund for selling and marketing expenses. NUR is no longer eligible, however, for support from the Marketing Fund due to its reaching the maximum allowed export revenues. The majority of sales and marketing expenses were incurred by the following distribution subsidiaries: NUR Europe; NUR America; NUR Shanghai; and NUR Asia Pacific.

        General and administrative expenses were approximately $29.0 million, including amortization of goodwill and other intangible assets of $2.0 million, impairment of goodwill and other intangible assets of $10.9 million, and restructuring and other one-time expenses of $4.2 million, for the year ended December 31, 2002, compared to approximately $19.5 million in the year ended December 31, 2001. The restructuring efforts in 2002 consisted of a series of strategic initiatives intended to further reduce costs and increase efficiency, including the following: transfer of the Company’s headquarters in Asia from Shanghai to Hong Kong; workforce reduction; and salary cuts.

        Financial expenses, net decreased to $1.3 million in the year ended December 31, 2002, compared to $3.3 million in the year ended December 31, 2001. This decrease was mainly due to decline in interest rates paid by the Company in respect of long-term bank loans taken to finance the cash portion of the Salsa Digital acquisition in 2000 and foreign exchange gains.

       Taxes.        Taxes on income were $0.03 million in the year ended December 31, 2002, as compared to tax benefit of $(0.2) million in the year ended December 31, 2001.

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

        Gross Profit. Gross profit was approximately $48.5 million, excluding one-time inventory write-offs of $4.0 million, and $44.5 million including such charges in the year ended December 31, 2001, compared to $57.8 million in the year ended December 31, 2000. The decrease in gross profits in 2001 was primarily due to a decline in our sales, which subsequently led to an increase in the overhead and fixed costs in the cost of goods sold as a percentage of sales. In addition, the gross margins decreased as a result of the pressure we experienced on the price of our products throughout 2001.

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

        Selling and marketing expenses were approximately $18.7 million in the year ended December 31, 2001, compared to approximately $17.4 million in the year ended December 31, 2000. As of December 31, 2001, NUR received $1.27 million from the Marketing Fund for selling and marketing expenses. The majority of sales and marketing expenses were incurred by the following distribution subsidiaries: NUR Europe, NUR America, NUR Shanghai and NUR Asia Pacific.

        General and administrative expenses were approximately $19.5 million, including amortization of goodwill and other intangible assets of $2.9 million and restructuring and other one-time expenses of $3.2 million, for the year ended December 31, 2001, compared to approximately $14.2 million in the year ended December 31, 2000. The restructuring consisted of a series of strategic initiatives intended to further reduce costs and increase efficiency following the acquisition of Salsa Digital, including the following: consolidating the operations of NUR America and Salsa Digital Printing into one facility in San-Antonio, TX; consolidating the operations of Stillachem into the facility of Salsa Digital Printing in San Antonio; and, consolidating the Company’s research and development operations into the Company’s facility in Lod, Israel.

        Financial expenses, net increased to $3.3 million in the year ended December 31, 2001 compared to $1.4 million in the year ended December 31, 2000. This increase was mainly due to interest expenses in respect of long-term bank loans taken to finance the cash portion of the Salsa Digital acquisition.

       Taxes.        Tax benefit was $(0.2) million in the year ended December 31, 2001, as compared to tax expenses of $1.2 million in the year ended December 31, 2000. The tax benefit was attributed to losses incurred by the Company in 2001.

Impact of Inflation, Devaluation and Fluctuation of Currencies

        Most of NUR’s sales are in U.S. dollars. In addition, a substantial portion of costs are incurred outside Israel in U.S. dollars or paid in U.S. dollars or in NIS linked to the exchange rate of the U.S. dollar. Costs not effectively denominated in U.S. dollars are translated to U.S. dollars, when recorded, at prevailing exchange rates for the purposes of NUR’s consolidated financial statements, and will increase if the rate of inflation in Israel exceeds the devaluation of the Israeli currency against the U.S. dollar or if the timing of such devaluations were to lag considerably behind inflation. Consequently, NUR is and will be affected by changes in the prevailing NIS/U.S. dollar exchange rate.

        NUR might also be affected by the U.S. dollar exchange rate to the Euro.

        The annual rate of inflation in Israel was 0% in 2000, increased to 1.4% in the year ended December 31, 2001, and increased to 6.7% in the year ended December 31, 2002. The NIS was devalued against the U.S. dollar by approximately 2.7% in 2000, by approximately 9.3% in 2001, and by approximately 7.3% in 2002. NUR cannot predict whether the rate of devaluation of the NIS against the U.S. dollar will continue to exceed the rate of inflation in the future and whether these conditions will have a material adverse effect on NUR.

        The representative dollar exchange rate for converting the NIS to dollars, as reported by the Bank of Israel, was NIS 4.737 for one-dollar U.S. on December 31, 2002. The representative dollar exchange rate was NIS 4.416 on December 31, 2001 and NIS 4.041 on December 31, 2000.

        NUR’s transactions and balances denominated in U.S. dollars are presented at their original amounts. Non-dollar transactions and balances have been measured into U.S. dollars in accordance with Statement 52 of the FASB. All transaction gains and losses from remeasurement of monetary balance sheet items denominated in non-dollar currencies are reflected in the statement of operations as financial income or expenses, as appropriate. The average exchange rates during the years ended December 31, 2000, 2001 and 2002 were NIS, 4.024, 4.205 and 4.738 for one-dollar U.S., respectively. The exchange rate as of April 29, 2003 was 4.571 for one dollar.

Liquidity and Capital Resources

        During the past several years, we have funded our operations primarily through the private sale of our equity securities, commercial bank loans and through cash generated from operations.

         Operating activities

        In the year ended December 31, 2002, NUR had a net loss of $(24.1) million. Net cash used in operating activities was approximately $4.2 million. The main changes in NUR’s working capital were: (i) a decrease of approximately $8.0 million in trade accounts receivable; and (ii) a decrease of approximately $5.1 million in trade payables.

        In the year ended December 31, 2001, NUR had net loss of $(7.2) million. Net cash used in operating activities was approximately $0.2 million. The main changes in NUR’s working capital were (i) a decrease of approximately $7.0 million in trade accounts receivable, (ii) a decrease of approximately $3.2 million in trade payables and accrued expenses.

        In the year ended December 31, 2000, NUR had net income of $8.5 million. Net cash used in operating activities was approximately $10.2 million. The main changes in NUR’s working capital were (i) an increase of approximately $25.7 million in trade accounts receivable, (ii) an increase of approximately $9.4 million in inventories, (iii) an increase of approximately $7.2 million in trade payables, and (iv) an increase of approximately $4.7 million in accrued expenses and other liabilities.

         Investing activities

        Net cash used in investing activities was approximately $2.7 million in the year ended December 31, 2002, consisting mainly of purchase, net of property and equipment. Net cash used in investing activities was approximately $8.6 million in the year ended December 31, 2001, consisting mainly of purchase, net of property and equipment. Net cash used in investing activities was approximately $21.8 million in the year ended December 31, 2000, consisting mainly of $18.7 million in respect of the purchase of the Salsa Digital assets and liabilities and $3.2 million for equipment.

         Financing activities

        Net cash provided by financing activities in the year ended December 31, 2002 was approximately $5.8 million, deriving primarily from the sale, in January 2002, of an aggregate of 2,333,333 ordinary shares in a private placement, at a price of $3.00 per share, to the Investment Corp. of United Mizrahi Bank Ltd. generating total proceeds of $7.0 million. The Investment Corp. also received warrants to purchase an additional 612,500 ordinary shares at an exercise price of $4.50 per share, exercisable until January 17, 2006. During 2002, the Company refunded approximately $1.7 million on its long term loans.

        NUR maintained long and short-term credit facilities in an aggregate amount of approximately $37.9 million at December 31, 2002. At December 31, 2001, NUR had approximately $33.7 million in long-term loans from banks and others, and $5.1 million in short-term bank credit and short-term loans. NUR’s long-term loans are linked to the U.S. dollar and the Euro bearing interest at a rate ranging between 4.5% and 6.00%. In February 2002, the Company signed an amendment to its long-term loan agreements with Bank Hapoalim and Bank Leumi providing for the rescheduling of the repayment dates of the remaining long-term loans. Under the rescheduling agreements, the Company undertook, among other things, to maintain four financial ratios. During 2002, the Company failed to meet a number of these financial ratios as a result of a decrease in the Company’s revenues. However, the banks agreed in writing not to act upon their contractual rights pursuant to the defaults mentioned above. In March 2003, three of these four financial ratios were amended. We believe that the amendment of the financial ratios will allow a better alignment between the financial ratios and the Company’s current business plan. However, there can be no assurance that the Company will be able to comply with the bank covenants. NUR’s failure to comply with the bank agreements could have a material adverse effect on our business and financial results. For more information see “ITEM 10.C: Material Contracts.”

        As of December 31, 2002, total current assets of NUR amounted to approximately $70.3 million, out of which $10.5 million was in cash and cash equivalents, compared with total current liabilities of approximately $33.6 million. The decrease in current assets is attributable primarily to the decrease in accounts receivable.

        As of December 31, 2001, total current assets of NUR amounted to approximately $79.3 million, out of which $12.4 million was in cash and cash equivalents, compared with total current liabilities of approximately $37.4 million.

        Net cash provided by financing activities in the year ended December 31, 2001 was approximately $2.5 million derived from an increase in the Company’s short-term bank credit.

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

         Current and Future Capital Needs

        As a result of decreasing sales, NUR instituted a growth-renewal program in May 2002, which included a corporate reorganization plan, a workforce reduction of approximately 15% of our employees and salary cuts for most of the remaining employees. In addition, in November 2002, NUR implemented a plan to update our operations in the Asia Pacific region, which included the appointment of the Computer And Sign Technology Co. Ltd (CAST) as our exclusive distributor for the NUR Fresco product line in China. At the time we appointed CAST, we transferred our Asia Pacific headquarters to Hong Kong. This restructuring process resulted in the termination of approximately twenty employees, mainly in Shanghai. Total restructuring and other one-time expenses in 2002 amounted to $4.2 million. In addition, in 2002, NUR incurred one-time inventory write-off of approximately $1.0 million as a result of the transfer of our headquarters from Shanghai to Hong Kong.

        NUR has incurred operating losses during the last several quarters. NUR will require additional funds to be raised through public or private financing of debt or equity if we seek to expand our operations or if we do not meet our expected revenues in future quarters. If such funds are not raised, we may be unable to increase expenditures for research and development, production, or marketing of our products, any one of which could have an adverse effect on NUR’s business. There can be no assurance that such additional financing will be available or that, if available, it will be obtained on terms favorable to NUR. We currently have no commitments for additional financing and are exploring the possibility of raising additional capital.

        In this regard, NUR’s capital requirements and level of expenses depend upon numerous factors, including the scope and success of our marketing and customer service efforts, and of our research and development activities, as well as the demand for NUR’s products and services. Moreover, in the course of the bankruptcy proceedings of Moshe Nurie and the companies controlled by him, NUR in the future may be exposed to claims arising from the actions of Moshe Nurie despite the settlement of all material claims related to such persons and entities. Liabilities arising from any such claims may be material.

Research and Development, Patents and Licenses

        NUR’s research and development efforts, which currently engage approximately 50 employees, are focused on developing new products and technologies, enhancing the quality and performance relative to price of our existing products, reducing manufacturing costs, upgrading and expanding our product line through the development of additional features, and improving functionality in response to market demand.

        There are two research and development facilities, a facility at our headquarters in Lod, Israel, and a facility in Louvain-la-Neuve, Belgium.

        Total research and development expenses, before royalty bearing grants, were approximately $15.0 million, $10.9 million and $9.2 million, in the years ended December 31, 2000, 2001 and 2002, respectively. In the year ended December 31, 2000, $4.3 million of these expenses were related to the purchase of assets from Salsa Digital, resulting in a one time $4.3 million write-off assigned to research and development. Research and development expenditures are composed principally of salaries for employees, the hiring of subcontractors, depreciation of capital investment in infrastructure for software and electronic designs, and prototype material costs. See “ITEM 4: Information on NUR¯Research and Development.”

Trend Information

         Printers sales

        Revenues from sales of the Company’s Printers, which comprised 50.7% of the Company’s total revenues in 2002, declined by $22.1 million in 2002 compared to 2001. This decline was due to several factors, including a weakened macroeconomic environment, a slowdown in capital equipment investments by customers and heightened competition and pricing pressures. We have witnessed the expansion of the wide format market to new arenas, such as the UV curable flatbed printers. During 2002, for example, we provided technical previews of the NUR Tempo flatbed digital printer in prototype form. The NUR Tempo, still under development, is intended to print on a wide variety of both rigid and flexible materials including corrugated board, fluted polypropylene, PVC, glass, polycarbonate and standard rolled media using UV-curable inks. We expect the NUR Tempo to enter beta testing in the second half of 2003.

        There can be no assurance that NUR will be able to increase its market share in the wide and super wide format market or increase its revenues from sales of its printers.

         Consumables Sales

        During the past few years, NUR has focused on a recurring revenues strategy for consumables. The consumable business is composed of two families of products — specialized inks and specialized substrates. Revenues from consumables declined by 26.4% in 2002 compared to 2001, due to a continued increase in the competitiveness of the consumables market during 2002 and slow economic conditions worldwide. NUR is constantly working on development of new products intended to maintain a differentiation between our consumable products and those of our competitors.

        There can be no assurance that NUR will succeed in maintaining its market share in the consumables market or increase its revenues from sales of its consumables.

         Gross Margins

        The decline in gross margins in 2002 was mainly due to the decline of our sales coupled with the difficulties we encountered when trying to meet this decline with an equal reduction in the cost of goods sold.

         Industry

        With the cost of digital printing expected to decrease and the ability of digital technology expected to produce shorter runs more economically, we believe that the use of wide format and super wide format printing, such as that produced by the Company’s Printers, should grow over time, and that the portion of the market serviced by digital printing should continue to increase. The ability to produce wide format and super wide format images digitally has also opened new media opportunities for advertisers, such as mural printing, carpet printing, new forms of fleet graphics printing. The growth in demand for wide format digital printers is fueled both by the replacement of conventional print methods and the development of new printing applications.

        Although we expect the above trends to continue worldwide, the digital printing penetration rate to new markets may differ geographically.

         Restructuring Plans

        During 2002, NUR implemented additional restructuring initiatives. First, NUR implemented a corporate plan in order to create a more centralized, functional and cost-effective organizational structure. Second, the Company reduced headcount by approximately 50 positions during the second quarter of 2002, and reduced salaries for most of the remaining employees. Third, NUR relocated its Asian headquarters from Shanghai to Hong Kong, resulting in employee lay-offs and other relocation costs. Total restructuring costs for the year ended December 31, 2002 were $1.3 million.

ITEM 6: Directors, Senior Management and Employees

Directors and Senior Management

        The executive officers, senior managers and directors of NUR are as follows:

Name	Age	Position with NUR
Dan Purjes (2)	53	Chairman of the Board of Directors
Robert F. Hussey (1)(2)	54	Director
Oded Akselrod (6)	56	Director
Ilan Ben Gigi (5)	40	Director
Orit Leitman (1)(2)(4)	44	Director
Gideon Shenholz (1)(3)(4)	49	Director
David Amir	46	President and Chief Executive Officer
Hilel E. Kremer	41	Vice President of Finance and Chief Financial Officer
Eliahu Shalev	53	Vice President of Research and Development and Chief Operating Officer

(1)	Member of NUR's Audit Committee.

(2)	Member of NUR's Stock Option and Compensation Committee.

(3)	Member of the NUR's Non-Employee Director Share Option Plan Committee.

(4)	External Director.

(5)	Elected to serve on the Board of Directors pursuant to a voting arrangement between Dan Purjes and Isal Amlat Investments (1993) Ltd.

(6)	Elected to serve on the Board of Directors pursuant to a voting arrangement between Dan Purjes and the Investment Corp. of United Mizrahi Bank Ltd.

        The address of each of our executive officers, senior managers and directors is c/o NUR Macroprinters Ltd., 12 Abba Hilel Silver St., PO. Box 1281, Lod 71111, Israel.

        Dan Purjes has served as the Chairman of the Board of the Company since April 1997. Mr. Purjes is the Chairman and Chief Executive Officer of Rockwood Group LLC, a merchant and investment banking firm headquartered in New York City. Previously, Mr. Purjes was the Chairman and Chief Executive Officer of Josephthal Group, Inc., the parent company of Josephthal & Co. Inc. (“Josepthal”), an investment banking and brokerage firm that was acquired in 2001 by Fahnestock & Co. Inc., now operating as Oppenheimer and Company. Mr. Purjes was also the Chairman and Chief Executive Officer of FAS Holdings, Inc., the parent company of First Allied Securities, Inc., a retail brokerage firm with over 200 branch offices in the U.S., which was acquired in July 2002 by Wells Fargo & Company. Prior to joining Josephthal in 1985, Mr. Purjes was a Vice President with a number of securities firms, including Bear Stearns & Co. and L.F. Rothschild Unterberg Towbin, in their corporate finance and brokerage sales divisions. He began his Wall Street career at Morgan Stanley & Co. in 1978 as a director of their computer systems department. Prior to that, Mr. Purjes was a manager at Citibank and at Philip Morris International in their computer systems areas. Mr. Purjes earned B.S. and M.S. degrees in Computer Science from the City College of New York School of Engineering.

        Robert F. Hussey has served as a Director of the Company since September 1997. Mr. Hussey is a private investor. From June 1991 to April 1997, Mr. Hussey served as the President and Chief Executive Officer of Metrovision of North America. Prior thereto, from 1984 to 1991, Mr. Hussey served as the President, Chief Executive Officer and Director of POP Radio Corp., a company which he helped form. From 1979 to 1984, Mr. Hussey served as the Vice President/Management Supervisor for Grey Advertising, Inc. Mr. Hussey is also a director of Digital Lightwave, Inc., New World Power Corp., Digital Data Networks, Corp. and Axcess Inc., which are all publicly held companies. Mr. Hussey holds a B.S. degree in Finance from Georgetown University and an M.B.A. degree in International Finance from George Washington University.

        Oded Akselrod has served as a Director of the Company since February 2002. Mr. Akselrod is the General Manager of the Investment Corp. of United Mizrahi Bank Ltd., a wholly owned subsidiary of United Mizrahi Bank Ltd. Prior to joining the Investment Corp. of United Mizrahi Bank, from 1994 to 1997, Mr. Akselrod held the position of General Manager of Apex-Leumi Partners Ltd as well as Investment Advisor of Israel Growth Fund. Prior thereto, from 1991 to 1994, Mr. Akselrod served as General Manager of Leumi & Co. Investment Bankers Ltd. Mr. Akselrod began his career in various managerial positions in the Bank Leumi Group including member of the management team of Bank Leumi, Deputy Head of the International Division, head of the Commercial Lending Department of the Banking Division, member of all credit committees at the Bank, assistant to Bank Leumi’s CEO and Head of International Lending Division of Bank Leumi Trust Company of New York. Mr. Akselrod holds a Bachelor’s degree in Agriculture Economics from Hebrew University, Jerusalem and an M.B.A degree from Tel Aviv University. Mr. Akselrod is also a director of Moffet Technology Fund Israel Ltd., a publicly held company.

        Ilan Ben Gigi has served as a Director of the Company since March 2003. Mr. Ben Gigi is Chief Executive Officer of MVT Multi Vision Technologies Ltd. Prior to joining MVT, from 2000 to 2002, Mr. Ben Gigi served as Vice President of Business Development and Chief Executive Officer of Ormat Industries, Ltd. and Ormat Power Inc., respectively. Prior thereto, from 1997 to 2000, Mr. Ben Gigi served as Chief Executive Officer of Karaganda Power Ltd. in Kazakhstan. Mr. Ben Gigi holds a B.A. in Economics and a B.Sc with honors of Mechanical Engineering, both from Tel Aviv University, and an EMBA from the Senior Management Program (SMP) of the Technion Institute of Management.

        Orit Leitman has served as an External Director of NUR since November 2000. Ms. Leitman has served as Vice President of Finance of Paradigm Geophysical Ltd. since April 1999. From 1992 to 1999, Ms. Leitman served as Corporate Treasurer of Scitex Corporation Ltd. Ms. Leitman holds both a B.A. in Economics and an M.B.A. degree from the Tel-Aviv University.

        Gideon Shenholz has served as an External Director of NUR since November 2000. Mr. Shenholz has served as the Managing Director of Pegasus Technologies Ltd. since October 1995. Mr. Shenholz is one of the two founders of Pegasus Technologies Ltd., established in 1991, and one of the major shareholders in Pegasus Technologies Ltd. Prior thereto, from 1988 to 1991, Mr. Shenholz was a consultant in electronic warfare (EW), mainly to Tadiran Systems Ltd. (EW division). From 1981 to 1988, Mr. Shenholz served as a senior manager in Tadiran Systems Ltd. (EW division). Mr. Shenholz holds a B.Sc. Degree in Electronic Engineering from Technion, Haifa (1976) and a B.A. degree in Psychology from Tel Aviv University (1982).

        David Amir has been serving as NUR’s President and Chief Executive Officer since April 2003. Mr. Amir has also been serving as director of NUR Europe, NUR America, Salsa Digital Printers, NUR Media Solutions, NUR Asia Pacific and NUR Pro Engineering since April 2003. Prior to joining NUR, from 1999 to 2002, Mr. Amir served as President and Chief Executive Officer of Paspartoo Ltd., a high-tech company specializing in “virtual to print” technology. Mr. Amir was also the founder of Paspartoo Ltd. Prior thereto, from 1984 to 1999, Mr. Amir served in various research and development, marketing, customer support and senior management positions with Scitex Corporation. Mr. Amir’s last position with Scitex Corporation was Corporate Vice President of Business Development. Mr. Amir holds a B.Sc. in Electrical Engineering from Technion in Haifa.

        Hilel E. Kremer has served as the Chief Financial Officer and Vice President of Finance of NUR since December 1998. Mr. Kremer has also served as a Director of NUR Europe, NUR America and NUR Media Solutions since December 1998, of NUR Asia Pacific since April 1999, of Encre Consumables B.V since April 2000 and of NUR Hungary Trading and Software Licensing Limited Liability Company and of Salsa Digital Printers since May 2000. As of January 2001, Mr. Kremer has also served as a Director of NUR Japan since January 2001. Prior to joining NUR, from 1993 to 1998, Mr. Kremer served in various management positions with Scitex Corporation. Mr. Kremer’s last position with Scitex was Vice President of Finance and Chief Financial Officer of Scitex Asia Pacific, and prior thereto, Mr. Kremer held several positions in the finance organization of Scitex Europe. Prior to joining Scitex, Mr. Kremer held various positions in the budgeting department of the Israeli Finance ministry. Mr. Kremer holds a B.A. in Economics from Hebrew University, Jerusalem, and an M.B.A. degree from INSEAD, France.

        Eliahu Shalev has served as Vice President of Research and Development since March 2001, as well as Chief Operating Officer since November 2001. Prior to joining NUR, from April 2000 to February 2001, Mr. Shalev served as corporate Vice President of CreoScitex, heading the Output Division in Herzelia and Vancouver. From May 1981 to March 2000, Mr. Shalev served in various research and development management positions with Scitex Corporation Ltd. Mr. Shalev holds a B.Sc. in Electrical Engineering from Ben Gurion University in Israel and an MSC in Electrical Engineering from Technion Haifa. He also holds an M.B.A. degree from Tel Aviv University.

Compensation of Officers and Directors

        In the year ended December 31, 2002, the aggregate compensation paid to the executive officers and directors of NUR (a total of 11 persons) amounted to approximately $1.15 million. This amount includes the amount of compensation paid and benefits in kind granted to these persons by NUR and our subsidiaries.

        The executive officers of NUR received part of the compensation set forth above under NUR’s Management by Objectives (MBO) Compensation Plan. The MBO sets annual individual goals to be achieved by the executive officers throughout the year. The percentage of individual achievement determines the percent of the MBO bonus paid to each executive officer. The MBO plan for the benefit of NUR’s Chief Executive Officer is administered by the Stock Option and Compensation Committee. The MBO plan for the benefit of the other executive officers is administered by the Chief Executive Officer. A portion of the bonus amounts are paid in cash in the year for which they are awarded and the balance is paid in cash in the year following the financial year for which they are awarded.

        In addition, a total of 695,334 options were granted in 2002 to executive officers and directors to purchase ordinary shares, of which 670,334 were granted pursuant to the executive officers' participation in the tender offer filed by the Company in May 2002. The tender offer provided option holders with the right to cancel and exchange certain options granted to them under the Company’s 2000 Stock Option Plan, 1997 Stock Option Plan and 1995 Israel Stock Option Plan. Of the 670,334 options granted to executive officers under the tender offer, 129,000 were granted pursuant to the cancellation of options granted in 2002. The 695,334 options granted had a weighted average exercise price of $0.85 and have expiration dates in 2012.

        Pursuant to an employment agreement, Mr. Erez Shachar, in his capacity as President and Chief Executive Officer of NUR, earned an annual salary of $213,459 during 2002. In addition, for various services rendered to NUR Europe and NUR Media Solutions by Sorly Ltd., a company wholly owned by Erez Shachar, NUR Europe and NUR Media Solutions each paid Sorly Ltd. an the annual sum of $30,201.5 during 2002. Mr. Shachar resigned his position as President and Chief Executive Officer of NUR on April 1, 2003, and is now working with the Company as a consultant.

        We pay our non-employee and external Directors remuneration for their services as directors. This remuneration includes an annual payment of $8,000 and additional payments of approximately $500 per meeting and $250 per committee meeting. The Chairman of the Board and Chairman of any committee are also entitled to receive an additional annual fee of $5,000. Each non-employee and non-external Director (other than Dan Purjes) also receives an annual grant of options to purchase 10,000 ordinary shares under the conditions set forth in NUR’s 1998 Non-Employee Director Share Option Plan. Directors who are also employees do not receive additional compensation for serving as directors. The Directors do not receive any additional remuneration upon termination of their services as directors.

        NUR’s shareholders approved at the Annual Shareholders meeting held on February 12, 2002 a Terms of Service agreement with Mr. Dan Purjes effective as of January 1, 2002. In his capacity as Chairman of the Board, Mr. Purjes will receive an annual fee of $125,000 to be due and paid in ordinary shares to Rockwood Group LLC., a company wholly owned by Mr. Dan Purjes. The fee shall be paid quarterly, at the end of each quarter, by way of issuing ordinary shares valued at $31,250. Such annual fee shall be in lieu of any and all payments, which are due to Mr. Purjes in his capacity as a Director, Chairman of the Board, and a member of any committees of the Board, including the right to receive options to purchase ordinary shares in accordance with the Company’s 1998 Share Option Plan for Non-Employee Directors.

Outstanding Options and Warrants

        As of March 31, 2003, NUR had outstanding options under NUR’s stock option plans to purchase a total of 1,970,904 of its ordinary shares. Of such options, 72,833 have been issued under the 1995 Israel Stock Plan, 994,134 have been issued under the 1997 Stock Option Plan, 95,001 have been issued under the 1998 Non-Employee Director Share Option Plan and 808,936 have been issued under the 2000 Stock Option Plan. The options granted under the 1995 Plan, the 1997 and the 2000 Plan are subject to various vesting requirements and have been issued at exercise prices ranging from $0.35 to $13.50 per share with various expiration dates. The options granted under the 1998 Plan are not subject to vesting requirements and have an exercise price ranging from $0.37 to $13.50 per share, with various expiration dates. See Note 15 to NUR’s consolidated financial statements included as a part of this annual report on Form 20-F for more details.

        On May 17, 2002, NUR filed a tender offer with the Securities and Exchange Commission pursuant to which option holders had the right to cancel and exchange certain options granted to them under the Company’s 2000 Stock Option Plan, 1997 Stock Option Plan and 1995 Israel Stock Option Plan. Pursuant to the terms and conditions of the tender offer, the new options were to be granted six months and one day from the date the old options were canceled, at an exercise price equal to the market price on the date of the new grant. In order to receive the new options, option holders were required to continue to have a service relationship with the Company or any of its subsidiaries until the new grant date. 2,027,166 ordinary shares, representing 93% of the outstanding options under the Company’s 2000 Stock Option Plan, 1997 Stock Option Plan and 1995 Israel Stock Option Plan, were available for exchange under the tender offer. The tender offer expired on June 15, 2002 and resulted in the cancellation of 1,245,316 options with varying exercise prices.

        As of March 31, 2003, NUR had outstanding warrants exercisable into a total of 1,110,911 ordinary shares. Of such warrants, (i) 50,000 were issued to Josephthal & Co., Inc. as placement agent in connection with NUR’s private placement between September and December 1997 and subsequently transferred by Josephthal to Mr. David Fuchs, (ii) 25,000 were issued to Cruttenden Roth Incorporated in connection with its role as “qualified independent underwriter” in a registration of ordinary shares on behalf of certain selling security holders, (iii) 15,000 were issued to Zamir & Barak in partial consideration for legal services rendered on behalf of NUR, (iv) 37,411 were issued to Investec Clali Trust Company Ltd. as placement agent in connection with NUR’s private placement in September 2000, (v) 612,500 were issued to the Investment Corp. of United Mizrahi bank Ltd. as part of the private placement in January 2002, (vi) 70,000 were issued to Bank Hapoalim as part of the rescheduling of NUR’s long-term debts, (vii) 50,000 were issued to Bank Leumi as part of the rescheduling of NUR’s long-term debts (viii) 140,000 were issued to Bank Hapoalim as part of the amendments of the covenants governing the rescheduling of NUR’s long-term debts, (ix) 100,000 were issued to Bank Leumi as part of the amendments of the covenants governing the rescheduling of NUR’s long-term debts, and (x) 11,000 were issued to Poalim Capital Markets as part of the settlement of the litigation discussed in ITEM 4: “Legal Proceedings”. The Fuchs warrants are exercisable at $1.00. The Company extended the exercise period for the Fuchs warrants to December 2005 in consideration for certain services provided by Fuchs. The Cruttenden Roth warrants are exercisable at $4.50 per share from February 2000 to February 2004. The Zamir & Barak warrants are exercisable at $2.75 per share from January 2000 to January 2004. The Investec Clali warrants are exercisable at $13.365 no later than September 2005. The Mizrahi warrants are exercisable at $4.50 no later than January 2006. The Bank Hapoalim and Bank Leumi warrants are exercisable at $5.00 no later than February 2006. The additional Bank Hapoalim and Bank Leumi warrants are exercisable at $0.34 no later than March 2007. The Poalim Capital Markets warrauts are exercisable at $0.784 no later than November 2006.

        Of the options and warrants described above, directors and executive officers of NUR hold options and warrants to purchase an aggregate of 956,168 ordinary shares issuable pursuant to exercise of such securities.

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

        NUR’s 1995 Israel Stock Option Plan provides that it may be administered by the Board or by a committee appointed by the Board and is currently administered by the Stock Option and Compensation Committee subject to Board approval. The Board determines the employees and consultants who are granted options under the 1995 Israel Stock Option Plan, the timing of such grants, the terms thereof and the number of shares to be covered thereby. The Board also determines the exercise price for ordinary shares subject to the performance and consultants options under the 1995 Israel Stock Option Plan and the exercise price for the service options; provided that in no case shall the exercise price of any service option be less than 80% of the fair market value of such ordinary shares at the date of grant. Service options usually vest over a four-year period. One-third of the service options vest after the second annual anniversary of the date of grant with an additional one-third vesting on the third and fourth anniversary of the date of grant, respectively. Performance options vest under the same terms as applicable to the service options. Consultants options vest over a specified period of time based on past or future services rendered or performance targets to be achieved by NUR as determined by the Board. Notwithstanding the foregoing, the consultants options expire ten years following the date of grant. No option may be assigned or transferred except by will or the laws of descent and distribution.

        Under the 1995 Israel Stock Option Plan, for Israeli employees, options and ordinary shares issuable upon the exercise of options granted to Israeli employees of NUR are held in a trust until the payment of all taxes due with respect to the grant and exercise (if any) of such options.

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

        The exercise price of the option shares under the 1997 Stock Option Plan is determined by the Board, provided, however, that the exercise price of any option granted shall not be less than eighty percent (80%) of the stock value at the date of grant of such options. The stock value at any time is equal to the then current fair market value of NUR’s ordinary shares. For purposes of the 1997 Stock Option Plan, the fair market value means, as of any date, the last reported sale price, on such date, of the ordinary shares on such principal securities exchange of the most recent prior date on which a sale of the ordinary shares took place.

        The Board determines the term of each option granted under the 1997 Stock Option Plan; provided, however, that the term of an option shall not be for more than ten (10) years. Upon termination of employment, all unvested options lapse. Pursuant to the 1997 Stock Option Plan, options shall vest over a three-year period, provided that the Board may determine different vesting schedules.

        The options granted are subject to restrictions on transfer, sale, or hypothecation. All options and ordinary shares issuable upon the exercise of options granted to Israeli employees of NUR prior to January 1, 2003, are held in trust for a minimum of two years in accordance with Section 102 of the Israel Income Tax Ordinance.

1998 Non-Employee Director Share Option Plan

        In 1998, NUR adopted the 1998 Non-Employee Director Share Option Plan to provide for grants of options to purchase ordinary shares to non-employee directors of NUR. The 1998 Plan is administered by the Non-Employee Director Share Option Committee subject to Board approval. An aggregate amount of not more than 250,000 ordinary shares is reserved for grants under the 1998 Plan. The 1998 Plan will expire on December 8, 2008 (10 years after adoption), unless earlier terminated by the Board.

        Under the 1998 Non-Employee Director Share Option Plan, each non-employee director that served on the 1998 “Grant Date,” as defined below, automatically received an option to purchase 10,000 ordinary shares on such Grant Date and will receive an option to purchase an additional 10,000 ordinary shares on each subsequent Grant Date thereafter provided that he or she is a non-employee director on the Grant Date and has served as such for the entire period since the last Grant Date. The “Grant Date” means, with respect to 1998, October 26, 1998, and with respect to each subsequent year, August 1. Directors first elected or appointed after the 1998 Grant Date, will automatically receive on such director’s first day as a director an option to purchase up to 10,000 ordinary shares prorated based on the number of full months of service between the prior Grant Date and the next Grant Date. Each such non-employee director would also automatically receive, as of each subsequent Grant Date, an option to purchase 10,000 ordinary shares provided he or she is a non-employee director on the Grant Date and has served for the entire period since the last Grant Date.

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

        The Board has broad discretion to determine the persons entitled to receive options under the 2000 Stock Option Plan, the terms and conditions on which options are granted, and the number of ordinary shares subject thereto. The exercise price of the option shares under the 2000 Stock Option Plan is determined by the Board, provided, however, that the exercise price of any option granted shall not be less than eighty percent (80%) of the stock value at the date of grant of such options. The stock value at any time is equal to the then current fair market value of NUR’s ordinary shares. For purposes of the 2000 Stock Option Plan, the fair market value means, as of any date, the last reported sale price, on such date, of the ordinary shares on such principal securities exchange of the most recent prior date on which a sale of the ordinary shares took place.

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

        The options granted are subject to restrictions on transfer, sale or hypothecation. Under the 2000 Stock Option Plan, for Israeli employees who were granted options prior to January 1, 2003, options and ordinary shares issuable upon the exercise of options granted to Israeli employees of NUR can be held in a trust until the payment of all taxes due with respect to the grant and exercise (if any) of such options.

Indemnification of Executive Officers and Directors

        At the Annual Shareholders meeting held on February 12, 2002, NUR’s shareholders authorized the Company to enter into indemnification agreements with each of its current and future Directors. According to the terms of the indemnification agreements, the Company shall, subject to the provisions of the indemnification agreement, indemnify each Director for the following:

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

Board Practices

        Terms of Directors

        The Board of Directors currently consists of six members, including two external directors. Unless otherwise prescribed by resolution, the Board shall consist of not less than four (4) nor more than twelve (12) directors. The members of the Board are elected annually at NUR's annual shareholders' meeting and remain in office until the next annual shareholders' meeting, unless the director has previously resigned, vacated his office, or was removed in accordance with NUR's Articles of Association. The previous Annual Meeting was held on December 12, 2002. In addition, the Board may elect additional members to the Board. The members of the Board do not receive any additional remuneration upon termination of their services as directors.

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

Committees of the Board of Directors

         Approval of Certain Transactions Under the Israeli Companies Law; Audit Committee

        The Companies Law requires disclosure by an "Office Holder" (as defined below) to NUR in the event that an Office Holder has a direct or indirect personal interest in a transaction to which NUR intends to be a party, and codifies the duty of care and fiduciary duties which an Office Holder has to NUR. An "Office Holder" is defined under the Israeli Companies Law as a director, general manager, chief business manager, vice general manager, other manager directly subordinate to the general manager and any other person assuming the responsibilities of any of the foregoing positions without regard to such person's title.

        The Israeli Companies Law requires that certain transactions, actions and arrangements must be approved by the Audit Committee, by the Board and, in certain circumstances, by the shareholders of NUR. NUR is also required to maintain the Audit Committee as a result of the inclusion for quotation of the ordinary shares on the Nasdaq National Market or the Nasdaq SmallCap Market. The Audit Committee must be composed of members of the Board who are not employees of NUR and the external directors. In addition, the majority of members of the Audit Committee may not be holders, directly or indirectly through family members, of more than five percent of the ordinary shares.

        NUR's Audit Committee currently consists of Orit Leitman, Gideon Shenholz and Robert F. Hussey. Approval by the Audit Committee and the Board is required for (i) proposed transactions to which NUR intends to be a party in which an Office Holder has a direct or indirect personal interest, (ii) actions or arrangements which may otherwise be deemed to constitute a breach of fiduciary duty or of the duty of care of an Office Holder to NUR, (iii) arrangements with directors as to the terms of office or compensation, (iv) indemnification of Office Holders, and (v) compensation and scope of work of the Independent Auditor. Arrangements with directors as to the terms of their service or compensation also require shareholder approval. All arrangements as to compensation of Office Holders who are not directors require approval of the Board. In certain circumstances, the matters referred to in (i), (ii), and (iv) may also require shareholder approval.

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

        The requirements of The Nasdaq Stock Market, Inc. provide that the Audit Committee reports, among other things, that it has reviewed and discussed the consolidated financial statements for the year ended December 31, 2002 with the management of NUR.

        The Audit Committee has discussed with the independent auditor the matters covered by Statement on Auditing Standards No. 61, as well as the independence of the independent auditor, and was satisfied as to the independent auditor's compliance with said standards.

         Stock Option and Compensation Committee

        In March 1998, NUR established a Stock Option and Compensation Committee to administer NUR's stock option plans, other than the 1998 Non-Employee Director Share Option Plan. The Stock Option and Compensation Committee is charged with administering and overseeing the allocation and distribution of stock options under the approved stock option plans of NUR and approval of the NUR's executive officers' annual compensation. The Companies Law provides that the Board is not entitled to delegate to Board committees its power, among other things, to allocate shares or securities convertible into shares of NUR. Accordingly, all recommendations of the Stock Option and Compensation Committee are subject to the Board approval. The Stock Option and Compensation Committee is presently composed of three members: Dan Purjes, Orit Leitman and Robert F. Hussey.

         Non-Employee Director Share Option Plan Committee

        In February 1999, NUR established a committee to administer the NUR's 1998 Non-Employee Director Share Option Plan (the "NEDSOP Committee"). The NEDSOP Committee is charged with administering and overseeing the allocation and distribution of stock options under the 1998 Non-Employee Director Share Option Plan. The Israeli Companies Law provides that the Board is not entitled to delegate to Board committees its power, among other things, to allocate shares or securities convertible into shares of NUR. Accordingly, the NEDSOP Committee recommendations are subject to the Board's approval. The NEDSOP Committee is presently composed of one member: Gideon Shenholz.

Employees

As of December 31, 2002, we had 355 employees and independent contractors compared to 404 employees and independent contractors as of December 31, 2001. The 14% decrease was primarily due to the restructuring and consolidation of NUR's operations during 2002. Of NUR's 355 employees and independent contractors, as of December 31, 2002, 67 were in sales and marketing, 52 were in research and development, 83 were in customer support, 83 were in operations and production, and 70 were in finance and administration. As of December 31, 2002, we had 104 employees located in Israel, 80 employees located in Belgium, 108 employees located in the U.S. and 63 employees located in Asia Pacific. We believe our relations with employees are satisfactory.

Share Ownership

        The following table sets forth certain information regarding the beneficial ownership of NUR's ordinary shares as of March 31, 2003 of (i) each director of NUR and (ii) each executive officer of NUR. All of the information with respect to beneficial ownership of the ordinary shares is given to the best of NUR's knowledge and has been furnished in part by the respective directors and executive officers.

Name of Beneficial Owner	Number of Shares Beneficially Held(1)	Percent of Class
Dan Purjes(2)	4,906,057	28.5
David Amir(3)	-	-
Hilel E. Kremer	*	*
Eliahu Shalev	*	*
Ilan Ben Gigi	*	*
Robert F. Hussey	*	*
Orit Leitman(4)	-	-
Gideon Shenholz(4)	-	-
Oded Akselrod(4)	-	-

•	Less than one percent of the outstanding ordinary shares.

(1)	As used in this table, "beneficial ownership" means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security. For purposes of this table, a person is deemed to be the beneficial owner of securities that can be acquired within 60 days from March 31, 2003 through the exercise of any option or warrant. Ordinary shares subject to options or warrants that are currently exercisable or exercisable within 60 days are deemed outstanding for computing the ownership percentage of the person holding such options or warrants, but are not deemed outstanding for computing the ownership percentage of any other person. The amounts and percentages are based upon 17,205,779 ordinary shares outstanding as of March 31, 2003.

(2)	According to Amendment No. 4 to Schedule 13-D filed by Mr. Purjes with the Securities and Exchange Commission on December 23, 2002, Mr. Purjes beneficially owned 4,906,057 ordinary shares of NUR, or 28.5% percent of the NUR's ordinary shares, as of December 23, 2002.

(3)	Under the terms and conditions of David Amir's employment agreement, the Company has undertaken a contractual obligation to grant to David Amir, Chief Executive Officer and President of the Company, an option to purchase up to 400,000 ordinary shares of the Company at market price on date of grant. The options will be granted under the 2000 Employee Stock Option Plan upon its amendment pursuant to the Israeli tax reform of 2003.
(4)	Orit Leitman, Gideon Shenholz and Oded Akselrod do not hold any ordinary shares or options to purchase ordinary shares of NUR.

        The directors and officers of NUR hold, in the aggregate, options and warrants exercisable into 956,168 ordinary shares. Under the 1998 Share Option Plan for Non-Employee Directors (the “1998 Plan”), each of Messrs. Robert Hussey, Dan Purjes, who are Directors of the Company, were granted on October 26, 1998, August 1, 1999, August 1, 2000 and August 1, 2001, respectively, options to purchase 10,000 Ordinary Shares of the Company. Robert Hussey has been granted an additional 10,000 options on August 1, 2002. Doron Tsur, a Director of the Company as of July 2001, was granted 834 options on July 2, 2001 and 10,000 options on August 1, 2002. Ilan Ben Gigi, a Director of the Company as of March 11, 2003, was granted 4,167 options on March 11, 2003. The exercise price for the underlying shares of such options is the “Fair Market Value” (as defined in the 1998 Plan) of the ordinary shares of the Company at the date of grant.

ITEM 7: Major Shareholders and Related Party Transactions

Major Shareholders

        The following table sets forth information regarding the beneficial ownership of NUR’s ordinary shares as of March 31, 2003, by each person known by NUR to be the beneficial owner of more than 5% of our outstanding ordinary shares. Each of our shareholders has identical voting rights with respect to its shares. All of the information with respect to beneficial ownership of the ordinary shares is given to the best of NUR’s knowledge and has been furnished in part by the beneficial owner.

	Ordinary Shares Beneficially Owned	Percentage of Ordinary Shares Beneficially Owned (1)
Dan Purjes (2)	4,906,057	28.5%
Investment Corp. of United Mizrahi Bank Ltd. .	2,333,333	13.56%

(1)	Based on a total of 17,205,779 ordinary shares outstanding as of March 31, 2003.

(2)	Dan Purjes is the Chairman of NUR. According to Amendment No. 4 to Schedule 13-D filed by Mr. Purjes with the Securities and Exchange Commission on December 23, 2002, Mr. Purjes beneficially owned 4,906,057 ordinary shares of NUR, or 28.5% percent of the NUR's ordinary shares, as of December 23, 2002

        As of March 31, 2003, there were 77 record holders of ordinary shares, of which 39 represented United States record holders holding approximately 78.8% of the outstanding ordinary shares of NUR.

Related Party Transactions

        For various services rendered to NUR Europe S.A. and NUR Media Solutions S.A. by Sorly Ltd., a company wholly owned by Erez Shachar, NUR Europe S.A. and NUR Media Solutions S.A. each paid Sorly Ltd. the annual sum of $30,201.50 during 2002.

        At the Annual Meeting of Shareholders meeting held on February 12, 2002, NUR’s shareholders approved a Terms of Service agreement with Mr. Dan Purjes effective as of January 1, 2002. In his capacity as Chairman of the Board, Mr. Purjes will receive an annual fee of $125,000 to be due and paid in ordinary shares of the Company to Rockwood Group LLC, a company wholly owned by Dan Purjes. Until decided otherwise by the Company’s Audit Committee, the fee shall be paid quarterly, at the end of each quarter, by way of issuing ordinary shares valued at $31,250. Such annual fee shall be in lieu of any and all payments which are due to Mr. Purjes in his capacity as a member of the Board, Chairman of the Board, and a member of any committees of the Board, including the right to receive options to purchase ordinary shares in accordance with the Company’s 1998 Share Option Plan for Non-Employee Directors.

        In October 2000, NUR loaned Hilel E. Kremer NIS 85,744 (approximately $17,350). The loan agreement provides for a three-year term loan linked to the consumer price index at an interest of 4% per annum. As of April 30, 2003, NIS 103,676.88 (approximately $22,742) was outstanding under Mr. Kremer’s loan. In October 2000, NUR loaned Ron Michael NIS 80,700 (approximately $16,300). The loan agreement provides for a three-year term loan linked to the consumer price index at an interest of 4% per annum. As part of Mr. Michael’s severance agreement, the Company agreed to forgive the loan including all accrued linkage and interest.

        See “ITEM 10: Additional Information—Material Contracts” and Note 14 to NUR’s consolidated financial statements, which are included as a part of this annual report, for a further discussion of transactions and balances with related parties.

Interests of experts and counsel

        Not Applicable.

ITEM 8: Financial Information

         See pages F-1 to F-44.

ITEM 9: The Offer and Listing

        Not Applicable, except for ITEMS 9.A.4 and Item 9.C, which are detailed below.

        NUR’s ordinary shares are quoted on the Nasdaq National Market under the symbol “NURM.” NUR’s ordinary shares have been traded on the Nasdaq National Market since October 1995. On November 2002, we received a compliance notice from The Nasdaq Stock Market, Inc., stating that, for a period of 30 consecutive trading days, our ordinary shares closed below the minimum bid price of $1.00 per share as required for continued listing on The Nasdaq National Market. In accordance with Nasdaq’s Marketplace Rules, we had until May 5, 2003 to regain compliance with Nasdaq’s continued listing requirements. We have been unable to demonstrate compliance with the continued listing requirements and, accordingly, have applied to transfer our securities to The Nasdaq SmallCap Market.

        The prices set forth below are high and low closing market prices for the ordinary shares of NUR as reported by Nasdaq National Market for the fiscal year ended December 31 of each year indicated below, as of the end of each fiscal quarter indicated below, and for each month for the six-month period ending April 30, 2003. Such quotations reflect inter-dealer prices, without retail markup, markdown, or commission and may not necessarily represent actual transactions.

Year	High (US)	Low (US)
1998	$ 4.50	$ 1.63
1999	13.00	2.38
2000	21.00	7.31
2001	9.75	2.29
2002	3.61	0.50

2001
First Quarter	$ 9.75	$ 5.94
Second Quarter	6.30	3.75
Third Quarter	5.77	3.18
Fourth Quarter	3.74	2.29

2002
First Quarter	$ 3.65	$ 2.47
Second Quarter	2.79	0.80
Third Quarter	1.60	0.28
Fourth Quarter	0.99	0.50

2003
First Quarter	$ 0.60	$ 0.25

Most Recent Six Months	High	Low
April 2003	$ 0.45	$ 0.3
March 2003	0.44	0.32
February 2003	0.41	0.25
January 2003	0.60	0.36
December 2002	0.99	0.51
November 2002	0.85	0.50

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

Purpose and Objective

        Pursuant to Section 3.1 of NUR’s Articles, our objective is to undertake any lawful activity, including any objective set forth in our Memorandum of Association. Pursuant to Section 3.2 of our Articles, our purpose is to operate in accordance with commercial considerations with the intentions of generating profits.

Board of Directors

        Under the Israeli Companies Law, 5759-1999, the Board is authorized to set NUR’s strategy and supervise the performance of the duties and actions of NUR’s Chief Executive Officer. The Board may not delegate to a committee of the Board or the Chief Executive Officer the right to decide on certain of the authorities vested with it, including determination of NUR’s strategy, distributions, issuances of securities and approval of financial reports. The powers conferred upon the Board are vested in the Board as a collective body and not in each one or more of the directors individually. Unless otherwise set forth in a resolution of the shareholders, the Board shall consist of not less than four (4) nor more than twelve (12) directors (including any external directors whose appointment is mandated under the Companies Law).

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

        Subject to the provisions of Israeli Companies Law, the Board may approve each of the following transactions that are not detrimental to the best interest of NUR: (i) a transaction to which NUR is a party to, and in which an officer of NUR has an interest; (ii) a transaction between NUR and an officer of NUR; (iii) a private offer of NUR’s securities to a holder of five percent (5%) or more of NUR’s shares; or (iv) such other transactions that require special approval pursuant to the Companies Law. In the event of an extraordinary transaction or the approval of the terms of service or employment (including any waiver, insurance or indemnification) of an officer of NUR, such transaction shall require additional approvals of the Audit Committee, or of the Audit Committee and of a meeting of shareholders, by regular or special majority, all as stipulated by the Companies Law. Any officer who has an interest in a transaction shall not participate in the meeting of the Board or Audit Committee in which such transaction is considered and shall not vote in such meeting, provided that if the majority of the members of the Board or the Audit Committee have an interest in the transaction, they may attend and vote at the meeting and then the transaction must also be approved by a general meeting.

        No person shall be disqualified to serve as a director by reason of his not holding shares in NUR. Additionally, there is no age limit for the retirement of directors.

        Rights of Shareholders

        No preemptive rights are granted to holders of ordinary shares under the Articles or the Israeli Companies Law. Each ordinary share is entitled to one vote on all matters to be voted on by shareholders, including the election of directors. Non-residents of Israel may freely hold and trade the ordinary shares pursuant to general and specific permits issued under Israel’s Currency Control Law, 1978. Neither the Memorandum of Association nor the Articles make any distinction between residents and non-residents of Israel with respect to the ownership of ordinary shares. The Memorandum of Association, the Articles and Israeli law do not make any distinction between residents and non-residents of Israel with respect to the voting rights related thereto.

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

        On August 18, 1999, pursuant to the purchase of 600,000 ordinary shares of the Company by Isal Amlat Investments (1993), a shareholders agreement was signed between Isal and Dan Purjes providing for, among other things, Dan Purjes voting the ordinary shares over which he has voting control in favor of one designee selected by Isal to serve as a director on the Company’s board of directors. This agreement will terminate in the event that either Isal holds less than 4% of the Company’s outstanding ordinary shares or Dan Purjes holds less than 20%.

        On January 17, 2002, pursuant to the purchase of 2,333,333 ordinary shares of the Company and of warrants exercisable for 612,500 ordinary shares of the Company by Investment Corp. of United Mizrahi Bank Ltd., a shareholders’ agreement was signed between Mizrahi and Dan Purjes providing for, among other things, Dan Purjes voting the ordinary shares over which he has voting control in favor of one designee selected by Mizrahi to serve as a director on the Company’s board of directors. This agreement will terminate in the event that either Mizrahi holds less than 7% of the Company’s outstanding ordinary shares or Dan Purjes holds less than 17%.

        Dividends and Profits

        The Board may from time to time, subject to the provisions of Israeli Companies Law, declare and order the payment of a dividend from NUR’s accrued profits at the rate it may deem, provided that there is no reasonable concern that payment of such dividend may prevent NUR from meeting its current and expected liabilities when they become due. Subject, if any, to special or restricted rights conferred upon the holders of shares as to dividends, the dividends shall be distributed in accordance with the paid-up capital of the Company attributable to the shares for which the dividend has been declared. Our obligation to pay dividends or any other amount in respect of shares may be set-off against any indebtedness, however arising, liquidated or non-liquidated, of the person entitled to receive the dividend. Any dividend unclaimed within the period of seven years from the date stipulated for their payment, shall be forfeited and returned to us, unless otherwise directed by the Board. In the event of the winding up of the company, then, subject to provisions of any applicable law and to any special or restricted rights attached to a share, our assets in excess of our liabilities will be distributed among the stockholders in proportion to the paid-up capital attributable to the shares in respect of which the distribution is being made.

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

Salsa Asset Purchase Agreement

        On May 17, 2000, we entered into an Asset Purchase Agreement by and among Salsa Digital, Ltd. (“Salsa Digital”) and Signtech Japan, Ltd., Salsa Digital DO Brasil, Ltda., Salsa Digital (Guangzhou) Ltd., Salsa Dubai Corp., Salsa Technology Pte Ltd. (collectively, the “Selling Subsidiaries”), and NUR and Salsa Digital Printers Ltd. and NUR Hungary Trading and Software Licensing Limited Liability Company (together the “Purchasing Subsidiaries”). The Asset Purchase Agreement was amended as of June 30, 2000, to, among other things, add NUR Asia Pacific Ltd., NUR Europe S.A. and Encre Consumables B.V as Purchasing Subsidiaries.

        Pursuant to the Asset Purchase Agreement, the Purchasing Subsidiaries acquired all of the rights, title and interests in Salsa Digital’s purchased assets, and acquired an option to purchase the rights, title and interests in all or a portion of the purchased assets held by each Selling Subsidiary, or at our or the Purchasing Subsidiaries’ option, 100% of the outstanding capital stock of some or all of the Selling Subsidiaries in lieu thereof. Purchased assets included, without limitation, all cash and cash equivalents, all furniture, fixtures, improvements, equipment and all other tangible personal property, all accounts receivable, all claims and rights relating to the purchased assets, all intellectual property relating to the business of Salsa Digital, all rights and interests under all contracts, leases or permits which the Purchasing Subsidiaries elected to assume, and all other assets except for the excluded assets. Excluded assets included, without limitation, all bank accounts held by Salsa Digital (with certain enumerated exceptions) and certain deposits and prepaid expenses. NUR and the Purchasing Subsidiaries are solely liable for the liabilities related to trade payables, operational liabilities directly relating to the business of Salsa Digital and/or the purchased assets, and as further set forth in the Asset Purchase Agreement. All other liabilities remain the responsibility of Salsa Digital. The purchase price paid was $30,000,000, which consisted of a cash payment of $20,000,000 and the delivery of 666,667 NUR ordinary shares to Salsa Digital. The Purchasing Subsidiaries did not elect to exercise the option to purchase any of the purchased assets or outstanding capital stock of the Selling Subsidiaries. NUR filed a registration statement on Form F-3, which became effective on December 22, 2000, to permit the resale of the shares sold as described above.

Long Term Loan Agreements and Recent Amendments

        In July 2000, in order to finance the acquisition of Salsa Digital, the Company entered into long-term loan agreements with Bank Hapoalim and Bank Leumi, as subsequently amended. The loan agreements provided for a three-year long-term credit line of up to $20.0 million and $15.0 million from Bank Hapoalim and Bank Leumi, respectively.

        In February 2002, the Company signed an amendment to the long-term loan agreements with both banking institutions, providing for the rescheduling of the repayment terms of the remaining long-term loans. According to the rescheduling agreements, the remaining long term loans of $15.0 million at Bank Leumi and $17.5 million at Bank Hapoalim carry interest rates of Libor plus 1.75% per annum on $13.0 million and Libor plus 2.25% per annum on $2.0 million at Bank Leumi, and of Libor plus 2.0% per annum on the $17.5 million at Bank Hapoalim. As of March 31, 2003 $16.25 million was outstanding under the Bank Hapoalim loan and $14.30 million was outstanding under the Bank Leumi loan.

        The long-term loans are secured by a floating lien on all assets of the Company. Under the terms of the long-term loan rescheduling agreements, the long-term loans are further secured by a negative pledge of the assets of NUR’s subsidiaries. Both the long-term loan agreements and the rescheduling agreements also contain customary events of default, including the failure to pay interest or principal, material breach of any representation or warranty or breach of any covenant, cross-defaults, bankruptcy, or a change in control event relating to the Company or its subsidiaries. The long-term loan agreements and the rescheduling agreements are governed by the laws of the State of Israel.

        Under the terms of the rescheduling agreements, the Company and its subsidiaries undertook, among other things, the following:

•	To close a private placement of no less than $7.0 million by March 30, 2002.

•	To maintain certain financial ratios relating to the Company's earnings before income tax, depreciation and amortization (EBITDA) and the Company's overall long-term debt to financial institutions.

•	To issue an option to purchase up to 70,000 ordinary shares and an option to purchase up to 50,000 ordinary shares of the Company to Bank Hapoalim and Bank Leumi, respectively. Both option warrants will be exercisable until February 2006 at $5.00 per ordinary share.

        During 2002, the Company failed to meet a number of the financial ratios as a result of a decrease in the Company’s revenues. However, the banks have agreed in writing not to act upon their contractual rights pursuant to the defaults mentioned above. In March 2003, the Company signed agreements with Bank Hapoalim and Bank Leumi to amend certain terms of the rescheduling agreements. Under the amended terms of the rescheduling agreements, the Company and its subsidiaries have undertaken, among other things, the following:

•	To maintain an equity of no less than $20.0 million or 20% of the Company's tangible assets during 2003, no less than $22.0 million or less than 24% of the Company's tangible assets in 2004 and no less than $27.0 million or less than 27% of the Company's tangible assets in 2005.

•	To prevent short-term credit from exceeding 70% of the Company's net accounts receivable aged less than 180 days or exceeding $19.0 million. The Company is entitled, however, to borrow an additional sum of up to $3.0 million from non-banking institutions.

•	To maintain at the end of each quarter a cash balance of at least $9.0 million.

•	To refrain from merging, consolidating, amalgamating or entering into any other form of business combination with a third party, or liquidating or dissolving.

•	To maintain certain financial ratios relating to the Company's earnings before income tax, depreciation and amortization (EBITDA) and the Company's overall long-term debt to financial institutions.

•	To issue an option to purchase up to 140,000 ordinary shares and an option to purchase up to 100,000 ordinary shares of the Company to Bank Hapoalim and Bank Leumi, respectively. Both option warrants will be exercisable until March 2007 at $0.34 per ordinary share.

•	To further secure the Company's outstanding credit by a guarantee in favor of the banks issued by the Company's subsidiaries.

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

E. Taxation

Israeli Taxation, Foreign Exchange Regulation and Investment Programs

        The following is a summary of the material Israeli tax consequences, Israeli foreign exchange regulations and certain Israeli government programs as they relate to NUR and our shareholders. To the extent that the discussion is based on new tax or other legislation that has not been subject to judicial or administrative interpretation, there can be no assurance that the views expressed in the discussion will be accepted by the tax or other authorities in question. The discussion is not intended, and should not be construed, as legal or professional tax advice and is not exhaustive of all possible tax considerations.

        Holders of our ordinary shares should consult their own tax advisors as to the United States, Israeli or other tax consequences of the purchase, ownership and disposition of ordinary shares, including, in particular, the effect of any foreign, state or local taxes.

The Tax Reform

        On January 1, 2003, the Law for Amendment of the Income Tax Ordinance (Amendment No. 132), 5762-2002, known as the Tax Reform, came into effect, following its enactment by the Israeli Parliament on July 24, 2002. On December 17, 2002, the Israeli Parliament approved a number of amendments to the tax reform, which came into effect on January 1, 2003.

        The tax reform, aimed at broadening the categories of taxable income and reducing the tax rates imposed on employment income, introduced the following, among other things:

        Reduction of the tax rate levied on capital gains (other than gains deriving from the sale of listed securities) derived after January 1, 2003, to a general rate of 25% for both individuals and corporations. Regarding assets acquired prior to January 1, 2003, the reduced tax rate will apply to a proportionate part of the gain, in accordance with the holding periods of the asset, before or after January 1, 2003, on a linear basis;

        Imposition of Israeli tax on all income of Israeli residents, individuals and corporations, regardless of the territorial source of income, including income derived from passive sources such as interest, dividends and royalties;

        Introduction of controlled foreign corporation (CFC) rules into the Israeli tax structure. Generally, under such rules, an Israeli resident who holds, directly or indirectly, 10% or more of the rights in a foreign corporation whose shares are not publicly traded, in which more than 50% of the rights are held directly or indirectly by Israeli residents, and a majority of whose income in a tax year is considered passive income, will be liable for tax on the portion of such income attributed to his holdings in such corporation, as if such income were distributed to him as a dividend;

        Imposition of capital gains tax on capital gains realized by individuals as of January 1, 2003, from the sale of shares of publicly traded companies (such gain was previously exempt from capital gains tax in Israel). For information with respect to the applicability of Israeli capital gains taxes on the sale of ordinary shares, see “Capital Gains Tax on Sales of Our Ordinary Shares” below; and

        Introduction of a new regime for the taxation of shares and options issued to employees and officers (including directors).

General Corporate Tax Structure

        Generally, Israeli companies are subject to “Company Tax” at the rate of 36% of taxable income (and are subject to Capital Gains Tax at a rate of 25% for capital gains derived after January 1, 2003). However, the effective tax rate payable by a company which derives income from an approved enterprise (as further discussed below) may be considerably less.

Tax Benefits Under the Law for the Encouragement of Capital Investments, 1959

        The Law for the Encouragement of Capital Investments, 1959, as amended (the “Investment Law”), provides that a proposed capital investment in eligible facilities may, upon application to the Investment Center of the Ministry of Industry and Commerce of the State of Israel, be designated as an approved enterprise. The Investment Center approves applications based upon the criteria set forth in the Investment Law and regulations, the then prevailing policy of the Investment Center, and the specific objectives and financial criteria of the applicant. Each certificate of approval for an approved enterprise relates to a specific investment program delineated both by its financial scope, including its capital sources, and by its physical characteristics, e.g., the equipment to be purchased and utilized pursuant to the program.

        The Investment Law provides that an approved enterprise is eligible for tax benefits on taxable income derived from its approved enterprise programs. Under an amendment to the Investment Law that was made within the framework of the tax reform, it was clarified that tax benefits under the Investment Law shall also apply to income generated by a company from the grant of a usage right with respect to know-how developed by the approved enterprise, income generated from royalties, and income derived from a service which is auxiliary to such usage right or royalties, provided that such income is generated within the “Approved Enterprise’s”, as defined by the Investment Law, ordinary course of business. If a company has more than one approval or only a portion of its capital investments are approved, its effective tax rate is the result of a weighted average of the applicable rates. The tax benefits under the Investment Law are not available with respect to income derived from products manufactured outside of Israel. In addition, the tax benefits available to an approved enterprise are contingent upon the fulfillment of conditions stipulated in the Investment Law and regulations and the criteria set forth in the specific certificate of approval, as described above. In the event that a company does not meet these conditions, it would be required to refund the amount of tax benefits, plus a consumer price index linkage adjustment and interest.

        The Investment Law also provides that an approved enterprise is entitled to accelerated depreciation on its property and equipment that are included in an approved enterprise program.

        Taxable income of a company derived from an approved enterprise is subject to company tax at the maximum rate of 25%, rather than 36%, for the benefit period. This period is ordinarily seven years commencing with the year in which the approved enterprise first generates taxable income, and is limited to twelve years from commencement of production or 14 years from the date of approval, whichever is earlier.

        A company that has an approved enterprise program is eligible for further tax benefits if it qualifies as a foreign investors’ company. A foreign investors’ company is a company in which more than 25% of its share capital and combined share and loan capital is owned by non-Israeli residents. A company that qualifies as a foreign investors’ company and has an approved enterprise program is eligible for tax benefits for a ten year benefit period. As specified below, depending on the geographic location of the approved enterprise within Israel, income derived from the approved enterprise program may be exempt from tax on its undistributed income for a period of between two to ten years, and will be subject to a reduced tax rate for the remainder of the benefits period. The tax rate for the remainder of the benefits period will be 25%, unless the level of foreign investment exceeds 49%, in which case the tax rate will be 20% if the foreign investment is more than 49% and less than 74%; 15% if more than 74% and less than 90%; and 10% if 90% or more.

        Instead of the foregoing tax benefits, a company may elect to receive an alternative package of benefits. Under the alternative package of benefits, our undistributed income derived from the approved enterprise will be exempt from company tax for a period of between two and ten years from the first year the company derives taxable income under the program, depending on the geographic location of the approved enterprise within Israel, and such company will be eligible for a reduced tax rate for the remainder of the benefits period. A company that has elected the alternative package of benefits, such as us, that subsequently pays a dividend out of income derived from the approved enterprise during the tax exemption period, will be subject to tax in respect of the amount distributed, including any taxes thereon, at the rate which would have been applicable had it not elected the alternative package of benefits, generally 10%-25%, depending on the percentage of the company’s ordinary shares held by foreign shareholders. The dividend recipient is taxed at the reduced rate of 15%; such rate is applicable to dividends from approved enterprises if the dividend is distributed during the tax exemption period or within twelve years thereafter. The company must withhold this tax at source, regardless of whether the dividend is converted into foreign currency.

        Subject to applicable provisions concerning income under the alternative package of benefits, dividends paid by a company are considered to be attributable to income received from the entire company and the company’s effective tax rate is the result of a weighted average of the various applicable tax rates, excluding any tax exempt income. Under the Investment Law, a company that has elected the alternative package of benefits is not obliged to distribute retained profits, and may generally decide from which year’s profits to declare dividends. We currently intend to reinvest any income derived from our approved enterprise program and not to distribute such income as a dividend.

        Part of NUR’s production facilities have been granted the status of an “Approved Enterprise” under the Investment Law, under three separate investment plans. The implementation of the investments under the first plan was completed in 1993. The implementation of the second plan was finalized in 1999. NUR’s application for a third plan was approved in 2000.

        According to the provisions of the Investment Law, NUR chose to enjoy “alternative benefits”—waiver of grants in return for tax benefits. Accordingly, NUR’s income from the Approved Enterprise will be tax-exempt for a period of two years for the first and the third plans and for a period of four years for the second plan, commencing with the year it first earns taxable income, and subject to corporate tax at the rate of 15%- 20% (or less based on the percentage of foreign ownership of the company), for additional periods of five, six and eight years, for the first, second and third plans, respectively.

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

        If dividends are distributed out of profits derived from an “Approved Enterprise”, NUR will be liable for corporate tax at the rate, which would have been applied if it had not chosen the alternative tax benefits (currently 15% to 20% based on the percentage of foreign ownership of NUR for an ‘Approved Enterprise”). Therefore, income derived from NUR’s “Approved Enterprise” tax-exempt profits, is not available for distribution to shareholders as a dividend. See Note 16(a) to NUR’s consolidated financial statements, which are included as a part of this annual report on Form 20-F.

        The dividend recipient is taxed at the reduced rate applicable to dividends from “Approved Enterprises” (15% — 20%), if the dividend is distributed during the tax benefits period or within a twelve years period thereafter, or for an unlimited period in the case of a “Foreign Investors’ Company”—a company over 25% foreign-owned with an approved enterprise. This tax must be withheld by the company at source, regardless of whether the dividend is converted into foreign currency. See “—Capital Gains Tax on Sales of Our Ordinary Shares.”

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

        NUR’s existing “Approved Enterprise” status and any new programs, if and when approved, are subject to various conditions. The tax benefits derived from NUR’s “Approved Enterprise” status are conditioned upon fulfillment of the conditions stipulated by the Investment Law, the regulations promulgated thereunder and the criteria set forth in the certificate of approval issued pursuant to the Investment Law. In the event of a failure by NUR to comply with these conditions and criteria, the grants and tax benefits could be canceled, in whole or in part, and NUR would be required to refund the amount of the canceled benefits, adjusted for inflation, interest and penalties. Management believes that NUR has operated and will continue to operate in compliance with all the “Approved Enterprise” conditions and other criteria applicable to us from the Office of Chief Scientist, the Marketing Fund and our “Approved Enterprise” status, although there can be no assurance of this. Management further believes that the likelihood is remote that NUR will be required to refund grants or tax benefits that we derive from the Office of Chief Scientist, the Marketing Fund and under our “Approved Enterprise” status. There can be no assurance, however, that the funding and tax benefits will continue. See “ITEM 4: Information on NUR—Research and Development” and “ITEM 3: Key Information—Risk Factors—We rely upon government grants, tax benefits, and other funding from third parties.”

        The Israeli government may reduce or eliminate tax benefits available to approved enterprise programs in the future. We cannot assure you that our approved program and the benefits thereunder shall continue in the future at its current level or at any level – see ITEM 3 (Risks relating to location in Israel).

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

Tax Benefits Under the Law for the Encouragement of Industry (Taxes), 1969

        Under the Law for the Encouragement of Industry (Taxes), 1969 (the “Industry Encouragement Law”), Industrial Companies are entitled to the following preferred corporate tax benefits:

•	deduction of purchases of know-how and patents over an eight-year period for tax purposes;

•	right to elect, under specified conditions, to file a consolidated tax return with additional related Israeli Industrial Companies; and

•	accelerated depreciation rates on equipment and buildings.

        Eligibility for benefits under the Industry Encouragement Law is not subject to receipt of prior approval from any governmental authority. Under the Industry Encouragement Law, an “Industrial Company” is defined as a company resident in Israel, at least 90% of the income of which, in any tax year, determined in Israeli currency, exclusive of income from government loans, capital gains, interest and dividends, is derived from an “Industrial Enterprise” owned by it. An “Industrial Enterprise” is defined as an enterprise owned by an Industrial Company, whose major activity in a given tax year is industrial production activity.

        We believe that we currently qualify as an Industrial Company within the definition of the Industry Encouragement Law. No assurance can be given that we will continue to qualify as an Industrial Company or that the benefits described above will be available in the future.

Taxation Under Inflationary Conditions

        The Income Tax Law (Adjustment for Inflation), 1985 (the “Adjustment for Inflation Law”) attempts to overcome some of the problems experienced in a traditional tax system by an economy experiencing rapid inflation, which was the case in Israel at the time the Adjustment for Inflation Law was enacted. Generally, the Adjustment for Inflation Law was designed to neutralize for Israeli tax purposes the erosion of capital investments in businesses and to prevent unintended tax benefits resulting from the deduction of inflationary financing expenses. The Adjustment for Inflation Law applies a supplementary set of inflationary adjustments to taxable profit computed according to regular historical cost principles.

        The Adjustment for Inflation Law introduced a special tax adjustment for the preservation of equity based on changes in the Israeli CPI whereby certain corporate assets are classified broadly into fixed (inflation resistant) assets and non-fixed assets. Where shareholders’ equity, as defined in the Adjustment for Inflation Law, exceeds the depreciated cost of fixed assets, a corporate tax deduction which takes into account the effect of inflationary change on such excess is allowed (up to a ceiling of 70% of taxable income for companies in any single tax year, with the unused portion permitted to be carried forward on a linked basis with no ceiling). If the depreciated cost of fixed assets exceeds shareholders’ equity, then such excess multiplied by the annual rate of inflation is added to taxable income. Due to the zero inflation that prevailed in Israel in 2000, such adjustments to taxable income will not be required for the year 2000.

        In addition, subject to certain limitations, depreciation on fixed assets and losses carried forward are adjusted for inflation based on changes in the Israeli CPI. The net effect of the Adjustment for Inflation Law on NUR might be that NUR’s taxable income, as determined for Israeli corporate tax purposes, will be different than NUR’s U.S. dollar income, as reflected in our consolidated financial statements, due to the difference between the annual changes in the CPI and in the NIS exchange rate with respect to the U.S. Dollar, causing changes in the effective tax rate.

Capital Gains Tax on Sales of Our Ordinary Shares

        Israeli law generally imposes a capital gains tax on the sale of capital assets located in Israel, including shares in Israeli companies, by both residents and non-residents of Israel. Unless a Specific exemption is available or unless a tax treaty between Israel and the shareholder’s country of residence provides otherwise. The law distinguishes between real gain and inflationary surplus. The inflationary surplus is a portion of the total capital gain which is equivalent to the increase of the relevant asset’s purchase price which is attributable to the increase in the Israeli consumer price index between the date of purchase and the date of sale. The real gain is the excess of the total capital gain over the inflationary surplus.

        Prior to the tax reform, sales of our ordinary shares by individuals were generally exempt from Israeli capital gains tax for so long as they were quoted on Nasdaq or listed on a stock exchange in a country appearing in a list approved by the Controller of Foreign Currency and we qualified as an Industrial Company.

        Pursuant to the tax reform, generally, capital gains tax is imposed at a rate of 15% on real gains derived on or after January 1, 2003, from the sale of shares in companies (i) publicly traded on the Tel Aviv Stock Exchange (“TASE”) or; (ii) (subject to a necessary determination by the Israeli Minister of Finance) Israeli companies publicly traded on a recognized stock exchange outside of Israel (such as NUR). This tax rate does not apply to: (i) dealers in securities; (ii) shareholders that report in accordance with the Inflationary Adjustment Law; or (iii) shareholders who acquired their shares prior to an initial public offering (that are subject to a different tax arrangement). The tax basis of shares acquired prior to January 1, 2003 will be determined in accordance with the average closing share price in the three trading days preceding January 1, 2003. However, a request may be made to the tax authorities to consider the actual adjusted cost of the shares as the tax basis if it is higher than such average price.

        Non-Israeli residents are exempt from Israeli capital gains tax on any gains derived from the sale of shares publicly traded on the TASE, and are exempt from Israeli capital gains tax on any gains derived from the sale of shares of Israeli companies publicly traded on a recognized stock exchange outside of Israel; provided, however, that such capital gains are not derived from a permanent establishment in Israel and provided further that such shareholders did not acquire their shares prior to an initial public offering. However, non-Israeli corporations will not be entitled to such exemption if an Israeli resident (i) has a controlling interest of 25% or more in such non-Israeli corporation, or (ii) is the beneficiary or is entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

        In any event, the provisions of the tax reform shall not affect the exemption from capital gains tax for gains accrued before January 1, 2003, as described above.

        In some instances where NUR shareholders may be liable to Israeli tax on the sale of their ordinary shares, the payment of the consideration may be subject to the withholding of Israeli tax at the source. Pursuant to the Convention Between the Government of the United States of America and the Government of Israel with Respect to Taxes on Income, as amended (the “U.S.-Israel Tax Treaty”) the sale, exchange or disposition of ordinary shares by a person who (i) holds the ordinary shares as a capital asset, (ii) qualifies as a resident of the United States within the meaning of the U.S.-Israel Tax Treaty and (iii) is entitled to claim the benefits afforded to such person by the U.S.-Israel Tax Treaty generally will not be subject to the Israeli capital gains tax unless such Treaty U.S. Resident holds, directly or indirectly, shares representing 10% or more of our voting power during any part of the 12-month period preceding such sale, exchange or disposition, subject to certain conditions. In this case, the sale, exchange or disposition of ordinary shares would be subject to Israeli tax, to the extent applicable; however, under the U.S.-Israel Tax Treaty, such Treaty U.S. Resident would be permitted to claim a credit for such taxes against the U.S. federal income tax imposed with respect to such sale, exchange or disposition, subject to the limitations in U.S. laws applicable to foreign tax credits. The U.S.-Israel Tax Treaty does not relate to U.S. state or local taxes.

Taxation of Non-Resident Holders of Shares

        Non-residents of Israel are subject to income tax on income accrued or derived from sources in Israel. Such sources of income include passive income such as dividends, royalties and interest, as well as non-passive income from services rendered in Israel. On distributions of dividends other than bonus shares, or stock dividends, income tax at the rate of up to 25% is withheld at source, unless a different rate is provided in a treaty between Israel and the shareholder’s country of residence. Under the U.S.-Israel Tax Treaty, the maximum tax on dividends paid to a holder of ordinary shares who is a Treaty U.S. Resident is 25%. However, under the Investment Law, dividends generated by an Approved Enterprise are taxed at the rate of 15%. Furthermore, dividends not generated by an Approved Enterprise paid to a U.S. company holding 10% or more of our ordinary shares are taxed at a rate of 12.5%.

        Under an amendment to the Inflationary Adjustments Law, non-Israeli corporations might be subject to Israeli taxes on the sale of traded securities in an Israeli company, subject to the provisions of any applicable double taxation treaty or unless a specific exemption is available.

        For information with respect to the applicability of Israeli capital gains taxes on the sale of ordinary shares by United States residents, see above “— Capital Gains Tax on Sales of Our Ordinary Shares.”

U.S. Tax Considerations Regarding Ordinary Shares

        The following summary describes certain of the principal United States federal income tax consequences relating to an investment in ordinary shares as of the date hereof. The summary is based on the Internal Revenue Code of 1986 (the “Code”), and existing final, temporary and proposed Treasury Regulations, Revenue Rulings and judicial decisions, all of which are subject to prospective and retroactive changes. NUR will not seek a ruling from the Internal Revenue Service (the “IRS”) with regard to the United States federal income tax treatment relating to an investment in ordinary shares and, therefore, there can be no assurance that the IRS will agree with the conclusions set forth below. The summary does not purport to address all federal income tax consequences that may be relevant to particular investors. For example, the summary applies only to holders who hold ordinary shares as a capital asset within the meaning of Section 1221 of the Code, and does not address the tax consequences that may be relevant to investors in special tax situations (including, for example, insurance companies, tax-exempt organizations, corporations owning ten percent or more (by vote or value) of the Company’s ordinary shares, dealers in securities or currency, banks or other financial institutions, or investors that hold ordinary shares as part of a hedge, straddle or conversion transaction). Further, it does not address the alternative minimum tax consequences of an investment in ordinary shares or the indirect consequences to holders of equity interests in investors in ordinary shares. ACCORDINGLY, PERSONS CONSIDERING THE PURCHASE OF ORDINARY SHARES SHOULD CONSULT THEIR OWN TAX ADVISORS CONCERNING THE APPLICATION OF UNITED STATES FEDERAL INCOME TAX LAWS, AS WELL AS THE LAWS OF ANY STATE, LOCAL OR FOREIGN TAXING JURISDICTION, TO THEIR PARTICULAR SITUATIONS.

        For purposes of this discussion, “Company” refers to NUR Macroprinters Ltd., and “U.S. Holder” means a holder of ordinary shares that is a citizen or resident of the United States, a partnership or corporation created or organized in the United States or any State thereof (including the District of Columbia), or an estate or trust the income of which is subject to United States federal income tax on a net income basis with respect to ordinary shares. The term “non-U.S. Holder” refers to any holder of ordinary shares other than a U.S. Holder.

Taxation of U.S. Holders

        Distributions on Ordinary Shares. Distributions made by NUR with respect to ordinary shares generally will constitute dividends for federal income tax purposes and will be taxable to a U.S. Holder as ordinary income to the extent of NUR’s undistributed current or accumulated earnings and profits (as determined for United States federal income tax purposes). Distributions in excess of NUR’s current or accumulated earnings and profits will be treated first as a nontaxable return of capital reducing the U.S. Holder’s tax basis in the ordinary shares, thus increasing the amount of any gain (or reducing the amount of any loss) which might be realized by such Holder upon the sale or exchange of such ordinary shares. Any such distributions in excess of the U.S. Holder’s tax basis in the ordinary shares will be treated as capital gain to the U.S. Holder and will be either long term or short term capital gain depending upon the U.S. Holder’s federal income tax holding period for the ordinary shares. Dividends paid by NUR generally will not be eligible for the dividends received deduction available to certain United States corporate shareholders under Code Sections 243 and 245. The amount of any cash distribution paid in a foreign currency will equal the U.S. dollar value of the distribution, calculated by reference to the exchange rate in effect at the time the dividends are received. A U.S. Holder should not recognize any foreign currency gain or loss if such foreign currency is converted into U.S. dollars on the day received. If a U.S. Holder does not convert the foreign currency into U.S. dollars on the date of receipt, however, such Holder may recognize gain or loss upon a subsequent sale or other disposition of the foreign currency (including an exchange of the foreign currency for U.S. dollars). Such gain or loss, if any, will be ordinary income or loss for United States federal income tax purposes.

        Subject to certain conditions and limitations, any Israeli withholding tax imposed upon distributions which constitute dividends under United States income tax law will be eligible for credit against a U.S. Holder’s federal income tax liability. Alternatively, a U.S. Holder may claim a deduction for such amount, but only for a year in which a U.S. Holder elects to do so with respect to all foreign income taxes. The overall limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by NUR with respect to ordinary shares will generally constitute “passive income.”

        Sale or Exchange of Ordinary Shares. A U.S. Holder of ordinary shares generally will recognize capital gain or loss upon the sale or exchange of the ordinary shares measured by the difference between the amount realized and the U.S. Holder’s tax basis in the ordinary shares. Gain or loss will be computed separately for each block of shares sold (shares acquired separately at different times and prices). The deductibility of capital losses is restricted and generally may only be used to reduce capital gains to the extent thereof. However, individual taxpayers generally may deduct annually $3,000 of capital losses in excess of their capital gains.

        Passive Foreign Investment Company. A foreign corporation generally will be treated as a “passive foreign investment company” (“PFIC”) if, after applying certain “look-through” rules, either (i) 75% or more of its gross income is passive income or (ii) 50% or more of the average value of its assets is attributable to assets that produce or are held to produce passive income. Passive income for this purpose generally includes dividends, interest, rents, royalties and gains from securities and commodities transactions. The look-through rules require a foreign corporation that owns at least 25%, by value, of the stock of another corporation to treat a proportionate amount of assets and income as held or received directly by the foreign corporation.

        NUR does not believe that it is currently a PFIC nor does it anticipate that it will be a PFIC in the future because it expects that less than 75% of its annual gross income will be passive income and less than 50% of its assets will be passive assets, based on the look-through rules, the current income and assets of NUR and its subsidiaries, and the manner in which NUR and its subsidiaries are anticipated to conduct their businesses in the future. However, there can be no assurance that NUR is not or will not be treated as a PFIC in the future. If NUR were to be treated as a PFIC, all U.S. Holders may be required, in certain circumstances, to pay an interest charge together with tax calculated at maximum rates on certain “excess distributions,” including any gain on the sale of ordinary shares. In order to avoid this tax consequence, a U.S. Holder (i) may be permitted to make a “qualified electing fund” election, in which case, in lieu of such treatment, such holder would be required to include in its taxable income certain undistributed amounts of NUR’s income or (ii) may elect to mark-to-market the ordinary shares and recognize ordinary income (or possible ordinary loss) each year with respect to such investment and on the sale or other disposition of the ordinary shares. Neither NUR nor its advisors have the duty to or will undertake to inform U.S. Holders of changes in circumstances that would cause NUR to become a PFIC. U.S. Holders should consult their own tax advisors concerning the status of NUR as a PFIC at any point in time after the date of this Form. NUR does not currently intend to take the action necessary for a U.S. Holder to make a “qualified electing fund” election in the event NUR is determined to be a PFIC.

        Foreign Personal Holding Company. A foreign corporation may be classified as a foreign personal holding company (a “FPHC”) for federal income tax purposes if both of the following tests are satisfied: (i) at any time during the taxable year five or fewer individuals who are United States citizens or residents own or are deemed to own (under certain attribution rules) more than 50% of its stock (vote or value) and (ii) at least 60% (50% for years subsequent to the year in which it becomes a FPHC) of its gross income (regardless of its source), as specifically adjusted, “is foreign personal holding company income,” which includes dividends, interest, rents, royalties and gain from the sale of stock or securities.

        NUR does not believe that it is currently a FPHC nor does it anticipate that it will be a FPHC in the future; however, no assurance can be given that NUR is not or will not become a FPHC as a result of future changes of ownership or changes in the nature of the income of NUR. If NUR were to be classified as a FPHC, each U.S. Holder would be required to include in income as a taxable constructive dividend its pro rata share of NUR’s undistributed foreign personal holding company income.

        Controlled Foreign Corporation. If more than 50% of the ordinary shares (vote or value) of NUR is owned, directly or indirectly, by U.S. Holders that own or are deemed to own under certain attribution rules 10% or more of the total combined voting power of all classes of stock of NUR (“10% Shareholder”), NUR could be treated as a “controlled foreign corporation” (a “CFC”) under Subpart F of the Code. It is unclear how controlling blocks of stock will be valued for these purposes. Accordingly, NUR may be treated as a CFC for United States federal income tax purposes even though 10% Shareholders do not own more than 50% of the outstanding ordinary shares.

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

        Information Reporting. For taxable years beginning after February 5, 1999, under limited circumstances, U.S. Holders are required to report certain acquisitions of ordinary shares from NUR to the IRS on IRS Form 926, and that nonreporting may subject the U.S. Holder to substantial penalties. Potential investors of the ordinary shares should consult with their own tax advisors regarding the necessity of filing information returns.

Taxation of Non-U.S. Holders

        Distributions on Ordinary Shares. Distributions made by NUR with respect to the ordinary shares to non-U.S. Holders who are not engaged in the conduct of a trade or business within the United States will be subject to United States federal income tax only if 25% or more of the gross income of NUR (from all sources for the three-year period ending with the close of the taxable year preceding the declaration of the distribution) was effectively connected with the conduct of a trade or business in the United States by NUR. NUR does not anticipate engaging in the conduct of a trade or business within the United States, except through its subsidiaries. However, if the 25% threshold for such period is exceeded, a portion of any distribution paid by NUR to a non-U.S. Holder could be subject to federal income tax withholding at the rate of 30%; the portion of the distribution that could be subject to withholding would correspond to the portion of NUR’s gross income for the period that is effectively connected to its conduct of a trade or business within the United States.

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

Backup Withholding

        Distributions made by NUR with respect to the ordinary shares and the gross proceeds received from the disposition of the ordinary shares may be subject to certain information reporting to the IRS and to a 31% backup withholding tax. However, backup withholding generally will not apply to payments made to certain exempt recipients (such as a corporation or financial institution) or to a Holder who furnishes a correct taxpayer identification number or provides a certificate of foreign status and provides certain other required information. If backup withholding applies, the amount withheld is not an additional tax, but is credited against such Holder’s United States federal income tax liability.

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

        You may review a copy of our filings with the SEC, including exhibits and schedules, and obtain copies of such materials at the SEC’s public reference room at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W, Washington, D.C. 20549. You may also obtain copies of such materials from the Public Reference Section of the SEC, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W, Washington, D.C. 20549, at proscribed rates. You may call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC maintains a web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. Although we make many of our filings with the SEC electronically, as a foreign private issuer we are not obligated to do so.

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

ITEM 11: Quantitative and Qualitative Disclosures About Market Risk

        Market risks relating to the Company’s operations result primarily from weak economic conditions in the markets in which the Company sells its products and from changes in exchange rates or in interest rates.

        Inflation, Deflation and Fluctuation of Currencies

        See "ITEM 5: Operating and Financial Review and Prospects—Impact of Inflation, Deflation and Fluctuation of Currencies."

        During 2002, the Company entered into non-hedging forward and options contracts. The transactions resulted in a loss through December 31, 2002 of approximately $1.6 million, which is included in the statements of operations as financial loss.

        In addition, on June 28, 2002 the Company entered into a call/put option agreement in the amount of approximately $10.0 million, to be executed on June 28, 2003. During 2002, the Company recognized gain in the statements of operations of approximately $0.22 million.

        Interest Rate

        The Company’s exposure to market risk due to changes in interest rates relates primarily to the Company’s long-term loans interest rate variation. As of December 31, 2001, we had a balance of $20.0 million and $15.0 million of long term loans carrying annual interest rates of Libor + 0.7% and Libor + 0.85%, respectively. Changes in the Libor interest rate might affect our financial expenses. In February 2002, the Company signed an amendment to the long-term loan agreements providing for the rescheduling of the repayment periods of the remaining long-term loans. According to the long-term loans rescheduling agreements, the remaining long term loans of $17.5 million at Bank Hapoalim and $15.0 million at Bank Leumi carry interest rates of Libor plus 1.75% per annum on $13.0 million and Libor plus 2.25% per annum on $2.0 million at Bank Leumi, and of Libor plus 2.0% per annum on the remaining $17.5 million at Bank Hapoalim.
As of March 31, 2003 $ 16.25 million was outstanding under the Bank Hapoalim loan and $14.30 million was outstanding under the Bank Leumi loan.

        NUR does not otherwise believe the disclosure required by ITEM 11 of this annual report to be material to NUR.

ITEM 12: Description of Securities Other Than Equity Securities

        Not Applicable.

PART II

ITEM 13: Defaults, Dividend Arrearages and Delinquencies

        In February 2002, the Company signed an amendment to its long-term loan agreements with Bank Hapoalim and Bank Leumi providing for the rescheduling of the repayment dates of the remaining long-term loans. Under the rescheduling agreements, the Company undertook, among other things, to maintain certain financial ratios. As a result of the decrease in its revenues during 2002, the Company did not meet some of the financial ratios. However, the banks have agreed in writing not to act upon their contractual rights pursuant to the Company’s defaults mentioned above. Most of the above mentioned financial ratios have been amended by an agreement signed between the Company and each of the banks in March 2003. We believe that the amendment of the financial ratios will allow a better alignment between the financial ratios and the Company’s current business plan. For more information see “ITEM 10.C: Material Contracts.”

ITEM 14: Material Modifications to the Rights of Security Holders and Use of Proceeds

        Not Applicable.

ITEM 15: Controls and Procedures

    a.        The Company’s Chief Executive Officer and Chief Financial Officer have conducted an evaluation of the Company’s disclosure controls and procedures (as defined in Rules 13a-14(c) and 15d-14(c) of the Securities Exchange Act of 1934) within 90 days of the date of this report and each has concluded that such disclosure controls and procedures were effective as of such date to ensure that information required to be disclosed in the Company’s reports filed under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

    b.        There were no significant changes in the Company’s internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

ITEM 16: Reserved

PART III

ITEM 17: Financial Statements

        Not Applicable.

ITEM 18: Financial Statements

        See Financial Statements and Financial Statement Schedule included at the end of this report.

ITEM 19: Exhibits

Number	Description
3.1	Memorandum of Association of the Registrant, in Hebrew with a translation to English(1)
3.2	Amended and Restated Articles of Association of the Registrant(10)
3.3	Certificate of Name Change(2)
4.1	Specimen Certificate for ordinary shares(1)
4.2	Forms of Placement Agent's Warrant Agreement and Certificate(3)
4.3	Forms of Qualified Independent Underwriter's Warrant Agreement and Certificate(3)
4.4	Form of Warrant Agreement between the Registrant and Barak Zamir, Advocates(4)
4.5	Form of Share and Warrant Purchase Agreement dated January 17, 2002 between the Registrant and The Investment Corp. of United Mizrahi Bank Ltd.(12)
4.6	Form of Warrant Agreement dated January 17, 2002 between the Registrant and The Investment Corp. of United Mizrahi Bank Ltd.(12)
4.7	Form of Registration Rights Agreement dated January 17, 2002 between the Registrant and The Investment Corp. of United Mizrahi Bank Ltd.(12)
4.8	Form of Warrant Agreement dated February 12, 2002 between the Registrant and Bank Hapoalim B.M.(12)
4.9	Form of Registration Rights Agreement dated February 12, 2002 between Registrant and Bank Hapoalim B.M.(12)
4.10	Form of Warrant Agreement dated February 12, 2002 between the Registrant and Bank Leumi le-Israel Ltd.(12)
4.11	Form of Registration Rights Agreement dated February 12, 2002 between Registrant and Bank Leumi le-Israel(12)
4.12	Form of Warrant Agreement dated November 21, 2002 between the Registrant and Poalim Capital Markets & Investments Ltd.
4.13	Form of Registration Rights Agreement dated November 7, 2002 between the Registrant and Poalim Capital Markets & Investments Ltd.
4.14	Form of Warrant Agreement dated March 11, 2003 between the Registrant and Bank Hapoalim B.M.
4.15	Form of Registration Rights Agreement dated March 11, 2003 between Registrant and Bank Hapoalim B.M.
4.16	Form of Warrant Agreement dated March 11, 2003 between the Registrant and Bank Leumi le-Israel Ltd.
4.17	Form of Registration Rights Agreement dated March 11, 2003 between Registrant and Bank Leumi le-Israel
10.1	1995 Israel Stock Option Plan (previously referred to in Company filings as the 1995 Flexible Stock Incentive Plan or the 1995 Stock Option / Stock Purchase Plan)(1)
10.2	Amendment to the 1995 Israel Stock Option Plan(3)

Number	Description
10.3	1997 Stock Option Plan(5)
10.4	1998 Non-Employee Director Share Option Plan(6)
10.5	2000 Stock Option Plan(11)
10.6	Lease Agreement for office space in Brussels, Belgium between Nivellease, S.A. and the Registrant dated November 26, 1996(3)
10.7	Lease Agreement for office space in Newton Centre, Massachusetts between WHTR Real Estate Limited Partnership and the Registrant dated July 10, 1998(3)
10.8	Distribution Agreement between Imaje S.A. and the Registrant dated June 26, 1995(1)
10.9	Settlement Agreements relating to Moshe Nurie and his affiliated companies(3)
10.10	Bank Hapoalim Loan Agreements(12)
10.11	Bank Hapoalim Rescheduling Loan Agreement dated February 10, 2002(12)
10.12	Bank Leumi le-Israel Loan Agreements(12)
10.13	Bank Leumi le-Israel Rescheduling Loan Agreement dated February 11, 2003(12)
10.14	Bank Hapoalim Amendment to the Rescheduling Loan Agreement dated March 11, 2003
10.15	Bank Leumi le-Israel Amendment to the Rescheduling Loan Agreement dated March 12, 2003
10.16	Form of confidentiality agreement(3)
10.17	The Founders Agreement dated September 30, 1999 among Gera Eiron, Ogen Dialogix Ltd. and the Registrant(10)
10.18	Assembly Agreement dated October 4, 1999 between NUR Pro Engineering and the Registrant(10)
10.19	Lod Lease Agreement dated January 11, 2000 between A. Barzilai Investments and Assets Ltd. and Kamim Investments and Assets Ltd. and the Registrant(10)
10.20	Asset Purchase Agreement dated May 17, 2000 by and among Salsa Digital, Ltd., Signtech
Japan, Ltd.,Salsa Digital DO Brasil, Ltda., Salsa Digital (Guangzhou) Ltd., Salsa Dubai
Corp., Salsa Technology Pte Ltd., as sellers, and NUR Macroprinters Ltd., Salsa Digital
Printing Ltd. and NUR Hungary Trading and Software Licensing Limited Liability Company,
as purchasers(8)
10.21	Amendment No. 1 to Asset Purchase Agreement dated as of June 30, 2000(9)
10.22	Lease Agreement dated July 1, 2001 by and between RAM Global Ltd. and Salsa Digital Printers(12)
21.1	List of Subsidiaries of the Registrant
23.1	Consent of Kost Forer & Gabbay (S-8)
23.2	Consent of Kost Forer & Gabbay (F-3)
99.1	Certification of Principal Executive Officer
99.2	Certification of Principal Financial Officer

(1)	Previously filed with NUR's F-1 (File No. 33-93160) and incorporated by reference herein.

(2)	Previously filed with NUR's Form 6-K dated January 7, 1998 and incorporated by reference herein.

(3)	Previously filed with NUR's Form F-1 (File No. 333-66103) and incorporated by reference herein.

(4)	Previously filed with NUR's Form 20-F for the year ended December 31, 1999 and incorporated by reference herein.

(5)	Previously filed with NUR's Form 20-F for the year ended December 31, 1997 and incorporated by reference herein.

(6)	Previously filed with NUR's Form 6-K dated November 13, 1998 and incorporated by reference herein.

(7)	[Intentionally left blank].

(8)	Previously filed with NUR's Form 6-K/A dated May 22, 2000 and incorporated by reference herein.

(9)	Previously filed with NUR's Form 6-K/A dated July 7, 2000 and incorporated by reference herein.

(10)	Previously filed with NUR's Form 20-F for the year ended December 31, 2000 and incorporated by reference herein.

(11)	Previously filed with NUR's Schedule TO-I (File No. 5-56015) on May 16, 2002 and incorporated by reference herein.

(12)	Previously filed with NUR's Form 20-F for the year ended December 31, 2001 and incorporated by reference herein.

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

NUR Macroprinters Ltd. By: /s/ David Amir —————————————— David Amir President and Chief Executive Officer

Dated: May 15, 2003

CERTIFICATIONS

CERTIFICATION OF PRINCIPAL EXECUTIVE OFFICER

I, David Amir, the principal executive officer of NUR Macroprinters Ltd., certify that:

1.     I have reviewed this annual report on Form 20-F of NUR Macroprinters Ltd., the registrant;

2.     Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.     Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.     The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

    a)        designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

    b)        evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

    c)        presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

    5.        The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

    a)        all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

    b)        any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls;

    6.        The registrant’s other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

    Date: May 15, 2003

/S/ David Amir —————————————— David Amir Chief Executive Officer (Principal Executive Officer)

    CERTIFICATION OF PRINCIPAL FINANCIAL OFFICER

I, Hilel E. Kremer, the principal financial officer of NUR Macroprinters Ltd., certify that:

1.     I have reviewed this annual report on Form 20-F of NUR Macroprinters Ltd., the registrant;

2.     Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.     Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.     The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

    a)        designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

    b)        evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

    c)        presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

    5.        The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

    a)        all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

    b)        any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls

    6.        The registrant’s other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

    Date: May 15, 2003

/S/ Hilel E. Kremer —————————————— Hilel E. Kremer Chief Financial Officer (Principal Financial Officer)

EXHIBIT INDEX

B. Exhibits

Number	Description
3.1	Memorandum of Association of the Registrant, in Hebrew with a translation to English(1)
3.2	Amended and Restated Articles of Association of the Registrant(10)
3.3	Certificate of Name Change(2)
4.1	Specimen Certificate for ordinary shares(1)
4.2	Forms of Placement Agent's Warrant Agreement and Certificate(3)
4.3	Forms of Qualified Independent Underwriter's Warrant Agreement and Certificate(3)
4.4	Form of Warrant Agreement between the Registrant and Barak Zamir, Advocates(4)
4.5	Form of Share and Warrant Purchase Agreement dated January 17, 2002 between the Registrant and The Investment Corp. of United Mizrahi Bank Ltd.(12)
4.6	Form of Warrant Agreement dated January 17, 2002 between the Registrant and The Investment Corp. of United Mizrahi Bank Ltd.(12)
4.7	Form of Registration Rights Agreement dated January 17, 2002 between the Registrant and The Investment Corp. of United Mizrahi Bank Ltd.(12)
4.8	Form of Warrant Agreement dated February 12, 2002 between the Registrant and Bank Hapoalim B.M.(12)
4.9	Form of Registration Rights Agreement dated February 12, 2002 between Registrant and Bank Hapoalim B.M.(12)
4.10	Form of Warrant Agreement dated February 12, 2002 between the Registrant and Bank Leumi le-Israel Ltd.(12)
4.11	Form of Registration Rights Agreement dated February 12, 2002 between Registrant and Bank Leumi le-Israel(12)
4.12	Form of Warrant Agreement dated November 21, 2002 between the Registrant and Poalim Capital Markets & Investments Ltd.
4.13	Form of Registration Rights Agreement dated November 7, 2002 between the Registrant and Poalim Capital Markets & Investments Ltd.
4.14	Form of Warrant Agreement dated March 11, 2003 between the Registrant and Bank Hapoalim B.M.
4.15	Form of Registration Rights Agreement dated March 11, 2003 between Registrant and Bank Hapoalim B.M.
4.16	Form of Warrant Agreement dated March 11, 2003 between the Registrant and Bank Leumi le-Israel Ltd.
4.17	Form of Registration Rights Agreement dated March 11, 2003 between Registrant and Bank Leumi le-Israel

Number	Description
10.1	1995 Israel Stock Option Plan (previously referred to in Company filings as the 1995 Flexible Stock Incentive Plan or the 1995 Stock Option / Stock Purchase Plan)(1)
10.2	Amendment to the 1995 Israel Stock Option Plan(3)
10.3	1997 Stock Option Plan(5)
10.4	1998 Non-Employee Director Share Option Plan(6)
10.5	2000 Stock Option Plan(11)
10.6	Lease Agreement for office space in Brussels, Belgium between Nivellease, S.A. and the Registrant dated November 26, 1996(3)
10.7	Lease Agreement for office space in Newton Centre, Massachusetts between WHTR Real Estate Limited Partnership and the Registrant dated July 10, 1998(3)
10.8	Distribution Agreement between Imaje S.A. and the Registrant dated June 26, 1995(1)
10.9	Settlement Agreements relating to Moshe Nurie and his affiliated companies(3)
10.10	Bank Hapoalim Loan Agreements(12)
10.11	Bank Hapoalim Rescheduling Loan Agreement dated February 10, 2002(12)
10.12	Bank Leumi le-Israel Loan Agreements(12)
10.13	Bank Leumi le-Israel Rescheduling Loan Agreement dated February 11, 2003(12)
10.14	Bank Hapoalim Amendment to the Rescheduling Loan Agreement dated March 11, 2003
10.15	Bank Leumi le-Israel Amendment to the Rescheduling Loan Agreement dated March 12, 2003
10.16	Form of confidentiality agreement(3)
10.17	The Founders Agreement dated September 30, 1999 among Gera Eiron, Ogen Dialogix Ltd. and the Registrant(10)
10.18	Assembly Agreement dated October 4, 1999 between NUR Pro Engineering and the Registrant(10)
10.19	Lod Lease Agreement dated January 11, 2000 between A. Barzilai Investments and Assets Ltd. and Kamim Investments and Assets Ltd. and the Registrant(10)
10.20	Asset Purchase Agreement dated May 17, 2000 by and among Salsa Digital, Ltd., Signtech
Japan, Ltd.,Salsa Digital DO Brasil, Ltda., Salsa Digital (Guangzhou) Ltd., Salsa Dubai
Corp., Salsa Technology Pte Ltd., as sellers, and NUR Macroprinters Ltd., Salsa Digital
Printing Ltd. and NUR Hungary Trading and Software Licensing Limited Liability Company,
as purchasers(8)
10.21	Amendment No. 1 to Asset Purchase Agreement dated as of June 30, 2000(9)
10.22	Lease Agreement dated July 1, 2001 by and between RAM Global Ltd. and Salsa Digital Printers(12)
21.1	List of Subsidiaries of the Registrant
23.1	Consent of Kost Forer & Gabbay (S-8)
23.2	Consent of Kost Forer & Gabbay (F-3)
99.1	Certification of Principal Executive Officer
99.2	Certification of Principal Financial Officer

(1)	Previously filed with NUR's F-1 (File No. 33-93160) and incorporated by reference herein.

(2)	Previously filed with NUR's Form 6-K dated January 7, 1998 and incorporated by reference herein.

(3)	Previously filed with NUR's Form F-1 (File No. 333-66103) and incorporated by reference herein.

(4)	Previously filed with NUR's Form 20-F for the year ended December 31, 1999 and incorporated by reference herein.

(5)	Previously filed with NUR's Form 20-F for the year ended December 31, 1997 and incorporated by reference herein.

(6)	Previously filed with NUR's Form 6-K dated November 13, 1998 and incorporated by reference herein.

(7)	[Intentionally left blank].

(8)	Previously filed with NUR's Form 6-K/A dated May 22, 2000 and incorporated by reference herein.

(9)	Previously filed with NUR's Form 6-K/A dated July 7, 2000 and incorporated by reference herein.

(10)	Previously filed with NUR's Form 20-F for the year ended December 31, 2000 and incorporated by reference herein.

(11)	Previously filed with NUR's Schedule TO-I (File No. 5-56015) on May 16, 2002 and incorporated by reference herein.

(12)	Previously filed with NUR's Form 20-F for the year ended December 31, 2001 and incorporated by reference herein.

DRAFT: 5.5.03

NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2002

IN U. S. DOLLARS

INDEX

Page
Report of Independent Auditors	F-2
Consolidated Balance Sheets	F-3 - F-4
Consolidated Statements of Operations	F-5
Statements of Changes in Shareholders' Equity	F-6
Consolidated Statements of Cash Flows	F-7 - F-9
Notes to Consolidated Financial Statements	F-10 - F-44

ERNST &YOUNG

REPORT OF INDEPENDENT AUDITORS

To the Shareholders of

NUR MACROPRINTERS LTD.

        We have audited the accompanying consolidated balance sheets of NUR Macroprinters Ltd. ("the Company") and its subsidiaries as of December 31, 2001 and 2002 and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

        In our opinion, based on our audits, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2001 and 2002 and the consolidated results of their operations and cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the related financial statement schedules, when considered in relation to the basic financial statements taken as whole, present fairly in all material respects the information set forth therein.

Tel-Aviv, Israel March 11, 2003	KOST FORER & GABBAY A Member of Ernst & Young Global

NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2001	2002
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$*)12,395	$10,505
Short-term restricted cash	*)454	1,163
Trade receivables (net of allowance for doubtful accounts of $ 3,922 and
$ 5,768 as of December 31, 2001 and 2002, respectively)	36,670	28,777
Other accounts receivable and prepaid expenses (Note 3)	*)4,788	5,531
Inventories (Note 4)	24,998	24,297

Total current assets	79,305	70,273

LONG-TERM INVESTMENTS:
Long-term trade receivables (Note 5)	2,266	1,760
Investments in affiliate (Note 6)	592	590
Restricted long-term bank deposits (Note 7)	135	185
Severance pay fund	751	916
Long-term prepaid expenses	184	152

Total long-term investments	3,928	3,603

PROPERTY, PLANT AND EQUIPMENT, NET (Note 8)	12,578	11,576

GOODWILL AND OTHER INTANGIBLE ASSETS, NET (Note 9)
Goodwill, net	3,836	-
Technology and other intangible assets, net	9,903	854

	13,739	854

DEFERRED INCOME TAXES (Note 16g)	1,546	1,589

Total assets	$111,096	$87,895

*)     Reclassified.

The accompanying notes are an integral part of the consolidated financial statements.

NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share data)

	December 31,
	2001	2002
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term bank credit and short-term loans (Note 10)	$ 5,061	$ 5,844
Current maturities of long-term loans (Note 12)	2,057	2,020
Trade payables	18,683	13,538
Trade payables to related parties (Note 14a)	983	2,906
Other accounts payable and accrued expenses (Note 11)	10,045	8,984
Customer advances	542	270

Total current liabilities	37,371	33,562

LONG-TERM LIABILITIES:
Long-term loans, net of current maturities (Note 12)	31,720	30,051
Accrued severance pay	1,008	1,122

Total long-term liabilities	32,728	31,173

COMMITMENTS AND CONTINGENT LIABILITIES (Note 13)

SHAREHOLDERS' EQUITY (Note 15):
Share capital
Ordinary shares of NIS 1 par value:
Authorized: 50,000,000 shares as of December 31, 2001 and 2002;
Issued and outstanding: 14,751,753 and 17,155,859 shares as of
December 31, 2001 and 2002, respectively	3,674	4,202
Additional paid-in capital	39,493	45,697
Accumulated other comprehensive loss	(782)	(1,286)
Accumulated deficit	(1,388)	(25,453)

Total shareholders' equity	40,997	23,160

Total liabilities and shareholders' equity	$ 111,096	$ 87,895

The accompanying notes are an integral part of the consolidated financial statements.

NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except per share data)

	Year ended December 31,
	2000	2001	2002
Revenues (Note 17):
Sales of printers, related products and services	$ 121,924	$ 120,377	$ 85,255

Cost of revenues:
Cost of sales of printers and related products (a)	64,107	71,928	57,360
Inventory write-off	-	3,989	975

Total cost of revenues	64,107	75,917	58,335

Gross profit	57,817	44,460	26,920

Operating expenses:
Research and development, net (Note 18a)	14,626	10,234	7,742
Selling and marketing	17,385	18,665	12,744
General and administrative:
Ongoing expenses	12,765	13,321	11,953
Doubtful debts expenses resulting from relocation of operations (Note 1f)	-	-	2,881
Amortization and impairment of goodwill (Note 2j, k, l)	265	572	3,836
Amortization and impairment of technology and other
intangible assets (Note 2j, k, l)	1,187	2,332	9,049
Restructuring charges (Note 1e)	-	3,237	1,300

Total operating expenses	46,228	48,361	49,505

Operating income (loss)	11,589	(3,901)	(22,585)
Financial expenses, net (Note 18b)	(1,423)	(3,336)	(1,322)
Other income (expenses), net	25	(324)	(124)

Income (loss) before taxes on income (tax benefit)	10,191	(7,561)	(24,031)
Taxes on income (tax benefit) (Note 16)	1,244	(191)	34

Income (loss) before equity in earnings (losses) of affiliates	8,947	(7,370)	(24,065)
Equity in earnings (losses) of affiliate, net	(454)	154	-

Net income (loss)	$ 8,493	$ (7,216)	$(24,065)

Basic net earnings (loss) per share (Note 18c)	$ 0.65	$ (0.49)	$ (1.42)

Diluted net earnings (loss) per share (Note 18c)	$ 0.57	$ (0.49)	$ (1.42)

(a)	Cost of sales includes purchases from related parties for the years ended December 31, 2000, 2001 and 2002 in the amounts of $ 16,378 and $ 13,819 and $ 9,026, respectively.

The accompanying notes are an integral part of the consolidated financial statements.

NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars in thousands (except share data)

	Number of Ordinary shares outstanding	Share capital	Additional paid-in capital	Accumulated other comprehensive loss	Retained earnings (accumulated deficit)	Total comprehensive income (loss)	Total shareholders' equity

Balance as of January 1, 2000	11,774,573	$2,940	$17,702	$ (114)	$(2,665)		$ 17,863
Comprehensive income:
Net income	-	-	-	-	8,493	$ 8,493	8,493
Other comprehensive loss:
Foreign currency translation adjustments	-	-	-	(464)	-	(464)	(464)

Total comprehensive income	-	-	-	-	-	$ 8,029	-

Issuance of shares related to the acquisition of Salsa Group, net (Note 1b)	666,667	164	9,274	-	-		9,438
Issuance of shares related to a private
placement, net	748,223	186	9,255	-	-		9,441
Exercise of warrants, net	597,487	147	1,694	-	-		1,841
Exercise of options	738,968	181	1,080	-	-		1,261
Amortization of stock compensation	-	-	52	-	-		52

Balance as of December 31, 2000	14,525,918	3,618	39,057	(578)	5,828		47,925
Comprehensive loss:
Net loss	-	-	-	-	(7,216)	$(7,216)	(7,216)
Other comprehensive loss:
Foreign currency translation adjustments	-	-	-	(204)	-	(204)	(204)

Total comprehensive loss	-	-	-	-	-	$(7,420)	-

Exercise of options, net	225,835	56	436	-	-		492

Balance as of December 31, 2001	14,751,753	3,674	39,493	(782)	(1,388)		$ 40,997
Comprehensive loss:
Net loss	-	-	-	-	(24,065)	(24,065)	(24,065)
Other comprehensive loss:
Foreign currency translation adjustments	-	-	-	(504)	-	(504)	(504)

Total comprehensive loss						(24,569)

Issuance of shares, net	2,404,106	528	6,204	-	-		6,732

Balance as of December 31, 2002	17,155,859	$4,202	$45,697	$(1,286)	$(25,453)		23,160

The accompanying notes are an integral part of the consolidated financial statements.

NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2000	2001	2002
Cash flows from operating activities:

Net income (loss)	$ 8,493	$(7,216)	$(24,065)
Adjustments to reconcile net income (loss) to net
cash used in operating activities:
Depreciation, amortization and impairment of
goodwill, technology and other intangible assets	3,156	5,333	15,424
Write-off of property and equipment	-	636	321
Loss (gain) on sale of property and equipment	(25)	190	124
Deferred income taxes, net	26	(663)	(43)
Amortization of deferred stock compensation	52	-	-
Accrued severance pay, net	138	(27)	(51)
Equity in losses (earnings) of affiliates, net	719	(154)	-
In process research and development write-off	4,300	-	-
Decrease (increase) in trade receivables	(25,683)	7,043	7,971
Decrease (increase) in other accounts receivable and
prepaid expenses	(2,519)	*)1,021	(733)
Decrease (increase) in inventories	(9,409)	(1,261)	754
Decrease (increase) in long-term trade receivables	(2,387)	168	511
Decrease (increase) in long-term related parties'
accounts	(618)	618	2
Decrease (increase) in long-term prepaid expenses	(155)	24	32
Increase (decrease) in trade payables	7,216	257	(5,105)
Increase (decrease) in trade payables from related
parties	2,565	(1,576)	1,925
Increase (decrease) in other accounts payable and
accrued expenses	4,722	(3,147)	(1,040)
Decrease in customer advances	(829)	(1,452)	(271)

Net cash used in operating activities	(10,238)	(206)	(4,244)

*)     Reclassified.

The accompanying notes are an integral part of the consolidated financial statements.

NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2000	2001	2002
Cash flows from investing activities:

Investment in short-term restricted cash	-	*)(454)	(709)
Investment in restricted long-term bank deposit	-	-	(50)
Proceeds from restricted long-term bank deposit	105	127	-
Purchase of property and equipment	(3,227)	(9,043)	(3,179)
Proceeds from sale of property and equipment	14	686	1,197
Payment for the acquisition of Salsa Group (1)	(18,674)	-	-
Proceeds from acquisition of consolidated subsidiary, net (2)	-	110	-

Net cash used in investing activities	(21,782)	(8,574)	(2,741)

Cash flows from financing activities:

Proceeds from issuance of shares and warrants, net	8,879	-	6,732
Proceeds from exercise of options and warrants, net	3,102	492	-
Short-term bank credit and short-term loans, net	(2,076)	4,323	783
Proceeds from long-term loans	35,646	-	-
Principal payment of long-term loans	(3,417)	(2,322)	(1,706)

Net cash provided by financing activities	42,134	2,493	5,809

Effect of exchange rate changes on cash and cash equivalents	(85)	(537)	(714)

Increase (decrease) in cash and cash equivalents	10,029	(6,824)	(1,890)
Cash and cash equivalents at the beginning of the year	9,190	19,219	12,395

Cash and cash equivalents at the end of the year	$ 19,219	$ 12,395	$ 10,505

*)     Reclassified.

The accompanying notes are an integral part of the consolidated financial statements.

NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2000	2001	2002
(1)Payment for the acquisition of Salsa Group:
Fair value of assets acquired and liabilities assumed at the date of acquisition was as follows
Working capital (excluding cash and cash equivalents)	$ 4,666	$ -	$ -
Property and equipment	2,216	-	-
Long-term prepaid expenses	53	-	-
Technology	9,672	-	-
Assembled work-force	1,478	-	-
Customer list	3,094	-	-
Goodwill	3,195	-	-
In-process research and development	4,300	-	-

	28,674	-	-
Less - amount acquired by issuance of shares	(10,000)	-	-

	$ 18,674	$ -	$ -

(2)Proceeds from acquisition of consolidated subsidiary:
Fair value of assets acquired and liabilities assumed at the date of acquisition was as follows:
Working capital, net (excluding cash and cash equivalents)	$ -	$ (554)	$ -
Long-term trade receivables	-	42	-
Property and equipment	-	862	-
Technology	-	700	-
Long-term loans	-	(1,468)	-
Excess of losses over investment in an affiliate	-	308	-

	$ (110)	$ -

(3) Supplemental disclosure of cash flows activities:
Cash paid during the year for:
Interest	$ 585	$2,628	$1,685

Income taxes	$ 423	$ 945	$ 625

Non-cash investing activities:
Purchase of property and equipment	$ 483	$ -	$ -

The accompanying notes are an integral part of the consolidated financial statements.

NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except per share data)

NOTE 1:- GENERAL

a.	NUR Macroprinters Ltd. And subsidiaries (collectively, “the Company”) develops, manufactures, sells and provides services of digital printing systems for on-demand, short-run, wide format and super-wide format printing as well as related consumable products. The principal markets of the Company are located in Europe, the Americas and Asia.

The Company operates through wholly-owned subsidiaries for sales, support services and marketing of the Company’s products in their country or region of domicile. Such entities include NUR Europe S.A. (“NUR Europe”) in Belgium, NUR America Inc. (“NUR America”) in the U.S., NUR Asia Pacific Ltd. (“NUR Asia Pacific”) in Hong Kong and NUR Macroprinters (Shanghai) Co. Ltd. (“NUR Shanghai”) in the People’s Republic of China.

NUR Media Solutions S.A. (“NUR Media Solutions”), a wholly-owned subsidiary, is engaged in developing and marketing consumables for the Company’s printers.

NUR Pro Engineering Ltd., a 50% joint venture, is engaged in the assembly of the Company’s printers (see Note 6). Under the establishment agreements, the Company has the option to purchase the other 50% of NUR Pro Engineering or to sell its 50%, if certain conditions as described in the agreements, are met.

In December 1999, the Company established Stillachem S.A. (“Stillachem”), a joint venture with a third party of which the Company owns 50.1%. Stillachem is engaged in development and manufacture of special inks for digital printing systems. During the second quarter of 2001 the Company acquired the remaining 49.9% of the shares of Stillachem. The transaction was accounted for by the purchase method of accounting. Pro forma information in accordance with APB-16 has not been provided since the revenues for 2000 and 2001, were not material in relation to total consolidated revenues. The operations of Stillachem are included in the consolidated statements from the second quarter of 2001.

The operations of Stillachem were transferred to NUR Media Solution and Salsa, whose operations are currently inactive.

In connection with the acquisition, the Company recorded an amount of $ 700 as technology to be amortized over a period of 5 years.

In July 2000, the Company established a wholly-owned subsidiary named Salsa Digital Printers Ltd. (“Salsa Digital Printers”) in San Antonio, Texas, as part of the Salsa Group acquisition (See Note 1b). In addition, the Company established a wholly-owned subsidiary in Hungary named NUR Hungary Trading and Software Licensing LLC. (“HOC”).

NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except per share data)

NOTE 1:- GENERAL (Cont.)

As part of the Salsa Group acquisition (see Note 1b), the Company acquired the shares of NUR Japan, Ltd. (“Signtech Japan”), a wholly-owned subsidiary in Japan. In November 2000, the Company established a wholly-owned subsidiary in Brazil named NUR Do Brazil (“NUR Brazil”). Both companies are engaged in the marketing of the Company’s products as well as in providing support services in their countries of domicile.

b.	Acquisition of Salsa Group:

On May 17, 2000, the Company entered into an acquisition agreement with a U.S. partnership, Salsa Ltd., and its wholly-owned subsidiaries (“Salsa Group”). According to the agreement, the Company and its subsidiaries acquired as of July 3, 2000, all the assets and assumed certain liabilities of the Salsa Group and all of the outstanding shares of Signtech Japan in consideration of $ 20,000 in cash and $ 10,000 through the issuance of 666,667 Ordinary shares of the Company. In addition, the Company incurred other costs directly related to the acquisition amounting to approximately $ 400. The total acquisition cost amounted to $ 30,400.

Salsa Group was engaged in the development, manufacturing and selling of digital printing systems for on-demand, short-run, wide format and super wide format printing, and also in selling of related consumable products.

The operations generated by the acquired net assets of Salsa Group are included in the consolidated statements commencing the third quarter of 2000.

The acquisition was accounted for by the purchase method of accounting. Accordingly, the purchase price has been allocated according to the fair value of the assets acquired and liabilities assumed and resulted in the recording of goodwill of approximately $ 3,195, which was amortized until December 31, 2001 on a straight-line basis (see also Note 2l and 9). As to impairment of goodwill and intangible assets in 2002, see notes 2j, k and l.

In connection with the above-mentioned acquisition, the Company recorded in the third quarter of 2000, a one-time research and development expense of $ 4,300 to write-off the in-process research and development acquired from Salsa Group, for which technological feasibility has not yet been established and for which no alternative future use exists.

NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except per share data)

NOTE 1:- GENERAL (Cont.)

The following is a summary of the fair value of the assets acquired:

Working capital, net	$ 6,392
Property and equipment	2,216
Long-term prepaid expenses	53
Goodwill (see Note 9b)	4,673
Technology and other intangible assets (see Note 9a)	12,766
In-process research and development	4,300

$30,400

The following represents the unaudited pro-forma results of operations for the year ended December 31, 2000, assuming that the Salsa Group acquisition had been consummated as of January 1, 2000:

Year ended December 31, 2000
Unaudited
Revenues	$ 139,422

Net income	$ 12,620

Basic net earnings per share	$ 0.94

Diluted net earnings per share	$ 0.83

c.	The Company purchases some of the ink and all of the ink-jet printerheads used in its printers from a single supplier for each series of printers. The Company’s customers rely on the ink and ink-jet printerheads to operate their printers. Because the Company’s business depends on these items for sale and maintenance of its printers, a failure in supplying or a change in credit terms could have a material adverse effect on the Company’s results of operations and financial position.

d.	The Company employs a limited number of unaffiliated subcontractors to manufacture components for its printers. The Company currently employs one 50% owned affiliated sub-contractor to assemble some of its printers.

Because the Company relies on a limited number of subcontractors, if the Company fails to maintain its relationships with its subcontractors or fails to develop alternative sources for its printer components, it could have a material adverse effect on the Company’s results of operations and financial position.

NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except per share data)

NOTE 1:- GENERAL (Cont.)

e.	Restructuring charges:

During the first and fourth quarters of 2001 and the second and fourth quarters of 2002 the Company decided to perform a series of strategic initiatives intending to further reduce costs and increase efficiency. As a result, approximately 60 and 72 positions were eliminated by the Company in the years 2001 and 2002, respectively. In addition, during the first quarter of 2001 and the fourth quarter of 2002 the Company wrote-off $ 3,989 and $ 975 of its inventories, respectively.

The restructuring charges consisted of the following:

In 2001:

a)	Consolidating the operations of NUR America and Salsa Digital Printers into one facility in San-Antonio.
b)	Consolidating the ink manufacturing of Stillachem into the facility of Salsa Digital Printers in San Antonio.
c)	Consolidating the Salsa Digital Printers R&D operations in Israel and the U.S. into the Company’s facility in Lod, Israel.

In 2002:

a)	Downsizing in the number of employees due to the reduction in sales level.
b)	Relocating operations in Asia Pacific from China to Hong Kong.

In connection with SFAS No. 144, “Accounting for the impairment or Disposal of Long Lived Assets and Emerging Issues Task Force (“EITF”) Issue 94-3 “Liability Recognition for certain Employee Termination Benefits and Other Costs to Exit an Activity (including certain costs in Restructuring), and Staff Accounting Bulletin No. 100, “Restructuring and Impairment Charges” the Company recorded during the years 2001 and 2002 restructuring charges of $ 3,237 and $ 1,300, respectively.

The components and the classification of the restructuring charges and the write-offs associated with the restructuring charges for the years ended 2001 and 2002 are as follows:

	Year ended December 31,
	2001	2002
	Restructuring charges
Restructuring charges:
Employee termination and severance costs	$1,881	$ 860
Write-off of property and equipment	636	321
Other exit costs	720	119

	$3,237	$1,300

NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except per share data)

NOTE 1:- GENERAL (Cont.)

f.	Doubtful debt expenses resulting from relocation of operations:

In 2002, as a result of difficulties faced in the operations in China, and relocating its operation from China to Hong Kong, the Company expected an increase in the difficulty of collecting its trade receivables in China and as a result recorded additional provision for doubtful debts in the amount of $ 2,881, which is presented as a one time doubtful debt expense among general and administrative expenses.

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES

The Company’s consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“US GAAP”).

a.	Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

b.	Financial statements in U.S. dollars:

The accompanying consolidated financial statements have been prepared in U.S dollars (“dollars”). The dollar is the currency of the primary economic environment in which the operations of the Company, NUR America, Salsa Digital Printers, HOC, NUR Do Brazil, and NUR Pro Engineering are conducted. The majority of sales is made in dollars and the majority of purchases of materials and components is invoiced and paid in dollars. In addition, a substantial portion of costs is incurred in dollars or paid in dollars. Accordingly, the Company’s management believes that the dollar is the primary currency of the economic environment in which the Company and the above-mentioned entities operate. Thus, the functional and reporting currency of the Company and these subsidiaries is the dollar.

Accordingly, transactions and balances denominated in dollars are presented at their original amounts. Monetary accounts maintained in currencies other than the dollar are remeasured into dollars in accordance with Statement of Financial Accounting Standard No. 52, “Foreign Currency Translation” (“SFAS No. 52”). All transaction gains and losses of the remeasurement of monetary balance sheet items denominated in non-dollar currencies are reflected in the statements of operations as financial income or expenses, as appropriate.

The financial statements of all other subsidiaries, whose functional currency is not the U.S dollar, have been translated into dollars. All balance sheet accounts have been translated using the exchange rates in effect at the balance sheet date. Statement of operations amounts have been translated using the average exchange rate for the period. The resulting translation adjustments are reported as a component of accumulated other comprehensive loss in shareholders’ equity.

NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except per share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

c.	Principles of consolidation:

The consolidated financial statements include the accounts of the Company and its subsidiaries. Intercompany transactions and balances including profit from intercompany sales not yet realized outside the group, have been eliminated upon consolidation.

d.	Cash equivalents:

Cash equivalents are short-term highly liquid investments that are readily convertible to cash with original maturities of three months or less.

e.	Short-term restricted cash

Short-term restricted cash is primarily invested in highly liquid deposits, which are used as a security for certain of the Company’s liabilities, and obligations.

f.	Inventories:

Inventories are stated at the lower of cost or market value. Inventory write-offs are provided to cover risks arising from slow-moving items or technological obsolescence and for market prices lower than cost (See note 1e). Cost is determined as follows:

Raw materials – using the average cost method with addition of allocable indirect manufacturing costs. Work-in-progress and finished products — on the basis of direct manufacturing costs with the addition of allocable indirect manufacturing costs.

g.	Long-term trade receivables:

Long-term receivables from extended payment agreements are recorded at estimated present values determined based on prevailing rates of interest at date of transaction and reported at the net amounts in the accompanying financial statements. Imputed interest is recognized, using the effective interest method as a component of interest income in the accompanying statements.

h.	Investments in affiliates:

The investment in NUR Pro Engineering, over which the Company owns 50% and can exercise significant influence, is presented using the equity method of accounting.

Management periodically reviews the carrying value of the investments. If this review indicates that the cost is not recoverable, the carrying value is reduced to its estimated fair value. As of December 31, 2002, no impairment losses have been identified.

NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except per share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

i.	Property, plant and equipment:

Property, plant and equipment are stated at cost, net of grants received and accumulated depreciation.

Depreciation is calculated using the straight-line method over the estimated useful lives of the assets.

The annual depreciation rates are as follows:

%

Machinery and equipment	10-33
Motor vehicles	15
Office furniture and equipment	6-10
Building	3
Leasehold improvements	Over the term of the lease

j.	The Company’s long-lived assets and certain identifiable intangibles are reviewed for impairment in accordance with SFAS No. 144 whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. (See note 1e).

k.	Intangible assets:

Intangible assets arising from the acquisition prior to July 1, 2001, are being amortized on a straight-line basis over their useful life. Acquired technology is amortized over 5 years, and customer list is amortized over 7 years. The Company performed an impairment test during the fourth quarter of 2002, and accordingly recognized an impairment loss of $ 6,995 (see Note 9a).

l.	Goodwill:

Goodwill represents excess of the costs over the net assets of businesses acquired. Goodwill arising from acquisitions prior to July 1, 2001, was amortized until December 31, 2001, on a straight-line basis over 10 years. As from January 1, 2002, pursuant to Statement of Financial Accounting Standard No. 142, “Goodwill and Other Intangible Assets”(“SFAS No, 142”) tested for impairment on adoption and at least annually thereafter or between annual tests in certain circumstances, and written down when impaired, rather than being amortized as previous accounting standards required. Goodwill attributable to each of the reporting unit is tested for impairment by comparing the fair value of each reporting unit with its carrying value. Fair value is determined using discounted cash flows, market multiples and market capitalization. Significant estimates used in the methodologies include estimates of future cash flows, future short-term and long-term growth rates, weighted average cost of capital and estimates of market multiples for the reportable unit. The Company performed the impairment test during the fourth quarter of 2002 and, accordingly, recognized an impairment loss of $ 3,876.

NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except per share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

m.	Revenue recognition:

The Company generates revenues from sale of its products and from services to its products.

Revenues from sales of products are recognized in accordance with Staff Accounting Bulletin No. 101 “Revenue Recognition in Financial Statements” (“SAB. No 101”) upon delivery provided that the collection of resulting receivable is probable, there is a persuasive evidence of an arrangement, no significant obligations in respect of installation remain and the price is fixed or determinable. The Company does not grant right of return.

On occasion, customers request delayed shipment, usually due to scheduling of systems integration and/or lack of storage space at the customers’ facilities during the implementation. In such bill and hold transactions, the Company recognizes revenue when the criteria of Staff Accounting Bulletin No. 101 are satisfied.

Revenues from service contracts are recognized ratably over the term of the agreements.

Revenues from trade-in transactions of the Company’s printers are recorded at fair value as a discount from revenues in accordance with APB 29 “Accounting for Non-monetary Transactions” and EITF 01-2 “Interpretations of APB Opinion No. 29", when the cash consideration involved with such transactions is material.

Deferred revenue includes amounts received from customers for which revenue has not yet been recognized.

n.	Warranty costs:

The Company provides a warranty of up to six months, at no extra charge. A provision is recorded for probable costs in connection with warranties, based on the Company’s experience (in respect of most of these costs the Company has warranties from its suppliers).

Changes in the Company’s liability during the period are as follows:

Balance at the beginning of the year	$(1,365)
Warranties issued during the year	1,858
Changes in liability for warranty during the year	(1,820)

Balance at the end of the year	$(1,327)

NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except per share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

o.	Research and development costs:

Research and development costs net of grants for funding approved research and development projects are charged to expenses as incurred.

p.	Government grants:

Royalty-bearing grants from the Government of Israel and from the government of Belgium for funding approved research and development projects and for funding marketing activities are recognized at the time the Company is entitled to such grants, on the basis of the related costs incurred and included as a deduction of research and development, and selling and marketing expenses, respectively.

The Company is also entitled to non-royalty-bearing grants for its participation in the “MAGNET” project financed by the Government of Israel. These grants are recognized at the time the Company is entitled to such grants, on the basis of the costs incurred and are recorded as a deduction of research and development expenses.

q.	Income taxes:

The Company and its subsidiaries account for income taxes in accordance with Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes”(“SFAS No. 109”). This statement prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company and its subsidiaries provide a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.

r.	Concentrations of credit risk:

Financial instruments that potentially subject the Company and its subsidiaries to concentrations of credit risk consist principally of cash and cash equivalents, short-term restricted cash, trade receivables, long-term trade receivables, restricted long-term bank deposits and long-term loans to an affiliate.

The Company’s cash and cash equivalents consist primarily of U.S. dollar, New Israeli Shekel (“NIS”) and Euro amounts deposited in banks. Cash and cash equivalents and restricted short and long term bank deposits are invested in major banks primarily in Israel, the United States, Asia and Belgium. Such deposits in the United States may be in excess of insured limits and are not insured in other jurisdictions. Management believes that the financial institutions that hold the Company’s investments are financially sound, and, accordingly, minimal credit risk exists with respect to these investments.

NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except per share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The trade receivables and the long-term trade receivables of the Company and its subsidiaries are derived mainly from sales to customers located primarily in America, U.S.A., Asia, China and Europe. Management believes that credit risks are moderated by the diversity of its end-customers and geographic sales areas. The Company performs ongoing credit evaluations of its customers financial condition. An allowance for doubtful accounts is determined with respect to specific debts that the Company has determined to be doubtful of collection. The Company also insures some of its trade receivables. As for collection difficulties in China, see Note 1f.

The Company has provided a long-term loan to its affiliate, amounting to $ 284 and $ 282 as of December 31, 2001 and 2002, respectively. The long-term loan is unsecured. The Company performs ongoing evaluations of the balances and to date, considers the credit risk to be low.

The Company engages in the sale, with recourse of certain of its trade receivables with established commercial banking institutions. As of December 31, 2002, a total amount of $ 9,838 was sold to the banks.

The Company has no significant off-balance-sheet concentration of credit risk such as foreign exchange contracts, option contracts or other foreign hedging arrangements.

s.	Severance pay:

The Company’s liability for severance pay is calculated pursuant to Israeli severance pay law based on the most recent salary of the employees multiplied by the number of years of employment, as of the balance sheet date. Employees are entitled to one month’s salary for each year of employment, or a portion thereof. The Company’s liability for all of employees, is fully provided by monthly deposits with severance pay funds, insurance policies and by an accrual. The value of these policies is recorded as an asset in the Company’s consolidated balance sheet.

The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israeli severance pay law or labor agreements. The value of the deposited funds is based on the cash surrendered value of these policies, and includes immaterial profits.

Severance expenses for the years ended December 31, 2000, 2001 and 2002 amounted to approximately $ 306, $ 1,426 and $ 716, respectively.

t.	Fair value of financial instruments:

The following methods and assumptions were used by the Company and its subsidiaries in estimating their fair value disclosures for financial instruments:

The carrying amounts of cash and cash equivalents, short-term restricted cash, trade receivables, other accounts receivable, short-term bank credit, short-term loans, trade payables and other accounts payable approximate their fair value, due to the short term maturity of such instruments.

NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except per share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The carrying amounts of the Company’s long-term trade receivables, long-term loans to an affiliate and restricted long-term bank deposits, approximate their fair value. The fair value was estimated using discounted cash flow analyses, based on the Company’s incremental investment rates for similar type of investment arrangements.

The carrying amount of the Company’s long-term loans approximates their fair value. The fair value was estimated using discounted cash flow analyses, based on the Company’s incremental borrowing rates for similar type of borrowing arrangements.

The fair value of foreign currency transactions (used for non-hedging purposes) made during 2002 was estimated by obtaining quotes from investment bankers.

u.	Advertising costs:

The Company expenses advertising costs as incurred. Advertising expenses for the years ended December 31, 2000, 2001 and 2002 were $ 662, $ 554 and $ 261, respectively.

v.	Basic and diluted net earnings (loss) per share:

Basic net earnings (loss) per share is computed based on the weighted average number of Ordinary shares outstanding during each year. Diluted net earnings (loss) per share is computed based on the weighted average number of Ordinary shares outstanding during the period plus dilutive potential Ordinary shares considered outstanding during the year, in accordance with Statement of Financial Accounting Standard No. 128, “Earnings Per Share”(“SFAS No. 128”).

Outstanding stock options and warrants have been excluded from the calculation of the diluted net earnings (loss) per Ordinary share when such securities are anti-dilutive for all periods presented. The total weighted average number of shares related to the outstanding options and warrants excluded from the calculations of diluted net earnings (loss) per share was 310,200, 931,736 and 1,194,630 for the years ended December 31, 2000, 2001 and 2002, respectively.

w.	Accounting for stock-based compensation:

The Company has elected to follow Accounting Principles Board Opinion No. 25 “Accounting for Stock Issued to Employees” (“APB No. 25”) and FASB Interpretation No. 44 “Accounting for Certain Transactions Involving Stock Compensation” (“FIN No. 44”) in accounting for its employee stock option plans. Under APB No. 25, when the exercise price of the Company’s stock options is less than the market price of the underlying shares on the date of grant, compensation expense is recognized.

NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except per share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Under Statement of Financial Accounting Standard No. 123 “Accounting for Stock-Based Compensation (“SFAS No. 123”), pro forma information regarding net income and earnings per share is required, and has been determined as if the Company had accounted for its employee stock options under the fair value method of SFAS No. 123. The fair value for these options is amortized over their vesting period and estimated at the date of grant using a Black-Scholes Option Valuation Model with the following weighted-average assumptions for 2000, 2001 and 2002: risk-free interest rates of 6.0% for 2000, 2.0% for 2001 and 2.0% for 2002; dividend yields of 0% for 2000, 2001 and 2002; volatility factors of the expected market price of the Company’s Ordinary shares of 0.66 for 2000, 0.74 for 2001 and 0.78 for 2002; and an expected life of the option of 10 years for each year.

The following table illustrates the effect on net income and earnings per share, assuming that the Company had applied the fair value recognition provision of SFAS 123 on its stock-based employee compensation:

December 31,
	2000	2001	2002
Net income (loss) as reported	$ 8,493	$ (7,216)	$ (24,065)

Deduct:Stock-based compensation expense
determined under fair value method for all
awards, net of related tax effects	$ 62,268	$ 4,818	$ 614

Pro forma net income	$ 6,225	$ (12,034)	$ (24,679)

Earnings per share:
Basic, as reported	$ 0.65	$ (0.49)	$ (1.42)

Basic pro forma	$ 0.47	$ (0.82)	$ (1.45)

Diluted, as reported	$ 0.57	$ (0.49)	$ (1.42)

Diluted pro forma	$ 0.42	$ (0.82)	$ (1.45)

The Company applies SFAS No. 123 and EITF 96-18 “Accounting for Equity Instruments that are Issued to Other than Employees for Acquiring, or in Conjunction with Selling, Goods or Services” (“EITF 96-18”) with respect to options issued to non-employees. SFAS No. 123 requires use of an option valuation model to measure the fair value of the options at the grant date.

x.	Derivative and hedging activities:

The Company accounts for Derivatives and Hedging based on Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities (“SFAS No. 133”). SFAS No. 133 requires companies to recognize all of its derivative instruments as either assets or liabilities in the statement of financial position at fair value.

NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

For derivative instruments not designated as hedging instruments, the gain or loss is recognized in other income/expense in current earnings during the period of change.

During 2002, the Company entered into non-hedging forward and options contracts to hedge certain of its balance sheet exposure against changes in foreign currency exchange rates. The agreements, which were executed during 2002, resulted in a loss, through December 31, 2002, of approximately $ 1,600, which was included in the statements of operations as financial loss.

In addition, on June 28, 2002, the Company entered into call/put option agreement in the amount of approximately $ 10,000, to be executed on June 28, 2003. The gain resulted which was included in the statements of operations during 2002 was approximately $ 221.

y.	Reclassification:

Certain amounts from prior years have been reclassified to conform to the current year representation. The reclassification had no effect on previously reported net loss, shareholders equity and cash flows.

z.	Implementation of new accounting standards and their impact on the financial statements:

In November 2002, the FASB issued FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an interpretation of FASB Statements No. 5, 57, and 107 and Rescission of FASB Interpretation No. 34” (“FIN No. 45”). FIN No. 45 elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. FIN No. 45 does not prescribe a specific approach for subsequently measuring the guarantor’s recognized liability over the term of the related guarantee. It also incorporates, without change, the guidance in FASB Interpretation No. 34, “Disclosure of Indirect Guarantees of Indebtedness of Others,” which is being superseded. The disclosure provisions of FIN No. 45 are effective for financial statements of interim or annual periods that end after December 15, 2002 and the provisions for initial recognition and measurement are effective on a prospective basis for guarantees that are issued or modified after December 31, 2002, irrespective of a guarantor’s year-end. The Company does not expect the adoption of FIN No. 45 to have a material impact on its results of operations or financial position.

NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 3:- OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,
	2001	2002
Government authorities	$ 953	$ 960
Participations and grants receivable	477	864
Employees	447	167
Advances to suppliers (1)	980	1,546
Prepaid expenses	735	1,212
Other	1,196	782

	$4,788	$5,531

(1)	Includes $ 633 and $ 1,328 as of December 31, 2001 and 2002, respectively, paid in advance to an affiliate, NUR Pro Engineering, in respect of printers that have not yet been supplied.

NOTE 4:- INVENTORIES

	December 31,
	2001	2002
Raw materials	$ 5,616	$ 4,620
Work-in-progress	4,366	4,307
Finished products	15,016	15,370

	$24,998	$24,297

As for inventories write-off see Note 1e.

NOTE 5:- LONG-TERM TRADE RECEIVABLES

The aggregate annual maturities of long-term trade receivables from the sale of products are as follows:

	December 31,
	2001	2002
First year (current maturities)	$2,860	$3,082
Second year	1,555	1,404
Third year	493	330
Fourth year	195	26
Fifth year	23	-

	5,126	4,842
Less - current maturities	2,860	3,082

	$2,266	$1,760

Long-term trade receivables bear interest at the average rate of 13% per annum.

NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 6:- INVESTMENTS IN AFFILIATES

Investment in NUR Pro Engineering:

	December 31,
	2001	2002
Equity, net (1)	$308	$308
Long-term loans (2)	284	282

Total investments in NUR Pro Engineering	592	590

(1) Net equity as follows:
Net equity as of purchase date	*)-	*)-
Accumulated net earnings	308	308

	$308	$308

(2)	The Company granted NUR Pro Engineering loans as follows:

A loan in the amount of $ 175 linked to the U.S. dollar bearing annual interest at the rate of 3%. A maturity date has not yet been determined.

A loan in the amount of $ 100 linked to the NIS bearing no interest and to be repaid in 20 years.

*)	Represents an amount lower than $ 1.

NOTE 7:- RESTRICTED LONG-TERM BANK DEPOSITS

Restricted long-term bank deposits are maintained with banks mainly to secure obligations to customers. The Company is restricted from withdrawing any portion of the long-term bank deposits at any time, until the repayment of the leasing obligation by the customer. The restricted long-term bank deposits as of December 31, 2002 will mature in 2004, are linked to the U.S. dollar and bear weighted average interest at a rate of 4%.

NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 8:- PROPERTY, PLANT AND EQUIPMENT, NET

a.	Composition of property and equipment is as follows:

	December 31,
	2001	2002
Cost:
Machinery and equipment	$ 5,555	$ 7,048
Motor vehicles	53	19
Office furniture and equipment	7,699	9,207
Buildings	1,421	1,585
Leasehold improvements	4,076	3,695

	18,804	21,554

Accumulated depreciation:
Machinery and equipment	1,561	2,248
Motor vehicles	14	5
Office furniture and equipment	3,074	6,100
Buildings	522	226
Leasehold improvements	962	1,306

	6,133	9,885

Depreciated cost before grants	12,671	11,669
Less - grants	93	93

Depreciated cost	$12,578	$11,576

b.	Depreciation expenses for the years ended December 31, 2000, 2001 and 2002 amounted to $ 1,614, $ 3,014 and $ 2,860, respectively. (As for impairment, see Note 1e).

As for charges, see Note 13c.

NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:- GOODWILL, TECHNOLOGY AND OTHER INTANGIBLE ASSETS, NET

a.	Technology and other intangible assets:

1.	Composition of other intangible assets:

	December 31,
	2001	2002
Original amounts:
Technology (1)	$10,372	$ 700
Customer list (1)	3,094	272
Patent rights	72	72

	13,538	1,044

Accumulated amortization:
Technology	2,900	118
Customer list	663	-
Patent rights	72	72

	3,635	190

Amortized cost	$ 9,093	$ 854

2.	Estimated amortization expenses for the year ended:

December 31,

2003	$ 206
2004	206
2005	206
2006	208
2007	28

$ 854

(1)	$ 12,766, resulting from the acquisition of Salsa Group, and $ 700 resulting from the acquisition of Stillachem in 2001.

NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data))

NOTE 9:- GOODWILL AND OTHER INTANGIBLE ASSETS, NET (Cont.)

b.	Goodwill:

The changes in the carrying amount of goodwill for the year ended December 31, 2002 are as follows:

Balance as of January 1, 2002	$ *)3,836
Impairment losses	(3,836)

Balance as of December 31, 2002	$ -

*)	Includes an amount of $ 1,160 of assembled workforce, net that was classified as goodwill effective January 1, 2002. The assembled workforce results from the acquisition of Salsa Group.

The unaudited results of operations presented below for the three years ended December 31, 2000, 2001 and 2002, respectively, reflect the impact on results of operations had the Company adopted the non-amortization provisions of SFAS No. 142 effective January 1, 2000:

	Year ended December 31,
	2000	2001	2002
Reported net loss	$8,493	$(7,216)	$(24,065)
Goodwill amortization	265	572	-

Adjusted net loss	$8,758	$(6,644)	$(24,065)

Basic loss per share:
Reported net loss	$0.65	$(0.49)	$(1.42)
Goodwill amortization	0.02	0.04	-

Adjusted net loss	$0.67	$(0.45)	$(1.42)

Diluted loss per share:
Reported net loss	$0.57	$(0.49)	$(1.42)
Goodwill amortization	0.02	0.04	-

Adjusted net loss	$0.59	$(0.45)	$(1.42)

c.	Amortization and impairment goodwill, technology and other assets for the years ended December 31, 2000, 2001 and 2002 were $ 1,542, $ 2,955 and $ 12,885, respectively.

NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:- SHORT-TERM BANK CREDIT AND SHORT-TERM LOANS

	Linkage	Interest rate		December 31.
	terms	2001	2002	2001	2002
		%
	NIS-
Short-term bank credit	unlinked	5.1	11.7	$4,827	$2,641
Short-term bank loans	U.S. dollar	5.23	3.37	10	2,442
Short-term bank loans	Euro	5.23	-	224	-
	NIS-
Short-term bank credit	unlinked		11.2	-	761

				$5,061	$5,844

The weighted average interest rate as of December 31, 2001 and 2002 was 5.1% and 8.2%, respectively.

The total authorized credit line is $ 16,250 at December 31, 2002, which was fully utilized.

NOTE 11:- OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	December 31,
	2001	2002
Employees and payroll accruals	$ 2,476	$ 2,841
Government Authorities	1,187	1,293
Royalties payable	1,082	746
Warranty	1,365	1,327
Accrued expenses	3,935	2,777

	$ 10,045	$ 8,984

NOTE 12:- LONG-TERM LOANS

a.	Composed as follows:

	Linkage	Interest rate		December 31.
	terms	2001	2002	2001	2002
		%
From banks	U.S.dollar	6.00	4.5	$32,795	$31,423

From leasing companies	Euro	4.95	4.95	982	648

				33,777	32,071
Less - current maturities				2,057	2,020

				$31,720	$30,051

NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:- LONG-TERM LOANS (Cont.)

b.	The aggregate annual maturities of long-term loans are as follows:

	December 31,
	2001	2002
First year (current maturities)	$ 2,057	$ 2,020

Second year	2,064	3,834
Third year	4,070	17,581
Fourth year	24,874	7,881
Fifth year and thereafter	712	755

	31,720	30,051

	$33,777	$32,071

c.	During the first quarter of 2002, the Company entered into agreements with the banks according to which the banks agreed to reschedule the repayment dates of the Company’s long-term loans and bank credit.

The long-term loans balances are presented according to the new rescheduled periods and in accordance with Statement of Financial Accounting No. 6, “Classification of Short-Term obligation Expected to be Refinanced”.

As part of the agreements signed with the banks, the Company had paid a commission in the amount of $ 54 for the rescheduling of the loans and agreed to certain covenants.

d.	Throughout 2002, the Company did not comply with certain terms of the covenants discussed in c above.

The Company received the banks approval in writing, not to act upon their contractual rights, on the Company’s abovementioned default. The long-term loans balances are presented according to the new rescheduled periods and in accordance with Statement of Financial Accounting No. 6, “Classification of Short-Term obligation Expected to be Refinanced”.

In March, 2003, the Company signed new agreements with the banks, according to which new covenants were settled. The new covenants are as follows:

1.	To maintain an equity of no less than $ 20 thousand of the Company’s tangible assets during 2003, no less than $ 22 thousand or less than 24% of the Company’s tangible assets in 2004 and no less than $ 27 thousand or less than 27% of the Company’s tangible assets in 2005.

2.	To prevent short-term credit from exceeding 70% of the Company’s net accounts receivable aged less than 180 days or exceeding $ 19 thousand. The Company is entitled, however, to borrow an additional sum of up to $ 3 thousand from non-banking institutions.

NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:- LONG-TERM LOANS (Cont.)

3.	To maintain at the end of each quarter a cash balance of at least $ 9 thousand.

4.	To refrain from merging, consolidating, amalgamating or entering into any other form of business combination with a third party, or liquidating of dissolving.

5.	To maintain certain financial ratios relating to the Company’s earnings before income tax, depreciation and amortization (EBITDA) and the Company’s overall long-term debt to financial institutions.

6.	To issue an option to purchase up to 140,000 Ordianry shares and an option to purchase up to 100,000 Ordinary shares of the Company to Bank Hapoalim and Bank Leumi, respectively. Both option warrants will be exercisable until March 2007 at $ 0.34 per Ordinary share.

7.	To further secure the Company’s outstanding credit by a guarantee in favor of the banks issued by the Company’s subsidiaries.

NOTE 13:- COMMITMENTS AND CONTINGENT LIABILITIES

a.	Lease commitments:

The Company and most of its subsidiaries rent their facilities under various operating lease agreements, which expire on various dates, the latest of which is in 2011. The minimum rental payments under non-cancelable operating leases are as follows:

Year ended December 31,
2003	$1,317
2004	1,278
2005	1,192
2006	249
2007 and thereafter	202

$4,238

Total rent expenses for the years ended December 31, 2000, 2001 and 2002 were $ 900, $ 1,778 and $ 1,570, respectively.

NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:- COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

b.	Royalty commitments:

1.	The Company entered into several project plans with the Chief Scientist of Israel’s Ministry of Industry and Trade. The Company has an obligation to pay royalties at the rate of 2%-3% of the sales derived from the applicable products developed within the framework of such research and development projects, up to an amount equal to 100% — 150% of the grant received, linked to the U.S. dollar and for grants received after January 1, 1999, also bearing interest at the rate of LIBOR. The Company has no obligation to repay this amount if sales are not sufficient to satisfy the royalty obligations.

In addition, a subsidiary, NUR Media Solutions, has an obligation to pay royalties at rates of 3%-6% on the sales of products developed with funds provided by the Government of Belgium, up to an amount equal to the research and development grants received in connection with such products, linked to the Euro.

Total royalties accrued or paid amounted to $ 432, $ 180 and $ 67 for the years ended December 31, 2000, 2001 and 2002, respectively.

As of December 31, 2002, the Company and NUR Media Solutions have a contingent obligation to pay royalties in the amount of $ 1,100.

2.	The Company is required to pay royalties to the Fund for the Encouragement of Marketing Activity at the rate of 3%-4% of the increases in export sales of products for which the Company received participations for its marketing activities, up to an amount equal to 100%-150% of the grant received, linked to the U.S. dollar. Royalties regarding grants received from 1999 bear LIBOR interest.

The grant is repayable only in respect of sales of the related products, as a percentage of the growth in export sales. If there is no increase in export sales, or if the Company ceases producing the relevant products, the grant would not be repaid.

As of December 31, 2002, the Company paid an aggregate amount of $ 346.

As of December 31, 2002, the Company has a contingent obligation to pay royalties in the amount of $ 929.

c.	Charges and guarantees:

1.	As collateral for its liabilities to the banks, the Company placed fixed charges on certain assets and share capital, as well as a floating lien on all of its assets.

2.	Bank deposit in the amount of $595 secures letters of credit (See note 2e).

NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:- COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

d.	Litigation:

1.	In December 1999, a claim was filed against the Company in the amount of $ 330 regarding a breach of an agreement to pay finders fee in connection with a private placement in 1999. In November 2002, the Company reached an agreement with the claimant according to which the Company issued to the claimant 11,000 warrants with respect of the settlement of the lawsuit.

2.	In September 2000, a claim in the amount of approximately $ 4,950 was filed against the Company and Meital and the CEOs of the companies (jointly and severally), according to which Meital breached a contract, and the Company caused Meital to such breach of contract. In May 2002 the parties reached an out-of-court settlement whereby the Company paid $ 140 for the complete and final settlement of this matter.

3.	During 2002, the Company filed three lawsuits against customers of NUR Shanghai. As a result, the customers filed lawsuits against the Company, in the amount of $ 392. Based on its legal counsel opinion, management did not record any provision with respect to these claims.

e.	Other:

In March 2003, the Company signed a termination and settlement agreement with its CEO, according to which he will receive retirement bonus and non compete fee in the total amount of $ 116. In addition, he will provide to the Company consulting services, for a period of 12 months, for a monthly fee of $ 14.5

NOTE 14:- TRANSACTIONS AND BALANCES WITH RELATED PARTIES

a.	Accounts payable in respect of an affiliate, NUR Pro Engineering, are in respect of the assembly of the Company’s printers. The amount is linked to the NIS and does not bear any interest (as for amounts receivable, see Note 5, as for advances to a supplier, see Note 3).

b.	A company wholly-owned by the Company’s CEO rendered services to certain subsidiaries. The Company and its subsidiaries’ expenses during the years 2000, 2001 and 2002 in respect of such services amounted to approximately $ 40, $ 73 and $ 60, respectively.

c.	Loans to related parties, see Note 6.

d.	On February 2002, the Company signed a service agreement with the Chairman of the Board of Directors for an annual fee of $ 125, which will be paid by issuance of Ordinary shares of the Company. In 2002, in respect of this agreement, 70,773 Ordinary shares were issued.

NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 15:- SHAREHOLDERS’ EQUITY

a.	Shareholders’ rights:

Ordinary shares confer upon their holders voting rights, the right to receive dividends and the right to share in excess assets upon liquidation of the Company.

b.	In July 2000, the Company issued 666,667 Ordinary shares of NIS 1 par value each to the former owners of Salsa Group as a partial consideration for the acquisition in a value of $ 10,000 (see Note 1b).

c.	In September 2000, the Company effected a private offering of its securities. In the private offering, the Company issued 748,223 Ordinary shares of NIS 1 par value each in consideration of $ 10,000 (excluding issuance expenses).

d.	On January 17, 2002, the Company effected a private offering of its securities in which the Company issued 2,333,333 Ordinary shares of NIS 1 par value each in consideration of $ 7,000 (excluding issuance expenses).

In addition, as part of the share purchase agreement, the Company issued to the investors warrants exercisable into an aggregate of 612,500 Ordinary shares. The warrants will be exercisable until January 2006 at $ 4.5 per Ordinary share.

e.	Stock Option Plans:

1.	In October 1995, the Company’s Board of Directors adopted a Flexible Stock Incentive Plan (“1995 Plan”). The Stock Incentive Plan provides for grants of stock options to the Company’s employees and outside consultants. An aggregate amount of not more than 500,000 stock options are available for grant under the Stock Incentive Plan. Of such amount, (i) not more than 414,768 options are available for grant as stock options on the basis of future services (“Service Options”), (ii) not more than 18,232 options may be granted as stock options on the basis of performance (“Performance Options” — as of December 31, 2002 there are no outstanding performance options) and (iii) not more than 67,000 options may be granted as stock options to consultants on the basis of service or performance in respect of the public offering (“Consultant Options”).

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

NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 15:- SHAREHOLDERS’ EQUITY (Cont.)

In October 1997, the Company adopted an additional stock option plan. According to that option plan, 1,200,000 options will be granted to the Company’s and its subsidiaries’ employees, directors and consultants. In October 1998 and August 1999, the Company’s and its subsidiaries’ shareholders approved the increase in the number of options available for grant by 500,000, and 500,000 options, respectively. The options usually vest over a three-year period with an exercise price of not less than 80% of the fair market value of the common stock at the date of grant (as defined in the stock option plan). Each option usually expires after ten years from the date of grant.

In December 1998, the Company’s shareholders approved the directors stock option plan (“1998 plan”) according to which 250,000 options are available for grant with an exercise price of the average of the closing bid and sale price at the issuance date. Each option is vested immediately and will expire after 10 years.

In August 2000, the Company’s Board of Directors adopted the 2000 Stock Option Plan (“2000 plan”). According to that option plan, 1,000,000 options may be granted to officers, directors, employees and consultants of the Company and its subsidiaries. The Options usually vest over a three-year period. The exercise price of the options under the 2000 plan is determined to be not less than 80% of the fair market value of the Company’s Ordinary shares at the time of grant, and they usually expire after ten years from the date of grant. The 2000 plan expires on August 31, 2008, unless previously terminated or extended by the Board of Directors.

During 2000, 2001 and 2002, the Company granted to directors (including the Chairman of the Board of Directors) 40,000, 20,834 and 10,000 options, respectively.

Under the Company’s 1995, 1997, 1998 and 2000 plans, the Company reserved for issuance 500,000, 2,200,000, 250,000 and 2,000,000 Ordinary shares, respectively. As of December 31, 2002, 23,261, 290,496, 1,195,266, and 99,166 options, respectively, are still available for future grants under these plans. Any options, which are canceled or forfeited before expiration, become available for future grant.

In May 2002, the Company announced that it had commenced offering to option holders the right to cancel and exchange certain stock options granted to them under the Company’s 1995, 1997 and 2000 Stock Option Plans. At such time, which is not less than six months and one day from the date of cancellation of such Stock Options, the Company shall grant 1 new option for every cancelled one option to those employees who are employees by the Company at such time. The exchange offer expired on June 15, 2002 and resulted in the cancellation of 1,245,316 options with varying exercise price. 1,219,584 new options were granted on December 17, 2002. All options were granted with an exercise price equal to the stock price at the date of grant.

NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 15:- SHAREHOLDERS’ EQUITY (Cont.)

2.	A summary of the Company’s share option activity (except consultants) at December 31, 2002 for the Plans is as follows:

		Options outstanding
	Available for grant	Number of options	Weighted average exercise price
Balance as of December 31, 1999	480,961	2,174,399	1.98

Additional stock option plans	1,000,000	-	-
Options granted (358 employees,
4 directors and 1 consultant)	(1,069,900)	1,069,900	9.00
Options exercised	-	(738,968)	1.71
Options forfeited	102,132	(102,132)	5.80

Balance as of December 31, 2000	513,193	2,403,199	5.69

Options granted (29 employees and 3
directors)	(505,734)	505,734	5.051
Options exercised	-	(225,835)	2.46
Options forfeited	569,530	(569,530)	7.66

Balance as of December 31, 2001	576,989	2,113,568	5.41

Increase of 2000 stock option plan	1,000,000	-	-
Options granted (166 employees and 2
directors)	(1,670,966)	1,670,966	1.1
Options forfeited or cancelled	1,702,166	(1,702,166)	5.96

Balance as of December 31, 2002	1,608,189	2,082,368	1.52

The number of options exercisable as of December 31, 2000, 2001 and 2002 was 951,212, 1,095,851 and 1,474,122, respectively.

The weighted average exercise price of options exercisable as of December 31, 2000, 2001 and 2002 is $ 3.25, $ 4.51 and $ 1.60, respectively.

NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 15:- SHAREHOLDERS’ EQUITY (Cont.)

3.	The options outstanding as of December 31, 2002 have been separated into ranges of exercise price, as follows:

Range of exercise price	Options outstanding as of December 31, 2002	Weighted average remaining contractual life	Weighted average exercise price	Options exercisable as of December 31, 2002	Weighted average exercise price of exercisable options
		(years)
0.72-0.73	1,366,466	9.97	0.72	858,210	0.72
1.00-1.50	330,833	4.53	1.24	297,333	1.21
1.938-2.50	195,000	4.92	2.11	195,000	2.11
2.75-3.2	24,500	6.57	2.83	-	-
4.4-4.7	26,000	8.59	4.62	22,000	4.65
5.50-7.5	108,402	6.16	7.10	74,412	6.92
12.1-13.5	31,167	6.36	13.01	27,167	13.14

	2,082,368		1.52	1,474,122	1.60

4.	Compensation expenses that have been recorded in the consolidated statements of operations in 2000, 2001 and 2002 were $ 52, $ 0 and $ 0, respectively.

5.	Weighted-average fair values and exercise price of options on dates of grant are as follows:

	For exercise Prices on the date of grant that
	Equal market price			Exceed market price			Are Less than market price
	2000	2001	2002	2000	2001	2002	2000	2001	2002
Weighted average
exercise prices	$8.99	$4.25	$0.75	$13.00	$6.87	$2.92	$8.50	$-	$-

Weighted average
fair value on
grant date	$7.04	$3.31	0.6	$10.16	$5.29	$2.25	$6.64	$-	$-

f.	Stock warrants and options to consultants:

The Company’s outstanding warrants as of December 31, 2002, are as follows:

Issuance date	Number of warrants issued	Exercise price per share	Warrants exercisable	Expiration date

January 2000 (1)	15,000	$ 2.75	15,000	January 2004
February 2000 (2)	25,000	$ 4.5	25,000	February 2004
September 2000 (3)	37,411	$ 13.36	37,411	September 2005
January 2002 (4)	612,500	$ 4.5	612,500	January 2006
February 2002 (5)	120,000	$ 5.0	120,000	February 2006
November 2002 (6)	11,000	$ 0.78	11,000	November 2006

Total number of warrants and
options to consultants	820,911		820,911

NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 15:- SHAREHOLDERS’ EQUITY (Cont.)

(1)	The Company issued warrants to its consultant, in connection with legal services provided to the Company. Due to immateriality, no compensation expenses have been recorded in the financial statements.

(2)	Following a registration statement of Form F-1, the Company issued warrants to its qualified independent underwriter.

(3)	As part of the private placement effected in 2000, the Company granted warrants to the placement agent (see c above).

(4)	As part of the private placement effected in 2002, the Company granted warrants to the investor (see d above).

(5)	As part of the loans rescheduling agreements signed in 2002, the Company granted warrants to the banks. As to warrant to be issued in 2003, see Note 12d. Due to immateriality, no compensation expenses have been recorded in the financial statements.

(6)	As part of a settlement of a lawsuit, the Company granted warrants to the claimant (see Note 13d.1).

g.	Dividends:

In the event that cash dividends are declared in the future, such dividends will be paid in NIS. Dividend paid to shareholders outside Israel will be converted into dollars, on the basis of the exchange rate prevailing at the date of payment.
The Company does not intend to pay cash dividends in the foreseeable future.

h.	On November 2002, the Company received a compliance notice from the Nasdaq Stock Market, Inc. which stated that for a period of 30 consecutive trading days the Company’s ordinary shares closed below the minimum price of $1.00 per share as required. Until May 5, 2003 the Company had to regain compliance with the Nasdaq’s continued listing requirements. The Company was unable to comply with the continued listing requirements on or before May 5, 2003, accordingly, it has applied to transfer its securities to The Nasdaq SmallCap Market.

NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 16:- TAXES ON INCOME

a.	Tax benefits under the Law for the Encouragement of Capital Investments, 1959 (the “law”):

Certain of the Company’s production facilities have been granted the status of “Approved Enterprise” under the law, under three separate investment plans.

According to the provisions of this law, the Company elected to enjoy “alternative benefits” which provide tax benefits in exchange for waiver of grants. Accordingly, the Company’s income from the “Approved Enterprise” will be tax-exempt for a period of 2-4 years for the first and second plan, respectively, commencing with the year it first earns taxable income. Based on the percentage of foreign ownership of the Company, income derived during the remaining periods of five and three years of benefits is taxable at the rate of 15% to 20%.

The period of tax benefits detailed above is subject to limits of twelve years from the commencement of production, or fourteen years from receiving the approval, whichever is earlier. Given the abovementioned conditions, the period of benefits for the first and second plans commenced in 1994 and 1999, respectively. The period pf benefits for the third plan have not yet commenced. The first plan will terminated in 2003 and the second plan will terminate in 2009.

The entitlement to the above benefits is conditional upon the Company fulfilling the conditions stipulated by the above law, regulations published thereunder and the instruments of approval for the specific investments in “Approved Enterprises”. In the event of failure to comply with these conditions, the benefits may be canceled and the Company may be required to refund the amount of the benefits, in whole or in part, including interest. As of the balance sheet date, the Company complies with all these conditions.

The tax-exempt profits earned by the Company’s “Approved Enterprise” can be distributed to shareholders, without imposing a tax liability on the Company, only upon the complete liquidation of the Company. If these retained tax-exempt profits are distributed in a manner other than upon the complete liquidation of the Company, they would be taxed at the corporate tax rate applicable to such profits as if the Company had not elected the alternative tax benefits (currently — 15% to 20% for an “Approved Enterprise” based on the percentage of foreign ownership of the Company).

The Company has decided to permanently invest the tax exempt profits resulting from the “Approved Enterprise” status and not to distribute such profits as dividends. Accordingly, no deferred income taxes have been provided in respect of said tax exempt profits.

The law also entitles the Company to claim accelerated rates of depreciation on equipment used by the “Approved Enterprise” during five tax years.

Income from sources other than the “approved enterprise” during the periods of benefits, will be taxable at the statutory rate of 36%.

NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 16:- TAXES ON INCOME (Cont.)

b.	Measurement of results for tax purposes under the Income Tax Law (Inflationary Adjustments), 1985:

Results for tax purposes are measured in terms of earnings in NIS after certain adjustments for increases in the Israeli Consumer Price Index (“CPI”). As explained in Note 2b, the financial statements are measured in U.S. dollars. The difference between the annual change in the Israeli CPI and in the NIS/dollar exchange rate causes a difference between taxable income and the income before taxes shown in the financial statements. In accordance with paragraph 9(f) of SFAS No. 109, the Company has not provided deferred income taxes in respect of the difference between the reporting currency and the tax bases of assets and liabilities.

c.	Tax benefits under the Law for the Encouragement of Industry (Taxation), 1969:

The Company is an “industrial company”, as defined by this law and, as such, is entitled to claim accelerated rates of depreciation, in accordance with regulations published under the inflationary adjustments law. The Company is also entitled to deduct the offering expenses and patent amortization costs from its taxable income in three and eight equal annual installments, respectively.

d.	On January 1, 2003, a comprehensive tax reform took effect in Israel. Pursuant to the reform, resident companies are subject to Israeli tax on income accrued or derived in Israel or abroad. In addition, the concept of “controlled foreign corporation” was introduced, according to which an Israeli company may become subject to Israeli taxes on certain income of a non-Israeli subsidiary if the subsidiary’s primary source of income is passive income (such as interest, dividends, royalties, rental income or capital gains). The tax reform also substantially changed the system of taxation of capital gains.

NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except per share data)

NOTE 16:- TAXES ON INCOME (Cont.)

e.	Theoretical tax expense:

A reconciliation of the theoretical tax expense, assuming all income is taxed at the statutory rate applied to corporations in Israel and the actual tax expense, is as follows:

	Year ended December 31,
	2000	2001	2002
Theoretical tax expense (tax benefit)	3,669	(2,722)	(8,651)
computed at the rate of 36%
Increase (decrease) in taxes:
Approved enterprise (1)	(3,226)	1,498	1,179
Reduced statutory tax rate of a subsidiary	(3,232)	(5,886)	402
Non-deductible expenses and other	313	207	248
Carryforward loss, generated during the
year for which a valuation allowance
was provided	3,917	6,943	6,856
Utilization of operating carryforward tax
losses from prior years	(197)	(231)	-

Actual tax expense (tax benefit)	1,244	(191)	34

(1) Basic net earning (loss) per share
amounts of the tax benefits resulting
from the "Approved Enterprise"
benefits	0.25	(0.10)	(0.07)

Diluted net earnings (loss) per share
amounts of the tax benefits resulting
from the "Approved Enterprise"
benefits	0.22	(0.10)	(0.07)

f.	Taxes on income (benefit) included in the statements of operations:

Current:
Domestic	$ 474	$ -	$ -
Foreign	744	472	77

	$1,218	$ 472	77

Deferred:
Domestic	26	(656)	(43)
Foreign	-	(7)	-

	$ 26	$(663)	(43)

	$1,244	$(191)	34

NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 16:- TAXES ON INCOME (Cont.)

g.	Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company and its subsidiaries’deferred tax assets are as follows:

	December 31,
	2001	2002
Net operating losses and deductions carryforward	$ 10,271	$ 10,740
Others	300	375

Net deferred tax assets before valuation allowance	10,571	11,115

Valuation allowance (1)	(9,025)	(9,526)

Net deferred tax assets	$ 1,546	$ 1,589

Domestic	$ 1,546	$ 1,589
Foreign	-	-

	$ 1,546	$ 1,589

Presented as follows:
Current assets	-	-
Long-term assets	$ 1,546	$ 1,589

	$ 1,546	$ 1,589

(1)	The Company and its subsidiaries have provided valuation allowances in respect of deferred tax assets resulting from tax losses carryforward and other temporary differences. Due to history of losses management believes it is more likely than not that deferred tax regarding the losses carryforward and other temporary differences will not be realized.

h.	Carryforward tax losses and deductions:

As of December 31, 2002, the Company had available deductions aggregating to $ 5,923.

Additional carryforward losses of NUR America and Salsa Digital Printers, in the amount of $ 7,129, which are located in the U.S., will expire in 2021. Utilization of the U.S. net operating losses may be subject to substantial annual limitation due to the “change in ownership provision of the Internal Revenue code of 1986” and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 16:- TAXES ON INCOME (Cont.)

NUR Asia Pacific and NUR Shanghai had available carryforward losses as of December 31, 2002 aggregating to approximately $ 7,597, which have no expiration date.

As of December 31, 2002 NUR Europe and NUR Media Solutions had available carryforward losses aggregating to approximately $ 11,036, which have no expiration date.

i.	Income (loss) before income taxes consists of the following:

	Year ended December 31,
	2000	2001	2002
Domestic	$ 10,275	$(6,238)	$(3,834)
Foreign	(84)	(1,323)	(20,197)

	$ 10,191	$(7,561)	$(24,031)

NOTE 17:- CUSTOMERS AND GEOGRAPHIC INFORMATION

The Company manages its business on the basis of one reportable segment. See Note 1a for a brief description of the Company’s business.

This data is presented in accordance with Statement of Financial Accounting Standard No. 131 (“SFAS No 131”), “Disclosures about Segments of an Enterprise and Related Information”.

The following presents total revenues for the years ended December 31, 2000, 2001 and 2002 based on the end customers’ location and long-lived assets as of December 31, 2000, 2001 and 2002:

	2000		2001		2002
	Total revenues	Long- lived assets	Total revenues	Long- lived assets	Total revenues	Long- lived assets
Israel	$ 1,856	$ 1,554	$ 1,873	$ 3,989	$ 355	$ 4,327
Asia (except
China)	13,870	147	20,338	415	15,511	728
China	12,353	462	13,492	790	4,436	493
America (except
the U.S.A.)	28,251	-	15,999	-	15,700	-
U.S.A	19,529	7,298	22,960	8,615	13,196	3,974
Europe	41,289	13,787	41,757	12,692	32,876	3,060
Others	4,776	-	3,958	-	3,181	-

	$121,924	$23,248	$120,377	$26,501	$85,255	$12,582

NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 17:- REPORTABLE SEGMENTS DATA (Cont.)

Total revenues from external customers divided on the basis of the Company’s product lines are as follows:

	Year ended December 31,
	2000	2001	2002
Printers	$ 79,521	$ 65,265	$43,185
Ink	24,101	31,390	21,904
Substrates	12,013	12,539	10,418
Others	6,289	11,183	9,748

	$121,924	$120,377	$85,255

Major customer data as a percentage of total revenues:

The Company does not have any major customer that represents 10% or more of the consolidated revenues.

NOTE 18:- SELECTED STATEMENTS OF OPERATIONS DATA

a.	Research and development expenses, net:

	Year ended December 31,
	2000	2001	2002
Research and development expenses (1)	$15,077	$10,883	$9,191
Less - participation of the Israeli and
Belgian governments in research and
development projects	451	649	1,449

	$14,626	$10,234	$7,742

(1)	Including write-off of in process research and development resulting from the acquisition of Salsa Group in the amount of $ 4,300 for the year ended December 31, 2000.

NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except per share data)

NOTE 18:- SELECTED STATEMENTS OF OPERATIONS DATA (Cont.)

b.	Financial expenses, net:

	Year ended December 31,
	2000	2001	2002
Expenses:
Interest on short-term bank credit and charges	$(1,024)	$(1,364)	$(2,710)
Interest on long-term loans	(581)	(1,368)	(54)
Foreign currency translation differences (1)	(1,353)	(1,630)	(683)

	(2,958)	(4,362)	(3,447)

Income:
Interest on bank deposits and other	163	365	167
Foreign currency translation differences (1)	1,372	661	1,958

	1,535	1,026	2,125

	$(1,423)	$(3,336)	(1,322)

(1)	Include losses from non-hedging forward and options contracts. (See note 2x).

c.	The following table sets forth the reconciliation of basic and diluted net earnings per share:

	Year ended December 31,
	2000	2001	2002
Numerator:
Net earnings (losses) available to
shareholders of ordinary shares	$ 8,493	$ (7,216)	(24,065)

Numerator for diluted net earnings
(losses) per share - earnings available to
shareholders of Ordinary shares	$ 8,493	$ (7,216)	(24,065)

Denominator:
Weighted average number of ordinary
shares (denominator for basic net earnings
(loss) per share)	13,150,110	14,655,048	17,055,606
Effect of dilutive securities:
Employee and non-employee
stock options and warrants	1,643,217	(* -	(* -

Denominator for diluted net earnings (loss)
per share	14,793,327	14,655,048	17,055,606

*)	Anti-dilutive.

SCHEDULE OF VALUATION AND QUALIFYING ACCOUNTS AT DECEMBER 31, 2002

	Balance at Beginning of Period	Provision for Doubtful Accounts	Write-off of Previously Provided Accounts	Balance at End of Period

	(Dollars in Thousands)
Year Ended December 31, 2002
Allowance for Doubtful Accounts	$3,922	$3,464	$(1,618)	$5,768
Year Ended December 31, 2001
Allowance for Doubtful Accounts	$4,593	$ 753	$(1,424)	$3,922
Year Ended December 31, 2000
Allowance for Doubtful Accounts	$1,290	$3,450	$ (147)	$4,593

Other schedules are omitted because they are not required or the required information is shown in the financial statements or notes thereto.