Form 20-F
period 2003-12-31
NUR MACROPRINTERS LTD
filed 2004-03-31
CIK 946394

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 OR

For the fiscal year ended December 31, 2003

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to _____________

Commission File Number 0-26498

NUR MACROPRINTERS LTD.
(Exact Name of Registrant as specified in its charter)

ISRAEL
(Jurisdiction of incorporation or organization)

12 Abba Hillel Silver Street
P.O. Box 1281, Lod 71111, Israel
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act: None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

ordinary shares,
NIS 1.0 par value

Title of Class

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

ordinary shares,
NIS 1.0 par value

Title of Class

                Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2003:

ordinary shares, NIS 1.0 par value, 17,414,281 shares

Title of Class Number of Shares

                Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒     No ☐

                Indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐  Item 18 ☒

	Statement by experts	Not applicable
	Documents on display	74
	Subsidiary Information	74

Item 11:	Quantitative and Qualitative Disclosures about Market Risk	75

Item 12:	Description of Securities Other than Equity Securities	Not applicable

Part II

Item 13:	Defaults, Dividend Arrearages and Delinquencies	75

Item 14:	Material Modifications to the Rights of Security Holders and Use of Proceeds	76

Item 15:	Controls and Procedures	76

Item 16:	[Reserved]	76

Item 16A:	Audit Committee Financial Expert	76
Item 16B:	Code of Ethics	76
Item 16C:	Principal Accountant Fees and Services	77
Item 16D:	Exemptions from the Listing Standards for Audit Committees	Not applicable
Item 16E:	Purchase of Equity Securities by the Company and Affiliated Purchasers	Not applicable

Part III

Item 17:	Financial Statements	Not applicable
Item 18:	Financial Statements	78
Item 19:	Exhibits	79

                In addition to historical information, this annual report on Form 20-F contains forward-looking statements. The forward-looking statements contained herein are subject to certain risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Factors that might cause such difference include, but are not limited to, those discussed in “ITEM 3: Key Information - Risk Factors” and “ITEM 5: Operating and Financial Review and Prospects.” Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management’s analysis as of the date hereof. We undertake no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof. In addition to the disclosure contained herein, readers should carefully review any disclosure of risks and uncertainties contained in other documents that we file from time to time with the Securities and Exchange Commission.

PART I

ITEM 1: Identity of Directors, Senior Management and Advisors

Not Applicable.

ITEM 2: Offer Statistics and Expected Timetable

Not Applicable.

ITEM 3: Key Information

Not Applicable except ITEMS 3.A and 3.D, which are detailed below.

A.            Selected Financial Data

                The following selected consolidated statement of income data for the years ended December 31, 2001, 2002 and 2003, and the selected consolidated balance sheet data as of December 31, 2002 and 2003, have been derived from the audited consolidated financial statements of NUR Macroprinters Ltd., together with its subsidiaries. These financial statements have been prepared in accordance with generally accepted accounting principles in the United States. The selected consolidated statement of income data for the years ended December 31, 1999 and 2000 and the selected consolidated balance sheet data as of December 31, 1999, 2000 and 2001 have been derived from the NUR’s audited consolidated financial statements not included in this Form 20-F and have also been prepared in accordance with generally accepted accounting principles in the United States. The selected consolidated financial statements set forth below should be read in conjunction with and are qualified by reference to NUR’s consolidated financial statements and the related notes as well as “ITEM 5: Operating and Financial Review and Prospects” included elsewhere in this Form 20-F.

Consolidated Statements of Operations
(in thousands of U.S. Dollars except per share and share data)

	Year ended December 31,
	1999(1)	2000(2)(3)	2001(4)	2002(6)	2003(7)

Revenues:
Sales of printers and related
products	$60,719	$121,924	$120,377	$85,255	$65,574

Total revenues	60,719	121,924	120,377	85,255	65,574

Cost of revenues:
Cost of sales of printers and related products	31,784	64,107	71,928	57,360	39,665
Inventory write-off	-	-	3,989	975	13,154

Total cost of revenues	31,784	64,107	75,917	58,335	52,819

Gross profit	28,935	57,817	44,460	26,920	12,755

Operating expenses

Research and development	5,530	15,077	10,883	9,191	7,233
Less royalty-bearing grants	721	451	649	1,449	687

Research and development expenses, net	4,809	14,626	10,234	7,742	6,546

Selling and marketing, net	9,485	17,385	18,665	12,744	11,321
General and administrative:
Ongoing expenses	6,275	12,765	13,321	11,953	11,121
Doubtful debt expenses resulting from relocation of
operations	-	-	-	2,881	6,694
Amortization and impairment of goodwill
	-	265	572	3,836	-
Amortization and impairment of technology and other
intangible assets
	-	1,187	2,332	9,049	118
Restructuring charges	-	-	3,237	1,300	2,001

Total operating expenses	15,760	31,602	48,361	49,505	37,801

Operating income (loss)	8,366	11,589	(3,901)	(22,585)	(25,046)
Financial expenses, net	(616)	(1,423)	(3,336)	(1,322)	(2,157)
Other income (expenses), net	176	25	(324)	(124)	(265)

Income (loss) before taxes on income	7,926	10,191	(7,561)	(24,031)	(27,468)
Taxes on income (tax benefit)	798	1,244	(191)	34	202

Income (loss) after taxes on income	7,128	8,947	(7,370)	(24,065)	(27,670)
Minority interest in earnings of a subsidiary	(28)	-	-	-	-
Equity in gains (losses) of affiliates, net (5)	75	(454)	154	-	-

Net income (loss)	$7,175	$8,493	$(7,216)	$(24,065)	$(27,670)

Basic net earnings (loss) per share	$0.64	$0.65	$(0.49)	$(1.42)	$(1.60)

Diluted net earnings (loss) per share	$0.56	$0.57	$(0.49)	$(1.42)	$(1.60)

Weighted average number of shares used in computing
basic net earnings (loss) per share	11,181,137	13,150,110	14,655,048	17,005,606	17,272,089

Weighted average number of shares used in computing
diluted net earnings (loss) per share	12,722,600	14,793,327	14,655,048	17,005,606	17,272,089

_______________________

(1)	Represents financial information for NUR together with our subsidiaries NUR Media Solutions, NUR America, NUR Europe, NUR Shanghai, NUR Asia Pacific and NUR Germany (first six months). We owned 84% of NUR Germany; this subsidiary was sold during the third quarter of 1999.

(2)	Represents financial information for NUR together with our subsidiaries NUR Media Solutions, NUR America, NUR Europe, NUR Shanghai, NUR Asia Pacific, Salsa Digital Printers, NUR Hungary Trading and Software Licensing Limited Liability Company, NUR DO Brazil Ltda., Encre Consumables B.V, and NUR Japan.

(3)	In July 2000, we purchased substantially all of the assets and assumed specified liabilities of Salsa Digital, Ltd. and related entities. As part of the asset purchase transaction, we also acquired all of the outstanding capital stock of NUR Japan.

(4)	Represents financial information for NUR together with our subsidiaries NUR Media Solutions, NUR America, NUR Europe, NUR Shanghai, NUR Asia Pacific, Salsa Digital Printers, NUR Hungary Trading and Software Licensing Limited Liability Company, NUR DO Brazil Ltda., Encre Consumables B.V, NUR Japan and Stillachem (last eight months).

(5)	Represents equity in Stillachem and NUR Pro Engineering. In May 2001, we purchased the remaining 49.9% of Stillachem. We previously owned 50.1% of this subsidiary. Stillachem’s activities have been merged into the operations of NUR. Stillachem was dissolved in March 2003.

(6)	Represents financial information for NUR together with our subsidiaries NUR Media Solutions, NUR America, NUR Europe, NUR Shanghai, NUR Asia Pacific, Salsa Digital Printers, NUR Hungary Trading and Software Licensing Limited Liability Company, NUR DO Brazil Ltda., Encre Consumables B.V, NUR Japan and Stillachem.

(7)	Represents financial information for NUR together with our subsidiaries NUR Media Solutions, NUR America, NUR Europe, NUR Shanghai, NUR Asia Pacific, Salsa Digital Printers, NUR Hungary Trading and Software Licensing Limited Liability Company, NUR DO Brazil Ltda., Encre Consumables B.V, NUR Japan and Stillachem (first three months).

Consolidated Balance Sheet Data
(in thousands of U.S. Dollars)

	At December 31,
	1999(1)	2000(2)(3)	2001(4)(5)	2002(6)	2003(7)

Working capital	$15,791	$55,186	$41,934	$36,711	$18,870
Total assets	39,648	$120,006	$111,096	$87,895	$61,944
Total liabilities	21,785	$72,081	$70,099	$64,735	$63,447
Total shareholders' equity (deficiency)	$17,863	$47,925	$40,997	$23,160	$(1,503)
______________________________

(1)	Represents financial information for NUR together with our subsidiaries NUR Media Solutions, NUR America, NUR Europe, NUR Shanghai, NUR Asia Pacific and NUR Germany (first 6 months). We owned 84% of NUR Germany; this subsidiary was sold during the third quarter of 1999.
(2)	Represents financial information for NUR together with our subsidiaries NUR Media Solutions, NUR America, NUR Europe, NUR Shanghai, NUR Asia Pacific, Salsa Digital Printers, NUR Hungary Trading and Software Licensing Limited Liability Company, NUR DO Brazil Ltda., Encre Consumables B.V and NUR Japan.
(3)	In July 2000, we purchased substantially all of the assets and assumed specified liabilities of Salsa Digital, Ltd. and related entities. As part of the transaction, we also acquired all of the outstanding capital stock of NUR Japan.
(4)	Represents financial information for NUR together with our subsidiaries NUR Media Solutions, NUR America, NUR Europe, NUR Shanghai, NUR Asia Pacific, Salsa Digital Printers, NUR Hungary Trading and Software Licensing Limited Liability Company, NUR DO Brazil Ltda., Encre Consumables B.V., NUR Japan and Stillachem (last eight months).
(5)	In May 2001, we purchased the remaining 49.9% of Stillachem. We previously owned 50.1% of this subsidiary. Stillachem’s activities have been merged into NUR. Stillachem was dissolved in March 2003.
(6)	Represents financial information for NUR together with our subsidiaries NUR Media Solutions, NUR America, NUR Europe, NUR Shanghai, NUR Asia Pacific, Salsa Digital Printers, NUR Hungary Trading and Software Licensing Limited Liability Company, NUR DO Brazil Ltda., Encre Consumables B.V., NUR Japan and Stillachem.
(7)	Represents financial information for NUR together with our subsidiaries NUR Media Solutions, NUR America, NUR Europe, NUR Shanghai, NUR Asia Pacific, Salsa Digital Printers, NUR Hungary Trading and Software Licensing Limited Liability Company, NUR DO Brazil Ltda., Encre Consumables B.V., NUR Japan and Stillachem (first three months).

D.            Risk Factors

                Investing in our securities is very risky. You should be able to bear a complete loss of your investment. To understand the level of risk, you should carefully consider the following risk factors, as well as the other information found in this form.

                We depend on a few key products in a business subject to rapid technological change.   We are highly dependent upon the sale of our principal products - the NUR Fresco printers, the NUR Ultima printers and the NUR Tempo printers and upon the sale of ink products. Rapid changes in technology, customer preferences and evolving industry standards continue to characterize the market for our printers. Our future financial performance will depend upon our ability to update our current products and develop and market new products to keep pace with technological advances in the industry. During 2001, 2002 and 2003, we invested approximately $10.9 million, $9.2 million and $7.2 million, respectively, in research and development projects. Although we plan to continue to invest in research and development, our business could seriously suffer if we fail to anticipate or respond adequately to changes in technology and customer preferences, or if our products are delayed in their development or introduction. We cannot assure you that we will successfully develop any new products. If our competitors introduce new products, the sales of our existing products and our financial results could be harmed.

                We currently have no commitments for additional financing.   We have incurred operating losses during the last several quarters. We may need additional funds if we seek to expand our operations or if we do not meet our expected revenues in future quarters. If we are unable to raise funds through public or private financing of debt or equity, we will be unable to increase expenditures that could ultimately improve our financial results, such as research and development or the production and marketing of our products. The amount of money we may need depends on numerous factors, including the success of our marketing and customer service efforts, our research and development activities and the demand for our products and services. Other than an amount of $1.5 million that NUR can draw down under a convertible loan commitment that was secured by NUR on July 2003 from several investors, we currently have no commitments for additional financing. We cannot guarantee that additional financing will be available or that, if available, will be obtained on terms we find favorable.

                We must comply with covenants concerning our bank loans. If we do not meet certain covenants provided for in our loan agreements with Bank Hapoalim B.M (“Bank Hapoalim”), Bank Leumi Le Israel Ltd. (“Bank Leumi”) and Israel Discount Bank Ltd. (“Bank Discount”), we may be required by the banks to immediately repay our debts. In July 2003, we amended the financial ratios governing our loan agreements with Bank Hapoalim, Bank Leumi and Bank Discount. During 2003, we failed to meet some of these financial ratios. The banks have agreed in writing not to act upon their contractual rights pursuant to our default. Those financial ratios were further amended on February 2004. There can be no assurance that we will be able to comply with the bank covenants in the future. Our failure to comply with the bank agreements could have a material adverse effect on our business and financial results. For more information see “ITEM 10.C: Material Contracts.”

                We depend on sole source suppliers for the inkjet printheads for our printers.   We currently purchase all of the inkjet printheads used in our NUR Fresco, NUR Ultima and NUR Tempo printers from sole suppliers. If any of these sole suppliers experience problems that result in production delays, our sales to new customers and existing customers that rely on our inkjet components to operate their printers could be hurt. Production delays could result from fire, flood or other casualty, work stoppages, production problems or other unforeseen circumstances. Although we have not experienced any major production delays to date, there can be no assurance that such delays will not occur in the future. Because the success of our business depends on the sale of our printers, supply problems could have a material adverse effect on our financial results. Also, if any of our sole suppliers reduce or change the credit or payment terms they extend to us, our business could also be harmed.

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

                The market for our printers is very competitive.   The printing equipment industry is extremely competitive and many of our competitors may have greater management, financial, technical, manufacturing, marketing, sales, distribution and other resources than we do. We compete against several companies that market digital printing systems based on electrostatic, drop-on-demand and continuous drop-on-demand inkjet, and other technologies. Three of our principal competitors in the wide format digital printing arena are Vutek, Scitex Vision Ltd. and Gandi Innovations. These companies have introduced products that compete with the NUR Fresco and NUR Ultima printers, and in certain cases with the NUR Tempo. In the market for printers utilizing UV curable ink our main competitors are Durst Phototechnik, Inca Digital Printers, 3M Image Graphics Scitex Vision and Vutek. These companies have introduced products that compete with the NUR Tempo printer. We have also witnessed continued growth of a local Chinese market where approximately 15 local competitors are developing, manufacturing and selling inexpensive printers, mainly to the local Chinese market, but these Chinese manufacturers have also begun penetrating the international market. Our ability to compete depends on factors both within and outside of our control, including the performance and acceptance of our current printers and any products we develop in the future. We also face competition from existing conventional wide format and super wide format printing methods, including hand painting, screen printing and offset printing. Our competitors could develop new products, with existing or new technology, that could be more competitive in our market than our printers. We cannot assure you that we can compete effectively with any such products.

                We face strong competition in the market for printing supplies.   We also compete with independent manufacturers in the market for printer supplies. In 2001, 2002 and 2003, ink sales accounted for 26.1%, 25.7% and 26.9% of our total revenues, respectively. We cannot guarantee that we will be able to remain the exclusive or even principal ink manufacturer for our printers. We cannot assure you that we will be able to compete effectively or achieve significant revenues in the ink business. During 2003, we discontinued our operations in the substrate business, a highly competitive market and characterized by a large number of suppliers worldwide. In 2001, 2002 and 2003 substrate revenues accounted for 10.4%, 12.2% and 3.5% of our total sales, respectively.

                We depend on our executive officers and other key employees.   Our success depends to a significant extent upon the contributions of key personnel, and especially our executive officers. Our senior management has recently undergone significant changes. On April 1, 2003, Erez Shachar, our former President and Chief Executive Officer resigned his position and was replaced by David Amir. On October 1, 2003, David Seligman joined NUR as Chief Financial Officer succeeding Hilel Kremer. During the second and third quarters of 2003, new managing directors were appointed for NUR Asia Pacific and NUR Europe and the former managing director of NUR Europe relocated to New Jersey to serve as the President of NUR America. On December 25, 2003, Roni Zomber joined NUR as VP Operations succeeding Michael Dayan. Our business could seriously suffer if one or more of our key personnel were to leave our company. In addition, we do not have, and do not contemplate getting, “key-man” life insurance for any of our key employees. Our future success will also depend in part on our continuing ability to attract highly qualified employees. We cannot assure our continued success in attracting or retaining highly qualified personnel.

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

                We benefit from government grants, tax benefits and other funding from third parties.   We benefit from certain Israeli and Belgian Government programs and tax legislation principally related to research and development grants and capital investment incentives. Our operations could be adversely affected if these funding programs and tax benefits are reduced or eliminated and not replaced with equivalent benefits, or if our ability to meet the conditions to benefit from such funding programs and tax benefits were significantly reduced. We cannot assure you that favorable tax legislation will continue in the future or that the available benefits will not be reduced. In addition, to receive such grants and tax benefits, we must comply with a number of conditions. If we fail to comply with these conditions, the grants and tax benefits that we receive could be partially or fully canceled and we would be forced to refund the amount of the canceled benefits received, in whole or in part, adjusted for inflation and interest. We are now near completion of the transfer of a substantial portion of the research and development activities conducted by NUR Media Solutions from Belgium to Israel. In addition, until recently, NUR supplied substrates for use with our printers and ink through our wholly owned subsidiary in Belgium, NUR Media Solutions. In July 2003 we announced our decision to exit the substrate business. We believe that prior to and following the cessation of operation of NUR Media Solutions we have operated and will continue to operate in compliance with the required conditions mentioned above, although we cannot be sure.

                Political instability in Israel may disrupt important operations and our business.   Our headquarters and research facilities, operations and some of our subcontractors are located in the State of Israel. Although most of our sales are currently made to customers outside of Israel, we are nonetheless directly influenced by the political, economic and military conditions affecting Israel. Our business could be harmed by any major hostilities involving Israel, the interruption or curtailment of trade between Israel and its trading partners, or a significant downturn in the economic condition of Israel. The prospect of peace in the Middle East is uncertain and has recently deteriorated due to violent conflicts between Israelis and Palestinians. Furthermore, several countries restrict business with Israeli companies. We could be adversely affected by further setbacks to the peace process or by restrictive laws or policies directed toward Israel or Israeli businesses. In addition, all nonexempt male adult citizens of Israel, including some of our officers and employees, are obligated to perform military reserve duty and are subject to being called for active duty under emergency circumstances. While we have operated effectively under these requirements since our incorporation, we cannot predict the full impact of such conditions on us in the future, particularly if emergency circumstances occur. If many of our employees are called for active duty, our operations in Israel may be slowed and our business may be harmed.

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

                Our operating results fluctuate from period-to-period.   The results of our operations for any quarter are not necessarily indicative of results to be expected in future periods. Our operating results have in the past been, and will continue to be, subject to quarterly fluctuations as a result of factors such as the integration of people, operations and products from acquired businesses and/or technologies, increased competition in the printing equipment and ink industry, the introduction and market acceptance of new technologies and standards, changes in general economic conditions and changes in economic conditions specific to our industry. Further, our revenues may vary significantly from quarter to quarter as a result of, among other factors, the timing of new product announcements and releases by our competitors and us. We do not typically have a material backlog of orders at the beginning of each quarter. We generally ship and record a significant portion of our revenues for orders placed within the same quarter, primarily in the last month of the quarter. We may not learn of shortfalls in sales until late in, or shortly after the end of, such fiscal period. As a result, our quarterly earnings may be subject to significant variations.

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

                We may not comply with The Nasdaq SmallCap Market standards.  On March 24, 2004, we received a compliance notice from The Nasdaq Stock Market, Inc., stating that we are not in compliance with Marketplace Rule 4310(c)(2). The continued listing requirements of The Nasdaq SmallCap Market, Marketplace Rule 4310(c)(2), require listed companies to meet one of the following three standards to remain listed on The Nasdaq SmallCap Market: (i) stockholders’ equity equal to a minimum of $2.5 million; (ii) market value of listed securities to equal a minimum of $35 million; or (iii) net income from continuing operations (in the latest fiscal year or two of the last three fiscal years) to equal a minimum of $500,000. In previous years we have fulfilled this requirement because we had stockholders’ equity in excess of $2.5 million. As of December 31, 2003, we have negative stockholders equity of $1.5 million. We have been asked to provide a plan to The Nasdaq Stock Market, Inc. by April 7, 2004 setting forth how we intend to achieve and sustain compliance with The Nasdaq SmallCap Market listing requirements. NUR is currently preparing such a plan. If we continue to fail to meet the continued listing requirements, any trading in our ordinary shares will be conducted in the over-the-counter market on the NASD’s OTC Electronic Bulletin Board or in the “pink sheets.”

                As a result of our ordinary shares being removed from quotation on The Nasdaq SmallCap Market, the liquidity of our ordinary shares and the coverage of our ordinary shares by securities analysts and the media could be reduced, which could result in lower prices for the ordinary shares than might otherwise prevail and larger spreads between the bid and asked prices for our ordinary shares. Additionally, certain investors will not purchase securities that are not quoted on The Nasdaq SmallCap Market, which could materially impair our ability to raise funds through the issuance of our ordinary shares.

                If our ordinary shares are removed from quotation on Nasdaq and the trading price of our ordinary shares is less than $5.00 per share, trading in our ordinary shares would also be subject to the requirements of Rule 15g-9 promulgated under the Securities Exchange Act of 1934, as amended. Pursuant to Rule 15g-9, brokers and dealers who recommend such low-priced securities to persons other than established customers and accredited investors must satisfy special sales practice requirements, including a requirement that they make an individualized written suitability determination for the purchaser and receive the purchaser’s written consent prior to the transaction.

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

                There can be no assurance that we can meet the continued listing requirements of The Nasdaq SmallCap Market. If we fail to meet such requirements our ordinary shares may be removed from quotation on Nasdaq or treated as a penny stock.

ITEM 4: Information on NUR

A.            History and Development of NUR

                Our legal and commercial name is NUR Macroprinters Ltd. The main office is located at 12 Abba Hillel Silver Street, P.O. Box 1281, Lod 71111, Israel. The telephone number is (011) 972-8-914-5555. NUR’s registered agent in the United States is Continental Stock Transfer & Trust Company, 17 Battery Place New York, New York 10004.

                NUR was incorporated as an Israeli corporation on July 29, 1987. On August 1, 1993, the company changed its name from NUR Advertising Industry 1987 Ltd. to NUR Advanced Technologies Ltd. and, on November 16, 1997, it again changed its name from NUR Advanced Technologies Ltd. to NUR Macroprinters Ltd. Our corporate governance is controlled by the Israeli Companies Law, 1999.

                Our ordinary shares were traded on the Nasdaq National Market between October 1995 and July 2003. During 2002, our ordinary shares closed for a period of 30 consecutive trading days below the minimum bid price of $1.00 per share as required for continued listing on The Nasdaq National Market. Accordingly, in July 2003, we transferred our securities to the Nasdaq SmallCap Market, whereby we were granted an extension of 180 days to meet the minimum requirement of $1.00 per share. NUR regained compliance with this requirement in October 2003. Our ordinary shares are currently traded under the symbol “NURM.”

                NUR is a leading supplier of wide format and super wide format digital printing systems worldwide. Some of NUR’s significant developments are set forth below.

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

                During 2001, we consolidated our U.S. operations. NUR America, Inc. in Boston, Massachusetts and Salsa Digital Printers Ltd. in San Antonio, Texas were integrated into a single facility in San Antonio, Texas. We further consolidated and streamlined our ink manufacturing operations. Our ink research and development operations, then located in Israel, Belgium and San Antonio, Texas were consolidated into a single facility in Louvain-la-Neuve, Belgium. Total restructuring costs in 2001 amounted to $3.2 million. In addition, we incurred one-time inventory write-offs of approximately $4.0 million in the first quarter of 2001. We associate the inventory write-offs with more efficient product rationalization, such as, among other things, the decrease of spare parts inventory.

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

                On May 17, 2002, we filed a tender offer with the Securities and Exchange Commission pursuant to which option holders had the right to cancel and exchange certain options granted to them under NUR’s 2000 Stock Option Plan, 1997 Stock Option Plan and 1995 Israel Stock Option Plan. Pursuant to the terms and conditions of the tender offer, the new options were to be granted six months and one day from the date the old options were canceled, at an exercise price equal to the market price on the date of the new grant. In order to receive the new options, option holders were required to continue to have a service relationship with NUR or any of its subsidiaries until the new grant date. 2,027,166 ordinary shares, representing 93% of the outstanding options under NUR’s 2000 Stock Option Plan, 1997 Stock Option Plan and 1995 Israel Stock Option Plan, were available for exchange under the tender offer. The tender offer expired on June 15, 2002 and resulted in the cancellation of 1,245,316 options with varying exercise prices. On December 17, 2002 we fulfilled our obligation to the participants in the tender offer and granted 1,219,584 options to purchase our ordinary shares at an exercise price of $0.72 per share.

                In November 2002, we appointed the Computer And Sign Technology Co. Ltd (CAST) as our exclusive distributor for the NUR Fresco product line in the Peoples Republic of China. Based in Shanghai, CAST is one of the largest suppliers of sign materials and digital printing systems in China. As our exclusive distributor in China, CAST was responsible for sales and support of the NUR Fresco product line to new customers throughout the Chinese market. At the time we appointed CAST, we also transferred our Asia Pacific headquarters to Hong Kong consolidating the Shanghai operations into our new headquarters in Hong Kong. This restructuring process resulted in the termination of approximately twenty employees, mainly in Shanghai. In year 2003 we ceased our operations in the Chinese market and the engagement of CAST as an exclusive distributor in China was terminated.

                On April 1, 2003, Erez Shachar resigned his position as President and Chief Executive Officer of NUR. David Amir, who has been working with NUR as a consultant for over a year, and was responsible for the restructuring of our service and support organizations, replaced Erez Shachar. Prior to joining NUR, David Amir served in various senior executive positions with Scitex, including Corporate Vice-President for Business Development; Vice-President Customer Services of Scitex Europe; and Manager of International Customer Support.

                In May 2003, we signed an agreement to acquire the remaining 50% shares of NUR Pro Engineering, our subcontractor for the assembly and manufacturing of our printers, from Ogen Dialogix Ltd., for the price of $0.85 million. Under the terms of the agreement the transfer of the shares will become effective on March 31, 2004. As of March 2004 the parties fulfilled their material commitments and undertakings under the agreement. Upon completion of the transaction, NUR Pro Engineering will become a wholly owned subsidiary of NUR. During the third quarter of 2003, we completed a consolidation process of our global machinery manufacturing operations of the Salsa Printers in San Antonio, Texas with those of all other NUR printers in NUR Pro Engineering, into a single large manufacturing facility in Rosh Ha’Ayin, Israel. For more information see “ITEM 10.C: Material Contracts.”

                In July 2003 we announced our decision to exit the substrate business. As the digital wide format printers have become more widespread, substrates have become a low margin commodity that is no longer profitable for NUR to resell. We believe terminating this business will allow us to more strongly focus on our proprietary specialty inks.

                On October 1, 2003, David Seligman joined NUR as Chief Financial Officer succeeding Hilel Kremer. Prior to joining NUR, David Seligman served as Chief Financial Officer for RADVISION Ltd. (Nasdaq: RVSN) and LanOptics Ltd. (Nasdaq: LNOP).

                On July 30, 2003, NUR secured a convertible loan commitment from several investors according to which the investors have undertaken to provide NUR with a convertible loan in the aggregate amount of $3.5 million. NUR’s chairman and largest shareholder, Dan Purjes, provided $1.3 million of the loan. Under the terms of the loan agreement, the loan is convertible at any time into ordinary shares of NUR at a conversion rate of $0.62 per share. In consideration for the loan undertaking, NUR agreed to pay a cash commitment fee and issue to the investors warrants to purchase ordinary shares of NUR equal to 15% of the loan at an exercise price of $0.52 per share exercisable over a five-year period. In the event of a draw down of the loan, NUR will issue to the investors additional warrants to purchase ordinary shares in the amount equal to 15% of the draw down amount, at an exercise price of $0.52 per share, and exercisable for a period of five years from the date of the draw down. On December 31, 2003, the investors elected to convert $2 million of the loan into ordinary shares of NUR at the conversion rate of $0.62 per ordinary share.

                In September 2003, NUR completed its consolidation process of the machinery manufacturing facilities in San Antonio, Texas and Rosh Ha’Ayin, Israel. NUR now manufactures all of its printers in a single plant located in Rosh Ha’Ayin Israel. The Ink manufacturing facilities, also previously located in San Antonio, Texas were relocated to a new manufacturing plant in Ashkelon, Israel. We now produce all of our solvent-based inks in a single manufacturing facility in Ashkelon, Israel. We are now near completion of the transfer of a substantial portion of the research and development activities from Belgium to Israel.

                In October 2003, NUR announced the opening of its new North American headquarters and training center in Moonachie, New Jersey. The 11,000 square feet facility replaces NUR’s former facility in San Antonio, Texas. The new headquarters houses NUR’s North American sales, marketing, administrative, and support staff and includes a fully equipped training center and demo site.

                For a historical view of our financing activities, including capital expenditures and divestitures, please refer to “ITEM 5: Operating and Financial Review and Prospects.”

B.            Business Overview

                NUR Macroprinters Ltd. is a leading supplier of wide format and super wide format digital printing systems worldwide. We develop, manufacture, sell and service digital color printers for the printing of large images such as billboards, posters and banners, point of purchase displays, exhibition and trade show displays as well as decorations and backdrops for construction scaffolding covers, showrooms, television and film studios, museums and exhibits. We also supply our customers with inks and solvents for use with our printers.

                NUR consists of three research and development centers, including facilities for research and development of printing equipment in Lod, Israel and a facility for the development of inks in Louvain-la-Neuve, Belgium and in Ashkelon, Israel. We are now near completion of the transfer of a substantial portion of the research and development activities from Belgium to Israel. We have worldwide marketing, sales and service subsidiaries in Europe, North America, South America and the Asia Pacific region.

                In the super wide category we offer the NUR Ultima™ 5000, commercially released In July 2003. The NUR Ultima medium volume production printing printers are designed to provide high levels of productivity while offering simplified maintenance procedures and improved ease-of-use. They are also designed to provide reduced ink consumption to ensure low operating expenses in high speed printing modes. The Ultima printers use piezo drop-on-demand inkjet technology to produce photorealistic quality. The Ultima printers feature apparent print resolution up to 600 dpi and are capable of speeds up to 810 square feet (76 square meters) per hour. The NUR Ultima 5000 outputs in widths of up to 5 meters (or approximately 16 feet wide).

                Our wide format printers are headed by the NUR Fresco™ family of wide format printers. The NUR Fresco printer was commercially released in February 2000. The NUR Fresco printers are designed to provide a digital alternative to conventional screen printing on short and medium run jobs. The NUR Fresco printers use piezo continuous drop-on-demand inkjet technology to produce high quality graphics for a wide range of applications. These include, among other things, point-of-purchase displays, banners, billboards, bus shelter graphics, posters, shopping mall displays and airport terminal displays.

                The NUR Fresco printers print on a wide variety of substrates in roll-to-roll or roll-to-sheet modes — the 1800 model outputs in widths up to 1.83 meters (approximately 6 feet); the 3200 model outputs in widths up to 3.2 meters (approximately 10 feet).

                In September 2002, we released the latest version of the Fresco series — the NUR Fresco HiQ 8C models. The NUR Fresco HiQ 8C is based on the previous model which was modified to print using eight colors mode instead of the standard 4-color mode. Modifications to the printer included changes to the ink system to accommodate eight colors and a new switch box that enables fast and easy switching between the 4-color and the 8-color printing modes. NUR’s software has also been modified to support 8-color printing.

                The NUR Ultima printer described above is also available in a wide format, the NUR Ultima HiQ 3200 (3.2 meters or approximately 10 feet wide).

                In September 2003, we commercially released the NUR Tempo™ flatbed digital printer. The NUR Tempo uses UV-curable inks that give it the flexibility to print on almost any type of substrate. These include corrugated board, foam-core paperboard, acrylic sheets, PVC, polycarbonate, fluted polypropylene, glass, wood and standard rolled media. It also features a large format table (10 ½ ft. x 6 ½ ft. / 3.2m x 2m) to accommodate a wide variety of applications and job formats. It can handle both rigid and rolled substrates with fast and easy changeover between the two for ultimate flexibility. The printer offers 4 and 8 color printing modes, delivering a combination of high speed and photo-realistic image quality. The printer’s fully encapsulated construction enables it to remove the gases exhausted during the printer’s operation out of the working premises, thus ensuring a comfortable working environment. The NUR Tempo is designed to eliminate the extra steps involved in lamination and cutting/trimming processes common to other traditional methods of printing graphics on rigid surfaces.

                The NUR Fresco, the NUR Ultima and the NUR Tempo printers are sometimes referred to collectively herein as the “NUR Printers.”

                We also sell specialized inks for use with our printers. The inks sold by NUR to our customers for use with the NUR Fresco, the NUR Ultima and the NUR Tempo printers are resistant to water and ultraviolet rays and are well suited for indoor and outdoor use without lamination.

                We sell our printers and related products primarily to commercial digital printers, design and service firms, screen printers, commercial photo labs, outdoor media companies and trade shops. The NUR Printers are installed in more than 700 sites throughout Europe, North and South America, Africa and Asia.

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

                With the cost of digital printing expected to decrease and the ability of digital technology expected to produce shorter runs more economically, we believe that the use of wide format and super wide format prints, such as those produced by the NUR Printers, should grow over time, and that the portion of the market serviced by digital printing will continue to increase. The ability to produce wide format and super wide format images digitally has also opened new media opportunities for advertisers, such as mural printing, carpet printing and new forms of fleet graphics printing. The growth in demand for wide format and super wide format digital printers is fueled by both the replacement of conventional print methods and by the development of new printing applications.

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

                Piezo Drop-On-Demand Inkjet Printing.   Drop-on-demand technology involves the intermittent firing of ink drops when needed on the substrate. It provides high resolution and enables use of a variety of inks for home, office and industrial use. To address the needs of the wide format market for higher resolution images for use with shorter viewing distances, we utilize continuous drop-on-demand technology in the NUR Fresco printers and drop-on-demand inkjet technology in the NUR Ultima and NUR Tempo printers.

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

                We believe that although the NUR Fresco is not the only continuous drop-on-demand printer available in the wide format market, its productivity makes it particularly attractive to screen printers. Our NUR Ultima printers complement our product line by offering a full-range of printers at entry-level prices. The NUR Tempo was designed as a digital alternative to screen printing presses to handle diverse applications, especially short to medium, on-demand print runs that are not cost effective using traditional screen printing methods. In operation, it is designed to eliminate the extra steps and costs of finishing – laminating and cutting/trimming processes – common to other traditional methods of printing graphics on rigid surfaces. We believe that the NUR Printers have been designed and engineered to fit the overall needs of their respective wide format and super wide format printing markets.

                NUR’s strategy is to:

•	strengthen our position as a world leader in the wide format and super wide format digital printing markets by supplying the most productive and cost-effective wide format and super wide format digital printers and totally digitally-based printing solutions for the out-of-home advertising market;

•	enable the printers to produce digitally a large portion of the graphics currently produced with screen printing processes;

•	be our customers’ vendor of choice for their ink needs;

•	enable our customers to develop new ways to profit from our printing systems; and

•	provide our customers with highly responsive and capable support, service and supplies.

Products

                NUR’s revenues are derived primarily from the sale and service of the NUR Printers and the sale of inks used with the NUR Printers. See “ITEM 5: Operating and Financial Review and Prospects—Geographic Breakdown of Revenues” for more information on the breakdown of revenues by category of activity and into geographic markets.

Printers

Super Wide Format Digital Printers

                In July 2002, we commercially released the latest version of the NUR Salsa product line, the NUR Ultima HiQ. The NUR Ultima printers use piezo drop-on-demand inkjet technology. The NUR Ultima medium volume production printing printers are designed to provide high levels of productivity while offering simplified maintenance procedures and improved ease-of-use. They are also designed to reduce ink consumption, which ensures low operating expenses in high speed printing modes. The NUR Ultima features apparent print resolution up to 600 dpi for high quality and are capable of speeds up to up to 76 square meters (or approximately 810 square feet) per hour. They also include productivity enhancing features like true white-skip, which enables the printer to skip white areas of the printed image, thus minimizing the net printed area. The NUR Ultima 5000 prints on a variety of substrates 5 meters wide (or approximately 16 feet wide). The NUR Ultima 5000 printers are available both as an upgrade to existing NUR Salsa series and as a new product delivered from the manufacturer.

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

                In September 2002, we released the latest version of the Fresco series, the NUR Fresco HiQ 8C models. The NUR Fresco HiQ 8C is based on the previous model which was modified to print using eight colors mode instead of the standard 4-color mode. Modifications to the printer included changes to the ink system to accommodate eight colors and a new switch box that enables fast and easy switching between the 4-color and the 8-color printing modes. NUR’s software has also been modified to support 8-color printing. The NUR Fresco 8C is available both as an upgrade to existing NUR Fresco 4-color printers and as a new product delivered from the manufacturer.

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

                The NUR Ultima printers are also available in a wide format, the NUR Ultima HiQ 3200 (3.2 meters or approximately 10 feet wide).

Flatbed Digital Printers

                In September 2003, we commercially released the NUR Tempo™ flatbed digital printer. The NUR Tempo uses UV-curable inks that give it the flexibility to print on almost any type of substrate. These include corrugated board, foam-core paperboard, acrylic sheets, PVC, polycarbonate, fluted polypropylene, glass, wood and standard rolled media. It also features a large format table (10 ½ ft. x 6 ½ ft. / 3.2m x 2m) to accommodate a wide variety of applications and job formats. It can handle both rigid and rolled substrates with fast and easy changeover between the two for ultimate flexibility. The printer offers 4 and 8 color printing modes, delivering a combination of high speed and photo-realistic image quality. The printer’s fully encapsulated construction ensures a comfortable working environment. The NUR Tempo is designed to eliminate the extra steps involved in lamination and cutting/trimming processes common to other traditional methods of printing graphics on rigid surfaces.

The NUR Printers - General

                The NUR Printers can be operated in a stand-alone mode or in conjunction with pre-press and desktop publishing systems. When configured with a pre-press system, the pre-press workstation prepares the digital file containing the specifications for the output to be produced. The NUR Printers require little operator supervision, enabling one operator to run several machines at once. While an operator must be specifically trained in the operation of a printer, no special color mixing skills are required unlike conventional methods such as offset printing.

                As compared to traditional methods of wide format and super wide format printing, the NUR Printers can significantly reduce the set-up costs associated with each print job such as the skill level of the personnel required and the number of skilled personnel required . These advantages make wide format and super wide format short-run color printing significantly more economical than conventional printing methods. Additionally, the relatively quick turnaround for the printed product enables the NUR Printers to produce more output in a given period, thereby lowering the costs of labor per print.

                Unlike hand painting, and screen or offset printing, the layout can be viewed through the pre-press workstation prior to printing, permitting last minute fine-tuning. By running a single copy of the print, corrections of text, enhancements of images, and additions of color can all be accomplished with minimal time, effort and cost. Additionally, since the format can readily be changed, the NUR Printers allow the end-user to make each print in the run different, with little time, effort, or additional cost. For example, if so desired, different languages, graphics and text can be added to each print in a run.

                During the years ended December 31, 2001, 2002 and 2003, sales of the NUR Printers accounted for approximately 54%, 51% and 55%, respectively, of NUR’s total consolidated revenues. Sales of spare parts used in the NUR Printers accounted for approximately 5%, 6% and 5% of total sales in the years ended December 31, 2001, 2002 and 2003 respectively. Currently, the retail prices of the NUR Printers generally range from $185,000 to $550,000 per machine.

Consumables

Inks

                The NUR Tempo printers use specialized UV curable inks designed for the needs of the wide format market. The ink is resistant to water and ultraviolet rays, making it fairly durable and thus well suited for outdoor conditions. The NUR Tempo, through the utilization of the ink, can print on almost an unlimited variety of substrates, including corrugated board, foam-core paperboard, acrylic sheets, PVC, polycarbonate, fluted polypropylene, glass, wood and standard rolled media. The ink enables the output of the NUR Tempo to be used both for indoor and outdoor advertising with out additional lamination. The ink for use with the NUR Tempo is manufactured, exclusively for NUR under the NUR brand name, by SunJet, a division of Sun Chemical Limited.

                The NUR Fresco and the NUR Ultima printers use specialized all-in-one solvent-pigment based ink designed for the needs of the wide format market and suited for drop-on-demand technology printers. This ink is developed to ensure color-real, long lasting, color consistent, weather resistant prints. The NUR Blueboard printers still in our installed base use specialized solvent-based pigmented ink designed for the needs of the super wide format market. The ink is resistant to water and ultraviolet rays, making it fairly durable and thus well suited for outdoor conditions. The ink for use with the NUR Blueboard is manufactured, exclusively for NUR under the NUR brand name, by several ink manufacturers.

                Until recently, our ink research and development operations were carried out by our wholly owned subsidiary NUR Media Solutions in its facilities at Louvain-la-Neuve, Belgium and our wholly owned subsidiary Salsa Digital Printers in San Antonio, Texas carried out production of our solvent-based inks. As of September 2003, we manufacture all of our solvent-based ink in our new plant in Ashkelon, Israel and we are now near completion of the transfer of a substantial portion of the research and development activities from Belgium to Israel.

                During the years ended December 31, 2001, 2002 and 2003, sales of ink accounted for approximately 26%, 26% and 27%, respectively, of NUR’s total consolidated revenues.

Substrates

                Until recently, NUR supplied substrates for use with our printers and ink through our wholly owned subsidiary in Belgium, NUR Media Solutions. In July 2003 we announced our decision to exit the substrate business. As the digital wide format printers have become more widespread, substrates have become a low margin commodity that is no longer profitable for NUR to resell. We believe terminating this business will allow us to more strongly focus on our proprietary specialty inks. Following the completion of the transfer of substantial portion of the ink research and development activities from NUR Media Solutions in Belgium to NUR’s main research and development center in Israel, NUR Media Solutions will become a dormant company.

Sales and Marketing

                We distribute and sell our products through the following wholly owned subsidiaries: NUR Europe (including the Middle East & Africa division), NUR America, NUR Asia Pacific, NUR DO Brazil Ltda. and NUR Japan.

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

                In addition, we work to develop, market and sell a wide range of advanced inks and clear coats, all of which are designed to work with our existing range of printers.

                The Israeli Government, through the Fund for the Encouragement of Marketing Activities of the Ministry of Industry and Trade (the “Marketing Fund”), awards participation grants for marketing expenses incurred overseas. As of December 31, 2003, we had received $1.27 million for the promotion of our printers. NUR is no longer eligible for support from the Marketing Fund due to its reaching the maximum allowed export revenues. NUR is obligated to pay a royalty of 3-4% of the export added value to the Marketing Fund until 100% of the grants have been repaid. The value of the grants received (including grants received in previous years), are linked to the U.S. dollar. As of December 31, 2003, we had made or accrued to make royalty payments in respect of such grants to the Marketing Fund totaling approximately $0.757 million.

Production and Sources of Supply

                NUR manufactures and assembles all the NUR Printers through NUR Pro Engineering, a 50% owned affiliate of NUR. In May 2003, NUR signed an agreement to acquire the remaining 50% shares of NUR Pro Engineering, from Ogen Dialogix Ltd. for the price of $850,000. Under the terms of the agreement the transfer of the shares will become effective on March 31, 2004. As of March 2004 the parties fulfilled their material commitments and undertakings under the agreement. Upon completion of the transaction, NUR Pro Engineering will become a wholly owned subsidiary of NUR. During the third quarter of 2003, we completed a consolidation process of our global machinery manufacturing operations of Salsa Digital Printers in San Antonio, Texas with those of NUR Pro Engineering, into a single large manufacturing facility in Rosh Ha’Ayin, Israel. During the first quarter of 2004, we have transferred all manufacturing capabilities from NUR Pro Engineering to NUR, leaving NUR Pro Engineering as a dormant company upon completion of the transaction. For more information see “ITEM 10.C: Material Contracts.”

                Full system integration and acceptance and quality control testing of the printers are conducted by our employees at the Rosh Ha’Ayin facility. Product quality control tests and inspections are performed at various steps throughout the manufacturing process, and each product is subject to a final test prior to delivery.

                We believe that, if increases in sales occur, we can expand our production capabilities or engage subcontractors to carry out certain of the manufacturing or the assembly of our printers. Most of the components used for the assembly of the NUR Printers are available from several sources; however, the printheads used in each series of printers are purchased from single suppliers.

                To date, we have been able to obtain adequate supplies of the components and raw materials necessary to produce our printers and have not had any serious problems with our subcontractors. If our business grows, however, we will need to purchase greater quantities of components on a timely basis. Any delay in supply could ultimately hurt our business.

                As of September 2003, we manufacture the NUR Fresco and the NUR Ultima inks at our plant in Ashkelon, Israel. The ink for use with the NUR Blueboard is manufactured, exclusively for NUR under the NUR brand name, by several ink manufacturers. The ink for use with the NUR Tempo is manufactured, exclusively for NUR under the NUR brand name, by SunJet, a division of Sun Chemical Limited, a company incorporated in England.

Service and Support

                Installation, post sale customer support and warranty services of our products are provided by NUR America, NUR Europe, (including the Middle East & Africa division), NUR Asia Pacific, NUR DO Brazil Ltda. and NUR Japan. In most cases, our warranty to our direct customers and distributors covers defects in the NUR Printers for a period of six months after installation. NUR is also committed to maintaining sufficient spare parts and materials necessary for the operation of the NUR Printers for a certain period after cessation of the manufacturing of such printers.

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

                Until recently, we had two research and development facilities, including a facility located at our headquarters in Lod, Israel and a facility located in Louvain-la-Neuve, Belgium. We are now near completion of the transfer of a substantial portion of the research and development activities from Belgium to Israel.

                Total research and development expenses, before royalty bearing grants, were approximately  $10.9million, $9.2 million and $7.2 million in the years ended December 31, 2001, 2002 and 2003, respectively.

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

                Between December 1997 and March 1999, NUR Europe, one of our subsidiaries, received a grant from local authorities in Belgium for reimbursement of up to 70% of its total research and development investment, which it carries out in Belgium, up to approximately $0.6 million. NUR Media Solutions markets and sells the products developed under the grant, and reimburses the Belgium authorities at a rate of 3% of the revenue generated from the sale of the products. NUR Media Solutions has reimbursed the Belgium authorities for approximately $0.27 million as of December 31, 2003. NUR Media Solutions has also established a research and development center in Belgium dedicated to the research and development of print substrates and inks for use with the NUR Printers. Following the completion of the transfer of substantial portion of the ink research and development activities from NUR Media Solutions in Belgium to the NUR’s main research and development center in Israel, NUR Media Solutions will become a dormant company.

                Between May 1999 and April 2000, NUR Media Solutions received a grant from the Belgium authorities for reimbursement of up to 50% of its total research and development investment, which it carries out in Belgium, up to approximately $0.3 million. NUR Media Solutions reimburses the grant at a rate of 6% of the revenue generated from the products developed under the grant. As of December 31, 2003, NUR Media Solutions had a contingent obligation to pay royalties in the amount of $0.07 million.

                In addition, between June 2001 and January 2004, NUR Media Solutions received a grant from the Belgium authorities for reimbursement of up to 50% of its total research and development investment, which it carries out in Belgium; such number will total up to approximately $1.5 million. NUR Media Solutions will reimburse the grant at a rate of 4% of the revenue generated from the products developed under the grant. NUR Media Solutions received €0.725 million under the grant in January 2003 and additional €0.669 million in January 2004.

                In the past, NUR has received grants from the Government of Israel, through the Office of the Chief Scientist (the “OCS”), for the development of our systems and products. NUR received approximately $0.26 in the year ended December 31, 2000, but has not received research and development grants from the OCS in the years ended December 31, 2001, December 31, 2002 and December 31, 2003. The OCS awards grants of up to 50% (and in certain circumstances up to 66%) of a project’s approved expenditures in return for royalties. Under the terms of funding, royalties are payable generally at a rate of 2% to 3% on sales of products developed from the funded project and ending when 100% to 150% of the dollar value of the grant is repaid. During 2001, we made royalty payments of $0.2 million in respect of such grants to the OCS. As of December 31, 2003, we had a contingent liability to pay $0.39 million in future royalty payments. On February 2004, NUR received a demand letter from the OCS claiming that NUR outstanding liability for royalties to the OCS in connection with the sale of NUR Fresco printers aggregates to $0.75 million, of which $0.36 million is disputed by NUR. NUR responded to the demand letter by denying the OCS claims with respect to the disputed amount, and it is currently trying to settle the differences between the parties out-of-court. NUR royalty payments to the Office of the Chief Scientist are in respect of sales of the NUR Fresco printers. The terms of the grants prohibit the manufacture of products developed with government grants outside of Israel or the transfer out of Israel of the technology developed pursuant to these grants without the prior consent of the Office of the Chief Scientist. These restrictions do not bar exports from Israel of products developed with such technologies. In addition, the know-how from the research and development that is used to produce the product may not be transferred to third parties or out of Israel without the approval of the OCS.

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

                Our main competitors in the super wide format arena are Vutek, Scitex Vision and Gandi Innovations. Said companies have introduced products that directly compete with the NUR Ultima super wide printer. In the wide format market, the main competitors are Scitex, through its subsidiary, Scitex Vision Ltd., 3M Image Graphics, Vutek, Gandi Innovations and Raster Graphics Inc. These companies have introduced products that compete with the NUR Fresco and NUR Ultima printers. In the market for Flatbed printers utilizing UV curable ink, the main competitors are Durst Phototechnik, Inca Digital Printers, 3M Image Graphics, Scitex Vision and Vutek. These companies have introduced products that compete with the NUR Tempo. We have also witnessed continued growth of a local Chinese market where approximately 15 local competitors are developing, manufacturing and selling inexpensive printers. Recently, these Chinese manufacturers have begun penetrating the international market.

                The printing industry is large, and many of our competitors may possess greater management, financial, technical, manufacturing, marketing, sales, distribution and other resources than those of NUR. As a result, there can be no assurance that competitors will not develop and market products utilizing new technology that are competitive in price and performance with the NUR Printers, and there can be no assurance that we can compete effectively with such products.

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

Employees and Labor Relations

                As of December 31, 2003, we employed 322 persons worldwide, including independent contractors, about 16% of which work in research and development. Approximately 60% of these employees are employed by NUR in Israel and the remainder are employed by our subsidiaries worldwide. All of NUR’s employees who have access to confidential information are required to sign a non-disclosure agreement covering all of our confidential information that they might possess or to which they might have access.

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

                NUR’s liability for future severance pay obligations is fully provided for by payments equal to 8.33% of an employee’s salary each month made to various managers’ insurance policies or similar financial instruments and by accrual. The employees of NUR are usually provided with an additional contribution toward their retirement that amounts to 10% of wages, of which the employee and the employer each contributes half. Furthermore, Israeli employees and employers are required to pay predetermined sums to the National Insurance Institute, which is similar to the United States Social Security Administration, and additional sums towards compulsory health insurance.

                During the fourth quarter of 2002, we completed a restructuring process of our operations in the Asia Pacific region consisting of, among other things, appointing Computer and Sign Technology Co., Ltd. to market and support the NUR Fresco product line in China and moving the Asia Pacific headquarters from Shanghai to a new facility located in Hong Kong. The restructuring process resulted in the termination of approximately twenty employees. In year 2003 we ceased our operations in the Chinese market and the engagement of CAST as an exclusive distributor in China was terminated.

During the third quarter of 2003, we completed the consolidation of our manufacturing facilities, transferring the machinery and ink manufacturing plants from San Antonio, Texas to Israel. We have also relocated our North American headquarters from San Antonio, Texas to New Jersey in the third quarter of 2003. The consolidation and relocation of operations resulted in the termination of approximately 100 employees in San Antonio, Texas.

                We are now near completion of the transfer of a substantial portion of the research and development activities previously conducted by NUR Media Solutions in Belgium to Israel. Until recently, NUR supplied substrates for use with the NUR Printers and ink through our wholly owned subsidiary in Belgium, NUR Media Solutions. In July 2003 we announced our decision to exit the substrate business. Following the completion of the transfer of substantial portion of the ink research and development activities from NUR Media Solutions in Belgium to NUR’s main research and development center in Israel, NUR Media Solutions will become a dormant company.

Insurance

                We believe that the insurance coverage for our business is in accordance with industry standards and is adequate and appropriate in light of our businesses and the risks to which they are subject.

Legal Proceedings

                In December 1999, Poalim Capital Markets Ltd., an Israeli company engaged in the business of mediation and assistance in securities transactions, filed a suit in the District Court of Tel Aviv, Israel, against NUR and Isal Amlat Investments (1993) Ltd. Poalim Capital Markets claimed that NUR, in executing a private placement agreement with Isal Amlat Investments (1993) Ltd. and Dovrat & Co. Ltd. in September 1999, breached an agency agreement with Poalim Capital Markets. Poalim Capital Markets sought enforcement and monetary relief up to approximately $0.33 million. In November 2002, the parties reached an out-of-court settlement whereby NUR  undertook to issue to Poalim Capital Markets a warrant to acquire 11,000 ordinary shares of NUR at an exercise price of $0.784 per share in consideration for the complete and final settlement of this matter. The warrant is exercisable for a period of four years, terminating on November 7, 2006.

                In September 2000, Abudi Signage Industry Ltd., an Israeli company, and Abudi Printing Technology Ltd., a wholly owned subsidiary of Abudi Signage Industry Ltd. (collectively, the “Abudi Parties”), filed suit in the District Court of Tel Aviv, Israel, against Meital Technologies Ltd., Kobi Markovitz (the major shareholder of Meital), who is currently a consultant to NUR in the field of technologies development, NUR and Erez Shachar, our former President and Chief Executive Officer. The Abudi Parties claimed that Meital, in selling its piezo drop-on demand technology to NUR breached agreements between the Abudi Parties and Meital pursuant to which: (i) Meital was to develop, manufacture and sell to the Abudi Parties an upgrade for Abudi’s Vutek airbrush digital printers and Abudi was to receive the exclusive right to market, distribute and sell these upgrades, and (ii) Abudi was provided an option to purchase up to 20% of Meital shares upon terms and conditions no less favorable than other investors. The Abudi Parties claimed that NUR knowingly purchased the Meital technology and therefore caused Meital to breach its option agreements with the Abudi Parties. The Abudi Parties sought consequential and indemnification monetary damages up to approximately $4.95 million. In May 2002, the parties reached an out-of-court settlement whereby NUR undertook to pay the Abudi Parties $0.14 million for the complete and final settlement of this matter.

                In August 2001, Printable B.V., a client of NUR Europe, filed a suit against it in the Commercial Court of Brussels. The client claims that the contract between Printable and NUR Europe for the sale of two machines is null and void, and it further seeks for damages amounting to approximately €0.92 million. We believe that the claim is without merit and NUR Europe is defending itself vigorously against the claim.

                In October 2001, Distrade SL, a client of NUR Europe, filed a suit against NUR Europe in the Commercial Court of Brussels, alleging technical defaults in a machine purchased by it. Distrade is seeking reimbursement of the purchase price paid by it amounting to approximately $0.23 million, as well as damages of approximately €0.25 million. The Commercial Court of Brussels appointed an expert in order to hear the parties’ claims; to examine the machine; and provide an opinion regarding the damages suffered by Distrade from the use of the machine. We believe that the claim is without merit and NUR Europe is defending itself vigorously against the claim.

                In August 2002, Jiaxing Dapeng Advertising Limited Company, an end-user of NUR’s equipment, filed a suit against NUR Shanghai in the Jiaxing Intermediate Court in the People Republic of China, alleging that the equipment purchased by it was of bad quality. The Jiaxing Intermediate Court ruled that NUR Shanghai should reimburse Dapeng the purchase price of approximately $0.184 million and pay a compensation of approximately $0.02 million. Following an appeal filed by NUR Shanghai, the Zhejiang Higher Court ruled on September 2003 that NUR Shanghai should pay Dapeng approximately $0.184 million.

                In November 2002, Guangzhou Junhao Printing Limited Company, a client of NUR Asia Pacific, filed a suit against NUR Asia Pacific in the Guangzhou Intermediated Court situated in the Peoples Republic of China, alleging that the equipment purchased by it from NUR Asia Pacific was of bad quality. Junhao is seeking reimbursement of the purchase price paid by it amounting to approximately $0.24 million, as well as compensation of approximately $0.16 million. We believe that the claim is without merit and NUR Asia Pacific is defending itself vigorously against the claim.

                In May 2003 Julius Hewinkel GmbH, a former supplier and manufacturer of NUR Media Solutions filed a suit against NUR Media Solutions in the Court of Osnabrück, Germany. Hewinkel claims that NUR Media Solutions is in breach of an OEM agreement signed between Hewinkel and NUR Media Solutions by failing to purchase minimum quantities prescribed under such agreement. Hewinkel seeks damages in approximately the amount of €0.94 million. We believe that the claim is without merit and NUR Media Solutions is defending itself vigorously against the claim.

                In August 2003, as a result of our intention to consolidate the manufacturing operation in San Antonio, Texas we notified Ram Global Ltd., the landlord under the five-year lease agreement signed between Ram Global and Salsa Digital Printers in July 2001, that we intend to terminate the lease agreement prior to its predetermined termination date in July 2006. Ram Global filed suit in the in the 288th Judicial District, Bexar County, Texas claiming for the rent owed under the lease agreement until its expiration in July 2006 and other damages. In September 2003, the parties reached an out-of-court settlement whereby the Salsa Digital Printers undertook to pay Ram Global $0.18 million (reflecting six months rent) for the complete and final settlement of this matter.

                In September 2003, NUR filed a suit in the Magistrate Court of Tel Aviv, Israel against R.R. Graphicarts Ltd., a former distributor of NUR in Israel, for the collection of unpaid invoices in the amount of approximately $0.42 million. In February 2004, Graphicarts filed a statement of defense denying NUR’s claims and it also filed a counter-claim for alleged damages caused to it by NUR in approximately the amount of $0.18 million. We believe that the counter-claim that was filed by Graphicarts is without merit and NUR is both pursuing its own suit and defending itself vigorously against the counter-claim.

                We are not currently subject to any other material legal proceedings. We may from time to time become a party to various legal proceedings in the ordinary course of our business.

C.            Organizational Structure

                As of December 31, 2003, the following chart presents our corporate structure, the jurisdiction of incorporation of our significant subsidiaries and the percentage of shares that we hold in those subsidiaries.

Subsidiaries	Percentage	Jurisdiction of Incorporation
Encre Consumables B.V	100%	Amsterdam, Netherlands
NUR America Inc. (NUR America)	100%	Delaware, United States
NUR Asia Pacific (Hong Kong) Ltd. (NUR Asia Pacific)	100%	Hong Kong, China
NUR DO Brazil Ltda	100%	Sao Paulo, Brazil
NUR Europe S.A. (NUR Europe)	100%	Brussels, Belgium
NUR Hungary Trading and Software Licensing Limited
Liability Company	100%	Budapest, Hungary
NUR Macroprinters (Shanghai) Ltd. (NUR Shanghai)	100%	Shanghai, China
NUR Media Solutions S.A. (NUR Media Solutions)	100%	Brussels, Belgium
Salsa Digital Printers Ltd. (Salsa Digital Printers)	100%	Delaware, United States*
NUR Japan Ltd. (formerly Signtech Japan Ltd.) (NUR Japan)	100%	Tokyo, Japan
NUR Pro Engineering Ltd. (NUR Pro Engineering)	50%	Rosh Ha'Ayin, Israel**
___________________

*	Salsa Digital Printers does business as NUR Engineering USA.

**	In May 2003, NUR signed an agreement to acquire the remaining 50% shares of NUR Pro Engineering. Under the terms of the agreement the transfer of the shares will be effective as of March 31, 2004. As of March 2004 the parties fulfilled their material commitments and undertakings under the agreement. Upon completion of the transaction, NUR Pro Engineering will become a wholly owned subsidiary of NUR. During the third quarter of 2003, NUR completed a consolidation process of its global machinery manufacturing operations of Salsa Digital Printers in San Antonio, Texas with those of NUR Pro Engineering, into a single large manufacturing facility in Rosh Ha’Ayin.

D.            Property, Plants and Equipment

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

                NUR leases approximately 9,117 square feet in Ashkelon, Israel for use as a manufacturing plant for the NUR solvent based inks. The Ashkelon lease expires in December 2007.

                NUR Pro Engineering Ltd., a 50% owned affiliate, leases approximately 28,621 square feet in Rosh Ha’Ayin, Israel, for the manufacture and assembly of the NUR Printers. The Rosh Ha’Ayin plant is leased through several lease agreement the majority of which expire throughout 2004. In May 2003, we signed an agreement to acquire the remaining 50% shares of NUR Pro Engineering. Under the terms of the agreement the closing of the transaction will occur on March 31, 2004. As of March 2004 the parties fulfilled their material commitments and undertakings under the agreement. Upon completion of the transaction, NUR Pro Engineering will become a wholly owned subsidiary of NUR. We are currently negotiating the renewal of the Rosh Ha’Ayin lease agreements and the complete assignment of NUR Pro Engineering leases to NUR.

United States

                NUR America leases office space in Newton, Massachusetts consisting of 26,500 square feet that it had previously used as the subsidiary’s headquarters, sales and marketing offices, and demonstration and service center. The Newton lease expires in January 2011. NUR America sublets this space to a third party. The sublease expires in January 2011. In 2001, we consolidated our U.S. operations. NUR America, Inc. in Boston, Massachusetts and Salsa Digital Printers Ltd. in San Antonio, Texas, were integrated into a single large facility in San Antonio, Texas.

                Salsa Digital Printers previously leased 67,250 square feet in San Antonio, Texas for use as its manufacturing facility for the Salsa product line and the NUR inks, as well as headquarters for NUR America, NUR America’s sales and marketing offices, and NUR America’s training and service center. Pursuant to the consolidation of the manufacturing facilities and the relocation of the North American headquarters to New Jersey, the San Antonio lease was terminated and a termination fee of $183,649 was paid by Salsa Digital Printers in an out-of-court settlement agreement. For more information see “ITEM 4: Legal Proceedings”. In September 2003, we relocated our machinery and ink manufacturing facilities from San Antonio, Texas to Israel. We now assemble and manufacture all of the NUR Printers in a single plant located in Rosh Ha’Ayin, Israel. As of 2003, our solvent-based ink is now manufactured at a new plant in Ashkelon, Israel. An integral part of our restructuring process was the transfer of our North American headquarters and training center to Moonachie, New Jersey. The 11,000 square feet facility replaces NUR’s former facility in San Antonio, Texas. The new headquarters houses NUR’s North American sales, marketing, administrative, and support staff and includes a fully equipped training center and demo site. The New Jersey lease expires in October 2008.

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

                NUR Media Solutions leased approximately 1,867 square feet office space in Louvain-la-Neuve, Belgium for use as office space. NUR Europe replaced NUR Media Solutions as Lessee and now occupies this office space as well. The Louvain-la-Neuve lease expires in November 2009.

Asia Pacific

                NUR Asia Pacific leases approximately 3,561 square feet for use as office space in Hong Kong. The lease for the Hong Kong facility will expire in November 2004.

Japan

                NUR Japan leases approximately 2,173 square feet of office space in Tokyo. The lease expires August 2005.

ITEM 5: Operating and Financial Review and Prospects

A.            Operating Results

General

                NUR is a world leader in the market for the sale of wide format and super wide format digital printing systems. NUR develops, manufactures, sells and services digital, inkjet color printing systems for on-demand, production, wide format and super wide format printing. NUR also supplies inks that are consumable products for the operation of the NUR Printers. NUR’s total revenues declined from $120.4 million in the year ended December 31, 2001 to $85.3 million in the year ended December 31, 2002 and to $65.6 million in the year ended December 31, 2003.

                Revenues are derived from the sale of our printers, which include the NUR Fresco printers, the NUR Ultima printers and the NUR Tempo printers, and from the sale of inks, spare parts and related services. Until we exited the substrate business in July 2003, NUR also had revenues from the sale of substrates for the NUR Printers.

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

                The sales and marketing expenses include the costs associated with the staff of the sales and marketing force of NUR and our subsidiaries, advertising and promotion of existing and new products, trade shows, commissions, and other marketing activities. Grants are netted from sales and marketing costs on an accrual basis as the related expenses are incurred. During the past couple of years, NUR has invested in the integration of the Salsa Digital and the NUR worldwide sales and service organizations, in order to strengthen the service and sales organizations of NUR Europe, (including the Middle East & Africa division), NUR America, NUR Asia Pacific, NUR DO Brazil and NUR Japan. NUR has also invested in the consolidation process of its printers and ink manufacturing operations into two manufacturing plants in Israel and the consolidation of its research and development capabilities into a single facility in Israel.

Certain Critical Accounting Policies

                Our discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements, which have been prepared in accordance with generally accepted accounting principles in the United States. For additional information regarding our significant accounting principles see Note 2 to NUR’s consolidated financial statements included as a part of this annual report on Form 20-F. While all the accounting policies impact the financial statements, certain policies may be viewed to be critical. These policies are those that are both most important to the portrayal of our financial condition and results of operations and require our management’s most difficult, subjective and complex judgments and estimates. Actual results could differ from those estimates.

                NUR’s consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States. These accounting principles require management to make certain estimates, judgments and assumptions based upon information available at the time that they are made, historical experience and various other factors that are believed to be reasonable under the circumstances. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities as of the date of the financial statements, as well as the reported amounts of revenues and expenses during the periods presented.

                In many cases, the accounting treatment of a particular transaction is specifically dictated by generally accepted accounting principles in the United States and does not require management’s judgment in its application. There are also areas in which management’s judgment in selecting among available alternatives would not produce a materially different result. NUR’s management has reviewed these critical accounting policies and related disclosures with the Audit Committee.

                NUR’s management believes the significant accounting policies which affect management’s more significant judgments and estimates used in the preparation of NUR’s consolidated financial statements and which are the most critical to aid in fully understanding and evaluating the NUR’s reported financial results include Revenue Recognition, Allowance for Doubtful Accounts, Inventory valuation, Impairment of long-lived assets, Restructuring charges and Income taxes.

Revenue Recognition

                We derive our revenue primarily from two sources: product revenues and service revenues, which include, support and maintenance, installation and training revenue. Revenue related to sales of our products is generally recognized when persuasive evidence of an agreement exists; the product has been delivered and title and risk of loss have passed to the buyer; the sales price is fixed and determinable, no further obligations exist, and collectibility is probable. NUR does not grant right of return.

                NUR adopted Emerging Issues Task Force (“EITF”) Issue No. 00-21, “Revenue Arrangements with Multiple Deliverables.”

                Revenues from services are comprised of installation, maintenance and support arrangements, and training, none of which are considered essential to the functionality of the products.

                Revenues from installation, maintenance and support arrangements are deferred and recognized on a straight-line basis over the term of the arrangement and revenues from training and installation are recognized at the time the services are rendered. Deferred revenue includes amounts received from customers for which revenue has not yet been recognized.

                Revenues from trade-in transactions of the NUR Printers are recorded at fair value as a discount from revenues in accordance with APB 29 “Accounting for Non-monetary Transactions” and EITF 01-2 “Interpretations of APB Opinion No. 29”, when the cash consideration involved with such transactions is material.

Allowance For Doubtful Accounts

                NUR maintains an allowance for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments, which is included in bad debt expense. NUR determines the adequacy of this allowance by regularly reviewing the complexion of its accounts receivable aging and evaluating individual customer receivables, considering customers’ financial condition, credit history and current economic conditions. If the financial condition of NUR’s customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required in future periods.

                On occasion, NUR’s subsidiaries engage in the sale of trade receivables with established commercial banking institutions. NUR provides the banking institutions with an unlimited guarantee securing the obligations of the subsidiaries under the trade receivables sale agreements. A total of $1.1 million and $9.87 million was sold to the banks during the quarters ending December 31, 2003 and December 31, 2002, respectively.

Inventory Valuation

                At each balance sheet date, we evaluate our inventory balance for excess quantities and obsolescence. This evaluation includes analyses of sales levels by product line and projections of future demand. In addition, we write off inventories that are considered obsolete. Remaining inventory balances are adjusted to the lower of cost or market value. If future demand or market conditions are less favorable than our projections, additional inventory write-downs may be required and would be reflected in cost of sales in the period the revision is made.

Impairment of Long-Lived Assets

                Our long-lived assets include property, plant and equipment and other intangible assets. In assessing potential impairment of these assets, we consider this factor and other pertinent information. We record an asset impairment charge when we believe that the asset has experienced a decline in value that is other than temporary. During 2003, we recognized $1.0 million of impairment losses related to our property, plant and equipment in Boston. As of December 31, 2003, the carrying value of NUR’s long-lived assets was $6.9 million.

                In assessing the recoverability of our property and equipment and other intangible assets, we must make assumptions regarding the estimated future cash flows and other factors to determine the fair value of the respective assets. If these estimates or their related assumptions change in the future, we may be required to record impairment charges for these assets.

                In June 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 141, “Business Combinations”, and No. 142, “Goodwill and Other Intangible Assets”, effective for fiscal years beginning after December 15, 2001. Under these rules, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized but will be subject to annual impairment tests in accordance with the Statements. NUR has conducted an evaluation of its intangible assets as of December 31, 2002 and December 31, 2003, which resulted in an impairment of $10.87 million and $0 million of NUR’s intangible assets, respectively. Other intangible assets will continue to be amortized over their useful lives.

                In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (FAS 144), which addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of” and the accounting and reporting provisions of APB Opinion No. 30, “Reporting the Results of Operations for a Disposal of a Segment of a Business”. FAS 144 is effective for fiscal years beginning after December 15, 2001, with earlier application encouraged. NUR’s implementation of FAS 144 has resulted in the impairment of most of its intangible assets. See “ITEM 18: Financial Statements”. During 2003, we recognized $1.0 million of impairment losses related to our property, plant and equipment in Boston. As of December 31, 2003, the carrying value of NUR’s long-lived assets was $6.9 million.

Deferred Income Taxes

                We record income taxes using the asset and liability approach. Deferred income tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective income tax bases, and net operating loss and tax credit carryforwards. Our financial statements contain fully reserved tax assets, which have arisen as a result of net operating losses, primarily incurred in 2001, 2002 and 2003, as well as other temporary differences between book and tax accounting. Significant management judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets. We have considered future taxable income, prudent and feasible tax planning strategies and other available evidence in determining the need for a valuation allowance. We evaluate all of these factors to determine whether it is more likely than not that some portion or all of the deferred income tax assets will not be realized. As a result of significant net operating losses incurred in 2001, 2002 and 2003 and uncertainty as to the extent and timing of profitability in future periods, we have continued to record a valuation allowance, which was approximately $25.7 million as of December 31, 2003. The establishment and amount of the valuation allowance requires significant estimates and judgment and can materially affect our results of operations. If the realization of deferred tax assets in the future is considered more likely than not, an adjustment to the deferred tax assets would increase net income in the period such determination was made.

                Our effective tax rate may vary from period to period based on changes in estimated taxable income or loss, changes to the valuation allowance, changes to state or foreign tax laws, future expansion into geographic areas with varying country, state and local income tax rates, deductibility of certain costs and expenses by jurisdiction and as a result of acquisitions, divestitures and reorganizations.

Restructuring

                During the first and fourth quarters of 2001, the second and fourth quarters of 2002 and the second quarter of 2003 NUR decided to perform a series of strategic initiatives intending to further reduce costs and increase efficiency. As a result, approximately 60, 72 and 58 employee positions were eliminated by NUR in 2001, 2002 and 2003, respectively. In July 2002, the Financial Accounting Standards Board issued SFAS No. 146 “Accounting for Costs Associated with Exit or Disposal Activities”, SFAS No. 146 requires that a liability for a cost that is associated with an exit activity be recognized only when the liability is incurred. It supersedes the guidance in EITF 94-3. In SFAS No. 146, an entity’s commitment to a plan does not, by itself, create a present obligation to other parties that meets the definition of a liability and establishes that fair value is the objective for the initial measurement of the liability.

                In the event that we redefine our strategic direction and/or difficult economic conditions continue to prevail, we may be required to implement further restructuring measures. We are not currently able to determine whether or to what extent such circumstances may continue or worsen.

Geographic Breakdown of Revenues

                We sell our products and services throughout the world. Revenues are generally attributed to the location of the sale of the product or service to the end-user. The tables below shows the breakdown of revenues by categories of activities and into geographic markets in the years ended December 31, 2003, 2002 and 2001. The “Others” category, below, includes, among other things, revenues generated by the service of the NUR Printers.

	Year Ended December 31,

REGION	2001	2002	2003
	(In thousands of U.S. dollars)

Middle-East & Africa	$5,831	$3,536	$596
Asia (except China)	$20,338	$15,511	$9,485
China	$13,492	$4,436	$176
Europe	$41,757	$32,876	$36,709
America	$15,999	$15,700	$18,608

Total Revenues	$120,377	$85,255	$65,574

	Year Ended December 31,

	(In thousands of U.S. dollars)

CATEGORY	2001	2002	2003

Printers	$65,265	$43,185	$35,890
Ink	$31,390	$21,904	$17,637
Substrates	$12,539	$10,418	$2,321
Others	$11,183	$9,748	$9,726

Total Revenues	$120,377	$85,255	$65,574

Results of Operations

                The following table sets forth for the periods indicated certain line items from NUR’s statement of operations as a percentage of NUR’s revenues:

	2001(1)(2)	2002 (3)	2003(4)

Revenues	100%	100%	100%
Cost of sales of printers and related products	59.8	67.3	60.5
One time inventory write-off	3.2	1.1	20.0
Gross profit	37.0	31.6	19.5
Research and development	9.0	10.8	11.0
Research and development, net	8.5	9.1	10.0
Selling and marketing, net	15.5	14.9	17.3
General and administrative ongoing expenses	11.1	14.1	17.0
General and administrative one time expenses	—	3.4	10.2
Amortization and impairment of goodwill and other intangible
assets	2.4	15.1	0.2
Operating loss	(3.4)	(26.5)	(38.2)
Financial expenses, net	2.8	1.6	3.3
Other expense, net	0.3	0.1	0.4
Taxes on income (tax benefit)	(0.2)	—	0.3
Minority interest in earnings of a subsidiary	—	—	—
Equity in earnings (losses) of affiliates, net	0.1	—	—
Net loss	(6.0)	(28.2)	(42.2)

__________________

(1)	Represents financial information for NUR together with our subsidiaries NUR Media Solutions, NUR America, NUR Europe, NUR Shanghai, NUR Asia Pacific, Salsa Digital Printers, NUR Hungary Trading and Software Licensing Limited Liability Company, NUR DO Brazil Ltda., Encre Consumables B.V and NUR Japan and Stillachem (last eight months).

(2)	NUR acquired the remaining outstanding capital stock of Stillachem in May 2001. As a result, Stillachem became a wholly owned subsidiary of NUR. As part of the restructuring and consolidation of our ink research and development and manufacturing operations we have closed the Stillachem operations and have dissolved the company. The ink previously manufactured by Stillachem is now manufactured in Ashkelon, Israel and substantial portion of the ink research and development activities previously transferred to NUR Media Solutions will be continued in our research and development center in Israel.

(3)	Represents financial information for NUR together with our subsidiaries NUR Media Solutions, NUR America, NUR Europe, NUR Shanghai, NUR Asia Pacific, Salsa Digital Printers, NUR Hungary Trading and Software Licensing Limited Liability Company, NUR DO Brazil Ltda., Encre Consumables B.V, NUR Japan and Stillachem.

(4)	Represents financial information for NUR together with our subsidiaries NUR Media Solutions, NUR America, NUR Europe, NUR Shanghai, NUR Asia Pacific, Salsa Digital Printers, NUR Hungary Trading and Software Licensing Limited Liability Company, NUR DO Brazil Ltda., Encre Consumables B.V, NUR Japan and Stillachem (first three months).

Year Ended December 31, 2003 Compared with Year Ended December 31, 2002

                Revenues.   Revenues were approximately $65.6 million in the year ended December 31, 2003, compared to approximately $85.3 million in the year ended December 31, 2002. This decrease was mainly attributable to discontinuing sales of substrates as of the second quarter, a weakened macroeconomic environment, a slowdown in capital equipment investments by customers, reduced demand for printing consumables, heightened competition in our market and price reductions of our products.

                Gross Profit.   Gross profit was approximately $12.8 million in the year ended December 31, 2003, compared to $26.9 million in the year ended December 31, 2002. Excluding one-time inventory write-offs of $13.1 million and $1.0 million, respectively, the gross profit was approximately $25.9 million in the year ended December 31, 2003, compared to $27.9 million in the year ended December 31, 2002. The decrease in gross profits in 2003 was primarily due to write-off of inventory and a decline in our sales. Excluding the one-time inventory write-offs, the gross profit as a percentage of revenue has increased from 33% in the year ended December 31, 2002 to 40% in the year ended December 31, 2003. This increase is mainly attributed to the discontinuing sales of substrates as of the second quarter of 2003, which had a negative to no effect on the gross profit. It is also attributed to the organizational changes implemented during 2003, including consolidating all manufacturing activities in Israel.

                Expenses.  Research and development costs, net of government grants, were approximately $6.5 million in the year ended December 31, 2003, compared to $7.7 million in the year ended December 31, 2002. NUR expects to continue to invest significant resources in research and development programs for new products and enhancements of existing products.

                Selling and marketing expenses were approximately $11.3 million in the year ended December 31, 2003, compared to approximately $12.7 million in the year ended December 31, 2002. The majority of sales and marketing expenses were incurred by our distribution subsidiaries NUR Europe, NUR America, NUR Shanghai and NUR Asia Pacific. The decrease of expenses is mostly attributed to organizational changes implemented during 2003, including the appointment of local senior management in USA and Asia and a more focused marketing activities. As of December 31, 2002, NUR had received $1.27 million from the Marketing Fund for selling and marketing expenses. NUR is no longer eligible, however, for support from the Marketing Fund due to its reaching the maximum allowed export revenues.

                General and administrative expenses were approximately $19.9 million for the year ended December 31, 2003, compared to approximately $29 million in the year ended December 31, 2002. The figures for 2003 include amortization of goodwill and other intangible assets of $0.1 million and restructuring and other one-time expenses of $8.7 million. The figures for 2002 include amortization of goodwill and other intangible assets of $12.9 million and restructuring and other one-time expenses of $4.2 million during 2002. Without such charges, general and administrative expenses were approximately $11.1 million for the year ended December 31, 2003, compared to approximately $12.0 million in the year ended December 31, 2002. The restructuring efforts in 2003 consisted of a series of strategic initiatives intended to further reduce costs and increase efficiency and they include reduction in work force and relocating the US headquarters from San Antonio, Texas to New Jersey and the Asia Pacific headquarters from China to Hong-Kong.

                Financial expenses, net increased to $2.2 million in the year ended December 31, 2003, compared to $1.3 million in the year ended December 31, 2002. This increase was mainly due to increase in interest rates paid by NUR in respect of bank loans taken to finance the cash portion of the Salsa Digital acquisition in 2000 and foreign exchange gains and an additional charge in respect of beneficial conversion feature related to conversion of the convertible loan in the amount of $0.67 million.

                Taxes.  Taxes on income were $0.2 million in the year ended December 31, 2003, as compared to taxes on income of $0.03 million in the year ended December 31, 2002.

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

                General and administrative expenses were approximately $29.0 million, including amortization of goodwill and other intangible assets, impairment of goodwill and other intangible assets of $12.9 million, and restructuring and other one-time expenses of $4.2 million, for the year ended December 31, 2002, compared to approximately $19.5 million in the year ended December 31, 2001. The restructuring efforts in 2002 consisted of a series of strategic initiatives intended to further reduce costs and increase efficiency, including the following: transfer of NUR’s headquarters in Asia from Shanghai to Hong Kong; workforce reduction; and salary cuts.

                Financial expenses, net decreased to $1.3 million in the year ended December 31, 2002, compared to $3.3 million in the year ended December 31, 2001. This decrease was mainly due to decline in interest rates paid by NUR in respect of long-term bank loans taken to finance the cash portion of the Salsa Digital acquisition in 2000 and foreign exchange gains.

                Taxes.  Taxes on income were $0.03 million in the year ended December 31, 2002, as compared to tax benefit of $(0.2) million in the year ended December 31, 2001.

Impact of Inflation, Devaluation and Fluctuation of Currencies

                Most of NUR’s sales are in U.S. dollars and in the Euro. In addition, a substantial portion of costs are incurred outside Israel in U.S. dollars or paid in U.S. dollars or in NIS linked to the exchange rate of the U.S. dollar. Costs not effectively denominated in U.S. dollars are translated to U.S. dollars, when recorded, at prevailing exchange rates for the purposes of NUR’s consolidated financial statements, and will increase if the rate of inflation in Israel exceeds the devaluation of the Israeli currency against the U.S. dollar or if the timing of such devaluations were to lag considerably behind inflation. Consequently, NUR is and will be affected by changes in the prevailing NIS/U.S. dollar exchange rate.

                NUR might also be affected by the U.S. dollar exchange rate to the Euro.

                The annual rate of inflation in Israel was 1.4% in 2001, increased to 6.7% in the year ended December 31, 2002, and decreased to (1.88)% in the year ended December 31, 2003. The NIS was devalued against the U.S. dollar by approximately 9.3% in 2001, by approximately 7.3% in 2002, and by approximately 7.6% in 2003. NUR cannot predict whether the rate of devaluation of the NIS against the U.S. dollar will continue to exceed the rate of inflation in the future and whether these conditions will have a material adverse effect on NUR.

                The representative dollar exchange rate for converting the NIS to dollars, as reported by the Bank of Israel, was NIS 4.379 for one-dollar U.S. on December 31, 2003. The representative dollar exchange rate was NIS 4.737 on December 31, 2002 and NIS 4.416 on December 31, 2001.

                NUR’s transactions and balances denominated in U.S. dollars are presented at their original amounts. Non-dollar transactions and balances have been measured into U.S. dollars in accordance with Statement 52 of the FASB. All transaction gains and losses from remeasurement of monetary balance sheet items denominated in non-dollar currencies are reflected in the statement of operations as financial income or expenses, as appropriate. The average exchange rates during the years ended December 31, 2001, 2002 and 2003 were NIS, 4.205, 4.738 and 4.548 for one-dollar U.S., respectively. The exchange rate as of March 29, 2004 was NIS 4.535 for one dollar.

B.            Liquidity and Capital Resources

                We have historically funded our operations primarily through the private sale of our equity securities, commercial bank loans and through cash generated from operations. We invest our excess cash in cash and cash equivalents that are highly liquid. At December 31, 2003 we had approximately $10.3 million of cash and cash equivalents compared with $10.5 million at December 31, 2002 and $12.4 million at December 31, 2001.

                We expect that our working capital will not be sufficient for our requirements during 2004. NUR intends to raise additional capital from private investors through one or more equity private placement transaction(s) if and when needed to fund the capital requirements of its operations.

                As of December 31, 2003, NUR does not have material commitments for capital expenditures.

Operating activities

                In the year ended December 31, 2003, NUR had a net loss of $(27.7) million. Net cash used in operating activities was approximately $7.9 million. The main changes in NUR’s working capital were: (i) a decrease of approximately $11.7 million in trade accounts receivable and long-term trade accounts receivables; (ii) a decrease of approximately $6.7 million in trade payables; and (iii) a decrease of approximately $10.8 million in inventories.

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

Investing activities

                Net cash used in investing activities was approximately $1.1 million in the year ended December 31, 2003, consisting mainly of purchase, net of property and equipment. Net cash used in investing activities was approximately $2.7 million in the year ended December 31, 2002, consisting mainly of purchase, net of property and equipment. Net cash used in investing activities was approximately $8.6 million in the year ended December 31, 2001, consisting mainly of purchase, net of property and equipment.

Financing activities

                Net cash provided by financing activities in the year ended December 31, 2003 was approximately $10 million, deriving primarily from short-term bank credit and short-term loans in the aggregate amount of $9.2 million and the conversion of a convertible loan commitment secured from several investors in the aggregate amount of $1.9 million (net of related issuance expenses). NUR’s chairman and largest shareholder, Dan Purjes, provided approximately $1.3 million of the loan. Under the terms of the loan agreement, the loan is convertible at any time into ordinary shares of NUR at a conversion rate of $0.62 per share. In consideration for the loan undertaking, NUR agreed to pay a cash commitment fee and issue to the investors warrants to purchase ordinary shares of NUR equal to 15% of the loan at an exercise price of $0.52 per share exercisable over a five-year period. In the event of a draw down of the loan, NUR will issue to the investors additional warrants to purchase ordinary shares in the amount equal to 15% of the draw down amount, at an exercise price of $0.52 per share, and exercisable for a period of five years from the date of the draw down. On December 31, 2003, the investors elected to convert $2 million of the loan into ordinary shares of NUR at the conversion rate of $0.62 per ordinary share.

                NUR maintained long and short-term credit facilities in an aggregate amount of approximately $45.9 million at December 31, 2003. At December 31, 2002, NUR had approximately $37.9 million in long-term loans from banks and others. During 2003, NUR refunded approximately $1.23 million on its long-term loans. NUR’s long-term loans are linked to the U.S. dollar and the Euro bearing interest at a rate ranging between 3.63% and 4.5%. In July 2003 and February 2004, NUR signed an amendment to its long-term loan agreements with Bank Hapoalim and Bank Leumi providing for the rescheduling of the repayment dates of the remaining long-term loans. Under the rescheduling agreements, NUR undertook, among other things, to maintain four financial ratios. During 2003, NUR failed to meet a number of these financial ratios as a result of a decrease in NUR’s revenues. However, the banks agreed in writing not to act upon their contractual rights pursuant to the defaults mentioned above. We believe that the amendment of the financial ratios that took place on February 2004 will allow a better alignment between the financial ratios and NUR’s current business plan. However, there can be no assurance that NUR will be able to comply with the bank covenants. NUR’s failure to comply with the bank agreements could have a material adverse effect on our business and financial results. For more information see “ITEM 10.C: Material Contracts.”

                As of December 31, 2003, total current assets of NUR amounted to approximately $51.4 million, out of which $10.3 million was in cash and cash equivalents, compared with total current liabilities of approximately $32.5 million. The decrease in current assets is attributable primarily to the decrease in trade accounts receivable and inventories.

                As of December 31, 2002, total current assets of NUR amounted to approximately $70.3 million, out of which $10.5 million was in cash and cash equivalents, compared with total current liabilities of approximately $33.6 million.

                Net cash provided by financing activities in the year ended December 31, 2002 was approximately $5.8 million derived mainly from issuance of shares and warrants.

                Net cash provided by financing activities in the year ended December 31, 2001 was approximately $2.5 million derived mainly in an increase in NUR’s short-term bank credit.

                We have granted several security interests in our assets to various banks and leasing companies to secure bank credit lines and lease facilities.

Current and Future Capital Needs

                As a result of decreasing sales, NUR instituted a growth-renewal program in May 2002, which included a corporate reorganization plan, a workforce reduction of approximately 15% of our employees and salary cuts for most of the remaining employees. In addition, in November 2002, NUR implemented a plan to update our operations in the Asia Pacific region, which included the appointment of the Computer And Sign Technology Co. Ltd (CAST) as our exclusive distributor for the NUR Fresco product line in China. At the time we appointed CAST, we transferred our Asia Pacific headquarters to Hong Kong. This restructuring process resulted in the termination of approximately twenty employees, mainly in Shanghai. Total restructuring and other one-time expenses in 2002 amounted to $1.3 million. In addition, in 2002, NUR incurred one-time inventory write-off of approximately $1.0 million as a result of the transfer of our headquarters from Shanghai to Hong Kong. In year 2003 we ceased our operations in the Chinese market and the engagement of CAST as an exclusive distributor in China was terminated.

                NUR has incurred operating losses during the last three years. NUR will require additional funds to be raised through public or private financing of debt or equity if we seek to expand our operations or if we do not meet our expected revenues in future quarters. If such funds are not raised, we may be unable to increase expenditures for research and development, production, or marketing of our products, any one of which could have an adverse effect on NUR’s business. There can be no assurance that such additional financing will be available or that, if available, it will be obtained on terms favorable to NUR. We currently have no commitments for additional financing and are exploring the possibility of raising additional capital.

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

C.            Research and Development, Patents and Licenses

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

                There are three research and development facilities, a facility at our headquarters in Lod, Israel, a facility in Ashkelon, Israel, and a facility in Louvain-la-Neuve, Belgium. We are now near completion of the transfer of a substantial portion of the research and development activities from Belgium to Israel.

                Total research and development expenses, before royalty bearing grants, were approximately $10.9 million, $9.2 million and $7.2 million, in the years ended December 31, 2001, 2002 and 2003, respectively. Research and development expenditures are composed principally of salaries for employees, the hiring of subcontractors, depreciation of capital investment in infrastructure for software and electronic designs, and prototype material costs. See “ITEM 4: Information on NUR—Research and Development.”

D.            Trend Information

Printers sales

                Revenues from sales of the NUR Printers, which comprised 55% of NUR’s total revenues in 2003, declined by $7.3 million in 2003 compared to 2002. This decline was due to several factors, including a weakened macroeconomic environment, a slowdown in capital equipment investments by customers and heightened competition and pricing pressures. We have witnessed the expansion of the wide format market to new arenas, such as the UV curable flatbed printers. During 2003, for example, we provided technical previews of the NUR Tempo flatbed digital printer in prototype form.

                There can be no assurance that NUR will be able to increase its market share in the wide and super wide format market or increase its revenues from sales of its printers.

Consumables Sales

                During the past few years, NUR has focused on a recurring revenues strategy for consumables. The consumable business is composed of two families of products — specialized inks and specialized substrates. Revenues from consumables declined by 38% in 2003 compared to 2002, due to a continued increase in the competitiveness of the consumables market during 2003 and slow economic conditions worldwide. NUR is constantly working on development of new products intended to maintain a differentiation between our consumable products and those of our competitors. In July 2003 we announced our decision to exit the substrate business. As the digital wide format printers have become more widespread, substrates have become a low margin commodity that is no longer profitable for NUR to resell. We believe terminating this business will allow us to more strongly focus on our proprietary specialty inks.

                There can be no assurance that NUR will succeed in maintaining its market share in the consumables market or increase its revenues from sales of its consumables.

Gross Margins

                The decline in gross margins in 2003 on a GAAP basis was mainly due to write-off of inventory of $13.2 million, which related to the reorganization plan of NUR, including, the consolidation and relocation of operations in North America from San Antonio, Texas to New Jersey, our decision to exit the substrate business and our decision to exit the Chinese market. There is an increase in gross margins in 2003 on a non-GAAP basis, which is attributed to improvement in performance. NUR’s management believes that the non-GAAP measure reflects better the results of operation of NUR for 2003, since the GAAP results also include the completion of NUR’s transition and transformation period, involving among others, the transfer of our U.S. headquarters from San Antonio, Texas to the New Jersey, the relocation and integration of the U.S. based ink and machine production to Israel, the replacement of six of the top seven senior management positions around the world, and the carrying out of major cost cutting and rationalization programs.

Industry

                With the cost of digital printing expected to decrease and the ability of digital technology expected to produce shorter runs more economically, we believe that the use of wide format and super wide format printing, such as that produced by the NUR Printers, should grow over time, and that the portion of the market serviced by digital printing should continue to increase. The ability to produce wide format and super wide format images digitally has also opened new media opportunities for advertisers, such as mural printing, carpet printing, new forms of fleet graphics printing. The growth in demand for wide format digital printers is fueled both by the replacement of conventional print methods and the development of new printing applications.

                Although we expect the above trends to continue worldwide, the digital printing penetration rate to new markets may differ geographically.

Restructuring Plan

                During 2003, NUR implemented additional restructuring initiative. NUR implemented a corporate plan in order to create a more centralized, functional and cost-effective organizational structure. In September 2003, NUR completed its consolidation process of the machinery manufacturing facilities in San Antonio, Texas and Rosh Ha’Ayin, Israel. NUR now manufactures all its printers in a single plant located in Rosh Ha’Ayin Israel. We have also relocated our North American headquarters from San Antonio, Texas to New Jersey in the third quarter of 2003. The Ink manufacturing facilities, also previously located in San Antonio, Texas were relocated to a new manufacturing plant in Ashkelon, Israel. We now produce all of our solvent-based inks in a single manufacturing facility in Ashkelon, Israel. We are now near completion of the transfer of a substantial portion of the research and development activities from Belgium to Israel. The restructuring plan resulted in extraordinary charges of $2 million for the year ended December 31, 2003.

E.             Off-balance Sheet Arrangements

                We are not a party to any material off-balance sheet arrangements. In addition we have no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations.

F.             Contractual obligations

	Payments due by period (in thousands of U.S. dollars)

Contractual Obligations	Total	2004	2005 – 2007	2008 and over
Long-Term Rent Obligations(1)	3,507	1,488	2,015	4
Capital (Finance) Lease obligations(2)	717	71	191	455
Operating Lease Obligations	1,350	563	741	46
Accrued severance pay(3)	945	0	0	945
Long term loans	30,843	862	29,981	0

Total	37,362	2,984	32,928	1,450

______________________

(1)	We operate from leased premises in Lod, Rosh Ha’Ayin and Ashkelon in Israel. We also lease premises for our subsidiaries’ activities in the United States, Hong Kong and Japan.

(2)	NUR Europe conducts its activities in Belgium from premises leased by it. Upon completion of payments, NUR Europe will own the premises.

(3)	The accrued severance pay is considered to be a contractual obligation of NUR for more than 5 years, as we do not anticipate at present the dismissal of our employees.

ITEM 6: Directors, Senior Management and Employees

A.            Directors and Senior Management

                The executive officers and directors of NUR are as follows

Name	Age	Position with NUR
Dan Purjes (1)(2)	53	Chairman of the Board of Directors
Robert F. Hussey (1)(3)	54	Director
Oded Akselrod (2)(4)	57	Director
Ilan Ben Gigi (5)	41	Director
Lauri Hanover (1)(3)(6)	44	Director
Koby Shtaierman (3)(6)	49	Director
David Amir	46	President and Chief Executive Officer
David Seligman	45	Chief Financial Officer

(1)	Member of NUR’s Stock Option and Compensation Committee.

(2)	Member of the NUR’s Non-Employee Director Share Option Plan Committee.

(3)	Member of NUR’s Audit Committee.

(4)	Elected to serve on the Board of Directors pursuant to a voting arrangement between Dan Purjes and the Investment Corp. of United Mizrahi Bank Ltd.

(5)	Elected to serve on the Board of Directors pursuant to a voting arrangement between Dan Purjes and Isal Amlat Investments (1993) Ltd.

(6)	External Director.

The senior managers of NUR are as follows:

Name	Age	Position with NUR
Eliahu Shalev	53	Vice President of Research and Development
Nachum Korman	42	President, NUR America, Inc.
Marco Baio	41	Managing Director, NUR Europe S.A.
Amir Kleinstern	43	Managing Director, NUR Asia Pacific Ltd.
Roni Zomber	48	Vice President of Operations

                The address of each of our executive officers, senior managers and directors is c/o NUR Macroprinters Ltd., 12 Abba Hillel Silver Street, P.O. Box 1281, Lod 71111, Israel.

                Dan Purjes has served as the Chairman of the Board of NUR since April 1997. Mr. Purjes is the Chairman and Chief Executive Officer of Rockwood Group LLC, a merchant and investment banking firm headquartered in New York City. He is also Chairman and a Managing Member of Duncan Capital Group, LLC, an asset management firm managing several investment funds which also is active in merchant and investment banking. Previously, Mr. Purjes was the Chairman and Chief Executive Officer of Josephthal Group, Inc., the parent company of Josephthal & Co. Inc. (“Josephthal”), an investment banking and brokerage firm that was acquired in 2001 by the predecessor to Oppenheimer and Company. Mr. Purjes was also the Chairman and Chief Executive Officer of FAS Holdings, Inc., the parent company of First Allied Securities, Inc., a retail brokerage firm with over 200 branch offices in the U.S., which was acquired in July 2002 by Wells Fargo & Company. Prior to joining Josephthal in 1985, Mr. Purjes was a Vice President with a number of securities firms, including Bear Stearns & Co. and L.F. Rothschild Unterberg Towbin, in their corporate finance and brokerage sales divisions. He began his Wall Street career at Morgan Stanley & Co. in 1978 as a director of their computer systems department. Prior to that, Mr. Purjes was a manager at Citibank and at Philip Morris International in their computer systems areas. Mr. Purjes earned B.S. and M.S. degrees in Computer Science from the City College of New York School of Engineering.

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

                Oded Akselrod has served as a Director of NUR since February 2002. Mr. Akselrod is the General Manager of the Investment Corp. of United Mizrahi Bank Ltd., a wholly owned subsidiary of United Mizrahi Bank Ltd. Prior to joining the Investment Corp. of United Mizrahi Bank, from 1994 to 1997, Mr. Akselrod held the position of General Manager of Apex-Leumi Partners Ltd. as well as Investment Advisor of Israel Growth Fund. Prior thereto, from 1991 to 1994, Mr. Akselrod served as General Manager of Leumi & Co. Investment Bankers Ltd. Mr. Akselrod began his career in various managerial positions in the Bank Leumi Group including member of the management team of Bank Leumi, Deputy Head of the International Division, head of the Commercial Lending Department of the Banking Division, member of all credit committees at the Bank, assistant to Bank Leumi’s CEO and Head of International Lending Division of Bank Leumi Trust Company of New York. Mr. Akselrod holds a Bachelor’s degree in Agriculture Economics from Hebrew University, Jerusalem and an M.B.A. degree from Tel Aviv University. Mr. Akselrod is also a director of Moffet Technology Fund Israel Ltd., Marthon Venture Capital Fund Ltd. both publicly held companies.

                Ilan Ben Gigi  has served as a Director of NUR since March 2003. Mr. Ben Gigi is Chief Executive Officer of MVT Multi Vision Technologies Ltd. Prior to joining MVT, from 2000 to 2002, Mr. Ben Gigi served as Vice President of Business Development and Chief Executive Officer of Ormat Industries, Ltd. and Ormat Power Inc., respectively. Prior thereto, from 1997 to 2000, Mr. Ben Gigi served as Chief Executive Officer of Karaganda Power Ltd. in Kazakhstan. Mr. Ben Gigi holds a B.A. in Economics and a B.Sc with honors of Mechanical Engineering, both from Tel Aviv University, and an EMBA from the Senior Management Program (SMP) of the Technion Institute of Management.

                Lauri Hanover has served as an External Director of NUR since November 2003. Ms. Hanover is the Corporate Vice President and Chief Financial Officer of NICE Systems Ltd. She previously served as Executive Vice President and Chief Financial Officer of Sapiens International Corporation N.V., from 1997 to 2000. From 1984 to 1997, Ms. Hanover served in a variety of financial management positions, including Corporate Controller at Scitex Corporation Ltd. and from 1981 to 1984 as Financial Analyst at Philip Morris Inc. (Altria). Ms. Hanover holds a Bachelor’s degree in finance from the Wharton School of Business and a Bachelor-of-Arts degree from the College of Arts and Sciences, both of the University of Pennsylvania. Ms. Hanover also holds a Master’s degree in business administration from New York University. Ms. Hanover has served on the Board of Directors of Nova Measuring Instruments Ltd. since 2000. Ms. Hanover qualifies as an External Director according to the Companies Law, 1999.

                Koby Shtaierman has served as an External Director of NUR since November 2003. Mr. Shtaierman currently serves as Vice President Marketing and Sales of Advanced Vision Technology Ltd. From 1996 to 1998, Mr. Shtaierman served as Vice President of Corporate Marketing for Tecnomatix Technologies Ltd. From 1985-1995, Mr. Shtaierman served as Marketing Director of the Input System Division of Scitex Corporation. Prior thereto Mr. Shtaierman held various positions at Israel Aircraft Industries. Mr. Shtaierman holds a B.Sc. and M.Sc. degrees in Electronics and Computer Engineering from the Technion, Haifa. Mr. Shtaierman qualifies as an External Director according to the Companies Law, 1999.

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

                David Seligman  has served as Chief Financial Officer of NUR since October 2003. Mr. Seligman has also served as a Director of NUR Europe, NUR Media Solutions, NUR America, NUR Asia Pacific, NUR Japan and Encre Consumables B.V. since October 2003. Prior to joining NUR, Mr. Seligman served as Chief Financial Officer for RADVISION Ltd. (Nasdaq: RVSN). Previously, he was Chief Financial Officer for LanOptics Ltd. (Nasdaq: LNOP), a senior financial analyst for Fidelity Investment Systems in Boston, Massachusetts, and served as a controller and financial analyst for several hi-tech companies. Mr. Seligman holds a B.A. degree in political science and geography, and a M.B.A. degree in accounting and finance, both from Tel Aviv University.

                Eliahu Shalev has served as Vice President of Research and Development since March 2001, as well as Chief Operating Officer since November 2001 and until December 2003. Prior to joining NUR, from April 2000 to February 2001, Mr. Shalev served as corporate Vice President of CreoScitex, heading the Output Division in Herzelia and Vancouver. From May 1981 to March 2000, Mr. Shalev served in various research and development management positions with Scitex Corporation Ltd. Mr. Shalev holds a B.Sc. in Electrical Engineering from Ben Gurion University in Israel and an MSC in Electrical Engineering from Technion Haifa. He also holds an M.B.A. degree from Tel Aviv University.

                Nachum Korman has served as President of NUR America, Inc. since June 2003. Mr. Korman joined NUR in 1999 heading up its NUR Middle East & Africa division, and became Vice President of NUR Europe S.A. in July 2000. Mr. Korman was President of NUR Europe from January 2001 and until June 2003. Prior to joining NUR Mr. Korman served as Operations Director and Sales Director for the Middle East and Africa at Scitex Corporation. Previously, Mr. Korman held a Sales Logistics Management role at Scitex Europe S.A. following his earlier career at Elbit and Optrotec Belgium.

                Marco Baio has served as Managing Director of NUR Europe since July 2003. Prior to this Mr. Baio served as president of Objet Geometries Europe, a company specializing in the development and marketing of rapid prototyping systems. Previously, Mr. Baio spent 9 years at Scitex Corporation where he served, at different periods, as managing director of Scitex Italy and Scitex Germany.

                Amir Kleinstern has served as Managing Director of NUR Asia Pacific since July 2003. Previously, Mr. Kleinstern had provided consulting services to NUR. Prior to this, Mr. Kleinstern held the position of Vice President of Research and Development at Paspartoo Ltd., a company specializing in “virtual-to-print” technology. Previously, Mr. Kleinstern spent 12 years with Scitex Corporation, both in Israel and in the U.S., in a variety of management, marketing and technical positions. Mr. Kleinstern holds a B.Sc. and a M.Sc. in Mathematics and Computer Sciences from the Ben Gurion University.

                Roni Zomber has served as Vice President of Operations since December 2003. Prior to this Mr. Zomber served as a VP of Operations and a member of the management of M-Systems Flash Disk Pioneers Ltd. (Nasdaq: FLSH). Previously, Mr. Zomber spent 8 years as an Executive VP and a member of the management of Nice Systems Ltd. (Nasdaq: NICE) and prior to this Mr. Zomber spent 9 years at Scitex as a planning and control manager. Mr. Zomber holds a practical engineer diploma and a B.A. in Business administration from New England College, Henniker, New Hampshire.

B.            Compensation of Officers and Directors

                In the year ended December 31, 2003, the aggregate compensation paid to the executive officers and directors of NUR (a total of 10 persons, including 2 directors who left the Board during 2003) amounted to approximately $0.198 million. This amount includes the amount of compensation paid and benefits in kind granted to these persons by NUR and our subsidiaries.

                The executive officers of NUR received part of the compensation set forth above under NUR’s Management by Objectives (MBO) Compensation Plan. The MBO sets annual individual goals to be achieved by the executive officers throughout the year. The percentage of individual achievement determines the percent of the MBO bonus paid to each executive officer. The MBO plan for the benefit of NUR’s Chief Executive Officer is administered by the Stock Option and Compensation Committee. The MBO plan for the benefit of the other executive and senior officers is administered by the Chief Executive Officer. A portion of the bonus amounts are paid in cash in the year for which they are awarded and the balance is paid in cash in the year following the financial year for which they are awarded.

                In addition, a total of 647,501 options were granted in 2003 to executive officers and directors to purchase ordinary shares. The 647,501 options granted had a weighted average exercise price of $0.67 and have expiration dates in 2013.

                Pursuant to an employment agreement, Erez Shachar, in his capacity as President and Chief Executive Officer of NUR, earned a salary of $58,000  during the first three months of 2003. Erez Shachar resigned his position as President and Chief Executive Officer of NUR on April 1, 2003, and is working with NUR as a consultant until March 31, 2004.

                We pay our non-employee Directors remuneration for their services as directors. This remuneration includes an annual payment of $8,000 and additional payments of approximately $500 per meeting and $250 per committee meeting. The Chairman of the Board and Chairman of any committee are also entitled to receive an additional annual fee of $5,000. Each non-employee Director (other than Dan Purjes) also receives an annual grant of options to purchase 10,000 ordinary shares under the conditions set forth in NUR’s 1998 Non-Employee Director Share Option Plan. The Directors do not receive any additional remuneration upon termination of their services as directors.

                NUR’s shareholders approved at the Annual Shareholders meeting held on February 12, 2002 a Terms of Service Agreement with Dan Purjes effective as of January 1, 2002. In his capacity as Chairman of the Board, Dan Purjes receives an annual fee of $125,000 to be due and paid in ordinary shares to Rockwood Group LLC, a company wholly owned by Dan Purjes. The fee shall be paid quarterly, at the end of each quarter, by way of issuing ordinary shares valued at $31,250. Such annual fee shall be in lieu of any and all payments, which are due to Dan Purjes in his capacity as a director, Chairman of the Board, and a member of any committees of the Board, including the right to receive options to purchase ordinary shares in accordance with NUR’s 1998 Share Option Plan for Non-Employee Directors.

Outstanding Options and Warrants

                As of December 31, 2003, NUR had outstanding options under NUR’s stock option plans to purchase a total of 2,661,710 of its ordinary shares. Of such options, 54,500 have been issued under the 1995 Israel Stock Plan, 771,466 have been issued under the 1997 Stock Option Plan, 107,501 have been issued under the 1998 Non-Employee Director Share Option Plan and 1,728,243 have been issued under the 2000 Stock Option Plan (as amended). The options granted under the 1995 Plan, the 1997 and the 2000 Plan are subject to various vesting requirements and have been issued at exercise prices ranging from $0.37 to $7.50per share with various expiration dates. The options granted under the 1998 Plan are not subject to vesting requirements and have an exercise price ranging from $0.37 to $13.50 per share, with various expiration dates. See Note 15 to NUR’s consolidated financial statements included as a part of this annual report on Form 20-F for more details.

                On May 17, 2002, NUR filed a tender offer with the Securities and Exchange Commission pursuant to which option holders had the right to cancel and exchange certain options granted to them under NUR’s 2000 Stock Option Plan, 1997 Stock Option Plan and 1995 Israel Stock Option Plan. Pursuant to the terms and conditions of the tender offer, the new options were to be granted six months and one day from the date the old options were canceled, at an exercise price equal to the market price on the date of the new grant. In order to receive the new options, option holders were required to have a service relationship with NUR or any of its subsidiaries until the new grant date. 2,027,166 ordinary shares, representing 93% of the outstanding options under NUR’s 2000 Stock Option Plan, 1997 Stock Option Plan and 1995 Israel Stock Option Plan, were available for exchange under the tender offer. The tender offer expired on June 15, 2002 and resulted in the cancellation of 1,245,316 options with varying exercise prices.

                As of March 25, 2004, NUR had outstanding warrants exercisable into a total of 3,127,833 ordinary shares. Of such warrants, (i) 50,000 were issued to Josephthal & Co., Inc. as placement agent in connection with NUR’s private placement between September and December 1997 and subsequently transferred by Josephthal to David Fuchs, (ii) 37,411 were issued to Investec Clali Trust Company Ltd. as placement agent in connection with NUR’s private placement in September 2000, (iii) 612,500 were issued to the Investment Corp. of United Mizrahi bank Ltd. as part of the private placement in January 2002, (iv) 70,000 were issued to Bank Hapoalim as part of the rescheduling of NUR’s long-term debts, (v) 50,000 were issued to Bank Leumi as part of the rescheduling of NUR’s long-term debts (vi) 140,000 were issued to Bank Hapoalim as part of the amendments of the covenants governing the rescheduling of NUR’s long-term debts, (vii) 100,000 were issued to Bank Leumi as part of the amendments of the covenants governing the rescheduling of NUR’s long-term debts, (viii) 11,000 were issued to Poalim Capital Markets as part of the settlement of the litigation discussed in ITEM 4: “Legal Proceedings”, (ix) 505,000 were issued to Bank Hapoalim as part of the amendments of the covenants governing NUR’s debts, (x) 350,000 were issued to Bank Leumi as part of the amendments of the covenants governing NUR’s debts, (xi) 27,000 were issued to Bank Discount as part of the agreement regarding NUR’s debt, (xii) 98,000 were granted to Bank Discount as part of the agreement regarding the covenants governing NUR’s debt, (xiii) 1,009,614 were granted to the investors participating in NUR’s convertible loan of $3.50 million in October 2003, and (xiv) 67,308 were granted to Rockwood Inc. in its capacity as placement agent in connection with NUR’s convertible loan in October 2003. The Fuchs warrants are exercisable at $1.00. NUR extended the exercise period for the Fuchs warrants to December 2005 in consideration for certain services provided by Fuchs. The Investec Clali warrants are exercisable at $13.365 no later than September 2005. The Mizrahi warrants are exercisable at $4.50 no later than January 2006. The Bank Hapoalim and Bank Leumi warrants are exercisable at $5.00 no later than February 2006. The additional Bank Hapoalim and Bank Leumi warrants are exercisable at $0.34 no later than March 2007. The Poalim Capital Markets warrants are exercisable at $0.784 no later than November 2006, the first Bank Discount warrant is exercisable at $0.72 no later than June 2007, The second Bank Discount warrant and the third Bank Hapoalim and Bank Leumi warrants are exercisable at $0.62 no later than August 2007 and the convertible loan investment warrants and the convertible loan placement agent warrants are exercisable at $0.52 no later than October 2008.

                Of the options and warrants described above, directors and executive officers of NUR hold options and warrants to purchase an aggregate of 1,073,655 ordinary shares issuable pursuant to exercise of such securities.

1995 Israel Stock Option Plan

                In 1995, NUR adopted the 1995 Israel Stock Option Plan, which provides for grants of stock options to employees and consultants of NUR. Options to purchase an aggregate of 500,000 ordinary shares were originally available for grant under the 1995 Israel Stock Option Plan, as amended, including service options for future services, options for performance, and options to consultants for service or performance.

                NUR’s shareholders approved at the Annual Shareholders meeting held on November 18, 2003 the Board’s resolution to terminate the 1995 Plan and to increase the number of ordinary shares authorized for issuance under NUR’s 2000 Plan (as amended) in the aggregate amount that was outstanding for grant under the 1995 Plan as of July 15, 2003, thereby increasing the number of ordinary shares authorized for issuance under NUR’s 2000 Stock Option Plan by 33,261.

1997 Stock Option Plan

                In 1997, NUR adopted the 1997 Stock Option Plan, which provides for grants of stock options to employees, directors of NUR and consultants to NUR. Options to purchase an aggregate of 2,200,000 ordinary shares were originally available for grant under the 1997 Stock Option Plan, as amended.

                NUR’s shareholders approved, at the Annual Shareholders meeting held on November 18, 2003, the Board’s resolution to terminate the 1997 Plan and to increase the number of ordinary shares authorized for issuance under NUR’s 2000 Plan in the aggregate amount that was outstanding for grant under the 1997 Plan as of July 15, 2003, thereby increasing the number of ordinary shares authorized for issuance under NUR’s 2000 Stock Option Plan by 464,329.

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

                Under the 1998 Non-Employee Director Share Option Plan, each non-employee director that served on the 1998 “Grant Date,” as defined below, automatically received an option to purchase 10,000 ordinary shares on such Grant Date and will receive an option to purchase an additional 10,000 ordinary shares on each subsequent Grant Date thereafter, provided that he or she is a non-employee director on the Grant Date and has served as such for the entire period since the last Grant Date. The “Grant Date” means, with respect to 1998, October 26, 1998, and with respect to each subsequent year, August 1. Directors first elected or appointed after the 1998 Grant Date, will automatically receive on such director’s first day as a director an option to purchase up to 10,000 ordinary shares prorated based on the number of full months of service between the prior Grant Date and the next Grant Date. Each such non-employee director would also automatically receive, as of each subsequent Grant Date, an option to purchase 10,000 ordinary shares provided he or she is a non-employee director on the Grant Date and has served for the entire period since the last Grant Date.

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

2000 Stock Option Plan

                In 2000, NUR adopted the 2000 Stock Option Plan to provide for grants of service and non-employee options to purchase ordinary shares to officers, employees, directors and consultants of NUR. The 2000 Stock Option Plan provides that it may be administered by the Board, or by a committee appointed by the Board, and is currently administered by the Stock Option and Compensation Committee subject to the Board approval.

                NUR’s shareholders approved, at the Annual Shareholders meeting held on November 18, 2003, the termination of the 1995 Plan and the 1997 Plan and the increase of the number of ordinary shares authorized for issuance under the 2000 Stock Option Plan (as amended) in the aggregate amount that was outstanding for grant under the 1995 Plan and the 1997 Plan as of July 15, 2003, thereby increasing the number of ordinary shares authorized for issuance under the 2000 Stock Option Plan (as amended) by 497,590, from 2,000,000 to 2,497,590. The 2000 Stock Option Plan will expire on August 31, 2008, unless previously terminated or extended by the Board.

                The Board has broad discretion to determine the persons entitled to receive options under the 2000 Stock Option Plan (as amended), the terms and conditions on which options are granted, and the number of ordinary shares subject thereto. The exercise price of the option shares under the 2000 Stock Option Plan is determined by the Board, provided, however, that the exercise price of any option granted shall not be less than eighty percent (80%) of the stock value at the date of grant of such options. The stock value at any time is equal to the then current fair market value of NUR’s ordinary shares. For purposes of the 2000 Stock Option Plan (as amended), the fair market value means, as of any date, the last reported sale price, on such date, of the ordinary shares on such principal securities exchange of the most recent prior date on which a sale of the ordinary shares took place.

                The Board determines the term of each option granted under the 2000 Stock Option Plan (as amended); provided, however, that the term of an option shall not be for more than ten (10) years. Upon termination of employment, all unvested options lapse. The Board determines the vesting period of each option grant under the 2000 Stock Option Plan (as amended).

                The options granted are subject to restrictions on transfer, sale or hypothecation. Options and ordinary shares issuable upon the exercise of options granted to Israeli employees of NUR are held in a trust until the payment of all taxes due with respect to the grant and exercise (if any) of such options.

Indemnification of Executive Officers and Directors

                At the Annual Shareholders meeting held on February 12, 2002, NUR’s shareholders authorized it to enter into indemnification agreements with each of its current and future Directors. The shareholders of NUR further authorized certain amendments to the indemnification agreements at the Annual Shareholders meeting held on November 18, 2003. According to the terms of the indemnification agreements (as amended), NUR shall, subject to the provisions of the indemnification agreement, indemnify each director for the following:

                (a)           monetary liabilities imposed on the director for the benefit of another person pursuant to a final judgment by a competent court relating to acts performed by the director in his/her capacity as a director or officer of NUR or its subsidiaries; and

                (b)           reasonable litigation expenses.

                The indemnification undertaking shall be limited to certain categories of events and to the maximum amount equal to fifty percent (50%) of the net equity of NUR or to one time annual revenue of NUR in the year prior to the date of the claim (the higher amount of the two) with regard to judgment liability, and $3.0 million with regard to litigation expenses. In addition, a policy of directors’ and officers’ liability insurance is maintained by us that insures our directors and officers and those of our subsidiaries against liability incurred by, arising from or against them for certain of their acts, errors or omissions.

C.            Board Practices

Terms of Directors

                The Board currently consists of six members, including two external directors. Unless otherwise prescribed by resolution, the Board shall consist of not less than four (4) nor more than twelve (12) directors. The members of the Board are elected annually at NUR’s Annual Shareholders’ meeting and remain in office until the next annual shareholders’ meeting, unless the director has previously resigned, vacated his office, or was removed in accordance with NUR’s Amended and Restated Articles of Association. The previous Annual Meeting was held on November 18, 2003. In addition, the Board may elect additional members to the Board. The members of the Board do not receive any additional remuneration upon termination of their services as directors.

                Pursuant to the Israeli Companies Law, 1999, the two external directors of the Board serve for a period of three (3) years unless their office is vacated earlier in accordance with NUR’s then current Amended and Restated Articles of Association and the Israeli Companies Law, 1999.

Alternate Directors

                The Amended and Restated Articles of Association provide that, subject to the Board’s approval, a director may appoint an individual, by written notice to NUR, to serve as an alternate director. The following persons may not be appointed nor serve as an alternate director: (i) a person not qualified to be appointed as a director, (ii) an actual director, or (iii) another alternate director. Any alternate director shall have all of the rights and obligations of the director appointing him or her, except the power to appoint an alternate (unless the instrument appointing him or her expressly provides otherwise). The alternate director may not act at any meeting at which the director appointing him or her is present. Unless the appointing director limits the time period or scope of any such appointment, such appointment is effective for all purposes and for an indefinite time, but will expire upon the expiration of the appointing director’s term. There are currently no alternate directors.

Committees of the Board of Directors

Approval of Certain Transactions Under the Israeli Companies Law; Audit Committee

                The Israeli Companies Law, 1999 requires disclosure by an “Office Holder” (as defined below) to NUR in the event that an Office Holder has a direct or indirect personal interest in a transaction to which NUR intends to be a party, and codifies the duty of care and fiduciary duties which an Office Holder has to NUR. An “Office Holder” is defined under the Israeli Companies Law as a director, general manager, chief business manager, vice general manager, other manager directly subordinate to the general manager and any other person assuming the responsibilities of any of the foregoing positions without regard to such person’s title.

                The Israeli Companies Law, 1999 requires that certain transactions, actions and arrangements must be approved by the Audit Committee, by the Board and, in certain circumstances, by the shareholders of NUR. NUR is also required to maintain the Audit Committee as a result of the inclusion for quotation of the ordinary shares on the Nasdaq SmallCap Market. The Audit Committee must be composed of members of the Board who are not employees of NUR and the external directors. In addition, the majority of members of the Audit Committee may not be holders, directly or indirectly, through family members, of more than five percent of the ordinary shares.

                NUR’s Audit Committee currently consists of Lauri Hanover, Koby Shtaierman and Robert F. Hussey. Approval by the Audit Committee and the Board is required for (i) proposed transactions to which NUR intends to be a party in which an Office Holder has a direct or indirect personal interest, (ii) actions or arrangements which may otherwise be deemed to constitute a breach of fiduciary duty or of the duty of care of an Office Holder to NUR, (iii) arrangements with directors as to the terms of office or compensation,  (iv) indemnification of Office Holders, and (v) compensation and scope of work of the Independent Auditor. Arrangements with directors as to the terms of their service or compensation also require shareholder approval. All arrangements as to compensation of Office Holders who are not directors require approval of the Board. In certain circumstances, the matters referred to in (i), (ii), and (iv) may also require shareholder approval.

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

                The requirements of The Nasdaq Stock Market, Inc. provide that the Audit Committee reports, among other things, that it has reviewed and discussed the consolidated financial statements for the year ended December 31, 2003 with the management of NUR.

                The Audit Committee has discussed with the independent auditor the matters covered by Statement on Auditing Standards No. 61, as well as the independence of the independent auditor, and was satisfied as to the independent auditor’s compliance with said standards.

Stock Option and Compensation Committee

                In March 1998, NUR established a Stock Option and Compensation Committee to administer NUR’s stock option plans, other than the 1998 Non-Employee Director Share Option Plan. The Stock Option and Compensation Committee is charged with administering and overseeing the allocation and distribution of stock options under the approved stock option plans of NUR and approval of the NUR’s executive officers’ annual compensation. The Companies Law, 1999 provides that the Board is not entitled to delegate to Board committees its power, among other things, to allocate shares or securities convertible into shares of NUR. Accordingly, all recommendations of the Stock Option and Compensation Committee are subject to the Board approval. The Stock Option and Compensation Committee is presently composed of three members: Dan Purjes, Lauri Hanover and Robert F. Hussey.

Non-Employee Director Share Option Plan Committee

                In February 1999, NUR established a committee to administer the NUR’s 1998 Non-Employee Director Share Option Plan (the “NEDSOP Committee”). The NEDSOP Committee is charged with administering and overseeing the allocation and distribution of stock options under the 1998 Non-Employee Director Share Option Plan. The Israeli Companies Law, 1999 provides that the Board is not entitled to delegate to Board committees its power, among other things, to allocate shares or securities convertible into shares of NUR. Accordingly, the NEDSOP Committee recommendations are subject to the Board’s approval. The NEDSOP Committee is presently composed of two members: Dan Purjes and Oded Akselrod.

D.            Employees

                As of December 31, 2003, we had 322 employees and independent contractors compared to 355 employees and independent contractors as of December 31, 2002 and 404 as of December 31, 2001. The 9% decrease was primarily due to the restructuring and consolidation of NUR’s operations during 2003. Out of NUR’s 322 employees and independent contractors, as of December 31, 2003, 47 were in sales and marketing, 50 were in research and development, 170 were in customer support, operations and production, and 55 were in management finance and administration. As of December 31, 2003, we had 190 employees located in Israel, 57 employees located in Belgium, 36 employees located in the U.S., 8 employees located in Central and Latin America and 31 employees located in Asia Pacific. We believe our relations with employees are satisfactory.

E.             Share Ownership

                The following table sets forth certain information regarding the beneficial ownership of NUR’s ordinary shares as of December 31, 2003 of (i) each director of NUR and (ii) each executive officer of NUR. All of the information with respect to beneficial ownership of the ordinary shares is given to the best of NUR’s knowledge and has been furnished in part by the respective directors and executive officers.

Name of Beneficial Owner	Number of Shares Beneficially Held(1)	Percent of Class

Dan Purjes(2)	5,424,268	31.15%
Ilan Ben Gigi	*	*
Robert F. Hussey	*	*
Lauri A. Hanover	*	*
Koby Shtaierman	*	*
Oded Akselrod (3)	-	-
David Amir	*	*
David Seligman	*	*
____________________________

* Less than one percent of the outstanding ordinary shares.

(1)	As used in this table, “beneficial ownership” means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security. For purposes of this table, a person is deemed to be the beneficial owner of securities that can be acquired within 60 days from December 31, 2003 through the exercise of any option or warrant. Ordinary shares subject to options or warrants that are currently exercisable or exercisable within 60 days are deemed outstanding for computing the ownership percentage of the person holding such options or warrants, but are not deemed outstanding for computing the ownership percentage of any other person. The amounts and percentages are based upon 17,414,281 ordinary shares outstanding as of December 31, 2003.

(2)	Not including 403,226 ordinary shares of NUR that Dan and Edna Purjes elected on December 31, 2003 to convert into ordinary shares of NUR at the conversion rate of $0.62 per ordinary share convertible under the loan that was extended to NUR on July 2003. The total number of ordinary shares that were converted on December 31, 2003 in connection with the convertible loan is 1,020,614. During January 2004 NUR issued the share certificates in connection with the conversion of the convertible loan.

(3)	Oded Akselrod does not hold any ordinary shares or options to purchase ordinary shares of NUR.

                The directors and officers of NUR hold, in the aggregate, options and warrants exercisable into 1,116,924 ordinary shares. Under the 1998 Share Option Plan for Non-Employee Directors (the “1998 Plan”), each of Messrs. Robert Hussey, Dan Purjes, who are Directors of NUR, were granted on October 26, 1998, August 1, 1999, August 1, 2000 and August 1, 2001, respectively, options to purchase 10,000 ordinary shares of NUR. On August 1, 2002 and on August 1, 2003 Robert Hussey was granted options to purchase 10,000 ordinary shares, respectively. Ilan Ben Gigi, a Director of NUR as of March 11, 2003, was granted 4,167 options on March 11, 2003. Lauri Hanover and Kobi Shtaierman, both External Directors of NUR as of November 18, 2003 were each granted 6,667 options on November 18, 2003. The exercise price for the underlying shares of such options is the “Fair Market Value” (as defined in the 1998 Plan) of the ordinary shares of NUR at the date of grant.

ITEM 7: Major Shareholders and Related Party Transactions

Major Shareholders

                The following table sets forth information regarding the beneficial ownership of NUR’s ordinary shares as of December 31, 2003, by each person known by NUR to be the beneficial owner of more than 5% of our outstanding ordinary shares. Each of our shareholders has identical voting rights with respect to its shares. All of the information with respect to beneficial ownership of the ordinary shares is given to the best of NUR’s knowledge and has been furnished in part by the beneficial owner.

	Ordinary Shares Beneficially Owned	Percentage of Ordinary Shares Beneficially Owned (1)

Dan Purjes(2)	5,424,268	31.15%
Investment Corp. of United Mizrahi Bank Ltd.	2,333,333	13.39%
___________________________
(1)	Based on a total of 17,414,281 ordinary shares outstanding as of December 31, 2003.
(2)	Not including 403,226 ordinary shares of NUR that Dan and Edna Purjes elected on December 31, 2003 to convert into ordinary shares of NUR at the conversion rate of $0.62 per ordinary share convertible under the loan that was extended to NUR on July 2003. The total number of ordinary shares that were converted on December 31, 2003 in connection with the convertible loan is 1,020,614. During January 2004 NUR issued the share certificates in connection with the conversion of the convertible loan.

                As of December 31, 2003, there were 70 record holders of ordinary shares, of which 39 represented United States record holders holding approximately 83.49% of the outstanding ordinary shares of NUR.

Related Party Transactions

                In October 2000, NUR loaned Hilel E. Kremer, NUR’s former Chief Financial Officer, NIS 85,744 (approximately $17,350). The loan agreement provides for a three-year term loan linked to the consumer price index at an interest of 4% per annum. As part of Hilel Kremer’s severance agreement, NUR agreed to forgive the loan including all accrued linkage and interest.

                For various services rendered to NUR Europe S.A. and NUR Media Solutions S.A. by Sorly Ltd., a company wholly owned by Erez Shachar, our former President and Chief Executive Officer, NUR Europe S.A. and NUR Media Solutions S.A. each paid Sorly Ltd. the annual sum of $30,201.50 during 2002.

                At the Annual Meeting of Shareholders held on February 12, 2002, NUR’s shareholders approved a Terms of Service Agreement with Dan Purjes effective as of January 1, 2002. In his capacity as Chairman of the Board, Dan Purjes will receive an annual fee of $125,000 to be due and paid in ordinary shares of NUR to Rockwood Group LLC, a company wholly owned by Dan Purjes. Until decided otherwise by NUR’s Audit Committee, the fee shall be paid quarterly, at the end of each quarter, by way of issuing ordinary shares valued at $31,250. Such annual fee shall be in lieu of any and all payments which are due to Dan Purjes in his capacity as a member of the Board, Chairman of the Board, and a member of any committees of the Board, including the right to receive options to purchase ordinary shares in accordance with NUR’s 1998 Share Option Plan for Non-Employee Directors.

                On September 17, 2003, NUR’s Audit Committee and Board of Directors approved the participation of David Amir, our President and Chief Executive Officer, as an investor in the a convertible loan undertaking. David Amir provided $50,000 of the $3.50 million convertible loan undertaking, under the same terms and conditions as all other investors.

                In October 2003, NUR entered into an engagement agreement with the law offices of Omer, Zohari & Co., a law firm owned by Moshe Zohari, Avi Omer and certain other partners. Avi Omer is the brother of David Amir, our President and Chief Executive Officer. Under the engagement agreement, Omer, Zohari & Co. represents us in litigations against third parties and provides us with legal services as needed in Israel and in Belgium. The cost of these services is intended to at least equal the cost of these services if performed by unrelated parties. The aggregate consideration for the services that Omer, Zohari & Co. provided to us and to the subsidiaries was $70,000 in 2003. On March 2004, our Audit Committee and Board of Directors reviewed, ratified and approved the terms of the engagement with Omer, Zohari & Co.

                At the Annual meeting of Shareholders held on November 18, 2003, NUR’s shareholders approved the participation of Dan Purjes, NUR’s Chairman and major shareholder as an investor in the a convertible loan undertaking. Dan Purjes provided $1,250,000 of the $3.50 million convertible loan undertaking, under the same terms and conditions as all other investors.

                See “ITEM 10: Additional Information—Material Contracts” and Note 14 to NUR’s consolidated financial statements, which are included as a part of this annual report, for a further discussion of transactions and balances with related parties.

Interests of experts and counsel

                Not Applicable.

ITEM 8: Financial Information

                See pages F-[2] to F-[43].

ITEM 9: The Offer and Listing

                Not Applicable, except for ITEMS 9.A.4 and Item 9.C, which are detailed below.

                NUR’ ordinary shares were traded on the Nasdaq National Market between October 1995 and July 2003. During 2003, our ordinary shares closed for a period of 30 consecutive trading days below the minimum bid price of $1.00 per share as required for continued listing on The Nasdaq National Market. Accordingly, in July 2003, we transferred our securities to the Nasdaq SmallCap Market, whereby we were granted an extension of 180 days to meet the minimum requirement of $1.00 per share. NUR regained compliance with this requirement in October 2003. Our ordinary shares are currently traded under the symbol “NURM.”

                The prices set forth below are high and low closing market prices for the ordinary shares of NUR as reported by Nasdaq National Market or the Nasdaq SmallCap Market, as applicable, for the fiscal year ended December 31 of each year indicated below, as of the end of each fiscal quarter indicated below, and for each month for the six-month period ending December 31, 2003. Such quotations reflect inter-dealer prices, without retail markup, markdown, or commission and may not necessarily represent actual transactions.

Year	High (US)	Low (US)
1999	13.00	2.38
2000	21.00	7.31
2001	9.75	2.29
2002	3.61	0.50
2003	2.44	0.25

2002
First Quarter	$3.65	$2.47
Second Quarter	2.79	0.80
Third Quarter	1.60	0.28
Fourth Quarter	0.99	0.50

2003
First Quarter	$0.60	$0.25
Second Quarter	0.75	0.21
Third Quarter	1.02	0.50
Fourth Quarter	2.44	0.83

2004
First Quarter	$2.14	$1.50

Most Recent Six Months	High	Low
March 2004	$1.80	$1.50
February 2004	1.91	1.77
January 2004	2.14	1.55
December2003	1.99	1.51
November 2003	2.44	1.45
October 2003	1.65	0.83

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

B.            Memorandum of Association and Amended and Restated Articles of Association

                Set forth below is a brief description of certain provisions contained in the Memorandum of Association, the Amended and Restated Articles of Association (“Articles”) as well as certain statutory provisions of Israeli law. The Memorandum of Association and the Articles have been filed as exhibits to this annual report or incorporated by reference herein. The description of certain provisions does not purport to be a complete summary of these provisions and is qualified in its entirety by reference to such exhibits.

Authorized Share Capital

                The authorized share capital of NUR is fifty million (50,000,000) New Israeli Shekel, divided into fifty million ordinary shares.

Purpose and Objective

                Pursuant to Section 3.1 of NUR’s Articles, our objective is to undertake any lawful activity, including any objective set forth in our Memorandum of Association. Pursuant to Section 3.2 of our Articles, our purpose is to operate in accordance with commercial considerations with the intentions of generating profits.

Board of Directors

                Under the Israeli Companies Law, 1999, the Board is authorized to set NUR’s strategy and supervise the performance of the duties and actions of NUR’s Chief Executive Officer. The Board may not delegate to a committee of the Board or the Chief Executive Officer the right to decide on certain of the authorities vested with it, including determination of NUR’s strategy, distributions, issuances of securities and approval of financial reports. The powers conferred upon the Board are vested in the Board as a collective body and not in each one or more of the directors individually. Unless otherwise set forth in a resolution of the shareholders, the Board shall consist of not less than four (4) nor more than twelve (12) directors (including any external directors whose appointment is mandated under the Companies Law).

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

                Subject to the provisions of Israeli Companies Law, the Board may approve each of the following transactions that are not detrimental to the best interest of NUR: (i) a transaction to which NUR is a party to, and in which an officer of NUR has an interest; (ii) a transaction between NUR and an officer of NUR; (iii) a private offer of NUR’s securities to a holder of five percent (5%) or more of NUR’s shares; or (iv) such other transactions that require special approval pursuant to the Companies Law. In the event of an extraordinary transaction or the approval of the terms of service or employment (including any waiver, insurance or indemnification) of an officer of NUR, such transaction shall require additional approvals of the Audit Committee, or of the Audit Committee and of a meeting of shareholders, by regular or special majority, all as stipulated by the Companies Law. Any officer who has an interest in a transaction shall not participate in the meeting of the Board or Audit Committee in which such transaction is considered and shall not vote in such meeting, provided that if the majority of the members of the Board or the Audit Committee have an interest in the transaction, they may attend and vote at the meeting and then the transaction must also be approved by a general meeting of the shareholders.

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

                Two or more members present in person or by proxy and holding shares conferring in the aggregate more than 33 1/3% of the total voting power attached to our shares shall constitute a quorum at general meetings. If a meeting is adjourned due to the lack of a quorum, one or more shareholders, holding not less than 33 1/3% of all the outstanding voting power attached to the ordinary shares, present in person or by proxy at the subsequent adjourned meeting, will constitute a quorum. Unless provided otherwise by the terms of issue of the shares, no member shall be entitled to be present or vote at a general meeting (or to be counted as part of the quorum) unless all amounts due as of the date designated for same general meeting with respect to his shares were paid. A resolution shall be deemed adopted if the requisite quorum is present and the resolution is supported by members present, in person or by proxy, vested with more than fifty percent (50%) of the total voting power attached to the shares whose holders were present, in person or by proxy, at such meeting and voted thereon, or such other percentage required by Law.

                On August 18, 1999, pursuant to the purchase of 600,000 ordinary shares of NUR by Isal Amlat Investments (1993), a shareholders agreement was signed between Isal and Dan Purjes providing for, among other things, Dan Purjes voting the ordinary shares over which he has voting control in favor of one designee selected by Isal to serve as a director on NUR’s board of directors. This agreement will terminate in the event that either Isal holds less than 4% of NUR’s outstanding ordinary shares or Dan Purjes holds less than 20%.

                On January 17, 2002, pursuant to the purchase of 2,333,333 ordinary shares of NUR and of warrants exercisable for 612,500 ordinary shares of NUR by Investment Corp. of United Mizrahi Bank Ltd., a shareholders’ agreement was signed between Mizrahi and Dan Purjes providing for, among other things, Dan Purjes voting the ordinary shares over which he has voting control in favor of one designee selected by Mizrahi to serve as a director on NUR’s board of directors. This agreement will terminate in the event that either Mizrahi holds less than 7% of NUR’s outstanding ordinary shares or Dan Purjes holds less than 17%.

Dividends and Profits

                The Board may from time to time, subject to the provisions of Israeli Companies Law, declare and order the payment of a dividend from NUR’s accrued profits at the rate it may deem, provided that there is no reasonable concern that payment of such dividend may prevent NUR from meeting its current and expected liabilities when they become due. Subject, if any, to special or restricted rights conferred upon the holders of shares as to dividends, the dividends shall be distributed in accordance with the paid-up capital of NUR attributable to the shares for which the dividend has been declared. Our obligation to pay dividends or any other amount in respect of shares may be set-off against any indebtedness, however arising, liquidated or non-liquidated, of the person entitled to receive the dividend. Any dividend unclaimed within the period of seven years from the date stipulated for their payment, shall be forfeited and returned to us, unless otherwise directed by the Board. In the event of the winding up of NUR, then, subject to provisions of any applicable law and to any special or restricted rights attached to a share, our assets in excess of our liabilities will be distributed among the stockholders in proportion to the paid-up capital attributable to the shares in respect of which the distribution is being made.

C.            Material Contracts

Loan Agreements and Recent Amendments

                In July 2000, in order to finance the acquisition of Salsa Digital, NUR entered into long-term loan agreements with Bank Hapoalim and Bank Leumi, as subsequently amended. The loan agreements provided for a three-year long-term credit line of up to $20.0million and $15.0million from Bank Hapoalim and Bank Leumi, respectively.

                The most recent amendments to the long-term loan agreements were entered into in July 2003 and February 2004, providing for a twelve-month grace period regarding the quarterly payments of the principal and a balloon payment of the remainder of the long-term loans in the first quarter of 2006. According to the rescheduling agreements, the remaining long term loans of $13.8 million at Bank Leumi and $15.8 million at Bank Hapoalim carry interest rates of LIBOR plus 2.25% per annum on 11.8 million and LIBOR plus 2.5% per annum on $2.0 million at Bank Leumi, and of LIBOR plus 2.5% per annum on the $15.8 million at Bank Hapoalim. As of December 31, 2003 $15.825 million was outstanding under the Bank Hapoalim loan and $13.8 million was outstanding under the Bank Leumi loan.

                In addition, to support its ongoing operations NUR utilizes short-term bank credit from certain banking institutions. As of December 31, 2003, NUR utilized short-term facilities of $8.0 million from Bank Hapoalim, $4.6 from Bank Discount, $2.65 million from Bank Leumi, and $0.2 from Bank Investec (the Investec credit line is to be repaid during the first quarter of 2004).

                NUR’s loans are secured by a floating lien on all assets of NUR, a negative pledge of the assets of NUR America, NUR Europe, NUR Media Solutions and NUR Asia Pacific and unlimited guarantees by such subsidiaries. The long term and short term loans also contain customary events of default, including the failure to pay interest or principal, material breach of any representation or warranty or breach of any covenant, cross-defaults, bankruptcy, or a change in control event relating to NUR or its subsidiaries. The loans are governed by the laws of the State of Israel.

        In addition, under the long-term and short-term loan agreements as amended in July 2003 and February 2004, NUR undertook, among other things, the following:

•	To maintain certain earnings before income tax, depreciation and amortization (EBITDA) of not less than $6.0 million in year 2004. The EBITDA for year 2005 shall be determined by the end of year 2004.

•	To maintain a tangible equity of no less than: (i) no less than $0.5 million in the first calendar quarter of 2004, $0.7 million in the second calendar quarter of 2004, $1.0 million in the third calendar quarter of 2004, and $1.3 million in the fourth calendar quarter of 2004; and (ii) not less than $15.5 million or less than 16% of NUR’s tangible assets in 2005.

•	To maintain at the end of each quarter a cash balance of at least $6.0 million.

•	To refrain from merging, consolidating, amalgamating or entering into any other form of business combination with a third party, or liquidating or dissolving.

•	To issue an option to purchase up to 505,000 ordinary shares, an option to purchase up to 350,000 ordinary shares and an option to purchase up to 98,000 ordinary shares of NUR to Bank Hapoalim, Bank Leumi and Bank Discount, respectively. All option warrants will be exercisable until August 2007 at $0.62 per ordinary share. NUR also undertook to issue an option to purchase an additional 27,000 ordinary shares to Bank Discount exercisable at $0.72 per share no later than June 2007. For more information regarding option warrants previously issued to the banks see “ITEM 6: Outstanding Options and Warrants.”

NUR Pro Engineering Acquisition

                In May 2003, NUR signed an agreement to acquire the remaining 50% shares of NUR Pro Engineering, its subcontractor for the assembly and manufacturing of its printers, from Ogen Dialogix Ltd., for $850,000. Under the terms of the agreement the transfer of the shares will become effective on March 31, 2004. As of March 2004 the parties fulfilled their material commitments and undertakings under the agreement. Upon completion of the transaction, NUR Pro Engineering will become a wholly owned subsidiary of NUR. During the third quarter of 2003, we completed a consolidation process of our global machinery manufacturing operations of Salsa Digital Printers in San Antonio, Texas with those of NUR Pro Engineering, into a single large manufacturing facility in Rosh Ha’Ayin, Israel. During the transition period between the signing of the agreement and the transfer of the ownership of the shares we have been working to complete the transfer of all NUR Pro Engineering’s operations to NUR leaving NUR Pro Engineering a dormant company upon completion of the transaction.

Convertible Loan

                On July 30, 2003 NUR secured a convertible loan commitment from several investors according to which the investors have undertaken to provide NUR with a convertible loan in the aggregate amount of $3.50 million. NUR’s chairman and largest shareholder, Dan Purjes, provided $1.3 million of the loan. Under the terms of the loan agreement, the loan is convertible at any time into ordinary shares of NUR at a conversion rate of $0.62 per share. In consideration for the loan undertaking, NUR agreed to pay a cash commitment fee and issue to the investors warrants to purchase ordinary shares of NUR equal to 15% of the loan at an exercise price of $0.52 per share exercisable over a five-year period. In the event of a draw down of the loan, NUR will issue to the investors additional warrants to purchase ordinary shares in the amount equal to 15% of the draw down amount, at an exercise price of $0.52 per share, and exercisable for a period of five years from the date of the draw down. On December 31, 2003, the investors elected to convert $2 million of the loan into ordinary shares of NUR at the conversion rate of $0.62 per ordinary share. During January 2004 NUR issued the share certificates in connection with the conversion of the convertible loan.

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

E.             Taxation

Israeli Taxation, Foreign Exchange Regulation and Investment Programs

                The following is a summary of the material Israeli tax consequences, Israeli foreign exchange regulations and certain Israeli government programs as they relate to NUR and its shareholders. To the extent that the discussion is based on new tax or other legislation that has not been subject to judicial or administrative interpretation, there can be no assurance that the views expressed in the discussion will be accepted by the tax or other authorities in question. The discussion is not intended, and should not be construed, as legal or professional tax advice and is not exhaustive of all possible tax considerations.

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

                Imposition of capital gains tax on capital gains realized by individuals as of January 1, 2003, from the sale of shares of publicly traded companies (such gain was previously exempt from capital gains tax in Israel). For information with respect to the applicability of Israeli capital gains taxes on the sale of ordinary shares, see “— Capital Gains Tax on Sales of Our Ordinary Shares” below; and

                Introduction of a new regime for the taxation of shares and options issued to employees and officers (including directors).

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

                The Investment Law provides that an approved enterprise is eligible for tax benefits on taxable income derived from its approved enterprise programs. Under an amendment to the Investment Law that was made within the framework of the tax reform, it was clarified that tax benefits under the Investment Law shall also apply to income generated by a company from the grant of a usage right with respect to know-how developed by the approved enterprise, income generated from royalties, and income derived from a service which is auxiliary to such usage right, provided that such income is generated within the “Approved Enterprise’s”, as defined by the Investment Law, ordinary course of business. If a company has more than one approval or only a portion of its capital investments are approved, its effective tax rate is the result of a weighted average of the applicable rates. The tax benefits under the Investment Law are not available with respect to income derived from products manufactured outside of Israel. In addition, the tax benefits available to an approved enterprise are contingent upon the fulfillment of conditions stipulated in the Investment Law and regulations and the criteria set forth in the specific certificate of approval, as described above. In the event that a company does not meet these conditions, it would be required to refund the amount of tax benefits, plus a consumer price index linkage adjustment and interest.

                The Investment Law also provides that an approved enterprise is entitled to accelerated depreciation on its property and equipment that are included in an approved enterprise program.

                Taxable income of a company derived from an approved enterprise is subject to company tax at the maximum rate of 25%, rather than 36%, for the benefit period. This period is ordinarily 7 years commencing with the year in which the approved enterprise first generates taxable income, and is limited to twelve years from commencement of production or 14 years from the date of approval, whichever is earlier.

                A company that has an approved enterprise program is eligible for further tax benefits if it qualifies as a foreign investors’ company. A foreign investors’ company is a company in which more than 25% of its share capital and combined share and loan capital is owned by non-Israeli residents. A company that qualifies as a foreign investors’ company and has an approved enterprise program is eligible for tax benefits for a ten-year benefit period. As specified below, depending on the geographic location of the approved enterprise within Israel, income derived from the approved enterprise program may be exempt from tax on its undistributed income for a period of between two to ten years, and will be subject to a reduced tax rate for the remainder of the benefits period. The tax rate for the remainder of the benefits period will be 25%, unless the level of foreign investment exceeds 49%, in which case the tax rate will be 20% if the foreign investment is more than 49% and less than 74%; 15% if more than 74% and less than 90%; and 10% if 90% or more.

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

                According to the provisions of the Investment Law, NUR chose to enjoy “alternative benefits”—waiver of grants in return for tax benefits. Accordingly, NUR’s income from the Approved Enterprise will be tax-exempt for a period of two years for the first and the third plans and for a period of four years for the second plan, commencing with the year it first earns taxable income, and subject to corporate tax at the rate of 15% based on the percentage of foreign ownership of the company, for additional periods of five, three and five years, for the first, second and third plans, respectively.

                The period of tax benefits, detailed above, is subject to limits of twelve years from the commencement of production, or fourteen years from receiving the approval, whichever is earlier. Given the above-mentioned conditions, the period of benefits for the first plan commenced in the year 1994 and terminated in the year 2000, and the period of benefits for the second plan commenced in the year 1998 and will terminate in the year 2004. The period of benefits for the third plan has not yet been determined.

                If dividends are distributed out of profits derived from an “Approved Enterprise”, NUR will be liable for corporate tax at the rate, which would have been applied if it had not chosen the alternative tax benefits (currently 15% based on the percentage of foreign ownership of NUR for an “Approved Enterprise”). Therefore, income derived from NUR’s “Approved Enterprise” tax-exempt profits, is not available for distribution to shareholders as a dividend. See Note 16(a) to NUR’s consolidated financial statements, which are included as a part of this annual report on Form 20-F.

                The dividend recipient is taxed at the reduced rate applicable to dividends from “Approved Enterprises” (i.e., 25%), if the dividend is distributed during the tax benefits period or within a twelve years period thereafter, or for an unlimited period in the case of a “Foreign Investors’ Company”—a company over 25% foreign-owned with an approved enterprise. This tax must be withheld by the company at source, regardless of whether the dividend is converted into foreign currency. See below “— Capital Gains Tax on Sales of Our Ordinary Shares.”

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

                The Israeli government may reduce or eliminate tax benefits available to approved enterprise programs in the future. We cannot assure you that our approved program and the benefits thereunder shall continue in the future at its current level or at any level – see “ITEM 3: Risks—relating to location in Israel).

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

Capital Gains Tax on Sales of Our Ordinary Shares

                Israeli law generally imposes a capital gains tax on the sale of capital assets located in Israel, including shares in Israeli companies, by both residents and non-residents of Israel. Unless a specific exemption is available or unless a tax treaty between Israel and the shareholder’s country of residence provides otherwise. The law distinguishes between real gain and inflationary surplus. The inflationary surplus is a portion of the total capital gain, which is equivalent to the increase of the relevant asset’s purchase price which is attributable to the increase in the Israeli consumer price index between the date of purchase and the date of sale. The real gain is the excess of the total capital gain over the inflationary surplus.

                Prior to the tax reform, sales of our ordinary shares by individuals were generally exempt from Israeli capital gains tax for so long as they were quoted on Nasdaq.

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

U.S. Tax Considerations Regarding Ordinary Shares

                The following summary describes certain of the principal United States federal income tax consequences relating to an investment in ordinary shares as of the date hereof. The summary is based on the Internal Revenue Code of 1986 (the “Code”), and existing final, temporary and proposed Treasury Regulations, Revenue Rulings and judicial decisions, all of which are subject to prospective and retroactive changes. NUR will not seek a ruling from the Internal Revenue Service (the “IRS”) with regard to the United States federal income tax treatment relating to an investment in ordinary shares and, therefore, there can be no assurance that the IRS will agree with the conclusions set forth below. The summary does not purport to address all federal income tax consequences that may be relevant to particular investors. For example, the summary applies only to holders who hold ordinary shares as a capital asset within the meaning of Section 1221 of the Code, and does not address the tax consequences that may be relevant to investors in special tax situations (including, for example, insurance companies, tax-exempt organizations, dealers in securities or currency, banks or other financial institutions, or investors that hold ordinary shares as part of a hedge, straddle or conversion transaction). Further, it does not address the alternative minimum tax consequences of an investment in ordinary shares or the consequences to holders of equity interests in investors in ordinary shares (including, for example, a partner in a partnership). ACCORDINGLY, PERSONS CONSIDERING THE PURCHASE OF ORDINARY SHARES SHOULD CONSULT THEIR OWN TAX ADVISORS CONCERNING THE APPLICATION OF UNITED STATES FEDERAL INCOME TAX LAWS, AS WELL AS THE LAWS OF ANY STATE, LOCAL OR FOREIGN TAXING JURISDICTION, TO THEIR PARTICULAR SITUATIONS.

                For purposes of this discussion, “U.S. Holder” means a holder of ordinary shares that is a citizen or resident of the United States, a corporation (or entity treated as a corporation for the United States federal income tax purposes) created or organized in the United States or any State thereof (including the District of Columbia), or an estate or trust the income of which is subject to United States federal income tax on a net income basis with respect to ordinary shares. The term “non-U.S. Holder” refers to any holder of ordinary shares (other than a partnership) that is not a U.S. Holder. If a partnership (including an entity treated as a partnership for United States federal income tax purposes) is a holder of ordinary shares, the United States income tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partners should consult their own tax advisors as to the particular United States income tax consequences applicable to them.

Taxation of U.S. Holders

                Distributions on Ordinary Shares.   Distributions made by NUR with respect to ordinary shares generally will constitute dividends for federal income tax purposes and will be taxable to a U.S. Holder as dividend income to the extent of NUR’s undistributed current or accumulated earnings and profits (as determined for United States federal income tax purposes). Distributions in excess of NUR’s current or accumulated earnings and profits will be treated first as a nontaxable return of capital reducing the U.S. Holder’s tax basis in the ordinary shares, thus increasing the amount of any gain (or reducing the amount of any loss) which might be realized by such Holder upon the sale or exchange of such ordinary shares. Any such distributions in excess of the U.S. Holder’s tax basis in the ordinary shares will be treated as capital gain to the U.S. Holder and will be either long term or short term capital gain depending upon the U.S. Holder’s federal income tax holding period for the ordinary shares. Dividends paid by NUR generally will not be eligible for the dividends received deduction available to certain United States corporate shareholders under Code Sections 243 and 245. Recently enacted legislation may permit a U.S. Holder that is an individual to treat any dividends received from NUR with respect to ordinary shares under favorable tax rates applicable to capital gains. U.S. Holders that are individuals should consult their own tax advisors concerning the availability of the favorable tax rates to any dividends received from NUR with respect to ordinary shares.

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

                Information Reporting.   Under limited circumstances, U.S. Holders are required to report certain acquisitions of ordinary shares from NUR to the IRS on IRS Form 926. In addition, a U.S. Holder who owns 10% or more of the ordinary shares (vote or value) may be required to file IRS form 5471 to the IRS to report certain acquisitions or dispositions of the ordinary shares or in the case NUR were treated as a CFC or FPHC. Failure to file the required information returns may result in the imposition of penalties. Potential investors of the ordinary shares should consult with their own tax advisors regarding the necessity of filing information returns.

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

ITEM 11: Quantitative and Qualitative Disclosures About Market Risk

                Market risks relating to NUR’s operations result primarily from weak economic conditions in the markets in which NUR sells its products and from changes in exchange rates or in interest rates.

Inflation, Deflation and Fluctuation of Currencies

                See “ITEM 5: Operating and Financial Review and Prospects—Impact of Inflation, Deflation and Fluctuation of Currencies.”

During 2002, NUR entered into non-hedging forward and options contracts. On June 26, 2003 the transactions resulted in a loss of approximately $0.5 million for the year ended December 31, 2003, which is included in the statements of operations as financial expenses.

Interest Rate

                NUR’s exposure to market risk due to changes in interest rates relates primarily to NUR’s long-term loans interest rate variation. As of December 31, 2003 we had a balance of $30.0 million of long term loans carrying annual interest rates of LIBOR + 2.5%. Changes in the LIBOR interest rate might affect our financial expenses. The most recent amendment to the long-term loan agreements was entered into in July 2003 and February 2004, providing for a twelve-month grace period regarding the quarterly payments of the principal and a balloon payment of the remainder of the long-term loans in the first quarter of 2006. According to the rescheduling agreements, the remaining long term loans of $13.8 million at Bank Leumi and $15.8 million at Bank Hapoalim carry interest rates of LIBOR plus 2.25% per annum on 11.8 million and LIBOR plus 2.5% per annum on $2.0 million at Bank Leumi, and of LIBOR plus 2.5% per annum on the $15.8 million at Bank Hapoalim. As of March 2004 $15.8 million was outstanding under the Bank Hapoalim loan and $13.8 million was outstanding under the Bank Leumi loan.

                NUR does not otherwise believe the disclosure required by ITEM 11 of this annual report to be material to NUR.

ITEM 12: Description of Securities Other Than Equity Securities

                Not Applicable.

PART II

ITEM 13: Defaults, Dividend Arrearages and Delinquencies

                During 2003 NUR failed to meet certain of the financial ratios governing its long-term and short-term loans. However, the banks have agreed in writing not to act upon their contractual rights pursuant to NUR’s defaults mentioned above. We believe that the amendment of the financial ratios that took place on February 2004 will allow a better alignment between the financial ratios and NUR’s business plan for 2004. For more information see “ITEM 10.C: Material Contracts.”

ITEM 14: Material Modifications to the Rights of Security Holders and Use of Proceeds

                There are no material modifications to, or qualifications of, the rights of security holders that are required to be disclosed.

ITEM 15: Controls and Procedures

Disclosure Controls and Procedures

                NUR’s Chief Executive Officer and Chief Financial Officer have conducted an evaluation of NUR’s disclosure controls and procedures (as defined in Rules 13a-15(c) and 15d-15(c) of the Securities Exchange Act of 1934) as of the end of the period covered by this report and each has concluded that such disclosure controls and procedures were effective as of such date to ensure that information required to be disclosed in NUR’s reports filed under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

Internal control over Financial Reporting

                There were no changes in NUR’s internal control over financial reporting that occurred during the year ended December 31, 2003 that have materially affected, or are reasonably likely to materially affect, NUR’s internal control over financial reporting.

ITEM 16: Reserved

ITEM 16A: Audit Committee Financial Expert

                On March 2004 the Board determined that it has at least one audit committee financial expert, as defined in Item 16A of Form 20-F, serving on the Audit Committee. Lauri Hanover has been designated as the audit committee financial expert. For additional information regarding Lauri Hanover’s financial experience, see “ITEM  6: Directors and Senior Management.”

ITEM 16B: Code of Ethics

                NUR’s Audit Committee and Board have adopted a code of ethics, as defined in Item 16B of Form 20-F, that applies to NUR’s Chief Executive Officer, Chief Financial Officer, Vice President of Finance, Controller and any other person bearing the title of Vice President or higher in the Finance Department. A copy of the code of ethics has been filed as an exhibit to this annual report.

                 There are no material modifications to, or waivers from, the provisions of the code of ethics that are required to be disclosed.

ITEM 16C: Principal Accountant Fees and Services

Fees paid to the Auditors

Audit Fees

                In the years ended December 31, 2002 and December 31, 2003, the aggregate fees billed for professional services rendered by our independent accountant for the audit of our annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years amounted to approximately $0.39 million and $0.36 million, respectively.

Audit-Related Fees

                In the years ended December 31, 2002 and December 31, 2003, the aggregate fees billed for assurance and related services by our independent accountant that are reasonably related to the performance of the audit or review of NUR’s financial statements and are not under audit fees mentioned above amounted to approximately $0.05 million and $0.12 million, respectively. The audit related services included mainly audit services of the subsidiaries related to the annual financial statements performed by external auditors.

Tax Fees

                In the years ended December 31, 2002 and December 31, 2003, the aggregate fees billed for professional services rendered by our independent accountant for tax compliance, tax advice, and tax planning amounted to approximately $0.15 million and $0.12 million, respectively. The nature of services was mainly focused international tax consultancy services.

All Other Fees

                In the years ended December 31, 2002 and December 31, 2003, the aggregate fees billed for products and services rendered by our independent accountant other than the above reported services amounted to approximately $0.05 million and $0.04 million, respectively. The nature of the other services was mainly focused advisory services pertaining to approved enterprise issues, transfer prices, etc.

Audit Committee’s pre-approval policies and procedures

                Our Audit Committee nominates and engages our independent auditors to audit our financial statements. See also the description under the heading in “ITEM 6: Directors, Senior Management and Employees—Board Practices.” In July 2003, our Audit Committee also adopted a policy requiring management to obtain the Audit Committee’s approval before engaging our independent auditors to provide any other audit or permitted non-audit services to us. Pursuant to this policy, which is designed to assure that such engagements do not impair the independence of our auditors, the Audit Committee pre-approves annually a catalog of specific audit and non-audit services in the categories Audit Service, Audit-Related Service and Tax Services that may be performed by our auditors.

ITEM 16D: Exemptions from the Listing Standards for Audit Committees

                Not Applicable.

ITEM 16E: Purchase of Equity Securities by the Company and Affiliated Purchasers

                Not Applicable.

PART III

ITEM 17: Financial Statements

                Not Applicable.

ITEM 18: Financial Statements

                See Financial Statements and Financial Statement Schedule included at the end of this report.

ITEM 19: Exhibits
Number	Description
1.1	Memorandum of Association of the Registrant, in Hebrew with a translation to English(1)
1.2	Amended and Restated Articles of Association of the Registrant(2)
1.3	Certificate of Name Change(3)
2.1	Specimen Certificate for ordinary shares(1)
2.2	Forms of Placement Agent’s Warrant Agreement and Certificate(4)
2.3	Forms of Qualified Independent Underwriter’s Warrant Agreement and Certificate(4)
2.4	Form of Share and Warrant Purchase Agreement dated January 17, 2002 between the Registrant and The Investment Corp. of United Mizrahi Bank Ltd.(5)
2.5	Form of Warrant Agreement, dated January 17, 2002 between the Registrant and The Investment Corp. of United Mizrahi Bank Ltd.(5)
2.6	Form of Registration Rights Agreement, dated January 17, 2002 between the Registrant and The Investment Corp. of United Mizrahi Bank Ltd.(5)
2.7	Form of Warrant Agreement, dated February 12, 2002 between the Registrant and Bank Hapoalim B.M.(5)
2.8	Form of Registration Rights Agreement, dated February 12, 2002 between Registrant and Bank Hapoalim B.M.(5)
2.9	Form of Warrant Agreement, dated February 12, 2002 between the Registrant and Bank Leumi le-Israel Ltd.(5)
2.10	Form of Registration Rights Agreement, dated February 12, 2002 between Registrant and Bank Leumi le-Israel Ltd.(5)
2.11	Form of Warrant Agreement, dated November 21, 2002 between the Registrant and Poalim Capital Markets & Investments Ltd.(6)
2.12	Form of Registration Rights Agreement, dated November 7, 2002 between the Registrant and Poalim Capital Markets & Investments Ltd.(6)
2.13	Form of Warrant Agreement dated, March 11, 2003 between the Registrant and Bank Hapoalim B.M.(6)
2.14	Form of Registration Rights Agreement, dated March 11, 2003 between Registrant and Bank Hapoalim B.M.(6)
2.15	Form of Warrant Agreement, dated March 11, 2003 between the Registrant and Bank Leumi le-Israel Ltd.(6)
2.16	Form of Registration Rights Agreement, dated March 11, 2003 between Registrant and Bank Leumi le-Israel Ltd.(6)
2.17	Form of Convertible Loan and Warrant Agreement, dated July 2003 between Registrant and certain investors
2.18	Form of Warrant Agreement, dated October 15, 2003 between the Registrant and certain investors
2.19	Form of Registration Rights Agreement, dated July, 2003 between the Registrant and certain investors
2.20	Form of Warrant Agreement, dated October 15, 2003 between the Registrant and the Placement Agent (X Securities Ltd.)

Number	Description
2.21	Form of Warrant Agreement, dated October 15, 2003 between the Registrant and the Placement Agent (Matthew Norton)
2.22	Form of Warrant Agreement, dated October 15, 2003 between the Registrant and the Placement Agent (David Fuchs)
2.23	Form of Warrant Agreement, dated August 1, 2003 between the Registrant and Bank Hapoalim B.M.
2.24	Form of Registration Rights Agreement, dated August 1, 2003 between the Registrant and Bank Hapoalim B.M.
2.25	Form of Warrant Agreement, dated August 1, 2003 between the Registrant and Bank Leumi le-Israel Ltd.
2.26	Form of Registration Rights Agreement, dated August 1, 2003 between the Registrant and Bank Leumi le-Israel Ltd.
2.27	Form of Warrant Agreement, dated June 27, 2003 between the Registrant and Israel Discount Bank Ltd.
2.28	Form of Registration Rights Agreement, dated June 27, 2003 between the Registrant and Israel Discount Bank Ltd.
2.29	Form of Warrant Agreement, dated August 1, 2003 between the Registrant and Israel Discount Bank Ltd.
2.30	Form of Registration Rights Agreement, dated August 1, 2003 between the Registrant and Israel Discount Bank Ltd.
4.1	1995 Israel Stock Option Plan (previously referred to in Company filings as the 1995 Flexible Stock Incentive Plan or the 1995 Stock Option / Stock Purchase Plan)(1)
4.2	Amendment to the 1995 Israel Stock Option Plan(4)
4.3	1997 Stock Option Plan(7)
4.4	1998 Non-Employee Director Share Option Plan(8)
4.5	2000 Stock Option Plan(9)
4.6	Amendment to the 1995 Israel Stock Option Plan
4.7	Lease Agreement for office space in Brussels, Belgium between Nivellease, S.A. and the Registrant dated November 26, 1996(4)
4.8	Lease Agreement for office space in Newton Center, Massachusetts between WHTR Real Estate Limited Partnership and the Registrant dated July 10, 1998(4)
4.9	Distribution Agreement between Imaje S.A. and the Registrant dated June 26, 1995(1)
4.10	Settlement Agreements relating to Moshe Nurie and his affiliated companies(4)
4.11	Bank Hapoalim Loan Agreements(5)
4.12	Bank Hapoalim Rescheduling Loan Agreement dated February 10, 2002(5)
4.13	Bank Leumi le-Israel Loan Agreements(5)
4.14	Bank Leumi le-Israel Rescheduling Loan Agreement dated February 11, 2003(6)
4.15	Bank Hapoalim Amendment to the Rescheduling Loan Agreement dated March 11, 2003(6)
4.16	Bank Leumi le-Israel Amendment to the Rescheduling Loan Agreement dated March 12, 2003(6)
4.17	Bank Hapoalim Amendment to the Rescheduling Loan Agreement dated August 7, 2003

Number	Description
4.18	Bank Leumi le-Israel Amendment to the Rescheduling Loan Agreement dated July 30, 2003
4.19	Israel Discount Bank Amendment to the Rescheduling Loan Agreement dated July 30, 2003
4.20	Bank Hapoalim Amendment to the Covenants dated February 18, 2004
4.21	Bank Leumi le-Israel Amendment to the Covenants dated February 18, 2004
4.22	Israel Discount Bank Amendment to the Covenants dated February 22, 2004
4.23	Form of confidentiality agreement (4)
4.24	The Founders Agreement dated September 30, 1999 among Gera Eiron, Ogen Dialogix Ltd. and the Registrant(2)
4.25	Assembly Agreement dated October 4, 1999 between NUR Pro Engineering and the Registrant(2)
4.26	Lod Lease Agreement dated January 11, 2000 between A. Barzilai Investments and Assets Ltd. and Kamim Investments and Assets Ltd. and the Registrant(2)

4.27	Asset Purchase Agreement dated May 17, 2000 by and among Salsa Digital, Ltd., Signtech Japan, Ltd., Salsa Digital DO Brasil, Ltda., Salsa Digital (Guangzhou) Ltd., Salsa Dubai Corp., Salsa Technology Pte Ltd., as sellers, and NUR Macroprinters Ltd., Salsa Digital Printing Ltd. and NUR Hungary Trading and Software Licensing Limited Liability Company, as purchasers(10)
4.28	Amendment No. 1 to Asset Purchase Agreement dated as of June 30, 2000(11)
4.29	Lease Agreement dated July 1, 2001 by and between RAM Global Ltd. and Salsa Digital Printers(5)
4.30	Form of Agreement dated May 11, 2003 between the Registrant and Ogen Dialogix Ltd., Gera Eiron and NUR Pro Engineering Ltd.
8	List of Subsidiaries of the Registrant
11	Code of Ethics
12.2	Certification of Principal Executive Officer required by Rule 13a-14(a) and Rule 15d-14(a) (Section 302 Certifications)
12.2	Certification of Principal Financial Officer required by Rule 13a-14(a) and Rule 15d-14(a) (Section 302 Certifications)
13.1	Certification of Principal Executive Officer required by Rule 13a-14(b) and Rule 15d-14(b) (Section 906 Certifications)
13.2	Certification of Principal Financial Officer required by Rule 13a-14(b) and Rule 15d-14(b) (Section 906 Certifications)
14.1	Consent of Kost Forer & Gabbay (S-8)
14.2	Consent of Kost Forer & Gabbay (F-3)

__________________________________

(1)	Previously filed with NUR’s F-1 (File No. 33-93160) and incorporated by reference herein.

(2)	Previously filed with NUR’s Form 20-F for the year ended December 31, 2000 and incorporated by reference herein.

(3)	Previously filed with NUR’s Form 6-K dated January 7, 1998 and incorporated by reference herein.

(4)	Previously filed with NUR’s Form F-1 (File No. 333-66103) and incorporated by reference herein.

(5)	Previously filed with NUR’s Form 20-F for the year ended December 31, 2001 and incorporated by reference herein.

(6)	Previously filed with NUR’s Form 20-F for the year ended December 31, 2002 and incorporated by reference herein.

(7)	Previously filed with NUR’s Form 20-F for the year ended December 31, 1997 and incorporated by reference herein.

(8)	Previously filed with NUR’s Form 6-K dated November 13, 1998 and incorporated by reference herein.

(9)	Previously filed with NUR’s Schedule TO-I (File No. 5-56015) on May 16, 2002 and incorporated by reference herein.

(10)	Previously filed with NUR’s Form 6-K/A dated May 22, 2000 and incorporated by reference herein.

(11)	Previously filed with NUR’s Form 6-K/A dated July 7, 2000 and incorporated by reference herein.

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

NUR Macroprinters Ltd.

By: /s/ David Amir
———————————
David Amir
President and Chief Executive Officer

Dated: March 30, 2004

CERTIFICATIONS

I, David Amir, the principal executive officer of NUR Macroprinters Ltd., certify that:

1.	I have reviewed this annual report on Form 20-F of NUR Macroprinters Ltd.;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4.	The company’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the company and have:

(a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)	Evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(c)	Disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting.

5.	The company’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company’s auditors and the audit committee of the company’s board of directors (or persons performing the equivalent functions):

(a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

Date: March 30, 2004

/s/David Amir
——————
David Amir

Chief Executive Officer

I, David Seligman, the principal financial officer of NUR Macroprinters Ltd., certify that:

1.	I have reviewed this annual report on Form 20-F of NUR Macroprinters Ltd.;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4.	The company’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the company and have:

(a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)	Evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(c)	Disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting.

5.	The company’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company’s auditors and the audit committee of the company’s board of directors (or persons performing the equivalent functions):

(a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

Date: March 30, 2004

/s/ David Seligman
————————
David Seligman

Chief Financial Officer

NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2003

IN U. S. DOLLARS

INDEX

Page

Report of Independent Auditors	F-2

Consolidated Balance Sheets	F-3 - F-4

Consolidated Statements of Operations	F-5

Statements of Changes in Shareholders’ Equity (Deficiency)	F-6

Consolidated Statements of Cash Flows	F-7 - F-8

Notes to Consolidated Financial Statements	F-9 - F-43

ERNST & YOUNG

REPORT OF INDEPENDENT AUDITORS

To the Shareholders of
NUR MACROPRINTERS LTD.

             We have audited the accompanying consolidated balance sheets of NUR Macroprinters Ltd. (“the Company”) and its subsidiaries as of December 31, 2002 and 2003 and the related consolidated statements of operations, changes in shareholders’ equity (deficiency) and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of certain consolidated subsidiaries, which statements reflect total assets of 7% as of December 31, 2003 and total revenues of approximately 15% for the year ended December 31, 2003, of the related consolidated totals. Those financial statements were audited by other auditors, whose reports have been furnished to us, and our opinion, insofar as it relates to amounts included for these subsidiaries, is based solely on the reports of the other auditors.

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

             In our opinion, based on our audits and the reports of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2002 and 2003 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States.

          As discussed in Notes 2k, 1e and 2l to the financial statements, the Company adopted FASB 142, “Goodwill and other Intangible Assets” and FASB 146, “Accounting for Costs Associated with Exit or Disposal Activities” and EITF 00-21, “Revenues Arrangements with Multiple Deliverables”, respectively.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
February 26, 2004	A Member of Ernst & Young Global

NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,

	2002	2003

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$ 10,505	$ 10,301
Short-term restricted cash	1,163	772
Trade receivables (net of allowance for doubtful accounts of $ 5,768 and
$ 4,963 as of December 31, 2002 and 2003, respectively)	28,777	18,571
Other accounts receivable and prepaid expenses (Note 3)	5,531	5,800
Inventories (Note 4)	24,297	15,947

Total current assets	70,273	51,391

LONG-TERM INVESTMENTS:
Long-term trade receivables (Note 5)	1,760	758
Investments in an affiliated company (Note 6)	590	1,048
Restricted long-term bank deposits (Note 7)	185	44
Severance pay fund	916	810
Long-term prepaid expenses	152	84

Total long-term investments	3,603	2,744

PROPERTY, PLANT AND EQUIPMENT, NET (Note 8)	11,576	6,084

TECHNOLOGY AND OTHER INTANGIBLE ASSETS, NET (Note 9)	854	736

DEFERRED INCOME TAXES (Note 16f)	1,589	989

Total assets	$ 87,895	$ 61,944

The accompanying notes are an integral part of the consolidated financial statements.

NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share data)

	December 31,

	2002	2003

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIENCY)

CURRENT LIABILITIES:
Short-term bank credit and loans (Note 10)	$ 5,844	$ 15,104
Current maturities of long-term loans (Note 11)	2,020	862
Trade payables	13,538	6,623
Trade payables to related parties (Note 14)	2,906	2,101
Other accounts payable and accrued expenses (Note 12)	8,984	7,777
Customer advances	270	54

Total current liabilities	33,562	32,521

LONG-TERM LIABILITIES:
Long-term loans, net of current maturities (Note 11)	30,051	29,981
Accrued severance pay	1,122	945

Total long-term liabilities	31,173	30,926

COMMITMENTS AND CONTINGENT LIABILITIES (Note 13)

SHAREHOLDERS' EQUITY (DEFICIENCY) (Note 15):
Share capital
Ordinary shares of NIS 1 par value:
Authorized: 50,000,000 shares as of December 31, 2002 and 2003;
Issued and outstanding: 17,155,859 and 17,414,281 shares as of
December 31, 2002 and 2003, respectively	4,202	4,261
Additional paid-in capital	45,697	47,095
Receipts on account of shares	-	1,401
Accumulated other comprehensive loss	(1,286)	(1,137)
Accumulated deficit	(25,453)	(53,123)

Total shareholders’ equity (deficiency)	23,160	(1,503)

Total liabilities and shareholders’ equity (deficiency)	$ 87,895	$ 61,944

The accompanying notes are an integral part of the consolidated financial statements.

NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands

	Year ended December 31,

	2001	2002	2003

Revenues (Note 17):
Sales of printers, related products and services	$ 120,377	$ 85,255	$ 65,574

Cost of revenues:
Cost of sales of printers and related products (a)	71,928	57,360	39,665
Inventory write-off	3,989	975	13,154

Total cost of revenues	75,917	58,335	52,819

Gross profit	44,460	26,920	12,755

Operating expenses:
Research and development, net (Note 18a)	10,234	7,742	6,546
Selling and marketing	18,665	12,744	11,321
General and administrative:
Ongoing expenses	13,321	11,953	11,121
Doubtful account expenses	-	2,881	6,694
Amortization and impairment of goodwill (Note 2k)	572	3,836	-
Amortization and impairment of technology and other
intangible assets (Note 2k)	2,332	9,049	118
Restructuring charges (Note 1e)	3,237	1,300	2,001

Total operating expenses	48,361	49,505	37,801

Operating loss	(3,901)	(22,585)	(25,046)
Financial expenses, net (Note 18b)	(3,336)	(1,322)	(2,157)
Other expenses, net	(324)	(124)	(265)

Loss before taxes on income (tax benefit)	(7,561)	(24,031)	(27,468)
Taxes on income (tax benefit) (Note 16d)	(191)	34	202

Loss before equity in earnings of an affiliate	(7,370)	(24,065)	(27,670)
Equity in earnings of an affiliate, net	154	-	-

Net loss	$ (7,216)	$(24,065)	$(27,670)

Basic net loss per share (Note 18c)	$ (0.49)	$ (1.42)	$ (1.60)

Diluted net loss per share (Note 18c)	$ (0.49)	$ (1.42)	$ (1.60)

(a)	Cost of sales includes purchases from related parties for the years ended December 31, 2001, 2002 and 2003 in the amounts of $ 13,819 and $ 9,026 and $ 8,273, respectively.

The accompanying notes are an integral part of the consolidated financial statements.

NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES
STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIENCY)

U.S. dollars in thousands (except share data)

	Number of Ordinary shares outstanding	Share capital	Additional paid-in capital	Receipts on account of shares	Accumulated other comprehensive loss	Retained earnings (accumulated deficit)	Total comprehensive loss	Total shareholders’ equity (deficiency)

Balance as of January 1, 2001	14,525,918	$3,618	$39,057	$-	$(578)	$5,828		$47,925
Comprehensive loss:
Net loss	-	-	-	-	-	(7,216)	$(7,216)	(7,216)
Other comprehensive loss:
Foreign currency translation adjustments	-	-	-	-	(204)	-	(204)	(204)

Total comprehensive loss	-	-	-	-	-	-	$(7,420)

Exercise of options, net	225,835	56	436	-	-	-		492

Balance as of December 31, 2001	14,751,753	3,674	39,493	-	(782)	(1,388)		40,997
Comprehensive loss:
Net loss	-	-	-	-	-	(24,065)	$(24,065)	(24,065)
Other comprehensive loss:
Foreign currency translation adjustments	-	-	-	-	(504)	-	(504)	(504)

Total comprehensive loss							$(24,569)

Issuance of shares, net	2,404,106	528	6,204	-	-	-		6,732

Balance as of December 31, 2002	17,155,859	4,202	45,697	-	(1,286)	(25,453)		23,160
Comprehensive loss:
Net loss	-	-	-	-	-	(27,670)	$(27,670)	(27,670)
Other comprehensive loss:
Foreign currency translation adjustments	-	-	-	-	149	-	149	149

Total comprehensive loss							$(27,521)

Issuance of shares, net	184,754	42	52	-	-	-		94
Exercise of options	73,668	17	37	-	-	-		54
Receipts on account of shares, net	-	-	-	1,401	-	-		1,401
Issuance of warrants	-	-	466	-	-	-		466
Fair value of options granted in connection
to convertible loans and beneficial
conversion feature	-	-	843	-	-	-		843

Balance as of December 31, 2003	17,414,281	$4,261	$47,095	$1,401	$(1,137)	$(53,123)		$(1,503)

The accompanying notes are an integral part of the consolidated financial statements.

NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,

	2001	2002	2003

Cash flows from operating activities:

Net loss	$ (7,216)	$ (24,065)	$(27,670)
Adjustments to reconcile net loss to net cash used in
operating activities:
Depreciation, amortization and impairment of goodwill,
technology and other intangible assets	5,333	15,424	3,570
Write-off of property and equipment	636	321	1,021
Write-off of inventories	3,989	975	13,154
Amortization of fair value of warrants granted in
connection with convertible loans and amortization of
beneficial conversion feature	-	-	843
Costs related to issuance of shares	-	42	94
Loss on sale of property and equipment	190	124	83
Deferred income taxes, net	(663)	(43)	600
Accrued severance pay, net	(27)	(51)	(71)
Equity in earnings of an affiliate, net	(154)	-	-
Decrease in trade receivables	7,043	7,971	10,638
Decrease (increase) in other accounts receivable and
prepaid expenses	1,021	(733)	(186)
Decrease (increase) in inventories	(5,250)	(221)	(2,308)
Decrease in long-term trade receivables	168	511	1,028
Decrease in long-term related parties' accounts	618	2	2
Decrease in long-term prepaid expenses	24	32	68
Increase (decrease) in trade payables	257	(5,105)	(6,712)
Increase (decrease) in trade payables from related parties	(1,576)	1,925	(761)
Decrease in other accounts payable and accrued expenses	(3,147)	(1,040)	(1,072)
Decrease in customer advances	(1,452)	(271)	(212)

Net cash used in operating activities	(206)	(4,202)	(7,891)

Cash flows from investing activities:

Investment in short-term restricted cash	(454)	(709)	-
Investment in restricted long-term bank deposit	-	(50)	-
Proceeds from restricted long-term bank deposit and
restricted cash	127	-	532
Purchase of property and equipment	(9,043)	(3,179)	(1,198)
Proceeds from sale of property and equipment	686	1,197	3
Investment in an affiliated company	-	-	(460)
Proceeds from acquisition of a consolidated subsidiary, net (1)	110	-	-

Net cash used in investing activities	(8,574)	(2,741)	(1,123)

The accompanying notes are an integral part of the consolidated financial statements.

NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,

	2001	2003	2003

Cash flows from financing activities:

Proceeds from issuance of shares and warrants	$-	$6,690	$466
Proceeds from exercise of options and warrants, net	492	-	54
Proceeds from convertible loans, net	-	-	1,401
Short-term bank credit and short-term loans, net	4,323	783	9,260
Principal payment of long-term loans	(2,322)	(1,706)	(1,228)

Net cash provided by financing activities	2,493	5,767	9,953

Effect of exchange rate changes on cash and cash equivalents	(537)	(714)	(1,143)

Decrease in cash and cash equivalents	(6,824)	(1,890)	(204)

Cash and cash equivalents at the beginning of the year	19,219	12,395	10,505

Cash and cash equivalents at the end of the year	$12,395	$10,505	$10,301

(1)	Proceeds from acquisition of consolidated subsidiary:
	Fair value of assets acquired and liabilities assumed at
	the date of acquisition was as follows:
	Working capital, net (excluding cash and cash equivalents)	$(554)	$-	$-
	Long-term trade receivables	42	-	-
	Property and equipment	862	-	-
	Technology	700	-	-
	Long-term loans	(1,468)	-	-
	Excess of losses over investment in an affiliate	308	-	-

		$(110)	$-	$-

(2)	Supplemental disclosure of cash flows activities:
	Cash paid during the year for:
	Interest	$2,628	$1,685	$1,483

	Income taxes	$945	$625	$-

(3)	Supplemental disclosure of non-cash operating financing
	activities:
	Conversion of long-term loans	$-	$-	$1,401

	Transfer of equipment from property, plant and
	equipment to inventory	$-	$-	$2,131

The accompanying notes are an integral part of the consolidated financial statements.

NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1:-	GENERAL

a.	NUR Macroprinters Ltd. (“the Company”) and its subsidiaries (collectively, “the Group”) develop, manufacture, sell and provide services of digital printing systems for on-demand, short-run, wide format and super-wide format printing as well as related consumable products. The principal markets of the Group are located in Europe, the Americas and Asia.

The Company operates through wholly-owned subsidiaries for sales, support services and marketing of the Company’s products in their country or region of domicile. Such entities include NUR Europe S.A. Nur Media Solutions S.A. (“Nur Media Solutions”), (“NUR Europe”) in Belgium, NUR America Inc. (“NUR America”) in the U.S. and NUR Asia Pacific Ltd. (“NUR Asia Pacific”) in Hong Kong.

NUR Media Solutions S.A. (“NUR Media Solutions”), a wholly-owned subsidiary, was engaged in developing and marketing consumables for the Company’s printers. In October 2003 the operations of NUR Media Solutions were transferred to Nur Europe. In addition, during 2003, NUR Shanghai operations were transferred to NUR Asia Pacific.

During 2003, the manufacturing operations of Stillachem and NUR Salsa were transferred to Israel. As part of the transfer, the Company manufactures all its printers in a single plant located in Rosh Ha’Ayin, Israel and the ink manufacturing facilities were relocated to a new manufacturing plant in Ashkelon, Israel. In addition, NUR Salsa’s marketing operations were transferred to NUR America.

b.	Acquisition of NUR Pro Engineering Ltd.:

NUR Pro Engineering Ltd., a 50% joint venture, is engaged in the assembly of the Company’s printers. On May 11, 2003, the Company and the shareholders of NUR Pro Engineering Ltd. signed an additional share purchase agreement (“the Agreement”). According to the Agreement, the Company will purchase the remaining shares held by the shareholders (50%), in consideration for $ 850, which will be paid in monthly installments until March 31, 2004. The Company expects to complete the acquisition of Nur Pro Engineering by the end of the first quarter of 2004. As a result, the financial statements of Nur Pro Engineering, will be fully consolidated into the financial statements of the Group.

As of December 31, 2003, $ 460 has been paid in accordance with the agreement. (See Note 6).

c.	The Company purchases some of the ink and all of the ink-jet printer-heads used in its printers from a single supplier for each series of printers. The Company’s customers rely on the ink and ink-jet printerheads to operate their printers. Because the Company’s business depends on these items for sale and maintenance of its printers, a failure in supply or a change in credit terms could have a material adverse effect on the Company’s results of operations and financial position.

NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1:-	GENERAL (Cont.)

d.	The Company employs a limited number of unaffiliated subcontractors to manufacture components for its printers. The Company currently employs one 50% owned affiliated sub-contractor to assemble some of its printers (see b above).

Because the Company relies on a limited number of subcontractors, if the Company fails to maintain its relationships with its subcontractors or fails to develop alternative sources for its printer components, it could have a material adverse effect on the Company’s results of operations and financial position.

e.	Restructuring charges:

During the first and fourth quarters of 2001, the second and fourth quarters of 2002 and the second quarter of 2003 the Company decided to perform a series of strategic initiatives intending to further reduce costs and increase efficiency. As a result, approximately 60, 72 and 58 positions were eliminated by the Group in 2001, 2002 and 2003, respectively.

The restructuring charges consisted of the following:

In 2001:

a)	Consolidating the operations of NUR America and Salsa Digital Printers into one facility in San-Antonio.
b)	Consolidating the ink manufacturing of Stillachem into the facility of Salsa Digital Printers in San Antonio.
c)	Consolidating the Salsa Digital Printers R&D operations in Israel and the U.S. into the Company’s facility in Lod, Israel.

In 2002:

a)	Downsizing in the number of employees due to the reduction in sales levels.
b)	Relocating operations in Asia Pacific from China to Hong Kong.

In 2003:

a)	Consolidating the operations of NUR Media Solutions and Nur Europe.
b)	Relocating Nur Salsa operations to Israel.
c)	Relocating Nur Shanghai’s operations to Nur Asia Pacific.

In connection with SFAS No. 146, “Accounting for Costs Associated With An Exit Or Disposal Activity” (“SFAS 146”), the Group recorded during 2001, 2002 and 2003 restructuring charges of $ 3,237, $ 1,300 and $ 2,001, respectively.

NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands
NOTE 1:-	GENERAL (Cont.)

The changes in the accrued restructuring costs are as follows:

	June 30, 2003	Payments/ write-off	December 31, 2003

Employee termination and severance costs	$1,067	$1,067	$-
Other exit costs	934	934	-

Total special charges	$2,001	$2,001	$-

As of the years ended December 31, 2003, 2003 and 2001, all restructuring charges were fully paid or written-off.

The components and the classification of the restructuring charges for the years ended 2001, 2002 and 2003, are as follows:

	Year ended December 31,

	2001	2002	2003

	Restructuring charges

Restructuring charges:
Employee termination and severance costs	$1,881	$860	$1,067
Other exit costs	1,356	440	934

	$3,237	$1,300	$2,001

f.	As for additional information regarding the requirements of bank covenants see Note 11e.

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

The Company’s consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States (“US GAAP”).

a.	Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

b.	Financial statements in U.S. dollars:

The currency of the primary economic environment in which the operations of the Company and certain subsidiaries are conducted is the U.S. dollar (“dollar”); thus, the dollar is the reporting and functional currency of the Company and certain subsidiaries.

NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company’s and certain subsidiaries’ transactions and balances denominated in dollars are presented at their original amounts. Non-dollar transactions and balances have been remeasured to dollars in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 52 “Foreign Currency Translation”. All transaction gains and losses from remeasurement of monetary balance sheet items denominated in non-dollar currencies are reflected in the statements of operations as financial income or expenses, as appropriate.

For those subsidiaries whose functional currency has been determined to be their local currency, assets and liabilities are translated at year-end exchange rates and statement of operations items are translated at average exchange rates prevailing during the year. Such translation adjustments are recorded as a separate component of accumulated other comprehensive loss in shareholders’ equity (deficiency).

c.	Principles of consolidation:

The consolidated financial statements include the accounts of the Company and its wholly- owned subsidiaries. Intercompany transactions and balances including profit from intercompany sales not yet realized outside the Group, have been eliminated upon consolidation.

d.	Cash equivalents:

Cash equivalents are short-term highly liquid investments that are readily convertible to cash with original maturities of three months or less.

e.	Short-term restricted cash

Short-term restricted cash is primarily invested in highly liquid deposits, which are used as security for certain of the Company’s liabilities and obligations.

f.	Inventories:

Inventories are stated at the lower of cost or market value. Inventory write-offs are provided to cover risks arising from slow-moving items, technological obsolescence, excess inventories, discontinued products and for market prices lower than cost . In 2003, the Group wrote off an amount of approximately $ 13,100 in excess inventory, discontinued products and for market prices lower than cost, which has been included in cost of revenues.

Cost is determined as follows:

Raw materials – using the average cost method with addition of allocable indirect manufacturing costs.

Work-in-progress and finished products - on the basis of direct manufacturing costs with the addition of allocable indirect manufacturing costs.

NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

g.	Long-term trade receivables:

Long-term receivables from extended payment agreements are recorded at estimated present values determined based on prevailing rates of interest at the date of transaction and reported at the net amounts in the accompanying consolidated financial statements. Imputed interest is recognized, using the effective interest method as a component of interest income in the accompanying statements.

h.	Investments in an affiliated company:

The investment in NUR Pro Engineering, of which the Company owns 50% and can exercise significant influence, is presented using the equity method of accounting.

In these financial statements, affiliated companies are companies held to the extent of 20% or more (which are not subsidiaries), or companies less than 20% held, which the Company can exercise significant influence over operating and financial policy of the affiliate.

The Company’s investments in affiliates are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an investment may not be recoverable. As of December 31, 2003 based on managements’ most recent analyses, no impairment losses have been identified.

Investment in an affiliated company represents investments in ordinary shares. The Company applies EITF 99-10, “Percentage Used to Determine the Amount of Equity Method Losses” (“EITF No. 99-10”). Accordingly, losses of the investee are recognized based on the ownership level of the particular investee security held by the investor.

The Company expects to complete the acquisition of Nur Pro Engineering by the end of the first quarter of 2004. As a result, the financial statements at Nur Pro Engineering, will be fully consolidated into the financial statements of the Group (see Note 1b).

i.	Property, plant and equipment, net:

Property, plant and equipment are stated at cost, net of grants received and accumulated depreciation.

Depreciation is calculated using the straight-line method over the estimated useful lives of the assets at the following annual rates:

%

Machinery and equipment	10 - 33
Motor vehicles	15
Office furniture and equipment	6 - 10
Building	3
Leasehold improvements	Over the term of the lease

NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

j.	Impairment of long-lived assets:

The Group’s long-lived assets and certain identifiable intangibles are reviewed for impairment in accordance with Statement of Financial Accounting Standard No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS No. 144”), whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. As of December 31, 2003, impairment losses in the amount of approximately $ 1,021 have been identified. This amount is included in the statements of income under ongoing general and administrative expenses.

k.	Technology and other intangible assets:

Intangible assets acquired in a business combination for which date is on or after July 1, 2001, should be amortized over their useful lives using a method of amortization that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up, in accordance with Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets”, (“SFAS No. 142”). Acquired technology is amortized over a weighted average of 10 years, and the customer list is amortized over a weighted average of seven years. Amortization and impairment of goodwill, technology and other intangible assets for the years ended December 31, 2003, 2002 and 2001, were $2,955, $12,855 and $118, respectively.

l.	Revenue recognition:

The Company generates revenues from the sale of its products and from services to its products. The Company sells its products primarily through its direct sales force and distributors.

The Company adopted Emerging Issues Task Force (“EITF”) Issue No. 00-21, “Revenue Arrangements with Multiple Deliverables”.

In accordance with EITF No. 00-21, the Company concluded that its entire arrangements represents a single unit accounting. Accordingly, payments that are contingent upon performance are deferred until contingency is resolved.

Revenues from product sales are recognized in accordance with Staff Accounting Bulletin No. 104 “Revenue Recognition in Financial Statements” (“SAB. No 104”) upon delivery, provided that the collection of the resulting receivable is probable, there is a persuasive evidence of an arrangement, no significant obligations in respect of installation remain and the price is fixed or determinable. The Company does not grant a right of return.

NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Revenues from services are comprised of maintenance and support arrangements, installation and training, none of which are considered essential to the functionality of the products. Revenues from maintenance and support arrangements are deferred and recognized on a straight-line basis over the term of the arrangement and revenues from training and installation are recognized at the time the services are rendered.

Value of trade-in transactions of the Company’s printers are recorded at fair value as a discount from revenues in accordance with APB 29, “Accounting for Non-monetary Transactions”, and EITF 01-2, “Interpretations of APB Opinion No. 29”, when the cash consideration involved with such transactions is material.

Deferred revenue includes amounts received from customers for which revenue has not yet been recognized.

m.	Warranty costs:

The Group generally provides a warranty period of six months, at no extra charge. The Group estimates the costs that may be incurred under its basic limited warranty and records a liability in the amount of such costs at the time product revenue is recognized. Factors that affect the Group’s warranty liability include the number of installed units, historical and anticipated rates of warranty claims, and cost per claim. The Group periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary.

Changes in the Group’s liability during the year are as follows:

Balance at the beginning of the year	$(1,327)
Utilization of warranties	966
Changes in liability for warranty during the year	(16)

Balance at the end of the year	$(377)

n.	Research and development costs:

Research and development costs net of grants for funding approved research and development projects are charged to the statement of operations as incurred.

o.	Government grants:

Royalty-bearing grants from the Government of Israel for funding approved research and development projects are recognized at the time the Company is entitled to such grants, on the basis of the costs incurred and included as a reduction in research and development costs. Research and development grants amounted to $ 649, $ 1,449 and $ 687 in 2001, 2002 and 2003, respectively. Total royalties accrued or paid amounted to $ 432, $ 180 and $ 67 in 2001, 2002 and 2003, respectively and were recorded as part of the cost of revenues.

NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company also received non-royalty-bearing grants from the Fund for Encouragement of Marketing Activity. These grants are recognized at the time the Company is entitled to such grants on the basis of the costs incurred and included as a reduction in sales and marketing expenses.

The Company is also entitled to non-royalty-bearing grants for its participation in the “MAGNET” project financed by the Government of Israel. These grants are recognized at the time the Company is entitled to such grants, on the basis of the costs incurred and are recorded as a reduction in research and development expenses.

p.	Income taxes:

The Group accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes” (“SFAS No. 109”). This statement prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Group provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.

q.	Concentrations of credit risk:

Financial instruments that potentially subject the Group to concentrations of credit risk consist principally of cash and cash equivalents, short-term restricted cash, trade receivables, long-term trade receivables, restricted long-term bank deposits and long-term loan to an affiliate.

The majority of the Group’s cash and cash equivalents and short-term restricted cash are invested in dollar and Euro instruments with major banks in Israel, the U.S., Asia and Belgium. Management believes that the financial institutions that hold the group’s investments are financially sound and accordingly, minimal credit risk exists with respect to these investments. Such deposits in the United States may be in excess of insured limits and are not insured in other jurisdictions. However, management believes that such financial institutions are financially sound, and accordingly, minimal credit risk exists with respect to these investments.

The trade receivables and the long-term trade receivables of the Group are derived mainly from sales to customers located primarily in the U.S.A. and Europe. Management believes that credit risks are moderated by the diversity of its end-customers and geographic sales areas. The Group performs ongoing credit evaluations of its customers financial condition. An allowance for doubtful accounts is determined with respect to specific debts that the Group has determined to be doubtful of collection.

NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company has provided a long-term loan to an affiliate, amounting to $ 282 and $ 280 as of December 31, 2002 and 2003, respectively. The long-term loan is unsecured. The Company performs ongoing evaluations of the balances and to date, considers the credit risk to be low.

The Group has no significant off-balance-sheet concentration of credit risk such as foreign exchange contracts, option contracts or other foreign hedging arrangements.

r.	Severance pay:

The Company’s liability for severance pay is calculated pursuant to Israel’s Severance Pay Law based on the most recent salary of the employees multiplied by the number of years of employment, as of the balance sheet date. Employees are entitled to one month’s salary for each year of employment, or a portion thereof. The Company’s liability for all of employees, is fully provided by monthly deposits with severance pay funds, insurance policies and by an accrual. The value of these policies is recorded as an asset in the Company’s consolidated balance sheet.

The deposited funds include profits accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israel’s Severance Pay Law or labor agreements. The value of the deposited funds is based on the cash surrendered value of these policies, and includes immaterial profits.

Severance expenses for the years ended December 31, 2001, 2002 and 2003 amounted to $ 1,426, $ 716 and $ 1,388, respectively.

s.	Fair value of financial instruments:

The following methods and assumptions were used by the Group in estimating their fair value disclosures for financial instruments:

The carrying amounts of cash and cash equivalents, short-term restricted cash, trade receivables, other accounts receivable and prepaid expenses, short-term bank credit, other accounts receivable and prepaid expenses, current maturities of long-term loans, trade payables, trade payables to related parties, customer advances and other accounts payable and accrued expenses approximate their fair value, due to the short-term maturity of such instruments.

The carrying amounts of the Group’s long-term trade receivables, long-term loans to an affiliate and restricted long-term bank deposits, approximate their fair value. The fair value was estimated using discounted cash flow analyses, based on the Group’s investment rates currently available for similar type of investment arrangements.

The carrying amount of the Group’s long-term loans approximates their fair value. The fair value was estimated using discounted cash flow analyses, based on the Group’s incremental borrowing rates for similar type of borrowing arrangements.

NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

t.	Advertising expenses:

Advertising expenses are charged to the statement of operations, as incurred. Advertising expenses for the years ended December 31, 2001, 2002 and 2003 amounted to $ 554, $ 261 and $ 291, respectively.

u.	Basic and diluted net loss per share:

Basic net loss per share is computed based on the weighted average number of Ordinary shares outstanding during each year. Diluted net loss per share is computed based on the weighted average number of Ordinary shares outstanding during the period plus dilutive potential Ordinary shares considered outstanding during the year, in accordance with Statement of Financial Accounting Standard No. 128, “Earnings Per Share” (“SFAS No. 128”).

Outstanding stock options and warrants have been excluded from the calculation of the diluted net loss per Ordinary share when such securities are anti-dilutive for all periods presented. The total weighted average number of shares related to the outstanding options and warrants excluded from the calculations of diluted net loss per share was 931,736, 1,194,630 and 1,446,455 for the years ended December 31, 2001, 2002 and 2003, respectively.

v.	Accounting for stock-based compensation:

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

The Company adopted the disclosure provisions of Financial Accounting Standards Board Statement No. 148, “Accounting for Stock-Based Compensation - Transition and Disclosure” (“SFAS No. 148”), which amended certain provisions of SFAS 123 to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation, effective as of the beginning of the fiscal year. The Company continues to apply the provisions of APB No. 25, in accounting for stock-based compensation.

Pro forma information regarding net income and net earnings per share is required under Statement of Financial Accounting Standard No. 123 “Accounting for Stock-Based Compensation (“SFAS No. 123”) and has been determined as if the Company had accounted for its employee stock options under the fair value method of SFAS No. 123. The fair value for these options is amortized over their vesting period and estimated at the date of grant using a Black-Scholes Option Valuation Model with the following weighted-average assumptions for 2001, 2002 and 2003: risk-free interest rates of 2.0%, 2.0% and 3.2%, respectively; dividend yields of 0% for each year; volatility factors of the expected market price of the Company’s Ordinary shares of 0.74, 0.78 and 0.76, respectively; and an expected life of the option of 10 years for each year.

NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The following table illustrates the effect on net loss and loss per share, assuming that the Company had applied the fair value recognition provision of SFAS 123 on its stock-based employee compensation:

	Year ended December 31,
	2001	2002	2003
Net loss as reported	$(7,216)	$(24,065)	$(27,670)

Add: Stock-based compensation expense
determined under fair value method for all
awards, net of related tax effects	$(4,818)	$(614)	$(327)

Pro forma net loss	$(12,034)	$(24,679)	$(27,997)

Earnings per share:
Basic net loss per share, as reported	$(0.49)	$(1.42)	$(1.60)

Basic pro forma net loss per share	$(0.82)	$(1.45)	$(1.62)

Diluted net loss per share, as reported	$(0.49)	$(1.42)	$(1.60)

Diluted pro forma net loss per share	$(0.82)	$(1.45)	$(1.62)

The Company applies SFAS No. 123 and EITF 96-18 “Accounting for Equity Instruments That Are Issued to Other than Employees for Acquiring, or in Conjunction with Selling, Goods or Services” (“EITF 96-18”) with respect to options issued to non-employees. SFAS No. 123 requires use of an option valuation model to measure the fair value of the options at the grant date.

w.	Derivative and hedging activities:

The Company accounts for Derivatives and Hedging based on Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS No. 133”). SFAS No. 133 requires companies to recognize all of its derivative instruments as either assets or liabilities in the statement of financial position at fair value.

For derivative instruments not designated as hedging instruments, the gain or loss is recognized in other income/expense in current earnings during the period of change.

On June 28, 2002, the Company entered into call/put option agreement in the amount of approximately $ 10,000, to be executed on June 26, 2003. The gain (loss) that resulted was included in the statements of operations during 2002 and 2003, and was $ 221 and$ (5), respectively.

NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

x. The unqualification of the auditor’s opinion:

The report of Grant Thornton LLP on the financial statements of NUR Asia Pacific, a subsidiary of the Company, was qualified with respect to certain limitations in evidence and accounting records relating to the carrying value of inventory at December 31, 2002, resulting in changes to the carrying value of inventory and the subsidiary’s net loss in 2003, as discussed in their report. These effects on net loss are, in management’s opinion, not material in relation to the consolidated financial statements of the Company.

y.	Reclassification:

Certain amounts from prior years have been reclassified to conform to the current year representation. The reclassification had no effect on previously reported net loss, shareholders’ equity and cash flows.

z.	Impact of recently issued accounting standards:

In January 2003, the FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities” (“FIN 46”). The objective of FIN 46 as revised in December 2003, is to improve financial reporting by companies involved with variable interest entities. A variable interest entity is a corporation, partnership, trust, or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity’s activities or entitled to receive a majority of the entity’s residual returns or both. FIN 46 also requires disclosures about variable interest entities that the company is not required to consolidate but in which it has a significant variable interest. The consolidation requirements of FIN 46 apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements apply to older entities in the first fiscal year or interim period ending after March 15, 2004. Certain of the disclosure requirements apply in all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. As of December 31, 2003, the Company does not expect the adoption of FIN 46 to have a material impact on its consolidated financial statements.

NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 3:-	OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,
	2002	2003
Government authorities	$960	$1,657
Participations and grants receivable	864	677
Employees	167	97
Advances to suppliers (1)	1,546	273
Prepaid expenses	1,212	623
Other	782	2,473

	$5,531	$5,800

(1)	Includes $ 1,328 and $ 0 as of December 31, 2002 and 2003, respectively, paid in advance to an affiliate, NUR Pro Engineering, in respect of printers that have not yet been supplied.

NOTE 4:-	INVENTORIES

	December 31,
	2002	2003
Raw materials	$4,620	$8,571
Work-in-progress	4,307	172
Finished products	15,370	7,204

	$24,297	$15,947

NOTE 5:-	LONG-TERM TRADE RECEIVABLES

The aggregate annual maturities of long-term trade receivables from the sale of products are as follows:

	December 31,
	2002	2003
First year (current maturities)	$3,082	$956
Second year	1,404	654
Third year	330	104
Fourth year	26	-

	4,842	1,714
Less - current maturities	3,082	956

	$1,760	$758

Long-term trade receivables bear interest at the average rate of 13% per annum.

NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 6:-        INVESTMENTS IN AN AFFILIATED COMPANY

Investment in NUR Pro Engineering:

	December 31,
	2002		2003
Equity, net (1)		$308		$768
Long-term loans (2)		282		280

Total investments in NUR Pro Engineering		$590		$1,048

(1) Net equity as follows:
Net equity as of purchase date	$	*) -	$	*) -
Accumulated net earnings		308		308
Additional investment		-		460

		$308		$768

(2)	The Company granted NUR Pro Engineering loans as follows:

A loan in the amount of $ 175 linked to the U.S. dollar bearing annual interest at the rate of 3%. A maturity date has not yet been determined.

A loan in the amount of $ 100 denominated in NIS bearing no interest and to be repaid in 20 years.

*)	Represents an amount lower than $ 1.

NOTE 7:-       RESTRICTED LONG-TERM BANK DEPOSITS

Restricted long-term bank deposits are maintained with banks mainly to secure obligations to customers. Nur Europe is restricted from withdrawing any portion of the long-term bank deposits at any time, until the repayment of the leasing obligation by the customer. The restricted long-term bank deposits will mature in 2005, are linked to the Euro and bear a weighted average interest at a rate of 1.05%.

NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 8:-	PROPERTY, PLANT AND EQUIPMENT

a.	Composition of property and equipment is as follows:

	December 31,
	2002	2003
Cost:
Machinery and equipment	$5,309	$3,760
Motor vehicles	19	2
Office furniture and equipment	6,712	7,051
Buildings	1,392	1,392
Leasehold improvements	3,695	3,903

	17,127	16,108

Accumulated depreciation	5,551	10,024

Depreciated cost	$11,576	$6,084

b.	Depreciation expenses for the years ended December 31, 2001, 2002 and 2003, amounted to $ 3,014, $ 2,860 and $ 3,452, respectively. (As for impairment, see Note 2j).

As for charges, see Note 13c.

c.	Capital lease obligations

Nur Europe leases certain equipment under lease agreements which are recorded as capital leases. The related equipment is included in property, plant and equipment and depreciated accordingly.

Future minimum lease payment sunder the capital leases at December 31,:

2004	$85
2005	85
2006	85
2007	85
2008 and thereafter	595

935
Less - amounts representing interest	218

Present value of net minimum payments	717
Less- current portion	71

Non-current portion	$646

NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:-	TECHNOLOGY AND OTHER INTANGIBLE ASSETS, NET

a. Technology and other intangible assets:

1.	Composition of technology and other intangible assets:

	December 31,
	2002	2003
Original amounts:
Technology	$700	$700
Customer list	272	272
Patent rights	72	72

	1,044	1,044

Accumulated amortization:
Technology	118	182
Customer list	-	54
Patent rights	72	72

	190	308

Amortized cost	$854	$736

2. Estimated amortization expenses for the year ended:

December 31,
2004	$118
2005	118
2006	118
2007 and thereafter	382

$736

NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:-	TECHNOLOGY AND OTHER INTANGIBLE ASSETS, NET (Cont.)

b.	The unaudited results of operations presented below for the year ended December 31, 2001, reflect the impact on results of operations had the Group adopted the non-amortization provisions of SFAS No. 142 effective January 1, 2000:

Year ended December 31, 2001
Reported net loss	$(7,216)
Goodwill amortization	572

Proforma net loss	$(6,644)

Basic loss per share:
Reported net loss	$(0.49)
Goodwill amortization	0.04

Proforma net loss	$(0.45)

Diluted loss per share:
Reported net loss	$(0.49)
Goodwill amortization	0.04

Proforma net loss	$(0.45)

NOTE 10:-	SHORT-TERM BANK CREDIT AND LOANS

	Linkage terms	Interest rate		December 31.

		2002	2003	2002	2003
		%
	NIS -
Short-term bank credit	unlinked	11.59	-	$3,402	$-
		LIBOR	LIBOR
Short-term bank loans	U.S. dollar	+2.25	+2.75	2,442	4,587
Short-term bank credit	Euro	-	4.50	-	881
Short-term bank credit	U.S. dollar	-	3.63	-	9,636

				$5,844	$15,104

The weighted average interest rate as of December 31, 2002 and 2003 was 8.2% and 3.77%, respectively.

The total authorized credit line is $ 15,450 at December 31, 2003, which was fully utilized.

NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:-	LONG-TERM LOANS

a.	Composed as follows:

		Interest rate		December 31.

	Linkage terms	2002	2003	2002	2003

		%

From banks	U.S. dollar	4.5	Libor+2.5%	$31,423	$30,197
From leasing companies	Euro	4.95	4.95	648	646

				32,071	30,843
Less - current maturities				2,020	862

				$30,051	$29,981

b.	The aggregate annual maturities of long-term loans are as follows:

	December 31,

	2002	2003

First year (current maturities)	$2,020	$862

Second year	3,834	6,106
Third year	17,581	23,875
Fourth year	7,881	-
Fifth year and thereafter	755	-

	30,051	29,981

	$32,071	$30,843

c.	In July 2003, the Company entered into a Convertible Loan Agreement with certain existing shareholders (“the Lenders”), according to which the Company is entitled to receive up to a maximum possible loan (“the Loan”) amount of $ 3,500. Through December 31, 2003, the Company received an amount of $ 2,000 from the Lenders, on account of the Loan. The Loan is to be repaid after three and one-half years, unless converted into Ordinary shares by the Lenders or a defined event triggering early repayment is met. The Loan bears interest at a rate of 12% per annum. Furthermore, the Loan’s principal and interest may be converted by the Lender into Ordinary shares of the Company at any time during the loan term, at a conversion price of $ 0.62 per Ordinary share (“Conversion Price”). Warrants exercisable for purchase of up to 1,076,922 of the Company’s Ordinary shares were also issued to the lenders (based on such loan amounts advanced, divided by the Conversion Price). The warrants are exercisable at a price per Ordinary share of $ 0.52, at any time until October 2008.

NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:-	LONG-TERM LOANS (Cont.)

In accordance with APB No. 14, “Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants” (“APB No. 14”). The fair value of the warrants amounted to $ 711. However, for accounting purposes, the net proceed received has been allocated between the loan and the warrants, resulting in a value ascribed to the warrants in the amount of $466. This amount is amortized ratably until October 2008, and is included in financial expenses. For the year ended December 31, 2003, the Company recorded $ 29 in financial expenses.

The fair value of the warrants was estimated at the grant date using a Balck-Scholes option pricing model with the following assumptions: risk-free interest rate of 3.2%, dividend yield of 0%, volatility factors of the expected market price of the Company’s Ordinary shares of 0.76 and an expected life of ten years.

As of December 31, 2003, $ 2,000 of the Loans were converted into Ordinary shares by the Lenders and recorded as receipts on account of shares.

In connection with the issuance of the Loans and warrants, the Company has applied EITF 00-27, “Application of Issue No. 98-5 to Certain Convertible Instruments,” which resulted in the recognition of $ 676 related to the beneficial conversion feature on the Loans, because the effective Conversion Price of the convertible debt was less than the fair value of the Ordinary shares on the date of issuance, which is also the commitment date. As of December 31, 2003, the entire amount was recorded as financial expenses.

d.	During 2003, the Company entered into agreements with certain banks according to which the banks agreed to reschedule the repayment dates of the Company’s long-term loans and bank credit.

In connection with the loan rescheduling, the Company issued to the banks warrants to purchase an aggregate amount of 1,220,000 Ordinary shares of the Company, at an exercise price of $ 0.34 through $ 0.72 per share. The warrants expire on various dates during 2007.

The Company recorded compensation of approximately $ 494, which is being amortized ratably from March 2003 through April 2007, and is included in financial expenses. For the year ended December 31, 2003, the Company recorded $ 92 in financial expenses. This transaction was accounted for in accordance with APB No.14, “Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants” (“APB 14”).

The fair value of the warrants was estimated at the grant date using a Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 3.2%, dividend yield of 0%, volatility factors of the expected market price of the Company’s Ordinary shares of 0.76 and an expected life of five years.

NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 11:-	LONG-TERM LOANS (Cont.)

e.	During 2003, the Company did not comply with certain terms of the covenants set under their loan agreements with the banks.

During 2003, the Company received the banks written approval, not to act upon their contractual rights on the Company’s abovementioned default. The long-term loans balances are presented according to the original rescheduled periods.

In February 2004, the Company signed new agreements with the banks, according to which new covenants were arranged. The new covenants are as follows:

1.	To maintain an equity of no less than $ 500, $ 700, $ 1,000 and $ 1,300 during the first, second, third and fourth quarters of 2004, respectively, to maintain an equity of no less than $ 15,500 or less than 16% of the Company’s tangible assets in 2005.

2.	To maintain at the end of each quarter a cash balance of at least $ 6,000.

3.	To refrain from merging, consolidating, amalgamating or entering into any other form of business combination with a third party, or liquidating or dissolving.

4.	To maintain certain financial ratios relating to the Company’s earnings before income tax, depreciation and amortization (EBITDA) and the Company’s overall long-term debt to financial institutions.

5.	To further secure the Company’s outstanding credit by a guarantee in favor of the banks issued by the Company’s subsidiaries.

The long-term loans balances are presented according to the new rescheduled periods and in accordance with Statement of Financial Accounting No. 6, “Classification of Short-Term Obligation Expected to be Refinanced”.

Subsequent to the balance sheet date existing shareholders and new investors of the Company have given an indication for additional equity investment, of which $1,500 was secured in an escrow account.

The minimum investment required to meet the first quarter bank covenants, based on the preliminary result of operations for the first quarter of 2004, is approximately $2,700 thousand.

Based on the indications for additional investment that exceed the minimum equity required for the first quarter, the budget for 2004 and other indicators management is in the opinion that it will meet the bank covenants for the first quarter of 2004, and all preceding quarters.

NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 12:-	OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	December 31,

	2002	2003

Employees and payroll accruals	$2,841	$3,391
Government Authorities	1,293	766
Royalties payable	746	308
Warranty	1,327	377
Accrued expenses	2,777	2,935

	$8,984	$7,777

NOTE 13:-	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Lease commitments:

The Company and most of its subsidiaries rent their facilities under various operating lease agreements, which expire on various dates, the latest of which is in 2011. The minimum rental payments under non-cancelable operating leases are as follows:

Year ended December 31,

2004	$2,051
2005	1,235
2006	1,521
2007 and thereafter	50

$4,857

Total rent expenses for the years ended December 31, 2001, 2002 and 2003, were $ 1,778, $ 1,570 and $ 1,654, respectively.

b.	Royalty commitments:

1.	The Company entered into several project plans with the Chief Scientist of Israel’s Ministry of Industry and Trade. The Company has an obligation to pay royalties at the rate of 2%-3% of the sales derived from the applicable products developed within the framework of such research and development projects, up to an amount equal to 100% - 150% of the grant received, linked to the U.S. dollar and for grants received after January 1, 1999, accrued for interest at the rate of LIBOR. The Company has no obligation to repay this amount if sales are not sufficient to satisfy the royalty obligations.

In addition, Nur Median Solutions has an obligation to pay royalties at rates of 3%-6% on the sales of products developed with funds provided by the Government of Belgium, up to an amount equal to the research and development grants received in connection with such products, linked to the Euro.

NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 13:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

Total royalties accrued or paid amounted to $ 180, $ 67 and $ 675 for the years ended December 31, 2001, 2002 and 2003, respectively.

As of December 31, 2003, the Company and NUR Media Solutions have a contingent obligation to pay royalties in the amount of $ 3,196.

2.	The Company is required to pay royalties to the Fund for the Encouragement of Marketing Activity at the rate of 3%-4% of the increases in export sales of products for which the Company received participations for its marketing activities, up to an amount equal to 100%-150% of the grant received, linked to the U.S. dollar. Royalties regarding grants received from 1999 and accrued for interest at LIBOR interest.

The grant is repayable only in respect of sales of the related products, as a percentage of the growth in export sales. If there is no increase in export sales, or if the Company ceases producing the relevant products, the grant would not be repaid. As of December 31, 2003, the Company paid an aggregate amount of $ 346.

As of December 31, 2003, the Company has a contingent obligation to pay royalties in the amount of $ 411.

c.	Charges and guarantees:

1.	As collateral for its liabilities to the banks, the Company recorded fixed charges on certain assets and share capital, as well as a floating lien on all of its assets.

2.	Bank deposit in the amount of $ 628 secures bank guarantees and letters of credit.

d.	Litigation:

During 2002, the Company filed three lawsuits against customers of NUR Shanghai. As a result, the customers filed lawsuits against Nur Shanghai, in the amount of $ 392. Based on the opinion of its legal counsel, management did not record any provision with respect to these claims.

During 2003, a former supplier filed a lawsuit against NUR Media Solutions, in the amount of € 943 thousand. Based on management’s estimate and the opinion of its legal counsel, the Company did not record any provision in respect of this claim.

During 2003, a former employee filed a lawsuit against NUR Japan, in the amount of $ 40. Based on management’s estimate and the opinion of its legal counsel, the Company did not record any provision in respect of this claim.

During 2003, a government institution in the United States filed a claim against the Nur America regarding payments due to employees in the amount of $ 80. Company management believes that actual payments on account of the claim will amount to $ 55. Nur America has provided an allowance in the amount of $ 55.

NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 14:-	TRANSACTIONS AND BALANCES WITH RELATED PARTIES

a.	Accounts payable in respect of an affiliate, NUR Pro Engineering, are in respect of the assembly of the Company’s printers. The amount is linked to the NIS and does not bear any interest (as for advances to a supplier, see Note 3).

b.	A company wholly-owned by the Company’s former CEO rendered services to certain subsidiaries. The Group’s expenses during the years 2001, 2002 and 2003 in respect of such services amounted to $ 73, $ 60 and $ 220, respectively.

c.	Loans to related parties, see Note 6.

d.	In February 2002, the Company signed a service agreement with the Chairman of the Board of Directors for an annual fee of $ 125, which will be paid by the issuance of Ordinary shares of the Company. In 2002 and 2003, in respect of this agreement, 70,773 and 184,754 Ordinary shares were issued, respectively.

e.	In October 2003, the Company entered into an engagement agreement with a certain law firm, that is owned, among others, by the brother of the Company’s CEO. Under the engagement agreement, the law firm represented the Company in litigations against third parties and provided legal services as needed in Israel and in Belgium. The aggregate consideration for the services provided to the Company and to its subsidiaries by the law firm amounted to approximately $ 70 in 2003. During 2004 the Company’s audit committee and Board of Directors reviewed, ratified and approved the terms of the engagement agreement.

NOTE 15:-	SHAREHOLDERS’ EQUITY (DEFICIENCY)

a.	The Ordinary shares of the Company are currently listed for trade on the Nasdaq SmallCap Market as of May 2003, as a result of the Company’s non compliance with Nasdaq listing requirements.

b.	Shareholders’ rights:

Ordinary shares confer upon their holders voting rights, the right to receive dividends and the right to share in excess assets upon liquidation of the Company.

NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 15:-	SHAREHOLDERS’ EQUITY (DEFICIENCY) (Cont.)

c.	On January 17, 2002, the Company effected a private offering of its securities in which the Company issued 2,333,333 Ordinary shares of NIS 1 par value each in consideration of $ 7,000 (excluding issuance expenses).

In addition, as part of the share purchase agreement, the Company issued to the investors warrants exercisable into an aggregate of 612,500 Ordinary shares. The warrants will be exercisable until January 2006 at $ 4.5 per Ordinary share.

d.	Stock Option Plans:

1.	In October 1995, the Company’s Board of Directors adopted a Flexible Stock Incentive Plan (“1995 Plan”). The Stock Incentive Plan provides for grants of stock options to the Company’s employees and outside consultants. An aggregate amount of not more than 500,000 stock options are available for grant under the Stock Incentive Plan. Of such amount, (i) not more than 414,768 options are available for grant as stock options on the basis of future services (“service options”), (ii) not more than 18,232 options may be granted as stock options on the basis of performance (“performance options” - as of December 31, 2003 there are no outstanding performance options) and (iii) not more than 67,000 options may be granted as stock options to consultants on the basis of service or performance in respect of the public offering (“consultant options”).

The service options usually vest over a four-year period with an exercise price of not less than 80% of the fair market value of the Ordinary shares at the date of grant (as defined in the stock incentive plan).

Consultant options usually vest immediately based on past services rendered as the board determines. The options expire usually after 10 years from the date of grant.

In October 1997, the Company adopted an additional stock option plan. According to that option plan, 1,200,000 options will be granted to the Company’s and its subsidiaries’ employees, directors and consultants. In October 1998 and August 1999, the Company’s and its subsidiaries’ shareholders approved the increase in the number of options available for grant by 500,000, and 500,000 options, respectively. The options usually vest over a three-year period with an exercise price of not less than 80% of the fair market value of the Ordinary shares at the date of grant (as defined in the stock option plan). Each option usually expires after 10 years from the date of grant.

In December 1998, the Company’s shareholders approved the directors stock option plan (“1998 plan”) according to which 250,000 options are available for grant with an exercise price of the average of the closing bid and sale price at the issuance date. Each option is vested immediately and will expire after 10 years.

NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 15:-	SHAREHOLDERS’ EQUITY (DEFICIENCY) (Cont.)

In August 2000, the Company’s Board of Directors adopted the 2000 Stock Option Plan (“2000 plan”). According to that option plan, 1,000,000 options may be granted to officers, directors, employees and consultants of the Company and its subsidiaries. The Options usually vest over a three-year period. The exercise price of the options under the 2000 plan is determined to be not less than 80% of the fair market value of the Company’s Ordinary shares at the time of grant, and they usually expire after 10 years from the date of grant. The 2000 plan expires on August 31, 2008, unless previously terminated or extended by the Board of Directors.

During 2001, 2002 and 2003, the Company granted to directors (including the Chairman of the Board of Directors) 20,834, 10,000 and 27,501 options, respectively.

Under the Company’s 1995, 1997, 1998 and 2000 plans, the Company reserved for issuance 466,739, 1,735,671, 250,000 and 2,497,590 Ordinary shares, respectively. As of December 31, 2003, 0, 0, 92,499, and 862,680 options, respectively, are still available for future grants under these plans. Any options, which are canceled or forfeited before expiration, become available for future grant.

In November 2003, the Company decided to terminate the 1995 and 1997 plans and to increase the number of Ordinary shares authorized to be issued under the 2000 plan in the aggregate amount that was outstanding under these plans.

In May 2002, the Company offered to option holders the right to cancel and exchange certain stock options granted to them under the Company’s 1995, 1997 and 2000 Stock Option Plans. At such time, which is not less than six months and one day from the date of cancellation of such Stock Options, the Company shall grant one new option for every cancelled option to those employees who are employees by the Company at such time. The exchange offer expired on June 15, 2002 and resulted in the cancellation of 1,245,316 options with varying exercise price. 1,219,584 new options were granted on December 17, 2002. All options were granted with an exercise price equal to the share price at the date of grant.

NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 15:-	SHAREHOLDERS’ EQUITY (DEFICIENCY) (Cont.)

2.	A summary of the Company’s share option activity at December 31, 2003 for the Plans is as follows:

		Options outstanding
	Available for grant	Number of options	Weighted average exercise price
Balance as of January 1, 2001	3,553,615	2,530,610	$5.45

Options granted	(505,734)	505,734	$5.05
Options exercised	-	(225,835)	$2.46
Options forfeited	569,530	(569,530)	$7.66

Balance as of December 31, 2001	3,617,411	2,240,979	$5.10
Increase of 2000 stock option plan	1,000,000	-	$-
Options granted	(2,414,466)	2,414,466	$1.07
Options forfeited or cancelled	1,702,166	(1,702,166)	$5.96

Balance as of December 31, 2002	3,905,111	2,953,279	$1.31
Options granted	(3,659,923)	3,659,923	$0.70
Options exercised	-	(73,668)	$0.73
Options forfeited or cancelled	709,991	(709,991)	$1.82

Balance as of December 31, 2003	955,179	5,829,543	$1.46

The number of options exercisable as of December 31, 2001, 2002 and 2003 was 1,092,851, 1,474,122 and 4,412,711, respectively.

The weighted average exercise price of options exercisable as of December 31, 2001, 2002 and 2003 is $ 4.51, $ 1.60 and $ 1.65, respectively.

NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 15:-	SHAREHOLDERS’ EQUITY (DEFICIENCY) (Cont.)

3.	The options outstanding as of December 31, 2003 have been separated into ranges of exercise price, as follows:

Range of exercise price	Options outstanding as of December 31, 2003	Weighted average remaining contractual life	Weighted average exercise price	Options exercisable as of December 31, 2003	Weighted average exercise price of exercisable options
$		Years
0.37-0.69	2,989,089	5.38	$0.52	2,279,922	$0.41
0.72-0.78	789,024	6.83	$0.72	711,359	$0.72
0.90-1.50	573,833	5.00	$1.07	336,833	$1.18
1.63-1.86	404,334	9.96	$1.64	13,334	$1.86
1.94-2.75	186,000	2.28	$2.20	186,000	$2.20
3.20-4.67	660,500	7.70	$4.50	658,500	$4.50
5.00-7.00	146,100	2.73	$5.29	146,100	$5.29
7.50-13.5	80,663	4.26	$11.71	80,663	$11.71

	5,829,543		$1.46	4,412,711	$1.65

4.	Weighted-average fair values and exercise price of options on dates of grant are as follows:

	For exercise prices on the date of grant that
	Equal market price			Exceed market price			Are less than market price
	2001	2002	2003	2001	2002	2003	2001	2002	2003
Weighted average exercise prices	$4.25	$0.92	$0.61	$6.87	$2.92	$1.62	$-	$-	$0.06

Weighted average
fair value on
grant date	$3.31	$0.78	$0.48	$5.29	$2.25	$1.27	$-	$-	$0.08

NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 15:-	SHAREHOLDERS’ EQUITY (DEFICIENCY) (Cont.)

e.	Warrants to consultants investors and others:

The Company’s outstanding warrants as of December 31, 2003, are as follows:

Issuance date	Number of warrants issued	Exercise price per share	Warrants exercisable	Expiration date

December 1997	50,000	$1.00	50,000	December 2005
January 2000	15,000	$2.75	15,000	January 2004
February 2000	25,000	$4.50	25,000	February 2004
September 2000	37,411	$13.36	37,411	September 2005
January 2002	612,500	$4.50	612,500	January 2006
February 2002	120,000	$5.00	120,000	February 2006
November 2002	11,000	$0.78	11,000	November 2006
March 2003	240,000	$0.34	240,000	March 2007
June 2003	27,000	$0.72	27,000	June 2007
August 2003	953,000	$0.62	953,000	August 2007
October 2003	1,076,922	$0.52	1,076,922	October 2008

	3,167,833		3,167,833

f.	Accumulated other comprehensive loss:

Accumulated other comprehensive loss

Balance as of December 31, 2002	$(1,286)
Accumulated foreign currency translation adjustments	149

Accumulated other comprehensive loss as of December 31, 2003	$(1,137)

g.	Dividends:

In the event that cash dividends are declared in the future, such dividends will be paid in NIS.

A dividend paid to shareholders outside Israel will be converted into dollars, on the basis of the exchange rate prevailing at the date of payment. The Company does not intend to pay cash dividends in the foreseeable future.

NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 16:-	TAXES ON INCOME

a.	Tax benefits under the Law for the Encouragement of Capital Investments, 1959 (the “law”):

Certain of the Company’s production facilities have been granted the status of “Approved Enterprise” under the law, under three separate investment plans.

According to the provisions of this law, the Company elected to enjoy “alternative benefits” which provide tax benefits in exchange for waiver of grants. Accordingly, the Company’s income from the “Approved Enterprise” will be tax-exempt for a period of 2, 4 and 4 years, for the first, second and third plan, respectively, commencing with the year it first earns taxable income. Based on the percentage of foreign ownership of the Company, income derived during the remaining periods of five, three and three years, respectively of benefits is taxable at the rate of 15% to 20%.

The period of tax benefits detailed above is subject to limits of 12 years from the commencement of production, or 14 years from receiving the approval, whichever is earlier. Given the abovementioned conditions, the period of benefits for the first and second plans commenced in 1994 and 1999, respectively. The first plan was terminated in 2001 and the second plan will terminate in 2004. The period of benefits for the third plan have not yet commenced.

The entitlement to the above benefits is conditional upon the Company fulfilling the conditions stipulated by the above law, regulations published thereunder and the letters of approval for the specific investments in “Approved Enterprises”. In the event of failure to comply with these conditions, the benefits may be canceled and the Company may be required to refund the amount of the benefits, in whole or in part, including interest. As of the balance sheet date, the Company complies with all these conditions.

The tax-exempt profits earned by the Company’s “Approved Enterprise” can be distributed to shareholders, without imposing a tax liability on the Company, only upon the complete liquidation of the Company. If these retained tax-exempt profits are distributed in a manner other than upon the complete liquidation of the Company, they would be taxed at the corporate tax rate applicable to such profits as if the Company had not elected the alternative tax benefits (currently - 15%-20% for an “Approved Enterprise” based on the percentage of foreign ownership of the Company).

The Company has decided to permanently reinvest the tax exempt profits resulting from the “Approved Enterprise” status and not to distribute such profits as dividends. Accordingly, no deferred income taxes have been provided in respect of said tax exempt profits.

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

Results for tax purposes are measured in terms of earnings in NIS after certain adjustments for increases in Israel’s Consumer Price Index (“CPI”). As explained in Note 2b, the financial statements are measured in U.S. dollars. The difference between the annual change in Israel’s CPI and in the NIS/dollar exchange rate causes a difference between taxable income and the income before taxes shown in the financial statements. In accordance with paragraph 9(f) of SFAS No. 109, the Company has not provided deferred income taxes in respect of the difference between the reporting currency and the tax bases of assets and liabilities.

c.	Tax benefits under the Law for the Encouragement of Industry (Taxation), 1969:

The Company is an “industrial company”, as defined by this law and, as such, is entitled to certain tax benefits, including accelerated rates of depreciation, in accordance with regulations published under the inflationary adjustments law. The Company is also entitled to deduct the offering expenses and patent amortization costs from its taxable income in three and eight equal annual installments, respectively.

NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except per share data)

NOTE 16:-	TAXES ON INCOME (Cont.)

d.	Theoretical tax expense:

A reconciliation of the theoretical tax expense, assuming all income is taxed at the statutory rate applied to corporations in Israel and the actual tax expense, is as follows:

	Year ended December 31,
	2001	2002	2003

Theoretical taxes on income (tax benefit) computed at the rate of 36%	$(2,722)	$(8,651)	$(9,888)
Increase (decrease) in taxes:
Approved enterprise (1)	1,498	1,179	57
Reduced statutory tax rate of a subsidiary	(5,886)	402	(506)
Non-deductible and other expenses	207	248	82
Carryforward loss, generated during the year
for which a valuation allowance was
provided	6,943	6,856	10,457
Utilization of operating carryforward tax
losses from prior years	(231)	-	-

Actual tax expense (tax benefit)	$(191)	$34	$202

(1) Basic net loss per share amounts of
the tax benefits resulting from the
"Approved Enterprise" benefits	$(0.10)	$(0.07)	$-

Diluted net loss per share amounts of
the tax benefits resulting from the
"Approved Enterprise" benefits	$(0.10)	$(0.07)	$-

e.	Taxes on income (benefit) included in the
statements of operations:

Current:
Domestic	-	-	$(450)
Foreign	472	77	52

	472	77	(398)

Deferred:
Domestic	(656)	(43)	600
Foreign	(7)	-	-

	(663)	(43)	600

	$(191)	$34	$202

NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 16:-	TAXES ON INCOME (Cont.)

f.	Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Groups’ deferred tax assets are as follows:

	December 31,
	2002	2003
Deferred tax asset:
Net operating losses and deductions carryforward	$10,740	$26,614
Others	375	85

Net deferred tax assets before valuation allowance	11,115	26,699

Valuation allowance (1)	(9,526)	(25,710)

Net deferred tax assets	$1,589	$989

Domestic	$1,589	$989
Foreign	-	-

	$1,589	$989

Presented as follows:
Current assets	$-	$-
Long-term assets	1,589	989

	$1,589	$989

(1)	The Group has provided valuation allowances in respect of deferred tax assets resulting from tax losses carryforward and other temporary differences. Management currently believes that since the Company has a history of losses it is more likely than not that the deferred tax regarding all loss carryforwards will not be utilized in the foreseeable future.

g.	Carryforward tax losses and deductions:

As of December 31, 2003, the Company had available carryforward tax losses and deductions aggregating to approximately $ 17,000.

Additional carryforward losses of NUR America and NUR Salsa, in the amount of approximately $ 24,500, which is located in the U.S., will expire in 2021. Utilization of U.S. net operating losses may be subject to substantial annual limitation due to the “change in ownership provision of the Internal Revenue Code of 1986” and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 16:-	TAXES ON INCOME (Cont.)

NUR Asia Pacific and NUR Shanghai had available carryforward losses as of December 31, 2003 aggregating to approximately $ 18,000, which have no expiration date.

NUR Japan had available carryforward losses as of December 31, 2003 aggregating to approximately $ 300, which expire in 2007.

NUR Europe and NUR Media Solutions had available carryforward losses as of December 31, 2003 aggregating to approximately $ 23,400, which have no expiration date.

h.	Loss before income taxes consists of the following:

	Year ended December 31,
	2001	2002	2003
Domestic	$(6,238)	$(3,834)	$572
Foreign	(1,323)	(20,197)	(28,040)

	$(7,561)	$(24,031)	$(27,468)

NOTE 17:-	MAJOR CUSTOMERS AND GEOGRAPHIC INFORMATION

a.	Summary information about geographic areas:

The Company manages its business on the basis of one reportable segment. See Note 1a for a brief description of the Company’s business. The following data is presented in accordance with Statement of Financial Accounting Standard No. 131 (“SFAS No 131”), “Disclosures about Segments of an Enterprise and Related Information”. Total revenues are attributed to geographical areas based on location of end customers.

The following table presents total revenues and long lived assets for the years ended December 31, 2001, 2002 and as of December 31, 2001, 2002 and 2003, resectively:

	2001		2002		2003
	Total revenues	Long- lived assets	Total revenues	Long- lived assets	Total revenues	Long- lived assets
Israel	$1,873	$3,989	$355	$4,327	$925	$4,253
Asia (except China)	20,338	415	15,511	728	9,604	143
China	13,492	790	4,436	493	51	-
America (except the
U.S.A.)	15,999	-	15,700	-	1,017	8
U.S.A	22,960	8,615	13,196	3,974	16,306	353
Europe	41,757	12,692	32,876	3,060	36,370	2,147
Others	3,958	-	3,181	-	1,301	-

	$120,377	$26,501	$85,255	$12,582	$65,574	$6,904

NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 17:-	MAJOR CUSTOMERS AND GEOGRAPHIC INFORMATION (Cont.)

b.	Product lines:

Total revenues from external customers distributed on the basis of the Company’s product lines are as follows:

	Year ended December 31,
	2001	2002	2003
Printers	$65,265	$43,185	$35,890
Ink	31,390	21,904	17,637
Substrates	12,539	10,418	2,321
Others	11,183	9,748	9,726

	$120,377	$85,255	$65,574

c.	Major customer data as a percentage of total revenues:

The Group does not have any major customer that represents 10% or more of the consolidated revenues.

NOTE 18:-	SELECTED STATEMENTS OF OPERATIONS DATA

a. Research and development expenses, net:

	Year ended December 31,
	2001	2002	2003
Research and development expenses	$10,883	$9,191	$7,233
Less - participation of the Israeli and Belgian
governments in research and development projects	649	1,449	687

	$10,234	$7,742	$6,546

b.Financial expenses:

Expenses:
Interest on short-term bank credit and charges	$(1,364)	$(2,710)	$(2,772)
Interest on long-term loans	(1,368)	(54)	-
Foreign currency translation differences (1)	(1,630)	(683)	(2,673)

	(4,362)	(3,447)	(5,445)

Income:
Interest on bank deposits and other	365	167	490
Foreign currency translation differences (1)	661	1,958	2,798

	1,026	2,125	3,288

	$(3,336)	$(1,322)	$(2,157)

(1)	Include losses from non-hedging forward and option contracts. (See Note 2w).

NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 18:-	SELECTED STATEMENTS OF OPERATIONS DATA (Cont.)

c.	The following table sets forth the reconciliation of basic and diluted net losses per share:

	Year ended December 31,
	2001		2002		2003
Numerator:
Net losses available to shareholders of
Ordinary shares		$(7,216)		$(24,065)		$(27,670)

Numerator for diluted net losses per share -
earnings available to shareholders of
Ordinary shares		$(7,216)		$(24,065)		$(27,670)

Denominator:
Weighted average number of Ordinary
shares (denominator for basic net loss
per share)		14,655,048		17,055,606		17,272,089
Effect of dilutive securities:
Employee and non-employee
stock options and warrants	*)	-	*)	-	*)	-

Denominator for diluted net loss per share		14,655,048		$17,055,606		$17,272,089

*)	Anti-dilutive.

NOTE 19:-	SUBSEQUENT EVENTS (UNAUDITED)

a.	In March 2004, as part of the Convertible Loan and Warrant Agreement, the Company issued 3,225,805 Ordinary shares to the investors.

b.	On February 2004, NUR received a demand letter from the OCS claiming that NUR outstanding liability for royalties to the OCS in connection with the sale of NUR Fresco printers aggregates to $ 0.75 million, of which $ 0.36 million are dispute amount by NUR. NUR responded to the demand letter by denying the OCS claims with respect to the disputed amount, and it is currently trying to settle the differences between the parties out-of-court. Based on management’s estimate and the opinion of its in-house legal counsel, the Company did not record any provision in respect of this dispute.

Report of Independent Accountants on
Financial Statement Schedule

To the Board of Directors of
NUR Macroprinters Ltd.

                Our audits of the consolidated financial statements referred to in our report dated February 26, 2004 as to which the date is appearing in the 2003 Annual Report to the Shareholders of NUR Macroprinters Ltd. also included an audit of Financial Statement Schedule II - Valuation and Qualifying Accounts - listed in Item 18 of this Form 20-F. In our opinion, the schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.

Tel-Aviv, Israel March 30, 2004	/s/ KOST FORER & GABBAY A Member of Ernst & Young Global

S-1

SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS
Three years ended December 31, 2003
In thousands of US Dollars

Column A	Column B		Column C		Column D		Column E

	Balance opening period	at of	Provision Doubtful Accounts	for	Write-off Previously Provided Accounts	of	Balance at End of Period
Year ended December 31, 2003
Allowance for Doubtful Accounts	5,768		7,639		(8,444)		4,963
Year ended December 31, 2002
Allowance for Doubtful Accounts	3,922		3,464		(1,618)		5,768
Year ended December 31, 2001
Allowance for Doubtful Accounts	4,593		753		(1,424)		3,922

Year ended December 31, 2003
Deffered tax Valuation Allowance	9,526		--		16,184		25,710
Year ended December 31, 2002
Deffered tax Valuation Allowance	9,025		--		501		9,526
Year ended December 31, 2001
Deffered tax Valuation Allowance	4,453		--		4,572		9,025

S-2