Form 20-F
period 2004-12-31
NUR MACROPRINTERS LTD
filed 2005-07-15
CIK 946394

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 OR

For the fiscal year ended December 31, 2004

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

Ordinary Shares, NIS 1.0 par value per share

Title of Class

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Title of Class

        Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2004: 26,165,215 Ordinary Shares, NIS 1.0 par value per share

        Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒ No ☐

        Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐ Item 18 ☒

EXPLANATORY NOTE

        The U.S. GAAP consolidated balance sheets, consolidated statements of operations, changes in shareholders’ equity (deficiency), consolidated statements of cash flows for the years ended December 31, 2003 and 2002 and the consolidated balance sheet as of December 31, 2003, including the applicable notes thereto, contained in “Item 18: Financial Statements” of this annual report on Form 20-F have been restated from those financial statements previously presented as a result of the implementation of a new revenue recognition policy and a deferred tax valuation with respect to 2003. The financial information for the years ended December 31, 2001 and 2000 have not been restated due to the fact that the restatement of these financial statements on an audited or unaudited restated basis cannot be accomplished without unreasonable effort or expense. NUR has not amended, and does not intend to amend, its previously filed annual reports on Form 20-F for the years affected by the restatements that ended prior to December 31, 2004. For this reason, those prior annual reports and consolidated financial statements, auditors’ reports and related financial information for the affected years contained in such reports should no longer be relied upon. For a description of the restatements, see “Item 5.A: Certain Critical Accounting Policies” and Note 1(g) “Restatement of financial statements” contained in the notes to the audited U.S. GAAP consolidated financial statements included herein.

FORWARD-LOOKING STATEMENTS

        In addition to historical information, this annual report on Form 20-F contains forward-looking statements. Some of the statements under “Item 3.D: Risk Factors,” “Item 5: Operating and Financial Review and Prospects,” “Item 4: Information on NUR” and elsewhere in this report, constitute forward-looking statements. These statements relate to future events or other future financial performance, and are identified by terminology such as “may,” “will,” “should,” “expect,” “scheduled,” “plan,” “intend,” “anticipate,” “believe,” “estimate, “aim,” “potential,” or “continue” or the negative of those terms or other comparable terminology. These forward-looking statements are subject to certain risks, uncertainties and assumptions about us that could cause actual results to differ materially from those reflected in the forward-looking statements. These forward-looking statements are based, among other things, on assumptions in connection with:

—	the price and market liquidity of our ordinary shares;

—	our ability to attain necessary working capital;

—	the growth of the market for wide format and super wide format digital printing systems;

—	the market demand for our products;

—	our ability to retain key technical and management personnel;

—	our ability to retain our current suppliers and subcontractors;

—	the possibility of future litigation; and

—	our future performance, sales, gross margins, expenses (including stock-based compensation expenses) and cost of sales.

        Assumptions relating to the foregoing involve judgment with respect to, among other things, future economic, competitive and market conditions, and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. In light of the significant uncertainties inherent in the forward-looking information included herein, the inclusion of such information should not be regarded as a representation by us or any other person that our objectives or plans will be achieved. Factors that could cause actual results to differ from our expectations or projections include the risks and uncertainties relating to our business described in this annual report under “Item 3.D: Risk Factors” and “Item 5: Operating and Financial Review and Prospects.” Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management’s analysis as of the date hereof. We undertake no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof, except as required by applicable law. In addition to the disclosure contained herein, readers should carefully review any disclosure of risks and uncertainties contained in other documents that we file from time to time with the Securities and Exchange Commission.

PART I

ITEM 1: Identity of Directors, Senior Management and Advisors

         Not Applicable.

ITEM 2: Offer Statistics and Expected Timetable

         Not Applicable.

ITEM 3: Key Information

        Not Applicable except for Items 3.A and 3.D, which are detailed below.

A.	Selected Financial Data

        The U.S. GAAP consolidated balance sheets, consolidated statements of operations, changes in shareholders’ equity (deficiency), consolidated statements of cash flows for the years ended December 31, 2003 and 2002 and the consolidated balance sheet as of December 31, 2003, including the applicable notes thereto, contained in “Item 18 – Financial Statements” of this annual report on Form 20-F have been restated from those financial statements previously presented as a result of the implementation of a new revenue recognition policy and deferred tax valuation with respect to 2003. The financial information for the years ended December 31, 2001 and 2000 have not been restated due to the fact that the restatement of these financial statements on an audited or unaudited restated basis cannot be accomplished without unreasonable effort or expense.

        The following selected consolidated statement of income data for the years ended December 31, 2002, 2003 and 2004, and the selected consolidated balance sheet data as of December 31, 2003 and 2004, have been derived from the audited consolidated financial statements of NUR Macroprinters Ltd., together with its subsidiaries, as restated. These financial statements have been prepared in accordance with generally accepted accounting principles in the United States. The selected consolidated balance sheet data as of December 31, 2002 has been derived from the NUR’s audited consolidated financial statements not included in this Form 20-F and have also been prepared in accordance with generally accepted accounting principles in the United States.

        The following tables present the financial data for NUR together with our subsidiaries NUR Media Solutions, NUR America, NUR Europe, NUR Shanghai, NUR Asia Pacific, Salsa Digital Printers, NUR Hungary Trading and Software Licensing Limited Liability Company, NUR DO Brazil Ltda., Encre Consumables B.V. and NUR Japan. Financial date for Stillachem is incorporated only with respect to 2002 and the first three months of 2003, and financial data for NUR Pro Engineering is incorporated only with respect to 2004.

        As indicated in the explanatory note above, the financial data for the years 2002 and 2003 have been restated as a result of the implementation of a new revenue recognition policy and a deferred tax valuation for 2003. Pursuant to Item 3.A.1 of Form 20-F, selected financial data as of and for the years ended December 31, 2000 and 2001 have been omitted because such information cannot be provided on an audited or unaudited restated basis without unreasonable effort or expense. We believe that preparation of such information would involve unreasonable effort or expense because (1) certain of NUR’s offices have been moved, resulting in significant personnel turnover and (2) certain subsidiaries that were relevant to the results of operations for those periods are no longer active, making securing certain financial records extremely difficult.

        In their report regarding our consolidated financial statements for the year ended December 31, 2004, included elsewhere in this report, our independent registered public accounting firm indicates that there is substantial doubt as to our ability to continue as a going concern.

        The selected consolidated financial statements set forth below should be read in conjunction with and are qualified by reference to NUR’s consolidated financial statements and the related notes as well as “Item 5: Operating and Financial Review and Prospects” included elsewhere in this Form 20-F.

Consolidated Statements of Operations
(in thousands of U.S. Dollars except per share and share data)

	Year ended December 31,
	2002	2003	2004

Revenues:
Sales of printers, related products and services	$84,886	$68,714	$76,723

Total revenues	84,886	68,714	76,723

Cost of revenues:
Cost of sales of printers and related products	57,349	41,337	50,890
Inventory write-off	975	13,154	9,658

Total cost of revenues	58,324	54,491	60,548

Gross profit	26,562	14,223	16,175

Operating expenses:
Research and development	9,191	7,233	8,008
Less royalty-bearing grants	1,449	687	-

Research and development expenses, net	7,742	6,546	8,008

Selling and marketing, net	12,744	11,321	9,529
General and administrative:
Ongoing expenses	11,953	11,121	10,518
Doubtful debt expenses resulting from relocation
of operations	2,881	6,694	6,266
Amortization and impairment of goodwill	3,836	-	-
Amortization and impairment of technology and
other intangible assets	9,049	118	862
Restructuring charges	1,300	2,001	-

Total operating expenses	49,505	37,801	35,183

Operating loss	(22,943)	(23,578)	(19,008)
Financial expenses, net	(1,322)	(2,157)	(3,187)
Other expenses, net	(124)	(265)	(301)

loss before taxes on income	(24,389)	(26,000)	(22,496)
Taxes on income (tax benefit)	34	1,191	19

Income (loss) after taxes on income	(24,423)	(27,191)	(22,515)
Net loss	$(24,423)	$(27,191)	$(22,515)

Basic net loss per share	$(1.44)	$(1.57)	$(0.93)

Diluted net loss per share	$(1.44)	$(1.57)	$(0.93)

Weighted average number of shares used in
computing basic net loss per share	17,005,606	17,272,089	24,235,406

Weighted average number of shares used in
computing diluted net loss per share	17,005,606	17,272,089	24,235,406

	Consolidated Balance Sheet Data (in thousands of U.S. Dollars) At December 31,
	2002	2003	2004

Working capital	$31,009	$14,636	$27,744
Total assets	$85,860	$59,768	$51,586
Total liabilities	$68,402	$66,494	$75,228
Total shareholders' equity (deficiency)	$17,458	$(6,726)	$(23,642)

D.	Risk Factors

        Investing in our securities is very risky. Currently, there is no liquid trading market for our securities and we cannot guarantee you that a market will develop. You should be able to bear a complete loss of your investment. To understand the level of risk, you should carefully consider the following risk factors, as well as the other information in this annual report.

        We may not have sufficient funds to continue operations after July 2006. We may not be able to obtain further financing on acceptable terms or at all, in which case we may be required to significantly curtail one or more of our research or development programs or to cease operations altogether. As of December 31, 2004 NUR had working capital deficit of $27.7 million. NUR’s cash resources may be insufficient to fund its current level of operations for the next twelve months. We currently have no commitments for additional public or private financing of debt or equity and cannot assure you that additional financing will be available on commercially reasonable terms or at all. If we are unable to raise funds or to generate enough revenues, we will be unable to fund expenditures on research and development or on production and marketing of our products that could ultimately improve our financial results. As stated in the independent registered public accounting firm’s report regarding our consolidated financial statements included elsewhere in this annual report, these factors raise substantial doubt as to our ability to continue as a going concern. NUR believes that the steps it has recently taken to reduce its operating costs together with the backlog orders and active sales prospects it is pursuing, will enable NUR to return to profitability and positive cash-flow. However, there can be no assurance that we will succeed in our efforts to reduce our operating costs or to increase our revenues, or that we will obtain additional financing.

        Because our ordinary shares are quoted on the pink sheets and their trading is subject to the Securities and Exchange Commission’s “penny stock” regulations, the market liquidity of our ordinary shares is very limited. On May 19, 2005, our ordinary shares were delisted from the Nasdaq SmallCap Market. The basis of the delisting was our failure to comply with the minimum stockholders’ equity requirement for continued listing on the Nasdaq SmallCap Market. Our ordinary shares are currently quoted on the over-the-counter market in the “Pink Sheets” under the symbol “NURM.PK.”

        As a result of the removal of our ordinary shares from quotation on the Nasdaq SmallCap Market, the liquidity of our ordinary shares and the coverage of our ordinary shares by securities analysts and the media likely will be reduced, which could result in lower prices for the ordinary shares than might otherwise prevail and larger spreads between the bid and asked prices for our ordinary shares. Additionally, certain investors will not purchase securities that are quoted on the pink sheets or the OTC Bulletin Board, which could materially impair our ability to raise funds through the issuance of our ordinary shares.

        Because our ordinary shares are removed from quotation on Nasdaq and the trading price of our ordinary shares is less than $5.00 per share, trading in our ordinary shares is subject to the requirements of Rule 15g-9 under the Securities Exchange Act of 1934, as amended. Pursuant to Rule 15g-9, brokers and dealers who recommend such low-priced securities to persons other than established customers and accredited investors must satisfy special sales practice requirements, including a requirement that they make an individualized written suitability determination for the purchaser and receive the purchaser’s written consent prior to the transaction.

        The Securities Enforcement Remedies and Penny Stock Reform Act of 1990 also requires additional disclosure in connection with any trades involving a stock defined as a penny stock (generally, according to regulations adopted by the Securities and Exchange Commission, any equity security not traded on an exchange or quoted on Nasdaq or the OTC Bulletin Board that has a market price of less than $5.00 per share, subject to certain exceptions), including the delivery, prior to any penny stock transaction, of a disclosure schedule explaining the penny stock market and the risks associated therewith. Such requirements could severely limit the market liquidity of our ordinary shares.

        We may face adverse consequences as a result of the restatement of our financial statements As discussed under “Item 5: Operating and Financial Review and Prospects,” we have restated our financial statements for 2002 and 2003 to reflect our revised revenue recognition policy and deferred tax valuation in 2003. Our previous revenue recognition policy constituted a material weakness in our internal control over financial reporting. In addition, in our financial statements for 2003 and 2004, our independent registered public accounting firm relied on the auditors of one of our subsidiaries whose assets constituted 7% and 5% of total consolidated assets in 2003 and 2004, respectively, and whose revenues constituted 15% and 9% of total consolidated revenues in 2003 and 2004, respectively. That subsidiary’s auditors report for 2003 included a qualification, under the local generally accepted accounting principles, relating to the opening balance of inventories for the fiscal year 2003. This inventory value as of December 31, 2002 was at corporate historical prices less then 10% of the consolidated inventory value of NUR. This inventory value was audited on a consolidated basis by our independent registered public accounting firm, Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, and it was determined that it fairly stated under the generally accepted accounting principles in the United States. As a result of the restatement, we may face certain risks and potential adverse consequences associated with: shareholder litigation, government investigation, increased difficulty or an inability to secure additional financing; costs associated with addressing any potential actions or inquiries; and the diversion of our management’s attention and resources. Each of these could have a material adverse effect on our business, prospects and results of operations.

        We depend on a few key products in a business subject to rapid technological change and any decline in demand for these products could severely harm our ability to generate revenues. We depend upon the sale of our principal products – the NUR Fresco printers, the NUR Tempo printers and the NUR Expedio printers and upon the sale of ink products. The markets for our products are characterized by rapid changes in technology, customer preferences and evolving industry standards. Our future financial performance will depend upon our ability to update our current products and develop and market new products to keep pace with technological advances in the industry. During 2002, 2003 and 2004, we invested approximately $7.7 million, $6.5 million and $8.6 million, respectively, in research and development projects. Although we plan to continue to invest in research and development, our business could seriously suffer if we fail to anticipate or respond adequately to changes in technology and customer preferences, or if our products are delayed in their development or introduction. We cannot assure you that we will successfully develop any new products. If our competitors introduce new products, the sales of our existing products and our financial results could be negatively affected.

        If we are unable to comply with covenants concerning our bank loans, our lender banks may demand immediate repayment of the loans and we may not be able to continue our operations. If we do not meet certain covenants provided for in our loan agreements with our lender banks, we may be required by the banks to immediately repay our debt. In the event we were to violate our agreements with our lender banks, they will be able to enforce a lien against all of our assets and we may not be able to continue our operations.

        In June 2005, we amended the financial covenants governing the loan agreements with our lender banks for the second, third and fourth quarters of 2005. In addition, the banks agreed in writing to waive the non-performance by NUR of certain financial covenants for all periods prior to March 31, 2005. However, there can be no assurance that will be able to comply with the financial or other covenants of the agreements with our lender banks in the future.

        Our reliance on sole source suppliers for the inkjet printheads for our printers could harm our ability to meet demand for our products in a timely manner or within budgets. We currently purchase all of the inkjet printheads used in our NUR Fresco, NUR Ultima, NUR Tempo and NUR Expedio printers from sole suppliers. If any of these sole suppliers experience problems that result in production delays, our sales to new customers and existing customers that rely on our inkjet components to operate their printers could be delayed. Production delays could result from fire, flood or other casualty, work stoppages, production problems or other unforeseen circumstances. Although we have not experienced any major production delays to date, we cannot assure you that such delays will not occur in the future. Because the success of our business depends on the sale of our printers, supply problems could have a material adverse effect on our financial results. In addition, if any of our sole suppliers reduce or change the credit or payment terms they extend to us, our business and results of operations could also be harmed.

        We rely on subcontractors to help us manufacture our products and if they are unable to adequately supply us with components and products, we may be unable to deliver our products to customers on time or without defects. We employ a limited number of unaffiliated subcontractors to manufacture components for our printers. Because we rely on subcontractors, however, we cannot be sure that we will be able to maintain an adequate supply of components or products. Moreover, we cannot be sure that any of the components we purchase will satisfy our quality standards and be delivered on time. Our business could suffer if we fail to maintain our relationships with our subcontractors or fail to develop alternative sources for our printer components. We cannot assure you that we will be able to develop alternative sources of production for our products.

        The market for our printers is very competitive and if we do not compete effectively, our operating results could be harmed. The printing equipment industry is extremely competitive and many of our competitors may have greater management, financial, technical, manufacturing, marketing, sales, distribution and other resources than we do. We compete against several companies that market digital printing systems based on electrostatic, drop-on-demand and continuous drop-on-demand inkjet, and other technologies. Three of our principal competitors in the wide format digital printing arena are Vutek, Scitex Vision Ltd. and Gandi Innovations. These companies have introduced products that compete with the NUR Fresco and NUR Ultima printers, and in certain cases with the NUR Tempo and the NUR Expedio. In the market for flatbed printers our main competitors are Durst Phototechnik, Inca Digital Printers, Scitex Vision, Vutek and Gandi. These companies have introduced products that compete with the NUR Tempo printer. We have also witnessed continued growth of a local Chinese market where approximately 15 local competitors are developing, manufacturing and selling inexpensive printers, mainly to the local Chinese market, but these Chinese manufacturers have also begun penetrating the international market. Our ability to compete depends on factors both within and outside of our control, including the performance and acceptance of our current printers and any products we develop in the future. We also face competition from existing conventional wide format and super wide format printing methods, including hand painting, screen printing and offset printing. Our competitors could develop new products, with existing or new technology, that could be more competitive in our market than our printers. We cannot assure you that we will be able to compete effectively with any such products.

        We face strong competition in the market for printing supplies. If we do not compete successfully, our revenues will decline. We compete with independent manufacturers in the market for printer supplies. In 2002, 2003 and 2004, ink sales accounted for 25.8%, 25.7% and 23.9% of our total revenues, respectively. During 2003, we ceased to sell substrates, as a result of a highly competitive market and characterized by a large number of suppliers worldwide. In 2002 and 2003 substrate revenues accounted for 12.3% and 3.4% of our total sales, respectively. We cannot assure you that we will be able to remain the exclusive or even principal ink manufacturer for our printers. We also cannot assure you that we will be able to compete effectively or achieve significant revenues in the ink business.

        Our products could contain defects, which would reduce sales of those products or result in claims against us. We develop complex and evolving products. Despite testing by us and our customers, undetected errors or defects may be found in existing or new products. The introduction of products with reliability, quality or compatibility problems could result in reduced revenues, additional costs, increased product returns and difficulty or delays in collecting accounts receivable. The risk is higher with products still in the development stage, where full testing or certification is not yet completed. This could result in, among other things, a delay in recognition or loss of revenues, loss of market share or failure to achieve market acceptance. We could be subject to material claims by customers that are not covered by our insurance.

        We are subject to significant legal action and may incur substantial costs related to pursuing or settling such litigation. We participate in an industry that is subject to significant product liability and other litigation. Many of these actions involve large claims and significant defense costs. For a further description of this matter, please see “Item 8.A: Legal Proceedings.”

        We depend on our executive officers and other key employees and the loss of their services could adversely affect our business and results of operations. Our senior management has undergone significant changes. Our success depends to a significant extent upon the contributions of key personnel, and especially our executive officers. On April 1, 2003, Erez Shachar, our former President and chief executive officer resigned his position and was replaced by David Amir. On October 1, 2003, David Seligman joined NUR as chief financial officer succeeding Hilel Kremer. During the second and third quarters of 2003, new managing directors were appointed for NUR Asia Pacific and NUR Europe and the former managing director of NUR Europe relocated to New Jersey to serve as the President of NUR America. On December 25, 2003, Roni Zomber joined NUR as vice president of operations succeeding Michael Dayan. Our business could seriously suffer if one or more of our key personnel were to leave our company. In addition, we do not have, and do not plan to apply for, “key-man” life insurance for any of our key employees. Our future success will also depend in part on our continuing ability to attract highly qualified employees. We cannot assure our continued success in attracting or retaining highly qualified personnel.

        If we are unsuccessful in protecting our proprietary technology through trade secrets, licenses and patents, our ability to compete effectively may be impaired. We rely on a combination of trade secrets, licenses, patents and non-disclosure and confidentiality agreements to establish and protect our proprietary rights in our products and our intellectual property. We cannot provide any assurance that our existing patents or any future patents will not be challenged, invalidated, or circumvented, or that our competitors will not independently develop or patent technologies that are substantially equivalent or superior to our technology. We cannot be sure that we will receive further patent protection in Israel, the United States, or elsewhere, for existing or new products or applications. Even if we do secure further patent protection, we cannot provide any assurance it will be effective. Also, although we take precautionary measures to protect our trade secrets, we cannot guarantee that others will not acquire equivalent trade secrets or steal or replicate our exclusive technology. For example, in some countries, meaningful patent protection is not available. Third parties may assert infringement claims against us in the future, however, and the cost of responding to such assertions, regardless of their validity, could be significant. In addition, such claims could be found to be valid and result in large judgments against us. Even if such claims are not valid, the cost to protect our patent rights could be substantial.

        We may be subject to environmental related liabilities due to our use of hazardous materials such as methyl ethyl-ketone solvent. We mix the solvent ink used in some of our printers with a methyl ethyl-ketone solvent. Methyl ethyl-ketone solvent is a hazardous substance and is subject to various government regulations relating to its transfer, handling, packaging, use and disposal. We store the ink at warehouses in Europe, the United States, South East Asia and Israel, and a shipping company ships it at our direction. We face potential responsibility for problems that may arise when we ship the ink to customers. We believe that we are in material compliance with all applicable environmental laws and regulations. If we fail to comply with these laws or an accident involving our ink waste or methyl ethyl-ketone solvent occurs, however, then our business and financial results could be harmed.

        We benefit from government grants, tax benefits and other funding from third parties. In the event these grants and benefits are reduced or if we are required to refund any grants, it will adversely affect our results of operations and our growth prospects. We benefit from certain Israeli and Belgian Government programs and tax legislation principally related to research and development grants and capital investment incentives. Our operations could be adversely affected if these funding programs and tax benefits are reduced or eliminated and not replaced with equivalent benefits, or if our ability to meet the conditions to benefit from such funding programs and tax benefits were significantly reduced. We cannot assure you that favorable tax legislation will continue in the future or that the available benefits will not be reduced. In addition, to receive such grants and tax benefits, we must comply with a number of conditions. If we fail to comply with these conditions, the grants and tax benefits that we receive could be partially or fully canceled and we would be forced to refund the amount of the canceled benefits received, in whole or in part, adjusted for inflation and interest. For example, in February 2005 the Israeli Office of the Chief Scientist (“OCS”), which provided us with research and development grants in the past, initiated administrative proceedings for the confiscation of certain assets of NUR due to an alleged liability for royalties related to the sale of equipment aggregating to approximately $0.81 million. Although we believe that the OCS claim for royalties is without merit, litigating this claim caused us significant expenses and is time-consuming. For a description of our dispute with the OCS, please see “Item 8.A: Legal Proceedings.” During 2004 we completed the transfer of the research and development activities formerly conducted by NUR Media Solutions, from Belgium to Israel. In addition, until 2003, NUR supplied substrates for use with our printers and ink through our wholly owned subsidiary in Belgium, NUR Media Solutions. In 2003 we ceased to sell substrates.

        Political instability in Israel may disrupt important operations and our business. Our headquarters and research facilities, operations and some of our subcontractors are located in the State of Israel. Although most of our sales are currently made to customers outside of Israel, we are nonetheless directly influenced by the political, economic and military conditions affecting Israel. Our business could be harmed by any major hostilities involving Israel, the interruption or curtailment of trade between Israel and its trading partners, or a significant downturn in the economic condition of Israel. The prospect of peace in the Middle East is uncertain and has deteriorated due to the continued violent conflicts between Israelis and Palestinians. Furthermore, several countries restrict business with Israeli companies. We could be adversely affected by further setbacks to the peace process or by restrictive laws or policies directed toward Israel or Israeli businesses. In addition, all nonexempt male adult citizens of Israel, including some of our officers and employees, are obligated to perform military reserve duty and are subject to being called for active duty under emergency circumstances. While we have operated effectively under these requirements since our formation, we cannot predict the full impact of such conditions on us in the future, particularly if emergency circumstances occur. If many of our employees are called for active duty, our operations in Israel may be slowed and our business may be harmed.

        You may have difficulty enforcing U.S. judgments against us in Israel. We are organized under the laws of Israel and our headquarters are in Israel. Most of our officers and directors reside outside of the United States. Therefore, you may not be able to enforce any judgment obtained in the U.S. against us or any of such persons. You may not be able to enforce civil actions under U.S. securities laws if you file a lawsuit in Israel. In addition, if a foreign judgment is enforced by an Israeli court, it will be payable in Israeli currency.

        Our operating results are subject to significant fluctuations from period-to-period. The results of our operations for any quarter are not necessarily indicative of results to be expected in future periods. Our operating results have in the past been, and will continue to be, subject to quarterly fluctuations as a result of factors such as increased competition in the printing equipment and ink industry, the introduction and market acceptance of new technologies and standards, changes in general economic conditions and changes in economic conditions specific to our industry. Further, our revenues may vary significantly from quarter to quarter as a result of, among other factors, the timing of new product announcements and releases by our competitors and us. We do not typically have a material backlog of orders at the beginning of each quarter. We may not learn of shortfalls in sales until late in, or shortly after the end of, such fiscal period. As a result, our quarterly earnings may be subject to significant variations.

        Our business is subject to risks from international operations that could increase our expenses and require increased time and attention of our management. A significant portion of our business is conducted internationally. Accordingly, our future results could be materially adversely affected by a variety of uncontrollable and changing factors including, among others, foreign currency exchange rates, regulatory, political, or economic conditions in a specific country or region, trade protection measures and other regulatory requirements, business and government spending patterns, and natural disasters. Any or all of these factors could have a material adverse impact on our business and results of operations.

        Currency fluctuations may decrease our earnings. Because we generate revenues and expenses in various currencies, including the U.S. dollar, the NIS and the Euro, our financial results are subject to the effects of fluctuations of currency exchange rates. We cannot predict, however, when exchange or price controls or other restrictions on the conversion of foreign currencies could impact our business. Currency fluctuations could decrease our profitability.

        Our stock price has decreased significantly and may continue to be volatile, which could adversely affect the market liquidity of our ordinary shares and our ability to raise additional funds. Our ordinary shares have experienced substantial price volatility, particularly as a result of variations between our anticipated and actual financial results, the published expectations of analysts, and announcements by our competitors and us. The market price for our ordinary shares has had a historical downward trend from 2000 until 2005. On May 19, 2005, our ordinary shares were delisted from the Nasdaq SmallCap Market. The basis of the delisting was our failure to comply with the minimum stockholders’ equity requirement for continued listing on the Nasdaq SmallCap Market. Our ordinary shares are currently quoted on the over-the-counter market in the “Pink Sheets” under the symbol “NURM.PK.” In addition, the stock market has experienced extreme price and volume fluctuations that have negatively affected the market price of many technology and manufacturing companies, in particular, and that have often been unrelated to the operating performance of these companies. These factors, as well as general economic and political conditions, may materially adversely affect the market price of our ordinary shares in the future. Additionally, volatility or a lack of positive performance in our stock price may adversely affect our ability to retain key employees, all of whom have been granted stock options, and negatively affect our ability to raise funds through both debt and equity, discourage potential customers and partners from doing business with us, and could result in a material adverse effect on our business, financial condition, and results of operations.

        Provisions of Israeli law may delay, prevent or make difficult an acquisition of NUR, which could prevent a change of control and, therefore, depress the price of our shares. Israeli corporate law regulates mergers, requires tender offers for acquisitions of shares above specified thresholds, requires special approvals for transactions involving directors, officers or significant shareholders and regulates other matters that may be relevant to these types of transactions. Furthermore, Israeli tax considerations may make potential transactions unappealing to us or to some of our shareholders. These provisions of Israeli law may delay, prevent or make difficult an acquisition of NUR, which could prevent a change of control and therefore depress the price of our shares.

ITEM 4: Information on NUR

A.	History and Development of NUR

        Our legal and commercial name is NUR Macroprinters Ltd. The main office is located at 12 Abba Hillel Silver Street, P.O. Box 1281, Lod 71111, Israel. The telephone number is (011) 972-8-914-5555. NUR’s registered agent in the United States is CT Corporation System, 1633 Broadway, New York, New York 10019.

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

        Our ordinary shares were traded on the Nasdaq National Market between October 1995 and July 2003. During 2002, our ordinary shares closed for a period of 30 consecutive trading days below the minimum bid price of $1.00 per share as required for continued listing on the Nasdaq National Market. Accordingly, in July 2003, we transferred our securities to the Nasdaq SmallCap Market, whereby we were granted an extension of 180 days to meet the minimum requirement of $1.00 per share. NUR regained compliance with this requirement in October 2003. Our ordinary shares were traded on the Nasdaq SmallCap Market between July 2003 and May 2005. On March 24, 2004, we received a compliance notice from the Nasdaq Stock Market, Inc., stating that we were not in compliance with the continued listing requirements of the Nasdaq SmallCap Market. In previous years we complied with the listing requirements since we had stockholders’ equity of more than $2.5 million. However, as of December 31, 2003, we had negative stockholders’ equity of $1.5 million. NUR provided Nasdaq with a plan to achieve and sustain compliance with the continued listing requirements and regained compliance during the second quarter of 2004.

        On December 21, 2004, we received a notice from the Nasdaq Listing Qualifications indicating that our securities will be delisted from the Nasdaq SmallCap Market at the opening of business on December 31, 2004 due to failure to comply with the minimum $2.5 million stockholders’ equity requirement for continued listing set forth in Marketplace Rule 4320(e)(2)(B). NUR requested a hearing to appeal that determination before a Nasdaq Listing Qualification Panel (the “Panel”). NUR presented to the Panel its plan to improve its financial stability and regain compliance with the Nasdaq listing standard. On April 5, 2005 we received a notice from Nasdaq Listing Qualifications indicating that pursuant to the hearing before the Panel, the Panel has determined to postpone the delisting of NUR’s ordinary shares from trade on the Nasdaq SmallCap Market, and maintain NUR’s listing, subject to satisfaction of certain conditions. However, as a result of our failure to meet the conditions set by the Panel, our ordinary shares were delisted on May 19, 2005 from the Nasdaq SmallCap Market and are currently quoted in the over-the-counter market in the “Pink Sheets” under the symbol “NURM.PK.”

Recent Developments

        On December 29, 2004 we reached an agreement with Inspire Investments Ltd. for the investment by Inspire of $10 million in NUR. This agreement further contemplated a debt restructuring agreement with our Israeli lender banks. The consummation of the Inspire investment was conditioned, among other things, upon Inspire’s completion of its due diligence review. In June 2005, Inspire notified us that it had terminated the investment agreement. As a result, the debt restructuring agreement with our lender banks, dated March 21, 2005, was terminated.

        However, on June 29, 2005, we entered into agreements with our lender banks that are not related to the Inspire or any other investment in NUR. These agreements amend the financial covenants governing the loan agreements with our lender banks for the second, third and fourth quarters of 2005. In addition, under theses agreements the banks waived the non-performance by NUR of certain financial covenants for all periods prior to March 31, 2005.

        On January 23, 2005, NUR entered into a Voting Agreement coupled with an irrevocable proxy, with Dan Purjes. In accordance with conversations between representatives of NUR and Nasdaq, NUR and Mr. Purjes entered into a Voting Trust Agreement, dated as of March 7, 2005, that amended, superseded and suspended the Voting Agreement. Pursuant to the terms of the Voting Trust Agreement, NUR granted Dan Purjes a five-year warrant to purchase 3,000,000 ordinary shares at an exercise price of $0.75 per share. As a result of the delisting of our ordinary shares from the Nasdaq SmallCap Market the Voting Trust Agreement was automatically terminated and converted into the Voting Agreement.

        In view of our financial condition, we are currently implementing initiatives to lower operating expenses in order to focus on preserving the current level of operations and to slow down growth efforts. These initiatives include elimination of approximately 40 positions, lowering research and development and marketing activities that were aimed at growth and further monitoring cost and expenditure controls.

        Some of NUR’s previous significant developments are set forth below.

        In May 2003, we signed an agreement to acquire the remaining 50% of the shares of NUR Pro Engineering, our subcontractor for the assembly and manufacturing of our printers, from Ogen Dialogix Ltd., for the price of $0.85 million. The transfer of the shares became effective during 2004 and NUR Pro Engineering became a wholly owned subsidiary of NUR. For more information see “Item 10.C: Material Contracts.” During the third quarter of 2003, we completed a consolidation process of our global machinery manufacturing operations into a single large manufacturing facility in Rosh Ha’Ayin, Israel.

        On July 30, 2003, NUR secured a convertible loan commitment from several investors according to which the investors undertook to provide NUR with a convertible loan in the aggregate amount of $3.5 million. NUR’s former chairman and the largest shareholder, Dan Purjes, provided $1.2 million of the loan. Under the terms of the loan agreement, the loan was convertible into ordinary shares of NUR at a conversion rate of $0.62 per share. In consideration for the loan undertaking, NUR paid a cash commitment fee and issued to the investors warrants to purchase ordinary shares of NUR equal to 15% of the loan at an exercise price of $0.52 per share exercisable over a five-year period. On December 31, 2003, the investors elected to convert $2 million of the loan into 3,225,805 ordinary shares of NUR at the conversion price of $0.62 per ordinary share. On March 31, 2004, the investors elected to convert the remaining $1.5 million of the loan into 2,419,355 ordinary shares at the conversion price of $0.62 per share. NUR’s former chairman, former director and the largest shareholder, Dan Purjes, received an aggregate of 1,854,839 ordinary shares and warrants to purchase up to 331,731 ordinary shares. Mr. Purjes is also a chairman of one of the other investors, Y Securities Management, Ltd., which provided $50,000 of the loan and received an aggregate of 80,645 ordinary shares and warrants to purchase up to 14,423 ordinary shares. Mr. Purjes is also the chairman of X Securities Ltd., which received placement agent warrants to purchase 111,799 ordinary shares. David Amir, NUR’s president and chief executive office, provided $50,000 of the loan and received an aggregate of 80,645 ordinary shares and warrants to purchase up to 14,423 ordinary shares.

        In April 2004, we completed a private placement of $2.99 million through the issuance of 2,586,140 of our ordinary shares to several investors at a price of $1.16 per share. The investors also received warrants to purchase an additional 646,545 ordinary shares at an exercise price of $1.54 per warrant share, exercisable until March 2009. We also issued warrants to the placement agent to purchase an aggregate of up to 129,310 ordinary shares at an exercise price of $1.16 per share, exercisable until March 2009 and paid the placement agent, Duncan Capital Group, LLC, a cash fee of $142,798. Dan Purjes is the chairman of one of the investors, X Securities Ltd. that purchased 81,897 ordinary shares for $95,000 and received warrants to purchase 20,474 ordinary shares.

        During 2004 NUR did not have material capital expenditures or divestitures.

        For a historical view of our financing activities please refer to “Item 5: Operating and Financial Review and Prospects.”

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

        NUR conducts the research and development activities related to printing equipment and ink at its facility in Lod, Israel. We completed the transfer of the research and development activities from Belgium to Israel. We have worldwide marketing, sales and service subsidiaries in Europe, North America, South America and the Asia Pacific region.

        We offer several lines of printers in the wide and super wide format categories.

        Our wide format printers are headed by the NUR Fresco™ family and the NUR Tempo™. In the super wide category we offer the NUR Expedio. During 2004 we ceased to sell the NUR Ultima printers. These four families of printers are sometimes referred to collectively herein as the “NUR printers” or “our printers.”

        We also sell specialized inks for use with our printers. The inks sold by NUR to our customers for use with the NUR Fresco, the NUR Ultima, the NUR Tempo and the NUR Expedio printers are resistant to water and ultraviolet rays and are well suited for indoor and outdoor use without lamination.

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

        With the cost of digital printing expected to decrease and the ability of digital technology expected to produce shorter runs more economically, we believe that the use of wide format and super wide format prints, such as those produced by NUR printers, should grow over time, and that the portion of the market serviced by digital printing will continue to increase. The ability to produce wide format and super wide format images digitally has also opened new media opportunities for advertisers, such as mural printing, carpet printing and new forms of fleet graphics printing. The growth in demand for wide format and super wide format digital printers is fueled by both the replacement of conventional print methods and by the development of new printing applications.

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

        Digital printing involves the production of hard-copy images and text from digital data that is either generated on a computer at the printing site or originated by a customer on the customer’s computer system. The digital data is then transferred directly from an electronic pre-press or desktop publishing system to the digital printer. There are currently several digital printing technologies available, including electrostatic, drop-on-demand, thermal transfer and continuous inkjet printing.

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

        Piezo Drop-On-Demand Inkjet Printing. Drop-on-demand technology involves the intermittent firing of ink drops when needed on the substrate. It provides high resolution and enables use of a variety of inks for home, office and industrial use. To address the needs of the wide format market for higher resolution images for use with shorter viewing distances, we utilize continuous drop-on-demand technology in the NUR Fresco printers and drop-on-demand inkjet technology in the NUR Ultima, NUR Tempo and NUR Expedio printers.

        Drop-on-demand technology was primarily developed for office use and is characterized by a relatively higher resolution and a selected range of substrates. In comparison, continuous inkjet printing technology was developed mainly for use in industrial applications, and, therefore, shows a more uniform and stable color output, and the ability to print on a wide selection of substrates.

        We believe that although the NUR Fresco is not the only continuous drop-on-demand printer available in the wide format market, its productivity makes it particularly attractive to screen printers. The NUR Tempo was designed as a digital alternative to screen printing presses to handle diverse applications, especially short to medium, on-demand print runs that are not cost effective using traditional screen printing methods. In operation, it is designed to eliminate the extra steps and costs of finishing – laminating and cutting/trimming processes – common to other traditional methods of printing graphics on rigid surfaces. The NUR Expedio is the first of its kind – the first roll-fed wide-format inkjet production press equipped with UV-curable inks. The UV-curable inks used by the NUR Expedio presses allow them to print on virtually any media available, including standard less expensive uncoated substrates that ensure low operating costs and higher profit margins. With NUR Expedio users can also explore new premium priced printing applications on specialty media. We believe that the NUR printers have been designed and engineered to fit the overall needs of their respective wide format and super wide format printing markets.

        NUR’s strategy is to:

—	strengthen our position as a world leader in the wide format and super wide format digital printing markets by supplying the most productive and cost-effective wide format and super wide format digital printers and totally digitally-based printing solutions for the out-of-home advertising market;

—	enable the printers to produce digitally a large portion of the graphics currently produced with screen printing processes;

—	be our customers' vendor of choice for their ink needs;

—	enable our customers to develop new ways to profit from our printing systems; and

—	provide our customers with highly responsive and capable support, service and supplies.

Products

        NUR’s revenues are derived primarily from the sale and service of the NUR printers and the sale of inks used with the NUR printers. See “Item 5.A: Geographic Breakdown of Revenues” for more information on the breakdown of revenues by category of activity and into geographic markets.

Printers

Super Wide Format Digital Printers

        In July 2002, we commercially released the latest version of the NUR Salsa product line, the NUR Ultima HiQ. The NUR Ultima printers use piezo drop-on-demand inkjet technology. The NUR Ultima medium volume production printing printers are designed to provide high levels of productivity while offering simplified maintenance procedures and improved ease-of-use. They are also designed to reduce ink consumption, which ensures low operating expenses in high speed printing modes. The NUR Ultima features apparent print resolution up to 600 dpi for high quality and are capable of speeds up to up to 76 square meters (or approximately 810 square feet) per hour. They also include productivity enhancing features like true white-skip, which enables the printer to skip white areas of the printed image, thus minimizing the net printed area. The NUR Ultima 5000 prints on a variety of substrates 5 meters wide (or approximately 16 feet wide). The NUR Ultima 5000 printers were available both as an upgrade to existing NUR Salsa series and as a new product delivered from the manufacturer. During 2004 we ceased to sell the NUR Ultima printers.

        In April 2004 we introduced the NUR Expedio 5000, a 5-meter/16-feet super wide inkjet production printer that uses UV-curable inks. The machine is the first roll-fed wide-format inkjet production press equipped with UV-curable inks to reach the market. Its speed, quality, environmental friendliness, and ability to print on virtually any media available give this new super wide printer the potential to revolutionize the wide-format inkjet production printing marketplace. NUR Expedio prints on a variety of media, including standard less expensive uncoated substrates that ensure low operating costs and higher profit margins.

        NUR Expedio can print 8-color, 720 dpi, high quality indoor signage for close-up viewing, as well as billboards and other super wide applications at super-fast speeds up to 150 square meters (1600 square feet) per hour – making it both productive and exceptionally versatile. Its multi-roll printing capability even further increases productivity. The machine’s use of UV-curable inks eliminates the need for costly solvent disposal equipment and addresses the requirements of environmental regulations imposed in some areas. The UV-curable inks also mean the machine will not require expensive, specially coated substrates for good ink adhesion.

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

        In September 2002, we released the NUR Fresco HiQ 8C models. The NUR Fresco HiQ 8C is based on the previous model which was modified to print using eight colors mode instead of the standard 4-color mode. Modifications to the printer included changes to the ink system to accommodate eight colors and a new switch box that enables fast and easy switching between the 4-color and the 8-color printing modes. NUR’s software has also been modified to support 8-color printing. The NUR Fresco 8C is available both as an upgrade to existing NUR Fresco 4-color printers and as a new product delivered from the manufacturer.

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

        In April 2004 NUR released the new NUR Fresco II series that replaces the NUR Fresco HiQ models. It is possible to upgrade former Fresco models to the Fresco II level of performance. The Fresco II entails improved printing speed, which allows the machine to print up to 120 square meters per hour, as well as features such as double sided printing registration that extends the machines versatility and allows its users for even greater range of applications.

        The NUR Ultima printers were also produced in a wide format, the NUR Ultima HiQ 3200 (3.2 meters or approximately 10 feet wide). During 2004 we ceased to sell the NUR Ultima printers.

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

        In April 2004 NUR introduced the Tempo L, a new mid-range, 4-color flatbed printer joining the NUR Tempo™ flatbed inkjet press product line. The new NUR Tempo L model is targeted at customers who wish to enter the UV-curable inks flatbed printing market with a lower up-front capital investment than is required for the top-of-the-line 8-color NUR Tempo model, while securing the growth path for future increase in performance. The NUR Tempo L prints at a speed of up to 50 square meters per hour and is based on the platform of the top-of-the-line Tempo with the same printing format and robust design. It is possible to easily upgrade the Tempo L to the Tempo level of performance, thus allowing for a “two-step” entry to the flatbed arena. This may expand the potential market for the Tempo product line.

        In March 2005 NUR introduced new modular configurations and a host of new options for the NUR Tempo flatbed inkjet presses which are anticipated to be released to beta testing during the second calendar quarter of 2005. With the new modular NUR Tempo configurations, customers that need to print high-quality color directly on a wide variety of wide-format rigid or flexible substrates can choose from three base configurations of the machine that print in 4 colors, 6 colors or 8-colors. A roll-to-roll option for printing on roll-fed media is also available for the machine and enables NUR Tempo to print wide-format graphics on flexible, roll-fed substrates, as well as rigid media. The new modularity offers customers the new optional features, including printing with white ink, custom spot color printing and selective varnish. The new white ink option lets users use white ink as the basis for overprinting to cover non-white areas of a graphic or to make the backside of an image printed on transparent media more opaque. White ink can also be used as a spot color for reproducing the white elements in an image. The use of white ink in the workflow is familiar to customers that operate screen printing presses in particular. The new spot color option makes it easier for NUR Tempo users to match and replicate the colors specified in corporate ids and logos, which is sometimes difficult to achieve with standard 4 color ink sets. The new selective varnish option enables the NUR Tempo to apply varnish to specific areas of a graphic as a way to highlight and add vibrancy to selected design elements in point-of-purchase and exhibition graphics.

The NUR Printers – General

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

        As compared to traditional methods of wide format and super wide format printing, the NUR printers can significantly reduce the set-up costs associated with each print job such as the skill level of the personnel required and the number of skilled personnel required. These advantages make wide format and super wide format short-run color printing significantly more economical than conventional printing methods. Additionally, the relatively quick turnaround for the printed product enables the NUR printers to produce more output in a given period, thereby lowering the costs of labor per print.

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

        During the years ended December 31, 2002, 2003 and 2004, sales of the NUR printers accounted for approximately 50.4%, 56.8% and 58.3%, respectively, of NUR’s total consolidated revenues. Sales of spare parts used in the NUR printers accounted for approximately 11.5%, 14.1% and 15.4% of total sales in the years ended December 31, 2002, 2003 and 2004, respectively. Currently, the retail prices of the NUR printers generally range from $185,000 to $550,000 per machine.

Consumables

Inks

        The NUR Tempo and the NUR Expedio printers use specialized UV curable inks designed for the needs of the wide and super wide format market. The ink is resistant to water and ultraviolet rays, making it fairly durable and thus well suited for outdoor conditions. The NUR Tempo, through the utilization of the ink, can print on almost an unlimited variety of substrates, including corrugated board, foam-core paperboard, acrylic sheets, PVC, polycarbonate, fluted polypropylene, glass, wood and standard rolled media. The NUR Expedio prints on a variety of media, including standard less expensive uncoated substrates that ensure low operating costs and higher profit margins. The ink enables the output of the NUR Tempo and NUR Expedio to be used both for indoor and outdoor advertising with out additional lamination. The ink for use with the NUR Tempo and NUR Expedio is manufactured, exclusively for NUR under the NUR brand name, by SunJet, a division of Sun Chemical Limited.

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

        Until September 2003, our ink research and development operations were carried out by our wholly owned subsidiary NUR Media Solutions in its facilities at Louvain-la-Neuve, Belgium and our wholly owned subsidiary Salsa Digital Printers in San Antonio, Texas carried out production of our solvent-based inks. As of September 2003, we manufacture solvent-based ink in our new plant in Ashkelon, Israel and during 2004 we completed the transfer of the research and development activities from Belgium to Israel.

        During the years ended December 31, 2002, 2003 and 2004, sales of ink accounted for approximately 25.8%, 25.7% and 23.9%, respectively, of NUR’s total consolidated revenues.

Substrates

        Until 2003, NUR supplied substrates for use with our printers and ink through our wholly owned subsidiary in Belgium, NUR Media Solutions. During 2003 we ceased to sell substrates. As the digital wide format printers have become more widespread, substrates have become a low margin commodity that is no longer profitable for NUR to resell. We believe that ceasing the sales of substrates allowed us to more strongly focus on our proprietary specialty inks.

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

        The Israeli Government, through the Fund for the Encouragement of Marketing Activities of the Ministry of Industry and Trade (the “Marketing Fund”), awards participation grants for marketing expenses incurred overseas. During 2004 we did not receive grants from the Marketing Fund and we are no longer eligible to such grants. NUR is obligated to pay a royalty of 3-4% of the export added value to the Marketing Fund until 100% of the grants received in prior years have been repaid. The value of the grants received is linked to the U.S. dollar. As of December 31, 2004, royalty payments to the Marketing Fund (including amounts accrued) in respect of the grants we received amounted to approximately $0.78 million.

Production and Sources of Supply

        During 2004, NUR completed the purchase of the remaining 50% shares of NUR Pro Engineering, from Ogen Dialogix Ltd. for the price of $0.85 million. After the completion of the transaction, NUR Pro Engineering became a wholly owned subsidiary of NUR. During the third quarter of 2003, we completed a consolidation process of our global machinery manufacturing operations into a single large manufacturing facility in Rosh Ha’Ayin, Israel. During the first quarter of 2004, we have transferred all manufacturing capabilities from NUR Pro Engineering to NUR. For more information see “Item 10.C: Material Contracts.”

        As of September 2004 we increased our production capacity with the opening of an additional manufacturing facility dedicated to the production of the NUR Expedio. The new 720 square meters (approximately 7,750 square feet) manufacturing facility is located in Rosh Ha’Ayin in the same industrial park as are our NUR Fresco and NUR Tempo assembly lines. Our wide and super wide format printer production area now totals 3,100 square meters (33,300 square feet).

        Full system integration and acceptance and quality control testing of the printers are conducted by our employees at the Rosh Ha’Ayin facilities. Product quality control tests and inspections are performed at various steps throughout the manufacturing process, and each product is subject to a final test prior to delivery.

        We believe that, if increases in sales occur, we can expand our production capabilities or engage subcontractors to carry out certain of the manufacturing or the assembly of our printers. Most of the components used for the assembly of the NUR printers are available from several sources; however, the printheads used in each series of printers are purchased from single suppliers. For additional information see “Item 3.D: Risk Factors.”

        To date, we have been able to obtain adequate supplies of the components and raw materials necessary to produce our printers and have not had any serious problems with our subcontractors. If our business grows, however, we will need to purchase greater quantities of components on a timely basis. Any delay in supply could ultimately hurt our business. The prices of our principal raw materials have not materially been changed during 2004. NUR is unable to anticipate the volatility of prices of those principal raw materials in the future. If such prices become volatile it may have an adverse effect on our results of operations.

        As of September 2003, we manufacture the NUR Fresco and the NUR Ultima inks at our plant in Ashkelon, Israel. The ink for use with the NUR Blueboard is manufactured, exclusively for NUR under the NUR brand name, by several ink manufacturers. The ink for use with the NUR Tempo and NUR Expedio is manufactured, exclusively for NUR under the NUR brand name, by SunJet, a division of Sun Chemical Limited, a company incorporated in England.

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

        After completion of the transfer of the research and development activities from Belgium to Israel, we have one research and development center located at our headquarters in Lod, Israel.

        Total research and development expenses, before royalty bearing grants, were approximately $9.2 million, $7.2 million and $8.0 million in the years ended December 31, 2002, 2003 and 2004, respectively. Total royalty bearing grants amounted to $1.4 in 2002, $0.7 in 2003 and $0 in 2004.

        Research and development expenses are composed principally of salaries for employees, the hiring of subcontractors, and depreciation of capital investment in infrastructure for software and electronic designs and prototype material costs.

        In July 2000, we purchased all of the assets and assumed specified liabilities of Salsa Digital, Ltd. and related entities, previously one of our competitors in the digital printing market. The Salsa Digital asset purchase transaction resulted in the recognition by us of a charge of $4.3 million assigned to in-process research and development.

        Between December 1997 and March 1999, NUR Europe, one of our subsidiaries, received a grant from local authorities in Belgium for reimbursement of up to 70% of its total research and development investment, which it carries out in Belgium, up to approximately $0.6 million. NUR Media Solutions marketed and sold the products developed under the grant, and reimbursed the Belgian authorities at a rate of 3% of the revenue generated from the sale of the products. NUR Media Solutions has reimbursed the Belgian authorities for approximately $0.4 million as of December 31, 2004. NUR Media Solutions has also established a research and development center in Belgium dedicated to the research and development of print substrates and inks for use with the NUR printers. During 2003 we completed the transfer of the ink research and development activities from NUR Media Solutions in Belgium to the NUR’s main research and development center in Israel.

        Between May 1999 and April 2000, NUR Media Solutions received a grant from the Belgian authorities for reimbursement of up to 50% of its total research and development investment, which it carried out in Belgium, up to approximately $0.3 million. NUR Media Solutions reimburses the grant at a rate of 6% of the revenue generated from the products developed under the grant. As of December 31, 2004, NUR Media Solutions paid royalties to the Belgian authorities in approximately the amount of $0.1 million.

        In addition, between June 2001 and January 2004, NUR Media Solutions received a grant from the Belgian authorities for reimbursement of up to 50% of its total research and development investment, which it carried out in Belgium; such number will total up to approximately $1.9 million. NUR Media Solutions will reimburse the grant at a rate of 4% of the revenue generated from the products developed under the grant. NUR Media Solutions received €0.72 million (or $0.86 million) under the grant in January 2003 and additional €0.67 (or $0.80 million) million in January 2004.

        In the past, NUR received grants from the Government of Israel, through the Office of the Chief Scientist (the “OCS”), for the development of our systems and products. NUR received approximately $0.3 in the year ended December 31, 2000, but has not received research and development grants from the OCS in the years ended December 31, 2002, December 31, 2003 and December 31, 2004. The OCS awards grants of up to 50% (and in certain circumstances up to 66%) of a project’s approved expenditures in return for royalties. Under the terms of funding, royalties are payable generally at a rate of 2% to 3% on sales of products developed from the funded project and ending when 100% to 150% of the dollar value of the grant is repaid. During 2001, we made royalty payments of $0.2 million in respect of such grants to the OCS. As of December 31, 2004, we had a contingent liability to pay $0.8 million in future royalty payments. In February 2005 the OCS initiated administrative proceedings for the confiscation of certain assets due to an alleged liability for royalties aggregating to approximately $0.8 million which are related to the sale of the NUR Fresco printers. On February 21, 2005 we filed a suit with the District Court in Jerusalem against the OCS for a declaratory judgment denying the alleged liability for royalties and for the recovery of approximately $0.3 million that were previously paid to the OCS. For additional information regarding the OCS dispute please see “Item 8.A: Legal Proceedings.” The terms of the grants prohibit the manufacture of products developed with government grants outside of Israel or the transfer out of Israel of the technology developed pursuant to these grants without the prior consent of the OCS. These restrictions do not bar exports from Israel of products developed with such technologies. In addition, the know-how from the research and development that is used to produce the product may not be transferred to third parties or out of Israel without the approval of the OCS.

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

        Our main competitors in the super wide format arena are Vutek, Scitex Vision and Gandi Innovations. Said companies have introduced products that directly compete with the NUR Ultima and NUR Expedio super wide format printers. In the wide format market, the main competitors are Scitex Vision Ltd., Vutek and Gandi Innovations. These companies have introduced products that compete with the NUR Fresco and NUR Ultima printers. In the market for flatbed printers utilizing UV curable ink, the main competitors are Durst Phototechnik, Inca Digital Printers, Scitex Vision and Vutek. These companies have introduced products that compete with the NUR Tempo. We have also witnessed continued growth of a local Chinese market where approximately 15 local competitors are developing, manufacturing and selling inexpensive printers. Recently, these Chinese manufacturers have begun penetrating the international market.

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

Trade Secrets, Patents and Proprietary Rights

        We currently rely on a combination of trade secrets, licenses and patents, together with non-disclosure and confidentiality agreements, to establish and protect our proprietary rights in our products and intellectual property. We cannot provide any assurance that NUR’s existing patents or any future patents by NUR will not be challenged, invalidated, or circumvented, or that our competitors will not independently develop or patent technologies that are substantially equivalent or superior to our technology. There can be no assurance that further patent protection will be obtained in Israel, the United States, or elsewhere, for existing or new products or applications, or that such further protection, if obtained, will be effective. In some countries, meaningful patent protection is not available. There can be no assurance that third parties will not assert infringement claims against NUR in the future, and the cost of responding to such assertions, regardless of their validity, could be significant. In addition, such claims may be found to be valid and could result in awards against NUR, which could have a material effect on our business. As a result, the cost to NUR of protecting our patent rights could be substantial.

        We believe that our success is less dependent upon the legal protection afforded by patent and other proprietary rights than on the knowledge, ability, experience and technological expertise of our employees and our key suppliers. It is NUR’s policy to have employees sign confidentiality agreements, to have selected parties, including key suppliers, subcontractors and distributors, sign non-competition agreements, and to have third parties sign non-disclosure agreements. Although NUR takes precautionary measures to maintain its trade secrets, no assurance can be given that others will not acquire equivalent trade secrets or otherwise gain access to or disclose NUR’s proprietary technology, or that we can meaningfully protect our rights to such proprietary technology not subject to patent protection.

Insurance

        We believe that the insurance coverage for our business is in accordance with industry standards and is adequate and appropriate in light of our businesses and the risks to which they are subject.

C.	Organizational Structure

        NUR operates through wholly owned subsidiaries that conduct sales and marketing activities in pre-defined geographical regions.

        The following chart presents, as of July 2005, our corporate structure, the jurisdiction of incorporation of our significant subsidiaries and the percentage of shares that we hold in those subsidiaries.

Subsidiaries	Percentage	Jurisdiction of Incorporation

NUR America, Inc. (NUR America)	100%	Delaware, United States
NUR Asia Pacific Limited (NUR Asia Pacific)	100%	Hong Kong, China
NUR DO Brazil Ltda	100%	Sao Paulo, Brazil
NUR Europe S.A. (NUR Europe)	100%	Brussels, Belgium
NUR Japan Ltd. (formerly Signtech Japan Ltd.) (NUR Japan)	100%	Tokyo, Japan

D.	Property, Plants and Equipment

Israel

        NUR’s main facilities are located in the high-tech industrial park in Lod, Israel. During 2004 we agreed with the landlord to decrease our leased space by 17,500 square feet leaving NUR with approximately 42,500 square feet. We use this facility as our headquarters and for research and development. We have invested a total of approximately $2 million in improving this facility. The initial five-year lease of the Lod facility, which commenced November 20, 2000, provides for monthly rent of $57,320. The lease agreement grants NUR an option to continue the lease term for two consecutive periods of 2.5 years each. Out of the leased space we sublet to a third party approximately 7,500 square feet. The sublease expires in September 2005.

        NUR leases approximately 9,117 square feet in Ashkelon, Israel for use as a manufacturing plant for its solvent based inks. The Ashkelon lease expires in December 2007.

        NUR leases approximately 33,000 square feet in Rosh Ha’Ayin, Israel, for the manufacture and assembly of the NUR printers. The Rosh Ha’Ayin plant is leased through several lease agreements the majority of which expire on December 31, 2005. In May 2003, we signed an agreement to acquire the remaining 50% shares of NUR Pro Engineering. After the completion of the transaction during 2004, NUR Pro Engineering became a wholly owned subsidiary of NUR and all the leases of NUR Pro Engineering were assigned to us.

United States

        NUR America leases office space in Newton, Massachusetts consisting of 26,500 square feet that it had previously used as the subsidiary’s headquarters, sales and marketing offices, and demonstration and service center. The Newton lease expires in January 2011. In 2001, we consolidated our U.S. operations. NUR America, Inc. in Newton, Massachusetts and Salsa Digital Printers Ltd. in San Antonio, Texas, were integrated into a single large facility in San Antonio, Texas. Therefore, NUR America now sublets this space in Newton to a third party. The sublease expires in January 2011.

        Our North American headquarters and training center are located in Moonachie, New Jersey. The 11,000 square feet facility replaces NUR’s former facility in San Antonio, Texas. The new headquarters houses NUR’s North American sales, marketing, administrative, and support staff and includes a fully equipped training center and demo site. The New Jersey lease expires in October 2008. NUR America also leases warehouse and office spaces in Newark, New Jersey consisting of 7,300 square feet. The Newark lease expires in April 2010.

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

Asia Pacific

        NUR Asia Pacific leases approximately 3,561 square feet for use as office space in Hong Kong. The lease for the Hong Kong facility will expire in November 2006.

Japan

        NUR Japan leases approximately 2,173 square feet of office space in Tokyo. The lease expires in August 2005.

        We believe that our facilities are fully utilized and are adequate to meet our needs.

Environmental Matters

        We mix the solvent ink used in some of our printers with a methyl ethyl-ketone solvent. Methyl ethyl-ketone solvent is a hazardous substance and is subject to various government regulations relating to its transfer, handling, packaging, use and disposal. We store the ink at warehouses in Europe, the United States, South East Asia and Israel, and a shipping company ships it at our direction. We face potential responsibility for problems that may arise when we ship the ink to customers. We believe that we are in material compliance with all applicable environmental laws and regulations. However, in the event we fail to comply with these laws or an accident involving our ink waste or methyl ethyl-ketone solvent occurs, however, then our business and financial results could be harmed.

ITEM 5: Operating and Financial Review and Prospects

A.	Operating Results

General

        Our discussion and analysis of our financial condition and results of operation are based upon our consolidated financial statements, which have been prepared in accordance with generally accepted accounting principles in the United States. Our operating and financial review and prospects should be read in conjunction with our financial statements, accompanying notes thereto and other financial information appearing elsewhere in this annual report.

        As of December 31, 2004 NUR had working capital deficit of $27.7 million. NUR’s cash resources may be insufficient to fund its current level of operations for the next twelve months. In their report regarding our consolidated financial statements for the year ended December 31, 2004, our independent registered public accounting firm, Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, indicates that our operating losses, working capital deficiency and prior non-compliance with certain covenants of loan agreements with banks, raise substantial doubt as to our ability to continue as a going concern. NUR believes that the steps it has recently taken to reduce its operating costs together with the backlog orders and active sales prospects it is pursuing, will enable NUR to return to profitability and positive cash-flow. However, there can be no assurance that we will succeed in our efforts to reduce our operating costs or to increase our revenues, or that we will obtain additional financing.

        NUR is a world leader in the market for the sale of wide format and super wide format digital printing systems. NUR develops, manufactures, sells and services digital, inkjet color printing systems for on-demand, production, wide format and super wide format printing. NUR also supplies inks that are consumable products for the operation of the NUR printers.

        NUR’s total revenues declined from $84.9 million in the year ended December 31, 2002 to $68.7 million in the year ended December 31, 2003 and increased to $76.7 million in the year ended December 31, 2004. Our net loss for the years ended December 31, 2002, 2003 and 2004 was $24.4 million, $27.1 million and $22.5 million, respectively.

        Our consolidated balance sheets, consolidated statements of operations, changes in shareholders’ equity (deficiency), consolidated statements of cash flows for the years ended December 31, 2003 and 2002 and the consolidated balance sheet as of December 31, 2003, including the applicable notes thereto, contained in “Item 18: Financial Statements” of this annual report on Form 20-F, have been restated from those financial statements previously presented as a result of the implementation of a new revenue recognition policy and deferred tax valuation with respect to 2003. The financial data contained in this Item is reported on a restated basis.

        The financial statements for the years 2002 and 2003 have been restated to reflect revised accounting treatment of revenue recognition accounting policies to revenues consummated in 2001, 2002 and 2003 and a deferred tax valuation for 2003. We revised our revenue recognition policy as a result of our observation that our existing policy, which was adopted in the past, does not meet the actual business practice in recent years. For further discussion of the revised policy of revenue recognition see “Critical Accounting Policies – Revenue Recognition” below. For further discussion of the deferred tax valuation see “Critical Accounting Policies – Deferred Income Taxes” below. The restatement of the financial statements for the year 2002 resulted in decreasing revenues by $0.3 million and increasing the net loss by $0.3 million. The restatement of the financial statements for the year 2003 resulted in increasing revenues by $3.1 million and decreasing the net loss by $0.4 million. For additional information regarding the impact of the restatement of the financial statements see Note 1(g) “Restatement of financial statements” contained in the notes to the audited U.S. GAAP consolidated financial statements included herein.

        Revenues are derived from the sale of our printers, which include the NUR Fresco printers, the NUR Ultima printers, the NUR Tempo printers and the NUR Expedio printers, and from the sale of inks, spare parts and related services.

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

        Although we expect the future cost of digital printing to decrease and the ability of digital technology to produce shorter runs more economically, the existing limitations on increasing the existing market for digital printed applications, by attracting new market participants who are currently using traditional methods, result from the relative lower printing speed currently available by digital printing systems for long runs of identical prints, and in some aspects, also from the lower quality produced by digital printing systems.

        Our challenge is to introduce the market with a technological breakthrough by developing wide format and super wide format digital printing systems having significant higher printing speeds and a better visual quality, combined with a cost reduction. If we succeed in that mission we anticipate that digital printing will gain a much greater market acceptance and as a result of which the market for digital printing applications would significantly be increased.

        The printing equipment industry is extremely competitive and many of our competitors may have greater management, financial, technical, manufacturing, marketing, sales, distribution and other resources than we do. In the past, our competitors in the market digital printing systems have introduced products that compete with our products. Our ability to compete depends on factors both within and outside of our control, including the performance and acceptance of any products we develop in the future. We also face competition from existing conventional wide format and super wide format printing methods, including hand painting, screen printing and offset printing. Our competitors could develop new products, with existing or new technology, that could be more competitive in our market than our printers. We cannot assure you that we can compete effectively with any such products.

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

        These accounting principles require management to make certain estimates, judgments and assumptions based upon information available at the time that they are made, historical experience and various other factors that are believed to be reasonable under the circumstances. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities as of the date of the financial statements, as well as the reported amounts of revenues and expenses during the periods presented. Changes made to our revenue recognition policy resulted in restatement of our financial statements for the years 2002 and 2003.

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

        NUR’s management believes the significant accounting policies which affect management’s more significant judgments and estimates used in the preparation of NUR’s consolidated financial statements and which are the most critical to aid in fully understanding and evaluating the NUR’s reported financial results include Revenue Recognition, Allowance for Doubtful Accounts, Inventory Valuation, Technology And Other Intangible Assets, Deferred Income Taxes, Restructuring Charges and Litigation.

Revenue Recognition

        We generate revenues from the sale of printers, inks and consumable products and from services to our products. We generate revenues from our products directly to end-users and indirectly through independent distributors (which are considered end-users).

        Revenues from printer sales are recognized in accordance with Staff Accounting Bulletin No. 104 “Revenue Recognition in Financial Statements” (“SAB. No 104”) upon installation, provided that the collection of the resulting receivable is probable, there is a persuasive evidence of an arrangement, no significant obligations in respect of installation remain and the price is fixed or determinable. We do not grant a right of return.

        Revenues from ink and other consumable products are generally recognized upon shipment assuming all other criteria have been met.

        Revenues from services are comprised of maintenance and support arrangements, and training, none of which are considered essential to the functionality of the products.

        Revenues from maintenance and support arrangements are deferred and recognized on a straight-line basis over the term of the arrangement and revenues from training are recognized at the time the services are rendered.

        Revenues from trade-in transactions of the NUR printers are recorded at fair value in accordance with APB 29 “Accounting for Non-monetary Transactions” and EITF 01-2 “Interpretations of APB Opinion No. 29", when the cash consideration involved with such transactions is material.

        Deferred revenue includes amounts received from customers for which revenue has not yet been recognized.

        We restated our financial statements for 2002 and 2003 to reflect revised accounting treatment of revenue recognition accounting policies to revenues consummated in 2001, 2002 and 2003.

        Historically, we recognized revenue on our printers at the time of shipment under the criteria that evidence of an arrangement existed, the price was fixed, delivery had occurred and collectibility was assured. We assumed that the existence of those elements was indicative of the completion of a sale. Based upon our review, it was determined that the actual business practice in recent years had shown that the decline in market conditions meant that from the customers’ point of view acceptance of the risk and title of the printers occurred only after installation and not at shipment. Consequently, we concluded that delivery had not in fact occurred upon shipment, and that revenue had been prematurely recognized in those cases. The restatement adjustments for revenue recognition resulted in adjustments to revenue, cost of sales, accounts receivable and deferred revenues.

        The impact of the restatement of the financial statements for the years 2002 and 2003 on revenues is $(0.3) million and $3.1 million, respectively. For additional information regarding the impact of the restatement of the financial statements see Note 1(g) “Restatement of financial statements” contained in the notes to the audited U.S. GAAP consolidated financial statements included herein.

Allowance For Doubtful Accounts

        NUR maintains an allowance for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments, which is included in bad debt expense. NUR determines the adequacy of this allowance by regularly reviewing the structure of its accounts receivable aging and evaluating individual customer receivables, considering customers’ financial condition, credit history and current economic conditions. If the financial condition of NUR’s customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required in future periods.

        On December 31, 2002, 2003 and 2004, our accounts receivable balance was approximately $20.8 million, $13.1 million and $11.0 million, respectively.

Inventory Valuation

        At each balance sheet date, we evaluate our inventory balance for excess quantities and obsolescence. This evaluation includes analyses of sales levels by product line and projections of future demand. In addition, we write off inventories that are considered obsolete. Remaining inventory balances are adjusted to the lower of cost or market value. If future demand or market conditions are less favorable than our projections, additional inventory write-downs may be required and would be reflected in cost of sales in the period the revision is made. During 2002, 2003 and 2004, we recognized inventory provisions of $1.0, $13.2 and $9.7 million, respectively.

Technology And Other Intangible Assets

        In June 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 141, “Business Combinations”, and No. 142, “Goodwill and Other Intangible Assets”, effective for fiscal years beginning after December 15, 2001. Under these rules, intangible assets deemed to have indefinite lives will no longer be amortized but will be subject to annual impairment tests in accordance with the Statements.

        NUR has conducted an evaluation of its intangible assets as of December 31, 2003 and December 31, 2004, which resulted in an impairment of $0 million and $0.74 million of NUR’s intangible assets, respectively. Other intangible assets will continue to be amortized over their useful lives.

        Following the charge reported in 2004, we are left with an intangible asset in approximately the amount of $0.5 million related to the purchase of the remaining 50% shares of NUR Pro Engineering for $0.85 million. Based on an external and independent evaluation, that asset will be depreciated over a 3-year period as of April 1, 2004. The expert appraised the intangible asset by evaluating the revenue generating intangible assets according to the present value of their expected future benefits, and by evaluating assets that are used in support of revenue generating assets or for which identifiable income streams could not be identified based on their historical costs.

Deferred Income Taxes

        We record income taxes using the asset and liability approach. Deferred income tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective income tax bases, and net operating loss and tax credit carry-forwards. Our financial statements contain fully reserved tax assets, which have arisen as a result of net operating losses, primarily incurred in 2001, 2002, 2003 and 2004, as well as other temporary differences between book and tax accounting. Significant management judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets. We have considered future taxable income, prudent and feasible tax planning strategies and other available evidence in determining the need for a valuation allowance. We evaluate all of these factors to determine whether it is more likely than not that some portion or all of the deferred income tax assets will not be realized. As a result of significant net operating losses incurred in 2001, 2002, 2003 and 2004 and uncertainty as to the extent and timing of profitability in future periods, we have provided a full valuation allowances for tax assets. The establishment and amount of the valuation allowance requires significant estimates and judgment and can materially affect our results of operations. If the realization of deferred tax assets in the future is considered more likely than not, an adjustment to the deferred tax assets would increase net income in the period such determination was made.

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

        We restated our financial statements for 2003 to reflect revised accounting treatment of deferred tax valuation in 2003. The impact of the restatement of the financial statements for 2003 on deferred income taxes is $1.0 million.

        We determined, based on our review, that we should have recorded a full valuation allowance in respect of the remaining deferred tax asset. Our decision was based on our history of losses in the past three years and our belief that it is more likely than not that the deferred tax asset will not be realized in the foreseeable future. Accordingly, the consolidated financial statements for the year ended December 31, 2003 have been restated from amounts previously reported.

Restructuring Charges

        During the first and fourth quarters of 2001, the second and fourth quarters of 2002 and the second quarter of 2003 NUR decided to perform a series of strategic initiatives intending to further reduce costs and increase efficiency. As a result, approximately 60, 72, and 58 employee positions were eliminated by NUR in 2001, 2002 and 2003, respectively. In July 2002, the Financial Accounting Standards Board issued SFAS No. 146 “Accounting for Costs Associated with Exit or Disposal Activities”, SFAS No. 146 requires that a liability for a cost that is associated with an exit activity be recognized only when the liability is incurred. It supersedes the guidance in EITF 94-3. In SFAS No. 146, an entity’s commitment to a plan does not, by itself, create a present obligation to other parties that meets the definition of a liability and establishes that fair value is the objective for the initial measurement of the liability.

        In the event that we redefine our strategic direction and/or difficult economic conditions continue to prevail, we may be required to implement further restructuring measures. We are not currently able to determine whether or to what extent such circumstances may continue or worsen.

Litigation

        Management sets aside liabilities related to litigation brought against us when the amount of the potential loss can be estimated. In determining whether liabilities should be recorded for pending litigation claims, NUR assesses the allegations made and the likelihood that it will successfully defend itself. When NUR believes that it is probable that it will not prevail in a particular matter, it then estimates the amount of the liability based in part on advice of legal counsel. As litigation progresses, we continue to assess our potential liability and revise our estimates accordingly. Such revisions in our estimates could materially impact our results of operations and financial position. Estimates of litigation liability affect our accrued liability line item in our consolidated balance sheet and our general and administrative expense line item in our statement of income.

Geographic Breakdown of Revenues

        As noted above, NUR has decided to change its product revenue recognition policy to reflect its business and operations. As a result of this change, NUR has restated its financial statements for the years 2002 and 2003 to reflect this change in revenue recognition policy.

        We sell our products and services throughout the world. Revenues are generally attributed to the location of the sale of the product or service to the end-user. The tables below shows the breakdown of revenues by categories of activities and into geographic markets in the years ended December 31, 2004, 2003 and 2002. The “Service and others” category, below, includes, among other things, revenues generated by the service of the NUR printers.

Year Ended December 31,
REGION	2002	2003	2004
(In thousands of U.S. dollars)

Israel	$355	$925	$31
Asia (except China)	16,139	10,709	11,451
China	4,436	51	-
America	27,324	17,268	25,809
Europe	33,451	38,460	38,398
Service and others	3,181	1,301	1,034

Total Revenues	$84,886	$68,714	$76,723

Year Ended December 31,
(In thousands of U.S. dollars)
CATEGORY	2002	2003	2004

Printers	$42,816	$39,030	$44,754
Ink	21,904	17,637	18,379
Substrates	10,418	2,321	1,749
Service and others	9,748	9,726	11,841

Total Revenues	$84,886	$68,714	$76,723

Results of Operations

        The following discussion analyzes our results of operations as restated to give effect to our amended revenue recognition policy.

        The following table sets forth for the periods indicated certain line items from NUR’s statement of operations as a percentage of NUR’s revenues:

	2002	2003	2004

Revenues	100%	100%	100%
Cost of sales of printers and related products	67.6	60.2	65.5
Inventory charge	1.1	19.1	12.6
Gross profit	31.3	20.7	21.9
Research and development	10.8	10.5	11.2
Research and development, net	9.1	9.5	11.2
Selling and marketing, net	15.0	16.5	12.4
General and administrative ongoing expenses	14.1	16.2	14.3
Doubtful accounts expenses	3.4	9.7	7.6
Amortization and impairment of goodwill and other
intangible assets	15.2	0.2	1.1
Restructuring charges	1.5	2.9	–
Operating loss	(27.0)	(34.3)	(24.8)
Financial expenses, net	1.6	3.1	4.2
Other expense, net	0.1	0.4	0.4
Taxes on income	–	1.7	0.1
Net loss	(28.8)	(39.6)	(29.3)

        The above table presents the financial data for NUR together with our subsidiaries NUR Media Solutions, NUR America, NUR Europe, NUR Shanghai, NUR Asia Pacific, Salsa Digital Printers, NUR Hungary Trading and Software Licensing Limited Liability Company, NUR DO Brazil Ltda., Encre Consumables B.V. and NUR Japan. Financial date for Stillachem is incorporated only with respect to 2002 and the first three months of 2003, and financial data for NUR Pro Engineering is incorporated only with respect to 2004.

Year Ended December 31, 2004 Compared with Year Ended December 31, 2003

        Revenues. Revenues were approximately $76.7 million in the year ended December 31, 2004, compared to approximately $68.7 million in the year ended December 31, 2003. The restatement of the 2003 revenues added approximately $3.1 million as detailed in the table below.

        The increase in revenues of approximately $8.0 million was mainly attributable to the introduction of the NUR Tempo flatbed printer during the fourth quarter of 2003 and the introduction of the NUR Expedio in 2004. Revenues from equipment increased by 14.7% (or $5.7 million) from $39.0 million in 2003 to $44.7 million in 2004. The balance of the increase in revenues is attributable to service of our equipment, which increased as a result of selling more printers compared to prior periods. The increase in revenues from service by $2.1 million and from sale of inks and solvents by $0.7 million was offset by a decrease of $0.6 million attributable to our decision to cease the sales of substrates as of July 2003.

        Analysis of the geographical breakdown of revenues suggests that the increase of revenues of $8.0 million was mainly attributable to the increased sale efforts in NUR’s North American subsidiary, following its reorganization under a new local management and the relocation of its headquarters from San Antonio, Texas to Moonachie, New Jersey. Revenues from North and Latin America increased by 54.9% (or $8.3 million) from $18.6 million in 2003 to $26.8 million in 2004. The balance of the increase is attributable to sales in Europe and Israel, 2.4% (or $0.9 million) and Asia-Pacific, 6.9% (or $0.7 million).

        NUR expects that revenues during 2005 will not differ materially than those reported for 2004 if it does not succeed in raising additional funds during the third calendar quarter of 2005. If additional funds will be available during the third calendar quarter of 2005 revenues during the second half of 2005 are expected to increase compared to prior periods.

        Cost of Goods.  The cost of goods was approximately $60.5 million in the year ended December 31, 2004, compared to $54.5 million in the year ended December 31, 2003. Both figures reflect inventory charges of $9.6 million and $13.1 million, respectively. The restatement of the 2003 financial statements added approximately $1.6 million as detailed in the table below. The increase in cost of goods sold is attributed to the increase in revenue and the decrease in gross margins.

        The inventory charge reported in 2004 is mainly associated with our decision to cease the sales of the NUR Salsa and NUR Ultima printers due to diminished customer demand and in order to optimize our current and future product lines. The inventory charges include $7.7 million in raw material which will become obsolete as a result of slow usage for this product line, and $1.9 million in finished goods.

        NUR expects that the cost of goods as a percentage of revenue will not materially change during 2005 compared to the percentage reported in 2004.

        Gross Profit. The gross profit was approximately $16.2 million in the year ended December 31, 2004, compared to $14.2 million in the year ended December 31, 2003. The gross profit for the year ended December 31, 2003 as previously reported were approximately $12.8 million. The gross profit as a percentage of revenue has increased from 20.7% in the year ended December 31, 2003 to 21.9% in the year ended December 31, 2004. The restatement of revenues added to the year ended December 31, 2003 gross profit of approximately $1.5 million as detailed in the table below.

        Excluding the inventory charge of $9.6 million and $13.1 million, respectively, the gross profit was approximately $26.4 million in the year ended December 31, 2004, compared to $27.3 million in the year ended December 31, 2003. Excluding the inventory charge the gross profit as a percentage of revenue has decreased from 39.8% in the year ended December 31, 2003 to 34.5% in the year ended December 31, 2004. The decrease in gross profit as a percentage of revenue is mainly attributed to the decline in the average selling prices of our products which resulted from competition pressure. During the second half of 2004, our average selling prices of printers has dropped by approximately 15% compared to the average selling prices we had during the first half of 2004.

        We expect that the gross profit during 2005 will not differ materially than the gross profit reported for 2004.

        Expenses. Research and development costs, net of government grants, were approximately $8.0 million in the year ended December 31, 2004, compared to $6.5 million in the year ended December 31, 2003. Excluding government grants, the costs were approximately $8.0 million in the year ended December 31, 2004, compared to $7.2 million in the year ended December 31, 2003. The increase in research and development costs was attributed to our efforts during 2004 to develop new technologies that would extend NUR’s market within 2-3 years. The government grants charges in 2004 are attributable to repayments of grants of $0.21 million and an additional accrual of $0.40 million relating to a dispute with the Israeli Office of the Chief Scientist (for more information see “Item 8.A: Legal Proceedings”). NUR expects to continue to invest in research and development of new products and enhancements of existing products.

        Selling and marketing expenses were approximately $9.5 million in the year ended December 31, 2004, compared to approximately $11.3 million in the year ended December 31, 2003. The majority of sales and marketing expenses were incurred by our distribution subsidiaries, NUR Europe (43% of the aggregate amount, or $4.1 million), NUR America (30% of the aggregate amount, or $2.9 million) and NUR Asia Pacific (17% of the aggregate amount, or $1.7 million). The balance of sales and marketing expenses of 10% (or $0.8 million) were incurred by our corporate marketing department. The decrease in expenses is mostly attributable to organizational changes implemented during 2003, including the appointment of a local senior management in our subsidiaries in North America and Asia Pacific and a more focused marketing activities.

        General and administrative expenses were approximately $17.6 million for the year ended December 31, 2004, compared to approximately $19.9 million in the year ended December 31, 2003. The general and administrative expenses in 2004 include amortization of other intangible assets in the amount of $0.8 million and other one-time expenses related mostly to a write-off of bad debts of $6.3 million. The general and administrative expenses in 2003 include amortization of other intangible assets of $0.1 million and restructuring charges of $2.0 million and other one-time expenses related mostly to a write-off of bad debts of $6.7 million. Excluding such charges, the general and administrative expenses were approximately $10.5 million for the year ended December 31, 2004, compared to approximately $11.1 million in the year ended December 31, 2003.

        NUR expects that selling and marketing expenses and general and administrative expenses during 2005 will be significantly lower than those reported for 2004 if NUR does not succeed in raising additional funds during the third calendar quarter of 2005, as NUR will implement its above mentioned plan to reduce expenses. If additional funds will be available during that period, the selling and marketing expenses as well as the general and administrative expenses during the second half of 2005 are expected to increase compared to prior periods.

        Financial expenses, net increased to $3.2 million in the year ended December 31, 2004, compared to $2.2 million in the year ended December 31, 2003. This increase was mainly due to increase in interest rates paid by NUR in respect of bank loans taken to finance the cash portion of the Salsa Digital acquisition in 2000, and foreign exchange gains and amortization of fair value warrants granted in connection with the convertible loan of October 2003, to banks and other investors in the amount of $0.5 million.

        Taxes. Taxes on income were $0.02 million in the year ended December 31, 2004, as compared to taxes on income of $1.1 million in the year ended December 31, 2003. The charges for 2003 include a charge of a tax asset of $1.0 million.

        We restated our financial statements for 2003 to reflect a revised accounting treatment of deferred tax valuation in 2003.

        We determined, based on our review, that we should have recorded a full valuation allowance in respect of the remaining deferred tax asset. Our decision was based on our history of losses in the past three years and our belief that it is more likely than not that the deferred tax asset will not be realized in the foreseeable future. Accordingly, the consolidated financial statements for the year ended December 31, 2003 have been restated from amounts previously reported.

        We do not expect to pay taxes on our income during 2005.

        Effects of Restatement. The financial statements for the years 2002 and 2003 have been restated to reflect revised accounting treatment of revenue recognition accounting policies to revenues consummated in 2001, 2002 and 2003 and a deferred tax valuation for 2003. The following table summarizes the effect of the restatement on operations data for 2003:

	Year ended December 31, 2003
	As previously reported	Adjustment	As restated

Sales of printers, related products and services	65,574	3,140	68,714
Cost of sales of printers and related products	39,665	1,672	41,337

Total cost of revenues	52,819	1,672	54,491
Gross profit	12,755	1,468	14,223
Operating loss	(25,046)	1,468	(23,578)
Taxes on income	202	989	1,191
Net loss	(27,670)	479	(27,191)

Basic and diluted net loss per share	(1.60)	0.03	(1.57)

Year Ended December 31, 2003 Compared with Year Ended December 31, 2002

        Revenues. Revenues were approximately $68.7 million in the year ended December 31, 2003 compared to approximately $84.8 million in the year ended December 31, 2002. This decrease was mainly attributable to our decision to cease the sales of substrates as of the second quarter, a weakened macroeconomic environment, a slowdown in capital equipment investments by customers, reduced demand for printing consumables, heightened competition in our market and price reductions of our products.

        Gross Profit. Gross profit was approximately $14.2 million in the year ended December 31, 2003 compared to $26.6 million in the year ended December 31, 2002. Excluding inventory charges of $13.1 million and $1.0 million, respectively, the gross profit was approximately $27.4 million in the year ended December 31, 2003, compared to $27.5 million in the year ended December 31, 2002. The decrease in gross profit in 2003 was primarily due to an inventory charge and a decline in our sales. Excluding the inventory charges, the gross profit as a percentage of revenue has increased from 33% in the year ended December 31, 2002 to 39.8% in the year ended December 31, 2003. This increase is mainly attributed to our decision to cease the sales of substrates as of the second quarter of 2003, which had a negative to no effect on the gross profit. It is also attributed to the organizational changes implemented during 2003, including consolidating all manufacturing activities in Israel.

        Expenses. Research and development costs, net of government grants, were approximately $6.5 million in the year ended December 31, 2003, compared to $7.7 million in the year ended December 31, 2002. NUR expects to continue to invest significant resources in research and development programs for new products and enhancements of existing products.

        Selling and marketing expenses were approximately $11.3 million in the year ended December 31, 2003, compared to approximately $12.7 million in the year ended December 31, 2002. The majority of sales and marketing expenses were incurred by our distribution subsidiaries, NUR Europe, NUR America, NUR Shanghai and NUR Asia Pacific. The decrease of expenses is mostly attributed to organizational changes implemented during 2003, including the appointment of local senior management in North America and Asia and more focused marketing activities. As of December 31, 2002, NUR had received $1.27 million from the Marketing Fund for selling and marketing expenses. NUR is no longer eligible, however, for support from the Marketing Fund due to its reaching the maximum allowed export revenues.

        General and administrative expenses were approximately $19.9 million for the year ended December 31, 2003, compared to approximately $29.0 million in the year ended December 31, 2002. The figures for 2003 include amortization of goodwill and other intangible assets of $0.1 million and restructuring and other one-time expenses of $8.7 million. The figures for 2002 include amortization of goodwill and other intangible assets of $12.9 million and restructuring and other one-time expenses of $4.2 million during 2002. Without such charges, general and administrative expenses were approximately $11.1 million for the year ended December 31, 2003, compared to approximately $11.9 million in the year ended December 31, 2002. The restructuring efforts in 2003 consisted of a series of strategic initiatives intended to further reduce costs and increase efficiency and they include reduction in work force and relocating the US headquarters from San Antonio, Texas to New Jersey and the Asia Pacific headquarters from China to Hong-Kong.

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

        Taxes. Taxes on income were $1.2 million in the year ended December 31, 2003, as compared to taxes on income of $0.03 million in the year ended December 31, 2002.

        Effects of Restatement. The financial statements for the years 2002 and 2003 have been restated to reflect revised accounting treatment of revenue recognition accounting policies to revenues consummated in 2001, 2002 and 2003 and a deferred tax valuation for 2003. The following table summarizes the effect of the restatement on operations data for 2002:

	Year ended December 31, 2002
	As previously reported	Adjustment	As restated

Sales of printers, related products and services	85,255	(369)	84,886
Cost of sales of printers and related products	57,360	(11)	57,349
Total cost of revenues	58,335	(11)	58,324
Gross profit	26,920	(358)	26,562
Operating loss	(22,585)	(358)	(22,943)
Net loss	(24,065)	(358)	(24,423)

Basic and diluted net loss per share	(1.42)	(0.02)	(1.44)

        Subsidiary Accounting Issues. In our financial statements for 2003, our independent registered public accounting firm relied on the auditors of one of our subsidiaries whose assets constituted 7% of total consolidated assets in 2003, and whose revenues constituted 15% of total consolidated revenues in 2003. That subsidiary’s auditors report for 2003 included a qualification, under the local generally accepted accounting principles, relating to the opening balance of inventories for the fiscal year 2003. This inventory value as of December 31, 2002 was at corporate historical prices less then 10% of the consolidated inventory value of NUR. This inventory value was audited on a consolidated basis by our independent registered public accounting firm, Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, and it was determined that it fairly stated under the generally accepted accounting principles in the United States.

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

        NUR may also be affected by the U.S. dollar exchange rate to the Euro. Our sales of products and service in Europe, as well as and purchases of raw materials, are dominated by the Euro. The existence of a balance of Euro based assets which are mostly derived from sale of products and service over Euro based liabilities which are mostly related to purchase of raw materials, exposes us to financial losses deriving from a potential devaluation of the U.S. dollar against the Euro. In order to reduce such exposure to the Euro we offset balances of Euro based assets by taking loans in Euro.

        The annual rate of inflation in Israel was 6.7% in the year ended December 31, 2002, decreased to (1.88)% in the year ended December 31, 2003 and increased to 1.2% in the year ended December 31, 2004. The NIS was devalued against the U.S. dollar by approximately 7.3% in 2002, by approximately 7.6% in 2003 and by approximately 1.2% in 2004. NUR cannot predict whether the rate of devaluation of the NIS against the U.S. dollar will continue to exceed the rate of inflation in the future and whether these conditions will have a material adverse effect on NUR.

        The representative dollar exchange rate for converting the NIS to dollars, as reported by the Bank of Israel, was NIS 4.308 for one-dollar U.S. on December 31, 2004. The representative dollar exchange rate was NIS 4.379 on December 31, 2003 and NIS 4.737 on December 31, 2002.

        NUR’s transactions and balances denominated in U.S. dollars are presented at their original amounts. Non-dollar transactions and balances have been measured into U.S. dollars in accordance with Statement 52 of the FASB. All transaction gains and losses from remeasurement of monetary balance sheet items denominated in non-dollar currencies are reflected in the statement of operations as financial income or expenses, as appropriate. The average exchange rates during the years ended December 31, 2002, 2003 and 2004 were NIS 4.738, 4.548 and 4.482 for one-dollar U.S., respectively. The exchange rate as of July 1, 2005 was NIS 4.582 for one dollar.

B.	Liquidity and Capital Resources

        NUR has incurred operating losses during the last three years. NUR may need additional funds if it seeks to expand its operations or if it does not meet its expected revenues in future quarters. If NUR is unable to raise funds through public or private financing of debt or equity, it will be unable to fund expenditures on research and development or the production and marketing of its products that could ultimately improve its financial results. We cannot assure you that additional financing will be available on commercially reasonable terms or at all. We currently have no commitments for additional financing and are exploring the possibility of raising additional capital. In their report regarding our consolidated financial statements for the year ended December 31, 2004, our independent registered public accounting firm, Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, indicates that our operating losses, working capital deficiency and prior non-compliance with certain covenants of loan agreements with our lender banks, raise substantial doubt as to our ability to continue as a going concern.

        NUR’s capital requirements and level of expenses depend upon numerous factors, including the scope and success of our marketing and customer service efforts, and of our research and development activities, as well as the demand for NUR’s products and services.

        We have historically funded our operations primarily through the private sale of our equity securities, commercial bank loans and through cash generated from operations. We invest our excess cash in cash and cash equivalents that are highly liquid. At December 31, 2004 we had approximately $8.7 million of cash and cash equivalents compared with $10.3 million at December 31, 2003 and $10.5 million at December 31, 2002.

        As of December 31, 2004, NUR does not have material commitments for capital expenditures.

Operating activities

        In the year ended December 31, 2004, NUR had a net loss of $(22.5) million. Net cash used in operating activities was approximately $0.7 million. The main changes in NUR’s working capital were: (i) a decrease of approximately $4.2 million in trade accounts receivable and long-term trade accounts receivables; (ii) an increase of approximately $8.6 million in trade payables; and (iii) an increase of approximately $8.4 million in inventories.

        In the year ended December 31, 2003, NUR had a net loss of $(27.2) million. Net cash used in operating activities was approximately $7.9 million. The main changes in NUR’s working capital were: (i) a decrease of approximately $9.0 million in trade accounts receivable and long-term trade accounts receivables; and (ii) a decrease of approximately $6.7 million in trade payables.

        In the year ended December 31, 2002, NUR had a net loss of $(24.4) million. Net cash used in operating activities was approximately $4.2 million. The main changes in NUR’s working capital were: (i) a decrease of approximately $8.1 million in trade accounts receivable; and (ii) a decrease of approximately $5.1 million in trade payables.

Investing activities

        Net cash used in investing activities was approximately $1.9 million in the year ended December 31, 2004, consisting mainly of $2.1 million were attributed to the purchase of property and equipment. Net cash used in investing activities was approximately $1.1 million in the year ended December 31, 2003, consisting mainly of purchase, net of property and equipment. Net cash used in investing activities was approximately $2.7 million in the year ended December 31, 2002, consisting mainly of purchase, net of property and equipment for our production site and our research and development laboratories.

Financing activities

        Net cash provided by financing activities in the year ended December 31, 2004 was approximately $1.5 million, deriving primarily from the issuance of shares and warrants in the aggregate amount of $4.2 million.

        On July 30, 2003, NUR secured a convertible loan commitment from several investors pursuant to which the investors undertook to provide NUR with a convertible loan in the aggregate amount of $3.5 million. NUR’s former chairman and the largest shareholder, Dan Purjes, provided $1.2 million of the loan. Under the terms of the loan agreement, the loan was convertible into ordinary shares of NUR at a conversion rate of $0.62 per share. In consideration for the loan undertaking, NUR paid a cash commitment fee and issued to the investors warrants to purchase ordinary shares of NUR equal to 15% of the loan at an exercise price of $0.52 per share exercisable over a five-year period. On December 31, 2003, the investors elected to convert $2 million of the loan into 3,225,805 ordinary shares of NUR at the conversion price of $0.62 per ordinary share. On March 31, 2004, the investors elected to convert the remaining $1.5 million of the loan into 2,419,355 ordinary shares at the conversion price of $0.62 per share. NUR’s former chairman, former director and the largest shareholder, Dan Purjes, received an aggregate of 1,854,839 ordinary shares and warrants to purchase up to 331,731 ordinary shares. Dan Purjes is also a chairman of one of the other investors, Y Securities Management, Ltd., which provided $50,000 of the loan and received an aggregate of 80,645 ordinary shares and warrants to purchase up to 14,423 ordinary shares, and the chairman of X Securities Ltd., which received placement agent warrants to purchase 111,799 ordinary shares. David Amir, NUR’s president and chief executive office, provided $50,000 of the loan and received an aggregate of 80,645 ordinary shares and warrants to purchase up to 14,423 ordinary shares.

        In April 2004, we closed a private placement of approximately $2.99 million through the issuance of 2,586,140 of our ordinary shares to several investors at a price of $1.16 per share. The investors also received warrants to purchase additional 646,542 ordinary shares at an exercise price of $1.54 per warrant share, exercisable until March 2009. We also issued warrants to the placement agent to purchase an aggregate of up to 129,310 ordinary shares at an exercise price of $1.16 per share, exercisable until March 2009 and paid the placement agent, Duncan Capital Group, LLC, a cash fee of $142,798. Dan Purjes is the chairman of one of the investors, X Securities Ltd. that purchased 81,897 ordinary shares for $95,000 and received warrants to purchase 20,474 ordinary shares.

        NUR maintained long and short-term credit facilities in an aggregate amount of approximately $44.04 million at December 31, 2004. As of December 31, 2004 NUR has an unutilized short-term credit in the amount of $1.86 million. NUR maintained long and short-term credit facilities in an aggregate amount of approximately $45.1 million at December 31, 2003. During 2004, NUR refunded approximately $0.75 million on its long-term loans and $0.3 million on its short-term loans. During 2003, NUR refunded approximately $1.23 million on its long-term loans. During 2004 NUR’s long-term loans were linked to the U.S. dollar and the Euro bearing interest at a rate ranging between 4.5% and 5%.

        The following table shows the outstanding amounts owed to Bank Hapoalim, Bank Leumi and Discount Bank as of March 31, 2005:

Outstanding Debt
(in thousands of U.S. dollars)

	Credit Lines(1)	Long-term loans(2)	Total

Bank Hapoalim	$8,000	$15,025	$23,025
Bank Leumi	$2,650	$13,100	$15,750
Discount Bank	$4,430	-	$4,430

Total	$15,080	$28,125	$43,205

(1)	The short-term loans from Bank Hapoalim, Bank Leumi and Bank Discount bear interest rates ranging between LIBOR plus 2.50% and LIBOR plus 2.75%.

(2)	The long-term loans from Bank Hapoalim and Bank Leumi bear interest rates ranging between LIBOR plus 2.25% and LIBOR plus 2.50%.

        In June 2005, we amended the financial covenants governing the loan agreements with our lender banks for the second, third and fourth quarters of 2005. In addition, the banks agreed in writing to waive the non-performance by NUR of certain financial covenants for prior periods ended on March 31, 2005.

        Under the terms of the new agreements with the lender banks NUR agreed to maintain with respect to the second, third and fourth quarters of 2005:

—	total revenue of not less than $16 million;

—	operating loss not greater than $2 million and the operating income shall be greater than zero;

—	inventory levels of not less than $14 million; and

—	accounts receivable of not less than $7 million.

        The lender banks also agreed that, unless NUR breaches its obligations under the loan agreements, it shall not be obligated to repay to the lender banks any amounts on account of principal that are due and payable under the loan agreements until January 1, 2006.

        NUR’s loans are secured by a floating lien on all assets of NUR, a negative pledge of the assets of its subsidiaries, NUR America, NUR Europe, NUR Media Solutions, NUR Asia Pacific and NUR Shanghai and unlimited guarantees by those subsidiaries. The long-term and short-term loans also contain customary events of default, including the failure to pay interest or principal, breach of any obligation, representation or warranty made under the loan agreements, bankruptcy, or a change in control event relating to NUR. The loans are governed by the laws of the State of Israel.

        We believe that the amendment of the financial covenants that took place in June 2005 will allow a better alignment between the financial covenants and NUR’s current business plan. Our failure to observe covenants when due or satisfy conditions under the loan agreements may result in the banks accelerating our obligations, which would obligate us to immediately repay all loans made by the banks plus penalties, and the banks would be entitled to exercise the remedies available to them under the credit facility, including enforcement of their lien against all our assets, which may result in a material adverse effect on our business and financial results. The loans are repayable in January 2006. NUR intends to negotiate with the lender banks, new payment terms for the year 2006 and thereafter. There can be no assurance that such agreement can be concluded and in light of the uncertainties, long-term bank loans are presented in our consolidated financial statements as short-term bank loans.

        As of December 31, 2004, total current assets of NUR amounted to approximately $45.2 million, out of which $8.7 million was in cash and cash equivalents, compared with total current liabilities of approximately $44.7 million. The decrease in current assets is attributable primarily to the decrease in trade receivables and cash.

        As of December 31, 2003, total current assets of NUR amounted to approximately $50.2 million, out of which $10.3 million was in cash and cash equivalents, compared with total current liabilities of approximately $35.6 million. The decrease in current assets is attributable primarily to the decrease in trade accounts receivable and inventories.

        Net cash provided by financing activities in the year ended December 31, 2003 was approximately $9.9 million derived mainly from cash generated from short-term loans.

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

        There is one research and development facility at our headquarters in Lod, Israel.

        Total research and development expenses, before royalty bearing grants, were approximately $9.2 million, $7.2 million and $8.0 million, in the years ended December 31, 2002, 2003 and 2004, respectively. Research and development expenditures are composed principally of salaries for employees, the hiring of subcontractors, depreciation of capital investment in infrastructure for software and electronic designs, and prototype material costs. See “Item 4.B: Research and Development.” Royalty bearing grants amounted to $1.4 million in 2002, $0.7 million in 2003 and $0 million in 2004.

D.	Trend Information

Losses

        Operating losses during the years ended December 31, 2002, 2003 and 2004 were $22.9, $23.6 and $19.0 million, respectively. Most of our operating losses during the last three years are attributed to charges and write offs of assets which were purchased during prior years.

Printers Sales

        Revenues from sales of the NUR printers, which comprised 58.3% of NUR’s total revenues in 2004, increased by $5.7 million in 2004 compared to 2003. This increase was due to improved operations in North and Latin America and in the Asia Pacific regions. We have witnessed the expansion of the wide format market to new arenas, such as the UV curable flatbed and roll-to-roll printers. During 2004, for example, we released several models of the NUR Tempo flatbed digital printer and the NUR Expedio printer.

        We can offer no assurance that NUR will be able to increase its market share in the wide and super wide format market or increase its revenues from sales of its printers.

Consumables Sales

        During the past few years, NUR has focused on a recurring revenues strategy for consumables. The consumable business is composed of two families of products – specialized inks and specialized substrates. Revenues from consumables increased by 0.8% in 2004 compared to 2003, due to a continued increase in the competitiveness of the consumables market during 2004. NUR is constantly working on development of new products intended to maintain a differentiation between our consumable products and those of our competitors. In July 2003 we announced our decision to cease the sale of substrates. As the digital wide format printers have become more widespread, substrates have become a low margin commodity that is no longer profitable for NUR to resell. We believe that ceasing the sale of substrates allowed us to more strongly focus on our proprietary specialty inks.

        There can be no assurance that NUR will succeed in maintaining its market share in the consumables market or increase its revenues from sales of its consumables.

Gross Margins

        The increase in gross margins in 2004 was mainly due the increase in revenues which was mainly attributable to the introduction of the NUR Tempo flatbed printer during the fourth quarter of 2003 and the introduction of the NUR Expedio in 2004. The gross margin in 2004 was also influenced by the inventory charge of $9.6 million and the decline in the average selling prices of our products which resulted from competitive pressures.

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

        During the second half of 2004 we experienced a decline in our printers’ average selling prices by approximately 15%. The decline in selling prices was fueled by a price pressure introduced by our competitors. We expect that the price pressure will continue to characterize the wide and super wide format digital printing market. We are devoting substantial efforts to increase production efficiency and reduce cost of goods in order to maintain and improve our gross margins. Our ability to successfully compete in those markets depends on our capability to increase our production efficiency.

E.	Off-Balance Sheet Arrangements

        We are not a party to any material off-balance sheet arrangements. In addition we have no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations.

F.	Contractual obligations

Payments due by period (in thousands of U.S. dollars)
Contractual Obligations	Total	2005	2006 - 2008	2009-2011	2012 and over

Long-Term Rent Obligations(1)	$4,424	$1,734	$1,671	$1,019	-
Capital (Finance) Lease obligations(2)	1,311	182	546	546	-
Operating Lease Obligations	4,791	2,573	1,649	569	-
Purchase Obligations	2,346	2,346	-	-	-
Accrued severance pay(3)	442	-	-	-	442
Long term loans	28,782	835	4,200	7,200	16,547

Total	$42,059	$7,670	$8,066	$9,334	$16,989

(1)	We operate from leased premises in Lod, Rosh Ha’Ayin and Ashkelon in Israel. We also lease premises for our subsidiaries’ activities in the United States, Hong Kong and Japan.
(2)	NUR Europe conducts its activities in Belgium from premises leased by it. Upon completion of payments, NUR Europe will own the premises.
(3)	The accrued severance pay is considered to be a contractual obligation of NUR for more than 5 years, as we do not anticipate at present the dismissal of our employees.

ITEM 6: Directors, Senior Management and Employees

A.	Directors and Senior Management

        The executive officers and directors of NUR are as follows:

Name	Age	Position with NUR

Robert F. Hussey (1)	56	Acting Chairman of the Board of Directors
Oded Akselrod (1)(2)(3)	59	Director
Lauri A. Hanover (1)(4)(5)	45	Director
Koby Shtaierman (4)(5)	50	Director
Tamar Peller(4)	38	Director
David Amir	47	President and Chief Executive Officer
David Seligman	46	Chief Financial Officer

(1)	Member of NUR’s Stock Option and Compensation Committee.
(2)	Member of the NUR’s Non-Employee Director Share Option Plan Committee.
(3)	Elected to serve on the Board of Directors pursuant to a voting arrangement between Dan Purjes and the Investment Corp. of United Mizrahi Bank Ltd.
(4)	Member of NUR’s Audit Committee.
(5)	External Director.

        The senior managers of NUR are as follows:

Name	Age	Position with NUR

Kobi Markovitz	52	Chief Technology Officer
Nachum Korman	43	President, NUR America, Inc.
Marco Baio	42	Managing Director, NUR Europe S.A.
Amir Kleinstern	44	Managing Director, NUR Asia Pacific Limited
Roni Zomber	49	Vice President of Operations

        The address of each of our executive officers, senior managers and directors is c/o NUR Macroprinters Ltd., 12 Abba Hillel Silver Street, P.O. Box 1281, Lod 71111, Israel.

        Robert F. Hussey has served as acting chairman of the Board of Directors since December 2004 and as a director of the company since September 1997. Mr. Hussey was the chairman of the Audit Committee until his appointment as acting chairman of the Board. Mr. Hussey is presently the chief operating officer of HC Wainwright and Company, Inc. From June 1991 to April 1997, Mr. Hussey served as the president and chief executive officer of Metrovision of North America. Prior thereto, from 1984 to 1991, Mr. Hussey served as the president, chief executive officer and director of POP Radio Corp., a company which he helped form. From 1979 to 1984, Mr. Hussey served as the vice president/management supervisor for Grey Advertising, Inc. Mr. Hussey is also a director of Digital Lightwave, Inc., Distributed Power Corp., i2Telecom.Com. and Axcess International Inc., which are all publicly held companies. Mr. Hussey holds a B.S. degree in Finance from Georgetown University and an MBA degree in International Finance from George Washington University.

        Oded Akselrod has served as a director of NUR since February 2002. Mr. Akselrod was the general manager of the Investment Corp. of United Mizrahi Bank Ltd., a wholly owned subsidiary of United Mizrahi Bank Ltd. that was merged into United Mizrahi Bank Ltd. on October 2004. Prior to joining the Investment Corp. of United Mizrahi Bank, from 1994 to 1997, Mr. Akselrod held the position of general manager of Apex-Leumi Partners Ltd. as well as Investment Advisor of Israel Growth Fund. Prior thereto, from 1991 to 1994, Mr. Akselrod served as general manager of Leumi & Co. Investment Bankers Ltd. Mr. Akselrod began his career in various managerial positions in the Bank Leumi Group including member of the management team of Bank Leumi, deputy head of the international division, head of the commercial lending department of the banking division, member of all credit committees at the Bank, assistant to Bank Leumi’s CEO and head of international lending division of Bank Leumi Trust Company of New York. Mr. Akselrod holds a Bachelor’s degree in Agriculture Economics from Hebrew University, Jerusalem and an M.B.A. degree from Tel Aviv University. Mr. Akselrod is also a director of Moffet Technology Fund Israel Ltd. which is a publicly held company.

        Lauri A. Hanover has served as an external director of NUR since November 2003. Ms. Hanover is the chief financial officer of Lumenis Ltd. since August 2004. Prior to that she served as the corporate vice president and chief financial officer of NICE Systems Ltd. from 2000 to 2004. She previously served as executive vice president and chief financial officer of Sapiens International Corporation N.V., from 1997 to 2000.  From 1984 to 1997, Ms. Hanover served in a variety of financial management positions, including corporate controller at Scitex Corporation Ltd. and from 1981 to 1984 as financial analyst at Philip Morris Inc. (Altria).  Ms. Hanover holds a Bachelor’s degree in finance from the Wharton School of Business and a Bachelor-of-Arts degree from the College of Arts and Sciences, both of the University of Pennsylvania.  Ms. Hanover also holds a Master’s degree in business administration from New York University.  Ms. Hanover has served on the Board of Directors of Nova Measuring Instruments Ltd. since 2000. Ms. Hanover qualifies as an external director according to the Companies Law, 1999.

        Koby Shtaierman has served as an external director of NUR since November 2003. Mr. Shtaierman currently serves as vice president marketing and sales of Advanced Vision Technology Ltd. From 1996 to 1998, Mr. Shtaierman served as vice president of corporate marketing for Tecnomatix Technologies Ltd. From 1985 to 1995, Mr. Shtaierman served as marketing director of the input system division of Scitex Corporation. Prior thereto Mr. Shtaierman held various positions at Israel Aircraft Industries. Mr. Shtaierman holds a B.Sc. and M.Sc. degrees in Electronics and Computer Engineering from the Technion, Haifa. Mr. Shtaierman qualifies as an external director according to the Companies Law, 1999.

        Tamar Peller has served as a director of NUR since December 2004. Ms. Peller is the co-founder and CFO of Rubidium Ltd., a high-tech company specializing in digital voice processing chips and applications. Ms. Peller holds this position since 1997. Prior to this, Ms. Peller was with the high-tech audit group of the accounting firm of Almagor & Co. Ms. Peller holds a B.A. in Accounting and Finance from the College of Management in Tel-Aviv, Israel and she is a certified public accountant. Ms. Peller is a Board Member and the chairman of the Hi-Tech Committee of the Institute of Certified Public Accountants in Israel – Tel-Aviv District. Ms. Peller is an external director and chairman of the audit committee at “Lehava”, a study fund managed by Bank Hapoalim.

        David Amir has been serving as NUR’s president and chief executive officer since April 2003. Mr. Amir has also been serving as director of NUR Europe, NUR America, Salsa Digital Printers, NUR Media Solutions, NUR Asia Pacific and NUR Pro Engineering since April 2003. Prior to joining NUR, from 1999 to 2002, Mr. Amir served as president and chief executive officer of Paspartoo Ltd., a high-tech company specializing in “virtual to print” technology. Mr. Amir was also the founder of Paspartoo Ltd. Prior thereto, from 1984 to 1999, Mr. Amir served in various research and development, marketing, customer support and senior management positions with Scitex Corporation. Mr. Amir’s last position with Scitex Corporation was corporate vice president of business development. Mr. Amir holds a B.Sc. in Electrical Engineering from the Technion in Haifa.

        David Seligman has served as chief financial officer of NUR since October 2003. Mr. Seligman has also served as a director of NUR Europe, NUR Media Solutions, NUR America, NUR Asia Pacific, NUR Japan and Encre Consumables B.V. since October 2003. Prior to joining NUR, Mr. Seligman served as chief financial officer of RADVISION Ltd. (Nasdaq: RVSN). Previously, he was chief financial officer for LanOptics Ltd. (Nasdaq: LNOP), a senior financial analyst for Fidelity Investment Systems in Boston, Massachusetts, and served as a controller and financial analyst for several hi-tech companies. Mr. Seligman holds a B.A. degree in political science and geography, and a M.B.A. degree in accounting and finance, both from Tel-Aviv University.

        Kobi Markovitz served as chief technology officer since June 2004. Prior to this Mr. Markovitz served as NUR’s vice president of technologies since September 1998. Prior to joining NUR, Mr. Markowitz was founder and CEO of Meital, a private start-up company specializing in characterizing printing technologies that developed, designed, and manufactured wide-format, drop-on-demand based digital printers. Meital’s assets were purchased by NUR in 1998 and its technology was integrated into NUR. From 1994 Mr. Markowitz and Meital’s research and development team were strategic partners in designing the world’s first wide format, drop-on-demand based digital printer at Idanit.

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

        The following table sets forth information concerning the total compensation paid with respect to all of our executive directors and our executive officers as a group in fiscal year ended December 31, 2004.

	(in thousands of U.S. dollars)
Name and Principal Position	Salaries, fees, commissions and bonuses	Pension, retirement and other similar benefits

All executive officers and directors as a
group (nine persons, including 2
directors who left the Board during 2004)	$823	$24

Total	$823	$24

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

        In addition, a total of 346,667 options were granted in 2004 to executive officers and directors to purchase ordinary shares. The 346,667 options granted had a weighted average exercise price of approximately $0.88 and have expiration dates in 2014. As of June 30, 2005, directors and executive officers of NUR hold options and warrants to purchase an aggregate of 1,054,424 ordinary shares issuable pursuant to exercise of such securities. The option and warrants were provided pursuant to the plans and arrangements described under “Item 6.E: Share Ownership.”

        We pay our non-employee directors remuneration for their services as directors. This remuneration includes (other than Robert F. Hussey) an annual payment of $8,000 and additional payments of approximately $500 per meeting and $250 per committee meeting. The chairman of the Board and chairman of any committee are also entitled to receive an additional annual fee of $5,000. Each non-employee director also receives an annual grant of options to purchase 10,000 ordinary shares under the conditions set forth in NUR’s 1998 Non-Employee Director Share Option Plan. The directors do not receive any additional remuneration upon termination of their services as directors.

        In 1998, NUR adopted the 1998 Non-Employee Director Share Option Plan to provide for grants of options to purchase ordinary shares to non-employee directors of NUR. The 1998 Plan, as amended, is administered by the Non-Employee Director Share Option Committee subject to Board approval. An aggregate amount of not more than 250,000 ordinary shares is reserved for grants under the 1998 Plan. The 1998 Plan will expire on December 8, 2008 (10 years after adoption), unless earlier terminated by the Board.

        Under the 1998 Non-Employee Director Share Option Plan, each non-employee director that served on the 1998 “Grant Date”, as defined below, automatically received an option to purchase 10,000 ordinary shares on such Grant Date and will receive an option to purchase an additional 10,000 ordinary shares on each subsequent Grant Date thereafter, provided that he or she is a non-employee director on the Grant Date and has served as such for the entire period since the last Grant Date. The “Grant Date” means, with respect to 1998, October 26, 1998, and with respect to each subsequent year, August 1. Directors first elected or appointed after the 1998 Grant Date, will automatically receive on such director’s first day as a director an option to purchase up to 10,000 ordinary shares prorated based on the number of full months of service between the prior Grant Date and the next Grant Date. Each such non-employee director would also automatically receive, as of each subsequent Grant Date, an option to purchase 10,000 ordinary shares provided he or she is a non-employee director on the Grant Date and has served for the entire period since the last Grant Date.

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

        NUR’s shareholders approved at the Special Shareholders meeting held on April 17, 2005 remuneration to Mr. Robert F. Hussey, the Acting Chairman of the Board. In his capacity as Acting Chairman of the Board, Mr. Hussey is to receive during his chairmanship a quarterly cash fee of $10,000 or a prorate portion for services rendered during part of a calendar quarter. The foregoing cash fee will replace any other cash compensation or meeting allowances otherwise due to a Director under NUR’s policies. In addition, Mr. Hussey is also entitled during his chairmanship to a quarterly grant of options to purchase 2,500 ordinary shares, or a prorate portion for services rendered during part of a calendar quarter. The quarterly grants will be made on the first business day following the last month of each calendar quarter. The options will be fully vested and exercisable immediately upon their grant and the exercise price per ordinary share shall be the closing price of the ordinary shares known on the last trading day of the calendar quarter for which the options are being granted. The grants described in this paragraph are in addition to any grants under the 1998 Stock Option Plan for Non-Employee Directors.

        NUR’s shareholders approved at the Annual Shareholders meeting held on February 12, 2002 a Terms of Service Agreement with Dan Purjes effective as of January 1, 2002. In his capacity as chairman of the Board, Dan Purjes received an annual fee of $125,000 which was paid in ordinary shares to Rockwood Group LLC, a company wholly owned by Dan Purjes or to Dan Purjes. The fee was paid quarterly, at the end of each quarter, by way of issuing ordinary shares valued at $31,250. Such annual fee was in lieu of any and all payments, which were due to Dan Purjes in his capacity as a director, chairman of the Board, and a member of any committees of the Board, including the right to receive options to purchase ordinary shares in accordance with NUR’s 1998 Share Option Plan for Non-Employee Directors. On December 21, 2004 Dan Purjes resigned from the Board of Directors and the Terms of Services Agreement was automatically terminated.

C.	Board Practices

Terms of Directors

        The Board currently consists of five members, including two external directors. Unless otherwise prescribed by resolution, the Board shall consist of not less than four (4) nor more than twelve (12) directors. The members of the Board are elected annually at NUR’s annual shareholders’ meeting and remain in office until the next annual shareholders’ meeting, unless the director has previously resigned, vacated his office, or was removed in accordance with NUR’s Amended and Restated Articles of Association. The previous Annual Meeting was held on October 27, 2004. In addition, the Board may elect additional members to the Board. The members of the Board do not receive any additional remuneration upon termination of their services as directors.

External Directors

        We are subject to the provisions of the Israeli Companies Law, 1999 which requires that we have at least two external directors. Under a recent amendment to the Companies Law, at least one of the external directors is required to have “Financial Expertise” and the other external directors are required to have “Professional Expertise.” These requirements are subject to regulations to be promulgated in which the terms “Financial Expertise” and “Professional Expertise” would be defined. This recent amendment does not apply to external directors who were appointed before March 17, 2005 (such as our external directors).

        Under the Companies Law, a person may not be appointed as an external director if he or his relative, partner, employer or any entity under his control has or had during the two years preceding the date of appointment any affiliation with the company, any entity controlling the company or any entity controlled by the company or by this controlling entity. The term affiliation includes: an employment relationship, a business or professional relationship maintained on a regular basis, control, and service as an office holder. No person can serve as an external director if the person’s position or other business creates, or may create, conflicts of interest with the person’s responsibilities as an external director. Until the lapse of two years from termination of office, a company may not engage an external director to serve as an office holder and cannot employ or receive services from that person, either directly or indirectly, including through a corporation controlled by that person.

        Under the Companies Law, external directors must be elected by a majority vote at a shareholders’ meeting, provided that either: (1) the majority of shares voted at the meeting, including at least one-third of the shares of non-controlling shareholders voted at the meeting, vote in favor of the election; or (2) the total number of shares voted against the election of the external director does not exceed one percent of the aggregate voting rights in the company. The initial term of an external director is three years, which term may be extended for an additional three years. Each committee of a company’s board of directors must include at least one external director, and all external directors must serve on the audit committee. NUR’s external directors are currently Lauri A. Hanover and Koby Shtaierman.

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

Approval of Certain Transactions Under the Israeli Companies Law

        The Israeli Companies Law, 1999 codifies the duty of care and fiduciary duties which an Office Holder has to NUR. An “Office Holder” is defined under the Israeli Companies Law as a director, general manager, chief business manager, vice general manager, other manager directly subordinate to the general manager and any other person assuming the responsibilities of any of the foregoing positions without regard to such person’s title. The duty of care requires an office holder to act at a level of care that a reasonable office holder in the same position would employ under the same circumstances. This includes the duty to utilize reasonable means to obtain (i) information regarding the appropriateness of a given action brought for his or her approval or performed by the Office Holder by virtue of his or her position and (ii) all other information of importance pertaining to the foregoing actions. The duty of loyalty includes avoiding any conflict of interest between the Office Holder’s position in the company and his or her personal affairs, avoiding any competition with the company, avoiding exploiting any business opportunity of the company in order to receive personal gain for the Office Holder or others, and disclosing to the company any information or documents relating to the company’s affairs which the Office Holder has received due to his or her position as such. Each person identified as a director or executive officer in the first table in the section is an Office Holder.

        The Israeli Companies Law requires that an Office Holder promptly disclose any personal interest that he or she may have and all related material information known to him or her, in connection with any existing or proposed transaction by us. In addition, if the transaction is an extraordinary transaction, that is, a transaction other than in the ordinary course of business, other than on market terms, or likely to have a material impact on the company’s profitability, assets or liabilities, the Office Holder must also disclose any personal interest held by the Office Holder’s spouse, siblings, parents, grandparents, descendants, spouse’s descendants and the spouses of any of the foregoing, or by any corporation in which the Office Holder or a relative is a 5% or greater shareholder, director or general manager or in which he or she has the right to appoint at least one director or the general manager. Some transactions, actions and arrangements involving an Office Holder (or a third party in which an Office Holder has an interest) must be approved by the board of directors or as otherwise provided for in a company’s articles of association, as not being adverse to the company’s interest. In some cases, such a transaction must be approved by the audit committee and by the board of directors itself (with further shareholder approval required in the case of extraordinary transactions). An Office Holder who has a personal interest in a matter, which is considered at a meeting of the board of directors or the audit committee, may not be present during the board of directors or audit committee discussions and may not vote on this matter, unless the majority of the members of the board or the audit committee have a personal interest, as the case may be, in which case such transaction will also require the approval of shareholders.

Committees of the Board of Directors

Audit Committee

        The Audit Committee must be composed of members of the Board who are not employees of NUR and the external directors. In addition, the majority of members of the Audit Committee may not be holders, directly or indirectly, through family members, of more than five percent of the ordinary shares.

        NUR’s Audit Committee, acting pursuant to a written charter, currently consists of Lauri A. Hanover, Koby Shtaierman and Tamar Peller. Approval by the Audit Committee and the Board is required for (i) proposed transactions to which NUR intends to be a party in which an Office Holder has a direct or indirect personal interest, (ii) actions or arrangements which may otherwise be deemed to constitute a breach of fiduciary duty or of the duty of care of an Office Holder to NUR, (iii) arrangements with directors as to the terms of office or compensation, (iv) indemnification of Office Holders, and (v) compensation and scope of work of the independent auditor. Arrangements with directors as to the terms of their service or compensation also require shareholder approval. All arrangements as to compensation of Office Holders who are not directors require approval of the Board. In certain circumstances, the matters referred to in (i), (ii), and (iv) may also require shareholder approval.

        Office Holders (including directors) who have a personal interest in a matter which is considered at a meeting of the Board or the Audit Committee may not be present at such meeting, may not participate in the discussion, and may not vote on any such matter.

        The Audit Committee provides assistance to the Board of Directors in fulfilling its legal and fiduciary obligations in matters involving our accounting, auditing, financial reporting, internal control and legal compliance functions by approving the services performed by our independent accountants and reviewing their reports regarding our accounting practices and systems of internal accounting controls. The Audit Committee also oversees the audit efforts of our independent accountants and takes those actions as it deems necessary to satisfy itself that the accountants are independent of management. Under the Companies Law, the Audit Committee also is required to monitor deficiencies in the administration of a company, including by consulting with the internal auditor, and to review and approve related party transactions.

        The requirements of the Nasdaq Stock Market, Inc. provide that the Audit Committee reports, among other things, that it has reviewed and discussed the consolidated financial statements for the year ended December 31, 2004 with the management of NUR.

        The Audit Committee has discussed with the independent registered public accounting firm the matters covered by Statement on Auditing Standards No. 61, as well as their independence, and was satisfied as to the independent registered public accounting firm’s compliance with said standards.

Stock Option and Compensation Committee

        In March 1998, NUR established a Stock Option and Compensation Committee to administer NUR’s stock option plans, other than the 1998 Non-Employee Director Share Option Plan. The Stock Option and Compensation Committee is charged with administering and overseeing the allocation and distribution of stock options under the approved stock option plans of NUR and approval of the NUR’s executive officers’ annual compensation. The Companies Law, 1999 provides that the Board is entitled to delegate to Board committees its power, among other things, to allocate shares or securities convertible into shares of NUR relating to employees incentive plans, and employment or salary agreements between NUR and its employees, provided, that any such grant is subject to a detailed plan approved by the Board. The Board is also entitled to delegate to the general manager or person recommended by the general manager the Board’s authority to issue ordinary shares issuable upon exercise or conversion of NUR’s securities. The Stock Option and Compensation Committee is presently composed of three members: Oded Akselrod, Lauri A. Hanover and Robert F. Hussey.

Non-Employee Director Share Option Plan Committee

        In February 1999, NUR established a committee to administer the NUR’s 1998 Non-Employee Director Share Option Plan (the “NEDSOP Committee”). The NEDSOP Committee is charged with administering and overseeing the allocation and distribution of stock options under the 1998 Non-Employee Director Share Option Plan. The Israeli Companies Law, 1999 provides that the Board is not entitled to delegate to Board committees its power, among other things, to allocate shares or securities convertible into shares of NUR, except for allocation of shares or securities convertible into shares of NUR relating to employees incentive plans, and employment or salary agreements between NUR and its employees. Accordingly, the NEDSOP Committee recommendations are subject to the Board’s approval.

Indemnification and Exculpation of Executive Officers and Directors

        At the Annual Shareholders meeting held on February 12, 2002, NUR’s shareholders authorized it to enter into indemnification agreements with each of its current and future directors. The shareholders of NUR further authorized certain amendments to the indemnification agreements at the Annual Shareholders meeting held on November 18, 2003. According to the terms of the indemnification agreements, as amended, NUR shall, subject to the provisions of the indemnification agreement, indemnify each director for the following:

—	monetary liabilities imposed on the director for the benefit of another person pursuant to a final judgment by a competent court relating to acts performed by the director in his/her capacity as a director or officer of NUR or its subsidiaries; and

—	reasonable litigation expenses.

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

        At the Annual Shareholders meeting held on October 27, 2004, NUR’s shareholders authorized the Company to exculpate our office holders in advance from liability to NUR, in whole or in part, for a breach of the duty of care.

D.	Employees

        As of December 31, 2004, we had 328 employees and independent contractors compared to 322 employees and independent contractors as of December 31, 2003 and 355 as of December 31, 2002. Out of NUR’s 328 employees and independent contractors, as of December 31, 2004, 49 were in sales and marketing, 52 were in research and development, 169 were in customer support, operations and production, and 58 were in management finance and administration. As of December 31, 2004, we had 195 employees located in Israel, 56 employees located in Belgium, 44 employees located in the U.S., 3 employees located in Central and Latin America and 30 employees located in Asia Pacific.

        We intend to eliminate approximately 40 positions during the third quarter of 2005 in order to lower our operating expenses.

        All of NUR’s employees who have access to confidential information are required to sign a non-disclosure agreement covering all of our confidential information that they might possess or to which they might have access.

        We believe our relations with employees are satisfactory. We have never experienced a strike or work stoppage. We believe our future success will depend, in part, on our ability to continue to attract, retain, motivate and develop highly qualified technical, marketing and sales as well as management personnel.

        Israeli law generally requires the payment of severance pay equal to one month’s salary for each year of employment upon the termination of employment by NUR.

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

E.	Share Ownership

Beneficial Ownership of Executive Officers and Directors

        The following table sets forth certain information regarding the beneficial ownership of NUR’s ordinary shares as of June 30, 2005, of (i) each director of NUR and (ii) each executive officer of NUR. All of the information with respect to beneficial ownership of the ordinary shares is given to the best of NUR’s knowledge and has been furnished in part by the respective directors and executive officers.

Name of Beneficial Owner	Number of Shares Beneficially Held(1)	Percent of Class

Robert F. Hussey	*	*
Lauri A. Hanover	*	*
Koby Shtaierman	*	*
Oded Akselrod	*	*
Tamar Peller	*	*
David Amir	420,070	1.58%
David Seligman	*	*
Dan Purjes(2)(3)	10,872,437	36.54%

* Less than one percent of the outstanding ordinary shares.

(1)	As used in this table, “beneficial ownership” means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security. For purposes of this table, a person is deemed to be the beneficial owner of securities that can be acquired within 60 days from June 30, 2005 through the exercise of any option or warrant. Ordinary shares subject to options or warrants that are currently exercisable or exercisable within 60 days are deemed outstanding for computing the ownership percentage of the person holding such options or warrants, but are not deemed outstanding for computing the ownership percentage of any other person. The amounts and percentages are based upon 26,205,681 ordinary shares outstanding as of June 30, 2005.

(2)	Resigned from the board in December 2004.

(3)	According to a Voting Agreement between NUR and Dan Purjes dated January 23, 2005, Dan Purjes and certain of his affiliates granted to our Board or a nominee appointed by it voting control over the ordinary shares beneficially owned by them, coupled with an irrevocable proxy, and the Board or the nominee appointed by it will vote the shares in any meeting or actions of the shareholders and with respect to any matter submitted to shareholder with the majority of votes of the other shareholders of NUR. For additional information regarding the Voting Agreement see “Item 10.C: Material Contracts.”

        The directors and executive officers of NUR hold, in the aggregate, options and warrants exercisable into 1,054,424 ordinary shares. The 1,054,424 options have a weighted average exercise price of approximately $1.96 and have expiration dates until 2014. Under the 1998 Share Option Plan for Non-Employee Directors (the “1998 Plan”), Robert F. Hussey, who is the acting chairman of the Board, was granted on October 26, 1998, August 1, 1999, August 1, 2000, August 1, 2001, August 1, 2002, August 1, 2003 and August 1, 2004 options to purchase 10,000 ordinary shares, respectively. Oded Akselrod, director of NUR, was granted options to purchase 10,000 ordinary shares on December 30, 2004. Tamar Peller, director of NUR, was granted options to purchase 10,000 ordinary shares on December 30, 2004. Lauri A. Hanover and Kobi Shtaierman, both external directors of NUR as of November 18, 2003 were each granted 6,667 options on November 18, 2003 and each was also granted options to purchase 10,000 ordinary shares on December 30, 2004. The exercise price for the underlying shares of such options is the “Fair Market Value” (as defined in the 1998 Plan) of the ordinary shares of NUR at the date of grant.

Outstanding Options and Warrants

        As of June 30, 2005, NUR had outstanding options under NUR’s stock option plans to purchase a total of 3,533,884 of its ordinary shares. Of such options, 48,300 have been issued under the 1995 Israel Stock Plan, 330,200 have been issued under the 1997 Stock Option Plan, 136,667 have been issued under the 1998 Non-Employee Director Share Option Plan and 3,018,717 have been issued under the 2000 Stock Option Plan. The options granted under the 1995 Plan, the 1997 and the 2000 Plan are subject to various vesting requirements and have been issued at exercise prices ranging from $0.37 to $7.50 per share with various expiration dates. The options granted under the 1998 Plan are not subject to vesting requirements and have an exercise price ranging from $0.37 to $13.50 per share, with various expiration dates. See Note 15 to NUR’s consolidated financial statements included as a part of this annual report on Form 20-F for more details.

        As of June 30, 2005, NUR had outstanding warrants exercisable into a total of 6,958,896 ordinary shares. Of such warrants (i) 50,000 were issued to Josephthal & Co., Inc. as placement agent in connection with NUR’s private placement between September and December 1997 and subsequently transferred by Josephthal to David Fuchs, (ii) 37,411 were issued to Investec Clali Trust Company Ltd. as placement agent in connection with NUR’s private placement in September 2000, (iii) 612,500 were issued to the Investment Corp. of United Mizrahi Bank Ltd. as part of the private placement in January 2002 and subsequently transferred to United Mizrahi Bank Ltd., (iv) 70,000 were issued to Bank Hapoalim as part of the rescheduling of NUR’s long-term debt, (v) 50,000 were issued to Bank Leumi as part of the rescheduling of NUR’s long-term debt (vi) 140,000 were issued to Bank Hapoalim as part of the amendments of the covenants governing the rescheduling of NUR’s long-term debt, (vii) 100,000 were issued to Bank Leumi as part of the amendments of the covenants governing the rescheduling of NUR’s long-term debt, (viii) 11,000 were issued to Poalim Capital Markets as part of an out-of-court settlement, (ix) 505,000 were issued to Bank Hapoalim as part of the amendments of the covenants governing NUR’s debt, (x) 350,000 were issued to Bank Leumi as part of the amendments of the covenants governing NUR’s debt, (xi) 27,000 were issued to Bank Discount as part of the amendments of the covenants governing NUR’s debt, (xii) 98,000 were granted to Bank Discount as part of the agreement regarding the covenants governing NUR’s debt, (xiii) 951,922 were granted to the investors participating in NUR’s convertible loan in October 2003, (xiv) 67,308 were granted to the placement agent in connection with NUR’s convertible loan in October 2003, (xv) 112,903 were granted to the placement agent in connection with NUR’s convertible loan in October 2003, (xvi) 646,542 were granted to the investors participating in NUR’s private placement in March 2004, (xvii) 129,310 were issued to Duncan Capital Group, LLC as placement agent in connection with NUR’s private placement of March 2004, and (xviii) 3,000,000 were granted to Dan Purjes in connection with a voting trust agreement discussed in “Item 10.C: Material Contracts”. The Fuchs warrants are exercisable at $1.00. NUR extended the exercise period for the Fuchs warrants to December 2005 in consideration for certain services provided by Fuchs. The Investec Clali warrants are exercisable at $13.365 no later than September 2005. The Mizrahi warrants are exercisable at $4.50 no later than January 2006. The Bank Hapoalim and Bank Leumi warrants are exercisable at $5.00 no later than February 2006. The additional Bank Hapoalim and Bank Leumi warrants are exercisable at $0.34 no later than March 2007. The Poalim Capital Markets warrants are exercisable at $0.784 no later than November 2006. The first Bank Discount warrant is exercisable at $0.72 no later than June 2007. The second Bank Discount warrant, the third Bank Hapoalim and Bank Leumi warrants are exercisable at $0.62 no later than August 2007. The convertible loan investment warrants and the first convertible loan placement agent warrants are exercisable at $0.52 no later than October 2008. The second convertible loan placement agent warrants are exercisable at $0.62 no later than March 2009. The private placement warrants are exercisable at $1.54 no later than March 2009. The Duncan Capital warrants are exercisable at $1.16 no later than March 2009. The Dan Purjes warrants are exercisable at $0.75 no later than April 2010.

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

1998 Non-Employee Director Share Option Plan

        For discussion of the 1998 Non-Employee Director Share Option Plan see "Item 6.B: Compensation of Officers and Directors."

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

        NUR’s shareholders approved, at the Annual Shareholders meeting held on November 18, 2003, the termination of the 1995 Plan and the 1997 Plan and the increase of the number of ordinary shares authorized for issuance under the 2000 Stock Option Plan (as amended) in the aggregate amount that was outstanding for grant under the 1995 Plan and the 1997 Plan as of July 15, 2003, thereby increasing the number of ordinary shares authorized for issuance under the 2000 Stock Option Plan (as amended) by 497,590, from 2,000,000 to 2,497,590. NUR’s shareholders further approved, at the Annual Shareholders meeting held on October 27, 2004, the increase of the number of ordinary shares authorized for issuance under the 2000 Stock Option Plan (as amended) by 500,000, from 2,497,590 to 2,997,590. The 2000 Stock Option Plan will expire on August 31, 2008, unless previously terminated or extended by the Board.

        The Board has broad discretion to determine the persons entitled to receive options under the 2000 Stock Option Plan, the terms and conditions on which options are granted, and the number of ordinary shares subject thereto. The Board delegated to NUR's management its authority to issue ordinary shares issuable upon exercise of options under the 2000 Stock Option Plan. The exercise price of the option shares under the 2000 Stock Option Plan is determined by the Stock Option and Compensation Committee, provided, however, that the exercise price of any option granted shall not be less than eighty percent (80%) of the stock value at the date of grant of such options. The stock value at any time is equal to the then current fair market value of NUR's ordinary shares. For purposes of the 2000 Stock Option Plan (as amended), the fair market value means, as of any date, the last reported sale price, on such date, of the ordinary shares on such principal securities exchange of the most recent prior date on which a sale of the ordinary shares took place.

        The Board determines the term of each option granted under the 2000 Stock Option Plan; provided, however, that the term of an option shall not be for more than ten (10) years. Upon termination of employment, all unvested options lapse. The Board determines the vesting period of each option grant under the 2000 Stock Option Plan.

        The options granted are subject to restrictions on transfer, sale or hypothecation. Options and ordinary shares issuable upon the exercise of options granted to Israeli employees of NUR are held in a trust until the payment of all taxes due with respect to the grant and exercise (if any) of such options.

ITEM 7: Major Shareholders and Related Party Transactions

A.	Major Shareholders

        The following table sets forth information regarding the beneficial ownership of NUR’s ordinary shares as of June 30, 2005, by each person known by NUR to be the beneficial owner of more than 5% of our outstanding ordinary shares. Each of our shareholders has identical voting rights with respect to its shares. All of the information with respect to beneficial ownership of the ordinary shares is given to the best of NUR’s knowledge and has been furnished in part by the beneficial owner.

	Ordinary Shares Beneficially Owned(1)	Percentage of Ordinary Shares Beneficially Owned

Dan Purjes(2)	10,872,437	36.54%
United Mizrahi Bank Ltd. (3)	2,945,833	10.98%
Myles Wittenstein	1,656,311	6.25%

(1)	As used in this table, “beneficial ownership” means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security. For purposes of this table, a person is deemed to be the beneficial owner of securities that can be acquired within 60 days from June 30, 2005 through the exercise of any option or warrant. Ordinary shares subject to options or warrants that are currently exercisable or exercisable within 60 days are deemed outstanding for computing the ownership percentage of the person holding such options or warrants, but are not deemed outstanding for computing the ownership percentage of any other person. The amounts and percentages are based on a total of 26,205,681 ordinary shares outstanding as of June 30, 2005.

(2)	According to a Voting Agreement between NUR and Dan Purjes dated January 23, 2005, Dan Purjes and certain of his affiliates granted to our Board or a nominee appointed by it voting control over the ordinary shares beneficially owned by them, coupled with an irrevocable proxy, and the Board or the nominee appointed by it will vote the shares in any meeting or actions of the shareholders and with respect to any matter submitted to shareholder with the majority of votes of the other shareholders of NUR. For additional information regarding the Voting Agreement see “Item 10.C: Material Contracts.”

(3)	The Investment Corp. of United Mizrahi Bank Ltd. that previously held the securities detailed at the table above notified NUR that effective as of October 20, 2004 it was merged into United Mizrahi Bank Ltd., an Israeli public company traded on the Tel Aviv Stock Exchange (TASE: Mizrahi).

Significant Changes in the Ownership of Major Shareholders

        As of December 31, 2004 Dan Purjes was the beneficial owner of 7,836,138, or 30%, of our ordinary shares. The Purjes’ ownership interest increased to 36.54% in April 2005. The Investment Corp. of United Mizrahi Bank Ltd. notified NUR that effective as of October 20, 2004 it was merged into United Mizrahi Bank. As of December 31, 2004 United Mizrahi Bank was the beneficial owner of 2,945,833, or 11.25%, of our ordinary shares. The Mizrahi’s interest in our company decreased to 10.98% in April 2005. On May 19, 2004 Myles Wittenstein filed a Schedule 13G with the Securities and Exchange Commission reflecting ownership of 1,994,491 of our ordinary shares which reflected as of December 31, 2004 7.53%, of our ordinary shares. The Wittenstein’s interest in our company decreased to 6.25% in April 2005.

Record Holders

        Based on a review of the information provided to us by our transfer agent, as of June 30, 2005, there were 79* record holders of ordinary shares, of which 43 represented United States* record holders holding approximately 54.43% of the outstanding ordinary shares of NUR.

*	Including the Depository Trust Company.

B.	Related Party Transactions

        On July 30, 2003 NUR secured a convertible loan commitment from several investors according to which the investors have undertaken to provide NUR with a convertible loan in the aggregate amount of $3.50 million. NUR’s former chairman and the largest shareholder, Dan Purjes, provided $1.2 million of the loan and David Amir, NUR’s president and chief executive officer, provided $50,000 of the loan. Our shareholders approved the participation of Mr. Purjes in this transaction in November 2003. Our audit committee and board of directors approved the participation of Mr. Amir in this transaction in September 2003. On December 31, 2003, the investors elected to convert $2 million of the loan into ordinary shares of NUR at the conversion rate of $0.62 per ordinary share. On March 31, 2004, the investors elected to convert the remaining $1.5 million of the loan into 2,419,355 ordinary shares at the conversion price of $0.62 per share. Following this conversion, Dan Purjes received, directly and indirectly, an aggregate of 1,935,484 ordinary shares and warrants to purchase up to 457,953 ordinary shares. David Amir received an aggregate of 80,645 ordinary shares and warrants to purchase up to 14,423 ordinary shares.

        In October 2003, NUR entered into an engagement agreement with the law offices of Avi Omer & Co. (formerly, Omer, Zohari & Co.), a law firm owned by Avi Omer and certain other partners. Avi Omer is the brother of David Amir, our president and chief executive officer. Under the engagement agreement, Avi Omer & Co. represents us in litigations against third parties and provides us with legal services as needed in Israel and in Belgium. The cost of these services is intended to at least equal the cost of these services if performed by unrelated parties. The aggregate consideration for the services that Avi Omer & Co. provided to us and to the subsidiaries was $0.12 million in 2004. On March 2004, our Audit Committee and Board of Directors reviewed, ratified and approved the terms of the engagement with Avi Omer & Co.

        In April 2004, we closed a private placement of approximately $2.99 million through the issuance of 2,586,140 of our ordinary shares to several investors at a price of $1.16 per share. The investors also received warrants to purchase an additional 646,542 ordinary shares at an exercise price of $1.54 per warrant share, exercisable until March 31, 2009. Dan Purjes, our former chairman, former director and the largest shareholder, is the chairman of one of the investors, X Securities Ltd. that purchased 81,897 ordinary shares for $95,000 and received warrants to purchase 20,474 ordinary shares. X Securities’ participation in the private placement was ratified and approved by our Audit Committee and the Board.

        At the Special Shareholders meeting held on April 17, 2005, NUR’s shareholders approved the grant to Dan Purjes, a former director and former chairman of the Board, and the owner of approximately 36% of NUR’s ordinary shares, of a five-year warrant to purchase 3,000,000 ordinary shares at $0.75 per share. The warrant was granted to Dan Purjes in consideration for his agreement to enter into the Voting Agreement dated as of January 23, 2005, coupled with an irrevocable proxy, and the Voting Trust Agreement dated as of March 7, 2005 under which voting control of all shares owned by Dan Purjes and his family and affiliates was controlled by an independent trustee. As a result of the delisting of our ordinary shares from the Nasdaq SmallCap Market, the Voting Trust Agreement was automatically terminated and converted into the Voting Agreement.

        At the Special Shareholders meeting held on April 17, 2005, NUR’s shareholders approved to pay to Robert F. Hussey, acting chairman of the Board, during his chairmanship, a quarterly cash fee of $10,000 or a prorate portion for services rendered during part of a calendar quarter. The foregoing cash fee will replace any other cash compensation or meeting allowances otherwise due to a director under NUR’s policies. In addition, the shareholders approved a quarterly grant to Robert F. Hussey of options to purchase 2,500 ordinary shares, or a prorate portion for services rendered during part of a calendar quarter. The quarterly grants will be made on the first business day following the last month of each calendar quarter. The options will be fully vested and exercisable immediately upon their grant and the exercise price per ordinary share shall be the closing price of the ordinary shares known on the last trading day of the calendar quarter for which the options are being granted. The grants described in this paragraph are in addition to any grants under the 1998 Stock Option Plan for Non-Employee Directors.

        For a further discussion of the March 2004 private placement, October 2003 convertible loan and the Dan Purjes voting agreement, as well as transactions and balances with related parties see “Item 10.C: Material Contracts” and Note 14 to NUR’s consolidated financial statements, which are included as a part of this annual report.

C.	Interests of experts and counsel

Not Applicable.

ITEM 8: Financial Information

A.	Consolidated Statements and Other Financial Information.

Consolidated Statements

        For our audited consolidated financial statements for the year ended December 31, 2004, please see pages F-[2] to F-[48] of this report. In their report regarding our consolidated financial statements for the year ended December 31, 2004, our independent registered public accounting firm, Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, indicates that there is a substantial doubt about our ability to continue as a going concern.

Export Sales

        See “Item 5: Operating and Financial Review and Prospects” under the caption “Geographic Breakdown of Revenues” for certain details of export sales for the last three fiscal years.

Legal Proceedings

        We are a party to various legal proceedings incident to our business. Except as noted below, there are no material legal proceedings pending or, to our knowledge, threatened against us or our subsidiaries, and we are not involved in any legal proceedings that our management believes, individually or in the aggregate, would have a material adverse effect on our business, financial condition or operating results.

        In August 2001, Printable B.V., a client of NUR Europe, filed a suit against NUR Europe in the Commercial Court of Brussels. The client claims that the contract between Printable and NUR Europe for the sale of two machines is null and void, and it further seeks for damages amounting to approximately €0.92 million (or $1.10 million). NUR Europe filed a counter claim for the collection of outstanding amounts. In April 2004 the Commercial Court of Brussels denied Printable’s claims and ordered Printable to pay NUR Europe an amount of approximately €0.15 million (or $0.19 million). Printable appealed that judgment. We believe that the client’s appeal is without merit and NUR Europe is defending itself vigorously against the claim.

        In October 2001, Distrade SL, a client of NUR Europe, filed a suit against NUR Europe in the Commercial Court of Brussels, alleging technical defaults in a machine purchased by it. Distrade is seeking reimbursement of the purchase price it paid amounting to approximately $0.23 million, as well as damages of approximately €0.25 million (or $0.30 million). The Commercial Court of Brussels appointed an expert in order to hear the parties’ claims, to examine the machine and provide an opinion regarding the damages suffered by Distrade from the machine’s use. NUR Europe is defending itself vigorously against the claim.

        In August 2002, Jiaxing Dapeng Advertising Limited Company, an end-user of NUR’s equipment, filed a suit against NUR Shanghai in the Jiaxing Intermediate Court in the People Republic of China, alleging that the equipment purchased by it was of bad quality. The Jiaxing Intermediate Court ruled that NUR Shanghai should reimburse Dapeng with the purchase price of approximately $0.184 million and pay a compensation of approximately $0.02 million. Following an appeal filed by NUR Shanghai, the Zhejiang Higher Court ruled in September 2003 that NUR Shanghai is to pay Dapeng approximately $0.184 million.

        In November 2002, Guangzhou Junhao Printing Limited Company, a client of NUR Asia Pacific, filed a suit against NUR Asia Pacific in the Guangzhou Intermediated Court situated in the Peoples Republic of China, alleging that the equipment purchased by it from NUR Asia Pacific was of bad quality. Junhao was seeking reimbursement of the purchase price it paid in approximately the amount of $0.24 million, as well as compensation of approximately $0.16 million. In July 2005 the Guangzhou Intermediate Court ruled that NUR Asia Pacific should reimburse Junhao with the purchase price of $0.24 million and pay a compensation of approximately $0.04 million.

        In May 2003 Julius Hewinkel GmbH, a former supplier and manufacturer of NUR Media Solutions filed a suit against NUR Media Solutions in the Court of Osnabrück, Germany. Hewinkel claims that NUR Media Solutions is in breach of an OEM agreement signed between Hewinkel and NUR Media Solutions by failing to purchase minimum quantities prescribed under such agreement. Hewinkel seeks damages in approximately the amount of €0.94 million (or $1.12 million). NUR Media Solutions is defending itself vigorously against the claim.

        In August 2003, as a result of our intention to consolidate the manufacturing operation in San Antonio, Texas we notified Ram Global Ltd., the landlord under the five-year lease agreement signed between Ram Global and Salsa Digital Printers in July 2001, that we intend to terminate the lease agreement prior to its predetermined termination date in July 2006. Ram Global filed suit in the 288th Judicial District, Bexar County, Texas claiming for the rent owed under the lease agreement until its expiration in July 2006 and other damages. In September 2003, the parties reached an out-of-court settlement whereby the Salsa Digital Printers undertook to pay Ram Global $0.18 million (reflecting six months rent) for the complete and final settlement of this matter.

        In September 2003, NUR filed a suit in the Magistrate Court of Tel Aviv, Israel against R.R. Graphics Ltd., a former distributor of NUR in Israel, for the collection of unpaid invoices in approximately the amount of $0.42 million. In February 2004, Graphics filed a statement of defense denying NUR’s claims and it also filed a counter-claim for alleged damages caused to it by NUR in approximately the amount of $0.18 million. We believe that the counter-claim that was filed by Graphics is without merit and NUR is both pursuing its own suit and defending itself vigorously against the counter-claim.

        In December 2003 Imagens Digitais Ltda., a client of NUR DO Brazil Ltda., filed a suit against NUR DO Brazil Ltda. and NUR America in Brazil, alleging that a machine purchased by it failed to perform. Imagens is seeking reimbursement of the purchase price paid by it in the amount of approximately $0.12 million. We believe that the claim is without merit and both NUR DO Brazil and NUR America are defending themselves vigorously against the claim.

        In October 2004 Screen +, a client of NUR Europe, filled a suit against NUR Europe with the Commercial Court of Nivelles requesting the cancellation of a sale contract and payment of damages by NUR Europe, alleging that a machine delivered to it did not comply with its contractual specifications. NUR Europe filed a counterclaim for the collection of the outstanding sale price of approximately €0.32 million (or $0.38 million). We believe that the claim filed by Screen + is without merit and NUR Europe is defending itself vigorously against it.

        In November 2004 Citicorp Vendor Finance, Inc. (“CVF”), a corporation that extended equipment lease financing to a client, filed a complaint against NUR America in the Superior Court of New Jersey alleging that NUR America is in default under remarketing agreement related to the sale of equipment to Print Systems, Inc. (“PSI”) in 2001. CVF is seeking damages in the amount of $0.29 million. NUR has filed a counterclaim against CVF and a cross-claim against PSI for goods sold and delivered to PSI. NUR America is defending itself vigorously against CVF’s claim.

        In February 2005 the Israeli Office of the Chief Scientist (“OCS”) initiated administrative proceedings for the confiscation of certain assets of NUR due to an alleged liability for royalties related to the sale of equipment aggregating to approximately $0.81 million. On February 21, 2005 NUR filed a suit with the District Court in Jerusalem against the OCS requesting a declaratory judgment denying the OCS claim for royalties and for the recovery of approximately $0.27 million that were previously paid to the OCS. NUR also filed a motion requesting the court to direct the OCS to cease and cancel the confiscations procedures. The parties reached a procedural agreement whereby the confiscation procedures were terminated and NUR deposited with the court a bank guarantee in the amount of approximately $0.45 million securing the disputed amount and undertook to place by October 2005 an additional bank guarantee of approximately $0.35 million. We believe that the OCS claim for royalties is without merit.

        We may from time to time become a party to various legal proceedings in the ordinary course of our business.

Dividends

        NUR does not anticipate that it will pay any cash dividend on its ordinary shares in the foreseeable future. Dividends, if any, will be paid in NIS. Dividends paid to shareholders outside Israel will be converted to U.S. dollars, on the basis of the exchange rate prevailing at the date of payment. NUR has determined that it will not distribute dividends out of tax-exempt profits.

B.	Significant Changes

        Except as otherwise disclosed in this annual report, no significant change has occurred since December 31, 2004.

ITEM 9: The Offer and Listing

Not Applicable, except for Items 9.A.4 and Item 9.C, which are detailed below.

Stock Price History

        The prices set forth below are high and low closing market prices for the ordinary shares of NUR as reported by Nasdaq National Market, the Nasdaq SmallCap Market or the Pink Sheets, as applicable, for the fiscal year ended December 31 of each year indicated below, as of the end of each fiscal quarter indicated below, and for each month for the six-month period ending June 2005. Such quotations reflect inter-dealer prices, without retail markup, markdown, or commission and may not necessarily represent actual transactions. Our ordinary shares were delisted from the Nasdaq SmallCap Market in May 2005 and are currently quoted in the over-the-counter market in the “Pink Sheets” under the symbol “NURM.PK.”

Year	High (US)	Low (US)

2000	$21.00	$7.31
2001	9.75	2.29
2002	3.61	0.50
2003	2.44	0.25
2004	2.14	0.66

2003
First Quarter	$0.60	$0.25
Second Quarter	0.75	0.21
Third Quarter	1.02	0.50
Fourth Quarter	2.44	0.83

2004
First Quarter	$2.14	$1.50
Second Quarter	1.62	0.93
Third Quarter	1.15	0.71
Fourth Quarter	1.20	0.66

2005
First Quarter	$0.83	$0.50

Most Recent Six Months
June 2005	$0.49	$0.18
May 2005	0.78	0.38
April 2005	0.75	0.60
March 2005	0.69	0.55
February 2005	0.68	0.50
January 2005	0.83	0.62

Markets

        Our ordinary shares are currently quoted in the over-the-counter market in the “Pink Sheets” under the symbol “NURM.PK.”

        Our ordinary shares were traded on the Nasdaq National Market between October 1995 and July 2003. During 2002, our ordinary shares closed for a period of 30 consecutive trading days below the minimum bid price of $1.00 per share as required for continued listing on the Nasdaq National Market. Accordingly, in July 2003, we transferred our securities to the Nasdaq SmallCap Market, whereby we were granted an extension of 180 days to meet the minimum requirement of $1.00 per share. NUR regained compliance with this requirement in October 2003. Our ordinary shares were traded on the Nasdaq SmallCap Market between July 2003 and May 2005. On March 24, 2004, we received a compliance notice from the Nasdaq Stock Market, Inc., stating that we are not in compliance with the continued listing requirements of the Nasdaq SmallCap Market. In previous years we complied with the listing requirement since we had stockholders’ equity of more than $2.5 million. However, as of December 31, 2003, we had negative stockholders’ equity of $1.5 million. NUR provided Nasdaq with a plan to achieve and sustain compliance with the continued listing requirements and regained compliance during the second quarter of 2004.

        On December 21, 2004 we received a notice from the Nasdaq Listing Qualifications indicating that our securities will be delisted from the Nasdaq SmallCap Market at the opening of business on December 31, 2004 due to failure to comply with the minimum $2.5 million stockholders’ equity requirement for continued listing set forth in Marketplace Rule 4320(e)(2)(B). NUR requested a hearing to appeal that determination before a Nasdaq Listing Qualification Panel (the “Panel”). NUR presented to the Panel its plan to improve its financial stability and regain compliance with the Nasdaq listing standards. On April 5, 2005 we received a notice from Nasdaq Listing Qualifications indicating that pursuant to the hearing before the Panel, the Panel has determined to postpone the delisting of NUR’s ordinary shares from trade on the Nasdaq SmallCap Market, and maintain NUR’s listing, subject to satisfaction of certain conditions. However, as a result of our failure to meet the conditions set by the Panel, our ordinary shares were delisted on May 19, 2005 from the Nasdaq SmallCap Market and are currently quoted in the over-the-counter market in the “Pink Sheets” under the symbol “NURM.PK.”

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

Authorized Share Capital

        The authorized share capital of NUR is one hundred twenty million (120,000,000) New Israeli Shekel, divided into one hundred and twenty million ordinary shares.

Purpose and Objective

        We are a public company registered under the Israel Companies Law, 1999 as NUR Macroprinters Ltd., registration number 52-003986-8. Pursuant to Section 3.1 of NUR’s Articles, our objective is to undertake any lawful activity, including any objective set forth in our Memorandum of Association. Pursuant to Section 3.2 of our Articles, our purpose is to operate in accordance with commercial considerations with the intentions of generating profits.

Board of Directors

        Under the Israeli Companies Law, 1999, the Board is authorized to set NUR’s strategy and supervise the performance of the duties and actions of NUR’s chief executive officer. The Board may not delegate to a committee of the Board or the chief executive officer the right to decide on certain of the authorities vested with it, including determination of NUR’s strategy, distributions, certain issuances of securities and approval of financial reports. The powers conferred upon the Board are vested in the Board as a collective body and not in each one or more of the directors individually. Unless otherwise set forth in a resolution of the shareholders, the Board shall consist of not less than four (4) nor more than twelve (12) directors (including any external directors whose appointment is mandated under the Companies Law).

        The directors are elected annually at a general meeting of shareholders and remain in office until the next annual meeting at which time they shall retire, unless their office is previously vacated as provided in the Articles. A retiring director may be reelected. If no directors are elected at the annual meeting, all of the retiring directors remain in office pending their replacement at a general meeting. Holders of the ordinary shares do not have cumulative voting rights in the election of directors. Consequently, the holders of ordinary shares in the aggregate conferring more than 50% of the voting power represented in person or by proxy will have the power to elect all the directors. Pursuant to the Israeli Companies Law, publicly traded companies must appoint two external directors to serve on their Board of Directors and Audit Committee. The external directors are appointed for a 3-year term. Under a recent amendment to the Companies Law, at least one of the external directors is required to have “Financial Expertise” and the other external directors are required to have “Professional Expertise.” These requirements are subject to regulations to be promulgated in which the terms “Financial Expertise” and “Professional Expertise” would be defined. This recent amendment does not apply to external directors who were appointed before March 17, 2005 (such as our external directors). The election of external directors requires the vote of the majority of the voting power represented at the meeting, provided that either (i) such a majority includes at least one third of the shareholders present who do not qualify as controlling shareholders (as such term is defined in the Israeli Companies Law) or (ii) the aggregate number of shares held by non-controlling shareholders voting at the meeting against such election does not exceed one percent of the outstanding voting rights of the company.

        Subject to the provisions of Israeli Companies Law, the Board may approve each of the following transactions that are not detrimental to the best interest of NUR: (i) a transaction to which NUR is a party to, and in which an officer of NUR has an interest; (ii) a transaction between NUR and an officer of NUR; (iii) a private offer of NUR’s securities to a holder of five percent (5%) or more of NUR’s shares; or (iv) such other transactions that require special approval pursuant to the Companies Law. In the event of an extraordinary transaction or the approval of the terms of service or employment (including any waiver, insurance or indemnification) of an officer of NUR, such transaction shall require additional approvals of the Audit Committee, or of the Audit Committee and of a meeting of shareholders, by regular or special majority, all as stipulated by the Companies Law. Any officer who has an interest in a transaction shall not participate in the meeting of the Board or Audit Committee in which such transaction is considered and shall not vote in such meeting, provided that if the majority of the members of the Board or the Audit Committee have an interest in the transaction, they may attend and vote at the meeting and then the transaction must also be approved by a general meeting of the shareholders. For a further discussion of the Board practices see “Item 6.C: Board Practices.”

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

Changing Rights Attached to Shares

        According to our Articles, in order to change the rights attached to any class of shares, unless otherwise provided by the terms of the class, such change must be adopted by a general meeting of the shareholders and by a separate general meeting of the holders of the affected class with a majority of the voting power participating in such meeting.

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

Certain Transactions with Controlling Persons

        The Israeli Companies Law also provides that some transactions between a public company and a controlling shareholder, or transactions in which a controlling shareholder of the company has a personal interest but which are between a public company and another entity, require the approval of the board of directors and of the shareholders. The Companies Law defines a controlling shareholder as a person who holds 25% or more of the voting rights at the company’s general meeting, provided there is no other person that holds more than 50% of the voting rights in the company; for purposes of holding, two or more persons who hold voting rights in the company and each of whom has a personal interest in the approval of the same transaction up for approval by the company shall be deemed one holder. Moreover, an extraordinary transaction with a controlling shareholder or the terms of compensation of a controlling shareholder, or an extraordinary transaction with another person in whom the controlling shareholder has a personal interest must be approved by the audit committee, the board of directors and shareholders. The shareholder approval for an extraordinary transaction must include at least one-third of the shareholders who have no personal interest in the transaction who voted on the matter. The transaction can be approved by shareholders without this one-third approval, if the total shareholdings of those shareholders who have no personal interest and voted against the transaction do not represent more than one percent of the voting rights in the company.

Anti-takeover Provisions; Mergers and Acquisitions under Israeli Law

        The Companies Law permits merger transactions with the approval of each party’s board of directors and generally requires shareholder approval, as well. Under a recent amendment to the Companies Law, a merger with a wholly owned subsidiary does not require approval of the surviving company’s shareholders. A merger does not require approval of the surviving company’s shareholders if (i) the merger does not require amending the surviving company’s memorandum of association or articles of association and (ii) the surviving company does not issue more than 25% of its voting power in connection with the merger and pursuant to the issuance no shareholder would become a controlling shareholder. Shareholder approval of the surviving company would nevertheless be required if the other party to the merger, or a person holding more than 25% of the outstanding voting shares or means of appointing the board of directors of the other party to the merger, holds any shares of the surviving company. In accordance with the Companies Law, our Articles provide that a merger may be approved at a shareholders meeting by a majority of the voting power represented at the meeting, in person or by proxy, and voting on that resolution. The Companies Law provides that in determining whether the required majority has approved the merger, shares held by the other party to the merger, any person holding at least 25% of the outstanding voting shares or means of appointing the board of directors of the other party to the merger, or the relatives or companies controlled by these persons, are excluded from the vote.

        Under the Companies Law, a merging company must inform its creditors of the proposed merger. Any creditor of a party to the merger may seek a court order blocking the merger, if there is a reasonable concern that the surviving company will not be able to satisfy all of the obligations of the parties to the merger. Moreover, a merger may not be completed until at least 50 days have passed from the time that a merger proposal was filed with the Israeli Registrar of Companies and 30 days have passed from the shareholder approval of the merger in each merging company.

        The Israeli Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 25% or greater shareholder of the company. This rule does not apply if there is already another 25% or greater shareholder of the company. Similarly, the Israeli Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would hold greater than a 45% interest in the company, unless there is another shareholder holding more than a 45% interest in the company. These requirements do not apply if, in general, the acquisition (1) was made in a private placement that received shareholder approval, (2) was from a 25% or greater shareholder of the company which resulted in the acquiror becoming a 25% or greater shareholder of the company, or (3) was from a shareholder holding more than a 45% interest in the company which resulted in the acquiror becoming a holder of more than a 45% interest in the company.

        If, as a result of an acquisition of shares, the acquirer will hold more than 90% of a company’s outstanding shares, the acquisition must be made by means of a tender offer for all of the outstanding shares. If less than 5% of the outstanding shares are not tendered in the tender offer, all the shares that the acquirer offered to purchase will be transferred to the acquirer. The Israeli Companies Law provides for appraisal rights if any shareholder files a request in court within three months following the consummation of a full tender offer. If more than 5% of the outstanding shares are not tendered in the tender offer, then the acquiror may not acquire shares in the tender offer that will cause his shareholding to exceed 90% of the outstanding shares.

        Regulations under the Israeli Companies Law provide that the Israeli Companies Law’s tender offer rules do not apply to a company whose shares are publicly traded outside of Israel, if pursuant to the applicable foreign securities laws and stock exchange rules there is a restriction on the acquisition of any level of control of the company, or if the acquisition of any level of control of the company requires the purchaser to make a tender offer to the public shareholders.

Duties of Shareholders

        Under the Companies Law, a shareholder has a duty to act in good faith towards the company and other shareholders and to refrain from abusing his or her power in the company including, among other things, when voting in a general meeting of shareholders or in a class meeting on the following matters:

—	any amendment to the articles of association;

—	an increase in the company's authorized share capital;

—	a merger; or

—	approval of related party transactions that require shareholder approval.

        A shareholder has a general duty to refrain from depriving any other shareholder of their rights as a shareholder. In addition, any controlling shareholder, any shareholder who knows that it possesses the power to determine the outcome of a shareholder vote and any shareholder who has the power to appoint or prevent the appointment of an office holder in the company is under a duty to act with fairness towards the company. The Companies Law does not describe the substance of this duty of loyalty.

C.	Material Contracts

Inspire Private Placement and Debt Restructuring Agreement

        On December 29, 2004 we reached an agreement with Inspire Investments Ltd. for the investment by Inspire of $10 million in NUR. The consummation of the Inspire investment was conditioned, among other things, upon Inspire’s completion of its due diligence review. As a pre-condition to entering into the agreement Inspire required, among others, that NUR will enter into a debt restructuring agreement with its Israeli lender banks and that a substantial part of the holdings of Dan Purjes, a former director and former chairman of the Board and the largest shareholder, will be voted under an irrevocable proxy. On March 21, 2005 NUR reached a debt restructuring agreement with its three lender banks, Bank Hapoalim, Bank Leumi and Bank Discount, providing for the conversion of $15 million of NUR’s outstanding debt into equity and for the rescheduling of NUR’s remaining $28 million of outstanding debt and the replacement of the financial ratios governing NUR’s loan agreements with the lender banks. In June 2005, Inspire notified us that it had terminated the investment agreement. As a result, the restructuring agreement with its lender banks was terminated.

Loan Agreements and Recent Amendments

        In July 2000, NUR entered into long-term loan agreements with Bank Hapoalim and Bank Leumi, as subsequently amended. The loan agreements provided for a three-year long-term credit line of up to $20.0 million and $15.0 million from Bank Hapoalim and Bank Leumi, respectively.

        In July 2003 and February 2004 we amended the loan agreement. Such amendments provided for a twelve-month grace period regarding the quarterly payments of the principal and a balloon payment of the remainder of the long-term loans in the first quarter of 2006. In addition, NUR undertook to maintain certain financial rations.

        During 2004 NUR failed to meet certain of the financial covenants governing its long-term and short-term loans.

        The following table shows the outstanding amounts owed to Bank Hapoalim, Bank Leumi and Discount Bank as of March 31, 2005:

	Outstanding Debt (in thousands of U.S. dollars)
	Credit Lines(1)	Long-term loans(2)	Total

Bank Hapoalim	$8,000	$15,025	$23,025
Bank Leumi	$2,650	$13,100	$15,750
Discount Bank	$4,430	-	$4,430

Total	$15,080	$28,125	$43,205

(1)	The short-term loans from Bank Hapoalim, Bank Leumi and Bank Discount bear interest rates ranging between LIBOR plus 2.50% and LIBOR plus 2.75%.

(2)	The long-term loans from Bank Hapoalim and Bank Leumi bear interest rates ranging between LIBOR plus 2.25% and LIBOR plus 2.50%.

        In June 2005, we amended the financial covenants governing the loan agreements with our lender banks for the second, third and fourth quarters of 2005. In addition, the banks agreed in writing to waive the non-performance by NUR of certain financial covenants for prior periods ended on March 31, 2005.

        Under the terms of the new agreements with the lender banks NUR agreed to maintain with respect to the second, third and fourth quarters of 2005:

—	total revenue of not less than $16 million;

—	operating loss not greater than $2 million and the operating income shall be greater than zero;

—	inventory levels of not less than $14 million; and

—	accounts receivable of not less than $7 million.

        The lender banks also agreed that, unless NUR breaches its obligations under the loan agreements, it shall not be obligated to repay to the lender banks any amounts on account of principal that are due and payable under the loan agreements until January 1, 2006.

        NUR’s loans are secured by a floating lien on all assets of NUR, a negative pledge of the assets of its subsidiaries, NUR America, NUR Europe, NUR Media Solutions, NUR Asia Pacific and NUR Shanghai and unlimited guarantees by those subsidiaries. The long-term and short-term loans also contain customary events of default, including the failure to pay interest or principal, breach of any obligation, representation or warranty made under the loan agreements, bankruptcy, or a change in control event relating to NUR. The loans are governed by the laws of the State of Israel.

        We believe that the amendment of the financial covenants that took place in June 2005 will allow a better alignment between the financial covenants and NUR’s current business plan. Our failure to observe covenants when due or satisfy conditions under the loan agreements may result in the banks accelerating our obligations, which would obligate us to immediately repay all loans made by the banks plus penalties, and the banks would be entitled to exercise the remedies available to them under the credit facility, including enforcement of their lien against all our assets, which may result in a material adverse effect on our business and financial results. The loans are repayable in January 2006. NUR intends to negotiate with the lender banks, new payment terms for the year 2006 and thereafter. There can be no assurance that such agreement can be concluded and in light of the uncertainties, long-term bank loans are presented in our consolidated financial statements as short-term bank loans.

Dan Purjes Voting Agreement and Voting Trust Agreement

        As a pre-condition to entering into investment, Inspire required that a substantial part of the holdings of Dan Purjes, a former director and former chairman of the Board and the largest shareholder, will be voted with Inspire under an irrevocable proxy. Inspire agreed to transfer to Mr. Purjes 3,000,000 warrants out of the warrants to be granted to it at the closing of the Inspire investment.

        Mr. Purjes and Inspire did not reach an agreement regarding the future management of NUR. In order to enable the Inspire investment, NUR negotiated a voting agreement, with Mr. Purjes.

        On January 23, 2005, NUR entered into a Voting Agreement coupled with an irrevocable proxy, with Dan Purjes. Key features of the Voting Agreement are as follows:

—	Mr. Purjes granted to our Board or a nominee appointed by it voting control over 7,706,683 ordinary shares beneficially owned by him, coupled with an irrevocable proxy (the “Proxy”), and the Board or the nominee appointed by it will vote the shares in any meeting or actions of the shareholders and with respect to any matter submitted to shareholder with the majority of votes of the other shareholders of NUR.

—	The Proxy became effective on January 23, 2005, the date of the Voting Agreement, and will terminate when Mr. Purjes is no longer the record holder or beneficial owner of ordinary shares or securities exercisable for or convertible into ordinary shares (the “Term”).

—	During the Term Mr. Purjes may not dispose of any of the ordinary shares and securities exercisable for or convertible into ordinary shares which are subject to the Proxy, other than:

■	any number of shares in the open market through a stock broker or dealer for the sole purpose of effecting an immediate sale of such shares;

■	to a person or entity that is not affiliated, directly or indirectly, with Mr. Purjes through a private transaction. During the period ending on the earlier of January 23, 2006 or immediately following NUR’s general meeting of shareholders which would be convened for electing directors appointed or recommended by a new investor to NUR’s board of directors (the “Restricted Period”), the transferee will grant to NUR’s Board or a nominee appointed by it a proxy with respect to the transferred shares, which proxy will be effective until the end of the Restricted Period;

■	to a certain unaffiliated third party through a private transaction;

■	pledging, hypothecating, creating a security interest in or lien on, or commit to do any of the foregoing with respect to the subject securities, provided, that such securities will continue to be subject to the Proxy; and

■	transfers of securities covered by the Proxy to Mr. Purjes’ family and affiliates. The transferee will be bound by the terms of the Voting Agreement and the securities so transferred will continue to be subject to the Proxy.

—	NUR agreed to indemnify Mr. Purjes for claims, demands and actions, and liabilities, damages, or expenses resulting therefrom, resulting from the Proxy given to NUR or its representative or NUR or its representative voting such shares.

        In accordance with conversations between representatives of NUR and Nasdaq, NUR and Mr. Purjes entered into a Voting Trust Agreement, dated as of March 7, 2005 (the “Voting Trust Agreement”), that amended, superseded and suspended the Voting Agreement.

        Under the Voting Trust Agreement with Dan Purjes and an independent trustee, New York Private Bank & Trust (the “Trustee”), Mr. Purjes agreed to place all the ordinary shares and securities exercisable for or convertible into ordinary shares of NUR owned by him and by his family and affiliates (hereinafter referred as the “subject securities”) into a voting trust. As a result, voting control of all subject securities are controlled by the Trustee who was to vote those securities proportionally according to the votes cast by NUR’s other shareholders on any matter submitted to a shareholder vote. However, as a result of the delisting of our ordinary shares from the Nasdaq SmallCap Market, the Voting Trust Agreement was automatically terminated and converted into the Voting Agreement.

        In exchange for the voting control of Mr. Purjes, NUR granted to Mr. Purjes a five-year warrant to purchase 3,000,000 ordinary shares at a purchase price per share of $0.75 (the “Purjes Warrant”).

        NUR agreed to include in any registration statement filed by NUR all or part of the Purjes Warrant and the ordinary shares underlying the Purjes Warrant, as well as other securities held by Mr. Purjes only to the extent they are not registered for public sale under the applicable securities laws.

        Our Audit Committee, Board of Directors and shareholders have approved the Voting Agreement.

NUR Pro Engineering Acquisition

        During 2004, NUR consummated the purchase of the remaining 50% shares of NUR Pro Engineering, its subcontractor for the assembly and manufacturing of its printers, from Ogen Dialogix Ltd., for $0.85 million. Upon completion of the transaction, NUR Pro Engineering became a wholly owned subsidiary of NUR. During the third quarter of 2003, we completed a consolidation process of our global machinery manufacturing operations into a single large manufacturing facility in Rosh Ha’Ayin, Israel. During the transition period between the signing of the agreement and the transfer of the ownership of the shares we completed the transfer of all NUR Pro Engineering’s operations to NUR.

March 2004 Private Placement

        On March 31 and April 1, 2004, we raised approximately $2.99 million through the private placement of 2,586,140 of our ordinary shares to several investors at a price of $1.16 per share. The investors also received warrants to purchase an additional 646,542 ordinary shares at an exercise price of $1.54 per warrant share, exercisable until March 2009. We also issued warrants to the placement agent to purchase an aggregate of up to 129,310 ordinary shares at an exercise price of $1.16 per share, exercisable until March 2009 and paid the placement agent, Duncan Capital Group, LLC, a cash fee of $142,798. Dan Purjes is the chairman of one of the investors, X Securities Ltd. that purchased 81,897 ordinary shares for $95,000 and received warrants to purchase 20,474 ordinary shares.

Convertible Loan

        On July 30, 2003 NUR secured a convertible loan commitment from several investors according to which the investors have undertaken to provide NUR with a convertible loan in the aggregate amount of $3.50 million. NUR’s former chairman and the largest shareholder, Dan Purjes, provided $1.2 million of the loan. Under the terms of the loan agreement, the loan is convertible at any time into ordinary shares of NUR at a conversion rate of $0.62 per share. In consideration for the loan undertaking, NUR agreed to pay a cash commitment fee and issue to the investors warrants to purchase ordinary shares of NUR equal to 15% of the loan at an exercise price of $0.52 per share exercisable over a five-year period. On December 31, 2003, the investors elected to convert $2 million of the loan into ordinary shares of NUR at the conversion rate of $0.62 per ordinary share. On March 31, 2004, the investors elected to convert the remaining $1.5 million of the loan into 2,419,355 ordinary shares at the conversion price of $0.62 per share. NUR’s former chairman, former director and the largest shareholder, Dan Purjes, received an aggregate of 1,854,839 ordinary shares and warrants to purchase up to 331,731 ordinary shares. Mr. Purjes is also a chairman of one of the other investors, Y Securities Management, Ltd., which provided $50,000 of the loan and received an aggregate of 80,645 ordinary shares and warrants to purchase up to 14,423 ordinary shares. Mr. Purjes is also the chairman of X Securities Ltd., which received placement agent warrants to purchase 111,799 ordinary shares. David Amir, NUR’s president and chief executive office, provided $50,000 of the loan and received an aggregate of 80,645 ordinary shares and warrants to purchase up to 14,423 ordinary shares.

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

        Imposition of capital gains tax on capital gains realized by individuals as of January 1, 2003, from the sale of shares of publicly traded companies (such gain was previously exempt from capital gains tax in Israel). For information with respect to the applicability of Israeli capital gains taxes on the sale of ordinary shares, see “– Capital Gains Tax on Sales of Our Ordinary Shares” below; and

        Introduction of a new regime for the taxation of shares and options issued to employees and officers (including directors).

General Corporate Tax Structure

        Generally, Israeli companies are subject to “Company Tax” at the rate of 35% of taxable income (34%, 32%, 30% commencing 2005, 2006 and 2007, respectively) and are subject to Capital Gains Tax at a rate of 25% for capital gains derived after January 1, 2003. However, the effective tax rate payable by a company which derives income from an approved enterprise (as further discussed below) may be considerably less.

Stamp Duty

        The Israeli Stamp Duty on Documents Law, 1961, or the Stamp Duty Law, provides that any document (or part thereof) that is signed in Israel or that is signed outside of Israel and refers to an asset or other thing in Israel or to an action that is executed or will be executed in Israel, is subject to a stamp duty, generally at a rate of between 0.4% and 1% of the value of the subject matter of such document. De facto, it has been common practice in Israel not to pay such stamp duty unless a document is filed with a governmental authority. An amendment to the Stamp Duty Law, that came into effect on June 1, 2003, determines the party liable for payment of stamp duty with respect to each type of document subject to such law. Following such amendment, Section 15(5) of the Stamp Duty Law generally provides that stamp duty on most agreements shall be paid by the parties that signed such agreement, jointly or severally, or by the party that undertook under such agreement to pay the stamp duty.

        As a result of the aforementioned amendment to the Stamp Duty Law, the Israeli tax authorities have approached many companies in Israel, and required disclosure of all agreements signed by such companies since June 1, 2003, with the aim of collecting stamp duty with respect to such agreements. The legitimacy of the aforementioned amendment to the Stamp Duty Law and of said actions by the Israeli tax authorities are currently under review by the Israeli High Court of Justice.

        In January 2005, an order was signed in accordance with which the said requirement to pay stamp duty is cancelled with effect from January 1, 2008. Furthermore, pursuant to such order, as of January 1, 2005, stamp duty is no longer chargeable on, among others, loan agreements.

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

        Taxable income of a company derived from an approved enterprise is subject to company tax at the maximum rate of 25%, rather than 34%, for the benefit period. This period is ordinarily 7 years commencing with the year in which the approved enterprise first generates taxable income, and is limited to twelve years from commencement of production or 14 years from the date of approval, whichever is earlier.

        A company that has an approved enterprise program is eligible for further tax benefits if it qualifies as a foreign investors’ company. A foreign investors’ company is a company in which more than 25% of its share capital and combined share and loan capital is owned by non-Israeli residents. A company that qualifies as a foreign investors’ company and has an approved enterprise program is eligible for tax benefits for a ten-year benefit period. As specified below, depending on the geographic location of the approved enterprise within Israel, income derived from the approved enterprise program may be exempt from tax on its undistributed income for a period of between two to four years, and will be subject to a reduced tax rate for the remainder of the benefits period. The tax rate for the remainder of the benefits period will be 25%, unless the level of foreign investment exceeds 49%, in which case the tax rate will be 20% if the foreign investment is more than 49% and less than 74%; 15% if more than 74% and less than 90%; and 10% if 90% or more.

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

        On April 1, 2005, an amendment to the Investments Law came into force. Pursuant to the amendment, a company’s facility will be granted the status of “Approved Enterprise” only if it is proven to be an industrial facility (as defined in the Investments Law) that contributes to the economic independence of the Israeli economy and is a competitive facility that contributes to the Israeli gross domestic product. The amendment provides that the Israeli Tax Authority and not the Investment Center will be responsible for an Approved Enterprise under the alternative package of benefits, referred to as a Benefiting Facility. A company wishing to receive the tax benefits afforded to a Benefiting Facility is required to select the tax year from which the period of benefits under the Investment Law are to commence by notifying the Israeli Tax Authority within 12 months of the end of that year. In order to be recognized as owning a Benefiting Facility, a company is required to meet a number of conditions set forth in the amendment, including making a minimal investment in manufacturing assets for the Benefiting Facility and having completed a cooling-off period of no less than three to four years from the company’s previous year of commencement of benefits under the Investments Law.

        Pursuant to the amendment, a company with a Benefiting Facility is entitled, in each tax year, to accelerated depreciation for the manufacturing assets used by the Benefiting Facility and to certain tax benefits, provided that no more than 12 years have passed since the beginning of the year of commencement of benefits under the Investments Law. The tax benefits granted to a Benefiting Factory are determined according one of the following new tax routes:

—	Similar to the currently available alternative route, exemption from corporate tax on undistributed income for a period of two to ten years, depending on the geographic location of the Benefiting Facility within Israel, and a reduced corporate tax rate of 10 to 25% for the remainder of the benefits period, depending on the level of foreign investment in each year. Benefits may be granted for a term of from seven to ten years, depending on the level of foreign investment in the company. If the company pays a dividend out of income derived from the Benefiting Facility during the tax exemption period, such income will be subject to corporate tax at the applicable rate (10%-25%). The company is required to withhold tax at the source at a rate of 15% from any dividends distributed from income derived from the Benefiting Facility.

—	A special tax route enabling companies owning facilities in favorite geographical locations in Israel to pay corporate tax at the rate of 11.5% on income of the Benefiting Facility. The benefits period is ten years. Upon payment of dividends, the company is required to withhold tax at source at a rate of 15% for Israeli residents and at a rate of 4% for foreign residents.

        The amendment changes the definition of “foreign investment” in the Investments Law so that instead of an investment of foreign currency in the company, the definition now requires a minimal investment of NIS 5 million by foreign investors. Furthermore, such definition now also includes the purchase of shares of a company from another shareholder, provided that the company’s outstanding and paid-up share capital exceeds NIS 5 million. Such changes to the aforementioned definition will take effect retroactively from 2003.

        The amendment will apply to Approved Enterprise programs in which the year of commencement of benefits under the Investments Law is 2004 or later, unless such programs received approval from the Investment Center on or prior to December 31, 2004 in which case the provisions of the amendment will not apply. This amendment does not affect our existing Approved Enterprise programs.

        Part of NUR’s production facilities have been granted the status of an “Approved Enterprise” under the Investment Law, under three separate investment plans. The implementation of the investments under the first plan was completed in 1993. The implementation of the second plan was finalized in 1999. NUR’s application for a third plan was approved in 2000.

        According to the provisions of the Investment Law, NUR chose to enjoy “alternative benefits”–waiver of grants in return for tax benefits. Accordingly, NUR’s income from the Approved Enterprise will be tax-exempt for a period of two years for the first and the third plans and for a period of four years for the second plan, commencing with the year it first earns taxable income, and subject to corporate tax at the rate of 15% based on the percentage of foreign ownership of the company, for additional periods of five, three and five years, for the first, second and third plans, respectively.

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

        The dividend recipient is taxed at the reduced rate applicable to dividends from “Approved Enterprises” (i.e., 25%), if the dividend is distributed during the tax benefits period or within a twelve years period thereafter, or for an unlimited period in the case of a “Foreign Investors’ Company”–a company over 25% foreign-owned with an approved enterprise. This tax must be withheld by the company at source, regardless of whether the dividend is converted into foreign currency. See below “– Capital Gains Tax on Sales of Our Ordinary Shares.”

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

        NUR’s existing “Approved Enterprise” status and any new programs, if and when approved, are subject to various conditions. The tax benefits derived from NUR’s “Approved Enterprise” status are conditioned upon fulfillment of the conditions stipulated by the Investment Law, the regulations promulgated thereunder and the criteria set forth in the certificate of approval issued pursuant to the Investment Law. In the event of a failure by NUR to comply with these conditions and criteria, the tax benefits could be canceled, in whole or in part, and NUR would be required to refund the amount of the canceled benefits, adjusted for inflation, interest and penalties. Management believes that NUR has operated and will continue to operate in compliance with all the “Approved Enterprise” conditions and other criteria applicable to us from the Office of Chief Scientist, the Marketing Fund and our “Approved Enterprise” status, although there can be no assurance of this. Management further believes that the likelihood is remote that NUR will be required to refund tax benefits that we derive from the Office of Chief Scientist, the Marketing Fund and under our “Approved Enterprise” status. There can be no assurance, however, that the funding and tax benefits will continue. See “Item 4.B: Research and Development” and “Item 3.D: Risk Factors.”

        The Israeli government may reduce or eliminate tax benefits available to approved enterprise programs in the future. We cannot assure you that our approved program and the benefits thereunder shall continue in the future at its current level or at any level – see “Item 3.D: Risks” relating to location in Israel).

Tax Benefits Under the Law for the Encouragement of Industry (Taxes), 1969

        Under the Law for the Encouragement of Industry (Taxes), 1969 (the “Industry Encouragement Law”), Industrial Companies are entitled to the following preferred corporate tax benefits:

—	deduction of purchases of know-how and patents over an eight-year period for tax purposes;

—	accelerated depreciation rates on equipment and buildings.

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

        Pursuant to the tax reform, generally, capital gains tax is imposed at a rate of 15% on real gains derived on or after January 1, 2003, from the sale of shares in companies (i) publicly traded on the Tel-Aviv Stock Exchange (“TASE”) or; (ii) (subject to a necessary determination by the Israeli Minister of Finance) Israeli companies publicly traded on a recognized stock exchange outside of Israel (such as NUR). This tax rate does not apply to: (i) dealers in securities; (ii) shareholders that report in accordance with the Inflationary Adjustment Law; or (iii) shareholders who acquired their shares prior to an initial public offering (that are subject to a different tax arrangement). The tax basis of shares acquired prior to January 1, 2003 will be determined in accordance with the average closing share price in the three trading days preceding January 1, 2003. However, a request may be made to the tax authorities to consider the actual adjusted cost of the shares as the tax basis if it is higher than such average price.

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

        For information with respect to the applicability of Israeli capital gains taxes on the sale of ordinary shares by United States residents, see above “– Capital Gains Tax on Sales of Our Ordinary Shares.”

U.S. Tax Considerations Regarding Ordinary Shares

        The following is a general summary of the material United States federal income tax consequences relating to the acquisition, ownership and disposition of our ordinary shares by an investor that holds those shares as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”). The summary is based on the tax laws of the United States, and existing final, temporary and proposed Treasury Regulations, Revenue Rulings and judicial decisions, as in effect on the date hereof, all of which are subject to prospective and retroactive changes, and to differing interpretations. The summary does not purport to address all federal income tax consequences that may be relevant to particular investors, and does not take into account the specific circumstances of any particular investors, some of which (such as tax-exempt entities, banks and financial institutions, insurance companies, broker-dealers, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, investors liable for alternative minimum tax, investors that own or are treated as owning 10% or more of our voting stock, investors that hold ordinary shares as part of a straddle, hedge, conversion transaction or other integrated transaction and investors whose functional currency is not the U.S. dollar) may be subject to special tax rules. ACCORDINGLY, PERSONS CONSIDERING THE PURCHASE OF ORDINARY SHARES SHOULD CONSULT THEIR OWN TAX ADVISORS CONCERNING THE APPLICATION OF UNITED STATES FEDERAL INCOME TAX LAWS, AS WELL AS THE LAWS OF ANY STATE, LOCAL OR FOREIGN TAXING JURISDICTION, TO THEIR PARTICULAR SITUATIONS.

        For purposes of this discussion, a “U.S. Holder” is any beneficial owner of shares of our ordinary shares that, for U.S. federal income tax purposes, is:

(1)	an individual citizen or resident of the United States,

(2)	a corporation or other entity taxable as a corporation for U.S. federal income tax purposes organized in or under the laws of the United States or any political subdivision thereof,

(3)	an estate the income of which is subject to U.S. federal income tax without regard to its source, or

(4)	a trust, if such trust validly elects to be treated as a U.S. person for U.S. federal income tax purposes, or if (a) a court within the U.S. can exercise primary supervision over its administration and (b) one or more U.S. persons have the authority to control all of the substantial decisions of such trust.

        If a partnership (including for this purpose any entity treated as a partnership for U.S. tax purposes) is a beneficial owner of shares of our ordinary shares, the U.S. tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. A holder of shares of our ordinary shares that is a partnership and partners in such partnership should consult their individual tax advisors about the U.S. federal income tax consequences of holding and disposing of shares of our ordinary shares.

        A “Non-U.S. Holder” is any beneficial owner of shares of our ordinary shares that is not a U.S. Holder.

Taxation of U.S. Holders

        Distributions on Ordinary Shares. Subject to the discussion in “Passive Foreign Investment Companies” below, distributions made by us with respect to ordinary shares generally will constitute dividends for federal income tax purposes and will be taxable to a U.S. Holder as dividend income to the extent of our undistributed current or accumulated earnings and profits (as determined for United States federal income tax purposes). Distributions in excess of our current or accumulated earnings and profits will be treated first as a nontaxable return of capital reducing the U.S. Holder’s tax basis in the ordinary shares, thus increasing the amount of any gain (or reducing the amount of any loss) which might be realized by such Holder upon the sale or exchange of such ordinary shares. Any such distributions in excess of the U.S. Holder’s tax basis in the ordinary shares will be treated as capital gain to the U.S. Holder and will be either long term or short term capital gain depending upon the U.S. Holder’s federal income tax holding period for the ordinary shares. Dividends paid by us generally will not be eligible for the dividends received deduction available to certain United States corporate shareholders under Code Sections 243 and 245. If you are a noncorporate U.S. Holder, dividends paid to you in taxable years beginning before January 1, 2009, that constitute qualified dividend income will be taxable to you at a maximum rate of 15% provided that you hold ordinary shares for more than 60 days during the 120-day period beginning 60 days before the ex-dividend date and meet other holding period requirements.

        A dividend paid in Israeli NIS will be included in gross income in a U.S. dollar amount based on the Israeli NIS/U.S. dollar exchange rate in effect on the date the dividend is included in the income of the U.S. Holder, regardless of whether the payment, in fact, is converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend payment is included in the gross income of a U.S. Holder through the date that payment is converted into U.S. dollars (or otherwise disposed of) will be treated as U.S. source ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income.

        Subject to certain conditions and limitations, any Israeli withholding tax imposed upon distributions which constitute dividends under United States income tax law will be eligible for credit against a U.S. Holder’s federal income tax liability. Alternatively, a U.S. Holder may claim a deduction for such amount, but only for a year in which a U.S. Holder elects to do so with respect to all foreign income taxes. The overall limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed with respect to our ordinary shares will generally constitute “passive income.”

        Sale or Exchange of Ordinary Shares. Subject to the discussion in “Passive Foreign Investment Companies” below, a U.S. Holder of ordinary shares generally will recognize capital gain or loss upon the sale or exchange of the ordinary shares measured by the difference between the amount realized and the U.S. Holder’s tax basis in the ordinary shares. Gain or loss will be computed separately for each block of shares sold (shares acquired separately at different times and prices). The deductibility of capital losses is restricted and generally may only be used to reduce capital gains to the extent thereof. However, individual taxpayers generally may deduct annually $3,000 of capital losses in excess of their capital gains.

        Passive Foreign Investment Company. A foreign corporation generally will be treated as a “passive foreign investment company” (“PFIC”) if, after applying certain “look-through” rules, either (i) 75% or more of its gross income is passive income or (ii) 50% or more of the average value of its assets is attributable to assets that produce or are held to produce passive income. Passive income for this purpose generally includes dividends, interest, rents, royalties and gains from securities and commodities transactions. The look-through rules require a foreign corporation that owns at least 25%, by value, of the stock of another corporation to treat a proportionate amount of assets and income as held or received directly by the foreign corporation. We must make a separate determination each year as to whether we are a PFIC. As a result, our PFIC status may change. The determination of whether or not we are a PFIC depends on the composition of our income and assets, including goodwill, from time to time.

        Based on our current operations, we do not believe that we currently are a PFIC and we do not anticipate that we will be a PFIC in the future. However, there can be no assurance that we are not and will not be treated as a PFIC in the future. If we are classified as a PFIC, U.S. Holders who own our ordinary shares during the taxable year in which we become a PFIC generally will be subject to increased U.S. tax liabilities and reporting requirements for that taxable year and all succeeding years, regardless of whether we continue to meet the income or asset test for PFIC status, although shareholder elections may apply in certain circumstances. U.S. Holders should consult their own tax advisors regarding our status as a PFIC and the consequences of investment in a PFIC.

        If we are a PFIC for any taxable year during which you hold ordinary shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the ordinary shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ordinary shares will be treated as an excess distribution. Under these special tax rules:

(1)	the excess distribution or gain will be allocated ratably over your holding period for the ordinary shares,

(2)	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

(3)	the amount allocated to each other year will be subject to tax at the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

        The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses, and gains (but not losses) realized on the sale of the ordinary shares cannot be treated as capital, even if you hold the ordinary shares as capital assets.

        If we are a PFIC, you may avoid taxation under the rules described above by making a “qualified electing fund” election to include your share of our income on a current basis, or a “deemed sale” election once we no longer qualify as a PFIC. However, you may make a qualified electing fund election only if we agree to furnish you annually with certain tax information, and we do not presently intend to prepare or provide such information.

        Alternatively, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election for stock of a PFIC to elect out of the tax treatment discussed three paragraphs above. If you make a mark-to-market election for the ordinary shares, you will include in income each year an amount equal to the excess, if any, of the fair market value of the ordinary shares as of the close of your taxable year over your adjusted basis in such ordinary shares. You are allowed a deduction for the excess, if any, of the adjusted basis of the ordinary shares over their fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to-market gains on the stock included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ordinary shares, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the ordinary shares, as well as to any loss realized on the actual sale or disposition of the ordinary shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ordinary shares. Your basis in the ordinary shares will be adjusted to reflect any such income or loss amounts. The tax rules that apply to distributions by corporations which are not passive foreign investment companies would apply to distributions by us.

        The mark-to-market election is available only for stock which is regularly traded on a national securities exchange that is registered with the Securities and Exchange Commission or on Nasdaq, or an exchange or market that the U.S. Secretary of the Treasury determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. The ordinary shares currently are listed on the Nasdaq SmallCap Market. However, if the ordinary shares are delisted from the Nasdaq SmallCap Market (see “Risk Factors-We may not comply with the Nasdaq SmallCap Market standards”), the mark-to-market election may not be available to you if we were to become a PFIC.

        Dividends paid by a PFIC are not “qualified dividend income” for purposes of the preferential tax rate on qualified dividends discussed above.

        If you hold ordinary shares in any year in which we are a PFIC, you would be required to file Internal Revenue Service Form 8621 regarding distributions received on the ordinary shares and any gain realized on the disposition of the ordinary shares.

Taxation of Non-U.S. Holders

        Distributions on Ordinary Shares. Distributions made with respect to our ordinary shares to non-U.S. Holders who are not engaged in the conduct of a trade or business within the United States will be subject to United States federal income tax only if 25% or more of our gross income (from all sources for the three-year period ending with the close of the taxable year preceding the declaration of the distribution) was effectively connected with our conduct of a trade or business in the United States. We do not anticipate engaging in the conduct of a trade or business within the United States, except through subsidiaries. However, if the 25% threshold for such period is exceeded, a portion of any distribution paid by us to a non-U.S. Holder could be subject to federal income tax withholding at the rate of 30%; the portion of the distribution that could be subject to withholding would correspond to the portion of our gross income for the period that is effectively connected to its conduct of a trade or business within the United States.

        Sale or Exchange of Ordinary Shares. A non-U.S. Holder will not be subject to United States federal income tax on any gain realized upon the sale or exchange of ordinary shares unless (i) the gain is effectively connected with a trade or business in the United States of the non-U.S. Holder, or (ii) the non-U.S. Holder is an individual who was present in the United States for 183 days or more in the taxable year of the disposition and other conditions exist.

        United States Business. Dividends and gains that are effectively connected with a Non-U.S. Holder’s conduct of a trade or business in the United States generally will be subject to tax in the same manner as they would be for U.S. Holder. Effectively connected dividends and gains received by a corporate Non-U.S. Holder may also be subject to an additional branch profits tax at a 30% rate or a lower tax treaty rate.

Backup Withholding and Information Reporting

        In general, information reporting requirements will apply to dividends in respect of our ordinary shares or the proceeds received on the sale, exchange or redemption of our ordinary shares paid within the United States (and in certain cases, outside the United States) to U.S. Holders other than certain exempt recipients, such as corporations, and a 30% backup withholding tax may apply to such amounts if the U.S. Holder fails to provide an accurate taxpayer identification number or to report interest and dividends required to be shown on its U.S. federal income tax returns. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as credit against the U.S. Holder’s U.S. federal income tax liability provided that the appropriate returns are filed.

        A Non-U.S. Holder generally may eliminate the requirement for information reporting and backup withholding by providing certification of its foreign status to the payor, under penalties of perjury, on IRS Form W-8BEN.

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

        You may review a copy of our filings with the SEC, including exhibits and schedules, and obtain copies of such materials at the SEC’s public reference room at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W, Washington, D.C. 20549. You may also obtain copies of such materials from the Public Reference Section of the SEC, Room 1580, 100 Street, N.E., Washington, D.C. 20549, at proscribed rates. You may call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC maintains a web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

        These SEC filings are also available to the public from commercial document retrieval services.

I.	Subsidiary Information

Not applicable.

ITEM 11: Quantitative and Qualitative Disclosures About Market Risk

        Market risks relating to NUR’s operations result primarily from weak economic conditions in the markets in which NUR sells its products and from changes in exchange rates or in interest rates.

Inflation, Deflation and Fluctuation of Currencies

See “Item 5.A: Impact of Inflation, Deflation and Fluctuation of Currencies.”

Interest Rate

        NUR’s exposure to market risk due to changes in interest rates relates primarily to NUR’s long-term loans interest rate variation. As of December 31, 2004 we had a balance of $28.87 million of long term loans carrying annual interest rates ranging between LIBOR + 2.25% and LIBOR + 2.5%. Changes in the LIBOR interest rate might affect our financial expenses. As of March 31, 2005 $28.12 million were outstanding in the aggregate under the long-term loans.

        NUR does not otherwise believe the disclosure required by Item 11 of this annual report to be material to NUR.

ITEM 12: Description of Securities Other Than Equity Securities

Not Applicable.

PART II

ITEM 13: Defaults, Dividend Arrearages and Delinquencies

        During 2004 NUR failed to meet certain of the financial covenants governing its long-term and short-term loans. However, under the terms of with our lender banks dated June 29, 2005, the banks agreed to waive these defaults for all periods prior to March 31, 2005. We believe that the new financial covenants set forth in our recent agreements with our lender banks for the second, third and fourth quarters of 2005 will allow a better alignment between the financial covenants and NUR’s business plan for 2005. For more information see “Item 10.C: Material Contracts.”

ITEM 14: Material Modifications to the Rights of Security Holders and Use of Proceeds

        There are no material modifications to, or qualifications of, the rights of security holders that are required to be disclosed.

ITEM 15: Controls and Procedures

Disclosure Controls and Procedures

        We performed an evaluation under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(c) and 15d-15(c) of the Securities Exchange Act of 1934) as of the end of the period covered by this report and each has concluded that such disclosure controls and procedures were effective as of such date to ensure that information required to be disclosed in NUR’s reports filed under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

Internal control over Financial Reporting

        Except as stated below, there were no changes in NUR’s internal control over financial reporting that occurred during the year ended December 31, 2004 that have materially affected, or are reasonably likely to materially affect, NUR’s internal control over financial reporting. In addition, except as stated below, we have not identified any significant deficiencies or material weaknesses in our internal controls.

        NUR has restated its previously issued financial results for the years 2002 through 2003. This restatement was primarily the result of the implementation of a new revenue recognition policy and deferred tax valuation with respect to 2003. Senior management concluded in 2004 that the previous revenue recognition policy did not suit the business environment of NUR and did not provide appropriate control over financial reporting regarding revenue recognition. In recognition of this material weakness, senior management, with the assistance of the Audit Committee, adopted a revised revenue recognition policy.

        Examination of the previous policy regarding revenue recognition revealed that certain sales of machines which were recorded by NUR as revenue were not actually installed. Therefore, the previous policy constituted a material weakness in our internal control over financial reporting.

        The new policy of revenue recognition that was adopted by NUR is designed to address that weakness by recognizing revenues only upon installation of a machine. The changes to internal control over financial reporting described above were implemented as of the fourth quarter of 2004.

        All internal control systems no matter how well designed have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements and can provide only reasonable assurance with respect to financial statements preparation and presentation. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

ITEM 16: Reserved

ITEM 16A: Audit Committee Financial Expert

        In March 2004, the Board determined that it has at least one Audit Committee financial expert, as defined in Item 16A of Form 20-F, serving on the Audit Committee. Lauri A. Hanover has been designated as the Audit Committee financial expert. For additional information regarding Lauri A. Hanover’s financial experience, see “Item 6: Directors and Senior Management.”

ITEM 16B: Code of Ethics

        NUR’s Audit Committee and Board have adopted a code of ethics, as defined in Item 16B of Form 20-F, that applies to NUR’s chief executive officer, chief financial officer, vice president of finance, controller and any other person bearing the title of vice president or higher in the Finance Department. A copy of the code of ethics has been filed as an exhibit to our annual report of 2003 on Form 20-F.

        There are no material modifications to, or waivers from, the provisions of the code of ethics that are required to be disclosed.

ITEM 16C: Principal Accountant Fees and Services

Fees paid to the Auditors

Audit Fees

        In the years ended December 31, 2003 and December 31, 2004, the aggregate fees billed for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years amounted to approximately $0.36 million and $0.4 million, respectively.

Audit-Related Fees

        In the years ended December 31, 2003 and December 31, 2004, the aggregate fees billed for assurance and related services by our independent registered public accounting firm that are reasonably related to the performance of the audit of NUR’s financial statements and are not under audit fees mentioned above amounted to approximately $0.12 million and $0.2 million, respectively. The audit related services included mainly audit services of the subsidiaries related to the annual financial statements performed by external auditors.

Tax Fees

        In the years ended December 31, 2003 and December 31, 2004, the aggregate fees billed for professional services rendered by our independent registered public accounting firm for tax compliance, tax advice, and tax planning amounted to approximately $0.12 million and $0.1 million, respectively. The nature of services was mainly focused international tax consultancy services.

All Other Fees

        In the years ended December 31, 2003 and December 31, 2004, the aggregate fees billed for products and services rendered by our independent registered public accounting firm other than the above reported services amounted to approximately $0.04 million and $0.02 million, respectively. The nature of the other services was mainly focused advisory services pertaining to approved enterprise issues, transfer prices, etc.

Audit Committee’s pre-approval policies and procedures

        Our Audit Committee nominates and engages our independent auditors to audit our financial statements. See also the description under the heading in “Item 6.C: Board Practices.” In July 2003, our Audit Committee also adopted a policy requiring management to obtain the Audit Committee’s approval before engaging our independent auditors worldwide to provide any other audit or permitted non-audit services to us. Pursuant to this policy, which is designed to assure that such engagements do not impair the independence of our auditors, the Audit Committee pre-approves annually a catalog of specific audit and non-audit services in the categories audit service, audit-related service and tax services that may be performed by our auditors.

ITEM 16D: Exemptions from the Listing Standards for Audit Committees

Not Applicable.

ITEM 16E: Purchase of Equity Securities by the Company and Affiliated Purchasers

Not Applicable.

PART III

ITEM 17: Financial Statements

Not Applicable.

ITEM 18: Financial Statements

See Financial Statements included at the end of this report.

ITEM 19: Exhibits

Number	Description

1.1	Memorandum of Association of the Registrant, in Hebrew with a translation to English(1)

1.2	Amended and Restated Articles of Association of the Registrant

1.3	Certificate of Name Change(2)

2.1	Specimen Certificate for ordinary shares(1)

2.2	Forms of Placement Agent's Warrant Agreement and Certificate(3)

2.3	Forms of Qualified Independent Underwriter's Warrant Agreement and Certificate(3)

2.4	Form of Share and Warrant Purchase Agreement dated January 17, 2002 between the Registrant and The Investment Corp. of United Mizrahi Bank Ltd.(4)

2.5	Form of Warrant Agreement, dated January 17, 2002 between the Registrant and The Investment Corp. of United Mizrahi Bank Ltd.(4)

2.6	Form of Registration Rights Agreement, dated January 17, 2002 between the Registrant and The Investment Corp. of United Mizrahi Bank Ltd.(4)

2.7	Form of Warrant Agreement, dated February 12, 2002 between the Registrant and Bank Hapoalim B.M.(4)

2.8	Form of Registration Rights Agreement, dated February 12, 2002 between Registrant and Bank Hapoalim B.M.(4)

2.9	Form of Warrant Agreement, dated February 12, 2002 between the Registrant and Bank Leumi le-Israel Ltd.(4)

2.10	Form of Registration Rights Agreement, dated February 12, 2002 between Registrant and Bank Leumi le-Israel Ltd.(4)

2.11	Form of Warrant Agreement, dated November 21, 2002 between the Registrant and Poalim Capital Markets & Investments Ltd.(5)

2.12	Form of Registration Rights Agreement, dated November 7, 2002 between the Registrant and Poalim Capital Markets & Investments Ltd.(5)

2.13	Form of Warrant Agreement dated, March 11, 2003 between the Registrant and Bank Hapoalim B.M.(5)

2.14	Form of Registration Rights Agreement, dated March 11, 2003 between Registrant and Bank Hapoalim B.M.(5)

2.15	Form of Warrant Agreement, dated March 11, 2003 between the Registrant and Bank Leumi le-Israel Ltd.(5)

2.16	Form of Registration Rights Agreement, dated March 11, 2003 between Registrant and Bank Leumi le-Israel Ltd.(5)

2.17	Form of Convertible Loan and Warrant Agreement, dated July 2003 between Registrant and certain investors(6)

2.18	Form of Warrant Agreement, dated October 15, 2003 between the Registrant and certain investors(6)

Number	Description

2.19	Form of Registration Rights Agreement, dated July, 2003 between the Registrant and certain investors(6)

2.20	Form of Warrant Agreement, dated October 15, 2003 between the Registrant and the Placement Agent (X Securities Ltd.)(6)

2.21	Form of Warrant Agreement, dated October 15, 2003 between the Registrant and the Placement Agent (Matthew Norton)(6)

2.22	Form of Warrant Agreement, dated October 15, 2003 between the Registrant and the Placement Agent (David Fuchs)(6)

2.23	Form of Warrant Agreement, dated August 1, 2003 between the Registrant and Bank Hapoalim B.M.(6)

2.24	Form of Registration Rights Agreement, dated August 1, 2003 between the Registrant and Bank Hapoalim B.M.(6)

2.25	Form of Warrant Agreement, dated August 1, 2003 between the Registrant and Bank Leumi le-Israel Ltd.(6)

2.26	Form of Registration Rights Agreement, dated August 1, 2003 between the Registrant and Bank Leumi le-Israel Ltd.(6)

2.27	Form of Warrant Agreement, dated June 27, 2003 between the Registrant and Israel Discount Bank Ltd.(6)

2.28	Form of Registration Rights Agreement, dated June 27, 2003 between the Registrant and Israel Discount Bank Ltd.(6)

2.29	Form of Warrant Agreement, dated August 1, 2003 between the Registrant and Israel Discount Bank Ltd.(6)

2.30	Form of Registration Rights Agreement, dated August 1, 2003 between the Registrant and Israel Discount Bank Ltd.(6)

2.31	Form of Warrant Agreement, dated April 17, 2005 between the Registrant and Dan Purjes

2.32	Form of Registration Rights Agreement, dated March 7, 2005 between the Registrant and Dan Purjes

3.1	Voting Agreement, dated January 23, 2005 between the Registrant and Dan Purjes (7)

3.2	Voting Trust Agreement, dated March 7, 2005 between the Registrant, Dan Purjes and New York Private Bank & Trust Company (8)

4.1	1995 Israel Stock Option Plan (previously referred to in Company filings as the 1995 Flexible Stock Incentive Plan or the 1995 Stock Option / Stock Purchase Plan)(1)

4.2	Amendment to the 1995 Israel Stock Option Plan(3)

4.3	1997 Stock Option Plan(9)

4.4	1998 Non-Employee Director Share Option Plan(10)

4.5	Amendment to the 1998 Non-Employee Director Share Option Plan(8)

4.6	2000 Stock Option Plan(11)

Number	Description

4.7	Lease Agreement for office space in Brussels, Belgium between Nivellease, S.A. and the Registrant dated November 26, 1996(3)

4.8	Lease Agreement for office space in Newton Center, Massachusetts between WHTR Real Estate Limited Partnership and the Registrant dated July 10, 1998(3)

4.9	Distribution Agreement between Imaje S.A. and the Registrant dated June 26, 1995(1)

4.10	Bank Hapoalim Loan Agreements(4)

4.11	Bank Hapoalim Rescheduling Loan Agreement dated February 10, 2002(4)

4.12	Bank Leumi le-Israel Loan Agreements(4)

4.13	Bank Leumi le-Israel Rescheduling Loan Agreement dated February 11, 2003(5)

4.14	Bank Hapoalim Amendment to the Rescheduling Loan Agreement dated March 11, 2003(5)

4.15	Bank Leumi le-Israel Amendment to the Rescheduling Loan Agreement dated March 12, 2003(5)

4.16	Bank Hapoalim Amendment to the Rescheduling Loan Agreement dated August 7, 2003(6)

4.17	Bank Leumi le-Israel Amendment to the Rescheduling Loan Agreement dated July 30, 2003(6)

4.18	Israel Discount Bank Amendment to the Rescheduling Loan Agreement dated July 30, 2003(6)

4.19	Bank Hapoalim Amendment to the Covenants dated February 18, 2004(6)

4.20	Bank Leumi le-Israel Amendment to the Covenants dated February 18, 2004(6)

4.21	Israel Discount Bank Amendment to the Covenants dated February 22, 2004(6)

4.22	Bank Hapoalim Waiver and Amendment to the Covenants dated June 29, 2005

4.23	Bank Leumi le-Israel Waiver and Amendment to the Covenants dated June 29, 2005

4.24	Israel Discount Bank Waiver and Amendment to the Covenants dated June 29, 2005

4.25	Lod Lease Agreement dated January 11, 2000 between A. Barzilai Investments and Assets Ltd. and Kamim Investments and Assets Ltd. and the Registrant(12)

4.26	Amendment to Lod Lease Agreement, dated September 20, 2004 between A. Barzilai Investments and Assets Ltd. and Kamim Investments and Assets Ltd. and the Registrant

4.27	Form of Agreement dated May 11, 2003 between the Registrant and Ogen Dialogix Ltd., Gera Eiron and NUR Pro Engineering Ltd.(6)

8	List of Subsidiaries of the Registrant

11	Code of Ethics(6)

12.1	Certification of Principal Executive Officer required by Rule 13a-14(a) and Rule 15d-14(a) (Section 302 Certifications)

12.2	Certification of Principal Financial Officer required by Rule 13a-14(a) and Rule 15d-14(a) (Section 302 Certifications)

Number	Description

13	Certification of Principal Executive Officer and Principal Financial Officer required by Rule 13a-14(b) and Rule 15d-14(b) (Section 906 Certifications)

14.1	Consent of Kost Forer Gabbay & Kasierer

14.2	Consent of BDO McCabe Lo & Company

14.3	Consent of Grant Thornton Hong Kong

(1)	Previously filed with NUR’s F-1 (File No. 33-93160) and incorporated by reference herein.
(2)	Previously filed with NUR’s Form 6-K dated January 7, 1998 and incorporated by reference herein.
(3)	Previously filed with NUR’s Form F-1 (File No. 333-66103) and incorporated by reference herein.
(4)	Previously filed with NUR’s Form 20-F for the year ended December 31, 2001 and incorporated by reference herein.
(5)	Previously filed with NUR’s Form 20-F for the year ended December 31, 2002 and incorporated by reference herein.
(6)	Previously filed with NUR’s Form 20-F for the year ended December 31, 2003 and incorporated by reference herein.
(7)	Previously filed with NUR’s Form 6-K dated February 6, 2005 and incorporated by reference herein.
(8)	Previously filed with NUR’s Form 6-K dated April 18, 2005 and incorporated by reference herein.
(9)	Previously filed with NUR’s Form 20-F for the year ended December 31, 1997 and incorporated by reference herein.
(10)	Previously filed with NUR’s Form 6-K dated November 13, 1998 and incorporated by reference herein.
(11)	Previously filed with NUR’s Schedule TO-I (File No. 5-56015) on May 16, 2002 and incorporated by reference herein.
(12)	Previously filed with NUR’s Form 20-F for the year ended December 31, 2000 and incorporated by reference herein.

SIGNATURES

        The registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

NUR Macroprinters Ltd. BY: /S/ David Amir —————————————— David Amir President and Chief Executive Officer

Dated: July 14, 2005

NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2004

IN U. S. DOLLARS

■	Kost Forer Gabbay & Kasierer	■	Phone: 972-3-6232525
	3 Aminadav St. Tel-Aviv 67067, Israel		Fax: 972-3-5622555

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
NUR MACROPRINTERS LTD.

        We have audited the accompanying consolidated balance sheets of NUR Macroprinters Ltd. (“the Company”) and its subsidiaries as of December 31, 2003 and 2004 and the related consolidated statements of operations, changes in shareholders’ equity (deficiency) and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of certain consolidated subsidiaries, whose assets constitute 7% in 2003 and 5% in 2004 of total consolidated assets and whose revenues constitute 15% in 2003 and 9% in 2004 of total consolidated revenues. Those financial statements were audited by other auditors, whose reports have been furnished to us, and our opinion, insofar as it relates to amounts included for these subsidiaries, is based solely on the reports of the other auditors.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the reports of the other auditors provide a reasonable basis for our opinion.

        In our opinion, based on our audits and the reports of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2003 and 2004 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States.

        As described in Note 1g to the consolidated financial statements, the accompanying 2002 and 2003 financial statements, have been restated to correct amounts previously reported in connection with revenue transactions and deferred tax valuation .

        The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 1b to the accompanying consolidated financial statements, the Company has incurred recurring operating losses and, has a working capital deficiency. In addition, the Company has not complied with certain covenants of loan agreements with banks. These conditions raise substantial doubt as to the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1b. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

Tel-Aviv, Israel June 6, 2005 except as to Notes 1b, 10 and 11e which are dated July 10, 2005	KOST FORER GABBAY & KASIERER A Member of Ernst & Young Global

NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2003	2004
	(as restated)

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$10,301	$8,745
Short-term restricted cash	772	682
Trade receivables (net of allowance for doubtful accounts of $ 4,963 and
$ 11,010 as of December 31, 2003 and 2004, respectively)	13,118	10,974
Other accounts receivable and prepaid expenses (Note 3)	5,800	3,396
Inventories (Note 4)	20,213	21,358

Total current assets	50,204	45,155

LONG-TERM INVESTMENTS:
Long-term trade receivables (Note 5)	758	233
Investments in an affiliated company (Note 6)	1,048	–
Restricted long-term bank deposits (Note 7)	44	65
Severance pay fund	810	938
Long-term prepaid expenses	84	68

Total long-term investments	2,744	1,304

PROPERTY, PLANT AND EQUIPMENT, NET (Note 8)	6,084	4,749

TECHNOLOGY AND OTHER INTANGIBLE ASSETS, NET (Note 9)	736	378

Total assets	$59,768	$51,586

The accompanying notes are an integral part of the consolidated financial statements.

NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share data)

	December 31,
	2003	2004
	(as restated)

LIABILITIES AND SHAREHOLDERS' DEFICIENCY

CURRENT LIABILITIES:
Short-term bank credit and loans (Note 10)	$15,104	$42,435
Current maturities of long-term loans (Note 11)	862	117
Trade payables	6,623	16,122
Trade payables to affiliated company (Note 6)	2,101	–
Other accounts payable and accrued expenses (Note 12)	10,878	14,225

Total current liabilities	35,568	72,899

LONG-TERM LIABILITIES:
Long-term loans, net of current maturities (Note 11)	29,981	1,064
Accrued severance pay	945	1,265

Total long-term liabilities	30,926	2,329

COMMITMENTS AND CONTINGENT LIABILITIES (Note 13)

SHAREHOLDERS' DEFICIENCY (Note 15):
Share capital
Ordinary shares of NIS 1 par value:
Authorized: 50,000,000 shares as of December 31, 2003 and 2004; Issued and outstanding: 17,414,281 and 26,165,215 shares as of December 31, 2003 and
2004, respectively	4,261	6,198
Additional paid-in capital	47,095	51,802
Receipts on account of shares	1,401	–
Accumulated other comprehensive loss	(1,137)	(781)
Accumulated deficit	(58,346)	(80,861)

Total shareholders' deficiency	(6,726)	(23,642)

Total liabilities and shareholders' deficiency	$59,768	$51,586

The accompanying notes are an integral part of the consolidated financial statements.

NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except share and per share data

	Year ended December 31,
	2002	2003	2004
	(as restated)

Revenues (Note 17):
Sales of printers, related products and services	$84,886	$68,714	$76,723

Cost of revenues:
Cost of sales of printers and related products (a)	57,349	41,337	50,890
Inventory write-off	975	13,154	9,658

Total cost of revenues	58,324	54,491	60,548

Gross profit	26,562	14,223	16,175

Operating expenses:
Research and development, net (Note 18a)	7,742	6,546	8,008
Selling and marketing	12,744	11,321	9,529
General and administrative	11,953	11,121	10,518
Doubtful accounts expenses	2,881	6,694	6,266
Impairment of goodwill (Note 2k)	3,836	–	–
Amortization and impairment of technology and other
intangible assets (Note 2k)	9,049	118	862
Restructuring charges (Note 1f)	1,300	2,001	–

Total operating expenses	49,505	37,801	35,183

Operating loss	(22,943)	(23,578)	(19,008)
Financial expenses, net (Note 18b)	(1,322)	(2,157)	(3,187)
Other expenses, net	(124)	(265)	(301)

Loss before taxes on income	(24,389)	(26,000)	(22,496)
Taxes on income (Note 16d)	34	1,191	19

Net loss	$(24,423)	$(27,191)	$(22,515)

Basic and diluted net loss per share	$(1.44)	$(1.57)	$(0.93)

Weighted average number of shares used for computing basic and
diluted net loss per share	17,005,606	17,272,089	24,235,406

(a)	Cost of sales includes purchases from related parties for the years ended December 31, 2002, 2003 and 2004 in the amounts of $ 9,026, $ 8,273 and $ 801, respectively.

The accompanying notes are an integral part of the consolidated financial statements.

NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIENCY)

U.S. dollars in thousands (except share data)

	Number of Ordinary shares outstanding	Share capital	Additional paid-in capital	Receipts on account of shares	Accumulated other comprehensive loss	Accumulated deficit	Total comprehensive loss	Total shareholders' equity (deficiency)
	(as restated)

Balance as of January 1, 2002	14,751,753	$3,674	$39,493	$–	$(782)	$(6,732)		$35,653
Comprehensive loss:
Net loss	–	–	–	–	–	(24,423)	$(24,423)	(24,423)
Other comprehensive loss:
Foreign currency translation adjustments	–	–	–	–	(504)	–	(504)	(504)

Total comprehensive loss							$(24,927)

Issuance of shares, net	2,404,106	528	6,204	–	–	–		6,732

Balance as of December 31, 2002	17,155,859	4,202	45,697	–	(1,286)	(31,155)		17,458
Comprehensive loss:
Net loss	–	–	–	–	–	(27,191)	$(27,191)	(27,191)
Other comprehensive loss:
Foreign currency translation adjustments	–	–	–	–	149	–	149	149

Total comprehensive loss							$(27,042)

Issuance of shares to the chairman of the board of directors for services rendered, net	184,754	42	52	–	–	–		94
Exercise of employee stock options	73,668	17	37	–	–	–		54
Receipts on account of shares, net	–	–	–	1,401	–	–		1,401
Fair value of warrants granted in connection
to convertible loan	–	–	466	–	–	–		466
Amortization of fair value of warrants
granted in connection with convertible
loan and warrants granted to banks and investors	–	–	167	–	–	–		167
Beneficial conversion feature related to
convertible loan	–	–	676	–	–	–		676

Balance as of December 31, 2003	17,414,281	4,261	47,095	1,401	(1,137)	(58,346)		(6,726)
Comprehensive loss:
Net loss	–	–	–	–	–	(22,515)	$(22,515)	(22,515)
Other comprehensive loss:
Foreign currency translation adjustments	–	–	–	–	356	–	356	356

Total comprehensive loss							$(22,159)

Issuance of shares (private placement)	2,586,140	573	2,215	–	–	–		2,788
Issuance of shares related to Convertible loan	5,645,160	1,250	1,608	(1,401)	–	–		1,457
Exercise of warrants	43,460	10	5	–	–	–		15
Issuance of shares to the chairman of the
board of directors for services rendered, net	131,290	29	158	–	–	–		187
Amortization of fair value of warrants
granted in connection with convertible loan and warrants granted to bank and investors	–	–	548	–	–	–		548
Exercise of employee stock options	344,884	75	173	–	–	–		248

Balance as of December 31, 2004	26,165,215	$6,198	$51,802	$–	$(781)	$(80,861)		$(23,642)

The accompanying notes are an integral part of the consolidated financial statements.

NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2002	2003	2004
	(as restated)

Cash flows from operating activities:

Net loss	$(24,423)	$(27,191)	$(22,515)
Adjustments to reconcile net loss to net cash used in
operating activities:
Depreciation, amortization and impairment of goodwill,
technology and other intangible assets	15,424	3,570	2,751
Write-off of property and equipment	321	1,021	–
Issuance of shares to the chairman of the board of
directors for services rendered, net	–	94	187
Beneficial conversion feature related to convertible loan	–	676	–
Amortization of fair value of warrants	–	167	548
Loss on sale of property and equipment	124	83	301
Deferred income taxes, net	(43)	1,589	–
Accrued severance pay, net	(51)	(71)	155
Decrease in trade receivables	7,582	7,994	3,663
Decrease (increase) in other accounts receivable and
prepaid expenses	(733)	(187)	2,680
Increase in inventories	(219)	(556)	(8,438)
Write-off of inventories	975	13,154	9,658
Decrease in long-term trade receivables	511	1,028	534
Decrease in long-term related parties' accounts	2	2	242
Decrease in long-term prepaid expenses	32	68	16
Increase (decrease) in trade payables	(5,106)	(6,715)	8,621
Increase (decrease) in trade payables from related parties	1,925	(757)	(2,362)
Increase (decrease) in other accounts payable and accrued
expenses	(565)	(1,860)	3,202

Net cash used in operating activities	(4,244)	(7,891)	(757)

Cash flows from investing activities:

Proceeds from (investment in) short-term restricted cash	(709)	391	90
Proceeds from restricted long-term bank deposit and
restricted cash	(50)	141	(21)
Purchase of property and equipment	(3,179)	(1,198)	(2,123)
Proceeds from sale of property and equipment	1,197	3	293
Payment for the purchase of "NUR Pro-Engineering Ltd." (*)	–	(460)	(230)

Net cash used in investing activities	(2,741)	(1,123)	(1,991)

The accompanying notes are an integral part of the consolidated financial statements.

NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2002	2003	2004
	(as restated)

Cash flows from financing activities:

Proceeds from issuance of shares and warrants, net	6,732	466		4,260
Proceeds from exercise of options, net	–	54		248
Proceeds from convertible loans, net	–	1,401		–
Short-term bank credit and short-term loans, net	783	9,260		(2,242)
Principal payment of long-term loans	(1,706)	(1,228)		(750)

Net cash provided by financing activities	5,809	9,953		1,516

Effect of exchange rate changes on cash and cash equivalents	(714)	(1,143)		(324)

Decrease in cash and cash equivalents	(1,890)	(204)		(1,556)

Cash and cash equivalents at the beginning of the year	12,395	10,505		10,301

Cash and cash equivalents at the end of the year	$10,505	$10,301		$8,745

Non-cash activities:
(1) Supplemental disclosure of cash flows activities:
Cash paid during the year for:

Interest	$1,685	$1,483		$1,888

Income taxes	$625	$–		$–

(2) Supplemental disclosure of non-cash operating financing
activities:
Conversion of long-term loans into shares	$–	$1,401		$–

Transfer of equipment from property, plant and
equipment to inventory	$–	$2,131		$975

(*) Payment for purchase of Nur Pro-Engineering Lt. (see
Note 1c)
Fair value of assets acquired and liabilities assumed at
the date of acquisition:
Working capital, net (excluding cash and cash
equivalents in the amount of $ 160)				$186
Production Agreement				504

			$	*) 690

(*)	During 2003, the Company paid an advance of $ 460 from the total purchase price.

The accompanying notes are an integral part of the consolidated financial statements.

NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:- GENERAL

a.	NUR Macroprinters Ltd. (“the Company”), an Israeli corporation, and its subsidiaries (collectively, “the Group”) develop, manufacture, sell and provide services of digital printing systems for on-demand, short-run, wide format and super-wide format printing as well as related consumable products.

The Company operates through wholly-owned subsidiaries for sales, support services and marketing of the Company’s products in their country or region of domicile. Such entities include NUR Europe S.A. (“NUR Europe”) in Belgium, NUR America, Inc. (“NUR America”) in the U.S., NUR Asia Pacific Limited (“NUR Asia Pacific”) in Hong Kong and NUR Japan Ltd. (“NUR Japan”).

The Company manufactures all its printers in a single plant located in Rosh Ha’Ayin, Israel. The Company manufactures ink in a manufacturing plant located in Ashkelon, Israel.

As to principal markets and customers, see Note 17.

b.	The financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. In 2004, 2003, and 2002, the Company had net losses of $ 22,515, $ 27,191, and $ 24,423, respectively. As of December 31, 2004, the Company’s shareholders’ deficiency amounted to $23,642 and its total cash and cash equivalents amounted to $ 8,745. Net cash used in operating activities in 2004, 2003, and 2002 was $ 757, $7,891, and $ 4,244, respectively. In light of the current condition of the Company and the amount of its liquid assets, as described above, if the Company continues to incur losses and is unable to secure additional financing sources to fund its operations, there is a substantial doubt as to the Company’s ability to continue as a going concern and therefore the Company may be required to take certain actions in order to meet its obligations.

In 2005, the Company’s management has taken initiatives to lower operating expenses in order to focus on preserving the current level of operations and to slow down growth efforts. Cost reduction initiatives include reducing the current staff head count, lowering R&D and marketing activities that were aimed at growth, and further monitoring cost and expenditure controls. Furthermore, on June 30, 2005 Bank Hapoalim B.M., Bank Leumi Israel B.M. and Israel Discount Bank Ltd. (“the Lender Banks”) gave waivers of default and the outstanding bank debt is currently not subject to acceleration. The Lender Banks waived their contractual rights related to the Company’s non compliance with certain agreed upon financial covenants for all previous periods ended March 31, 2005. The Lender Banks waived these defaults and agreed that the Company shall not be obligated to make principal repayments until January 1, 2006. The Lender Banks have also agreed to new financial covenants which will govern the Company’s credit lines (see also Notes 10 and 11(e)). The Company also reported that it is continuing discussions with several parties and its Lender Banks regarding a financial transaction that contemplates an investment in, or strategic partnership with, the Company, and the restructuring of the Company’s outstanding debt. There can be no assurance that any of these discussions will result in a completed transaction or transactions.

NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:- GENERAL (Cont.)

These financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result should the Company be unable to continue as a going concern.

c.	Acquisition of NUR Pro Engineering Ltd.:

NUR Pro Engineering Ltd. (“NUR Pro Engineering”), a 50% joint venture, was engaged in the assembly of the Company’s printers. On May 11, 2003, the Company and the other shareholder of NUR Pro Engineering signed a share purchase agreement (“the Agreement”) since the Company decided to terminate the cooperation through the joint venture and transfer the assembly of the printers to its full control. According to the Agreement, the Company purchased the remaining shares held by the other shareholder (i.e., 50%), in consideration for $ 850, which were paid in monthly installments until March 31, 2004. The Company completed the acquisition of NUR Pro Engineering during 2004.

The operations of NUR Pro Engineering are included in the consolidated statements from April 1, 2004.

The acquisition was accounted for using the purchase method of accounting, in accordance with SFAS No. 141, and accordingly, the purchase price has been allocated to the assets acquired and the liabilities assumed based on their estimated fair value at the date of acquisition.

The following table summarizes the estimated fair value of assets acquired and liabilities assumed at the date of acquisition:

Current assets, net	$346
Production Agreement (*)	504

Net assets acquired	$850

(*)	Amortized on a straight line basis over the useful life of the production agreement (3 years).

Pro-forma results of operations for the years ended December 31, 2002 and 2003 assuming that the acquisition had been consummated as of January 1, 2002 and 2003 was not presented due to immateriality.

NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:- GENERAL (Cont.)

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

f.	Restructuring charges:

During the second and fourth quarters of 2002 and the second quarter of 2003 the Company decided to perform a series of strategic initiatives intending to further reduce costs and increase efficiency. As a result, approximately 72 and 58 positions were eliminated by the Group in 2002 and 2003, respectively.

The restructuring charges consisted of the following:

In 2002:

a)	Downsizing the number of employees due to the reduction in sales levels.
b)	Relocating operations in Asia Pacific from China to Hong Kong.

In 2003:

a)	Consolidating the operations of NUR Media Solutions S.A. (“NUR Media Solutions”) and NUR Europe.
b)	Relocating Salsa Digital Printers Ltd. (“NUR Salsa”) operations to Israel.
c)	Relocating the operations of NUR Macroprinters (Shanghai) Ltd. (“NUR Shanghai”) to NUR Asia Pacific.

In connection with SFAS No. 146, “Accounting for Costs Associated With An Exit Or Disposal Activity” (“SFAS 146”), the Group recorded during 2002 and 2003 restructuring charges of $ 1,300 and $ 2,001, respectively.

NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:- GENERAL (Cont.)

	Year ended December 31,
	2002	2003
	Restructuring charges

Restructuring charges:
Employee termination and severance costs	$860	$1,067
Other exit costs	440	934

	$1,300	$2,001

g.	Restatement of financial statements:

The Company has restated its financial statements for 2002 and 2003 to reflect revised accounting treatment of revenue recognition accounting policies to revenues consummated in 2001, 2002 and 2003, and deferred tax valuation in 2003.

Historically, the Company recognized revenue on its printers at time of shipment under the criteria that evidence of an arrangement existed, the price was fixed, delivery had occurred and collectibility was assured. Based upon the Company’s review, it was determined that the actual business practice in recent years had shown that the decline in market conditions caused that in the customers’ point of view acceptance of the risk and title of the printers occurred only after installation and not at shipment. Consequently, the Company concluded that delivery had not in fact occurred upon shipment, and that revenue had been prematurely recognized in those cases. The restatement adjustments for revenue recognition resulted in adjustments to revenue, cost of sales, accounts receivable and deferred revenues.

In addition, the Company determined, based on its review, that, as of December 31, 2003, it should have recorded a full valuation allowance in respect of the remaining deferred tax asset. The Company’s decision was based on its history of losses in the past three years and its belief that it is more likely than not that the deferred tax asset will not be realized in the foreseeable future. Accordingly, the consolidated financial statements for the year ended December 31, 2003 have been restated from amounts previously reported.

NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:- GENERAL (Cont.)

The impacts of these restatements of the financial statements are summarized below:

Consolidated statement of operations data:

	Year ended December 31, 2003
	As previously reported	Adjustment	As restated

Sales of printers, related products and services	65,574	3,140	68,714
Cost of sales of printers and related products	39,665	1,672	41,337

Total cost of revenues	52,819	1,672	54,491
Gross profit	12,755	1,468	14,223
Operating loss	(25,046)	1,468	(23,578)
Taxes on income	202	989	1,191
Net loss	(27,670)	479	(27,191)

Basic and diluted net loss per share	(1.60)	0.03	(1.57)

Consolidated statement of cash flows data:

	Year ended December 31, 2003
	As previously reported	Adjustment	As restated

Cash flows from operating activities:

Net loss	(27,670)	479	(27,191)

Decrease in trade receivables	10,638	(2,644)	7,994
Increase in inventories	(2,308)	1,748	(560)
Deferred income taxes	600	989	1,589
Decrease in other accounts payable	(1,288)	(572)	(1,860)
Net cash used in operating activities	(7,891)	–	(7,891)

Consolidated balance sheet:

	December 31, 2003
	As previously reported	Adjustment	As restated

Trade receivables	18,571	(5,453)	13,118
Inventories	15,947	4,266	20,213
Total current assets	51,391	(1,187)	50,204
Deferred income taxes	989	(989)	–
Total assets	61,944	(2,176)	59,768
Other accounts payable	(7,831)	(3,047)	(10,878)
Total current liabilities	(32,521)	(3,047)	(35,568)
Accumulated deficit	(53,123)	(5,223)	(58,346)
Total shareholders' deficiency	(1,503)	(5,223)	(6,726)

NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:- GENERAL (Cont.)

Consolidated statement of operations data:

	Year ended December 31, 2002
	As previously reported	Adjustment	As restated

Sales of printers, related products and services	85,255	(369)	84,886
Cost of sales of printers and related products	57,360	(11)	57,349
Total cost of revenues	58,335	(11)	58,324
Gross profit	26,920	(358)	26,562
Operating loss	(22,585)	(358)	(22,943)
Net loss	(24,065)	(358)	(24,423)

Basic and diluted net loss per share	(1.42)	(0.02)	(1.44)

Consolidated statement of cash flows data:

	Year ended December 31, 2002
	As previously reported	Adjustment	As restated

Cash flows from operating activities:
Net loss	(24,065)	(358)	(24,423)
Decrease in trade receivables	7,972	(390)	7,582
Decrease in inventories	(221)	2	(219)
Decrease in other accounts payable	(1,311)	746	(565)
Net cash used in operating activities	(4,244)	–	(4,244)

Consolidated balance sheet data:

	December 31, 2002
	As previously reported	Adjustment	As restated

Trade receivables	28,777	(7,972)	20,805
Inventories	24,297	5,937	30,234
Total current assets	70,273	(2,035)	68,238
Total assets	87,895	(2,035)	85,860
Other accounts payable	(9,254)	(3,667)	(12,921)
Total current liabilities	(33,562)	(3,667)	(37,229)
Accumulated deficit	(25,453)	(5,702)	(31,155)
Total shareholders' equity	23,160	(5,702)	17,458

NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared according to United States generally accepted accounting principles (“US GAAP”), applied on a consistent basis, as follows:

a.	Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

b.	Financial statements in U.S. dollars:

The Company’s management believes that the currency of the primary economic environment in which the operations of the Company and certain of its subsidiaries are conducted is the U.S. dollar (“dollar”). Thus, the dollar is the reporting and functional currency of the Company and certain of its subsidiaries.

The Company’s and certain subsidiaries’ transactions and balances denominated in dollars are presented at their original amounts. Non-dollar transactions and balances have been remeasured to dollars in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 52, “Foreign Currency Translation”. All transaction gains and losses from remeasurement of monetary balance sheet items denominated in non-dollar currencies are reflected in the statements of operations as financial income or expenses, as appropriate.

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

Cash equivalents are short-term highly liquid investments that are readily convertible to cash with original maturities of three months or less at the date acquired.

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

Inventories are stated at the lower of cost or market value. The Company reviewed its inventory quantities based primarily on its estimated forecast of product demand, production requirements and servicing commitments and as a result, inventory write-offs were provided to cover risks arising from slow-moving items, technological obsolescence, excess inventories, discontinued products and for market prices lower than cost. The Company recorded inventory write-offs in the amount of $ 975, $ 13,154 and $ 9,658 in 2002, 2003 and 2004, respectively.

Cost is determined as follows:

Raw materials – using the average cost method.

Work-in-progress and finished products – using the average cost method on the basis of direct manufacturing costs with the addition of allocable indirect manufacturing costs.

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

The Company’s investment in an affiliated company is accounted for by the equity method. Profits from intercompany sales, not realized outside the Group, were eliminated.

The Company’s investments in an affiliated company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an investment may not be recoverable.

Investment in an affiliated company represents investments in ordinary shares. The Company applies EITF 99-10, “Percentage Used to Determine the Amount of Equity Method Losses”(“EITF No. 99-10”). Accordingly, losses of the investee are recognized based on the ownership level of the particular investee security held by the investor.

NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

As of December 31, 2004, the Company has completed the acquisition of the affiliated company, and as a result its financial statements are fully consolidated with the financial statements of the Group (see Note 1b).

i.	Property, plant and equipment, net:

Property, plant and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets at the following annual rates:

%

Machinery and equipment	10 - 33
Motor vehicles	15
Office furniture and equipment	6 - 10
Buildings	3
Over the less of the term of
Leasehold improvements	the lease or the useful life

j.	Impairment of long-lived assets:

The Group’s long-lived assets and certain identifiable intangibles are reviewed for impairment in accordance with Statement of Financial Accounting Standard No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS No. 144”), whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. As of December 31, 2002 and 2003, impairment losses in the amount of approximately $ 321 and $ 1,021 have been identified, respectively.

During 2004, no impairment losses were identified.

k.	Goodwill, technology and other intangible assets:

Intangible assets acquired are amortized over their useful lives using a method of amortization that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up, in accordance with Statement of Financial Accounting Standards No. 142 “Goodwill and Other Intangible Assets”, (“SFAS No. 142”).

Acquired technology is amortized over 5 years, customer list is amortized over 7 years and production agreement is amortized over 3 years. The Company recorded amortization expenses during 2002, 2003 and 2004, in the amount of $ 2,054, $ 118 and $ 126, respectively. The Company performed an impairment test during the fourth quarter of 2002, 2003 and 2004 and accordingly recognized an impairment loss of $ 6,995, $ 0 and $ 736, respectively.

NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Goodwill represents excess of the costs over the net assets of businesses acquired. Goodwill arising from acquisitions prior to July 1, 2001, was amortized until December 31, 2001, on a straight-line basis over 10 years. As from January 1, 2002, pursuant to Statement of Financial Accounting Standard No. 142, “Goodwill and Other Intangible Assets”(“SFAS No. 142”) tested for impairment on adoption and at least annually thereafter or between annual tests in certain circumstances, and written down when impaired, rather than being amortized as previous accounting standards required. Goodwill attributable to each of the reporting unit is tested for impairment by comparing the fair value of each reporting unit with its carrying value. Fair value is determined using discounted cash flows, market multiples and market capitalization. Significant estimates used in the methodologies include estimates of future cash flows, future short-term and long-term growth rates, weighted average cost of capital and estimates of market multiples for the reportable unit. The Company performed the impairment test during the fourth quarter of 2002 and, accordingly, recognized an impairment loss of $ 3,836.

l.	Revenue recognition:

The Company generates revenues from the sale of its printers, inks and consumable products and from services to its products. The Company generates revenues from its products directly to end-users and indirectly through independent distributors (which are considered as end-users).

Revenues from printer sales are recognized in accordance with Staff Accounting Bulletin No. 104 “Revenue Recognition in Financial Statements” (“SAB. No 104”) upon installation, provided that the collection of the resulting receivable is probable, there is a persuasive evidence of an arrangement, no significant obligations in respect of installation remain and the price is fixed or determinable. The Company does not grant a right of return.

Revenues from ink and other consumable products are generally recognized upon shipment assuming all other criteria have been met.

Revenues from services are comprised of maintenance and support arrangements. Revenues from maintenance and support arrangements are deferred and recognized on a straight-line basis over the term of the arrangement.

Value of trade-in transactions of the Company’s printers are recorded at fair value in accordance with APB 29, “Accounting for Non-monetary Transactions”, and EITF 01-2, “Interpretations of APB Opinion No. 29", when the cash consideration involved with such transactions is material.

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

Changes in the Group’s liability during the year are as follows:

	December 31,
	2003	2004

Balance at the beginning of the year	$1,327	$1,272
Utilization of warranties	(966)	(863)
Changes in liability for warranty during the year	911	694

Balance at the end of the year	$1,272	$1,103

n.	Research and development costs:

Research and development costs net of grants received are charged to the statement of operations as incurred.

o.	Government grants:

Royalty-bearing grants from the Government of Israel for funding approved research and development projects are recognized at the time the Company is entitled to such grants, on the basis of the costs incurred and included as a reduction in research and development costs. Research and development grants amounted to $ 1,449, $ 687 and $ 0 in 2002, 2003 and 2004, respectively. Total royalties expenses accrued or paid amounted to $ 180, $ 67 and $ 785 in 2002, 2003 and 2004, respectively and were recorded as part of the cost of revenues.

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

Changes in the Group’s valuation allowance are as follows:

Valuation Allowance for Deferred Tax Assets

Balance as of December 31, 2001	9,025
Provision	501

Balance as of December 31, 2002	9,526
Provision	15,982
Write-off	1,191

Balance as of December 31, 2003	26,699
Provision	(621)

Balance as of December 31, 2004	26,048

q.	Concentrations of credit risk:

Financial instruments that potentially subject the Group to concentrations of credit risk consist principally of cash and cash equivalents, short-term restricted cash, trade receivables, long-term trade receivables and restricted long-term bank deposits.

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

NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The trade receivables and the long-term trade receivables of the Group are derived mainly from sales to customers located primarily in the U.S. and Europe. Management believes that credit risks are moderated by the diversity of its end-customers and geographic sales areas. The Group performs ongoing credit evaluations of its customers’ financial condition. The Group does not require collateral from its customers. An allowance for doubtful accounts is determined with respect to specific debts that the Group has determined to be doubtful of collection and a general reserve. The allowance was determined principally on the basis of past collection experience applied to ongoing evaluations of the receivables and evaluations of the default risks of repayment.

Changes in the Group’s allowance for doubtful accounts are as follows:

Allowance for Doubtful Accounts

Balance as of December 31, 2001	3,922
Provision	2,881
Write-off, disposal, costs and other	(1,035)

Balance as of December 31, 2002	5,768
Provision	6,694
Write-off, disposal, costs and other	(7,499)

Balance as of December 31, 2003	4,963
Provision	6,266
Write-off, disposal, costs and other	(219)

Balance as of December 31, 2004	11,010

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

Severance expenses for the years ended December 31, 2002, 2003 and 2004 amounted to $ 716, $ 1,388 and $ 652, respectively.

NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

s.	Fair value of financial instruments:

The following methods and assumptions were used by the Group in estimating their fair value disclosures for financial instruments:

The carrying amounts of cash and cash equivalents, short-term restricted cash, trade receivables, other accounts receivable and prepaid expenses, short-term bank credit, current maturities of long-term loans, trade payables, trade payables to related parties, customer advances and other accounts payable and accrued expenses approximate their fair value, due to the short-term maturity of such instruments.

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

Advertising expenses are charged to the statement of operations, as incurred. Advertising expenses for the years ended December 31, 2002, 2003 and 2004 amounted to $ 261, $ 291 and $ 368, respectively.

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

Outstanding stock options and warrants have been excluded from the calculation of the diluted net loss per Ordinary share when such securities are anti-dilutive for all periods presented. The total weighted average number of shares related to the outstanding options and warrants excluded from the calculations of diluted net loss per share was 1,194,630, 1,446,455 and 2,177,587 for the years ended December 31, 2002, 2003 and 2004, respectively.

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

The Company adopted the disclosure provisions of Financial Accounting Standards Board Statement No. 148, “Accounting for Stock-Based Compensation – Transition and Disclosure” (“SFAS No. 148”), which amended certain provisions of SFAS 123 to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation, effective as of the beginning of the fiscal year. The Company continues to apply the provisions of APB No. 25, in accounting for stock-based compensation.

Pro forma information regarding net income and net earnings per share is required under Statement of Financial Accounting Standard No. 123 “Accounting for Stock-Based Compensation (“SFAS No. 123”) and has been determined as if the Company had accounted for its employee stock options under the fair value method of SFAS No. 123. The fair value for these options is amortized over their vesting period and estimated at the date of grant using a Black-Scholes Option Valuation Model with the following weighted-average assumptions for 2002, 2003 and 2004: risk-free interest rates of 2.0%, 3.2% and 3.25%, respectively; dividend yields of 0% for each year; volatility factors of the expected market price of the Company’s Ordinary shares of 0.78, 0.76 and 0.86, respectively; and an expected average life of the option of 2 years for each year.

NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The following table illustrates the effect on net loss and loss per share, assuming that the Company had applied the fair value recognition provision of SFAS 123 on its stock-based employee compensation:

	Year ended December 31,
	2002	2003	2004
	(as restated)

Net loss as reported	$(24,423)	$(27,191)	$(22,515)

Add: Stock-based compensation expense
determined under fair value method for all
awards	(614)	(327)	(673)

Pro forma net loss	$(25,037)	$(27,518)	$(23,188)

Earnings per share:
Basic and diluted net loss per share, as
reported	$(1.44)	$(1.57)	$(0.93)

Basic and diluted pro forma net loss per share	$(1.43)	$(1.59)	$(0.96)

The Company applies SFAS No. 123 and EITF 96-18 “Accounting for Equity Instruments That Are Issued to Other than Employees for Acquiring, or in Conjunction with Selling, Goods or Services” (“EITF 96-18”) with respect to options issued to non-employees. SFAS No. 123 requires use of an option valuation model to measure the fair value of the options at the grant date.

w.	Derivative activities:

The Company accounts for derivatives based on Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS No. 133”). SFAS No. 133 requires companies to recognize all of its derivative instruments as either assets or liabilities in the statement of financial position at fair value.

For derivative instruments not designated as hedging instruments, the gain or loss is recognized in financial expenses in current earnings during the period of change.

On June 28, 2002, the Company entered into call/put option agreement in the amount of approximately $ 10,000, to be executed on June 26, 2003. The gain (loss) that resulted was included in the statements of operations during 2002 and 2003, and was $ 221 and$ (5), respectively.

NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

x.	Reclassification:

Certain amounts from prior years have been reclassified to conform to the current year presentation. The reclassification had no effect on previously reported net loss, shareholders’ equity and cash flows.

y.	Impact of recently issued accounting standards:

In November 2004, the FASB issued Statement of Financial Accounting Standard No. 151, “Inventory Costs, an Amendment of ARB No. 43, Chapter 4.”. SFAS No. 151 amends Accounting Research Bulletin (“ARB”) No. 43, Chapter 4, to clarify that abnormal amounts of idle facility expense, freight handling costs and wasted materials (spoilage) should be recognized as current-period charges. In addition, SFAS 151 requires that the allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SAFS No. 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company does not expect that the adoption of SFAS No. 151 will have a material effect on its financial position or results of operations.

On December 16, 2004, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 123 (revised 2004), Share-Based Payment, which is a revision of FASB Statement No. 123, Accounting for Stock-Based Compensation. Statement 123(R) supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and amends FASB Statement No. 95, Statement of Cash Flows. Generally, the approach in Statement 123(R) is similar to the approach described in Statement 123. However, Statement 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. Early adoption will be permitted in periods in which financial statements have not yet been issued. The new standard will be effective for the Company in the first interim period beginning after January 1, 2006.

As permitted by Statement 123, the company currently accounts for share-based payments to employees using Opinion 25‘s intrinsic value method and, as such, generally recognizes no compensation cost for employee stock options. In addition, non-compensatory plans under APB 25 will be considered compensatory for FAS 123(R) purposes. Accordingly, the adoption of Statement 123(R)‘s fair value method will have a significant impact on the Company result of operations, although it will have no impact on the Company overall financial position. The impact of adoption of Statement 123(R) cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. However, had the Company adopted Statement 123(R) in prior periods, the impact of that standard would have approximated the impact of Statement 123 as described in the disclosure of pro forma net income and earnings per share in Note 2v to the consolidated financial statements.

In March 2005, the SEC staff issued Staff Accounting Bulletin No. 107 (SAB 107) to give guidance on implementation of SFAS 123R, which the Company plans to consider in implementing SFAS 123R.

NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 3:- OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,
	2003	2004

Government authorities	$1,657	$1,977
Participations and grants receivable	1,177	331
Employees	97	69
Advances to suppliers	273	253
Prepaid expenses	623	411
Other	1,973	355

	$5,800	$3,396

NOTE 4:- INVENTORIES

	December 31,
	2003	2004
	(as restated)

Raw materials	$11,917	$5,974
Work in-progress	172	3,579
Finished products	8,124	11,805

	$20,213	$21,358

NOTE 5:- LONG-TERM TRADE RECEIVABLES

The aggregate annual maturities of long-term trade receivables from the sale of products are as follows:

	December 31,
	2003	2004

First year (current maturities)	$956	$124
Second year	654	233
Third year	104	–

	1,714	357
Less - current maturities	956	124

	$758	$233

NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 6:- INVESTMENTS IN AN AFFILIATED COMPANY

Investment in NUR Pro Engineering:

	December 31,
	2003		2004

Equity, net (1)		$768	$–
Long-term loans (2)		280	–

Total investments in NUR Pro Engineering		$1,048	$–

(1) Net equity as follows:
Net equity as of purchase date	$	*) –	$–
Accumulated net earnings		308	–
Additional investment		460	–

		$768	$–

*)	Represents an amount lower than $ 1.

(2)	The Company granted NUR Pro Engineering loans as follows:

A loan in the amount of $ 175 linked to the U.S. dollar bearing annual interest at the rate of 3%. A maturity date has not yet been determined.

A loan in the amount of $ 100 denominated in NIS bearing no interest and to be repaid in 20 years.

As per the acquisition of the remaining 50% of NUR Pro Engineering’s shares by the Company refer to Note 1c.

NOTE 7:- RESTRICTED LONG-TERM BANK DEPOSITS

Restricted long-term bank deposits are maintained to secure rent and leasing obligations.

NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 8:- PROPERTY, PLANT AND EQUIPMENT

a.	Composition of property and equipment is as follows:

	December 31,
	2003	2004

Cost:
Machinery and equipment	$3,760	$1,767
Motor vehicles	2	26
Office furniture and equipment	7,051	7,543
Buildings (c)	1,392	1,493
Leasehold improvements	3,903	4,609

	16,108	15,438

Accumulated depreciation	10,024	10,689

Depreciated cost	$6,084	$4,749

b.	Depreciation expenses for the years ended December 31, 2002, 2003 and 2004, amounted to $ 2,860, $ 3,452 and $ 1,889 respectively. (As for impairment, see Note 2j).

As for floating lien, see Note 13c.

c.	Capital lease obligations

NUR Europe leases certain buildings under lease agreements which are recorded as capital leases. The related facilities are included in property, plant and equipment and depreciated accordingly.

The facilities cost and accumulated depreciation for the years ended December 31, 2003 and 2004 were $ 1,392, $ 1,493 and $ 81, $ 72, respectively.

NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 9:- TECHNOLOGY AND OTHER INTANGIBLE ASSETS, NET

Composition of technology and other intangible assets:

	December 31,
	2003	2004

Original amounts:
Technology (1)	$700	$700
Customer list (2)	272	272
Production Agreement (3)	–	504

	972	1,476

Accumulated amortization and impairment:
Technology	182	700
Customer list (2)	54	272
Production Agreement (3)	–	126

	236	1,098

Amortized cost	$736	$378

(1)	Resulting from the acquisition of Stillachem technology in 2001. The Stillachem technology was used until the second quarter of 2004 for ink production. From the second quarter of 2004, the Company uses a new technology for the production of ink and therefore the Company’s management has recorded an impairment on all of the outstanding balance.

(2)	Resulting from the acquisition of Nur Salsa in 2000. During 2004, the Company lowered its sales of the Salsa product significantly; therefore management has recorded an impairment on all of the outstanding balance.

(3)	Resulting from the acquisition of the remaining 50% of Nur Pro Engineering in 2004. This reflects the value of the production agreement of the Company’s printers. See Note 1c.

NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 10:- CREDIT AND LOANS

	Linkage terms	Interest rate		December 31.
		2003	2004	2003	2004
		%

			LIBOR +
Short-term bank loans and		LIBOR +	2.25 -
credits (1)	U.S. dollar	2.75	2.75	$14,223	$33,304
			LIBOR +
Short-term bank credit	Euro	4.50	2.5 - 2.75	881	9,131

				$15,104	$42,435

(1)	On June 30, 2005, the Lender Banks agreed to waive principal payments until January 1, 2006. As discussed in Note 1b, in light of the uncertainties, long-term bank loans in the amount of $ 28,912 (as of December 31, 2004) are presented as short-term bank loans (see also Note 11(e)).

The weighted average interest rate as of December 31, 2003 and 2004 was 3.77% and 4.9%, respectively.

As of December 31, 2004, the total authorized credit line of the Company is $ 15,165, of which an amount of $ 12,557 was utilized by way of short term loan and credit and $ 735 in guarantees.

As of December 31, 2004, the total authorized credit line of NUR Europe is € 2,035 thousand ($ 2,768), of which an amount of € 710 thousand ($ 966) was utilized.

As for guarantees and liens of certain subsidiaries refer to Note 14(e).

NOTE 11:- LONG-TERM LOANS

a.	Composed as follows:

	Linkage terms	Interest rate		December 31.
		2003	2004	2003	2004
		%

		LIBOR +
From banks	U.S. dollar	2.25 - 2.5	–	$30,197	$–
From leasing companies	Euro	4.95	4.95	646	1,181

				30,843	1,181
Less - current maturities				862	117

				$29,981	$1,064

NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:- LONG-TERM LOANS (Cont.)

b.	The aggregate annual maturities of long-term loans are as follows:

	December 31,
	2003	2004(*)

First year (current maturities)	$862	$117

Second year	6,106	130
Third year	23,875	130
Fourth year	–	130
Fifth year	–	130
Sixth year and thereafter	–	544

	29,981	1,064

	$30,843	$1,181

(*)	As to the classification of long-term loans to short term loans see Notes 10 and 11(e).

c.	Convertible loan agreement:

In July 2003, the Company entered into a Convertible Loan Agreement (“the Agreement”) with certain existing shareholders (“the Lenders”), according to which the Company was entitled to receive up to a maximum possible loan (“the Loan”) amount of $ 3,500. In 2003 and 2004, the Company received amounts of $ 2,000 and $ 1,500 from the Lenders, on account of the Loan, respectively. The Loan is to be repaid after three and one-half years, unless converted into Ordinary shares by the Lenders or a defined event triggering early repayment is met. The Loan bears interest at a rate of 12% per annum. Furthermore, the Loan’s principal and interest may be converted by the Lenders into Ordinary shares of the Company at any time during the loan term, at a conversion price of $ 0.62 per Ordinary share (“the Conversion Price”).

Warrants exercisable for purchase of up to 1,076,922 of the Company’s Ordinary shares (“the warrants”) were also issued to the Lenders (based on such loan amounts, divided by the Conversion Price). The warrants are exercisable at a price per Ordinary share of $ 0.52, at any time until October 2008. As of December 31, 2004, the Lenders exercised 57,692 warrants into 43,460 Ordinary shares.

The fair value of the warrants amounted to $ 711. However, for accounting purposes, in accordance with APB No. 14, “Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants” (“APB No. 14”), the net proceeds received from the Lenders has been allocated between the Loan and the warrants, resulting in a value ascribed to the warrants in the amount of $466.

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

In connection with the issuance of the Loan and Warrants, the Company has applied EITF 00-27, “Application of Issue No. 98-5 to Certain Convertible Instruments,” which resulted in the recognition of $ 676 related to the beneficial conversion feature on the Loan, because the effective Conversion Price of the convertible debt was less than the fair value of the Ordinary shares on the date of issuance, which is also the commitment date. As of December 31, 2003, the entire amount was recorded as financial expenses.

As part of the Agreement, the placement agent of the Loan was granted with warrants exercisable for the purchase of up to 112,903 of the Company’s Ordinary shares. The placement agent’s warrants are exercisable at a price per Ordinary share of $ 0.62, at any time until March 2009.

As of December 31, 2003, the Loan was converted into Ordinary shares by the Lenders and recorded as receipts of $2,000 on account of 3,225,805 shares, net of issuance expenses of $ 133. On March 31, 2004, the remaining $ 1,500 of the Loan was paid by the Lenders on account of issuance of 2,419,355 Ordinary shares underlying the conversion of the Loan.

d.	Rescheduling and Warrants agreement with Banks:

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

The Company recorded compensation of approximately $ 494, which is being amortized from March 2003 and is included in financial expenses. For the year ended December 31, 2003 and 2004, the Company recorded $ 92 and $ 198, respectively, in financial expenses. This transaction was accounted for in accordance with APB No.14, “Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants” (“APB 14”).

The fair value of the warrants was estimated at the grant date using a Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 3.2%, dividend yield of 0%, volatility factors of the expected market price of the Company’s Ordinary shares of 0.76 and a contractual life of four years.

NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:- LONG-TERM LOANS (Cont.)

e.	Covenants:

During 2003, the Company did not comply with certain terms of the covenants set under their loan agreements with the banks. The Company received from the banks written waivers, under which the banks agreed, not to act upon their contractual rights on the Company’s abovementioned default.

In February 2004, the Company signed new agreements with the banks, according to which new covenants were determined. The new covenants are as follows:

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

During 2004, the Company did not comply with certain terms of the covenants. On June 30, 2005 the Company reached a new agreement (“the New Agreement”) with its Lender Banks to give waivers of default and the outstanding bank debt is currently not subject to acceleration. Following the New Agreement new covenants were determined. The new covenants are as follows:

1.	The Lender Banks shall waive the non-performance by the Company of the financial covenants of prior facility agreements (“the Facility Agreements”), for all of previous periods ending March 31, 2005 (including the repayment provisions resulting from the non-performance by the Company of such financial covenants prior to March 31, 2005).

2.	The total revenue of the Company for each of the quarters ending June 30, 2005, September 30, 2005 and December 31, 2005, as reported in each of the respective quarterly consolidated financial statements of the Company, shall not be less than $ 16,000.

3.	The operating loss of the Company for each of the quarters ending on June 30, September 30, 2005, and December 31, 2005, as reported in the consolidated financial statements of the Company for each respective quarter, shall not be greater than $ 2,000.

NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:- LONG-TERM LOANS (Cont.)

4.	For each of the quarters ending on June 30, 2005, September 30, 2005 and December 31, 2005, the inventory balance of the Company, as reported in the respective consolidated financial statements of the Company, shall not be less than $ 14,000.

5.	For each of the quarters ending on June 30, 2005, September 30, 2005 and December 31, 2005, the accounts receivable balance of the Company, as reported in the respective quarterly consolidated financial statements of the Company, shall not be less than $ 7,000.

Unless in a case of a breach by the Company of any of its obligations hereunder, the Company shall not be obligated to repay to the Lender Banks any amounts on account of principal that are due and payable under the Facility Agreements until January 1, 2006. The Loans are repayable in January 2006. The Company intends to negotiate with the Lender Banks, new payment terms for the year 2006 and thereafter. There can be no assurance that such agreement can be concluded. In such event the Lender Banks shall have the right to call for the entire debts.

A breach by the Company of any of its obligations abovementioned, shall entitle the Lender Banks to immediately, at its sole discretion, declare the New Agreement, or any of the provisions stipulated by it as immediately being null and void and to exercise all or any of its rights and remedies under the Facility Agreements and/or under any law.

In any case of a breach by the Company, including non-achievement by the Company of any of the new financial covenants (i) the Company shall repay all amounts then owing under any or all documentation between the Company and the Lender Banks, to the Lender Banks and (ii) the Lender Banks shall be entitled to exercise any and all rights set forth in any or all documentation between the Lender Banks and the Company.

As discussed in Note 1b, in light of the uncertainties, long-term bank loans in the amount of $ 28,912 (as of December 31, 2004) are presented as short-term bank loans.

NOTE 12:- OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	December 31,
	2003	2004
	(as restated)

Employees and payroll accruals	$3,391	$3,074
Government Authorities	766	371
Royalties payable	1,322	1,922
Deferred income	2,509	4,330
Warranty	1,272	1,103
Accrued expenses	1,618	3,425

	$10,878	$14,225

NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:- COMMITMENTS AND CONTINGENT LIABILITIES

a.	Operating lease commitments:

The Company and most of its subsidiaries rent their facilities under various operating lease agreements, which expire on various dates, the latest of which is in 2011. The minimum rental payments under non-cancelable operating leases are as follows:

Year ended December 31,

2005	$4,106
2006	2,003
2007	971
2008	379
2009	374
2010 and thereafter	643

$8,476

Total lease expenses for the years ended December 31, 2002, 2003 and 2004, were $ 1,570, $ 1,654 and $ 1,835, respectively.

b.	Royalty commitments:

1.	The Company entered into several project plans with the Office of the Chief Scientist of Israel’s Ministry of Industry and Trade (“OCS”). The Company has an obligation to pay royalties at the rate of 2%-3% of the sales derived from the applicable products developed within the framework of such research and development projects, up to an amount equal to 100% – 150% of the grant received, linked to the U.S. dollar and for grants received after January 1, 1999, accrued for interest at the rate of LIBOR. The Company has no obligation to repay this amount if sales are not sufficient to satisfy the royalty obligations. The Company disputes the OCS’ claim for payment of certain royalties, see Note 13d.

In addition, NUR Media Solutions has an obligation to pay royalties at rates of 3%-6% on the sales of products developed with funds provided by the Government of Belgium, up to an amount equal to the research and development grants received in connection with such products, linked to the Euro.

Total royalties paid amounted to $ 67, $ 675 and $ 489 for the years ended December 31, 2002, 2003 and 2004, respectively.

As of December 31, 2004, the Company and NUR Media Solutions have no contingent obligation to pay royalties.

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

As of December 31, 2004, the Company has a contingent obligation to pay royalties in the amount of $ 937.

c.	Charges and guarantees:

1.	As collateral for its liabilities to the banks, the Company recorded fixed charges on its share capital, as well as a floating lien on all of its assets.

d.	Litigations:

1.	In August 2001, a client of NUR Europe filed a lawsuit against NUR Europe in the amount of € 920. NUR Europe filed a counter claim. In April 2004 the court denied the client’s claims and the client appealed that judgment. Based on management’s estimate and the opinion of its legal counsel, the Company did not record any provision in respect of this claim.

2.	During 2002, the Company filed three lawsuits against customers of NUR Shanghai. As a result, the customers filed lawsuits against NUR Shanghai, in the amount of $ 392. Based on the opinion of its legal counsel and management’s opinion, management did not record any provision with respect to these claims.

3.	During 2003, a former supplier filed a lawsuit against NUR Media Solutions, in the amount of € 943 in connection with a disputed supply agreement. Based on the opinion of its legal counsel and management’s opinion, management recorded in 2004 a provision in the amount of $ 600 with respect to this claim.

4.	In February 2004, the Company received a demand letter from the OCS claiming that the Company’s outstanding liability for royalties to the OCS in connection with the sale of NUR Fresco printers aggregates to $ 750. The Company responded to the demand letter by denying the OCS’ claims. On February 2005 the Company filed a lawsuit against the OCS in an amount of $ 250 and requested the court to determine that it is not under an obligation to the royalties demanded by the OCS. The Company and the OCS reached a procedural agreement whereby NUR deposited with the court a bank guarantee in the amount of approximately $ 450 securing the disputed amount and undertook to place by October 2005 an additional bank guarantee of approximately $ 350. Based on management’s estimate and the opinion of its legal counsel, the Company recorded in 2004 a provision in an amount of $ 785 in respect of this dispute.

NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 14:- TRANSACTIONS AND BALANCES WITH RELATED PARTIES

a.	A company wholly-owned by the Company’s former CEO rendered services to certain subsidiaries. The Group’s expenses during the years 2003 and 2004 in respect of such services amounted to $ 70 and $ 12, respectively.

b.	As for loans to an affiliated company, see Note 6.

c.	In February 2002, the Company signed a service agreement with the former Chairman of the Board of Directors for an annual fee of $ 125, which is payable by the issuance of Ordinary shares of the Company. In 2002, 2003 and 2004, in respect of this agreement, 70,773, 184,754 and 131,290 Ordinary shares were issued, respectively. The number of Ordinary shares that were issued was calculated by dividing $ 31 which represents its quarterly fee, by the average closing price of the Ordinary shares in the last five trading days of the relevant calendar quarter.

d.	In October 2003, the Company entered into an engagement agreement with a certain law firm, that is owned, among others, by the brother of the Company’s CEO. Under the engagement agreement, the law firm represented the Company in litigations against third parties and provided legal services as needed in Israel and in Belgium. The aggregate consideration for the services provided to the Company and its subsidiaries by the law firm amounted to approximately $ 220 and $ 120 in 2003 and 2004, respectively. During 2004 the Company’s audit committee and Board of Directors reviewed, ratified and approved the terms of the engagement agreement.

NOTE 15:- SHAREHOLDERS’ DEFICIENCY

a.	The Ordinary shares of the Company are currently traded on the over-the-counter market in the so called “pink sheets as from May 2005, as a result of the Company’s non compliance with Nasdaq minimum stockholders’ equity listing requirements.

b.	Shareholders’ rights:

Ordinary shares confer upon their holders voting rights, the right to receive dividends and the right to share in excess assets upon liquidation of the Company.

c.	On March 31, 2004, the Company effected a private offering of its securities in which the Company issued 2,586,140 Ordinary shares of NIS 1 par value each in consideration of $ 3,000 (excluding issuance expenses).

In addition, as part of the share purchase agreement, the Company issued to the investors warrants exercisable into an aggregate of 646,542 Ordinary shares. The warrants are exercisable at a price per Ordinary share of $ 1.54, at any time until March 2009.

NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 15:- SHAREHOLDERS’ DEFICIENCY (Cont.)

The Company granted to the placement agent of the private placement warrants exercisable into 129,310 Ordinary shares. Those warrants will be exercisable until March 2009 at $ 1.16 per Ordinary share.

d.	Stock Option Plans:

1.	In October 1995, the Company’s Board of Directors adopted a Flexible Stock Incentive Plan (“1995 Plan”). The Stock Incentive Plan provides for grants of stock options to the Company’s employees and outside consultants. An aggregate amount of not more than 500,000 stock options are available for grant under the Stock Incentive Plan. Of such amount, (i) not more than 414,768 options are available for grant as stock options on the basis of future services (“service options”), (ii) not more than 18,232 options may be granted as stock options on the basis of performance (“performance options” – as of December 31, 2004 there are no outstanding performance options) and (iii) not more than 67,000 options may be granted as stock options to consultants on the basis of service or performance in respect of the public offering (“consultant options”).

The service options usually vest over a four-year period with an exercise price of not less than 80% of the fair market value of the Ordinary shares at the date of grant (as defined in the stock incentive plan).

Consultant options usually vest immediately based on past services rendered as the board determines. The options expire usually after 10 years from the date of grant.

In October 1997, the Company adopted an additional stock option plan. According to that option plan, 1,200,000 options will be granted to the Company and its subsidiaries’employees, directors and consultants. In October 1998 and August 1999, the Company and its subsidiaries’ shareholders approved the increase in the number of options available for grant by 500,000, and 500,000 options, respectively. The options usually vest over a three-year period with an exercise price of not less than 80% of the fair market value of the Ordinary shares at the date of grant (as defined in the stock option plan). Each option usually expires after 10 years from the date of grant.

In December 1998, the Company’s shareholders approved the non-employee director stock option plan (“1998 plan”) according to which 250,000 options are available for grant with an exercise price of the average of the closing bid and sale price at the issuance date. Each option is vested immediately and will expire after 10 years.

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

NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 15:- SHAREHOLDERS’ DEFICIENCY (Cont.)

In November 2003, the Company decided to terminate the 1995 and 1997 plans and to increase the number of Ordinary shares authorized to be issued under the 2000 plan by 497,590 options which reflects the aggregate amount that was outstanding under these plans.

In October 2004, the Company’s shareholders approved the increase in the number of options available for grant under the 2000 plan by 500,000.

During 2002, 2003 and 2004, the Company granted to directors (including the Chairman of the Board of Directors) 10,000, 27,501 and 46,667 options, respectively.

Under the Company’s 1995, 1997, 1998 and 2000 plans, the Company reserved for issuance 466,739, 1,735,671, 250,000 and 2,997,590 Ordinary shares, respectively. As ofDecember 31, 2004, 0, 0, 45,832, and 489,139 options, respectively, are still available for future grants under these plans. Any options, which are cancelled or forfeited before expiration, become available for future grant.

2.	A summary of the Company’s share option activity through December 31, 2004 for the Plans is as follows:

	Options outstanding
	Number of options	Weighted average exercise price

Balance as of January 1, 2002	2,112,167	$5.41

Options granted	1,591,800	$1.12
Options forfeited or cancelled	(1,701,115)	$5.94

Balance as of December 31, 2002	2,002,852	$1.55

Options granted	1,363,001	$1.06
Options exercised	(73,668)	$0.73
Options forfeited or cancelled	(630,475)	$1.72

Balance as of December 31, 2003	2,661,710	$1.22

Options granted	1,246,367	$0.98
Options exercised	(344,884)	$0.72
Options forfeited or cancelled	(326,159)	$1.70

Balance as of December 31, 2004	3,237,034	$1.11

The number of options exercisable as of December 31, 2002, 2003 and 2004 was 1,388,501, 1,244,878 and 1,370,022, respectively.

NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 15:- SHAREHOLDERS’ DEFICIENCY (Cont.)

The weighted average exercise price of options exercisable as of December 31, 2002, 2003 and 2004 is $ 1.66, $ 7.52 and $ 1.33, respectively.

3.	The options outstanding as of December 31, 2004 have been separated into ranges of exercise price, as follows:

Range of exercise price	Options outstanding as of December 31, 2004	Weighted average remaining contractual life	Weighted average exercise price	Options exercisable as of December 31, 2004	Weighted average exercise price of exercisable options
$		Years

0.37-0.69	705,834	8.29	$0.44	327,806	$0.43
0.72-0.80	390,317	7.82	$0.72	370,151	$0.72
0.85-1.40	1,639,549	6.34	$0.98	420,062	$1.06
1.63-1.88	372,334	8.97	$1.66	123,503	$1.65
1.94-2.75	43,000	3.05	$2.23	43,000	$2.23
3.20-4.67	21,500	6.62	$4.57	21,000	$4.60
5.00-7.00	26,100	4.51	$6.65	26,100	$6.65
7.50-13.5	38,400	5.78	$10.63	38,400	$10.63

	3,237,034		$1.11	1,370,022	$1.33

4.	Weighted-average fair values and exercise price of options on dates of grant are as follows:

	For exercise prices on the date of grant that
	Equal market price		Exceed market price		Are less than market price
	2003	2004	2003	2004	2003	2004

Weighted average
exercise prices	$0.61	$0.98	$1.62	$–	$0.06	$–

Weighted average
fair value on
grant date	$0.48	$0.48	$1.27	$–	$0.08	$–

NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 15:- SHAREHOLDERS’ DEFICIENCY (Cont.)

e.	The Company’s outstanding warrants as of December 31, 2004, are as follows:

Issuance date	Number of warrants issued	Exercise price per share	Warrants exercisable	Expiration date
		$

December 1997	50,000	1.00	50,000	December 2005

September 2000	37,411	13.36	37,411	September 2005
January 2002	612,500	4.50	612,500	January 2006
February 2002	120,000	5.00	120,000	February 2006
November 2002	11,000	0.78	11,000	November 2006
March 2003	240,000	0.34	240,000	March 2007
June 2003	27,000	0.72	27,000	June 2007
August 2003	953,000	0.62	953,000	August 2007
October 2003	1,019,230	0.52	1,019,230	October 2008
March 2004	646,542	1.54	646,542	March 2009
March 2004	112,903	0.62	112,903	March 2009
March 2004	129,310	1.16	129,310	March 2009

	3,958,896		3,958,896

f.	Dividends:

In the event that cash dividends are declared in the future, such dividends will be paid in NIS.

A dividend paid to shareholders outside Israel will be converted into dollars, on the basis of the exchange rate prevailing at the date of payment. The Company does not intend to pay cash dividends in the foreseeable future.

NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 16:- TAXES ON INCOME

a.	Tax benefits under the Israeli Law for the Encouragement of Capital Investments, 1959 (the “law”):

Certain of the Company’s production facilities have been granted the status of “Approved Enterprise” under the law, for three separate investment plans.

According to the provisions of this law, the Company elected to enjoy “alternative benefits” which provide tax benefits in exchange for waiver of grants. Accordingly, the Company’s income from the “Approved Enterprise” will be tax-exempt for a period of 2, 4 and 4 years, for the first, second and third plan, respectively, commencing with the year it first earns taxable income. Based on the percentage of foreign ownership of the Company, income derived during the remaining periods of five, three and three years, respectively of benefits is taxable at the rate of 15%.

The period of tax benefits detailed above is subject to limits of 12 years from the commencement of production, or 14 years from receiving the approval, whichever is earlier. Given the abovementioned conditions, the period of benefits for the first and second plans commenced in 1994 and 1999, respectively. The first plan was terminated in 2001 and the second plan was terminated in 2004. The period of benefits for the third plan has not yet commenced.

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

The tax-exempt profits earned by the Company’s “Approved Enterprise” can be distributed to shareholders, without imposing a tax liability on the Company, only upon the complete liquidation of the Company. If these retained tax-exempt profits are distributed in a manner other than upon the complete liquidation of the Company, they would be taxed at the corporate tax rate applicable to such profits as if the Company had not elected the alternative tax benefits (currently – 15%-20% for an “Approved Enterprise” based on the percentage of foreign ownership of the Company).

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

Income from sources other than the “Approved Enterprise” during the benefit period will be subject to tax at the regular corporate tax rate of 35%. The regular corporate tax rate is to be gradually reduced to 30% by 2007 (34% in 2005, 32% in 2006 and 30% in 2007).

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

The Company is an “industrial company”, as defined by this law and, as such, is entitled to certain tax benefits, including accelerated rates of depreciation, in accordance with regulations published under the inflationary adjustments law. The Company is also entitled to claim public issuance expenses and patent amortization costs from its taxable income in three and eight equal annual installments, respectively.

NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 16:- TAXES ON INCOME (Cont.)

d.	Theoretical tax expense:

A reconciliation of the theoretical tax expense, assuming all income is taxed at the statutory rate applied to corporations in Israel and the actual tax expense, is as follows:

		Year ended December 31,
		2002	2003	2004
		(as restated)

	Loss before taxes on income	$(24,389)	$(26,000)	$(22,496)

	Statutory tax rate	36%	36%	35%

	Theoretical taxes on income (tax benefit)	$(8,780)	$(9,360)	$(7,874)
	Increase (decrease) in taxes:
	Approved enterprise	1,179	57	2,897
	Reduced statutory tax rate of a subsidiary	402	(506)	201
	Non-deductible and other expenses	248	82	1,390
	Carryforward loss, generated during the year
	for which a valuation allowance was
	provided	6,985	10,918	3,405

	Actual tax expense	$34	$1,191	$19

e.	Taxes on income (benefit) included in the
	statements of operations:

	Current:
	Domestic	$–	$(450)	$19
	Foreign	77	52	–

		77	(398)	19

	Deferred:
	Domestic	(43)	1,589	–

		$34	$1,191	$19

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

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Groups’ deferred tax assets are as follows:

	December 31,
	2003	2004
	(as restated)

Deferred tax asset:
Net operating losses and deductions carryforward	$26,614	$25,960
Others	85	88

Net deferred tax assets before valuation allowance	26,699	26,048

Valuation allowance (1)	(26,699)	(26,048)

Net deferred tax assets	$–	$–

(1)	The Group has provided valuation allowances in respect of deferred tax assets resulting from tax losses carryforward and other temporary differences. Management currently believes that since the Company has a history of losses it is more likely than not that the deferred tax regarding all loss carryforwards will not be utilized in the foreseeable future.

g.	Carryforward tax losses and deductions:

As of December 31, 2004, the Company had available carryforward tax losses and deductions aggregating to approximately $ 20,000.

Additional carryforward losses of NUR America and NUR Salsa, in the amount of approximately $ 30,053, which is located in the U.S., will expire in 2021. Utilization of U.S. net operating losses may be subject to substantial annual limitation due to the “change in ownership provision of the Internal Revenue Code of 1986” and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

NUR Asia Pacific and NUR Shanghai had available carryforward losses as of December 31, 2004 aggregating to approximately $ 15,881, which have no expiration date.

NUR Japan had available carryforward losses as of December 31, 2004 aggregating to approximately $ 213, which expire in 2007.

NUR Europe and NUR Media Solutions had available carryforward losses as of December 31, 2004 aggregating to approximately $ 18,564, which have no expiration date.

NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 16:- TAXES ON INCOME (Cont.)

h.	Loss before income taxes consists of the following:

	Year ended December 31,
	2002	2003	2004
	(as restated)

Domestic	$(3,834)	$(572)	$(8,726)
Foreign	(20,555)	(25,428)	(13,770)

	$(24,389)	$(26,000)	$(22,496)

NOTE 17:- MAJOR CUSTOMERS AND GEOGRAPHIC INFORMATION

a.	Summary information about geographic areas:

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

The following table presents total revenues and long lived assets for the years ended December 31, 2002, 2003 and 2004 and as of December 31, 2002, 2003 and 2004, respectively:

	2002		2003		2004
	Total revenues	Long- lived assets	Total revenues	Long- lived assets	Total revenues	Long- lived assets
	(As restated)		(As restated)

Israel	$355	$4,175	$925	$4,169	$31	$3,383

Asia	16,139	728	10,709	143	11,451	90

China	4,436	493	51	–	–	–

America	27,324	3,974	17,268	361	25,809	207

Europe	33,451	3,060	38,460	2,147	38,398	1,447

Other	3,181	–	1,301	–	1,034	–

	$84,886	$12,430	$68,714	$6,820	$76,723	$5,127

NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 17:- MAJOR CUSTOMERS AND GEOGRAPHIC INFORMATION (Cont.)

b.	Product lines:

Total revenues from external customers distributed on the basis of the Company’s product lines are as follows:

	Year ended December 31,
	2002	2003	2004
	(as restated)

Printers	$42,816	$39,030	$44,754
Ink	21,904	17,637	18,379
Substrates	10,418	2,321	1,749
Others	9,748	9,726	11,841

	$84,886	$68,714	$76,723

c.	Major customer data as a percentage of total revenues:

The Group does not have any major customer that represents 10% or more of the consolidated revenues for 2002, 2003 and 2004.

NOTE 18:- SELECTED STATEMENTS OF OPERATIONS DATA

a.	Research and development expenses, net:

		Year ended December 31,
		2002	2003	2004

	Research and development expenses	$9,191	$7,233	$8,008
	Less - participation of the Israeli and Belgian
	governments in research and development projects	1,449	687	–

		$7,742	$6,546	$8,008

b.	Financial expenses:

	Expenses:
	Interest on short-term bank credit and charges	$(2,710)	$(2,772)	$(1,984)
	Interest on long-term loans	(54)	–	(1,195)
	Foreign currency translation differences (1)	(683)	(2,673)	(3,912)

		(3,447)	(5,445)	(7,091)

	Income:
	Interest on bank deposits and other	167	490	–
	Foreign currency translation differences (1)	1,958	2,798	3,904

		2,125	3,288	3,904

		$(1,322)	$(2,157)	$(3,187)

(1)	Include losses from non-hedging forward and option contracts (See Note 2w).

NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 19:- SUBSEQUENT EVENTS (UNAUDITED)

On December 29, 2004 the Company reached an agreement with Inspire Investments Ltd. (“Inspire”) regarding an investment by Inspire of $10 million in the Company (“the Investment Agreement”). The consummation of the Investment Agreement was conditioned, among other things, upon Inspire’s completion of its due diligence review.

As a pre-condition to entering into the agreement Inspire required, among others, that the Company will enter into a debt restructuring agreement with the Lender Banks and that a substantial part of the holdings of Dan Purjes, a former director and former chairman of the Board of directors and the largest shareholder of the Company, will be voted with Inspire under an irrevocable proxy.

The Company negotiated a voting agreement, with Dan Purjes. On January 23, 2005, the Company entered into a voting agreement (“the Voting Agreement”) coupled with an irrevocable proxy, with Dan Purjes. Further to conversations between representatives of the Company and the NASDAQ, the Company and Dan Purjes entered into a voting trust agreement (“the Voting Trust Agreement”) as of March 7, 2005 that amended, superseded and suspended the Voting Agreement. The Company granted Dan Purjes a five year warrant to purchase 3,000,000 Ordinary shares at an exercise price of $ 0.75 per share. On May 16, 2005, the Company’s shares were delisted from the NASDAQ SmallCap Market since the Company has failed to maintain the minimum listing requirements and as a result the Voting Trust Agreement was automatically terminated and converted into the Voting Agreement.

On March 21, 2005 the Company has also reached a debt restructuring agreement with the Lender Banks (“the Restructuring Agreement”), providing for the conversion of $ 15,000 of the Company’s outstanding debt into equity and for the rescheduling of the Company’s remaining $ 28,000 outstanding debt and the replacement of the financial ratios governing the debt agreements with the Lender Banks. The Restructuring Agreement was conditioned upon the closing of the Investment Agreement.

On June 16, 2005, the Company was notified by Inspire that it had terminated the Investment Agreement claiming that they were not satisfied with the due diligence results. As a result of Inspire terminating the Investment Agreement, the Restructuring Agreement with the Lender Banks was terminated. Following the termination of the agreements above-mentioned the company and the Lender Banks signed on June 30, 2005 the New Agreement (see Note 1b and 11e).