Form 20-F/A
period 2004-12-31
NUR MACROPRINTERS LTD
filed 2006-03-13
CIK 946394

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F/A
Amendment No. 1

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

Item 17 ☐ Item 18 ☒

EXPLANATORY NOTE

         This Amendment no. 1 to the Annual Report on Form 20-F for the year ended December 31, 2004, of NUR Macroprinters Ltd. (the “Company”) includes restated consolidated financial statements and related information for the years 2003 and 2004 that reflect accounting for a convertible loan and warrant agreement dated as of July 30, 2003 with several investors and the then controlling shareholder as a loan commitment rather than the issuance of a convertible loan with detachable warrants.

         It should be noted that the U.S. GAAP consolidated balance sheets, consolidated statements of operations, changes in shareholders’ equity (deficiency), consolidated statements of cash flows for the years ended December 31, 2003 and 2002 and the consolidated balance sheet as of December 31, 2003, including the applicable notes thereto, contained in “Item 18: Financial Statements” of our Annual Report on Form 20-F (and as included in this Amendment no. 1) were restated from the financial statements previously presented as a result of the implementation of a new revenue recognition policy and a deferred tax valuation with respect to 2003. The financial information for the years ended December 31, 2001 and 2000 were not restated due to the fact that the restatement of these financial statements on an audited or unaudited restated basis could not be accomplished without unreasonable effort or expense. NUR has not amended, and does not intend to amend, its previously filed annual reports on Form 20-F for the years affected by the restatements that ended prior to December 31, 2004. For this reason, those prior annual reports and consolidated financial statements, auditors’ reports and related financial information for the affected years contained in such reports should no longer be relied upon. For a description of the restatement included in our Annual Report of Form 20-F and as included in this Amendment no. 1, see “Item 5.A: Certain Critical Accounting Policies” and Note 1(g) “Restatement of financial statements” contained in the notes to the audited U.S. GAAP consolidated financial statements included herein.

         This Amendment is not intended to revise other information presented in our Annual Report on Form 20-F for the fiscal year ended December 31, 2004 as originally filed. This Amendment does not reflect events occurring after the filing of the original Form 20-F and does not modify or update the disclosure other than as required to reflect the amendments discussed above. As a result, this Amendment no. 1 continues to speak as of July 15, 2005. However, readers should note that this Amendment no. 1 and the Financial Statements included as Item 18 reflect as subsequent events the closing, on October 31, 2005, of an investment by a group of investors led by Fortissimo Capital of $12 million, the restructuring of NUR’s outstanding bank debt, the compliant that was filed against NUR by Dan Purjes, NUR’s former chairman and then largest shareholder, a settlement agreement entered between NUR and the Office of the Chief Scientist and a judgment rendered against a subsidiary in favor of Julius Heywinkel GmbH. These events are more fully described in the proxy statement that was mailed to shareholders on or about October 3, 2005, which proxy statement was furnished to the Securities and Exchange Commission on a Form 6-K on October 14, 2005 and on subsequent Forms 6-K filed on September 13, 2005, October 31, 2005, November 1, 2005, February 13, 2006 and March 9, 2006.

FORWARD-LOOKING STATEMENTS

        In addition to historical information, this annual report on Form 20-F contains forward-looking statements. Some of the statements under “Item 3.D: Risk Factors,” “Item 5: Operating and Financial Review and Prospects,” “Item 4: Information on NUR” and elsewhere in this report, constitute forward-looking statements. These statements relate to future events or other future financial performance, and are identified by terminology such as “may,” “will,” “should,” “expect,” “scheduled,” “plan,” “intend,” “anticipate,” “believe,” “estimate, “aim,” “potential,” or “continue” or the negative of those terms or other comparable terminology. These forward-looking statements are subject to certain risks, uncertainties and assumptions about us that could cause actual results to differ materially from those reflected in the forward-looking statements. These forward-looking statements are based, among other things, on assumptions in connection with:

—	the price and market liquidity of our ordinary shares;

—	our ability to attain necessary working capital;

—	the growth of the market for wide format and super wide format digital printing systems;

—	the market demand for our products;

—	our ability to retain key technical and management personnel;

—	our ability to retain our current suppliers and subcontractors;

—	the possibility of future litigation; and

—	our future performance, sales, gross margins, expenses (including stock-based compensation expenses) and cost of revenues.

         Assumptions relating to the foregoing involve judgment with respect to, among other things, future economic, competitive and market conditions, and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. In light of the significant uncertainties inherent in the forward-looking information included herein, the inclusion of such information should not be regarded as a representation by us or any other person that our objectives or plans will be achieved. Factors that could cause actual results to differ from our expectations or projections include the risks and uncertainties relating to our business described in this annual report under “Item 3.D: Risk Factors”, “Item 5: Operating and Financial Review and Prospects” and elsewhere in this Annual Report. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management’s analysis as of the date hereof. We undertake no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof, except as required by applicable law. In addition to the disclosure contained herein, readers should carefully review any disclosure of risks and uncertainties contained in other documents that we file from time to time with the Securities and Exchange Commission.

PART I

ITEM 1: Identity of Directors, Senior Management and Advisors

         Not Applicable.

ITEM 2: Offer Statistics and Expected Timetable

         Not Applicable.

ITEM 3: Key Information

        Not Applicable except for Items 3.A and 3.D, which are detailed below.

A.	Selected Financial Data

         The U.S. GAAP consolidated balance sheets, consolidated statements of operations, changes in shareholders’ equity (deficiency), consolidated statements of cash flows for the years ended December 31, 2004, 2003 and 2002 and the consolidated balance sheet as of December 31, 2003, including the applicable notes thereto, contained in “Item 18 – Financial Statements” of this annual report on Form 20-F have been restated from those financial statements previously presented as a result of the implementation of a new revenue recognition policy, deferred tax valuation with respect to 2003 and revised accounting for the $3.5 million convertible loan commitment of July 2003 from several investors, including NUR’s former chairman and then largest shareholder, Dan Purjes, with respect to 2003 and 2004. The financial information for the years ended December 31, 2001 and 2000 have not been restated due to the fact that the restatement of these financial statements on an audited or unaudited restated basis cannot be accomplished without unreasonable effort or expense.

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

         As indicated in the explanatory note above, the financial data for the years 2002, 2003 and 2004 have been restated as a result of the implementation of a new revenue recognition policy, a deferred tax valuation for 2003 and revised accounting for the $3.5 million convertible loan commitment of July 2003 from several investors, including NUR’s former chairman and then largest shareholder, Dan Purjes, with respect to 2003 and 2004. Pursuant to Item 3.A.1 of Form 20-F, selected financial data as of and for the years ended December 31, 2000 and 2001 have been omitted because such information cannot be provided on an audited or unaudited restated basis without unreasonable effort or expense. We believe that preparation of such information would involve unreasonable effort or expense because (1) certain of NUR’s offices have been moved, resulting in significant personnel turnover and (2) certain subsidiaries that were relevant to the results of operations for those periods are no longer active, making securing certain financial records extremely difficult.

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

Consolidated Statements of Operations
(in thousands of U.S. Dollars except per share and share data)

	Year ended December 31,
	2002	2003	2004

Revenues:
Products	$75,138	$58,988	$64,882
Services	$9,748	$9,726	$11,841

Total revenues	84,886	68,714	76,723

Cost of revenues:
Products	47,139	29,084	39,097

Inventory write-off	975	13,154	9,658

	48,114	42,238	48,755
Services	10,210	12,253	11,793

Total cost of revenues	58,324	54,491	60,548

Gross profit	26,562	14,223	16,175

Operating expenses:
Research and development	9,191	7,233	8,008
Less royalty-bearing grants	1,449	687	-

Research and development expenses, net	7,742	6,546	8,008

Selling and marketing, net	12,744	11,321	9,529
General and administrative:
Ongoing expenses	11,953	11,051	10,518
Doubtful debt expenses resulting from relocation
of operations	2,881	6,694	6,266
Amortization and impairment of goodwill	3,836	-	-
Amortization and impairment of technology and
other intangible assets	9,049	118	862
Restructuring charges	1,300	2,001	-

Total operating expenses	49,505	37,731	35,183

Operating loss	(22,943)	(23,508)	(19,008)
Financial expenses, net	(1,322)	(1,406)	(2,639)
Other expenses, net	(124)	(265)	(301)

loss before taxes on income	(24,389)	(25,179)	(21,948)
Taxes on income (tax benefit)	34	1,191	19

(Loss) after taxes on income	(24,423)	(26,370)	(21,967)
Net loss	$(24,423)	$(26,370)	$(21,967)

Basic net loss per share	$(1.44)	$(1.52)	$(0.91)

Diluted net loss per share	$(1.44)	$(1.52)	$(0.91)

Weighted average number of shares used in
computing basic net loss per share	17,005,606	17,272,089	24,235,406

Weighted average number of shares used in
computing diluted net loss per share	17,005,606	17,272,089	24,235,406

	Consolidated Balance Sheet Data (in thousands of U.S. Dollars) At December 31,
	2002	2003	2004

Working capital	$31,009	$14,636	$(27,744)
Total assets	$85,860	$61,481	$51,586
Total liabilities	$68,402	$66,494	$75,228
Total shareholders' equity (deficiency)	$17,458	$(5,013)	$(23,642)

D.	Risk Factors

         Investing in our securities involves significant risk. Currently, there is no liquid trading market for our securities and we cannot guarantee you that a market will develop. You should be able to bear a complete loss of your investment. To understand the level of risk, you should carefully consider the following risk factors, as well as the other information in this annual report.

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

         We may face adverse consequences as a result of the restatement of our financial statements. As discussed under “Item 5: Operating and Financial Review and Prospects,” we have restated our financial statements for 2002 and 2003 to reflect our revised revenue recognition policy, deferred tax valuation in 2003 and revised accounting for the $3.5 million convertible loan commitment of July 2003 from several investors, including NUR’s former chairman and then largest shareholder, Dan Purjes, with respect to 2003 and 2004. Our previous revenue recognition policy constituted a material weakness in our internal control over financial reporting. As a result of the restatement, we may face certain risks and potential adverse consequences associated with: shareholder litigation, government investigation, increased difficulty or an inability to secure additional financing; costs associated with addressing any potential actions or inquiries; and the diversion of our management’s attention and resources. Each of these could have a material adverse effect on our business, prospects and results of operations.

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

         In the past, NUR received grants from the Government of Israel, through the Office of the Chief Scientist (the “OCS”), for the development of our systems and products. The terms of the grants prohibit the manufacture of products developed with government grants outside of Israel or the transfer out of Israel of the technology developed pursuant to these grants without the prior consent of the OCS. These restrictions do not bar exports from Israel of products developed with such technologies. In addition, the know-how from the research and development that is used to produce the product may not be transferred to third parties or out of Israel without the approval of the OCS. NUR received approximately $0.3 million in the year ended December 31, 2000, but has not received research and development grants from the OCS in the years ended December 31, 2002, December 31, 2003 and December 31, 2004. The OCS awards grants of up to 50% (and in certain circumstances up to 66%) of a project’s approved expenditures in return for royalties. Under the terms of funding, royalties are payable generally at a rate of 2% to 3% on sales of products developed from the funded project and ending when 100% to 150% of the dollar value of the grant is repaid. During 2001, we made royalty payments of $0.2 million in respect of such grants to the OCS. In February 2004, NUR received a demand letter from the OCS claiming that NUR owed approximately $0.8 million in unpaid royalties to the OCS in connection with the sale of NUR Fresco printers. NUR responded to the demand letter by denying the OCS’ claims. In February 2005 the OCS initiated administrative proceedings for the confiscation of certain assets to secure NUR’s alleged liability to the OCS for unpaid royalties of approximately $0.8 million. On February 21, 2005 NUR filed a suit with the District Court in Jerusalem against the OCS for a declaratory judgment denying the alleged liability for unpaid royalties and for the recovery of approximately $0.3 million that were previously paid to the OCS. For additional information regarding the OCS dispute please see “Item 8.A: Legal Proceedings.”

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

         NUR’s total revenues declined from $84.9 million in the year ended December 31, 2002 to $68.7 million in the year ended December 31, 2003 and increased to $76.7 million in the year ended December 31, 2004. Our net loss for the years ended December 31, 2002, 2003 and 2004 was $24.4 million, $26.3 million and $22.0 million, respectively.

         Our consolidated balance sheets, consolidated statements of operations, changes in shareholders’ equity (deficiency), consolidated statements of cash flows for the years ended December 31, 2004, 2003 and 2002 and the consolidated balance sheet as of December 31, 2003, including the applicable notes thereto, contained in “Item 18: Financial Statements” of this annual report on Form 20-F, have been restated from those financial statements previously presented as a result of the implementation of a new revenue recognition policy, deferred tax valuation with respect to 2003 and revised accounting for the $3.5 million convertible loan commitment of July 2003 from several investors, including NUR’s former chairman and then largest shareholder, Dan Purjes, with respect to 2003 and 2004. The financial data contained in this Item is reported on a restated basis.

         The financial statements for the years 2002 and 2003 have been restated to reflect revised accounting treatment of revenue recognition accounting policies to revenues consummated in 2001, 2002 and 2003, a deferred tax valuation for 2003 and revised accounting for the $3.5 million convertible loan commitment of July 2003 from several investors, including NUR’s former chairman and then largest shareholder, Dan Purjes, with respect to 2003 and 2004. We revised our revenue recognition policy as a result of our observation that our existing policy, which was adopted in the past, does not meet the actual business practice in recent years. For further discussion of the revised policy of revenue recognition see “Critical Accounting Policies – Revenue Recognition” below. For further discussion of the deferred tax valuation see “Critical Accounting Policies – Deferred Income Taxes” below. The restatement of the financial statements for the year 2002 resulted in decreasing revenues by $0.3 million and increasing the net loss by $0.3 million. The restatement of the financial statements for the year 2003 resulted in increasing revenues by $3.1 million and decreasing the net loss by $1.3 million. The restatement of the financial statements for the year 2004 resulted in decreasing the net loss by $0.5 million.. For additional information regarding the impact of the restatement of the financial statements see Note 1(g) “Restatement of financial statements” contained in the notes to the audited U.S. GAAP consolidated financial statements included herein.

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

Allowance For Doubtful Accounts

         NUR maintains an allowance for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments, which is included in bad debt expense. NUR determines the adequacy of this allowance by regularly reviewing the structure of its accounts receivable aging and evaluating individual customer receivables, considering customers’ financial condition, credit history and current economic conditions. If the financial condition of NUR’s customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required in future periods. NUR’s customers include commercial printing companies, sign printers, screen printers, billboard and media companies, professional photo labs, and digital printing service providers. Among NUR’s customers, there are small and medium size businesses, which are sensitive to adverse changes in the market. Such adverse changes include decline in demand for services offered by customers and their inability to obtain financing. The nature of those customers and the market recession, together with NUR incurring significant losses in 2003 and the diminished probability of collecting these past due debts caused NUR to record an increased allowance for doubtful accounts in 2004.

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

Year Ended December 31,
REGION	2002	2003	2004
(In thousands of U.S. dollars)

Israel	$355	$925	$31
Asia (except China)	16,139	10,709	11,451
China	4,436	51	-
America	27,324	17,268	25,809
Europe	33,451	38,460	38,398
Service and others	3,181	1,301	1,034

Total Revenues	$84,886	$68,714	$76,723

Year Ended December 31,
(In thousands of U.S. dollars)
CATEGORY	2002	2003	2004

Printers	$42,816	$39,030	$44,754
Ink	21,904	17,637	18,379
Substrates	10,418	2,321	1,749
Service and others	9,748	9,726	11,841

Total Revenues	$84,886	$68,714	$76,723

Results of Operations

        The following discussion analyzes our results of operations as restated to give effect to our amended revenue recognition policy.

        The following table sets forth for the periods indicated certain line items from NUR’s statement of operations as a percentage of NUR’s revenues:

	2002	2003	2004

Revenues:
Products	88.5%	85.8%	84.6%
Service	11.5	14.2	15.4
Total revenues	100%	100%	100%

Cost of revenues:
Products	55.6	42.4	50.9
Inventory write-off	1.1	19.1	12.6
	56.7	61.5	63.5
Services	12.0	17.8	15.4
Total cost of revenues	68.7	79.3	78.9

Gross profit	31.3	20.7	21.9
Research and development	10.8	10.5	11.2
Research and development, net	9.1	9.5	11.2
Selling and marketing, net	15.0	16.5	12.4
General and administrative ongoing expenses	14.1	16.1	14.3
Doubtful accounts expenses	3.4	9.7	7.6
Amortization and impairment of goodwill and other
intangible assets	15.2	0.2	1.1
Restructuring charges	1.5	2.9	-
Operating loss	(27.0)	(34.2)	(24.8)
Financial expenses, net	1.6	2.0	3.4
Other expense, net	0.1	0.4	0.4
Taxes on income	--	1.7	0.1
Net loss	(28.8)	(38.4)	(28.6)

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

Year Ended December 31, 2004 Compared with Year Ended December 31, 2003

         Revenues. Revenues from product sales and services were approximately $76.7 million in the year ended December 31, 2004, compared to approximately $68.7 million in the year ended December 31, 2003.

         Analysis of the geographical breakdown of revenues from products and services suggests that the increase of revenues of $8.0 million was mainly attributable to the increased sale efforts in NUR’s North American subsidiary, following its reorganization under a new local management and the relocation of its headquarters from San Antonio, Texas to Moonachie, New Jersey. Revenues from North and Latin America increased by 54.9% (or $8.3 million) from $18.6 million in 2003 to $26.8 million in 2004. The balance of the increase is attributable to sales in Europe and Israel, 2.4% (or $0.9 million) and Asia-Pacific, 6.9% (or $0.7 million).

        NUR expects that revenues during 2005 will not differ materially than those reported for 2004 if it does not succeed in raising additional funds during the third calendar quarter of 2005. If additional funds will be available during the third calendar quarter of 2005 revenues during the second half of 2005 are expected to increase compared to prior periods.

         Revenues-products.  Revenues from products were approximately $64.8 million (or 84.6%) in the year ended December 31, 2004, compared to approximately $59.0 million (or 85.8%) in the year ended December 31, 2003.

         The increase in revenues from products of approximately $5.8 million was mainly attributable to the introduction of the NUR Tempo flatbed printer during the fourth quarter of 2003 and the NUR Expedio during 2004. This increase was offset by a decrease of $0.6 million attributable to our decision to cease the sales of substrates as of July 2003.

         The restatement of the 2003 revenues increased our revenues from products by approximately $3.1 million as detailed in the table below.

         Revenues-services.   Revenues from services were approximately $11.8 million (or 15.4%) in the year ended December 31, 2004, compared to approximately $9.7 million (or 14.2%) in the year ended December 31, 2003.

         The increase in revenues from services of approximately $2.1 million was mainly attributable to the increase in NUR’s printer installed base.

         Cost of revenues.   The cost of revenues was approximately $60.5 million (or 78.9%) in the year ended December 31,2004, compared to $54.5 million (or 79.3%) in the year ended December 31, 2003.

         NUR expects that the cost of revenues as a percentage of revenue will not materially change during 2005 compared to the percentage reported in 2004.

         Cost of Revenues-products. Total cost of revenues-products was approximately $48.8 million (or 63.5%) in the year ended December 31, 2004, compared to $42.2 million (or 62.5%) in the year ended December 31, 2003.

         The inventory charge reported in 2004 is mainly associated with our decision to cease the sales of the NUR Salsa and NUR Ultima printers due to diminished customer demand and in order to optimize our current and future product lines. The inventory charges includes $7.7 million in raw material which will become obsolete as a result of slow usage for this product line, and $1.9 million in finished goods.

         The restatement of the 2003 financial statements added approximately $1.6 million to our cost of revenues from products, as detailed in the table below.

         Cost of revenues-services.  Cost of revenues-services was approximately $11.8 million (or 15.4%) in the year ended December 31, 2004, compared to $12.3 million (or 17.8%) in the year ended December 31, 2003.

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

         General and administrative expenses were approximately $17.6 million for the year ended December 31, 2004, compared to approximately $19.9 million in the year ended December 31, 2003. The general and administrative expenses in 2004 include amortization of other intangible assets in the amount of $0.8 million and other one-time expenses primarily related to a write-off of bad debts of $6.3 million. The general and administrative expenses in 2003 include amortization of other intangible assets of $0.1 million and restructuring charges of $2.0 million and other one-time expenses related mostly to a write-off of bad debts of $6.7 million. Excluding such charges, the general and administrative expenses were approximately $10.5 million for the year ended December 31, 2004, compared to approximately $11.1 million in the year ended December 31, 2003. NUR made its determination to write-off the bad debts in 2003 and 2004 primarily because of the decrease of NUR's operations in the Chinese market, deterioration in financial state of many of NUR's customers and prolonged commercial disputes or legal proceedings. The write-off of bad debts in 2003 and 2004 followed NUR’s efforts to collect these bad debts, which were primarily incurred in prior years, by commencing legal action through local legal counsel in the relevant jurisdictions. During the preparation of its 2003 and 2004 annual reports, NUR reassessed the collectibility of these bad debts and determined that there was a low probability of success in collecting these bad debts. The restatement of accounting for the $3.5 million convertible loan commitment of July 2003 reduced the general and administrative expenses recorded for the year ended December 31, 2003 by approximately $0.07 million as detailed in the table below.

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

         Financial expenses increased to $2.6 million in the year ended December 31, 2004, compared to $1.4 million in the year ended December 31, 2003. This increase was mainly due to increases in interest rates paid by NUR in respect of bank loans taken to finance the cash portion of the Salsa Digital acquisition in 2000 and foreign exchange gains. The restatement of accounting for the $3.5 million convertible loan commitment of July 2003 reduced the financial expenses recorded for the year ended December 31, 2004 and 2003 by approximately $0.5 and $0.7 million, respectively, as detailed in the table below.

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

         Effects of Restatement. The financial statements for the years 2002 and 2003 have been restated to reflect revised accounting treatment of revenue recognition accounting policies to revenues consummated in 2001, 2002 and 2003 and a deferred tax valuation and revised accounting for the $3.5 million convertible loan commitment of July 2003 from several investors, including NUR’s former chairman and then largest shareholder, Dan Purjes, for 2003. The following table summarizes the effect of the restatement on operations data for 2003:

	Year ended December 31, 2003
	As previously reported	Adjustment	As restated

Sales of products and services	65,574	3,140	68,714
Cost of revenues-products	27,412	1,672	29,084

Total cost of revenues	52,819	1,672	54,491
Gross profit	12,755	1,468	14,223
General and administrative expenses	11,121	(70)	11,051
Operating loss	(25,046)	1,538	(23,508)
Financial expenses	2,157	751	1,406
Taxes on income	202	989	1,191
Net loss	(27,191)	1,300	(26,370)

Basic and diluted net loss per share	(1.57)	0.08	(1.52)

         The financial statements for the year 2004 have been restated to reflect revised accounting for the $3.5 million convertible loan commitment of July 2003 from several investors, including NUR’s former chairman and then largest shareholder, Dan Purjes. The following table summarizes the effect of the restatement on operations data for 2004:

	Year ended December 31, 2004
	As previously reported	Adjustment	As restated

Financial expenses, net	(3,187)	548	(2,639)
Net loss	(22,515)	548	(21,967)

Basic and diluted net loss per share	(0.93)	0.02	(0.91)

Year Ended December 31, 2003 Compared with Year Ended December 31, 2002

         Revenues. Revenues were approximately $68.7 million in the year ended December 31, 2003 compared to approximately $84.8 million in the year ended December 31, 2002.

         Revenues-products.  Revenues from products were approximately $59.0 million (or 85.8%) in the year ended December 31, 2003, compared to approximately $75.1 million (or 88.5%) in the year ended December 31, 2002.

         This decrease was primarily attributable to our decision to cease the sales of substrates as of the second quarter, a weakened macroeconomic environment, a slowdown in capital equipment investments by customers, reduced demand for printing consumables, heightened competition in our market and price reductions of our products.

         Revenues-services.  Revenues from services were approximately $9.7 million (or 14.2%) in the year ended December 31, 2003, compared to approximately $9.7 million (or 11.5%) in the year ended December 31, 2002.

         Cost of Revenues.  Total cost of revenues was approximately $54.5 million (or 79.3%) in the year ended December 31, 2003, compared to $58.3 million (or 68.7%) in the year ended December 31, 2002.

         Cost of Revenues-products.  Total cost of revenues-products was approximately $42.2 million (or 62.5%) in the year ended December 31, 2003, compared to $48.1 million (or 56.7%) in the year ended December 31, 2002. Both figures reflect inventory charges of $13.2 million (or 19.1%) and $1.0 million (or 1.1%), respectively.

         The restatement of the 2002 financial statements reduced approximately $0.01 million as detailed in the table below.

         Cost of Revenues-services.  Cost of revenues-services was approximately $21.3 million (or 17.8%) in the year ended December 31, 2003, compared to $10.2 million (or 12.0%) in the year ended December 31, 2002.

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

         Financial expenses were $1.4 million in the year ended December 31, 2003, compared to $1.3 million in the year ended December 31, 2002. The change was mainly due to increase in interest rates paid by NUR in respect of bank loans taken to finance the cash portion of the Salsa Digital acquisition in 2000 and foreign exchange gains.

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

        Effects of Restatement. The financial statements for the years 2002 and 2003 have been restated to reflect revised accounting treatment of revenue recognition accounting policies to revenues consummated in 2001, 2002 and 2003 and a deferred tax valuation for 2003. The following table summarizes the effect of the restatement on operations data for 2002:

	Year ended December 31, 2002
	As previously reported	Adjustment	As restated

Sales of products and services	85,255	(369)	84,886
Cost of revenues-products	47,150	(11)	47,139
Total cost of revenues	58,335	(11)	58,324
Gross profit	26,920	(358)	26,562
Operating loss	(22,585)	(358)	(22,943)
Net loss	(24,065)	(358)	(24,423)

Basic and diluted net loss per share	(1.42)	(0.02)	(1.44)

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

Operating activities

         In the year ended December 31, 2004, NUR had a net loss of $(21.9) million. Net cash used in operating activities was approximately $0.7 million. The main changes in NUR’s working capital were: (i) a decrease of approximately $3.6 million in trade accounts receivable and long-term trade accounts receivables; (ii) an increase of approximately $8.6 million in trade payables; and (iii) an increase of approximately $8.4 million in inventories.

         In the year ended December 31, 2003, NUR had a net loss of $(26.3) million. Net cash used in operating activities was approximately $7.9 million. The main changes in NUR’s working capital were: (i) a decrease of approximately $9.0 million in trade accounts receivable and long-term trade accounts receivables; and (ii) a decrease of approximately $6.7 million in trade payables.

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

         As of December 31, 2004, total current assets of NUR amounted to approximately $45.2 million, out of which $8.7 million was in cash and cash equivalents, compared with total current liabilities of approximately $72.9 million. The decrease in current assets is attributable primarily to the decrease in trade receivables and cash.

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

Losses

         Operating losses during the years ended December 31, 2002, 2003 and 2004 were $22.9, $23.5 and $19.0 million, respectively. Most of our operating losses during the last three years are attributed to charges and write offs of assets which were purchased during prior years.

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

         During the second half of 2004 we experienced a decline in our printers’ average selling prices by approximately 15%. The decline in selling prices was fueled by a price pressure introduced by our competitors. We expect that the price pressure will continue to characterize the wide and super wide format digital printing market. We are devoting substantial efforts to increase production efficiency and reduce cost of revenues in order to maintain and improve our gross margins. Our ability to successfully compete in those markets depends on our capability to increase our production efficiency.

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

Consolidated Statements

         For our audited consolidated financial statements for the year ended December 31, 2004, please see pages F-[2] to F-[53] of this report. In their report regarding our consolidated financial statements for the year ended December 31, 2004, our independent registered public accounting firm, Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, indicates that there is a substantial doubt about our ability to continue as a going concern.

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

         In November 2002 Julius Hewinkel GmbH, a former supplier and manufacturer of NUR Media Solutions filed a suit against NUR Media Solutions in the Court of Osnabrück, Germany. Hewinkel claims that NUR Media Solutions is in breach of an OEM agreement signed between Hewinkel and NUR Media Solutions by failing to purchase minimum quantities prescribed under such agreement. Hewinkel seeks damages in approximately the amount of €0.94 million (or $1.12 million). NUR Media Solutions is defending itself vigorously against the claim.

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

         In February 2005 the Israeli Office of the Chief Scientist (“OCS”) initiated administrative proceedings for the confiscation of certain assets of NUR to secure NUR’s alleged liability to the OCS of approximately $0.8 million in unpaid royalties related to the sale of equipment. On February 21, 2005 NUR filed a suit with the District Court in Jerusalem against the OCS requesting a declaratory judgment denying the OCS claim for royalties and for the recovery of approximately $0.27 million that was previously paid to the OCS. NUR also filed a motion requesting the court to direct the OCS to cease and cancel the confiscations procedures. The parties reached a procedural agreement whereby the confiscation procedures were terminated and NUR deposited with the court a bank guarantee in the amount of approximately $0.45 million securing the disputed amount and undertook to place by October 2005 an additional bank guarantee of approximately $0.35 million.

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

ITEM 15: Controls and Procedures

Disclosure Controls and Procedures

         We performed an evaluation under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(c) and 15d-15(c) of the Securities Exchange Act of 1934) as of the end of the period covered by this report and each has concluded that (1) such disclosure controls and procedures were effective as of such date to ensure that information required to be disclosed in NUR’s reports filed under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms and (2) our disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports that NUR files or submits under the Exchange Act of 1934 is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

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

         NUR has restated its previously issued financial results for the years 2002 through 2004. This restatement was primarily the result of the implementation of a new revenue recognition policy, deferred tax valuation with respect to 2003 and revised accounting for the $3.5 million convertible loan commitment of July 2003 from several investors, including NUR’s former chairman and then largest shareholder, Dan Purjes, with respect to 2003 and 2004. Senior management concluded in 2004 that the previous revenue recognition policy did not suit the business environment of NUR and did not provide appropriate control over financial reporting regarding revenue recognition. In recognition of this material weakness, senior management, with the assistance of the Audit Committee, adopted a revised revenue recognition policy.

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

ITEM 16D: Exemptions from the Listing Standards for Audit Committees

Not Applicable.

ITEM 16E: Purchase of Equity Securities by the Company and Affiliated Purchasers

Not Applicable.

PART III

ITEM 17: Financial Statements

Not Applicable.

ITEM 18: Financial Statements

See Financial Statements included at the end of this report.

ITEM 19: Exhibits

Number	Description

1.1	Memorandum of Association of the Registrant, in Hebrew with a translation to English(1)

1.2	Amended and Restated Articles of Association of the Registrant (†)

1.3	Certificate of Name Change(2)

2.1	Specimen Certificate for ordinary shares(1)

2.2	Forms of Placement Agent's Warrant Agreement and Certificate(3)

2.3	Forms of Qualified Independent Underwriter's Warrant Agreement and Certificate(3)

2.4	Form of Share and Warrant Purchase Agreement dated January 17, 2002 between the Registrant and The Investment Corp. of United Mizrahi Bank Ltd.(4)

2.5	Form of Warrant Agreement, dated January 17, 2002 between the Registrant and The Investment Corp. of United Mizrahi Bank Ltd.(4)

2.6	Form of Registration Rights Agreement, dated January 17, 2002 between the Registrant and The Investment Corp. of United Mizrahi Bank Ltd.(4)

2.7	Form of Warrant Agreement, dated February 12, 2002 between the Registrant and Bank Hapoalim B.M.(4)

2.8	Form of Registration Rights Agreement, dated February 12, 2002 between Registrant and Bank Hapoalim B.M.(4)

2.9	Form of Warrant Agreement, dated February 12, 2002 between the Registrant and Bank Leumi le-Israel Ltd.(4)

2.10	Form of Registration Rights Agreement, dated February 12, 2002 between Registrant and Bank Leumi le-Israel Ltd.(4)

2.11	Form of Warrant Agreement, dated November 21, 2002 between the Registrant and Poalim Capital Markets & Investments Ltd.(5)

2.12	Form of Registration Rights Agreement, dated November 7, 2002 between the Registrant and Poalim Capital Markets & Investments Ltd.(5)

2.13	Form of Warrant Agreement dated, March 11, 2003 between the Registrant and Bank Hapoalim B.M.(5)

2.14	Form of Registration Rights Agreement, dated March 11, 2003 between Registrant and Bank Hapoalim B.M.(5)

2.15	Form of Warrant Agreement, dated March 11, 2003 between the Registrant and Bank Leumi le-Israel Ltd.(5)

2.16	Form of Registration Rights Agreement, dated March 11, 2003 between Registrant and Bank Leumi le-Israel Ltd.(5)

2.17	Form of Convertible Loan and Warrant Agreement, dated July 2003 between Registrant and certain investors(6)

2.18	Form of Warrant Agreement, dated October 15, 2003 between the Registrant and certain investors(6)

Number	Description

2.19	Form of Registration Rights Agreement, dated July, 2003 between the Registrant and certain investors(6)

2.20	Form of Warrant Agreement, dated October 15, 2003 between the Registrant and the Placement Agent (X Securities Ltd.)(6)

2.21	Form of Warrant Agreement, dated October 15, 2003 between the Registrant and the Placement Agent (Matthew Norton)(6)

2.22	Form of Warrant Agreement, dated October 15, 2003 between the Registrant and the Placement Agent (David Fuchs)(6)

2.23	Form of Warrant Agreement, dated August 1, 2003 between the Registrant and Bank Hapoalim B.M.(6)

2.24	Form of Registration Rights Agreement, dated August 1, 2003 between the Registrant and Bank Hapoalim B.M.(6)

2.25	Form of Warrant Agreement, dated August 1, 2003 between the Registrant and Bank Leumi le-Israel Ltd.(6)

2.26	Form of Registration Rights Agreement, dated August 1, 2003 between the Registrant and Bank Leumi le-Israel Ltd.(6)

2.27	Form of Warrant Agreement, dated June 27, 2003 between the Registrant and Israel Discount Bank Ltd.(6)

2.28	Form of Registration Rights Agreement, dated June 27, 2003 between the Registrant and Israel Discount Bank Ltd.(6)

2.29	Form of Warrant Agreement, dated August 1, 2003 between the Registrant and Israel Discount Bank Ltd.(6)

2.30	Form of Registration Rights Agreement, dated August 1, 2003 between the Registrant and Israel Discount Bank Ltd.(6)

2.31	Form of Warrant Agreement, dated April 17, 2005 between the Registrant and Dan Purjes (†)

2.32	Form of Registration Rights Agreement, dated March 7, 2005 between the Registrant and Dan Purjes (†)

3.1	Voting Agreement, dated January 23, 2005 between the Registrant and Dan Purjes (7)

3.2	Voting Trust Agreement, dated March 7, 2005 between the Registrant, Dan Purjes and New York Private Bank & Trust Company (8)

4.1	1995 Israel Stock Option Plan (previously referred to in Company filings as the 1995 Flexible Stock Incentive Plan or the 1995 Stock Option / Stock Purchase Plan)(1)

4.2	Amendment to the 1995 Israel Stock Option Plan(3)

4.3	1997 Stock Option Plan(9)

4.4	1998 Non-Employee Director Share Option Plan(10)

4.5	Amendment to the 1998 Non-Employee Director Share Option Plan(8)

4.6	2000 Stock Option Plan(11)

Number	Description

4.7	Lease Agreement for office space in Brussels, Belgium between Nivellease, S.A. and the Registrant dated November 26, 1996(3)

4.8	Lease Agreement for office space in Newton Center, Massachusetts between WHTR Real Estate Limited Partnership and the Registrant dated July 10, 1998(3)

4.9	Distribution Agreement between Imaje S.A. and the Registrant dated June 26, 1995(1)

4.10	Bank Hapoalim Loan Agreements(4)

4.11	Bank Hapoalim Rescheduling Loan Agreement dated February 10, 2002(4)

4.12	Bank Leumi le-Israel Loan Agreements(4)

4.13	Bank Leumi le-Israel Rescheduling Loan Agreement dated February 11, 2003(5)

4.14	Bank Hapoalim Amendment to the Rescheduling Loan Agreement dated March 11, 2003(5)

4.15	Bank Leumi le-Israel Amendment to the Rescheduling Loan Agreement dated March 12, 2003(5)

4.16	Bank Hapoalim Amendment to the Rescheduling Loan Agreement dated August 7, 2003(6)

4.17	Bank Leumi le-Israel Amendment to the Rescheduling Loan Agreement dated July 30, 2003(6)

4.18	Israel Discount Bank Amendment to the Rescheduling Loan Agreement dated July 30, 2003(6)

4.19	Bank Hapoalim Amendment to the Covenants dated February 18, 2004(6)

4.20	Bank Leumi le-Israel Amendment to the Covenants dated February 18, 2004(6)

4.21	Israel Discount Bank Amendment to the Covenants dated February 22, 2004(6)

4.22	Bank Hapoalim Waiver and Amendment to the Covenants dated June 29, 2005 (†)

4.23	Bank Leumi le-Israel Waiver and Amendment to the Covenants dated June 29, 2005 (†)

4.24	Israel Discount Bank Waiver and Amendment to the Covenants dated June 29, 2005 (†)

4.25	Lod Lease Agreement dated January 11, 2000 between A. Barzilai Investments and Assets Ltd. and Kamim Investments and Assets Ltd. and the Registrant(12)

4.26	Amendment to Lod Lease Agreement, dated September 20, 2004 between A. Barzilai Investments and Assets Ltd. and Kamim Investments and Assets Ltd. and the Registrant (†)

4.27	Form of Agreement dated May 11, 2003 between the Registrant and Ogen Dialogix Ltd., Gera Eiron and NUR Pro Engineering Ltd.(6)

8	List of Subsidiaries of the Registrant (†)

11	Code of Ethics(6)

12.1	Certification of Principal Executive Officer required by Rule 13a-14(a) and Rule 15d-14(a) (Section 302 Certifications)

12.2	Certification of Principal Financial Officer required by Rule 13a-14(a) and Rule 15d-14(a) (Section 302 Certifications)

Number	Description

13	Certification of Principal Executive Officer and Principal Financial Officer required by Rule 13a-14(b) and Rule 15d-14(b) (Section 906 Certifications)

14.1	Consent of Kost Forer Gabbay & Kasierer

14.2	Consent of BDO McCabe Lo & Company

14.3	Consent of Grant Thornton Hong Kong

†	Previously filed with NUR’s Form 20-F for the year ended December 31, 2004 and incorporated by reference herein.
(1)	Previously filed with NUR’s F-1 (File No. 33-93160) and incorporated by reference herein.
(2)	Previously filed with NUR’s Form 6-K dated January 7, 1998 and incorporated by reference herein.
(3)	Previously filed with NUR’s Form F-1 (File No. 333-66103) and incorporated by reference herein.
(4)	Previously filed with NUR’s Form 20-F for the year ended December 31, 2001 and incorporated by reference herein.
(5)	Previously filed with NUR’s Form 20-F for the year ended December 31, 2002 and incorporated by reference herein.
(6)	Previously filed with NUR’s Form 20-F for the year ended December 31, 2003 and incorporated by reference herein.
(7)	Previously filed with NUR’s Form 6-K dated February 6, 2005 and incorporated by reference herein.
(8)	Previously filed with NUR’s Form 6-K dated April 18, 2005 and incorporated by reference herein.
(9)	Previously filed with NUR’s Form 20-F for the year ended December 31, 1997 and incorporated by reference herein.
(10)	Previously filed with NUR’s Form 6-K dated November 13, 1998 and incorporated by reference herein.
(11)	Previously filed with NUR’s Schedule TO-I (File No. 5-56015) on May 16, 2002 and incorporated by reference herein.
(12)	Previously filed with NUR’s Form 20-F for the year ended December 31, 2000 and incorporated by reference herein.

SIGNATURES

        The registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

NUR Macroprinters Ltd. BY: /S/ David Reis —————————————— David Reis President and Chief Executive Officer

Dated: March 13, 2006

NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2004

IN U. S. DOLLARS

■	Kost Forer Gabbay & Kasierer	■	Phone: 972-3-6232525
	3 Aminadav St. Tel-Aviv 67067, Israel		Fax: 972-3-5622555

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
NUR MACROPRINTERS LTD.

         We have audited the accompanying consolidated balance sheets of NUR Macroprinters Ltd. ("the Company") and its subsidiaries as of December 31, 2003 and 2004 and the related consolidated statements of operations, changes in shareholders' equity (deficiency) and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of certain consolidated subsidiaries, whose assets constitute 2% in 2003 and 4% in 2004 of total consolidated assets and whose revenues constitute 6% in 2003 and 8% in 2004 of total consolidated revenues. Those financial statements were audited by other auditors, whose reports have been furnished to us, and our opinion, insofar as it relates to amounts included for these subsidiaries, is based solely on the reports of the other auditors.

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

         As described in Note 1g to the consolidated financial statements, the accompanying 2002 and 2003 financial statements, have been restated to correct amounts previously reported in connection with revenue transactions and deferred tax valuation, and the accompanying 2003 and 2004 financial statements, have been restated to correct amounts previously reported in connection with a credit line and warrant agreement.

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

Tel-Aviv, Israel June 6, 2005 except as to Notes 1b, 10 and 11e which are dated July 10, 2005 and except as to Notes 1g, 2v, 7b, 16d, 16h and 18 which are dated January 31, 2006.	/s/ KOST FORER GABBAY & KASIERER —————————————— KOST FORER GABBAY & KASIERER A Member of Ernst & Young Global

NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2003	2004
	(as restated)

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$10,301	$8,745
Short-term restricted cash	772	682
Trade receivables (net of allowance for doubtful accounts of $ 4,963 and
$ 11,010 as of December 31, 2003 and 2004, respectively)	13,118	10,974
Other accounts receivable and prepaid expenses (Note 3)	5,800	3,396
Inventories (Note 4)	20,213	21,358

Total current assets	50,204	45,155

LONG-TERM INVESTMENTS:
Long-term trade receivables (Note 5)	758	233
Investments in an affiliated company (Note 6)	1,048	–
Deferred Expenses (Note 7b)	1,713	-
Restricted long-term bank deposits (Note 7a)	44	65
Severance pay fund	810	938
Long-term prepaid expenses	84	68

Total long-term investments	4,457	1,304

PROPERTY, PLANT AND EQUIPMENT, NET (Note 8)	6,084	4,749

TECHNOLOGY AND OTHER INTANGIBLE ASSETS, NET (Note 9)	736	378

Total assets	$61,481	$51,586

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
2004, respectively	4,261	6,198
Additional paid-in capital	47,521	50,433
Receipts on account of shares	1,867	–
Accumulated other comprehensive loss	(1,137)	(781)
Accumulated deficit	(57,525)	(79,492)

Total shareholders' deficiency	(5,013)	(23,642)

Total liabilities and shareholders' deficiency	$61,481	$51,586

The accompanying notes are an integral part of the consolidated financial statements.

NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except share and per share data

	Year ended December 31,
	2002	2003	2004
	(as restated)

Revenues (Note 17):
Products	$75,138	$58,988	$64,882
Services	$9,748	$9,726	$11,841

Total revenues	$84,886	$68,714	$76,723

Cost of revenues:
Products	47,139	29,084	39,097
Inventory write-off	975	13,154	9,658

	$48,114	$42,238	$48,755
Services	$10,210	$12,253	$11,793

Total cost of revenues	58,324	54,491	60,548

Gross profit	26,562	14,223	16,175

Operating expenses:
Research and development, net (Note 18a)	7,742	6,546	8,008
Selling and marketing	12,744	11,321	9,529
General and administrative	11,953	11,051	10,518
Doubtful accounts expenses	2,881	6,694	6,266
Impairment of goodwill (Note 2k)	3,836	–	–
Amortization and impairment of technology and other
intangible assets (Note 2k)	9,049	118	862
Restructuring charges (Note 1f)	1,300	2,001	–

Total operating expenses	49,505	37,731	35,183

Operating loss	(22,943)	(23,508)	(19,008)
Financial expenses, net (Note 18b)	(1,322)	(1,406)	(2,639)
Other expenses, net	(124)	(265)	(301)

Loss before taxes on income	(24,389)	(25,179)	(21,948)
Taxes on income (Note 16d)	34	1,191	19

Net loss	$(24,423)	$(26,370)	$(21,967)

Basic and diluted net loss per share	$(1.44)	$(1.52)	$(0.91)

Weighted average number of shares used for computing basic and
diluted net loss per share	17,005,606	17,272,089	24,235,406

(a)	Cost of sales includes purchases from related parties for the years ended December 31, 2002, 2003 and 2004 in the amounts of $ 9,026, $ 8,273 and $ 801, respectively.

The accompanying notes are an integral part of the consolidated financial statements.

NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIENCY)

U.S. dollars in thousands (except share data)

	Number of Ordinary shares outstanding	Share capital	Additional paid-in capital	Receipts on account of shares	Accumulated other comprehensive loss	Accumulated deficit	Total comprehensive loss	Total shareholders' equity (deficiency)
	(as restated)

Balance as of January 1, 2002	14,751,753	$3,674	$39,493	$–	$(782)	$(6,732)		$35,653
Comprehensive loss:
Net loss	–	–	–	–	–	(24,423)	$(24,423)	(24,423)
Other comprehensive loss:
Foreign currency translation adjustments	–	–	–	–	(504)	–	(504)	(504)

Total comprehensive loss							$(24,927)

Issuance of shares, net	2,404,106	528	6,204	–	–	–		6,732

Balance as of December 31, 2002	17,155,859	4,202	45,697	–	(1,286)	(31,155)		17,458
Comprehensive loss:
Net loss	–	–	–	–	–	(26,370)	$(26,370)	(26,370)
Other comprehensive loss:
Foreign currency translation adjustments	–	–	–	–	149	–	149	149

Total comprehensive loss							$(26,221)

Issuance of shares to the chairman of the board of directors for services rendered, net	184,754	42	52	–	–	–		94
Exercise of employee stock options	73,668	17	37	–	–	–		54
Receipts on account of shares, net	–	–	–	1,867	–	–		1,867
Fair value of warrants granted in connection
with a credit line agreement	–	–	1,643	–	–	–		1,643
Amortization of fair value of warrants
granted in connection with warrants
granted to banks	–	–	92	–	–	–		92

Balance as of December 31, 2003	17,414,281	4,261	47,521	1,867	(1,137)	(57,525)		(5,013)
Comprehensive loss:
Net loss	–	–	–	–	–	(21,967)	$(21,967)	(21,967)
Other comprehensive loss:
Foreign currency translation adjustments	–	–	–	–	356	–	356	356

Total comprehensive loss							$(21,611)

Issuance of shares (private placement)	2,586,140	573	2,215	–	–	–		2,788
Issuance of shares related to a convertible loan and warrants agreements	5,645,160	1,250	2,074	(1,867)	–	–		1,457
Exercise of warrants	43,460	10	5	–	–	–		15
Issuance of shares to the chairman of the
board of directors for services rendered, net	131,290	29	158	–	–	–		187
Amortization of fair value of warrants
granted in connection to a convertible loan and warrants agreements	–	–	(1,713)	–	–	–		(1,713)
Exercise of employee stock options	344,884	75	173	–	–	–		248

Balance as of December 31, 2004	26,165,215	$6,198	$50,433	$–	$(781)	$(79,492)		$(23,642)

The accompanying notes are an integral part of the consolidated financial statements.

NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2002	2003	2004
	(as restated)

Cash flows from operating activities:

Net loss	$(24,423)	$(26,370)	$(21,967)
Adjustments to reconcile net loss to net cash used in
operating activities:
Depreciation, amortization and impairment of goodwill,
technology and other intangible assets	15,424	3,570	2,751
Write-off of property and equipment	321	1,021	–
Issuance of shares to the chairman of the board of
directors for services rendered, net	–	94	187
Amortization of fair value of warrants granted to banks	–	92	–
Loss on sale of property and equipment	124	83	301
Deferred income taxes, net	(43)	1,589	–
Accrued severance pay, net	(51)	(71)	155
Decrease in trade receivables	7,582	7,994	3,663
Decrease (increase) in other accounts receivable and
prepaid expenses	(733)	(187)	2,680
Increase in inventories	(219)	(556)	(8,438)
Write-off of inventories	975	13,154	9,658
Decrease in long-term trade receivables	511	1,028	534
Decrease in long-term related parties' accounts	2	2	242
Increase in deferred expenses	-	(70)	-
Decrease in long-term prepaid expenses	32	68	16
Increase (decrease) in trade payables	(5,106)	(6,715)	8,621
Increase (decrease) in trade payables from related parties	1,925	(757)	(2,362)
Increase (decrease) in other accounts payable and accrued
expenses	(565)	(1,860)	3,202

Net cash used in operating activities	(4,244)	(7,891)	(757)

Cash flows from investing activities:

Proceeds from (investment in) short-term restricted cash	(709)	391	90
Proceeds from restricted long-term bank deposit and
restricted cash	(50)	141	(21)
Purchase of property and equipment	(3,179)	(1,198)	(2,123)
Proceeds from sale of property and equipment	1,197	3	293
Payment for the purchase of "NUR Pro-Engineering Ltd." (*)	–	(460)	(230)

Net cash used in investing activities	(2,741)	(1,123)	(1,991)

The accompanying notes are an integral part of the consolidated financial statements.

NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2002	2003	2004
	(as restated)

Cash flows from financing activities:

Proceeds from issuance of shares and warrants, net	6,732			4,260
Proceeds from exercise of options, net	–	54		248
Proceeds from a loan commitment, net	–	1,867		–
Short-term bank credit and short-term loans, net	783	9,260		(2,242)
Principal payment of long-term loans	(1,706)	(1,228)		(750)

Net cash provided by financing activities	5,809	9,953		1,516

Effect of exchange rate changes on cash and cash equivalents	(714)	(1,143)		(324)

Decrease in cash and cash equivalents	(1,890)	(204)		(1,556)

Cash and cash equivalents at the beginning of the year	12,395	10,505		10,301

Cash and cash equivalents at the end of the year	$10,505	$10,301		$8,745

Non-cash activities:
(1) Supplemental disclosure of cash flows activities:
Cash paid during the year for:

Interest	$1,685	$1,483		$1,888

Income taxes	$625	$–		$–

(2) Supplemental disclosure of non-cash operating financing
activities:
Fair value of warrants granted in connection to a loan commitment	$–	$1,643		$(1,713)

Transfer of equipment from property, plant and
equipment to inventory	$–	$2,131		$975

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

As to principal markets and customers, see Note 17.

b.	The financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. In 2004, 2003, and 2002, the Company had net losses of $ 21,967, $ 26,370, and $ 24,423, respectively. As of December 31, 2004, the Company's shareholders' deficiency amounted to $23,642 and its total cash and cash equivalents amounted to $ 8,745. Net cash used in operating activities in 2004, 2003, and 2002 was $ (757), $ (7,891), and $ (4,244), respectively. In light of the current condition of the Company and the amount of its liquid assets, as described above, if the Company continues to incur losses and is unable to secure additional financing sources to fund its operations, there is a substantial doubt as to the Company's ability to continue as a going concern and therefore the Company may be required to take certain actions in order to meet its obligations.

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

The Company has restated its financial statements for 2002, and 2003 to reflect revised accounting treatment of revenue recognition accounting policies to revenues consummated in 2001, 2002 and 2003, deferred tax valuation in 2003 and has also restated its 2003 and 2004 financial statements for the revised accounting treatment in connection with a 2003 convertible loan and warrant agreement.

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

The adjustments relating to the revised accounting treatment of revenue recognition accounting policies to revenues consummated in 2001, 2002 and 2003, and the deferred tax valuation in 2003 were reflected in the Company’s financial statements included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2004 filed with the SEC in July 2005. These adjustments are referred to below as the “The First Restatement” .

During 2003 the Company signed a convertible loan and warrant agreement with several investors and a then controlling shareholder. Subsequent to July 2005, the Company reviewed the reported accounting treatment and decided that because no monies were drawn under the credit line, the agreement signed with the investors should have been treated as an agreement to provide a credit line rather than as the issuance of a convertible loan with detachable warrants. Accordingly, the consolidated financial statements for the years ended December 31, 2003 and 2004 have been restated from amounts previously reported (“The Second Restatement”).

NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:- GENERAL (Cont.)

The impacts of these restatements of the financial statements are summarized below:

Consolidated statement of operations data:

	Year ended December 31, 2004
	As previously reported	Adjustment of First Restatement	Reported after First Restatement	Adjustment of Second Restatement	As restated

Financial expenses, net	(3,187)	-	(3,187)	548	(2,639)
Net loss	(22,515)	-	(22,515)	548	(21,967)

Basic and diluted net loss
per share	(0.93)	-	(0.93)	0.02	(0.91)

Consolidated statement of cash flows data:

	Year ended December 31, 2004
	As previously reported	Adjustment of First Restatement	Reported after First Restatement	Adjustment of Second Restatement	As restated

Cash flows from operating activities:

Net loss	(22,515)	-	(22,515)	548	(21,967)

Amortization of fair value of warrants	548	-	548	(548)	-
Net cash used in operating activities	(757)	-	(757)	-	(757)

Non- Cash activities:

Supplemental disclosure of non-cash operating financing activities:

Fair value of warrants granted in connection to a loan commitment	-	-	-	(1,713)	(1,713)

Consolidated balance sheet:

	December 31, 2004
	As previously reported	Adjustment of First Restatement	Reported after First Restatement	Adjustment of Second Restatement	As restated

Additional paid-in capital	51,802	-	51,802	(1,369)	50,433
Accumulated deficit	(80,861)	-	(80,861)	1,369	(79,492)
Total shareholders' deficiency	(23,642)	-	(23,642)	-	(23,642)

NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:- GENERAL (Cont.)

Consolidated statement of operations data:

	Year ended December 31, 2003
	As previously reported	Adjustment of First Restatement	Reported after First Restatement	Adjustment of Second Restatement	As restated

Sales of printers, related products and
services	65,574	3,140	68,714	-	68,714
Cost of revenues - products	27,412	1,672	29,084	-	29,084

Total cost of revenues	52,819	1,672	54,491	-	54,491
Gross profit	12,755	1,468	14,223	-	14,223
General and administrative	11,121	-	11,121	(70)	11,051
Operating loss	(25,046)	1,468	(23,578)	70	(23,508)
Financial expenses	(2,157)	-	(2,157)	751	(1,406)
Taxes on income	202	989	1,191	-	1,191
Net loss	(27,670)	479	(27,191)	821	(26,370)

Basic and diluted net loss per share	(1.60)	0.03	(1.57)	0.05	(1.52)

Consolidated statement of cash flows data:

	Year ended December 31, 2003
	As previously reported	Adjustment of First Restatement	Reported after First Restatement	Adjustment of Second Restatement	As restated

Cash flows from operating
activities:

Net loss	(27,670)	479	(27,191)	821	(26,370)

Decrease in trade receivables	10,638	(2,644)	7,994	-	7,994
Increase in inventories	(2,308)	1,748	(560)	-	(560)
Increase in deferred expenses	-	-	-	(70)	(70)
Beneficial conversion related to
loan commitment	676	-	676	(676)	-
Amortization of fair value of
warrants	167	-	167	(75)	92
Deferred income taxes	600	989	1,589	-	1,589
Decrease in other accounts payable	(1,288)	(572)	(1,860)	-	(1,860)
Net cash used in operating
activities	(7,891)		(7,891)	-	(7,891)

Non- Cash activities:

Supplemental disclosure of non-cash operating financing activities:

Fair value of warrants granted in
connection to a loan commitment	1,401	-	1,401	242	1,643

NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:- GENERAL (Cont.)

Consolidated balance sheet:

	December 31, 2003
	As previously reported	Adjustment of First Restatement	Reported after First Restatement	Adjustment of Second Restatement	As restated

Trade receivables	18,571	(5,453)	13,118	-	13,118
Inventories	15,947	4,266	20,213	-	20,213
Total current assets	51,391	(1,187)	50,204	-	50,204
Deferred income taxes	989	(989)	-	-	-
Deferred Expenses	-	-	-	1,713	1,713
Total assets	61,944	(2,176)	59,768	1,713	61,481
Other accounts payable	(7,831)	(3,047)	(10,878)	-	(10,878)
Total current liabilities	(32,521)	(3,047)	(35,568)	-	(35,568)
Additional paid in capital	47,095	-	47,095	426	47,521
Receipts on account of shares	1,401	-	1,401	466	1,867
Accumulated deficit	(53,123)	(5,223)	(58,346)	821	(57,525)
Total shareholders' deficiency	(1,503)	(5,223)	(6,726)	1,713	(5,013)

NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:- GENERAL (Cont.)

Consolidated statement of operations data:

	Year ended December 31, 2002
	As previously reported	Adjustment of First Restatement	Reported after First Restatement	Adjustment of Second Restatement	As restated

Sales of printers, related products and services	85,255	(369)	84,886	-	84,886

Cost of revenues - products	47,150	(11)	47,139	-	47,139
Total cost of revenues	58,335	(11)	58,324	-	58,324
Gross profit	26,920	(358)	26,562	-	26,562
Operating loss	(22,585)	(358)	(22,943)	-	(22,943)
Net loss	(24,065)	(358)	(24,423)	-	(24,423)

Basic and diluted net loss per share	(1.42)	(0.02)	(1.44)	-	(1.44)

Consolidated statement of cash flows data:

	Year ended December 31, 2002
	As previously reported	Adjustment of First Restatement	Reported after First Restatement	Adjustment of Second Restatement	As restated

Cash flows from operating activities:
Net loss	(24,065)	(358)	(24,423)	-	(24,423)
Decrease in trade receivables	7,972	(390)	7,582	-	7,582
Decrease in inventories	(221)	2	(219)	-	(219)
Decrease in other accounts payable	(1,311)	746	(565)	-	(565)
Net cash used in operating activities	(4,244)	-	(4,244)	-	(4,244)

Consolidated balance sheet data:

	December 31, 2002
	As previously reported	Adjustment of First Restatement	Reported after First Restatement	Adjustment of Second Restatement	As restated

Trade receivables	28,777	(7,972)	20,805	-	20,805
Inventories	24,297	5,937	30,234	-	30,234
Total current assets	70,273	(2,035)	68,238	-	68,238
Total assets	87,895	(2,035)	85,860	-	85,860
Other accounts payable	(9,254)	(3,667)	(12,921)	-	(12,921)
Total current liabilities	(33,562)	(3,667)	(37,229)	-	(37,229)
Accumulated deficit	(25,453)	(5,702)	(31,155)	-	(31,155)
Total shareholders' equity	23,160	(5,702)	17,458	-	17,458

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

Value of trade-in transactions of the Company's printers are recorded at fair value as a discount from revenues in accordance with APB 29, "Accounting for Non-monetary Transactions", and EITF 01-2, "Interpretations of APB Opinion No. 29", when the cash consideration involved with such transactions is material.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The following table illustrates the effect on net loss and loss per share, assuming that the Company had applied the fair value recognition provision of SFAS 123 on its stock-based employee compensation:

	Year ended December 31,
	2002	2003	2004
	(as restated)

Net loss as reported	$(24,423)	$(26,370)	$(21,967)

Add: Stock-based compensation expense
determined under fair value method for all
awards	(614)	(327)	(673)

Pro forma net loss	$(25,037)	$(26,697)	$(22,640)

Earnings per share:
Basic and diluted net loss per share, as
reported	$(1.44)	$(1.52)	$(0.91)

Basic and diluted pro forma net loss per share	$(1.43)	$(1.54)	$(0.93)

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

NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 7:- LONG-TERM INVESTMENTS

a.	Restricted long-term bank deposits are maintained to secure rent and leasing obligations.

b.	Convertible loan and warrants agreement:

On July 30, 2003 the Company signed a convertible loan and warrant agreement (the “Agreement”) with several investors and the then controlling shareholder (the “Investors”) according to which the Investors undertook to lend to the Company up to $ 3,500 (the “Credit Line”) in consideration for (i) the issuance by the Company to the Investors of an aggregate of 1,009,615 warrants to purchase Ordinary Shares (the “Warrants”) (equal to 15% of the Credit Line divided by $0.52) exercisable at $0.52 per share for a period of five years from the closing (as defined in the Agreement) and (ii) an aggregate cash commitment fee of $70 (the “Fee”) equal to 2% of the Credit Line.

NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 7:- LONG-TERM INVESTMENTS (Cont.)

The Company was entitled to draw funds under the Credit Line at any time within one year from the date of the Agreement (the “Availability Period”) which monies, when drawn, would be evidenced by a convertible loan note. Any convertible notes issued would (1) be due 42 months after issuance, (2) be convertible at $0.62 per share and (3) bear interest at a rate of 12%. During the Availability Period the Company was entitled, subject to ten days prior notice and assuming no monies had been drawn under the Credit Line, to cancel the Credit Line in which case the Investors would have been entitled to retain the Warrants and the Fee. Under the terms of the Agreement, the Investors were entitled to replace any undrawn portion of the Credit Line at any time during the Availability Period in exchange for the purchase of up to 5,645,161 Ordinary Shares at a purchase price of $ 0.62 per share.

According to the terms of the Agreement, the placement agents were granted warrants equal to the following: (a) 1% of the Credit Line divided by $0.52 on the closing of the Agreement and, upon issuance of Ordinary Shares (the “Placement Warrants”) and (b) 2% of the aggregate amount received by the Company for the issued Ordinary Shares divided by $0.62 (the “Conversion Warrants” and together with the Placement Warrants, the “Agent Warrants”). These warrants are exercisable at a price of $0.52 and $0.62 per share, respectively, for a period of five years from the date of grant.

In October 2003 the Company issued the Warrants and paid the Fee to the Investors. These Fees were recorded as general and administrative expenses.

On December 22, 2003 the Investors exercised their right to replace $2,000 of the undrawn Credit Line by purchasing 3,225,806 Ordinary Shares for $2,000. Issuance expenses associated with this purchase totaled $133. These Ordinary Shares were issued to the Investors in January 2004.

On March 31, 2004 the Investors exercised their right to replace the remaining $ 1,500 available under the Credit Line through the purchase of 2,419,355 Ordinary Shares for $1,500. Issuance expenses associated with this purchase totaled $43. These Ordinary Shares, along with the Agent Warrants, were issued on March 31, 2004.

The Credit Line was in essence a loan commitment given by the Investors to the Company in consideration for: (a) 1,009,615 Warrants issued to the Investors, (b) a cash commitment fee of $70, and (c) a call option for the issuance of approximately 5,645,000 Ordinary Shares that was “embedded” in the Agreement. The embedded call option resulted from the fact that the Investors had the right to convert the undrawn amount available under Credit Line through the purchase of Ordinary Shares at a fixed price per share.

The full consideration paid to the Investors (which includes the fair value of the Investors’ Warrants, the fair value of the embedded call option, and the Fee) is recorded, according to FAS 91, as deferred expenses on account of receiving a loan commitment. The fair value of the Warrants and embedded call option is recorded against a corresponding increase to Additional Paid-In-Capital. Upon issuance of the Ordinary Shares to the Investors, the deferred expenses will be reclassified to equity.

NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 7:- LONG-TERM INVESTMENTS (Cont.)

Upon exercise of the Investors’ right to replace the outstanding Credit Line through the purchase of Ordinary Shares, this transaction is treated as issuance of shares through the exercise of the call option under the Agreement. Therefore, the consideration received by the Company, net of the balance of the deferred expenses (which was comprised of the Fee, the fair value of the Warrants issued to the Investors, the fair value of the embedded call option and the Placement Warrants), is classified to shareholders’ equity.

The Conversion Warrants are recorded as additional issuance expenses and deducted from the proceeds of the issuance of Ordinary Shares to the Investors.

The Company has measured at fair value the following instruments:

1.	The Warrants granted to the Investors in connection with the establishment of the Credit Line. The fair value calculations resulted in a fair value of $ 811.
2.	Warrants granted to the placement agents. The fair value calculations resulted in a fair value of $ 29.
3.	The embedded call option granted to the Investors. The fair value calculations resulted in a fair value of $ 3,086.

The Warrants and embedded call option were measured based on the Black-Scholes option pricing model. The fair value of the embedded call option was adjusted to reflect the fact that it was cancelable by the Company at any time on a 10 days notice.

Because certain of the Investors were considered to be “Controlling Shareholders”, the participation of such Investors under the Israeli Companies Law, 1999, as amended (the “Companies Law”), required that in addition to the affirmative vote of the majority of the shares voted at the shareholders meeting, that either (a) the votes in favor include at least one third of the votes of participating shareholders, not counting abstaining votes, who do not have a “personal interest” (as such term is defined in the Companies Law) approval of the resolution to permit such participation or (b) the aggregate votes of the opposing shareholders who do not have such “personal interest,” represent less than 1% of the Company’s outstanding share capital. Such approval was obtained on November 18, 2003. Therefore, the Warrants and the portion of the embedded call option relating to those shareholders were measured on November 18, 2003 rather than on July 30, 2003 (the date the Agreement was executed).

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

F - 37

NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:- LONG-TERM LOANS (Cont.)

d.	Covenants:

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

During 2004, the Company did not comply with certain terms of the covenants. On June 30, 2005 the Company reached a new agreement (“the New Agreement”) with its Lender Banks to give waivers of default and the outstanding bank debt is currently not subject to acceleration. Following the New Agreement new covenants were determined. The new covenants are as follows:

1.	The Lender Banks shall waive the non-performance by the Company of the financial covenants of prior facility agreements (“the Facility Agreement”), for all of previous periods ending March 31, 2005 (including the repayment provisions resulting from the non-performance by the Company of such financial covenants prior to March 31, 2005).

2.	The total revenue of the Company for each of the quarters ending June 30, 2005, September 30, 2005 and December 31, 2005, as reported in each of the respective quarterly consolidated financial statements of the Company, shall not be less than $ 16,000.

3.	The operating loss of the Company for each of the quarters ending on June 30, September 30, 2005, and December 31, 2005, as reported in the consolidated financial statements of the Company for each respective quarter, shall not be greater than $ 2,000.

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

Unless in a case of a breach by the Company of any of its obligations hereunder, the Company shall not be obligated to repay to the Lender Banks any amounts on account of principal that are due and payable under the Facility Agreement until January 1, 2006. The Loans are repayable in January 2006. The Company intends to negotiate with the Lender Banks, new payment terms for the year 2006 and thereafter. There can be no assurance that such agreement can be concluded. In such event the Lender Banks shall have the right to call for the entire debts.

A breach by the Company of any of its obligations abovementioned, shall entitle the Lender Banks to immediately, at its sole discretion, declare the New Agreement, or any of the provisions stipulated by it as immediately being null and void and to exercise all or any of its rights and remedies under the Facility Agreement and/or under any law.

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

As of December 31, 2004, the Company has an obligation to pay royalties in the amount of $ 937.

c.	Charges and guarantees:

1.	As collateral for its liabilities to the banks, the Company recorded fixed charges on its share capital, as well as a floating lien on all of its assets.

d.	Litigations:

1.	In August 2001, a client of NUR Europe filed a lawsuit against NUR Europe in the amount of € 920. NUR Europe filed a counter claim. In April 2004 the court denied the client’s claims and the client appealed that judgment. Based on management’s estimate and the opinion of its legal counsel, the Company did not record any provision in respect of this claim.

2.	During 2002, the Company filed three lawsuits against customers of NUR Shanghai. As a result, the customers filed lawsuits against NUR Shanghai, in the amount of $ 392. Based on the opinion of its legal counsel and management’s opinion, management did not record any provision with respect to these claims.

3.	During 2003, a former supplier filed a lawsuit against NUR Media Solutions, in the amount of € 943 in connection with a disputed supply agreement. Based on the opinion of its legal counsel and management’s opinion, management recorded in 2004 a provision in the amount of $ 600 with respect to this claim. As for subsequent events also see Note 19.

4.	In February 2004, the Company received a demand letter from the OCS claiming that the Company’s outstanding liability for royalties to the OCS in connection with the sale of NUR Fresco printers aggregates to $ 750. The Company responded to the demand letter by denying the OCS’ claims. On February 2005 the Company filed a lawsuit against the OCS in an amount of $ 250 and requested the court to determine that it is not under an obligation to the royalties demanded by the OCS. The Company and the OCS reached a procedural agreement whereby NUR deposited with the court a bank guarantee in the amount of approximately $ 450 securing the disputed amount and undertook to place by October 2005 an additional bank guarantee of approximately $ 350. Based on management’s estimate and the opinion of its legal counsel, the Company recorded in 2004 a provision in an amount of $ 785 in respect of this dispute. As for subsequent events also see Note 19.

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

A reconciliation of the theoretical tax expense, assuming all income is taxed at the statutory rate applied to corporations in Israel and the actual tax expense, is as follows:

		Year ended December 31,
		2002	2003	2004
			(as restated)

	Loss before taxes on income	$(24,389)	$(25,179)	$(21,948)

	Statutory tax rate	36%	36%	35%

	Theoretical taxes on income (tax benefit)	$(8,780)	$(9,064)	$(7,682)
	Increase (decrease) in taxes:
	Approved enterprise	1,179	57	2,897
	Reduced statutory tax rate of a subsidiary	402	(506)	201
	Non-deductible and other expenses	248	82	1,390
	Carryforward loss, generated during the year
	for which a valuation allowance was
	provided	6,985	10,622	3,213

	Actual tax expense	$34	$1,191	$19

e.	Taxes on income (benefit) included in the
	statements of operations:

	Current:
	Domestic	$–	$(450)	$19
	Foreign	77	52	–

		77	(398)	19

	Deferred:
	Domestic	(43)	1,589	–

		$34	$1,191	$19

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

NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 16:- TAXES ON INCOME (Cont.)

h.	Loss before income taxes consists of the following:

	Year ended December 31,
	2002	2003	2004
		(as restated)

Domestic	$(3,834)	$(249)	$(8,178)
Foreign	(20,555)	(25,428)	(13,770)

	$(24,389)	$(25,179)	$(21,948)

NOTE 17:- MAJOR CUSTOMERS AND GEOGRAPHIC INFORMATION

a.	Summary information about geographic areas:

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

NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 17:- MAJOR CUSTOMERS AND GEOGRAPHIC INFORMATION (Cont.)

b.	Product lines:

Total revenues from external customers distributed on the basis of the Company’s product lines are as follows:

	Year ended December 31,
	2002	2003	2004
	(as restated)

Printers	$42,816	$39,030	$44,754
Ink	21,904	17,637	18,379
Substrates	10,418	2,321	1,749
Others	9,748	9,726	11,841

	$84,886	$68,714	$76,723

c.	Major customer data as a percentage of total revenues:

The Group does not have any major customer that represents 10% or more of the consolidated revenues for 2002, 2003 and 2004.

NOTE 18:- SELECTED STATEMENTS OF OPERATIONS DATA

a.	Research and development expenses, net:

		Year ended December 31,
		2002	2003	2004
			(as restated)

	Research and development expenses	$9,191	$7,233	$8,008
	Less - participation of the Israeli and Belgian
	governments in research and development projects	1,449	687	–

		$7,742	$6,546	$8,008

b.	Financial expenses:

	Expenses:
	Interest on short-term bank credit and charges	$(2,710)	$(2,021)	$(1,436)
	Interest on long-term loans	(54)	–	(1,195)
	Foreign currency translation differences (1)	(683)	(2,673)	(3,912)

		(3,447)	(4,694)	(6,543)

	Income:
	Interest on bank deposits and other	167	490	–
	Foreign currency translation differences (1)	1,958	2,798	3,904

		2,125	3,288	3,904

		$(1,322)	$(1,406)	$(2,639)

(1)	Include losses from non-hedging forward and option contracts (See Note 2w).

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

As a pre-condition to entering into the agreement Inspire required, among others, that the Company enter into a debt restructuring agreement with the Lender Banks.

On January 23, 2005, the Company entered into a voting agreement (“the Voting Agreement”) coupled with an irrevocable proxy, with Dan Purjes. Further to conversations between representatives of the Company and NASDAQ, the Company and Dan Purjes entered into a voting trust agreement (“the Voting Trust Agreement”) as of March 7, 2005 that amended, superseded and suspended the Voting Agreement. The Company granted Dan Purjes a five year warrant to purchase 3,000,000 Ordinary shares at an exercise price of $ 0.75 per share. On May 16, 2005, the Company’s shares were delisted from the NASDAQ SmallCap Market because the Company had failed to maintain the minimum listing requirements and as a result the Voting Trust Agreement was automatically terminated and converted into the Voting Agreement.

On March 21, 2005 the Company has also reached a debt restructuring agreement with the Lender Banks (“the Restructuring Agreement”), providing for the conversion of $ 15,000 of the Company's outstanding debt into equity, the rescheduling of the Company's remaining $ 28,000 outstanding debt and the revision of the financial ratios governing the debt agreements with the Lender Banks. The Restructuring Agreement was conditioned upon the closing of the Investment Agreement.

On June 16, 2005, the Company was notified by Inspire that it had terminated the Investment Agreement , indicating that it was not satisfied with the results of its due diligence review. As a result of Inspire terminating the Investment Agreement, the Restructuring Agreement with the Lender Banks was terminated. Following the termination of the Investment Agreement and the Restructuring Agreement, the Company and the Lender Banks signed on June 30, 2005 the New Agreement (see Note 1b and 11e).

On August 21, 2005 the Company reached an agreement with Fortissimo Capital Fund (“Fortissimo”) regarding an investment by a group of investors led by Fortissimo of $ 12,000 in the Company (the “Fortissimo Investment Agreement”). As a condition to closing the investment Fortissimo required, among things, that the Company will enter into a debt restructuring agreement with the Lender Banks.

On September 12, 2005 the Company reached an agreement with the Lender Banks, providing for the conversion of $ 14,000 of the Company’s outstanding debt into equity, the conversion of $ 5,000 of the Company’s outstanding debt into a 3-year subordinated note, and the repayment of $ 2,000 of the outstanding debt within 1 year. The debt restructuring agreement further provided for the replacement of the remaining $ 22,000 of the outstanding debt with new credit facilities.

NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 19:- SUBSEQUENT EVENTS (UNAUDITED) (Cont.)

The Company also agreed to extend the exercise period of 1,340,000 outstanding warrants previously granted to the Lender Banks by 18 months.

The Fortissimo Investment Agreement was closed on October 31, 2005.

In October 2005 Dan Purjes, the former Chairman and then largest shareholder, filed a complaint against the Company seeking the reinstatement of his voting rights, the control of which had been granted to the Company pursuant to the Voting Agreement. The Company has filed a motion to dismiss this complaint.

In February 2006 the court has approved a settlement between the Company and the OCS. As result of the dispute with the Ministry of Industry, Trade and Employment the Company withheld payments owed to the Fund for the Encouragement of Marketing Activities of the Ministry of Industry, Trade and Employment (the “Marketing Fund”). Under the terms of the approved settlement, the Company will make aggregate payments of approximately $ 800 to the OCS and approximately $ 1,000 to the Marketing Fund, each over a three year period.

In February 2006 the court has rendered an unfavorable judgment to NUR Media Solutions regarding a lawsuit filed by a former supplier. NUR Media Solutions was ordered to pay penalties and accrued interest in approximately the amount of € 1,200.

Report of Independent Registered Public Accounting Firm

To the Board of Directors of
NUR Asia Pacific Limited

We have audited the accompanying balance sheet of NUR Asia Pacific Limited (the “Company”) as of December 31, 2004 and the related statements of operations, stockholders’ deficit and cash flows for the year ended December 31, 2004. Those financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial report. Accordingly, we express no such opinion. An audit also includes examining, on a test, basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe mat our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally n the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2, the Company has suffered recurring losses from operations and has a net capital, deficiency that raises substantial doubt about its ability lo continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainly.

/s/ BDO McCabe Lo & Company BDO McCabe Lo & Company Hong Kong, 2 Jun 2005

Auditors’ report

Report of Independent Certified Public Accountants

To the Shareholders and the Board of Directors
NUR Japan Ltd.

We have audited the accompanying balance sheet of NUR Japan Ltd. (a wholly owned subsidiary of NUR Macroprinter) as of December 31, 2003, and the related statements of income, cash flow and changes in stockholders’ equity for the year then ended. The financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in Japan and in the United States of America. Those standards require that we plan and perform the, audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting, the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as, evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, die financial statements referred to above present fairly, in all material respects, in US dollars, the financial position of the Company as of December 31, 2003, and the results of its operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ ASG Audit Corporation —————————————— Member of Grant Thornton

Tokyo, Japan
January 26, 2004