Form 20-F
period 2005-12-31
NUR MACROPRINTERS LTD
filed 2006-07-17
CIK 946394

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report.....................................

For the transition period from ______ to ______

Commission File Number 000-26498

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

ordinary shares NIS 1.0 par value per share

Title of Class

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Title of Class

        Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2005: 60,498,062 ordinary shares, NIS 1.0 par value per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act

Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act (Check one):

Large accelerated filer ☐ Accelerated filer    ☐ Non-accelerated filer    ☒

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐ Item 18 ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act):

Yes ☐ No ☒

FORWARD-LOOKING STATEMENTS

        In addition to historical information, this annual report on Form 20-F contains forward-looking statements. Some of the statements under “Item 3.D: Risk Factors,” “Item 5: Operating and Financial Review and Prospects,” “Item 4: Information on NUR” and elsewhere in this annual report, constitute forward-looking statements. These statements relate to future events or other future financial performance, and are identified by terminology such as “may,” “will,” “should,” “expect,” “scheduled,” “plan,” “intend,” “anticipate,” “believe,” “estimate, “aim,” “potential,” or “continue” or the negative of those terms or other comparable terminology. These forward-looking statements are subject to certain risks, uncertainties and assumptions about us that could cause actual results to differ materially from those reflected in the forward-looking statements. These forward-looking statements are based, among other things, on assumptions in connection with:

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

        Assumptions relating to the foregoing involve judgment with respect to, among other things, future economic, competitive and market conditions, and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. In light of the significant uncertainties inherent in the forward-looking information included herein, the inclusion of such information should not be regarded as a representation by us or any other person that our objectives or plans will be achieved. Factors that could cause actual results to differ from our expectations or projections include the risks and uncertainties relating to our business described in this annual report under “Item 3.D: Risk Factors,” “Item 5: Operating and Financial Review and Prospects” and elsewhere in this annual report. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management’s analysis as of the date hereof. We undertake no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof, except as required by applicable law. In addition to the disclosure contained herein, readers should carefully review any disclosure of risks and uncertainties contained in other documents that we file from time to time with the Securities and Exchange Commission (the “SEC”).

PART I

ITEM 1: Identity of Directors, Senior Management and Advisors

        Not Applicable.

ITEM 2: Offer Statistics and Expected Timetable

         Not Applicable.

ITEM 3: Key Information

        Not Applicable except for Items 3.A and 3.D, which are detailed below.

A.	Selected Financial Data

        The selected consolidated statements of operations data for the years ended December 31, 2003, 2004 and 2005, and the selected consolidated balance sheet data as of December 31, 2004 and 2005, have been derived from the audited consolidated financial statements of NUR Macroprinters Ltd. set forth in “Item 18: Financial Statements.” The selected consolidated statement of operations data for the year ended December 2002 and the selected consolidated balance sheet data as of December 31, 2002 and 2003 have been derived from our audited consolidated financial statements not included in this report. Our consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States.

        Pursuant to Item 3.A.1 of Form 20-F, selected financial data as of and for the year ended December 31, 2001 has been omitted because such information cannot be provided on an audited or unaudited basis without unreasonable effort or expense. We believe that preparation of such information would involve unreasonable effort or expense because (1) certain of NUR’s offices have been moved, resulting in significant personnel turnover and (2) certain subsidiaries that were relevant to the results of operations for those periods are no longer active, making securing certain financial records extremely difficult.

        The following tables present the financial data for NUR together with its subsidiaries NUR Media Solutions, NUR America, NUR Europe, NUR Shanghai, NUR Asia Pacific, Salsa Digital Printers, NUR Hungary Trading and Software Licensing Limited Liability Company, NUR DO Brazil Ltda., Encre Consumables B.V. and NUR Japan. Financial data for Stillachem is included only with respect to 2002 and the first three months of 2003, and financial data for NUR Pro Engineering is included only with respect to 2004 and 2005.

        Certain amounts from prior years have been reclassified to conform to the current year presentation. The reclassification had no effect on previously reported net loss and shareholders’ deficiency. For additional information regarding the reclassification see “Item 5.A: Operating Results.”

        The selected consolidated financial data set forth below should be read in conjunction with and is qualified by reference to NUR’s consolidated financial statements and the related notes as well as “Item 5: Operating and Financial Review and Prospects” included elsewhere in this annual report.

Consolidated Statements of Operations
(in thousands of U.S. Dollars except per share and share data)

	Year ended December 31,
	2002	2003	2004	2005

Revenues:
Products	80,217	64,283	71,326	67,072
Services	4,669	4,431	5,397	4,306

Total revenues	84,886	68,714	76,723	71,378

Cost of revenues:
Products	50,492	34,505	44,612	43,505
Inventory write-off	975	13,154	9,658	2,721

	51,467	47,659	54,270	46,226
Services	6,857	6,832	6,278	5,772

Total cost of revenues	58,324	54,491	60,548	51,998

Gross profit	26,562	14,223	16,175	19,380

Operating expenses:
Research and development expenses, net	7,742	6,546	8,008	7,086
Selling and marketing	12,744	11,321	9,529	10,865
General and administrative	12,077	11,134	10,819	12,171
Doubtful accounts expenses (income)	2,881	6,694	6,266	(1,132)
Impairment of goodwill	3,836	-	-	-
Amortization and impairment of technology
and other intangible assets	9,049	118	862	169
Restructuring charges	1,300	2,001	-	-

Total operating expenses	49,629	37,814	35,484	29,159

Operating loss	(23,067)	(23,591)	(19,309)	(9,779)
Financial expenses, net	(1,322)	(1,406)	(2,639)	(3,448)
Fair value of warrants issued to former director	-	-	-	(1,441)
Other expenses, net	-	(182)	-	-

Loss before taxes on income	(24,389)	(25,179)	(21,948)	(14,668)
Taxes on income	34	1,191	19	38

Net loss	$(24,423)	$(26,370)	$(21,967)	$(14,706)

Basic and diluted net loss per share	$(1.44)	$(1.52)	$(0.91)	$(0.46)

Weighted average number of shares used in
computing basic and diluted net loss per share	17,005,606	17,272,089	24,235,406	31,932,345

Consolidated Balance Sheet Data
(in thousands of U.S. Dollars except share data)

	2002	2003	2004	2005

Working capital (deficiency)	$31,009	$14,636	$(27,744)	$(3,444)
Total assets	$85,860	$61,481	$51,586	$40,076
Total liabilities	$68,402	$66,494	$75,228	$67,630
Total shareholders' equity (deficiency)	$17,458	$(5,013)	$(23,642)	$(27,554)
Capital stock	$49,899	$51,782	$56,631	$74,211
Ordinary shares outstanding	$17,155,859	$17,414,281	$26,165,215	$60,498,062

D.	Risk Factors

        Investing in our securities involves significant risk. Currently, there is no liquid trading market for our securities and we cannot guarantee you that a market will develop. You should be able to bear a complete loss of your investment. To understand the level of risk, you should carefully consider the following risk factors, as well as the other information in this annual report.

        Because our ordinary shares are quoted on the pink sheets and their trading is subject to the Securities and Exchange Commission’s “penny stock” regulations, the market liquidity of our ordinary shares is very limited. On May 19, 2005, our ordinary shares were delisted from the Nasdaq Capital Market. The basis of the delisting was our failure to comply with the minimum stockholders’ equity requirement for continued listing on the Nasdaq Capital Market. Our ordinary shares are currently quoted on the over-the-counter market in the “Pink Sheets” under the symbol “NURM.PK.”

        As a result of the removal of our ordinary shares from quotation on the Nasdaq Capital Market, our ordinary shares are not regularly covered by securities analysts and the media and the liquidity of our ordinary shares is very limited. Such limited liquidity could result in lower prices for our ordinary shares than might otherwise prevail and in larger spreads between the bid and asked prices for our ordinary shares. Additionally, certain investors will not purchase securities that are quoted on the pink sheets, which could materially impair our ability to raise funds through the issuance of our ordinary shares in the securities markets.

        Because our ordinary shares are removed from quotation on Nasdaq and the trading price of our ordinary shares is less than $5.00 per share, trading in our ordinary shares is subject to the requirements of Rule 15g-9 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Pursuant to Rule 15g-9, brokers and dealers who recommend such low-priced securities to persons other than established customers and accredited investors must satisfy special sales practice requirements, including a requirement that they make an individualized written suitability determination for the purchaser and receive the purchaser’s written consent prior to the transaction.

        The Securities Enforcement Remedies and Penny Stock Reform Act of 1990 also requires additional disclosure in connection with any trades involving a stock defined as a penny stock (generally, according to regulations adopted by the SEC, any equity security not traded on an exchange or quoted on Nasdaq or the OTC Bulletin Board that has a market price of less than $5.00 per share, subject to certain exceptions), including the delivery, prior to any penny stock transaction, of a disclosure schedule explaining the penny stock market and the risks associated therewith. Such requirements could further limit the market liquidity of our ordinary shares.

        We may face adverse consequences as a result of the restatement of our financial statements. The amendment of our annual report on Form 20-F for the year ended December 31, 2004, which was filed with the SEC on March 13, 2006, included a restatement of our financial statements for 2002, 2003 and 2004. As a result of the restatement, we may face certain risks and potential adverse consequences associated with: shareholder litigation, government investigation, increased difficulty or inability to secure additional financing; costs associated with addressing any potential actions or inquiries; and the diversion of our management’s attention and resources. Each of these could have a material adverse effect on our business, prospects and results of operations.

        We depend on a few key products in a business subject to rapid technological change and any decline in demand for these products could severely harm our ability to generate revenues. We depend upon the sale of our principal products - the NUR Fresco™ printers, the NUR Tempo™ printers and the NUR Expedio™ printers, and upon the sale of ink products. The markets for our products are characterized by rapid changes in technology, customer preferences and evolving industry standards. Our future financial performance will depend upon our ability to update our current products and develop and market new products to keep pace with technological advances in the industry. During 2003, 2004 and 2005, we invested approximately $7.1 million, $8.0 million and $7.1 million, respectively, in research and development projects. Although we plan to continue to invest in research and development, our business could seriously suffer if we fail to anticipate or respond adequately to changes in technology and customer preferences, or if our products are delayed in their development or introduction. We cannot assure you that we will successfully develop any new products. If our competitors introduce new products, the sales of our existing products and our financial results could be negatively affected.

        If we are unable to comply with certain covenants concerning our bank loans, our lender banks may demand immediate repayment of the loans and we may not be able to continue our operations. If we do not meet certain covenants provided for in our loan agreements with our lender banks, we may be required by the banks to immediately repay our outstanding bank debt. We also agreed to maintain certain financial ratios, which will be measured on each quarter following the end of the third quarter of 2008. If we were to violate certain covenants of our agreements with our lender banks, they will be able to enforce a lien against all of our assets and we may not be able to continue our operations.

        Our reliance on sole source suppliers for certain components of our printers could harm our ability to meet demand for our products in a timely manner or within budgets. We currently purchase certain components used in our NUR Fresco, NUR Tempo and NUR Expedio printers from sole suppliers. If any of these sole suppliers experience problems that result in production delays, our sales to new customers and existing customers that rely on our inkjet components to operate their printers could be delayed. Production delays could result from fire, flood or other casualty, work stoppages, production problems or other unforeseen circumstances. Although we have not experienced any major production delays to date, we cannot assure you that such delays will not occur in the future. Because the success of our business depends on the sale of our printers, supply problems could have a material adverse effect on our financial results. In addition, if any of our sole suppliers reduce or change the credit or payment terms they extend to us, our business and results of operations could also be harmed.

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

        The market for our printers is very competitive and if we do not compete effectively, our operating results could be harmed. The printing equipment industry is extremely competitive and many of our competitors may have greater management, financial, technical, manufacturing, marketing, sales, distribution and other resources than we do. We compete against several companies that market digital printing systems based on drop-on-demand inkjet technology and other technologies that are similar to the technologies utilized in our products. These competitors have introduced products that compete with the NUR Fresco, the NUR Tempo and the NUR Expedio printers. We have also witnessed continued growth of the Chinese market where Chinese companies that were developing, manufacturing and selling inexpensive printers mainly to the local Chinese market, have also begun penetrating the international market. Our ability to compete depends on factors both within and outside of our control, including the performance and acceptance of our current printers and any products we develop in the future. We also face competition from existing conventional wide format and super wide format printing methods, including hand painting, screen printing and offset printing. Our competitors could develop new products, with existing or new technology, that could be more competitive in our market than our printers. We cannot assure you that we will be able to compete effectively with any such products.

        We face strong competition in the market for printing supplies. If we do not compete successfully, our revenues will decline. We compete with independent manufacturers in the market for printer supplies. During 2003, we decided to cease to sell substrates, which then accounted for approximately 3.4% of our total sales, as a result of a highly competitive market that is characterized by a large number of suppliers worldwide. We cannot assure you that we will be able to remain the exclusive or even principal ink manufacturer and/or supplier for our printers. We also cannot assure you that we will be able to compete effectively or achieve significant revenues in the ink business.

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

        We depend on our executive officers and other key employees and the loss of their services could adversely affect our business and results of operations. Our senior management has undergone significant changes in the last few years and we believe that our success depends to a large extent upon the contributions of key personnel, and especially our executive officers. Our business could seriously suffer if David Reis or Yosef Zylberberg, our recently appointed principal executive officers, or other key personnel, were to leave our company. In addition, we do not have, and do not plan to apply for, “key-man” life insurance for any of our key employees. Our future success will also depend in part on our continuing ability to attract highly qualified employees. We cannot assure our continued success in attracting or retaining highly qualified personnel.

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

        We may be subject to environmental related liabilities due to our use of hazardous materials such as methyl ethyl-ketone solvent. We mix the solvent ink used in some of our printers with a methyl ethyl-ketone solvent. Methyl ethyl-ketone solvent is a hazardous substance and is subject to various government regulations relating to its transfer, handling, packaging, use and disposal. We store the ink at warehouses in Europe, the United States, South East Asia and Israel, and a shipping company ships it at our direction. We face potential responsibility for problems that may arise when we ship the ink to customers. We believe that we are in material compliance with all applicable environmental laws and regulations. However, if we fail to comply with these laws or an accident involving our ink waste or methyl ethyl-ketone solvent occurs, then our business and financial results could be harmed.

        We benefit from certain tax benefits related to capital investment incentives. In the event these benefits are reduced, it will adversely affect our results of operations and our growth prospects. We benefit from certain Israeli tax legislation principally related to capital investment incentives. Our operations could be adversely affected if these tax benefits are reduced or eliminated and not replaced with equivalent benefits, or if our ability to meet the conditions to benefit from such tax benefits were significantly reduced. We cannot assure you that favorable tax legislation will continue in the future. In addition, to receive such tax benefits, we must comply with a number of conditions. If we fail to comply with these conditions, the tax benefits that we receive could be partially or fully canceled and we would be forced to refund the amount of the canceled benefits received, in whole or in part, adjusted for inflation and interest.

        Political instability in Israel may disrupt important operations and our business. Our headquarters and research facilities, operations and some of our subcontractors and suppliers are located in the State of Israel. Although most of our sales are currently made to customers outside of Israel, we are nonetheless directly influenced by the political, economic and military conditions affecting Israel. Our business could be harmed by any major hostilities involving Israel, the interruption or curtailment of trade between Israel and its trading partners, or a significant downturn in the economic condition of Israel. The prospect of peace in the Middle East is uncertain and has deteriorated due to the continued violent conflicts between Israelis and Palestinians. Furthermore, several countries restrict business with Israeli companies. We could be adversely affected by further setbacks to the peace process or by restrictive laws or policies directed toward Israel or Israeli businesses. In addition, all nonexempt male adult citizens of Israel, including some of our officers and employees, are obligated to perform military reserve duty and are subject to being called for active duty under emergency circumstances. While we have operated effectively under these requirements since our formation, we cannot predict the full impact of such conditions on us in the future, particularly if emergency circumstances occur. If many of our employees are called for active duty, our operations in Israel may be slowed and our business may be harmed.

        You may have difficulty enforcing U.S. judgments against us in Israel. We are organized under the laws of Israel and our headquarters are in Israel. Most of our officers and directors reside outside of the United States. Therefore, you may not be able to enforce any judgment obtained in the U.S. against us or any of such persons. You may not be able to enforce civil actions under U.S. securities laws if you file a lawsuit in Israel. In addition, if a foreign judgment is enforced by an Israeli court, it will be payable in Israeli currency..

        Our operating results are subject to significant fluctuations from period-to-period, which could cause us to miss expectations about these results and, consequently, could adversely affect the trading price of our ordinary shares. The results of our operations for any quarter are not necessarily indicative of results to be expected in future periods. Our operating results have in the past been, and will continue to be, subject to quarterly fluctuations as a result of factors such as increased competition in the printing equipment and ink industry, the introduction and market acceptance of new technologies and standards, changes in general economic conditions and changes in economic conditions specific to our industry. Further, our revenues may vary significantly from quarter to quarter as a result of, among other factors, the timing of new product announcements and releases by our competitors and us. We do not typically have a material backlog of orders at the beginning of each quarter. We may not learn of shortfalls in sales until late in, or shortly after the end of, such fiscal period. As a result, our quarterly earnings may be subject to significant variations, which could cause us to miss expectations about our earnings and, consequently, could adversely affect the trading price of our ordinary shares.

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

        Currency fluctuations may decrease our earnings. Because we generate revenues and expenses in various currencies, including the U.S. dollar, the New Israeli Shekel and the Euro, our financial results are subject to the effects of fluctuations of currency exchange rates. We cannot predict, however, when exchange or price controls or other restrictions on the conversion of foreign currencies could impact our business. Currency fluctuations could decrease our profitability.

        Our stock price has decreased significantly and may continue to be volatile, which could adversely affect the market liquidity of our ordinary shares and our ability to raise additional funds. Our ordinary shares have experienced substantial price volatility, particularly as a result of variations between our anticipated and actual financial results, the published expectations of analysts, and announcements by our competitors and us. The market price for our ordinary shares has had a historical downward trend since 2000. On May 19, 2005, our ordinary shares were delisted from the Nasdaq Capital Market due to our failure to comply with the minimum stockholders’ equity requirement for continued listing. Our ordinary shares are currently quoted on the over-the-counter market in the “Pink Sheets” under the symbol “NURM.PK.” In addition, the stock market has experienced extreme price and volume fluctuations that have negatively affected the market price of many technology and manufacturing companies, in particular, and that have often been unrelated to the operating performance of these companies. These factors, as well as general economic and political conditions, may materially adversely affect the market price of our ordinary shares in the future. Additionally, volatility or a lack of positive performance in our stock price may adversely affect our ability to retain key employees, many of whom have been granted stock options, and negatively affect our ability to raise funds through both debt and equity, discourage potential customers and partners from doing business with us, and could result in a material adverse effect on our business, financial condition, and results of operations.

        If we fail to implement and maintain effective internal controls over financial reporting, our business, operating results and share price could be materially adversely affected. Beginning with our annual report for our fiscal year ending December 31, 2007, Section 404 of the Sarbanes-Oxley Act of 2002 will require us to include a report by our management on our internal controls over financial reporting. This report must contain an assessment by management of the effectiveness of our internal controls over financial reporting as of the end of our fiscal year and a statement as to whether or not our internal controls are effective. The report must also contain a statement that our independent auditors have issued an attestation report on management’s assessment of such internal controls. Our efforts to comply with Section 404 are likely to result in significant costs, the commitment of time and operational resources and the diversion of management’s attention. If by the time we are required to comply with Section 404 of the Sarbanes-Oxley Act of 2002, our annual report continues to include a report that identifies one or more material weaknesses in our internal controls over financial reporting, we will be unable to assert that our internal controls are effective. If we are unable to assert that our internal controls over financial reporting are effective, or if our independent auditors are unable to attest that our management’s report is fairly stated or they are unable to express an opinion on our management’s evaluation or on the effectiveness of our internal controls, our business may be harmed. Market perception of our financial condition and the trading price of our stock may be adversely affected and customer perception of our business may suffer.

        The implementation of the Statement of Financial Accounting Standard No. 123 (revised 2004), which requires us to record compensation expenses in connection with equity share based compensation, may significantly reduce our reported profitability. On December 16, 2004, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standard No. 123 (revised 2004), Share-Based Payment (“SFAS No. 123R”). SFAS No. 123R requires, as of the first quarter of 2006, all share-based payments to employees to be recognized based on their fair values. SFAS No. 123R also revises, clarifies and expands guidance in several areas, including those relating to fair value measuring, classifying an award as equity or as a liability and attributing compensation cost to reporting periods. The adoption of SFAS No. 123R may significantly reduce our reported profitability, although we do not expect it will have any impact on our overall financial position. Had we adopted SFAS No. 123R in 2005, the impact of that standard would have approximated $0.5 million, as described in the disclosure of pro forma net loss and loss per share in our consolidated financial statements included elsewhere in this report. In addition, such adoption could also limit our ability to continue to use stock options as an incentive and retention tool, which could, in turn, hurt our ability to recruit employees and retain existing employees.

        We are controlled by a small number of shareholders, who may make decisions with which you may disagree. In October 2005, a group of investors led by Fortissimo Capital Fund GP, LP (“Fortissimo”), invested $12 million in our company. Consequently, these shareholders are currently the beneficial owners of 69.58% of our ordinary shares and acting together, could exercise significant influence over our business, including with respect to the election of our directors and the approval of change in control transactions. This concentration of control may have the effect of delaying or preventing changes in control or changes in management, or limiting the ability of our other shareholders to approve transactions that they may deem to be in their best interest.

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

        Our legal and commercial name is NUR Macroprinters Ltd. Our main office is located at 12 Abba Hillel Silver Street, P.O. Box 1281, Lod 71111, Israel, and our telephone number is (011) 972-8-914-5555. NUR’s registered agent in the United States is CT Corporation System, 1633 Broadway, New York, New York 10019.

        NUR is a leading supplier of wide format and super wide format digital printing systems worldwide.

        NUR was incorporated as an Israeli corporation on July 29, 1987. On August 1, 1993, the company changed its name from NUR Advertising Industry 1987 Ltd. to NUR Advanced Technologies Ltd. and, on November 16, 1997, it again changed its name from NUR Advanced Technologies Ltd. to NUR Macroprinters Ltd. Our corporate governance is controlled by the Israeli Companies Law, 1999, as amended.

        Our ordinary shares were traded on the Nasdaq National Market between October 1995 and July 2003. During 2002, our ordinary shares closed for a period of 30 consecutive trading days below the minimum bid price of $1.00 per share as required for continued listing on the Nasdaq National Market. Accordingly, in July 2003, we transferred our securities to the Nasdaq Capital Market, whereby we were granted an extension of 180 days to meet the minimum requirement of $1.00 per share. NUR regained compliance with this requirement in October 2003. Our ordinary shares were traded on the Nasdaq Capital Market between July 2003 and May 2005. As a result of our failure to comply with the minimum $2.5 million stockholders’ equity requirement for continued listing set forth in Marketplace Rule 4320(e)(2)(B), our ordinary shares were delisted from the Nasdaq Capital Market on May 19, 2005 and are currently quoted in the over-the-counter market in the “Pink Sheets” under the symbol “NURM.PK.”

Recent Developments

        On December 29, 2004, we reached an agreement with Inspire Investments Ltd. for the investment by Inspire of $10 million in NUR. In June 2005, Inspire notified us that it had terminated the investment agreement. As a result, the debt restructuring agreement with our lender banks, dated March 21, 2005, was also terminated.

        On June 29, 2005, we entered into agreements with our lender banks amending the financial covenants that governed the loan agreements with our lender banks for the second, third and fourth quarters of 2005. Under theses agreements the lender banks waived the non-performance by NUR of certain financial covenants for all periods prior to March 31, 2005.

        On August 21, 2005, we reached an agreement with Fortissimo regarding an investment by a group of investors led by Fortissimo of $12 million in NUR. As a condition to consummate the investment Fortissimo required, among other things, that NUR will enter into a debt restructuring agreement with its lender banks.

        On September 12, 2005, NUR reached an agreement with its lender banks, providing for the conversion of $14.5 million of NUR’s then outstanding debt into 8,000,000 warrants, the conversion of $5 million of NUR’s then outstanding debt into three-year subordinated notes, and the repayment of $2 million of the outstanding debt within 1 year. The debt restructuring agreement further provided for the replacement of the remaining $22 million of the outstanding debt with new credit facilities. NUR also agreed to extend the exercise period of 1,340,000 outstanding warrants previously granted to the lender banks by 18 months.

        The Fortissimo investment and the debt restructuring agreement were consummated on October 31, 2005 and December 8, 2005, respectively.

        In October 2005, Dan Purjes, a former chairman and controlling shareholder of NUR, filed a complaint against NUR, seeking reinstatement of his voting rights. This complaint relates to a January 2005 voting agreement and a March 2005 voting trust agreement between NUR and Mr. Purjes. NUR has filed a motion to dismiss this complaint. For a detailed discussion of these agreements and the complaint, see “Item 8.A: Legal Proceedings” and “Item 10.C: Material Agreements” below.

        During 2005, NUR did not have material capital expenditures or divestitures. During the first half of 2006 we made leasehold improvements in our new manufacturing site in Lod, Israel. We invested and expect to further invest in these leasehold improvements approximately $0.50 million until the site preparations are completed.

        For a historical view of our financing activities please refer to “Item 5: Operating and Financial Review and Prospects.”

B.	Business Overview

        NUR Macroprinters Ltd. is a leading supplier of wide format and super wide format digital printing systems worldwide. We develop, manufacture, sell and service digital color printers for the printing of large images such as billboards, posters and banners, point of purchase displays, exhibition and trade show displays as well as decorations and backdrops for construction scaffolding covers, showrooms, television and film studios, museums and exhibits. We also supply our customers with ink and solvent products for use with wide format and super wide format digital printers.

        NUR conducts the research and development activities related to printing equipment and ink at its facility in Lod, Israel. We have worldwide marketing, sales and service subsidiaries in Europe, North America, South America and the Asia Pacific region.

        We offer several lines of printers in the wide and super wide format categories.

        Our wide format printers are headed by the NUR Fresco family, the NUR Tempo and the NUR Expedio 3200. In the super wide category we offer the NUR Expedio 5000. We ceased sales of the NUR Ultima™ printers during 2004. As customary with respect to other printers we no longer sell, we continue to service and provide ink products to the NUR Ultima printers. These four families of printers are sometimes referred to collectively herein as the “NUR printers” or “our printers.”

        We also sell specialized ink products for use with our printers. The ink products sold by NUR to its customers for use with the NUR Fresco, the NUR Ultima, the NUR Salsa™, the NUR Blueboard, the NUR Tempo and the NUR Expedio printers are resistant to water and ultraviolet rays and are well suited for indoor and outdoor use without lamination.

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

        With the cost of digital printing expected to decrease and the ability of digital technology expected to produce more economically, we believe that the use of wide format and super wide format prints, such as those produced by NUR printers, should grow over time, and that the portion of the market serviced by digital printing will continue to increase. The ability to produce wide format and super wide format images digitally has also opened new media opportunities for advertisers, such as mural printing, carpet printing and new forms of fleet graphics printing. The growth in demand for wide format and super wide format digital printers is fueled by both the replacement of conventional print methods and by the development of new printing applications.

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

        Piezo Drop-On-Demand Inkjet Printing. Drop-on-demand technology involves the intermittent firing of ink drops when needed on the substrate. It provides high resolution and enables use of a variety of inks for home, office and industrial use. To address the needs of the wide format market for images with higher resolutions compared to those of other digital printing methods, for use with shorter viewing distances, we utilize drop-on-demand inkjet technology in our printers.

Our Strengths and Strategy

        We believe that the productivity of the NUR Fresco makes it an attractive choice for screen printers that wish to go digital and for high volume digital printers. The NUR Tempo was designed as a digital alternative to screen printing presses to handle diverse applications, especially short to medium, on-demand print runs that are not cost effective using traditional screen printing methods. In operation, it is designed to eliminate the extra steps and costs of finishing – laminating and cutting/trimming processes – common to other traditional methods of printing graphics on rigid surfaces. The NUR Expedio is the first of its kind – the first roll-fed wide-format inkjet production press equipped with UV-curable inks. The UV-curable inks used by the NUR Expedio presses allow them to print on wide variety of media, including standard less expensive uncoated substrates that ensure low operating costs and higher profit margins. With NUR Expedio users can also explore new premium priced printing applications on specialty media. We believe that the NUR printers have been designed and engineered to fit the overall needs of their respective wide format and super wide format printing markets.

        NUR’s strategy is to:

■	strengthen our position as a world leader in the wide format and super wide format digital printing markets by supplying the productive and cost-effective wide format and super wide format digital printers and totally digitally-based printing solutions for the out-of-home advertising market;

■	enable print service providers to digitally produce a large portion of the graphics currently produced with screen printing processes;

■	be our customers' vendor of choice for their ink needs;

■	enable our customers to develop new ways to profit from our printing systems; and

■	provide our customers with highly responsive and capable support, service and supplies.

Products

        NUR’s revenues are derived primarily from the sale and service of the NUR printers and the sale of ink and solvent products used with the NUR printers. See “Item 5.A: Geographic Breakdown of Revenues” for more information on the breakdown of revenues by category of activity and into geographic markets.

Printers

Super Wide Format Digital Printers

        In May 2004, we introduced the NUR Expedio 5000, a 5-meter/16-feet super wide inkjet production printer that uses UV-curable inks. The machine is the first roll-fed wide-format inkjet production press equipped with UV-curable inks to reach the market. Its speed, quality, environmental friendliness, and ability to print on a very wide variety of media give this new super wide printer the potential to revolutionize the wide-format inkjet production printing marketplace.

        NUR Expedio 5000 can print 8-color, 720 dpi, high quality indoor signage for close-up viewing, as well as billboards and other super wide applications at super-fast speeds up to 150 square meters (1600 square feet) per hour – making it both productive and exceptionally versatile. Its multi-roll printing capability even further increases productivity. The machine’s use of UV-curable inks eliminates the need for costly solvent disposal equipment and addresses the requirements of environmental regulations imposed in some areas. The UV-curable inks also mean the machine will not require expensive, specially coated substrates for good ink adhesion.

Wide Format Digital Printers

        In September 2005, we introduced the NUR Expedio 3200, capable of output to 3.2 meters wide (approximately 10 feet).

        The NUR Expedio 3200 offers 4- and 8-color printing modes with easy changeover between modes and is designed to be used to print a wide range of products, including indoor signage for close-up viewing, as well as billboards and other wide-format applications, at resolutions up to 720 dpi and at speeds of up to 120 square meters (1300 square feet) per hour.

        Our first NUR Fresco printer was commercially released in February 2000. We believe that the NUR Fresco printer offers a digital alternative to screen printing for short to medium length prints, eliminating the high set-up cost associated with films and screen preparation costs which are the basis of screen printing. The NUR Fresco printers use piezo drop-on-demand inkjet technology to produce high quality graphics for a wide range of applications. These include point-of-purchase displays, banners, sheet billboards, bus shelter graphics, posters, shopping mall displays, airport terminal displays and many more.

        The NUR Fresco printers print on a wide variety of substrates in roll-to-roll or roll-to-sheet modes. The machine’s outputs in widths up to 3.2 meters (approximately 10 feet).

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

        In April 2004, NUR released the NUR Fresco II series that replaced the NUR Fresco HiQ models. It is possible to upgrade former Fresco models to the Fresco II level of performance. The Fresco II entails improved printing speed, which allows the machine to print up to 120 square meters (1300 square feet) per hour.

Flatbed Digital Printers

        In September 2003, we commercially released the NUR Tempo flatbed digital printer. The NUR Tempo uses UV-curable inks that give it the flexibility to print on almost any type of substrate. These include corrugated board, foam-core paperboard, acrylic sheets, PVC, polycarbonate, fluted polypropylene, glass, wood and standard rolled media. It also features a large format table (10 ½ ft. x 6 ½ ft. / 3.2m x 2m) to accommodate a wide variety of applications and job formats. It can handle both rigid and rolled substrates with fast and easy changeover between the two for ultimate flexibility. The printer offers 4 and 8 color printing modes, delivering a combination of high speed and photo-realistic image quality. The printer’s fully encapsulated construction ensures a comfortable working environment. The NUR Tempo is designed to eliminate the extra steps involved in lamination and cutting/trimming processes common to other traditional methods of printing graphics on rigid surfaces.

        In April 2004, NUR introduced the Tempo L, a new mid-range, 4-color flatbed printer joining the NUR Tempo flatbed inkjet press product line. The new NUR Tempo L model is targeted at customers who wish to enter the UV-curable inks flatbed printing market with a lower up-front capital investment than is required for the top-of-the-line 8-color NUR Tempo model, while securing the growth path for future increase in performance. The NUR Tempo L prints at a speed of up to 50 square meters (540 square feet) per hour and is based on the platform of the top-of-the-line NUR Tempo with the same printing format and robust design. It is possible to easily upgrade the Tempo L to the Tempo level of performance, thus allowing for a “two-step” entry to the flatbed arena. This may expand the potential market for the Tempo product line.

        The roll-to-roll printing capability for the NUR Tempo is optional and the machine could be ordered in a rigid configuration only or as a hybrid configuration, with flatbed and roll-to-roll capabilities. In May 2004, NUR also introduced the white ink option that lets users use white ink as the basis for overprinting to cover non-white areas of a graphic or to make the backside of an image printed on transparent media more opaque. White ink can also be used as a spot color for reproducing the white elements in an image. The use of white ink in the workflow is familiar to customers that operate screen printing presses in particular.

        In April 2006, we introduced the NUR Tempo II model, which is based on the original NUR Tempo platform, but is capable of printing at higher quality and higher print speeds. The higher performance NUR Tempo II retains the ability to print in both 4- and 8-colors (with fast changeover between the two) and also features both roll-to-roll and white ink-printing. NUR Tempo II provides three new speed modes, including, Fine Press II mode, capable of output at 42 square meters (450 square feet) per hour in 8-colors, Press II mode for output 62 square meters (670 square feet) per hour in 4-colors, and X-Press mode for output at 120 square meters (1300 square feet) per hour in 4-colors. An upgrade kit also is available to enable NUR Tempo customers upgrading their printers to the Tempo II improved performance level.

The NUR Printers – General

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

        Currently, the retail prices of the NUR printers generally range from $180,000 to $500,000 per machine.

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

        The NUR Fresco and the NUR Ultima printers use specialized all-in-one solvent-pigment based ink designed for the needs of the wide format and super wide format market and suited for drop-on-demand technology printers. This ink is developed to ensure color-real, long lasting, color consistent, weather resistant prints. The NUR Blueboard printers still in our installed base use specialized solvent-based pigmented ink designed for the needs of the super wide format market. The ink is resistant to water and ultraviolet rays, making it fairly durable and thus well suited for outdoor conditions.

        As of September 2003, we manufacture ink in our plant in Ashkelon, Israel, and during 2004 we completed the transfer of our ink research and development activities from Belgium to Israel. During 2003, we decided to cease to sell substrates for use with our printers and ink.

Sales and Marketing

        We distribute and sell our products through the following wholly owned subsidiaries: NUR Europe (which sells to the Middle East and Africa as well), NUR America, NUR Asia Pacific, NUR DO Brazil and NUR Japan.

        Our marketing activities include participating in relevant tradeshows worldwide, advertising in trade publications, marketing directly to a target base, as well as publishing our own newsletters, participating in services and industry forums and maintaining an internet site.

        In addition, we work to develop, market and sell a wide range of advanced ink products, all of which are designed to work with our existing range of printers.

        The Israeli Government, through the Fund for the Encouragement of Marketing Activities of the Ministry of Industry, Trade and Labor (the “Marketing Fund”), awarded participation grants for marketing expenses incurred overseas. During 2005, we did not receive grants from the Marketing Fund and we are no longer eligible to receive such grants. Under the terms of grants awarded in prior years by the Marketing Fund, NUR was obligated to pay a royalty of 3-4% of the export added value to the Marketing Fund until 100%-150% of the grants received in prior years have been repaid. In connection with a dispute with the Ministry of Industry, Trade and Labor NUR withheld payments owed to the Marketing Fund. In February 2006, the District Court in Jerusalem has approved a settlement between NUR and the Ministry of Industry, Trade and Labor. Under the terms of the approved settlement, NUR will make aggregate payments of approximately $0.78 million to the Marketing Fund over a three-year period. For more details regarding the settlement agreement see “Item 8.A: Legal Proceedings.”

Production and Sources of Supply

        On January 24, 2006, we entered into a lease agreement with Telrad Networks Ltd. (“Telrad”) to lease approximately 3,400 square meters (36,597 square feet) in the Telrad Campus in Lod, Israel for the purpose of housing our manufacturing facility. The Fortissimo entities, which as a group are considered a major shareholder of Telrad, are together with Kanir Joint Investments (2005) Limited Partnership (“Kanir”), the beneficial owners of 69.58% of NUR’s ordinary shares and have appointed 4 members to NUR’s board of directors. For more information see “Item 7.B: Related Party Transaction.” NUR manufactures and assembles the NUR printers at a single large manufacturing facility located in the Telrad Campus in Lod, Israel.

        Full system integration and acceptance and quality control testing of the printers are conducted by our employees at the manufacturing facility. Product quality control tests and inspections are performed at various steps throughout the manufacturing process, and each product is subject to a final test prior to delivery.

        We believe that, if increases in sales occur, we can expand our production capabilities or engage subcontractors to carry out certain of the manufacturing or the assembly of our printers. Most of the components used for the assembly of the NUR printers are available from several sources; however, the printheads used in each series of printers and certain other components are purchased from single suppliers. For additional information see “Item 3.D: Risk Factors.”

        To date, we have been able to obtain adequate supplies of the components necessary to produce our printers and have not had any serious problems with our subcontractors. If our business grows, however, we will need to purchase greater quantities of components on a timely basis. Any delay in supply could ultimately hurt our business. The prices of our principal components have not materially changed during 2005. NUR is unable to anticipate whether or not the prices of these principal components may become volatile in the future.

        We manufacture ink products at our plant in Ashkelon, Israel. The ink for use with the NUR Blueboard is manufactured, exclusively for NUR under the NUR brand name, by a third party. The ink products for use with the NUR Tempo and NUR Expedio also are manufactured, exclusively for NUR under the NUR brand name, by a third party.

Service and Support

        Installation, post sale customer support and warranty services of our products are provided by NUR America, NUR Europe, (servicing the Middle East and Africa as well), NUR Asia Pacific, NUR DO Brazil and NUR Japan. In most cases, our warranty to our direct customers and distributors covers defects in the NUR printers for a period of six to twelve months after installation. NUR is also committed to maintaining sufficient spare parts and materials necessary for the operation of the NUR printers for a certain period after cessation of the manufacturing of such printers.

Research and Development

        NUR’s research and development center, which currently engages 40 employees, is focused on developing new products, enhancing the quality and performance relative to price of our existing products, reducing manufacturing costs, upgrading and expanding our product line through the development of additional features and improving functionality in response to market demand.

        After completion of the transfer of the ink research and development activities from Belgium to Israel, we have one research and development center located at our headquarters in Lod, Israel.

        Total research and development expenses, before royalty bearing grants, were approximately $7.1 million, $8.0 million and $7.1 million in the years ended December 31, 2003, 2004 and 2005, respectively. Royalty bearing grants amounted to $0.6 million in 2003. We did not receive royalty bearing grants in 2004 and 2005.

        Research and development expenses are composed principally of salaries for employees, the hiring of subcontractors, prototype material costs and depreciation of capital investment in infrastructure for software and electronic designs.

        Between 1997 and 2003, NUR Europe and NUR Media Solutions, our subsidiaries, received three research and development grants in the aggregate amount of approximately $2.5 million from local authorities in Belgium. These grants are subject to certain terms and conditions pursuant to agreements entered into between the subsidiaries and the local authorities in Belgium. Under the terms of the grants the subsidiaries have an obligation to repay the higher of a certain minimum annual amount or royalties of 3% to 6% of the revenues generated from the sale of the products developed under the grants, until the grants are repaid in full. Payments to the local authorities in Belgium are contingent upon the subsidiaries generating sales from products developed under these grants. The grants are not repayable in the event that the subsidiaries decide to cease (1) the research and development activities, or (2) the exploitation of the products developed under these grants, provided, that a notification regarding the decision to cease the exploitation is to be given to the local authorities in Belgium, and provided further, that all know how and results of the research and development are transferred to the local authorities in Belgium. NUR Europe and NUR Media Solutions paid a total of approximately $0.09 million, $0.23 million and $0.23 million in 2003, 2004 and 2005, respectively, in royalties to the local authorities in Belgium in accordance with the terms of the grants. Following the receipt of the grants, the subsidiaries decided to cease research and development activities and the exploitation of certain supported products. As of December 31, 2005, the subsidiaries have not yet repaid to the local authorities in Belgium an amount of $2.1 million related to the grants. The subsidiaries intend to address the local authorities in Belgium regarding the subsidiaries’ compliance with certain terms of the grants. NUR cannot predict the outcome of the discussions with the local authorities in Belgium; accordingly, no provision was recorded in relation to these grants in the audited consolidated financial statements of NUR set forth in “Item 18: Financial Statements.”

        In the past, NUR received grants from the Government of Israel, through the Office of the Chief Scientist (the “OCS”), for the development of our systems and products. The terms of the grants prohibit the manufacture of products developed with government grants outside of Israel or the transfer out of Israel of the technology developed pursuant to these grants without the prior consent of the OCS. These restrictions do not bar exports from Israel of products developed with such technologies. In addition, the know-how from the research and development that is used to produce the product may not be transferred to third parties or out of Israel without the approval of the OCS. NUR received approximately $0.3 million in the year ended December 31, 2000, but has not received research and development grants from the OCS since 2001. The OCS awards grants of up to 50% (and in certain circumstances up to 66%) of a project’s approved expenditures in return for royalties. Under the terms of previously granted funding, royalties were payable generally at a rate of 2% to 3% on sales of products developed from the funded project and ending when 100% to 150% of the dollar value of the grant is repaid. During 2001, we made royalty payments of $0.2 million in respect of such grants to the OCS. In February 2005, NUR filed suit with the District Court in Jerusalem against the OCS for a declaratory judgment denying an alleged liability for unpaid royalties to the OCS of approximately $0.8 million and for the recovery of approximately $0.3 million that were previously paid to the OCS. In February 2006, the court approved a settlement between NUR and the OCS. Under the terms of the approved settlement, NUR will make aggregate payments of approximately $0.6 to the OCS over a three year period. For additional information regarding the OCS dispute please see “Item 8.A: Legal Proceedings.”

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

        Our main competitors in the super wide format arena are EFI/Vutek, Hewlett-Packard/Scitex Vision and Gandi Innovations. Said companies have introduced products that directly compete with the NUR Expedio super wide format printers. In the wide format market, the main competitors are Hewlett-Packard/Scitex Vision, EFI/Vutek and Gandi Innovations. These companies have introduced products that compete with the NUR Fresco and NUR Expedio printers. In the market for flatbed printers utilizing UV curable ink, the main competitors are Durst Phototechnik, Inca Digital Printers, Hewlett-Packard/Scitex Vision, Leggett & Platt (Spuhl), Gandi and EFI/Vutek. These companies have introduced products that compete with the NUR Tempo. We have also witnessed continued growth of a local Chinese market where approximately 15 local competitors are developing, manufacturing and selling inexpensive printers. Recently, these Chinese manufacturers have begun penetrating the international market.

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

        The following chart presents, as of June 2006, our corporate structure, the jurisdiction of incorporation of our significant subsidiaries and the percentage of shares that we hold in those subsidiaries.

Subsidiaries	Percentage	Jurisdiction of Incorporation

NUR America, Inc. (NUR America)	100%	Delaware, United States
NUR Asia Pacific Limited (NUR Asia Pacific)	100%	Hong Kong, China
NUR DO Brazil Ltda. (NUR DO Brazil)	100%	Sao Paulo, Brazil
NUR Europe S.A. (NUR Europe)	100%	Brussels, Belgium
NUR Japan Ltd. (formerly Signtech Japan Ltd.) (NUR Japan)	100%	Tokyo, Japan

D.	Property, Plants and Equipment

Israel

        NUR’s main facilities of approximately 42,500 square feet are located in the high-tech industrial park in Lod, Israel. We use this facility as our headquarters and for research and development activities. We have invested a total of approximately $2 million in improving this facility. The Lod lease expires in April 2008. We sublet to a third party approximately 7,500 square feet out of the space leased by us in Lod. The sublease expires in April 2008.

        NUR leases approximately 17,803 square feet in Ashkelon, Israel for use as a manufacturing plant for its ink products. The Ashkelon lease expires in February 2008.

        On January 24, 2006, we entered into a lease agreement with Telrad to lease approximately 3,400 square meters (36,597 square feet) in the Telrad Campus in Lod, Israel for the purpose of housing our manufacturing facility. The Telrad lease expires in June 2011. Please also see “Item 7.B: Related Party Transaction.”

United States

        NUR America leases office space in Newton, Massachusetts consisting of 26,152 square feet that it had previously used as the subsidiary’s headquarters, sales and marketing offices, and demonstration and service center. The Newton lease expires in January 2011. NUR America sublets this space in Newton to a third party. The sublease expires in January 2011.

        Our North American headquarters and training center are located in Moonachie, New Jersey. The 11,000 square feet facility replaces NUR’s former facility in San Antonio, Texas. The new headquarters houses NUR’s North American sales, marketing, administrative, and support staff and includes a fully equipped training center and demo site. The New Jersey lease expires in October 2008. NUR America leases warehouse space in San Antonio, Texas consisting of 8,500 square feet. The San Antonio lease expires in September 2006.

Europe

        NUR Europe leases approximately 18,815 square feet of office space in Louvain-la-Neuve, Belgium for use as the subsidiary’s headquarters and sales office, demonstration and service center. The Louvain-la-Neuve lease with respect to 6,124 square feet expires in November 2008 and the lease of the remaining 12,691 square feet expires in March 2012.

Asia Pacific

        NUR Asia Pacific leases approximately 3,561 square feet for use as office space in Hong Kong. The lease for the Hong Kong facility will expire in November 2006. We intend to expand our Hong Kong facilities in the near future by approximately 1,500 square feet. This additional space will house the subsidiary’s demonstration center.

Japan

        NUR Japan leases approximately 2,173 square feet of office space in Tokyo. The lease expires in August 2007.

        We believe that our facilities worldwide are fully utilized.

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

ITEM 4A: Unresolved Staff Comments

        Not applicable.

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

        NUR is a world leader in the market for the sale of wide format and super wide format digital printing systems. NUR develops, manufactures, sells and services digital, inkjet color printing systems for on-demand, production, wide format and super wide format printing. NUR also supplies ink products that are consumable products for the operation of the NUR printers.

        NUR’s total revenues increased from $68.7 million in the year ended December 31, 2003 to $76.7 million in the year ended December 31, 2004 and declined to $71.4 million in the year ended December 31, 2005. Our net loss for the years ended December 31, 2003, 2004 and 2005 was $26.4 million, $22.0 million and $14.7 million, respectively.

        Our consolidated balance sheets, consolidated statements of operations, changes in shareholders’ equity (deficiency), consolidated statements of cash flows for the years ended December 31, 2004, 2003 and 2002 and the consolidated balance sheet as of December 31, 2003, including the applicable notes thereto, have been restated from those financial statements previously presented as a result of the implementation of a new revenue recognition policy, deferred tax valuation with respect to 2003 and revised accounting for the $3.5 million credit line commitment of July 2003 from several investors, including NUR’s former chairman and then largest shareholder, Dan Purjes, with respect to 2003 and 2004. The financial data for 2002 through 2004 contained in this Item is reported on a restated basis.

        Our revenues are derived from the sale of our printers and from the sale of ink products, spare parts and related services.

        Cost of sales of printers and related materials include materials, labor, overhead, and other direct or allocated costs involved in the manufacture, warehousing, delivery, support, and maintenance of products.

        Research and development expenses include mainly labor, materials consumed, expenses by subcontractors, consultants and others. Research and development expenses are carried to the statement of operations as incurred. Grants are deducted from research and development costs on an accrual basis as the related expenses are incurred.

        The sales and marketing expenses include the costs associated with the staff of the sales and marketing force of NUR and our subsidiaries, advertising and promotion of existing and new products, trade shows, commissions, and other marketing activities. During 2003 and 2004, NUR has invested in the consolidation process of its printers and ink manufacturing operations into two manufacturing plants in Israel and the consolidation of its research and development capabilities into a single facility in Israel.

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

        Our challenge is to introduce the market with a technological breakthrough by developing wide format and super wide format digital printing systems having significant higher printing speeds and a better visual quality, combined with a cost reduction. If we succeed in this mission we anticipate that digital printing will gain a much greater market acceptance and as a result of which the market for digital printing applications would significantly be increased.

        The printing equipment industry is extremely competitive. For additional information regarding our competitors see “Item 4.B: Business Overview.”

Certain Critical Accounting Policies

        Our discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements, which have been prepared in accordance with the generally accepted accounting principles in the United States. For additional information regarding our significant accounting principles see Note 2 to NUR’s consolidated financial statements included as a part of this annual report on Form 20-F. While all the accounting policies impact the financial statements, certain policies may be viewed to be critical. These policies are those that are both most important to the portrayal of our financial condition and results of operations and require our management’s most difficult, subjective and complex judgments and estimates. Actual results could differ from those estimates.

        These accounting principles require management to make certain estimates, judgments and assumptions based upon information available at the time that they are made, historical experience and various other factors that are believed to be reasonable under the circumstances. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities as of the date of the financial statements, as well as the reported amounts of revenues and expenses during the periods presented. Changes made to our revenue recognition policy resulted in restatement of our financial statements for 2002 and 2003.

        In many cases, the accounting treatment of a particular transaction is specifically dictated by the generally accepted accounting principles in the United States and does not require management’s judgment in its application. There are also areas in which management’s judgment in selecting among available alternatives would not produce a materially different result. NUR’s management has reviewed these critical accounting policies and related disclosures with our Audit Committee.

        NUR’s management believes that the significant accounting policies which affect management’s more significant judgments and estimates used in the preparation of NUR’s consolidated financial statements and which are the most critical to aid in fully understanding and evaluating the NUR’s reported financial results include Revenue Recognition, Allowance for Doubtful Accounts, Inventory Valuation, Deferred Income Taxes, Litigation and Stock-Based Compensation.

        The following is a summary of certain critical principles, which have a substantial impact upon our financial statements and which we believe are most important while assessing our financial condition and operating results:

Revenue Recognition

        We generate revenues from the sale of printers, inks and consumable products and from servicing our products. We generate revenues from the sale of our products directly to end-users and indirectly through independent distributors. Revenues from these independent distributors are deferred until our products are installed in their customers’ premises, provided, that all other revenue recognition criteria are met.

        Revenues from printer sales are recognized in accordance with Staff Accounting Bulletin No. 104 “Revenue Recognition in Financial Statements” upon installation, provided that the collection of the resulting receivable is probable, persuasive evidence of an arrangement exists, no significant obligations in respect of installation remain and the price is fixed or determinable. We do not grant a right of return.

        When a sale involves multiple elements, such as sales of printers that include a right to receive specified upgrades, the entire fee from the arrangement is evaluated under Emerging Issues Task Force No. 00-21, “Revenue Arrangements with Multiple Deliverables.” In such arrangements NUR accounts for the separate elements as different units of accounting, provided that the delivered element has value to the customer on a standalone basis and there is objective and reliable evidence of the fair value of the undelivered element. In cases where there was no objective and reliable evidence of the fair value of the undelivered element, NUR accounts for the total arrangement as one unit of accounting. As such, NUR recognizes revenue for the arrangement only when all revenue recognition criteria are met for the undelivered element.

        We consider all arrangements with payment terms extending beyond the standard payment terms not to be fixed or determinable. If the fee is not fixed or determinable, revenue is recognized as payments become due from the customer, provided that all other revenue recognition criteria have been met.

        Revenues from ink and other consumable products are generally recognized upon shipment assuming all other revenue recognition criteria have been met.

        Revenues from services are comprised of maintenance and support arrangements. Revenues from maintenance and support arrangements are recognized on a straight-line basis over the term of the arrangement.

        In cases we traded-in old printers as part of sales of new printers, the fair value of the old printer is recorded as revenue, provided that such value can be determined. If such value can not be determined, the old printer is recorded at a zero value.

        We follow very specific and detailed guidelines, several of which are discussed above, in measuring revenue; however, certain judgments affect the application of our revenue recognition policy.

        Our revenue recognition policy takes into consideration the creditworthiness and past transaction history of each customer in determining the probability of collection as a criterion of revenue recognition. This determination requires the exercise of judgment, which affects our revenue recognition. If we determine that collection of a fee is not probable, we defer the revenue recognition until the time collection becomes probable, which is generally upon receipt of cash.

        We restated our financial statements for 2002 and 2003 to reflect revised accounting treatment of revenue recognition accounting policies to revenues consummated in 2001, 2002 and 2003.

Allowance For Doubtful Accounts

        NUR maintains an allowance for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments, which is included in bad debt expense. NUR determines the adequacy of this allowance by regularly reviewing the structure of its accounts receivable aging and evaluating individual customer receivables, considering customers’ financial condition, credit history and current economic conditions. If the financial condition of NUR’s customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required in future periods. NUR’s customers include commercial printing companies, sign printers, screen printers, billboard and media companies, professional photo labs, and digital printing service providers. Among NUR’s customers, there are small and medium size businesses, which are sensitive to adverse changes in the market. Such adverse changes include declines in demand for services offered by customers and their inability to obtain financing. The nature of those customers and the market recession, together with NUR incurring significant losses in 2003 and the diminished probability of collecting these past due debts caused NUR to record an increased allowance for doubtful accounts in 2004. As a result of NUR’s requirement for additional funding in 2005, NUR increased its efforts collecting outstanding doubtful accounts from customers with low collectivity profile. Furthermore, during 2005 NUR completed collection procedures that were previously initiated against a portion of its doubtful accounts and decided to write-off such accounts from the balance sheet. As a result, NUR’s allowance for doubtful accounts as a percentage of accounts receivable decreased from over 50% as of December 31, 2004 to 43% as of December 31, 2005.

        On December 31, 2003, 2004 and 2005, our accounts receivable balance, net of allowance for doubtful accounts, was approximately $13.1 million, $11.0 million and $7.3 million, respectively.

Inventory Valuation

        At each balance sheet date, we evaluate our inventory balance for excess quantities and obsolescence. This evaluation includes analysis of sales levels by product line and projections of future demand. In addition, we write off inventories that are considered obsolete. Remaining inventory balances are adjusted to the lower of cost or market value. If future demand or market conditions are less favorable than our projections, additional inventory write-downs may be required and would be reflected in cost of sales in the period the revision is made. During 2003, 2004 and 2005, we recognized inventory write-offs of $13.2, $9.7 million and $2.7 million, respectively.

Deferred Income Taxes

        We record income taxes using the asset and liability approach. Deferred income tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective income tax bases, and net operating loss and tax credit carry-forwards. Our financial statements contain reserved tax assets, which have arisen as a result of net operating losses, primarily incurred in 2001, 2002, 2003, 2004 and 2005, as well as other temporary differences between book and tax accounting. Significant management judgment is required in determining our deferred tax assets and any valuation allowance recorded against our net deferred tax assets. We have considered future taxable income, prudent and feasible tax planning strategies and other available evidence in determining the need for a valuation allowance. We evaluate all of these factors to determine whether it is more likely than not that some portion or all of the deferred income tax assets will not be realized. As a result of significant net operating losses incurred in 2001, 2002, 2003, 2004 and 2005 and uncertainty as to the extent and timing of profitability in future periods, we have provided valuation allowances for tax assets. The establishment and amount of the valuation allowance requires significant estimates and judgment and can materially affect our results of operations. If the realization of deferred tax assets in the future is considered more likely than not, an adjustment to the deferred tax assets would increase net income in the period such determination is made.

        We restated our financial statements for 2003 to reflect revised accounting treatment of deferred tax valuation in 2003.

Litigation

        Management sets aside liabilities related to litigation brought against us when the amount or a range of the potential loss can be estimated and it is probable that a loss will be incurred. In determining whether liabilities should be recorded for pending litigation claims, NUR assesses the allegations made and the likelihood that it will successfully defend itself. When NUR believes that it is probable that it will not prevail in a particular matter, it then estimates the amount of the liability based in part on advice of legal counsel. As litigation progresses, we continue to assess our potential liability and revise our estimates accordingly. Such revisions in our estimates could materially impact our results of operations and financial position. Estimates of litigation liability affect our other accounts payable and accrued expenses line item in our consolidated balance sheet and our general and administrative expense line item in our statement of income.

Stock-Based Compensation

        To date, we have accounted for stock-based compensation by using the intrinsic value based method in accordance with the provision of Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB No. 25”) and related interpretation. Accordingly, we have only recorded compensation expense for any stock option granted with an exercise price that is less than the fair market value of the underlying stock at the date of grant. Refer to the section entitled “Recent Accounting Pronouncements” in our Consolidated Financial Statements included in “Item 18: Financial Statements” for a discussion of the impact of the recently SFAS No. 123R, on our recording of stock-based compensation for interim or annual reporting periods beginning on or after December 15, 2005.

Recently issued accounting guidance

        In November 2004, the FASB issued Statement of Financial Accounting Standard No. 151, “Inventory Costs, an Amendment of Accounting Research Bulletin (“ARB”) No. 43, Chapter 4” (“SFAS No. 151”). SFAS No. 151 amends ARB No. 43, Chapter 4, to clarify that abnormal amounts of idle facility expense, freight handling costs and wasted materials (spoilage) should be recognized as current-period charges. In addition, SFAS No. 151 requires that the allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SAFS No. 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. NUR adopted SFAS No. 151 in 2005, prior to its mandatory effective date, and recognized $1.1 million as current period charges related to indirect costs which were not allocated to printers that were manufactured during that period. Allocation of production indirect costs was based on the normal capacity of our production facilities.

        In December 2004, the FASB issued SFAS No. 123R. SFAS No. 123R requires that the compensation cost relating to share-based payment transactions be recognized in financial statements. That cost will be measured based on the fair value of the equity or liability instruments issued. SFAS No. 123R covers a wide range of share-based compensation arrangements including share options, restricted share plans, performance-based awards, share appreciation rights and employee share purchase plans. SFAS No. 123R replaces SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS No. 123”) and supersedes APB No. 25. We have adopted SFAS No. 123R using the “modified prospective” method. The “modified prospective” method requires compensation cost to be recognized beginning with the effective date (a) based on the requirements of SFAS No. 123R for all share-based payments granted after the effective date and (b) based on the requirements of SFAS No. 123 for all awards granted to employees prior to the effective date of SFAS No. 123R that remain unvested on the effective date. The exact impact of adoption of SFAS No. 123R cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. However, had we adopted SFAS No. 123R in prior periods, the impact of that standard would have approximated the impact of SFAS No. 123 as described in the disclosure of pro forma net loss and loss per share in Note 2v to our financial statements set forth elsewhere in this annual report.

        In March 2005, the SEC released SEC Staff Accounting Bulletin No. 107, “Share Based Payment” (“SAB 107”). SAB 107 provides the SEC’s staff position regarding the application of SFAS No. 123R and contains interpretive guidance relating to the interaction between SFAS No. 123R and certain SEC rules and regulations, and also provides the SEC staff’s view regarding the valuation of share-based payment arrangements for public companies. SAB 107 highlights the importance of disclosures made relating to the accounting for share-based payment transactions. We evaluated the expected term of the options granted in 2005 in accordance with the guidance of SAB 107.

        In May 2005, the FASB issued Statement of Financial Accounting Standard No. 154, “Accounting Changes and Errors Corrections” (“SFAS No. 154”). SFAS No. 154 replaces Accounting Principles Board Opinion No. 20, “Accounting Changes,” and Statement of Financial Accounting Standard No. 3, “Reporting Accounting Changes in Interim Financial Statements,” although it carries forward some of their provisions. SFAS No. 154 requires retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. A change in depreciation, amortization, or depletion method for long-lived, non-financial assets will be accounted for as a change in accounting estimate. SFAS No. 154 is effective for changes in accounting principle made in fiscal years beginning after December 15, 2005. We do not expect the adoption of SFAS No. 154 to have material impact on our financial position or results of operations.

Geographic Breakdown of Revenues

        We sell our products and services throughout the world. Revenues are generally attributed to the location of the sale of the product or service to the end-user. The tables below shows the breakdown of revenues by categories of activities and into geographic markets in the years ended December 31, 2005, 2004 and 2003.

	Year Ended December 31,
REGION	2003	2004	2005
	(In thousands of U.S. dollars)

Asia	$10,760	$11,451	$12,401
America	18,569	26,843	21,246
Europe, Middle East & Africa	39,385	38,429	37,731

Total Revenues	$68,714	$76,723	$71,378

	Year Ended December 31,
CATEGORY	2003	2004	2005
	(In thousands of U.S. dollars)

Printers	$44,325	$51,198	$46,783
Ink	17,637	18,379	19,226
Substrates	2,321	1,749	1,063
Services	4,431	5,397	4,306

Total Revenues	$68,714	$76,723	$71,378

Results of Operations

        The following table sets forth for the periods indicated certain line items from NUR’s statement of operations as a percentage of NUR’s revenues:

	2003	2004	2005

Revenues:
Products	93.6%	93.0%	94.0%
Service	6.4	7.0	6.0
Total revenues	100%	100%	100%

Cost of revenues:
Products	50.2	58.1	60.9
Inventory write-off	19.1	12.6	3.8
	69.3	70.7	64.7
Services	10.0	8.2	8.1
Total cost of revenues	79.3	78.9	72.8

Gross profit	20.7	21.1	27.2

Research and development, net	9.5	10.4	9.9
Selling and marketing	16.5	12.4	15.2
General and administrative expenses	16.2	14.1	17.1
Doubtful accounts expenses (income)	9.7	8.2	(1.6)
Amortization and impairment of technology and other intangible
assets	0.2	1.1	0.2
Restructuring charges	2.9	-	-
Operating loss	(34.3)	(25.1)	(13.7)
Financial expenses, net	2.0	3.4	4.8
Fair value of warrants issued to former Director	-	-	2.0
Other expense	0.3	-	-
Taxes on income	1.7	-	0.1
Net loss	(38.3)	(28.5)	(20.6)

        The above table presents the financial data for NUR together with our subsidiaries NUR Media Solutions, NUR America, NUR Europe, NUR Shanghai, NUR Asia Pacific, Salsa Digital Printers, NUR Hungary Trading and Software Licensing Limited Liability Company, NUR DO Brazil, Encre Consumables B.V. and NUR Japan. Financial data for Stillachem is included only with respect to the first three months of 2003, and financial data for NUR Pro Engineering is included only with respect to 2004.

        Certain amounts from prior years have been reclassified to conform to the current year presentation. The reclassification had no effect on previously reported net loss and shareholders’ deficiency. Among other things, prior years’ balances in the consolidated statements of cash flows were reclassified to appropriately present net cash used in operating activities, net cash provided by financing activities and the effect of exchange rates changes on cash and cash equivalents. These amounts were reclassified to properly present the effect of adjustments of foreign currency translation on change in operating assets and liabilities, short-term bank credit and adjustment to net loss of foreign currency exchange differences on inter-company balances with foreign subsidiaries.

Year Ended December 31, 2005 Compared with Year Ended December 31, 2004

        Revenues. Revenues from product sales and services were approximately $71.4 million in the year ended December 31, 2005, compared to approximately $76.7 million in the year ended December 31, 2004.

        The decrease in revenues of $5.3 million was primarily due to a decrease in sales in North and South America and partly due to a decline in sales in Europe. This decrease in revenues is primarily due to NUR’s unstable financial situation in the second half of 2005.

        NUR expects that revenues during 2006 will increase in all geographical regions. NUR expects that the release of new products, such as the NUR Expedio 3200 wide-format UV inkjet in March 2006 and the NUR Tempo II in April 2006, will have a positive effect on revenues in 2006.

        Revenues-products. Revenues from sales of products were approximately $67.1 million (or 94.0% of total revenues) in the year ended December 31, 2005, compared to approximately $71.3 million (or 93.0% of total revenues) in the year ended December 31, 2004.

        The decrease of approximately $4.2 million was primarily due to NUR’s unstable financial situation and management’s focus on securing additional funding for ongoing operations.

        Revenues-services. Revenues from services rendered were approximately $4.3 million (or 6.0% of total revenues) in the year ended December 31, 2005, compared to $5.4 million (or 7.0% of total revenues) in the year ended December 31, 2004.

        The decrease of approximately $1.1 million was primarily due to increased competition and a lower level of customer demand for maintenance services.

        Cost of revenues.  The cost of revenues was approximately $52.0 million (or 72.8% of total revenues) in the year ended December 31, 2005, compared to $60.5 million (or 78.9% of total revenues) in the year ended December 31, 2004.

        NUR adopted SFAS No. 151 in 2005, prior to its mandatory effective date, and recognized $1.1 million as current period charges related to indirect costs which were not allocated to printers that were manufactured during that period. Allocation of production’s indirect costs was based on the normal capacity of our production facilities.

        NUR implemented a cost reduction plan and therefore expects that the cost of revenues as a percentage of revenues will decrease during 2006 compared to the percentage reported in 2005.

        Cost of Revenues-products.  Total cost of revenues-products was approximately $46.2 million (or 64.7% of total revenues) in the year ended December 31, 2005, compared to $54.3 million (or 70.7% of total revenues) in the year ended December 31, 2004. Cost of revenues-products, before the inventory write-off, was approximately $43.5 million (or 60.9% of total revenues) in the year ended December 31, 2005, compared to $44.6 million (or 58.1% of total revenues) in the year ended December 31, 2004.

        The inventory write-off reported in 2005 is primarily associated with scrapped spare parts that have no alternative use and that NUR does not expect to use in the future. The inventory charge consists of $2.7 million in raw material, which will become obsolete as a result of slow usage.

        Cost of revenues-services.  Cost of revenues-services was approximately $5.8 million (or 8.1% of total revenues) in the year ended December 31, 2005, compared to $6.3 million (or 8.2% of total revenues) in the year ended December 31, 2004.

        Gross Profit. The gross profit was approximately $19.4 million in the year ended December 31, 2005, compared to $16.2 million in the year ended December 31, 2004. The gross profit as a percentage of revenues has increased from 21.1% in the year ended December 31, 2004 to 27.2% in the year ended December 31, 2005.

        The increase in gross profit as a percentage of revenues is primarily due to the higher inventory write-off of $9.7 million in the year ended December 31, 2004 compared to the inventory write-off of $2.7 million in the year ended December 31, 2005. In 2005, the effect of the decrease in inventory write-off was offset by the high overhead charges that resulted from lower production activities during the second half of 2005, decrease in revenues-services and the impact of fixed cost components in the form of labor and labor related expenses..

        We implemented a cost reduction plan and therefore we expect that the gross profit during 2006 will increase compared to the gross profit reported for 2005.

        Expenses. Research and development costs were approximately $7.1 million in the year ended December 31, 2005, compared to $8.0 million in the year ended December 31, 2004. The decrease in research and development costs was attributed to NUR’s decision to reduce its research and development activities and withhold certain development projects as a result of its concentration on securing additional funds during the second half of 2005. Repayment of government grants in 2005 and 2004 were $0.23 million and $0.23 million, respectively. In 2006, NUR expects to continue to invest in research and development of new products and enhancements of existing products.

        Selling and marketing expenses were approximately $10.9 million in the year ended December 31, 2005, compared to approximately $9.5 million in the year ended December 31, 2004. The majority of sales and marketing expenses were incurred by our subsidiaries, NUR Europe (43.1% of the aggregate amount, or $4.7 million), NUR America (26.6% of the aggregate amount, or $2.9 million) and NUR Asia Pacific (11.0% of the aggregate amount, or $1.2 million). The balance of sales and marketing expenses of 19.3% (or $2.1 million) were incurred by our corporate marketing department. The increase in selling and marketing expenses is primarily due to the increase in the sales and marketing force during the first half of 2005.

        General and administrative expenses increased to approximately $12.2 million for the year ended December 31, 2005, from $10.8 million for the year ended December 31, 2004. This increase is primarily due to audit and legal expenses incurred in connection with the restatement of our financial statements for prior periods, appealing the decision of Nasdaq to delist our ordinary shares from trade on the Nasdaq Capital Market and accrual for legal claims against us.

        Doubtful accounts income was $1.1 million for the year ended December 31, 2005, compared to an expense of $6.3 million for the year ended December 31, 2004. The decrease is primarily due to our focus on collection during 2005 as a result of our unstable financial situation. Due to the increased attention we were able to collect a large sum from accounts that were previously provided for.

        Amortization and impairment of technology and other intangible assets was $0.2 million for the year ended December 31, 2005, compared to $0.9 million for the year ended December 31, 2004. The decrease is primarily due to impairment of acquired technology and customer list in the amount of $0.7 million in the year ended December 31, 2004. Amortization expenses during the years ended December 31, 2005 and 2004, were $0.2 and $0.1, respectively.

        We intend to increase our market reach and therefore expect that selling and marketing expenses during 2006 will be higher than those reported for 2005.

        Financial expenses increased to $3.4 million in the year ended December 31, 2005, compared to $2.6 million in the year ended December 31, 2004. This was primarily due to an increase of $0.2 million in interest payments for short-term and long-term loans that resulted from an increase in the LIBOR interest rate, and an increase of $0.7 million in expenses related to foreign currency translation primarily in Euro and New Israeli Shekel.

        Other expenses in the amount of $1.4 million were recorded in 2005 based on the fair value of warrants granted to Dan Purjes, a former chairman and controlling shareholder of NUR, in connection with a voting trust agreement. For more information see “Item 7.B: Related Party Transactions” and “Item 10.C: Material Contracts.”

        Taxes. Taxes on income were $0.04 million in the year ended December 31, 2005, as compared to taxes on income of $0.02 in the year ended December 31, 2004.

Year Ended December 31, 2004 Compared with Year Ended December 31, 2003

        Revenues. Revenues from product sales and services were approximately $76.7 million in the year ended December 31, 2004, compared to approximately $68.7 million in the year ended December 31, 2003.

        The increase of revenues of $8.0 million was primarily due to the increased sale efforts in NUR’s North American subsidiary, following its reorganization under a new local management and the relocation of its headquarters from San Antonio, Texas to Moonachie, New Jersey. Revenues from North and Latin America increased by 44.1% (or $8.2 million) from $18.6 million in 2003 to $26.8 million in 2004. The remaining increase is attributable to sales in Asia-Pacific of 6.5% (or $0.7 million) which is offset by a decrease of sales in Europe, the Middle East and Africa of 2.5% (or $1.0 million).

        Revenues-products. Revenues from products were approximately $71.3 million (or 93.0% of total revenues) in the year ended December 31, 2004, compared to approximately $64.3 million (or 93.6% of total revenues) in the year ended December 31, 2003.

        The increase in revenues from products of approximately $7.0 million was mainly attributable to the introduction of the NUR Tempo flatbed printer during the fourth quarter of 2003 and the NUR Expedio during 2004. This increase was offset by a decrease of $0.6 million attributable to our decision to cease the sales of substrates as of July 2003.

        Revenues-services. Revenues from services were approximately $5.4 million (or 7.0% of total revenues) in the year ended December 31, 2004, compared to approximately $4.4 million (or 6.4% of total revenues) in the year ended December 31, 2003.

        The increase in revenues from services of approximately $1.0 million was mainly attributable to the increase in NUR’s printer installed base.

        Cost of revenues.  The cost of revenues was approximately $60.5 million (or 78.9% of total revenues) in the year ended December 31, 2004, compared to $54.5 million (or 79.3% of total revenues) in the year ended December 31, 2003.

        Cost of Revenues-products.  Total cost of revenues-products was approximately $54.3 million (or 70.7% of total revenues) in the year ended December 31, 2004, compared to $47.7 million (or 69.3% of total revenues) in the year ended December 31, 2003.

        The inventory charge reported in 2004 is mainly associated with our decision to cease the sales of the NUR Salsa and NUR Ultima printers due to diminished customer demand and in order to optimize our current and future product lines. The inventory charge includes $7.7 million in raw material which will become obsolete as a result of slow usage for this product line, and $2.0 million in finished goods.

        Cost of revenues-services.  Cost of revenues-services was approximately $6.3 million (or 8.2% of total revenues) in the year ended December 31, 2004, compared to $6.8 million (or 9.9% of total revenues) in the year ended December 31, 2003.

        Gross Profit. The gross profit was approximately $16.2 million in the year ended December 31, 2004, compared to $14.2 million in the year ended December 31, 2003. The gross profit as a percentage of revenues has increased from 20.7% in the year ended December 31, 2003 to 21.1% in the year ended December 31, 2004.

        The increase in gross profit as a percentage of revenue is mainly attributed to the write-off of $9.7 million in the year ended December 31, 2004 compared to $13.2 million in the year ended December 31, 2003. The effect of the inventory write-off was offset by a 15% decline in the average selling prices of our products during 2004 which resulted from competition pressures, decrease in revenues-services and the impact of fixed cost components in the form of labor and labor related expenses.

        Expenses. Research and development costs, net of government grants, were approximately $8.0 million in the year ended December 31, 2004, compared to $6.5 million in the year ended December 31, 2003. Excluding government grants, the costs were approximately $8.0 million in the year ended December 31, 2004, compared to $7.1 million in the year ended December 31, 2003. The increase in research and development costs was attributed to our efforts during 2004 to develop new technologies that would extend NUR’s market within 2-3 years. The government grants charges in 2004 are attributable to repayments of grants of $0.23 million and an additional accrual of $0.40 million relating to a dispute with the OCS (for more information see “Item 8.A: Legal Proceedings”).

        Selling and marketing expenses were approximately $9.5 million in the year ended December 31, 2004, compared to approximately $11.3 million in the year ended December 31, 2003. The majority of sales and marketing expenses were incurred by our subsidiaries, NUR Europe, NUR America and NUR Asia Pacific. The decrease in expenses is mostly attributable to organizational changes implemented during 2003, including the appointment of a local senior management in our subsidiaries in North America and Asia Pacific and a more focused marketing activities.

        General and administrative expenses were approximately $10.8 million for the year ended December 31, 2004, compared to approximately $11.1 million in the year ended December 31, 2003. The restatement of accounting for the $3.5 million credit line commitment of July 2003 reduced the general and administrative expenses recorded for the year ended December 31, 2003 by approximately $0.07 million as detailed in the table below.

        Doubtful accounts expenses were $6.3 million for the year ended December 31, 2004, compared to $6.7 million for the year ended December 31, 2003. NUR made its determination to write-off the bad debts in 2003 and 2004 primarily because of the decrease of NUR’s operations in the Chinese market, deterioration in financial state of many of NUR’s customers and prolonged commercial disputes or legal proceedings. The write-off of bad debts in 2003 and 2004 followed NUR’s efforts to collect these bad debts, which were primarily incurred in prior years, by commencing legal action through local legal counsel in the relevant jurisdictions. During the preparation of its 2003 and 2004 annual reports, NUR reassessed the collectibility of these bad debts and determined that there was a low probability of success in collecting these bad debts.

        Amortization and impairment of technology and other intangible assets was $0.9 million for the year ended December 31, 2004, compared to $0.1 million for the year ended December 31, 2003. The increase in the amortization and impairment of technology and other intangible assets was mainly attributed to impairment of acquired technology and customer list in the amount of $0.7 million in the year ended December 31, 2004. Amortization expenses during the years ended December 31, 2004 and 2003 were $0.1 and $0.1, respectively.

        During the second quarter of 2003, NUR decided to perform a series of strategic initiatives intending to further reduce costs and increase efficiency. As a result, approximately 58 positions were eliminated by the group in 2003. The restructuring charges consisted of consolidating the operations of NUR Media Solutions S.A. and NUR Europe, relocating Salsa Digital Printers Ltd. operations to Israel and relocating the operations of NUR Macroprinters (Shanghai) Ltd. to NUR Asia Pacific.

        Financial expenses increased to $2.6 million in the year ended December 31, 2004, compared to $1.4 million in the year ended December 31, 2003. This increase was mainly due to increases in interest rates paid by NUR in respect of bank loans taken to finance the cash portion of the Salsa Digital acquisition in 2000 and foreign exchange gains.

        Taxes. Taxes on income were $0.02 million in the year ended December 31, 2004, as compared to taxes on income of $1.2 million in the year ended December 31, 2003. The charges for 2003 include a charge of a tax asset of $1.0 million.

Impact of Inflation, Devaluation and Fluctuation of Currencies

        Most of NUR’s sales are in U.S. dollars and in the Euro. In addition, a substantial portion of costs are incurred outside Israel in U.S. dollars or paid in U.S. dollars, Euro or in New Israeli Shekel linked to the exchange rate of the U.S. dollar. Costs not effectively denominated in U.S. dollars are translated to U.S. dollars, when recorded, at prevailing exchange rates for the purposes of NUR’s consolidated financial statements, and will increase if the rate of inflation in Israel exceeds the devaluation of the Israeli currency against the U.S. dollar or if the timing of such devaluations were to lag considerably behind inflation. Consequently, NUR is and will be affected by changes in the prevailing NIS/U.S. dollar exchange rate.

        NUR may also be affected by the U.S. dollar exchange rate to the Euro. Our sales of products and service in Europe, as well as purchases of components, are dominated by the Euro. The existence of a balance of Euro based assets which are mostly derived from sale of products and service over Euro based liabilities which are mostly related to purchase of components, exposes us to financial losses deriving from a potential devaluation of the U.S. dollar against the Euro. In order to reduce such exposure to the Euro, we offset balances of Euro based assets by taking loans in Euro. The Euro was evaluated against the U.S. dollar by approximately 20.4% and 7.9% in 2003 and 2004, respectively, and devaluated by approximately 13.3% in 2005. NUR cannot predict whether these conditions will have a material adverse effect on it.

        The annual rate of inflation in Israel was (1.88)% in the year ended December 31, 2003, increased to 1.2% in the year ended December 31, 2004 and increased to 2.38% in the year ended December 31, 2005. The New Israeli Shekel was evaluated against the U.S. dollar by approximately 7.6% and 1.6% in 2003 and 2004, respectively, and devaluated by approximately 6.8% in 2005. NUR cannot predict whether the rate of devaluation of the New Israeli Shekel against the U.S. dollar will continue to exceed the rate of inflation in the future and whether these conditions will have a material adverse effect on NUR.

        The representative dollar exchange rate for converting the New Israeli Shekel to U.S. dollars, as reported by the Bank of Israel, was NIS 4.603 for one-dollar U.S. on December 31, 2005. The representative dollar exchange rate was NIS 4.308 on December 31, 2004 and NIS 4.379 on December 31, 2003.

        Certain transactions and balances of NUR and certain subsidiaries are denominated by U.S. dollars and presented at their original amounts. Non-dollar transactions and balances have been remeasured to dollars in accordance with Statement of Financial Accounting Standards No. 52, “Foreign Currency Translation.” All transaction gains and losses from remeasurement of monetary balance sheet items denominated in non-dollar currencies are reflected in the statements of operations as financial income or expenses, as appropriate. For those subsidiaries whose functional currency has been determined to be their local currency, assets and liabilities are translated at year-end exchange rates and statement of operations items are translated at average exchange rates prevailing during the year. Such translation adjustments are recorded as a separate component of accumulated other comprehensive loss in shareholders’ equity (deficiency). The average exchange rates during the years ended December 31, 2003, 2004 and 2005 were 4.548, 4.482 and 4.487 NIS for one U.S. dollar, respectively. The exchange rate as of June 30, 2006 was NIS 4.44 for one U.S. dollar.

B.	Liquidity and Capital Resources

        NUR has incurred operating losses during the last five years. NUR may need additional funds if it seeks to expand its operations or if it does not meet its expected revenues in future quarters. If NUR is unable to raise funds through public or private financing of debt or equity, it will be unable to fund expenditures on research and development or the production and marketing of its products that could ultimately improve its financial results. We cannot assure you that additional financing will be available on commercially reasonable terms or at all. We currently have no commitments for additional financing.

        NUR’s capital requirements and level of expenses depend upon numerous factors, including the scope and success of our marketing and customer service efforts, and of our research and development activities, as well as the demand for NUR’s products and services.

        We have historically funded our operations primarily through the private sale of our equity securities and commercial bank loans. We invest our excess cash in cash and cash equivalents that are highly liquid. At December 31, 2005 we had approximately $9.3 million of cash and cash equivalents compared with $8.7 million at December 31, 2004 and $10.3 million at December 31, 2003.

        As of December 31, 2005, NUR does not have material commitments for capital expenditures. During the first half of 2006 we made leasehold improvements in our new manufacturing site in Lod, Israel. We invested and expect to further invest in these leasehold improvements approximately $0.50 million until the site preparations are completed.

        Prior years’ balances in the consolidated statements of cash flows were reclassified to appropriately present net cash used in operating activities, net cash provided by financing activities and the effect of exchange rates changes on cash and cash equivalents. These amounts were reclassified to properly present the effect of adjustments of foreign currency translation on change in operating assets and liabilities, short-term bank credit and adjustment to net loss of foreign currency exchange differences on inter-company balances with foreign subsidiaries.

Operating activities

        In the year ended December 31, 2005, NUR had a net loss of $14.7 million. Net cash used in operating activities was approximately $4.1 million. The main changes in NUR’s working capital were: (i) a decrease of approximately $2.5 million in trade accounts receivable and long-term trade accounts receivable; (ii) a decrease of approximately $5.7 million in trade payables; and (iii) a decrease of approximately $3.6 million in inventories.

        In the year ended December 31, 2004, NUR had a net loss of $22.0 million. Net cash used in operating activities was approximately $1.5 million. The main changes in NUR’s working capital were: (i) a decrease of approximately $5.2 million in trade accounts receivable and long-term trade accounts receivables; (ii) an increase of approximately $8.4 million in trade payables; and (iii) an increase of approximately $8.4 million in inventories.

        In the year ended December 31, 2003, NUR had a net loss of $26.4 million. Net cash used in operating activities was approximately $10.0 million. The main changes in NUR’s working capital were: (i) a decrease of approximately $11.3 million in trade accounts receivable and long-term trade accounts receivable; and (ii) a decrease of approximately $7.2 million in trade payables.

Investing activities

        Net cash used in investing activities was approximately $0.1 million in the year ended December 31, 2005, which is primarily due to purchase of office furniture and equipment in the amount of $0.8 million, which was offset by a release of restricted cash in the amount of $0.5 million. Net cash used in investing activities was approximately $2.0 million in the year ended December 31, 2004, consisting mainly of $2.1 million that were attributed to the purchase of property and equipment. Net cash used in investing activities was approximately $1.1 million in the year ended December 31, 2003, consisting mainly of purchase of property and equipment.

Financing activities

        Net cash provided by financing activities in the year ended December 31, 2005 was approximately $4.4 million, deriving primarily from the issuance of shares and warrants in the aggregate net amount of $4.9 million, an increase in short-term bank credit and short-term bank loans in the amount of $1.5 million and a principal repayment of long-term loans in the amount of $2.1 million.

        In April 2004, we closed a private placement of approximately $3.0 million through the issuance of 2,586,140 of our ordinary shares to several investors at a price of $1.16 per share. The investors also received warrants to purchase additional 646,542 ordinary shares at an exercise price of $1.54 per warrant share, exercisable until March 2009. We also issued warrants to the placement agent to purchase an aggregate of up to 129,310 ordinary shares at an exercise price of $1.16 per share, exercisable until March 2009 and paid the placement agent, Duncan Capital Group, LLC, a cash fee of $142,798. Dan Purjes, our former chairman and former controlling shareholder, is the chairman of one of the investors, X Securities Ltd. that purchased 81,897 ordinary shares for $95,000 and received warrants to purchase 20,474 ordinary shares.

        In October 2005, we raised $12 million through the private placement of 34,285,714 of our ordinary shares to a group of investors led by Fortissimo at a price of $0.35 per share. The Fortissimo investors also received warrants to purchase up to 25,714,286 ordinary shares at an exercise price of $0.40 per warrant share, exercisable until October 2010. As of December 31, 2005, out of the total funds raised, only the first installment of $5 million was received in accordance with the terms of the private placement. For more information see “Item 10.C: Material Contracts.”

        NUR maintained long and short-term credit facilities in an aggregate amount of approximately $43.6 million and $39.0 million as of December 31, 2004 and December 31, 2005, respectively. As of December 31, 2005, NUR has an unutilized short-term credit in the amount of $3.2 million. During 2004 and 2005, NUR repaid approximately $0.8 million and $2.1 million on its long-term loans, respectively. As of December 31, 2005, NUR’s long-term loans which are linked primarily to the U.S. dollar, bear interest at rates of LIBOR plus 0.75%-2.5% per annum. As of December 31, 2005, debt to leasing companies carries interest at a rate ranging between 4.95% and 6.3% per annum.

        The following table shows the outstanding amounts owed to Bank Hapoalim, Bank Leumi and Discount Bank as of June 30, 2006:

Outstanding Debt
(in thousands of U.S. dollars)

	Credit Lines and short term loans (1)	Long-term loans (2)	Total

Bank Hapoalim	$5,884	$5,880	$11,764
Bank Leumi	$5,520	$4,034	$9,554
Discount Bank	$44	$1,923	$1,967

Total	$11,448	$11,837	$23,285

(1)	The short-term loans from Bank Hapoalim, Bank Leumi and Bank Discount bear an interest rate of LIBOR plus 0.75%.
(2)	The long-term loans from Bank Hapoalim and Bank Leumi bear an interest rate of LIBOR plus 2.50%.

        In June 2005, we amended the financial covenants governing the loan agreements with our lender banks for the second, third and fourth quarters of 2005. In addition, the banks agreed in writing to waive the non-performance by NUR of certain financial covenants for prior periods ended on March 31, 2005.

        On September 12, 2005, we entered into a debt restructuring agreement with Bank Hapoalim B.M., Bank Leumi Le-Israel B.M. and Israel Discount Bank Ltd. (the “Lender Banks”), which calls for the conversion of $14.5 million of outstanding debt into 8,000,000 warrants to purchase ordinary shares and a subordinated debt, and rescheduling the repayment of the remaining balance of its outstanding debt.

        Under the new agreements the Lender Banks converted $5 million of the then outstanding bank debt into a three-year, non-interest bearing subordinated notes, which will be payable upon certain “liquidation” events only after the Lender Banks received $15 million as repayment of their outstanding bank debt. Under the terms of an agreement entered into between Fortissimo and the Lender Banks on September 12, 2005, the subordinated notes were assigned by the Lender Banks to Fortissimo. See “Item 7.B: Related Party Transactions.”

        Under the new agreements, NUR also agreed to extend the expiration period of 1,340,000 warrants that were previously issued to the Lender Banks. The value of the 8,000,000 warrants issued to the Lender Banks together with the value of the extension of expiration of the previously issued warrants amounted to $4 million, which is recorded as an increase in NUR’s additional paid-in capital. Under Statement of Financial Accounting Standard No. 15, “Accounting by Debtors and Creditors for Troubled Debt Restructuring,” the balance between (a) the $14.5 million converted into 8 million warrants, and (b) the sum of the additional paid-in capital related to the Lender Banks’ warrants, is attributed to NUR’s long-term bank debt and is deemed to be accrued interest on the restructured bank debt. Future interest on the restructured debt will be recorded as a reduction to accrued interest and not as an interest expense. As of December 31, 2005, this accrued interest aggregates to $10.4 million.

        Under the terms of the new agreements, NUR has agreed to maintain certain financial ratios. The first measurement of the financial covenants will take place following the end of the third quarter of 2008 based on NUR’s financial results during the first three quarters of 2008, and will be measured on a quarterly basis thereafter, which measurement will take into account the previous four calendar quarters. If NUR does not meet the financial covenants mentioned above, it may remedy such default by paying to the Lender Banks, in a single payment upon the determination of the occurrence of such default principal that would have been paid quarterly during the twelve consecutive calendar months that immediately follow such default. The debt restructuring was consummated in December 2005. For more information regarding the debt restructuring agreement see “Item 10.C: Material Contracts.”

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

        We believe that the new agreements of September 2005 will allow a better alignment between the debt’s magnitude and NUR’s current business plan. Our failure to observe covenants when due or satisfy conditions under the loan agreements may result in the banks accelerating our obligations, which would obligate us to immediately repay all loans made by the banks plus penalties, and the banks would be entitled to exercise the remedies available to them under the credit facility, including enforcement of their lien against all our assets, which may result in a material adverse effect on our business and financial results. The long-term loans are repayable in annual installments beginning as of 2008 and until 2015.

        As of December 31, 2005, total current assets of NUR amounted to approximately $34.0 million, out of which $9.3 million was in cash and cash equivalents, compared with total current liabilities of approximately $37.5 million. The decrease in current assets is attributable primarily to decrease in inventory and account receivables.

        As of December 31, 2004, total current assets of NUR amounted to approximately $45.2 million, out of which $8.7 million was in cash and cash equivalents, compared with total current liabilities of approximately $72.9 million.

        Net cash provided by financing activities in the year ended December 31, 2004 was approximately $1.4 million, deriving primarily from the issuance of shares and warrants in the aggregate amount of $4.3 million, and decrease in short-term bank credit and short-term loans of $2.2 million.

        We have granted several security interests in our assets to various banks and leasing companies to secure bank credit lines and lease facilities.

Outstanding Warrants

        As of June 30, 2006, NUR had outstanding warrants exercisable into a total of 40,273,271 ordinary shares. Of such warrants (i) 70,000 were issued to Bank Hapoalim as part of the rescheduling of NUR’s long-term debt, (ii) 50,000 were issued to Bank Leumi as part of the rescheduling of NUR’s long-term debt (iii) 140,000 were issued to Bank Hapoalim as part of the amendments of the covenants governing the rescheduling of NUR’s long-term debt, (iv) 100,000 were issued to Bank Leumi as part of the amendments of the covenants governing the rescheduling of NUR’s long-term debt, (v) 11,000 were issued to Poalim Capital Markets as part of an out-of-court settlement, (vi) 505,000 were issued to Bank Hapoalim as part of the amendments of the covenants governing NUR’s debt, (vii) 350,000 were issued to Bank Leumi as part of the amendments of the covenants governing NUR’s debt, (viii) 27,000 were issued to Bank Discount as part of the amendments of the covenants governing NUR’s debt, (ix) 98,000 were granted to Bank Discount as part of the agreement regarding the covenants governing NUR’s debt, (x) 951,922 were granted to the investors participating in NUR’s credit line commitment in October 2003, (xi) 67,308 were granted to the placement agent in connection with NUR’s credit line commitment in October 2003, (xii) 112,903 were granted to the placement agent in connection with NUR’s credit line commitment in October 2003, (xiii) 646,542 were granted to the investors participating in NUR’s private placement in March 2004, (xiv) 129,310 were issued to Duncan Capital Group, LLC as placement agent in connection with NUR’s private placement of March 2004, (xv) 3,000,000 were granted to Dan Purjes in connection with a voting trust agreement and voting agreement discussed in “Item 10.C: Material Contracts”; (xvi) 25,714,286 were granted to investors participating in NUR’s private placement in August 2005 discussed in “Item 10.C: Material Contracts”; (xvii) 8,000,000 were granted to Bank Hapoalim, Bank Leumi and Discount Bank in September 2005 in connection with a debt restructuring agreement discussed in “Item 10.C: Material Contracts”; and (xvii) 300,000 were granted to the former president and chief executive officer in connection with the termination of his engagement. The Bank Hapoalim and Bank Leumi warrants are exercisable at $5.00 per share no later than August 2007. The additional Bank Hapoalim and Bank Leumi warrants are exercisable at $0.34 per share no later than September 2008. The Poalim Capital Markets warrants are exercisable at $0.784 per share no later than November 2006. The first Bank Discount warrant is exercisable at $0.72 per share no later than December 2008. The second Bank Discount warrant, the third Bank Hapoalim and Bank Leumi warrants are exercisable at $0.62 per share no later than January 2009. The credit line commitment warrants and the first credit line commitment placement agent warrants are exercisable at $0.52 per share no later than October 2008. The second credit line commitment placement agent warrants are exercisable at $0.62 per share no later than March 2009. The private placement warrants are exercisable at $1.54 per share no later than March 2009. The Duncan Capital warrants are exercisable at $1.16 per share no later than March 2009. The Dan Purjes warrants are exercisable at $0.75 per share no later than April 2010. The 2005 private placement warrants are exercisable at $0.40 per share no later than October 2010. The 2005 bank debt restructuring warrants are exercisable at $0.35 per share no later than December 2010. The former president and chief executive officer warrants are exercisable at $0.51 per share no later than December 2007.

C.	Research and Development, Patents and Licenses

        NUR’s research and development center, which currently engages 40 employees, is focused on developing new products, enhancing the quality and performance relative to price of our existing products, reducing manufacturing costs, upgrading and expanding our product line through the development of additional features and improving functionality in response to market demand.

        All of our research and development activities are conducted at our headquarters facility in Lod, Israel.

        Total research and development expenses, before royalty bearing grants, were approximately $7.1 million, $8.0 million and $7.1 million in the years ended December 31, 2003, 2004 and 2005, respectively. Royalty bearing grants amounted to $0.6 million in 2003. We did not receive royalty bearing grants in 2004 and 2005.

D.	Trend Information

Losses

        Operating losses during the years ended December 31, 2003, 2004 and 2005 were $23.6, $19.3 and $9.8 million, respectively. Most of our operating losses during the last three years are attributed to charges and write-offs of assets which were purchased during prior years and to our financial situation at the relevant periods.

Printers Sales

        Revenues from sales of the NUR printers, which comprised 65.5% of NUR’s total revenues in 2005, decreased by $4.4 million in 2005 compared to 2004. This decrease in revenues was primarily due to NUR’s unstable financial situation during the second half of 2005 and management’s focus on securing additional funding for ongoing operations.

        We can offer no assurance that NUR will be able to increase its market share in the wide and super wide format market or increase its revenues from sales of its printers.

Consumables Sales

        During the past few years, NUR has refocused its recurring revenues strategy for consumables. NUR ceased selling substrates in 2003 and has concentrated its efforts in selling and marketing consumables only to ink products. Revenues from consumables remained relatively the same and were only increased by 0.8% in 2005 compared to 2004. Revenues from ink products were increased by 4.6% in 2005 compared to 2004. NUR is constantly working on development of new products intended to maintain a differentiation between our ink products and those of our competitors.

        There can be no assurance that NUR will succeed in maintaining its market share in the consumables market or increase its revenues from sales of its consumables.

Gross Margins

        The increase in gross margins in 2005 was primarily due to the significant reduction in inventory write-offs.

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

        During 2005, we experienced a decline in our printers’ average selling prices by approximately 12.5%. The decline in selling prices was fueled by a price pressure introduced by our competitors. We expect that the price pressure will continue to characterize the wide and super wide format digital printing market. We are devoting substantial efforts to increase production efficiency and reduce cost of revenues in order to maintain and improve our gross margins. Our ability to successfully compete in those markets depends on our capability to increase our production efficiency.

E.	Off-Balance Sheet Arrangements

        We are not a party to any material off-balance sheet arrangements. In addition we have no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations.

F.	Contractual obligations

        The following table of our material contractual obligations as of December 31, 2005, summarizes the aggregate effect that these obligations are expected to have on our cash flows in the periods indicated:

	Payments due by period (in thousands of U.S. dollars)
Contractual Obligations	Total	2006	2007 - 2009	2010-2012	2013 and over

Long-Term Rent Obligations(1)	$3,379	$1,270	$1,882	$227	-
Capital (Finance) Lease obligations(2)	1,146	162	479	505	-
Operating Lease Obligations(3)	1,398	772	626	-	-
Accrued severance pay(4)	1,208	-	-	-	1,208
Long term loans(5)	17,684	753	3,376	6,233	7,322

Total	$24,815	$2,957	$6,363	$6,965	$8,530

(1)	We operate from leased premises in Lod’ and Ashkelon in Israel. We also lease premises for our subsidiaries’ activities in the United States, Hong Kong and Japan.
(2)	NUR Europe conducts its activities in Belgium from premises leased by it. Upon completion of payments, NUR Europe will own the premises.
(3)	Operating lease obligations relate to leases of motor vehicles.
(4)	Accrued severance pay relates to obligations to our Israeli employees as required under Israeli labor law. These obligations are payable, among others, upon termination, retirement or death of the respective employee. Of this amount, only $332 is unfunded.
(5)	Certain of our debt contain variable interest components. The data included in the table is based on the indexed rate in effect on the balance sheet date. Any perspective changes as a result of such variability are excluded.

ITEM 6: Directors, Senior Management and Employees

A.	Directors and Senior Management

        In October 2005, a group of investors led by Fortissimo invested $12 million in our company. Consequently, the structure of our Board of Directors was changed. In addition, during 2005 our previous executive officers were replaced. The directors and executive officers who left NUR during 2005 are as follows:

Name	Age	Former position with NUR

Robert F. Hussey	57	Acting Chairman of the Board of Directors
Tamar Peller	39	Director
David Amir	48	President and Chief Executive Officer
David Seligman	47	Chief Financial Officer

        The current directors and the executive officers of NUR are as follows:

Name	Age	Position with NUR

Yuval Cohen (1)	43	Chairman of the Board of Directors
Eli Blatt(1)	43	Director
Shmoulik Barashi	43	Director
Hemi Rafael(2)	54	Director
Oded Akselrod(3)	60	Director
Lauri A. Hanover (1)(3)(4)	46	Director
Koby Shtaierman(4)	51	Director
David Reis	45	President and Chief Executive Officer
Yosef Zylberberg	45	Chief Operating Officer and Chief Financial Officer

(1)	Member of NUR’s Stock Option and Compensation Committee.
(2)	Elected pursuant to a shareholders agreement between Fortissimo (on behalf of the several partnerships with respect to which it serves as general partner) and Kanir, dated October 31, 2005.
(3)	Member of NUR’s Audit Committee.
(4)	External Director.

        Other key employees of NUR are as follows:

Name	Age	Position with NUR

Assaf Eyal	45	Executive Vise President
Shuky Garibi	48	Vice President of Research and Development
Itzik Arbesfeld	39	Vice President of Human Resources
Eran Cohen	48	Vice President of Operation
Kobi Markovitz	53	Chief Technology Officer
Nachum Korman	44	President, NUR America, Inc.
Marco Baio	43	Managing Director, NUR Europe S.A.
Roni Klein	46	Managing Director, NUR Asia Pacific Limited

        The address of each of our executive officers, senior managers and directors is c/o NUR Macroprinters Ltd., 12 Abba Hillel Silver Street, P.O. Box 1281, Lod 71111, Israel.

        Yuval Cohen has served as a director of NUR since October 2005. Yuval is the Founding and Managing Partner of Fortissimo Capital Fund, a technology focused growth equity fund. Mr. Cohen is also the Chairman of Telrad. Prior to founding Fortissimo, Mr. Cohen was a General Partner at Jerusalem Venture Partners (JVP), an international venture capital firm with over $650 million under management. Mr. Cohen led JVP’s investments and served as a board member  in various companies including : Precise Software Solutions (Nasdaq: PRSE, later sold to Veritas, Nasdaq: VRTS), T.sqware, Inc. (sold to Globespan, Inc., Nasdaq: GSPN), PowerDsine Ltd. (Nasdaq: PDSN), Sheer Networks  (sold to Cisco, Nasdaq: CSCO), Teleknowledge Group  (sold to MTS, Nasdaq: MTSL), Celltick Technologies,  XMPie, Sphera Corporation, and Quarry Technologies. Between 1991 and 1997 Mr. Cohen worked in the Silicon Valley and held executive positions at DSP Group (Nasdaq: DSPG), VDOnet Corporation, and Intel Corporation (Nasdaq: INTC). Mr. Cohen received an MBA from the Harvard Business School and a B.Sc. in Industrial Engineering from Tel Aviv University.

        Eli Blatt has served as a director of NUR since October 2005 and as President and Interim Chief Executive Officer between December 2005 and February 2006. Mr. Blatt is a partner at Fortissimo. Prior to joining Fortissimo, Mr. Blatt was the CFO and VP operations of Noosh, Inc., a supplier of print management solutions. At Noosh, Mr. Blatt was responsible for the general management of finance and operations. In that capacity he managed the company’s M&A strategy and initiatives. Prior to joining Noosh, Mr. Blatt was the Director of Operations at CheckPoint Software Technologies Inc. (Nasdaq: CHKP), the worldwide leader in securing the Internet. At Checkpoint he was responsible for OEM operations, product licensing and customer service. Mr. Blatt was previously the Operations controller at Madge Networks (sold to Lucent, NYSE: LU). Prior to joining Madge, Mr. Blatt held senior Finance and Operations positions in Israel at Intel and Israel Chemicals. Mr. Blatt also serves on the Board of Directors of Telrad, a Fortissimo portfolio company. Mr. Blatt received an MBA degree, from Indiana University and a B.Sc. degree in Industrial Engineering from Tel-Aviv University.

        Shmoulik Barashi has served as a director of NUR since October 2005. Mr. Barashi is a partner at Fortissimo. Prior to joining Fortissimo, Mr. Barashi was a senior partner in BDO Ziv Haft, one of the five largest accounting firms in Israel. Ziv Haft is the Israeli representative office of the international accounting firm of BDO. BDO clients in Israel include two of the largest banks and many large public and private companies. At BDO, Mr. Barashi specialized in corporate finance, IPO’s, deal structuring, business consultancy, auditing and tax. Mr. Barashi established a department in the Jerusalem branch that focused on the preparation of business plans and that performed valuation analysis of companies. Mr. Barashi worked closely with several leading Israeli companies whose activities were primarily in the Israeli capital markets and in real estate. Prior to his activity in BDO, Mr. Barashi established his own accounting firm, which he merged into BDO Ziv Haft. Mr. Barashi received an MBA from Hebrew University (specialty – finance) and an LLM from Bar Ilan University. Mr. Barashi is a certified public accountant in Israel.

        Hemi Rafael has served as a director of NUR since June 2006. Mr. Raphael is an entrepreneur and a businessman involved in various real estate and financial investments. Mr. Raphael also serves as a director of Cargal Ltd. since May 2004. Prior thereto, from 1984 to 1994, Mr. Raphael was a partner at the law firm of Goldberg Raphael & Co. Mr. Raphael holds an LLB degree from the School of Law at the Hebrew University of Jerusalem and he is a member of the Israeli Bar Association and the California Bar Association.

        Oded Akselrod has served as a director of NUR since February 2002. Mr. Akselrod was the general manager of the Investment Corp. of United Mizrahi Bank Ltd., a wholly owned subsidiary of United Mizrahi Bank Ltd. that was merged into United Mizrahi Bank Ltd. on October 2004. Prior to joining the Investment Corp. of United Mizrahi Bank, from 1994 to 1997, Mr. Akselrod held the position of general manager of Apex-Leumi Partners Ltd. as well as Investment Advisor of Israel Growth Fund. Prior thereto, from 1991 to 1994, Mr. Akselrod served as general manager of Leumi & Co. Investment Bankers Ltd. Mr. Akselrod began his career in various managerial positions in the Bank Leumi Group including member of the management team of Bank Leumi, deputy head of the international division, head of the commercial lending department of the banking division, member of all credit committees at the Bank, assistant to Bank Leumi’s CEO and head of international lending division of Bank Leumi Trust Company of New York. Mr. Akselrod holds a Bachelor’s degree in Agriculture Economics from Hebrew University, Jerusalem and an MBA degree from Tel Aviv University. Mr. Akselrod is also a director of Moffet Technology Fund Israel Ltd. which is a publicly held company.

        Lauri A. Hanover has served as an external director of NUR since November 2003. Ms. Hanover is the senior vice president and chief financial officer of Lumenis Ltd. since August 2004. Prior to that she served as the corporate vice president and chief financial officer of NICE Systems Ltd. from 2000 to 2004. She previously served as executive vice president and chief financial officer of Sapiens International Corporation N.V., from 1997 to 2000.  From 1984 to 1997, Ms. Hanover served in a variety of financial management positions, including corporate controller at Scitex Corporation Ltd. and from 1981 to 1984 as financial analyst at Philip Morris Inc. (Altria).  Ms. Hanover holds a Bachelor’s degree in finance from the Wharton School of Business and a Bachelor-of-Arts degree from the College of Arts and Sciences, both of the University of Pennsylvania.  Ms. Hanover also holds a Master’s degree in business administration from New York University.  Ms. Hanover has served on the Board of Directors of Nova Measuring Instruments Ltd. since 2000. Ms. Hanover qualifies as an external director according to the Companies Law, 1999.

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

        David Reis has served as president and chief executive officer since February 2006. Mr. Reis has extensive previous experience in the wide-format inkjet production printing industry. Prior to joining NUR, Mr. Reis served as president and CEO of ImageID, a venture backed technology startup. Prior thereto, from 1996 to 2002 he was the president and CEO of Scitex Vision Ltd., a manufacturer of wide-format digital printers. Prior to joining Scitex Vision, Mr. Reis served as the president and CEO of Idanit, a manufacturer of digital printers that was acquired by Scitex Corporation in 1998. Mr. Reis holds a B.A. in Economics and Business Administration and an MBA from Denver University.

        Yosef Zylberberg has served as chief operating officer and chief financial officer since February 2006. Prior to joining NUR, Mr. Zylberberg served as chief financial officer and chief operating officer of several private and public companies. In his most recent position, Mr. Zylberberg served as chief operating officer of Kodak Versamark, a wholly owned subsidiary of Eastman Kodak Company (formerly Scitex Digital Printing). Previously, Mr. Zylberberg served in various senior positions in Scitex Corporation Ltd., a corporation traded on both Nasdaq and the Tel Aviv Stock Exchange, including as chief operating officer of Scitex Digital Printing, Inc., as corporate vice president and chief financial officer of Scitex Corporation Ltd., and as CFO and VP operations at Scitex America, Inc. Mr. Zylberberg holds a B.A. in Accounting and Economics and an MBA from Tel Aviv University.

        Assaf Eyal has served as an executive vice president responsible for sales, marketing, business development, ink and service since June 2006. Prior to joining NUR, Mr. Eyal served in Orbotech Ltd., a leading multi-national manufacturer of inspection tools serving the electronics and the Flat Panel Display industries for over 17 years in various management positions in the United States, Hong Kong and in the corporate world wide headquarters located in Israel. From 2001 to 2006, Mr. Eyal was the president of the Display Division of Orbotech. From 1998 to 2001, Mr. Eyal built the Orbotech’s FPD organization in the Asia-Pacific region including technical support, sales, marketing and applications. Mr. Eyal holds an M.Sc in Management from Lesley College, Cambridge, Massachusetts and a B.Sc in Material Engineering from the Ben Gurion University.

        Shuky Garibi has served as vice president of research and development since March 2006. Prior to joining NUR, Mr. Garibi served in various senior positions in Scitex Corporation, later Creo and recently Kodak.  In his most recent position Mr. Garibi served as Managing Director of Creo’s Scanner Division (now a wholly owned subsidiary of Kodak), and Scanner Products Line Manager. Prior to that, Mr. Garibi served for over 15 years in various research and development positions in Scitex Corporation. Mr. Garibi holds a B.Sc. in Electrical Engineering from Ben-Gurion University and an Executive MBA from Tel Aviv University.

        Itzik Arbesfeld has served as vice president of human resources since November 2005. Prior to joining NUR, Mr. Arbesfeld headed the human resources department of Soda-Club Ltd., a world’s leading producer of in-home carbonation systems. Prior to that, from 1998 to 2004, Mr. Arbesfeld served in various HR positions, in Israel and in the UK, in Amdocs, reaching the position of HR Director for Amdocs’ European Operation. Prior thereto, Mr. Arbesfeld served as a Human Resources Manager in Teva Pharmaceutical Industries. Mr. Arbesfeld holds a B.A. in Political Science and Sociology and M.A. in Labor Studies from Tel-Aviv University.

        Eran Cohen has served as vice president of operations since April 2006. Prior to joining NUR, Mr. Cohen served as vice president of finance and operations of Orbotech Japan, a subsidiary of Orbotech Ltd., a leading multi-national manufacturer of inspection tools serving the electronics and the Flat Panel Display industries. Prior thereto, from 1999 to 2002, Mr. Cohen was the director of corporate logistic of Orbotech Ltd. Prior to joining Orbotech, Mr. Cohen was chairman and managing director of “Agada,” a kibbutz’s holding company. Mr. Cohen holds a B.Sc. in Economics and Management from the Technion and an EMBA from Tel-Aviv University.

        Kobi Markovitz served as chief technology officer since June 2004. Prior to this Mr. Markovitz served as NUR’s vice president of technologies since September 1998. Prior to joining NUR, Mr. Markowitz was founder and CEO of Meital, a private start-up company specializing in characterizing printing technologies that developed, designed, and manufactured wide-format, drop-on-demand based digital printers. Meital’s assets were purchased by NUR in 1998 and its technology was integrated into NUR. From 1994, Mr. Markowitz and Meital’s research and development team were strategic partners in designing the world’s first wide format, drop-on-demand based digital printer at Idanit.

        Nachum Korman has served as president of NUR America, Inc. since June 2003. Mr. Korman joined NUR in 1999 heading up its NUR’s business in the Middle East and Africa, and became vice president of NUR Europe S.A. in July 2000. Mr. Korman was president of NUR Europe from January 2001 and until June 2003. Prior to joining NUR Mr. Korman served as operations director and sales director for the Middle East and Africa at Scitex Corporation. Previously, Mr. Korman held a sales logistics management role at Scitex Europe S.A. following his earlier career at Elbit and Optrotec Belgium.

        Marco Baio has served as managing director of NUR Europe since July 2003. Prior to this Mr. Baio served as president of Objet Geometries Europe, a company specializing in the development and marketing of rapid prototyping systems. Previously, Mr. Baio spent 9 years at Scitex Corporation where he served, at different periods, as managing director of Scitex Italy and Scitex Germany.

        Roni Klein has served as Managing Director of NUR Asia Pacific Limited since April 2006. Prior to joining NUR, from 2001 to 2006 Mr. Klein served as director and manager of the South East Asian Branch of Orbotech Asia Pacific, a world market leader for Automated Optical Inspection solutions for the PCB, PCBA and FPD markets. Prior thereto, from 1996 to 2001, he was the regional manager of Orbotech, Inc. a subsidiary of Orbotech Ltd.

        Directors and executive officers that also served during 2005:

        Robert F. Hussey served as acting chairman of the Board of Directors until October 2005. Mr. Hussey was the chairman of the Audit Committee until his appointment as acting chairman of the Board. Mr. Hussey is presently the chief operating officer of HC Wainwright and Company, Inc. From June 1991 to April 1997, Mr. Hussey served as the president and chief executive officer of Metrovision of North America. Prior thereto, from 1984 to 1991, Mr. Hussey served as the president, chief executive officer and director of POP Radio Corp., a company which he helped form. From 1979 to 1984, Mr. Hussey served as the vice president/management supervisor for Grey Advertising, Inc. Mr. Hussey is also a director of Digital Lightwave, Inc., Distributed Power Corp., i2Telecom.Com. and Axcess International Inc., which are all publicly held companies. Mr. Hussey holds a B.S. degree in Finance from Georgetown University and an MBA degree in International Finance from George Washington University.

        Tamar Peller served as a director of NUR until October 2005. Ms. Peller is the co-founder and CFO of Rubidium Ltd., a high-tech company specializing in digital voice processing chips and applications. Ms. Peller holds this position since 1997. Prior to this, Ms. Peller was with the high-tech audit group of the accounting firm of Almagor & Co. Ms. Peller holds a B.A. in Accounting and Finance from the College of Management in Tel-Aviv, Israel and she is a certified public accountant. Ms. Peller is a Board Member and the chairman of the Hi-Tech Committee of the Institute of Certified Public Accountants in Israel - Tel-Aviv District. Ms. Peller is an external director and chairman of the audit committee at “Lehava,” a study fund managed by Bank Hapoalim.

        David Amir served as NUR’s president and chief executive officer until December 2005. Prior to joining NUR, from 1999 to 2002, Mr. Amir served as president and chief executive officer of Paspartoo Ltd., a high-tech company specializing in “virtual to print” technology. Mr. Amir was also the founder of Paspartoo Ltd. Prior thereto, from 1984 to 1999, Mr. Amir served in various research and development, marketing, customer support and senior management positions with Scitex Corporation. Mr. Amir’s last position with Scitex Corporation was corporate vice president of business development. Mr. Amir holds a B.Sc. in Electrical Engineering from the Technion in Haifa.

        David Seligman served as chief financial officer of NUR until October 2005. Prior to joining NUR, Mr. Seligman served as chief financial officer of RADVISION Ltd. (Nasdaq: RVSN). Previously, he was chief financial officer for LanOptics Ltd. (Nasdaq: LNOP), a senior financial analyst for Fidelity Investment Systems in Boston, Massachusetts, and served as a controller and financial analyst for several hi-tech companies. Mr. Seligman holds a B.A. degree in political science and geography, and a MBA degree in accounting and finance, both from Tel-Aviv University.

B.	Compensation of Officers and Directors

        Salaries, fees, commissions and bonuses paid with respect to all of our directors and executive officers as a group (thirteen persons, including 2 directors who left the Board and 2 executive officers who left NUR during 2005) in the fiscal year ended December 31, 2005 was $0.62 million, out of which an amount of $0.01 million was related to pension, retirement and other similar benefits.

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

        In addition, a total of 3,908,544 options were granted in 2005 to executive officers and directors to purchase ordinary shares. The 3,908,544 options granted had a weighted average exercise price of approximately $0.40 per share and have expiration dates in 2015. As of June 30, 2006, directors and executive officers of NUR hold options and warrants to purchase an aggregate of 5,023,334 ordinary shares issuable pursuant to exercise of such securities. In December 2005, NUR granted 300,000 warrants to David Amir in connection with the termination of his position as our president and chief executive officer. The option and warrants were provided pursuant to the plans and arrangements described under “Item 6.E: Share Ownership.”

        NUR and Fortissimo entered into a management agreement. In consideration of the performance of the management services and the board services under the terms of the management agreement NUR agreed to pay to Fortissimo an aggregate annual management services fee in the amount of $250,000 plus value added tax pursuant to applicable law. For more information regarding the management agreement see “Item 7.B: Related Party Transaction.”

        We pay our non-employee directors remuneration for their services as directors. This remuneration includes (other than Yuval Cohen, Eli Blatt, Shmoulik Barashi and Hemi Rafael (the “Fortissimo Group Directors”)) an annual payment of $8,000 and additional payments of approximately $500 per meeting and $250 per committee meeting. The chairman of the Board and chairman of any committee, except for the Fortissimo Group Directors, are also entitled to receive an additional annual fee of $5,000. Each non-employee director, except for the Fortissimo Group Directors, also receives an annual grant of options to purchase 10,000 ordinary shares under the conditions set forth in NUR’s 1998 Non-Employee Director Share Option Plan. The directors do not receive any additional remuneration upon termination of their services as directors.

        In April 2005, NUR’s shareholders approved a quarterly cash fee of $10,000 to Mr. Robert F. Hussey, the then acting chairman of the Board. In addition, Mr. Hussey was also entitled during his tenure to a quarterly grant of options to purchase 2,500 ordinary shares in addition to grants under the 1998 Stock Option Plan for Non-Employee Directors. Mr. Hussey received a total of 88,544 options, which are fully vested and exercisable at a weighted average exercise price of approximately $3.55. These options, other than those exercised by Mr. Hussey, expired on June 24, 2006.

        In 1998, NUR adopted the 1998 Non-Employee Director Share Option Plan to provide for grants of options to purchase ordinary shares to non-employee directors of NUR. The 1998 Plan, as amended, is administered by the Non-Employee Director Share Option Committee subject to Board approval. An aggregate amount of not more than 750,000 ordinary shares is reserved for grants under the 1998 Plan. The 1998 Plan will expire on December 8, 2008 (10 years after adoption), unless earlier terminated by the Board.

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

        The term of each option granted under the 1998 Non-Employee Director Share Option Plan is 10 years from the applicable date of grant. All options granted vest immediately upon the date of grant.

        The options granted would be subject to restrictions on transfer, sale or hypothecation. All options and ordinary shares issuable upon the exercise of options granted to the non-employee directors of NUR could be withheld until the payment of taxes due with respect to the grant and exercise (if any) of such options.

C.	Board Practices

Terms of Directors

        The Board currently consists of seven members, including two external directors. Unless otherwise prescribed by resolution, the Board shall consist of not less than four (4) nor more than twelve (12) directors. The members of the Board are elected annually at NUR’s annual shareholders’ meeting and remain in office until the next annual shareholders’ meeting, unless the director has previously resigned, vacated his office, or was removed in accordance with NUR’s Amended and Restated Articles of Association. The previous annual meeting was held on October 27, 2005. In addition, the Board may elect additional members to the Board. The members of the Board do not receive any additional remuneration upon termination of their services as directors.

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

Committees of the Board of Directors

Audit Committee

        Under the Israeli Companies Law, the Audit Committee must be composed of members of the Board who are not employees of NUR and the external directors. In addition, the majority of members of the Audit Committee may not be holders, directly or indirectly, through family members, of more than five percent of the ordinary shares.

        NUR’s Audit Committee, acting pursuant to a written charter, currently consists of Lauri A. Hanover, Koby Shtaierman and Oded Akselrod. Approval by the Audit Committee and the Board is required for (i) proposed transactions to which NUR intends to be a party in which an Office Holder has a direct or indirect personal interest, (ii) actions or arrangements which may otherwise be deemed to constitute a breach of fiduciary duty or of the duty of care of an Office Holder to NUR, (iii) arrangements with directors as to the terms of office or compensation, (iv) indemnification of Office Holders, and (v) compensation and scope of work of the independent auditor. Arrangements with directors as to the terms of their service or compensation also require shareholder approval. All arrangements as to compensation of Office Holders who are not directors require approval of the Board. In certain circumstances, the matters referred to in (i), (ii), and (iv) may also require shareholder approval.

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

Stock Option and Compensation Committee

        In March 1998, NUR established a Stock Option and Compensation Committee to administer NUR’s stock option plans, other than the 1998 Non-Employee Director Share Option Plan. The Stock Option and Compensation Committee is charged with administering and overseeing the allocation and distribution of stock options under the approved stock option plans of NUR and approval of the NUR’s executive officers’ annual compensation. The Companies Law, 1999 provides that the Board is entitled to delegate to Board committees its power, among other things, to allocate shares or securities convertible into shares of NUR relating to employees incentive plans, and employment or salary agreements between NUR and its employees, provided, that any such grant is subject to a detailed plan approved by the Board. The Board is also entitled to delegate to the general manager or person recommended by the general manager the Board’s authority to issue ordinary shares issuable upon exercise or conversion of NUR’s securities. The Stock Option and Compensation Committee is presently composed of three members: Yuval Cohen, Eli Blatt and Lauri A. Hanover.

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

Indemnification and Exculpation of Executive Officers and Directors

        At the annual shareholders meeting held on October 27, 2005, NUR’s shareholders authorized it to enter into indemnification agreements with each of its current and future officers. NUR shall, subject to the provisions of the indemnification agreement, indemnify each officer for the following:

—	monetary liabilities imposed on the director for the benefit of another person pursuant to a final judgment by a competent court relating to acts performed by the director in his/her capacity as a director or officer of NUR or its subsidiaries;

—	reasonable legal fees, including attorney’s fees, incurred by an officer in consequence of an investigation or proceeding filed against an officer by an authority that is authorize to conduct such investigation or proceeding, and that resulted without filing an indictment against such officer and without imposing on such officer financial obligation in lieu of a criminal proceeding, or that resulted without filing an indictment against such officer but with imposing on such officer a financial obligation as an alternative to a criminal proceeding in respect of an offense that does not require the proof of criminal intent; and

—	reasonable litigation expenses, including attorney’s fees, incurred by an officer or which an officer is ordered to pay by a court, in a proceedings filed against such officer by NUR or on its behalf or by another person, or in a criminal charge of which he or she is acquitted, or in a criminal charge of which such officer is convicted of an offence that does not require proof of criminal intent.

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

        As of December 31, 2005, we had 304 employees and independent contractors compared to 328 employees and independent contractors as of December 31, 2004 and 322 as of December 31, 2003. The decrease in 2005 is attributed primarily to the low level of sales and manufacturing activities in the latter part of 2005 that resulted from NUR’s concentration in securing additional funding. Out of NUR’s 304 employees and independent contractors, as of December 31, 2005, 50 were in sales and marketing, 41 were in research and development, 154 were in customer support, operations and production, and 59 were in management finance and administration. As of December 31, 2005, we had 170 employees located in Israel, 57 employees located in Belgium, 45 employees located in the U.S., 6 employees located in Central and Latin America and 26 employees located in Asia Pacific.

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

Beneficial Ownership of Executive Officers and Directors

        The following table sets forth certain information regarding the beneficial ownership of NUR’s ordinary shares as of June 30, 2006, of (i) each director of NUR and (ii) each executive officer of NUR. All of the information with respect to beneficial ownership of the ordinary shares is given to the best of NUR’s knowledge and has been furnished in part by the respective directors and executive officers.

Name of Beneficial Owner	Number of Shares Beneficially Held(1)	Percent of Class

Yuval Cohen	-	-
Eli Blatt	-	-
Shmoulik Barashi	-	-
Hemi Rafael	-	-
Lauri A. Hanover	*	*
Koby Shtaierman	*	*
Oded Akselrod	*	*
David Reis	-	-
Yosef Zylberberg	-	-

* Less than one percent of the outstanding ordinary shares.

(1)	As used in this table, “beneficial ownership” means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security. For purposes of this table, a person is deemed to be the beneficial owner of securities that can be acquired within 60 days from June 30, 2006 through the exercise of any option or warrant. Ordinary shares subject to options or warrants that are currently exercisable or exercisable within 60 days are deemed outstanding for computing the ownership percentage of the person holding such options or warrants, but are not deemed outstanding for computing the ownership percentage of any other person. The amounts and percentages are based upon 60,513,886 ordinary shares outstanding as of June 30, 2006.

        The directors and executive officers of NUR hold, in the aggregate, options and warrants exercisable into 5,023,334 ordinary shares. The 5,023,334 options have a weighted average exercise price of approximately $0.44 per share and have expiration dates until 2015. Under the 1998 Share Option Plan for Non-Employee Directors (the “1998 Plan”), Oded Akselrod, director of NUR, was granted options to purchase 10,000 ordinary shares on December 30, 2004 and August 1, 2005. Lauri A. Hanover and Kobi Shtaierman, both external directors of NUR as of November 18, 2003 were each granted 6,667 options on November 18, 2003 and each was also granted options to purchase 10,000 ordinary shares on December 30, 2004 and August 1, 2005. The exercise price for the underlying shares of such options is the “Fair Market Value” (as defined in the 1998 Plan) of the ordinary shares of NUR at the date of grant.

Outstanding Options

        As of June 30, 2006, NUR had outstanding options under NUR’s stock option plans to purchase a total of 11,074,582 of its ordinary shares. Of such options, 17,300 have been issued under the 1995 Israel Stock Plan, 196,900 have been issued under the 1997 Stock Option Plan, 76,667 have been issued under the 1998 Non-Employee Director Share Option Plan and 10,783,715 have been issued under the 2000 Stock Option Plan. The options granted under the 1995 Plan, the 1997 and the 2000 Plan are subject to various vesting requirements and have been issued at exercise prices ranging from $0.32 to $7.50 per share with various expiration dates. The options granted under the 1998 Plan are not subject to vesting requirements and have an exercise price ranging from $0.31 to $0.92 per share, with various expiration dates. See Note 14 to NUR’s consolidated financial statements included as a part of this annual report on Form 20-F for more details. ..

1995 Israel Stock Option Plan

        In 1995, NUR adopted the 1995 Israel Stock Option Plan (the “1995 Plan”), which provides for grants of stock options to employees and consultants of NUR. Options to purchase an aggregate of 500,000 ordinary shares were originally available for grant under the 1995 Plan, as amended, including service options for future services, options for performance, and options to consultants for service or performance.

        NUR’s shareholders approved at the annual shareholders meeting held on November 18, 2003 the Board’s resolution to terminate the 1995 Plan and to increase the number of ordinary shares authorized for issuance under NUR’s 2000 Stock Option Plan (as amended) in the aggregate amount that was outstanding for grant under the 1995 Plan as of July 15, 2003, thereby increasing the number of ordinary shares authorized for issuance under NUR’s 2000 Stock Option Plan by 33,261. At the annual shareholders meeting held in October 2005, our shareholders approved an increase in the number of ordinary shares authorized for issuance under the 2000 Stock Option Plan by the number of ordinary shares underlying options cancelled under the 1995 Plan.

1997 Stock Option Plan

        In 1997, NUR adopted the 1997 Stock Option Plan (the “1997 Plan”), which provides for grants of stock options to employees, directors of NUR and consultants to NUR. Options to purchase an aggregate of 2,200,000 ordinary shares were originally available for grant under the 1997 Stock Option Plan, as amended.

        NUR’s shareholders approved, at the annual shareholders meeting held on November 18, 2003, the Board’s resolution to terminate the 1997 Plan and to increase the number of ordinary shares authorized for issuance under NUR’s 2000 Stock Option Plan in the aggregate amount that was outstanding for grant under the 1997 Plan as of July 15, 2003, thereby increasing the number of ordinary shares authorized for issuance under NUR’s 2000 Stock Option Plan by 464,329. At the annual shareholders meeting held in October 2005, our shareholders approved an increase in the number of ordinary shares authorized for issuance under the 2000 Stock Option Plan by the number of ordinary shares underlying options cancelled under the 1997 Plan.

1998 Non-Employee Director Share Option Plan

        For discussion of the 1998 Non-Employee Director Share Option Plan see "Item 6.B: Compensation of Officers and Directors."

2000 Stock Option Plan

        In 2000, NUR adopted the 2000 Stock Option Plan (the “2000 Plan”) to provide for grants of service and non-employee options to purchase ordinary shares to officers, employees, directors and consultants of NUR. The 2000 Plan provides that it may be administered by the Board, or by a committee appointed by the Board, and is currently administered by the Stock Option and Compensation Committee subject to the Board approval.

        NUR’s shareholders approved, at the annual shareholders meetings held in November 2003 and October 2004 increases in the number of ordinary shares authorized for issuance under the 2000 Plan (as amended) to 2,997,590. At the annual shareholders meeting held in October 2005, our shareholders approved an additional increase in the number of ordinary shares authorized for issuance under the 2000 Plan (as amended) by 14,500,000, from 2,997,590 to 17,497,590 and by the number of ordinary shares underlying options cancelled (except in the case of surrender for the exercise into shares) or which cease to be exercisable under the 1995 Plan and the 1997 Plan. As of June 30, 2006, the additional number of ordinary shares underlying options cancelled under the 1995 Plan and the 1997 Plan increased the number of ordinary shares authorized for issuance under the 2000 Plan by 164,300 from 17,497,590 to 17,661,890. The 2000 Plan will expire on August 31, 2008, unless previously terminated or extended by the Board.

        The Board has broad discretion to determine the persons entitled to receive options under the 2000 Plan, the terms and conditions on which options are granted, and the number of ordinary shares subject thereto. The Board delegated to NUR’s management its authority to issue ordinary shares issuable upon exercise of options under the 2000 Plan. The exercise price of the option shares under the 2000 Plan is determined by the Stock Option and Compensation Committee, provided, however, that the exercise price of any option granted shall not be less than eighty percent (80%) of the stock value at the date of grant of such options. The stock value at any time is equal to the then current fair market value of NUR’s ordinary shares. For purposes of the 2000 Plan (as amended), the fair market value means, as of any date, the last reported sale price, on such date, of the ordinary shares on such principal securities exchange of the most recent prior date on which a sale of the ordinary shares took place.

        The Board determines the term of each option granted under the 2000 Plan; provided, however, that the term of an option shall not be for more than 10 years. Upon termination of employment, all unvested options lapse. The Board determines the vesting period of each option grant under the 2000 Plan.

        The options granted are subject to restrictions on transfer, sale or hypothecation. Options and ordinary shares issuable upon the exercise of options granted to Israeli employees of NUR are held in a trust until the payment of all taxes due with respect to the grant and exercise (if any) of such options.

ITEM 7: Major Shareholders and Related Party Transactions

A.	Major Shareholders

        The following table sets forth information regarding the beneficial ownership of NUR’s ordinary shares as of June 30, 2006, by each person known by NUR to be the beneficial owner of more than 5% of our ordinary shares. Each of our shareholders has identical voting rights with respect to its shares. All of the information with respect to beneficial ownership of the ordinary shares is given to the best of NUR’s knowledge.

	Ordinary Shares Beneficially Owned(1)	Percentage of Ordinary Shares Beneficially Owned

Fortissimo Entities (2)	44,999,999	56.39%
Kanir Joint Investments (2005) Limited Partnership (3)	15,000,001	22.41%
Dan Purjes(4)(5)	10,563,532	16.51%
Bank Hapoalim B.M	4,989,396	7.62%
Bank Leumi Le-Israel B.M	3,416,329	5.34%

(1)	As used in this table, “beneficial ownership” means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security. For purposes of this table, a person is deemed to be the beneficial owner of securities that can be acquired within 60 days from June 30, 2006 through the exercise of any option or warrant. Ordinary shares subject to options or warrants that are currently exercisable or exercisable within 60 days are deemed outstanding for computing the ownership percentage of the person holding such options or warrants, but are not deemed outstanding for computing the ownership percentage of any other person. The amounts and percentages are based on a total of 60,513,886 ordinary shares outstanding as of June 30, 2006.
(2)	According to information provided by the holders, the “Fortissimo Entities” consist of Fortissimo Capital Fund GP, LP (“FFC-GP”), Fortissimo Capital Fund (Israel), LP (“FFC-Israel”); Fortissimo Capital Fund (Israel-DP), LP (“FFC-Israel-DP”); and Fortissimo Capital Fund, LP (“FFC Cayman”). FFC-GP and FFC Cayman are limited partnerships incorporated in the Cayman Islands. FFC-Israel and FFC-Israel-DP are limited partnerships incorporated in Israel. FFC-Israel, FFC-Israel-DP and FFC Cayman invest together, in the framework of parallel private equity funds, which are managed by FFC GP. The holdings of the Fortissimo Entities consist of 32,931,241 ordinary shares beneficially held by FFC-Israel, 2,988,524 ordinary shares beneficially held by FFC-Israel-DP, 980,236 ordinary shares beneficially held by FFC Cayman, 6,706,246 ordinary shares and warrants held in trust for FFC-Israel, 597,705 ordinary shares and warrants held in trust for FFC-Israel-DP and 196,046 ordinary shares and warrants held in trust for FFC Cayman. In October 2005, the Fortissimo Entities and Kanir entered into a shareholders agreement described in “Item 10.C: Material Contracts.” Pursuant to Rule 13d-5(b)(1) of the Exchange Act the Fortissimo Entities may, together with Kanir be deemed to be members of a “Group” as such term is defined under the Exchange Act and the Fortissimo Entities may be deemed to beneficially own the ordinary shares beneficially owned by Kanir, or 60,000,000 in the aggregate. Each of the Fortissimo Entities disclaims beneficial ownership of the shares owned by Kanir.
(3)	According to information provided by the holder, Kanir is an Israeli limited partnership. The holdings of Kanir consist of 6,250,000 ordinary shares beneficially owned by Kanir and 8,750,001 ordinary shares and warrants held in trust for Kanir. In October 2005, the Fortissimo Entities and Kanir entered into a shareholders agreement described in “Item 10.C: Material Contracts.” Pursuant to Rule 13d-5(b)(1) of the Exchange Act Kanir may, together with the Fortissimo Entities be deemed to be members of a “Group” as such term is defined under the Exchange Act and Kanir may be deemed to beneficially own the ordinary shares beneficially owned by the Fortissimo Entities, or 60,000,000, in the aggregate. Kanir disclaims beneficial ownership of the shares owned by the Fortissimo Entities.

(4)	According to information provided by the holder, Dan Purjes beneficially owns 10,563,532 ordinary shares. The holding of Mr. Purjes consists of 10,202,341 ordinary shares beneficially owned by Dan and Edna Purjes, 228,918 ordinary shares beneficially owned by Y Securities Limited and 132,273 ordinary shares beneficially owned by X Securities Limited. Pursuant to Rule 13d-5(b)(1) of the Exchange Act Mr. Purjes may, together with the Purjes Foundation, First Purjes Descendants, LP and the Second Purjes Descendants, LP, be deemed to be members of a “Group” as such term is defined under the Exchange Act and Mr. Purjes may be deemed to beneficially own the ordinary shares beneficially owned by such entities, or 10,955,236, in the aggregate. Mr. Purjes disclaims beneficial ownership of the shares owned by the Purjes Foundation, First Purjes Descendants, LP and the Second Purjes Descendants, LP.
(5)	According to a Voting Agreement between NUR and Dan Purjes dated January 23, 2005 (the “Voting Agreement”) Dan Purjes and certain of his affiliates granted to our Board or a nominee appointed by it voting control over the ordinary shares beneficially owned by them, coupled with an irrevocable proxy, and the Board or the nominee appointed by it will vote the shares in any meeting or actions of the shareholders and with respect to any matter submitted to shareholder with the majority of votes of the other shareholders of NUR. For additional information regarding the Voting Agreement see “Item 10.C: Material Contracts.”

Significant Changes in the Ownership of Major Shareholders

        On October 31, 2005, we closed a private placement with a group of investors led by Fortissimo. As of June 30, 2006, the Fortissimo Entities and Kanir are the beneficial owners of 44,999,999 and 15,000,001 ordinary shares, or 56.39% and 22.41%, of our ordinary shares, respectively. On December 8, 2005, we consummated the debt restructuring agreement. As of June 30, 2006, Bank Hapoalim B.M. and Bank Leumi Le-Israel B.M. are the beneficial owners of 4,989,396 and 3,416,329 ordinary shares, or 7.62% and 5.34%, of our ordinary shares, respectively. As of June 30, 2006, Dan Purjes was the beneficial owner of 10,563,532, or 16.51%, of our ordinary shares. The Purjes’ ownership interest increased from 28.5% as of December 31, 2002 to 31.15% as of December 31, 2003 and decreased to 30% as of December 31, 2004. The Purjes’ ownership interest increased to 36.54% in April 17, 2005 and was decreased to 16.51% in October 2005. See Item “10.B: Memorandum of Association and Amended Restated Articles of Association” for a description of the shareholders agreement among the Fortissimo Entities and Kanir.

Record Holders

        Based on a review of the information provided to us by our transfer agent, as of June 30, 2006, there were 83* record holders of ordinary shares, of which 41 represented United States* record holders holding approximately 36.94% of the outstanding ordinary shares of NUR.

*	Including the Depository Trust Company.

B.	Related Party Transactions

        At the special shareholders meeting held on April 17, 2005, NUR’s shareholders approved the grant to Dan Purjes, a former director and former chairman of the Board, and the then largest shareholder, of a five-year warrant to purchase 3,000,000 ordinary shares at $0.75 per share. The warrant was granted to Dan Purjes in consideration for his agreement to enter into the Voting Agreement dated as of January 23, 2005, coupled with an irrevocable proxy, and the Voting Trust Agreement dated as of March 7, 2005 under which voting control of all shares owned by Dan Purjes and his family and affiliates was controlled by an independent trustee. As a result of the delisting of our ordinary shares from the Nasdaq Capital Market, the Voting Trust Agreement was automatically terminated and converted into the Voting Agreement.

        At the annual and special shareholders meeting held on October 27, 2005, NUR’s shareholders approved the terms of a management agreement entered into between NUR and Fortissimo on behalf of the Fortissimo Entities. The management agreement provides that Fortissimo, through its employees, officers and directors, will provide management services and advise and provide assistance to NUR’s management concerning NUR’s affairs and business. The management agreement also provides that the Fortissimo Entities will be entitled to elect a majority of the Board, including the chairman of the Board. In consideration of the performance of the management services and the Board services pursuant to the management agreement, NUR has agreed to pay to Fortissimo an aggregate annual management services fee in the amount $250,000 plus value added tax pursuant to applicable law. The management agreement will remain in effect for so long as a Fortissimo director occupies the seat of the chairman of the Board and one additional seat of the Board. Upon Fortissimo dropping below the above threshold the Board may reevaluate the management agreement and any revision or amendment of the terms suggested by the Board will require the corporate approvals under applicable law and NUR’s charter documents.

        On January 24, 2006, we entered into a lease agreement with Telrad to lease approximately 3,400 square meters (36,597 square feet) in the Telrad Campus in Lod, Israel for the purpose of housing our manufacturing facility. The lease agreement has a term of 60 months beginning on June 2006. We have the option to extend the lease period by one additional term of 60 months. In the event we exercise our option to extend the lease, Telrad has the right to increase the monthly lease payment by up to 5%. We may terminate the lease after 30 months on three-month prior notice. We expect that the new manufacturing facility in the Telrad Campus will be sufficient for our current and future requirements. The Fortissimo Entities, which are deemed a major shareholder of Telrad, beneficially own approximately 56.39% of our ordinary shares and have appointed, together with Kanir, 4 members to our Board. In February 2006, the Audit Committee and the Board approved the execution and delivery of the Telrad lease agreement.

        On May 16, 2006, NUR and Fortissimo entered into a Second Ranking Floating Charge Agreement. The second ranking floating charge created under this agreement secures a subordinated debt in the amount of $5 million that was assigned by Bank Hapoalim B.M., Bank Leumi Le-Israel B.M. and Israel Discount Bank Ltd. to the Fortissimo Entities as part of the debt restructuring described in “Item 10.C: Material Contracts.” The Fortissimo’s second ranking floating charge was registered over NUR’s assets and is subordinate to all securities and guarantees of the lender banks.

        For a further discussion of the March 2004 private placement, the Dan Purjes voting agreement and the Fortissimo management agreement, as well as transactions and balances with related parties see “Item 10.C: Material Contracts” and Note 13 to NUR’s consolidated financial statements, which are included as a part of this annual report.

C.	Interests of experts and counsel

         Not Applicable.

ITEM 8: Financial Information

A.	Consolidated Statements and Other Financial Information.

Consolidated Statements

        For our audited consolidated financial statements for the year ended December 31, 2005, please see pages F-2 to F-52 of this report.

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

        In August 2001, Printable B.V., a client of NUR Europe, filed a suit against NUR Europe in the Commercial Court of Brussels. The client claims that the contract between Printable and NUR Europe for the sale of two machines is null and void, and it further seeks damages amounting to approximately €1.57 million (or $1.86 million). NUR Europe filed a counter claim for the collection of outstanding amounts. In April 2004, the Commercial Court of Brussels denied Printable’s claims and ordered Printable to pay NUR Europe an amount of approximately €0.15 million (or $0.18 million). Printable appealed that judgment. We believe that the client’s appeal is without merit and NUR Europe is defending itself vigorously against the claim.

        In October 2001, Distrade SL, a client of NUR Europe, filed a suit against NUR Europe in the Commercial Court of Brussels, alleging technical defaults in a machine purchased by it. Distrade is seeking reimbursement of the purchase price it paid amounting to approximately $0.18 million, as well as damages of approximately €0.23 million (or $0.27 million). The Commercial Court of Brussels appointed an expert in order to hear the parties’ claims, to examine the machine and provide an opinion regarding the damages suffered by Distrade from the machine’s use. NUR Europe is defending itself vigorously against the claim.

        In March 2002, a former employee filed a lawsuit against a subsidiary in the amount of €0.25 million (or $0.3 million) plus certain indemnities and interest. In September 2003, the Work Tribunal of Nivelles rendered a judgment instructing the subsidiary to pay the former employee € 0.25 million plus interest accruing thereon. In January 2004, the subsidiary filed an appeal. In October 2005, the court of appeal rendered a judgment instructing the subsidiary to indemnify the former employee in the amount of € 0.12 million (or $0.14 million) plus the interest accrued thereon. The court of appeal has not yet rendered its judgment regarding, among other things, certain indemnities sought by the former employee.

        In August 2002, Jiaxing Dapeng Advertising Limited Company, an end-user of NUR’s equipment, filed a suit against NUR Shanghai in the Jiaxing Intermediate Court in the People Republic of China, alleging that the equipment purchased by it was of bad quality. The Jiaxing Intermediate Court ruled that NUR Shanghai should reimburse Dapeng with the purchase price of approximately $0.184 million and pay a compensation of approximately $0.02 million. Following an appeal filed by NUR Shanghai, the Zhejiang Higher Court ruled in September 2003, that NUR Shanghai is to pay Dapeng approximately $0.184 million.

        In November 2002, Guangzhou Junhao Printing Limited Company, a client of NUR Asia Pacific, filed a suit against NUR Asia Pacific in the Guangzhou Intermediated Court situated in the Peoples Republic of China, alleging that the equipment purchased by it from NUR Asia Pacific was of bad quality. Junhao was seeking reimbursement of the purchase price it paid in approximately the amount of $0.24 million, as well as compensation of approximately $0.16 million. In July 2005, the Guangzhou Intermediate Court ruled that NUR Asia Pacific should reimburse Junhao with the purchase price of $0.24 million and pay a compensation of approximately $0.04 million.

        In November 2002, Julius Heywinkel GmbH, a former supplier and manufacturer of NUR Media Solutions filed suit against NUR Media Solutions in the Court of Osnabrück, Germany, claiming that NUR Media Solutions owed penalties as a result of NUR Media Solutions’s alleged failure to purchase certain minimum quantities prescribed under an agreement between NUR Media Solutions and Heywinkel. Heywinkel was seeking damages in approximately the amount of €0.94 million (or $1.19 million). The Court of Osnabrück has ordered NUR Media Solutions to pay Heywinkel an aggregate amount of €1.2 million (or $1.42 million) representing penalties and accrued interest. In July 2006, the High Regional Court in Oldenburg, Germany denied an appeal that was previously filed by NUR Media Solutions.

        In September 2003, NUR filed a suit in the Magistrate Court of Tel Aviv, Israel against R.R. Graphics Ltd., a former distributor of NUR in Israel, for the collection of unpaid invoices in approximately the amount of $0.42 million. In February 2004, R.R. Graphics filed a statement of defense denying NUR’s claims and it also filed a counter-claim for alleged damages caused to it by NUR in approximately the amount of $0.18 million. We believe that the counter-claim that was filed by R.R. Graphics is without merit and NUR is both pursuing its own suit and defending itself vigorously against the counter-claim.

        In December 2003, Imagens Digitais Ltda., a client of NUR DO Brazil Ltda., filed a suit against NUR DO Brazil Ltda. and NUR America in Brazil, alleging that a machine purchased by it failed to perform. Imagens is seeking reimbursement of the purchase price paid by it in the amount of approximately $0.40 million. We believe that the claim is without merit and both NUR DO Brazil and NUR America are defending themselves vigorously against the claim.

        In November 2004, Citicorp Vendor Finance, Inc. (“CVF”), a corporation that extended equipment lease financing to a client, filed a complaint against NUR America in the Superior Court of New Jersey alleging that NUR America is in default under remarketing agreement related to the sale of equipment to Print Systems, Inc. (“PSI”) in 2001. In August 2005, the parties reached an out of court settlement, under which NUR America agreed to pay CVF the amount of $0.25 million in several installments.

        In February 2005, the OCS initiated administrative proceedings for the confiscation of certain assets of NUR to secure NUR’s alleged liability to the OCS of approximately $0.8 million in unpaid royalties related to the sale of equipment. On February 21, 2005, NUR filed a suit with the District Court in Jerusalem against the OCS requesting a declaratory judgment denying the OCS claim for royalties and for the recovery of approximately $0.27 million that was previously paid to the OCS. NUR also filed a motion requesting the court to direct the OCS to cease and cancel the confiscations procedures. In February 2006, the court has approved a settlement between NUR and the OCS. Under the terms of the approved settlement, NUR will make aggregate payments of approximately $0.6 million to the OCS over a three-year period.

        In July 2005, the tribunal of the first instance of Nivelles confirmed a motion filed against a subsidiary by a former employee for the seizure of that subsidiary’s tangible assets in the amount of € 0.5 million (or $0.59 million). In January 2006, the tribunal of the first instance of Nivelles reduced the seizure for an amount of € 0.12 million (or $0.14 million). The subsidiary filed an appeal of that decision. In October 2005, the former employee filed a lawsuit against the subsidiary in the amount of € 0.48 million (or $0.57 million) plus certain indemnities and interest thereon. The subsidiary’s local legal counsel could not estimate the final amount of loss with respect to this litigation. NUR’s management decided to record a provision with respect to this claim.

        In October 2005, Dan Purjes, NUR’s former chairman and beneficial owner of approximately 16.51% of NUR’s ordinary shares, filed a complaint against NUR in the Supreme Court, New York County seeking to recover the right to vote his ordinary shares. The right to vote Mr. Purjes’ ordinary shares had been transferred to NUR pursuant to a voting agreement dated January 23, 2005 by and between Mr. Purjes and NUR. The complaint filed by Mr. Purjes seeks to have the voting agreement declared unenforceable. NUR disputes the assertions made in Mr. Purjes’ complaint, believes that Mr. Purjes’ compliant is without merit and intends to contest Mr. Purjes’ complaint vigorously.

        We may from time to time become a party to various legal proceedings in the ordinary course of our business.

Dividends

        NUR does not anticipate that it will pay any cash dividend on its ordinary shares in the foreseeable future. Dividends, if any, will be paid in New Israeli Shekel. Dividends paid to shareholders outside Israel will be converted to U.S. dollars, on the basis of the exchange rate prevailing at the date of payment.

B.	Significant Changes

        Except as otherwise disclosed in this annual report, no significant change has occurred since December 31, 2005.

ITEM 9: The Offer and Listing

        Not Applicable, except for Items 9.A.4 and Item 9.C, which are detailed below.

Stock Price History

        The prices set forth below are high and low closing market prices for the ordinary shares of NUR as reported by Nasdaq National Market, the Nasdaq Capital Market or the Pink Sheets, as applicable, for the fiscal year ended December 31 of each year indicated below, as of the end of each fiscal quarter indicated below, and for each month for the six-month period ending June 30, 2006. Such quotations reflect inter-dealer prices, without retail markup, markdown, or commission and may not necessarily represent actual transactions. Our ordinary shares are currently quoted in the over-the-counter market in the “Pink Sheets” under the symbol “NURM.PK.”

Year	High (US)	Low (US)

2001	$9.75	$2.29
2002	3.61	0.50
2003	2.44	0.25
2004	2.14	0.66
2005	0.83	0.18

2004
First Quarter	$2.14	$1.50
Second Quarter	1.62	0.93
Third Quarter	1.15	0.71
Fourth Quarter	1.20	0.66

2005
First Quarter	$0.83	$0.50
Second Quarter	0.78	0.18
Third Quarter	0.60	0.25
Fourth Quarter	0.60	0.39

2006
First Quarter	$0.84	$0.51
Second Quarter	0.82	0.63

Most Recent Six Months
June 2006	$0.72	$0.65
May 2006	0.80	0.75
April 2006	0.82	0.63
March 2006	0.84	0.58
February 2006	0.60	0.56
January 2006	0.63	0.51

Markets

        Our ordinary shares are currently quoted in the over-the-counter market in the “Pink Sheets” under the symbol “NURM.PK.”

        Our ordinary shares were traded on the Nasdaq National Market between October 1995 and July 2003. Our ordinary shares were traded on the Nasdaq Capital Market between July 2003 and May 2005.

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

Authorized Share Capital

        The authorized share capital of NUR is one hundred seventy million (170,000,000) New Israeli Shekel, divided into one hundred and seventy million ordinary shares.

Purpose and Objective

        We are a public company registered under the Israeli Companies Law, 1999 as NUR Macroprinters Ltd., registration number 52-003986-8. Pursuant to Section 3.1 of NUR’s Articles, our objective is to undertake any lawful activity, including any objective set forth in our Memorandum of Association. Pursuant to Section 3.2 of our Articles, our purpose is to operate in accordance with commercial considerations with the intentions of generating profits.

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

        The directors are elected annually at a general meeting of shareholders and remain in office until the next annual meeting at which time they shall retire, unless their office is previously vacated as provided in the Articles. A retiring director may be reelected. If no directors are elected at the annual meeting, all of the retiring directors remain in office pending their replacement at a general meeting. Holders of the ordinary shares do not have cumulative voting rights in the election of directors. Consequently, the holders of ordinary shares in the aggregate conferring more than 50% of the voting power represented in person or by proxy will have the power to elect all the directors. Pursuant to the Israeli Companies Law, publicly traded companies must appoint two external directors to serve on their Board of Directors and Audit Committee. The external directors are appointed for a three-year term. At least one of the external directors is required to have “Financial Expertise” and the other external directors are required to have “Professional Expertise.” These requirements are subject to regulations to be promulgated in which the terms “Financial Expertise” and “Professional Expertise” would be defined. This recent amendment does not apply to external directors who were appointed before March 17, 2005 (such as our external directors). The election of external directors requires the vote of the majority of the voting power represented at the meeting, provided that either (i) such a majority includes at least one third of the shareholders present who do not qualify as controlling shareholders (as such term is defined in the Israeli Companies Law) or (ii) the aggregate number of shares held by non-controlling shareholders voting at the meeting against such election does not exceed one percent of the outstanding voting rights of the company.

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

        On October 31, 2005, following the purchase of 34,285,714 ordinary shares of NUR and of warrants exercisable for 25,714,286 ordinary shares of NUR by the Fortissimo investors, a shareholders agreement was signed between Fortissimo, on behalf of the Fortissimo Entities and Kanir. Under the agreement, Kanir agreed to vote in accordance with the Fortissimo Entities, except with respect to related party transactions and matters that adversely and disproportionately affect Kanir’s rights and entitlements, as compared to those of the Fortissimo Entities. In addition, this agreement contains certain provisions with respect to co-sale rights, rights of first refusal and other rights that may affect the disposition of ordinary shares.

Changing Rights Attached to Shares

        According to our Articles, in order to change the rights attached to any class of shares, unless otherwise provided by the terms of the class, such change must be adopted by a general meeting of the shareholders and by a separate general meeting of the holders of the affected class with a majority of the voting power participating in such meeting.

Dividends and Profits

        The Board may from time to time, subject to the provisions of Israeli Companies Law, declare and order the payment of a dividend from NUR’s accrued profits at the rate it may deem, provided that there is no reasonable concern that payment of such dividend may prevent NUR from meeting its current and expected liabilities when they become due. Subject, if any, to special or restricted rights conferred upon the holders of shares as to dividends, the dividends shall be distributed in accordance with the paid-up capital of NUR attributable to the shares for which the dividend has been declared. Our obligation to pay dividends or any other amount in respect of shares may be set-off against any indebtedness, however arising, liquidated or non-liquidated, of the person entitled to receive the dividend. Any dividend unclaimed within the period of seven years from the date stipulated for their payment, shall be forfeited and returned to us, unless otherwise directed by the Board. In the event of the winding up of NUR, then, subject to provisions of any applicable law and to any special or restricted rights attached to a share, our assets in excess of our liabilities will be distributed among the shareholders in proportion to the paid-up capital attributable to the shares in respect of which the distribution is being made.

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

Fortissimo Private Placement

        In October 2005, NUR consummated a private placement of ordinary shares to a group of investors led by Fortissimo (the “Fortissimo Investors”). The Fortissimo investment was approved by the Board and by NUR’s annual and special shareholders meeting held on October 27, 2005. NUR raised $12 million through the private placement of 34,285,714 ordinary shares (the “Fortissimo Shares”) to the Fortissimo Investors at a price per share is $0.35. The Fortissimo Investors also received five-year warrants to purchase up to 25,714,286 ordinary shares at an exercise price of $0.40 per share (the “Fortissimo Warrants”).

        Under the terms of the investment agreement, the purchase price of $12 million is to be paid in three installments. $5 million were paid at the closing, $5 million were paid in January 2006, and the remaining $2 million will be paid on October 2006. The respective portion of the Fortissimo Shares and Fortissimo Warrants reflecting the remaining third installment was issued and is being held in trust by an escrow agent. The escrow agent will release the escrow securities to the Fortissimo Investors upon payment of the third installment. Until the date of payment of the third installment, the escrow agent will vote, execute written instruments and/or exercise any other rights of holders in connection with the escrow securities pursuant to the written instructions of the Fortissimo Investors.

        Under a registration rights agreement entered into among NUR, the Fortissimo Investors and the Lender Banks, NUR may be required by the Fortissimo Investors to register for resale, on a best efforts basis, the Fortissimo Shares and the ordinary shares underlying the Fortissimo Warrants.

        NUR and Fortissimo entered into a management agreement. In consideration of the performance of the management services and the board services under the terms of the management agreement NUR agreed to pay to Fortissimo an aggregate annual management services fee in the amount of $250,000 plus value added tax pursuant to applicable law. For more information regarding the management agreement see “Item 7.B: Related Party Transaction.”

Debt Restructuring Agreement

        In July 2000, NUR entered into long-term loan agreements with Bank Hapoalim B.M. and Bank Leumi Le-Israel B.M., as subsequently amended. The loan agreements provided for a three-year long-term credit line of up to $20.0 million and $15.0 million from Bank Hapoalim and Bank Leumi, respectively.

        In July 2003 and February 2004, we amended the loan agreement. Such amendments provided for a twelve-month grace period regarding the quarterly payments of the principal and a balloon payment of the remainder of the long-term loans in the first quarter of 2006. In addition, NUR undertook to maintain certain financial ratios.

        During 2004, NUR failed to meet certain of the financial covenants governing its long-term and short-term loans.

        In June 2005, we amended the financial covenants governing the loan agreements with the Lender Banks for the second, third and fourth quarters of 2005. In addition, the Lender Banks agreed in writing to waive the non-performance by NUR of certain financial covenants for prior periods ended on March 31, 2005.

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

        On September 12, 2005, NUR entered into the debt restructuring agreement. Under the terms of the debt restructuring agreement the Lender Banks received warrants to purchase up to 8,000,000 ordinary shares for an exercise price of $0.35 per share (the “Bank Warrants”) in lieu of the right to receive repayment of $14.5 million of indebtedness. The Lender Banks also converted $5 million of the then outstanding bank debt into a three-year, non-interest bearing subordinated notes (the “Subordinated Debt”), which were assigned to the Fortissimo Entities. The Subordinated Debt will be payable upon “liquidation” of NUR only after the Lender Banks received $15 million as repayment of their outstanding bank debt. Events of “liquidation” are defined as:

—	a bankruptcy, insolvency or reorganization proceeding under any bankruptcy or insolvency or similar law, whether voluntary or involuntary, which is properly commenced by or against NUR, which proceedings are not lifted or stayed within ninety days thereafter;

—	a receiver or liquidator is appointed to all, or substantially all, of NUR’s assets which appointment is not lifted or stayed within ninety days thereafter; or

—	NUR enters into a stay of proceedings pursuant to Section 350 of the Israeli Companies Law, which proceedings are not lifted within 90 days (such period of time shall not apply if it prejudices the rights of the Lender Banks)

        Under the terms of an agreement entered into between Fortissimo and the Lender Banks on September 12, 2005, the Subordinated Debt was assigned by the Lender Banks to Fortissimo. See “Item 7.B: Related Party Transactions.”

        NUR has agreed to direct the $2 million third installment of the Fortissimo investment to repay $2 million of NUR’s bank debt on the first anniversary of the closing of the debt restructuring agreement. This $2 million repayment of bank debt will consist of $1.9 million of principal and $0.1 million of fixed interest.

        The repayment of NUR’s remaining $22 million of outstanding bank debt, after the repayment of the $2 million described above (the “Remaining Debt”) was rescheduled for repayment under a new credit facility. The credit facility is divided into a revolving short-term credit line in the amount of approximately $11 million, and a ten-year long-term loan in the amount of $11 million. The revolving credit line is renewable on a yearly basis at the request of NUR for up to six years unless NUR has defaulted on the terms of the credit facility or the Lender Banks otherwise have the right to demand repayment of the amounts outstanding under the revolving credit line. NUR is required to pay interest on the revolving credit line quarterly. NUR will not be required to make any annual principal payments, payable in four quarterly installments, under the new long-term loan for a period of two years and thereafter is required to make the following principal payments:

Year	Principal Payment Amount

2008	$500,000
2009	$500,000
2010	$1,000,000
2011	$1,000,000
2012	$1,500,000
2013	$1,500,000
2014	$2,500,000
2015	$2,500,000

        NUR will have the option to repay the aggregate remaining principal under the long-term loan after six years from the inception date of the new credit facility. The revolving credit line and the long term loan under the new credit facility will be subject to immediate repayment upon the occurrence of certain events including default under the terms of the credit facility or other agreements with the Lender Banks, the creation of certain liens on the NUR’s assets, the filing for voluntary liquidation by NUR, a change of control of NUR or certain other events.

        NUR also has agreed to maintain the following ratios of (1) the total amounts owed to the Lender Banks plus available credit under the new revolving credit facility plus debts of subsidiaries to outside lenders incurred above an aggregate of €2.035 million (or $2.58 million) to (2) EBITDA (as defined in the debt restructuring agreement)

Time Period	Ratio of Debt to EBITDA

Fiscal year ended December 31, 2007	No compliance required.
Fiscal year ended December 31, 2008	13 : 1
Fiscal year ended December 31, 2009	10 : 1
Fiscal year ended December 31, 2010	8 : 1
Fiscal year ended December 31, 2011 and thereafter	6 : 1

        The first measurement of the financial covenants will take place following the end of the third quarter of 2008 based on NUR’s financial results during the first three quarters of 2008, and will be measured on a quarterly basis thereafter, which measurement will take into account the previous four calendar quarters. If NUR does not meet the financial covenants mentioned above, it may remedy such default by paying to the Lender Banks, in a single payment upon the determination of the occurrence of such default principal that would have been paid quarterly during the twelve consecutive calendar months that immediately follow such default.

        NUR also has agreed to extend the exercise period of existing warrants to purchase up to 1,340,000 ordinary shares which were previously granted to the Lender Banks by eighteen months. The exercise prices of these warrants range from $0.34 to $5.00 per share. The weighted average exercise price of these warrants is $0.96 per share.

        Under a registration rights agreement entered into among NUR, the Fortissimo Investors and the Lender Banks, NUR may be required by the Lender Banks to register for resale, on a best efforts basis, the shares underlying the Bank Warrants.

        We believe that the new agreements with the Lender Banks of September 2005 will allow a better alignment between the debt’s magnitude as well as the financial covenants and NUR’s current business plan. Our failure to observe covenants when due or satisfy conditions under the loan agreements may result in the banks accelerating our obligations, which would obligate us to immediately repay all loans made by the banks plus penalties, and the banks would be entitled to exercise the remedies available to them under the credit facility, including enforcement of their lien against all our assets, which may result in a material adverse effect on our business and financial results. The loans are repayable in annual installments as of 2008 and until 2015.

Inspire Private Placement and Debt Restructuring Agreement

        On December 29, 2004, we reached an agreement with Inspire Investments Ltd. for the investment by Inspire of $10 million in NUR. The consummation of the Inspire investment was conditioned, among other things, upon Inspire’s completion of its due diligence review. As a pre-condition to entering into the agreement Inspire required, among others, that NUR will enter into a debt restructuring agreement with the Lender Banks and that a substantial part of the holdings of Dan Purjes, a former director and former chairman of the Board and the then largest shareholder, will be voted under an irrevocable proxy. On March 21, 2005, NUR reached a debt restructuring agreement with the Lender Banks, providing for the conversion of $15 million of NUR’s outstanding debt into equity and for the rescheduling of NUR’s remaining $28 million of outstanding debt and the replacement of the financial ratios governing NUR’s loan agreements with the Lender Banks. In June 2005, Inspire notified us that it had terminated the investment agreement. As a result, the related restructuring agreement of March 2005 with our Lender Banks was terminated as well.

Dan Purjes Voting Agreement and Voting Trust Agreement

        On January 23, 2005, NUR entered into a Voting Agreement coupled with an irrevocable proxy, with Dan Purjes. Key features of the Voting Agreement are as follows:

—	Mr. Purjes granted to our Board or a nominee appointed by it voting control over 7,706,683 ordinary shares beneficially owned by him, coupled with an irrevocable proxy (the “Proxy”), and the Board or the nominee appointed by it will vote the shares in any meeting or actions of the shareholders and with respect to any matter submitted to shareholder with the majority of votes of the other shareholders of NUR.

—	The Proxy became effective on January 23, 2005, the date of the Voting Agreement, and will terminate when Mr. Purjes is no longer the record holder or beneficial owner of ordinary shares or securities exercisable for or convertible into ordinary shares (the “Term”).

—	During the Term, Mr. Purjes may not dispose of any of the ordinary shares and securities exercisable for or convertible into ordinary shares which are subject to the Proxy, other than:

■	any number of shares in the open market through a stock broker or dealer for the sole purpose of effecting an immediate sale of such shares;

■	to a person or entity that is not affiliated, directly or indirectly, with Mr. Purjes through a private transaction. During the period ending on the earlier of January 23, 2006 or immediately following NUR’s general meeting of shareholders which would be convened for electing directors appointed or recommended by a new investor to NUR’s board of directors (the “Restricted Period”), the transferee will grant to NUR’s Board or a nominee appointed by it a proxy with respect to the transferred shares, which proxy will be effective until the end of the Restricted Period;

■	to a certain unaffiliated third party through a private transaction;

■	pledging, hypothecating, creating a security interest in or lien on, or commit to do any of the foregoing with respect to the subject securities, provided, that such securities will continue to be subject to the Proxy; and

■	transfers of securities covered by the Proxy to Mr. Purjes’ family and affiliates. The transferee will be bound by the terms of the Voting Agreement and the securities so transferred will continue to be subject to the Proxy.

—	NUR agreed to indemnify Mr. Purjes for claims, demands and actions, and liabilities, damages, or expenses resulting therefrom, resulting from the Proxy given to NUR or its representative or them voting such shares.

        In accordance with conversations between representatives of NUR and Nasdaq, NUR and Mr. Purjes entered into a Voting Trust Agreement, dated as of March 7, 2005 (the “Voting Trust Agreement”), that amended, superseded and suspended the Voting Agreement.

        Under the Voting Trust Agreement with Dan Purjes and an independent trustee, New York Private Bank & Trust (the “Trustee”), Mr. Purjes agreed to place all the ordinary shares and securities exercisable for or convertible into ordinary shares of NUR owned by him and by his family and affiliates (hereinafter referred as the “subject securities”) into a voting trust. As a result, voting control of all subject securities are controlled by the Trustee who was to vote those securities proportionally according to the votes cast by NUR’s other shareholders on any matter submitted to a shareholder vote. However, as a result of the delisting of our ordinary shares from the Nasdaq Capital Market, the Voting Trust Agreement was automatically terminated and converted into the Voting Agreement.

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

        In October 2005, Dan Purjes, filed a complaint against NUR seeking the reinstatement of his voting rights, the control of which had been transferred to NUR pursuant to the Voting Agreement. NUR has filed a motion to dismiss this complaint. For additional information see “Item 8.A: Legal Proceedings.”

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

Israeli Taxation and Investment Programs

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

        Tax Reform

        On January 1, 2003, a comprehensive tax reform took effect in Israel. Pursuant to the reform, resident companies are subject to Israeli tax on income accrued or derived in Israel or abroad. In addition, the concept of controlled foreign corporation was introduced according to which an Israeli company may become subject to Israeli taxes on certain income of a non–Israeli subsidiary if the subsidiaries primary source of income is passive income (such as interest, dividends, royalties, rental income or capital gains). The tax reform also substantially changed the system of taxation of capital gains.

        General Corporate Tax Structure

        Israeli companies are generally subject to company tax on their taxable income. The applicable rate is 35% in 2004, 34% in 2005, and 31% in 2006, and is scheduled to decline to 29% in 2007, 27% in 2008, 26% in 2009, and 25% in 2010 and thereafter. However, the effective tax rate payable by a company which derives income from an approved enterprise may be considerably less, as further discussed below.

        Special Provisions Relating to Taxation under Inflationary Conditions

        The Income Tax Law (Inflationary Adjustments), 5745-1985, or the Inflationary Adjustments Law, represents an attempt to overcome the problems presented to a traditional tax system by an economy undergoing rapid inflation. The Inflationary Adjustments Law is highly complex. Its features, which are material to us, can be described as follows:

        — there is a special tax adjustment for the preservation of equity which classifies corporate assets into fixed assets and non-fixed assets. Where a company’s equity, as defined in the law, exceeds the depreciated cost of fixed assets, a deduction from taxable income that takes into account the effect of the applicable annual rate of inflation on the excess is allowed up to a ceiling of 70% of taxable income in any single tax year, with the unused portion permitted to be carried forward on a linked basis. If the depreciated cost of fixed assets exceeds a company’s equity, then the excess multiplied by the applicable annual rate of inflation is added to taxable income;

        — subject to specified limitations, depreciation deductions on fixed assets and losses carried forward are adjusted for inflation based on the increase in the consumer price index; and

        — in specified circumstances, gains on traded securities, which might otherwise be eligible for reduced rates of tax, will be liable to company tax rates, as mentioned above.

        Law for the Encouragement of Industry (Taxes), 5729-1969

        The Law for the Encouragement of Industry (Taxes), 5729-1969, or the Industry Encouragement Law, provides several tax benefits for industrial companies. An industrial company is defined as a company resident in Israel, at least 90% of the income of which in a given tax year (determined in Israeli currency, exclusive of income from specified government loans, capital gains, interest and dividends) is derived from an industrial enterprise owned by it. An industrial enterprise is defined as an enterprise whose major activity in a given tax year is industrial production activity.

        Under the Industry Encouragement Law, industrial companies are entitled to a number of corporate tax benefits, including:

        — deduction of purchase of know-how and patents over an eight-year period for tax purposes; and

        — the right to elect, under specified conditions, to file a consolidated tax return with additional related Israeli industrial companies and an industrial holding company.

        Under some tax laws and regulations, an industrial enterprise may be eligible for special depreciation rates for machinery, equipment and buildings. These rates differ based on various factors, including the date the operations begin and the number of work shifts. An industrial company owning an approved enterprise may choose between these special depreciation rates and the depreciation rates available to the approved enterprise.

        Eligibility for benefits under the Industry Encouragement Law is not subject to receipt of prior approval from any governmental authority.

        We believe that we currently qualify as an industrial company within the definition of the Industry Encouragement Law. We cannot assure you that the Israeli tax authorities will agree that we qualify, or, if we qualify, that we will continue to qualify as an industrial company or that the benefits described above will be available to us in the future.

        Law for the Encouragement of Capital Investments, 5719-1959

        The Law for the Encouragement of Capital Investments, 5719-1959, as amended, or the Investment Law, provides certain tax and financial benefits to a capital investment in production facilities (or other eligible facilities) designated as an approved enterprise. Each certificate of approval for an approved enterprise relates to a specific capital investment program delineated both by its financial scope, including its capital sources, and its physical characteristics, such as the equipment to be purchased and utilized pursuant to the program. The tax benefits under the Investment Law are not available for income derived from products manufactured outside of Israel.

        A company owning an approved enterprise may elect to receive either governmental grants or an alternative package of tax benefits. Certain of the NUR’s production facilities have been granted the status of “Approved Enterprise” under the law, for three separate investment plans. According to the provisions of this law, NUR elected to enjoy “alternative benefits” which provide tax benefits in exchange for waiver of grants. Accordingly, NUR’s income from the “Approved Enterprise” will be tax-exempt for a period of 2, 4 and 4 years, for the first, second and third plan, respectively, commencing with the year it first earns taxable income. The period of tax benefits detailed above is subject to limits of 12 years from the commencement of production, or 14 years from receiving the approval, whichever is earlier. Given the abovementioned conditions, the period of benefits for the first and second plans commenced in 1994 and 1999, respectively. The first plan was terminated in 2001 and the second plan was terminated in 2004. The period of benefits for the third plan has not yet commenced. The reduced corporate tax rate, to which NUR’s approved enterprise program will be subject, is dependent on the level of foreign investment in NUR. A Foreign Investors Company, or FIC, as defined in the Investment Law, may enjoy benefits for an extended period of up to ten years. A FIC is a company of which more than 25% of its shareholders are non-Israeli residents.

        In the event a company operates under more than one approval or only part of its capital investments are approved, its effective corporate tax rate is the result of a weighted combination of the various applicable rates. Notwithstanding our approved enterprise status in Israel, we may be required to pay income or withholding taxes in other countries.

        All dividends are considered to be attributable to the entire enterprise and their effective tax rate is the result of a weighted combination of the applicable tax rates. A company that has elected the alternative package of tax benefits and pays a dividend out of income derived from the approved enterprise during the exemption period will be subject to tax on the amount distributed, at the rate that would have been applicable had it not elected the alternative package of benefits (generally, 10%-25% depending on the extent of foreign investment in the company). Dividends from approved enterprises are generally taxed at a rate of 15% (which is withheld and paid by the company paying the dividend) if such dividend is distributed during the benefits period or within twelve 12 years thereafter. The twelve-year limitation does not apply to a FIC. NUR has decided to permanently reinvest the tax exempt profits resulting from the “Approved Enterprise” status and not to distribute such profits as dividends.

        The Investment Law also provides that a company with an approved enterprise is entitled to accelerated depreciation on its property and equipment included in an approved investment program.

        Future approved enterprises will be reviewed separately, and decisions whether to approve or reject a designation as an approved enterprise will be based, among other things, on the then prevailing criteria set forth in the Investment Law, on the specific objectives of NUR and on certain financial criteria of NUR. Accordingly, there can be no assurance that any new investment programs will be approved as approved enterprises. In addition, the benefits available to an approved enterprise are conditional upon the fulfillment of certain conditions stipulated in the Investment Law and related regulations and the criteria set forth in the specific certificate of approval, as described above. In the event that these conditions are violated, in whole or in part, NUR will be subject to corporate tax at the rate then in effect under Israeli law for such tax year.

        On April 1, 2005, an amendment to the Investment Law came into effect (the “Amendment”), which has significantly changed the provisions of the Investment Law. The Amendment limits the scope of enterprises which may be approved by the Investment Center by setting criteria for the approval of a facility as an “Approved Enterprise,” such as provisions generally requiring that at least 25% of the “Approved Enterprise” income will be derived from export. Additionally, the Amendment enacted major changes in the manner in which tax benefits are awarded under the Investment Law so that companies no longer require Investment Center approval in order to qualify for tax benefits.

        However, the Investment Law provides that terms and benefits included in any certificate of approval already granted will remain subject to the provisions of the Investment Law as they were on the date of such approval. Therefore, NUR’s existing “Approved Enterprises” programs will generally not be subject to the provisions of the Amendment.

        Tax-exempt income generated under the provisions of the Amendment will subject NUR to taxes upon distribution or liquidation, and NUR may be required to record deferred tax liability with respect to such tax-exempt income.

        Capital Gains Tax on Sales of Our Ordinary Shares

        Israeli law generally imposes a capital gains tax on the sale of any capital assets by residents of Israel, as defined for Israeli tax purposes, and on the sale of assets located in Israel, including shares in Israeli companies, by both residents and non-residents of Israel, unless a specific exemption is available or unless a tax treaty between Israel and the shareholder’s country of residence provides otherwise. The law distinguishes between real gain and inflationary surplus. The inflationary surplus is a portion of the total capital gain, which is equivalent to the increase of the relevant asset’s purchase price, which is attributable to the increase in the Israeli consumer price index between the date of purchase and the date of sale. The real gain is the excess of the total capital gain over the inflationary surplus.

        Taxation of Israeli Residents

        Generally, up until the 2006 tax year, capital gains tax was imposed on Israeli resident individuals at a rate of 15% on real gains derived on or after January 1, 2003, from the sale of shares in, among others, (i) Israeli companies publicly traded on Nasdaq or on a recognized stock market in a country that has a treaty for the preventions of double taxation with Israel. This tax rate was contingent upon the shareholders not claiming a deduction for financing expenses in connection with such shares (in which case the gain was generally taxed at a rate of 25%), and did not apply to: (i) the sale of shares by dealers in securities; (ii) the sale of shares by shareholders that report in accordance with the Income Tax Law (Inflationary Adjustments), 1985, referred to as the Inflationary Adjustments Law (that were generally taxed at Corporate Tax rates for corporations and at marginal tax rates for individuals); or (iii) the sale of shares by shareholders who acquired their shares prior to an initial public offering (that may be subject to a different tax arrangement).

        As of January 1, 2006, the tax rate applicable to capital gains derived from the sale of shares, whether listed on a stock market or not, is 20% for Israeli individuals, unless such shareholder claims a deduction for financing expenses in connection with such shares, in which case the gain will generally be taxed at a rate of 25%. Additionally, if such shareholder is considered a “significant shareholder” at any time during the 12-month period preceding such sale (i.e., such shareholder holds directly or indirectly, including jointly with others, at least 10% of any means of control in the company) the tax rate will be 25%. Israeli companies are subject to the corporate tax rate on capital gains derived from the sale of shares, unless such companies were not subject to the Adjustments Law (or certain regulations) at the time of publication of the aforementioned amendment to the Tax Ordinance, in which case the applicable tax rate is 25%. However, different tax rates may apply to dealers in securities and shareholders who acquired their shares prior to an initial public offering.

        The tax basis of shares acquired prior to January 1, 2003, will be determined in accordance with the average closing share price in the three trading days preceding January 1, 2003. However, a request may be made to the tax authorities to consider the actual adjusted cost of the shares as the tax basis if it is higher than such average price.

        Taxation of Non-Israeli Residents

        Non-Israeli residents are generally exempt from Israeli capital gains tax on any gains derived from the sale of shares of Israeli companies publicly traded on a recognized stock market outside of Israel, provided such shareholders did not acquire their shares prior to the issuer’s initial public offering and that the gains did not derive from a permanent establishment of such shareholders in Israel and that such shareholders are not subject to the Inflationary Adjustments Law. However, non-Israeli corporations will not be entitled to such exemption if an Israeli resident (i) has a controlling interest of 25% or more in such non-Israeli corporation, or (ii) is the beneficiary or is entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

        In addition, the sale, exchange or disposition of our ordinary shares by a shareholder who is a U.S. resident (for purposes of the U.S.-Israel Tax Treaty) holding ordinary shares as a capital asset is also exempt from Israeli capital gains tax under the U.S.-Israel Tax Treaty unless either (i) the shareholder holds, directly or indirectly, shares representing 10% or more of our voting power during any part of the 12-month period preceding such sale or (ii) the capital gains arising from such sale are attributable to a permanent establishment of the shareholder located in Israel. If the above conditions are not met, the U.S. resident would be subject to Israeli tax, to the extent applicable; however, under the U.S.-Israel Tax Treaty, the gain would be treated as foreign source income for United States foreign tax credit purposes and such U.S. resident would be permitted to claim a credit for such taxes against the United States income tax imposed on such sale, exchange or disposition, subject to the limitations under the United States federal income tax laws applicable to foreign tax credits.

        Tax Benefits for Research and Development

        Israeli tax law allows under certain conditions a tax deduction in the year incurred for expenditures in scientific research and development projects, if the expenditures are approved by the relevant Israeli Government Ministry (determined by the field of research) and the research and development is for the promotion of the enterprise. Expenditures not so approved are deductible over a three–year period. However, expenditures made out of the proceeds of government grants are not deductible, i.e. assuming taxable income to NUR, it would be able to deduct the unfunded portion of the research and development expenditures and not the gross amount.

        Law for the Encouragement of Industrial Research and Development, 5744-1984

        Under the Law for the Encouragement of Industrial Research and Development, 5744-1984 and the related regulations, or the Research Law, research, development and pre-manufacturing programs that meet specified criteria and are approved by a governmental committee (the “Research Committee”) of the OCS are eligible for grants of up to 50% of the expenditures on the program. Each application to the OCS is reviewed separately, and grants are based on the program approved by the Research Committee. Expenditures supported under other incentive programs of the State of Israel are not eligible for OCS grants. As a result, we cannot be sure that applications to the OCS will be approved or, if approved, that we will receive the amounts for which we apply.

        Recipients of these grants are required to pay royalties on the revenues derived from the sale of product developed in accordance with the program. The royalties are payable at the rate of 3% of revenues during the first three years, 4% of revenues during the following three years, and 5% of revenues in the seventh year and thereafter, with the total royalties not to exceed 100% of the dollar value of the OCS grant.

        The terms of the Israeli government participation require that products developed with OCS grants must generally be manufactured in Israel. If we receive OCS approval for any portion of this manufacturing to be performed outside of Israel, the royalty rate would be increased and the repayment schedule would be accelerated, based on the extent of the manufacturing conducted outside of Israel. Depending upon the extent of the manufacturing volume that is performed outside of Israel, the ceiling on royalties would increase to 120%, 150% or 300% of the grant. Under an amendment to the Research Law effective June 7, 2005, the authority of the Research Committee to approve the transfer of manufacture outside of Israel was expanded.

        The technology developed pursuant to the terms of these grants may not be transferred to third parties without the prior approval of the Research Committee. This approval is required only for the export of the technology, and not for the export of any products that incorporate the sponsored technology. Approval of the transfer of technology may be granted only if the recipient agrees to abide by all the provisions of the Research Law, including the restrictions on the transfer of know-how and the obligation to pay royalties in an amount that may be increased. The amendment to the Research Law which became effective on June 7, 2005 granted authority to the Research Committee to approve the transfer of sponsored technology outside of Israel, subject to various conditions. For additional information also see disclosure under “Item 3: Key Information.”

        We have received grants from the OCS, and therefore we are subject to various restrictions under the Research Law on the transfer of technology or manufacturing. These restrictions do not terminate upon the full payment of royalties.

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

Taxation of U.S. Holders

        Distributions on Ordinary Shares. Subject to the discussion in “Passive Foreign Investment Companies” below, distributions made by us with respect to ordinary shares generally will constitute dividends for federal income tax purposes and will be taxable to a U.S. Holder as dividend income to the extent of our undistributed current or accumulated earnings and profits (as determined for United States federal income tax purposes). Distributions in excess of our current or accumulated earnings and profits will be treated first as a nontaxable return of capital reducing the U.S. Holder’s tax basis in the ordinary shares, thus increasing the amount of any gain (or reducing the amount of any loss) which might be realized by such Holder upon the sale or exchange of such ordinary shares. Any such distributions in excess of the U.S. Holder’s tax basis in the ordinary shares will be treated as capital gain to the U.S. Holder and will be either long term or short term capital gain depending upon the U.S. Holder’s federal income tax holding period for the ordinary shares. Dividends paid by us generally will not be eligible for the dividends received deduction available to certain United States corporate shareholders under Code Sections 243 and 245. If you are a noncorporate U.S. Holder, dividends paid to you in taxable years beginning before January 1, 2011, that constitute qualified dividend income will be taxable to you at a maximum rate of 15% provided that you hold ordinary shares for more than 60 days during the 120-day period beginning 60 days before the ex-dividend date and meet other holding period requirements.

        A dividend paid in New Israeli Shekel will be included in gross income in a U.S. dollar amount based on the Israeli NIS/U.S. dollar exchange rate in effect on the date the dividend is included in the income of the U.S. Holder, regardless of whether the payment, in fact, is converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend payment is included in the gross income of a U.S. Holder through the date that payment is converted into U.S. dollars (or otherwise disposed of) will be treated as U.S. source ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income.

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

        The mark-to-market election is available only for stock which is regularly traded on a national securities exchange that is registered with the Securities and Exchange Commission or on Nasdaq, or an exchange or market that the U.S. Secretary of the Treasury determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. Our ordinary shares are currently quoted on the over-the-counter market in the “Pink Sheets.” As a result of our shares trading on the over-the-counter-market, the mark-to-market election may not be available to you if we were to become a PFIC.

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

Inflation, Deflation and Fluctuation of Currencies

        See “Item 5.A: Impact of Inflation, Deflation and Fluctuation of Currencies.”

Interest Rate

        NUR’s exposure to market risk due to changes in interest rates relates primarily to NUR’s long-term loans interest rate variation. As of December 31, 2005, we had a balance of $11.8 million of long term loans carrying annual interest rates of LIBOR + 2.5%. Changes in the LIBOR interest rate may affect our interest payments. As of June 30, 2006, $11.8 million were outstanding in the aggregate under the long-term loans.

        NUR does not otherwise believe the disclosure required by Item 11 of this annual report to be material to NUR.

ITEM 12: Description of Securities Other Than Equity Securities

         Not Applicable.

PART II

ITEM 13: Defaults, Dividend Arrearages and Delinquencies

        During the beginning of 2005, NUR failed to meet certain of the financial covenants governing its then long-term and short-term loans. However, under the terms of our agreement with the Lender Banks dated June 29, 2005 and under the debt restructuring agreement dated September 12, 2005, the banks agreed to waive these defaults for all periods prior to the closing of the debt restructuring agreement. We believe that the new financial covenants set forth in our recent agreements with the Lender Banks will allow a better alignment between the financial covenants and NUR’s business plan. For more information see “Item 10.C: Material Contracts.”

ITEM 14: Material Modifications to the Rights of Security Holders and Use of Proceeds

        There are no material modifications to, or qualifications of, the rights of security holders that are required to be disclosed.

ITEM 15: Controls and Procedures

Disclosure Controls and Procedures

        We performed an evaluation under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(c) and 15d-15(c) of the Exchange Act) as of the end of the period covered by this report and each has concluded that (1) such disclosure controls and procedures were effective as of such date to ensure that information required to be disclosed in NUR’s reports filed under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms and (2) our disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports that NUR files or submits under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Internal control over Financial Reporting

        Except as stated below, there were no changes in NUR’s internal control over financial reporting that occurred during the year ended December 31, 2005 that have materially affected, or are reasonably likely to materially affect, NUR’s internal control over financial reporting. In addition, except as stated below, we have not identified any significant deficiencies or material weaknesses in our internal controls for 2005.

        Following the restatement of NUR’s financial results for 2002 through 2004 and during the preparations of the financial reports for the year ended December 31, 2005, NUR’s management identified material weaknesses in internal control over financial reporting that relate to (1) implementation of the new policy of revenue recognition adopted by NUR in 2005, (2) monitoring appropriate levels of allowance for doubtful accounts and provisions for slow-moving inventory and (3) the closing process of the financial statements prior to the initiation of the audit work.

        NUR’s management evaluated the foregoing weaknesses and took the following corrective actions: (1) in 2005, NUR enhanced the level of required documentation and review relating to reporting of revenue recognition from products, (2) in 2006, NUR held mandatory training sessions for senior executives and staff regarding the criteria for revenue recognition under the United States generally accepted accounting principles, (3) NUR intends to carry-out in 2006 similar sessions for its sales force, and (4) in 2005, NUR adopted and implemented new policies for allowance for doubtful accounts and valuation of inventories.

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

ITEM 16B: Code of Ethics

        NUR’s Audit Committee and Board have adopted a code of ethics, as defined in Item 16B of Form 20-F, that applies to NUR’s chief executive officer, chief financial officer, vice president of finance, controller and any other person bearing the title of vice president or higher in the Finance Department. A copy of the code of ethics has been filed as an exhibit to our annual report on Form 20-F for the year ended December 31, 2003.

        There are no material modifications to, or waivers from, the provisions of the code of ethics that are required to be disclosed.

ITEM 16C: Principal Accountant Fees and Services

Fees paid to the Auditors

        The following table sets forth, for each of the years indicated, the fees paid to our independent registered public accounting firm.

	2005	2004

Audit Fees (1)	$313	$600
Audit-Related Fees	$-	$-
Tax Fees(2)	$207	$120
All Other Fees	$-	$-

Total	$520	$720

(1)	Professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements or services that are normally provided by the accountants in connection with statutory and regulatory filings or engagements.
(2)	Professional services rendered by our independent registered public accounting firm for international and local tax compliance and tax advice services, including approved enterprise issues and transfer pricing.

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

ITEM 16D: Exemptions from the Listing Standards for Audit Committees

         Not Applicable.

ITEM 16E: Purchase of Equity Securities by the Company and Affiliated Purchasers

         Not Applicable.

PART III

ITEM 17: Financial Statements

         Not Applicable.

ITEM 18: Financial Statements

        See Financial Statements included at the end of this report.

ITEM 19: Exhibits

Number	Description

1.1	Memorandum of Association of the Registrant, in Hebrew with a translation to English(1)

1.2	Amended and Restated Articles of Association of the Registrant

1.3	Certificate of Name Change(2)

2.1	Specimen Certificate for ordinary shares(1)

2.2	Form of Share and Warrant Purchase Agreement dated January 17, 2002 between the Registrant and The Investment Corp. of United Mizrahi Bank Ltd.(4)

2.3	Form of Warrant Agreement, dated February 12, 2002 between the Registrant and Bank Hapoalim B.M.(4)

2.4	Form of Registration Rights Agreement, dated February 12, 2002 between Registrant and Bank Hapoalim B.M.(4)

2.5	Form of Warrant Agreement, dated February 12, 2002 between the Registrant and Bank Leumi le-Israel Ltd.(4)

2.6	Form of Registration Rights Agreement, dated February 12, 2002 between Registrant and Bank Leumi le-Israel Ltd.(4)

2.7	Form of Warrant Agreement, dated November 21, 2002 between the Registrant and Poalim Capital Markets & Investments Ltd.(5)

2.8	Form of Registration Rights Agreement, dated November 7, 2002 between the Registrant and Poalim Capital Markets & Investments Ltd.(5)

2.9	Form of Warrant Agreement dated, March 11, 2003 between the Registrant and Bank Hapoalim B.M.(5)

2.10	Form of Registration Rights Agreement, dated March 11, 2003 between Registrant and Bank Hapoalim B.M.(5)

2.11	Form of Warrant Agreement, dated March 11, 2003 between the Registrant and Bank Leumi le-Israel Ltd.(5)

2.12	Form of Registration Rights Agreement, dated March 11, 2003 between Registrant and Bank Leumi le-Israel Ltd.(5)

2.13	Form of Convertible Loan and Warrant Agreement, dated July 2003 between Registrant and certain investors(6)

Number	Description

2.14	Form of Warrant Agreement, dated October 15, 2003 between the Registrant and certain investors(6)

2.15	Form of Registration Rights Agreement, dated July, 2003 between the Registrant and certain investors(6)

2.16	Form of Warrant Agreement, dated October 15, 2003 between the Registrant and the Placement Agent (6)

2.17	Form of Warrant Agreement, dated August 1, 2003 between the Registrant and Bank Hapoalim B.M.(6)

2.18	Form of Registration Rights Agreement, dated August 1, 2003 between the Registrant and Bank Hapoalim B.M.(6)

2.19	Form of Warrant Agreement, dated August 1, 2003 between the Registrant and Bank Leumi le-Israel Ltd.(6)

2.20	Form of Registration Rights Agreement, dated August 1, 2003 between the Registrant and Bank Leumi le-Israel Ltd.(6)

2.21	Form of Warrant Agreement, dated June 27, 2003 between the Registrant and Israel Discount Bank Ltd.(6)

2.22	Form of Registration Rights Agreement, dated June 27, 2003 between the Registrant and Israel Discount Bank Ltd.(6)

2.23	Form of Warrant Agreement, dated August 1, 2003 between the Registrant and Israel Discount Bank Ltd.(6)

2.24	Form of Registration Rights Agreement, dated August 1, 2003 between the Registrant and Israel Discount Bank Ltd.(6)

2.25	Form of Warrant Agreement, dated April 17, 2005 between the Registrant and Dan Purjes (7)

2.26	Form of Registration Rights Agreement, dated March 7, 2005 between the Registrant and Dan Purjes (7)

2.27	Form of Warrant Agreement, dated October 31, 2005 between the Registrant and certain investors(8)

2.28	Form of Registration Rights Agreement, dated September 12, 2005 between the Registrant, certain investors, Bank Hapoalim, Bank Leumi and Israel Discount Bank(8)

2.29	Form of Warrant Agreement, dated December 8, 2005 between the Registrant and Bank Hapoalim B.M.(8)

2.30	Form of Warrant Agreement, dated December 8, 2005 between the Registrant and Bank Leumi Le-Israel B.M.(8)

2.31	Form of Warrant Agreement, dated December 8, 2005 between the Registrant and Israel Discount Bank Ltd.(8)

3.1	Voting Agreement, dated January 23, 2005 between the Registrant and Dan Purjes (9)

3.2	Voting Trust Agreement, dated March 7, 2005 between the Registrant, Dan Purjes and New York Private Bank & Trust Company (10)

Number	Description

4.1	1995 Israel Stock Option Plan (previously referred to in Company filings as the 1995 Flexible Stock Incentive Plan or the 1995 Stock Option / Stock Purchase Plan)(1)

4.2	Amendment to the 1995 Israel Stock Option Plan(3)

4.3	1997 Stock Option Plan(11)

4.4	1998 Non-Employee Director Share Option Plan(12)

4.5	Amendment to the 1998 Non-Employee Director Share Option Plan(10)

4.6	2000 Stock Option Plan(13)

4.7	Lease Agreement for office space in Brussels, Belgium between Nivellease, S.A. and the Registrant dated November 26, 1996(3)

4.8	Lease Agreement for office space in Newton Center, Massachusetts between WHTR Real Estate Limited Partnership and the Registrant dated July 10, 1998(3)

4.9	Lod Lease Agreement dated January 11, 2000 between A. Barzilai Investments and Assets Ltd. and Kamim Investments and Assets Ltd. and the Registrant(14)

4.10	Amendment to Lod Lease Agreement, dated September 20, 2004 between A. Barzilai Investments and Assets Ltd. and Kamim Investments and Assets Ltd. and the Registrant(7)

4.11	Amendment to Lod Lease Agreement, dated November 27, 2005 between A. Barzilai Investments and Assets Ltd. and Kamim Investments and Assets Ltd. and the Registrant

4.12	Management Agreement dated September 26, 2005 between the Registrant and Fortissimo Capital Fund GP, LP(8)

4.13	Agreement for Restructuring of Debt of Registrant dated September 12, 2005 between the Registrant and Bank Hapoalim B.M., Bank Leumi Le-Israel B.M. and Israel Discount Bank Ltd.(15)

4.14	Telrad Lease Agreement dated January 24, 2006 between the Registrant and Telrad Networks Ltd. (16)

8	List of Subsidiaries of the Registrant

11	Code of Ethics(6)

12.1	Certification of Principal Executive Officer required by Rule 13a-14(a) and Rule 15d-14(a) (Section 302 Certifications)

12.2	Certification of Principal Financial Officer required by Rule 13a-14(a) and Rule 15d-14(a) (Section 302 Certifications)

13	Certification of Principal Executive Officer and Principal Financial Officer required by Rule 13a-14(b) and Rule 15d-14(b) (Section 906 Certifications)

14.1	Consent of Kost Forer Gabbay & Kasierer

14.2	Consent of BDO McCabe Lo & Company

14.3	Consent of Grant Thornton Tokyo

(1)	Previously filed with NUR’s F-1 (File No. 33-93160) and incorporated by reference herein.
(2)	Previously filed with NUR’s Form 6-K dated January 7, 1998 and incorporated by reference herein.
(3)	Previously filed with NUR’s Form F-1 (File No. 333-66103) and incorporated by reference herein.

(4)	Previously filed with NUR’s Form 20-F for the year ended December 31, 2001 and incorporated by reference herein.
(5)	Previously filed with NUR’s Form 20-F for the year ended December 31, 2002 and incorporated by reference herein.
(6)	Previously filed with NUR’s Form 20-F for the year ended December 31, 2003 and incorporated by reference herein.
(7)	Previously filed with NUR’s Form 20-F for the year ended December 31, 2004 and incorporated by reference herein.
(8)	Previously filed with NUR’s Form 6-K dated October 14, 2005 and incorporated by reference herein.
(9)	Previously filed with NUR’s Form 6-K dated February 6, 2005 and incorporated by reference herein.
(10)	Previously filed with NUR’s Form 6-K dated April 18, 2005 and incorporated by reference herein.
(11)	Previously filed with NUR’s Form 20-F for the year ended December 31, 1997 and incorporated by reference herein.
(12)	Previously filed with NUR’s Form 6-K dated November 13, 1998 and incorporated by reference herein.
(13)	Previously filed with NUR’s Schedule TO-I (File No. 5-56015) on May 16, 2002 and incorporated by reference herein.
(14)	Previously filed with NUR’s Form 20-F for the year ended December 31, 2000 and incorporated by reference herein.
(15)	Previously filed with NUR’s Form 6-K dated September 13, 2005 and incorporated by reference herein.
(16)	Previously filed with NUR’s Form 6-K dated February 13, 2006 and incorporated by reference herein.

SIGNATURES

        The registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

NUR Macroprinters Ltd. By: /s/ David Reis —————————————— David Reis President and Chief Executive Officer

Dated: July 17, 2006

NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2005

IN U. S. DOLLARS

■	Kost Forer Gabbay & Kasierer
	3 Aminadav St.	■	Phone: 972-3-6232525
	Tel-Aviv 67067, Israel		Fax: 972-3-5622555

REPORT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
NUR MACROPRINTERS LTD.

          We have audited the accompanying consolidated balance sheets of NUR Macroprinters Ltd. (“the Company”) and its subsidiaries as of December 31, 2004 and 2005 and the related consolidated statements of operations, changes in shareholders’ equity (deficiency) and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

          We did not audit the financial statements of certain consolidated subsidiaries, whose assets constitute 4% and 2% of total consolidated assets as of December 31, 2005 and 2004, respectively and whose revenues constitute 14%, 8% and 6% of total consolidated revenues for each of the three years in the period ended December 31, 2005, respectively. Those financial statements were audited by other auditors, whose reports have been furnished to us, and our opinion, insofar as it relates to amounts included for those subsidiaries, is based solely on the reports of the other auditors.

          We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the reports of the other auditors provide a reasonable basis for our opinion.

          In our opinion, based on our audits and the reports of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2004 and 2005 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
May 26, 2006	A Member of Ernst & Young Global

NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,

	2004	2005

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$8,745	$9,296
Restricted cash	682	158
Trade receivables (net of allowance for doubtful accounts of $ 11,010 and $ 5,510 as of December 31, 2004 and 2005, respectively)	10,974	7,316
Other accounts receivable and prepaid expenses (Note 3)	3,396	4,121
Inventories (Note 4)	21,358	13,137

Total current assets	45,155	34,028

LONG-TERM RECEIVABLES AND DEPOSITS:
Long-term trade receivables (Note 5)	233	-
Restricted long-term bank deposits	65	-
Severance pay fund	938	876
Other assets	68	327

Total long-term receivables and deposits	1,304	1,203

PROPERTY, PLANT AND EQUIPMENT, NET (Note 6)	4,749	4,636

OTHER INTANGIBLE ASSETS, NET (Note 7)	378	209

Total assets	$51,586	$40,076

The accompanying notes are an integral part of the consolidated financial statements.

NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	December 31,

	2004	2005

LIABILITIES AND SHAREHOLDERS’ DEFICIENCY

CURRENT LIABILITIES:
Short-term bank credit and loans (Note 8)	$42,435	$10,838
Current maturities of long-term loans (Note 9)	117	110
Trade payables	16,122	10,237
Deferred revenues	4,330	4,739
Other accounts payable and accrued expenses (Note 10)	9,895	11,548

Total current liabilities	72,899	37,472

LONG-TERM LIABILITIES:
Long-term loans, net of current maturities (including accrued interest on restructured debt of $ 0 and $ 10,364, and subordinated notes issued to related parties of $ 0 and $ 5,000 as of December 31, 2004 and 2005, respectively) (Note 9)	1,064	28,023
Government authorities (Note 11)	-	927
Accrued severance pay	1,265	1,208

Total long-term liabilities	2,329	30,158

COMMITMENTS AND CONTINGENT LIABILITIES (Note 12)

SHAREHOLDERS’ DEFICIENCY (Note 14):
Share capital -
Ordinary shares of NIS 1 par value:
Authorized: 50,000,000 and 170,000,000 shares as of December 31, 2004 and 2005, respectively; Issued and outstanding: 26,165,215 and 60,498,062 shares as of December 31, 2004 and 2005, respectively	6,198	13,629
Additional paid-in capital	50,433	60,582
Receivables on account of shares	-	(7,000)
Deferred stock compensation	-	(77)
Accumulated other comprehensive loss	(781)	(490)
Accumulated deficit	(79,492)	(94,198)

Total shareholders’ deficiency	(23,642)	(27,554)

Total liabilities and shareholders’ deficiency	$51,586	$40,076

The accompanying notes are an integral part of the consolidated financial statements.

NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share and per share data)

	Year ended December 31,

	2003	2004	2005

Revenues (Note 16):
Products	$64,283	$71,326	$67,072
Services	4,431	5,397	4,306

Total revenues	68,714	76,723	71,378

Cost of revenues:
Products (a)	34,505	44,612	43,505
Inventory write-off	13,154	9,658	2,721

	47,659	54,270	46,226
Services	6,832	6,278	5,772

Total cost of revenues	54,491	60,548	51,998

Gross profit	14,223	16,175	19,380

Operating expenses:
Research and development, net (Note 17a)	6,546	8,008	7,086
Selling and marketing	11,321	9,529	10,865
General and administrative	11,134	10,819	12,171
Doubtful accounts expenses (income)	6,694	6,266	(1,132)
Amortization and impairment of technology and other intangible assets (Note 2j)	118	862	169
Restructuring charges (Note 1d)	2,001	-	-

Total operating expenses	37,814	35,484	29,159

Operating loss	(23,591)	(19,309)	(9,779)
Financial expenses, net (Note 17b)	(1,406)	(2,639)	(3,448)
Fair value of warrants issued to former director (Note 13a)	-	-	(1,441)
Other expenses, net	(182)	-	-

Loss before taxes on income	(25,179)	(21,948)	(14,668)
Taxes on income (Note 15e)	1,191	19	38

Net loss	$(26,370)	$(21,967)	$(14,706)

Basic and diluted net loss per share	$(1.52)	$(0.91)	$(0.46)

Weighted average number of shares used for computing basic and diluted net loss per share	17,272,089	24,235,406	31,932,345

(a)	Cost of revenues includes purchases from related parties in the years ended December 31, 2003, 2004 and 2005 in the amounts of $ 8,273, $ 801 and $ 0, respectively.

The accompanying notes are an integral part of the consolidated financial statements.

NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIENCY)

U.S. dollars in thousands (except share data)

	Number of Ordinary shares outstanding	Share capital	Additional paid-in capital	Receivables on account of shares	Receipts on account of shares	Accumulated other comprehensive loss	Accumulated deficit	Total comprehensive loss	Total shareholders’ equity (deficiency)

Balance as of January 1, 2003	17,155,859	$4,202	$45,697	$-	$-	$(1,286)	$(31,155)		$17,458
Issuance of shares to the chairman of the board of directors for services rendered, net	184,754	42	52	-	-	-	-		94
Exercise of employee stock options	73,668	17	37	-	-	-	-		54
Fair value of warrants and call option granted in connection with a credit line agreement	-	-	1,643	-	-	-	-		1,643
Receipts on account of shares in connection with a credit line agreement, net	-	-	-	-	1,867	-	-		1,867
Amortization of fair value of warrants granted to banks	-	-	92	-	-	-	-		92
Comprehensive loss:
Net loss	-	-	-	-	-	-	(26,370)	$(26,370)	(26,370)
Foreign currency translation adjustments	-	-	-	-	-	149	-	149	149

Total comprehensive loss								$(26,221)

Balance as of December 31, 2003	17,414,281	4,261	47,521	-	1,867	(1,137)	(57,525)		(5,013)
Issuance of shares (private placement)	2,586,140	573	2,215	-	-	-	-		2,788
Issuance of shares related to a credit line agreement	5,645,160	1,250	2,074	-	(1,867)	-	-		1,457
Issuance of shares settling the credit line agreement	-	-	(1,713)	-	-	-	-		(1,713)
Exercise of warrants	43,460	10	5	-	-	-	-		15
Issuance of shares to the chairman of the board of directors for services rendered, net	131,290	29	158	-	-	-	-		187
Exercise of employee stock options	344,884	75	173	-	-	-	-		248
Comprehensive loss:
Net loss	-	-	-	-	-	-	(21,967)	$(21,967)	(21,967)
Foreign currency translation adjustments	-	-	-	-	-	356	-	356	356

Total comprehensive loss								$(21,611)

Balance as of December 31, 2004	26,165,215	6,198	50,433	-	-	(781)	(79,492)		(23,642)

The accompanying notes are an integral part of the consolidated financial statements.

NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIENCY)

U.S. dollars in thousands (except share data)

	Number of Ordinary shares outstanding	Share capital	Additional paid-in capital	Receivables on account of share	Deferred stock compensation	Accumulated other comprehensive loss	Accumulated deficit	Total comprehensive loss	Total shareholders’ deficiency

Balance as of December 31, 2004	26,165,215	6,198	50,433	-	-	(781)	(79,492)		(23,642)
Issuance of shares and warrants, net (private placement)	14,285,714	3,104	1,828	-	-	-	-		4,932
Issuance of shares held by trustee	20,000,000	4,318	2,682	(7,000)	-	-	-		-
Issuance of shares to the chairman of the board of directors for services rendered, net	36,299	7	24	-	-	-	-		31
Deferred stock compensation	-	-	77	-	(77)	-	-		-
Issuance of warrants in connection with a debt restructuring agreement	-	-	3,945	-	-	-	-		3,945
Extending term of warrants in connection a with debt restructuring agreement	-	-	102	-	-	-	-		102
Fair value of warrants issued to a former director	-	-	1,441	-	-	-	-		1,441
Compensation in connection with modifications of option	-	-	48	-	-	-	-		48
Exercise of employee stock options	10,834	2	2	-	-	-	-		4
Comprehensive loss:
Net loss	-	-	-	-	-	-	(14,706)	$(14,706)	(14,706)
Foreign currency translation adjustments	-	-	-	-	-	291	-	291	291

Total comprehensive loss								$(14,415)

Balance as of December 31, 2005	60,498,062	$13,629	$60,582	$(7,000)	$(77)	$(490)	$(94,198)		$(27,554)

The accompanying notes are an integral part of the consolidated financial statements.

NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,

	2003	2004	2005

Cash flows from operating activities:

Net loss	$(26,370)	$(21,967)	$(14,706)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	3,801	1,830	2,027
Amortization and impairment of technology and other intangible assets	118	862	169
Write-off of property and equipment	1,021	-	-
Issuance of shares to the chairman of the board of directors for services rendered, net	94	187	31
Compensation in connection with modifications of options	-	-	48
Amortization of fair value of warrants granted to banks	92	-	-
Loss (gain) on sale of property and equipment	83	301	(64)
Fair value of warrants issued to a former director	-	-	1,441
Deferred income taxes, net	1,589	-	(106)
Foreign currency translation loss (gain) on inter company balances with foreign subsidiaries	(3,827)	(913)	1,406
Accrued severance pay, net	(71)	155	5
Decrease in trade receivables, net	10,327	4,628	2,217
Decrease (increase) in other accounts receivable and prepaid expenses	46	2,591	(841)
Decrease (increase) in inventories	38	(8,376)	3,585
Write-off of inventories	13,154	9,658	2,721
Decrease in long-term trade receivables	1,002	525	233
Decrease in long-term related parties’ accounts	2	242	-
Increase in deferred expenses	(70)	-	-
Decrease (increase) in other assets	68	16	(73)
Increase (decrease) in trade payables	(7,242)	8,387	(5,732)
Decrease in trade payables from related parties	(805)	(2,386)	-
Increase (decrease) in deferred revenues	(1,168)	1,821	409
Increase (decrease) in other accounts payable and accrued expenses	(1,866)	984	3,150

Net cash used in operating activities	(9,984)	(1,455)	(4,080)

Cash flows from investing activities:

Proceeds from restricted cash	391	90	524
Proceeds from (investment in) restricted long-term bank deposit	141	(21)	65
Purchase of property and equipment	(1,198)	(2,123)	(753)
Proceeds from sale of property and equipment	3	293	100
Payment for the purchase of NUR Pro-Engineering Ltd. (a)	(460)	(230)	-

Net cash used in investing activities	(1,123)	(1,991)	(64)

The accompanying notes are an integral part of the consolidated financial statements.

NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,

	2003	2004		2005

Cash flows from financing activities:
Proceeds from issuance of shares and warrants, net	-		4,260	4,932
Proceeds from exercise of options, net	54		248	4
Proceeds from a loan commitment, net	1,867		-	-
Short-term bank credit and short-term loans, net	9,260		(2,242)	1,545
Principal payment of long-term loans	(1,410)		(828)	(2,124)

Net cash provided by financing activities	9,771		1,438	4,357

Effect of exchange rate changes on cash and cash equivalents	1,132		452	338

Increase (decrease) in cash and cash equivalents	(204)		(1,556)	551

Cash and cash equivalents at the beginning of the year	10,505		10,301	8,745

Cash and cash equivalents at the end of the year	$10,301		$8,745	$9,296

(1) Supplemental disclosure of cash flows activities:
Cash paid during the year for:

Interest	$1,483		$1,888	$2,574

(2) Supplemental disclosure of non-cash operating financing activities:
Fair value of warrants granted in connection to a credit line	$1,643		$(1,713)	$-

Receivables on account of shares	$-		$-	$7,000

Conversion of outstanding bank debt into warrants	$-		$-	$4,047

Transfer of equipment to property, plant and equipment from inventory	$2,131		$975	$1,382

(a) Payment for purchase of NUR Pro-Engineering Ltd. (refer to Note 1c)
Fair value of assets acquired and liabilities assumed at the date of acquisition:
Working capital, net (excluding cash and cash equivalents in the amount of $ 160)			$186
Production agreement			504

		$	*) 690

*)	During 2003, the Company paid an advance of $ 460 from the total purchase price.

The accompanying notes are an integral part of the consolidated financial statements.

NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1: –	GENERAL

a.

NUR Macroprinters Ltd. (“the Company”), an Israeli company, and its subsidiaries (collectively, “the Group”) develop, manufacture, sell and provide services of digital printing systems for on-demand, short-run, wide format and super-wide format printing as well as related consumable products.

The Company operates through wholly-owned subsidiaries for sales, support services and marketing of the Company’s products in their country or region of domicile. Such entities include NUR Europe S.A. (“NUR Europe”) in Belgium, NUR America, Inc. (“NUR America”) in the U.S., NUR Asia Pacific Limited (“NUR Asia Pacific”) in Hong Kong and NUR Japan Ltd. (“NUR Japan”) in Japan.

The Company manufactures all its printers in a single plant located in Rosh Ha’Ayin, Israel. The Company’s Board of Directors approved in December 2005 the transfer in the near future of its manufacturing site to a single plant located in Lod, Israel. The Company manufactures ink in a manufacturing plant located in Ashkelon, Israel.

As to principal markets and customers, refer to Note 16.

	b.	Capital investment and restructuring of bank debt:

During the fourth quarter of 2005, the Company secured funding in the amount of $12,000 from a group of investors led by Fortissimo Capital Fund GP, LP (“Fortissimo”) through private placement of ordinary shares, of which $ 5,000 was paid during 2005 and an additional $ 5,000 was paid during the first quarter of 2006. The remaining $ 2,000 is expected to be paid by the investors in the fourth quarter of 2006. The net effect of Fortissimo’s investment on the shareholders’ equity as of December 31, 2005 reflects only the first payment of $ 5,000, net of issuance expenses in the amount of $ 68. Refer to Note 8 and Note 9.

During the fourth quarter of 2005, the Company entered into a debt restructuring agreement (“the Debt Restructuring Agreement”) with its lender banks, whereby the Company’s outstanding bank debt of $ 41,018 was restructured as follows: $ 14,513 of the Company’s then outstanding debt was converted into warrants to purchase up to 8,000,000 ordinary shares; $ 5,000 was converted into non-interest-bearing three-year subordinated notes, which are payable only on occurrence of certain events of liquidation; and the remaining $ 21,505 was refinanced under new loan agreements.

In conjunction with Fortissimo’s investment, the Company also agreed to extend the expiration period of warrants that were previously issued to its lender banks. The value of 8,000,000 warrants issued to the Company’s lender banks under the Debt Restructuring Agreement together with the value of the extension of expiration of the previously issued warrants aggregate to $ 4,047, which is recorded as an increase in the Company’s additional paid-in capital. The fair value for these warrants was estimated using a Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 4.36%; dividend yields of 0%; volatility factors of the expected market price of the ordinary shares of 1.04; and an expected average life of five years.

NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1: –	GENERAL (Cont.)

The debt restructuring was accounted for in accordance with the troubled debt restructuring provisions of Statement of Financial Accounting Standard (“SFAS”) No. 15, “Accounting by Debtors and Creditors for Troubled Debt Restructurings”. Due to the fact that a portion of the restructured debt bears variable interest, the amount of future interest payable can not be determined and as such, no gain was recognized. Consequently, the restructured long-term debt remained unchanged and future interest payments shall reduce the carrying amount of the debt (refer to Note 9).

	c.	Acquisition of NUR Pro Engineering Ltd.:

NUR Pro Engineering Ltd. (“NUR Pro Engineering”), a 50%-owned joint venture, was engaged in the assembly of the Company’s printers. On May 11, 2003, the Company and the other shareholder of NUR Pro Engineering entered into a share purchase agreement (“the Agreement”) due to the Company’s decision to terminate the cooperation through the joint venture and transfer the assembly of the printers to its full control. According to the Agreement, the Company purchased the remaining shares held by the other shareholder (i.e., 50%), in consideration for $ 850, which were paid in monthly installments until March 31, 2004. The Company completed the acquisition of NUR Pro Engineering during 2004.

		The operations of NUR Pro Engineering are included in the consolidated statements of operations from April 1, 2004.

The acquisition was accounted for using the purchase method, in accordance with SFAS No. 141, and accordingly, the purchase price has been allocated to the assets acquired and the liabilities assumed based on their estimated fair value at the date of acquisition.

		The following table summarizes the estimated fair value of assets acquired and liabilities assumed at the date of acquisition:

		Current assets, net	$346
		Production agreement *)	504

		Net assets acquired	$850

		*) Amortized on a straight line basis over the useful life of the production agreement (3 years).

		Pro-forma results of operations for the year ended December 31, 2003 assuming that the acquisition had been consummated as of January 1, 2003 were not presented due to immateriality.

NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1: –	GENERAL (Cont.)

	d.	Restructuring charges:

During the second quarter of 2003, the Company decided to perform a series of strategic initiatives intending to further reduce costs and increase efficiency. As a result, approximately 58 positions were eliminated by the Group in 2003.

The restructuring charges consisted of the following:

		1.	Consolidating the operations of NUR Media Solutions S.A. and NUR Europe.

		2.	Relocating Salsa Digital Printers Ltd. operations to Israel.

		3.	Relocating the operations of NUR Macroprinters (Shanghai) Ltd. to NUR Asia Pacific.

In accordance with SFAS No. 146, “Accounting for Costs Associated With An Exit Or Disposal Activity,” the Group recorded during 2003 restructuring charges of $ 2,001 for employee termination, severance costs and other exit costs.

e.

The Company purchases some of the ink and most of the ink-jet printer-heads used in its printers from a single supplier for each series of printers. The Company’s customers rely on the ink and ink-jet printerheads to operate their printers. Because the Company’s business depends on these items for sale and maintenance of its printers, a failure in supply or a change in credit terms could have a material adverse effect on the Company’s results of operations and financial position.

	f.	The Company employs a limited number of unaffiliated subcontractors to manufacture components for its printers.

Because the Company relies on a limited number of subcontractors, the Company failure to maintain its relationships with its subcontractors or failure to develop alternative sources for its printer components, could have a material adverse effect on the Company’s results of operations and financial position.

	g.	Statements of cash flows:

Certain prior years’ balances in the consolidated statements of cash flows were reclassified to appropriately present net cash used in operating activities, net cash provided by financing activities and effect of exchange rate changes on cash and cash equivalents.

These amounts were reclassified to properly present the effect of foreign currency translation adjustments on change in operating assets and liabilities and short-term bank credit and the adjustment to net loss of foreign currency exchange differences on inter-company balances with foreign subsidiaries.

NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1: –	GENERAL (Cont.)

The following table shows the effect of this reclassification on prior years, consistent with the 2005 presentation.

	Year ended December 31,

	2004	2003

Net cash used in operating activities, as previously reported	$(757)	$(7,891)
Reclassification	(698)	(2,093)

Revised net cash used in operating activities	$(1,455)	$(9,984)

Net cash provided by financing activities, as previously reported	$1,516	$9,953
Reclassification	(78)	(182)

Revised net cash provided by financing activities	$1,438	$9,771

Effect of exchange rate change on cash and cash equivalents, as previously reported	$(324)	$(1,143)
Reclassification	776	2,275

Revised effect of exchange rate change on cash and cash equivalents	$452	$1,132

NOTE 2: –	SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared according to United States generally accepted accounting principles applied on a consistent basis, as follows:

	a.	Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

	b.	Financial statements in U.S. dollars:

The Company’s management believes that the currency of the primary economic environment in which the Company and certain of its subsidiaries operate is the U.S. dollar (“dollar”). Thus, the dollar is the reporting and functional currency of the Company and certain of its subsidiaries.

NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2: –	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

For the Company and certain subsidiaries, for which the reporting and functional currency is the dollar, transactions and balances that are denominated in dollars are presented at their original amounts. Non-dollar transactions and balances have been remeasured to dollars in accordance with SFAS No. 52, “Foreign Currency Translation”. All foreign currency transaction gains and losses are reflected in the statements of operations as financial income or expenses, as appropriate.

For those subsidiaries whose functional currency has been determined to be their local currency, assets and liabilities are translated at year-end exchange rates and statement of operations items are translated at average exchange rates prevailing during the year. Such translation adjustments are recorded as a separate component of accumulated other comprehensive income (loss) in shareholders’ equity (deficiency).

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

	e.	Restricted cash:

Restricted cash is primarily invested in highly liquid deposits, which are used as security for certain of the Company’s liabilities and obligations.

	f.	Inventories:

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

During 2005, as a result of the temporary demand for printers of older models, the Company began utilizing related inventories that were written-off in prior years. In 2005, inventory previously written-off with cost of $ 205 was used as components for products in the Company’s regular course of production and was sold as finished goods. The sales of these related manufactured products were reflected in the Company’s revenues without an associated additional cost to the cost of revenues in the period in which the inventory was utilized.

NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2: –	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Cost is determined as follows:

Raw materials - using the average cost method.

Work-in-progress and finished products - raw materials as above with the addition of direct manufacturing costs and indirect manufacturing costs allocated on an average basis.

Changes in the Group’s inventory provision are as follows:

Provision for slow-moving inventory

Balance as of January 1, 2003	$2,167
Charge to cost	13,154
Deduction	(7,901)

Balance as of December 31, 2003	7,420
Charge to cost	9,658
Deduction	(8,944)

Balance as of December 31, 2004	8,134
Charge to cost	2,721
Deduction	(7,117)

Balance as of December 31, 2005	$3,738

g.	Long-term trade receivables:

Long-term receivables from extended payment agreements are recorded at estimated present values determined based on prevailing rates of interest at the date of transaction and reported at the net amounts in the accompanying consolidated financial statements. Imputed interest is recognized, using the effective interest method, as a component of interest income in the accompanying statements.

h.	Property, plant and equipment, net:

Property, plant and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets at the following annual rates:

%

Machinery and equipment	10 - 33
Motor vehicles	15
Office furniture and equipment	6 - 10
Buildings	3
Leasehold improvements	Over the shorter of the term of the lease or the useful life

NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2: –	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	i.	Impairment of long-lived assets and intangible assets subject to amortization:

The Group’s long-lived assets and intangibles assets subject to amortization are reviewed for impairment in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets held for use is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

During 2005, no impairment losses were identified. In 2004, the Company recognized an impairment loss as described in 2j below and in 2003, the Company recorded $ 1,021 for write off of property and equipment, which is included in general and administrative expenses.

	j.	Technology and other intangible assets:

Intangible assets are stated at cost and are amortized over their useful lives using a method of amortization that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up, in accordance with SFAS No. 142, “Goodwill and Other Intangible Assets”.

Acquired technology was amortized over five years, customer list was amortized over seven years and the production agreement is amortized over three years.

The acquired technology, resulting from the acquisition of Stillachem technology in 2001, was used until the second quarter of 2004 for ink production. From the second quarter of 2004, the Company uses a new technology for the production of ink and therefore the Company’s management has recorded impairment on all of the outstanding balance.

During 2004, the Company lowered its sales of the Salsa product significantly. Therefore, management has recorded in 2004 impairment on all of the outstanding balance of customer list.

In respect of acquired technology and customer list, the Company recognized an impairment loss of $ 736 in 2004. The Company recorded amortization expenses during 2003, 2004 and 2005, in the amount of $ 118, $ 126 and $ 169, respectively.

	k.	Revenue recognition:

The Company generates revenues from the sale of its printers, inks and consumable products and from services to its products. The Company generates revenues from sale of its products directly to end-users and indirectly through independent distributors.

NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2: –	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Revenues from printer sales are recognized in accordance with Staff Accounting Bulletin No. 104, “Revenue Recognition in Financial Statements” upon installation, provided that the collection of the resulting receivable is probable, there is persuasive evidence of an arrangement, no significant obligations in respect of installation remain and the price is fixed or determinable. The Company does not grant a right of return.

Revenues from selling these products to independent distributors are deferred until the Company’s products are installed in their customers’ premises, provided that all other revenue recognition criteria are met.

When a sale involves multiple elements, such as sales of printers that include a right to receive specified upgrades, the entire fee from the arrangement is evaluated under Emerging Issues Task Force (“EITF”) 00-21, “Revenue Arrangements with Multiple Deliverables”. In such arrangements, the Company accounts for the separate elements as different units of accounting, provided that the delivered element has value to the customer on a standalone basis and there is objective and reliable evidence of the fair value of the undelivered element. In cases where there was no objective and reliable evidence of the fair value of the undelivered element, the Company accounts for the total arrangement as one unit of accounting. As such, the Company recognizes revenue for the arrangement only when all revenue recognition criteria are met for the undelivered element.

The Company considers all arrangements with payment terms extending beyond the standard payment terms not to be fixed or determinable. If the fee is not fixed or determinable, revenue is recognized as payments become due from the customer, provided that all other revenue recognition criteria have been met.

Revenues from ink and other consumable products are generally recognized upon shipment assuming all other revenue recognition criteria have been met.

Revenues from services are comprised of maintenance and support arrangements. Revenues from maintenance and support arrangements are recognized on a straight-line basis over the term of the arrangement.

In cases where the Company trade-in old printers as part of sales of new printers, the fair value of the old printer is recorded as revenue, provided that such value can be determined. If such value can not be determined the old printers are recorded at zero value.

Deferred revenue includes amounts received from customers for which revenue has not yet been recognized.

NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2: –	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	l.	Warranty costs:

The Group generally provides a warranty period of six to twelve months, at no extra charge. The Group estimates the costs that may be incurred under its standard limited warranty and records a liability in the amount of such costs at the time product revenue is recognized. Factors that affect the Group’s warranty liability include the number of installed units and historical warranty cost. The Group periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary.

Changes in the Group’s liability during the year are as follows:

	December 31,

	2004	2005

Balance at the beginning of the year	$1,272	$1,103
Utilization of warranties	(863)	(1,957)
Changes in liability for warranty during the year	694	1,832

Balance at the end of the year	$1,103	$978

m.	Research and development costs:

Research and development costs net of grants received are charged to the statement of operations as incurred.

n.	Government grants:

Royalty-bearing grants from the local authorities in Belgium for funding approved research and development projects are recognized at the time the Company’s European subsidiary is entitled to such grants, on the basis of the costs incurred and included as a reduction of research and development costs. Research and development grants amounted to $ 572, $ 0 and $ 0 in 2003, 2004 and 2005, respectively. Total royalty expenses accrued or paid amounted to $ 89, $ 235 and $ 236 in 2003, 2004 and 2005, respectively.

o.	Income taxes:

The Company provides for income taxes using the asset and liability method. Under this method, deferred income taxes are recognized for the tax consequences of temporary differences and net operating losses carryforwards (“NOLs”) by applying enacted statutory tax rates applicable to future years to NOLs and differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. If necessary, deferred income tax assets are reduced by a valuation allowance to an amount that is determined to be more likely than not recoverable. The Company must make significant estimates and assumptions about future taxable income and future tax consequences when determining the amount of the valuation allowance. In addition, tax reserves are based on significant estimates and assumptions as to the relative filing positions and potential audit and litigation exposures thereto. The effect on deferred taxes of a change in tax laws or tax rates is recognized in the results of operations in the period that includes the enactment date.

NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2: –	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	p.	Concentrations of credit risk:

Financial instruments that potentially subject the Group to concentrations of credit risk consist principally of cash and cash equivalents, restricted cash and trade receivables.

The majority of the Group’s cash and cash equivalents and restricted cash are invested in dollar and Euro instruments with major banks in Israel, United States, Asia and Belgium. Such deposits in the United States may be in excess of insured limits and are not insured in other jurisdictions. However, management believes that such financial institutions are financially sound, and accordingly, minimal credit risk exists with respect to these investments.

The trade receivables of the Group are derived mainly from sales to customers located primarily in the United States, Asia and Europe. Management believes that credit risks are moderated by the diversity of its end-customers and geographic sales areas. The Group performs ongoing credit evaluations of its customers’ financial condition. The Group does not require collateral from its customers. Management of the Company periodically performs an evaluation of its composition of accounts receivable and expected credit trends and establishes an allowance for doubtful accounts for specific customers that it determines to have significant credit risk in addition to an allowance established for customers who are past due for a certain period of time. Past due status of accounts receivable is determined primarily based upon contractual terms.

The Group has no off-balance-sheet concentration of credit risk such as foreign exchange contracts, option contracts or other foreign hedging arrangements.

Changes in the Group’s allowance for doubtful accounts are as follows:

Allowance for doubtful accounts

Balance as of January 1, 2003	$5,768
Provision, net of recoveries	6,694
Write-off	(7,499)

Balance as of December 31, 2003	4,963
Provision, net of recoveries	6,266
Write-off	(219)

Balance as of December 31, 2004	11,010
Provision, net of recoveries	(1,132)
Write-off	(4,368)

Balance as of December 31, 2005	$5,510

NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2: –	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	q.	Severance pay:

The Company’s liability for severance pay is calculated pursuant to Israel’s Severance Pay Law based on the most recent salary of the employees multiplied by the number of years of employment, as of the balance sheet date. Employees are entitled to one month’s salary for each year of employment, or a portion thereof. The Company’s liability for all of employees, is fully provided by monthly deposits with severance pay funds and insurance policies and by an accrual. The value of these policies is recorded as an asset in the Company’s consolidated balance sheet.

The deposited funds include profits accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israel’s Severance Pay Law or labor agreements. The value of the deposited funds is based on the cash surrendered value of these policies, and includes immaterial profits.

Severance expenses for the years ended December 31, 2003, 2004 and 2005 amounted to $ 1,388, $ 652 and $ 891, respectively.

	r.	Employee benefit plan:

The Company has a 401(K) defined contribution plan covering all employees in the U.S. Employees’ contribution are generally not greater than $ 14 per year, of their annual compensation to the plan through salary deferrals, subject to IRS limits. The Company’s 401(K) contribution plan includes a fixed matching contribution program of 50% of employee contributions to the plan up to a limit of 3% of their eligible compensation.

	s.	Fair value of financial instruments:

The carrying amounts of cash and cash equivalents, restricted cash, trade receivables, other accounts receivable, short-term bank credit and loans, current maturities of long-term loans, trade payables and other accounts payable and accrued expenses approximate their fair value, due to the short-term maturity of such instruments.

The carrying amount of the Group’s long-term loans (less accrued interest as described in Note 10) approximates their fair value. Book values of long-term loans bearing variable interest approximate fair values due to the variable interest rates on these loans. Book value of long-term loans bearing fixed interest approximate fair values since it is not materially different than the market rate for similar loans.

	t.	Advertising expenses:

Advertising expenses are charged to the statement of operations, as incurred. Advertising expenses for the years ended December 31, 2003, 2004 and 2005 amounted to $ 291, $ 368 and $ 189, respectively.

NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 2: –	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	u.	Basic and diluted net loss per share:

Basic net loss per share is computed based on the weighted average number of ordinary shares outstanding during each year. Diluted net loss per share is computed based on the weighted average number of ordinary shares outstanding during the period plus dilutive potential ordinary shares considered outstanding during the year, in accordance with SFAS No. 128, “Earnings Per Share”.

Outstanding stock options and warrants have been excluded from the calculation of the diluted net loss per ordinary share as such securities are anti-dilutive for all periods presented. The total weighted average number of options and warrants excluded from the calculations of diluted net loss per share was 1,446,455, 2,177,587 and 14,343,543 for the years ended December 31, 2003, 2004 and 2005, respectively.

	v.	Accounting for stock-based compensation:

The Company has elected to follow Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB No. 25”) and FASB Interpretation No. 44, “Accounting for Certain Transactions Involving Stock Compensation” in accounting for its employee stock option plans. Under APB No. 25, compensation expense is measured under the intrinsic value method, whereby compensation expense is equal to the excess, if any, of the quoted market price at the date of grant of the award over the exercise price.

The Company adopted the disclosure provisions of SFAS No. 148, “Accounting for Stock-Based Compensation - Transition and Disclosure,” which amended certain provisions of SFAS No. 123, “Accounting for Stock-Based Compensation (“SFAS No. 123”).

Pro forma information regarding net loss and net loss per share is required under SFAS No. 123 and has been determined as if the Company had accounted for its employee stock options under the fair value method of SFAS No. 123. For pro forma purposes the fair value for these options is amortized over their vesting period based on the accelerated attribution method and estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 2003, 2004 and 2005: risk-free interest rates of 3.2%, 3.25% and 3.99%, respectively; dividend yields of 0% for 2003, 2004 and 2005; volatility factors of the expected market price of the ordinary shares of 0.76, 0.86 and 1.19, respectively; and an expected average life of the option of two years for 2003, 2004 and three years for 2005.

NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except per share data)

NOTE 2: –	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The following table illustrates the effect of stock-based compensation expense on net loss and loss per share, assuming that the Company had applied the fair value recognition provision of SFAS No. 123 on its stock-based employee compensation:

	Year ended December 31,

	2003	2004	2005

Net loss as reported	$(26,370)	$(21,967)	$(14,706)

Add: Stock-based compensation expense included in reported net loss	-	-	48
Deduct: Stock-based compensation expense determined under fair value method for all awards	(327)	(673)	(528)

Pro forma net loss	$(26,697)	$(22,640)	$(15,186)

Net loss per share:
Basic and diluted net loss per share, as reported	$(1.52)	$(0.91)	$(0.46)

Basic and diluted pro forma net loss per share	$(1.54)	$(0.93)	$(0.48)

The Company applies SFAS No. 123 and EITF 96-18, “Accounting for Equity Instruments That Are Issued to Other than Employees for Acquiring, or in Conjunction with Selling, Goods or Services” with respect to options issued to non-employees. SFAS No. 123 requires use of an option valuation model to measure the fair value of the options at the grant date.

During the year ended December 31, 2005, the vesting schedule of 183,333 options was accelerated and the life of certain options was extended upon termination. The Company accounted for these modifications in accordance with FIN No. 44, and recorded an additional stock compensation expense in the amount of $ 48.

w.	Reclassification:

Certain amounts from prior years have been reclassified to conform to the current year presentation. The reclassification had no effect on previously reported net loss and shareholders’ deficiency.

NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2: –	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

x.	Impact of recently issued accounting standards:

In November 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 151, “Inventory Costs, an Amendment of Accounting Research Bulletin (“ARB”) No. 43, Chapter 4” (“SFAS No. 151”). SFAS No. 151 amends ARB No. 43, Chapter 4, to clarify that abnormal amounts of idle facility expense, freight handling costs and wasted materials (spoilage) should be recognized as current-period charges. In addition, SFAS No. 151 requires that the allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SAFS No. 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company early adopted SFAS No. 151 in 2005 and recognized $ 1,102 as current period charges related to indirect costs which were not allocated to printers that were manufactured during that period. Allocation of production indirect costs was based on the normal capacity of the Company’s production facilities.

In December 2004, the FASB issued SFAS No. 123 (revised 2004), “Share-Based Payment” (“SFAS No. 123(R)”). SFAS No. 123(R) requires that the compensation cost relating to share-based payment transactions be recognized in financial statements based on the fair value of the equity or liability instruments issued. SFAS No. 123(R) covers a wide range of share-based compensation arrangements including share options, restricted share plans, performance-based awards, share appreciation rights and employee share purchase plans. SFAS No. 123(R) replaces SFAS No. 123 and supersedes APB No. 25. The Company will be required to apply SFAS No. 123(R) as of the first annual reporting period that begins after June 15, 2005

The adoption of SFAS No. 123(R)’s fair value method will have a significant impact on the Company’s result of operations, although it will have no impact on its overall financial position. The Company plans to adopt SFAS No. 123(R) using the “modified prospective” method. The “modified prospective” method requires compensation cost to be recognized beginning with the effective date (a) based on the requirements of SFAS 123(R) for all share-based payments granted after the effective date and (b) based on the requirements of SFAS 123 for all awards granted to employees prior to the effective date of SFAS No. 123(R) that remain unvested on the effective date. The impact of adoption of SFAS No. 123(R) on future periods cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. However, had the Company adopted SFAS No. 123(R) in prior periods, the impact of that standard would have approximated the impact of SFAS No. 123 as described in the disclosure of pro forma net loss and loss per share in v above. In March 2005, the SEC staff issued Staff Accounting Bulletin No. 107 to give guidance on implementation of SFAS No. 123(R), which the Company will consider in implementing SFAS No. 123(R).

NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2: –	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Errors Corrections” (“SFAS No. 154”). SFAS No. 154 replaces APB Opinion No. 20, “Accounting Changes”, and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements”, although it carries forward some of their provisions. SFAS No. 154 requires retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. A change in depreciation, amortization, or depletion method for long-lived, non-financial assets will be accounted for as a change in accounting estimate. SFAS No. 154 is effective for changes in accounting principle made in fiscal years beginning after December 15, 2005. As of December 31, 2005, adoption of SFAS No. 154 will not have material impact on the Company’s financial position and result of operation.

y.	Comprehensive income:

The Company accounts for comprehensive income in accordance with SFAS No. 130, “Reporting Comprehensive Income”. This Statement establishes standards for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. Comprehensive income generally represents all changes in shareholders’ equity during the period except those resulting from investments by, or distributions to, shareholders. The Company determined that its only item of other comprehensive income relates to foreign currency translation adjustments.

NOTE 3: –	OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,

	2004	2005

Government authorities	$1,977	$2,669
Participations and grants receivable	331	*) -
Employees	69	140
Advances to suppliers	253	479
Prepaid expenses	411	533
Other	355	300

	$3,396	$4,121

*)	Was settled as part of the agreement described in Note 11.

NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 4: –	INVENTORIES

	December 31,

	2004	2005

Raw materials	$5,974	$2,800
Work in-progress	1,834	1,077
Finished products	*)13,550	*) 9,260

	$21,358	$13,137

*)	Includes amounts of $ 3,507 and $ 6,584 for 2005 and 2004, respectively, with respect to inventory delivered to customers but for which no revenue was recognized.

NOTE 5: –	LONG-TERM TRADE RECEIVABLES

The aggregate annual maturities of long-term trade receivables from the sale of products are as follows:

	December 31,

	2004	2005

First year (current maturities)	$124	$-
Second year	233	-

	357	-
Less - current maturities	124	-

	$233	$-

NOTE 6: –	PROPERTY, PLANT AND EQUIPMENT

a.	Composition of property, plant and equipment is as follows:

	December 31,

	2004	2005

Cost:
Machinery and equipment	$1,767	$3,177
Motor vehicles	26	26
Office furniture and equipment	7,543	7,819
Buildings (c)	1,493	1,293
Leasehold improvements	4,609	4,596

	15,438	16,911

Accumulated depreciation	10,689	12,275

Property, plant and equipment, net	$4,749	$4,636

NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 6: –	PROPERTY, PLANT AND EQUIPMENT (Cont.)

	b.	Depreciation expenses for the years ended December 31, 2003, 2004 and 2005, amounted to $ 3,801, $ 1,830 and $ 2,027, respectively (as for impairment, refer to Note 2i).

As for a floating lien, refer to Note 12c.

	c.	Capital lease:

NUR Europe leases certain spaces under lease agreements which are recorded as capital leases. The related facilities are included in property, plant and equipment and depreciated accordingly.

The cost and accumulated depreciation of facilities for the years ended December 31, 2004 and 2005 were $ 1,493, $ 1,293 and $ 317, $ 319, respectively.

NOTE 7: –	OTHER INTANGIBLE ASSETS, NET

	a.	Composition of other intangible assets:

	December 31,

	2004	2005

Production agreement *):
Original amounts	$504	$504

Accumulated amortization	126	295

Other intangible assets, net	$378	$209

*)

Resulting from the acquisition of the remaining 50% of NUR Pro Engineering in 2004. This reflects the value of the production agreement related to production of the Company’s printers. Refer to Note 1c.

b.	The estimated amortization expense associated with the production agreement is $ 168 for 2006 and $ 41 in 2007.

NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 8: –	SHORT TERM BANK CREDIT AND LOANS

		Interest rate		December 31,
	Linkage
	terms	2004	2005	2004	2005

		%

Short-term bank credit (b)	U.S. dollar	LIBOR + 2.5 - 2.75	LIBOR + 0.25 - 0.75	$3,553	$4,999
Short-term bank loans (a)	U.S. dollar	LIBOR + 2.25 - 2.5	5.263	30,695	1,900
Short-term bank credit (b)	Euro	LIBOR + 2.5 - 2.75	LIBOR + 0.25 - 0.75	4,735	3,939
Short-term bank loans (a)	Euro	LIBOR + 2.5 - 2. 5	-	3,452	-

				$42,435	$10,838

Weighted average interest rates at the end of the year				4.38%	5.84%

a.	Short-term bank loans:

1.

Under new loan agreements entered into on December 8, 2005 between the Company and its three Israeli lender banks (“Lender Banks”) in connection with the Debt Restructuring Agreement (see Note 1b), a short-term loan in the amount of $ 1,900 bears fixed interest of $ 100 which will be repaid within one year following the date of the consummation of the debt restructuring (“the date of closing”). To secure the repayment of that short-term loan, the Company will deposit an amount of $ 2,000 in its bank accounts, which shall be released directly to the Lender Banks. The Company deposited the amount during 2006 as required by the Debt Restructuring Agreement.

	2.	As of December 31, 2004, long-term bank loans in the amount of $28,912 are included in short-term bank loans (see Note 9f).

b.	Short-term bank credit:

1.

The Lender Banks provided a credit facility in the amount of $ 11,000 of which $ 1,150 is for guarantees only. The credit facility can be utilized in U.S. dollars, NIS or Euro. The credit facility will be in effect until the first anniversary of the date of closing. The credit facility is renewable, at the request of the Company, on a yearly basis until the sixth anniversary of the date of closing. This credit facility shall bear interest at a rate of LIBOR + 0.75% payable on a quarterly basis. As of December 31, 2005, an amount of $ 8,938 was utilized by way of short-term loan and $ 1,258 was utilized in guarantees. The credit facility is subject to immediate repayment upon the occurrence of certain events as defined in the agreement with the Lender Banks.

	2.	As of December 31, 2005, the total available line of credit of NUR Europe is € 2,035 thousand ($ 2,408), of which none was utilized.

As for guarantees and liens of certain subsidiaries, refer to Note 12c.

NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 9: –	LONG-TERM LOANS

On September 12, 2005, the Company entered into a debt restructuring agreement (“Debt Restructuring Agreement”) with the Lender Banks. The Debt Restructuring Agreement, which was consummated on December 8, 2005, calls for the conversion and refinancing of the then outstanding bank debt in the amount of $ 41,018 to the Lender Banks. Out of the amount of $ 41,018, an amount equal to $ 14,513 was converted into warrants to purchase up to 8,000,000 ordinary shares, $ 5,000 was converted into subordinated notes, which were assigned by the Lender Banks to Fortissimo (“Note from related parties”). The remaining $ 21,505 was refinanced under new short and long term loan agreements.

	a.	Composed as follows:

		Interest rate		December 31,
	Linkage
	terms	2004	2005	2004	2005

		%

From banks (b)	U.S. dollar	-	LIBOR + 2.50	$-	$11,000
From banks	Euro	-	LIBOR + 0.75	-	837
Capital leases	Euro	4.95-6.30	4.95-6.30	1,181	932

				1,181	12,769
Less - current maturities				117	110

				1,064	12,659

Note from related parties (c)			-	-	5,000
Accrued interest on restructured debt (d)			-	-	10,364

				$1,064	$28,023

Weighted average interest rates at the end of the year				7.12%	8.12%

b.

The long-term loans of $ 11,000 will be repaid until the sixth anniversary of the date of closing of the Restructuring Agreement. The Company was granted a 28-month grace period on the quarterly payments on account of principal. The long-term loans bear interest at a rate of LIBOR+2.5% per annum which is paid on a quarterly basis. The long-term loans are subject to immediate repayment upon the occurrence of certain events as defined in the agreement with the Lender Banks.

NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 9: –	LONG-TERM LOANS (Cont.)

c.

Note from related parties of $ 5,000 bears no interest and will expire after three years from the date of its issuance and will be payable only on occurrence of certain events of liquidation. In the event of either bankruptcy, insolvency or reorganization proceeding under any bankruptcy, whether voluntary or involuntary, which proceedings are not lifted or stayed within 90 days then the Company shall repay the amount of the note to its holder. In the event of the occurrence of a liquidation following the third anniversary of the date of closing of the Debt Restructuring Agreement, the holder of the note shall not be eligible for any repayment from the Company on account of the Note from related parties.

d.

The restructuring of the outstanding bank debt has been accounted for in accordance with the provisions of SFAS No. 15, “Accounting by Debtors and Creditors for Troubled Debt Restructuring” (“SFAS No. 15”). According to the guidance of SFAS No. 15, as a result of variable interest rate on the restructured debt, no gain will be recognized on the restructuring date and the carrying amount of the debt will remain unchanged. Future interest on the restructured debt will be recorded as a reduction of the carrying amount of the debt instead of interest expenses. The remaining balance will be recorded as a gain upon full payment of the debt. As of December 31, 2005, a balance of $ 10,364 is included within long-term liabilities in the Company’s consolidated balance sheet as accrued interest and is amortized as interest is charged on these loans.

	e.	The aggregate annual maturities of long-term loans are as follows:

	December 31,

	2004 *)	2005

First year (current maturities)	$117	$110

Second year	130	132
Third year	130	629
Fourth year	130	629
Fifth year	130	1,435
Sixth year and thereafter	544	9,834

	1,064	12,659

	$1,181	$12,769

*)	As to the classification of long-term loans to short-term loans, refer to Note 8a(2).

NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9: –	LONG-TERM LOANS (Cont.)

	f.	Covenants:

In February 2004, the Company signed an agreement with the Lender banks, according to which covenants were determined.

During 2004, the Company did not comply with certain of the covenants. On June 30, 2005, the Company reached an agreement (“the Waiver Agreement”) with its Lender Banks to give waivers of default and the outstanding bank debt was not subject to acceleration. Under the Waiver Agreement, new covenants were determined, according to which the Company had to achieve certain financial ratios during the second half of 2005.

In any case of a breach by the Company, including non achievement by the Company of any of the new aforementioned financial covenants, the Company would have had to repay all amounts then owing under any or all documentation between the Company and the Lender Banks, to the Lender Banks.

In addition, according to the Waiver Agreement, unless in a case of a breach by the Company of any of its obligations under the agreement, the Company would not have been obligated to repay the Lender Banks any amounts on account of principal that were due and payable under prior facility agreements until January 1, 2006.

As of December 31, 2004 long-term bank loans in the amount of $28,912 were presented as short-term bank loans due to the uncertainty in the Company’s ability to achieve the required financial ratios during 2005 quarters.

Under the Debt Restructuring Agreement, the Lender Banks agreed to waive the Company’s defaults of prior facility agreements for all periods prior to the closing of the Debt Restructuring Agreement. The Company also has agreed to maintain the following ratios of (1) the total amounts owed to the Lender Banks plus available credit under the new short-term loans plus debts of subsidiaries to outside lenders incurred above an aggregate of $ 2,048 to (2) EBITDA as defined in the Restructuring Agreement.

Time Period	Ratio of Debt to EBITDA

Fiscal year ended December 31, 2007	No compliance required.
Fiscal year ended December 31, 2008	13 : 1
Fiscal year ended December 31, 2009	10 : 1
Fiscal year ended December 31, 2010	8 : 1
Fiscal year ended December 31, 2011 and thereafter	6 : 1

The first measurement of the financial covenants will take place following the end of the third quarter of 2008 based on the Company’s financial results during the first three quarters of 2008 and will be measured on a quarterly basis thereafter, which measurement will take into account the previous four calendar quarters.

NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9: –	LONG-TERM LOANS (Cont.)

In any case of certain breaches by the Company (i) the Company may be required by the Lender Banks to repay all amounts then owed under any or all documentation between the Company and the Lender Banks, to the Lender Banks and (ii) the Lender Banks shall be entitled to exercise any and all rights set forth in any or all documentation between the Lender Banks and the Company.

NOTE 10: –	OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	December 31,

	2004	2005

Employees and payroll accruals	$3,074	$2,464
Government authorities	371	1,272
Royalties payable	1,922	801
Warranty provision	1,103	978
Professional services	479	744
Advance from customers	345	1,008
Provision for legal claims	720	2,851
Accrued expenses	1,881	1,430

	$9,895	$11,548

NOTE 11: –	GOVERNMENT AUTHORITIES

a.

In the first calendar quarter of 2006, the District Court in Jerusalem approved the settlement agreement between the Company and the Office of Chief Scientist of the Ministry of Industry, Trade and Labor (“OCS”) and the Fund for the Encouragement of Marketing Activities of the Ministry of Industry, Trade and Labor (“the Marketing Fund”). The agreement settled the dispute between the Company, the OCS and the Marketing Fund regarding the Company’s outstanding obligation to pay royalties and the repayment of the outstanding debt in 36 equal monthly installments. As of December 31, 2004, the liability to the OCS and the Marketing Fund was recorded in other accounts payable and accrued expenses, based on the royalty commitment as described in Note 12b.

NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11: –	GOVERNMENT AUTHORITIES (Cont.)

b.	Composition:

	December 31,

	2004	2005

Debt to the OCS (i)	$-	$597
Debt to the Marketing Fund (ii)	-	786

	$-	$1,383

First year (current maturity)	$-	$456

Second year	-	456
Third year	-	471

	-	927

	$-	$1,383

(i)	The liability is linked to Israel’s Consumer Price Index (“CPI”) and bears an annual interest according to applicable laws.

(ii)	The balance is linked to the U.S. dollar and bears interest at a rate of six-month LIBOR.

NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12: –	COMMITMENTS AND CONTINGENT LIABILITIES

	a.	Operating lease commitments:

The Company and most of its subsidiaries rent their facilities under various operating lease agreements, which expire on various dates, ranging from 2006 to 2011. The Company leases various motor vehicles under operating lease agreements, which expires in 2008. The Company can terminate the motor vehicle leases by paying a penalty in an amount equivalent to 3-month lease payments. The following table summarizes the minimum annual rental commitments as of the periods indicated under capital leases, non-cancelable operating leases and sub-lease arrangements with initial or remaining terms of more than one year, reflecting the terms that were in effect as of December 31, 2005:

Year ended December 31,	Capital lease	Operating lease	Sub-lease	Total

2006	$162	$2,042	$(361)	$1,843
2007	162	1,509	(379)	1,292
2008	159	724	(353)	530
2009	158	275	(340)	93
2010	158	206	(340)	24
2011 and thereafter	347	21	(28)	340

Total minimum lease payments	1,146	4,777	(1,801)	4,122
Less - amounts representing interest	(214)	-	-	(214)

Present value of future minimum capital lease payments	$932	$4,777	$(1,801)	$3,908

Total rental lease expenses for the years ended December 31, 2003, 2004 and 2005, were $ 1,654, $ 1,835 and $ 1,739, respectively.

Total income from sub-lease for the years ended December 31, 2003, 2004 and 2005 were $ 312, $ 304 and $ 343, respectively.

Lease expenses of vehicles for the years ended December 31, 2003, 2004 and 2005 were $ 877, $ 980 and $ 1,151, respectively.

b.	Royalty commitments:

1.

The Company entered into several project plans with the OCS. Under the terms of grants awarded in prior years by the OCS to the Company, the Company was obligated to pay royalties at the rate of 2% - 3% of the sales derived from the applicable products developed within the framework of such research and development projects, up to an amount equal to 100% - 150% of the grant received, linked to the U.S. dollar and for grants received after January 1, 1999, accrued for interest at the rate of LIBOR. The Company had no obligation to repay this amount if sales are not sufficient to satisfy the royalty obligations. The Company reached a settlement agreement with the OCS in connection to a previous dispute regarding payment of certain royalties, refer to Note 11. Following the settlements agreement as described in Note 11, as of December 31, 2005, all the contingent commitment for amounts received in the past from the OCS was converted into and recorded as an outstanding debt in the net amount of $ 597.

NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12: –	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

According to the Encouragement of Industrial Research and Development Law, 1984, the Company’s technologies are subject to transfer of technology and manufacturing rights restrictions. The discretionary approval of the OCS committee is required for any transfer of technology developed with OCS funding. OCS approval is not required for the export of any products resulting from the research or development, or for licensing of the technology in the ordinary course of business. There is no assurance that the Company will receive the required approvals for any proposed transfer. Such approvals, if granted, could be subject to the following conditions:

(i)

The Company will be required to pay the OCS a portion of the consideration received upon any sale of such technology or upon an acquisition of the Israeli subsidiary by an entity that is not Israeli; or

(ii)

The transfer of manufacturing rights could be conditioned upon an increase in the royalty rate and payment of increased aggregate royalties (up to 300% of the amount of the grant plus interest, depending on the percentage of foreign manufacture) or a transfer of manufacturing rights into Israel of another product of similar or more advanced technology.

In addition, the Company’s European subsidiary has an obligation to pay royalties at the higher of a certain minimum annual amount or at rates of 3% - 6% on the sales of products developed with funds provided by the local authorities in Belgium, up to an amount equal to the research and development grants received in connection with such products, linked to the Euro. The commencement of the royalty payments to the local authorities in Belgium are contingent upon the Company’s European subsidiary generating sales from products developed under these grants. The grants are not repayable in case the Company’s European subsidiary decides to cease the research and development activities or the exploitation of the products developed under these grants and all know how and results of the research and development are transferred to the local authorities. In the event that the Company’s European subsidiary decides to cease exploitation of the products developed under these grants a notification thereof should be given to the local authorities in Belgium.

Total royalties paid by the European subsidiary amounted to $ 89, $ 235 and $ 236 for the years ended December 31, 2003, 2004 and 2005, respectively. The Company’s European subsidiary ceased the research and development activities and the exploitation of certain products for which grants were received. As of December 31, 2005, the aggregate amount of grants received from the Belgium authorities, which were not yet repaid amounted to $ 2,100.

The grant agreements with the local Belgian authorities require the European subsidiary to meet certain conditions. The European subsidiary intends to hold discussions with the Belgian local authorities regarding certain grants already received and its meeting the conditions of such grant. At this stage, the Company is unable to determine the outcome of such discussions and the negative implications, if any. Accordingly, no provision was recorded in the financial statements regarding these grants.

NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12: –	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

2.

Under the terms of grants awarded in prior years by the Marketing Fund to the Company, the Company was obligated to pay royalties to the Marketing Fund at the rate of 3% - 4% of the increases in export sales of products for which the Company received participations for its marketing activities, up to an amount equal to 100% - 150% of the grant received, linked to the U.S. dollar.

The grant is repayable only in respect of sales of the related products, as a percentage of the growth in export sales. If there is no increase in export sales, or if the Company ceases producing the relevant products, the grant would not be repaid.

As of December 31, 2004, the Company had an obligation to pay royalties in the amount of $ 937. Following the settlement agreement as described in Note 11, as of December 31, 2005, all the contingent commitment for amounts received in the past from the Marketing Fund was converted into and recorded as an outstanding debt in the net amount of $ 786.

c.	Charges and guarantees:

As collateral for its liabilities to the banks, the Company created fixed charges on its share capital, as well as a floating lien on all of its assets. The Company also created a second ranking floating lien in connection with the Note from related parties.

In respect of a motion filed by a former employee, the first instance of Nivelles confirmed a seizure of a subsidiary’s tangible assets for an amount of € 120 thousand (or $ 142). See note 12.d.10.

As of December 31, 2005, the Company obtained bank guarantees in the total amount of $ 1,258, in favor of vendors, lessors and Government authorities.

d.	Litigations:

1.

During 2001, a client filed a lawsuit against a subsidiary in the amount of $ 450 alleging bad quality of products and damages. The subsidiary filed a counter claim of $ 211 in respect of unpaid invoices. The court appointed an expert in order to hear the parties’ claims, to examine the machine and provide an opinion regarding the damages suffered by the client from the machine’s use. The Company’s legal counsel could not estimate the amount of loss or range of loss, if any, in respect of this litigation and therefore the Company did not record a provision with respect of this claim. The court has not rendered a judgment regarding this issue.

NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12: –	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

2.

In March 2002, a former employee filed a lawsuit against a subsidiary in the amount of €  250 thousand ($ 296) plus certain indemnities and interest. In September 2003, a judgment was given instructing the subsidiary to pay the former employee € 250 thousand ($ 296) plus interest accruing thereon. In January 2004, the subsidiary filed an appeal. In October 2005, the court of appeal rendered a judgment instructing the subsidiary to indemnify the former employee in the amount of € 120 thousand ($ 142) plus the interest accrued thereon. The court of appeal has not yet rendered its judgment regarding, among other things, certain indemnities sought by the former employee. Based on management’s estimation and the opinion of its legal counsel, a provision was recorded in respect of this claim.

3.

During 2002, an end-user filed a lawsuit against a subsidiary alleging bad quality of products. The court ruled that the subsidiary should reimburse the client with the amount of $ 186. Following an appeal filed by the subsidiary, the court ruled in September 2003 in favor of the end-user. Based on management’s estimation and the opinion of its legal counsel, a provision was recorded with respect of this claim.

4.

During 2002, a client filed a lawsuit against a subsidiary seeking reimbursement in the amount of $ 400 alleging bad quality of products. In July 2005, the court ruled that the subsidiary is to reimburse the client an amount of $ 286. Based on management’s estimation and the opinion of its legal counsel, a provision was recorded with respect of this claim.

5.

During 2003, a former supplier filed a lawsuit against a subsidiary, in the amount of € 943 thousand ($ 1,160) in connection with a disputed supply agreement. In February 2006, the court determined that the subsidiary is to pay the supplier an aggregate amount of € 1,198 thousand ($ 1,418) representing penalties and accrued interest. The subsidiary filed an appeal. Based on management’s estimation and the opinion of its legal counsel, a provision was recorded with respect of this claim.

6.

In September 2003, NUR filed a suit against a former distributor of the Company, for the collection of unpaid invoices in the amount of $ 420. In February 2004, the former distributor filed a statement of defense denying the Company’s claims and it also filed a counter-claim for alleged damages caused to it by the Company in the amount of $ 180. Based on the opinion of its legal counsel, management believes that the counter-claim that was filed by the former distributor is without merit and that a loss is not probable. Therefore, a provision was not recorded with respect of this claim.

7.

In December 2003, a client of a subsidiary filed a suit alleging that a machine purchased by it failed to perform. The customer is seeking reimbursement of the purchase price paid by it in the amount of $ 404. Based on management’s estimation and the opinion of its legal counsel, a provision was recorded with respect of this claim.

NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12: –	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

8.

In November 2004, a financing corporation filed a complaint against a subsidiary alleging that the subsidiary is in default under a remarketing agreement related to the sale of equipment to its customer in 2001. In August 2005, the parties reached an out of court settlement, under which the subsidiary agreed to pay the financing corporation an amount of $ 250 in several installments. As of December 31, 2005, the Company has a provision for the yet unpaid amount.

9.

In August 2001, a client of a subsidiary filed a suit claiming that the contract with the subsidiary for the sale of two machines is null and void, and it further seeks damages amounting to € 1,569 thousand ($ 1,856). The subsidiary filed a counter claim for the collection of outstanding amounts. In April 2004, the court dismissed the client’s claims and ordered it to pay the subsidiary an amount of € 150 thousand ($ 177). The client appealed that judgment. Based on management’s estimation and the opinion of its legal counsel, management believes that the client’s appeal is without merit and the claim is unlikely to result in a loss. Therefore, the Company did not record a provision with respect to this claim.

10.

In July 2005, the tribunal of the first instance of Nivelles confirmed a motion filed against a subsidiary by a former employee for the seizure of that subsidiary’s tangible assets in the amount of € 500 thousand ($ 591). In January 2006, the tribunal of the first instance of Nivelles reduced the seizure for an amount of € 120 thousand ($ 142). The subsidiary filed an appeal of that decision. In October 2005, the former employee filed a lawsuit against the subsidiary in the amount of € 484 thousand ($ 572) plus certain indemnities and interest thereon. The Company’s management decided to record a provision with respect to this claim.

11.

From time to time, the Company is party to other various legal proceedings, claims and litigation that arise in the normal course of business. It is the opinion of management that the ultimate outcome of these matters will not have a material adverse effect on the Company’s financial position, results of operations or cash flows.

NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13: –	TRANSACTIONS AND BALANCES WITH RELATED PARTIES

a.

On April 17, 2005, the Company’s shareholders approved the grant to a former director and chairman of the Board (“former director”), and the then largest shareholder, of a five-year warrant to purchase up to 3,000,000 ordinary shares at $ 0.75 per share. The warrant was granted to the former director in consideration for his agreement to enter into the voting agreement dated January 23, 2005 (“the Voting Agreement”), coupled with an irrevocable proxy, and the Voting Trust Agreement dated March 7, 2005 (“the Voting Trust Agreement”) under which voting control of all shares owned by the former director and his family and affiliates was controlled by an independent trustee. As a result of the delisting of the ordinary shares from the Nasdaq Capital Market, the Voting Trust Agreement was automatically terminated and converted into the Voting Agreement. Under the Voting Agreement, the former director is to vote with the remaining majority in the Company. The Company recorded a non operating expense of $ 1,441 in connection with the warrants granted to the former director based on the fair value of these warrants. The fair value of these warrants was estimated using a Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 3.90%; dividend yields of 0%; volatility factors of the expected market price of the ordinary shares of 0.9; and an expected life of five years.

In October 2005, a former chairman and controlling shareholder filed a complaint against the Company in the Supreme Court, New York County seeking to recover the right to vote his ordinary shares. The right to vote such ordinary shares had been transferred to the Company pursuant to the Voting Agreement between the former director and the Company. The complaint filed by the former director seeks to have the Voting Agreement declared unenforceable. The Company disputes the assertions made in the complaint, believes that it is without merit and intends to contest the complaint vigorously.

b.

On October 27, 2005, the Company’s shareholders approved the terms of a management agreement entered into between the Company and Fortissimo on behalf of several private equity funds, which are managed by Fortissimo (“the Management Agreement”). According to the Management Agreement, Fortissimo, through its employees, officers and directors, will provide management services, advice and provide assistance to the Company’s management concerning the Company’s affairs and business. The Management Agreement also provides that Fortissimo will be entitled to elect a majority of the Company’s board of directors, including the chairman of the board of directors. In consideration of the performance of the management services and the board services pursuant to the Management Agreement, the Company has agreed to pay Fortissimo an aggregate annual management services fee in the amount $ 250. The Management Agreement will remain in effect for so long as a Fortissimo director occupies the position of the chairman of the board of directors and one additional position in the board of directors.

c.

A company wholly-owned by the Company’s former CEO rendered services to certain subsidiaries. The Group’s expenses during 2003, 2004 and 2005 in respect of such services amounted to $ 70, $ 12 and $ 0, respectively.

NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13: –	TRANSACTIONS AND BALANCES WITH RELATED PARTIES (Cont.)

d.

In October 2003, the Company entered into an engagement agreement with a certain law firm that is owned, among others, by the brother of the former Company’s CEO. Under the engagement agreement, the law firm represented a subsidiary and the Company in litigations against third parties and provided legal services as needed in Israel and in Belgium. The aggregate consideration for the services provided to the Company and its subsidiaries by the law firm amounted to $ 220, $ 120 and $ 75 in 2003, 2004 and 2005, respectively. During 2004, the Company’s audit committee and board of directors reviewed, ratified and approved the terms of the engagement with that law firm

During 2005, in connection with a termination agreement of one of the Company’s former executives, the Company granted warrant to purchase up to 300,000 ordinary shares with an exercise price of $ 0.51 expiring in December 2007 in consideration for a non-competition agreement during a two-year period. The The fair value of these warrants was estimated at $ 88 using a Black-Scholes option pricing model with the following assumptions: average risk-free interest rate of 4.35%; dividend yields of 0%; average volatility factors of the expected market price of the ordinary shares of 1.3; and an expected life of two years. The Company will record the expense over the term of the agreement.

NOTE 14: –	SHAREHOLDERS’ DEFICIENCY

	a.	The ordinary shares of the Company were traded until May 2005 on the Nasdaq Capital Market. As of May 19, 2005, the Company’s ordinary shares are quoted over-the-counter in the “pink sheets”.

On April 17, 2005, the Company’s shareholders approved an increase of the Company’s authorized ordinary shares to 120,000,000 and an additional increase to 170,000,000 on October 27, 2005.

	b.	Shareholders’ rights:

Ordinary shares confer upon their holders voting rights, the right to receive dividends and the right to share in excess assets upon liquidation of the Company.

c.

On August 21, 2005, the Company effected a private offering (“Investment Agreement”) of its securities with several investors led by Fortissimo in which the Company issued 34,285,714 ordinary shares of NIS 1 par value each in consideration of $ 12,000 (excluding issuance expenses in the amount of $ 68) and 25,714,286 warrants exercisable into 25,714,286 ordinary shares of NIS 1 par value each for an exercise price of $ 0.40 per ordinary share. The warrants will expire at the end of five years from the closing date of the Investment Agreement. The total consideration in respect to the Investment Agreement is payable in three installments as follows: (i) $ 5,000 were paid at the closing date of the Investment Agreement, (ii) $ 5,000 on the date which is not later than 90 days following the closing date of the Investment Agreement (“2nd Installment”), and (iii) $ 2,000 one year following the closing date of the Investment Agreement (“3rd Installment”).

NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 14: –	SHAREHOLDERS’ DEFICIENCY (Cont.)

To ensure full performance of the obligations under the Investment Agreement, the Company issued and allocated 20,000,000 ordinary shares and 15,000,000 warrants to an escrow agent with respect to the 2nd and 3rd installments. The ordinary shares and warrants held by the escrow agent are to be transferred to the investors upon receipt of the 2nd Installment or the 3rd Installment. As of December 31, 2005, 20,000,000 ordinary shares and 15,000,000 warrants are held by the escrow agent.

The Investment Agreement was consummated on October 31, 2005. As a condition to the closing of the Investment Agreement, it was required, among other things, that the Company enter into a debt restructuring agreement with the Lender Banks. The conditions of the debt restructuring are presented in Note 1b.

During the first calendar quarter of 2006, following the receipt of the 2nd installment of $ 5,000, the escrow agent transferred 14,285,714 ordinary shares and 10,714,286 warrants to the investors.

d.

Under the terms of the Debt Restructuring Agreement, the Company extended the expiration period by additional 18 months to previously issued 1,340,000 warrants. In addition, the Company issued to the Lender Banks 8,000,000 warrants. These warrants were valued using a Black-Scholes option pricing model at $ 4,047, and recorded as an increase in the Company’s additional paid-in capital.

e.

The Company’s shareholders approved at the Annual Shareholders Meeting held on February 12, 2002 a Terms of Service Agreement with the former chairman of the Board effective as of January 1, 2002. In his capacity, the former chairman of the Board received an annual fee of $ 125 which was paid in ordinary shares. The fee was paid quarterly, at the end of each quarter, by way of issuing ordinary shares valued at $ 31. Such annual fee was in lieu of any and all payments, which were due to the former Chairman of the board in his capacity as a director, Chairman of the Board, and a member of any committees of the Board, including the right to receive options to purchase ordinary shares in accordance with the Company’s 1998 Share Option Plan for Non-Employee Directors. On December 21, 2004, the Chairman of the Board resigned from the board of directors and the Terms of Services Agreement was automatically terminated. The issuance of shares in 2005 is related to services rendered in 2004.

f.

On March 31, 2004, the Company effected a private offering of its securities in which the Company issued 2,586,140 ordinary shares of NIS 1 par value each in consideration for $ 3,000 (excluding issuance expenses in the amount of $ 222).

In addition, as part of the share purchase agreement, the Company issued to the investors warrants exercisable into an aggregate of 646,542 ordinary shares. The warrants are exercisable at a price per ordinary share of $ 1.54, at any time until March 2009.

The Company granted to the placement agent of the private placement warrants exercisable into 129,310 ordinary shares. Those warrants are exercisable until March 2009 at $ 1.16 per ordinary share.

NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 14: –	SHAREHOLDERS’ DEFICIENCY (Cont.)

	g.	Credit line and warrant agreement:

On July 30, 2003, the Company signed a credit line and warrant agreement (“the Agreement”) with several investors including the then controlling shareholder (“the Investors”) according to which the Investors undertook to lend to the Company up to $ 3,500 (“the Credit Line”) in consideration for (i) the issuance by the Company to the Investors of an aggregate of 1,009,615 warrants to purchase ordinary shares (“the Warrants”) (equal to 15% of the Credit Line divided by $ 0.52) exercisable at $ 0.52 per share for a period of five years from the closing (as defined in the Agreement) and (ii) an aggregate cash commitment fee of $ 70 (“the Fee”) equal to 2% of the Credit Line.

The Company was entitled to draw funds under the Credit Line at any time within one year from the date of the Agreement (“the Availability Period”) which funds, when drawn, would be evidenced by a convertible loan note. Any convertible notes issued would (1) be due 42 months after issuance, (2) be convertible at $ 0.62 per share and (3) bear interest at a rate of 12%. During the Availability Period, the Company was entitled, subject to ten days prior notice and assuming no funds had been drawn under the Credit Line, to cancel the Credit Line in which case the Investors would have been entitled to retain the Warrants and the Fee. Under the terms of the Agreement, the Investors were entitled to replace any undrawn portion of the Credit Line at any time during the Availability Period in exchange for the purchase of up to 5,645,161 ordinary shares at a purchase price of $ 0.62 per share.

According to the terms of the Agreement, the placement agents were granted warrants equal to the following: (a) 1% of the Credit Line divided by $ 0.52 on the closing of the Agreement and, upon issuance of ordinary shares (“the Placement Warrants”) and (b) 2% of the aggregate amount received by the Company for the issued ordinary shares divided by $ 0.62 (the “Conversion Warrants” and together with the Placement Warrants, “the Agent Warrants”). These warrants are exercisable at a price of $ 0.52 and $ 0.62 per share, respectively, for a period of five years from the date of grant.

In October 2003, the Company issued the Warrants and paid the Fee to the Investors.

On December 22, 2003, the Investors exercised their right to replace $ 2,000 of the undrawn Credit Line by purchasing 3,225,806 ordinary shares for $ 2,000. Issuance expenses associated with this purchase totaled $ 133. These ordinary shares were issued to the Investors in January 2004.

On March 31, 2004, the Investors exercised their right to replace the remaining $ 1,500 available under the Credit Line through the purchase of 2,419,355 ordinary shares for $ 1,500. Issuance expenses associated with this purchase totaled $ 43. These ordinary shares, along with the Agent Warrants, were issued on March 31, 2004.

The Credit Line was in essence a loan commitment given by the Investors to the Company in consideration for: (a) 1,009,615 Warrants issued to the Investors, (b) a cash commitment fee of $ 70, and (c) a call option for the issuance of approximately 5,645,000 ordinary shares that was “embedded” in the Agreement.

NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 14: –	SHAREHOLDERS’ DEFICIENCY (Cont.)

The full consideration paid to the Investors (which includes the fair value of the Investors’ Warrants, the fair value of the embedded call option, and the Fee) was recorded as deferred expenses on account of receiving a loan commitment. The fair value of the Warrants and embedded call option were recorded against a corresponding increase to additional paid-in capital.

Upon exercise of the Investors’ right to replace the outstanding Credit Line through the purchase of ordinary shares, the Company recorded the consideration received, net of the balance of the deferred expenses (which was comprised of the Fee, the fair value of the Warrants issued to the Investors, the fair value of the embedded call option and the Placement Warrants), in shareholders’ equity. As of December 31, 2003, the remaining balance of the deferred expenses recorded as an increase to additional paid-in capital was $ 1,643.

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

The Warrants and embedded call option were measured based on the Black-Scholes option pricing model. The fair value of the embedded call option was adjusted to reflect the fact that it was cancelable by the Company at any time subject to a 10 day notice.

	h.	Stock Option Plans:

1.

In December 1998, the Company’s shareholders approved the non-employee director stock option plan (“1998 plan”) according to which 250,000 options are available for grant with an exercise price of the average of the closing bid and sale price at the issuance date. Each option is vested immediately and will expire after 10 years. Generally, the Company grants options under the plan with an exercise price equal to the market price of the underlying shares on the date of grant.

In October 2005, the Company’s shareholders approved the increase in the number of options available for grant under the 1998 plan by 500,000.

NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 14: –	SHAREHOLDERS’ DEFICIENCY (Cont.)

In August 2000, the Company’s board of directors adopted the 2000 Stock Option Plan (“the 2000 Plan”). According to the 2000 Plan, 1,000,000 options may be granted to officers, directors, employees and consultants of the Company and its subsidiaries. The Options usually vest over a three or four-year period. The exercise price of the options under the 2000 Plan is determined to be not less than 80% of the fair market value of the Company’s ordinary shares at the time of grant, and they usually expire after 10 years from the date of grant. The 2000 Plan expires on August 31, 2008, unless previously terminated or extended by the Company’s board of directors. Generally, the Company granted options under the plan with an exercise price equal to the market price of the underlying shares on the date of grant.

In November 2003, the Company decided to increase the number of ordinary shares authorized to be issued under the 2000 plan by 497,590 options which reflects the aggregate amount that was outstanding under these plans.

In October 2004 and October 2005, the Company’s shareholders approved the increase in the number of options available for grant under the 2000 Plan by 500,000 and 14,500,000, respectively. In October 2005, the Company’s shareholders also approved the increase of the available number of ordinary shares authorized for issuance under the 2000 Plan by the number of ordinary shares underlying options cancelled (except in the case of surrender for the exercise into shares) or which cease to be exercisable under the Company’s previously terminated option plans.

During 2003, 2004 and 2005, the Company granted to directors (including the Chairman of the board of directors) 27,501, 46,667 and 58,544 options, respectively.

Under the Company’s 1998 and 2000 Plans, the Company reserved for issuance 466,739, 1,735,671, 750,000 and 17,661,890 ordinary shares, respectively. As of December 31, 2005, 45,832, and 11,063,003 options, respectively, are still available for future grants under these plans. Option that are cancelled or forfeited before expiration, become available for future grant.

NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 14: –	SHAREHOLDERS’ DEFICIENCY (Cont.)

2.	A summary of the Company’s share option activity through December 31, 2005 for the Plans is as follows:

	Options outstanding

	Number Of options	Weighted average exercise price

Balance as of January 1, 2003	2,002,852	$1.55

Options granted	1,363,001	$1.06
Options exercised	(73,668)	$0.73
Options forfeited or cancelled	(630,475)	$1.72

Balance as of December 31, 2003	2,661,710	$1.22

Options granted	1,246,367	$0.98
Options exercised	(344,884)	$0.72
Options forfeited or cancelled	(326,159)	$1.70

Balance as of December 31, 2004	3,237,034	$1.11

Options granted	4,643,544	$0.42
Options exercised	(10,834)	$0.38
Options forfeited or cancelled	(1,172,463)	$0.81

Balance as of December 31, 2005	6,697,281	$0.65

The number of options exercisable as of December 31, 2003, 2004 and 2005 was 1,244,878, 1,370,022 and 1,938,847, respectively.

The weighted average exercise price of options exercisable as of December 31, 2003, 2004 and 2005 is $ 7.52, $ 1.33 and $ 1.08, respectively

NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 14: –	SHAREHOLDERS’ DEFICIENCY (Cont.)

3.	The options outstanding as of December 31, 2005 have been separated into ranges of exercise price, as follows:

Range of exercise price	Options outstanding as of December 31, 2005	Weighted average remaining contractual life	Weighted average exercise Price	Options exercisable as of December 31, 2005	Weighted average exercise price of exercisable options

		Years

$ 0.31-0.40	4,490,824	9.10	$0.40	574,167	$0.38
$ 0.48-0.80	621,137	8.52	$0.61	283,417	$0.71
$ 0.85-1.40	1,165,485	6.89	$0.96	732,046	$0.94
$ 1.63-1.88	317,335	6.22	$1.64	246,717	$1.64
$ 1.94-3.20	38,000	2.39	$2.26	38,000	$2.26
$ 4.67-7.5	54,500	4.60	$6.47	54,500	$6.47
$ 13.5	10,000	0.84	$13.50	10,000	$13.50

	6,697,281		$0.65	1,938,847	$1.08

4.	Weighted average fair values and exercise price of options on dates of grant are as follows:

	Equal market price			Exceed market price			Are less than market price

	2003	2004	2005	2003	2004	2005	2003	2004	2005

Weighted average exercise prices	$0.61	$0.98	$0.47	$1.62	$-	$0.41	$0.06	$-	$0.40

Weighted average fair value on grant date	$0.48	$0.48	$0.28	$1.27	$-	$0.23	$0.08	$-	$0.29

NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 14: –	SHAREHOLDERS’ DEFICIENCY (Cont.)

i.	The Company’s outstanding warrants as of December 31, 2005, are as follows:

Issuance date	Number of warrants issued	Exercise price per share	Warrants exercisable	Expiration date

		$

January 2002	612,500	4.50	612,500	January 2006
February 2002	120,000	5.00	120,000	August 2007
November 2002	11,000	0.78	11,000	November 2006
March 2003	240,000	0.34	240,000	September 2008
June 2003	27,000	0.72	27,000	December 2008
August 2003	953,000	0.62	953,000	January 2009
October 2003	1,019,230	0.52	1,019,230	October 2008
March 2004	646,542	1.54	646,542	March 2009
March 2004	112,903	0.62	112,903	March 2009
March 2004	129,310	1.16	129,310	March 2009
April 2005	3,000,000	0.75	3,000,000	April 2010
October 2005	25,714,286	0.40	25,714,286	April 2010
December 2005	8,000,000	0.35	8,000,000	April 2010
December 2005	300,000	0.51	-	December 2007

	40,885,771		40,585,771

j.	Dividends:

In the event that cash dividends are declared in the future, such dividends will be paid in NIS.

A dividend paid to shareholders outside Israel will be converted into dollars, on the basis of the exchange rate prevailing at the date of payment. The Company does not intend to pay cash dividends in the foreseeable future.

NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 15: –	TAXES ON INCOME

a.	Tax benefits under the Israeli Law for the Encouragement of Capital Investments, 1959 (“the law”):

Certain of the Company’s production facilities have been granted the status of “Approved Enterprise” under the law, for three separate investment plans.

According to the provisions of this law, the Company elected to enjoy “alternative benefits” which provide tax benefits in exchange for waiver of grants. Accordingly, the Company’s income from the “Approved Enterprise” will be tax-exempt for a period of two, four and four years, for the first, second and third plan, respectively, commencing with the year it first earns taxable income. Based on the percentage of foreign ownership of the Company, income derived during the remaining periods of five, three and three years, respectively of benefits is taxable at the rate of 15%-25%.

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

The tax-exempt profits earned by the Company’s “Approved Enterprise” can be distributed to shareholders, without imposing a tax liability on the Company, only upon the complete liquidation of the Company. If these retained tax-exempt profits are distributed in a manner other than upon the complete liquidation of the Company, they would be taxed at the corporate tax rate applicable to such profits as if the Company had not elected the alternative tax benefits.

The Company has decided to permanently reinvest the tax exempt profits resulting from the “Approved Enterprise” status and not to distribute such profits as dividends. Accordingly, no deferred income taxes have been provided in respect of the said tax exempt profits. As of December 31, 2005, the Company has no such retained tax exempt profits.

The law also entitles the Company to claim accelerated rates of depreciation on equipment used by the “Approved Enterprise” during five tax years.

NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 15: –	TAXES ON INCOME (Cont.)

Income from sources other than the “Approved Enterprise” during the benefit period will be subject to tax at the regular corporate tax rate.

On April 1, 2005, an amendment to the Investment Law came into effect (“the Amendment”) and has significantly changed the provisions of the Investment Law. The Amendment limits the scope of enterprises which may be approved by the Investment Center by setting criteria for the approval of a facility as a Beneficiary Enterprise, such as provisions generally requiring that at least 25% of the Approved Enterprise’s income will be derived from export. Additionally, the Amendment enacted major changes in the manner in which tax benefits are awarded under the Investment Law so that companies no longer require Investment Center approval in order to qualify for tax benefits

In addition, the Investment Law provides that terms and benefits included in any certificate of approval already granted will remain subject to the provisions of the law as they were on the date of such approval. Therefore, the Company’s existing Approved Enterprise will generally not be subject to the provisions of the Amendment. As a result of the amendment, tax-exempt income generated under the provisions of the new law, will subject the Company to taxes upon distribution or liquidation and the Company may be required to record deferred tax liability with respect to such tax-exempt income.

b.	Measurement of results for tax purposes under the Income Tax (Inflationary Adjustments) Law, 1985:

Results for tax purposes are measured in terms of earnings in NIS after certain adjustments for increases in Israel’s Consumer Price Index (“CPI”). As explained in Note 2b, the financial statements are measured in U.S. dollars. The difference between the annual change in Israel’s CPI and in the NIS/U.S. dollar exchange rate causes a difference between taxable income and the income before taxes shown in the financial statements. In accordance with paragraph 9(f) of SFAS No. 109, the Company has not provided deferred income taxes in respect of the difference between the reporting currency and the tax bases of assets and liabilities.

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

NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 15: –	TAXES ON INCOME (Cont.)

d.	Theoretical tax expenses:

A reconciliation of the theoretical tax expense, assuming all income is taxed at the statutory rate applied to corporations in Israel and the actual tax expense, is as follows:

	Year ended December 31,

	2003	2004	2005

Loss before taxes on income	$(25,179)	$(21,948)	$(14,668)

Statutory tax rate	36%	35%	34%

Theoretical tax benefit	$(9,064)	$(7,682)	$(4,987)
Increase (decrease) in taxes:
Approved enterprise	57	2,897	2,190
Reduced statutory tax rate of a subsidiary	(506)	201	111
Non-deductible expenses	82	1,390	590
Foreign exchange (see note b above)	-	-	395
Utilization of carryforward losses for which valuation allowance was provided	-	-	(1,050)
Deferred taxes on losses, reserves and allowances for which a valuation allowance was provided	10,622	3,213	2,789

Actual tax expense	$1,191	$19	$38

Basic and diluted net loss per share amount of the tax benefit resulting from “Approved Enterprise” status	(*)	0.12	0.07

(*) Less than $ 0.01

e.	Taxes on income included in the statements of operations:

Current:
Domestic	$(450)	$19	$-
Foreign	52	-	144

	(398)	19	144

Deferred:
Domestic	1,589	-	-
Foreign	-	-	(106)

	1,589	-	(106)

	$1,191	$19	$38

NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 15: –	TAXES ON INCOME (Cont.)

f.	Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Group’s deferred tax assets are as follows:

	December 31,

	2004	2005

Deferred tax asset:
Net operating losses and deductions carryforward	$25,960	$28,149
Others	88	139

Net deferred tax assets before valuation allowance	26,048	28,288

Valuation allowance (1)	(25,915)	(28,049)

Net deferred tax assets (2)	$133	$239

(1)

The Group has provided valuation allowances in respect of deferred tax assets resulting from tax losses carryforward and other temporary differences. Management currently believes that since the Company has a history of losses it is more likely than not that the deferred tax regarding all loss carryforwards (except in NUR Japan) will not be utilized in the foreseeable future.

(2)	As of December 31, 2005, deferred taxes are recorded in short-term other accounts receivable and long-term other assets.

g.	Carryforward tax losses and deductions:

As of December 31, 2005, the Company had available carryforward tax losses and deductions aggregating to $ 22,000, which have no expiration date.

Additional carryforward losses of NUR America and NUR Salsa, in the amount of $ 31,516, which are located in the U.S., will expire in 2024. Utilization of U.S. net operating losses may be subject to substantial annual limitation due to the “change in ownership provision of the Internal Revenue Code of 1986” and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

NUR Asia Pacific and NUR Shanghai had available carryforward losses as of December 31, 2005 aggregating to $ 19,349, which have no expiration date.

NUR Japan had available carryforward losses as of December 31, 2005 aggregating to $ 435, expiring in 2012.

NUR Europe and NUR Media Solutions had available carryforward losses as of December 31, 2005 aggregating to $ 22,689 which have no expiration date.

NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 15: –	TAXES ON INCOME (Cont.)

h.	Loss before taxes on income consists of the following:

	Year ended December 31,

	2003	2004	2005

Domestic	$249	$(8,178)	$(11,296)
Foreign	(25,428)	(13,770)	(3,372)

	$(25,179)	$(21,948)	$(14,668)

NOTE 16: –	MAJOR CUSTOMERS AND GEOGRAPHIC INFORMATION

	a.	Summary information about geographic areas:

The Company manages its business on the basis of one reportable segment. Refer to Note 1a for a brief description of the Company’s business. The following data is presented in accordance with SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information”. Total revenues are attributed to geographical areas based on location of end customers.

The following table presents total revenues and long-lived assets for the years ended December 31, 2003, 2004 and 2005 and as of December 31, 2004 and 2005, respectively:

	2003	2004		2005

	Total revenues	Total revenues	Long-lived assets	Total revenues	Long-lived assets

Asia	$10,760	$11,451	$90	$12,401	$51
Europe	39,385	38,429	4,830	37,731	4,310
America	18,569	26,843	207	21,246	484

	$68,714	$76,723	$5,127	$71,378	$4,845

b.	Product lines:

Total revenues from external customers distributed on the basis of the Company’s product lines are as follows:

	Year ended December 31,

	2003	2004	2005

Printers and spare parts	$44,325	$51,198	$46,783
Ink	17,637	18,379	19,226
Substrates	2,321	1,749	1,063
Services	4,431	5,397	4,306

	$68,714	$76,723	$71,378

NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 16: –	MAJOR CUSTOMERS AND GEOGRAPHIC INFORMATION (Cont.)

c.	Major customer data as a percentage of total revenues:

The Group does not have any major customers that represents 10% or more of the consolidated revenues for 2003, 2004 and 2005.

NOTE 17: –	SELECTED STATEMENTS OF OPERATIONS DATA

a.	Research and development expenses, net:

	Year ended December 31,

	2003	2004	2005

Research and development expenses	$7,118	$8,008	$7,086
Less - participation of the Belgian government in research and development projects	572	-	-

	$6,546	$8,008	$7,086

b.	Financial income (expenses), net:

Expenses:
Interest on short-term bank credit and charges	$(2,021)	$(1,436)	$(1,244)
Interest on long-term loans	-	(1,195)	(1,630)
Foreign currency translation differences	(2,673)	(3,912)	(4,350)

	(4,694)	(6,543)	(7,224)

Income:
Interest on bank deposits and other	490	-	132
Foreign currency translation differences	2,798	3,904	3,644

	3,288	3,904	3,776

	$(1,406)	$(2,639)	$(3,448)

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of
NUR Asia Pacific Limited

We have audited the accompanying balance sheets of NUR Asia Pacific Limited (the “Company”) as of December 31, 2005 and 2004 and the related statements of income, stockholders’ deficit and cash flows for the years ended December 31, 2005 and 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits include consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. Our audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant, estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of NUR Asia Pacific Limited as of December 31, 2005 and 2004, and the results of its operations and cash flows for the years ended December 33, 2005 and 2004, in conformity with accounting principles generally accepted in the United States of America.

/s/ BDO McCabe Lo Limited BDO McCabe Lo Limited

Hong Kong, May 2, 2006

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

In our opinion, the financial statements referred to above present fairly, in all material respects, in US dollars, the financial position of the Company as of December 31, 2003, and the results of its operations and cash flows for the year then ended, in conformity with accounting principles generally

/s/ ASG Audit Corporation
Member of Grant Thornton International
Tokyo, Japan January 26, 2004