Form 20-F
period 2006-12-31
NUR MACROPRINTERS LTD
filed 2007-06-29
CIK 946394

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report………………………………….

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

None

Title of Class

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2006: 60,523,886 ordinary shares, NIS 1.0 par value per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act

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

Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

          Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☒

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐   Item 18 ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act):

Yes ☐   No ☒

FORWARD-LOOKING STATEMENTS

          In addition to historical information, this annual report on Form 20-F contains forward-looking statements. Some of the statements under “Item 3.D: Risk Factors,” “Item 4: Information on NUR,” “Item 5: Operating and Financial Review and Prospects” and elsewhere in this annual report, constitute forward-looking statements. These statements relate to future events or other future financial performance, and are identified by terminology such as “may,” “will,” “should,” “expect,” “scheduled,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “aim,” “potential,” or “continue” or the negative of those terms or other comparable terminology. These forward-looking statements are subject to certain risks, uncertainties and assumptions about us that could cause actual results to differ materially from those reflected in the forward-looking statements. These forward-looking statements are based, among other things, on assumptions in connection with:

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

PART I

ITEM 1: Identity of Directors, Senior Management and Advisors

          Not Applicable.

ITEM 2: Offer Statistics and Expected Timetable

          Not Applicable.

ITEM 3: Key Information

          Unless the context in which such terms are used would require a different meaning, all references to “NUR,” “we,” “our” or the “Company” refer to NUR Macroprinters Ltd. and its consolidated subsidiaries.

A.	Selected Financial Data

          The selected consolidated statements of operations data for the years ended December 31, 2004, 2005 and 2006, and the selected consolidated balance sheet data as of December 31, 2005 and 2006, have been derived from the audited consolidated financial statements of NUR Macroprinters Ltd. set forth in “Item 18: Financial Statements.” The selected consolidated statement of operations data for the years ended December 31, 2002 and 2003 and the selected consolidated balance sheet data as of December 31, 2002, 2003 and 2004 have been derived from our audited consolidated financial statements not included in this report. Our consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles.

          The following tables present the financial data for NUR together with its subsidiaries NUR Media Solutions, NUR America, NUR Europe, NUR Shanghai, NUR Asia Pacific, Salsa Digital Printers, NUR Hungary Trading and Software Licensing Limited Liability Company, NUR DO Brazil Ltda., Encre Consumables B.V., NUR Japan, NUR Italy, NUR UK and Excite Ink. Financial data for Stillachem is included only with respect to 2002 and the first three months of 2003, and financial data for NUR Pro Engineering is included only with respect to 2004 and 2005.

          Certain amounts from prior years have been reclassified to conform to the current year presentation. The reclassification had no effect on previously reported net loss and shareholders’ deficiency. For additional information regarding the reclassification see “Item 5.A: Operating Results.”

          The selected consolidated financial data set forth below should be read in conjunction with and is qualified by reference to NUR’s consolidated financial statements and the related notes, as well as “Item 5: Operating and Financial Review and Prospects” included elsewhere in this annual report.

Consolidated Statements of Operations
(in thousands of U.S. Dollars except per share and share data)

	Year ended December 31,

	2002	2003	2004	2005	2006(1)

Revenues:
Products	80,217	64,283	71,326	67,072	72,576
Services	4,669	4,431	5,397	4,306	5,392

Total revenues	84,886	68,714	76,723	71,378	77,968

Cost of revenues:
Products	50,492	34,505	44,612	43,505	43,060
Inventory write-off	975	13,154	9,658	2,721	806

	51,467	47,659	54,270	46,226	43,866
Services	6,857	6,832	6,278	5,772	7,379

Total cost of revenues	58,324	54,491	60,548	51,998	51,245

Gross profit	26,562	14,223	16,175	19,380	26,723

Operating expenses:
Research and development expenses, net	7,742	6,546	8,008	7,086	5,827
Selling and marketing	12,744	11,321	9,529	10,865	11,747
General and administrative	12,077	11,134	10,819	12,171	9,803
Doubtful accounts expenses (income)	2,881	6,694	6,266	(1,132)	(314)
Impairment of goodwill	3,836	-	-	-	-
Amortization and impairment of technology and other intangible assets	9,049	118	862	169	167
Restructuring charges	1,300	2,001	-	-	-

Total operating expenses	49,629	37,814	35,484	29,159	27,230

Operating loss	(23,067)	(23,591)	(19,309)	(9,779)	(507)
Financial expenses, net	(1,322)	(1,406)	(2,639)	(3,448)	(1,316)
Fair value of warrants issued to former director	-	-	-	(1,441)	-
Other expenses, net	-	(182)	-	-	-

Loss before taxes on income	(24,389)	(25,179)	(21,948)	(14,668)	(1,823)
Taxes on income	34	1,191	19	38	98

Net loss	$(24,423)	$(26,370)	$(21,967)	$(14,706)	$(1,921)

Basic and diluted net loss per share	$(1.44)	$(1.52)	$(0.91)	$(0.46)	$(0.03)

Weighted average number of shares used in computing basic and diluted net loss per share	17,005,606	17,272,089	24,235,406	31,932,345	60,506,854

(1)	Includes $1.3 million of stock based compensation expense as a result of the adoption of SFAS 123(R) on January 1, 2006 on a prospective basis (see Note 2v to NUR’s consolidated financial statements included as a part of this annual report on Form 20-F for more details).

Consolidated Balance Sheet Data
(in thousands of U.S. Dollars except share data)

	At December 31,

	2002	2003	2004	2005	2006

Working capital (deficiency)	$31,009	$14,636	$(27,744)	$(3,444)	$356
Total assets	$85,860	$61,481	$51,586	$39,716	$41,203
Total liabilities	$68,402	$66,494	$75,228	$67,270	$62,206
Total shareholders’ equity (deficiency)	$17,458	$(5,013)	$(23,642)	$(27,554)	$(21,003)
Capital stock	$49,899	$51,782	$56,631	$74,211	$75,591
Ordinary shares outstanding	17,155,859	17,414,281	26,165,215	60,498,062	60,523,886

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

Investing in our securities involves significant risk. You should carefully consider the risks described below as well as the other information contained in this annual report before making an investment decision. Any of the following risks could materially adversely affect our business, financial condition, results of operations and cash flows. In such case, you may lose all or part of your original investment.

The risks described below are not the only risks we face. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially adversely affect our business, financial condition or results of operations.

          Our ability to maintain sufficient liquidity is dependent on our ability to continue our recent revenue growth and successful expense reduction initiatives, and on the availability of additional debt or equity financing. If we are unable to secure necessary additional financing, through debt or equity financing, we may not be able to fund our operations and would potentially have to sell assets, refinance debt or downsize operations. Our net loss decreased to $1.9 million in 2006 from $14.7 million in 2005. We believe that our liquidity and profitability have improved since 2005, and anticipate that they will continue to improve in 2007, but we were still unable to generate cash from operations in 2006 and there can be no assurance that we will achieve profitability or positive cash flow in 2007. We have recently relied on equity financing to fund our operations due to our inability to generate cash from operations. In January and February 2007, we raised approximately $6.3 million through a private placement of our ordinary shares and warrants to purchase our ordinary shares. However, due to the risks described herein, and if we fail to achieve our revenue goals and expense reduction targets, in the future we may be unable to maintain adequate financial resources for capital expenditures, expansion or acquisition activity, working capital and research and development and therefore we may be required to seek additional equity and/or debt financing. These financings may not be available on acceptable terms, or at all. An equity financing could also be dilutive to our existing shareholders. Our failure to secure additional financing could have an adverse impact on our continued development or growth.

          If we are unable to comply with certain covenants contained in our bank loans, our lender banks may declare a default and exercise their remedies. If our lender banks exercise these remedies we may not be able to continue our operations. If we do not meet certain covenants provided for in our loan agreements with our lender banks, our lender banks may exercise the remedies available under such loan agreements, including requiring us to immediately repay our outstanding bank debt or enforcing a lien against all our assets. We agreed to maintain certain financial ratios, which will be measured on each quarter following the end of the third quarter of 2008. If we default under our bank loans and our lender banks exercise their available remedies, we may be forced to cease operations. If we ceased operations and were forced to liquidate no assets would be available for distribution to holders of our ordinary shares.

          Because our ordinary shares are quoted on the pink sheets and their trading may become subject to the Securities and Exchange Commission’s “penny stock” regulations, the market liquidity of our ordinary shares is very limited. On May 19, 2005, our ordinary shares were delisted from the Nasdaq Capital Market. The basis of the delisting was our failure to comply with the minimum stockholders’ equity requirement for continued listing on the Nasdaq Capital Market. Our ordinary shares are currently quoted on the over-the-counter market in the “Pink Sheets” under the symbol “NURMF.PK.”

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

          Because our ordinary shares have been removed from quotation on Nasdaq and the trading price of our ordinary shares is less than $5.00 per share, trading in our ordinary shares may become subject to the requirements of Rule 15g-9 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Although we currently meet the criteria of average revenues in excess of $6 million set forth in Rule 3a51-1(g)(2) which exempts our ordinary shares from being deemed “penny stock,” brokers are still subject to special record keeping requirements with respect to our ordinary shares and must demonstrate that we have met these criteria. Pursuant to Rule 15g-9, brokers and dealers who recommend penny stocks to persons other than established customers and accredited investors must satisfy special sales practice requirements, including a requirement that they make an individualized written suitability determination for the purchaser and receive the purchaser’s written consent prior to the transaction.

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

          We depend on a few key products in a business subject to rapid technological change and any decline in demand for these products could severely harm our ability to generate revenues. We depend upon the sale of our principal products - the NUR Fresco™ printers, the NUR Tempo printers, the NUR Expedio™ printers and the NUR Tango printers, and upon the sale of ink products. The markets for our products are characterized by rapid changes in technology, customer preferences and evolving industry standards. Our future financial performance will depend upon our ability to update our current products and develop and market new products to keep pace with technological advances in the industry. During 2004, 2005 and 2006, we invested approximately $8.0 million, $7.1 million and $5.8 million, respectively, in research and development projects. Although we plan to continue to invest in research and development, our business could seriously suffer if we fail to anticipate or to respond adequately to changes in technology and customer preferences, or if our products are delayed in their development or introduction. We cannot assure you that we will successfully develop any new products. If our competitors introduce new products, the sales of our existing products and our financial results could be negatively affected.

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

          The market for our printers is very competitive and if we do not compete effectively, our operating results could be adversely affected. The printing equipment industry is extremely competitive and many of our competitors may have greater management, financial, technical, manufacturing, marketing, sales, distribution and other resources than we do. We compete against several companies that market digital printing systems based on drop-on-demand inkjet technology and other technologies that are similar to the technologies utilized in our products. These competitors have introduced products that compete with the NUR Fresco, the NUR Tempo and the NUR Expedio printers. We have also witnessed continued growth of the Chinese and Korean markets where Chinese and Korean companies that were developing, manufacturing and selling inexpensive printers mainly to the local markets, have also begun penetrating the international market. Our ability to compete depends on factors both within and outside of our control, including the performance and acceptance of our current printers and any products we develop in the future. We also face competition from existing conventional wide format and super wide format printing methods, including hand painting, screen printing and offset printing. Our competitors could develop new products, with existing or new technology, that could be more competitive in our market than our printers. We cannot assure you that we will be able to compete effectively with any such products.

          We face strong competition in the market for ink products. If we do not compete successfully, our revenues will decline. We compete with independent manufacturers in the market for ink products. The ink manufacturing industry is highly competitive. We are currently the exclusive or principal manufacturer and supplier of ink for our UV ink based printers and for a majority of our other printers. We cannot assure you that we will be able to maintain our position as the exclusive or even principal ink manufacturer and/or supplier for these printers. We also cannot assure you that we will be able to compete effectively or achieve significant revenues in the ink business.

          If we fail to meet our customers’ performance expectations, our reputation may be harmed, causing us to lose current and prospective customers. Our ability to retain existing customers and attract new customers depends to a large extent on our relationships with our customers and our ability to maintain a reputation for high quality products, professional services and integrity. As a result, if a customer is not satisfied with our products or services, our reputation may be damaged, adversely affecting the relationship with this and other existing customers and our ability to attract new customers.

          Our products could contain defects, which would reduce sales of those products or result in claims against us. We develop complex and evolving products and we participate in an industry that is subject to significant product liability and other litigation. Despite testing by us and our customers, undetected errors or defects may be found in existing or new products. The introduction of products with reliability, quality or compatibility problems could result in reduced revenues, additional costs, increased product returns and difficulty or delays in collecting accounts receivable. The risk is higher with products still in the development stage, where full testing or certification is not yet completed. This could result in, among other things, a delay in recognition or loss of revenues, loss of market share or failure to achieve market acceptance. We could be subject to material claims by customers that are not covered by our insurance. Many of these claims also involve significant defense or settlement costs.

          We depend on our executive officers and other key employees and the loss of their services could adversely affect our business and results of operations. During the previous two years, our senior management has undergone significant changes, including the replacement of our principal executive officers, the regional managing directors of our four main divisions and most of our senior management team. In addition, we have experienced a high turnover of other employees during 2006 and the beginning of 2007. We believe that our success depends to a large extent upon the contributions of key personnel, and especially our senior management. Our business could seriously suffer if David Reis or Yosef Zylberberg, our principal executive officers, or other key personnel, were to leave our company. In addition, we do not have, and do not plan to apply for, “key-man” life insurance for any of our key employees. The high turnover in other employees and the possible loss of knowledge and expertise as a result could also materially adversely affect our results of operations and our growth prospects. Our future success will also depend in part on our continuing ability to attract highly qualified employees. We cannot assure our continued success in attracting or retaining highly qualified personnel.

          If we are unsuccessful in protecting our proprietary technology through trade secrets, licenses and patents, our ability to compete effectively may be impaired. We rely on a combination of trade secrets, licenses, patents and non-disclosure and confidentiality agreements to establish and protect our proprietary rights in our products and our intellectual property. We cannot provide any assurance that our existing patents or any future patents will not be challenged, invalidated, or circumvented, or that our competitors will not independently develop or patent technologies that are substantially equivalent or superior to our technology. We cannot be sure that we will receive further patent protection in Israel, the United States, or elsewhere, for existing or new products or applications. Even if we do secure further patent protection, we cannot provide any assurance it will be effective. Also, although we take precautionary measures to protect our trade secrets, we cannot guarantee that others will not acquire equivalent trade secrets or steal or replicate our exclusive technology. For example, in some countries, meaningful patent protection is not available. Third parties may assert infringement claims against us in the future, and the cost of responding to such assertions, regardless of their validity, could be significant. In addition, such claims could be found to be valid and result in large judgments against us. Even if such claims are not valid, the cost to protect our patent rights and the harm caused to our operations during the litigation of such claims could be substantial.

          We may be subject to liabilities under environmental laws due to our use of hazardous materials such as methyl ethyl-ketone solvent. We mix the solvent ink used in some of our printers with a methyl ethyl-ketone solvent. Methyl ethyl-ketone solvent is a hazardous substance and is subject to various government regulations relating to its transfer, handling, packaging, use and disposal. We store the ink at warehouses in Europe, the United States, South East Asia and Israel, and a shipping company ships it in accordance with our instructions. We face potential responsibility for problems that may arise when we ship the ink to customers. We believe that we are in material compliance with all applicable environmental laws and regulations. However, if we fail to comply with these laws or an accident involving our ink waste or methyl ethyl-ketone solvent occurs, our business and financial results could be harmed. In addition, in recent years the operations of all companies have become subject to increasingly stringent legislation and regulation related to occupational safety and health and environmental protection. Such legislation and regulations are complex and constantly changing, and we cannot assure you that future changes in laws or regulations would not require us to install additional controls for certain of our ink products, to undertake changes in our manufacturing processes or to utilize additional measures of care and compliance where such measures are not currently required.

          We may face adverse consequences as a result of the restatement of our financial statements. The amendment of our annual report on Form 20-F for the year ended December 31, 2004, which was filed with the SEC on March 13, 2006, included a restatement of our financial statements for 2002, 2003 and 2004. As a result of the restatement, we may face certain risks and potential adverse consequences and costs associated with addressing any potential actions or inquiries; and the diversion of our management’s attention and resources. Each of these could have a material adverse effect on our business, prospects and results of operations.

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

          Political instability in Israel may disrupt important operations and our business. Our headquarters and research facilities, operations and some of our subcontractors and suppliers are located in the State of Israel. Although most of our sales are currently made to customers outside of Israel, we are nonetheless directly influenced by the political, economic and military conditions affecting Israel. Our business could be harmed by any major hostilities involving Israel, the interruption or curtailment of trade between Israel and its trading partners, or a significant downturn in the economic condition of Israel. The prospect of peace in the Middle East is uncertain and has deteriorated due to the continued violent conflicts between Israelis and Palestinians. In addition, in July and August 2006, significant fighting took place between Israel and Hezbollah in Lebanon, which involved numerous missile strikes and disrupted day-to-day civilian activity in northern Israel. Furthermore, over the last seven years and more significantly in April, May and June 2007, Palestinian militants have been firing rockets from the Gaza strip to the neighboring southern part of Israel, including to areas in Ashkelon, where our ink manufacturing plant is located. While the work in our plant has not been impacted so far, we cannot predict the full impact of the continuation or escalation of the conflict in the Gaza Strip and southern Israel on our results of operations and business. Furthermore, several countries restrict business with Israeli companies. We could be adversely affected by further setbacks to the peace process or by restrictive laws or policies directed toward Israel or Israeli businesses. Our operations could be materially and adversely affected by acts of terrorism or if major hostilities should occur in the Middle East or trade between Israel and its present trading partners should be curtailed, including as a result of acts of terrorism in the United States or elsewhere. In addition, all nonexempt male adult citizens of Israel, including some of our officers and employees, are obligated to perform military reserve duty and are subject to being called for active duty under emergency circumstances. While we have operated effectively under these requirements and circumstances since our formation, we cannot predict the full impact of such conditions on us in the future, particularly if emergency circumstances occur. If many of our employees are called for active duty, our operations in Israel may be slowed and our business may be harmed.

          We have significant operations in countries that may be adversely affected by acts of terrorism, political or economical instability or major hostilities. We supply our products to various countries. Over 60% of our sales are in North America and Western Europe. However, we expect to derive an increasing portion of our sales and future growth from other regions such as Latin America and Central and Eastern Europe, which may be more susceptible to political or economic instability. As we import our products into such countries, we face possible denial of access to our customers as a result of a closing of the borders of the countries in which we sell our products, due to economic, legislative, political and military conditions, including hostilities and acts of terror, in such countries. Our executive offices and a substantial percentage of our manufacturing capabilities are located in Israel.

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

          Our operating results are subject to significant fluctuations from period-to-period, which could cause us to miss expectations about these results and, consequently, could adversely affect the trading price of our ordinary shares. The results of our operations for any quarter are not necessarily indicative of results to be expected in future periods. Our operating results have in the past been, and will continue to be, subject to quarterly fluctuations as a result of factors such as price reductions by us and our competitors, increased competition in the printing equipment and ink industry, the introduction and market acceptance of new technologies and standards, changes in interest rates and availability of bank or other financing to our customers, substitution of our ink products for third party ink by users of our products, delay, rescheduling or cancellation of orders, costs related to our entry into new geographic markets, changes in general economic conditions and changes in economic conditions specific to our industry. Furthermore, our revenues may vary significantly from quarter to quarter as a result of, among other factors, the timing of new product announcements and releases by our competitors and us. We do not typically have a material backlog of orders at the beginning of each quarter. We may not learn of shortfalls in sales until late in, or shortly after the end of, such fiscal period. As a result, our quarterly earnings may be subject to significant variations, which could cause us to miss expectations about our earnings and, consequently, could adversely affect the trading price of our ordinary shares.

          Our business is subject to risks from international operations that could increase our expenses and require increased time and attention of our management. A significant portion of our business is conducted internationally. Accordingly, our future results could be materially adversely affected by a variety of uncontrollable and changing factors including, among others, foreign currency exchange rates, credit risk in less developed markets, difficulties in staffing management and other positions, difficulties in collecting accounts receivables, regulatory, political, or economic conditions in a specific country or region, trade protection measures and other regulatory requirements, business and government spending patterns, and natural disasters. Any or all of these factors could have a material adverse impact on our business and results of operations.

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

          Our stock price has decreased significantly and may continue to be volatile, which could adversely affect the market liquidity of our ordinary shares and our ability to raise additional funds. Our ordinary shares have experienced substantial price volatility, particularly as a result of variations between our anticipated and actual financial results, the published expectations of analysts, and announcements by our competitors and us. The market price for our ordinary shares has followed a historical downward trend since 2000. On May 19, 2005, our ordinary shares were delisted from the Nasdaq Capital Market due to our failure to comply with the minimum stockholders’ equity requirement for continued listing. Our ordinary shares are currently quoted on the over-the-counter market in the “Pink Sheets” under the symbol “NURMF.PK.” In addition, the stock market has experienced extreme price and volume fluctuations that have negatively affected the market price of many technology and manufacturing companies in particular, and that have often been unrelated to the operating performance of these companies. These factors, as well as general economic and political conditions, may materially adversely affect the market price of our ordinary shares in the future. Additionally, volatility or a lack of positive performance in our stock price may adversely affect our ability to retain key employees, many of whom have been granted stock options, and negatively affect our ability to raise funds through both debt and equity, discourage potential customers and partners from doing business with us, and could result in a material adverse effect on our business, financial condition, and results of operations.

          If we fail to implement and maintain effective internal controls over financial reporting, our business, operating results and share price could be materially adversely affected. Beginning with our annual report for our fiscal year ending December 31, 2007, Section 404 of the Sarbanes-Oxley Act of 2002 will require us to include a report by our management on our internal controls over financial reporting. This report must contain an assessment by management of the effectiveness of our internal controls over financial reporting as of the end of our fiscal year and a statement as to whether or not our internal controls are effective. Beginning with our annual report for our fiscal year ending December 31, 2008, the report must also contain a statement that our independent auditors have issued an attestation report on their assessment of such internal controls. Our efforts to comply with Section 404 are likely to result in significant costs, the commitment of time and operational resources and the diversion of management’s attention. We expect to expend significant resources and management time documenting and testing our internal controls systems and procedures. This process may be complicated by the complexity of our international operations and various foreign subsidiaries. If we or our independent auditors are unable to assert that our internal controls over financial reporting are effective, market perception of our financial condition and the trading price of our stock may be adversely affected, customer perception of our business may suffer and we may face increased difficulty raising capital, all of which could have a material adverse effect on our operations.

          We are controlled by a small number of shareholders, who may make decisions with which you may disagree. In October 2005, a group of investors led by Fortissimo Capital Fund GP, LP (“Fortissimo”), invested $12 million in our company. Consequently, these shareholders are currently the beneficial owners of 61.2% of our ordinary shares and acting together, could exercise significant influence over our business, including with respect to the election of our directors and the approval of change in control transactions. This concentration of control may have the effect of delaying or preventing changes in control or changes in management, or limiting the ability of our other shareholders to approve transactions that they may deem to be in their best interest.

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

          Additional tax liabilities could materially adversely affect our results of operations and financial condition. As a global corporation, we are subject to income taxes both in Israel and various foreign jurisdictions. Our domestic and international tax liabilities are subject to the allocation of revenues and expenses in different jurisdictions and the timing of recognizing revenues and expenses. Additionally, the amount of income taxes paid is subject to our interpretation of applicable laws in the jurisdictions in which we file. From time to time, we are subject to income tax audits. While we believe we comply with applicable income tax laws, there can be no assurance that a governing tax authority will not have a different interpretation of the law and assess us with additional taxes. Should we be assessed additional taxes, there could be a material adverse affect on our results of operations and financial condition.

ITEM 4: Information on NUR

A.	History and Development of NUR

          Our legal and commercial name is NUR Macroprinters Ltd. Our main office is located at 12 Abba Hillel Silver Street, P.O. Box 1281, Lod 71111, Israel, and our telephone number is (011) 972-8-914-5555. NUR’s registered agent in the United States is CT Corporation System, 111 Eight Avenue, New York, New York 10011.

          NUR is a leading supplier of wide format and super wide format digital printing systems worldwide.

          NUR was incorporated as an Israeli corporation on July 29, 1987. On August 1, 1993, the Company changed its name from NUR Advertising Industry 1987 Ltd. to NUR Advanced Technologies Ltd. and, on November 16, 1997, it again changed its name from NUR Advanced Technologies Ltd. to NUR Macroprinters Ltd. Our corporate governance is controlled by the Israeli Companies Law, 1999, as amended (the “Companies Law”).

          Our ordinary shares were traded on the Nasdaq National Market between October 1995 and July 2003. During 2002, the bid price for our ordinary shares closed below the minimum bid price of $1.00 per share as required for continued listing on the Nasdaq National Market for a period of 30 consecutive trading days. Accordingly, in July 2003, we transferred our securities to the Nasdaq Capital Market, whereby we were granted an extension of 180 days to meet the minimum requirement of $1.00 per share. NUR regained compliance with this requirement in October 2003. Our ordinary shares were traded on the Nasdaq Capital Market between July 2003 and May 2005. As a result of our failure to comply with the minimum $2.5 million stockholders’ equity requirement for continued listing set forth in Marketplace Rule 4320(e)(2)(B) and Rule 4310(c)(3)(A), our ordinary shares were delisted from the Nasdaq Capital Market on May 19, 2005 and are currently quoted in the over-the-counter market in the “Pink Sheets” under the symbol “NURMF.PK.”

Significant Events

          On June 29, 2005, we entered into agreements with our lender banks amending the financial covenants that governed the loan agreements with our lender banks for the second, third and fourth quarters of 2005. Under these agreements the lender banks waived the non-performance by NUR of certain financial covenants for all periods prior to March 31, 2005.

          On August 21, 2005, we reached an agreement with Fortissimo regarding an investment by a group of investors led by Fortissimo of $12 million in NUR. As a condition to consummate the investment Fortissimo required, among other things, that NUR will enter into a debt restructuring agreement with its lender banks.

          On September 12, 2005, NUR reached an agreement with its lender banks, providing for the conversion of $14.5 million of NUR’s then outstanding debt into 8,000,000 warrants, the conversion of $5 million of NUR’s then outstanding debt into three-year subordinated notes, and the repayment of $2 million of the outstanding debt (consisting of $1.9 million of principal and $0.1 million fixed interest) within 1 year. The debt restructuring agreement further provided for the replacement of the remaining $22 million of the outstanding debt with new credit facilities. NUR also agreed to extend the exercise period of 1,340,000 outstanding warrants previously granted to the lender banks by 18 months.

          The Fortissimo investment and the debt restructuring agreement were consummated on October 31, 2005 and December 8, 2005, respectively.

          In October 2005, Dan Purjes, a former chairman and controlling shareholder of NUR, filed a complaint against NUR, seeking reinstatement of his voting rights. This complaint relates to a January 2005 voting agreement and a March 2005 voting trust agreement between NUR and Mr. Purjes. NUR has filed a motion to dismiss this complaint. For a detailed discussion of these agreements and the complaint, see “Item 8.A: Legal Proceedings” and “Item 10.C: Material Contracts” below.

          During 2004 and 2005 NUR did not have material capital expenditures or divestitures. During the first half of 2006 we made leasehold improvements in our new manufacturing site in Lod, Israel. We invested in these leasehold improvements approximately $0.80 million. In addition, we are currently in the process of upgrading our ERP system and IT infrastructure. The expected aggregate investment in these projects is approximately $0.45 million.

          In the beginning of 2007 we raised $6.3 million through the private placement of 11,734,950 of our ordinary shares to various investors at a price of $0.54 per share. The investors also received warrants to purchase additional 3,520,485 ordinary shares at an exercise price of $0.65 per share, exercisable for a period of five years following the closing of the private placement. The private placement included two stages, an initial closing resulting in gross proceeds in the amount of $3.8 million in January 2007 and a follow-on investment resulting in gross proceeds of $2.5 million in February 2007. In connection with the private placement, we paid our adviser, Meitav Underwriting Ltd., a cash fee of $0.25 million. The private placement was effected in accordance with the exemptions from registration provided under Section 4(2) under the Securities Act of 1933 (which we refer to as the “Act”) and Regulation S promulgated under the Act.

          For more information on our financing activities please refer to “Item 5: Operating and Financial Review and Prospects.”

B.	Business Overview

          NUR Macroprinters Ltd. is a leading supplier of wide format and super wide format digital printing systems worldwide. We develop, manufacture, sell and service digital color printers for the printing of large images such as billboards, posters and banners, point of purchase displays, exhibition and trade show displays, as well as decorations and backdrops for construction scaffolding covers, showrooms, television and film studios, museums and exhibits. We also supply our customers with ink and solvent products for use with wide format and super wide format digital printers.

          NUR conducts the research and development activities related to printing equipment and ink at its facility in Lod, Israel. We have worldwide marketing, sales and service subsidiaries or divisions in Europe, North America, South America, Asia Pacific and the Middle East and Africa regions.

          We offer several lines of printers in the wide and super wide format categories.

          We offer both solvent-ink based and UV-ink based printers. In the Solvent market we offer the NUR Fresco III and The NUR Tango (as of May 2007). In the UV market, we offer the NUR Tempo series and the NUR Expedio series, consisting of the NUR Expedio 3200, the NUR Expedio 5000 and the NUR Expedio Revolution. These printers are sometimes referred to collectively herein as the “NUR printers” or “our printers.” We ceased sales of the NUR Ultima™ printers during 2004. As customary with respect to other printers we no longer sell, we continue to service and provide ink products to the NUR Ultima printers.

          We also sell specialized ink products for use with our printers. The ink products sold by NUR to its customers for use with the NUR Fresco, the NUR Ultima, the NUR Salsa™, the NUR Blueboard, the NUR Tempo, the NUR Expedio and the NUR Tango printers are resistant to water and ultraviolet rays and are well suited for indoor and outdoor use.

          We sell our printers and related products primarily to commercial digital printers, design and service firms, screen printers, commercial photo labs, outdoor media companies and trade shops. NUR printers are installed in more than 800 sites throughout Europe, North and South America, Africa and Asia.

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

          Screen Printing. The screen-printing process is distinguished by its ability to print finely detailed images on practically any surface, including paper, plastics, metals and three-dimensional surfaces. However, the process requires significant set-up time and investment in materials before the image can be sent to press. This cost constrains the minimum number of copies the screen printer can produce economically. As screen-printing is a highly labor-intensive process, it is best suited for run lengths between 50 to 400 copies. Hence, this is a market in which we believe our digital printers can be highly competitive.

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

          Digital printing involves the production of hard-copy images and text from digital data that is either generated on a computer at the printing site or originated by a customer on the customer’s computer system. The digital data is then transferred directly from an electronic pre-press or desktop publishing system to the digital printer. There are currently several digital printing technologies available, including electrostatic, piezo drop-on-demand, thermal transfer and continuous inkjet printing.

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

Our Strengths and Strategy

          We believe that the productivity of the NUR printers makes them an attractive choice for screen printers that wish to go digital and for high volume digital printers. The NUR Tempo was designed as a digital alternative to screen printing presses to handle diverse applications, especially short to medium, on-demand print runs that are not cost effective using traditional screen printing methods. In operation, it is designed to eliminate the extra steps and costs of finishing – laminating and cutting/trimming processes – common to other traditional methods of printing graphics on rigid surfaces. The NUR Expedio series is the first of its kind – the first roll-fed wide-format inkjet production printers equipped with UV-curable inks. The UV-curable inks used by the NUR Expedio printers allow them to print on wide variety of media, including standard less expensive uncoated substrates that ensure low operating costs and higher profit margins. With NUR Expedio printers users can also explore new premium priced printing applications on specialty media. The NUR Expedio Revolution offers billboard printers higher productivity and lower operating cost per printed square feet than competitive digital printers. We believe that the NUR printers have been designed and engineered to fit the overall needs of their respective wide format and super wide format printing markets.

          NUR’s strategy is to:

▪

strengthen our position as a world leader in the wide format and super wide format digital printing markets by supplying productive and cost-effective wide format and super wide format digital printers and totally digitally-based printing solutions for the out-of-home advertising market;

▪	enable print service providers to digitally produce a large portion of the graphics currently produced with screen printing processes;

▪	be our customers’ vendor of choice for their ink needs;

▪	enable our customers to develop new ways to profit from our printing systems; and

▪	provide our customers with highly responsive and capable support, service and supplies.

Products

          NUR’s revenues are derived primarily from the sale and service of NUR printers and the sale of ink and solvent products used with NUR printers. See “Item 5.A: Geographic Breakdown of Revenues” for more information on the breakdown of revenues by category of activity and into geographic markets.

Printers

UV-Ink Based Roll-Fed Printers

NUR Expedio™ 5000

          In May 2004, we introduced the NUR Expedio 5000, a 5-meter/16-feet super wide inkjet production printer that uses UV-curable inks. The machine is the first roll-fed wide-format inkjet production press equipped with UV-curable inks to reach the market. Its speed, quality, environmental friendliness, and ability to print on a very wide variety of substrates made this super wide printer a success, with over 100 printers installed worldwide.

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

NUR Expedio™ Revolution

          In April 2007 we introduced the NUR Expedio Revolution, based on the Expedio 5000 platform, designed to enable billboard printers to print at exceptionally high speeds of up to 300 square meters (3200 square feet) per hour using a special billboard ink that produces excellent billboard quality with a very high ink coverage. The NUR Expedio Revolution is also able to print with regular ink and achieve the same results as the NUR Expedio 5000 in 4-color modes, for Point of Purchase (POP) applications.

NUR Expedio™ 3200

          In the second quarter of 2006, we released the NUR Expedio 3200, a 3.2 meter, UV roll-to-roll printer, printing at a speed of up to 120 square meter/hour. Based on similar technology to that of the NUR Expedio 5000, the NUR Expedio 3200 applies to a wider target audience, offering both Billboard and POP capabilities on a 3.2 meter high-production printer.

NUR Expedio™ Inspiration

          In June 2007, we launched the NUR Expedio Inspiration in the industry trade show held at Fespa, Berlin on June 5-9, 2007 and we expect that it will be commercially available towards the end of 2007. The NUR Expedio Inspiration is a 3.2 meter, wide-format inkjet production printer that offers high quality and high productivity on the same platform with the ability to print on both flexible and rigid materials. With a maximum speed of 112 square meter/hour and resolution of up to 800*635 dpi, the printer is well suited for the high volume needs of wide-format and super wide-format digital print service providers.

NUR Expedio™ 3200 / Expedio Inspiration Flatbed Module

          In September 2006, we introduced a newly designed flatbed add-on module for the NUR Expedio 3200 and the NUR Expedio Inspiration wide-format UV-inkjet production printers and we expect that this module will be commercially available towards the end of 2007. The flatbed add-on module is designed to ensure maximum media flexibility and compatibility with a wide variety of applications ranging from POP materials to billboards and many more. A simple mounting mechanism will make it fast and easy to switch between rigid and roll-fed printing modes.

UV-Flatbed Digital Printers

NUR Tempo

          In September 2003, we commercially released the NUR Tempo flatbed digital printer. The NUR Tempo uses UV-curable inks that give it the flexibility to print on almost any type of substrate. These include corrugated board, foam-core paperboard, acrylic sheets, PVC, polycarbonate, fluted polypropylene, glass, wood and standard rolled media. It also features a large format table (10 ½ ft. x 6 ½ ft. or 3.2m x 2m) to accommodate a wide variety of applications and job formats. It can handle both rigid and rolled substrates with fast and easy changeover between the two for ultimate flexibility. The printer offers 4 and 8 color printing modes, delivering a combination of high speed and photo-realistic image quality. The printer’s fully encapsulated construction ensures a comfortable working environment. The NUR Tempo is designed to eliminate the extra steps involved in lamination and cutting/trimming processes common to other traditional methods of printing graphics on rigid surfaces.

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

          Based on our experience with the NUR Tempo platform, with over 180 installations worldwide, and 4 years of market experience, we developed the following additional printers in the NUR Tempo series.

NUR Tempo L

          In April 2004, we introduced the Tempo L, a new mid-range, 4-color flatbed printer joining the NUR Tempo flatbed inkjet press product line. The new NUR Tempo L model is targeted at customers who wish to enter the UV-curable inks flatbed printing market with a lower up-front capital investment than is required for the top-of-the-line 8-color NUR Tempo model, while securing the growth path for future increase in performance. The NUR Tempo L prints at a speed of up to 50 square meters (540 square feet) per hour and is based on the platform of the top-of-the-line NUR Tempo with the same printing format and robust design. In 2006 we stopped selling the Tempo L as most of our customers opted for the NUR Tempo.

NUR Tempo II

          In April 2006 we released the NUR Tempo II. Based on the NUR Tempo robust platform, the NUR Tempo II is a flatbed wide-format inkjet printer that provides an excellent digital solution to conventional and digital print service providers on short- and medium-run jobs. The NUR Tempo II inkjet printers use UV-curable inks technology to produce high quality rigid display graphics with no need for the extra finishing steps of mounting and lamination. For high quality, high volume, our NUR Tempo II provides production speeds of up to 120 square meters (1,300 square feet) per hour.

NUR Tempo Q

          In March 2007, we released the NUR Tempo Q. Based on the NUR Tempo robust platform, the NUR Tempo Q is a perfect solution for customers seeking a very high quality at production speeds. The NUR Tempo Q takes the NUR Tempo quality a step further. The NUR Tempo Q provides up to 1270*800 dpi at a printing speed of up to 100 square meters (1,070 square feet) per hour in its 4-color mode and up to 50 square meters (530 square feet) per hour in its 8-color mode.

Solvent-ink based Digital Printers

NUR Fresco™

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

NUR Fresco™ HiQ 8C

          In September 2002, we released the NUR Fresco HiQ 8C models. The NUR Fresco HiQ 8C is based on the previous model which was modified to print using 8-color mode instead of the standard 4-color mode. Modifications to the printer included changes to the ink system to accommodate eight colors and a new switch box that enables fast and easy switching between the 4-color and the 8-color printing modes. NUR’s software has also been modified to support 8-color printing.

NUR Fresco™ X-Press 100

          In December 2002, we introduced a new mode of operation for the NUR Fresco product line, the NUR Fresco X-Press 100 printing mode. This new 4-color printing mode extends the productivity and versatility of the NUR Fresco photorealistic production printers to accommodate long print runs and high volume production environments. Applications suitable for the NUR Fresco X-Press 100 printing mode include billboards, outdoor banners and any mesh application such as building murals, construction covering and wallscapes.

NUR Fresco™ II

          In April 2004, NUR released the NUR Fresco II series that replaced the NUR Fresco HiQ models. It is possible to upgrade former Fresco models to the Fresco II level of performance. The NUR Fresco II entails improved printing speed, which allows the machine to print up to 120 square meters (1,300 square feet) per hour.

NUR Fresco™ III

          In September 2006, we released the NUR Fresco III printer that is well suited for the high volume needs of wide-format digital print service providers. The speed and productivity of the NUR Fresco III will enable our customers to handle any job cost-effectively. Equipped with the latest print head technology that provides faster jetting frequency, the NUR Fresco III now provides higher density and print speeds of up to 144 square meters (1,550 square feet) per hour. These capabilities mean true industrial-strength productivity and performance with improved print quality and color density.

NUR Tango

          In March 2006, we introduced the NUR Tango printer in the “Graphics of the Americas” conference, held in Miami, Florida. The NUR Tango has been commercially available since May 2007 and is aimed at the mid-range Solvent marketplace. The NUR Tango printer is manufactured by a third party under an exclusive OEM agreement.

          With an innovative printing technology and outstanding performance, the NUR Tango offers a superior return on investment. The NUR Tango printers provide print speeds of up to 82 square meters (882 square feet) per hour for outdoor applications and a cruising speed of up to 30 square meters (320 square feet) per hour for high-quality applications, all at very competitive prices.

          The NUR Tango also offers additional Color Activator (dryer) and switch-able Ink system for direct or indirect solvent dye sublimation printing. The NUR Tango prints to both transfer paper or directly to fabrics with vibrating colors. The NUR Tango gives our customers the option to print directly on a wide variety of textile materials, flag, fabric, banners and more. Solvent dye sublimation inks are available in 4 colors.

NUR Printers - General

          NUR printers require little operator supervision, enabling one operator to run several machines at once. While an operator must be specifically trained in the operation of a printer, no special color mixing skills are required unlike conventional methods such as offset printing.

          As compared to traditional methods of wide format and super wide format printing, NUR printers can significantly reduce the set-up costs associated with each print job such as the skill level of the personnel required and the number of skilled personnel required. These advantages make wide format and super wide format short-run color printing significantly more economical than conventional printing methods. Additionally, the relatively quick turnaround for the printed product enables NUR printers to produce more output in a given period, thereby lowering the costs of labor per print.

          Unlike hand painting, screen or offset printing, the layout can be viewed through the pre-press workstation prior to printing, permitting last minute fine-tuning. By running a single copy of the print, corrections of text, enhancements of images, and additions of color can all be accomplished with minimal time, effort and cost. Additionally, since the format can readily be changed, NUR printers allow the end-user to make each print in the run different, with little time, effort, or additional cost. For example, if so desired, different languages, graphics and text can be added to each print in a run.

          Currently, the retail prices of NUR printers generally range from $140,000 to $500,000 per machine.

Consumables

Inks

          The NUR Tempo and the NUR Expedio printers use specialized UV curable inks designed for the needs of the wide and super wide format market. The ink is resistant to water and ultraviolet rays, making it fairly durable and thus well suited for outdoor conditions. The NUR Tempo, through the utilization of the ink, can print on almost an unlimited variety of substrates, including corrugated board, foam-core paperboard, acrylic sheets, PVC, polycarbonate, fluted polypropylene, glass, wood and standard rolled media. The NUR Expedio prints on a variety of media, including standard less expensive uncoated substrates that ensure low operating costs and higher profit margins. The ink enables the output of the NUR Tempo and NUR Expedio to be used both for indoor and outdoor advertising without additional lamination.

          The NUR Fresco and the NUR Ultima printers use specialized all-in-one solvent-pigment based ink designed for the needs of the wide format and super wide format market and suited for drop-on-demand technology printers. This ink is developed to ensure color-real, long lasting, color consistent, weather resistant prints. The NUR Blueboard printers still in our installed base use specialized solvent-based pigmented ink designed for the needs of billboard application. The ink is resistant to water and ultraviolet rays, making it fairly durable and thus well suited for outdoor conditions.

          We manufacture ink in our plant in Ashkelon, Israel, and our ink research and development activities are located in Lod, Israel.

Sales and Marketing

          We distribute and sell our products directly and through the following wholly owned subsidiaries: NUR Europe, NUR America, NUR Asia Pacific, NUR DO Brazil and NUR Japan.

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

          The Israeli Government, through the Fund for the Encouragement of Marketing Activities of the Ministry of Industry, Trade and Labor (the “Marketing Fund”), awarded participation grants for marketing expenses incurred overseas. During 2006 we did not receive grants from the Marketing Fund and we are no longer eligible to receive such grants. Under the terms of grants awarded in prior years by the Marketing Fund, NUR was obligated to pay a royalty of 3-4% of the export added value to the Marketing Fund until 100%-150% of the grants received in prior years have been repaid. In connection with a dispute with the Ministry of Industry, Trade and Labor, NUR withheld payments owed to the Marketing Fund. In February 2006, the District Court in Jerusalem has approved a settlement between NUR and the Ministry of Industry, Trade and Labor. Under the terms of the approved settlement, NUR will make aggregate payments of approximately $0.78 million to the Marketing Fund over a three-year period. For more details regarding the settlement agreement see “Item 8.A: Legal Proceedings.”

Production and Sources of Supply

          On January 24, 2006, we entered into a lease agreement with Telrad Networks Ltd. (“Telrad”) to lease approximately 3,400 square meters (36,597 square feet) in the Telrad Campus in Lod, Israel for the purpose of housing our manufacturing facility. The Fortissimo entities, which as a group are considered a major shareholder of Telrad, are, together with Kanir Joint Investments (2005) Limited Partnership (“Kanir”), the beneficial owners of 61.2% of NUR’s ordinary shares and have appointed 4 members to NUR’s board of directors. For more information see “Item 7.B: Related Party Transactions.” NUR manufactures and assembles NUR printers at a single large manufacturing facility located in the Telrad Campus in Lod, Israel.

          Full system integration and acceptance and quality control testing of the printers are conducted by our employees at the manufacturing facility. Product quality control tests and inspections are performed at various steps throughout the manufacturing process, and each product is subject to a final test prior to delivery. The NUR Tango printers are manufactured by a third party under an exclusive OEM agreement.

          We believe that if increases in sales occur, we can expand our production capabilities or engage subcontractors to carry out certain of the manufacturing or the assembly of our printers. Most of the components used for the assembly of NUR printers are available from several sources; however, the printheads used in each series of printers and certain other components are purchased from single suppliers.

          We purchase our printheads from Dimatix, Inc., a wholly owned subsidiary of Fuji Photo Film Co., Ltd. and, although replacement suppliers are not easily available, we expect that this supplier, if required, will be able to meet our changing requirements for printheads. In the event our relationship with any of our other single suppliers terminates, we believe we will be able to procure replacing suppliers, but such process may have an adverse impact on our business results and operation due to possible additional costs and production delays.

          To date, we have been able to obtain adequate supplies of the components necessary to produce our printers and have not had any material problems with our subcontractors. If our business grows, however, we will need to purchase greater quantities of components on a timely basis. Any delay in supply could ultimately hurt our business. The prices of our principal components have not materially changed during 2006. NUR is unable to anticipate whether or not the prices of these principal components may become volatile in the future.

          We manufacture ink products at our plant in Ashkelon, Israel. The ink for use with the NUR Blueboard is manufactured by a third party, exclusively for NUR and under the NUR brand name. Some of the ink products for use with the NUR Tempo and NUR Expedio also are manufactured for NUR by a third party under the NUR brand name.

Service and Support

          Installation, post sale customer support and warranty services of our products are provided by us and our subsidiaries NUR America, NUR Europe, NUR Italy, NUR UK, NUR Asia Pacific, NUR DO Brazil and NUR Japan. In most cases, our warranty to our direct customers and distributors covers defects in NUR printers for a period of six to twelve months after installation. NUR is also committed to maintaining sufficient spare parts and materials necessary for the operation of NUR printers for a certain period after cessation of the manufacturing of such printers.

Research and Development

          NUR’s research and development center, which currently engages over 50 employees, is focused on developing new products, enhancing the quality and performance relative to price of our existing products, reducing manufacturing costs, upgrading and expanding our product line through the development of additional features and improving functionality in response to market demand.

          After completion of the transfer of the ink research and development activities from Belgium to Israel, we now have one research and development center located at our headquarters in Lod, Israel.

          Total research and development expenses were approximately $8.0 million, $7.1 million, and $5.8 million in the years ended December 31, 2004, 2005 and 2006, respectively.

          Research and development expenses are composed principally of salaries for employees, the hiring of subcontractors, prototype material costs and depreciation of printers and capital investment in infrastructure for software and electronic designs.

          Between 1997 and 2003, NUR Europe and NUR Media Solutions, our subsidiaries, received three research and development grants in the aggregate amount of approximately $3.2 million from local authorities in Belgium. These grants are subject to certain terms and conditions pursuant to agreements entered into between the subsidiaries and the local authorities in Belgium. Under the terms of the grants, the subsidiaries have an obligation to pay royalties at the higher of a certain minimum annual amount or at rates of 3% — 6% on the sales of products developed with funds provided by the local authorities in Belgium, up to an amount equal to the research and development grants received in connection with such products, linked to the Euro. The commencement of the royalty payments to the local authorities in Belgium is contingent upon such subsidiaries generating sales from products developed under these grants. The grants are not repayable in case the subsidiaries decide to cease the research and development activities or the exploitation of the products developed under these grants and all know how and results of the research and development are transferred to the local authorities. In the event that such subsidiaries decide to cease exploitation of the products developed under these grants a notification thereof should be given to the local authorities in Belgium. Total royalties paid by such subsidiaries amounted to $0.235 million, $0.236 million and 0 for the years ended December 31, 2004, 2005 and 2006, respectively. The subsidiaries ceased the research and development activities and the exploitation of certain products for which grants were received. As of December 31, 2006, the aggregate amount of grants received from the Belgium authorities, which were not yet repaid, amounted to $2.339 million. The grant agreements with the local Belgian authorities require the subsidiaries to meet certain conditions. The subsidiaries approached the Belgian local authorities and intend to hold discussions with them regarding certain grants already received and their meeting the conditions of such grants. At this stage, the Company is unable to determine the outcome of such discussions and the negative implications, if any. Accordingly, no provision was recorded in the financial statements set forth in “Item 18: Financial Statements” regarding these grants.

          In the past, NUR received grants from the Government of Israel, through the Office of the Chief Scientist, or the OCS, for the development of our systems and products. The terms of the grants prohibit the manufacture of products developed with government grants outside of Israel or the transfer out of Israel of the technology developed pursuant to these grants without the prior consent of the OCS. These restrictions do not bar exports from Israel of products developed with such technologies. In addition, the know-how from the research and development that is used to produce the product may not be transferred to third parties or out of Israel without the approval of the OCS. The approval of the OCS, if granted, will generally subject us to additional financial obligations. These restrictions do not terminate following repayment of the grants. NUR has not received research and development grants from the OCS since 2001. The OCS awards grants of up to 50% (and in certain circumstances up to 66%) of a project’s approved expenditures in return for royalties. Under the terms of previously granted funding, royalties were payable generally at a rate of 2% to 3% on sales of products developed from the funded project and ending when 100% to 150% of the dollar value of the grant is repaid. During 2001, we made royalty payments of $0.2 million in respect of such grants to the OCS. In February 2005, NUR filed suit with the District Court in Jerusalem against the OCS for a declaratory judgment denying an alleged liability for unpaid royalties to the OCS of approximately $0.8 million and for the recovery of approximately $0.3 million that were previously paid to the OCS. In February 2006, the court approved a settlement between NUR and the OCS. Under the terms of the approved settlement, NUR will make aggregate payments of approximately $0.6 to the OCS over a three-year period. The Company also agreed to make payments equal to 5% of its operating income in order to accelerate the repayment of the agreed upon royalties. For additional information regarding the OCS dispute please see “Item 8.A: Legal Proceedings.”

          In addition to the OCS grants described above, we are currently working on a new ink technology project with the Technion – The Israel Institute of Technology, which received the approval of the Mini-MAGNET (or Magneton) committee of the OCS. The Magneton is designated to support knowledge transfer relationship between the industry and academic institutions. Under the terms of the Magneton program, the OCS contributes 66% of the program’s research budget that the OCS approves. No royalties are payable to the OCS with respect to this funding, however, we will be required to pay royalties to the Technion on the proceeds from sales of products resulting from this project when such sales commence. The terms of the program prohibit both the manufacture of products using technology developed in the context of the program outside of Israel and the transfer of technology developed under the program to any Israeli third party, without the prior written consent of the OCS. We may not cease the project without the prior written consent of the Magneton committee that may require the refund of the grants awarded. We did not yet receive any grants relating to the Magneton project.

Competition

          The principal competitive factors affecting the sales of our products are their performance relative to price, productivity and throughput, product features and technology, quality, reliability, cost of operation and consumables, the quality and costs of training, support and service, as well as the flexibility of adapting to customers’ applications of the products. Other competitive factors include the ability to provide access to product financing, NUR’s reputation and the customers’ confidence that NUR will continually develop new products and product accessories that will help them maintain and grow their business.

          Our main competitors in the roll fed arena are EFI/VUTEk, Hewlett-Packard/Scitex Vision and Gandi Innovations. These companies have introduced products that directly compete with the NUR Fresco and NUR Expedio printers. In the market for flatbed printers utilizing UV curable ink, the main competitors are Durst Phototechnik, Inca Digital Printers, Hewlett-Packard/Scitex Vision, Leggett & Platt (Spuhl), Gandi Innovations and EFI/VUTEk. These companies have introduced products that compete with the NUR Tempo. We have also witnessed a growing number of manufacturers in the Asia Pacific region (especially China and Korea) that are developing, manufacturing and selling inexpensive printers. Recently, these manufacturers have begun penetrating the international market.

          The printing industry is large, and many of our competitors may possess greater management, financial, technical, manufacturing, marketing, sales, distribution and other resources than those of NUR. As a result, there can be no assurance that competitors will not develop and market products utilizing new technology that are competitive in price and performance with NUR printers, and there can be no assurance that we can compete effectively with such products.

Trade Secrets, Patents and Proprietary Rights

          We currently rely on a combination of trade secrets, licenses and patents, together with non-disclosure and confidentiality agreements, to establish and protect our proprietary rights in our products and intellectual property. We cannot provide any assurance that NUR’s existing patents or any future patents registered by NUR will not be challenged, invalidated, or circumvented, or that our competitors will not independently develop or patent technologies that are substantially equivalent or superior to our technology. There can be no assurance that further patent protection will be obtained in Israel, the United States, or elsewhere, for existing or new products or applications, or that such further protection, if obtained, will be effective. In some countries, meaningful patent protection is not available. There can be no assurance that third parties will not assert infringement claims against NUR in the future, and the cost of responding to such assertions, regardless of their validity, could be significant. In addition, such claims may be found to be valid and could result in awards against NUR, which could have a material effect on our business. As a result, the cost to NUR of protecting our patent rights could be substantial.

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

          The following chart presents, as of June 2007, our corporate structure, the jurisdiction of incorporation of our significant subsidiaries and the percentage of shares that we, directly or indirectly, hold in those subsidiaries.

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

Israel

          NUR’s main facilities of approximately 48,700 square feet (excluding the area leased for parking purposes) are located in the high-tech industrial park in Lod, Israel. We use this facility as our headquarters and for research and development activities. The Lod lease expires in April 2008 and we have an option to extend the lease until October 2010. Approximately 7,500 square feet out of the space leased by us in Lod have been leased to a third party, with our consent. In addition, we sublet to a third party approximately 2,900 square feet out of the space leased by us in Lod. The sublease expires in April 2008.

          NUR leases approximately 17,803 square feet in Ashkelon, Israel for use as a manufacturing plant for its ink products. The Ashkelon lease expires in February 2008.

          On January 24, 2006, we entered into a lease agreement with Telrad to lease approximately 3,400 square meters (36,597 square feet) in the Telrad Campus in Lod, Israel for the purpose of housing our manufacturing facility. The Telrad lease expires in April 2011 and we have an option to extend the lease until April 2016. Please also see “Item 7.B: Related Party Transactions.”

United States

          NUR America leases office space in Newton, Massachusetts consisting of 26,152 square feet that it had previously used as its headquarters, sales and marketing offices, and demonstration and service center. The Newton lease expires in January 2011. NUR America sublets this space in Newton to a third party. The sublease expires in January 2011.

          Our North American headquarters and training center are located in Moonachie, New Jersey. The 11,000 square feet facility replaces NUR’s former facility in San Antonio, Texas.The new headquarters houses NUR’s North American sales, marketing, administrative, and support staff and includes a fully equipped training center and demo site. The New Jersey lease expires in October 2008. NUR America leases warehouse space in San Antonio, Texas consisting of 8,500 square feet. The San Antonio lease expires in September 2007.

Europe

          NUR Europe leases approximately 18,815 square feet of office space in Louvain-la-Neuve, Belgium for use as the subsidiary’s headquarters and sales office, demonstration and service center. The Louvain-la-Neuve lease with respect to 6,124 square feet expires in November 2008 and the lease of the remaining 12,691 square feet expires in March 2012.

Asia Pacific

          NUR Asia Pacific leases approximately 3,561 square feet for use as office space and approximately 2,559 square feet for use as a demo center, both in Hong Kong. The leases for the Hong Kong facilities will expire in November 2007 and July 2008, respectively. In addition, in April 2007, NUR Asia Pacific entered into an agreement to lease approximately 150 square feet for use as office space in Singapore, this lease will expire in July 2007.

Japan

          NUR Japan leases approximately 2,173 square feet of office space in Tokyo. The lease expires in August 2007.

          We believe that our facilities worldwide are fully utilized.

Environmental Matters

          We mix the solvent ink used in some of our printers with a methyl ethyl-ketone solvent. Methyl ethyl-ketone solvent is a hazardous substance and is subject to various government regulations relating to its transfer, handling, packaging, use and disposal. We store the ink at warehouses in Europe, the United States, South East Asia and Israel, and a shipping company ships it in accordance with our instructions. We face potential responsibility for problems that may arise when we ship the ink to customers. We believe that we are in material compliance with all applicable environmental laws and regulations. However, in the event we fail to comply with these laws or an accident involving our ink waste or methyl ethyl-ketone solvent occurs, then our business and financial results could be harmed.

          In addition, in recent years the operations of all companies have become subject to increasingly stringent legislation and regulation related to occupational safety and health and environmental protection. Such legislation and regulations are complex and constantly changing, and we cannot assure you that future changes in laws or regulations would not require us to install additional controls for certain of our ink products, to undertake changes in our manufacturing processes or to utilize additional measures of care and compliance where such measures are not currently required.

ITEM 4A: Unresolved Staff Comments

          Not applicable.

ITEM 5: Operating and Financial Review and Prospects

A.	Operating Results

General

          Our discussion and analysis of our financial condition and results of operation are based upon our consolidated financial statements, which have been prepared in accordance with United States generally accepted accounting principles. Our operating and financial review and prospects should be read in conjunction with our financial statements, accompanying notes thereto and other financial information appearing elsewhere in this annual report.

          NUR is a world leader in the market for the sale of wide format and super wide format digital printing systems. NUR develops, manufactures, sells and services digital, inkjet color printing systems for on-demand, production, wide format and super wide format printing. NUR also supplies ink products that are consumable products for the operation of NUR printers.

          NUR’s total revenues declined from $76.7 million in the year ended December 31, 2004 to $71.4 million in the year ended December 31, 2005 and increased to $78.0 million in the year ended December 31, 2006. Our net loss for the years ended December 31, 2004, 2005 and 2006 was $22.0 million, $14.7 million and $1.9 million, respectively.

          We believe the increase in total revenues in 2006 was the result of increased demand for our UV based inkjet printers in Europe and America, which was driven by our ability to use environmentally friendly ink and the enhanced quality produced by UV ink. The growth of our install base was also the main driver of the increased revenue from ink products and services.

          We expect the future cost of digital printing to decrease and the ability of digital technology to produce shorter runs more economically to improve. However, there currently are limitations on increasing the existing market for digital printed applications by attracting new market participants who are currently using traditional methods, that result from the relatively lower printing speed currently available by digital printing systems for long runs of identical prints, and in some aspects, also from the lower quality produced by digital printing systems.

          Our challenge is to introduce innovative solutions to the market by developing wide format and super wide format digital printing systems having significantly higher printing speeds and better visual quality, combined with a lower cost. If we succeed in this mission we anticipate that digital printing will gain a much greater market acceptance and as a result, the market for digital printing applications would be significantly increased.

          Our consolidated balance sheets, consolidated statements of operations, changes in shareholders’ equity (deficiency), consolidated statements of cash flows for the years ended December 31, 2004, 2003 and 2002 and the consolidated balance sheet as of December 31, 2003, including the applicable notes thereto, have been restated from those financial statements previously presented as a result of the implementation of a new revenue recognition policy with respect to 2002 and 2003, deferred tax valuation with respect to 2003 and revised accounting for the $3.5 million credit line commitment of July 2003 from several investors, including NUR’s former chairman and then largest shareholder, Dan Purjes, with respect to 2003 and 2004. The amendment of our annual report on Form 20-F for the year ended December 31, 2004, which was filed with the SEC on March 13, 2006, included such restatements. The financial data for 2004 contained in this Item is reported on a restated basis.

          Our revenues are derived from the sale of our printers and from the sale of ink products, spare parts and related services.

          Cost of sales of printers and related materials include materials, labor, overhead, and other direct or allocated costs involved in the manufacture, warehousing, delivery, support, and maintenance of products.

          Research and development expenses include mainly labor, materials consumed and expenses by subcontractors, consultants and others. Research and development expenses are carried to the statement of operations as incurred.

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

Certain Critical Accounting Policies and Estimates

          Our discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements, which have been prepared in accordance with United States generally accepted accounting principles. For additional information regarding our significant accounting policies see Note 2 to NUR’s consolidated financial statements included as a part of this annual report on Form 20-F. While all the accounting policies impact the financial statements, certain policies may be viewed to be critical. These policies are those that are both most important to the portrayal of our financial condition and results of operations and require our management’s most difficult, subjective and complex judgments and estimates. Actual results could differ from those estimates.

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

          In many cases, the accounting treatment of a particular transaction is specifically dictated by United States generally accepted accounting principles and does not require management’s judgment in its application. There are also areas in which management’s judgment in selecting among available alternatives would not produce a materially different result. NUR’s management has reviewed these critical accounting policies and related disclosures with our Audit Committee.

          NUR’s management believes that the significant accounting policies which affect management’s more significant judgments and estimates used in the preparation of NUR’s consolidated financial statements and which are the most critical to aid in fully understanding and evaluating the NUR’s reported financial results include Revenue Recognition, Allowance for Doubtful Accounts, Inventory Valuation, Deferred Income Taxes, Litigation and Stock-Based Compensation, which are as follows:

Revenue Recognition

          We generate revenues from the sale of printers, inks and consumable products and from servicing our products. We generate revenues from the sale of our products directly to end-users and indirectly through independent distributors. Revenues from these independent distributors are deferred until our products are installed in their customers’ premises, provided that all other revenue recognition criteria are met.

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

          In cases we traded-in old printers as part of sales of new printers, the fair value of the old printer is recorded as revenue, provided that such value can be determined. If such value cannot be determined, the old printer is recorded at a zero value. The amount of revenues recognized for the transaction equals the fair value of the old printer plus any monetary consideration received.

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

Allowance for Doubtful Accounts

          NUR maintains an allowance for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments, which is included in doubtful accounts expense. NUR’s management periodically performs an evaluation of its composition of accounts receivable and expected credit trends and establishes an allowance for doubtful accounts with respect to amounts that it has determined the chances of their collection to be doubtful and in accordance with aging key and charge off receivables where the amounts are deemed uncollectible. Past due status of accounts receivable is determined primarily based upon contractual terms. If the financial condition of NUR’s customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required in future periods. NUR’s customers include commercial printing companies, sign printers, screen printers, billboard and media companies, professional photo labs, and digital printing service providers. Among NUR’s customers, there are small and medium size businesses, which are sensitive to adverse changes in the market. Such adverse changes include declines in demand for services offered by customers and their inability to obtain financing. The nature of those customers and the market recession, together with NUR incurring significant losses in 2003 and the diminished probability of collecting these past due debts caused NUR to record an increased allowance for doubtful accounts in 2004. As a result of NUR’s requirement for additional funding in 2005, NUR increased its efforts collecting outstanding doubtful accounts from customers with low collectivity profile. Furthermore, during 2005 NUR completed collection procedures that were previously initiated against a portion of its doubtful accounts and decided to write-off such accounts from the balance sheet. During 2006 NUR continued its efforts to collect older balances and improve the quality of its sales.

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

Litigation

          Management sets aside liabilities related to litigation brought against us when the amount or a range of the potential loss can be estimated and it is probable that a loss will be incurred. In determining whether liabilities should be recorded for pending litigation claims, NUR assesses the allegations made and the likelihood that it will successfully defend itself. When NUR believes that it is probable that it will not prevail in a particular matter, it then estimates the amount of the liability based in part on advice of legal counsel. As litigation progresses, we continue to assess our potential liability and revise our estimates accordingly. Such revisions in our estimates could materially impact our results of operations and financial position. Estimates of litigation liability affect our other accounts payable and accrued expenses line item in our consolidated balance sheet and our general and administrative expense line item in our statement of operations.

Stock-Based Compensation

        Beginning January 1, 2006, we account for equity-based compensation in accordance with FASB Statement No. 123(R), “Share-Based Payment” (“SFAS 123(R)”). Under the fair value recognition provisions of this statement, share-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as an expense over the requisite service periods. Determining the fair value of share-based awards at the grant date requires the exercise of judgment, including the amount of share-based awards that are expected to be forfeited. If actual results differ from these estimates, equity- based compensation expense and our results of operations could be impacted. Please see further discussion below under the caption “Adoption of New Accounting Standards.”

Adoption of New Accounting Standards

        Effective January 1, 2006, we adopted SFAS 123(R) that supersedes Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (APB No. 25) and related interpretations, and amends FASB Statement No. 95, “Statement of Cash Flows.” Generally, the approach in SFAS 123(R) is similar to the approach described in SFAS 123. However, SFAS 123(R) requires all equity-based payments to employees to be recognized in the statement of operations based on their fair values. Pro-forma disclosure is no longer an alternative.

        As of December 31, 2006, we had $3.3 million of unrecognized compensation expense related to non-vested stock options. For options granted before January 1, 2006, and which had graded vesting, we recognized compensation expenses, based on the accelerated attribution method over the requisite service period of each of the awards. Forfeitures were accounted for as they occurred, but have been estimated with the adoption of SFAS 123(R) for those awards not yet vested. For options granted after January 1, 2006, we recognize compensation costs using the straight-line method over the requisite service period of each of the awards, net of estimated forfeitures. SFAS 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Estimated forfeitures are based on actual historical pre-vesting forfeitures.

        We adopted SFAS 123(R) using the modified prospective method. Under this transition method, compensation costs recognized in 2006 include (a) compensation costs for all stock-based payments granted prior to, but that had not yet vested as of, January 1, 2006, based on the grant date fair value estimated in accordance with the pro-forma provisions of SFAS 123, and (b) compensation costs for the equity-based payments granted subsequent to January 1, 2006, based on the grant date fair value estimated in accordance with SFAS 123(R). Our consolidated financial statements for prior periods have not been restated to reflect, and do not include, the impact of SFAS 123(R). We selected the Black-Scholes option pricing model as the most appropriate fair value method for our stock-options awards.

        As a result of adopting SFAS 123(R) on January 1, 2006, our loss before income taxes for 2006 is $1.3 million higher than if we had continued to account for stock-based compensation under APB No. 25. Basic and diluted loss per share for 2006 is $0.03 higher than if we had continued to account for stock-based compensation under APB No. 25.

Recently Issued Accounting Guidance

          In June 2006, the Financial Accounting Standards Board (“FASB”) issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes” (“FIN 48”)–an interpretation of FASB Statement No. 109, “Accounting for Income Taxes.” The Interpretation addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under FIN 48, the Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. FIN 48 also provides guidance on derecognizing, classification, interest and penalties on income taxes, accounting in interim periods and requires increased disclosures. The provisions of FIN 48 are effective beginning January 1, 2007. The Company is currently assessing the impact FIN 48 will have on its consolidated financial statements.

Geographic Breakdown of Revenues

          We sell our products and services throughout the world. Revenues are generally attributed to the location of the sale of the product or service to the end-user. The tables below shows the breakdown of revenues by categories of activities and into geographic markets in the years ended December 31, 2006, 2005 and 2004.

	Year Ended December 31,

REGION	2004	2005	2006

	(In thousands of U.S. dollars)

Asia	$11,451	$12,401	$8,740
America	26,843	21,246	26,837
Europe, Middle East & Africa	38,429	37,731	42,391

Total Revenues	$76,723	$71,378	$77,968

	Year Ended December 31,

CATEGORY	2004	2005	2006

	(In thousands of U.S. dollars)
Printers and Spare Parts	$51,198	$46,783	$50,120
Ink	18,379	19,226	22,456
Substrates and other	1,749	1,063	-
Services	5,397	4,306	5,392

Total Revenues	$76,723	$71,378	$77,968

Results of Operations

          The following table sets forth for the periods indicated certain line items from NUR’s consolidated statements of operations as a percentage of NUR’s revenues:

	Year Ended December 31,

	2004	2005	2006

Revenues:
Products	93.0%	94.0%	93.0%
Service	7.0	6.0	7.0
Total revenues	100%	100%	100%

Cost of revenues:
Products	58.1	60.9	55.2
Inventory write-off	12.6	3.8	1.0
	70.7	64.7	56.2
Services	8.2	8.1	9.5
Total cost of revenues	78.9	72.8	65.7

Gross profit	21.1	27.2	34.3

Research and development, net	10.4	9.9	7.5
Selling and marketing	12.4	15.2	15.1
General and administrative expenses	14.1	17.1	12.6
Doubtful accounts expenses (income)	8.2	(1.6)	(0.4)
Amortization and impairment of technology and other intangible assets	1.1	0.2	0.2

Operating loss	(25.1)	(13.7)	(0.7)
Financial expenses, net	3.4	4.8	1.7
Fair value of warrants issued to former Director	-	2.0	-
Taxes on income	-	0.1	0.1
Net loss	(28.5)	(20.6)	(2.5)

          The above table presents the financial data for NUR together with our subsidiaries NUR Media Solutions, NUR America, NUR Europe, NUR Shanghai, NUR Asia Pacific, Salsa Digital Printers, NUR Hungary Trading and Software Licensing Limited Liability Company, NUR DO Brazil, Encre Consumables B.V., NUR Japan, NUR Italy, NUR UK and Excite Ink. Financial data for NUR Pro Engineering is included only with respect to 2004.

          Certain amounts from prior years have been reclassified to conform to the current year presentation.

Year Ended December 31, 2006 Compared with Year Ended December 31, 2005

          Revenues. Revenues from product sales and services were approximately $78.0 million in the year ended December 31, 2006, compared to approximately $71.4 million in the year ended December 31, 2005.

          The increase in revenues of $6.6 million was primarily due to the increased sales of NUR’s UV based Roll to Roll and Flat Bed printers, their ink and the support services provided for these printers. The growth was driven by increased demand in Europe and America for environmentally friendly solutions provided by UV ink based printers, as well as the enhanced quality these printers provide.

          Revenues-products. Revenues from sales of products were approximately $72.6 million (or 93% of total revenues) in the year ended December 31, 2006, compared to approximately $67.1 million (or 94.0% of total revenues) in the year ended December 31, 2005.

          The increase in revenues from products of approximately $5.5 million was mainly attributable to an increase of $3.2 million in sales of ink products. This increase was driven by the growth of the base number of installed UV printers.

          Revenues-services. Revenues from services rendered were approximately $5.4 million (or 7% of total revenues) in the year ended December 31, 2006, compared to approximately $4.3 million (or 6.0% of total revenues) in the year ended December 31, 2005.

          The increase in revenues from services of approximately $1.1 million was mainly attributable to the increase in NUR’s installed printers base.

          Cost of revenues. The cost of revenues was approximately $51.2 million (or 65.7% of total revenues) in the year ended December 31, 2006, compared to $52.0 million (or 72.8% of total revenues) in the year ended December 31, 2005.

          The decrease in the cost of revenue of approximately $0.8 million and the decrease in the percentage of revenues it represents was mainly attributable to a cost reduction plan NUR began implementing during 2006 that included purchasing and engineering activities, as well as the redesigning of some of our printers. We also increased the capacity of our ink manufacturing facility and reduced the quantities purchased from third parties, thus reducing our cost. In addition, we wrote off $0.8 million of inventory in 2006 compared with $2.7 million in 2005.

          Cost of Revenues-products. Total cost of revenues-products was approximately $43.9 million (or 56.2% of total revenues) in the year ended December 31, 2006, compared to $46.2 million (or 64.7% of total revenues) in the year ended December 31, 2005. The cost of revenue included $0.8 million of inventory write off compared to $2.7 million in 2005. The decrease in inventory write off was mainly attributable to improvement in our management of parts and focus on selling newer printer models. In addition, NUR increased the quantities of UV inks it manufactured in its plant and reduced the quantities purchased from third parties, thereby reducing the overall cost per liter.

          Cost of revenues-services. Cost of revenues-services was approximately $7.4 million (or 9.5% of total revenues) in the year ended December 31, 2006, compared to $5.8 million (or 8.1% of total revenues) in the year ended December 31, 2005. The increase in the cost of services was mainly attributable to the introduction of new NUR printers to the market that have higher maintenance costs compared to the maintenance cost of the more mature products sold during 2005.

          Gross Profit. The gross profit was approximately $26.7 million in the year ended December 31, 2006, compared to $19.4 million in the year ended December 31, 2005. The gross profit as a percentage of revenues has increased from 27.2% in the year ended December 31, 2005 to 34.3% in the year ended December 31, 2006.

          The improvement in the gross profit as a percentage of revenue is mainly attributable to the better management of our spare parts inventory that resulted in a significant decrease of inventory write off and the improvement of our margins on ink revenue as the percentage of ink manufactured by us increased compared to ink purchased from third parties.

          Expenses. Research and development costs were approximately $5.8 million in the year ended December 31, 2006, compared to $7.1 million in the year ended December 31, 2005. The decrease in research and development costs was mainly attributable to reduction in the use of facilities and IT costs in research and development operations.

          Selling and marketing expenses were approximately $11.8 million in the year ended December 31, 2006, compared to approximately $10.9 million in the year ended December 31, 2005. The increase in sales and marketing expenses is mostly attributable to marketing expenses related to additional trade shows we attended in 2006 and customer events held in Mexico, Europe and Asia Pacific that were designed to reinvigorate the image of NUR as a leading developer of digital wide and super-wide format printers and introduce our new and innovative models.

          General and administrative expenses were approximately $9.8 million for the year ended December 31, 2006, compared to approximately $12.2 million in the year ended December 31, 2005. The decrease in general and administrative expenses was attributable to a decrease in audit and legal fees as there were no extraordinary activities during 2006 and due to change in legal contingencies accrual, which was offset by an increase in stock based compensation expense as a result of the adoption of SFAS 123(R).

          Doubtful accounts income was $0.3 million for the year ended December 31, 2006, compared to an income of $1.1 million for the year ended December 31, 2005. This outcome was mainly attributable to our continued efforts to collect older balances.

          Amortization of technology and other intangible assets was $0.2 million for the years ended December 31, 2006 and 2005.

          Financial expenses decreased to $1.3 million in the year ended December 31, 2006, compared to $3.4 million in the year ended December 31, 2005. This decrease was primarily due to the fact that our interest payments in the amount of $1.3 million were recorded as a reduction of the carrying amount of the debt (accrued interest) instead of interest expenses in the statement of operations in accordance with the provisions of SFAS No. 15 “Accounting by Debtors and Creditors for Troubled Debt Restructuring” (see Note 8 to the financial statements).

          Taxes. Taxes on income were $0.1 million in the year ended December 31, 2006, as compared to taxes on income of $0.04 million in the year ended December 31, 2005.

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

          The inventory write-off reported in 2005 is primarily associated with scrapped spare parts that have no alternative use and that NUR does not expect to use in the future. The inventory charge consists of $2.7 million in raw materials, which will become obsolete as a result of slow usage.

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

          Expenses. Research and development costs were approximately $7.1 million in the year ended December 31, 2005, compared to $8.0 million in the year ended December 31, 2004. The decrease in research and development costs was attributed to NUR’s decision to reduce its research and development activities and withhold certain development projects as a result of its concentration on securing additional funds during the second half of 2005. Repayment of government grants in 2005 and 2004 were $0.236 million and $0.235 million, respectively.

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

          Other expenses in the amount of $1.4 million were recorded in 2005 based on the fair value of warrants granted to Dan Purjes, a former chairman and controlling shareholder of NUR, in connection with a voting trust agreement. For more information see “Item 10.C: Material Contracts.”

          Taxes. Taxes on income were $0.04 million in the year ended December 31, 2005, as compared to taxes on income of $0.02 in the year ended December 31, 2004.

Impact of Inflation, Devaluation and Fluctuation of Currencies

          Most of NUR’s sales are in U.S. dollars and in Euro. In addition, a substantial portion of costs are incurred outside Israel in U.S. dollars or paid in U.S. dollars, Euro or in New Israeli Shekel linked to the exchange rate of the U.S. dollar. Costs not effectively denominated in U.S. dollars are translated to U.S. dollars, when recorded, at prevailing exchange rates for the purposes of NUR’s consolidated financial statements, and will increase if the rate of inflation in Israel exceeds the devaluation of the Israeli currency against the U.S. dollar or if the timing of such devaluations were to lag considerably behind inflation. Consequently, NUR is and will be affected by changes in the prevailing NIS/U.S. dollar exchange rate.

          NUR may also be affected by the U.S. dollar exchange rate to the Euro. Our sales of products and service in Europe, as well as purchases of components, are dominated by the Euro. The existence of a balance of Euro based assets which are mostly derived from sale of products and service over Euro based liabilities which are mostly related to purchase of components, exposes us to financial losses deriving from a potential devaluation of the U.S. dollar against the Euro. In order to reduce such exposure to the Euro, we offset balances of Euro based assets by taking loans in Euro. The Euro was evaluated against the U.S. dollar by approximately 7.9% in 2004, devaluated by approximately 13.3% in 2005 and evaluated by approximately 11.3% in 2006. NUR cannot predict whether these conditions will have a material adverse effect on it.

          The annual rate of inflation in Israel was 1.2% in the year ended December 31, 2004, increased to 2.38% in the year ended December 31, 2005 and decreased to (0.1)% in the year ended December 31, 2006. The New Israeli Shekel was evaluated against the U.S. dollar by approximately 1.6% in 2004, devaluated by approximately 6.8% in 2005 and evaluated by approximately 8.2% in 2006. NUR cannot predict whether the rate of devaluation of the New Israeli Shekel against the U.S. dollar will continue to exceed the rate of inflation in the future and whether these conditions will have a material adverse effect on NUR.

          The representative dollar exchange rate for converting the New Israeli Shekel to U.S. dollars, as reported by the Bank of Israel, was NIS 4.225 for one-dollar U.S. on December 31, 2006. The representative dollar exchange rate was NIS 4.603 on December 31, 2005 and NIS 4.308 on December 31, 2004.

          Certain transactions and balances of NUR and certain subsidiaries are denominated by U.S. dollars and presented at their original amounts. Non-dollar transactions and balances have been remeasured to dollars in accordance with Statement of Financial Accounting Standards No. 52, “Foreign Currency Translation.” All transaction gains and losses from remeasurement of monetary balance sheet items denominated in non-dollar currencies are reflected in the statements of operations as financial income or expenses, as appropriate. For those subsidiaries whose functional currency has been determined to be their local currency, assets and liabilities are translated at year-end exchange rates and statement of operations items are translated at average exchange rates prevailing during the year. Such translation adjustments are recorded as a separate component of accumulated other comprehensive loss in shareholders’ deficiency. The average exchange rates during the years ended December 31, 2004, 2005 and 2006 were 4.482, 4.487 and 4.456 NIS for one U.S. dollar, respectively. The exchange rate as of June 15, 2007 was NIS 4.175 for one U.S. dollar.

B.	Liquidity and Capital Resources

          NUR has incurred operating losses during the last five years. NUR may need additional funds if it seeks to expand its operations or if it does not meet its expected revenues in future quarters. If NUR is unable to raise funds through public or private financing of debt or equity, it will be unable to fund expenditures on research and development or the production and marketing of its products that could ultimately improve its financial results. We cannot assure you that additional financing will be available on commercially reasonable terms or at all. We currently have no commitments for additional financing. If we succeed in achieving our revenue and expense goals, we believe we will generate sufficient cash from operations to fund our operations and working capital needs for the next year.

          NUR’s capital requirements and level of expenses depend upon numerous factors, including the scope and success of our marketing and customer service efforts, and of our research and development activities, as well as the demand for NUR’s products and services.

          We have historically funded our operations primarily through the private sale of our equity securities and commercial bank loans. We invest our excess cash in cash and cash equivalents that are highly liquid. At December 31, 2006 we had approximately $4.9 million of cash and cash equivalents compared with $9.3 million at December 31, 2005 and $8.7 million at December 31, 2004.

          As of December 31, 2006, NUR does not have material commitments for capital expenditures.

Operating activities

          In the year ended December 31, 2006, NUR had a net loss of $1.9 million. Net cash used in operating activities was approximately $6.5 million. The main changes in NUR’s working capital were: (i) an increase of approximately $2.4 million in trade accounts receivable; (ii) a decrease of approximately $2.6 million in deferred revenues; and (iii) an increase of approximately $4.4 million in inventories.

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

Investing activities

          Net cash used in investing activities was approximately $1.6 million in the year ended December 31, 2006, primarily due to investment in leasehold improvements and the purchase of property and equipment in the amount of $1.6.

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

Financing activities

          Net cash provided by financing activities in the year ended December 31, 2006 was approximately $3.6 million, deriving primarily from the issuance of shares and warrants in the aggregate net amount of $7.0 million, a decrease in short-term bank credit and short-term bank loans in the amount of $1.8 million and payment of long-term debt, including interest on restructured debt in the amount of $1.6 million.

          Net cash provided by financing activities in the year ended December 31, 2005 was approximately $4.4 million, deriving primarily from the issuance of shares and warrants in the aggregate net amount of $4.9 million, an increase in short-term bank credit and short-term bank loans in the amount of $1.5 million and a principal repayment of long-term loans in the amount of $2.1 million.

          Net cash provided by financing activities in the year ended December 31, 2004 was approximately $1.4 million, deriving primarily from the issuance of shares, warrants and exercising of stock options in the aggregate amount of $4.5 million, and decrease in short and long-term bank loans and credit of $3.0 million.

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

          In October 2005, we raised $12 million through the private placement of 34,285,714 of our ordinary shares to a group of investors led by Fortissimo at a price of $0.35 per share. The Fortissimo investors also received warrants to purchase up to 25,714,286 ordinary shares at an exercise price of $0.40 per warrant share, exercisable until October 2010. For more information see “Item 10.C: Material Contracts.”

          In the beginning of 2007 we raised $6.3 million through the private placement of 11,734,950 of our ordinary shares to various investors at a price of $0.54 per share. The investors also received warrants to purchase additional 3,520,485 ordinary shares at an exercise price of $0.65 per share, exercisable for a period of five years following the closing of the private placement. The private placement included two stages, an initial closing resulting in gross proceeds in the amount of $3.8 million in January 2007 and a follow-on investment resulting in gross proceeds of $2.5 million in February 2007. In connection with the private placement, we paid our adviser, Meitav Underwriting Ltd., a cash fee of $0.25 million.

          NUR maintained long and short-term credit facilities, excluding accrued interest on restructured debt and note from a related party, in an aggregate amount of approximately $23.9 million and $22.0 million as of December 31, 2005 and December 31, 2006, respectively. As of December 31, 2006, NUR has an unutilized short-term credit in the amount of $0.2 million. During 2005 and 2006, NUR repaid principal of approximately $2.1 million and $0 million on its long-term loans, respectively. As of December 31, 2006, NUR’s long-term loans which are linked primarily to the U.S. dollar, bear interest at rates of LIBOR plus 0.75%-2.5% per annum. As of December 31, 2006, debt to leasing companies carries interest at a rate ranging between 4.95% and 6.3% per annum.

          The following table shows the outstanding amounts owed to Bank Hapoalim, Bank Leumi and Discount Bank as of June 15, 2007:

	Outstanding Debt (in thousands of U.S. dollars)

	Credit Lines and short term loans (1)	Long-term loans (2)	Total

Bank Hapoalim	$5,161	$5,880	$11,041
Bank Leumi	$3,733	$4,034	$7,767
Discount Bank	$-	$2,028	$2,028

Total	$8,894	$11,942	$20,836

(1)	The short-term loans from Bank Hapoalim, Bank Leumi and Bank Discount bear an interest rate of LIBOR plus 0.25 - 0.75%.

(2)	The long-term loans from Bank Hapoalim and Bank Leumi bear an interest rate of LIBOR plus 0.75 - 2.50%.

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

          Under the new agreements, NUR also agreed to extend the expiration period of 1,340,000 warrants that were previously issued to the Lender Banks. The value of the 8,000,000 warrants issued to the Lender Banks in connection with the debt restructuring, together with the value of the extension of expiration of the previously issued warrants, amounted to $4 million, which is recorded as an increase in NUR’s additional paid-in capital. Under Statement of Financial Accounting Standard No. 15, “Accounting by Debtors and Creditors for Troubled Debt Restructuring,” the balance between (a) the $14.5 million converted into 8,000,000 warrants, and (b) the sum of the additional paid-in capital related to the Lender Banks’ warrants, is attributed to NUR’s long-term bank debt and is deemed to be accrued interest on the restructured bank debt. Future interest on the restructured debt will be recorded as a reduction to accrued interest and not as an interest expense. As of December 31, 2006, this accrued interest aggregates to $9.0 million.

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

          As of December 31, 2006, total current assets of NUR amounted to approximately $34.0 million, out of which $4.9 million was in cash and cash equivalents, compared with total current liabilities of approximately $33.6 million. The decrease in cash was used to finance the increase in accounts receivable and inventory driven by the growth of our business and to repay a short-term loan.

          As of December 31, 2005, total current assets of NUR amounted to approximately $33.7 million, out of which $9.3 million was in cash and cash equivalents, compared with total current liabilities of approximately $37.1 million. The decrease in current assets is attributable primarily to decrease in inventory and account receivables.

          As of December 31, 2004, total current assets of NUR amounted to approximately $45.2 million, out of which $8.7 million was in cash and cash equivalents, compared with total current liabilities of approximately $72.9 million.

          We have granted several security interests in our assets to various banks and leasing companies to secure bank credit lines and lease facilities.

Outstanding Warrants

          As of June 15, 2007, NUR had outstanding warrants to purchase a total of 43,782,756 ordinary shares, out of which warrants to purchase 43,707,756 ordinary shares are exercisable within 60 days. Of such warrants (i) 70,000 were issued to Bank Hapoalim as part of the rescheduling of NUR’s long-term debt, (ii) 50,000 were issued to Bank Leumi as part of the rescheduling of NUR’s long-term debt (iii) 140,000 were issued to Bank Hapoalim as part of the amendments of the covenants governing the rescheduling of NUR’s long-term debt, (iv) 100,000 were issued to Bank Leumi as part of the amendments of the covenants governing the rescheduling of NUR’s long-term debt, (v) 505,000 were issued to Bank Hapoalim as part of the amendments of the covenants governing NUR’s debt, (vi) 350,000 were issued to Bank Leumi as part of the amendments of the covenants governing NUR’s debt, (vii) 27,000 were issued to Bank Discount as part of the amendments of the covenants governing NUR’s debt, (viii) 98,000 were granted to Bank Discount as part of the agreement regarding the covenants governing NUR’s debt, (ix) 951,922 were granted to the investors participating in NUR’s credit line commitment in October 2003, (x) 67,308 were granted to the placement agent in connection with NUR’s credit line commitment in October 2003, (xi) 112,903 were granted to the placement agent in connection with NUR’s credit line commitment in October 2003, (xii) 646,542 were granted to the investors participating in NUR’s private placement in March 2004, (xiii) 129,310 were issued to Duncan Capital Group, LLC as placement agent in connection with NUR’s private placement of March 2004, (xiv) 3,000,000 were granted to Dan Purjes in connection with a voting trust agreement and voting agreement discussed in “Item 10.C: Material Contracts”; (xv) 25,714,286 were granted to investors participating in NUR’s private placement in August 2005 discussed in “Item 10.C: Material Contracts”; (xvi) 8,000,000 were issued to Bank Hapoalim, Bank Leumi and Discount Bank in September 2005 in connection with a debt restructuring agreement discussed in “Item 10.C: Material Contracts”; (xvii) 300,000 were granted to the former president and chief executive officer in connection with the termination of his engagement; and (xviii) 3,520,485 were granted to the investors participating in NUR’s private placement in January and February 2007. The Bank Hapoalim and Bank Leumi warrants are exercisable at $5.00 per share no later than August 2007. The additional Bank Hapoalim and Bank Leumi warrants are exercisable at $0.34 per share no later than September 2008. The first Bank Discount warrant is exercisable at $0.72 per share no later than December 2008. The second Bank Discount warrant, the third Bank Hapoalim and Bank Leumi warrants are exercisable at $0.62 per share no later than January 2009. The credit line commitment warrants and the first credit line commitment placement agent warrants are exercisable at $0.52 per share no later than October 2008. The second credit line commitment placement agent warrants are exercisable at $0.62 per share no later than March 2009. The private placement warrants are exercisable at $1.54 per share no later than March 2009. The Duncan Capital warrants are exercisable at $1.16 per share no later than March 2009. The Dan Purjes warrants are exercisable at $0.75 per share no later than April 2010. The 2005 private placement warrants are exercisable at $0.40 per share no later than October 2010. The 2005 bank debt restructuring warrants are exercisable at $0.35 per share no later than December 2010. The former president and chief executive officer warrants are exercisable at $0.51 per share no later than December 2007. The 2007 private placement warrants are exercisable at $0.65 per share no later than January 2012.

C.	Research and Development, Patents and Licenses

          NUR’s research and development center, which currently engages 55 employees, is focused on developing new products, enhancing the quality and performance relative to price of our existing products, reducing manufacturing costs, upgrading and expanding our product line through the development of additional features and improving functionality in response to market demand.

          All of our research and development activities are conducted at our headquarters facility in Lod, Israel.

          Total research and development expenses were approximately $8.0 million, $7.1 million and $5.8 million in the years ended December 31, 2004, 2005 and 2006, respectively. We did not receive royalty bearing grants in 2004, 2005 and 2006.

D.	Trend Information

Losses

          Operating losses during the years ended December 31, 2004, 2005 and 2006 were $19.3 million, $9.8 million and $0.5 million, respectively. The decrease in our operating losses over the last three years is mainly attributable to the improvement in gross margins and the reduction of operating expenses.

Printers Sales

          Revenues from sales of NUR printers and spare parts, which comprised 64.3% of NUR’s total revenues in 2006, increased by $3.3 million in 2006 compared to 2005. This increase is primarily attributable to the increased demand for our UV ink based printers.

          We can offer no assurance that NUR will be able to maintain the increase in its market share in the wide and super wide format market or to increase the revenues from sales of its printers.

Consumables Sales

          During the past few years, NUR has refocused its recurring revenues strategy for consumables. NUR ceased selling substrates in 2003 and has concentrated its efforts in selling and marketing consumables only to ink products. Revenues from ink products were increased by 16.8% in 2006 compared to 2005 driven by the growth of our UV ink based printers’ install base. NUR is constantly working on development of new products intended to maintain a differentiation between our ink products and those of our competitors.

          There can be no assurance that NUR will succeed in maintaining its market share in the consumables market, increase its revenues from sales of its consumables or succeed in developing and successfully marketing new ink products.

Gross Margins

          The increase in gross margins in 2006 was primarily due to the improvement in the margins of our ink sales and the significant reduction in inventory write-offs.

Industry

          With the cost of digital printing expected to decrease and the ability of digital technology expected to produce shorter runs more economically, we believe that the use of wide format and super wide format printing, such as that produced by NUR printers, should grow over time, and that the portion of the market serviced by digital printing should continue to increase. The ability to produce wide format and super wide format images digitally has also opened new media opportunities for advertisers, such as mural printing, carpet printing, new forms of fleet graphics printing. The growth in demand for wide format digital printers is fueled both by the replacement of conventional print methods and the development of new printing applications.

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

          The following table of our material contractual obligations as of December 31, 2006, summarizes the aggregate effect that these obligations are expected to have on our cash flows in the periods indicated:

	Payments due by period (in thousands of U.S. dollars)

Contractual Obligations	Total	Less than 1 year	1 – 3 years	3 – 5 years	more than 5 years

Long-Term Rent Obligations(1)	3,405	1,181	2,100	124	-
Capital (Finance) Lease obligations(2)	1,083	174	524	385	-
Operating Lease Obligations(3)	1,741	869	872	-	-
Accrued severance pay(4)	1,408	-	-	-	1,408
Long term debt obligations (5)	17,345	908	4,508	6,585	5,344

Total	24,982	3,132	8,004	7,094	6,752

(1)	We operate from leased premises in Lod and Ashkelon in Israel. We also lease premises for our subsidiaries’ activities in the United States, Hong Kong and Japan.

(2)	NUR Europe conducts its activities in Belgium from premises leased by it. Upon completion of payments, NUR Europe will own the premises.

(3)	Operating lease obligations relate to leases of motor vehicles.

(4)

Accrued severance pay relates to obligations to our Israeli employees as required under Israeli labor law. These obligations are payable, among others, upon termination, retirement or death of the respective employee. Of this amount, only $348 is unfunded.

(5)

Certain of our debt contains variable interest components. The data included in the table is based on the indexed rate in effect on the balance sheet date. Any perspective changes as a result of such variability are excluded. $5 million of note from a related party is excluded as the Company assumes the note will expire on December 8, 2008.

ITEM 6: Directors, Senior Management and Employees

A.	Directors and Senior Management

          During 2006 and until June 15, 2007 one of our directors, one of our external directors and certain members of our senior management were replaced. The directors and senior managers who left NUR during 2006 and until June 15, 2007 are as follows:

Name	Age	Former position with NUR

Marc Lesnick	40	Director
Koby Shtaierman	52	Director
Kobi Markovitz	54	Chief Technology Officer
Roni Zomber	51	Vice President of Operations
Nachum Korman	45	President, NUR America, Inc.
Amir Kleinstern	46	Managing Director, NUR Asia Pacific Limited
Marco Baio	44	Managing Director, NUR Europe S.A.

          The current directors and senior management of NUR are as follows:

Name	Age	Position with NUR

Yuval Cohen (1)	44	Chairman of the Board of Directors
Eli Blatt(1)	44	Director
Shmoulik Barashi	44	Director
Hemi Raphael(2)	55	Director
Oded Akselrod(3)	61	Director
Lauri A. Hanover (1)(3)(4)	47	Director
Alon Lumbroso(3)(4)	50	Director
David Reis	46	President and Chief Executive Officer
Yosef Zylberberg	46	Chief Operating Officer and Chief Financial Officer
Assaf Eyal	46	Executive Vice President
Shuky Garibi	49	Vice President of Research and Development
Itzik Arbesfeld	40	Vice President of Human Resources
Eran Cohen	48	Vice President of Operation
Menashe Ben Chaim	44	Vice President of Consumables
Igal Zeitoun	37	Vice President of Customer Support
Mark Packman	52	President, NUR America, Inc.
Jean Marc Blum	41	Managing Director, Middle East and Africa
Andrew Middleton	44	Managing Director, NUR Europe S.A.
Roni Klein	46	Managing Director, NUR Asia Pacific Limited

(1)	Member of NUR’s Stock Option and Compensation Committee.

(2)	Elected pursuant to a shareholders agreement between Fortissimo (on behalf of the several partnerships with respect to which it serves as general partner) and Kanir, dated October 31, 2005.

(3)	Member of NUR’s Audit Committee.

(4)	External Director.

          The address of each of our senior managers and directors is c/o NUR Macroprinters Ltd., 12 Abba Hillel Silver Street, P.O. Box 1281, Lod 71111, Israel.

          Yuval Cohen has served as a director of NUR since October 2005. Mr. Cohen is the Founding and Managing Partner of Fortissimo Capital Fund, which was established in January 2003. From February 2002 through January 2003, Mr. Cohen worked on the formation of Fortissimo and served on the boards of directors of several technology companies in Israel. From September 1997 through February 2002, Mr. Cohen was a General Partner at Jerusalem Venture Partners (JVP), an international venture capital firm with over $650 million under management. As a General Partner of JVP, Mr. Cohen co-led fundraising efforts, and was involved in all investment decisions and the management of various JVP portfolio companies. Mr. Cohen led the investment and served on the board of several JVP portfolio companies, including the following: Precise Software Solutions, Inc. (Nasdaq: PRSE, later sold to Veritas – Nasdaq:VRTS), T.sqware, Inc. (sold to Globespan, Inc., Nasdaq: GSPN), PowerDsine Ltd. (Nasdaq: PDSN), Sheer Networks (sold to Cisco, Nasdaq: CSCO) and XmPie (sold to Xerox, NYSE: XRX). From June 1996 through August 1997, Mr. Cohen was the Vice President of Marketing at VDOnet Corporation, a provider of software solutions for video over the Internet. From May 1995 through June 1996, Mr. Cohen served as the Vice President of Business Development at DSP Group, Inc. (Nasdaq: DSPG), a provider of DSP software and hardware solutions for communications and computer markets. From December 1991 through May 1995, Mr. Cohen served as the Manager of Business Development at Intel Capital at Intel Corporation (Nasdaq: INTC). Mr. Cohen is the Chairman of the board of directors of Telrad Networks Ltd. (“Telrad”), a telecommunication equipment provider, of Soda Club Enterprises N.V. (“Soda Club”), a manufacturer of home carbonation systems, and of Fortissimo Acquisition Corp., a special purpose acquisition corporation formed by Fortissimo, and is a director of Hadasit Bio-Holdings Ltd., a holding company of medical and biotech startup companies controlled by Hadassah Hospital in Israel and publicly traded on the Tel Aviv Stock Exchange. Mr. Cohen received an MBA from the Harvard Business School and a B.Sc. in Industrial Engineering from Tel Aviv University.

          Eli Blatt has served as a director of NUR since October 2005. Mr. Blatt joined Fortissimo as a partner in January 2005. Prior to joining Fortissimo, from March 1999 through December 2004, Mr. Blatt was the Chief Financial Officer and Vice President operations of Noosh, Inc., a supplier of cross-enterprise e-business software solutions. At Noosh, Mr. Blatt was responsible for the general management of Noosh’s Finance and Operations activities including the company’s M&A strategy and initiatives. From September 1997 through February 1999, Mr. Blatt was the Director of Operations at CheckPoint Software Technologies Inc., an Internet security company, where he was responsible for OEM operations, product licensing and customer service. From February 1995 through August 1997, Mr. Blatt served as the Operations Controller at Madge Networks (sold to Lucent). From September 1993 through January 1995, Mr. Blatt held Finance and Operations positions at Intel Corporation. Mr. Blatt serves on the boards of directors of Telrad, Fortissimo Acquisition Corp, Soda Club and RadView Software Ltd. (“RadView”; OTC BB:RDVWF), a provider of application testing software and services. Mr. Blatt received an MBA degree from Indiana University and a B.Sc. degree in Industrial Engineering from Tel Aviv University. Mr. Blatt also served as a fighter pilot in the Israeli air force.

          Shmoulik Barashi has served as a director of NUR since October 2005. Mr. Barashi joined Fortissimo as a partner in May 2005. From January 2001 through May 2005, Mr. Barashi served as a senior partner in BDO Ziv Haft, one of the five largest accounting firms in Israel. Ziv Haft is the Israeli representative office of the international accounting firm of BDO. At BDO, Mr. Barashi specialized in corporate finance, IPO’s, deal structuring, business consultancy, auditing and tax. From March 1993 through December 2000, Mr. Barashi managed his own accounting firm, which he later merged into BDO Ziv Haft. Mr. Barashi serves on the board of directors of Fortissimo Acquisition Corp and Soda Club. Mr. Barashi received an MBA from Hebrew University (specialty – finance) and an LLM from Bar Ilan University. Mr. Barashi is a certified public accountant in Israel.

          Hemi Raphael has served as a director of NUR since June 2006. Mr. Raphael is an entrepreneur and a businessman involved in various real estate and financial investments. Mr. Raphael also serves as a director of Cargal Ltd. since May 2004. Prior thereto, from 1984 to 1994, Mr. Raphael was a partner at the law firm of Goldberg Raphael & Co. Mr. Raphael holds an LLB degree from the School of Law at the Hebrew University of Jerusalem and he is a member of the Israeli Bar Association and the California Bar Association.

          Oded Akselrod has served as a director of NUR since February 2002. Mr. Akselrod was the general manager of the Investment Corp. of United Mizrahi Bank Ltd., a wholly owned subsidiary of United Mizrahi Bank Ltd. that was merged into United Mizrahi Bank Ltd. on October 2004. Prior to joining the Investment Corp. of United Mizrahi Bank, from 1994 to 1997, Mr. Akselrod held the position of general manager of Apex-Leumi Partners Ltd. as well as Investment Advisor of Israel Growth Fund. Prior thereto, from 1991 to 1994, Mr. Akselrod served as general manager of Leumi & Co. Investment Bankers Ltd. Mr. Akselrod began his career in various managerial positions in the Bank Leumi Group including member of the management team of Bank Leumi, deputy head of the international division, head of the commercial lending department of the banking division, member of all credit committees at the Bank, assistant to Bank Leumi’s CEO and head of international lending division of Bank Leumi Trust Company of New York. Mr. Akselrod holds a Bachelor’s degree in Agriculture Economics from Hebrew University, Jerusalem and an MBA degree from Tel Aviv University. Mr. Akselrod is also a director of Gadish Global Ltd., Gadish Investments in Provident Funds Ltd. and Gadish Global Financial Services (2007) Ltd.

          Lauri A. Hanover has served as an external director of NUR since November 2003. Ms. Hanover is the senior vice president and chief financial officer of Lumenis Ltd. since August 2004. Prior to that she served as the corporate vice president and chief financial officer of NICE Systems Ltd. from 2000 to 2004. She previously served as executive vice president and chief financial officer of Sapiens International Corporation N.V., from 1997 to 2000. From 1984 to 1997, Ms. Hanover served in a variety of financial management positions, including corporate controller at Scitex Corporation Ltd. and from 1981 to 1984 as financial analyst at Philip Morris Inc. (Altria). Ms. Hanover holds Bachelors’ degrees from the Wharton School of Business and from the College of Arts and Sciences, both of the University of Pennsylvania. Ms. Hanover also holds a Master’s degree in business administration from New York University. Ms. Hanover qualifies as an external director according to the Companies Law.

          Alon Lumbroso has served as an external director of NUR since November 2006. Mr. Lumbroso serves as the Chief Executive Officer of Larotec Ltd. since the end of 2005. Mr. Lumbroso previously served as Chief Executive Officer of Mindguard Ltd., from 2003 to 2004. From 2000 to 2003, Mr. Lumbroso served as the managing director of the European subsidiary of Creo, Inc. Prior to that, Mr. Lumbroso served in a various executive positions, including VP Operations, VP Marketing and managing director of the Asian Pacific subsidiary of Scitex Corporation. In his positions with Scitex Corporation and Creo, Mr. Lumbroso was responsible for sales, marketing and service of prepress and digital printing equipment, including wide format digital printers. Mr. Lumbroso serves as the Chairman of Bioexplorers Ltd. and as a director of Larotec Ltd. Mr. Lumbroso holds an MBA from Bar Ilan University and a B.Sc. in Industrial Engineering from Tel-Aviv University. Mr. Lumbroso qualifies as an external director according to the Companies Law.

          David Reis has served as president and chief executive officer since February 2006. Mr. Reis has extensive previous experience in the wide-format inkjet production printing industry. Prior to joining NUR, Mr. Reis served as president and CEO of ImageID, a venture backed technology startup. Prior thereto, from 1996 to 2002 he was the president and CEO of Scitex Vision Ltd. (formerly Idanit), a manufacturer of wide-format digital printers that was acquired by Scitex Corporation in 1998. Mr. Reis holds a B.A. in Economics and Business Administration and an MBA from Denver University.

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

          Menashe Ben Chaim has served as vice president of consumables since September 2006. Prior to that, Mr. Ben Chaim led the ink operations and Ink R&D at NUR during 2003 to 2006. Prior to joining NUR, Mr. Ben Chaim served as Vice President of Operations at Electric Fuel Corporation, a world leading producer of Zinc Air batteries. Prior thereto, Mr. Ben Chaim served as President and Vice President of Operations at Chaman, one of the biggest paper converting enterprise at Israel. Mr. Ben Chaim holds a B.Sc in Mechanical engineering from Tel Aviv University and Diploma in Business Administration from Haifa University.

          Igal Zeitoun has served as vice president of customer Support since April 2007. Prior to that Mr. Zeitoun served as a senior project manager at NUR’s research and development department since 2005. Prior to joining NUR, Mr. Zeitoun served in various R&D positions at Objet Geometries Ltd., a company who specializes in Ink-jet 3D modeling. From 1996 to 1998 Mr. Zeitoun served as a product leader at Medtronic-InStent Ltd., an Israeli company who specialized in medical devices. Mr. Zeitoun holds a Master of Science in Mechanical Engineering and a Bachelor of Science in Mechanical Engineering from the Technion Institute of Technology in Haifa, Israel.

          Mark Packman has served as president of NUR America, Inc. since November 2006. Prior to joining NUR, Mr. Packman served as National Leasing Manager for Neopost, an international leader in the mailing industry from 2005 to 2006. Mr. Packman also had extensive work in the financial community from 2003 to 2005. Prior to that, from 2001-2002, Mr. Packman served as president of Object Geometrics, a private Israeli start-up company. Mr. Packnam also served as director of sales of Scitex and of Creo Inc. (now a wholly owned subsidiary of Eastman Kodak Co. (NYSE: EK)) from 1995 to 2000. Mr. Packman holds a Bachelor of Science degree in Business Administration from The University of Phoenix.

          Jean Marc Blum has served as managing director of NUR Middle East & Africa since October 2006. Prior to joining NUR, from 2005 to 2006, Mr. Blum was the Vice President of Sales & Marketing at Printar Ltd., a company developing digital solutions for the PCB market. From 1996 to 2004, Mr. Blum held different positions, including Director of Business Development and VP Marketing, at Scitex Vision Ltd. Mr. Blum holds a BSc Degree in Electrical Engineering and a Diploma in Business Administration from the Technion in Haifa, Israel.

          Andrew Middleton has served as managing director of NUR Europe since February 2007. In his most recent position, from 2004 to 2007, Mr. Middleton served as vice president sales EMEA at HP Indigo Press. Before that, from 2000 to 2004, Mr. Middleton served as general manager worldwide distribution channels at HP Digital Press and, from 1994 to 2000, held various positions at Indigo (currently HP Indigo). Prior to his thirteen years at HP Indigo, Mr. Middleton held several positions at Dainippon Screen. Mr. Middleton holds a degree from Cauldon College in the United Kingdom.

          Roni Klein has served as Managing Director of NUR Asia Pacific Limited since April 2006. Prior to joining NUR, from 2001 to 2006 Mr. Klein served as director and manager of South East Asian Branch of Orbotech Asia Pacific, a wholly-owned subsidiary of Orbotech Ltd. (Nasdaq: ORBK), a world market leader in Automated Optical Inspection solutions for the PCB, PCBA and FPD markets. Prior thereto, from 1996 to 2001, Mr. Klein served as regional manager for Orbotech Inc., a wholly-owned subsidiary of Orbotech Ltd.

          Directors and members of senior management that also served during 2006 and until June 15, 2007:

          Marc Lesnick has served as a director of NUR until June 2006. Mr. Lesnick joined Fortissimo as a partner in May 2003. From October 2001 through May 2003, Mr. Lesnick served as an independent consultant to high tech companies and institutional investors. From September 1997 through June 1999, Mr. Lesnick served as the Managing Director at Jerusalem Global, a boutique investment bank that specialized in raising capital for Israeli based technology startup companies. Mr. Lesnick managed a team of 10 professionals and was instrumental in raising in excess of $250 million for 35 companies, several of which later went public or were acquired. Prior to moving to Israel and joining Jerusalem Global, Mr. Lesnick served as a senior corporate attorney at the New York offices of Weil, Gotshal & Manges from September 1992 through September 1997. Mr. Lesnick serves on the board of directors of Telrad, Fortissimo Acquisition Corp. and Soda Club. Mr. Lesnick received a JD from the University of Pennsylvania and a BA from Yeshiva University.

          Koby Shtaierman served as an external director of NUR until November 2006. Mr. Shtaierman currently serves as vice president marketing and sales of Advanced Vision Technology Ltd. From 1996 to 1998, Mr. Shtaierman served as vice president of corporate marketing for Tecnomatix Technologies Ltd. From 1985 to 1995, Mr. Shtaierman served as marketing director of the input system division of Scitex Corporation. Prior thereto Mr. Shtaierman held various positions at Israel Aircraft Industries. Mr. Shtaierman holds a B.Sc. and M.Sc. degrees in Electronics and Computer Engineering from the Technion, Haifa. Mr. Shtaierman qualifies as an external director according to the Companies Law.

          Kobi Markovitz served as chief technology officer until March 2007. Prior to his appointment as chief technology officer Mr. Markovitz served as NUR’s vice president of technologies since September 1998. Prior to joining NUR, Mr. Markowitz was founder and CEO of Meital, a private start-up company specializing in characterizing printing technologies that developed, designed, and manufactured wide-format, drop-on-demand based digital printers. Meital’s assets were purchased by NUR in 1998 and its technology was integrated into NUR. From 1994, Mr. Markowitz and Meital’s research and development team were strategic partners in designing the world’s first wide format, drop-on-demand based digital printer at Idanit.

          Roni Zomber has served as vice president of operations until April 2006. Prior to this Mr. Zomber served as a VP of operations and a member of the management of M-Systems Flash Disk Pioneers Ltd. (Nasdaq: FLSH). Previously, Mr. Zomber spent 8 years as an executive VP and a member of the management of Nice Systems Ltd. (Nasdaq: NICE) and prior to this Mr. Zomber spent 9 years at Scitex as a planning and control manager. Mr. Zomber holds a practical engineer diploma and a B.A. in Business administration from New England College, Henniker, New Hampshire.

          Nachum Korman served as president of NUR America, Inc. until November 2006. Mr. Korman joined NUR in 1999 heading up its NUR’s business in the Middle East and Africa, and became vice president of NUR Europe S.A. in July 2000. Mr. Korman was president of NUR Europe from January 2001 and until June 2003. Prior to joining NUR Mr. Korman served as operations director and sales director for the Middle East and Africa at Scitex Corporation. Previously, Mr. Korman held a sales logistics management role at Scitex Europe S.A. following his earlier career at Elbit and Optrotec Belgium.

          Amir Kleinstern has served as managing director of NUR Asia Pacific until May 2006. Previously, Mr. Kleinstern had provided consulting services to NUR. Prior to this, Mr. Kleinstern held the position of vice president of research and development at Paspartoo Ltd., a company specializing in “virtual-to-print” technology. Previously, Mr. Kleinstern spent 12 years with Scitex Corporation, both in Israel and in the U.S., in a variety of management, marketing and technical positions. Mr. Kleinstern holds a B.Sc. and a M.Sc. in Mathematics and Computer Sciences from the Ben Gurion University.

          Marco Baio served as managing director of NUR Europe until February 2007. Prior to this Mr. Baio served as president of Objet Geometries Europe, a company specializing in the development and marketing of rapid prototyping systems. Previously, Mr. Baio spent 9 years at Scitex Corporation where he served, at different periods, as managing director of Scitex Italy and Scitex Germany.

B.	Compensation

          Salaries, fees, commissions and bonuses paid with respect to all of our directors and senior management as a group (including the directors and members of our senior management who left during 2006 and until June 15, 2007) in the fiscal year ended December 31, 2006 was $2.6 million, out of which an amount of $0.1 million was related to pension, retirement and other similar benefits.

          Our senior management is entitled to receive part of its compensation under our Management by Objectives (MBO) Compensation Plan. The MBO sets annual goals to be achieved by the executive officers throughout the year. The percentage of achievement determines the percent of the MBO bonus paid to each member of our senior management. The MBO plan for the benefit of NUR’s chief executive officer is administered by the Stock Option and Compensation Committee. The MBO plan for the benefit of the other executive and senior officers is administered by the chief executive officer. A portion of the bonus amounts are paid in cash in the year for which they are awarded and the balance is paid in cash in the year following the financial year for which they are awarded. In 2006, some of our senior management members received payments with respect to their achievements in 2005 and 2006 while others are entitled to receive compensation for their achievements in 2006 only in 2007.

          In addition, a total of 4,571,667 options to purchase ordinary shares were granted in 2006 to members of our senior management and directors (including the directors and members of our senior management who left during 2006 and until June 15, 2007). The 4,571,667 options granted had a weighted average exercise price of approximately $0.60 per share and have expiration dates in 2016. As of June 15, 2007, directors and senior management of NUR hold options to purchase an aggregate of 8,388,334 ordinary shares issuable pursuant to exercise of such securities. The options were granted pursuant to the plans and arrangements described under “Item 6.E: Share Ownership.”

          NUR and Fortissimo entered into a management agreement. In consideration of the performance of the management services and the board services under the terms of the management agreement NUR agreed to pay to Fortissimo an aggregate annual management services fee in the amount of $250,000 plus value added tax pursuant to applicable law. For more information regarding the management agreement see “Item 10.C: Material Contracts.”

          We pay our non-employee directors (other than Yuval Cohen, Eli Blatt, Shmoulik Barashi and Hemi Raphael (the “Fortissimo Group Directors”)) remuneration for their services as directors. This remuneration includes an annual payment of $8,000 and additional payments of $500 per meeting and $250 per committee meeting. The chairman of the Board and chairman of any committee, except for the Fortissimo Group Directors, are also entitled to receive an additional annual fee of $5,000. Each non-employee director, except for the Fortissimo Group Directors, also receives an annual grant of options to purchase 10,000 ordinary shares under the terms and conditions set forth in NUR’s 1998 Non-Employee Director Share Option Plan. The directors do not receive any additional remuneration upon termination of their services as directors.

          In 1998, NUR adopted the 1998 Non-Employee Director Share Option Plan to provide for grants of options to purchase ordinary shares to non-employee directors of NUR. The 1998 Plan, as amended, is administered, subject to Board approval, by the Non-Employee Director Share Option Committee. An aggregate amount of not more than 750,000 ordinary shares is reserved for grants under the 1998 Plan. The 1998 Plan will expire on December 8, 2008 (10 years after adoption), unless earlier terminated by the Board.

          Under the 1998 Non-Employee Director Share Option Plan, each non-employee director that served on the 1998 “Grant Date,” as defined below, automatically received an option to purchase 10,000 ordinary shares on such Grant Date and will receive an option to purchase an additional 10,000 ordinary shares on each subsequent Grant Date thereafter, provided that he or she is a non-employee director on the Grant Date and has remained a non-employee director for the entire period since the previous Grant Date. The “Grant Date” means, with respect to 1998, October 26, 1998, and with respect to each subsequent year, August 1. Directors first elected or appointed after the 1998 Grant Date, will automatically receive on such director’s first day as a director an option to purchase up to 10,000 ordinary shares prorated based on the number of full months of service between the prior Grant Date and the next Grant Date. Each such non-employee director would also automatically receive, as of each subsequent Grant Date, an option to purchase 10,000 ordinary shares provided that he or she is a non-employee director on the Grant Date and has served as a non-employee director for the entire period since the previous Grant Date.

          The exercise price of the option shares under the 1998 Plan is 100% of the fair market of such ordinary shares at the applicable Grant Date. The fair market value means, as of any date, the average closing bid and sale prices of the ordinary shares for the date in question as furnished by the National Association of Securities Dealers, Inc. through Nasdaq or any similar organization if Nasdaq is no longer reporting such information, or such other market on which the ordinary shares are then traded, or if not then traded, as determined in good faith (using customary valuation methods) by resolution of the members of the Board of Directors of NUR, based on the best information available to it. The exercise price is required to be paid in cash.

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

          According to the provisions of NUR’s Amended and Restated Articles of Association (the “Articles”) and the Companies Law, the board of directors convenes in accordance with the Company’s requirements, and is required to convene at least once every three months. Furthermore, the Companies Law provides that the board of directors may also pass resolutions without actually convening, provided that all the directors entitled to participate in the discussion and vote on a matter that is brought for resolution agree not to convene for discussion of the matter.

          Officers serve at the discretion of the Board or until their successors are appointed.

Terms of Directors

          The Board currently consists of seven members, including two external directors. Unless otherwise prescribed by resolution adopted at a General Meeting of shareholders, the Board shall consist of not less than four (4) nor more than twelve (12) directors (including the external directors). The members of the Board are elected annually at NUR’s annual shareholders’ meeting and remain in office until the next annual shareholders’ meeting, unless the director has previously resigned, vacated his office, or was removed in accordance with the Articles. The previous annual meeting was held on November 26, 2006. In addition, the Board may elect additional members to the Board, to serve until the next shareholders’ meeting, so long as the number of directors on the Board does not exceed the maximum number established according to the Articles. The members of the Board do not receive any additional remuneration upon termination of their services as directors.

External Directors

          We are subject to the provisions of the Companies Law, which requires that we have at least two external directors.

          The Companies Law requires that at least one of the external directors have “Accounting and Financial Expertise” and the other external directors have “Professional Competence.” Under recently enacted regulations, a director having accounting and financial expertise is a person who, due to his or her education, experience and talents is highly skilled in respect of, and understands, business-accounting matters and financial reports in a manner that enables him or her to understand in depth the Company’s financial statements and to stimulate discussion regarding the manner in which the financial data is presented. Under the regulations, a director having professional competence is a person who has an academic degree in either economics, business administration, accounting, law or public administration or an academic degree in an area relevant to the Company’s business, or has at least five years experience in a senior position in the business management of a corporation with a substantial scope of business, in a senior position in the public service or a senior position in the field of the Company’s main business. NUR’s board of directors determined that Lauri A. Hanover is an accounting and financial expert and that Alon Lumbroso has processional competence.

          The board of directors further determined that at least two directors out of the whole board shall be required to have accounting and financial expertise pursuant to the requirements of the Companies Law. Accordingly, the board of directors determined that Shmoulik Barashi shall be designated as the additional accounting and financial expert.

          Under the Companies Law, a person may not be appointed as an external director if he or his relative, partner, employer or any entity under his control has or had during the two years preceding the date of appointment any affiliation with the company, any entity controlling the company or any entity controlled by the company or by this controlling entity. The term affiliation includes: an employment relationship, a business or professional relationship maintained on a regular basis, control, and service as an office holder. No person can serve as an external director if the person’s position or other business creates, or may create, conflicts of interest with the person’s responsibilities as an external director, or if the person is an employee of the Israel Securities Authority or of an Israeli stock exchange. Until the lapse of two years from termination of office, a company may not engage an external director to serve as an office holder and cannot employ or receive services from that person, either directly or indirectly, including through a corporation controlled by that person. Regulations promulgated under Israeli law set the minimum and maximum compensation that may be paid to statutory external directors.

          Under the Companies Law, external directors must be elected by a majority vote at a shareholders’ meeting, provided that either: (1) the majority of shares voted at the meeting, including at least one-third of the shares of non-controlling shareholders voted at the meeting, vote in favor of the election; or (2) the total number of shares voted against the election of the external director does not exceed one percent of the aggregate voting rights in the company. The initial term of an external director is three years, which term may be extended for an additional three-year period. Each committee of a company’s board of directors must include at least one external director, and all external directors must serve on the audit committee. NUR’s external directors are currently Lauri A. Hanover and Alon Lumbroso.

          Under the Companies Law an external director cannot be dismissed from office unless: (i) the board of directors determines that the external director no longer meets the statutory requirements for holding the office, or that the external director is in breach of the external director’s fiduciary duties and the shareholders vote, by the same majority required for the appointment, to remove the external director after the external director has been given the opportunity to present his or her position; (ii) a court determines, upon a request of a director or a shareholder, that the external director no longer meets the statutory requirements of an external director or that the external director is in breach of his or her fiduciary duties to the company; or (iii) a court determines, upon a request of the company or a director, shareholder or creditor of the company, that the external director is unable to fulfill his or her duty or has been convicted of specified crimes.

Alternate Directors

          The Articles provide that, subject to the Board’s approval, a director may appoint an individual, by written notice to NUR, to serve as an alternate director. The following persons may not be appointed nor serve as an alternate director: (i) a person not qualified to be appointed as a director, (ii) an actual director, or (iii) another alternate director. Any alternate director shall have all of the rights and obligations of the director appointing him or her, except the power to appoint an alternate (unless the instrument appointing him or her expressly provides otherwise). The alternate director may not act at any meeting at which the director appointing him or her is present. Unless the appointing director limits the time period or scope of any such appointment, such appointment is effective for all purposes and for an indefinite time, but will expire upon the expiration of the appointing director’s term. There are currently no alternate directors.

Approval of Certain Transactions Under the Israeli Companies Law

          The Israeli Companies Law, 1999 codifies the duty of care and fiduciary duties that an Office Holder has to NUR. An “Office Holder” is defined under the Companies Law as a director, general manager, chief business manager, vice general manager, other manager directly subordinate to the general manager and any other person assuming the responsibilities of any of the foregoing positions without regard to such person’s title. The duty of care requires an office holder to act at a level of care that a reasonable office holder in the same position would employ under the same circumstances. This includes the duty to utilize reasonable means to obtain (i) information regarding the appropriateness of a given action brought for his or her approval or performed by the Office Holder by virtue of his or her position and (ii) all other information of importance pertaining to the foregoing actions. The duty of loyalty includes avoiding any conflict of interest between the Office Holder’s position in the company and his or her personal affairs or other positions, avoiding any competition with the company, avoiding exploiting any business opportunity of the company in order to receive personal gain for himself or herself or for others, and disclosing to the company any information or documents relating to the company’s affairs which the Office Holder has received due to his or her position as such. Each person identified as a director or member of our senior management in the first table in the section, other than employees of our subsidiaries, is an Office Holder.

          The Companies Law requires that an Office Holder of a company promptly disclose to the company’s Board of Directors any personal interest that he or she may have, and all related material information known to him in connection with any existing or proposed transaction by the company. This disclosure must be made by the Office Holder, whether orally or in writing, no later than the first meeting of the Company’s Board of Directors which discusses the particular transaction. An Office Holder is deemed to have a “personal interest” if he, certain members of his family, or a corporation in which he or any one of those family members is a 5% or greater shareholder or exercises or has the right to exercise control, has an interest in a transaction with the company. An “Extraordinary Transaction” is defined as a transaction - other than in the ordinary course of business, not on market terms, or that is likely to have a material impact on the company’s profitability, assets or liabilities.

          In the case of a transaction that is not an Extraordinary Transaction, after the office holder complies with the above disclosure requirements, only board approval is required. The transaction must not be adverse to the company’s interests. In the case of an Extraordinary Transaction, the company’s Audit Committee and the Board of Directors, and, under certain circumstances, the shareholders of the company must approve the transaction, in addition to any approval stipulated by the articles of association. An Office Holder who has a personal interest in a matter that is considered at a meeting of the Board of Directors or the Audit Committee may not be present at this meeting or vote on this matter, unless a majority of the members of the Board of Directors or Audit Committee, respectively, have a personal interest in the matter, in which case they may all be present and vote, after which the matter must be approved by the shareholders of the Company.

Committees of the Board of Directors

Audit Committee

          Under the Companies Law, the Audit Committee must be comprised of at least three members of the Board, including the external directors. Audit Committee members may not be employees or regular service providers of NUR, or controlling shareholders and their relatives.

          NUR’s Audit Committee, acting pursuant to a written charter, currently consists of Lauri A. Hanover, Alon Lumbroso and Oded Akselrod. Approval by the Audit Committee and thereafter by the Board is required for (i) proposed extraordinary transactions to which NUR intends to be a party in which an Office Holder has a direct or indirect personal interest, (ii) actions or arrangements which may otherwise be deemed to constitute a breach of fiduciary duty or of the duty of care of an Office Holder to NUR, (iii) arrangements with directors as to their terms of office, compensation, compensation for other positions held with the company, including the provision of indemnification or an undertaking to indemnify and the procurement of insurance, (iv) indemnification and insurance of Office Holders, other than directors, (v) an extraordinary transaction of the company in which a controlling shareholder, that is, a shareholder holding the ability to direct the actions of the company, other than by virtue of being a director or holding a position with the company, including a shareholder holding twenty five percent or more of the voting rights of the company if there is no other shareholder holding over fifty percent of the voting rights of the company, has a personal interest, (vi) an arrangement with a controlling shareholder or its relative (if such a relative is also an Office Holder) concerning the terms of his or her employment with the company, (vii) certain private placements of the company’s shares and (viii) compensation and scope of work of the independent auditor. Arrangements with directors as to the terms of their service or compensation also require shareholder approval. All arrangements as to compensation of Office Holders who are not directors require approval of the Board. In certain circumstances, some of the matters referred to above may also require shareholder approval.

          The Audit Committee may not approve an action or transaction with a controlling shareholder or with an Office Holder unless at the time of approval two external directors are serving as members of the Audit Committee and at least one participated in the meeting at which the action or transaction was approved.

          The Audit Committee provides assistance to the Board of Directors in fulfilling its legal and fiduciary obligations in matters involving our accounting, auditing, financial reporting, internal control and legal compliance functions by approving the services performed by our independent accountants and reviewing their reports regarding our accounting practices and systems of internal accounting controls. Under the Sarbanes-Oxley Act of 2002, the Audit Committee is also responsible for the appointment, compensation, retention and oversight of our independent accountants and takes those actions as it deems necessary to satisfy itself that the accountants are independent of management. Under the Companies Law, the appointment of independent auditors requires the approval of the shareholders of the Company, accordingly, the appointment of the independent auditors is approved and recommended to the shareholders by the Audit Committee and ratified by the shareholders. Furthermore, pursuant to the Articles, the shareholders have the authority to determine the compensation of the independent auditors (or empower the Board to establish their remuneration), the compensation is approved following a recommendation of the Audit Committee. Under the Companies Law, the Audit Committee also is required to monitor deficiencies in the administration of a company, including by consulting with the internal auditor or independent accountants and suggesting methods of correction of such deficiencies to the Board, and to review and approve related party transactions.

          The Audit Committee has discussed with the independent registered public accounting firm the matters covered by Statement on Auditing Standards No. 61, as well as their independence, and was satisfied as to the independent registered public accounting firm’s compliance with said standards.

Stock Option and Compensation Committee

          Under the Companies Law, the Board may appoint committees and delegate certain duties to such committees. At lease one of the members of such committees is required to be one of the external directors of the company.

          In March 1998, NUR established a Stock Option and Compensation Committee to administer NUR’s stock option plans, other than the 1998 Non-Employee Director Share Option Plan. The Stock Option and Compensation Committee is charged with administering and overseeing the allocation and distribution of stock options under the approved stock option plans of NUR and approval of NUR’s executive officers’ annual compensation. The Companies Law provides that the Board is entitled to delegate to Board committees its power, among other things, to allocate shares or securities convertible into shares of NUR relating to employees incentive plans, and employment or salary agreements between NUR and its employees, provided, that any such grant is subject to a detailed plan approved by the Board. The Board is also entitled to delegate to the general manager or person recommended by the general manager the Board’s authority to issue ordinary shares issuable upon exercise or conversion of NUR’s securities. The Stock Option and Compensation Committee is presently composed of three members: Yuval Cohen, Eli Blatt and Lauri A. Hanover.

Non-Employee Director Share Option Plan Committee

          In February 1999, NUR established a committee to administer the NUR’s 1998 Non-Employee Director Share Option Plan (the “NEDSOP Committee”). The NEDSOP Committee is charged with administering and overseeing the allocation and distribution of stock options under the 1998 Non-Employee Director Share Option Plan. The Companies Law provides that the Board is not entitled to delegate to Board committees its power, among other things, to allocate shares or securities convertible into shares of NUR, except for allocation of shares or securities convertible into shares of NUR relating to employees incentive plans, and employment or salary agreements between NUR and its employees. Additionally, pursuant to the Companies Law, the terms of service (including the grant of options) of all directors also require shareholder approval. Accordingly, the NEDSOP Committee recommendations are subject to the approval of the Board and the shareholders.

Indemnification and Exculpation of Executive Officers and Directors

          Consistent with the provisions of the Companies Law, NUR’s Articles include provisions permitting NUR to procure insurance coverage for our directors and officers, exempt them from certain liabilities and indemnify them, to the maximum extent permitted by law.

Indemnification

          The Companies Law provides that a company may indemnify an office holder against: (a) a financial liability imposed on him in favor of another person by any judgment concerning an act preformed in his capacity as an office holder; (b) reasonable litigation expenses, including attorneys’ fees, expended by the office holder or charged to him by a court relating to an act preformed in his capacity as an office holder in connection with: (i) proceedings the company institutes against him or instituted on its behalf or by another person; (ii) a criminal charge from which he was acquitted; (iii) a criminal charge in which he was convicted for a criminal offence that does not require proof of criminal intent; and (iv) an investigation or a proceeding instituted against him by an authority competent to administrate such an investigation or proceeding that ended without the filing of an indictment against the office holder and, either without any financial obligation imposed on the office holder in lieu of criminal proceedings; or with financial obligation imposed on him in lieu of criminal proceedings, in a crime which does not require proof of criminal intent. The Companies Law also authorizes a company to undertake in advance to indemnify an office holder with respect to events specified above, provided that, with respect to indemnification under sub-section (a) above, the undertaking: (i) is limited to events which the board of directors determines can be anticipated, based on the activity of the company at the time the undertaking is given; (ii) is limited in amount or criteria determined by the board of directors to be reasonable for the circumstances; and (iii) specifies the abovementioned events, amounts or criteria.

          At the annual shareholders meeting held on October 27, 2005, NUR’s shareholders authorized it to enter into indemnification agreements with each of its current and future directors and officers. NUR shall, subject to the provisions of the indemnification agreement, indemnify each director and officer for future obligations or expenses imposed on them in consequence of an act done in their capacity as directors or officers of NUR or of its subsidiaries, as follows:

▪

monetary liabilities imposed on, or incurred by, the director or officer for the benefit of another person pursuant to a judgment, including a judgment given in settlement or a court approved settlement of an arbitrator’s award;

▪

reasonable legal fees, including attorney’s fees, incurred by a director or officer in consequence of an investigation or proceeding filed against a director or officer by an authority that is authorized to conduct such investigation or proceeding, and that has ended without filing an indictment against, or imposing of a financial obligation in lieu of a criminal proceeding on, such director or officer, or that resulted without filing an indictment against such director or officer but with imposing a financial obligation on such director or officer as an alternative to a criminal proceeding in respect of an offense that does not require the proof of criminal intent; and

▪

reasonable litigation expenses, including attorney’s fees, incurred by a director or officer or which a director or officer is ordered to pay by a court, in a proceedings filed against such director or officer by NUR or on its behalf or by another person, or in a criminal charge of which he or she is acquitted, or in a criminal charge of which such director or officer is convicted of an offence that does not require proof of criminal intent.

          The indemnification undertaking is limited to certain categories of events and the aggregate indemnification amount that NUR shall pay shall not exceed an amount equal to fifty percent (50%) of the net equity of NUR or to one time annual revenue of NUR in the year prior to the date of the claim with regard to judgment liability (the higher amount of the two), and $3.0 million with regard to litigation expenses.

          We have entered into indemnification agreements with directors and some officers providing for indemnification under certain circumstances for acts and omissions which may not be covered (or not be covered in full) by any directors’ and officers’ liability insurance. Such indemnification agreement appears in our current report on Form 6-K as filed with the SEC on October 14, 2005.

Exemption

          Under the Companies Law, an Israeli company may not exempt an office holder from liability for a breach of his duty of loyalty, but may exculpate in advance an office holder from his liability to the company, in whole or in part, for a breach of his duty of care, provided that in no event shall the office holder be exempt from any liability for damages caused as a result of a breach of his duty of care to the company in the event of a “distribution” (as defined in the Companies Law). Our Articles authorize us to exculpate any director or officer from liability to NUR to the extent permitted by law.

          The Companies Law provides that a company may not exculpate or indemnify an office holder nor enter into an insurance contract which would provide coverage for liability incurred as a result of any of the following: (a) a breach by the office holder of his or her duty of loyalty (however, a company may insure against such breach if the office holder acted in good faith and had a reasonable basis to assume that the act would not harm the company); (b) a breach by the office holder of his or her duty of care if the breach was done intentionally or recklessly, unless made in negligence only; (c) any act of omission done with the intent to derive an illegal personal benefit; or (d) any fine or monetary penalty levied against the office holder.

          At the annual shareholders meeting held on October 27, 2004, NUR’s shareholders authorized the Company to exculpate its directors and officers in advance from liability to NUR, in whole or in part, for a breach of the duty of care.

Insurance

          Under the Companies Law, a company may obtain insurance for any of its office holders for: (a) a breach of his duty of care to the company or to another person; (b) a breach of his duty of loyalty to the company provided that the office holder acted in good faith and had reasonable cause to assume that his act would not prejudice the company’s interests; or (c) a financial liability imposed upon him in favor of another person concerning an act preformed by him or her in his/her capacity as an office holder.

          We have obtained directors’ and officers’ liability insurance covering our directors and officers.

D.	Employees

          As of December 31, 2006, we had 312 employees and independent contractors compared to 304 employees and independent contractors as of December 31, 2005 and 328 as of December 31, 2004. Out of NUR’s 312 employees and independent contractors, as of December 31, 2006, 48 were in sales and marketing, 45 were in research and development, 164 were in customer support, operations and production, and 55 were in management, finance and administration. As of December 31, 2006, we had 189 employees located in Israel, 55 employees located in Belgium, 35 employees located in the U.S., 8 employees located in Central and Latin America and 25 employees located in Asia Pacific.

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

          NUR’s liability for future severance pay obligations is fully provided for by payments equal to 8.33% of an employee’s salary each month made to various managers’ insurance policies or similar financial instruments and by accrual. The employees of NUR are usually provided with an additional contribution toward their retirement that amounts to 10% of wages, of which the employee and the employer each contribute half. Furthermore, Israeli employees and employers are required to pay predetermined sums to the National Insurance Institute, which is similar to the United States Social Security Administration, and additional sums towards compulsory health insurance.

E.	Share Ownership

Beneficial Ownership of Executive Officers and Directors

          The following table sets forth certain information regarding the beneficial ownership of NUR’s ordinary shares as of June 15, 2007, of (i) each director of NUR and (ii) each member of senior management of NUR. All of the information with respect to beneficial ownership of the ordinary shares is given to the best of NUR’s knowledge and has been furnished in part by the respective directors and executive officers.

Name of Beneficial Owner	Number of Shares Beneficially Held(1)	Percent of Class

Yuval Cohen(2)	-	-
Eli Blatt(2)	-	-
Shmoulik Barashi(2)	-	-
Hemi Raphael(3)	-	-
Lauri A. Hanover	*	*
Alon Lumbroso	*	*
Oded Akselrod	*	*
David Reis(4)	1,203,125	1.64%
Yosef Zylberberg	*	*
Assaf Eyal	*	*
Shuky Garibi	*	*
Itzik Arbesfeld	*	*
Eran Cohen	*	*
Menashe Ben Chaim	*	*
Igal Zeitoun	*	*
Mark Packman	-	-
Jean Marc Blum	-	-
Andrew Middleton	-	-
Roni Klein	*	*

* Less than one percent of the outstanding ordinary shares.

(1)

As used in this table, “beneficial ownership” means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security. For purposes of this table, a person is deemed to be the beneficial owner of securities that can be acquired within 60 days from June 15, 2007 through the exercise of any option or warrant. Ordinary shares subject to options or warrants that are currently exercisable or exercisable within 60 days are deemed outstanding for computing the ownership percentage of the person holding such options or warrants, but are not deemed outstanding for computing the ownership percentage of any other person. The amounts and percentages are based upon 72,325,502 ordinary shares outstanding as of June 15, 2007.

(2)

By virtue of their positions as partners in Fortissimo, each of Yuval Cohen, Eli Blatt and Shmoulik Barashi may be deemed to beneficially own the ordinary shares and ordinary shares underlying warrants of NUR held by Fortissimo. Each of Yuval Cohen, Eli Blatt and Shmoulik Barashi disclaims beneficial ownership of such shares, except to the extent of their pecuniary interest therein.

(3)

By virtue of his position as a shareholder and director of the general partner in Kanir, and a limited partner in Kanir, Hemi Raphael may be deemed to beneficially own the ordinary shares and ordinary shares underlying warrants of NUR held by Kanir. Hemi Raphael disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein.

(4)

Consists of options to purchase 1,203,125 ordinary shares that are currently exercisable or exercisable within 60 days. The exercise price of such options is $0.40 and the options expire on November 30, 2015.

          The directors and senior management of NUR hold, in the aggregate, options and warrants exercisable into 8,388,334 ordinary shares. The 8,388,334 options have a weighted average exercise price of approximately $0.51 per share and have expiration dates until 2016. Under the 1998 Share Option Plan for Non-Employee Directors (the “1998 Plan”), Oded Akselrod, a director of NUR, was granted options to purchase 10,000 ordinary shares on December 30, 2004 and August 1, 2005. Lauri A. Hanover, an external director of NUR as of November 18, 2003, was granted 6,667 options on November 18, 2003 and was also granted options to purchase 10,000 ordinary shares on December 30, 2004, August 1, 2005 and August 1, 2006. Alon Lumbroso, an external director of Nur as of November 26, 2006, was granted 6,667 options on November 27, 2006. The exercise price for the underlying shares of such options is the “Fair Market Value” (as defined in the 1998 Plan) of the ordinary shares of NUR at the date of grant.

Outstanding Options

          As of June 15, 2007, NUR had outstanding options under NUR’s stock option plans to purchase a total of 11,429,560 of its ordinary shares. Of such options, 17,300 have been issued under the 1995 Israel Stock Plan, 196,900 have been issued under the 1997 Stock Option Plan, 116,668 have been issued under the 1998 Non-Employee Director Share Option Plan and 11,098,692 have been issued under the 2000 Stock Option Plan. The options granted under the 1995 Plan, the 1997 and the 2000 Plan are subject to various vesting requirements and have been issued at exercise prices ranging from $0.32 to $7.50 per share with various expiration dates. The options granted under the 1998 Plan are not subject to vesting requirements and have an exercise price ranging from $0.31 to $0.92 per share, with various expiration dates. See Note 13 to NUR’s consolidated financial statements included as a part of this annual report on Form 20-F for more details.

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

          At the annual shareholders meeting held on November 18, 2003, our shareholders approved the Board’s resolution to terminate the 1995 Plan and to increase the number of ordinary shares authorized for issuance under NUR’s 2000 Stock Option Plan (as amended) in the aggregate amount that was outstanding for grant under the 1995 Plan as of July 15, 2003, thereby increasing the number of ordinary shares authorized for issuance under NUR’s 2000 Stock Option Plan by 33,261. At the annual shareholders meeting held on October 27, 2005, our shareholders approved an increase in the number of ordinary shares authorized for issuance under the 2000 Stock Option Plan by the number of ordinary shares underlying options cancelled under the 1995 Plan.

1997 Stock Option Plan

          In 1997, NUR adopted the 1997 Stock Option Plan (the “1997 Plan”), which provides for grants of stock options to employees, directors of NUR and consultants to NUR. Options to purchase an aggregate of 2,200,000 ordinary shares were originally available for grant under the 1997 Stock Option Plan, as amended.

          At the annual shareholders meeting held on November 18, 2003, our shareholders approved the Board’s resolution to terminate the 1997 Plan and to increase the number of ordinary shares authorized for issuance under NUR’s 2000 Stock Option Plan in the aggregate amount that was outstanding for grant under the 1997 Plan as of July 15, 2003, thereby increasing the number of ordinary shares authorized for issuance under NUR’s 2000 Stock Option Plan by 464,329. At the annual shareholders meeting held on October 27, 2005, our shareholders approved an increase in the number of ordinary shares authorized for issuance under the 2000 Stock Option Plan by the number of ordinary shares underlying options cancelled under the 1997 Plan.

1998 Non-Employee Director Share Option Plan

          For discussion of the 1998 Non-Employee Director Share Option Plan see “Item 6.B: Compensation.”

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

          At the annual shareholders meetings held on November 18, 2003 and October 27, 2004, our shareholders approved increases in the number of ordinary shares authorized for issuance under the 2000 Plan (as amended) to 2,997,590. At the annual shareholders meeting held on October 27, 2005, our shareholders approved an additional increase in the number of ordinary shares authorized for issuance under the 2000 Plan (as amended) by 14,500,000, from 2,997,590 to 17,497,590 and by the number of ordinary shares underlying options surrendered (except in the case of surrender for the exercise into shares) or which cease to be exercisable under the 1995 Plan and the 1997 Plan. As of June 15, 2007, the additional number of ordinary shares underlying options cancelled under the 1995 Plan and the 1997 Plan increased the number of ordinary shares authorized for issuance under the 2000 Plan by 164,300 from 17,497,590 to 17,661,890. The 2000 Plan will expire on August 31, 2008, unless previously terminated or extended by the Board.

          The Board has broad discretion to determine the persons entitled to receive options under the 2000 Plan, the terms and conditions on which options are granted, and the number of ordinary shares subject thereto. The Board delegated to NUR’s management its authority to issue ordinary shares issuable upon exercise of options under the 2000 Plan. The exercise price of the option shares under the 2000 Plan is determined by the Stock Option and Compensation Committee, provided, however, that the exercise price of any option granted shall not be less than eighty percent (80%) of the stock value at the date of grant of such options. The stock value at any time is equal to the then current fair market value of NUR’s ordinary shares. For purposes of the 2000 Plan (as amended), the fair market value means, as of any date, the last reported closing price of the ordinary shares on such principal securities exchange on the most recent prior date on which a sale of the ordinary shares took place.

          The Committee determines the term of each option granted under the 2000 Plan, including the vesting period; provided, however, that the term of an option shall not be for more than 10 years. Upon termination of employment, all unvested options lapse.

          The options granted are subject to restrictions on transfer, sale or hypothecation. Options and ordinary shares issuable upon the exercise of options granted to Israeli employees of NUR are held in a trust until the payment of all taxes due with respect to the grant and exercise (if any) of such options.

          NUR has elected the benefits available under the “capital gains” alternative of Section 102 of the Israeli Tax Ordinance. Pursuant to the election made by NUR, capital gains derived by employees arising from the sale of shares acquired as a result of the exercise of options granted to them under Section 102, will be subject to a flat capital gains tax rate of 25% (instead of the gains being taxed as salary income at the employee’s marginal tax rate). However, as a result of this election, NUR will no longer be allowed to claim as an expense for tax purposes the amounts credited to such employees as a benefit when the related capital gains tax is payable by them, as NUR was previously entitled to do. NUR may change its election from time to time, as permitted by the Tax Ordinance. There are various conditions that must be met in order to qualify for these benefits, including registration of the options in the name of a trustee (the “Trustee”) for each of the employees who is granted options. Each option, and any ordinary shares acquired upon the exercise of the option, must be held by the Trustee for a period commencing on the date of grant and ending no earlier than 24 months after the date of grant.

          As of December 31, 2006, there were outstanding options to purchase 11,852,064 ordinary shares of NUR, out of which 2,980,878 options were vested.

ITEM 7: Major Shareholders and Related Party Transactions

A.	Major Shareholders

          The following table sets forth information regarding the beneficial ownership of NUR’s ordinary shares as of June 15, 2007, by each person known by NUR to be the beneficial owner of more than 5% of our ordinary shares. Each of our shareholders has identical voting rights with respect to its shares. All of the information with respect to beneficial ownership of the ordinary shares is given to the best of NUR’s knowledge.

	Ordinary Shares Beneficially Owned(1)	Percentage of Ordinary Shares Beneficially Owned

Fortissimo Entities (2)	44,999,999	49.12%
Kanir Joint Investments (2005) Limited Partnership (3)	15,000,001	19.05%
Dan and Edna Purjes (4)(5)	9,483,279	12.51%
Old LaneLuxemburg Master Fund S.a.r.l (6)	4,814,815	6.56%
Bank Hapoalim B.M (7)	4,978,396	6.44%
Meitav Entities (8)	4,647,441	6.34%

(1)

As used in this table, “beneficial ownership” means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security. For purposes of this table, a person is deemed to be the beneficial owner of securities that can be acquired within 60 days from June 15, 2007 through the exercise of any option or warrant. Ordinary shares subject to options or warrants that are currently exercisable or exercisable within 60 days are deemed outstanding for computing the ownership percentage of the person holding such options or warrants, but are not deemed outstanding for computing the ownership percentage of any other person. The amounts and percentages are based on a total of 72,325,502 ordinary shares outstanding as of June 15, 2007.

(2)

According to information provided by the holders, the “Fortissimo Entities” consist of Fortissimo Capital Fund GP, LP (“FFC-GP”), Fortissimo Capital Fund (Israel), LP (“FFC-Israel”); Fortissimo Capital Fund (Israel-DP), LP (“FFC-Israel-DP”); and Fortissimo Capital Fund, LP (“FFC Cayman”). FFC-GP and FFC Cayman are limited partnerships incorporated in the Cayman Islands. FFC-Israel and FFC-Israel-DP are limited partnerships incorporated in Israel. FFC-Israel, FFC-Israel-DP and FFC Cayman invest together, in the framework of parallel private equity funds, which are managed by FFC GP. The holdings of the Fortissimo Entities consist of 40,237,488 ordinary shares (including 17,244,638 ordinary shares issuable upon exercise of warrants) beneficially held by FFC-Israel, 3,586,229 ordinary shares (including 1,536,955 ordinary shares issuable upon exercise of warrants) beneficially held by FFC-Israel-DP and 1,176,282 ordinary shares (including 504,121 ordinary shares issuable upon exercise of warrants) beneficially held by FFC Cayman. In October 2005, the Fortissimo Entities and Kanir entered into a shareholders agreement described in “Item 10.C: Material Contracts.” Pursuant to Rule 13d-5(b)(1) of the Exchange Act the Fortissimo Entities may, together with Kanir be deemed to be members of a “Group” as such term is defined under the Exchange Act and the Fortissimo Entities may be deemed to beneficially own the ordinary shares beneficially owned by Kanir, or 60,000,000 in the aggregate. Each of the Fortissimo Entities disclaims beneficial ownership of the shares owned by Kanir.

(3)

According to information provided by the holder, Kanir is an Israeli limited partnership. The holdings of Kanir include 6,428,572 ordinary shares issuable upon exercise of warrants. In October 2005, the Fortissimo Entities and Kanir entered into a shareholders agreement described in “Item 10.C: Material Contracts.” Pursuant to Rule 13d-5(b)(1) of the Exchange Act Kanir may, together with the Fortissimo Entities be deemed to be members of a “Group” as such term is defined under the Exchange Act and Kanir may be deemed to beneficially own the ordinary shares beneficially owned by the Fortissimo Entities, or 60,000,000, in the aggregate. Kanir disclaims beneficial ownership of the shares owned by the Fortissimo Entities.

(4)

According to information provided by the holders, Dan and Edna Purjes beneficially own 9,483,279 ordinary shares. The holding of Dan and Edna Purjes consists of 9,174,041 ordinary shares (including 3,331,731 ordinary shares issuable upon exercise of warrants) beneficially owned by Dan and Edna Purjes, 95,068 ordinary shares (including 14,423 ordinary shares issuable upon exercise of warrants) beneficially owned by Y Securities Limited and 214,170 ordinary shares (including 132,273 ordinary shares issuable upon exercise of warrants) beneficially owned by X Securities Limited. Pursuant to Rule 13d-5(b)(1) of the Exchange Act Dan and Edna Purjes may, together with the Purjes Foundation, First Purjes Descendants, LP and the Second Purjes Descendants, LP, be deemed to be members of a “Group” as such term is defined under the Exchange Act and Dan and Edna Purjes may be deemed to beneficially own the ordinary shares beneficially owned by such entities, or 9,768,483, in the aggregate. Dan and Edna Purjes disclaim beneficial ownership of the shares owned by the Purjes Foundation, First Purjes Descendants, LP and the Second Purjes Descendants, LP.

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

(6)

According to information provided by the holder, Old Lane Luxemburg Master Fund S.a.r.l (“Old Lane”) is a private company registered in Luxemburg. The 4,814,815 ordinary shares held by Old Lane are held for the benefit of its shareholders as follows: (i) 2,207,408 ordinary shares and 662,222 ordinary shares underlying a warrant held for the benefit of Old Lane Cayman Master Fund L.P., a limited partnership registered in the Cayman Islands (“Old Lane Cayman”), (ii) 625,926 ordinary shares and 187,778 ordinary shares underlying a warrant held in for the benefit of Old Lane HMA Master Fund, L.P., a limited partnership registered in the Cayman Islands (“Old Lane HMA”) and (iii) 870,370 ordinary shares and 261,111 ordinary shares underlying a warrant held in for the benefit of Old Lane U.S. Master Fund L.P., a limited partnership registered in Delaware, USA (“Old Lane US” and, together with Old Lane Cayman and Old Lane HMA, the “Old Lane Entities”). All of these shares and warrants were acquired in connection with the 2007 private placement and the warrants are five-year warrants with an exercise price of $0.65 per ordinary share and all warrants are exercisable within 60 days. Old Lane disclaims beneficial ownership of the shares held for the benefit of the Old Lane Entities.

(7)

According to information provided by the holder, Bank Hapoalim is an Israeli publicly traded company. The holdings of Bank Hapoalim consist of warrants to purchase 4,978,396 ordinary shares exercisable within 60 days.

(8)

According to information provided by the holders, the “Meitav Entities” consist of Meitav Investment House Ltd. (“Meitav Investment”), Meitav Investment Management Ltd. (“Meitav Management”) and Meitav Gemel Ltd. (“Meitav Gemel”), all of which are Israeli companies, and of Michal and Avner Stepak. The 4,647,441 ordinary shares beneficially owned by the Meitav Entities consist of: (i) 845,000 ordinary shares (including 195,000 ordinary shares issuable upon exercise of warrants) held by Meitav Investment, (ii) 1,154,250 ordinary shares (including 146,250 ordinary shares issuable upon exercise of warrants) held by Meitav Management, (iii) 2,407,431 ordinary shares (including 555,561 ordinary shares issuable upon exercise of warrants) held by Meitav Gemel for the benefit of beneficiaries of various provident, severance and education funds it manages and (iv) 240,760 ordinary shares (including 55,560 ordinary shares issuable upon conversion of warrants) held by Michal and Avner Stepak. Meitav Gemel and Meitav Management are wholly owned subsidiaries of Meitav Investment. Avner Stepak is the son of Zvi Stepak, a controlling shareholder of Meitav Investment, and the vice president of business development of Meitav Investment. Pursuant to Rule 13d-5(b)(1) of the Exchange Act, the Meitav Entities may be deemed to be members of a “Group” as such term is defined under the Exchange Act. The ordinary shares held by Meitav Gemel are held for the benefit of the beneficiaries of such funds and the Meitav Entities disclaim beneficial ownership of such shares. Each of the Meitav Entities disclaims beneficial ownership of the ordinary shares held by the other Meitav Entities, except to the extent of their pecuniary interest therein.

Significant Changes in the Ownership of Major Shareholders

          On October 31, 2005, we closed a private placement with a group of investors led by Fortissimo. As of June 15, 2007, the Fortissimo Entities are the beneficial owners of 44,999,999 (including 19,285,714 ordinary shares issuable upon exercise of warrants), or 49.12%, of our ordinary shares and Kanir is the beneficial owner of 15,000,001 (including 6,428,572 ordinary shares issuable upon exercise of warrants), or 19.05%, of our ordinary shares. On December 8, 2005, we consummated the debt restructuring agreement. As of June 3, 2007, Bank Hapoalim B.M. is the beneficial owner of 4,978,396 ordinary shares (consisting of shares issuable upon exercise of warrants), or 6.44% of our ordinary shares. As of May 31, 2007, Dan and Edna Purjes were the beneficial owners of 9,483,279 (including 3,478,427 ordinary shares issuable upon exercise of warrants), or 12.51%, of our ordinary shares. The Purjes’s ownership interest increased from 28.5% as of December 31, 2002 to 31.15% as of December 31, 2003 and decreased to 30% as of December 31, 2004. The Purjes’s ownership interest increased to 36.54% in April 17, 2005 and was decreased to 16.51% in October 2005 and further decreased to 12.51% as of May 2007. In the beginning of 2007 we completed a private placement with a group of investors. On January and February 2007, we closed a private placement with certain investors. As of June 4, 2007, Old Lane Luxemburg and the Meitav Entities, who participated in a private placement, are the beneficial holders of 4,814,815 ordinary shares (including 1,111,111 ordinary shares issuable upon exercise of warrants), or 6.56% and 4,647,441 ordinary shares (including 952,371 ordinary shares issuable upon exercise of warrants), or 6.34%, respectively. As a result of the private placement in the beginning of 2007, Bank Leumi Le Israel B.M. ceased to be a major shareholder of NUR. See Item “10.B: Memorandum of Association and Amended and Restated Articles of Association” for a description of the shareholders agreement among the Fortissimo Entities and Kanir.

Record Holders

          Based on a review of the information provided to us by our transfer agent, as of June 15, 2007, there were 100* record holders of ordinary shares, of which 39 represented United States* record holders holding approximately 31.86% of the outstanding ordinary shares of NUR.

*	Including the Depository Trust Company.

B.	Related Party Transactions

          On January 24, 2006, we entered into a lease agreement with Telrad to lease approximately 3,400 square meters (36,597 square feet) in the Telrad Campus in Lod, Israel for the purpose of housing our manufacturing facility. The lease agreement has a term of 60 months beginning on June 2006. We have the option to extend the lease period by one additional term of 60 months. In the event we exercise our option to extend the lease, Telrad has the right to increase the monthly lease payment by up to 5%. We may terminate the lease after 30 months on three-month prior notice. We expect that the new manufacturing facility in the Telrad Campus will be sufficient for our current and future requirements. The Fortissimo Entities, which are deemed a major shareholder of Telrad, beneficially own approximately 49.12% of our ordinary shares and have appointed, together with Kanir, 4 members to our Board. In February 2006, the Audit Committee and the Board approved the execution and delivery of the Telrad lease agreement.

          Pursuant to NUR’s undertaking in connection with the Fortissimo private placement, on May 16, 2006, NUR and Fortissimo entered into a Second Ranking Floating Charge Agreement. The second ranking floating charge created under this agreement secures a subordinated debt in the amount of $5 million that was assigned by Bank Hapoalim B.M., Bank Leumi Le-Israel B.M. and Israel Discount Bank Ltd. to the Fortissimo Entities as part of the debt restructuring described in “Item 10.C: Material Contracts.” The Fortissimo’s second ranking floating charge was registered over NUR’s assets and is subordinate to all securities and guarantees of the lender banks.

          For a further discussion of the transactions and balances with related parties see “Item 10.C: Material Contracts” and Note 12 to NUR’s consolidated financial statements, which are included as a part of this annual report.

C.	Interests of Experts and Counsel

Not Applicable.

ITEM 8: Financial Information

A.	Consolidated Statements and Other Financial Information.

Consolidated Statements

          For our audited consolidated financial statements for the year ended December 31, 2006, please see pages F-2 to F-47 of this report.

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

          In August 2001, Printable B.V., a client of NUR Europe, filed a suit against NUR Europe in the Commercial Court of Brussels. The client claims that the contract between Printable and NUR Europe for the sale of two machines is null and void, and it further seeks damages amounting to approximately €1.57 million (or $2.07 million). NUR Europe filed a counter claim for the collection of outstanding amounts. In April 2004, the Commercial Court of Brussels denied Printable’s claims and ordered Printable to pay NUR Europe an amount of approximately €0.15 million (or $0.2 million). Printable appealed that judgment. We believe that the client’s appeal is without merit and NUR Europe is defending itself vigorously against the claim.

          In October 2001, Distrade SL, a client of NUR Europe, filed a suit against NUR Europe in the Commercial Court of Brussels, alleging technical defaults in a machine purchased by it. Distrade is seeking reimbursement of the purchase price it paid amounting to approximately $0.18 million, as well as damages of approximately €0.23 million (or $0.30 million). NUR Europe filed a counterclaim of $0.216 million in respect of unpaid invoices. The Commercial Court of Brussels appointed an expert in order to hear the parties’ claims, to examine the machine and provide an opinion regarding the damages suffered by Distrade from the machine’s use. NUR Europe is defending itself vigorously against the claim.

          In March 2002, a former employee filed a lawsuit against a subsidiary in the amount of €0.25 million (or $0.33 million) plus certain indemnities and interest. In September 2003, the Work Tribunal of Nivelles rendered a judgment instructing the subsidiary to pay the former employee € 0.25 million plus interest accruing thereon. In January 2004, the subsidiary filed an appeal. In October 2005, the court of appeal rendered a judgment instructing the subsidiary to indemnify the former employee in the amount of € 0.12 million (or $0.16 million) plus the interest accrued thereon. During 2006 the court of appeal ruled in favor of the former employee regarding, among other things, certain indemnities sought by the former employee. As of December 31, 2006, the outstanding balance still owed to the former employee was $0.132 million.

          During 2002, two end-users, Jiaxing Dapeng Advertising Limited Company and Guangzhou Junhao Printing Limited Company, filed separate lawsuits in China against subsidiaries of the Company alleging bad quality of products and seeking reimbursement in aggregate amount of $0.472 million. Based on the management’s estimate and the opinion of NUR’s legal counsel, it is less than likely that the subsidiaries will be required to pay the amount claimed.

          During 2003, Julius Heywinkel GmbH, a former supplier and manufacturer of NUR Media Solutions filed suit against NUR Media Solutions in the Court of Osnabrück, Germany, claiming that NUR Media Solutions owed penalties as a result of NUR Media Solutions’s alleged failure to purchase certain minimum quantities prescribed under an agreement between NUR Media Solutions and Heywinkel. Heywinkel was seeking damages in approximately the amount of €0.93 million (or $1.245 million). In February 2006, the Court of Osnabrück has ordered NUR Media Solutions to pay Heywinkel an aggregate amount of €1.2 million (or $1.64 million) representing penalties and accrued interest. NUR Media Solutions filed an appeal, which was rejected by the High Regional Court in Oldenburg, Germany in July 2006.

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

          In December 2003, Imagens Digitais Ltda., a client of NUR DO Brazil Ltda., filed a suit against NUR DO Brazil Ltda. and NUR America in Brazil, alleging that a machine purchased by it failed to perform. Imagens is seeking reimbursement of the purchase price paid by it in the amount of approximately $0.29 million. We believe that the claim is without merit and both NUR DO Brazil and NUR America are defending themselves vigorously against the claim.

          In November 2004, Citicorp Vendor Finance, Inc. (“CVF”), a corporation that extended equipment lease financing to a client, filed a complaint against NUR America in the Superior Court of New Jersey alleging that NUR America is in default under remarketing agreement related to the sale of equipment to Print Systems, Inc. (“PSI”) in 2001. In August 2005, the parties reached an out of court settlement, under which NUR America agreed to pay CVF the amount of $0.25 million in several installments. As of December 31, 2006, the Company paid this amount in full.

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

          In July 2005, the tribunal of the first instance of Nivelles confirmed a motion filed against NUR Europe by a former employee for the seizure of that subsidiary’s tangible assets in the amount of €0.5 million (or $0.66 million). In January 2006, the tribunal of the first instance of Nivelles reduced the seizure for an amount of €0.12 million (or $0.16 million). NUR Europe filed an appeal of that decision. In October 2005, the former employee filed a lawsuit against NUR Europe in the amount of €0.48 million (or $0.64 million) plus certain indemnities and interest thereon. In May 2007, the court ruled in favor of NUR Europe and dismissed the claim.

          In October 2005, Dan Purjes, NUR’s former chairman and beneficial owner of approximately 16.51% of NUR’s ordinary shares, filed a complaint against NUR in the Supreme Court, New York County seeking to recover the right to vote his ordinary shares. The right to vote Mr. Purjes’s ordinary shares had been transferred to NUR pursuant to a voting agreement dated January 23, 2005 by and between Mr. Purjes and NUR. The complaint filed by Mr. Purjes seeks to have the voting agreement declared unenforceable. During 2006, part of the case was dismissed by the court and the rest of the case was dismissed with leave to refile.

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

B.	Significant Changes

          Except as otherwise disclosed in this annual report, no significant change has occurred since December 31, 2006.

ITEM 9: The Offer and Listing

A.	Offer and Listing Details

          Not applicable other than Item 9.A.4.

Stock Price History

          The prices set forth below are high and low closing market prices for the ordinary shares of NUR as reported by Nasdaq National Market, the Nasdaq Capital Market or the Pink Sheets, as applicable, for the fiscal year ended December 31 of each year indicated below, for each fiscal quarter indicated below, and for each month for the six-month period ending May 31, 2007. Such quotations reflect inter-dealer prices, without retail markup, markdown, or commission and may not necessarily represent actual transactions. Our ordinary shares are currently quoted in the over-the-counter market in the “Pink Sheets” under the symbol “NURMF.PK.”

Year	High (US)	Low (US)

2002	$3.61	$0.50
2003	2.44	0.25
2004	2.14	0.66
2005	0.83	0.18
2006	0.84	0.50

2005
First Quarter	$0.83	$0.50
Second Quarter	0.78	0.18
Third Quarter	0.62	0.25
Fourth Quarter	0.60	0.39

2006
First Quarter	$0.84	$0.51
Second Quarter	0.82	0.63
Third Quarter	0.80	0.65
Fourth Quarter	0.68	0.50

2007
First Quarter	$0.65	$0.43
Second Quarter	0.56	0.46

Most Recent Six Months
May 2007	$0.55	$0.49
April 2007	0.56	0.46
March 2007	0.57	0.46
February 2007	0.65	0.49
January 2007	0.60	0.43
December 2006	0.66	0.52

B.	Plan of Distribution

          Not Applicable.

C.	Markets

Markets

          Our ordinary shares are currently quoted in the over-the-counter market in the “Pink Sheets” under the symbol “NURMF.PK.”

          Our ordinary shares were traded on the Nasdaq National Market between October 1995 and July 2003. Our ordinary shares were traded on the Nasdaq Capital Market between July 2003 and May 2005.

D.	Dilution

          Not Applicable.

E.	Expenses of the Issue

          Not Applicable.

ITEM 10: Additional Information

A.	Share Capital

          Not applicable.

B.	Memorandum of Association and Amended and Restated Articles of Association

          Set forth below is a brief description of certain provisions contained in the Memorandum of Association, the Amended and Restated Articles of Association as well as certain statutory provisions of Israeli law. The Memorandum of Association and the Articles are incorporated by reference herein. The description of certain provisions does not purport to be a complete summary of these provisions and is qualified in its entirety by reference to such exhibits.

Authorized Share Capital

          The authorized share capital of NUR is one hundred seventy million (170,000,000) New Israeli Shekels, divided into one hundred and seventy million ordinary shares, NIS 1.00 par value per share.

Purpose and Objective

          We are a public company registered under the Companies Law as NUR Macroprinters Ltd., registration number 52-003986-8. Pursuant to Section 3.1 of NUR’s Articles, our objective is to undertake any lawful activity, including any objective set forth in our Memorandum of Association. Pursuant to Section 3.2 of our Articles, our purpose is to operate in accordance with commercial considerations with the intentions of generating profits.

Board of Directors

          Under the Companies Law, the Board is authorized to set NUR’s strategy and supervise the performance of the duties and actions of NUR’s chief executive officer. The Board may not delegate to a committee of the Board or the chief executive officer the right to decide on certain of the authorities vested with it, including determination of NUR’s strategy, distributions, certain issuances of securities and approval of financial reports. The powers conferred upon the Board are vested in the Board as a collective body and not in each one or more of the directors individually. Unless otherwise set forth in a resolution of the shareholders, the Board shall consist of not less than four (4) nor more than twelve (12) directors (including any external directors whose appointment is mandated under the Companies Law).

          The directors are elected annually at a general meeting of shareholders and remain in office until the next annual meeting at which time they retire, unless their office is previously vacated as provided in the Articles. A retiring director may be reelected. If no directors are elected at the annual meeting, all of the retiring directors remain in office pending their replacement at a general meeting. Holders of the ordinary shares do not have cumulative voting rights in the election of directors. Consequently, the holders of ordinary shares in the aggregate conferring more than 50% of the voting power, represented in person or by proxy, will have the power to elect all the directors. Pursuant to the Companies Law, publicly traded companies must appoint at least two external directors to serve on their Board of Directors and Audit Committee. For further information concerning external directors see “Item 6.C: Board Practices.”

          The Companies Law codifies the fiduciary duties that an Office Holder has to the Company. An Office Holder’s fiduciary duties consist of a Duty of Loyalty and a Duty of Care. For more information concerning these duties, the approval process of certain transactions and other board practices see “Item 6.C: Board Practices.”

          Under the Companies Law, all arrangements with regard to the compensation of Office Holders who are not Directors require the approval of the Board of Directors. Arrangements regarding the compensation of Directors require Audit Committee, Board and Shareholder approval. Borrowing powers exercisable by the directors are not specifically outlined in the Company’s Articles.

          No person shall be disqualified to serve as a director by reason of his not holding shares in NUR. Additionally, there is no age limit for the retirement of directors.

Rights of Shareholders

          No preemptive rights are granted to holders of ordinary shares under the Articles or the Companies Law. Each ordinary share is entitled to one vote on all matters to be voted on by shareholders, including the election of directors. Non-residents of Israel may freely hold and trade the ordinary shares pursuant to general and specific permits issued under Israel’s Currency Control Law, 1978. Neither the Memorandum of Association nor the Articles make any distinction between residents and non-residents of Israel with respect to the ownership of ordinary shares. The Memorandum of Association, the Articles and Israeli law do not make any distinction between residents and non-residents of Israel with respect to the voting rights related thereto.

          An annual meeting of shareholders must be held once in every calendar year at such time (within a period of not more than fifteen months after the last preceding annual meeting) and at such place as may be determined by the Board. The Board may, at any time, convene Extraordinary General Meetings of shareholders, and shall be obligated to do so upon receipt of a requisition in writing of (i) two directors or one quarter of the directors holding office; and/or (ii) one or more shareholders holding at least 5% of the issued capital and at least 1% of the voting rights in the Company; and/or (iii) one or more shareholders holding at least 5% of the voting rights in the Company. A requisition must detail the objects for which the meeting must be convened and shall be signed by the persons requisitioning it and sent to the Company’s registered office. Where the Board of Directors is required to convene a special meeting, it shall do so within 21 days of the requisition being submitted. Prior to any general meeting a written notice thereof shall be delivered to all registered holders and to all other persons entitled to attend, and shall be otherwise made public as required by Israeli law.

          Two or more members present in person or by proxy and holding shares conferring in the aggregate more than 33 1/3% of the total voting power attached to our shares shall constitute a quorum at general meetings. If a meeting is adjourned due to the lack of a quorum (and provided that it was not convened due to the requisition of certain shareholders), one or more shareholders, holding not less than 33 1/3% of all the outstanding voting power attached to the ordinary shares, present in person or by proxy at the subsequent adjourned meeting, will constitute a quorum. Unless provided otherwise by the terms of issue of the shares, no member shall be entitled to be present or vote at a general meeting (or to be counted as part of the quorum) unless all amounts due as of the date designated for same general meeting with respect to his shares were paid. A resolution shall be deemed adopted if the requisite quorum is present and the resolution is supported by members present, in person or by proxy, vested with more than fifty percent (50%) of the total voting power attached to the shares whose holders were present, in person or by proxy, at such meeting and voted thereon, or such other percentage required by law or set forth in the Articles from time to time.

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

Changing Rights Attached to Shares

        According to our Articles, in order to change the rights attached to any class of shares, unless otherwise provided by the terms of the class, such change must be adopted by a general meeting of the shareholders and by a separate general meeting of the holders of the affected class with a majority of the voting power participating in such meeting. The provisions of the Articles relating to General Meetings of NUR’s shareholders shall apply, mutatis mutandis, to any separate General Meeting of the holders of the shares of a specific class; provided, however, that the requisite quorum at any such separate General Meeting shall be one or more members present in person or by proxy and holding not less than thirty three and one third percent (33 1/3%) of the issued shares of such class.

          The above-mentioned conditions are not more onerous than is required by law.

Dividends and Profits

          The Board may from time to time, subject to the provisions of Companies Law, declare and order the payment of a dividend from NUR’s accrued profits at the rate it may deem, provided that there is no reasonable concern that payment of such dividend may prevent NUR from meeting its current and expected liabilities when they become due. Upon recommendation by the Board, dividends may be paid, in whole or in part, by the distribution of specific assets of NUR and/or by the distribution of shares and/or debentures of NUR and/or of any other company, or in any combination of such manners. Subject, if any, to special or restricted rights conferred upon the holders of shares as to dividends, the dividends shall be distributed in accordance with the paid-up capital of NUR attributable to the shares for which the dividend has been declared. Our obligation to pay dividends or any other amount in respect of shares may be set-off against any indebtedness, however arising, liquidated or non-liquidated, of the person entitled to receive the dividend. Any dividend unclaimed within the period of seven years from the date stipulated for their payment, shall be forfeited and returned to us, unless otherwise directed by the Board. In the event of the winding up of NUR, then, subject to provisions of any applicable law and to any special or restricted rights attached to a share, our assets in excess of our liabilities will be distributed among the shareholders in proportion to the paid-up capital attributable to the shares in respect of which the distribution is being made.

Redemption Provisions

          NUR may, subject to any applicable law, issue redeemable securities and then redeem them.

Certain Transactions with Controlling Persons

          No provision in the Articles discriminates against an existing or prospective holder of securities, as a result of such shareholder owning a substantial amount of shares. However, the Companies Law also provides that some transactions between a public company and a controlling shareholder, or transactions in which a controlling shareholder of the company has a personal interest but which are between a public company and another entity, require the approval of the board of directors and of the shareholders. The Companies Law defines a controlling shareholder as a person who holds 25% or more of the voting rights at the company’s general meeting, provided there is no other person that holds more than 50% of the voting rights in the company; for purposes of holding, two or more persons who hold voting rights in the company and each of whom has a personal interest in the approval of the same transaction up for approval by the company shall be deemed one holder. Moreover, an extraordinary transaction with a controlling shareholder or the terms of compensation of a controlling shareholder, or an extraordinary transaction with another person in whom the controlling shareholder has a personal interest must be approved by the audit committee, the board of directors and shareholders. The shareholder approval for an extraordinary transaction must include at least one-third of the shareholders who have no personal interest in the transaction who voted on the matter. The transaction can be approved by shareholders without this one-third approval, if the total shareholdings of those shareholders who have no personal interest and voted against the transaction do not represent more than one percent of the voting rights in the company.

Anti-takeover Provisions; Mergers and Acquisitions under Israeli Law

          The Companies Law permits merger transactions with the approval of each party’s board of directors and generally requires shareholder approval, as well. Under a recent amendment to the Companies Law, a merger with a wholly owned subsidiary does not require approval of the surviving company’s shareholders. A merger does not require approval of the surviving company’s shareholders if (i) the merger does not require amending the surviving company’s memorandum of association or articles of association and (ii) the surviving company does not issue more than 20% of its voting power in connection with the merger and pursuant to the issuance no shareholder would become a controlling shareholder. Shareholder approval of the surviving company would nevertheless be required if the other party to the merger, or a person holding more than 25% of the outstanding voting shares or means of appointing the board of directors of the other party to the merger, holds any shares of the surviving company. In accordance with the Companies Law, our Articles provide that a merger may be approved at a shareholders meeting by a majority of the voting power represented at the meeting, in person or by proxy, and voting on that resolution. The Companies Law provides that in determining whether the required majority has approved the merger, shares held by the other party to the merger, any person holding at least 25% of the outstanding voting shares or means of appointing the board of directors of the other party to the merger, or the relatives or companies controlled by these persons, are excluded from the vote.

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

          The Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 25% or greater shareholder of the company. This rule does not apply if there is already another 25% or greater shareholder of the company. Similarly, the Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would hold greater than a 45% interest in the company, unless there is another shareholder holding more than a 45% interest in the company. These requirements do not apply if, in general, the acquisition (1) was made in a private placement that received shareholder approval, (2) was from a 25% or greater shareholder of the company which resulted in the acquiror becoming a 25% or greater shareholder of the company, or (3) was from a shareholder holding more than a 45% interest in the company which resulted in the acquiror becoming a holder of more than a 45% interest in the company.

          If, as a result of an acquisition of shares, the acquirer will hold more than 90% of a company’s outstanding shares, the acquisition must be made by means of a tender offer for all of the outstanding shares. If less than 5% of the outstanding shares are not tendered in the tender offer, all the shares that the acquirer offered to purchase will be transferred to the acquirer. The Companies Law provides for appraisal rights if any shareholder files a request in court within three months following the consummation of a full tender offer. If more than 5% of the outstanding shares are not tendered in the tender offer, then the acquiror may not acquire shares in the tender offer that will cause his shareholding to exceed 90% of the outstanding shares.

          Regulations under the Companies Law provide that the Companies Law’s tender offer rules do not apply to a company whose shares are publicly traded outside of Israel, if pursuant to the applicable foreign securities laws and stock exchange rules there is a restriction on the acquisition of any level of control of the company, or if the acquisition of any level of control of the company requires the purchaser to make a tender offer to the public shareholders.

Duties of Shareholders

          Under the Companies Law, a shareholder has a duty to act in good faith towards the company and other shareholders and to refrain from abusing his or her power in the company including, among other things, when voting in a general meeting of shareholders or in a class meeting on the following matters:

—	any amendment to the articles of association;

—	an increase in the company’s authorized share capital;

—	a merger; or

—	approval of related party transactions that require shareholder approval.

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

Fortissimo Private Placement

          In October 2005, NUR consummated a private placement of ordinary shares to a group of investors led by Fortissimo (the “Fortissimo Investors”). The Fortissimo investment was approved by the Board and by NUR’s annual and special shareholders meeting held on October 27, 2005. NUR raised $12 million through the private placement of 34,285,714 ordinary shares (the “Fortissimo Shares”) to the Fortissimo Investors at a price per share of $0.35. The Fortissimo Investors also received five-year warrants to purchase up to 25,714,286 ordinary shares at an exercise price of $0.40 per share (the “Fortissimo Warrants”).

          Under the terms of the investment agreement, the purchase price of $12 million was to be paid in three installments. The first two installments, $5 million each, were paid at the closing and in January 2006. The remaining installment, in the amount of $2 million, was due to be paid on October 2006. In August 2006 NUR and the Fortissimo Investors reached an agreement to accelerate the payment of $1.2 million and such payment was made on September 2006. The remaining $0.8 million were paid on October 2006. See Note 1b to NUR’s consolidated financial statements included as a part of this annual report on Form 20-F for more details.

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

▪

a bankruptcy, insolvency or reorganization proceeding under any bankruptcy or insolvency or similar law, whether voluntary or involuntary, which is properly commenced by or against NUR, which proceedings are not lifted or stayed within ninety days thereafter;

▪	a receiver or liquidator is appointed to all, or substantially all, of NUR’s assets which appointment is not lifted or stayed within ninety days thereafter; or

▪

NUR enters into a stay of proceedings pursuant to Section 350 of the Israeli Companies Law, which proceedings are not lifted within 90 days (such period of time shall not apply if it prejudices the rights of the Lender Banks).

          Under the terms of an agreement entered into between Fortissimo and the Lender Banks on September 12, 2005, the Subordinated Debt was assigned by the Lender Banks to Fortissimo. See “Item 7.B: Related Party Transactions.”

          In addition, under the terms of the debt restructuring agreement NUR agreed to direct the $2 million third installment of the Fortissimo investment to repay $2 million of NUR’s bank debt on the first anniversary of the closing of the debt restructuring agreement. This $2 million repayment of bank debt consisted of $1.9 million of principal and $0.1 million of fixed interest.

          The repayment of NUR’s remaining $22 million of outstanding bank debt (the “Remaining Debt”) was rescheduled for repayment under a new credit facility. The credit facility is divided into a revolving short-term credit line in the amount of approximately $11 million, and a ten-year long-term loan in the amount of $11 million. The revolving credit line is renewable on a yearly basis at the request of NUR for up to six years unless NUR has defaulted on the terms of the credit facility or the Lender Banks otherwise have the right to demand repayment of the amounts outstanding under the revolving credit line. NUR is required to pay interest on the revolving credit line quarterly. NUR will not be required to make any annual principal payments, payable in four quarterly installments, under the new long-term loan for a period of two years and thereafter is required to make the following principal payments:

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

          NUR also has agreed to maintain the following ratios of (1) the total amounts owed to the Lender Banks plus available credit under the new revolving credit facility plus debts of subsidiaries to outside lenders incurred above an aggregate of €2.035 million (or $2.69 million) to (2) EBITDA (as defined in the debt restructuring agreement)

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

          We believe that the new agreements with the Lender Banks of September 2005 will allow a better alignment between the debt’s magnitude, as well as the financial covenants and NUR’s current business plan. Our failure to observe covenants when due or satisfy conditions under the loan agreements may result in the banks accelerating our obligations, which would obligate us to immediately repay all loans made by the banks plus penalties, and the banks would be entitled to exercise the remedies available to them under the credit facility, including enforcement of their lien against all our assets, which may result in a material adverse effect on our business and financial results. The loans are repayable in annual installments as of 2008 and until 2015.

2007 Private Placement

          In the beginning of 2007 we raised $6.3 million through the private placement of 11,734,950 of our ordinary shares to various investors at a price of $0.54 per share. The investors also received warrants to purchase additional 3,520,485 ordinary shares at an exercise price of $0.65 per share, exercisable for a period of five years following the closing of the private placement. The private placement included two stages, an initial closing resulting in gross proceeds in the amount of $3.8 million in January 2007 and a follow-on investment resulting in gross proceeds of $2.5 million in February 2007. In connection with the private placement, we paid our adviser, Meitav Underwriting Ltd., a cash fee of $0.25 million.

          Under the subscription agreement entered into between NUR and each of the investors, NUR is required, on a best efforts basis, to file a registration statement registering the ordinary shares and ordinary shares underlying warrants for resale within six months following the private placement. The investors in the private placement were provided with the same registration rights provided to the Fortissimo Investors and were also provided with the right to receive partial liquidated damages in the event the company does not meet certain target dates set forth in the agreement in connection with the registration of the shares. The partial liquidated damages are in an amount equal to 1.0% of the aggregate purchase price paid by each investor per month.

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

—	During the Term, Mr. Purjes may not dispose of any of the ordinary shares and securities exercisable for or convertible into ordinary shares which are subject to the Proxy, other than:

	▪	any number of shares in the open market through a stock broker or dealer for the sole purpose of effecting an immediate sale of such shares;

▪

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

	▪	to a certain unaffiliated third party through a private transaction;

▪

pledging, hypothecating, creating a security interest in or lien on, or commit to do any of the foregoing with respect to the subject securities, provided, that such securities will continue to be subject to the Proxy; and

▪

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

          Israeli law places limitations on foreign currency transactions and transactions between Israeli and non-Israeli residents, including payment of dividends. The Controller of Foreign Exchange at the Bank of Israel, through “general” and “special” permits, may regulate or waive these limitations. In May 1998, the Bank of Israel liberalized its foreign currency regulations by issuing a new “general” permit providing that foreign currency transactions are generally permitted, although certain restrictions still apply. Restricted transactions include foreign currency transactions by institutional investors, including futures contracts by foreign residents for periods of more than one month, and investments outside of Israel by pension funds and insurers. Under the new general permit, all foreign currency transactions must be reported to the Bank of Israel and a foreign resident must report to his financial mediator about any contract for which Israeli currency is being deposited in, or withdrawn from, his account.

          The State of Israel does not restrict in any way the ownership or voting of ordinary shares of Israeli entities by non-residents of Israel, except with respect to subjects of countries that are in a state of war with Israel.

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

General Corporate Tax Structure

          Israeli companies are generally subject to company tax on their taxable income. The applicable rate is 31% in 2006, and is scheduled to decline to 29% in 2007, 27% in 2008, 26% in 2009, and 25% in 2010 and thereafter. However, the effective tax rate payable by a company which derives income from an approved enterprise may be considerably less, as further discussed below.

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

          On April 1, 2005, an amendment to the Investment Law came into effect. The amendment revised the criteria for investments qualified to receive tax benefits. An eligible investment program under the amendment will qualify for benefits as a Privileged Enterprise (rather than the previous terminology of Approved Enterprise). Among other things, the amendment provides tax benefits to both local and foreign investors and simplifies the approval process. The period of tax benefits for a new Privileged Enterprise commences in the “Year of Commencement.” This year is the later of: (1) the year in which taxable income is first generated by a company, or (2) a year selected by the company for commencement, on the condition that the company meets certain provisions provided by the Investment Law (Year of Election). The amendment does not apply to investment programs approved prior to December 31, 2004. The new tax regime will apply to new investment programs only. Therefore, our three existing Approved Enterprises will not be subject to the provisions of the amendment.

          If a company requested the alternative package of benefits for an Approved Enterprise under the old law before the 2005 amendment, it is precluded from filing a Year of Election notice for a Privileged Enterprise for three years after the year in which the Approved Enterprise was activated.

          As a result of the amendment, tax-exempt income generated under the provisions of the amended law, will subject us to taxes upon dividend distribution or complete liquidation. As of December 31, 2006, none of our income was generated under the provision of the amendment.

          NUR has decided to permanently reinvest the tax exempt profits resulting from the “Approved Enterprise” status and not to distribute such profits as dividends. We intend to reinvest our tax-exempt income and not to distribute such income as a dividend. Accordingly, no deferred income taxes have been provided on income attributable to our Approved Enterprise programs as the undistributed tax exempt income is essentially permanent in duration.

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

          Alternatively, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election for stock of a PFIC to elect out of the tax treatment discussed three paragraphs above. If you make a mark-to-market election for the ordinary shares, you will include in income each year an amount equal to the excess, if any, of the fair market value of the ordinary shares as of the close of your taxable year over your adjusted basis in such ordinary shares. You are allowed a deduction for the excess, if any, of the adjusted basis of the ordinary shares over their fair market value as of the close of the taxable year. However, deductions are allnwable only to the extent of any net mark-to-market gains on the stock included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ordinary shares, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the ordinary shares, as well as to any loss realized on the actual sale or disposition of the ordinary shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ordinary shares. Your basis in the ordinary shares will be adjusted to reflect any such income or loss amounts. The tax rules that apply to distributions by corporations which are not passive foreign investment companies would apply to distributions by us.

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

          United States Business.Dividends and gains that are effectively connected with a Non-U.S. Holder’s conduct of a trade or business in the United States generally will be subject to tax in the same manner as they would be for U.S. Holder. Effectively connected dividends and gains received by a corporate Non-U.S. Holder may also be subject to an additional branch profits tax at a 30% rate or a lower tax treaty rate.

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

          You may review a copy of our filings with the SEC, including exhibits and schedules, and obtain copies of such materials at the SEC’s public reference room at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W, Washington, D.C. 20549. You may also obtain copies of such materials from the Public Reference Room of the SEC, Room 1580, 100 Street, N.E., Washington, D.C. 20549, at proscribed rates. You may call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC maintains an Internet site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

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

Inflation, Deflation and Fluctuation of Currencies

          See “Item 5.A: Impact of Inflation, Deflation and Fluctuation of Currencies.”

Interest Rate

          NUR’s exposure to market risk due to changes in interest rates relates primarily to the interest rate variation of NUR’s loans. As of December 31, 2006, we had a balance of $11.9 million of long-term loans and $9.0 million of short-term loans, carrying annual interest rates of LIBOR + 0.25%-2.5%. Changes in the LIBOR interest rate may affect our interest payments. As of June 15, 2007, $11.9 million and $9.0 million were outstanding in the aggregate under the long-term loans and short-term loans, respectively.

          NUR does not otherwise believe the disclosure required by Item 11 of this annual report to be material to NUR.

ITEM 12: Description of Securities Other Than Equity Securities

          Not Applicable.

PART II

ITEM 13: Defaults, Dividend Arrearages and Delinquencies

          Not Applicable.

ITEM 14: Material Modifications to the Rights of Security Holders and Use of Proceeds

          Not Applicable.

ITEM 15: Controls and Procedures

(a) Disclosure Controls and Procedures

          NUR’s principal executive officer and its principal financial officer evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended) as of the end of the period covered by this report. Such disclosure controls and procedures are designed to ensure that information required to be disclosed by NUR is accumulated and communicated to the appropriate management, including the principal executive officer and principal financial officer, on a basis that permits timely decisions regarding timely disclosure. Based on that evaluation, such principal executive officer and principal financial officer concluded that, other than as specified below, NUR’s disclosure controls and procedures as of the end of the period covered by this report have been designed and are functioning effectively to provide reasonable assurance that the information required to be disclosed by the Company in reports filed under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.

(b) Management’s Annual Report on Internal Control over Financial Reporting

          Not applicable.

(c) Changes in Internal Control over Financial Reporting

          Except as stated below, there were no changes in NUR’s internal control over financial reporting that occurred during the year ended December 31, 2006 that have materially affected, or are reasonably likely to materially affect, NUR’s internal control over financial reporting. In addition, other than as set forth below, we have not identified any significant deficiencies or material weaknesses in our internal controls for 2006.

          Following the audit of the financial statements for the year ended December 31, 2006, NUR’s independent auditors noted the existence of material weaknesses in internal control over financial reporting that relate to (1) revenue recognition, (2) monitoring provisions for slow-moving inventory and (3) the closing process of the financial statements prior to the initiation of the audit work. NUR’s management identified similar material weaknesses during the preparation of the financial reports for the year ended December 31, 2006, but believes that the material weakness identified with respect to revenue recognition relates only to revenue recognition of transactions signed in 2005 but recorded as revenue in 2006. NUR’s management believes that the additional procedures adopted during 2006 significantly increased its control over revenue recognition and it doesn’t believe the material weakness identified with this respect still exists.

          The material weaknesses identified by management and noted by our independent auditors were also identified as material weaknesses following the restatement of NUR’s financial results for 2002 through 2004, reported during 2005, and the preparation of the financial reports for the year ended December 31, 2005. Following the identification of such material weaknesses, NUR’s management evaluated them and began implementation of corrective actions in 2005.

          During 2006, NUR’s management continued implementing various corrective actions as follows: (1) mandatory revenue recognition sessions were held with the sales force and (2) NUR’s management increased its control over the revenue recognition process by reviewing each equipment sales order and COI certificate before approving it for revenue recognition. During 2007, NUR intends to increase the number of its accounting experts in the finance departments of its headquarters and subsidiaries and to address the issues of provision for slow moving inventory and the closing process of the financial statements by assigning an accounting expert to each of these areas in order to handle them methodically.

          All internal control systems, no matter how well designed and operated, have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements and can provide only reasonable assurance with respect to financial statements preparation and presentation. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

ITEM 16: Reserved

ITEM 16A: Audit Committee Financial Expert

          In March 2004, the Board determined that it has at least one Audit Committee financial expert, as defined in Item 16A of Form 20-F, serving on the Audit Committee. Lauri A. Hanover has been designated as the Audit Committee financial expert and was also determined to be “independent” under the applicable SEC and Nasdaq regulations. For additional information regarding Lauri A. Hanover’s financial experience, see “Item 6: Directors and Senior Management.”

ITEM 16B: Code of Ethics

          NUR’s Audit Committee and Board have adopted a code of ethics, as defined in Item 16B of Form 20-F, that applies to NUR’s chief executive officer, chief financial officer, vice president of finance, controller and any other person bearing the title of vice president or higher in the Finance Department of NUR and its subsidiaries. A copy of the code of ethics has been filed as an exhibit to our annual report on Form 20-F for the year ended December 31, 2003.

          There are no material modifications to, or waivers from, the provisions of the code of ethics that are required to be disclosed.

ITEM 16C: Principal Accountant Fees and Services

          Fees paid to the Independent Accountants

          Our principal accountants for the years 2005 and 2006 were Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global.

          The following table sets forth, for each of the years indicated, the fees paid to our independent registered public accounting firm.

	2005	2006
	(in thousands of U.S. Dollars)

Audit Fees(1)	$313	$263
Audit-Related Fees(2)	-	-
Tax Fees(3)	$207	$74
All Other Fees	-	-

Total	$520	$337

(1)

Professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements or services that are normally provided by the accountants in connection with statutory and regulatory filings or engagements.

(2)

Professional services rendered by our independent registered public accounting firm for the assurance and associated services that traditionally are performed by the independent auditor, including consultation concerning reporting standards.

(3)

Professional services rendered by our independent registered public accounting firm for international and local tax compliance and tax advice services, including approved enterprise issues, transfer pricing and expatriate individual tax calculations.

Audit Committee’s pre-approval policies and procedures

          Our Audit Committee nominates and engages our registered public accounting firm to audit our financial statements. See also the description under the heading in “Item 6.C: Board Practices.” In July 2003, our Audit Committee also adopted a policy requiring management to obtain the Audit Committee’s approval before engaging our independent auditors worldwide to provide any other audit or permitted non-audit services to us. Pursuant to this policy, which is designed to assure that such engagements do not impair the independence of our auditors, the Audit Committee pre-approves annually a catalog of specific audit and non-audit services in the categories audit service, audit-related service and tax services that may be performed by our auditors.

ITEM 16D: Exemptions from the Listing Standards for Audit Committees

          Not Applicable.

ITEM 16E: Purchase of Equity Securities by the Company and Affiliated Purchasers

          Not Applicable.

PART III

ITEM 17: Financial Statements

          Not Applicable.

ITEM 18: Financial Statements

          See Financial Statements included at the end of this report.

ITEM 19: Exhibits

Number	Description

1.1	Memorandum of Association of the Registrant, in Hebrew with a translation to English(1)

1.2	Amended and Restated Articles of Association of the Registrant(2)

1.3	Certificate of Name Change(3)

2.1	Specimen Certificate for ordinary shares(1)

2.2	Form of Warrant Agreement, dated January 17, 2002, between the Registrant and The Investment Corp. of United Mizrahi Bank Ltd.(4)

2.3	Form of Registration Rights Agreement, dated January 17, 2002, between the Registrant and The Investment Corp. of United Mizrahi Bank Ltd.(4)

2.4	Form of Warrant Agreement, dated February 12, 2002 between the Registrant and Bank Hapoalim B.M.(4)

2.5	Form of Registration Rights Agreement, dated February 12, 2002 between the Registrant and Bank Hapoalim B.M.(4)

2.6	Form of Warrant Agreement, dated February 12, 2002, between the Registrant and Bank Leumi le-Israel B.M.(4)

2.7	Form of Registration Rights Agreement, dated February 12, 2002, between the Registrant and Bank Leumi le-Israel B.M.(4)

2.8	Form of Warrant Agreement, dated March 11, 2003, between the Registrant and Bank Hapoalim B.M.(5)

2.9	Form of Registration Rights Agreement, dated March 11, 2003, between the Registrant and Bank Hapoalim B.M.(5)

2.10	Form of Warrant Agreement, dated March 11, 2003, between the Registrant and Bank Leumi le-Israel B.M.(5)

2.11	Form of Registration Rights Agreement, dated March 11, 2003, between the Registrant and Bank Leumi le-Israel B.M.(5)

2.12	Form of Convertible Loan and Warrant Agreement, dated July 2003, among the Registrant and certain investors(6)

2.13	Form of Warrant Agreement, dated October 15, 2003, among the Registrant and certain investors(6)

2.14	Form of Registration Rights Agreement, dated July 2003, among the Registrant and certain investors(6)

2.15	Form of Warrant Agreement, dated October 15, 2003, between the Registrant and the Placement Agent (6)

2.16	Form of Warrant Agreement, dated August 1, 2003, between the Registrant and Bank Hapoalim B.M.(6)

Number	Description

2.17	Form of Registration Rights Agreement, dated August 1, 2003, between the Registrant and Bank Hapoalim B.M.(6)

2.18	Form of Warrant Agreement, dated August 1, 2003, between the Registrant and Bank Leumi le-Israel B.M.(6)

2.19	Form of Registration Rights Agreement, dated August 1, 2003 between the Registrant and Bank Leumi le-Israel B.M.(6)

2.20	Form of Warrant Agreement, dated June 27, 2003, between the Registrant and Israel Discount Bank Ltd.(6)

2.21	Form of Registration Rights Agreement, dated June 27, 2003, between the Registrant and Israel Discount Bank Ltd.(6)

2.22	Form of Warrant Agreement, dated August 1, 2003, between the Registrant and Israel Discount Bank Ltd.(6)

2.23	Form of Registration Rights Agreement, dated August 1, 2003, between the Registrant and Israel Discount Bank Ltd.(6)

2.24	Form of Warrant Agreement, dated April 17, 2005 between the Registrant and Dan Purjes(7)

2.25	Form of Registration Rights Agreement, dated March 7, 2005, between the Registrant and Dan Purjes(8)

2.26	Form of Warrant Agreement, dated October 31, 2005, among the Registrant and certain investors(9)

2.27	Form of Registration Rights Agreement, dated September 12, 2005, among the Registrant, certain investors, Bank Hapoalim, Bank Leumi and Israel Discount Bank(9)

2.28	Form of Warrant Agreement, dated December 8, 2005, between the Registrant and Bank Hapoalim B.M.(9)

2.29	Form of Warrant Agreement, dated December 8, 2005, between the Registrant and Bank Leumi le-Israel B.M.(9)

2.30	Form of Warrant Agreement, dated December 8, 2005, between the Registrant and Israel Discount Bank Ltd.(9)

2.31	Form of Subscription Agreement, dated January 25, 2007, between the Registrant and certain investors

2.32	Form of Warrant Agreement, dated January 25, 2007, between the Registrant and certain investors

3.1	Voting Agreement, dated January 23, 2005, between the Registrant and Dan Purjes(7)

3.2	Form of Voting Trust Agreement, dated March 7, 2005 between the Registrant, Dan Purjes and New York Private Bank & Trust Company (10)

4.1	1995 Israel Stock Option Plan (previously referred to in Company filings as the 1995 Flexible Stock Incentive Plan or the 1995 Stock Option / Stock Purchase Plan)(1)

4.2	Amendment to the 1995 Israel Stock Option Plan(11)

4.3	1997 Stock Option Plan(12)

4.4	1998 Non-Employee Directors Share Option Plan

Number	Description

4.5	2000 Stock Option Plan

4.6	Lease Agreement for office space in Brussels, Belgium, dated November 26, 1996, between Nivellease, S.A. and the Registrant(11)

4.7	Lease Agreement for office space in Newton Center, Massachusetts, dated July 10, 1998, between WHTR Real Estate Limited Partnership and the Registrant(11)

4.8	Summary of Lod Lease Agreement, dated January 11, 2000, between A.A. Barzilay Investments and Assets Ltd. and Kamim Investments and Assets Ltd. and the Registrant(13)

4.9	Addendum to Lod Lease Agreement, dated September 20, 2004, between A.A. Barzilay Investments and Assets Ltd. and Kamim Investments and Assets Ltd. and the Registrant(8)

4.10	Addendum to Lod Lease Agreement, dated November 27, 2005, between A.A. Barzilay Investments and Assets Ltd. and Kamim Investments and Assets Ltd. and the Registrant(2)

4.11	Management Services Agreement, dated September 26, 2005, between the Registrant and Fortissimo Capital Fund GP, LP(9)

4.12	Agreement for Restructuring of Debt of Registrant, dated September 12, 2005, among the Registrant and Bank Hapoalim B.M., Bank Leumi Le-Israel B.M. and Israel Discount Bank Ltd.(14)

4.13	Telrad Lease Agreement, dated January 24, 2006, between the Registrant and Telrad Networks Ltd.(15)

8	List of Subsidiaries of the Registrant (incorporated by reference to Item 4.C of this Annual Report on Form 20-F)

11	Code of Ethics(6)

12.1	Certification of Principal Executive Officer required by Rule 13a-14(a) and Rule 15d-14(a) (Section 302 Certifications)

12.2	Certification of Principal Financial Officer required by Rule 13a-14(a) and Rule 15d-14(a) (Section 302 Certifications)

13	Certification of Principal Executive Officer and Principal Financial Officer required by Rule 13a-14(b) and Rule 15d-14(b) (Section 906 Certifications)

14.1	Consent of Kost Forer Gabbay & Kasierer

14.2	Consent of BDO McCabe Lo Limited

(1)	Previously filed with NUR’s F-1 (File No. 33-93160) and incorporated by reference herein.

(2)	Previously filled with NUR’s Form 20-F for the year ended December 31, 2005 and incorporated by reference herein.

(3)	Previously filed with NUR’s Form 6-K dated January 7, 1998 and incorporated by reference herein.

(4)	Previously filed with NUR’s Form 20-F for the year ended December 31, 2001 and incorporated by reference herein.

(5)	Previously filed with NUR’s Form 20-F for the year ended December 31, 2002 and incorporated by reference herein.

(6)	Previously filed with NUR’s Form 20-F for the year ended December 31, 2003 and incorporated by reference herein.

(7)	Previously filed with NUR’s Form 6-K dated February 6, 2005 and incorporated by reference herein.

(8)	Previously filed with NUR’s Form 20-F for the year ended December 31, 2004 and incorporated by reference herein.

(9)	Previously filed with NUR’s Form 6-K dated October 14, 2005 and incorporated by reference herein.

(10)	Previously filed with NUR’s Form 6-K dated March 31, 2005 and incorporated by reference herein.

(11)	Previously filed with NUR’s Form F-1 (File No. 333-66103) and incorporated by reference herein.

(12)	Previously filed with NUR’s Form 6-K dated October 14, 1997 and incorporated by reference herein.

(13)	Previously filed with NUR’s Form 20-F for the year ended December 31, 2000 and incorporated by reference herein.

(14)	Previously filed with NUR’s Form 6-K dated September 13, 2005 and incorporated by reference herein.

(15)	Previously filed with NUR’s Form 6-K dated February 13, 2006 and incorporated by reference herein.

SIGNATURES

          The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NUR Macroprinters Ltd.

By:	/s/ David Reis

David Reis
President and Chief Executive Officer

Dated: June 29, 2007

NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2006

IN U. S. DOLLARS

REPORT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
NUR MACROPRINTERS LTD.

          We have audited the accompanying consolidated balance sheets of NUR Macroprinters Ltd. (“the Company”) and its subsidiaries as of December 31, 2005 and 2006 and the related consolidated statements of operations, changes in shareholders’ deficiency and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

          We did not audit the financial statements of a consolidated subsidiary, whose assets constitute 4% and 4% of total consolidated assets as of December 31, 2006 and 2005, respectively and whose revenues constitute 9%, 14% and 8% of total consolidated revenues for each of the three years in the period ended December 31, 2006, respectively. Those financial statements were audited by other auditors, whose report has been furnished to us, and our opinion, insofar as it relates to amounts included for this subsidiary, is based solely on the report of the other auditors.

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

          In our opinion, based on our audits and the report of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2005 and 2006 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

          As discussed in Note 2v to the consolidated financial statements, effective January 1, 2006 the Company adopted Statement of Financial Accounting Standard No. 123(revised 2004) “Share-based Payment”.

Tel-Aviv, Israel	/s/ KOST FORER GABBAY & KASIERER KOST FORER GABBAY & KASIERER
June 29, 2007	A Member of Ernst & Young Global

F – 2

NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,

	2005	2006

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$9,296	$4,868
Restricted cash	158	117
Trade receivables (net of allowance for doubtful accounts of $ 5,510 and $ 4,894 as of December 31, 2005 and 2006, respectively)	7,316	10,223
Other accounts receivable and prepaid expenses (Note 3)	3,761	2,387
Inventories (Note 4)	13,137	16,400

Total current assets	33,668	33,995

LONG-TERM ASSETS:

Severance pay fund	876	1,060
Other assets	327	348

Total long-term assets	1,203	1,408

PROPERTY, PLANT AND EQUIPMENT, NET (Note 5)	4,636	5,758

OTHER INTANGIBLE ASSETS, NET (Note 6)	209	42

Total assets	$39,716	$41,203

The accompanying notes are an integral part of the consolidated financial statements.

F – 3

NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	December 31,

	2005	2006

LIABILITIES AND SHAREHOLDERS’ DEFICIENCY

CURRENT LIABILITIES:
Short-term bank credit and loans (Note 7)	$10,838	$9,028
Current maturities of long-term loans (Note 8)	110	129
Trade payables	9,877	11,438
Deferred revenues	4,739	2,142
Other accounts payable and accrued expenses (Note 9)	11,548	10,902

Total current liabilities	37,112	33,639

LONG-TERM LIABILITIES:
Long-term loans, net of current maturities (including accrued interest on restructured debt of $ 9,037 and $ 10,364 as of December 31, 2006 and 2005, respectively and subordinated notes issued to related parties of $ 5,000 as of December 31, 2005 and 2006) (Note 8)	28,023	26,755
Government authorities (Note 10)	927	404
Accrued severance pay	1,208	1,408

Total long-term liabilities	30,158	28,567

COMMITMENTS AND CONTINGENT LIABILITIES (Note 11)

SHAREHOLDERS’ DEFICIENCY (Note 13):
Share capital -
Ordinary shares of NIS 1 par value:
Authorized: 170,000,000 as of December 31, 2005 and 2006; Issued and outstanding: 60,498,062 and 60,523,886 shares as of December 31, 2005 and 2006, respectively	13,629	13,635
Additional paid-in capital	60,582	61,956
Receivables on account of shares	(7,000)	-
Deferred stock compensation	(77)	-
Accumulated other comprehensive loss	(490)	(475)
Accumulated deficit	(94,198)	(96,119)

Total shareholders’ deficiency	(27,554)	(21,003)

Total liabilities and shareholders’ deficiency	$39,716	$41,203

The accompanying notes are an integral part of the consolidated financial statements.

F – 4

NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share and per share data)

	Year ended December 31,

	2004	2005	2006

Revenues (Note 15):
Products	$71,326	$67,072	$72,576
Services	5,397	4,306	5,392

Total revenues	76,723	71,378	77,968

Cost of revenues:
Products (a)	44,612	43,505	43,060
Inventory write-off	9,658	2,721	806

	54,270	46,226	43,866
Services	6,278	5,772	7,379

Total cost of revenues	60,548	51,998	51,245

Gross profit	16,175	19,380	26,723

Operating expenses:
Research and development	8,008	7,086	5,827
Selling and marketing	9,529	10,865	11,747
General and administrative	10,819	12,171	9,803
Doubtful accounts expenses (income)	6,266	(1,132)	(314)
Amortization and impairment of technology and other intangible assets (Note 2j)	862	169	167

Total operating expenses	35,484	29,159	27,230

Operating loss	(19,309)	(9,779)	(507)
Financial expenses, net (Note 16)	(2,639)	(3,448)	(1,316)
Fair value of warrants issued to former director (Note 12a)	-	(1,441)	-

Loss before taxes on income	(21,948)	(14,668)	(1,823)
Taxes on income (Note 14d)	19	38	98

Net loss	$(21,967)	$(14,706)	$(1,921)

Basic and diluted net loss per share	$(0.91)	$(0.46)	$(0.03)

Weighted average number of shares used for computing basic and diluted net loss per share	24,235,406	31,932,345	60,506,854

(a)	Cost of revenues includes purchases from related parties in the year ended December 31, 2004 in the amount of $ 801 and $ 248 rent expenses in the year ended December 31, 2006.

The accompanying notes are an integral part of the consolidated financial statements.

F – 5

NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES
STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIENCY

U.S. dollars in thousands (except share data)

	Number of Ordinary shares outstanding	Share capital	Additional paid-in capital	Receivables on account of shares	Receipts on account of shares	Accumulated other comprehensive loss	Accumulated deficit	Total comprehensive loss	Total shareholders’ deficiency

Balance as of January 1, 2004	17,414,281	4,261	47,521	-	1,867	(1,137)	(57,525)		(5,013)
Issuance of shares (private placement)	2,586,140	573	2,215	-	-	-	-		2,788
Issuance of shares related to a credit line agreement	5,645,160	1,250	2,074	-	(1,867)	-	-		1,457
Issuance of shares settling the credit line agreement	-	-	(1,713)	-	-	-	-		(1,713)
Exercise of warrants	43,460	10	5	-	-	-	-		15
Issuance of shares to the chairman of the board of directors for services rendered, net	131,290	29	158	-	-	-	-		187
Exercise of employee stock options	344,884	75	173	-	-	-	-		248
Comprehensive loss:
Net loss	-	-	-	-	-	-	(21,967)	$(21,967)	(21,967)
Foreign currency translation adjustments	-	-	-	-	-	356	-	356	356

Total comprehensive loss								$(21,611)

Balance as of December 31, 2004	26,165,215	6,198	50,433	-	-	(781)	(79,492)		(23,642)

Issuance of shares and warrants, net (private placement)	14,285,714	3,104	1,828	-	-	-	-		4,932
Issuance of shares held by trustee	20,000,000	4,318	2,682	(7,000)	-	-	-		-
Issuance of shares to the chairman of the board of directors for services rendered, net	36,299	7	24	-	-	-	-		31
Deferred stock compensation	-	-	77	-	(77)	-	-		-
Issuance of warrants in connection with a debt restructuring agreement	-	-	3,945	-	-	-	-		3,945
Extending term of warrants in connection a with debt restructuring agreement	-	-	102	-	-	-	-		102
Fair value of warrants issued to a former director	-	-	1,441	-	-	-	-		1,441
Compensation in connection with modifications of option	-	-	48	-	-	-	-		48
Exercise of employee stock options	10,834	2	2	-	-	-	-		4
Comprehensive loss:
Net loss	-	-	-	-	-	-	(14,706)	$(14,706)	(14,706)
Foreign currency translation adjustments	-	-	-	-	-	291	-	291	291

Total comprehensive loss								$(14,415)

Balance as of December 31, 2005	60,498,062	$13,629	$60,582	$(7,000)	$(77)	$(490)	$(94,198)		$(27,554)

The accompanying notes are an integral part of the consolidated financial statements.

F – 6

NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIENCY

U.S. dollars in thousands (except share data)

	Number of Ordinary shares outstanding	Share capital	Additional paid-in capital	Receivables on account of shares	Deferred stock compensation	Accumulated other comprehensive loss	Accumulated deficit	Total comprehensive loss	Total shareholders’ deficiency

Balance as of December 31, 2005	60,498,062	13,629	60,582	(7,000)	(77)	(490)	(94,198)		(27,554)

Issuance of shares and warrants held by trustee	-	-	-	7,000	-	-	-		7,000
Stock - based compensation	-	-	1,426	-	-	-	-		1,426
Reclassification of deferred compensation to additional paid in capital upon adoption of FAS 123R	-	-	(77)	-	77	-	-		-
Compensation in connection with modifications of option	-	-	23	-	-	-	-		23
Exercise of employee stock options	25,824	6	2	-	-	-	-		8
Comprehensive loss:
Net loss	-	-	-	-	-	-	(1,921)	$(1,921)	(1,921)
Foreign currency translation adjustments	-	-	-	-	-	15	-	15	15

Total comprehensive loss								$(1,906)

Balance as of December 31, 2006	60,523,886	$13,635	$61,956	$-	$-	$(475)	$(96,119)		$(21,003)

The accompanying notes are an integral part of the consolidated financial statements.

F – 7

NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,

	2004	2005	2006

Cash flows from operating activities:

Net loss	$(21,967)	$(14,706)	$(1,921)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	1,830	2,027	1,341
Amortization and impairment of technology and other intangible assets	862	169	167
Issuance of shares to the chairman of the board of directors for services rendered, net	187	31	-
Compensation in connection with modifications of options	-	48	23
Stock - based compensation	-	-	1,426
Loss (gain) on sale of property and equipment	301	(64)	-
Fair value of warrants issued to a former director	-	1,441	-
Deferred income taxes, net	-	(106)	-
Foreign currency translation loss (gain) on inter company balances with foreign subsidiaries	(913)	1,406	(499)
Currency fluctuation of long-term debt	-	-	212
Accrued severance pay, net	155	5	16
Decrease (increase) in trade receivables, net	4,628	2,217	(2,442)
Decrease (increase) in other accounts receivable and prepaid expenses	2,591	(841)	1,470
Decrease (increase) in inventories	(8,376)	3,585	(4,347)
Write-off of inventories	9,658	2,721	806
Decrease in long-term trade receivables	525	233	-
Decrease in long-term related parties’ accounts	242	-	-
Decrease (increase) in other assets	16	(73)	(23)
Increase (decrease) in trade payables	8,387	(5,732)	1,494
Decrease in trade payables from related parties	(2,386)	-	-
Increase (decrease) in deferred revenues	1,821	409	(2,628)
Increase (decrease) in other accounts payable and accrued expenses	984	3,150	(1,592)

Net cash used in operating activities	(1,455)	(4,080)	(6,497)

Cash flows from investing activities:

Proceeds from restricted cash	90	524	41
Proceeds from (investment in) restricted long-term bank deposit	(21)	65	-
Purchase of property and equipment	(2,123)	(753)	(1,648)
Proceeds from sale of property and equipment	293	100	-
Payment for the purchase of NUR Pro-Engineering Ltd. (a)	(230)	-	-

Net cash used in investing activities	(1,991)	(64)	(1,607)

The accompanying notes are an integral part of the consolidated financial statements.

F – 8

NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,

	2004		2005	2006

Cash flows from financing activities:
Proceeds from issuance of shares and warrants, net		4,260	4,932	7,000
Proceeds from exercise of options, net		248	4	8
Short-term bank credit and short-term loans, net		(2,242)	1,545	(1,810)
Payment of long-term loans, including interest on restructured debt		(828)	(2,124)	(1,561)

Net cash provided by financing activities		1,438	4,357	3,637

Effect of exchange rate changes on cash and cash equivalents		452	338	39

Increase (decrease) in cash and cash equivalents		(1,556)	551	(4,428)

Cash and cash equivalents at the beginning of the year		10,301	8,745	9,296

Cash and cash equivalents at the end of the year		$8,745	$9,296	$4,868

(1) Supplemental disclosure of cash flows activities:
Cash paid during the year for:

Interest, including interest on restructured debt		$1,888	$2,574	$1,407

(2) Supplemental disclosure of non-cash operating financing activities:
Fair value of warrants granted in connection with a credit line		$(1,713)	$-	$-

Receivables on account of shares		$-	$7,000	$-

Conversion of outstanding bank debt into warrants		$-	$4,047	$-

Transfer of equipment to property, plant and equipment from inventory		$975	$1,382	$687

(a) Payment for purchase of NUR Pro-Engineering Ltd.
Fair value of assets acquired and liabilities assumed at the date of acquisition:
Working capital, net (excluding cash and cash equivalents in the amount of $ 160)		$186
Production agreement		504

	$	*) 690

*) During 2003, the Company paid an advance of $ 460 from the total purchase price.

The accompanying notes are an integral part of the consolidated financial statements.

F – 9

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

The Company manufactures all its printers in a single plant located in Lod, Israel. The Company manufactures ink in a manufacturing plant located in Ashkelon, Israel.

As to principal markets and customers, refer to Note 15.

	b.	Capital investment and restructuring of bank debt:

During the fourth quarter of 2005, the Company secured funding in the amount of $ 12,000 from a group of investors led by Fortissimo Capital Fund GP, LP (“Fortissimo”) through private placement of ordinary shares, of which $ 5,000 was paid during 2005 and $ 7,000 was paid during 2006. The net effect of Fortissimo’s investment on the shareholders’ deficiency as of December 31, 2005 reflects only the first payment of $ 5,000, net of issuance expenses in the amount of $ 68.

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

In conjunction with Fortissimo’s investment, the Company also agreed to extend the expiration period of warrants that were previously issued to its lender banks. The value of 8,000,000 warrants issued to the Company’s lender banks under the Debt Restructuring Agreement together with the value of the extension of expiration of the previously issued warrants aggregate to $ 4,047, which was recorded as an increase in the Company’s additional paid-in capital. The fair value for these warrants was estimated using a Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 4.36%; dividend yields of 0%; volatility factors of the expected market price of the ordinary shares of 1.04; and an expected average life of five years.

F – 10

NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1: –	GENERAL (Cont.)

The debt restructuring was accounted for in accordance with the troubled debt restructuring provisions of Statement of Financial Accounting Standard (“SFAS”) No. 15, “Accounting by Debtors and Creditors for Troubled Debt Restructurings” (“SFAS 15”). Due to the fact that the restructured debt bears variable interest, the amount of future interest payable can not be determined and as such, no gain was recognized. Consequently, the restructured long-term debt remained unchanged and future interest payments shall reduce the carrying amount of the debt (refer to Note 8).

c.

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

The consolidated financial statements have been prepared according to United States generally accepted accounting principles, as follows:

	a.	Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

	b.	Reclassification:

Certain prior period amounts have been reclassified to conform to the current period presentation.

	c.	Financial statements in U.S. dollars:

The Company’s management believes that the currency of the primary economic environment in which the Company and certain of its subsidiaries operate is the U.S. dollar (“dollar”). Thus, the dollar is the reporting and functional currency of the Company and certain of its subsidiaries.

F – 11

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

For those subsidiaries whose functional currency has been determined to be their local currency, assets and liabilities are translated at year-end exchange rates and statement of operations items are translated at average exchange rates prevailing during the year. Such translation adjustments are recorded as a separate component of accumulated other comprehensive loss in shareholders’ deficiency.

	d.	Principles of consolidation:

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. Intercompany transactions and balances including profit from intercompany sales not yet realized outside the Group, have been eliminated upon consolidation.

	e.	Cash equivalents:

Cash equivalents are short-term highly liquid investments that are readily convertible to cash with original maturities of three months or less at the date acquired.

	f.	Restricted cash:

Restricted cash is primarily invested in highly liquid deposits, which are used as security for certain of the Company’s liabilities and obligations.

	g.	Inventories:

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

During 2005 and 2006, as a result of the temporary demand for printers of older models, the Company began utilizing related inventories that were written-off in prior years. In 2005 and 2006, inventory previously written-off with cost of $205 and $310, respectively, was used as components for products in the Company’s regular line of production and was sold as finished goods. The sales of these related manufactured products were reflected in the Company’s revenues without an associated additional cost to the cost of revenues in the period in which the inventory was utilized.

F – 12

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

Changes in the Group’s inventory provision are as follows:

Provision for slow-moving inventory

Balance as of January 1, 2004	$7,420
Charge to cost	9,658
Deduction	(8,944)

Balance as of December 31, 2004	8,134
Charge to cost	2,721
Deduction	(7,117)

Balance as of December 31, 2005	3,738
Charge to cost	806
Deduction	(1,570)

Balance as of December 31, 2006	$2,974

h.	Property, plant and equipment, net:

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

F – 13

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

During 2006 and 2005, no impairment losses were identified. In 2004, the Company recognized an impairment loss as described in j below.

	j.	Technology and other intangible assets:

Intangible assets are stated at cost and are amortized over their estimated useful lives using a method of amortization that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up, in accordance with SFAS No. 142, “Goodwill and Other Intangible Assets”.

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

In respect of acquired technology and customer list, the Company recognized an impairment loss of $736 in 2004. The Company recorded amortization expenses during 2004, 2005 and 2006, in the amount $126, $169 and $167, respectively.

	k.	Revenue recognition:

The Company generates revenues from the sale of its printers, inks and consumable products and from services to its products. The Company generates revenues from sale of its products directly to end-users and indirectly through independent distributors.

F – 14

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

In cases where the Company trades-in old printers as part of sales of new printers, the fair value of the old printer is recorded as revenue, provided that such value can be determined. If such value can not be determined the old printers are recorded at zero value. The amount of revenues recognized for the transaction equals the fair value of the old printer plus any monetary consideration received.

Deferred revenue includes amounts received from customers for which revenue has not yet been recognized.

F – 15

NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2: –	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	l.	Warranty costs:

The Group generally provides a warranty period of six to twelve months, at no extra charge. The Group estimates the costs that may be incurred under its standard limited warranty and records a liability in the amount of such costs at the time product is installed. Factors that affect the Group’s warranty liability include the number of installed units and historical warranty cost. The Group periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary.

Changes in the Group’s liability during the year are as follows:

	December 31,

	2005	2006

Balance at the beginning of the year	$1,103	$978
Utilization of warranties	(1,957)	(2,232)
Changes in liability for warranty during the year	1,832	2,759

Balance at the end of the year	$978	$1,505

m.	Research and development costs:

Research and development costs are charged to the statement of operations as incurred.

n.	Government grants:

Royalty-bearing grants from the local authorities in Belgium for funding approved research and development projects are recognized at the time the Company’s European subsidiary is entitled to such grants, on the basis of the costs incurred and included as a reduction of research and development costs. No grants were received during 2004, 2005 and 2006. Total royalty expenses accrued or paid amounted to $ 235, $ 236 and $ 0 in 2004, 2005 and 2006, respectively.

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

F – 16

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

The trade receivables of the Group are derived mainly from sales to customers located primarily in Europe, America and Asia. Management believes that credit risks are moderated by the diversity of its end-customers and geographic sales areas. The Group performs ongoing credit evaluations of its customers’ financial condition. The Group does not require collateral from its customers. Management of the Company periodically performs an evaluation of its composition of accounts receivable and expected credit trends and establishes an allowance for doubtful accounts with respect to those amounts that has determined to be doubtful of collections and in accordance with aging key and charge off receivables where they deemed uncollectible. Past due status of accounts receivable is determined primarily based upon contractual terms.

The Group has no off-balance-sheet concentration of credit risk such as foreign exchange contracts, option contracts or other foreign hedging arrangements.

Changes in the Group’s allowance for doubtful accounts are as follows:

Allowance for doubtful accounts

Balance as of January 1, 2004	$4,963
Provision, net of recoveries	6,266
Write-off and other	(219)

Balance as of December 31, 2004	11,010
Provision, net of recoveries	(1,132)
Write-off and other	(4,368)

Balance as of December 31, 2005	5,510
Provision, net of recoveries	(314)
Write-off and other	(302)

Balance as of December 31, 2006	$4,894

F – 17

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

Severance expenses for the years ended December 31, 2004, 2005 and 2006 amounted to $ 652, $ 891 and $ 907, respectively.

	r.	Employee benefit plan:

The Company has a 401(K) defined contribution plan covering all employees in the U.S. Employees’ contribution are generally not greater than $15 per year, of their annual compensation to the plan through salary deferrals, subject to IRS limits. The Company’s 401(K) contribution plan includes a fixed matching contribution program of 50% of employee contributions to the plan up to a limit of 3% of their eligible compensation. During 2006, 2005 and 2004, the Company matched contributions in the amount of $ 23, $10 and $ 9, respectively.

	s.	Fair value of financial instruments:

The carrying amounts of cash and cash equivalents, restricted cash, trade receivables, other accounts receivable, short-term bank credit and loans, current maturities of long-term loans, trade payables and other accounts payable approximate their fair value, due to the short-term maturity of such instruments.

The carrying amount of the Group’s long-term loans (less accrued interest as described in Note 8), other than subordinated notes issued to related parties, approximates their fair value. Book values of long-term loans bearing variable interest approximate fair values due to the variable interest rates on these loans. The Company has not determined the fair value of the $5,000 note from related parties as it is impracticable due to the related party nature.

	t.	Advertising expenses:

Advertising expenses are charged to the statement of operations, as incurred. Advertising expenses for the years ended December 31, 2004, 2005 and 2006 amounted to $ 368, $ 189 and $ 287, respectively.

F – 18

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

Outstanding stock options and warrants have been excluded from the calculation of the diluted net loss per ordinary share as such securities are anti-dilutive for all periods presented. The total weighted average number of options and warrants excluded from the calculations of diluted net loss per share was 2,177,587, 14,343,543 and 50,163,084 for the years ended December 31, 2004, 2005 and 2006, respectively.

	v.	Accounting for stock-based compensation:

Prior to January 1, 2006 the Company accounted for share-based awards to employees and directors using the intrinsic value method in accordance with Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees.” For awards granted prior to January 1, 2006, the Company recognizes compensation expenses based on the accelerated attribution method over the requisite service period of each of the awards.

On January 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123(R), “Share-Based Payment” (“SFAS 123(R)”) utilizing the modified prospective transition method. SFAS 123(R) requires employee share-based payments to be valued at fair value on the date of grant and charged to expense over the applicable requisite service period. Under the modified prospective transition method, share-based compensation expense recognized in the Company ‘s consolidated statement of operations for fiscal year 2006 includes compensation expense for share-based awards granted (i) prior to, but not yet vested as of, January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS 123, “Accounting for Stock-Based Compensation” (“SFAS 123”), and (ii) subsequent to January 1, 2006, based on the grant date fair value estimated in accordance with the provisions of SFAS 123(R).

The Company recognizes these compensation costs net of estimated forfeitures on a straight-line basis over the requisite service period of the award, which is generally the option vesting term of three to four years. SFAS 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. In its pro forma information required under SFAS 123 for periods prior to fiscal 2006, the Company accounted for forfeitures as they occurred.

In accordance with the modified prospective method, the Company ‘s consolidated financial statements for prior periods have not been restated to reflect, and do not include, the impact of SFAS 123(R).

F – 19

NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except per share data)

NOTE 2: –	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

As a result of adopting SFAS No. 123(R) on January 1, 2006, the Company ‘s loss before taxes on income for year ended December 31, 2006, was $1,349 higher, than if the Company had continued to account for stock-based compensation under APB No. 25. Basic and diluted net loss per share for the year ended December 31, 2006 were $ 0.03 higher, than if the Company had continued to account for stock-based compensation under APB No. 25.

The Company estimates the fair value of stock options granted using the Black-Scholes-Merton option pricing model. The option-pricing model requires a number of assumptions, of which the most significant are the expected stock price volatility and the expected option term. Expected volatility was calculated based upon actual historical stock price movements. The expected term of options granted is based upon historical experience and represents the period of time that options granted are expected to be outstanding. The risk-free interest rate is based on the yield from U.S. treasury bonds with an equivalent term. The Company has historically not paid dividends and has no foreseeable plans to pay dividends.

The fair value for options granted in 2004, 2005 and 2006 is estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	Year ended December 31,

	2004	2005	2006

Dividend yield	0%	0%	0%
Expected volatility	0.8	1.19	1.12
Risk-free interest	3.25%	3.99%	4.67%
Expected life (in years)	2	3	3.5

The pro forma information regarding net loss and loss per share required by SFAS No. 123 has been determined as if the Company accounted for its stock-based compensation plans under the fair value method. Had compensation cost for its stock-based compensation plans been determined in accordance with SFAS No. 123, its net loss and loss per share would have been increased to the pro forma amounts indicated below:

	Year ended December 31,

	2004	2005

Net loss as reported	$(21,967)	$(14,706)
Add: Stock-based compensation expense included in reported net loss	-	48
Deduct: Stock-based compensation expense determined under fair value method for all awards	(673)	(528)

Pro forma net loss	$(22,640)	$(15,186)

Net loss per share:
Basic and diluted net loss per share, as reported	$(0.91)	$(0.46)

Basic and diluted pro forma net loss per share	$(0.93)	$(0.48)

F – 20

NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except per share data)

NOTE 2: –	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company applies SFAS No. 123 and EITF No. 96-18, “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services,” with respect to options and warrants issued to non-employees. SFAS No. 123 requires the use of option valuation models to measure the fair value of the options and warrants at the measurement date as defined in EITF No. 96-18.

	w.	Comprehensive loss:

The Company accounts for comprehensive loss in accordance with SFAS No. 130, “Reporting Comprehensive Income”. This Statement establishes standards for the reporting and display of comprehensive loss and its components in a full set of general purpose financial statements. Comprehensive loss generally represents all changes in shareholders’ equity during the period except those resulting from investments by, or distributions to, shareholders. The Company determined that its only item of other comprehensive loss relates to foreign currency translation adjustments.

	x.	Impact of recently issued accounting standards:

In September 2006, the SEC issued Staff Accounting Bulletin No. 108, “Financial Statements–Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (“SAB 108”). SAB 108 requires companies to quantify the impact of all correcting misstatements, including both the carryover and reversing effects of prior year misstatements, on the current year financial statements. SAB 108 is effective for fiscal years ending after November 15, 2006. The adoption of SAB 108 did not have a material effect on the consolidated financial statements.

In June 2006, the Financial Accounting Standards Board (“FASB”) issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes” (“FIN 48”)–an interpretation of FASB Statement No. 109, “Accounting for Income Taxes.” The Interpretation addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under FIN 48, the Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. FIN 48 also provides guidance on derecognizing, classification, interest and penalties on income taxes, accounting in interim periods and requires increased disclosures. The provisions of FIN 48 are effective beginning January 1, 2007. The Company is currently assessing the impact FIN 48 will have on its consolidated financial statements.

F – 21

NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2: –	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS No. 157”). This Standard defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management believes this Standard will not have a material effect on its consolidated financial statements.

In February 2007, the FASB issued Statement No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS 159”). SFAS 159 permits companies to choose to measure certain financial instruments and certain other items at fair value. The standard requires that unrealized gains and losses on items for which the fair value option has been elected be reported in earnings. SFAS 159 is effective for the company beginning in the first quarter of fiscal year 2008, although earlier adoption is permitted. The Company is currently evaluating the effect that the application of SFAS 159 will have on its consolidated results of operations and financial condition.

NOTE 3: –	OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,

	2005	2006

Government authorities	$2,669	$1,443
Employees	140	137
Advances to suppliers	119	112
Prepaid expenses	533	554
Other	300	141

	$3,761	$2,387

NOTE 4: –	INVENTORIES

	December 31,

	2005	2006

Raw materials	$2,800	$4,133
Work in-progress	1,077	2,213
Finished products	*) 9,260	*) 10,054

	$13,137	$16,400

*)	Includes amounts of $1,981 and $3,507 for 2006 and 2005, respectively, with respect to inventory delivered to customers but for which no revenue was recognized.

F – 22

NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 5: –	PROPERTY, PLANT AND EQUIPMENT

a.	Composition of property, plant and equipment is as follows:

	December 31,

	2005	2006

Cost:
Machinery and equipment	$3,177	$3,715
Motor vehicles	26	26
Office furniture and equipment	7,819	8,498
Buildings (c)	1,293	1,441
Leasehold improvements	4,596	5,592

	16,911	19,272

Accumulated depreciation	12,275	13,514

Property, plant and equipment, net	$4,636	$5,758

b.	Depreciation and amortization expenses for the years ended December 31, 2004, 2005 and 2006, amounted to $1,830, $2,027 and $1,341, respectively.

As for a floating lien, refer to Note 11c.

c.	Capital lease:

NUR Europe leases certain spaces under lease agreements which are recorded as capital leases. The related facilities are included in property, plant and equipment and depreciated accordingly.

The cost and accumulated depreciation of facilities for the years ended December 31, 2005 and 2006 were $1,293 and $1,441, $ 319 and $ 397, respectively.

NOTE 6: –	OTHER INTANGIBLE ASSETS, NET

a.	Composition of other intangible assets:

	December 31,

	2005	2006

Production agreement *):
Original amounts	$504	$504

Accumulated amortization	295	462

Other intangible assets, net	$209	$42

*)	Resulting from the acquisition of the remaining 50% of NUR Pro Engineering in 2004. This reflects the value of the production agreement related to production of the Company’s printers.

F – 23

NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 6: –	OTHER INTANGIBLE ASSETS, NET (Cont.)

b.	The estimated amortization expense associated with the production agreement is $42 in 2007.

NOTE 7: –	SHORT TERM BANK CREDIT AND LOANS

	Linkage terms	Interest rate		December 31,

		2005	2006	2005	2006

		%

		LIBOR +	LIBOR +
Short-term bank credit (b)	U.S. dollar	0.25 - 0.75	0.25 - 0.75	$4,999	$7,526
Short-term bank loans (a)	U.S. dollar	5.263	-	1,900	-
		LIBOR +	LIBOR +
Short-term bank credit (b)	Euro	0.25 - 0.75	0.25 - 0.75	3,939	113
			LIBOR +
Short-term bank credit (b)	GBP	-	0.25 - 0.75	-	1,168
			Prime +
Short-term bank credit (b)	NIS	-	2%	-	221

				$10,838	$9,028

Weighted average interest rates at the end of the year				5.84%	5.88%

a.	Short-term bank loans:

The three Israeli lender banks (“Lender Banks”) provided in connection with the Debt Restructuring Agreement (see Note 1b), a short-term loan in the amount of $ 1,900 bears fixed interest of $ 100 that was repaid in December 2006. To secure the repayment of that short-term loan, the Company deposited an amount of $ 2,000 in its bank accounts, which was released directly to the Lender Banks.

b.	Short-term bank credit:

The Lender Banks provided a credit facility in the amount of $ 11,000 of which $ 1,150 is for guarantees only. The credit facility can be utilized in U.S. dollars, NIS, GBP or Euro. The credit facility is renewable, at the request of the Company, on a yearly basis until December 2011. This credit facility shall bear interest at a rate of LIBOR + 0.75% and Prime + 2% for NIS payable on a quarterly basis. As of December 31, 2005 and 2006, an amount of $ 8,938 and $ 9,028 was utilized, respectively by way of a short-term loan, $ 1,258 and $ 860 was utilized in guarantees, respectively and an amount of $ 837 and $ 915 was utilized, respectively by way of long-term loans. The credit facility is subject to immediate repayment upon the occurrence of certain events as defined in the agreement with the Lender Banks.

F – 24

NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except per share data)

NOTE 8: –	LONG-TERM LOANS

On September 12, 2005, the Company entered into a debt restructuring agreement (“Debt Restructuring Agreement”) with the Lender Banks. The Debt Restructuring Agreement, which was consummated on December 8, 2005, called for the conversion and refinancing of the then outstanding bank debt in the amount of $ 41,018 to the Lender Banks. Out of the amount of $ 41,018, an amount equal to $ 14,513 was converted into warrants to purchase up to 8,000,000 ordinary shares, $ 5,000 was converted into subordinated notes, which were assigned by the Lender Banks to Fortissimo (“Note from related parties”). The remaining $ 21,505 was refinanced under new short and long term loan agreements.

a.	Composed as follows:

	Linkage terms	Interest rate		December 31,

		2005	2006	2005	2006

		%

		LIBOR +	LIBOR +
From banks (b)	U.S. dollar	2.50	2.50	$11,000	$11,000
		LIBOR +	LIBOR +
From banks	Euro	0.75	0.75	837	932
Capital leases	Euro	4.95-6.30	4.95-6.30	932	915

				12,769	12,847
Less - current maturities				110	129

				12,659	12,718

Note from related parties (c)		-	-	5,000	5,000
Accrued interest on restructured debt (d)		-	-	10,364	9,037

				$28,023	$26,755

Weighted average interest rates at the end of the year				8.12%	7.47%

b.

The long-term loans of $ 11,000 is repayable by the end of 2015. The Company was granted a 28-month grace period on the quarterly payments on account of principal. The long-term loans bear interest at a rate of LIBOR+2.5% per annum which is paid on a quarterly basis. The long-term loans are subject to immediate repayment upon the occurrence of certain events as defined in the agreement with the Lender Banks.

F – 25

NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 8: –	LONG-TERM LOANS (Cont.)

c.

Note from related parties of $ 5,000 bears no interest and will expire on December 8, 2008. Prior to such date the note is repayable only in the event of either bankruptcy, insolvency or reorganization proceeding under any bankruptcy, whether voluntary or involuntary, which proceedings are not lifted or stayed within 90 days.

d.

The restructuring of the outstanding bank debt has been accounted for in accordance with the provisions of SFAS 15. According to the guidance of SFAS No. 15, as a result of variable interest rate on the restructured debt, no gain was recognized on the restructuring date and the carrying amount of the debt remained unchanged. Future interest on the restructured debt is recorded as a reduction of the carrying amount of the debt instead of interest expenses. The remaining balance, if any, will be recorded as a gain upon full payment of the debt. As of December 31, 2005, and 2006, a balance of $ 10,364, and $ 9,037, respectively, is included within long-term liabilities in the Company’s consolidated balance sheet as accrued interest.

	e.	The aggregate annual maturities of long-term loans are as follows:

December 31,

2006

First year (current maturities)	$129

Second year	634
Third year	640
Fourth year	1,148
Fifth year	2,089
Sixth year and thereafter	8,207

12,718

$12,847

f.	Covenants:

On June 30, 2005, the Company reached an agreement (“the Waiver Agreement”) with its Lender Banks to give waivers of default and as a result the outstanding bank debt was not subject to acceleration. Under the Waiver Agreement, new covenants were determined, according to which the Company had to achieve certain financial ratios during the second half of 2005.

F – 26

NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 8: –	LONG-TERM LOANS (Cont.)

In any case of a breach by the Company, including non achievement by the Company of any of the new aforementioned financial covenants, the Company would have had to repay all amounts then owing under any or all documentation between the Company and the Lender Banks, to the Lender Banks.

Under the Debt Restructuring Agreement, the Lender Banks agreed to waive the Company’s defaults of prior facility agreements for all periods prior to the closing of the Debt Restructuring Agreement. The Company also has agreed to maintain the following ratios of (1) the total amounts owed to the Lender Banks plus available credit under the new short-term loans plus debts of subsidiaries to outside lenders incurred above an aggregate of $ 2,690 to (2) EBITDA as defined in the Restructuring Agreement.

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

F – 27

NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 9: –	OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	December 31,

	2005	2006

Employees and payroll accruals	$2,464	$2,660
Government authorities	1,272	987
Royalties payable	801	675
Warranty provision	978	1,505
Professional services	744	420
Advance from customers	1,008	949
Provision for legal claims	2,851	2,284
Accrued expenses	1,430	1,422

	$11,548	$10,902

NOTE 10: –	GOVERNMENT AUTHORITIES

a.

In the first calendar quarter of 2006, the District Court in Jerusalem approved the settlement agreement between the Company and the Office of Chief Scientist of the Ministry of Industry, Trade and Labor (“OCS”) and the Fund for the Encouragement of Marketing Activities of the Ministry of Industry, Trade and Labor (“the Marketing Fund”). The agreement settled the dispute between the Company, the OCS and the Marketing Fund regarding the Company’s outstanding obligation to pay royalties and the repayment of the outstanding debt in 36 equal monthly installments starting January 2006. The Company also agreed to accelerate the payment of the outstanding balance by paying 5% of the operating income, which will reduce the total number of installments.

	b.	Composition:

	December 31,

	2005	2006

Debt to the OCS (i)	$597	$357
Debt to the Marketing Fund (ii)	786	519

	$1,383	$876

First year (current maturity)	$456	$472

Second year	456	404
Third year	471	-

	927	404

	$1,383	$876

(i)	The liability is linked to Israel’s Consumer Price Index (“CPI”) and bears an annual interest according to applicable laws.

(ii)	The balance is linked to the U.S. dollar and bears interest at a rate of six-month LIBOR.

F – 28

NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 11: –	COMMITMENTS AND CONTINGENT LIABILITIES

	a.	Operating and capital lease commitments:

The Company and most of its subsidiaries rent their facilities under various operating lease agreements, which expire on various dates, ranging from 2007 to 2011. On several of the leases the Company has the option to extend the lease until 2010-2016. The Company leases various motor vehicles under operating lease agreements, which expire in 2008. The Company can terminate the motor vehicle leases by paying a penalty in an amount equivalent to 3-month lease payments. The following table summarizes the minimum annual rental commitments as of the periods indicated under capital leases, non-cancelable operating leases and sub-lease arrangements with initial or remaining terms of more than one year, reflecting the terms that were in effect as of December 31, 2006:

Year ended December 31,	Capital lease	Operating lease	Sub-lease	Total

2007	174	2,050	(379)	1,845
2008	174	1,488	(353)	1,309
2009	175	917	(340)	752
2010	175	567	(340)	402
2011 and thereafter	385	124	(28)	481

Total minimum lease payments	1,083	5,146	(1,440)	4,789
Less - amounts representing interest	(168)	–	–	(168)

Present value of future minimum capital lease payments	$915	$5,146	$(1,440)	$4,621

Total rental lease expenses for the years ended December 31, 2004, 2005 and 2006, were $ 1,835, $ 1,739 and $ 1,501, respectively.

Total income from sub-lease for the years ended December 31, 2004, 2005 and 2006 was $ 304, $ 343 and $ 361, respectively.

Lease expenses of vehicles for the years ended December 31, 2004, 2005 and 2006 were $ 980, $ 1,151 and $ 1,359, respectively.

F – 29

NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 11: –	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

	b.	Royalty commitments:

1.

The Company entered into several project plans with the OCS. Under the terms of grants awarded in prior years by the OCS to the Company, the Company was obligated to pay royalties at the rate of 2% - 3% of the sales derived from the applicable products developed within the framework of such research and development projects, up to an amount equal to 100% - 150% of the grant received, linked to the U.S. dollar and for grants received after January 1, 1999, accrued for interest at the rate of LIBOR. The Company had no obligation to repay this amount if sales are not sufficient to satisfy the royalty obligations. The Company reached a settlement agreement with the OCS in connection to a previous dispute regarding payment of certain royalties, refer to Note 10. Following the settlement agreement as described in Note 10, all the contingent commitment for amounts received in the past from the OCS was converted into and recorded as an outstanding debt in the amount of $597 and $357 as of December 31, 2005 and 2006, respectively.

According to the Encouragement of Industrial Research and Development Law, 1984, the Company’s technologies are subject to transfer of technology and manufacturing rights restrictions. The discretionary approval of the OCS committee is required for any transfer of technology developed with OCS funding. OCS approval is not required for the export of any products resulting from the research or development, or for licensing of the technology in the ordinary course of business. There is no assurance that the Company will receive the required approvals for any proposed transfer. Such approvals, if granted, could be subject to the following conditions:

			(i)	The Company will be required to pay the OCS a portion of the consideration received upon any sale of such technology or upon an acquisition of the Company by an entity that is not Israeli; or

(ii)

The transfer of manufacturing rights could be conditioned upon an increase in the royalty rate and payment of increased aggregate royalties (up to 300% of the amount of the grant plus interest, depending on the percentage of foreign manufacture) or a transfer of manufacturing rights into Israel of another product of similar or more advanced technology.

F – 30

NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 11: –	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

In addition, the Company’s European subsidiary has an obligation to pay royalties at the higher of a certain minimum annual amount or at rates of 3% - 6% on the sales of products developed with funds provided by the local authorities in Belgium, up to an amount equal to the research and development grants received in connection with such products, linked to the Euro. The commencement of the royalty payments to the local authorities in Belgium is contingent upon the Company’s European subsidiary generating sales from products developed under these grants. The grants are not repayable in case the Company’s European subsidiary decides to cease the research and development activities or the exploitation of the products developed under these grants and all know how and results of the research and development are transferred to the local authorities. In the event that the Company’s European subsidiary decides to cease exploitation of the products developed under these grants, a notification thereof should be given to the local authorities in Belgium.

The Company’s European subsidiary ceased the research and development activities and the exploitation of certain products for which grants were received. As of December 31, 2006 and 2005, the aggregate amount of grants received from the Belgium authorities, which were not yet repaid amounted to € 1,776 ($2,339 and $2,100, respectively).

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

F – 31

NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 11: –	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

Following the settlement agreement as described in Note 10, all the contingent commitments for amounts received in the past from the Marketing Fund were converted into and recorded as an outstanding debt in the amount of $786 and $519 as of December 31, 2005 and 2006 respectively.

	c.	Charges and guarantees:

As collateral for its liabilities to the banks, the Company placed fixed charges on its share capital, as well as a floating lien on all of its assets. The Company also placed a second ranking floating lien in connection with the Note from related parties.

As of December 31, 2005 and 2006, the Company obtained bank guarantees in the total amount of $1,258 and $860, respectively, in favor of vendors, lessors and Government authorities.

	d.	Litigation:

1.

During 2001, a client filed a lawsuit against a subsidiary in the amount of $ 482 alleging bad quality of products and damages. The subsidiary filed a counter claim of $ 216 in respect of unpaid invoices. The court appointed an expert in order to hear the parties' claims, to examine the machine and provide an opinion regarding the damages suffered by the client from the machine's use. The Company's legal counsel could not estimate the amount of loss or range of loss, if any, in respect of this litigation and therefore the Company did not record a provision with respect to this claim. The court has not rendered a judgment regarding this issue.

2.

In March 2002, a former employee filed a lawsuit against a subsidiary in the amount of € 250 thousand ($330) plus certain indemnities and interest. In September 2003, a judgment was given instructing the subsidiary to pay the former employee  € 250 thousand ($330) plus interest accruing thereon. In January 2004, the subsidiary filed an appeal. In October 2005, the court of appeals rendered a judgment instructing the subsidiary to indemnify the former employee in the amount of  € 120 thousand ($159) plus the interest accrued thereon. During 2006 the court of appeals ruled in favor of the former employee. As of December 31, 2006, the outstanding balance still owed to the former employee was $132. The Company recorded a full provision in this amount.

3.

During 2002, two end-users filed separate lawsuits in China against subsidiaries of the Company alleging bad quality of products and seeking reimbursement in aggregate amount of $472. Based on management's estimate and the opinion of its legal counsel, it is less than likely that the subsidiaries will be required to pay the amount claimed. Therefore, no provision is recorded with respect to these claims.

F – 32

NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 11: –	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

4.

During 2003, a former supplier filed a lawsuit against a subsidiary, in the amount of  € 943 thousand ($1,245) in connection with a disputed supply agreement. In February 2006, the court determined that the subsidiary is to pay the supplier an aggregate amount of  € 1,246 thousand ($1,640) representing penalties and accrued interest. The subsidiary filed an appeal, which was rejected by the court of appeals. Based on management’s estimation and the opinion of its legal counsel, a full provision was recorded with respect to this claim.

5.

In September 2003, NUR filed a lawsuit against a former distributor of the Company, for the collection of unpaid invoices in the amount of $420. In February 2004, the former distributor filed a statement of defense denying the Company’s claims and it also filed a counter-claim for alleged damages caused to it by the Company in the amount of $180. Based on the opinion of its legal counsel, management believes that the counter-claim that was filed by the former distributor is without merit and that a loss is not probable. Therefore, a provision was not recorded with respect to this claim.

6.

In December 2003, a client of a subsidiary filed a lawsuit alleging that a machine purchased by it failed to perform. The customer is seeking reimbursement of the purchase price paid by it in the amount of $290. Based on management’s estimation and the opinion of its legal counsel, a provision was recorded with respect to this claim.

7.

In November 2004, a financing corporation filed a complaint against a subsidiary alleging that the subsidiary is in default under a remarketing agreement related to the sale of equipment to its customer in 2001. In August 2005, the parties reached an out of court settlement, under which the subsidiary agreed to pay the financing corporation an amount of $250 in several installments. As of December 31, 2006, the Company paid the amount in full.

F – 33

NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11: –	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

8.

In August 2001, a client of a subsidiary filed a lawsuit claiming that the contract with the subsidiary for the sale of two machines is null and void, and it further seeks damages amounting to € 1,569 thousand ($2,071). The subsidiary filed a counter claim for the collection of outstanding amounts. In April 2004, the court dismissed the client’s claims and ordered it to pay the subsidiary an amount of € 150 thousand ($197). The client appealed that judgment. Based on management’s estimation and the opinion of its legal counsel, management believes that the client’s appeal is without merit and the claim is unlikely to result in a loss. Therefore, the Company did not record a provision with respect to this claim.

9.

In July 2005, the tribunal of the first instance of Nivelles in Belgium confirmed a motion filed against a subsidiary by a former employee for the seizure of that subsidiary ’s tangible assets in the amount of € 500 thousand ($660). In January 2006, the tribunal of the first instance of Nivelles reduced the seizure for an amount of € 120 thousand ($159). The subsidiary filed an appeal on that decision. In October 2005, the former employee filed a lawsuit against the subsidiary in the amount of € 484 thousand ($639) plus certain indemnities and interest thereon. In May 2007, the court ruled in favor of the subsidiary and dismissed the claim.

10.

From time to time, the Company is party to other various legal proceedings, claims and litigation that arise in the normal course of business. It is the opinion of management that the ultimate outcome of these matters will not have a material adverse effect on the Company’s financial position, results of operations or cash flows.

NOTE 12: –	TRANSACTIONS AND BALANCES WITH RELATED PARTIES

a.

On April 17, 2005, the Company’s shareholders approved the grant to a former director and chairman of the Board (“former director”), and the then largest shareholder, of a five-year warrant to purchase up to 3,000,000 ordinary shares at $0.75 per share. The warrant was granted to the former director in consideration for his agreement to enter into the voting agreement dated January 23, 2005 (“the Voting Agreement”), coupled with an irrevocable proxy, and the Voting Trust Agreement dated March 7, 2005 (“the Voting Trust Agreement”) under which voting control of all shares owned by the former director and his family and affiliates was controlled by an independent trustee. As a result of the delisting of the ordinary shares from the Nasdaq Capital Market, the Voting Trust Agreement was automatically terminated and converted into the Voting Agreement. Under the Voting Agreement, the former director is to vote with the remaining majority in the Company. The Company recorded a non operating expense of $1,441 in connection with the warrants granted to the former director based on the fair value of these warrants. The fair value of these warrants was estimated using a Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 3.90%; dividend yields of 0%; volatility factors of the expected market price of the ordinary shares of 0.9; and an expected life of five years.

F – 34

NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12: –	TRANSACTIONS AND BALANCES WITH RELATED PARTIES (Cont.)

In October 2005, the former chairman and controlling shareholder filed a complaint against the Company in the Supreme Court, New York County seeking to recover the right to vote his ordinary shares. The right to vote such ordinary shares had been transferred to the Company pursuant to the Voting Agreement between the former director and the Company. The complaint filed by the former director seeks to have the Voting Agreement declared unenforceable.

In 2006 the Court dismissed part of the case with prejudice and the rest of the case was dismissed with leave to refile.

b.

On October 27, 2005, the Company’s shareholders approved the terms of a management agreement entered into between the Company and Fortissimo on behalf of several private equity funds, which are managed by Fortissimo (“the Management Agreement”). According to the Management Agreement, Fortissimo, through its employees, officers and directors, will provide management services, advice and provide assistance to the Company’s management concerning the Company’s affairs and business. The Management Agreement also provides that Fortissimo will be entitled to elect a majority of the Company’s board of directors, including the chairman of the board of directors. In consideration of the performance of the management services and the board services pursuant to the Management Agreement, the Company has agreed to pay Fortissimo an aggregate annual management services fee in the amount $250. The Management Agreement will remain in effect for so long as a Fortissimo director maintains the position of the chairman of the board of directors and one additional position in the board of directors.

c.

A company wholly-owned by the Company’s former CEO rendered services to certain subsidiaries. The Group’s expenses during 2004, 2005 and 2006 in respect of such services amounted to $12, $0 and $0, respectively.

d.

In October 2003, the Company entered into an engagement agreement with a certain law firm that is owned, among others, by the brother of the former Company’s CEO. Under the agreement, the law firm represented a subsidiary and the Company in litigations against third parties and provided legal services as needed in Israel and in Belgium. The aggregate consideration for the services provided to the Company and its subsidiaries by the law firm amounted to $120, $ 75 and $ 0 in 2004, 2005 and 2006, respectively. During 2004, the Company’s audit committee and board of directors reviewed, ratified and approved the terms of the engagement with that law firm.

e.

During 2005, in connection with a termination agreement of one of the Company’s former executives, the Company granted warrant to purchase up to 300,000 ordinary shares with an exercise price of $0.51 expiring in December 2007 in consideration for a non-competition agreement during a two-year period. The fair value of these warrants was estimated at $88 using a Black-Scholes option pricing model with the following assumptions: average risk-free interest rate of 4.35%; dividend yields of 0%; average volatility factors of the expected market price of the ordinary shares of 1.3; and an expected life of two years. The Company recorded the expense over the term of the agreement.

F – 35

NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12: –	TRANSACTIONS AND BALANCES WITH RELATED PARTIES (Cont.)

f.

On January 24, 2006 the Company entered into a lease agreement with Telrad Networks Ltd. (“Telrad”) the owner of an industrial park in Lod, Israel. The lease is for industrial space starting May 7, 2006 for a period of five years, with a renewal option to continue the lease for another five years. A monthly fee of $ 31 is to be paid in advance every three months. Notwithstanding, the first year of rent was to be paid in three equal installments of $ 124, amounting to a sum of $ 372. In 2006, the Company paid a sum of $ 287 to Telrad for the use of the facility. The Company withheld an amount of $ 85 due to a dispute with Telrad over leasehold improvements made by the company prior to occupying the premises. Fortissimo is a major shareholder of Telrad.

NOTE 13: –	SHAREHOLDERS’ DEFICIENCY

	a.	The ordinary shares of the Company were traded until May 2005 on the Nasdaq Capital Market. As of May 19, 2005, the Company’s ordinary shares are quoted over-the-counter in the “pink sheets”.

On April 17, 2005, the Company’s shareholders approved an increase of the Company’s authorized ordinary shares to 120,000,000 and an additional increase to 170,000,000 on October 27, 2005.

	b.	Shareholders’ rights:

Ordinary shares confer upon their holders voting rights, the right to receive dividends and the right to share in excess assets upon liquidation of the Company.

c.

On August 21, 2005, the Company effected a private offering (“Investment Agreement”) of its securities with several investors led by Fortissimo in which the Company issued 34,285,714 ordinary shares of NIS 1 par value each in consideration of $ 12,000 (excluding issuance expenses in the amount of $ 68) and 25,714,286 warrants exercisable into 25,714,286 ordinary shares of NIS 1 par value each for an exercise price of $ 0.40 per ordinary share. The warrants will expire at the end of five years from the closing date of the Investment Agreement in 2005. The total consideration in respect to the Investment Agreement was payable in three installments as follows: (i) $ 5,000 were paid at the closing date of the Investment Agreement, (ii) $ 5,000 were paid during the first quarter of 2006 (“2nd Installment”), and (iii) $ 2,000 were paid during the third and fourth quarter of 2006 (“3rd Installment”).

To ensure full performance of the obligations under the Investment Agreement, the Company issued and allocated 20,000,000 ordinary shares and 15,000,000 warrants to an escrow agent with respect to the 2nd and 3rd installments. The ordinary shares and warrants held by the escrow agent were transferred to the investors upon receipt of the 2nd Installment and the 3rd Installment. As of December 31, 2006, 2,285,715 ordinary shares and 1,714,285 warrants were held by the escrow agent and were transferred to the investors in early 2007.

d.

Under the terms of the Debt Restructuring Agreement, the Company extended the expiration period by additional 18 months to previously issued 1,340,000 warrants. In addition, the Company issued to the Lender Banks 8,000,000 warrants. These warrants were valued using a Black-Scholes option pricing model at $ 4,047, and recorded as an increase in the Company’s additional paid-in capital.

F – 36

NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13: –	SHAREHOLDERS’ DEFICIENCY (Cont.)

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

f.

On March 31, 2004, the Company effected a private offering of its securities in which the Company issued 2,586,140 ordinary shares of NIS 1 par value each in consideration for $ 3,000 (excluding issuance expenses in the amount of $222).

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

In connection with the 2003 credit line and warrant agreement, the investors exercised on December 22, 2003, their right to replace $ 2,000 of the undrawn credit line by purchasing 3,225,806 ordinary shares for $ 2,000. Issuance expenses associated with this purchase totaled $ 133. These ordinary shares were issued to the Investors in January 2004. On March 31, 2004, the investors exercised their right to replace $ 1,500 available under the credit line through the purchase of 2,419,354 ordinary shares for $ 1,500. Issuance expenses associated with this purchase totaled $ 43.

	g.	Stock Option Plans:

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

In October 2005, the Company’s shareholders approved to increase the number of options available for grant under the 1998 plan by 500,000.

F – 37

NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13: –	SHAREHOLDERS’ DEFICIENCY (Cont.)

In August 2000, the Company’s board of directors adopted the 2000 Stock Option Plan (“the 2000 Plan”). According to the 2000 Plan, 2,000,000 options may be granted to officers, directors, employees and consultants of the Company and its subsidiaries. The Options usually vest over a three or four-year period. The exercise price of the options under the 2000 Plan is determined to be not less than 80% of the fair market value of the Company’s ordinary shares at the time of grant, and they usually expire after 10 years from the date of grant. The 2000 Plan expires on August 31, 2008, unless previously terminated or extended by the Company’s board of directors. Generally, the Company granted options under the plan with an exercise price equal to the market price of the underlying shares on the date of grant.

In October 2004 and October 2005, the Company’s shareholders approved the increase of the number of options available for grant under the 2000 Plan by 500,000 and 14,500,000, respectively. In October 2005, the Company’s shareholders also approved the increase of the available number of ordinary shares authorized for issuance under the 2000 Plan by the number of ordinary shares underlying options cancelled (except in the case of surrender for the exercise into shares) or which cease to be exercisable under the Company’s previously terminated option plans.

During 2004, 2005 and 2006, the Company granted to directors (including the Chairman of the board of directors) 46,667, 58,544 and 36,667 options, respectively.

Under the Company’s 1998 and 2000 Plans, the Company reserved for issuance 750,000 and 17,661,890 ordinary shares, respectively. As of December 31, 2006, 559,165, and 5,995,651 options, respectively, are still available for future grants under these plans. Option that are cancelled or forfeited before expiration, become available for future grant.

F – 38

NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13: –	SHAREHOLDERS’ DEFICIENCY (Cont.)

	2.	A summary of the Company’s share option activity through December 31, 2006 for the Plans is as follows:

	Options outstanding

	Number Of options		Weighted average exercise price

Balance as of January 1, 2004	2,661,710		$1.22
Options granted	1,246,367		$0.98
Options exercised	(344,884)		$0.72
Options forfeited or expired	(326,159)		$1.70

Balance as of December 31, 2004	3,237,034		$1.11
Options granted	4,643,544		$0.42
Options exercised	(10,834)		$0.38
Options forfeited or expired	(1,172,463)		$0.81

Balance as of December 31, 2005	6,697,281		$0.65
Options granted	5,821,667		$0.61
Options exercised	(25,824)		$0.32
Options forfeited or expired	(641,060)		$1.16

Balance as of December 31, 2006	11,852,064		$0.60

	Year ended December 31, 2006

	Options		Aggregate intrinsic value (in thousands)

Outstanding at beginning of year	6,697,281		$-
Granted	5,821,667		-
Exercised	(25,824)		9
Forfeiture or expired	(641,060)		-

Outstanding as of December 31, 2006	11,852,064	$	*) 695

Exercisable as of December 31, 2006	2,980,878	$	**) 213

*)

Represents intrinsic value of 4,767,000 outstanding options that are in-the-money as of December 31, 2006. The remaining 7,085,064 outstanding options are out of the money as of December 31, 2006 and their intrinsic value was considered as zero.

**)

Represents intrinsic value of 1,412,544 exercisable options that are in-the-money as of December 31, 2006. The remaining 1,568,334 exercisable options are out of the money as of December 31, 2006 and their intrinsic value was considered as zero.

The number of options exercisable as of December 31, 2004, 2005 and 2006 was 1,370,022, 1,938,847 and 2,980,878, respectively.

The weighted average exercise price of options exercisable as of December 31, 2004, 2005 and 2006 is $ 1.33, $ 1.08 and $ 0.78, respectively

F – 39

NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13: –	SHAREHOLDERS’ DEFICIENCY (Cont.)

	3.	The options outstanding as of December 31, 2006 have been separated into ranges of exercise price, as follows:

Outstanding				Exercisable

Range of exercise price	Options outstanding	Weighted average remaining contractual life	Weighted average exercise Price	Options exercisable	Weighted average exercise price of exercisable options	Weighted average remaining contractual life

		Years				Years

$0.31-0.40	4,465,000	8.11	$0.40	1,325,209	$0.39	6.20
$0.48-0.80	6,028,584	9.20	$0.61	397,669	$0.66	7.12
$0.85-1.40	1,023,404	5.67	$0.95	923,215	$0.95	5.46
$1.63-1.88	285,876	5.02	$1.64	285,585	$1.64	5.02
$1.94-3.20	28,000	1.18	$2.09	28,000	$2.09	1.18
$5.50-7.5	21,200	3.73	$7.14	21,200	$7.14	3.73

	11,852,064	8.36	$0.6	2,980,878	$0.78	5.91

As of December 31, 2006, the Company had approximately $ 3,308 of unrecognized compensation expenses related to non-vested stock options, expected to be recognized over four years.

4.	Weighted average fair values and exercise price of options on dates of grant are as follows:

	Equal market price			Exceed market price			Are less than market price

	2004	2005	2006	2004	2005	2006	2004	2005	2006

Weighted average exercise prices	$0.98	$0.47	$0.61	$-	$0.41	$-	$-	$0.40	$-

Weighted average fair value on grant date	$0.48	$0.28	$0.45	$-	$0.23	$-	$-	$0.29	$-

F – 40

NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13: –	SHAREHOLDERS’ DEFICIENCY (Cont.)

	h.	The Company’s outstanding warrants as of December 31, 2006, are as follows:

Issuance date	Number of warrants issued	Exercise price per share	Warrants exercisable	Expiration date

		$

February 2002	120,000	5.00	120,000	August 2007
March 2003	240,000	0.34	240,000	September 2008
June 2003	27,000	0.72	27,000	December 2008
August 2003	953,000	0.62	953,000	January 2009
October 2003	1,019,230	0.52	1,019,230	October 2008
March 2004	646,542	1.54	646,542	March 2009
March 2004	112,903	0.62	112,903	March 2009
March 2004	129,310	1.16	129,310	March 2009
April 2005	3,000,000	0.75	3,000,000	April 2010
October 2005	25,714,286	0.40	25,714,286	April 2010
December 2005	8,000,000	0.35	8,000,000	April 2010
December 2005	300,000	0.51	150,000	December 2007

	40,262,271		40,112,271

	i.	Dividends:

In the event that cash dividends are declared in the future, such dividends will be paid in NIS. A dividend paid to shareholders outside Israel will be converted into dollars, on the basis of the exchange rate prevailing at the date of payment. The Company does not intend to pay cash dividends in the foreseeable future.

NOTE 14: –	TAXES ON INCOME

	a.	Israeli taxation:

		1.	Corporate tax structure:

Taxable income of Israeli companies is subject to tax at the rate of 31% in 2006, 29% in 2007, 27% in 2008, 26% in 2009, 25% in 2010 and thereafter.

		2.	Tax benefits under the Israeli Law for the Encouragement of Capital Investments, 1959 (“the law”):

Certain of the Company’s production facilities have been granted the status of “Approved Enterprise” under the law, for three separate investment plans.

F – 41

NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 14: –	TAXES ON INCOME (Cont.)

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

The period of tax benefits detailed above is subject to limits of 12 years from the commencement of production, or 14 years from receiving the approval, whichever is earlier. Given the above mentioned conditions, the period of benefits for the first and second plans commenced in 1994 and 1999, respectively. The first plan was terminated in 2001 and the second plan was terminated in 2004. The period of benefits for the third plan has not yet commenced.

The entitlement to the above benefits is conditional upon the Company fulfilling the conditions stipulated by the above law, regulations published hereunder and the letters of approval for the specific investments in “Approved Enterprises”. In the event of failure to comply with these conditions, the benefits may be canceled and the Company may be required to refund the amount of the benefits, in whole or in part, including interest. As of the balance sheet date, the Company complies with all these conditions.

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

The Company has decided to permanently reinvest the tax exempt profits resulting from the “Approved Enterprise” status and not to distribute such profits as dividends. Accordingly, no deferred income taxes have been provided in respect of the said tax exempt profits. As of December 31, 2006, the Company has no such retained tax exempt profits.

The law also entitles the Company to claim accelerated rates of depreciation on equipment used by the “Approved Enterprise” during five tax years.

Income from sources other than the “Approved Enterprise” during the benefit period will be subject to tax at the regular corporate tax rate.

On April 1, 2005, an amendment to the Investment Law came into effect (“the Amendment”) and has significantly changed the provisions of the Investment Law. The Amendment limits the scope of enterprises which may be approved by the Investment Center by setting criteria for the approval of a facility as a Privileged Enterprise, such as provisions generally requiring that at least 25% of the Privileged Enterprise’s income will be derived from export. Additionally, the Amendment enacted major changes in the manner in which tax benefits are awarded under the Investment Law so that companies no longer require Investment Center approval in order to qualify for tax benefits.

F – 42

NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 14: –	TAXES ON INCOME (Cont.)

In addition, the Investment Law provides that terms and benefits included in any certificate of approval already granted will remain subject to the provisions of the law as they were on the date of such approval. Therefore, the Company’s existing Approved Enterprise will generally not be subject to the provisions of the Amendment. As a result of the amendment, tax-exempt income generated under the provisions of the new law, will subject the Company to taxes upon distribution or liquidation.

		3.	Measurement of results for tax purposes under the Income Tax (Inflationary Adjustments) Law, 1985:

Results for tax purposes are measured in terms of earnings in NIS after certain adjustments for increases in Israel’s Consumer Price Index (“CPI”). As explained in Note 2c, the financial statements are measured in U.S. dollars. The difference between the annual change in Israel’s CPI and in the NIS/dollar exchange rate causes a difference between taxable income and the income before taxes shown in the financial statements. In accordance with paragraph 9(f) of SFAS No. 109, the Company has not provided deferred income taxes in respect of the difference between the functional currency and the tax bases of assets and liabilities.

		4.	Tax benefits under the Law for the Encouragement of Industry (Taxation), 1969:

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

	b.	Income taxes on non-Israeli subsidiaries:

Non-Israeli subsidiaries are taxed according to the tax laws in their respective country of residence.

Israeli income taxes and foreign withholding taxes were not provided for undistributed earnings of the Company’s foreign subsidiaries. The Company’s board of directors has determined that the Company will not distribute any amounts of its undistributed earnings as dividend. The Company intends to reinvest these earnings indefinitely in its foreign subsidiaries. Accordingly, no deferred income taxes have been provided. If these earnings were distributed to Israel in the form of dividends or otherwise, the Company would be subject to additional Israeli income taxes (subject to an adjustment for foreign tax credits) and foreign withholding taxes.

F – 43

NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 14: –	TAXES ON INCOME (Cont.)

	c.	Theoretical tax expenses:

A reconciliation of the theoretical tax expense, assuming all income is taxed at the statutory rate applied to corporations in Israel and the actual tax expense, is as follows:

	Year ended December 31,

	2004	2005	2006

Loss before taxes on income	$(21,948)	$(14,668)	$(1,823)

Statutory tax rate	35%	34%	31%

Theoretical tax benefit	$(7,682)	$(4,987)	$(565)
Increase (decrease) in taxes:
Approved enterprise	2,897	2,190	734
Reduced statutory tax rate of subsidiaries	201	111	27
Non-deductible expenses	1,390	590	105
Foreign exchange differences (see note 3 above)	-	395	478
Utilization of carryforward losses for which a valuation allowance was provided	-	(1,050)	(212)
Deferred taxes on losses, reserves and allowances for which a valuation allowance was provided	3,213	2,789	(469)

Actual tax expense	$19	$38	$98

Basic and diluted net loss per share amount of the tax benefit resulting from “Approved Enterprise” status	0.12	0.07	(* )

(*) Less than $0.01

d.	Taxes on income included in the statements of operations:

Current:
Domestic	$19	$-	$-
Foreign	-	144	98

	19	144	98

Deferred:
Domestic	-	-	-
Foreign	-	(106)	-

	-	(106)	-

	$19	$38	$98

F – 44

NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 14: –	TAXES ON INCOME (Cont.)

	e.	Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Group’s deferred tax assets are as follows:

	December 31,

	2005	2006

Deferred tax asset:
Net operating losses and deductions carryforward	$28,149	$27,169
Stock-based compensation	-	358
Others	139	80

Deferred tax assets before valuation allowance	28,288	27,607

Valuation allowance (1)	(28,049)	(27,368)

Net deferred tax assets (2)	$239	$239

(1)

The Group has provided valuation allowances in respect of deferred tax assets resulting from tax losses carryforward and other temporary differences. Management currently believes that since the Company has a history of losses it is more likely than not that the deferred tax regarding all loss carryforwards (except in NUR Japan) will not be utilized in the foreseeable future.

(2) As of December 31, 2006 and 2005, deferred taxes are recorded in current other accounts receivable and other assets.

f.	Carryforward tax losses and deductions:

As of December 31, 2006, NUR Macroprinters Ltd. had available carryforward tax losses and deductions aggregating to approximately $ 27,000, which have no expiration date.

Additional carryforward losses of NUR America and NUR Salsa, in the amount of approximately $ 33,000, which are located in the U.S., will expire in 2021- 2026. Utilization of U.S. net operating losses may be subject to substantial annual limitation due to the “change in ownership provision of the Internal Revenue Code of 1986” and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

NUR Asia Pacific and NUR Shanghai had available carryforward losses as of December 31, 2006 aggregating to approximately $ 19,000, which have no expiration date.

NUR Japan had available carryforward losses as of December 31, 2006 aggregating to approximately $ 800, expiring in 2012.

NUR Europe and NUR Media Solutions had available carryforward losses as of December 31, 2006 aggregating to approximately $ 15,000 which have no expiration date.

F – 45

NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 14: –	TAXES ON INCOME (Cont.)

	g.	Loss before taxes on income consists of the following:

	Year ended December 31,

	2004	2005	2006

Domestic	$(8,178)	$(11,296)	$(4,588)
Foreign	(13,770)	(3,372)	2,765

	$(21,948)	$(14,668)	$(1,823)

NOTE 15: –	MAJOR CUSTOMERS AND GEOGRAPHIC INFORMATION

	a.	Summary information about geographic areas:

The Company manages its business on the basis of one reportable segment. Refer to Note 1a for a description of the Company’s business. The following data is presented in accordance with SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information”. Total revenues are attributed to geographical areas based on location of end customers.

The following table presents total revenues for the years ended December 31, 2004, 2005 and 2006 and long-lived assets as of December 31, 2005 and 2006:

	2004	2005		2006

	Total revenues	Total revenues	Long-lived assets	Total revenues	Long-lived assets

Asia	$11,451	$12,401	$51	$8,740	$359
Europe and Middle East	38,429	37,731	4,310	42,391	5,063
America	26,843	21,246	484	26,837	378

	$76,723	$71,378	$4,845	$77,968	$5,800

b.	Product lines:

Total revenues from external customers distributed on the basis of the Company’s product lines are as follows:

	Year ended December 31,

	2004	2005	2006

Printers and spare parts	$51,198	$46,783	$50,120
Ink	18,379	19,226	22,456
Substrates and others	1,749	1,063	-
Services	5,397	4,306	5,392

	$76,723	$71,378	$77,968

F – 46

NUR MACROPRINTERS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 15: –	MAJOR CUSTOMERS AND GEOGRAPHIC INFORMATION (Cont.)

	c.	Major customer data as a percentage of total revenues:

The Group does not have any major customers that represent 10% or more of the consolidated revenues for 2004, 2005 and 2006.

NOTE 16: –	SELECTED STATEMENTS OF OPERATIONS DATA

Financial expenses, net:
	Year ended December 31,

	2004	2005	2006

Expenses:
Interest on short-term bank credit and charges	$(1,436)	$(1,244)	$(385)
Interest on long-term loans	(1,195)	(1,630)	(80)
Foreign currency loss	(3,912)	(4,350)	(6,423)

	(6,543)	(7,224)	(6,888)

Income:
Interest on bank deposits and other	-	132	193
Foreign currency gain	3,904	3,644	5,379

	3,904	3,776	5,572

	$(2,639)	$(3,448)	$(1,316)

NOTE 17: –	SUBSEQUENT EVENTS

On January 30, 2007 and February 12, 2007, the Company issued 7,105,320 and 4,629,630, respectively of its ordinary shares at $0.54 per share to various investors. The Company received from these investments proceeds in the amount of $6.1 million, net of expenses. The Company also issued to the investors warrants to purchase up to 2,131,596 and 1,388,889, respectively ordinary shares at an exercise price of $0.65 per share. The warrants are exercisable for five years from the closing date of the private placement. The securities offered in the private placement have not been registered under the Securities Act of 1933, as amended (the “Act”), and may not be offered or sold in the United States absent registration, or an applicable exemption from registration, under the Act. NUR agreed to use its best efforts to register all the private placement related shares (both those purchased and those issuable upon exercise of the warrants) for resale under the Act. If the Company fails to file a registration statement prior to July 1, 2007 or ceases the effectiveness of such filing after the registration, until the event is cured, the Company will pay each of the investors partial damages in cash equals to 1% per month of the aggregate purchase price paid by the investor subject to overall limit of up to 24 months of partial liquidated damages.

F – 47

[BDO McCable Lo Limited Letterhead]

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of
NUR Asia Pacific Limited

We have audited the accompanying balance sheets of NUR Asia Pacific Limited (the “Company”) as of December 31, 2006 and 2005 and the related statements of operations, stockholders’ deficit and cash flows for each of the years ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of NUR Asia Pacific Limited as of December 31, 2006 and 2005, and the results of its operations and cash flows for each of the three years ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

/s/ BDO McCabe Lo Limited BDO McCabe Lo Limited

Hong Kong, June 28, 2007