Form 20-F
period 2007-12-31
Ellomay Capital Ltd.
filed 2008-06-30
CIK 946394

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ________________________

For the transition period from ______ to ______

Commission File Number 000-26498

ELLOMAY CAPITAL LTD.
(Exact Name of Registrant as specified in its charter)

ISRAEL
(Jurisdiction of incorporation or organization)

Ackerstein Towers
11 Hamenofim St.
P.O.Box 2148
Herzliya 46120, Israel
(Address of principal executive offices)

Yosef Zylberberg, Interim CEO & CFO
Tel: +972-9-971-5614; Facsimile: +972-9-950-2942
Ackerstein Towers, 11 Hamenofim St.
Herzliya 46120, Israel
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act: None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

ordinary shares
NIS 1.0 par value per share

Title of Class

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Title of Class

          Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2007: 72,710,505 ordinary shares, NIS 1.0 par value per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act

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

Yes ☒   No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

          Large accelerated filer ☐   Accelerated filer ☐   Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board	☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐   Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act):

Yes ☒    No ☐

FORWARD-LOOKING STATEMENTS

          In addition to historical information, this annual report on Form 20-F contains forward-looking statements. Some of the statements under “Item 3.D: Risk Factors,” “Item 4: Information on Ellomay,” “Item 5: Operating and Financial Review and Prospects” and elsewhere in this annual report, constitute forward-looking statements. These statements relate to future events or other future financial performance, and are identified by terminology such as “may,” “will,” “should,” “expect,” “scheduled,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “aim,” “potential,” or “continue” or the negative of those terms or other comparable terminology. These forward-looking statements are subject to certain risks, uncertainties and assumptions about us that could cause actual results to differ materially from those reflected in the forward-looking statements. These forward-looking statements are based, among other things, on assumptions in connection with:

•	our ability to identify, evaluate and consummate suitable business opportunities and strategic alternatives;

•	the price and market liquidity of our ordinary shares;

•

the fact that we may be deemed to be an “investment company” under the Investment Company Act of 1940 under certain circumstances (including as a result of the investments of assets following the sale of our business), and/or the risk that we may be required to take certain actions with respect to the investment of our assets or the distribution of cash to shareholders in order to avoid being deemed an “investment company”;

•	our plans with respect to the management of our financial and other assets;

•	our exposure to indemnity claims from Hewlett-Packard Company following the sale of our business; and

•	the possibility of future litigation.

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

PART I

ITEM 1: Identity of Directors, Senior Management and Advisers

          Not Applicable.

ITEM 2: Offer Statistics and Expected Timetable

          Not Applicable.

ITEM 3: Key Information

          Unless the context in which such terms are used would require a different meaning, all references to “Ellomay,” “we,” “our” or the “Company” refer to Ellomay Capital Ltd. and its consolidated subsidiaries. In February 2008, we sold our business, including the right to the name “NUR Macroprinters Ltd.”, to Hewlett-Packard Company (“HP”). Our Corporate name was changed to Ellomay Capital Ltd. in connection with such sale.

A.	Selected Financial Data

          The selected consolidated statements of operations data for the years ended December 31, 2005, 2006 and 2007, and the selected consolidated balance sheet data as of December 31, 2006 and 2007, have been derived from the audited consolidated financial statements of Ellomay Capital Ltd. set forth in “Item 18: Financial Statements.” The selected consolidated statement of operations data for the years ended December 31, 2003 and 2004 and the selected consolidated balance sheet data as of December 31, 2003, 2004 and 2005 have been derived from our audited consolidated financial statements not included in this report. Our consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles.

          The following tables present the financial data for Ellomay together with its subsidiaries as of the periods presented: NUR Media Solutions, NUR America, NUR Europe, NUR Shanghai, NUR Asia Pacific, Salsa Digital Printers, NUR Hungary Trading and Software Licensing Limited Liability Company, NUR DO Brazil Ltda., Encre Consumables B.V., NUR Japan, NUR Italy, NUR UK and Excite Ink. Financial data for NUR Pro Engineering is included only with respect to 2004 and 2005.

          Certain amounts from prior years have been reclassified to conform to the current year presentation. The reclassification had no effect on previously reported net loss and shareholders’ deficiency. For additional information regarding the reclassification see “Item 5.A: Operating Results.”

          The selected consolidated financial data set forth below should be read in conjunction with and is qualified by reference to Ellomay’s consolidated financial statements and the related notes, as well as “Item 5: Operating and Financial Review and Prospects” included elsewhere in this annual report.

Consolidated Statements of Operations Data
(in thousands of U.S. Dollars except per share and share data)

	Year ended December 31,

	2003	2004	2005	2006	2007

Revenues:
Products	64,283	71,326	67,072	72,576	80,228
Services	4,431	5,397	4,306	5,392	5,379

Total revenues	68,714	76,723	71,378	77,968	85,607

Cost of revenues:
Products	34,505	44,612	43,505	43,060	46,549
Inventory write-off	13,154	9,658	2,721	806	1,169

	47,659	54,270	46,226	43,866	47,718
Services	6,832	6,278	5,772	7,379	8,759

Total cost of revenues	54,491	60,548	51,998	51,245	56,477

Gross profit	14,223	16,175	19,380	26,723	29,130

Operating expenses:
Research and development expenses, net	6,546	8,008	7,086	5,827	7,046
Selling and marketing	11,321	9,529	10,865	11,747	13,815
General and administrative	11,134	10,819	12,171	9,803	11,129
Doubtful accounts expenses (income)	6,694	6,266	(1,132)	(314)	942
Amortization of other intangible assets	118	862	169	167	42
Restructuring charges	2,001	–	–	–

Total operating expenses	37,814	35,484	29,159	27,230	32,974

Operating loss	(23,591)	(19,309)	(9,779)	(507)	(3,844)
Financial expenses, net	(1,406)	(2,639)	(3,448)	(1,316)	(1,738)
Fair value of warrants issued to former director	–	–	(1,441)	–	–
Other expenses, net	(182)	–	–	–

Loss before taxes on income	(25,179)	(21,948)	(14,668)	(1,823)	(5,582)
Taxes on income	1,191	19	38	98	838

Net loss	$(26,370)	$(21,967)	$(14,706)	$(1,921)	(6,420)

Basic and diluted net loss per share	$(1.52)	$(0.91)	$(0.46)	$(0.03)	$(0.09)

Weighted average number of shares used in computing basic and diluted net loss per share	17,272,089	24,235,406	31,932,345	60,506,854	71,537,501

Consolidated Balance Sheet Data
(in thousands of U.S. Dollars except share data)

	At December 31,

	2003	2004	2005	2006	2007

Working capital (deficiency)	$14,636	$(27,744)	$(3,444)	$356	$(4,972)
Total assets	$61,481	$51,586	$39,716	$41,203	$52,327
Total liabilities	$66,494	$75,228	$67,270	$62,206	$74,506
Total shareholders’ (deficiency)	$(5,013)	$(23,642)	$(27,554)	$(21,003)	$(22,179)
Capital stock	$51,782	$56,631	$74,211	$75,591	$82,850
Ordinary shares outstanding	17,414,281	26,165,215	60,498,062	60,523,886	72,710,505

B.	Capitalization and Indebtedness

          Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

          Not Applicable.

D.	Risk Factors

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

          We have sold our business and currently conduct no business activities. In February 2008, we sold our wide-format printing business, through the sale of substantially all of our assets and liabilities, to HP. We have since held our assets, which mainly consist of the cash consideration received from HP, in cash and cash equivalents. Since the consummation of the sale of our business, we have concentrated on handling the remaining aspects relating to the transfer of the business to HP and our current plan of operation is to identify and evaluate suitable business opportunities and strategic alternatives, including through the acquisition of all or part of an existing business, pursuing business combinations or otherwise. Other than activities relating to the transfer of our business to HP, attempting to locate such business opportunities and activities relating to the investment of our funds, we do not currently conduct any operations.

          We are exposed to potential liabilities in connection with the sale of our business to HP. In connection with the sale of our business to HP, we have agreed to indemnify HP and its subsidiaries that purchased our assets, and their respective officers, directors, employees and affiliates, for certain breaches of the Asset Purchase Agreement, including, among others, any breach or inaccuracy of the representations and warranties, any assets or liabilities that were not assumed by HP and certain environmental matters. Our indemnification liability pursuant to the Asset Purchase Agreement is generally limited to amounts deposited in an escrow account pursuant to such Agreement ($9.5 million deposited in an indemnity escrow account for a period of 18 months and $5 million deposited for a period of 24 months). However, we agreed that claims for indemnity relating to certain liabilities, including, among others, fraud, willing and intentional breach of warranties, liabilities arising in connection with assets or liabilities that were not purchased by HP, failure to comply with certain restrictive covenants and environmental issues, will not be limited to the amounts deposited in escrow. A claim against us could result in substantial cost, that may, if it relates to certain issues, be paid from sources other than the funds deposited in escrow, which would have a negative impact on our financial condition. The representations and warranties made by us in the Asset Purchase Agreement survive for a period of 18 months following the closing date of the transaction.

          We may not be successful in identifying and evaluating suitable business opportunities or in consummating a business combination. We do not have an agreement or understanding with any third party with respect to the future operations of the Company. There can be no assurance that we will be successful in identifying and evaluating suitable business opportunities or in consummating a business combination and we expect to incur expenses in connection with this identification and evaluation process, whether or not such process results in an investment of our funds. While we are actively exploring strategic transactions and opportunities, we have not targeted any particular industry or specific business within an industry in which to pursue such opportunities. We may enter into a business combination with a business entity having no significant operating history or other negative characteristics such as having limited earnings or no potential for immediate earnings, limited assets and negative net worth. We may also pursue a business combination that will not necessarily provide us with significant financial benefits in the short or long term. In the event that we complete a business combination, the success of our operations will be dependent upon the performance of management of the target company and our ability to retain such management and numerous other factors, some of which are beyond our control. There is no assurance that we will be able to negotiate a business combination on terms favorable to us, or at all.

          If we do not conduct an adequate due diligence investigation of a target business, we may be required to subsequently take write-downs or write-offs, restructuring, and impairment or other charges that could have a significant negative effect on our financial condition, results of operations and our stock price, which could cause you to lose some or all of your investment. We must conduct a due diligence investigation of the target businesses we intend to acquire. Intensive due diligence is time consuming and expensive due to the operations, accounting, finance and legal professionals who must be involved in the due diligence process. Even if we conduct extensive due diligence on a target business, we cannot assure you that this diligence will reveal all material issues that may affect a particular target business, or that factors outside the control of the target business and outside of our control will not later arise. If our due diligence review fails to identify issues specific to a target business, industry or the environment in which the target business operates, we may be forced to later write-down or write-off assets, restructure our operations, or incur impairment or other charges that could result in losses. Even though these charges may be non-cash items and not have an immediate impact on our liquidity, the fact that we report charges of this nature could contribute to negative market perceptions about us or our ordinary shares.

          We may not be able to consummate a business combination that will be beneficial to our shareholders. We expect to encounter intense competition from entities having a business objective similar to ours, including venture capital funds, private equity funds, special purpose acquisition companies, operating businesses competing for acquisitions, and blank check companies. Many of these entities are well established and have extensive experience in identifying and effecting business combinations directly or through affiliates. Such entities may possess greater technical, human and other resources than we do and our financial resources may be relatively limited when contrasted with those of many of these competitors. In addition, our history of operations and potential exposures relating to our previous operations may limit our ability to consummate a business combination that will be beneficial to our current shareholders.

          When we do select a prospective target business or business in which to invest or with which to complete a business combination, you will be unable to ascertain the merits or risks of any particular target business’s operations. To the extent we complete a business combination or investment transaction, we may be affected by numerous risks inherent in the business operations of the acquired business or businesses. Although our management will endeavor to evaluate the risks inherent in a particular target business, we cannot assure you that we will properly ascertain or assess all of the significant risk factors, or that we will have adequate resources to perform a complete due diligence process.

          The consummation of a business combination may lead to the dilution of the value of our shares, and may involve the issuance of additional shares of our capital stock or the issuance of debt securities. Issuance of our capital stock would have a dilutive effect over the interests of our shareholders. In the event we enter into a business combination or similar arrangement, it may involve the allocation of a significant amount of cash held by us as a result of the sale of our business to HP. Depending upon the value of the assets acquired in such business combination or investment, the per share value of our ordinary shares may increase or decrease, possibly significantly. In addition, we may need to raise additional financing by issuing our ordinary shares to investors, issuing debt securities or incurring bank or other debt in order to consummate business combinations or acquisitions. Our amended and restated certificate of incorporation authorizes the issuance of up to 170,000,000 ordinary shares. There are currently 43,674,005 ordinary shares available for issuance (after appropriate reservation for the issuance of the shares upon full exercise of our outstanding stock options and warrants). Although we have no commitment as of the date of this report, the issuance of additional ordinary shares may significantly reduce your equity interest in Ellomay and may adversely affect prevailing market prices for our ordinary shares. The incurrence of bank debt or the issuance of debt securities may place restrictions on our ability to operate our business, including leading to default and foreclosure on our assets, subjecting us to restrictive covenants and limiting our ability to obtain additional financing.

          The current general economic and business condition around the world and any subsequent economic downturn may adversely affect our ability to consummate a business combination, the prospects of any business we may acquire and the trading price of our ordinary shares. During the previous years and increasingly during the previous months, due also to the sub-prime and credit crisis in the United States and the rising costs of various commodities, the general economic and business condition in many countries around the world has worsened, affecting, among other things, credit ratings, credit risk, spending habits of consumers, and the ability to procure financing due to the rising interest rates. If this current crisis continues, or any economic downturn ensues, it may adversely affect our ability to procure financing required for prospective business combinations, the value of businesses we acquire and our financial condition and results of operations. In addition, this economic downturn also affects the trading prices of securities in various capital markets around the world and may adversely affect the trading price of our ordinary shares.

          Our ability to successfully effect business combinations or acquisitions and to be successful thereafter will be significantly dependent upon the efforts of our key personnel. Several of our key personnel allocate their time to other businesses. Our ability to successfully effect a business combination or acquisition is dependent upon the efforts of our key personnel, including Shlomo Nehama, our chairman of the board, and other members of our board of directors. Our directors are not required to commit their full time to our affairs, which could create a conflict of interest when allocating their time between our operations and their other commitments. If our directors’ other business affairs require them to devote more substantial amounts of time to such affairs, it could limit their ability to devote time to our affairs and could have a negative impact on our ability to consummate a business combination.

          If we acquire a business or effect a business combination with a company located outside of Israel or the United States, we would be subject to a variety of additional risks that may negatively impact our operations. We may acquire or effect a business combination with a company located outside of Israel or the United States. If we did, we would be subject to any special considerations or risks associated with companies operating in the target business’ home jurisdiction, including rules and regulations or currency conversion or corporate withholding taxes on individuals, tariffs and trade barriers, regulations related to customs and import/export matters, longer payment cycles, tax issues, such as tax law changes and variations in tax laws as compared to Israel and the United States, currency fluctuations and exchange controls, challenges in collecting accounts receivable, cultural and language differences, employment regulations, crime, strikes, riots, civil disturbances, terrorist attacks and wars and deterioration of political relations with Israel. We cannot assure you that we would be able to adequately address these additional risks. If we were unable to do so, our operations might suffer.

          If we are characterized as a passive foreign investment company, our U.S. shareholders may suffer adverse tax consequences. As a result of the sale of our business to HP, our assets mainly consist of cash and cash equivalents producing passive income. If, for any taxable year, our passive income, or our assets that produce passive income, exceed specified levels, we may be characterized as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. This characterization could result in adverse U.S. tax consequences for our U.S. shareholders, which may include having gains realized on the sale of our ordinary shares treated as ordinary income, rather than as capital gains income, and having potentially punitive interest charges apply to the proceeds of sales of our ordinary shares and certain distributions. The tests for determining PFIC status are applied annually and it is difficult to make accurate predictions of future income and assets, which are relevant to this decision. We believe that for fiscal year 2008 we meet the requirements set forth in Section 1298(b)(3) of the Internal Revenue Code, providing an exception from the PFIC status for a “change of business” situation. We cannot assure you, however, that the Internal Revenue Service or the courts would agree with our conclusion if they were to consider our situation. In addition, we cannot use such exception for two years in succession and therefore there is no assurance that we will not become a PFIC in subsequent years. For a more detailed discussion of the consequences of our being classified as a PFIC, see “Item 10.E: Taxation” under the caption “U.S. Tax Considerations Regarding Ordinary Shares.”

          We may be deemed an “investment company” under the Investment Company Act of 1940, which could subject us to material adverse consequences. As a result of the sale of our business to HP, we could be deemed to be an “investment company” under the Investment Company Act of 1940 (the “Investment Company Act”). We are not currently deemed an “investment company” under the Investment Company Act, however, because we rely on an exemption from that act which generally exempts transient investment companies for a twelve-month period, which commenced upon the sale of our business to HP. At the end of such twelve-month period, if we have not entered into a business combination or developed an operating business, we would fall within the definition of “investment company.” If we were deemed to be an “investment company,” we would not be permitted to register under the Investment Company Act without an order from the SEC permitting us to register because we are incorporated outside of the United States and, prior to being permitted to register, we would not be permitted to publicly offer or promote our securities in the United States. Such order will subject us to additional commitments and regulatory compliance. As a result, we may be required to take certain actions with respect to the investment of our assets in order to avoid being deemed an investment company. Such investments might not be as favorable to us as the investments we may have made if we were not potentially subject to regulation under the Investment Company Act. We seek to conduct our operations, including by way of investing our cash and cash equivalents, to the extent possible, so as not to become subject to regulation under the Investment Company Act.

          We are undergoing, and may in the future undergo, tax audits and may have to make material payments to tax authorities at the conclusion of these audits, including in connection with the sale of our business to HP. Previously to the sale of our business to HP, we conducted business globally and a substantial part of our operations was conducted in various countries. Our domestic and international tax liabilities are subject to the allocation of revenues and expenses in different jurisdictions and the timing of recognizing revenues and expenses and were not assumed or purchased by HP as part of the business sold. Additionally, the amount of income taxes paid is subject to our interpretation of applicable laws in the jurisdictions in which we file. Not all of the tax returns of our operations in other countries and in Israel are final and may be subject to further audit and assessment by the applicable tax authorities. The consummation of the transaction with HP may increase the likelihood of additional audits of our tax returns in the future. While we believe we comply with applicable income tax laws, there can be no assurance that a governing tax authority will not have a different interpretation of the law and assess us with additional taxes, as a result of which our future results may be adversely affected.

          Because our ordinary shares are quoted on the pink sheets and their trading may become subject to the Securities and Exchange Commission’s “penny stock” regulations, the market liquidity of our ordinary shares is very limited. On May 19, 2005, our ordinary shares were delisted from the Nasdaq Capital Market. The basis of the delisting was our failure to comply with the minimum stockholders’ equity requirement for continued listing on the Nasdaq Capital Market. Our ordinary shares are currently quoted on the over-the-counter market in the “Pink Sheets” under the symbol “EMYCF.PK.”

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

          We do not intend to pay cash dividends prior to the completion of a business combination and may not pay dividends in the future following the completion of a business combination. We have not paid any cash dividends on our ordinary shares to date and do not intend to pay cash dividends prior to the completion of a business combination. The payment of dividends after completion of an initial business combination will depend on our revenues and earnings, if any, capital requirements and general financial condition after a business combination is completed and will be within the discretion of our then-board of directors. As a result, any gains on an investment in our securities will need to come through appreciation of the value of such securities.

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

          Currency fluctuations may affect the value of our assets and decrease our earnings. The consideration for the sale of our business to HP was paid to us in US$. Some of our retained assets and liabilities however are denominated in other currencies. The devaluation of the US$ against such other currencies and other currency fluctuations may decrease the value of our assets and could impact our business.

          Our stock price has decreased significantly and may continue to be volatile, which could adversely affect the market liquidity of our ordinary shares and our ability to raise additional funds. Our ordinary shares have experienced substantial price volatility, particularly as a result of variations between our anticipated and actual financial results, the published expectations of analysts, and announcements by our competitors and us. The market price for our ordinary shares has generally followed a historical downward trend since 2000. On May 19, 2005, our ordinary shares were delisted from the Nasdaq Capital Market due to our failure to comply with the minimum stockholders’ equity requirement for continued listing. Our ordinary shares are currently quoted on the over-the-counter market in the “Pink Sheets” under the symbol “EMYCF.PK.” In addition, the stock market has experienced extreme price and volume fluctuations that have negatively affected the market price of many technology and manufacturing companies in particular, and that have often been unrelated to the operating performance of these companies. We are now subject to price and volume fluctuations that affect trading in the security of shell companies, special purpose acquisition companies and other publicly traded investment vehicles. These factors, as well as general economic and political conditions, may materially adversely affect the market price of our ordinary shares in the future. Additionally, volatility or a lack of positive performance in our stock price may adversely affect our ability to retain or attract key employees, many of whom are generally granted stock options as part of their compensation package, and negatively affect our ability to raise funds through both debt and equity, discourage potential customers and partners from doing business with us, and could result in a material adverse effect on our business, financial condition, and results of operations.

          If we fail to implement and maintain effective disclosure controls and procedures, our business, operating results and share price could be materially adversely affected. In addition, we have identified material weaknesses in our internal controls over financial reporting under Section 404 of the Sarbanes-Oxley Act. Pursuant to the requirements of Section 302 of the Sarbanes-Oxley Act of 2002, our management is required to design and evaluate the effectiveness of our disclosure controls and procedure as of the end of the fiscal year that is the subject of this report. Following its review of our disclosure controls and procedures for the fiscal year ended December 31, 2007, our management concluded that due to the material weaknesses identified in our internal controls over financial reporting, our disclosure controls and procedures as of the end of 2007 were not effective. Our management reached the same conclusion with respect to the effectiveness of our disclosure controls and procedures as of the end of 2006. Including such a statement by our management with respect to our disclosure controls and procedures may materially adversely affect the liquidity and trading price of our securities and our ability to raise additional funds, whether from prospective lenders or investors. In addition, if we fail to implement effective disclosure controls and procedures our business and operating results could be materially adversely affected. Beginning with this annual report for our fiscal year ending December 31, 2007, Section 404 of the Sarbanes-Oxley Act of 2002 requires us to include a report by our management on our internal controls over financial reporting. This report must contain an assessment by management of the effectiveness of our internal controls over financial reporting as of the end of our fiscal year and a statement as to whether or not our internal controls are effective.  Due to the existence of several material weaknesses, management was required to conclude that our internal control over financial reporting was not effective as of December 31, 2007. See Item 15, “Controls and Procedures.” Beginning with our annual report for our fiscal year ending December 31, 2009, the report must also contain a statement that our independent registered public accounting firm have issued an attestation report on their assessment of such internal controls. We have not completed the evaluation of the internal control over financial reporting for our current operations, following the sale of our business to HP. Once we complete such evaluation, we may be required to implement new internal control procedures over financial reporting. We may also experience higher than anticipated operating expenses and fees in this context. If we are unable to implement these changes effectively or efficiently, or if our internal controls are found to be ineffective in future periods, it could harm our operations, financial reporting or financial results and could result in our being unable to obtain an unqualified report on internal controls from our independent auditors.

          We are controlled by a small number of shareholders, who may make decisions with which you may disagree. In February and March 2008, a group of investors comprised of Kanir Joint Investments (2005) Limited Partnership (“Kanir”) and S. Nechama Investments (2008) Ltd. (“Nechama Investments”), acquired a substantial amount of our securities in a series of private transactions and have also entered into a shareholders agreement. Consequently, these shareholders are currently the beneficial owners of 71.5% of our ordinary shares and, acting together, could exercise significant influence over our business, including with respect to the election of our directors and the approval of change in control transactions. This concentration of control may have the effect of delaying or preventing changes in control or changes in management, or limiting the ability of our other shareholders to approve transactions that they may deem to be in their best interest.

          Provisions of Israeli law may delay, prevent or make difficult an acquisition of Ellomay, which could prevent a change of control and, therefore, depress the price of our shares. Israeli corporate law regulates mergers, requires tender offers for acquisitions of shares above specified thresholds, requires special approvals for transactions involving directors, officers or significant shareholders and regulates other matters that may be relevant to these types of transactions. Furthermore, Israeli tax considerations may make potential transactions unappealing to us or to some of our shareholders. These provisions of Israeli law may delay, prevent or make difficult an acquisition of Ellomay, which could prevent a change of control and therefore depress the price of our shares.

ITEM 4: Information on Ellomay

A.	History and Development of Ellomay

          Our legal and commercial name is Ellomay Capital Ltd. Our office is located at Ackerstein Towers, 11 Hamenofim Street, Herzliya 46120, Israel, and our telephone number is +972-9-971-5613. Our registered agent in the United States is CT Corporation System, 111 Eight Avenue, New York, New York 10011.

          Ellomay was incorporated as an Israeli corporation under the name Nur Advertisement Industries 1987 Ltd. on July 29, 1987. On August 1, 1993, the Company changed its name to NUR Advanced Technologies Ltd., on November 16, 1997, it again changed its name to NUR Macroprinters Ltd and on April 7, 2008, it again changed its name to Ellomay Capital Ltd. Our corporate governance is controlled by the Israeli Companies Law, 1999, as amended (the “Companies Law”).

          Our ordinary shares were traded on the Nasdaq National Market between October 1995 and July 2003. During 2002, the bid price for our ordinary shares closed below the minimum bid price of $1.00 per share as required for continued listing on the Nasdaq National Market for a period of 30 consecutive trading days. Accordingly, in July 2003, we transferred our securities to the Nasdaq Capital Market, whereby we were granted an extension of 180 days to meet the minimum requirement of $1.00 per share. Ellomay regained compliance with this requirement in October 2003. Our ordinary shares were traded on the Nasdaq Capital Market between July 2003 and May 2005. As a result of our failure to comply with the minimum $2.5 million stockholders’ equity requirement for continued listing set forth in Marketplace Rule 4320(e)(2)(B) and Rule 4310(c)(3)(A), our ordinary shares were delisted from the Nasdaq Capital Market on May 19, 2005 and are currently quoted in the over-the-counter market in the “Pink Sheets” under the symbol “EMYCF.PK.”

Significant Events

          On December 9, 2007, we entered into an Asset Purchase Agreement with HP for the sale of our business to HP and several of its subsidiaries (the “HP Transaction”). The Asset Purchase Agreement contemplated the sale of substantially all of our assets and liabilities relating to our business, with the exclusion of cash, debt and other specific assets and liabilities as agreed upon between the parties to the Asset Purchase Agreement. In connection with the Asset Purchase Agreement, HP and several of its subsidiaries also agreed to acquire three of our subsidiaries, NUR Europe S.A., a company organized pursuant to the laws of Belgium, NUR Japan Ltd., a company organized pursuant to the laws of Japan and NUR Do Brazil Ltda., a company organized pursuant to the laws of Brazil.

          On February 29, 2008, the sale of our business to HP was finalized. The purchase price adjustment on such date was approximately $4 million, increasing the total consideration under the Asset Purchase Agreement from $117.5 million to $121.5 million. At closing, $14.5 million of the purchase price was retained in an indemnity escrow account, approximately $1.6 million was withheld until final calculation of our net debt position at closing and $1.5 million was withheld until the assignment of NUR Europe’s obligations with respect to its capital lease and Government grants to us, resulting in the receipt of $103.9 million by us at closing.

          Following the consummation of the HP Transaction, in March 2008 we repaid our short-term debt to our lender banks, Bank Hapoalim B.M., Bank Leumi Le-Israel B.M. and Israel Discount Bank Ltd. (the “Lender Banks”), in the amount of $9.8 million and, in early April 2008, we fully repaid our long-term debt to the Lender Banks in the amount of $11.9 million.

          Our current plan of operation is to identify and evaluate suitable business opportunities and strategic alternatives, including through the acquisition of all or part of an existing business, pursuing business combinations or otherwise. Following the closing of the HP Transaction, we have ceased conducting any operating activity and substantially all of our assets consist of cash and cash equivalents. We now only conduct activities relating to the attempt to locate business opportunities and strategic alternatives, activities relating to the investment of our funds and activities relating to the smooth transition of the business acquired by HP.

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

          During 2005 we did not have material capital expenditures or divestitures. During the first half of 2006 we made leasehold improvements in our new manufacturing site in Lod, Israel. We invested in these leasehold improvements approximately $0.80 million. During 2007, our ERP system and IT infrastructure was upgraded for an aggregate investment of approximately $0.69 million. We do not have any principal capital expenditures and divestitures currently in progress.

          For more information on our financing activities please refer to “Item 5: Operating and Financial Review and Prospects.”

B.	Business Overview

          Following the closing of the HP Transaction and the sale of our operating business to HP and several of its subsidiaries on February 29, 2008, we ceased substantially all of the operations of our business as conducted prior thereto. Since then, we have held substantially all of our assets in cash and cash equivalents. Our current plan of operation is to identify and evaluate suitable business opportunities and strategic alternatives, including through the acquisition of all or part of an existing business, pursuing business combinations or otherwise. While we are actively exploring strategic transactions and opportunities, we have not targeted any particular industry or specific business within an industry in which to pursue such opportunities.

          The following is a description of the business conducted by us prior to the closing of the HP Transaction:

          Prior to the closing of the HP Transaction, Ellomay was a leading supplier of wide format and super-wide format digital printing systems worldwide. We developed, manufactured, sold and serviced digital color printers for the printing of large images such as billboards, posters and banners, point of purchase displays, exhibition and trade show displays, as well as decorations and backdrops for construction scaffolding covers, showrooms, television and film studios, museums and exhibits. We also supplied our customers with ink and solvent products for use with wide format and super-wide format digital printers.

          Ellomay conducted the research and development activities related to printing equipment and ink at its facility in Lod, Israel. We had worldwide marketing, sales and service subsidiaries or divisions in Europe, North America, South America, Asia Pacific and the Middle East and Africa regions.

          We offered several lines of printers in the wide and super-wide format categories.

          Prior to the consummation of the HP Transaction, we offered both solvent-ink based and UV-ink based printers. In the solvent market we offered the NUR Fresco series and the NUR Tango. In the UV market, we offered the NUR Tempo series and the NUR Expedio series. These printers are sometimes referred to collectively herein as “our printers.”

          We also sold specialized ink products for use with our printers. The ink products sold by Ellomay to its customers for use with the NUR Fresco, the NUR Ultima, the NUR Salsa, the NUR Blueboard, the NUR Tempo, the NUR Expedio and the NUR Tango printers are resistant to water and ultraviolet rays and are well suited for indoor and outdoor use.

          We sold our printers and related products primarily to commercial digital printers, design and service firms, screen printers, commercial photo labs, outdoor media companies and trade shops. Our printers are installed in more than 800 sites throughout Europe, North and South America, Africa and Asia.

Industry Background

          The market for printed applications requiring wide format and super-wide format printing has expanded during the last few years. Wide format and super-wide format printing applications include billboards, flags, posters and banners, special event and trade show displays, point of purchase displays, fleet graphics, decorations and backdrops. For example, the retail, automotive, restaurant, travel and gasoline industries use outdoor advertising to promote their products in numerous locations including roadside billboards and posters displayed on streets and buildings, as well as the outside of buses, vans, trucks and trains, so-called vehicular graphics. Wide format and super-wide format prints can also be found in theaters as stage decorations, in museums and exhibitions as backdrops or displays and on construction sites as building site coverings. Prior to the introduction of digital printing systems, wide format and super-wide format short-run prints were produced either by hand painting, which is relatively slow and expensive, and produces lesser quality images, or by screen or offset printing, both of which are relatively expensive and time consuming processes.

          With the cost of digital printing expected to decrease and the ability of digital technology expected to operate more economically, we believe that the use of wide format and super-wide format prints, such as those produced by our printers, should grow over time, and that the portion of the market serviced by digital printing will continue to increase. The ability to produce wide format and super-wide format images digitally has also opened new media opportunities for advertisers, such as mural printing, carpet printing and new forms of fleet graphics printing. The growth in demand for wide format and super-wide format digital printers is fueled by both the replacement of conventional print methods and by the development of new printing applications.

Traditional Wide Format and Super-wide Format Printing Methods

          Conventional methods of wide format and super-wide format printing have included hand painting, screen printing and offset printing. Generally, producing wide format and super-wide format color prints by traditional methods in relatively short runs (i.e., a few copies to a few hundred copies), depending on the application, has either been relatively slow and expensive or of limited quality. Because of the inherent limitations of the traditional wide format and super-wide format printing methods, quality wide format and super-wide format prints produced by these methods are generally limited to long runs of identical prints, designed and prepared well in advance or, in the case of hand painting, to single print applications. As a result, traditional methods of producing wide format and super-wide format prints have not provided timely and economic solutions for the needs of the short run printing market.

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

Wide Format and Super-wide Format Digital Printing

          The introduction of digital printing is aiding in the transformation of the wide format and super-wide format printing industry by lowering set-up costs, shortening turnaround time and reducing labor requirements. We believe that the availability of wide format and super-wide format digital printing should lead to an increase in demand for limited runs of customized and localized advertising campaigns. In addition, we believe that single use applications, such as the use of banners, displays and backdrops for trade shows, theme parks, entertainment and special events, should become more popular. We believe that the market for wide format and super-wide format printing should increase as current applications gain market acceptance and as new applications are developed.

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

Products

          Our revenues were derived primarily from the sale and service of our printers and the sale of ink and solvent products used with our printers. See “Item 5.A: Geographic Breakdown of Revenues” for more information on the breakdown of revenues by category of activity and into geographic markets. As previously mentioned, all products detailed herein have been sold to HP in connection with the HP Transaction.

Printers

UV-Ink Based Roll-Fed Printers

NUR Expedio™ Series

          The NUR Expedio Series included NUR Expedio 5000, a 5-meter/16-feet super-wide inkjet production printer that uses UV-curable inks, NUR Expedio™ Revolution, designed to enable billboard printers to print at exceptionally high production speeds of up to 300 square meters (3200 square feet) per hour using a special billboard ink that produces excellent billboard quality with a very low ink coverage, NUR Expedio™ 3200, a 3.2 meter, UV roll-to-roll printer, printing at a speed of up to 120 square meter/hour, NUR Expedio™ Inspiration, a 3.2 meter, wide-format inkjet production printer that offers high quality and high productivity on the same platform with the ability to print on both flexible and rigid materials when combined with the NUR Expedio™ 3200 / Expedio Inspiration Flatbed Module, a flatbed add-on module for the NUR Expedio 3200 and the NUR Expedio Inspiration wide-format UV-inkjet production printers.

UV-Flatbed Digital Printers

NUR Tempo Series

          The NUR Tempo Series included the NUR Tempo, a printer that used UV-curable inks that gave it the flexibility to print on almost any type of substrate, including corrugated board, foam-core paperboard, acrylic sheets, PVC, polycarbonate, fluted polypropylene, glass, wood and standard rolled media, NUR Tempo L, a mid-range, four-color flatbed printer, NUR Tempo II, a flatbed wide-format inkjet printer that provides a digital solution to conventional and digital print service providers on short- and medium-run jobs and NUR Tempo Q, a high quality printer with capacity up to 100 square meters (1,070 square feet) per hour in its 4-color mode and up to 50 square meters (530 square feet) per hour in its 8-color mode.

Solvent-ink based Digital Printers

NUR Fresco™ Series

          The NUR Fresco Series included NUR Fresco, a printer that used piezo drop-on-demand inkjet technology to produce high quality graphics for a wide range of applications, NUR Fresco HiQ 8C, a printer based on a previous model printer which was modified to print using eight-color mode instead of the standard four-color mode, NUR Fresco X-Press 100, a printer that extended the productivity and versatility of the NUR Fresco photorealistic production printers to accommodate long print runs and high volume production environments, NUR Fresco II series, a series that replaced the NUR Fresco HiQ models and NUR Fresco III , a printer with higher speeds and productivity.

NUR Tango

          The NUR Tango printer was manufactured by a third party under an exclusive OEM agreement and provided high production speeds and additional Color Activator (dryer) and switch-able Ink system for direct or indirect solvent dye sublimation printing. The OEM agreement was terminated prior to the consummation of the HP Transaction.

Our Printers - General

          Our printers required little operator supervision, enabling one operator to run several machines at once. While operators must be specifically trained in the operation of our printers, unlike conventional methods such as offset printing, no special color mixing skills are required.

          As compared to traditional methods of wide format and super-wide format printing, our printers can significantly reduce the set-up and operating costs associated with each print job. Both the number of personnel and the number of skilled personal required for the operation of our printers were lower than in traditional methods of wide-format and super-wide format printing. These advantages make wide format and super-wide format short-run color printing significantly more economical than is possible using traditional printing methods. Additionally, the relatively quick turnaround for the printed product enabled our printers to produce more output in a given period, thereby further lowering the costs of labor per print.

          Unlike hand painting, screen or offset printing, the layout can be viewed through the pre-press workstation prior to printing, permitting last minute fine-tuning. By running a single copy of the print, corrections of text, enhancements of images, and additions of color can all be accomplished with minimal time, effort and cost. Additionally, since the format can readily be changed, our printers allow the end-user to make each print in the run different, with little time, effort, or additional cost. For example, if so desired, different languages, graphics and text can be added to each print in a run.

          As of the end of fiscal 2007, the retail prices of our printers generally ranged from $120,000 to $450,000 per machine.

Consumables

Inks

          The NUR Tempo and the NUR Expedio printers use specialized UV-curable inks designed for the needs of the wide and super wide format market. The ink is resistant to water and ultraviolet rays, making it fairly durable and thus well suited for outdoor conditions. The NUR Tempo, through the utilization of the ink, can print on almost an unlimited variety of substrates, including corrugated board, foam-core paperboard, acrylic sheets, PVC, polycarbonate, fluted polypropylene, glass, wood and standard rolled media. The NUR Expedio also prints on a variety of media, including standard, less expensive, uncoated substrates that ensure low operating costs and higher profit margins. The ink enables the output of the NUR Tempo and NUR Expedio to be used both for indoor and outdoor advertising without additional lamination.

          The NUR Fresco and the NUR Ultima printers use specialized all-in-one solvent-pigment based ink designed for the needs of the wide format and super-wide format market and suited for drop-on-demand technology printers. This ink is developed to ensure color-real, long lasting, color consistent, weather resistant prints. The NUR Blueboard printers still in our installed base use specialized solvent-based pigmented ink designed for the needs of billboard application. The ink is resistant to water and ultraviolet rays, making it fairly durable and thus well suited for outdoor conditions.

          We manufactured ink in our plant in Ashkelon, Israel, and our ink research and development activities were located in Lod, Israel.

Sales and Marketing

          We distributed and sold our products directly and through the following wholly owned subsidiaries: NUR Europe (which was sold to HP), NUR America, NUR Asia Pacific, NUR DO Brazil (which was sold to HP) and NUR Japan (which was sold to HP).

          Our marketing activities included participating in relevant tradeshows worldwide, advertising in trade publications, marketing directly to a target base, as well as publishing our own newsletters, participating in services and industry forums and maintaining an Internet site.

          In addition, we worked to develop, market and sell a wide range of advanced ink products, all of which are designed to work with our existing range of printers.

          The Israeli Government, through the Fund for the Encouragement of Marketing Activities of the Ministry of Industry, Trade and Labor (the “Marketing Fund”), awarded participation grants for marketing expenses incurred overseas. During 2007 we did not receive grants from the Marketing Fund and we were not eligible to receive such grants. Under the terms of grants awarded in prior years by the Marketing Fund, Ellomay was obligated to pay a royalty of 3-4% of the export added value to the Marketing Fund until 100%-150% of the grants received in prior years had been repaid. In connection with a dispute with the Ministry of Industry, Trade and Labor, Ellomay withheld payments owed to the Marketing Fund. In February 2006, as part of the OCS Settlement Agreement described below, the District Court in Jerusalem approved a settlement between Ellomay and the Ministry of Industry, Trade and Labor in connection with our outstanding debt to the Marketing Fund. Under the terms of the approved settlement, Ellomay was required to make aggregate payments of approximately $0.78 million to the Marketing Fund over a three-year period. As of June 15, 2008, the debt to the Marketing Fund is in the amount of $26,000. For more details regarding the settlement agreement see “Item 8.A: Legal Proceedings.”

Production and Sources of Supply

          We manufactured and assembled our printers at a single, large manufacturing facility located in the Telrad Campus in Lod, Israel.

          Full system integration, acceptance and quality control testing of the printers were conducted by our employees at the manufacturing facility. Product quality control tests and inspections were performed at various steps throughout the manufacturing process, and each product was subject to a final test prior to delivery. The NUR Tango printers were manufactured by a third party under an exclusive OEM agreement which was terminated prior to the sale of our business to HP.

          During the conduct of our business, we were able to obtain adequate supplies of the components necessary to produce our printers and did not have any material problems with our subcontractors. The prices of our principal components did not materially change during 2007.

          We manufactured ink products at our plant in Ashkelon, Israel. The ink for use with the NUR Blueboard was manufactured by a third party, exclusively for us and under our brand name. Some of the ink products for use with the NUR Tempo and NUR Expedio were also manufactured for us by a third party under our previously-owned brand name.

Service and Support

          Installation, post sale customer support and warranty services of our products were provided by us and our subsidiaries NUR America, NUR Europe (which was sold to HP), NUR Italy, NUR UK, NUR Asia Pacific, NUR DO Brazil (which was sold to HP) and NUR Japan (which was sold to HP). In most cases, our warranty to our direct customers and distributors covers defects in our printers for a period of six to twelve months after installation. We were also committed to maintaining sufficient spare parts and materials necessary for the operation of our printers for a certain period after cessation of the manufacturing of such printers.

Research and Development

          Our research and development center, which as of the sale of our business engaged over 50 employees, was focused on developing new products, enhancing the quality and performance relative to price of our existing products, reducing manufacturing costs, upgrading and expanding our product line through the development of additional features and improving functionality in response to market demand.

          Total net research and development expenses were approximately $7.1 million, $5.8 million and $7.0 million in the years ended December 31, 2005, 2006 and 2007, respectively.

          Research and development expenses are composed principally of salaries for employees, the hiring of subcontractors, prototype material costs and depreciation of printers and capital investment in infrastructure for software and electronic designs.

          Between 1997 and 2003, NUR Media Solutions, our subsidiary and NUR Europe, our former subsidiary (sold to HP), received three research and development grants in the aggregate amount of approximately EUR 2.4 million from local authorities in Belgium. The obligation to pay royalties from the sales of products developed with these grants was retained by NUR Media Solutions in connection with the HP Transaction and we undertook to release NUR Europe from its obligations, if any, pursuant to these grants. These grants are subject to certain terms and conditions pursuant to agreements entered into between the subsidiaries and the local authorities in Belgium. Under the terms of the grants, the subsidiaries have an obligation to pay royalties at the higher of a certain minimum annual amount or at a rate of 4% on the sales of products developed with funds provided by the local authorities in Belgium, up to an amount equal to the research and development grants received in connection with such products, linked to the Euro. The commencement of the royalty payments to the local authorities in Belgium is contingent upon such subsidiaries generating sales from products developed under these grants. The grants are not repayable in the event that the subsidiaries decide to cease the research and development activities or the exploitation of the products developed under these grants and all know- how and results of the research and development are transferred to the local authorities. In the event that such subsidiaries decide to cease exploitation of the products developed under these grants a notification thereof should be given to the local authorities in Belgium. Total royalties paid by such subsidiaries amounted to $0.236 million, $0 and $0 for the years ended December 31, 2005, 2006 and 2007, respectively. The subsidiaries ceased the research and development activities and the exploitation of certain products for which grants were received but did not submit notification to the local authorities and instead continued to pay royalties, with a total of EUR 0.659 million remitted through 2005. As of December 31, 2007, the aggregate amount of grants received from the Belgium authorities that had not yet been repaid, amounted to EUR 1.776 million. The grant agreements with the local Belgian authorities require the subsidiaries to meet certain conditions. NUR Media Solutions started discussions with the Belgian local authorities regarding certain grants already received and its meeting the conditions of such grant. NUR Media Solutions intends to offer the Belgian authorities a settlement proposal by which the authorities will waive the repayment of a portion of the grants representing failed development projects and in return the company will pay back in full the remaining balance for the other projects. At this stage, the Company is unable to determine the outcome of such discussions and the negative implications, if any. Accordingly, no provision was recorded in the financial statements regarding these grants.

          In the past, we received grants from the Government of Israel, through the Office of the Chief Scientist, or the OCS, for the development of our systems and products. The terms of the grants prohibit the manufacture of products developed with government grants outside of Israel without the prior consent of the OCS. These restrictions do not bar exports from Israel of products developed with such technologies. In addition, the know-how and the technology developed pursuant to these grants may not be transferred to third parties or out of Israel without the approval of the OCS. The approval of the OCS, if granted, generally subject us to additional financial obligations. These restrictions do not terminate following repayment of the grants. Other than with respect to the MAGNET and Magneton projects described below, we have not received research and development grants from the OCS since 2001. The OCS awards grants of up to 50% (and in certain circumstances up to 66%) of a project’s approved expenditures in return for royalties. Under the terms of previously granted funding, royalties were payable generally at a rate of 2% to 3% on sales of products developed from the funded project up to 100% to 150% of the dollar value of the original grant. During 2001, we made royalty payments of $0.2 million in respect of such grants to the OCS. In February 2005, we filed a claim with the District Court in Jerusalem against the OCS for a declaratory judgment denying an alleged liability for unpaid royalties to the OCS of approximately $0.8 million and for the recovery of approximately $0.27 million that was previously paid to the OCS. In February 2006, the court approved a settlement between us and the OCS (the “OCS Settlement Agreement”). Under the terms of the OCS Settlement Agreement, we were required to make aggregate payments of approximately $0.6 to the OCS over a three-year period. We also agreed to make payments equal to 5% of our operating income in order to accelerate the repayment of the agreed upon royalties. The amounts required to be paid by us pursuant to the OCS Settlement Agreement were fully repaid by us in February 2008. For additional information regarding the OCS dispute please see “Item 8.A: Legal Proceedings.”

          In addition to the OCS grants described above, following our participation in a research and development consortium of industrial companies and academic institution within the framework of the MAGNET program of the OCS, we worked on an ink technology project with the Technion – The Israel Institute of Technology, which received the approval of the Mini-MAGNET (or Magneton) committee of the OCS. The Magneton is designated to support knowledge-transfer relationships between industry and academic institutions. Under the terms of the Magneton program, the OCS contributes 66% of the OCS-approved program research budget. No royalties are payable to the OCS with respect to this funding, however, the terms of our agreement with the Technion required us to pay royalties to the Technion on the proceeds from sales of products resulting from this project when such sales commenced. The terms of the program prohibit both the manufacture of products using technology developed in the context of the program outside of Israel and the transfer of technology developed under the program, without the prior written consent of the OCS. Such consent may require the refund of the grants awarded. We have not received any monies relating to the Magneton project, as a majority of the monies due to us in connection with grants were applied against our debt to the OCS pursuant to the OCS Settlement Agreement.

          All of the intellectual property used in our business was sold to HP in connection with the HP Transaction, including intellectual property developed with the assistance of the OCS. HP may decide to transfer the manufacturing of products developed with the assistance of the OCS outside of Israel, in which case, we may be required to reimburse HP for payments made to the OCS in connection with such transfer of manufacturing. It is too early to determine what amounts, if any, will be paid by HP to the OCS. In the event that any payments are required, amounts due are to be deducted from the indemnity escrow account created in connection with the HP Transaction.

Competition

          The principal competitive factors that affected the sales of our products were their performance relative to price, productivity and throughput; product features and technology; quality, reliability, cost of operation and consumables; the quality and costs of training, support and service and our ability to be flexible in adapting to customers’ applications of our products. Other competitive factors included the ability to provide access to product financing, our reputation and the customers’ confidence that we would continually develop new products and product accessories that would help them maintain and grow their business.

          Our main competitors in the roll-fed arena were EFI/VUTEk, Hewlett-Packard/Scitex Vision and Gandi Innovations. These companies have introduced products that directly compete with the NUR Fresco and NUR Expedio printers. In the market for flatbed printers utilizing UV-curable ink, the main competitors were Durst Phototechnik, Inca Digital Printers, Hewlett-Packard/Scitex Vision, Leggett & Platt (Spuhl), Gandi Innovations and EFI/VUTEk. These companies have introduced products that compete with the NUR Tempo. There are also a growing number of manufacturers in the Asia Pacific region (especially China and Korea) that are developing, manufacturing and selling inexpensive printers. In recent years, these manufacturers have started to penetrate the international market.

Trade Secrets, Patents and Proprietary Rights

          Prior to the sale of our business to HP, we relied on a combination of trade secrets, licenses and patents, together with non-disclosure and confidentiality agreements, to establish and protect our proprietary rights in our products and intellectual property. We cannot provide any assurance that our existing or previously owned patents will not be challenged, invalidated, or circumvented. There can be no assurance that third parties will not assert infringement claims against us or HP in the future, in connection with intellectual property we sold to HP. The cost of responding to such assertions, regardless of their validity, could be significant. In addition, such claims may be found to be valid and could result in awards against us or HP, which could have a material effect on our results or on the amounts deposited in the escrow account in connection with the HP Transaction.

          We believe that our success was less dependent upon the legal protection afforded by patent and other proprietary rights than on the knowledge, ability, experience and technological expertise of our employees and our key suppliers. It was our policy to have employees sign confidentiality agreements, to have selected parties, including key suppliers, subcontractors and distributors, sign non-competition agreements, and to have third parties sign non-disclosure agreements. Although we take and have in the past taken precautionary measures to maintain our trade secrets, no assurance can be given that others have not acquired equivalent trade secrets or otherwise gained access to or disclosed our proprietary technology.

Insurance

          Following the consummation of the sale of our business to HP, we terminated all business related insurance policies and obtained new reduced coverage and certain run-off insurance policies. We believe that the insurance coverage is adequate and appropriate in light of our business and the HP Transaction.

Government Regulations

Investment Company Act of 1940

          Regulation under the Investment Company Act governs almost every aspect of a registered investment company’s operations and can be very onerous. The Investment Company Act, among other things, limits an investment company’s capital structure, borrowing practices and transactions between an investment company and its affiliates, and restricts the issuance of traditional options, warrants and incentive compensation arrangements, imposes requirements concerning the composition of an investment company’s board of directors and requires shareholder approval of certain policy changes. In addition, contracts made in violation of the Investment Company Act are void.

          An investment company organized outside of the United States is not permitted to register under the Investment Company Act without an order from the SEC permitting it to register and, prior to being permitted to register, it is not permitted to publicly offer or promote its securities in the United States.

          As a result of the sale of our business to HP, we could fall within the definition of an “investment company” under the Investment Company Act. We are not currently an “investment company” under the Investment Company Act, however, because we rely on an exemption from that act which generally exempts transient investment companies for a twelve-month period, which commenced upon the sale of our business to HP. At the end of such twelve-month period, if we have not entered into a business combination or developed an operating business, we may be required to take certain actions with respect to the investment of our assets in order to avoid being deemed an investment company. The results of such investments may not be as favorable to us as the results of other investments we would make if we were not potentially subject to regulation under the Investment Company Act. If we are deemed to be an investment company, we could be found to be in violation of the Investment Company Act. We seek to conduct our operations, including by way of investing our cash and cash equivalents, to the extent possible so as not to become subject to regulation under the Investment Company Act.

Shell Company Status

          Following the consummation of the HP Transaction, we have ceased conducting any operating activity and substantially all of our assets consist of cash and cash equivalents. Accordingly, we may be deemed to be a “shell company,” defined by Rule 12b-2 promulgated under the Securities Exchange Act of 1934 as (1) a company that has no or nominal operations; and (2) either: (i) no or nominal assets; (ii) assets consisting solely of cash and cash equivalents; or (c) assets consisting of any amount of cash and cash equivalents and nominal other assets.

          Our characterization as a “shell company” subjects us to various restrictions and requirements under the U.S. Securities Laws. In the event we consummate a transaction that causes us to cease being a “shell company,” we are required to file a report on Form 20-F within four business days of the closing of such transaction. The Form 20-F is required to include full disclosure with respect to the acquired business and our post-transaction status, including financial statements reflecting the affect of the transaction on our financial position. This requirement may delay the closing of a prospective business combination or limit our ability to consummate certain business combinations.

          During the period in which we are deemed to be a “shell company” and for a period of sixty days following the filing of the Form 20-F reflecting the change in our status as described above, we may not use any Form S-8 we have on file in order to enable the issuance of our shares and the resale of such shares by our employees. In addition, the provisions of Rule 144 promulgated under the Securities Exchange Act of 1934 may not be used for resale of shares issued by us at the time we were deemed to be a “shell company” for as long as we are deemed to be a shell company and for a period of one-year thereafter. These restrictions may limit our ability to compensate our employees and attract new key personnel and may also restrict our ability to raise capital via the private placement of our shares.

C.	Organizational Structure

          We operated our business through wholly owned subsidiaries that conducted sales and marketing activities in pre-defined geographical regions.

          As part of the HP Transaction, we sold our holdings in three wholly owned subsidiaries (NUR Europe, NUR Japan and NUR Do Brazil) to several of HP’s subsidiaries. Following the consummation of the HP Transaction, we wholly own, directly and indirectly, several subsidiaries that are currently inactive.

D.	Property, Plants and Equipment

          Prior to the consummation of the HP Transaction, our production facilities were located in Lod, Israel and Ashkelon, Israel and our main office was located in Lod, Israel. We also leased additional premises (offices, demo centers and storage spaces) in Europe, the United States, Asia Pacific and Japan. All of our leases were either assigned to and assumed by HP or its subsidiaries or terminated following the consummation of the HP Transaction.

          We currently lease temporary office space in Herzliya, Israel, until we locate an office space that will suit our new operations and requirements.

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

          As the sale of our wide-format printing business to HP was consummated on February 29, 2008, our consolidated financial statements do not reflect the results of such sale, including the receipt of the consideration or the discontinuing of our operations in the wide-format printing business. Such changes will only be reflected in our consolidated financial statements for the fiscal year ending December 31, 2008. Therefore, the data presented in our consolidated financial statements and in our discussion below are not indicative of our future operating results or financial position.

A.	Operating Results

General

          Prior to the consummation of the HP Transaction, we were a world leader in the market for the sale of wide format and super-wide format digital printing systems. We developed, manufactured, sold and serviced digital, inkjet color printing systems for on-demand, production, wide format and super-wide format printing. We also supplied ink products that are consumable products for the operation of our printers

          Our total revenues increased from $71.4 million in the year ended December 31, 2005 to $78.0 million in the year ended December 31, 2006 and to $85.6 million in the year ended December 31, 2007. Our net loss for the years ended December 31, 2005, 2006 and 2007 was $14.7 million, $1.9 million and $6.4 million, respectively.

          We believe the increase in total revenues in 2007 was the result of increased demand for our UV based ink products as we continued to increase our install base and our customers continued to increase their production using UV based systems. There was also increased interest and demand for our UV based inkjet printers in Japan as well as enhanced activity in the newly-formed Middle East and Africa region.

          Our revenues up to February 29, 2008 were derived from the sale of our printers and from the sale of ink products, spare parts and related services.

          Cost of sales of printers and related materials included materials, labor, overhead, and other direct or allocated costs involved in the manufacture, warehousing, delivery, support, and maintenance of products.

          Net research and development expenses were comprised primarily of labor costs, materials consumed and payments to subcontractors, consultants and others. Research and development expenses are carried to the statement of operations as incurred.

          Sales and marketing expenses were comprised primarily of salaries and commissions, advertising and promotion costs, trade shows and other marketing activities.

Certain Critical Accounting Policies and Estimates

          Our discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements, which have been prepared in accordance with United States generally accepted accounting principles. For additional information regarding our significant accounting policies see Note 2 to our consolidated financial statements included as a part of this annual report on Form 20-F. While all the accounting policies impact the financial statements, certain policies may be viewed to be critical. These policies are most important for the fair portrayal of our financial condition and results of operations and are those that require our management to make difficult, subjective and complex judgments, estimates and assumptions, based upon information available at the time that they are made, historical experience and various other factors that are believed to be reasonable under the circumstances. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities as of the date of the financial statements, as well as the reported amounts of revenues and expenses during the periods presented. Actual results could differ from those estimates.

          In many cases, the accounting treatment of a particular transaction is specifically dictated by United States generally accepted accounting principles and does not require management’s judgment in its application. There are also areas in which management’s judgment in selecting among available alternatives would not produce a materially different result. Our management has reviewed these critical accounting policies and related disclosures with our Audit Committee.

          Our management believes that the significant accounting policies which affected management’s more significant judgments and estimates used in the preparation of our consolidated financial statements and which were, during the period prior to the sale of our business to HP as described above, the most critical to aid in fully understanding and evaluating our reported financial results include those in respect to: Revenue Recognition, Allowance for Doubtful Accounts, Inventory Valuation, Income Taxes, Litigation and Stock-Based Compensation.

Revenue Recognition

          During the periods covered by the consolidated financial statements, we generated revenues from the sale of printers, inks and consumable products and from servicing our products. We generated revenues from the sale of our products directly to end-users and indirectly through independent distributors. Revenues from these independent distributors were deferred until our products were installed in their customers’ premises, provided that all other revenue recognition criteria were met.

          Revenues from printer sales were recognized in accordance with Staff Accounting Bulletin No. 104 “Revenue Recognition in Financial Statements” upon installation, provided that the collection of the resulting receivable was probable, persuasive evidence of an arrangement existed, no significant obligations in respect of installation remained and the price was fixed or determinable. We did not grant a right of return.

          When a sale involved multiple elements, such as sales of printers that included a right to receive specified upgrades or an extended warranty agreement, the entire fee from the arrangement was evaluated under Emerging Issues Task Force No. 00-21, “Revenue Arrangements with Multiple Deliverables.” In such arrangements Ellomay accounted for the separate elements as different units of accounting, provided that the delivered element had value to the customer on a standalone basis and there was objective and reliable evidence of the fair value of the undelivered element. In cases where there was no objective and reliable evidence of the fair value of the undelivered element, Ellomay accounted for the total arrangement as one unit of accounting. As such, Ellomay recognized revenue for the arrangement only when all revenue recognition criteria were met for the undelivered element.

          We considered all arrangements with payment terms extending beyond the standard payment terms not to be fixed or determinable. If the fee was not fixed or determinable, revenue was recognized as payments became due from the customer, provided that all other revenue recognition criteria had been met.

          Revenues from ink and other consumable products were generally recognized upon shipment, assuming all other revenue recognition criteria have been met.

          Revenues from services were comprised of maintenance and support arrangements. Revenues from maintenance and support arrangements were recognized on a straight-line basis over the term of the arrangement.

          In cases where we accepted a trade-in of an old printer as part of a sale of a new printer, the fair value of the old printer was recorded as revenue, provided that such value could be determined. If such value could not be determined, the old printer was recorded at a zero value. The amount of revenues recognized for the transaction equaled the fair value of the old printer plus any monetary consideration received.

          We followed very specific and detailed guidelines, several of which are discussed above, in measuring revenue; however, certain judgments affect the application of our revenue recognition policy.

          Our revenue recognition policy took into consideration the creditworthiness and past transaction history of each customer in determining the probability of collection as a criterion of revenue recognition. This determination required the exercise of judgment, which affected our revenue recognition. If we determined that collection of a fee was not probable, we deferred the revenue recognition until such time that collection became probable, which was generally upon receipt of cash.

Allowance for Doubtful Accounts

          We maintained an allowance for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. Our management periodically performed evaluations of the composition of accounts receivable and expected credit trends, established an allowance for doubtful accounts on the basis of an aging key and in respect to specific balances whose collection was considered to be in doubt and charged-off receivables deemed uncollectible. The past due status of accounts receivable was determined primarily based upon contractual terms. Our customers included commercial printing companies, sign printers, screen printers, billboard and media companies, professional photo labs, and digital printing service providers. Among our customers, there were small and medium size businesses, which were sensitive to adverse changes in the market. Such adverse changes include declines in demand for services offered by customers and their inability to obtain financing. As part of the HP Transaction, all of our accounts receivable were acquired by HP.

Inventory Valuation

          At each balance sheet date, we evaluated our inventory balance for excess quantities and obsolescence. This evaluation included an analysis of sales levels by product line and projections of future demand. In addition, we wrote off inventories that were considered obsolete. Remaining inventory balances were adjusted to the lower of cost or market value.

Income Taxes

          We record income taxes using the liability method. Deferred income tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective income tax bases, and net operating loss and tax credit carry-forwards. Our financial statements contain reserved tax assets, which have arisen as a result of net operating losses, primarily incurred in previous years, as well as other temporary differences between book and tax accounting. Significant management judgment is required in determining our deferred tax assets and any valuation allowance recorded against our net deferred tax assets. We have considered future taxable income, prudent and feasible tax planning strategies and other available evidence in determining the need for a valuation allowance. We evaluate all of these factors to determine whether it is more likely than not that some portion or all of the deferred income tax assets will not be realized. As a result of significant net operating losses incurred in previous years and uncertainty as to the extent and timing of profitability in future periods, we have provided valuation allowances for tax assets. The establishment and amount of the valuation allowance requires significant estimates and judgment and can materially affect our results of operations. If the realization of deferred tax assets in the future is considered more likely than not, an adjustment to the deferred tax assets would increase net income in the period such determination is made.

          On January 1, 2007, we adopted Financial Accounting Standards Board (“FASB”) Interpretation No. 48, “Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 contains a two-step approach to recognizing and measuring uncertain tax positions accounted for in accordance with SFAS 109. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement. We accrue interest and penalties related to unrecognized tax benefits in the provision for income tax.

          Although we believe we have adequately reserved for our uncertain tax positions, no assurance can be given that the final tax outcome of these matters will not be different. We adjust these reserves in light of changing facts and circumstances, such as the closing of a tax audit or the refinement of an estimate. To the extent that the final tax outcome of these matters is different than the amounts recorded, such differences will impact the provision for income taxes in the period in which such determination is made. The provision for income taxes includes the impact of reserve provisions and changes to reserves that are considered appropriate, as well as the related net interest.

Litigation

          Our management accrues liabilities related to litigation brought against us when the amount or a range of the potential loss can be estimated and it is probable that a loss will be incurred. In determining whether liabilities should be recorded for pending litigation claims, we assess the allegations made and the likelihood that we will successfully defend ourselves. When we believe that it is probable that we will not prevail in a particular matter, we then estimates the amount of the liability based in part on advice of legal counsel. As litigation progresses, we continue to assess our potential liability and revise our estimates accordingly. Such revisions in our estimates could materially impact our results of operations and financial position. Estimates of litigation liability affect our other accounts payable and accrued expenses line item in our consolidated balance sheet and our general and administrative expense line item in our statement of operations.

Stock-Based Compensation

          We account for equity-based compensation in accordance with SFAS No. 123(R), “Share-Based Payment.” Under the fair value recognition provisions of this statement, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as an expense over the requisite service periods. Determining the fair value of stock-based awards at the grant date requires the exercise of judgment, including the amount of stock-based awards that are expected to be forfeited. If actual results differ from these estimates, equity-based compensation expense and our results of operations could be impacted. We estimate the fair value of employee stock options using a Black-Scholes Merton valuation model. The fair value of an award is affected by our stock price on the date of grant as well as other assumptions including the estimated volatility of our stock price over the term of the awards and the estimated period of time that we expect employees to hold their stock options. The risk-free interest rate assumption is based upon United States treasury interest rates appropriate for the expected life of the awards. We use the historical volatility of our publicly traded stock options in order to estimate future stock price trends. In order to determine the estimated period of time that we expect employees to hold their stock options, we have used historical behavioral patterns rates of employee groups by job classification. Our expected dividend rate is zero since we do not currently pay cash dividends on our ordinary shares and do not anticipate doing so in the foreseeable future.

Recently Issued Accounting Guidance

          In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS No. 157”). SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. The provisions of SFAS No. 157 are effective for the Company beginning January 1, 2008. The FASB issued a FASB Staff Position (“FSP”) to defer the effective date of SFAS No. 157 for one year for all nonfinancial assets and nonfinancial liabilities, except for those items that are recognized or disclosed at fair value in the financial statements on a recurring basis. We do not expect the adoption of SFAS No. 157 will have a material impact on our consolidated financial statements.

          In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS No. 159”). SFAS No. 159 permits companies to choose to measure certain financial instruments and certain other items at fair value. The standard requires that unrealized gains and losses on items for which the fair value option has been elected be reported in earnings. The provisions of SFAS No. 159 are effective for the Company beginning January 1, 2008. We do not expect the adoption of SFAS No. 159 will have an impact on our consolidated financial statements.

          In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations” (“SFAS No. 141R”). SFAS No. 141R establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any non controlling interest in the acquiree and the goodwill acquired. SFAS No. 141R also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. SFAS No. 141R is effective for fiscal years beginning after December 15, 2008. Earlier adoption is prohibited. The Company expects SFAS 141R will have an impact on its consolidated financial statements when adopted, but the nature and magnitude of the specific effects will depend upon the nature, terms and size of the acquisitions it consummates after the effective date.

Geographic Breakdown of Revenues

          Prior to the consummation of the HP Transaction, we sold our products and services throughout the world. Revenues are generally attributed to the location of the sale of the product or service to the end-user. The tables below shows the breakdown of revenues by categories of activities and into geographic markets in the years ended December 31, 2007, 2006 and 2005.

	Year Ended December 31,

REGION	2005	2006	2007

	(In thousands of U.S. dollars)

Asia	$12,401	$8,740	$10,811
America	21,246	26,837	26,453
Europe, Middle East & Africa	37,731	42,391	48,344

Total Revenues	$71,378	$77,968	$85,607

	Year Ended December 31,

CATEGORY	2005	2006	2007

	(In thousands of U.S. dollars)

Printers and Spare Parts	$46,783	$50,120	$53,592
Ink	19,226	22,456	26,636
Other	1,063	–	–
Services	4,306	5,392	5,379

Total Revenues	$71,378	$77,968	$85,607

Results of Operations

          The following table sets forth for the periods indicated certain line items from our consolidated statements of operations as a percentage of our revenues:

	Year Ended December 31,

	2005	2006	2007

Revenues:
Products	94.0%	93.0%	93.7%
Service	6.0	7.0	6.3
Total revenues	100	100	100

Cost of revenues:
Products	60.9	55.2	54.4
Inventory write-off	3.8	1.0	1.4
	64.7	56.2	55.8
Services	8.1	9.5	10.2
Total cost of revenues	72.8	65.7	66.0

Gross profit	27.2	34.3	34.0

Research and development, net	9.9	7.5	8.2
Selling and marketing	15.2	15.1	16.1
General and administrative expenses	17.1	12.6	13.0
Doubtful accounts expenses (income)	(1.6)	(0.4)	1.1
Amortization of other intangible assets	0.2	0.2	0
Operating loss	(13.7)	(0.7)	(4.5)
Financial expenses, net	4.8	1.7	2.0
Fair value of warrants issued to former Director	2.0	–	–
Taxes on income	0.1	0.1	1
Net loss	(20.6)	(2.5)	(7.5)

          The above table presents the financial data for Ellomay together with our subsidiaries NUR America, NUR Europe (which was sold to HP), NUR Asia Pacific, NUR DO Brazil (which was sold to HP), NUR Japan (which was sold to HP), NUR Italy, NUR UK, NUR Hungary Trading and Software Licensing Limited Liability Company and Encre Consumables B.V.

Year Ended December 31, 2007 Compared with Year Ended December 31, 2006

          Revenues. Revenues from product sales and services were approximately $85.6 million in the year ended December 31, 2007, compared to approximately $78.0 million in the year ended December 31, 2006.

          The increase in revenues of $7.6 million was primarily due to the increased demand for our UV-inks following the increase in our install base of UV based systems and the enhanced usage of our systems by our customers. We also saw increased sales of systems in Japan as UV based systems gained more recognition in that market and in the Middle East and Africa region as we increased sales and marketing efforts in that region.

          Revenues-products. Revenues from sales of products were approximately $80.2 million (or 93.7% or total revenues) in the year ended December 31, 2007, compared to approximately $72.6 million (or 93% of total revenues) in the year ended December 31, 2006.

          The increase in revenues from products of approximately $7.6 million was mainly attributable to the increase of ink sales by $4.2 million and the increase in equipment sales in Japan, the Middle East and, Africa.

          Revenues-services. Revenues from services rendered were approximately $5.4 million (or 6.3% of total revenues) in the year ended December 31, 2007, compared to approximately $5.4 million (or 7% of total revenues) in the year ended December 31, 2006.

          Revenues from services remained flat mainly due to the decommissioning of older solvent- based printing systems, some of which were replaced with the newer UV based systems, which were supported by warranty provided with every new purchase.

          Cost of revenues.  The cost of revenues was approximately $56.5 million (or 66% of total revenues) in the year ended December 31, 2007, compared to $51.2 million (or 65.7% of total revenues) in the year ended December 31, 2006.

          The increase in the cost of revenue of approximately $5.2 million while maintaining a similar cost percentage of revenue was mainly attributed to the increase in the cost of raw materials for equipment manufacturing and spare parts combined with an increase in freight expenses. This increase was offset by a reduction in the cost of materials for ink manufacturing. We wrote off $1.2 million of inventory in 2007 compared with $0.8 million in 2006.

          Cost of revenues-products.  Total cost of revenues-products was approximately $47.7 million (or 55.7% of total revenues) in the year ended December 31, 2007, compared to $43.9 million (or 56.2% of total revenues) in the year ended December 31, 2006. The cost of revenue in 2007 included $1.2 million of inventory write off compared to $0.8 million of inventory write off in 2006. The need to increase the level of production due to increased customer demand for our UV systems, combined with limited working capital resources did not allow us to negotiate favorable prices as we were forced to concentrate on extending payment terms and flexibility in deliveries in order to hold minimum levels of inventory. This situation also increased our freight charges as many times we preferred to airship lower quantities of materials at a higher cost instead of shipping larger quantities by sea. On the other hand, we continued to increase the quantities of UV-inks we manufactured in our plant and reduce the quantities purchased from third parties, thereby reducing the overall cost per liter and the cost as a percentage of revenue.

          Cost of revenues-services.  Cost of revenues-services was approximately $8.8 million (or 10.2% of total revenues) in the year ended December 31, 2007, compared to $7.4 million (or 9.5% of total revenues) in the year ended December 31, 2006. The increase in the cost of revenues-services was mainly attributable to the increase in the cost of spare parts for the same reasons as described above.

          Gross Profit. Gross Profit was approximately $29.1 million in the year ended December 31, 2007, compared to $26.7 million in the year ended December 31, 2006. The gross profit as a percentage of revenues remained practically flat at 34.0% in the year ended December 31, 2007 compared with 34.3% in the year ended December 31, 2006.

          In the second half of 2007 we needed to increase our working capital in order to allow for the increased manufacturing requirements. At the same time we started discussions with potential buyers for the business and therefore delayed the plans for additional capital raise. This placed us in very difficult situation with our suppliers of raw materials. While on the one hand we were increasing purchases, on the other hand we were delaying payments and increasing the perceived risk of those suppliers. Under those circumstances it was very difficult to achieve significant price reductions. In many cases we also had to reduce inventories and use the more expensive airfreight in order to deliver raw materials to the production floor on time. At the same time, our ink business continued to grow and allowed us some more leverage. This, combined with the continued decrease of ink purchases from third parties, resulted in an improvement of the gross margin percentage of our ink sales.

          Expenses. Net research and development costs were approximately $7.0 million in the year ended December 31, 2007 ($7.4 million less $0.4 million of grants received), compared to $5.8 million in the year ended December 31, 2006. The increase in research and development costs was mainly attributable to the additional labor and contractors hired to increase the pace and number of new products and features developed.

          Selling and marketing expenses were approximately $13.8 million in the year ended December 31, 2007, compared to approximately $11.7 million in the year ended December 31, 2006. The increase in sales and marketing expenses is mostly attributable to the opening of the new Middle East and Africa region, guaranteed commissions paid to newly hired sales representatives and increased marketing staff and resources at the corporate level in support of the introduction of new products.

          General and administrative expenses were approximately $11.1 million for the year ended December 31, 2007, compared to approximately $9.8 million for the year ended December 31, 2006. The increase in general and administrative expenses was mainly attributable to our recording of reductions in legal contingencies in 2006 in contrast to 2007 during which no comparable reductions were recorded and we experienced an increase in legal expenses due to the transaction with HP and additional litigations.

          Doubtful accounts expenses were $0.9 million for the year ended December 31, 2007, compared to an income of $0.3 million for the year ended December 31, 2006. During 2006 we placed a significant effort on collecting old balances, including such balances that were previously reserved for, thus generating income from this activity. By 2007, most of those older balances had already been collected. Also, the finance staff at the end of 2007 was largely focused on issues related to the transaction with HP and correspondingly invested less effort in collections, resulting in an increase in the overall accounts receivable balance and the related estimated allowance for doubtful accounts.

          Amortization of other intangible assets was $0.04 million for the year ended December 31, 2007, compared to $0.2 million for the year ended December 31, 2006.

          Financial expenses increased to $1.7 million in the year ended December 31, 2007, compared to $1.3 million in the year ended December 31, 2006. This increase was primarily due to exchange rate differences driven primarily by the appreciation of the New Israeli Shekel compared with the US Dollar. In addition, interest payments in the amounts of $1.5 million and $1.3 million for 2007 and 2006, respectively, were recorded as a reduction of the carrying amount of the debt (accrued interest) instead of interest expenses in the statement of operations in accordance with the provisions of SFAS No. 15 “Accounting by Debtors and Creditors for Troubled Debt Restructuring” (see Note 9 to our consolidated financial statements, which are included as a part of this annual report).

          Taxes. Taxes on income were $0.8 million in the year ended December 31, 2007, as compared to taxes on income of $0.1 million in the year ended December 31, 2006, with the increase due to the adoption of FIN 48.

Year Ended December 31, 2006 Compared with Year Ended December 31, 2005

          Revenues. Revenues from product sales and services were approximately $78.0 million in the year ended December 31, 2006, compared to approximately $71.4 million in the year ended December 31, 2005.

          The increase in revenues of $6.6 million was primarily due to the increased sales of our UV based Roll to Roll and Flat Bed printers, their ink and the support services provided for these printers. The growth was driven by increased demand in Europe and America for environmentally friendly solutions provided by UV ink based printers, as well as the enhanced quality these printers provide.

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

          The increase in revenues from services of approximately $1.1 million was mainly attributable to the increase in our installed printer base.

          Cost of revenues.  The cost of revenues was approximately $51.2 million (or 65.7% of total revenues) in the year ended December 31, 2006, compared to $52.0 million (or 72.8% of total revenues) in the year ended December 31, 2005.

          The decrease in the cost of revenue of approximately $0.8 million and the decrease in the percentage of revenues it represents was mainly attributable to a cost reduction plan we began implementing during 2006 that included purchasing and engineering activities, as well as the redesign of some of our printers. We also increased the capacity of our ink manufacturing facility and reduced the quantities purchased from third parties, thus reducing our cost. In addition, we wrote off $0.8 million of inventory in 2006 compared with $2.7 million in 2005.

          Cost of Revenues-products.  Total cost of revenues-products was approximately $43.9 million (or 56.2% of total revenues) in the year ended December 31, 2006, compared to $46.2 million (or 64.7% of total revenues) in the year ended December 31, 2005. The cost of revenue included $0.8 million of inventory write off compared to $2.7 million in 2005. The decrease in inventory write off was mainly attributable to improvement in our management of parts and focus on selling newer printer models. In addition, we increased the quantities of UV inks we manufactured in our plant and reduced the quantities purchased from third parties, thereby reducing the overall cost per liter.

          Cost of revenues-services.  Cost of revenues-services was approximately $7.4 million (or 9.5% of total revenues) in the year ended December 31, 2006, compared to $5.8 million (or 8.1% of total revenues) in the year ended December 31, 2005. The increase in the cost of services was mainly attributable to the introduction of our new printers to the market that have higher maintenance costs compared to the maintenance cost of the more mature products sold during 2005.

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

          Selling and marketing expenses were approximately $11.8 million in the year ended December 31, 2006, compared to approximately $10.9 million in the year ended December 31, 2005. The increase in sales and marketing expenses is mostly attributable to marketing expenses related to additional trade shows we attended in 2006 and customer events held in Mexico, Europe and Asia Pacific that were designed to reinvigorate our image as a leading developer of digital wide and super-wide format printers and introduce our new and innovative models.

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

          Financial expenses decreased to $1.3 million in the year ended December 31, 2006, compared to $3.4 million in the year ended December 31, 2005. This decrease was primarily due to the fact that our interest payments in the amount of $1.3 million were recorded as a reduction of the carrying amount of the debt (accrued interest) instead of as interest expenses in the statement of operations in accordance with the provisions of SFAS No. 15 “Accounting by Debtors and Creditors for Troubled Debt Restructuring” (see Note 9 to the financial statements).

          Taxes. Taxes on income were $0.1 million in the year ended December 31, 2006, as compared to taxes on income of $0.04 million in the year ended December 31, 2005.

Impact of Inflation, Devaluation and Fluctuation of Currencies

          Prior to the consummation of the HP Transaction, most of our sales were in U.S. dollars and in Euro. In addition, a substantial portion of costs were incurred outside of Israel in U.S. dollars or were paid in U.S. dollars, Euro or in New Israeli Shekels (“NIS”) linked to the exchange rate of the U.S. dollar. Costs not effectively denominated in U.S. dollars are translated to U.S. dollars when recorded, at prevailing exchange rates for the purposes of our consolidated financial statements, and will increase if the rate of inflation in Israel exceeds the devaluation of the Israeli currency against the U.S. dollar, if the timing of such devaluations were to lag considerably behind inflation or if there is a devaluation of the U.S. dollar against the Israeli currency not fully offset by price deflation. Consequently, we were affected by changes in the prevailing NIS/U.S. dollar exchange rate.

          In addition, our sales of products and services in Europe, as well as purchases of components, were dominated by the Euro. The existence of a balance of Euro based assets which are mostly derived from sale of products and service over Euro based liabilities which are mostly related to purchase of components, exposed us to financial losses deriving from a potential devaluation of the U.S. dollar against the Euro. In order to reduce such exposure to the Euro, we offset balances of Euro based assets by taking loans in Euro.

          The consideration received from HP upon consummation of the HP Transaction was denominated in U.S. dollars. Some of the liabilities we retained were denominated in other currencies (most notably severance payments in Israel). As a result of the devaluation of the U.S. dollar against the New Israeli Shekel, the value of those liabilities increased. We currently conduct our business in Israel and most of our expenses are in NIS. We therefore expect to continue to be affected by changes in the prevailing NIS/U.S. dollar exchange rate in the future. We may also be affected by the U.S. dollar exchange rate to the Euro. As we are exploring business opportunities around the world, our investment in prospective businesses may be denominated in non U.S. dollar currencies, which for the most part appreciated significantly against the U.S. dollar during 2007 and the beginning of 2008.

          The Euro was devaluated against the U.S. dollar by approximately 13.3% in 2005, revaluated by approximately 11.3% in 2006 and revaluated by approximately 11.7% in 2007.

          The annual rate of inflation in Israel was 2.38% in the year ended December 31, 2005, decreased to (0.1)% in the year ended December 31, 2006 and increased to 3.4% in the year ended December 31, 2007. The New Israeli Shekel was devaluated by approximately 6.8% against the U.S. dollar in 2005, evaluated by approximately 8.2% in 2006 and evaluated by approximately 8.9% in 2007. We cannot predict the rate of revaluation/devaluation of the New Israeli Shekel against the U.S. dollar in the future and whether these changes will have a material adverse effect on us.

          The representative dollar exchange rate for converting the New Israeli Shekel to U.S. dollars, as reported by the Bank of Israel, was NIS 3.846 for one-dollar U.S. on December 31, 2007. The representative dollar exchange rate was NIS 4.225 for one-dollar U.S. on December 31, 2006 and NIS 4.603 on December 31, 2005.

          Certain transactions and certain of our balances and the balances of certain of our subsidiaries are denominated in U.S. dollars and are presented at their original amounts. Non-dollar transactions and balances have been remeasured to dollars in accordance with Statement of Financial Accounting Standards No. 52, “Foreign Currency Translation.” All transaction gains and losses from the remeasurement of monetary balance sheet items denominated in non-dollar currencies are reflected in the statements of operations as financial income or expenses, as appropriate. For those subsidiaries whose functional currency has been determined to be their local currency, assets and liabilities are translated at year-end exchange rates and statement of operations items are translated at average exchange rates prevailing during the year. Such translation adjustments are recorded as a separate component of accumulated other comprehensive loss in shareholders’ deficiency. The average exchange rates for converting the New Israeli Shekel to U.S. dollars during the years ended December 31, 2005, 2006 and 2007 were 4.487, 4.456 and 4.1081 NIS for one U.S. dollar, respectively. The exchange rate as of May 31, 2008 was NIS 3.233 for one U.S. dollar.

B.	Liquidity and Capital Resources

          We have incurred operating losses during the last five years. Following the consummation of the HP Transaction and the payment of some related liabilities (including repayment of our short and long-term debt), as of June 15, 2008, we hold approximately $78.7 million in cash and cash equivalents. Among our other current liabilities, we expect to use approximately $3.1 million of this balance for the repurchase of employee stock options shortly. Our current plan of operation is to identify and evaluate suitable business opportunities and strategic alternatives, including through the acquisition of all or part of an existing business, pursuing business combinations or otherwise. Although we now hold the consideration received from HP in connection with the sale of our business, we may need additional funds if we seek to acquire certain new businesses and operations. If we are unable to raise funds through public or private financing of debt or equity, we will be unable to fund certain business combinations that could ultimately improve our financial results. We cannot assure you that additional financing will be available on commercially reasonable terms or at all. We currently have no commitments for additional financing.

          Prior to the consummation of the HP Transaction, our capital requirements and level of expenses depended upon numerous factors, including the scope and success of our marketing and customer service efforts, and of our research and development activities, as well as the demand for our products and services. As discussed previously, due to the increase in demand for our products and the need to increase our working capital, we would have been required to raise more equity or debt in order to support our growth. Now that the HP Transaction has been consummated, we have only nominal operations and we believe our working capital is sufficient for our present requirements.

          We have historically funded our operations primarily through the private sale of our equity securities and commercial bank loans. We invest our excess cash in cash and cash equivalents that are highly liquid. At December 31, 2007 we had approximately $4.3 million of cash and cash equivalents compared with $4.9 at December 31, 2006 and $9.3 million at December 31, 2005.

          As of December 31, 2007, we did not have material commitments for capital expenditures.

Operating activities

          In the year ended December 31, 2007, we had a net loss of $6.4 million. Net cash used in operating activities was approximately $4.1 million. The main changes in our working capital were: (i) an increase of approximately $4.7 million in trade accounts receivable due mainly to increased level of sales towards the end of the year and reduced focus on collections as our finance personnel world-wide were engaged in the transaction with HP; (ii) an increase of approximately $1.8 million in other accounts receivable, mainly VAT receivable due to the increased level of materials purchasing; (iii) an increase of approximately $4.5 million in inventories due to the increased production levels; and (iv) an increase of approximately $9.8 million in trade payables due mainly to increased production levels and delays in payments beyond the agreed-upon payment terms.

          In the year ended December 31, 2006, we had a net loss of $1.9 million. Net cash used in operating activities was approximately $6.5 million. The main changes in our working capital were: (i) an increase of approximately $2.4 million in trade accounts receivable due to the increased level of sales in Q4 compared with the sales in Q4 of 2005 when the company had limited financial resources to fund its working capital; (ii) a decrease of approximately $2.6 million in deferred revenues which represents additional revenue recognized in 2006 for which payments were made by the customers already in prior periods; and (iii) an increase of approximately $4.4 million in inventories due to the increased level of production activity following the increased demand for our products compared with the previous year.

          In the year ended December 31, 2005, we had a net loss of $14.7 million. Net cash used in operating activities was approximately $4.1 million. The main changes in our working capital were: (i) a decrease of approximately $2.5 million in trade accounts receivable and long-term trade accounts receivable; (ii) a decrease of approximately $5.7 million in trade payables; and (iii) a decrease of approximately $3.6 million in inventories.

          Following the consummation of the HP Transaction, we have ceased conducting any operating activity and substantially all of our assets consist of cash and cash equivalents. We now only conduct activities relating to attempting to locate business opportunities and strategic alternatives, activities relating to the investment of our funds and activities relating to the smooth transition of the business acquired by HP. We cannot at this point predict whether following the consummation of a business transaction we will have sufficient working capital in order to fund our operations.

Investing activities

          Net cash used in investing activities was approximately $1.2 million in the year ended December 31, 2007, primarily due to investments in our IT infrastructure and in equipment for our ink plant to support the increased quantities manufactured.

          Net cash used in investing activities was approximately $1.6 million in the year ended December 31, 2006, primarily due to investment in leasehold improvements and the purchase of property and equipment in the amount of $1.6 million.

          Net cash used in investing activities was approximately $0.1 million in the year ended December 31, 2005, which is primarily due to the purchase of office furniture and equipment in the amount of $0.8 million, which was offset by a release of restricted cash in the amount of $0.5 million.

Financing activities

          Net cash provided by financing activities in the year ended December 31, 2007 was approximately $4.6 million, deriving primarily from the issuance of shares and warrants in the aggregate net amount of $6.1 million offset by the payment of long-term debt, including interest on restructured debt, in the amount of $1.6 million.

          Net cash provided by financing activities in the year ended December 31, 2006 was approximately $3.6 million, deriving primarily from the issuance of shares and warrants in the aggregate net amount of $7.0 million, offset by a $1.8 million decrease in short-term bank credit and short-term bank loans and payment of long-term debt, including interest on restructured debt, in the amount of $1.6 million.

          Net cash provided by financing activities in the year ended December 31, 2005 was approximately $4.4 million, deriving primarily from the issuance of shares and warrants in the aggregate net amount of $4.9 million, a $1.5 million increase in short-term bank credit and short-term bank loans and a principal repayment of long-term loans in the amount of $2.1 million.

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

          We maintained long and short-term credit facilities, excluding accrued interest on restructured debt and a note from a related party, in an aggregate amount of approximately $22.0 million as of December 31, 2006 and December 31, 2007. As of December 31, 2007, the total usage of our credit line exceeded the approved line of $9.85 million (excluding guarantees) by $0.152 million due to the increase in the Euro exchange rate; however, we had an unutilized short-term credit in the aggregate amount of $0.1 million in two of the three Lender Banks. The Lender Banks did not request an immediate reduction of the short-term bank credit due to the temporary increase in outstanding balance. During 2006 and 2007, we did not make any principal payments on our long-term loans. As of December 31, 2007, our long-term loans, which are linked primarily to the U.S. dollar, bear interest at rates of LIBOR plus 0.75%-2.5% per annum. As of December 31, 2007, debt to leasing companies carries interest at a rate ranging between 4.95% and 6.3% per annum. As previously noted, interest payments in the amounts of $1.3 million and $1.5 million for 2006 and 2007, respectively, were recorded as a reduction of the carrying amount of the accrued interest in accordance with the provisions of SFAS No. 15 “Accounting by Debtors and Creditors for Troubled Debt Restructuring” (see Note 9 to the consolidated financial statements included in this report).

          The following table shows the outstanding amounts we owed to Bank Hapoalim, Bank Leumi and Discount Bank as of December 31, 2007:

	Outstanding Debt (in thousands of U.S. dollars)

	Credit Lines and short term loans (1)	Long-term loans (2)	Total

Bank Hapoalim	$5,582	$5,880	$11,462
Bank Leumi	4,086	4,033	8,119
Discount Bank	238	2,127	2,365

Total	$9,906	$12,040	$21,946

(1)	The short-term loans from Bank Hapoalim, Bank Leumi and Bank Discount bear an interest rate of LIBOR plus 0.25 - 0.75%.
(2)	The long-term loans from Bank Hapoalim and Bank Leumi bear an interest rate of LIBOR plus 0.75 - 2.50%.

          On September 12, 2005, we entered into a debt restructuring agreement with the Lender Banks, which calls for the conversion of $14.5 million of outstanding debt into 8,000,000 warrants to purchase ordinary shares and a subordinated debt, and rescheduling the repayment of the remaining balance of its outstanding debt.

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

          Under the new agreements, we also agreed to extend the expiration period of 1,340,000 warrants that were previously issued to the Lender Banks. The value of the 8,000,000 warrants issued to the Lender Banks in connection with the debt restructuring, together with the value of the extension of expiration of the previously issued warrants, amounted to $4 million, which is recorded as an increase in our additional paid-in capital. Under Statement of Financial Accounting Standard No. 15, “Accounting by Debtors and Creditors for Troubled Debt Restructuring,” the balance between (a) the $14.5 million converted into 8,000,000 warrants, and (b) the sum of the additional paid-in capital related to the Lender Banks’ warrants, is attributed to our long-term bank debt and is deemed to be accrued interest on the restructured bank debt. Future interest on the restructured debt will be recorded as a reduction to accrued interest and not as an interest expense. As of December 31, 2007, this accrued interest aggregates to $7.6 million.

          Our loans were secured by a floating lien on all of our assets, a negative pledge of the assets of its subsidiaries, NUR America, NUR Europe, NUR Media Solutions, NUR Asia Pacific and NUR Shanghai and unlimited guarantees by those subsidiaries. The long-term and short-term loans also contained customary events of default, including the failure to pay interest or principal, breach of any obligation, representation or warranty made under the loan agreements, bankruptcy, or a change in control event. The loans are governed by the laws of the State of Israel.

          Upon consummation of the HP Transaction, we repaid our short-term debt to our lender banks in the amount of $9.8 million and, in early April 2008, we fully repaid our long-term debt to out lenders in the amount of $11.9 million. Following the repayment of the loans, two of the three lender banks terminated the floating liens and the securities given by our subsidiaries were terminated. We still have outstanding guarantees which were provided by us to suppliers during the course of our business and which were not yet terminated as a result of the sale of our business to HP. The aggregate value of such guarantees, as of May 30, 2008, is $0.3 million. The guarantees issued by the two lender banks that terminated the floating liens are secured by liens placed on specific deposits held with such, up to the amount of the guarantees. In addition, in May 2008 the subordinated notes that were assigned by the Lender Banks to Fortissimo were cancelled effective March 30, 2008.

          As of December 31, 2007, our total current assets amounted to approximately $44.6 million, out of which $4.3 million was in cash and cash equivalents, compared with total current liabilities of approximately $49.6 million. The main reason for the difference between the current liabilities and the current assets is the classification of the note to related parties in the short-term liabilities. The note was valid through November 2008 and it was due to expire without payment unless we entered into liquidation procedures prior to the termination of the note. As stated above, the note was cancelled in May 2008, effective as of March 30, 2008.

          As of December 31, 2006, our total current assets amounted to approximately $34.0 million, out of which $4.9 million was in cash and cash equivalents, compared with total current liabilities of approximately $33.6 million. The decrease in cash was used to finance the increase in accounts receivable and inventory driven by the growth of our business and to repay a short-term loan.

          As of December 31, 2005, our total current assets amounted to approximately $33.7 million, out of which $9.3 million was in cash and cash equivalents, compared with total current liabilities of approximately $37.1 million.

Outstanding Warrants

          As of June 15, 2008, we had outstanding warrants to purchase a total of 43,412,756 ordinary shares, all of which are currently exercisable. Of such warrants (i) 50,000 were issued to Bank Leumi as part of the rescheduling of our long-term debt and are exercisable at $5.00 per share no later than August 2009, (ii) 140,000 were issued to Bank Hapoalim and 100,000 were issued to Bank Leumi as part of the amendments of the covenants governing the rescheduling of our long-term debt and are exercisable at $0.34 per share no later than September 2008, (iii) 27,000 were issued to Discount Bank as part of the amendments of the covenants governing our debt and are exercisable at $0.72 per share no later than December 2008, (iv) 505,000 were issued to Bank Hapoalim, 350,000 were issued to Bank Leumi and 98,000 were issued to Discount Bank as part of the amendments of the covenants governing the rescheduling of our long-term debt and are exercisable at $0.62 per share no later than January 2009, (v) 951,922 were granted to the investors participating in our credit line commitment in October 2003 and are exercisable at $0.52 per share no later than October 2008, (vi) 67,308 were granted to the placement agent in connection with our credit line commitment in October 2003 and are exercisable at $0.52 per share no later than October 2008, (vii) 112,903 were granted to the placement agent in connection with our October 2003 credit line commitment and are exercisable at $0.62 per share no later than March 2009, (viii) 646,542 were granted to the investors participating in our private placement in March 2004 and are exercisable at $1.54 per share no later than March 2009, (ix) 129,310 were issued to Duncan Capital Group, LLC as placement agent in connection with our private placement of March 2004 and are exercisable at $1.16 per share no later than March 2009, (x) 3,000,000 were granted to Dan Purjes in connection with a voting trust agreement and voting agreement and are exercisable at $0.75 per share no later than April 2010; (xi) 25,714,286 were granted to investors participating in our private placement in August 2005 and are exercisable at $0.40 per share no later than October 2010, (xii) 8,000,000 were issued to Bank Hapoalim, Bank Leumi and Discount Bank in September 2005 in connection with a debt restructuring agreement discussed in “Item 5.B: Liquidity and Capital Resources” and are exercisable at $0.35 per share no later than December 2010, and (xiii) 3,520,485 were granted to the investors participating in our private placement in January and February 2007 discussed in “Item 10.C: Material Contracts” and are exercisable at $0.65 per share no later than January or February 2012.

C.	Research and Development, Patents and Licenses

          Our research and development center, which prior to the consummation of the HP Transaction engaged 54 employees, was focused on developing new products, enhancing the quality and performance relative to price of our existing products, reducing manufacturing costs, upgrading and expanding our product line through the development of additional features and improving functionality in response to market demand.

          All of our research and development activities were conducted at our headquarters facility in Lod, Israel.

          Net research and development expenses were approximately $7.1 million, $5.8 million and $7.0 million in the years ended December 31, 2005, 2006 and 2007, respectively. We did not receive royalty-bearing grants in 2005, 2006 and 2007. We received non royalty bearing grants in the amount of $0.5 million in 2007.

          Following the consummation of the HP Transaction, we do not currently engage in any research and development activities.

D.	Trend Information

          Following the consummation of the sale of our business to HP, we are no longer active in the wide-format printing industry and are subject to certain restrictions with respect to future operations in this field. Our current plan of operation is to identify and evaluate suitable business opportunities and strategic alternatives, including through the acquisition of all or part of an existing business, pursuing business combinations or otherwise. While we are actively exploring strategic transactions and opportunities, we have not targeted any particular industry or specific business within an industry in which to pursue such opportunities. There is no assurance that any of these alternatives will be pursued or, if one is pursued, the timing thereof, the terms on which it would occur, the type of industry that will be involved and the success of such activity. Therefore, our financial data reported in this Annual Report is not necessarily indicative of our future operating results or financial position.

E.	Off-Balance Sheet Arrangements

          We are not a party to any material off-balance sheet arrangements. In addition we have no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations.

F.	Contractual obligations

          The following table of our material contractual obligations as of December 31, 2007, summarizes the aggregate effect that these obligations are expected to have on our cash flows in the periods indicated:

	Payments due by period (in thousands of U.S. dollars)

Contractual Obligations	Total	Less than 1 year	1 – 3 years	3 – 5 years	more than 5 years

Long-Term Rent Obligations(1)	3,141	1,296	1,845
Capital (Finance) Lease obligations(2)	1,023	197	591	235
Operating Lease Obligations(3)	2,165	1,112	1,053
Accrued severance pay(4)	1,637				1,637
Long term debt obligations (5)	17,242	866	4,406	11,970
Uncertain tax positions (6)	3,428				3,428

Total	28,636	3,471	7,895	12,205	5,065

(1)	During the periods reported, we operated from leased premises in Lod and Ashkelon in Israel. We also leased premises for our subsidiaries’ activities in the United States, Hong Kong and Japan.
(2)	NUR Europe conducted its activities in Belgium from premises leased by it. Upon completion of payments, the lessee will own the premises.
(3)	Operating lease obligations relate to leases of motor vehicles.
(4)

Accrued severance pay relates to obligations to our Israeli employees as required under Israeli labor law. These obligations are payable, among others, upon termination, retirement or death of the respective employee. Of this amount, only $362 is unfunded.

(5)

Certain of our debt contained variable interest components. The data included in the table is based on the indexed rate in effect on the balance sheet date. Any perspective changes as a result of such variability are excluded

(6)

Uncertain income tax position under FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes,” (“FIN 48”) are due upon settlement and we are unable to reasonably estimate the ultimate amount or timing of settlement. See Note 14c of the Notes to Consolidated Financial Statements for further information regarding the Company’s liability under FIN 48.

ITEM 6: Directors, Senior Management and Employees

A.	Directors and Senior Management

          Following the consummation of the HP Transaction, a majority of the members of our senior management ceased to be employed by us and following the change of control of the Company on March 30, 2008, three of our directors, including the Chairman of our Board of Directors, resigned from our Board. The following chart provides details of such directors and members of senior management:

Name	Age	Former Position with Ellomay

Yuval Cohen	45	Chairman of the Board of Directors
Eli Blatt	45	Director
Shmoulik Barashi	45	Director
David Reis	47	President and Chief Executive Officer
Assaf Eyal	47	Executive Vice President
Shuky Garibi	50	Vice President of Research and Development
Itzik Arbesfeld	41	Vice President of Human Resources
Eran Cohen	49	Vice President of Operation
Menashe Ben Chaim	45	Vice President of Consumables
Igal Zeitoun	38	Vice President of Customer Support
Mark Packman	53	President, NUR America, Inc.
Jean Marc Blum	42	Managing Director, Middle East and Africa
Andrew Middleton	45	Managing Director, NUR Europe S.A.
Roni Klein	47	Managing Director, NUR Asia Pacific Limited

          The current directors and senior management of Ellomay are as follows:

Name	Age	Position with Ellomay

Shlomo Nehama(1)(5)	53	Chairman of the Board of Directors
Hemi Raphael(2)	56	Director
Anita Leviant(5)	53	Director
Ran Fridrich(1)(5)	55	Director
Oded Akselrod(3)	62	Director
Lauri A. Hanover (1)(3)(4)	48	Director
Alon Lumbroso(3)(4)	51	Director
Yosef Zylberberg	47	Interim Chief Executive Officer and Chief Financial Officer

(1)	Member of Ellomay’s Stock Option and Compensation Committee.
(2)

Elected pursuant to the Shareholders Agreement, dated as of October 31, 2005, between Fortissimo (on behalf of the several partnerships with respect to which it serves as general partner) and Kanir Joint Investments (2005) Limited Partnership.

(3)	Member of Ellomay’s Audit Committee.
(4)	External Director.
(5)	Elected pursuant to the Shareholders Agreement, dated as of March 24, 2008, between S. Nechama Investments (2008) Ltd. and Kanir Joint Investments (2005) Limited Partnership.

          The address of each of our executive officer and directors is c/o Ellomay Capital Ltd., Ackerstein Towers, 11 Hamenofim Street, P.O.Box 2148, Herzliya 46120, Israel.

          Shlomo Nehama has served as a director and chairman of the board of Ellomay since March 2008. From 1998 to 2007, Mr. Nehama served as the Chairman of the Board of Bank Hapoalim B.M., one of Israel’s largest banks. In 1997, together with the late Ted Arison, he organized a group of American and Israeli investors who purchased Bank Hapoalim from the State of Israel. From 1992 to 2006, Mr. Nehama served as the Chief Executive Officer of Arison Investments. From 1982 to 1992, Mr. Nehama was a partner and joint managing director of Eshed Engineers, a management consulting firm. Mr. Nehama is a graduate of the Technion - Institute of Technology in Haifa, Israel, where he earned a degree in Industrial Management and Engineering. Mr. Nehama received an honorary doctorate from the Technion for his contribution to the strengthening of the Israeli economy.

          Hemi Raphael has served as a director of Ellomay since June 2006. Mr. Raphael is an entrepreneur and a businessman involved in various real estate and financial investments. Mr. Raphael also serves as a director of Cargal Ltd. since May 2004. Prior thereto, from 1984 to 1994, Mr. Raphael was a partner at the law firm of Goldberg Raphael & Co. Mr. Raphael holds an LLB degree from the School of Law at the Hebrew University of Jerusalem and he is a member of the Israeli Bar Association and the California Bar Association.

          Anita Leviant has served as a director of Ellomay since March 2008. Ms. Leviant heads LA Global Consulting, a practice specializing in consulting and leading global and financial projects and cross border transactions. For a period of twenty years, until 2005, Ms. Leviant held several senior positions with Hapoalim Banking group including EVP Deputy Head of Hapoalim Europe and Global Private Banking and EVP General Global Counsel of the group, and served as a director in the overseas subsidiaries of Bank Hapoalim. Prior to that, Ms. Leviant was an associate in GAFNI & CO. Law Offices in Tel Aviv where she specialized in Liquidation, Receivership and Commercial Law and was also a Research Assistant to the Law School Dean in the Tel Aviv University specialized in Private International Law. Ms. Leviant holds a LL.B degree from Tel Aviv University Law School and is a member of both the Israeli and the New York State Bars. Ms. Leviant currently serves as Deputy Chairman of the Israel-British Chamber of Commerce, chairman of the Capital Markets Committee and as a member of the advisory board of Private Courts to Israel Ltd.

          Ran Fridrich has served as a director of Ellomay since March 2008. Mr. Fridrich is the co-founder and executive director of Oristan, Investment Manager, an investment manager of CDO Equity and Mezzanine Funds and a Distress Fund, established in June 2004. In addition, Mr. Fridrich is a consultant to Capstone Investments, CDO Repackage Program, since January 2005. In January 2001 Mr. Fridrich founded the Proprietary Investment Advisory in Israel, an entity focused on fixed income securities, CDO investments and credit default swap transactions, and served as its investment advisor through January 2004. Prior to that, Mr. Fridrich served as the chief executive officer of two packaging and printing Israeli companies, Lito Ziv, a public company, from 1999 until 2001 and Mirkam Packaging Ltd. from 1983 until 1999. Mr. Fridrich also serves as a director of Cargal Ltd. since September 2002. Mr. Fridrich is a graduate of the Senior Executive Program of Tel Aviv University.

          Oded Akselrod has served as a director of Ellomay since February 2002. Mr. Akselrod was the general manager of the Investment Corp. of United Mizrahi Bank Ltd., a wholly owned subsidiary of United Mizrahi Bank Ltd. that was merged into United Mizrahi Bank Ltd. on October 2004. Prior to joining the Investment Corp. of United Mizrahi Bank, from 1994 to 1997, Mr. Akselrod held the position of general manager of Apex-Leumi Partners Ltd. as well as Investment Advisor of Israel Growth Fund. Prior thereto, from 1991 to 1994, Mr. Akselrod served as general manager of Leumi & Co. Investment Bankers Ltd. Mr. Akselrod began his career in various managerial positions in the Bank Leumi Group including: member of the management team of Bank Leumi, deputy head of the international division, head of the commercial lending department of the banking division, member of all credit committees at the Bank, assistant to Bank Leumi’s CEO and head of the international lending division of Bank Leumi Trust Company of New York. Mr. Akselrod holds a Bachelor’s degree in Agriculture Economics from Hebrew University, Jerusalem and an MBA degree from Tel Aviv University. Mr. Akselrod is also a director of Gadish Global Ltd., Gadish Investments in Provident Funds Ltd., Gadish Global Financial Services (2007) Ltd., Geva Dor Investments Ltd. and Shalag Industries Ltd.

          Lauri A. Hanover has served as an external director of Ellomay since November 2003. Ms. Hanover serves as Chief Executive Officer of Gross, Kleinhendler, Hodak, Halevy and Greenberg & Co. since January 2008. Prior to that, she served as senior vice president and chief financial officer of Lumenis Ltd. from 2004 through 2007 and as the corporate vice president and chief financial officer of NICE Systems Ltd. from 2000 to 2004. She previously served as executive vice president and chief financial officer of Sapiens International Corporation N.V., from 1997 to 2000. From 1984 to 1997, Ms. Hanover served in a variety of financial management positions, including corporate controller, at Scitex Corporation Ltd. and from 1981 to 1984 as financial analyst at Philip Morris Inc. (Altria). Ms. Hanover holds a Bachelor’s degree in finance from the Wharton School of Business and a Bachelor-of-Arts degree from the College of Arts and Sciences, both of the University of Pennsylvania. Ms. Hanover also holds a Master’s degree in business administration from New York University. Ms. Hanover qualifies as an external director according to the Companies Law.

          Alon Lumbroso has served as an external director of Ellomay since November 2006. Mr. Lumbroso serves as the Chief Executive Officer of Larotec Ltd. since the end of 2005. Mr. Lumbroso previously served as Chief Executive Officer of Mindguard Ltd., from 2003 to 2004. From 2000 to 2003, Mr. Lumbroso served as the managing director of the European subsidiary of Creo, Inc. Prior to that, Mr. Lumbroso served in a various executive positions, including VP Operations, VP Marketing and managing director of the Asian Pacific subsidiary of Scitex Corporation. In his positions with Scitex Corporation and Creo, Mr. Lumbroso was responsible for sales, marketing and service of prepress and digital printing equipment, including wide format digital printers. Mr. Lumbroso serves as the Chairman of Bioexplorers Ltd. and as a director of Larotec Ltd. Mr. Lumbroso holds an MBA from Bar Ilan University and a B.Sc. in Industrial Engineering from Tel-Aviv University. Mr. Lumbroso qualifies as an external director according to the Companies Law.

          Yosef Zylberberg has served as interim chief executive officer since March 2008 and as chief operating officer and chief financial officer since February 2006. Prior to joining Ellomay, Mr. Zylberberg served as chief financial officer and chief operating officer of several private and public companies. In his most recent position, Mr. Zylberberg served as chief operating officer of Kodak Versamark, a wholly owned subsidiary of Eastman Kodak Company (formerly Scitex Digital Printing). Previously, Mr. Zylberberg served in various senior positions in Scitex Corporation Ltd., a corporation traded on both Nasdaq and the Tel Aviv Stock Exchange, including as chief operating officer of Scitex Digital Printing, Inc., as corporate vice president and chief financial officer of Scitex Corporation Ltd., and as CFO and VP operations at Scitex America, Inc. Mr. Zylberberg holds a B.A. in Accounting and Economics and an MBA from Tel Aviv University.

          Members of our Board of Directors and senior management that also served during 2007 but are no longer directors of or employed by Ellomay:

          Yuval Cohen served as a director of Ellomay from October 2005 until March 2008. Mr. Cohen is the Founding and Managing Partner of Fortissimo Capital Fund, which was established in January 2003. From February 2002 through January 2003, Mr. Cohen worked on the formation of Fortissimo and served on the boards of directors of several technology companies in Israel. From September 1997 through February 2002, Mr. Cohen was a General Partner at Jerusalem Venture Partners (JVP), an international venture capital firm with over $650 million under management. As a General Partner of JVP, Mr. Cohen co-led fundraising efforts, and was involved in all investment decisions and the management of various JVP portfolio companies. Mr. Cohen led the investment and served on the board of several JVP portfolio companies, including the following: Precise Software Solutions, Inc. (Nasdaq: PRSE, later sold to Veritas – Nasdaq:VRTS), T.sqware, Inc. (sold to Globespan, Inc., Nasdaq: GSPN), PowerDsine Ltd. (Nasdaq: PDSN), Sheer Networks (sold to Cisco, Nasdaq: CSCO) and XmPie (sold to Xerox, NYSE: XRX). From June 1996 through August 1997, Mr. Cohen was the Vice President of Marketing at VDOnet Corporation, a provider of software solutions for video over the Internet. From May 1995 through June 1996, Mr. Cohen served as the Vice President of Business Development at DSP Group, Inc. (Nasdaq: DSPG), a provider of DSP software and hardware solutions for communications and computer markets. From December 1991 through May 1995, Mr. Cohen served as the Manager of Business Development at Intel Capital at Intel Corporation (Nasdaq: INTC). Mr. Cohen is the Chairman of the board of directors of Telrad Networks Ltd. (“Telrad”), a telecommunication equipment provider, of Soda Club Enterprises N.V. (“Soda Club”), a manufacturer of home carbonation systems, and of Fortissimo Acquisition Corp., a special purpose acquisition corporation formed by Fortissimo, and is a director of Hadasit Bio-Holdings Ltd., a holding company of medical and biotech startup companies controlled by Hadassah Hospital in Israel and publicly traded on the Tel Aviv Stock Exchange. Mr. Cohen received an MBA from the Harvard Business School and a B.Sc. in Industrial Engineering from Tel Aviv University.

          Eli Blatt served as a director of Ellomay from October 2005 until March 2008. Mr. Blatt joined Fortissimo as a partner in January 2005. Prior to joining Fortissimo, from March 1999 through December 2004, Mr. Blatt was the Chief Financial Officer and Vice President operations of Noosh, Inc., a supplier of cross-enterprise e-business software solutions. At Noosh, Mr. Blatt was responsible for the general management of Noosh’s Finance and Operations activities, including the company’s M&A strategy and initiatives. From September 1997 through February 1999, Mr. Blatt was the Director of Operations at CheckPoint Software Technologies Inc., an Internet security company, where he was responsible for OEM operations, product licensing and customer service. From February 1995 through August 1997, Mr. Blatt served as the Operations Controller at Madge Networks (sold to Lucent). From September 1993 through January 1995, Mr. Blatt held Finance and Operations positions at Intel Corporation. Mr. Blatt serves on the boards of directors of Telrad, Fortissimo Acquisition Corp, Soda Club and RadView Software Ltd. (“RadView”; OTC BB:RDVWF), a provider of application testing software and services. Mr. Blatt received an MBA degree from Indiana University and a B.Sc. degree in Industrial Engineering from Tel Aviv University. Mr. Blatt also served as a fighter pilot in the Israeli air force.

          Shmoulik Barashi served as a director of Ellomay from October 2005 until March 2008. Mr. Barashi joined Fortissimo as a partner in May 2005. From January 2001 through May 2005, Mr. Barashi served as a senior partner in BDO Ziv Haft, one of the five largest accounting firms in Israel. Ziv Haft is the Israeli representative office of the international accounting firm of BDO. At BDO, Mr. Barashi specialized in corporate finance, IPO’s, deal structuring, business consultancy, auditing and tax. From March 1993 through December 2000, Mr. Barashi managed his own accounting firm, which he later merged into BDO Ziv Haft. Mr. Barashi serves on the board of directors of Fortissimo Acquisition Corp and Soda Club. Mr. Barashi received an MBA from Hebrew University (specialty – finance) and an LLM from Bar Ilan University. Mr. Barashi is a certified public accountant in Israel.

          David Reis served as president and chief executive officer from February 2006 until February 2008. Prior to joining Ellomay, Mr. Reis served as president and CEO of ImageID, a venture-backed technology startup. Prior thereto, from 1996 to 2002 he was the president and CEO of Scitex Vision Ltd. (formerly Idanit), a manufacturer of wide-format digital printers that was acquired by Scitex Corporation in 1998. Mr. Reis holds a B.A. in Economics and Business Administration and an MBA from Denver University.

          Assaf Eyal served as an executive vice president responsible for sales, marketing, business development, ink and service from June 2006 until February 2008. Prior to joining Ellomay, Mr. Eyal served in Orbotech Ltd., a leading multi-national manufacturer of inspection tools serving the electronics and the Flat Panel Display industries for over 17 years in various management positions in the United States, Hong Kong and in the corporate world wide headquarters located in Israel. From 2001 to 2006, Mr. Eyal was the president of the Display Division of Orbotech. From 1998 to 2001, Mr. Eyal built the Orbotech’s FPD organization in the Asia-Pacific region including technical support, sales, marketing and applications. Mr. Eyal holds an M.Sc in Management from Lesley College, Cambridge, Massachusetts and a B.Sc in Material Engineering from the Ben Gurion University.

          Shuky Garibi served as vice president of research and development from March 2006 until February 2008. Prior to joining Ellomay, Mr. Garibi served in various senior positions in Scitex Corporation, later Creo and recently Eastman Kodak Co. (NYSE: EK).  In his most recent position Mr. Garibi served as Managing Director of Creo’s Scanner Division (now a wholly owned subsidiary of Kodak), and Scanner Products Line Manager. Prior to that, Mr. Garibi served for over 15 years in various research and development positions in Scitex Corporation. Mr. Garibi holds a B.Sc. in Electrical Engineering from Ben-Gurion University and an Executive MBA from Tel Aviv University.

          Itzik Arbesfeld served as vice president of human resources from November 2005 until February 2008. Prior to joining Ellomay, Mr. Arbesfeld headed the human resources department of Soda-Club Ltd., a world’s leading producer of in-home carbonation systems. Prior to that, from 1998 to 2004, Mr. Arbesfeld served in various HR positions in Amdocs Corporation, in Israel and in the UK, reaching the position of HR Director for Amdocs’ European Operation. Prior thereto, Mr. Arbesfeld served as a Human Resources Manager in Teva Pharmaceutical Industries. Mr. Arbesfeld holds a B.A. in Political Science and Sociology and M.A. in Labor Studies from Tel-Aviv University.

          Eran Cohen served as vice president of operations from April 2006 until February 2008. Prior to joining Ellomay, Mr. Cohen served as vice president of finance and operations of Orbotech Japan, a subsidiary of Orbotech Ltd., a leading multi-national manufacturer of inspection tools serving the electronics and the Flat Panel Display industries. Prior thereto, from 1999 to 2002, Mr. Cohen was the director of corporate logistic of Orbotech Ltd. Prior to joining Orbotech, Mr. Cohen was chairman and managing director of “Agada,” a kibbutz’s holding company. Mr. Cohen holds a B.Sc. in Economics and Management from the Technion and an EMBA from Tel-Aviv University.

          Menashe Ben Chaim served as vice president of consumables from September 2006 until February 2008. Prior to that, Mr. Ben Chaim led the ink operations and ink research and development at Ellomay from 2003 to 2006. Prior to joining Ellomay, Mr. Ben Chaim served as Vice President of Operations at Electric Fuel Corporation, a world leading producer of Zinc Air batteries. Prior thereto, Mr. Ben Chaim served as President and Vice President of Operations at Chaman, one of the biggest paper converting enterprises in Israel. Mr. Ben Chaim holds a B.Sc in Mechanical engineering from Tel Aviv University and Diploma in Business Administration from Haifa University.

          Igal Zeitoun served as vice president of customer support from April 2007 until February 2008. Prior to that Mr. Zeitoun served as a senior project manager at Ellomay’s research and development department since 2005. Prior to joining Ellomay, Mr. Zeitoun served in various R&D positions at Objet Geometries Ltd., a company that specializes in Ink-jet 3D modeling. From 1996 to 1998 Mr. Zeitoun served as a product leader at Medtronic-InStent Ltd., an Israeli company that specialized in medical devices. Mr. Zeitoun holds a Master of Science in Mechanical Engineering and a Bachelor of Science in Mechanical Engineering from the Technion Institute of Technology in Haifa, Israel.

          Mark Packman served as president of NUR America, Inc. from November 2006 until February 2008. Prior to joining Ellomay, Mr. Packman served as National Leasing Manager for Neopost, an international leader in the mailing industry from 2005 to 2006. Mr. Packman also had extensive work in the financial community from 2003 to 2005. Prior to that, from 2001-2002, Mr. Packman served as president of Object Geometrics, a private Israeli start-up company. Mr. Packnam also served as director of sales of Scitex and of Creo Inc. (now a wholly owned subsidiary of Eastman Kodak Co. (NYSE: EK)) from 1995 to 2000. Mr. Packman holds a Bachelor of Science degree in Business Administration from The University of Phoenix.

          Jean Marc Blum served as managing director of NUR Middle East & Africa from October 2006 until February 2008. Prior to joining Ellomay, from 2005 to 2006, Mr. Blum was the Vice President of Sales & Marketing at Printar Ltd., a company developing digital solutions for the PCB market. From 1996 to 2004, Mr. Blum held different positions, including Director of Business Development and VP Marketing, at Scitex Vision Ltd. Mr. Blum holds a BSc Degree in Electrical Engineering and a Diploma in Business Administration from the Technion in Haifa, Israel.

          Andrew Middleton served as managing director of NUR Europe from February 2007 until February 2008. In his most recent position, from 2004 to 2007, Mr. Middleton served as vice president sales EMEA at HP Indigo Press. Before that, from 2000 to 2004, Mr. Middleton served as general manager worldwide distribution channels at HP Digital Press and, from 1994 to 2000, held various positions at Indigo (currently HP Indigo). Prior to his thirteen years at HP Indigo, Mr. Middleton held several positions at Dainippon Screen. Mr. Middleton holds a degree from Cauldon College in the United Kingdom.

          Roni Klein served as Managing Director of NUR Asia Pacific Limited from April 2006 until February 2008. Prior to joining Ellomay, from 2001 to 2006 Mr. Klein served as director and manager of South East Asian Branch of Orbotech Asia Pacific, a wholly-owned subsidiary of Orbotech Ltd. (Nasdaq: ORBK), a world market leader in Automated Optical Inspection solutions for the PCB, PCBA and FPD markets. Prior thereto, from 1996 to 2001, Mr. Klein served as regional manager for Orbotech Inc., a wholly-owned subsidiary of Orbotech Ltd.

B.	Compensation

          Salaries, fees, commissions and bonuses paid with respect to all of our directors and senior management as a group (including the members of our senior management who left during 2008) in the fiscal year ended December 31, 2007 was $2.8 million, out of which an amount of $0.2 million was related to pension, retirement and other similar benefits.

          Our senior management is entitled to receive part of its compensation under our Management by Objectives (MBO) Compensation Plan. The MBO sets annual goals to be achieved by the executive officers throughout the year. The percentage of achievement determines the percent of the MBO bonus paid to each member of our senior management. The MBO plan for the benefit of our chief executive officer is administered by the Stock Option and Compensation Committee. The MBO plan for the benefit of the other executive and senior officers is administered by the chief executive officer. A portion of the bonus amounts are paid in cash in the year for which they are awarded and the balance is paid in cash in the year following the financial year for which they are awarded. In 2007, our senior management members received payments with respect to their achievements in 2006.

          In addition, a total of 460,000 options to purchase ordinary shares were granted in 2007 to members of our senior management and directors (including the members of our senior management who left during 2008). The 460,000 options granted had a weighted average exercise price of approximately $0.64 per share and have expiration dates in 2017. As of June 15, 2008, directors and senior management of Ellomay hold options to purchase an aggregate of 1,203,334 ordinary shares issuable upon exercise of such securities. The options were granted pursuant to the plans and arrangements described under “Item 6.E: Share Ownership.”

          In connection with the HP Transaction, our Board approved the acceleration of the vesting of all outstanding employee stock options, including all stock options held by members of senior management and the repurchase, subject to the fulfillment of regulatory requirements, of currently outstanding employee stock options to purchase approximately 9.9 million ordinary shares of the Company. The aggregate consideration for such employee stock options is expected to be up to $3.8 million. Of the total, $3.1 million is expected to be paid during June or July 2008 and an additional payment, up to the aggregate amount, will be calculated after all HP Transaction related issues and other financial aspects of the Company are known and verified and will be paid following the release to the Company of the funds deposited in the indemnity escrow account in connection with the HP Transaction. This resolution does not apply to options held by our non-employee directors.

          In connection with the HP Transaction, our Board also approved the payment of transaction bonuses to certain employees, including members of senior management, in the aggregate amount of approximately $0.7 million and established that, subject to the aforementioned determination and verification of all HP Transaction related issues and other financial aspects of the Company, additional bonuses may be paid to certain employees, based on criteria, amounts and percentages pre-determined by our Board.

          In connection with the investment of the Fortissimo Entities, we entered into a management agreement with the Fortissimo Entities in 2005. In consideration of the performance of the management services and the board services under the terms of the management agreement we agreed to pay Fortissimo an aggregate annual management services fee in the amount of $250,000 plus value added tax pursuant to applicable law. This fee was paid to Fortissimo for services rendered during 2007 and the first quarter of 2008. The management services agreement with Fortissimo was terminated in March 2008 in connection with the sale of substantially all of Fortissimo’s holdings in Ellomay and the resignation of three members of our Board who are affiliated with Fortissimo.

          As approved by our shareholders, we pay our directors (Oded Akselrod, Lauri Hanover and Alon Lumbroso) remuneration for their services as directors. This remuneration includes an annual payment of $8,000 and additional payments of $500 per meeting and $250 per committee meeting. As chairperson of our audit committee, Ms. Hanover is also entitled to receive an additional annual fee of $5,000. Each of these directors also receives an annual grant of options to purchase 10,000 ordinary shares under the terms and conditions set forth in Ellomay’s 1998 Non-Employee Director Share Option Plan. The directors do not receive any additional remuneration upon termination of their services as directors.

          In 1998, Ellomay adopted the 1998 Non-Employee Director Share Option Plan (the “1998 Plan”) to provide for grants of options to purchase ordinary shares to non-employee directors of Ellomay. The 1998 Plan, as amended, is administered, subject to Board approval, by the Non-Employee Director Share Option Committee. An aggregate amount of not more than 750,000 ordinary shares is reserved for grants under the 1998 Plan. The original expiration date of the 1998 Plan pursuant to its terms was December 8, 2008 (10 years after adoption). At the Annual General Meeting of our shareholders, held on January 31, 2008, the term of the 1998 Plan was extended and as a result it will expire on December 8, 2018, unless earlier terminated by the Board.

          Under the 1998 Plan, each non-employee director that served on the 1998 “Grant Date,” as defined below, automatically received an option to purchase 10,000 ordinary shares on such Grant Date and will receive an option to purchase an additional 10,000 ordinary shares on each subsequent Grant Date thereafter, provided that he or she is a non-employee director on the Grant Date and has remained a non-employee director for the entire period since the previous Grant Date. The “Grant Date” means, with respect to 1998, October 26, 1998, and with respect to each subsequent year, August 1. Directors first elected or appointed after the 1998 Grant Date, will automatically receive on such director’s first day as a director an option to purchase up to 10,000 ordinary shares prorated based on the number of full months of service between the prior Grant Date and the next Grant Date. Each such non-employee director would also automatically receive, as of each subsequent Grant Date, an option to purchase 10,000 ordinary shares provided that he or she is a non-employee director on the Grant Date and has served as a non-employee director for the entire period since the previous Grant Date.

          The exercise price of the option shares under the 1998 Plan is 100% of the fair market of such ordinary shares at the applicable Grant Date. The fair market value means, as of any date, the average closing bid and sale prices of the ordinary shares for the date in question as furnished by the National Association of Securities Dealers, Inc. through Nasdaq or any similar organization if Nasdaq is no longer reporting such information, or such other market on which the ordinary shares are then traded, or if not then traded, as determined in good faith (using customary valuation methods) by resolution of the members of the Board of Directors of Ellomay, based on the best information available to it. The exercise price is required to be paid in cash.

          The term of each option granted under the 1998 Plan is 10 years from the applicable date of grant. All options granted vest immediately upon the date of grant.

          The options granted would be subject to restrictions on transfer, sale or hypothecation. All options and ordinary shares issuable upon the exercise of options granted to the non-employee directors of Ellomay could be withheld until the payment of taxes due with respect to the grant and exercise (if any) of such options.

          In March 2008, in connection with the resignation of three members of our Board, our Board members appointed Shlomo Nehama, Anita Leviant and Ran Fridrich as directors to fill the vacancies created and to serve until the next general meeting of our shareholders. Pursuant to the Companies Law, any agreement between us and these new directors with respect to their compensation, as directors or otherwise, is required to be approved by our audit committee, Board and general meeting. In addition, any agreement between us and any of these directors who may be deemed to be a “controlling person” is required to be approved with special majority requirements as described in Item 10.B: “Memorandum of Association and Amended and Restated Articles of Association.”

C.	Board Practices

          According to the provisions of Ellomay’s Amended and Restated Articles of Association (the “Articles”) and the Companies Law, the board of directors convenes in accordance with the Company’s requirements, and is required to convene at least once every three months. Furthermore, the Companies Law provides that the board of directors may also pass resolutions without actually convening, provided that all the directors entitled to participate in the discussion and vote on a matter that is brought for resolution agree not to convene for discussion of the matter.

          Officers serve at the discretion of the Board or until their successors are appointed.

Terms of Directors

          Our Board currently consists of seven members, including two external directors. Unless otherwise prescribed by resolution adopted at a General Meeting of shareholders, the Board shall consist of not less than four (4) nor more than twelve (12) directors (including the external directors). The members of the Board are elected annually at Ellomay’s annual shareholders’ meeting and remain in office until the next annual shareholders’ meeting, unless the director has previously resigned, vacated his office, or was removed in accordance with the Articles. The last annual meeting was held on January 31, 2008. In addition, the Board may elect additional members to the Board, to serve until the next shareholders’ meeting, so long as the number of directors on the Board does not exceed the maximum number established according to the Articles.

          On March 30, 2008, three members of our Board, Yuval Cohen, Shmoulik Barashi and Eli Blatt, resigned their position as directors of Ellomay following the sale of the ordinary shares and a majority of the warrants held by the Fortissimo entities. Pursuant to the Articles, the Board members appointed Shlomo Nehama, Anita Leviant and Ran Fridrich as directors, to serve until the next general meeting of our shareholders. The members of the Board do not receive any additional remuneration upon termination of their services as directors.

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

          Under the Companies Law, external directors must be elected by a majority vote at a shareholders’ meeting, provided that either: (1) the majority of shares voted at the meeting, including at least one-third of the shares of non-controlling shareholders voted at the meeting, vote in favor of the election; or (2) the total number of shares voted against the election of the external director does not exceed one percent of the aggregate voting rights in the company. The initial term of an external director is three years, which term may be extended for an additional three-year period. Each committee of a company’s board of directors must include at least one external director, and all external directors must serve on the audit committee. Our external directors are currently Lauri A. Hanover and Alon Lumbroso.

          Following consummation of the HP Transaction and the changes in our Board of Directors, Alon Lumbroso, one of our external directors, informed us of his intent to resign his position effective as of the next general meeting of our shareholders. Mr. Lumbroso subsequently notified the Board that he is willing to remain in office and will reevaluate his position when the Company’s future line of business is ascertained.

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

          The Companies Law requires that at least one of the external directors have “Accounting and Financial Expertise” and the other external directors have “Professional Competence.” Under the regulations, a director having accounting and financial expertise is a person who, due to his or her education, experience and talents is highly skilled in respect of, and understands, business-accounting matters and financial reports in a manner that enables him or her to understand in depth the Company’s financial statements and to stimulate discussion regarding the manner in which the financial data is presented. Under the regulations, a director having professional competence is a person who has an academic degree in either economics, business administration, accounting, law or public administration or an academic degree in an area relevant to the Company’s business, or has at least five years experience in a senior position in the business management of a corporation with a substantial scope of business, in a senior position in the public service or a senior position in the field of the Company’s main business. Ellomay’s board of directors determined that Lauri A. Hanover is an accounting and financial expert and that Alon Lumbroso has professional competence.

          Our Board further determined that at least two directors out of the whole Board shall be required to have accounting and financial expertise pursuant to the requirements of the Companies Law. Accordingly, our Board determined that Shlomo Nehama shall be designated as the additional accounting and financial expert.

Alternate Directors

          The Articles provide that, subject to the Board’s approval, a director may appoint an individual, by written notice to Ellomay, to serve as an alternate director. The following persons may not be appointed nor serve as an alternate director: (i) a person not qualified to be appointed as a director, (ii) an actual director, or (iii) another alternate director. Any alternate director shall have all of the rights and obligations of the director appointing him or her, except the power to appoint an alternate (unless the instrument appointing him or her expressly provides otherwise). The alternate director may not act at any meeting at which the director appointing him or her is present. Unless the appointing director limits the time period or scope of any such appointment, such appointment is effective for all purposes and for an indefinite time, but will expire upon the expiration of the appointing director’s term. There are currently no alternate directors.

Duties of Office Holders and Approval of Certain Transactions Under the Israeli Companies Law

          The Companies Law codifies the duty of care and fiduciary duties that an office holder has to Ellomay. An “office holder” is defined under the Companies Law as a director, general manager, chief business manager, vice general manager, other manager directly subordinate to the general manager and any other person assuming the responsibilities of any of the foregoing positions without regard to such person’s title. The duty of care requires an office holder to act at a level of care that a reasonable office holder in the same position would employ under the same circumstances. This includes the duty to utilize reasonable means to obtain (i) information regarding the appropriateness of a given action brought for his or her approval or performed by the office holder by virtue of his or her position and (ii) all other information of importance pertaining to the foregoing actions. The duty of loyalty includes avoiding any conflict of interest between the office holder’s position in the company and his or her personal affairs or other positions, avoiding any competition with the company, avoiding exploiting any business opportunity of the company in order to receive personal gain for himself or herself or for others, and disclosing to the company any information or documents relating to the company’s affairs which the office holder has received due to his or her position as such. Each person identified as a director or member of our senior management in the first table in the section, other than employees of our subsidiaries, is an office holder.

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

          In the case of a transaction that is not an Extraordinary Transaction, after the Office Holder complies with the above disclosure requirements, only board approval is required. The transaction must not be adverse to the company’s interests. In the case of an Extraordinary Transaction, the company’s audit committee and board of directors, and, under certain circumstances, the shareholders of the company, must approve the transaction, in addition to any approval stipulated by the articles of association. An office holder who has a personal interest in a matter that is considered at a meeting of the board of directors or the audit committee may not be present at this meeting or vote on this matter, unless a majority of the members of the board of directors or audit committee, respectively, have a personal interest in the matter, in which case they may all be present and vote. In the event a majority of the members of the board of directors have a personal interest in a matter, such matter must be also approved by the shareholders of the company.

Committees of the Board of Directors

Audit Committee

          Under the Companies Law, the Audit Committee must be comprised of at least three members of the Board, including the external directors. Audit Committee members may not be employees or regular service providers of Ellomay, or controlling shareholders and their relatives.

          Ellomay’s Audit Committee, acting pursuant to a written charter, currently consists of Lauri A. Hanover, Alon Lumbroso and Oded Akselrod. Approval by the Audit Committee and thereafter by the Board is required for (i) proposed extraordinary transactions to which Ellomay intends to be a party in which an office holder has a direct or indirect personal interest, (ii) actions or arrangements which may otherwise be deemed to constitute a breach of fiduciary duty or of the duty of care of an office holder to Ellomay, (iii) arrangements with directors as to their terms of office, compensation, compensation for other positions held with the company, including the provision of indemnification or an undertaking to indemnify and the procurement of insurance, (iv) indemnification and insurance of office holders, other than directors, (v) an extraordinary transaction of the company in which a “controlling shareholder,” that is, a shareholder holding the ability to direct the actions of the company, other than by virtue of being a director or holding a position with the company, including a shareholder holding twenty five percent or more of the voting rights of the company if there is no other shareholder holding over fifty percent of the voting rights of the company, has a personal interest, (vi) an arrangement with a controlling shareholder or its relative (if such a relative is also an office holder) concerning the terms of his or her employment with the company, (vii) certain private placements of the company’s shares and (viii) compensation and scope of work of the independent auditor. Arrangements with directors as to the terms of their service or compensation also require shareholder approval. In certain circumstances, some of the matters referred to above may also require shareholder approval.

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

          The Companies Law provides that the Board is entitled to delegate to Board committees its power, among other things, to allocate shares or securities convertible into shares of Ellomay relating to employees incentive plans, and employment or salary agreements between Ellomay and its employees, provided, that any such grant is subject to a detailed plan approved by the Board. The Board is also entitled to delegate to the general manager or person recommended by the general manager the Board’s authority to issue ordinary shares issuable upon exercise or conversion of Ellomay’s securities.

          In March 1998, Ellomay established a Stock Option and Compensation Committee to administer Ellomay’s stock option plans, other than the 1998 Non-Employee Director Share Option Plan. The Stock Option and Compensation Committee is charged with administering and overseeing the allocation and distribution of stock options under the approved stock option plans of Ellomay and approval of Ellomay’s executive officers’ annual compensation. All arrangements as to compensation of office holders who are not directors also require the approval of the Board. The Stock Option and Compensation Committee is presently composed of three members: Shlomo Nehama, Ran Fridrich and Lauri A. Hanover.

Non-Employee Director Share Option Plan Committee

          In February 1999, Ellomay established a committee to administer the Ellomay’s 1998 Non-Employee Director Share Option Plan (the “NEDSOP Committee”). The NEDSOP Committee is charged with administering and overseeing the allocation and distribution of stock options under the 1998 Non-Employee Director Share Option Plan. The Companies Law provides that the Board is not entitled to delegate to Board committees its power, among other things, to allocate shares or securities convertible into shares of Ellomay, except for allocation of shares or securities convertible into shares of Ellomay relating to employees incentive plans, and employment or salary agreements between Ellomay and its employees. Additionally, pursuant to the Companies Law, the terms of service (including the grant of options) of all directors also require shareholder approval. Accordingly, the NEDSOP Committee recommendations are subject to the approval of the Board and the shareholders.

Indemnification and Exculpation of Executive Officers and Directors

          Consistent with the provisions of the Companies Law, Ellomay’s Articles include provisions permitting Ellomay to procure insurance coverage for our directors and officers, exempt them from certain liabilities and indemnify them, to the maximum extent permitted by law.

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

          At the annual shareholders meeting held on October 27, 2005, our shareholders authorized us to enter into indemnification agreements with each of our current and future directors and officers. Ellomay shall, subject to the provisions of the indemnification agreement, indemnify each director and officer for future obligations or expenses imposed on them in consequence of an act done in their capacity as directors or officers of Ellomay or of its subsidiaries, as follows:

▪

monetary liabilities imposed on, or incurred by, the director or officer for the benefit of another person pursuant to a judgment, including a judgment given in settlement or a court approved settlement of an arbitrator’s award;

▪

reasonable legal fees, including attorney’s fees, incurred by a director or officer in consequence of an investigation or proceeding filed against a director or officer by an authority that is authorized to conduct such investigation or proceeding, and that has ended without filing an indictment against, or imposing of a financial obligation in lieu of a criminal proceeding on, such director or officer, or that resulted without filing an indictment against such director or officer but with imposing a financial obligation on such director or officer as an alternative to a criminal proceeding in respect of an offense that does not require the proof of criminal intent; and

▪

reasonable litigation expenses, including attorney’s fees, incurred by a director or officer or which a director or officer is ordered to pay by a court, in a proceedings filed against such director or officer by Ellomay or on its behalf or by another person, or in a criminal charge of which he or she is acquitted, or in a criminal charge of which such director or officer is convicted of an offence that does not require proof of criminal intent.

          The indemnification undertaking is limited to certain categories of events and the aggregate indemnification amount that Ellomay shall pay may not exceed an amount equal to fifty percent (50%) of the net equity of Ellomay or to one time annual revenue of Ellomay in the year prior to the date of the claim with regard to judgment liability (the higher amount of the two) with regard to a final judgment by a competent court, and $3.0 million with regard to litigation expenses.

          We have entered into indemnification agreements with directors and some officers providing for indemnification under certain circumstances for acts and omissions which may not be covered (or not be covered in full) by any directors’ and officers’ liability insurance. Such indemnification agreement appears in our current report on Form 6-K as filed with the SEC on October 14, 2005.

Exemption

          Under the Companies Law, an Israeli company may not exempt an office holder from liability for a breach of his duty of loyalty, but may exculpate in advance an office holder from his liability to the company, in whole or in part, for a breach of his duty of care, provided that in no event shall the office holder be exempt from any liability for damages caused as a result of a breach of his duty of care to the company in the event of a “distribution” (as defined in the Companies Law). Our Articles authorize us to exculpate any director or officer from liability to Ellomay to the extent permitted by law.

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

          At the annual shareholders meeting held on October 27, 2004, Ellomay’s shareholders authorized the Company to exculpate its directors and officers in advance from liability to Ellomay, in whole or in part, for a breach of the duty of care.

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

          We have obtained directors’ and officers’ liability insurance covering our directors and officers. In our January 2008 general meeting of shareholders, our shareholders also approved the procurement of a “run-off” directors’ and officers’ liability insurance policy covering our directors and officers for events that occurred prior and up to the closing of the HP Transaction.

          Following the changes in composition of our Board on March 2008, our Audit Committee and Board approved the entering into indemnification agreements with, the provision of exculpation letter to, and the inclusion in our directors’ and officers’ liability insurance policy of, our new directors. The approval as it relates to Shlomo Nehama and Ran Fridrich, who are both considered to be “controlling shareholders,” is subject to further approval by our shareholders, requiring a special majority as more fully described in “Item 10.B: Memorandum of Association and Amended and Restated Articles of Association” under the caption “Certain Transactions with Controlling Persons.”

Internal Auditor

          Under the Companies Law, our Board is also required to appoint an internal auditor proposed by the Audit Committee. The role of the internal auditor is to examine, among other things, whether our activities comply with the law and orderly business procedure. The internal auditor may not be an interested party or officer holder, or a relative of any interested party or office holder, and may not be a member of our independent auditor firm. The Companies Law defines the term “interested party” to include a person who holds 5% or more of the company’s outstanding share capital or voting rights, a person who has the right to appoint one or more directors or the general manager, or any person who serves as a director or as the general manager. Mr. Doron Cohen of Fahn, Kanne & Co., an Israeli accounting firm, serves as our internal auditor.

D.	Employees

          As of December 31, 2007, we had 330 employees and independent contractors compared to 312 employees and independent contractors as of December 31, 2006 and 304 as of December 31, 2005. Out of our 330 employees and independent contractors, as of December 31, 2007, 51 were in sales and marketing, 59 were in research and development, 167 were in customer support, operations and production, and 53 were in management, finance and administration. As of December 31, 2007, we had 193 employees located in Israel, 58 employees located in Europe, 39 employees located in the U.S., 9 employees located in Central and Latin America and 31 employees located in Asia Pacific and Japan.

          All of our employees who have access to confidential information are required to sign a non-disclosure agreement covering all of our confidential information that they might possess or to which they might have access.

          We believe our relations with employees are satisfactory. We have never experienced a strike or work stoppage. We believe our future success will depend, in part, on our ability to continue to attract, retain, motivate and develop highly qualified personnel.

          Israeli law generally requires the payment of severance pay equal to one month’s salary for each year of employment upon the termination of employment by Ellomay.

          Ellomay’s liability for future severance pay obligations is partially provided for by payments equal to 8.33% of an employee’s salary each month made to various managers’ insurance policies or similar financial instruments and by accrual. The employees of Ellomay are usually provided with an additional contribution toward their retirement that amounts to 10% of wages, of which the employee and the employer each contribute half. Furthermore, Israeli employees and employers are required to pay predetermined sums to the National Insurance Institute, which is similar to the United States Social Security Administration, and additional sums towards compulsory health insurance.

          In connection with and following the consummation of the HP Transaction, approximately 80% of our employees world-wide have been rolled over to various HP related entities. We have terminated the employment of a majority of the other employees, including the majority of our senior management. The employees who were terminated were eligible to termination related severance and/or notice periods ranging between one and six months. In connection with such terminations, we recorded as of the HP Transaction closing date severance-related expenses in the approximate amount of $2.8 million. Other than one employee who is still within his termination notice period, as of June 15, 2008 we have six active employees/contractors, all located in Israel.

E.	Share Ownership

Beneficial Ownership of Executive Officers and Directors

          The following table sets forth certain information regarding the beneficial ownership of Ellomay’s ordinary shares as of June 15, 2008, of (i) each director of Ellomay and (ii) each member of senior management of Ellomay. All of the information with respect to beneficial ownership of the ordinary shares is given to the best of Ellomay’s knowledge and has been furnished in part by the respective directors and member of senior management.

Name of Beneficial Owner	Number of Shares Beneficially Held(1)	Percent of Class

Shlomo Nehama(2)	38,992,915	43.79%
Hemi Raphael (3)	–	–
Anita Leviant	–	–
Ran Fridrich(3)	–	–
Lauri A. Hanover	*	*
Alon Lumbroso	*	*
Oded Akselrod	*	*
Yosef Zylberberg(4)	1,100,000	1.49%

*	Less than one percent of the outstanding ordinary shares.

(1)

As used in this table, “beneficial ownership” means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security. For purposes of this table, a person is deemed to be the beneficial owner of securities that can be acquired within 60 days from June 15, 2008 through the exercise of any option or warrant. Ordinary shares subject to options or warrants that are currently exercisable or exercisable within 60 days are deemed outstanding for computing the ownership percentage of the person holding such options or warrants, but are not deemed outstanding for computing the ownership percentage of any other person. The amounts and percentages are based upon 72,720,505 ordinary shares outstanding as of June 15, 2008.

(2)

The 38,992,915 ordinary shares beneficially owned by Mr. Nehama consist of: (1) 22,661,551 ordinary shares and currently exercisable warrants to purchase 10,067,172 ordinary shares held by Nechama Investments, which together constitute approximately 39.5% of the outstanding ordinary shares and (ii) currently exercisable warrants to purchase 6,264,192 ordinary shares held directly by Mr. Nehama, which constitute approximately 7.9% of the outstanding ordinary shares. Mr. Nehama, as the sole officer, director and shareholder of Nechama Investments, may be deemed to indirectly beneficially own any ordinary shares beneficially owned by Nechama Investments, which constitute (together with his warrants) approximately 43.8% of the outstanding ordinary shares. By virtue of the 2008 Shareholders Agreement (as defined below), Mr. Nehama, Nechama Investments, Kanir and Messrs. Raphael and Fridrich may be deemed to be members of a group that holds shared voting power with respect to 45,322,427 ordinary shares and currently exercisable warrants to purchase 23,556,754 ordinary shares, which together constitute approximately 71.5% of the outstanding ordinary shares, and holds shared dispositive power with respect to 36,432,972 ordinary shares, which constitute 50.1% of the outstanding ordinary shares. Accordingly, Mr. Nehama may be deemed to beneficially own approximately 73.3% of the outstanding ordinary shares. Mr. Nehama and Nechama Investments both disclaim beneficial ownership of the ordinary shares beneficially owned by Kanir.

(3)

By virtue of their positions as sole shareholders and directors of Kanir Investments Ltd. (“Kanir Ltd.”), the general partner in Kanir, and limited partners in Kanir, Hemi Raphael and Ran Fridrich may be deemed to indirectly beneficially own the ordinary shares and ordinary shares underlying warrants beneficially owned by Kanir. Messrs. Raphael and Fridrich disclaim beneficial ownership of such shares.

(4)

The exercise price of such options is $0.58 and the options expire on February 13, 2016. These options are expected to be repurchased by the Company in connection with the repurchase of employee stock options described below.

          The directors and senior management of Ellomay hold, in the aggregate, options exercisable into 1,203,334 ordinary shares. The 1,203,334 options have a weighted average exercise price of approximately $0.59 per share and have expiration dates until 2017. Under the 1998 Plan, Oded Akselrod, a director of Ellomay, was granted options to purchase 10,000 ordinary shares on December 30, 2004, August 1, 2005, August 1, 2006 and August 1, 2007. Lauri A. Hanover, an external director of Ellomay as of November 18, 2003, was granted 6,667 options on November 18, 2003 and was also granted options to purchase 10,000 ordinary shares on December 30, 2004, August 1, 2005, August 1, 2006 and August 1, 2007. Alon Lumbroso, an external director of Ellomay as of November 26, 2006, was granted 6,667 options on November 27, 2006 and was also granted options to purchase 10,000 ordinary shares on August 1, 2007. The exercise price for the underlying shares of such options is the “Fair Market Value” (as defined in the 1998 Plan) of the ordinary shares of Ellomay at the date of grant.

Outstanding Options

          As of June 15, 2008, Ellomay had outstanding options under Ellomay’s stock option plans to purchase a total of 10,192,734 of its ordinary shares. Of such options, none have been issued under the 1995 Israel Stock Plan, 20,900 have been issued under the 1997 Stock Option Plan, 103,334 have been issued under the 1998 Non-Employee Director Share Option Plan and 10,068,500 have been issued under the 2000 Stock Option Plan. The options granted under the 1995 Plan, the 1997 Plan and the 2000 Plan were subject to various vesting requirements and have been issued at exercise prices ranging from $0.40 to $7.50per share with various expiration dates. The vesting of all such options was accelerated and all options became immediately exercisable upon consummation of the sale of our business to HP on February 29, 2008. The options granted under the 1998 Plan are not subject to vesting requirements and have an exercise price ranging from $0.31 to $1.86 per share, with various expiration dates. See Note 13 to Ellomay’s consolidated financial statements included as a part of this annual report on Form 20-F for more details.

1995 Israel Stock Option Plan

          In 1995, Ellomay adopted the 1995 Israel Stock Option Plan (the “1995 Plan”), which provides for grants of stock options to employees and consultants of Ellomay. Options to purchase an aggregate of 500,000 ordinary shares were originally available for grant under the 1995 Plan, as amended, including service options for future services, options for performance, and options to consultants for service or performance.

          At the annual shareholders meeting held on November 18, 2003, our shareholders approved the Board’s resolution to terminate the 1995 Plan and to increase the number of ordinary shares authorized for issuance under Ellomay’s 2000 Stock Option Plan (as amended) in the aggregate amount that was outstanding for grant under the 1995 Plan as of July 15, 2003, thereby increasing the number of ordinary shares authorized for issuance under Ellomay’s 2000 Stock Option Plan by 33,261. At the annual shareholders meeting held on October 27, 2005, our shareholders approved an increase in the number of ordinary shares authorized for issuance under the 2000 Stock Option Plan by the number of ordinary shares underlying options cancelled under the 1995 Plan.

1997 Stock Option Plan

          In 1997, Ellomay adopted the 1997 Stock Option Plan (the “1997 Plan”), which provides for grants of stock options to employees, directors of Ellomay and consultants to Ellomay. Options to purchase an aggregate of 2,200,000 ordinary shares were originally available for grant under the 1997 Stock Option Plan, as amended.

          At the annual shareholders meeting held on November 18, 2003, our shareholders approved the Board’s resolution to terminate the 1997 Plan and to increase the number of ordinary shares authorized for issuance under Ellomay’s 2000 Stock Option Plan in the aggregate amount that was outstanding for grant under the 1997 Plan as of July 15, 2003, thereby increasing the number of ordinary shares authorized for issuance under Ellomay’s 2000 Stock Option Plan by 464,329. At the annual shareholders meeting held on October 27, 2005, our shareholders approved an increase in the number of ordinary shares authorized for issuance under the 2000 Stock Option Plan by the number of ordinary shares underlying options cancelled under the 1997 Plan.

1998 Non-Employee Director Share Option Plan

          For discussion of the 1998 Non-Employee Director Share Option Plan see “Item 6.B: Compensation.”

2000 Stock Option Plan

          In 2000, Ellomay adopted the 2000 Stock Option Plan (the “2000 Plan”) to provide for grants of service and non-employee options to purchase ordinary shares to officers, employees, directors and consultants of Ellomay. The 2000 Plan provides that it may be administered by the Board, or by a committee appointed by the Board, and is currently administered by the Stock Option and Compensation Committee subject to Board approval.

          At the annual shareholders meetings held on November 18, 2003 and October 27, 2004, our shareholders approved increases in the number of ordinary shares authorized for issuance under the 2000 Plan (as amended) to 2,997,590. At the annual shareholders meeting held on October 27, 2005, our shareholders approved an additional increase in the number of ordinary shares authorized for issuance under the 2000 Plan (as amended) by 14,500,000, from 2,997,590 to 17,497,590 and by the number of ordinary shares underlying options surrendered (except in the case of surrender for the exercise into shares) or which cease to be exercisable under the 1995 Plan and the 1997 Plan. As of June 15, 2008, the additional number of ordinary shares underlying options cancelled under the 1995 Plan and the 1997 Plan increased the number of ordinary shares authorized for issuance under the 2000 Plan by 227,000 from 17,497,590 to 17,724,590. The 2000 Plan will expire on August 31, 2008, unless previously terminated or extended by the Board.

          The Board has broad discretion to determine the persons entitled to receive options under the 2000 Plan, the terms and conditions on which options are granted, and the number of ordinary shares subject thereto. The Board delegated to Ellomay’s management its authority to issue ordinary shares issuable upon exercise of options under the 2000 Plan. The exercise price of the option shares under the 2000 Plan is determined by the Stock Option and Compensation Committee, provided, however, that the exercise price of any option granted shall not be less than eighty percent (80%) of the stock value at the date of grant of such options. The stock value at any time is equal to the then current fair market value of Ellomay’s ordinary shares. For purposes of the 2000 Plan (as amended), the fair market value means, as of any date, the last reported closing price of the ordinary shares on such principal securities exchange on the most recent prior date on which a sale of the ordinary shares took place.

          The Committee determines the term of each option granted under the 2000 Plan, including the vesting period; provided, however, that the term of an option shall not be for more than 10 years. Upon termination of employment, all unvested options lapse.

          The options granted are subject to restrictions on transfer, sale or hypothecation. Options and ordinary shares issuable upon the exercise of options granted to Israeli employees of Ellomay are held in a trust until the payment of all taxes due with respect to the grant and exercise (if any) of such options.

          Ellomay has elected the benefits available under the “capital gains” alternative of Section 102 of the Israeli Tax Ordinance. Pursuant to the election made by Ellomay, capital gains derived by employees arising from the sale of shares acquired as a result of the exercise of options granted to them under Section 102, will be subject to a flat capital gains tax rate of 25% (instead of the gains being taxed as salary income at the employee’s marginal tax rate). However, as a result of this election, Ellomay will no longer be allowed to claim as an expense for tax purposes the amounts credited to such employees as a benefit when the related capital gains tax is payable by them, as Ellomay was previously entitled to do. Ellomay may change its election from time to time, as permitted by the Tax Ordinance. There are various conditions that must be met in order to qualify for these benefits, including registration of the options in the name of a trustee (the “Trustee”) for each of the employees who is granted options. Each option, and any ordinary shares acquired upon the exercise of the option, must be held by the Trustee for a period commencing on the date of grant and ending no earlier than 24 months after the date of grant.

          As of December 31, 2007, there were outstanding options to purchase 10,228,201 ordinary shares of Ellomay, out of which 3,817,120 options were vested.

Changes in Options Following Consummation of the HP Transaction

          In connection with the HP Transaction, Ellomay’s Board of Directors approved the immediate acceleration of all outstanding employee stock options that were outstanding as of the date of execution of the Asset Purchase Agreement. Our Board of Directors further approved the offer to employees who hold outstanding stock options with exercise prices below $1.00 to repurchase their outstanding stock options, subject to and following the fulfillment of all regulatory requirements. The employees received offers from Ellomay, setting forth the consideration offered for such options. The employees were generally offered a choice between two methods of payment.

          The first method entails receipt, subject to and following fulfillment of regulatory requirements, of 75% of the consideration and receipt of up to 25% of the consideration following release of the monies deposited in escrow in connection with the HP Transaction. The exact amount of the second payment, if any, will be determined based on the net cash generated by Ellomay from its remaining assets and liabilities based on the criteria set forth by Ellomay’s Board and such amount will bear interest equal to the interest rate applicable to the monies deposited in the escrow account in connection with the HP Transaction commencing March 1, 2008. The second method entails receipt, subject to and following fulfillment of regulatory requirements, of 90% of the consideration without entitlement to any additional payment in the future.

          Under both payment methods, all outstanding options are to terminate immediately upon receipt of the first (or in the case of the second method, only) payment.

          The offer to repurchase options was made to employees holding an aggregate of options to purchase approximately 9.9 million ordinary shares of Ellomay and the aggregate purchase price is up to approximately $3.8 million.

          Based on the election of the employees between the two methods of payment described herein, the Company expects to pay approximately $3.1 million in consideration for the options during June or July 2008, resulting in the immediate cancellation of options to repurchase 9,893,550 ordinary shares of Ellomay. The remainder, in the amount of up to $0.7 million, will be paid subject to the terms of the first method of payment set forth above.

          Pursuant to the terms of our option plans, all options that are not repurchased are expected to expire 90 days following the termination of employment of the employees holding such options.

ITEM 7: Major Shareholders and Related Party Transactions

A.	Major Shareholders

          The following table sets forth information regarding the beneficial ownership of Ellomay’s ordinary shares as of June 15, 2008, by each person known by Ellomay to be the beneficial owner of more than 5% of our ordinary shares. Each of our shareholders has identical voting rights with respect to its shares. All of the information with respect to beneficial ownership of the ordinary shares is given to the best of Ellomay’s knowledge.

	Ordinary Shares Beneficially Owned(1)	Percentage of Ordinary Shares Beneficially Owned

Shlomo Nehama (2)	38,992,915	43.8%
Kanir Joint Investments (2005) Limited Partnership (3)(4)	36,150,458	41.9%
Old Lane Luxemburg Master Fund S.a.r.l (5)	4,814,815	6.5%
Fortissimo Entities (6)	4,184,957	5.4%

(1)

As used in this table, “beneficial ownership” means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security. For purposes of this table, a person is deemed to be the beneficial owner of securities that can be acquired within 60 days from June 15, 2008 through the exercise of any option or warrant. Ordinary shares subject to options or warrants that are currently exercisable or exercisable within 60 days are deemed outstanding for computing the ownership percentage of the person holding such options or warrants, but are not deemed outstanding for computing the ownership percentage of any other person. The amounts and percentages are based on a total of 72,720,505 ordinary shares outstanding as of June 15, 2008.

(2)

The 38,992,915 ordinary shares beneficially owned by Mr. Nehama consist of: (i) 22,661,551 ordinary shares and currently exercisable warrants to purchase 10,067,172 ordinary shares held by Nechama Investments, which together constitute approximately 39.5% of the outstanding ordinary shares and (ii) currently exercisable warrants to purchase 6,264,192 ordinary shares held directly by Mr. Nehama, which constitute approximately 7.9% of the outstanding ordinary shares. Mr. Nehama, as the sole officer, director and shareholder of Nechama Investments, may be deemed to indirectly beneficially own any ordinary shares beneficially owned by Nechama Investments, which constitute (together with his warrants) approximately 43.8% of the outstanding ordinary shares. By virtue of the 2008 Shareholders Agreement, Mr. Nehama, Nechama Investments, Kanir, Kanir Ltd. and Messrs. Raphael and Fridrich may be deemed to be members of a group that holds shared voting power with respect to 45,322,427 ordinary shares and currently exercisable warrants to purchase 23,556,754 ordinary shares, which together constitute approximately 71.5% of the outstanding ordinary shares, and holds shared dispositive power with respect to 36,432,972 ordinary shares, which constitute 50.1% of the outstanding ordinary shares. Accordingly, Mr. Nehama may be deemed to beneficially own approximately 73.3% of the outstanding ordinary shares. Each of Mr. Nehama and Nechama Investments disclaims beneficial ownership of the ordinary shares beneficially owned by Kanir.

(3)

According to information provided by the holder, Kanir is an Israeli limited partnership. The holdings of Kanir include currently exercisable warrants to purchase 13,489,582 ordinary shares. Kanir Ltd. in its capacity as the general partner of Kanir LP has the voting and dispositive power over the ordinary shares directly beneficially owned by Kanir. As a result, Kanir Ltd. may be deemed to indirectly beneficially own the ordinary shares beneficially owned by Kanir. Messrs. Raphael and Fridrich are the sole shareholders and directors of Kanir Ltd. As a result, they may be deemed to indirectly beneficially own the ordinary shares beneficially owned by Kanir. Messrs. Raphael and Fridrich disclaim beneficial ownership of such ordinary shares. By virtue of the 2008 Shareholders Agreement, Mr. Nehama, Nechama Investments, Kanir, Kanir Ltd. and Messrs Raphael and Fridrich may be deemed to be members of a group that holds shared voting power with respect to 45,322,427 ordinary shares and currently exercisable warrants to purchase 23,556,754 ordinary shares, which together constitute approximately 71.5% of the outstanding ordinary shares, and holds shared dispositive power with respect to 36,432,972 ordinary shares, which constitute 50.1% of the outstanding ordinary shares. Each of Kanir, Kanir Ltd. and Messrs. Raphael and Fridrich disclaims beneficial ownership of the ordinary shares beneficially owned by Nechama Investments.

(4)

Bonstar Investments Ltd. (“Bonstar”), an Israeli company, currently holds warrants to purchase 846,906 ordinary shares, which constitute approximately 1.2% of the outstanding ordinary shares. Mr. Joseph Mor and Mr. Ishay Mor are the sole shareholders of Bonstar and Mr. Joseph Mor serves as the sole director of Bonstar. By virtue of their control over Bonstar, Messrs. Joseph Mor and Ishay Mor may be deemed to indirectly beneficially own the ordinary shares beneficially owned by Bonstar. Bonstar is also a limited partner of Kanir and assisted Kanir in the financing of the purchase of some of its ordinary shares. Accordingly, Bonstar may be deemed to be a member of a group with Kanir and its affiliates, although there are no agreements between Bonstar and either of such persons and entities with respect to the ordinary shares beneficially owned by each of them. Each of Bonstar and Messrs. Joseph Mor and Ishay Mor disclaims beneficial ownership of the ordinary shares beneficially owned by Kanir and Nechama Investments. The information provided in the foregoing paragraph is based on public filings made by Bonstar and Messrs. Joseph Mor and Ishay Mor.

(5)

According to information provided by the holder, Old Lane Luxemburg Master Fund S.a.r.l (“Old Lane”) is a private company registered in Luxemburg. The 4,814,815 ordinary shares held by Old Lane are held for the benefit of its shareholders as follows: (i) 2,207,408 ordinary shares and 662,222 ordinary shares underlying currently exercisable warrants held for the benefit of Old Lane Cayman Master Fund L.P., a limited partnership registered in the Cayman Islands (“Old Lane Cayman”), (ii) 625,926 ordinary shares and 187,778 ordinary shares underlying currently exercisable warrants held for the benefit of Old Lane HMA Master Fund, L.P., a limited partnership registered in the Cayman Islands (“Old Lane HMA”) and (iii) 870,370 ordinary shares and 261,111 ordinary shares underlying currently exercisable warrants held for the benefit of Old Lane U.S. Master Fund L.P., a limited partnership registered in Delaware, USA (“Old Lane US” and, together with Old Lane Cayman and Old Lane HMA, the “Old Lane Entities”). Old Lane disclaims beneficial ownership of the shares held for the benefit of the Old Lane Entities.

(6)

According to information provided by the holders, the “Fortissimo Entities” consist of Fortissimo Capital Fund GP, LP (“FFC-GP”), Fortissimo Capital Fund (Israel), LP (“FFC-Israel”); Fortissimo Capital Fund (Israel-DP), LP (“FFC-Israel-DP”); and Fortissimo Capital Fund, LP (“FFC Cayman”). FFC-GP and FFC Cayman are limited partnerships incorporated in the Cayman Islands. FFC-Israel and FFC-Israel-DP are limited partnerships incorporated in Israel. FFC-GP is the general partner of each of FFC-Israel, FFC-Israel-DP and FFC Cayman, which invest together in the framework of parallel private equity funds. The holdings of the Fortissimo Entities consist of currently exercisable warrants to purchase 3,742,048 ordinary shares held directly by FFC-Israel, currently exercisable warrants to purchase 333,516 ordinary shares held directly by FFC-Israel-DP and currently exercisable warrants to purchase 109,393 ordinary shares held directly by FFC Cayman. The 2005 shareholders agreement between FFC-GP and Kanir was terminated in connection with the sale of all of the ordinary shares and a majority of the warrants to purchase ordinary shares held by the Fortissimo Entities to Kanir and Nechama Investments in March 2008.

Significant Changes in the Ownership of Major Shareholders

          On October 31, 2005, we closed a private placement with a group of investors led by FCF-GP (the “Fortissimo Investment”). Following the private placement, the Fortissimo Entities beneficially owned 44,999,999 (including 19,285,714 ordinary shares issuable upon exercise of warrants) of our ordinary shares and Kanir beneficially owned 15,000,001 (including 6,428,572 ordinary shares issuable upon exercise of warrants) of our ordinary shares. On December 8, 2005, we consummated the debt restructuring agreement that included the issuance of warrants to the Lender Banks.

          In January and February 2007, we closed a private placement with certain investors. As of June 15, 2008, Old Lane Luxemburg and entities affiliated with Meitav Investment House Ltd. (the “Meitav Entities”), who participated in the private placement, are the beneficial owners of 4,814,815 ordinary shares (including 1,111,111 ordinary shares issuable upon exercise of warrants), or 6.5% and 4,647,441 ordinary shares (including 952,371 ordinary shares issuable upon exercise of warrants), or 6.34%, respectively. As a result of the private placement in the beginning of 2007, Bank Leumi Le Israel B.M. ceased to be a major shareholder of Ellomay.

          In February 2008, Kanir purchased, in a series of private transactions, additional Ellomay shares and warrants. The sellers in such private transactions included, among others, Dan and Edna Purjes, and entities they control or are affiliated with. Certain of the securities purchased by Kanir were subsequently transferred to Shlomo Nehama. The Purjes’s beneficial ownership interest increased to 36.54% in April 17, 2005 as a result of the grant of a warrant to purchase 3,000,000 ordinary shares in connection with the Voting Trust Agreement, decreased to 16.51% in October 2005 as a result of the Fortissimo Investment, and further decreased to 12.51% as of May 2007 as a result of the private placement in early 2007. Pursuant to information provided by Mr. Purjes, as a result of the sale of shares and warrants on February 2008, he and his affiliates no longer beneficially own any Ellomay ordinary shares or warrants to purchase ordinary shares.

          In March and April 2008, Kanir, Shlomo Nehama and Nechama Investments purchased Ellomay shares and warrants in a series of private transactions, including all of the shares and a majority of the warrants held by the Fortissimo Entities, a majority of the warrants held by Bank Hapoalim, decreasing the percentage of ordinary shares beneficially owned by Bank Hapoalim from 6.3% to less than one percent, and shares held by certain of the Meitav Entities, decreasing the percentage of ordinary shares beneficially owned by the Meitav Entities from 6.34% to less than five percent.

          As of June 15, 2008, (i) Shlomo Nehama is the beneficial owner of 6,264,192 ordinary shares issuable upon exercise of warrants held directly and 32,728,723 ordinary shares (including 10,067,172 ordinary shares issuable upon exercise of warrants) held indirectly through Nechama Investments, or, in the aggregate, 43.8% of the outstanding ordinary shares, (ii) Kanir is the beneficial owner of 36,150,458 ordinary shares (including 13,489,582 ordinary shares issuable upon exercise of warrants), or 41.9% of the outstanding ordinary shares and (iii) the Fortissimo Entities are the beneficial owners of 4,184,957 ordinary shares issuable upon exercise of warrants, or 5.4% of the outstanding ordinary shares.

Record Holders

          Based on a review of the information provided to us by our transfer agent and major shareholders, as of June 15, 2008, there were 76* record holders of ordinary shares, of which 25 represented United States* record holders holding approximately 29.1% (of which approximately 28.2% are held by the Depository Trust Company) of the outstanding ordinary shares of Ellomay.

*	Including the Depository Trust Company.

2008 Shareholders Agreement

          Pursuant to public filings made and information provided by Kanir and Nechama Investments and their affiliates, on March 24, 2008, Kanir and Nechama Investments entered into a shareholders agreement (the “2008 Shareholders Agreement”) with respect to their holdings of Ellomay. The following summary is based on public filings made by the parties to the 2008 Shareholders Agreement, which include a more detailed description of the 2008 Shareholders Agreement and a copy of such agreement.

          The parties to the 2008 Shareholders Agreement agreed to vote all their Ellomay ordinary shares as provided in the 2008 Shareholders Agreement. Where the 2008 Shareholders Agreement is silent as to a matter brought before the shareholders of Ellomay, the parties will agree in advance as to how they will vote. In the event that the parties do not reach an agreement regarding any such matter, they will vote all of their ordinary shares against such matter. In addition, the parties agreed to use their best efforts to amend Ellomay’s articles of association to require that, if so requested by at least two directors of Ellomay, certain matters will require the approval of a simple majority of the outstanding ordinary shares, such as related party transactions and any material change in Ellomay’s scope of business.

          The parties to the 2008 Shareholders Agreement further agreed to use their best efforts to ensure that the composition of our Board will be in accordance with the agreements set forth therein.

          The 2008 Shareholders Agreement also contains certain agreements with respect to the ordinary shares held by each party that constitute, from time to time, 25.05% of the outstanding ordinary shares and, in the aggregate, 50.1% of the outstanding ordinary shares (these shares are defined in the 2008 Shareholders Agreement as the “Restricted Shares”), including a lock-up period, right of first refusal, tag along and a buy/sell notice mechanism.

          The parties to the 2008 Shareholders Agreement agreed not to enter into any additional voting or similar agreements with any other shareholders of Ellomay during the term of the 2008 Shareholders Agreement, which will be in effect so long as (i) the parties hold more than 50% of the outstanding ordinary shares of Ellomay or (ii) each of the parties holds all of its Restricted Shares (unless the lending bank of the parties to the agreement forecloses on its pledge on the Restricted Shares of either party, causing the immediate termination of the 2008 Shareholders Agreement).

Encumbrances Placed on Ellomay’s Securities

          Pursuant to public filings made and information provided by Kanir and Nechama Investments and their affiliates, on March 27, 2007, each of Kanir and Nechama Investments entered into a separate five-year loan agreement with Israel Discount Bank Ltd. in order to finance the purchase of Ellomay ordinary shares and warrants to purchase ordinary shares. As collateral for the loans, Israel Discount Bank Ltd. received a first-priority pledge over 19,020,872 ordinary shares and warrants to purchase 2,027,426 ordinary shares, or, in the aggregate, 28.16% of the outstanding ordinary shares, held by Kanir and over 19,021,547 ordinary shares, or 26.16% of the outstanding ordinary shares, held by Nechama Investments. A default of either of Kanir and Nechama Investments under their agreements with Israel Discount Bank Ltd. could cause a foreclosure with respect to the ordinary shares of Ellomay subject to the pledge to such bank, which could result in a change of control of Ellomay.

B.	Related Party Transactions

          For a discussion of the transactions and balances with related parties see Note 12 to our consolidated financial statements, which are included as a part of this annual report.

C.	Interests of Experts and Counsel

Not Applicable.

ITEM 8: Financial Information

A.	Consolidated Statements and Other Financial Information.

Consolidated Statements

          For our audited consolidated financial statements for the year ended December 31, 2007, please see pages F-2 to F-52 of this report.

Export Sales

          See “Item 5: Operating and Financial Review and Prospects” under the caption “Geographic Breakdown of Revenues” for certain details of export sales for the last three fiscal years.

Legal Proceedings

          We are a party to various legal proceedings incident to our business. Pursuant to the terms of the Asset Purchase Agreement with HP, a majority of the litigation we are party to was not assumed by HP or any of its subsidiaries and we continue to be responsible for the management and outcome of such litigation. In addition, we undertook to continue to be responsible for the management and outcome of the outstanding litigation involving NUR Europe, one of our previously wholly-owned subsidiaries that was acquired by HP.

          Except as noted below, there are no material legal proceedings pending or, to our knowledge, threatened against us or our subsidiaries, and we are not involved in any legal proceedings that our management believes, individually or in the aggregate, would have a material adverse effect on our business, financial condition or operating results.

          The US dollar amounts presented below are based on applicable conversion rates in effect as of December 31, 2007.

          In August 2001, Printable B.V., a client of NUR Europe, filed a suit against NUR Europe in the Commercial Court of Brussels. The client claimed that the contract between Printable and NUR Europe for the sale of two machines was null and void, and it further sought damages amounting to approximately €1.57 million (or $2.07 million). NUR Europe filed a counter claim for the collection of outstanding amounts. In April 2004, the Commercial Court of Brussels denied Printable’s claims and ordered Printable to pay NUR Europe an amount of approximately €0.15 million (or $0.2 million). Printable appealed that judgment. During 2007 Printable paid NUR Europe €100,000 and the case was closed.

          In October 2001, Distrade SL, a client of NUR Europe, filed a suit against NUR Europe in the Commercial Court of Brussels, alleging technical defaults in a machine purchased by it. Distrade sought reimbursement of the purchase price it paid amounting to approximately $0.18 million, as well as damages of approximately €0.23 million (or $0.33 million). NUR Europe filed a counterclaim of $0.216 million in respect of unpaid invoices. In October 2007 the court ruled that Distrade was not entitled to any damages and NUR Europe should credit it for the unpaid balance. Distrade was ordered to return the product to NUR Europe. The ruling was deemed final in April 2008 when the official time for appeal passed.

          In March 2002, a former employee filed a lawsuit against a subsidiary in the amount of €0.25 million (or $0.37 million) plus certain indemnities and interest. In September 2003, the Work Tribunal of Nivelles rendered a judgment instructing the subsidiary to pay the former employee € 0.25 million plus interest accruing thereon. In January 2004, the subsidiary filed an appeal. In October 2005, the court of appeal rendered a judgment instructing the subsidiary to indemnify the former employee in the amount of € 0.12 million (or $0.16 million) plus the interest accrued thereon. During 2006 the court of appeal ruled in favor of the former employee regarding, among other things, certain indemnities sought by the former employee. The subsidiary paid all its obligations under the judgment during 2007.

          During 2002, two end-users, Jiaxing Dapeng Advertising Limited Company and Guangzhou Junhao Printing Limited Company, filed separate lawsuits in China against subsidiaries of the Company alleging bad quality of products and seeking reimbursement in aggregate amount of $0.584 million. The local court ruled that the subsidiaries should reimburse the clients with the aggregate amounts of $0.472 million. One of subsidiaries is in the process of liquidation and has no assets in China and the other is no longer active in China and based on advice received from legal counsel the judgment against it cannot be enforced in Hong Kong. The clients may file a suit in Hong Kong but have not done so to date. Based on the management’s estimate and the opinion of our legal counsel, it is less than likely that the subsidiaries will be required to pay the amount claimed.

          During 2003, Julius Heywinkel GmbH, a former supplier and manufacturer of NUR Media Solutions filed suit against NUR Media Solutions in the Court of Osnabrück, Germany, claiming that NUR Media Solutions owed penalties as a result of NUR Media Solutions’ alleged failure to purchase certain minimum quantities prescribed under an agreement between NUR Media Solutions and Heywinkel. Heywinkel was seeking damages in approximately the amount of €0.93 million (or $ 1.388 million). In February 2006, the Court of Osnabrück ordered NUR Media Solutions to pay Heywinkel an aggregate amount of €1.2 million (or $1.76 million) representing penalties and accrued interest. NUR Media Solutions filed an appeal, which was rejected by the High Regional Court in Oldenburg, Germany in July 2006. During 2007, NUR Media Solutions reached an agreement with Heywinkel to pay the amount due over a period of 40 months and, pursuant to the terms of the payment arrangement, Ellomay provided a guarantee for the debt of NUR Media Solutions to Heywinkel.

          In September 2003, we filed a suit in the Magistrate Court of Tel Aviv, Israel against R.R. Graphics Ltd., a former distributor in Israel, for the collection of unpaid invoices totaling approximately $0.42 million. In February 2004, R.R. Graphics filed a statement of defense denying our claims and it also filed a counter-claim for alleged damages caused to it by us in the amount of approximately $0.21 million. We believe that the counter-claim that was filed by R.R. Graphics is without merit and we are both pursuing our own suit and defending ourselves vigorously against the counter-claim.

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

          In February 2005, the OCS initiated administrative proceedings for the confiscation of certain of our assets to secure our alleged liability to the OCS of approximately $0.8 million in unpaid royalties related to the sale of equipment. On February 21, 2005, we filed a suit with the District Court in Jerusalem against the OCS and the Marketing Fund requesting a declaratory judgment denying the OCS claim for royalties and for the recovery of approximately $0.27 million that was previously paid to the OCS. We also filed a motion requesting the court to direct the OCS to cease and cancel the confiscations procedures. In February 2006, the court approved a settlement between Ellomay and the OCS. Under the terms of the approved settlement, we were required to make aggregate payments of approximately $0.6 million to the OCS and approximately $0.78 million to the Marketing Fund over a three-year period. As of June 15, 2008, the debt to the OCS has been fully repaid and the debt to the Marketing Fund is in the amount of $26 thousand.

          In July 2005, the tribunal of the first instance of Nivelles confirmed a motion filed against NUR Europe by a former employee for the seizure of that subsidiary’s tangible assets in the amount of €0.5 million (or $0.74 million). In January 2006, the tribunal of the first instance of Nivelles reduced the seizure to an amount of €0.12 million (or $0.176 million). NUR Europe filed an appeal of that decision. In October 2005, the former employee filed a lawsuit against NUR Europe in the amount of €0.48 million (or $0.71 million) plus certain indemnities and interest thereon. In May 2007, the court ruled in favor of NUR Europe and dismissed all claims.

          In October 2005, Dan Purjes, our former chairman and a former beneficial owner of approximately 16.51% of our ordinary shares, filed a complaint against us in the Supreme Court, New York County seeking to recover the right to vote his ordinary shares. The right to vote Mr. Purjes’s ordinary shares had been transferred to us pursuant to a voting agreement dated January 23, 2005 by and between Mr. Purjes and us. The complaint filed by Mr. Purjes sought to have the voting agreement declared unenforceable. On March 14, 2008, following the sale of Mr. Purjes’s shares and warrants, the parties filed a stipulation of discontinuance with prejudice.

          In February 2007 a claim was filed against us and one of our former officers by a person claiming to have been an agent of the company in West Africa for commissions on sales of printers. The claim is for NIS 3,000 ($0.78 million). We filed a statement of defense denying all claims, both with respect to the causes of action and with respect to the factual allegations in the claim. Based on management estimation and the opinion of its legal counsel no provision was recorded with respect to this claim.

          In May 2007 a former Managing Director of a subsidiary filed a lawsuit against us and two of our subsidiaries claiming that his resignation was for just cause due to demotion and therefore should be deemed as a termination of his employment by the subsidiary. We deny all the claims made by the former employee. Based on management estimation and the opinion of its legal counsel no provision was recorded with respect to this claim.

          In January 2008, a former distributor of NUR Asia Pacific filed a lawsuit against the subsidiary claiming his distribution agreement was terminated in violation of its terms and seeking damages in the amount of $AUD 5,562 thousand ($4.9 million). NUR Asia Pacific filed a statement of defense denying the claims and a filed counterclaim against the former distributor for non-payment and other damages in the amount of $882 thousand.

          We may from time to time become a party to various legal proceedings in the ordinary course of our business.

Dividends

          Ellomay does not anticipate that it will pay any cash dividend on its ordinary shares in the foreseeable future. Dividends, if any, will be paid in New Israeli Shekel. Dividends paid to shareholders outside Israel will be converted to U.S. dollars, on the basis of the exchange rate prevailing at the date of payment.

B.	Significant Changes

          Except as otherwise disclosed in this annual report, no significant changes have occurred since December 31, 2007.

ITEM 9: The Offer and Listing

A.	Offer and Listing Details

Not applicable other than Item 9.A.4.

Stock Price History

          The prices set forth below are high and low closing market prices for the ordinary shares of Ellomay as reported by Nasdaq National Market, the Nasdaq Capital Market or the Pink Sheets, as applicable, for the fiscal year ended December 31 of each year indicated below, for each fiscal quarter indicated below, and for each month for the six-month period ending May 31, 2008. Such quotations reflect inter-dealer prices, without retail markup, markdown, or commission and may not necessarily represent actual transactions. Our ordinary shares are currently quoted in the over-the-counter market in the “Pink Sheets” under the symbol “EMYCF.PK.”

Year	High (US)	Low (US)

2003	$2.44	$0.25
2004	2.14	0.66
2005	0.83	0.18
2006	0.84	0.50
2007	0.84	0.43

2006
First Quarter	$0.84	$0.51
Second Quarter	0.82	0.63
Third Quarter	0.80	0.65
Fourth Quarter	0.68	0.50

2007
First Quarter	$0.65	$0.43
Second Quarter	0.56	0.46
Third Quarter	0.62	0.44
Fourth Quarter	0.84	0.462

Most Recent Six Months
May 2008	$0.705	$0.65
April 2008	0.70	0.65
March 2008	0.73	0.60
February 2008	0.75	0.66
January 2008	0.715	0.69
December 2007	0.84	0.70

B.	Plan of Distribution

Not Applicable.

C.	Markets

Markets

          Our ordinary shares are currently quoted in the over-the-counter market in the “Pink Sheets” under the symbol “EMYCF.PK.”

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

Authorized Share Capital

          The authorized share capital of Ellomay is one hundred seventy million (170,000,000) New Israeli Shekels, divided into one hundred and seventy million ordinary shares, NIS 1.00 par value per share.

Purpose and Objective

          We are a public company registered under the Companies Law as Ellomay Capital Ltd., registration number 52-003986-8. Pursuant to Section 3.1 of Ellomay’s Articles, our objective is to undertake any lawful activity, including any objective set forth in our Memorandum of Association. Pursuant to Section 3.2 of our Articles, our purpose is to operate in accordance with commercial considerations with the intentions of generating profits. In addition, we may contribute reasonable amounts for any suitable purpose even if such contributions do not fall within our business considerations. The Board may determine the amounts of the contributions, the purpose for which the contribution is to be made, and the recipients of any such contribution.

Board of Directors

          Under the Companies Law, the Board is authorized to set Ellomay’s strategy and supervise the performance of the duties and actions of Ellomay’s chief executive officer. The Board may not delegate to a committee of the Board or the chief executive officer the right to decide on certain of the authorities vested with it, including determination of Ellomay’s strategy, distributions, certain issuances of securities and approval of financial reports. The powers conferred upon the Board are vested in the Board as a collective body and not in each one or more of the directors individually. Unless otherwise set forth in a resolution of the shareholders, the Board shall consist of not less than four (4) nor more than twelve (12) directors (including any external directors whose appointment is mandated under the Companies Law).

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

          The Companies Law codifies the fiduciary duties that an office holder has to a company. An office holder’s fiduciary duties consist of a Duty of Loyalty and a Duty of Care. For more information concerning these duties, the approval process of certain transactions and other board practices see “Item 6.C: Board Practices.”

          Under the Companies Law, all arrangements with regard to the compensation of office holders who are not directors require the approval of the board of directors. Arrangements regarding the compensation of directors require audit committee, board and shareholder approval. Borrowing powers exercisable by the directors are not specifically outlined in the Company’s Articles.

          No person shall be disqualified to serve as a director by reason of his not holding shares in Ellomay. Additionally, there is no age limit for the retirement of directors.

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

          On March 24, 2008, in connection with the purchase of a controlling interest of our ordinary shares, Nechama Investments and Kanir entered into a shareholders agreement. Under the agreement, both parties agreed to vote all the Company’s shares held by them as provided in the agreement and, where the agreement is silent, as the parties shall agree prior to any meeting of the Company’s shareholders. In addition, the agreement provides that in the event the parties do not reach an agreement regarding certain resolution proposed to the Company’s shareholders meeting, the parties shall vote all of their shares against such proposed resolution. For further information with respect to the shareholders agreement, see “Item 7.A.: Major Shareholders” under the caption “2008 Shareholders Agreement.”

Changing Rights Attached to Shares

          According to our Articles, in order to change the rights attached to any class of shares, unless otherwise provided by the terms of the class, such change must be adopted by a general meeting of the shareholders and by a separate general meeting of the holders of the affected class with a majority of the voting power participating in such meeting. The provisions of the Articles relating to General Meetings of Ellomay’s shareholders shall apply, mutatis mutandis, to any separate General Meeting of the holders of the shares of a specific class; provided, however, that the requisite quorum at any such separate General Meeting shall be one or more members present in person or by proxy and holding not less than thirty three and one third percent (33 1/3%) of the issued shares of such class.

          The above-mentioned conditions are not more onerous than is required by law.

Dividends and Profits

          Our Board may from time to time, subject to the provisions of Companies Law, declare and order the payment of a dividend from Ellomay’s accrued profits at the rate it may deem, provided that there is no reasonable concern that payment of such dividend may prevent Ellomay from meeting its current and expected liabilities when they become due. Upon recommendation by the Board, dividends may be paid, in whole or in part, by the distribution of specific assets of Ellomay and/or by the distribution of shares and/or debentures of Ellomay and/or of any other company, or in any combination of such manners. Subject to special or restricted rights conferred upon the holders of shares as to dividends, if any, the dividends shall be distributed in accordance with the paid-up capital of Ellomay attributable to the shares for which the dividend has been declared. Our obligation to pay dividends or any other amount in respect of shares may be set-off against any indebtedness, however arising, liquidated or non-liquidated, of the person entitled to receive the dividend. Any dividend unclaimed within the period of seven years from the date stipulated for its payment shall be forfeited and returned to us, unless otherwise directed by the Board. In the event of the winding up of Ellomay, then, subject to provisions of any applicable law and to any special or restricted rights attached to a share, our assets in excess of our liabilities will be distributed among the shareholders in proportion to the paid-up capital attributable to the shares in respect of which the distribution is being made.

Redemption Provisions

          Ellomay may, subject to any applicable law, issue redeemable securities and then redeem them.

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

          If, as a result of an acquisition of shares, the acquiror will hold more than 90% of a company’s outstanding shares, the acquisition must be made by means of a tender offer for all of the outstanding shares. If less than 5% of the outstanding shares are not tendered in the tender offer, all the shares that the acquiror offered to purchase will be transferred to the acquirer. The Companies Law provides for appraisal rights if any shareholder files a request in court within three months following the consummation of a full tender offer. If more than 5% of the outstanding shares are not tendered in the tender offer, then the acquiror may not acquire shares in the tender offer that will cause his shareholding to exceed 90% of the outstanding shares.

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

Duties of Shareholders

          Under the Companies Law, a shareholder has a duty to act in good faith towards the company and other shareholders and to refrain from abusing his or her power in the company including, among other things, when voting in a general meeting of shareholders or in a class meeting on the following matters:

•	any amendment to the articles of association;

•	an increase in the company’s authorized share capital;

•	a merger; or

•	approval of related party transactions that require shareholder approval.

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

          Under the subscription agreement entered into between Ellomay and each of the investors, Ellomay was required, on a best efforts basis, to file a registration statement registering the ordinary shares and ordinary shares underlying warrants for resale within six months following the private placement. The investors in the private placement were provided with the same registration rights as those provided to the Fortissimo Investors and were also provided with the right to receive partial liquidated damages in the event the Company did not meet certain target dates set forth in the agreement in connection with the registration of the shares. The partial liquidated damages are in an amount equal to 1.0% of the aggregate purchase price paid by each investor per month of default, subject to an overall limit of up to 24 months of partial liquidated damages. On June 29, 2007, we filed a registration statement for the resale of certain ordinary shares and ordinary shares underlying warrants held by several of our shareholders, including the shares and shares underlying warrants issued in January and February 2007. The registration statement became effective on August 3, 2007 and temporarily lost its effectiveness on October 1, 2007, as it was not in compliance with financial disclosure requirements.

Asset Purchase Agreement with Hewlett-Packard Company

          On December 9, 2007, we entered into an Asset Purchase Agreement with HP, whereby HP agreed to acquire, directly or through its subsidiaries, substantially all of our assets and business for a cash consideration of $117.5 million and to assume substantially all our business related liabilities. The shares of three of our wholly-owned subsidiaries, NUR Europe, NUR Japan and NUR Do Brazil were also included in the assets HP agreed to acquire. The purchase price was subject to upward or downward adjustment based on the net debt (bank debt less cash balances) of us and our subsidiaries as of the closing date.

          The Asset Purchase Agreement includes representations and warranties made by us for the benefit of HP, with respect to our structure and various aspects of the business (including environmental and intellectual property issues), which generally survive for a period of eighteen months following the closing of the transaction or, with respect to representations and warranties made by us as to authorization and enforceability, the expiration of the applicable statute of limitations.

          The assets and liabilities connected to our business that were not assumed by HP include, among other things, cash balances held by us and our subsidiaries that were not purchased by HP, short and long term bank credit and loans, all costs incurred in respect to the HP Transaction including severance liabilities, rights and obligations in respect to employees not transferred to HP, rights and obligations related to outstanding litigation, claims and disputes; intercompany balances, all tax benefits and obligations with the exception of such benefits and obligations relating to continuing operations from the closing date, assets and obligations in respect of certain government-supported research and development projects and obligations due to or from shareholders.

          We agreed to indemnify HP against damages or losses arising from, among others, any breach or inaccuracy of the representations and warranties, any assets or liabilities that were not assumed by HP and certain environmental matters. Our indemnification liability pursuant to the Asset Purchase Agreement is subject to certain customary minimal amount limitations and is also generally limited to amounts deposited in an indemnity escrow ($9.5 million deposited for a period of 18 months and $5 million deposited for a period of 24 months). However, we agreed that claims for indemnity relating to certain liabilities, including, among others, fraud, willing and intentional breach of warranties, liabilities arising in connection with assets or liabilities that were not purchased by HP, failure to comply with certain restrictive covenants, and environmental issues, will not be limited to the amounts deposited in escrow.

          The Asset Purchase Agreement also contains ongoing covenants on our part, such as undertakings with respect to confidential information and non-solicitation and non-compete restrictions.

          The sale of our business to HP was consummated on February 29, 2008. The purchase price adjustment on such date was approximately $4 million, increasing the total consideration under the Asset Purchase Agreement from $117.5 million to $121.5 million. At closing, $14.5 million of the purchase price was retained in an indemnity escrow account, approximately $1.6 million was withheld until final calculation of our net debt position at closing and $1.5 million was withheld until the assignment of NUR Europe’s obligations with respect to its capital lease and Government grants to us, resulting in the receipt of $103.9 million by us at closing.

          The foregoing description of the Asset Purchase Agreement is only a summary and does not purport to be complete and is qualified by reference to the full text of the Asset Purchase Agreement filed by us as Exhibit 4.9 in Item 19.

          For details with respect to additional consequences of the HP Transaction see “Item 6.B: Compensation,” “Item 6.D: Employees” and “Item 5.B: Liquidity and Capital Resources.”

D.	Exchange Controls

          Dividends, if any, paid by us to the holders of our ordinary shares, and any amounts payable upon our dissolution, liquidation or winding up, as well as the proceeds of any sale in Israel of our ordinary shares to an Israeli resident, may be paid in non-Israeli currency. If these amounts are paid in Israeli currency, they may be converted into U.S. dollars at the rate of exchange prevailing at the time of conversion. However, legislation remains in effect pursuant to which currency controls can be imposed by administrative action at any time.

          The State of Israel does not restrict in any way the ownership or voting of ordinary shares of Israeli entities by non-residents of Israel, except with respect to subjects of countries that are in a state of war with Israel.

E.	Taxation

Israeli Taxation and Investment Programs

          The following is a summary of the material Israeli tax consequences, Israeli foreign exchange regulations and certain Israeli government programs as they relate to Ellomay and its shareholders. To the extent that the discussion is based on new tax or other legislation that has not been subject to judicial or administrative interpretation, there can be no assurance that the views expressed in the discussion will be accepted by the tax or other authorities in question. The discussion is not intended, and should not be construed, as legal or professional tax advice and is not exhaustive of all possible tax considerations.

General Corporate Tax Structure

          Israeli companies are generally subject to company tax on their taxable income. The applicable rate is 29% in 2007, and is scheduled to decline to 27% in 2008, 26% in 2009, and 25% in 2010 and thereafter. However, the effective tax rate payable by a company which derives income from an approved enterprise may be considerably less, as further discussed below.

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

•

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

•	subject to specified limitations, depreciation deductions on fixed assets and losses carried forward are adjusted for inflation based on the increase in the consumer price index; and

•	in specified circumstances, gains on traded securities, which might otherwise be eligible for reduced rates of tax, will be liable to company tax rates, as mentioned above.

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

          Under the Industry Encouragement Law, industrial companies are entitled to a number of corporate tax benefits, including:

•	deduction of purchase of know-how and patents over an eight-year period for tax purposes; and

•	the right to elect, under specified conditions, to file a consolidated tax return with additional related Israeli industrial companies and an industrial holding company.

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

          A company owning an approved enterprise may elect to receive either governmental grants or an alternative package of tax benefits. Certain of the our production facilities have been granted the status of “Approved Enterprise” under the law, for three separate investment plans. According to the provisions of this law, we elected to enjoy “alternative benefits” which provide tax benefits in exchange for waiver of grants. Accordingly, our income from the “Approved Enterprise” would have been tax-exempt for a period of 2, 4 and 4 years, for the first, second and third plan, respectively, commencing with the year it first earns taxable income. The period of tax benefits detailed above is subject to limits of 12 years from the commencement of production, or 14 years from receiving the approval, whichever is earlier. Given the abovementioned conditions, the period of benefits for the first and second plans commenced in 1994 and 1999, respectively. The first plan was terminated in 2001 and the second plan was terminated in 2004. The period of benefits for the third plan has not yet commenced. The reduced corporate tax rate, to which our approved enterprise program would be subject, was dependent on the level of foreign investment in the Company. A Foreign Investors Company, or FIC, as defined in the Investment Law, may enjoy benefits for an extended period of up to ten years. A FIC is a company of which more than 25% of its shareholders are non-Israeli residents.

          Our “Approved Enterprise” plans were assigned to one of HP’s subsidiaries upon consummation of the HP Transaction.

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

          The benefits available to an approved enterprise are conditional upon the fulfillment of certain conditions stipulated in the Investment Law and related regulations and the criteria set forth in the specific certificate of approval, as described above. In the event that these conditions are violated, in whole or in part, the recipient of the approved enterprise status will be subject to corporate tax at the rate then in effect under Israeli law for such tax year.

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

          We have decided to permanently reinvest the tax exempt profits resulting from the “Approved Enterprise” status and not to distribute such profits as dividends. We intend to reinvest our tax-exempt income and not to distribute such income as a dividend. Accordingly, no deferred income taxes have been provided on income attributable to our Approved Enterprise programs as the undistributed tax exempt income is essentially permanent in duration.

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

Tax Benefits for Research and Development

          Israeli tax law allows under certain conditions a tax deduction in the year incurred for expenditures in scientific research and development projects, if the expenditures are approved by the relevant Israeli Government Ministry (determined by the field of research) and the research and development is for the promotion of the enterprise. Expenditures not so approved are deductible over a three–year period. However, expenditures made out of the proceeds of government grants are not deductible, i.e. assuming taxable income to Ellomay, it would be able to deduct the unfunded portion of the research and development expenditures and not the gross amount.

U.S. Tax Considerations Regarding Ordinary Shares

          The following is a general summary of the material United States federal income tax consequences relating to the acquisition, ownership and disposition of our ordinary shares by an investor that holds those shares as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”). The summary is based on the tax laws of the United States, and existing final, temporary and proposed Treasury Regulations, Revenue Rulings and judicial decisions, as in effect on the date hereof, all of which are subject to prospective and retroactive changes, and to differing interpretations. The summary does not purport to address all federal income tax consequences that may be relevant to particular investors, and does not take into account the specific circumstances of any particular investors, some of which (such as tax-exempt entities, banks and financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, investors liable for alternative minimum tax, investors that own or are treated as owning 10% or more of our voting stock, investors that hold ordinary shares as part of a straddle, hedge, conversion transaction or other integrated transaction, U.S. expatriates and investors whose functional currency is not the U.S. dollar) may be subject to special tax rules. ACCORDINGLY, PERSONS CONSIDERING THE PURCHASE OF ORDINARY SHARES SHOULD CONSULT THEIR OWN TAX ADVISORS CONCERNING THE APPLICATION OF UNITED STATES FEDERAL INCOME TAX LAWS, AS WELL AS THE LAWS OF ANY STATE, LOCAL OR FOREIGN TAXING JURISDICTION, TO THEIR PARTICULAR SITUATIONS.

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

          A "Non-U.S. Holder" is any beneficial owner of our ordinary shares that is not a U.S. Holder and is not a partnership.

Taxation of U.S. Holders

          Distributions on Ordinary Shares. Subject to the discussion in “Passive Foreign Investment Companies” below, distributions made by us with respect to ordinary shares generally will constitute dividends for federal income tax purposes and will be taxable to a U.S. Holder as a dividend to the extent of our undistributed current or accumulated earnings and profits (as determined for United States federal income tax purposes). Distributions in excess of our current or accumulated earnings and profits will be treated first as a nontaxable return of capital reducing the U.S. Holder’s tax basis in the ordinary shares, thus increasing the amount of any gain (or reducing the amount of any loss) which might be realized by such Holder upon the sale or exchange of such ordinary shares. Any such distributions in excess of the U.S. Holder’s tax basis in the ordinary shares will be treated as capital gain to the U.S. Holder and will be either long term or short term capital gain depending upon the U.S. Holder’s federal income tax holding period for the ordinary shares. Dividends paid by us generally will not be eligible for the dividends received deduction available to certain United States corporate shareholders under Code Sections 243 and 245. If you are a noncorporate U.S. Holder, dividends paid to you in taxable years beginning before January 1, 2011, will be taxable to you at a maximum rate of 15% provided that you hold ordinary shares for more than 60 days during the 120-day period beginning 60 days before the ex-dividend date and meet other holding period requirements.

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

          Following the consummation of the HP Transaction, our assets mainly consist of cash and cash equivalents producing passive income. We believe that for fiscal year 2008 we meet the requirements set forth in Section 1298(b)(3) of the Internal Revenue Code, providing an exception from the PFIC status for a “change of business” situation. We cannot assure you, however, that the Internal Revenue Service or the courts would agree with our conclusion if they were to consider our situation. Furthermore, the exception does not apply unless we don’t expect to be, and we in fact are not, a PFIC for the following two years. Therefore, we cannot assure you that we will not be treated as a PFIC for the current year. In addition, we cannot use such exception for two years in succession and therefore there is no assurance that we will not become a PFIC in subsequent years. If we are classified as a PFIC, U.S. Holders who own our ordinary shares during the taxable year in which we become a PFIC generally will be subject to increased U.S. tax liabilities and reporting requirements for that taxable year and all succeeding years, regardless of whether we continue to meet the income or asset test for PFIC status, although shareholder elections may apply in certain circumstances. U.S. Holders should consult their own tax advisors regarding our status as a PFIC and the consequences of investment in a PFIC.

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

          If we are a PFIC, you may not avoid taxation under the rules described above by making a “qualified electing fund” election to include your share of our income on a current basis because we do not presently intend to prepare or provide information necessary to make such election.

          Alternatively, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election for stock of a PFIC to elect out of the tax treatment discussed three paragraphs above. If you make a mark-to-market election for the ordinary shares, you will include in income each year an amount equal to the excess, if any, of the fair market value of the ordinary shares as of the close of your taxable year over your adjusted basis in such ordinary shares. You are allowed a deduction for the excess, if any, of the adjusted basis of the ordinary shares over their fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to-market gains on the stock included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ordinary shares, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the ordinary shares, as well as to any loss realized on the actual sale or disposition of the ordinary shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ordinary shares. Your basis in the ordinary shares will be adjusted to reflect any such income or loss amounts. The tax rules that apply to distributions by corporations which are not passive foreign investment companies generally would apply to distributions by us.

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

          Dividends paid by a PFIC (or by a company that was a PFIC in the year preceding the dividend) are not “qualified dividend income” for purposes of the preferential tax rate on dividends discussed above.

          If you hold ordinary shares in any year in which we are a PFIC, you would be required to file Internal Revenue Service Form 8621 regarding distributions received on the ordinary shares and any gain realized on the disposition of the ordinary shares.

Taxation of Non-U.S. Holders

          Distributions on Ordinary Shares. Distributions made with respect to our ordinary shares to non-U.S. Holders who are not engaged in the conduct of a trade or business within the United States will be subject to United States withholding tax only if 25% or more of our gross income (from all sources for the three-year period ending with the close of the taxable year preceding the declaration of the distribution) was effectively connected with our conduct of a trade or business in the United States. We do not anticipate engaging in the conduct of a trade or business within the United States, except through subsidiaries. However, if the 25% threshold for such period is exceeded, a portion of any distribution paid by us to a non-U.S. Holder could be subject to federal income tax withholding at the rate of 30%; the portion of the distribution that could be subject to withholding would correspond to the portion of our gross income for the period that is effectively connected to its conduct of a trade or business within the United States.

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

Backup Withholding and Information Reporting

          In general, information reporting requirements will apply to dividends in respect of our ordinary shares or the proceeds received on the sale, exchange or redemption of our ordinary shares paid within the United States (and in certain cases, outside the United States) to U.S. Holders other than certain exempt recipients, such as corporations, and backup withholding tax may apply to such amounts if the U.S. Holder fails to provide an accurate taxpayer identification number or to report interest and dividends required to be shown on its U.S. federal income tax returns. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as credit against the U.S. Holder’s U.S. federal income tax liability provided that the appropriate returns are filed.

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

ITEM 11: Quantitative and Qualitative Disclosures About Market Risk

          Market risks relating to our operations result primarily from weak economic conditions in the markets in which we sell our products and from changes in exchange rates or in interest rates.

Inflation, Deflation and Fluctuation of Currencies

          See “Item 5.A: Impact of Inflation, Deflation and Fluctuation of Currencies.”

Interest Rate

          Our exposure to market risk due to changes in interest rates relates primarily to the interest rate variation of Ellomay’s loans. As of December 31, 2007, we had a balance of $12.0 million of long-term bank loans and $9.0 million of short-term bank loans, carrying annual interest rates of LIBOR + 0.25%-2.5%. Changes in the LIBOR interest rate may affect our interest payments. As of June 15, 2008, we have fully repaid our long-term bank loans and short-term bank loans.

          Following the consummation of the HP Transaction in February 29, 2008, most of our assets are cash and cash equivalents invested mostly in short term U.S. dollar-denominated deposits with a U.S. bank. Therefore, the major market risk is currently the potential decline in the U.S. monetary interest rate that would impact our results of operations.

          We do not otherwise believe the disclosure required by Item 11 of this annual report to be material to us.

ITEM 12: Description of Securities Other Than Equity Securities

          Not Applicable.

PART II

ITEM 13: Defaults, Dividend Arrearages and Delinquencies

          Not Applicable.

ITEM 14: Material Modifications to the Rights of Security Holders and Use of Proceeds

          Not Applicable.

ITEM 15: Controls and Procedures

(a) Disclosure Controls and Procedures

          Our principal executive officer and principal financial officer evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended) as of the end of the period covered by this report. Such disclosure controls and procedures are designed to ensure that information required to be disclosed by Ellomay is accumulated and communicated to the appropriate management, including the principal executive officer and principal financial officer, on a basis that permits timely decisions regarding timely disclosure. Based on that evaluation, such principal executive officer and principal financial officer concluded that Ellomay’s disclosure controls and procedures were not effective as of December 31, 2007 due to the existence of the material weaknesses in internal control over financial reporting described below.

          In order to provide reasonable assurance that the information required to be disclosed by the Company in reports filed under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms our chief executive officer and chief financial officer preformed several actions intended to assure the correctness of the information disclosed, including personal discussions with the management of our subsidiaries and employees involved in the recording, processing and summarizing of information required to be disclosed.

(b) Management’s Annual Report on Internal Control over Financial Reporting

          Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) promulgated under the Securities Exchange Act of 1934 as a process designed by, or under the supervision of, the company’s principal executive and principal financial officers and effected by the company’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that: (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely protection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

          During 2007 management carried out an evaluation of Ellomay’s internal control over financial reporting using the criteria in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). However, due to the diversion of management’s attention and resources to the pending sale of the business to HP in the HP Transaction, management was unable to complete the documentation and testing of all internal controls as of December 31, 2007.

          Management has identified the material weaknesses described below. These material weaknesses were also identified as material weaknesses during the preparation of the financial statements for the year ended December 31, 2007. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.

          These material weaknesses relate to (1) monitoring provisions for slow-moving inventory and (2) the closing process of the financial statements prior to the initiation of the audit work. Management does not believe any of its financial statements contain a material error as a result of any material weakness in internal controls.

          Because of the material weaknesses described above, management believes that, as of December 31, 2007, our internal control over financial reporting was not effective.

          While we have not completed a process to remediate the material weaknesses described above, we have commenced the process, in accordance with the COSO Internal Control – Integrated Framework, of designing, evaluating and testing our internal controls as they apply to our operations as constituted following the consummation of the HP Transaction. We anticipate that this process will be completed before the end of 2008. We believe that the material weaknesses described above are less likely to result in a material misstatement of the Company’s annual or interim financial statements not being prevented or detected on a timely basis following the consummation of the HP Transaction.

          This annual report does not include an attestation report of the company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the company’s registered public accounting firm pursuant to temporary rules of the SEC that permit the company to provide only management’s report in this annual report.

(c) Changes in Internal Control over Financial Reporting

          Other than as set forth above, there were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2007 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. As described above, as a result of the sale of our business to HP, during 2008 we will be required to create, document and evaluate new processes in connection with internal control over financial reporting that will be more suitable to our operations and financial reporting needs following the closing of the HP Transaction.

ITEM 16: Reserved

ITEM 16A: Audit Committee Financial Expert

          In March 2004, our Board determined that it has at least one Audit Committee financial expert, as defined in Item 16A of Form 20-F, serving on the Audit Committee. Lauri A. Hanover has been designated as the Audit Committee financial expert and was also determined to be “independent” under the applicable SEC and Nasdaq regulations. For additional information regarding Lauri A. Hanover’s financial experience, see “Item 6: Directors and Senior Management.”

ITEM 16B: Code of Ethics

          Our Audit Committee and Board have adopted a code of ethics, as defined in Item 16B of Form 20-F, that applies to Ellomay’s chief executive officer, chief financial officer, vice president of finance, controller and any other person bearing the title of vice president or higher in the Finance Department of Ellomay and its subsidiaries. A copy of the code of ethics has been filed as an exhibit to our annual report on Form 20-F for the year ended December 31, 2003.

          There are no material modifications to, or waivers from, the provisions of the code of ethics that are required to be disclosed.

ITEM 16C: Principal Accountant Fees and Services

Fees paid to the Independent Registered Public Accounting Firm

          Our principal accountants for the years 2006 and 2007 were Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global.

          The following table sets forth, for each of the years indicated, the fees paid to our independent registered public accounting firm.

	2006	2007
	(in thousands of U.S. Dollars)

Audit Fees(1)	$263	$242
Audit-Related Fees	–	–
Tax Fees(2)	$74	$157
All Other Fees	–	–

Total	$337	$399

(1)

Professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements or services that are normally provided by the accountants in connection with statutory and regulatory filings or engagements.

(2)

Professional services rendered by our independent registered public accounting firm for international and local tax compliance and tax advice services, including approved enterprise issues and expatriate individual tax calculations.

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

ITEM 16D: Exemptions from the Listing Standards for Audit Committees

          Not Applicable.

ITEM 16E: Purchase of Equity Securities by the Company and Affiliated Purchasers

          Not Applicable.

PART III

ITEM 17: Financial Statements

          Not Applicable.

ITEM 18: Financial Statements

          See Financial Statements included at the end of this report.

ITEM 19: Exhibits

Number	Description

1.1	Memorandum of Association of the Registrant (translated from Hebrew)

1.2	Amended and Restated Articles of Association of the Registrant

2.1	Specimen Certificate for ordinary shares(1)

2.2	Form of Warrant Agreement, dated February 12, 2002, between the Registrant and Bank Leumi le-Israel B.M.(2)

2.3	Form of Registration Rights Agreement, dated February 12, 2002, between the Registrant and Bank Leumi le-Israel B.M.(2)

2.4	Form of Warrant Agreement, dated March 11, 2003, between the Registrant and Bank Hapoalim B.M.(3)

2.5	Form of Registration Rights Agreement, dated March 11, 2003, between the Registrant and Bank Hapoalim B.M.(3)

2.6	Form of Warrant Agreement, dated March 11, 2003, between the Registrant and Bank Leumi le-Israel B.M.(3)

2.7	Form of Registration Rights Agreement, dated March 11, 2003, between the Registrant and Bank Leumi le-Israel B.M.(3)

2.8	Form of Convertible Loan and Warrant Agreement, dated July 2003, among the Registrant and certain investors(4)

2.9	Form of Warrant Agreement, dated October 15, 2003, among the Registrant and certain investors(4)

2.10	Form of Registration Rights Agreement, dated July 2003, among the Registrant and certain investors(4)

2.11	Form of Warrant Agreement, dated October 15, 2003, between the Registrant and the Placement Agent(4)

2.12	Form of Warrant Agreement, dated August 1, 2003, between the Registrant and Bank Hapoalim B.M.(4)

2.13	Form of Registration Rights Agreement, dated August 1, 2003, between the Registrant and Bank Hapoalim B.M.(4)

2.14	Form of Warrant Agreement, dated August 1, 2003, between the Registrant and Bank Leumi le-Israel B.M.(4)

2.15	Form of Registration Rights Agreement, dated August 1, 2003 between the Registrant and Bank Leumi le-Israel B.M.(4)

2.16	Form of Warrant Agreement, dated June 27, 2003, between the Registrant and Israel Discount Bank Ltd.(4)

Number	Description

2.17	Form of Registration Rights Agreement, dated June 27, 2003, between the Registrant and Israel Discount Bank Ltd.(4)

2.18	Form of Warrant Agreement, dated August 1, 2003, between the Registrant and Israel Discount Bank Ltd.(4)

2.19	Form of Registration Rights Agreement, dated August 1, 2003, between the Registrant and Israel Discount Bank Ltd.(4)

2.20	Form of Warrant Agreement, dated April 17, 2005 between the Registrant and Dan Purjes(5)

2.21	Form of Registration Rights Agreement, dated March 7, 2005, between the Registrant and Dan Purjes(6)

2.22	Form of Warrant Agreement, dated October 31, 2005, among the Registrant and certain investors(7)

2.23	Form of Registration Rights Agreement, dated September 12, 2005, among the Registrant, certain investors, Bank Hapoalim, Bank Leumi and Israel Discount Bank(7)

2.24	Form of Warrant Agreement, dated December 8, 2005, between the Registrant and Bank Hapoalim B.M.(7)

2.25	Form of Warrant Agreement, dated December 8, 2005, between the Registrant and Bank Leumi le-Israel B.M.(7)

2.26	Form of Warrant Agreement, dated December 8, 2005, between the Registrant and Israel Discount Bank Ltd.(7)

2.27	Form of Subscription Agreement, dated January 25, 2007, between the Registrant and certain investors(8)

2.28	Form of Warrant Agreement, dated January 25, 2007, between the Registrant and certain investors(8)

4.1	1995 Israel Stock Option Plan (previously referred to in Company filings as the 1995 Flexible Stock Incentive Plan or the 1995 Stock Option / Stock Purchase Plan)(1)

4.2	Amendment to the 1995 Israel Stock Option Plan(9)

4.3	1997 Stock Option Plan(10)

4.4	1998 Non-Employee Directors Share Option Plan(8)

4.5	2000 Stock Option Plan(8)

4.6	Lease Agreement for office space in Brussels, Belgium, dated November 26, 1996, between Nivellease, S.A. and the Registrant(9)

4.7	Agreement for Restructuring of Debt of Registrant, dated September 12, 2005, among the Registrant and Bank Hapoalim B.M., Bank Leumi Le-Israel B.M. and Israel Discount Bank Ltd.(7)

4.8	Form of Indemnification Agreement between the Registrant and its officers and directors(7)

4.9	Asset Purchase Agreement, dated December 9, 2007, between the Registrant and Hewlett-Packard Company(11)

4.10	Form of Offer to Repurchase Employee Stock Options, dated April 2, 2008(12)

8	List of Subsidiaries of the Registrant

Number	Description

11	Code of Ethics(4)

12	Certification of Principal Executive Officer and Principal Financial Officer required by Rule 13a-14(a) and Rule 15d-14(a) (Section 302 Certification)

13	Certification of Principal Executive Officer and Principal Financial Officer required by Rule 13a-14(b) and Rule 15d-14(b) (Section 906 Certification)

14.1	Consent of Kost Forer Gabbay & Kasierer

14.2	Consent of BDO McCabe Lo Limited

(1)	Previously filed with the Registrant’s F-1 (File No. 33-93160) and incorporated by reference herein.
(2)	Previously filed with the Registrant’s Form 20-F for the year ended December 31, 2001 and incorporated by reference herein.
(3)	Previously filed with the Registrant’s Form 20-F for the year ended December 31, 2002 and incorporated by reference herein.
(4)	Previously filed with the Registrant’s Form 20-F for the year ended December 31, 2003 and incorporated by reference herein.
(5)	Previously filed with the Registrant’s Form 6-K dated February 6, 2005 and incorporated by reference herein.
(6)	Previously filed with the Registrant’s Form 20-F for the year ended December 31, 2004 and incorporated by reference herein.
(7)	Previously filed with the Registrant’s Form 6-K dated October 14, 2005 and incorporated by reference herein.
(8)	Previously filed with the Registrant’s Form 20-F for the year ended December 31, 2006 and incorporated by reference herein.
(9)	Previously filed with the Registrant’s Form F-1 (File No. 333-66103) and incorporated by reference herein.
(10)	Previously filed with the Registrant’s Form 6-K dated October 14, 1997 and incorporated by reference herein.
(11)	Previously filed with the Registrant’s Form 6-K dated January 3, 2008 and incorporated by reference herein.
(12)	Previously filed with the Registrant’s Form CB dated April 3, 2008 and incorporated by reference herein.

SIGNATURES

          The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Ellomay Capital Ltd.

By:	/s/ Yosef Zylberberg

Yosef Zylberberg Interim Chief Executive Officer and Chief Financial Officer

Dated: June 30, 2008

ELLOMAY CAPITAL LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2007

IN U. S. DOLLARS

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 67067, Israel Tel: 972 (3)6232525 Fax: 972 (3)5622555 www.ey.com/il

REPORT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
ELLOMAY CAPITAL LTD.

          We have audited the accompanying consolidated balance sheets of Ellomay Capital Ltd. (“the Company”) and its subsidiaries as of December 31, 2006 and 2007 and the related consolidated statements of operations, changes in shareholders’ deficiency and cash flows for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of a consolidated subsidiary, whose assets constitute 4% and 7% of total consolidated assets as of December 31, 2006 and 2007, respectively and whose revenues constitute 14%, 8% and 8% of total consolidated revenues for each of the three years in the period ended December 31, 2007, respectively. Those financial statements were audited by another auditor, whose report has been furnished to us, and our opinion, insofar as it relates to amounts included for this subsidiary, is based solely on the report of the other auditor.

          We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditor provides a reasonable basis for our opinion.

          In our opinion, based on our audits and the report of the other auditor, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries at December 31, 2006 and 2007 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

          As discussed in Note 2u to the consolidated financial statements, effective January 1, 2006 the Company adopted Statement of Financial Accounting Standard No. 123 (revised 2004) “Share-based Payment”.

          As discussed in Note 2n to the consolidated financial statements, the Company adopted the provisions of Financial Accounting Standards Board Interpretation No. 48, “Accounting for Uncertainty in Income Taxes”, on January 1, 2007.

/s/ KOST FORER GABBAY & KASIERER

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
June 27, 2008	A Member of Ernst & Young Global

F – 2

ELLOMAY CAPITAL LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,

	2006	2007

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$4,868	$4,302
Restricted cash	117	146
Trade receivables (net of allowance for doubtful accounts of $ 4,894 and $ 4,851 at December 31, 2006 and 2007, respectively)	10,223	15,670
Other accounts receivable and prepaid expenses (Note 3)	2,387	4,425
Inventories (Note 5)	16,400	20,091

Total current assets	33,995	44,634

LONG-TERM ASSETS:
Severance pay fund	1,060	1,275
Other assets	348	474

Total long-term assets	1,408	1,749

PROPERTY, PLANT AND EQUIPMENT, NET (Note 6)	5,758	5,944

OTHER INTANGIBLE ASSETS, NET (Note 7)	42	-

Total assets	$41,203	$52,327

The accompanying notes are an integral part of the consolidated financial statements.

F – 3

ELLOMAY CAPITAL LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	December 31,

	2006	2007

LIABILITIES AND SHAREHOLDERS’ DEFICIENCY

CURRENT LIABILITIES:
Short-term bank credit and loans (including subordinated notes issued to related parties of $ 5,000 at December 31, 2007) (Note 8)	$9,028	$13,962
Current maturities of long-term loans (Note 9)	129	649
Trade payables	11,438	21,388
Deferred revenues	2,142	2,434
Other accounts payable and accrued expenses (Note 10)	10,902	11,173

Total current liabilities	33,639	49,606

LONG-TERM LIABILITIES:
Long-term loans, net of current maturities (including accrued interest on restructured debt of $ 9,037 and $ 7,567 at December 31, 2006 and 2007, respectively and subordinated notes issued to related parties of $5,000 at December 31, 2006) (Note 9)	26,755	19,835
Government authorities (Note 4)	404	-
Other long-term liabilities (Note 14c)	-	3,428
Accrued severance pay	1,408	1,637

Total long-term liabilities	28,567	24,900

COMMITMENTS AND CONTINGENT LIABILITIES (Note 11)

SHAREHOLDERS’ DEFICIENCY (Note 13):
Share capital -
Ordinary shares of NIS 1 par value:
Authorized: 170,000,000 at December 31, 2006 and 2007; Issued and outstanding: 60,523,886 and 72,710,505 shares at December 31, 2006 and 2007, respectively	13,635	16,522
Additional paid-in capital	61,956	66,328
Accumulated other comprehensive income (loss)	(475)	127
Accumulated deficit	(96,119)	(105,156)

Total shareholders’ deficiency	(21,003)	(22,179)

Total liabilities and shareholders’ deficiency	$41,203	$52,327

The accompanying notes are an integral part of the consolidated financial statements.

F – 4

ELLOMAY CAPITAL LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share and per share data)

	Year ended December 31,

	2005	2006	2007

Revenues (Note 15):
Products	$67,072	$72,576	$80,228
Services	4,306	5,392	5,379

Total revenues	71,378	77,968	85,607

Cost of revenues:
Products (a)	43,505	43,060	46,549
Inventory write-off	2,721	806	1,169

	46,226	43,866	47,718
Services	5,772	7,379	8,759

Total cost of revenues	51,998	51,245	56,477

Gross profit	19,380	26,723	29,130

Operating expenses:
Research and development, net (Note 16a)	7,086	5,827	7,046
Selling and marketing	10,865	11,747	13,815
Doubtful accounts expenses (income)	(1,132)	(314)	942
General and administrative	12,171	9,803	11,129
Amortization of other intangible assets (Note 2i)	169	167	42

Total operating expenses	29,159	27,230	32,974

Operating loss	(9,779)	(507)	(3,844)
Financial expenses, net (Note 16b)	(3,448)	(1,316)	(1,738)
Fair value of warrants issued to former director (Note 12a)	(1,441)	-	-

Loss before taxes on income	(14,668)	(1,823)	(5,582)
Taxes on income (Note 14d)	38	98	838

Net loss	$(14,706)	$(1,921)	$(6,420)

Basic and diluted net loss per share	$(0.46)	$(0.03)	$(0.09)

Weighted average number of shares used for computing basic and diluted net loss per share	31,932,345	60,506,854	71,537,501

(a)	Includes rent expenses charged by a related party totaling $248 and $372 for the years ended December 31, 2006 and December 31, 2007, respectively.

The accompanying notes are an integral part of the consolidated financial statements.

F – 5

ELLOMAY CAPITAL LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIENCY

U.S. dollars in thousands (except share data)

	Number of Ordinary shares outstanding	Share capital	Additional paid-in capital	Receivables on account of shares	Receipts on account of shares	Accumulated other comprehensive loss	Accumulated deficit	Total comprehensive loss	Total shareholders’ deficiency

Balance as of January 1, 2005	26,165,215	$6,198	$50,433	$-	$-	$(781)	$(79,492)		$(23,642)

Issuance of shares and warrants, net (private placement)	14,285,714	3,104	1,828	-	-	-	-		4,932
Issuance of shares held by trustee	20,000,000	4,318	2,682	(7,000)	-	-	-		-
Issuance of shares to the chairman of the board of directors for services rendered, net	36,299	7	24	-	-	-	-		31
Deferred stock compensation	-	-	77	-	(77)	-	-		-
Issuance of warrants in connection with a debt restructuring agreement	-	-	3,945	-	-	-	-		3,945
Extending term of warrants in connection a with debt restructuring agreement	-	-	102	-	-	-	-		102
Fair value of warrants issued to a former director	-	-	1,441	-	-	-	-		1,441
Compensation in connection with modifications of option	-	-	48	-	-	-	-		48
Exercise of employee stock options	10,834	2	2	-	-	-	-		4
Comprehensive loss:
Net loss	-	-	-	-	-	-	(14,706)	$(14,706)	(14,706)
Foreign currency translation adjustments	-	-	-	-	-	291	-	291	291

Total comprehensive loss								$(14,415)

Balance as of December 31, 2005	60,498,062	13,629	60,582	(7,000)	(77)	(490)	(94,198)		(27,554)

The accompanying notes are an integral part of the consolidated financial statements.

F – 6

ELLOMAY CAPITAL LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIENCY

U.S. dollars in thousands (except share data)

	Number of Ordinary Shares outstanding	Share capital	Additional paid-in capital	Receivables on account of shares	Deferred stock compensation	Accumulated other comprehensive income (loss)	Accumulated deficit	Total comprehensive loss	Total shareholders’ deficiency

Balance as of January 1, 2006	60,498,062	13,629	60,582	(7,000)	(77)	(490)	(94,198)		(27,554)

Issuance of shares and warrants held by trustee	-	-	-	7,000	-	-	-		7,000
Stock - based compensation	-	-	1,426	-	-	-	-		1,426
Reclassification of deferred compensation to additional paid in capital upon adoption of FAS 123R	-	-	(77)	-	77	-	-		-
Compensation in connection with modifications of option	-	-	23	-	-	-	-		23
Exercise of employee stock options	25,824	6	2	-	-	-	-		8
Comprehensive loss:						-
Net loss	-	-	-	-	-	-	(1,921)	$(1,921)	(1,921)
Foreign currency translation adjustments	-	-	-	-	-	15	-	15	15

Total comprehensive loss								$(1,906)

Balance as of December 31, 2006	60,523,886	13,635	61,956	-	-	(475)	(96,119)	-	(21,003)

Issuance of shares and warrants, net	11,734,950	2,774	3,303	-	-	-	-	-	6,077
Stock - based compensation	-	-	1,003	-	-	-	-	-	1,003
Exercise of employee stock options	451,669	113	66	-	-	-	-	-	179
Cumulative effect adjustment upon adoption of FIN 48	-	-	-	-	-	-	(2,617)	-	(2,617)
Comprehensive loss:
Net loss	-	-	-	-	-	-	(6,420)	$(6,420)	(6,420)
Foreign currency translation adjustments	-	-	-	-	-	602	-	602	602

Total comprehensive loss								$(5,818)

Balance as of December 31, 2007	72,710,505	$16,522	$66,328	$-	$-	$127	$(105,156)		$(22,179)

The accompanying notes are an integral part of the consolidated financial statements.

F – 7

ELLOMAY CAPITAL LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,

	2005	2006	2007

Cash flows used in operating activities:

Net loss	$(14,706)	$(1,921)	$(6,420)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	2,027	1,341	1,387
Amortization of other intangible assets	169	167	42
Issuance of shares to the chairman of the board of directors for services rendered, net	31	-	-
Compensation in connection with modifications of options	48	23	-
Stock – based compensation	-	1,426	1,003
Gain on sale of property and equipment	(64)	-	-
Fair value of warrants issued to a former director	1,441	-	-
Deferred income taxes, net	(106)	-	-
Foreign currency translation loss (gain) on inter company balances with foreign subsidiaries	1,406	(499)	(453)
Currency fluctuation of long-term debt	-	212	115
Accrued severance pay, net	5	16	14
Decrease (increase) in trade receivables, net	2,217	(2,442)	(4,661)
Decrease (increase) in other accounts receivable and prepaid expenses	(841)	1,470	(1,831)
Decrease (increase) in inventories	3,585	(4,347)	(4,478)
Write-off of inventories	2,721	806	1,169
Decrease in long-term trade receivables	233	-	-
Increase in other assets	(73)	(23)	(111)
Increase (decrease) in trade payables	(5,732)	1,494	9,833
Increase (decrease) in deferred revenues	409	(2,628)	170
Increase (decrease) in other accounts payable and accrued expenses	3,150	(1,592)	(726)
Increase in other long-term liability	-	-	811

Net cash used in operating activities	(4,080)	(6,497)	(4,136)

Cash flows used in investing activities:

Proceeds from (investment in) restricted cash	524	41	(29)
Proceeds from restricted long-term bank deposit	65	-	-
Purchase of property and equipment	(753)	(1,648)	(1,170)
Proceeds from sale of property and equipment	100	-	-

Net cash used in investing activities	(64)	(1,607)	(1,199)

The accompanying notes are an integral part of the consolidated financial statements.

F – 8

ELLOMAY CAPITAL LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,

	2005	2006	2007

Cash flows from financing activities:

Proceeds from issuance of shares and warrants, net	4,932	7,000	6,077
Proceeds from exercise of options	4	8	179
Short-term bank credit and short-term loans, net	1,545	(1,810)	(66)
Payment of long-term loans, including interest on restructured debt	(2,124)	(1,561)	(1,608)

Net cash provided by financing activities	4,357	3,637	4,582

Effect of exchange rate changes on cash and cash equivalents	338	39	187

Increase (decrease) in cash and cash equivalents	551	(4,428)	(566)
Cash and cash equivalents at the beginning of the year	8,745	9,296	4,868

Cash and cash equivalents at the end of the year	$9,296	$4,868	$4,302

(1) Supplemental disclosure of cash flows activities:
Cash paid during the year for:

Interest	$2,574	$1,407	$1,524

Taxes	$-	$-	$96

(2) Supplemental disclosure of non-cash operating financing activities:

Receivables on account of shares	$7,000	$-	$-

Conversion of outstanding bank debt into warrants	$4,047	$-	$-

Transfer of equipment to property, plant and equipment from inventory	$1,382	$687	$227

The accompanying notes are an integral part of the consolidated financial statements.

F – 9

ELLOMAY CAPITAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1: –	GENERAL

a.

Ellomay Capital Ltd. (“the Company”) (formerly NUR Macroprinters Ltd. – See Note 1b), an Israeli company, and its subsidiaries (collectively, “the Group”) develop, manufacture, sell and provide services of digital printing systems for on-demand, short-run, wide format and super-wide format printing as well as related consumable products.

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

b.

On December 9, 2007, the Company entered into an Asset Purchase Agreement (“the Agreement”) with Hewlett-Packard Company (“HP”) for the sale of its business to HP (the “HP Transaction”). The Agreement contemplated the sale of substantially all of the assets and liabilities relating to the business with the exception of specific assets and liabilities as defined in the Agreement. In connection with the Agreement, HP also agreed to acquire three of the Company’s subsidiaries, NUR Europe S.A., a company organized pursuant to the laws of Belgium, NUR Japan Ltd., a company organized pursuant to the laws of Japan and NUR Do Brazil Ltda., a company organized pursuant to the laws of Brazil. In addition to the transfer of the assets, liabilities and aforementioned subsidiaries, one of the conditions to the consummation of the HP Transaction was the transfer of approximately 80% of the Company’s employees to HP and HP’s subsidiaries. The HP Transaction was completed and all included assets, liabilities and employees were transferred from the Company and its subsidiaries to HP and several of its subsidiaries on February 29, 2008 (“closing date”).

F – 10

ELLOMAY CAPITAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1: –	GENERAL (Cont.)

As of December 31, 2007, the carrying value of assets and liabilities expected to be assumed by HP were as follows:

Year ended December 31, 2007

Trade receivables	$15,670
Other accounts receivable and prepaid expenses	4,414
Inventories	20,091
Severance pay fund	1,020
Other assets	416
Property, plant and Equipment, net	4,721

Total assets	46,332

Trade payables	21,388
Deferred revenues	2,434
Other accounts payable and accrued expenses	6,777
Accrued severance pay	1,310

Total liabilities	31,909

Net tangible assets sold	$14,423

The base purchase price pursuant to the agreement is $ 117,500. The purchase price was subject to upward or downward adjustment based on the net debt (bank debt less cash balances) of the Company and subsidiaries that were not purchased by HP as of the closing date. The adjustment on February 29, 2008 was approximately $ 4,000, for a total consideration under the Agreement of $ 121,500. Of the total consideration, $ 103,900 was transferred to the Company on February 29, 2008, the transaction closing date, $ 1,600 was withheld by HP until final calculation of the net debt at closing, $ 1,500 was withheld by HP until the assignment to the Company of NUR Europe’s obligations with respect to its capital lease and Government grants and the remaining $ 14,500 was deposited into an escrow account to secure the indemnity obligations of the Company and its remaining subsidiaries. The escrow funds, net of amounts distributed to HP in satisfaction of indemnity obligations, are to be distributed to the Company in two installments: $ 9,500 is to be distributed eighteen months after closing and $ 5,000 is to be distributed twenty-four months after closing. The carrying value of net tangible assets sold as of the closing date was $ 12,300. In 2008, the Company recorded a gain (before taxes) of $ 93,400 in respect to the HP Transaction.

Assets and liabilities excluded from the Agreement included, but were not limited to: cash balances held by the Company and subsidiaries that were not purchased by HP, short and long term bank credit and loans, all costs incurred in respect to the HP Transaction including severance liabilities, rights and obligations in respect to employees not transferred to HP; rights and obligations related to outstanding litigation, claims and disputes; intercompany balances, all tax benefits and obligations with the exception of such benefits and obligations relating to continuing operations from the closing date, assets and obligations in respect of certain government-supported research and development projects and obligations due to or from shareholders.

F – 11

ELLOMAY CAPITAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1: –	GENERAL (Cont.)

As part of the agreement, the Company agreed to change its corporate name. The Company’s name was changed to Ellomay Capital Ltd. in April 2008. In addition, the Company agreed not to solicit any former employees who were transferred to HP or to engage in any business engaged directly in the same business as conducted by the Company at closing, both for a period of three years following the closing date.

In connection with the HP Transaction, the Board of Directors approved the acceleration of the vesting of all outstanding employee stock options following the closing date and the repurchase, subject to the fulfillment of regulatory requirements, of currently outstanding employee stock options to purchase approximately 9.9 million Ordinary shares of the Company. The aggregate consideration for such employee stock options, is expected to be up to $ 3,800. Of the total, $ 3,100 is expected to be paid shortly following the fulfillment of the aforementioned regulatory requirements and an additional payment, up to the aggregate amount, will be calculated after all HP transaction related issues and other financial aspects of the Company are known and verified and will be paid following the release to the Company of the funds deposited in escrow. In 2008, upon closing, the acceleration resulted in full recognition of the remaining unrecognized compensation costs.

The Board also approved the payment of transaction bonuses to certain employees in the aggregate amount of approximately $ 700 and established that, subject to the aforementioned determination and verification of all transaction related issues and other financial aspects of the Company, additional bonuses may be paid to certain employees, based on criteria, amounts and percentages pre-determined by the Board. The Company recorded the liability for transaction bonuses in 2008, upon closing.

As a result of the HP Transaction and the cessation of virtually all operations, a majority of the Company’s employees not transferred to HP, including the majority of the Company’s senior management, have been terminated by the Company. In connection with such terminations, the Company recorded as of the HP Transaction closing date severance-related expenses in the approximate amount of $ 2,800.

Upon consummation of the HP Transaction, in March 2008 the Company repaid short-term debt to its lender banks in the amount of $9,800. In April 2008, it fully repaid outstanding long-term debt to its lenders in the amount of $11,900. In May 2008, a $ 5,000 subordinated note due to a related party was cancelled effective as of March 30, 2008. In connection with the cancellation of the subordinated note and the repayment of the loans, the Company wrote off the subordinated note recognizing a capital contribution of $ 5,000 and wrote off the accrued interest on restructured debt recognizing financial income of approximately $ 7,300.

F – 12

ELLOMAY CAPITAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1: –	GENERAL (Cont.)

	c.	Capital investment:

During the first quarter of 2007, the Company secured funding in the amount of $ 6,100, net of expenses, through a private placement in which it issued 11,734,950 Ordinary shares at $ 0.54 per share to various investors. The Company also issued to the investors warrants to purchase up to 3,520,485 Ordinary shares at an exercise price of $ 0.65 per share. The warrants are exercisable for five years from the closing date of the private placement.

d.

The Company purchases most of the ink-jet printer-heads used in its printers from a single supplier for each series of printers. The Company’s customers rely on the ink-jet printer-heads to operate their printers. Through the HP Transaction closing date, as the Company’s business depended on these items for sale and maintenance of its printers, a failure in supply or a change in credit terms could have a material adverse effect on the Company’s results of operations and financial position. As part of the terms of the HP Transaction (see Note 1b), the Company agreed not to engage in any business engaged directly in the same business as conducted by the Company at closing and the Company’s relationship with the supplier has been terminated.

e.

The Company employs a limited number of unaffiliated subcontractors to manufacture components for its printers. Through the HP Transaction closing date, as the Company relied on a limited number of subcontractors, the Company failure to maintain its relationships with its subcontractors or failure to develop alternative sources for its printer components, could have a material adverse effect on the Company’s results of operations and financial position. As part of the terms of the HP Transaction (see Note 1b), the Company agreed not to engage in any business engaged directly in the same business as conducted by the Company at closing and the Company’s relationships with the subcontractors have been terminated.

NOTE 2: –	SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared according to United States generally accepted accounting principles, as follows:

	a.	Use of estimates:

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates, judgments and assumptions. The Company’s management believes that the estimates, judgments and assumptions used are reasonable based upon information available at the time they are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

F – 13

ELLOMAY CAPITAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2: –	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	b.	Financial statements in U.S. dollars:

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

The consolidated financial statements include the accounts of the Company and its wholly- owned subsidiaries. Intercompany transactions and balances, including profit from intercompany sales not yet realized outside the Group, have been eliminated upon consolidation.

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

The Company reviewed its inventory quantities based primarily on its estimated forecast of product demand, production requirements and servicing commitments. Inventory write-offs were provided to cover risks arising from slow-moving items, technological obsolescence, excess inventories, discontinued products and for market prices lower than cost.

F – 14

ELLOMAY CAPITAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2: –	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

During 2005, 2006 and 2007, as a result of the demand for printers of older models, the Company began utilizing related inventories that were written-off in prior years. In 2005, 2006 and 2007, inventory previously written-off with a cost of $205, $310 and $803, respectively, was used as components for products in the Company’s regular line of production and was sold as finished goods. The sales of these related manufactured products were reflected in the Company’s revenues without an associated additional cost to the cost of revenues in the period in which the inventory was utilized.

Cost is determined as follows:

Raw materials - using the average cost method.

Work-in-progress and finished products - raw materials as above with the addition of direct manufacturing costs and indirect manufacturing costs allocated on an average basis.

Changes in the Group’s inventory provision are as follows:

Provision for slow-moving inventory

Balance as of January 1, 2005	$8,134
Charge to cost	2,721
Deduction	(7,117)

Balance as of December 31, 2005	3,738
Charge to cost	806
Deduction	(1,570)

Balance as of December 31, 2006	2,974
Charge to cost	1,169
Deduction	(803)

Balance as of December 31, 2007	$3,340

g.	Property, plant and equipment, net:

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

F – 15

ELLOMAY CAPITAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2: –	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

h.	Impairment of long-lived assets and intangible assets subject to amortization:

The Group’s long-lived assets and intangibles assets subject to amortization are reviewed for impairment in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets held for use is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. During 2005, 2006 and 2007, no impairment losses were identified.

i.	Other intangible assets:

Intangible assets are stated at cost and are amortized over their estimated useful lives using a method of amortization that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up, in accordance with SFAS No. 142, “Goodwill and Other Intangible Assets”.

Intangible assets as of December 31, 2006 and 2007 consisted of a production agreement, which was amortized over three years.

j.	Revenue recognition:

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

F – 16

ELLOMAY CAPITAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2: –	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

When a sale involves multiple elements, such as sales of printers that include a right to receive specified upgrades or an extended warranty agreement, the entire fee from the arrangement is evaluated under Emerging Issues Task Force (“EITF”) 00-21, “Revenue Arrangements with Multiple Deliverables”. In such arrangements, the Company accounts for the separate elements as different units of accounting, provided that the delivered element has value to the customer on a standalone basis and there is objective and reliable evidence of the fair value of the undelivered element. In cases where there is no objective and reliable evidence of the fair value of the undelivered element, the Company accounts for the total arrangement as one unit of accounting. As such, the Company recognizes revenue for the arrangement only when all revenue recognition criteria are met for the undelivered element.

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

Deferred revenues includes amounts received from customers for which revenue has not yet been recognized.

k.	Warranty costs:

The Group generally provides a warranty period of six to twelve months, at no extra charge. The Group estimates the costs that may be incurred under its standard limited warranty and records a liability in the amount of such costs at the time installation of the product is completed. Factors that affect the Group’s warranty liability include the number of installed units and historical warranty cost. The Group periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary.

F – 17

ELLOMAY CAPITAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2: –	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Changes in the Group’s liability during the year are as follows:

	December 31,

	2006	2007

Balance at the beginning of the year	$978	$1,505
Utilization of warranties	(2,232)	(1,945)
Changes in liability for warranty during the year	2,759	2,033

Balance at the end of the year	$1,505	$1,593

l.	Research and development costs, net:

Research and development costs are charged to the statement of operations as incurred, net of grants received.

m.	Government grants:

Royalty-bearing grants from the local authorities in Belgium and Israel for funding approved research and development projects are recognized at the time the Group is entitled to such grants, and are included as a reduction of the research and development costs. Related royalty obligations are recognized on an accrual basis, as the Group becomes liable. Total royalty expenses accrued or paid amounted to $ 236, $ 0 and $ 0 in 2005, 2006 and 2007, respectively.

n.	Income taxes:

The Company accounts for income taxes in accordance with FASB Statement No. 109 “Accounting for Income Taxes” (“SFAS 109”). SFAS 109 prescribes the use of the liability method whereby deferred tax assets and liability account balances are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to amounts more likely than not to be realized. Deferred tax liabilities and assets are classified as current or non current based on the classification of the related asset or liability for financial reporting, or according to the expected reversal dates of the specific temporary differences if not related to an asset or liability for financial reporting.

F – 18

ELLOMAY CAPITAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2: –	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

On January 1, 2007, the Company adopted FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 contains a two-step approach to recognizing and measuring uncertain tax positions accounted for in accordance with SFAS 109. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement. The Company accrues interest and penalties related to unrecognized tax benefits in its provision for income tax.

As a result of the adoption of FIN 48, the Group recorded $ 2,617 to retained earnings for uncertain tax positions which, if recognized, would affect the effective tax rate. This amount includes accrued interest expenses and penalties related to the unrecognized tax benefit as of that date.

	o.	Concentrations of credit risk:

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

The trade receivables of the Group are derived mainly from sales to customers located primarily in Europe, America and Asia. Management believes that credit risks are moderated by the diversity of its end-customers and geographic sales areas. The Group performs ongoing credit evaluations of its customers’ financial condition. The Group does not require collateral from its customers. Management of the Company periodically performs an evaluation of its composition of accounts receivable and expected credit trends and establishes an allowance for doubtful accounts with respect to those amounts that has determined to be doubtful of collections and in accordance with aging key and charge off receivables where they deemed uncollectible. The past-due status of accounts receivable is determined primarily based upon contractual terms.

The Group has no off-balance-sheet concentration of credit risk.

F – 19

ELLOMAY CAPITAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2: –	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Changes in the Group’s allowance for doubtful accounts are as follows:

Allowance for doubtful accounts

Balance as of January 1, 2005	$11,010
Provision, net of recoveries	(1,132)
Write-off and other	(4,368)

Balance as of December 31, 2005	5,510
Provision, net of recoveries	(314)
Write-off and other	(302)

Balance as of December 31, 2006	4,894
Provision, net of recoveries	942
Write-off and other	(985)

Balance as of December 31, 2007	$4,851

p.	Severance pay:

The Company’s liability for severance pay is calculated pursuant to Israel’s Severance Pay Law based on the most recent salary of the employees multiplied by the number of years of employment, as of the balance sheet date. The Company records as expenses the increase in the severance liability, net of the earnings from the related investment fund. Employees are entitled to one month’s salary for each year of employment, or a portion thereof. The Company’s liability for all of employees is fully provided by monthly deposits with severance pay funds and insurance policies and by an accrual. The value of these policies is recorded as an asset in the Company’s consolidated balance sheet.

The deposited funds include profits accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israel’s Severance Pay Law or labor agreements. The value of the deposited funds is based on the cash surrendered value of these policies, and includes immaterial profits.

Severance expenses for the years ended December 31, 2005, 2006 and 2007 amounted to $ 891, $ 907 and $ 905, respectively.

F – 20

ELLOMAY CAPITAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2: –	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	q.	Employee benefit plan:

The Company has a 401(K) defined contribution plan covering all employees in the U.S. All eligible employees may elect to contribute up to 15%, but generally not in excess of $ 15 per year, of their annual compensation through salary deferrals, subject to IRS limits. The Company’s 401(K) contribution plan includes a fixed matching contribution program of 50% of employee contributions to the plan up to a limit of 3% of their eligible compensation. During 2005, 2006 and 2007, the Company matched contributions in the amount of $ 10, $ 23 and $ 19, respectively.

	r.	Fair value of financial instruments:

The carrying amounts of cash and cash equivalents, restricted cash, trade receivables, other accounts receivable and prepaid expenses, short-term bank credit and loans, current maturities of long-term loans, trade payables and other accounts payable and accrued expenses approximate their fair value, due to the short-term maturity of such instruments.

The carrying amount of the Group’s long-term loans (less accrued interest as described in Note 9) other than subordinated notes issued to related parties, approximates their fair value. Book values of long-term loans bearing variable interest approximate fair values due to the variable interest rates on these loans. Book values of long-term loans bearing fixed interest approximate fair values since it is not materially different than the market rate for similar loans.

	s.	Advertising expenses:

Advertising expenses are expensed as incurred. Advertising expenses for the years ended December 31, 2005, 2006 and 2007 amounted to $ 189, $ 287 and $ 442, respectively.

	t.	Basic and diluted net loss per share:

Basic net loss per share is computed based on the weighted average number of Ordinary shares outstanding during each year. Diluted net loss per share is computed based on the weighted average number of Ordinary shares outstanding during the year plus dilutive potential Ordinary shares considered outstanding during the year, in accordance with SFAS No. 128, “Earnings Per Share”.

Outstanding stock options and warrants have been excluded from the calculation of the diluted net loss per Ordinary share as such securities are anti-dilutive for all periods presented. The total weighted average number of options and warrants excluded from the calculations of diluted net loss per share was 14,343,543, 50,163,084 and 54,749,478 for the years ended December 31, 2005, 2006 and 2007, respectively.

F – 21

ELLOMAY CAPITAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2: –	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	u.	Accounting for stock-based compensation:

On January 1, 2006, the Company adopted SFAS No. 123 (revised 2004), “Share-Based Payment” (“SFAS No. 123(R)”), which requires the measurement and recognition of compensation expense based on estimated fair values for all stock-based payment awards made to employees and directors. SFAS No. 123(R) supersedes Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees”(“APB No. 25”), for periods beginning in fiscal year 2006. In March 2005, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 107 (“SAB 107”) relating to SFAS No. 123(R). The Company has applied the provisions of SAB 107 in its adoption of SFAS No. 123(R). SFAS No. 123(R) requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company’s consolidated income statements.

The Company adopted SFAS No. 123(R) using the modified prospective transition method. Under that transition method, compensation cost includes: (a) compensation cost for all stock-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS No. 123, and (b) compensation cost for all stock-based payments granted subsequent to January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of SFAS No. 123(R). Results for prior periods have not been restated.

The Company recognizes compensation expenses for the value of its awards granted subsequent to January 1, 2006 based on the straight-line method over the requisite service period of each of the awards, net of estimated forfeitures. SFAS No. 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Estimated forfeitures are based on actual historical pre-vesting forfeitures. For awards granted prior to January 1, 2006, the Company recognizes compensation expenses based on the accelerated attribution method over the requisite service period of each of the awards. Forfeitures were previously accounted for as they occurred, but have been estimated with the adoption of SFAS No. 123(R) for those awards not yet vested.

Prior to the adoption of SFAS No. 123(R), the Company accounted for equity-based awards to employees and directors using the intrinsic value method in accordance with APB No. 25 as allowed under SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS No. 123”). Pursuant to these accounting standards, the Company recorded deferred compensation for stock options granted to employees at the date of grant equal to the excess of the market value of the underlying shares at that date over the exercise price of the options.

F – 22

ELLOMAY CAPITAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2: –	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

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

The fair value for options granted in 2005, 2006 and 2007 is estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	Year ended December 31,

	2005	2006	2007

Dividend yield	0%	0%	0%
Expected volatility	1.19	1.12	1.07
Risk-free interest	3.99%	4.67%	4.41%
Expected life (in years)	3	3.5	3.5

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

Year ended December 31, 2005

Net loss as reported	$(14,706)
Add: Stock-based compensation expense included in reported net loss	48
Deduct: Stock-based compensation expense determined under fair value method for all awards	(528)

Pro forma net loss	$(15,186)

Net loss per share:
Basic and diluted net loss per share, as reported	$(0.46)

Basic and diluted pro forma net loss per share	$(0.48)

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

F – 23

ELLOMAY CAPITAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2: –	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

v.	Comprehensive loss:

The Company accounts for comprehensive loss in accordance with SFAS No. 130, “Reporting Comprehensive Income”. This Statement establishes standards for the reporting and display of comprehensive loss and its components in a full set of general purpose financial statements. Comprehensive loss generally represents all changes in shareholders’ equity during the period except those resulting from investments by, or distributions to shareholders. The Company determined that its only item of other comprehensive loss relates to foreign currency translation adjustments.

w.	Impact of recently issued accounting standards:

In September 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 157, “Fair Value Measurements” (“SFAS No. 157”). This Standard defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. The provisions of SFAS No. 157 are effective for the Company beginning January 1, 2008. The FASB issues a FASB Staff Position (FSP) to defer the effective date of SFAS No. 157 for one year for all nonfinancial assets and nonfinancial liabilities, except for those items that are recognized or disclosed at fair value in the financial statements on a recurring basis. The Company does not expect the adoption will have material impact on its consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS No. 159”). SFAS No. 159 permits companies to choose to measure certain financial instruments and certain other items at fair value. The standard requires that unrealized gains and losses on items for which the fair value option has been elected be reported in earnings. The provisions of SFAS No. 159 are effective for the Company beginning January 1, 2008. The Company does not expect the adoption of SFAS No. 159 will have an impact on its consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations” (“SFAS 141R”). SFAS 141R establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any non controlling interest in the acquiree and the goodwill acquired. SFAS 141R also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. SFAS 141R is effective for fiscal years beginning after December 15, 2008. Earlier adoption is prohibited. The Company expects SFAS 141R will have an impact on its consolidated financial statements when adopted, but the nature and magnitude of the specific effects will depend upon the nature, terms and size of the acquisitions it consummates after the effective date.

The Company is still assessing the impact of this standard on its future consolidated financial statements.

F – 24

ELLOMAY CAPITAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 3: –	OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,

	2006	2007

Government authorities	$1,443	$2,752
Employees	137	317
Advances to suppliers	112	629
Prepaid expenses	554	595
Office of the Chief Scientist (See Note 4)	-	79
Other	141	53

	$2,387	$4,425

NOTE 4: –	OFFICE OF CHIEF SCIENTIST (“OCS”)

a.

During 1998-2003, the Company participated in a research and development consortium of industrial companies and academic institutions within the framework of the MAGNET program of the OCS. No royalties are payable to the OCS with respect to this funding.

During 2005-2007, the Company participated in an ink technology project with the Technion – The Israel Institute of Technology, which received the approval of the Mini-MAGNET (or Magneton) committee of the Office of Chief Scientist of the Ministry of Industry, Trade and Labor (“OCS”). No royalties are payable to the OCS with respect to this funding; however, the terms of the agreement with the Technion require the Company to pay royalties to the Technion on the proceeds from sales of products resulting from this project when such sales commence. As of December 31, 2007 sales of products had not commenced and no royalties were due. Grants relating to the Magneton project in the amount of $ 379 were recorded during 2007.

b.	The Company entered into several project plans with the OCS in prior years.

Following the settlement as described in d, the full balance of commitments for amounts received in the past from the OCS was converted into and recorded as a settlement accrual. The outstanding balance as of December 31, 2006 and 2007 was $ 357 and $ 79, respectively. As of December 31, 2007, the liability was fully offset with the grant received from the Magneton project in accordance with the terms of the settlement.

c.

Under the terms of grants awarded in prior years by the Fund for the Encouragement of Marketing Activities of the Ministry of Industry, Trade and Labor (“the Marketing Fund”) to the Company, the Company was obligated to pay royalties to the Marketing Fund at the rate of 3% - 4% of the increase in export sales of products for which the Company received grants for in support of its marketing activities, up to an amount equal to 100% - 150% of the grants received, linked to the U.S. dollar.

F – 25

ELLOMAY CAPITAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 4: –	OFFICE OF CHIEF SCIENTIST (“OCS”) (Cont.)

Following the settlement described in d, all the contingent commitments for amounts received in the past from the Marketing Fund were converted into and recorded as a settlement accrual. The outstanding balance was $ 519 and $ 221 as of December 31, 2006 and 2007, respectively. As of December 31, 2007, the liability was fully offset with the grant received from the Magneton project in accordance with the terms of the settlement.

d.

In the first calendar quarter of 2006, the District Court in Jerusalem approved the settlement between the Company and the OCS and the Marketing Fund. The agreement settled the dispute between the Company, the OCS and the Marketing Fund regarding the Company’s outstanding obligation to pay royalties and provided for the repayment of the outstanding debt in 36 equal monthly installments starting January 2006. The Company also agreed to accelerate the payment of the outstanding balance by advancing payments equal to 5% of operating income. It was further agreed that all future grants due to the Company from the OCS or the Marketing Fund would be applied to the settlement balance until the liability was paid in full.

e.

According to the Encouragement of Industrial Research and Development Law, 1984, the Company’s technologies are subject to transfer of technology and manufacturing rights restrictions. The discretionary approval of the OCS committee is required for any transfer of technology developed with OCS funding (including Magnet and Magneton programs). OCS approval is not required for the export of any products resulting from the research or development, or for licensing of the technology in the ordinary course of business.

Following the HP Transaction (see Note 1b), all of the Company’s intellectual property that was used for its business was sold to HP, including intellectual property developed with the assistance of the OCS. The OCS approved the transfer of the technology developed with OCS funding prior to the closing of the HP transaction, subject to an exclusive and irrevocable manufacturing license provided by HP to its Israeli subsidiary. HP may decide to transfer the manufacturing of products developed with the assistance of the OCS outside of Israel. In this event, the Company may be required to reimburse HP for payments made to the OCS in connection with such transfer of manufacturing. It is too early to determine what amounts, if any, will be paid by HP to the OCS. In the event that any payments are required, amounts due are to be deducted from the escrow account (see Note 1b).

F – 26

ELLOMAY CAPITAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 4: –	OFFICE OF CHIEF SCIENTIST (“OCS”) (Cont.)

f.	Composition:

	December 31,

	2006	2007

OCS Magneton grant receivable	$-	$379

Debt to the OCS (i)	$(357)	$(79)
Debt to the Marketing Fund (ii)	(519)	(221)

	$(876)	$(300)

First year (current maturity)	$(472)	$(300)
Second year	(404)	-

Net OCS grants receivable (loan payable)	$(876)	$79

(i)	The liability is linked to Israel’s Consumer Price Index (“CPI”) and bears an annual interest according to applicable laws.

(ii)	The balance is linked to the U.S. dollar and bears interest at a rate of six-month LIBOR.

NOTE 5: –	INVENTORIES

	December 31,

	2006	2007

Raw materials	$4,133	$4,651
Work in-progress	2,213	2,020
Finished products	*) 10,054	*) 13,420

	$16,400	$20,091

*)	Includes amounts of $ 1,981 and $ 2,329 for 2006 and 2007, respectively, with respect to inventory delivered to customers but for which no revenue was recognized.

F – 27

ELLOMAY CAPITAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 6: –	PROPERTY, PLANT AND EQUIPMENT, NET

a.	Composition of property, plant and equipment is as follows:

	December 31,

	2006	2007

Cost:
Machinery and equipment	$3,715	$3,998
Motor vehicles	26	26
Office furniture and equipment	8,498	9,507
Buildings (c)	1,441	1,626
Leasehold improvements	5,592	5,717

	19,272	20,874
Accumulated depreciation	13,514	14,930

Property, plant and equipment, net	$5,758	$5,944

b.	In respect to a floating lien recorded on property, plant and equipment, refer to Note 11c.

c.	Capital lease:

NUR Europe leases certain spaces under lease agreements which are recorded as capital leases. The related facilities are included in property, plant and equipment and depreciated accordingly. The cost and accumulated depreciation of facilities for the years ended December 31, 2006 and 2007 were $ 1,441 and $ 1,626, $ 397 and $ 499, respectively.

NOTE 7: –	OTHER INTANGIBLE ASSETS, NET

Composition of other intangible assets:

	December 31,

	2006	2007

Production agreement *):
Original amounts	$504	$504
Accumulated amortization	462	504

Other intangible assets, net	$42	$-

*)	Resulting from the acquisition of the remaining 50% of NUR Pro Engineering in 2004. This reflects the value of the production agreement related to production of the Company’s printers.

F – 28

ELLOMAY CAPITAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 8: –	SHORT TERM BANK CREDIT AND LOANS

		Interest rate		December 31,
	Linkage terms
		2006	2007	2006	2007

		%

Short-term bank credit (a)	U.S. dollar	LIBOR + 0.25 - 0.75	LIBOR + 0.25 - 0.75	$7,526	$8,801
Short-term bank credit (a)	Euro	LIBOR + 0.25 - 0.75	LIBOR + 0.25 - 0.75	113	-
Short-term bank credit (a)	GBP	LIBOR + 0.25 - 0.75	LIBOR + 0.25 - 0.75	1,168	-
Short-term bank credit (a)	NIS	Prime + 2%	Prime + 2%	221	161
Note from related parties (b)				-	5,000

				$9,028	$13,962

Weighted average interest rates at the end of the year				5.88%	5.66%

a.	Short-term bank credit:

The Lender Banks provided a credit facility in the amount of $ 11,000 of which $ 1,150 is for guarantees only. The credit facility can be utilized in U.S. dollars, NIS, GBP or Euro. The credit facility is renewable, at the request of the Company, on a yearly basis through December 2011. The credit facility bears interest at a rate of LIBOR + 0.25% - 0.75% or Prime + 2% for borrowings denominated in NIS and is payable on a quarterly basis. As of December 31, 2006 and 2007, $ 9,028 and $ 8,962 was utilized in the form of a short-term loan, respectively $ 860 and $ 944 was utilized in guarantees, respectively and an $ 932 and $ 1,040 was utilized in the form of long-term loans, respectively. The total utilization of a $ 10,002 credit line exceeded the approved line of $ 9,850 (excluding guarantees) by $ 152 due to the increase in the Euro exchange rate in respect to the Euro-denominated long-term loan. The Lender Banks did not request an immediate reduction in the short-term bank credit or the long-term loan balance. The credit facility is subject to immediate repayment upon the occurrence of certain events as defined in the agreement with the Lender Banks.

In March 2008, in connection with the HP transaction, the credit facility was cancelled and all open balances were paid-in-full (see Note 1b).

b.

The note from related parties of $ 5,000 bears no interest and expires on December 8, 2008. Prior to that date, the note is repayable only in the event of either bankruptcy, insolvency or reorganization proceeding under any bankruptcy, whether voluntary or involuntary, which proceedings are not lifted or stayed within 90 days. The note was assigned to Fortissimo by the Lender Banks as part of the Debt Restructuring Agreement (see Note 9).

In May 2008, in connection with the sale of the Company shares by Fortissimo, the note was cancelled and recognized as a capital contribution (see Note 1b).

F – 29

ELLOMAY CAPITAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9: –	LONG-TERM LOANS

On September 12, 2005, the Company entered into a debt restructuring agreement (“Debt Restructuring Agreement”) with the Lender Banks. The Debt Restructuring Agreement, which was consummated on December 8, 2005, called for the conversion and refinancing of the then outstanding bank debt in the amount of $ 41,018 to the Lender Banks. Out of the amount of $ 41,018, an amount equal to $ 14,513 was converted into warrants to purchase up to 8,000,000 Ordinary shares, $ 5,000 was converted into subordinated notes, which were assigned by the Lender Banks to Fortissimo (“Note from related parties”) and the remaining $ 21,505 was refinanced under new short and long term loan agreements. Following the HP transaction, the Company used its right for early termination of the long-term loans, and in April 2008 fully repaid the long-term loans.

As part of the bank restructuring agreement, and in conjunction with Fortissimo’s investment, the Company also agreed to extend the expiration period of warrants that were previously issued to its lender banks. The value of 8,000,000 warrants issued to the Company’s lender banks under the Debt Restructuring Agreement together with the value of the extension of expiration of the previously issued warrants aggregate to $ 4,047, which was recorded as an increase in the Company’s additional paid-in capital. The fair value for these warrants was estimated using a Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 4.36%; dividend yields of 0%; volatility factors of the expected market price of the Ordinary shares of 1.04; and an expected average life of five years.

	a.	Composed as follows:

	Linkage terms	Interest rate			December 31,

		2006		2007	2006	2007

			%

From banks (b)	U.S. dollar	LIBOR + 2.50		LIBOR + 2.50	$11,000	$11,000
From banks	Euro	LIBOR + 0.75		LIBOR + 0.75	932	1,040
Capital leases	Euro	4.95-6.30		4.95-6.30	915	877

					12,847	12,917
Less - current maturities					129	649

					12,718	12,268

Note from related parties (Note 8(b))					5,000	-
Accrued interest on restructured debt (c)					9,037	7,567

					$26,755	$19,835

Weighted average interest rates at the end of the year					7.47%	7.115%

F – 30

ELLOMAY CAPITAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9: –	LONG-TERM LOANS (Cont.)

b.

The long-term loans of $11,000 are repayable by the end of 2015. The Company was granted a 28-month grace period on the quarterly payments on account of principal. The revolving loan of $1,040 is renewable on an annual basis as long as the Company continues to meet the covenants mentioned in Note 9.f. The long-term loans bear interest at a rate of LIBOR+2.5% and LIBOR +0.75% per annum, payable on a quarterly basis. The long-term loans are subject to immediate repayment upon the occurrence of certain events as defined in the agreement with the Lender Banks.

c.

The restructuring of the outstanding bank debt has been accounted for in accordance with the provisions of SFAS 15. According to the guidance of SFAS No. 15, as a result of variable interest rate on the restructured debt, no gain was recognized on the restructuring date and the carrying amount of the debt remained unchanged. Future interest on the restructured debt is recorded as a reduction of the carrying amount of the debt instead of interest expenses. The remaining balance, if any, will be recorded as a gain upon full payment of the debt. In March 2008, in connection with the HP transaction, the entire outstanding balance of accrued interest on restructured debt was cancelled and recognized as financial income (see Note 1b).

	d.	The aggregate annual maturities of long-term loans are as follows:

	December 31,

	2006	2007

First year (current maturities)	$129	$649

Second year	634	658
Third year	640	1,167
Fourth year	1,148	2,217
Fifth year	2,089	1,726
Sixth year and thereafter	8,207	6,500

	12,718	12,268

	$12,847	$12,917

In April 2008, in connection with the HP transaction, all long-term loan balances were paid-in-full (see Note 1b).

F – 31

ELLOMAY CAPITAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9: –	LONG-TERM LOANS (Cont.)

	e.	Covenants:

Under the Debt Restructuring Agreement, the Company agreed to maintain the following ratios of (1) the total amounts owed to the Lender Banks plus available credit under the new short-term loans plus debts of subsidiaries to outside lenders incurred above an aggregate of $ 2,048 to (2) EBITDA as defined in the Restructuring Agreement.

Time Period	Ratio of debt to EBITDA

Fiscal year ended December 31, 2008	13:1
Fiscal year ended December 31, 2009	10:1
Fiscal year ended December 31, 2010	8:1
Fiscal year ended December 31, 2011 and thereafter	6:1

The first measurement of the financial covenants will take place following the end of the third quarter of 2008 based on the Company’s financial results during the first three quarters of 2008 and will be measured on a quarterly basis thereafter, which measurement will take into account the previous four calendar quarters.

In any case of certain breaches by the Company; (i) the Company may be required by the Lender Banks to repay all amounts then owed under any or all documentation between the Company and the Lender Banks, to the Lender Banks, and (ii) the Lender Banks shall be entitled to exercise any and all rights set forth in any or all documentation between the Lender Banks and the Company.

NOTE 10: –	OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	December 31,

	2006	2007

Employees and payroll accruals	$2,660	$3,690
Government authorities	987	530
Royalties payable	203	152
Office of the Chief Scientist	472	-
Warranty provision	1,505	1,593
Professional services	420	588
Advance from customers	949	964
Provision for legal claims	2,284	2,103
Accrued expenses	1,422	1,553

	$10,902	$11,173

F – 32

ELLOMAY CAPITAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11: –	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Operating and capital lease commitments:

The Company and most of its subsidiaries rent their facilities under various operating lease agreements, which expire on various dates, ranging from 2008 to 2011. In respect to several of the leases the Company has the option to extend the lease until 2010-2016. The Company also leases various motor vehicles under operating lease agreements, which expire on various dates, ranging from 2008 to 2011. The following table summarizes the minimum annual rental commitments as of the periods indicated under capital leases, non-cancelable operating leases and sub-lease arrangements with initial or remaining terms of more than one year, reflecting the terms that were in effect as of December 31, 2007:

Year ended December 31,	Capital lease	Operating lease	Sub-lease	Total

2008	$197	$2,408	$(353)	$2,252
2009	197	1,621	(340)	1,478
2010	197	1,077	(340)	934
2011	197	200	(28)	369
2012 and thereafter	235	-	-	235

Total minimum lease payments	1,023	5,306	(1,061)	5,268
Less - amounts representing interest	(146)	-	-	(146)

Present value of future minimum capital lease payments	$877	$5,306	$(1,061)	$5,122

Total rental lease expenses for the years ended December 31, 2005, 2006 and 2007, were $ 1,739, $ 1,501 and $ 1,691, respectively.

Total sub-lease income for the years ended December 31, 2005, 2006 and 2007 was $ 343, $ 361 and $ 378, respectively.

Total vehicle lease expenses for the years ended December 31, 2005, 2006 and 2007 were $ 1,151, $ 1,359 and $ 1,524, respectively.

F – 33

ELLOMAY CAPITAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11: –	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

b.	Royalty commitments:

During the period 1998-2003, the Company’s European subsidiary received research and development grants totaling € 2,435 ($ 3,583 at December 31, 2007) from the local authorities in Belgium. Under the terms of the grants, the Company’s European subsidiary has an obligation to pay royalties at the higher of a certain minimum annual amount or at a rate of 4% of the sales derived from the applicable products developed within the framework of such research and development projects, up to an amount equal to the research and development grants received in connection with such products, linked to the Euro. The commencement of the royalty payments to the local authorities in Belgium is contingent upon the Company’s European subsidiary generating sales from products developed under these grants. The grants are not repayable in the event that the Company’s European subsidiary decides to cease the research and development activities, or the exploitation of the products developed under these grants and all know-how and results of the research and development are transferred to the local authorities. In the event that the Company’s European subsidiary decides to cease exploitation of the products developed under these grants, a notification thereof should be given to the local authorities in Belgium.

The Company’s European subsidiary ceased the research and development activities and the exploitation of certain products for which grants were received. The Company did not submit notification to the local authorities and, instead, continued to pay royalties with a total of € 659 ($ 970 at December 31, 2007) remitted through 2005. As of December 31, 2006 and 2007, the aggregate amount of grants received from the Belgium authorities, which had not yet been repaid amounted to $ 2,339 and $ 2,613, respectively (€ 1,776 as of December 31, 2006 and 2007).

In respect to 2006 and 2007, the European subsidiary received notice from the Belgian authorities requesting the annual minimum royalty payments of $ 285 and $ 368, respectively. The European subsidiary did not pay the amounts requested as it believes that the royalty payment for 2006 and 2007 should have been only $ 184 and $ 250, respectively and that it has overpaid its royalty obligations for prior years. During discussions held with the Belgian authorities in February 2008, the authorities confirmed the Company’s position with respect to the amounts owed for 2006 and 2007. It was also agreed that the Company’s European subsidiary will submit a proposal to the authorities with respect to the overall open balance as described above.

The grant agreements with the local Belgian authorities require the European subsidiary to meet certain conditions. The European subsidiary started discussions with the Belgian local authorities regarding certain grants already received and its meeting the conditions of such grant. The Company’s European subsidiary intends to offer the Belgian authorities a settlement proposal by which the authorities will waive the repayment of a portion of the grants representing failed development projects and, in return, the Company will pay back in full the remaining balance for the other projects. At this stage, the Company is unable to determine the outcome of such discussions and the negative implications, if any.

F – 34

ELLOMAY CAPITAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11: –	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

c.	Charges and guarantees:

As security for its liabilities to the banks, the Company placed fixed charges on its share capital, as well as a floating lien on all of its assets. The Company also placed a second ranking floating lien in connection with the Note from related parties.

As of December 31, 2006 and 2007, the Company obtained bank guarantees in the total amount of $ 860 and $ 944, respectively, in favor of vendors and lessors.

d.	Litigation:

1.

During 2001, a client filed a lawsuit against a subsidiary in the amount of $ 450 alleging bad quality of products and damages. The subsidiary filed a counter claim of $ 216 in respect of unpaid invoices. In October 2007, the court ruled that the client is not entitled for any damages and the subsidiary should credit the client for the unpaid balance. The client was ordered to return the product to the Company’s subsidiary. The ruling was deemed final in April 2008 when the official time for appeal passed.

2.

In March 2002, a former employee filed a lawsuit against a subsidiary in the amount of € 250 thousand ($ 330) plus certain indemnities and interest. In September 2003, a judgment was given instructing the subsidiary to pay the former employee € 250 thousand ($ 330) plus interest accruing thereon. In January 2004, the subsidiary filed an appeal. In October 2005, the court of appeals rendered a judgment instructing the subsidiary to indemnify the former employee in the amount of € 120 thousand ($ 159) plus the interest accrued thereon. During 2006, the court of appeals ruled in favor of the former employee. The Company paid all its obligations under the judgment during 2007.

3.

During 2002, an end-user filed a lawsuit in China against a subsidiary alleging bad quality of products. The court ruled that the subsidiary should reimburse the client with the amount of
$ 186. Following an appeal filed by the subsidiary, the court ruled in September 2003 in favor of the end-user. The subsidiary is in the process of liquidation and has no assets; therefore the plaintiff has no remedy against the subsidiary. The customer may elect to start new proceedings against another subsidiary operating in Hong Kong. However, to date, the customer has not filed any claim in Hong Kong. Based on management’s estimation and the opinion of its legal counsel, it is less than likely that the second subsidiary will be required to pay the amount ruled against the subsidiary in China. Therefore, no provision was recorded with respect to this claim.

F – 35

ELLOMAY CAPITAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11: –	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

4.

During 2002, a client filed a lawsuit in China against a subsidiary seeking reimbursement in the amount of $ 400 alleging bad quality of products. In July 2005, the court ruled that the subsidiary is to reimburse the client an amount of $ 286. The subsidiary no longer operates in China and under current law the ruling in China is not enforceable in Hong Kong. The subsidiary notified the customer in March 2006 that it intends to vigorously defend its claims if submitted to court in Hong Kong. To date, the customer has not filed any claim in Hong Kong. Based on management’s estimation and the opinion of its legal counsel, it is less than likely that the subsidiary will be required to pay the amount ruled against it in China. Therefore, no provision was recorded with respect to this claim.

5.

During 2003, a former supplier filed a lawsuit against a subsidiary, in the amount of € 943 thousand ($ 1,245) in connection with a disputed supply agreement. In February 2006, the court determined that the subsidiary is to pay the supplier an aggregate amount of € 1,246 thousand ($ 1,640) representing penalties and accrued interest. The subsidiary filed an appeal, which was rejected by the court of appeals. During 2007, the Company reached an agreement with the supplier to pay the amount due plus interest on the principal amount over a period of 40 months. Pursuant to the terms of the payment arrangement, the Company provided a guarantee for the debt of the subsidiary to the supplier. The first installment of € 100 was paid in October 2007. Based on the payment agreement, a full provision of $ 1,818, representing the original judgment amount plus accrued interest through the settlement date, less payments remitted through December 31, 2007, was recorded with respect to this claim.

6.

In September 2003, the Company filed a lawsuit against a former distributor of the Company, for the collection of unpaid invoices in the amount of $ 420. In February 2004, the former distributor filed a statement of defense denying the Company’s claims and it also filed a counter-claim for alleged damages caused to it by the Company in the amount of $ 210. Based on the opinion of its legal counsel, management believes that the counter-claim that was filed by the former distributor is without merit and that a loss is not probable. Therefore, a provision was not recorded with respect to this claim.

7.

In December 2003, a client of a subsidiary filed a lawsuit alleging that a machine purchased by it failed to perform. The customer is seeking reimbursement of the purchase price paid by it in the amount of $ 290. Based on management’s estimation and the opinion of its legal counsel, a provision of $ 145 was recorded with respect to this claim.

8.

In August 2001, a client of a subsidiary filed a lawsuit claiming that the contract with the subsidiary for the sale of two machines is null and void, and it further seeks damages amounting to € 1,569 thousand ($ 2,071). The subsidiary filed a counter claim for the collection of outstanding amounts. In April 2004, the court dismissed the client’s claims and ordered it to pay the subsidiary an amount of € 150 thousand ($ 197). The client appealed that judgment. During 2007, the client paid the subsidiary € 100 thousand and the case was closed.

F – 36

ELLOMAY CAPITAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11: –	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

9.

In July 2005, the tribunal of the first instance of Nivelles in Belgium confirmed a motion filed against a subsidiary by a former employee for the seizure of that subsidiary ‘s tangible assets in the amount of € 500 thousand ($ 660). In January 2006, the tribunal of the first instance of Nivelles reduced the seizure for an amount of € 120 thousand ($ 159). The subsidiary filed an appeal on that decision. In October 2005, the former employee filed a lawsuit against the subsidiary in the amount of € 484 thousand ($ 639) plus certain indemnities and interest thereon. In May 2007, the court ruled in favor of the subsidiary and dismissed the claim.

10.

In May 2007, a former managing director of a subsidiary filed a lawsuit against the Company and two of its subsidiaries claiming his resignation was for just cause due to demotion and therefore should be deemed as a termination of his employment by the subsidiary. The Company denies all the claims made by the former employee. Based on management estimation and the opinion of its legal counsel, no provision was recorded with respect to this claim.

11.

In February 2007, a claim was filed against the Company and one of its former officers by a person claiming to have been an agent of the Company in West Africa for commissions on sales of printers. The claim is for NIS 3,000 thousand ($ 780). The Company filed a statement of defense denying all claims, both with respect to the causes of action and with respect to the factual allegations in the claim. Based on management’s estimation and the opinion of its legal counsel, no provision was recorded with respect to this claim.

12.

From time to time, the Company is party to other various legal proceedings, claims and litigation that arise in the normal course of business. It is the opinion of management that the ultimate outcome of these matters will not have a material adverse effect on the Company’s financial position, results of operations or cash flows.

NOTE 12: –	TRANSACTIONS AND BALANCES WITH RELATED PARTIES

a.

On April 17, 2005, the Company’s shareholders approved the grant to a former director and chairman of the Board (“former director”), and the then largest shareholder, of a five-year warrant to purchase up to 3,000,000 Ordinary shares at $ 0.75 per share. The warrant was granted to the former director in consideration for his agreement to enter into the voting agreement dated January 23, 2005 (“the Voting Agreement”), coupled with an irrevocable proxy, and the Voting Trust Agreement dated March 7, 2005 (“the Voting Trust Agreement”) under which voting control of all shares owned by the former director and his family and affiliates were controlled by an independent trustee. As a result of the delisting of the Company’s Ordinary shares from the Nasdaq Capital Market, the Voting Trust Agreement was automatically terminated and converted into the Voting Agreement. Under the Voting Agreement, the Ordinary shares held by the former director and his family and affiliates are to be voted with the majority of the shareholders votes.

F – 37

ELLOMAY CAPITAL LTD. AND ITS SUBSIDIARIES

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

In 2006, the Court dismissed part of the case with prejudice and the rest of the case was dismissed with leave to re-file. In February 2008, all of the former chairman’s shares and warrants were sold by him to another investor and the Company and the former chairman filed a stipulation of discontinuance with prejudice.

b.

On October 27, 2005, the Company’s shareholders approved the terms of a management agreement entered into between the Company and Fortissimo on behalf of several private equity funds, which are managed by Fortissimo (“the Management Agreement”). According to the Management Agreement, Fortissimo, through its employees, officers and directors, provides management services, advice and assistance to the Company’s management concerning the Company’s affairs and business. The Management Agreement also gave Fortissimo the right to elect a majority of the Company’s board of directors, including the chairman of the board of directors. In consideration of the performance of the management services and the board services pursuant to the Management Agreement, the Company agreed to pay Fortissimo an aggregate annual management services fee in the amount $ 250.

Pursuant to the management agreement, its terms are to remain in effect for so long as the position of chairman of the board of directors and another position of the board of directors are filled by Fortissimo directors. In March 2008, all of the shares and a majority of the warrants held by Fortissimo were sold, all of the Fortissimo directors resigned from the Company’s board of directors and the Management Agreement was terminated

c.

In October 2003, the Company entered into an engagement agreement with a certain law firm that is owned, among others, by the brother of the Company’s former CEO. Under the agreement, the law firm represented a subsidiary and the Company in litigations against third parties and provided legal services as needed in Israel and in Belgium. The aggregate consideration for the services provided to the Company and its subsidiaries by the law firm amounted to $ 75, $ 0 and $ 0 in 2005, 2006 and 2007, respectively. During 2004, the Company’s audit committee and board of directors reviewed, ratified and approved the terms of the engagement with that law firm.

F – 38

ELLOMAY CAPITAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12: –	TRANSACTIONS AND BALANCES WITH RELATED PARTIES (Cont.)

d.

During 2005, in connection with a termination agreement of one of the Company’s former executives, the Company granted a warrant to purchase up to 300,000 Ordinary shares at an exercise price of $ 0.51 and expiring in December 2007 in consideration for a two-year non-competition agreement. The fair value of these warrants was estimated at $ 88 using a Black-Scholes option pricing model with the following assumptions: average risk-free interest rate of 4.35%; dividend yields of 0%; average volatility factors of the expected market price of the Ordinary shares of 1.3; and an expected life of two years. The Company recorded the expense over the term of the agreement.

e.

On January 24, 2006 the Company entered into a lease agreement with Telrad Networks Ltd. the owner of an industrial park in Lod, Israel. The lease is for industrial space starting May 7, 2006 for a period of five years, with a renewal option to continue the lease for another five years. A monthly fee of $ 31 is to be paid in advance every three months. Notwithstanding, the first year of rent was to be paid in three equal installments of $ 124, amounting to a sum of $ 372. In 2006 and 2007 the Company paid a total of $ 287 and $ 372, respectively, to Telrad for the use of the production area in the facility.

NOTE 13: –	SHAREHOLDERS’ DEFICIENCY

a.	The Ordinary shares of the Company were traded until May 2005 on the Nasdaq Capital Market. From May 19, 2005, the Company’s Ordinary shares have been quoted over-the-counter in the “pink sheets”.

On April 17, 2005, the Company’s shareholders approved an increase of the Company’s authorized Ordinary shares to 120,000,000 and an additional increase to 170,000,000 was approved on October 27, 2005.

b.	Shareholders’ rights:

Ordinary shares confer upon their holders voting rights, the right to receive dividends and the right to share in excess assets upon liquidation of the Company.

c.

On January 30, 2007 and February 12, 2007, the Company issued 7,105,320 and 4,629,630, respectively of its Ordinary shares at $ 0.54 per share to various investors. The Company received from these investments proceeds in the amount of $ 6,100, net of issuance expenses in the amount of $ 250. The Company also issued to the investors warrants to purchase up to 2,131,596 and 1,388,889, respectively, of NIS 1 par value Ordinary shares at an exercise price of $ 0.65 per share. The warrants are exercisable for five years from the closing date of the private placement. In accordance with EITF 00-19, the warrants are classified as permanent equity.

F – 39

ELLOMAY CAPITAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13: –	SHAREHOLDERS’ DEFICIENCY (Cont.)

The securities offered in the private placement may not be offered or sold in the United States absent registration, or an applicable exemption from registration. The Company agreed to use its best efforts to register all the private placement related shares (both those purchased and those issuable upon exercise of the warrants) prior to July 1, 2007. In the event that the Company either failed to file a registration statement prior to July 1, 2007, or ceased the effectiveness of such the filing after the registration, the Company committed to the payment of partial damages in cash equal to 1% of the aggregate purchase price paid by the investors for each month of default, subject to an overall limit of up to 24 months of partial liquidated damages. On June 29, 2007, the Company filed a registration statement for the resale of certain Ordinary shares and Ordinary shares underlying warrants held by several of its shareholders, including the shares and shares underlying warrants issued in January and February 2007. The registration statement became effective on August 3, 2007 and temporarily lost its effectiveness on October 1, 2007.

d.

On August 21, 2005, the Company effected a private offering (“Investment Agreement”) of its securities with several investors led by Fortissimo in which the Company issued 34,285,714 Ordinary shares of NIS 1 par value each in consideration of $ 12,000 (excluding issuance expenses in the amount of $ 68) and 25,714,286 warrants exercisable into 25,714,286 Ordinary shares of NIS 1 par value each for an exercise price of $ 0.40 per Ordinary share. The warrants will expire at the end of five years from the closing date of the Investment Agreement in 2005. The total consideration in respect to the Investment Agreement was payable in installments as follows: (i) $ 5,000 was paid at the closing date of the Investment Agreement, (ii) $ 7,000 was paid over the course of 2006.

e.

Under the terms of the 2005 Debt Restructuring Agreement, the Company extended the expiration period on 1,340,000 previously issued warrants by 18 months. In addition, the Company issued to the Lender Banks warrants to purchase 8,000,000 Ordinary shares of NIS 1 par value each for an exercise price of $ 0.35 per Ordinary share. These warrants were valued using a Black-Scholes option pricing model at $ 4,047, and recorded as an increase in the Company’s additional paid-in capital. In August 2007, the Company further extended the expiration period on previously issued warrants to purchase 50,000 Ordinary shares of NIS 1 par value each for an exercise price of $ 5 per Ordinary share, by an additional 24 months. The extension was granted due to the delay in filing a registration statement with respect to the shares underlying the warrants issued to the banks in connection with the 2005 debt restructuring. The fair value of the extension, as calculated in accordance with FAS 123(R), was not significant.

F – 40

ELLOMAY CAPITAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13: –	SHAREHOLDERS’ DEFICIENCY (Cont.)

f.	Stock Option Plans:

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

In November 2003, the Company’s shareholders approved the increase of the number of Ordinary shares authorized for issuance under the 2000 Plan by the number of Ordinary shares available for grant under the Company’s 1995 and 1997 option plans (representing an increase of 497,590 Ordinary shares).

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

During 2005, 2006 and 2007, the Company granted to directors (including the Chairman of the board of directors) 58,544, 36,667 and 30,000 options, respectively.

F – 41

ELLOMAY CAPITAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13: – SHAREHOLDERS’ DEFICIENCY (Cont.)

Under the Company’s 1998 and 2000 Plans, the Company reserved for issuance 750,000 and 17,724,590 Ordinary shares, respectively. As of December 31, 2007, 555,832, and 7,057,378 options, respectively, are still available for future grants under these plans. Options that are cancelled or forfeited before expiration become available for future grant.

2.	A summary of the Company’s employee and director share option activity through December 31, 2007 for the Plans is as follows:

	Options outstanding

	Number of options	Weighted average exercise price

Balance as of January 1, 2005	3,237,034	$1.11
Options granted	4,643,544	$0.42
Options exercised	(10,834)	$0.38
Options forfeited or expired	(1,172,463)	$0.81

Balance as of December 31, 2005	6,697,281	$0.65
Options granted	5,821,667	$0.61
Options exercised	(25,824)	$0.32
Options forfeited or expired	(641,060)	$1.16

Balance as of December 31, 2006	11,852,064	$0.60
Options granted	1,490,000	$0.59
Options exercised	(451,669)	$0.40
Options forfeited or expired	(2,662,194)	$0.81

Balance as of December 31, 2007	10,228,201	$0.54

	Year ended December 31, 2007

	Options	Aggregate intrinsic value (in thousands)

Outstanding as of January 1, 2007	11,852,064	$	***) 695
Granted	1,490,000		$182
Exercised	(451,669)		$(140)
Forfeiture or expired	(2,662,194)		$(158)

Outstanding as of December 31, 2007	10,228,201	$	*) 1,864

Exercisable as of December 31, 2007	****)3,817,120	$	**) 735

F – 42

ELLOMAY CAPITAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13: – SHAREHOLDERS’ DEFICIENCY (Cont.)

*)

Represents intrinsic value of 9,947,167 outstanding options that are in-the-money as of December 31, 2007. The remaining 281,034 outstanding options are out of the money as of December 31, 2007 and their intrinsic value was considered as zero.

**)

Represents intrinsic value of 3,536,086 exercisable options that are in-the-money as of December 31, 2007. The remaining 281,034 exercisable options are out of the money as of December 31, 2007 and their intrinsic value was considered as zero.

***)

Represents intrinsic value of 4,767,000 outstanding options that are in-the-money as of December 31, 2006. The remaining 7,085,064 outstanding options are out of the money as of December 31, 2006 and their intrinsic value was considered as zero.

	****)	The number of options exercisable as of December 2007 was 3,817,120 with a weighted average exercise price of $ 0.61.

Total intrinsic Value of options exercised during 2005 and 2006 was $ 1 and $ 6, respectively.

3.	The options outstanding as of December 31, 2007 have been separated into ranges of exercise price, as follows:

Outstanding				Exercisable

Range of exercise price	Options outstanding	Weighted average remaining contractual life	Weighted average exercise price	Options exercisable	Weighted average exercise price	Weighted average remaining contractual life

		Years				Years

$0.31-0.40	3,880,000	7.92	$0.40	1,714,375	$0.40	7.91
$0.48-0.80	6,125,434	8.61	$0.60	1,879,978	$0.60	8.25
$0.92-1.17	168,150	6.65	$1.00	168,150	$1.00	6.65
$1.63-1.88	38,667	5.95	$1.67	38,667	$1.67	5.95

$5.50-7.5	15,950	2.64	$7.02	15,950	$7.02	2.64

	10,228,201	8.30	$0.55	*)3,817,120	$0.57	7.98

*)

As of December 31, 2007, approximately 10,228,201 options were vested and expected to be vest. Option expected to be vest reflect an estimated forfeiture rate with a weighted average exercise price of $ 0.54 and weighted average remaining contractual life of 8.49 years.

As of December 31, 2007, the Company had approximately $ 2,187 of unrecognized compensation expenses related to non-vested stock options, expected to be recognized over four years.

F – 43

ELLOMAY CAPITAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13: – SHAREHOLDERS’ DEFICIENCY (Cont.)

4.	Weighted average fair values and exercise price of options on dates of grant are as follows:

	Equal market price			Exceed market price			Are less than market price

	2005	2006	2007	2005	2006	2007	2005	2006	2007

Weighted average exercise prices	$0.47	$0.61	$0.59	$0.41	$-	$-	$0.40	$-	$-

Weighted average fair value on grant date	$0.28	$0.45	$0.41	$0.23	$-	$-	$0.29	$-	$-

g.	The Company’s outstanding warrants as of December 31, 2007, are as follows:

Issuance date	Number of warrants issued	Exercise price per share	Warrants exercisable	Expiration date

March 2003	240,000	$0.34	240,000	September 2008
June 2003	27,000	$0.72	27,000	December 2008
August 2003	953,000	$0.62	953,000	January 2009
October 2003	1,019,230	$0.52	1,019,230	October 2008
March 2004	646,542	$1.54	646,542	March 2009
March 2004	112,903	$0.62	112,903	March 2009
March 2004	129,310	$1.16	129,310	March 2009
February 2002	50,000	$5.00	50,000	August 2009
April 2005	3,000,000	$0.75	3,000,000	April 2010
October 2005	25,714,286	$0.40	25,714,286	October 2010
December 2005	8,000,000	$0.35	8,000,000	December 2010
January 2007	2,131,596	$0.65	2,131,596	January 2012
February 2007	1,388,889	$0.65	1,388,889	February 2012

	43,412,756		43,412,756

h.	Dividends:

In the event that cash dividends are declared in the future, such dividends will be paid in NIS. A dividend paid to shareholders outside Israel will be converted into dollars, on the basis of the exchange rate prevailing at the date of payment. The Company does not intend to pay cash dividends in the foreseeable future.

F – 44

ELLOMAY CAPITAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 14: –	TAXES ON INCOME

a.	Israeli taxation:

	1.	Corporate tax structure:

Taxable income of Israeli companies is subject to tax at the rate of 29% in 2007, 27% in 2008, 26% in 2009, 25% in 2010 and thereafter.

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

F – 45

ELLOMAY CAPITAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 14: –	TAXES ON INCOME (Cont.)

The Company has decided to permanently reinvest the tax exempt profits resulting from the “Approved Enterprise” status and not to distribute such profits as dividends. Accordingly, no deferred income taxes have been provided in respect of the said tax exempt profits. As of December 31, 2007, the Company has no such retained tax exempt profits.

The law also entitles the Company to claim accelerated rates of depreciation on equipment used by the “Approved Enterprise” during five tax years.

Income from sources other than the “Approved Enterprise” during the benefit period will be subject to tax at the regular corporate tax rate.

On April 1, 2005, an amendment to the Investment Law came into effect (“the Amendment”) and has significantly changed the provisions of the Investment Law. The Amendment limits the scope of enterprises which may be approved by the Investment Center by setting criteria for the approval of a facility as a Beneficiary Enterprise, such as provisions generally requiring that at least 25% of the Beneficiary Enterprise’s income will be derived from export. Additionally, the Amendment enacted major changes in the manner in which tax benefits are awarded under the Investment Law so that companies no longer require Investment Center approval in order to qualify for tax benefits.

In addition, the Investment Law provides that terms and benefits included in any letter of approval already granted will remain subject to the provisions of the law as they were on the date of such approval. Therefore, the Company’s existing Approved Enterprise will generally not be subject to the provisions of the Amendment. As a result of the amendment, tax-exempt income generated under the provisions of the new law, will subject the Company to taxes upon distribution or liquidation.

In light of the HP transaction and losses incurred for tax purposes for the years 2005, 2006 and 2007 the Company will not be able to enjoy the “Approved Enterprise” tax status.

3.	Measurement of results for tax purposes under the Income Tax (Inflationary Adjustments) Law, 1985:

Results for tax purposes are measured in terms of earnings in NIS after certain adjustments for increases in Israel’s Consumer Price Index (“CPI”). As explained in Note 2b, the financial statements are measured in U.S. dollars. The difference between the annual change in Israel’s CPI and in the NIS/dollar exchange rate causes a difference between taxable income and the income before taxes shown in the financial statements. In accordance with paragraph 9(f) of SFAS No. 109, the Company has not provided deferred income taxes in respect of the difference between the functional currency and the tax bases of assets and liabilities. Subsequent to balance sheet date, in February 2008, the inflation adjustment law was cancelled.

F – 46

ELLOMAY CAPITAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 14: –	TAXES ON INCOME (Cont.)

	4.	Tax benefits under the Law for the Encouragement of Industry (Taxation), 1969:

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

Israeli income taxes and foreign withholding taxes were not provided for undistributed earnings of the Company’s foreign subsidiaries. The Company’s board of directors has determined that the Company will not distribute any amounts of its undistributed earnings as dividend. The Company intends to reinvest these earnings indefinitely in its foreign subsidiaries. Accordingly, no deferred income taxes have been provided. If these earnings were distributed to Israel in the form of dividends or otherwise, the Company would be subject to additional Israeli income taxes (subject to an adjustment for foreign tax credits) and foreign withholding taxes. The determination of the deferred tax liability is not practicable.

c.	Uncertain tax positions:

As of December 31, 2007, the total amount of unrecognized tax benefits was $ 3,428, which, if recognized, would affect the effective tax rates in future periods. Included in that amount are cumulative accrued interest and penalties in respect to uncertain tax positions of $ 556 at December 31, 2007, of which $ 164 for interest and penalties expenses were recorded during 2007. A reconciliation of the beginning and ending amounts of unrecognized tax benefits as of December 31, 2007 was as follows:

Balance as of January 1, 2007	$2,617
Current year tax positions	647
Increases related to prior years tax positions	164

Balance as of December 31, 2007	$3,428

F – 47

ELLOMAY CAPITAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 14: –	TAXES ON INCOME (Cont.)

The amount of income taxes paid by the Group is subject to ongoing audit by federal, state and foreign tax authorities, which often results in proposed assessments. Management performs a comprehensive review of its global tax positions on an annual basis and accrues amounts for contingent tax liabilities. Based on these reviews, the result of discussions and resolutions of matters with certain tax authorities and the closure of tax years subject to tax audit, reserves are adjusted as necessary. However, future results may include favorable or unfavorable adjustments to estimated tax liabilities in the period the assessments are determined or resolved. Additionally, the jurisdictions in which earnings and/or deductions are realized may differ from current expectations used as a basis for the above estimates. The Company does not expect that any tax audit would be completed within the next twelve months; therefore, the Company does not anticipate any significant impact on its unrecognized tax benefit balance in 2008.

d.	Theoretical tax expenses:

Statutory rate applied to corporations in Israel and the actual tax expense, is as follows:

	Year ended December 31,

	2005	2006	2007

Loss before taxes on income	$(14,668)	$(1,823)	$(5,582)

Statutory tax rate	34%	31%	29%

Theoretical tax benefit	$(4,987)	$(565)	$(1,619)
Increase (decrease) in taxes:
Approved enterprise	2,190	734	1,225
Reduced statutory tax rate of a subsidiary	111	(27)	226
Non-deductible expenses	590	105	1,168
Foreign exchange differences (see a3 above)	395	478	180
Utilization of carryforward losses for which valuation allowance was provided	(1,050)	(175)	(1,327)
Deferred taxes on losses, reserves and allowances for which a valuation allowance was provided	2,789	(452)	985

Actual tax expense	$38	$98	$838

Basic and diluted net loss per share amount of the tax benefit resulting from “Approved Enterprise” status	$0.07	*)	*)

*) Less than $ 0.01

F – 48

ELLOMAY CAPITAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 14: –	TAXES ON INCOME (Cont.)

e.	Taxes on income included in the statements of operations:

	Year ended December 31,

	2005	2006	2007

Current:
Domestic	$-	$-	$434
Foreign	144	98	404

Deferred:
Foreign	(106)	-	-

	$38	$98	$838

f.	Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Group’s deferred tax assets are as follows:

	December 31,

	2006	2007

Deferred tax asset:
Net operating losses and deductions carryforward	$27,169	$30,068
Stock-based compensation	358	649
Others	80	1,247

Deferred tax assets before valuation allowance	27,607	31,964
Valuation allowance (1)	(27,368)	(31,725)

Net deferred tax assets (2)	$239	$239

(1)

The Group has provided valuation allowances in respect of deferred tax assets resulting from tax losses carryforward and other temporary differences. Management currently believes that since the Company has a history of losses it is more likely than not that the deferred tax regarding all loss carryforwards (except in NUR Japan) will not be utilized in the foreseeable future.

(2)	As of December 31, 2007 and 2006, deferred taxes are recorded in current other accounts receivable and other assets.

F – 49

ELLOMAY CAPITAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 14: –	TAXES ON INCOME (Cont.)

g.	Carryforward tax losses and deductions:

As of December 31, 2007, Ellomay Capital Ltd. had available carryforward tax losses and deductions aggregating to approximately $ 35,000, which have no expiration date.

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

NUR Asia Pacific and NUR Shanghai had available carryforward losses as of December 31, 2007 aggregating to approximately $ 19,000, which have no expiration date.

NUR Japan had available carryforward losses as of December 31, 2007 aggregating to approximately $ 800, expiring in 2012.

NUR Europe and NUR Media Solutions had available carryforward losses as of December 31, 2007 aggregating to approximately $ 17,000 which have no expiration date.

h.	Loss before taxes on income consists of the following:

	Year ended December 31,

	2005	2006	2007

Domestic	$(11,296)	$(4,588)	$(8,747)
Foreign	(3,372)	2,765	3,165

	$(14,668)	$(1,823)	$(5,582)

F – 50

ELLOMAY CAPITAL LTD. AND ITS SUBSIDIARIES

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

The following table presents total revenues for the years ended December 31, 2005, 2006 and 2007 and long-lived assets as of December 31, 2006 and 2007:

	2005	2006		2007

	Total revenues	Total revenues	Long-lived assets	Total revenues	Long-lived assets

Asia	$12,401	$8,740	$359	$10,811	$327
Europe and Middle East	37,731	42,391	5,063	48,344	5,398
America	21,246	26,837	378	26,452	219

	$71,378	$77,968	$5,800	$85,607	$5,944

b.	Product lines:

Total revenues from external customers distributed on the basis of the Company’s product lines are as follows:

	Year ended December 31,

	2005	2006	2007

Printers and spare parts	$46,783	$50,120	$53,592
Ink	19,226	22,456	26,636
Others	1,063	-	-
Services	4,306	5,392	5,379

	$71,378	$77,968	$85,607

c.	Major customer data as a percentage of total revenues:

The Group did not have any major customers that represented 10% or more of the consolidated revenues for 2005, 2006 and 2007.

F – 51

ELLOMAY CAPITAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 16: –	SELECTED STATEMENTS OF OPERATIONS DATA

a.	Research and development, net:

	Year ended December 31,

	2005	2006	2007

Research and development expenses	$7,086	$5,827	$7,425
Less – participation of the government in research and development projects	-	-	379

	$7,086	$5,827	$7,046

b.	Financial expenses, net:

	Year ended December 31,

	2005	2006	2007

Expenses:
Interest on short-term bank credit and other charges	$(1,244)	$(385)	$(512)
Interest on long-term loans	(1,630)	(80)	(54)
Foreign currency loss	(4,350)	(6,423)	(9,329)

	(7,224)	(6,888)	(9,895)

Income:
Interest on bank deposits and other	132	193	36
Foreign currency gain	3,644	5,379	8,121

	3,776	5,572	8,157

	$(3,448)	$(1,316)	$(1,738)

NOTE 17: –	SUBSEQUENT EVENTS

In January 2008, a former distributor of one of the Company’s subsidiaries filed a lawsuit against the subsidiary claiming his distribution agreement was terminated in violation of its terms and seeking damages in the amount of $AUD 5,562 ($ 4,887). The Company’s subsidiary filed a statement of defense denying the claims and a counterclaim against the former distributor for non-payment and other damages in the amount of $ 882.

F – 52

[BDO McCabe Lo Limited Letterhead]

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of
NUR Asia Pacific Limited

We have audited the accompanying balance sheets of NUR Asia Pacific Limited (the “Company”) as of December 31, 2007 and 2006 and the related statements of operations, stockholders’ deficit and cash flows for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of NUR Asia Pacific Limited as of December 31, 2007 and 2006, and the results of its operations and cash flows for each of the three years in the period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

/s/ BDO McCabe Lo Limited

BDO McCabe Lo Limited
Certified Public Accountants

Hong Kong, 26 June 2008