Form 20-F
period 2008-12-31
Ellomay Capital Ltd.
filed 2009-03-31
CIK 946394

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ..............................................

For the transition period from ______ to ______

Commission File Number 000-26498

ELLOMAY CAPITAL LTD.
(Exact Name of Registrant as specified in its charter)

ISRAEL
(Jurisdiction of incorporation or organization)

Ackerstein Towers
11 Hamenofim St.
P.O.Box 2148
Herzliya 46120, Israel
(Address of principal executive offices)

Ran Fridrich, Interim CEO
Tel: +972-9-971-5613; Facsimile: +972-9-950-2942
Ackerstein Towers, 11 Hamenofim St.
Herzliya 46120, Israel
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act: None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Ordinary Shares
NIS 1.00 par value per share
Title of Class

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
Title of Class

        Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2008: 73,786,428 ordinary shares, NIS 1.00 par value per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act

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

Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐     Accelerated filer ☐     Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued ☐	Other ☐
by the International Accounting Standards Board

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act):

Yes ☒ No ☐

INTRODUCTION

        The following is the Annual Report on Form 20-F for the fiscal year ended December 31, 2008 of Ellomay Capital Ltd. Unless the context in which such terms are used would require a different meaning, all references to “Ellomay,” “us,” “we,” “our” or the “Company” refer to Ellomay Capital Ltd. and its consolidated subsidiaries.

        All references to “$,” “dollar,” “US$” or “U.S. dollar” are to the legal currency of the United States of America, references to “NIS” or “New Israeli Shekel” are to the legal currency of Israel and references to “Euro” or “EUR” are to the legal currency of the European Union.

        All trademarks, service marks, trade names and registered marks used in this report are trademarks, trade names or registered marks of their respective owners.

FORWARD-LOOKING STATEMENTS

        In addition to historical information, this annual report on Form 20-F contains forward-looking statements. Some of the statements under “Item 3.D: Risk Factors,” “Item 4: Information on Ellomay,” “Item 5: Operating and Financial Review and Prospects” and elsewhere in this annual report, constitute forward-looking statements. These statements relate to future events or other future financial performance, and are identified by terminology such as “may,” “will,” “should,” “expect,” “scheduled,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “aim,” “potential,” or “continue” or the negative of those terms or other comparable terminology. These forward-looking statements are subject to certain risks, uncertainties and assumptions about us that could cause actual results to differ materially from those reflected in the forward-looking statements. These forward-looking statements are based, among other things, on assumptions in connection with:

—	our ability to identify, evaluate and consummate suitable business opportunities and strategic alternatives;

—	the price and market liquidity of our ordinary shares;

—	the fact that we may be deemed to be an “investment company” under the Investment Company Act of 1940 under certain circumstances (including as a result of the investments of assets following the sale of our business), and/or the risk that we may be required to take certain actions with respect to the investment of our assets or the distribution of cash to shareholders in order to avoid being deemed an “investment company”;

—	our plans with respect to the management of our financial and other assets;

—	our exposure to indemnity claims from Hewlett-Packard Company following the sale of our business; and

—	the possibility of future litigation.

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

        To the extent that this Annual Report contains forward-looking statements (as distinct from historical information), we desire to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and we are therefore including this statement for the express purpose of availing ourselves of the protections of the safe harbor with respect to all forward-looking statements.

PART I

ITEM 1: Identity of Directors, Senior Management and Advisers

        Not Applicable.

ITEM 2: Offer Statistics and Expected Timetable

        Not Applicable.

ITEM 3: Key Information

A.	Selected Financial Data

        The selected consolidated statements of income (operations) data for the years ended December 31, 2006, 2007 and 2008, and the selected consolidated balance sheet data as of December 31, 2007 and 2008, have been derived from the audited consolidated financial statements of Ellomay Capital Ltd. set forth in “Item 18: Financial Statements.” The selected consolidated statement of operations data for the years ended December 31, 2004 and 2005 and the selected consolidated balance sheet data as of December 31, 2004, 2005 and 2006 have been derived from our audited consolidated financial statements not included in this report. Our consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles.

        In February 2008 we sold our business to Hewlett-Packard Company (“HP”) pursuant to an assets purchase agreement executed on December 9, 2007 (the “Asset Purchase Agreement”), as more fully described below under Item 10.C “Material Contracts.” As we have not to date purchased an operating business since the sale of our business to HP, the results of operations relating to the business sold continue to be reported in our consolidated financial statements in full detail, rather than reported as discontinued operations in accordance with SFAS 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” See Note 1b to our consolidated financial statements included in this Annual Report. As part of the HP Transaction, we sold our holdings in three wholly owned subsidiaries (NUR Europe, NUR Japan and NUR Do Brazil) to several of HP’s subsidiaries. Following the consummation of the HP Transaction, we wholly own, directly and indirectly, several subsidiaries that are currently inactive and we are in the process of dissolving, or have already arranged for the dissolution of, a number of such inactive subsidiaries.

        The following tables present the financial data for Ellomay together with its subsidiaries as of the periods presented, some of which were sold to HP and some of which have been dissolved during 2008: Salsa Digital Printers (dissolved in 2008), NUR America (dissolved in 2008), NUR Europe (sold to HP), NUR DO Brazil Ltda. (sold to HP), NUR Japan (sold to HP), NUR Shanghai, NUR Asia Pacific, NUR Media Solutions, NUR Hungary Trading and Software Licensing Limited Liability Company, Encre Consumables B.V., NUR Italy, NUR UK, Excite Ink and NUR Pro Engineering.

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

Consolidated Statements of Income (Operations) Data
(in thousands of U.S. Dollars except per share and share data)

	Year ended December 31,
	2004	2005	2006	2007	2008

Revenues:
Products	71,326	67,072	72,576	80,228	10,568
Services	5,397	4,306	5,392	5,379	842

Total revenues	76,723	71,378	77,968	85,607	11,410

Cost of revenues:
Products	44,612	43,505	43,060	46,549	7,927
Inventory write-off	9,658	2,721	806	1,169	197

	54,270	46,226	43,866	47,718	8,124
Services	6,278	5,772	7,379	8,759	2,862

Total cost of revenues	60,548	51,998	51,245	56,477	10,986

Gross profit	16,175	19,380	26,723	29,130	424

Operating expenses:
Research and development, net	8,008	7,086	5,827	7,046	1,942
Selling and marketing	9,529	10,865	11,747	13,815	3,075
General and administrative	10,819	12,171	9,803	11,129	9,830
Doubtful accounts expenses (income)	6,266	(1,132)	(314)	942	368
Amortization of other intangible assets	862	169	167	42	-

Total operating expenses	35,484	29,159	27,230	32,974	15,215

Operating loss	(19,309)	(9,779)	(507)	(3,844)	(14,791)
Gain on sale of Company's business, net	-	-	-	-	95,137
Financial income (expenses), net	(2,639)	(3,448)	(1,316)	(1,738)	7,596

Income (loss) before taxes on income	(21,948)	(14,668)	(1,823)	(5,582)	87,942
Taxes on income	19	38	98	838	966

Net Income (loss)	$(21,967)	$(14,706)	$(1,921)	(6,420)	86,976

Basic earnings (loss) per share	$(0.91)	$(0.46)	$(0.03)	$(0.09)	$1.19

Diluted earnings (loss) per share	$(0.91)	$(0.46)	$(0.03)	$(0.09)	$1.01

Weighted average number of shares used for
computing basic earnings (loss) per share	24,235,406	31,932,345	60,506,854	71,537,501	72,972,565

Weighted average number of shares used for
computing diluted earnings (loss) per share	24,235,406	31,932,345	60,506,854	71,537,501	86,102,748

Consolidated Balance Sheet Data
(in thousands of U.S. Dollars except share data)

	At December 31,
	2004	2005	2006	2007	2008

Working capital (deficiency)	$(27,744)	$(3,254)	$546	$(4,782)	$76,119
Total assets	$51,586	$39,716	$41,203	$52,327	$78,278
Total liabilities	$75,228	$67,270	$62,206	$74,506	$7,349
Total shareholders' Equity (deficiency)	$(23,642)	$(27,554)	$(21,003)	$(22,179)	$70,929
Capital stock	$56,631	$74,211	$75,591	$82,850	$89,109
Ordinary shares outstanding	26,165,215	60,498,062	60,523,886	72,710,505	73,786,428

B.	Capitalization and Indebtedness

        Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

        Not Applicable.

D.	Risk Factors

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

        We have sold our business and currently conduct no business activities. In February 2008, we sold our wide-format printing business, through the sale of substantially all of our assets and liabilities relating to such business, to HP. We have since held our assets, which currently mainly consist of the cash consideration received from HP, in cash and cash equivalents. Since the consummation of the sale of our business, we have concentrated on activities relating to the investment of our funds and handling the winding up of the operations that were not transferred to HP and the remaining aspects relating to the transfer of the business to HP, as well as pursuing our current plan of operation, which is to identify and evaluate suitable business opportunities and strategic alternatives, including through the acquisition of all or part of an existing business, pursuing business combinations or otherwise. Other than activities relating to the transfer of our business to HP, attempting to locate such business opportunities and activities relating to the investment of our funds, we do not currently conduct any operations.

        We are exposed to potential liabilities in connection with the sale of our business to HP. In connection with the sale of our business to HP, we have agreed to indemnify HP and its subsidiaries that purchased our assets, and their respective officers, directors, employees and affiliates, for certain breaches of the Asset Purchase Agreement, including, among others, any breach or inaccuracy of the representations and warranties, any liabilities that were not assumed by HP and certain environmental matters. Our indemnification liability pursuant to the Asset Purchase Agreement is generally limited to amounts deposited in an escrow account pursuant to such Agreement ($9.5 million deposited in an indemnity escrow account for a period of 18 months and $5 million deposited for a period of 24 months). However, we agreed that claims for indemnity relating to certain liabilities, including, among others, fraud, willing and intentional breach of warranties, liabilities arising in connection with assets or liabilities that were not purchased by HP, failure to comply with certain restrictive covenants and environmental issues, will not be limited to the amounts deposited in escrow. A claim against us could result in substantial cost, that may, if it relates to certain issues, be paid from sources other than the funds deposited in escrow, which would have a negative impact on our financial condition. The representations and warranties made by us in the Asset Purchase Agreement survive for a period of 18 months following the closing date of the transaction, which occurred on February 29, 2008.

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

        If we do not conduct an adequate due diligence investigation of a target business, we may be required to subsequently take write-downs or write-offs, restructuring, and impairment or other charges that could have a significant negative effect on our financial condition, results of operations and our stock price, which could cause you to lose some or all of your investment. We must conduct a due diligence investigation of the target businesses we intend to acquire. Intensive due diligence is time consuming and expensive due to the operations, accounting, finance and legal professionals who must be involved in the due diligence process. Even if we conduct extensive due diligence on a target business, we cannot assure you that this due diligence will reveal all material issues that may affect a particular target business, or that factors outside the control of the target business and outside of our control will not later arise. If our due diligence review fails to identify issues specific to a target business, industry or the environment in which the target business operates, we may be forced to later write-down or write-off assets, restructure our operations, or incur impairment or other charges that could result in losses. Even though these charges may be non-cash items and not have an immediate impact on our liquidity, the fact that we report charges of this nature could contribute to negative market perceptions about us or our ordinary shares.

        The current general economic and business condition around the world and any subsequent economic downturn may adversely affect our ability to consummate a business combination, the prospects of any business we may acquire and the trading price of our ordinary shares. During the past two years, and particularly since September 2008, due to the severity of the crisis affecting financial institutions in the United States and in Europe, the rising costs of various commodities, the lack of growth and economic development in the United States and Europe (and, beginning in late 2008, in the rest of the developed world and emerging economies as well) and the developing recession, the general economic and business condition in many countries around the world has worsened, affecting, among other things, credit ratings of borrowers, the perceived and actual credit risks faced by lenders and purchasers of debt securities, the spending habits of consumers, and the ability to procure financing. Although this current crisis may present certain opportunities to companies such as Ellomay that are seeking prospective business combinations, if this current crisis continues, or any further economic downturns ensue, it may adversely affect our ability to procure financing required for prospective business combinations, the value of businesses we acquire and our financial condition and results of operations. In addition, this economic downturn also affects the trading prices of securities in various capital markets around the world and may significantly and adversely affect the trading price of our ordinary shares.

        We may not be able to consummate a business combination that will be beneficial to our shareholders. We expect to encounter intense competition from entities having a business objective similar to ours, including venture capital funds, private equity funds, special purpose acquisition companies, operating businesses competing for acquisitions, and blank check companies, especially as the prices of potential targets decrease due to the current global financial crisis. Many of these potential acquirers are well established and have extensive experience in identifying and effecting business combinations directly or through affiliates. Such entities may possess greater technical, human and other resources than we do and our financial resources may be relatively limited when contrasted with those of many of these competitors. In addition, our history of operations and potential exposures relating to our previous operations may limit our ability to consummate a business combination that will be beneficial to our current shareholders.

        When we do select a prospective target business or business in which to invest or with which to complete a business combination, we may be unable to ascertain the merits or risks of any particular target business’s operations. To the extent we complete a business combination or investment transaction, we may be affected by numerous risks inherent in the business operations of the acquired business or businesses. Although our management will endeavor to evaluate the risks inherent in a particular target business, we cannot assure you that we will properly ascertain or assess all of the significant risk factors, or that we will have adequate resources to perform a complete due diligence process.

        The consummation of a business combination may lead to the dilution of the value of our shares, and may involve the issuance of additional shares of our capital stock or the issuance of debt securities. Issuance of our capital stock would have a dilutive effect over the interests of our shareholders. In the event we enter into a business combination or similar arrangement, it may involve the allocation of a significant amount of cash held by us as a result of the sale of our business to HP. Depending upon the value of the assets acquired in such business combination or investment, the per share value of our ordinary shares may increase or decrease, possibly significantly. In addition, we may need to raise additional financing by issuing our ordinary shares to investors, issuing debt securities or incurring bank or other debt in order to consummate business combinations or acquisitions, and the difficulty of raising capital in the current capital markets environment makes it possible that such ordinary shares or debt securities may be issued at discounts from prevailing market prices. Our second amended and restated articles authorize the issuance of up to 170,000,000 ordinary shares. There are currently 54,893,379 ordinary shares available for issuance (after appropriate reservation for the issuance of the shares upon full exercise of our outstanding stock options and warrants). The issuance of additional ordinary shares may significantly reduce your equity interest in Ellomay and may adversely affect prevailing market prices for our ordinary shares. The incurrence of bank debt or the issuance of debt securities may place restrictions on our ability to operate our business, including leading to default and foreclosure on our assets, subjecting us to restrictive covenants and limiting our ability to obtain additional financing.

        Our ability to successfully effect business combinations or acquisitions and to be successful thereafter will be significantly dependent upon the efforts of our key personnel. Several of our key personnel allocate their time to other businesses. Our ability to successfully effect a business combination or acquisition is dependent upon the efforts of our key personnel, including Shlomo Nehama, our chairman of the board, and other members of our board of directors. Although we have entered into a Management Services Agreement with entities affiliated with three of our board members, including Mr. Nehama, these and our other directors are not required to commit their full time to our affairs, which could create a conflict of interest when allocating their time between our operations and their other commitments. If our directors’ other business affairs require them to devote more substantial amounts of time to such affairs, it could limit their ability to devote time to our affairs and could have a negative impact on our ability to consummate a business combination.

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

        If we are characterized as a passive foreign investment company, our U.S. shareholders may suffer adverse tax consequences. As a result of the sale of our business to HP in February 2008, our assets mainly consist of cash and cash equivalents producing passive income. If, for any taxable year, our passive income, or our assets that produce passive income, exceed specified levels, we may be characterized as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. This characterization could result in adverse U.S. tax consequences for our U.S. shareholders, which may include having gains realized on the sale of our ordinary shares treated as ordinary income, rather than as capital gains income, and having potentially punitive interest charges apply to the proceeds of sales of our ordinary shares and certain distributions. The tests for determining PFIC status are applied annually and it is difficult to make accurate predictions of future income and assets, which are relevant to this decision. Although we believe that for fiscal year 2008 we met the requirements set forth in Section 1298(b)(3) of the Internal Revenue Code, providing an exception from the PFIC status for a “change of business” situation, we cannot assure you, that the Internal Revenue Service or the courts would agree with our conclusion if they were to consider our situation. In addition, we cannot use such exception for two years in succession and therefore if we will meet the criteria of a PFIC, as set forth in the Internal Revenue Code, for fiscal year 2009, we will lose our exception from PFIC status for fiscal 2008 as well. The determination of our PFIC status for fiscal year 2009 will depend on the type of assets we will hold during that year and the income derived from such assets, and if we were to avoid being classified as a PFIC for this year, this would require the closing of an acquisition of an operating business to occur within fiscal 2009, an occurrence that cannot be currently anticipated or in any way assured. Certain elections may be used to reduce or eliminate the adverse impact of the PFIC rules for holders of our shares, but these elections may be detrimental to the shareholder under certain circumstances. The PFIC rules are extremely complex and U.S. investors are urged to consult independent tax advisers regarding the potential consequences to them of our possible classification as a PFIC. For a more detailed discussion of the consequences of our being classified as a PFIC, see “Item 10.E: Taxation” under the caption “U.S. Tax Considerations Regarding Ordinary Shares.”

        We may be deemed an “investment company” under the Investment Company Act of 1940, which could subject us to material adverse consequences. As a result of the sale of our business to HP, we could be deemed to be an “investment company” under the Investment Company Act of 1940 (the “Investment Company Act”). During the twelve-month period following the sale of our business to HP, we were not deemed an “investment company” under the Investment Company Act, as we relied on an exemption from that act for transient investment companies for a twelve-month period. As we have not entered into a business combination or developed an operating business and such period has expired, unless we limit the nature of our investments and assets and succeed in making strategic “controlling” investments, we may be deemed to be an “investment company.” If we were deemed to be an “investment company,” we would not be permitted to register under the Investment Company Act without an order from the SEC permitting us to register because we are incorporated outside of the United States and, prior to being permitted to register, we would not be permitted to publicly offer or promote our securities in the United States. Such order would subject us to additional commitments and regulatory compliance. We may be required to restrict our investments, in the short-term and in the long-term, so as not to fall within the statutory definition of investment company. Such investments might not be as favorable to us as the investments we might make if we were not potentially subject to regulation under the Investment Company Act. We seek to conduct our operations, including by way of investing our cash and cash equivalents, to the extent possible, so as not to become subject to regulation under the Investment Company Act. In addition, because we are actively engaged in exploring and considering strategic investments and business opportunities we do not believe that we are engaged in “investment company” activities or business.

        We have undergone, and may in the future undergo, tax audits and may have to make material payments to tax authorities at the conclusion of these audits, including in connection with the sale of our business to HP. Previously to the sale of our business to HP, we conducted business globally and a substantial part of our operations was conducted in various countries. Our domestic and international tax liabilities are subject to the allocation of revenues and expenses in different jurisdictions and the timing of recognizing revenues and expenses and were not assumed or purchased by HP as part of the business sold. Additionally, the amount of income taxes paid is subject to our interpretation of applicable laws in the jurisdictions in which we file. Not all of the tax returns of our operations in other countries and in Israel are final and may be subject to further audit and assessment by the applicable tax authorities. The consummation of the transaction with HP may increase the likelihood of additional audits of our tax returns in the future. While we believe we comply with applicable income tax laws, there can be no assurance that a governing tax authority will not have a different interpretation of the law and assess us with additional taxes, as a result of which our future results may be adversely affected.

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

        Because our ordinary shares have been removed from quotation on Nasdaq and the trading price of our ordinary shares is less than $5.00 per share, trading in our ordinary shares may become subject to the requirements of Rule 15g-9 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Although we currently meet the criteria of average revenues in excess of $6 million set forth in Rule 3a51-1(g)(2) which exempts our ordinary shares from being deemed “penny stock, brokers are still subject to special record keeping requirements with respect to our ordinary shares and must demonstrate that we have met these criteria. In addition, if we do not consummate the acquisition of an operating business in 2009, or if the businesses we do acquire lack sufficient revenues, our ordinary shares may be deemed “penny stock” and would then be subject to the full sales practice requirements of Rule 15g-9. Pursuant to Rule 15g-9, brokers and dealers who recommend penny stocks to persons other than established customers and accredited investors must satisfy special sales practice requirements, including a requirement that they make an individualized written suitability determination for the purchaser and receive the purchaser’s written consent prior to the transaction.

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

        Currency fluctuations may affect the value of our assets and decrease our earnings. Substantially all of the consideration for the sale of our business to HP was paid to us in US$. Some of our retained assets and liabilities however are denominated in other currencies. The devaluation of the US$ against such other currencies and other currency fluctuations may decrease the value of our assets and could impact our business.

        Our stock price has decreased significantly and may continue to be volatile, which could adversely affect the market liquidity of our ordinary shares and our ability to raise additional funds. Our ordinary shares have experienced substantial price volatility, particularly as there is very limited volume of trading in our ordinary shares and every transaction performed significantly influences the market price. The market price for our ordinary shares has generally followed a historical downward trend since 2000.  On May 19, 2005, our ordinary shares were delisted from the Nasdaq Capital Market due to our failure to comply with the minimum stockholders’ equity requirement for continued listing. Our ordinary shares are currently quoted on the over-the-counter market in the “Pink Sheets” under the symbol “EMYCF.PK.” We are now subject to price and volume fluctuations that affect trading in the securities of shell companies, special purpose acquisition companies and other publicly traded investment vehicles. These factors, as well as general economic and political conditions, may materially adversely affect the market price of our ordinary shares in the future. Additionally, volatility or a lack of positive performance in our stock price may adversely affect our ability to retain or attract key employees, many of whom are generally granted stock options as part of their compensation package, and negatively affect our ability to raise funds through both debt and equity, discourage potential customers and partners from doing business with us, and could result in a material adverse effect on our business, financial condition, and results of operations.

        If we fail to maintain effective disclosure controls and procedures and internal controls over financial reporting in accordance with Sections 302 and 404 of the Sarbanes-Oxley Act, our business, operating results and share price could be materially adversely affected. The Sarbanes-Oxley Act of 2002 imposes certain duties on us and our executives and directors. Our efforts to comply with the requirements of Section 404, have resulted in increased general and administrative expense and a diversion of management time and attention, and we expect these efforts to require the continued commitment of resources. Pursuant to the requirements of Sections 302 and 404 of the Sarbanes-Oxley Act of 2002, our management is required to design and evaluate the effectiveness of our disclosure controls and procedures and of our internal control over financial reporting as of the end of the fiscal year that is the subject of this report. Following its review of our internal controls for the fiscal years ended December 31, 2006 and 2007, our management concluded that due to the material weaknesses identified in our internal controls over financial reporting, our disclosure controls and procedures as of the end of such fiscal years were not effective. In addition, due to the existence of these material weaknesses, our management concluded that our internal control over financial reporting was not effective as of December 31, 2007. Although we have implemented corrective measures, documented and tested our internal control systems and procedures and have made improvements in order for us to comply with the requirements of Section 404 and while our management concluded that our disclosure controls and procedures and our internal control over financial reporting were effective as of December 31, 2008, we may still be exposed to claims from regulatory authorities and our shareholders in connection with our ineffective controls in prior years. In addition, we cannot predict the outcome of our testing in future periods. See “Item 15: Controls and Procedures.” Beginning with our annual report for our fiscal year ending December 31, 2009, our report in connection with internal control over financial reporting must also contain a statement that our independent registered public accounting firm have issued an attestation report on their assessment of the effectiveness of such internal controls. Once we acquire an operating business, we may be required to implement new internal control procedures over financial reporting. We may also experience higher than anticipated operating expenses and fees in this context. If we are unable to implement these changes effectively or efficiently, or if our internal controls are found to be ineffective in future periods, whether by our management or by our independent registered accounting firm, it could harm our financial reporting or financial results, impact the market price of our ordinary shares, and could result in our being unable to obtain an unqualified report on internal controls from our independent registered public accounting firm.

        We are controlled by a small number of shareholders, who may make decisions with which you may disagree. In February and March 2008, a group of investors comprised of Kanir Joint Investments (2005) Limited Partnership (“Kanir”) and S. Nechama Investments (2008) Ltd. (“Nechama Investments”), acquired a substantial amount of our securities in a series of private transactions and have also entered into a shareholders agreement. Consequently, these shareholders currently hold 62% of our outstanding ordinary shares and, taking into account the convertible securities and other rights held by them, are currently the beneficial owners of 72.3% of our ordinary shares. Therefore, acting together, they could exercise significant influence over our business, including with respect to the election of our directors and the approval of change in control and other material transactions. This concentration of control may have the effect of delaying or preventing changes in control or changes in management, or limiting the ability of our other shareholders to approve transactions that they may deem to be in their best interest. Moreover, at our general meeting of shareholders held on December 30, 2008, our shareholders adopted our Second Amended and Restated Articles, which were presented to our shareholders at the request of Kanir and Nechama Investments. Several of the amendments, including the casting vote provided to our Chairman of the Board under certain circumstances and the ability of members of our Board to demand that certain issues be approved by our shareholders, requiring a special majority, all as more fully described in “Item 10.B: Memorandum of Association and Second Amended and Restated Articles,” may have the affect of delaying or preventing certain changes and corporate actions that would otherwise benefit our shareholders.

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

        We were incorporated as an Israeli corporation under the name Nur Advertisement Industries 1987 Ltd. on July 29, 1987. On August 1, 1993, we changed our name to NUR Advanced Technologies Ltd., on November 16, 1997, we again changed our name to NUR Macroprinters Ltd and on April 7, 2008, in connection with the closing of the sale of our business to HP, we again changed our name to Ellomay Capital Ltd. Our corporate governance is controlled by the Israeli Companies Law, 1999, as amended (the “Companies Law”).

        Our ordinary shares were traded on the Nasdaq National Market between October 1995 and July 2003. During 2002, the bid price for our ordinary shares closed below the minimum bid price of $1.00 per share as required for continued listing on the Nasdaq National Market for a period of 30 consecutive trading days. Accordingly, in July 2003, we transferred our securities to the Nasdaq Capital Market, whereby we were granted an extension of 180 days to meet the minimum requirement of $1.00 per share. We regained compliance with this requirement in October 2003. Our ordinary shares were traded on the Nasdaq Capital Market between July 2003 and May 2005. As a result of our failure to comply with the minimum $2.5 million stockholders’ equity requirement for continued listing set forth in Marketplace Rule 4320(e)(2)(B) and Rule 4310(c)(3)(A), our ordinary shares were delisted from the Nasdaq Capital Market on May 19, 2005 and are currently quoted in the over-the-counter market in the “Pink Sheets” under the symbol “EMYCF.PK.”

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

        On February 29, 2008 (the “APA Closing Date”), the sale of our business to HP was finalized. The base purchase price pursuant to the Asset Purchase Agreement is $117.5 million. The purchase price was subject to upward or downward adjustment based on the net debt (bank debt less cash balances) of the Company and its subsidiaries that were not purchased by HP as of the APA Closing Date. The purchase price adjustment on such date was approximately $4 million, increasing the total consideration under the Asset Purchase Agreement from $117.5 million to $121.5 million. Following the APA Closing Date, the parties reached a mutual resolution to assign NUR Europe’s facilities and related capital lease to a third party. Therefore, we were entitled to additional net proceeds (after deduction of HP’s expenses in connection with such capital lease and other expenses that were to be borne by us pursuant to the Asset Purchase Agreement) in the amount of $1.1 million as additional consideration for NUR Europe’s shares, increasing the aggregate consideration in connection with the HP Transaction to $122.6 million.

        Of the total consideration:

—	$103.9 million was transferred to us on the APA Closing Date.

—	$1.6 million was withheld by HP until final calculation of the net debt as of the APA Closing Date. Based on the final net debt calculation we were entitled only to an amount of $1.504 million, which was transferred to us on July 30, 2008.

—	$1.5 million was withheld by HP until the resolution of NUR Europe’s obligations with respect to its capital lease and Government grants. Of the $1.5 million withheld, an amount of $1 million was transferred to us on December 2, 2008 as a result of the assignment of NUR Europe’s facilities and related capital lease to a third party. The $0.5 million withheld in connection with NUR Europe’s obligations with respect to the government grants is still being held by HP.

—	Of the additional proceeds in the amount of $1.1 million related to NUR Europe’s facilities, a total amount of $0.4 million was transferred to us on December 18, 2008 and an additional amount of approximately $0.7 million was transferred to us on March 13, 2009.

—	The remaining $14.5 million was deposited into an escrow account to secure the indemnity obligations of the Company and its remaining subsidiaries. The escrow funds, net of amounts distributed to HP in satisfaction of indemnity obligations, are to be distributed to us in two installments: $9.5 million is to be distributed eighteen months following the APA Closing Date and $5 million is to be distributed to us twenty-four months following the APA Closing Date.

        In March 2008, following the consummation of the HP Transaction, we repaid our short-term debt to our lender banks, Bank Hapoalim B.M., Bank Leumi Le-Israel B.M. and Israel Discount Bank Ltd. (the “Banks”), in the amount of $9.8 million and, in early April 2008, we fully repaid our long-term debt to the Banks in the amount of $12.1 million.

        Our current plan of operation is to identify and evaluate suitable business opportunities and strategic alternatives, including through the acquisition of all or part of an existing business, pursuing business combinations or otherwise. Following the closing of the HP Transaction, we have ceased conducting any operating activity and currently substantially all of our assets consist of cash and cash equivalents. We now only conduct activities relating to the attempt to locate business opportunities and strategic alternatives, activities relating to the investment of our funds and activities relating to the winding up of the operations that were not transferred to HP and the remaining aspects relating to the transfer of the business to HP.

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

        During the first half of 2006 we made leasehold improvements in our new manufacturing site in Lod, Israel. We invested in these leasehold improvements approximately $0.80 million. During 2007, our ERP system and IT infrastructure was upgraded for an aggregate investment of approximately $0.69 million. During 2008, we did not have any principal capital expenditures or divestitures and we do not have any principal capital expenditures and divestitures currently in progress.

        For more information on our financing activities please refer to “Item 5: Operating and Financial Review and Prospects.”

B.	Business Overview

        Following the closing of the HP Transaction and the sale of our operating business to HP and several of its subsidiaries on February 29, 2008, we ceased substantially all of the operations of our business as conducted prior thereto. We currently hold substantially all of our assets in cash and cash equivalents. Our current plan of operation is to identify and evaluate suitable business opportunities and strategic alternatives, including through the acquisition of all or part of an existing business, pursuing business combinations or otherwise. While we are actively exploring strategic transactions and opportunities, we have not targeted any particular industry or specific business within an industry in which to pursue such opportunities.

        The following is a description of the business conducted by us prior to the closing of the HP Transaction:

        Prior to the closing of the HP Transaction, we were a leading supplier of wide format and super-wide format digital printing systems worldwide. We developed, manufactured, sold and serviced digital color printers for the printing of large images such as billboards, posters and banners, point of purchase displays, exhibition and trade show displays, as well as decorations and backdrops for construction scaffolding covers, showrooms, television and film studios, museums and exhibits. We also supplied our customers with ink and solvent products for use with wide format and super-wide format digital printers.

        We conducted the research and development activities related to printing equipment and ink at its facility in Lod, Israel. We had worldwide marketing, sales and service subsidiaries or divisions in Europe, North America, South America, Asia Pacific and the Middle East and Africa regions.

        We offered several lines of printers in the wide and super-wide format categories which were either solvent-ink based or UV-ink based. In the solvent-ink based printers market we offered the NUR Fresco series and the NUR Tango. In the UV-ink based printers market, we offered the NUR Tempo series and the NUR Expedio series. These printers are sometimes referred to collectively herein as “our printers.”

        We also sold specialized ink products for use with our printers. The ink products previously sold by us to our customers for use with the NUR Fresco, NUR Ultima, NUR Salsa, NUR Blueboard, NUR Tempo, NUR Expedio and NUR Tango printers were resistant to water and ultraviolet rays and were well suited for indoor and outdoor use.

        We sold our printers and related products primarily to commercial digital printers, design and service firms, screen printers, commercial photo labs, outdoor media companies and trade shops. As of the consummation of the sale of our business to HP, our printers were installed in more than 800 sites throughout Europe, North and South America, Africa and Asia.

Industry Background

        The market for printed applications requiring wide format and super-wide format printing has expanded during the last few years during which we were active in such market. Wide format and super-wide format printing applications include billboards, flags, posters and banners, special event and trade show displays, point of purchase displays, fleet graphics, decorations and backdrops. For example, the retail, automotive, restaurant, travel and gasoline industries used outdoor advertising to promote their products in numerous locations including roadside billboards and posters displayed on streets and buildings, as well as the outside of buses, vans, trucks and trains, so-called vehicular graphics. Wide format and super-wide format prints could also be found in theaters as stage decorations, in museums and exhibitions as backdrops or displays and on construction sites as building site coverings. Prior to the introduction of digital printing systems, wide format and super-wide format short-run prints were produced either by hand painting, which is relatively slow and expensive, and produces lesser quality images, or by screen or offset printing, both of which are relatively expensive and time consuming processes.

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

Wide Format and Super-wide Format Digital Printing

        The introduction of digital printing has aided in the transformation of the wide format and super-wide format printing industry by lowering set-up costs, shortening turnaround time and reducing labor requirements. Digital printing involves the production of hard-copy images and text from digital data that is either generated on a computer at the printing site or originated by a customer on the customer’s computer system. The digital data is then transferred directly from an electronic pre-press or desktop publishing system to the digital printer. During our operations in the digital printing business, there were several digital printing technologies available, including electrostatic, piezo drop-on-demand, thermal transfer and continuous inkjet printing.

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

Products

        Our revenues were derived primarily from the sale and service of our printers and the sale of ink and solvent products used with our printers. See “Item 5.A: Geographic Breakdown of Revenues” for more information on the breakdown of revenues by category of activity and into geographic markets. As previously mentioned, all products detailed herein have been sold to HP in connection with the HP Transaction and are no longer manufactured, sold or serviced by us.

Printers

UV-Ink Based Roll-Fed Printers

NUR Expedio™ Series

        The NUR Expedio Series included NUR Expedio 5000, a 5-meter/16-feet super-wide inkjet production printer, NUR Expedio™ Revolution, a billboard printer using a special billboard ink, NUR Expedio™ 3200, a 3.2 meter, UV roll-to-roll printer, , NUR Expedio™ Inspiration, a 3.2 meter, wide-format inkjet production printer with the ability to print on both flexible and rigid materials when combined with the NUR Expedio™ 3200 / Expedio Inspiration Flatbed Module, a flatbed add-on module for the NUR Expedio 3200 and the NUR Expedio Inspiration wide-format UV-inkjet production printers.

UV-Flatbed Digital Printers

NUR Tempo Series

        The NUR Tempo Series included the NUR Tempo, able to print on almost any type of substrate, NUR Tempo L, a mid-range, four-color flatbed printer, NUR Tempo II, a flatbed wide-format inkjet printer and NUR Tempo Q, a high quality printer with increased printing capacity.

Solvent-ink based Digital Printers

NUR Fresco™ Series

        The NUR Fresco Series included NUR Fresco, a printer that used piezo drop-on-demand inkjet technology, NUR Fresco HiQ 8C, a printer based on a previous model printer which was modified to print using eight-color mode instead of the standard four-color mode, NUR Fresco X-Press 100, a printer that extended the productivity and versatility of the NUR Fresco photorealistic production printers to accommodate long print runs and high volume production environments, NUR Fresco II series, a series that replaced the NUR Fresco HiQ models and NUR Fresco III, a printer with higher speeds and productivity.

NUR Tango

        The NUR Tango printer was manufactured by a third party under an exclusive OEM agreement and provided high production speeds and additional Color Activator (dryer) and switch-able Ink system for direct or indirect solvent dye sublimation printing. The OEM agreement was terminated prior to the consummation of the HP Transaction.

Our Printers – General

        Our printers required little operator supervision, enabling one operator to run several machines at once. While the operators must have been specifically trained in the operation of our printers, unlike conventional methods such as offset printing, no special color mixing skills are required.

        As compared to traditional methods of wide format and super-wide format printing, our printers could significantly reduce the set-up and operating costs associated with each print job. Both the number of personnel and the number of skilled personal that were required for the operation of our printers were lower than in traditional methods of wide-format and super-wide format printing. These advantages made wide format and super-wide format short-run color printing significantly more economical than is possible using traditional printing methods. Additionally, the relatively quick turnaround for the printed product enabled our printers to produce more output in a given period, thereby further lowering the costs of labor per print.

        Unlike hand painting, screen or offset printing, the layout can be viewed through the pre-press workstation prior to printing, permitting last minute fine-tuning. By running a single copy of the print, corrections of text, enhancements of images, and additions of color can all be accomplished with minimal time, effort and cost. Additionally, since the format can readily be changed, our printers allowed the end-user to make each print in the run different, with little time, effort, or additional cost. For example, if so desired, different languages, graphics and text could be added to each print in a run.

        As of the end of fiscal 2007, the retail prices of our printers generally ranged from $120,000 to $450,000 per machine.

Consumables

Inks

        The NUR Tempo and NUR Expedio printers use specialized UV-curable inks. The ink used was resistant to water and ultraviolet rays, making it fairly durable and thus well suited for outdoor conditions. The NUR Tempo, through the utilization of the ink, can print on almost an unlimited variety of substrates. The NUR Expedio also prints on a variety of media. The ink we sold enabled the output of the NUR Tempo and NUR Expedio to be used both for indoor and outdoor advertising without additional lamination.

        The NUR Fresco and NUR Ultima printers use specialized all-in-one solvent-pigment based ink designed for the needs of the wide format and super-wide format market and suited for drop-on-demand technology printers. This ink was developed to ensure color-real, long lasting, color consistent, weather resistant prints. The NUR Blueboard printers that were in our installed base as of the consummation of the HP Transaction, use specialized solvent-based pigmented ink designed for the needs of billboard application. The ink is resistant to water and ultraviolet rays, making it fairly durable and thus well suited for outdoor conditions.

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

        In addition, we worked to develop, market and sell a wide range of advanced ink products, all of which are designed to work with our previously existing range of printers.

        The Israeli Government, through the Fund for the Encouragement of Marketing Activities of the Ministry of Industry, Trade and Labor (the “Marketing Fund”), awarded participation grants for marketing expenses incurred overseas. During 2007 and 2008 we did not receive grants from the Marketing Fund and we were not eligible to receive such grants. Under the terms of grants awarded to us in prior years by the Marketing Fund, we were obligated to pay a royalty of 3-4% of the export added value to the Marketing Fund until 100%-150% of the grants received in prior years had been repaid. In connection with a dispute with the Ministry of Industry, Trade and Labor, we withheld payments owed to the Marketing Fund. In February 2006, as part of the OCS Settlement Agreement described below, the District Court in Jerusalem approved a settlement between us and the Ministry of Industry, Trade and Labor in connection with our outstanding debt to the Marketing Fund. Under the terms of the approved settlement, we were required to make aggregate payments of approximately $0.78 million to the Marketing Fund over a three-year period. The liability to the Marketing Fund was fully paid during 2008. For more details regarding the settlement agreement see “Item 8.A: Legal Proceedings.”

Production and Sources of Supply

        We manufactured and assembled our printers at a single, large manufacturing facility located in the Telrad Campus in Lod, Israel.

        Full system integration, acceptance and quality control testing of the printers were conducted by our employees at the manufacturing facility. Product quality control tests and inspections were performed at various steps throughout the manufacturing process, and each product was subject to a final test prior to delivery. As previously mentioned, NUR Tango printers were manufactured by a third party under an exclusive OEM agreement which was terminated prior to the sale of our business to HP.

        During the conduct of our business, we were able to obtain adequate supplies of the components necessary to produce our printers and did not have any material problems with our subcontractors. The prices of our principal components did not materially change during 2007 and such portion of 2008 in which we still conducted our business (January – February).

        We manufactured ink products at our plant in Ashkelon, Israel. The ink for use with the NUR Blueboard was manufactured by a third party, exclusively for us and under our brand name. Some of the ink products for use with the NUR Tempo and NUR Expedio were also manufactured for us by a third party under our previously-owned brand name.

Service and Support

        Installation, post sale customer support and warranty services of our products were provided by us and our subsidiaries NUR America, NUR Europe (which was sold to HP), NUR Italy, NUR UK, NUR Asia Pacific, NUR DO Brazil (which was sold to HP) and NUR Japan (which was sold to HP). In most cases, our warranty to our direct customers and distributors covered defects in our printers for a period of six to twelve months after installation. We were also committed to maintaining sufficient spare parts and materials necessary for the operation of our printers for a certain period after cessation of the manufacturing of such printers.

Research and Development

        Our research and development center, which as of the sale of our business to HP engaged over 50 employees, was focused on developing new products, enhancing the quality and performance relative to price of our existing products, reducing manufacturing costs, upgrading and expanding our product line through the development of additional features and improving functionality in response to market demand.

        Total net research and development expenses were approximately $5.8 million, $7.0 million and $1.9 million in the years ended December 31, 2006, 2007 and 2008, respectively.

        Research and development expenses were composed principally of salaries for employees, the hiring of subcontractors, prototype material costs and depreciation of printers and capital investment in infrastructure for software and electronic designs.

        Between 1997 and 2003, NUR Media Solutions, our subsidiary and NUR Europe, our former subsidiary (sold to HP), received three research and development grants in the aggregate amount of approximately EUR 2.4 million from local authorities in Belgium. The obligation to pay royalties from the sales of products developed with these grants was retained by NUR Media Solutions in connection with the HP Transaction and we undertook to release NUR Europe from its obligations, if any, pursuant to these grants. These grants are subject to certain terms and conditions pursuant to agreements entered into between the subsidiaries and the local authorities in Belgium. Under the terms of the grants, the subsidiaries have an obligation to pay royalties at the higher of a certain minimum annual amount or at a rate of 4% on the sales of products developed with funds provided by the local authorities in Belgium, up to an amount equal to the research and development grants received in connection with such products, linked to the Euro. The commencement of the royalty payments to the local authorities in Belgium is contingent upon such subsidiaries generating sales from products developed under these grants. The grants are not repayable in the event that the subsidiaries decide to cease the research and development activities or the exploitation of the products developed under these grants and all know- how and results of the research and development are transferred to the local authorities. In the event that such subsidiaries decide to cease exploitation of the products developed under these grants a notification thereof should be given to the local authorities in Belgium. Our subsidiaries ceased the research and development activities and the exploitation of certain products for which grants were received but did not submit notification to the local authorities and instead continued to pay royalties, with a total of EUR 0.659 million remitted through 2005. During the years ended December 31, 2006, 2007 and 2008, our subsidiaries did not pay any royalties to the local Belgian authorities, other than the settlement amount paid on December 2, 2008 as noted below.

        During November 2008 NUR Media Solutions reached a settlement with the Belgian authorities by which the authorities waived the repayment of a portion of the grants and, in return, we paid back on December 2, 2008 a total of EUR 0.390 million as full and final settlement.

        In the past, we received grants from the Government of Israel, through the Office of the Chief Scientist, or the OCS, for the development of our systems and products. The terms of the grants prohibit the manufacture of products developed with government grants outside of Israel without the prior consent of the OCS. These restrictions do not bar exports from Israel of products developed with such technologies. In addition, the know-how and the technology developed pursuant to these grants may not be transferred to third parties or out of Israel without the approval of the OCS. The approval of the OCS, if granted, generally subject us to additional financial obligations. These restrictions do not terminate following repayment of the grants. Other than with respect to the MAGNET and Magneton projects described below, we have not received research and development grants from the OCS since 2001. The OCS awards grants of up to 50% (and in certain circumstances up to 66%) of a project’s approved expenditures in return for royalties. Under the terms of previously granted funding, royalties were payable generally at a rate of 2% to 3% on sales of products developed from the funded project up to 100% to 150% of the dollar value of the original grant. During 2001, we made royalty payments of $0.2 million in respect of such grants to the OCS. In February 2005, we filed a claim with the District Court in Jerusalem against the OCS for a declaratory judgment denying an alleged liability for unpaid royalties to the OCS of approximately $0.8 million and for the recovery of approximately $0.27 million that was previously paid to the OCS. In February 2006, the court approved a settlement between us and the OCS (the “OCS Settlement Agreement”). Under the terms of the OCS Settlement Agreement, we were required to make aggregate payments of approximately $0.6 to the OCS over a three-year period. We also agreed to make payments equal to 5% of our operating income in order to accelerate the repayment of the agreed upon royalties. The amounts required to be paid by us pursuant to the OCS Settlement Agreement were fully repaid by us during 2008. For additional information regarding the OCS dispute please see “Item 8.A: Legal Proceedings.”

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

        HP has approached the OCS and requested to transfer the technology and manufacturing of products developed with the assistance of the OCS outside of Israel. Pursuant to the terms of the Asset Purchase Agreement, we may be required to reimburse HP, out of the amounts deposited in the escrow account, for payments made to the OCS in connection with such transfer of manufacturing. It is too early to determine what amounts will be paid by HP to the OCS or will be required to be paid by us to HP.

Competition

        Prior to the consummation of the sale of our business to HP, the principal competitive factors that affected the sales of our products were their performance relative to price, productivity and throughput; product features and technology; quality, reliability, cost of operation and consumables; the quality and costs of training, support and service and our ability to be flexible in adapting to customers’ applications of our products. Other competitive factors included the ability to provide access to product financing, our reputation and the customers’ confidence that we would continually develop new products and product accessories that would help them maintain and grow their business.

        Our main competitors in the roll-fed arena were EFI/VUTEk, Hewlett-Packard/Scitex Vision and Gandi Innovations. These companies have introduced products that directly compete with the NUR Fresco and NUR Expedio printers. In the market for flatbed printers utilizing UV-curable ink, the main competitors were Durst Phototechnik, Inca Digital Printers, Hewlett-Packard/Scitex Vision, Leggett & Platt (Spuhl), Gandi Innovations and EFI/VUTEk. These companies have introduced products that compete with the NUR Tempo. There were also a growing number of manufacturers in the Asia Pacific region (especially China and Korea) that began developing, manufacturing and selling inexpensive printers. In the years prior to the sale of our business to HP, these manufacturers have started to penetrate the international market.

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

        We believe that our success was less dependent upon the legal protection afforded by patent and other proprietary rights than on the knowledge, ability, experience and technological expertise of our employees and our key suppliers. It was our policy to have employees sign confidentiality agreements, and to have third parties sign non-disclosure agreements. Although we take and have in the past taken precautionary measures to maintain our trade secrets, no assurance can be given that others have not acquired equivalent trade secrets or otherwise gained access to or disclosed our proprietary technology.

Insurance

        Following the consummation of the sale of our business to HP, we terminated all business related insurance policies and obtained new reduced coverage and certain run-off insurance policies. We believe that the insurance coverage is adequate and appropriate in light of our current business and the circumstances resulting from the HP Transaction.

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

        As a result of the sale of our business to HP, we could fall within the definition of an “investment company” under the Investment Company Act. During the twelve-month period following the sale of our business to HP, we were not deemed an “investment company” under the Investment Company Act, because we relied on an exemption from that act for transient investment companies for a twelve-month period. As we have not entered into a business combination or developed an operating business and such period has expired, unless we limit the nature of our investments and assets and succeed in making strategic “controlling” investments, we may be deemed to be an “investment company.” If we were deemed to be an “investment company,” we would not be permitted to register under the Investment Company Act without an order from the SEC permitting us to register because we are incorporated outside of the United States and, prior to being permitted to register, we would not be permitted to publicly offer or promote our securities in the United States. Such order would subject us to additional commitments and regulatory compliance. We may be required to restrict our investments, in the short-term and in the long-term, so as not to fall within the statutory definition of investment company. Such investments might not be as favorable to us as the investments we might make if we were not potentially subject to regulation under the Investment Company Act. We seek to conduct our operations, including by way of investing our cash and cash equivalents, to the extent possible, so as not to become subject to regulation under the Investment Company Act. In addition, because we are actively engaged in exploring and considering strategic investments and business opportunities we do not believe that we are engaged in “investment company” activities or business.

Shell Company Status

        Following the consummation of the HP Transaction, we have ceased conducting any operating activity and substantially all of our assets currently consist of cash and cash equivalents. Accordingly, we may be deemed to be a “shell company,” defined by Rule 12b-2 promulgated under the Securities Exchange Act of 1934 as (1) a company that has no or nominal operations; and (2) either: (i) no or nominal assets; (ii) assets consisting solely of cash and cash equivalents; or (iii) assets consisting of any amount of cash and cash equivalents and nominal other assets.

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

        Prior to the consummation of the HP Transaction, we operated our business through wholly-owned subsidiaries that conducted sales and marketing activities in pre-defined geographical regions.

        As part of the HP Transaction, we sold our holdings in three wholly owned subsidiaries (NUR Europe, NUR Japan and NUR Do Brazil) to several of HP’s subsidiaries. Following the consummation of the HP Transaction, we wholly own, directly and indirectly, several subsidiaries that are currently inactive and we are in the process of dissolving, or have already arranged for the dissolution of, a number of such inactive subsidiaries.

D.	Property, Plants and Equipment

        Prior to the consummation of the HP Transaction, our production facilities were located in Lod, Israel and Ashkelon, Israel and our main office was located in Lod, Israel. We also leased additional premises (offices, demo centers and storage spaces) in Europe, the United States, Asia Pacific and Japan. Following the consummation of the HP Transaction, most of our operating and capital lease commitments were assumed by HP or its subsidiaries or terminated. We have retained a lease of premises of our US subsidiary, NUR America, which is fully sub-leased to a third party.

        We currently lease temporary office space in Herzliya, Israel, until we locate an office space that will suit our new operations and requirements.

ITEM 4A: Unresolved Staff Comments

        Not applicable.

ITEM 5: Operating and Financial Review and Prospects

        Our discussion and analysis of our financial condition and results of operation are based upon our consolidated financial statements and accompanying notes, which have been prepared in accordance with United States generally accepted accounting principles. Our operating and financial review and prospects should be read in conjunction with our financial statements, accompanying notes thereto and other financial information appearing elsewhere in this annual report.

        Our consolidated financial statements reflect the results of the sale of our wide-format printing business to HP, consummated on February 29, 2008. As we have not acquired a new operating business during the year ended December 31, 2008, the results of our operations prior to the consummation of the sale of our business to HP are not reported as “discontinued operations” in our consolidated financial statements in accordance with SFAS 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”. Therefore, the data presented in our consolidated financial statements and in our discussion below are not indicative of our future operating results or financial position.

A.	Operating Results

General

        Prior to the consummation of the HP Transaction, we were a world leader in the market for the sale of wide format and super-wide format digital printing systems. We developed, manufactured, sold and serviced digital, inkjet color printing systems for on-demand, production, wide format and super-wide format printing. We also supplied ink products that are consumable products for the operation of our printers.

        Our total revenues increased from $78.0 million in the year ended December 31, 2006 to $85.6 million in the year ended December 31, 2007 and amounted to $11.4 million during January and February 2008, prior to the consummation of the HP Transaction. Our net loss for the years ended December 31, 2006 and 2007 was $1.9 million and $6.4 million, respectively and our net income for the year ended December 31, 2008 was $87 million.

        The decrease in revenues in 2008 was primarily due to the sale of our business to HP and the cessation of our wide-format printing business at the end of February 2008.

        Up to the consummation of the HP Transaction on February 29, 2008:

—	Our revenues were derived from the sale of our printers and from the sale of ink products, spare parts and related services.

—	Cost of sales of printers and related materials included materials, labor, overhead, and other direct or allocated costs involved in the manufacture, warehousing, delivery, support, and maintenance of products.

—	Net research and development expenses were comprised primarily of labor costs, materials consumed and payments to subcontractors, consultants and others. Research and development expenses are carried to the statement of operations as incurred.

—	Sales and marketing expenses were comprised primarily of salaries and commissions, advertising and promotion costs, trade shows and other marketing activities.

Critical Accounting Policies and Estimates

        Our discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements, which have been prepared in accordance with United States generally accepted accounting principles. For additional information regarding our significant accounting policies see Note 2 to our consolidated financial statements included as a part of this annual report on Form 20-F. While all the accounting policies impact the financial statements, certain policies may be viewed to be critical. These policies are most important for the fair portrayal of our financial condition and results of operations and are those that require our management to make difficult, subjective and complex judgments, estimates and assumptions, based upon information available at the time that they are made, historical experience and various other factors that are believed to be reasonable under the circumstances. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities as of the date of the financial statements, as well as the reported amounts of revenues and expenses during the periods presented. Actual results could differ from these estimates.

        In many cases, the accounting treatment of a particular transaction is specifically dictated by United States generally accepted accounting principles and does not require management’s judgment in its application. There are also areas in which management’s judgment in selecting among available alternatives would not produce a materially different result.

        Our management believes that the significant accounting policies which affected management’s more significant judgments and estimates used in the preparation of our consolidated financial statements and which are, following the sale of our business to HP as described above, the most critical to aid in fully understanding and evaluating our reported financial results include those in respect to: income tax and litigation. During the period prior to the sale of our business to HP, the most critical accounting policies in our management’s view include those with respect to: revenue recognition, allowance for doubtful accounts, inventory valuation, income taxes, litigation and stock-based compensation.

Income Taxes

        On January 1, 2007, we adopted Financial Accounting Standards Board (“FASB”) Interpretation No. 48, “Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 contains a two-step approach to recognizing and measuring uncertain tax positions accounted for in accordance with SFAS 109. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement. We accrue interest and penalties related to unrecognized tax benefits in the provision for income tax.

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

Stock-Based Compensation

        We account for equity-based compensation in accordance with SFAS No. 123(R), “Share-Based Payment.” Under the fair value recognition provisions of this statement, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as an expense over the requisite service periods. Determining the fair value of stock-based awards at the grant date requires the exercise of judgment, including the amount of stock-based awards that are expected to be forfeited. If actual results differ from these estimates, equity-based compensation expense and our results of operations could be impacted. We estimate the fair value of employee stock options using a Black-Scholes-Merton valuation model. The fair value of an award is affected by our stock price on the date of grant as well as other assumptions including the estimated volatility of our stock price over the term of the awards and the estimated period of time that we expect employees to hold their stock options. The risk-free interest rate assumption is based upon United States treasury interest rates appropriate for the expected life of the awards. We use the historical volatility of our publicly traded stock options in order to estimate future stock price trends. In order to determine the estimated period of time that we expect employees to hold their stock options, we have used historical behavioral patterns rates of employee groups by job classification. Our expected dividend rate is zero since we do not currently pay cash dividends on our ordinary shares and do not anticipate doing so in the foreseeable future.

Revenue Recognition

        During the periods covered by the consolidated financial statements prior to the consummation of the HP Transaction, we generated revenues from the sale of printers, inks and consumable products and from servicing our products. We generated revenues from the sale of our products directly to end-users and indirectly through independent distributors. Revenues from these independent distributors were deferred until our products were installed in their customers’ premises, provided that all other revenue recognition criteria were met.

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

        When a sale involved multiple elements, such as sales of printers that included a right to receive specified upgrades or an extended warranty agreement, the entire fee from the arrangement was evaluated under Emerging Issues Task Force No. 00-21, “Revenue Arrangements with Multiple Deliverables.” In such arrangements Ellomay accounted for the separate elements as different units of accounting, provided that the delivered element had value to the customer on a standalone basis and there was objective and reliable evidence of the fair value of the undelivered element. In cases where there was no objective and reliable evidence of the fair value of the undelivered element, Ellomay accounted for the total arrangement as one unit of accounting. As such, we recognized revenue for the arrangement only when all revenue recognition criteria were met for the undelivered element.

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

        Our revenue recognition policy took into consideration the creditworthiness and past transaction history of each customer in determining the probability of collection as a criterion of revenue recognition. This determination required the exercise of judgment, which affected our revenue recognition. If we determined that collection of a fee was not probable, we deferred the revenue recognition.

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

Inventory Valuation

        At each balance sheet date, we evaluated our inventory balance for excess quantities and obsolescence. This evaluation included an analysis of sales levels by product line and projections of future demand. In addition, we wrote off inventories that were considered obsolete. Remaining inventory balances were adjusted to the lower of cost or market value. As part of the HP Transaction, all of our inventory balances were acquired by HP.

Recently Issued Accounting Guidance

        In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations” (“SFAS 141R”). SFAS 141R establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any non controlling interest in the acquiree and the goodwill acquired. SFAS 141R also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. SFAS 141R is effective for fiscal years beginning after December 15, 2008. Earlier adoption is prohibited. The impact of SFAS 141R on the Company’s consolidated results of operations and financial condition will depend on the nature and size of acquisitions, if any, subsequent to the effective date.

        In February 2008, the FASB issued FSP No. FAS 157-1, “Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13,” and FSP No. FAS 157-2, “Effective Date of FASB Statement No. 157" (“FSP No. FAS 157-2”) Collectively, the Staff Positions defer the effective date of Statement 157 to fiscal years beginning after November 15, 2008 for nonfinancial assets and nonfinancial liabilities except for items that are recognized or disclosed at fair value on a recurring basis at least annually, and amend the scope of Statement 157. We adopted Statement 157 and the related FASB staff positions except for those items specifically deferred under FSP No. FAS 157-2. We do not expect the adoption of SFAS 157, with respect to nonfinancial assets and liabilities under the scope of the FSP No. FAS 157-2, will have an impact on our consolidated financial statements.

Geographic Breakdown of Revenues

        Prior to the consummation of the HP Transaction, we sold our products and services throughout the world. Revenues are generally attributed to the location of the sale of the product or service to the end-user. The tables below shows the breakdown of revenues by categories of activities and into geographic markets in the years ended December 31, 2006, 2007 and 2008. As previously noted, the results for the year ended December 31, 2008 reflect only two months of operations conducted by us prior to the consummation of the HP Transaction.

	Year Ended December 31,
REGION	2006	2007	2008
	(In thousands of U.S. dollars)

Asia	$8,740	$10,810	$664
America	26,837	26,453	3,157
Europe, Middle East & Africa	42,391	48,344	7,589

Total Revenues	$77,968	$85,607	$11,410

	Year Ended December 31,
CATEGORY	2006	2007	2008
	(In thousands of U.S. dollars)

Printers and Spare Parts	$50,120	$53,592	$6,606
Ink	22,456	26,636	3,962
Services	5,392	5,379	842

Total Revenues	$77,968	$85,607	$11,410

Results of Operations

        The following table sets forth for the periods indicated certain line items from our consolidated statements of operations as a percentage of our revenues:

	Year Ended December 31,
	2006	2007	2008

Revenues:
Products	93.0%	93.7%	92.6%
Service	7.0	6.3	7.4
Total revenues	100	100	100

Cost of revenues:
Products	55.2	54.4	69.5
Inventory write-off	1.0	1.4	1.7
	56.2	55.8	71.2
Services	9.5	10.2	25.0
Total cost of revenues	65.7	66.0	96.2

Gross profit	34.3	34.0	3.8

Research and development, net	7.5	8.2	17.0
Selling and marketing	15.1	16.1	27.0
General and administrative expenses	12.6	13.0	86.2
Doubtful accounts expenses (income)	(0.4)	1.1	3.2
Amortization of other intangible assets	0.2	-	-
Operating loss	(0.7)	(4.5)	(129.6)
Gain on sale of Company's business, net	-	-	833.8
Financial income (expenses), net	(1.7)	(2.0)	66.6
Taxes on income	0.1	1	8.5
Net income (loss)	(2.5)	(7.5)	762.3

        The above table presents the financial data for Ellomay together with our subsidiaries Salsa Digital Printers (which was dissolved during 2008), NUR America (which was dissolved during 2008), NUR Europe (which was sold to HP), NUR Asia Pacific, NUR DO Brazil (which was sold to HP), NUR Japan (which was sold to HP), NUR Italy, NUR UK, NUR Media Solutions, Excite Ink, NUR Hungary Trading and Software Licensing Limited Liability Company, NUR Pro Engineering, NUR Shanghai and Encre Consumables B.V. All of our subsidiaries that have not been sold or dissolved are currently inactive.

Year Ended December 31, 2008 Compared with Year Ended December 31, 2007

        Revenues. Revenues from product sales and services were approximately $11.4 million in the year ended December 31, 2008, compared to approximately $85.6 million in the year ended December 31, 2007.

        The decrease in revenues of approximately $74.2 million was primarily due to the sale of our business to HP and the cessation of our wide format printing business at the end of February 2008.

        Revenues-products. Revenues from sales of products were approximately $10.6 million (or 92.6% or total revenues) in the year ended December 31, 2008, compared to approximately $80.2 million (or 93.7% of total revenues) in the year ended December 31, 2007.

        The decrease in revenues from products of approximately $69.6 million was mainly attributable to the sale of our business to HP and the cessation of our wide format printing business at the end of February 2008.

        Revenues-services. Revenues from services rendered were approximately $0.8 million (or 7.4% of total revenues) in the year ended December 31, 2008, compared to approximately $5.4 million (or 6.3% of total revenues) in the year ended December 31, 2007.

        The decrease in revenues from services of approximately $4.6 million was mainly attributable to the sale of our business to HP and the cessation of our wide format printing business at the end of February 2008.

        Cost of revenues.  The cost of revenues was approximately $11 million (or 96.2% of total revenues) in the year ended December 31, 2008, compared to $56.5 million (or 66% of total revenues) in the year ended December 31, 2007.

        The decrease in the cost of revenue of approximately $45.5 million was mainly attributable to the sale of our business to HP and the cessation of our wide format printing business at the end of February 2008. As for the increase in the cost percentage compared with the year ended December 31, 2007, please see our discussion under “Gross Profit” below.

        Cost of revenues-products.  Total cost of revenues-products was approximately $8.1 million (or 71.2% of total revenues) in the year ended December 31, 2008, compared to $47.7 million (or 55.7% of total revenues) in the year ended December 31, 2007. The cost of revenue in 2008 included approximately $0.2 million of inventory write off compared with approximately $1.2 million of inventory write off in 2007. The decrease in the cost of revenues-products of approximately $39.6 million was mainly attributable to the sale of our business to HP and the cessation of our wide-format printing business at the end of February 2008.

        Cost of revenues-services.  Cost of revenues-services was approximately $2.9 million (or 25% of total revenues) in the year ended December 31, 2008, compared to $8.8 million (or 10.2% of total revenues) in the year ended December 31, 2007. The decrease in the cost of revenues-services of approximately $5.9 million was mainly attributable to the sale of our business to HP and the cessation of our wide format printing business at the end of February 2008.

        Gross Profit. Gross Profit was approximately $0.4 million (or 3.8% of total revenues) in the year ended December 31, 2008, compared to $29.1 million (or 34% of total revenues) in the year ended December 31, 2007.

        The reduction in the gross margin is mainly attributable to the fact that only two months of activity are reflected in the report for 2008. Based on our experience in the years prior to the consummation of the HP Transaction, a large portion of our revenue was generated during the third month of each quarter, while the expenses were more evenly spread throughout the quarter. Accordingly, as we only operated our business during the first two months of 2008, a higher percentage of expenses and a lower gross margin compared with a full quarter (or year) of activity are reflected. Employee compensation costs related to the HP Transaction also reduced the gross margin.

        Expenses. Net research and development costs were approximately $1.9 million in the year ended December 31, 2008, compared to $7.0 million ($7.4 million less $0.4 million of grants received) in the year ended December 31, 2007. The decrease in research and development costs was mainly attributable to the sale of our business to HP and the cessation of our wide format printing business at the end of February 2008.

        Selling and marketing expenses were approximately $3.1 million in the year ended December 31, 2008, compared to approximately $13.8 million in the year ended December 31, 2007. The decrease in sales and marketing expenses was mainly attributable to the sale of our business to HP and the cessation of our wide format printing business at the end of February 2008.

        General and administrative expenses were approximately $9.8 million for the year ended December 31, 2008, compared to approximately $11.1 million for the year ended December 31, 2007. The decrease in general and administrative expenses of approximately $1.3 million was mainly attributable to the sale of our business to HP and the cessation of our wide format printing business at the end of February 2008 offset by compensation expenses attributable to such sale, including the acceleration of the remaining unrecognized compensation costs of outstanding options in the approximate amount of $2.2 million and an approximate amount of $1.6 million paid in excess of the fair value of the options repurchased.

        Doubtful accounts expenses were $0.4 million for the year ended December 31, 2008, compared to $0.9 million for the year ended December 31, 2007. The decrease in doubtful accounts expenses was mainly attributable to the sale of our business to HP and the cessation of our wide format printing business at the end of February 2008.

        Amortization of other intangible assets was $0 million for the year ended December 31, 2008, compared to $0.04 million for the year ended December 31, 2007. The decrease in amortization expenses is due the fact that the intangible assets were fully depreciated as of December 31, 2007.

        Financial income was $7.6 million in the year ended December 31, 2008, compared to $1.7 million financial expenses in the year ended December 31, 2007. The change in financial income (expenses) was primarily due to the amortization of the deferred interest following the full repayment of our loans in accordance with the provisions of SFAS No. 15 “Accounting by Debtors and Creditors for Troubled Debt Restructuring” (“SFAS 15”). In addition, interest payments in the amounts of $0.5 million and $1.5 million for 2008 and 2007, respectively, were recorded as a reduction of the carrying amount of the debt (accrued interest) instead of interest expenses in the statement of operations in accordance with the provisions of SFAS 15 (see Note 9 to our consolidated financial statements, which are included as a part of this annual report).

        Taxes. Taxes on income were $1.0 million in the year ended December 31, 2008, as compared to taxes on income of $0.8 million in the year ended December 31, 2007. The increase was not significant.

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

        Financial expenses increased to $1.7 million in the year ended December 31, 2007, compared to $1.3 million in the year ended December 31, 2006. This increase was primarily due to exchange rate differences driven primarily by the appreciation of the New Israeli Shekel compared with the US Dollar. In addition, interest payments in the amounts of $1.5 million and $1.3 million for 2007 and 2006, respectively, were recorded as a reduction of the carrying amount of the debt (accrued interest) instead of interest expenses in the statement of operations in accordance with the provisions of SFAS 15 (see Note 9 to our consolidated financial statements, which are included as a part of this annual report).

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

        The consideration received from HP upon consummation of the HP Transaction was denominated in U.S. dollars and has since been deposited in U.S. dollar denominated accounts. Some of the liabilities we retained were denominated in other currencies (most notably severance payments in Israel). As a result of the devaluation of the U.S. dollar against the New Israeli Shekel, the value of those liabilities increased. We currently conduct our business in Israel and a significant portion of our expenses are in NIS. We therefore expect to continue to be affected by changes in the prevailing NIS/U.S. dollar exchange rate in the future. We may also be affected by the U.S. dollar exchange rate to the Euro. As we are exploring business opportunities around the world, our investment in prospective businesses may be denominated in non U.S. dollar currencies, and due to the fluctuations in the exchange rates in recent years, we cannot at this time anticipate what impact the prevailing exchange rate will have on our future investments.

        The Euro was revaluated against the U.S. dollar by approximately 11.3% in 2006, revaluated by approximately 11.7% in 2007 and devaluated by approximately 5.3% in 2008.

        The annual rate of inflation in Israel was (0.1)% in the year ended December 31, 2006, increased to 3.4% in the year ended December 31, 2007 and increased to 3.8% in the year ended December 31, 2008. The New Israeli Shekel was evaluated by approximately 8.2% against the U.S. dollar in 2006, evaluated by approximately 9.0% in 2007 and evaluated by approximately 1.1% in 2008. We cannot predict the rate of revaluation/devaluation of the New Israeli Shekel against the U.S. dollar in the future and whether these changes will have a material adverse effect on us.

        The representative dollar exchange rate for converting the New Israeli Shekel to U.S. dollars, as reported by the Bank of Israel, was NIS 3.802 for one-dollar U.S. on December 31, 2008. The representative dollar exchange rate was NIS 3.846 for one-dollar U.S. on December 31, 2007 and NIS 4.225 on December 31, 2006.

        Prior to the consummation of the HP Transaction, certain transactions and certain of our balances and the balances of certain of our subsidiaries were denominated in U.S. dollars and are presented at their original amounts. Non-dollar transactions and balances have been remeasured to dollars in accordance with Statement of Financial Accounting Standards No. 52, “Foreign Currency Translation.” All transaction gains and losses from the remeasurement of monetary balance sheet items denominated in non-dollar currencies are reflected in the statements of income (operations) as financial income or expenses, as appropriate. Prior the HP transaction, for certain subsidiaries whose functional currency has been determined to be their local currency, assets and liabilities are translated at year-end exchange rates and statement of operations items are translated at average exchange rates prevailing during the year. Such translation adjustments are recorded as a separate component of accumulated other comprehensive loss in shareholders’ equity (deficiency).

        The average exchange rates for converting the New Israeli Shekel to U.S. dollars during the years ended December 31, 2006, 2007 and 2008 were 4.456, 4.1081 and 3.5878 NIS for one U.S. dollar, respectively. The exchange rate as of March 15, 2009 was NIS 4.171 for one U.S. dollar.

B.	Liquidity and Capital Resources

        We have incurred operating losses during the last five years. Following the consummation of the HP Transaction and the payment of some related liabilities (including repayment of our short and long-term debt), as of March 15, 2009, we hold approximately $76.3 million in cash and cash equivalents. Our current plan of operation is to identify and evaluate suitable business opportunities and strategic alternatives, including through the acquisition of all or part of an existing business, pursuing business combinations or otherwise. Although we now hold the consideration received from HP in connection with the sale of our business, we may need additional funds if we seek to acquire certain new businesses and operations. If we are unable to raise funds through public or private financing of debt or equity, we will be unable to fund certain business combinations that could ultimately improve our financial results. We cannot assure you that additional financing will be available on commercially reasonable terms or at all. We currently have no commitments for additional financing.

        Prior to the consummation of the HP Transaction, our capital requirements and level of expenses depended upon numerous factors, including the scope and success of our marketing and customer service efforts, and of our research and development activities, as well as the demand for our products and services. As discussed previously, due to the increase in demand for our products and the need to increase our working capital, we would have been required to raise more equity or debt in order to support our growth. Now that the HP Transaction has been consummated, we conduct limited activities and we believe our working capital is sufficient for our present requirements.

        We have historically funded our operations primarily through the private sale of our equity securities and commercial bank loans. At December 31, 2008 we had approximately $76 million of cash, cash equivalents and short term deposits compared with $4.3 at December 31, 2007 and $4.9 million at December 31, 2006. We currently invest our excess cash in cash and cash equivalents that are highly liquid.

        As of December 31, 2008, we did not have material commitments for capital expenditures.

Operating activities

        In the year ended December 31, 2008, we had a net income of $87 million. Net cash used in operating activities was approximately $9.2 million. Following the consummation of the HP Transaction, most of our assets were sold to HP and the cash generated from the sale is reflected in our net cash provided from investment activities.

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

        Following the consummation of the HP Transaction, we have ceased conducting any operating activity and currently substantially all of our assets consist of cash and cash equivalents. We now only conduct activities relating to attempting to locate business opportunities and strategic alternatives, activities relating to the investment of our funds and activities relating to the winding up of the operations that were not transferred to HP and the remaining aspects relating to the transfer of the business to HP. We cannot at this point predict whether following the consummation of a business transaction we will have sufficient working capital in order to fund our operations.

Investing activities

        Net cash provided by investing activities was approximately $54.6 million in the year ended December 31, 2008, primarily due to proceeds from the HP Transaction.

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

Financing activities

        Net cash used in financing activities in the year ended December 31, 2008 was approximately $22.2 million, deriving primarily from the repayment of short and long-term loans and the repurchase of employee stock options.

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

        Prior to the consummation of the HP Transaction, we maintained long and short-term credit facilities, excluding accrued interest on restructured debt and a note from a related party, in an aggregate amount of approximately $22.0 million as of December 31, 2007. During 2006 and 2007, we did not make any principal payments on our long-term loans. As previously noted, interest payments in the amounts of $1.3 million and $1.5 million for 2006 and 2007, respectively, were recorded as a reduction of the carrying amount of the accrued interest in accordance with the provisions of SFAS No. 15 “Accounting by Debtors and Creditors for Troubled Debt Restructuring” (see Note 9 to the consolidated financial statements included in this report).

        Upon consummation of the HP Transaction, we repaid our short-term debt to banks in the amount of $9.8 million and, in early April 2008, we fully repaid our long-term debt to banks in the amount of $12.1 million. We were released from all outstanding guarantees during the period following the consummation of the HP Transaction. Following the repayment of the loans and the release from the guarantees, the Banks terminated the floating liens and the securities given by our subsidiaries were terminated. In addition, in May 2008 the subordinated notes that were assigned by the Banks to Fortissimo were cancelled effective March 30, 2008. As a result of the repayment of our long-term and short-term loans, as of December 31, 2008, we had no outstanding debt to any bank or other lending financial institution.

        As of December 31, 2008, our total current assets amounted to approximately $78 million, out of which $76 million was in cash, cash equivalents and short-term deposits, compared with total current liabilities of approximately $2 million.

        As of December 31, 2007, our total current assets amounted to approximately $44.6 million, out of which $4.3 million was in cash and cash equivalents, compared with total current liabilities of approximately $49.4 million. The main reason for the difference between the current liabilities and the current assets is the classification of the note to related parties in the short-term liabilities. The note was valid through November 2008 and it was due to expire without payment unless we entered into liquidation procedures prior to the termination of the note. As stated above, the note was cancelled in May 2008, effective as of March 30, 2008.

        As of December 31, 2006, our total current assets amounted to approximately $34.0 million, out of which $4.9 million was in cash and cash equivalents, compared with total current liabilities of approximately $33.6 million. The decrease in cash was used to finance the increase in accounts receivable and inventory driven by the growth of our business and to repay a short-term loan.

        The increase in our cash balance is due to the sale of our business to HP and the cessation of our wide-format printing business at the end of February 2008.

Outstanding Warrants

        As of March 15, 2009, we had outstanding warrants to purchase a total of 41,173,526 ordinary shares, all of which are currently exercisable. Of such warrants (i) 50,000 were issued to Bank Leumi as part of the rescheduling of our long-term debt and are exercisable at $5.00 per share no later than August 2009, (ii) 112,903 (of which an aggregate of 79,145 are currently held, in equal parts, by Kanir and Mr. Nehama) were originally issued to the placement agent in connection with our October 2003 credit line commitment and are exercisable at $0.62 per share no later than March 31, 2009, (iii) 646,542 (of which an aggregate of 20,474 are currently held, in equal parts, by Kanir and Mr. Nehama) were originally issued to the investors participating in our private placement in March 2004 and are exercisable at $1.54 per share no later than March 31, 2009, (iv) 129,310 (all of which are currently held, in equal parts, by Kanir and Mr. Nehama) were originally issued to Duncan Capital Group, LLC as placement agent in connection with our private placement of March 2004 and are exercisable at $1.16 per share no later than March 31, 2009, (v) 3,000,000 (all of which are currently held, in equal parts, by Kanir and Mr. Nehama) were originally issued to Dan Purjes in connection with a voting trust agreement and voting agreement and are exercisable at $0.75 per share no later than April 2010; (vi) 25,714,286 (of which 11,462,157 are currently held by Kanir and 10,067,172 are currently held by Nechama Investments) were originally issued to investors participating in our private placement in August 2005 and are exercisable at $0.40 per share no later than October 2010, (vii) 8,000,000 (of which 846,905 are currently held by Bonstar Investments Ltd. (“Bonstar”), a limited partner in Kanir, and 4,236,766 are currently held by Mr. Nehama) were originally issued to Bank Hapoalim, Bank Leumi and Discount Bank in September 2005 in connection with a debt restructuring agreement discussed in “Item 5.B: Liquidity and Capital Resources” and are exercisable at $0.35 per share no later than December 2010, and (viii) 3,520,485 were granted to the investors participating in our private placement in January and February 2007 discussed in “Item 10.C: Material Contracts” and are exercisable at $0.65 per share no later than January or February 2012.

C.	Research and Development, Patents and Licenses, Etc.

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

        Net research and development expenses were approximately $5.8 million, $7.0 million and $1.9 million in the years ended December 31, 2006, 2007 and 2008, respectively. We did not receive royalty-bearing grants in 2006, 2007 and 2008. We received non royalty bearing grants in the amount of $0.5 million in 2007. We did not receive non royalty bearing grants in 2008.

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

        Prior to the HP Transaction, the Company and most of its subsidiaries rented their facilities under various operating lease agreements.

        As of the HP Transaction Closing Date, most of the operating and capital lease commitments were assumed by HP (see Note 12a to our consolidated financial statements included as a part of this annual report on Form 20-F). We have retained a lease of premises of our US subsidiary, NUR America, which is fully sub-leased to a third party.

        The following table of our material contractual obligations as of December 31, 2008, summarizes the aggregate effect that these obligations are expected to have on our cash flows in the periods indicated:

	Payments due by period (in thousands of U.S. dollars)
Contractual Obligations	Total	Less than 1 year	1 - 3 years	3 - 5 years	more than 5 years

Long-term rent obligations(1)	$756	$363	$393	-	-
Accrued severance pay(2)	59	-	-	-	$59
Uncertain tax positions (3)	4,584	-	-	-	4,584
Other long-term liabilities(4)	695	-	-	-	695

Total	6,094	363	393	-	5,338

(1)	Reflects lease agreement of our subsidiary NUR America, which was not assumed by HP in connection with the HP transaction. The premises are being sub leased.
(2)	Accrued severance pay relates to obligations to our Israeli employees as required under Israeli labor law. These obligations are payable, among others, upon termination, retirement or death of the respective employee.
(3)	Uncertain income tax position under FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes,” (“FIN 48”) are due upon settlement and we are unable to reasonably estimate the ultimate amount or timing of settlement. See Note 15c of the accompanying Notes to Consolidated Financial Statements for further information regarding the Company’s liability under FIN 48.
(4)	Consists of (i) additional compensation to former employees in connection with the HP Transaction in the amount of $450 and (ii) our undertaking to HP in connection with the amounts required to fully-fund the severance pay to our former employees who have transferred to HP in the amount of $245 (we will only be required to pay these severance pay related funds if and when the employment of such employees with HP entities is terminated by the HP entities).

ITEM 6: Directors, Senior Management and Employees

A.	Directors and Senior Management

        As previously reported in our annual report for the fiscal year ending on December 31, 2007, following the consummation of the HP Transaction, a majority of the members of our senior management ceased to be employed by us and, following the change of control of the Company in March 2008, three of our directors, including the Chairman of our Board of Directors, resigned from our Board. These departing directors and members of senior management are:

Name	Age	Former Position with Ellomay

Yuval Cohen	46	Chairman of the Board of Directors
Eli Blatt	46	Director
Shmoulik Barashi	46	Director
David Reis	48	President and Chief Executive Officer
Assaf Eyal	48	Executive Vice President
Shuky Garibi	51	Vice President of Research and Development
Itzik Arbesfeld	42	Vice President of Human Resources
Eran Cohen	50	Vice President of Operation
Menashe Ben Chaim	46	Vice President of Consumables
Igal Zeitoun	39	Vice President of Customer Support
Mark Packman	54	President, NUR America, Inc.
Jean Marc Blum	43	Managing Director, Middle East and Africa
Andrew Middleton	46	Managing Director, NUR Europe S.A.
Roni Klein	48	Managing Director, NUR Asia Pacific Limited

        In addition, Mr. Yosef Zylberberg, our former Interim Chief Executive Officer and Chief Financial Officer, ceased serving in such positions on December 31, 2008.

        The current directors and senior management of Ellomay are as follows:

Name	Age	Position with Ellomay

Shlomo Nehama(1)(2)	53	Chairman of the Board of Directors
Hemi Raphael(2)	57	Director
Anita Leviant(2)	53	Director
Ran Fridrich(1)(2)	56	Director and Interim Chief Executive Officer
Oded Akselrod(3)	62	Director
Lauri A. Hanover (1)(3)(4)	49	Director
Alon Lumbroso(3)(4)	52	Director
Kalia Weintraub	30	Chief Financial Officer
Eran Zupnik	40	EVP of Business Development

(1)	Member of Ellomay’s Stock Option and Compensation Committee.
(2)	Elected pursuant to the Shareholders Agreement, dated as of March 24, 2008, between S. Nechama Investments (2008) Ltd. and Kanir Joint Investments (2005) Limited Partnership.
(3)	Member of Ellomay’s Audit Committee.
(4)	External Director.

        The address of each of our executive officers and directors is c/o Ellomay Capital Ltd., Ackerstein Towers, 11 Hamenofim Street, P.O.Box 2148, Herzliya 46120, Israel.

        Shlomo Nehama has served as a director and Chairman of the Board of Ellomay since March 2008. From 1998 to 2007, Mr. Nehama served as the Chairman of the Board of Bank Hapoalim B.M., one of Israel’s largest banks. In 1997, together with the late Ted Arison, he organized a group of American and Israeli investors who purchased Bank Hapoalim from the State of Israel. From 1992 to 2006, Mr. Nehama served as the Chief Executive Officer of Arison Investments. From 1982 to 1992, Mr. Nehama was a partner and joint managing director of Eshed Engineers, a management consulting firm. Mr. Nehama is a graduate of the Technion – Institute of Technology in Haifa, Israel, where he earned a degree in Industrial Management and Engineering. Mr. Nehama received an honorary doctorate from the Technion for his contribution to the strengthening of the Israeli economy.

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

        Ran Fridrich has served as a director of Ellomay since March 2008 and as our interim chief executive officer since January 2009. Mr. Fridrich is the co-founder and executive director of Oristan, Investment Manager, an investment manager of CDO Equity and Mezzanine Funds and a Distress Fund, established in June 2004. In addition, Mr. Fridrich is a consultant to Capstone Investments, CDO Repackage Program, since January 2005. In January 2001 Mr. Fridrich founded the Proprietary Investment Advisory in Israel, an entity focused on fixed income securities, CDO investments and credit default swap transactions, and served as its investment advisor through January 2004. Prior to that, Mr. Fridrich served as the chief executive officer of two packaging and printing Israeli companies, Lito Ziv, a public company, from 1999 until 2001 and Mirkam Packaging Ltd. from 1983 until 1999. Mr. Fridrich also serves as a director of Cargal Ltd. since September 2002. Mr. Fridrich is a graduate of the Senior Executive Program of Tel Aviv University.

        Oded Akselrod has served as a director of Ellomay since February 2002. Mr. Akselrod serves a business advisor to corporations and investment funds in Israel. Mr. Akselrod was the general manager of the Investment Corp. of United Mizrahi Bank Ltd., a wholly owned subsidiary of United Mizrahi Bank Ltd. that was merged into United Mizrahi Bank Ltd. on October 2004. Prior to joining the Investment Corp. of United Mizrahi Bank, from 1994 to 1997, Mr. Akselrod held the position of general manager of Apex-Leumi Partners Ltd. as well as Investment Advisor of Israel Growth Fund. Prior thereto, from 1991 to 1994, Mr. Akselrod served as general manager of Leumi & Co. Investment Bankers Ltd. Mr. Akselrod began his career in various managerial positions in the Bank Leumi Group including: member of the management team of Bank Leumi, deputy head of the international division, head of the commercial lending department of the banking division, member of all credit committees at the Bank, assistant to Bank Leumi’s CEO and head of the international lending division of Bank Leumi Trust Company of New York. Mr. Akselrod holds a Bachelor’s degree in Agriculture Economics from Hebrew University, Jerusalem and an MBA degree from Tel Aviv University. Mr. Akselrod is also a director of Gadish Global Ltd., Gadish Investments in Provident Funds Ltd., Gadish Global Financial Services (2007) Ltd., Geva Dor Investments Ltd., Shalag Industries Ltd., Psagot Investment House Ltd. and Psagot Securities Ltd.

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

        Kalia Weintraub has served as our chief financial officer since January 2009. Prior to her appointment as our chief financial officer, Ms. Weintraub served as our corporate controller from January 2007 and was responsible, among her other duties, for the preparation of all financial reports. Prior to joining Ellomay, she worked as a certified public accountant in the AABS High-Tech practice division of the Israeli accounting firm of Kost Forer Gabbay & Kasierer, an affiliate of the international public accounting firm Ernst & Young, from 2005 through 2007 and in the audit division of the Israeli accounting firm of Brightman Almagor Zohar, an affiliate of the international public accounting firm Deloitte, from 2003 to 2004. Ms. Weintraub holds a B.A. in Economics and Accounting and an M.B.A. from the Tel Aviv University and is licensed as a CPA in Israel.

        Eran Zupnik has served as our EVP of Business Development since November 2008. Prior to joining Ellomay, Eran was a mergers and acquisitions lawyer in New York with Skadden Arps Slate Meagher & Flom LLP, one of the world’s leading law firms. At Skadden, Eran led and advised US and International clients in more then 150 cross-border merger and acquisition transactions as well as securities offerings. Prior to Skadden, Eran was a consultant with the business advisory services group of PricewaterhouseCoopers LLP in Boston. Eran received his LLB and BA in Business Administration from the College of Management in Israel. He was admitted to both the New York and Israeli bar and is also a certified public accountant.

        As previously mentioned, Yosef Zylberberg has served as our interim chief executive officer since March 2008 and as our chief operating officer and chief financial officer since February 2006, all until December 2008. Prior to joining Ellomay, Mr. Zylberberg served as chief financial officer and chief operating officer of several private and public companies. In his most recent position, Mr. Zylberberg served as chief operating officer of Kodak Versamark, a wholly owned subsidiary of Eastman Kodak Company (formerly Scitex Digital Printing). Previously, Mr. Zylberberg served in various senior positions in Scitex Corporation Ltd., a corporation traded on both Nasdaq and the Tel Aviv Stock Exchange, including as chief operating officer of Scitex Digital Printing, Inc., as corporate vice president and chief financial officer of Scitex Corporation Ltd., and as CFO and VP operations at Scitex America, Inc. Mr. Zylberberg holds a B.A. in Accounting and Economics and an MBA from Tel Aviv University.

B.	Compensation

        Salaries, fees, commissions and bonuses paid with respect to all of our directors and senior management as a group (including the members of our senior management who left during 2008) in the fiscal year ended December 31, 2008 was approximately $7.4 million, out of which an amount of approximately $3.1 million was paid as consideration in connection with the repurchase of employee stock options, an amount of approximately $2.8 million was related to pension, retirement and other similar benefits (including termination of employees in connection with the consummation of the HP Transaction) and an amount of approximately $0.7 million was paid as transaction bonuses to members of our senior management in connection with, and following, the consummation of the HP Transaction.

        Our senior management is entitled to receive part of its compensation under our Management by Objectives (MBO) Compensation Plan. The MBO sets annual goals to be achieved by the executive officers throughout the year. The percentage of achievement determines the percent of the MBO bonus paid to each member of our senior management. The MBO plan for the benefit of our chief executive officer is administered by the Stock Option and Compensation Committee. The MBO plan for the benefit of the other executive and senior officers is administered by the chief executive officer. A portion of the bonus amounts are paid in cash in the year for which they are awarded and the balance is paid in cash in the year following the financial year for which they are awarded. In 2008, our senior management members received payments with respect to their achievements in 2007 in the amount of approximately $0.04 million.

        Other than options granted to members of our Board of Directors, we did not grant any options to purchase ordinary shares in 2008. We currently have a contractual undertaking to one of our senior employees to grant options to purchase approximately 1.125% of our shares, on a fully diluted basis, subject to a vesting schedule and at an exercise price determined based on our economic value.

        In connection with the HP Transaction, our Board approved the acceleration of the vesting of all outstanding employee stock options, including all stock options held by members of senior management and the repurchase, subject to the fulfillment of regulatory requirements, of currently outstanding employee stock options to purchase approximately 9.9 million ordinary shares of the Company. The aggregate consideration for such employee stock options is expected to be up to $3.8 million. Of the total, approximately $3.1 million were paid during July 2008 and an additional payment, up to the aggregate amount, will be calculated after all HP Transaction related issues and other financial aspects of the Company are known and verified and will be paid following the release to the Company of the funds deposited in the indemnity escrow account in connection with the HP Transaction. This resolution does not apply to options held by our non-employee directors. Following the payment of $3.1 million, all repurchased stock options were cancelled and the number of shares reserved for issuance under our 2000 stock option plan was reduced accordingly. Any outstanding employee stock option that was not repurchased, was terminated pursuant to its terms following the termination of employment of the vast majority of our employees in connection with the consummation of the HP Transaction.

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

        In December 2008, following the approval of our Audit Committee, Board of Directors and shareholders, we entered into a management services agreement with Kanir and with Meisaf Blue & White Holdings Ltd. (“Meisaf”), a private company controlled by Shlomo Nehama, effective as of March 31, 2008, the date of appointment of Messrs. Fridrich and Nehama as members of our Board. In consideration for the performance of the management services and the board services under the terms of the management services agreement, we agreed to pay Kanir and Meisaf, in equal parts and quarterly payments, an aggregate annual services fee in the amount of $250,000 plus value added tax pursuant to applicable law. For more information see “Item 10.C: Material Contracts.”

        As approved by our shareholders, we pay our directors (Anita Leviant, Oded Akselrod, Lauri Hanover and Alon Lumbroso) remuneration for their services as directors. This remuneration includes an annual payment of $8,000 and additional payments of $500 per meeting and $250 per committee meeting. In our annual general meeting of shareholders held on December 30, 2008, our shareholders approved payment of these fees to our current and future directors.

        Each of these directors (Anita Leviant, Oded Akselrod, Lauri Hanover and Alon Lumbroso) also receives an annual grant of options to purchase 10,000 ordinary shares under the terms and conditions set forth in Ellomay’s 1998 Non-Employee Director Share Option Plan as more fully described below.

        In 1998, we adopted the 1998 Non-Employee Director Share Option Plan (the “1998 Plan”) to provide for grants of options to purchase ordinary shares to non-employee directors of Ellomay. The 1998 Plan, as amended, is administered, subject to Board approval, by the Non-Employee Director Share Option Committee. An aggregate amount of not more than 750,000 ordinary shares is reserved for grants under the 1998 Plan. The original expiration date of the 1998 Plan pursuant to its terms was December 8, 2008 (10 years after adoption). At the General Meeting of our shareholders, held on January 31, 2008, the term of the 1998 Plan was extended and as a result it will expire on December 8, 2018, unless earlier terminated by the Board.

        Under the 1998 Plan, each non-employee director that served on the 1998 “Grant Date,” as defined below, automatically received an option to purchase 10,000 ordinary shares on such Grant Date and will receive an option to purchase an additional 10,000 ordinary shares on each subsequent Grant Date thereafter, provided that he or she is a non-employee director on the Grant Date and has remained a non-employee director for the entire period since the previous Grant Date. The “Grant Date” means, with respect to 1998, October 26, 1998, and with respect to each subsequent year, August 1 of such year. Directors first elected or appointed after the 1998 Grant Date, will automatically receive on such director’s first day as a director an option to purchase up to 10,000 ordinary shares prorated based on the number of full months of service between the prior Grant Date and the next Grant Date. Each such non-employee director would also automatically receive, as of each subsequent Grant Date, an option to purchase 10,000 ordinary shares provided that he or she is a non-employee director on the Grant Date and has served as a non-employee director for the entire period since the previous Grant Date.

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

        In connection with the management services agreement entered into effective as of March 31, 2008, Messrs. Nehama, Fridrich and Raphael waived any right to additional remuneration for their service as members of our board of directors, including the right to receive the fees set forth above and the right to receive options under the 1998 Plan. For more information concerning the management services agreement see “Item 10.C: Material Contracts.”

        Following the departure of Yossy Zylberberg, our former Interim Chief Executive officer and Chief Financial Officer on December 31, 2008, Mr. Ran Fridrich was appointed as our Interim Chief Executive Officer, effective as of January 1, 2009, for a period of one year. Mr. Fridrich has agreed to serve as our Interim Chief Executive Officer without compensation or other benefits.

C.	Board Practices

        According to the provisions of our Second Amended and Restated Articles (the “Articles”) and the Companies Law, the board of directors convenes in accordance with the Company’s requirements, and is required to convene at least once every three months. Furthermore, the Companies Law provides that the board of directors may also pass resolutions without actually convening, provided that all the directors entitled to participate in the discussion and vote on a matter that is brought for resolution agree not to convene for discussion of the matter.

        Officers serve at the discretion of the Board or until their successors are appointed.

Terms of Directors

        Our Board currently consists of seven members, including two external directors. Unless otherwise prescribed by resolution adopted at a General Meeting of shareholders, the Board shall consist of not less than four (4) nor more than eight (8) directors (including the external directors). The members of our Board are elected annually at our annual shareholders’ meeting and remain in office until the next annual shareholders’ meeting, unless the director has previously resigned, vacated his office, or was removed in accordance with the Articles. The last annual meeting was held on December 30, 2008. In addition, the Board may elect additional members to the Board, to serve until the next shareholders’ meeting, so long as the number of directors on the Board does not exceed the maximum number established according to the Articles.

        On March 30, 2008, three members of our Board, Yuval Cohen, Shmoulik Barashi and Eli Blatt, resigned their position as directors of Ellomay following the sale of the ordinary shares and a majority of the warrants held by the Fortissimo entities. Pursuant to the Articles, the Board members appointed Shlomo Nehama, Anita Leviant and Ran Fridrich as directors, to serve until the next general meeting of our shareholders. Messrs. Nehama and Fridrich and Ms. Leviant were re-elected to serve on our Board at our annual shareholders’ meeting held on December 30, 2008. The members of our Board do not receive any additional remuneration upon termination of their services as directors.

External Directors

        We are subject to the provisions of the Companies Law, which requires that we, as a public company, have at least two external directors.

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

        Under the Companies Law, external directors must be elected by a majority vote at a shareholders’ meeting, provided that either: (i) the majority of shares voted at the meeting, including at least one-third of the shares of non-controlling shareholders voted at the meeting, vote in favor of the election; or (ii) the total number of shares voted against the election of the external director does not exceed one percent of the aggregate voting rights in the company. The initial term of an external director is three years, which term may be extended for an additional three-year period. Each committee of a company’s board of directors must include at least one external director, and all external directors must serve on the audit committee. Our external directors are currently Lauri A. Hanover and Alon Lumbroso.

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

        The Companies Law requires that at least one of the external directors have “Accounting and Financial Expertise” and the other external directors have “Professional Competence.” Under the regulations, a director having accounting and financial expertise is a person who, due to his or her education, experience and talents is highly skilled in respect of, and understands, business-accounting matters and financial reports in a manner that enables him or her to understand in depth the Company’s financial statements and to stimulate discussion regarding the manner in which the financial data is presented. Under the regulations, a director having professional competence is a person who has an academic degree in either economics, business administration, accounting, law or public administration or an academic degree in an area relevant to the Company’s business, or has at least five years experience in a senior position in the business management of a corporation with a substantial scope of business, in a senior position in the public service or a senior position in the field of the Company’s main business. Our board of directors determined that Lauri A. Hanover is an accounting and financial expert and that Alon Lumbroso has professional competence.

        Our Board further determined that at least two directors out of the whole Board shall be required to have accounting and financial expertise pursuant to the requirements of the Companies Law. Accordingly, our Board determined that Shlomo Nehama shall be designated as the additional accounting and financial expert.

Alternate Directors

        The Articles provide that, subject to the Board’s approval, a director may appoint an individual, by written notice to us, to serve as an alternate director. The following persons may not be appointed nor serve as an alternate director: (i) a person not qualified to be appointed as a director, (ii) an actual director, or (iii) another alternate director. Any alternate director shall have all of the rights and obligations of the director appointing him or her, except the power to appoint an alternate (unless the instrument appointing him or her expressly provides otherwise). The alternate director may not act at any meeting at which the director appointing him or her is present. Unless the appointing director limits the time period or scope of any such appointment, such appointment is effective for all purposes and for an indefinite time, but will expire upon the expiration of the appointing director’s term. There are currently no alternate directors.

Duties of Office Holders and Approval of Certain Transactions Under the Israeli Companies Law

        The Companies Law codifies the duty of care and fiduciary duties that an office holder has to our company. An “office holder” is defined under the Companies Law as a director, general manager, chief business manager, vice general manager, other manager directly subordinate to the general manager and any other person assuming the responsibilities of any of the foregoing positions without regard to such person’s title. The duty of care requires an office holder to act at a level of care that a reasonable office holder in the same position would employ under the same circumstances. This includes the duty to utilize reasonable means to obtain (i) information regarding the appropriateness of a given action brought for his or her approval or performed by the office holder by virtue of his or her position and (ii) all other information of importance pertaining to the foregoing actions. The duty of loyalty includes avoiding any conflict of interest between the office holder’s position in the company and his or her personal affairs or other positions, avoiding any competition with the company, avoiding exploiting any business opportunity of the company in order to receive personal gain for himself or herself or for others, and disclosing to the company any information or documents relating to the company’s affairs which the office holder has received due to his or her position as such. Each person identified as a director or member of our senior management in the first table in the section, other than employees of our subsidiaries, is an office holder.

        The Companies Law requires that an office holder of a company promptly disclose to the company’s board of directors any personal interest that he or she may have, and all related material information known to him in connection with any existing or proposed transaction by the company. This disclosure must be made by the office holder, whether orally or in writing, no later than the first meeting of the company’s board of directors which discusses the particular transaction. An office holder is deemed to have a “personal interest” if he, certain members of his family, or a corporation in which he or any one of those family members is a 5% or greater shareholder or exercises or has the right to exercise control, has an interest in a transaction with the company. An “Extraordinary Transaction” is defined as a transaction – other than in the ordinary course of business, not on market terms, or that is likely to have a material impact on the company’s profitability, assets or liabilities.

        In the case of a transaction that is not an Extraordinary Transaction, after the Office Holder complies with the above disclosure requirements, only board approval is required. The transaction must not be adverse to the company’s interests. In the case of an Extraordinary Transaction, the company’s audit committee and board of directors, and, under certain circumstances, the shareholders of the company, must approve the transaction, in addition to any approval stipulated by the articles. An office holder who has a personal interest in a matter that is considered at a meeting of the board of directors or the audit committee may not be present at this meeting or vote on this matter, unless a majority of the members of the board of directors or audit committee, respectively, have a personal interest in the matter, in which case they may all be present and vote. In the event a majority of the members of the board of directors have a personal interest in a matter, such matter must be also approved by the shareholders of the company.

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

Indemnification and Exculpation of Executive Officers and Directors

        Consistent with the provisions of the Companies Law, our Articles include provisions permitting us to procure insurance coverage for our directors and officers, exempt them from certain liabilities and indemnify them, to the maximum extent permitted by law.

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

        At the annual shareholders meeting held on October 27, 2005, our shareholders authorized us to enter into indemnification agreements with each of our current and future directors and officers. Ellomay shall, subject to the provisions of the indemnification agreement, indemnify each director and officer for future obligations or expenses imposed on them in consequence of an act done in their capacity as directors or officers of Ellomay or of its subsidiaries, as follows:

—	monetary liabilities imposed on, or incurred by, the director or officer for the benefit of another person pursuant to a judgment, including a judgment given in settlement or a court approved settlement of an arbitrator’s award;

—	reasonable legal fees, including attorney’s fees, incurred by a director or officer in consequence of an investigation or proceeding filed against a director or officer by an authority that is authorized to conduct such investigation or proceeding, and that has ended without filing an indictment against, or imposing of a financial obligation in lieu of a criminal proceeding on, such director or officer, or that resulted without filing an indictment against such director or officer but with imposing a financial obligation on such director or officer as an alternative to a criminal proceeding in respect of an offense that does not require the proof of criminal intent; and

—	reasonable litigation expenses, including attorney’s fees, incurred by a director or officer or which a director or officer is ordered to pay by a court, in a proceedings filed against such director or officer by Ellomay or on its behalf or by another person, or in a criminal charge of which he or she is acquitted, or in a criminal charge of which such director or officer is convicted of an offence that does not require proof of criminal intent.

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

Exemption

        Under the Companies Law, an Israeli company may not exempt an office holder from liability for a breach of his duty of loyalty, but may exculpate in advance an office holder from his liability to the company, in whole or in part, for a breach of his duty of care, provided that in no event shall the office holder be exempt from any liability for damages caused as a result of a breach of his duty of care to the company in the event of a “distribution” (as defined in the Companies Law). Our Articles authorize us to exculpate any director or officer from liability to us to the extent permitted by law.

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

        At the annual shareholders meeting held on October 27, 2004, Ellomay’s shareholders authorized the Company to exculpate its directors and officers in advance from liability to Ellomay, in whole or in part, for a breach of the duty of care. The form of exculpation letter was approved at the annual shareholders meeting held on October 27, 2005 and appears in our current report on Form 6-K as filed with the SEC on October 14, 2005.

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

        Following the changes in composition of our Board on March 2008, our Audit Committee and Board approved the entering into indemnification agreements with, the provision of exculpation letter to, and the inclusion in our directors’ and officers’ liability insurance policy of, our new directors. The approval as it relates to Shlomo Nehama and Ran Fridrich, who are both considered to be “controlling shareholders,” required further approval of our shareholders. In our December 30, 2008 annual shareholders meeting, our shareholders approved these resolutions.

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

        As of December 31, 2008, we had 9 employees and independent contractors compared to 330 employees and independent contractors as of December 31, 2007 and 312 as of December 31, 2006. All of our employees and independent contractors, as of December 31, 2008, were in management, finance and administration and all were located in Israel.

        In connection with and following the consummation of the HP Transaction on February 29, 2008, approximately 80% of our employees world-wide have been rolled over to various HP related entities. We have terminated the employment of a majority of the other employees, including the majority of our senior management. The employees who were terminated were eligible to termination related severance and/or notice periods ranging between one and six months. In connection with such terminations, we recorded as of the HP Transaction closing date severance-related expenses in the approximate amount of $2.8 million.

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

        Our liability for future severance pay obligations is partially provided for by payments equal to 8.33% of an employee’s salary each month made to various managers’ insurance policies or similar financial instruments and by accrual. Our employees are usually provided with an additional contribution toward their retirement that amounts to 10% of wages, of which the employee and the employer each contribute half. Furthermore, Israeli employees and employers are required to pay predetermined sums to the National Insurance Institute, which is similar to the United States Social Security Administration, and additional sums towards compulsory health insurance.

E.	Share Ownership

Beneficial Ownership of Executive Officers and Directors

        The following table sets forth certain information regarding the beneficial ownership of Ellomay’s ordinary shares as of March 15, 2009, of (i) each director of Ellomay and (ii) each member of senior management of Ellomay. All of the information with respect to beneficial ownership of the ordinary shares is given to the best of Ellomay’s knowledge and has been furnished in part by the respective directors and member of senior management.

Name of Beneficial Owner	Number of Shares Beneficially Held(1)	Percent of Class

Shlomo Nehama (2)	41,782,886	45.17%
Hemi Raphael (3)	-	-
Anita Leviant	*	*
Ran Fridrich (3)	-	-
Lauri A. Hanover	*	*
Alon Lumbroso	*	*
Oded Akselrod	*	*
Kalia Weintraub	-	-
Eran Zupnik	-	-

* Less than one percent of the outstanding ordinary shares.

(1)	As used in this table, “beneficial ownership” means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security. For purposes of this table, a person is deemed to be the beneficial owner of securities that can be acquired within 60 days from March 15, 2009 through the exercise of any option or warrant. Ordinary shares subject to options or warrants that are currently exercisable or exercisable within 60 days are deemed outstanding for computing the ownership percentage of the person holding such options or warrants, but are not deemed outstanding for computing the ownership percentage of any other person. The amounts and percentages are based upon 73,786,428 ordinary shares outstanding as of March 15, 2009.

(2)	The 41,782,886 ordinary shares beneficially owned by Mr. Nehama consist of: (1) 22,661,551 ordinary shares , currently exercisable warrants to purchase 10,067,172 ordinary shares and a currently exercisable call option to purchase 2,789,971 currently exercisable warrants held by the Fortissimo Entities pursuant to the Fortissimo Call Option (both as hereinafter defined) held by Nechama Investments, which together constitute approximately 41.0% of the outstanding ordinary shares and (ii) 412,961 ordinary shares and currently exercisable warrants to purchase 5,851,231 ordinary shares held directly by Mr. Nehama, which together constitute approximately 7.9% of the outstanding ordinary shares. Mr. Nehama, as the sole officer, director and shareholder of Nechama Investments, may be deemed to indirectly beneficially own any ordinary shares beneficially owned by Nechama Investments, which constitute (together with his shares and warrants) approximately 45.2% of the outstanding ordinary shares. By virtue of the 2008 Shareholders Agreement (as defined below), Mr. Nehama, Nechama Investments, Kanir and Messrs. Raphael and Fridrich may be deemed to be members of a group that holds shared voting power with respect to 45,735,389 ordinary shares and currently exercisable warrants to purchase 23,143,793 ordinary shares, as well as currently exercisable warrants to purchase 4,184,957 that may be acquired pursuant to the Fortissimo Call Option, which together constitute approximately 72.3% of the outstanding ordinary shares, and holds shared dispositive power with respect to 36,967,000 ordinary shares, which constitute 50.1% of the outstanding ordinary shares. Accordingly, Mr. Nehama may be deemed to beneficially own approximately 74.2% of the outstanding ordinary shares. Mr. Nehama and Nechama Investments both disclaim beneficial ownership of the ordinary shares beneficially owned by Kanir.

(3)	By virtue of their positions as sole shareholders and directors of Kanir Investments Ltd. (“Kanir Ltd.”), the general partner in Kanir, and limited partners in Kanir, Hemi Raphael and Ran Fridrich may be deemed to indirectly beneficially own the ordinary shares and ordinary shares underlying warrants beneficially owned by Kanir. Messrs. Raphael and Fridrich disclaim beneficial ownership of such shares.

        Our directors hold, in the aggregate, options exercisable into 146,667 ordinary shares. The 146,667 options have a weighted average exercise price of approximately $0.65 per share and have expiration dates until 2019. Under the 1998 Plan, Oded Akselrod, one of the members of our Board, was granted options to purchase 10,000 ordinary shares on December 30, 2004, August 1, 2005, August 1, 2006, August 1, 2007 and August 1, 2008. Anita Leviant, one of the members of our Board, was granted options to purchase 13,333 shares on August 1, 2008. Lauri A. Hanover, one of our external directors, was granted options to purchase 6,667 shares on November 18, 2003 and was also granted options to purchase 10,000 ordinary shares on December 30, 2004, August 1, 2005, August 1, 2006, August 1, 2007 and August 1, 2008. Alon Lumbroso, our second external director, was granted 6,667 options on November 27, 2006 and was also granted options to purchase 10,000 ordinary shares on August 1, 2007 and August 1, 2008. The exercise price for the underlying shares of such options is the “Fair Market Value” (as defined in the 1998 Plan) of the ordinary shares of Ellomay at the date of grant.

Outstanding Options

        Immediately prior to the consummation of the HP Transaction, there were outstanding options to purchase 10,079,400 of our ordinary shares that were granted to our employees. In connection with the HP Transaction, the vesting of all such employee options was accelerated and all became immediately exercisable upon consummation of the sale of our business to HP on February 29, 2008. As more fully described herein, 9,893,550 of such options were thereafter purchased by us and cancelled in July 2008. Any options not repurchased (due to their relatively high exercise price) were canceled during 2008 pursuant to their terms and the terms of the 2000 Stock Option Plan.

        The options granted to directors under the 1998 Plan are not subject to vesting requirements and have an exercise price ranging from $0.31 to $1.86 per share, with various expiration dates. See Note 14 to our consolidated financial statements included as a part of this annual report on Form 20-F for more details.

1995 Israel Stock Option Plan

        In 1995, we adopted the 1995 Israel Stock Option Plan (the “1995 Plan”), which provides for grants of stock options to our employees and consultants. Options to purchase an aggregate of 500,000 ordinary shares were originally available for grant under the 1995 Plan, as amended, including service options for future services, options for performance, and options to consultants for service or performance.

        At the annual shareholders meeting held on November 18, 2003, our shareholders approved the Board’s resolution to terminate the 1995 Plan and to increase the number of ordinary shares authorized for issuance under our 2000 Stock Option Plan (as amended) in the aggregate amount that was outstanding for grant under the 1995 Plan as of July 15, 2003, thereby increasing the number of ordinary shares authorized for issuance under our 2000 Stock Option Plan by 33,261. At the annual shareholders meeting held on October 27, 2005, our shareholders approved an increase in the number of ordinary shares authorized for issuance under the 2000 Stock Option Plan by the number of ordinary shares underlying options cancelled under the 1995 Plan.

        As of March 15, 2009, there are no outstanding options under the 1995 Plan.

1997 Stock Option Plan

        In 1997, we adopted the 1997 Stock Option Plan (the “1997 Plan”), which provides for grants of stock options to our employees, directors and consultants. Options to purchase an aggregate of 2,200,000 ordinary shares were originally available for grant under the 1997 Stock Option Plan, as amended.

        At the annual shareholders meeting held on November 18, 2003, our shareholders approved the Board’s resolution to terminate the 1997 Plan and to increase the number of ordinary shares authorized for issuance under our 2000 Stock Option Plan in the aggregate amount that was outstanding for grant under the 1997 Plan as of July 15, 2003, thereby increasing the number of ordinary shares authorized for issuance under our 2000 Stock Option Plan by 464,329. At the annual shareholders meeting held on October 27, 2005, our shareholders approved an increase in the number of ordinary shares authorized for issuance under the 2000 Stock Option Plan by the number of ordinary shares underlying options cancelled under the 1997 Plan.

        As of March 15, 2009, there are no outstanding options under the 1997 Plan.

1998 Non-Employee Director Share Option Plan

        For discussion of the 1998 Non-Employee Director Share Option Plan see “Item 6.B: Compensation.”

2000 Stock Option Plan

        In 2000, we adopted the 2000 Stock Option Plan (the “2000 Plan”) to provide for grants of service and non-employee options to purchase ordinary shares to our officers, employees, directors and consultants. The 2000 Plan provides that it may be administered by the Board, or by a committee appointed by the Board, and is currently administered by the Stock Option and Compensation Committee subject to Board approval.

        At the annual shareholders meetings held on November 18, 2003 and October 27, 2004, our shareholders approved increases in the number of ordinary shares authorized for issuance under the 2000 Plan (as amended) to 2,997,590. At the annual shareholders meeting held on October 27, 2005, our shareholders approved an additional increase in the number of ordinary shares authorized for issuance under the 2000 Plan (as amended) by 14,500,000, from 2,997,590 to 17,497,590 and by the number of ordinary shares underlying options surrendered (except in the case of surrender for the exercise into shares) or which cease to be exercisable under the 1995 Plan and the 1997 Plan. As of March 15, 2009, the additional number of ordinary shares underlying options cancelled under the 1995 Plan and the 1997 Plan increased the number of ordinary shares authorized for issuance under the 2000 Plan by 227,000 from 17,497,590 to 17,724,590. Section 12 of the 2000 Plan provided originally that the 2000 Plan will expire on August 31, 2008, unless previously terminated or extended by the Board. At our Board meeting held on June 23, 2008, our Board resolved to amend Section 12 of the 2000 Plan to extend its term until August 31, 2018.

        Our Board has broad discretion to determine the persons entitled to receive options under the 2000 Plan, the terms and conditions on which options are granted, and the number of ordinary shares subject thereto. Our Board delegated to our management its authority to issue ordinary shares issuable upon exercise of options under the 2000 Plan. The exercise price of the options under the 2000 Plan is determined by our Stock Option and Compensation Committee, provided, however, that the exercise price of any option granted shall not be less than eighty percent (80%) of the stock value at the date of grant of such options. The stock value at any time is equal to the then current fair market value of our ordinary shares. For purposes of the 2000 Plan (as amended), the fair market value means, as of any date, the last reported closing price of the ordinary shares on such principal securities exchange on the most recent prior date on which a sale of the ordinary shares took place.

        Our Stock Option and Compensation Committee determines the term of each option granted under the 2000 Plan, including the vesting period; provided, however, that the term of an option shall not be for more than 10 years. Upon termination of employment, all unvested options lapse.

        The options granted are subject to restrictions on transfer, sale or hypothecation. Options and ordinary shares issuable upon the exercise of options granted to our Israeli employees are held in a trust until the payment of all taxes due with respect to the grant and exercise (if any) of such options.

        We have elected the benefits available under the “capital gains” alternative of Section 102 of the Israeli Tax Ordinance. Pursuant to this election, capital gains derived by employees arising from the sale of shares acquired as a result of the exercise of options granted to them under Section 102, will be subject to a flat capital gains tax rate of 25% (instead of the gains being taxed as salary income at the employee’s marginal tax rate). However, as a result of this election, we will no longer be allowed to claim as an expense for tax purposes the amounts credited to such employees as a benefit when the related capital gains tax is payable by them, as we were previously entitled to do. We may change its election from time to time, as permitted by the Tax Ordinance. There are various conditions that must be met in order to qualify for these benefits, including registration of the options in the name of a trustee (the “Trustee”) for each of the employees who is granted options. Each option, and any ordinary shares acquired upon the exercise of the option, must be held by the Trustee for a period commencing on the date of grant and ending no earlier than 24 months after the date of grant.

Changes in Options Following Consummation of the HP Transaction

        In connection with the HP Transaction, our Board of Directors approved the immediate acceleration of all outstanding employee stock options that were outstanding as of the date of execution of the Asset Purchase Agreement. Our Board of Directors further approved the offer to employees who hold outstanding stock options with exercise prices below $1.00 to repurchase their outstanding stock options, subject to and following the fulfillment of all regulatory requirements. The employees received offers from us, setting forth the consideration offered for such options. The employees were generally offered a choice between two methods of payment.

        The first method entails receipt, subject to and following fulfillment of regulatory requirements, of 75% of the consideration and receipt of up to 25% of the consideration following release of the monies deposited in escrow in connection with the HP Transaction. The exact amount of the second payment, if any, will be determined based on the net cash generated by us from our remaining assets and liabilities based on the criteria set forth by our Board and such amount will bear interest equal to the interest rate applicable to the monies deposited in the escrow account in connection with the HP Transaction commencing March 1, 2008. The second method entails receipt, subject to and following fulfillment of regulatory requirements, of 90% of the consideration without entitlement to any additional payment in the future.

        Under both payment methods, all outstanding options were to terminate immediately upon receipt of the first (or in the case of the second method, only) payment.

        The offer to repurchase options was made to employees holding an aggregate of options to purchase approximately 9.9 million of our ordinary shares and the aggregate purchase price is up to approximately $3.8 million.

        Based on the election of the employees between the two methods of payment described herein, on July 2008 we paid approximately $3.1 million in consideration for the options resulting in the immediate cancellation of options to repurchase 9,893,550 of our ordinary shares. The remainder, in the amount of up to $0.7 million, will be paid subject to the terms of the first method of payment set forth above.

        Pursuant to the terms of our option plans, all options that were not repurchased expired 90 days following the termination of employment of the employees holding such options.

        As a result of the purchase of the options and the cancellation of the options as set forth above, on March 15, 2009 the number of ordinary shares authorized for issuance under the 2000 Plan was 7,272,028. Currently, there are no options outstanding under the 2000 Plan.

ITEM 7: Major Shareholders and Related Party Transactions

A.	Major Shareholders

        The following table sets forth information regarding the beneficial ownership of our ordinary shares as of March 15, 2009, by each person known by us to be the beneficial owner of more than 5% of our ordinary shares. Each of our shareholders has identical voting rights with respect to its shares. All of the information with respect to beneficial ownership of the ordinary shares is given to the best of our knowledge.

	Ordinary Shares Beneficially Owned(1)	Percentage of Ordinary Shares Beneficially Owned

Shlomo Nehama (2)	41,782,886	45.2%
Kanir Joint Investments (2005)Limited Partnership (3)(4)	37,545,445	42.5%
Zohar Zisapel (5)	5,359,708	7.3%
Old Lane Funds (6)	4,873,415	6.5%
Fortissimo Entities (7)	4,184,957	5.4%

(1)	As used in this table, “beneficial ownership” means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security. For purposes of this table, a person is deemed to be the beneficial owner of securities that can be acquired within 60 days from March 15, 2009 through the exercise of any option or warrant. Ordinary shares subject to options or warrants that are currently exercisable or exercisable within 60 days are deemed outstanding for computing the ownership percentage of the person holding such options or warrants, but are not deemed outstanding for computing the ownership percentage of any other person. The amounts and percentages are based on a total of 73,786,428 ordinary shares outstanding as of March 15, 2009.

(2)	The 41,782,886 ordinary shares beneficially owned by Mr. Nehama consist of: (i) 22,661,551 ordinary shares, currently exercisable warrants to purchase 10,067,172 ordinary shares and a currently exercisable call option to purchase 2,789,971 currently exercisable warrants held by the Fortissimo Entities pursuant to the Fortissimo Call Option held by Nechama Investments, which together constitute approximately 41.0% of the outstanding ordinary shares and (ii) 412,961 ordinary shares and currently exercisable warrants to purchase 5,851,231 ordinary shares held directly by Mr. Nehama, which constitute approximately 7.9% of the outstanding ordinary shares. Mr. Nehama, as the sole officer, director and shareholder of Nechama Investments, may be deemed to indirectly beneficially own any ordinary shares beneficially owned by Nechama Investments, which constitute (together with his shares and warrants) approximately 45.2% of the outstanding ordinary shares. By virtue of the 2008 Shareholders Agreement, Mr. Nehama, Nechama Investments, Kanir, Kanir Ltd. and Messrs. Raphael and Fridrich may be deemed to be members of a group that holds shared voting power with respect to 45,735,389 ordinary shares and currently exercisable warrants to purchase 23,143,793 ordinary shares, as well as currently exercisable warrants to purchase 4,184,957 that may be acquired pursuant to the Fortissimo Call Option, which together constitute approximately 72.3% of the outstanding ordinary shares, and holds shared dispositive power with respect to 36,967,000 ordinary shares, which constitute 50.1% of the outstanding ordinary shares. Accordingly, Mr. Nehama may be deemed to beneficially own approximately 74.2% of the outstanding ordinary shares. Each of Mr. Nehama and Nechama Investments disclaims beneficial ownership of the ordinary shares beneficially owned by Kanir.

(3)	According to information provided by the holder, Kanir is an Israeli limited partnership. The holdings of Kanir include currently exercisable warrants to purchase 13,076,621 ordinary shares and a currently exercisable call option to purchase 1,394,986 currently exercisable warrants held by the Fortissimo Entities pursuant to the Fortissimo Call Option. Kanir Ltd., in its capacity as the general partner of Kanir LP, has the voting and dispositive power over the ordinary shares directly beneficially owned by Kanir. As a result, Kanir Ltd. may be deemed to indirectly beneficially own the ordinary shares beneficially owned by Kanir. Messrs. Raphael and Fridrich are the sole shareholders and directors of Kanir Ltd. As a result, they may be deemed to indirectly beneficially own the ordinary shares beneficially owned by Kanir. Messrs. Raphael and Fridrich disclaim beneficial ownership of such ordinary shares. By virtue of the 2008 Shareholders Agreement, Mr. Nehama, Nechama Investments, Kanir, Kanir Ltd. and Messrs Raphael and Fridrich may be deemed to be members of a group that holds shared voting power with respect to 45,735,389 ordinary shares and currently exercisable warrants to purchase 23,143,793 ordinary shares, as well as currently exercisable warrants to purchase 4,184,957 that may be acquired pursuant to the Fortissimo Call Option, which together constitute approximately 72.3% of the outstanding ordinary shares, and holds shared dispositive power with respect to 36,967,000 ordinary shares, which constitute 50.1% of the outstanding ordinary shares. Each of Kanir, Kanir Ltd. and Messrs. Raphael and Fridrich disclaims beneficial ownership of the ordinary shares beneficially owned by Nechama Investments.

(4)	Bonstar, an Israeli company, currently holds warrants to purchase 846,906 ordinary shares, which constitute approximately 1.1% of the outstanding ordinary shares. Bonstar is a limited partner of Kanir and assisted Kanir in the financing of the purchase of some of its ordinary shares. Accordingly, Bonstar may be deemed to be a member of a group with Kanir and its affiliates, although there are no agreements between Bonstar and either of such persons and entities with respect to the ordinary shares beneficially owned by each of them. Mr. Joseph Mor and Mr. Ishay Mor are the sole shareholders of Bonstar and Mr. Joseph Mor serves as the sole director of Bonstar. Messrs. Joseph Mor and Ishay also hold, through a company jointly held by them, 750,000 ordinary shares, which constitute approximately 1.0% of the outstanding ordinary shares. By virtue of their control over Bonstar and the other company, Messrs. Joseph Mor and Ishay Mor may be deemed to indirectly beneficially own the 1,596,906 ordinary shares beneficially owned by Bonstar and by the other company, which constitute approximately 2.1% of the ordinary shares. Each of Bonstar and Messrs. Joseph Mor and Ishay Mor disclaims beneficial ownership of the ordinary shares beneficially owned by Kanir and Nechama Investments. The information provided in the foregoing paragraph is based on public filings made by Bonstar and Messrs. Joseph Mor and Ishay Mor.

(5)	According to public filings and information provided by the holder, Zohar Zisapel is an Israeli citizen.

(6)	According to information provided by the holders, the Old Lane Funds include Old Lane Luxemburg Master Fund S.a.r.l (“Old Lane”), a private company registered in Luxemburg, and its shareholders: Old Lane Cayman Master Fund L.P., a limited partnership registered in the Cayman Islands (“Old Lane Cayman”), Old Lane HMA Master Fund, L.P., a limited partnership registered in the Cayman Islands (“Old Lane HMA”) and Old Lane U.S. Master Fund L.P., a limited partnership registered in Delaware, USA (“Old Lane US” and, together with Old Lane Cayman and Old Lane HMA, the “Old Lane Shareholders”). Old Lane currently beneficially holds 4,814,815 ordinary shares for the benefit of its shareholders as follows: (i) 2,207,408 ordinary shares and 662,222 ordinary shares underlying currently exercisable warrants held for the benefit of Old Lane Cayman, which also directly holds 34,522 ordinary shares, (ii) 625,926 ordinary shares and 187,778 ordinary shares underlying currently exercisable warrants held for the benefit of Old Lane HMA, which also directly holds 10,072 ordinary shares and (iii) 870,370 ordinary shares and 261,111 ordinary shares underlying currently exercisable warrants held for the benefit of Old Lane US, which also directly holds 14,006 ordinary shares. Old Lane disclaims beneficial ownership of the shares held for the benefit of the Old Lane Shareholders.

(7)	According to information provided by the holders, the “Fortissimo Entities” consist of Fortissimo Capital Fund GP, LP (“FFC-GP”), Fortissimo Capital Fund (Israel), LP (“FFC-Israel”); Fortissimo Capital Fund (Israel-DP), LP (“FFC-Israel-DP”); and Fortissimo Capital Fund, LP (“FFC Cayman”). FFC-GP and FFC Cayman are limited partnerships incorporated in the Cayman Islands. FFC-Israel and FFC-Israel-DP are limited partnerships incorporated in Israel. FFC-GP is the general partner of each of FFC-Israel, FFC-Israel-DP and FFC Cayman, which invest together in the framework of parallel private equity funds. The holdings of the Fortissimo Entities consist of currently exercisable warrants to purchase 3,742,048 ordinary shares held directly by FFC-Israel, currently exercisable warrants to purchase 333,516 ordinary shares held directly by FFC-Israel-DP and currently exercisable warrants to purchase 109,393 ordinary shares held directly by FFC Cayman. The 2005 shareholders agreement between FFC-GP and Kanir was terminated in connection with the sale of all of the ordinary shares and a majority of the warrants to purchase ordinary shares held by the Fortissimo Entities to Kanir and Nechama Investments in March 2008. Based on public filings made by Kanir and Nechama Investments, among the transaction set forth in the documents governing the sale of our securities by the Fortissimo Entities to Kanir and Nechama Investments, Kanir and Nechama Investments granted the Fortissimo Entities a put option exercisable at $0.50 per warrant, and the Fortissimo Entities granted Kanir and Nechama Investments a call option (the “Fortissimo Call Option”) exercisable at $0.80 per warrant, with respect to warrants to purchase 4,184,957 ordinary shares held by the Fortissimo Entities, in each case, subject to equitable adjustments in the event of customary capitalization events or dividend distributions. Said options are exercisable during the period commencing on March 27, 2009 and ending on the earlier to occur of (i) March 27, 2010 and (ii) the date on which such warrants have been listed for trade on a stock market.

Significant Changes in the Ownership of Major Shareholders

        In January and February 2007, we closed a private placement with certain investors. As of March 15, 2009, Old Lane Luxemburg, who participated in the private placement, is the beneficial owners of 4,814,815 ordinary shares (including 1,111,111 ordinary shares issuable upon exercise of warrants), or 6.4% of our outstanding ordinary shares. As a result of the private placement in the beginning of 2007, Bank Leumi Le Israel B.M. ceased to be a major shareholder of Ellomay.

        In February 2008, Kanir purchased, in a series of private transactions, additional Ellomay shares and warrants. The sellers in such private transactions included, among others, Dan and Edna Purjes, and entities they control or are affiliated with. Certain of the securities purchased by Kanir were subsequently transferred to Shlomo Nehama. The Purjes’s beneficial ownership interest decreased from 16.51% to 12.51% as of May 2007 as a result of the private placement in early 2007 and, pursuant to information provided by Mr. Purjes, as a result of the sale of shares and warrants on February 2008, he and his affiliates no longer beneficially owned any Ellomay ordinary shares or warrants immediately following the sale.

        In March and April 2008, Kanir, Shlomo Nehama and Nechama Investments purchased additional Ellomay shares and warrants in a series of private transactions, including all of the shares and a majority of the warrants held by the Fortissimo Entities, a majority of the warrants held by Bank Hapoalim, decreasing the percentage of ordinary shares beneficially owned by Bank Hapoalim from 6.3% to less than one percent, and shares held by certain of the entities affiliated with Meitav Investment House Ltd. (the “Meitav Entities”), decreasing the percentage of ordinary shares beneficially owned by the Meitav Entities from 6.34% to less than five percent.

        In September 2008, warrants to purchase 240,000 ordinary shares, at an exercise price of $0.52 per share, were exercised. In October 2008, warrants to purchase 825,923 ordinary sharesat an exercise price of $0.34 per share, held equally by Kanir and Shlomo Nehama, were exercised. These exercises resulted in the receipt by us of aggregate consideration in the amount of $0.511 million.

Record Holders

        Based on a review of the information provided to us by our transfer agent and major shareholders, as of March 15, 2009, there were 67* record holders of ordinary shares, of which 26 represented United States* record holders holding approximately 32.9% (of which approximately 32% are held by the Depository Trust Company) of our outstanding ordinary shares.

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

        The parties to the 2008 Shareholders Agreement agreed to vote all their Ellomay ordinary shares as provided in the 2008 Shareholders Agreement. Where the 2008 Shareholders Agreement is silent as to a matter brought before the shareholders of Ellomay, the parties will agree in advance as to how they will vote. In the event that the parties do not reach an agreement regarding any such matter, they will vote all of their ordinary shares against such matter. In addition, the parties agreed to use their best efforts to amend our articles to require that, if so requested by at least two of our directors, certain matters will require the approval of a simple majority of the outstanding ordinary shares, such as related party transactions and any material change in Ellomay’s scope of business. At our annual shareholders meeting held on December 30, 2008, our shareholders approved the adoption of our Second Amended and Restated Articles, as requested by Kanir and Nechama Investments and that includes, among other things, the revisions contemplated in the 2008 Shareholders Agreement. For more information, see “Item 10B: Memorandum of Association and Second Amended and Restated Articles.”

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

Encumbrances Placed on Ellomay’s Securities

        Pursuant to public filings made and information provided by Kanir and Nechama Investments and their affiliates, on March 27, 2007, each of Kanir and Nechama Investments entered into a separate five-year loan agreement with Israel Discount Bank Ltd. in order to finance the purchase of Ellomay ordinary shares and warrants to purchase ordinary shares. As collateral for the loans, Israel Discount Bank Ltd. received a first-priority pledge over 19,020,872 ordinary shares and warrants to purchase 2,027,426 ordinary shares, or, in the aggregate, 27.8% of the outstanding ordinary shares, held by Kanir and over 19,021,547 ordinary shares, or 25.8% of the outstanding ordinary shares, held by Nechama Investments. A default of either of Kanir and Nechama Investments under their agreements with Israel Discount Bank Ltd. could cause a foreclosure with respect to the ordinary shares of Ellomay subject to the pledge to such bank, which could result in a change of control of Ellomay.

B.	Related Party Transactions

        On December 30, 2008, following the approval of our Audit Committee, Board of Directors and shareholders, we entered into a management services agreement with Kanir and Meisaf, effective as of March 31, 2008, the date of appointment of Messrs. Fridrich and Nehama as members of our Board. In consideration of the performance of the management services and the board services under the terms of the management services agreement we agreed to pay Kanir and Meisaf, in equal parts in and quarterly payments, an aggregate annual services fee in the amount of $250,000 plus value added tax pursuant to applicable law.

        For a further discussion of transactions and balances with related parties see “Item 10.C: Material Contracts” and Note 13 to our consolidated financial statements, which are included as a part of this annual report.

C.	Interests of Experts and Counsel

        Not Applicable.

ITEM 8: Financial Information

A.	Consolidated Statements and Other Financial Information.

Consolidated Statements

        For our audited consolidated financial statements for the year ended December 31, 2008, please see pages F-1 to F-44 of this report.

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

        The US dollar amounts presented below are based on applicable conversion rates in effect as of December 31, 2008.

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

        During 2003, Julius Heywinkel GmbH, a former supplier and manufacturer of NUR Media Solutions filed suit against NUR Media Solutions in the Court of Osnabrück, Germany, claiming that NUR Media Solutions owed penalties as a result of NUR Media Solutions’ alleged failure to purchase certain minimum quantities prescribed under an agreement between NUR Media Solutions and Heywinkel. Heywinkel was seeking damages in approximately the amount of €0.93 million (or $ 1.388 million). In February 2006, the Court of Osnabrück ordered NUR Media Solutions to pay Heywinkel an aggregate amount of €1.2 million (or $1.76 million) representing penalties and accrued interest. NUR Media Solutions filed an appeal, which was rejected by the High Regional Court in Oldenburg, Germany in July 2006. During 2007, NUR Media Solutions reached an agreement with Heywinkel to pay the amount due over a period of 40 months and, pursuant to the terms of the payment arrangement, Ellomay provided a guarantee for the debt of NUR Media Solutions to Heywinkel. Following the consummation of the HP Transaction a second settlement agreement was reached by which the full amount was paid in a lump sum during August 2008.

        In September 2003, we filed a suit in the Magistrate Court of Tel Aviv, Israel against R.R. Graphics Ltd., a former distributor in Israel, for the collection of unpaid invoices totaling approximately $0.42 million. In February 2004, R.R. Graphics filed a statement of defense denying our claims and it also filed a counter-claim for alleged damages caused to it by us in the amount of approximately $0.21 million. We believe that the counter-claim that was filed by R.R. Graphics is without merit and that a loss in not probable.

        In December 2003, Imagens Digitais Ltda., a client of NUR Do Brazil Ltda., filed a suit against NUR Do Brazil Ltda. and NUR America in Brazil, alleging that a machine purchased by it failed to perform. Imagens is seeking reimbursement of the purchase price paid by it in the amount of approximately $0.29 million. We believe that the claim is without merit.

        In February 2005, the OCS initiated administrative proceedings for the confiscation of certain of our assets to secure our alleged liability to the OCS of approximately $0.8 million in unpaid royalties related to the sale of equipment. On February 21, 2005, we filed a suit with the District Court in Jerusalem against the OCS and the Marketing Fund requesting a declaratory judgment denying the OCS claim for royalties and for the recovery of approximately $0.27 million that was previously paid to the OCS. We also filed a motion requesting the court to direct the OCS to cease and cancel the confiscations procedures. In February 2006, the court approved a settlement between Ellomay and the OCS. Under the terms of the approved settlement, we were required to make aggregate payments of approximately $0.6 million to the OCS and approximately $0.78 million to the Marketing Fund over a three-year period. As of December 31, 2008, the debt to the OCS and the debt to the Marketing Fund have been fully repaid.

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

        In February 2007 a claim was filed against us and one of our former officers by a person claiming to have been an agent of the company in West Africa for commissions on sales of printers. The claim is for NIS 3,000 ($0.79 million). We filed a statement of defense denying all claims, both with respect to the causes of action and with respect to the factual allegations in the claim. Based on management estimation and the opinion of its legal counsel no provision was recorded with respect to this claim.

        In May 2007, a former managing director of NUR Europe filed a lawsuit against the Company and two of its subsidiaries claiming his resignation was for just cause due to demotion and therefore should be deemed as a termination of his employment by the subsidiary. The Company denied all the claims made by the former employee. The ruling in favor of the company was deemed final in March 2009 when the official time for appeal passed.

        In January 2008, a former distributor of NUR Asia Pacific filed a lawsuit against the subsidiary claiming his distribution agreement was terminated in violation of its terms and seeking damages in the amount of $AUD 5.562 million. The subsidiary filed a statement of defense denying the claims and filed a counterclaim against the former distributor for non-payment and other damages in the amount of $0.882 million. The parties reached a settlement agreement by which the subsidiary paid the former distributor an amount of $0.175 million in October 2008.

        During 2008, a former employee of a subsidiary filed a lawsuit against the Company in the amount of approximately $ 0.32 million alleging the Company did not provide him with the appropriate amount of time to exercise his stock options following the termination of the applicable blackout period. The Company and the former employee are negotiating a settlement proposal by which the Company undertakes to pay an amount of approximately $0.03 million and this amount shall be considered as the gross, exhaustive and final consideration paid to the former employee.

        We may from time to time become a party to various legal proceedings in the ordinary course of our business.

Dividends

        We do not anticipate that we will pay any cash dividend on our ordinary shares in the foreseeable future. Dividends, if any, will be paid in New Israeli Shekel. Dividends paid to shareholders outside Israel will be converted to U.S. dollars, on the basis of the exchange rate prevailing at the date of payment.

B.	Significant Changes

        Except as otherwise disclosed in this annual report, no significant changes have occurred since December 31, 2008.

ITEM 9: The Offer and Listing

A.	Offer and Listing Details

        Not applicable other than Item 9.A.4.

Stock Price History

        The prices set forth below are high and low closing market prices for the ordinary shares of Ellomay as reported by the Nasdaq Capital Market or the Pink Sheets, as applicable, for the fiscal year ended December 31 of each year indicated below, for each fiscal quarter indicated below, and for each month for the six-month period ending February 28, 2009. Such quotations reflect inter-dealer prices, without retail markup, markdown, or commission and may not necessarily represent actual transactions. Our ordinary shares are currently quoted in the over-the-counter market in the “Pink Sheets” under the symbol “EMYCF.PK.”

Year	High (US)	Low (US)

2004	$2.14	$0.66
2005	0.83	0.18
2006	0.84	0.50
2007	0.84	0.43
2008	0.75	0.47

2007
First Quarter	$0.65	$0.43
Second Quarter	0.56	0.46
Third Quarter	0.62	0.44
Fourth Quarter	0.84	0.462

2008
First Quarter	$0.75	$0.60
Second Quarter	0.71	0.53
Third Quarter	0.65	0.47
Fourth Quarter	0.70	0.50

Most Recent Six Months
February 2009	$0.64	$0.46
January 2009	0.58	0.52
December 2008	0.64	0.51
November 2008	0.69	0.51
October 2008	0.70	0.50
September 2008	0.64	0.55

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

B.	Plan of Distribution

        Not Applicable.

C.	Markets

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

        Not applicable.

B.	Memorandum of Association and Second Amended and Restated Articles

        Set forth below is a brief description of certain provisions contained in the Memorandum of Association, the Second Amended and Restated Articles, adopted by our shareholders at our general meeting held on December 30, 2008, as well as certain statutory provisions of Israeli law. The Memorandum of Association and the Articles are incorporated by reference herein. The description of certain provisions does not purport to be a complete summary of these provisions and is qualified in its entirety by reference to such exhibits.

Authorized Share Capital

        The authorized share capital of Ellomay is one hundred seventy million (170,000,000) New Israeli Shekels, divided into one hundred and seventy million ordinary shares, NIS 1.00 par value per share.

        Due to the fact that we were incorporated prior to 1999, the year the Companies Law was enacted, a special majority of 75% of the shares voting on the matter is required in order to amend our Memorandum, which includes changes to our capital structure, such as an increase in our authorized capital.

        At our general meeting held on December 30, 2008, our shareholders resolved to effect a reverse share split of our ordinary shares (on the effective date to be determined by our Board) where each ten ordinary shares will be consolidated into one single ordinary share of NIS 10.00 nominal value, such that our registered share capital will be divided into 17,000,000 ordinary shares. Our shareholders further resolved that all fractional shares which are one-half share or more will be increased to the next higher whole number of shares and all fractional shares which are less than one-half share will be decreased to the next lower whole number of shares and to authorize our Board to determine the timing of the reverse share split and also to determine not to implement the reverse share split, all based on our Board’s judgment of our best interests.

        As more fully described in the proxy statement sent to our shareholders prior to the December 30, 2008 meeting, the purpose of the reverse share split is to enable us to meet the minimum bid price initial listing requirement of the NASDAQ Global Market. As we cannot currently attempt to list our shares on the NASDAQ Global Market due, among other things, to our lack of operations, our current intention is to implement the reverse share split prior to the closing of a business combination and to attempt to list our shares on the NASDAQ Global Market in conjunction with the closing of such business combination. Subsequently to the publication of our proxy statement, the NASDAQ issued new listing requirements, reducing the minimum bid price from $5.00 to $4.00 in all NASDAQ markets. We cannot predict if and when our ordinary shares will begin trading on the NASDAQ Global Market or any other NASDAQ market and cannot assure you that following the reverse share split the market price per each of our ordinary shares will either exceed or remain in excess of the $4.00 per share minimum bid price as required to meet the initial listing requirements for the NASDAQ Global Market. In addition, we cannot predict whether, or assure you that, we will otherwise meet the initial listing requirements and thereafter the continued listing requirements of the NASDAQ Global Market.

Purpose and Objective

        We are a public company registered under the Companies Law as Ellomay Capital Ltd., registration number 52-003986-8. Pursuant to Article 3.1 of our Articles, our objective is to undertake any lawful activity, including any objective set forth in our Memorandum of Association. Pursuant to Article 3.2 of our Articles, our purpose is to operate in accordance with commercial considerations with the intentions of generating profits. In addition, we may contribute reasonable amounts for any suitable purpose even if such contributions do not fall within our business considerations. The Board may determine the amounts of the contributions, the purpose for which the contribution is to be made, and the recipients of any such contribution.

Board of Directors

        Under the Companies Law, the Board is authorized to set our strategy and supervise the performance of the duties and actions of our chief executive officer. Our Board may not delegate to a committee of the Board or the chief executive officer the right to decide on certain of the authorities vested in it, including determination of our strategy, distributions, certain issuances of securities and approval of financial reports. The powers conferred upon the Board are vested in the Board as a collective body and not in each one or more of the directors individually. Unless otherwise set forth in a resolution of the shareholders, the Board shall consist of not less than four (4) nor more than eight (8) directors (including any external directors whose appointment is mandated under the Companies Law).

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

Chairman of the Board

        Our Articles provide that our Chairman of the Board shall have no casting vote, unless (i) the Chairman of the Board is then Mr. Shlomo Nehama and (ii) Nechama Investments, together with any Affiliates (as defined in our Articles) thereof, then holds at least 25.05% of our outstanding shares. Our Articles further provide that, notwithstanding the foregoing, in case Mr. Shlomo Nehama elects to exercise his casting vote in respect of a specific resolution brought before the Board (the “Triggering Resolution”), then (a) prior to such exercise, Nechama Investments shall be required to trigger the “Buy Me Buy You” mechanism set forth in Section 6 of the 2008 Shareholders Agreement as an Offering Party (as defined in the 2008 Shareholders Agreement), whereby the Triggering Resolution will be pending until the consummation of the sale of the Restricted Shares (as defined in the 2008 Shareholders Agreement) of one party to the 2008 Shareholders Agreement to the other party of the 2008 Shareholders Agreement in accordance with such “Buy Me Buy You” mechanism; and (b) in the event that three (3) directors of our so require, the Triggering Resolution shall be conditioned upon the approval of our General Meeting pursuant to Article 25.1 of the Articles (requiring a special majority of 50.1% of the outstanding shares). Upon a transfer of the Restricted Shares by Kanir to third party in accordance with the terms of the 2008 Shareholders Agreement, the casting vote of the Chairman of the Board shall expire.

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

        An annual meeting of shareholders must be held once in every calendar year at such time (within a period of not more than fifteen months after the last preceding annual meeting) and at such place as may be determined by the Board. The Board may, at any time, convene Extraordinary General Meetings of shareholders, and shall be obligated to do so upon receipt of a requisition in writing of (i) two directors or one quarter of the directors holding office; and/or (ii) one or more shareholders holding at least 5% of the issued capital and at least 1% of the voting rights in the Company; and/or (iii) one or more shareholders holding at least 5% of the voting rights in the Company. A requisition must detail the objects for which the meeting must be convened and shall be signed by the persons requisitioning it and sent to the Company’s registered office. Where the Board of Directors is required to convene a special meeting, it shall do so within 21 days of the requisition being submitted. Prior to any general meeting a written notice thereof shall be made public as required by Israeli law. The Articles provided that we shall not be required to deliver notice to each shareholder, except as may be specifically required by Israeli law. The Articles further provide that a notice by us of a general meeting that is published in one international wire service shall be deemed to have been duly given on the date of such publication.

        Two or more members present in person or by proxy and holding shares conferring in the aggregate more than 25% of the total voting power attached to our shares shall constitute a quorum at general meetings. If a meeting is adjourned due to the lack of a quorum (and provided that it was not convened due to the requisition of certain shareholders), any two shareholders, present in person or by proxy at the subsequent adjourned meeting, will constitute a quorum. Unless provided otherwise by the terms of issue of the shares, no member shall be entitled to be present or vote at a general meeting (or to be counted as part of the quorum) unless all amounts due as of the date designated for same general meeting with respect to his shares were paid. A resolution shall be deemed adopted if the requisite quorum is present and the resolution is supported by members present, in person or by proxy, vested with more than fifty percent (50%) of the total voting power attached to the shares whose holders were present, in person or by proxy, at such meeting and voted thereon, or such other percentage required by law or set forth in the Articles from time to time.

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

        Following the adoption of the Second Amended and Restated Articles at our general meeting of shareholders held on December 30, 2008, Article 25.5 provide that for so long as the 2008 Shareholders Agreement is in effect, at the written request of any two directors with respect to any proposed action or transaction (including certain related party transactions, any amendments to our Memorandum of Association or Articles, any merger or consolidation of the Company, any material change in the scope of our business, the voluntary liquidation or dissolution of the Company, approval of annual budget or business plan and material deviations therefrom and any change in signatory rights on behalf of the Company), such action or transaction shall require the approval of our general meeting by a resolution supported by members present, in person or by proxy, vested with at least 50.1% of our outstanding shares, or by such higher approval threshold as may be required by Israeli law.

Changing Rights Attached to Shares

        According to our Articles, in order to change the rights attached to any class of shares, unless otherwise provided by the terms of the class, such change must be adopted by a general meeting of the shareholders and by a separate general meeting of the holders of the affected class with a majority of the voting power participating in such meeting. The provisions of the Articles relating to General Meetings of our shareholders shall apply, mutatis mutandis, to any separate General Meeting of the holders of the shares of a specific class; provided, however, that the requisite quorum at any such separate General Meeting shall be one or more members present in person or by proxy and holding not less than thirty three and one third percent (33 1/3%) of the issued shares of such class.

        Pursuant to the Companies Law, the quorum requirement for General Meetings and for separate General Meetings for holders of a specific class may be satisfied with the presence of at least two members present in person or by proxy and holding not less than 25% of the outstanding shares, or the shares of such class, as the case may be.

Dividends and Profits

        Our Board may from time to time, subject to the provisions of Companies Law, declare and order the payment of a dividend from our accrued profits at the rate it may deem, provided that there is no reasonable concern that payment of such dividend may prevent us from meeting our current and expected liabilities when they become due. Upon recommendation by the Board, dividends may be paid, in whole or in part, by the distribution of certain of our specific assets and/or by the distribution of shares and/or debentures of Ellomay and/or of any other company, or in any combination of such manners. Subject to special or restricted rights conferred upon the holders of shares as to dividends, if any, the dividends shall be distributed in accordance with our paid-up capital attributable to the shares for which the dividend has been declared. Our obligation to pay dividends or any other amount in respect of shares may be set-off against any indebtedness, however arising, liquidated or non-liquidated, of the person entitled to receive the dividend. Any dividend unclaimed within the period of seven years from the date stipulated for its payment shall be forfeited and returned to us, unless otherwise directed by the Board. In the event of the winding up of Ellomay, then, subject to provisions of any applicable law and to any special or restricted rights attached to a share, our assets in excess of our liabilities will be distributed among the shareholders in proportion to the paid-up capital attributable to the shares in respect of which the distribution is being made.

Redemption Provisions

        We may, subject to any applicable law, issue redeemable securities and then redeem them.

Certain Transactions with Controlling Persons

        No provision in the Articles discriminates against an existing or prospective holder of securities, as a result of such shareholder owning a substantial amount of shares. However, the Companies Law extends the disclosure requirements applicable to Office Holder as described in “Item 6.C: Board Practices,” to a controlling shareholder in a public company. The Companies Law defines a controlling shareholder the shareholder who can direct the activities of the company, including a person who holds 25% or more of the voting rights at the company’s general meeting, provided there is no other person that holds more than 50% of the voting rights in the company. If two or more shareholders are interested parties in the same transaction, their shareholdings are combined for the purposes of calculating percentages. If two or more shareholders are parties to a voting agreement, their interests are also generally combined for the purposes of calculating percentages. Extraordinary transactions between a public company and a controlling shareholder or a controlling shareholder’s relative, extraordinary transactions in which a controlling shareholder has a personal interest but which are between a public company and another entity, and the entering into agreements with the controlling shareholder, or his relative if such relative is an Office Holder, in connection with their terms of compensation, all require the approval of the audit committee, the board of directors and the shareholders. If required, shareholder approval must include at least one-third of the shareholders who have no personal interest in the transaction and are present and voting at the meeting. Alternatively, the total shareholdings of the disinterested shareholders who vote against the transaction must not represent more than one percent of the voting rights in the company.

        Under the Companies Regulations (Relief from Related Party Transactions), 2000, promulgated under the Companies Law (the “Relief Regulations”), certain extraordinary transactions between a company and its controlling shareholder(s), certain undertakings of a company to its directors in connection with their terms of service and certain transactions between a company and its controlling shareholder(s) or their relatives in their capacity as Office Holders of the company may be approved, if the conditions set forth in such regulations are met, without the requirement to obtain shareholder approval. The Relief Regulations require that the company’s audit committee and board of directors determine that the conditions set forth in the Relief Regulations are met. One of the alternative conditions for approving an extraordinary transaction with a controlling shareholder is that such transaction only benefits the company. Another available condition is that the transaction is in the ordinary course of business, on market terms, and does not harm the company. The foregoing relief will not apply if one or more shareholders holding at least 1% of the issued and outstanding share capital of the company or of the company’s voting rights objects to the use by the company of such relief, provided that such objection is submitted to the company in writing not later than fourteen (14) days from the date in which companies such as our company reported the adoption of the resolution pursuant to the Relief Regulations to its shareholders. If such objection is duly and timely submitted, then the transaction or compensation arrangement will require shareholders’ approval as detailed above.

Anti-takeover Provisions; Mergers and Acquisitions under Israeli Law

        The Companies Law permits merger transactions with the approval of each party’s board of directors and generally requires shareholder approval, as well. Under a recent amendment to the Companies Law, a merger with a wholly owned subsidiary does not require approval of the surviving company’s shareholders. A merger does not require approval of the surviving company’s shareholders if (i) the merger does not require amending the surviving company’s memorandum of association or articles and (ii) the surviving company does not issue more than 20% of its voting power in connection with the merger and pursuant to the issuance no shareholder would become a controlling shareholder. Shareholder approval of the surviving company would nevertheless be required if the other party to the merger, or a person holding more than 25% of the outstanding voting shares or means of appointing the board of directors of the other party to the merger, holds any shares of the surviving company. In accordance with the Companies Law, our Articles provide that a merger may be approved at a shareholders meeting by a majority of the voting power represented at the meeting, in person or by proxy, and voting on that resolution. The Companies Law provides that in determining whether the required majority has approved the merger, shares held by the other party to the merger, any person holding at least 25% of the outstanding voting shares or means of appointing the board of directors of the other party to the merger, or the relatives or companies controlled by these persons, are excluded from the vote. As described above, our Articles currently provide, under certain circumstances, including a merger of the Company, that two directors may require that, in addition to the majority prescribed by the Companies Law, a merger be approved by a resolution supported by shareholders present, in person or by proxy, vested with at least 50.1% of our outstanding shares.

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

Duties of Shareholders

        Under the Companies Law, a shareholder has a duty to act in good faith towards the company and other shareholders and to refrain from abusing his or her power in the company including, among other things, when voting in a general meeting of shareholders or in a class meeting on the following matters:

—	any amendment to the articles;

—	an increase in the company's authorized share capital;

—	a merger; or

—	approval of related party transactions that require shareholder approval.

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

        Under the subscription agreement entered into between us and each of the investors, we were required, on a best efforts basis, to file a registration statement registering the ordinary shares and ordinary shares underlying warrants for resale within six months following the private placement. The investors in the private placement were provided with the same registration rights as those provided to the Fortissimo Entities in connection with their investment in Ellomay in late 2005 (as were reflected in a registration rights agreement executed among us and the Fortissimo Entities) and were also provided with the right to receive partial liquidated damages in the event the Company did not meet certain target dates set forth in the agreement in connection with the registration of the shares. The partial liquidated damages are in an amount equal to 1.0% of the aggregate purchase price paid by each investor per month of default, subject to an overall limit of up to 24 months of partial liquidated damages. On June 29, 2007, we filed a registration statement for the resale of certain ordinary shares and ordinary shares underlying warrants held by several of our shareholders, including the shares and shares underlying warrants issued in January and February 2007. The registration statement became effective on August 3, 2007 and temporarily lost its effectiveness on October 1, 2007, as it was not in compliance with financial disclosure requirements, but regained its effective status on June 30, 2008.

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

        On the APA Closing Date (February 29, 2008), the sale of our business to HP was finalized. The base purchase price pursuant to the Asset Purchase Agreement is $117.5 million. The purchase price was subject to upward or downward adjustment based on the net debt (bank debt less cash balances) of the Company and its subsidiaries that were not purchased by HP as of the APA Closing Date. The purchase price adjustment on such date was approximately $4 million, increasing the total consideration under the Asset Purchase Agreement from $117.5 million to $121.5 million. Following the APA Closing Date, the parties reached a mutual resolution to assign NUR Europe’s facilities and related capital lease to a third party. Therefore, we were entitled to additional net proceeds (after deduction of HP’s expenses in connection with such capital lease and other expenses that were to be borne by us pursuant to the Asset Purchase Agreement) in the amount of $1.1 million as additional consideration for NUR Europe’s shares, increasing the aggregate consideration in connection with the HP Transaction to $122.6 million.

        Of the total consideration:

—	$103.9 million was transferred to us on the APA Closing Date.

—	$1.6 million was withheld by HP until final calculation of the net debt as of the APA Closing Date. Based on the final net debt calculation we were entitled only to an amount of $1.504 million, which was transferred to us on July 30, 2008.

—	$1.5 million was withheld by HP until the resolution of NUR Europe’s obligations with respect to its capital lease and Government grants. Of the $1.5 million withheld, an amount of $1 million was transferred to us on December 2, 2008 as a result of the assignment of NUR Europe’s facilities and related capital lease to a third party. The $0.5 million withheld in connection with NUR Europe’s obligations with respect to the government grants is still being held by HP.

—	Of the additional proceeds in the amount of $1.1 million related to NUR Europe’s facilities, a total amount of $0.4 million was transferred to us on December 18, 2008 and an additional amount of approximately $0.7 million was transferred to us on March 13, 2009.

—	The remaining $14.5 million was deposited into an escrow account to secure the indemnity obligations of the Company and its remaining subsidiaries. The escrow funds, net of amounts distributed to HP in satisfaction of indemnity obligations, are to be distributed to us in two installments: $9.5 million is to be distributed eighteen months following the APA Closing Date and $5 million is to be distributed to us twenty-four months following the APA Closing Date.

        The foregoing description of the Asset Purchase Agreement is only a summary and does not purport to be complete and is qualified by reference to the full text of the Asset Purchase Agreement filed by us as Exhibit 4.7 in Item 19.

        For details with respect to additional consequences of the HP Transaction see "Item 6.B: Compensation," "Item 6.D: Employees" and "Item 5.B: Liquidity and Capital Resources."

Management Services Agreement with Kanir and Meisaf

        At the annual shareholders meeting held on December 30, 2008, our shareholders approved the terms of a management services agreement among us, Kanir and Meisaf, effective as of March 31, 2008 (the “Management Agreement”).

        The Management Agreement provides, among other things, that Meisaf and Kanir, through their employees, officers and directors, will assist us in connection with the process of identifying and evaluating opportunities to acquire operations, otherwise provide us with management services and advise and provide assistance to our management concerning our affairs and business. It is further agreed that the management services will be provided primarily by Messrs. Nehama, Fridrich and Raphael.

        In addition, the Management Agreement notes that Kanir’s and Meisaf’s representatives on our Board of Directors, Messrs. Nehama, Fridrich and Raphael, or other affiliates of such entities, serve and will continue to serve on our Board of Directors. In providing the Board services, the directors and the Chairman of the Board will be subject to any and all fiduciary and other duties applicable to them under law and under our Articles and they are required to dedicate as much time as reasonably necessary for the proper performance of such services.

        In consideration of the performance of the management services and the Board services, we have agreed to pay to Meisaf and Kanir, in equal parts, an aggregate annual fee in the amount of $250,000, to be paid on a quarterly basis. Meisaf and Kanir will also be entitled to receive reimbursement for reasonable out-of-pocket business expenses borne by them in connection with the provision of the services, as customary in the Company. In connection with the Management Agreement, the Board representatives of Kanir and Mr. Nehama waived any director fees and options to purchase our ordinary shares they may be entitled to as a result of their service on our Board of Directors.

        The Management Agreement will remain in effect until the earlier of: (i) the second anniversary of the effective date of the Agreement or (ii) the termination of service of either of the Kanir and Nechama Investments affiliates on our Board of Directors. Any revision or amendment of the Management Agreement, or extension of its term, will require the approvals set forth under applicable law and our Articles.

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

Israeli Taxation and Investment Programs

        The following is a summary of the material Israeli tax consequences, Israeli foreign exchange regulations and certain Israeli government programs as they relate to our shareholders and us. To the extent that the discussion is based on new tax or other legislation that has not been subject to judicial or administrative interpretation, there can be no assurance that the views expressed in the discussion will be accepted by the tax or other authorities in question. The discussion is not intended, and should not be construed, as legal or professional tax advice and is not exhaustive of all possible tax considerations.

General Corporate Tax Structure

        Israeli companies are generally subject to company tax on their taxable income. The applicable rate is 31% in 2006, 29% in 2007, 27% in 2008, 26% in 2009 and is scheduled to decline to 25% in 2010 and thereafter. However, the effective tax rate payable by a company which derives income from an approved enterprise may be considerably less, as further discussed below.

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

        In February 2008, the inflation adjustment law was cancelled.

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

        Before the transaction with HP, the we were qualified as an industrial company within the definition of the Industry Encouragement Law.

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

(3)	an estate the income of which is subject to U.S. federal income tax without regard to its source, or

(4)	a trust, if such trust was in existence on August 20, 1996 and has validly elected to be treated as a U.S. person for U.S. federal income tax purposes, or if (a) a court within the U.S. can exercise primary supervision over its administration and (b) one or more U.S. persons have the authority to control all of the substantial decisions of such trust.

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

        A “Non-U.S. Holder” is any beneficial owner of our ordinary shares that is not a U.S. Holder and is not a partnership.

Taxation of U.S. Holders

        Distributions on Ordinary Shares. Subject to the discussion in “Passive Foreign Investment Companies” below, distributions made by us with respect to ordinary shares generally will constitute dividends for federal income tax purposes and will be taxable to a U.S. Holder as a dividend to the extent of our undistributed current or accumulated earnings and profits (as determined for United States federal income tax purposes). Distributions in excess of our current and accumulated earnings and profits will be treated first as a nontaxable return of capital reducing the U.S. Holder’s tax basis in the ordinary shares, thus increasing the amount of any gain (or reducing the amount of any loss) which might be realized by such Holder upon the sale or exchange of such ordinary shares. Any such distributions in excess of the U.S. Holder’s tax basis in the ordinary shares will be treated as capital gain to the U.S. Holder and will be either long term or short term capital gain depending upon the U.S. Holder’s federal income tax holding period for the ordinary shares. Dividends paid by us generally will not be eligible for the dividends received deduction available to certain United States corporate shareholders under Code Sections 243 and 245. If you are a noncorporate U.S. Holder, dividends paid to you in taxable years beginning before January 1, 2011, will be taxable to you at a maximum rate of 15% provided that you hold ordinary shares for more than 60 days during the 120-day period beginning 60 days before the ex-dividend date and meet other holding period requirements.

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

        Following the consummation of the HP Transaction, our assets mainly consist of cash and cash equivalents producing passive income. We believe that for fiscal year 2008 we met the requirements set forth in Section 1298(b)(3) of the Internal Revenue Code, providing an exception from the PFIC status for a “change of business” situation. We cannot assure you, however, that the Internal Revenue Service or the courts would agree with our conclusion if they were to consider our situation. Therefore, we cannot assure you that we will not be treated as a PFIC for fiscal year 2008. Furthermore, the exception does not apply unless we don’t expect to be, and we in fact are not, a PFIC for the following two years. Therefore, in the event we meet the definition of a PFIC for fiscal year 2009, and as we cannot use the “change of business” exception for two years in succession, we will be treated as a PFIC for fiscal year 2008 as well. Our status as a PFIC in fiscal year 2009 (and, as a result, in fiscal year 2008 as well) depends on the type of activity we conduct, the assets we hold and the income we generate during 2009.

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

        Any statement in this annual report about any of our contracts or other documents is not necessarily complete. If the contract or document is filed as an exhibit to this or other annual reports or to a registration statement or other documents filed by us, the contract or document is deemed to modify the description contained in this annual report. You must review the exhibits themselves for a complete description of the contract or document.

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

Inflation, Deflation and Fluctuation of Currencies

        See “Item 5.A: Impact of Inflation, Deflation and Fluctuation of Currencies.”

Interest Rate

        As we did not have any outstanding long-term or short-term bank loans as of December 31, 2008, we are not exposed to interest rate variation on liabilities.

        Following the consummation of the HP Transaction in February 29, 2008, most of our assets are cash and short-term U.S. dollar-denominated deposits with a U.S. bank. We carefully monitor the banking institutions that we use with respect to their exposure to the current financial market situation. Other than that, the major market risk is currently the potential decline in the U.S. monetary interest rate that would impact our results of operations.

        We do not otherwise believe the disclosure required by Item 11 of this annual report to be material to us.

ITEM 12: Description of Securities Other Than Equity Securities

        Not Applicable.

PART II

ITEM 13: Defaults, Dividend Arrearages and Delinquencies

        Not Applicable.

ITEM 14: Material Modifications to the Rights of Security Holders and Use of Proceeds

        For the current terms of our Articles, following the adoption of our Second Amended and Restated Articles at our annual general meeting held on December 30, 2008, see “Item 10.B: Memorandum of Association and Second Amended and Restated Articles.” This Item is otherwise not applicable to us.

ITEM 15: Controls and Procedures

(a) Disclosure Controls and Procedures

        Our principal executive officer and principal financial officer evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended) as of the end of the period covered by this report. Such disclosure controls and procedures are designed to ensure that information required to be disclosed by us is accumulated and communicated to the appropriate management, including the principal executive officer and principal financial officer, on a basis that permits timely decisions regarding timely disclosure. Based on that evaluation, such principal executive officer and principal financial officer concluded that our disclosure controls and procedures were effective as of the end of the period covered by this report.

        In order to provide reasonable assurance that the information required to be disclosed by the Company in reports filed under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms our chief executive officer and chief financial officer preformed several actions intended to assure the correctness of the information disclosed, including personal discussions with employees involved in the recording, processing and summarizing of information required to be disclosed.

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

        During 2008 management carried out an evaluation of our internal control over financial reporting using the criteria in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). In connection with such evaluation, our management assessed the risk and mapped all processes over major classes of transactions that are applicable to our business and situation following the consummation of the HP Transaction. Our management documented these processes and controls and tested and evaluated the design and operating effectiveness of our internal controls over financial reporting.

        Based on this assessment, our Interim Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2008, our internal control over financial reporting is effective based on those criteria.

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

(c) Changes in Internal Control over Financial Reporting

        Other than as set forth above, there were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2008 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16B: Code of Ethics

        Our Audit Committee and Board have adopted a code of ethics, as defined in Item 16B of Form 20-F, that applies to our chief executive officer, chief financial officer and any other person bearing the title of vice president or higher in the Finance Department of Ellomay and its subsidiaries. A copy of the code of ethics has been filed as an exhibit to our annual report on Form 20-F for the year ended December 31, 2003.

        There are no material modifications to, or waivers from, the provisions of the code of ethics that are required to be disclosed.

ITEM 16C: Principal Accountant Fees and Services

Fees paid to the Independent Registered Public Accounting Firm

        Our principal accountants for the years 2007 and 2008 were Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global.

        The following table sets forth, for each of the years indicated, the fees paid to our independent registered public accounting firm.

	2007	2008
	(in thousands of U.S. Dollars)

Audit Fees(1)	$242	$79
Audit-Related Fees	-	-
Tax Fees(2)	$157	$177
All Other Fees	-	-

Total	$399	$256

(1)	Professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements or services that are normally provided by the accountants in connection with statutory and regulatory filings or engagements.
(2)	Professional services rendered by our independent registered public accounting firm for international and local tax compliance and tax advice services.

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

ITEM 16D: Exemptions from the Listing Standards for Audit Committees

        Not Applicable.

ITEM 16E: Purchase of Equity Securities by the Company and Affiliated Purchasers

        Not Applicable.

ITEM 16F: Change in Registrant’s Certifying Accountants

        Not Applicable.

ITEM 16G: Corporate Governance

        Not Applicable.

PART III

ITEM 17: Financial Statements

        Not Applicable.

ITEM 18: Financial Statements

        See Financial Statements included at the end of this report.

ITEM 19: Exhibits

Number	Description

1.1	Memorandum of Association of the Registrant (translated from Hebrew)(1)

1.2	Second Amended and Restated Articles of the Registrant

2.1	Specimen Certificate for ordinary shares(2)

2.2	Form of Warrant Agreement, dated February 12, 2002, between the Registrant and Bank Leumi le-Israel B.M.(3)

2.3	Form of Registration Rights Agreement, dated February 12, 2002, between the Registrant and Bank Leumi le-Israel B.M.(3)

2.4	Form of Warrant Agreement, dated April 17, 2005 between the Registrant and Dan Purjes(4)

2.5	Form of Registration Rights Agreement, dated March 7, 2005, between the Registrant and Dan Purjes(5)

Number	Description

2.6	Form of Warrant Agreement, dated October 31, 2005, among the Registrant and certain investors(6)

2.7	Form of Registration Rights Agreement, dated September 12, 2005, among the Registrant, certain investors, Bank Hapoalim, Bank Leumi and Israel Discount Bank(6)

2.8	Form of Warrant Agreement, dated December 8, 2005, between the Registrant and Bank Hapoalim B.M.(6)

2.9	Form of Warrant Agreement, dated December 8, 2005, between the Registrant and Bank Leumi le-Israel B.M.(6)

2.10	Form of Warrant Agreement, dated December 8, 2005, between the Registrant and Israel Discount Bank Ltd.(6)

2.11	Form of Subscription Agreement, dated January 25, 2007, between the Registrant and certain investors(7)

2.12	Form of Warrant Agreement, dated January 25, 2007, between the Registrant and certain investors(7)

4.1	1995 Israel Stock Option Plan (previously referred to in Company filings as the 1995 Flexible Stock Incentive Plan or the 1995 Stock Option / Stock Purchase Plan)(2)

4.2	Amendment to the 1995 Israel Stock Option Plan(8)

4.3	1997 Stock Option Plan(9)

4.4	1998 Non-Employee Directors Share Option Plan(7)

4.5	2000 Stock Option Plan(7)

4.6	Form of Indemnification Agreement between the Registrant and its officers and directors(6)

4.7	Asset Purchase Agreement, dated December 9, 2007, between the Registrant and Hewlett-Packard Company(10)

4.8	Management Services Agreement, by and among the Registrant, Kanir Joint Investments (2005) Limited Partnership and Meisaf Blue & White Holdings Ltd., effective as of March 31, 2008(11)

4.9	Form of Offer to Repurchase Employee Stock Options, dated April 2, 2008(12)

8	List of Subsidiaries of the Registrant (Not Applicable)

11	Code of Ethics(13)

12.1	Certification of Principal Executive Officer required by Rule 13a-14(a) and Rule 15d-14(a) (Section 302 Certification)

12.2	Certification of Principal Financial Officer required by Rule 13a-14(a) and Rule 15d-14(a) (Section 302 Certification)

13	Certification of Principal Executive Officer and Principal Financial Officer required by Rule 13a-14(b) and Rule 15d-14(b) (Section 906 Certification)

14.1	Consent of Kost Forer Gabbay & Kasierer

14.2	Consent of BDO McCabe Lo Limited

(1)	Previously filed with the Registrant's Form 20-F for the year ended December 31, 2007 and incorporated by reference herein.
(2)	Previously filed with the Registrant's F-1 (File No. 33-93160) and incorporated by reference herein.
(3)	Previously filed with the Registrant's Form 20-F for the year ended December 31, 2001 and incorporated by reference herein.
(4)	Previously filed with the Registrant's Form 6-K dated February 6, 2005 and incorporated by reference herein.
(5)	Previously filed with the Registrant's Form 20-F for the year ended December 31, 2004 and incorporated by reference herein.
(6)	Previously filed with the Registrant's Form 6-K dated October 14, 2005 and incorporated by reference herein.
(7)	Previously filed with the Registrant's Form 20-F for the year ended December 31, 2006 and incorporated by reference herein.
(8)	Previously filed with the Registrant's Form F-1 (File No. 333-66103) and incorporated by reference herein.
(9)	Previously filed with the Registrant's Form 6-K dated October 14, 1997 and incorporated by reference herein.
(10)	Previously filed with the Registrant's Form 6-K dated January 3, 2008 and incorporated by reference herein.
(11)	Previously filed with the Registrant's Form 6-K dated December 1, 2008 and incorporated by reference herein.
(12)	Previously filed with the Registrant's Form CB dated April 3, 2008 and incorporated by reference herein.
(13)	Previously filed with the Registrant's Form 20-F for the year ended December 31, 2003 and incorporated by reference herein.

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Ellomay Capital Ltd. By: /s/ Ran Fridrich —————————————— Ran Fridrich Interim Chief Executive Officer

Dated: March 31, 2009

ELLOMAY CAPITAL LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2008

IN U. S. DOLLARS

REPORT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of
ELLOMAY CAPITAL LTD.

        We have audited the accompanying consolidated balance sheets of Ellomay Capital Ltd. (“the Company”) and its subsidiaries as of December 31, 2007 and 2008 and the related consolidated statements of income (operations), changes in shareholders’ equity (deficiency) and cash flows for each of the three years in the period ended December 31, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of a consolidated subsidiary, whose assets constitute 7% of total consolidated assets as of December 31, 2007 and whose revenues constitute 8% and 8% of total consolidated revenues for the years ended December 31, 2006 and 2007, respectively. Those financial statements were audited by another auditor, whose report has been furnished to us, and our opinion, insofar as it relates to amounts included for this subsidiary, is based solely on the report of the other auditor.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditor provide a reasonable basis for our opinion.

        In our opinion, based on our audits and the report of the other auditor, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries at December 31, 2007 and 2008 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

       As discussed in Note 2o to the consolidated financial statements, the Company adopted the provisions of Financial Accounting Standards Board Interpretation No. 48, “Accounting for Uncertainty in Income Taxes”, on January 1, 2007.

/s/ Kost Forer Gabbay & Kasierer
Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
March 31, 2009	A Member of Ernst & Young Global

ELLOMAY CAPITAL LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands
	December 31,

	2007	2008

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$4,302	$26,979
Short term deposits	–	49,000
Restricted cash	146	–
Trade receivables (net of allowance for doubtful accounts of $ 4,851 and $ 0 at December 31, 2007, 2008, respectively)	15,670	–
Other accounts receivable and prepaid expenses (Note 3)	4,425	2,151
Inventories (Note 5)	20,091	–

Total current assets	44,634	78,130

LONG-TERM ASSETS:
Severance pay fund	1,275	54
Other assets	474	94

Total long-term assets	1,749	148

PROPERTY, PLANT AND EQUIPMENT, NET (Note 6)	5,944	–

Total assets	$52,327	$78,278

The accompanying notes are an integral part of the consolidated financial statements.

ELLOMAY CAPITAL LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	December 31,

	2007	2008

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIENCY)

CURRENT LIABILITIES:
Short-term bank credit and loans (including subordinated notes issued to related parties of $ 5,000 at December 31, 2007) (Note 8)	$13,962	$–
Current maturities of long-term loans (Note 9)	649	–
Trade payables	21,388	37
Deferred revenues	2,434	–
Other accounts payable and accrued expenses (Note 10)	10,983	1,974

Total current liabilities	49,416	2,011

LONG-TERM LIABILITIES:
Long-term loans, net of current maturities (including accrued interest on restructured debt of $ 7,567 at December 31, 2007) (Note 9)	19,835	–
Other long-term liabilities (Note 11, Note 15c)	3,618	5,279
Accrued severance pay	1,637	59

Total long-term liabilities	25,090	5,338

COMMITMENTS AND CONTINGENT LIABILITIES (Note 12)

SHAREHOLDERS’ EQUITY (DEFICIENCY) (Note 14):
Share capital -
Ordinary shares of NIS 1 par value:
Authorized: 170,000,000 at December 31, 2007 and 2008; Issued and outstanding: 72,710,505 and 73,786,428 shares at December 31, 2007 and 2008, respectively	16,522	16,820
Additional paid-in capital	66,328	72,289
Accumulated other comprehensive income	127	–
Accumulated deficit	(105,156)	(18,180)

Total shareholders’ equity (deficiency)	(22,179)	70,929

Total liabilities and shareholders’ equity (deficiency)	$52,327	$78,278

The accompanying notes are an integral part of the consolidated financial statements.

ELLOMAY CAPITAL LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (OPERATIONS)

U.S. dollars in thousands (except share and per share data)

	Year ended December 31,

	2006	2007	2008

Revenues (Note 17):
Products	$72,576	$80,228	$10,568
Services	5,392	5,379	842

Total revenues	77,968	85,607	11,410

Cost of revenues:
Products (a)	43,060	46,549	7,927
Inventory write-off	806	1,169	197

	43,866	47,718	8,124
Services	7,379	8,759	2,862

Total cost of revenues	51,245	56,477	10,986

Gross profit	26,723	29,130	424

Operating expenses:
Research and development, net (Note 18a)	5,827	7,046	1,942
Selling and marketing	11,747	13,815	3,075
Doubtful accounts expenses (income)	(314)	942	368
General and administrative	9,803	11,129	9,830
Amortization of other intangible assets	167	42	–

Total operating expenses	27,230	32,974	15,215

Operating loss	(507)	(3,844)	(14,791)
Gain on sale of Company’s business, net	–	–	95,137
Financial income (expenses), net (Note 18b)	(1,316)	(1,738)	7,596

Income (loss) before taxes on income	(1,823)	(5,582)	87,942
Taxes on income (Note 15e)	98	838	966

Net income (loss)	$(1,921)	$(6,420)	$86,976

Basic earnings (loss) per share	$(0.03)	$(0.09)	$1.19

Diluted earnings (loss) per share	$(0.03)	$(0.09)	$1.01

Weighted average number of shares used for computing basic earnings (loss) per share	60,506,854	71,537,501	72,972,565

Weighted average number of shares used for computing diluted earnings (loss) per share	60,506,854	71,537,501	86,102,748

(a)	Includes rent expenses charged by a related party totaling $ 248, $ 372 and $ 62 for the years ended December 31, 2006, 2007 and 2008, respectively.

The accompanying notes are an integral part of the consolidated financial statements.

ELLOMAY CAPITAL LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIENCY)

U.S. dollars in thousands (except share data)

	Number of Ordinary shares outstanding	Share capital	Additional paid-in capital	Receivables on account of shares	Receipts on account of shares	Accumulated other comprehensive loss	Accumulated deficit	Total comprehensive loss	Total shareholders’ deficiency

Balance as of January 1, 2006	60,498,062	$13,629	$60,582	$(7,000)	$(77)	$(490)	$(94,198)		$(27,554)

Issuance of shares and warrants held by trustee	–	–	–	7,000	–	–	–		7,000
Stock - based compensation	–	–	1,426	–	–	–	–		1,426
Reclassification of deferred compensation to additional paid in capital upon adoption of SFAS 123R	–	–	(77)	–	77	–	–		–
Compensation in connection with modifications of option	–	–	23	–	–	–	–		23
Exercise of stock options	25,824	6	2	–	–	–	–		8
Comprehensive loss:						–
Net loss	–	–	–	–	–	–	(1,921)	$(1,921)	(1,921)
Foreign currency translation adjustments	–	–	–	–	–	15	–	15	15

Total comprehensive loss								$(1,906)

Balance as of December 31, 2006	60,523,886	13,635	61,956	–	–	(475)	(96,119)		(21,003)

The accompanying notes are an integral part of the consolidated financial statements.

ELLOMAY CAPITAL LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIENCY)

U.S. dollars in thousands (except share data)

	Number of Ordinary Shares outstanding	Share capital	Additional paid-in capital	Accumulated other comprehensive income (loss)	Accumulated deficit	Total comprehensive income (loss)	Total shareholders’ equity (deficiency)

Balance as of January 1, 2007	60,523,886	13,635	61,956	(475)	(96,119)	–	(21,003)

Issuance of shares and warrants, net	11,734,950	2,774	3,303	–	–	–	6,077
Stock - based compensation	–	–	1,003	–	–	–	1,003
Exercise of stock options	451,669	113	66	–	–	–	179
Cumulative effect adjustment upon adoption of FIN 48	–	–	–	–	(2,617)	–	(2,617)
Comprehensive loss:
Net loss	–	–	–	–	(6,420)	$(6,420)	(6,420)
Foreign currency translation adjustments	–	–	–	602	–	602	602

Total comprehensive loss						$(5,818)

Balance as of December 31, 2007	72,710,505	16,522	66,328	127	(105,156)		(22,179)

Stock - based compensation	–	–	2,196	–	–	–	2,196
Exercise of warrants	1,065,923	295	215	–	–	–	510
Exercise of stock options	10,000	3	1	–	–-	–	4
Repurchase of employee stock options	–	–	(1,451)	–	–	–	(1,451)
Cancellation of a subordinated note to related parties	–	–	5,000	–	–	–	5,000
Comprehensive income:
Net income	–	–	–	–	86,976	$86,976	86,976
Realization of foreign currency translation, net				(127)		(127)	(127)

Total comprehensive income						$86,849

Balance as of December 31, 2008	73,786,428	$16,820	$72,289	$–	$(18,180)		$70,929

The accompanying notes are an integral part of the consolidated financial statements.

ELLOMAY CAPITAL LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,

	2006	2007	2008

Cash flows used in operating activities:

Net income (loss)	$(1,921)	$(6,420)	$86,976
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Gain from sale of Company’s business	–	–	(95,137)
Depreciation and amortization	1,341	1,387	256
Amortization of other intangible assets	167	42	–
Compensation in connection with modifications of options	23	–	–
Stock – based compensation	1,426	1,003	2,196
Foreign currency translation loss (gain) on inter company balances with foreign subsidiaries	(499)	(453)	109
Currency fluctuation of long-term debt	212	115	24
Amortization of accrued interest on restructured debt	–	–	(7,335)
Accrued severance pay, net	16	14	(405)
Decrease (increase) in trade receivables, net	(2,442)	(4,661)	4,812
Decrease (increase) in other accounts receivable and prepaid expenses	1,470	(1,831)	1,103
Increase in inventories	(4,347)	(4,478)	(2,768)
Write-off of inventories	806	1,169	197
Increase in other assets	(23)	(111)	(26)
Increase in trade payables	1,494	9,833	2,192
Increase (decrease) in deferred revenues	(2,628)	170	718
Decrease in other accounts payable and accrued expenses	(1,592)	(726)	(3,735)
Increase in other long-term liability	–	811	1,661

Net cash used in operating activities	(6,497)	(4,136)	(9,162)

Cash flows used in investing activities:

Proceeds from (investment in) restricted cash	41	(29)	146
Investment in short-term bank deposit	–	–	(49,000)
Purchase of property and equipment	(1,648)	(1,170)	(148)
Proceeds from sale of the Company’s business, net (Note 1b)	–	–	103,554

Net cash provided by (used in) investing activities	(1,607)	(1,199)	54,552

The accompanying notes are an integral part of the consolidated financial statements.

ELLOMAY CAPITAL LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,

	2006	2007	2008

Cash flows from financing activities:

Proceeds from issuance of shares and warrants, net	7,000	6,077	–
Proceeds from exercise of options and warrants	8	179	514
Repurchase of employee stock option	–	–	(1,451)
Short-term bank credit and short-term loans, net	(1,810)	(66)	(8,960)
Payment of long-term loans, including interest on restructured debt	(1,561)	(1,608)	(12,344)

Net cash provided by (used in) financing activities	3,637	4,582	(22,241)

Effect of exchange rate changes on cash and cash equivalents	39	187	(472)

Increase (decrease) in cash and cash equivalents	(4,428)	(566)	22,677
Cash and cash equivalents at the beginning of the year	9,296	4,868	4,302

Cash and cash equivalents at the end of the year	$4,868	$4,302	$26,979

(1) Supplemental disclosure of cash flows activities:
Cash paid during the year for:

Interest	$1,407	$1,524	$527

Taxes	$–	$96	$–

(2) Supplemental disclosure of non-cash investing activities:

Transfer of equipment from inventory to property, plant and equipment	$687	$227	$443

Proceeds to be received from HP (see Note 1b)	$–	$–	$1,183

The accompanying notes are an integral part of the consolidated financial statements.

ELLOMAY CAPITAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-      GENERAL

a.	Ellomay Capital Ltd. (the “Company”) (formerly: NUR Macroprinters Ltd.), an Israeli Company, is a shell company whose current plan of operations is to identify and evaluate suitable business opportunities and strategic alternatives, including through the acquisition of all or part of an existing business, pursuing business combinations or otherwise. Until February 29, 2008, the Company and its subsidiaries (collectively, the “Group”) developed, manufactured, sold and provided support services for digital wide format and super-wide format printing systems for on-demand, short-run printing as well as related consumable products.

Until February 29, 2008, the Company operated through wholly-owned subsidiaries for sales, support services and marketing of the Company’s products in their country or region of domicile, some of which were sold to HP and some of which have been dissolved during 2008. Such entities include NUR Europe S.A. (“NUR Europe”) in Belgium (sold to HP), NUR America, Inc. (“NUR America”) in the U.S. (dissolved in 2008), NUR Asia Pacific Limited (“NUR Asia Pacific”) in Hong Kong, NUR Do Brazil Ltda. (“NUR Brazil”) in Brazil (sold to HP) and NUR Japan Ltd. (“NUR Japan”) in Japan (sold to HP).

b.	On December 9, 2007, the Company entered into an Asset Purchase Agreement (“the Agreement”) with Hewlett-Packard Company (“HP”) for the sale of its business to HP (the “HP Transaction”). The Agreement contemplated the sale of substantially all of the assets and liabilities relating to the business with the exception of specific assets and liabilities as defined in the Agreement. In connection with the Agreement, HP also agreed to acquire three of the Company’s subsidiaries, NUR Europe S.A., a company organized pursuant to the laws of Belgium, NUR Japan Ltd., a company organized pursuant to the laws of Japan and NUR Do Brazil Ltda., a company organized pursuant to the laws of Brazil. In addition to the transfer of the assets, liabilities and the shares of the aforementioned subsidiaries, one of the conditions to the consummation of the HP Transaction was the transfer of approximately 80% of the Company’s employees to HP and HP’s subsidiaries. The HP Transaction was completed and all included assets, liabilities and employees were transferred from the Company and its subsidiaries to HP and several of its subsidiaries on February 29, 2008 (the “Closing Date”). As of the Closing Date, the carrying value of assets and liabilities sold to HP was as follows:

February 29, 2008 (*)

Cash	$2,883
Trade receivables, net	11,207
Other accounts receivable and prepaid expenses	2,569
Inventories	22,454
Severance pay fund	1,073
Other assets	406
Property, plant and equipment, net	6,258
Realization of foreign currency translation adjustments	(237)

Total assets	46,613

Trade payables	23,589
Other accounts payable and accrued expenses	5,406
Deferred revenues	3,204
Accrued severance pay	1,025
Long term loans, including current maturities	831

Total liabilities	34,055

Net assets sold	$12,558

(*)	Reflects the amendment following the Closing Date with respect to NUR Europe’s facilities and related capital lease.

ELLOMAY CAPITAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-      GENERAL (Cont.)

On February 29, 2008, the sale of our business to HP was finalized. The base purchase price pursuant to the agreement is $ 117,500. The purchase price was subject to upward or downward adjustment based on the net debt (bank debt less cash balances) of the Company and its subsidiaries that were not purchased by HP as of the Closing Date. The purchase price adjustment on such date was approximately $ 4,000, increasing the total consideration under the Asset Purchase Agreement from $ 117,500 to $ 121,500. Following the Closing Date, the parties reached a mutual resolution to assign NUR Europe’s facilities and related capital lease to a third party. Therefore, the Company was entitled to additional net proceeds (after deduction of HP’s expenses in connection with such capital lease and other expenses that were to be borne by the Company pursuant to the Asset Purchase Agreement) in the amount of $ 1,100 as additional consideration for NUR Europe’s shares, increasing the aggregate consideration in connection with the HP Transaction to $ 122,600. Of the total consideration:

1.	$ 103,900 was transferred to the Company on the Closing Date.

2.	$ 1,600 was withheld by HP until final calculation of the net debt at closing. Based on the final net debt calculation the Company was entitled only to an amount of $ 1,504, which was transferred to the Company on July 30, 2008.

3.	$ 1,500 was withheld by HP until the resolution of NUR Europe’s obligations with respect to its capital lease and Government grants. Of the $ 1,500 withheld, an amount of $ 1,000 was transferred to the Company on December 2, 2008 as a result of the assignment of NUR Europe’s facilities and related capital lease to a third party. The $ 500 withheld in connection with NUR Europe’s obligations with respect to the government grants is still being held by HP.

4.	Of the additional proceeds in the amount of $ 1,100 related to NUR Europe’s facilities, a total amount of $ 400 was transferred to the Company on December 18, 2008 and an additional amount of approximately $ 700 was transferred to the Company on March 13, 2009.

5.	The remaining $ 14,500 was deposited into an escrow account to secure the indemnity obligations of the Company and its remaining subsidiaries. The escrow funds, net of amounts distributed to HP in satisfaction of indemnity obligations, are to be distributed to the Company in two installments: $ 9,500 is to be distributed eighteen months following the Closing Date and $ 5,000 is to be distributed twenty-four months following the Closing Date. Due to the lack of clarity as to the outcome and scope of indemnification to be requested by HP, the escrow funds were not recorded as a receivable and were excluded from the calculation of the capital gain.

In 2008, the Company recorded a gain (before taxes) of $ 95,137 with respect to the HP Transaction.

Assets and liabilities excluded from the Agreement, as amended, included, but were not limited to: cash balances held by the Company and subsidiaries that were not purchased by HP, short and long term bank credit and loans, all costs incurred in respect to the HP Transaction including severance liabilities, rights and obligations in respect to employees not transferred to HP, rights and obligations related to outstanding litigation, claims and disputes, intercompany balances, all tax benefits and obligations with the exception of such benefits and obligations relating to continuing operations from the Closing Date, assets and obligations in respect of certain government-supported research and development projects and obligations due to or from shareholders.

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

In connection with the HP Transaction, the Company’s Board of Directors approved the acceleration of the vesting of all outstanding employee stock options following the Closing Date and the repurchase, subject to the fulfillment of regulatory requirements, of the then outstanding employee stock options, representing, in the aggregate, rights to purchase approximately 9.9 million ordinary shares of the Company. The aggregate consideration for such employee stock options was approximately $ 3,800. Of the total aggregate consideration, approximately $ 3,100 was paid in July 2008 and an additional payment, up to the aggregate amount, will be calculated after all HP Transaction related issues and other financial aspects of the Company are known and verified and will be paid following the release of the funds deposited in escrow. The Company recorded an accrual in the amount of $ 414 with respect to its future liability, which is included within other accounts payable and accrued expenses.

Upon closing of the HP Transaction, the acceleration resulted in full recognition of the remaining unrecognized compensation costs of $ 2,187. The repurchase was accounted for as a settlement in accordance with SFAS No. 123 (revised 2004), “Share-Based Payment” and the amount paid in excess of the fair value of the options repurchased was recognized as additional compensation cost of $1,610 in the statements of operations.

In connection with the HP Transaction, the Company’s Board of Directors also approved the payment of transaction bonuses to certain employees in the aggregate amount of approximately $ 700 and established that, subject to the aforementioned determination and verification of all transaction related issues and other financial aspects of the Company, additional bonuses may be paid to certain employees, based on criteria, amounts and percentages pre-determined by the Board. The amount of $ 700 was paid during 2008 and was recorded as expense. In addition, the Company recorded a liability for the additional transaction bonuses in the amount of $ 35.

As a result of the HP Transaction and the cessation of virtually all operations, a majority of the Company’s employees that have not transferred to HP, including the majority of the Company’s senior management, have been terminated by the Company. In connection with such terminations, the Company recorded severance-related expenses in the approximate amount of $ 2,800.

In March 2008, following the consummation of the HP Transaction, the Company fully repaid its short-term debt to its lender banks (the “Banks”) in the amount of $9,800. In April 2008, it fully repaid outstanding long-term debt to its banks in the amount of $12,100. In May 2008, a $ 5,000 subordinated note due to a related party was cancelled effective as of March 30, 2008. In connection with the cancellation of the subordinated note, the Company recognized a capital contribution of $ 5,000. Upon full repayment of the loans, the Company recognized the remaining balance of accrued interest on restructured debt as financial income of approximately $ 7,335.

As the Company did not acquire a new operating business during the year ended December 31, 2008, the results of operations prior to the consummation of the sale of the business to HP are not reported as “discontinued operations” in the consolidated financial statements in accordance with SFAS 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”.

ELLOMAY CAPITAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-      GENERAL (Cont.)

Following the consummation of the HP Transaction, the Company’s primary asset is cash deposited in short term deposits and therefore, the sole source of income is the interest that such deposits earn.

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

b.	Financial statements in U.S. dollars:

Following the HP Transaction, the Company’s management believes that the currency of the primary economic environment in which the Company and its remaining subsidiaries operate is the U.S. dollar (“dollar”). Thus, the dollar is the reporting and functional currency of the Company and its remaining subsidiaries.

Therefore, transactions and balances that are denominated in dollars are presented at their original amounts. Non-dollar transactions and balances have been remeasured to dollars in accordance with Statement of Financial Accounting Standard (“SFAS”) No. 52, “Foreign Currency Translation”. All foreign currency transaction gains and losses are reflected in the statements of operations as financial income or expenses, as appropriate.

Prior to the HP Transaction, for certain subsidiaries the functional currency was determined to be their local currency. For those subsidiaries, assets and liabilities were translated at year-end exchange rates and statement of operations items were translated at average exchange rates prevailing during the year. Such translation adjustments were recorded as a separate component of accumulated other comprehensive loss in shareholders’ equity (deficiency).

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

ELLOMAY CAPITAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-      SIGNIFICANT ACCOUNTING POLICIES (Cont.)

e.	Short-term deposits:

Bank deposits with maturities of more than three months but less than one year are included in short-term deposits. Such short-term deposits are stated at cost which approximates market values.

f.	Restricted cash:

Restricted cash was primarily invested in highly liquid deposits, which were used as security for certain of the Company’s liabilities and obligations.

g.	Reclassifications:

Certain amounts in prior years’ financial statements have been reclassified to conform to the current year’s presentation.

h.	Inventories:

Inventories were stated at the lower of cost or market value.

The Company reviewed its inventory quantities based primarily on its estimated forecast of product demand, production requirements and servicing commitments. Inventory write-offs were provided to cover risks arising from slow-moving items, technological obsolescence, excess inventories, discontinued products and for market prices lower than cost.

During 2006, 2007 and 2008, as a result of the demand for printers of older models, the Company began utilizing related inventories that were written-off in prior years. In 2006, 2007 and 2008, inventory previously written-off with a cost of $ 310, $ 803 and $ 908, respectively, was used as components for products in the Company’s regular line of production and was sold as finished goods. The sales of these related manufactured products were reflected in the Company’s revenues without an associated additional cost to the cost of revenues in the period in which the inventory was utilized.

Cost was determined as follows:

Raw materials - using the average cost method.

Work-in-progress and finished products - raw materials as above with the addition of direct manufacturing costs and indirect manufacturing costs allocated on an average basis.

ELLOMAY CAPITAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-      SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Changes in the Group’s inventory provision were as follows:

Provision for slow-moving inventory

Balance as of January 1, 2006	$3,738
Charge to cost	806
Deduction	(1,570)

Balance as of December 31, 2006	2,974
Charge to cost	1,169
Deduction	(803)

Balance as of December 31, 2007	3,340
Charge to cost	197
Deduction	(908)
Assumed by HP (See Note 1b)	(2,629)

Balance as of December 31, 2008	$–

i.	Property, plant and equipment, net:

Property, plant and equipment were stated at cost, net of accumulated depreciation. Depreciation was calculated using the straight-line method over the estimated useful lives of the assets at the following annual rates:

%

Machinery and equipment	10 - 33
Motor vehicles	15
Office furniture and equipment	6 - 10
Buildings	3
Leasehold improvements	Over the shorter of the term of the lease or the useful life

j.	Impairment of long-lived assets:

The Group’s long-lived assets were reviewed for impairment in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets held for use is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. During 2006, 2007 and 2008, no impairment losses were identified.

ELLOMAY CAPITAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-      SIGNIFICANT ACCOUNTING POLICIES (Cont.)

k.	Revenue recognition:

Prior to the consummation of the HP Transaction, the Company generated revenues from the sale of its printers, inks and consumable products and from services to its products. The Company generated revenues from sale of its products directly to end-users and indirectly through independent distributors.

Revenues from printer sales were recognized in accordance with Staff Accounting Bulletin No. 104, “Revenue Recognition in Financial Statements” upon installation, provided that the collection of the resulting receivable was probable, there was persuasive evidence of an arrangement, no significant obligations in respect of installation remained and the price was fixed or determinable. The Company did not grant a right of return.

Revenues from selling these products to independent distributors were deferred until the Company’s products were installed in their customers’ premises, provided that all other revenue recognition criteria were met.

When a sale involved multiple elements, such as sales of printers that include a right to receive specified upgrades or an extended warranty agreement, the entire fee from the arrangement was evaluated under Emerging Issues Task Force (“EITF”) 00-21, “Revenue Arrangements with Multiple Deliverables”. In such arrangements, the Company accounted for the separate elements as different units of accounting, provided that the delivered element had value to the customer on a standalone basis and there was objective and reliable evidence of the fair value of the undelivered element. In cases where there was no objective and reliable evidence of the fair value of the undelivered element, the Company accounted for the total arrangement as one unit of accounting. As such, the Company recognized revenue for the arrangement only when all revenue recognition criteria were met for the undelivered element.

The Company considered all arrangements with payment terms extending beyond the standard payment terms not to be fixed or determinable. If the fee was not fixed or determinable, revenue was recognized as payments become due from the customer, provided that all other revenue recognition criteria have been met.

Revenues from ink and other consumable products were generally recognized upon shipment assuming all other revenue recognition criteria were met.

Revenues from services were comprised of maintenance and support arrangements. Revenues from maintenance and support arrangements were recognized on a straight-line basis over the term of the arrangement.

In cases where the Company traded-in old printers as part of sales of new printers, the fair value of the old printer was recorded as revenue, provided that such value could be determined. If such value could not be determined the old printers were recorded at zero value. The amount of revenues recognized for the transaction equaled the fair value of the old printer plus any monetary consideration received.

Deferred revenues included amounts received from customers for which revenue has not yet been recognized.

ELLOMAY CAPITAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-      SIGNIFICANT ACCOUNTING POLICIES (Cont.)

l.	Warranty costs:

The Group generally provided a warranty period of six to twelve months, at no extra charge. The Group estimated the costs that may be incurred under its standard limited warranty and recorded a liability in the amount of such costs at the time installation of the product was completed. Factors that affected the Group’s warranty liability included the number of installed units and historical warranty cost. The Group periodically assessed the adequacy of its recorded warranty liabilities and adjusted the amounts as necessary.

Changes in the Group’s liability during the year were as follows:

	December 31,

	2007	2008

Balance at the beginning of the year	$1,505	$1,593
Utilization of warranties	(1,945)	(226)
Changes in liability for warranty during the year	2,033	260
Assumed by HP (See Note 1b)	–	(1,627)

Balance at the end of the year	$1,593	$–

m.	Research and development costs, net:

Research and development costs were charged to the statement of operations as incurred, net of grants received.

n.	Government grants:

Royalty-bearing grants from the local authorities in Belgium and Israel for funding approved research and development projects were recognized at the time the Group was entitled to such grants, and were included as a reduction of the research and development costs. Related royalty obligations were recognized on an accrual basis, as the Group became liable. No royalty expenses were accrued or paid during 2006, 2007 and 2008, other than an amount of € 390 paid according to a settlement with the Belgian authorities (see Note 12b).

o.	Income taxes:

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

As a result of the adoption of FIN 48 on January 1, 2007, the Group recorded $ 2,617 to accumulated deficit for uncertain tax positions which, if recognized, would affect the effective tax rate. This amount includes accrued interest expenses and penalties related to the unrecognized tax benefit as of that date.

p.	Concentrations of credit risk:

Financial instruments that potentially subject the Group to concentrations of credit risk consist principally of cash and cash equivalents and short-term deposits.

The majority of the Group’s cash and cash equivalents and short-term deposits are invested in U.S. dollar and Euro instruments with major banks in Israel and United States. Such deposits in the United States may be in excess of insured limits and are not insured in other jurisdictions. However, management believes that such financial institutions are financially sound, and accordingly, low credit risk exists with respect to these investments.

Prior to the HP Transaction, the trade receivables of the Group were derived mainly from sales to customers located primarily in Europe, America and Asia. Management believed that credit risks were moderated by the diversity of its end-customers and geographic sales areas. The Group performed ongoing credit evaluations of its customers’ financial condition. The Group did not require collateral from its customers. Management of the Company periodically performed an evaluation of its composition of accounts receivable and expected credit trends and established an allowance for doubtful accounts with respect to those amounts that were determined to be doubtful of collections and in accordance with aging key and charge off receivables where they deemed uncollectible. The past-due status of accounts receivable was determined primarily based upon contractual terms.

The Group has no off-balance-sheet concentration of credit risk.

ELLOMAY CAPITAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-      SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Changes in the Group’s allowance for doubtful accounts were as follows:

Allowance for doubtful accounts

Balance as of January 1, 2006	$5,510
Provision, net of recoveries	(314)
Write-off and other	(302)

Balance as of December 31, 2006	4,894
Provision, net of recoveries	942
Write-off and other	(985)

Balance as of December 31, 2007	4,851
Provision, net of recoveries	368
Write-off and other	–
Assumed by HP (See Note 1b)	(5,219)

Balance as of December 31, 2008	$–

q.	Severance pay:

The Company’s liability for severance pay is calculated pursuant to Israel’s Severance Pay Law based on the most recent salary of the employees multiplied by the number of years of employment, as of the balance sheet date. The Company records as expenses the increase in the severance liability, net of the earnings (losses) from the related investment fund. Employees are entitled to one month’s salary for each year of employment, or a portion thereof. The Company’s liability for all of employees is fully provided by monthly deposits with severance pay funds and insurance policies and by an accrual. The value of these policies is recorded as an asset in the Company’s consolidated balance sheet.

The deposited funds include profits (losses) accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israel’s Severance Pay Law or labor agreements.

Severance expenses for the years ended December 31, 2006, 2007 and 2008 amounted to approximately $ 907, $ 905 and $ 2,900 respectively. The severance expenses for the year ended December 31, 2008 are mainly attributed to the termination of certain of our employees and of a majority of our senior management in connection with the HP Transaction.

r.	Employee benefit plan:

The Company had a 401(K) defined contribution plan covering all employees in the U.S. All eligible employees could have elected to contribute up to 15%, but generally not in excess of $ 15 per year, of their annual compensation through salary deferrals, subject to IRS limits. The Company’s 401(K) contribution plan included a fixed matching contribution program of 50% of employee contributions to the plan up to a limit of 3% of their eligible compensation. During 2006, 2007 and 2008, the Company matched contributions in the amount of $ 23, $19 and $ 7, respectively.

ELLOMAY CAPITAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-      SIGNIFICANT ACCOUNTING POLICIES (Cont.)

s.	Fair value of financial instruments:

The carrying amounts of cash and cash equivalents, short-term deposits, restricted cash, trade receivables and other accounts receivable, short-term bank credit and loans, current maturities of long-term loans, trade payables and other accounts payable approximate their fair value, due to the short-term maturity of such instruments.

The carrying amount of the Company’s long-term loans (less accrued interest on restructured debt as described in Note 9) approximates their fair value. Book values of long-term loans bearing variable interest approximate fair values due to the variable interest rates on these loans. Book values of long-term loans bearing fixed interest approximate fair values as it is not materially different from the market rate for similar loans.

t.	Advertising expenses:

Advertising expenses were expensed as incurred. Advertising expenses for the years ended December 31, 2006, 2007 and 2008 amounted to $ 287, $ 442 and $ 50, respectively.

u.	Basic and diluted earnings (loss) per share:

Basic earnings (loss) per share is computed based on the weighted average number of Ordinary shares outstanding during each year. Diluted earnings (loss) per share is computed based on the weighted average number of Ordinary shares outstanding during the year plus dilutive potential Ordinary shares considered outstanding during the year, in accordance with SFAS No. 128, “Earnings Per Share”.

The total weighted average number of options and warrants excluded from the calculations of diluted earnings (loss) per share was 50,163,084, 54,749,478 and 7,393,004 for the years ended December 31, 2006, 2007 and 2008, respectively.

v.	Accounting for stock-based compensation:

The Company accounts for stock-based compensation in accordance with SFAS No. 123 (revised 2004), “Share-Based Payment” (“SFAS No. 123(R)”). SFAS No. 123(R) requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company’s consolidated income statements.

The Company recognizes compensation expenses for the value of its awards granted based on the straight line method over the requisite service period of each of the awards, net of estimated forfeitures. SFAS No. 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Estimated forfeitures are based on actual historical pre-vesting forfeitures.

The Company selected the Black-Scholes-Merton option pricing model as the most appropriate fair value method for its stock-options awards and values restricted stock based on the market value of the underlying shares at the date of grant. The option-pricing model requires a number of assumptions, of which the most significant are the expected stock price volatility and the expected option term.

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

The fair value for options granted in 2006, 2007 and 2008 is estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	Year ended December 31,

	2006	2007	2008

Dividend yield	0%	0%	0%
Expected volatility	1.12	1.07	0.8
Risk-free interest	4.67%	4.41%	2.76%
Expected life (in years)	3.5	3.5	2

The Company applies SFAS No. 123 “Accounting for Stock-Based Compensation” and EITF No. 96-18, “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services,” with respect to options and warrants issued to non-employees. SFAS No. 123 requires the use of option valuation models to measure the fair value of the options and warrants at the measurement date as defined in EITF No. 96-18.

w.	Comprehensive loss:

The Company accounts for comprehensive loss in accordance with SFAS No. 130, “Reporting Comprehensive Income”. This Statement establishes standards for the reporting and display of comprehensive loss and its components in a full set of general purpose financial statements. Comprehensive loss generally represents all changes in shareholders’ equity during the period except those resulting from investments by, or distributions to shareholders. The Company determined that its only item of other comprehensive loss related to foreign currency translation adjustments.

x.	Impact of recently issued accounting standards:

In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations” (“SFAS 141R”). SFAS 141R establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any non controlling interest in the acquiree and the goodwill acquired. SFAS 141R also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. SFAS 141R is effective for fiscal years beginning after December 15, 2008. Earlier adoption is prohibited. The impact of SFAS 141R on the Company’s consolidated results of operations and financial condition will depend on the nature and size of acquisitions, if any, subsequent to the effective date.

ELLOMAY CAPITAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-      SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In February 2008, the FASB issued FSP No. FAS 157-1, “Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13”, and FSP No. FAS 157-2, “Effective Date of FASB Statement No. 157” (“FSP No. FAS 157-2”). Collectively, the Staff Positions defer the effective date of Statement 157 to fiscal years beginning after November 15, 2008 for nonfinancial assets and nonfinancial liabilities except for items that are recognized or disclosed at fair value on a recurring basis at least annually, and amend the scope of Statement 157. As described in Note 7, the Company adopted Statement 157 and the related FASB staff positions except for those items specifically deferred under FSP No. FAS 157-2. The Company does not expect the adoption of Statement 157, with respect to nonfinancial assets and liabilities under the scope of the FSP No. FAS 157-2, will have an impact on its consolidated financial statements.

NOTE 3:-      OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,

	2007	2008

Government authorities	$2,752	$311
Employees	317	–
Advances to suppliers	629	–
Interest receivable	–	567
Proceeds to be received from HP	–	1,183
Prepaid expenses	595	33
Office of the Chief Scientist (See Note 4)	79	–
Other	53	57

	$4,425	$2,151

NOTE 4:-      OFFICE OF CHIEF SCIENTIST

a.	During 1998-2003, the Company participated in a research and development consortium of industrial companies and academic institutions within the framework of the MAGNET program of the Office of Chief Scientist of the Ministry of Industry, Trade and Labor (“OCS”). No royalties were payable to the OCS with respect to this funding.

During 2005-2007, the Company participated in an ink technology project with the Technion - The Israel Institute of Technology (the “Technion”), which received the approval of the Mini-MAGNET (or Magneton) committee of the OCS. No royalties were payable to the OCS with respect to this funding; however, the terms of the agreement with the Technion required the Company to pay royalties to the Technion on the proceeds from sales of products resulting from this project when such sales commence. Sales of products had not commenced and therefore no royalties were due. Grants relating to the Magneton project in the amount of $ 379 were recorded during 2007. The agreement with the Techinion was assumed by HP in connection with the HP Transaction.

ELLOMAY CAPITAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 4:-      OFFICE OF CHIEF SCIENTIST (Cont.)

b.	The Company entered into several project plans with the OCS in prior years.

Following the settlement as described in (d) below, the full balance of commitments for amounts received in the past from the OCS was converted into and recorded as a settlement accrual. As of December 31, 2007, the liability of $ 79 was fully offset with the grant received from the Magneton project in accordance with the terms of the settlement. The liability to the OCS was fully paid during 2008.

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

Following the settlement described in (d) below, all the contingent commitments for amounts received in the past from the Marketing Fund were converted into and recorded as a settlement accrual.

As of December 31, 2007, the liability of $ 221 was fully offset with the grant received from the Magneton project in accordance with the terms of the settlement. The liability to the Marketing Fund was fully paid during 2008.

d.	In the first calendar quarter of 2006, the District Court in Jerusalem approved the settlement between the Company and the OCS and the Marketing Fund. The agreement settled the dispute between the Company, the OCS and the Marketing Fund regarding the Company’s outstanding obligation to pay royalties and provided for the repayment of the outstanding debt in 36 equal monthly installments commencing January 2006. The Company also agreed to accelerate the payment of the outstanding balance by advancing payments equal to 5% of operating income. It was further agreed that all future grants due to the Company from the OCS or the Marketing Fund would be applied to the settlement balance until the liability was paid in full.

e.	According to the Encouragement of Industrial Research and Development Law, 1984, the Company’s technologies are subject to transfer of technology and manufacturing rights restrictions. The discretionary approval of the OCS committee is required for any transfer of technology developed with OCS funding (including Magnet and Magneton programs). OCS approval is not required for the export of any products resulting from the research or development, or for licensing of the technology in the ordinary course of business.

Following the HP Transaction (see Note 1b), all of the Company’s intellectual property that was used for its business was sold to HP, including intellectual property developed with the assistance of the OCS. The OCS approved the transfer of the technology developed with OCS funding prior to the closing of the HP Transaction, subject to an exclusive and irrevocable manufacturing license provided by HP to its Israeli subsidiary. HP has approached the OCS and requested to transfer the technology and manufacturing of products developed with the assistance of the OCS outside of Israel. The Company may be required to reimburse HP for payments made to the OCS in connection with such transfer of manufacturing. It is too early to determine what amounts will be paid by HP to the OCS or will be required to be paid by the Company to HP. In the event that any payments are required, amounts due are to be deducted from the escrow account (see Note 1b).

ELLOMAY CAPITAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 4:-      OFFICE OF CHIEF SCIENTIST (Cont.)

f.	Composition:

December 31, 2007

OCS Magneton grant receivable	$379

Debt to the OCS (i)	$(79)
Debt to the Marketing Fund (ii)	(221)

$(300)

Net OCS grants receivable	$79

(i)	The liability was linked to Israel’s Consumer Price Index (“CPI”) and bore an annual interest according to applicable laws.

(ii)	The balance was linked to the U.S. dollar and bore interest at a rate of six-month LIBOR.

NOTE 5:-      INVENTORIES

December 31, 2007

Raw materials	$4,651
Work in-progress	2,020
Finished products	*) 13,420

$20,091

*)	Includes an amount of $ 2,329 with respect to inventory delivered to customers but for which no revenue was recognized.

As of February 29, 2008, the inventories were acquired by HP (see Note 1b).

NOTE 6:-      PROPERTY, PLANT AND EQUIPMENT, NET

a.	Composition of property, plant and equipment was as follows:

December 31, 2007

Cost:
Machinery and equipment	$3,998
Motor vehicles	26
Office furniture and equipment	9,507
Buildings (b)	1,626
Leasehold improvements	5,717

20,874
Accumulated depreciation	14,930

Property, plant and equipment, net	$5,944

As of February 29, 2008, the property, plant and equipment were acquired by HP (see Note 1b).

ELLOMAY CAPITAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 6:-      PROPERTY, PLANT AND EQUIPMENT, NET (Cont.)

b.	Capital lease:

NUR Europe, one of the Company’s subsidiaries that were was sold to HP, leased certain spaces under lease agreements which were recorded as capital leases. The related facilities were included in property, plant and equipment and depreciated accordingly. The cost and accumulated depreciation of facilities as of December 31, 2007 were $ 1,626 and $ 499, respectively. Following the consummation of the HP Transaction, as a result of a mutual resolution of the parties, the facilities and relating capital lease were assigned to a third party (see note 1b).

NOTE 7:-      FAIR VALUE MEASURMENTS

Effective January 1, 2008, the Company adopted SFAS 157, “Fair Value Measurements” and, effective October 10, 2008, adopted FSP No. SFAS 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active”, except as it applies to the nonfinancial assets and nonfinancial liabilities subject to FSP 157-2 “Effective Date of FASB Statement No. 157”. SFAS 157 clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability. As a basis for considering such assumptions, SFAS 157 establishes a three-tier value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Cash equivalents and short-term deposits are classified with level 2.

NOTE 8:-      SHORT-TERM BANK CREDIT AND LOANS

	Linkage terms	Interest rate	December 31,

		2007	2007

		%

Short-term bank credit (a)	U.S. dollar	LIBOR + 0.25 - 0.75	$8,801
Short-term bank credit (a)	NIS	Prime + 2%	161
Note from related parties (b)			5,000

			$13,962

Weighted average interest rates at the end of the year			5.66%

ELLOMAY CAPITAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 8:-      SHORT-TERM BANK CREDIT AND LOANS (Cont.)

a.	Short-term bank credit:

In 2005 the Banks provided the Company with a credit facility that could have been utilized in U.S. dollars, NIS, GBP or Euro. The credit facility was renewable, at the request of the Company, on an annual basis through December 2011. The credit facility bore interest at a rate of LIBOR + a range between 0.25% - 0.75% or Prime + 2% for borrowings denominated in NIS and was payable on a quarterly basis.

As of December 31, 2007, $ 8,962 was utilized in the form of a short-term loan, $ 944 was utilized in guarantees, and $ 1,040 was utilized in the form of long-term loans. The total utilization of a $ 10,002 credit line exceeded the approved line of $ 9,850 (excluding guarantees) by $ 152 due to the increase in the Euro exchange rate in respect to the Euro-denominated long-term loan. The Banks did not request an immediate reduction in the short-term bank credit or the long-term loan balance. The credit facility was subject to immediate repayment upon the occurrence of certain events as defined in the agreement with the Banks.

During January and February 2008, an additional amount of approximately $ 800 was utilized by the Company in the form of a short-term loan. In March 2008, in connection with the HP Transaction, the credit facility was cancelled and all open balances were paid-in-full (see Note 1b).

b.	The note from related parties of $ 5,000 bore no interest and was scheduled to expire on December 8, 2008. Prior to that date, the note was repayable only in the event of either bankruptcy, insolvency or reorganization proceeding under any bankruptcy, whether voluntary or involuntary, which proceedings were not lifted or stayed within 90 days. The note was assigned to Fortissimo by the Banks as part of the Debt Restructuring Agreement (see Note 9).

In May 2008, in connection with the sale of the Company’s securities by the Fortissimo entities, the note was cancelled and recognized as a capital contribution (see Note 1b).

NOTE 9:-      LONG-TERM LOANS

On September 12, 2005, the Company entered into a debt restructuring agreement (the “Debt Restructuring Agreement”) with the Banks. The Debt Restructuring Agreement, which was consummated on December 8, 2005, called for the conversion and refinancing of the then outstanding bank debt in the amount of $ 41,018 to the Banks. Out of the amount of $ 41,018, an amount equal to $ 14,513 was converted into warrants to purchase up to 8,000,000 Ordinary shares, $ 5,000 was converted into subordinated notes, which were assigned by the Banks to Fortissimo (“Note from related parties”) and the remaining $ 21,505 was refinanced under new short and long term loan agreements. Following the HP Transaction, the Company used its right for early termination of the long-term loans, and in April 2008 fully repaid the long-term loans.

ELLOMAY CAPITAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:-      LONG-TERM LOANS (Cont.)

a.	Composed as follows:

	Linkage terms	Interest rate	December 31,

		2007	2007

		%

From banks (b)	U.S. dollar	LIBOR + 2.50	$11,000
From banks (b)	Euro	LIBOR + 0.75	1,040
Capital leases	Euro	4.95-6.30	877

			12,917
Less - current maturities			649

			12,268
Accrued interest on restructured debt (c)			7,567

			$19,835

Weighted average interest rates at the end of the year			7.115%

b.	The long-term loans of $ 11,000 were repayable by the end of 2015. The Company was granted a 28-month grace period on the quarterly payments on account of principal. The revolving loan of $ 1,040 was renewable on an annual basis as long as the Company continued to meet the covenants mentioned in Note 9.e. The long-term loans bear interest at a rate of LIBOR+2.5% and LIBOR +0.75% per annum, payable on a quarterly basis. The long-term loans were subject to immediate repayment upon the occurrence of certain events as defined in the agreement with the Banks.

c.	The restructuring of the outstanding bank debt was accounted for in accordance with the provisions of SFAS 15 “Accounting by Debtors and Creditors for Troubled Debt Restructurings”. According to the guidance of SFAS No. 15, as a result of variable interest rate on the restructured debt, no gain was recognized on the restructuring date and the carrying amount of the debt remained unchanged. Future interest on the restructured debt was recorded as a reduction of the carrying amount of the debt instead of interest expenses. Interest payments in the amounts of $ 500 and $ 1,500 for 2008 and 2007, respectively, were recorded as a reduction of the carrying amount of the debt (accrued interest) instead of interest expenses in the statement of operations in accordance with the provisions of SFAS No. 15.

Upon full repayment of the loans, the Company recognized the remaining balance of accrued interest on restructured debt as financial income of approximately $ 7,335 (see Note 1b).

ELLOMAY CAPITAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:-      LONG-TERM LOANS (Cont.)

d.	The aggregate annual maturities of long-term loans were as follows:

December 31, 2007

First year (current maturities)	$649

Second year	658
Third year	1,167
Fourth year	2,217
Fifth year	1,726
Sixth year and thereafter	6,500

12,268

$12,917

e.	Covenants:

Under the Debt Restructuring Agreement, the Company agreed to maintain the following ratios of (1) the total amounts owed to the Banks plus available credit under the new short-term loans plus debts of subsidiaries to outside lenders incurred above an aggregate of $ 2,048 to (2) EBITDA as defined in the Debt Restructuring Agreement.

Period	Ratio of debt to EBITDA

Fiscal year ended December 31, 2008	13:1
Fiscal year ended December 31, 2009	10:1
Fiscal year ended December 31, 2010	8:1
Fiscal year ended December 31, 2011 and thereafter	6:1

The first measurement of the financial covenants was scheduled to take place following the end of the third quarter of 2008 based on the Company’s financial results during the first three quarters of 2008 and was to be measured on a quarterly basis thereafter, which measurement was to take into account the previous four calendar quarters.

In any case of certain breaches by the Company; (i) the Company might have been required by the Banks to repay all amounts then owed under any or all documentation between the Company and the Banks, to the Banks, and (ii) the Banks were to be entitled to exercise any and all rights set forth in any or all documentation between the Banks and the Company.

ELLOMAY CAPITAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:-     OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	December 31,

	2007	2008

Employees and payroll accruals	$3,690	$532
Government authorities	340	82
Royalties payable	152	–
Warranty provision	1,593	–
Professional services	588	107
Advance from customers	964	–
Provision for legal claims	2,103	180
Accrued expenses	1,553	1,073

	$10,983	$1,974

NOTE 11:-     OTHER LONG-TERM LIABILITIES

Unrecognized tax benefits (refer to Note 15c)	$3,618	$4,584
Other long-term liabilities	–	695

	$3,618	$5,279

NOTE 12:-     COMMITMENTS AND CONTINGENT LIABILITIES

a.	Operating and capital lease commitments:

Prior to the HP Transaction, the Company and most of its subsidiaries rented their facilities under various operating lease agreements.

Total rental lease expenses, net for the years ended December 31, 2006, 2007 and 2008 were $ 1,501, $ 1,691 and $ 282, respectively.

Following the HP Transaction, most of the operating and capital lease commitments were assumed by HP (see Note 1b).

The following table summarizes the remaining annual rental commitments as of the periods indicated under non-cancelable operating leases and sub-lease arrangements with initial or remaining terms of more than one year, reflecting the terms that were in effect as of December 31, 2008:

Year ended December 31,	Operating lease	Sub-lease	Total

2009	$363	$(428)	$(65)
2010	363	(428)	(65)
2011	30	(35)	(5)

Total minimum lease payments (proceeds)	$756	$(891)	$(135)

ELLOMAY CAPITAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:-     COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

Total sub-lease income for the years ended December 31, 2006, 2007 and 2008 was $ 361, $ 378 and $ 416, respectively.

Total vehicle lease expenses for the years ended December 31, 2006, 2007 and 2008 were $ 1,359, $ 1, 524 and $ 254, respectively.

b.	Royalty commitments:

During the period 1998-2003, the Company’s European subsidiary received research and development grants totaling € 2,435 ($ 3,583 at December 31, 2007) from the local authorities in Belgium. Under the terms of the grants, the Company’s European subsidiary had an obligation to pay royalties at the higher of a certain minimum annual amount or at a rate of 4% of the sales derived from the applicable products developed within the framework of such research and development projects, up to an amount equal to the research and development grants received in connection with such products, linked to the Euro. The commencement of the royalty payments to the local authorities in Belgium was contingent upon the Company’s European subsidiary generating sales from products developed under these grants. The grants were not repayable in the event that the Company’s European subsidiary decides to cease the research and development activities, or the exploitation of the products developed under these grants and all know-how and results of the research and development are transferred to the local authorities. In the event that the Company’s European subsidiary decided to cease exploitation of the products developed under these grants, a notification thereof should have been given to the local authorities in Belgium.

The Company’s European subsidiary ceased the research and development activities and the exploitation of certain products for which grants were received. The Company’s European subsidiary did not submit notification of this cessation to the local authorities and, instead, continued to pay royalties with a total of € 659 ($ 970 at December 31, 2007) remitted through 2005. As of December 31, 2007, the aggregate amount of grants received from the Belgian authorities, which had not yet been repaid amounted to $ 2,613 (€ 1,776 as of December 31, 2007).

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

During November 2008 the Company’s European subsidiary reached a settlement with the Belgian authorities by which the authorities waived the repayment of a portion of the grants and, in return, the Company paid back on December 2, 2008 a total of € 390 ($ 494) as full and final settlement.

ELLOMAY CAPITAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:-     COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

c.	Charges and guarantees:

As security for the Company’s liabilities to the Banks, the Banks placed fixed charges on the Company’s share capital, as well as a floating lien on all of the Company’s assets. A second ranking floating lien was also placed on the Company’s assets in connection with the Note from related parties.

Following the consummation of the HP Transaction, the Company used its right for early termination, fully repaid its loans and was released from all charges and guarantees.

d.	Litigation:

1.	During 2008, a former employee of a subsidiary filed a lawsuit against the Company in the amount of $ 322.5 alleging the Company did not provide him with the appropriate amount of time to exercise his stock options following the termination of the applicable blackout period. The Company and the former employee are negotiating a settlement proposal by which the Company undertakes to pay an amount of $ 33 and this amount shall be considered as the gross, exhaustive and final consideration paid to the former employee. A provision was recorded in the amount offered.

2.	In January 2008, a former distributor of a subsidiary filed a lawsuit against the subsidiary claiming his distribution agreement was terminated in violation of its terms and seeking damages in the amount of $AUD 5,562 thousand. The subsidiary filed a statement of defense denying the claims and filed a counterclaim against the former distributor for non-payment and other damages in the amount of $ 882. The parties reached a settlement agreement by which the subsidiary paid the former distributor an amount of $ 175 in October 2008.

3.	During 2003, a former supplier filed a lawsuit against a subsidiary, in the amount of € 943 thousand ($ 1,462), in connection with a disputed supply agreement. In February 2006, the court determined that the subsidiary is to pay the supplier an aggregate amount of € 1,246 thousand ($ 1,931), including penalties and accrued interest. The subsidiary filed an appeal, which was rejected by the court of appeals. During 2007, the Company reached an agreement with the supplier to pay the amount due plus interest on the principal amount over a period of 40 months. Following the consummation of the HP Transaction a second settlement agreement was reached by which the full amount was paid in a lump sum during August 2008.

4.	During 2001, a client filed a lawsuit against a subsidiary in the amount of $ 450 alleging bad quality of products and damages. The subsidiary filed a counter claim of $ 216 in respect of unpaid invoices. In October 2007, the court ruled that the client is not entitled for any damages and the subsidiary should credit the client for the unpaid balance. The client was ordered to return the product to the Company’s subsidiary. The ruling was deemed final in April 2008 when the official time for appeal passed.

5.	During 2002, an end-user filed a lawsuit in China against a subsidiary alleging bad quality of products. The court ruled that the subsidiary should reimburse the client with the amount of $ 186. Following an appeal filed by the subsidiary, the court ruled in September 2003 in favor of the end-user. The subsidiary is in the process of liquidation and has no assets; therefore the plaintiff has no remedy against the subsidiary.

ELLOMAY CAPITAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:-     COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

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

6.	During 2002, a client filed a lawsuit in China against a subsidiary seeking reimbursement in the amount of $ 400 alleging bad quality of products. In July 2005, the court ruled that the subsidiary is to reimburse the client an amount of $ 286. The subsidiary no longer operates in China and under current law the ruling in China is not enforceable in Hong Kong. The subsidiary notified the customer in March 2006 that it intends to vigorously defend its claims if submitted to court in Hong Kong. To date, the customer has not filed any claim in Hong Kong. Based on management’s estimation and the opinion of its legal counsel, it is less than likely that the subsidiary will be required to pay the amount ruled against it in China. Therefore, no provision was recorded with respect to this claim.

7.	In September 2003, the Company filed a lawsuit against a former distributor of the Company, for the collection of unpaid invoices in the amount of $ 420. In February 2004, the former distributor filed a statement of defense denying the Company’s claims and it also filed a counter-claim for alleged damages caused to it by the Company in the amount of $ 210. Based on the opinion of its legal counsel, management believes that the counter-claim that was filed by the former distributor is without merit and that a loss is not probable. Therefore, a provision was not recorded with respect to this claim.

8.	In December 2003, a client of a subsidiary filed a lawsuit alleging that a machine purchased by it failed to perform. The customer is seeking reimbursement of the purchase price paid by it in the amount of $ 290. Based on management’s estimation and the opinion of its legal counsel, a provision of $ 145 was recorded with respect to this claim.

9.	In May 2007, a former managing director of a subsidiary filed a lawsuit against the Company and two of its subsidiaries claiming his resignation was for just cause due to demotion and therefore should be deemed as a termination of his employment by the subsidiary. The Company denied all the claims made by the former employee. The ruling in favor of the Company was deemed final in March 2009 when the official time for appeal passed.

10.	In February 2007, a claim was filed against the Company and one of its former officers by a person claiming to have been an agent of the Company in West Africa for commissions on sales of printers. The claim is for NIS 3,000 thousand ($ 789). The Company filed a statement of defense denying all claims, both with respect to the causes of action and with respect to the factual allegations in the claim. Based on management’s estimation and the opinion of its legal counsel, no provision was recorded with respect to this claim.

11.	In October 2005, the former chairman and controlling shareholder filed a complaint against the Company in the Supreme Court, New York County seeking to recover the right to vote his Ordinary shares. The right to vote such Ordinary shares had been transferred to the Company pursuant to a Voting Agreement between the Former Director and the Company. The complaint filed by the Former Director seeks to have the Voting Agreement declared unenforceable.

ELLOMAY CAPITAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:-     COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

In 2006, the Court dismissed part of the case with prejudice and the rest of the case was dismissed with leave to re-file. In February 2008, all of the Former Director’s shares and warrants were sold by him to another investor and the Company and the Former Director filed a stipulation of discontinuance with prejudice.

12.	From time to time, the Company is party to other various legal proceedings, claims and litigation that arise in the normal course of business. It is the opinion of management that the ultimate outcome of these matters will not have a material adverse effect on the Company’s financial position, results of operations or cash flows.

13.	The Company has an outstanding indemnification obligation pursuant to the terms of the Asset Purchase Agreement with HP (see note 1b)

NOTE 13:-     TRANSACTIONS AND BALANCES WITH RELATED PARTIES

a.	On December 30, 2008, the Company’s shareholders approved the terms of a management services agreement entered into among the Company, Kanir Joint Investments (2005) Limited Partnership (“Kanir”) and Meisaf Blue & White Holdings Ltd. (“Meisaf”), a company controlled by Shlomo Nehama, the Company’s chairman of the board and controlling shareholder, effective as of March 31, 2008 (the “Management Agreement”). According to the Management Agreement, Kanir and Meisaf, through their employees, officers and directors, provide assistance to the Company in all aspects of the new operations process, including but not limited to, any activities to be conducted in connection with identification and evaluation of the business opportunities, the negotiations and the integration and management of any new operations and including discussions with the Company’s management to assist and advise them on such matters and on any matters concerning the Company’s affairs and business. In consideration of the performance of the management services and the board services pursuant to the Management Agreement, the Company agreed to pay Kanir and Meisaf an aggregate annual management services fee in the amount $ 250.

b.	On October 27, 2005, the Company’s shareholders approved the terms of a management agreement entered into between the Company and Fortissimo on behalf of several private equity funds, which are managed by Fortissimo (“the “Fortissimo Management Agreement”). According to the Fortissimo Management Agreement, Fortissimo, through its employees, officers and directors, provided management services, advice and assistance to the Company’s management concerning the Company’s affairs and business.

The Management Agreement also gave Fortissimo the right to elect a majority of the Company’s Board of Directors, including the chairman of the board of directors. In consideration of the performance of the management services and the board services pursuant to the Fortissimo Management Agreement, the Company agreed to pay Fortissimo an aggregate annual management services fee in the amount $ 250.

Pursuant to the Fortissimo Management Agreement, its terms were to remain in effect for so long as the position of chairman of the board of directors and another position of the Board of Directors are filled by Fortissimo directors.

ELLOMAY CAPITAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:-     TRANSACTIONS AND BALANCES WITH RELATED PARTIES (Cont.)

In March 2008, all of the shares and a majority of the warrants held by Fortissimo were sold, all of the Fortissimo directors resigned from the Company’s board of directors and the Fortissimo Management Agreement was terminated

c.	On January 24, 2006, the Company entered into a lease agreement with Telrad Networks Ltd. the owner of an industrial park in Lod, Israel and a company controlled by the Company’s then controlling shareholders, the Fortissimo entities. The lease is for industrial space commencing May 7, 2006 for a period of five years, with a renewal option to continue the lease for another five years. A monthly fee of $ 31 is to be paid in advance every three months. Notwithstanding, the first year of rent was to be paid in three equal installments of $ 124, amounting to a sum of $ 372. In 2006, 2007 and 2008 the Company paid a total of $ 287, $ 372 and $ 62, respectively, to Telrad for the use of the production area in the facility. This agreement was assumed by HP on February 29, 2008.

NOTE 14:-     SHAREHOLDERS’ EQUITY (DEFICIENCY)

a.	The Ordinary shares of the Company were traded until May 2005 on the Nasdaq Capital Market. From May 19, 2005, the Company’s Ordinary shares have been quoted over-the-counter in the “pink sheets”.

On April 17, 2005, the Company’s shareholders approved an increase of the Company’s authorized Ordinary shares to 120,000,000 and an additional increase to 170,000,000 was approved on October 27, 2005.

b.	Shareholders’ rights:

Ordinary shares confer upon their holders voting rights, the right to receive dividends and the right to share in excess assets upon liquidation of the Company.

c.	On January 30, 2007 and February 12, 2007, the Company, in connection with a private placement of its Ordinary shares, issued 7,105,320 and 4,629,630 of its Ordinary shares, respectively at $ 0.54 per share to various investors. The Company received from these investments proceeds in the amount of $ 6,100, net of issuance expenses in the amount of $ 250. The Company also issued to the investors warrants to purchase up to 2,131,596 and 1,388,889 Ordinary shares, respectively, of NIS 1 par value at an exercise price of $ 0.65 per share. The warrants are exercisable for five years from the closing date of the private placement. In accordance with EITF 00-19, the warrants are classified as permanent equity.

The securities offered in the private placement may not be offered or sold in the United States absent registration, or an applicable exemption from registration. The Company agreed to use its best efforts to file a registration statement registering all the private placement related Ordinary shares (both those purchased and those issuable upon exercise of the warrants) prior to July 1, 2007.

In the event that the Company either failed to file a registration statement prior to July 1, 2007, or if such registration statement loses its effectiveness thereafter, the Company is committed to the payment of partial damages in cash equal to 1% of the aggregate purchase price paid by the investors for each month of default, subject to an overall limit of up to 24 months of partial liquidated damages.

ELLOMAY CAPITAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 14:-     SHAREHOLDERS’ EQUITY (DEFICIENCY) (Cont.)

On June 29, 2007, the Company filed a registration statement for the resale of certain Ordinary shares and Ordinary shares underlying warrants held by several of its shareholders, including the shares and shares underlying warrants issued in January and February 2007. The registration statement became effective on August 3, 2007, temporarily lost its effectiveness on October 1, 2007 and regained such effectiveness on June 30, 2008.

d.	On March 31, 2008 the principal shareholders, the Fortissimo entities, completed the sale of all of the shares and a majority of the warrants held by them to Kanir Joint Investments (2005) Limited Partnership, which was also previously a controlling shareholder of the Company and to S. Nechama Investments (2008) Ltd., which became a controlling shareholder of the Company as a result of the purchase from the Fortissimo entities and from several other shareholders.

e.	Stock Option Plans:

1.	In December 1998, the Company’s shareholders approved the non-employee director stock option plan (the “1998 plan”) according to which 250,000 options are available for grant with an exercise price of the average of the closing bid and sale price at the issuance date. Each option granted is vested immediately and expires after 10 years. Generally, the Company grants options under the plan with an exercise price equal to the market price of the underlying shares on the date of grant.

In October 2005, the Company’s shareholders approved to increase the number of options available for grant under the 1998 plan by 500,000.

In August 2000, the Company’s board of directors adopted the 2000 Stock Option Plan (the “2000 Plan”). According to the 2000 Plan, 2,000,000 options may be granted to officers, directors, employees and consultants of the Company and its subsidiaries. The Options usually vest over a three or four-year period. The exercise price of the options under the 2000 Plan is determined to be not less than 80% of the fair market value of the Company’s Ordinary shares at the time of grant, and they usually expire after 10 years from the date of grant. During June 2008 the Company’s board of directors extended the 2000 Plan by an additional 10 years and the current expiration date of the 2000 Plan is August 31, 2018. Generally, the Company granted options under the plan with an exercise price equal to the market price of the underlying shares on the date of grant.

In November 2003, the Company’s shareholders approved the increase of the number of Ordinary shares authorized for issuance under the 2000 Plan by the number of Ordinary shares available for grant under the Company’s 1995 and 1997 option plans, thereby terminating such plans (other than with respect to outstanding options under such plans) (representing an increase of 497,590 Ordinary shares).

In October 2004 and October 2005, the Company’s shareholders approved the increase of the number of options available for grant under the 2000 Plan by 500,000 and 14,500,000, respectively.

In October 2005, the Company’s shareholders also approved the increase of the available number of Ordinary shares authorized for issuance under the 2000 Plan by the number of Ordinary shares underlying options cancelled (except in the case of surrender for the exercise into shares) or which cease to be exercisable under the Company’s previously terminated option plans, the 1995 and 1997 option plans.

ELLOMAY CAPITAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 14:-     SHAREHOLDERS’ EQUITY (DEFICIENCY) (Cont.)

During 2008, in connection with the HP Transaction (see Note 1b), the Board of Directors approved the acceleration of the vesting of all outstanding employee stock options following the Closing Date and the repurchase, subject to the fulfillment of regulatory requirements, of the then outstanding employee stock options to purchase approximately 9.9 million Ordinary shares of the Company. The repurchase was completed in July 2008.

Any options not repurchased (due to their relatively high exercise price) were canceled during 2008 pursuant to their terms and the terms of the 2000 Plan).

During 2006, 2007 and 2008, the Company granted to directors 36,667, 30,000 and 43,333 options, respectively.

Following the increases in options reserved for issuance under the Company’s 1998 and 2000 Plans, the Company reserved for issuance 750,000 and 17,724,590 Ordinary shares, respectively. As of December 31, 2008, 146,667 options are outstanding and 519,166 Ordinary shares are available for future grants under the 1998 Plan and no options are outstanding and 7,272,028 Ordinary shares are available for future grants under the 2000 Plan (the number of Ordinary shares available for issuance under the 2000 Plan was reduced by the number of Ordinary shares underlying options repurchased by the Company as more fully detailed above). Options that are cancelled or forfeited before expiration become available for future grant.

2.	A summary of the Company’s employee and director share option activity through December 31, 2008 for the Plans is as follows:

	Options outstanding and exercisable

	Number of options	Weighted average exercise price

Balance as of January 1, 2006	6,697,281	$0.65
Options granted	5,821,667	$0.61
Options exercised	(25,824)	$0.32
Options forfeited or expired	(641,060)	$1.16

Balance as of December 31, 2006	11,852,064	$0.60
Options granted	1,490,000	$0.59
Options exercised	(451,669)	$0.40
Options forfeited or expired	(2,662,194)	$0.81

Balance as of December 31, 2007	10,228,201	$0.54
Options granted	43,333	$0.50
Options exercised	(10,000)	$0.31
Options Repurchased	(9,893,550)	$0.52
Options forfeited or expired	(221,317)	$1.50

Balance as of December 31, 2008	146,667	$0.65

Exercisable as of December 31, 2008	146,667	$0.65

Exercisable as of December 31, 2007	3,817,120	$0.57

As of December 31, 2008 all options outstanding were fully vested.

ELLOMAY CAPITAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 14:-     SHAREHOLDERS’ EQUITY (DEFICIENCY) (Cont.)

	Year ended December 31, 2008

	Options	Aggregate intrinsic value (in thousands)

Outstanding as of January 1, 2008	10,228,201	$	*)1,864
Granted	43,333		$3
Exercised	(10,000)		$3
Repurchased	(9,893,550)		$731
Forfeiture or expired	(221,317)	$	N/A

Outstanding and exercisable as of December 31, 2008	146,667	$	**)9

*)	Represents intrinsic value of 9,947,167 options that are in-the-money as of December 31, 2007. The remaining 281,034 options are out of the money as of December 31, 2007 and their intrinsic value was considered as zero.

**)	Represents intrinsic value of 63,333 options that are in-the-money as of December 31, 2008. The remaining 83,334 options are out of the money as of December 31, 2008 and their intrinsic value was considered as zero.

Total intrinsic value of options exercised during 2006 and 2007 was $ 6 and $ 140, respectively.

3.	The options outstanding as of December 31, 2008, all of them options granted to directors under the 1998 Plan, have been separated into ranges of exercise price, as follows:

Outstanding and excercisable

Range of exercise price	Options outstanding	Weighted average remaining contractual life	Weighted average exercise price

		Years

$0.31-0.40	20,000	6.59	$0.31
$0.48-0.80	100,000	8.78	$0.58
$0.92-1.17	20,000	6	$0.92
$1.63-1.88	6,667	4.88	$1.86

	146,667	7.92	$0.65

4.	All options granted during 2006, 2007 and 2008, were granted with exercise price equal to the market price on the date of grant. Weighted average fair values and exercise price of options on dates of grant are as follows:

	Equal market price

	2006	2007	2008

Weighted average exercise prices	$0.61	$0.59	$0.50

Weighted average fair value on grant date	$0.45	$0.41	$0.22

ELLOMAY CAPITAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 14:-     SHAREHOLDERS’ EQUITY (DEFICIENCY) (Cont.)

g.	The Company’s outstanding warrants as of December 31, 2008, are as follows:

Issuance date	Number of warrants issued	Exercise price per share	Warrants exercisable	Expiration date

August 2003	953,000	$0.62	953,000	January 2009
March 2004	646,542	$1.54	646,542	March 2009
March 2004	112,903	$0.62	112,903	March 2009
March 2004	129,310	$1.16	129,310	March 2009
February 2002	50,000	$5.00	50,000	August 2009
April 2005	3,000,000	$0.75	3,000,000	April 2010
October 2005	25,714,286	$0.40	25,714,286	October 2010
December 2005	8,000,000	$0.35	8,000,000	December 2010
January 2007	2,131,596	$0.65	2,131,596	January 2012
February 2007	1,388,889	$0.65	1,388,889	February 2012

	42,126,526		42,126,526

In September 2008, warrants to purchase 240,000 ordinary shares, at an exercise price of $ 0.52 per share, were exercised. In October 2008, warrants to purchase 825,923 ordinary shares at an exercise price of $0.34 per share, held equally by Kanir and Shlomo Nehama, were exercised. These exercises resulted in the receipt by us of aggregate consideration in the amount of $ 510.

h.	Dividends:

In the event that cash dividends are declared in the future, such dividends will be paid in NIS. A dividend paid to shareholders outside Israel will be converted into dollars, on the basis of the exchange rate prevailing at the date of payment. The Company does not intend to pay cash dividends in the foreseeable future.

NOTE 15:-     TAXES ON INCOME

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

ELLOMAY CAPITAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 15:-     TAXES ON INCOME (Cont.)

3.	Tax benefits under the Law for the Encouragement of Industry (Taxation), 1969:

Before the transaction with HP, the Company was an “industrial Company”, as defined by this law and, as such, was entitled to certain tax benefits, including accelerated rates of depreciation, in accordance with regulations published under the inflationary adjustments law. The Company was also entitled to claim public issuance expenses and patent amortization costs from its taxable income in three and eight equal annual installments, respectively.

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

As of December 31, 2008, the total amount of unrecognized tax benefits was $ 4,584 which, if recognized, would affect the effective tax rates in future periods. Included in that amount are cumulative accrued interest and penalties in respect to uncertain tax positions of $ 966 at December 31, 2008, of which $ 318 for interest and penalties expenses were recorded during 2008.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	2007	2008

Beginning balance	$2,617	$3,618
Additions for prior year tax positions	837	318
Additions for current year tax position	164	648

Ending balance	$3,618	$4,584

The amount of income taxes paid by the Group is subject to ongoing audit by federal, state and foreign tax authorities, which often results in proposed assessments. Management performs a comprehensive review of its global tax positions on an annual basis and accrues amounts for contingent tax liabilities. Based on these reviews, the result of discussions and resolutions of matters with certain tax authorities and the closure of tax years subject to tax audit, reserves are adjusted as necessary. However, future results may include favorable or unfavorable adjustments to estimated tax liabilities in the period the assessments are determined or resolved. Additionally, the jurisdictions in which earnings and/or deductions are realized may differ from current expectations used as a basis for the above estimates. The Company does not expect that any tax audit would be completed within the next twelve months; therefore, the Company does not anticipate any significant impact on its unrecognized tax benefit balance in 2009.

The Company has tax assessments that are considered to be final up to 2002.

ELLOMAY CAPITAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 15:-     TAXES ON INCOME (Cont.)

d.	Theoretical tax expenses:

Statutory rate applied to corporations in Israel and the actual tax expense, is as follows:

	Year ended December 31,

	2006	2007	2008

Income (loss) before taxes on income	$(1,823)	$(5,582)	$87,942

Statutory tax rate	31%	29%	27%

Theoretical tax expense (benefit)	$(565)	$(1,619)	$23,744
Increase (decrease) in taxes:
Approved enterprise	734	1,225	490
Income subject to reduced tax rate	(27)	226	(920)
Permanent differences	105	1,168	(17,500)
Foreign exchange differences (see 2 above)	478	180	1,279
Utilization of carryforward losses for which valuation allowance was provided	(175)	(1,327)	(10,294)
Deferred taxes on losses, reserves and allowances for which a valuation allowance was provided	(452)	985	4,167

Actual tax expense	$98	$838	$966

Basic net Income (loss) per share amount of the tax benefit resulting from “Approved Enterprise” status	*) –	*) –	–

Diluted net Income (loss) per share amount of the tax benefit resulting from “Approved Enterprise” status	*) –	*) –	–

*)	Less than $ 0.01

**)	Carryforward losses of subsidiaries sold to HP were assumed by them.

e.	Taxes on income included in the statements of income (operations):

	Year ended December 31,

	2006	2007	2008

Current:
Domestic	$–	$434	$130
Foreign	98	404	836

	$98	$838	$966

ELLOMAY CAPITAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 15:-     TAXES ON INCOME (Cont.)

f.	Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Group’s deferred tax assets are as follows:

	December 31,

	2007	2008

Deferred tax asset:
Net operating losses and deductions carryforward	$30,068	$24,853
Stock-based compensation	649	587
Others	1,247	158

Deferred tax assets before valuation allowance	31,964	25,598
Valuation allowance (1)	(31,725)	(25,598)

Net deferred tax assets (2)	$239	$–

(1)	The Group has provided valuation allowances in respect of deferred tax assets resulting from tax losses carryforward and other temporary differences. Management currently believes that since the Company has a history of losses it is more likely than not that the deferred tax regarding all loss carryforwards will not be utilized in the foreseeable future. The net change in the valuation allowance in the year ended 31 December, 2008 was approximately $ 6,127, which primarily relates to utilization of net operating losses in connection with the HP Transaction. Carryforward losses of subsidiaries sold to HP were assumed by them.

(2)	As of December 31, 2007 deferred taxes are recorded in current other accounts receivable and other assets.

g.	Carryforward tax losses and deductions:

As of December 31, 2008, Ellomay Capital Ltd. had available carryforward tax losses and deductions aggregating to approximately $ 35,000, which have no expiration date.

NUR Asia Pacific had available carryforward losses as of December 31, 2008 aggregating to approximately $ 2,000, which have no expiration date.

NUR Media Solutions had available carryforward losses as of December 31, 2008 aggregating to approximately $ 6,000, which have no expiration date.

Additional carryforward losses of NUR America and NUR Salsa, which are located in the U.S, amount to approximately $ 33,000. Utilization of U.S. net operating losses may be subject to substantial annual limitation due to the “change in ownership provision of the Internal Revenue Code of 1986” and similar state provisions. As NUR America and NUR Salsa were dissolved during 2008, upon submitting the final tax returns of these companies, the remaining unutilized carryforward losses will expire.

ELLOMAY CAPITAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 15:-     TAXES ON INCOME (Cont.)

h.	Income (loss) before taxes on income consists of the following:

	Year ended December 31,

	2006	2007	2008

Domestic	$(4,588)	$(8,747)	$86,697
Foreign	2,765	3,165	1,245

	$(1,823)	$(5,582)	$87,942

NOTE 16:-     EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share:

	Years ended December 31,

	2006	2007	2008

Net income (loss)	$(1,921)	$(6,420)	$86,976

Weighted average Ordinary shares outstanding	60,506,854	71,537,501	72,972,565

Dilutive effect:
Employee stock options and warrants	–	–	13,783,971

Diluted weighted average Ordinary shares outstanding	–	–	86,102,748

Basic earnings (loss) per share	$(0.03)	$(0.09)	$1.19

Diluted earnings (loss) per share	$(0.03)	$(0.09)	$1.01

NOTE 17:-     MAJOR CUSTOMERS AND GEOGRAPHIC INFORMATION

a.	Summary information about geographic areas:

The Company managed its business on the basis of one reportable segment. Refer to Note 1a for a description of the Company’s business. The following data is presented in accordance with SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information”. Total revenues were attributed to geographical areas based on location of end customers.

ELLOMAY CAPITAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 17:-     MAJOR CUSTOMERS AND GEOGRAPHIC INFORMATION (Cont.)

The following table presents total revenues for the years ended December 31, 2006, 2007 and 2008 and long-lived assets as of December 31, 2007 and 2008:

	2006	2007		2008

	Total revenues	Total revenues	Long- lived assets	Total revenues

Asia	$8,740	$10,811	$327	$664
Europe and Middle East	42,391	48,344	5,398	7,589
America	26,837	26,452	219	3,157

	$77,968	$85,607	$5,944	$11,410

b.	Product lines:

Total revenues from external customers distributed on the basis of the Company’s product lines were as follows:

	Year ended December 31,

	2006	2007	2008

Printers and spare parts	$50,120	$53,592	$6,606
Ink	22,456	26,636	3,962
Services	5,392	5,379	842

	$77,968	$85,607	$11,410

c.	Major customer data as a percentage of total revenues:

The Group did not have any major customers that represented 10% or more of the consolidated revenues for 2006, 2007 and 2008.

NOTE 18:-     SELECTED STATEMENTS OF INCOME (OPERATIONS) DATA

a.	Research and development, net:

	Year ended December 31,

	2006	2007	2008

Research and development expenses	$5,827	$7,425	$1,942
Less – participation of the government in research and development projects	–	379	–

	$5,827	$7,046	$1,942

ELLOMAY CAPITAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 18:-     SELECTED STATEMENTS OF INCOME (OPERATIONS) DATA (Cont.)

b.	Financial expenses, net:

	Year ended December 31,

	2006	2007	2008

Expenses:
Interest on short-term bank credit and other charges	$(385)	$(512)	$(610)
Interest on long-term loans	(80)	(54)	–
Foreign currency loss	(6,423)	(9,329)	(3,278)

	(6,888)	(9,895)	(3,888)

Income:
Interest on bank deposits and other	193	36	1,808
Interest on restructured debt (see Note 1b)	–	–	7,335
Foreign currency gain	5,379	8,121	2,341

	5,572	8,157	11,484

	$(1,316)	$(1,738)	$7,596

[BDO McCabe Lo Limited Letterhead]

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of
NUR Asia Pacific Limited

We have audited the accompanying balance sheets of NUR Asia Pacific Limited (the “Company”) as of December 31, 2007 and the related statements of operations, stockholders’ deficit and cash flows the two years in the period ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of NUR Asia Pacific Limited as of December 31, 2007, and the results of its operations and cash flows for the two years in the period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

/s/ BDO McCabe Lo Limited

BDO McCabe Lo Limited
Certified Public Accountants

Hong Kong, 26 June 2008