Form 20-F
period 2009-12-31
Ellomay Capital Ltd.
filed 2010-03-10
CIK 946394

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report…March 4, 2010

Commission File Number 000-26498

ELLOMAY CAPITAL LTD.
(Exact Name of Registrant as specified in its charter)

ISRAEL
(Jurisdiction of incorporation or organization)

9 Rothschild Boulevard, 2nd floor
Tel Aviv 66881, Israel
(Address of principal executive offices)

Kalia Weintraub, Chief Financial Officer
Tel: +972-3-797-1108; Facsimile: +972-3-797-1122
9 Rothschild Boulevard, 2nd floor
Tel Aviv 66881, Israel
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

None

Title of Class

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of March 4, 2010:  73,786,428 ordinary shares, NIS 1.00 par value per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐   No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐   No ☐

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

Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐   Accelerated filer ☐   Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
U.S. GAAP ☒	International Financial Reporting Standards as issued ☐ by the International Accounting Standards Board	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐   Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act):

Yes ☐   No ☒

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

Yes ☐   No ☐

Item 9:	The Offer and Listing	88
	Offer and Listing Details	88
	Markets	89

Item 10:	Additional Information	90
	Share Capital	90
	Memorandum of Association and Second Amended and Restated Articles	91
	Material Contracts	99
	Exchange Controls	102
	Taxation	102
	Dividends and Paying Agents	109
	Statement by Experts	109
	Documents on Display	109

Item 11:	Quantitative and Qualitative Disclosures about Market Risk	110

Item 12:	Description of Securities Other than Equity Securities	110

Part II

Part III

INTRODUCTION

The following is the Report on Form 20-F of Ellomay Capital Ltd. Unless the context in which such terms are used would require a different meaning, all references to “Ellomay,” “us,” “we,” “our” or the “Company” refer to Ellomay Capital Ltd. and its consolidated subsidiaries.

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

FORWARD-LOOKING STATEMENTS

In addition to historical information, this report on Form 20-F contains forward-looking statements. Some of the statements under “Item 3.D: Risk Factors,” “Item 4: Information on Ellomay,” “Item 5: Operating and Financial Review and Prospects” and elsewhere in this report, constitute forward-looking statements. These statements relate to future events or other future financial performance, and are identified by terminology such as “may,” “will,” “should,” “expect,” “scheduled,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “aim,” “potential,” or “continue” or the negative of those terms or other comparable terminology. These forward-looking statements are subject to certain risks, uncertainties and assumptions about us that could cause actual results to differ materially from those reflected in the forward-looking statements. These forward-looking statements are based, among other things, on assumptions in connection with:

●	our ability to identify, evaluate and consummate suitable business opportunities and strategic alternatives;

●	the price and market liquidity of our ordinary shares;

●
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

●	our plans with respect to the management of our financial and other assets;

●	our exposure to indemnity claims from Hewlett-Packard Company following the sale of our business;

●	the possibility of future litigation;

●	the profitability of the photovoltaic market which we are now entering;

●	market, economical and political factors in Italy, and generally in Europe and worldwide;

●	our contractors’ technical, professional and financial ability to deliver on and comply with their contractual undertakings with us and our subsidiaries; and

●	our ability to familiarize ourselves with the market which we are now entering, and to track, monitor and manage the projects which we have undertaken.

Assumptions relating to the foregoing involve judgment with respect to, among other things, future economic, competitive and market conditions, and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. In light of the significant uncertainties inherent in the forward-looking information included herein, the inclusion of such information should not be regarded as a representation by us or any other person that our objectives or plans will be achieved. Factors that could cause actual results to differ from our expectations or projections include the risks and uncertainties relating to our business described in this report under “Item 3.D: Risk Factors,” “Item 5: Operating and Financial Review and Prospects” and elsewhere in this report. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management’s analysis as of the date hereof. We undertake no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof, except as required by applicable law. In addition to the disclosure contained herein, readers should carefully review any disclosure of risks and uncertainties contained in other documents that we file from time to time with the Securities and Exchange Commission (the “SEC”).

To the extent that this Report contains forward-looking statements (as distinct from historical information), we desire to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and we are therefore including this statement for the express purpose of availing ourselves of the protections of the safe harbor with respect to all forward-looking statements.

PART I

ITEM 1: Identity of Directors, Senior Management and Advisers

A.	Directors and Senior Management

See Item 6 “Directors, Senior Management and Employees”.

B.	Advisors

Not applicable

C.	Auditors

From 1995 until today, our independent auditors have been Kost, Forer Gabbay & Kasierer, a member of Ernst & Young Global. Their address is 3 Aminadav Street, Tel Aviv 67067, Israel.

ITEM 2: Offer Statistics and Expected Timetable

Not Applicable.

ITEM 3: Key Information

A.           Selected Financial Data

The selected consolidated statements of income (operations) data for the years ended December 31, 2007, 2008 and 2009, and the selected consolidated balance sheet data as of December 31, 2008 and 2009, have been derived from the audited consolidated financial statements of Ellomay Capital Ltd. set forth in “Item 18: Financial Statements”. The selected consolidated statement of operations data for the years ended December 31, 2005 and 2006 and the selected consolidated balance sheet data as of December 31, 2005, 2006 and 2007 have been derived from our audited consolidated financial statements not included in this report. Our consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles.

In February 2008 we sold our business to Hewlett-Packard Company (“HP”) pursuant to an asset purchase agreement executed on December 9, 2007 (the “Asset Purchase Agreement”), as more fully described below under Item 10.C “Material Contracts”.  Since the sale of our business to HP under the Asset Purchase Agreement and related agreements (the “HP Transaction”) and until our recent investment in the photovoltaic market as further described below and in Item 4, we did not purchase an operating business. Therefore, the results of operations relating to the business sold were reported in our consolidated financial statements in full detail, rather than reported as "discontinued operations" in accordance with ASC 360 "Property, Plant, and Equipment". See Note 1b to our consolidated financial statements included in this Report.  As part of the HP Transaction, we sold our holdings in three wholly owned subsidiaries (NUR Europe, NUR Japan and NUR Do Brazil) to several of HP’s subsidiaries.  Following the consummation of the HP Transaction, we wholly own, directly and indirectly, several subsidiaries that are currently inactive and we are in the process of dissolving, or have already arranged for the dissolution of, a number of such inactive subsidiaries.

The following tables present the financial data for Ellomay together with its subsidiaries as of the periods presented, some of which were sold to HP: Salsa Digital Printers (dissolved in 2008), NUR America (dissolved in 2008), NUR UK (dissolved in 2009), Excite Ink (dissolved in 2009), Encre Consumables B.V. (dissolved in 2009), NUR Europe (sold to HP), NUR DO Brazil Ltda. (sold to HP), NUR Japan (sold to HP), NUR Shanghai, NUR Asia Pacific, NUR Media Solutions, NUR Hungary Trading and Software Licensing Limited Liability Company,  NUR Italy and NUR Pro Engineering.

On March 4, 2010, we signed two Engineering Procurement & Construction Contracts (each, the “EPC Contract”) with an Italian contractor, Ecoware S.P.A. (“Ecoware”) for the construction, installation, testing, commissioning, operating and maintenance of two photovoltaic plants to be located in Italy (the “EPC Project”). The EPC Project will represent approximately 10% of our assets at current valuations. We may consider making additional investments is this market, in Italy, in the future and have already begun due diligence activities with respect to a third photovoltaic plant.  See “Item 4.A: Information on Ellomay - History and Development of Ellomay” for more information.

The selected consolidated financial data set forth below should be read in conjunction with and is qualified by reference to Ellomay’s consolidated financial statements and the related notes, as well as “Item 5: Operating and Financial Review and Prospects” included elsewhere in this report.

Consolidated Statements of Income (Operations) Data
(in thousands of U.S. Dollars except per share and share data)

	Year ended December 31,
	2005	2006	2007	2008	2009
Revenues:
Products	67,072	72,576	80,228	10,563
Services	4,306	5,392	5,379	842	-

Total revenues	71,378	77,968	85,607	11,410	-
Cost of revenues:
Products	43,505	43,060	46,549	7,927	-
Inventory write-off	2,721	806	1,169	197	-
	46,226	43,866	47,718	8,124	-
Services	5,772	7,379	8,759	2,862	-

Total cost of revenues	51,998	51,245	56,477	10,986	-

Gross profit	19,380	26,723	29,130	424	-

Operating expenses:
Research and development, net	7,086	5,827	7,046	1,942	-
Selling and marketing	10,865	11,747	13,815	3,075	-
General and administrative	12,171	9,803	11,129	9,830	2,194
Doubtful accounts expenses (income)	(1,132)	(314)	942	368	-
Amortization of other intangible assets	169	167	42	-	-

Total operating expenses	29,159	27,230	32,974	15,215	2,194

Operating loss	(9,779)	(507)	(3,844)	(14,791)	(2,194)
Gain on sale of Company’s business, net	-	-	-	95,137	-
Financial income (expenses), net	(3,448)	(1,316)	(1,738)	7,596	1,329

Income (loss) before taxes on income	(14,668)	(1,823)	(5,582)	87,942	(865)
Taxes on income	38	98	838	966	105

Net Income (loss)	$(14,706)	$(1,921)	$(6,420)	$86,976	$970

Basic earnings (loss) per share	$(0.46)	$(0.03)	$(0.09)	$1.19	$(0.01)
Diluted earnings (loss) per share	$(0.46)	$(0.03)	$(0.09)	$1.01	$(0.01)

Weighted average number of shares used for computing basic earnings (loss) per share	31,932,345	60,506,854	71,537,501	72,972,565	73,786,428
Weighted average number of shares used for computing diluted earnings (loss) per share	31,932,345	60,506,854	71,537,501	86,102,748	73,786,428

Consolidated Balance Sheet Data (in thousands of U.S. Dollars except share data)

	At December 31,
	2005	2006	2007	2008	2009
Working capital (deficiency)	$(3,254)	$546	$(4,782)	$76,119	$75,174
Total assets	$39,716	$41,203	$52,327	$78,278	$76,432
Total liabilities	$67,270	$62,206	$74,506	$7,349	$6,404
Total shareholders’ Equity (deficiency)	$(27,554)	$(21,003)	$(22,179)	$70,929	$70,028
Capital stock	$74,211	$75,591	$82,850	$89,109	$89,178
Ordinary shares outstanding	60,498,062	60,523,886	72,710,505	73,786,428	73,786,428

B.           Capitalization and Indebtedness

The table below sets forth the historical capitalization and indebtedness, determined in accordance with U.S GAAP, as of December 31, 2009. The information in this table should be read with, and is qualified by reference to, the financial statements and notes thereto and other financial information included elsewhere or incorporated by reference into this report.

At December 31,
2009

Indebtedness	-
Share Capital	16,820
Capital Surplus	72,358
Accumulated Deficit	(19,150)
Total shareholders’ Equity	70,028
Total Capitalization and Indebtedness	70,028

C.           Reasons for the Offer and Use of Proceeds

Not Applicable.

D.           Risk Factors

Investing in our securities involves significant risk. You should carefully consider the risks described below as well as the other information contained in this report before making an investment decision. Any of the following risks could materially adversely affect our business, financial condition, results of operations and cash flows. In such case, you may lose all or part of your original investment.

The risks described below are not the only risks we face. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially adversely affect our business, financial condition or results of operations.

In February 2008, we sold our wide-format printing business, through the sale of substantially all of our assets and liabilities relating to such business, to HP.  Our assets currently mainly consist of the cash consideration received from HP, in cash and cash equivalents.  Since the consummation of the sale of our business, we have concentrated on activities relating to the investment of our funds and handling the winding up of the operations that were not transferred to HP and the remaining aspects relating to the transfer of the business to HP, as well as pursuing our current plan of operation, which is to identify and evaluate suitable business opportunities and strategic alternatives, including through the acquisition of all or part of an existing business, pursuing business combinations or otherwise.  Further to such efforts, we decided to enter the market of photovoltaic power plants in Italy, by way of contracting with a company currently operating in this field for the purpose of installing and operating such plants for commercial purposes. In parallel, we are continuing to explore other investment opportunities, both within the same market and in other markets.

We are exposed to potential liabilities in connection with the sale of our business to HP.  In connection with the HP Transaction, we have agreed to indemnify HP and its subsidiaries that purchased our assets, and their respective officers, directors, employees and affiliates, for certain breaches of the Asset Purchase Agreement, including, among others, any breach or inaccuracy of the representations and warranties, any liabilities that were not assumed by HP and certain environmental matters.  Our indemnification liability pursuant to the Asset Purchase Agreement is generally limited to amounts deposited in an escrow account pursuant to such Agreement ($9.5 million deposited in an indemnity escrow account for a period of 18 months and $5 million deposited for a period of 24 months, for a total of $14.5 million).  However, we agreed that claims for indemnity relating to certain liabilities, including, among others, fraud, willing and intentional breach of warranties, liabilities arising in connection with assets or liabilities that were not purchased by HP, failure to comply with certain restrictive covenants and environmental issues, will not be limited to the amounts deposited in escrow.  HP has, over the course of 2009, submitted claims for the release of amounts from the escrow funds on the basis of the abovementioned indemnification obligations, as further detailed in “Item 5: Operating and Financial Review and Prospects – Overview”. Such claims against us could result in substantial losses to us, which we may be required to pay from the escrow funds and from sources other than the funds deposited in escrow, and which would have a negative impact on our financial condition.

We may not be successful in identifying and evaluating other suitable business opportunities or in consummating a business combination.  Except with respect to the agreements necessary or incidental to the EPC Project, we do not have an agreement or understanding with any third party with respect to the future operations of the Company. There can be no assurance that we will be successful in identifying and evaluating suitable business opportunities or in consummating a business combination and we expect to incur expenses in connection with this identification and evaluation process, whether or not such process results in an investment of our funds.  While we are actively exploring other strategic transactions and business opportunities further to our recent entry into the Italian photovoltaic power plants market, we have not targeted any particular industry or specific business within an industry in which to pursue such opportunities.  We may enter into a business combination with a business entity having no significant operating history or other negative characteristics such as having limited earnings or no potential for immediate earnings, limited assets and negative net worth.  We may also pursue a business combination, purchase of assets or other business opportunity that will not necessarily provide us with significant financial benefits in the short or long term.  In the event that we complete a business combination or asset purchase, the success of our operations will be dependent upon the performance of management of the target company (or the ability to successfully outsource certain management functions) and our ability to retain such management and numerous other factors, some of which are beyond our control.  There is no assurance that we will be able to negotiate a business combination on terms favorable to us, or at all.

If we do not conduct an adequate due diligence investigation of a target business, we may be required to subsequently take write-downs or write-offs, restructuring, and impairment or other charges that could have a significant negative effect on our financial condition, results of operations and our stock price, which could cause you to lose some or all of your investment.  We must conduct a due diligence investigation of target businesses that we would intend to acquire. Intensive due diligence is time consuming and expensive due to the operations, accounting, finance and legal professionals who must be involved in the due diligence process, such that in practice our due diligence efforts may be more limited in scope and extent.  Even if we conduct extensive due diligence on a target business, we cannot assure you that this due diligence will reveal all material issues that may affect a particular target business, or that factors outside the control of the target business and outside of our control will not later arise.  If our due diligence review fails to identify issues specific to a target business, industry or the environment in which the target business operates, we may be forced to later write-down or write-off assets, restructure our operations, or incur impairment or other charges that could result in losses.  Even though these charges may be non-cash items and may not have an immediate impact on our liquidity, the fact that we report charges of this nature could contribute to negative market perceptions about us or our ordinary shares.

The current general economic and business conditions around the world and any subsequent economic downturn may adversely affect our ability to consummate a business combination, the prospects of any business we may acquire and the trading price of our ordinary shares.   Since mid-2008, due to the severity of the crisis affecting financial institutions in the United States and throughout the world, the rising costs of various commodities, the limited growth and economic development in the United States and throughout the world, as well as the recession, the general economic and business conditions in many countries around the world worsened, affecting, among other things, credit ratings of borrowers, the perceived and actual credit risks faced by lenders and purchasers of debt securities, the solvency of trade partners, market entities’ appetite for risk, the spending habits of consumers, the ability to procure financing.  Although in the second half of 2009, in certain markets, including the United States and portions of Europe the general economic and business conditions around the world have shown indications of recovery, there is no assurance that this will continue over the short, medium or long term, or that the recession will be overcome in its entirety, or that any of the trends associated with such recession will be reversed in whole or in part.  Furthermore, if any further economic downturns ensue, this may adversely affect our ability to procure financing required for prospective business combinations, the value of businesses we acquire and our financial condition and results of operations.  In addition, if such economic downturn occurs, it may also affect the trading prices of securities in various capital markets around the world and may significantly and adversely affect the trading price of our ordinary shares.

We may not be able to consummate a business combination that will be beneficial to our shareholders.  We expect to encounter significant competition from entities having a business objective similar to ours, including venture capital funds, private equity funds, special purpose acquisition companies, operating businesses competing for acquisitions, and blank check companies.  Many of these potential acquirers are well established and have extensive experience in identifying and effecting business combinations directly or through affiliates.  Such entities may possess greater technical, human and other resources than we do and our financial resources may be relatively limited when contrasted with those of many of these competitors.  In addition, our history of operations and potential exposures relating to our previous operations may limit our ability to consummate a business combination that will be beneficial to our current shareholders.

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

The consummation of a business combination may lead to the dilution of the value of our shares, and may involve the issuance of additional shares of our capital stock or the issuance of debt securities. Issuance of our capital stock would have a dilutive effect over the interests of our shareholders.  In the event we enter into a business combination or similar arrangement, it may involve the allocation of a significant amount of cash held by us as a result of the HP Transaction.  Depending upon the value of the assets acquired in such business combination or investment, the per share value of our ordinary shares may increase or decrease, possibly significantly.  In addition, we may need to raise additional financing by issuing our ordinary shares to investors, issuing debt securities or incurring bank or other debt in order to consummate business combinations or acquisitions, and the difficulty of raising capital in the current capital markets environment makes it possible that such ordinary shares or debt securities may be issued at discounts from prevailing market prices.  Our second amended and restated articles authorize the issuance of up to 170,000,000 ordinary shares. There are currently 54,465,171 ordinary shares available for issuance (after appropriate reservation for the issuance of the shares upon full exercise of our outstanding stock options and warrants).  The issuance of additional ordinary shares may significantly reduce your equity interest in Ellomay and may adversely affect prevailing market prices for our ordinary shares.  The incurrence of bank debt or the issuance of debt securities may place restrictions on our ability to operate our business, including leading to default and foreclosure on our assets, subjecting us to restrictive covenants and limiting our ability to obtain additional financing.

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

If we acquire a business or effect a business combination with a company located outside of Israel or the United States, we would be subject to a variety of additional risks that may negatively impact our operations.  We may acquire or effect a business combination with a company located outside of Israel or the United States.  In such case, we would be subject to special considerations or risks associated with companies operating in the target business’ home jurisdiction, including rules and regulations or currency conversion or corporate withholding taxes on individuals, tariffs and trade barriers, regulations related to customs and import/export matters, different payment cycles, tax issues, such as tax law changes and variations in tax laws as compared to Israel and the United States, currency fluctuations and exchange controls, challenges in collecting accounts receivable, cultural and language differences, employment regulations, crime, strikes, riots, civil disturbances, terrorist attacks and wars and deterioration of political relations with Israel.  The EPC Project will subject us to a number of these risks, as well as the requirement to comply with Italian and European Union law.  We cannot assure you that we would be able to adequately address these additional risks.  If we were unable to do so, our operations might suffer.

If we are characterized as a passive foreign investment company, our U.S. shareholders may suffer adverse tax consequences.   As a result of the HP Transaction, since February 2008, our assets mainly consist of cash and cash equivalents producing passive income.  Under the PFIC rules, for any taxable year that our passive income or our assets that produce passive income, exceed specified levels, we will be characterized as a passive foreign investment company for U.S. federal income tax purposes. This characterization could result in adverse U.S. tax consequences for our U.S. shareholders, which may include having certain distributions on our ordinary shares and gains realized on the sale of our ordinary shares treated as ordinary income, rather than as capital gains income, and having potentially punitive interest charges apply to the proceeds of sales of our ordinary shares and certain distributions.

Since our assets and income in 2009 exceeded the PFIC specified levels, we have not met the requirements set forth in Section 1298(b)(3) of the Internal Revenue Code, providing an exception from the PFIC status for a “change of business” situation for our 2008 taxable year.  Therefore, we believe that we are a PFIC with respect to any U.S. shareholder that held our shares in 2008 and 2009.  Since the determination of our PFIC status in 2010 (for shareholders that acquire our ordinary shares in 2010) depends on the type of assets we hold during the year and the income derived from such assets, we cannot determine as of yet whether or not we will be a PFIC for the 2010 tax year.

Certain elections may be made to reduce or eliminate the adverse impact of the PFIC rules for holders of our shares, but these elections may be detrimental to the shareholder under certain circumstances.  The PFIC rules are extremely complex and U.S. investors are urged to consult independent tax advisers regarding the potential consequences to them of our classification as a PFIC.  For a more detailed discussion of the consequences of our being classified as a PFIC, see “Item 10.E: Taxation” under the caption “U.S. Tax Considerations Regarding Ordinary Shares.”

We may be deemed an “investment company” under the Investment Company Act of 1940, which could subject us to material adverse consequences.  As a result of the HP Transaction, we could be deemed to be an “investment company” under the Investment Company Act of 1940, as amended (the “Investment Company Act”) if we invest more than 40% of our assets in “investment securities”, as defined in the Investment Company Act.  Investments in majority owned securities are not “investment securities” for purposes of this definition.  As until recently we have not entered into a business combination or developed an operating business, unless we limit the nature of our investments to cash and cash equivalents (which are generally not “investment securities”) and succeed in making strategic “controlling” investments, we may be deemed to be an “investment company.” We do not believe that our engagement in the EPC Project would result in our being deemed to be an “investment company”, as we shall control the Project via a wholly-owned subsidiary. If we were deemed to be an “investment company,” we would not be permitted to register under the Investment Company Act without an order from the SEC permitting us to register because we are incorporated outside of the United States and, prior to being permitted to register, we would not be permitted to publicly offer or promote our securities in the United States. Even if we were permitted to register, it would subject us to additional commitments and regulatory compliance.  Investments in cash and cash equivalents might not be as favorable to us as other investments we might make if we were not potentially subject to regulation under the Investment Company Act.  We seek to conduct our operations, including by way of investing our cash and cash equivalents, to the extent possible, so as not to become subject to regulation under the Investment Company Act.  In addition, because we are actively engaged in exploring and considering strategic investments and business opportunities, and in fact have entered the Italian photovoltaic power plants market through a controlling investment, we do not believe that we are currently engaged in “investment company” activities or business.

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

Because our ordinary shares have been removed from quotation on Nasdaq and the trading price of our ordinary shares is less than $5.00 per share, trading in our ordinary shares may become subject to the requirements of Rule 15g-9 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Although we currently meet the criteria of net tangible assets in excess of $2 million set forth in Rule 3a51-1(g)(1) which exempts our ordinary shares from being deemed “penny stock, brokers are still subject to special record keeping requirements with respect to our ordinary shares and must demonstrate that we have met these criteria. Pursuant to Rule 15g-9, brokers and dealers who recommend penny stocks to persons other than established customers and accredited investors must satisfy special sales practice requirements, including a requirement that they make an individualized written suitability determination for the purchaser and receive the purchaser’s written consent prior to the transaction.

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

We do not intend to pay cash dividends in the near future.  We have not paid any cash dividends on our ordinary shares to date and do not intend to pay cash dividends in the near future.  The payment of dividends after completion of a significant business combination will depend on our revenues and earnings, if any, capital requirements and general financial condition after such business combination is completed and will be within the discretion of our then-board of directors.  As a result, any gains on an investment in our securities will need to come through appreciation of the value of such securities.

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

Currency fluctuations may affect the value of our assets and decrease our earnings.  Substantially all of the consideration for the sale of our business to HP was paid to us in US$. Some of our retained assets and liabilities however are denominated in other currencies. Our recent investment in the Italian photovoltaic power plants market will be denominated in Euro. The devaluation of the United States Dollar against the Euro, other currencies and other currency fluctuations may decrease the value of our assets and could impact our business.

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

If we fail to maintain effective disclosure controls and procedures and internal controls over financial reporting in accordance with Sections 302 and 404 of the Sarbanes-Oxley Act, our business, operating results and share price could be materially adversely affected.    The Sarbanes-Oxley Act of 2002 imposes certain duties on us and our executives and directors. Our efforts to comply with the requirements of Section 404, have resulted in increased general and administrative expense and a diversion of management time and attention, and we expect these efforts to require the continued commitment of resources.  Pursuant to the requirements of Sections 302 and 404 of the Sarbanes-Oxley Act of 2002, our management is required to design and evaluate the effectiveness of our disclosure controls and procedures and of our internal control over financial reporting as of the end of the fiscal year that is the subject of this report.  Following its review of our internal controls for the fiscal years ended December 31, 2006 and 2007, our management concluded that due to the material weaknesses identified in our internal controls over financial reporting, our disclosure controls and procedures as of the end of such fiscal years were not effective.  In addition, due to the existence of these material weaknesses, our management concluded that our internal control over financial reporting was not effective as of December 31, 2007.  Although we have implemented corrective measures, documented and tested our internal control systems and procedures and have made improvements in order for us to comply with the requirements of Section 404 and while our management concluded that our disclosure controls and procedures and our internal control over financial reporting were effective as of December 31, 2008 and 2009, we may still be exposed to claims from regulatory authorities and our shareholders in connection with our ineffective controls in prior years.  In addition, we cannot predict the outcome of our testing in future periods.  Beginning with our annual report for our fiscal year ending December 31, 2010, our report in connection with internal control over financial reporting must also contain a statement that our independent registered public accounting firm has issued an attestation report on their assessment of the effectiveness of such internal controls.  We may need to implement new internal control procedures over financial reporting with respect to the EPC Project and any other operating business we may acquire.  We may also experience higher than anticipated operating expenses and fees in this context.  If we are unable to implement these changes effectively or efficiently, or if our internal controls are found to be ineffective in future periods, whether by our management or by our independent registered accounting firm, it could harm our financial reporting or financial results, impact the market price of our ordinary shares, and could result in our being unable to obtain an unqualified report on internal controls from our independent registered public accounting firm.

We are controlled by a small number of shareholders, who may make decisions with which you may disagree.  In February and March 2008, a group of investors comprised of Kanir Joint Investments (2005) Limited Partnership (“Kanir”) and S. Nechama Investments (2008) Ltd. (“Nechama Investments”), acquired a substantial amount of our securities in a series of private transactions and have also entered into a shareholders agreement.  Consequently, these shareholders currently hold 62% of our outstanding ordinary shares and, taking into account the convertible securities and other rights held by them, are currently the beneficial owners of 72.2% of our ordinary shares.  Therefore, acting together, they could exercise significant influence over our business, including with respect to the election of our directors and the approval of change in control and other material transactions.  This concentration of control may have the effect of delaying or preventing changes in control or changes in management, or limiting the ability of our other shareholders to approve transactions that they may deem to be in their best interest.  Moreover, at our general meeting of shareholders held on December 30, 2008, our shareholders adopted our Second Amended and Restated Articles, which were presented to our shareholders at the request of Kanir and Nechama Investments.  Several of the amendments, including the casting vote provided to our Chairman of the Board under certain circumstances and the ability of members of our Board to demand that certain issues be approved by our shareholders, requiring a special majority, all as more fully described in “Item 10.B: Memorandum of Association and Second Amended and Restated Articles,” may have the effect of delaying or preventing certain changes and corporate actions that would otherwise benefit our shareholders.

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

Risks relating to the EPC Project and our entry into the Italian photovoltaic market

This recent investment in the Italian photovoltaic market will represent approximately 10% of our assets at current valuations. The following is a description of the risks specific to the EPC Project. It complements the risk factors described above, both generally and specifically with respect to entry in a new market in a foreign jurisdiction, and is solely based on our due diligence and research, as we have not yet begun operating in this market.

Our business depends to a large extent on the availability of financial incentives. The reduction or elimination of government subsidies and economic incentives could reduce our profitability and adversely impact our revenues and growth prospects. Many countries, most notably in Germany, Spain, Italy, the United States and Japan, offer substantial incentives to offset the cost of photovoltaic power systems in the form of feed-in tariffs or other incentives to promote the use of solar energy and to reduce dependence on other forms of energy. These government incentives could potentially be reduced or eliminated altogether. Currently, the overall photovoltaic capacity ceiling (in the aggregate, from all solar power plants connected to the national grid) that may benefit from the Italian incentives, is 1200 MWp  (however, the incentive will still be granted to plants that will be connected to the grid within 14 months following the achievement of the 1200 MWp cap). To date, such cap (1200 MWp) has not been achieved, however according to a published estimate of GSE, it is expected to be achieved in July 2010. If the Italian government will not extend the incentive plan beyond the 1200 MWp cap, this will adversely affect our ability to develop new photovoltaic plants. In general, uncertainty about the introduction of, reduction in or elimination of incentives or delays or interruptions in the implementation of favorable laws could substantially affect our profitability and adversely affect our ability to continue and develop new photovoltaic plants. In addition, if we fail to build the photovoltaic plants as planned, we might lose our right to these incentives which could substantially affect our profitability.

Existing regulations, and changes to such regulations, may present technical, regulatory and economic barriers to the construction and operation of our photovoltaic power plants, which may significantly reduce our profitability. Installation of photovoltaic power systems are subject to oversight and regulation in accordance with international, European, national and local ordinances, building codes, zoning, environmental protection regulation, utility interconnection requirements and other rules and regulations. For example, various levels of government subject the installation and operation of the plants, and any other component of the EPC Project, to the issuance of relevant permits, licenses and authorizations. If such permits, licenses and authorizations are not issued, or are issued but not on a timely basis, this could result in the interruption, cessation or abandonment of the EPC Project, or may require making significant changes to the EPC Project, any of which may cause severe losses. New government regulations or utility policies pertaining to photovoltaic power systems are unpredictable and may result in significant additional expenses or delays and, as a result, could cause a significant reduction in profitability. For example, total installations caps in certain jurisdictions effectively limit the aggregate amount of power that may be sold by solar power generators into the power grid.

We have no experience and no independent expertise in the field of photovoltaic power plants, and are reliant entirely on our professional advisors and on Ecoware for the implementation of the EPC Project. We lack experience and have no independent expertise in the field covered by the EPC Project, that is, the construction, installation, testing, commissioning, operation and maintenance of photovoltaic power plants and the supply of electricity to customers, whether in Italy or elsewhere. Accordingly, we are entirely dependent upon our professional advisors (such as technical and insurance experts) and on Ecoware’s representations, warranties and undertakings regarding, inter alia: the execution and implementation of the EPC Project, Ecoware’s expertise and experience, the use of high-quality materials, securing land use rights and obtaining applicable permits, obtaining the incentive agreement in order to secure the feed-in tariff for the production and delivery of power to the national electricity grid through our photovoltaic power plants, obtaining the power purchase agreement for the sale of the produced electricity to the Italian energy company, obtaining the interconnection agreement with the national electricity grid operator, the commissioning of power plants that are fit for long-term use, strict compliance with applicable legal requirements, Ecoware’s financial stability and the profitability of the venture. If the advice received from our professional advisors is inaccurate, incomplete or otherwise flawed, or if Ecoware’s representations or warranties are inaccurate or untrue, or if Ecoware defaults on its obligations, or provides us with a system that is not free from defect which causes a delay in the implementation of the EPC Project, this could result in the interruption, cessation or abandonment of the EPC Project, or may require making significant changes to the EPC Project, any of which may cause severe losses to Ellomay.  There is also no assurance that we could locate an alternative contractor in the place of Ecoware in a timely manner and on commercially reasonable terms.

We are dependent on the supplier that will supply the panels that will be installed in our photovoltaic plants. The lack of reliability of such supplier or of its products, as well as such supplier’s insolvency, may have an adverse effect on our business. Our photovoltaic plant performance depends on the quality of the panels installed. One of the critical factors in the success of our photovoltaic plants is the existence of a reliable panel supplier, who guaranties the performance and quality of the panels he supplied. Degradation in such performance above a certain minimum level is guaranteed by the panel supplier, however, if the supplier is unreliable or becomes insolvent, he may default on warranty obligations, and such default may cause an interruption in our business or reduction in the generation of energy power, and thus may have an adverse effect on us.

Success of the EPC Project, from the construction of the power plants through their commissioning and ongoing commercial operation, will depend to a large extent on the cooperation, reliability, solvency, and proper performance of Ecoware and of the other third parties involved, including subcontractors, financing entities, the land developer and land owners, suppliers of parts and equipment, the energy grid regulator, Italian governmental agencies and other potential purchasers of electricity, and the like. The EPC Project is a complex endeavor requiring timely input often of a highly specialized technical nature, from several parties, including without limitation, the main supplier and contemplated plant operator (Ecoware), other suppliers of relevant parts and materials, the land developer and land owners, subcontractors, financing entities, the Italian government and related agency both as subsidizer and as the purchaser of the electricity to be generated by the power plants and Italian energy regulators. If any of these parties fails to perform its obligations properly and on a timely basis, at any point in the EPC Project, this could result in the interruption, cessation or abandonment of the EPC Project, or may require making significant changes to the EPC Project, any of which may cause severe losses to Ellomay.

 Our ability to leverage our investment and to increase profitability depends, inter alia, on our ability to obtain attractive financing from financial entities.  Our ability to obtain financing and the terms of such financing, including interest rates, equity to debt ratio and timing of debt availability will significantly impact the profitability of the EPC Project.

We and/or Ecoware may become subject to claims of infringement or misappropriation of the intellectual property rights of others with respect to the system components used in the EPC Project, which could prohibit us from implementing and profiting from the EPC Project as contemplated, require us and/or Ecoware to obtain licenses from third parties to develop non-infringing alternatives and subject us and/or Ecoware to substantial monetary damages and injunctive relief. The solar photovoltaic industry is characterized by the existence of a large number of patents that could result in frequent litigation based on allegations of patent infringement. The owners of these patents may assert that the manufacture, use, import, or sale of any part or component of the EPC Project, or the EPC Project as a whole, infringes one or more claims of their patents. Whether or not such claims and applications are valid, we cannot be certain that the components of our system do not infringe the intellectual property rights of such third parties. Any infringement or misappropriation claim could result in significant costs, substantial damages and an interruption, suspension or cessation of the EPC Project.

A drop in the retail price of conventional energy sources may negatively impact our ability to profit and expand. The decision to install a photovoltaic power plant is primarily driven by the cost and expected return on investment resulting from solar power systems. Fluctuations in economic and market conditions that impact the prices of conventional and non-solar alternative energy sources, such as decreases in the prices of oil and other fossil fuels, could cause the demand for solar power systems to decline, which would have a negative impact on our ability to profit and to expand our business should we wish to do so, and may cause a reduction in the governmental economic incentives.

Photovoltaic power plant installations have increased over the past few years. If such trend continues, the increasing demand may drive up the prices of solar panels and other components of the system (such as invertors, steel and cables), impacting our profitability. Additionally, if there is a shortage of key components necessary for the production of the solar panels, that may constrain our revenue growth.   The demand for solar panels and other components of the system will likely increase in the future, especially if economic recovery continues, resulting in an increase in the pricing of solar panels and/or other components of the system. Should we decide to expand the business and construct additional plants over time, such increases may adversely affect our profitability. Silicon is a dominant component of the solar panels, and although manufacturing abilities have increased over-time, any shortage of silicon, or any other material component necessary for the manufacture of the solar panels, may adversely affect our business.

Our ability to produce solar power is dependant upon the magnitude and duration of sunlight as well as other meteorological factors.  As such, the power production has a seasonal cycle, and adverse meteorological conditions can have a material impact on the plant’s output and could result in production of electricity below expected output. This in turn could adversely affect our profitability.

As electric power accounts for a growing share of overall energy use, the market for solar energy is intensely competitive and rapidly evolving. Many of our competitors who strive to construct new photovoltaic power plants have established more prominent market positions and are more experienced in this field. If we fail to attract and retain ongoing relationships with photovoltaic plants developers, we will be unable to reach additional agreements for the development and operation of additional photovoltaic plants. This could adversely impact our revenues and growth prospects.

ITEM 4: Information on Ellomay

A.           History and Development of Ellomay

Our legal and commercial name is Ellomay Capital Ltd.  Our office is located at 9 Rothschild Boulevard, 2nd floor, Tel-Aviv 66881, Israel, and our telephone number is +972-3-7971111.  Our registered agent in the United States is CT Corporation System, 111 Eight Avenue, New York, New York 10011.

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

During the first half of 2006 we made leasehold improvements in our new manufacturing site in Lod, Israel.  We invested in these leasehold improvements approximately $0.80 million. During 2007, our ERP system and IT infrastructure was upgraded for an aggregate investment of approximately $0.69 million. During 2008 and 2009, we did not have any principal capital expenditures or divestitures. As of the date of filing of this Form 20-F, we do not have any principal capital expenditures and divestitures currently in progress, except for several anticipated capital expenditures in connection with the Engineering Procurement & Construction Agreement and the Operations & Maintenance Agreement for construction, installation, assembly, testing, commissioning operation and management of photovoltaic systems in Italy, as further described below.

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

On December 9, 2007, we entered into an Asset Purchase Agreement with Hewlett-Packard Company (“HP”) for the sale of our business to HP and several of its subsidiaries (the “HP Transaction”). The Asset Purchase Agreement contemplated the sale of substantially all of our assets and liabilities relating to our business, with the exclusion of cash, debt and other specific assets and liabilities as agreed upon between the parties to the Asset Purchase Agreement.  In connection with the Asset Purchase Agreement, HP and several of its subsidiaries also agreed to acquire three of our subsidiaries, NUR Europe S.A., a company organized pursuant to the laws of Belgium, NUR Japan Ltd., a company organized pursuant to the laws of Japan and NUR Do Brazil Ltda., a company organized pursuant to the laws of Brazil.

The HP Transaction was consummated on February 29, 2008 (the “Closing Date”).  The aggregate consideration in connection with the HP Transaction amounted to $122.6 million. Of the total consideration, an amount of $0.5 million withheld in connection with NUR Europe's obligations with respect to the government grants, and $14.5 million was deposited into an escrow account to secure the indemnity obligations of the Company and its remaining subsidiaries. The escrow funds, net of amounts distributed to HP in satisfaction of indemnity obligations, were to be distributed to the Company in two installments, however, HP has submitted claims demanding the release of amounts from the escrow funds to HP, as further detailed in “Item 5: Operating and Financial Review and Prospects – Overview”.

In March 2008, following the consummation of the HP Transaction, we repaid our short-term debt to our lender banks, Bank Hapoalim B.M., Bank Leumi Le-Israel B.M. and Israel Discount Bank Ltd. (the “Banks”), in the amount of $9.8 million and, in early April 2008, we fully repaid our long-term debt to the Banks in the amount of $12.1 million.

Following the closing of the HP Transaction we ceased to conduct operational activities, focusing instead on exploring investment and other business opportunities.

Further to such efforts, on March 4, 2010 we entered into the EPC Project and executed the EPC Contracts with an Italian contractor, Ecoware. Under these agreements, Ecoware is responsible for the design, supply, construction, assembly and commissioning of two photovoltaic plants to be located in the Marche region in Italy. The EPC Project requires an initial investment of approximately 4.5 million Euros, for the construction, assembly, installation, testing and commissioning of the photovoltaic plants (but excluding the annual operation and maintenance costs) and an additional approximate sum of 200,000 Euros for ancillary expenses. It is our intention to finance the majority of the EPC Project by obtaining financing from a financial institution. These agreements are further detailed below (see “Item 4.B: Business Overview”).

We may consider making additional investments is this market, in Italy or elsewhere, in the future and have already begun due diligence activities with respect to a third photovoltaic plant in Italy. We are also continuing to identify and evaluate other suitable business opportunities and strategic alternatives, including through the acquisition of all or part of an existing business, pursuing business combinations or otherwise.

For information on our financing activities please refer to “Item 5: Operating and Financial Review and Prospects.”

B.           Business Overview

As mentioned above, following the closing of the HP Transaction and the sale of our operating business to HP and several of its subsidiaries on February 29, 2008, we ceased all of the operations of our business as conducted prior to such date. We currently hold substantially all of our assets in cash and cash equivalents.

Approximately 10% of such cash and cash equivalents are currently allocated for the EPC Project, although it is our intention to obtain bank financing for the majority of the funds required for the project. Our current plan of operation is to identify and evaluate additional suitable business opportunities and strategic alternatives, including through the acquisition of all or part of an existing business, pursuing business combinations or otherwise, whether in the same field of photovoltaic and solar energy or in other industries or businesses.

Description of the EPC Project

The EPC Project consists of the engagement of Ecoware, an Italian contractor, in order to build, assemble, install, test, commission, operate and maintain two photovoltaic power plants located in the Marche region in Italy, for the benefit of Ellomay PV One S.R.L (“Ellomay PV One”), a wholly-owned Italian subsidiary of Ellomay.

Ellomay PV One will be the registered owner of the power plants and holder of the land use rights and relevant permits in respect thereof. It is also the intention of Ellomay to incorporate another wholly-owned subsidiary under the laws of Luxemburg, and to transfer its holdings in Ellomay PV One, to the Luxemburg subsidiary.

The EPC Project is to be implemented on the basis of the following agreements:

- two EPC Contracts, each of which governs the installation, testing and commissioning of a photovoltaic plant by Ecoware, such plant having an expected output of 734.40 KWp;
- two Operating and Maintenance Agreements (each, an “O&M Agreement”), each of which governs the operation and maintenance of the respective plants by Ecoware;

- a side agreement between Ellomay PV One and Ecoware, whereby the panels required for the construction of the photovoltaic plants will be purchased by Ellomay PV One directly from a third party supplier of such panels, and then transferred to Ecoware.
- a number of ancillary agreements, including:

(i) one or more “incentive agreements” with the Gestore dei Servizi Elettrici (GSE), Italy’s energy regulation agency responsible, inter alia, for incentivizing and developing renewable energy sources in Italy , purchasing energy and re-selling it on the electricity market. The incentive agreement will be entered into prior to connection of the plants to the Italian national grid. Under such agreement, it is anticipated that GSE will grant the applicable feed-in tariff governing the purchase of electricity (feed-in tariffs are further detailed in “Item 4.B: Government Regulations - Regulatory Framework of EPC Project”);

(ii) one or more power purchase agreements with GSE, specifying the power output to be purchased by GSE for resale and the consideration in respect thereof;

(iii) one or more “interconnection agreements” with the national electricity grid operator which provides the terms and conditions for the connection to the national grid;

 (iv) optionally, one or more project financing agreements with financing entities, the terms of which have not yet been negotiated.

The construction of the two power plants is expected to require disbursements of approximately 4.5 million Euros (excluding the annual operation and maintenance costs) and an additional 200,000 Euros for ancillary expenses, for an aggregate of 4.7 million Euros for both plants.

The operation and maintenance of both power plants is expected to require disbursements to Ecoware of approximately 60,000 Euros annually (linked to the Italian inflation rate on consumer prices for workers' families), with minimum production guarantee by Ecoware and bonus to be paid in case of surplus production.

The summaries below describe the material terms of the EPC Contracts and the form of O&M Agreements; however it does not purport to be complete and is qualified in its entirety by reference to the full version of the agreements attached as exhibits to this Form 20-F.

Engineering Procurement and Construction Contract

Each EPC Contract governs the construction, assembly, installation, testing and commissioning of a photovoltaic system (a “System”) by Ecoware, on behalf of Ellomay PV One. The Systems are to be located in Marche, in the municipalities of Cingoli and Senigallia, Italy. Pursuant to each EPC Contract, Ecoware is required to supply a System consisting of a power plant of 734.40kWp, to transfer the land right (diritto di superficie) on the area where the System is to be built and to provide all the services necessary to bring the System into operation. Ecoware is also required to provide warranty service, as further detailed below. Transfer of ownership of the System in favour of Ellomay PV One is to occur upon issuance of the “Provisional Acceptance Certificate” described below.

The EPC Contract includes certain representations and warranties made by Ecoware. Inter alia, Ecoware represents that it is a leading company in the construction of photovoltaic systems, that it has the expertise to perform the works  undertaken in the EPC Contracts and, that there are no technical, geological, hydraulic, legal or administrative obstacles regarding the commencement of the work, and that Ecoware is not aware of facts or circumstances that could prejudice the formation or validity of applicable permits or the transfer of registration thereof to Ellomay PV One, or of impediments that could compromise authorizations for construction of the grid infrastructure. Ecoware also represents that the designated area for the System is free from encumbrances and that there are no third-party claims regarding rights in the land.

The aggregate consideration payable to Ecoware for the supply of each System and performance of the works, under each of the two EPC Contracts is approximately 2.25 million Euros (the “Consideration”). Payment of the Consideration is conditioned upon the achievement of certain milestones, as follows:

Payment Milestone 1: An amount of approximately 0.5 million Euros is payable upon the occurrence of all of the following: (i) completion of preliminary procedures and formalities, such as procedures for building permits and other applicable permits; (ii) transfer of the land rights to Ellomay PV One; (iii) time to connection to the grid is estimated by Ecoware to be within 120 days, and (iv) delivery of a guarantee covering Ecoware’s obligations under the EPC Contract company, issued by Kerself S.P.A. (Ecoware’s parent company), under which Kerself agrees to indemnify Ellomay PV One against losses and damages incurred up to an amount equal to the Consideration (which guarantee must be effective until the issuance of a “Final Acceptance Certificate” described below).

Payment Milestone 2: An amount of approximately 0.25 million Euros is payable upon the occurrence of all of the following: (i) satisfactory outcome of the technical inspection of the System and issuance of the “Technical Acceptance Certificate” described below, (ii) all the conditions precedent to Payment Milestone 1 are still met, and (iii) the estimated time for connecting to the grid is still 120 days from Payment Milestone 1; (iv) execution of the O&M Agreement.

Payment Milestone 3: The balance of approximately 1.5 million Euros is payable upon the occurrence of all of the following: (i) satisfactory outcome of the inspection of the System’s operations, and issuance of the “Provisional Acceptance Certificate”, (ii) all conditions precedent to Payment Milestones 1 and 2 are still met, and (iii) delivery by Ecoware of a warranty bond equal to 15% of the Consideration issued by an insurance company with S&P A-rating (such bond to be released upon issuance of the Final Acceptance Certificate, provided that Ecoware procures the insurance bond required under the O&M Agreement).

The EPC Contract provides for adjustments to the Consideration if changes are made to the scope of work subsequent to execution of the agreement. To the extent that such changes are required by law, Ecoware must bear additional costs of up to 4% of the Consideration. Other costs are subject to the agreement of the parties on the basis of market rates.

Acceptance testing for the System consists principally of: (i) a technical inspection prior to operation, successful completion of which results in the issuance of the “Technical Acceptance Certificate”; (ii) a test that verifies the actual performance of the System, successful completion of which results in the issuance of the “Provisional Acceptance Certificate”; and (iii) two “reassessment” tests, conducted 12 and 24 months respectively after the Provisional Acceptance Certificate in order to further test the System’s performance once the System has been put into operation. The “Final Acceptance Certificate” is to be issued by Ellomay PV One when the following conditions have been met: (i) the above reassessment tests have been successfully completed, (ii) Ecoware has paid any related performance liquidated damages, (iii) the incentive agreement with GSE and the incentive are in force, and the related certificate attesting this has been issued; (iv) all the obligations related to the regulation of access to the grids have been fulfilled; and (v) the O&M Agreement guarantee is in place.

Ellomay PV One contemplates obtaining from a financial institution (“Financing Entity”) one or more credit lines, on a leasing or project finance basis. If necessary, Ecoware is required to enter into a direct agreement with the Financing Entity together with Ellomay PV One.

Ecoware’s main obligations under the EPC Contract include: engineering, supply of apparatus, assembly and installation of the System, civil works, assisting with securing the land use rights, maintaining effective custody of the area, delivery of relevant documentation, supply of deliverables that meet world-class standards and in accordance with applicable laws, securing all applicable permits (operational and building permits) required for the implementation and functioning of the System and transferring them to Ellomay PV One, connecting the System to the national grid in accordance with the project implementation schedule, and clearance of the area after completion of the works. Ecoware undertakes to provide an Insurance Bond equal to up to 15% of the Consideration for the 2-year warranty period and agrees to “cross default” clauses if the financing covers more than one EPC contract. The estimated time frame for completion of the EPC Project is 120 days from Payment Milestone 1.

Pursuant to the EPC Contract, Ecoware warrants the performance of the System, and certain defects in the plans of the System, for a period of 24 months following issuance of the Provisional Acceptance Certificate. Efficiency of the photovoltaic modules shall be guaranteed by the manufacturer for 20 years following the issuance of the Provisional Acceptance Certificate, provided that the cumulative deterioration of the photovoltaic modules does not exceed, for the first 10 years, 10% and for the first 20 years, overall, 20%.

Each party may terminate the EPC Contract if the other party is in breach of certain obligations, as further set forth in the contract. If termination is attributable to Ecoware, Ecoware must pay to Ellomay PV One a termination penalty equal to 10% of the value of the remaining works. If termination is due to Ellomay PV One’s failure to perform its payment obligations, Ecoware or a third party indicated by Ecoware can take possession and ownership of the System by reimbursing the amounts paid thus far by Ellomay PV One, less a penalty equal to approximately 300,000 euros (400 euros per kWp) for each plant. In addition, Ellomay PV One can terminate the contract at any time, provided it pays to Ecoware the consideration for work performed as at such time, plus a 10% indemnity. However, no such indemnity is required if Ellomay PV One terminates the contract due to a change in applicable laws or a “Force Majeure” (as defined in the EPC Contract) that renders realization of the System impossible and leads to revocation of the necessary authorizations. Termination causes and consequences are further detailed in the EPC Contract.

The EPC Contract provides for liquidated damages (calculated on a per day basis) payable by Ecoware (i) in the event of a delay in the 120-day grid connection period, or (ii) if the performance ratio of the System is lower than a specified benchmark. In addition, if the contemplated government incentive is not granted to Ellomay PV One, the Consideration will be reduced, as detailed in the EPC Contract.

Technical disputes between the parties are to be resolved by an expert, while other disputes are subject to arbitration in Milan, in accordance with the National Arbitration Chamber of Milan’s Rules of International Arbitration.

In addition to the EPC Contract, Ellomay PV One and Ecoware entered into a side agreement, whereby the panels required for the construction of the photovoltaic plants will be purchased by Ellomay PV One directly from a Chinese supplier of such panels, on the basis of the representations and assurances by Ecoware that the panels meet the specifications of the EPC Project. The panels will then be transferred to Ecoware. The above-mentioned consideration for the EPC Contract includes the price of the panels. Under this side agreement, Ecoware bears the responsibility of taking delivery of the panels, insuring, storing and installing them for the benefit of Ellomay PV One.

Operation and Maintenance Agreement

As mentioned above, each EPC Contract contemplates the execution of an O&M Agreement, in respect of each System to be supplied. The O&M Agreement to be executed will be substantially in the form attached as an appendix to the EPC Contract.

The O&M Agreement sets out the terms under which Ecoware is to operate and maintain a System once it becomes operational, i.e. starting from the Provisional Acceptance Certificate described in the EPC Contract and for a period of 20 years thereafter. The O&M Agreement is automatically extended for successive two (2) year periods, unless one party notifies the other party of its intention not to renew the agreement at least 6 months before the anticipated date of expiry of the term.

A technical adviser, appointed by Ellomay PV One and/or the Financing Entity, is responsible for monitoring the performance of the Services (the “Technical Adviser”).

The annual consideration for the operating and maintenance services shall be approximately 30,000 Euros per plant (linked in accordance with the Italian inflation rate on consumer prices for workers' families), and paid in advance on a quarterly basis. The fee is fixed and Ecoware is not entitled to request an increase in the price due to the occurrence of unforeseen circumstances, however, the O&M Agreement provides for a bonus if the annual performance benchmarks of the System guaranteed by Ecoware are exceeded, and on the other hand Ecoware owes a penalty to Ellomay PV One if the System’s performance is below these benchmarks (without prejudice to Ellomay PV One’s entitlement to compensation for further damages that it may have incurred). The penalties and bonuses start to apply only upon the issuance of the Final Acceptance Certificate, i.e. two (2) years after the System is operational.

Additional charges apply for certain services that are outside the ordinary course of operations and maintenance and are approved by the Financing Entity and the Technical Adviser. Modifications to the scope of services (which can occur either at Ellomay PV One’s request with the prior approval of the Financing Entity and the Technical Adviser, or if Ecoware deems that changes are necessary or appropriate to improve the quality, efficiency or safety of the System, its facilities or its supplies) are also subject to price changes. Moreover, changes to the scope of services due to a change in applicable laws can also involve a price increase, subject to the approval of the Financing Entity and the Technical Adviser, and provided that the prices take into account Ecoware’s official rates and do not exceed the cost of the additional work or supplies.

Ecoware’s obligations under the O&M Agreement include, inter alia, the duty to diligently perform the operation and maintenance services in compliance with the applicable law and permits in a workmanlike manner and using the most advanced technologies, to contract for adequate insurance with Ellomay PV One and the Financing Entity as additional insured parties (parties to negotiate who’s to bear insurance costs), to guarantee the availability of spare parts and replenish the inventory as needed, and to assist Ellomay PV One and the Financing Entity in dealing with the authorities (including GSE and ENEL) by providing the necessary information required by such authorities. Ecoware represents and warrants, inter alia, that it holds the necessary permits and authorizations, and that it has the necessary skills and experience to perform the services contemplated by the agreement.

Ecoware is required to provide an insurance bond, satisfactory to both Ecoware and the Financing Entity, for an amount equal to 15% of the annual applicable price (the “O&M Guarantee”), to be renewed annually.

Pursuant to the O&M Agreement, Ecoware grants an irrevocable, royalty-free license to the creations, plans, specifications, drawings, procedures, methods, products and/or inventions prepared or developed by Ecoware pursuant to the O&M Agreement, for use in the System. This license is not transferable, except in conjunction with all of the rights and obligations of Ellomay PV One under this agreement or in relation with the System.

As with the EPC Contract, the O&M Agreement contemplates the financing of the planning, realization, operation and maintenance of the System by a Financing Entity, and states that adaptations may need to be made to the O&M Agreement in consideration of the terms agreed to with such Financing Entity and that Ecoware undertakes to enter into such agreement with the Financing Entity, if necessary, within 15 days of the Financing Entity’s or Ellomay PV One’s request to that effect.

The O&M Agreement is terminated automatically, subject to the Financing Entity’s consent, if the EPC Contract is terminated for any reason. Each party may terminate the O&M Agreement if the other is in breach of any of its obligations, which breach remains uncured for 30 days following written notice thereof. Ellomay PV One may terminate only after obtaining approval from the Financing Entity. Termination of the agreement by Ellomay PV One due to certain breaches by Ecoware (such as Ecoware’s failure to enter into an agreement with the Financing Entity, to deliver or replace the O&M Guarantee, to issue the Final Acceptance Certificate or to comply with the spare parts guarantee, or in the event that the maximum amount of liquidated damages is exceeded, a subcontractor has been engaged without the Financing Entity’s consent, Ecoware’s operating permits have been revoked, or Ecoware’s insurance expires), entitle Ellomay PV One to liquidated damages equal to 50% of the applicable price for the relevant year, without prejudice to other damages that Ellomay PV One may incur. In the event of termination by Ecoware due to a breach of Ellomay PV One, Ellomay PV One must pay Ecoware an amount corresponding to 100% of the applicable price for the relevant year.

The agreement is automatically terminated if Ecoware is liquidated or becomes bankrupt or insolvent, and on other similar grounds.

In addition to termination due to breach, either party can withdraw from the O&M Agreement at the 10-year anniversary thereof, by sending a 6-month prior written notice to the other party. Either party may also terminate the agreement at any time, by giving a 12-month prior written notice to the other party. However, in the case of withdrawal by Ellomay PV One, Ellomay PV One must pay Ecoware an amount equal to the price for the relevant year, except in certain cases detailed in the O&M Agreement. Additional termination provisions exist with respect to termination due to ongoing circumstances of “force majeure” as defined in the Agreement.

Ecoware may not assign the O&M Agreement without the prior written consent of Ellomay PV One. Ellomay PV One is authorized to assign the agreement to the Financing Entity or any person appointed by the Financing Entity. If such assignment is by means of a line of business assignment, Ecoware may not withdraw from the agreement. In addition, the O&M Agreement stipulates that all receivables arising from this agreement are assigned or pledged to the Financing Entity as a security for the loan agreement with such entity.

The O&M Agreement, like the EPC Contract, is governed and construed in accordance with Italian law. Disputes are generally subject to arbitration in Milan, although certain disputes may be resolved, at the request of one party, by a technical expert.

In addition to the O&M fee, Ellomay PV One will also be making annual payments to the owners of the land, pursuant to the land use rights agreements.

Photovoltaic Industry Background

Electric power accounts for a growing share of overall energy use. While a majority of the world’s current electricity supply is generated from fossil fuels such as coal, oil and natural gas, these traditional energy sources face a number of challenges including rising prices, security concerns over dependence on imports from a limited number of countries, and growing environmental concerns over the climate change risks associated with power generation using fossil fuels. As a result of these and other challenges facing traditional energy sources, governments, businesses and consumers are increasingly supporting the development of alternative energy sources, including solar energy.

Solar energy is one of the most direct and unlimited energy sources. It is the underlying energy source for renewable fuel sources, including biomass fuels and hydroelectric energy. By extracting energy directly from the sun and converting it into an immediately usable form, either as heat or electricity, intermediate steps are eliminated.

The most common ways that solar energy can be converted into usable forms of energy are either through the photovoltaic effect (generating electricity from photons) or by generating heat (solar thermal energy).

Global trends in the industry

According to EPIA (European Photovoltaic Industry Association) the solar power market has grown significantly in the past decade. Despite the rapid growth, solar energy constitutes only a small fraction of the world’s energy output and therefore may have significant growth potential. In 2013, According to EPIA, the global photovoltaic annual installations could reach between 12-22 GW as a function of amount of incentives that are in place, such as Feed-in Tariffs (FiT), further explained in “Item 4.B: Government Regulations - Regulatory Framework of EPC Project”.

Anatomy of a Solar Power System

Solar power systems convert the energy in sunlight directly into electrical energy within solar cells based on the photovoltaic effect. Multiple solar cells, which produce DC power, are electrically interconnected into solar panels. A typical solar panel may have several dozens of individual solar cells. Multiple solar panels are electrically wired together and are electrically wired to an inverter, which converts the power from DC to AC and interconnects with the utility grid.

Solar Electric Cells. Solar electric cells convert light energy into electricity at the atomic level. The conversion efficiency of a solar electric cell is defined as the ratio of the sunlight energy that hits the cell divided by the electrical energy that is produced by the cell. The earliest solar electric devices converted about 1%-2% of sunlight energy into electric energy. Current solar electric devices convert 5%-25% of light energy into electric energy (the overall efficiency for solar panels is lower than solar cells because of the panel frame and gaps between solar cells), and current mass produced panel systems are substantially less expensive than earlier systems. Effort in the industry is currently being directed towards the development of new solar cell technology to reduce per watt costs and increase area efficiencies.

Solar Panels. Solar electric panels are composed of multiple solar cells, along with the necessary internal wiring, aluminum and glass framework, and external electrical connections.

Inverters. Inverters convert the DC power from solar panels to the AC power used in buildings. Grid-tie inverters synchronize to utility voltage and frequency and only operate when utility power is stable (in the case of a power failure these grid-tie inverters shut down to safeguard utility personnel from possible harm during repairs). Inverters also operate to maximize the power extracted from the solar panels, regulating the voltage and current output of the solar array based on sun intensity.

Monitoring. There are two basic approaches to access information on the performance of a solar power system. The most accurate and reliable approach is to collect the solar power performance data locally from the inverter with a hard-wired connection and then transmit that data via the internet to a centralized database. Data on the performance of a system can then be accessed from any device with a web browser, including personal computers and cell phones. As an alternative to web-based remote monitoring, most commercial inverters have a digital display on the inverter itself that shows performance data and can also display this data on a nearby personal computer with a hard-wired or wireless connection.

Solar Power Benefits

The direct conversion of light into energy offers the following benefits compared to conventional energy sources:

●
Economic - An increase in solar power generation will reduce dependence on fossil fuels. Worldwide demand for electricity is expected to nearly double by 2025, according to the U.S. Department of Energy. Additionally, according to International Energy Agency, over 60% of the world’s electricity is generated from fossil fuels such as coal, natural gas and oil. The combination of declining finite fossil fuel energy resources and increasing energy demand is depleting natural resources as well as driving up electricity costs, underscoring the need for reliable renewable energy production. Solar power systems are renewable energy sources that rely on the sun as an energy source and do not require a fossil fuel supply. As such, they are well positioned to offer a sustainable long-term alternative means of power generation. Once a solar power system is installed, the cost of generating electricity is fixed over the lifespan of the system. There are no risks that fuel prices will escalate or fuel shortages will develop, although cash paybacks for systems range depending on the level of incentives, electric rates, annualized sun intensity and installation costs.

●
Convenience - Solar power systems can be installed on a wide range of sites, including small residential roofs, the ground, covered parking structures and large industrial buildings. Most solar power systems also have few, if any, moving parts and are generally guaranteed to operate for 25 years resulting, we believe, in low maintenance and operating costs and reliability compared to other forms of power generation

●
Environmental - Solar power is one of the cleanest electric generation sources, capable of generating electricity without air or water emissions, noise, vibration, habitat impact or waste generation. In particular, solar power does not generate greenhouse gases that contribute to global climate change or other air pollutants, as power generation based on fossil fuel combustion does, and does not generate radioactive or other wastes as nuclear power and coal combustion do. It is anticipated that greenhouse gas regulation will increase the costs and constrain the development of fossil fuel based electric generation and increase the attractiveness of solar power as a renewable electricity source.

●
Security - Producing solar power improves energy security both on an international level (by reducing fossil energy purchases from hostile countries) and a local level (by reducing power strains on local electrical transmission and distribution systems).

These benefits have impacted our decision to enter into the solar photovoltaic market. We believe escalating fuel costs, environmental concerns and energy security make it likely that the demand for solar power production will continue to grow. Many countries, including Italy, have put incentive programs in place that directly spur the installation of grid-tied solar power systems. For further information please see "Item 4.B: Government Regulations - Regulatory Framework of EPC Project".

However, there are several risk factors associated with the photovoltaic market. See “Item 3.D: Risk Factors - Risks Relating to the EPC Project and our entry into the Italian photovoltaic solar plants market”.

Competition

As further detailed in “Item 4.B: Governmental Regulations - Regulatory Framework of EPC Project”, currently, the Italian governmental agencies are willing to purchase the power production of photovoltaic plants in Italy, up to a maximum of 1200 MWp (to date, such cap has not been achieved, however according to a published estimate of GSE, the cap will be achieved in July 2010), and once a power plant is connected to the national grid, the feed-in-tariff is granted for a period of 20 years. Thus, our competitors are mostly other entities that seek land and contractors to construct new power plants on their behalf, should we also wish to construct additional plants. The market for solar energy is intensely competitive and rapidly evolving, and many of our competitors who strive to construct new solar power plants have established more prominent market positions and are more experienced in this field. Our competitors in this market include Infinity Solar, Origis Energy and Foresight Group. If we fail to attract and retain ongoing relationships with solar plants developers, we will be unable to reach additional agreements for the development and operation of additional solar plants, should we wish to do so.

Business Activities Prior to the HP Transaction

The following is a description of the business conducted by us prior to the closing of the HP Transaction. Please note that the information below reflects our business in the wide and super-wide format digital printing market, only up to the date of closing of the HP Transaction:

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

We conducted the research and development activities related to printing equipment and ink at our facility in Lod, Israel, which we ceased leasing following the HP Transaction.  We had worldwide marketing, sales and service subsidiaries or divisions in Europe, North America, South America, Asia Pacific and the Middle East and Africa regions.

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

We sold our printers and related products primarily to commercial digital printers, design and service firms, screen printers, commercial photo labs, outdoor media companies and trade shops.  As of the consummation of the HP Transaction, our printers were installed in more than 800 sites throughout Europe, North and South America, Africa and Asia.

Industry Background

The market for printed applications requiring wide format and super-wide format printing expanded during the last few years during which we were active in such market.  Wide format and super-wide format printing applications include billboards, flags, posters and banners, special event and trade show displays, point of purchase displays, fleet graphics, decorations and backdrops.  For example, the retail, automotive, restaurant, travel and gasoline industries used outdoor advertising to promote their products in numerous locations including roadside billboards and posters displayed on streets and buildings, as well as the outside of buses, vans, trucks and trains, so-called vehicular graphics.  Wide format and super-wide format prints could also be found in theaters as stage decorations, in museums and exhibitions as backdrops or displays and on construction sites as building site coverings.  Prior to the introduction of digital printing systems, wide format and super-wide format short-run prints were produced either by hand painting, which is relatively slow and expensive, and produces lesser quality images, or by screen or offset printing, both of which are relatively expensive and time consuming processes.

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

Printers

UV-Ink Based Roll-Fed Printers

NUR Expedio™ Series

The NUR Expedio Series included NUR Expedio 5000, a 5-meter/16-feet super-wide inkjet production printer, NUR Expedio™ Revolution, a billboard printer using a special billboard ink, NUR Expedio™ 3200, a 3.2 meter, UV roll-to-roll printer, NUR Expedio™ Inspiration, a 3.2 meter, wide-format inkjet production printer with the ability to print on both flexible and rigid materials when combined with the NUR Expedio™ 3200 / Expedio Inspiration Flatbed Module, a flatbed add-on module for the NUR Expedio 3200 and the NUR Expedio Inspiration wide-format UV-inkjet production printers.

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

Our Printers - General

Our printers required little operator supervision, enabling one operator to run several machines at once. While the operators had to be specifically trained in the operation of our printers, unlike conventional methods such as offset printing, no special color mixing skills are required.

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

Research and Development

Our research and development center, which up until the sale of our business to HP engaged over 50 employees, was focused on developing new products, enhancing the quality and performance relative to price of our existing products, reducing manufacturing costs, upgrading and expanding our product line through the development of additional features and improving functionality in response to market demand.

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

In the past, we received grants from the Government of Israel, through the Office of the Chief Scientist (the “OCS”), for the development of our systems and products.  The terms of the grants prohibit the manufacture of products developed with government grants outside of Israel without the prior consent of the OCS.  These restrictions do not bar exports from Israel of products developed with such technologies.  In addition, the know-how and the technology developed pursuant to these grants may not be transferred to third parties or out of Israel without the approval of the OCS.  The approval of the OCS, if granted, generally subjects us to additional financial obligations.  These restrictions do not terminate following repayment of the grants.  Other than with respect to the MAGNET and Magneton projects described below, we have not received research and development grants from the OCS since 2001. The OCS awards grants of up to 50% (and in certain circumstances up to 66%) of a project’s approved expenditures in return for royalties.  Under the terms of previously granted funding, royalties were payable generally at a rate of 2% to 3% on sales of products developed from the funded project up to 100% to 150% of the dollar value of the original grant.  During 2001, we made royalty payments of $0.2 million in respect of such grants to the OCS.   In February 2005, we filed a claim with the District Court in Jerusalem against the OCS for a declaratory judgment denying an alleged liability for unpaid royalties to the OCS of approximately $0.8 million and for the recovery of approximately $0.27 million that was previously paid to the OCS.  In February 2006, the court approved a settlement between us and the OCS (the “OCS Settlement Agreement”).  Under the terms of the OCS Settlement Agreement, we were required to make aggregate payments of approximately $0.6 to the OCS over a three-year period.  We also agreed to make payments equal to 5% of our operating income in order to accelerate the repayment of the agreed upon royalties.  The amounts required to be paid by us pursuant to the OCS Settlement Agreement were fully repaid by us during 2008.

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

HP has approached the OCS and requested to transfer the technology and manufacturing of products developed with the assistance of the OCS outside of Israel.  Pursuant to the terms of the Asset Purchase Agreement, we may be required to reimburse HP, out of the amounts deposited in the escrow account, for payments made to the OCS in connection with such transfer of manufacturing.  HP demanded the release of amounts from the escrow funds in connection with payments it made to the OCS in this respect. For further information see “Item 5: Operating and Financial Review and Prospects – Overview”.

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

Our main competitors in the roll-fed arena were EFI/VUTEk, Hewlett-Packard/Scitex Vision and Gandi Innovations.  These companies introduced products that directly compete with the NUR Fresco and NUR Expedio printers. In the market for flatbed printers utilizing UV-curable ink, the main competitors were Durst Phototechnik, Inca Digital Printers, Hewlett-Packard/Scitex Vision, Leggett & Platt (Spuhl), Gandi Innovations and EFI/VUTEk.  These companies introduced products that compete with the NUR Tempo.  There was also a growing number of manufacturers in the Asia Pacific region (especially China and Korea) that began developing, manufacturing and selling inexpensive printers.  In the years prior to the sale of our business to HP, these manufacturers have started to penetrate the international market.

Trade Secrets, Patents and Proprietary Rights

Prior to the sale of our business to HP, we relied on a combination of trade secrets, licenses and patents, together with non-disclosure and confidentiality agreements, to establish and protect our proprietary rights in our products and intellectual property.  We cannot provide any assurance that our existing or previously owned patents will not be challenged, invalidated, or circumvented.  There can be no assurance that third parties will not assert infringement claims against us or HP in the future, in connection with intellectual property we sold to HP.  The cost of responding to such assertions, regardless of their validity, could be significant. In addition, such claims may be found to be valid and could result in awards against us or HP, which could have a material effect on our results or on the amounts to be released to us from the escrow account in connection with the HP Transaction.

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

Insurance

Following the consummation of the sale of our business to HP, we terminated all business related insurance policies and obtained new reduced coverage and certain run-off insurance policies. We believe that the insurance coverage is adequate and appropriate in light of our current business and the circumstances resulting from the HP Transaction. The company has not yet determined the scope of its insurance coverage with relation to the EPC Project once the photovoltaic plants will be fully operational.

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

As a result of the sale of our business to HP, we could fall within the definition of an “investment company” under the Investment Company Act, if we invest more than 40% of our assets in “investment securities”, as defined in the Investment Company Act.  Investments in majority owned securities are not “investment securities” for purposes of this definition. Unless we limit the nature of our investments to cash and cash equivalents (which are generally not “investment securities”) and succeed in making strategic “controlling” investments, we may be deemed to be an “investment company.”  We do not believe that our engagement in the EPC Project would result in our being deemed to be an “investment company”, as we shall control the Project via a wholly-owned subsidiary. If we were deemed to be an “investment company,” we would not be permitted to register under the Investment Company Act without an order from the SEC permitting us to register because we are incorporated outside of the United States and, prior to being permitted to register, we would not be permitted to publicly offer or promote our securities in the United States. Even if we were permitted to register, it would subject us to additional commitments and regulatory compliance.  Investments in cash and cash equivalents might not be as favorable to us as other investments we might make if we were not potentially subject to regulation under the Investment Company Act.  We seek to conduct our operations, including by way of investing our cash and cash equivalents, to the extent possible, so as not to become subject to regulation under the Investment Company Act. In addition, because we are actively engaged in exploring and considering strategic investments and business opportunities, and in fact have entered the Italian photovoltaic power plants market through a controlling investment, we do not believe that we are currently engaged in “investment company” activities or business.

Shell Company Status

Following the consummation of the HP Transaction, we ceased conducting any operating activity and substantially all of our assets consisted of cash and cash equivalents.  Accordingly, we may have been deemed to be a “shell company,” defined by Rule 12b-2 promulgated under the Securities Exchange Act of 1934 as (1) a company that has no or nominal operations; and (2) either: (i) no or nominal assets; (ii) assets consisting solely of cash and cash equivalents; or (iii) assets consisting of any amount of cash and cash equivalents and nominal other assets.

Our characterization as a “shell company” subjected us to various restrictions and requirements under the U.S. Securities Laws.  In the event we consummated a transaction that causes us to cease being a “shell company,” we were required to file a report on Form 20-F within four business days of the closing of such transaction.  The Form 20-F is required to include full disclosure with respect to the acquired business and our post-transaction status.

We believe that the EPC Project causes us to cease being a “shell company” and thus are filing this 20-F report.

During the period in which we are deemed to be a “shell company” and for a period of sixty days following the filing of this Form 20-F reflecting the change in our status as described above, we may not use any Form S-8 we have on file in order to enable the issuance of our shares and the resale of such shares by our employees.  In addition, the provisions of Rule 144 promulgated under the Securities Exchange Act of 1934 may not be used for resale of shares issued by us at the time we were deemed to be a “shell company” for as long as we are deemed to be a shell company and for a period of one-year thereafter.  These restrictions may limit our ability to compensate our employees and attract new key personnel and may also restrict our ability to raise capital via the private placement of our shares.

Regulatory Framework of EPC Project

The regulatory framework surrounding the EPC Project consists of legislation at the Italian national and local level. Relevant European legislation has been incorporated into Italian legislation, as described below.

National Legislation

(i)           Construction Authorizations

Construction of the photovoltaic power plants is subject to receipt of appropriate construction authorizations, pursuant to Legislative Decree no.380 of 2001 (“Decree 380”), and Legislative Decree 29 December 2003 no. 387 (“Decree 387”), the latter of which implements European Directive no. 77 of 2001 on the promotion of electricity produced from renewable energy sources in the internal electricity market.

Decree 387 aims to promote renewable energies, inter alia by simplifying the procedures required to start constructions. In particular, it regulates the so-called Autorizzazione Unica (AU) in relation to renewable energy plants. The AU is an authorization issued by the Region in which the construction is to take place, or by other local competent authorities, and which joins together all permits, authorizations and opinions that would otherwise be necessary to begin construction (such as, building licenses, landscape authorizations, permits for the interconnection facilities, etc.). The only authorization not included in the AU is the environmental impact assessment (valutazione di impatto ambientale, VIA, see below), which needs to be obtained before the AU procedure is started. The AU is issued following a procedure called Conferenza di Servizi in which all relevant entities and authorities participate. Such procedure is expected to be completed within 180 days of the filing of the relevant application, but such term is not mandatory and cannot entirely be relied upon.

Decree 380, which is the general law on building administrative procedures, provides another track for obtaining the construction permit. Pursuant to this decree, the construction authorization can be obtained through a permesso di costruire (“Building Permit”), which is an express authorization granted by the competent municipality. Upon positive outcome of the municipality’s review, the Building Permit is granted. Works must start, under penalty of forfeiture of the Building Permit, within one year following the date of issuance, and must be completed within the following three years.

Decree 380 also provides the so-called Dichiarazione di inizio attività (DIA) procedure. DIA is a self-certification process whereby the applicant declares that the project in question complies with all relevant requirements and conditions. The competent authority can deny the authorization within 30 days of receipt of DIA; should such a denial not be issued within such term - which is mandatory - the authorization shall be deemed granted and the applicant is allowed to start the works. The DIA procedure can be used in relation to plants whose power is lower than 20 kW, but each Region is entitled to increase such threshold. However, a Ministerial Decree dated 19 February 2007 (the “Nuovo Conto Energia”) has established that when specific permits are required (such as for environmental, urban, historical-cultural reasons) the DIA route cannot be pursued. Since the expected power output of our photovoltaic power plants exceeds 20kw, and since other permits are required, the DIA is not available for the EPC Project.

The EPC Project relies on two Building Permits, that have already been issued.

 (ii)           Connection to the National Grid

The procedures for the connection to the national grid are provided by the Authority for Electric Energy and Gas (AEEG). Currently, the procedure to be followed for the connection is regulated by the AEEG Resolution no. 99 of 2008 (Testo Integrato delle Connessioni Attive, so-called “TICA”) which replaces previous legislation. According to TICA, an application for connection must be filed with the competent local grid operator, after which the latter notifies the applicant the estimated time for connection (the “STMC”). The STMC shall be accepted within 45 days of issuance. However, in order for the authorization to the connection to become definitive, all relevant authorization procedures (such as easements, ministerial nulla osta, etc.) must be successfully completed.

There are three alternative modalities to sell electricity:

●	by way of sale on the electricity market (Italian Power Exchange IPEX), the so called “Borsa Elettrica”;
●	through bilateral contracts with wholesale dealers;
●
via the so-called “Dedicated Withdrawal System” introduced by AEEG Resolution no. 280/07 and subsequent amendments. This is the most common way of selling, as it affords direct and quick negotiations with the national energy handler (GSE), which will in turn deal with energy buyers on the market. Ellomay envisages to sell electricity though this method.

Regional Regulation Applicable to the Marche Region

Marche Regional Law no. 7 of 2004 requires certain types of projects to be subjected to an Environmental Impact Assessment (the “VIA Procedure”) and states that the VIA Procedure is expressly excluded for photovoltaic plants whose surface is less than 5000 m2 (unless such plants are not listed as national protected areas pursuant to law no. 394 of December 6th 1991). Specific provisions prevent constructors from avoiding such limits by building various plants with a surface of less than 5.000 m2.

In addition, Regional Law no. 7 of 2004 has been amended by Law no. 99 of 2009, which specifies that the VIA Procedure is expressly excluded for plants with a nominal power lower than 1 MW. In the case of the EPC Project, the target nominal power for each power plant is less than 1MW, such that the EPC Project is expected to be exempt from the VIA Procedure.

The incentive tariff system for photovoltaic plants

The Italian government also promotes renewable energies by providing certain incentives. The Nuovo Conto Energia has granted fixed feed-in tariffs for a period of 20 years from the date the plant is connected to the grid. Such fixed feed-in tariffs are to be added to the producer’s revenues for the energy fed into the grid.

According to the Nuovo Conto Energia, the overall cap not to be exceeded (in the aggregate, from all solar power plants connected to the national grid) in order to benefit from the incentives under the Nuovo Conto Energia, is 1200 MWp.  However, the incentive will still be granted to plants that get connected to the grid (namely “entrata in esercizio”) within 14 months following the achievement of the 1200 MWp cap. To date, such cap (1200 MWp) has not been achieved, however according to a published estimate of GSE, it will be achieved in July 2010.

Current tariffs apply to plants that started operation on or before December 31, 2008. For plants that commence operation between January 1, 2009 and December 31, 2010, the feed-in tariff is reduced by 2% for each calendar year following 2008. The tariff for 2010 is equal to € 0,345/kWh. If our power plants become operational only after December 31, 2010, a different feed-in tariff will apply. We do not currently know what the amount of such tariff will be. However, the EPC Contract provides that if Ecoware will be unsuccessful in operating the plants before December 31, 2010 and the tariff will decrease in 2011, the consideration to be paid under the EPC Contract shall be reduced to compensate Ellomay for such loss, according to a predetermined formula.

The feed-in tariff is payable by GSE upon the grant of an incentive agreement between the producer and GSE. Notwithstanding the foregoing, the first payment of the feed-in-tariff to the producer is made retroactively, 6 months following connection to the national grid.

Other Renewable Energy Incentives

Legislative Decree no. 79 of 1999 implements the so-called “priority of dispatch” principle to the marketing of renewable energies, which means that the demand for electricity must be first satisfied by renewable energies.

In other words, in light of the increasing demand of energy, the sale of the total output of power plants fuelled by renewable sources is required by law, and the government must buy power from solar power plants that wish to sell to it, before it can buy the remainder of its power needs from fossil fuel energy resources.

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

For the purposes of the EPC Project, we will operate our photovoltaic activities in Italy through our Italian subsidiary, Ellomay PV One, that shall be wholly-owned by a subsidiary of Ellomay to be incorporated in Luxemburg.

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

Our office space of approximately 280 square feet is located in Tel Aviv, Israel. This lease expires in April 2013 and we have an option to extend it until April 2016.  We sub-lease a small part of our office space to a company controlled by Mr. Shlomo Nehama, at the same price per square meter as in our lease. This sub-lease agreement was approved by our Board of Directors.

The Systems to be constructed under each EPC Contracts are to be located in Marche, in the municipalities of Cingoli and Senigallia, Italy. See “Item 4.B: Business Overview” above.

ITEM 4A: Unresolved Staff Comments

Not applicable.

ITEM 5: Operating and Financial Review and Prospects

Our discussion and analysis of our financial condition and results of operation are based upon our consolidated financial statements and accompanying notes, which have been prepared in accordance with United States generally accepted accounting principles. Our operating and financial review and prospects should be read in conjunction with our financial statements, accompanying notes thereto and other financial information appearing elsewhere in this report.

Overview

The sale of our wide-format printing business to Hewlett-Packard Company, and several of its subsidiaries, was consummated on February 29, 2008, the Closing Date of the HP transaction. The aggregate consideration in connection with the HP Transaction amounted to $122.6 million, of which $0.5 million was withheld in connection with NUR Europe's obligations with respect to government grants, and $14.5 million was deposited into an escrow account to secure the indemnification obligations of the Company and its remaining subsidiaries pursuant to the HP Transaction. The escrow funds, net of amounts distributed to HP in satisfaction of indemnification obligations, were to be released to the Company in two installments:  $9.5 million was to be released eighteen months following the Closing Date and $5 million was to be released twenty-four months following the Closing Date.

In August 2009, the Company received two officer’s certificates from HP requesting the release of funds in the aggregate amounts of approximately $8.1 million and Euro 2.4 million from the escrow funds. The claims included in the officer’s certificates mainly refer to payments HP made to the Israeli Office of the Chief Scientist (the “OCS”), in connection with the transfer of technology claimed to have been developed with OCS funding, claims made by suppliers and alleged non-compliance with different environmental and safety regulations.  The Company replied and objected to the claims made in the two Officer's Certificates on October 21, 2009 declining the vast majority of HP's claims (the Company has agreed to release an amount of approximately $0.3 million out of the escrow funds).

An additional officer’s certificate was sent by HP in January 2010 in which HP claims additional losses in the aggregate amount of approximately $2.9 million in connection with further issues relating to non-compliance with safety regulations. With respect to the last Officer's Certificate, the Company rejects the claims made in the Officer's Certificate. The Company holds the position that since the due date for submitting an Officer's Certificate has passed, HP cannot attempt to raise new claims against the escrow funds.

At this stage it is premature to estimate the outcome and scope of indemnification to be paid to HP, if any, and therefore the escrow funds were not recorded as a receivable and were excluded from the calculation of the capital gain.

    Following the closing of the HP Transaction, we ceased conducting any operating activity and substantially all of our assets consist of cash and cash equivalents.

           On March 4, 2010, we signed the EPC Contracts with an Italian contractor for the construction and operation of two photovoltaic plants to be located in Italy. See “Item 4.A: Information on Ellomay – History and Development of  Ellomay” for more information.

In addition, our current plan of operation is to continue to identify and evaluate additional suitable business opportunities and strategic alternatives, including through the acquisition of all or part of an existing business, pursuing business combinations or otherwise, and we may also consider making additional investments is the photovoltaic market.

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

Our total revenues amounted to $85.6 million in the year ended December 31, 2007 and amounted to $11.4 million during January and February 2008, prior to the consummation of the HP Transaction.

The decrease in revenues in 2008 was primarily due to the cessation of our wide-format printing business at the end of February 2008, upon the sale of our business to HP.

Up until the consummation of the HP Transaction on February 29, 2008:

●	Our revenues were derived from the sale of our printers and from the sale of ink products, spare parts and related services.

●
Cost of sales of printers and related materials included materials, labor, overhead, and other direct or allocated costs involved in the manufacture, warehousing, delivery, support, and maintenance of products.

●
Research and development expenses comprised primarily of labor costs, materials consumed and payments to subcontractors, consultants and others. Research and development expenses were carried to the statement of operations as incurred.

●	Sales and marketing expenses comprised primarily of salaries and commissions, advertising and promotion costs, trade shows and other marketing activities.

Our net income for the year ended December 31, 2008 was $87 million. Our net loss for the years ended December 31, 2007 and 2009 was $6.4 million and $1 million, respectively.

The net income for the year ended December 31, 2008, was primarily due to the consideration from the HP Transaction.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements, which have been prepared in accordance with United States generally accepted accounting principles.  For additional information regarding our significant accounting policies please refer to Note 2 of our consolidated financial statements as of December 31, 2009 included in this report. While all the accounting policies impact the financial statements, certain policies may be viewed to be critical.  These policies are most important for the fair portrayal of our financial condition and results of operations and are those that require our management to make difficult, subjective and complex judgments, estimates and assumptions, based upon information available at the time that they are made, historical experience and various other factors that are believed to be reasonable under the circumstances.  These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities as of the date of the financial statements, as well as the reported amounts of revenues and expenses during the periods presented.  Actual results could differ from these estimates.

In many cases, the accounting treatment of a particular transaction is specifically dictated by United States generally accepted accounting principles and does not require management’s judgment in its application.  There are also areas in which management’s judgment in selecting among available alternatives would not produce a materially different result.

Our management believes that the significant accounting policies which affected management’s more significant judgments and estimates used in the preparation of our consolidated financial statements and which are, following the sale of our business to HP as described above, the most critical to aid in fully understanding and evaluating our reported financial results include those in respect to income tax and litigation. During the period prior to the sale of our business to HP, the most critical accounting policies in our management’s view include those with respect to: revenue recognition, allowance for doubtful accounts, inventory valuation, income taxes, litigation and stock-based compensation.

Income Taxes

On January 1, 2007, we adopted ASC 740 “Income Taxes” (formerly FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes").  The guidance contains a two-step approach to recognizing and measuring uncertain tax positions accounted for in accordance with ASC 740.   The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement.   We accrue interest and penalties related to unrecognized tax benefits in the provision for income tax.

Although we believe we have adequately reserved for our uncertain tax positions, no assurance can be given that the final tax outcome of these matters will not be different.  We adjust these reserves in light of changing facts and circumstances, such as the closing of a tax audit or the refinement of an estimate.  To the extent that the final tax outcome of these matters is different than the amounts recorded, such differences will impact the provision for income taxes in the period in which such determination is made.  The provision for income taxes includes the impact of reserve provisions and changes to reserves that are considered appropriate, as well as the related interest.

Litigation

Our management accrues liabilities related to litigation brought against us when the amount or a range of the potential loss can be estimated and it is probable that a loss will be incurred.  In determining whether liabilities should be recorded for pending litigation claims, we assess the allegations made and the likelihood that we will successfully defend ourselves.  When we believe that it is probable that we will not prevail in a particular matter, we then estimate the amount of the liability based in part on advice of legal counsel.  As litigation progresses, we continue to assess our potential liability and revise our estimates accordingly. Such revisions in our estimates could materially impact our results of operations and financial position. Estimates of litigation liability affect our other accounts payable and accrued expenses line item in our consolidated balance sheet and our general and administrative expense line item in our statement of operations.

Stock-Based Compensation

We account for equity-based compensation in accordance with ASC 718 "Compensation - Stock Compensation". Under the fair value recognition provisions of this statement, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as an expense over the requisite service periods.  Determining the fair value of stock-based awards at the grant date requires the exercise of judgment, including the amount of stock-based awards that are expected to be forfeited. If actual results differ from these estimates, equity-based compensation expense and our results of operations could be impacted.  We estimate the fair value of employee stock options using a Black-Scholes Merton valuation model.  The fair value of an award is affected by our stock price on the date of grant as well as other assumptions including the estimated volatility of our stock price over the term of the awards and the estimated period of time that we expect employees to hold their stock options.  The risk-free interest rate assumption is based upon United States treasury interest rates appropriate for the expected life of the awards.  We use the historical volatility of our publicly traded stock options in order to estimate future stock price trends.  In order to determine the estimated period of time that we expect employees to hold their stock options, we have used historical behavioral patterns rates of employee groups by job classification.  Our expected dividend rate is zero since we do not currently pay cash dividends on our ordinary shares and do not anticipate doing so in the foreseeable future.

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

Revenues from printer sales were recognized in accordance with ASC 605 “Revenue Recognition” upon installation, provided that the collection of the resulting receivable was probable, persuasive evidence of an arrangement existed, no significant obligations in respect of installation remained and the price was fixed or determinable. We did not grant a right of return.

When a sale involved multiple elements, such as sales of printers that included a right to receive specified upgrades or an extended warranty agreement, the entire fee from the arrangement was evaluated under ASC 605-25, “Multiple-Element Arrangements.”  In such arrangements, we accounted for the separate elements as different units of accounting, provided that the delivered element had value to the customer on a stand-alone basis and that there was objective and reliable evidence of the fair value of the undelivered element.  In cases where there was no objective and reliable evidence of the fair value of the undelivered element, we accounted for the total arrangement as one unit of accounting.  As such, we recognized revenue for the arrangement only when all revenue recognition criteria had been met for the undelivered element.

We considered all arrangements with payment terms extending beyond the standard payment terms not to be fixed or determinable. If the fee was not fixed or determinable, revenue was recognized as payments became due from the customer, provided that all other revenue recognition criteria had been met.

Revenues from ink and other consumable products were generally recognized upon shipment, assuming all other revenue recognition criteria had been met.

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

Allowance for Doubtful Accounts

We maintained an allowance for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments.  Our management periodically performed evaluations of the composition of accounts receivable and expected credit trends, established an allowance for doubtful accounts on the basis of an aging key and in respect of specific balances whose collection was considered to be in doubt and charged-off receivables deemed uncollectible.  The past due status of accounts receivable was determined primarily based upon contractual terms.  Our customers included commercial printing companies, sign printers, screen printers, billboard and media companies, professional photo labs, and digital printing service providers.  Among our customers, there were small and medium size businesses, which were sensitive to adverse changes in the market.  Such adverse changes included declines in demand for services offered by customers and their inability to obtain financing.  As part of the HP Transaction, all of our accounts receivable were acquired by HP.

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

Geographic Breakdown of Revenues

Prior to the consummation of the HP Transaction, we sold our products and services throughout the world.  Revenues are generally attributed to the location of the sale of the product or service to the end-user.  The tables below shows the breakdown of revenues by categories of activities and into geographic markets in the years ended December 31, 2007 and 2008.  As previously noted, the results for the year ended December 31, 2008 reflect only two months of operations conducted by us prior to the consummation of the HP Transaction.

	Year Ended December 31,
REGION	2007	2008
	(In thousands of U.S. dollars)

Asia	$10,811	$664
America	26,452	3,157
Europe, Middle East & Africa	48,344	7,589
Total Revenues	$85,607	$11,410

	Year Ended December 31,
CATEGORY	2007	2008
	(In thousands of U.S. dollars)
Printers and Spare Parts	$53,592	$6,606
Ink	26,636	3,962
Services	5,379	842
Total Revenues	$85,607	$11,410

Results of Operations

Year Ended December 31, 2009 Compared with Year Ended December 31, 2008

Revenues.  Revenues from product sales and services were $0 in the year ended December 31, 2009, compared to approximately $11.4 million in the year ended December 31, 2008.

Revenues-products.  Revenues from sales of products were $0 in the year ended December 31, 2009, compared to approximately $10.6 million in the year ended December 31, 2008.

Revenues-services.  Revenues from services rendered were $0 in the year ended December 31, 2009, compared to approximately $0.8 in the year ended December 31, 2008.

Cost of revenues.  The cost of revenues was $0 in the year ended December 31, 2009, compared to approximately $11 million in the year ended December 31, 2008.

Cost of revenues-products.  Total cost of revenues-products was $0 in the year ended December 31, 2009, compared to approximately $8.1 million in the year ended December 31, 2008.

Cost of revenues-services.  Cost of revenues-services was $0 in the year ended December 31, 2009, compared to approximately $2.9 million in the year ended December 31, 2008.

Each of the above-noted decreases in revenues and cost of revenues for the compared periods was due to the cessation of our wide-format printing business at the end of February 2008 upon the sale of our business to HP, and our lack of operations since such date.

Gross Profit.  Gross Profit was $0 in the year ended December 31, 2009, compared to approximately $0.4 million in the year ended December 31, 2008. The gross profit as a percentage of revenues was 0% in the year ended December 31, 2009, compared to 3.6% in the year ended December 31, 2008. The reduction in the gross margin is attributable to the cessation of our wide-format printing business at the end of February 2008 upon the sale of our business to HP, and our lack of operations since such date.  The low gross profit in 2008 is attributable to the fact that there were only two months of operational activity during this year. Based on our experience in the years prior to the consummation of the HP Transaction, a large portion of our revenue was generated during the third month of each quarter, while the expenses were more evenly spread throughout the quarter.  As we only operated our business during the first two months of 2008, a higher percentage of expenses and a lower gross margin compared with a full quarter (or a year) of activity are reflected. Employee compensation costs related to the HP Transaction also reduced the gross margin.

Expenses. Research and development costs were $0 in the year ended December 31, 2009 compared to approximately $1.9 million in the year ended December 31, 2008. Selling and marketing expenses were $0 in the year ended December 31, 2009, compared to approximately $3.1 million in the year ended December 31, 2008. The decrease in research and development expenses and sales and marketing expenses was attributable to the cessation of our wide-format printing business at the end of February 2008 upon the sale of our business to HP, and our lack of operations since such date.

General and administrative expenses were approximately $2.2 million for the year ended December 31, 2009, compared to approximately $9.8 million for the year ended December 31, 2008. The decrease was mainly attributable to the cessation of our wide-format printing business at the end of February 2008 upon sale of our business to HP, and our lack of operations since such date, and to the fact that expenses related to the sale of our printing business, especially compensation and termination costs to our employees, were included in the year ended December 31, 2008.

Doubtful accounts expenses were $0 million for the year ended December 31, 2009, compared to $0.4 million for the year ended December 31, 2008.  The decrease was mainly attributable to the cessation of our wide format printing business at the end of February 2008 upon the sale of our business to HP, and our lack of operations since such date.

Financial income decreased to approximately $1.3 million in the year ended December 31, 2009, compared to approximately $7.6 million in the year ended December 31, 2008. This decrease was primarily due to the fact that amortization of the deferred interest in the amount of approximately $ 7.3 million following the full repayment of our loans in accordance with the provisions of Statement of Accounting Standards Codification ("ASC") 470 "Debt" was included as financial income in the year ended December 31, 2008.

Taxes. Taxes on income were approximately $0.1 million in the year ended December 31, 2009, compared to taxes on income of approximately $1.0 million in the year ended December 31, 2008. The decrease in taxes on income was mainly was attributable to the cessation of our wide-format printing business at the end of February 2008 upon the sale of our business to HP, and our lack of operations since such date.

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

Each of the above-noted decreases in revenues and cost of revenues for the compared periods was due the cessation of our wide-format printing business at the end of February 2008 upon the sale of our business to HP. With respect to the increase in the cost of revenues percentage compared with the year ended December 31, 2007, please see our discussion under “Gross Profit” below.

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

Expenses. Net research and development costs were approximately $1.9 million in the year ended December 31, 2008, compared to $7.0 million ($7.4 million less $0.4 million of grants received) in the year ended December 31, 2007.  The decrease in research and development costs was mainly attributable to the cessation of our wide format printing business at the end of February 2008 upon the sale of our business to HP.

Selling and marketing expenses were approximately $3.1 million in the year ended December 31, 2008, compared to approximately $13.8 million in the year ended December 31, 2007. The decrease in sales and marketing expenses was mainly attributable to the cessation of our wide format printing business at the end of February 2008 upon the sale of our business to HP.

General and administrative expenses were approximately $9.8 million for the year ended December 31, 2008, compared to approximately $11.1 million for the year ended December 31, 2007. The decrease in general and administrative expenses of approximately $1.3 million was mainly attributable to the sale of our business to HP at the end of February 2008, offset by compensation expenses attributable to such sale, including the acceleration of the remaining unrecognized compensation costs of outstanding options in the approximate amount of $2.2 million and an approximate amount of $1.6 million paid in excess of the fair value of the options repurchased.

Doubtful accounts expenses were $0.4 million for the year ended December 31, 2008, compared to $0.9 million for the year ended December 31, 2007.  The decrease in doubtful accounts expenses was mainly attributable to the cessation of our wide format printing business at the end of February 2008 upon the sale of our business to HP.

Amortization of other intangible assets was $0 for the year ended December 31, 2008, compared to $0.04 million for the year ended December 31, 2007. The decrease in amortization expenses is due the fact that the intangible assets were fully depreciated as of December 31, 2007.

Financial income was $7.6 million in the year ended December 31, 2008, compared to $1.7 million financial expenses in the year ended December 31, 2007.  The change in financial income (expenses) was primarily due to the amortization of the deferred interest following the full repayment of our loans in accordance with the provisions of ASC 470 "Debt". In addition, interest payments in the amounts of $0.5 million and $1.5 million for 2008 and 2007, respectively, were recorded as a reduction of the carrying amount of the debt (accrued interest) instead of interest expenses in the statement of operations in accordance with the provisions of ASC 470 "Debt".

Taxes. Taxes on income were $1.0 million in the year ended December 31, 2008, as compared to taxes on income of $0.8 million in the year ended December 31, 2007. The increase was not significant.

Impact of Inflation, Devaluation and Fluctuation of Currencies

Prior to the consummation of the HP Transaction, most of our sales were in U.S. dollars and in Euro.  In addition, a substantial portion of costs were incurred outside of Israel in U.S. dollars or were paid in U.S. dollars, Euro or in New Israeli Shekels (“NIS”) linked to the exchange rate of the U.S. dollar.  Costs not effectively denominated in U.S. dollars are translated to U.S. dollars when recorded, at prevailing exchange rates for the purposes of our consolidated financial statements, and were increased if the rate of inflation in Israel exceeds the devaluation of the Israeli currency against the U.S. dollar, if the timing of such devaluations were to lag considerably behind inflation or if there is a devaluation of the U.S. dollar against the Israeli currency not fully offset by price deflation.  Consequently, we were affected by changes in the prevailing NIS/U.S. dollar exchange rate.

In addition, our sales of products and services in Europe, as well as purchases of components, were dominated by the Euro.  The existence of a balance of Euro based assets which were mostly derived from sale of products and service over Euro based liabilities which are mostly related to purchase of components, exposed us to financial losses deriving from a potential devaluation of the U.S. dollar against the Euro.  In order to reduce such exposure to the Euro, we offset balances of Euro based assets by taking loans in Euro.

The consideration received from HP upon consummation of the HP Transaction was denominated in U.S. dollars and has since been deposited in U.S. dollar denominated accounts. We currently conduct our business in Israel and a significant portion of our expenses is in NIS.  We therefore are affected by changes in the prevailing NIS/U.S. dollar exchange rate.  We cannot predict the rate of revaluation/devaluation of the New Israeli Shekel against the U.S. dollar in the future, and whether these changes will have a material adverse effect on our finances and operations.

Following the signature of the EPC Contract with an Italian contractor, for the design, supply, construction, assembly and commissioning of a two photovoltaic plants in Italy, and in anticipation of related agreements which may need to be signed with other Europe-based third parties, we expect to be affected by the U.S. dollar exchange rate to the Euro.  Our investment in the photovoltaic market in Italy will be denominated in Euro, and due to the fluctuations in the exchange rates in recent years, we cannot at this time anticipate what impact the prevailing exchange rate will have on our future investments.

The tables below set forth the annual and semi annual rates of devaluation (or revaluation) of the NIS against the U.S. dollar and of the U.S. dollar against the Euro.

	Year ended December 31,
	2009	2008		2007

Revaluation of the NIS against the U.S. dollar	0.7%	1.1%		9.0%

Revaluation (Devaluation) of the Euro against the U.S. dollar	3.5%	(5.3	) %	11.7%

The annual rate of inflation in Israel was 3.4% in the year ended December 31, 2007, increased to 3.8% in the year ended December 31, 2008 and to 3.9% in the year ended December 31, 2009.

The representative dollar exchange rate was NIS 3.775 for one U.S. dollar on December 31, 2009, NIS 3.802 for one U.S. dollar on December 31, 2008 and NIS 3.846 for one U.S. dollar on December 31, 2007.

The average exchange rates for converting the New Israeli Shekel to U.S. dollars during the years ended December 31, 2007, 2008 and 2009 were 4.1081, 3.5878 and 3.9326 NIS for one U.S. dollar, respectively. The exchange rate as of February 15, 2010 was NIS 3.752 for one U.S. dollar.

Following the HP Transaction, we believe that the currency of the primary economic environment in which the Company operates is the U.S. dollar ("dollar"). Thus, the dollar is the reporting and functional currency of the Company and its remaining subsidiaries. Therefore, transactions and balances that are denominated in dollars are presented at their original amounts. Non-dollar transactions and balances have been remeasured to dollars in accordance with ASC 830 "Foreign Currency Matters". All foreign currency transaction gains and losses are reflected in the statements of operations as financial income or expenses, as appropriate. Prior to the HP Transaction, for certain subsidiaries the functional currency was determined to be their local currency. For those subsidiaries, assets and liabilities were translated at year-end exchange rates and statement of operations items were translated at average exchange rates prevailing during the year. Such translation adjustments were recorded as a separate component of accumulated other comprehensive loss in shareholders' equity (deficiency).

B.           Liquidity and Capital Resources

We have incurred operating losses prior to the HP transaction. Following the consummation of the HP Transaction and the payment of some related liabilities (including repayment of our short and long-term debt), as of February 15, 2010 we hold approximately $74.9 million in cash and cash equivalents.  Following the transaction for the construction and operation of a two photovoltaic plants in Italy as detailed in item 4, we may consider making additional investments in this Italian market. The Company is also continuing to identify and evaluate other suitable business opportunities and strategic alternatives, including through the acquisition of all or part of an existing business, pursuing business combinations or otherwise. Although we now hold the consideration received from HP in connection with the sale of our business, we may need additional funds if we seek to acquire certain new businesses and operations.  If we are unable to raise funds through public or private financing of debt or equity, we will be unable to fund certain business combinations that could ultimately improve our financial results.  We cannot ensure that additional financing will be available on commercially reasonable terms or at all. We currently have no commitments for additional financing, however we intend to finance the majority of the EPC Project by bank loans.

Our management believes that the existing cash balance is sufficient for our present requirements.

Prior to the consummation of the HP Transaction, we funded our operations primarily through the private sale of our equity securities and commercial bank loans.

We currently invest our excess cash in cash and cash equivalents that are highly liquid.

At December 31, 2009 we had approximately $75.3 million of cash and cash equivalents compared with $76 million cash, cash equivalents and short term deposits at December 31, 2008 and $4.3 million at December 31, 2007.

As of December 31, 2009, we did not have material commitments for capital expenditures.

Operating activities

In the year ended December 31, 2009, we had a net loss of $1 million. Net cash used in operating activities was approximately $1.2 million.

In the year ended December 31, 2008, we had a net income of $87 million.  Net cash used in operating activities was approximately $9.2 million.  Most of our assets were sold to HP and the cash generated from the sale was reflected in our net cash provided from investment activities.

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

Following the consummation of the HP Transaction and until the recent execution of the transaction for the construction and operation of two photovoltaic plants in Italy as detailed in Item 4, we had ceased conducting any operating activity.  Currently substantially all of our assets consist of cash and cash equivalents.  In addition to our recent entry into the Italian photovoltaic market, we conduct activities which attempt to locate business opportunities and strategic alternatives and activities relating to the investment of our funds. We cannot at this point predict whether following the consummation of other business transactions, in addition to the Italian photovoltaic transaction just consummated, we will have sufficient working capital in order to fund our operations.

Investing activities

Net cash provided by investing activities was approximately $49.5 million in the year ended December 31, 2009, primarily due to proceeds from short term deposits that were invested in cash equivalents.

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

Financing activities

Net cash provided by financing activities in the year ended December 31, 2009 was $0.

Net cash used in financing activities in the year ended December 31, 2008 was approximately $22.2 million, deriving primarily from the repayment of short-and long-term loans and the repurchase of employee stock options.

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

Prior to the consummation of the HP Transaction, we maintained long and short-term credit facilities, excluding accrued interest on restructured debt and a note from a related party, in an aggregate amount of approximately $22.0 million as of December 31, 2007.  During 2007, we did not make any principal payments on our long-term loans. As previously noted, interest payments in the amounts of $0.5 million and $1.5 million for 2008 and 2007, respectively, were recorded as a reduction of the carrying amount of the accrued interest in accordance with the provisions of ASC 470 "Debt".

Upon consummation of the HP Transaction, we repaid our short-term debt to banks in the amount of $9.8 million and, in early April 2008, we fully repaid our long-term debt to banks in the amount of $12.1 million. We were released from all outstanding guarantees during the period following the consummation of the HP Transaction. Following the repayment of the loans and the release from the guarantees, the Banks terminated the floating liens and the securities given by our subsidiaries were terminated.  In addition, in May 2008 the subordinated notes that were assigned by the Banks to the Fortissimo Entities (as defined in “Item 7.A: Major Shareholders”) were cancelled effective March 30, 2008.  As a result of the repayment of our long-term and short-term loans, as of December 31, 2008, we had no outstanding debt to any bank or other lending financial institution.

As of December 31, 2009, our total current assets amounted to approximately $76.2 million, out of which $75.3 million was in cash and cash equivalents, compared with total current liabilities of approximately $1 million.

As of December 31, 2008, our total current assets amounted to approximately $78 million, out of which $76 million was in cash, cash equivalents and short-term deposits, compared with total current liabilities of approximately $2 million.

The decrease in our cash balance is mainly attributable to our current general and administrative expenses.

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

Outstanding Warrants

As of February 15, 2010, there are outstanding warrants to purchase a total of 40,234,771 ordinary shares of the Company, all of which are currently exercisable.  Of such warrants (i) 3,000,000 (all of which are currently held, in equal parts, by Kanir and Mr. Nehama) were originally issued to Dan Purjes in connection with a voting trust agreement and voting agreement and are exercisable at $0.75 per share no later than April 2010; (ii) 25,714,286 (of which 11,462,157 are currently held by Kanir and 10,067,172 are currently held by Nechama Investments) were originally issued to investors participating in our private placement in August 2005 and are exercisable at $0.40 per share no later than October 2010, (iii) 8,000,000 (of which 846,905 are currently held by Bonstar Investments Ltd., a limited partner in Kanir, and 4,236,766 are currently held by Mr. Nehama) were originally issued to Bank Hapoalim, Bank Leumi and Discount Bank in September 2005 in connection with a debt restructuring agreement and are exercisable at $0.35 per share no later than December 2010, and (iv) 3,520,485 were granted to the investors participating in our private placement in January and February 2007 discussed above (under the caption “Financing Activities) and are exercisable at $0.65 per share no later than January or February 2012.

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

Net research and development expenses were approximately $7.0 million, $1.9 million and $0 in the years ended December 31, 2007, 2008 and 2009, respectively.  We did not receive royalty-bearing grants in 2007, and 2008.  We received non royalty bearing grants in the amount of $0.5 million in 2007. We did not receive non royalty bearing grants in 2008.

Following the consummation of the HP Transaction, we ceased to engage in any research and development activities.

D.           Trend Information

Following the consummation of the sale of our business to HP, we are no longer active in the wide-format printing industry and are subject to certain restrictions with respect to future operations in this field.  On March 4, 2010 we entered into a transaction for the construction and operation of two photovoltaic plants in Italy as detailed in Item 4, and we may consider a further investment in this market in the future. Our current plan of operation is to identify and evaluate additional suitable business opportunities and strategic alternatives, including through the acquisition of all or part of an existing business, pursuing business combinations or otherwise.  We may also consider making additional investments is the photovoltaic market. While we are actively exploring strategic transactions and opportunities, we have not targeted any particular industry or specific business within an industry in which to pursue such opportunities, apart from the Italian photovoltaic market into which we have just entered.  There is no assurance that any of these alternatives will be pursued or, if one is pursued, the timing thereof, the terms on which it would occur, the type of industry that will be involved and the success of such activity.  Therefore, our financial data reported in this report is not necessarily indicative of our future operating results or financial position.

Our business and revenue growth from the transaction in the Italian photovoltaic market depends, among other factors, on seasonality. Revenue tends to be lower in the winter, primarily because of adverse weather conditions. The growth of our solar business in Italy is affected significantly by government subsidies and economic incentives. See “Item 3. Key Information - D. Risk Factors - Risks Relating to the EPC Project and our entry into the Italian photovoltaic market”. Our ability to leverage the investment in this market, may affect the profitability of the transaction.

E.           Off-Balance Sheet Arrangements

We are not a party to any material off-balance sheet arrangements.  In addition we have no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations.

F.           Contractual obligations

As of the HP Transaction Closing Date, most of the operating and capital lease commitments were assumed by HP (see Note 7a to our consolidated financial statements included in this report on Form 20-F).  We have retained a lease of premises of our US subsidiary, NUR America, which is fully sub-leased to a third party.

The following table of our material contractual obligations as of December 31, 2009, summarizes the aggregate effect that these obligations are expected to have on our cash flows in the periods indicated:

	Payments due by period (in thousands of U.S. dollars)
Contractual Obligations*	Total	Less than 1 year	1 – 3 years	3 – 5 years	more than 5 years
Long-term rent obligations (1)	$713	$363	$139	$129	$82
Uncertain tax positions (3)	4,644	-	-	-	4,644
Other long-term liabilities including Accrued Severance Pay (2) (4)	710	-	-	-	710
Total	6,067	363	139	129	5,436
______________________
*	For contractual obligations related to our investment in the Italian photovoltaic market, please refer to Item 4.
(1)
Includes lease agreement of our subsidiary NUR America, which was not assumed by HP in connection with the HP transaction. The premises are being sub leased. Prepaid rent until April 15, 2011 of our Tel Aviv Office is not included.

(2)
Accrued severance pay relates to obligations to our Israeli employees as required under Israeli labor law. These obligations, among others, are payable, upon termination, retirement or death of the respective employee.

(3)
Uncertain income tax positions under ASC 740 “Income Taxes” (formally FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes") are due upon settlement and we are unable to reasonably estimate the ultimate amount or timing of settlement. See Note 10b of the accompanying Notes to our Consolidated Financial Statements as of December 31, 2009 included in this annual report on Form 20-F for the year ended December 31, 2009, for further information regarding the Company’s liability under FIN 48.

(4)
These consist mainly of (i) additional compensation to former employees in connection with the HP Transaction in the amount of $450 thousands and (ii) our undertaking to HP in connection with the amounts required to fully fund the severance pay to our former employees who have transferred to HP in the amount of $237 thousands (we will only be required to pay these severance pay related funds if and when the employment of such employees with HP entities is terminated by the HP entities).

ITEM 6: Directors, Senior Management and Employees

A.           Directors and Senior Management

The following table sets forth certain information with respect to our directors and senior management, as of March 4, 2010:

Name	Age	Position with Ellomay

Shlomo Nehama(1)(2)	54	Chairman of the Board of Directors
Ran Fridrich(1)(2)	57	Director and Chief Executive Officer
Hemi Raphael(2)	58	Director
Anita Leviant(2)	55	Director
Oded Akselrod(3)	63	Director
Alon Lumbroso(3)(4)	53	Director
Barry Ben-Zeev(1)(3)(4)	57	Director
Kalia Weintraub	31	Chief Financial Officer
Eran Goren	50	Head of Investments
Eran Zupnik	41	EVP of Business Development
______________________
(1)	Member of Ellomay’s Stock Option and Compensation Committee.
(2)
Elected pursuant to the Shareholders Agreement, dated as of March 24, 2008, between S. Nechama Investments (2008) Ltd. and Kanir Joint Investments (2005) Limited Partnership (See “Item 7.A. Major Shareholders”).

(3)	Member of Ellomay’s Audit Committee.
(4)	External Director.

The address of each of our executive officers and directors is c/o Ellomay Capital Ltd., 9 Rothschild Boulevard, 2nd floor, Tel Aviv 66881, Israel.

Shlomo Nehama has served as a director and Chairman of the Board of Ellomay since March 2008. From 1998 to 2007, Mr. Nehama served as the Chairman of the Board of Bank Hapoalim B.M., one of Israel’s largest banks. In 1997, together with the late Ted Arison, he organized a group of American and Israeli investors who purchased Bank Hapoalim from the State of Israel. From 1992 to 2006, Mr. Nehama served as the Chief Executive Officer of Arison Investments. From 1982 to 1992, Mr. Nehama was a partner and joint managing director of Eshed Engineers, a management consulting firm. He also serves as a director in several philanthropic academic institutions, on a voluntary basis. Mr. Nehama is a graduate of the Technion - Institute of Technology in Haifa, Israel, where he earned a degree in Industrial Management and Engineering. Mr. Nehama received an honorary doctorate from the Technion for his contribution to the strengthening of the Israeli economy.

Ran Fridrich has served as a director of Ellomay since March 2008, as our interim chief executive officer since January 2009, and as our chief executive officer since December 2009. Mr. Fridrich is the co-founder and executive director of Oristan, Investment Manager, an investment manager of CDO Equity and Mezzanine Funds and a Distress Fund, established in June 2004. In addition, Mr. Fridrich is a consultant to Capstone Investments, CDO Repackage Program, since January 2005. In January 2001 Mr. Fridrich founded the Proprietary Investment Advisory in Israel, an entity focused on fixed income securities, CDO investments and credit default swap transactions, and served as its investment advisor through January 2004. Prior to that, Mr. Fridrich served as the chief executive officer of two packaging and printing Israeli companies, Lito Ziv, a public company, from 1999 until 2001 and Mirkam Packaging Ltd. from 1983 until 1999. Mr. Fridrich also serves as a director of Cargal Ltd. since September 2002. Mr. Fridrich is a graduate of the Senior Executive Program of Tel Aviv University.

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

Anita Leviant has served as a director of Ellomay since March 2008. Ms. Leviant heads LA Global Consulting, a practice specializing in consulting and leading global and financial projects and cross border transactions. For a period of twenty years, until 2005, Ms. Leviant held several senior positions with Hapoalim Banking group including EVP Deputy Head of Hapoalim Europe and Global Private Banking and EVP General Global Counsel of the group, and served as a director in the overseas subsidiaries of Bank Hapoalim. Prior to that, Ms. Leviant was an associate in GAFNI & CO. Law Offices in Tel Aviv where she specialized in Liquidation, Receivership and Commercial Law and was also a Research Assistant to the Law School Dean in the Tel Aviv University specialized in Private International Law. Ms. Leviant holds a LL.B degree from Tel Aviv University Law School and is a member of both the Israeli and the New York State Bars. Ms. Leviant currently serves as Deputy Chairman of the Israel-British Chamber of Commerce, Chairman of the Capital Markets Committee and is a Co-Founder and Head of the Advisory Board of the Center for Arbitration and Dispute Resolutions Ltd.

Oded Akselrod has served as a director of Ellomay since February 2002.  Mr. Akselrod serves a business advisor to corporations and investment funds in Israel.  Mr. Akselrod was the general manager of the Investment Corp. of United Mizrahi Bank Ltd., a wholly owned subsidiary of United Mizrahi Bank Ltd. that was merged into United Mizrahi Bank Ltd. on October 2004. Prior to joining the Investment Corp. of United Mizrahi Bank, from 1994 to 1997, Mr. Akselrod held the position of general manager of Apex-Leumi Partners Ltd. as well as Investment Advisor of Israel Growth Fund. Prior thereto, from 1991 to 1994, Mr. Akselrod served as general manager of Leumi & Co. Investment Bankers Ltd. Mr. Akselrod began his career in various managerial positions in the Bank Leumi Group including: member of the management team of Bank Leumi, deputy head of the international division, head of the commercial lending department of the banking division, member of all credit committees at the Bank, assistant to Bank Leumi's CEO and head of the international lending division of Bank Leumi Trust Company of New York. Mr. Akselrod holds a Bachelor's degree in Agriculture Economics from Hebrew University, Jerusalem and an MBA degree from Tel Aviv University.  Mr. Akselrod is also a director of Gadish Global Ltd., Gadish Investments in Provident Funds Ltd., Gadish Global Financial Services (2007) Ltd., Geva Dor Investments Ltd., Shalag Industries Ltd., Psagot Investment House Ltd. and Psagot Securities Ltd.

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

Barry Ben-Zeev has served as an external director of Ellomay since December 30, 3009. Mr. Ben-Zeev is a business strategic consultant. From 1978 to 2008 Mr. Ben-Zeev served in various positions with Bank Hapoalim, one of the largest Israeli banks. During 2008 he served as the bank’s Deputy CEO and as its CFO, in charge of the financial division. From 2001 to 2007 he served as the bank’s Deputy CEO in charge first of the private international banking division and then of the client asset management division. Mr. Ben-Zeev has served on the board of many companies, including as a director on the board of the Israeli Stock Exchange in 2006-2007. He currently serves as a director of Partner Communications Ltd. and Kali Equity Markets. Mr. Ben-Zeev holds an MBA from Tel-Aviv University specializing in financing, and a BA in Economics from Tel-Aviv University. Mr. Ben-Zeev qualifies as an external director according to the Companies Law.

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

Eran Zupnik has served as our EVP of Business Development since November 2008.  Prior to joining Ellomay, Eran was a mergers and acquisitions lawyer in New York with Skadden Arps Slate Meagher & Flom LLP, one of the world’s leading law firms.  At Skadden, Eran led and advised US and International clients in more than 150 cross-border merger and acquisition transactions as well as securities offerings.  Prior to Skadden, Eran was a consultant with the business advisory services group of PricewaterhouseCoopers LLP in Boston.  Eran received his LLB and BA in Business Administration from the College of Management in Israel.  He was admitted to both the New York and Israeli bar and is also a certified public accountant.

Eran Goren has served as Head of Investments since April 2008. He oversees new investments and the strategic development of Ellomay. Prior to this role, Mr. Goren was Managing Partner and Co-Founder of Capstone Finance, a structured finance origination and management boutique. Previous to founding Capstone, he served as the Head of Global Capital Markets in Leumi & Co. Investment House where he was responsible for the establishment and development of the strategic alliance with Jefferies Broadview, the US Technology Growth Investment Bank. Prior to that, Mr. Goren was the founder and CEO of the Nessuah Zannex group, a leading Israeli Brokerage & Investment Banking group.

Lauri A. Hanover served as an external director from November2003 until her term of office ended on November 26, 2009. At the annual general meeting of shareholders held on December 30, 2009, Barry Ben-Zeev was elected as an external director in her place.

Mr. Yosef Zylberberg, our former Interim Chief Executive Officer and Chief Financial Officer, ceased serving in such positions on December 31, 2008.

There are no family relationships among any of the directors or members of senior management named above.

 B.           Compensation

Salaries, fees, commissions and bonuses paid with respect to all of our directors and senior management as a group in the fiscal year ended December 31, 2009 was approximately $0.7 million, and an amount of approximately $0.4 million was related to pension, retirement and other similar benefits. These figures do not include the compensation of Messrs. Shlomo Nehama, Ran Fridrich and Hemi Raphael, all of whom are members of our Board are currently compensated pursuant to the Management Services Agreement (see “Item 10.C: Material Contracts”) and have, in connection with such Agreement, waived their right to receive the compensation, including options, paid to our directors. In addition, Mr. Fridrich, who first served as our Interim Chief Executive Officer and is now our Chief Executive Officer, agreed to serve without compensation or other benefits.

Other than options granted to members of our Board of Directors, and the grant of options to one of our senior employees we did not grant any options to purchase ordinary shares in 2009. See “Item 6.E. Share Ownership”.

In connection with the HP Transaction in 2008, our Board approved the acceleration of the vesting of all outstanding employee stock options, including all stock options held by members of senior management and the repurchase, of the then-currently outstanding employee stock options to purchase approximately 9.9 million ordinary shares of the Company. The aggregate consideration for such employee stock options is expected to be up to $3.8 million. Of the total, approximately $3.1 million were paid during July 2008 and an additional payment, up to the aggregate amount, will be calculated after all HP Transaction related issues and other financial aspects of the Company are known and verified and will be paid following the release to the Company of the funds deposited in the indemnity escrow account in connection with the HP Transaction.  This repurchase resolution did not apply to options held by our non-employee directors.  Following the payment of $3.1 million, all repurchased stock options were cancelled and the number of shares reserved for issuance under our 2000 stock option plan was reduced accordingly.  Any outstanding employee stock option that was not repurchased, was terminated pursuant to its terms following the termination of employment of the vast majority of our employees in connection with the consummation of the HP Transaction.

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

In December 2008, following the approval of our Audit Committee, Board of Directors and shareholders, we entered into a management services agreement with Kanir and with Meisaf Blue & White Holdings Ltd. (“Meisaf”), a private company controlled by Shlomo Nehama, effective as of March 31, 2008, the date of appointment of Messrs. Fridrich and Nehama as members of our Board.  In consideration for the performance of the management services and the board services under the terms of the management services agreement, we agreed to pay Kanir and Meisaf, in equal parts and quarterly payments, an aggregate annual services fee in the amount of $250,000 plus value added tax pursuant to applicable law.  Messrs. Nehama, Fridrich and Raphael waived any right to additional remuneration for their service as members of our board of directors. For more information see “Item 10.C: Material Contracts.”

As approved by our shareholders, we pay our non-executive directors (Anita Leviant, Oded Akselrod, Alon Lumbroso, and Barry Ben-Zeev who replaced Lauri Hanover in December 2009) remuneration for their services as directors.  The remuneration paid in 2008 and 2009 includes an annual payment of $8,000 and additional payments of $500 per meeting and $250 per committee meeting.  At our annual general meeting of shareholders held on December 30, 2009, our shareholders approved that from thereon our current and future directors would be paid an annual fee of NIS 47,750 (equivalent to approximately $12,730) and an attendance fee of NIS 1,690 (equivalent to approximately $450) per meeting (board or committee). According to the Israeli Companies Regulations (Rules for Compensation and Expenses of External Directors), 5760-2000, which we apply to all our non-executive directors, the directors are entitled to 60% of the meeting fee if the meeting was held by teleconference and not in person, and 50% of the meeting fee if resolutions were approved in writing, without convening.

Each of these non-executive directors (Anita Leviant, Oded Akselrod, Alon Lumbroso and Barry Ben-Zeev who replaced Lauri A. Hanover in December 2009) also receives an annual grant of options to purchase 10,000 ordinary shares under the terms and conditions set forth in Ellomay’s 1998 Non-Employee Director Share Option Plan as more fully described below.

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

Terms of Directors

Our Board currently consists of seven members, including two external directors. Unless otherwise prescribed by resolution adopted at a General Meeting of shareholders, the Board shall consist of not less than four (4) nor more than eight (8) directors (including the external directors). Except for our two external directors, the members of our Board are elected annually at our annual shareholders’ meeting and remain in office until the next annual shareholders’ meeting, unless the director has previously resigned, vacated his office, or was removed in accordance with the Articles.  The last annual meeting was held on December 30, 2009.  In addition, the Board may elect additional members to the Board, to serve until the next shareholders’ meeting, so long as the number of directors on the Board does not exceed the maximum number established according to the Articles.

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

Under the Companies Law, external directors must be elected by a majority vote at a shareholders’ meeting, provided that either: (i) the majority of shares voted at the meeting, including at least one-third of the shares of non-controlling shareholders voted at the meeting, vote in favor of the election; or (ii) the total number of shares voted against the election of the external director does not exceed one percent of the aggregate voting rights in the company.  The initial term of an external director is three years, which term may be extended for an additional three-year period.  Each committee of a company’s board of directors must include at least one external director, and all external directors must serve on the audit committee.  Our external directors are currently Alon Lumbroso and Barry Ben-Zeev.

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

The Companies Law requires that at least one of the external directors have “Accounting and Financial Expertise” and the other external directors have “Professional Competence.”  Under the regulations, a director having accounting and financial expertise is a person who, due to his or her education, experience and talents is highly skilled in respect of, and understands, business-accounting matters and financial reports in a manner that enables him or her to understand in depth the Company’s financial statements and to stimulate discussion regarding the manner in which the financial data is presented.  Under the regulations, a director having professional competence is a person who has an academic degree in either economics, business administration, accounting, law or public administration or an academic degree in an area relevant to the Company’s business, or has at least five years experience in a senior position in the business management of a corporation with a substantial scope of business, in a senior position in the public service or a senior position in the field of the Company’s main business.  Our board of directors determined that Barry Ben-Zeev is an accounting and financial expert and that Alon Lumbroso has professional competence.

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

Duties of Office Holders and Approval of Certain Transactions Under the Israeli Companies Law

The Companies Law codifies the duty of care and fiduciary duties that an office holder has to our company.  An “office holder” is defined under the Companies Law as a director, general manager, chief business manager, vice general manager, other manager directly subordinate to the general manager and any other person assuming the responsibilities of any of the foregoing positions without regard to such person’s title.  The duty of care requires an office holder to act at a level of care that a reasonable office holder in the same position would employ under the same circumstances.  This includes the duty to utilize reasonable means to obtain (i) information regarding the appropriateness of a given action brought for his or her approval or performed by the office holder by virtue of his or her position and (ii) all other information of importance pertaining to the foregoing actions.  The duty of loyalty includes avoiding any conflict of interest between the office holder’s position in the company and his or her personal affairs or other positions, avoiding any competition with the company, avoiding exploiting any business opportunity of the company in order to receive personal gain for himself or herself or for others, and disclosing to the company any information or documents relating to the company’s affairs which the office holder has received due to his or her position as such.  Each person identified as a director or member of our senior management in the first table in the section, is an office holder.

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

Committees of the Board of Directors

Audit Committee

Under the Companies Law, the Audit Committee must be comprised of at least three members of the Board, including the external directors.  Audit Committee members may not be employees or regular service providers of the company, or controlling shareholders and their relatives.

Ellomay’s Audit Committee, acting pursuant to a written charter, currently consists of Alon Lumbroso, Barry Ben-Zeev and Oded Akselrod.  Approval by the Audit Committee and thereafter by the Board is required for (i) proposed extraordinary transactions to which Ellomay intends to be a party in which an office holder has a direct or indirect personal interest, (ii) actions or arrangements which may otherwise be deemed to constitute a breach of fiduciary duty or of the duty of care of an office holder to Ellomay, (iii) arrangements with directors as to their terms of office, compensation, compensation for other positions held with the company, including the provision of indemnification or an undertaking to indemnify and the procurement of insurance,  (iv) indemnification and insurance of office holders, other than directors, (v) an extraordinary transaction of the company in which a “controlling shareholder,” that is, a shareholder holding the ability to direct the actions of the company, other than by virtue of being a director or holding a position with the company, including a shareholder holding twenty five percent or more of the voting rights of the company if there is no other shareholder holding over fifty percent of the voting rights of the company, has a personal interest, (vi) an arrangement with a controlling shareholder or its relative (if such a relative is also an office holder) concerning the terms of his or her employment with the company, (vii) certain private placements of the company’s shares and (viii) compensation and scope of work of the independent auditor. Arrangements with directors as to the terms of their service or compensation also require shareholder approval. In certain circumstances, some of the matters referred to above may also require shareholder approval.

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

In March 1998, Ellomay established a Stock Option and Compensation Committee to administer Ellomay’s stock option plans, other than the 1998 Non-Employee Director Share Option Plan. The Stock Option and Compensation Committee is charged with administering and overseeing the allocation and distribution of stock options under the approved stock option plans of Ellomay and approval of Ellomay’s executive officers’ annual compensation. All arrangements as to compensation of office holders who are not directors also require the approval of the Board. The Stock Option and Compensation Committee is presently composed of three members: Shlomo Nehama, Ran Fridrich and Barry Ben-Zeev.

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

Indemnification

The Companies Law provides that a company may indemnify an Office Holder against: (a) a financial liability imposed on him in favor of another person by any judgment concerning an act preformed in his capacity as an office holder; (b) reasonable litigation expenses, including attorneys’ fees, expended by the office holder or charged to him by a court relating to an act preformed in his capacity as an office holder in connection with: (i) proceedings the company institutes against him or instituted on its behalf or by another person; (ii) a criminal charge from which he was acquitted; (iii) a criminal charge in which he was convicted for a criminal offence that does not require proof of criminal thought; and (iv) an investigation or a proceeding instituted against him by an authority competent to administrate such an investigation or proceeding that ended without the filing of an indictment against the office holder and, either without any financial obligation imposed on the office holder in lieu of criminal proceedings; or with financial obligation imposed on him in lieu of criminal proceedings, in a crime which does not require proof of criminal thought. The Companies Law also authorizes a company to undertake in advance to indemnify an office holder with respect to events specified above, provided that, with respect to indemnification under sub-section (a) above, the undertaking: (i) is limited to events which the board of directors determines can be anticipated, based on the activity of the company at the time the undertaking is given; (ii) is limited in amount or criteria determined by the board of directors to be reasonable for the circumstances; and (iii) specifies the abovementioned events, amounts or criteria.

At the annual shareholders meeting held on October 27, 2005, our shareholders authorized us to enter into indemnification agreements with each of our current and future directors and officers. At the annual shareholders meeting held on December 30, 2009, a number of amendments to the indemnification agreements were approved. Ellomay shall, subject to the provisions of the indemnification agreement, indemnify each director and officer for future obligations or expenses imposed on them in consequence of an act done in their capacity as directors or officers of Ellomay (or of any other entity in which Ellomay holds shares or has interests and in which they serve as officers or directors at Ellomay’s request), as follows:

●
monetary liabilities imposed on, or incurred by, the director or officer for the benefit of another person pursuant to a judgment, including a judgment given in settlement or a court approved arbitrator’s award;

●
reasonable litigation expenses including legal fees, incurred by a director or officer in consequence of an investigation or proceeding filed or conducted against a director or officer by an authority that is authorized to file or conduct such investigation or proceeding, and that has ended without filing an indictment against, or imposing of a financial obligation in lieu of a criminal proceeding on, such director or officer, or that ended without filing an indictment against such director or officer but with imposing a financial obligation on such director or officer in lieu of a criminal proceeding in respect of an offense that does not require the proof of criminal thought;

●
reasonable litigation expenses, including legal fees, incurred by a director or officer or which a director or officer is ordered to pay by a court, in proceedings filed against such director or officer by Ellomay or on its behalf or by another person, or in a criminal charge of which he or she is acquitted, or in a criminal charge of which such director or officer is convicted of an offence that does not require proof of criminal thought; and

●
any other liability and/or litigation expense (including legal fees), which, according to the applicable law and Ellomay’s Amended and Restated Articles of Association, each as shall be in effect from time to time, Ellomay could indemnify a director or officer.

The indemnification undertaking is limited to certain categories of events and the aggregate indemnification amount that Ellomay shall pay (in addition to sums payable by insurance companies) for monetary liabilities imposed on, or incurred by, the director or officer pursuant to all the indemnification undertakings issued by Ellomay to its directors and officers, may not exceed an amount equal to the higher of: (i) fifty percent (50%) of the net equity of Ellomay at the time of indemnification, as reflected on its most recent financial statements at such time, or (ii) the annual revenue of Ellomay in the year prior to the time of indemnification.

In such indemnification agreements, Ellomay also undertakes to (i) produce collateral, security, bond or any other guarantee that the director or officer may be required to produce as a result of any interim legal procedure (other than criminal procedures involving the proof of criminal thought), all up to the maximum indemnification amount set forth above; and (ii) to maintain a liability insurance policy with a reputable insurer to the extent permitted by the Companies Law, for all directors and officers of Ellomay, in a total amount of not less than US$10M during the period the recipient of the indemnity undertaking serves as a member of Ellomay’s board of directors and for a period of seven years thereafter.

We have entered into indemnification agreements with directors and officers providing for indemnification under certain circumstances for acts and omissions which may not be covered (or not be covered in full) by any directors’ and officers’ liability insurance. With respect to our directors, Shlomo Nehama, Ran Fridrich and Hemi Raphael, special shareholder approval was sought and received, as they are deemed to be “controlling shareholders”. Any future director of the company shall also receive such indemnification agreement. Such indemnification agreement, as amended, appears as part of the proxy statement in our current report on Form 6-K as filed with the SEC on November 24, 2009.

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

At the annual shareholders meeting held on October 27, 2004, Ellomay’s shareholders authorized the Company to exculpate its directors and officers in advance from liability to Ellomay, in whole or in part, for a breach of the duty of care.  The form of exemption letter was approved at the annual shareholders meeting held on October 27, 2005 and amendments were approved at the annual shareholders meeting held on December 30, 2009. We have extended such exemption letters to all our directors and some officers. With respect to our directors, Shlomo Nehama, Ran Fridrich and Hemi Raphael, special shareholder approval was sought and received, as they are deemed to be “controlling shareholders”. Any future director of the company shall also receive such exemption letter. The amended form of exemption letter appears as part of the proxy statement in our current report on Form 6-K as filed with the SEC on November 24, 2009.

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

As stated above, in the indemnification agreements between Ellomay and its directors and officers, Ellomay has undertaken to maintain a liability insurance policy with a reputable insurer to the extent permitted by the Companies Law, for all directors and officers of Ellomay, in a total amount of not less than US$10M during the period the recipient of the indemnity undertaking serves as a member of Ellomay’s board of directors and for a period of seven years thereafter.

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

D.           Employees

As of December 31, 2009, we had 6 employees and independent contractors compared to 9 employees and independent contractors as of December 31, 2008 and 330 as of December 31, 2007. All of our employees and independent contractors, as of December 31, 2009, were in management, finance and administration and all were located in Israel.

In connection with and following the consummation of the HP Transaction on February 29, 2008, approximately 80% of our employees world-wide were rolled over to various HP related entities. At that time, we terminated the employment of a majority of the other employees, including the majority of our senior management. The employees who were terminated were eligible to termination related severance and/or notice periods ranging between one and six months. In connection with such terminations, we recorded as of the HP Transaction Closing Date severance-related expenses in the approximate amount of $2.8 million.

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

Our liability for future severance pay with respect to employees in Israel, which are not pursuant section 14 of the Severance Pay Law -1963, is calculated pursuant to Israeli severance pay law based on the most recent salary of each employee multiplied by the number of years of employment, as employees are entitled to one month’s salary for each year of employment, or a portion thereof. Every month we make payments equal to 8.33% of the employee’s salary, to various managers’ insurance policies or similar financial instruments. We record as an expense the increase in the severance liability, net of earnings (losses) from the managers’ insurance policy. Our liability is partially provided by such monthly deposits and any unfunded amounts (due to increase in the employee’s salary over time, or losses incurred by the insurance policy fund that invests our deposits) would be paid from operating funds and are covered by a provision we record.

            With respect to agreements with employees in Israel, pursuant to section 14 of the Severance Pay Law -1963, our contributions for severance pay are instead of our severance liability. Upon fulfillment of our obligation to make a monthly contribution to the managers’ insurance policies or similar financial instruments in the amount of 8.33% of the employee’s monthly salary, no additional payments must later be made to the employee on account of severance pay upon termination of the employment relationship. Further, the amounts deposited on behalf of such obligation are not stated in the balance sheet, as the Company is released from any further obligation towards the employee once they have been deposited.

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

E.           Share Ownership

Beneficial Ownership of Executive Officers and Directors

The following table sets forth certain information regarding the beneficial ownership of Ellomay’s ordinary shares as of February 15, 2010, of (i) each director of Ellomay and (ii) each member of senior management of Ellomay. All of the information with respect to beneficial ownership of the ordinary shares is given to the best of Ellomay’s knowledge and has been furnished in part by the respective directors and member of senior management.

Name of Beneficial Owner	Number of Shares Beneficially Held (1)	Percent of Class

Shlomo Nehama(2)	41,668,422	45.1%
Ran Fridrich(3)	-	-
Hemi Raphael (3)	-	-
Anita Leviant(4)	*	*
Alon Lumbroso(4)	*	*
Oded Akselrod(4)	*	*
Barry Ben-Zeev(4)	*	*
Eran Zupnik(4)	*	*
Eran Goren	-	-
Kalia Weintraub	-	-

______________________________
* Less than one percent of the outstanding ordinary shares

(1)
As used in this table, “beneficial ownership” means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security. For purposes of this table, a person is deemed to be the beneficial owner of securities that can be acquired within 60 days from February 15, 2010 through the exercise of any option or warrant. Ordinary shares subject to options or warrants that are currently exercisable or exercisable within 60 days are deemed outstanding for computing the ownership percentage of the person holding such options or warrants, but are not deemed outstanding for computing the ownership percentage of any other person. The amounts and percentages are based upon 73,786,428 ordinary shares outstanding as of February 15, 2010.

(2)
According to information provided by the holders, the 41,668,422 ordinary shares beneficially owned by Mr. Nehama consist of: (i) 22,661,551 ordinary shares and currently exercisable warrants to purchase 12,857,144 ordinary shares held by S. Nechama Investments (2008) Ltd., an Israeli company (“Nechama Investments”), which together constitute approximately 40.1% of the outstanding ordinary shares and (ii) 412,961 ordinary shares and currently exercisable warrants to purchase 5,736,766 ordinary shares held directly by Mr. Nehama, which together constitute approximately 7.7% of the outstanding ordinary shares. Mr. Nehama, who is our Chairman of the Board and a director nominee, as the sole officer, director and shareholder of Nechama Investments, may be deemed to indirectly beneficially own any ordinary shares beneficially owned by Nechama Investments, which constitute (together with his shares and warrants) approximately 45.1% of the outstanding ordinary shares. By virtue of the 2008 Shareholders Agreement between Nechama Investments and Kanir (see “Item 7.A. Major Shareholders”), Mr. Nehama, Nechama Investments, Kanir and Messrs. Raphael and Fridrich may be deemed to be members of a group that holds shared voting power with respect to 45,735,389 ordinary shares and currently exercisable warrants to purchase 27,214,286 ordinary shares, which together constitute approximately 72.2% of the outstanding ordinary shares, and holds shared dispositive power with respect to 36,967,000 ordinary shares, which constitute 50.1% of the outstanding ordinary shares. Accordingly, Mr. Nehama may be deemed to beneficially own approximately 74.1% of the outstanding ordinary shares. Mr. Nehama and Nechama Investments both disclaim beneficial ownership of the ordinary shares beneficially owned by Kanir.

(3)
By virtue of their positions as sole shareholders and directors of Kanir Investments Ltd. (“Kanir Ltd.”), the general partner in Kanir Joint Investments (2005) Limited Partnership (“Kanir”), and limited partners in Kanir, Hemi Raphael and Ran Fridrich may be deemed to indirectly beneficially own the ordinary shares and ordinary shares underlying warrants beneficially owned by Kanir. Messrs. Raphael and Fridrich disclaim beneficial ownership of such shares. Kanir owns 37,430,980 shares including currently exercisable warrants to purchase 14,357,142 ordinary shares. Please see footnote (2) with respect to the 2008 Shareholders Agreement. Kanir Ltd., Kanir and Messrs. Raphael and Fridrich all disclaim beneficial ownership of the shares held by Nechama Investments.

(4)
Most directors and some officers also have outstanding options, many of which are currently exercisable. The directors and senior management of Ellomay currently hold, in the aggregate, options exercisable into 1,513,630 ordinary shares, 742,833 of which are currently exercisable or that shall be exercisable within 60 days from February 15, 2010.

Our directors currently hold, in the aggregate, options exercisable into 192,530 ordinary shares. The 192,530 options have a weighted average exercise price of approximately $0.61 per share and have expiration dates until 2019.  Under the 1998 Plan, Oded Akselrod, one of the members of our Board, was granted options to purchase 10,000 ordinary shares on December 30, 2004, August 1, 2005, August 1, 2006, August 1, 2007, August 1, 2008 and August 1, 2009.  Anita Leviant, one of the members of our Board, was granted options to purchase 13,333 shares on August 1, 2008 and was also granted options to purchase 10,000 shares on August 1, 2009.  Lauri A. Hanover, who was one of our external directors until November 26, 2009, was granted options to purchase 6,667 shares on November 18, 2003 and was also granted options to purchase 10,000 ordinary shares on December 30, 2004, August 1, 2005, August 1, 2006, August 1, 2007, August 1, 2008 and August 1, 2009.  Her options expired on February 26, 2010. Alon Lumbroso, another external director, was granted 6,667 options on November 27, 2006 and was also granted options to purchase 10,000 ordinary shares on August 1, 2007, August 1, 2008 and August 1, 2009.  Barry Ben-Zeev, our external director who was appointed on December 30, 2009, was granted 5,863 options on the date of his appointment. The exercise price for the underlying shares of such options is the “Fair Market Value” (as defined in the 1998 Plan) of the ordinary shares of Ellomay at the date of grant. The options expire 10 years after their grant date.

Only one of our officers currently holds options to purchase our ordinary shares. Eran Zupnik, EVP of Business Development, was granted on January 4, 2009, 1,320,527 options to purchase ordinary shares, at an exercise price of $0.86 (subject to adjustment upon the final outcome concerning the release of the escrow funds from the HP Transaction). 16.67% of the options vested 6 months after the grant date, with a further 8.33% vesting at the end of every three-month period after that. In case of termination of the employment relationship with such officer, for whatever reason except termination for cause (as such term is defined in the 2000 Stock Option Plan described below) the officer will be able to exercise, within three months, not only those options that have already vested, but also a part of the next vesting portion, according to the part of the three-month period during which the employment relationship existed. The options will expire 10 years after their grant date. Additionally, such officer was granted the entitlement to receive 1.125% of any securities (shares, warrants or options) Ellomay shall issue in the future, under the same terms and conditions of the issuance (however, the vesting schedule of the additional options shall in any event be 1/12 at the end of every three month period). As a result of the issuance of options to directors in 2009 (as detailed above), Eran Zupnik received an additional 500 options to purchase ordinary shares on August 1, 2009 and 73 options to purchase ordinary shares on December 30, 2009, at an exercise price identical to that of the directors (“Fair Market Value” as defined in the 1998 Plan of the ordinary shares of Ellomay at the date of each grant). The options were issued pursuant to the 2000 Stock Option Plan.

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

The options granted to directors under the 1998 Plan are not subject to vesting requirements and have an exercise price ranging from $0.31 to $1.86 per share, with various expiration dates. For more details, see Note 14 to our consolidated financial statements as of December 31, 2008, incorporated by reference to our Annual Report on Form 20-F for the year ended December 31, 2008.

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

As of February 15, 2010, there are no outstanding options under the 1995 Plan.

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

As of February 15, 2010, there are no outstanding options under the 1997 Plan.

1998 Non-Employee Director Share Option Plan

For discussion of the 1998 Non-Employee Director Share Option Plan see “Item 6.B: Compensation.”

As of February 15, 2010, there are 192,530 outstanding options and 473,303 ordinary shares available for future grants under the 1998 Non-Employee Director Share Option Plan.

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

Our Stock Option and Compensation Committee determines the term of each option granted under the 2000 Plan, including the vesting period; provided, however, that the term of an option shall not be for more than 10 years. Upon termination of employment, all unvested options lapse, and generally within three months from such termination all vested but not-exercised options shall lapse.

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

As of February 15, 2010, there are 1,321,100 outstanding options under the 2000 Plan. As a result of the repurchase and cancellation of the options set forth above, the number of additional ordinary shares available for issuance under the 2000 Plan, as of February 15, 2010, is 5,950,928.

ITEM 7: Major Shareholders and Related Party Transactions

A.           Major Shareholders

The following table sets forth information regarding the beneficial ownership of our ordinary shares as of February 15, 2010, by each person known by us to be the beneficial owner of more than 5% of our ordinary shares. Each of our shareholders has identical voting rights with respect to its shares. All of the information with respect to beneficial ownership of the ordinary shares is given to the best of our knowledge.

	Ordinary Shares Beneficially Owned(1)	Percentage of Ordinary Shares Beneficially Owned

Shlomo Nehama (2)(4)	41,668,422	45.1%
Kanir Joint Investments (2005) Limited Partnership (“Kanir”) (3)(4)(5)	37,430,980	42.5%
Zohar Zisapel	5,359,708	7.3%
Weiss Asset Management LP (6)	3,708,704	5.0%
___________________________
(1)
As used in this table, “beneficial ownership” means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security as determined pursuant to Rule 13d-3 promulgated under the U.S. Securities Exchange Act of 1934, as amended.  For purposes of this table, a person is deemed to be the beneficial owner of securities that can be acquired within 60 days from February 15, 2010 through the exercise of any option or warrant. Ordinary shares subject to options or warrants that are currently exercisable or exercisable within 60 days are deemed outstanding for computing the ownership percentage of the person holding such options or warrants, but are not deemed outstanding for computing the ownership percentage of any other person. The amounts and percentages are based on a total of 73,786,428 ordinary shares outstanding as of February 15, 2010.

(2)
According to information provided by the holders, the 41,668,422 ordinary shares beneficially owned by Mr. Nehama consist of: (i) 22,661,551 ordinary shares and currently exercisable warrants to purchase 12,857,144 ordinary shares held by S. Nechama Investments (2008) Ltd., an Israeli company (“Nechama Investments”), which together constitute approximately 40.1% of the outstanding ordinary shares and (ii) 412,961 ordinary shares and currently exercisable warrants to purchase 5,736,766 ordinary shares held directly by Mr. Nehama, which together constitute approximately 7.7% of the outstanding ordinary shares. Mr. Nehama, who is our Chairman of the Board and a director nominee, as the sole officer, director and shareholder of Nechama Investments, may be deemed to indirectly beneficially own any ordinary shares beneficially owned by Nechama Investments, which constitute (together with his shares and warrants) approximately 45.1% of the outstanding ordinary shares.

(3)
According to information provided by the holder, Kanir is an Israeli limited partnership. The holdings of Kanir include currently exercisable warrants to purchase 14,357,142 ordinary shares. Kanir Investments Ltd. (“Kanir Ltd.”), in its capacity as the general partner of Kanir, has the voting and dispositive power over the ordinary shares directly beneficially owned by Kanir. As a result, Kanir Ltd. may be deemed to indirectly beneficially own the ordinary shares beneficially owned by Kanir. Messrs. Hemi Raphael and Ran Fridrich, who are members of our Board of Directors and director nominees, are the sole shareholders and directors of Kanir Ltd.  As a result, they may be deemed to indirectly beneficially own the ordinary shares beneficially owned by Kanir.  Kanir Ltd. and Messrs. Raphael and Fridrich disclaim beneficial ownership of such ordinary shares.

(4)
In March 2008, Nechama Investments and Kanir entered into a shareholders agreement that included, among other things, agreements as to the voting of the Ellomay shares held by the parties and as to the disposition of certain of the Ellomay shares held by the parties (the “2008 Shareholders Agreement”). By virtue of the 2008 Shareholders Agreement, Mr. Nehama, Nechama Investments, Kanir, Kanir Ltd., and Messrs. Raphael and Fridrich may be deemed to be members of a group that holds shared voting power with respect to 45,735,389 ordinary shares and currently exercisable warrants to purchase 27,214,286 ordinary shares, which together constitute approximately 72.2% of the outstanding ordinary shares, and holds shared dispositive power with respect to 36,967,000 ordinary shares, which constitute 50.1% of the outstanding ordinary shares.  Accordingly, Mr. Nehama may be deemed to beneficially own approximately 74.1% of the outstanding ordinary shares.  Each of Mr. Nehama and Nechama Investments disclaims beneficial ownership of the ordinary shares beneficially owned by Kanir.  Each of Kanir, Kanir Ltd. and Messrs. Raphael and Fridrich disclaims beneficial ownership of the ordinary shares beneficially owned by Nechama Investments.  A copy of the 2008 Shareholders Agreement was filed with the Securities and Exchange Commission on March 31, 2008 as Exhibit 14 to an amendment to a Schedule 13D.

(5)
Bonstar, an Israeli company, currently holds warrants to purchase 846,905 ordinary shares, which constitute approximately 1.1% of the outstanding ordinary shares. Bonstar is a limited partner of Kanir and assisted Kanir in the financing of the purchase of some of its ordinary shares. Accordingly, Bonstar may be deemed to be a member of a group with Kanir and its affiliates, although there are no agreements between Bonstar and either of such persons and entities with respect to the ordinary shares beneficially owned by each of them. Mr. Joseph Mor and Mr. Ishay Mor are the sole shareholders of Bonstar and Mr. Joseph Mor serves as the sole director of Bonstar. Messrs. Joseph Mor and Ishay also hold, through a company jointly held by them, 1,750,000 ordinary shares, which constitute approximately 2.4% of the outstanding ordinary shares. By virtue of their control over Bonstar and the other company, Messrs. Joseph Mor and Ishay Mor may be deemed to indirectly beneficially own the 2,596,905 ordinary shares beneficially owned by Bonstar and by the other company, which constitute approximately 3.5% of the ordinary shares. Each of Bonstar and Messrs. Joseph Mor and Ishay Mor disclaims beneficial ownership of the ordinary shares beneficially owned by Kanir and Nechama Investments.

(6)
According to information provided by the holder, Weiss Asset Management LP, a Delaware limited partnership, beneficially owns 3,708,704 ordinary shares, which include 2,410,658 shares beneficially owned by a private investment partnership Brookdale International Partners, LP (“BIP”) and 1,298,046 shares beneficially owned by a private investment company Brookdale Global Opportunity Fund (“BGO”).  Weiss Asset Management LP is the investment manager to both BIP and BGO.  Andrew M. Weiss, Ph.D., a US citizen, is the managing member of the general partner of Weiss Asset Management LP, and thus may be deemed to beneficially 3,708,704 ordinary shares. Dr. Weiss and Weiss Asset Management LP disclaim beneficial ownership except to the extent of their respective pecuniary interest therein.

Significant Changes in the Ownership of Major Shareholders

In January and February 2007, we closed a private placement with certain investors. Old Lane Funds1, that participated in the private placement, became the beneficial owners of 4,814,815 ordinary shares (including 1,111,111 ordinary shares issuable upon exercise of warrants), or 6.4% of our outstanding ordinary shares, however in December 2009 Old Lane sold its ordinary shares (but not its warrants) to Weiss Asset Management LP (for private investment entities it manages), and thus ceased to be a major shareholder of Ellomay.

As a result of the private placement in the beginning of 2007, Bank Leumi Le Israel B.M. ceased to be a major shareholder of Ellomay.

1
According to information provided by the holders, the Old Lane Funds include Old Lane Luxemburg Master Fund S.a.r.l, a private company registered in Luxemburg, and its shareholders: Old Lane Cayman Master Fund L.P., a limited partnership registered in the Cayman Islands, Old Lane HMA Master Fund, L.P., a limited partnership registered in the Cayman Islands and Old Lane U.S. Master Fund L.P., a limited partnership registered in Delaware, USA.

In February 2008, Kanir purchased, in a series of private transactions, additional Ellomay shares and warrants. The sellers in such private transactions included, among others, Dan and Edna Purjes, and entities they control or are affiliated with. Certain of the securities purchased by Kanir were subsequently transferred to Shlomo Nehama. The Purjes’s beneficial ownership interest decreased from 16.51% to 12.51% as of May 2007 as a result of the private placement in early 2007 and, pursuant to information provided by Mr. Purjes, as a result of the sale of shares and warrants on February 2008, he and his affiliates no longer beneficially owned any Ellomay ordinary shares or warrants immediately following the sale. We have no current information of Mr. Purjes’ holdings, if any.

In March and April 2008, Kanir, Shlomo Nehama and Nechama Investments purchased additional Ellomay shares and warrants in a series of private transactions, including (i) all of the shares and a majority of the warrants held by the Fortissimo Entities2, decreasing the percentage of ordinary shares beneficially owned by the Fortissimo Entities to 5.4%, (ii) a majority of the warrants held by Bank Hapoalim B.M., decreasing the percentage of ordinary shares beneficially owned by Bank Hapoalim B.M. from 6.3% to less than one percent, and (iii) shares held by certain of the entities affiliated with Meitav Investment House Ltd. (the “Meitav Entities”), decreasing the percentage of ordinary shares beneficially owned by the Meitav Entities from 6.34% to less than five percent.

In September 2008, warrants to purchase 240,000 ordinary shares, at an exercise price of $0.52 per share, were exercised by Bank Hapoalim B.M. (140,000) and Bank Leumi Le Israel B.M (100,000).  In October 2008, warrants to purchase 825,923 ordinary shares at an exercise price of $0.34 per share, held equally by Kanir and Shlomo Nehama, were exercised.

In May 2009, Kanir and Nechama Investments purchased the remaining warrants held by the Fortissimo Entities. Following such sale, on May 11, 2009, the Fortissimo Entities filed a Schedule 13D/A report declaring that they no longer beneficially owned old Ellomay securities.

As above-mentioned, in December 2009, Weiss Asset Management LP purchased (for private investment entities it manages) 3,703,704 ordinary shares from the Old Lane Funds and an additional 1,700 ordinary shares, and became major shareholders of Ellomay, holding 5.0% of our ordinary shares.

Record Holders

Based on a review of the information provided to us by our transfer agent and major shareholders, as of March 4, 2010, there were 56* record holders of ordinary shares, of which 26 represented United States* record holders holding approximately 40.7% (of which approximately 39.9% are held by the Depository Trust Company) of our outstanding ordinary shares.
______________________
*           Including the Depository Trust Company.

2
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

B.           Related Party Transactions

On December 30, 2008, following the approval of our Audit Committee, Board of Directors and shareholders, we entered into a management services agreement with Kanir and Meisaf, effective as of March 31, 2008, the date of appointment of Messrs. Fridrich and Nehama as members of our Board.  In consideration of the performance of the management services and the board services under the terms of the management services agreement we agreed to pay Kanir and Meisaf, in equal parts in and quarterly payments, an aggregate annual services fee in the amount of $250,000 plus value added tax pursuant to applicable law. The management services agreement was initially in effect until the earlier of: (i) the second anniversary of the effective date of the Agreement (March 31, 2010) or (ii) the termination of service of either of the Kanir and Nechama Investments affiliates on our Board of Directors. However, our Audit Committee, Board of Directors and finally the shareholders, at the annual meeting of shareholders held on December 30, 2009, approved an extension to the management services agreement, so that it shall remain in effect until the earlier of: (i) March 31, 2011, or (ii) the termination of service of either of the Kanir and Nechama Investments affiliates on our Board of Directors.

For a further discussion of transactions and balances with related parties see “Item 10.C: Material Contracts” and Note 8 to our consolidated financial statements, which are included as a part of this report.

C.           Interests of Experts and Counsel

Not Applicable.

ITEM 8: Financial Information

A.           Consolidated Statements and Other Financial Information.

Consolidated Statements

Our consolidated financial statements are set forth in Item 18.

Export Sales

See “Item 5: Operating and Financial Review and Prospects” under the caption “Geographic Breakdown of Revenues” for certain details of export sales for the last three fiscal years.

Legal Proceedings

We are a party to various legal proceedings incident to our business prior to the HP Transaction. Pursuant to the terms of the Asset Purchase Agreement with HP, a majority of the litigation we are party to was not assumed by HP or any of its subsidiaries and we continue to be responsible for the management and outcome of such litigation. In addition, we undertook to continue to be responsible for the management and outcome of the outstanding litigation involving NUR Europe, one of our previously wholly-owned subsidiaries that was acquired by HP.

Except as noted below, there are no material legal proceedings pending or, to our knowledge, threatened against us or our subsidiaries, and we are not involved in any legal proceedings that our management believes, individually or in the aggregate, would have a material adverse effect on our business, financial condition or operating results.

The US dollar amounts presented below are based on applicable conversion rates in effect as of December 31, 2009.

During 2002, two end-users, Jiaxing Dapeng Advertising Limited Company and Guangzhou Junhao Printing Limited Company, filed separate lawsuits in China against subsidiaries of the Company alleging bad quality of products and seeking reimbursement in aggregate amount of $0.586 million. The local court ruled that the subsidiaries should reimburse the clients with the aggregate amounts of $0.472 million. One of subsidiaries is in the process of liquidation and has no assets in China and the other is no longer active in China and based on advice received from legal counsel the judgment against it cannot be enforced in Hong Kong. The clients may file a suit in Hong Kong but have not done so to date. Based on the management’s estimate and the opinion of our legal counsel, it is less than likely that the subsidiaries will be required to pay the amount claimed.

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

In December 2003, Imagens Digitais Ltda., a client of NUR Do Brazil Ltda., filed a suit against NUR Do Brazil Ltda. and NUR America in Brazil, alleging that a machine purchased by it failed to perform. Imagens is seeking reimbursement of the purchase price paid by it in the amount of approximately $0.29 million. In January 2010 the court dismissed the suit. The court's ruling may still be subject to an appeal by Imagens Digitais Ltda.

In February 2007 a claim was filed against us and one of our former officers by a person claiming to have been an agent of the company in West Africa for commissions on sales of printers. The claim is for 3 million NIS ($0.79 million). We filed a statement of defense denying all claims, both with respect to the causes of action and with respect to the factual allegations in the claim. Based on management estimation and the opinion of its legal counsel no provision was recorded with respect to this claim.

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

During 2008, a former employee of a subsidiary filed a lawsuit against the Company in the amount of approximately $ 0.32 million alleging the Company did not provide him with the appropriate amount of time to exercise his stock options following the termination of the applicable blackout period. The Company and the former employee were negotiating a settlement proposal by which the Company undertook to pay an amount of approximately $0.03 million and this amount was to be considered as the gross, exhaustive and final consideration paid to the former employee.  Although the parties did not arrive to a settlement the former employee chose on the hearing of April 3, 2009 to withdraw his claim. The former employee has a right to re-launch his claim in this matter.

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

B.           Significant Changes

Except as otherwise disclosed in this report, no significant changes have occurred since December 31, 2009.

ITEM 9: The Offer and Listing

A.           Offer and Listing Details

Stock Price History

The prices set forth below are high and low closing market prices for the ordinary shares of Ellomay as reported by the Nasdaq Capital Market or the Pink Sheets, as applicable, for the fiscal year ended December 31 of each year indicated below, for each fiscal quarter indicated below, and for each month for the last six-month period. Such quotations reflect inter-dealer prices, without retail markup, markdown, or commission and may not necessarily represent actual transactions. Our ordinary shares are currently quoted in the over-the-counter market in the “Pink Sheets” under the symbol “EMYCF.PK.”

Year	High (US)	Low (US)
2005	$0.83	$0.18
2006	0.84	0.50
2007	0.84	0.43
2008	0.75	0.47
2009	0.66	0.45

2008
First Quarter	$0.75	$0.60
Second Quarter	0.71	0.53
Third Quarter	0.65	0.47
Fourth Quarter	0.70	0.50

2009
First Quarter	$0.64	$0.46
Second Quarter	0.59	0.49
Third Quarter	0.55	0.45
Fourth Quarter	0.66	0.47

2010
First Quarter (until March 9)	$0.70	$0.58

Most Recent Six Months
March 2010 (until March 9)	$0.70	$0.58
February 2010	0.62	0.58
January 2010	0.65	0.62
December 2009	0.66	0.50
November 2009	0.50	0.50
October 2009	0.52	0.47
September 2009	0.49	0.47

On March 3, 2010, the last reported sale price of our ordinary shares was $0.68 per share.

On March 9, 2010, the last reported sale price of our ordinary shares was $0.58 per share.

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

D.           Selling Shareholders

Not Applicable.

E.           Dilution

Not Applicable.

F.           Expenses of the Issue

Not Applicable.

ITEM 10: Additional Information

A.           Share Capital

At December 31 of 2007, 2008 and 2009 our authorized share capital was 170,000,000 ordinary shares.

Our issued and outstanding share capital was 72,710,505 ordinary shares as of December 31, 2007, and 73,786,428 ordinary shares as of December 31, 2008 and until the date of this report.

All of our issued ordinary shares are fully paid. The par value of each of our ordinary shares is 1 NIS.

For information regarding outstanding warrants to purchase ordinary shares, see “Item 5.B: Liquidity and Capital Resources - Outstanding Warrants". For information relating to options exercisable for ordinary shares, see the description of our share incentive plans in “Item 6.E: Share Ownership”.

On January 30, 2007 and February 12, 2007, in connection with a private placement of our ordinary shares approved by our Board of Directors, we issued to various investors 7,105,320 and 4,629,630 ordinary shares, respectively, at $ 0.54 per share. We received from these investments proceeds in the amount of $ 6.1 million, net of issuance expenses in the amount of $ 0.25 million. We also issued to the investors warrants to purchase up to 2,131,596 and 1,388,889 ordinary shares, respectively, at an exercise price of $ 0.65 per share. The warrants are exercisable for five years from the closing date of the private placement. The securities offered in the private placement may not be offered or sold in the United States absent registration, or an applicable exemption from registration. We agreed to use its best efforts to file a registration statement registering all the private placement related ordinary shares (both those purchased and those issuable upon exercise of the warrants) prior to July 1, 2007. In the event that we either failed to file a registration statement prior to July 1, 2007, or if such registration statement loses its effectiveness thereafter, we committed to the payment of partial damages in cash equal to 1% of the aggregate purchase price paid by the investors for each month of default, subject to an overall limit of up to 24 months of partial liquidated damages.  On June 29, 2007, we filed a registration statement for the resale of certain ordinary shares and ordinary shares underlying warrants held by several of our shareholders, including the shares and shares underlying warrants issued in January and February 2007. The registration statement became effective on August 3, 2007, temporarily lost its effectiveness on October 1, 2007 and regained such effectiveness on June 30, 2008.

In May 2007, we issued 66,666 ordinary shares, pursuant to the exercise of options granted to a former employee under our 2000 Stock Option Plan, at an exercise price of $0.39 per share. In October 2007, we issued 333,334 ordinary shares, pursuant to the exercise of options granted to a former employees under our 2000 Stock Option Plan, at an exercise price of $0.39 per share. In November 2007, we issued we issued 15,000 ordinary shares, pursuant to the exercise of options granted to a former employee of one of the company's subsidiaries under our 2000 Stock Option Plan, at an exercise price of $0.37 per share. In November 2007, we issued 10,000 and 11,669 ordinary shares, pursuant to the exercise of options granted to former employees under our 2000 Stock Option Plan, at exercise prices of $0.48 and 0.33 per share, respectively. In December 2007, we issued 15,000 ordinary shares, pursuant to the exercise of options granted to a former employee of one of the Company's subsidiaries under our 2000 Stock Option Plan, at an exercise price of $0.72 per share.

In January 2008, we issued 10,000 ordinary shares, pursuant to the exercise of options granted to one of our directors under our 1998 Non-Employee Director Share Option Plan, at an exercise price of $0.31 per share.

In September 2008, we issued 240,000 ordinary shares, due to the exercise of 140,000 warrants by Bank Hapoalim B.M. and 100,000 warrants by Bank Leumi Le Israel B.M., at an exercise price of $0.52 per share.  The warrants were issued to these banks in March 2003 in connection with the amendment of the covenants governing the rescheduling of our long-term debts. In October 2008, we issued 825,923 ordinary shares in equal parts to Kanir and Shlomo Nehama, due to the exercise of warrants purchased from other shareholders, at an exercise price of $0.34 per share. In year 2009 we did not issue any ordinary shares.

For information relating to options exercisable for ordinary shares, see the description of our option plans in “Item 6.E: Share Ownership”. For information relating to warrants exercisable for ordinary shares, see “Item 5.B:  Liquidity and Capital Resources- Outstanding Warrants”.

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

At our annual general meeting held on December 30, 2008, our shareholders resolved to effect a reverse share split of our ordinary shares (on the effective date to be determined by our Board) where each ten ordinary shares will be consolidated into one single ordinary share of NIS 10.00 nominal value, such that our registered share capital will be divided into 17,000,000 ordinary shares. Our shareholders further resolved that all fractional shares which are one-half share or more will be increased to the next higher whole number of shares and all fractional shares which are less than one-half share will be decreased to the next lower whole number of shares and to authorize our Board to determine the timing of the reverse share split and also to determine not to implement the reverse share split, all based on our Board’s judgment of our best interests.  As time had elapsed without the reverse share split taking place, our shareholders ratified and approved such resolution at the annual general meeting held on December 30, 2009. Such reverse split will be executed only upon the consummation of a significant business combination.

As more fully described in the proxy statements sent to our shareholders prior to the December 30, 2008 and December 30, 2009 meetings, the purpose of the reverse share split is to enable us to meet the minimum bid price initial listing requirement of the NASDAQ Global Market.  As long as we were deemed to be a “shell company” we couldn’t list our shares on the NASDAQ Global Market. Our current intention is to implement the reverse share split prior to the closing of a significant additional business combination and to attempt to list our shares on the NASDAQ Global Market in conjunction with the closing of such business combination.  Subsequently to the publication of our proxy statement in December 2008, the NASDAQ issued new listing requirements, reducing the minimum bid price from $5.00 to $4.00 in all NASDAQ markets.  We cannot predict if and when our ordinary shares will begin trading on the NASDAQ Global Market or any other NASDAQ market and cannot assure you that following the reverse share split the market price per each of our ordinary shares will either exceed or remain in excess of the $4.00 per share minimum bid price as required to meet the initial listing requirements for the NASDAQ Global Market.  In addition, we cannot predict whether, or assure you that, we will otherwise meet the initial listing requirements and thereafter the continued listing requirements of the NASDAQ Global Market.

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

Chairman of the Board

Our Articles provide that our Chairman of the Board shall have no casting vote, unless (i) the Chairman of the Board is then Mr. Shlomo Nehama and (ii) Nechama Investments, together with any Affiliates (as defined in our Articles) thereof, then holds at least 25.05% of our outstanding shares. Our Articles further provide that, notwithstanding the foregoing, in case Mr. Shlomo Nehama elects to exercise his casting vote in respect of a specific resolution brought before the Board (the “Triggering Resolution”), then (a) prior to such exercise, Nechama Investments shall be required to trigger the “Buy Me Buy You” mechanism set forth in Section ý6 of the 2008 Shareholders Agreement as an Offering Party (as defined in the 2008 Shareholders Agreement), whereby the Triggering Resolution will be pending until the consummation of the sale of the Restricted Shares (as defined in the 2008 Shareholders Agreement) of one party to the 2008 Shareholders Agreement to the other party of the 2008 Shareholders Agreement in accordance with such “Buy Me Buy You” mechanism; and (b) in the event that three (3) directors of our so require, the Triggering Resolution shall be conditioned upon the approval of our General Meeting pursuant to Article 25.1 of the Articles (requiring a special majority of 50.1% of the outstanding shares). Upon a transfer of the Restricted Shares by Kanir to third party in accordance with the terms of the 2008 Shareholders Agreement, the casting vote of the Chairman of the Board shall expire.

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

Following the adoption of the Second Amended and Restated Articles at our general meeting of shareholders held on December 30, 2008, Article 25.5 provides that for so long as the 2008 Shareholders Agreement is in effect, at the written request of any two directors with respect to any proposed action or transaction (including certain related party transactions, any amendments to our Memorandum of Association or Articles, any merger or consolidation of the Company, any material change in the scope of our business, the voluntary liquidation or dissolution of the Company, approval of annual budget or business plan and material deviations therefrom and any change in signatory rights on behalf of the Company), such action or transaction shall require the approval of our general meeting by a resolution supported by members present, in person or by proxy, vested with at least 50.1% of our outstanding shares, or by such higher approval threshold as may be required by Israeli law.

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

Dividends and Liquidation Rights

Our Board of Directors is authorized to declare dividends, subject to applicable law. Dividends may be paid only out of profits and other surplus, as defined in the Companies Law, as of the end of the most recent financial statements or as accrued over a period of two years, whichever is higher. Alternatively, if we do not have sufficient profits or other surplus, then permission to effect a distribution can be granted by order of an Israeli court. In any event, a distribution is permitted only if there is no reasonable concern that the dividend will prevent us from satisfying our existing and foreseeable obligations as they become due.

Upon recommendation by the Board, dividends may be paid, in whole or in part, by the distribution of certain of our specific assets and/or by the distribution of shares and/or debentures of Ellomay and/or of any other company, or in any combination of such manners. Subject to special or restricted rights conferred upon the holders of shares as to dividends, if any, the dividends shall be distributed in accordance with our paid-up capital attributable to the shares for which the dividend has been declared. Our obligation to pay dividends or any other amount in respect of shares may be set-off against any indebtedness, however arising, liquidated or non-liquidated, of the person entitled to receive the dividend. Any dividend unclaimed within the period of seven years from the date stipulated for its payment shall be forfeited and returned to us, unless otherwise directed by the Board. In the event of the winding up of Ellomay, then, after satisfaction of liabilities to creditors and subject to provisions of any applicable law and to any special or restricted rights attached to a share, our assets in excess of our liabilities will be distributed among the shareholders in proportion to the paid-up capital attributable to the shares in respect of which the distribution is being made. Dividend and liquidation right may be affected by the grant of preferential dividends or distribution rights to the holders of a class of shares with preferential rights that may be authorized in the future.

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

Duties of Shareholders

Under the Companies Law, a shareholder has a duty to act in good faith towards the company and other shareholders and to refrain from abusing his or her power in the company including, among other things, when voting in a general meeting of shareholders or in a class meeting on the following matters:

●	any amendment to the articles;

●	an increase in the company’s authorized share capital;

●	a merger; or

●	approval of related party transactions that require shareholder approval.

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

Of the total consideration:

●	$103.9 million was transferred to us on the APA Closing Date.

●
$1.6 million was withheld by HP until final calculation of the net debt as of the APA Closing Date. Based on the final net debt calculation we were entitled only to an amount of $1.504 million, which was transferred to us on July 30, 2008.

●
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

●
Of the additional proceeds in the amount of $1.1 million related to NUR Europe’s facilities, a total amount of $0.4 million was transferred to us on December 18, 2008 and an additional amount of approximately $0.7 million was transferred to us on March 13, 2009.

●
The remaining $14.5 million was deposited into an escrow account to secure the indemnity obligations of the Company and its remaining subsidiaries. The escrow funds, net of amounts distributed to HP in satisfaction of indemnity obligations, were to be distributed to us in two installments: $9.5 million was to be released to us eighteen months following the APA Closing Date and $5 million was to be released to us twenty-four months following the APA Closing Date. However, in August 2009 and January 2010, HP submitted claims requesting the release of amounts from the escrow funds to HP. For details see “Item 5.A: Operating and Financial Review and Prospects - Overview”.

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

The Management Agreement was initially in effect until the earlier of: (i) the second anniversary of the effective date of the Agreement (March 31, 2010) or (ii) the termination of service of either of the Kanir and Nechama Investments affiliates on our Board of Directors.  However, our Audit Committee, Board of Directors and finally the shareholders, at the annual meeting of shareholders held on December 30, 2009, approved an extension to the Management Agreement, so that it shall remain in effect until the earlier of: (i) March 31, 2011, or (ii) the termination of service of either of the Kanir and Nechama Investments affiliates on our Board of Directors.  Any revision or amendment of the Management Agreement, or extension of its term, will require the approvals set forth under applicable law and our Articles.

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

General Corporate Tax Structure

Israeli companies are generally subject to company tax on their taxable income. The applicable rate is 29% in 2007, 27% in 2008, 26% in 2009, 25% in 2010, and scheduled to decline to 24% in 2011, 23% in 2012, 22% in 2013, 21% in 2014, 20% in 2015 and 18% in 2016 and thereafter.

Law for the Encouragement of Industry (Taxes), 5729-1969

Prior to the HP Transaction, we were qualified as an industrial company within the definition of the Law for the Encouragement of Industry (Taxes), 5729-1969, or the Industry Encouragement Law, which provides several tax benefits for industrial companies. An industrial company is defined as a company resident in Israel, at least 90% of the income of which in a given tax year (determined in Israeli currency, exclusive of income from specified government loans, capital gains, interest and dividends) is derived from an industrial enterprise owned by it. An industrial enterprise is defined as an enterprise whose major activity in a given tax year is industrial production activity.

Under the Industry Encouragement Law, industrial companies are entitled to a number of corporate tax benefits, including:

●	deduction of purchase of know-how and patents over an eight-year period for tax purposes; and
●	the right to elect, under specified conditions, to file a consolidated tax return with additional related Israeli industrial companies and an industrial holding company.

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

A “Non-U.S. Holder” is any beneficial owner of our ordinary shares that is not a U.S. Holder and is not a partnership (or its partners).

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

Following the consummation of the HP Transaction, our assets mainly consist of cash and cash equivalents producing passive income. Since our assets and income in 2009 exceeded the PFIC specified levels, we have not met the requirements set forth in Section 1298(b)(3) of the Internal Revenue Code, providing an exception from the PFIC status for a “change of business” situation for our 2008 taxable year.   Since PFIC shares are subject to the PFIC rules even in future years in which we are no longer a PFIC, therefore, our ordinary shares will be PFIC shares with respect to any U.S. shareholder that held our shares in 2008 and 2009.  The determination of our PFIC status in 2010 (for shareholders that acquire our ordinary shares in 2010) depends on the type of assets we hold during the year and the income derived from such assets, we cannot determine as of yet whether or not we will be a PFIC for the 2010 tax year.

U.S. Holders who own our ordinary shares during the taxable year in which we are a PFIC generally will be subject to increased U.S. tax liabilities and reporting requirements for that taxable year and all succeeding years, regardless of whether we continue to meet the income or asset test for PFIC status, although shareholder elections may apply in certain circumstances.  U.S. Holders should consult their own tax advisors regarding our status as a PFIC and the consequences of investment in a PFIC.

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

The mark-to-market election is available only for stock which is regularly traded on a national securities exchange that is registered with the Securities and Exchange Commission or on Nasdaq, or an exchange or market that the U.S. Secretary of the Treasury determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value.  Our ordinary shares are currently quoted on the over-the-counter market in the “Pink Sheets.” As a result of our shares trading on the over-the-counter-market, the mark-to-market election may not be available to you.

Please consult your tax advisor as to the availability of the mark-to-market election, and the tax ramifications of such election (including the special rules that may apply to the gain realized in the year of the election).

Dividends paid by a PFIC (or by a company that was a PFIC in the year preceding the dividend) are not “qualified dividend income” for purposes of the preferential tax rate on dividends discussed above.

Special limitations may apply to use of foreign tax credits arising in connection with distributions on PFIC shares as to which you should consult your tax advisor.

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

F.           Dividends and paying agents

For information regarding dividend restrictions, see “Item 10.B Memorandum and Articles of Association – Dividends and Liquidation Rights”. See also “Item 10.E: Taxation of U.S. Holders”. In the event we were to declare a dividend, we anticipate that our transfer agent, Continental Stock Transfer and Trust, would serve as paying agent.

G.           Statement by experts

The consolidated financial statements of Ellomay Capital Ltd. at December 31, 2009 and 2008, and for each of the three years in the period ended December 31, 2009, included in this annual report, have been audited by Kost Forer Gabbay & Kasierer, a Member of Ernst & Young Global, independent registered public accounting firm, as set forth in their report thereon included elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

H.           Documents on display

Any statement in this report about any of our contracts or other documents is not necessarily complete. If the contract or document is filed as an exhibit to this report or any of our annual reports or to a registration statement or other documents filed by us, the contract or document is deemed to modify the description contained in this report. You must review the exhibits themselves for a complete description of the contract or document.

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

Inflation, Deflation and Fluctuation of Currencies

See “Item 5.A: Impact of Inflation, Deflation and Fluctuation of Currencies.”

Interest Rate

As we did not have any outstanding long-term or short-term bank loans during the year ended December 31, 2009, we are not exposed to interest rate variation on liabilities.

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

We do not otherwise believe the disclosure required by Item 11 of this report to be material to us.

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

ITEM 15: Controls and Procedures

(a) Disclosure Controls and Procedures

Our principal executive officer and principal financial officer evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended) as of the end of the period covered by this annual report. Such disclosure controls and procedures are designed to ensure that information required to be disclosed by us is accumulated and communicated to the appropriate management, including the principal executive officer and principal financial officer, on a basis that permits timely decisions regarding timely disclosure. Based on that evaluation, such principal executive officer and principal financial officer concluded that our disclosure controls and procedures were effective as of the end of the period covered by this annual report.

In order to provide reasonable assurance that the information required to be disclosed by the Company in reports filed under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms our chief executive officer and chief financial officer performed several actions intended to assure the correctness of the information disclosed, including personal discussions with employees involved in the recording, processing and summarizing of information required to be disclosed.

(b) Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) promulgated under the Securities Exchange Act of 1934 as a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

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

The Company’s management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2009. In making this assessment, the Company’s management used the criteria in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Based on this assessment, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2009, our internal control over financial reporting is effective based on those criteria.

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

(c) Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2009 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16: Reserved

ITEM 16A: Audit Committee Financial Expert

In February 2010, our Board determined that it has at least one Audit Committee financial expert, as defined in Item 16A of Form 20-F, serving on the Audit Committee. Barry Ben-Zeev has been designated as the Audit Committee financial expert and was also determined to be “independent” under the applicable SEC and Nasdaq regulations. For additional information regarding Barry Ben-Zeev’s financial experience, see “Item 6: Directors and Senior Management.”

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

ITEM 16C: Principal Accountant Fees and Services

Fees paid to the Independent Registered Public Accounting Firm

Our principal accountants for the years 2008 and 2009 were Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global.

The following table sets forth, for each of the years indicated, the fees paid to our independent registered public accounting firm.

	2008	2009

Audit Fees(1)	$79	$78
Audit-Related Fees	-
Tax Fees(2)	$177	$29
All Other Fees	-
Total	$256	$107
______________________
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

Not Applicable.

ITEM 16E: Purchase of Equity Securities by the Company and Affiliated Purchasers

Not Applicable.

ITEM 16F: Change in Registrant’s Certifying Accountants

Not Applicable.

ITEM 16G: Corporate Governance

Not Applicable.

PART III

ITEM 17: Financial Statements

Not Applicable.

ITEM 18: Financial Statements

See Financial Statements included at the end of this report.

ITEM 19: Exhibits

Number	Description

1.1	Memorandum of Association of the Registrant (translated from Hebrew)(1)
1.2	Second Amended and Restated Articles of the Registrant(2)
2.1	Specimen Certificate for ordinary shares(3)
2.2	Form of Warrant Agreement, dated April 17, 2005 between the Registrant and Dan Purjes(4)
2.3	Form of Registration Rights Agreement, dated March 7, 2005, between the Registrant and Dan Purjes(5)
2.4	Form of Warrant Agreement, dated October 31, 2005, among the Registrant and certain investors(6)
2.5	Form of Registration Rights Agreement, dated September 12, 2005, among the Registrant, certain investors, Bank Hapoalim, Bank Leumi and Israel Discount Bank(6)
2.6	Form of Warrant Agreement, dated December 8, 2005, between the Registrant and Bank Hapoalim B.M.(6)
2.7	Form of Warrant Agreement, dated December 8, 2005, between the Registrant and Bank Leumi le-Israel B.M.(6)
2.8	Form of Warrant Agreement, dated December 8, 2005, between the Registrant and Israel Discount Bank Ltd.(6)
2.9	Form of Subscription Agreement, between the Registrant and certain investors, executed in connection with a private placement completed in January and February 2007(7)
2.10	Form of Warrant Agreement, between the Registrant and certain investors, executed in connection with a private placement completed in January and February 2007 (7)
4.1	1995 Israel Stock Option Plan (previously referred to in Company filings as the 1995 Flexible Stock Incentive Plan or the 1995 Stock Option / Stock Purchase Plan)(2)
4.2	Amendment to the 1995 Israel Stock Option Plan(8)
4.3	1997 Stock Option Plan(9)
4.4	1998 Non-Employee Directors Share Option Plan(7)
4.5	2000 Stock Option Plan(7)
4.6	Form of Indemnification Agreement and Form of Exemption Letter between the Registrant and its officers and directors(10)
4.7	Asset Purchase Agreement, dated December 9, 2007, between the Registrant and Hewlett-Packard Company(11)
4.8	Management Services Agreement, by and among the Registrant, Kanir Joint Investments (2005) Limited Partnership and Meisaf Blue & White Holdings Ltd., effective as of March 31, 2008(12)
4.9	Form of Offer to Repurchase Employee Stock Options, dated April 2, 2008(13)
4.10	Engineering Procurement & Construction Contract for the Construction of a Photovoltaic System in Cingoli, between Ellomay PV One S.R.L. and Ecoware S.P.A., dated March 4, 2010

Number	Description

4.11	Engineering Procurement & Construction Contract for the Construction of a Photovoltaic System in Senigallia, between Ellomay PV One S.R.L. and Ecoware S.P.A., dated March 4, 2010
4.12	Side Agreement, between Ellomay PV One S.R.L. and Ecoware S.P.A., dated March 5, 2010
11	Code of Ethics(14)
12.1	Certification of Principal Executive Officer required by Rule 13a-14(a) and Rule 15d-14(a) (Section 302 Certification)
12.2	Certification of Principal Financial Officer required by Rule 13a-14(a) and Rule 15d-14(a) (Section 302 Certification)
13	Certification of Principal Executive Officer and Principal Financial Officer required by Rule 13a-14(b) and Rule 15d-14(b) (Section 906 Certification)
14.1	Consent of Kost Forer Gabbay & Kasierer
14.2	Consent of BDO Limited
8	List of Subsidiaries of the Registrant (Not Applicable)
_____________________________________

(1)	Previously filed with the Registrant’s Form 20-F for the year ended December 31, 2007 and incorporated by reference herein.
(2)	Previously filed with the Registrant’s Form 20-F for the year ended December 31, 2008 and incorporated by reference herein.
(3)	Previously filed with the Registrant’s Form F-1 (File No. 33-93160) and incorporated by reference herein.
(4)	Previously filed with the Registrant’s Form 6-K dated February 6, 2005 and incorporated by reference herein.
(5)	Previously filed with the Registrant’s Form 20-F for the year ended December 31, 2004 and incorporated by reference herein.
(6)	Previously filed with the Registrant’s Form 6-K dated October 14, 2005 and incorporated by reference herein.
(7)	Previously filed with the Registrant’s Form 20-F for the year ended December 31, 2006 and incorporated by reference herein.
(8)	Previously filed with the Registrant’s Form F-1 (File No. 333-66103) and incorporated by reference herein.
(9)	Previously filed with the Registrant’s Form 6-K dated October 14, 1997 and incorporated by reference herein.
(10)	Previously filed with the Registrant’s Form 6-K dated November 24, 2009 and incorporated by reference herein.
(11)	Previously filed with the Registrant’s Form 6-K dated January 3, 2008 and incorporated by reference herein.
(12)	Previously filed with the Registrant’s Form 6-K dated December 1, 2008 and incorporated by reference herein.
(13)	Previously filed with the Registrant’s Form CB dated April 3, 2008 and incorporated by reference herein.
(14)	Previously filed with the Registrant’s Form 20-F for the year ended December 31, 2003 and incorporated by reference herein.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this report on its behalf.

Ellomay Capital Ltd.

By:	/s/ Ran Fridrich
Ran Fridrich
Chief Executive Officer

Dated: March 10, 2010

ELLOMAY CAPITAL LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2009

IN U. S. DOLLARS

REPORT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of
ELLOMAY CAPITAL LTD.

We have audited the accompanying consolidated balance sheets of Ellomay Capital Ltd. ("the Company") and its subsidiaries as of December 31, 2008 and 2009 and the related consolidated statements of income (operations), changes in shareholders' equity (deficiency) and cash flows for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of a consolidated subsidiary, whose revenues constitute 8% of total consolidated revenues for the year ended December 31, 2007. Those financial statements were audited by another auditor, whose report has been furnished to us, and our opinion, insofar as it relates to amounts included for this subsidiary, is based solely on the report of the other auditor.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditor provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of the other auditor, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries at December 31, 2008 and 2009 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 2i to the consolidated financial statements, the Company adopted the provisions of Statement of Accounting Standards Codification ("ASC") 740-10, Income Taxes (formerly, Financial Accounting Standards Board Interpretation No. 48, "Accounting for Uncertainty in Income Taxes"), on January 1, 2007.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
March 10, 2010	A Member of Ernst & Young Global

ELLOMAY CAPITAL LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2008	2009
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$26,979	$75,280
Short term deposits	49,000	-
Other accounts receivable and prepaid expenses (Note 3)	2,151	944

Total current assets	78,130	76,224

OTHER ASSETS	102	67

PROPERTY AND EQUIPMENT, NET (Note 4)	-	141

Total assets	$78,232	$76,432

The accompanying notes are an integral part of the consolidated financial statements.

ELLOMAY CAPITAL LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	December 31,
	2008	2009

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	37	44
Other accounts payable and accrued expenses (Note 5)	1,974	1,006

Total current liabilities	2,011	1,050

OTHER LONG TERM LIABILITIES (Note 6, Note 10b)	5,292	5,354

COMMITMENTS AND CONTINGENT LIABILITIES (Note 7)

SHAREHOLDERS' EQUITY (Note 9):
Share capital -
Ordinary shares of NIS 1 par value:
Authorized: 170,000,000 at December 31, 2008 and 2009; Issued and outstanding: 73,786,428 at December 31, 2008 and 2009	16,820	16,820
Additional paid-in capital	72,289	72,358
Accumulated deficit	(18,180)	(19,150)

Total shareholders' equity	70,929	70,028

Total liabilities and shareholders' equity	$78,232	$76,432

The accompanying notes are an integral part of the consolidated financial statements.

ELLOMAY CAPITAL LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (OPERATIONS)

U.S. dollars in thousands (except share and per share data)

	Year ended December 31,
	2007	2008	2009
Revenues (Note 12):
Products	$80,228	$10,568	$-
Services	5,379	842	-

Total revenues	85,607	11,410	-

Cost of revenues:
Products (a)	46,549	7,927	-
Inventory write-off	1,169	197	-

	47,718	8,124	-
Services	8,759	2,862	-

Total cost of revenues	56,477	10,986	-

Gross profit	29,130	424	-

Operating expenses:
Research and development, net (Note 13a)	7,046	1,942	-
Selling and marketing	13,815	3,075	-
Doubtful accounts expenses	942	368	-
General and administrative	11,171	9,830	2,194

Total operating expenses	32,974	15,215	2,194

Operating loss	(3,844)	(14,791)	(2,194)
Gain on sale of Company's business, net	-	95,137	-
Financial income (expenses), net (Note 13b)	(1,738)	7,596	1,329

(Loss) income before taxes on income	(5,582)	87,942	(865)
Taxes on income (Note 10d)	838	966	105

Net (loss) income	$(6,420)	$86,976	$(970)

Basic (loss) earnings per share	$(0.09)	$1.19	$(0.01)
Diluted (loss) earnings per share	$(0.09)	$1.01	$(0.01)

Weighted average number of shares used for computing basic (loss) earnings per share	71,537,501	72,972,565	73,786,428
Weighted average number of shares used for computing diluted (loss) earnings per share	71,537,501	86,102,748	73,786,428

(a)	Includes rent expenses charged by a related party totaling $ 372, $ 62 and $ 0 for the years ended December 31, 2007, 2008 and 2009, respectively.

The accompanying notes are an integral part of the consolidated financial statements.

ELLOMAY CAPITAL LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIENCY)

U.S. dollars in thousands (except share data)

	Number of Ordinary Shares outstanding	Share capital	Additional paid-in capital	Accumulated other comprehensive income (loss)	Accumulated deficit	Total comprehensive income (loss)	Total shareholders' equity (deficiency)

Balance as of January 1, 2007	60,523,886	$13,635	$61,956	$(475)	$(96,119)	-	$(21,003)

Issuance of shares and warrants, net	11,734,950	2,774	3,303	-	-	-	6,077
Stock - based compensation	-	-	1,003	-	-	-	1,003
Exercise of stock options	451,669	113	66	-	-	-	179
Cumulative effect adjustment upon adoption of ASC 740	-	-	-	-	(2,617)	-	(2,617)
Comprehensive loss:
Net loss	-	-	-	-	(6,420)	$(6,420)	(6,420)
Foreign currency translation adjustments	-	-	-	602	-	602	602
Total comprehensive loss						$(5,818)

Balance as of December 31, 2007	72,710,505	16,522	66,328	127	(105,156)		(22,179)

The accompanying notes are an integral part of the consolidated financial statements.

ELLOMAY CAPITAL LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIENCY)

U.S. dollars in thousands (except share data)

	Number of			Accumulated
	Ordinary		Additional	other		Total	Total
	Shares	Share	paid-in	comprehensive	Accumulated	comprehensive	shareholders'
	outstanding	capital	capital	income	deficit	income	equity

Balance as of January 1, 2008	72,710,505	16,522	66,328	127	(105,156)		(22,179)

Stock - based compensation	-	-	2,196	-	-	-	2,196
Exercise of warrants	1,065,923	295	215	-	-	-	510
Exercise of stock options	10,000	3	1	-	-	-	4
Repurchase of employee stock options	-	-	(1,451)	-	-	-	(1,451)
Cancellation of a subordinated note to related parties	-	-	5,000	-	-	-	5,000
Comprehensive income:
Net income	-	-	-	-	86,976	$86,976	86,976
Realization of foreign currency translation, net				(127)		(127)	(127)
Total comprehensive income						$86,849

Balance as of December 31, 2008	73,786,428	16,820	72,289	-	(18,180)		70,929

Stock - based compensation	-	-	69	-	-		69
Net loss	-	-	-	-	(970)		(970)
Balance as of December 31, 2009	73,786,428	$16,820	$72,358	$-	$(19,150)		$70,028

The accompanying notes are an integral part of the consolidated financial statements.

ELLOMAY CAPITAL LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2007	2008	2009
Cash flows used in operating activities:

Net income (loss)	$(6,420)	$86,976	$(970)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Gain from sale of Company's business	-	(95,137)	-
Depreciation and amortization	1,387	256	11
Amortization of other intangible assets	42	-	-
Stock – based compensation	1,003	2,196	69
Foreign currency translation loss (gain) on inter company balances with foreign subsidiaries	(453)	109	-
Currency fluctuation of long-term debt	115	24	-
Amortization of accrued interest on restructured debt	-	(7,335)	-
Accrued severance pay, net	14	(405)	-
Decrease (increase) in trade receivables, net	(4,661)	4,812	-
Decrease (increase) in other accounts receivable and prepaid expenses	(1,831)	1,103	513
Increase in inventories	(4,478)	(2,768)	-
Write-off of inventories	1,169	197	-
Decrease(increase) in other assets	(111)	(26)	36
Increase in trade payables	9,833	2,192	7
Increase (decrease) in deferred revenues	170	718	-
Decrease in other accounts payable and accrued expenses	(726)	(3,735)	(968)
Increase in other long-term liability	811	1,661	61

Net cash used in operating activities	(4,136)	(9,162)	(1,241)

Cash flows used in investing activities:

Proceeds from (investment in) restricted cash	(29)	146	-
Investment in short-term bank deposit	-	(49,000)	-
Proceeds from short term bank deposits			49,000
Purchase of property and equipment	(1,170)	(148)	(152)
Proceeds from sale of the Company's business, net (Note 1b)	-	103,554	694

Net cash provided by (used in) investing activities	(1,199)	54,552	49,542

The accompanying notes are an integral part of the consolidated financial statements.

ELLOMAY CAPITAL LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2007	2008	2009
Cash flows from financing activities:

Proceeds from issuance of shares and warrants, net	6,077	-	-
Proceeds from exercise of options and warrants	179	514	-
Repurchase of employee stock option	-	(1,451)	-
Short-term bank credit and short-term loans, net	(66)	(8,960)	-
Payment of long-term loans, including interest on restructured debt	(1,608)	(12,344)	-

Net cash provided by (used in) financing activities	4,582	(22,241)	-

Effect of exchange rate changes on cash and cash equivalents	187	(472)	-

Increase (decrease) in cash and cash equivalents	(566)	22,677	48,301
Cash and cash equivalents at the beginning of the year	4,868	4,302	26,979

Cash and cash equivalents at the end of the year	$4,302	$26,979	$75,280

(1)	Supplemental disclosure of cash flows activities:
	Cash paid during the year for:

	Interest	$1,524	$527	$-

	Taxes	$96	$-	$-

(2)	Supplemental disclosure of non-cash investing activities:

	Transfer of equipment from inventory to property, plant and equipment	$227	$443	$-

	Proceeds to be received from HP (see Note 1b)	$-	$1,183	$-

The accompanying notes are an integral part of the consolidated financial statements.

ELLOMAY CAPITAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL

a.
Ellomay Capital Ltd. (the "Company") (formerly: NUR Macroprinters Ltd.), an Israeli Company, is a shell company whose current plan of operations is to identify and evaluate suitable business opportunities and strategic alternatives, including through the acquisition of all or part of an existing business, pursuing business combinations or otherwise. Refer to Note 14, Subsequent event, for transaction entered into in February 2010. Until February 29, 2008, the Company and its subsidiaries (collectively, the "Group") developed, manufactured, sold and provided support services for digital wide format and super-wide format printing systems for on-demand, short-run printing as well as related consumable products.

Until February 29, 2008, the Company operated through wholly-owned subsidiaries for sales, support services and marketing of the Company's products in their country or region of domicile, some of which were sold to HP. Such entities include NUR Europe S.A. ("NUR Europe") in Belgium (sold to HP), NUR America, Inc. ("NUR America") in the U.S. (dissolved in 2008), NUR Asia Pacific Limited ("NUR Asia Pacific") in Hong Kong, NUR Do Brazil Ltda. ("NUR Brazil") in Brazil (sold to HP) and NUR Japan Ltd. ("NUR Japan") in Japan (sold to HP). As of December 31, 2009 the Company wholly owns, directly and indirectly, several subsidiaries that are currently inactive, most of which are already in the process of being dissolved.

b.
On February 29, 2008 (the "Closing Date"), the sale of the Company's business to HP (the "HP Transaction") was finalized. The aggregate consideration in connection with the HP Transaction amounted to $ 122,600. Of the total consideration, an amount of $ 500 withheld in connection with NUR Europe's obligations with respect to the government grants, and $ 14,500 was deposited into an escrow account to secure the indemnity obligations of the Company and its remaining subsidiaries. The escrow funds, net of amounts distributed to HP in satisfaction of indemnity obligations, were to be distributed to the Company in two installments: $ 9,500 was to be distributed eighteen months following the Closing Date and $ 5,000 was to be distributed twenty-four months following the Closing Date.

In August 2009, the Company received two officer’s certificates from HP requesting the release of funds in the aggregate amounts of approximately $8,100 and Euro 2.4 million from the escrow funds. The claims included in the officer’s certificates mainly refer to payments HP made to the Israeli Office of the Chief Scientist (the “OCS”), in connection with the transfer of technology claimed to have been developed with OCS funding, claims made by suppliers and alleged non-compliance with different environmental and safety regulations.  The Company replied and objected to the claims made in the two Officer's Certificates on October 21, 2009 declining the vast majority of HP's claims (the Company has agreed to release an amount of approximately $300 out of the escrow funds).

An additional officer’s certificate was sent by HP in January 2010 in which HP claims additional losses in the aggregate amount of approximately $2,900 in connection with further issues relating to non-compliance with safety regulations. With respect to the last Officer's Certificate, the Company rejects the claims made in the Officer's Certificate. The Company is of the position that since the due date for submitting an Officer's Certificate has passed, HP cannot attempt to raise new claims against the Escrow Funds.

At this stage it is premature to estimate the outcome and scope of indemnification to be paid to HP, if any, and therefore the escrow funds were not recorded as a receivable and were excluded from the calculation of the capital gain.

ELLOMAY CAPITAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL (Cont.)

As part of the Agreement, the Company agreed to change its corporate name. The Company's name was changed to Ellomay Capital Ltd. in April 2008. In addition, the Company agreed not to solicit any former employees who were transferred to HP or to engage in any business engaged directly in the same business as conducted by the Company at closing, both for a period of three years following the Closing Date.

In connection with the HP Transaction, the Company's Board of Directors approved the acceleration of the vesting of all outstanding employee stock options following the Closing Date and the repurchase, subject to the fulfillment of regulatory requirements, of the then outstanding employee stock options, representing, in the aggregate, rights to purchase approximately 9.9 million ordinary shares of the Company. The aggregate consideration for such employee stock options was approximately $ 3,800. Of the total aggregate consideration, approximately $ 3,100 was paid in July 2008 and an additional payment, up to the aggregate amount, will be calculated after all HP Transaction related issues and other financial aspects of the Company are known and verified and will be paid following the release of the funds deposited in escrow. The Company recorded an accrual in the amount of $ 414 with respect to its future liability, which is included within other long term liabilities.

Upon closing of the HP Transaction, the acceleration resulted in full recognition of the remaining unrecognized compensation costs of $ 2,187. The repurchase was accounted for as a settlement in accordance ASC 718 "Compensation - Stock Compensation" and the amount paid in excess of the fair value of the options repurchased was recognized as additional compensation cost of $1,610 in the statements of income (operations).

In connection with the HP Transaction, the Company's Board of Directors also approved the payment of transaction bonuses to certain employees in the aggregate amount of approximately $ 700 and established that, subject to the aforementioned determination and verification of all transaction related issues and other financial aspects of the Company, additional bonuses may be paid to certain employees, based on criteria, amounts and percentages pre-determined by the Board. The amount of $ 700 was paid during 2008 and was recorded as expense. In addition, the Company recorded a liability for the additional transaction bonuses in the amount of $ 35.

As a result of the HP Transaction and the cessation of virtually all operations, a majority of the Company's employees that have not transferred to HP, including the majority of the Company's senior management, have been terminated by the Company. In connection with such terminations, the Company recorded severance-related expenses in 2008 in the approximate amount of $ 2,800.

In March 2008, following the consummation of the HP Transaction, the Company fully repaid its short-term debt to its lender banks (the "Banks") in the amount of $9,800. In April 2008, it fully repaid outstanding long-term debt to its banks in the amount of $12,100. In May 2008, a $ 5,000 subordinated note due to a related party was cancelled effective as of March 30, 2008. In connection with the cancellation of the subordinated note, the Company recognized a capital contribution of $ 5,000. Upon full repayment of the loans, the Company recognized the remaining balance of accrued interest on restructured debt as financial income of approximately $ 7,335.

ELLOMAY CAPITAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL (Cont.)

As the Company did not acquire a new operating business during the year ended December 31, 2009, the results of operations prior to the consummation of the sale of the business to HP are not reported as "discontinued operations" in the consolidated financial statements in accordance with ASC 360 "Property, Plant, and Equipment".

Following the consummation of the HP Transaction, the Company's primary asset is cash and cash equivalents and therefore, the sole source of income is the interest that such deposits earn. (See Note 14, Subsequent events)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared according to United States generally accepted accounting principles, as follows:

a.	Use of estimates:

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates, judgments and assumptions. The Company's management believes that the estimates, judgments and assumptions used are reasonable based upon information available at the time they are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

b.
Financial statements in U.S. dollars:

Following the HP Transaction, the Company's management believes that the currency of the primary economic environment in which the Company operates is the U.S. dollar ("dollar"). Thus, the dollar is the reporting and functional currency of the Company and its remaining subsidiaries.

Therefore, transactions and balances that are denominated in dollars are presented at their original amounts. Non-dollar transactions and balances have been remeasured to dollars in accordance with ASC 830 "Foreign Currency Matters".

All foreign currency transaction gains and losses are reflected in the statements of income (operations) as financial income or expenses, as appropriate.

Prior to the HP Transaction, for certain subsidiaries the functional currency was determined to be their local currency. For those subsidiaries, assets and liabilities were translated at year-end exchange rates and statement of income (operations) items were translated at average exchange rates prevailing during the year. Such translation adjustments were recorded as a separate component of accumulated other comprehensive loss in shareholders' equity (deficiency).

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

f.	Reclassifications: Certain amounts in prior years' financial statements have been reclassified to conform to the current year's presentation.

g.
Property and equipment, net:

Property and equipment were stated at cost, net of accumulated depreciation. Depreciation was calculated using the straight-line method over the estimated useful lives of the assets at the following annual rates:

%

Office furniture and equipment	6 - 33
Leasehold improvements	Over the shorter of the term of the lease or the useful life

h.
Impairment of long-lived assets:

The Group's long-lived assets were reviewed for impairment in accordance with ASC 360 "Property, Plant, and Equipment". Whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets held for use is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. During 2007, 2008 and 2009, no impairment losses were identified.

i.
Income taxes:

The Company accounts for income taxes in accordance with ASC 740 "Income Taxes". ASC 740 prescribes the use of the liability method whereby deferred tax assets and liability account balances are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to amounts more likely than not to be realized. Deferred tax liabilities and assets are classified as current or non current based on the classification of the related asset or liability for financial reporting, or according to the expected reversal dates of the specific temporary differences if not related to an asset or liability for financial reporting.

ELLOMAY CAPITAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

On January 1, 2007, the Company adopted ASC 740 “Income Taxes” (formerly FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes"). The guidance contains a two-step approach to recognizing and measuring uncertain tax positions accounted for in accordance with ASC 740. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement. The Company accrues interest and penalties related to unrecognized tax benefits in its provision for income tax.

Upon adoption on January 1, 2007, the Group recorded $ 2,617 to accumulated deficit for uncertain tax positions which, if recognized, would affect the effective tax rate. This amount includes accrued interest expenses and penalties related to the unrecognized tax benefit as of that date.

j.
Concentrations of credit risk:

Financial instruments that potentially subject the Group to concentrations of credit risk consist principally of cash and cash equivalents and short-term deposits.

The majority of the Group's cash and cash equivalents are invested in U.S. dollar instruments with major banks in Israel and United States. Such deposits in the United States may be in excess of insured limits and are not insured in other jurisdictions. However, management believes that such financial institutions are financially sound, and accordingly, low credit risk exists with respect to these investments.

The Group has no off-balance-sheet concentration of credit risk.

k.
Severance pay:

The Company's liability for severance pay with respect to employees in Israel, which are not pursuant section 14 of the Severance Pay Law -1963, is calculated pursuant to Israeli severance pay law based on the most recent salary of each employee multiplied by the number of years of employment, as of the balance sheet date. Employees are entitled to one month’s salary for each year of employment, or a portion thereof. Every month the Company makes payments equal to 8.33% of the employee’s salary, to various managers’ insurance policies or similar financial instruments. The Company records as an expense the increase in the severance liability, net of earnings (losses) from the the managers’ insurance policy. The Company's liability is partially provided by such monthly deposits and any unfunded amounts (due to increase in the employee’s salary over time, or losses incurred by the insurance policy fund that invests our deposits) would be paid from operating funds and are covered by a provision the Company records.

With respect to agreements with employees in Israel, pursuant to section 14 of the Severance Pay Law -1963, the Company's contributions for severance pay are instead of its severance liability. Upon fulfillment of the Company's obligation to make a monthly contribution to the managers’ insurance policies or similar financial instruments in the amount of 8.33% of the employee’s monthly salary, no additional payments must later be made to the employee regarding the matter of severance pay upon termination of the employment relationship. Further, the amounts deposited on behalf of such obligation are not stated in the balance sheet, as the Company is released from any further obligation towards the employee once they have been deposited.

ELLOMAY CAPITAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Severance expenses for the years ended December 31, 2007, 2008 and 2009 amounted to approximately $ 905, $ 2,900 and $ 43, respectively. The severance expenses for the year ended December 31, 2008 are mainly attributed to the termination of certain of our employees and of a majority of our senior management in connection with the HP Transaction.

l.	Fair value of financial instruments:

The carrying amounts of cash and cash equivalents, short-term deposits, and other accounts payable approximate their fair value, due to the short-term maturity of such instruments.

m.
Basic and diluted earnings (loss) per share:

Basic earnings (loss) per share is computed based on the weighted average number of Ordinary shares outstanding during each year. Diluted earnings (loss) per share is computed based on the weighted average number of Ordinary shares outstanding during the year plus dilutive potential Ordinary shares considered outstanding during the year, in accordance with ASC 260, "Earnings Per Share".

The total weighted average number of options and warrants excluded from the calculations of diluted earnings (loss) per share was 54,749,478, 7,393,004 and 41,718,840 for the years ended December 31, 2007, 2008 and 2009, respectively.

n.
Fair value measurements

The Company measures their cash equivalents and short term deposits at fair value. Fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability. A three-tier fair value hierarchy is established as a basis for considering such assumptions and for inputs used in the valuation methodologies in measuring fair value:

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

Cash equivalents and short-term deposits are classified within level 2. This is because the Company values their cash equivalents and short term deposits using alternative pricing sources and models utilizing market observable inputs.

o.
Accounting for stock-based compensation:

The Company accounts for stock-based compensation in accordance with ASC 718 "Compensation - Stock Compensation". ASC 718 requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company's consolidated statements of income (operations).

The Company recognizes compensation expenses for the value of its awards granted based on the straight line method over the requisite service period of each of the awards, net of estimated forfeitures. ASC 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Estimated forfeitures are based on actual historical pre-vesting forfeitures.

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

The fair value for options granted in 2007, 2008 and 2009 is estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	Year ended December 31,
	2007	2008	2009

Dividend yield	0%	0%	0%
Expected volatility	1.07	0.8	0.5
Risk-free interest	4.41%	2.76%	1.14%
Expected life (in years)	3.5	2	3

ELLOMAY CAPITAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

p.
Revenue recognition:

Prior to the consummation of the HP Transaction, the Company generated revenues from the sale of its printers, inks and consumable products and from services to its products. The Company generated revenues from sale of its products directly to end-users and indirectly through independent distributors.

Revenues from printer sales were recognized in accordance with ASC 605 "Revenue Recognition" upon installation, provided that the collection of the resulting receivable was probable, there was persuasive evidence of an arrangement, no significant obligations in respect of installation remained and the price was fixed or determinable. The Company did not grant a right of return.

Revenues from selling these products to independent distributors were deferred until the Company's products were installed in their customers' premises, provided that all other revenue recognition criteria were met.

When a sale involved multiple elements, such as sales of printers that include a right to receive specified upgrades or an extended warranty agreement, the entire fee from the arrangement was evaluated under ASC 605-25, "Multiple-Element Arrangements". In such arrangements, the Company accounted for the separate elements as different units of accounting, provided that the delivered element had value to the customer on a standalone basis and there was objective and reliable evidence of the fair value of the undelivered element. In cases where there was no objective and reliable evidence of the fair value of the undelivered element, the Company accounted for the total arrangement as one unit of accounting. As such, the Company recognized revenue for the arrangement only when all revenue recognition criteria were met for the undelivered element.

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

ELLOMAY CAPITAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

q.	Research and development costs, net: Research and development costs were charged to the statement of operations as incurred, net of grants received.

NOTE 3:-	OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,
	2008	2009

Government authorities	$311	$147
Interest receivable	567	99
Proceeds to be received from HP	1,183	500
Prepaid expenses	33	108
Other	57	90

	$2,151	$944

NOTE 4:-	PROPERTY AND EQUIPMENT, NET

Composition of property and equipment was as follows:

December 31, 2009
Cost:
Office furniture and equipment	$99
Leasehold improvements	53

152
Accumulated depreciation	11

Property, plant and equipment, net	$141

NOTE 5:-	OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	December 31,
	2008	2009

Employees and payroll accruals	$532	$119
Government authorities	82	-
Professional services	107	99
Provision for legal claims	180	33
Accrued expenses	1,073	755

	$1,974	$1,006

ELLOMAY CAPITAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 6:-	OTHER LONG-TERM LIABILITIES

	December 31,
	2008	2009

Unrecognized tax benefits (refer to Note 10b)	$4,584	$4,644
Other long-term liabilities	708	710

	$5,292	$5,354

NOTE 7:-          COMMITMENTS AND CONTINGENT LIABILITIES

a.
Operating and capital lease commitments:

Prior to the HP Transaction, the Company and most of its subsidiaries rented their facilities under various operating lease agreements.

Following HP Transaction, most of the operating and capital lease commitments were assumed by HP (see Note 1b).  The Company has retained a lease of premises of its former US subsidiary, NUR America, which is fully sub-leased to a third party. In respect to our leased office space in Tel Aviv, the Company has the option to extend the lease until 2016.

The following table summarizes the remaining annual rental commitments as of the periods indicated under non-cancelable operating leases and sub-lease arrangements with initial or remaining terms of more than one year, reflecting the terms that were in effect as of December 31, 2009:

Year ended December 31,	Operating lease	Sub-lease	Total

2010	$363	$(428)	$(65)
2011	75	(35)	40
2012	64	-	64
2013	64	-	64
2014 and thereafter	147	-	147

Total minimum lease payments (proceeds)	$713	$(463)	$250

Total rental lease expenses (income), net for the years ended December 31, 2007, 2008 and 2009 were $ 1,691, $ 282 and $ (24), respectively.

Total sub-lease income for the years ended December 31, 2007, 2008 and 2009 was $ 378, $ 416 and $ 428, respectively.

Total vehicle lease expenses for the years ended December 31, 2007, 2008 and 2009 were $ 1,524, $ 254 and $ 0, respectively.

ELLOMAY CAPITAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 7:-          COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

b.	Litigation:

1.
During 2008, a former employee of a subsidiary filed a lawsuit against the Company in the amount of $ 322.5 alleging the Company did not provide him with the appropriate amount of time to exercise his stock options following the termination of the applicable blackout period. The Company and the former employee were negotiating a settlement proposal by which the Company undertook to pay an amount of approximately $ 33 and this amount was to be considered as the gross, exhaustive and final consideration paid to the former employee. A provision was recorded in the amount offered. Although the parties did not arrive to a settlement, the former employee chose on the hearing of April 3, 2009 to withdraw his claim. The former employee has a right to re-launch his claim in this matter.

2.
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

The customer may elect to start new proceedings against another subsidiary operating in Hong Kong. However, to date, the customer has not filed any claim in Hong Kong. Based on management's estimation and the opinion of its legal counsel, it is less than likely that the second subsidiary will be required to pay the amount ruled against the subsidiary in China. Therefore, no provision was recorded with respect to this claim.

3.
During 2002, a client filed a lawsuit in China against a subsidiary seeking reimbursement in the amount of $ 400 alleging bad quality of products. In July 2005, the court ruled that the subsidiary is to reimburse the client an amount of $ 286. The subsidiary no longer operates in China and under current law the ruling in China is not enforceable in Hong Kong. The subsidiary notified the customer in March 2006 that it intends to vigorously defend its claims if submitted to court in Hong Kong. To date, the customer has not filed any claim in Hong Kong. Based on management's estimation and the opinion of its legal counsel, it is less than likely that the subsidiary will be required to pay the amount ruled against it in China. Therefore, no provision was recorded with respect to this claim.

4.
In September 2003, the Company filed a lawsuit against a former distributor of the Company, for the collection of unpaid invoices in the amount of $ 420. In February 2004, the former distributor filed a statement of defense denying the Company's claims and it also filed a counter-claim for alleged damages caused to it by the Company in the amount of $ 210. Based on the opinion of its legal counsel, management believes that the counter-claim that was filed by the former distributor is without merit and that a loss is not probable. Therefore, a provision was not recorded with respect to this claim.

5.
In December 2003, a client of a subsidiary filed a lawsuit alleging that a machine purchased by it failed to perform. The customer is seeking reimbursement of the purchase price paid by it in the amount of $ 290. In January 2010 the court dismissed the suit. The court's ruling may still be subject to an appeal by the client.

ELLOMAY CAPITAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 7:-          COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

6.
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

7.
In February 2007, a claim was filed against the Company and one of its former officers by a person claiming to have been an agent of the Company in West Africa for commissions on sales of printers. The claim is for NIS 3,000 thousand ($ 795). The Company filed a statement of defense denying all claims, both with respect to the causes of action and with respect to the factual allegations in the claim. Based on management's estimation and the opinion of its legal counsel, no provision was recorded with respect to this claim.

8.
From time to time, the Company is party to other various legal proceedings, claims and litigation that arise in the normal course of business. It is the opinion of management that the ultimate outcome of these matters will not have a material adverse effect on the Company's financial position, results of operations or cash flows.

9.	The Company has an outstanding indemnification obligation pursuant to the terms of the Asset Purchase Agreement with HP (see Note 1b)

NOTE 8:-	TRANSACTIONS AND BALANCES WITH RELATED PARTIES

On December 30, 2008, the Company's shareholders approved the terms of a management services agreement entered into among the Company, Kanir Joint Investments (2005) Limited Partnership ("Kanir") and Meisaf Blue & White Holdings Ltd. ("Meisaf"), a company controlled by the Company's chairman of the board and controlling shareholder,  effective as of March 31, 2008 (the "Management Agreement"). According to the Management Agreement, Kanir and Meisaf, through their employees, officers and directors, provide assistance to the Company in all aspects of the new operations process, including but not limited to, any activities to be conducted in connection with identification and evaluation of the business opportunities, the negotiations and the integration and management of any new operations and including discussions with the Company's  management to assist and advise them on such matters and on any matters concerning the Company's affairs and business. In consideration of the performance of the management services and the board services pursuant to the Management Agreement, the Company agreed to pay Kanir and Meisaf an aggregate annual management services fee in the amount $ 250.

ELLOMAY CAPITAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:-	SHAREHOLDERS' EQUITY (DEFICIENCY)

a.
The Ordinary shares of the Company were traded until May 2005 on the Nasdaq Capital Market. From May 19, 2005, the Company's Ordinary shares have been quoted over-the-counter in the "pink sheets".

On April 17, 2005, the Company's shareholders approved an increase of the Company's authorized Ordinary shares to 120,000,000 and an additional increase to 170,000,000 was approved on October 27, 2005.

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

d.	Stock Option Plans:

1.
In December 1998, the Company's shareholders approved the non-employee director stock option plan (the "1998 plan") according to which 250,000 options are available for grant with an exercise price of the average of the closing bid and sale price at the issuance date. Each option granted is vested immediately and expires after 10 years. Generally, the Company grants options under the plan with an exercise price equal to the market price of the underlying shares on the date of grant. In January 2008 the Company's board of directors extended the 1998 Plan by an additional 10 years and the current expiration date of the 2000 Plan is December 8, 2018.

In August 2000, the Company's board of directors adopted the 2000 Stock Option Plan (the "2000 Plan"). According to the 2000 Plan, 2,000,000 options may be granted to officers, directors, employees and consultants of the Company and its subsidiaries. The Options usually vest over a three or four-year period. The exercise price of the options under the 2000 Plan is determined to be not less than 80% of the fair market value of the Company's Ordinary shares at the time of grant, and they usually expire after 10 years from the date of grant. In June 2008 the Company's board of directors extended the 2000 Plan by an additional 10 years and the current expiration date of the 2000 Plan is August 31, 2018. Generally, the Company granted options under the plan with an exercise price equal to the market price of the underlying shares on the date of grant.

Following increases in options reserved for issuance under the Company's 1998 and 2000 Plans, the Company reserved for issuance 750,000 and 17,724,590 Ordinary shares, respectively. As of December 31, 2009, 192,530 options are outstanding and 473,303 Ordinary shares are available for future grants under the 1998 Plan and 1,321,100 options are outstanding and 5,950,928 Ordinary shares are available for future grants under the 2000 Plan (the number of Ordinary shares available for issuance under the 2000 Plan was reduced by the number of Ordinary shares underlying options repurchased by the Company as more fully detailed in Note 1b). Options that are cancelled or forfeited before expiration become available for future grant.

ELLOMAY CAPITAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:-	SHAREHOLDERS' DEFICIENCY (Cont.)

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

Any options not repurchased (due to their relatively high exercise price) were canceled during 2008 pursuant to their terms and the terms of the 2000 Plan.

During 2007, 2008 and 2009, the Company granted to directors 30,000, 43,333 and 45,863 options, respectively.

During 2009 the Company granted to one of its senior employee 1,321,100 options. There were no other grants during 2009.

As of December 31, 2009, the Company had approximately $ 123 of unrecognized compensation expense related to non-vested stock options awards, expected to be recognized over 2 years.

2.	A summary of the Company's employee and director share option activity through December 31, 2009 for the Plans is as follows:

	Options outstanding and exercisable
	Number of options	Weighted average exercise price
Balance as of January 1, 2007	11,852,064	$0.60
Options granted	1,490,000	$0.59
Options exercised	(451,669)	$0.40
Options forfeited or expired	(2,662,194)	$0.81
Balance as of December 31, 2007	10,228,201	$0.54
Options granted	43,333	$0.50
Options exercised	(10,000)	$0.31
Options repurchased	(9,893,550)	$0.52
Options forfeited or expired	(221,317)	$1.50
Balance as of December 31, 2008	146,667	$0.65
Options granted	1,366,963	$0.85
Balance as of December 31, 2009	1,513,630	$0.83
Exercisable as of December 31, 2009	632,747	$0.78
Exercisable as of December 31, 2008	146,667	$0.65

As of December 31, 2009, 632,747 options were outstanding and expected to vest.

ELLOMAY CAPITAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:-	SHAREHOLDERS' DEFICIENCY (Cont.)

	Year ended December 31, 2009
	Options	Aggregate intrinsic value (in thousands)

Outstanding as of January 1, 2009	146,667	$	*) 9
Granted	1,366,963		$6

Outstanding as of December 31, 2009	1513,630	$	***) 20
Exercisable as of December 31, 2009	632,747	$	**) 20

*)
Represents intrinsic value of 63,333 options that are in-the-money as of December 31, 2008. The remaining 83,334 options are out of the money as of December 31, 2008 and their intrinsic value was considered as zero.

**)
Represents intrinsic value of 140,042 options that are in-the-money as of December 31, 2009. The remaining 492,705 options are out of the money as of December 31, 2009 and their intrinsic value was considered as zero.

***)
Represents intrinsic value of 140,500 options that are in-the-money as of December 31, 2009. The remaining 1,373,130 options are out of the money as of December 31, 2009 and their intrinsic value was considered as zero.

3.	The options outstanding as of December 31, 2009 have been separated into ranges of exercise price, as follows:

Outstanding
		Weighted
Range of		average remaining	Weighted average
exercise	Options	contractual	exercise
price	outstanding	life	price
		Years

$0.31-0.50	103,833	8.4	$0.45
$0.58-0.73	62,603	7.43	$0.63
$0.86-0.92	1,340,527	8.96	$0.86
$1.63-1.86	6,667	3.88	$1.86

	1,513,630		$0.83

The weighted average remaining contractual term of options exercisable as of December 31, 2009 is 8.58 years.

ELLOMAY CAPITAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:-	SHAREHOLDERS' DEFICIENCY (Cont.)

4.
All options granted during 2007, 2008 and 2009 were granted with exercise price equal or higher than the market price on the date of grant. Weighted average fair values and exercise price of options on dates of grant are as follows:

	Equal market price
	2007	2008	2009

Weighted average exercise prices	$0.59	$0.50	$0.85
Weighted average fair value on grant date	$0.41	$0.22	$0.14

5.	The Company's outstanding warrants as of December 31, 2009, are as follows:

Issuance date	Number of warrants issued	Exercise price per share	Warrants exercisable	Expiration date

April 2005	3,000,000	$0.75	3,000,000	April 2010
October 2005	25,714,286	$0.40	25,714,286	October 2010
December 2005	8,000,000	$0.35	8,000,000	December 2010
January 2007	2,131,596	$0.65	2,131,596	January 2012
February 2007	1,388,889	$0.65	1,388,889	February 2012

	40,234,771		40,234,771

In September 2008, warrants to purchase 240,000 ordinary shares, at an exercise price of $ 0.52 per share, were exercised. In October 2008, warrants to purchase 825,923 ordinary shares at an exercise price of $0.34 per share, held equally by Kanir and Shlomo Nehama, were exercised.  These exercises resulted in the receipt by us of aggregate consideration in the amount of $ 510.

6.
Dividends:

In the event that cash dividends are declared in the future, such dividends will be paid in NIS. A dividend paid to shareholders outside Israel will be converted into dollars, on the basis of the exchange rate prevailing at the date of payment. The Company does not intend to pay cash dividends in the foreseeable future.

NOTE 10:-	TAXES ON INCOME

a.
Israeli taxation:

Corporate tax structure:

Taxable income of Israeli companies is subject to tax at the rate of, 29% in 2007, 27% in 2008, 26% in 2009, 25% in 2010, 24% in 2011, 23% in 2012, 22% in 2013, 21% in 2014, 20% in 2015 and 18% in 2016 and thereafter.

ELLOMAY CAPITAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:-	TAXES ON INCOME (Cont.)

b.
Uncertain tax positions:

As of December 31, 2009, the total amount of unrecognized tax benefits was $ 4,644 which, if recognized, would affect the effective tax rates in future periods. Included in that amount are cumulative accrued interest and penalties in respect to uncertain tax positions of $ 1,026 at December 31, 2009, of which $ 60 for interest and penalties expenses were recorded during 2009.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	2008	2009

Beginning balance	$3,618	$4,584
Additions for prior year tax positions	318	60
Additions for current year tax position	648	-

Ending balance	$4,584	$4,644

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

ELLOMAY CAPITAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:-	TAXES ON INCOME (Cont.)

c.	Theoretical tax expenses: Statutory rate applied to corporations in Israel and the actual tax expense, is as follows:

	Year ended December 31,
	2007	2008	2009

(Loss) income before taxes on income	$(5,582)	$87,942	$(865)

Statutory tax rate	29%	27%	26%

Theoretical tax expense (benefit)	$(1,619)	$23,744	$(225)
Increase (decrease) in taxes:
Approved enterprise	1,225	490	-
Income subject to reduced tax rate	226	(920)	26
Permanent differences	1,168	(17,500)	24
Foreign exchange differences	180	1,279	(20)
Utilization of carryforward losses for which valuation allowance was provided	(1,327)	(10,294)	-
Deferred taxes on losses, reserves and allowances for which a valuation allowance was provided	985	4,167	300

Actual tax expense	$838	$966	$105

Basic net Income (loss) per share amount of the tax benefit resulting from "Approved Enterprise" status	*) -	-	-
Diluted net Income (loss) per share amount of the tax benefit resulting from "Approved Enterprise" status	*) -	-	-

*)       Less than $ 0.01

d.	Taxes on income included in the statements of income (operations):

	Year ended December 31,
	2007	2008	2009
Current:
Domestic	$434	$130	$60
Foreign	404	836	45

	$838	$966	$105

ELLOMAY CAPITAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:-	TAXES ON INCOME (Cont.)

e.
Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Group's deferred tax assets are as follows:

	December 31,
	2008	2009
Deferred tax asset:
Net operating losses and deductions carryforward	$23,825	$22,179
Stock-based compensation	587	-
Others	158	-

Deferred tax assets before valuation allowance	24,571	22,179
Valuation allowance (1)	(24,571)	(22,179)

Net deferred tax assets	$-	$-

(1)
The Group has provided valuation allowances in respect of deferred tax assets resulting from tax losses carryforward and other temporary differences. Management currently believes that since the Company has a history of losses it is more likely than not that the deferred tax regarding all losses carryforward will not be utilized in the foreseeable future.

The net change in the valuation allowance in the year ended 31 December, 2009 in the amount of approximately $2,392 was mainly as a result of the change in the Israeli tax rate in future years.

f.
Carryforward tax losses and deductions:

As of December 31, 2009, Ellomay Capital Ltd. had available carryforward tax losses and deductions aggregating to approximately $ 31,000, which have no expiration date.

NUR Asia Pacific had available carryforward losses as of December 31, 2009 aggregating to approximately $ 2,000, which have no expiration date.

NUR Media Solutions had available carryforward losses as of December 31, 2009 aggregating to approximately $ 6,000, which have no expiration date.

Additional carryforward losses of NUR America and NUR Salsa, which are located in the U.S, amount to approximately $ 33,000. Utilization of U.S. net operating losses may be subject to substantial annual limitation due to the "change in ownership provision of the Internal Revenue Code of 1986" and similar state provisions.  As NUR America and NUR Salsa were dissolved during 2008, once their 2008 tax assessments are deemed final, the remaining unutilized carryforward losses will expire.

ELLOMAY CAPITAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:-	TAXES ON INCOME (Cont.)

g.	(Loss) income before taxes on income consists of the following:

	Year ended December 31,
	2007	2008	2009

Domestic	$(8,747)	$86,697	$(742)
Foreign	3,165	1,245	(123)

	$(5,582)	$87,942	$(865)

NOTE 11:-	EARNINGS PER SHARE The following table sets forth the computation of basic and diluted earnings per share:

	Years ended December 31,
	2007	2008	2009

Net (loss) income	$(6,420)	$86,976	$(970)

Weighted average Ordinary shares outstanding	71,537,501	72,972,565	73,786,428

Dilutive effect:
Employee stock options and warrants	-	13,783,971	-

Diluted weighted average Ordinary shares outstanding	-	86,102,748	73,786,428

Basic earnings (loss) per share	$(0.09)	$1.19	$(0.01)

Diluted earnings (loss) per share	$(0.09)	$1.01	$(0.01)

NOTE 12:-	MAJOR CUSTOMERS AND GEOGRAPHIC INFORMATION

a.
Summary information about geographic areas:

The Company manages its business on the basis of one reportable segment. Refer to Note 1a for a description of the Company's business. The following data is presented in accordance with ASC 280, "Segment Reporting". Total revenues are attributed to geographical areas based on location of end customers.

ELLOMAY CAPITAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:-	MAJOR CUSTOMERS AND GEOGRAPHIC INFORMATION (Cont.)

The following table presents total revenues for the years ended December 31, 2007, 2008 and 2009 and long-lived assets as of December 31, 2008 and 2009:

	2007	2008		2009
	Total	Total	Long-lived	Total	Long-lived
	revenues	revenues	assets	revenues	assets

Asia	$10,811	$664	$-	$-	$-
Europe and Middle East	48,344	7,589	-	-	141
America	26,452	3,157	-	-	-

	$85,607	$11,410	$-	$-	$141

b.	Product lines: Total revenues from external customers distributed on the basis of the Company's product lines are as follows:

	Year ended December 31,
	2007	2008	2009

Printers and spare parts	$53,592	$6,606	$-
Ink	26,636	3,962	-
Services	5,379	842	-

	$85,607	$11,410	$-

c.	Major customer data as a percentage of total revenues: The Group did not have any major customers that represented 10% or more of the consolidated revenues for 2007, 2008 and 2009.

NOTE 13:-	SELECTED STATEMENTS OF INCOME (OPERATIONS) DATA

a.	Research and development, net:

	Year ended December 31,
	2007	2008	2009

Research and development expenses	$7,425	$1,942	$-
Less – participation of the government in research and development projects	379	-	-

	$7,046	$1,942	$-

ELLOMAY CAPITAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:-	SELECTED STATEMENTS OF INCOME (OPERATIONS) DATA (Cont.)

a.	Financial expenses, net:

	Year ended December 31,
	2007	2008	2009
Expenses:
Interest on short-term bank credit and other charges	$(512)	$(610)	$(9)
Interest on long-term loans	(54)	-	-
Foreign currency loss	(9,329)	(3,278)	(123)

	(9,895)	(3,888)	(132)
Income:
Interest on bank deposits and other	36	1,808	1,314
Interest on restructured debt (see Note 1b)	-	7,335	-
Foreign currency gain	8,121	2,341	147

	8,157	11,484	1,461

	$(1,738)	$7,596	$1,329

NOTE 14:-	SUBSEQUENT EVENTS

On March 4, 2010, the Company signed two Engineering Procurement & Construction Contracts with an Italian contractor, for the design, supply, construction, assembly and commissioning of two photovoltaic plants approximately 750KWp each, to be located in Italy, for an aggregate cost of approximately 4.5 million Euros. Additional ancillary expenses are expected to amount to approximately 0.2 million Euros. Following the commissioning of the two photovoltaic plants, it is intended that the contractor shall operate and maintain the two photovoltaic power plants, for an annual fee, and an annual fee shall be paid to the owners of the land under the land rights use agreements.