Form 20-F/A
period 2009-12-31
Ellomay Capital Ltd.
filed 2010-11-12
CIK 946394

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F/A
(Amendment No. 1)
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

Yes ☐   No ☐

EXPLANATORY NOTE

This Amendment no. 1 (the “Amendment”) to the Annual Report on Form 20-F for the year ended December 31, 2009 and Shell Company Report (the “Original Report”), of Ellomay Capital Ltd. (the “Registrant”) is being filed to include the auditors’ report of BDO Limited (formerly BDO McCabe Lo Limited) (“BDO”), which were the independent auditors of one of our subsidiaries until December 31, 2007.

The Original Report, filed by the Registrant on March 10, 2010, included BDO’s consent for the incorporation by reference of their audit report, dated June 26, 2008, in previously filed registration statements of the Registrant. However, the audit report itself was inadvertently omitted from the Original Report.  It should be noted that BDO’s report, dated June 26, 2008, was included in the Registrant’s Annual Reports for the years ended December 31, 2007 and December 31, 2008.

Other than as expressly set forth herein, this Amendment does not, and does not purport to, amend or restate any other information contained in the Original Report, nor does this Amendment reflect any events that have occurred after the Original Report was filed.

ITEM 18: Financial Statements

See Financial Statements included at the end of this report.

ITEM 19: Exhibits

Number	Description
1.1	Memorandum of Association of the Registrant (translated from Hebrew)(1)
1.2	Second Amended and Restated Articles of the Registrant(2)
2.1	Specimen Certificate for ordinary shares(3)
2.2	Form of Warrant Agreement, dated April 17, 2005 between the Registrant and Dan Purjes(4)
2.3	Form of Registration Rights Agreement, dated March 7, 2005, between the Registrant and Dan Purjes(5)
2.4	Form of Warrant Agreement, dated October 31, 2005, among the Registrant and certain investors(6)
2.5	Form of Registration Rights Agreement, dated September 12, 2005, among the Registrant, certain investors, Bank Hapoalim, Bank Leumi and Israel Discount Bank(6)
2.6	Form of Warrant Agreement, dated December 8, 2005, between the Registrant and Bank Hapoalim B.M.(6)
2.7	Form of Warrant Agreement, dated December 8, 2005, between the Registrant and Bank Leumi le-Israel B.M.(6)
2.8	Form of Warrant Agreement, dated December 8, 2005, between the Registrant and Israel Discount Bank Ltd.(6)
2.9	Form of Subscription Agreement, between the Registrant and certain investors, executed in connection with a private placement completed in January and February 2007(7)
2.10	Form of Warrant Agreement, between the Registrant and certain investors, executed in connection with a private placement completed in January and February 2007 (7)
4.1	1995 Israel Stock Option Plan (previously referred to in Company filings as the 1995 Flexible Stock Incentive Plan or the 1995 Stock Option / Stock Purchase Plan)(2)
4.2	Amendment to the 1995 Israel Stock Option Plan(8)
4.3	1997 Stock Option Plan(9)
4.4	1998 Non-Employee Directors Share Option Plan(7)
4.5	2000 Stock Option Plan(7)
4.6	Form of Indemnification Agreement and Form of Exemption Letter between the Registrant and its officers and directors(10)
4.7	Asset Purchase Agreement, dated December 9, 2007, between the Registrant and Hewlett-Packard Company(11)
4.8	Management Services Agreement, by and among the Registrant, Kanir Joint Investments (2005) Limited Partnership and Meisaf Blue & White Holdings Ltd., effective as of March 31, 2008(12)

Number	Description
4.9	Form of Offer to Repurchase Employee Stock Options, dated April 2, 2008(13)
4.10	Engineering Procurement & Construction Contract for the Construction of a Photovoltaic System in Cingoli, between Ellomay PV One S.R.L. and Ecoware S.P.A., dated March 4, 2010(14)
4.11	Engineering Procurement & Construction Contract for the Construction of a Photovoltaic System in Senigallia, between Ellomay PV One S.R.L. and Ecoware S.P.A., dated March 4, 2010(14)
4.12	Side Agreement, between Ellomay PV One S.R.L. and Ecoware S.P.A., dated March 5, 2010(14)
8	List of Subsidiaries of the Registrant (Not Applicable)
11	Code of Ethics(15)
12.1	Certification of Principal Executive Officer required by Rule 13a-14(a) and Rule 15d-14(a) (Section 302 Certification)
12.2	Certification of Principal Financial Officer required by Rule 13a-14(a) and Rule 15d-14(a) (Section 302 Certification)
13	Certification of Principal Executive Officer and Principal Financial Officer required by Rule 13a-14(b) and Rule 15d-14(b) (Section 906 Certification)
14.1	Consent of Kost Forer Gabbay & Kasierer
14.2	Consent of BDO Limited
_____________________________________

(1)	Previously filed with the Registrant’s Form 20-F for the year ended December 31, 2007 and incorporated by reference herein.
(2)	Previously filed with the Registrant’s Form 20-F for the year ended December 31, 2008 and incorporated by reference herein.
(3)	Previously filed with the Registrant’s Form F-1 (File No. 33-93160) and incorporated by reference herein.
(4)	Previously filed with the Registrant’s Form 6-K dated February 6, 2005 and incorporated by reference herein.
(5)	Previously filed with the Registrant’s Form 20-F for the year ended December 31, 2004 and incorporated by reference herein.
(6)	Previously filed with the Registrant’s Form 6-K dated October 14, 2005 and incorporated by reference herein.
(7)	Previously filed with the Registrant’s Form 20-F for the year ended December 31, 2006 and incorporated by reference herein.
(8)	Previously filed with the Registrant’s Form F-1 (File No. 333-66103) and incorporated by reference herein.
(9)	Previously filed with the Registrant’s Form 6-K dated October 14, 1997 and incorporated by reference herein.
(10)	Previously filed with the Registrant’s Form 6-K dated November 24, 2009 and incorporated by reference herein.
(11)	Previously filed with the Registrant’s Form 6-K dated January 3, 2008 and incorporated by reference herein.
(12)	Previously filed with the Registrant’s Form 6-K dated December 1, 2008 and incorporated by reference herein.
(13)	Previously filed with the Registrant’s Form CB dated April 3, 2008 and incorporated by reference herein.
(14)	Previously filed with the Original Report and incorporated by reference herein.
(15)	Previously filed with the Registrant’s Form 20-F for the year ended December 31, 2003 and incorporated by reference herein.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this report on its behalf.

Ellomay Capital Ltd.

By:	/s/ Ran Fridrich
Ran Fridrich
Chief Executive Officer

Dated: November 12, 2010

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

We have audited the accompanying balance sheet of NUR Asia Pacific Limited (the “Company”) as of December 31, 2007 and the related statements of operations, stockholders’ deficit and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of NUR Asia Pacific Limited as of December 31, 2007, and the results of its operations and cash flows for year then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ BDO McCabe Lo Limited

BDO McCabe Lo Limited
Certified Public Accountants

Hong Kong, June 26, 2008

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