Form 20-F/A
period 2009-12-31
Ellomay Capital Ltd.
filed 2010-12-20
CIK 946394

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F/A
(Amendment No. 2)
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

Yes ☐   No ☐

EXPLANATORY NOTE

This Amendment no. 2 (“Amendment No. 2”) to the Annual Report on Form 20-F for the year ended December 31, 2009 and Shell Company Report (the “Original Report”), of Ellomay Capital Ltd. (the “Registrant”), as amended by Amendment No. 1 to the Original Report (“Amendment No. 1”),  is being filed to include annexes that were not filed with exhibits 4.10 and 4.11 to the Original Report. Exhibits 4.10 and 4.11 are hereby filed in their entirety.

Other than as expressly set forth herein, this Amendment No. 2 does not, and does not purport to, amend or restate any other information contained in the Original Report or Amendment No. 1, nor does this Amendment No. 2 reflect any events that have occurred after the Original Report or Amendment No. 1 were filed.

ITEM 19: Exhibits

Number	Description
1.1	Memorandum of Association of the Registrant (translated from Hebrew)(1)
1.2	Second Amended and Restated Articles of the Registrant(2)
2.1	Specimen Certificate for ordinary shares(3)
2.2	Form of Warrant Agreement, dated April 17, 2005 between the Registrant and Dan Purjes(4)
2.3	Form of Registration Rights Agreement, dated March 7, 2005, between the Registrant and Dan Purjes(5)
2.4	Form of Warrant Agreement, dated October 31, 2005, among the Registrant and certain investors(6)
2.5	Form of Registration Rights Agreement, dated September 12, 2005, among the Registrant, certain investors, Bank Hapoalim, Bank Leumi and Israel Discount Bank(6)
2.6	Form of Warrant Agreement, dated December 8, 2005, between the Registrant and Bank Hapoalim B.M.(6)
2.7	Form of Warrant Agreement, dated December 8, 2005, between the Registrant and Bank Leumi le-Israel B.M.(6)
2.8	Form of Warrant Agreement, dated December 8, 2005, between the Registrant and Israel Discount Bank Ltd.(6)
2.9	Form of Subscription Agreement, between the Registrant and certain investors, executed in connection with a private placement completed in January and February 2007(7)
2.10	Form of Warrant Agreement, between the Registrant and certain investors, executed in connection with a private placement completed in January and February 2007 (7)
4.1	1995 Israel Stock Option Plan (previously referred to in Company filings as the 1995 Flexible Stock Incentive Plan or the 1995 Stock Option / Stock Purchase Plan)(2)
4.2	Amendment to the 1995 Israel Stock Option Plan(8)
4.3	1997 Stock Option Plan(9)
4.4	1998 Non-Employee Directors Share Option Plan(7)
4.5	2000 Stock Option Plan(7)
4.6	Form of Indemnification Agreement and Form of Exemption Letter between the Registrant and its officers and directors(10)
4.7	Asset Purchase Agreement, dated December 9, 2007, between the Registrant and Hewlett-Packard Company(11)
4.8	Management Services Agreement, by and among the Registrant, Kanir Joint Investments (2005) Limited Partnership and Meisaf Blue & White Holdings Ltd., effective as of March 31, 2008(12)
4.9	Form of Offer to Repurchase Employee Stock Options, dated April 2, 2008(13)
4.10	Engineering Procurement & Construction Contract for the Construction of a Photovoltaic System in Cingoli, between Ellomay PV One S.R.L. and Ecoware S.P.A., dated March 4, 2010

Number	Description
4.11	Engineering Procurement & Construction Contract for the Construction of a Photovoltaic System in Senigallia, between Ellomay PV One S.R.L. and Ecoware S.P.A., dated March 4, 2010
4.12	Side Agreement, between Ellomay PV One S.R.L. and Ecoware S.P.A., dated March 5, 2010(14)
8	List of Subsidiaries of the Registrant (Not Applicable)
11	Code of Ethics(15)
12.1	Certification of Principal Executive Officer required by Rule 13a-14(a) and Rule 15d-14(a) (Section 302 Certification)
12.2	Certification of Principal Financial Officer required by Rule 13a-14(a) and Rule 15d-14(a) (Section 302 Certification)
13	Certification of Principal Executive Officer and Principal Financial Officer required by Rule 13a-14(b) and Rule 15d-14(b) (Section 906 Certification)(16)
14.1	Consent of Kost Forer Gabbay & Kasierer(16)
14.2	Consent of BDO Limited(16)
_____________________________________

(1)	Previously filed with the Registrant’s Form 20-F for the year ended December 31, 2007 and incorporated by reference herein.
(2)	Previously filed with the Registrant’s Form 20-F for the year ended December 31, 2008 and incorporated by reference herein.
(3)	Previously filed with the Registrant’s Form F-1 (File No. 33-93160) and incorporated by reference herein.
(4)	Previously filed with the Registrant’s Form 6-K dated February 6, 2005 and incorporated by reference herein.
(5)	Previously filed with the Registrant’s Form 20-F for the year ended December 31, 2004 and incorporated by reference herein.
(6)	Previously filed with the Registrant’s Form 6-K dated October 14, 2005 and incorporated by reference herein.
(7)	Previously filed with the Registrant’s Form 20-F for the year ended December 31, 2006 and incorporated by reference herein.
(8)	Previously filed with the Registrant’s Form F-1 (File No. 333-66103) and incorporated by reference herein.
(9)	Previously filed with the Registrant’s Form 6-K dated October 14, 1997 and incorporated by reference herein.
(10)	Previously filed with the Registrant’s Form 6-K dated November 24, 2009 and incorporated by reference herein.
(11)	Previously filed with the Registrant’s Form 6-K dated January 3, 2008 and incorporated by reference herein.
(12)	Previously filed with the Registrant’s Form 6-K dated December 1, 2008 and incorporated by reference herein.
(13)	Previously filed with the Registrant’s Form CB dated April 3, 2008 and incorporated by reference herein.
(14)	Previously filed with the Original Report and incorporated by reference herein.
(15)	Previously filed with the Registrant’s Form 20-F for the year ended December 31, 2003 and incorporated by reference herein.
(16)	Previously filed with Amendment No.1 and incorporated by reference herein.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this report on its behalf.

Ellomay Capital Ltd.

By:	/s/ Ran Fridrich
Ran Fridrich
Chief Executive Officer

Dated: December 20, 2010