Form 20-F
period 2010-12-31
Ellomay Capital Ltd.
filed 2011-04-14
CIK 946394

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report……

For the transition period from __________________ to __________________

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

None

Title of Class

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:  107,500,714 ordinary shares, NIS 1.00 par value per share.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐   No ☑

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐   No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☑    No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes ☐   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☑

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued ☑	Other ☐
by the International Accounting Standards Board

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐  Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act):

Yes ☐    No ☑

Item 9:	The Offer and Listing	104
	Offer and Listing Details	104
	Markets	104

Item 10:	Additional Information	105
	Share Capital	105
	Memorandum of Association and Second Amended and Restated Articles	105
	Material Contracts	113
	Exchange Controls	117
	Taxation	117
	Dividends and Paying Agents	123
	Statement by Experts	123
	Documents on Display	123

Item 11:	Quantitative and Qualitative Disclosures about Market Risk	124

Item 12:	Description of Securities Other than Equity Securities	125

Part II

Item 13:	Defaults, Dividend Arrearages and Delinquencies	125

Item 14:	Material Modifications to the Rights of Security Holders and Use of Proceeds	125

Item 15:	Controls and Procedures	125

Item 16A:	Audit Committee Financial Expert	126

Item 16B:	Code of Ethics	127

Item 16C:	Principal Accountant Fees and Services	128

Item 16D:	Exemptions from the Listing Standards for Audit Committees	128

Item 16E:	Purchases of Equity Securities by the Company and Affiliated Purchasers	128

Item 16F:	Change in Registrant’s Certifying Accountants	128

Item 16G:	Corporate Governance	128

Part III

Item 17:	Financial Statements	128

Item 18:	Financial Statements	128

Item 19:	Exhibits	129

INTRODUCTION

The following is the Report on Form 20-F of Ellomay Capital Ltd. Unless the context in which such terms are used would require a different meaning, all references to “Ellomay,” “us,” “we,” “our” or the “Company” refer to Ellomay Capital Ltd. and its consolidated subsidiaries.

All references to “$,” “dollar,” “US$” or “U.S. dollar” are to the legal currency of the United States of America, references to “NIS” or “New Israeli Shekel” are to the legal currency of Israel and references to “€,” “Euro” or “EUR” are to the legal currency of the European Union.

We prepare our consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).  These are our first annual consolidated financial statements that were prepared in accordance with IFRS as issued by the IASB and IFRS 1 “First Time Adoption of International Financial Reporting Standards.” Until and including our financial statements for the year ended December 31, 2009, we prepared our consolidated financial statements in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). Our transition date to IFRS under First Time Adoption of International Financial Reporting Standards is January 1, 2009. Comparative data of our financial statements has been adjusted to retrospectively reflect the adoption of IFRS. The influence of the transition to IFRS (from financial statements prepared in accordance with U.S. GAAP) on our financial statements for the year ended December 31, 2009, our results of operations and our cash flows for that year, is set forth in Note 17 to our consolidated annual financial statements included elsewhere in this annual report.

All trademarks, service marks, trade names and registered marks used in this report are trademarks, trade names or registered marks of their respective owners.

Statements made in this Report concerning the contents of any agreement, contract or other document are summaries of such agreements, contracts or documents and are not complete description of all of their terms. If we filed any of these agreements, contracts or documents as exhibits to this Report or to any previous filing with the Securities and Exchange Commission (“SEC”), you may read the documents itself for a complete understanding of its terms.

FORWARD-LOOKING STATEMENTS

In addition to historical information, this report on Form 20-F contains forward-looking statements. Some of the statements under “Item 3.D: Risk Factors,” “Item 4: Information on Ellomay,” “Item 5: Operating and Financial Review and Prospects” and elsewhere in this report, constitute forward-looking statements. These statements relate to future events or other future financial performance, and are identified by terminology such as “may,” “will,” “should,” “expect,” “scheduled,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “aim,” “potential,” or “continue” or the negative of those terms or other comparable terminology, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements contained in this report are based on current expectations and beliefs concerning future developments and the potential effects on our business. There can be no assurance that future developments actually affecting us will be those anticipated. These forward-looking statements involve a number of risks, uncertainties or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements, including the following:

•	the profitability of the photovoltaic market which we have entered;

•	market, economical and political factors in Italy and generally in Europe, in Israel and worldwide;

•	our contractors’ technical, professional and financial ability to deliver on and comply with their contractual undertakings with us and our subsidiaries;

•	our ability to further familiarize ourselves and maintain expertise in the photovoltaic market and the energy market, and to track, monitor and manage the projects which we have undertaken;

•	our ability to identify, evaluate and consummate additional suitable business opportunities and strategic alternatives;

•	the price and market liquidity of our ordinary shares;

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

Assumptions relating to the foregoing involve judgment with respect to, among other things, future economic, competitive and market conditions, and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. In light of the significant uncertainties inherent in the forward-looking information included herein, the inclusion of such information should not be regarded as a representation by us or any other person that our objectives or plans will be achieved. Factors that could cause actual results to differ from our expectations or projections include the risks and uncertainties relating to our business described in this report under “Item 3.D: Risk Factors,” “Item 5: Operating and Financial Review and Prospects” and elsewhere in this report. In addition, new factors emerge from time to time, and it is not possible for management to predict all such factors, nor assess the impact of any such factor on our business or the extent to which any factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management’s analysis as of the date hereof. We undertake no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof, except as required by applicable law. In addition to the disclosure contained herein, readers should carefully review any disclosure of risks and uncertainties contained in other documents that we file from time to time with the SEC.

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

For the years ended December 31, 2009 and 2010, we have prepared our consolidated financial statements in accordance with IFRS, as issued by the IASB. For periods prior to December 31, 2008, our consolidated financial statements were prepared accordance with United States generally accepted accounting principles (“U.S. GAAP”). We have therefore adjusted our consolidated financial information at and for the year ended December 31, 2009, in accordance with IFRS 1, “First Time Adoption of IFRS” (“IFRS 1”), and financial information set forth in this annual report for the year ended December 31, 2009 may differ from information previously published.

We adopted IFRS with a transition date of January 1, 2009. For details regarding the adjustments made with respect to the comparative data that were implemented by us refer to Note 17 to our consolidated financial statements included elsewhere in this report.

In February 2008 we sold our wide format and super-wide format printing system business to Hewlett-Packard Company (“HP”) pursuant to an asset purchase agreement executed on December 9, 2007 (the “Asset Purchase Agreement”), as more fully described below under Item 10.C “Material Contracts.” Following the consummation of the sale of our business to HP under the Asset Purchase Agreement and related agreements (the “HP Transaction”), we wholly own, directly and indirectly, several subsidiaries that are currently inactive and we are in the process of dissolving, or have already arranged for the dissolution of, a number of such inactive subsidiaries. The operating results and cash flows attributed to the digital wide format and super-wide format printing system business were presented in our statements of comprehensive income (loss) and cash flows as discontinued operations. Statements of financial position amounts related to this business are presented as assets and liabilities attributed to discontinued operations and are expected to be settled in one to two years.

During 2010, we entered into six Engineering Procurement & Construction contracts for the construction, installation, testing, commissioning, operating and maintenance of photovoltaic plants to be located in Italy (each, a “PV Project” and, together, the “PV Projects”) with Italian contractors (each, a “Contractor” and together, the “Contractors”). We also invested in two Israeli companies that are expected to operate or have holdings in companies that are expected to operate, in the energy and telecommunications business in Israel and entered into agreements to receive participation interests in four exploration licenses in Israel. See “Item 4.A: History and Development of Ellomay” for more information.

The following tables present the financial data for Ellomay together with its subsidiaries as of the periods presented. The selected consolidated financial data set forth below should be read in conjunction with and is qualified by reference to our consolidated financial statements and the related notes, as well as “Item 5: Operating and Financial Review and Prospects” included elsewhere in this report.

In accordance with IFRS

The tables below set forth selected consolidated financial data under IFRS for the years ended December 31, 2009 and 2010. The information included in the tables has been derived from the audited consolidated financial statements of Ellomay Capital Ltd. set forth in “Item 18: Financial Statements.”

Consolidated Statements of Comprehensive Income (Loss)
(in thousands of U.S. Dollars except per share and share data)

	Year ended December 31,
	2009	2010

General and administrative expenses	$1,931	$3,211

Operating loss	(1,931)	(3,211)
Financial income, net	1,357	1,400
Company’s share of losses of associate accounted for at equity	-	(66)

Loss before taxes on income	(574)	(1,877)
Tax benefit (taxes on income)	(69)	44

Loss from continuing operations	(643)	(1,833)
Income (loss) from discontinued operations, net	(376)	7,035

Net income (loss)	(1,019)	5,202
Other comprehensive income:
Foreign currency translation adjustments	-	194
Total other comprehensive income	-	194
Total comprehensive income (loss)	$(1,019)	$5,396
Basic net earnings (loss) per share:
Loss from continuing operations	$(0.01)	$(0.02)
Earnings (loss) from discontinued operations	*) -	0.09
Net earnings (loss)	$(0.01)	$0.07

Diluted net earnings (loss) per share:
Loss from continuing operations	$(0.01)	$(0.02)
Earnings (loss) from discontinued operations	*) -	0.08
Net earnings (loss)	$(0.01)	$0.06

Weighted average number of shares used for computing basic earnings (loss) per share	73,786,428	79,115,508

Weighted average number of shares used for computing diluted earnings (loss) per share	73,786,428	89,042,496
___________________________
*)           Less than $0.01

Consolidated Statements of Financial Position Sheet Data (in thousands of U.S. Dollars except share data)

	At January 1,	At December 31,
	2009	2009	2010
Working capital	$76,172	$75,172	$72,300
Total assets	$78,232	$76,432	$106,074
Total liabilities	$7,303	$6,404	$17,508
Total shareholders’ Equity	$70,929	$70,028	$88,566
Capital stock	$89,109	$89,227	$102,369
Ordinary shares outstanding	73,786,428	73,786,428	107,500,714

In accordance with U.S. GAAP

The tables below for the years ended December 31, 2006, 2007 and 2008 set forth selected consolidated financial information under U.S. GAAP, which has been derived from our previously published audited consolidated financial statements for the years ending on such dates.

Consolidated Statements of Income (Operations) Data
(in thousands of U.S. Dollars except per share and share data)

	Year ended December 31,
	2006	2007	2008
Revenues:
Products	$72,576	$80,228	$$10,568
Services	5,392	5,379	842

Total revenues	77,968	85,607	11,410
Cost of revenues:
Products	43,060	46,549	7,927
Inventory write-off	806	1,169	197
	43,866	47,718	8,124
Services	7,379	8,759	2,862

Total cost of revenues	51,245	56,477	10,986

Gross profit	26,723	29,130	424

Operating expenses:
Research and development, net	5,827	7,046	1,942
Selling and marketing	11,747	13,815	3,075
General and administrative	9,803	11,129	9,830
Doubtful accounts expenses (income)	(314)	942	368
Amortization of other intangible assets	167	42	-

Total operating expenses	27,230	32,974	15,215

Operating loss	(507)	(3,844)	(14,791)
Gain on sale of Company’s business, net	-	-	95,137
Financial income (expenses), net	(1,316)	(1,738)	7,596

Income (loss) before taxes on income	(1,823)	(5,582)	87,942
Taxes on income	98	838	966

Net Income (loss)	$(1,921)	$(6,420)	$86,976

Basic earnings (loss) per share	$(0.03)	$(0.09)	$1.19
Diluted earnings (loss) per share	$(0.03)	$(0.09)	$1.01

Weighted average number of shares used for computing basic earnings (loss) per share	60,506,854	71,537,501	72,972,565

Weighted average number of shares used for computing diluted earnings (loss) per share	60,506,854	71,537,501	86,102,748

Consolidated Balance Sheet Data (in thousands of U.S. Dollars except share data)

	At December 31,
	2006	2007	2008
Working capital (deficiency)	$546	$(4,782)	$76,119
Total assets	$41,203	$52,327	$78,278
Total liabilities	$62,206	$74,506	$7,349
Total shareholders’ Equity (deficiency)	$(21,003)	$(22,179)	$70,929
Capital stock	$75,591	$82,850	$89,109
Ordinary shares outstanding	60,523,886	72,710,505	73,786,428

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

Risks Related to our Business

Risks Related to the Italian PV Projects

Our business depends to a large extent on the availability of financial incentives. The reduction or elimination of government subsidies and economic incentives could reduce our profitability and adversely impact our revenues and growth prospects.  Many countries, such as Germany, Spain, Italy, France, Portugal and Japan, offer substantial incentives to offset the cost of photovoltaic power systems in the form of feed-in tariffs (“FiT”) or other incentives to promote the use of solar energy and to reduce dependence on other forms of energy. These government incentives could potentially be reduced or eliminated altogether. Currently, PV plants connected within May 31, 2011 will benefit from the incentives. If the Italian government does not extend the incentive plan or elects to fix a certain cap for subsidized plants connected after May 31, 2011, this will adversely affect the profitability from any new photovoltaic plants developed by us, and may prevent us from continuing to invest in the PV market in Italy. In general, uncertainty about the introduction of, reduction in or elimination of incentives or delays or interruptions in the implementation of favorable laws could substantially affect our profitability and adversely affect our ability to continue and develop new photovoltaic plants. In addition, if we fail to build the photovoltaic plants currently constructed as part of the PV Projects as planned, we could lose our right to these incentives which could substantially affect our profitability.

Existing regulations, and changes to such regulations, may present technical, regulatory and economic barriers to the construction and operation of our photovoltaic power plants, which may significantly reduce our profitability.  Installation of photovoltaic power systems is subject to oversight and regulation in accordance with international, European, national and local ordinances, building codes, zoning, environmental protection regulation, utility interconnection requirements and other rules and regulations. For example, various governmental, municipal and other regulatory entities subject the installation and operation of the plants, and any other component of the PV Projects, to the issuance of relevant permits, licenses and authorizations. If such permits, licenses and authorizations are not issued, or are issued but not on a timely basis, this could result in the interruption, cessation or abandonment of one or more of our Italian PV Projects, or may require making significant changes to one or more of our PV Projects, any of which may cause severe losses. New government regulations or utility policies pertaining to photovoltaic power systems are unpredictable and may result in significant additional expenses or delays and, as a result, could cause a significant reduction in profitability. For example, total installations caps in certain jurisdictions effectively limit the aggregate amount of power that is entitled to receive the prevailing FiT. The government regulations are also subject to judicial review that may void certain of the benefits or governmental incentives intended to expedite construction of photovoltaic plants. For example, an Italian court recently annulled a regional law that enabled certain photovoltaic plants to be built under a self-certification, and therefore shorter, procedure. Although this specific resolution does not apply to the PV Projects, other judicial resolutions may in the future impact the profitability and availability of incentives applicable to the PV Projects.

Our involvement and investment in future projects similar to the PV Projects, in Italy or elsewhere, is substantially dependent on the regulation and changes in the regulation that applies and will apply to such projects in the locations we choose.  Prior to entering into additional projects similar to the PV Projects, we will have to ensure that the regulatory framework that will apply to the prospective projects and the thresholds set forth in such regulation (both with respect to timing and energy output) are such that the prospective projects are expected to yield the returns we are interested in. As this regulation is subject to changes, we cannot ensure that the current regulation will be applicable to any future projects and that we will meet the schedule and other requirements set forth in current and future regulations. For example, a new decree that entered into force on March 29, 2011 in Italy substantially shortens the period for applying the FiT that is set forth in the current regulations. Although this type of regulation usually does not apply to projects that are in progress we cannot be sure that the Italian regulator will not consider such projects in future regulation. Any changes in the incentive regime could significantly decrease the expected return on the investment in new projects (or certain projects that have commenced but are not yet in an advanced stage) and therefore our results of operations with respect to existing projects and our interest in new projects.

We have limited experience and limited independent expertise in the field of photovoltaic power plants, and are extensively reliant on our professional advisors and on our Contractors for the construction, operation and maintenance of the PV Projects.  We have limited experience and have limited independent expertise in the field of operations relating to the PV Projects, that is, the construction, installation, testing, commissioning, operation and maintenance of photovoltaic power plants and the supply of electricity to customers, whether in Italy or elsewhere. Our limited experience only relates to our recent involvement with the PV Projects. Accordingly, we are extensively dependent upon our professional advisors (such as technical, legal and insurance experts) and on our Contractors’ representations, warranties and undertakings regarding, inter alia: the execution and implementation of each of the PV Projects, the Contractors’ expertise and experience, the use of high-quality materials, securing land use rights and obtaining applicable permits, obtaining the incentive agreement in order to secure the FiT for the production and delivery of power to the national electricity grid through our photovoltaic power plants, obtaining the power purchase agreement for the sale of the produced electricity to the Italian energy company, obtaining the interconnection agreement with the national electricity grid operator, the commissioning of power plants that are fit for long-term use, strict compliance with applicable legal requirements, our Contractors’ financial stability and the profitability of the venture. If the advice received from our professional advisors is inaccurate, incomplete or otherwise flawed, or if the Contractors’ representations or warranties are inaccurate or untrue, or if any of the Contractors defaults on its obligations, or provides us with a system that is not free from defect which causes a delay in the implementation of the PV Projects, this could result in the interruption, cessation or abandonment of any or all of the PV Projects, or may require making significant changes to the PV Projects, any of which may cause us to incur severe losses. There is also no assurance that we could locate an alternative contractor in the place of a deficient contractor in a timely manner and on commercially reasonable terms.

We are dependent on the suppliers that supply the panels that will be installed in our photovoltaic plants. The lack of reliability of such suppliers or of their products, as well as such suppliers’ insolvency, may have an adverse effect on our business.  Our photovoltaic plant performance depends on the quality of the panels installed. One of the critical factors in the success of our photovoltaic plants is the existence of reliable panel suppliers, who guarantee the performance and quality of the panels supplied. Degradation in such performance above a certain minimum level is guaranteed by the panel suppliers, however, if any of the suppliers is unreliable or becomes insolvent, it may default on warranty obligations, and such default may cause an interruption in our business or reduction in the generation of energy power, and thus may have an adverse effect on us.

Delays in the construction of the PV Plants may result in loss of our eligibility to receive feed-in-tariffs or impede our ability to obtain financing at terms beneficial to us, or at all, and therefore may have an adverse effect on our results of operations and business. We have experienced delays in the completion of the construction of the PV Plants in four of our PV Projects. Although the EPC Contracts that govern these PV Projects include a system of liquidated damages and price reductions that apply in the event of delays or loss of certain FiT, these remedies are limited and may not completely offset the damages caused to us. Our limited ability to protect ourselves against damages caused due to delays, as well as any additional delays, may have an adverse effect on our results of operations and business.

Success of the PV Projects, from the construction of the power plants through their commissioning and ongoing commercial operation, will depend to a large extent on the cooperation, reliability, solvency, and proper performance of the Contractors and of the other third parties involved, including subcontractors, financing entities, the land developer and land owners, suppliers of parts and equipment, the energy grid regulator, Italian governmental agencies and other potential purchasers of electricity, and the like.  The PV Projects are a complex endeavor requiring timely input often of a highly specialized technical nature, from several parties, including without limitation, the main supplier and contemplated plant operator, other suppliers of relevant parts and materials, the land developer and land owners, subcontractors, financing entities, the Italian government and related agency both as subsidizer and as the purchaser of the electricity to be generated by the power plants and Italian energy regulators. We have experienced delays in four of our six PV Projects. If any of these parties fails to perform its obligations properly and on a timely basis, at any point in any of the PV Projects, this could result in the interruption, cessation or abandonment of the relevant PV Project, or may require making significant changes to the relevant PV Project, any of which may cause us severe losses.

Our ability to leverage our investment and to increase the return on our equity investments depends, inter alia, on our ability to obtain attractive financing from financial entities.  Our ability to obtain financing and the terms of such financing, including interest rates, equity to debt ratio and timing of debt availability will significantly impact the return on our equity investments in the PV Projects. Although we have entered into financing agreements with respect to four of the six PV Projects, there is no assurance that we will be able to procure financing for the remaining two PV Projects or any future PV projects, on terms favorable to us or at all.

In the event we will be unable to continuously comply with the obligations and undertakings, including with respect to financial covenants, which we undertook in connection with the financing of the PV Projects, our results of operations may be adversely affected.  In connection with the financing of several of our PV Projects, we have entered into long-term agreements with outside sources of financing, including a bank and a leasing company. The agreements that govern the provision of financing include, inter alia, undertakings and financial covenants that we are required to maintain for the duration of such financing agreements. In the event we fail to comply with any of these undertakings and covenants, we may be subject to penalties, future financing requirements, and, finally, to the acceleration of the repayment of debt. These occurrences may have an adverse affect on our financial position and results of operations and on our ability to obtain outside financing for other projects.

We and/or any of the respective Contractors may become subject to claims of infringement or misappropriation of the intellectual property rights of others with respect to the system components used in the PV Projects, which could prohibit us from implementing and profiting from the PV Projects as contemplated, require us and/or the respective Contractor to obtain licenses from third parties or to develop non-infringing alternatives and subject us and/or the respective Contractor to substantial monetary damages and injunctive relief.  The solar photovoltaic industry is characterized by the existence of patents that could result in frequent litigation based on allegations of patent infringement. The owners of these patents may assert that the manufacture, use, import, or sale of any part or component of the PV Projects, or the PV Projects as a whole, infringes one or more claims of their patents. Whether or not such claims and applications are valid, we cannot be certain that the components of our system do not infringe the intellectual property rights of such third parties. Any infringement or misappropriation claim could result in significant costs, substantial damages and an interruption, suspension or cessation of any or all of the PV Project. Even if the holders of the patents do not succeed in their claims of misappropriation or infringement, the litigation process involving patent infringement is very expensive and lengthy and sometimes involves temporary injunctions and could therefore materially affect our profitability and operating results.

A drop in the retail price of conventional or other energy sources may negatively impact our ability to expand.  The decision to provide regulatory incentives for the construction of photovoltaic power plants, including through the provision of FiT, is also driven by the price of electricity produced by solar power systems compared to the price of electricity produced by conventional or other energy sources. Fluctuations in economic and market conditions that impact the prices of conventional and non-solar alternative energy sources, such as decreases in the prices of oil and other fossil fuels, could cause the demand for solar power systems to decline, which would have a negative impact on our ability to expand our photovoltaic business should we wish to do so, and may cause a reduction in the governmental economic incentives.

Photovoltaic power plant installations have increased over the past few years. If such trend continues, the increasing demand may drive up the prices of solar panels and other components of the system (such as invertors, steel and cables), impacting our profitability. Additionally, if there is a shortage of key components necessary for the production of the solar panels, that may constrain our revenue growth.   The demand for solar panels and other components of the photovoltaic system will likely increase in the future, especially if economic recovery continues, resulting in an increase in the pricing of solar panels and/or other components of the system to the extent the supply of such equipment will not be sufficiently increased as well. Should we decide to expand the business and construct additional plants over time, such increases may adversely affect our profitability. Silicon is a dominant component of the solar panels, and although manufacturing abilities have increased over-time, any shortage of silicon, or any other material component necessary for the manufacture of the solar panels, may adversely affect our business.

Our ability to produce solar power is dependent upon the magnitude and duration of sunlight as well as other meteorological factors.  As such, the power production has a seasonal cycle, and adverse meteorological conditions can have a material impact on the plant’s output and could result in production of electricity below expected output. This in turn could adversely affect our profitability.

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

Risks Relating to Our Investment in Dori Energy

We hold a minority stake in Dori Energy, who, in turn, holds a minority stake in Dorad.  Therefore, we have no control and limited influence on the operations and actions of Dorad. Following the consummation of the Dori Investment in January 2011, we hold 40% of the equity of Dori Energy who, in turn, holds 18.75% of Dorad (both as defined in “Item 4.A. History and Development of Ellomay”). Although we entered into a shareholders’ agreement with the other shareholder of Dori Energy providing us with joint control of Dori Energy, differences of opinion as to the management, prospects and operations of Dori Energy could limit our ability to direct the operations of Dori Energy in what we believe to be is best for such company. In addition, Dori Energy holds a minority stake in Dorad and as of the date hereof is entitled to nominate only one director in Dorad. We therefore have no control and limited influence on Dorad’s operations. These factors could potentially adversely impact the business and operations of Dorad and Dori Energy and, in turn, our business and operations.

The Dori Energy Shareholders Agreement contains restrictions on our right to transfer our holdings in Dori Energy, which may make it difficult for us to terminate our involvement with Dori Energy.  In connection with our investment in Dori Energy, we entered into a shareholders agreement with Dori Energy and the other shareholder of Dori Energy, U. Dori Group Ltd. (the “Dori SHA”). The Dori SHA contains several restrictions on our ability to transfer our holdings in Dori Energy, including a “restriction period” during which we are not allowed to transfer our holdings in Dori Energy (other than to permitted transferees) and, thereafter, certain mechanisms such as a right of first refusal. Therefore, in the event we wish, for various reasons, to terminate our involvement with Dori Energy, the aforesaid restrictions may make it difficult for us to terminate our involvement with Dori Energy. These limitations may adversely affect the return on our investment in Dori Energy.

Non-compliance of the other shareholder of Dori Energy with its undertakings in connection with the financing of Dorad’s operations may impose obligations on us and adversely affect our financial condition.  The Dori Investment Agreement contains various undertakings by the Dori Group in connection with future financing of Dori Energy’s financial obligations to Dorad, including an undertaking to provide financing should financing not be obtained from outside sources. Noncompliance by Dori Group of this or any of its other undertakings to us and to Dori Energy in the Dori Investment Agreement may cause a breach of Dori Energy’s undertakings to Dorad or impose additional financing requirements on us, which may adversely affect Dori Energy’s operations or our financial position.

Dorad, which is currently the only asset held by Dori Energy, is involved in a complex project that includes the construction and thereafter the management, of the Dorad power plant, and its successful operations and profitability is dependent on a variety of factors, many of which are not within Dorad’s control.  Dorad is involved in the construction of a combined cycle power station based on natural gas, with a production capacity of approximately 800 MW, on the premises of the Eilat-Ashkelon Pipeline Company (EAPC) located south of Ashkelon, Israel (the “Dorad Project”). The Dorad Project is subject to various complex agreements with third parties (the Israeli Electric Company – “IEI”, the contractor, suppliers, private customers, etc.) and to regulatory restrictions and guidelines in connection with, among other issues, the tariffs paid by the IEI to Dorad for the energy produced. Various factors and events, both during the construction period of the Dorad Project and during the operations of such project, may materially adversely affect Dorad’s results of operations and profitability and, in turn, have a material adverse effect on Dori Energy’s and our results of operations and profitability. These factors and events include:

•           The Dorad Project is entering the construction phase and during such period Dorad is exposed to various risks, including, without limitation, in connection with noncompliance or breach by the contractor involved in the construction, noncompliance by Dorad or any of its shareholders with their undertaking to finance the Dorad Project, resulting in fines and penalties being imposed on Dorad, defects or delays in the construction due to the contractor or outside events and delays in supply of equipment required for the construction of the Dorad Project;

•           Following the construction of the Dorad Project, and during its operations, the profitability of Dorad will depend, among other things, on the tariff that will be paid to it by the IEI, which is governed by Israeli regulation and is therefore subject to changes and updates in the future that may not necessarily involve negotiations or consultation with Dorad. Furthermore, the profitability of Dorad will also depend on the income from other end-users that will purchase energy directly from Dorad based on tariffs negotiated between Dorad and such end-users and on the balance and mixture of sales to end-users and to the IEI. The competitive landscape, involving both the IEI and other private energy producers, is also a factor that is expected to have bearing on the profitability of Dorad;

•           Dorad’s operations are mainly financed by a consortium of financing entities pursuant to long-term credit facility. Changes in the credit ratings of Dorad and its shareholders, non-compliance with financing and other covenants and additional factors may affect the prevailing interest rates and therefore may adversely affect Dorad’s operations and profitability; and

•           The Dorad Project is located in Ashkelon, which is a town in the southern part of Israel, in proximity to the Gaza Strip. The location of the Dorad Project is within range of missile strikes from the Gaza Strip. Any such attacks to the area or any direct damage to the location of the Dorad Project may disrupt the construction of the Dorad Project and thereafter its operations, and may cause financial losses and delays. Furthermore, various geopolitical factors may also impact the availability of Gas to the Dorad Project, which may have an adverse effect on the profitability of Dorad's operation.

Risks Related to our Other Activities

We may not be successful in identifying and evaluating additional suitable business opportunities in the fields that we are concentrating on.  Except with respect to the agreements necessary or incidental to the PV Projects and the investments in Israeli companies and licenses during the recent months described herein, we do not have an agreement or understanding with any third party with respect to our future operations. There can be no assurance that we will be successful in identifying and evaluating suitable business opportunities and we expect to incur expenses in connection with this identification and evaluation process, whether or not such process results in an investment of our funds. We may enter into an investment agreement in a business entity having no significant operating history or other negative characteristics such as having limited earnings or no potential for immediate earnings, limited assets and negative net worth. We may also pursue business opportunities that will not necessarily provide us with significant financial benefits in the short or long term. In the event that we complete an investment, the success of our operations will be dependent upon the performance of management of the target company (or the ability to successfully outsource certain management functions) and our ability to retain such management and numerous other factors, some of which are beyond our control. There is no assurance that we will be able to negotiate a business combination on terms favorable to us, or at all.

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

The current general economic and business conditions around the world and any subsequent economic downturn may adversely affect our ability to consummate a business combination, the prospects of any business we may acquire and the trading price of our ordinary shares.   Since mid-2008, due to the severity of the crisis affecting financial institutions in the United States and throughout the world, the rising costs of various commodities, the limited growth and economic development in the United States and throughout the world, as well as the recession, the general economic and business conditions in many countries around the world worsened, affecting, among other things, credit ratings of borrowers, the perceived and actual credit risks faced by lenders and purchasers of debt securities, the solvency of trade partners, market entities’ appetite for risk, the spending habits of consumers, the ability to procure financing. Although during 2010, in certain markets, including the United States and portions of Europe the general economic and business conditions around the world have shown indications of recovery, there is no assurance that this will continue over the short, medium or long term, or that the recession will be overcome in its entirety, or that any of the trends associated with such recession will be reversed in whole or in part. Furthermore, if any further economic downturns ensue, this may adversely affect our ability to procure financing required for prospective business combinations, the value of businesses we acquire and our financial condition and results of operations. In addition, if such economic downturn occurs, it may also affect the trading prices of securities in various capital markets around the world and may significantly and adversely affect the trading price of our ordinary shares.

We may not be able to consummate investments and acquisitions that will be beneficial to our shareholders.  We expect to encounter significant competition from entities having a business objective similar to ours, including our existing competitors in the solar energy field. Many of these potential competitors are well established and have extensive experience in identifying and effecting business opportunities in the renewable energy field. Such entities may possess greater technical, human and other resources than we do and our financial resources may be relatively limited when contrasted with those of many of these competitors.

Our ability to successfully effect business combinations or acquisitions and to be successful thereafter will be significantly dependent upon the efforts of our key personnel. Several of our key personnel allocate their time to other businesses.  Our ability to successfully effect a business combination or acquisition is dependent upon the efforts of our key personnel, including Shlomo Nehama, our chairman of the board, Ran Fridrich, a director and our Chief Executive Officer and other members of our board of directors. Although we have entered into a Management Services Agreement with entities affiliated with three of our board members, including Messrs. Nehama and Fridrich, these and our other directors are not required to commit their full time to our affairs, which could create a conflict of interest when allocating their time between our operations and their other commitments. If our directors’ other business affairs require them to devote more substantial amounts of time to such affairs, it could limit their ability to devote time to our affairs and could have a negative impact on our ability to consummate a business combination.

As a substantial part of our business is currently located in Europe, we are subject to a variety of additional risks that may negatively impact our operations.  We currently have substantial operations in Italy and may make additional investments in businesses, located outside of Israel or the United States. Due to these operations and any additional future investments, we are subject to special considerations or risks associated with companies operating in the other jurisdiction, including rules and regulations, currency conversion, corporate withholding taxes, tariffs and trade barriers, regulations related to customs and import/export matters, different payment cycles, tax issues, such as tax law changes and variations in tax laws as compared to Israel and the United States, currency fluctuations and exchange controls, challenges in collecting accounts receivable, cultural and language differences, employment regulations, crime, strikes, riots, civil disturbances, terrorist attacks and wars and deterioration of political relations with Israel. The PV Projects subject us to a number of these risks, as well as the requirement to comply with Italian and European Union law. We cannot assure you that we would be able to adequately address these additional risks. If we were unable to do so, our operations might suffer.

Currency fluctuations may affect the value of our assets and decrease our earnings.  Substantially all of the consideration for the sale of our business to HP was paid to us in US$. However, most of our investments so far have been, and some of our retained assets and liabilities are, denominated in other currencies (Euro and NIS). The devaluation of the United States Dollar against the Euro or the NIS, and other currency fluctuations may decrease the value of our assets and could impact our business.

Risks Relating to the Results and Effects of the HP Transaction

If we are characterized as a passive foreign investment company, our U.S. shareholders may suffer adverse tax consequences.  As a result of the HP Transaction, since February 2008, our assets mainly consist of cash and cash equivalents producing passive income. Under the PFIC rules, for any taxable year that our passive income or our assets that produce passive income exceed specified levels, we will be characterized as a passive foreign investment company for U.S. federal income tax purposes. This characterization could result in adverse U.S. tax consequences for our U.S. shareholders, which may include having certain distributions on our ordinary shares and gains realized on the sale of our ordinary shares treated as ordinary income, rather than as capital gains income, and having potentially punitive interest charges apply to the proceeds of sales of our ordinary shares and certain distributions.

As our assets and income in 2009 and 2010 exceeded the PFIC specified levels, we have not met the requirements set forth in Section 1298(b)(3) of the Internal Revenue Code, providing an exception from the PFIC status for a “change of business” situation for our 2008 taxable year. Therefore, we believe that we are a PFIC with respect to any U.S. shareholder that held our shares in 2008, 2009 and 2010. Since the determination of our PFIC status in 2011 (for shareholders that acquire our ordinary shares in 2011) depends on the type of assets we hold during the year and the income derived from such assets, we cannot determine as of yet whether or not we will be a PFIC for the 2011 tax year.

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

We may be deemed to be an “investment company” under the Investment Company Act of 1940, which could subject us to material adverse consequences.  As a result of the HP Transaction, we could be deemed to be an “investment company” under the Investment Company Act of 1940, as amended (the “Investment Company Act”) if we invest more than 40% of our assets in “investment securities,” as defined in the Investment Company Act. Investments in securities of majority owned subsidiaries (defined for these purposes as companies in which we control 50% or more of the voting securities) are not “investment securities” for purposes of this definition. As we still maintain a majority of our assets in cash and cash equivalents and not all of our investments are in majority owned securities, unless we limit the nature of our investments of our cash assets to cash and cash equivalents (which are generally not “investment securities”), succeed in making strategic “controlling” investments and continue to monitor our investments that may be deemed to be “investment securities,” we may be deemed to be an “investment company.” We do not believe that our holdings in the PV Projects would be considered “investment securities,” as we control the PV Projects via wholly-owned subsidiaries and we do not believe that the current fair value of our investments in the MVNO project, Dori Energy or the Exploration Licenses (all as defined and more fully set forth under “Item 4.A: History and Development of Ellomay”), all of which may be deemed to be “investment securities,” would result in our being deemed to be an “investment company.” If we were deemed to be an “investment company,” we would not be permitted to register under the Investment Company Act without an order from the SEC permitting us to register because we are incorporated outside of the United States and, prior to being permitted to register, we would not be permitted to publicly offer or promote our securities in the United States. Even if we were permitted to register, it would subject us to additional commitments and regulatory compliance. Investments in cash and cash equivalents might not be as favorable to us as other investments we might make if we were not potentially subject to regulation under the Investment Company Act. We seek to conduct our operations, including by way of investing our cash and cash equivalents, to the extent possible, so as not to become subject to regulation under the Investment Company Act. In addition, because we are actively engaged in exploring and considering strategic investments and business opportunities, and in fact the majority of our investments to date (mainly in the Italian photovoltaic power plants market) were made through a controlling investment, we do not believe that we are currently engaged in “investment company” activities or business.

We are exposed to certain potential liabilities in connection with the sale of our business to HP and are dependent on HP in connection with future third-party claims.  In connection with the HP Transaction, we have agreed to indemnify HP and its subsidiaries that purchased our assets, and their respective officers, directors, employees and affiliates, for certain breaches of the Asset Purchase Agreement, including, among others, any breach or inaccuracy of the representations and warranties, any liabilities that were not assumed by HP and certain environmental matters. Our indemnification liability pursuant to the Asset Purchase Agreement was generally limited to amounts deposited in an escrow account pursuant to such Agreement. As further detailed in “Item 5: Operating and Financial Review and Prospects – Overview” and “Item 10.C: Material Contracts,” during 2010 we entered into a settlement agreement and release with HP, which includes a mutual release of the parties to the HP Transaction, other than in the case of fraud and an undertaking by HP to bear sole responsibility for any demand or claim made by a third party against us with respect to the released matters. We are therefore still exposed to claims by HP on the basis of fraud and, furthermore, are dependent on HP to fulfill its obligations to us in the event of third party claims against us in connection with our business that was sold to HP. Any future claim by HP against us, failure of HP to fulfill its obligations to us under the HP Settlement Agreement in connection with third party claims and our expenses in connection with any resulting disagreement or dispute, would have a negative impact on our financial condition.

Risks Relating to our Ordinary Shares

You may have difficulty enforcing U.S. judgments against us in Israel.  We are organized under the laws of Israel and our headquarters are in Israel. Most of our officers and directors reside outside of the United States. Therefore, it may be difficult to effect service of process upon us or any of these persons within the United States. In addition, you may not be able to enforce any judgment obtained in the U.S. against us or any of such persons in Israel and in any event will be required to file a request with an Israeli court for recognition or enforcement of any non-Israeli judgment. Subject to certain time limitations, executory judgments of a United States court for liquidated damages in civil matters may be enforced by an Israeli court, provided that: (i) the judgment was obtained after due process before a court of competent jurisdiction, that recognizes and enforces similar judgments of Israeli courts and according to the rules of private international law currently prevailing in Israel, (ii) adequate service of process was effected and the defendant had a reasonable opportunity to be heard, (iii) the judgment and its enforcement are not contrary to the law, public policy, security or sovereignty of the State of Israel, (iv) the judgment was not obtained by fraud and does not conflict with any other valid judgment in the same matter between the same parties, (v) the judgment is no longer appealable, and (vi) an action between the same parties in the same matter is not pending in any Israeli court at the time the lawsuit is instituted in the foreign court. If a foreign judgment is enforced by an Israeli court, it will be payable in Israeli currency. You may not be able to enforce civil actions under U.S. securities laws if you file a lawsuit in Israel.

Provisions of Israeli law may delay, prevent or make difficult an acquisition of Ellomay or a controlling position in Ellomay, which could prevent a change of control and, therefore, depress the price of our shares.  Israeli corporate law regulates mergers, requires tender offers for acquisitions of shares above specified thresholds, requires special approvals for transactions involving directors, officers or significant shareholders and regulates other matters that may be relevant to these types of transactions. Furthermore, Israeli tax considerations may make potential transactions unappealing to us or to some of our shareholders. These provisions of Israeli law may delay, prevent or make difficult an acquisition of Ellomay, which could prevent a change of control and therefore depress the price of our shares.

We have undergone, and may in the future undergo, tax audits and may have to make material payments to tax authorities at the conclusion of these audits, including in connection with the sale of our business to HP.  Previously to the sale of our business to HP, we conducted business globally and a substantial part of our operations was conducted in various countries and our past tax obligations were not assumed or purchased by HP as part of the business sold. Since the execution of the EPC Contracts and our other investments, we now also conduct our business globally (currently mainly in Israel and Italy). Our domestic and international tax liabilities are subject to the allocation of revenues and expenses in different jurisdictions and the timing of recognizing revenues and expenses. Additionally, the amount of income taxes paid is subject to our interpretation of applicable laws in the jurisdictions in which we file. Not all of the tax returns of our operations in other countries and in Israel are final and may be subject to further audit and assessment by the applicable tax authorities. The consummation of the transaction with HP may increase the likelihood of additional audits of our tax returns in the future. While we believe we comply with applicable income tax laws, there can be no assurance that a governing tax authority will not have a different interpretation of the law and assess us with additional taxes, as a result of which our future results may be adversely affected.

We are controlled by a small number of shareholders, who may make decisions with which you may disagree.  In February and March 2008, a group of investors comprised of Kanir Joint Investments (2005) Limited Partnership (“Kanir”) and S. Nechama Investments (2008) Ltd. (“Nechama Investments”), acquired a substantial amount of our securities in a series of private transactions and have also entered into a shareholders agreement. Consequently, and following the exercise of various outstanding warrants, these shareholders currently hold 66.3% of our outstanding ordinary shares (and Shlomo Nehama, our Chairman of the Board who controls Nechama Investments holds directly an additional 4.3% of our outstanding ordinary shares). Therefore, acting together, they could exercise significant influence over our business, including with respect to the election of our directors and the approval of change in control and other material transactions. This concentration of control may have the effect of delaying or preventing changes in control or changes in management, or limiting the ability of our other shareholders to approve transactions that they may deem to be in their best interest. Moreover, at our general meeting of shareholders held on December 30, 2008, our shareholders adopted our Second Amended and Restated Articles, which were presented to our shareholders at the request of Kanir and Nechama Investments. Several of the amendments, including the casting vote provided to our Chairman of the Board under certain circumstances and the ability of members of our Board to demand that certain issues be approved by our shareholders, requiring a special majority, all as more fully described in “Item 10.B: Memorandum of Association and Second Amended and Restated Articles,” may have the effect of delaying or preventing certain changes and corporate actions that would otherwise benefit our shareholders.

Because our ordinary shares are quoted on the OTCQB market and their trading may become subject to the Securities and Exchange Commission’s “penny stock” regulations, the market liquidity of our ordinary shares is very limited.  On May 19, 2005, our ordinary shares were delisted from The NASDAQ Capital Market. The basis of the delisting was our failure to comply with the minimum stockholders’ equity requirement for continued listing on The NASDAQ Capital Market. Our ordinary shares are currently quoted on the over-the-counter market in the OTCQB market, which is operated by OTC Markets, Inc. OTCQB is a market tier of OTC Markets for companies registered with and reporting to the Securities and Exchange Commission. Our trading symbol is “EMYCF.PK.” As a result of the removal of our ordinary shares from quotation on The NASDAQ Capital Market, our ordinary shares are not regularly covered by securities analysts and the media and the liquidity of our ordinary shares is very limited. Such limited liquidity could result in lower prices for our ordinary shares than might otherwise prevail and in larger spreads between the bid and asked prices for our ordinary shares. Additionally, certain investors will not purchase securities that are quoted on the OTCQB, which could materially impair our ability to raise funds through the issuance of our ordinary shares in the securities markets.

Because our ordinary shares have been removed from quotation on NASDAQ and the trading price of our ordinary shares is less than $5.00 per share, trading in our ordinary shares may become subject to the requirements of Rule 15g-9 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Although we currently meet the criteria of net tangible assets in excess of $2 million set forth in Rule 3a51-1(g)(1) which exempts our ordinary shares from being deemed “penny stock,” brokers are still subject to special record keeping requirements with respect to our ordinary shares and must demonstrate that we have met these criteria. Pursuant to Rule 15g-9, brokers and dealers who recommend penny stocks to persons other than established customers and accredited investors must satisfy special sales practice requirements, including a requirement that they make an individualized written suitability determination for the purchaser and receive the purchaser’s written consent prior to the transaction.

The Securities Enforcement Remedies and Penny Stock Reform Act of 1990 also requires additional disclosure in connection with any trades involving a stock defined as a penny stock (generally, according to regulations adopted by the SEC, any equity security not traded on an exchange or quoted on NASDAQ that has a market price of less than $5.00 per share, subject to certain exceptions), including the delivery, prior to any penny stock transaction, of a disclosure schedule explaining the penny stock market and the risks associated therewith. Such requirements could further limit the market liquidity of our ordinary shares.

We do not intend to pay cash dividends in the near future.  We have not paid any cash dividends on our ordinary shares to date and do not intend to pay cash dividends in the near future. The payment of dividends will depend on our revenues and earnings, if any, capital requirements and general financial condition and will be within the discretion of our then-board of directors. As a result, any gains on an investment in our securities will need to come through appreciation of the value of such securities.

Our stock price has decreased significantly in the past and may continue to be volatile, which could adversely affect the market liquidity of our ordinary shares and our ability to raise additional funds.  Our ordinary shares have experienced substantial price volatility, particularly as there is very limited volume of trading in our ordinary shares and every transaction performed significantly influences the market price. The market price for our ordinary shares has generally followed a historical downward trend from 2000 through 2008 and has been volatile since. On May 19, 2005, our ordinary shares were delisted from The NASDAQ Capital Market due to our failure to comply with the minimum stockholders’ equity requirement for continued listing. Our ordinary shares are currently quoted on the over-the-counter market in OTCQB market, which is operated by OTC Markets, Inc. OTCQB is a market tier of OTC Markets for companies registered with and reporting to the Securities and Exchange Commission. Our trading symbol is “EMYCF.PK.”  Subsequent to the consummation of the HP Transaction and prior to the execution of the initial PV Projects, we were subject to price and volume fluctuations that affect trading in the securities of shell companies, special purpose acquisition companies and other publicly traded investment vehicles. Subsequent to the execution of the initial PV Projects, due to the limited liquidity and limited analyst coverage of our business and prospects, as well as general economic and political conditions, the market price for our ordinary shares continues to be volatile. The continuance of such factors and other factors relating to our business may materially adversely affect the market price of our ordinary shares in the future. Additionally, volatility or a lack of positive performance in our stock price may adversely affect our ability to retain or attract key employees, many of whom are generally granted stock options as part of their compensation package, and negatively affect our ability to raise funds through both debt and equity, discourage potential customers and partners from doing business with us, and could result in a material adverse effect on our business, financial condition, and results of operations.

If we fail to maintain effective disclosure controls and procedures and internal controls over financial reporting in accordance with Sections 302 and 404 of the Sarbanes-Oxley Act, our business, operating results and share price could be materially adversely affected.   The Sarbanes-Oxley Act of 2002 imposes certain duties on us and our executives and directors. Our efforts to comply with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 have resulted in increased general and administrative expense and a diversion of management time and attention, and we expect these efforts to require the continued commitment of resources. Pursuant to the requirements of Sections 302 and 404 of the Sarbanes-Oxley Act of 2002, our management is required to design and evaluate the effectiveness of our disclosure controls and procedures and of our internal control over financial reporting as of the end of the fiscal year that is the subject of this report. Our management has in the past concluded that due to material weaknesses in our internal control over financial reporting our disclosure controls and procedures were not effective (as of the end of fiscal 2006 and 2007) and our internal control over financial reporting was not effective (as of the end of fiscal 2007). Although we have implemented corrective measures, documented and tested our internal control systems and procedures and have made improvements in order for us to comply with the requirements of Section 404 and while our management concluded that our disclosure controls and procedures and our internal control over financial reporting were effective as of December 31, 2008, 2009 and 2010, we may still be exposed to claims from regulatory authorities and our shareholders in connection with our ineffective controls in prior years.  In addition, we cannot predict the outcome of our testing in future periods. We may need to implement new internal control procedures over financial reporting with respect to the PV Projects, our other investments and any other operating business we may acquire. We may also experience higher than anticipated operating expenses and fees in this context. If we are unable to implement these changes effectively or efficiently, or if our internal controls are found to be ineffective in future periods, it could harm our financial reporting or financial results and impact the market price of our ordinary shares.

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

Our ordinary shares are currently quoted on the over-the-counter market in OTCQB market, which is operated by OTC Markets, Inc. OTCQB is a market tier of OTC Markets for companies registered with and reporting to the Securities and Exchange Commission. Our trading symbol is “EMYCF.PK.” Our ordinary shares were delisted from The NASDAQ Capital Market on May 19, 2005 due to our failure to comply with the minimum stockholders’ equity requirement for continued listing.

During 2008 and 2009 we did not have any principal capital expenditures or divestitures. During 2010 and up to the date of filing of this report, we made or accrued capital expenditures, net of penalties due to delay in connection to the national grid of some of the PV Projects, in the amounts of $21.6 million and $0.3 million, respectively, in connection with the Italian PV Projects. During this period we also made a capital expenditure in the amount of $247,000 in connection with the MVNO (as defied below) project. Our aggregate capital expenditure in connection with the acquisition of shares in Dori Energy Infrastructure Ltd., was $14.1 million (of which $3.6 million was paid as advances during 2010). We currently have in progress principal capital expenditures (that were not accrued as of December 31, 2010 or paid prior to filing of this annual report during 2011) in the amount of approximately $21.6 million in connection with Italian PV Projects (including the two transactions we recently entered into as more described below under “Recent Events” and net of penalties due to delay in connection to the national grid of some of the PV Projects), some of which may be financed by third parties, whether prior to or following the expenditure by us, and capital expenditures in connection with the Farmout Agreements (as defined below) in the amount of $0.7 million.

On December 9, 2007, we entered into an Asset Purchase Agreement with HP for the sale of our business to HP and several of its subsidiaries. The Asset Purchase Agreement contemplated the sale of substantially all of our assets and liabilities relating to our business, with the exclusion of cash, debt and other specific assets and liabilities as agreed upon between the parties to the Asset Purchase Agreement. In connection with the Asset Purchase Agreement, HP and several of its subsidiaries also agreed to acquire three of our subsidiaries, NUR Europe S.A., a company organized pursuant to the laws of Belgium, NUR Japan Ltd., a company organized pursuant to the laws of Japan and NUR Do Brazil Ltda., a company organized pursuant to the laws of Brazil.

The HP Transaction was consummated on February 29, 2008 (the “HP APA Closing Date”). The aggregate consideration in connection with the HP Transaction amounted to $122.6 million. Of the total consideration, an amount of $0.5 million withheld in connection with NUR Europe’s obligations with respect to the government grants, and $14.5 million was deposited into an escrow account to secure the indemnity obligations of the Company and its remaining subsidiaries. The escrow funds, net of amounts distributed to HP in satisfaction of indemnity obligations, were to be distributed to us in two installments. Following the submission by HP of claims demanding the release of amounts from the escrow funds to HP, our responses to such claims and negotiations between the parties to the Asset Purchase Agreement, on July 27, 2010, we executed a settlement agreement (the “HP Settlement Agreement”) with HP with respect to the release of funds deposited in the escrow account. As contemplated by the HP Settlement Agreement, HP received approximately $7.3 million of the escrow funds (plus accrued interest) while we received approximately $7.2 million (plus accrued interest), such amount including $5 million that was set aside exclusively to cover certain patent claims that did not materialize. HP also released to us an amount of $0.5 million withheld in connection with NUR Europe’s obligations with respect to government grants, all as further detailed in “Item 5: Operating and Financial Review and Prospects – Overview” and in “Item 10.C: Material Contracts.”

Following the closing of the HP Transaction we ceased to conduct operational activities, focusing instead on exploring investment and other business opportunities.

Italian PV Projects

Further to our efforts in locating suitable investments, we recognized the business opportunities in the renewable energy field in Italy and thus, on March 4, 2010, we entered into two Engineering Procurement & Construction projects Contracts (each, an “EPC Contract”) for the construction of photovoltaic plants in Italy. Since then, we entered into four additional EPC Contracts during 2010, all as more fully detailed in “Item 4.B: Business Overview” and into two additional EPC Contracts during 2011 as detailed below under “Recent Events.”

As part of our efforts to enter into the Italian photovoltaic market, on September 15, 2010, we entered into additional agreements (the “Puglia Agreements”) with an Italian EPC contractor (the “Puglia Contractor”) contemplating the purchase of photovoltaic plants of up to capacity of approximately 12,500 kWp, to be located in the Puglia region, Italy (the “Puglia Plants”). Under the Puglia Agreements, we undertook, subject to the fulfillment of the closing conditions, to purchase two Italian companies who were at the time the owners of all the licenses and authorizations to construct the Puglia plants. Upon execution of the Puglia Agreements, we transferred a deposit in the aggregate amount of Euro 910,000 to the Puglia Contractor. The closing of the purchase of such Italian companies holding the Puglia Plants was subject to the completion of a legal, technical and tax due diligence process to our full satisfaction. The Puglia Agreements provided that in the event the outcome of the due diligence process is not positive for objective reasons, the relevant plants will not be purchased and, if this is the result for all plants, the Puglia Agreements may be terminated by us. Thereafter, if the positive due diligence outcome condition was met and the Puglia Plants would have been connected to the Italian national grid at year 2010 rates, the consideration per each 1,000 kWp pursuant to the Puglia Agreements was an aggregate of approximately Euro 3.6 million (including the respective amount of the deposit prepaid by us). In the event any of the Puglia Plants was not connected to the Italian national grid with year 2010 FiT, we could either elect not to purchase such plant or to purchase it at a reduced price. The Puglia Agreements further provided that should we not purchase any or all of the Puglia Plants, a prorated portion of the deposit is to be refunded to us. On February 10, 2011, following completion of our due diligence process and due to the fact that none of the Puglia Plants were connected to the Italian national grid with year 2010 FiT, we terminated the Puglia Agreements and the deposit paid to the contractor is to be offset against payments due to the Puglia Contractor in connection with some of our other PV Projects.

Investments in Israel

In addition to our Italian PV operations and investments, we also entered into several transactions involving Israeli entities. These transactions are investments in two Israeli companies that are expected to operate, or have holdings in companies that are expected to operate, in the energy and telecommunications business in Israel and the execution of Farmout Agreements contemplating the transfer to us of participating interests in four Israeli exploration licenses.

In November 2010, Ellomay Capital Communications Ltd. (“Ellomay Communications”), our wholly-owned subsidiary, entered into a binding Memorandum of Understanding (the “MVNO MOU”) with Alon Ribua Communications Ltd. (“Alon Ribua”), and Novosti Communications Ltd. (“Novosti”), with respect the launch of a virtual mobile operator (“MVNO”) in Israel. The MVNO is purported to be operated by Alon Cellular Ltd. (“Alon Cellular”), a wholly owned subsidiary of Alon Ribua Telecom Ltd. (“Alon Telecom”). Ellomay Communications holds 25% of Alon Telecom’s share capital, and the remainder is held by Alon Ribua (70.1%), and by Novosti (4.9%). Alon Cellular applied to the Israeli Ministry of Communications for an MVNO license, and such license was granted to it during March 2011. The MVNO MOU grants each shareholder of Alon Telecom a right to nominate a director in each of Alon Telecom and Alon Cellular with respect to each 10% holding in Alon Telecom’s share capital. Accordingly, Ellomay Communications has nominated two directors to Alon Telecom’s and Alon Cellular’s Board of Directors. The MVNO MOU also includes certain customary mechanisms that require a majority of more than 80% for the approval of certain resolutions of the Board of Directors of both Alon Telecom and Alon Cellular. Ellomay Communications extended NIS 875,000 (approximately $247,000) as a shareholder’s loan to Alon Telecom, which amount reflects 25% of the aggregate NIS 3,500,000 (approximately $986,000) shareholders’ loan that was extended by all shareholders of Alon Telecom. The proceeds of the aforementioned loan are intended to finance the initial and preparatory phase of launching the MVNO business. The MVNO MOU sets forth that the entire investment required to finance the MVNO up to positive cash flow is estimated at NIS 200 million (approximately $56 million). The shareholders of Alon Telecom are not obligated to finance the MVNO project and they may elect not to invest any additional funds in the MVNO project on top of the aforementioned shareholders’ loan, which would cause a dilution of their holdings.  During March 2011, Alon Cellular entered into an MOU with Partner Communications LTD., an Israeli mobile telephone network operator, for launching cellular services in an MVNO model. Given the competitive landscape of the Israeli cellular and MVNO markets, we cannot, at this time, assess the likelihood that Alon Cellular shall actually commence with operating an MVNO business. Therefore, and in light of the aggregate investment in these operations to date, we do not believe that our current investments and involvement in this field are material to us as of the date of filing of this annual report.

On November 25, 2010, Ellomay Clean Energy Ltd. (“Ellomay Energy”), our wholly-owned subsidiary, entered into an Investment Agreement (the “Dori Investment Agreement”) with U. Dori Group Ltd. (“Dori Group”), and U. Dori Energy Infrastructures Ltd. (“Dori Energy”), with respect to an investment by Ellomay Energy in Dori Energy. The transaction contemplated by the Dori Investment Agreement was finalized on January 27, 2011 whereby Ellomay Energy was issued shares representing 40% of Dori Energy’s issued and outstanding share capital on a fully diluted basis, in consideration for NIS 50 million. Dori Energy holds 18.75% of the share capital of Dorad Energy Ltd. (“Dorad”), which plans and promotes the construction of an approximate 800 MWp gas operated power plant in the vicinity of Ashkelon, Israel. For more information, see “Item 4.B: Business Overview.”

On February 22, 2011 (the “Licenses Effective Date”) we entered into two Farmout Agreements (the “Farmout Agreements”), contemplating the acquisition of participating interests in four exploration licenses (the “Exploration Licenses”) as follows: (i) a Farmout Agreement among Delek Drilling Limited Partnership (“Delek”), Avner Oil Exploration Limited Partnership (“Avner”) and us contemplating the acquisition by us of 10% of the participating interests in each of the “337/Aviah” and “338/Qeren” drilling licenses (respectively, the “Aviah License” and the “Qeren License”); and (ii) a Farmout Agreement among Delek, Avenr, Noble Energy Mediterranean Ltd. (“Noble”) and us contemplating the acquisition by us of 15% of the participating interests in each of the “Ruth D” and “Alon E” drilling licenses (respectively, the “Ruth License” and the “Alon License”) (the transferors of the participating interests are referred to herein as “Farmors” and the transferees of the participating interests are referred to herein as “Farmees”). The consideration paid in connection with the acquisition of the participating interests is expected to be an aggregate of approximately $710,000 as reimbursement for past expenditures incurred by the Farmors in connection with operations under the Exploration Licenses until the Licenses Effective Date. In addition, we will be required to reimburse the Farmors for certain costs billed to us under the provisions of the relevant JOAs (as hereinafter defined) during the period between the Licenses Effective Date and the closing of the transactions contemplated by the Farmout Agreements, based on criteria set forth in the Farmout Agreements. In connection with the Farmout Agreements, we further undertook that it will not, prior to the earlier of: (i) the commencement of the drilling of the first well in any of the Exploration Licenses or (ii) December 31, 2011, sell, assign or otherwise transfer, directly or indirectly, whole or part of the participating interests (other than to an affiliate), without the prior written consent of the relevant Farmors. In the event such consent is granted, we undertook to pay to the relevant Farmors an aggregate of 35% of (x) the difference between the consideration paid under the Farmout Agreement and the consideration received by us in connection with the sale of the interests, less any reimbursement for past expenditures, and (y) any overriding royalty interest granted to us in connection with the sale of the interests. In connection with the Farmout Agreements, we entered into Overriding Royalty Deeds with the Farmors, providing them with an aggregate overriding royalty interest of 3% of the participating interest per each Exploration License. We further granted to each of the Farmors a one-time option to convert part or all of their participating interests in any of the Exploration Licenses, but not more than 3.33% in aggregate with respect to the Aviah License and the Qeren License and 15% in the aggregate with respect to the Ruth License and Alon License, into overriding royalty interests, exercisable at any time prior to the spudding of the first well in any of the Exploration Licenses and provided that such option shall also be exercised with respect to the other Farmees, on a pro rata basis. The conversion option provides for each 1% participating interest to be converted into 0.03% overriding royalty interest. In connection with the execution of the Farmout Agreements related to the Aviah License and Qeren License, we also entered into Joint Operating Agreements (“JOAs”) with the other holders of participating interests in such Exploration Licenses and with ATP Oil & Gas Corporation (NASDAQ: ATPG), which will be the operator of under such Exploration Licenses. In connection with the execution of the Farmout Agreements related to the Ruth License and Alon License, we, the other relevant Farmees and the Farmors entered into a novation agreement pursuant to which we and such Farmees joined the existing JOAs among the Farmors, under which Noble is acting as the operator. The closing of the Farmout Agreements is subject to various conditions, including the receipt of approval of the Israeli Ministry of National Infrastructures and the approval of the unit holders of Avner and Delek. In the event we elect, in our sole discretion, to participate in the drilling operations of the first well in any one of the Ruth License and Alon License, we will be required to bear, in addition to our pro rata portion of the cost of the drilling, certain additional drilling costs that would otherwise be borne by the Farmors, which additional drilling costs will not exceed $2,250,000. Similarly, in the event we elect, in our sole discretion, to participate in the drilling operations of the first well in any one of the Aviah License and Qeren License, we will be required to bear, in addition to our pro rata portion of the cost of the drilling, certain additional drilling costs that would otherwise be borne by the Farmors, which additional drilling costs will not exceed $500,000. Simultaneously with the execution of the Farmout Agreements with us, the Farmors entered into similar farmout agreements with third parties and, in the event the transfers of participating interests contemplated by such all such additional farmout agreements are consummated, Delek and Avner are expected to hold an aggregate of 25% of each of the Aviah License and Qeren License and Delek, Avner and Noble are expected to hold an aggregate of 50% of each of the Ruth License and Alon License. We cannot at this stage estimate whether all of the closing conditions will be fulfilled. Therefore, and in light of the aggregate investment in the Exploration Licenses to date, we do not believe that our current investments and involvement in this field are material to us as of the date of filing of this annual report.

Recent Events

On March 14, 2011, we purchased the shares of an Italian company that owns a fully constructed photovoltaic plant of 994.43 KWp with fixed technology located in province of Lecce, municipality of Galatina, Puglia region, Italy (“Galatina”) and entered into an EPC Contract in connection with such plant, for an aggregate consideration of approximately Euro 3.9 million (including the consideration for the shares of the Italian company). This photovoltaic plant is expected to connect to the Italian national grid under 2010 FiT.

On March 25, 2011, we purchased the shares of an additional Italian company that holds the permits and plans for, and entered into an EPC Contract the construction of, a photovoltaic plant of 3,015 KWp with single tracker technology located in the province of Bari, municipality of Corato, Puglia region Italy (“Corato”) for an aggregate consideration of approximately Euro 11.8 million (including the consideration for the shares of the Italian company). The contractor has undertaken the photovoltaic plant to the Italian national grid by May 31, 2011 under the applicable 2011 FiT (with certain adjustments to the consideration in the event of delays).

Unless specifically mentioned below, the information concerning our PV Projects included under “Item 4.B: Business Overview” does not include references to the agreements and projects entered into in March 2011. However, due to the scope of consideration that we undertook to pay in the EPC Contract entered into in connection with the Corato project, this EPC Contract is being filed herewith as Exhibit 4.18.

In line with our concentration in the energy and renewable energy field, we may consider making additional investments in the photovoltaic or other renewable energy markets, in Italy or elsewhere, in the future and are in the process of due diligence activities with respect to additional photovoltaic plants in Italy.

For information on our financing activities please refer to “Item 4.B: Business Overview” and “Item 5: Operating and Financial Review and Prospects.”

B.            Business Overview

As mentioned above, following the closing of the HP Transaction and the sale of our operating business to HP and several of its subsidiaries on February 29, 2008, we ceased all of the operations of our business as conducted prior to such date. Since March 4, 2010, our main business is the production of renewable energy through our ownership of photovoltaic plants in Italy. We also expect to be involved in the production of clean energy in Israel through our investment in Dorad.

Following our entry into the renewable energy field in Italy and our other investments in the Israeli market, as of March 31, 2011 we hold approximately $61.3 million in cash and cash equivalents.

Our current plan of operation is to manage our investments in the Italian PV field and in the Israeli market and, with respect to the remaining funds we hold, to identify and evaluate additional suitable business opportunities in the energy and infrastructure fields, including in the renewable energy field, through the direct or indirect investment in energy manufacturing plants, the acquisition of all or part of an existing business, pursuing business combinations or otherwise.

Italian Photovoltaic Projects

During 2010, we entered into six EPC Contracts with the Contractors with respect to six photovoltaic power plants constructed and located in Italy. We also entered into Operation and Maintenance Agreements (“O&M Agreements”) with the relevant Contractors with respect to these PV Projects. The following table provides a summary of information with respect to the Italian PV Projects:

PV Project Title	Expected Output	Location	Expected/Actual Connection to Grid and Expected/Actual Applicable FiT	PV Principal

“Del Bianco”	734.40 kWp	Province of Macerata, Municipality of Cingoli, Marche region	June 2011 2010 FiT (expected)	Ellomay PV One S.r.l. (“Ellomay PV One”)

“Costantini” (together with Del Bianco, the “Macerata PV Projects”)	734.40 kWp	Province of Ancona, Municipality of Senigallia, Marche region	June 2011 2010 FiT (expected)	Ellomay PV One

“Giaché”	730.01 kWp	Province of Ancona, Municipality of Filotrano, Marche region	June 2011 2010 FiT (expected)	Ellomay PV Two S.r.l. (“Ellomay PV Two”)

“Massaccesi” (together with Giaché, the “Ancona PV Projects”)	749.7 kWp	Province of Ancona, Municipality of Arcevia, Marche region	June 2011 2010 FiT (expected)	Ellomay PV Two

“Troia 8”	995.67 kWp	Province of Foggia, Municipality of Troia, Puglia region	January 14, 2011 2010 FiT	Ellomay PV Six S.r.l.

“Troia 9” (together with Troia 8, the “Foggia PV Projects”)	995.67 kWp	Province of Foggia, Municipality of Troia, Puglia region	January 14, 2011 2010 FiT	Ellomay PV Five S.r.l.

The Italian PV Projects entail the engagement of Contractors, in order to build, assemble, install, test, commission, operate and maintain photovoltaic power plants located in Italy, for the benefit of our wholly-owned subsidiaries.

Each of the PV Projects is implemented on the basis of the following agreements:

•	an EPC Contract, which governs the installation, testing and commissioning of a photovoltaic plant by the respective Contractor;

•	an O&M Agreement, which governs the operation and maintenance of the photovoltaic plant by the respective Contractor;

•
when applicable, a side agreement between our relevant Italian subsidiary and the Contractor, whereby the panels required for the construction of the photovoltaic plant will be purchased by such Italian subsidiary directly from a third party supplier of such panels, and then transferred to the Contractor;

•	a number of ancillary agreements, including:

m	one or more “surface rights agreements” with the land owners, which provide the terms and conditions for the lease of land on which the photovoltaic plants are constructed and operated;

m
standard “incentive agreements” with Gestore dei Servizi Elettrici (“GSE”), Italy’s energy regulation agency responsible, inter alia, for incentivizing and developing renewable energy sources in Italy and purchasing energy and re-selling it on the electricity market. Under such agreement, it is anticipated that GSE will grant the applicable FiT governing the purchase of electricity (FiTs are further detailed in “Item 4.B: Government Regulations - Regulatory Framework of Italian PV Projects”);

m
one or more “power purchase agreements” with GSE, specifying the power output to be purchased by GSE for resale and the consideration in respect thereof (in the event of sale via the “Dedicated Withdrawal System” as more fully described under “Item 4.B: Government Regulations - Regulatory Framework of Italian PV Projects”); and

m
one or more “interconnection agreements” with the Enel Distribuzione S.p.A (“ENEL”), the Italian national electricity grid operator, which provide the terms and conditions for the connection to the Italian national grid.

•
optionally, one or more “project financing agreements” with financing entities, as were already executed with respect to several of the PV Projects and as more fully described below, and as may be executed in the future with respect to the remaining PV Projects;

•	a stock purchase agreement in the event we acquire an existing company that owns a photovoltaic plant that is under construction or is already constructed.

The aggregate investment expected to be required in connection with the PV Projects is approximately Euro 17 million (excluding the annual operation and maintenance costs) and an additional aggregate expenses in the amount of approximately Euro 0.5 million for ancillary expenses.

The summaries below describe the material terms of the EPC Contracts and the O&M Agreements. The EPC Contracts and forms of O&M Agreements executed in connection with the Macerata PV Projects were filed with the SEC as exhibits to our annual report for fiscal year ended December 31, 2009. Other than as set forth herein, the additional EPC Contracts and O&M Agreements are similar in their material terms to the forms of such EPC Contracts and O&M Agreements that were previously filed and the following summary, which does not purport to be complete, is qualified in its entirety by reference to the full version of such agreements previously attached as exhibits to our Form 20-F for the fiscal year ended December 31, 2009.

Engineering Procurement and Construction Contracts

General

Each EPC Contract governs the construction, assembly, installation, testing and commissioning of a photovoltaic plant (each, a “PV Plant”) by the contractor, on behalf of one of our wholly-owned subsidiaries (the “PV Principal”). Please refer to the table set forth above for the location of each of such PV Plants. Pursuant to each EPC Contract, the Contractor is required to supply a PV Plant consisting of a power plant of the relevant electricity output, to transfer the land rights (diritto di superficie) on the area where the PV Plant is to be built to our subsidiary and to provide all the services necessary to bring the PV Plant into operation and to connect it to the national grid. Each of the Contractors is also required to provide standard warranty service, as further detailed below. Transfer of ownership of the PV Plant in favor of the PV Principal is to occur upon issuance of the “Provisional Acceptance Certificate” described below.

Representations and Warranties of the Contractors

The EPC Contracts include certain representations and warranties made by the respective Contractor that are standard in the market and requested by financial institutions. Inter alia, each of the Contractors represents and warrants that it has visited the area designated for the construction of the PV Plant, that the same is suitable for such construction and that it is not aware of facts and circumstances that could prejudice the formation or validity of the permits issued in connection with the PV Project. The Contractor also represents that the designated area for the PV Plant is free from encumbrances and that there are no third-party claims regarding rights in the land.

Consideration and Payment Milestones

The aggregate consideration payable to the Contractors for the supply of each PV Plant and performance of the works, under each of the EPC Contracts and additional agreements related to the purchase and construction of the PV Project (the “Consideration”) is in the range of Euro 3-3.85 million per 1 MWp (1,000 kWp).

The conditions for the payment milestones set forth in the EPC Contracts executed in connection with the Macerata PV Projects are as follows:

m
Payment Milestone 1: (i) completion of procedures and formalities as to the obtaining of the building permits and other applicable permits (except for the FiT); (ii) transfer of the land rights to the PV Principal; (iii) time to connection to the grid is estimated by the Contractor to be within 120 days, and (iv) delivery of a guarantee covering the Contractor’s obligations under the EPC Contract, issued by the Contractor’s parent company, under which such parent company agrees to indemnify the PV Principal against losses and damages incurred up to an amount equal to the Consideration (which guarantee must be effective until the issuance of a “Final Acceptance Certificate” described below).

m
Payment Milestone 2: (i) satisfactory outcome of the technical inspection of the PV Plant and issuance of the “Technical Acceptance Certificate” described below, (ii) all the conditions precedent to Payment Milestone 1 are still met, and (iii) execution of the O&M Agreement.

m
Payment Milestone 3: (i) satisfactory outcome of the inspection of the PV Plant’s operations, and issuance of the “Provisional Acceptance Certificate”, (ii) all conditions precedent to Payment Milestones 1 and 2 are still met, and (iii) delivery by the Contractor of a warranty bond issued by an insurance company with S&P A-rating (such bond to be released upon issuance of the Final Acceptance Certificate, provided that the Contractor procures the insurance bond required under the O&M Agreement).

The conditions for the payment milestones set forth in the EPC Contracts executed in connection with the Ancona PV Projects are as follows:

m
Payment Milestone 1: (i) completion of procedures and formalities as to the obtaining of the building permits and other applicable permits (expect for the FiT), (ii) procurement of land rights in favor of the PV Principal, (iii) completion of purchase order of panels in an amount at least equal to the nominal power of the Plant, (iv) connection to the grid is estimated by the Contractor to be within 150 days and (v) delivery of a guarantee covering the Contractor’s obligations under the EPC Contract, issued by the Contractor’s parent company, under which such parent company agrees to indemnify the PV Principal against losses and damages incurred up to an amount equal to the Consideration (which guarantee must be effective until the issuance of a “Final Acceptance Certificate” described below).

m
Payment Milestone 2: (i) satisfactory outcome of the technical inspection of the PV Plant and issuance of the “Technical Acceptance Certificate” described below, (ii) all the conditions precedent to Payment Milestone 1 are still met, and (iii) execution of the O&M Agreement.

m
Payment Milestone 3: (i) satisfactory outcome of the inspection of the PV Plant’s operations, and issuance of the “Provisional Acceptance Certificate”, (ii) all conditions precedent to Payment Milestones 1 and 2 are still met, and (iii) delivery by the Contractor of a warranty bond issued by an insurance company with S&P A-rating (such bond to be released upon issuance of the Final Acceptance Certificate, provided that the Contractor procures the insurance bond required under the O&M Agreement).

The conditions for the payment milestones set forth in the EPC Contracts executed in connection with the Foggia PV Projects are as follows:

m
Payment Milestone 1: (i) completion of procedures and formalities as to the obtaining of the building permits and other applicable permits (except for the FiT), (ii) transfer of the permits to the PV Principal, (iii) submission by the Contractor of all the relevant technical documentation, (iv) setting up procurement of land rights in favor of the PV Principal, (v) connection to the grid is estimated by the Contractor to take place within January 16, 2011 and the completion of electrical and mechanical works is reasonably estimated by the Contractor to take place within December 31, 2010, (vi) completion of purchase order of panels in an amount at least equal to the nominal power of the PV Plant, and (vii) delivery of a guarantee covering the Contractor’s obligations under the EPC Contract, issued by the shareholders of the Contractor, under which they agree to indemnify the PV Principal against losses and damages incurred up to an amount equal to the Consideration (which guarantee must be effective until the issuance of a “Final Acceptance Certificate” described below).

m
Payment Milestone 2:  (i) all the conditions precedent to Payment Milestone 1 are still met and (ii) an autonomous and first demand bank guarantee, to be issued by a primary and leading bank in favour of the PV Principal ,as guarantee for the obligations undertaken by the Contractor under the EPC Contract is delivered to the PV Principal (which guarantee must be effective until the issuance of a “Preliminary Acceptance Certificate” and the provision of the “Warranty Bond,” both described below).

m	Payment Milestone 3: (i) all the conditions precedent to Payment Milestones 1 and 2 are still met, and (ii) the PV Plant commences operations.

m
Payment Milestone 4:  (i) satisfactory outcome of the inspection of the PV Plant’s operations, and issuance of the “Provisional Acceptance Certificate”, and (ii) delivery by the Contractor of a warranty bond issued by a primary and leading bank (such bond to become effective on payment of Payment Milestone 4 and released upon issuance of the Final Acceptance Certificate, provided that the Contractor procures all guarantees required under the O&M Agreement).

Acceptance Testing and Certifications

Acceptance testing for the PV Plant consists principally of: (i) a technical inspection prior to operation, successful completion of which results in the issuance of the “Technical Acceptance Certificate”; (ii) a test that verifies the actual performance of the PV Plant, successful completion of which results in the issuance of the “Provisional Acceptance Certificate”; and (iii) two “reassessment” tests, conducted 12 months and 24 months after the Provisional Acceptance Certificate is issued in order to further test the performance of the PV Plant once it has been put into operation. The EPC Contracts in connection with the Foggia PV Projects also include the following conditions precedent to the issuance of the Provisional Acceptance Certificate: (i) the PV Plant is connected in parallel to the distributor’s electricity grid; (ii) all the meters required to calculate the energy produced, transferred or exchanged with the grid have been installed; (iii) the Power Purchase Agreement is in force; (iv) the Incentive request has been sent to the GSE in compliance with the terms indicated in Decree and GSE has approved the Plant’s admission to the Incentive pursuant to the Decree (comunicazione della tariffa incentivante by GSE); and (v) all obligations related to the regulation of access to the grid have been performed.

The “Final Acceptance Certificate” is to be issued by the PV Principal when the following conditions have been met: (i) the above reassessment tests have been successfully completed, (ii) the Contractor has paid any related performance liquidated damages, to the extent required; and (iii) the O&M Guarantee (as hereinafter defined) is in place. The EPC Contracts in connection with the Macerata PV Projects and the Ancona PV Projects also include the following conditions precedent to the issuance of the Final Acceptance Certificate: (i) the incentive agreement with GSE and the incentive as well as the Power Purchase Agreement are in force, and the related certificate attesting this has been issued; and (ii) all the obligations related to the regulation of access to the grids have been fulfilled.

Financing Entity

All EPC Contracts contemplate the procurement by the PV Principal of one or more credit lines, on a leasing or project finance basis from an Italian financial institution (the “Financing Entity”). If necessary, each of the Contractors is required to make changes in the EPC or O&M agreements in accordance to the financial institute demands and/or to enter into a direct agreement with the Financing Entity together with the PV Principal.

Contractor’s Obligations

Each Contractor’s main obligations under the EPC Contracts include: engineering, supply of apparatus, assembly and installation of the PV Plant, civil works, assisting with securing the land use rights, maintaining effective custody of the area, delivery of relevant documentation, supply of deliverables that meet world-class standards and in accordance with applicable laws, securing all applicable permits (operational and building permits) required for the implementation and functioning of the PV Plant and transferring them to the PV Principal, connecting the PV Plant to the national grid in accordance with the project implementation schedule, and clearance of the area after completion of the works. Each of the Contractors also undertook to provide Warranty Bonds in the range of 10%-15% of the applicable Consideration and guarantees as provided under the relevant milestones above.

Warranties

Pursuant to the EPC Contracts, each of the Contractors warrants the performance of the PV Plant, and certain defects in the plans of the PV Plant, for a period of 24 months following issuance of the Provisional Acceptance Certificate. Efficiency of the photovoltaic modules shall be guaranteed by the manufacturer for long period of time (usually 20 years) with a certain cumulative deterioration of the photovoltaic modules (for example that the deterioration does not exceed, for the first 10 years, 10% and for the first 20 years, in the aggregate, 20%).

Termination

Each party may terminate the EPC Contract if the other party is in breach of certain obligations, as further set forth in the EPC Contract. If the termination is attributable to the Contractor, the Contractor must pay to the PV Principal a limited termination penalty.

In the event the termination is attributable to the PV Principal, the PV Principal takes delivery of the works that have been constructed up to the time of termination. However, pursuant to the EPC Contracts in connection with the Macerata PV Projects and the Ancona PV Projects, if the termination is due to the PV Principal’s failure to perform its payment obligations, the Contractor or a third party indicated by the Contractor can take possession and ownership of the PV Plant by reimbursing the amounts paid thus far by Contractor, less a penalty

In addition, the PV Principal can terminate the EPC Contract at any time, provided it pays to the Contractor the consideration for work performed up until that time, plus an indemnity equal to 10% of the value of the outstanding works. However, no such indemnity is required if the PV Principal terminates the contract due to a change in applicable laws or a “Force Majeure” (as defined in the EPC Contract).

Delay Liquidated Damages, Discounts and Penalties

Each of the EPC Contracts provide for the following liquidated damages, discounts and penalties:

m
Delay Liquidated Damages – in the event the Contractor fails to comply with its estimation as to time to connection to the grid following the respective Payment Milestone 1 as set forth above or with the completion date in the event one is set forth in the EPC Contract, the PV Principal will be entitled to apply delay liquidated damages up to an agreed maximum amount. The delay liquidated damages applied in connection with the Macerata PV Projects and Ancona PV Projects amount, as of March 31, 2011, to an aggregate of approximately Euro 450,000 and have reached the agreed upon cap with respect to the Macerata PV Projects. The Foggia PV Projects were connected in accordance with the schedule and therefore no delay liquidated damages were incurred.

m
Discounts – in the event the 2010 FiT (as more fully set forth under “Government Regulations - Regulatory Framework of Italian PV Projects” below) is not awarded to a PV Plant, the Contractor will grant the PV Principal a discount due to the expected loss of profit. As noted above the Macerata PV Projects and the Ancona PV Projects are expected to be connected under 2010 FiT and the Foggia PV Projects have already been connected with 2010 FiT. The discounts applicable to the Macerata and Ancona PV Projects are determined based on pre-determined payment per every cent reduction in the tariff that will not necessarily cover the economic loss due to the change in tariff.

m
Penalties – in the event the effective performance ratio disclosed by one of the tests performed following the construction of the PV Plant is less than the applicable minimum guaranteed performance ratio (“MGPR”), the Contractor shall pay to the PV Principal performance liquidated damages in the range of Euro 5.6 – Euro 9.3 per kWp per each percentage point which is lower than the MGPR, up to a certain maximum percentage of the relevant Consideration and, in connection with the Foggia PV Projects, higher penalties in the event the second reassessment test shows a lower MGPR. These penalties will not necessarily cover the entire economic results of lower MGPR results and, as noted below, the O&M Agreements also include a bonus-malus feature covering deviations from certain benchmarks.

Dispute Resolution

Technical disputes between the parties are to be resolved by an expert, while other disputes are subject to arbitration in Milan, in accordance with the National Arbitration Chamber of Milan’s Rules of International Arbitration.

Purchase and Technology of Trackers

The technology used in the Macerata PV Projects and the Foggia PV Projects is fixed solar panels and in the Ancona PV Projects it is solar panels using dual axis tracking technology.

In addition to the EPC Contract, the PV Principals and the respective Contractors entered into side agreements, whereby the panels required for the construction of the PV Plant will be purchased by the PV Principal directly from a supplier of such panels, on the basis of the representations and assurances by the Contractor that the panels meet the specifications of the relevant PV Project. The panels will then be transferred to the Contractor. The above-mentioned consideration for the PV Projects includes the price of the panels. Under the side agreements, the Contractor bears the responsibility of taking delivery of the panels, insuring, storing and installing them for the benefit of the PV Principal.

Operation and Maintenance Agreements

General

As mentioned above, each EPC Contract contemplates the execution of an O&M Agreement, in respect of each PV Plant to be supplied.

The O&M Agreement sets out the terms under which each of the Contractors is to operate and maintain the PV Plant once it becomes operational, i.e. starting from the Provisional Acceptance Certificate described in connection with the review of the EPC Contracts and for a period of 20 years thereafter. The O&M Agreement is subsequently automatically extended for successive two (2) year periods, unless one party notifies the other party of its intention not to renew the agreement at least 6 months before the anticipated date of expiry of the applicable term.

A technical adviser, appointed by the PV Principal and/or the Financing Entity, is responsible for monitoring the performance of the services (the “Technical Adviser”). Our current Technical Advisors company is a leading technical firm in Italy which appears in the Italian banks white list.

The Services

Each O&M Agreement governs the provision of the following services: (i) Subscription Services, which include Preventive Maintenance Services (attendance to incidents that might arise at the PV Plant, remote supervision of operation and full operational status of the PV Plant) and Corrective Maintenance Services (services to correct incidents arising at the PV Plant or to remedy any anomaly in the operation of the PV Plant), and (ii) Non-Subscription Services, which are all services that are outside of the scope of the Subscription Services.

The Consideration

The annual consideration for the Subscription Services shall be approximately Euro 26,000-Euro 35,000, (linked in accordance with the Italian inflation rate) for the PV Projects, paid on a quarterly basis. The Subscription Services fee is fixed and the Contractor is not entitled to request an increase in the price due to the occurrence of unforeseen circumstances. This annual consideration does not include the price of the all-risk policy and of other policies to be obtained by the PV Principal to the extent they have an exposure, including industrial accidents in favor of PV Principal’s employees, civil liability for workers and insurance to cover vehicle civil liability.

Additional charges apply for the Non-Subscription Services that are approved by the Financing Entity and the Technical Adviser.

Modifications to the scope of services (which can occur either at PV Principal’s request with the prior approval of the Financing Entity and the Technical Adviser, or if the Contractor deems that changes are necessary or appropriate to improve the quality, efficiency or safety of the PV Plant, its facilities or its supplies) are also subject to price changes. Moreover, changes to the scope of services due to a change in applicable laws may also involve a price increase, subject to the approval of the Financing Entity and the Technical Adviser, and provided that the prices take into account the Contractor’s official rates and do not exceed the cost of the additional work or supplies.

Bonus Malus

The O&M Agreements provides for a bonus to be paid to the Contractor if the annual performance benchmarks of the PV Plant guaranteed by the Contractor are exceeded, and on the other hand the Contractor shall owe a penalty to the PV Principal if the PV Plant’s performance is below these benchmarks (without prejudice to the PV Principal’s entitlement to compensation for further damages that it may have incurred). The penalties and bonuses start to apply only upon the issuance of the Final Acceptance Certificate, i.e. two years after the PV Plant is operational.

Contractor’s Obligations, Representations and Warranties

The Contractor’s obligations under the O&M Agreement include, inter alia, the duty to diligently perform the operation and maintenance services in compliance with the applicable law and permits in a workmanlike manner and using the most advanced technologies, to contract for adequate insurance with the PV Principal and the Financing Entity as additional insured parties, to guarantee the availability of spare parts and replenish the inventory as needed, and to assist the PV Principal and the Financing Entity in dealing with the authorities (including GSE and ENEL) by providing the necessary information required by such authorities. The Contractor represents and warrants, inter alia, that it holds the necessary permits and authorizations, and that it has the necessary skills and experience to perform the services contemplated by the O&M Agreement.

Guarantees

The Contractor is required to provide an insurance bond, satisfactory to both the Contractor and the Financing Entity, for an amount equal to 15% - 100% of the annual applicable price (the “O&M Guarantee”) to be renewed annually.

Intellectual Property License

Pursuant to the O&M Agreement, the Contractor grants an irrevocable, royalty-free license to the creations, plans, specifications, drawings, procedures, methods, products and/or inventions prepared or developed by the Contractor pursuant to the O&M Agreement, for use in the specific PV Plant. This license is not transferable, except in conjunction with all of the rights and obligations of the PV Principal under this agreement or in relation with the PV Plant.

Financing Entity

As with the EPC Contracts, the O&M Agreement contemplates the financing of the planning, realization, operation and maintenance of the PV Plant by a Financing Entity, and states that adaptations may need to be made to the O&M Agreement in consideration of the terms agreed to with such Financing Entity and that the Contractor undertakes to enter into such direct agreement with the Financing Entity, if necessary, within 15 days of the Financing Entity’s or the PV Principal’s request to that effect.

Termination

The O&M Agreement is terminated automatically, subject to the Financing Entity’s consent, if the related EPC Contract is terminated for any reason.

Each party may terminate the O&M Agreement if the other is in breach of any of its obligations that remains uncured for 30 days following written notice thereof.

The PV Principal may terminate the O&M Agreement only after obtaining approval from the Financing Entity. Termination of the O&M Agreement by the PV Principal due to certain breaches by the Contractor (inter alia, due to the Contractor’s failure to enter into a direct agreement with the Financing Entity, to issue the Final Acceptance Certificate or to comply with the spare parts guarantee, or in the event that the maximum amount of liquidated damages is exceeded), entitle the PV Principal to liquidated damages calculated as a percentage of the applicable price for the relevant year, without prejudice to other damages that the PV Principal may incur.

In the event of termination by the Contractor due to a breach of the PV Principal, the PV Principal must pay the Contractor compensation calculated as a percentage of the applicable price for the relevant year.

The O&M Agreement is automatically terminated if the Contractor is liquidated or becomes bankrupt or insolvent, and on other similar grounds.

In addition to termination due to breach, the parties to the O&M Agreement may withdraw from it as follows:

m
The PV Principal may terminate the agreement at any time, by giving a 6-month - 12-month prior written notice to the Contractor. In the case of such withdrawal, the PV Principal may pay to the Contractor, in lieu of the notice, the amount the Contractor would have been entitled to receive during the applicable notice period.

m
Under the O&M Agreements in connection with the Macerata PV Projects and Ancona PV Projects, the Contractor can withdraw from the O&M Agreement at the tenth anniversary thereof by sending a 12-month prior written notice to the PV Principal.

Additional termination provisions exist with respect to termination due to ongoing circumstances of “force majeure” as defined in the O&M Agreement.

In the event of termination of the O&M Agreement, the Contractor is obligated, inter alia, to deliver the PV Plant to the PV Principal within 30 days from the termination. Should the Contractor not comply with this obligation within the above mentioned term, then the Contractor shall pay to the PV Principal delay liquidated damages for each day of delay.

Assignment

The Contractor may not assign the O&M Agreement without the prior written consent of the PV Principal. The PV Principal is authorized to assign the agreement to the Financing Entity or any person appointed by the Financing Entity. If such assignment is by means of a line of business assignment, the Contractor may not withdraw from the agreement. In addition, the O&M Agreement stipulates that all receivables arising from this agreement are assigned or pledged to the Financing Entity as a security for the loan agreement with such entity.

Governing Law and Dispute Resolution

The O&M Agreement, like the EPC Contract, is governed and construed in accordance with Italian law. Disputes are generally subject to arbitration in Milan, although certain disputes may be resolved, at the request of one party, by a technical expert.

Additional Payments

In addition to payments to the Contractors under the O&M Agreements, the PV Principal will also be making annual payments to the owners of the land, pursuant to the building right agreements.

Financing Agreements

As noted above, both the EPC Contract and the O&M Agreement contemplate the procurement by the PV Principal of one or more credit lines, on a leasing or project finance basis from a Financing Entity.

Leasint

On December 31, 2010, Ellomay PV Five S.r.l. and Ellomay PV Six S.r.l., our wholly-owned Italian subsidiaries that are the PV Principal in the Puglia PV Projects, respectively, entered into Financial Leasing Agreements (the “Leasing Agreements”) with Leasint S.p.A. (“Leasint”).

Pursuant to the Leasing Agreements, each of Ellomay PV Five and Ellomay PV Six sold the PV Plants owned by them for a Euro 3.795 million (such amount included payments to the EPC Contractors) and Leasint, in turn, leases the PV Plant to each of these entities in consideration for a down-payment equals approximately to 20% of the consideration and monthly payments commencing 210 days following the transfer of ownership of the relevant PV Plant to Leasint, for the duration of the Leasing Agreement (17 years), representing a nominal annual interest rate of 3.43%. The monthly payments are linked to the monthly EURIBOR (Euro Interbank Offered Rate). At the end of term of the Leasing Agreement, each of the respective subsidiaries has the option to purchase the PV Plant from Leasint for 1% of the consideration.

The Leasing Agreements provide that the PV Principals shall be responsible and liable to Leasint for the acceptance of the plant, for the adherence with applicable laws, shall undertake any risk in connection with the PV Plant, including, inter alia, the operation and the maintenance of the PV system and further includes indemnification undertakings towards Leasint. The Leasing Agreements further also provides Leasint with the rights to independently verify the correct performance of the works.

The Leasing Agreements prohibits assignment of the agreement or granting third parties with the right to use the PV Plant without the prior written consent of Leasint. The Leasing Agreements permit the PV Principal to commence legal action against the Contractor or third parties in connection with breach of contract but prohibits termination of any contract by the PV Principal.

Each of the Leasing Agreements may be terminated by Leasint automatically following a failed, delayed or partial fulfillment of certain obligations of the PV Principal under the Leasing Agreement, including, inter alia, the PV Principal’s duties and obligations in connection with the oversight and use of the PV Plant and maintenance of insurance policies. Leasint may withdraw from each of the Leasing Agreements following the occurrence of various events set forth in the Leasing Agreements, including, inter alia, a substantial modification of the PV Principal or its guarantors’ corporate structure, material modification or interruption of the PV Principal’s activity and hindrance to the use of the PV Plant as a result of the issue of judicial or administrative measures attributable to the PV Principal or third parties for certain periods. The Leasing Agreements further provides for automatic termination in the event of destruction, total loss of the assets, definitive impossibility to use for any reason whatsoever, including force majeure, act or fact of the PV Principal or third parties. In the event of termination of the Leasing Agreement and the transfer of possession of the PV Plant to Leasint, Leasint is obligated to notify the PV Principal of the price determined for sale of the PV Plant and to provide the PV Principal with the right to have a third party purchase the PV Plant under better conditions.

The Leasing Agreements may not be assigned by the EPC Contractor. In connection with the Leasing Agreements, the relevant PV Principals assigned their rights to receive credits from GSE to Leasint (to be used for payment of the monthly installments).

In connection with the Leasing Agreements, Ellomay Luxemburg, our wholly-owned subsidiary and the parent company of Ellomay PV Five and Ellomay PV Six, (i) undertook not to transfer its holdings in these companies without the prior written consent of Leasint, (ii) provided a pledge on the shares it holds in such companies in favor of Leasint in order to guarantee the obligations of these companies under the respective Leasing Agreement, (iii) agreed to the subordination of any receivables it may be entitled to receive from these companies and (iv) undertook not to allow the distribution of profits from the relevant fiscal year and for the two subsequent years in the event the debt service cover ratio is below the ratio prescribed by the Leasing Agreements. In connection with the Leasing Agreements and the foregoing undertakings by Ellomay Luxemburg, we undertook not to transfer more than 20% of our holdings of Ellomay Luxemburg without the prior written consent of Leasint and further undertook to Ellomay Luxemburg that for so long as we remain its sole shareholder and it remains the sole shareholder of the Lessees under the Leasing Agreements and if it does not have sufficient funds, we will assist it in its undertaking in connection with the debt service cover ratio set forth under (iv) above.

Centrobanca

On February 17, 2011, Ellomay PV One S.r.l., our wholly-owned Italian subsidiary that is the PV Principal in the Macerata PV Projects entered into a project finance facilities credit agreement (the “Finance Agreement”) with Centrobanca – Banca di Credito Finanziario e Mobiliare S.p.A. (“Centrobanca”).

Pursuant to the Finance Agreement, Ellomay PV One received two lines of credit in the aggregate amount of Euro 4.65 million divided into:

(i)
a Senior Loan, to be applied to the costs of construction of the PV Plants (up to 80% of the relevant amount),  in the amount of Euro 4.1 million, accruing interest at the EURIBOR rate, increased by a margin of 200 basis points per annum, repaid semi annually; and

(ii)
a VAT Line, for payment of VAT due on the costs of construction in the amount of Euro 0.55 million, accruing interest at the EURIBOR rate, increased by 160 basis points per annum, repaid in one payment until December 31, 2013.

The Finance Agreement also requires the payment of commitment fees per annum, calculated as a certain percentage of the undrawn and un-cancelled amount of both the Senior Loan and the VAT Line and certain additional payments, including an arranging fee and an annual agency fee.

The Finance Agreements provide for a defaults interest that will accrue upon the occurrence of certain events, including a delay in payments, acceleration, termination and withdrawal. The outstanding loans may be prepaid on predetermined dates, upon payment of a fee equal to 2% of the prepaid amount. The Finance Agreement also provides for mandatory prepayment upon the occurrence of certain events, including in the event the present value of cash flow available for debt services/debt outstanding (the Loan Life Coverage Ratio) is lower than a pre-determined ratio and in the event of a change of more than 49% of the ownership of Ellomay PV One (unless Centrobanca resolves to maintain the financing in force based on the identity and undertakings of the new shareholder). The Finance Agreement includes various customary representations, warranties and covenants, including covenants to maintain certain financial ratios.

No amount re-paid or pre-paid under the Finance Agreement may be re-borrowed by Ellomay PV One. Ellomay PV One may not transfer any of the credits or other rights or obligations under the Finance Agreement without the prior consent of Centrobanca.

The Finance Agreement grants Centrobanca the right to terminate the agreement upon the occurrence of certain “Relevant Events”, including nonpayment, breach of certain obligations and cross default under certain other financial indebtedness, the right to accelerate payments (provided in addition to the termination and other remedies available under the Finance Agreement and/or applicable law) upon to occurrence of certain other “Relevant Events”, including insolvency of Ellomay PV One and the right to withdraw from the Finance Agreement upon the occurrence of any of the “Relevant Events”.

In connection with the Finance Agreement, Ellomay PV One provided securities to Centrobanca, including a mortgage on the PV Plants and an assignment of receivables deriving from the project contracts (including the agreements with GSE) and VAT credits (to be used for repayment of the outstanding loans).

In connection with the Finance Agreement, Ellomay Luxemburg, our wholly-owned subsidiary and the parent company of Ellomay PV One (i) provided a pledge on the shares it holds in this company in favor of Centrobanca in order to guarantee the obligations  of this company under the Finance Agreement and related documents, (ii) agreed to the subordination of any receivables it may be entitled to receive from these companies and (iii) entered into an equity contribution agreement with Ellomay PV One. In connection with the Finance Agreement and the foregoing undertakings by Ellomay Luxemburg, we undertook to Ellomay Luxemburg that for so long as we remain its sole shareholder and it remains the sole shareholder of the Ellomay PV One and if it does not have sufficient funds, we will provide it with sums necessary to enable Ellomay Luxembourg to contribute equity to Ellomay PV One in order to, inter alia, cover part of the costs of the PV Project and ensure that the Debt/Equity Ratio meets the requirements of the Finance Agreement.

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

Global trends in the industry

According to EPIA (European Photovoltaic Industry Association) the solar power market has grown significantly in the past decade. Despite the rapid growth, solar energy constitutes only a small fraction of the world’s energy output and therefore may have significant growth potential. According to EPIA, the global photovoltaic installations in 2010 reached 15 GW and may reach a total capacity of 688 GW by 2020 and 1,845 GW by 2030 as a function of the amount of incentives that are in place, such as FiT, further explained in “Item 4.B: Government Regulations - Regulatory Framework of Italian PV Projects”.

Anatomy of a Solar Power Plant

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

Tracker Technology vs. Fixed Technology

As described above, some of our PV Plants use fixed solar panels while others use panels equipped with single or dual axis tracking technology. Tracking technology is used to minimize the angle of incidence between the incoming light and a photovoltaic panel. As photovoltaic panels accept direct and diffuse light energy and panels using tracking technology always gather the available direct light, the amount of energy produced by such panels, compared to panels with a fixed amount of installed power generating capacity, is higher. As the double axis trackers allow the photovoltaic production to stay closer to maximum capacity for many additional hours, an increase of approximately 20% (single) - 30% (dual) of the photovoltaic modules plane irradiation can be estimated.

Solar Power Benefits

The direct conversion of light into energy offers the following benefits compared to conventional energy sources:

•
Economic - An increase in solar power generation will reduce dependence on fossil fuels. Worldwide demand for electricity is expected to nearly double by 2025, according to the U.S. Department of Energy. Additionally, according to International Energy Agency, over 60% of the world’s electricity is generated from fossil fuels such as coal, natural gas and oil. The combination of declining finite fossil fuel energy resources and increasing energy demand is depleting natural resources as well as driving up electricity costs, underscoring the need for reliable renewable energy production. Solar power systems are renewable energy sources that rely on the sun as an energy source and do not require a fossil fuel supply. As such, they are well positioned to offer a sustainable long-term alternative means of power generation. Once a solar power system is installed, the cost of generating electricity is relatively stable over the lifespan of the system. There are no risks that fuel prices will escalate or fuel shortages will develop, although cash paybacks for systems range depending on the level of incentives, electric rates, annualized sun intensity, installation costs and derogation in the efficiency of the panels.

•
Convenience - Solar power systems can be installed on a wide range of sites, including small residential roofs, the ground, covered parking structures and large industrial buildings. Most solar power systems also have few, if any, moving parts and are generally guaranteed to operate for 20-25 years, resulting in low maintenance and operating costs and reliability compared to other forms of power generation.

•
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

•
Security - Producing solar power improves energy security both on an international level (by reducing fossil energy purchases from hostile countries) and a local level (by reducing power strains on local electrical transmission and distribution systems).

These benefits have impacted our decision to enter into the solar photovoltaic market. We believe escalating fuel costs, environmental concerns and energy security make it likely that the demand for solar power production will continue to grow. Many countries, including Italy, have put incentive programs in place that directly spur the installation of grid-tied solar power systems. For further information please see “Item 4.B: Government Regulations - Regulatory Framework of Italian PV Projects.”

However, there are several risk factors associated with the photovoltaic market. See “Item 3.D: Risk Factors - Risks Relating to the Italian PV Projects”.

Investment in Dori Energy

On November 25, 2010, Ellomay Energy, our wholly-owned subsidiary, entered into the Dori Investment Agreement. The Dori Investment Agreement provided that subject to the fulfillment of certain conditions precedent, Ellomay Energy shall invest a total amount of NIS 50 million (approximately $ 14.1 million) in Dori Energy, and shall be issued a 40% stake in Dori Energy’s share capital. The transaction contemplated by the Dori Investment Agreement (the “Dori Investment”) was consummated on January 27, 2011 (the “Dori Closing Date”), and, consequently, Ellomay Energy now holds 40% of Dori Energy’s share capital. The remainder (60%) is held by Dori Group.

Ellomay Energy was also granted an option to acquire additional shares of Dori Energy that, if exercised, will increase Ellomay Energy’s percentage holding in Dori Energy to 49% and, subject to the obtainment of certain regulatory approvals – to 50%.

As of the Dori Closing Date, Dori Energy is the holder of 18.75% of Dorad, a private Israeli company that is promoting the Dorad Project. Dorad has entered into a credit facility agreement with a consortium lead by Bank Hapoalim Ltd., and financial closing of the Project was reached on January 27, 2011 (the “Dorad Financing Agreement”).

The Dorad Project entails the construction of a combined cycle power station based on natural gas, with a production capacity of approximately 800 MW, on the premises of the Eilat-Ashkelon Pipeline Company (EAPC) located south of Ashkelon. The electricity produced will be sold to end-users throughout Israel and to the National Electrical Grid. The transmission of electricity to the end-users shall be done via the existing transmission and distribution lines, in accordance with the provisions of the Electricity Sector Law and its Regulations, the Standards and the tariffs determined by the Public Utility Authority - Electricity. The Dorad power station will be based on combined cycle technology using natural gas. The combined cycle configuration is a modern technology to produce electricity, where gas turbines serve as the prime mover. After combustion in the gas turbine to produce electricity, the hot gases from the gas turbine exhaust are directed through an additional heat exchanger to produce steam. The steam powers a steam turbine connected to a generator, which produces additional electric energy.

Concurrently with the consummation of the Dori Investment, Dori Energy entered into an agreement with Israel Discount Bank Ltd. (“Discount Bank” and the “Discount Bank Agreement”) pursuant to which Discount Bank extended to Dorad, as per Dori Energy’s request, a NIS 120 million (approximately $34 million) bank guarantee that was required to allow Dori Energy to extend its pro rata share of the equity required by Dorad for the power plant project. Ellomay Energy and we guaranteed, jointly and severally, 40% of the liabilities of Dori Energy towards Discount Bank under the Discount Bank Agreement. In addition, each of Ellomay Energy and U. Dori also pledged their holdings in Dori Energy in favor of Discount Bank as a security for the fulfillment of Dori Energy’s obligations to Discount Bank under the Discount Bank Agreement.

Concurrently with the execution of the Dori Investment Agreement, Ellomay Energy, Dori Energy and Dori Group have also entered into the Dori SHA that became effective upon the consummation of the Dori Investment. The Dori SHA provides that each of Dori Group and Ellomay Energy is entitled to nominate two directors (out of a total of four directors) in Dori Energy. The Dori SHA also grants each of Dori Group and Ellomay Energy with equal rights to nominate directors in Dorad, provided that in the event Dori Energy is entitled to nominate only one director in Dorad, such director shall be nominated by Ellomay Energy for so long as Ellomay Energy holds at least 30% of Dori Energy. The Dori SHA further includes customary provisions with respect to restrictions on transfer of shares, a reciprocal right of first refusal, tag along, principles for the implementation of a BMBY separation mechanism, veto rights, etc.

Competition

Italian PV Projects

As further detailed in “Item 4.B: Governmental Regulations - Regulatory Framework of Italian PV Projects,” currently, the Italian governmental agencies are willing to pay a FiT for the power production of photovoltaic plants in Italy, as long as they enter into operation within May 31, 2011, and once a power plant is connected to the national grid, the FiT is granted for a period of 20 years. The Italian government committed to issue by no later than April 30, 2011 the FiT that will apply to photovoltaic plants that will enter into operation after May 30, 2011. Thus, our competitors are mostly other entities that seek land and contractors to construct new power plants on their behalf, should we also wish to construct additional plants. The market for solar energy is intensely competitive and rapidly evolving, and many of our competitors who strive to construct new solar power plants have established more prominent market positions and are more experienced in this field. Our competitors in this market include Etrion Corporation (ETX.TO), Sunflower Sustainable Investments Ltd. (SNFL.TA), Allerion Cleanpower S.p.A., Origis Energy and Foresight Group. If we fail to attract and retain ongoing relationships with solar plants developers, we will be unable to reach additional agreements for the development and operation of additional solar plants, should we wish to do so.

Seasonality

Solar power production has a seasonal cycle due to its dependency on the direct and indirect sunlight and the effect the amount of sunlight has on the output of energy produced. Adverse meteorological conditions can have a material impact on the PV Plant’s output and could result in production of electricity below expected output.

Sources and Availability of Components of the Solar Power Plant

As noted above, the construction of our PV Plants entails the assembly of solar panels and inverters that are purchased from third party suppliers. One of the critical factors in the success of our PV Plants is the existence of reliable panel suppliers, who guaranty the performance and quality of the panels supplied. Degradation in such performance above a certain minimum level is guaranteed by the panel suppliers, however, if any of the suppliers is unreliable or becomes insolvent, it may default on warranty obligations. In addition, as photovoltaic plants installations have increased over the past few years, the demand for such components has also increased. To the extent such increase in demand continues and is not met by a sufficient increase in supply, the availability of such components may decrease and the prices may increase.

There are currently sufficient numbers of solar panel manufacturers at sufficient quality and we are not currently dependent on one or more specific suppliers.

In addition, silicon is a dominant component of the solar panels, and although manufacturing abilities have increased over-time, any shortage of silicon, or any other material component necessary for the manufacture of the solar panels, may adversely affect our business.

Insurance

Following the consummation of the sale of our business to HP, we terminated all business related insurance policies and obtained new reduced coverage and certain run-off insurance policies. We believe that the insurance coverage is adequate and appropriate in light of our current business and the circumstances resulting from the HP Transaction. We issued all risks insurance policies for each of its operating PV plants covering, inter alia, third party liability, business interruption and loss of profits arising from direct damages resulting from accidental events such as earth quacks, wind atmosphere events etc. The amount insured is approximately  EUR 5-5.5 million .

Government Regulations

Regulatory Framework of Italian PV Projects

The regulatory framework surrounding the Italian PV Projects consists of legislation at the Italian national and local level. Relevant European legislation has been incorporated into Italian legislation, as described below.

National Legislation

(i)           Construction Authorizations

Construction of the PV Plants is subject to receipt of appropriate construction authorizations, pursuant to Legislative Decree no. 380 of 2001 (“Decree 380”), and Legislative Decree 29 December 2003 no. 387 (“Decree 387”), the latter of which implements European Directive no. 77 of 2001 on the promotion of electricity produced from renewable energy sources in the internal electricity market.

Decree 387 aims to promote renewable energies, inter alia by simplifying the procedures required to commence constructions. In particular, it regulates the so-called Autorizzazione Unica (“AU”) in relation to renewable energy plants. The AU is an authorization issued by the Region in which the construction is to take place, or by other local competent authorities, and which joins together all permits, authorizations and opinions that would otherwise be necessary to begin construction (such as, building licenses, landscape authorizations, permits for the interconnection facilities, etc.). The only authorization not included in the AU is the environmental impact assessment (valutazione di impatto ambientale, or “VIA”, see below), which needs to be obtained before the AU procedure is started. The AU is issued following a procedure called Conferenza di Servizi in which all relevant entities and authorities participate. Such procedure is expected to be completed within 180 days of the filing of the relevant application, but such term is not mandatory and cannot entirely be relied upon.

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

Decree 380 also regulates the so-called Dichiarazione di inizio attività (“DIA”) procedure. DIA is a self-certification process whereby the applicant declares that the project in question complies with all relevant requirements and conditions. The competent authority can deny the authorization within 30 days of receipt of DIA; should such a denial not be issued within such term - which is mandatory - the authorization shall be deemed granted and the applicant is allowed to start the works. The DIA procedure can be used in relation to plants whose power is lower than 20 kW. Since the expected power output of the PV Projects exceeds 20kW, the DIA is not available for the PV Projects. However, this is not applicable in the Puglia region, where regional legislation has increased the limit within which the DIA procedure can be used (see relevant section below).

The PV Projects rely on six Building Permits that have already been issued.

 (ii)         Connection to the National Grid

The procedures for the connection to the national grid are provided by the Authority for Electric Energy and Gas (“AEEG”). Currently, the procedure to be followed for the connection is regulated by the AEEG Resolution no. 99 of 2008 (Testo Integrato delle Connessioni Attive, so-called “TICA”) which replaces previous legislation and has subsequently been integrated and partially amended by AEEG Resolutions no. 124/2010 and 125/2010. According to TICA, an application for connection must be filed with the competent local grid operator, after which the latter notifies the applicant the estimated time for connection (the “STMC”). The STMC shall be accepted within 45 days of issuance. However, in order for the authorization to the connection to become definitive, all relevant authorization procedures (such as easements, ministerial nulla osta, etc.) must be successfully completed.

There are three alternative modalities to sell electricity:

•	by way of sale on the electricity market (Italian Power Exchange IPEX), the so called “Borsa Elettrica”;

•	through bilateral contracts with wholesale dealers;

•
via the so-called “Dedicated Withdrawal Plant” introduced by AEEG Resolution no. 280/07 and subsequent amendments. This is the most common way of selling electricity, as it affords direct and quick negotiations with the national energy handler (GSE), which will in turn deal with energy buyers on the market. We envisage selling electricity though this method.

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

In addition, Regional Law no. 7 of 2004 has been amended by Law no. 99 of 2009, which specifies that the VIA Procedure is expressly excluded for plants with a nominal power lower than 1 MW. In the case of the PV Projects, the target nominal power for each PV Plant is less than 1 MW, such that the PV Projects are expected to be exempt from the VIA Procedure.

Regional Regulation Applicable to the Puglia Region

Regional Law 19 February 2008 no. 1 has established that the construction of renewable energy plants in Puglia whose power capacity is up to 1 MW can be authorized with DIA (without prejudice to applicable provisions on environmental impact assessment), in the case of photovoltaic plants located on industrial, commercial and service buildings, and/or located on the ground within industrial, commercial and service parks.

In this regard, by Circolare no. 38/8763 the Puglia Region pointed out the so-called “cluster issue” (i.e. group of plants whose capacity is lower than 1 MW each, located in the same agricultural area and authorized by means of DIAs, rather than under the AU procedure), providing that if plants cannot be deemed as single plants, the simplified DIA procedure shall be considered elusive of Legislative Decree no. 387/2003 and therefore the AU Procedure should be followed. The Circolare identified as signals to the occurrence of a cluster: (i) single point of connection for more than one plant; (ii) same landowner(s) for adjacent plants; or (iii) same economic and industrial initiative (i.e. same directors or shareholders, same developer, etc.).

Regional Law 21 October 2008 no. 31 has subsequently provided a new regulation of the terms according to which the DIA procedure can be used in connection with plants having nominal power up to 1 MWp. Said law applies to DIA which have become effective after 7 November 2008 and provides that the commencement of the works concerning photovoltaic plants, whose power ranges from 20 kW up to 1 MW to be built on agricultural lands, can be authorized by way of DIA, provided that:

•	the area to be enslaved (asservimento) is at least twice the size of the radiant surface; and

•	the portion of the plot of land which is not occupied by the photovoltaic plant is used exclusively for agricultural activities.

However, on March 26, 2010 Regional Law no. 31/2008 was annulled by the Constitutional Court (the “Court”) in so far as, contrary to what is set forth in Legislative Decree no. 387/2003, it increases up to 1 MWp the maximum power threshold (20 kW) established by Law no. 244/2007 for application of the DIA procedure. DIA issued according to Regional Law no. 31/2008 can therefore be voided on the basis of the Court judgment provided that they are successfully challenged by a third party having an interest or by the administrative bodies acting in self-protection (“autotutela”). As noted above, the PV Projects rely on six Building Permits, that have already been issued, and not on the DIA procedure.

The Incentive Tariff System for Photovoltaic Plants

The Italian government promotes renewable energies by providing certain incentives. In particular, with Ministerial Decree 19.2.2007 (“Second Conto Energia”) the production of renewable electric energy from photovoltaic sources has been promoted by granting a fixed FiT for a period of 20 years from connection of PV plants. The FiT is determined with reference to the nominal power of the plant, the characteristics of the plant (plants are divided into non-integrated; partially integrated and architecturally integrated) and the year on which the plant has been connected to the grid. The FiT provided for by the Second Conto Energia are as follows:

Nominal Power kWp	Non-Integrated	Partially Integrated	Arch. Integrated
1 kW ≤ P ≤ 3 kW	0.40 Euro/kWh	0.44 Euro/kWh	0.49 Euro/kWh
3 kW < P ≤ 20 kW	0.38 Euro/kWh	0.42 Euro/kWh	0.46 Euro/kWh
P > 20 kW	0.36 Euro/kWh1	0.40 Euro/kWh	0.44 Euro/kWh

The figures above refer to plants which started operation within December 31, 2008. For plants which commence operation between January 1, 2010 and December 31, 2010, the FiT will be reduced by 2% for each calendar year following 2008.

1 With regard to the PV Plants the tariff for 2010 is equal to € 0.345/kWh.

Pursuant to Ministerial Decree 6 August 2010 (“Third Conto Energia”) a fixed FiT is granted for a period of 20 years from the date on which the plant is connected to the grid in relation to plants that enter into operation after December 31, 2010 and until December 31, 2013. The FiT provided for by the Third Conto Energia are as follows:

	A		B		C
Nominal Power	Plants entered in operation after December 31, 2010 and by April 30, 2011		Plants entered in operation after April 30, 2011 and by August 31, 2011		Plants entered in operation after August 31, 2011 and by December 31, 2011
	PV plants on buildings	Other PV plants	PV plants on buildings	Other PV plants	PV plants on buildings	Other PV plants
[kW]	[€ /kWh]	[€/kWh]	[€/kWh]	[€/kWh]	[€/kWh]	[€/kWh]
1 ≤ P ≤ 3	0.402	0.362	0.391	0.347	0.380	0.333
3< P ≤20	0.377	0.339	0.360	0.322	0.342	0.304
20< P ≤200	0.358	0.321	0.341	0.309	0.323	0.285
200< P ≤1000	0.355	0.314	0.335	0.303	0.314	0.266
1000<P≤5000	0.351	0.313	0.327	0.289	0.302	0.264
P>5000	0.333	0.297	0.311	0.275	0.287	0.251

The plants entering into operation in 2012 and 2013 will be granted the tariff referred to in column C above deducted by 6% each year.

The FiT is payable by GSE upon the grant of an incentive agreement between the producer and GSE. Notwithstanding the foregoing, the first payment of the FiT to the producer is made retroactively, 6 months following connection to the national grid.

However, a new decree entered into force on March 29, 2011 (the “New Decree”) provides that the Third Conto Energia shall apply only to photovoltaic plants whose grid connection has been achieved by May 31, 2011. The incentives whose grid connection has been achieved after such date will be regulated within April 30, 2011, by a new decree to be adopted by the Ministry of Economic Development jointly with the Ministry of the Environment.

The New Decree provides that, starting from its entry into force, ground mounted PV plants installed on agricultural lands, will benefit from incentives, provided that:

a)	the power capacity of the plant is not higher than 1 MW and - in the case of lands owned by the same owner - the PV plants are installed at a distance of at least 2 km; and

b)	the installation of the PV plants does not cover more than 10% of the surface of agricultural land which is available to the applicant.

Such provisions shall not apply to ground mounted PV plants installed on agricultural lands provided either that they have been admitted to incentives within the date of entry into force of the New Decree, or the application for the incentives was submitted by January 1, 2011; and provided that in any case the PV plant comes into operation within one year from the date of entry into force of the New Decree. The PV Projects have all filed their application by January 1, 2011 and, as noted above, two of them have already been connected to the national grid. Therefore, if the application filed by the remaining four PV Projects will be accepted, then the New Decree will be applicable to these PV Projects only if they are not connected to the grid within one year from the date of entry into force of the New Decree.

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

Regulatory Framework of Dorad’s Operations

The regulatory framework applicable to the production of electricity by the private sector in Israel is provided under the Israeli Electricity Sector Law, 1996 (the “Electricity Law”) and the regulations promulgated thereunder, including the Electricity Market Regulations (Terms and procedures for the granting of a license and the duties of the Licensee), 1997, the Electricity Market Principles (Transactions with the supplier of an essential service), 2000, and the Electricity Market Regulations (Conventional Private Electricity Manufacturer), 2005. In addition, standards, guidelines and other instructions published by the Israeli Public Utilities Authority – Electricity (established pursuant to Section 21 of the Electricity Law, the “Authority”) and\or by the Israeli Electric Company also apply to the production of electricity by the private sector in Israel.

In February 2010, the Authority granted Dorad a Conditional License, as defined by the Electricity Market Regulations (Conventional Private Electricity Manufacturer), 2005, (the “Conditional License”) for the construction of a natural gas (and alternative fuel for back up purposes) operated power plant in Ashkelon, Israel for the production of electricity, with an installed production capacity of 760-850 MWp. The Conditional License includes several conditions precedent to the entitlement of the holder of the Conditional License to produce and sell electricity to the Israeli Electric Company. The Conditional License shall be valid for a period of fifty four (54) months commencing from the date of its approval by the Israeli Minister of National Infrastructures, subject to compliance, by Dorad, with the milestones set forth therein, and the other provisions set forth therein. If Dorad shall comply with all the conditions and meet all the milestones, as detailed in the Conditional License, it will be granted with a permanent electricity production license under the Conditional License. In September 2010, Dorad received a draft approval of conditional tariffs from the Authority that sets forth the tariffs applicable to the Dorad Project throughout the period of its operation.

In addition, in July 2009, the Licensing Authority of the National Planning and Construction Board for National Infrastructure established pursuant to the Israeli Zoning and Construction Law, 1996 (the “Construction Law”), granted a building permit with respect to the Dorad Project (Building License No. 2-01-2008), as required pursuant to the Construction Law.

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

As a result of the sale of our business to HP, we could fall within the definition of an “investment company” under the Investment Company Act, if we invest more than 40% of our assets in “investment securities”, as defined in the Investment Company Act. Investments in securities of majority owned subsidiaries (defined for these purposes as companies in which we control 50% or more of the voting securities) are not “investment securities” for purposes of this definition. Unless we limit the nature of our investments to cash and cash equivalents (which are generally not “investment securities”) and succeed in making strategic “controlling” investments, we may be deemed to be an “investment company.” We do not believe that our current asset structure results in our being deemed to be an “investment company,” as we control the Italian PV Projects via wholly-owned subsidiaries and the current fair value of the shares we hold in Dori Energy and of our interests in other activities as detailed above does not in our judgment exceed 40% of our aggregate assets, excluding our assets held in cash and cash equivalents. If we were deemed to be an “investment company,” we would not be permitted to register under the Investment Company Act without an order from the SEC permitting us to register because we are incorporated outside of the United States and, prior to being permitted to register, we would not be permitted to publicly offer or promote our securities in the United States. Even if we were permitted to register, it would subject us to additional commitments and regulatory compliance. Investments in cash and cash equivalents or in other assets that are not deemed to be “investment securities” might not be as favorable to us as other investments we might make if we were not potentially subject to regulation under the Investment Company Act. We seek to conduct our operations, including by way of investing our cash and cash equivalents, to the extent possible, so as not to become subject to regulation under the Investment Company Act. In addition, because we are actively engaged in exploring and considering strategic investments and business opportunities, and in fact have entered the Italian photovoltaic power plants market through controlling investments, we do not believe that we are currently engaged in “investment company” activities or business.

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

Our characterization as a “shell company” subjected us to various restrictions and requirements under the U.S. Securities Laws. For example, in the event we consummated a transaction that caused us to cease being a “shell company,” we were required to file a report on Form 20-F within four business days of the closing of such transaction. We filed such Form 20-F that included full disclosure with respect to the PV Projects and our post-transaction status on March 10, 2010, following the execution of the EPC Contracts in connection with the Macerata PV Projects.

Therefore, we believe that since the execution of the Macerata PV Projects on March 4, 2010, we have ceased being a “shell company.” However, as noted below, the fact that we previously could have been deemed to be a “shell company” continues to affect us in certain ways.

During the period in which we were deemed to be a “shell company” and for a period of sixty days thereafter, we could not use any Form S-8 we have on file in order to enable the issuance of our shares and the resale of such shares by our employees.

In addition, pursuant to the provisions of Rule 144(i) promulgated under the Securities Exchange Act of 1934, shares issued by us at the time we were deemed to be a “shell company” and thereafter can only be resold pursuant to the general provisions of Rule 144 subject to the additional conditions included in Rule 144(i), requiring that a one-year period elapse since the date in which we file our “Form 10 information” (March 10, 2010) and that we have filed all reports and other materials required to be filed by section 13 or 15(d) of the Exchange Act, as applicable, during the twelve month period preceding the use of Rule 144 for resale of such shares. These continuing restrictions may limit our ability to, among other things, raise capital via the private placement of our shares.

Business Activities Prior to the HP Transaction

The following is a description of the business conducted by us prior to the closing of the HP Transaction. Please note that the information below reflects our business in the wide and super-wide format digital printing market, only up to the date of closing of the HP Transaction and is included in this annual report only due to the fact that for the first two months of fiscal 2008 we were still conducting business as described below:

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

The NUR Fresco and NUR Ultima printers use specialized all-in-one solvent-pigment based ink designed for the needs of the wide format and super-wide format market and suited for drop-on-demand technology printers. This ink was developed to ensure color-real, long lasting, color consistent, weather resistant prints. The NUR Blueboard printers that were in our installed base as of the consummation of the HP Transaction use specialized solvent-based pigmented ink designed for the needs of billboard application. The ink is resistant to water and ultraviolet rays, making it fairly durable and thus well suited for outdoor conditions.

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

Trade Secrets, Patents and Proprietary Rights

Prior to the sale of our business to HP, we relied on a combination of trade secrets, licenses and patents, together with non-disclosure and confidentiality agreements, to establish and protect our proprietary rights in our products and intellectual property. We cannot provide any assurance that our existing or previously owned patents will not be challenged, invalidated, or circumvented. There can be no assurance that third parties will not assert infringement claims against us or HP in the future, in connection with intellectual property we sold to HP. See “Item 10.C: Material Contracts” for a description of the HP Settlement Agreement.

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

Our Italian PV Projects are held by the following Italian companies, wholly-owned by Ellomay Luxembourg Holdings S.àr.l. (a Luxemburg company), which, in turn, is wholly-owned by us: (i) Ellomay PV One S.r.l., (ii) Ellomay PV Two S.r.l., (iii) Ellomay PV Five S.r.l., (iv) Ellomay PV Six S.r.l., (v) Energy Resources Galatina S.r.l. and (vi) Pedale S.r.l.

Our holdings in Dori Energy are held by Ellomay Clean Energy Limited Partnership, an Israeli limited partnership whose general partner is Ellomay Clean Energy Ltd., a company incorporated under the laws of the State of Israel wholly-owned by us.

D.            Property, Plants and Equipment

Prior to the consummation of the HP Transaction, our production facilities were located in Lod, Israel and Ashkelon, Israel and our main office was located in Lod, Israel. We also leased additional premises (offices, demo centers and storage spaces) in Europe, the United States, Asia Pacific and Japan. Following the consummation of the HP Transaction, most of our operating and capital lease commitments were assumed by HP or its subsidiaries or terminated. We have retained a lease of premises of our US subsidiary, NUR America, which is fully sub-leased to a third party, and is expected to terminate during 2011.

Our office space of approximately 306 square meters is located in Tel Aviv, Israel. This lease expires in April 2013 and we have an option to extend it until April 2016. We sub-lease a small part of our office space to a company controlled by Mr. Shlomo Nehama, at the same price per square meter as in our lease. This sub-lease agreement was approved by our Board of Directors.

The PV Plants are located in Italy. Pursuant to the building right agreements executed by our subsidiaries that are PV Principals in connection with the PV Plants, our subsidiaries own the PV Plants and received the right to maintain the PV Plant on the land on which they are located (the “Lands”). The ownership of the Lands remains with the relevant owners of the Lands who are the grantors of the building rights under the respective building right agreements. In the case of the Galatina Plant our subsidiary owns the land on which the PV Plant is built. The following table provides information with respect to the Lands and the PV Plants:

PV Project Title	Size of Property	Location	Owners of the PV Plants/Lands

“Del Bianco”	2.44.96 hectares	Province of Macerata, Municipality of Cingoli, Marche region	PV Plant owned by Ellomay PV One S.r.l.(1) / Building right granted to Ellomay PV One S.r.l. from owners

“Costantini”	2.25.76 hectares	Province of Ancona, Municipality of Senigallia, Marche region	PV Plant owned by Ellomay PV One S.r.l. (1) / Building right granted to Ellomay PV One S.r.l. from owners

“Giaché”	3.87.00 hectares	Province of Ancona, Municipality of Filotrano, Marche region	PV Plant owned by Ellomay PV Two S.r.l. (1) / Building right granted to Ellomay PV Two S.r.l. from owners

“Massaccesi”	3,60,60 hectares	Province of Ancona, Municipality of Arcevia, Marche region	PV Plant owned by Ellomay PV Two S.r.l. (1) / Building right granted to Ellomay PV Two S.r.l. from owners

“Troia 8”	2.42.15 hectares	Province of Foggia, Municipality of Troia, Puglia region	PV Plant owned by Leasint and leased to Ellomay Six S.r.l. / Building right granted to Ellomay PV Six S.r.l. from owners

“Troia 9”	2.39.23 hectares	Province of Foggia, Municipality of Troia, Puglia region	PV Plant owned by Leasint and leased to Ellomay Five S.r.l. / Building right granted to Ellomay PV Five S.r.l. from owners

“Galatina”	4.00.00 hectares	Province of Lecce, Municipality of Galatina, Puglia region	PV Plant and Land owned by Energy Resources Galatina S.r.l. (1)

“Corato”	13.59.52 hectares	Province of Bari, Municipality of Corato, Puglia region	Building Right granted to Pedale S.r.l. that will own the PV Plant once constructed(1) / Land held by owners and leased to Pedale S.r.l.
_____________________________________
(1) The applicable EPC Contracts provide that ownership of the PV Plant will be transferred to the PV Principal upon issuance of the Provisional Acceptance Certificate. As of March 31, 2011, Provisional Acceptance Certificates have not been issued in connection with these PV Plants.

For more information concerning the use of the properties in connection with the PV Plants, including the expenditures in connection with the construction of the PV Plants at such locations and estimated dates for the completion of such construction, see “Item 4.A: History and Development of Ellomay” and “Item 4.B: Business Overview” above.

ITEM 4A: Unresolved Staff Comments

Not Applicable.

ITEM 5: Operating and Financial Review and Prospects

The following discussion and analysis is based on and should be read in conjunction with our consolidated financial statements, including the related notes, and the other financial information included in this annual report. The following discussion contains forward-looking statements that reflect our current plans, estimates and beliefs and involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to such differences include those discussed below and elsewhere in this annual report.

Adoption of IFRS

We adopted IFRS with a transition date of January 1, 2009. For details regarding the adjustments made with respect to the comparative data that were implemented by us refer to Note 17 to our consolidated financial statements included elsewhere in this report.

Overview

We are involved in the production of renewable energy through our ownership of photovoltaic plants in Ital. As of March 31, 2011, two of the PV Plants are operating, five of the PV Plants are constructed and awaiting connection to the national grid and the remaining one, that is subject to the EPC Contract entered into on March 25, 2011 - Pedale) is in the process of construction. In addition, we have made several investments in Israel, mainly in the energy manufacturing and energy related field. See “Item 4.A: History and Development of Ellomay” and “Item 4.B: Business Overview” for more information. Following the consummation of these investments and transactions, as of March 31, 2011, we hold approximately $61.3 million in cash and cash equivalents.

Our current plan of operation is to manage our investments in the Italian PV field and in the Israeli market and, with respect to the remaining funds we hold, to identify and evaluate additional suitable business opportunities in the energy and infrastructure fields, including in the renewable energy field, through the direct or indirect investment in energy manufacturing plants, the acquisition of all or part of an existing business, pursuing business combinations or otherwise.

The sale of our wide-format printing business to Hewlett-Packard Company, and several of its subsidiaries, was consummated on February 29, 2008, the HP APA Closing Date. The aggregate consideration in connection with the HP Transaction amounted to $122.6 million, of which $0.5 million was withheld in connection with NUR Europe's obligations with respect to government grants, and $14.5 million was deposited into an escrow account to secure the indemnification obligations of the Company and its remaining subsidiaries pursuant to the HP Transaction. The escrow funds, net of amounts distributed to HP in satisfaction of indemnification obligations, were to be released to us in two installments: $9.5 million was to be released eighteen months following the HP APA Closing Date and $5 million was to be released twenty-four months following the HP APA Closing Date.

In August 2009, we received two officer’s certificates from HP requesting the release of funds in the aggregate amounts of approximately $8.1 million and Euro 2.4 million from the escrow funds. The claims included in the officer’s certificates mainly refer to payments HP made to the Israeli Office of the Chief Scientist (the “OCS”), in connection with the transfer of technology claimed to have been developed with OCS funding, claims made by suppliers and alleged non-compliance with different environmental and safety regulations. We replied and objected to the claims made in the two Officer's Certificates on October 21, 2009 declining the vast majority of HP's claims (we agreed to release to HP an amount of approximately $0.3 million out of the escrow funds).

An additional officer’s certificate was sent by HP in January 2010 in which HP claims additional losses in the aggregate amount of approximately $2.9 million in connection with further issues relating to non-compliance with safety regulations. With respect to the last Officer's Certificate, we rejected the claims made in the Officer's Certificate. We held the position that as the due date for submitting an Officer's Certificate has passed, HP could not attempt to raise new claims against the escrow funds.

Following the submission of the aforementioned claims and responses and negotiations between us and HP, we executed the HP Settlement Agreement with respect to the release of funds deposited in the escrow account on July 27, 2010. Subsequent to the execution of the HP Settlement Agreement, HP received approximately $7.3 million of the escrow funds (plus accrued interest) while we received approximately $7.2 million (plus accrued interest), such amount including the $5 million that was set aside exclusively to cover certain patent claims that did not materialize. HP also released to us an amount of $0.5 million withheld in connection with NUR Europe’s obligations with respect to government grants.

Following the closing of the HP Transaction, we ceased conducting any operating activity until the execution of the first EPC Contracts on March 4, 2010.

As we have only recently commenced new operations, and as our Italian PV Projects and other investments were not operating as of December 31, 2010, the data presented in our consolidated financial statements and in our discussion below are not indicative of our future operating results or financial position.

A.            Operating Results

General

Our net loss for the year ended December 31, 2009 was approximately $1 million.  Our net income for the year ended December 31, 2010 was approximately $5.2 million.

The net loss for the year ended December 31, 2009 was primarily due to administrative expenses. The net income for the year ended December 31, 2010 was primarily due to the release of funds from the escrow account following the execution of the HP Settlement Agreement.

Critical Accounting Policies and Estimates

On January 1, 2010, we changed our financial reporting principles from U.S. GAAP to IFRS. As permitted under the Exchange Act and the regulations promulgated thereunder, our consolidated financial statements for the year ended December 31, 2010 were prepared in conformity with IFRS (without reconciliation to U.S. GAAP) which are our first annual financial statements reported in accordance with IFRS.

 The preparation of our consolidated financial statements in accordance with IFRS resulted with adjustments to the accounting policies as compared with the most recent annual financial statements as of December 31, 2009 and for the year then ended prepared under U.S. GAAP. They also have been applied in preparing an opening IFRS balance sheet as of January 1, 2009 for the purposes of the transition to IFRS, as required by IFRS 1, “First-time Adoption of International Financial Reporting Standards” or IFRS 1.

IFRS differs in certain significant respects from U.S. GAAP. As a result, our financial information presented under IFRS is not directly comparable to our financial information presented under U.S. GAAP, and readers should avoid such a comparison. For details regarding the adjustments made with respect to the financial statement data that were published in the past in accordance with U.S. GAAP and are included as comparative data prepared in accordance with IFRS – see Note 17 to our consolidated financial statements.

Our significant accounting policies are more fully described in Note 2 to our consolidated financial statements. Certain accounting principles require us to make certain estimates, judgments and assumptions. We believe that the estimates, judgments and assumptions upon which we rely are reasonable based upon information available to us at that time. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities as of the date of the financial statements, as well as the reported amounts of income and expenses during the periods presented. To the extent there are material differences between these estimates, judgments or assumptions and actual results, our financial statements will be affected. The significant accounting policies that we believe are the most critical to aid in fully understanding and evaluating our reported financial results include the following:

Legal claims

When assessing the possible outcomes of legal claims that were filed against us and our subsidiaries, we and our subsidiaries relied on the opinions of our legal counsel. The opinions of our legal counsel are based on the best of their professional judgment, and take into consideration the current stage of the proceedings and the legal experience accumulated with respect to the various matters. As the results of the claims will ultimately be determined by the courts, they may be different from such estimates.

Classification of leases

In order to determine whether to classify a lease as a finance or operating lease, we evaluate whether the lease transfers substantially all the risks and benefits incidental to ownership of the leased asset. In this respect, we evaluate such criteria as the existence of a “bargain” purchase option, the lease term in relation to the economic life of the asset and the present value of the minimum lease payments in relation to the fair value of the asset.

Tax provision

We recognize a provision for tax uncertainties. In determining the amount of the provision, assumptions and estimates are made in relation to the probability that the position will be sustained upon examination and the amount that is likely of being realized upon settlement, using the facts, circumstances, and information available at the reporting date. We record additional tax charges in a period in which it determines that a recorded tax liability is less than it expects ultimate assessment to be. The application of tax laws and regulations is subject to legal and factual interpretation, judgment and uncertainty. Tax laws and regulations themselves are subject to change as a result of changes in fiscal policy, changes in legislation, the evaluation of regulations and court rulings. Therefore, the actual tax liability may be materially different from our estimates, which could result in the need to record additional tax liabilities or potentially reverse previously recorded tax liabilities.

Results of Operations

Year Ended December 31, 2010 Compared with Year Ended December 31, 2009

General and administrative expenses were, and consequently our operating loss was, approximately $3.2 million for the year ended December 31, 2010, compared to approximately $1.9 million for the year ended December 31, 2009. The increase was mainly attributable to the fact that during 2010 we invested in the PV Projects and other entities and to our expenses in connection with the process of pursuing these and other contemplated investments.

Financial income, net was approximately $1.4 million in the year ended December 31, 2010 and in the year ended December 31, 2009.

Company’s share of losses of associate accounted for at equity was approximately $0.07 million in the year ended December 31, 2010, compared to $0 in the year ended December 31, 2009. During 2010 we invested in the MVNO project.

Tax benefit was approximately $0.04 million in the year ended December 31, 2010 compared to tax expense of approximately $0.07 million in the year ended December 31, 2009. The tax benefit during 2010 is attributable to tax years that have reached their statute of limitations and the tax expense during 2009 is mainly attributable to interest and penalties for prior year tax positions.

Income from discontinued operations, net was approximately $7 million in the year ended December 31, 2010, compared with a loss from discontinued operations, net, of approximately $0.4 million in the year ended December 31, 2009. The income in the year ended December 31, 2010 was mainly due to the release of funds from the escrow account in connection with the HP Transaction, net of related expenses, and the loss during the year ended December 31, 2009 was mainly due to expenses incurred in connection with activities relating to liquidating our non-operating subsidiaries following the closing of the HP Transaction.

Foreign currency translation adjustments was approximately $0.2 million in the year ended December 31, 2010, compared with $0 in the year ended December 31, 2009. The adjustments for the year ended December 31, 2010 are attributable to translation of new activities conducted by subsidiaries whose functional currency is not the US$.

Impact of Inflation, Devaluation and Fluctuation of Currencies

The consideration received from HP upon consummation of the HP Transaction was denominated in U.S. dollars and has since been deposited in U.S. dollar denominated accounts. We currently conduct our business in Italy and in Israel and a significant portion of our expenses is in Euro and NIS. We therefore are affected by changes in the prevailing Euro/U.S. dollar and NIS/U.S. dollar exchange rates. We cannot predict the rate of revaluation/devaluation of the New Israeli Shekel or the Euro against the U.S. dollar in the future, and whether these changes will have a material adverse effect on our finances and operations.

The tables below set forth the annual and semi-annual rates of devaluation (or revaluation) of the NIS against the U.S. dollar and of the U.S. dollar against the Euro.

	Year ended December 31,
	2008	2009	2010

Revaluation(Devaluation) of the NIS against the U.S. dollar	1.1%	0.7%	(0.6)%

Revaluation (Devaluation) of the Euro against the U.S. dollar	(5.3)%	3.5%	(7.4)%

The annual rate of inflation in Israel was 3.8% in the year ended December 31, 2008, it increased to 3.9% in the year ended December 31, 2009 and decreased to 2.7% in the year ended December 31, 2010.

The representative dollar exchange rate was Euro 1.39 for one U.S. dollar on December 31, 2008, Euro 1.44 for one U.S. dollar on December 31, 2009, and Euro 1.33 for one U.S. dollar on December 31, 2010. The average exchange rates for converting the Euro to U.S. dollars during the years ended December 31, 2008, 2009 and 2010 were Euro 1.47, 1.39 and 1.33 for one U.S. dollar, respectively. The exchange rate as of March 31, 2011 was Euro 1.42 for one U.S. dollar.

The representative dollar exchange rate was NIS 3.802 for one U.S. dollar on December 31, 2008, NIS 3.775 for one U.S. dollar on December 31, 2009, and NIS 3.549 for one U.S. dollar on December 31, 2010. The average exchange rates for converting the New Israeli Shekel to U.S. dollars during the years ended December 31, 2008, 2009 and 2010 were NIS 3.5878, 3.9326 and 3.733 for one U.S. dollar, respectively. The exchange rate as of March 31, 2011 was NIS 3.481 for one U.S. dollar.

The consideration received in connection with the HP Transaction was denominated in U.S. dollars and has since been deposited in U.S. dollar denominated accounts. As we still maintain a majority of our assets in cash and cash equivalents deposited in U.S. dollar, we believe that the currency of the primary economic environment in which we operate is the U.S. dollar (“dollar”). Thus, the dollar is our reporting and functional currency. However, the functional currency of our Italian subsidiaries is the Euro and the functional currency of our equity investments in Israel is the NIS. When a company’s functional currency differs from its parent’s functional currency, that entity represents a foreign operation whose financial statements are translated so that they can be included in the consolidated financial statements as follows:

a)	Assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet.

b)
Income and expenses for each period presented in the statement of comprehensive income (loss) are translated at average exchange rates for the presented periods; however, if exchange rates fluctuate significantly, income and expenses are translated at the exchange rates at the date of the transactions.

c)	Share capital, capital reserves and other changes in capital are translated at the exchange rate prevailing at the date of issuance.

d)
Retained earnings are translated based on the opening balance translated at the exchange rate at that date and other relevant transactions during the period are translated as described in b) and c) above.

e)
All resulting translation differences are recognized as a separate component of other comprehensive income (loss) in equity “adjustments arising from translating financial statement of foreign operations.”

On a total or partial disposal of a foreign operation, the relevant part of the other comprehensive income (loss) is recognized in the statement of comprehensive income (loss).

Intergroup loans for which settlement is neither planned nor likely to occur in the foreseeable future are, in substance, a part of the investment in that foreign operation and are accounted for as part of the investment and the exchange differences arising on these loans are recognized in the same component of equity as discussed in e) above.

For information concerning a temporary hedging transaction entered into in connection with our investment in Dori Energy, which was denominated in NIS, see “Item 11. Quantitative and Qualitative Disclosures About Market Risk.”

B.            Liquidity and Capital Resources

We have incurred operating losses prior to the HP Transaction. Following the consummation of the HP Transaction and the payment of some related liabilities (including repayment of our short and long-term debt), as of March 31, 2011 we hold approximately $61.3 million in cash and cash equivalents. Although we now hold these funds, we may need additional funds if we seek to acquire certain new businesses and operations. If we are unable to raise funds through public or private financing of debt or equity, we will be unable to fund certain business combinations that could ultimately improve our financial results. We cannot ensure that additional financing will be available on commercially reasonable terms or at all. We have entered into the Leasing Agreements with Leasint and into the Finance Agreements with Centrobanca in connection with the financing of four of our PV Projects and into the Discount Bank Agreement in connection with the financing of our portion of Dori Energy’s obligations to Dorad. We currently have no commitments for additional financing, however we intend to finance the remainder of our PV Projects by bank loans or other means of financing.

Our management believes that the existing cash balance is sufficient for our present requirements.

We currently invest our excess cash in cash and cash equivalents that are highly liquid.

At December 31, 2010 we had approximately $76.6 million of cash and cash equivalents compared with $75.3 million cash and cash equivalents at December 31, 2009 and $76 million cash, cash equivalents and short term deposits at December 31, 2008.

As of December 31, 2010, we had commitments for capital expenditures in the amount of approximately $6.3 million for services that were preformed and will be performed in connection with agreements entered into during 2010 (calculated net of penalties due to delay in connection to the national grid of some of the PV Projects accrued by December 31, 2010). We anticipate to use our cash assets and financing from third party financing entities (especially in connection with the financing of our Italian PV Projects) in order to meet such commitments.

Operating activities

In the year ended December 31, 2010, we had a net income of approximately $5.2 million. Net cash used in operating activities was approximately $4.9 million.

In the year ended December 31, 2009, we had a net loss of $1 million. Net cash used in operating activities was approximately $1.2 million.

Following the consummation of the HP Transaction and until the execution of the transactions for the construction and operation of the photovoltaic plants in Italy and the investments in the Israeli transactions as detailed in Item 4, we had ceased conducting any operating activity. Currently a significant portion of our assets still consist of cash and cash equivalents. In addition to the business activities set forth in Item 4, and as more fully detailed above, we conduct activities which attempt to locate additional business opportunities and strategic alternatives and activities relating to the investment of our funds. We cannot at this point predict whether following the consummation of other business transactions, in addition to the Italian photovoltaic transactions and the Israeli investments, we will have sufficient working capital in order to fund our operations.

Investing activities

Net cash used in investing activities was approximately $12.2 million in the year ended December 31, 2010, primarily due to the execution of the transactions for the construction and operation of the photovoltaic plants in Italy and the investments in the Israeli transactions as detailed in Item 4.

Net cash provided by investing activities was approximately $49.5 million in the year ended December 31, 2009, primarily due to proceeds from short term deposits that were invested in cash equivalents.

Financing activities

Net cash provided by financing activities in the year ended December 31, 2010 was approximately $18.3 million, deriving primarily from the issuance of shares following the exercise of warrants and the receipt of long-term loans for financing the Foggia PV Projects. For more information concerning the Leasing Agreements see “Item 4.B: Business Overview” and for more information concerning hedging transactions undertaken in connection with financings granted at EURIBOR linked interest see “Item 11: Quantitative and Qualitative Disclosures About Market Risk.”

Net cash provided by financing activities in the year ended December 31, 2009 was $0.

During 2010, we entered into the Leasing Agreements with Leasint in connection with the financing of two of our PV Projects. As of December 31, 2010 we utilized approximately Euro 4 million out of the aggregate amount available under both Leasing Agreements. For more information concerning the terms of the Leasing Agreements see “Item 4.B.: Business Overview.”

As of December 31, 2010, our total current assets amounted to approximately $79.9 million, out of which $76.6 million was in cash and cash equivalents, compared with total current liabilities of approximately $7.6 million. Our assets held in cash equivalents are held in money market accounts and short-term deposits, all of which are highly liquid investments that are readily convertible to cash with original maturities of three months or less at the date acquired.

As of December 31, 2009, our total current assets amounted to approximately $76.2 million, out of which $75.3 million was in cash and cash equivalents, compared with total current liabilities of approximately $1 million.

The increase in our cash balance is mainly attributable to the release of funds from the HP escrow account and cash received in connection with the exercise of warrants and the Leasing Agreements, net of amounts invested in new operations and general and administrative expenses.

Outstanding Warrants

As of March 31, 2011, there are outstanding warrants to purchase a total of 3,242,706 of our ordinary shares, all of which are currently exercisable. All of these warrants were granted to the investors participating in our private placement in January and February 2007 and are exercisable at $0.65 per share no later than January or February 2012.

C.            Research and Development, Patents and Licenses

Following the consummation of the HP Transaction, we ceased to engage in any research and development activities.

D.            Trend Information

During 2010 we entered into transactions for the construction and operation of six photovoltaic plants in Italy and certain investments in Israel as detailed in Item 4. None of these investments were operating as of December 31, 2010. Our current plan of operation is to manage our investments in the Italian PV field and in the Israeli market and, with respect to the remaining funds we hold, to identify and evaluate additional suitable business opportunities in the energy and infrastructure fields, including in the renewable energy field, through the direct or indirect investment in energy manufacturing plants, the acquisition of all or part of an existing business, pursuing business combinations or otherwise. There is no assurance that any of these alternatives will be pursued or, if one is pursued, the timing thereof, the terms on which it would occur, the type of industry that will be involved and the success of such activity. Therefore, our financial data reported in this report is not necessarily indicative of our future operating results or financial position.

Our business and revenue growth from the transactions in the Italian photovoltaic market depends, among other factors, on seasonality. Revenue tends to be lower in the winter, primarily because of adverse weather conditions. The growth of our solar business in Italy is affected significantly by government subsidies and economic incentives. See “Item 3.D. Risk Factors - Risks Related to the Italian PV Projects.” Our ability to continue to leverage the investment in this market, may affect the profitability of the transactions.

E.            Off-Balance Sheet Arrangements

We are not a party to any material off-balance sheet arrangements. In addition we have no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations.

F.            Contractual obligations

As of the HP APA Closing Date, most of the operating and capital lease commitments were assumed by HP. We have retained a lease of premises in the US, which is fully sub-leased to a third party and is expected to expire during 2011. We have also entered into land lease agreements in connection with our PV operations.

The following table of our material contractual obligations as of December 31, 2010, summarizes the aggregate effect that these obligations are expected to have on our cash flows in the periods indicated:

Payments due by period (in thousands of U.S. dollars)
Contractual Obligations*	Total	Less than 1 year	1 – 3 years	3 – 5 years	more than 5 years
Finance lease obligations	$5,228	-	$467	$533	$4,228
Long-term rent obligations (1)	1,646	$68	243	153	1,182
Provision for tax uncertainties (2)	4,600	-	-	-	4,600
Other long-term liabilities (3)	14	-	-	-	14
Investment in MVNO (4)	236	236	-	-	-
Total	$11,724	$304	$710	$686	$10,024
______________________
*	For contractual obligations related to our investment in the Italian photovoltaic market, please refer to Item 4.
(1)
Includes land lease agreements of our Italian subsidiaries, lease agreement of our subsidiary NUR America, which was not assumed by HP in connection with the HP transaction. The premises are being sub leased. Rent until April 15, 2013 of our Tel Aviv Office is also included.

(2)	See Note 14b to our consolidated financial statements included elsewhere in this report.
(3)
Consists of accrued severance pay relating to obligations to our Israeli employees as required under Israeli labor law. These obligations, among others, are payable, upon termination, retirement or death of the respective employee.

(4)	Related to our commitment to invest $236,000 in the MVNO project.

ITEM 6: Directors, Senior Management and Employees

A.           Directors and Senior Management

The following table sets forth certain information with respect to our directors and senior management, as of March 31, 2011:

Name	Age	Position with Ellomay

Shlomo Nehama(1)(2)	55	Chairman of the Board of Directors
Ran Fridrich(1)(2)	58	Director and Chief Executive Officer
Hemi Raphael(2)	59	Director
Anita Leviant(2)	56	Director
Oded Akselrod(3)	64	Director
Alon Lumbroso(3)(4)	54	Director
Barry Ben Zeev(1)(3)(4)	59	Director
Kalia Weintraub	32	Chief Financial Officer
Eran Zupnik	42	EVP of Business Development
______________________
(1)	Member of Ellomay’s Stock Option and Compensation Committee.
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

Hemi Raphael has served as a director of Ellomay since June 2006. Mr. Raphael is an entrepreneur and a businessman involved in various real estate and financial investments. Mr. Raphael also serves as a director of Cargal Ltd. since May 2004. Prior thereto, from 1984 to 1994, Mr. Raphael was an active lawyer and later partner at the law firm of Goldberg Raphael & Co. Mr. Raphael holds an LLB degree from the School of Law at the Hebrew University of Jerusalem and he is a member of the Israeli Bar Association and the California Bar Association.

Anita Leviant has served as a director of Ellomay since March 2008. Ms. Leviant heads LA Global Consulting, a practice specializing in consulting and leading global and financial projects and cross border transactions. For a period of twenty years, until 2005, Ms. Leviant held several senior positions with Hapoalim Banking group including EVP Deputy Head of Hapoalim Europe and Global Private Banking and EVP General Global Counsel of the group, and served as a director in the overseas subsidiaries of Bank Hapoalim. Prior to that, Ms. Leviant was an associate in GAFNI & CO. Law Offices in Tel Aviv where she specialized in Liquidation, Receivership and Commercial Law and was also a Research Assistant to the Law School Dean in the Tel Aviv University specialized in Private International Law. Ms. Leviant holds a LL.B degree from Tel Aviv University Law School and is a member of both the Israeli and the New York State Bars. Ms. Leviant currently serves as President of the Israel-British Chamber of Commerce, Board member in the IBBC and a Co-Founder and Head of the Advisory Board of the Center for Arbitration and Dispute Resolutions Ltd.

Oded Akselrod has served as a director of Ellomay since February 2002. Mr. Akselrod serves as a business advisor to corporations and investment funds in Israel. Mr. Akselrod was the general manager of the Investment Corp. of United Mizrahi Bank Ltd., a wholly owned subsidiary of United Mizrahi Bank Ltd. that was merged into United Mizrahi Bank Ltd. on October 2004. Prior to joining the Investment Corp. of United Mizrahi Bank, from 1994 to 1997, Mr. Akselrod held the position of general manager of Apex-Leumi Partners Ltd. as well as Investment Advisor of Israel Growth Fund. Prior thereto, from 1991 to 1994, Mr. Akselrod served as general manager of Leumi & Co. Investment Bankers Ltd. Mr. Akselrod began his career in various managerial positions in the Bank Leumi Group including: member of the management team of Bank Leumi, deputy head of the international division, head of the commercial lending department of the banking division, member of all credit committees at the Bank, assistant to Bank Leumi’s CEO and head of the international lending division of Bank Leumi Trust Company of New York. Mr. Akselrod holds a Bachelor’s degree in Agriculture Economics from Hebrew University, Jerusalem and an MBA degree from Tel Aviv University. Mr. Akselrod is also a director of Gadish Global Ltd., Gadish Investments in Provident Funds Ltd., Geva Dor Investments Ltd. and Shalag Industries Ltd.

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

Barry Ben Zeev has served as an external director of Ellomay since December 30, 2009. Mr. Ben Zeev is a business strategic consultant. From 1978 to 2008, Mr. Ben-Zeev served in various positions with Bank Hapoalim, one of the largest Israeli banks. During 2008, he served as the bank’s Deputy CEO and as its CFO, in charge of the financial division. From 2001 to 2007, he served as the bank’s Deputy CEO in charge first of the private international banking division and then of the client asset management division. Mr. Ben Zeev has served on the board of many companies, including as a director on the board of the Israeli Stock Exchange in 2006-2007. He currently serves as a director of Partner Communications Ltd. and Kali Equity Markets. Mr. Ben-Zeev holds an MBA from Tel-Aviv University specializing in financing, and a BA in Economics from Tel-Aviv University. Mr. Ben-Zeev qualifies as an external director according to the Companies Law.

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

 B.           Compensation

Salaries, fees, commissions and bonuses paid or accrued with respect to all of our directors and senior management as a group in the fiscal year ended December 31, 2010 was approximately $0.5 million, including an amount of approximately $0.03 million related to pension, retirement and other similar benefits. These figures do not include the compensation of Messrs. Shlomo Nehama, Ran Fridrich and Hemi Raphael, all of whom are members of our Board are currently compensated pursuant to the Management Services Agreement (see “Item 10.C: Material Contracts”) and have, in connection with such Agreement, waived their right to receive the compensation, including options, paid to our directors. In addition, Mr. Fridrich, who first served as our Interim Chief Executive Officer and is now our Chief Executive Officer, agreed to serve without any additional compensation or other benefits.

Other than options granted to members of our Board of Directors and the grant of options to one of our senior employees, we did not grant any options to purchase ordinary shares in 2010. See “Item 6.E. Share Ownership”.

In connection with the HP Transaction in 2008, our Board approved the acceleration of the vesting of all outstanding employee stock options, including all stock options held by members of senior management and the repurchase, of the then-currently outstanding employee stock options to purchase approximately 9.9 million of our ordinary shares. The aggregate consideration for such employee stock options is expected to be up to $3.8 million. Of the total, approximately $3.1 million were paid during July 2008 and an additional payment, in the amount of approximately $0.6 million, was paid following the release of funds from the HP Transaction escrow account in connection with the HP Settlement Agreement and the calculation of our financial aspects based on the guidelines set forth in the aforementioned Board approval. An additional amount of $ 0.1 million is accrued as of December 31, 2010. The repurchase resolution did not apply to options held by our non-employee directors. Following the initial payment of $3.1 million in July 2008, all repurchased stock options were cancelled and the number of shares reserved for issuance under our 2000 stock option plan was reduced accordingly. Any outstanding employee stock option that was not repurchased was terminated pursuant to its terms following the termination of employment of the vast majority of our employees in connection with the consummation of the HP Transaction.

In connection with the HP Transaction, our Board also approved the payment of transaction bonuses to certain employees, including members of senior management, in the aggregate amount of approximately $0.7 million and established that, subject to the aforementioned determination and verification of all HP Transaction related issues and other financial aspects, additional bonuses in the amount of approximately $ 0.2 million were accrued as of December 31, 2010.

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

As approved by our shareholders, we pay our non-executive directors (Anita Leviant, Oded Akselrod, Alon Lumbroso, and Barry Ben Zeev) remuneration for their services as directors. The remuneration paid in 2009 was an annual payment of $8,000 and additional payments of $500 per meeting and $250 per committee meeting. During 2010 and thereafter, based on the approval by our shareholders at our annual general meeting of shareholders held on December 30, 2009, our current and future directors have been and would in the following years be paid an annual fee of NIS 47,750 (equivalent to approximately $13,454) and an attendance fee of NIS 1,690 (equivalent to approximately $476) per meeting (board or committee). According to the Israeli Companies Regulations (Rules for Compensation and Expenses of External Directors), 5760-2000, which we apply to all our non-executive directors, the directors are entitled to 60% of the meeting fee if the meeting was held by teleconference and not in person, and to 50% of the meeting fee if resolutions were approved in writing, without convening a meeting.

Each of these non-executive directors (Anita Leviant, Oded Akselrod, Alon Lumbroso and Barry Ben Zeev) also receives an annual grant of options to purchase 10,000 ordinary shares under the terms and conditions set forth in Ellomay’s 1998 Non-Employee Director Share Option Plan as more fully described below.

In 1998, we adopted the 1998 Non-Employee Director Share Option Plan (the “1998 Plan”) to provide for grants of options to purchase ordinary shares to non-employee directors of Ellomay. The 1998 Plan, as amended, is administered, subject to Board approval, by the Non-Employee Director Share Option Committee. An aggregate amount of not more than 750,000 ordinary shares is reserved for grants under the 1998 Plan. The original expiration date of the 1998 Plan pursuant to its terms was December 8, 2008 (10 years after its adoption). At the General Meeting of our shareholders, held on January 31, 2008, the term of the 1998 Plan was extended and as a result it will expire on December 8, 2018, unless earlier terminated by the Board.

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

C.            Board Practices

In March 2011, the Israeli Parliament adopted the Companies Law (Amendment No. 16), 2011 (“Amendment No. 16 to the Companies Law”) that implements a comprehensive reform in corporate governance. The majority of the provisions of Amendment No. 16 will become effective 60 days after its official publication in the Israeli Official Gazette on March 15, 2011. A summary of certain, but not all, of the provisions of Amendment No. 16 to the Companies Law is included in this annual report.

According to the provisions of our Second Amended and Restated Articles (the “Articles”) and the Companies Law, the board of directors convenes in accordance with our requirements, and is required to convene at least once every three months. Furthermore, the Companies Law provides that the board of directors may also pass resolutions without actually convening, provided that all the directors entitled to participate in the discussion and vote on a matter that is brought for resolution agree not to convene for discussion of the matter.

Officers serve at the discretion of the Board or until their successors are appointed.

Terms of Directors

Our Board currently consists of seven members, including two external directors. Pursuant to our Articles, unless otherwise prescribed by resolution adopted at a General Meeting of shareholders, the Board shall consist of not less than four (4) nor more than eight (8) directors (including the external directors). Except for our two external directors, the members of our Board are elected annually at our annual shareholders’ meeting and remain in office until the next annual shareholders’ meeting, unless the director has previously resigned, vacated his office, or was removed in accordance with the Articles. The most recent annual meeting was held on December 22, 2010. In addition, the Board may elect additional members to the Board, to serve until the next shareholders’ meeting, so long as the number of directors on the Board does not exceed the maximum number established according to the Articles.

The members of our Board do not receive any additional remuneration upon termination of their services as directors.

External Directors

We are subject to the provisions of the Companies Law, which requires that we, as a public company, have at least two external directors.

Under the Companies Law, a person may not be appointed as an external director if he or his relative, partner, employer or any entity under his control has or had during the two years preceding the date of appointment any affiliation with the company, any entity controlling the company or any entity controlled by the company or by this controlling entity. The term affiliation includes: an employment relationship, a business or professional relationship maintained on a regular basis, control, and service as an office holder. No person can serve as an external director if the person’s position or other business creates, or may create, conflicts of interest with the person’s responsibilities as an external director, or if the person is an employee of the Israel Securities Authority or of an Israeli stock exchange. Until the lapse of two years from termination of office, a company may not engage an external director to serve as an office holder and cannot employ or receive services from that person, either directly or indirectly, including through a corporation controlled by that person. Regulations promulgated under Israeli law set the minimum and maximum compensation that may be paid to statutory external directors. Pursuant to Amendment No. 16 to the Companies Law, additional independence requirements applicable to external directors were adopted, including that an individual may not be appointed as an external director in a company that does not have a controlling shareholder, in the event that he has affiliation, at the time of his appointment, to the chairman of the board, chief executive officer, a 5% shareholder or the highest ranking officer in the financial field; in addition, an individual may not be appointed as an external director if she or he, or her or his relative, partner, employer, supervisor, or an entity he controls, has other than negligible business or professional relations with any of the persons with which the external director himself may not be affiliated, even if such relations are not routine or if the she or he received any consideration, directly or indirectly, in addition to the remuneration to which she or he are entitled and to reimbursement of expenses, for acting as a director in the company.

Under the Companies Law, external directors must be elected by a majority vote at a shareholders’ meeting, provided that either: (i) the majority of shares voted at the meeting, including at least one-third of the shares of non-controlling shareholders voted at the meeting, vote in favor of the election; or (ii) the total number of shares voted against the election of the external director does not exceed one percent of the aggregate voting rights in the company. Pursuant to Amendment No. 16 to the Companies Law the condition set forth under (i) above has been revised to require a majority of the votes of shareholders that are not controlling shareholders or shareholders who have a personal interest in the approval of the appointment of the external director, other than a personal interest that is not as a result of such shareholder’s connections to the controlling shareholder, and the percentage under condition (ii) has been increased to two percent.

The initial term of an external director is three years, which term may be extended for an additional three-year period. Amendment No. 16 to the Companies Law permits the extension of external directors’ terms for two additional three-year periods. It further provides that external directors may be re-elected for additional terms in one of the two following methods: (i) the board of directors proposed the nomination of the external director for an additional term and her or his appointment was approved by the shareholders in the manner required to appoint external directors for an initial term as set forth above, or (ii) in the event a shareholder holding 1% or more of the voting rights proposed the nomination of the external director for an additional term, the nomination is required to be approved by a majority of the votes cast by the shareholders of the company; provided that: (x)  the votes of controlling shareholders, the votes of shareholders who have a personal interest in the approval of the appointment of the external director, other than a personal interest that is not as a result of such shareholder’s connections to the controlling shareholder, and abstaining votes are excluded from the counting of votes and (y) the aggregate votes cast by shareholders in favor of the nomination that are counted for purposes of calculating the majority constitute more than 2% of the voting rights in the company.

Each committee of a company’s board of directors must include at least one external director, and all external directors must serve on the audit committee. Our external directors are currently Alon Lumbroso and Barry Ben Zeev.

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

The Companies Law requires that at least one of the external directors have “Accounting and Financial Expertise” and the other external directors have “Professional Competence.” Under the regulations, a director having accounting and financial expertise is a person who, due to his or her education, experience and talents is highly skilled in respect of, and understands, business-accounting matters and financial reports in a manner that enables him or her to understand in depth the company’s financial statements and to stimulate discussion regarding the manner in which the financial data is presented. Under the regulations, a director having professional competence is a person who has an academic degree in either economics, business administration, accounting, law or public administration or an academic degree in an area relevant to the company’s business, or has at least five years experience in a senior position in the business management of a corporation with a substantial scope of business, in a senior position in the public service or a senior position in the field of the company’s main business. Our board of directors determined that Barry Ben Zeev is an accounting and financial expert and that Alon Lumbroso has professional competence.

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

Duties of Office Holders and Approval of Certain Transactions under the Israeli Companies Law

The Companies Law codifies the duty of care and fiduciary duties that an office holder has to our company. An “office holder” is defined under the Companies Law as a director, general manager, chief business manager, vice general manager, other manager directly subordinate to the general manager and any other person assuming the responsibilities of any of the foregoing positions without regard to such person’s title. Amendment No. 16 to the Companies Law revised the definition of “office holder” as follows: general manager, chief business manager, vice general manager, any other person assuming the responsibilities of any of the foregoing positions without regard to such person’s title and a director, or manager directly subordinate to the general manager. The duty of care requires an office holder to act at a level of care that a reasonable office holder in the same position would employ under the same circumstances. This includes the duty to utilize reasonable means to obtain (i) information regarding the appropriateness of a given action brought for his or her approval or performed by the office holder by virtue of his or her position and (ii) all other information of importance pertaining to the foregoing actions. The duty of loyalty includes avoiding any conflict of interest between the office holder’s position in the company and his or her personal affairs or other positions, avoiding any competition with the company, avoiding exploiting any business opportunity of the company in order to receive personal gain for himself or herself or for others, and disclosing to the company any information or documents relating to the company’s affairs which the office holder has received due to his or her position as such. Each person identified as a director or member of our senior management in the first table in the section, is an office holder.

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

An office holder is deemed to have a “personal interest” if he has a personal interest in an act or transaction of a company, including a personal interest of his relative or of a corporation in which such office holder or his or her relative are a 5% or greater shareholder, but excluding a personal interest stemming from the fact of a shareholding in the company. Pursuant to Amendment No. 16 to the Companies Law, the definition of “personal interest” was revised to include a personal interest of a person voting pursuant to a proxy provided to him or her from another person even if such other person does not have a personal interest and to note that the vote of a person that received a proxy from a shareholder that has a personal interest as a vote of the shareholder with the personal interest, all whether the discretion with respect to the voting is held by the person voting or not.

An “Extraordinary Transaction” is defined as a transaction - other than in the ordinary course of business, not on market terms, or that is likely to have a material impact on the company’s profitability, assets or liabilities.

In the case of a transaction that is not an Extraordinary Transaction, after the Office Holder complies with the above disclosure requirements, only board approval is required. The transaction must not be adverse to the company’s interests. In the case of an Extraordinary Transaction, the company’s audit committee and board of directors, and, under certain circumstances, the shareholders of the company, must approve the transaction, in addition to any approval stipulated by the articles. For a review on the approval process for the terms of services of officers, see “Committees of the Board of Directors – Audit Committee” below.

A director who has a personal interest in a matter that is considered at a meeting of the board of directors or the audit committee may not be present at this meeting or vote on this matter, unless a majority of the members of the board of directors or audit committee, respectively, have a personal interest in the matter, in which case they may all be present and vote. In the event a majority of the members of the board of directors have a personal interest in a matter, such matter must be also approved by the shareholders of the company. Amendment No. 16 to the Companies Law provides that whoever has a personal interest in the approval of a transaction may not be present at the meeting or vote on this matter; provided that an Office Holder who has a personal interest may be present for the presentation of the transaction in the event the chairman of the audit committee or the chairman of the board, as the case may be, determine that she or he are required for the presentation of the transaction.

Committees of the Board of Directors

Audit Committee

Under the Companies Law, we, as a public company, are required to have an audit committee. The Audit Committee must be comprised of at least three members of the Board, including the external directors. Audit Committee members may not be employees or regular service providers of the company, or controlling shareholders and their relatives. Pursuant to Amendment No. 16 to the Companies Law, the majority of the members of the audit committee is required to be "independent" (as such term is defined under the Israeli Companies Law), the chairman of the audit committee is required to be an external director, and the following are disqualified from serving as members of the audit committee: the chairman of the board, any director employed by the company or by its controlling shareholder or by an entity controlled by the controlling shareholder, a director who regularly provides services to the company or to its controlling shareholder or to an entity controlled by the controlling shareholder, and any director who derives most of its income from the controlling shareholder.

Our Audit Committee, acting pursuant to a written charter, currently consists of Barry Ben Zeev, Alon Lumbroso and Oded Akselrod.

Approval by the Audit Committee and thereafter by the Board is required for (i) proposed extraordinary transactions to which we intend to be a party in which an office holder has a direct or indirect personal interest, (ii) actions or arrangements which may otherwise be deemed to constitute a breach of fiduciary duty or of the duty of care of an office holder to Ellomay, (iii) arrangements with directors as to their terms of office, compensation, compensation for other positions held with the company, including the provision of indemnification or an undertaking to indemnify and the procurement of insurance, (iv) indemnification and insurance of office holders, other than directors, (v) an extraordinary transaction of the company in which a “controlling shareholder,” that is, a shareholder holding the ability to direct the actions of the company, other than by virtue of being a director or holding a position with the company, including a shareholder holding twenty five percent or more of the voting rights of the company if there is no other shareholder holding over fifty percent of the voting rights of the company, has a personal interest, (vi) an arrangement with a controlling shareholder or its relative (if such a relative is also an office holder) concerning the terms of his or her employment with the company, (vii) certain private placements of the company’s shares and (viii) compensation and scope of work of the independent auditor. In certain circumstances, some of the matters referred to above may also require shareholder approval.

Amendment No. 16 to the Companies Law adds, iter alia, the following to the list of duties of the audit committee: (i) determining whether certain related party actions and transactions are “extraordinary transactions” in connection with their approval procedures, (ii) assessing the company’s internal audit system and the performance of its internal auditor and whether the internal auditor has the resources and tools required to it for the performance of its role, taking into account, among others, the special needs and size of the company, (iii) examining the scope of work and compensation of the company’s independent auditor and (iv) setting procedures in connection with the method of dealing with complaints of employees regarding defects in the management of the company’s business and with the protection that will be provided to employees who have complained. In addition, pursuant to Amendment No. 16 to the Companies Law, the approval of the terms of office and/or employment, including the grant of an exemption, insurance, undertaking to indemnify or indemnification (“Terms of Office and Employment”) of an officer require the approval of the audit committee and the board of directors, regardless of whether or not this transaction is an Extraordinary Transaction. However, Amendment No. 16 to the Companies Law provides that instead of audit committee approval for the Terms of Office and Employment of an officer, another committee of the board can approve the transaction if such committee meets all the requirements that apply to an audit committee and further provides that in the event the transaction relating to the Terms of Office and Employment of an officer is a revision of an existing transaction, the approval of the audit committee suffices if the audit committee determines that the change in terms is not material.

The Audit Committee may not approve an action or transaction with a controlling shareholder or with an office holder unless at the time of approval two external directors are serving as members of the Audit Committee and at least one participated in the meeting at which the action or transaction was approved.

The Audit Committee provides assistance to the Board of Directors in fulfilling its legal and fiduciary obligations in matters involving our accounting, auditing, financial reporting, internal control and legal compliance functions by approving the services performed by our independent accountants and reviewing their reports regarding our accounting practices and systems of internal accounting controls. Under the Sarbanes-Oxley Act of 2002, the Audit Committee is also responsible for the appointment, compensation, retention and oversight of our independent accountants and takes those actions as it deems necessary to satisfy itself that the accountants are independent of management. Under the Companies Law, the appointment of independent auditors requires the approval of our shareholders, accordingly, the appointment of the independent auditors is approved and recommended to the shareholders by the Audit Committee and the Board of Directors and ratified by the shareholders. Furthermore, pursuant to the Articles, our shareholders have the authority to determine the compensation of the independent auditors (or empower the Board to establish their remuneration), the compensation is approved following a recommendation of the Audit Committee. Under the Companies Law, the Audit Committee also is required to monitor deficiencies in the administration of a company, including by consulting with the internal auditor or independent accountants and suggesting methods of correction of such deficiencies to the Board, and to review and approve related party transactions.

The Audit Committee has discussed with the independent registered public accounting firm the matters covered by Statement on Auditing Standards No. 61, as well as their independence, and was satisfied as to the independent registered public accounting firm’s compliance with said standards.

Stock Option and Compensation Committee

Under the Companies Law, the Board may appoint committees and delegate certain duties to such committees. At least one of the members of such committees is required to be one of the external directors of the company.

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

In March 1998, we established a Stock Option and Compensation Committee to administer and oversee the allocation and distribution of stock options under our stock option plans, other than the 1998 Non-Employee Director Share Option Plan, and to approve our executive officers’ annual compensation and other terms of employment. All arrangements as to compensation of office holders who are not directors also require the approval of the Board. The Stock Option and Compensation Committee is presently composed of three members: Shlomo Nehama, Ran Fridrich and Barry Ben Zeev.

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

•
monetary liabilities imposed on, or incurred by, the director or officer for the benefit of another person pursuant to a judgment, including a judgment given in settlement or a court approved arbitrator’s award;

•
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

•
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

•
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

In such indemnification agreements, Ellomay also undertakes to (i) produce collateral, security, bond or any other guarantee that the director or officer may be required to produce as a result of any interim legal procedure (other than criminal procedures involving the proof of criminal thought), all up to the maximum indemnification amount set forth above; and (ii) to maintain a liability insurance policy with a reputable insurer to the extent permitted by the Companies Law, for all directors and officers of Ellomay, in a total amount of not less than $10 million during the period the recipient of the indemnity undertaking serves as a member of Ellomay’s board of directors and for a period of seven years thereafter.

We have entered into indemnification agreements with directors and officers providing for indemnification under certain circumstances for acts and omissions which may not be covered (or not be covered in full) by any directors’ and officers’ liability insurance. With respect to our directors, Shlomo Nehama, Ran Fridrich and Hemi Raphael, special shareholder approval was sought and received, as they are deemed to be “controlling shareholders.” Any of our future directors shall also receive such indemnification agreement. Such indemnification agreement, as amended, appears as part of the proxy statement in our current report on Form 6-K as filed with the SEC on November 24, 2009.

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

At the annual shareholders meeting held on October 27, 2004, our shareholders authorized us to exculpate our directors and officers in advance from liability to us, in whole or in part, for a breach of the duty of care. The form of exemption letter was approved at the annual shareholders meeting held on October 27, 2005 and amendments were approved at the annual shareholders meeting held on December 30, 2009. We have extended such exemption letters to all our directors and some officers. With respect to our directors, Shlomo Nehama, Ran Fridrich and Hemi Raphael, special shareholder approval was sought and received, as they are deemed to be “controlling shareholders.” Any of our future directors shall also receive such exemption letter. The amended form of exemption letter appears as part of the proxy statement in our current report on Form 6-K as filed with the SEC on November 24, 2009.

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

As stated above, in the indemnification agreements between us and our directors and officers, we have undertaken to maintain a liability insurance policy with a reputable insurer to the extent permitted by the Companies Law, for all of our directors and officers, in a total amount of not less than $10 million during the period the recipient of the indemnity undertaking serves as a member of our board of directors or as an officer, and for a period of seven years thereafter.

We have obtained directors’ and officers’ liability insurance covering our directors and officers. In our January 2008 general meeting of shareholders, our shareholders also approved the procurement of a “run-off” directors’ and officers’ liability insurance policy covering our directors and officers for events that occurred prior and up to the closing of the HP Transaction.

Internal Auditor

Under the Companies Law, our Board is also required to appoint an internal auditor proposed by the Audit Committee. The role of the internal auditor is to examine, among other things, whether our activities comply with the law and orderly business procedure. The internal auditor may not be an interested party or office holder, or a relative of any interested party or office holder, and may not be a member of our independent auditor firm. The Companies Law defines the term “interested party” to include a person who holds 5% or more of the company’s outstanding share capital or voting rights, a person who has the right to appoint one or more directors or the general manager, or any person who serves as a director or as the general manager. Mr. Doron Cohen of Fahn, Kanne & Co., an Israeli accounting firm, serves as our internal auditor.

D.            Employees

As of December 31, 2010, we had 7 employees and independent contractors compared to 6 employees and independent contractors as of December 31, 2009 and 9 as of December 31, 2008. All of our employees and independent contractors, as of December 31, 2010, were in management, finance and administration and all, other than one independent contractor located in Italy, were located in Israel.

In connection with and following the consummation of the HP Transaction on February 29, 2008, approximately 80% of our employees world-wide were rolled over to various HP related entities. At that time, we terminated the employment of a majority of the other employees, including the majority of our senior management. The employees who were terminated were eligible to termination related severance and/or notice periods ranging between one and six months. In connection with such terminations, we recorded as of the HP APA Closing Date severance-related expenses in the approximate amount of $2.8 million.

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

The Israeli Severance Pay Law, 1963 (the “Severance Pay Law”) generally requires the payment of severance pay equal to one month’s salary, based on the most recent salary, for each year of employment or a pro rata portion thereof upon the termination of employment of the employee. The employee is not entitled to severance pay in the event she or he willingly resigns. In order to fund, or partially fund as hereinafter explained, any future liability in connection with severance pay, we make payments equal to 8.33% of the employee’s salary every month, to various managers’ insurance policies or similar financial instruments. We record as an expense the increase in the severance liability, net of earnings (losses) from the managers’ insurance policy. Our liability is partially provided by such monthly deposits and any unfunded amounts (due to increase in the employee’s salary over time, or losses incurred by the insurance policy fund that invests our deposits) would be paid from operating funds and are covered by a provision we record.

In the event the employment agreement with an employee provides that the provisions of Section 14 of the Severance Pay Law will apply, our contributions for severance pay are instead of our severance liability and the employee is entitled to receive such contributions whether her or his employment is terminated by us or she or he resigns. Therefore, upon fulfillment of our obligation to make a monthly contribution to the managers’ insurance policies or similar financial instruments in the amount of 8.33% of the employee’s monthly salary, no additional payments must later be made to the employee on account of severance pay upon termination of the employment relationship. Further, the amounts deposited on behalf of such obligation are not stated in the balance sheet, as we are released from any further obligation towards the employee once they have been deposited.

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

E.           Share Ownership

Beneficial Ownership of Executive Officers and Directors

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as of March 31, 2011, of (i) each of our directors and (ii) each member of our senior management. All of the information with respect to beneficial ownership of the ordinary shares is given to the best of our knowledge and has been furnished in part by the respective directors and members of senior management.

Name of Beneficial Owner	Number of Shares Beneficially Held (1)	Percent of Class

Shlomo Nehama(2)	40,168,422	37.3%
Ran Fridrich(3)	-	-
Hemi Raphael (3)	-	-
Anita Leviant(4)	*	*
Alon Lumbroso(4)	*	*
Oded Akselrod(4)	*	*
Barry Ben Zeev(4)	*	*
Eran Zupnik(4)	1,100,844	1%
Kalia Weintraub	-	-

______________________________
* Less than one percent of the outstanding ordinary shares

(1)
As used in this table, “beneficial ownership” means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security. For purposes of this table, a person is deemed to be the beneficial owner of securities that can be acquired within 60 days from March 31, 2011 through the exercise of any option or warrant. Ordinary shares subject to options or warrants that are currently exercisable or exercisable within 60 days are deemed outstanding for computing the ownership percentage of the person holding such options or warrants, but are not deemed outstanding for computing the ownership percentage of any other person. The amounts and percentages are based upon 107,778,493 ordinary shares outstanding as of March 31, 2011.

(2)
According to information provided by the holders, the 40,168,422 ordinary shares beneficially owned by Mr. Nehama consist of: (i) 35,518,695 ordinary shares held by S. Nechama Investments (2008) Ltd., an Israeli company (“Nechama Investments”), which constitute approximately 33% of the outstanding ordinary shares, and (ii) 4,649,727 ordinary shares held directly by Mr. Nehama, which constitute approximately 4.3% of the outstanding ordinary shares. Mr. Nehama, as the sole officer, director and shareholder of Nechama Investments, may be deemed to indirectly beneficially own any ordinary shares beneficially owned by Nechama Investments, which constitute (together with his shares) approximately 37.3% of the outstanding ordinary shares. By virtue of the 2008 Shareholders Agreement between Nechama Investments and Kanir (see “Item 7.A. Major Shareholders”), Mr. Nehama, Nechama Investments, Kanir and Messrs. Raphael and Fridrich may be deemed to be members of a group that holds shared voting power with respect to 71,449,675 ordinary shares, which together constitute approximately 66.3% of the outstanding ordinary shares, and holds shared dispositive power with respect to 53,997,025 ordinary shares, which constitute 50.1% of the outstanding ordinary shares. Accordingly, Mr. Nehama may be deemed to beneficially own (when including the ordinary shares directly held by him and not subject to the 2008 Shareholders Agreement) 76,099,402 ordinary shares, which constitute approximately 70.6% of the outstanding ordinary shares. Mr. Nehama and Nechama Investments both disclaim beneficial ownership of the ordinary shares beneficially owned by Kanir.

(3)
By virtue of their positions as sole shareholders and directors of Kanir Investments Ltd. (“Kanir Ltd.”), the general partner in Kanir Joint Investments (2005) Limited Partnership (“Kanir”), and limited partners in Kanir, Hemi Raphael and Ran Fridrich may be deemed to indirectly beneficially own the ordinary shares beneficially owned by Kanir. Messrs. Raphael and Fridrich disclaim beneficial ownership of such shares. Kanir owns 35,930,980 ordinary shares, which constitute approximately 33.3% of the outstanding ordinary shares. Please see footnote (2) with respect to the 2008 Shareholders Agreement. Kanir Ltd., Kanir and Messrs. Raphael and Fridrich all disclaim beneficial ownership of the shares held by Nechama Investments.

(4)
Most directors and some officers also have outstanding options, many of which are currently exercisable. The directors and senior management of Ellomay hold, in the aggregate, options exercisable into 1,487,356 ordinary shares, 1,266,705 of which are currently exercisable or will become exercisable within 60 days from March 31, 2011.

Our directors currently hold, in the aggregate, options exercisable into 165,863 ordinary shares. The 165,863 options have a weighted average exercise price of approximately $0.56 per share and have expiration dates until 2020. Under the 1998 Plan, Oded Akselrod, one of the members of our Board, was granted options to purchase 10,000 ordinary shares on December 30, 2004, August 1, 2005, August 1, 2006, August 1, 2007, August 1, 2008, August 1, 2009 and August 1, 2010. Anita Leviant, one of the members of our Board, was granted options to purchase 13,333 shares on August 1, 2008 and was also granted options to purchase 10,000 shares on August 1, 2009 and August 1, 2010. Alon Lumbroso, one of our external directors, was granted 6,667 options on November 27, 2006 and was also granted options to purchase 10,000 ordinary shares on August 1, 2007, August 1, 2008, August 1, 2009 and August 1, 2010. Barry Ben Zeev, another external director who was appointed on December 30, 2009, was granted 5,863 options on the date of his appointment and was also granted options to purchase 10,000 ordinary shares on August 1, 2010. The exercise price for the underlying shares of such options is the “Fair Market Value” (as defined in the 1998 Plan) of our ordinary shares at the date of grant. The options expire ten years after their grant date.

Only one of our officers currently holds options to purchase our ordinary shares. On January 4, 2009, Eran Zupnik, EVP of Business Development, was granted options to purchase 1,320,527 ordinary shares, at an adjusted exercise price of $0.85 per ordinary share. 16.67% of these options vested 6 months after the grant date, with a further 8.33% vesting at the end of every three-month period thereafter. In case of termination of the employment relationship with such officer, for whatever reason except termination for cause (as such term is defined in the 2000 Stock Option Plan described below) the officer will be able to exercise, within three months, not only those options that have already vested, but also a part of the next vesting portion, according to the part of the three-month period during which the employment relationship existed. Additionally, such officer was granted the entitlement to receive 1.125% of any securities (shares, warrants or options, other than shares underlying securities that existed at the time of execution of his employment agreement) we issue under the same terms and conditions of the issuance (however, the vesting schedule of the additional options shall in any event be 1/12 at the end of every three month period). As a result of the issuance of options to directors in 2009 (as detailed above), Eran Zupnik received an additional 450 options to purchase ordinary shares on August 1, 2009 and 66 options to purchase ordinary shares on December 30, 2009, at an exercise price identical to that of the directors ($0.47 and $0.63, respectively. As a result of the issuance of options to directors in 2010 (as detailed above), Eran Zupnik received additional options to purchase 450 ordinary shares on August 1, 2010, at an exercise price identical to that of the directors ($0.59). All of the options granted to Mr. Zupnik were granted under our 2000 Stock Option Plan and expire ten years after their grant date.

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

As of March 31, 2011, there are no outstanding options and no ordinary shares reserved for issuance under the 1995 Plan.

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

As of March 31, 2011, there are no outstanding options and no ordinary shares reserved for issuance under the 1997 Plan.

1998 Non-Employee Director Share Option Plan

For discussion of the 1998 Non-Employee Director Share Option Plan see “Item 6.B: Compensation.”

As of March 31, 2011, there are 165,863 outstanding options and 499,970 ordinary shares available for future grants under the 1998 Non-Employee Director Share Option Plan.

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

We have elected the benefits available under the “capital gains” alternative of Section 102 of the Israeli Tax Ordinance. Pursuant to this election, capital gains derived by employees arising from the sale of shares acquired as a result of the exercise of options granted to them under Section 102, will be subject to a flat capital gains tax rate of 25% (instead of the gains being taxed as salary income at the employee’s marginal tax rate). However, as a result of this election, we will no longer be allowed to claim as an expense for tax purposes the amounts credited to such employees as a benefit when the related capital gains tax is payable by them, as we were previously entitled to do. We may change the election from time to time, as permitted by the Tax Ordinance. There are various conditions that must be met in order to qualify for these benefits, including registration of the options in the name of a trustee (the “Trustee”) for each of the employees who is granted options. Each option, and any ordinary shares acquired upon the exercise of the option, must be held by the Trustee for a period commencing on the date of grant and ending no earlier than 24 months after the date of grant.

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

The first method entailed receipt, subject to and following fulfillment of regulatory requirements, of 75% of the consideration and receipt of up to 25% of the consideration following release of the monies deposited in escrow in connection with the HP Transaction. The exact amount of the second payment, if any, was to be determined based on the net cash generated by us from our remaining assets and liabilities based on the criteria set forth by our Board and such amount was to bear interest equal to the interest rate applicable to the monies deposited in the escrow account in connection with the HP Transaction commencing March 1, 2008. The second method entailed receipt, subject to and following fulfillment of regulatory requirements, of 90% of the consideration without entitlement to any additional payment in the future.

Under both payment methods, all outstanding options were to terminate immediately upon receipt of the first (or in the case of the second method, only) payment.

The offer to repurchase options was made to employees holding an aggregate of options to purchase approximately 9.9 million of our ordinary shares and the aggregate purchase price was up to approximately $3.8 million.

Based on the election of the employees between the two methods of payment described herein, on July 2008 we paid approximately $3.1 million in consideration for the options. On that date options to purchase 9,893,550 of our ordinary shares were cancelled. Following the execution of the HP Settlement Agreement, the release of a portion of the escrow funds to us and the calculation of our financial aspects based on the guidelines set forth in the aforementioned Board approval, we paid an additional aggregate amount of $0.6 million to former holders of options to purchase our ordinary shares and an additional amount of $0.3 million is still accrued as of December 31, 2010 as further detailed in “Item 6.B: Compensation.”

Pursuant to the terms of our option plans, all options that were not repurchased expired 90 days following the termination of employment of the employees holding such options.

As of March 31, 2011, there are 1,321,493 outstanding options under the 2000 Plan. As a result of the repurchase and cancellation of the options set forth above, the number of additional ordinary shares available for issuance under the 2000 Plan, as of March 31, 2011, is 5,950,535.

ITEM 7: Major Shareholders and Related Party Transactions

A.           Major Shareholders

The following table sets forth information regarding the beneficial ownership of our ordinary shares as of March 31, 2011, by each person known by us to be the beneficial owner of more than 5% of our ordinary shares. Each of our shareholders has identical voting rights with respect to its shares. All of the information with respect to beneficial ownership of the ordinary shares is given to the best of our knowledge.

	Ordinary Shares Beneficially Owned(1)	Percentage of Ordinary Shares Beneficially Owned

Shlomo Nehama (2)(4)	40,168,422	37.3%
Kanir Joint Investments (2005) Limited Partnership (“Kanir”) (3)(4)(5)	35,930,980	33.3%
Zohar Zisapel (6)	5,650,038	5.2%
___________________________
(1)
As used in this table, “beneficial ownership” means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security as determined pursuant to Rule 13d-3 promulgated under the U.S. Securities Exchange Act of 1934, as amended. For purposes of this table, a person is deemed to be the beneficial owner of securities that can be acquired within 60 days from March 31, 2011 through the exercise of any option or warrant. Ordinary shares subject to options or warrants that are currently exercisable or exercisable within 60 days are deemed outstanding for computing the ownership percentage of the person holding such options or warrants, but are not deemed outstanding for computing the ownership percentage of any other person. The amounts and percentages are based on a total of 107,778,493 ordinary shares outstanding as of March 31, 2011.

(2)
According to information provided by the holders, the 40,168,422 ordinary shares beneficially owned by Mr. Nehama consist of: (i) 35,518,695 ordinary shares held by S. Nechama Investments (2008) Ltd., an Israeli company (“Nechama Investments”), which constitute approximately 33% of the outstanding ordinary shares and (ii) 4,649,727 ordinary shares and held directly by Mr. Nehama, which constitute approximately 4.3% of the outstanding ordinary shares. Mr. Nehama, as the sole officer, director and shareholder of Nechama Investments, may be deemed to indirectly beneficially own any ordinary shares owned by Nechama Investments, which constitute (together with his shares) approximately 37.3% of the outstanding ordinary shares.

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

(4)
By virtue of the 2008 Shareholders Agreement, Mr. Nehama, Nechama Investments, Kanir, Kanir Ltd., and Messrs. Raphael and Fridrich may be deemed to be members of a group that holds shared voting power with respect to 71,449,675 ordinary shares, which constitute approximately 66.3% of the outstanding ordinary shares, and holds shared dispositive power with respect to 53,997,025 ordinary shares, which constitute 50.1% of the outstanding ordinary shares. Accordingly, taking into account the shares directly held by Mr. Nehama, he may be deemed to beneficially own approximately 70.6% of the outstanding ordinary shares. Each of Mr. Nehama and Nechama Investments disclaims beneficial ownership of the ordinary shares beneficially owned by Kanir. Each of Kanir, Kanir Ltd. and Messrs. Raphael and Fridrich disclaims beneficial ownership of the ordinary shares beneficially owned by Nechama Investments. A copy of the 2008 Shareholders Agreement was filed with the SEC on March 31, 2008 as Exhibit 14 to an amendment to a Schedule 13D.

(5)
Bonstar, an Israeli company, currently holds 846,905 ordinary shares, which constitute approximately 0.8% of the outstanding ordinary shares. Bonstar is a limited partner of Kanir and assisted Kanir in the financing of the purchase of some of its ordinary shares. Accordingly, Bonstar may be deemed to be a member of a group with Kanir and its affiliates, although there are no agreements between Bonstar and either of such persons and entities with respect to the ordinary shares beneficially owned by each of them. Mr. Joseph Mor and Mr. Ishay Mor are the sole shareholders of Bonstar and Mr. Joseph Mor serves as the sole director of Bonstar. Messrs. Joseph Mor and Ishay Mor also hold, through a company jointly held by them, 1,750,000 ordinary shares, which constitute approximately 1.6% of the outstanding ordinary shares. By virtue of their control over Bonstar and the other company, Messrs. Joseph Mor and Ishay Mor may be deemed to indirectly beneficially own the 2,596,905 ordinary shares beneficially owned by Bonstar and by the other company, which constitute approximately 2.4% of the ordinary shares. Each of Bonstar and Messrs. Joseph Mor and Ishay Mor disclaims beneficial ownership of the ordinary shares beneficially owned by Kanir and Nechama Investments. The information included in this report is based on a Schedule 13D/A filed by, among others, Bonstar, Mr. Joseph Mor and Mr. Ishay Mor on December 22, 2010 and on other previous Schedule 13D filings by these persons.

(6)
According to public filings, Zohar Zisapel is an Israeli citizen. As of December 31, 2010, the holdings of Mr. Zisapel consisted of: (i) 5,647,538 ordinary shares held by the Mr. Zisapel and (ii) 2,500 ordinary shares held of record by Lomsha Ltd., an Israeli company controlled by Mr. Zisapel. The information included in this report is based on a Schedule 13G/A filed by Mr. Zisapel on January 13, 2011.

Significant Changes in the Ownership of Major Shareholders

In February 2008, Kanir purchased, in a series of private transactions, additional Ellomay shares and warrants. The sellers in such private transactions included, among others, Dan and Edna Purjes, and entities they control or are affiliated with. Certain of the securities purchased by Kanir were subsequently transferred to Shlomo Nehama. Pursuant to information provided by Mr. Purjes, as a result of the sale of shares and warrants on February 2008, he and his affiliates, who as of May 2007 beneficially owned 12.51% of our ordinary shares, no longer beneficially owned any or our ordinary shares or warrants. We have no current information of Mr. Purjes’ or his affiliates’ holdings, if any.

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

In September 2008, warrants to purchase 240,000 ordinary shares, at an exercise price of $0.34 per share, were exercised by Bank Hapoalim B.M. (140,000) and Bank Leumi Le Israel B.M. (100,000) (“Bank Leumi”). In October 2008, warrants to purchase 825,923 ordinary shares at an exercise price of $0.52 per share, held equally by Kanir and Shlomo Nehama, were exercised.

In May 2009, Kanir and Nechama Investments purchased the remaining warrants held by the Fortissimo Entities. Following such sale, on May 11, 2009, the Fortissimo Entities filed a Schedule 13D/A report declaring that they no longer beneficially owned Ellomay securities.

In December 2009, Weiss Asset Management LP (“Weiss”) purchased (for private investment entities it manages) 3,703,704 ordinary shares from the Old Lane Funds3 and an additional 1,700 ordinary shares, and became a major shareholder, holding 5.0% of our ordinary shares. In March 2010, Weiss filed an amendment to its Schedule 13G with the SEC, noting that its holdings in the ordinary shares have decreased below 5%.

 In October 2010, warrants to purchase 12,857,142 ordinary shares were exercised by Kanir and warrants to purchase 12,857,144 ordinary shares were exercised by Nechama Investments, all at an exercise price of $0.40 per share. In December 2010, warrants to purchase 4,236,766 were exercised by Shlomo Nehama, warrants to purchase 2,916,329 were exercised by Bank Leumi and warrants to purchase 846,905 were exercised by Bonstar, all at an exercise price of $0.35 per share. In January 2011, warrants to purchase 277,779 ordinary shares, at an exercise price of $0.65 per share, were exercised by one of the participants in the private placement held in 2007. As a result of these warrant exercises, the beneficial ownership of Shlomo Nehama and Kanir decreased to 37.3% and 33.3%, respectively (due to the increase in the outstanding shares and the method of calculation of beneficial ownership).

3
According to information previously provided by the holders, the Old Lane Funds included Old Lane Luxemburg Master Fund S.a.r.l, a private company registered in Luxemburg, and its shareholders: Old Lane Cayman Master Fund L.P., a limited partnership registered in the Cayman Islands, Old Lane HMA Master Fund, L.P., a limited partnership registered in the Cayman Islands and Old Lane U.S. Master Fund L.P., a limited partnership registered in Delaware, USA.

Record Holders

Based on a review of the information provided to us by our transfer agent and major shareholders, as of March 31, 2011, there were 57* record holders of ordinary shares, of which 26 represented United States* record holders holding approximately 27.9% (of which approximately 27.3% are held by the Depository Trust Company) of our outstanding ordinary shares.

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

Encumbrances Placed on Ellomay’s Securities

 Pursuant to public filings made and information provided by Kanir and Nechama Investments and their affiliates, on March 27, 2008, each of Kanir and Nechama Investments entered into a separate five-year loan agreement with Israel Discount Bank Ltd. in order to finance the purchase of Ellomay ordinary shares and warrants to purchase ordinary shares. As collateral for the loans, Israel Discount Bank Ltd. received a first-priority pledge over 26,928,929 ordinary shares, or 25% of the outstanding ordinary shares, held by Kanir and over 26,928,929 ordinary shares, or 25% of the outstanding ordinary shares, held by Nechama Investments. A default of either of Kanir and Nechama Investments under their agreements with Israel Discount Bank Ltd. could cause a foreclosure with respect to the ordinary shares of Ellomay subject to the pledge to such bank, which could result in a change of control of Ellomay.

B.            Related Party Transactions

On December 30, 2008, following the approval of our Audit Committee, Board of Directors and shareholders, we entered into a management services agreement with Kanir and Meisaf, effective as of March 31, 2008, the date of appointment of Messrs. Fridrich and Nehama as members of our Board. In consideration of the performance of the management services and the board services under the terms of the management services agreement we agreed to pay Kanir and Meisaf, in equal parts in and quarterly payments, an aggregate annual services fee in the amount of $250,000 plus value added tax pursuant to applicable law. The management services agreement was initially in effect until the earlier of: (i) the second anniversary of the effective date of the Agreement (March 31, 2010) or (ii) the termination of service of either of the Kanir and Nechama Investments affiliates on our Board of Directors. Our Audit Committee, Board of Directors and finally the shareholders, at the annual meeting of shareholders held on December 30, 2009, approved an extension to the management services agreement, so that it shall remain in effect until the earlier of: (i) March 31, 2011, or (ii) the termination of service of either of the Kanir and Nechama Investments affiliates on our Board of Directors and thereafter our Audit Committee, Board of Directors and finally our shareholders, at the annual meeting of shareholders held on December 22, 2010, approved an extension to the Management Agreement, so that it shall remain in effect until the earlier of: (i) March 31, 2012, or (ii) the termination of service of either of the Kanir and Nechama Investments affiliates on our Board of Directors.

For a further discussion of transactions and balances with related parties see “Item 10.C: Material Contracts” and Note 10 to our consolidated financial statements, which are included as a part of this report.

C.            Interests of Experts and Counsel

Not Applicable.

ITEM 8: Financial Information

A.            Consolidated Statements and Other Financial Information.

Consolidated Statements

Our consolidated financial statements are set forth in Item 18.

Legal Proceedings

Except as noted below, there are no material legal proceedings pending or, to our knowledge, threatened against us or our subsidiaries, and we are not involved in any legal proceedings that our management believes, individually or in the aggregate, would have a material adverse effect on our business, financial condition or operating results.

The US dollar amounts presented below are based on applicable conversion rates in effect as of December 31, 2010.

During 2002, two end-users, Jiaxing Dapeng Advertising Limited Company and Guangzhou Junhao Printing Limited Company, filed separate lawsuits in China against our subsidiaries alleging bad quality of products and seeking reimbursement in aggregate amount of $0.586 million. The local court ruled that the subsidiaries should reimburse the clients with the aggregate amounts of $0.472 million. One of the subsidiaries has been liquidated during 2010 and had no assets in China and the other is no longer active in China and based on advice received from legal counsel the judgment against it cannot be enforced in Hong Kong. The clients may file a suit in Hong Kong but have not done so to date. Based on the management’s estimate and the opinion of our legal counsel, it is less than likely that the subsidiaries will be required to pay the amount claimed.

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

In December 2003, Imagens Digitais Ltda., a client of NUR Do Brazil Ltda., filed a suit against NUR Do Brazil Ltda. and NUR America in Brazil, alleging that a machine purchased by it failed to perform. Imagens was seeking reimbursement of the purchase price paid by it in the amount of approximately $0.29 million. In January 2010 the court dismissed the suit. On May 15, 2010 a settlement agreement was reached between the client and us according to which we are entitled to receive an aggregate consideration of approximately $270,000 to be received in installments.

In February 2007 a claim was filed against us and one of our former officers by a person claiming to have been an agent of the company in West Africa for commissions on sales of printers. The claim is for 3 million NIS ($0.845 million). We filed a statement of defense denying all claims, both with respect to the causes of action and with respect to the factual allegations in the claim. The plaintiff filed a motion with the Court to strike our Statement of Defense, which was rejected. The plaintiff filed an appeal to the Supreme Court. That motion was rejected in July 2010. A pre-trial was set to September 5, 2010, which mainly scheduled technical procedures. Both parties filed their affidavits. Based on management estimation and the opinion of its legal counsel no provision was recorded with respect to this claim.

During 2008, a former employee of a subsidiary filed a lawsuit against us in the amount of approximately $0.32 million alleging wedid not provide him with the appropriate amount of time toexercisehis stock optionsfollowing the termination of the applicable blackout period. We and the former employee were negotiating a settlement proposal by which we undertook to pay an amount of approximately $0.03 million and this amount was to be considered as the gross, exhaustive and final consideration paid to the former employee. Although the parties did not arrive to a settlement the former employee chose on the hearing of April 3, 2009 to withdraw his claim. The former employee has a right to re-launch his claim in this matter.

In September 2010 a claim was filed with the Court of Brescia, Italy against us and against HP and several of its subsidiaries by a former client asking the declaration of invalidity or voidness or termination of the supply of agreements in connection with  5 printers he they purchased between 2004-2006 alleging the defectiveness of the printers (in particular, the lack of the essential safety qualifications and relevant certifications) and requesting damages in the aggregate amount of approximately Euro 2.5 million. We were sued based on our relationship to the seller of the printers, NUR Europe (which was sold to HP). In March 2011, we filed our statement of defense, claiming lack of standing, lack of jurisdiction and sole responsibility of NUR Europe as the seller of the printers. The same former client also filed cautionary proceedings for interim relief in the form of the aforementioned payment with the Court of Brescia, Italy, to which all other parties objected. During March 2011 the judge rejected the interim relief sought. This decision may be appealed until April 8, 2011. The next hearing under the main claim is scheduled for January 2012. We required that HP pay our legal fees in connection with this claim based on the settlement agreement executed with HP in July 2010 and are still in discussions with HP regarding this claim. Based on management’s estimation and the opinion of its legal counsel, no provision was recorded with respect to this claim.

We may from time to time become a party to various legal proceedings in the ordinary course of our business.

Dividends

We do not anticipate that we will pay any cash dividend on our ordinary shares in the foreseeable future. Dividends, if any, may be paid in New Israeli Shekel or other currencies. Dividends paid in New Israeli Shekel to shareholders outside Israel will be converted to U.S. dollars, on the basis of the exchange rate prevailing at the date of payment.

B.            Significant Changes

Except as otherwise disclosed in this report, no significant changes have occurred since December 31, 2010.

ITEM 9: The Offer and Listing

A.            Offer and Listing Details

Stock Price History

The prices set forth below are high and low closing market prices for the ordinary shares of Ellomay as reported by OTC Markets, Inc. for the fiscal year ended December 31 of each year indicated below, for each fiscal quarter indicated below, and for each month for the last six-month period. Such quotations reflect inter-dealer prices, without retail markup, markdown, or commission and may not necessarily represent actual transactions. Our ordinary shares are currently quoted in the over-the-counter market in the “Pink Sheets” under the symbol “EMYCF.PK.”

Year	High (US)	Low (US)
2006	$0.84	$0.50
2007	0.84	0.43
2008	0.75	0.47
2009	0.66	0.45
2010	0.75	0.51

2009
First Quarter	$0.64	$0.46
Second Quarter	0.59	0.49
Third Quarter	0.55	0.45
Fourth Quarter	0.66	0.47

2010
First Quarter	$0.72	$0.58
Second Quarter	0.70	0.51
Third Quarter	0.61	0.51
Fourth Quarter	0.75	0.52

2011
First Quarter	$0.72	$0.62

Most Recent Six Months
March 2011	$0.68	$0.62
February 2011	0.71	0.65
January 2011	0.72	0.67
December 2010	0.71	0.63
November 2010	0.70	0.52
October 2010	0.55	0.53
September 2010	0.57	0.52

As a result of the removal of our ordinary shares from quotation on The NASDAQ Capital Market, our ordinary shares are not regularly covered by securities analysts and the media and the liquidity of our ordinary shares is very limited. Such limited liquidity could result in lower prices for our ordinary shares than might otherwise prevail and in larger spreads between the bid and asked prices for our ordinary shares. Additionally, certain investors will not purchase securities that are quoted on the OTCQB, which could materially impair our ability to raise funds through the issuance of our ordinary shares in the securities markets.

B.            Plan of Distribution

Not Applicable.

C.            Markets

Our ordinary shares are currently quoted on the over-the-counter market in OTCQB market, which is operated by OTC Markets, Inc. OTCQB is a market tier of OTC Markets for companies registered with and reporting to the Securities and Exchange Commission. Our trading symbol is “EMYCF.PK.”

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

At our annual general meeting held on December 30, 2008, our shareholders resolved to effect a reverse share split of our ordinary shares (on the effective date to be determined by our Board) where each ten ordinary shares will be consolidated into one single ordinary share of NIS 10.00 par value, such that our registered share capital will be divided into 17,000,000 ordinary shares. As time had elapsed without the reverse share split taking place, our shareholders ratified and approved such resolution at the annual general meeting held on December 30, 2009. Such reverse share split was not effected during 2010.

At the annual general meeting held on December 22, 2010, our shareholders approved, inter alia, the reverse share split of our ordinary shares on the effective date and at a ratio, not to exceed one-for-ten, to be determined by our Board of Directors, at its sole discretion, and authorized that all fractional shares which are one-half share or more will be increased to the next higher whole number of shares and all fractional shares which are less than one-half share will be decreased to the next lower whole number of shares. As more fully described in the proxy statements sent to our shareholders prior to the December 22, 2010 meetings, following the consummation of HP Transaction our financial position has changed and we believe that, as of the date hereof, we meet the minimum stockholders’ equity initial listing requirement of certain markets, such as The NASDAQ Global Market, The NASDAQ Capital Market and the NYSE Amex Market.  However, we cannot at this time list our shares for trading on such markets due to various reasons, among which are the fact that our ordinary shares have traded at a range of prices below $1.00 during 2010 and until March 31, 2011 and therefore we do not currently meet the $2 per share and $3 per share minimum price requirements for initial listing on the NYSE Amex, nor do we meet the $4 per share minimum bid price requirement for initial listing on The NASDAQ Stock Market. The purpose of the reverse share split would be to enable us to meet such minimum bid price initial listing requirements.  We cannot predict if and when our ordinary shares will be listed on the NYSE Amex Market or The NASDAQ Stock Market or any other market and we cannot assure you that following the reverse share split the market price per each of our ordinary shares will either exceed or remain in excess of the per share minimum price as required to meet the initial listing requirements for such markets. In addition, we cannot predict whether, or assure you that, we will otherwise meet the initial listing requirements and thereafter the continued listing requirements of such markets.

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

Under the Companies Law, all arrangements with regard to the compensation of office holders who are not directors require the approval of the board of directors. Amendment No. 16 to the Companies Law provides that, subject to certain exceptions, the Terms of Office and Employment of officers be approved by the audit committee as well (for more details see “Item 6.C: Board Practices” under “Audit Committee”). Arrangements regarding the compensation of directors require audit committee, board and shareholder approval. Borrowing powers exercisable by the directors are not specifically outlined in our Articles.

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

An annual meeting of shareholders must be held once in every calendar year at such time (within a period of not more than fifteen months after the last preceding annual meeting) and at such place as may be determined by the Board. The Board may, at any time, convene Extraordinary General Meetings of shareholders, and shall be obligated to do so upon receipt of a requisition in writing of (i) two directors or one quarter of the directors holding office; and/or (ii) one or more shareholders holding at least 5% of the issued capital and at least 1% of the voting rights in the Company; and/or (iii) one or more shareholders holding at least 5% of the voting rights in the Company. A requisition must detail the objects for which the meeting must be convened and shall be signed by the persons requisitioning it and sent to the Company’s registered office. Where the Board of Directors is required to convene a special meeting, it shall do so within 21 days of the requisition being submitted. Prior to any general meeting a written notice thereof shall be made public as required by Israeli law. The Articles provide that we shall not be required to deliver notice to each shareholder, except as may be specifically required by Israeli law. The Articles further provide that a notice by us of a general meeting that is published in one international wire service shall be deemed to have been duly given on the date of such publication.

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

On March 24, 2008, in connection with the purchase of a controlling interest of our ordinary shares, Nechama Investments and Kanir entered into the 2008 Shareholders Agreement. Under the 2008 Shareholders Agreement, both parties agreed to vote all of our shares held by them as provided in the agreement and, where the agreement is silent, as the parties shall agree prior to any meeting of our shareholders. In addition, the 2008 Shareholders Agreement provides that in the event the parties do not reach an agreement regarding certain resolution proposed to our shareholders meeting, the parties shall vote all of their shares against such proposed resolution. For further information with respect to the 2008 Shareholders Agreement, see “Item 7.A.: Major Shareholders” under the caption “2008 Shareholders Agreement.”

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

Certain Transactions with Controlling Persons

No provision in the Articles discriminates against an existing or prospective holder of securities, as a result of such shareholder owning a substantial amount of shares. However, the Companies Law extends the disclosure requirements applicable to Office Holder as described in “Item 6.C: Board Practices,” to a controlling shareholder in a public company. For purposes of the issues described in these paragraphs, the Companies Law defines a controlling shareholder a shareholder who can direct the activities of the company, including a person who holds 25% or more of the voting rights at the company’s general meeting, provided there is no other person that holds more than 50% of the voting rights in the company. If two or more shareholders are interested parties in the same transaction, their shareholdings are combined for the purposes of calculating the percentages held by them. If two or more shareholders are parties to a voting agreement, their interests are also generally combined for the purposes of calculating percentages. “Extraordinary Transactions” (as such term is defined by the Companies Law and as set forth in “Item 6.C: Board Practices”) between a public company and a controlling shareholder or a controlling shareholder’s relative, extraordinary transactions in which a controlling shareholder has a personal interest but which are between a public company and another entity, and the entering into agreements with the controlling shareholder, or his relative if such relative is an Office Holder, in connection with their Terms of Office and Employment, all require the approval of the audit committee, the board of directors and the shareholders. If required, shareholder approval must include at least one-third of the shareholders who have no personal interest in the transaction and are present and voting at the meeting. Alternatively, the total shareholdings of the disinterested shareholders who vote against the transaction must not represent more than one percent of the voting rights in the company.

Pursuant to Amendment No. 16 to the Companies Law, the approval procedures set forth above are also required in connection with a transaction between a company and a controlling shareholder or her or his relative, directly or indirectly, including through a company controlled by her or him, relating to the receipt by the company of services from her or him. In addition, the threshold to approve extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest was revised, such that: (i) at least a majority (as noted above, previously one-third) of the votes cast by shareholders who have no personal interest in the transaction and who vote on the matter are voted in favor of the transaction, or (ii) the votes cast by shareholders who have no personal interest in the transaction voted against the transaction do not represent more than two percent (as noted above, previously one percent) of the voting rights in the company. Amendment No. 16 to the Companies Law further provides that any such extraordinary transaction with a term that exceeds three years requires approval as described above every three years, unless (with respect to transactions not involving management fees) the audit committee approves that a longer term is reasonable under the circumstances.

Under the Companies Regulations (Relief from Related Party Transactions), 2000, promulgated under the Companies Law (the “Relief Regulations”), certain extraordinary transactions between a company and its controlling shareholder(s), certain undertakings of a company to its directors in connection with their terms of service and certain transactions between a company and its controlling shareholder(s) or their relatives in their capacity as Office Holders of the company may be approved, if the conditions set forth in such regulations are met, without the requirement to obtain shareholder approval. The Relief Regulations require that the company’s audit committee and board of directors determine that the conditions set forth in the Relief Regulations are met. One of the alternative conditions for approving an extraordinary transaction with a controlling shareholder is that such transaction only benefits the company. Another available condition is that the transaction is in the ordinary course of business, on market terms, and does not harm the company. The relief provided by the Relief Regulations will not be available if one or more shareholders holding at least 1% of the issued and outstanding share capital of the company or of the company’s voting rights objects to the use by the company of such relief, provided that such objection is submitted to the company in writing not later than fourteen (14) days from the date in which the company reported the adoption of the resolution pursuant to the Relief Regulations to its shareholders. If such objection is duly and timely submitted, then the transaction or compensation arrangement will require shareholders’ approval as detailed above.

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

If, as a result of an acquisition of shares, the acquiror will hold more than 90% of a company’s outstanding shares, the acquisition must be made by means of a tender offer for all of the outstanding shares, or a full tender offer. In the event that less than 5% of the outstanding shares do not accept the tender offer, all the shares that the acquiror offered to purchase will be transferred to the acquirer. Pursuant to Amendment No. 16, a full tender offer is accepted if either: (i) less than 5% of the outstanding shares do not accept the tender offer and more than half of the offerees who do not have a personal interest in accepting the tender offer accepted it or (ii) less than 2% of the outstanding shares do not accept the tender offer.

The Companies Law provides for appraisal rights if any shareholder files a request in court within three months following the consummation of a full tender offer. If more than 5% of the outstanding shares are not tendered in the tender offer, then the acquiror may not acquire shares in the tender offer that will cause his shareholding to exceed 90% of the outstanding shares. Pursuant to Amendment No. 16 to the Companies Law, with respect to tender offers for the acquisition of all outstanding shares in a company, the timeframe for a shareholder to a request appraisal rights with respect to the tender offer was extended from three to six months following the consummation of a the tender, but it is now permitted for the acquirer to elect that any shareholder tendering his shares will not be entitled to appraisal rights.

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

Duties of Shareholders and of Controlling Shareholders

Under the Companies Law, a shareholder has a duty to act in good faith towards the company and other shareholders and to refrain from abusing his or her power in the company including, among other things, when voting in a general meeting of shareholders or in a class meeting on the following matters:

•	any amendment to the articles;

•	an increase in the company’s authorized share capital;

•	a merger; or

•	approval of related party transactions that require shareholder approval.

A shareholder also has a general duty to refrain from depriving any other shareholder of their rights as a shareholder.

In addition, a duty to act with fairness towards the company is imposed on: (i) anyone who controls a company, i.e. a person that has the ability to direct the activity of a company, excluding an ability deriving merely from holding an officer of director or another office in the company (a person shall be presumed to control a corporation if he or she holds half or more of certain means of control, i.e. rights to vote at a general meeting and the right to appoint directors or general manager), (ii) any shareholder who knows that it possesses the power to determine the outcome of a shareholder vote and (iii) any shareholder who has the power to appoint or prevent the appointment of an office holder in the company. The Companies Law does not describe the substance of this duty of fairness.

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

On the HP APA Closing Date (February 29, 2008), the sale of our business to HP was finalized. The base purchase price pursuant to the Asset Purchase Agreement is $117.5 million. The purchase price was subject to upward or downward adjustment based on the net debt (bank debt less cash balances) of us and our subsidiaries that were not purchased by HP as of the HP APA Closing Date. The purchase price adjustment on such date was approximately $4 million, increasing the total consideration under the Asset Purchase Agreement from $117.5 million to $121.5 million. Following the HP APA Closing Date, the parties reached a mutual resolution to assign NUR Europe’s facilities and related capital lease to a third party. Therefore, we were entitled to additional net proceeds (after deduction of HP’s expenses in connection with such capital lease and other expenses that were to be borne by us pursuant to the Asset Purchase Agreement) in the amount of $1.1 million as additional consideration for NUR Europe’s shares, increasing the aggregate consideration in connection with the HP Transaction to $122.6 million.

Of the total consideration:

•	$103.9 million was transferred to us on the HP APA Closing Date.

•
$1.6 million was withheld by HP until final calculation of the net debt as of the HP APA Closing Date. Based on the final net debt calculation we were entitled only to an amount of $1.504 million, which was transferred to us on July 30, 2008.

•
$1.5 million was withheld by HP until the resolution of NUR Europe’s obligations with respect to its capital lease and Government grants. Of the $1.5 million withheld, an amount of $1 million was transferred to us on December 2, 2008 as a result of the assignment of NUR Europe’s facilities and related capital lease to a third party. The remainder $0.5 million withheld in connection with NUR Europe’s obligations with respect to the government grants was transferred to us on August 1, 2010.

•
Of the additional proceeds in the amount of $1.1 million related to NUR Europe’s facilities, a total amount of $0.4 million was transferred to us on December 18, 2008 and an additional amount of approximately $0.7 million was transferred to us on March 13, 2009.

•
The remaining $14.5 million was deposited into an escrow account to secure the indemnity obligations of the Company and its remaining subsidiaries. The escrow funds, net of amounts distributed to HP in satisfaction of indemnity obligations, were to be distributed to us in two installments: $9.5 million was to be released to us eighteen months following the HP APA Closing Date and $5 million was to be released to us twenty-four months following the HP APA Closing Date.

In August 2009 and January 2010, HP submitted claims requesting the release of amounts from the escrow funds to HP. For further details and details concerning the HP Settlement Agreement executed in connection with such claims and the release of funds deposited in the escrow account see below and see “Item 5.A: Operating and Financial Review and Prospects - Overview”.

The foregoing description of the Asset Purchase Agreement is only a summary and does not purport to be complete and is qualified by reference to the full text of the Asset Purchase Agreement filed by us as Exhibit 4.4 in Item 19.

For details with respect to additional consequences of the HP Transaction see “Item 6.B: Compensation,” “Item 6.D: Employees” and “Item 5.B: Liquidity and Capital Resources.”

Settlement Agreement with Hewlett-Packard Company

As previously noted, on July 27, 2010, following discussions between the parties to the HP Asset Purchase Agreement in connection with the release of funds held in escrow, we executed a Settlement Agreement and Release with HP. Pursuant to the HP Settlement Agreement, HP received approximately $7.3 million of the escrow funds (plus accrued interest) while we received approximately $7.2 million (plus accrued interest), such amount including $5 million that was set aside exclusively to cover certain patent claims that did not materialize. HP also released to us an amount of $0.5 million withheld in connection with NUR Europe’s obligations with respect to government grants.

The HP Settlement Agreement includes an undertaking by us to continue to be solely responsible for any litigation proceeding of the subsidiaries acquired by HP in the HP Transaction that existed prior to the APA Closing Date, if any, and similar undertakings in connection with specific claims. The HP Settlement Agreement also includes an irrevocable general mutual release of current and future claims and rights in connection with the HP Transaction and the APA as more fully set forth therein (other than in the case of fraud), an agreement by the parties that we will not be responsible for any future claims with respect to the transaction and the assets acquired thereunder and an agreement not to sue in connection with the released claims, except for an action arising out of a breach of the HP Settlement Agreement.

The foregoing description of the HP Settlement Agreement is only a summary and does not purport to be complete and is qualified by reference to the full text of the HP Settlement Agreement filed by us as Exhibit 4.12 in Item 19.

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

The Management Agreement was initially in effect until the earlier of: (i) the second anniversary of the effective date of the Agreement (March 31, 2010) or (ii) the termination of service of either of the Kanir and Nechama Investments affiliates on our Board of Directors. However, our Audit Committee, Board of Directors and finally our shareholders, at the annual meeting of shareholders held on December 30, 2009, approved an extension to the Management Agreement until the earlier of: (i) March 31, 2011, or (ii) the termination of service of either of the Kanir and Nechama Investments affiliates on our Board of Directors and thereafter our Audit Committee, Board of Directors and finally our shareholders, at the annual meeting of shareholders held on December 22, 2010, approved an extension to the Management Agreement, so that it shall remain in effect until the earlier of: (i) March 31, 2012, or (ii) the termination of service of either of the Kanir and Nechama Investments affiliates on our Board of Directors. Any revision or amendment of the Management Agreement, or extension of its term, will require the approvals set forth under applicable law and our Articles.

The foregoing description of the Management Agreement is only a summary and does not purport to be complete and is qualified by reference to the full text of the Management Agreement filed by us as Exhibit 4.5 in Item 19.

Agreements in connection with the Investment in Dori Energy

Summaries of the material agreements executed in connection with our investment in Dori Energy are included as Exhibits 4.15, 4.16 and 4.17 in Item 19.

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

E.            Taxation

Israeli Taxation

The following is a summary of the material Israeli tax consequences and Israeli foreign exchange regulations as they relate to our shareholders and us. To the extent that the discussion is based on new tax or other legislation that has not been subject to judicial or administrative interpretation, there can be no assurance that the views expressed in the discussion will be accepted by the tax or other authorities in question. The discussion is not intended, and should not be construed, as legal or professional tax advice and is not exhaustive of all possible tax considerations.

General Corporate Tax Structure

Israeli companies are generally subject to company tax on their taxable income. The applicable rate is 26% in 2009, 25% in 2010, 24% in 2011, and scheduled to decline to 23% in 2012, 22% in 2013, 21% in 2014, 20% in 2015 and 18% in 2016 and thereafter.

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

Taxation of U.S. Holders

Distributions on Ordinary Shares. Subject to the discussion in “Passive Foreign Investment Companies” below, distributions made by us with respect to ordinary shares generally will constitute dividends for federal income tax purposes and will be taxable to a U.S. Holder as a dividend to the extent of our undistributed current or accumulated earnings and profits (as determined for United States federal income tax purposes). Distributions in excess of our current and accumulated earnings and profits will be treated first as a nontaxable return of capital reducing the U.S. Holder’s tax basis in the ordinary shares, thus increasing the amount of any gain (or reducing the amount of any loss) which might be realized by such Holder upon the sale or exchange of such ordinary shares. Any such distributions in excess of the U.S. Holder’s tax basis in the ordinary shares will be treated as capital gain to the U.S. Holder and will be either long term or short term capital gain depending upon the U.S. Holder’s federal income tax holding period for the ordinary shares. Dividends paid by us generally will not be eligible for the dividends received deduction available to certain United States corporate shareholders under Code Sections 243 and 245. If you are a noncorporate U.S. Holder, dividends paid to you in taxable years beginning before January 1, 2013, will be taxable to you at a maximum rate of 15% provided that you hold ordinary shares for more than 60 days during the 120-day period beginning 60 days before the ex-dividend date and meet other holding period requirements.

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

Following the consummation of the HP Transaction, our assets consisted mostly of cash and cash equivalents producing passive income, although we made investments in several businesses during 2010. Therefore, as our assets and income in 2010 exceeded the PFIC specified levels, we have not met the requirements set forth in Section 1298(b)(3) of the Internal Revenue Code, providing an exception from the PFIC status for a “change of business” situation for our 2008 taxable year.  Since PFIC shares are subject to the PFIC rules even in future years in which we are no longer a PFIC, our ordinary shares will be PFIC shares with respect to any U.S. shareholder that held our shares in 2008, 2009 and 2010. The determination of our PFIC status in 2011 (for shareholders that acquire our ordinary shares in 2011) depends on the type of assets we hold during the year and the income derived from such assets, we cannot determine as of yet whether or not we will be a PFIC for the 2011 tax year.

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

The mark-to-market election is available only for stock which is regularly traded on a national securities exchange that is registered with the Securities and Exchange Commission or on Nasdaq, or an exchange or market that the U.S. Secretary of the Treasury determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. Our ordinary shares are currently quoted on the over-the-counter market in the “Pink Sheets.” As a result of our shares trading on the over-the-counter-market and the amount of trading in our shares, the mark-to-market election may not be available to you.

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

Recently enacted legislation requires reporting by every PFIC shareholder. Please consult your tax advisor regarding your PFIC shareholder reporting obligation in connection with your investment.

Taxation of Non-U.S. Holders

Distributions on Ordinary Shares.  Distributions made with respect to our ordinary shares to non-U.S. Holders who are not engaged in the conduct of a trade or business within the United States generally will not be subject to United States withholding tax.

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

F.             Dividends and paying agents

Not Applicable.

G.            Statement by experts

Not Applicable.

H.            Documents on display

Any statement in this report about any of our contracts or other documents is not necessarily complete. If the contract or document is filed as an exhibit to this report or any of our annual reports or to a registration statement or other documents filed by us, the contract or document is deemed to modify the description contained in this report. You must review the exhibits themselves for a complete description of the contract or document. In the event any of the documents that are filed as exhibits to our annual reports are not in English, the original language version is on file in our offices and is available upon request

You may review a copy of our filings with the SEC, including exhibits and schedules, and obtain copies of such materials at the SEC’s public reference room at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W, Washington, D.C. 20549. You may also obtain copies of such materials from the Public Reference Room of the SEC, Room 1580, 100 Street, N.E., Washington, D.C. 20549, at proscribed rates. You may call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC maintains an Internet site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

These SEC filings are also available to the public from commercial document retrieval services.

I.              Subsidiary Information

Not applicable.

ITEM 11: Quantitative and Qualitative Disclosures About Market Risk

Market risks relating to our operations result primarily from changes in exchange rates or in interest rates.

Inflation, Deflation and Fluctuation of Currencies

See “Item 5.A: Impact of Inflation, Deflation and Fluctuation of Currencies.” As the functional currency of our investment in Dori Energy is NIS, in order to manage the foreign exchange risk resulting from the invested amount of NIS 50 million we executed two forward transactions, one of approximately $6.3 million with the exchange rate of 3.6685 NIS/USD and another of approximately $7 million with the exchange rate of 3.6783 NIS/USD, that expired in close proximity to the closing date of the transaction. We will consider executing further hedging transactions in the future.

Interest Rate

As we did not have any outstanding long-term or short-term bank loans for a majority of 2010, our exposure to interest rate market risk during the year ended December 31, 2010 was very limited. As noted under “Item 4.B: Business Overview,” we entered into the Leasing Agreements with Leasint on December 30, 2010. The amounts received in connection with the Leasing Agreements are based on EURIBOR rate and therefore we may be affected by adverse movements in interest rates.

In order to manage the interest-rate risk resulting from financing secured or about to be secured from local financing institutions in Italy for our PV operations, a Euro 8 million interest swap transaction was executed. The interest swap transaction is for a period of 17 years, amortized semi-annually (Euro 250,000) every payment date commencing on March 7, 2011 (reflecting a six-month grace period), whereby we are the fixed rate payer (the fixed rate is set at 2.67%) and the financing institute is the floating rate payer (the initial floating rate is 1.1065% and is linked to the EURIBOR BRA with designated maturity of 6 months). We will consider executing further hedging transactions in the future.

In addition, as a majority of our assets are cash and short-term U.S. dollar-denominated deposits with a U.S. bank. We carefully monitor the banking institutions that we use with respect to their exposure to the current financial market situation. Other than that, the major market risk is currently the potential decline in the U.S. monetary interest rate that would impact our results of operations.

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

In order to provide reasonable assurance that the information required to be disclosed by us in reports filed under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms our chief executive officer and chief financial officer performed several actions intended to assure the correctness of the information disclosed, including personal discussions with employees involved in the recording, processing and summarizing of information required to be disclosed.

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2010. In making this assessment, our management used the criteria in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Based on this assessment, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2010, our internal control over financial reporting is effective based on those criteria.

(c) Attestation Report of the Registered Public Accounting Firm

Not Applicable.

(d) Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2010 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16: Reserved

ITEM 16A: Audit Committee Financial Expert

In February 2010, our Board determined that it has at least one Audit Committee financial expert, as defined in Item 16A of Form 20-F, serving on the Audit Committee. Barry Ben Zeev has been designated as the Audit Committee financial expert and was also determined to be “independent” under the applicable SEC and Nasdaq regulations. For additional information regarding Barry Ben Zeev’s financial experience, see “Item 6: Directors and Senior Management.”

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

ITEM 16C: Principal Accountant Fees and Services

Fees paid to the Independent Registered Public Accounting Firm

Our principal accountants for the years 2009 and 2010 were Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global.

The following table sets forth, for each of the years indicated, the fees paid to our independent registered public accounting firm.

	2009	2010

Audit Fees(1)	$78	$157
Audit-Related Fees(2)	-	$20
Tax Fees(3)	$29	$60
All Other Fees	-	-
Total	$107	$238
______________________
(1)
Professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements or services that are normally provided by the accountants in connection with statutory and regulatory filings or engagements.

(2)	Professional services related to due diligence investigations.
(3)	Professional services rendered by our independent registered public accounting firm for international and local tax compliance, tax advice services and tax planning.

Audit Committee’s pre-approval policies and procedures

Our Audit Committee nominates and engages our registered public accounting firm to audit our financial statements. See also the description under the heading in “Item 6.C: Board Practices.” In July 2003, our Audit Committee also adopted a policy requiring management to obtain the Audit Committee’s approval before engaging our independent auditors worldwide to provide any other audit or permitted non-audit services to us. Pursuant to this policy, which is designed to assure that such engagements do not impair the independence of our auditors, the Audit Committee pre-approves all specific audit and non-audit services and related fees in the categories audit service, audit-related service and tax services that may be performed by our auditors worldwide.

ITEM 16D: Exemptions from the Listing Standards for Audit Committees

Not Applicable.

ITEM 16E: Purchase of Equity Securities by the Company and Affiliated Purchasers

Not Applicable.

ITEM 16F: Change in Registrant’s Certifying Accountants

Not Applicable.

ITEM 16G: Corporate Governance

Not Applicable.

PART III

ITEM 17: Financial Statements

Not Applicable.

ITEM 18: Financial Statements

See Financial Statements included at the end of this report.

ITEM 19: Exhibits

Number	Description
1.1	Memorandum of Association of the Registrant (translated from Hebrew)(1)*
1.2	Second Amended and Restated Articles of the Registrant(2)
2.1	Specimen Certificate for ordinary shares(3)
2.2	Form of Subscription Agreement, between the Registrant and certain investors, executed in connection with a private placement completed in January and February 2007(4)
2.3	Form of Warrant Agreement, between the Registrant and certain investors, executed in connection with a private placement completed in January and February 2007 (4)
4.1	1998 Non-Employee Directors Share Option Plan(4)
4.2	2000 Stock Option Plan(4)
4.3	Form of Indemnification Agreement and Form of Exemption Letter between the Registrant and its officers and directors(7)
4.4	Asset Purchase Agreement, dated December 9, 2007, between the Registrant and Hewlett-Packard Company(8)
4.5	Management Services Agreement, by and among the Registrant, Kanir Joint Investments (2005) Limited Partnership and Meisaf Blue & White Holdings Ltd., effective as of March 31, 2008(9)
4.6	Form of Offer to Repurchase Employee Stock Options, dated April 2, 2008(10)
4.7
Engineering Procurement & Construction Contract for the Construction of a Photovoltaic System in Cingoli, between Ellomay PV One S.R.L. and Ecoware S.p.A., dated March 4, 2010 (portions translated from Italian)(11)*

4.8
Engineering Procurement & Construction Contract for the Construction of a Photovoltaic System in Senigallia, between Ellomay PV One S.R.L. and Ecoware S.p.A., dated March 4, 2010 (portions translated from Italian)(11)*

4.9	Side Agreement, between Ellomay PV One S.R.L. and Ecoware S.p.A., dated March 5, 2010(12)
4.10	Giaché Building Right Agreement (summary of Italian version)*
4.11	Massaccesi Building Right Agreement (summary of Italian version)*
4.12	Settlement Agreement and Release, dated July 27, 2010, between Ellomay Capital Limited and Hewlett-Packard Company
4.13	Troia 8 Building Right Agreement (summary of Italian version)*
4.14	Troia 9 Building Right Agreement (summary of Italian version)*
4.15	Investment Agreement, among U. Dori Group Ltd., U. Dori Energy Infrastructures Ltd. and Ellomay Clean Energy Ltd. , dated November 25, 2010 (summary of Hebrew version)*
4.16	Shareholders Agreement, among U. Dori Group Ltd., Ellomay Clean Energy Ltd. and U. Dori Energy Infrastructures Ltd., dated November 25, 2010 (summary of Hebrew version)*
4.17	Agreement, between U. Dori Energy Infrastructures Ltd. and Israel Discount Bank Ltd., dated January 26, 2011 (summary of Hebrew version)*

Number	Description
4.18
Engineering Procurement & Construction Contract for the Construction of a Photovoltaic Plant, between Urbe Techno S.r.l. and Pedale S.r.l., dated March 25, 2011 (portions translated or summarized from Italian)*

8	List of Subsidiaries of the Registrant
11	Code of Ethics(13)
12.1	Certification of Principal Executive Officer required by Rule 13a-14(a) and Rule 15d-14(a) (Section 302 Certification)
12.2	Certification of Principal Financial Officer required by Rule 13a-14(a) and Rule 15d-14(a) (Section 302 Certification)
13	Certification of Principal Executive Officer and Principal Financial Officer required by Rule 13a-14(b) and Rule 15d-14(b) (Section 906 Certification)
14	Consent of Kost Forer Gabbay & Kasierer
_____________________________________

*	The original language version is on file with the Registrant and is available upon request.
(1)	Previously filed with the Registrant’s Form 20-F for the year ended December 31, 2007 and incorporated by reference herein.
(2)	Previously filed with the Registrant’s Form 20-F for the year ended December 31, 2008 and incorporated by reference herein.
(3)	Previously filed with the Registrant’s Form F-1 (File No. 33-93160) and incorporated by reference herein.
(4)	Previously filed with the Registrant’s Form 20-F for the year ended December 31, 2006 and incorporated by reference herein.
(5)	Previously filed with the Registrant’s Form F-1 (File No. 333-66103) and incorporated by reference herein.
(6)	Previously filed with the Registrant’s Form 6-K dated October 14, 1997 and incorporated by reference herein.
(7)	Previously filed with the Registrant’s Form 6-K dated November 24, 2009 and incorporated by reference herein.
(8)	Previously filed with the Registrant’s Form 6-K dated January 3, 2008 and incorporated by reference herein.
(9)	Previously filed with the Registrant’s Form 6-K dated December 1, 2008 and incorporated by reference herein.
(10)	Previously filed with the Registrant’s Form CB dated April 3, 2008 and incorporated by reference herein.
(11)	Previously filed with Amendment No. 2 to the Registrant’s Form 20-F for the year ended December 31, 2009 and incorporated by reference herein.
(12)	Previously filed with the Registrant’s Form 20-F for the year ended December 31, 2009 and incorporated by reference herein.
(13)	Previously filed with the Registrant’s Form 20-F for the year ended December 31, 2003 and incorporated by reference herein.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Ellomay Capital Ltd.

By:	/s/ Ran Fridrich
Ran Fridrich
Chief Executive Officer

Dated: April 14, 2011

ELLOMAY CAPITAL LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

ELLOMAY CAPITAL LTD.

We have audited the accompanying consolidated statements of financial position of Ellomay Capital Ltd. (the "Company") and its subsidiaries as of December 31, 2010, December 31, 2009  and January 1, 2009 and the related consolidated statements of comprehensive income (loss), changes in equity and cash flows for each of the two years in the period ended December 31, 2010. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries at December 31, 2010, December 31, 2009 and January 1, 2009 and the consolidated results of their operations and their cash flows for each of the two years in the period ended December 31, 2010, in conformity with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB").

/s/ Kost Forer Gabbay & Kasierer
Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
April 14, 2011	A Member of Ernst & Young Global

ELLOMAY CAPITAL LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		December 31,		January 1,
		2010	2009	2009
	Note	U.S. dollars in thousands
ASSETS

CURRENT ASSETS:

Cash and cash equivalents	3	$76,583	$75,280	$26,979
Short term deposits		-	-	49,000
Restricted cash		728	-	-
Other receivables and prepaid expenses	4	2,308	409	932
Assets attributed to discontinued operations	1b	292	535	1,272

		79,911	76,224	78,183

NON-CURRENT ASSETS:

Advance payments on account of investment	1e	3,612	-	-
Property, plant and equipment	5	21,752	141	-
Long term deposits		400	-	-
Other assets		399	26	8
Assets attributed to discontinued operations	1b	-	41	41

		26,163	208	49

Total assets		$106,074	$76,432	$78,232

The accompanying notes are an integral part of the consolidated financial statements.

ELLOMAY CAPITAL LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		December 31,		January 1,
		2010	2009	2009
	Note	U.S. dollars in thousands

LIABILITIES AND EQUITY

CURRENT LIABILITIES:

Accounts payable		$2,820	$44	$37
Other payables and accrued expenses	6	4,411	852	1,211
Liabilities attributed to discontinued operations	1b	380	156	763

		7,611	1,052	2,011

NON-CURRENT LIABILITIES:

Finance lease obligation	7	5,228	-	-
Other long-term liabilities	8	4,614	4,658	4,598
Excess of losses over investment in associate	1d	55	-	-
Liabilities attributed to discontinued operations	1b	-	694	694

		9,897	5,352	5,292

Total liabilities		17,508	6,404	7,303

EQUITY

Share capital		26,103	16,820	16,820
Share premium		76,266	72,407	72,289
Adjustments arising from translating financial statements of foreign operations		194	-	-
Accumulated deficit		(13,997)	(19,199)	(18,180)

Total equity		88,566	70,028	70,929

Total liabilities and equity		$106,074	$76,432	$78,232

The accompanying notes are an integral part of the consolidated financial statements.

ELLOMAY CAPITAL LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	Year ended December 31,
	2010	2009
	U.S. dollars in thousands (except per share data)

General and administrative expenses	$3,211	$1,931

Operating loss	(3,211)	(1,931)
Financial income, net	1,400	1,357
Company's share of losses of associate accounted for at equity	(66)	-

Loss before taxes on income	(1,877)	(574)
Tax benefit (taxes on income)	44	(69)

Loss from continuing operations	(1,833)	(643)
Income (loss) from discontinued operations, net	7,035	(376)

Net income (loss)	5,202	(1,019)

Other comprehensive income:
Foreign currency translation adjustments	194	-

Total other comprehensive income	194	-

Total comprehensive income (loss)	$5,396	$(1,019)

Basic net earnings (loss) per share:
Loss from continuing operations	$(0.02)	$(0.01)
Earnings (loss) from discontinued operations	0.09	*) -

Net earnings (loss)	$0.07	$(0.01)

Diluted net earnings (loss) per share:
Loss from continuing operations	$(0.02)	$(0.01)
Earnings (loss) from discontinued operations	0.08	*) -

Net earnings (loss)	$0.06	$(0.01)

*)           Less than $0.01

The accompanying notes are an integral part of the consolidated financial statements.

ELLOMAY CAPITAL LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

				Adjustments
				arising from
				translating
				financial
				statements of
	Share	Share	Accumulated	foreign
	capital	premium	deficit	operations	Total
	U.S. dollars in thousands

Balance as of January 1, 2010	$16,820	$72,407	$(19,199)	$-	$70,028

Net income	-	-	5,202	-	5,202
Other comprehensive income	-	-	-	194	194

Total comprehensive income	-	-	5,202	194	5,396
Exercise of warrants	9,283	3,803	-	-	13,086
Cost of share-based payments	-	56	-	-	56

Balance as of December 31, 2010	$26,103	$76,266	$(13,997)	$194	$88,566

Balance as of January 1, 2009	$16,820	$72,289	$(18,180)	$-	$70,929

Loss	-	-	(1,019)	-	(1,019)

Total comprehensive loss	-	-	(1,019)	-	(1,019)
Cost of share-based payments	-	118	-	-	118

Balance as of December 31, 2009	$16,820	$72,407	$(19,199)	$-	$70,028

The accompanying notes are an integral part of the interim consolidated financial statements.

ELLOMAY CAPITAL LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,
	2010	2009
	U.S. dollars in thousands

Cash flows from operating activities:

Net income (loss)	$5,202	$(1,019)
Income (loss) from discontinued operations	7,035	(376)

Loss from continuing operations	(1,833)	(643)

Adjustments to reconcile net loss from continuing operations to net cash used in operating activities:

Adjustments to the profit or loss items:

Depreciation	22	11
Finance income	(611)	(1,314)
Cost of share-based payment	56	118
Share of losses of associate accounted for at equity method	66	-

	(467)	(1,185)
Changes in operating asset and liability items:

Decrease (increase) in other receivable and prepaid expenses	(2,827)	55
Increase (decrease) in other long-term liabilities	(44)	59
Increase in other assets	(373)	(17)
Increase in accounts payable	2,815	7
Decrease in other payables and accrued expenses	(2,118)	(359)

	(2,547)	(255)
Cash received during the year for:

Interest received	412	1,782

Net cash used in operating activities from continuing operations	(4,435)	(301)
Net cash used in operating activities from discontinued operations	(432)	(940)

Net cash used in operating activities	(4,867)	(1,241)

The accompanying note is an integral part of the consolidated financial statements.

ELLOMAY CAPITAL LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,
	2010	2009
	U.S. dollars in thousands

Cash flows from investing activities:

Purchase of property and equipment	(14,710)	(152)
Acquisition of Italian subsidiaries with plants under construction	(55)	-
Advance on account of investment	(3,546)
Investment in long-terms deposits	(400)	-
Investment in restricted cash	(728)	-
Proceeds from short term bank deposits	-	49,000

Net cash provided by (used in) investing activities from continuing operations	(19,439)	48,848
Net cash provided by investing activities from discontinued operations	7,280	694

Net cash provided by (used in) investing activities	(12,159)	49,542

Cash flows from financing activities:

Proceeds from sale and finance lease back	5,228	-
Proceeds from warrants exercised	13,086	-

Net cash provided by investing activities from continuing operations	18,314	-

Net cash provided by financing activities	18,314	-

Exchange differences on balances of cash and cash equivalents	15	-

Increase in cash and cash equivalents	1,303	48,301
Cash and cash equivalents at the beginning of the year	75,280	26,979

Cash and cash equivalents at the end of the year	$76,583	$75,280

(a)	Significant non-cash transactions:

	Purchase of property and equipment on credit	$5,290	$-

The accompanying note is an integral part of the consolidated financial statements.

ELLOMAY CAPITAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-       GENERAL

a.
Ellomay Capital Ltd. (the "Company") (formerly: NUR Macroprinters Ltd.), an Israeli Company who has invested in the photovoltaic industry in Italy and in several Israeli entities and whose current plan of operation is to manage its investments in the Italian photovoltaic field and in the Israeli market and with respect to the remaining funds it holds, to identify and evaluate additional suitable business opportunities in the energy and infrastructure fields, including in the renewable energy field, through the direct or indirect investment in energy manufacturing plants, the acquisition of all or part of an existing business, pursuing business combinations or otherwise.

b.
Until February 29, 2008, the Company and its subsidiaries developed, manufactured, sold and provided support services for digital wide format and super-wide format printing systems for on-demand, short-run printing as well as related consumable products. On February 29, 2008 (the "Closing Date"), the sale of this business to Hewlett-Packard Company ("HP" and the "HP Transaction") was finalized. Prior to the Closing Date, the Company operated through wholly-owned subsidiaries for sales, support services and marketing of the Company's products in their country or region of domicile, some of which were sold to HP. A majority of the remaining subsidiaries were dissolved during 2008, 2009 and 2010.

The aggregate consideration in connection with the HP Transaction amounted to $ 122,600. Of the total consideration, an amount of $ 500 was withheld in connection with the obligation of one of the subsidiaries that were sold to HP with respect to the government grants, and an amount of $ 14,500 was deposited into an escrow account to secure the indemnity obligations of the Company and its remaining subsidiaries. The amount deposited in the escrow account, net of amounts distributed to HP in satisfaction of indemnity obligations, was to be distributed to the Company in two installments: $ 9,500 was to be distributed eighteen months following the Closing Date and $ 5,000 was to be distributed twenty-four months following the Closing Date.

In August 2009, the Company received two officer's certificates from HP requesting the release of funds from the escrow account in the aggregate amounts of $ 8,094 and Euro 2,415,000 (approximately $ 3,200). The claims included in the officer's certificates mainly referred to payments HP made to the Israeli Office of Chief Scientist ("OCS") in connection with the transfer of technology claimed to have been developed with OCS funding, claims made by suppliers and alleged non compliance with different environmental and safety regulations.

On July 27, 2010, a settlement agreement between the Company and HP with respect to the release of funds deposited in the escrow account (the "Settlement Agreement") was executed. Under the terms of the Settlement Agreement, HP received approximately $ 7,300 of the escrow funds (plus accrued interest) and the Company received approximately $ 7,200 of the escrow funds (plus accrued interest). In addition, HP released to the Company the amount of $ 500 that was withheld in connection with the obligations of one of the subsidiaries that were sold to HP with respect to government grants.

ELLOMAY CAPITAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-       GENERAL (Cont.)

As such, the Company recorded the amount released from the escrow account pursuant to the Settlement Agreement, net of related costs, as income from discontinued operations for the year ended December 31, 2010.

In addition, the parties to the Settlement Agreement agreed to waive any current and future claims against each other arising out of or connected with the HP Transaction and further agreed that the Company will not be responsible for any future claims with respect to the HP Transaction and the assets acquired thereunder.

Following the execution of the Settlement Agreement the Company paid and expects to pay additional payments of approximately $300 to former employees as bonuses and in connection with the repurchase of employee stock options, all as previously approved by the Company's Board of Directors.

The operating results and cash flows attributed to the digital wide format and super-wide format printing system business were presented in the Company's statements of comprehensive income and cash flows as discontinued operations. Balance sheet amounts related to this business are presented as assets and liabilities attributed to discontinued operations and are expected to be settled in one to two years.

The following table sets forth the net income from discontinued operations in the amount of $ 7,035 for the year ended December 31, 2010:

Proceeds from settlement with HP	$7,280
Settlement of claims, net of legal fees	267
Related expenses	(512)

Income from discontinued operations, net	$7,035

The Company did not record taxes related to the income from discontinued operations due to utilization of carryforward tax losses.

The loss from discontinued operations for the year ended December 31, 2009 is mainly due to expenses incurred in connection with activities relating to liquidating the non operating subsidiaries of the Company following the closing of the HP Transaction.

ELLOMAY CAPITAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-       GENERAL (Cont.)

The breakdown of current assets and liabilities attributed to discontinued operations of the Company is as follows:

	December 31,		January 1,
	2010	2009	2009
ASSETS:

Prepaid expenses and other current assets	$-	$35	$89
Legal claim receivable	268	-	-
Receivable from HP	-	500	1,183
Other	24	-	-

	$292	$535	$1,272

	December 31,		January 1,
	2010	2009	2009
LIABILITIES:

Accrued expenses and other liabilities	$380	$156	$763

	$380	$156	$763

c.
Since March 4, 2010, the Company has entered into several  Engineering Procurement & Construction Contracts ("EPC Contracts"), with Italian contractors, (the "Contractors"), for the construction, installation, testing, commissioning, operating and maintenance of six photovoltaic plants located in Italy (each, an "PV Project" and, together, the "PV Projects").

Each of the PV Projects is implemented on the basis of the following agreements:

-	An EPC Contract, which governs the installation, testing and commissioning of a photovoltaic plant by the respective Contractor;

-	An Operation and Maintenance Agreement (an "O&M Agreement"), which governs the operation and maintenance of the photovoltaic plant by the respective Contractor;

-
When applicable, a side agreement between the Company's relevant Italian subsidiary and the Contractor, whereby the panels required for the construction of the photovoltaic plant will be purchased by such Italian subsidiary directly from a third party supplier of such panels, and then transferred to the Contractor;

ELLOMAY CAPITAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-       GENERAL (Cont.)

-	A number of ancillary agreements, including:

*	One or more "building rights agreements" with the land owners, which provide the terms and conditions for the lease of land on which the photovoltaic plants are constructed and operated.

*
Standard "incentive agreements" with Gestoredei Servizi Elettrici ("GSE"), Italy's energy regulation agency responsible, inter- alia, for incentivizing and developing renewable energy sources in Italy and purchasing energy and re-selling it on the electricity market. The incentive agreements will be entered into prior to connection of the each of the EPC Projects to the Italian national grid. Under such agreement, it is anticipated that GSE will grant the applicable feed-in tariff governing the purchase of electricity.

*	One or more "power purchase agreements" with GSE, specifying the power output to be purchased by GSE for resale and the consideration in respect thereof.

*
One or more "interconnection agreements" with the Enel Distribuzione S.p.A ("ENEL"), the Italian national electricity grid operator, which provide the terms and conditions for the connection to the Italian national grid.

*
A stock purchase agreement in the event the Company acquires a plant that is under construction or is already constructed. During 2010 the Company acquired two Italian subsidiaries, each of them was in process of constructing photovoltaic plants.

In connection with the establishment of the Company's photovoltaic plants, the Company recorded as of December 31, 2010, property, plant and equipment at an aggregate value of approximately $ 21,612, in accordance with actual costs incurred.

On December 31, 2010, two wholly-owned Italian subsidiaries entered into Financial Leasing Agreements (the "Leasing Agreements") for the financing of their photovoltaic plants in the amount of Euro 3,000,000 (approximately $ 3,975) each. As of December 31, 2010 the first drawdown was received in the amount of Euro 3,900,000 (approximately $ 5,228). (Refer to note 7 for further details).

d.
In November 2010, the Company invested in an Israeli Company that is expected to operate or have holdings in companies that are expected to operate in the telecommunications business in Israel with respect to the launch of a virtual mobile operator ("MVNO"). The MVNO is purported to be operated by Alon Cellular Ltd. ("Alon Cellular"), a wholly owned subsidiary of AlonRibua Telecom Ltd. ("Alon Telecom").  The Company holds 25% of Alon Telecom's share capital through its wholly owned subsidiary. In November 2010 the Company extended NIS 38,000 (approximately $ 11), and in January 2011 the Company extended an additional amount of NIS 837,000 (approximately $ 236) to Alon Telecom as a shareholders' loan. The amounts reflect 25% of the aggregate NIS 3,500,000 (approximately $986) shareholders' loan that was extended by all shareholders of Alon Telecom. The investment is accounted for under the equity method.

ELLOMAY CAPITAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-       GENERAL (Cont.)

e.
On November 25, 2010, the Company, through its wholly-owned subsidiary ("Ellomay Energy"), entered into an Investment Agreement (the "Dori Investment Agreement") with U. Dori Group Ltd. ("Dori Group"), and U. Dori Energy Infrastructures Ltd. ("Dori Energy"), with respect to an investment in Dori Energy. Dori Energy holds 18.75% of the share capital of Dorad Energy Ltd. ("Dorad"), which plans and promotes the construction of an approximate 800 MWp gas operated power plant in the vicinity of Ashkelon, Israel. The Dori Investment Agreement sets forth that subject to the fulfillment of certain conditions precedent, the Company shall invest a total amount of NIS 50,000,000 (approximately $14,100) in Dori Energy, and receive a 40% stake in Dori Energy's share capital. Ellomay Energy was also granted an option to acquire additional shares of Dori Energy that, if exercised, will increase Ellomay Energy's percentage holding in Dori Energy to 49% and, subject to the obtainment of certain regulatory approvals - to 50%.

The conditions precedent were fulfilled subsequent to the balance sheet date. As of December 31, 2010 the Company prepaid $ 3,612 on account of this investment that were recorded as advance payments on account of investment. See Note 18a for additional information.

Concurrently with the execution of the Dori Investment Agreement, Ellomay Energy, Dori Energy and Dori Group have also entered into the Dori Shareholders Agreement ("Dori SHA") that became effective upon the consummation of the Dori Investment. The Dori SHA provides that each of Dori Group and Ellomay Energy is entitled to nominate two directors (out of a total of four directors) in Dori Energy. The Dori SHA also grants each of Dori Group and Ellomay Energy with equal rights to nominate directors in Dorad, provided that in the event Dori Energy is entitled to nominate only one director in Dorad, such director shall be nominated by Ellomay Energy for so long as Ellomay Energy holds at least 30% of Dori Energy. The Dori SHA further includes customary provisions with respect to restrictions on transfer of shares, a reciprocal right of first refusal, tag along, principles for the implementation of a BMBY separation mechanism, veto rights, etc.

f.
The consolidated financial statements have been prepared in accordance with   International Financial Reporting Standards ("IFRS") as issued by the International  Accounting Standards Board ("IASB"), and are the Company's first annual financial statements reported in accordance with IFRS. In these financial statements, IFRS 1, "First-time Adoption of International Financial Reporting Standards", has been applied (see additional details in Note 2a). The impact of the transition to reporting in accordance with IFRS in the Company's financial position, results of operations and cash flows, is detailed in Note 17 below.

g.	These financial statements have been approved by the Company's Board of Directors on April 13, 2011.

ELLOMAY CAPITAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-       GENERAL (Cont.)

h.	Definitions:

In these financial statements:

IFRS - Standards and interpretations that were adopted by the International Accounting Standards Board ("IASB") and which include International Financial Reporting Standards and International Accounting Standards ("IAS") along with the interpretations to these standards of the International Financial Reporting Interpretations Committee ("IFRIC") or interpretations of the Standing Interpretations Committee ("SIC"), respectively.

US GAAP - Standards and interpretations that were adopted by the Financial Accounting Standards Board (FASB), which include Accounting Standards Codification (ASC), Accounting Standards updates (ASU) and Staff Accounting Bulletins (SAB).

Subsidiaries/consolidated companies - Companies that are controlled by the Company (as defined in IAS 27 (2008)) and whose accounts are consolidated with those of the Company.

Associates - Companies over which the Company has significant influence and that are not subsidiaries and are accounted for in these consolidated financial statements in accordance with the equity method of accounting.

Related party - Within its meaning in IAS 24, "Related Party Disclosures".

Dollar - The US dollar.

NOTE 2:-       SIGNIFICANT ACCOUNTING POLICIES

a.	Basis of preparation of the financial statements:

1.
These consolidated financial statements have been prepared in accordance with IFRS that   were published and are effective at the Company's first annual reporting date, December 31, 2010, and were the basis of the Company's accounting policy.

The preparation of the consolidated financial statements in accordance with IFRS resulted in changes to the accounting policies as compared with the most recent annual consolidated financial statements prepared under U.S. GAAP as of December 31, 2009 and for the year then ended.

ELLOMAY CAPITAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-       SIGNIFICANT ACCOUNTING POLICIES (Cont.)

2.
Consistent accounting policies:

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements. They also have been applied in preparing an opening IFRS balance sheet as of January 1, 2009, for the purposes of the transition to IFRS, as required by first time adoption of IFRS (IFRS 1).

3.
Presentation of financial statements:

The Company has elected to present a combined statement of income and other comprehensive income.

The Company has elected to present the statement of income using the function of expense method.

Furthermore, the Company presents a statement of changes in equity immediately following the statement of comprehensive income instead of in the notes.

4.
Measurement basis:

The consolidated financial statements have been prepared on a cost basis, except for the following:

Investment in associate accounted for using the equity method;

Derivative financial instruments at fair value through profit or loss ;

Provision for tax uncertainties.

b.	Significant accounting judgments, estimates and assumptions used in the preparation of the financial statements:

The preparation of the Company's consolidated financial statements in conformity with IFRS, requires management to make judgments, estimates and assumptions that affect the reported amounts recognized in the financial statements. However, uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of the asset or liability affected in future periods. Estimates and underlying assumptions are reviewed on an on going basis. The changes in accounting estimates are recognized in the period of the change in estimate.

ELLOMAY CAPITAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-       SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The key assumptions made in the financial statements concerning uncertainties at the balance sheet date and the critical estimates computed by the Company that may cause a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below:

Legal claims

When assessing the possible outcomes of legal claims that were filed against the Company and its subsidiaries, the companies relied on the opinions of their legal counsel. The opinions of their legal counsel are based on the best of their professional judgment, and take into consideration the current stage of the proceedings and the legal experience accumulated with respect to the various matters. As the results of the claims will ultimately be determined by the courts, they may be different from such estimates.

Classification of leases:

In order to determine whether to classify a lease as a finance or operating lease, the Company evaluates whether the lease transfers substantially all the risks and benefits incidental to ownership of the leased asset. In this respect, the Company evaluates such criteria as the existence of a "bargain" purchase option, the lease term in relation to the economic life of the asset and the present value of the minimum lease payments in relation to the fair value of the asset.

Tax provision:

The Company recognizes a provision for tax uncertainties. In determining the amount of the provision, assumptions and estimates are made in relation to the probability that the position will be sustained upon examination and the amount that is likely of being realized upon settlement, using the facts, circumstances, and information available at the reporting date. The Company records additional tax charges in a period in which it determines that a recorded tax liability is less than it expects ultimate assessment to be. The application of tax laws and regulations is subject to legal and factual interpretation, judgment and uncertainty. Tax laws and regulations themselves are subject to change as a result of changes in fiscal policy, changes in legislation, the evaluation of regulations and court rulings. Therefore, the actual tax liability may be materially different from the Company's estimates, which could result in the need to record additional tax liabilities or potentially reverse previously recorded tax liabilities.

c.	Functional and presentation currency:

1.
These consolidated financial statements are presented in dollars, which is the Company's functional currency, and have been rounded to the nearest thousand. The dollar is the currency that represents the principal economic environment in which the Company operates.

ELLOMAY CAPITAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-       SIGNIFICANT ACCOUNTING POLICIES (Cont.)

2.
The functional currency is examined for the Company and for each of the subsidiaries separately. The functional currency of the Company's Italian subsidiaries' was determined to be the EURO and for the equity investment it was determined to be the NIS.

When a company's functional currency differs from parent's functional currency, that entity represents a foreign operation whose financial statements are translated so that they can be included in the consolidated financial statements as follows:

a)	Assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet.

b)
Income and expenses for each period presented in the statement of comprehensive income (loss) are translated at average exchange rates for the presented periods; however, if exchange rates fluctuate significantly, income and expenses are translated at the exchange rates at the date of the transactions.

c)	Share capital, capital reserves and other changes in capital are translated at the exchange rate prevailing at the date of issuance.

d)
Retained earnings are translated based on the opening balance translated at the exchange rate at that date and other relevant transactions during the period are translated as described in b) and c) above.

e)
All resulting translation differences are recognized as a separate component of other comprehensive income (loss) in equity "adjustments arising from translating financial statement of foreign operations".

On a total or partial disposal of a foreign operation, the relevant part of the other comprehensive income (loss) is recognized in the statement of comprehensive income (loss).

Intergroup loans for which settlement is neither planned nor likely to occur in the foreseeable future are, in substance, a part of the investment in that foreign operation and are accounted for as part of the investment and the exchange differences arising on these loans are recognized in the same component of equity as discussed in e) above.

ELLOMAY CAPITAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-       SIGNIFICANT ACCOUNTING POLICIES (Cont.)

3.
Transactions, assets and liabilities in foreign currency:

Transactions denominated in foreign currency (other than the functional currency) are recorded on initial recognition at the exchange rate at the date of the transaction. After initial recognition, monetary assets and liabilities denominated in foreign currency are translated at the end of each reporting period into the functional currency at the exchange rate at that date. Exchange differences, other than those capitalized to qualifying assets or carried to equity in hedging transactions, are recognized in profit or loss. Non-monetary assets and liabilities measured at cost are translated at the exchange rate at the date of the transaction. Non-monetary assets and liabilities denominated in foreign currency and measured at fair value are translated into the functional currency using the exchange rate prevailing at the date when the fair value was determined.

d.	Basis of consolidation and equity method accounting:

1.	Subsidiaries The consolidated financial statements comprise the financial statements of the Company and its subsidiaries as of December 31, 2010. The Company holds 100% of its subsidiaries.

2.
Transactions eliminated upon consolidation

Intercompany balances and expenses not yet realized arising from intercompany transactions, are eliminated when preparing these consolidated financial statements.

3.
Investment in associate accounted for using the equity method accounting

Associates are those entities in which the Company has significant influence or the ability to significantly influence the financial and operating policies, but control was not achieved. Associates are accounted for using the equity method of accounting (equity accounted investees). The Company's consolidated financial statements include the Company's share of net assets including other comprehensive income (loss) of the associate, from the date that significant influence commences until the date that significant influence ceases.

The Company's share of the operating results of the associate are presented in the statement of comprehensive income (loss) as "Company's share of losses of associate accounted for at equity". Profits and losses resulting from transactions between the Company and the associate are eliminated to the extent of the interest in the associate.

ELLOMAY CAPITAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-       SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The financial statements of the Company and the associate are prepared as of the same dates and periods. The accounting policies applied in the preparation of the financial statements of the associate conform with the policies applied in the preparation of the financial statements of the Company.

After application of the equity method, the Company determines whether it is necessary to recognize an impairment loss on the Company's investment in its Associate. The Company determines at each reporting date whether there is any objective evidence that the investment in the Associate is impaired. If this is the case the Company calculates the amount of impairment as the difference between the recoverable amount of the Associate and its carrying value and recognizes the amount in the statement of comprehensive income (loss).

e.	Cash and cash equivalents:

Cash and cash equivalents in the balance sheet comprise of cash at hand,  money market accounts with daily liquidity and unrestricted short-term deposits with original maturity of three months or less from the date of acquisition, which are redeemable on demand without penalty and which form part of the Company's cash management. Cash and cash equivalents value is as provided by bank statements and due to the short maturity approximates the fair value.

f.	Short term and long term deposits:

Short term bank deposits are deposits with an original maturity of more than three months, but less than one year from the date of acquisition. Long term bank deposits are deposits with an original maturity of more than one year from the date of acquisition. The deposits are presented according to their terms of deposit.

g.	Restricted cash:

Restricted cash is primarily invested in highly liquid deposits. These deposits were used to secure obligations towards the land owners in two of the Company's PV Projects.

ELLOMAY CAPITAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-       SIGNIFICANT ACCOUNTING POLICIES (Cont.)

h.	Property, plant and equipment:

Property, plant and equipment are stated at cost, net of accumulated depreciation and impairment losses (if any). Depreciation is calculated using the straight-line method over the estimated useful lives of the assets at the following annual rates:

	%		Mainly %

Office furniture and equipment	6-33		33
Photovoltaic plants under construction	*	)
Leasehold improvements	Over the shorter of the lease period or the life of the asset		7

An item of property, plant and equipment is derecognized upon disposal or when no future economic benefits are expected from use or disposal. Any gain or loss arising on de recognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in profit or loss in the year the asset is derecognized. The asset's residual values, useful lives and methods of depreciation are reviewed, and adjusted if appropriate, at each financial year end.

*)
In connection with the establishment of the Company's photovoltaic plants, the Company had recorded as of December 31, 2010, property, plant  and equipment at an aggregate value of approximately $ 21,612, in accordance with actual costs incurred. As the plants were still under construction as of December 31, 2010, this amount was not yet subject to depreciation, which commences upon completion of construction of the photovoltaic plants.

i.	Financial instruments:

 Financial assets:

Financial assets within the scope of IAS 39 "Financial Instruments: Recognition and Measurement" are initially recognized at fair value plus directly attributable transaction costs, except for investments at fair value through profit or loss in which case transaction costs are expensed as incurred.

After initial recognition, the subsequent accounting and measurement of financial assets depends on their classification into one of the four categories, as defined in IAS 39.

The Company's financial assets include cash and cash equivalents, short term and long term deposits, restricted cash, other receivables and advanced payments on account of investment.

ELLOMAY CAPITAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-       SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company has derivatives, which are not designated as effective hedging instruments, and are classified as held for trading under financial assets at fair value through profit or loss.

A financial asset is derecognized when: (i) the contractual rights to the cash flows from the financial asset expire or, (ii) the Company has transferred its contractual rights to receive cash flows from the financial asset or assumes an obligation to pay the received cash flows in full without material delay to a third party under a "pass-through" arrangement; and either  (a) has transferred substantially all the risks and rewards of the asset, or (b) has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

If the Company transfers its rights to receive cash flows from an asset and neither transfers nor retains substantially all the risks and rewards of the asset nor transfers control of the asset, the asset is recognized to the extent of the Company's continuing involvement in the asset. When continuing involvement takes the form of guaranteeing the transferred asset, the extent of the continuing involvement is the lower of the original carrying amount of the asset and the maximum amount of consideration received that the Company could be required to repay.

Financial liabilities:

The Company has the following financial liabilities: other payables, finance lease obligation and other long term liabilities.

Interest-bearing loans and borrowings are initially recognized at fair value less directly attributable transaction costs (such as loan raising costs). After initial recognition, interest-bearing loans and borrowings are measured based on their terms at amortized cost using the effective interest method, taking into account directly attributed transaction costs. Short term borrowings (such as other payables) are measured based on their terms, normally at face value.

Gains and losses are recognized in the statement of comprehensive income (loss) when the financial liability is derecognized as well as through the systematic amortization process. Financial liabilities are derecognized when the obligation of the Company, as specified in the agreement, expires or when it is discharged or cancelled.

ELLOMAY CAPITAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-       SIGNIFICANT ACCOUNTING POLICIES (Cont.)

j.	Impairment of non-financial assets:

The Company evaluates the need to record an impairment of the carrying amount of non-financial assets whenever events or changes in circumstances indicate that the carrying amount is not recoverable. If the carrying amount of non-financial assets exceeds their recoverable amount, the assets are reduced to their recoverable amount. The recoverable amount is the higher of fair value less costs of sale and value in use. In measuring value in use, the expected future cash flows are discounted using a pre-tax discount rate that reflects the risks specific to the asset. The recoverable amount of an asset that does not generate independent cash flows is determined for the cash-generating unit to which the asset belongs. Impairment losses are recognized in profit or loss.

An impairment loss of an asset, other than goodwill, is reversed only if there have been changes in the estimates used to determine the asset's recoverable amount since the last impairment loss was recognized. Reversal of an impairment loss, as above, shall not be increased above the lower of the carrying amount that would have been determined (net of depreciation or amortization) had no impairment loss been recognized for the asset in prior years and its recoverable amount. The reversal of impairment loss of an asset presented at cost is recognized in profit or loss. A reversal of an impairment loss on a revalued asset is recognized in other comprehensive income. However, to the extent that an impairment loss on the same revalued asset was previously recognized in profit or loss, a reversal of that impairment loss is also recognized in profit or loss.

k.	Share-based payment transactions:

The Company's employees and directors are entitled to remuneration in the form of equity-settled share-based payment transactions. The Company applies the provisions of IFRS 2, "Share-Based Payment".

The cost of equity-settled transactions with employees and directors is measured at the the fair value of the equity instruments at the date on which they are granted. The fair value is determined by using the Black-Scholes option-pricing model taking into account the terms and conditions upon which the instruments were granted, additional details are included in Note 12.

The cost of equity-settled transactions is recognized in profit or loss, together with a corresponding increase in equity, over the period in which the service conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award ("the vesting date"). The cumulative expense recognized for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the Company's best estimate of the number of equity instruments that will ultimately vest.

ELLOMAY CAPITAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-       SIGNIFICANT ACCOUNTING POLICIES (Cont.)

l.
Employees benefits:

1.         Short-term employee benefits:

Short-term employee benefits include salaries, paid annual leave, paid sick leave, recreation and social security contributions and are recognized as expenses as the services are rendered. A liability in respect of a cash bonus is recognized when the Company has a legal or constructive obligation to make such payment as a result of past service rendered by an employee and a reliable estimate of the amount can be made.

2.         Post-employment benefits:

The plans are normally financed by contributions to insurance companies and classified as defined contribution plan or as defined benefit plan.

The Company has defined contribution plans pursuant to Section 14 to the Severance Pay Law under which the Company pays fixed contributions and will have no legal or constructive obligation to pay further contributions if the fund does not hold sufficient amounts to pay all employee benefits relating to employee service in the current and prior periods. Contributions to the defined contribution plan in respect of severance or retirement pay are recognized as an expense when contributed simultaneously with receiving the employee's services and no additional provision is required in the financial statements.

The Company also operates a defined benefit plan in respect of severance pay pursuant to the Severance Pay Law. According to the Law, employees are entitled to severance pay upon dismissal or retirement. The liability for termination of employee-employer relation is measured using the projected unit credit method. The actuarial assumptions include rates of employee turnover and future salary increases based on the estimated timing of payment. The amounts are presented based on discounted expected future cash flows using a discount rate determined by reference to yields on Government bonds with a term that matches the estimated term of the benefit obligation.

The Company makes current deposits in respect of severance pay obligation to pay compensation to certain of its employees in its pension funds and insurance companies (the "plan assets"). Plan assets are not available to the Company's own creditors and cannot be returned directly to the Company.

The liability for employee benefits presented in the statement of financial position presents the present value of the defined benefit obligation less the fair value of the plan assets, less past service costs and any unrecognized actuarial gains and losses.

ELLOMAY CAPITAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-       SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Actuarial gains and losses are recognized as other comprehensive income (loss) in the period in which they occur and were immaterial for the years ended December 31, 2009 and 2010.

Severance expenses for the years ended December 31, 2009 and 2010 amounted to approximately $ 43 and $ 33, respectively.

m.	Leases:

The criteria for classifying leases as finance or operating leases depend on the substance of the agreements and are made at the inception of the lease in accordance with the following principles as set out in IAS 17.

Operating leases:
Lease agreements are classified as an operating lease if they do not transfer substantially all the risks and benefits incidental to ownership of the leased asset.

Payments made under operating leases are recognized in the statement of comprehensive income (loss) on a straight-line basis over the term of the lease, including the option period, when on the date of the transaction it was reasonably certain that the option will be exercised.

Finance leases:

Finance leases transfer to the Company substantially all the risks and benefits incident to ownership of the leased asset. The leased assets are presented in the statement of financial position. The liability for lease payments is presented at its present value and the lease payments are apportioned between finance charges and a reduction of the lease obligation using the effective interest method.

n.	Taxes on income:

Taxes on income in the statement of comprehensive income (loss) comprise of current taxes. The tax results in respect of current or deferred taxes are recognized in the statement of comprehensive income (loss) except to the extent that the tax arises from items which are recognized directly in equity. In such cases, the tax effect is also recognized in the relevant item in equity.

Deferred income taxes are computed in respect of temporary differences between the carrying amounts in the financial statements and the amounts attributed for tax purposes, except for a limited number of exceptions.

ELLOMAY CAPITAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-       SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Temporary differences (such as carryforward losses) for which deferred tax assets have not been recognized are reassessed and deferred tax assets are recognized to the extent that their recoverability has become probable. Any resulting reduction or reversal is recognized in the line item, "tax benefit (taxes on income)".

Deferred tax balances are measured at the tax rates that are expected to apply to the period when the taxes are reversed in profit or loss, comprehensive income or equity, based on tax laws that have been enacted or substantively enacted by the balance sheet date.

o.	Earnings (loss) per share:

The earnings (loss) per share are computed by dividing the net income attributable to the Company's shareholders by the weighted-average number of shares outstanding during the period. Calculation of the basic earnings (loss) per share includes only shares actually outstanding during the period. Potential ordinary shares (convertible securities, such as, warrants and employee options) are included in calculation of the diluted earnings (loss) per share only if their impact dilutes the earnings (loss) per share in that their conversion reduces the earnings per share or increases the loss per share from continuing operations. In addition, potential ordinary shares converted during the period are included in calculation of the diluted earnings (loss) per share only up to the conversion date, and from this date forward they are included in calculation of the basic earnings (loss) per share.

 p.             Financial income and expenses:

Financial income includes interest income on bank deposits, an increase in the fair value of financial instruments recognized at fair value through profit or loss, exchange rate differences. Interest income is recognized as it accrues in profit or loss.

Financial expenses include bank charges and exchange rate differences.

Gains and losses on exchange rate differences are reported on a net basis.

q.	Provisions:

A provision in accordance with IAS 37 is recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. If the effect is material, provisions are measured according to the estimated future cash flows discounted using a pre-tax interest rate that reflects the market assessments of the time value of money and, where appropriate, those risks specific to the liability.

ELLOMAY CAPITAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-       SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Following are the types of provisions included in the financial statements:

Legal claims:

A provision for claims is recognized when the Company has a present legal or constructive obligation as a result of a past event, it is more likely than not that an outflow of resources embodying economic benefits will be required by the Company to settle the obligation and a reliable estimate can be made of the amount of the obligation. Where the effect of the time value of money is material, a provision is measured at its present value. For further details, refer to Note 9c.

Provision for tax uncertainties:

Refer to Note 14b.

r.	Discontinued operations:

A discontinued operation is a component of an entity that either has been disposed of or is classified as held for sale and represents a separate major line of business or geographic area of operations. The operating results relating to the discontinued operations are separately presented in the statement of comprehensive income (loss), and in the statement of cash flow.

s.	Standards issued but not yet effective:

IFRS 7 - Financial Instruments: Disclosure:

The amendments to IFRS 7 deal with the following issues:

1.
Clarification of the Standard's disclosure requirements. In this context, emphasis is placed on the interaction between the quantitative disclosures and the qualitative disclosures about the nature and extent of risks arising from financial instruments. The Standard also reduces the disclosure requirements for collateral held by the Company and revises the disclosure requirements for credit risk. The amendment should be applied retrospectively commencing from the financial statements for periods beginning on January 1, 2011. Earlier application is permitted.

2.
New disclosure requirements about transferred financial assets including disclosures regarding unusual transfer activity near the end of a reporting period. The objective of the amendment is to assist users of financial statements to assess the risks to which the Company may remain exposed from transfers of financial assets and the effect of these risks on the Company's financial position. The amendment is designed to enhance the reporting transparency of transactions involving asset transfers, specifically securitization of financial assets. The amendment should be applied prospectively commencing from the financial statements for periods beginning on January 1, 2012. Earlier application is permitted.

ELLOMAY CAPITAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-       SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The relevant disclosures will be included in the Company's financial statements.

IFRS 9 - Financial Instruments: Classification and Measurement

IFRS 9 as issued reflects the first phase of the IASBs work on the replacement of IAS 39 and applies to classification and measurement of financial assets as defined in IAS 39. The standard is effective for annual periods beginning on or after  January 1, 2013. In subsequent phases, the IASB will address classification and measurement of financial liabilities, hedge accounting and derecognition. The completion of this project is expected in early 2011. The Company is currently evaluating the impact on its consolidated statements of financial position and financial condition.

 IAS 24 - Related Party Disclosures:

The amendment to IAS 24 clarifies the definition of a related party in order to simplify the identification of such relationships and to eliminate inconsistencies in its application.

The amendment should be applied retrospectively commencing from the financial statements for annual periods beginning on January 1, 2011. Earlier application is permitted.

The relevant disclosures will be included in the Company's financial statements.

NOTE 3:-       CASH AND CASH EQUIVALENTS

	December 31,		January 1,
	2010	2009	2009

Cash for immediate withdrawal	$11,196	$4,279	$487
Cash equivalents - short-term deposits (*)	65,387	71,001	26,492

	$76,583	$75,280	$26,979

(*)	The interest rate for deposits as of December 31, 2010, is 0.25%-1.05% (0.25%-3.5% as of December 31, 2009 and January 1, 2009).

ELLOMAY CAPITAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 4:-       OTHER RECEIVABLES AND PREPAID EXPENSES

	December 31,		January 1,
	2010	2009	2009

Government authorities	$223	$147	$311
Interest receivable	298	99	567
Fair value of forward and swap contracts (*)	869	-	-
Receivables in connection with Photovoltaic plants	774	-	-
Prepaid expenses	84	108	33
Other	60	55	21

	$2,308	$409	$932

(*)
As the functional currency of our investment in Dori Energy is NIS, in order to manage the foreign exchange risk resulting from the expected invested amount of NIS 50,000,000, the Company executed two forward transactions, one of $ 6,300 with the exchange rate of 3.6685 NIS/USD and another of $ 7,000 with the exchange rate of 3.6783 NIS/USD, that expired in close proximity to the closing date of the transaction.

In order to manage the interest-rate risk resulting from financing secured or about to be secured from local financing institutions in Italy for the Company's PV operations, a Euro 8,000,000 interest swap transaction was executed. The interest swap transaction is for a period of 17 years, amortized semi-annually (Euro 250,000) payment date commencing on March 7, 2011 (reflecting a six-month grace period), whereby the Company is the fixed rate payer (the fixed rate is set at 2.67%) and the financing institute is the floating rate payer (the initial floating rate is 1.1065% and is linked to the Euribor BRA.

NOTE 5:-       PROPERTY, PLANT AND EQUIPMENT

	December 31,		January 1,
	2010	2009	2009
Cost:
Photovoltaic Plants under construction *)	$21,612	$-	$-
Office furniture and equipment	107	99	-
Leasehold improvements	66	53	-

	21,785	152	-
Accumulated depreciation:
Photovoltaic Plants under construction	-	-	-
Office furniture and equipment	22	8	-
Leasehold improvements	11	3	-

	33	11	-

Property, plant and equipment, net	$21,752	$141	$-

*)     See Note 2h.

ELLOMAY CAPITAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 6:-       OTHER PAYABLES AND ACCRUED EXPENSES

	December 31,		January 1,
	2010	2009	2009

Employees and payroll accruals	$160	$99	$64
Government authorities	319	-	82
Professional services	595	99	107
Accrued expenses in connection with Photovoltaic plants	2,670	-	-
Accrued expenses	667	654	958

	$4,411	$852	$1,211

NOTE 7:-       FINANCE LEASE OBLIGATION

a.	Composed as follows:

	Linkage	Interest rate	December 31,
	terms	2010	2010
		%

From leasing institution	EURIBOR	3.43	$5,228

1.
On December 31, 2010 two wholly-owned Italian subsidiaries entered into Financial Leasing Agreements in the amount of Euro 3,000,000 each (Euro 6,000,000 in total) for the financing of the companies, with the following terms: bear nominal annual interest rate of 3.43%. Monthly payments in the amount of Euro 20,000, commencing 210 days after issuance, for the duration of the Leasing Agreement (17 years) which are linked to the EURIBOR monthly average Euro Interbank Offered Rate. As of December 31, 2010 the first drawdown under the two agreements was received in the aggregate amount of Euro 3,900,000 (approximately $5,228).

 2.             The finance lease obligation includes the following covenants:

a.	A commitment to maintain the debt cover service ratio as defined in the agreement for the entire duration of the transaction;
b.	A declaration that the shareholders credit towards the two Italian wholly-owned subsidiaries will be subordinated to the leasing company’s credit;
c.
The Company undertook not to transfer the entire holdings in two wholly-owned Italian subsidiaries and shares not exceeding 20% of its holdings in the wholly-owned Luxembourgian subsidiary that wholly-owns the two Italian subsidiaries;

d	The Company undertook to assign (as guarantee) the receivables from GSE; and
e.	The Company undertook encumber in favor of the leasing company the rights in connection with the guarantees provided under the EPC and O&M agreements.

ELLOMAY CAPITAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 7:-       FINANCE LEASE OBLIGATION (Cont.)

3.
The Company accounted for the transaction as a sale and a finance leaseback since the Company retained the significant risks and benefits of ownership related to its photovoltaic plants. The carrying value of the photovoltaic plants was left unchanged, with the sales proceeds recorded as a finance lease obligation accounted for under IAS 39.

b.	The aggregate annual maturities are as follows:

December 31,
2010

First year (current maturities)	$-

Second year	214
Third year	253
Fourth year	262
Fifth year	271
Sixth year and thereafter	4,228

$5,228

NOTE 8:-       OTHER LONG-TERM LIABILITIES

	December 31,		January 1,
	2010	2009	2009

Provision for tax uncertainties (refer to Note 14b)	$4,600	$4,644	$4,584
Liabilities for employees benefits	14	14	14

	$4,614	$4,658	$4,598

NOTE 9:-       COMMITMENTS AND CONTINGENT LIABILITIES

a.	Operating lease commitments:

The PV plants are constructed on land leased for 20-21 years under operating lease agreements, which expire on various dates, ranging from 2031 to 2032. In respect to several of the leases the Company has the option to extend the lease until 2040. The Company leases its office space under operating lease that expires in 2013 with additional 3 years optional extension periods. The following table summarizes the minimum annual rental commitments as of the periods indicated under the non-cancelable operating leases and sub-lease arrangements with initial or remaining terms of more than one year, reflecting the terms that were in effect as of December 31, 2010:

ELLOMAY CAPITAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:-       COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

Year ended December 31,	Operating lease	Sub-lease	Total

2011	$121	$(53)	$68
2012	144	-	144
2013	99	-	99
2014	76	-	76
2015 and thereafter	1,259	-	1,259

Total minimum lease payments	$1,699	$(53)	$1,646

 Total rental lease expenses (income), net for the years ended December 31, 2010 and 2009, were $ 6, and ($47), respectively.

b.	Commitment related to the MVNO investment- refer to Note 1d.

c.	Legal proceedings:

1.
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

The customer may try to start new proceedings against another subsidiary in Hong Kong, that was dissolved in 2010. However, to date, the customer has not filed any claim in Hong Kong. Based on management's estimation and the opinion of its legal counsel, it is less than likely that the Company will be required to pay the amount ruled against the subsidiary in China. Therefore, no provision was recorded with respect to this claim.

2.
During 2002, a client filed a lawsuit in China against a subsidiary seeking reimbursement in the amount of $ 400 alleging bad quality of products. In July 2005, the court ruled that the subsidiary is to reimburse the client an amount of $ 286. The subsidiary no longer operates in China and under current law the ruling in China is not enforceable in Hong Kong. The subsidiary notified the customer in March 2006 that it intends to vigorously defend its claims if submitted to court in Hong Kong. To date, the customer has not filed any claim in Hong Kong. Based on management's estimation and the opinion of its legal counsel, it is less than likely that the Company will be required to pay the amount ruled against it in China. Therefore, no provision was recorded with respect to this claim.

ELLOMAY CAPITAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:-       COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

3.
In September 2003, the Company filed a lawsuit against a former distributor of the Company, for the collection of unpaid invoices in the amount of $ 420. In February 2004, the former distributor filed a statement of defense denying the Company's claims and it also filed a counter-claim for alleged damages caused to it by the Company in the amount of $ 210. Based on the opinion of its legal counsel, management believes that the counterclaim filed by the former distributor is without merit and that a loss is not probable. Therefore, a provision was not recorded with respect to this claim.

4.
In December 2003, a client of a subsidiary filed a lawsuit alleging that a machine purchased by it failed to perform. This lawsuit was launched as a counterclaim to lawsuit filed by the subsidiary for the collection of unpaid outstanding invoices. The customer sought reimbursement of the purchase price paid by it in the amount of $ 290. In January 2010 the court dismissed the suit. On May 15, 2010 a settlement agreement was reached between the client and the Company according to which the Company is entitled to receive an aggregate consideration of $270 to be received in installments. The settlement is included within income from discontinued operations for the year ended December 31, 2010.

5.
In February 2007, a claim was filed against the Company and one of its former officers by a person claiming to have been an agent of the Company in West Africa for commissions on sales of printers. The claim is for NIS 3,000 thousand ($ 845 as of December 31, 2010). The Company filed a statement of defense denying all claims, both with respect to the causes of action and with respect to the factual allegations in the claim. The plaintiff's filed a motion with the Court to strike Ellomay's Statement of Defense, which was rejected. The plaintiff's filed an appeal to the Supreme Court. That motion was rejected in July 2010. A pre-trial took place on September 5, 2010, which mainly scheduled technical procedures. Both parties filed their affidavits. Based on management's estimation and the opinion of its legal counsel, no provision was recorded with respect to this claim.

ELLOMAY CAPITAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:-       COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

6.
In September 2010 a claim was filed with the Court of Brescia, Italy against the Company and against HP and several of its subsidiaries by a former client asking the declaration of invalidity or voidness or termination of the supply of agreements in connection with  5 printers they purchased between  2004 - 2006 alleging the defectiveness of the printers (in particular, the lack of the essential safety qualifications and relevant certifications) and requesting damages in the aggregate amount of Euro 2,500,000 (approximately $3,313). The Company was sued based on its relationship to the seller of the printers, NUR Europe (which was sold to HP). In March 2011, the Company filed its statement of defense, claiming lack of standing, lack of jurisdiction and sole responsibility of NUR Europe as the seller of the printers. The same former client also filed cautionary proceedings for interim relief in the form of the aforementioned payment with the Court of Brescia, Italy, to which all other parties objected. During March 2011 the judge rejected the interim relief sought. This decision may be appealed until April 8, 2011. The next hearing under the main claim is scheduled for January 2012. The Company has required that HP pay its legal fees in connection with this claim based on the settlement agreement executed with HP in July 2010 and is still in discussions with HP regarding this claim. Based on management's estimation and the opinion of its legal counsel, no provision was recorded with respect to this claim.

d.
From time to time, the Company is party to other various legal proceedings, claims and litigation that arise in the normal course of business. It is the opinion of management that the ultimate outcome of these matters will not have a material adverse effect on the Company's financial position, results of operations or cash flows.

NOTE 10:-     TRANSACTIONS AND BALANCES WITH RELATED PARTIES

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

ELLOMAY CAPITAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:-     EQUITY

a.	Composition of share capital:

	December 31,				January 1,
	2010		2009		2009
	Authorized	Issued and outstanding	Authorized	Issued and outstanding	Authorized	Issued and outstanding
	Number of shares

Ordinary shares of NIS 1 par value each	170,000,000	107,500,714	170,000,000	73,786,428	170,000,000	73,786,428

b.	Movement is share capital: Issued and outstanding share capital:

	Number of shares	NIS par value

Balance at January 1, 2009	73,786,428	73,786,428

Balance at December 31, 2009	73,786,428	73,786,428

Exercise of warrants	33,714,286	33,714,286

Balance at December 31, 2010	107,500,714	107,500,714

c.	Rights attached to shares:

1.	Voting rights at the general meeting, right to dividend and rights upon liquidation of the Company.

2.	The Ordinary shares of the Company were traded until May 2005 on the NASDAQ Capital Market. From May 19, 2005, the Company's Ordinary shares have been quoted over-the-counter in the "pink sheets".

d.
On March 31, 2008 the principal shareholders, the Fortissimo entities, completed the sale of all of the shares and a majority of the warrants held by them to Kanir Joint Investments (2005) Limited Partnership, which was also previously a controlling shareholder of the Company and S. Nechama Investments (2008) Ltd., which became a controlling shareholder of the Company as a result of the purchase from the Fortissimo entities and from several other shareholders.

ELLOMAY CAPITAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:-     EQUITY (Cont.)

e.	Warrants:

As of December 31, 2010, the Company has 3,520,485 warrants outstanding that are exercisable into 3,520,485 Ordinary shares of NIS 1 par value each for an exercise price of $ 0.65. These warrants are classified in equity. The warrants may be exercised by January- February 2012.

In October 2010, warrants to purchase 25,714,286 ordinary shares, at an exercise price of $ 0.4 per share, were exercised. In December 2010, warrants to purchase an aggregate number of 8,000,000 ordinary shares at an exercise price of $ 0.35 per share, were exercised. These exercises resulted in the receipt by the Company of aggregate consideration in the amount of $ 13,086.

In January 2011, warrants to purchase 277,779 ordinary shares, at an exercise price of $ 0.65 per share, were exercised.

f.	Dividends:

In the event that cash dividends are declared in the future, such dividends will be paid in NIS. A dividend paid to shareholders outside Israel will be converted into dollars, on the basis of the exchange rate prevailing at the date of payment. The Company does not intend to pay cash dividends in the foreseeable future.

g.	Capital management in the Company: The Company's capital management objectives are:

1.	To preserve the Company's ability to ensure business continuity thereby creating a return for the shareholders, investors and other interested parties.

2.	To ensure adequate return for the shareholders by making reasonable investment decisions based on the level of internal rate of return that is in line with the Company's business activity.

3.
To maintain healthy capital ratios in order to support business activity and maximize shareholders value.

The Company is not under any minimal equity requirements nor is it required to attain a certain level of capital return.

ELLOMAY CAPITAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:-     SHARE-BASED PAYMENT

a.	Expenses recognized in the financial statements:

The expense recognized in the financial statements for services received from employees is shown in the following table:

	Year ended December 31,
	2010	2009

Equity-settled share-based payment plans	$56	$118

Total expense arising from share-based payment transactions	$56	$118

The share-based payments that the Company granted to its employees are described below. There have been no modifications or cancellations to any of the employee stock options plans during 2010 or 2009.

The fair value of the options is estimated using a Black-Scholes options pricing model with the following weighted average assumptions:

	2010	2009

Dividend yield	0%	0%
Expected volatility	0.5	0.5
Risk-free interest	0.55%	1.14%
Expected life (in years)	2-3	2-3

The amount recognized as an expense is adjusted to reflect the actual number of share options that are expected to vest.

All options granted during 2009 and 2010 were granted with exercise price equal or higher than the market price on the date of grant. Weighted average fair values and exercise price of options on dates of grant are as follows:

	Equal market price
	2010	2009

Weighted average exercise prices	$0.59	$0.85
Weighted average fair value on grant date	$0.16	$0.14

ELLOMAY CAPITAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:-     SHARE-BASED PAYMENT (Cont.)

b.	Stock Option Plans:

In December 1998, the Company's shareholders approved the non-employee director stock option plan (the "1998 Plan"). Each option granted under the 1998 Plan is vested immediately and expires after 10 years. Generally, the Company grants options under the plan with an exercise price equal to the market price of the underlying shares on the date of grant. An aggregate amount of not more than 750,000 ordinary shares is reserved for grants under the 1998 Plan.  The original expiration date of the 1998 Plan pursuant to its terms was December 8, 2008 (10 years after its adoption).  At the General Meeting of the Company's shareholders, held on January 31, 2008, the term of the 1998 Plan was extended and as a result it will expire on December 8, 2018, unless earlier terminated by the Board.

In August 2000, the Company's board of directors adopted the 2000 Stock Option Plan (the "2000 Plan" and, together with the 1998 Plan, the "Plans"). According to the 2000 Plan, 2,000,000 options may be granted to officers, directors, employees and consultants of the Company and its subsidiaries. The Options usually vest over a three or four-year period. The exercise price of the options under the 2000 Plan is determined to be not less than 80% of the fair market value of the Company's Ordinary shares at the time of grant, and they usually expire after 10 years from the date of grant. In June 2008 the Company's board of directors extended the 2000 Plan by an additional 10 years and the current expiration date of the 2000 Plan is August 31, 2018.

Following increases in shares reserved for issuance under the Company's 2000 Plan, the Company reserved for issuance 17,724,590 ordinary shares under such plan. As a result of a repurchase and cancellation of employee options following with the HP Transaction, the number of shares reserved for issuance under the 2000 was decreased by 9,893,550.

As of December 31, 2010, 165,863 options are outstanding and 499,970 Ordinary shares are available for future grants under the 1998 Plan and 1,321,493 options are outstanding and 5,950,535 Ordinary shares are available for future grants under the 2000 Plan. Options that are cancelled or forfeited become available for future grant.

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

During 2008, 2009 and 2010, the Company granted to directors 43,333, 45,863 and 40,000 options, respectively.

ELLOMAY CAPITAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:-     SHARE-BASED PAYMENT (Cont.)

During 2009 and 2010 the Company granted to one of its senior employee 1,321,043 and 450 options, respectively. There were no other option grants during 2009 and 2010.

As of December 31, 2010, the Company had approximately $ 20 of unrecognized compensation expense related to non-vested stock options awards, expected to be recognized over 2 years.

c.	Movement during the year:

The following table lists the number of share options, the weighted average exercise prices of share options during the current year:

	2010		2009
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price

Outstanding at beginning of year	1,513,573	$0.83	146,667	$0.65
Granted during the year	40,450	$0.59	1,366,906	$0.85
Exercised during the year	-	-	-	-
Expired during the year	(66,667)	-	-	-

Outstanding at end of year	1,487,356	$0.83	1,513,573	$0.83

Exercisable at end of year	1,046,455	$0.81	632,747	$0.78

d.	The weighted average remaining contractual life for the share options outstanding as of December 31, 2010 was 7.59- 8.05 years (2009 – 3.88- 8.96 years).

e.	The range of exercise prices for share options outstanding as of December 31, 2010 was $0.31- $0.92 (2009 - $0.31- $1.86)).

ELLOMAY CAPITAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:-     DETAILS TO THE STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

a.	Financial income and expenses:

1.	Financial income:

	Year ended December 31,
	2010	2009

Interest from bank deposits	$611	$1,314
Change in fair value of forward and swap contracts	869	-
Income from exchange rate differences, net	-	52

Total financial income	$1,480	$1,366

2.	Financial expenses:

	Year ended December 31,
	2010	2009

Bank charges	$27	$9
Expense from exchange rate differences, net	53	-

Total financial expenses	$80	$9

b.	General and administrative expenses:

	Year ended December 31,
	2010	2009

Salaries and related compensation	$754	$717
Professional services	2,144	850
Other	313	364

	$3,211	$1,931

ELLOMAY CAPITAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 14:-     TAXES ON INCOME

a.	Israeli taxation:

Corporate tax structure:

Taxable income of Israeli companies is subject to tax at the rate of 26% in 2009 and 25% in 2010. In July 2009, Israel's Parliament (the Knesset) passed the Economic Efficiency Law (Amended Legislation for Implementing the Economic Plan for 2009 and 2010), 2009, which prescribes, among other things, an additional gradual reduction in the Israeli corporate tax rate and real capital gains tax rate starting from 2011 to the following tax rates: 2011 - 24%, 2012 - 23%, 2013 - 22%, 2014 - 21%, 2015 - 20%, 2016 and thereafter - 18%.

b.	Provision for tax uncertainties:

As of December 31, 2010, the total amount of unrecognized tax benefits was $ 4,600 which, if recognized, would affect the effective tax rates in future periods. Included in that amount are cumulative accrued interest and penalties in respect to uncertain tax positions of $ 1,278 at December 31, 2010, of which $ 252 for interest and penalties expenses were recorded during 2010. Income tax was recognized in the amount of $ 296 with respect to a decrease in unrecognized tax benefits due to years of assessment that have reached their statute of limitation.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	2010	2009

Beginning balance	$4,644	$4,584
Additions for prior year tax positions	252	60
Reduction for tax positions of prior year	(296)	-

Ending balance	$4,600	$4,644

Management performs a comprehensive review of its global tax positions on an annual basis and accrues amounts for contingent tax liabilities. Based on these reviews, the result of discussions and resolutions of matters with certain tax authorities and the closure of tax years subject to tax audit, reserves are adjusted as necessary. However, future results may include favorable or unfavorable adjustments to estimated tax liabilities in the period the assessments are determined or resolved. Additionally, the jurisdictions in which earnings and/or deductions are realized may differ from current expectations used as a basis for the above estimates. The Company does not expect that any tax audit would be completed within the next twelve months; therefore, the Company does not anticipate any significant impact on its unrecognized tax benefit balance in 2010. The Company has tax assessments that are considered to be final up to 2002.

ELLOMAY CAPITAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 14:-     TAXES ON INCOME (Cont.)

c.	Theoretical tax: Statutory rate applied to corporations in Israel and the actual tax expense, is as follows:

	Year ended December 31,
	2010	2009

Loss before taxes on income from continuing operations	$1,877		$574

Statutory tax rate	25%		26%

Theoretical tax benefit	$469		$247
Increase (decrease) in taxes:
Loss subject to different tax rate	102		(26)
Foreign exchange differences	(189)		20
Unrecognized tax losses, reserves and allowances	(338)		(310)

Actual tax benefit (expense)	$44	$	(69)

d.	Taxes on income included in the statements of comprehensive income (loss):

	Year ended December 31,
	2010	2009
Current:
Domestic	$(100)	$(45)
Foreign	144	(24)

	$44	$(69)

e.	Carry forward tax losses:

As of December 31, 2010, Ellomay Capital Ltd. had available carry forward tax losses and deductions aggregating to approximately $ 27,000, which have no expiration date.

NUR Media Solutions had available carry forward losses as of December 31, 2010 aggregating to approximately $ 6,000, which have no expiration date.

f.	Deferred taxes: Deferred taxes have not been recognized of the Company's and its subsidiaries' carryforward tax losses

ELLOMAY CAPITAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 14:-     TAXES ON INCOME (Cont.)

The Company's management currently believes that since the Company has a history of losses it is more likely than not that the deferred tax regarding all losses carry forward will not be utilized in the foreseeable future. Therefore, deferred tax assets were not recorded in the years 2010 and 2009.

g.	Income (loss) before taxes on income from continuing operations consists of the following:

	Year ended December 31,
	2010	2009

Domestic	$(173)	$(574)
Foreign	(1,704)	-

	$(1,877)	$(574)

NOTE 15:-     EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share:

	Year ended December 31,
	2010	2009

Net income (loss)	$5,202		$(1,019)

Weighted average Ordinary shares outstanding	79,115,508		73,786,428

Dilutive effect:
Employee stock options and warrants	9,926,988		-

Diluted weighted average Ordinary shares outstanding	89,042,496		73,786,428

Basic loss per share from continuing operations	$(0.02)		$(0.01)

Diluted loss per share from continuing operations	$(0.02)		$(0.01)

Basic earnings per share from discontinued operations	$0.09	$	*) -

Diluted earnings per share from discontinued operations	$0.08	$	*) -

*)	Less than $0.01

ELLOMAY CAPITAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 16:-     FAIR VALUE OF FINANCIAL INSTRUMENTS

The financial instruments presented at fair value are grouped into classes with similar characteristics using the following fair value hierarchy which is determined based on the source of input used in measuring fair value:

Level 1 -	Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 -	Inputs other than quoted prices included within Level 1 that are observable either directly or indirectly.

Level 3 -	Inputs that are not based on observable market data (valuation techniques which use inputs that are not based on observable market data).

Cash equivalents, short term and long term deposits and forward and swap contracts are classified within level 2. This is because the Company values their cash equivalents, short term and long term deposits and forward and swap contracts using alternative pricing sources and models utilizing market observable inputs.

Financial assets measured at fair value at December 31, 2010, 2009 and January 1, 2009:

Description	Level 2
	December 31,		January 1,
	2010	2009	2009

Cash equivalents	65,387	71,001	26,492

Short term deposits	-	-	49,000

Long term deposits	400	-	-

Fair value of derivatives	869	-	-

NOTE 17:-     DISCLOSURE CONCERNING FIRST ANNUAL ADOPTION OF INTERNATIONAL ACCOUNTING STANDARDS (IFRS)

a.	General:

As discussed in Note 2, these consolidated financial statements are the first annual consolidated financial statements in accordance with IFRS. The accounting policies detailed in Note 2 were applied in preparation of the consolidated financial statements for the year ended December 31, 2010, the comparative data for year ended December 31, 2009 and the opening balances sheet as of January 1, 2009 (the "Transition Date").

ELLOMAY CAPITAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 17:-	DISCLOSURE CONCERNING FIRST ANNUAL ADOPTION OF INTERNATIONAL ACCOUNTING STANDARDS (IFRS) (Cont.)

b.	Reconciliation from US GAAP to IFRS:

1.
IFRS 1 requires the presentation of a reconciliation in respect of the financial statement data that were published in the past and are included as comparative data in these consolidated financial statements, between the amounts of the said financial statement data presented in accordance with US GAAP, as were published in the past, and the amounts that are presented in these consolidated financial statements that are prepared in accordance with IFRS.

2.
Set forth below is a reconciliation note which presents the material effects of application of IFRS on the Company's consolidated balance sheet and equity as of January 1, 2009 and December 31, 2009, and on the Company's consolidated statement of comprehensive income (loss) for the year ended 2009.

Adjustments resulting from the transition to reporting in accordance with IFRS in the Company's consolidated balance sheet as of December 31, 2009.

	US GAAP	Effect of transition to IFRS	IFRS
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$75,280	$-	$75,280
Other receivables and prepaid expenses	409	-	409
Assets attributed to discontinued operations	535	-	535

	76,224	-	76,224

NON-CURRENT ASSETS:
Property, plant and equipment	141	-	141
Other assets	26	-	26
Assets attributed to discontinued operations	41	-	41

	208	-	208

Total assets	$76,432	$-	$76,432

ELLOMAY CAPITAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 17:-	DISCLOSURE CONCERNING FIRST ANNUAL ADOPTION OF INTERNATIONAL ACCOUNTING STANDARDS (IFRS) (Cont.)

Adjustments resulting from the transition to reporting in accordance with IFRS in the Company's consolidated balance sheet as of December 31, 2009.

	US GAAP	Effect of transition to IFRS	IFRS

LIABILITIES

CURRENT LIABILITIES:
Accounts payable	$44	$-	$44
Other payables and accrued expenses	852	-	852
Liabilities attributed to discontinued operations	154	-	154

	1,050	-	1,050

NON-CURRENT LIABILITIES
Other long-term liabilities	4,658	-	4,658
Liabilities attributed to discontinued operations	696	-	696

	5,354	-	5,354

Total liabilities	6,404	-	6,404

EQUITY:
Share capital	16,820	-	16,820
Share premium	72,358	49	72,407
Accumulated deficit	(19,150)	(49)	(19,199)

Total equity	70,028	-	70,028

Total liabilities and equity	$76,432	$-	$76,432

ELLOMAY CAPITAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 17:-	DISCLOSURE CONCERNING FIRST ANNUAL ADOPTION OF INTERNATIONAL ACCOUNTING STANDARDS (IFRS) (Cont.)

Adjustments resulting from the transition to reporting in accordance with IFRS in the Company's consolidated statements of comprehensive income for the year ended December, 31, 2009:

	US GAAP	Effect of transition to IFRS	IFRS

General and administrative expenses	$1,882	$49	$1,931

Operating loss	(1,882)	(49)	(1,931)
Financial income, net	1,357	-	1,357

Loss before taxes on income	(525)	(49)	(574)
Taxes on income	(69)	-	(69)

Loss from continuing operations	(594)	(49)	(643)

loss from discontinued operations, net	(376)	-	(376)

Net loss	$(970)	$(49)	$(1,019)

Adjustments resulting from the transition to reporting in accordance with IFRS in the Company's consolidated balance sheet as of January 1, 2009.

	US GAAP	Effect of transition to IFRS	IFRS
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$26,979	$-	$26,979
Short term deposits	49,000	-	49,000
Other receivables and prepaid expenses	932	-	932
Assets attributed to discontinued operations	1,272	-	1,272

	78,183	-	78,183

NON-CURRENT ASSETS:
Other assets	8	-	8
Assets attributed to discontinued operations	41	-	41

	49	-	49

Total assets	$78,232	$-	$78,232

ELLOMAY CAPITAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 17:-	DISCLOSURE CONCERNING FIRST ANNUAL ADOPTION OF INTERNATIONAL ACCOUNTING STANDARDS (IFRS) (Cont.)

Adjustments resulting from the transition to reporting in accordance with IFRS in the Company's consolidated balance sheet as of January 1, 2009.

	US GAAP	Effect of transition to IFRS	IFRS

LIABILITIES

CURRENT LIABILITIES:
Accounts payable	$37	$-	$37
Other payables and accrued expenses	1,211	-	1,211
Liabilities attributed to discontinued operations	763	-	763
	2,011	-	2,011

NON-CURRENT LIABILITIES
Other long-term liabilities	4,598	-	4,598
Liabilities attributed to discontinued operation	694	-	694

	5,292	-	5,292

Total liabilities	7,303	-	7,303

EQUITY:
Share capital	16,820	-	16,820
Share premium	72,289	-	72,289
Accumulated deficit	(18,180)	-	(18,180)

Total equity	70,929	-	70,929

Total liabilities and equity	$78,232	$-	$78,232

The abovementioned adjustments result mainly from the differences between US GAAP and IFRS as detailed below:

Share-based payments

Under US GAAP, in accordance with ASC 718 (formerly SFAS 123R)  "Compensation- Stock Compensation", the Company recognized, pursuant to transition provisions set forth therein, compensation cost for awards granted to employees after January 1, 2006, and compensation cost for the unvested portion of awards granted prior to January 1, 2006 that are outstanding as of that date.

ELLOMAY CAPITAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 17:-     DISCLOSURE CONCERNING FIRST ANNUAL ADOPTION OF INTERNATIONAL ACCOUNTING STANDARDS (IFRS) (Cont.)

According to ASC 718,  the Company used the straight-line method to account for awards that vest in installments. According to IFRS 2, the accelerated method must be used to account for such awards. Therefore, the impact of the transition from US GAAP to reporting in accordance with IFRS, resulted in recording an additional expense in the amount of $49 for the year ended December 31, 2009 and an increase to the share premium as of December 31, 2009.

Employee benefits

Under IFRS acturial gains and losses should have been recognized as other comprehensive income (loss) in the period in which they have occurred. Due to immateriality, no adjustment was recorded by the Company.

NOTE 18:-     SUBSEQUENT EVENTS

a.
The Dori Investment Agreement (also see Note 1e) was finalized on January 27, 2011 whereby Ellomay Energy was issued shares representing 40% of Dori Energy's issued and outstanding share capital on a fully diluted basis.

b.
On February 17, 2011 one of the Company's subsidiaries entered into a project finance facilities credit agreement (the "Finance Agreement") with Centrobanca- Banca di Credito Finanziario e Mobiliare S.p.A ("Centrobanca") to receive lines of credit in the aggregate amount of Euro 4,650,000 (approximately $6,289)

c.
On February 22, 2011 (the "Effective Date") the Company entered into agreements to receive participation interests in four exploration licenses (the "Licenses") in Israel.  The consideration paid in connection with the receipt of the participating interests is expected to be an aggregate of $ 710 as reimbursement for past expenditures incurred by the transferors of the participating interests in connection with operations under the Licenses until the Effective Date.

d.
On March 14, 2011, the Company purchased the shares of an Italian Company that owns a fully constructed photovoltaic plant of 994.43 KWp with fixed technology located in province of Lecce, municipality of Galatina, Puglia region, Italy ("Galatina") and entered into an EPC Contract in connection with such plant, for an aggregate consideration of approximately Euro 3,900,000 (approximately $ 5,164) (including the consideration for the shares of the Italian Company).

ELLOMAY CAPITAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 18:-     SUBSEQUENT EVENTS (Cont.)

e.
On March 25, 2011, the Company purchased the shares of an additional Italian Company that holds the permits and plans, and entered into an EPC Contract for the construction of a photovoltaic plant of 3,015 KWp with single tracker technology located in the province of Bari, municipality of Corato, Puglia region Italy ("Corato") for an aggregate consideration of approximately Euro 11,800,000 (approximately $ 15,875) (including the consideration for the shares of the Italian Company).

Exhibit Index

Number	Description
1.1	Memorandum of Association of the Registrant (translated from Hebrew)(1)*
1.2	Second Amended and Restated Articles of the Registrant(2)
2.1	Specimen Certificate for ordinary shares(3)
2.2	Form of Subscription Agreement, between the Registrant and certain investors, executed in connection with a private placement completed in January and February 2007(4)
2.3	Form of Warrant Agreement, between the Registrant and certain investors, executed in connection with a private placement completed in January and February 2007 (4)
4.1	1998 Non-Employee Directors Share Option Plan(4)
4.2	2000 Stock Option Plan(4)
4.3	Form of Indemnification Agreement and Form of Exemption Letter between the Registrant and its officers and directors(7)
4.4	Asset Purchase Agreement, dated December 9, 2007, between the Registrant and Hewlett-Packard Company(8)
4.5	Management Services Agreement, by and among the Registrant, Kanir Joint Investments (2005) Limited Partnership and Meisaf Blue & White Holdings Ltd., effective as of March 31, 2008(9)
4.6	Form of Offer to Repurchase Employee Stock Options, dated April 2, 2008(10)
4.7
Engineering Procurement & Construction Contract for the Construction of a Photovoltaic System in Cingoli, between Ellomay PV One S.R.L. and Ecoware S.p.A., dated March 4, 2010 (portions translated from Italian)(11)*

4.8
Engineering Procurement & Construction Contract for the Construction of a Photovoltaic System in Senigallia, between Ellomay PV One S.R.L. and Ecoware S.p.A., dated March 4, 2010 (portions translated from Italian)(11)*

4.9	Side Agreement, between Ellomay PV One S.R.L. and Ecoware S.p.A., dated March 5, 2010(12)
4.10	Giaché Building Right Agreement (summary of Italian version)*
4.11	Massaccesi Building Right Agreement (summary of Italian version)*
4.12	Settlement Agreement and Release, dated July 27, 2010, between Ellomay Capital Limited and Hewlett-Packard Company
4.13	Troia 8 Building Right Agreement (summary of Italian version)*
4.14	Troia 9 Building Right Agreement (summary of Italian version)*
4.15	Investment Agreement, among U. Dori Group Ltd., U. Dori Energy Infrastructures Ltd. and Ellomay Clean Energy Ltd. , dated November 25, 2010 (summary of Hebrew version)*
4.16	Shareholders Agreement, among U. Dori Group Ltd., Ellomay Clean Energy Ltd. and U. Dori Energy Infrastructures Ltd., dated November 25, 2010 (summary of Hebrew version)*
4.17	Agreement, between U. Dori Energy Infrastructures Ltd. and Israel Discount Bank Ltd., dated January 26, 2011 (summary of Hebrew version)*

Number	Description
4.18
Engineering Procurement & Construction Contract for the Construction of a Photovoltaic Plant, between Urbe Techno S.r.l. and Pedale S.r.l., dated March 25, 2011 (portions translated or summarized from Italian)*

8	List of Subsidiaries of the Registrant
11	Code of Ethics(13)
12.1	Certification of Principal Executive Officer required by Rule 13a-14(a) and Rule 15d-14(a) (Section 302 Certification)
12.2	Certification of Principal Financial Officer required by Rule 13a-14(a) and Rule 15d-14(a) (Section 302 Certification)
13	Certification of Principal Executive Officer and Principal Financial Officer required by Rule 13a-14(b) and Rule 15d-14(b) (Section 906 Certification)
14	Consent of Kost Forer Gabbay & Kasierer
_____________________________________

*	The original language version is on file with the Registrant and is available upon request.
(1)	Previously filed with the Registrant’s Form 20-F for the year ended December 31, 2007 and incorporated by reference herein.
(2)	Previously filed with the Registrant’s Form 20-F for the year ended December 31, 2008 and incorporated by reference herein.
(3)	Previously filed with the Registrant’s Form F-1 (File No. 33-93160) and incorporated by reference herein.
(4)	Previously filed with the Registrant’s Form 20-F for the year ended December 31, 2006 and incorporated by reference herein.
(5)	Previously filed with the Registrant’s Form F-1 (File No. 333-66103) and incorporated by reference herein.
(6)	Previously filed with the Registrant’s Form 6-K dated October 14, 1997 and incorporated by reference herein.
(7)	Previously filed with the Registrant’s Form 6-K dated November 24, 2009 and incorporated by reference herein.
(8)	Previously filed with the Registrant’s Form 6-K dated January 3, 2008 and incorporated by reference herein.
(9)	Previously filed with the Registrant’s Form 6-K dated December 1, 2008 and incorporated by reference herein.
(10)	Previously filed with the Registrant’s Form CB dated April 3, 2008 and incorporated by reference herein.
(11)	Previously filed with Amendment No. 2 to the Registrant’s Form 20-F for the year ended December 31, 2009 and incorporated by reference herein.
(12)	Previously filed with the Registrant’s Form 20-F for the year ended December 31, 2009 and incorporated by reference herein.
(13)	Previously filed with the Registrant’s Form 20-F for the year ended December 31, 2003 and incorporated by reference herein.