Form 20-F
period 2011-12-31
Ellomay Capital Ltd.
filed 2012-04-05
CIK 946394

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report…

For the transition period from __________________ to __________________

Commission File Number 000-26498

ELLOMAY CAPITAL LTD.
(Exact Name of Registrant as specified in its charter)

ISRAEL
(Jurisdiction of incorporation or organization)

9 Rothschild Boulevard, 2nd floor
Tel Aviv 66881, Israel
(Address of principal executive offices)

Kalia Weintraub, Chief Financial Officer
Tel: +972-3-797-1111; Facsimile: +972-3-797-1122
9 Rothschild Boulevard, 2nd floor
Tel Aviv 66881, Israel
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Ordinary Shares, par value NIS 10.00 per share	NYSE Amex

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Title of Class

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Title of Class

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:  10,769,3261 ordinary shares, NIS 10.00 par value per share.

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

Item 17 ☐   Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act):

Yes ☐           No ☑

1
Does not include a total of 8,700 ordinary shares held at that date as treasury shares under Israeli law, all of which were repurchased by Ellomay. For so long as such treasury shares are owned by Ellomay they have no rights and, accordingly, are neither eligible to participate in or receive any future dividends which may be paid to Ellomay’s shareholders nor are they entitled to participate in, be voted at or be counted as part of the quorum for, any meetings of Ellomay’s shareholders.

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

The forward-looking statements contained in this report are based on current expectations and beliefs concerning future developments and the potential effects on our business. There can be no assurance that future developments actually affecting us will be those anticipated. These forward-looking statements involve a number of risks, uncertainties or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements, including the following:

•	the profitability of the photovoltaic market which we have entered;

•	the market, economical and political factors in Italy and generally in Europe, in Israel and worldwide;

•	our contractors’ technical, professional and financial ability to deliver on and comply with their operation and maintenance undertakings in connection with the operation of our photovoltaic plants;

•	our ability to further familiarize ourselves and maintain expertise in the photovoltaic market and the energy market, and to track, monitor and manage the projects which we have undertaken;

•	our ability to identify, evaluate and consummate additional suitable business opportunities and strategic alternatives;

•	the price and market liquidity of our ordinary shares;

•
the fact that we may be deemed to be an “investment company” under the Investment Company Act of 1940 under certain circumstances (including as a result of the investments of assets following the sale of our business), and the risk that we may be required to take certain actions with respect to the investment of our assets or the distribution of cash to shareholders in order to avoid being deemed an “investment company”;

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

For the years ended December 31, 2009, 2010 and 2011, we have prepared our consolidated financial statements in accordance with IFRS, as issued by the IASB. For periods prior to December 31, 2008, our consolidated financial statements were prepared accordance with United States generally accepted accounting principles (“U.S. GAAP”). We have therefore adjusted our consolidated financial information at and for the year ended December 31, 2009, in accordance with IFRS 1, “First Time Adoption of IFRS” (“IFRS 1”), and financial information set forth in this annual report for the year ended December 31, 2009 may differ from information previously published.

We adopted IFRS for the first time in 2010 with a transition date of January 1, 2009.

In February 2008 we sold our wide format and super-wide format printing system business to Hewlett-Packard Company (“HP”) pursuant to an asset purchase agreement executed on December 9, 2007 (the “Asset Purchase Agreement”). The operating results and cash flows attributed to the digital wide format and super-wide format printing system business were presented in our statements of comprehensive income (loss) and cash flows as discontinued operations. Statements of financial position amounts related to this business are presented as assets and liabilities attributed to discontinued operations and are expected to be settled in one to two years.

The financial statements for the years ended December 31, 2007, 2008, 2009 and 2010 were audited by Kost Forer Gabbay & Kasierer, an independent registered public accounting firm and a member of Ernst & Young Global. The financial statements for the year ended December 31, 2011 were audited by Somekh Chaikin, an independent registered public accounting firm and a member of KPMG International.

On June 9, 2011, we effected a one-for-ten reverse split of our ordinary shares as approved by our shareholders (the “Reverse Split”). The Reverse Split caused each 10 ordinary shares, NIS 1.00 par value per share, to be converted into one ordinary share, NIS 10.00 par value per share. No fractional shares were issued as a result of the Reverse Split as all fractional shares resulting from the Reverse Split that were one-half share or more were increased to the next higher whole number of shares and all fractional shares that were less than one-half share were decreased to the next lower whole number of shares. As of June 8, 2011, there were 107,778,493 ordinary shares outstanding and after the Reverse Split there were 10,777,917 ordinary shares outstanding. Unless explicitly stated otherwise, all share prices and amounts are adjusted to account for the Reverse Split.

We currently own ten operating photovoltaic plants in Italy, with an aggregate output of approximately 10.8 megawatt peak (“MWp”) and 85% of one operational photovoltaic plant in Spain, with an output capacity of approximately 2.275 MWp (each, a “PV Plant” and, together, the “PV Plants”) and hold 7.5% of the equity of Dorad Energy Ltd. (“Dorad”) indirectly and 20% of the participating interests in the Yitzchak oil and gas exploration and drilling license in the Mediterranean sea (the “Yitzchak License”). See “Item 4.A: History and Development of Ellomay” and “Item 4.B: Business Overview” for more information.

The following tables present our financial data as of the periods presented. The selected consolidated financial data set forth below should be read in conjunction with and is qualified by reference to our consolidated financial statements and the related notes, as well as “Item 5: Operating and Financial Review and Prospects.”

In accordance with IFRS

The tables below set forth selected consolidated financial data under IFRS for the years ended December 31, 2009, 2010 and 2011. The information included in the tables has been derived from our audited consolidated financial statements set forth in “Item 18: Financial Statements.”

Consolidated Statements of Comprehensive Income (Loss)
(in thousands of U.S. Dollars except per share and share data)

	For Year ended December 31,
	2009	2010	2011
Revenues	$-	$-	$6,114
Operating costs	-	-	3,142
Gross profit	-	-	2,972
General and administrative expenses	1,931	3,211	3,128

Operating loss	(1,931)	(3,211)	(156)
Financial income	1,366	1,480	1,971
Financial expenses	(9)	(80)	(3,209)
Financial income (expenses), net	1,357	1,400	(1,238)
Company’s share of losses of investee accounted for at equity	-	(66)	(596)

Loss before taxes on income	(574)	(1,877)	(1,990)
Tax benefit (taxes on income)	(69)	44	1,018

Loss from continuing operations	(643)	(1,833)	(972)
Income (loss) from discontinued operations, net	(376)	7,035	-
Net income (loss)	(1,019)	5,202	(972)
Other comprehensive income (loss):
Foreign currency translation adjustments	-	194	(3,698)
Total other comprehensive income (loss)	-	194	(3,698)
Total comprehensive income (loss)	$(1,019)	$5,396	$(4,670)
Basic net earnings (loss) per share:
Loss from continuing operations	$(0.1)	$(0.2)	$(0.09)
Earnings (loss) from discontinued operations	*) -	0.9	-
Net earnings (loss)	$(0.1)	$0.7	$(0.09)

Diluted net earnings (loss) per share:
Loss from continuing operations	$(0.1)	$(0.2)	$(0.09)
Earnings (loss) from discontinued operations	*) -	0.8	-
Net earnings (loss)	$(0.1)	$0.6	$(0.09)
___________________________
*)           Less than $0.01

Consolidated Statements of Financial Position Sheet Data (in thousands of U.S. Dollars except share data)

	At December 31,
	2009	2010	2011
Working capital	$75,172	$71,756	$32,580
Total assets	$76,432	$106,214	$126,392
Total liabilities	$6,404	$17,648	$42,331
Total shareholders’ Equity	$70,028	$88,566	$84,061
Capital stock	$89,227	$102,369	$102,369
Ordinary shares outstanding	7,378,643	10,750,071	10,778,026

The tables below for the years ended December 31, 2007 and 2008 set forth selected consolidated financial information under U.S. GAAP, which has been derived from our previously published audited consolidated financial statements for the years ending on such dates.

Consolidated Statements of Income (Operations) Data
(in thousands of U.S. Dollars except per share and share data)

	Year ended December 31,
	2007	2008
Revenues:
Products	$80,228	$10,568
Services	5,379	842

Total revenues	85,607	11,410
Cost of revenues:
Products	46,549	7,927
Inventory write-off	1,169	197
	47,718	8,124
Services	8,759	2,862

Total cost of revenues	56,477	10,986

Gross profit	29,130	424

Operating expenses:
Research and development, net	7,046	1,942
Selling and marketing	13,815	3,075
General and administrative	11,129	9,830
Doubtful accounts expenses (income)	942	368
Amortization of other intangible assets	42	-

Total operating expenses	32,974	15,215

Operating loss	(3,844)	(14,791)
Gain on sale of Company’s business, net	-	95,137
Financial income (expenses), net	(1,738)	7,596

Income (loss) before taxes on income	(5,582)	87,942
Taxes on income	838	966

Net Income (loss)	$(6,420)	$86,976

Basic earnings (loss) per share	$(0.9)	$11.9
Diluted earnings (loss) per share	$(0.9)	$10.1

Weighted average number of shares used for computing basic earnings (loss) per share	7,153,750	7,297,257
Weighted average number of shares used for computing diluted earnings (loss) per share	7,153,750	8,610,275

Consolidated Balance Sheet Data (in thousands of U.S. Dollars except share data)

	At December 31,
	2007	2008
Working capital (deficiency)	$(4,782)	$76,119
Total assets	$52,327	$78,278
Total liabilities	$74,506	$7,349
Total shareholders’ Equity (deficiency)	$(22,179)	$70,929
Capital stock	$82,850	$89,109
Ordinary shares outstanding	7,271,051	7,378,643

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

Risks Related to our Business

Risks Related to the PV Plants

The majority of our PV Plants are located in Italy and our other 85% owned PV Plant is located in Spain and the revenues derived from them depend on payments received from Italian and Spanish private and public entities. The economic crisis in the European Union, specifically in Italy and in Spain, and measures taken in order to improve Italy’s and Spain’s financial position may adversely affect the results of our operations.  The global financial crisis that began in 2007 directly affected Italy’s and Spain’s growth and economy. The situation worsened during 2011 due to the debt crisis in various European Union countries in general and specifically in Italy, whose current debt is higher than that of Greece, Ireland and Portugal combined and in Spain, who has one of the highest twin deficit, or combined budget and current account deficits, in the world. The rising debt crisis caused the resignation of Italy’s prime minister and the replacement of Spain’s government in November 2011 and in January 2012 Standard & Poor’s downgraded Italy’s and Spain’s debt by two steps. The rising debt also caused the Italian and Spanish governments to adopt various spending cuts and tax increases aimed at bolstering growth and increasing revenues for the repayment of debt. In connection with the economic crisis in the European Union countries, during 2011 Spain has implemented changes to its incentive scheme, including the reduction of subsidies through 2013. Although the incentive scheme in Italy is based on end-users payments and not directly on the Italian government’s budget, we cannot assure you that the economic crisis will not cause changes to the Italian government’s photovoltaic energy incentive schemes or that no additional changes will be made in Spain’s photovoltaic energy incentive scheme. In addition, local government in Italy has also commenced steps aimed at increasing revenues, including, but not limited to, the taxes paid to the municipalities in which our PV Plants are located have increased during 2011. There is no assurance that these measures will assist in preventing a continued financial crisis in Italy and in Spain and that the Italian and Spanish governments will not undertake additional measures that may directly or indirectly affect our operations and revenues.

Our business depends to a large extent on the availability of financial incentives. The reduction or elimination of government subsidies and economic incentives could reduce our profitability and adversely impact our revenues and growth prospects.  Many countries, such as Germany, Spain, Italy, France, Portugal and Japan, offer substantial incentives to offset the cost of photovoltaic power systems in the form of feed-in tariffs (“FiT”) or other incentives to promote the use of solar energy and to reduce dependence on other forms of energy. These government incentives could potentially be reduced or eliminated altogether. In Italy currently, the Fourth Conto Energia (as hereinafter defined) provides that in order to become eligible for the incentives provided for year 2011 and 2012,  PV plants have to be registered in an ad hoc register held by GSE and may be admitted to the relevant incentives only on the basis of their ranking in such register, which ranking is to be determined in accordance with a number of applicable criteria, including the stage of operations or construction of the relevant PV plant and its capacity. In Spain currently RD 1578/2008, inter alia, sets power capacity limits, requires registration for the pre-assignment of tariff and sets quotas for aggregate installed power capacity. If the Italian government does not extend the incentive plan or elects to fix a certain cap for subsidized plants connected in the future and if the Spanish government elects to revise the incentive scheme retroactively, as it has done in the past, this will adversely affect the profitability from the PV Plants and from any new photovoltaic plants developed by us, and may prevent us from continuing to invest in the PV market in Italy. In Spain, which also has a subsidy system for the photovoltaic industry, retroactive cuts of 30% to the feed-in tariffs were adopted in early 2011 by limiting the number of production hours that are eligible to receive the government’s feed-in tariff. In general, uncertainty about the introduction of, reduction in or elimination of incentives or delays or interruptions in the implementation of favorable laws could substantially affect our profitability and adversely affect our ability to continue and develop new photovoltaic plants.

Due to the uncertainty in the photovoltaic filed in Italy and in Spain, we may seek to primarily invest in photovoltaic plants that have already been connected to the Italian or Spanish national grid and are eligible to receive the applicable FiT, which may not be available on terms beneficial to us or at all.  As many of the issues with respect to the future legislation and FiT incentive scheme in Italy and in Spain are currently unclear, acquisitions of photovoltaic plants that have already been constructed and are connected to the Italian or Spanish national grid currently provide more certainty as to their economic potential than plants that are still in the construction stage. As the secondary market of photovoltaic plants is not yet developed, it may be difficult for us to locate suitable opportunities and, even if located, the acquisition of an operating photovoltaic plant may require the investment of higher amounts on our part as these assets are generally more expensive. Our inability to locate and acquire additional photovoltaic plants and the higher cost of such photovoltaic plants may adversely affect our business and results of operations.

Existing regulations, and changes to such regulations, may present technical, regulatory and economic barriers to the construction and operation of our photovoltaic power plants, which may significantly reduce our profitability.  Installation of photovoltaic power systems is subject to oversight and regulation in accordance with international, European, national and local ordinances, building codes, zoning, environmental protection regulation, utility interconnection requirements and other rules and regulations. For example, various governmental, municipal and other regulatory entities subject the installation and operation of the plants, and any other component of the PV Plants, to the issuance of relevant permits, licenses and authorizations. If such permits, licenses and authorizations are not issued, or are issued but not on a timely basis, this could result in the interruption, cessation or abandonment of one or more of our PV Plants, or may require making significant changes to one or more of our PV Plants, any of which may cause severe losses. These licenses and permits may be revoked by the authorities following their issuance in the event the authorities discover irregularities or deviations from the scope of the license or permit. For example, see our reference to the AU with respect to our Pedale PV Plant set forth in “Item 4.B: Material Effects of Government Regulations on the PV Plants.” New government regulations or utility policies pertaining to photovoltaic power systems are unpredictable and may result in significant additional expenses or delays and, as a result, could cause a significant reduction in profitability. For example, total installations caps in certain jurisdictions effectively limit the aggregate amount of power that is entitled to receive the prevailing FiT. The government regulations are also subject to judicial review that may void certain of the benefits or governmental incentives intended to expedite construction of photovoltaic plants.

Our involvement and investment in future projects to build and operate PV plants similar to our PV Plants, in Italy or elsewhere, is substantially dependent on the applicable regulation and changes in regulation applicable to such projects in the locations we choose.  Prior to entering into additional projects similar to the projects that involve the construction and operation of the PV Plants, we will have to ensure that the regulatory framework that will apply to the prospective projects and the thresholds set forth in such regulation (both with respect to timing and energy output) are such that the prospective projects are expected to yield the returns we are interested in. As this regulation is subject to changes, we cannot ensure that the current regulation will be applicable to any future projects and that we will meet the schedule and other requirements set forth in current and future regulations. Any changes in the incentive regime could significantly decrease the expected return on the investment in new projects (or certain projects that have commenced but are not yet in an advanced stage) and therefore our results of operations with respect to existing projects and our interest in new projects.

We only have a few years of experience and limited independent expertise in the field of photovoltaic power plants, and are therefore reliant on our professional advisors and on our Contractors for the operation and maintenance of the PV Plants.  We have limited experience and have limited independent expertise in the field of operations relating to the PV Plants, that is, the construction, installation, testing, commissioning, operation and maintenance of photovoltaic power plants and the supply of electricity to customers, whether in Italy or elsewhere. Our limited experience only relates to our involvement with the PV Plants. Although we have a representative in Italy who oversees the operation of our Italian PV Plants, we are still dependent upon our professional advisors (such as technical, legal and insurance experts) and on the representations, warranties and undertakings of the contractors we engage for the construction, operation and maintenance of our PV Plants (the “Contractors”) regarding, inter alia: the operation and maintenance of each of the PV Plants, the Contractors’ expertise and experience, the use of high-quality materials, securing land use rights and obtaining applicable permits, obtaining the incentive agreement in order to secure the FiT for the production and delivery of power to the national electricity grid through our photovoltaic power plants, obtaining the power purchase agreement for the sale of the produced electricity to the Italian energy company, obtaining the interconnection agreement with the national electricity grid operator, the commissioning of power plants that are fit for long-term use, strict compliance with applicable legal requirements, our Contractors’ financial stability and the profitability of the venture. If the advice received from our professional advisors is inaccurate, incomplete or otherwise flawed, or if the Contractors’ representations or warranties are inaccurate or untrue, or if any of the Contractors defaults on its obligations, or provides us with a system that is not free from defect which causes a delay in the operation of one or more of the PV Plants, this could result in the interruption, cessation or abandonment of any or all of the projects in connection with our PV Plants, or may require making significant changes to such projects, any of which may cause us to incur severe losses. There is also no assurance that we could locate an alternative contractor in the place of a deficient contractor in a timely manner and on commercially reasonable terms.

We are dependent on the suppliers that supply the panels that will be installed in our photovoltaic plants. The lack of reliability of such suppliers or of their products, as well as such suppliers’ insolvency, may have an adverse effect on our business.  Our PV Plants’ performance depends on the quality of the panels installed. One of the critical factors in the success of our PV Plants is the existence of reliable panel suppliers, who guarantee the performance and quality of the panels supplied. During 2011, several of the Chinese manufacturers of photovoltaic panels became insolvent and certain others have gone through a consolidation process. Degradation in such performance above a certain minimum level is guaranteed by the panel suppliers and we receive undertakings from the O&M Contractor with respect to minimum performances, however, if any of the suppliers is unreliable or becomes insolvent, it may default on warranty obligations, and such default may cause an interruption in our business or reduction in the generation of energy power, and thus may have an adverse effect on us.

Success of the PV Plants, from their construction through their commissioning and ongoing commercial operation, depends to a large extent on the cooperation, reliability, solvency, and proper performance of the Contractors and of the other third parties involved, including subcontractors, financing entities, the land developer and land owners, suppliers of parts and equipment, the energy grid regulator, governmental agencies and other potential purchasers of electricity, and the like.  The PV Plants are a complex endeavor requiring timely input often of a highly specialized technical nature, from several parties, including without limitation, the main supplier and contemplated plant operator, other suppliers of relevant parts and materials, the land developer and land owners, subcontractors, financing entities, the Italian or Spanish government and related agency both as subsidizer and as the purchaser of the electricity to be generated by the power plants and Italian energy regulators. If any of these entities fails to perform its obligations properly and on a timely basis or fails to grant us the required permits and certifications on a timely basis, at any point in connection with any of the PV Plants, this could result in the interruption, cessation or abandonment of the relevant PV Plant, or may require making significant changes to the project in connection with the relevant PV Plant, any of which may cause us severe losses.

Our ability to leverage our investment and to increase the return on our equity investments depends, inter alia, on our ability to obtain attractive financing from financial entities.  Due to the recent crisis in the European financial markets in general, and in the Italian and Spanish financial markets specifically, obtaining financing from local banks is more difficult, and the terms on which such financing can be obtained are less favorable to the borrowers.  Our ability to obtain financing and the terms of such financing, including interest rates, equity to debt ratio and timing of debt availability will significantly impact the return on our equity investments in the PV Plants. Due to the recent financial crisis in the European Union in general, and in countries like Greece, Spain and Italy specifically, the local Italian and Spanish banks have limited the scope of financing available to commercial firms and the financing that is provided involves terms less favorable than terms provided prior to the financial crisis. Although we have entered into financing agreements with respect to six of the ten Italian PV Plants, there is no assurance that we will be able to procure financing for the remaining four PV Plants or any future PV plants we will acquire, on terms favorable to us or at all. Our inability to obtain financing on favorable terms may cause the return on our investment in one or more of the PV Plants to decrease significantly.

In the event we will be unable to continuously comply with the obligations and undertakings, including with respect to financial covenants, which we undertook in connection with the financing of the PV Plants, our results of operations may be adversely affected.  In connection with the financing of several of our PV Plants, we have entered into long-term agreements with outside sources of financing, including banks and a leasing company. The agreements that govern the provision of financing include, inter alia, undertakings and financial covenants that we are required to maintain for the duration of such financing agreements. In the event we fail to comply with any of these undertakings and covenants, we may be subject to penalties, future financing requirements, and, finally, to the acceleration of the repayment of debt. These occurrences may have an adverse affect on our financial position and results of operations and on our ability to obtain outside financing for other projects.

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

Photovoltaic power plant installations have increased over the past few years. If such trend continues, the increasing demand may drive up the prices of solar panels and other components of the system (such as invertors, steel and cables), impacting our profitability. Additionally, if there is a shortage of key components necessary for the production of the solar panels, that may constrain our revenue growth.   The demand for solar panels and other components of the photovoltaic system will likely increase in the future subject to the economic condition and to changes in incentive schemes worldwide, resulting in an increase in the pricing of solar panels and other components of the system to the extent the supply of such equipment will not be sufficiently increased as well. Should we decide to expand the business and construct additional plants over time, such increases may adversely affect our profitability. Silicon is a dominant component of the solar panels, and although manufacturing abilities have increased over-time, any shortage of silicon, or any other material component necessary for the manufacture of the solar panels, may adversely affect our business.

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

Delays in the construction of the PV Plants or in the filing of the required documentation with the Italian or Spanish authorities may result in loss of our eligibility to receive feed-in-tariffs or impede our ability to obtain financing at terms beneficial to us, or at all, and therefore may have an adverse effect on our results of operations and business. Although all of our PV Plants are currently fully constructed and connection to the applicable national grid, we have experienced delays in the completion of the construction or connection to the Italian national grid in connection with five of our PV Plants, which did not result in changes of the applicable FiT. In the event we acquire additional PV Plants that are not fully constructed, delays in construction and filing of documentation could cause a delay in connection to the grid and the application of a different, lower, FiT. Although the contracts that govern the construction of these PV Plants include a system of liquidated damages and price reductions that apply in the event of delays or loss of certain FiT, these remedies are limited and may not completely offset the damages caused to us. Our limited ability to protect ourselves against damages caused due to delays, as well as any additional delays with respect to the PV Plants or other PV plants we may acquire in the future, may have an adverse effect on our results of operations and business.

We and any of the respective Contractors may become subject to claims of infringement or misappropriation of the intellectual property rights of others with respect to the system components used in the PV Plants, which could prohibit us from implementing and profiting from the PV Plants as contemplated, require us and the respective Contractor to purchase licenses from third parties or to develop non-infringing alternatives and subject us and the respective Contractor to substantial monetary damages and injunctive relief.  The solar photovoltaic industry is characterized by the existence of patents that could result in litigation based on allegations of patent infringement. The owners of these patents may assert that the manufacture, use, import, or sale of any part or component of the PV Plants, or the PV Plants as a whole, infringes one or more claims of their patents. Whether or not such claims and applications are valid, any infringement or misappropriation claim could result in significant costs, substantial damages and an interruption, suspension or cessation of any or all of the PV Plants. Even if the holders of the patents do not succeed in their claims of misappropriation or infringement, the litigation process involving patent infringement is very expensive and lengthy and sometimes involves temporary injunctions and could therefore materially affect our profitability and operating results.

Risks Relating to Our Investment in Dori Energy

We hold a minority stake in Dori Energy, who, in turn, holds a minority stake in Dorad.  Therefore, we have no control on the operations and actions of Dorad. Following the consummation of the Dori Investment in January 2011, we hold 40% of the equity of Dori Energy (both as defined in “Item 4.B. Business Overview”) who, in turn, holds 18.75% of Dorad. Although we entered into a shareholders’ agreement with Dori Energy and the other shareholder of Dori Energy, U. Dori Group Ltd. (the “Dori SHA”), providing us with joint control of Dori Energy, should differences of opinion as to the management, prospects and operations of Dori Energy arise, such differences may limit our ability to direct the operations of Dori Energy. In addition, Dori Energy holds a minority stake in Dorad and as of the date hereof is entitled to nominate only one director in Dorad, which, according to the Dori SHA, we are entitled to nominate. Although we have one representative on the Dorad board of directors, we have no control on Dorad’s operations. These factors may potentially adversely impact the business and operations of Dorad and Dori Energy and, in turn, our business and operations.

The Dori Energy Shareholders Agreement contains restrictions on our right to transfer our holdings in Dori Energy, which may make it difficult for us to terminate our involvement with Dori Energy.  The Dori SHA contains several restrictions on our ability to transfer our holdings in Dori Energy, including a “restriction period” during which we are not allowed to transfer our holdings in Dori Energy (other than to permitted transferees) and, thereafter, certain mechanisms such as a right of first refusal. The aforesaid restrictions may make it difficult for us to terminate our involvement with Dori Energy should we elect to do so and may adversely affect the return on our investment in Dori Energy.

Non-compliance of the other shareholder of Dori Energy with its undertakings in connection with the financing of Dorad’s operations may require us to infuse finance to Dori Energy, which may adversely affect the return on our investment in Dori Energy.  The Dori Investment Agreement (as defined in “Item 4.B. Business Overview”) contains various undertakings by the Dori Group in connection with the financing of Dori Energy’s financial obligations to Dorad, including an undertaking to provide financing should financing not be obtained from certain outside sources. Noncompliance by Dori Group of this or any of its other undertakings to us and to Dori Energy in the Dori Investment Agreement may impose additional financing requirements on us, which may adversely affect the return on our investment in Dori Energy. Certain differences have arisen in 2011, which required us to extend an aggregate amount of approximately $2 million to Dori Energy although we believe the Dori Group was obligated to extend these amounts to Dori Energy under the Dori Investment Agreement. These differences are now being mediated among us, the Dori Group and Dori Energy and may eventually be resolved in an arbitration process.

Dorad, which is currently the only substantial asset held by Dori Energy, is involved in a complex project that includes the construction and thereafter the management of the Dorad power plant, and its successful operations and profitability is dependent on a variety of factors, many of which are not within Dorad’s control.  Dorad is involved in the construction of a combined cycle power plant based on natural gas, with a production capacity of approximately 800 MWp, on the premises of the Eilat-Ashkelon Pipeline Company (EAPC) located south of Ashkelon, Israel (the “Dorad Project”). The Dorad Project is subject to various complex agreements with third parties (the Israeli Electric Company – “IEI”, the contractor, suppliers, private customers, etc.) and to regulatory restrictions and guidelines in connection with, among other issues, the tariffs to be paid by the IEI to Dorad for the energy produced. Various factors and events, both during the construction period of the Dorad Project and during the operations of the power plant, may materially adversely affect Dorad’s results of operations and profitability and, in turn, have a material adverse effect on Dori Energy’s and our results of operations and profitability. These factors and events include:

•           The Dorad Project is in the construction phase and during such period Dorad is exposed to various risks, including, without limitation, in connection with noncompliance or breach by the contractor involved in the construction, noncompliance by Dorad or any of its shareholders with their undertaking to finance the Dorad Project, which may result, inter alia, in fines and penalties being imposed on Dorad, defects or delays in the construction due to the contractor or outside events and delays in supply of equipment required for the construction of the Dorad Project;

•           Following the construction of the Dorad Project, and during the operation of the power plant, the profitability of Dorad will depend, among other things, on the tariff that will be paid to it by the IEI, which is governed by Israeli regulation and is therefore subject to changes and updates in the future that may not necessarily involve negotiations or consultation with Dorad. Furthermore, the profitability of Dorad will also depend on the income from other end-users that may purchase energy directly from Dorad based on tariffs negotiated between Dorad and such end-users and on the balance and mixture of sales to end-users and to the IEI. The competitive landscape, involving both the IEI and other private energy producers, is also a factor that is expected to have bearing on the profitability of Dorad;

•           Dorad’s operations are mainly financed by a consortium of financing entities pursuant to long-term credit facility. Changes in the credit ratings of Dorad and its shareholders, non-compliance with financing and other covenants and additional factors may affect the prevailing interest rates and therefore may adversely affect Dorad’s operations and profitability; and

•           The Dorad Project is located in Ashkelon, which is a town in the southern part of Israel, in proximity to the Gaza Strip. The location of the Dorad Project is within range of missile strikes from the Gaza Strip. Any such attacks to the area or any direct damage to the location of the Dorad Project may disrupt the construction of the Dorad Project and thereafter its operations, and may cause financial losses and delays. Furthermore, various geopolitical factors may also impact the availability of gas to the Dorad Project, which may have an adverse effect on the profitability of Dorad's operations.

•           Dorad has entered into a long-term natural gas delivery contract with East Mediterranean Gas Company, S.A.E., an Egyptian company (“EMG”). In early 2011, riots in Egypt have led to political instability and to the resignation of the President of Egypt and the appointment of a new government. In addition, during 2011 several explosions of gas pipelines at the Egyptian National Grid in Sinai occurred causing the halt of supply of natural gas from Egypt for various periods pending repair of the gas pipelines. Any disruptions in the delivery of natural gas to the Dorad Project, whether for technical or political reasons or otherwise, would adversely affect the operations of Dorad and require Dorad to locate alternative sources for natural gas or petroleum, which may or may not be available and even if available may be at higher prices than the price paid under the contract with EMG.

Risks Related to our Other Activities

Investing and operating in the oil and gas exploration and drilling field, in Israel and in general, is a highly speculative activity, involving a variety of risks, which may, individually or in the aggregate, result in the loss of all of our investments in the field and adversely affect the results of our operations and our profitability.  We recently farmed in to 20% of the Yitzhak License. We also entered into farmout agreements with respects to four additional oil and gas explorations and drilling licenses, but the transfer to us of the rights in such licenses under said agreements is not yet approved by the Petroleum Commissioner in the Israeli Ministry of Energy and Oil Resources. Moreover, all four licenses have expired and the Petroleum Commissioner announced that they will not be renewed. The Yitzhak Farm-out Agreement requires that we invest at least $2 million and provides that if we do not invest our portion beyond such amount; our share in the Yitzhak License will be diluted. At this stage, exploratory drilling has not yet commenced by the current holders of the Yitzhak License and the holders of the Yitzhak License have finalized their review of the results of 2D and 3D seismic studies performed in the area of the Yitzchak License and of a prospective resources report. Our investment and possible future operations in the Israeli oil and gas exploration and drilling field involves, inter alia, the following risks:

•           Exploring and developing oil and gas wells involves substantial financial expenses and a high probability of loss of the entire investment. The current research tools do not provide accurate estimates concerning the scope and location of oil and gas reservoirs or the ability to produce commercial quantities of oil or gas from existing reservoirs. Future exploration and development expenditures made by us, if any, may not result in the discovery of commercial quantities of oil or gas in the Yitzchak License or in any properties we may acquire some or all of the rights to in the future. If we are unable to find commercially exploitable quantities of oil and gas in the Yitzchak License or in any properties we may acquire in the future, or if we are unable to commercially extract such quantities we may find in any properties we will lose the entire amount invested in such activity, which may adversely affect the results of our operations and profitability;

•           Oil and gas explorations and drilling are subject to extensive Israeli government regulations, both in connection with the operations and with the treatment of any future income from such operations (such as requirements in connection with taxes and royalties), which may be changed from time to time. In addition, many actions that are required to be undertaken in connection with the Yitzchak License operations, such as geological and geophysical works and drilling, require the continuation of the Yitzchak License and the issuance of permits and obtaining of consents from various regulatory entities and third parties. We cannot ensure that there will not be any adverse changes in applicable regulation or that the holders of the Yitzchak License, including us, will be able to timely obtain all of the required permits and consents and that such permits and consents, if obtained, will not contain conditions that are adverse to us. Any adverse changes in legislation, inability to obtain required permits and consents or adverse conditions included in permits or consents may cause the continued oil and gas operations to become commercially unproductive, delay or prevent the operations in connection with the Yitzchak License, thereby causing the loss of our investment in the Yitzchak License and adversely affecting our results of operations;

•           The cost of oil and gas explorations and development is substantial and uncertain and we may be required to invest additional funds in the Yitzchak License in the future in order to maintain our holdings. In the event we will not have sufficient funds, or will not be able to obtain additional funds from outside sources on terms acceptable to us or at all, or we choose not to continue investing in the Yitzchak License and in other oil and gas exploration and drilling licenses, our holdings in the Yitzchak License will be diluted and our involvement in the oil and gas exploration field will be limited. In addition, in the event the other holders of the Yitzchak License will not be able to, or will choose not to, invest additional funds they are required to invest, and the other holders of the Yitzchak License will not be able to cover that shortage of funds or to locate additional financing sources, the operations of the Yitzchak License may not commence or may abruptly cease;

•           Drilling for oil and gas involves additional numerous risks and drilling operations may be curtailed, delayed or cancelled as a result of a variety of factors beyond our control, including unexpected drilling conditions, pressure or irregularities in formations, equipment failures or accidents, operation failures causing, among other things, leaks or explosions, adverse weather conditions and natural disasters, and shortages or delays in the availability of drilling rigs or crews and the delivery of equipment; and

•           The oil and gas exploration and drilling field in Israel is highly competitive, and many of our competitors for available properties, such as Delek Drillings, Avner Oil and Gas, Isramco and others, are large, well-known oil and gas companies backed by shareholders and owners with available funds and expertise that are beyond those that we currently have. Our inability to enter further into the oil and gas explorations and drilling field in Israel will limit the allocation of the risks we undertake in that field and any loss in the Yitzchak License will adversely affect our results of operations.

We may not be successful in identifying and evaluating additional suitable business opportunities in the fields that we are concentrating on.  Except with respect to the agreements necessary or incidental to the PV Plants and the investments in Israeli Dori Energy and the Yitzchak License described herein, we do not have an agreement or understanding with any third party with respect to our future operations. There can be no assurance that we will be successful in identifying and evaluating suitable business opportunities and we expect to incur expenses in connection with this identification and evaluation process, whether or not such process results in an investment of our funds. We may enter into an investment agreement in a business entity having no significant operating history or other negative characteristics such as having limited earnings or no potential for immediate earnings, limited assets and negative net worth. We may also pursue business opportunities that will not necessarily provide us with significant financial benefits in the short or long term. In the event that we complete an investment, the success of our operations will be dependent upon the performance of management of the target company (or the ability to successfully outsource certain management functions) and our ability to retain such management and numerous other factors, some of which are beyond our control. There is no assurance that we will be able to negotiate a business combination on terms favorable to us, or at all.

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

The current general economic and business conditions around the world and any subsequent economic downturn may adversely affect our ability to consummate a business combination, the prospects of any business we may acquire and the trading price of our ordinary shares.   Since mid-2008, due to the severity of the crisis affecting financial institutions throughout the world, the rising costs of various commodities, the limited growth and economic development throughout the world, as well as the recession, the general economic and business conditions in many countries around the world worsened, affecting, among other things, credit ratings of borrowers, the perceived and actual credit risks faced by lenders and purchasers of debt securities, the solvency of trade partners, market entities’ appetite for risk, the spending habits of consumers, the ability to procure financing. This crisis disproportionately affected Europe during 2011 and many European economies, including Italy and Spain. Despite signs of possible recovery in the United States (where we presently have no operations), there is no assurance that this financial crisis will improve or be resolved over the short, medium or long term, or that the recession will be overcome in its entirety in the near or far future, or that any of the trends associated with such recession will be reversed in whole or in part. Furthermore, if any further economic downturns ensue, this may adversely affect our ability to procure financing required for prospective business combinations, the value of businesses we acquire and our financial condition and results of operations. In addition, if such further economic downturn will occur, it may also affect the trading prices of securities in various capital markets around the world and may significantly and adversely affect the trading price of our ordinary shares.

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

As a substantial part of our business is currently located in Europe, we are subject to a variety of additional risks that may negatively impact our operations.  We currently have substantial operations in Italy and may make additional investments in businesses, located outside of Israel or the United States. Due to these operations and any additional future investments, we are subject to special considerations or risks associated with companies operating in the other jurisdiction, including rules and regulations, currency conversion, corporate withholding taxes, tariffs and trade barriers, regulations related to customs and import/export matters, different payment cycles, tax issues, such as tax law changes and variations in tax laws as compared to Israel and the United States, currency fluctuations and exchange controls, challenges in collecting accounts receivable, cultural and language differences, employment regulations, crime, strikes, riots, civil disturbances, terrorist attacks and wars and deterioration of political relations with Israel. The PV Plants subject us to a number of these risks, as well as the requirement to comply with Italian and European Union law. We cannot assure you that we would be able to adequately address these additional risks. If we were unable to do so, our operations might suffer.

Currency and interest rate fluctuations may affect the value of our assets and our interest payment obligations and decrease our earnings.  Substantially all of the consideration for the sale of our business to HP was paid to us in US$. However, most of our investments so far have been, and some of our retained assets and liabilities are, denominated in other currencies (Euro and NIS). In addition, the financing we have obtained in connection with six of our PV Plants bears interest that is based on EURIBOR rate and therefore our repayment obligations and undertakings may be affected by adverse movements in the interest rates. Although we attempt to manage these risks by entering into hedging transactions as more fully explained in “Item 11. Quantitative and Qualitative Disclosures About Market Risk,” we cannot ensure that we will manage to eliminate these risks in their entirety and the devaluation of the United States Dollar against the Euro or the NIS, other currency fluctuations and interest rate fluctuations may decrease the value of our assets and could impact our business.

Risks Relating to the Results and Effects of the HP Transaction

We are likely to be characterized as a passive foreign investment company.  Our U.S. shareholders may suffer adverse tax consequences.  Under the PFIC rules, for any taxable year that our passive income or our assets that produce passive income exceed specified levels, we will be characterized as a passive foreign investment company for U.S. federal income tax purposes. This characterization could result in adverse U.S. tax consequences for our U.S. shareholders, which may include having certain distributions on our ordinary shares and gains realized on the sale of our ordinary shares treated as ordinary income, rather than as capital gains income, and having potentially punitive interest charges apply to the proceeds of sales of our ordinary shares and certain distributions.

Based on our income and/or assets, we believe that we were a PFIC with respect to any U.S. shareholder that held our shares in 2008, 2009 and 2010.  We also believe, based on our assets, that it is likely that we were a PFIC with respect to U.S. shareholders that held our ordinary shares in 2011.  Since the determination of our PFIC status in 2012 (for shareholders that acquire our ordinary shares in 2012) depends on the type of assets we hold during the year and the income derived from such assets, we cannot determine as of yet whether or not we will be a PFIC for the 2012 tax year.

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

We may be deemed to be an “investment company” under the Investment Company Act of 1940, which could subject us to material adverse consequences.  As a result of the HP Transaction, we could be deemed to be an “investment company” under the Investment Company Act of 1940, as amended (the “Investment Company Act”) if we invest more than 40% of our assets in “investment securities,” as defined in the Investment Company Act. Investments in securities of majority owned subsidiaries (defined for these purposes as companies in which we control 50% or more of the voting securities) are not “investment securities” for purposes of this definition. As we still maintain a significant portion of our assets in cash and cash equivalents and not all of our investments are in majority owned securities, unless we limit the nature of our investments of our cash assets to cash and cash equivalents (which are generally not “investment securities”), succeed in making strategic “controlling” investments and continue to monitor our investments that may be deemed to be “investment securities,” we may be deemed to be an “investment company.” We do not believe that our holdings in the PV Plants would be considered “investment securities,” as we control the PV Plants via wholly-owned subsidiaries and we do not believe that the current fair value of our investments in short-term deposits, Dori Energy or the Yitzchak License (all as more fully set forth under “Item 4.A: History and Development of Ellomay”), all of which may be deemed to be “investment securities,” would result in our being deemed to be an “investment company.” If we were deemed to be an “investment company,” we would not be permitted to register under the Investment Company Act without an order from the SEC permitting us to register because we are incorporated outside of the United States and, prior to being permitted to register, we would not be permitted to publicly offer or promote our securities in the United States. Even if we were permitted to register, it would subject us to additional commitments and regulatory compliance. Investments in cash and cash equivalents might not be as favorable to us as other investments we might make if we were not potentially subject to regulation under the Investment Company Act. We seek to conduct our operations, including by way of investing our cash and cash equivalents, to the extent possible, so as not to become subject to regulation under the Investment Company Act. In addition, because we are actively engaged in exploring and considering strategic investments and business opportunities, and in fact the majority of our investments to date (mainly in the Italian photovoltaic power plants market) were made through a controlling investment, we do not believe that we are currently engaged in “investment company” activities or business.

We are exposed to certain potential liabilities in connection with the sale of our business to HP and are dependent on HP in connection with future third-party claims.  In connection with the HP Transaction, we have agreed to indemnify HP and its subsidiaries that purchased our assets, and their respective officers, directors, employees and affiliates, for certain breaches of the Asset Purchase Agreement, including, among others, any breach or inaccuracy of the representations and warranties, any liabilities that were not assumed by HP and certain environmental matters. Our indemnification liability pursuant to the Asset Purchase Agreement was generally limited to amounts deposited in an escrow account pursuant to such Agreement. As further detailed in “Item 5: Operating and Financial Review and Prospects – Overview” and “Item 10.C: Material Contracts,” during 2010 we entered into a settlement agreement and release with HP, which includes a mutual release of the parties to the HP Transaction, other than in the case of fraud and an undertaking by HP to bear sole responsibility for any demand or claim made by a third party against us with respect to the released matters. We are therefore still exposed to claims by HP on the basis of fraud and, furthermore, are dependent on HP to fulfill its obligations to us in the event of third party claims against us in connection with our business that was sold to HP. In connection with a claim that was filed in September 2010 with the Court of Brescia, Italy against us and against HP and several of its subsidiaries by a former customer we have required that HP pay the legal fees in connection with this claim based on the settlement agreement, however we have not yet resolved this issue with HP. Any future claim by HP against us, failure of HP to fulfill its obligations to us under the HP Settlement Agreement in connection with third party claims and our expenses in connection with any resulting disagreement or dispute, would have a negative impact on our financial condition.

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

We have undergone, and may in the future undergo, tax audits and may have to make material payments to tax authorities at the conclusion of these audits, including in connection with the sale of our business to HP.  Previously to the sale of our business to HP, we conducted business globally and a substantial part of our operations was conducted in various countries and our past tax obligations were not assumed or purchased by HP as part of the business sold. Since the execution of the contracts in connection with the PV Plants and our other investments, we now also conduct our business globally (currently mainly in Israel and Italy). Our domestic and international tax liabilities are subject to the allocation of revenues and expenses in different jurisdictions and the timing of recognizing revenues and expenses. Additionally, the amount of income taxes paid is subject to our interpretation of applicable laws in the jurisdictions in which we file. Not all of the tax returns of our operations in other countries and in Israel are final and may be subject to further audit and assessment by the applicable tax authorities. The consummation of the transaction with HP may increase the likelihood of additional audits of our tax returns in the future. While we believe we comply with applicable income tax laws, there can be no assurance that a governing tax authority will not have a different interpretation of the law and assess us with additional taxes, as a result of which our future results may be adversely affected.

We are controlled by a small number of shareholders, who may make decisions with which you may disagree.  In February and March 2008, a group of investors comprised of Kanir Joint Investments (2005) Limited Partnership (“Kanir”) and S. Nechama Investments (2008) Ltd. (“Nechama Investments”), acquired a substantial amount of our securities in a series of private transactions and have also entered into a shareholders agreement. Consequently, and following the exercise of various outstanding warrants and the transfer of certain of our shares by Kanir, these shareholders currently hold 59.5% of our outstanding ordinary shares. Shlomo Nehama, our Chairman of the Board who controls Nechama Investments holds directly an additional 4.3% of our outstanding ordinary shares, Ran Fridrich, our CEO and a member of our Board of Directors, holds directly an additional 1.4% of our outstanding ordinary shares and Hemi Raphael, a member of our Board of Directors who, together with Ran Fridrich, controls the general partner of Kanir, directly and indirectly holds an additional 4.2% of our outstanding ordinary shares. Therefore, acting together, they could exercise significant influence over our business, including with respect to the election of our directors and the approval of change in control and other material transactions. This concentration of control may have the effect of delaying or preventing changes in control or changes in management, or limiting the ability of our other shareholders to approve transactions that they may deem to be in their best interest. Moreover, at our general meeting of shareholders held on December 30, 2008, our shareholders adopted our Second Amended and Restated Articles, which were presented to our shareholders at the request of Kanir and Nechama Investments. Several of the amendments, including the casting vote provided to our Chairman of the Board under certain circumstances and the ability of members of our Board to demand that certain issues be approved by our shareholders, requiring a special majority, all as more fully described in “Item 10.B: Memorandum of Association and Second Amended and Restated Articles,” may have the effect of delaying or preventing certain changes and corporate actions that would otherwise benefit our shareholders.

Our ordinary shares are listed on the NYSE Amex stock exchange and our non-compliance with the continued listing requirements of the NYSE Amex could cause the delisting of our ordinary shares, the market liquidity and analyst coverage of our ordinary shares is very limited.  Our ordinary shares are traded on the NYSE Amex under the symbol “ELLO.” Prior to the listing of our ordinary shares on the NYSE Amex on August 22, 2011, our ordinary shares were quoted on the over-the-counter market in the OTCQB market, which is operated by OTC Markets, Inc. The NYSE Amex requires listed companies to comply with continued listing requirements, including with respect to stockholders’ equity, distribution of shares and low selling price. There can be no assurance that the Company will continue to qualify for listing on the NYSE Amex. If the Company’s ordinary shares are delisted from the NYSE Ames, trading in our ordinary shares could be conducted on an electronic bulletin board such as the OTC Bulletin Board, which could affect the liquidity of our ordinary shares and the ability of the shareholders to sell their ordinary shares in the secondary market, which, in turn, may adversely affect the market price of our ordinary shares. In addition, due to the limited period since the listing of our ordinary shares on the NYSE Amex, our ordinary shares are not yet regularly covered by securities analysts and the media and the liquidity of our ordinary shares is very limited. Such limited liquidity could result in lower prices for our ordinary shares than might otherwise prevail and in larger spreads between the bid and asked prices for our ordinary shares. These issues could materially impair our ability to raise funds through the issuance of our ordinary shares in the securities markets.

We do not intend to pay cash dividends in the near future.  We have not paid any cash dividends on our ordinary shares to date and do not intend to pay cash dividends in the near future. The payment of dividends will depend on our revenues and earnings, if any, capital requirements, general financial condition and applicable legal constraints in connection with distribution of profits and will be within the discretion of our then-board of directors. As a result, any gains on an investment in our ordinary shares will need to come through appreciation of the value of such shares.

Our stock price has decreased significantly in the past and may continue to be volatile, which could adversely affect the market liquidity of our ordinary shares and our ability to raise additional funds.  Our ordinary shares have experienced substantial price volatility, particularly as there is still very limited volume of trading in our ordinary shares and every transaction performed significantly influences the market price. The market price for our ordinary shares has generally followed a historical downward trend from 2000 through 2008 and has been volatile since. Subsequent to the consummation of the HP Transaction and prior to the acquisition of the initial PV Plants, we were subject to price and volume fluctuations that affect trading in the securities of shell companies, special purpose acquisition companies and other publicly traded investment vehicles. Although our ordinary shares have been listed on the NYSE Amex since August 22, 2011, there is still limited liquidity and limited analyst coverage of our business and prospects, and these circumstances, combined with the general economic and political conditions, cause the market price for our ordinary shares to continue to be volatile. The continuance of such factors and other factors relating to our business may materially adversely affect the market price of our ordinary shares in the future. Additionally, volatility or a lack of positive performance in the price of our ordinary shares may adversely affect our ability to retain or attract key employees, many of whom are generally granted stock options as part of their compensation package, and negatively affect our ability to raise funds through both debt and equity, discourage potential customers and partners from doing business with us, and could result in a material adverse effect on our business, financial condition, and results of operations.

If we fail to maintain effective disclosure controls and procedures and internal controls over financial reporting in accordance with Sections 302 and 404 of the Sarbanes-Oxley Act, our business, operating results and share price could be materially adversely affected.   The Sarbanes-Oxley Act of 2002 imposes certain duties on us and our executives and directors. Our efforts to comply with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 have resulted in increased general and administrative expense and a diversion of management time and attention, and we expect these efforts to require the continued commitment of resources. Pursuant to the requirements of Sections 302 and 404 of the Sarbanes-Oxley Act of 2002, our management is required to design and evaluate the effectiveness of our disclosure controls and procedures and of our internal control over financial reporting as of the end of the fiscal year that is the subject of this report. Our management has in the past concluded that due to material weaknesses in our internal control over financial reporting our disclosure controls and procedures were not effective (as of the end of fiscal 2006 and 2007) and our internal control over financial reporting was not effective (as of the end of fiscal 2007). Although we have implemented corrective measures, documented and tested our internal control systems and procedures and have made improvements in order for us to comply with the requirements of Section 404 and while our management concluded that our disclosure controls and procedures and our internal control over financial reporting were effective as of December 31, 2008, 2009, 2010 and 2011, we may still be exposed to claims from regulatory authorities and our shareholders in connection with our ineffective controls in prior years.  In addition, we cannot predict the outcome of our testing in future periods. We may need to implement new procedures for internal control over financial reporting with respect to the PV Plants, our other investments and any other operating business we may acquire. We may also experience higher than anticipated operating expenses and fees in this context. If we are unable to implement these changes effectively or efficiently, or if our internal controls are found to be ineffective in future periods, it could harm our financial reporting or financial results and impact the market price of our ordinary shares.

ITEM 4: Information on Ellomay

A.           History and Development of Ellomay

Our legal and commercial name is Ellomay Capital Ltd. Our office is located at 9 Rothschild Boulevard, 2nd floor, Tel-Aviv 66881, Israel, and our telephone number is +972-3-7971111. Our registered agent in the United States is CT Corporation System, 111 Eight Avenue, New York, New York 10011.

We were incorporated as an Israeli corporation under the name Nur Advertisement Industries 1987 Ltd. on July 29, 1987. On August 1, 1993, we changed our name to NUR Advanced Technologies Ltd., on November 16, 1997 we again changed our name to NUR Macroprinters Ltd. and on April 7, 2008, in connection with the closing of the sale of our business to HP, we again changed our name to Ellomay Capital Ltd. Our corporate governance is controlled by the Israeli Companies Law, 1999, as amended (the “Companies Law”).

Our ordinary shares are currently listed on the NYSE Amex under the trading symbol “ELLO.”

On February 29, 2008 we consummated the sale of our business to HP and several of its subsidiaries (the “HP Transaction”). The aggregate consideration received in connection with the HP Transaction, including monies released from an escrow fund pursuant to a settlement agreement executed on July 27, 2010 (the “HP Settlement Agreement”). Following the closing of the HP Transaction we ceased to conduct operational activities, focusing instead on exploring investment and other business opportunities.

Recent Developments

PV Plants

On March 12, 2012, Ellomay Spain S.L., a company in which we indirectly own 85% of the outstanding shares (“Ellomay Spain”), entered into share purchase agreements and an asset purchase agreement (together, the “Rinconada II Agreements”) with Conergy España, S.L.U (“Conergy España”) in connection with the acquisition of a photovoltaic plant with fixed technology located in Municipality of Córdoba, Andalusia, Spain with a total nominal output of approximately 1.89 MWp, and a peak power output of approximately 2.275 MWp (the “Rinconada II PV Plant”) and of related licenses. The remaining 15% of Ellomay Spain are held by a Spanish company engaged in providing construction, operating and maintenance services for photovoltaic plants in Europe and elsewhere, whose subsidiary has built and is currently providing operation and maintenance services for several of our Italian PV Plants. The Rinconada II PV Plant is constructed and operational and has been connected to the Spanish national grid since July 2010. The Rinconada II PV Plant is entitled to receive the Spanish special economic regime for renewable energies. Pursuant to the Rinconada II Agreements, Ellomay Spain purchased all of the outstanding shares of Spanish companies holding the licenses to produce electricity in the Rinconada PV II Plant and also separately purchased the Rinconada II PV Plant. The consideration paid by Ellomay Spain in connection with the acquisition of the Rinconada II PV Plant and the related licenses, including all applicable taxes and expenses, amounts to approximately Euro 7 million.

Investments in Israel

MVNO

In November 2010, Ellomay Capital Communications Ltd. (“Ellomay Communications”), our wholly-owned subsidiary, entered into a binding Memorandum of Understanding (the “MVNO MOU”) with Alon Ribua Communications Ltd. (“Alon Ribua”), and Novosti Communications Ltd. (“Novosti”), with respect to the launch of a virtual mobile operator in Israel by a joint SPC entity - Alon Ribua Telecom  Ltd (“Alon Ribua Telecom”). During 2011 we decided not to pursue this project, and, therefore, Ellomay Communications entered into an agreement with Alon Ribua and Alon Ribua Telecom pursuant to which, subject to certain regulatory approvals, Ellomay Communication will sell its holdings in Alon Ribua Telecom and its rights with respect to shareholders loans extended to Alon Ribua Telecom, in consideration for an amount of approximately $0.1 million.

Delek Farmout Agreements

On February 22, 2011 (the “Licenses Effective Date”) we entered into two Farmout Agreements (the “Delek Farmout Agreements”), contemplating the acquisition of participating interests in four exploration licenses (the “Exploration Licenses”) as follows: (i) a Farmout Agreement among Delek Drilling Limited Partnership (“Delek”), Avner Oil Exploration Limited Partnership (“Avner”) and us contemplating the acquisition by us of 10% of the participating interests in each of the “337/Aviah” and “338/Qeren” drilling licenses (respectively, the “Aviah License” and the “Qeren License”); and (ii) a Farmout Agreement among Delek, Avenr, Noble Energy Mediterranean Ltd. (“Noble”) and us contemplating the acquisition by us of 15% of the participating interests in each of the “Ruth D” and “Alon E” drilling licenses (respectively, the “Ruth License” and the “Alon License”) (the transferors of the participating interests are referred to herein as “Farmors” and the transferees of the participating interests are referred to herein as “Farmees”). The consideration paid in connection with the acquisition of the participating interests is expected to be an aggregate of approximately $710,000 as reimbursement for past expenditures incurred by the Farmors in connection with operations under the Exploration Licenses until the Licenses Effective Date. In addition, we will be required to reimburse the Farmors for certain costs billed to us under the provisions of the relevant JOAs (as hereinafter defined) during the period between the Licenses Effective Date and the closing of the transactions contemplated by the Delek Farmout Agreements, based on criteria set forth in the Delek Farmout Agreements. In connection with the Delek Farmout Agreements, we further undertook that it will not, prior to the earlier of: (i) the commencement of the drilling of the first well in any of the Exploration Licenses or (ii) December 31, 2011, sell, assign or otherwise transfer, directly or indirectly, whole or part of the participating interests (other than to an affiliate), without the prior written consent of the relevant Farmors. In the event such consent is granted, we undertook to pay to the relevant Farmors an aggregate of 35% of (x) the difference between the consideration paid under the Delek Farmout Agreement and the consideration received by us in connection with the sale of the interests, less any reimbursement for past expenditures, and (y) any overriding royalty interest granted to us in connection with the sale of the interests. In connection with the Delek Farmout Agreements, we entered into Overriding Royalty Deeds with the Farmors, providing them with an aggregate overriding royalty interest of 3% of the participating interest per each Exploration License. We further granted to each of the Farmors a one-time option to convert part or all of their participating interests in any of the Exploration Licenses, but not more than 3.33% in aggregate with respect to the Aviah License and the Qeren License and 15% in the aggregate with respect to the Ruth License and Alon License, into overriding royalty interests, exercisable at any time prior to the spudding of the first well in any of the Exploration Licenses and provided that such option shall also be exercised with respect to the other Farmees, on a pro rata basis. The conversion option provides for each 1% participating interest to be converted into 0.03% overriding royalty interest. In connection with the execution of the Delek Farmout Agreements related to the Aviah License and Qeren License, we also entered into Joint Operating Agreements (“JOAs”) with the other holders of participating interests in such Exploration Licenses and with ATP Oil & Gas Corporation (NASDAQ: ATPG), which will be the operator of under such Exploration Licenses. In connection with the execution of the Delek Farmout Agreements related to the Ruth License and Alon License, we, the other relevant Farmees and the Farmors entered into a novation agreement pursuant to which we and such Farmees joined the existing JOAs among the Farmors, under which Noble is acting as the operator. The closing of the Delek Farmout Agreements is subject to various conditions, including the receipt of approval of the Israeli Ministry of National Infrastructures and the approval of the unit holders of Avner and Delek. In the event we elect, in our sole discretion, to participate in the drilling operations of the first well in any one of the Ruth License and Alon License, we will be required to bear, in addition to our pro rata portion of the cost of the drilling, certain additional drilling costs that would otherwise be borne by the Farmors, which additional drilling costs will not exceed $2,250,000. Similarly, in the event we elect, in our sole discretion, to participate in the drilling operations of the first well in any one of the Aviah License and Qeren License, we will be required to bear, in addition to our pro rata portion of the cost of the drilling, certain additional drilling costs that would otherwise be borne by the Farmors, which additional drilling costs will not exceed $500,000. Simultaneously with the execution of the Delek Farmout Agreements with us, the Farmors entered into similar farmout agreements with third parties and, in the event the transfers of participating interests contemplated by such all such additional farmout agreements are consummated, Delek and Avner are expected to hold an aggregate of 25% of each of the Aviah License and Qeren License and Delek, Avner and Noble are expected to hold an aggregate of 50% of each of the Ruth License and Alon License. In December 2011, the Israeli Petroleum Commissioner published its decision not to extend the terms of the Aviah License, the Qeren License, the Ruth License and the Alon License and as of April 1, 2012 all four licenses have expired and the Petroleum Commissioner announced that they will not be renewed. The current owners of these licenses have announced that they are considering taking legal action in connection with the termination of the licenses but we cannot at this stage estimate or foresee which actions will be taken by the current owners of these licenses as a result of such decision, if any, and what effect these actions will have on the likelihood of the consummation of the transactions. As these transactions were not consummated, as of March 15, 2012, we made no expenditures in connection with these licenses. Therefore, we do not believe that our current involvement with these licenses is material to us as of the date of filing of this annual report.

Adira Farm-out Agreement in connection with the Yitzchak License

On December 5, 2011 Ellomay Oil and Gas 2011 LP (“Ellomay Oil and Gas”) a limited partnership whose general partner is a wholly-owned subsidiary of Ellomay, entered into a Farm-out Agreement (the “Adira Farm-out Agreement”) with Adira Energy Israel Ltd., an energy exploration company  for oil and gas in Israel (“Adira”), a wholly-owned subsidiary of Adira Energy Ltd. (TSXV: ADL, OTCBB: ADENF, FRANKFURT: AORLB8) for the farm-in of Ellomay Oil and Gas to 20% of the participating interests in the Yitzchak License. The Yitzchak License covers a total area of approximately 127.7 square kilometers (or 31,555 acres) and is in relatively shallow water with depths between 60 and 250 meters.

As published by Adira, simultaneously with the execution of the Adira Farm-out Agreement, Adira entered into a farm-out agreement with the AGR Group (“AGR”) to farm-out 5% in the Yitzchak License to AGR as Lead Operator in accordance with Israeli regulations applying to an “Operator” with the continued involvement of Adira as co-operator and formalized a letter of intent with Brownstone Energy Inc. (“Brownstone”) in respect of the Yitzchak License, enabling the formal registration of Brownstone’s 15% participating interest in the Israeli Petroleum Registry.

Pursuant to the Adira Farm-out Agreement, at the closing of the transactions contemplated by the Farm-out Agreement, Ellomay Oil and Gas will reimburse Adira for its proportionate share of the costs incurred by Adira to date of closing plus interest of LIBOR + 1%. This amount is currently expected to be approximately US$320,000. Ellomay Oil and Gas will also pay Adira a 3% overriding royalty interest (“ORRI”) on Ellomay Oil and Gas’s share of revenues from sold petroleum until repayment of Ellomay Oil and Gas’s expenditures in the work program plus interest of LIBOR + 1%, and 4.5% ORRI following such repayment.

In addition, following the closing of the transaction, each of Ellomay Oil and Gas and the other holders of the participating interests in the License will be required to bear and pay its respective share of all of the expenditures approved in relation to the License and to bear and pay its share of the carried interest with respect to AGR’s 5% participating interest (such payments will be reimbursed to Ellomay Oil and Gas by AGR from its proceeds for oil and gas attributed to its interest in the Yitzchak License).

Subject to professional assessments as to the prospects for successful exploration, Ellomay Oil and Gas further committed to finance its share of the anticipated expenditures in an amount of up to $2 million, less the amount that will be paid at closing as reimbursement of expenses. Thereafter, if Ellomay Oil and Gas does not contribute its share of expenditures in excess of such $2 million, it will be permitted to sell its participating interest to a third party and, if not sold, its holdings in the Yitzchak License would be diluted pro rata to the total expenditures in connection with the Yitzchak License. Our decision to invest funds beyond the $2 million will likely be influenced by our ability to obtain financing for such additional investment from outside sources and the terms of such financing.

Subject to the terms and conditions set out in the Adira Farm-out Agreement, in the event Adira solicits a strategic investor into the Yitzchak License, Ellomay Oil and Gas will reduce its participating interests pro rata to the entry of such investor.

The transaction contemplated by the Adira Farm-out Agreement was consummated on January 9, 2012. As of March 15, 2012 the holders of the Yitzchak License have not yet executed a Joint Operating Agreement. The holdings in the Yitzchak License are currently as follows: Adira 60%; Ellomay Oil and Gas 20%; Brownstone 15%; and AGR 5%. As of March 15, 2012, our expenditures in connection with the Yitzchak License amount to approximately $0.4 million. Therefore, we do not believe that our involvement with the Yitzchak Licenses is material to us as of such date.

Principal Capital Expenditures and Divestitures

During 2009 we did not have any principal capital expenditures or divestitures. During 2010, 2011 and up to the date of filing of this report, we made or accrued capital expenditures of an aggregate amount of approximately $50 million in connection with the Italian PV Plants, net of penalties due to delay in connection to the national grid of some of the PV Plants. During this period we also made a capital expenditure in the amount of approximately $0.2 million in connection with the MVNO project. Our aggregate capital expenditure in connection with the acquisition of shares in Dori Energy Infrastructure Ltd. was $14 million and our aggregate capital expenditure in connection with the Yitzchak License up to March 15, 2012 amounts to approximately $0.4 million. Our aggregate capital expenditure in connection with the Rinconada II PV Plant capital expenditures up to March 15, 2012 amount to approximately $7.3 million. As of March 15, 2012 we have in progress principal capital expenditures (that were not accrued as of December 31, 2011 or paid prior to March 15, 2012) in connection with the Yitzchak License in the amount of approximately $0.4 million.

For information on our financing activities please refer to “Item 4.B: Business Overview” and “Item 5: Operating and Financial Review and Prospects.”

B.           Business Overview

We are in the business of energy and infrastructure and our operations currently mainly include production of renewable and clean energy. We own eleven photovoltaic plants that are connected to their respective national grids and operating as follows: (i) ten photovoltaic plants in Italy with an aggregate capacity of approximately 10.8 MWp and (ii) 85% of one photovoltaic plant in Spain with a capacity of approximately 2.275 MWp, and indirectly own 7.5% of Dorad.

Our current plan of operation is to operate in the Italian and Spanish PV field and to manage our investments in the Israeli market and, with respect to the remaining funds we hold, to identify and evaluate additional suitable business opportunities in the energy and infrastructure fields, including in the renewable energy field, through the direct or indirect investment in energy manufacturing plants, the acquisition of all or part of an existing business, pursuing business combinations or otherwise.

PV Plants

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

Global trends in the industry

According to EPIA (European Photovoltaic Industry Association) the solar power market has grown significantly in the past decade. Despite the rapid growth, solar energy constitutes only a small fraction of the world’s energy output and therefore may have significant growth potential. According to EPIA, the global photovoltaic installations in 2010 reached 15 GW and may reach a total capacity of 688 GW by 2020 and 1,845 GW by 2030 as a function of the amount of incentives that are in place, such as FiT, further explained in “Item 4.B: Material Effects of Government Regulations on the PV Plants.”

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

Monitoring. There are two basic approaches to access information on the performance of a solar power system. The most accurate and reliable approach is to collect the solar power performance data locally from the counters and the inverter with a hard-wired connection and then transmit that data via the internet to a centralized database. Data on the performance of a system can then be accessed from any device with a web browser, including personal computers and cell phones. As an alternative to web-based remote monitoring, most commercial inverters have a digital display on the inverter itself that shows performance data and can also display this data on a nearby personal computer with a hard-wired or wireless connection.

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

These benefits have impacted our decision to enter into the solar photovoltaic market. We believe escalating fuel costs, environmental concerns and energy security make it likely that the demand for solar power production will continue to grow. Many countries, including Italy and Spain, have put incentive programs in place that directly spur the installation of grid-tied solar power systems. For further information please see “Item 4.B: Material Effects of Government Regulations on the PV Plants.”

There are several risk factors associated with the photovoltaic market. See “Item 3.D: Risk Factors - Risks Relating to the PV Plants.”

Our Photovoltaic Plants

The following table includes information concerning our PV Plants:

PV Plant Title	Capacity	Location	Technology of Panels	Connection to Grid	FiT (€/kWh) 1	Revenue in 20112
“Troia 8”	995.67 kWp	Province of Foggia, Municipality of Troia, Puglia region, Italy	Fix	January 14, 2011	0.346	$874,000
“Troia 9”	995.67 kWp	Province of Foggia, Municipality of Troia, Puglia region, Italy	Fix	January 14, 2011	0.346	$849,000
“Del Bianco”	734.40 kWp	Province of Macerata, Municipality of Cingoli, Marche region, Italy	Fix	April 1, 2011	0.346	$387,000
“Giaché”	730.01 kWp	Province of Ancona, Municipality of Filotrano, Marche region, Italy	Duel Axes Tracker	April 14, 2011	0.346	$489,000
“Costantini”	734.40 kWp	Province of Ancona, Municipality of Senigallia, Marche region, Italy	Fix	April 27, 2011	0.346	$411,000
“Massaccesi”	749.7 kWp	Province of Ancona, Municipality of Arcevia, Marche region, Italy	Duel Axes Tracker	April 29, 2011	0.346	$330,000
“Galatina”	994.43 kWp	Province of Lecce, Municipality of Galatina, Puglia region, Italy	Fix	May 25, 2011	0.346	$548,000
“Pedale (Corato)”3	2,993 kWp	Province of Bari, Municipality of Corato, Puglia region, Italy	Single Axes Tracker	May 31, 2011	0.289	$1,543,000
“Acquafresca”	947.6 kWp	Province of Barletta-Andria-Trani, Municipality of Minervino Murge, Puglia region, Italy	Fix	June 2011	0.291	$331,000
“D‘Angella”	930.5 kWp	Province of Barletta-Andria-Trani, Municipality of Minervino Murge, Puglia region, Italy	Fix	June 2011	0.291	$352,000
“Rinconada II”4	2,275 kWp	Municipality of Córdoba, Andalusia, Spain	Fix	July 2010	0.3223 5	--6
_________________________________
1. In addition to the FiT payment, the Italian PV Plants are eligible to receive the price paid for the electricity generated by the plant (“ritiro dedicato”) equal to the applicable electricity spot price. PV plants under 1 MW are eligible to receive a minimum spot price guarantee. The spot price changes in accordance to the hour, area and rates of demand and supply. In 2011 the spot price ranged between Euro 0.065-0.1034 per kWh and the terms and limitations of the minimum spot price guarantee change on annual basis.

2.  The PV Plants were connected to the national grid after January 1, 2011 and therefore the revenues generated in 2011 are not necessarily indicative of future annual revenues.

3.  See disclosure concerning the suspension of this PV Plant’s AU under “Material Effects of Government Regulations on the Italian PV Plants” below.

4.  This PV Plant is 85% owned by us.

5.  Linked to the Spanish consumer price index minus twenty-five basic points until December 31, 2012 and minus fifty basic points onwards.

6.  This PV Plant was acquired after December 31, 2011 and therefore no revenues were generated during 2011.

The construction and operation of the PV Plants entail the engagement of Contractors, in order to build, assemble, install, test, commission, operate and maintain the photovoltaic power plants, for the benefit of our wholly-owned subsidiaries.

Each of the PV Plants is constructed and operates on the basis of the following agreements:

•	an Engineering Procurement & Construction projects Contract (an “EPC Contract”), which governs the installation, testing and commissioning of a photovoltaic plant by the respective Contractor;

•	an O&M Agreement, which governs the operation and maintenance of the photovoltaic plant by the respective Contractor;

•
when applicable, an agreement between our relevant subsidiary and the Contractor, whereby the panels required for the construction of the photovoltaic plant will be purchased by such subsidiary directly from a third party supplier of such panels, and then transferred to the Contractor;

•	a number of ancillary agreements, including:

o	one or more “surface rights agreements” with the land owners, which provide the terms and conditions for the lease of land on which the photovoltaic plants are constructed and operated;

o	with respect to our Italian PV Plants –

•
standard “incentive agreements” with Gestore dei Servizi Elettrici (“GSE”), Italy’s energy regulation agency responsible, inter alia, for incentivizing and developing renewable energy sources in Italy and purchasing energy and re-selling it on the electricity market. Under such agreement, it is anticipated that GSE will grant the applicable FiT governing the purchase of electricity (FiTs are further detailed in “Item 4.B: Material Effects of Government Regulations on the Italian PV Plants”);

•
one or more “power purchase agreements” with GSE, specifying the power output to be purchased by GSE for resale and the consideration in respect thereof (in the event of sale via the “Dedicated Withdrawal System” as more fully described under “Item 4.B: Material Effects of Government Regulations on the Italian PV Plants”); and

•
one or more “interconnection agreements” with the Enel Distribuzione S.p.A (“ENEL”), the Italian national electricity grid operator, which provide the terms and conditions for the connection to the Italian national grid.

o	with respect to our Spanish PV Plant –

•
Standard “power evacuation agreements” with the Spanish power distribution grid company Endesa Distribución Eléctrica, S.L.U. (“Endesa”) regarding the rights and obligations of each party, concerning, inter alia, the evacuation of the power generated in the facility to the grid; and

•
Standard “representation agreements” with an entity that will represent the PV Principal in its dealings with the Spanish National Energy Commission (“CNE”) and the bid system managed by the operator of the market, Operador del Mercado Ibérico de Energía, Polo Español, S.A. (“OMEL”), who are responsible for payment of the FiT as more fully set described under “Item 4.B: Material Effects of Government Regulations on the Spanish PV Plants.” The representation agreements in connection with Rinconada II are with Nexus Energía, S.A (“Nexus”).

•
optionally, one or more “project financing agreements” with financing entities, as were already executed with respect to several of the PV Plants and as more fully described below, and as may be executed in the future with respect to one or more of the remaining PV Plants;

•	a stock purchase agreement in the event we acquire an existing company that owns a photovoltaic plant that is under construction or is already constructed.

The aggregate investment connection with the PV Plants, excluding Rinconada II, is approximately Euro 44 million (excluding the annual operation and maintenance costs) and an additional aggregate expenses in the amount of approximately Euro 1 million for ancillary expenses.

As all of our PV Plants are operational, the summaries below describe the material terms of the the O&M Agreements executed in connection with such PV Plants. The EPC Contracts and forms of O&M Agreements executed in connection with the Del Bianco and Giaché PV Plants were filed with the SEC as exhibits to our annual report for fiscal year ended December 31, 2009 and the EPC Contract executed in connection with the Pedale (Corato) PV Plant was filed with the SEC as an exhibit to our annual report for fiscal year ended December 31, 2010.

Operation and Maintenance Agreements

General

As mentioned above, each of the PV Plants is operated and maintained by a local contractor pursuant to an O&M Agreement executed between such Contractor and our subsidiary that owns the PV Plant (the “PV Principal”). Each O&M Agreement sets out the terms under which each of the Contractors is to operate and maintain the PV Plant once it becomes operational, i.e. starting from the issuance of a Provisional Acceptance Certificate pursuant to the applicable EPC Contracts and for a period of 20 years thereafter. The O&M Agreement is subsequently automatically extended for successive two (2) year periods, unless one party notifies the other party of its intention not to renew the agreement at least 6 months before the anticipated date of expiry of the applicable term.

A technical adviser, appointed by the PV Principal or the Financing Entity, is responsible for monitoring the performance of the services (the “Technical Adviser”). Our current Technical Adviser in Italy is a leading technical firm in Italy which appears in the Italian banks’ white list.

Currently many EPC companies provide O&M services to photovoltaic plants and we expect that, if required, we will be able to replace some or all of our current O&M Contractors with other contractors and service providers. However, we cannot ensure that if such replacement shall take place we will be able to receive the same warranties from the new contractor.

With respect to Rinconada II, the PV Plant is currently operated under an O&M Agreement executed by Conergy España, which sold Rinconada II to us. We expect to enter into a different O&M Agreement following negotiations with the contractor chosen by us to provide these services but as of March 15, 2012 have not entered into such new O&M Agreement yet.

The Services

Each O&M Agreement governs the provision of the following services: (i) Subscription Services, which include Preventive Maintenance Services (maintenance services such as cleaning of panels and taking care of vegetation, surveillance, remote supervision of operation and full operational status of the PV Plant) and Corrective Maintenance Services (services to correct incidents arising at the PV Plant or to remedy any anomaly in the operation of the PV Plant), and (ii) Non-Subscription Services, which are all services that are outside of the scope of the Subscription Services.

The Consideration

Based on the range of services offered by the Contractor, the annual consideration for the Subscription Services varies from Euro 19,000 to Euro 45,000 per MWp (linked in accordance with the Italian inflation rate) for each of the PV Plants, paid on a quarterly basis. The Subscription Services fee is fixed and the Contractor is not entitled to request an increase in the price due to the occurrence of unforeseen circumstances. This annual consideration does not include the price of the insurance policies to be obtained by the PV Principal to the extent they have an exposure, including industrial accidents in favor of PV Principal’s employees, civil liability for workers and insurance to cover vehicle civil liability.

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

Bonus Malus

The O&M Agreements sometimes provide for a bonus to be paid to the Contractor if the annual performance benchmarks of the PV Plant guaranteed by the Contractor are exceeded, and on the other hand the Contractor shall owe a penalty to the PV Principal if the PV Plant’s performance is below these benchmarks. The penalties and bonuses start to apply only upon the issuance of the Final Acceptance Certificate, i.e. two years after the PV Plant is operational.

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

Guarantees

The Contractor is required (either under the O&M Agreement or under a separate agreement) to provide an insurance bond, satisfactory to both the PV Principal and the Financing Entity, for an amount equal to 15% - 100% of the annual applicable price (the “O&M Guarantee”) to be renewed annually.

Intellectual Property License

Pursuant to the O&M Agreement, the Contractor grants an irrevocable, royalty-free license to the creations, plans, specifications, drawings, procedures, methods, products or inventions prepared or developed by the Contractor pursuant to the O&M Agreement, for use in the specific PV Plant. This license is not transferable, except in conjunction with all of the rights and obligations of the PV Principal under this agreement or in relation with the PV Plant.

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

Termination

The O&M Agreement is terminated automatically, subject to the Financing Entity’s consent, to the extent applicable, if the related EPC Contract is terminated for any reason.

Each party may terminate the O&M Agreement if the other is in breach of any of its obligations that remains uncured for 30 days following written notice thereof.

The PV Principal may terminate the O&M Agreement only after obtaining approval from the Financing Entity, to the extent applicable. Termination of the O&M Agreement by the PV Principal due to certain breaches by the Contractor (inter alia, due to the Contractor’s failure to enter into a direct agreement with the Financing Entity, to issue the Final Acceptance Certificate or to comply with the spare parts guarantee, or in the event that the maximum amount of liquidated damages is exceeded), entitle the PV Principal to liquidated damages calculated as a percentage of the applicable price for the relevant year, without prejudice to other damages that the PV Principal may incur.

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

o
The PV Principal may terminate the agreement at any time, by giving a 6-month - 12-month prior written notice to the Contractor. In the case of such withdrawal, the PV Principal may pay to the Contractor, in lieu of the notice, the amount the Contractor would have been entitled to receive during the applicable notice period.

o	Under some of the O&M Agreements, the Contractor can withdraw from the O&M Agreement at the tenth anniversary thereof by sending a 12-month prior written notice to the PV Principal.

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

Assignment

The Contractor may not assign the O&M Agreement without the prior written consent of the PV Principal. The PV Principal is authorized to assign the agreement to the Financing Entity or any person appointed by the Financing Entity. If such assignment is by means of a line of business assignment, the Contractor may not withdraw from the agreement. In addition, the O&M Agreement stipulates that all receivables arising from this agreement may be assigned or pledged to the Financing Entity as a security for the loan agreement with such entity.

Governing Law and Dispute Resolution

The O&M Agreement, like the EPC Contract, is governed and construed in accordance with local law. Disputes are generally subject to arbitration, although certain disputes may be resolved, at the request of one party, by a technical expert.

Additional Payments

In addition to payments to the Contractors under the O&M Agreements, the PV Principal will also be making annual payments to the owners of the land, pursuant to the building right agreements.

Financing Agreements

We executed several project finance agreements in connection with six of the PV Plants and may in the future exercise additional project finance agreements with respect to one or more of the remaining PV Plants. The following is a brief description of the project finance agreements that exist in connection with several of the PV Plants.

Leasint

On December 31, 2010, Ellomay PV Five S.r.l. and Ellomay PV Six S.r.l., our wholly-owned Italian subsidiaries that are the PV Principal for the Troia 9 and Troia 8 PV Plants, respectively, entered into Financial Leasing Agreements (the “Leasing Agreements”) with Leasint S.p.A. (“Leasint”).

Pursuant to the Leasing Agreements, each of Ellomay PV Five and Ellomay PV Six sold the PV Plants owned by them for a Euro 3.795 million before applicable VAT (such amount included payments to the EPC Contractors) and Leasint, in turn, leases the PV Plant to each of these entities in consideration for a down-payment equals approximately to 21% of the consideration and monthly payments of approximately Euro 20,000 commencing 210 days following the transfer of ownership of the relevant PV Plant to Leasint, for the duration of the Leasing Agreement (17 years), representing a nominal annual interest rate of 3.43%. The monthly payments are linked to the monthly EURIBOR (Euro Interbank Offered Rate). At the end of term of the Leasing Agreement, each of the respective subsidiaries has the option to purchase the PV Plant from Leasint for 1% of the consideration.

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

The Leasing Agreements may not be assigned by the PV Principals. In connection with the Leasing Agreements, the relevant PV Principals assigned their rights to receive credits from GSE to Leasint (to be used for payment of the monthly installments).

In connection with the Leasing Agreements, Ellomay Luxemburg, our wholly-owned subsidiary and the parent company of Ellomay PV Five and Ellomay PV Six, (i) undertook not to transfer its holdings in these companies without the prior written consent of Leasint, (ii) provided a pledge on the shares it holds in such companies in favor of Leasint in order to guarantee the obligations of these companies under the respective Leasing Agreement and (iii) agreed to the subordination of any receivables it may be entitled to receive from these companies. In connection with the Leasing Agreements and the foregoing undertakings by Ellomay Luxemburg, we undertook not to transfer more than 20% of our holdings of Ellomay Luxemburg without the prior written consent of Leasint.

As of March 15, 2012, we utilized the available funds under the Leasing Agreements amounting to approximately Euro 6 million.

Centrobanca

On February 17, 2011, Ellomay PV One S.r.l., our wholly-owned Italian subsidiary that is the PV Principal for the Del Bianco and Costantini PV Plants, entered into a project finance facilities credit agreement (the “Finance Agreement”) with Centrobanca – Banca di Credito Finanziario e Mobiliare S.p.A. (“Centrobanca”).

Pursuant to the Finance Agreement, Ellomay PV One received two lines of credit in the aggregate amount of Euro 4.65 million divided into:

(i)
a Senior Loan, to be applied to the costs of construction of the PV Plants (up to 80% of the relevant amount),  in the amount of Euro 4.1 million, accruing interest at the EURIBOR rate, increased by a margin of 200 basis points per annum, repaid semi annually with a maturity date of December 31, 2027; and

(ii)
a VAT Line, for payment of VAT due on the costs of construction in the amount of Euro 0.55 million, accruing interest at the EURIBOR rate, increased by 160 basis points per annum, repaid in one payment until December 31, 2013.

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

The Finance Agreement grants Centrobanca the right to terminate the agreement upon the occurrence of certain “Relevant Events”, including nonpayment, breach of certain obligations and cross default under certain other financial indebtedness, the right to accelerate payments (provided in addition to the termination and other remedies available under the Finance Agreement and applicable law) upon the occurrence of certain other “Relevant Events”, including insolvency of Ellomay PV One and the right to withdraw from the Finance Agreement upon the occurrence of any of the “Relevant Events.”

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

As of March 15, 2012, we utilized the available funds under the Finance Agreement amounting to approximately Euro 4.4 million.

Unicredit

On December 20, 2011, Ellomay PV Two S.r.l., our wholly-owned Italian subsidiary that is the PV Principal for the Giaché and Massaccesi PV Plants, entered into a loan agreement (the “Loan Agreement”) with Unicredit S.p.A. (“Unicredit”). Pursuant to the Loan Agreement, Ellomay PV Two received a line of credit up to an amount of Euro 5.047 million bearing an interest at the EURIBOR 6 month rate plus a range of 5.15%-5.35% per annum, depending on the period in which interest is accrued during the term of the Loan Agreement. The principal and interest on the loan are repaid semi-annually. The final maturity date of this loan is December 31, 2029.

The Loan Agreement provides for a defaults interest that will accrue upon a delay in payments. The outstanding loans may be prepaid subject to the provision of a prepayment notice and the requirement for prepayment of amounts that are not less than certain thresholds set forth in the Loan Agreement. The Loan Agreement also provides for mandatory prepayment upon the occurrence of certain events, including in the event the borrower receives insurance or indemnity compensation and in the event of a change in control of the borrower without Unicredit’s consent. The Loan Agreement includes various customary representations, warranties and covenants, including covenants to maintain certain financial ratios.

No amount re-paid or pre-paid under the Loan Agreement may be re-borrowed by Ellomay PV Two. Ellomay PV Two may not transfer any of the credits or other rights or obligations under the Loan Agreement.

The Loan Agreement grants Unicredit the right to terminate or withdraw from the agreement and to accelerate payments, in addition to remedies available under applicable law, upon the occurrence of certain “Relevant Events” that remain uncured within the periods specified therein, including nonpayment of any amount, breach of representations and warranties, insolvency of Ellomay PV Two, breach of certain obligations, waiver, suspension or interruption of the relevant PV Plants for certain periods and cross default under certain other financial indebtedness of Ellomay PV Two or Ellomay Luxemburg.

In connection with the Loan Agreement, Ellomay PV Two provided securities to Unicredit, including a mortgage on the PV Plants and an assignment of receivables deriving from the project contracts (including the agreements with GSE, credits resulting from the EPC Contracts and O&M Agreements and insurances).

In connection with the Loan Agreement, Ellomay Luxemburg, our wholly-owned subsidiary and the parent company of Ellomay PV Two (i) provided a pledge on the shares it holds in this company in favor of Unicredit in order to guarantee the obligations of this company under the Loan Agreement and related documents and (ii) agreed to the subordination of any receivables it may be entitled to receive from Ellomay PV Two. In addition, we and Ellomay Luxemburg entered into an equity contribution agreement with Ellomay PV Two and Unicredit that provides for Ellomay Luxemburg’s obligation to contribute funds to Ellomay PV Two and our obligation to cure Ellomay Luxemburg’s failure to do so, both under limited circumstances (certain additional project costs and failure of Ellomay PV Two to deliver warranty bonds under the Loan Agreement) and for limited amounts.

As of March 15, 2012, we utilized the available funds under the Loan Agreement amounting to approximately Euro 5 million.

Competition

Our competitors are mostly other entities that seek land and contractors to construct new power plants on their behalf or seek to purchase existing photovoltaic power plants due to the changing regulatory regime relating to newly built photovoltaic plants. The market for solar energy is intensely competitive and rapidly evolving, and many of our competitors who strive to construct new solar power plants have established more prominent market positions and are more experienced in this field. Our competitors in this market include Etrion Corporation (ETX.TO), Sunflower Sustainable Investments Ltd. (SNFL.TA), Allerion Cleanpower S.p.A., Origis Energy and Foresight Group. If we fail to attract and retain ongoing relationships with solar plants developers, we will be unable to reach additional agreements for the development and operation of additional solar plants, should we wish to do so.

Seasonality

Solar power production has a seasonal cycle due to its dependency on the direct and indirect sunlight and the effect the amount of sunlight has on the output of energy produced. Although we received the technical calculation of the average production recorded in the area of each of our PV Plants from our technical advisors and incorporated such data into our financial models, adverse meteorological conditions can have a material impact on the PV Plants’ output and could result in production of electricity below expected output.

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

Material Effects of Government Regulations on the PV Plants

The construction and operation of the PV Plants is subject to complex legislation covering, inter alia, building permits, licenses and the governmental long-term incentive scheme. The following is a brief summary of the regulations applicable to our PV Plants.

Material Effects of Government Regulations on the Italian PV Plants

The regulatory framework surrounding the Italian PV Plants consists of legislation at the Italian national and local level. Relevant European legislation has been incorporated into Italian legislation, as described below.

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

Decree 380 also regulates the so-called Dichiarazione di inizio attività (“DIA”) procedure. DIA is a self-certification process whereby the applicant declares that the project in question complies with all relevant requirements and conditions. The competent authority can deny the authorization within 30 days of receipt of DIA; should such a denial not be issued within such term - which is mandatory - the authorization shall be deemed granted and the applicant is allowed to start the works. The DIA procedure can be used in relation to plants whose power is lower than 20 kW. Since the expected power output of the PV Plants exceeds 20kW, the DIA is not available for the PV Plants. However, this is not applicable in the Puglia region, where regional legislation has increased the limit within which the DIA procedure can be used (see relevant section below).

The PV Plants rely on one AU, three DIAs and six Building Permits. Pedale is the PV Plant that relies on the AU. Please see below for more information on the suspension of Pedale’s AU.

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

•
via the so-called “Dedicated Withdrawal Plant” introduced by AEEG Resolution no. 280/07 and subsequent amendments. This is the most common way of selling electricity, as it affords direct and quick negotiations with the national energy handler (GSE), which will in turn deal with energy buyers on the market. We sell electricity though this method.

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

In addition, Regional Law no. 7 of 2004 has been amended by Law no. 99 of 2009, which specifies that the VIA Procedure is expressly excluded for plants with a nominal power lower than 1 MW. In the case of the PV Plants, the target nominal power for each PV Plant is less than 1 MW, such that the PV Plants are expected to be exempt from the VIA Procedure.

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

However, on March 26, 2010 Regional Law no. 31/2008 was annulled by the Constitutional Court (the “Court”) in so far as, contrary to what is set forth in Legislative Decree no. 387/2003, it increases up to 1 MWp the maximum power threshold (20 kW) established by Law no. 244/2007 for application of the DIA procedure. DIA issued according to Regional Law no. 31/2008 can therefore be voided on the basis of the Court judgment provided that they are successfully challenged by a third party having an interest or by the administrative bodies acting in self-protection (“autotutela”). As noted above, three of the PV Plants rely on DIAs that were issued under Regional Law 31/2008; however, as those PV Plants are already built and have been operating for the past several months, the period for a challenge by third parties or administrative bodies are deemed to have expired.

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

Nominal Power kWp	Non-Integrated	Partially Integrated	Arch. Integrated
1 kW ≤ P ≤ 3 kW	0.40 Euro/kWh	0.44 Euro/kWh	0.49 Euro/kWh
3 kW < P ≤ 20 kW	0.38 Euro/kWh	0.42 Euro/kWh	0.46 Euro/kWh
P > 20 kW	0.36 Euro/kWh2	0.40 Euro/kWh	0.44 Euro/kWh

The figures above refer to plants which started operation within December 31, 2008. For plants which commence operation between January 1, 2010 and December 31, 2010, the FiT will be reduced by 2% for each calendar year following 2008.

2With regard to the PV Plants the tariff for 2010 is equal to € 0.345/kWh.

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

However, a new decree entered into force on March 29, 2011 (the “Romani Decree”) provides that the Third Conto Energia shall apply only to photovoltaic plants whose grid connection has been achieved by May 31, 2011.

The Romani Decree provides that, starting from its entry into force, ground mounted PV plants installed on agricultural lands, will benefit from incentives, provided that:

a)	the power capacity of the plant is not higher than 1 MW and - in the case of lands owned by the same owner - the PV plants are installed at a distance of at least 2 km; and

b)	the installation of the PV plants does not cover more than 10% of the surface of agricultural land which is available to the applicant.

Such provisions shall not apply to ground mounted PV plants installed on agricultural lands provided either that they have been admitted to incentives within the date of entry into force of the Romani Decree, or the authorization for the construction of the PV plant was obtained, or the application there for submitted, by January 1, 2011; and provided that in any case the PV plant commences operations within one year from the date of entry into force of the Romani Decree. However, all PV Plants have been already connected to the national grid and, except for the Acquafresca and D’Angella PV Plants, have already been awarded the incentives agreed under the relevant EPC Contract.

As an implementation to the Romani Decree, a new Decree was issued on 5 May 2011 (the “Fourth Conto Energia”) setting out the new FiT for PV plants entering into operations after May 31, 2011.

The three following tables provide the FiT that will apply to PV plants entering into operations from June 1, 2011 until December 31, 2012 on the basis of the Fourth Conto Energia:

	June 2011		July 2011		August 2011
	PV plants on buildings	Other plants	PV plants on buildings	Other PV plants	PV plants on buildings	Other PV plants
	[€/kWh]	[€/kWh]	[€/kWh]	[€/kWh]	[€/kWh]	[€/kWh]
1≤P≤3	0.387	0.344	0.379	0.337	0.368	0.327
3<P≤20	0.356	0.319	0.349	0.312	0.339	0.303
20<P≤200	0.338	0.306	0.331	0.300	0.321	0.291
200<P≤1000	0.325	0.291	0.315	0.276	0.303	0.263
1000<P≤5000	0.314	0.277	0.298	0.264	0.280	0.250
P>5000	0.299	0.264	0.284	0.251	0.269	0.238

	September 2011		October 2011		November 2011		December 2011
	PV plants on buildings	Other PV plants	PV plants on buildings	Other PV plants	PV plants on buildings	Other PV plants	PV plants on buildings	Other PV plants
	[€/kWh]	[€/kWh]	[€/kWh]	[€/kWh]	[€/kWh]	[€/kWh]	[€/kWh]	[€/kWh]
1≤P≤3	0.361	0.316	0.345	0.302	0.320	0.281	0.298	0.261
3<P≤20	0.325	0.289	0.310	0.276	0.288	0.256	0.268	0.238
20<P≤200	0.307	0.271	0.293	0.258	0.272	0.240	0.253	0.224
200<P≤1000	0.298	0.245	0.285	0.233.	0.265	0.210	0.246	0.189
1000<P≤5000	0.278	0.243	0.256	0.223	0.233	0.201	0.212	0.181
P>5000	0.264	0.231	0.243	0.212	0.221	0.191	0.199	0.172

	January – June 2012		July – December 2012
	PV plants on buildings	Other PV plants	PV plants on buildings	Other PV plants
	[€/kWh]	[€/kWh]	[€/kWh]	[€/kWh]
1≤P≤3	0.274	0.240	0.252	0.221
3<P≤20	0.247	0.219	0.227	0.202
20<P≤200	0.233	0.206	0.214	0.189
200<P≤1000	0.224	0.172	0.202	0.155
1000<P≤5000	0.182	0.156	0.164	0.140
P>5000	0.171	0.148	0.154	0.133

The following table provides the FiT and the relevant reduction, which will apply to PV plants which will enter into operation after December 31, 2012 on the basis of the Fourth Conto Energia. Please note that commencing January 1, 2013 the FiT will include the price paid for the electricity generated by the plant (“ritiro dedicato”).

	PV plants on building		Other PV plants
	Omni-comprehensive tariff	Auto-consumption premium	Omni-comprehensive tariff	Auto-consumption premium
	[€/kWh]	[€/kWh]	[€/kWh]	[€/kWh]
1≤P≤3	0.375	0.230	0.346	0.201
3<P≤20	0.352	0.207	0.329	0.184
20<P≤200	0.299	0.195	0.276	0.172
200<P≤1000	0.281	0.183	0.239	0.141
1000<P≤5000	0.227	0.149	0.205	0.127
P>5000	0.218	0.140	0.199	0.121

Finally, a new decree entered into force on January 24, 2012 (the “Liberalizzazioni Decree”), and was converted into law by the Parliament on March 24, 2012 (and the conversion law entered into force on March 25, 2012). Article 65 of the Liberalizzazioni Decree, inter alia, provides that ground based PV plants located in agricultural areas will not be granted the FiT provided by the Romani Decree, unless they: (i) obtained the authorization for the construction of the PV plant or filed the application for the authorization by March 25, 2012 (i.e., the date of entry into force of the Decree conversion law), (ii) commence operations by September 21, 2012 (i.e, 180 days of the date of entry into force of the Decree conversion law), and (iii) comply with the Romani Decree requirements set forth above with respect to the power capacity of the plant, the distance between the PV plants and the percentage coverage of agricultural land of the PV plant. This provision applies the Romani Decree requirements to PV plants that were already authorized or applied for authorization by March 25, 2012 (while other PV plants will not be eligible for incentives). However, Article 65 of the Liberalizzazioni Decree also provides (by way of reference to the Romani Decree) that the incentive shall be granted to PV plants that do not meet the requirements in preceding item (iii) if they have obtained the authorization for the construction of the PV plant or filed the application for the authorization by January 1, 2011, provided that they commence operations within 60 days of March 25, 2012. This in particular applies to the Acquafresca and D’Angella Plants, which applied for the authorization prior to January 1, 2011 and already commenced operations.

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

Suspension of Pedale’s AU

Following the acquisition of Pedale it became clear that the Contractor had implemented a variation in the layout as compared to the initially authorized project. Pedale’s technical advisor advised, however, that the variation could not be deemed substantial as it actually reduced the surface occupied by the PV Plant, thus having a lighter environmental impact.

Following discussions with local authorities, the municipality formally accepted the variation by issuing a nulla osta. Furthermore, the Contractor filed a specific implied-consent permit procedure to which the municipality did not raise any objections within the prescribed deadline.

However, on February 21, 2012 Pedale received a letter from the Region notifying it that the AU issued in connection with Pedale was suspended, mainly due to the implementation of the aforementioned building variation, and that an internal process that may lead to the revocation of the AU has commenced. Following receipt of this letter, Pedale appointed a local administrative counsel with the aim to deal with the Region on behalf of Pedale during the suspension procedure and argue in favor of the validity of the AU. This local counsel opined that the AU should be deemed valid and, in any case, the variation should be approved as it is not substantial. This has also been stated in a letter sent on behalf of Pedale to the Region. The local counsel also pointed out that in his opinion, pending the suspension of the AU, it is not required that the operation of the Pedale PV Plant be suspended, and indeed the PV Plant operating as of the date hereof.

We note that although the letter of the Region specified that the procedure was to be concluded within 30 days of receipt of the letter by Pedale (i.e. by March 21, 2012), such deadline is not mandatory and the procedure is as of the date hereof still pending we cannot predict when it will be concluded.

Under the EPC Contract applicable to Pedale, the Contractor is liable for the full suitability of the permits (including the AU). Suspension of the AU will entitle the relevant PV Principal (without prejudice to any further remedies) to terminate the EPC Contract for reasons attributable to the Contractor. The PV Principal has sent a letter to the Contactor reserving the right to terminate the EPC Contract within 120 days following receipt of the AU suspension letter.

Material Effects of Government Regulations on the Spanish PV Plants

General legal framework

The power production from renewable energy sources in Spain benefits from economic incentives under the so called “Special Regime.”

Royal Decree 661/2007, of May 25, 2007 (“RD 661/2007”) sets forth the general basis of the economic regime for any power production installation in the Special Regime regardless the technology (e.g. wind, thermosolar, photovoltaic, etc.). Royal Decree 1578/2008, of September 26, 2008 (“RD 1578/2008”) sets forth the procedure for the assignation of the feed-in tariff to PV solar plants commissioned after September 29, 2008 (the limit date under RD 661/2007).

Economic incentives of the Special Regime

Pursuant to RD 661/2007, the consideration for the electricity produced under the Special Regime may be paid by means of three different alternative schemes to be elected by the producer:

(a)	As a consequence of selling the electricity produced at the feed-in tariff;

(b)
As a consequence of selling the electricity produced on the wholesale power production market managed by the market operator (OMEL) at the market price plus a regulated premium. In this case, the premium is limited by a cap and there is a floor for the total remuneration to be received by the relevant power plant; or

(c)	As a consequence of selling the electricity produced at the price negotiated between the parties in a bilateral or forward contract, entered into by a producer and an off-taker.

Any power production facility in the Special Regime is entitled to choose between the feed-in tariff and the market price and may switch from one scheme to the other provided that a minimum period of one year has elapsed between one scheme and the other.

Feed in tariff applicable to PV solar plants under RD 1578/2008

RD 661/2007 embodies the general framework of the economic regime applicable to any PV solar technology and regulates the terms of the feed-in tariff applicable to PV solar plants commissioned on or before September 29, 2008. The economic regime set forth in RD 661/2007 is also applicable to the electricity produced by PV solar plants commissioned after September 29, 2008, except for (i) the requirements to the access to the feed-in tariff (i.e. the requirement of registration in the Pre-assignation Registry (as hereinafter defined) in order to qualify for the relevant feed-in tariff, as further explained below), which are different to those requirements established pursuant to the RD 1578/2008 and (ii) the values of the feed-in tariff applicable to PV solar technology.

RD 1578/2008 has introduced significant changes in the economic regime for the PV solar technology, including: (i) the establishment of a new classification of PV solar plants and setting of new power capacity limits, (ii) creation of the Registry for the Pre-assignation of tariff (“Registro de Preasignacion de Retribución”) (the “Pre-assignation Registry”), and (iii) setting forth new quotas of aggregate installed power capacity for PV solar technology and new feed-in tariff values which are directly connected with the Pre-assignation Registry.

Classification of PV solar plants

RD 1578/2008 establishes a new classification of PV solar plants distinguishing between two categories (article 3 RD 1578/2008):

(a)	Type I – PV solar roof plants (or plants developed in similar surfaces); and

(b)	Type II – Any other type of PV solar plants (mainly, ground PV solar plants).

Power capacity limits for PV solar plants under RD 1578/2008

The maximum capacity for the PV solar plants included in Type I shall not exceed 2MW and for plants included in Type II, the installed capacity shall not exceed 10 MW.

The criterion for the calculation of the power capacity of a given PV solar plant under RD 1578/2008 differs from that established in RD 661/2007. Pursuant to article 10 of RD 1578/2008 the power installed capacity of a PV solar plant is calculated as follows: Solar PV production units which are located in cadastral references with the same initial fourteen digits shall be considered as one single plant; hence their capacities shall be added together, and solar PV production units which are connected to the same point of the distribution or transportation network, or which have a common feed-in line, shall be considered as one single plant, hence their capacities shall be added together.

Access to the feed-in tariff

In order to be entitled to obtain the feed-in tariff of RD 1578/2008 any PV solar project (regardless of its type) shall be recorded with the Pre-Assignation Registry which is managed by the Spanish Ministry of Industry, Tourism and Commerce (“MITYC”). The registration in the Pre-assignation Registry does not eliminate the mandatory registration of the relevant PV solar plant in the Administrative Registry of Installations under the Special Regime (“RIPRE”).

In addition to the abovementioned registration, RD 1578/2008 also requires that within 16 months from the date of its registration in the Pre-assignation Registry the commissioning of the PV solar plant will be completed and the PV solar plant will start to sell the electricity produced. Otherwise the plant shall not be entitled to the feed-in tariff.

For registration purposes, the Spanish Government issues a call for registration for each following quarter (i.e. the call for registration takes place 4 times a year). The call for registration includes the maximum power capacity (in MW) that will be pre-assigned for that specific quarter and remunerated at the feed-in-tariff, as well as the feed-in-tariff, which decreases from quarter to quarter (i.e. the feed-in-tariff of the second quarter is lower than the feed-in-tariff of the first quarter).

The Pre-Assignation Registry is currently suspended pursuant to Royal Decree-Law of 1/2012, dated January 27, 2012. Thus, at the moment, no further PV solar technology developments are possible under the feed in tariff scheme.

Limitations on the feed-in tariff

Various regulations currently limit the right to receive the feed in tariff scheme. Royal Decree 1565/2010, of November 19, 2010 limits the right to receive the feed-in tariff to the first 30 years of the exploitation of a PV solar plant. Royal Decree-Law 14/2010 of December 23, 2010 provides that any given PV solar facility is only entitled to receive the feed in tariff for a certain amount of equivalent hours depending on the Climatic Solar Zone where the relevant facility is located. In accordance with the scope of application of the aforementioned regulations, the amendments include PV plants already commissioned at the date of entry into force of the said regulations in addition to future PV plants. Thus, the amendments introduced are retroactive concerning any PV plants which were already in operation when the regulations were approved.

Update of the feed in tariff

Pursuant to Article 12 of RD 1578/2008, feed-in tariffs shall be updated annually, starting on January 1 of the second year following the quarter in which they were established, according to the formulas and criteria set forth in Article 44.1 of RD 661/2007. Pursuant to Article 44 of RD 661/2007, feed-in tariffs and premiums shall be annually updated taking as a reference the increase of the Consumer Price Index (IPC) minus twenty-five basic points until December 31, 2012 and minus fifty basic points onwards.

The last update of the feed-in tariff for PV Solar plants under RD 661/2007 was adopted by means of Order ITC/3519/2009 of December 28, 2009.

General licensing procedure for PV Solar plants in the region of Andalusia

The inclusion of a PV Solar plant in the Special Regime implies that the PV Solar plant is prima facie entitled to receive the economic benefits of the Special Regime, as its main characteristics fulfil the legal requirements set-forth in Article 27 of Law 54/1997 of November 27, 1997 on the Electricity Sector ("Law 54/1997"). The Resolution in which the PV Solar plant is included in the Special Regime is to be granted by the Regional Energy Department.

Bank Guarantee

Pursuant to Section 7 of Regional Decree 50/2008 of February 19, 2008, regulating the administrative procedures of PV Solar plants to be located in he Autonomous Region of Andalusia (“Decree 50/2008”), enacted in accordance to section 66 bis of Royal Decree 1955/2000, of December 1, 2000, regulating the transmission, distribution, trading and supply activities and authorisation procedures for electrical power facilities, a bank guarantee in benefit of the Regional Economy and Finance Department of a total amount equivalent to Euro 500 per kW of installed capacity is required to secure the connection point of a PV solar plant to the power grid during the licensing procedure.

Assignment of the connection point by the power distribution company

The manager of the power distribution grid of the area is responsible for granting access and connection to the power grid to new power installations to be erected in its influence area. The assignment of the connection point implies that the PV Solar Plant is entitled to inject the electricity output into the grid in a specific connection point.

Administrative authorization and execution project.

The construction and operation of a PV Solar plant within the Special Regime is subject to the prior awarding of an administrative authorization and execution of a project approval by the Autonomous Region of Andalusia.

Pursuant to section 11 of Decree 50/2008 the administrative authorization and the execution project approval may be granted by a sole administrative decision (“resolución administrativa única”).

Apart from the abovementioned obligations, the construction and operation of a solar PV solar plant in the Region of Andalusia requires the granting of the appropriate authorizations, licenses and permits from the relevant Regional Environmental Department, as well as certain town and country planning licenses to be obtained from the City Council where the solar PV solar plant is to be located.

Once the solar PV plant has been granted with the relevant authorizations and licenses required by the applicable regulations, the PV solar plant may be registered with the Pre-Assignation Registry and therefore be able to benefit from the tariff established by RD 1578/2008; provided that the Plant is finally registered in the RIPRE and has started selling electricity within 16 months following the date of publication in the MITYC web page of the registration of the PV Installations in the Pre-assignation Registry.

After completion of the construction works of a PV solar plant, the owner shall apply for the Official Commissioning Record (“acta de puesta en servicio”) issued by the Regional Energy Department, which entitles the relevant company to run the PV Solar plant and to sell the power output. Provided that the Official Commissioning Record was obtained, the PV Solar plant shall apply for the Final Registration of the PV installations in RIPRE. The Final Registration in RIPRE is a prerequisite for a PV Solar plant to sell the power output under the Special Regime.

Rinconada II

Rinconada II is fully commissioned and is currently entitled to receive a feed-in tariff of 30.71893 c€/kWh, corresponding to the second quarter of year 2009 of the Pre-assignation Registry, in exchange for the electricity produced, limited to a total amount of 1,632 equivalent hours of production, during the first 30 year of its operation. Rinconada II has been awarded with all the permits and licenses required to its construction and exploitation except as for the activity license to be granted by the City Council of Córdoba. Under the asset purchase agreement and share purchase agreements executed in connection with the purchase of Rinconada II, the seller undertook, as one of the conditions subsequent, to obtain the activity license within a certain period from the execution of these agreements. If the seller does not obtain the activity license within the specified period, we will be entitled to terminate the agreement and recover the consideration paid under them.

Investment in Dori Energy

General

On November 25, 2010, Ellomay Clean Energy Ltd. (“Ellomay Energy”), our wholly-owned subsidiary, entered into an Investment Agreement (the “Dori Investment Agreement”) with U. Dori Group Ltd. (“Dori Group”), and U. Dori Energy Infrastructures Ltd. (“Dori Energy”), with respect to an investment by Ellomay Energy in Dori Energy. The Dori Investment Agreement provided that subject to the fulfillment of certain conditions precedent, Ellomay Energy shall invest a total amount of NIS 50 million (approximately $ 14.1 million) in Dori Energy, and shall be issued a 40% stake in Dori Energy’s share capital. The transaction contemplated by the Dori Investment Agreement (the “Dori Investment”) was consummated on January 27, 2011 (the “Dori Closing Date”), resulting in Ellomay Energy holding 40% of Dori Energy’s share capital and the remainder (60%) is held by Dori Group. Following the Dori Closing Date, the holdings of Ellomay Energy in Dori Energy were transferred to Ellomay Clean Energy Limited Partnership (“Ellomay Energy LP”), an Israeli limited partnership whose general partner is Ellomay Energy and whose sole limited partner is us. Ellomay Energy LP replaced Ellomay Energy with respect to the Dori Investment Agreement and the Dori SHA.

Ellomay Energy was also granted an option to acquire additional shares of Dori Energy that, if exercised, will increase Ellomay Energy’s percentage holding in Dori Energy to 49% and, subject to the obtainment of certain regulatory approvals – to 50%.

Concurrently with the consummation of the Dori Investment, Dori Energy entered into an agreement with Israel Discount Bank Ltd. (“Discount Bank” and the “Discount Bank Agreement”) pursuant to which Discount Bank extended to Dorad, as per Dori Energy’s request, a NIS 120 million (approximately $34 million) bank guarantee that was required to allow Dori Energy to extend its pro rata share of the equity required by Dorad for the power plant project. Ellomay Energy and we guaranteed, jointly and severally, 40% of the liabilities of Dori Energy towards Discount Bank under the Discount Bank Agreement. In addition, each of Ellomay Energy and U. Dori also pledged their holdings in Dori Energy in favor of Discount Bank as a security for the fulfillment of Dori Energy’s obligations to Discount Bank under the Discount Bank Agreement. The term of this guarantee was extended for one additional year and in the agreement authorizing such extension, each of Ellomay Energy LP and the Dori Group undertook to Discount Bank, that in the event Dorad requires funding from Dori Energy pursuant to the agreement between Dorad and its shareholders, each of Ellomay Energy LP and the Dori Group shall extend to Dori Energy its pro rata share of such funding.  Therefore, we may be required by Discount Bank to extend additional funding to Dori Energy although we believe that the Dori Group is obligated to extend such funding, in its entirety, under the Dori Investment Agreement. During 2011 and 2012, we extended an additional aggregate amount of $2 million to Dori Energy although we believe the Dori Group was obligated to extend this amount to Dori Energy under the Dori Investment Agreement. The differences between us and the Dori Group in connection with such financing obligations are now being mediated among us, the Dori Group and Dori Energy and may eventually be resolved in an arbitration process.

Concurrently with the execution of the Dori Investment Agreement, Ellomay Energy, Dori Energy and Dori Group have also entered into the Dori SHA that became effective upon the Dori Closing Date. The Dori SHA provides that each of Dori Group and Ellomay Energy is entitled to nominate two directors (out of a total of four directors) in Dori Energy. The Dori SHA also grants each of Dori Group and Ellomay Energy with equal rights to nominate directors in Dorad, provided that in the event Dori Energy is entitled to nominate only one director in Dorad, such director shall be nominated by Ellomay Energy for so long as Ellomay Energy holds at least 30% of Dori Energy. The Dori SHA further includes customary provisions with respect to restrictions on transfer of shares, a reciprocal right of first refusal, tag along, principles for the implementation of a BMBY separation mechanism, veto rights, etc.

The Dorad Project

Dori Energy is the holder of 18.75% of Dorad, a private Israeli company that is promoting the Dorad Project. Dori Energy LP’s representative on Dorad’s board of directors is currently Mr. Hemi Raphael, who is also a member of our Board of Directors. Dorad has entered into a credit facility agreement with a consortium lead by Bank Hapoalim Ltd., and financial closing of the Project was reached on January 27, 2011.

The Dorad Project entails the construction of a combined cycle power plant based on natural gas, with a production capacity of approximately 800 MW, on the premises of the Eilat-Ashkelon Pipeline Company (EAPC) located south of Ashkelon. The electricity produced is expected to be sold to end-users throughout Israel and to the National Electrical Grid. The transmission of electricity to the end-users shall be done via the existing transmission and distribution grid, in accordance with the provisions of the Electricity Sector Law and its Regulations, and the Standards and the tariffs determined by the Public Utility Authority - Electricity. The Dorad power plant will be based on combined cycle technology using natural gas. The combined cycle configuration is a modern technology to produce electricity, where gas turbines serve as the prime mover. After combustion in the gas turbine to produce electricity, the hot gases from the gas turbine exhaust are directed through an additional heat exchanger to produce steam. The steam powers a steam turbine connected to a generator, which produces additional electric energy.

The Dorad power plant is currently under construction and is expected to commence operations in September-October 2013. The Dorad power plant will be a bi-fuel plant, using natural gas as the main fuel and diesel oil in the event of an emergency.

Sources and Availability of Raw Materials for the Operations of the Dorad Power Plant

Dorad previously executed a gas sale agreement for the supply of natural gas for its operations with the Egyptian company, EMG.  In early 2011, riots in Egypt have led to political instability and to the resignation of the President of Egypt and the appointment of a new government. In addition, during 2011 several explosions of gas pipelines at the Egyptian National Grid in Sinai occurred causing the halt of supply of natural gas from Egypt for various periods pending repair of the gas pipelines. Due to the instability in the region and the continued disruptions in the supply of natural gas by EMG during the past year, Dorad may be required to procure natural gas from other sources. There are several additional potential suppliers of natural gas in the area, including companies holding oil and gas exploration and excavation licenses in the Mediterranean sea.

Material Effects of Government Regulations on Dorad’s Operations

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

In February 2010, the Authority granted Dorad a Conditional License, as defined by the Electricity Market Regulations (Conventional Private Electricity Manufacturer), 2005, (the “Conditional License”) for the construction of a natural gas (and alternative fuel for back up purposes) operated power plant in Ashkelon, Israel for the production of electricity, with an installed production capacity of 760-850 MWp. The Conditional License includes several conditions precedent to the entitlement of the holder of the Conditional License to produce and sell electricity to the Israeli Electric Company. The Conditional License shall be valid for a period of fifty four (54) months commencing from the date of its approval by the Israeli Minister of National Infrastructures, subject to compliance, by Dorad, with the milestones set forth therein, and the other provisions set forth therein. If Dorad shall comply with all the conditions and meet all the milestones, as detailed in the Conditional License, it is expected to be granted with a permanent electricity production license under the Conditional License. In September 2010, Dorad received a draft approval of conditional tariffs from the Authority that sets forth the tariffs applicable to the Dorad Project throughout the period of its operation.

In addition, in July 2009, the Licensing Authority of the National Planning and Construction Board for National Infrastructure established pursuant to the Israeli Zoning and Construction Law, 1996 (the “Construction Law”), granted a building permit with respect to the Dorad Project (Building License No. 2-01-2008), as required pursuant to the Construction Law.

Material Effects of Government Regulations - General

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

As following sale of our business to HP we had no operations and substantially all of our assets consisted of the monetary consideration received from HP, we could then fall within the definition of an “investment company” under the Investment Company Act, if we invested more than 40% of our assets in “investment securities”, as defined in the Investment Company Act. Investments in securities of majority owned subsidiaries (defined for these purposes as companies in which we control 50% or more of the voting securities) are not “investment securities” for purposes of this definition. Unless we limited the nature of our investments to cash and cash equivalents (which are generally not “investment securities”) and succeeded in making strategic “controlling” investments, we could have been deemed to be an “investment company.”

We do not believe that our current asset structure results in our being deemed to be an “investment company,” as we control the Italian PV Plants via wholly-owned subsidiaries and the current fair value of the shares we hold in Dori Energy and of our interests in other activities as detailed above does not in our judgment exceed 40% of our aggregate assets, excluding our assets held in cash and cash equivalents. If we were deemed to be an “investment company,” we would not be permitted to register under the Investment Company Act without an order from the SEC permitting us to register because we are incorporated outside of the United States and, prior to being permitted to register, we would not be permitted to publicly offer or promote our securities in the United States. Even if we were permitted to register, it would subject us to additional commitments and regulatory compliance. Investments in cash and cash equivalents or in other assets that are not deemed to be “investment securities” might not be as favorable to us as other investments we might make if we were not potentially subject to regulation under the Investment Company Act. We seek to conduct our operations, including by way of investing our cash and cash equivalents, to the extent possible, so as not to become subject to regulation under the Investment Company Act. In addition, because we are actively engaged in exploring and considering strategic investments and business opportunities, and in fact have entered the Italian photovoltaic power plants market through controlling investments, we do not believe that we are currently engaged in “investment company” activities or business.

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

Our characterization as a “shell company” subjected us to various restrictions and requirements under the U.S. Securities Laws. For example, in the event we consummated a transaction that caused us to cease being a “shell company,” we were required to file a report on Form 20-F within four business days of the closing of such transaction. We filed such Form 20-F that included full disclosure with respect to the PV Plants and our post-transaction status on March 10, 2010, following the execution of the EPC Contracts in connection with the Del Bianco and Costantini PV Plants.

Therefore, we believe that since the execution of the EPC Contracts on March 4, 2010, we have ceased being a “shell company.” However, as noted below, the fact that we previously could have been deemed to be a “shell company” continues to affect us in certain ways.

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

C.           Organizational Structure

Our Italian PV Plants are held by the following Italian companies, wholly-owned by Ellomay Luxembourg Holdings S.àr.l. (a Luxemburg company), which, in turn, is wholly-owned by us: (i) Ellomay PV One S.r.l., (ii) Ellomay PV Two S.r.l., (iii) Ellomay PV Five S.r.l., (iv) Ellomay PV Six S.r.l., (v) Energy Resources Galatina S.r.l., (vi) Pedale S.r.l., (vii) Luma Solar S.r.l. and (viii) Murgia Solar S.r.l. Our Spanish PV Plant is held by Ellomay Spain S.L., a Spanish company 85% owned by Ellomay Luxemburg. Ellomay Spain owns 21 Spanish companies, each holding a 90 kW solar installation portion of the Riconada II, the first named Energía Solar Fotovoltaica Parque 15, S.L. and the others bear a similar name with references to different numbers (16-34 and 69).

Our holdings in Dori Energy are held by Ellomay Clean Energy Limited Partnership, an Israeli limited partnership whose general partner is Ellomay Clean Energy Ltd., a company incorporated under the laws of the State of Israel wholly-owned by us.

D.           Property, Plants and Equipment

Our office space of approximately 306 square meters is located in Tel Aviv, Israel. This lease expires in April 2013 and we have an option to extend it until April 2016. We sub-lease a small part of our office space to a company controlled by Mr. Shlomo Nehama, at a price per square meter based on the price that we pay under our leases. This sub-lease agreement was approved by our Board of Directors.

The PV Plants are located in Italy and in Spain. Pursuant to the building right agreements executed by our subsidiaries that are PV Principals in connection with the PV Plants, our subsidiaries own the PV Plants and received the right to maintain the PV Plant on the land on which they are located (the “Lands”). The ownership of the Lands remains with the relevant owners of the Lands who are the grantors of the building rights under the respective building right agreements. In the case of the Galatina Plant our subsidiary owns the land on which the PV Plant is built. The following table provides information with respect to the Lands and the PV Plants:

PV Plant	Size of Property	Location	Owners of the PV Plants/Lands
“Troia 8”	2.42.15 hectares	Province of Foggia, Municipality of Troia, Puglia region	PV Plant owned by Leasint and leased to Ellomay Six S.r.l. / Building right granted to Ellomay PV Six S.r.l. from owners
“Troia 9”	2.39.23 hectares	Province of Foggia, Municipality of Troia, Puglia region	PV Plant owned by Leasint and leased to Ellomay Five S.r.l. / Building right granted to Ellomay PV Five S.r.l. from owners
“Del Bianco”	2.44.96 hectares	Province of Macerata, Municipality of Cingoli, Marche region	PV Plant owned by Ellomay PV One S.r.l./ Building right granted to Ellomay PV One S.r.l. from owners
“Giaché”	3.87.00 hectares	Province of Ancona, Municipality of Filotrano, Marche region	PV Plant owned by Ellomay PV Two S.r.l. / Building right granted to Ellomay PV Two S.r.l. from owners
“Costantini”	2.25.76 hectares	Province of Ancona, Municipality of Senigallia, Marche region	PV Plant owned by Ellomay PV One S.r.l. / Building right granted to Ellomay PV One S.r.l. from owners
“Massaccesi”	3,60,60 hectares	Province of Ancona, Municipality of Arcevia, Marche region	PV Plant owned by Ellomay PV Two S.r.l. / Building right granted to Ellomay PV Two S.r.l. from owners
“Galatina”	4.00.00 hectares	Province of Lecce, Municipality of Galatina, Puglia region	PV Plant and Land owned by Energy Resources Galatina S.r.l.
“Pedale (Corato)”	13.59.52 hectares	Province of Bari, Municipality of Corato, Puglia region	Building Right granted to Pedale S.r.l. that will own the PV Plant once constructed/ Land held by owners and leased to Pedale S.r.l.
“Acquafresca”	3.38.26 hectares	Province of Barletta-Trani, Municipality of Minervino Murge, Puglia region	Building Right granted to Murgia Solar S.r.l. owns the PV Plant. Land held by owners and leased to Murgia Solar S.r.l.
“D‘Angella”	3.79.570 hectares	Province of Barletta-Trani, Municipality of Minervino Murge, Puglia region	Building Right granted to Luma Solar S.r.l. that owns the PV Plant. Land held by owners and leased to Luma Solar S.r.l.
“Rinconada II”1	81,103 m²	Municipality of Córdoba, Andalusia, Spain	Building Right granted to Ellomay Spain S.L. that owns the PV Plant. Land held by owners and leased to Ellomay Spain S.L.
_____________
1. This PV Plant is 85% owned by us.

For more information concerning the use of the properties in connection with the PV Plants, see “Item 4.A: History and Development of Ellomay” and “Item 4.B: Business Overview” above.

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

Our financial statements have been prepared in accordance with IFRS, which differ in certain significant respects from U.S. GAAP. We adopted IFRS with a transition date of January 1, 2009.

As we have only recently commenced new operations, and as our Italian PV Plants began operations only during 2011, we acquired 85% of the Riconada II PV Plant in Spain only during 2012 and our other investments were not operating as of December 31, 2011, the data presented in our consolidated financial statements and in our discussion below are not indicative of our future operating results or financial position.

A.           Operating Results

General

We are involved in the production of renewable energy through our ownership of the PV Plants in Italy and Spain. As of March 15, 2012, all of our PV Plants, with an aggregate capacity of approximately 10.8 MWp in Italy and of approximately 2.275 MWp in Spain (owned by an 85% held subsidiary), are connected to the applicable national grid and operating. In addition, we have made several investments in Israel, mainly in the energy manufacturing and energy related field. See “Item 4.A: History and Development of Ellomay” and “Item 4.B: Business Overview” for more information.  As of March 15, 2012, we hold approximately $26.4 million in cash and cash equivalents, approximately $16.4 million in short term restricted cash, approximately $10 million in short term deposits and approximately 2.2 in long term restricted cash.

Our current plan of operation is to operate in the Italian and Spanish PV field and to manage our investments in the Israeli market and, with respect to the remaining funds we hold, to identify and evaluate additional suitable business opportunities in the energy and infrastructure fields, including in the renewable energy field, through the direct or indirect investment in energy manufacturing plants, the acquisition of all or part of an existing business, pursuing business combinations or otherwise.

The sale of our wide-format printing business to Hewlett-Packard Company, and several of its subsidiaries, was consummated on February 29, 2008. The aggregate consideration in connection with the HP Transaction amounted to $122.6 million. Of the total consideration, an amount of $0.5 million was withheld in connection with the obligation of one our subsidiaries that were sold to HP with respect to the government grants, and an amount of $14.5 million was deposited into an escrow account to secure our indemnity obligations. Following the submission of the claims and responses and negotiations between us and HP in connection with the funds deposited in the escrow account, we executed a settlement agreement with HP on July 27, 2010 and received approximately $7.2 million (plus accrued interest) out of the $14.5 million that were deposited in the escrow account.

Critical Accounting Policies and Estimates

We adopted IFRS as issued by the IASB in 2010, with the date of transition to IFRS being January 1, 2009.

Our significant accounting policies are more fully described in Note 2 to our consolidated financial statements. Certain accounting principles require us to make certain estimates, judgments and assumptions that affect the reported amounts recognized in the financial statements. However, uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of the asset or liability affected in future periods. Estimates and underlying assumptions are reviewed on an ongoing basis. The changes in accounting estimates are recognized in the period of the change in estimate. The key assumptions made in the financial statements concerning uncertainties at the balance sheet date and the critical estimates computed by us that may cause a material adjustment to the carrying amounts of assets and liabilities within the next financial year are the following:

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

Uncertain Tax positions

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

Purchase price allocation

We are required to allocate the purchase price of investment in investees to the assets and liabilities of the investee, on the basis of their estimated fair value. In material acquisitions we engage independent valuers to assist us in determining the fair values of these assets and liabilities. This valuation requires management to use significant estimates and assumptions. The intangible assets that were recognized with the assistance of valuers include the customer portfolio. Critical estimates that were used to value certain assets include, inter alia, the cash flows expected from the customer portfolio Management’s assessments regarding the fair value and useful life are based on assumptions management considered reasonable, but involve uncertainty, therefore actual results may be different.

Results of Operations

On June 9, 2011, we effected a one-for-ten reverse share split. All share and per share data for periods prior to that date have been retroactively adjusted to reflect this reverse share split.

Year Ended December 31, 2011 Compared with Year Ended December 31, 2010

Revenues were approximately $6.1 million for the year ended December 31, 2011, compared to $0 for the year ended December 31, 2010. Cost of sales were approximately $3.1 million for the year ended December 31, 2011, compared to $0 for the year ended December 31, 2010. This increase was due to the commencement of operations of our Italian PV Plants subsequent to January 1, 2011.

General and administrative expenses were approximately $3.1 million for the year ended December 31, 2011, compared to approximately $3.2 million for the year ended December 31, 2010. This decrease was primarily due to decreased due diligence related expenses as a result of our increased knowledge in the Italian PV market and less due diligence processes that did not mature into transactions.

Financial expenses, net were approximately $1.2 million in the year ended December 31, 2011. Financial income, net was approximately $1.4 million in the year ended December 31, 2010. This increase in financial expenses was mainly attributable to the fair value measurement of swap contracts and option to purchase additional shares of Dori Energy and to the interest expenses on our short-term loans and borrowings, financial lease obligations and long-term bank loans.

Share of losses of equity accounted investees was approximately $0.6 million in the year ended December 31, 2011, compared to approximately $0.07 million in the year ended December 31, 2010. This increase was due to the closing of our investment in Dori Energy in January 2011.

Tax benefit was approximately $1 million in the year ended December 31, 2011, compared to approximately $0.04 million in the year ended December 31, 2010.  The tax benefit during the year ended December 31, 2011 is primarily attributable to tax assessments that have reached their statute of limitation decreasing the amount of unrecognized tax benefit.

Profit from discontinued operations was $0 for the year ended December 31, 2011, compared to approximately $7 million for the year ended December 31, 2010.  The income in the year ended December 31, 2010 was due to the release of funds from the escrow account in connection with the HP Transaction, net of related expenses.

Other comprehensive loss from foreign currency translation differences from foreign operation were approximately $3.7 million in the year ended December 31, 2011, compared to approximately $0.2 million income in the year ended December 31, 2010. The loss for the year ended December 31, 2011 was primarily due to our operations in the Italian PV field and resulted from the devaluation of the Euro against the US dollar and due to the closing of our investment in Dori Energy in January 2011 resulting from revaluation of the NIS against the US dollar. The income for the year ended December 31, 2010 was primarily due to our operations in the Italian PV field and resulted from the revaluation of the Euro against the US dollar. During the year ended December 31, 2011 the devaluation of the Euro against the US dollar was approximately 3.2% compared to revaluation of approximately 7.7% during the period since the beginning of our operations in the Italian PV field during 2010 and until December 31, 2010. During the period starting January 2011 and until December 31, 2011 the revaluation of the NIS against the US dollar was approximately 4.5%.

Our total comprehensive loss for the year ended December 31, 2011 was approximately $4.7 million, compared to income of approximately $5.4 million in the year ended December 31, 2010.  The net loss for the year ended December 31, 2011 was primarily due to other comprehensive loss from foreign currency translation differences in connection with our foreign operations. The net income for the year ended December 31, 2010 was primarily due to the release of funds from the escrow account following the execution of the settlement agreement with HP described above.

Year Ended December 31, 2010 Compared with Year Ended December 31, 2009

General and administrative expenses were, and consequently our operating loss was, approximately $3.2 million for the year ended December 31, 2010, compared to approximately $1.9 million for the year ended December 31, 2009. The increase was mainly attributable to the fact that during 2010 we invested in the PV Plants and other entities and to our expenses in connection with the process of pursuing these and other contemplated investments.

Financial income, net was approximately $1.4 million in the year ended December 31, 2010 and in the year ended December 31, 2009.

Company’s share of losses of investee accounted for at equity was approximately $0.07 million in the year ended December 31, 2010, compared to $0 in the year ended December 31, 2009. During 2010 we invested in the MVNO project.

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

Net income for the year ended December 31, 2010 was approximately $5.2 million, compared to a net loss for the year ended December 31, 2009 of approximately $1 million. The net income for the year ended December 31, 2010 was primarily due to the release of funds from the escrow account following the execution of the HP Settlement Agreement. The net loss for the year ended December 31, 2009 was primarily due to administrative expenses.

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

The table below set forth the annual rates of devaluation (or revaluation) of the NIS against the U.S. dollar and of the U.S. dollar against the Euro.

	Year ended December 31,
	2009	2010	2011

Revaluation(Devaluation) of the NIS against the U.S. dollar	0.7%	6.4%	(7.1)%

Revaluation (Devaluation) of the Euro against the U.S. dollar	3.5%	(7.4)%	(3.2)%

The annual rate of inflation in Israel was 3.9% in the year ended December 31, 2009, it decreased to 2.7% in the year ended December 31, 2010 and 2.6% in the year ended December 31, 2011.

The representative dollar exchange rate was Euro 1.44 for one U.S. dollar on December 31, 2009, Euro 1.33 for one U.S. dollar on December 31, 2010 and Euro 1.29 for one U.S. dollar on December 31, 2011. The average exchange rates for converting the Euro to U.S. dollars during the years ended December 31, 2009, 2010 and 2011 were Euro 1.39, 1.33 and 1.39 for one U.S. dollar, respectively. The exchange rate as of March 15, 2012 was Euro1.31 for one U.S. dollar.

The representative dollar exchange rate was NIS 3.775 for one U.S. dollar on December 31, 2009, NIS 3.549 for one U.S. dollar on December 31, 2010 and NIS 3.821 for one U.S. dollar on December 31, 2011. The average exchange rates for converting the New Israeli Shekel to U.S. dollars during the years ended December 31, 2009, 2010 and 2011 were NIS 3.9326, 3.733 and 3.579 for one U.S. dollar, respectively. The exchange rate as of March 15, 2012 was NIS 3.784 for one U.S. dollar.

The consideration received in connection with the HP Transaction was denominated in U.S. dollars and has since been deposited in U.S. dollar denominated accounts. As we still maintain a significant portion of our assets in cash and cash equivalents deposited in U.S. dollar, we believe that the currency of the primary economic environment in which we operate is the U.S. dollar (“dollar”). Thus, the dollar is our reporting and functional currency. However, the functional currency of our Italian subsidiaries is the Euro and the functional currency of our equity investments in Israel is the NIS. When a company’s functional currency differs from its parent’s functional currency, that entity represents a foreign operation whose financial statements are translated so that they can be included in the consolidated financial statements as follows:

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

For information concerning a temporary hedging transaction entered into in connection with our investment in Dori Energy, which was denominated in, see “Item 11. Quantitative and Qualitative Disclosures About Market Risk.”

Governmental Economic, Fiscal, Monetary or Political Policies or Factors that have or could Materially Affect our Operations or Investments by U.S. Shareholders

Our PV Plants are subject to comprehensive regulation and we sell the electricity produced by our PV Plants for rates determined by Governmental legislation and to local governmental entities. Any change in the legislation that affects PV plants such as our PV Plants could materially adversely affect our results of operations. The recent economic crisis in Europe and specifically in Italy and Spain could cause the applicable legislator to reduce benefits provided to operators of PV Plants or to revise the Feed-in-Tariff system that is currently governing the sale of electricity in Italy and Spain. For more information see “Item 3.D: Risk Factors - Risks Related to the PV Plants” and “Item 4.B: Material Effects of Government Regulations on the PV Plants.”

B.            Liquidity and Capital Resources

As of March 15, 2012, we hold approximately $26.4 million in cash and cash equivalents, approximately $16.4 million in short term restricted cash, approximately $10 million in short term deposits and approximately $2.2 million in short term restricted cash. Although we now hold these funds, we may need additional funds if we seek to acquire certain new businesses and operations. If we are unable to raise funds through public or private financing of debt or equity, we will be unable to fund certain business combinations that could ultimately improve our financial results. We cannot ensure that additional financing will be available on commercially reasonable terms or at all. We have entered into the Leasing Agreements with Leasint, into the Finance Agreements with Centrobanca and into the Loan Agreements with UniCredit in connection with the financing of six of our PV Plants and into the Discount Bank Agreement in connection with the financing of our portion of Dori Energy’s obligations to Dorad. We also secured short term bank financing in connection with the financing of our PV operations from Leumi USA. We currently have no commitments for additional financing, however we intend to finance the remainder of our PV Plants by bank loans or other means of financing.

Our management believes that the existing cash balance is sufficient for our present requirements.

We currently invest our excess cash in cash and cash equivalents that are highly liquid and in short term deposits.

At December 31, 2011 we had approximately $28.9 million cash and cash equivalents, compared with approximately $76.6 million of cash and cash equivalents at December 31, 2010 and with approximately $75.3 million cash and cash equivalents at December 31, 2009.

As of December 31, 2011, we had recorded commitments for capital expenditures in the amount of approximately $11.1 million for services that were substantially preformed  in connection with agreements entered into during 2010 and 2011 (calculated net of penalties due to delay in connection to the national grid of some of the PV Plants accrued by December 31, 2011). We anticipate to use our cash assets and financing from third party financing entities (especially in connection with the financing of our Italian PV Plants) in order to meet such commitments.

Operating activities

In the year ended December 31, 2011, we had a net loss from continuing operations of approximately $1 million. Net cash used in operating activities was approximately $3.1 million.

In the year ended December 31, 2010, we had a net loss from continuing operations of approximately $1.8 million. Net cash used in operating activities was approximately $4.9 million.

In the year ended December 31, 2009, we had a net loss from continuing operations of $0.6 million. Net cash used in operating activities was approximately $1.2 million.

A significant portion of our assets still consists of cash and cash equivalents. In addition to the business activities set forth in Item 4, and as more fully detailed above, we conduct activities which attempt to locate additional business opportunities and strategic alternatives and activities relating to the investment of our funds. We cannot at this point predict whether following the consummation of other business transactions, in addition to the Italian photovoltaic transactions and the Israeli investments, we will have sufficient working capital in order to fund our operations.

Investing activities

Net cash used in investing activities was approximately $62.8 million in the year ended December 31, 2011, primarily due to the purchase of property and equipment in connection with our PV Plants, the investment in Dori Energy and the investment in restricted cash and short term bank deposits.

Net cash used in investing activities was approximately $12.2 million in the year ended December 31, 2010, primarily due to the execution of the transactions for the construction and operation of the photovoltaic plants in Italy and the investments in Dori Energy as detailed in Item 4.

Net cash provided by investing activities was approximately $49.5 million in the year ended December 31, 2009, primarily due to proceeds from short term deposits that were invested in cash equivalents.

Financing activities

Net cash provided by financing activities in the year ended December 31, 2011 was approximately $21 million, deriving primarily from financing agreements entered in connection with the financing of our PV Plants. For more information concerning these financing agreements see “Item 4.B: Business Overview” and for more information concerning hedging transactions undertaken in connection with these financing agreements see “Item 11: Quantitative and Qualitative Disclosures About Market Risk.”

Net cash provided by financing activities in the year ended December 31, 2010 was approximately $18.3 million, deriving primarily from the issuance of shares following the exercise of warrants and the Leasing Agreements with Leasint. For more information concerning the Leasing Agreements see “Item 4.B: Business Overview” and for more information concerning hedging transactions undertaken in connection with financings granted at EURIBOR linked interest and in connection with our exposure to changes in fair value of our other loans and borrowings, as a result of changes in the interest rates, see “Item 11: Quantitative and Qualitative Disclosures About Market Risk.”

Net cash provided by financing activities in the year ended December 31, 2009 was $0.

During 2011, we entered into the Loan Agreement with Unicredit in connection with the financing of two of our PV Plants, we entered into a short term financing agreement with Leumi USA and effected the initial draw-down of funds under the Financing Agreement with Centrobanca. As of December 31, 2011 we utilized approximately Euro 5 million, Euro 4.4 million and Euro 9 million out of the aggregate amount available under the Leasing Agreements with Leasint and the Financing Agreement with Centrobanca, and Leumi USA, respectively. For more information concerning the terms of the Leasing Agreements and the Financing Agreements with Centrobanca and the Loan Agreement Unicredit see “Item 4.B.: Business Overview and notes 9, 10 and 11 to the financial statements.”

As of December 31, 2011 we were not in default of any financial covenants under the financing agreements and Leasing Agreement.

As of December 31, 2011, our total current assets amounted to approximately $62.3 million, out of which approximately $28.9 million was in cash and cash equivalents, compared with total current liabilities of approximately $29.7 million. Our assets held in cash equivalents are held in money market accounts and short-term deposits, all of which are highly liquid investments that are readily convertible to cash with original maturities of three months or less at the date acquired.

As of December 31, 2010, our total current assets amounted to approximately $79.5 million, out of which $76.6 million was in cash and cash equivalents, compared with total current liabilities of approximately $7.8 million.

As of December 31, 2009, our total current assets amounted to approximately $76.2 million, out of which $75.3 million was in cash and cash equivalents, compared with total current liabilities of approximately $1 million.

The decrease in our cash balance is mainly attributable to the cash provided by financing activities and collected in connection with the sale of electricity net of amounts invested in new operations and general and administrative expenses.

Outstanding Warrants

As of March 15, 2012, there were no outstanding warrants to purchase our ordinary shares.

C.           Research and Development, Patents and Licenses, etc.

We have not conducted any research and development activities in the years ended December 31, 2009, 2010 and 2011.

D.           Trend Information

We operate in the Italian photovoltaic market and in the Israeli energy market through our ownership of ten PV Plants in Italy, 40% of the issued and outstanding shares of Dori Energy and 20% of the participating interests in the Yitzchak License. Our PV Plants began operations during 2011 but none of them operated for the full fiscal year and the Dorad power plant is still under construction. Our current plan of operation is to operate in the Italian and Spanish PV field and to manage our investments in the Israeli market and, with respect to the remaining funds we hold, to identify and evaluate additional suitable business opportunities in the energy and infrastructure fields, including in the renewable energy field, through the direct or indirect investment in energy manufacturing plants, the acquisition of all or part of an existing business, pursuing business combinations or otherwise. There is no assurance that any of these alternatives will be pursued or, if one is pursued, the timing thereof, the terms on which it would occur, the type of industry that will be involved and the success of such activity. Therefore, our financial data reported in this report is not necessarily indicative of our future operating results or financial position.

Our business and revenue growth from the transactions in the Italian photovoltaic market depends, among other factors, on seasonality. Revenue tends to be lower in the winter, primarily because of adverse weather conditions. The growth of our solar business in Italy is affected significantly by government subsidies and economic incentives. Our ability to continue to leverage the investment in this market, may affect the profitability of the transactions. See “Item 3.D. Risk Factors - Risks Related to the Italian PV Plants.”

E.           Off-Balance Sheet Arrangements

We are not a party to any material off-balance sheet arrangements. In addition we have no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations.

F.           Tabular Disclosure of Contractual Obligations

The following table of our material contractual obligations as of December 31, 2011, summarizes the aggregate effect that these obligations are expected to have on our cash flows in the periods indicated:

Payments due by period (in thousands of U.S. dollars)
Contractual Obligations*	Total	Less than 1 year	1 – 3 years	3 – 5 years	more than 5 years
Loans and Borrowings	$11,631	$11,631	$-	$-	$-
Finance lease obligations	6,412	298	631	671	4,812
Long-term bank loans	5,315	200	1,115	517	3,483
Long-term rent obligations (1)	3,325	245	464	403	2,213
Provision for tax uncertainties (2)	3,248	3,248	-	-	-
Other long-term liabilities (3)	22	-	-	-	22
Total	$29,953	$15,622	$2,210	$1,591	$10,530
______________________
*	For contractual obligations related to our investment in the Italian photovoltaic market, please refer to Item 4.
(1)	Includes land lease agreements of our Italian subsidiaries. Rent until April 2013 of our Tel Aviv Office is also included.
(2)	See Note 14b to our consolidated financial statements included elsewhere in this report.
(3)
Consists of accrued severance pay relating to obligations to our Israeli employees as required under Israeli labor law. These obligations, among others, are payable, upon termination, retirement or death of the respective employee.

ITEM 6: Directors, Senior Management and Employees

A.           Directors and Senior Management

The following table sets forth certain information with respect to our directors and senior management, as of March 15, 2012:

Name	Age	Position with Ellomay

Shlomo Nehama(1)(2)	57	Chairman of the Board of Directors
Ran Fridrich(1)(2)(3)	59	Director and Chief Executive Officer
Hemi Raphael(2)	60	Director
Anita Leviant(2)(3)(4)	57	Director
Oded Akselrod(4)(5)	65	Director
Barry Ben Zeev(1)(4)(5)(6)	60	Director
Mordechai Bignitz(4)(5)(6)	60	Director
Kalia Weintraub	33	Chief Financial Officer
Eran Zupnik	43	EVP of Business Development
______________________
(1)	Member of Ellomay’s Stock Option and Compensation Committee.
(2)
Elected pursuant to the Shareholders Agreement, dated as of March 24, 2008, between S. Nechama Investments (2008) Ltd. and Kanir Joint Investments (2005) Limited Partnership (See “Item 7.A. Major Shareholders”).

(3)	Member of Ellomay’s Corporate Governance Committee.
(4)	Independent Director pursuant to the NYSE Amex rules.
(5)	Member of Ellomay’s Audit Committee.
(6)	External Director and independent director pursuant to the Companies Law.

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

Anita Leviant has served as a director of Ellomay since March 2008. Ms. Leviant heads LA Global Consulting, a practice specializing in consulting and leading global and financial projects and cross border transactions between companies and /or individuals. For a period of twenty years, until 2005, Ms. Leviant held several senior positions with Hapoalim Banking group including EVP Deputy Head of Hapoalim Europe and Global Private Banking and EVP General Global Counsel of the group, and served as a director in the overseas subsidiaries of Bank Hapoalim. Prior to that, Ms. Leviant was an associate in GAFNI & CO. Law Offices in Tel Aviv where she specialized in Liquidation, Receivership and Commercial Law and was also a Research Assistant to the Law School Dean in the Tel Aviv University specialized in Private International Law. Ms. Leviant holds a LL.B degree from Tel Aviv University Law School and is a member of both the Israeli and the New York State Bars. Ms. Leviant currently also serves as President of the Israel-British Chamber of Commerce, Council Member of the UK- Israel Tech Council, Board Member of the Federation of Bi-Lateral Chambers of Commerce and a Co-Founder and Head of the Advisory Board of the Center for Arbitration and Dispute Resolutions Ltd.

Oded Akselrod has served as a director of Ellomay since February 2002. Mr. Akselrod serves as a business advisor to corporations and investment funds in Israel. Mr. Akselrod was the general manager of the Investment Corp. of United Mizrahi Bank Ltd., a wholly owned subsidiary of United Mizrahi Bank Ltd. that was merged into United Mizrahi Bank Ltd. on October 2004. Prior to joining the Investment Corp. of United Mizrahi Bank, from 1994 to 1997, Mr. Akselrod held the position of general manager of Apex-Leumi Partners Ltd. as well as Investment Advisor of Israel Growth Fund. Prior thereto, from 1991 to 1994, Mr. Akselrod served as general manager of Leumi & Co. Investment Bankers Ltd. Mr. Akselrod began his career in various managerial positions in the Bank Leumi Group including: member of the management team of Bank Leumi, deputy head of the international division, head of the commercial lending department of the banking division, member of all credit committees at the Bank, assistant to Bank Leumi’s CEO and head of the international lending division of Bank Leumi Trust Company of New York. Mr. Akselrod holds a Bachelor’s degree in Agriculture Economics from Hebrew University, Jerusalem and an MBA degree from Tel Aviv University. Mr. Akselrod is also a director of Gadish Global Ltd., Gadish Investments in Provident Funds Ltd. and Geva Dor Investments Ltd.

Barry Ben Zeev has served as an external director of Ellomay since December 30, 2009. Mr. Ben Zeev is a business strategic consultant. From 1978 to 2008, Mr. Ben Zeev served in various positions with Bank Hapoalim, one of the largest Israeli banks. During 2008, he served as the bank’s Deputy CEO and as its CFO, in charge of the financial division. From 2001 to 2007, he served as the bank’s Deputy CEO in charge first of the private international banking division and then of the client asset management division. Mr. Ben Zeev has served on the board of many companies, including as a director on the board of the Israeli Stock Exchange in 2006-2007. He currently serves as a director of Partner Communications Ltd. (NASDAQ and TASE: PTNR), Kali Equity Markets, Hiron-Trade Investments & Industries Buildings Ltd. (TASE: HRON) and Poalim Asset Management (UK) Ltd., a subsidiary of Bank Hapoalim B.M. and on the advisory board of the Bereishit Fund. Mr. Ben Zeev holds an MBA from Tel-Aviv University specializing in financing, and a BA in Economics from Tel-Aviv University. Mr. Ben Zeev qualifies as an external director according to the Companies Law.

Mordechai Bignitz has served as an external director of Ellomay since December 20, 2011. Mr. Bignitz is involved in economic and financial consulting and investment management and currently serves as the chairman of the investment committee of Migdal Capital Markets, one of Israel's largest investment houses. From 2009 to 2011, Mr. Bignitz served as CEO of Geffen Green Energy Ltd., an Israeli private company. From 2006 to 2010, Mr. Bignitz served as a director of Leader Capital Markets Ltd. (TASE: LDRC) and from 2007 to 2010 he served as a director of Leader Holdings & Investments Ltd. (TASE: LDER). From 2004 to 2007, Mr. Bignitz served as CEO of Advanced Paradigm Technology. From 1992 to 2004, Mr. Bignitz served as director and CFO of DS Capital Markets. From 1994 to 1996, Mr. Bignitz served as Managing Director of Dovrat, Shrem & Co. Trading Ltd. From 1991 to 1994 Mr. Bignitz served as Vice President and CFO of Dovrat Shrem & Co. and prior to that he served as Vice President of Clal Retail Chains (a subsidiary of the Clal Group) and Vice President & CFO of Clal Real Estate Ltd. Mr. Bignitz serves as a director of ABLON Group Limited (London: ABL) and Israel Financial Levers (IFL) Ltd. (TASE: LVR). Mr. Bignitz is a CPA, holds a BA in Accounting and Economics from Tel-Aviv University and completed the Executive Program in Management and Strategy in Retail at Babson College in Boston. Mr. Bignitz qualifies as an external director according to the Companies Law.

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

At our shareholders meeting held on December 20, 2011, Mr. Alon Lumbroso, who served as our external director since November 2006, ceased serving as a member of our Board of Directors and was replaced by Mordechai Bignitz.

There are no family relationships among any of the directors or members of senior management named above.

 B.           Compensation

Salaries, fees, commissions and bonuses paid or accrued with respect to all of our directors and senior management as a group in the fiscal year ended December 31, 2011 was approximately $0.67 million, including an amount of approximately $0.03 million related to pension, retirement and other similar benefits. These figures do not include the compensation of Messrs. Shlomo Nehama, Ran Fridrich and Hemi Raphael, all of whom are members of our Board that are currently compensated pursuant to the Management Services Agreement (see “Item 10.C: Material Contracts”) and have, in connection with such Agreement, waived their right to receive the compensation, including options, paid to our directors. In addition, Mr. Fridrich, who first served as our Interim Chief Executive Officer and is now our Chief Executive Officer, agreed to serve as our Chief Executive Officer without any additional compensation or other benefits.

Other than options granted to members of our Board of Directors and the grant of options to one of our senior employees, we did not grant any options to purchase ordinary shares in 2011. See “Item 6.E. Share Ownership.”

In December 2008, following the approval of our Audit Committee, Board of Directors and shareholders, we entered into a management services agreement with Kanir and with Meisaf Blue & White Holdings Ltd. (“Meisaf”), a private company controlled by Shlomo Nehama, effective as of March 31, 2008, the date of appointment of Messrs. Fridrich and Nehama as members of our Board. In consideration for the performance of the management services and the board services under the terms of the management services agreement, we agreed to pay Kanir and Meisaf, in equal parts and quarterly, an aggregate annual services fee in the amount of $250,000 plus value added tax pursuant to applicable law. Messrs. Nehama, Fridrich and Raphael waived any right to additional remuneration for their service as members of our board of directors. For more information see “Item 10.C: Material Contracts.”

As approved by our shareholders, we pay our non-executive directors (Anita Leviant, Oded Akselrod, Barry Ben Zeev and Mordechai Bignitz) remuneration for their services as directors. During 2010 and thereafter, based on the approval by our shareholders at our annual general meeting of shareholders held on December 30, 2009, our current and future directors have been and would in the following years be paid the minimum fees permitted by the Companies Regulations (Rules for Compensation and Expenses of External Directors), 5760-2000 (the “Compensation Regulations”) based on our equity. The current minimum cash amounts permitted to be paid to our external directors pursuant to the Compensation Regulations, are an annual fee of NIS 50,915 (equivalent to approximately $13,860) and an attendance fee of NIS 1,800 (equivalent to approximately $490) per meeting (board or committee). These amounts are updated twice a year based on increases in the Israeli Consumer Price Index. According to the Compensation Regulations, which we apply to all our non-executive directors, the directors are entitled to 60% of the meeting fee if the meeting was held by teleconference and not in person, and to 50% of the meeting fee if resolutions were approved in writing, without convening a meeting.

Each of these non-executive directors (Anita Leviant, Oded Akselrod, Barry Ben Zeev and Mordechai Bignitz) also receives an annual grant of options to purchase 1,000 ordinary shares under the terms and conditions set forth in our 1998 Non-Employee Director Share Option Plan (the “1998 Plan”). The 1998 Plan provides for grants of options to purchase ordinary shares to our non-employee directors. The 1998 Plan, as amended, is administered, subject to Board approval, by the Stock Option and Compensation Committee (excluding Barry Ben Zeev who is entitled to receive option grants under the 1998 Plan). An aggregate amount of not more than 75,000 ordinary shares is reserved for grants under the 1998 Plan. The original expiration date of the 1998 Plan pursuant to its terms was December 8, 2008 (10 years after its adoption). At the General Meeting of our shareholders, held on January 31, 2008, the term of the 1998 Plan was extended and as a result it will expire on December 8, 2018, unless earlier terminated by the Board.

Under the 1998 Plan, each non-employee director that served on the 1998 “Grant Date,” as defined below, automatically received an option to purchase 1,000 ordinary shares on such Grant Date and will receive an option to purchase an additional 1,000 ordinary shares on each subsequent Grant Date thereafter, provided that he or she is a non-employee director on the Grant Date and has remained a non-employee director for the entire period since the previous Grant Date. The “Grant Date” means, with respect to 1998, October 26, 1998, and with respect to each subsequent year, August 1 of such year. Directors first elected or appointed after the 1998 Grant Date, will automatically receive on such director’s first day as a director an option to purchase up to 1,000 ordinary shares prorated based on the number of full months of service between the prior Grant Date and the next Grant Date. Each such non-employee director would also automatically receive, as of each subsequent Grant Date, an option to purchase 1,000 ordinary shares provided that he or she is a non-employee director on the Grant Date and has served as a non-employee director for the entire period since his or her previous Grant Date.

The exercise price of the option shares under the 1998 Plan is 100% of the fair market of such ordinary shares at the applicable Grant Date. The fair market value means, as of any date, the average closing bid and sale prices of the ordinary shares for the date in question as furnished by the National Association of Securities Dealers, Inc. through Nasdaq or any similar organization if Nasdaq is no longer reporting such information, or such other market on which the ordinary shares are then traded, or if not then traded, as determined in good faith (using customary valuation methods) by resolution of the members of our Board of Directors, based on the best information available to it. The exercise price is required to be paid in cash.

The term of each option granted under the 1998 Plan is 10 years from the applicable date of grant and such options may be terminated earlier upon certain circumstances, such as the expiration of three months from the date of the director’s termination of service on our Board (subject to extension pursuant to the terms of the 1998 Plan). All options granted under the 1998 Plan vest immediately upon the date of grant.

The options granted would be subject to restrictions on transfer, sale or hypothecation. All options and ordinary shares issuable upon the exercise of options granted to our non-employee directors could be withheld until the payment of taxes due with respect to the grant and exercise (if any) of such options.

C.           Board Practices

We are a “controlled company” as defined in Section 801 of the NYSE Amex Company Guide. As a result, we are exempt from certain of the NYSE Amex corporate governance requirements, including the requirement that a majority of the board of directors be independent, the requirement applicable to the nomination process of directors and the requirements applicable to the determination or recommendation of executive compensation by a committee comprised of independent directors or by a majority of the independent directors.

We have determined that four of the members of the board of directors, Messrs. Akselrod, Ben Zeev and Bignitz and Ms. Leviant are “independent” within the meaning of Section 803A of the NYSE Amex Company Guide and that Messrs. Akselrod, Ben Zeev and Bignitz, who comprise our audit committee are also “independent” within the meaning of Rule 10A-3 promulgated under the 1934 Securities Exchange Act.

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

Terms of Directors

Our Board currently consists of seven members, including two external directors. Pursuant to our Articles, unless otherwise prescribed by resolution adopted at a General Meeting of shareholders, the Board shall consist of not less than four (4) nor more than eight (8) directors (including the external directors). Except for our two external directors, the members of our Board are elected annually at our annual shareholders’ meeting and remain in office until the next annual shareholders’ meeting, unless the director has previously resigned, vacated his office, or was removed in accordance with the Articles. The most recent annual meeting was held on December 20, 2011. In addition, the Board may elect additional members to the Board, to serve until the next shareholders’ meeting, so long as the number of directors on the Board does not exceed the maximum number established according to the Articles.

The members of our Board do not receive any additional remuneration upon termination of their services as directors.

External Directors

We are subject to the provisions of the Companies Law, which requires that we, as a public company, have at least two external directors.

Under the Companies Law, a person may not be appointed as an external director if he or his relative, partner, employer or any entity under his control has or had during the two years preceding the date of appointment any affiliation with the company, any entity controlling the company or any entity controlled by the company or by this controlling entity or, in a company that does not have a controlling shareholder, in the event that he has affiliation, at the time of his appointment, to the chairman of the board, chief executive officer, a 5% shareholder or the highest ranking officer in the financial field. The term affiliation includes: an employment relationship, a business or professional relationship maintained on a regular basis, control, and service as an office holder. No person can serve as an external director if the person’s position or other business creates, or may create, conflicts of interest with the person’s responsibilities as an external director, or if the person is an employee of the Israel Securities Authority or of an Israeli stock exchange. In addition, an individual may not be appointed as an external director if she or he, or her or his relative, partner, employer, supervisor, or an entity she or he controls, has other than negligible business or professional relations with any of the persons with which the external director may not be affiliated, even if such relations are not routine or if she or he received any consideration, directly or indirectly, in addition to the remuneration to which she or he are entitled and to reimbursement of expenses, for acting as a director in the company. Regulations promulgated under Israeli law set the minimum and maximum compensation that may be paid to statutory external directors.

Pursuant to the Companies Law, the election of an external director requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, provided that either (i) at least a majority of the shares of non-controlling shareholders and shareholders who do not have a personal interest in the resolution (excluding a personal interest that is not related to a relationship with the controlling shareholders) are voted in favor of the election of the external director or (ii) the total number of shares of non-controlling shareholders and of shareholders who do not have a personal interest in the resolution (excluding a personal interest that is not related to a relationship with the controlling shareholders) voted against the election of the external director does not exceed two percent of the outstanding voting power in the company.

The initial term of an external director is three years, which term may be extended for two additional three-year terms. An external directors may be re-elected for additional terms in one of the two following methods: (i) the board of directors proposed the nomination of the external director for an additional term and her or his appointment was approved by the shareholders in the manner required to appoint external directors for an initial term as set forth above, or (ii) in the event a shareholder holding 1% or more of the voting rights proposed the nomination of the external director for an additional term, the nomination is required to be approved by a majority of the votes cast by the shareholders of the company; provided that: (x)  the votes of controlling shareholders, the votes of shareholders who have a personal interest in the approval of the appointment of the external director, other than a personal interest that is not as a result of such shareholder’s connections to the controlling shareholder, and abstaining votes are excluded from the counting of votes and (y) the aggregate votes cast by shareholders in favor of the nomination that are counted for purposes of calculating the majority constitute more than 2% of the voting rights in the company.

All of the external directors of a company must be members of its audit committee and at least one external director is required to serve on every committee authorized to exercise any of the powers of the board of directors. Our external directors are currently Barry Ben Zeev and Mordechai Bignitz.

Under the Companies Law an external director cannot be dismissed from office unless: (i) the board of directors determines that the external director no longer meets the statutory requirements for holding the office, or that the external director is in breach of the external director’s fiduciary duties and the shareholders vote, by the same majority required for the appointment, to remove the external director after the external director has been given the opportunity to present his or her position; (ii) a court determines, upon a request of a director or a shareholder, that the external director no longer meets the statutory requirements of an external director or that the external director is in breach of his or her fiduciary duties to the company; or (iii) a court determines, upon a request of the company or a director, shareholder or creditor of the company, that the external director is unable to fulfill his or her duty or has been convicted of specified crimes. For a period of two years following the termination of services as an external director, the company, its controlling shareholder and any entity the controlling shareholder controls may not provide any benefit to such former external director, directly or indirectly. The prohibited benefits include the appointment as an office holder in the company or the controlled entity, employment of, or receipt of professional services from, the former external director for compensation, including through an entity such former external director controls. The same prohibition applies to the former external director’s spouse and child for the same two-year period and to other relatives of the external director for a period of one year following the termination of services as an external director.

The Companies Law requires that at least one of the external directors have “Accounting and Financial Expertise” and the other external directors have “Professional Competence.” Under the applicable regulations, a director having accounting and financial expertise is a person who, due to his or her education, experience and talents is highly skilled in respect of, and understands, business-accounting matters and financial reports in a manner that enables him or her to understand in depth the company’s financial statements and to stimulate discussion regarding the manner in which the financial data is presented. Under the applicable regulations, a director having professional competence is a person who has an academic degree in either economics, business administration, accounting, law or public administration or an academic degree in an area relevant to the company’s business, or has at least five years experience in a senior position in the business management of a corporation with a substantial scope of business, in a senior position in the public service or a senior position in the field of the company’s main business. Our board of directors determined that both Barry Ben Zeev and Mordechai Bignitz have the requisite accounting and financial expertise.

Our Board further determined that at least two directors out of the whole Board shall be required to have accounting and financial expertise pursuant to the requirements of the Companies Law and previously determined that Shlomo Nehama shall be designated as an additional accounting and financial expert.

Independent Directors Pursuant to the Companies Law

In addition to the external director, the Companies Law includes another category of directors, which is the “independent” director. An independent director is either an external director or a director appointed or classified as such who meets the same non-affiliation criteria as an external director, as determined by the company’s audit committee, and who has not served as a director of the company for more than nine consecutive years. For these purposes, ceasing to serve as a director for a period of two years or less would not be deemed to sever the consecutive nature of such director’s service.

Pursuant to the Companies Law, we, as a public company, may include in our articles of association a provision providing that a specified number of our directors be independent directors or may adopt a standard provision providing that a majority of our directors be independent directors or, if there is a controlling shareholder or a 25% or more shareholder, that at least one-third of our directors be independent directors.

We have not included a provision requiring that a certain amount of the members of our Board of Directors be independent directors pursuant to the terms of the Companies Law.

Alternate Directors

Our Articles provide that, subject to the Board’s approval, a director may appoint an individual, by written notice to us, to serve as an alternate director. The following persons may not be appointed nor serve as an alternate director: (i) a person not qualified to be appointed as a director, (ii) an actual director, or (iii) another alternate director. Any alternate director shall have all of the rights and obligations of the director appointing him or her, except the power to appoint an alternate (unless the instrument appointing him or her expressly provides otherwise). The alternate director may not act at any meeting at which the director appointing him or her is present. Unless the appointing director limits the time period or scope of any such appointment, such appointment is effective for all purposes and for an indefinite time, but will expire upon the expiration of the appointing director’s term. There are currently no alternate directors.

Duties of Office Holders and Approval of Certain Actions and Transactions under the Companies Law

The Companies Law codifies the duty of care and fiduciary duties that an office holder has to our company. An “office holder” is defined under the Companies Law as a general manager, chief business manager, vice general manager, any other person assuming the responsibilities of any of the foregoing positions without regard to such person’s title and a director, or manager directly subordinate to the general manager. Each person identified as a director or member of our senior management in the first table in the section, is an office holder.

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

The duty of loyalty includes avoiding any conflict of interest between the office holder’s position in the company and his or her personal affairs or other positions, avoiding any competition with the company, avoiding exploiting any business opportunity of the company in order to receive personal gain for himself or herself or for others, and disclosing to the company any information or documents relating to the company’s affairs which the office holder has received due to his or her position as such. A company can approve actions by an office holder that could be deemed to be in breach of his or her duty of loyalty provided that: (i) the office holder acted in good faith and the action or its approval do not prejudice the company’s interests, and (ii) the office holder disclosed to the company, a reasonable time prior to the discussion of the approval, the nature of his or her personal interest in the action, including any material fact or document. The approval of such actions is obtained based on the requirements for approval of transactions in which an office holder has a personal interest. The Companies Law provides that for purposes of determining the approval process, “actions” (defined as any legal action or inaction) are treated as “transactions” and “material actions” (defined as an action that may materially affect the company’s profitability, assets or liabilities) are treated as “extraordinary transactions.” An “extraordinary transaction” is defined as a transaction - other than in the ordinary course of business, not on market terms, or that is likely to have a material impact on the company’s profitability, assets or liabilities. One of the roles of the audit committee under the Companies Law is to determine whether a transaction is or is not an extraordinary transaction. The approval process of such transactions and extraordinary transactions is set forth below. The Companies Law requires that an office holder of a company promptly disclose to the company’s board of directors any personal interest that he or she may have, and all related material information known to him or her in connection with any existing or proposed transaction by the company. This disclosure must be made by the office holder, whether orally or in writing, no later than the first meeting of the company’s board of directors which discusses the particular transaction.

An office holder is deemed to have a “personal interest” if he has a personal interest in an act or transaction of a company, including a personal interest of his relative or of a corporation in which such office holder or his relative are a 5% or greater shareholder, but excluding a personal interest stemming from the fact of a shareholding in the company. The term “personal interest” also includes a personal interest of a person voting pursuant to a proxy provided to him from another person even if such other person does not have a personal interest and the vote of a person that received a proxy from a shareholder that has a personal interest is viewed as a vote of the shareholder with the personal interest, all whether the discretion with respect to the voting is held by the person voting or not.

Any transaction or action, whether material or extraordinary or not, cannot be approved unless they are not adverse to the company’s interests. In the case of a transaction that is not an extraordinary transaction or an action that is not a material action, after the office holder complies with the above disclosure requirements, only board approval is required. In the case of an extraordinary transaction or a material action, the company’s audit committee and board of directors, and, under certain circumstances, the shareholders of the company, must approve the action or transaction, in addition to any approval stipulated by the articles of the company.

For a discussion concerning the determination whether an action is material or not an whether a transaction is extraordinary or not and for a review on the approval process for the terms of services of officers, see “Committees of the Board of Directors – Audit Committee” below.

A director who has a personal interest in a matter that is considered at a meeting of the board of directors or the audit committee may not be present at this meeting or vote on this matter, provided that an office holder who has a personal interest may be present for the presentation of the transaction in the event the chairman of the audit committee or the chairman of the board, as the case may be, determine that she or he are required for the presentation of the transaction, unless a majority of the members of the board of directors or audit committee, as the case may be, have a personal interest in the matter, in which case they may all be present and vote. In the event a majority of the members of the board of directors have a personal interest in a matter, such matter must be also approved by the shareholders of the company.

Committees of the Board of Directors

Audit Committee

Under the Companies Law, we, as a public company, are required to have an audit committee. The Audit Committee must be comprised of at least three members of the Board, including all of the external directors. In addition, the Companies Law requires that the majority of the members of the audit committee be “independent” (as such term is defined under the Israeli Companies Law) and that the chairman of the audit committee be an external director.  The Companies Law further provides that the following may not be members of the audit committee: (a) the chairman of the board of directors; (b) any director employed by or providing services on an ongoing basis to the company, to a controlling shareholder of the company or an entity controlled by a controlling shareholder of the company; (c) a director who derives most of its income from a controlling shareholder; and (d) a controlling shareholder or any relative of a controlling shareholder..

Our Audit Committee, acting pursuant to a written charter adopted based on the requirements of the Companies Law, the rules promulgated under the Exchange Act and the NYSE Amex Company Guide, currently consists of Barry Ben Zeev, who is also the chairman of the Audit Committee, Mordechai Bignitz and Oded Akselrod.

The Companies Law provides that the roles of an audit committee are as follows: (i) monitoring deficiencies in the business management of a company, including by consulting with the internal auditor or independent accountants and suggesting methods of correction of such deficiencies to the board of directors, (ii) determining whether or not certain related party actions and transactions and actions taken by office holders that  are “material actions” or “extraordinary transactions” in connection with their approval procedures as more fully described above, (iii) determining whether to approve actions and transactions that require audit committee approval under the Companies Law, (iv) assessing the company’s internal audit system and the performance of its internal auditor and whether the internal auditor has the resources and tools required to it for the performance of its role, taking into account, among others, the special needs and size of the company, (v) examining the scope of work and compensation of the company’s independent auditor and (vi) setting procedures in connection with the method of dealing with complaints of employees regarding defects in the management of the company’s business and with the protection that will be provided to employees who have complained.

The actions and transactions that require audit committee approval pursuant to the Companies Law are: (i) proposed extraordinary transactions to which we intend to be a party in which an office holder has a direct or indirect personal interest, (ii) actions or arrangements which may otherwise be deemed to constitute a breach of fiduciary duty or of the duty of care of an office holder to us, (iii) arrangements with directors and officers as to their terms of office or employment, including the grant of an exemption, insurance, undertaking to indemnify or indemnification (“Terms of Office and Employment”), (iv) certain transactions and extraordinary transaction of the company in which a “controlling shareholder,” that is, a shareholder holding the ability to direct the actions of the company, other than by virtue of being a director or holding a position with the company, including a shareholder holding twenty five percent or more of the voting rights of the company if there is no other shareholder holding over fifty percent of the voting rights of the company, has a personal interest, including certain transactions with a relative of the controlling shareholder and (v) certain private placements of the company’s shares In certain circumstances, some of the matters referred to above may also require shareholder approval.  The Companies Law provides that in the event the transaction relating to the Terms of Office and Employment of an officer is a revision of an existing transaction, the approval of the audit committee suffices if the audit committee determines that the change in terms is not material. For more information concerning the approvals required in connection with transactions in which a controlling shareholder has a personal interest see “Item 10.B: Memorandum of Association and Second Amended and Restated Articles.”

An audit committee may not approve an action or transaction with a controlling shareholder or with an office holder or in which they have a personal interest unless at the time of approval its composition is as required by the Companies Law.

Our Audit Committee provides assistance to the Board of Directors in fulfilling its legal and fiduciary obligations in matters involving our accounting, auditing, financial reporting, internal control and legal compliance functions by approving the services performed by our independent accountants and reviewing their reports regarding our accounting practices and systems of internal accounting controls. Under the Sarbanes-Oxley Act of 2002, the Audit Committee is also responsible for the appointment, compensation, retention and oversight of our independent accountants and takes those actions as it deems necessary to satisfy itself that the accountants are independent of management. However, under the Companies Law the appointment of independent auditors requires the approval of our shareholders, accordingly, the appointment of the independent auditors is approved and recommended to the shareholders by the Audit Committee and the Board of Directors and ratified by the shareholders. Furthermore, pursuant to the Articles, our shareholders have the authority to determine the compensation of the independent auditors (or empower the Board to establish their remuneration, as they have in the general meeting held on December 20, 2011) and such compensation is approved following a recommendation of the Audit Committee.

The Audit Committee has discussed with the independent registered public accounting firm the matters covered by Statement on Auditing Standards No. 114, as well as their independence, and was satisfied as to the independent registered public accounting firm’s compliance with said standards.

Stock Option and Compensation Committee

Under the Companies Law, the board may appoint committees and delegate certain duties to such committees. In the event the Board delegates any of its duties to a committee, at least one of the members of such committees is required to be one of the external directors of the company.

The Companies Law provides that the board of directors is entitled to delegate to committees its power, among other things, to allocate shares or securities convertible into shares of the company in connection with employees incentive plans, and employment or salary agreements between a company and its employees, provided, that any such grant is subject to a detailed plan approved by the board of directors. A board of directors is also entitled to delegate to the general manager or person recommended by the general manager the board of directors’ authority to issue ordinary shares issuable upon exercise or conversion of a company’s securities.

In March 1998, we established a Stock Option and Compensation Committee to administer and oversee the allocation and distribution of stock options under our stock option plans. The Stock Option and Compensation Committee was also established to approve our executive officers’ annual compensation and other terms of employment prior to the approval of such terms of employment by our Board. Pursuant to amendments to the Israeli Companies Law that became effective in June 2011, the Terms of Office and Employment of executive officers now also require the approval of the audit committee prior to the approval of the board of directors. The Stock Option and Compensation Committee is presently composed of three members: Shlomo Nehama, Ran Fridrich and Barry Ben Zeev, who does not participate in the committee’s discussions with respect to the 1998 Plan as he is entitled to receive option grants under such plan.

Corporate Governance Committee

In March 2011 comprehensive corporate governance related amendments to the Companies Law were adopted. In addition, we became subject to certain of the corporate governance requirements of the NYSE Amex as a result of the listing of our ordinary shares on such market in August 2011. These and other issues raised the need to have a board committee that is dedicated to corporate governance issues. Our Corporate Governance Committee is responsible for, among other things, reviewing developments in corporate governance requirements and practices, developing and recommending our corporate governance guidelines and policies, and evaluating their sufficiency and advising our board of directors on corporate governance matters. The Corporate Governance Committee is presently composed of two members: Ran Fridrich and Anita Leviant.

Indemnification, Exemption and Insurance of Executive Officers and Directors

Consistent with the provisions of the Companies Law, our Articles permit us to procure insurance coverage for our office holders, exempt them from certain liabilities and indemnify them, as permitted by law.

Indemnification

As permitted by the Companies Law our Articles provide that we may indemnify an office holder in respect of a liability or expense set out below which is imposed on him or incurred by him as a result of an action taken in his capacity as an office holder of the Company: (a) monetary liability imposed on him in favor of a third party by a judgment, including a settlement or a decision of an arbitrator which is given the force of a judgment by court order, (b) reasonable litigation expenses, including legal fees, incurred by the office holder as a result of an investigation or proceeding instituted against such office holder by a competent authority, which investigation or proceeding has ended without the filing of an indictment or in the imposition of financial liability in lieu of a criminal proceeding, or has ended in the imposition of a financial obligation in lieu of a criminal proceeding for an offence that does not require proof of criminal intent, and (c) reasonable litigation expenses, including legal fees, which the office holder has incurred or is obliged to pay by the court in proceedings commenced against him by the Company or in its name or by any other person, or pursuant to criminal charges of which he is acquitted or criminal charges pursuant to which he is convicted of an offence which does not require proof of criminal intent. Our Articles authorize us, from time to time and subject to any provision of the law, to undertake in advance to indemnify an office holder for any of the following: (i)  any liability as set out in (a) above, provided that the undertaking to indemnify is limited to the classes of events which in the opinion of our Board can be anticipated in light of our activities at the time of giving the indemnification undertaking, and for an amount and/or criteria which our Board has determined are reasonable in the circumstances and, the events and the amounts or criteria that our Board deem reasonable in the circumstances at the time of giving of the undertaking are stated in the undertaking; or (ii) any liability stated in (b) or (c) above. Our Articles also authorize us to indemnify an office holder after the occurrence of the event which is the subject of the indemnity.

At the annual shareholders meeting held on October 27, 2005, our shareholders authorized us to provide indemnification undertakings to each of our current and future directors and officers. At the annual shareholders meeting held on December 30, 2009, a number of amendments to the indemnification undertakings were approved. With respect to our directors, Shlomo Nehama, Ran Fridrich and Hemi Raphael, special shareholder approval was sought and received, as they are deemed to be “controlling shareholders.” As approved by our Audit Committee, Board of Directors and shareholders, we shall, subject to the provisions of the indemnification undertaking, indemnify each director and officer for future obligations or expenses imposed on them in consequence of an act done in their capacity as our directors or officers (or of any other entity in which we hold shares or have interests and in which they serve as officers or directors at our request), as follows:

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

•
reasonable litigation expenses, including legal fees, incurred by a director or officer or which a director or officer is ordered to pay by a court, in proceedings filed against such director or officer by us or on our behalf or by another person, or in a criminal charge of which he or she is acquitted, or in a criminal charge of which such director or officer is convicted of an offence that does not require proof of criminal thought; and

•
any other liability and litigation expense (including legal fees), which, according to the applicable law and our Amended and Restated Articles of Association, each as shall be in effect from time to time, we could indemnify a director or officer.

The indemnification undertaking is limited to certain categories of events and the aggregate indemnification amount that we shall pay (in addition to sums payable by insurance companies) for monetary liabilities imposed on, or incurred by, the director or officer pursuant to all the indemnification undertakings issued by us to our directors and officers, may not exceed an amount equal to the higher of: (i) fifty percent (50%) of our net equity at the time of indemnification, as reflected on our most recent financial statements at such time, or (ii) our annual revenue in the year prior to the time of indemnification.

In such indemnification agreements, we also undertake to (i) produce collateral, security, bond or any other guarantee that the director or officer may be required to produce as a result of any interim legal procedure (other than criminal procedures involving the proof of criminal thought), all up to the maximum indemnification amount set forth above; and (ii) to maintain a liability insurance policy with a reputable insurer to the extent permitted by the Companies Law, for all of our directors and officers, in a total amount of not less than $10 million during the period the recipient of the indemnity undertaking serves as a member of our board of directors or as an officer and for a period of seven years thereafter.

Any of our future directors shall also receive such indemnification agreement. Such indemnification undertaking, as amended, appears as part of the proxy statement in our current report on Form 6-K as filed with the SEC on November 24, 2009.

Exemption

Under the Companies Law, an Israeli company may not exempt an office holder from liability for a breach of his duty of loyalty, but may exempt in advance an office holder from his liability to the company, in whole or in part, for a breach of his duty of care, provided that in no event shall a director be exempt from any liability for damages caused as a result of a breach of his duty of care to the company in the event of a “distribution” (as defined in the Companies Law). Our Articles authorize us to, subject to the provisions of the Companies Law, exempt an office holder from all or part of such office holder’s responsibility or liability for damages caused to us due to any breach of such office holder’s duty of care towards us.

At the annual shareholders meeting held on October 27, 2004, our shareholders authorized us to exempt our directors and officers in advance from liability to us, in whole or in part, for a breach of the duty of care. The form of exemption letter was approved at the annual shareholders meeting held on October 27, 2005 and amendments were approved at the annual shareholders meeting held on December 30, 2009. We have extended such exemption letters to all our directors and some officers. With respect to our directors, Shlomo Nehama, Ran Fridrich and Hemi Raphael, special shareholder approval was sought and received, as they are deemed to be “controlling shareholders.” Any of our future directors shall also receive such exemption letter. The amended form of exemption letter appears as part of the proxy statement in our current report on Form 6-K as filed with the SEC on November 24, 2009.

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

As stated above, in the indemnification undertakings provided to our directors and officers, we have undertaken to maintain a liability insurance policy with a reputable insurer to the extent permitted by the Companies Law, for all of our directors and officers, in a total amount of not less than $10 million during the period the recipient of the indemnity undertaking serves as a member of our board of directors or as an officer, and for a period of seven years thereafter.

We have obtained directors’ and officers’ liability insurance covering our directors and officers.

General

The Companies Law provides that a company may not exempt or indemnify an office holder nor enter into an insurance contract which would provide coverage for liability incurred as a result of any of the following: (a) a breach by the office holder of his or her duty of loyalty (however, a company may insure and indemnify against such breach if the office acted in good faith and had reasonable cause to assume that his act would not prejudice the company’s interests); (b) a breach by the office holder of his or her duty of care if the breach was done intentionally or recklessly, unless made in negligence only; (c) any act of omission done with the intent to derive an illegal personal benefit; or (d) any fine, civil fine, monetary sanction or penalty levied against the office holder.

Internal Auditor

Under the Companies Law, our Board is also required to appoint an internal auditor proposed by the Audit Committee. The role of the internal auditor is to examine, among other things, whether our activities comply with the law and orderly business procedure. The internal auditor may not be an interested party or office holder, or a relative of any interested party or office holder, and may not be a member of our independent auditor firm. The Companies Law defines the term “interested party” to include a person who holds 5% or more of the company’s outstanding share capital or voting rights, a person who has the right to appoint one or more directors or the general manager, or any person who serves as a director or as the general manager. Pursuant to our Articles, our Audit Committee reviews and approval the work program of our internal auditor. Mr. Doron Cohen of Fahn, Kanne & Co., an Israeli accounting firm, serves as our internal auditor.

D.           Employees

As of December 31, 2011, we had 8 employees and independent contractors compared to 7 employees and independent contractors as of December 31, 2010 and 6 as of December 31, 2009. All of our employees and independent contractors, as of December 31, 2011, were in management, finance and administration and all, other than one independent contractor located in Italy, were located in Israel.

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

The Israeli Severance Pay Law, 1963 (the “Severance Pay Law”) generally requires the payment of severance pay equal to one month’s salary, based on the most recent salary, for each year of employment or a pro rata portion thereof upon the termination of employment of the employee. Unless otherwise indicated in the employment agreement, the employee is not entitled to severance pay in the event she or he willingly resigns. In order to fund, or partially fund as hereinafter explained, any future liability in connection with severance pay, we make payments equal to 8.33% of the employee’s salary every month, to various managers’ insurance policies or similar financial instruments.

In the event the employment agreement with an employee provides that the provisions of Section 14 of the Severance Pay Law will apply, our contributions for severance pay are instead of our severance liability and the employee is entitled to receive such contributions whether her or his employment is terminated by us or she or he resigns. Therefore, upon fulfillment of our obligation to make a monthly contribution to the managers’ insurance policies or similar financial instruments in the amount of 8.33% of the employee’s monthly salary, no additional payments must later be made to the employee on account of severance pay upon termination of the employment relationship. As required by Israeli law, our employees are also provided with a contribution toward their retirement that amounts to 10% of wages, of which the employee and the employer each contribute half. Furthermore, Israeli employees and employers are required to pay predetermined sums to the National Insurance Institute, which is similar to the United States Social Security Administration, and additional sums towards compulsory health insurance.

E.           Share Ownership

Beneficial Ownership of Executive Officers and Directors

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as of March 15, 2012, of (i) each of our directors and (ii) each member of our senior management. All of the information with respect to beneficial ownership of the ordinary shares is given to the best of our knowledge and has been furnished in part by the respective directors and members of senior management. All exercise prices and amounts are adjusted to account for the Reverse Split.

Name of Beneficial Owner	Number of Shares Beneficially Held (1)	Percent of Class

Shlomo Nehama(2)(5)	4,016,842	37.4%
Hemi Raphael (3)(4)(5)	454,524	4.2%
Ran Fridrich(4)(5)	148,567	1.4%
Anita Leviant(6)	*	*
Oded Akselrod(6)	*	*
Barry Ben Zeev(6)	*	*
Mordechai Bignitz(6)	*	*
Eran Zupnik(7)	132,125	1.2%
Kalia Weintraub	-	-
______________________________
* Less than one percent of the outstanding ordinary shares.

(1)
As used in this table, “beneficial ownership” means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security. For purposes of this table, a person is deemed to be the beneficial owner of securities that can be acquired within 60 days from March 15, 2012 through the exercise of any option or warrant. Ordinary shares subject to options or warrants that are currently exercisable or exercisable within 60 days are deemed outstanding for computing the ownership percentage of the person holding such options or warrants, but are not deemed outstanding for computing the ownership percentage of any other person. The amounts and percentages are based upon 10,739,076 ordinary shares outstanding as of March 15, 2012. This number of outstanding ordinary shares does not include a total of 38,950 ordinary shares held at that date as treasury shares under Israeli law, all of which were repurchased by us. For so long as such treasury shares are owned by us they have no rights and, accordingly, are neither eligible to participate in or receive any future dividends which may be paid to our shareholders nor are they entitled to participate in, be voted at or be counted as part of the quorum for, any meetings of our shareholders.

(2)
According to information provided by the holders, the 4,016,842 ordinary shares beneficially owned by Mr. Nehama consist of: (i) 3,551,869 ordinary shares held by S. Nechama Investments (2008) Ltd., an Israeli company (“Nechama Investments”), which constitute approximately 33.1% of our outstanding ordinary shares, and (ii) 464,973 ordinary shares held directly by Mr. Nehama, which constitute approximately 4.3% of our outstanding ordinary shares. Mr. Nehama, as the sole officer, director and shareholder of Nechama Investments, may be deemed to indirectly beneficially own any ordinary shares beneficially owned by Nechama Investments, which constitute (together with the shares held directly by him) approximately 37.4% of our outstanding ordinary shares.

(3)
The 454,524 ordinary shares beneficially owned by Mr. Raphael consist of: (i) 314,514 ordinary shares held by an BVI private company wholly-owned by Mr. Raphael, which constitute approximately 2.9% of our outstanding shares and (ii) 140,010 ordinary shares held directly by Mr. Raphael, which constitute approximately 1.3% of our outstanding shares. Mr. Raphael, as the sole officer, director and shareholder of such private company, may be deemed to indirectly beneficially own any ordinary shares beneficially owned by such private company, which constitute (together with the shares held directly by him) approximately 4.2% of our outstanding ordinary shares.

(4)
By virtue of their positions as sole directors of Kanir Investments Ltd. (“Kanir Ltd.”), the general partner in Kanir Joint Investments (2005) Limited Partnership (“Kanir”), Mr. Raphael’s position as majority shareholder of Kanir Ltd. and their position as limited partners in Kanir, Hemi Raphael and Ran Fridrich may be deemed to also indirectly beneficially own the 2,841,440 ordinary shares beneficially owned by Kanir, which constitute, together with their holdings, 30.7% and 27.8%, respectively, of our outstanding ordinary shares. Messrs. Raphael and Fridrich disclaim beneficial ownership of the shares held by Kanir.

(5)
By virtue of the 2008 Shareholders Agreement between Nechama Investments and Kanir (see “Item 7.A. Major Shareholders”), Mr. Nehama, Nechama Investments, Kanir and Messrs. Raphael and Fridrich may be deemed to be members of a group that holds shared voting power with respect to 6,393,309 ordinary shares, which together constitute approximately 59.5% of our outstanding ordinary shares, and holds shared dispositive power with respect to 5,380,277 ordinary shares, which constitute 50.1% of our outstanding ordinary shares. Accordingly, taking into account the shares directly held by Messrs. Nehama, Raphael (taking into account also shares held by the private company wholly-owned by him) and Fridrich, they may be deemed to beneficially own approximately 63.9%, 63.8% and 60.9%, respectively, of the outstanding ordinary shares. Mr. Nehama and Nechama Investments both disclaim beneficial ownership of the ordinary shares beneficially owned by Kanir and Kanir Ltd., Kanir and Messrs. Raphael and Fridrich all disclaim beneficial ownership of the shares held by Nechama Investments.

(6)
Our directors who are not subject to Management Services Agreement also hold outstanding options, all of which are currently exercisable. The directors hold, in the aggregate, options exercisable into 21,169 ordinary shares, which are currently exercisable or will become exercisable within 60 days from March 15, 2012.

(7)	Consists of options currently exercisable or that will become exercisable within 60 days from March 15, 2012.

Our directors currently hold, in the aggregate, options exercisable into 21,169 ordinary shares. The 21,169 options have a weighted average exercise price of approximately $7.21 per share and have expiration dates until 2021. Under the 1998 Plan, Oded Akselrod, one of the members of our Board, was granted options to purchase 1,000 ordinary shares on December 30, 2004, August 1, 2005, August 1, 2006, August 1, 2007, August 1, 2008, August 1, 2009, August 1, 2010 and August 1, 2011. Anita Leviant, one of the members of our Board, was granted options to purchase 1,333 shares on August 1, 2008 and was also granted options to purchase 1,000 shares on August 1, 2009, August 1, 2010 and August 1, 2011. Barry Ben Zeev, an external director who was appointed on December 30, 2009, was granted 586 options on the date of his appointment and was also granted options to purchase 1,000 ordinary shares on August 1, 2010 and August 1, 2011. Mordechai Bignitz, our new external director appointed on December 20, 2011 was granted 583 options on the date of his appointment. In addition, Alon Lumbroso, who served as our external director until December 20, 2011 holds, as of March 15, 2012, options to purchase 5,667 ordinary shares. The exercise price for the underlying shares of such options is the “Fair Market Value” (as defined in the 1998 Plan) of our ordinary shares at the date of grant. The options expire ten years after their grant date. The options granted to directors under the 1998 Plan are not subject to vesting requirements and have an exercise price ranging from $3.1 to $9.2 per share, with various expiration dates.

Only one of our officers currently holds options to purchase our ordinary shares. On January 4, 2009, Eran Zupnik, EVP of Business Development, was granted options to purchase 132,053 ordinary shares, at an adjusted exercise price of $8.5 per ordinary share. 16.67% of these options vested 6 months after the grant date, with a further 8.33% vesting at the end of every three-month period thereafter. In case of termination of the employment relationship with such officer, for whatever reason except termination for cause (as such term is defined in the 2000 Stock Option Plan described below) the officer will be able to exercise, within three months, not only those options that have already vested, but also a part of the next vesting portion, according to the part of the three-month period during which the employment relationship existed. Additionally, such officer was granted the entitlement to receive 1.125% of any securities (shares, warrants or options, other than shares underlying securities that existed at the time of execution of his employment agreement) we issue under the same terms and conditions of the issuance (however, the vesting schedule of the additional options shall in any event be 1/12 at the end of every three month period for an aggregate vesting period of 36 months). As a result of the issuance of options to directors during 2009 (as detailed above), Eran Zupnik received options to purchase 45 ordinary shares on August 1, 2009 and options to purchase 7 ordinary shares on December 30, 2009, at an exercise price identical to that of the directors ($4.7 and $6.3, respectively). As a result of the issuance of options to directors in 2010 (as detailed above), Eran Zupnik received additional options to purchase 45 ordinary shares on August 1, 2010, at an exercise price identical to that of the directors ($5.9). As a result of issuances of options to directors during 2011 (as detailed above), Eran Zupnik received additional options to purchase 45 ordinary shares on August 1, 2011 and options to purchase 7 ordinary shares on January 3, 2012, at an exercise price identical to that of the directors ($7 and $5.55, respectively). All of the options granted to Mr. Zupnik were granted under our 2000 Stock Option Plan and expire ten years after their grant date.

Outstanding Options

Immediately prior to the consummation of the HP Transaction, there were outstanding options to purchase 1,007,940 of our ordinary shares that were granted to our employees. In connection with the HP Transaction, the vesting of all such employee options was accelerated and all became immediately exercisable upon consummation of the sale of our business to HP on February 29, 2008. As more fully described herein, 989,355 of such options were thereafter purchased by us and cancelled in July 2008. Any options not repurchased (due to their relatively high exercise price) were also canceled during 2008 pursuant to their terms and the terms of the 2000 Stock Option Plan.

In the past we granted options under our 1995 Israeli Stock Option Plan and our 1997 Stock Option Plan (together, the “1995 and 1997 Plans”). Both plans were terminated on November 18, 2003 shares available for issuances under such plans were transferred to our 2000 Stock Option Plan.

1998 Non-Employee Director Share Option Plan

For discussion of the 1998 Non-Employee Director Share Option Plan see “Item 6.B: Compensation.”

As of March 15, 2012, there are 21,169 outstanding options under the 1998 Plan. As of January 1, 2011, December 31, 2011 and March 15, 2012, there were 49,997, 45,414 and 45,414 ordinary shares, respectively, available for future grants under the 1998 Plan.

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

At the annual shareholders meetings held on November 18, 2003 and October 27, 2004, our shareholders approved increases in the number of ordinary shares authorized for issuance under the 2000 Plan (as amended) to 299,759. At the annual shareholders meeting held on October 27, 2005, our shareholders approved an additional increase in the number of ordinary shares authorized for issuance under the 2000 Plan (as amended) by 1,450,000, from 299,759 to 1,749,759 and by the number of ordinary shares underlying options surrendered (except in the case of surrender for the exercise into shares) or which cease to be exercisable under the 1995 and 1997 Plans. The additional number of ordinary shares underlying options cancelled under the 1995 Plan and the 1997 Plan increased the number of ordinary shares authorized for issuance under the 2000 Plan by 22,700 from 1,749,759 to 1,772,459. Section 12 of the 2000 Plan provided originally that the 2000 Plan will expire on August 31, 2008, unless previously terminated or extended by the Board. At our Board meeting held on June 23, 2008, our Board resolved to amend Section 12 of the 2000 Plan to extend its term until August 31, 2018.

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

As of March 15, 2012, there are 132,195 outstanding options under the 2000 Plan. As a result of the repurchase and cancellation or expiration of all outstanding options under the 2000 Plan following the consummation of the HP Transaction and the reduction in the number of shares reserved for issuance under such plan as a result of such cancellation or expiration, the number of additional ordinary shares available for issuance under the 2000 Plan, as of January 1, 2011, December 31, 2011 and March 15, 2012, was 595,054, 595,009 and 595,002, respectively.

ITEM 7: Major Shareholders and Related Party Transactions

A.           Major Shareholders

The following table sets forth information regarding the beneficial ownership of our ordinary shares as of March 15, 2012, by each person known by us to be the beneficial owner of more than 5% of our ordinary shares. Each of our shareholders has identical voting rights with respect to its shares. All of the information with respect to beneficial ownership of the ordinary shares is given to the best of our knowledge.

	Ordinary Shares Beneficially Owned(1)	Percentage of Ordinary Shares Beneficially Owned

Shlomo Nehama (2)(5)	4,016,842	37.4%
Kanir Joint Investments (2005) Limited Partnership (“Kanir”) (3)(4)(5)(6)	2,841,440	26.5%
Zohar Zisapel (7)	565,004	5.2%

___________________________
(1)
As used in this table, “beneficial ownership” means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security as determined pursuant to Rule 13d-3 promulgated under the U.S. Securities Exchange Act of 1934, as amended. For purposes of this table, a person is deemed to be the beneficial owner of securities that can be acquired within 60 days from March 15, 2012 through the exercise of any option or warrant. Ordinary shares subject to options or warrants that are currently exercisable or exercisable within 60 days are deemed outstanding for computing the ownership percentage of the person holding such options or warrants, but are not deemed outstanding for computing the ownership percentage of any other person. The amounts and percentages are based on a total of 10,739,076 ordinary shares outstanding as of March 15, 2012. This number of outstanding ordinary shares does not include a total of 38,950 ordinary shares held at that date as treasury shares under Israeli law, all of which were repurchased by us. For so long as such treasury shares are owned by us they have no rights and, accordingly, are neither eligible to participate in or receive any future dividends which may be paid to our shareholders nor are they entitled to participate in, be voted at or be counted as part of the quorum for, any meetings of our shareholders.

(2)
According to information provided by the holders, the 4,016,842 ordinary shares beneficially owned by Mr. Nehama consist of: (i) 3,551,869 ordinary shares held by S. Nechama Investments (2008) Ltd., an Israeli company (“Nechama Investments”), which constitute approximately 33.1% of our outstanding ordinary shares and (ii) 464,973 ordinary shares and held directly by Mr. Nehama, which constitute approximately 4.3% of our outstanding ordinary shares. Mr. Nehama, as the sole officer, director and shareholder of Nechama Investments, may be deemed to indirectly beneficially own any ordinary shares owned by Nechama Investments, which constitute (together with his shares) approximately 37.4% of our outstanding ordinary shares.

(3)
According to information provided by the holder, Kanir is an Israeli limited partnership. Kanir Investments Ltd. (“Kanir Ltd.”), in its capacity as the general partner of Kanir, has the voting and dispositive power over the ordinary shares directly beneficially owned by Kanir. As a result, Kanir Ltd. may be deemed to indirectly beneficially own the ordinary shares beneficially owned by Kanir. Messrs. Hemi Raphael and Ran Fridrich, who are members of our Board of Directors, are the sole directors of Kanir Ltd. and Mr. Raphael is a majority shareholder of Kanir Ltd. As a result, Messrs. Raphael and Fridrich may be deemed to indirectly beneficially own the ordinary shares beneficially owned by Kanir, which constitute, together with their holdings as set forth in footnote (4), 30.7% and 27.8%, respectively, of our outstanding ordinary shares. Kanir Ltd. and Messrs. Raphael and Fridrich disclaim beneficial ownership of such ordinary shares.

(4)
According to information provided by Hemi Raphael, Mr. Raphael beneficially owns 454,524 ordinary shares, consisting of: (i) 314,514 ordinary shares held by an BVI private company wholly-owned by Mr. Raphael, which constitute approximately 2.9% of our outstanding shares and (ii) 140,010 ordinary shares held directly by Mr. Raphael, which constitute approximately 1.3% of our outstanding shares. Mr. Raphael, as the sole officer, director and shareholder of such private company, may be deemed to indirectly beneficially own any ordinary shares beneficially owned by such private company, which constitute (together with the shares held directly by him) approximately 4.2% of our outstanding ordinary shares. According to information provided by Mr. Fridrich, Mr. Fridrich directly owns 148,567 ordinary shares, which constitute approximately 1.4% of our outstanding shares.

(5)
By virtue of the 2008 Shareholders Agreement, Mr. Nehama, Nechama Investments, Kanir, Kanir Ltd., and Messrs. Raphael and Fridrich may be deemed to be members of a group that holds shared voting power with respect to 6,393,309 ordinary shares, which constitute approximately 59.5% of our outstanding ordinary shares, and holds shared dispositive power with respect to 5,380,277 ordinary shares, which constitute 50.1% of the outstanding ordinary shares. Accordingly, taking into account the shares directly held by Messrs. Nehama, Raphael (taking into account also shares held by the private company wholly-owned by him) and Fridrich, they may be deemed to beneficially own approximately 63.7%, 63.8% and 60.9%, respectively, of our outstanding ordinary shares. Each of Mr. Nehama and Nechama Investments disclaims beneficial ownership of the ordinary shares beneficially owned by Kanir. Each of Kanir, Kanir Ltd. and Messrs. Raphael and Fridrich disclaims beneficial ownership of the ordinary shares beneficially owned by Nechama Investments. A copy of the 2008 Shareholders Agreement was filed with the SEC on March 31, 2008 as Exhibit 14 to an amendment to a Schedule 13D.

(6)
Bonstar, an Israeli company, currently holds 233,258 ordinary shares, which constitute approximately 2.2% of the outstanding ordinary shares. Bonstar is a limited partner of Kanir and assisted Kanir in the financing of the purchase of some of its ordinary shares. Accordingly, Bonstar may be deemed to be a member of a group with Kanir and its affiliates, although there are no agreements between Bonstar and either of such persons and entities with respect to the ordinary shares beneficially owned by each of them. Mr. Joseph Mor and Mr. Ishay Mor are the sole shareholders of Bonstar and Mr. Joseph Mor serves as the sole director of Bonstar. Messrs. Joseph Mor and Ishay Mor also hold, through a company jointly held by them, 175,000 ordinary shares, which constitute approximately 1.6% of the outstanding ordinary shares. By virtue of their control over Bonstar and the other company, Messrs. Joseph Mor and Ishay Mor may be deemed to indirectly beneficially own the 408,258 ordinary shares beneficially owned by Bonstar and by the other company, which constitute approximately 3.8% of the ordinary shares. Each of Bonstar and Messrs. Joseph Mor and Ishay Mor disclaims beneficial ownership of the ordinary shares beneficially owned by Kanir and Nechama Investments. The information included in this report is based on a Schedule 13D/A filed by, among others, Bonstar, Mr. Joseph Mor and Mr. Ishay Mor on December 22, 2010 and on other previous Schedule 13D filings by these persons.

(7)
According to public filings, Zohar Zisapel is an Israeli citizen. Pursuant to public filings made by Mr. Zisapel, the holdings of Mr. Zisapel consisted of: (i) 564,754 ordinary shares held by the Mr. Zisapel and (ii) 250 ordinary shares held of record by Lomsha Ltd., an Israeli company controlled by Mr. Zisapel. The information included in this report is based on a Schedule 13G/A filed by Mr. Zisapel on January 13, 2011.

Significant Changes in the Ownership of Major Shareholders

In December 2009, Weiss Asset Management LP (“Weiss”) purchased (for private investment entities it manages) 370,370 ordinary shares from the Old Lane Funds3 and an additional 170 ordinary shares, and became a major shareholder, holding 5.0% of our ordinary shares. In March 2010, Weiss filed an amendment to its Schedule 13G with the SEC, noting that its holdings in the ordinary shares have decreased below 5%.

In October 2010, warrants to purchase 1,285,714 ordinary shares were exercised by Kanir and warrants to purchase 1,285,714 ordinary shares were exercised by Nechama Investments, all at an exercise price of $4 per share. In December 2010, warrants to purchase 423,677 were exercised by Shlomo Nehama, warrants to purchase 291,633 were exercised by Bank Leumi and warrants to purchase 84,691 were exercised by Bonstar, all at an exercise price of $3.5 per share. In January 2011, warrants to purchase 27,778 ordinary shares, at an exercise price of $6.5 per share, were exercised by one of the participants in the private placement held in 2007. As a result of these warrant exercises, the beneficial ownership of Shlomo Nehama and Kanir decreased to 37.4% and 33.5%, respectively (due to the increase in the outstanding shares and the method of calculation of beneficial ownership).

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

In February 2012, Kanir transferred an aggregate of 751,658 ordinary shares to Hemi Raphael, a company controlled by Hemi Raphael, Ran Fridrich and Bonstar. As a result of such transfers, the beneficial ownership of Kanir decreased to 26.5%.

Record Holders

Based on a review of the information provided to us by our transfer agent and major shareholders, as of March 15, 2012, there were 61* record holders of ordinary shares, of which 26 represented United States* record holders holding approximately 32.3% (of which approximately 27.5% are held by the Depository Trust Company) of our outstanding ordinary shares.
______________________
*           Including the Depository Trust Company.

2008 Shareholders Agreement

Pursuant to public filings made and information provided by Kanir and Nechama Investments and their affiliates, on March 24, 2008, Kanir and Nechama Investments entered into a shareholders agreement (the “2008 Shareholders Agreement”) with respect to their holdings of our ordinary shares. The following summary is based on public filings made by the parties to the 2008 Shareholders Agreement, which include a more detailed description of the 2008 Shareholders Agreement and a copy of such agreement.

The parties to the 2008 Shareholders Agreement agreed to vote all our ordinary shares held by them as provided in the 2008 Shareholders Agreement. Where the 2008 Shareholders Agreement is silent as to a matter brought before our shareholders, the parties will agree in advance as to how they will vote. In the event that the parties do not reach an agreement regarding any such matter, they will vote all of their ordinary shares against such matter. In addition, the parties agreed to use their best efforts to amend our articles to require that, if so requested by at least two of our directors, certain matters, such as related party transactions and any material change in the scope of our business, will require the approval of a simple majority of the outstanding ordinary shares. At our annual shareholders meeting held on December 30, 2008, our shareholders approved the adoption of our Second Amended and Restated Articles, as requested by Kanir and Nechama Investments and that includes, among other things, the revisions contemplated in the 2008 Shareholders Agreement. For more information, see “Item 10B: Memorandum of Association and Second Amended and Restated Articles.”

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

The parties to the 2008 Shareholders Agreement agreed not to enter into any additional voting or similar agreements with any of our other shareholders during the term of the 2008 Shareholders Agreement, which will be in effect so long as (i) the parties hold more than 50% of our outstanding ordinary shares or (ii) each of the parties holds all of its Restricted Shares (unless the lending bank of the parties to the 2008 Shareholders Agreement forecloses on its pledge on the Restricted Shares of either party, causing the immediate termination of the 2008 Shareholders Agreement).

Encumbrances Placed on our Securities

 Pursuant to public filings made and information provided by Kanir and Nechama Investments and their affiliates, on March 27, 2008, each of Kanir and Nechama Investments entered into a separate five-year loan agreement with Israel Discount Bank Ltd. in order to finance the purchase of our ordinary shares and warrants to purchase our ordinary shares. As collateral for the loans, Israel Discount Bank Ltd. received a first-priority pledge over 2,692,893 ordinary shares, or 25.1% of the outstanding ordinary shares, held by Kanir and over 2,692,893 ordinary shares, or 25.1% of the outstanding ordinary shares, held by Nechama Investments. A default of either of Kanir and Nechama Investments under their agreements with Israel Discount Bank Ltd. could cause a foreclosure with respect to our ordinary shares subject to the pledge to such bank, which could result in a change of control of Ellomay. A summary of the loan agreement was filed with the SEC on March 31, 2008 as Exhibit 17 to an amendment to a Schedule 13D.

B.           Related Party Transactions

On December 30, 2008, following the approval of our Audit Committee, Board of Directors and shareholders, we entered into a management services agreement with Kanir and Meisaf, effective as of March 31, 2008, the date of appointment of Messrs. Fridrich and Nehama as members of our Board. In consideration of the performance of the management services and the board services under the terms of the management services agreement we agreed to pay Kanir and Meisaf, in equal parts in and quarterly payments, an aggregate annual services fee in the amount of $250,000 plus value added tax pursuant to applicable law. The management services agreement was initially in effect until the earlier of: (i) the second anniversary of the effective date of the Agreement (March 31, 2010) or (ii) the termination of service of either of the Kanir and Nechama Investments affiliates on our Board of Directors. The term of the management services agreement was extended for one-year periods at our annual meetings of shareholders held on December 30, 2009 and December 22, 2010. Our Audit Committee, Board of Directors and our shareholders, at our annual meeting of shareholders held on December 20, 2011, approved a three-year extension to the management services agreement, so that it shall remain in effect until the earlier of: (i) March 31, 2015, or (ii) the termination of service of either of the Kanir and Nechama Investments affiliates on our Board of Directors.

For a further discussion of transactions and balances with related parties see “Item 10.C: Material Contracts” and Note 14 to our consolidated financial statements, which are included as a part of this report.

C.           Interests of Experts and Counsel

Not Applicable.

ITEM 8: Financial Information

A.           Consolidated Statements and Other Financial Information.

Consolidated Statements

Our consolidated financial statements are set forth in Item 18.

Legal Proceedings

The US dollar amounts presented below are based on applicable conversion rates in effect as of December 31, 2011.

During 2002, a customer filed a lawsuit in China against our subsidiary alleging bad quality of products. The court ruled on April 2003 that the subsidiary should reimburse the customer with the amount of approximately $0.281 million. Following an appeal filed by the subsidiary, the court ruled in September 2003 in favor of the end-user. The subsidiary is in the process of liquidation since 2003 and has no assets; therefore the plaintiff has no remedy against the subsidiary. In August 2011 legal counsel for the customer approached us alleging its responsibility for payment of the amounts due pursuant to the court ruling and an additional amount of $0.1 million and in October 2011 the customer declared its creditor’s rights as part of the process of the liquidation of the subsidiary in an aggregate amount of approximately $0.383 million, which includes interest up to the date of their demand. We responded rejecting the allegations made and the demands for payment by us of our subsidiary’s alleged debts. Based on management’s estimation and the opinion of our legal counsel, it is unlikely that we will be required to pay the amount ruled against the subsidiary in China. Therefore, no provision was recorded with respect to this claim.

During 2002, a customer filed a lawsuit in China against a subsidiary seeking reimbursement in the amount of $0.4 million alleging bad quality of products. In July 2005, the court ruled that the subsidiary is to reimburse the customer an amount of $0.298 million. The subsidiary no longer operates in China and under current law the ruling in China is not enforceable in Hong Kong. The subsidiary notified the customer in March 2006 that it intends to vigorously defend itself if claims were to be submitted to the court in Hong Kong. To date, the customer has not filed any claim in Hong Kong. Based on management’s estimation it is unlikely that we will be required to pay the amount ruled against the subsidiary in China. Therefore, no provision was recorded with respect to this claim.

In September 2003, we filed a suit in the Magistrate Court of Tel Aviv, Israel against R.R. Graphics Ltd., a former distributor in Israel, for the collection of unpaid invoices totaling approximately $0.491 million. In February 2004, R.R. Graphics filed a statement of defense denying our claims and it also filed a counter-claim for alleged damages caused to it by us in the amount of approximately $0.211 million. Based on management’s estimation the counter-claim that was filed by R.R. Graphics is without merit and a loss in not probable.

In December 2003, Imagens Digitais Ltda., a client of NUR Do Brazil Ltda., filed a suit against NUR Do Brazil Ltda. and NUR America in Brazil, alleging that a machine purchased by it failed to perform. Imagens was seeking reimbursement of the purchase price paid by it in the amount of approximately $0.29 million. During 2006 we filed a counterclaim for the collection of unpaid invoices. In January 2010 the court dismissed the client’s suit and in June 2010 the client filed an appeal. On May 15, 2010 a settlement agreement was reached between the client and us in connection with the unpaid invoices according to which we are entitled to receive an aggregate consideration of approximately $0.27 million to be received in installments. Based on management’s estimation and the opinion of our legal counsel, no provision was recorded with respect to the client’s claim.

In February 2007 a claim was filed against us and one of our former officers by a person claiming to have been an agent of the company in West Africa for commissions on sales of printers. The claim is for NIS 3 million ($0.785 million). We filed a statement of defense denying all claims, both with respect to the causes of action and with respect to the factual allegations in the claim. The plaintiff filed a motion with the Court to strike our Statement of Defense, which was rejected. The plaintiff filed an appeal to the Supreme Court. That motion was rejected in July 2010. Both parties filed their affidavits and a request by the plaintiffs to summon one of the former officers of a subsidiary was rejected and an appeal on such rejection was denied. In January 2012 an evidence session was held in the Tel Aviv District Court in which witnesses testified on behalf of the plaintiffs and us and the court scheduled dates for submission of summaries in connection with the plaintiffs’ request to disclose the Company’s accounts. Based on management estimation and the opinion of its legal counsel no provision was recorded with respect to this claim.

During 2008, a former employee of a subsidiary filed a lawsuit against us in the amount of approximately $0.32 million alleging wedid not provide him with the appropriate amount of time toexercisehis stock optionsfollowing the termination of the applicable blackout period. We and the former employee were negotiating a settlement proposal by which we undertook to pay an amount of approximately $0.03 million and this amount was to be considered as the gross, exhaustive and final consideration paid to the former employee. Although the parties did not arrive to a settlement the former employee chose on the hearing of April 3, 2009 to withdraw his claim. In December 2011 we executed a settlement agreement with the former employee and paid him the amount of Euro 30,500.

In September 2010 a claim was filed with the Court of Brescia, Italy against us and against HP and several of its subsidiaries by a former client asking the declaration of invalidity or voidness or termination of the supply of agreements in connection with  5 printers he they purchased between 2004-2006 alleging the defectiveness of the printers (in particular, the lack of the essential safety qualifications and relevant certifications) and requesting damages in the aggregate amount of approximately Euro 2.5 million plus VAT. We were sued based on past ownership of the seller of the printers, NUR Europe (which was sold to HP). In March 2011, we filed our statement of defense, claiming lack of standing, lack of jurisdiction and sole responsibility of NUR Europe as the seller of the printers. The other defendants also raised the lack of jurisdiction claim and also claimed compliance and fulfillment of the purchase agreements. The same former client also filed cautionary proceedings for interim relief in the form of the aforementioned payment with the Court of Brescia, Italy, to which all other parties objected. During March 2011 the judge rejected the interim relief sought and the rejection is currently not appealable.  The parties to the claim are now required to file their final briefs and a final hearing date is scheduled for May 3, 2012. We required that HP pay our legal fees in connection with this claim based on the settlement agreement executed with HP in July 2010 and are still in discussions with HP regarding this claim. Based on management’s estimation and the opinion of its legal counsel, no provision was recorded with respect to this claim.

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

B.           Significant Changes

Except as otherwise disclosed in this report, no significant changes have occurred since December 31, 2011.

ITEM 9: The Offer and Listing

A.           Offer and Listing Details

Stock Price History

The prices set forth below are high and low closing market prices for our ordinary shares of as reported by OTC Markets, Inc. and the NYSE Amex, as applicable, for the fiscal year ended December 31 of each year indicated below, for each fiscal quarter indicated below, and for each month for the last six-month period. Such quotations reflect inter-dealer prices, without retail markup, markdown, or commission and may not necessarily represent actual transactions. Our ordinary shares were listed on the NYSE Amex under the symbol “ELLO” on August 22, 2011 and until such date were quoted in the over-the-counter market in the OTCQB market under the symbol “EMYCF.PK.”

All share prices have been retroactively adjusted to reflect the one-for-ten reverse share split effected on June 9, 2011.

Year	High (US)	Low (US)
2007	$8.4	$4.3
2008	7.5	4.7
2009	6.6	4.5
2010	7.5	5.1
2011	8.00	5.41

2010
First Quarter	$7.2	$5.8
Second Quarter	7.0	5.1
Third Quarter	6.1	5.1
Fourth Quarter	7.5	5.2

2011
First Quarter	$7.2	$6.2
Second Quarter	8.0	6.0
Third Quarter	7.09	5.98
Fourth Quarter	6.00	5.41

2012
First Quarter	$6.55	$5.37

Most Recent Six Months
March 2012	$6.55	$5.37
February 2012	6.00	5.61
January 2012	6.00	5.53
December 2011	5.72	5.51
November 2011	6.00	5.66
October 2011	5.86	5.41

Prior to the listing of our ordinary shares on the NYSE Amex on August 22, 2011, our ordinary shares were quoted on the over-the-counter market in the OTCQB market, which is operated by OTC Markets, Inc. Due to the limited period since the listing of our ordinary shares on the NYSE Amex, our ordinary shares are not yet regularly covered by securities analysts and the media and the liquidity of our ordinary shares is very limited. Such limited liquidity could result in lower prices for our ordinary shares than might otherwise prevail and in larger spreads between the bid and asked prices for our ordinary shares.

B.            Plan of Distribution

Not Applicable.

C.            Markets

Our ordinary shares were listed on the NYSE Amex on August 22, 2011. Our trading symbol is “ELLO.”

Our ordinary shares were traded on The NASDAQ National Market between October 1995 and July 2003, traded on The NASDAQ Capital Market between July 2003 and May 2005 and quoted on the over the counter market in OTCQB market, operated by OTC Markets, Inc. until August 19, 2011.

D.            Selling Shareholders

Not Applicable.

E.            Dilution

Not Applicable.

F.            Expenses of the Issue

Not Applicable.

ITEM 10: Additional Information

A.            Share Capital

Not Applicable.

B.            Memorandum of Association and Second Amended and Restated Articles

Set forth below is a brief description of certain provisions contained in the Memorandum of Association, the Second Amended and Restated Articles, adopted by our shareholders at our general meeting held on December 30, 2008, as amended on June 9, 2011 in connection with the one-for-ten reverse split of our ordinary shares, as well as certain statutory provisions of Israeli law. The Memorandum of Association and the Articles are incorporated by reference herein. The description of certain provisions does not purport to be a complete summary of these provisions and is qualified in its entirety by reference to such exhibits.

Authorized Share Capital

Our authorized share capital is one hundred seventy million (170,000,000) New Israeli Shekels, divided into seventeen million (17,000,000) ordinary shares, NIS 10.00 par value per share.

Due to the fact that we were incorporated prior to 1999, the year the Companies Law was enacted, a special majority of 75% of the shares voting on the matter is required in order to amend our Memorandum, which includes changes to our capital structure, such as an increase in our authorized capital.

As approved at our annual general meeting held on December 22, 2010, following the approval of our Board of Directors, we effected a ten-for-one reverse share split of our ordinary shares on June 9, 2011. All fractional shares resulting from such reverse split which were one-half share or more were increased to the next higher whole number of shares and all fractional shares which were less than one-half share were decreased to the next lower whole number of shares. The purpose of the reverse share split was to increase the price of our ordinary shares in order to enable us to meet the minimum bid price initial listing requirements of the NYSE Amex.

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

Board of Directors

Under the Companies Law, our Board is authorized to determine our strategy and supervise the performance of the duties and actions of our chief executive officer. Our Board may not delegate to a committee of the Board or the chief executive officer the right to decide on certain of the authorities vested in it, including determination of our strategy, distributions, certain issuances of securities and approval of financial reports. The powers conferred upon the Board are vested in the Board as a collective body and not in each one or more of the directors individually. Unless otherwise set forth in a resolution of the shareholders, our Articles provide that our Board shall consist of not less than four (4) nor more than eight (8) directors (including any external directors whose appointment is mandated under the Companies Law).

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

Under the Companies Law and subject to certain exceptions, all arrangements with regard to the Terms of Office and Employment of office holders who are not directors, including arrangements regarding indemnification, exemption and liability insurance, require audit committee and board approval and arrangements regarding the Terms of Office and Employment of directors require audit committee, board and shareholder approval. For more details see “Item 6.C: Board Practices” under “Audit Committee.” Borrowing powers exercisable by the directors are not specifically outlined in our Articles.

No person shall be disqualified to serve as a director by reason of his not holding our shares in. Additionally, our Articles do not provide for an age in which directors are required to retire.

Chairman of the Board

Our Articles provide that our Chairman of the Board shall have no casting vote, unless (i) the Chairman of the Board is then Mr. Shlomo Nehama and (ii) Nechama Investments, together with any Affiliates (as defined in our Articles) thereof, then holds at least 25.05% of our outstanding shares. Our Articles further provide that, notwithstanding the foregoing, in case Mr. Shlomo Nehama elects to exercise his casting vote in respect of a specific resolution brought before our Board (the “Triggering Resolution”), then (a) prior to such exercise, Nechama Investments shall be required to trigger the “Buy Me Buy You” mechanism set forth in the 2008 Shareholders Agreement as an Offering Party (as defined in the 2008 Shareholders Agreement), whereby the Triggering Resolution will be pending until the consummation of the sale of the Restricted Shares (as defined in the 2008 Shareholders Agreement) of one party to the 2008 Shareholders Agreement to the other party of the 2008 Shareholders Agreement in accordance with such “Buy Me Buy You” mechanism; and (b) in the event that three (3) of the members of our Board so require, the Triggering Resolution shall be conditioned upon the approval of our General Meeting pursuant to Article 25.1 of the Articles (requiring a special majority of 50.1% of the outstanding shares). Upon a transfer of the Restricted Shares by Kanir to third party in accordance with the terms of the 2008 Shareholders Agreement, the casting vote of the Chairman of the Board shall expire.

Rights of Shareholders

No preemptive rights are granted to holders of our ordinary shares under the Articles or the Companies Law. Each ordinary share is entitled to one vote on all matters to be voted on by shareholders, including the election of directors. Non-residents of Israel may freely hold and trade the ordinary shares pursuant to general and specific permits issued under Israel’s Currency Control Law, 1978. Neither the Memorandum of Association nor the Articles make any distinction between residents and non-residents of Israel with respect to the ownership of ordinary shares. The Memorandum of Association, the Articles and Israeli law do not make any distinction between residents and non-residents of Israel with respect to the voting rights related thereto.

Pursuant to the Companies Law, an annual meeting of shareholders must be held once in every calendar year at such time (within a period of not more than fifteen months after the preceding annual meeting) and at such place as may be determined by the board of directors. The board of directors may, at any time, convene extraordinary general meetings of shareholders, and shall be obligated to do so upon receipt of a requisition in writing from any of the following: (i) two directors or one quarter of the directors holding office; (ii) one or more shareholders holding at least 5% of the issued capital and at least 1% of the voting rights in the Company; or (iii) one or more shareholders holding at least 5% of the voting rights in the Company. A requisition must detail the objects for which the meeting must be convened and shall be signed by the persons requisitioning it and sent to the Company’s registered office. When the board of directors is required to convene a special meeting, it shall do so within 21 days of the requisition being submitted. In the event the board of directors does not convene the extraordinary meeting despite the receipt of a valid requisition, the persons requisitioning the meeting may convene the meeting themselves, provided that such meeting shall not be held more than three months following the delivery of the requisition and will be convened, to the extent possible, in the same manner as general meetings are convened by the board of directors.

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

Two or more members present in person or by proxy and holding shares conferring in the aggregate more than 25% of the total voting power attached to our shares shall constitute a quorum at general meetings. If a meeting is adjourned due to the lack of a quorum, any two shareholders, present in person or by proxy at the subsequent adjourned meeting, will constitute a quorum. Unless provided otherwise by the terms of issue of the shares, no member shall be entitled to be present or vote at a general meeting (or to be counted as part of the quorum) unless all amounts due as of the date designated for same general meeting with respect to his shares were paid. A resolution shall be deemed adopted if the requisite quorum is present and the resolution is supported by members present, in person or by proxy, vested with more than fifty percent (50%) of the total voting power attached to the shares whose holders were present, in person or by proxy, at such meeting and voted thereon, or such other percentage required by law or set forth in the Articles from time to time.

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

Changing Rights Attached to Shares

According to our Articles, in order to change the rights attached to any class of shares, unless otherwise provided by the terms of the class, such change must be adopted by a general meeting of the shareholders and by a separate general meeting of the holders of the affected class by the majority that is generally required for the amendment of the Articles or, if higher, the Memorandum. The provisions of the Articles relating to General Meetings of our shareholders shall apply, mutatis mutandis, to any separate General Meeting of the holders of the shares of a specific class; provided, however, that the requisite quorum at any such separate General Meeting shall be one or more members present in person or by proxy and holding not less than thirty three and one third percent (33 1/3%) of the issued shares of such class.

Pursuant to the Companies Law, the quorum requirement for General Meetings and for separate General Meetings for holders of a specific class may be satisfied with the presence of at least two members present in person or by proxy and holding not less than 25% of the outstanding shares, or the shares of such class, as the case may be.

Dividends and Liquidation Rights

Our Board of Directors is authorized to declare dividends, subject to applicable law. Dividends may be paid only out of profits and other surplus, as defined in the Companies Law, as of the end of the most recent financial statements or as accrued over a period of two years, whichever is higher. Alternatively, if we do not have sufficient profits or other surplus, then permission to effect a distribution can be granted by order of an Israeli court. In any event, a distribution is permitted only if there is no reasonable concern that the distribution will prevent us from satisfying our existing and foreseeable obligations as they become due.

Upon recommendation by the Board, dividends may be paid, in whole or in part, by the distribution of certain of our specific assets, of our shares or debentures, or shares or debentures of any other company, or in any combination of such manners. Subject to special or restricted rights conferred upon the holders of shares as to dividends, if any, the dividends shall be distributed in accordance with our paid-up capital attributable to the shares for which the dividend has been declared. Our obligation to pay dividends or any other amount in respect of shares may be set-off against any indebtedness, however arising, liquidated or non-liquidated, of the person entitled to receive the dividend. Any dividend unclaimed within the period of seven years from the date stipulated for its payment shall be forfeited and returned to us, unless otherwise directed by our Board. In the event of the winding up of Ellomay, then, after satisfaction of liabilities to creditors and subject to provisions of any applicable law and to any special or restricted rights attached to a share, our assets in excess of our liabilities will be distributed among the shareholders in proportion to the paid-up capital attributable to the shares in respect of which the distribution is being made. Dividend and liquidation right may be affected by the grant of preferential dividends or distribution rights to the holders of a class of shares with preferential rights that may be authorized in the future.

Redemption Provisions

We may, subject to any applicable law, issue redeemable securities and then redeem them.

Certain Transactions with Controlling Persons

No provision in the Articles discriminates against an existing or prospective holder of securities, as a result of such shareholder owning a substantial amount of shares. However, the Companies Law extends the disclosure requirements applicable to office holders as described in “Item 6.C: Board Practices,” to a controlling shareholder in a public company. For purposes of the issues described in these paragraphs, the Companies Law defines a controlling shareholder a shareholder who can direct the activities of the company, including a person who holds 25% or more of the voting rights at the company’s general meeting, provided there is no other person that holds more than 50% of the voting rights in such company. If two or more shareholders are interested parties in the same transaction, their shareholdings are combined for the purposes of calculating the percentages held by them. If two or more shareholders are parties to a voting agreement, their interests are also generally combined for the purposes of calculating percentages.

“Extraordinary Transactions” (as such term is defined by the Companies Law and as set forth in “Item 6.C: Board Practices”) of a public company with its controlling shareholder or with another person if the controlling shareholder has a personal interest in such transaction, including certain private offering of securities in which the controlling shareholder has a personal interest, a transaction between a company and a controlling shareholder or her or his relative, directly or indirectly, including through a company controlled by her or him, relating to the receipt by the company of services from her or him, and, if such controlling shareholder or her or his relative are office holders, a transaction in connection with their Terms of Office and Employment or, if he or she is an employee of the company and not an office holder, a transaction of the company with such person in connection with his or her employment by the company, all require the approval of the audit committee, the board of directors and the shareholders. The shareholders approval of such a transaction requires a simple majority approval and one of the following: (i) at least a majority of the votes cast by shareholders who have no personal interest in the transaction and who vote on the matter are voted in favor of the transaction, or (ii) the votes cast by shareholders who have no personal interest in the transaction voted against the transaction do not represent more than two percent of the voting rights in the company. In addition, any such transaction with a term that exceeds three years requires approval as described above every three years, unless (with respect only to extraordinary transactions and not to other transactions that require the special approval process) the audit committee approves that a longer term is reasonable under the circumstances.

Pursuant to the Companies Regulations (Relief from Related Party Transactions), 2000, promulgated under the Companies Law (the “Relief Regulations”), certain extraordinary transactions between a company and its controlling shareholder(s), certain undertakings of a company to its directors in connection with their terms of service and certain transactions between a company and its controlling shareholder(s) or their relatives in their capacity as office holders or employees of the company may be approved, if the conditions set forth in such regulations are met, without the requirement to obtain shareholder approval. The Relief Regulations require that the company’s audit committee and board of directors determine that the conditions set forth in the Relief Regulations are met. One of the alternative conditions for approving an extraordinary transaction with a controlling shareholder is that such transaction only benefits the company. Another available condition is that the transaction is in the ordinary course of business, on market terms, and does not harm the company. The relief provided by the Relief Regulations will not be available if one or more shareholders holding at least 1% of the issued and outstanding share capital of the company or of the company’s voting rights objects to the use by the company of such relief, provided that such objection is submitted to the company in writing not later than fourteen (14) days from the date in which the company reported the adoption of the resolution pursuant to the Relief Regulations to its shareholders. If such objection is duly and timely submitted, then the transaction or compensation arrangement will require shareholders’ approval as detailed above.

Anti-takeover Provisions; Mergers and Acquisitions under Israeli Law

The Companies Law permits merger transactions with the approval of each party’s board of directors and generally requires shareholder approval as well. A merger with a wholly owned subsidiary does not require approval of the target company’s shareholders. A merger does not require approval of the surviving company’s shareholders if: (i) the merger does not require the adoption of amendments to the surviving company’s memorandum of association or articles and (ii) the surviving company does not issue more than 20% of its voting power in connection with the merger and as a result of the issuance no shareholder would become a controlling shareholder. Shareholder approval of the surviving company would nevertheless be required if the other party to the merger, or a person holding more than 25% of the outstanding voting shares or means of appointing the board of directors of the other party to the merger, holds any shares of the surviving company. In accordance with the Companies Law, our Articles provide that a merger may be approved at a shareholders meeting by a majority of the voting power represented at the meeting, in person or by proxy, and voting on that resolution. The Companies Law provides that in determining whether the required majority has approved the merger, shares held by the other party to the merger, any person holding at least 25% of the outstanding voting shares or means of appointing the board of directors of the other party to the merger, or the relatives or companies controlled by these persons, are excluded from the vote. As described above, our Articles currently provide, under certain circumstances, including a merger of the Company, that two directors may require that, in addition to the majority prescribed by the Companies Law, a merger be approved by a resolution supported by shareholders present, in person or by proxy, vested with at least 50.1% of our outstanding shares.

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

If, as a result of an acquisition of shares, the acquiror will hold more than 90% of a company’s outstanding shares, the acquisition must be made by means of a tender offer for all of the outstanding shares, or a full tender offer. A full tender offer is accepted if either: (i) less than 5% of the outstanding shares do not accept the tender offer and more than half of the offerees who do not have a personal interest in accepting the tender offer accepted it, or (ii) less than 2% of the outstanding shares do not accept the tender offer. If the full tender offer is not accepted, then the acquiror may not acquire shares in the tender offer that will cause his shareholding to exceed 90% of the outstanding shares.

The Companies Law provides for appraisal rights in the event a full tender offer is accepted if the shareholder files a request with the court within six months following the consummation of a full tender offer. The acquirer may provide in the tender offer documents that any shareholder that accepted the offer and tendered his shares will not be entitled to appraisal rights.

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

A shareholder also has a general duty to refrain from depriving any other shareholders of their rights as shareholders.

In addition, a duty to act with fairness towards the company is imposed on: (i) anyone who controls a company, i.e. a person that has the ability to direct the activity of a company, excluding an ability deriving merely from holding an officer or director or another office in the company (a person shall be presumed to control a corporation if he or she holds half or more of certain means of control, i.e. rights to vote at a general meeting and the right to appoint directors or general manager), (ii) any shareholder who knows that it possesses the power to determine the outcome of a shareholder vote and (iii) any shareholder who has the power to appoint or prevent the appointment of an office holder in the company. The Companies Law does not describe the substance of this duty of fairness.

 C.           Material Contracts

Settlement Agreement with Hewlett-Packard Company

On July 27, 2010, following discussions between the parties to the HP Asset Purchase Agreement in connection with the release of funds held in escrow, we executed a Settlement Agreement and Release with HP. Pursuant to the HP Settlement Agreement, HP received approximately $7.3 million of the funds held in escrow in connection with the HP Transaction (plus accrued interest) while we received approximately $7.2 million of such funds (plus accrued interest), such amount including $5 million that was set aside exclusively to cover certain patent claims that did not materialize. HP also released to us an amount of $0.5 million withheld in connection with obligations with respect to government grants of our former Belgian subsidiary, which was sold to HP in connection with the HP Transaction.

The HP Settlement Agreement includes an undertaking by us to continue to be solely responsible for any litigation proceeding of the subsidiaries acquired by HP in the HP Transaction that existed prior to the closing date of the HP Asset Purchase Agreement, if any, and similar undertakings in connection with specific claims. The HP Settlement Agreement also includes an irrevocable general mutual release of current and future claims and rights in connection with the HP Transaction and the Asset Purchase Agreement as more fully set forth therein (other than in the case of fraud), an agreement by the parties that we will not be responsible for any future claims with respect to the transaction and the assets acquired thereunder and an agreement not to sue in connection with the released claims, except for an action arising out of a breach of the HP Settlement Agreement.

The foregoing description of the HP Settlement Agreement is only a summary and does not purport to be complete and is qualified by reference to the full text of the HP Settlement Agreement filed by us as Exhibit 4.10 under Item 19.

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

The Management Agreement was initially in effect until the earlier of: (i) the second anniversary of the effective date of the Agreement (March 31, 2010) or (ii) the termination of service of either of the Kanir and Nechama Investments affiliates on our Board of Directors. However, our Audit Committee, Board of Directors and finally our shareholders, at the annual meetings of shareholders held on December 30, 2009and on December 22, 2010, approved a one-year extension to the Management Agreement. Our Audit Committee, Board of Directors and our shareholders, at our annual meeting of shareholders held on December 20, 2011, approved a three-year extension to the Management Agreement, so that it shall remain in effect until the earlier of: (i) March 31, 2015, or (ii) the termination of service of either of the Kanir and Nechama Investments affiliates on our Board of Directors.  Any revision or amendment of the Management Agreement, or extension of its term, will require the approvals set forth under applicable law and our Articles.

The foregoing description of the Management Agreement is only a summary and does not purport to be complete and is qualified by reference to the full text of the Management Agreement filed by us as Exhibit 4.4 under Item 19.

Agreements in connection with the Investment in Dori Energy

Summaries of the material agreements executed in connection with our investment in Dori Energy are included as Exhibits 4.13, 4.14 and 4.15 under Item 19.

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

        The State of Israel does not restrict in any way the ownership or voting of ordinary shares of Israeli entities by non-residents of Israel, except with respect to subjects of countries that are in a state of war with Israel. In addition, there are currently no limitations on our ability to import and export capital.

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

General Corporate Tax Structure

Israeli companies are generally subject to company tax on their taxable income. The applicable rate was 26% in 2009, 25% in 2010 and 24% in 2011, and was scheduled to be reduced gradually to 18% by 2016. However, due to recent amendments to the Israeli Income Tax Ordinance, the rate commencing January 1, 2012 has been set at 25%.

Amendment No. 174 to the Israeli Income Tax Ordinance, enacted in January 2010, provides that Israeli Accounting Standard No. 29 will not apply with respect to the 2007, 2008 and 2009 tax years, and as a result the IFRS will not apply for purposes of determining taxable income for such tax years. In January 2012, Amendment No. 188 to the Israeli Income Tax Ordinance was enacted which provides that Israeli Accounting Standard No. 29 (and as a result IFRS) will not apply also with respect to the 2010 and 2011 tax years. The effect of this amendment on our financial statements, included elsewhere in this annual report, is not material.

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

Taxation of Israeli Residents

The tax rate applicable to capital gains derived from the sale of shares, whether listed on a stock market or not, is 25% for Israeli individuals, unless such shareholder claims a deduction for financing expenses in connection with such shares, in which case the gain will generally be taxed at a rate of 30%. Additionally, if such shareholder is considered a “significant shareholder” at any time during the 12-month period preceding such sale (i.e., such shareholder holds directly or indirectly, including jointly with others, at least 10% of any means of control in the company) the tax rate will be 30%. Israeli companies are subject to the corporate tax rate on capital gains derived from the sale of shares, unless such companies were not subject to the Adjustments Law (or certain regulations) at the time of publication of the aforementioned amendment to the Tax Ordinance, in which case the applicable tax rate is 25%. However, different tax rates may apply to dealers in securities and shareholders who acquired their shares prior to an initial public offering.

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

Medicare Contribution.  Beginning after December 31, 2012, high-income individuals, estates and trusts generally will be subject to a 3.8% Medicare tax (in addition to otherwise applicable federal income tax) on their investment income and gain, with limited exceptions.  You should consult with your tax advisor regarding the effect, if any, of this tax on your ownership and disposition of our ordinary shares.

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

Based on our income and assets, we believe that we were a PFIC from 2008 through 2010.  In addition, based on our assets, we believe that it is likely that we were a PFIC in 2011 as well.  Since PFIC shares are subject to the PFIC rules even in future years in which we are no longer a PFIC, our ordinary shares will be PFIC shares with respect to any U.S. shareholder that held our shares in 2008, 2009 and 2010, and likely 2011.

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

The mark-to-market election is available only for stock which is regularly traded on a national securities exchange that is registered with the Securities and Exchange Commission or on Nasdaq, or an exchange or market that the U.S. Secretary of the Treasury determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value.  Please consult your tax advisor as to the availability of the mark-to-market election, based on the exchange on which we trade and the amount of trading of our shares, and the tax ramifications of such election (including the special rules that may apply to the gain realized in the year of the election).

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

Recently enacted legislation generally imposes new United States return disclosure obligations (and related penalties) on U.S. individuals who hold certain specified foreign financial assets in excess of certain dollar thresholds.  The definition of specified foreign financial assets would include our ordinary shares, unless they are held in an account at a domestic financial institution.  Please consult with your tax advisor regarding the requirements of filing IRS Form 8938 under these rules.

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

F.             Dividends and Paying Agents

Not Applicable.

G.            Statement by Experts

Not Applicable.

H.            Documents on Display

We are subject to certain of the reporting requirements of the Securities and Exchange Act of 1934, as amended, or the Exchange Act, as applicable to “foreign private issuers” as defined in Rule 3b-4 under the Exchange Act.  As a foreign private issuer, we are exempt from certain provisions of the Exchange Act. Accordingly, our proxy solicitations are not subject to the disclosure and procedural requirements of Regulation 14A under the Exchange Act, and transactions in our equity securities by our officers and directors are exempt from reporting and the “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we file with the Securities and Exchange Commission an annual report on Form 20-F containing financial statements audited by an independent accounting firm. We also submit to the Securities and Exchange Commission reports on Form 6-K containing (among other things) press releases and unaudited financial information. We post our annual report on Form 20-F on our website (http://www.ellomay.com) promptly following the filing of our annual report with the Securities and Exchange Commission. The information on our website is not incorporated by reference into this annual report.

Any statement in this report about any of our contracts or other documents is not necessarily complete. If the contract or document is filed as an exhibit to this report or any of our annual reports or to a registration statement or other documents filed by us, the contract or document is deemed to modify the description contained in this report. You must review the exhibits themselves for a complete description of the contract or document. In the event any of the documents that are filed as exhibits to our annual reports are not in English, the original language version is on file in our offices and is available upon request.

You may review a copy of our filings with the SEC, including exhibits and schedules, and obtain copies of such materials at the SEC’s public reference room at Room 1580, 100 F Street, N.E, Washington, D.C. 20549. You may call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC maintains an Internet site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that we file electronically with the SEC. These SEC filings are also available to the public from commercial document retrieval services.

I.             Subsidiary Information

Not applicable.

ITEM 11: Quantitative and Qualitative Disclosures About Market Risk

Market risks relating to our operations result primarily from changes in exchange rates or in interest rates. We use hedging transactions in order to limit the impact of such changes.

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

Interest Rate

As noted under “Item 4.B: Business Overview,” we entered into the Leasing Agreements with Leasint on December 30, 2010 ,the Finance Agreement with Centrobanca on February 17, 2011 and the Loan Agreement with Unicredit on December 20, 2011. The amounts received in connection with these Agreements are based on EURIBOR rate and therefore we may be affected by adverse movements in interest rates.

In order to manage and limit the interest-rate risk resulting from financing secured or about to be secured from local financing institutions in Italy for our PV operations, we executed the following swap transactions:

A Euro 8 million interest swap transaction with a decreasing notional principle amount based on the amortization table. The interest swap transaction is for a period of 17 years, amortized semi-annually (Euro 250,000) every payment date commencing on March 7, 2011, whereby we are the fixed rate payer (the fixed rate is set at 2.67%) and the financing institute is the floating rate payer.

A Euro 10 million interest swap transaction with a decreasing notional principle amount based on the amortization table. The interest swap transaction is for a period of 17 years, amortized quarterly (Euro 149,253.73) every payment date commencing on October 3, 2011, whereby we are the fixed rate payer (the fixed rate is set at 3.595%) and the financing institute is the floating rate payer.

A Euro 3.75 million interest swap transaction. The interest swap transaction is for a period of 15 years, semi-annually. Every payment date commencing on June 30, 2012, whereby we are the fixed rate payer (the fixed rate is set at 3.52%).

A Euro 5.046 million interest swap transaction, with a decreasing notional principle amount based on the amortization table. The interest swap transaction is for a period of 18 years, semi-annually. Every payment date commencing on June 30, 2012 and until December 31, 2016, whereby we are the fixed rate payer (the fixed rate is set at 1.723%). Every payment date commencing on December 31, 2016 and until December 31, 2029, whereby we are the fixed rate payer (the fixed rate is set at 3.353%).

Sensitivity analysis

Subsequent to December 31, 2011, a Euro 5.046 million interest swap transaction, with a decreasing notional principle amount based on the amortization table. The interest swap transaction is for a period of 18 years, semi-annually. Every payment date commencing on June 30, 2012 and until December 31, 2016, whereby we are the fixed rate payer (the fixed rate is set at 1.723%). Every payment date commencing on December 31, 2016 and until December 31, 2029, whereby we are the fixed rate payer (the fixed rate is set at 3.353%).

	December 31, 2011
	Increase		Decrease
	Profit or loss	Equity	Profit or loss	Equity
	US$ thousands
Change in the exchange rate of:
5% in the Euro	(579)	(579)	579	579
5% in NIS	20	20	(20)	(20)

A change in interest rate would have increased (decreased) profit or loss by the amounts shown below:

December 31, 2011
Profit or loss
US$ thousands
Increase of 1%	99
Increase of 3%	298
Decrease of 1%	(99)
Decrease of 3%	(239)

In addition, as a significant portion of our assets are cash and short-term U.S. dollar-denominated deposits with a U.S. bank. We carefully monitor the banking institutions that we use with respect to their exposure to the current financial market situation. Other than that, the major market risk is currently the potential decline in the U.S. monetary interest rate that would impact our results of operations.

The goal of our hedging transactions as detailed above is to limit the impact of exchange rate and interest rate fluctuations on our transactions denominated in U.S. dollars. We do not hold derivative financial instruments for trading purposes. Nevertheless, under IFRS, we are required to treat our hedges as though they were speculative investments. As a result, we are required to value these hedge positions at the end of each fiscal period and record a gain or loss equal to the difference in their market value from the last balance sheet date. Accordingly, these differences could result in significant fluctuations in our reported net income. We will consider executing further hedging transactions in the future.

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2011. In making this assessment, our management used the criteria in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Based on this assessment, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2011, our internal control over financial reporting is effective based on those criteria.

(c) Attestation Report of the Registered Public Accounting Firm

Not Applicable.

(d) Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2011 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16: Reserved

ITEM 16A: Audit Committee Financial Expert

In February 2010, our Board determined that it has at least one Audit Committee financial expert, as defined in Item 16A of Form 20-F, serving on the Audit Committee. Barry Ben Zeev has been designated as the Audit Committee financial expert and was also determined to be “independent” under the applicable SEC and NYSE Amex regulations. For additional information regarding Barry Ben Zeev’s financial experience, see “Item 6: Directors and Senior Management.”

ITEM 16B: Code of Ethics

We adopted a code of business conduct and ethics which is applicable to all of our officers, directors and employees, including our principal executive, financial and accounting officers and persons performing similar functions (the “Code of Ethics”).

The Code of Ethics, in its current form, is posted on our website at the following web address: http://www.ellomay.com/files/company/CodeofConduct-clean.pdf. We will provide a copy of the Code of Ethics to any person, without charge, upon written request addressed to our Chief Financial Officer at our office in Tel Aviv, Israel.

There are no substantive amendments to, or waivers from, the provisions of the Code of Ethics that are required to be disclosed.

ITEM 16C: Principal Accountant Fees and Services

Fees paid to the Independent Registered Public Accounting Firm

Somekh Chaikin, an independent registered public accounting firm and a member of KPMG International, served as our principal independent registered public accounting firm since December 2011. Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, has served as our independent registered public accounting firm during 2010 and 2011 until the appointment of Somekh Chaikin.

The following table sets forth, for each of the years indicated, the aggregate fees paid for professional audit services and other services rendered by our principal independent registered public accounting firms.

	2010	2011

Audit Fees(1)	$157	$93
Audit-Related Fees(2)	$20	-
Tax Fees(3)	$60	$23
All Other Fees	-	-
Total	$238	$116
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

Audit Committee’s pre-approval policies and procedures

Our Audit Committee nominates and engages our registered public accounting firm to audit our financial statements. See also the description under the heading in “Item 6.C: Board Practices.” In July 2003, our Audit Committee also adopted a policy requiring management to obtain the Audit Committee’s approval before engaging our independent auditors worldwide to provide any other audit or permitted non-audit services to us. Pursuant to this policy, which is designed to assure that such engagements do not impair the independence of our auditors, the Audit Committee pre-approves all specific audit and non-audit services and related fees in the categories audit service, audit-related service and tax services that may be performed by our independent auditors worldwide.

ITEM 16D: Exemptions from the Listing Standards for Audit Committees

Not Applicable.

ITEM 16E: Purchase of Equity Securities by the Company and Affiliated Purchasers

On September 25, 2011, our Board of Directors approved the repurchase of up to $3 million of our ordinary shares to be made from time to time in the open market.  The timing, volume and nature of share repurchases are at the sole discretion of our management, subject to the funds available for share repurchases under the Companies Law, and are dependent on market conditions, the price and availability of our ordinary shares, applicable securities laws and other factors. The Companies Law generally considers the repurchase of securities by a company as a “distribution” and requires such distribution to comply with the criteria applicable to distribution of dividends (for more information on such criteria see “Item 10.B: Memorandum of Association and Second Amended and Restated Articles”). This buyback program is valid until the end of 2012. The buyback program does not obligate us to acquire a specific number of shares in any period, and it may be modified, suspended, extended or discontinued at any time, without prior notice.

The following table sets forth the information with respect to repurchases of our ordinary shares during the year ended December 31, 2011. We believe all of these repurchases were made in full compliance with the anti-manipulation provisions of Rule 10b-18 promulgated under the Exchange Act.
Period	(a) Total Number of Shares Purchased (1)	(b) Average Price Paid per Share (2)	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs (3)
November 1 – November 30	700	$5.9400	700	$2,996,000
December 1 – December 31	8,000	$5.5598	8,000	$2,951,000
_______________________________
(1)	All ordinary shares were repurchased pursuant to the share buyback program approved in September 2011 and were made in open-market transactions.
(2)	In US Dollars. The average price per share excludes commissions.
(3)	In US Dollars. As noted, future repurchases are subject to, among other things, the funds available for repurchase of shares based on the criteria set forth in the Companies Law.

ITEM 16F: Change in Registrant’s Certifying Accountants

(a) Previous independent registered public accounting firm.

On December 20, 2011, our shareholders elected Somekh Chaikin, an independent registered public accounting firm and a member of KPMG International, as the independent registered public accounting firm for the Company, replacing Kost Forer Gabbay & Kasierer, a member of Ernst and Young Global. This action was approved by our shareholders following the recommendation by our Board of Directors and Audit Committee.

The reports of Kost Forer Gabbay & Kasierer on our consolidated financial statements for the fiscal years ended December 31, 2010 and December 31, 2009 did not contain any adverse opinion or a disclaimer of opinion, nor were the reports qualified or modified as to uncertainty, audit scope or accounting principles.

During our fiscal years ended December 31, 2010 and December 31, 2009 and through December 20, 2011, there were no disagreements with Kost Forer Gabbay & Kasierer on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Kost Forer Gabbay & Kasierer, would have caused it to make reference thereto in its reports on our financial statements for such fiscal years.

During our fiscal years ended December 31, 2010 and December 31, 2009 and through December 20, 2011, there were no reportable events as described in Item 16F(a)(1)(v) of Form 20-F.

We provided Kost Forer Gabbay & Kasierer with a copy of this Annual Report Form 20-F prior to its filing with the SEC and requested that Kost Forer Gabbay & Kasierer furnish a letter addressed to the SEC stating whether Kost Forer Gabbay & Kasierer agrees with the statements made by us in response to this Item 16F and set forth above (the “Letter”). A copy of the Letter, dated April 5, 2012, from Kost Forer Gabbay & Kasierer to the SEC is attached as Exhibit 15.3 to this Form 20-F.

(b) New independent registered public accounting firm.

On December 20, 2011, Somekh Chaikin, an independent registered public accounting firm and a member of KPMG International, was engaged as our independent registered public accounting firm.  The engagement of Somekh Chaikin was approved by our shareholders following the recommendation by our Board of Directors and Audit Committee.  During our fiscal years ended December 31, 2010 and December 31, 2009 and through December 20, 2011, we did not consult with Somekh Chaikin regarding any of the matters or events set forth in Item 16F(a)(2)(i) or Item 16F(a)(2)(ii) of Form 20-F.

ITEM 16G: Corporate Governance

NYSE Amex Company Guide and Home Country Laws

Section 110 of the NYSE Amex Company Guide provides that the NYSE Amex will consider the laws, customs and practices of an issuer’s country of domicile, to the extent not contrary to the federal securities laws, regarding such matters as: (i) the election and composition of the board of directors; (ii) the issuance of quarterly earnings statements; (iii) shareholder approval requirements; and (iv) quorum requirements for shareholder meetings. If we wish to seek relief under these provisions we are required to provide written certification from independent local counsel that the non-complying practice is not prohibited by our home country law.

Our corporate governance practices currently differ from those followed by U.S. companies listed on the NYSE Amex in connection with the quorum required for shareholders meetings. While the NYSE Amex Company Guide requires a quorum for shareholder meetings of at least 33-1/3% of our outstanding ordinary shares, our Articles, as permitted by the Companies Law, provide for a quorum of two or more shareholders holding more than 25% of the total voting power attached to our shares. For more information concerning the quorum requirements for shareholders meetings and adjourned shareholders meetings see “Item 10.B: Memorandum of Association and Second Amended and Restated Articles.”

In addition, under the Companies Law we may not be required to obtain shareholder approval for certain issuances of shares in excess of 20% of our outstanding shares, as would be required in certain circumstances by the NYSE Amex Company Guide. At this time, we do not have any intention to enter into any such transaction; however, we may in the future do so and opt to comply with the Companies Law, which may not require shareholder approval. Any such determination to follow the Companies Law’s requirements rather than the standards applicable to U.S. companies listed on NYSE Amex will be made by us based on the circumstances existing at the time approval is required.

Controlled Company

We are a “controlled company” as defined in Section 801 of the NYSE Amex Company Guide. As a result, we are exempt from certain of the NYSE Amex corporate governance requirements, including the requirement that a majority of the board of directors be independent, the requirement applicable to the nomination process of directors and the requirements applicable to the determination or recommendation of executive compensation by a committee comprised of independent directors or by a majority of the independent directors. We follow the requirements of the Companies Law with respect to these issues, including the requirement that we appoint two external directors, all as more fully described in “Item 6.C: Board Practices.”

If the “controlled company” exemptions would cease to be available to us under the NYSE Amex Company Guide, we may instead elect to follow “home country laws” (i.e. Israeli law) instead of some or all of the applicable NYSE Amex Company Guide requirements as described above.

ITEM 16H: Mine Safety Disclosure

Not Applicable.

PART III

ITEM 17: Financial Statements

Not Applicable.

ITEM 18: Financial Statements

See Financial Statements included at the end of this report.

ITEM 19: Exhibits

Number	Description
1.1	Memorandum of Association of the Registrant (translated from Hebrew), reflecting amendments through June 9, 2011*
1.2	Second Amended and Restated Articles of the Registrant, reflecting amendments through June 9, 2011
2.1	Specimen Certificate for ordinary shares
2.2	Form of Subscription Agreement, between the Registrant and certain investors, executed in connection with a private placement completed in January and February 2007(1)
4.1	1998 Non-Employee Directors Share Option Plan(1)
4.2	2000 Stock Option Plan(1)
4.3	Form of Indemnification Agreement and Form of Exemption Letter between the Registrant and its officers and directors(2)
4.4	Management Services Agreement, by and among the Registrant, Kanir Joint Investments (2005) Limited Partnership and Meisaf Blue & White Holdings Ltd., effective as of March 31, 2008(3)
4.5
Engineering Procurement & Construction Contract for the Construction of a Photovoltaic System in Cingoli, between Ellomay PV One S.R.L. and Ecoware S.p.A., dated March 4, 2010 (portions translated from Italian)(4)*

4.6
Engineering Procurement & Construction Contract for the Construction of a Photovoltaic System in Senigallia, between Ellomay PV One S.R.L. and Ecoware S.p.A., dated March 4, 2010 (portions translated from Italian)(4)*

4.7	Side Agreement, between Ellomay PV One S.R.L. and Ecoware S.p.A., dated March 5, 2010(5)
4.8	Giaché Building Right Agreement (summary of Italian version)(6)*
4.9	Massaccesi Building Right Agreement (summary of Italian version)(6)*
4.10	Settlement Agreement and Release, dated July 27, 2010, between Ellomay Capital Limited and Hewlett-Packard Company(6)
4.11	Troia 8 Building Right Agreement (summary of Italian version)(6)*
4.12	Troia 9 Building Right Agreement (summary of Italian version)(6)*
4.13	Investment Agreement, among U. Dori Group Ltd., U. Dori Energy Infrastructures Ltd. and Ellomay Clean Energy Ltd. , dated November 25, 2010 (summary of Hebrew version)(6)*
4.14	Shareholders Agreement, among U. Dori Group Ltd., Ellomay Clean Energy Ltd. and U. Dori Energy Infrastructures Ltd., dated November 25, 2010 (summary of Hebrew version)(6)*
4.15	Agreement, between U. Dori Energy Infrastructures Ltd. and Israel Discount Bank Ltd., dated January 26, 2011 (summary of Hebrew version)(6)*
4.16
Engineering Procurement & Construction Contract for the Construction of a Photovoltaic Plant, between Urbe Techno S.r.l. and Pedale S.r.l., dated March 25, 2011 (portions translated or summarized from Italian)(6)*

Number	Description
4.17	Acquafresca Building Right Agreement (summary of Italian version)*
4.18	D’Angella Building Right Agreement (summary of Italian version)*
4.19	Rinconada II Building Right Agreement (summary of Spanish version)*
8	List of Subsidiaries of the Registrant
12.1	Certification of Principal Executive Officer required by Rule 13a-14(a) and Rule 15d-14(a) (Section 302 Certification)
12.2	Certification of Principal Financial Officer required by Rule 13a-14(a) and Rule 15d-14(a) (Section 302 Certification)
13	Certification of Principal Executive Officer and Principal Financial Officer required by Rule 13a-14(b) and Rule 15d-14(b) (Section 906 Certification)
15.1	Consent of Somekh Chaikin
15.2	Consent of Kost Forer Gabbay & Kasierer
15.3	Letter of Kost Forer Gabbay & Kasierer
 _____________________________________

*	The original language version is on file with the Registrant and is available upon request.

(1)	Previously filed with the Registrant’s Form 20-F for the year ended December 31, 2006 and incorporated by reference herein.
(2)	Previously filed with the Registrant’s Form 6-K dated November 24, 2009 and incorporated by reference herein.
(3)	Previously filed with the Registrant’s Form 6-K dated December 1, 2008 and incorporated by reference herein.
(4)	Previously filed with Amendment No. 2 to the Registrant’s Form 20-F for the year ended December 31, 2009 and incorporated by reference herein.
(5)	Previously filed with the Registrant’s Form 20-F for the year ended December 31, 2009 and incorporated by reference herein.
(6)	Previously filed with the Registrant’s Form 20-F for the year ended December 31, 2010 and incorporated by reference herein.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Ellomay Capital Ltd.

By:	/s/ Ran Fridrich
Ran Fridrich
Chief Executive Officer and Director

Dated: April 5, 2012

Ellomay Capital Ltd. and its Subsidiaries Consolidated Financial Statements As at December 31, 2011

Ellomay Capital Ltd. and its Subsidiaries

Consolidated Financial Statements as at December 31, 2011

[Somekh Chaikin Letterhead]

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Ellomay Capital Ltd.

We have audited the accompanying consolidated financial position of Ellomay Capital Ltd. and its subsidiaries (the "Company") as of December 31, 2011, and the related consolidated statement of comprehensive loss, consolidated changes in equity and consolidated cash flow for the year then ended. This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audits.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statements presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statement referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2011 and the consolidated results of its operation and its cash flow for the year then ended, in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

/s/ Somekh Chaikin
Somekh Chaikin
Certified Public Accountants (Isr.)
Member firm of KPMG International
Tel-Aviv, Israel
April 5, 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

ELLOMAY CAPITAL LTD.

We have audited the accompanying consolidated statement of financial position of Ellomay Capital Ltd. (the "Company") and its subsidiaries as of December 31, 2010 and the related consolidated statements of comprehensive income (loss), changes in equity and cash flows for each of the two years in the period ended December 31, 2010. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries at December 31, 2010 and the consolidated results of their operations and their cash flows for each of the two years in the period ended December 31, 2010, in conformity with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB").

/s/ Kost Forer Gabbay & Kasierer
Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
April 14, 2011	A Member of Ernst & Young Global

Ellomay Capital Ltd. and its Subsidiaries

Consolidated Statements of Financial Position as at

		December 31	December 31
		2011	2010
	Note	US$ in thousands
Assets

Current assets:

Cash and cash equivalents	3	28,917	76,583
Short-term deposits		10,000	-
Restricted cash	4	16,412	728
Trade receivables		88	-
Other receivables and prepaid expenses	5	6,875	1,904
Assets attributed to discontinued operations	1B	-	292
		62,292	79,507
Non-current assets

Advance payments on account of investment		-	3,612
Investments in equity accounted investees	6	13,047	-
Property, plant and equipment	7	48,638	21,752
Restricted cash	4	2,250	400
Other assets		165	943
		64,100	26,707

Total assets		126,392	106,214

Liabilities and Equity

Current liabilities

Loans and borrowings	9	12,129	-
Accounts payable		2,790	2,820
Accrued expenses and other payables	8	14,593	4,551
Liabilities attributed to discontinued operations	1B	200	380
		29,712	7,751
Non-current liabilities:

Finance lease obligations	10	6,114	5,228
Long-term bank loans	11	5,115	-
Other long-term liabilities	12	1,344	4,614
Excess of losses over investment in equity accounted investee		46	55
		12,619	9,897

Total liabilities		42,331	17,648
Equity
Share capital		26,180	26,103
Share premium		76,403	76,266
Treasury stock		(49)	-
Reserves		(3,504)	194
Accumulated deficit		(14,969)	(13,997)
Total equity		84,061	88,566

Total liabilities and equity		126,392	106,214

The accompanying notes are an integral part of the consolidated financial statements.

Ellomay Capital Ltd. and its Subsidiaries

Consolidated Statement of Comprehensive Income (loss)

		For the year ended December 31
		2011	2010	2009
	Note	US$ thousands (except per share date)
Revenues		6,114	-	-
Operating Costs	17B	3,142	-	-
Gross profit		2,972	-	-
General and administrative expenses	17C	3,128	3,211	1,931

Operating loss		(156)	(3,211)	(1,931)

Finance income	17A	1,971	1,480	1,366
Finance expenses	17A	(3,209)	(80)	(9)
Finance income (expenses), net		(1,238)	1,400	1,357
Company’s share of losses of investee accounted
for at equity		(596)	(66)	-

Loss before taxes on income		(1,990)	(1,877)	(574)
Tax benefit (taxes on income)	18	1,018	44	(69)

Loss from continuing operations		(972)	(1,833)	(643)
Income (loss) from discontinued operations, net of tax		-	7,035	(376)

Net income (loss)		(972)	5,202	(1,019)

Other comprehensive income (loss)
Foreign currency translation adjustments		(3,698)	194	-

Total other comprehensive income (loss)		(3,698)	194	-

Total comprehensive income (loss)		(4,670)	5,396	(1,019)

Basic net earnings (loss) per share
Loss from continuing operations		(0.09)	*(0.2)	*(0.1)
Earnings from discontinued operations		-	*0.9	**

Net earnings (loss)	19	(0.09)	*0.7	*(0.1)

Diluted net earnings (loss) per share
Loss from continuing operations		(0.09)	*(0.2)	*(0.1)
Earnings from discontinued operations		-	*0.8	**

Net earnings (loss)	19	(0.09)	*0. 6	*(0.1)

*	Adjusted for 1:10 reverse split – see Note 15E.
**	Less than $0.01

The accompanying notes are an integral part of the consolidated financial statements.

Ellomay Capital Ltd. and its Subsidiaries

Consolidated Statements of Changes in Equity

					Adjustments
					arising from
					translating
					financial
					statements of
	Share	Share	Accumulated	Treasury	foreign
	capital	premium	deficit	stock	operations	Total
	US$ in thousands
Balance as at
January 1, 2011	26,103	76,266	(13,997)	-	194	88,566
Loss for the period	-	-	(972)	-	-	(972)
Other comprehensive loss	-	-	-	-	(3,698)	(3,698)
Total comprehensive loss	-	-	(972)	-	(3,698)	(4,670)
Transactions with owners
of the Company, recognized
directly in equity:
Treasury stock	-	-	-	(49)	-	(49)
Exercise of warrants	77	105	-	-	-	182
Cost of share-based
Payments	-	32	-	-	-	32
Balance as at
December 31, 2011	26,180	76,403	(14,969)	(49)	(3,504)	84,061
Balance as at
January 1, 2010	16,820	72,407	(19,199)	-	-	70,028
Net income	-	-	5,202	-	-	5,202
Other comprehensive
Income	-	-	-	-	194	194
Total comprehensive
income	-	-	5,202	-	194	5,396
Transactions with owners
of the Company, recognized
directly in equity:
Exercise of warrants	9,283	3,803	-	-	-	13,086
Cost of share-based
payments	-	56	-	-	-	56
Balance as at
December 31, 2010	26,103	76,266	(13,997)	-	194	88,566
Balance as at
January 1, 2009	16,820	72,289	(18,180)	-	-	70,929
Loss for the period	-	-	(1,019)	-	-	(1,019)
Total comprehensive loss	-	-	(1,019)	-	-	(1,019)
Transactions with owners
of the Company, recognized
directly in equity:
Cost of share-based
payments	-	118	-	-	-	118
Balance as at
December 31, 2009	16,820	72,407	(19,199)	-	-	70,028

The accompanying notes are an integral part of the consolidated financial statements.

Ellomay Capital Ltd. and its Subsidiaries

Consolidated Statements of Cash Flows

	For the year ended December 31
	2011	2010	2009
	US$ in thousands
Cash flows from operating activities

Net income (loss)	(972)	5,202	(1,019)
Income (loss) from discontinued operations	-	(7,035)	376
Loss from continuing operations	(972)	(1,833)	(643)

Adjustments for:

Depreciation	1,685	22	11
Interest income, net	(436)	(611)	(1,314)
Interest received	582	412	1,782
Interest paid	(322)	-	-
Increase (decrease) in derivatives	2,326	(404)	-
Cost of share-based payment	32	56	118
Share of losses of investee accounted for at equity method	596	66	-
Deferred tax	(144)	-	-
Decrease (increase) in other receivable and prepaid expenses	(6,285)	(2,424)	55
Increase in trade receivables	(95)	-	-
Increase in other assets	345	(373)	(17)
Increase in accrued severance pay, net	17	-	-
Increase (decrease) in accounts payable	(35)	2,815	7
Decrease in other payables and accrued expenses	(448)	(2,161)	(300)
	(2,182)	(2,602)	342

Net cash used in operating activities from
continuing operations	(3,154)	(4,435)	(301)
Net cash generated from (used in) operating activities from
discontinued operations	112	(432)	(940)

Net cash used in operating activities	(3,042)	(4,867)	(1,241)

The accompanying notes are an integral part of the consolidated financial statements.

Ellomay Capital Ltd. and its Subsidiaries

Condensed Consolidated Interim Statements of Cash Flows (cont'd)

	For the year ended December 31
	2011	2010	2009
	US$ in thousands
Purchase of property and equipment	(24,937)	(14,765)	(152)
Advance on account of investment	-	(3,546)	-
Investment in equity accounted investees	(10,765)	-	-
Investment in long-term deposits	-	(400)	-
Settlement of forward contract	465	-	-
Deposit in restricted cash	(17,560)	(728)	-
Investment (Proceeds) from short-term bank deposits	(10,000)	-	49,000

Net cash generated from (used in) investing activities
from continuing operations	(62,797)	(19,439)	48,848
Net cash generated from investing activities from
discontinued operations	-	7,280	694

Net cash generated from (used in) investing activities	(62,797)	(12,159)	49,542

Cash flows from financing activities:

Short-term loans	12,914	-	-
Treasury stock	(49)	-	-
Proceeds from sale and lease back financing	2,166	5,228	-
Proceeds from long-term loans	5,808	-	-
Proceeds from warrants exercised	182	13,086	-

Net cash generated from financing activities from
continuing operations	21,021	18,314	-

Net cash generated from financing activities	21,021	18,314	-

Exchange differences on balances of cash and
cash equivalents	(2,848)	15	-

Increase in cash and cash equivalents	(47,666)	1,303	48,301
Cash and cash equivalents at the beginning of year	76,583	75,280	26,979

Cash and cash equivalents at the end of the year	28,917	76,583	75,280

The accompanying notes are an integral part of the consolidated financial statements.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2011

Note 1 – General

A.
Ellomay Capital Ltd. (hereinafter - the "Company") (formerly: NUR Macroprinters Ltd.), an Israeli Company who operates in the photovoltaic industry in Italy and has invested in several Israeli entities and whose plan of operation is to operate in the Italian PV field and manage its investments in the Israeli market and with respect to the remaining funds the Company holds, to identify and evaluate additional suitable business opportunities in the energy and infrastructure fields, including in the renewable energy field, through direct or indirect investment in energy manufacturing plants and through acquisition of all or part of an existing business, pursuing business combinations or otherwise.

The securities of the Company are listed on the NYSE Amex Stock Exchange. The address of the Company’s registered office is 9 Rothschild Blvd., Tel Aviv, Israel.

B.
Until February 29, 2008, the Company and its subsidiaries developed, manufactured, sold and provided support services for digital wide format and super-wide format printing systems for on-demand, short-run printing as well as related consumable products. On February 29, 2008 (the "Closing Date"), the sale of this business to Hewlett-Packard Company ("HP" and the "HP Transaction") was finalized. Prior to the Closing Date, the Company operated through wholly-owned subsidiaries for sales, support services and marketing of the Company's products in their country or region of domicile, some of which were sold to HP. A majority of the remaining subsidiaries were dissolved during 2008 through 2011.

The aggregate consideration in connection with the HP Transaction amounted to $ 122,600 thousand. Of the total consideration, an amount of $ 500 thousand was withheld in connection with the obligation of NUR Europe, one of the subsidiaries that were sold to HP with respect to the government grants, and an amount of $ 14,500 thousand was deposited into an escrow account to secure the indemnity obligations of the Company and its remaining subsidiaries.

Following the submission of the indemnification claims and responses and negotiations between HP and the Company in connection with the funds deposited in the escrow account, the Company executed a settlement agreement with HP on July 27, 2010 (the “Settlement Agreement”) and received approximately $7,200 thousand (plus accrued interest) out of the $ 14,500 thousand that were deposited in the escrow account, and HP received the remainder of such funds. HP also released to the Company an amount of $ 500 thousand withheld in connection with NUR Europe’s obligations with respect to government grants.

In addition, the parties to the Settlement Agreement agreed to waive any current and future claims against each other arising out of or connected with the HP Transaction and further agreed that the Company will not be responsible for any future claims with respect to the HP Transaction and the assets acquired thereunder.

Following the execution of the Settlement Agreement the Company paid and expects to pay additional payments of approximately $200 thousand to former employees as bonuses and in connection with the repurchase of employee stock options, all as previously approved by the Company's Board of Directors.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2011

Note 1 – General (cont’d)

B.           (cont’d)

Assets and liabilities amounts, operating results and cash flows attributed to the digital wide format and super-wide format printing business were presented as discontinued operations and are expected to be settled in one to two years.

The breakdown of current assets and liabilities attributed to discontinued operations of the Company is as follows:

	December 31	December 31
	2011	2010
	US$ thousands	US$ thousands
Assets
Legal claim receivable	-	268
Other	-	24

Total Assets	-	292

	December 31	December 31
	2011	2010
	US$ thousands	US$ thousands
Liabilities
Accrued expenses and other liabilities	200	380

Total Liabilities	200	380

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2011

Note 1 – General (cont’d)

C.	Definitions:

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

Investee companies - Companies over which the Company has significant influence and that are not subsidiaries and are accounted for in these consolidated financial statements in accordance with the equity method of accounting.

Related party - Within its meaning in IAS 24 (2009), "Related Party Disclosures".

Dollar - The US dollar.

Note 2 – Significant Accounting Policies

A.	Basis of preparation of the financial statements

1.	The consolidated financial statements have been prepared in accordance with IFRS as issued by the IASB.

The Company adopted IFRS for the first time in 2010, with the date of transition to IFRS being January 1, 2009.

The consolidated financial statements were approved on April 4, 2012.

2.	Consistent accounting policies

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements. They also have been applied in preparing an opening IFRS balance sheet as of January 1, 2009, for the purposes of the transition to IFRS, as required by first time adoption of IFRS (IFRS 1).

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2011

Note 2 – Significant Accounting Policies (cont’d)

A.	Basis of preparation of the financial statements (cont’d)

3.	Measurement basis

The consolidated financial statements have been prepared on the historical cost basis, except for the following:

Investment in investee accounted for using the equity method;

Derivative financial instruments at fair value through profit or loss; and

Provision for tax uncertainties.

B.	Significant accounting judgments, estimates and assumptions used in the preparation of the financial statements

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

Legal claims
When assessing the possible outcomes of legal claims that were filed against the Company and its subsidiaries, the companies relied on the opinions of their legal counsel. The opinions of their legal counsel are based on the best of their professional judgment, and take into consideration the current stage of the proceedings and the legal experience accumulated with respect to the various matters. As the results of the claims will ultimately be determined by the courts, they may be different from such estimates. See Note 13D.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2011

Note 2 – Significant Accounting Policies (cont’d)

B.	Significant accounting judgments, estimates and assumptions used in the preparation of the financial statements (cont’d)

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

Uncertain Tax positions:
The Company recognizes a provision for tax uncertainties. In determining the amount of the provision, assumptions and estimates are made in relation to the probability that the position will be sustained upon examination and the amount that is likely to be realized upon settlement, using the facts, circumstances, and information available at the reporting date. The Company records additional tax charges in a period in which it determines that a recorded tax liability is less than it expects ultimate assessment to be. The application of tax laws and regulations is subject to legal and factual interpretation, judgment and uncertainty. Tax laws and regulations themselves are subject to change as a result of changes in fiscal policy, changes in legislation, the evaluation of regulations and court rulings. Therefore, the actual tax liability may be materially different from the Company's estimates, which could result in the need to record additional tax liabilities or potentially reverse previously recorded tax liabilities.

Purchase price allocation:
The Company is required to allocate the purchase price of investment in investee to the assets and liabilities of this investee, on the basis of its estimated fair value. In material acquisitions the Company engages independent valuers to assist it in determining the fair value of these assets and liabilities. This valuation requires management to use significant estimates and assumptions. The intangible assets that were recognized with the assistance of valuers include the customer portfolio. Critical estimates that were used to value certain assets include, inter alia, the cash flows expected from the customer portfolio. Management's assessments regarding the fair value and useful life are based on assumptions management considered reasonable, but involve uncertainty, so accordingly actual results may be different. See Note 6A(1).

C.	Functional and presentation currency

1.
These consolidated financial statements are presented in US dollars which is the Company's functional currency, and have been rounded to the nearest thousand. The US dollar is the currency that represents the principal economic environment in which the Company operates.

2.
The functional currency is examined for the Company and for each of the subsidiaries separately. The functional currency of the Company's Italian subsidiaries' was determined to be the EURO and for the equity investment it was determined to be the NIS.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2011

Note 2 – Significant Accounting Policies (cont’d)

C.	Functional and presentation currency (cont’d)

2.	(cont’d)

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

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2011

Note 2 – Significant Accounting Policies (cont’d)

D.	Basis of consolidation and equity method accounting

1.	Subsidiaries

The consolidated financial statements comprise the financial statements of the Company and its subsidiaries as of December 31, 2011 and 2010. The Company holds 100% of all subsidiaries.

2.	Transactions eliminated upon consolidation

Intercompany balances not yet realized arising from intercompany transactions, are eliminated when preparing these consolidated financial statements.

3.	Investment in investee accounted for using the equity method accounting

Investees are those entities (including joint ventures) in which the Company has significant influence or the ability to significantly influence the financial and operating policies, but control was not achieved. investees are accounted for using the equity method of accounting (equity accounted investees). The Company's consolidated financial statements include the Company's share of net assets including other comprehensive income (loss) of the investee, from the date that significant influence commences until the date that significant influence ceases.

The Company's share of the operating results of the investee are presented in the statement of comprehensive income (loss) as "Company's share of losses of investee accounted for at equity". Profits and losses resulting from transactions between the Company and the investee are eliminated to the extent of the interest in the investee.

The financial statements of the Company and the investee are prepared as of the same dates and periods. The accounting policies applied in the preparation of the financial statements of the investee conform with the policies applied in the preparation of the financial statements of the Company.

After application of the equity method, the Company determines whether it is necessary to recognize an impairment loss on the Company's investment in its investee. The Company determines at each reporting date whether there is any objective evidence that the investment in the investee is impaired. If this is the case the Company calculates the amount of impairment as the difference between the recoverable amount of the investee and its carrying value and recognizes the amount in the statement of comprehensive income (loss).

E.	Cash and cash equivalents

Cash and cash equivalents are comprised of cash at hand, and unrestricted short-term deposits with original maturity of three months or less from the date of acquisition, which are redeemable on demand without penalty and which form part of the Company's cash management. Cash and cash equivalents value is as provided by bank statements and due to the short maturity approximates the fair value.

F.	Short term deposits

Short-term bank deposits are deposits with an original maturity of more than three months but less than one year from the date of deposit.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2011

Note 2 – Significant Accounting Policies (cont’d)

G.	Property, plant and equipment

(1)           Recognition and measurement

Property, plant and equipment items are measured at cost less accumulated depreciation and accumulated impairment losses.

Cost includes expenditure that is directly attributable to the acquisition of the asset.

Project licenses are carried at cost of photovoltaic plants.

(2)           Depreciation

Depreciation is a systematic allocation of the depreciable amount of an asset over its useful life. The depreciable amount is the cost of the asset, or other amount substituted for cost, less its residual value.

An asset is depreciated from the date it is ready for use, meaning the date it reaches the location and condition required for it to operate in the manner intended by management.

Depreciation is recognized in profit or loss on a straight-line basis over the estimated useful lives of each part of the fixed asset item, as this most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset. Leased assets under finance lease agreements including lands are depreciated over the shorter of the lease term and their useful lives, unless it is reasonably certain that the Company will obtain ownership by the end of the lease term.

The estimated useful lives are as follows:

	%	Mainly %

Office furniture and equipment	6-33	33
Photovoltaic plants	5	5
Leasehold improvements	Over the shorter of the lease period or the life of the asset	7

Depreciation methods, useful lives and residual values are reviewed at each financial year-end and adjusted if appropriate.

The estimated useful life of the project licenses which carried at cost of photovoltaic plants is also 20 years.

An item of property, plant and equipment is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on de recognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in profit or loss in the year the asset is derecognized. The asset's residual values, useful lives and methods of depreciation are reviewed, and adjusted if appropriate, at each financial year end.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2011

Note 2 - Significant Accounting Policies (cont’d)

H.            Financial instruments

Non-derivative Financial assets:

The Company's financial assets include cash and cash equivalents, short term and long term deposits, restricted cash, trade receivables, other receivables and prepaid expenses and advanced payments on account of investment.

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

Financial liabilities:

The Company has the following financial liabilities: loans and borrowings, accounts payables, accrued expenses and other payables, finance lease obligation, long-term loans and other long term liabilities.

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

Derivative financial instruments

The Company holds derivative financial instruments to economically hedge its interest rate risk exposures, and an option to acquire additional shares in investee.

Economic hedges

Hedge accounting is not applied to derivative instruments that economically hedge bank loans. Changes in the fair value of such derivatives are recognized in profit or loss under financing income or expenses.

Share capital:

Ordinary shares

Incremental costs directly attributable to the issue of ordinary shares and share options are recognized as a deduction from equity.

Treasury shares

When share capital recognized as equity is repurchased by the Company, the amount of the consideration paid, which includes directly attributable costs, net of any tax effects, is recognized as a deduction from equity. Repurchased shares are classified as treasury shares. When treasury shares are sold or reissued subsequently, the amount received is recognized as an increase in equity, and the resulting surplus on the transaction is carried to share premium, whereas a deficit on the transaction is deducted from retained earnings.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2011

Note 2 - Significant Accounting Policies (cont’d)

I.              Impairment of non-financial assets

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

J.             Share-based payment transactions

The Company's employees and directors are entitled to remuneration in the form of equity-settled share-based payment transactions. The Company applies the provisions of IFRS 2, "Share-Based Payment".

The cost of equity-settled transactions with employees and directors is measured at the fair value of the equity instruments at the date on which they are granted. The fair value is determined by using the Black-Scholes option-pricing model taking into account the terms and conditions upon which the instruments were granted, additional details are included in Note 16.

The cost of equity-settled transactions is recognized in profit or loss, together with a corresponding increase in share premium, over the period in which the service conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award ("the vesting date"). The cumulative expense recognized for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the Company's best estimate of the number of equity instruments that will ultimately vest.

K.            Employees benefits

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

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2011

Note 2 - Significant Accounting Policies (cont’d)

K.            Employees benefits (cont’d)

2.             Post-employment benefits:

The plans are normally financed by contributions to insurance companies and classified as defined contribution plan or as defined benefit plan.

The Company has defined contribution plans pursuant to Section 14 to the Israeli Severance Pay Law, 5723-1963 (the “Severance Pay Law”) under which the Company pays fixed contributions and will have no legal or constructive obligation to pay further contributions if the fund does not hold sufficient amounts to pay all employee benefits relating to employee service in the current and prior periods. Contributions to the defined contribution plan in respect of severance or retirement pay are recognized as an expense when contributed simultaneously with receiving the employee's services and no additional provision is required in the financial statements.

The Company also operates a defined benefit plan in respect of severance pay pursuant to the Severance Pay Law. According to the Severance Pay Law, employees are entitled to severance pay upon dismissal or retirement.

The Company makes current deposits in respect of severance pay obligation to pay compensation to certain of its employees in its pension funds and insurance companies (the "plan assets"). Plan assets are not available to the Company's own creditors and cannot be returned directly to the Company.

The liability for employee benefits presented in the statement of financial position presents the present value of the defined benefit obligation less the fair value of the plan assets, less past service costs.

L.            Leases

The criteria for classifying leases as finance or operating leases depend on the substance of the agreements and classification is made at the inception of the lease.

Operating leases:

Lease agreements are classified as an operating lease if they do not transfer substantially all the risks and benefits incidental to ownership of the leased asset.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2011

Note 2 - Significant Accounting Policies (cont’d)

L.            Leases (cont’d)

Operating leases: (cont’d)

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

M.           Revenue recognition

Revenue is measured according to the fair value of the consideration that was received and/or the consideration the Company is entitled to receive from the sale of electricity in the ordinary course of business.

Revenues from the sale of electricity are recognized when the units of power produced are transferred to the power company at connection points on the basis of a meter reading. Revenues in respect of power produced and transferred to the power company in the period between the most recent meter reading and the date of the statement of financial position, are included based on an estimate.

Seasonality: Power production is effected by seasonality. Production is effected by the level of solar radiation and thus low radiation level during the winter months decrease power production.

N.            Income tax

Income tax comprise of current and deferred taxes. The tax results in respect of current or deferred taxes are recognized in the statement of comprehensive income (loss) except to the extent that the tax arises from items which are recognized directly in equity. In such cases, the tax effect is also recognized in the relevant item in equity.

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

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2011

Note 2 - Significant Accounting Policies (cont’d)

O.            Earnings (loss) per share

The earnings (loss) per share are computed by dividing the net income attributable to the Company's shareholders by the weighted-average number of shares outstanding during the period. Calculation of the basic earnings (loss) per share includes only shares actually outstanding during the period. Potential ordinary shares (convertible securities, such as, warrants and employee options) are included in calculation of the diluted earnings (loss) per share only if their impact dilutes the earnings (loss) per share in that their conversion reduces the earnings per share or increases the loss per share from continuing operations. In addition, potential ordinary shares converted during the period are included in calculation of the diluted earnings (loss) per share only up to the conversion date, and from this date forward they are included in calculation of the basic earnings (loss) per share. Earnings (loss) per share have been retroactively restated in comparative period to reflect the reverse split.

P.            Financial income and expenses

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

Q.           Provisions

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

Legal claims:

A provision for claims is recognized when the Company has a present legal or constructive obligation as a result of a past event, it is more likely than not that an outflow of resources embodying economic benefits will be required by the Company to settle the obligation and a reliable estimate can be made of the amount of the obligation. For further details, refer to Note 13D.

R.            Discontinued operations

A discontinued operation is a component of an entity that either has been disposed of or is classified as held for sale and represents a separate major line of business or geographic area of operations. The operating results relating to the discontinued operations are separately presented in the statement of comprehensive income (loss), and in the statement of cash flow.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2011

Note 2 - Significant Accounting Policies (cont’d)

S.            Standards issued but not yet effective:

(1)
IFRS 9 (2010), Financial Instruments (“the Standard”) – The Standard is one of the stages in a comprehensive project to replace IAS 39 Financial Instruments: Recognition and Measurement ("IAS 39") and it replaces the requirements included in IAS 39 regarding the classification and measurement of financial assets and financial liabilities.

In accordance with the Standard, there are two principal categories for measuring financial assets: amortized cost and fair value, with the basis of classification for debt instruments being the entity’s business model for managing financial assets and the contractual cash flow characteristics of the financial asset. In accordance with the Standard, an investment in a debt instrument will be measured at amortized cost if the objective of the entity’s business model is to hold assets in order to collect contractual cash flows and the contractual terms give rise, on specific dates, to cash flows that are solely payments of principal and interest. All other debt assets are measured at fair value through profit or loss. Furthermore, embedded derivatives are no longer separated from hybrid contracts that have a financial asset host. Instead, the entire hybrid contract is assessed for classification using the principles above. In addition, investments in equity instruments are measured at fair value with changes in fair value being recognized in profit or loss. Nevertheless, the Standard allows an entity on the initial recognition of an equity instrument not held for trading to elect irrevocably to present fair value changes in the equity instrument in other comprehensive income where no amount so recognized is ever classified to profit or loss at a later date. Dividends on equity instruments where revaluations are measured through other comprehensive income are recognized in profit or loss unless they clearly constitute a return on an initial investment.

The Standard generally preserves the instructions regarding classification and measurement of financial liabilities that are provided in IAS 39. Nevertheless, unlike IAS 39, IFRS 9 (2010) requires as a rule that the amount of change in the fair value of financial liabilities designated at fair value through profit or loss, other than loan grant commitments and financial guarantee contracts, attributable to changes in the credit risk of the liability, be presented in other comprehensive income, with the remaining amount being included in profit or loss. However, if this requirement aggravates an accounting mismatch in profit or loss, then the whole fair value change is presented in profit or loss. Amounts thus recognized in other comprehensive income may never be reclassified to profit or loss at a later date. The Standard also eliminates the exception that allowed measuring at cost derivative liabilities that are linked to and must be settled by delivery of an unquoted equity instrument whose fair value cannot be reliably measured. Such derivatives are to be measured at fair value.

The Standard is effective for annual periods beginning on or after January 1, 2015 but may be applied earlier, subject to providing disclosure and at the same time adopting other IFRS amendments as specified in the Standard. The Standard is to be applied retrospectively other than in a number of exceptions as indicated in the transitional provisions included in the Standard.

The Company has not yet commenced examining the effects of adopting the Standard on its financial statements.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2011

Note 2 - Significant Accounting Policies (cont’d)

S.            Standards issued but not yet effective: (cont’d)

(2)
IFRS 10 Consolidated Financial Statements ( “IFRS 10”). IFRS 10 replaces the requirements of IAS 27 Consolidated and Separate Financial Statements (“IAS 27”) and the requirements of SIC-12 Consolidation – Special Purpose Entities (“SIC 12”)  with respect to the consolidation of financial statements, so that the requirements of IAS 27 will continue to be valid only for separate financial statements.

IFRS 10 introduces a new single control model for determining whether an investor controls an investee and should therefore consolidate it. This model is implemented with respect to all investees. According to the model, an investor controls an investee when it is exposed, or has rights, to variable returns from its involvement with that investee, has the ability to affect those returns through its power over that investee and there is a link between power and returns.

Presented hereunder are certain key changes from the current consolidation guidance:

●	IFRS 10 introduces a model that requires applying judgment and analyzing all the relevant facts and circumstances for determining who has control and is required to consolidate the investee.
●	IFRS 10 introduces a single control model that is to be applied to all investees, both those presently in the scope of IAS 27 and those presently in the scope of SIC-12.
●	De facto power should be considered when assessing control. This means that the existence of de facto control could require consolidation.
●
When assessing control, all substantive potential voting rights will be taken into account, and not only potential voting rights that are currently exercisable. The structure, reasons for existence and conditions of potential voting rights should be considered.

●	IFRS 10 provides guidance on the determination of whether a decision maker is acting as an agent or as a principal when assessing whether an investor controls an investee.
●
IFRS 10 provides guidance on when an investor would assess power over portion of the investee (silos), that is over specified assets and liabilities or groups of assets and liabilities of the investee.

●	IFRS 10 provides a definition of protective rights, while there is no such definition in existing IFRS.
●	The exposure to risks and rewards of an investee does not on its own determine that the investor has control over an investee, rather it is one of the factor of control analysis.

IFRS 10 is applicable retrospectively (with a certain relief) for annual periods beginning on or after January 1, 2013. Early adoption is permitted providing that disclosure is provided and that the entire new suite of standards is early adopted, meaning also the additional standards that were issued at the same time – IFRS 11 Joint Arrangements, IFRS 12 Disclosure of Involvement with Other Entities, IAS 27 (2011) and IAS 28 (2011).

The Company has not yet started assessing the effects of adopting the entire consolidation suite on its financial statements.

IFRS 11 Joint Arrangements ( “IFRS 11”). IFRS 11 replaces the requirements of IAS 31 Interests in Joint Ventures ("IAS 31") and amends part of the requirements in IAS 28 Investments in Associates.

IFRS 11 defines a joint arrangement as an arrangement over which two or more parties have joint control (as defined in IFRS 10). Joint arrangements are divided into two types: a joint operation and a joint venture.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2011

Note 2 - Significant Accounting Policies (cont’d)

S.            Standards issued but not yet effective: (cont’d)

(2)           (cont’d)

IFRS 11 Joint Arrangements (“IFRS 11”) (cont’d)

The key changes are as follows:

●
Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control.

●
Joint operations – The parties with joint control have rights to the assets and obligations for the liabilities, relating to the arrangement, regardless of whether or not the joint arrangement is structured in a separate vehicle

●
The accounting treatment of joint operations is similar to the accounting treatment in IAS 31 for jointly controlled assets and operations. This means that assets, liabilities and transactions are recognized and accounted for according to the relevant standards.

●	Joint ventures – All joint arrangements structured in a separate vehicle in which the parties with joint control have rights to the net assets of the joint arrangement.
●	Joint ventures shall only be accounted for using the equity method (the option to apply the proportionate consolidation method has been removed).
●
Accounting treatment for transition from significant influence to joint control, or vice versa –  IAS 28 (2011) eliminates the existing requirement to remeasure the existing or retained interest in the investment to fair value.

●
According to IAS 28 (2011), IFRS 5 applies to an investment, or a portion of an investment, in an associate or a joint venture, that meets the criteria to be classified as held for sale. Until the disposal of the portion of the investment that has been classified as held for sale, the equity method continues to be applied on the portion of the investment that has not been classified as held for sale.

IFRS 11 is applicable retrospectively for annual periods beginning on or after January 1, 2013, but there are specific requirements for retrospective implementation in certain cases. Early adoption is permitted providing that disclosure is provided and that the entire new suite of standards is early adopted, meaning also the additional standards that were issued at the same time – IFRS 10 Consolidated Financial Statements, IFRS 12 Disclosure of Involvement with Other Entities, IAS 27 (2011) and IAS 28 (2011).The Company has not yet started assessing the effects of adopting IFRS 11 on its financial statements.

(3)
IFRS 13 Fair Value Measurement (“IFRS 13”). IFRS 13 replaces the fair value measurement guidance contained in individual IFRSs with a single source of fair value measurement guidance. It defines fair value, establishes a framework for measuring fair value and sets out disclosure requirements for fair value measurements. IFRS 13 does not introduce new requirements to measure assets or liabilities at fair value.

IFRS 13 applies to assets, liabilities and an entity’s own equity instruments that, under other IFRSs, are required or permitted to be measured at fair value or when disclosure of fair value is provided. Nevertheless, IFRS 13 does not apply to share based payment transactions within the scope of IFRS 2 Share-Based Payment and leasing transactions within the scope of IAS 17 Leases.IFRS 13 does not apply to measurements that are similar to but are not fair value (such as the measurement of the net realizable value of inventory, in accordance with IAS 2 Inventories, and the measurement of value in use, in accordance with IAS 36 Impairment of Assets).

IFRS 13 is applicable prospectively for annual periods beginning on or after January 1, 2013. Earlier application is permitted with disclosure of that fact. The disclosure requirements of IFRS 13 need not be applied in comparative information for periods before initial application.

The Company has not yet started assessing the effects of adopting IFRS 13 on its financial statements.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2011

Note 2 - Significant Accounting Policies (cont’d)

S.            Standards issued but not yet effective: (cont’d)

(4)
Amendment to IAS 1, Presentation of Financial Statements: Presentation of Items of Other Comprehensive Income (“the Amendment”). The IAS 1 Amendment changes the presentation of items of other comprehensive income (“OCI”) in the financial statements, so that items of OCI that may be reclassified to profit or loss in the future, would be presented separately from those that would never be reclassified to profit or loss. Additionally, the IAS 1 Amendment changes the title of the Statement of Comprehensive Income to Statement of Profit or Loss and Other Comprehensive Income. However, entities are still allowed to use other titles. The IAS 1 Amendment is effective for annual periods beginning on or after July 1, 2012. The IAS 1 amendment will be applied retrospectively. Early adoption is permitted providing that disclosure is provided.

(5)	Amendment to IAS 19, Employee Benefits (“the Amendment”). The IAS 19 Amendment introduces a number of changes to the accounting treatment of employee benefits.

The key changes are as follows:

The IAS 19 Amendment eliminates the possibility of postponing recognition of actuarial gains and losses, known as the "corridor method" and, in addition, eliminates the option of recognizing actuarial gains and losses directly in profit or loss. As a result, all actuarial gains and losses will be recognized immediately in equity through other comprehensive income.

The IAS 19 Amendment requires immediate recognition of past service costs regardless of whether the benefits have vested or not.

The calculation of net financing income or expense will be determined by applying the discount rate used to measure the defined benefit obligation to the net defined benefit liability (asset). Accordingly, calculation of actuarial gains or losses will also change.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2011

Note 2 - Significant Accounting Policies (cont’d)

S.            Standards issued but not yet effective: (cont’d)

(5)           Amendment to IAS 19, Employee Benefits (“the Amendment”) (cont’d)

The IAS 19  Amendment changes the definitions of short-term employee benefits and of other long term employee benefits, so that the distinction between the two will depend on when the entity expects the benefits to be wholly settled, rather than when settlement is due.

The IAS 19 Amendment enhances the disclosure requirements for defined benefit plans, in an effort to provide better information about the characteristics of defined benefit plans and the risks that entities are exposed to through participation in those plans.

The definition of termination benefits has been clarified in accordance with IAS 37, Provisions, Contingent Liabilities and Contingent Assets, so that termination benefits are recognized at the earlier of when the entity recognizes costs for a restructuring that includes the payment of termination benefits, and when the entity can no longer withdraw the offer of the termination benefits.

The IAS 19 Amendment is applicable retrospectively (excluding certain exceptions stated in the Amendment) for annual periods beginning on or after January 1, 2013. Early adoption is permitted providing that disclosure is provided.

(6)
Amendment to IFRS 7 Financial Instruments: Disclosures, Transfers of Financial Assets (“the IFRS 7 Amendment”) – The IFRS 7 Amendment introduces new disclosure requirements regarding transfers of financial assets, including disclosures for:

●
Financial assets that were not derecognized in their entirety, including disclosures of the risks and rewards associated with these assets, the relationship between the transferred assets and the associated liabilities, the restrictions on the Company’s use of the assets and so forth; and

●
Financial assets that were derecognized in their entirety but the entity has a continuing involvement in them, including the carrying amount and fair value that represents the Company’s involvement in these assets, the Company’s maximum exposure to losses from these assets, an analysis of the undiscounted cash flows as well as the gain or loss from the transfer of the asset and the income or expense arising from the Company’s continuing involvement in the asset.

The IFRS 7 Amendment is effective for annual periods beginning on or after July 1, 2011. The disclosures required in the IFRS 7 Amendment are not required for periods presented in comparative information that began before the Amendment came into effect. Early application is permitted with disclosure.

(7)
Amendment to IAS 12 Income Taxes, Deferred Tax on Investment Property ( “the IAS 12 Amendment”). The IAS 12 Amendment introduces a rebuttable presumption by which deferred taxes on investment property measured using the fair value model in IAS 40 Investment calculated under the assumption that recovery of the carrying amount of investment property will normally be through sale. Nevertheless, the presumption can be rebutted when the investment property is depreciable and the objective of holding the asset according to the Company’s business model is to consume substantially all the economic benefits inherent in the asset over its life. The IAS 12 Amendment is applicable also to the calculation of deferred taxes on investment property acquired in a business combination accounted for according to IFRS 3 Business Combinations, if the subsequent measurement of the investment property is according to the fair value model.

The IAS 12 Amendment is applicable on a retrospective basis for annual periods beginning on or after January 1, 2012. The expected effect of application of the IAS 12 Amendment is not expected to have a significant influence on the Company's financial statements.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2011

Note 3 - Cash and Cash Equivalents

	December 31
	2011	2010
	US$ thousands
Cash available for immediate withdrawal	8,650	11,196
Cash equivalents – short-term bank deposits (*)	20,267	65,387

	28,917	76,583

(*)	The annual interest rate for deposits as of December 31, 2011, is 0.125% - 0.95% (0.25% - 1.05% as of December 31, 2010).

Note 4 - Restricted Cash

	December 31
	2011	2010
	US$ thousands
Deposits (1)	724	728
Short-term bank deposits (2)	15,688	-

Short-term restricted cash	16,412	728

Long-term restricted cash (3)	2,250	400

(1)	These deposits were used to secure obligations towards the land owners of two of the Company’s Photovoltaic plants.

(2)	Bank deposits securing the Company's short term bank loans (see Note 9). The annual interest rate as of December 31, 2011, is 0.45%.

(3)	Bank deposits securing the Company's swap contracts (see Notes 10 and 11). The interest rate as of December 31, 2011, is 1.25%.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2011

Note 5 - Other Receivables and Prepaid Expenses

	December 31
	2011	2010
	US$ thousands
Government authorities	2,323	223
Income receivable	4,027	-
Interest receivable	133	298
Forward contract	-	465
Prepaid expenses and other	392	918

	6,875	1,904

The Company’s exposure to credit and currency risks is disclosed in Note 20.

Note 6 - Investee Companies

A.	Information about investee companies

1.             U. Dori Energy Infrastructures Ltd. (“Dori Energy”) –

On November 25, 2010, the Company entered into an Investment Agreement (the "Dori Investment Agreement") with Dori Group Ltd. ("Dori Group"), and Dori Energy, with respect to an investment in Dori Energy. Dori Energy holds 18.75% of the share capital of Dorad Energy Ltd. ("Dorad"), which plans and promotes the construction of an approximate 800 MWp gas operated power plant in the vicinity of Ashkelon, Israel. The Dori Investment Agreement sets forth that subject to the fulfillment of certain conditions precedent, the Company shall invest a total amount of NIS 50,000 thousand (approximately $14,100 thousand) in Dori Energy, and receive a 40% in Dori Energy's share capital. The Company was also granted an option to acquire additional shares of Dori Energy that, if exercised, will increase Ellomay Energy's percentage holding in Dori Energy to 49% ("first option") and, subject to the obtainment of certain regulatory approvals to 50% ("second option"). The first option will be expire within six months following the earliest between the commercial operations of the power plant, the operation of at least 50% of the turbines or the operation of at least 50% of the production capacity of the power plant and the second option shall commence at this date and expire within 2 years following this date.

The conditions precedent was fulfilled on January 27, 2011 (“Closing Date”).

The total consideration of the Dori Investment agreement was allocated to the option to acquire additional shares of Dori based on its estimated fair value as at the closing date, in the amount of $98 thousand and to the 40% in Dori’s Energy capital shares in the amount of $13,805thousand (including capitalized expenses in the amount of approximately $97).

Based on the fair value of the identifiable assets and liabilities that were acquired the Company allocated the excess cost to customer portfolio in the amount of $5,234 thousand. The estimated useful life of the customer portfolio was determined to be 23 years according to the period of economic benefits and will begin when the construction of the power plant is completed and it begins operating.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2011

Note 6 - Investee Companies (cont'd)

A.	Information about investee companies (cont'd)

1.             U. Dori Energy Infrastructures Ltd. (“Dori Energy”) (cont'd)

As at December 31, it is estimated that operation will begin in December 2013. The investment in Dori Energy is accounted for under the equity method.

The option to purchase additional shares of Dori Energy will be measured based on its fair value in every reported period and changes will be recorded under finance income or expenses. As of December 31, 2011 the fair value of the option is $52 thousand.

Following the consummation of the Dori Investment, the holdings of Ellomay Energy in Dori Energy were transferred to Ellomay Clean Energy Limited Partnership (“Ellomay Energy LP”), an Israeli limited partnership whose general partner is Ellomay Energy and whose sole limited partner is us. Ellomay Energy LP replaced Ellomay Energy with respect to the Dori Investment Agreement and the Dori Shareholders Agreement.

Concurrently with the consummation of the Dori Investment, Dori Energy entered into an agreement with an Israeli bank pursuant to which the bank extended to Dorad, as per Dori Energy's request, a NIS 120 million (approximately $34 million) bank guarantee that was required to allow Dori Energy to extend its pro rata share of the equity required by Dorad in connection with Dorad’s power plant project. The Company guaranteed 40% of the liabilities of Dori Energy towards the Bank under the Bank agreement. In addition, each of Ellomay Energy and U. Dori pledged their holdings in Dori Energy in favor of the Bank as a security for the fulfillment of Dori Energy's obligations to the Bank under the Bank agreement.

The term of this guarantee was extended for one additional year and in the agreement authorizing such extension, each of Ellomay Energy LP and the Dori Group undertook to Discount Bank, that in the event Dorad requires funding from Dori Energy pursuant to the agreement between Dorad and its shareholders, each of Ellomay Energy LP and the Dori Group shall extend to Dori Energy its pro rata share of such funding. During 2011 and 2012, the company extended an additional aggregate amount of $2 million to Dori Energy although it believes that the Dori Group was obligated to extend this amount to Dori Energy under the Dori Investment Agreement. The differences between the Company and the Dori Group in connection with such financing obligations are now being mediated among the Company, the Dori Group and Dori Energy and may eventually be resolved in an arbitration process.

Concurrently with the execution of the Dori Investment Agreement, the Company, Dori Energy and Dori Group have also entered into the Dori Shareholders Agreement ("Dori SHA") that became effective upon the consummation of the Dori Investment. The Dori SHA provides that each of Dori Group and Ellomay Energy is entitled to nominate two directors (out of a total of four directors) in Dori Energy. The Dori SHA also grants each of Dori Group and Ellomay Energy with equal rights to nominate directors in Dorad, provided that in the event Dori Energy is entitled to nominate only one director in Dorad, such director shall be nominated by Ellomay Energy for so long as Ellomay Energy holds at least 30% of Dori Energy. The Dori SHA further includes customary provisions with respect to restrictions on transfer of shares, a reciprocal right of first refusal, tag along, principles for the implementation of a BMBY separation mechanism, veto rights, etc.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2011

Note 6 - Investee Companies (cont'd)

A.	Information about investee companies (cont'd)

2.             Alon Cellular Ltd. (“Alon Cellular”) –

In November 2010, the Company invested in an Israeli Company with respect to the launch of a virtual mobile operator (“MVNO”) in Israel by a joint SPC entity – Alon Ribua telecom Ltd. (“Alon Ribua Telecom,”) that was owned by Alon Ribua Comunications Ltd. (“Alon Ribua”) and Novosti Communications Ltd. (“Novosti”). The MVNO is purported to be operated by Alon Cellular, a wholly owned subsidiary of Alon Ribua Telecom Ltd. ("Alon Telecom").  The Company holds 25% of Alon Ribua Telecom's share capital through its wholly owned subsidiary. In November 2010 the Company extended NIS 38 thousand (approximately $10 thousand), and in January 2011 the Company extended an additional amount of NIS 837 thousand (approximately $219 thousand) to Alon Telecom as a shareholders' loan. The amounts reflect 25% of the aggregate NIS 3,500 thousand (approximately $916 thousand) shareholders' loan that was extended by all shareholders of Alon Ribua Telecom. The investment is accounted for under the equity method. See also Note 22B.

Presented hereunder are details of investments in Dori Energy

B.	Composition of the investments

	December 31
	2011	2010
	US$ thousands	US$ thousands
Investment in shares (C)	12,760	-
Long-term loans	235	-
Option to acquire additional shares	52	-
	13,047	-

C.	Details regarding attributed surplus costs and goodwill arising from the acquisition of affiliates

	December 31
	2011	2010
	US$ thousands	US$ thousands

Customer portfolio (*)	5,234	-
Deferred tax	(1,297)	-
Goodwill	262	-
Balance of attributed surplus cost	4,199	-

(*)	The estimated useful life of the customer portfolio and related deferred tax was determined to be 23 years and will begin when the construction of the power plant is completed and it begins operating.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2011

Note 6 - Investee Companies (cont'd)

D.	Changes in investments

	2011	2010
	US$ thousands	US$ thousands
Balance as at January 1 (**)	3,612	-
Investment in investee (**)	10,193	3,612
Grant of long term loans	235	-
Reevaluation of option to acquire additional shares	(46)	-
The Company’s share of losses	(351)	-
Foreign currency translation adjustments	(596)	-

Balance as at December 31	13,047	3,612

(**) The balance as of December 31, 2010 and January 1, 2011, represents advances payments on account of investment.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2011

Note 6 - Investee Companies (cont’d)

E.	Summary financial data for investees, not adjusted for the percentage ownership held by the Company

(a)	Summary information on financial position

Equity
attributable
to the
			Non-			Non-		owners of
	Rate of	Current	current	Total	Current	current	Total	the
	ownership	assets	assets	assets	liabilities	liabilities	liabilities	Company
	%	US$ thousands
2011

Dori Energy	40	30	9,069	9,099	(7)	(645)	(652)	8,447

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2011

Note 6 - Investee Companies (cont’d)

E.	Summary financial data for investees, not adjusted for the percentage ownership held by the Company (cont’d)

(b)	Summary information on operating results

	Rate of ownership	Profit (loss) for the year
2011	%	US$ thousands

Dori Energy	40	(351)

Note 7 - Property, Plant and Equipment

	Photovoltaic Plants	Office furniture and equipment	Leasehold improvements	Total
	US$ thousands
Cost
Balance as at January 1, 2010	-	99	53	152
Additions	21,553	8	13	21,574
Effect of changes in exchange rates	59	-	-	59
Balance as at December 31, 2010	21,612	107	66	21,785

Balance as at January 1, 2011	21,612	107	66	21,785
Additions	30,603	8	6	30,617
Effect of changes in exchange rates	(2,046)	-	-	(2,046)
Balance as at December 31, 2011	50,169	115	72	50,356

Depreciation
Balance as at January 1, 2010	-	7	4	11
Depreciation for the year	-	15	7	22
Effect of changes in exchange rates	-	-	-
Balance as at December 31, 2010	-	22	11	33

Balance as at January 1, 2011	-	22	11	33
Depreciation for the year	1,751	16	10	1,777
Effect of changes in exchange rates	(92)	-	-	(92)
Balance as at December 31, 2011	1,659	38	21	1,718

Carrying amounts
As at January 1, 2010	-	92	49	141
As at December 31, 2010	21,612	85	55	21,752
As at December 31, 2011	48,510	77	51	48,638

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2011

Note 7 - Property, Plant and Equipment (cont’d)

A.	Investment in Photovoltaic Plants

Since March 4, 2010, the Company has entered into several  Engineering Procurement & Construction Contracts ("EPC Contracts"), with Italian contractors, (the "Contractors"), for the construction, installation, testing, commissioning, operating and maintenance of ten photovoltaic plants located in Italy (each, an "PV Plant" and, together, the "PV Plants").

In connection with the establishment of the Company's PV Plants, the Company recorded as of December 31, 2011, property, plant and equipment at an aggregate value of approximately $ 50,169 thousand, in accordance with actual costs incurred.

During the year ended December 31, 2011 the Company invested in property and equipment aggregating approximately $30,603 thousand, of which $9,000 thousand will be paid in 2012. Depreciation with respect to the PV Plants in Italy is calculated using the straight-line method over 20 years that represent the estimated useful lives of the assets. During the year ended December 31, 2011 the Company had recorded depreciation expenses with respect to its PV Plants in Italy of approximately $ 1,659 thousand.
Presented hereunder are data regarding the Company’s investments in photovoltaic facilities as at December 31, 2011:

			Cost included in the
PV Plant Title	Capacity*	Connection to Grid	Book value
			US$ in thousands
“Troia 8”	995.67 kWp	January 14, 2011	4,309
“Troia 9”	995.67 kWp	January 14, 2011	4,279
“Del Bianco”	734.40 kWp	April 1, 2011	2,598
“Giaché”	730.01 kWp	April 14, 2011	3,427
“Costantini”	734.40 kWp	April 27, 2011	2,632
“Massaccesi”	749.7 kWp	April 29, 2011	3,412
“Galatina”	994.43 kWp	May 25, 2011	5,152
“Pedale	2,993 kWp	May 31, 2011	14,783
“Acquafresca”	947.6 kWp	June 2011	3,988
“D‘Angella”	930.5 kWp	June 2011	3,930

*  As per the contracts.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2011

Note 8 - Accrued Expenses and Other Payables

	December 31
	2011	2010
	US$ thousands
Employees and payroll accruals	62	160
Government authorities	32	319
SWAP related balances	441	140
Tax provision	3,680	-
Payable in connection with photovoltaic plants	9,000	2,670
Accrued expenses	1,378	1,262

	14,593	4,551

Note 9 - Loans and borrowings

A.            Composed as follows:

		Interest
	Linkage	rate	December 31
	terms	2011	2011
		%	US$ thousands
Maturities on long term loans (refer to notes 10 and 11)	EURIBOR	1.6-3.43	498
Short term bank loans (1)	EURO LIBOR	0.75	11,631

			12,129

(1)	During 2011 the Company received short term bank loans renewable each month in the aggregate amount of Euro 9,000 thousand ($11,631 thousand) linked to the EURO LIBOR monthly rate.

Note 10 – Finance Lease Obligation

A.            Composed as follows:

	Linkage	Interest rate	December 31
	terms	2011	2011
		%	US$ thousands
Leasing institution	EURIBOR	3.43	6,114

1.
On December 31, 2010 two wholly-owned Italian subsidiaries of the Company entered into financial leasing agreements, the “Leasing Agreements” in the amount of Euro 3,000 thousand each (Euro 6,000 thousand in total) for the financing of the companies, with the following terms: nominal annual interest rate of 3.43%. Monthly payments in the amount of Euro 20 thousand, commencing 210 days after issuance, for the duration of the Leasing Agreements (17 years) which are linked to the EURIBOR monthly average Euro Interbank Offered Rate. As of December 31, 2011 the first two drawdowns under the Leasing Agreements were received in the aggregate amount of approximately Euro 5 million (approximately $6,483 thousand) net of expenses capitalized in the amount of approximately Euro 1.142 million (approximately $1,476 thousand) comprised mainly of Cadastral tax and VAT paid in connection with the Leasing Agreements.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2011

Note 10 – Finance Lease Obligation (cont’d)

A.            Composed as follows: (cont’d)

2.	The Leasig Agreements includes the following covenants:

a.	A declaration that the shareholders credit towards the two Italian wholly-owned subsidiaries will be subordinated to the leasing company’s credit;
b.
The Company undertook not to transfer the entire holdings in two wholly-owned Italian subsidiaries and shares not exceeding 20% of its holdings in the wholly-owned Luxembourgian subsidiary that wholly-owns the two Italian subsidiaries;

c.	The Company undertook to assign (as guarantee) the receivables from GSE; and
d.	The Company undertook encumber in favor of the leasing company the rights in connection with the guarantees provided under the EPC and O&M agreements.

3.
The Company accounted for the transaction as a sale and a finance leaseback as the Company retained the significant risks and benefits of ownership related to its relevant PV Plants . The carrying value of the photovoltaic plants was left unchanged, with the sales proceeds recorded as a finance lease obligation accounted for under IAS 39.

B.            The aggregate annual maturities are as follows:

	December 31	December 31
	2011	2010
	$ thousands	$ thousands
First year (current maturities)	298	-
Second year	312	214
Third year	319	253
Fourth year	330	262
Fifth year	341	271
Sixth year and thereafter	4,812	4,228
	6,412	5,228
Less current maturities	298	-
Long-term finance lease obligation	6,114	5,228

C.	In order to manage the interest – rate risk resulting from financing institutions in Italy linked to the Euribor, the Company executed swap transactions.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2011

Note 11 - Long-term Bank Loans

A.            Composed as follows:

		Interest
	Linkage	rate	December 31
	terms	2011	2011
		%	US$ thousands
Bank loans	EURIBOR	1.6-2	5,115

1.
On February 17, 2011, one of the Company's Italian subsidiaries entered into a project finance facilities credit agreement (the “Finance Agreement”) with an Italian bank. Pursuant to the Finance Agreement two lines of credit in the aggregate amount of Euro 4.65 million were provided:

(i)
a Senior Loan, to be applied to the costs of construction of the PV Plants (up to 80% of the relevant amount), in the amount of Euro 4.1 million, accruing interest at the EURIBOR rate, increased by a margin of 200 basis points per annum, to be repaid in six-monthly installments; and

(ii)
a VAT Line, for payment of VAT due on the costs of construction in the amount of Euro 0.55 million, accruing interest at the EURIBOR rate, increased by 160 basis points per annum, to be repaid in one payment on December 31, 2013.

The Finance Agreement also requires the payment of commitment fees equal to 0.5% per annum calculated on the undrawn and un-cancelled amount of both the Senior Loan and the VAT Line and certain additional payments, including an arranging fee and an annual agency fee.

The Company's Italian subsidiary undertook to comply with the following financial parameters verified at each repayment date starting from the first installment of the Senior Loan and up to the final redemption date:

DSCR (Debt Rate Cover Ratio): equal or greater than 1.25:1;
LLCR (Loan Life Coverage Ratio): equal or greater than 1.25:1; and
Debt/Equity: equal or less than 80:20;

As of December 31, 2011 financial parameters were met.

On November 30, 2011 an amount of Euro 4.4 million(approximately $ 5,640 thousand) was drawn down on account of these credit lines. Related expenses capitalized to the loan comprised mainly of related notary fee and bank charges amount to approximately Euro 171 thousand (approximately $221 thousand).

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2011

Note 11 - Long-term Bank Loans (cont’d)

B.            The aggregate annual maturities are as follows:

December 31
2011
$ thousands
First year (current maturities)	200
Second year	875
Third year	240
Fourth year	252
Fifth year	265
Sixth year and thereafter	3,483

5,315
Less current maturities	200
Long-term loans	5,115

C.	In order to manage the interest – rate risk resulting from financing institutions in Italy linked to the Euribor, the Company executed a swap transaction.

Note 12 - Other Long-term Liabilities

	December 31	December 31
	2011	2010
	$ thousands	$ thousands
Provision for tax uncertainties	-	4,600
Swap contracts	1,322	-
Liabilities for employees benefits	22	14

	1,344	4,614

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2011

Note 13 - Commitments and Contingent Liabilities

A.            Investment in photovoltaic plants

Since March 4, 2010, the Company has entered into several  Engineering Procurement & Construction Contracts ("EPC Contracts"), with Italian contractors, (the "Contractors"), for the construction, installation, testing, commissioning, operating and maintenance of ten photovoltaic plants located in Italy (each, an "PV Plant" and, together, the "PV Plants").

Each of the PV Plants is constructed and operated on the basis of the following agreements:

-	An EPC Contract, which governs the installation, testing and commissioning of a photovoltaic plant by the respective Contractor;

-	An Operation and Maintenance Agreement (an "O&M Agreement"), which governs the operation and maintenance of the photovoltaic plant by the respective Contractor;

-
When applicable, agreement between the Company's relevant Italian subsidiary and the Contractor, whereby the panels required for the construction of the photovoltaic plant will be purchased by such Italian subsidiary directly from a third party supplier of such panels, and then transferred to the Contractor;

-	A number of ancillary agreements, including:

*	One or more "building rights agreements" with the land owners, which provide the terms and conditions for the lease of land on which the photovoltaic plants are constructed and operated.

*
Standard "incentive agreements" with Gestoredei Servizi Elettrici ("GSE"), Italy's energy regulation agency responsible, inter-alia, for incentivizing and developing renewable energy sources in Italy and purchasing energy and re-selling it on the electricity market. The incentive agreements will be entered into prior to connection of the each of the EPC Projects to the Italian national grid. Under such agreement, it is anticipated that GSE will grant the applicable feed-in tariff governing the purchase of electricity.

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

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2011

Note 13 - Commitments and Contingent Liabilities (cont’d)

B.	Agreement to receive participation interest

On February 22, 2011 (the "Effective Date") the Company entered into agreements to receive participation interests in four oil and gas exploration licenses (the "Licenses") in Israel. The consideration to be paid in connection with the receipt of the participating interests is expected to be an aggregate amount of $710 thousand as reimbursement for past expenditures incurred by the transferors of the participating interests in connection with operations under the Licenses until the Effective Date.

In addition, the Company will be required to reimburse certain costs billed to the Company under the provision of the Joint Operating Agreements entered into with the operator under the licenses during the period between the Effective Date and the closing of the transactions.

In December 2011, the Israeli Petroleum Commissioner published its decision not to extend the terms of the Licenses and as of April 1, 2012 all four licenses have expired and the Petroleum Commissioner announced that they will not be renewed. The current owners of these licenses have announced that they are considering taking legal action in connection with the termination of the licenses but at this stage it is still early to estimate or foresee which actions will be taken by the current owners of these licenses as a result of such decision, if any.

On December 5, 2011 the Company, through limited partnership of which a wholly-owned subsidiary of the Company is the general partner, entered into an agreement to receive participation interests in an exploration license in Israel (the “Yitzchak License”). The Company committed to finance its share of the anticipated expenditures in an amount of up to $2 million, including reimbursement for past expenditures incurred by the transferors of the participating interests in connection with operations under the Yitzchak License until closing date of the agreement (that was subject to the approval of the Israeli Petroleum Commissioner). Thereafter, if the Company does not contribute its share of expenditures in excess of such $2 million, it will be permitted to sell its participating interest to a third party and, if not sold, its holdings in the Yitzchak License would be diluted pro rata to the total expenditures in connection with the Yitzchak License.

In addition, on February 9, 2012 following the Israeli Petroleum Commissioner approval, the transaction was consummated.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2011

Note 13 - Commitments and Contingent Liabilities (cont’d)

C.            Operating lease commitments

The PV Plants are constructed on land leased for 20-21 years under operating lease agreements, which expire on various dates, ranging from 2031 to 2032. In respect to several of the leases the Company has the option to extend the lease until 2040. The Company leases its office space under an operating lease that expires in 2013 with additional 3 years optional extension period. The following table summarizes the minimum annual rental commitments as of the periods indicated under the non-cancelable operating leases and sub-lease arrangements with initial or remaining terms of more than one year, reflecting the terms that were in effect as of December 31, 2011:

Operating
lease
US$ thousands
Year ended December 31
2012	245
2013	232
2014	232
2015	232
2016 and thereafter	2,384

Total minimum lease payments	3,325

D.            Legal proceedings:

The following is a summary of legal proceedings filed against the Company or its subsidiaries. All amounts are converted to US Dollars at the exchange rate as of December 31, 2011.

1.
During 2002, a customer filed a lawsuit in China against a subsidiary alleging bad quality of products. The court ruled on April 2003 that the subsidiary should reimburse the customer with the amount of approximately $ 281 thousand as of December 31, 2011. Following an appeal filed by the subsidiary, the court ruled in September 2003 in favor of the end-user. The subsidiary is in the process of liquidation since 2003 and has no assets; therefore the plaintiff has no remedy against the subsidiary. In August 2011 legal counsel for the customer approached the Company alleging its responsibility for payment of the amounts due pursuant to the court ruling and an additional amount of $100 thousand and in October 2011 the customer declared its creditor’s rights as part of the process of the liquidation of the subsidiary in an aggregate amount of approximately $ 383 thousand as of December 31, 2011., which includes interest up to the date of their demand. The Company responded rejecting the allegations made and the demands for payment by the Company of the subsidiary’s alleged debts. Based on management's estimation and the opinion of its legal counsel, it is unlikely that the Company will be required to pay the amount ruled against the subsidiary in China. Therefore, no provision was recorded with respect to this claim.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2011

Note 13 - Commitments and Contingent Liabilities (cont'd)

D.            Legal proceedings: (cont’d)

2.
During 2002, a customer filed a lawsuit in China against a subsidiary seeking reimbursement in the amount of $400 thousand alleging bad quality of products. In July 2005, the court ruled that the subsidiary is to reimburse the customer an amount of $298 thousand as of December 30, 2011. The subsidiary no longer operates in China and under current law the ruling in China is not enforceable in Hong Kong. The subsidiary notified the customer in March 2006 that it intends to vigorously defend itself if claims were to be submitted to the court in Hong Kong. To date, the customer has not filed any claim in Hong Kong. Based on management's estimation and the opinion of its legal counsel, it is unlikely that the Company will be required to pay the amount ruled against the subsidiary in China. Therefore, no provision was recorded with respect to this claim.

3.
In September 2003, the Company filed a lawsuit against a former distributor of the Company, for the collection of unpaid invoices in the amount of $491 thousand as of December 31, 2011. In February 2004, the former distributor filed a statement of defense denying the Company's claims and it also filed a counter-claim for alleged damages caused to it by the Company in the amount of $211 thousand as of December 31, 2011. Based on the opinion of its legal counsel, management believes that the counterclaim filed by the former distributor is without merit and that a loss is not probable. Therefore, a provision was not recorded with respect to this claim.

4.
In December 2003, a customer of a subsidiary filed a lawsuit alleging that a machine purchased by it failed to perform. The customer sought reimbursement of the purchase price paid by it in the amount of $290 thousand. During 2006 we launched a counter claim to this lawsuit for the collection of unpaid outstanding invoices. On May 15, 2010, a settlement agreement was reached between the customer and the Company in connection with the Company’s claim for unpaid invoices whereby the Company is entitled to receive an aggregate consideration of $270 thousand to be received in installments.

The Company recognized the settlement amount in its annual financial statements for fiscal 2010 under discontinued operations and funds were received in March 2011. In January 2010 the court dismissed the customer’s lawsuit and in June 2010 the customer filed an appeal. Based on management's estimation and the opinion of its legal counsel, no provision was recorded with respect to this claim.

5.
In February 2007, a claim was filed against the Company and one of its former officers by a person claiming to have been an agent of the Company in West Africa for commissions on sales of printers. The claim is for NIS 3,000 thousand ($785 thousand as of December 31, 2011). The Company filed a statement of defense denying all claims, both with respect to the causes of action and with respect to the factual allegations in the claim. The plaintiff's filed a motion with the Court to strike the Company’s Statement of Defense, which was rejected. The plaintiff's filed a motion to appeal to the Supreme Court. That motion was rejected in July 2010. Both parties filed their affidavits and a request by the plaintiffs to summon a former officer of the Company’s subsidiary was rejected and an appeal on such rejection was denied. In January 2012 an evidence session was held in the Tel Aviv District Court in which witnesses testified on behalf of the plaintiffs and the Company and the court scheduled dates for submission of summaries in connection with the plaintiffs’ request to disclose the Company’s accounts. Based on management's estimation and the opinion of its legal counsel, no provision was recorded with respect to this claim.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2011

Note 13 - Commitments and Contingent Liabilities (cont'd)

D.            Legal proceedings: (cont'd)

6.
In September 2010 a claim was filed with the Court of Brescia, Italy against the Company and against HP and several of its subsidiaries by a former customer asking the declaration of invalidity or voidness or termination of the supply of agreements in connection with  five printers it purchased between  2004 - 2006 alleging the defectiveness of the printers (in particular, the lack of the essential safety qualifications and relevant certifications) and requesting damages in the aggregate amount of Euro 2,500 thousand plus VAT (approximately $ 3,230 thousand plus VAT). The Company was sued based on its past ownership of  the seller of the printers, NUR Europe (which was sold to HP in connection with the HP Transaction). In March 2011, the Company filed its statement of defense, claiming lack of standing, lack of jurisdiction and sole responsibility of NUR Europe as the seller of the printers. The other defendants also raised the lack of jurisdiction claim and also claimed compliance and fulfillment of the purchase agreements.  The same former customer also filed cautionary proceedings for interim relief in the form of the aforementioned payment with the Court of Brescia, Italy, to which all other parties objected and which was rejected by the court on March 14, 2011 in a decision that was not appealed by the former customer and therefore became final. The parties to the claim are now required to file their final briefs and a final hearing date is scheduled for May 3, 2012.   The Company has required that HP pay its legal fees in connection with this claim based on the settlement agreement executed with HP in July 2010 and has not yet resolved this issue with HP. Based on management's estimation and the opinion of its legal counsel, no provision was recorded with respect to this claim.

Note 14 - Transactions and Balances with Related Parties

A.
On December 30, 2008, the Company's shareholders approved the terms of a management services agreement entered into among the Company, Kanir Joint Investments (2005) Limited Partnership ("Kanir") and Meisaf Blue & White Holdings Ltd. ("Meisaf"), a company controlled by the Company's chairman of the board and controlling shareholder,  effective as of March 31, 2008 (the "Management Agreement"). According to the Management Agreement, Kanir and Meisaf, through their employees, officers and directors, provide assistance to the Company in all aspects of the new operations process, including but not limited to, any activities to be conducted in connection with identification and evaluation of the business opportunities, the negotiations and the integration and management of any new operations and including discussions with the Company's  management to assist and advise them on such matters and on any matters concerning the Company's affairs and business. In consideration of the performance of the management services and the board services pursuant to the Management Agreement, the Company agreed to pay Kanir and Meisaf an aggregate annual management services fee in the amount of $ 250 thousand.

The Company sub-leases a small part of our office space to a company controlled by Mr. Shlomo Nehama, at a price per square meter based on the price that it pays under its lease agreements. This sub-lease agreement was approved by the Company's Board of Directors.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2011

Note 14 - Transactions and Balances with Related Parties (cont’d)

B.            Compensation to key management personnel and interested parties (including directors)

Executive officers and directors participate in the Company’s share option programs. For further information see Note 16 regarding share-based payments.

Compensation to key management personnel and interested parties (including directors) that are employed by the Company:

	Year ended December 31
	2011		2010		2009
	Number of		Number of		Number of
	people	Amount	people	Amount	people	Amount
		US$ thousands		US$ thousands		US$ thousands
Short-term employee
benefits	2	565	2	345	3	240
Post-employment
benefits	2	29	2	30	3	400
Share-based payments	1	20	1	50	1	111

Compensation to key management personnel (including directors) that are not employed by the Company:

	Year ended December 31
	2011		2010		2009
	Number of		Number of		Number of
	people	Amount	people	Amount	people	Amount
		US$ thousands		US$ thousands		US$ thousands
Compensation to
directors not employed
by the Company	4	73	4	72	4	61
Share-based payments	4	12	4	6	4	7

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2011

Note 14 - Transactions and Balances with Related Parties (cont’d)

C.           Debts and loans to related and interested parties

						Financing income recognized in statement of
	The terms of the loan			Balance as at December 31		income for the year ended December 31
	Interest		Linkage
	rate		base	2011	2010	2011	2010	2009
				US$ thousands
Dori Energy	8.5-8.6	(*)	NIS+CPI	235	-	15	-	-
Alon Cellular	-		NIS	219	10	-	-	-
				454	10	15	-	-

(*) See note 6A1

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2011

Note 15 - Equity

A.            Composition of share capital

	December 31, 2011		December 31, 2010		December 31, 2009
		Issued and		Issued and		Issued and
	Authorized	outstanding	Authorized	outstanding	Authorized	outstanding
Number of shares
Ordinary shares
of NIS 10.00 par
value each	17,000,000	10,778,026	17,000,000	10,750,071	17,000,000	7,378,643

B.            Changes in share capital

Issued and outstanding share capital:

	Number of	NIS
	shares	par value
Balance at December 31, 2010	10,750,071	107,500,710

Exercise of warrants	27,887	278,870

Issuance of shares in connection with the 1:10 reverse split (rounding of fractional shares)	68	680

Balance at December 31, 2011	10,778,026	107,780,260

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2011

Note 15 - Equity (cont'd)

C.            Rights attached to shares:

1.	Voting rights at the general meeting, right to dividend and rights upon liquidation of the Company.

2.
The Ordinary shares of the Company were traded until May 2005 on the NASDAQ Capital Market. From May 19, 2005, the Company's Ordinary shares have been quoted over-the-counter in the "pink sheets" and commencing August 22, 2011 have been listed on the NYSE Amex Stock Exchange.

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

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2011

Note 15 - Equity (cont’d).

E.	Reverse share split

On June 9, 2011, the Company effected a 1-for-10 reverse share split ( “the reverse split”). As a result of the reverse split, every 10 shares of the Company were combined into one share, all fractional shares which were one-half or more were increased to the next higher whole number of shares and all fractional shares which were less than one-half share were decreased to the next lower whole number of shares. The par value of the Company’s shares increased from NIS 1.00 to NIS 10.00. The reverse split affected all of the Company's ordinary shares, stock options and warrants outstanding and reserved for issuance immediately prior to the effective date of the reverse split. The reverse split reduced the number of shares of shares outstanding at June 9, 2011 from 107,778,493 shares to 10,777,917 shares. All references to share and per share amounts for all periods presented have been retroactively restated to reflect this reverse split.

F.            Buy back plan

The Company's Board of Directors approved on September 25, 2011 the repurchase of up to $3 million of the Company's ordinary shares to be made from time to time in the open market.  The timing, volume and nature of share repurchases are at the sole discretion of the Company's management, subject to the funds available for share repurchases under the Companies Law, and are dependent on market conditions, the price and availability of the Company's ordinary shares, applicable securities laws and other factors. This buyback program is valid until the end of 2012. As of December 31, 2011 the Company purchased 8,700 ordinary shares for total consideration of $49 thousand.

G.           Warrants

As of December 31, 2011, , the Company has 324,164 warrants outstanding that are exercisable into 324,164 Ordinary shares of NIS 10.00 par value each for an exercise price of $ 6.5 per ordinary share. These warrants are classified in equity. The warrants may be exercised by January- February 2012.

Subsequent to Balance sheet date the warrants expired.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2011

Note 15 - Equity (cont'd)

G.           Warrants (cont'd)

In October 2010, warrants to purchase 2,571,429 ordinary shares, at an exercise price of $ 4 per share, were exercised. In December 2010, warrants to purchase an aggregate number of 800,000 ordinary shares at an exercise price of $ 3.5 per share were exercised. These exercises resulted in the receipt by the Company of aggregate consideration in the amount of $ 13,086 thousand.

During 2011, warrants to purchase 27,887 ordinary shares at an exercise price of $ 6.5 per share, were exercised.

H.           Translation reserve from foreign operation

The translation reserve comprises all foreign currency differences arising from the translation of the financial statements of foreign operations.

I.             Capital management in the Company

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

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2011

Note 16 - Share-Based Payment

A.            Expenses recognized in the financial statements

The expense recognized in the financial statements for services received from employees is shown in the following table:

	Year ended December 31
	2011	2010	2009
	US$ thousand
Expenses arising from share-based payment
transactions	32	56	118

The share-based payments that the Company granted to its employees are described below. There have been no modifications or cancellations to any of the employee stock options plans during 2011 or 2010, except for the reverse split as described in Note 15E. The amount recognized as an expense is adjusted to reflect the actual number of share options that are expected to vest.

The fair value of the options is estimated using a Black-Scholes options pricing model with the following weighted average assumptions:

	Year ended December 31
	2011	2010
Dividend yield	0%	0%
Expected volatility	0.737	0.5
Risk-free interest	0. 37%	0.55%
Expected life (in years)	2-3	2-3

All options granted during 2011 and 2010 were granted with exercise price equal or higher than the market price on the date of grant. Weighted average fair values and exercise price of options on dates of grant are as follows:

	Equal market price
	2011	2010
	US$
Weighted average exercise prices	6.82	5.9

Weighted average fair value on grant date	2.73	1.6

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2011

Note 16 - Share-Based Payment (cont'd)

B.           Stock Option Plans

In December 1998, the Company's shareholders approved the non-employee director stock option plan (the "1998 Plan"). Each option granted under the 1998 Plan is vested immediately and expires after 10 years. Generally, the Company grants options under the plan with an exercise price equal to the market price of the underlying shares on the date of grant. Following the reverse share split an aggregate amount of not more than 75,000 ordinary shares is reserved for grants under the 1998 Plan.  The original expiration date of the 1998 Plan pursuant to its terms was December 8, 2008 (10 years after its adoption).  At the General Meeting of the Company's shareholders, held on January 31, 2008, the term of the 1998 Plan was extended and as a result it will expire on December 8, 2018, unless earlier terminated by the Board.

In August 2000, the Company's board of directors adopted the 2000 Stock Option Plan (the "2000 Plan" and, together with the 1998 Plan, the "Plans"). Following the reverse share split according to the 2000 Plan, 200,000 options may be granted to officers, directors, employees and consultants of the Company and its subsidiaries. The Options usually vest over a three or four-year period. The exercise price of the options under the 2000 Plan is determined to be not less than 80% of the fair market value of the Company's Ordinary shares at the time of grant, and they usually expire after 10 years from the date of grant. In June 2008 the Company's board of directors extended the 2000 Plan by an additional 10 years and the current expiration date of the 2000 Plan is August 31, 2018.

Following increases in shares reserved for issuance under the Company's 2000 Plan, the Company reserved for issuance 1,772,459 ordinary shares under such plan. As a result of a repurchase and cancellation of employee options following with the HP Transaction, the number of shares reserved for issuance under the 2000 was decreased by 989,355.

As a result of the reverse split, every 10 options of the Company were combined into one option, all fractional shares which were one-half or more were increased to the next higher whole number of shares and all fractional shares which were less than one-half share were decreased to the next lower whole number of options. The exercise price of the options was proportionately increased.

As of December 31, 2011, post reverse split, 21,169 options are outstanding and 45,414 Ordinary shares are available for future grants under the 1998 Plan and 132,195 options are outstanding and 595,009 Ordinary shares are available for future grants under the 2000 Plan. Options that are cancelled or forfeited become available for future grant.

During 2009, 2010 and 2011, the Company granted to directors 4,586, 4,000 and 4,628 options, respectively.

During 2009, 2010 and 2011 the Company granted to one of its senior employee 132,104, 45 and 45 options, respectively. There were no other option grants during 2009, 2010 and 2011.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2011

Note 16 - Share-Based Payment (cont'd)

C.	Changes during the year:

The following table lists the number of share options, the weighted average exercise prices of share options during the current year:

	2011		2010		2009
		Weighted		Weighted		Weighted
		average		average		average
	Number of	exercise	Number of	exercise	Number of	exercise
	options	price	options	price	options	price
		US$		US$		US$
Outstanding at
beginning of year	148,736	8.3	151,358	8.3	14,667	6. 5
Granted during
the year	4,628	6.82	4,045	5.9	136,691	8.5
Exercised during
the year	-	-	-	-	-	-
Expired during
the year	-	-	(6,667)	-	-	-

Outstanding at
end of year	153,364	8.2	148,736	8.3	151,358	8.3

Exercisable at
end of year	153,282	7.04	104,646	8.1	63,275	7. 8

D.	The weighted average remaining contractual life for the share options outstanding as of December 31, 2011 was 6.84- 8 years (2010 - 7.59-8.05 years and 2009 – 3.88- 8.96 years).

E.	The range of exercise prices for share options outstanding as of December 31, 2011 was $3.1- $9.2 (2010 - $3. 1- $9.2 and 2009 $3.1- $18.6).

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2011

Note 17 - Details to the Statements of Comprehensive Income (Loss)

A.            Finance income and expenses:

1.             Finance income

	For the year ended December 31
	2011	2010	2009
	US$ thousands
Interest income	436	611	1,314
Change in fair value of derivatives	-	869	-
Income from exchange rate differences, net	1,535	-	52
Total finance income	1,971	1,480	1,366

2.             Finance expenses

	For the year ended December 31
	2011	2010	2009
	US$ thousands
Change in fair value of derivatives
	2,705	-	-
Interest on loans	464	-	-
Expenses from exchange rate differences, net	-	53	-
Bank charges and other commissions	40	27	9
Total finance expenses	3,209	80	9

B.            Operating Costs

	For the year ended December 31
	2011	2010	2009
	US$ thousands
Depreciation	1,752	-	-
Professional services	822	-	-
Annual rent	190	-	-
Operating and maintenance services	164	-	-
Insurance	62	-	-
Other	152	-	-
Total operating costs	3,142	-	-

C.            General and administrative expenses

	For the year ended December 31
	2011	2010	2009
	US$ thousands
Salaries and related compensation	1,148	754	717
Professional services	1,614	2,144	850
Other	366	313	364

Total general and administrative expenses	3,128	3,211	1,931

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2011

Note 18 - Taxes on Income

A.            Israeli taxation

Corporate tax structure:

On July 14, 2009, the Knesset passed the Economic Efficiency Law (Legislation Amendments for Implementation of the 2009 and 2010 Economic Plan) – 2009, which provided, inter alia, an additional gradual reduction in the company tax rate to 18% as from the 2016 tax year. In accordance with the aforementioned amendments, the company tax rates applicable as from the 2009 tax year are as follows: In the 2009 tax year – 26%, in the 2010  tax year – 25%, in the 2011 tax year – 24%, in the 2012 tax year – 23%, in the 2013 tax year – 22%, in the 2014 tax year  – 21%, in the 2015 tax year – 20% and as from the 2016 tax year the company tax rate will be 18%.

On December 5, 2011 the Knesset approved the Law to Change the Tax Burden (Legislative Amendments) – 2011. According to the law the tax reduction that was provided in the Economic Efficiency Law, as aforementioned, will be cancelled and the company tax rate will be 25% as from 2012.

Italian taxation

Corporate tax structure:

As a rule, corporate income tax (named IRES from 2004) is payable by all resident companies on income from any source, whether earned in Italy or abroad at the rate of 27.5%. Both resident and non-resident companies are subject to regional income tax (IRAP), but only on income arising in Italy at the rate of 3.90%.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2011

Note 18 - Taxes on Income (cont’d)

B.            Composition of income tax expense (income):

	For the year ended December 31
	2011	2010	2009
	US$ thousands	US$ thousands	US$ thousands
Current tax income (expense)
Current year	(432)	-	-
Uncertain tax positions (see Note 17B)	1,352	44	(69)
	920	44	(69)
Deferred tax expense
Creation and reversal of temporary differences	98	-	-

Tax benefit (taxes on income)	1,018	44	(69)

C.            Theoretical tax:

Statutory rate applied to corporations in Israel and the actual tax expense, is as follows:

	2011	2010	2009
	US$ thousands
Loss before taxes on income from continuing
operations	1,990	1,877	574
Primary tax rate of the Company	24%	25%	26%
Theoretical tax benefit	478	469	149

Loss subject to different tax rate	(49)	102	(26)
Foreign exchange differences	685	(189)	20
Permanent differences	(285)	-	-
Unrecognized tax losses, reserves and allowances	189	(338)	(212)

Actual tax benefit (taxes on income)	1,018	44	(69)

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2011

Note 18 - Taxes on Income (cont'd)

D.            Carry forward tax losses:

As of December 31, 2011, Ellomay Capital Ltd. had available carry forward tax losses and deductions aggregating to approximately $ 26,400 thousand, which have no expiration date.

NUR Media Solutions had available carry forward losses as of December 31, 2011 aggregating to approximately $ 6,000 thousand, which have no expiration date.

Deferred taxes have not been recognized of the Company's and its non-operating subsidiaries' carryforward tax losses.

The Company's management currently believes that as the Company has a history of losses it is more likely than not that the deferred tax regarding all losses carry forward will not be utilized in the foreseeable future. Therefore, deferred tax assets were not recorded in the years 2011 and 2010.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2011

Note 18 - Taxes on Income (cont’d)

E              Deferred taxes:

		Finance lease
	Fixed	obligations and
	assets	Long term loans	Swap contract	Total
	US$ thousands
Balance of deferred tax asset
(liability) as at January 1, 2011	-	-	-	-
Changes recognized in profit or loss	(2,875)	2,952	21	98
Balance of deferred tax asset
(liability) as at December 31,
2011	(2,875)	2,952	21	98

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2011

Note 19 - Earnings Per Share

The following table sets forth the computation of basic and diluted earnings per share:

	For the year ended December 31
	2011	2010	2009
	US$ thousands	US$ thousands	US$ thousands
Net income (loss)	(972)	5,202	(1,019)

Weighted average ordinary shares outstanding	10,776,091	7,911,551	7,378,643

Dilutive effect:
Employee stock options and warrants	-	992,699	-

Diluted weighted average ordinary shares
outstanding	-	8,904,250	-

Basic loss per share from continuing operations	(0.09)	(0.2)	(0.1)

Diluted loss per share from continuing operations	(0.09)	(0.2)	(0.1)

Basic earnings per share from discontinued
operations	-	0.9	(* )

Diluted earnings per share from discontinued
operations	-	0.8	(* )

 (*)           Less than $0.01

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2011

Note 20 - Financial Instruments

A.	Overview

The Company has exposure to the following risks from its use of financial instruments:

—	Credit risk
—	Liquidity risk
—	Market risk

This note presents quantitative and qualitative information about the Company’s exposure to each of the above risks, and the Company’s objectives, policies and processes for measuring and managing risk.

In order to manage these risks and as described hereunder, the Company executes transactions in derivative financial instruments. Presented hereunder is the composition of the derivatives:

	December 31
	2011	2010
	US$ thousands
Derivatives presented under current assets
Forward contracts	-	465

Total	-	465

Derivatives presented under non-current assets
SWAP contracts	-	544

Total	-	544

Derivatives presented under current liabilities
SWAP contracts	(441)	(140)

Total	(441)	(140)

Derivatives presented under non-current liabilities
SWAP contracts	(1,322)	-

Total	(1,322)	-

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2011

Note 20 - Financial Instruments (cont’d)

B.	Risk management framework

The Company's management has overall responsibility for the establishment and oversight of the Company’s risk management framework.

C.	Credit Risk

As at December 31, 2011, the Company does not have any significant concentration of credit risk.

Cash and short-term deposits
As at December 31, 2011, the Company has cash and cash equivalents in the amount of $28,917 thousand and $10,000 thousand in short-term deposits. The Company’s cash and cash equivalents and short-term deposits are deposited with financial institutions having high credit rating (international rating scale).

Restricted cash
As at December 31, 2011, the Company has a balance of current restricted cash of $16,412 thousand and a balance of non-current restricted cash of $2,250 thousand, see also Note 4.

Trade and other receivables
As at December 31, 2011, the Company has a balance of trade and other receivables of $4,115 thousand. This balance refers to invoices issued and unbilled to ENEL, the Italian national electricity grid operator and is due within 60 days from issuance.

Bodies that provided financing for the project’s construction
Risk from bodies that provided short-term financing to the Company and financing to the Company's subsidiaries in Italy for the construction of the PV plants in respect of the financing agreements as described in Notes 9, 10 and 11. These bodies have a high credit rating.

D.	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always has sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

The Company has contractual commitments due to financing agreements and EPC and O&M agreements of its subsidiaries in Italy, see also Note 13A.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2011

Note 20 - Financial Instruments (cont’d)

D.	Liquidity risk (cont’d)

The following are the contractual maturities of financial liabilities at undiscounted amounts and based on the future rates forecasted at the reporting date, including estimated interest payments. This disclosure excludes the impact of netting agreements:

	December 31, 2011
	Carrying	Contractual	Less than			More than
	amount	cash flows	1 year	1-2 years	2-5 years	5 years
	US$ thousands
Non-derivative financial liabilities

Long term loans, including current maturities	5,315	6,936	390	1,082	1,214	4,250

Finance lease obligation including current maturities	6,412	8,808	560	558	1,659	6,031

Loans and borrowings	11,631	11,834	11,834	-	-	-

Trade payables and other accounts payable	16,942	16,942	16,942	-	-	-

Liabilities attributed to discontinued operations	200	200	200	-	-	-

	40,500	44,720	29,926	1,640	2,873	10,281
Derivative finance liabilities

Swap contracts	1,763	1,763	441	905	382	35

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2011

Note 20 - Financial Instruments (cont’d)

D.	Liquidity risk (cont’d)

	December 31, 2010
	Carrying	Contractual	Less than			More than
	amount	cash flows	1 year	1-2 years	2-5 years	5 years
	US$ thousands
Non-derivative financial liabilities

Trade payables and other accounts payable	11,831	11,831	11,831	-	-	-

Finance lease obligations	5,228	9,219	67	538	1,724	6,890

Total	17,059	21,050	11,898	538	1,724	6,890
Derivative financial liabilities

Swap contract	140	140	140	-	-	-

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2011

Note 20 - Financial Instruments (cont’d)

E.	Market risk

Market risk is the risk that changes in market prices will affect the Company’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.

The principal risks that the Company faces, as assessed by management, are as follows: a change in the regulation applicable to the area of activity, a change in the tariffs as approved by the Electricity Authority in Italy, changes in the situation of the electricity and gas market, political and security events.

(1)	Foreign currency risk

As a result of the Company's operations, the Company is exposed to changes in the dollar/Euro exchange rate.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2011

Note 20 - Financial Instruments (cont’d)

E.	Market risk (cont’d)

(1)	Linkage and foreign currency risks (cont’d)

(a)	The exposure to linkage and foreign currency risk

The Company's exposure to linkage and foreign currency risk except in respect of derivatives (see hereunder) was as follow:

	December 31, 2011
	Non-monetary	NIS	Unlinked	EURO	Total
	US$ thousands
Financial assets and
financial liabilities
Current assets:
Cash and cash equivalents	-	131	16,271	12,515	28,917
ST deposits	-	-	10,000	-	10,000
ST restricted cash	-	-	15,688	724	16,412
Trade receivables	-	-	-	88	88
Other accounts receivables	-	272	-	6,603	6,875
Non-current assets:
Investments in equity
accounted investees	13,047	-	-	-	13,047
Property, plant and
equipment, net	48,638	-	-	-	48,638
LT restricted cash	-	-	2,250	-	2,250
Other assets	165	-	-		165
Current liabilities:	-	-
Loans and borrowings	-	-	-	(12,129)	(12,129)
Accounts payable	-	(13)	-	(2,777)	(2,790)
Accrued expenses and
other payables	(4,538)	-	-	(10,055)	(14,593)
Liabilities attributed to
discontinued operations	-	-	(200)	-	(200)
Non-current liabilities:
Finance lease obligations	-	-	-	(6,114)	(6,114)
Long-term loans	-	-	-	(5,115)	(5,115)
Excess of losses over
investment in equity	(46)	-	-	-	(46)
Other long-term liabilities	(1,344)	-	-	-	(1,344)
Total exposure in statement
of financial position in
respect of financial assets
and financial liabilities	55,922	390	44,009	(16,260)	84,061

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2011

Note 20 - Financial Instruments (cont’d)

E.	Market risk (cont’d)

(1)	Linkage and foreign currency risks (cont’d)

(a)	The exposure to linkage and foreign currency risk (cont’d)

	December 31, 2010
	Non-monetary	NIS	Unlinked	EURO	Total
	US$ thousands
Financial assets and
financial liabilities:
Current assets:
Cash and cash equivalents	-	40	65,030	11,513	76,583
ST restricted cash	-	-	-	728	728
Other accounts receivables	-	552	402	950	1,904
Assets attributed to
discontinued operations	-	-	292	-	292
Non-current assets:
Advances on account
of investments	3,612	-	-	-	3,612
Property, plant and
equipment, net	21,752	-	-	-	21,752
LT deposits		-	400		400
Other assets		-	-	943	943

Current liabilities:

Accounts payable	-	(13)	-	(2,807)	(2,820)
Accrued expenses and
other payables	(600)	(426)	-	(3,525)	(4,551)
Liabilities attributed to
discontinued operations	-	-	(380)		(380)
Non-current liabilities:
Finance lease obligations	-	-	-	(5,228)	(5,228)
Excess of losses over
investment in equity	(55)	-	-	-	(55)
Other long-term liabilities	(4,614)	-	-	-	(4,614)
Total exposure in statement
of financial position in
respect of financial assets
and financial liabilities	20,095	153	65,744	2,574	88,566

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2011

Note 20 - Financial Instruments (cont’d)

E.	Market risk (cont’d)

(1)	Linkage and foreign currency risks (cont’d)

(a)	The exposure to linkage and foreign currency risk (cont’d)

Information regarding significant exchange rates:

	For the year ended December 31
	2011		2010
	Rate of		Rate of
	change		change
	%	USD	%	USD
1 Euro	(3.2)	1.292	(7.4)	1.335
1 NIS	(7.1)	0.262	6.4	0.282

(b)	Sensitivity analysis

A change as at December 31 in the exchange rates of the following Euro against the USD, as indicated below would have increased (decreased) profit or loss and equity by the amounts shown below (after tax). This analysis is based on foreign currency exchange rate that the company considered to be reasonably possible at the end of the reporting period. The analysis assumes that all other variables, in particular interest rates, remain constant.

	December 31, 2011
	Increase		Decrease
	Profit or loss	Equity	Profit or loss	Equity
	US$ thousands
Change in the exchange rate of:
5% in the Euro	(579)	(579)	579	579
5% in NIS	20	20	(20)	(20)

	December 31, 2010
	Increase		Decrease
	Profit or loss	Equity	Profit or loss	Equity
	US$ thousands
Change in the exchange rate of:
5% in the Euro	138	138	(138)	(138)
5% in NIS	8	8	(8)	(8)

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2011

Note 20 - Financial Instruments (cont’d)

E.	Market risk (cont’d)

(2)	Interest rate risk

From 2011, the Company is exposed to changes in fair value, as a result of changes in interest rate in connection with its loans and borrowings. The debt instruments of the Company bear variable interest rate.

Sensitivity analysis

A change in interest rate would have increased (decreased) profit or loss by the amounts shown below:

December 31, 2011
Profit or loss
US$ thousands
Increase of 1%	99
Increase of 3%	298
Decrease of 1%	(99)
Decrease of 3%	(239)

F.	Fair value

(1)	Fair values versus carrying amounts

The carrying amounts of certain financial assets and liabilities, including cash and cash equivalents, other accounts receivables, pledged deposits, financial derivatives credit from banks and trade payables and other accounts payables are the same or proximate to their fair value.

The fair values of the other financial liabilities, together with the carrying amounts shown in the statement of financial position, are as follows:

	December 31
	2011		2010
	Carrying	Fair	Carrying	Fair
	amount	value	amount	value
	US$ thousands
Loans from banks
(including current maturities)	5,315	4,430	-	-
Finance lease obligations
(including current maturities)	6,412	5,776	5,228	5,809

	11,727	10,206	5,228	5,809

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2011

Note 20 - Financial Instruments (cont’d)

F.	Fair value (cont’d)

(2)	Interest rates used for determining fair value

The interest rates used to discount estimated cash flows, when applicable, are based on the government yield curve at the reporting date plus an adequate credit spread, and were as follows:

December 31
	2011	2010
	%	%
Non-current liabilities:
Loans from banks	Euribor +5.25%	-
Finance lease obligations	Euribor +5.25%	Euribor +5%

(3)           Fair value hierarchy

The financial instruments presented at fair value are grouped into classes with similar characteristics using the following fair value hierarchy which is determined based on the source of input used in measuring fair value:

Level 1	-	Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2	-	Inputs other than quoted prices included within Level 1 that are observable either directly or indirectly.

Level 3	-	Inputs that are not based on observable market data (valuation techniques which use inputs that are not based on observable market data).

	December 31, 2011
	Level 1	Level 2	Level 3	Total
	US$ in thousands
Option to purchase additional
shares in investee	-	-	52	52

Swap contracts	-	1,763	-	1,763

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2011

Note 20 - Financial Instruments (cont’d)

F.	Fair value (cont’d)

(4)           Level 3 financial instruments carried at fair value

The table hereunder presents a reconciliation from the beginning balance to the ending balance of financial instruments carried at fair value in level 3 of the fair value hierarchy:

2011
Financial assets
Option to
purchase
additional
shares in
investee
US$ in thousands
Balance as at January 27, 2011	98

Total losses recognized in:
Profit or loss	(46)

Balance as at December 31, 2011	52

(5)           Fair value sensitivity analysis of level 3 financial instruments carried at fair value

Even though the Company believes that the fair values determined for measurement and/or disclosure purposes are appropriate, the application of different assumptions or different measurement methods may change such fair values. As regards fair value measurements classified in level 3 of the fair value hierarchy, a reasonably possible change in one or more unobservable inputs would have increased (decreased) profit or loss and equity as follows (after tax):

	December 31, 2011
	Increase		Decrease
	Profit or loss	Equity	Profit or loss	Equity
	US$ in thousands

Option to purchase additional shares in investee:
Change in volatility of 20%	5	5	(3)	(3)
Change in interest rate of 2%	2	2	(1)	(1)

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2011

Note 21 - Segments Information

The Company's chief operating decision maker (CODM) reviews internal management reports on a consolidated basis. The Company has only one strategic business unit.

Geographical information
The Company is domiciled in Israel and it operates in Italy through its wholly-owned subsidiaries eight PV Plants and in Israel through Dori Energy.

Major customer
Revenues are from one customer of the Italian subsidiaries.

Note 22 - Subsequent Events

A.
On December 20, 2011, one of the Company's wholly-owned Italian subsidiaries entered into a loan agreement (the “Loan Agreement”) with Unicredit S.p.A. (“Unicredit”), pursuant to which it received a line of credit up to an amount of Euro 5.047 million bearing an interest at the Euribor 6 month rate plus a range of 5.15%-5.35% per annum, depending on the period in which interest is accrued during the term of the Loan Agreement. The interest on the loan and principle are repaid semi-annually. The final maturity date of this loan is December 31, 2029.

The Loan Agreement provides for a defaults interest that will accrue upon a delay in payments. The outstanding loans may be prepaid subject to the provision of a prepayment notice and the requirement for prepayment of amounts that are not less than certain thresholds set forth in the Loan Agreement. The Loan Agreement also provides for mandatory prepayment upon the occurrence of certain events, including in the event the borrower receives insurance or indemnity compensation and in the event of a change in the lender’s structure. The Loan Agreement includes various customary representations, warranties and covenants, including covenants to maintain certain financial ratios.

No amount re-paid or pre-paid under the Loan Agreement may be re-borrowed by the Company. The Company may not transfer any of the credits or other rights or obligations under the Loan Agreement.

The Loan Agreement grants Unicredit the right to terminate or withdraw from the agreement and to accelerate payments, in addition to remedies available under applicable law, upon the occurrence of certain “Relevant Events” that remain uncured within the periods specified therein, including nonpayment of any amount, breach of representations and warranties, insolvency of the Company, breach of certain obligations, waiver, suspension or interruption of the relevant PV Plants for certain periods and cross default under certain other financial indebtedness of the Company.

In connection with the Loan Agreement, the Company provided securities to Unicredit, including a mortgage on the PV Plants and an assignment of receivables deriving from the project contracts (including the agreements with GSE, credits resulting from the EPC contracts and insurances).

Note 22 - Subsequent Events (cont'd)

In connection with the Loan Agreement, the Company (i) provided a pledge on the shares of the Italian subsidiary in favor of Unicredit in order to guarantee the obligations of this subsidiary under the Loan Agreement and related documents and (ii) agreed to the subordination of any receivables it may be entitled to receive. In addition, an equity contribution agreement was signed in connection with the obligation to contribute funds to the Italian Subsidiary.

As of December 31, 2011, there were no drawdowns on account of the loan agreement with Unicredit.

B.            MVNO subsequent events

The Company has decided not to pursue the MVNO project, therefore, in February 2012 the Company’s wholly-owned subsidiary that invested in the MVNO project entered into an agreement with related parties Alon Ribua and Alon Ribua Telecom and pursuant to which subject to certain regulatory approvals the subsidiary shall sell its holdings in Alon Ribua Telecom and its rights with respect to shareholders loans extended to Alon Ribua Telecom, in consideration for an amount of $115 thousand, as a result, the Company expects to record a capital gain of approximately $160 thousand.

C.
On March 12, 2012, the company acquired Ellomay Spain S.L. (“Ellomay Spain”), a Subsidiary in which the Company indirectly owns 85% of the outstanding shares, entered into share purchase agreements and an asset purchase agreement in connection with the acquisition of a photovoltaic plant located in Municipality of Córdoba, Andalusia, Spain with a total nominal output of approximately 1.89 MWp and a peak power output of approximately 2.275 MWp, and of related licenses. The remaining 15% of Ellomay Spain are held by a Spanish company engaged in providing construction, operating and maintenance services for photovoltaic plants in Europe and elsewhere, whose subsidiary has built and is currently providing operation and maintenance services for several of our Italian PV Plants. The PV Plant is constructed and operational and has been connected to the Spanish national grid since July 2010. The PV Plant is entitled to receive the Spanish special economic regime for renewable energies. The consideration paid by Ellomay Spain in connection with the acquisition of the PV Plant and the related licenses, including all applicable taxes and expenses, amounts to approximately Euro 7 million.

D.
Following the acquisition of one of the Company's subsidiaries, Pedale S.r.l ("Pedale"), it became clear that the Contractor had implemented a variation in the layout as compared to the initially authorized project. Pedale’s technical advisor advised,  that the variation could not be deemed substantial as it actually reduced the surface occupied by the PV Plant, thus having a lighter environmental impact. On February 21, 2012 Pedale received a letter from the Region notifying it that the AU issued in connection with Pedale was suspended, mainly due to the implementation of the building variation, and that an internal process that may lead to the revocation of the AU has commenced. Based on management estimation and the opinion of its legal counsel, there is low probability of an unfavorable outcome.