Form 20-F
period 2012-12-31
Ellomay Capital Ltd.
filed 2013-03-25
CIK 946394

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report……

For the transition period from __________________ to __________________

Commission File Number 001-35284

ELLOMAY CAPITAL LTD.
(Exact Name of Registrant as specified in its charter)

ISRAEL
(Jurisdiction of incorporation or organization)

9 Rothschild Boulevard, 2nd floor
Tel Aviv 66881, Israel
(Address of principal executive offices)

Kalia Weintraub, Chief Financial Officer
Tel: +972-3-797-1111; Facsimile: +972-3-797-1122
9 Rothschild Boulevard, 2nd floor
Tel Aviv 66881, Israel
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Ordinary Shares, par value NIS 10.00 per share	NYSE MKT

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Title of Class

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Title of Class

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:  10,692,3711 ordinary shares, NIS 10.00 par value per share.

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

Large accelerated filer ☐                                           Accelerated filer ☐                                Non-accelerated filer ☑

1
Does not include a total of 85,655 ordinary shares held at that date as treasury shares under Israeli law, all of which were repurchased by Ellomay. For so long as such treasury shares are owned by Ellomay they have no rights and, accordingly, are neither eligible to participate in or receive any future dividends which may be paid to Ellomay’s shareholders nor are they entitled to participate in, be voted at or be counted as part of the quorum for, any meetings of Ellomay’s shareholders

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

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

Table of Contents

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

We prepare our consolidated financial statements in accordance with International Financial Reporting Standards, or IFRS as issued by the International Accounting Standards Board, or IASB.  For periods prior to January 1, 2009, our consolidated financial statements were prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP.

All trademarks, service marks, trade names and registered marks used in this report are trademarks, trade names or registered marks of their respective owners.

Statements made in this Report concerning the contents of any agreement, contract or other document are summaries of such agreements, contracts or documents and are not complete description of all of their terms. If we filed any of these agreements, contracts or documents as exhibits to this Report or to any previous filing with the Securities and Exchange Commission, or SEC, you may read the document itself for a complete understanding of its terms.

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

The forward-looking statements contained in this report are based on current expectations and beliefs concerning future developments and the potential effects on our business. There can be no assurance that future developments actually affecting us will be those anticipated. These forward-looking statements involve a number of risks, uncertainties or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements, including the following:

•	the profitability of the photovoltaic market which we have entered;

•	the market, economic and political factors in Italy, in Spain and generally in Europe, in Israel and worldwide;

•	our contractors’ technical, professional and financial ability to deliver on and comply with their operation and maintenance undertakings in connection with the operation of our photovoltaic plants;

•	our ability to further familiarize ourselves and maintain expertise in the photovoltaic market and the energy market, and to track, monitor and manage the projects which we have undertaken;

•	our ability to identify, evaluate and consummate additional suitable business opportunities and strategic alternatives;

•	the price and market liquidity of our ordinary shares;

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

For the years ended December 31, 2009, 2010, 2011 and 2012, we have prepared our consolidated financial statements in accordance with IFRS, as issued by the IASB. For periods prior to January 1, 2009, our consolidated financial statements were prepared in accordance with U.S. GAAP. We have therefore adjusted our consolidated financial information at and for the year ended December 31, 2009, in accordance with IFRS 1, “First Time Adoption of IFRS,” or IFRS 1, and financial information set forth in this annual report for the year ended December 31, 2009 may differ from information previously published.

We adopted IFRS for the first time in 2010 with a transition date of January 1, 2009.

In February 2008 we sold our wide format and super-wide format printing system business to Hewlett-Packard Company, or HP pursuant to an asset purchase agreement executed on December 9, 2007, or the Asset Purchase Agreement. The operating results and cash flows attributed to the digital wide format and super-wide format printing system business were presented in our statements of comprehensive income (loss) and cash flows as discontinued operations. Statements of financial position amounts related to this business are presented as assets and liabilities attributed to discontinued operations and are expected to be settled in one to two years.

The financial statements for the years ended December 31, 2008, 2009 and 2010 were audited by Kost Forer Gabbay & Kasierer, an independent registered public accounting firm and a member of Ernst & Young Global. The financial statements for the years ended December 31, 2011 and 2012 were audited by Somekh Chaikin, an independent registered public accounting firm and a member of KPMG International.

On June 9, 2011, we effected a one-for-ten reverse split of our ordinary shares as approved by our shareholders, or the Reverse Split. The Reverse Split caused each 10 ordinary shares, NIS 1.00 par value per share, to be converted into one ordinary share, NIS 10.00 par value per share. No fractional shares were issued as a result of the Reverse Split as all fractional shares resulting from the Reverse Split that were one-half share or more were increased to the next higher whole number of shares and all fractional shares that were less than one-half share were decreased to the next lower whole number of shares. As of June 8, 2011, there were 107,778,493 ordinary shares outstanding and after the Reverse Split there were 10,777,917 ordinary shares outstanding. Unless explicitly stated otherwise, all share prices and amounts are adjusted to account for the Reverse Split.

We currently own ten operating photovoltaic plants in Italy, with an aggregate output capacity of approximately 10.8 megawatt peak, or MWp, and 85% of one operational photovoltaic plant in Spain, with an output capacity of approximately 2.275 MWp, or, each, a PV Plant and, together, the PV Plants, and indirectly hold 7.5% of the equity of Dorad Energy Ltd., or Dorad, and funded approximately 10% of the total cash calls to the partners in the Yitzhak oil and gas exploration and drilling license in the Mediterranean sea, or the Yitzchak License. See “Item 4.A: History and Development of Ellomay” and “Item 4.B: Business Overview” for more information.

The following tables present our financial data as of the periods presented. The selected consolidated financial data set forth below should be read in conjunction with and is qualified by reference to our consolidated financial statements and the related notes, as well as “Item 5: Operating and Financial Review and Prospects.”

In accordance with IFRS

The tables below set forth selected consolidated financial data under IFRS for the years ended December 31, 2009, 2010, 2011 and 2012. The information included in the tables has been derived from our audited consolidated financial statements set forth in “Item 18: Financial Statements.”

Consolidated Statements of Comprehensive Income (Loss)
(in thousands of U.S. Dollars except per share and share data)

	For Year ended December 31,
	2012	2011	2010	2009
Revenues	$8,890	$6,114	$-	$-
Operating expenses	1,954	1,391	-	-
Depreciation expenses	2,717	1,777	-	-
Gross profit	4,219	2,946	-	-
General and administrative expenses	3,110	3,102	3,211	1,931
Capital Loss	394	-	-	-

Operating Profit (Loss)	715	(156)	(3,211)	(1,931)
Financing income	696	1,971	1,076	1,366
Financing income (expenses) in connection with SWAP contracts	(2,157)	(2,601)	404	-
Financing expenses	(2,166)	(608)	(80)	(9)
Financing income (expenses), net	(3,627)	(1,238)	1,400	1,357
Company’s share of losses of investee accounted for at equity	(232)	(596)	(66)	-

Loss before taxes on income	(3,144)	(1,990)	(1,877)	(574)
Tax benefit (taxes on income)	1,011	1,018	44	(69)

Loss from continuing operations	(2,133)	(972)	(1,833)	(643)
Income (loss) from discontinued operations, net	-	-	7,035	(376)
Net income (loss) for the year	(2,133)	(972)	5,202	(1,019)

Income (Loss) attributable to:
Owners of the Company	(2,110)	(972)	5,202	(1,019)
Non-controlling interests	(23)	-	-	-
Net income (loss) for the year	(2,133)	(972)	5,202	(1,019)

Other comprehensive income (loss):
Foreign currency translation adjustments	1,620	(3,698)	194	-
Total other comprehensive income (loss)	1,620	(3,698)	194	-
Total comprehensive income (loss)	$(513)	$(4,670)	$5,396	$(1,019)
Basic net earnings (loss) per share:
Loss from continuing operations	$(0.2)	$(0.09)	$(0.2)	$(0.1)
Earnings (loss) from discontinued operations	-	-	0.9	*) -
Net earnings (loss)	$(0.2)	$(0.09)	$0.7	$(0.1)

Diluted net earnings (loss) per share:
Loss from continuing operations	$(0.2)	$(0.09)	$(0.2)	$(0.1)
Earnings (loss) from discontinued operations	-	-	0.8	*) -
Net earnings (loss)	$(0.2)	$(0.09)	$0.6	$(0.1)
Weighted average number of shares used for computing basic earnings (loss) per share	10,709,294	10,775,458	7,911,551	7,378,643
Weighted average number of shares used for computing diluted earnings (loss) per share	10,709,294	10,775,458	8,904,250	7,378,643
___________________________
*)           Less than $0.01

Other financial data (in thousands of U.S. Dollars)

	For Year ended December 31,
	2012	2011	2010	2009
EBITDA from continuing operations(1)	$3,200	$1,025	$(3,255)	$(1,920)

________________________________
(1)
EBITDA is a non-IFRS measure and is defined as earnings before financial expenses, net, interest, taxes, depreciation and amortization. We present this measure in order to enhance the understanding of our historical financial performance and to enable comparability between periods. While we consider EBITDA to be an important measure of comparative operating performance, EBITDA should not be considered in isolation or as a substitute for net income or other statement of operations or cash flow data prepared in accordance with IFRS as a measure of profitability or liquidity. EBITDA does not take into account our commitments, including capital expenditures and restricted cash and, accordingly, is not necessarily indicative of amounts that may be available for discretionary uses. Not all companies calculate EBITDA in the same manner, and the measure as presented may not be comparable to similarly-titled measures presented by other companies. Our EBITDA may not be indicative of our historic operating results; nor is it meant to be predictive of potential future results.

Reconciliation of Net income (loss) to EBITDA

	For Year ended December 31,
	2012	2011	2010	2009
Net income (loss) for the year	$(2,133)	$(972)	$5,202	$(1,019)
Financing expenses (income), net	3,627	1,238	(1,400)	(1,357)
Loss (income) from discontinued operations, net of tax	-	-	(7,035)	376
Income tax expenses (benefit)	(1,011)	(1,018)	(44)	69
Depreciation and amortization	2,717	1,777	22	11
EBITDA	$3,200	$1,025	$(3,255)	$(1,920)

Consolidated Statements of Financial Position Sheet Data (in thousands of U.S. Dollars except share data)

	At December 31,
	2012	2011	2010	2009
Working capital	$27,977	$31,856	$71,756	$75,172
Total assets	$128,740	$126,392	$106,214	$76,432
Total liabilities	$45,626	$42,331	$17,648	$6,404
Total shareholders’ equity	$83,114	$84,061	$88,566	$70,028
Capital stock (1)	$102,068	$102,534	$102,369	$89,227
Ordinary shares outstanding (1)	10,692,371	10,769,326	10,750,071	7,378,643

(1)	Net of treasury shares. 85,655 ordinary shares that have been purchased according to a share buyback program that was authorized the Company's Board of Directors.

In accordance with U.S. GAAP

The tables below for the year ended December 31, 2008 set forth selected consolidated financial information under U.S. GAAP, which has been derived from our previously published audited consolidated financial statements for the year ending on such date.

Consolidated Statements of Income (Operations) Data
(in thousands of U.S. Dollars except per share and share data)

Year ended December 31,
2008
Revenues:
Products	$10,568
Services	842

Total revenues	11,410
Cost of revenues:
Products	7,927
Inventory write-off	197
8,124
Services	2,862

Total cost of revenues	10,986

Gross profit	424

Operating expenses:
Research and development, net	1,942
Selling and marketing	3,075
General and administrative	9,830
Doubtful accounts expenses (income)	368
Amortization of other intangible assets	-

Total operating expenses	15,215

Operating loss	(14,791)
Gain on sale of Company’s business, net	95,137
Financial income (expenses), net	7,596

Income (loss) before taxes on income	87,942
Taxes on income	966

Net Income (loss)	$86,976

Basic earnings (loss) per share	$11.9
Diluted earnings (loss) per share	$10.1

Weighted average number of shares used for computing basic earnings (loss) per share	7,297,257
Weighted average number of shares used for computing diluted earnings (loss) per share	8,610,275

Consolidated Balance Sheet Data (in thousands of U.S. Dollars except share data)

At December 31,
2008
Working capital (deficiency)	$76,119
Total assets	$78,278
Total liabilities	$7,349
Total shareholders’ Equity (deficiency)	$70,929
Capital stock	$89,109
Ordinary shares outstanding	7,378,643

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

Investing in our securities involves a high degree of risk and uncertainty. You should carefully consider the risks and uncertainties described below as well as the other information contained in this report before making an investment decision with respect to our securities. If any of the following risks actually occurs, our business, financial condition, prospects, results of operations and cash flows could be harmed. In such case, you may lose all or part of your original investment.

The risks described below are not the only risks we face. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially adversely affect our business, financial condition or results of operations.

Risks Related to our Business

Risks Related to the PV Plants

The majority of our PV Plants are located in Italy and our other 85% owned PV Plant is located in Spain and therefore the revenues derived from them mainly depend on payments received from Italian and Spanish governmental entities. The economic crisis in the European Union, specifically in Italy and in Spain, and measures taken in order to improve Italy’s and Spain’s financial position, may adversely affect the results of our operations.  The global financial crisis that began in 2007 directly affected Italy’s and Spain’s growth and economy. The situation worsened during 2011 due to the debt crisis in various European Union countries in general and specifically in Italy, whose current debt is one of the highest in the euro zone and in Spain, who has one of the highest twin deficit, or combined budget and current account deficits, in the world. The debt crisis caused the resignation of Italy’s prime minister and the replacement of Spain’s government in November 2011. The recent elections held in Italy during February 2013 resulted in a political stalemate and as of March 1, 2013, a new government has not been formed yet.  In addition, during 2012 and 2013, all three major credit rating agencies downgraded Italy’s and Spain’s debt and all provide for a “negative” outlook for the debt of these countries. The debt crisis also caused the Italian and Spanish governments to adopt various spending cuts and tax increases aimed at bolstering growth and increasing revenues for the repayment of debt. For example, during 2011 Spain implemented changes to its incentive scheme, including the reduction of subsidies through 2013 and the Spanish government adopted a new law in late 2012 that imposes a new revenue tax on electricity generating power plants. The adoption and implementation of these measures continued during 2012 and in September 2012 the European Central Bank pledged to buy unlimited amounts of bonds to lower interest rates for countries like Spain and Italy. However, both countries remain in a state of financial crisis. Although the incentive scheme in Italy is based on end-users payments and not directly on the Italian government’s budget, we cannot assure you that the economic crisis will not cause changes to the Italian government’s photovoltaic energy incentive schemes or that no additional changes will be made in Spain’s photovoltaic energy incentive scheme. In addition, local governments in Italy have also commenced steps aimed at increasing revenues, including, but not limited to, increasing the real estate taxes during 2011 - 2013. There is no assurance that these measures and developments will assist in preventing a continued financial crisis in Italy and in Spain and that the Italian and Spanish governments and municipalities will not undertake additional measures that may directly or indirectly affect our operations and revenues.

Our business depends to a large extent on the availability of financial incentives. The reduction or elimination of government subsidies and economic incentives could reduce our profitability and adversely impact our revenues and growth prospects.  Many countries, such as Germany, Spain, Italy, France, Portugal and Japan, offer substantial incentives to offset the cost of photovoltaic power systems in the form of feed-in tariffs, or FiT or other incentives to promote the use of solar energy and to reduce dependence on other forms of energy. These government incentives could potentially be reduced or eliminated altogether. In Italy currently, the Fourth Conto Energia and the Fifth Conto Energia (both as hereinafter defined) provide that in order to become eligible for the incentives,  PV plants have to be registered in an ad hoc register held by GSE and may be admitted to the relevant incentives only on the basis of their ranking in such register, which ranking is to be determined in accordance with a number of applicable criteria, including the stage of operations or construction of the relevant PV plant and its capacity. In Spain, which also has a subsidy system for the photovoltaic industry, retroactive cuts of 30% to the feed-in tariffs were adopted in early 2011 by limiting the number of production hours that are eligible to receive the government’s feed-in tariff. The Spanish RD 1578/2008, inter alia, sets power capacity limits, requires registration for the pre-assignment of tariff and sets quotas for aggregate installed power capacity. If the Italian government does not extend the incentive plan or elects to fix a certain cap for subsidized plants connected in the future and if the Spanish government elects to revise the incentive scheme retroactively, as it has done in the past, this will adversely affect the profitability from the PV Plants and from any new photovoltaic plants developed by us or existing photovoltaic plant acquired by us, and may prevent us from continuing to invest in the PV market in Italy or in Spain. In general, uncertainty about the introduction of, reduction in or elimination of incentives or delays or interruptions in the implementation of favorable laws could substantially affect our profitability and adversely affect our ability to continue and develop new photovoltaic plants.

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

We may not be able to consummate the acquisition of the Veneto PV Plants and are exposed to certain risks in the period following signing of the definitive agreements and prior to consummation of the acquisition.  In January 2013, we executed a binding letter of intent for the acquisition of two photovoltaic plants located in the Veneto Region of Italy. The binding letter of intent provided for the execution of definitive agreements by January 31, 2013 and for a closing of the transactions within a 90-day period thereafter, subject to the fulfillment of certain customary closing conditions. However, as of the date of this report, the parties are still working towards finalizing the definitive agreements. In addition, the transaction is subject to approval of the creditors of the seller. In the event the definitive agreements will be signed, during the period between signing of the definitive agreements and consummation of the acquisition, we will be exposed to certain risks relating to the forfeiture of Euro 12.5M, the non-refundable portion of the consideration we will deposit concurrently with the execution of the definitive agreements. In the event the agreements are not finalized and the transactions are not consummated, or in the event certain risks materialize between signing of the definitive agreements and consummation of the acquisition, our results of operations and profitability will not include the results expected in connection with the acquisition of the Veneto photovoltaic plants and the portion of the consideration may be forfeited.

Success of the PV Plants, from their construction through their commissioning and ongoing commercial operation, depends to a large extent on the cooperation, reliability, solvency, and proper performance of the contractors we engage for the construction, operation and maintenance of our PV Plants, or the Contractors, and of the other third parties involved, including subcontractors, financing entities, the land developer and land owners, suppliers of parts and equipment, the energy grid regulator, governmental agencies and other potential purchasers of electricity, and the like.  The PV Plants are a complex endeavor requiring timely input often of a highly specialized technical nature, from several parties, including without limitation, the main supplier and contemplated plant operator, other suppliers of relevant parts and materials, the land developer and land owners, subcontractors, financing entities, the Italian or Spanish government and related agencies both as subsidizer and as the purchaser of the electricity to be generated by the power plants and Italian energy regulators. In addition, as we do not operate and maintain our PV Plants, we depend on the representations, warranties and undertakings of the Contractors regarding, inter alia: the operation and maintenance of each of the PV Plants, the Contractors’ expertise and experience, the use of high-quality materials, securing land use rights and obtaining applicable permits, obtaining the incentive agreement in order to secure the FiT for the production and delivery of power to the national electricity grid through our photovoltaic power plants, obtaining the power purchase agreement for the sale of the produced electricity to the energy company, obtaining the interconnection agreement with the national electricity grid operator, the commissioning of power plants that are fit for long-term use, strict compliance with applicable legal requirements, our Contractors’ financial stability and the profitability of the venture. If the Contractors’ representations or warranties are inaccurate or untrue, or if any of the Contractors defaults on its obligations, or provides us with a system that is not free from defect which causes a delay in the operation of one or more of the PV Plants, or if any of the other entities referred to herein fails to perform its obligations properly and on a timely basis or fails to grant us the required permits and certifications on a timely basis, at any point in connection with any of the PV Plants, this could result in the interruption, cessation or abandonment of the relevant PV Plant, or may require making significant changes to the project in connection with the relevant PV Plant, any of which may cause us severe losses. For example, see our reference to the insolvency of one of our Contractors set forth in “Item 4.B: Business Overview.” There is also no assurance that we could locate an alternative contractor in the place of a deficient contractor in a timely manner and on commercially reasonable terms as several contractors in the field have ceased operations during recent years.

We are exposed to the possibility of damages to, or theft of, the various components of our photovoltaic plants. Such occurrences may cause disruptions in the production of electricity and additional financial expenses.  During 2012, some of our Italian PV Plants suffered damages as a result of theft of panels and of damages to invertors caused due to bad weather conditions. Although such damages and theft is generally covered by the PV Plants' insurance policies, any such occurrences in the future may cause disruption in the production and measurement of electricity in connection with the relevant photovoltaic plant, may not all be covered by the insurance and may cause an increase in the premiums paid to our insurance companies, which may adversely affect our results of operations and profitability.

Our involvement and investment in future projects to build and operate photovoltaic plants similar to our PV Plants, in Italy, Spain or elsewhere, is substantially dependent on the applicable regulation and changes in regulation applicable to such projects in the locations we choose.  Prior to entering into additional projects similar to the projects that involve the construction and operation of the PV Plants, we will have to ensure that the regulatory framework that will apply to the prospective projects and the thresholds set forth in such regulations (both with respect to timing and energy output) are such that the prospective projects are expected to yield the returns we are interested in. As these regulations are subject to changes, we cannot ensure that the current regulation will be applicable to any future projects and that we will meet the schedule and other requirements set forth in current and future regulations. Any changes in the incentive regime could significantly decrease the expected return on the investment in new projects (or certain projects that have commenced but are not yet in an advanced stage) and therefore our results of operations with respect to existing projects and our interest in new projects.

We only have a few years of experience and limited independent expertise in the field of photovoltaic power plants, and are therefore reliant on our professional advisors.  We have limited experience and have limited independent expertise in the field of operations relating to the PV Plants, that is, the construction, installation, testing, commissioning, operation and maintenance of photovoltaic power plants and the supply of electricity to customers, whether in Italy, Spain or elsewhere. Although we have a representative in Italy who oversees the operation of our Italian PV Plants, we are still dependent upon our professional advisors (such as technical, legal and insurance experts). If the advice received from our professional advisors is inaccurate, incomplete or otherwise flawed, this could result in the inaccurate evaluation of the value and future prospects of a PV plant, which could adversely affect our results of operations.

We are dependent on the suppliers that supply the panels that will be installed in our photovoltaic plants. The lack of reliability of such suppliers or of their products, as well as such suppliers’ insolvency, may have an adverse effect on our business.  Our PV Plants’ performance depends on the quality of the panels installed. One of the critical factors in the success of our PV Plants is the existence of reliable panel suppliers, who guarantee the performance and quality of the panels supplied. During 2011 and 2012, several of the manufacturers of photovoltaic panels became insolvent and certain others have gone through a consolidation process. Degradation in such performance above a certain minimum level is guaranteed by the panel suppliers and we receive undertakings from the Contractor with respect to minimum performances, however, if any of the suppliers is unreliable or becomes insolvent, it may default on warranty obligations, and such default may cause an interruption in our business or reduction in the generation of energy power, and thus may have an adverse effect on our profitability and results of operations.

Our ability to leverage our investment and to increase the return on our equity investments depends, inter alia, on our ability to obtain attractive financing from financial entities.  Due to the crisis in the European financial markets in general, and in the Italian and Spanish financial markets specifically, obtaining financing from local banks is more difficult, and the terms on which such financing can be obtained are less favorable to the borrowers.  Our ability to obtain financing and the terms of such financing, including interest rates, equity to debt ratio and timing of debt availability will significantly impact the return on our equity investments in the PV Plants. Due to the financial crisis in the European Union in general, and in countries like Greece, Spain and Italy specifically, the local Italian and Spanish banks have substantially limited the scope of financing available to commercial firms and the financing that is provided involves terms less favorable than terms provided prior to the financial crisis. In addition, obtaining financing for our PV Plants from financial institutions that are not located in Spain or in Italy is difficult due to such institutions' lack of familiarity with these markets and the underlying assets. Although we have entered into financing agreements with respect to six of the ten Italian PV Plants, there is no assurance that we will be able to procure financing for the remaining four PV Plants in Italy, our PV Plant in Spain or any PV plants we will acquire in the future, on terms favorable to us or at all. Our inability to obtain financing on favorable terms may cause the return on our investment in one or more of the PV Plants to decrease significantly.

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

Photovoltaic power plant installations have substantially increased over the past few years. The increasing demand for solar panels resulted in oversupply and a share decrease in the prices of solar panels. These events resulted in financial difficulties and consolidation of panel suppliers, which may lead to an increase in the prices of solar panels and other components of the system (such as invertors, steel and cables), impacting the profitability of constructing new photovoltaic plants and our ability to expand our business. Additionally, if there is a shortage of key components necessary for the production of the solar panels, that may constrain our revenue growth.   The demand for solar panels and other components of the photovoltaic system might increase in the future subject to the economic condition and to changes in incentive schemes worldwide and in part due to the bankruptcy of several panel manufacturers and the financial difficulties and consolidation of others, resulting in an increase in the pricing of solar panels and other components of the system to the extent the supply of such equipment will not be sufficiently increased as well. Should we decide to expand the business and construct additional plants over time, such increases may adversely affect our profitability. Silicon is a dominant component of the solar panels, and although manufacturing abilities have increased over-time, any shortage of silicon, or any other material component necessary for the manufacture of the solar panels, may adversely affect our business.

Our ability to produce solar power is dependent upon the magnitude and duration of sunlight as well as other meteorological factors.  The power production has a seasonal cycle, and adverse meteorological conditions can have a material impact on the plant’s output and could result in production of electricity below expected output, which in turn could adversely affect our profitability.

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

Delays in the construction of the PV Plants or in the filing of the required documentation with the authorities whether in Italy, Spain or elsewhere may result in loss of our eligibility to receive feed-in-tariffs or impede our ability to obtain financing at terms beneficial to us, or at all, and therefore may have an adverse effect on our results of operations and business. Although all of our PV Plants are currently fully constructed and connected to the applicable national grid, we have experienced delays in the completion of the construction or connection to the Italian national grid in connection with five of our PV Plants, which did not result in changes of the applicable FiT. In the event we acquire additional PV Plants that are not fully constructed, delays in construction and filing of documentation could cause a delay in connection to the grid and the application of a different, lower, FiT. Although the contracts that govern the construction of these PV Plants include a system of liquidated damages and price reductions that apply in the event of delays or loss of certain FiT, these remedies are limited and may not completely offset the damages caused to us. Our limited ability to protect ourselves against damages caused due to delays, as well as any additional delays with respect to the PV Plants or other PV plants we may acquire in the future, may have an adverse effect on our results of operations and business.

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

Risks Relating to Our Investment in Dori Energy

We hold a minority stake in Dori Energy, who, in turn, holds a minority stake in Dorad.  Therefore, we have no control on the operations and actions of Dorad. Following the consummation of the Dori Investment in January 2011, we currently hold 40% of the equity of Dori Energy (both as defined in “Item 4.B: Business Overview”) who, in turn, holds 18.75% of Dorad. Although we entered into a shareholders’ agreement with Dori Energy and the other shareholder of Dori Energy, U. Dori Group Ltd., or the Dori SHA, providing us with joint control of Dori Energy, should differences of opinion as to the management, prospects and operations of Dori Energy arise, such differences may limit our ability to direct the operations of Dori Energy. In addition, Dori Energy holds a minority stake in Dorad and as of the date hereof is entitled to nominate only one director in Dorad, which, according to the Dori SHA, we are entitled to nominate. Although we have one representative on the Dorad board of directors, we have no control over Dorad’s operations. These factors may potentially adversely impact the business and operations of Dorad and Dori Energy in a manner that is adverse to us.

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

Non-compliance of the other shareholder of Dori Energy with its undertakings in connection with the financing of Dorad’s operations may require us to infuse finance to Dori Energy, which may adversely affect the return on our investment in Dori Energy.  The Dori Investment Agreement (as defined in “Item 4.B: Business Overview”) contains various undertakings by the Dori Group in connection with the financing of Dori Energy’s financial obligations to Dorad, including an undertaking to provide financing should financing not be obtained from certain outside sources. In addition, in connection with a financing agreement with Israel Discount Bank Ltd., Ellomay Energy LP and the Dori Group undertook to extend their pro rata share of any funding required by Dorad from Dori Energy in the future. During 2012, as a result of differences between us and the Dori Group with respect to financing obligations of Dori Energy, we agreed to amend the Dori Investment Agreement as more fully described in "Item 4.B: Business Overview." However, there can be no assurance that we will be able to reach a resolution with respect to other potential differences and disputes that may arise in the future. Noncompliance by the Dori Group with respect to this or any of its other undertakings to us and to Dori Energy in the Dori Investment Agreement or in the agreement with Israel Discount Bank Ltd. may impose additional financing requirements on us or result in a default of Dori Energy with respect to its undertakings to finance Dorad, which may adversely affect the return on our investment in Dori Energy.

Dorad, which is currently the only substantial asset held by Dori Energy, is involved in a complex project that includes the construction and thereafter the management of the Dorad power plant, and its successful operations and profitability is dependent on a variety of factors, many of which are not within Dorad’s control.  Dorad is involved in the construction of a combined cycle power plant based on natural gas, with a production capacity of approximately 800 MW, or the Dorad Project, on the premises of the Eilat-Ashkelon Pipeline Company, or EAPC, located south of Ashkelon, Israel. The Dorad Project is subject to various complex agreements with third parties (the Israeli Electric Company, or IEI, the contractor, suppliers, private customers, etc.) and to regulatory restrictions and guidelines in connection with, among other issues, the tariffs to be paid by the IEI to Dorad for the energy produced. Various factors and events, both during the construction period of the Dorad Project and during the operations of the power plant, may materially adversely affect Dorad’s results of operations and profitability and, in turn, have a material adverse effect on Dori Energy’s and our results of operations and profitability. These factors and events include:

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

•           Following the construction of the Dorad Project, and during the operation of the power plant, the profitability of Dorad will depend, among other things, on the income from other end-users that may purchase energy directly from Dorad based on tariffs negotiated between Dorad and such end-users. In addition, the profitability of Dorad will also depend on the tariff that will be paid to it by the IEI, which is governed by Israeli regulation and is therefore subject to changes and updates in the future that may not necessarily involve negotiations or consultations with Dorad, and on the balance and mixture of sales to end-users and to the IEI. The competitive landscape, involving both the IEI and other private energy producers, is also a factor that is expected to have bearing on the profitability of Dorad;

•           Dorad’s operations are mainly financed by a consortium of financing entities pursuant to a long-term credit facility and such credit facility provides for pre-approval by the consortium of certain of Dorad’s actions and contracts with third parties. Changes in the credit ratings of Dorad and its shareholders, non-compliance with financing and other covenants, delays in provision of required pre-approvals or disagreements with the financial entities and additional factors may affect the prevailing interest rates and may adversely affect Dorad’s operations and profitability;

The Dorad Project is located in Ashkelon, a town in the southern part of Israel, in proximity to the Gaza Strip. The location of the Dorad Project is within range of missile strikes from the Gaza Strip. In recent years, there has been an escalation in violence and missile attacks from the Gaza Strip, including an eight day period in November 2012 more than 1,500 missiles were fired from Gaza Strip to Northern and Central Israel. This attack disrupted the work on the Dorad Project, which resumed after the missile strikes ceased. Any such further attacks to the area or any direct damage to the location of the Dorad Project may disrupt the construction of the Dorad Project and thereafter its operations, and may cause financial losses and delays; and

•           Dorad entered into a long-term gas supply agreement with Tamar (as defined in “Item 4.B” Business Overview”), which is subject to several conditions to closing and requires regulatory and other consents. This agreement includes a “take or pay” mechanism that may result in Dorad paying for gas that is not actually required for its operations. In addition, as Tamar is currently Dorad’s sole supplier of gas and Dorad will depend on the timely, continuous and uninterrupted supply of gas from Tamar and on the existence of sufficient reserves throughout the term of the agreement with Tamar. In the event the conditions to closing of the agreement with Tamar are not met or waived by the parties or any of the required consents is delayed or withheld, Dorad’s ability to commence operations using natural gas and therefore its results of operations will be adversely affected. In addition, following the closing of the Agreement with Tamar, in the event Dorad will be required to pay for gas that it does not need or in the event of any delays, disruptions or shortages in the gas supply from Tamar, Dorad’s results of operations could be adversely affected.

Risks Related to our Other Activities

Investing and operating in the oil and gas exploration and drilling field, in Israel and in general, is a highly speculative activity, involving a variety of risks, which may, individually or in the aggregate, result in the loss of all of our investments in the field and adversely affect the results of our operations and our profitability.  During 2011 we entered into farmout agreements with respects to four oil and gas explorations and drilling licenses, but the transfer to us of the rights in such licenses under said agreements has not been approved by the Petroleum Commissioner in the Israeli Ministry of Energy and Oil Resources. Moreover, all four licenses have expired and the Petroleum Commissioner announced that they will not be renewed. In addition, in January 2012 we farmed in to 20% of the Yitzhak License. The Yitzhak JOA (as defined under "Item 4.A: History and Development of Ellomay") provides that we may, until we have invested an amount of $2 million, reduce our investments and thereby reduce our holdings in the Yitzchak license. To date, we funded approximately $554,000 which only represents 10% of the total cash calls to the partners in the Yitzhak license expenses. At this stage, exploratory drilling has not yet commenced by the current holders of the Yitzhak License and the holders of the Yitzhak License have finalized their review of the results of 2D and 3D seismic studies performed in the area of the Yitzchak License and of a prospective resources report. Our investment and possible future operations in the Israeli oil and gas exploration and drilling field involves, inter alia, the following risks:

·           Exploring and developing oil and gas wells involves substantial financial expenses and a high probability of loss of the entire investment. The current research tools do not provide accurate estimates concerning the scope and location of oil and gas reservoirs or the ability to produce commercial quantities of oil or gas from existing reservoirs. Future exploration and development expenditures made by us, if any, may not result in the discovery of commercial quantities of oil or gas in the Yitzchak License or in any properties we may acquire some or all of the rights to in the future. If we are unable to find commercially exploitable quantities of oil and gas in the Yitzchak License or in any properties we may acquire in the future, or if we are unable to commercially extract such quantities we may find in any properties we will lose the entire amount invested in such activity, which may adversely affect the results of our operations and profitability;

●          Oil and gas explorations and drilling are subject to extensive Israeli government regulations, both in connection with the operations and with the treatment of any future income from such operations (such as requirements in connection with taxes and royalties), which may be changed from time to time. In addition, many actions that are required to be undertaken in connection with the Yitzchak License operations, such as geological and geophysical works and drilling, require the continuation of the Yitzchak License and the issuance of permits and obtaining of consents from various regulatory entities and third parties. We cannot ensure that there will not be any adverse changes in applicable regulation or that the holders of the Yitzchak License, including us, will be able to timely obtain all of the required permits and consents and that such permits and consents, if obtained, will not contain conditions that are adverse to us. Any adverse changes in legislation, inability to obtain required permits and consents or adverse conditions included in permits or consents may cause the continued oil and gas operations to become commercially unproductive, delay or prevent the operations in connection with the Yitzchak License, thereby causing the loss of our investment in the Yitzchak License and adversely affecting our results of operations;

●          The cost of oil and gas explorations and development is substantial and uncertain and we may be required to invest additional funds in the Yitzchak License in the future in order to maintain our holdings. In the event we will not have sufficient funds, or will not be able to obtain additional funds from outside sources on terms acceptable to us or at all, or we choose not to continue investing in the Yitzchak License and in other oil and gas exploration and drilling licenses, our holdings in the Yitzchak License will be diluted and our involvement in the oil and gas exploration field will be limited. In addition, in the event the other holders of the Yitzchak License will not be able to, or will choose not to, invest additional funds they are required to invest, and the other holders of the Yitzchak License will not be able to cover that shortage of funds or to locate additional financing sources, the operations of the Yitzchak License may not commence or may abruptly cease and such delays or cessation may cause the Israeli governmental authorities to revoke or suspend the license due to the holders’ inability to meet the milestones and timeline required in connection with the license. In addition, due to recent negative results in several of the Israeli exploration licenses, it is difficult for entities that operate in this field to raise funds in the Israeli capital markets. Based on public disclosures to various regulatory authorities during the recent months, the financial condition and resources of Adira, the main partner in the Yitzchak License, have deteriorated and it is in dispute with some of its partners in another license, an issue that caused us to record a loss in the amount of our aggregate investment in the Yitzchak License;

●           Drilling for oil and gas involves additional numerous risks and drilling operations may be curtailed, delayed or cancelled as a result of a variety of factors beyond our control, including unexpected drilling conditions, pressure or irregularities in formations, equipment failures or accidents, operation failures causing, among other things, leaks or explosions, adverse weather conditions and natural disasters, and shortages or delays in the availability of drilling rigs or crews and the delivery of equipment; and

●           The gas exploration and drilling field in Israel is highly competitive, and many of our competitors for available properties, such as Delek Drillings, Avner Oil and Gas, Isramco and others, are large, well-known oil and gas companies backed by shareholders and owners with available funds and expertise that are beyond those that we currently have. Our inability to enter further into the oil and gas explorations and drilling field in Israel will limit the allocation of the risks we undertake in that field and any loss in the Yitzchak License will adversely affect our results of operations. In addition, recent drillings in other licenses granted by the Israeli government have not been successful, resulting in lower interest of potential investors and potential holders of participation rights, limiting our options to obtain financing for additional activities in the field or to locate potential partners for other available licenses.

We may not be successful in identifying and evaluating additional suitable business opportunities in the fields that we are concentrating on.  Except with respect to the agreements necessary or incidental to the PV Plants such as our recent binding Veneto Letter of Intent (as hereinafter defined and subject to execution of definitive agreements), the investments in Dori Energy and the Yitzchak License, we do not have an agreement or understanding with any third party with respect to our future operations. There can be no assurance that we will be successful in identifying and evaluating suitable business opportunities and we expect to incur expenses in connection with this identification and evaluation process, whether or not such process results in an investment of our funds. We may enter into an investment agreement in a business entity having no significant operating history or other negative characteristics such as having limited earnings or no potential for immediate earnings, limited assets and negative net worth. We may also pursue business opportunities that will not necessarily provide us with significant financial benefits in the short or long term. In the event that we complete an investment, the success of our operations will be dependent upon the performance of management of the target company (or the ability to successfully outsource certain management functions) and our ability to retain such management and numerous other factors, some of which are beyond our control. There is no assurance that we will be able to negotiate a business combination on terms favorable to us, or at all.

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

The current general economic and business conditions around the world and any subsequent economic downturn may adversely affect our ability to consummate a business combination, the prospects of any business we may acquire and the trading price of our ordinary shares.   Since mid-2008, due to the severity of the crisis affecting financial institutions throughout the world, the rising costs of various commodities, the limited growth and economic development throughout the world, as well as the recession, the general economic and business conditions in many countries around the world worsened, affecting, among other things, credit ratings of borrowers, the perceived and actual credit risks faced by lenders and purchasers of debt securities, the solvency of trade partners, market entities’ appetite for risk, the spending habits of consumers, the ability to procure financing. This crisis disproportionately affected Europe during 2011 and 2012 and many European economies, including Italy and Spain. Despite signs of possible recovery in the United States (where we presently have no operations), there is no assurance that this financial crisis will improve or be resolved over the short, medium or long term, or that the recession will be overcome in its entirety in the near or far future, or that any of the trends associated with such recession will be reversed in whole or in part. Furthermore, if any further economic downturns ensue, this may adversely affect our ability to procure financing required for prospective business combinations, the value of businesses we acquire and our financial condition and results of operations. In addition, if such further economic downturn will occur, it may also affect the trading prices of securities in various capital markets around the world and may significantly and adversely affect the trading price of our ordinary shares.

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

Our ability to successfully effect business combinations or acquisitions and to be successful thereafter will be significantly dependent upon the efforts of our key personnel. Several of our key personnel allocate their time to other businesses.  Our ability to successfully effect a business combination or acquisition is dependent upon the efforts of our key personnel, including Shlomo Nehama, our chairman of the board, Ran Fridrich, a director and our Chief Executive Officer, Hemi Raphael, a member of our board, and other members of our board of directors. Although we have entered into a Management Services Agreement with entities affiliated with three of our board members, Messrs. Nehama, Fridrich and Raphael, these directors and our other directors are not required to commit their full time to our affairs, which could create a conflict of interest when allocating their time between our operations and their other commitments. If our directors’ other business affairs require them to devote more substantial amounts of time to such affairs, it could limit their ability to devote time to our affairs and could have a negative impact on our ability to consummate a business combination.

As a substantial part of our business is currently located in Europe, we are subject to a variety of additional risks that may negatively impact our operations.  We currently have substantial operations in Italy and may make additional investments in businesses, located outside of Israel or the United States. Due to these operations and any additional future investments, we are subject to special considerations or risks associated with companies operating in the other jurisdiction, including rules and regulations, currency conversion, corporate withholding taxes, tariffs and trade barriers, regulations related to customs and import/export matters, different payment cycles, tax issues, such as tax law changes and variations in tax laws as compared to Israel and the United States, currency fluctuations and exchange controls, challenges in collecting accounts receivable, cultural and language differences, employment regulations, crime, strikes, riots, civil disturbances, terrorist attacks and wars and deterioration of political relations with Israel. The PV Plants subject us to a number of these risks, as well as the requirement to comply with Italian, Spanish and European Union law. We cannot assure you that we would be able to adequately address these additional risks. If we were unable to do so, our operations might suffer.

Currency and interest rate fluctuations may affect the value of our assets and our interest payment obligations and decrease our earnings.  Substantially all of our cash and cash equivalents and short-term deposits are held in US$. However, our investments in equity accounted investees so far have been, and some of our retained assets and liabilities in our subsidiaries in Italy and Spain are, denominated in other currencies (Euro and NIS). In addition, the financing we have obtained in connection with six of our PV Plants bears interest that is based on EURIBOR rate and therefore our repayment obligations and undertakings may be affected by adverse movements in the interest rates. Although we attempt to manage these risks by entering into hedging transactions as more fully explained in “Item 11: Quantitative and Qualitative Disclosures About Market Risk,” we cannot ensure that we will manage to eliminate these risks in their entirety and the devaluation of the United States Dollar against the Euro or the NIS, other currency fluctuations and interest rate fluctuations may decrease the value of our assets and could impact our business.

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

Based on our income and/or assets, we believe that we were a PFIC with respect to any U.S. shareholder that held our shares in 2008, 2009 and 2010.  We also believe, based on our assets, that it is likely that we were a PFIC with respect to U.S. shareholders that held our ordinary shares in 2011 and 2012. Since the determination of our PFIC status in 2013 (for shareholders that acquire our ordinary shares in 2013) depends on the type of assets we hold during the year and the income derived from such assets, we cannot determine as of yet whether or not we will be a PFIC for the 2013 tax year.

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

We may be deemed to be an “investment company” under the Investment Company Act of 1940, which could subject us to material adverse consequences.  As a result of the HP Transaction, we could be deemed to be an “investment company” under the Investment Company Act of 1940, as amended, or the “Investment Company Act”, if we invest more than 40% of our assets in “investment securities,” as defined in the Investment Company Act. Investments in securities of majority owned subsidiaries (defined for these purposes as companies in which we control 50% or more of the voting securities) are not “investment securities” for purposes of this definition. As we still maintain a significant portion of our assets in cash and cash equivalents and not all of our investments are in majority owned securities, unless we limit the nature of our investments of our cash assets to cash and cash equivalents (which are generally not “investment securities”), succeed in making strategic “controlling” investments and continue to monitor our investments that may be deemed to be “investment securities,” we may be deemed to be an “investment company.” We do not believe that our holdings in the PV Plants would be considered “investment securities,” as we control the PV Plants via wholly-owned subsidiaries and we do not believe that the current fair value of our short-term deposits and holdings in Dori Energy (all as more fully set forth under “Item 4.A: History and Development of Ellomay” and “Item 4.B: Business Overview”), all of which may be deemed to be “investment securities,” would result in our being deemed to be an “investment company.” If we were deemed to be an “investment company,” we would not be permitted to register under the Investment Company Act without an order from the SEC permitting us to register because we are incorporated outside of the United States and, prior to being permitted to register, we would not be permitted to publicly offer or promote our securities in the United States. Even if we were permitted to register, it would subject us to additional commitments and regulatory compliance. Investments in cash and cash equivalents might not be as favorable to us as other investments we might make if we were not potentially subject to regulation under the Investment Company Act. We seek to conduct our operations, including by way of investing our cash and cash equivalents, to the extent possible, so as not to become subject to regulation under the Investment Company Act. In addition, because we are actively engaged in exploring and considering strategic investments and business opportunities, and in fact the majority of our investments to date (mainly in the Italian and Spanish photovoltaic power plants markets) were made through a controlling investment, we do not believe that we are currently engaged in “investment company” activities or business.

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

We have undergone, and will in the future undergo, tax audits and may have to make material payments to tax authorities at the conclusion of these audits.  Prior to the sale of our business to HP, we conducted business globally and a substantial part of our operations was conducted in various countries and our past tax obligations were not assumed or purchased by HP as part of the business sold. Since the execution of the contracts in connection with the PV Plants and our other investments, we now also conduct our business globally (currently in Israel, Italy and Spain). Our domestic and international tax liabilities are subject to the allocation of revenues and expenses in different jurisdictions and the timing of recognizing revenues and expenses. Additionally, the amount of income taxes paid is subject to our interpretation of applicable laws in the jurisdictions in which we file. Not all of the tax returns of our operations in other countries and in Israel are final and we will be subject to further audit and assessment by the applicable tax authorities. While we believe we comply with applicable income tax laws, there can be no assurance that a governing tax authority will not have a different interpretation of the law and assess us with additional taxes, as a result of which our future results may be adversely affected.

We are controlled by a small number of shareholders, who may make decisions with which you may disagree and which may also prevent a change of control via purchases in the market.  Currently, a group of investors comprised of Kanir Joint Investments (2005) Limited Partnership, or Kanir and S. Nechama Investments (2008) Ltd., or Nechama Investments, hold an aggregate of 59.8% of our outstanding ordinary shares. Shlomo Nehama, our Chairman of the Board who controls Nechama Investments holds directly an additional 4.4% of our outstanding ordinary shares, Ran Fridrich, our CEO and a member of our Board of Directors, holds directly an additional 1.4% of our outstanding ordinary shares and Hemi Raphael, a member of our Board of Directors who, together with Ran Fridrich, controls the general partner of Kanir, directly and indirectly holds an additional 4.3% of our outstanding ordinary shares. Therefore, acting together, these shareholders could exercise significant influence over our business, including with respect to the election of our directors and the approval of change in control and other material transactions. This concentration of control may have the effect of delaying or preventing changes in control or changes in management, or limiting the ability of our other shareholders to approve transactions that they may deem to be in their best interest. Moreover, our Second Amended and Restated Articles includes the casting vote provided to our Chairman of the Board under certain circumstances and the ability of members of our Board to demand that certain issues be approved by our shareholders, requiring a special majority, all as more fully described in “Item 10.B: Memorandum of Association and Second Amended and Restated Articles,” may have the effect of delaying or preventing certain changes and corporate actions that would otherwise benefit our shareholders.

Our ordinary shares are listed on the NYSE MKT and our non-compliance with the continued listing requirements of the NYSE MKT could cause the delisting of our ordinary shares, the market liquidity and analyst coverage of our ordinary shares is very limited.  Our ordinary shares are traded on the NYSE MKT under the symbol “ELLO.” Prior to the listing of our ordinary shares on the NYSE MKT on August 22, 2011, our ordinary shares were quoted on the over-the-counter market in the OTCQB market, which is operated by OTC Markets, Inc. The NYSE MKT requires listed companies to comply with continued listing requirements, including with respect to stockholders’ equity, distribution of shares and low selling price. There can be no assurance that the Company will continue to qualify for listing on the NYSE MKT. If the Company’s ordinary shares are delisted from the NYSE MKT, trading in our ordinary shares could be conducted on an electronic bulletin board such as the OTC Bulletin Board, which could affect the liquidity of our ordinary shares and the ability of the shareholders to sell their ordinary shares in the secondary market, which, in turn, may adversely affect the market price of our ordinary shares. In addition, our ordinary shares are not yet regularly covered by securities analysts and the media and the liquidity of our ordinary shares is very limited. Such limited liquidity could result in lower prices for our ordinary shares than might otherwise prevail and in larger spreads between the bid and asked prices for our ordinary shares. These issues could materially impair our ability to raise funds through the issuance of our ordinary shares in the securities markets.

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

Our stock price has decreased significantly in the past and may continue to be volatile, which could adversely affect the market liquidity of our ordinary shares and our ability to raise additional funds.  Our ordinary shares have experienced substantial price volatility, particularly as there is still very limited volume of trading in our ordinary shares and every transaction performed significantly influences the market price. Although our ordinary shares have been listed on the NYSE MKT since August 22, 2011, there is still limited liquidity and limited analyst coverage of our business and prospects, and these circumstances, combined with the general economic and political conditions, cause the market price for our ordinary shares to continue to be volatile. The continuance of such factors and other factors relating to our business may materially adversely affect the market price of our ordinary shares in the future. Additionally, volatility or a lack of positive performance in the price of our ordinary shares may adversely affect our ability to retain or attract key employees, many of whom are generally granted stock options as part of their compensation package, and negatively affect our ability to raise funds through both debt and equity, discourage potential customers and partners from doing business with us, and could result in a material adverse effect on our business, financial condition, and results of operations.

If we fail to maintain effective disclosure controls and procedures and internal controls over financial reporting in accordance with Sections 302 and 404 of the Sarbanes-Oxley Act, our business, operating results and share price could be materially adversely affected.   The Sarbanes-Oxley Act of 2002 imposes certain duties on us and our executives and directors. Our efforts to comply with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 have resulted in increased general and administrative expense and a diversion of management time and attention, and we expect these efforts to require the continued commitment of resources. Pursuant to the requirements of Sections 302 and 404 of the Sarbanes-Oxley Act of 2002, our management is required to design and evaluate the effectiveness of our disclosure controls and procedures and of our internal control over financial reporting as of the end of the fiscal year that is the subject of this report. We cannot predict the outcome of our testing in future periods. In addition to procedures already implemented in coneection with our PV Plants and other investments, we may in the future need to implement new procedures for internal control over financial reporting in connection with our current business or any other operating business we may acquire. We may also experience higher than anticipated operating expenses and fees in this context. If we are unable to implement these changes effectively or efficiently, or if our internal controls are found to be ineffective in future periods, it could harm our financial reporting or financial results and impact the market price of our ordinary shares.

ITEM 4: Information on Ellomay

A.	History and Development of Ellomay

Our legal and commercial name is Ellomay Capital Ltd. Our office is located at 9 Rothschild Boulevard, 2nd floor, Tel-Aviv 66881, Israel, and our telephone number is +972-3-7971111. Our registered agent in the United States is CT Corporation System, 111 Eight Avenue, New York, New York 10011.

We were incorporated as an Israeli corporation under the name Nur Advertisement Industries 1987 Ltd. on July 29, 1987. On August 1, 1993, we changed our name to NUR Advanced Technologies Ltd., on November 16, 1997 we again changed our name to NUR Macroprinters Ltd. and on April 7, 2008, in connection with the closing of the sale of our business to HP, we again changed our name to Ellomay Capital Ltd. Our corporate governance is controlled by the Israeli Companies Law, 1999, as amended, or the Companies Law.

Our ordinary shares are currently listed on the NYSE MKT under the trading symbol “ELLO.”

Recent Developments

PV Plants

On March 12, 2012, Ellomay Spain S.L., a company in which we indirectly own 85% of the outstanding shares, or Ellomay Spain, entered into share purchase agreements and an asset purchase agreement, or, together, the Rinconada II Agreements, with Conergy España, S.L.U, or Conergy España, in connection with the acquisition of a photovoltaic plant with fixed technology located in Municipality of Córdoba, Andalusia, Spain with a total nominal output of approximately 1.89 MWp, and a peak power output of approximately 2.275 MWp, or the Rinconada II PV Plant”,and of related licenses. The remaining 15% of the outstanding shares of Ellomay Spain are held by a Spanish company engaged in providing construction, operating and maintenance services for photovoltaic plants in Europe and elsewhere, whose subsidiary has built and is currently providing operation and maintenance services for several of our Italian PV Plants. The transactions contemplated under the Rinconada II Agreements were consummated on July 1, 2012. The Rinconada II PV Plant is constructed and operational and has been connected to the Spanish national grid since July 2010. The Rinconada II PV Plant is entitled to receive the Spanish special economic regime for renewable energies. Pursuant to the Rinconada II Agreements, Ellomay Spain purchased all of the outstanding shares of Spanish companies holding the licenses to produce electricity in the Rinconada PV II Plant and also separately purchased the Rinconada II PV Plant. The consideration paid by Ellomay Spain in connection with the acquisition of the Rinconada II PV Plant and the related licenses, including all applicable taxes and expenses, amounted to approximately Euro 7 million.

In January 2013, we entered into a binding Letter of Intent, or the Veneto Letter of Intent, for the purchase of two Italian companies, each of which holds a photovoltaic (solar) site with fixed technology in the Veneto Region, Italy (Northern Italy), or, together, the Veneto PV Plants. The Veneto PV Plants have an aggregate capacity of approximately 12MWp are fully constructed and operating and were connected to the Italian national grid in August 2011 under the applicable Feed-in-Tariff (0.238 Euro/kWh). Each of the Italian companies that hold the Veneto PV Plants (Soleco S.r.l and Tecnoenergy S.r.l) is wholly-owned by a German company that has recently entered into insolvency proceedings, or the Veneto Seller. According to the Veneto Letter of Intent, we or one of our wholly-owned subsidiaries shall purchase all the outstanding shares of the two Italian companies, as well as their existing shareholder loans and amounts due to an entity related to the Veneto Seller, in consideration for an aggregate purchase price of approximately Euro 25.5 million (approximately $34 million) (based on a transaction cut-off date of September 30, 2012). The Veneto Letter of Intent provides for the execution of definitive agreements by January 31, 2013, however, the parties have not yet executed such definitive agreements and are in an advanced stage of negotiations and finalization of the detailed Veneto definitive agreements, or the Veneto Agreements. Pursuant to the Veneto Letter of Intent, upon the execution of the Veneto Agreements, we shall deposit in a trust account a nonrefundable deposit of Euro 12.5 million on account of the purchase price. Within 90 days thereafter, subject to the fulfillment of certain customary conditions precedent, the final closing of the transaction shall take place, in which we are to pay the remaining amount of up to Euro 13 million on account of the purchase price (after calculation of applicable deductions (if any)). According to the Veneto Letter of Intent, to the extent that the balance of the purchase price will not be paid by us and provided all other conditions have been satisfied, then the Veneto Seller may either extend the 90 day deadline or unilaterally terminate the Veneto Agreements and request that the nonrefundable deposit be released to it from the trust account. The Veneto Letter of Intent provides that we will not be able to terminate the Veneto Agreements if we are unable to obtain financing. Therefore, we are in the process of negotiating financing for part of the purchase price. The receipt of such financing, as well as its terms and conditions, will affect the level of profitability and attractiveness of the purchase and our financial flexibility. In March 2013, certain creditors of the Veneto Seller approached the German court requesting that the transaction be subject to approval of the creditors of the Veneto Seller and the court granted their request. Therefore, at this point there can be no assurance as to whether and when the Veneto Agreements will be finalized and executed and as to the fulfillment of all relevant conditions to closing that will be set forth therein.

Investments in Israel

Adira Farm-out Agreement in connection with the Yitzchak License

On December 5, 2011 Ellomay Oil and Gas 2011 LP, or Ellomay Oil and Gas, a limited partnership whose general partner is a wholly-owned subsidiary of Ellomay, entered into a Farm-out Agreement, or the Yitzchak Farm-out Agreement, with Adira Energy Israel Ltd., an energy exploration company  for oil and gas in Israel, or Adira, a wholly-owned subsidiary of Adira Energy Ltd. (TSXV: ADL, OTCBB: ADENF, FRANKFURT: AORLB8) for the farm-in of Ellomay Oil and Gas to 20% of the participating interests in the Yitzchak License.

In April 2012, Ellomay Oil and Gas filed a prospectus with the Israeli Securities Authority and the Tel Aviv Stock Exchange for the sale of units and options. The public offering was not consummated due to prevailing market terms. Following this development, and in light of the financial situation of Adira, as reflected in public filings of Adira and of its partner in another license, we decided to fund only 10% of the cash calls made to date. Therefore, as of March 1, 2013 we funded approximately $554,000, which only represents 10% of the total cash calls to the partners in the Yitzhak license expenses. At this stage, exploratory drilling has not yet commenced by the current holders of the Yitzhak License and in light of the precarious financial situation of Adira we identified a required impairment of our investment in the Yitzhak License and recorded a loss of approximately $554,000 as of December 31, 2012. We expect to continue to assess the status of the Yitchak project and determine the extent of future funding according to our business assessments. For more information concerning the Yitzchak Farm-out Agreement see “Item 4.B: Business Overview – Agreements in the Israeli Oil and Gas Sector.”

Dorad’s Gas Supply Agreement with Tamar

On October 15, 2012, Dorad entered into an agreement, or the Tamar Agreement, with the partners in the “Tamar” license, located in the Mediterranean Sea off the coast of Israel, or Tamar. For more information concerning the Tamar Agreement see Item 4.B. Business Overview – Agreement with Tamar.”

Addendum to the Dori Investment Agreement

On October 24, 2012 the parties to the Dori Investment Agreement executed an addendum to the Dori Investment Agreement, or the Dori Addendum, that updated the terms of the options granted to Ellomay Energy to acquire up to an additional 10% of Dori Energy’s outstanding shares and the undertakings of Dori Energy’s shareholders in connection with the financing of investments in Dorad. For more information see “Item 4.B: Business Overview – Our Investment in Dori Energy.”

Principal Capital Expenditures and Divestitures

During 2010, 2011, 2012 and up to March 1, 2013, we made or accrued capital expenditures of an aggregate amount of approximately $58.1 million in connection with the Italian and Spanish PV Plants, net of penalties due to delay in connection to the national grid of some of the PV Plants and net of $0.9 million assets disposed as a result of panels stolen from one of our PV Plants and invertors damaged due to bad weather conditions in another PV Plant, partially to be reimbursed by the existing insurance policies in the amount of $0.435 million. Our aggregate capital expenditure in connection with the acquisition of shares in U. Dori Energy Infrastructure Ltd. is $19.7 million and our aggregate capital expenditure in connection with the Yitzchak License up to March 1, 2013 amount to approximately $0.554 million. As of March 1, 2013 we have in progress principal capital expenditures (that were not accrued as of December 31, 2012 or paid prior to March 1, 2013) in connection with the Veneto PV Plants (subject to execution of the Veneto Agreements) in the amount of approximately $34 million and approximately $5 million in connection with our holdings in Dori Energy.

For information on our financing activities please refer to “Item 4.B: Business Overview” and “Item 5: Operating and Financial Review and Prospects.”

B.           Business Overview

We are in the business of energy and infrastructure and our operations currently mainly include production of renewable and clean energy. We own eleven photovoltaic plants that are connected to their respective national grids and operating as follows: (i) ten photovoltaic plants in Italy with an aggregate capacity of approximately 10.8 MWp and (ii) 85% of one photovoltaic plant in Spain with a capacity of approximately 2.275 MWp. In addition, we indirectly own 7.5% of Dorad (including an option to increase our holdings under certain conditions to 9.375%).

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

Global trends in the industry

According to EPIA (European Photovoltaic Industry Association) the solar power market has grown significantly in the past decade. Despite the rapid growth, solar energy constitutes only a small fraction of the world’s energy output and therefore may have significant growth potential. According to EPIA, the global photovoltaic new installations in 2011 reached 29.7 GW leading to an aggregate total installed capacity of 70GS that may reach a total capacity of 155 GW by 2016 as a function of the amount of incentives that are in place, such as FiT, further explained in “Item 4.B: Material Effects of Government Regulations on the PV Plants.”

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

There are several risk factors associated with the photovoltaic market. See “Item 3.D: Risk Factors - Risks Relating to the PV Plants.”

Our Photovoltaic Plants

The following table includes information concerning our PV Plants:

PV Plant Title	Capacity	Location	Technology of Panels	Connection to Grid	FiT (€/kWh) 1	Revenue in 2012 (in thousands)

“Troia 8”	995.67 kWp	Province of Foggia, Municipality of Troia, Puglia region, Italy	Fix	January 14, 2011	0.346	$800
“Troia 9”	995.67 kWp	Province of Foggia, Municipality of Troia, Puglia region, Italy	Fix	January 14, 2011	0.346	$816
“Del Bianco”	734.40 kWp	Province of Macerata, Municipality of Cingoli, Marche region, Italy	Fix	April 1, 2011	0.346	$480
“Giaché”	730.01 kWp	Province of Ancona, Municipality of Filotrano, Marche region, Italy	Duel Axes Tracker	April 14, 2011	0.346	$665
“Costantini”	734.40 kWp	Province of Ancona, Municipality of Senigallia, Marche region, Italy	Fix	April 27, 2011	0.346	$526
“Massaccesi”	749.7 kWp	Province of Ancona, Municipality of Arcevia, Marche region, Italy	Duel Axes Tracker	April 29, 2011	0.346	$671
“Galatina”	994.43 kWp	Province of Lecce, Municipality of Galatina, Puglia region, Italy	Fix	May 25, 2011	0.346	$637

PV Plant Title	Capacity	Location	Technology of Panels	Connection to Grid	FiT (€/kWh) 1	Revenue in 2012 (in thousands)

“Pedale (Corato)”2	2,993 kWp	Province of Bari, Municipality of Corato, Puglia region, Italy	Single Axes Tracker	May 31, 2011	0.289	$2,514
“Acquafresca”	947.6 kWp	Province of Barletta-Andria-Trani, Municipality of Minervino Murge, Puglia region, Italy	Fix	June 2011	0.291	$654
“D‘Angella”	930.5 kWp	Province of Barletta-Andria-Trani, Municipality of Minervino Murge, Puglia region, Italy	Fix	June 2011	0.291	$624
“Rinconada II”3	2,275 kWp	Municipality of Córdoba, Andalusia, Spain	Fix	July 2010	0.3223 4	$5035

_________________________________
1. In addition to the FiT payment, the Italian PV Plants are eligible to receive the price paid for the electricity generated by the plant (“ritiro dedicato”) equal to the applicable electricity spot price. PV plants with a capacity under 1 MW are eligible to receive a minimum spot price guarantee. The spot price changes in accordance to the hour, area and rates of demand and supply. In 2012 the spot price ranged between Euro 0.0783 – 0.1027 per kWh and the terms and limitations of the minimum spot price guarantee change on an annual basis. The spot price for 2013 is expected to range between Euro 0.0806 – 0.1058 per kWh.

2.  See disclosure concerning the suspension of this PV Plant’s AU under “Material Effects of Government Regulations on the Italian PV Plants” below.

3.  This PV Plant is 85% owned by us.

4.  Linked to the Spanish consumer price index minus twenty-five basic points until December 31, 2012 and minus fifty basic points onwards.

5.  As the acquisition of this PV Plant was consummated during 2012, the revenues generated from this PV Plant during 2012 are no necessarily indicative of future annual revenues from this PV Plant.

The construction and operation of photovoltaic plants entail the engagement of Contractors, in order to build, assemble, install, test, commission, operate and maintain the photovoltaic power plants, for the benefit of our wholly-owned subsidiaries.

Each of the PV Plants is constructed and operates on the basis of the following agreements:

•	an Engineering Procurement & Construction projects Contract, or an EPC Contract, which governs the installation, testing and commissioning of a photovoltaic plant by the respective Contractor;

•	an Operation and Maintenance, or O&M, Agreement, which governs the operation and maintenance of the photovoltaic plant by the respective Contractor;

•
when applicable, an agreement between the owner of the photovoltaic plant and the Contractor, whereby the panels required for the construction of the photovoltaic plant will be purchased by such owner directly from a third party supplier of such panels, and then transferred to the Contractor;

•	a number of ancillary agreements, including:

o	one or more “surface rights agreements” with the land owners, which provide the terms and conditions for the lease of land on which the photovoltaic plants are constructed and operated;

o	with respect to our Italian PV Plants –

•
standard “incentive agreements” with Gestore dei Servizi Elettrici, or GSE, Italy’s energy regulation agency responsible, inter alia, for incentivizing and developing renewable energy sources in Italy and purchasing energy and re-selling it on the electricity market. Under such agreement, it is anticipated that GSE will grant the applicable FiT governing the purchase of electricity (FiTs are further detailed in “Item 4.B: Material Effects of Government Regulations on the Italian PV Plants”);

•
one or more “power purchase agreements” with GSE, specifying the power output to be purchased by GSE for resale and the consideration in respect thereof (in the event of sale via the “Dedicated Withdrawal System” as more fully described under “Item 4.B: Material Effects of Government Regulations on the Italian PV Plants”); and

•
one or more “interconnection agreements” with the Enel Distribuzione S.p.A, or ENEL, the Italian national electricity grid operator, which provide the terms and conditions for the connection to the Italian national grid.

o	with respect to our Spanish PV Plant –

•
Standard “power evacuation agreements” with the Spanish power distribution grid company Endesa Distribución Eléctrica, S.L.U., or Endesa, regarding the rights and obligations of each party, concerning, inter alia, the evacuation of the power generated in the facility to the grid; and

•
Standard “representation agreements” with an entity that will represent the PV Principal in its dealings with the Spanish National Energy Commission, or CNE, and the bid system managed by the operator of the market, Operador del Mercado Ibérico de Energía, Polo Español, S.A., or OMEL, who are responsible for payment of the FiT as more fully set described under “Item 4.B: Material Effects of Government Regulations on the Spanish PV Plants.” The representation agreements in connection with Rinconada II are with Nexus Energía, S.A.

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

Our aggregate investment connection with the PV Plants is approximately Euro 44.1 million (excluding the annual operation and maintenance costs and net of assets disposed in the amount of approximately $0.6 million).

As all of our PV Plants are operational, the summaries below describe the material terms of the O&M Agreements executed in connection with such PV Plants. The EPC Contracts and forms of O&M Agreements executed in connection with the Del Bianco and Giaché PV Plants were filed with the SEC as exhibits to our annual report on Form 20-F for the fiscal year ended December 31, 2009 and the EPC Contract executed in connection with the Pedale (Corato) PV Plant was filed with the SEC as an exhibit to our annual report on Form 20-F for the fiscal year ended December 31, 2010.

Operation and Maintenance Agreements

General

As mentioned above, each of the PV Plants is operated and maintained by a local contractor pursuant to an O&M Agreement executed between such Contractor and our subsidiary that owns the PV Plant, or the PV Principal. Each O&M Agreement sets out the terms under which each of the Contractors is to operate and maintain the PV Plant once it becomes operational, i.e. starting from the issuance of a Provisional Acceptance Certificate pursuant to the applicable EPC Contracts and for a period of 20 years thereafter in Italy and 25 years in Spain.

A technical adviser, appointed by the PV Principal or the Financing Entity, is responsible for monitoring the performance of the services, or the Technical Adviser. Our current Technical Adviser in Italy is a leading technical firm in Italy which appears in the Italian banks’ white list.

Currently many EPC companies provide O&M services to photovoltaic plants and we expect that, if required, we will be able to replace some or all of our current O&M Contractors with other contractors and service providers. However, we cannot ensure that if such replacement shall take place we will be able to receive the same warranties from the new contractor.

The Contractor of four of our photovoltaic plants (Del Bianco, Giache, Constantini and Massaccesi) has recently entered into insolvency proceedings that are subject to an arrangement with its creditors. We therefore currently closely monitor the operations of these PV Plants and are trying to locate new Contractors to replace the existing Contractor.

The Services

Each O&M Agreement governs the provision of the following services: (i) Subscription Services, which include Preventive Maintenance Services (maintenance services such as cleaning of panels and taking care of vegetation, surveillance, remote supervision of operation and full operational status of the PV Plant) and Corrective Maintenance Services (services to correct incidents arising at the PV Plant or to remedy any anomaly in the operation of the PV Plant), and (ii) Non-Subscription Services, which are all services that are outside of the scope of the Subscription Services. In some cases, certain engagement agreements are executed by us directly with service providers (such as internet, security services, etc.)

The Consideration

Based on the range of services offered by the Contractor, the annual consideration for the Subscription Services varies from Euro 19,000 to Euro 45,000 per MWp (linked to the Italian inflation rate or the Spanish Consumer Price Index) for each of the PV Plants, paid in the majority of the PV Plants on a quarterly basis. The Subscription Services fee is fixed and the Contractor is not entitled to request an increase in the price due to the occurrence of unforeseen circumstances. This annual consideration does not include the price of the insurance policies to be obtained by the PV Principal to the extent they have an exposure, including all risk insurance policies.

Contractor’s Obligations, Representations and Warranties

The Contractor’s obligations under the O&M Agreement include, inter alia, the duty to diligently perform the operation and maintenance services in compliance with the applicable law and permits in a workmanlike manner and using the most advanced technologies, to contract for adequate insurance with the PV Principal and the Financing Entity as additional insured parties, to guarantee the availability of spare parts and replenish the inventory as needed, and to assist the PV Principal and the Financing Entity in dealing with the authorities by providing the necessary information required by such authorities. The Contractor represents and warrants, inter alia, that it holds the necessary permits and authorizations, and that it has the necessary skills and experience to perform the services contemplated by the O&M Agreement.

Guarantees

The Contractor is usually required (either under the O&M Agreement or under a separate agreement) to provide an insurance bond, satisfactory to both the PV Principal and the Financing Entity, for an amount equal to 15% - 100% of the annual applicable price, or the O&M Guarantee, to be renewed annually.

Termination

Each party may terminate the O&M Agreement (to the extent applicable, after obtaining the approval of the financing entity) if the other is in breach of any of its obligations that remains uncured for 30 days following written notice thereof.

The O&M Agreement is terminated if the Contractor is liquidated or becomes bankrupt or insolvent, and on other similar grounds, unless the PV Principal is willing to continue the O&M Agreement.

The O&M Agreements also provide the parties the option to withdraw from the agreement other than in the event of a breach by the other party, subject to certain advance notice requirements.

Competition

Our competitors are mostly other entities that seek land and contractors to construct new power plants on their behalf or seek to purchase existing photovoltaic power plants due to the changing regulatory regime relating to newly built photovoltaic plants. The market for solar energy is intensely competitive and rapidly evolving, and many of our competitors who strive to construct new solar power plants have established more prominent market positions and are more experienced in this field. Our competitors in this market include Etrion Corporation (ETX.TO), Sunflower Sustainable Investments Ltd. (SNFL.TA), Enlight Renewable Energy Ltd. (ENLT.TA), Energixs Renewable Energies Ltd. (ENRG.TA), Allerion Cleanpower S.p.A., Origis Energy and Foresight Group. If we fail to attract and retain ongoing relationships with solar plants developers, we will be unable to reach additional agreements for the development and operation of additional solar plants, should we wish to do so.

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

National Legislation

(i)             Construction Authorizations

Construction of the PV Plants is subject to receipt of appropriate construction authorizations, pursuant to Legislative Decree no. 380 of 2001, or Decree 380, and Legislative Decree 29 December 2003 no. 387, or Decree 387, the latter of which implements European Directive no. 77 of 2001 on the promotion of electricity produced from renewable energy sources in the internal electricity market.

Decree 387 aims to promote renewable energies, inter alia by simplifying the procedures required to commence constructions. In particular, it regulates the so-called Autorizzazione Unica, or AU, in relation to renewable energy plants. The AU is an authorization issued by the Region in which the construction is to take place, or by other local competent authorities, and which joins together all permits, authorizations and opinions that would otherwise be necessary to begin construction (such as, building licenses, landscape authorizations, permits for the interconnection facilities, etc.). The only authorization not included in the AU is the environmental impact assessment (valutazione di impatto ambientale, or VIA, see below), which needs to be obtained before the AU procedure is started. The AU is issued following a procedure called Conferenza di Servizi in which all relevant entities and authorities participate. Such procedure is expected to be completed within 180 days of the filing of the relevant application, but such term is not mandatory and cannot entirely be relied upon.

Decree 380, which is the general law on building administrative procedures, provides another track for obtaining the construction permit. Pursuant to this decree, the construction authorization can be obtained through a permesso di costruire, or the Building Permit, which is an express authorization granted by the competent municipality. Upon positive outcome of the municipality’s review, the Building Permit is granted. Works must start, under penalty of forfeiture of the Building Permit, within one year following the date of issuance, and must be completed within the following three years.

Decree 380 also regulates the so-called Dichiarazione di inizio attività, or DIA, procedure. DIA is a self-certification process whereby the applicant declares that the project in question complies with all relevant requirements and conditions. The competent authority can deny the authorization within 30 days of receipt of DIA; should such a denial not be issued within such term - which is mandatory - the authorization shall be deemed granted and the applicant is allowed to start the works. The DIA procedure can be used in relation to plants whose power is lower than 20 kW. Since the expected power output of the PV Plants exceeds 20kW, the DIA is not available for the PV Plants. With the entry into force of the Romani Decree on March 29, 2011, which implemented European applicable directives (in particular, directive no. 28 of 2009), the DIA procedure has been replaced, with respect to plants fed by renewable energy sources, by the so called procedura abilitativa semplificata, or PAS, according to which, very similarly to the DIA procedure, an applicant can start construction of a plant after 30 days of the filing of the application with the competent Municipality provided that the latter has in such time not raised objections and/or requested integrations. With respect to photovoltaic plants, under the Romani Decree the PAS applies to plants with a power up to 20 kWp, and regions can increase such threshold up to 1 MWp.

With particular regard to the Puglia Region, for a certain period of time the limitations of the DIA procedure were not applicable due to regional legislation that had increased the abovementioned limits of power; however, this has been superseded by a new Regional Law (no. 25 of 2012) that has implemented the provisions introduced by the Romani Decree on PAS (see the relevant section below).

The Italian PV Plants rely on one AU, three DIAs and six Building Permits. Pedale is the PV Plant that relies on the AU. Please see below for more information on the suspension of Pedale’s AU.

 (ii)           Connection to the National Grid

The procedures for the connection to the national grid are provided by the Authority for Electric Energy and Gas, or AEEG. Currently, the procedure to be followed for the connection is regulated by the AEEG Resolution no. 99 of 2008 (Testo Integrato delle Connessioni Attive, or TICA) which replaces previous legislation and has subsequently been integrated and partially amended by AEEG Resolutions no. 124/2010 and 125/2010. According to TICA, an application for connection must be filed with the competent local grid operator, after which the latter notifies the applicant the estimated time for connection, or STMC. The STMC shall be accepted within 45 days of issuance. However, in order for the authorization to the connection to become definitive, all relevant authorization procedures (such as easements, ministerial nulla osta, etc.) must be successfully completed.

There are three alternative modalities to sell electricity:

•	by way of sale on the electricity market (Italian Power Exchange IPEX), the so called “Borsa Elettrica”;

•	through bilateral contracts with wholesale dealers; and

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

Regional Regulation Applicable to the Marche Region

Marche Regional Law no. 7 of 2004 requires certain types of projects to be subjected to an Environmental Impact Assessment, or the VIA Procedure, and states that the VIA Procedure is expressly excluded for photovoltaic plants whose surface is less than 5000 m2 (unless such plants are not listed as national protected areas pursuant to law no. 394 of December 6th 1991). Specific provisions prevent constructors from avoiding such limits by building various plants with a surface of less than 5.000 m2.

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

However, on March 26, 2010 Regional Law no. 31/2008 was annulled by the Constitutional Court in so far as, contrary to what is set forth in Legislative Decree no. 387/2003, it increases up to 1 MWp the maximum power threshold (20 kW) established by Law no. 244/2007 for application of the DIA procedure. DIA issued according to Regional Law no. 31/2008 can therefore be voided on the basis of the Constitutional Court judgment provided that they are successfully challenged by a third party having an interest or by the administrative bodies acting in self-protection (“autotutela”). As noted above, three of the PV Plants rely on DIAs that were issued under Regional Law 31/2008; however, as those PV Plants are already built and have been operating for the past several months, the period for a challenge by third parties or administrative bodies are deemed to have expired.

By Regional Law no. 25, issued on September 24, 2012, further regulations have been introduced particularly with the aim of implementing the Romani Decree provisions at regional level. In particular, Regional Law no. 25:

(i)	confirmed and further regulated the provisions of the Circolare no. 38/8763 regarding the cluster issue;
(ii)
implemented and extended the provisions of the Romani Decree by providing that the PAS applies to photovoltaic plants with power up to 200 kWp,and in particular cases (contaminated areas such as industrial areas, dumps and quarries), up to 1 MWp; and

(iii)	provided new requirements as to the procedure of application for the AU, including the requirement to submit an audited business plan together with the application.

The Incentive Tariff System for Photovoltaic Plants

The Italian government promotes renewable energies by providing certain incentives. In particular, with Ministerial Decree 19.2.2007, or the Second Conto Energia, the production of renewable electric energy from photovoltaic sources has been promoted by granting a fixed FiT for a period of 20 years from connection of PV plants. The FiT is determined with reference to the nominal power of the plant, the characteristics of the plant (plants are divided into non-integrated; partially integrated and architecturally integrated) and the year on which the plant has been connected to the grid. The FiT provided for by the Second Conto Energia are as follows:

Nominal Power kWp	Non-Integrated	Partially Integrated	Arch. Integrated
1 kW ≤ P ≤ 3 kW	0.40 Euro/kWh	0.44 Euro/kWh	0.49 Euro/kWh
3 kW < P ≤ 20 kW	0.38 Euro/kWh	0.42 Euro/kWh	0.46 Euro/kWh
P > 20 kW	0.36 Euro/kWh1	0.40 Euro/kWh	0.44 Euro/kWh

__________________________
1 With regard to the Italian PV Plants under the Second Conto Energia the tariffs equal to € 0.346/kWh.

The figures above refer to plants which started operation within December 31, 2008. For plants which commence operation between January 1, 2010 and December 31, 2010, the FiT will be reduced by 2% for each calendar year following 2008.

Pursuant to Ministerial Decree 6 August 2010, or the Third Conto Energia, a fixed FiT is granted for a period of 20 years from the date on which the plant is connected to the grid in relation to plants that enter into operation after December 31, 2010 and until December 31, 2013. The FiT provided for by the Third Conto Energia are as follows:

	A		B		C
Nominal Power	Plants entered in operation after December 31, 2010 and by April 30, 2011		Plants entered in operation after April 30, 2011 and by August 31, 2011		Plants entered in operation after August 31, 2011 and by December 31, 2011
	PV plants on buildings	Other PV plants	PV plants on buildings	Other PV plants	PV plants on buildings	Other PV plants
[kW]	[€ /kWh]	[€/kWh]	[€/kWh]	[€/kWh]	[€/kWh]	[€/kWh]
1 ≤ P ≤ 3	0.402	0.362	0.391	0.347	0.380	0.333
3< P ≤20	0.377	0.339	0.360	0.322	0.342	0.304
20< P ≤200	0.358	0.321	0.341	0.309	0.323	0.285
200< P ≤1000	0.355	0.314	0.335	0.303	0.314	0.266
1000<P≤5000	0.351	0.313	0.327	0.2892	0.302	0.264
P>5000	0.333	0.297	0.311	0.275	0.287	0.251

______________________
1 With regard to the Italian PV Plant under the Third Conto Energia the tariff is equal to € 0.289/kWh.

The plants entering into operation in 2012 and 2013 will be granted the tariff referred to in column C above deducted by 6% each year.

The FiT is payable by GSE upon the grant of an incentive agreement between the producer and GSE. Notwithstanding the foregoing, the first payment of the FiT to the producer is made retroactively, 6 months following connection to the national grid.

However, the Romani Decree provides that the Third Conto Energia shall apply only to photovoltaic plants whose grid connection has been achieved by May 31, 2011.

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

Such provisions shall not apply to ground mounted PV plants installed on agricultural lands provided either that they have been admitted to incentives within the date of entry into force of the Romani Decree, or the authorization for the construction of the PV plant was obtained, or the application there for submitted, by January 1, 2011; and provided that in any case the PV plant commences operations within one year from the date of entry into force of the Romani Decree. However, all PV Plants have already been connected to the national grid and, except for the Acquafresca and D’Angella PV Plants, have already been awarded the incentives agreed under the relevant EPC Contract.

As an implementation to the Romani Decree, a new Decree was issued on 5 May 2011, or the Fourth Conto Energia, setting out the new FiT for PV plants entering into operations after May 31, 2011.

The three following tables provide the FiT that will apply to PV plants entering into operations from June 1, 2011 until December 31, 2012 on the basis of the Fourth Conto Energia:

	June 2011		July 2011		August 2011
	PV plants on buildings	Other plants	PV plants on buildings	Other PV plants	PV plants on buildings	Other PV plants
	[€/kWh]	[€/kWh]	[€/kWh]	[€/kWh]	[€/kWh]	[€/kWh]
1≤P≤3	0.387	0.344	0.379	0.337	0.368	0.327
3<P≤20	0.356	0.319	0.349	0.312	0.339	0.303
20<P≤200	0.338	0.306	0.331	0.300	0.321	0.291
200<P≤1000	0.325	0.2914	0.315	0.276	0.303	0.263
1000<P≤5000	0.314	0.277	0.298	0.264	0.280	0.250
P>5000	0.299	0.264	0.284	0.251	0.269	0.238

_______________________________
1 With regard to the Italian PV Plant under the Forth Conto Energia the tariff is equal to € 0.291/kWh.

	September 2011		October 2011		November 2011		December 2011
	PV plants on buildings	Other PV plants	PV plants on buildings	Other PV plants	PV plants on buildings	Other PV plants	PV plants on buildings	Other PV plants
	[€/kWh]	[€/kWh]	[€/kWh]	[€/kWh]	[€/kWh]	[€/kWh]	[€/kWh]	[€/kWh]
1≤P≤3	0.361	0.316	0.345	0.302	0.320	0.281	0.298	0.261
3<P≤20	0.325	0.289	0.310	0.276	0.288	0.256	0.268	0.238
20<P≤200	0.307	0.271	0.293	0.258	0.272	0.240	0.253	0.224
200<P≤1000	0.298	0.245	0.285	0.233.	0.265	0.210	0.246	0.189
1000<P≤5000	0.278	0.243	0.256	0.223	0.233	0.201	0.212	0.181
P>5000	0.264	0.231	0.243	0.212	0.221	0.191	0.199	0.172

	January – June 2012		July – December 2012
	PV plants on buildings	Other PV plants	PV plants on buildings	Other PV plants
	[€/kWh]	[€/kWh]	[€/kWh]	[€/kWh]
1≤P≤3	0.274	0.240	0.252	0.221
3<P≤20	0.247	0.219	0.227	0.202
20<P≤200	0.233	0.206	0.214	0.189
200<P≤1000	0.224	0.172	0.202	0.155
1000<P≤5000	0.182	0.156	0.164	0.140
P>5000	0.171	0.148	0.154	0.133

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

In the first quarter of 2012, the Liberalizzazioni Decree was adopted. Article 65 of the Liberalizzazioni Decree, inter alia, provides that ground based PV plants located in agricultural areas will not be granted the FiT provided by the Romani Decree, unless they: (i) obtained the authorization for the construction of the PV plant or filed the application for the authorization by March 25, 2012 (i.e., the date of entry into force of the Decree conversion law), (ii) commence operations by September 21, 2012 (i.e, 180 days of the date of entry into force of the Decree conversion law), and (iii) complied with the Romani Decree requirements set forth above with respect to the power capacity of the plant, the distance between the PV plants and the percentage coverage of agricultural land of the PV plant. This provision applies the Romani Decree requirements to PV plants that were already authorized or applied for authorization by March 25, 2012 (while other PV plants will not be eligible for incentives). However, Article 65 of the Liberalizzazioni Decree also provides (by way of reference to the Romani Decree) that the incentive shall be granted to PV plants that do not meet the requirements in preceding item (iii) if they have obtained the authorization for the construction of the PV plant or filed the application for the authorization by January 1, 2011, provided that they commence operations within 60 days of March 25, 2012. This in particular applies to the Acquafresca and D’Angella Plants, which applied for the authorization prior to January 1, 2011 and already commenced operations.

The Fourth Conto Energia has been replaced by a new decree signed on July 6, 2012 entered into force on July 11, 2012, also known as Fifth Conto Energia. The Fifth Conto Energia sets out a new system of incentives granted to plants fed by renewable energy sources and, with some exceptions, applies to photovoltaic plants that commenced opperations starting from August 27, 2012. The main provisions introduced by the Fifth Conto Energia are:

(i)	new (generally lower than the Fourth Conto Energia and decreasing every six months) tariffs, comprising both the incentives and the sale of electric energy (so called “omni-comprehensive tariffs”);
(ii)	the provision for “large” photovoltaic plants of a register in which the same must be enrolled in order to qualify for the grant of the incentives;
(iii)	bonuses for photovoltaic plants whose components are manufactured in European Union countries; and
(iv)	bonuses for photovoltaic plants on buildings replacing asbestos roofs.

The Fifth Conto Energia shall cease to be effective 30 days after the communication by the Italian Energy Authority that a cumulative amount equal to 6.7 billion Euros of annual cost for incentives granted to photovoltaic plants has been reached. According to GSE, in December 2012 such cumulated annual cost had exceeded 6.5 billion Euros.

Law 228 of 2012 (so called Legge di Stabilità 2013, approved on December 24, 2012) has subsequently provided some time extensions in connection with the benefits of the Fourth Conto Energia incentives. In particular, an extension of the deadline for the commencement of operations to March 31, 2013 has been provided for photovoltaic plants installed on public buildings or on areas owned by the public administration whose authorization has been already obtained as at the date of the law; furthermore, an extension to June 30, 2013 has been provided for photovoltaic plants of the same kind that are subject to the so called valutazione di impatto ambientale (environmental screening), and to October 31, 2013 if the relevant authorization has been obtained after March 31, 2013.

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

However, on February 21, 2012 Pedale received a letter from the Region notifying it that the AU issued in connection with Pedale was suspended, mainly due to the implementation of the aforementioned building variation, and that an internal process that may lead to the revocation of the AU has commenced. Following receipt of this letter, Pedale appointed a local administrative counsel with the aim to deal with the Region on behalf of Pedale during the suspension procedure and argue in favor of the validity of the AU. This local counsel opined that the AU should be deemed valid and, in any case, the variation should be approved as it is not substantial. This has also been stated in a letter sent on behalf of Pedale to the Region. The local counsel also pointed out that in his opinion, pending the suspension of the AU, it is not required that the operation of the Pedale PV Plant be suspended, and indeed the PV Plant is operating as of the date hereof.

On April 18, 2012, the Region informed Pedale that, without prejudice to an assessment of the lawfulness of the variation, the abovementioned suspension was revoked.

On June 7, 2012, a new conferenza di servizi was held in order to issue a new AU that would approve the layout of the Pedale PV Plant including the variation referred to above. The conferenza di servizi was concluded with positive opinion of all involved entities.

However, after the positive conclusion of the conferenza di servizi, on November 5, 2012 Pedale received a letter from the Region whereby the latter informed that based on art. 15 of the Regional Law 25 of 2012 a technical assessment of the compliance of the variation with applicable regulations was required and requested that the competent municipality carried out such assessment. Despite the fact that the local counsel opined that the variation should be approved, the Municipality completed such assessment on December 7, 2012, by issuing a nullaosta confirming the lawfulness of the variation other than an administrative sanction equal to Euro 516.

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

Royal Decree 661/2007, of May 25, 2007, or RD 661/2007, sets forth the general basis of the economic regime for any power production installation in the Special Regime regardless the technology (e.g. wind, thermosolar, photovoltaic, etc.). Royal Decree 1578/2008, of September 26, 2008, or RD 1578/2008, sets forth the procedure for the assignation of the feed-in tariff to PV solar plants commissioned after September 29, 2008 (the limit date under RD 661/2007).

Additionally, Royal Decree-law 2/2013, of February 1, 2013, or RD-L 2/2013, which entered into force on February 2, 2013, sets forth certain amendments to the update of the feed-in tariff and the alternative schemes concerning the consideration for the electricity produced under the Special Regime. RD-L 2/2013 has not reduced the FiT, but it has changed the Consumer Price Index (IPC) of reference for the purposes of the annual updated of the FiT, as further explained below in under “Update of the feed in tariff”.

Economic incentives of the Special Regime

Pursuant to RD 661/2007, the consideration for the electricity produced under the Special Regime may be paid by means of three different alternative schemes to be elected by the producer:

(a)	As a consequence of selling the electricity produced at the feed-in tariff;

(b)	As a consequence of selling the electricity produced on the wholesale power production market managed by the market operator (OMEL) at the market price; or

(c)	As a consequence of selling the electricity produced at the price negotiated between the parties in a bilateral or forward contract, entered into by a producer and an off-taker.

Pursuant to Article 3 of RD 2/2013, power production facilities under the payment scheme described in paragraph (b) shall not be entitled to switch from such scheme to the other schemes described in paragraph (a) and (c). Rinconada II is under the feed-in tariff, that is, the scheme of paragraph (a) above.

Any power production facility in the Special Regime that is not within the scope of paragraph (b) above  remains entitled to choose between the feed-in tariff and the market price and may switch from one scheme to the other provided that a minimum period of one year has elapsed between one scheme and the other.

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

RD 1578/2008 has introduced significant changes in the economic regime for the PV solar technology, including: (i) the establishment of a new classification of PV solar plants and setting of new power capacity limits, (ii) creation of the Registry for the Pre-assignation of tariff (“Registro de Preasignacion de Retribución”), or the Pre-assignation Registry, and (iii) setting forth new quotas of aggregate installed power capacity for PV solar technology and new feed-in tariff values which are directly connected with the Pre-assignation Registry.

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

Access to the feed-in tariff

In order to be entitled to obtain the feed-in tariff of RD 1578/2008 any PV solar project (regardless of its type) shall be recorded with the Pre-Assignation Registry which is managed by the Spanish Ministry of Industry, Tourism and Commerce, or MITYC. The registration in the Pre-assignation Registry does not eliminate the mandatory registration of the relevant PV solar plant in the Administrative Registry of Installations under the Special Regime, or RIPRE.

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

Pursuant to Article 1 of RD-L 2/2013, the IPC of reference shall be the IPC calculated on constant taxes and without considering non-processed foods and energy (before the entry into force of RD-L 2/2013, the IPC of reference was the general IPC).

The last update of the feed-in tariff for PV Solar plants under RD 661/2007 was adopted by means of Order ITC/3519/2009 of December 28, 2009.

New taxation of the feed in tariff

The Spanish Parliament has recently enacted the Spanish Law 15/2012, dated December 27, 2012, or Law 15/2012, on fiscal measures for the sustainability of the energy sector, which entered into force on January 1, 2013.

Law 15/2012 sets forth a new tax on energy generation with the following criteria:

(a)	Taxable event: generation of electric energy and its transmission to the grid;

(b)	Taxable income: total amount received in terms of feed in tariff;

(c)	Tax rate: 7%;

(d)	Taxpayer: titleholder of the taxable event, i.e., the person which is entitled to generate electric energy and transfer such energy to the grid;

(e)	Tax period and accruing: the tax period is the natural year and the tax is accrued each December 31;

(f)
Tax payment terms: the taxpayers are obliged to issue a final self-settlement of the tax amount and to pay such amount within the following month of November as from the accruing of the tax. Therefore, the first self-settlement and payment shall be satisfied during November 2013; and

(g)
Interim tax payments: the taxpayers are also required to transfer interim tax payments to the account of the final self-settlement within the first twenty calendar days of May, September, November and February of the following year, and corresponding to the periods of three, six, nine and twelve months of each year, respectively, and in accordance with the rules to be issued by the Ministry of Treasury and Public Bodies.

General licensing procedure for PV Solar plants in the region of Andalusia

The inclusion of a PV Solar plant in the Special Regime implies that the PV Solar plant is prima facie entitled to receive the economic benefits of the Special Regime, as its main characteristics fulfill the legal requirements set-forth in Article 27 of Law 54/1997 of November 27, 1997 on the Electricity Sector, or Law 54/1997. The Resolution in which the PV Solar plant is included in the Special Regime is to be granted by the Regional Energy Department.

Bank Guarantee

Pursuant to Section 7 of Regional Decree 50/2008 of February 19, 2008, regulating the administrative procedures of PV Solar plants to be located in he Autonomous Region of Andalusia, or Decree 50/2008, enacted in accordance to section 66 bis of Royal Decree 1955/2000, of December 1, 2000, regulating the transmission, distribution, trading and supply activities and authorisation procedures for electrical power facilities, a bank guarantee in benefit of the Regional Economy and Finance Department of a total amount equivalent to Euro 500 per kW of installed capacity is required to secure the connection point of a PV solar plant to the power grid during the licensing procedure.

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

Additionally, Spanish Royal Decree-law 29/2012, dated December 28, 2012, or RD-L 29/2012, which deals with several measures in the fields of employment, social welfare and economy, sets forth in its Article 8 a new provision related with the loss of the feed in tariff in the event of PV plants which were not duly concluded by the maximum term for Final Registration of the PV plants in RIPRE. Pursuant to Article 8 of RD-L 29/2012, a PV installation shall be deemed as duly concluded by the maximum term for Final Registration of the PV installation in RIPRE in the following cases:

(a)	When all the necessary evacuation facilities (e.g. aerial or subterranean lines, transformation centers, etc.) are fully executed and commissioned;

(b)	When all the equipment for the generation of electricity are fully executed and commissioned; and

(c)	When the whole solar field is duly executed and commissioned.

In the event a PV plant does not meet any of the above mentioned conditions, the titleholder of the PV plant may lose its right to the feed in tariff and thus to sell the power output under the Special Regime, but it will remain entitled to sell the generated energy under the ordinary regime and therefore under market prices.

Likewise, following the adoption of Article 8 of RD-L 29/2012, any equipment of the PV plant whatsoever (i) not expressly foreseen in the execution project approved and taken into consideration for the Official Commissioning Record (“acta de puesta en servicio”) and (ii) not covered by the granting of an authorization for amendment of the execution project before the relevant Public Authority, shall not be considered as part of the PV plant and therefore shall not be entitled to the feed in tariff. In such cases, the energy generated by means of the relevant equipment of the PV plants shall be paid in market prices.

In either case, any measures taken by the Public Authorities shall be preceded by an official inspection by the National Energy Commission (Comisión Nacional de Energía) and the issuance of an administrative procedure by the Spanish National Directorate-General of Energy Policy and Mines (Dirección General de Política Energética y Minas) in which the titleholder of the PV plant shall be entitled to make statements or address written pleadings.

Rinconada II

Rinconada II is fully commissioned and is currently entitled to receive a feed-in tariff of 30.71893 c€/kWh, corresponding to the second quarter of year 2009 of the Pre-assignation Registry, in exchange for the electricity produced, limited to a total amount of 1,632 equivalent hours of production, during the first 30 year of its operation. Rinconada II has been awarded with all the permits and licenses required to its construction and exploitation.

The new tax on energy generation set forth in Law 15/2012 is fully applicable to Rinconada II. The taxpayers are Ellomay Spain, S.L. and the 21 Spanish affiliates entirely owned by Ellomay Spain, S.L.

Our Holdings in Dori Energy

General

U. Dori Energy Infrastructures Ltd., or Dori Energy, is an Israeli private company in which we hold 40%. The remaining 60% are held by U. Dori Group Ltd., or the Dori Group. Dori Energy's main asset is its holdings of 18.75% of Dorad.

Our Investment in Dori Energy

On November 25, 2010, Ellomay Clean Energy Ltd., or Ellomay Energy, our wholly-owned subsidiary, entered into an Investment Agreement, or the Dori Investment Agreement, with the Dori Group and Dori Energy, with respect to an investment by Ellomay Energy in Dori Energy. Pursuant to the terms of the Dori Investment Agreement Ellomay Energy invested a total amount of NIS 50 million (approximately $14.1 million) in Dori Energy, and received a 40% stake in Dori Energy’s share capital. The transaction contemplated by the Dori Investment Agreement, or the Dori Investment, was consummated on January 27, 2011, or the Dori Closing Date. Following the Dori Closing Date, the holdings of Ellomay Energy in Dori Energy were transferred to Ellomay Clean Energy Limited Partnership, or Ellomay Energy LP, an Israeli limited partnership whose general partner is Ellomay Energy and whose sole limited partner is us. Ellomay Energy LP replaced Ellomay Energy with respect to the Dori Investment Agreement and the Dori SHA.

Ellomay Energy was also granted an option to acquire additional shares of Dori Energy, or the Dori Option, which, if exercised, will increase Ellomay Energy’s percentage holding in Dori Energy to 49% and, subject to the obtainment of certain regulatory approvals – to 50%. The original terms of the Dori Option provided for an exercise price of NIS 2.5 million for each 1% of Dori Energy's issued and outstanding share capital and for an exercise period for the first tranche of the Dori Option, applicable to 9% of Dori Energy's issued and outstanding share capital, or the First Tranche, commencing on the Dori Closing Date and ending six (6) months after the completion and delivery of the Dorad Project. Subject to the full exercise of the First Tranche, the second tranche of the Option, applicable to an additional 1% of Dori Energy's issued and outstanding share capital (on a fully diluted basis), is exercisable commencing six (6) months after the completion and delivery of the Dorad Project and ending twenty four (24) months thereafter.

On October 24, 2012 the parties to the Dori Investment Agreement executed an addendum to the Dori Investment Agreement, or the Dori Addendum. The Dori Addendum updated the terms of the Dori Option as follows: (i) the exercise period for the First Tranche was extended so that the period will end twelve (12) months following the completion and delivery of the Dorad Project, and (ii) the exercise price of the Dori Option (for both tranches) was reduced to NIS 2.4 million for each 1% of Dori Energy's issued and outstanding share capital (on a fully diluted basis). The other terms of the Dori Option remained unchanged. The Dori Addendum further updated the undertaking of Dori Energy's shareholders in connection with the financing of investments in Dorad by clarifying that in the event Dori Energy does not obtain outside financing, each of Dori Group and Ellomay Energy LP will invest its share of the required amounts, pro rata to their holdings in Dori Energy, replacing the Dori Group's undertaking to provide debt financing to Dori Energy in the event Dori Energy does not obtain outside financing.

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

Dori Energy LP’s representative on Dorad’s board of directors is currently Mr. Hemi Raphael, who is also a member of our Board of Directors. To date, Ellomay Energy extended a total shareholders loan to Dori Energy in the amount of approximately $6.7 million.

The Dorad Project

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

Dorad has entered into a credit facility agreement with a consortium lead by Bank Hapoalim Ltd., and financial closing of the Dorad Project was reached on January 27, 2011.

The Dorad power plant is currently under construction and is expected to commence operations in December 2013. The Dorad power plant will be a bi-fuel plant, using natural gas as the main fuel and diesel oil in the event of an emergency.

The Israeli Electricity Market

The Israeli electricity market is dominated by the IEI, which manufactures and sells almost all of the electricity consumed in Israel and by the Palestinian Authority and had an installed capacity of 12,785 MW as of December 31, 2011. In recent years, various private manufacturers received energy production licenses from the Public Utilities Authority – Electricity. These private manufacturers include, among others, OPC, which is expected to have a production capacity of approximately 440 MW, and Dalia Power Energies Ltd., which is expected to have a production capacity of approximately 870 MW. Both OPC and Dalia Power have not commenced operations as of December 31, 2012.

Prospective Customers

Based on information received from Dorad, Dorad entered into long term (between 10-15 years) electricity supply agreements with various end-users for an aggregate of 650 MW. Some of these agreements are still subject to the approval of Dorad’s financing consortium. The end-users include the Israeli Ministry of Defense, food manufacturers (Ossem and Strauss), hotel chains (Isrotel and Fattal), and others.

Sources and Availability of Raw Materials for the Operations of the Dorad Power Plant

Agreement with EMG

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

Based on information provided to Dori Energy by Dorad, on April 22, 2012 Dorad received a letter from EMG indicating that on April 19, 2012 the Egyptian energy companies with which EMG entered into a Gas Supply and Purchase Agreement, or GSPA (Egyptian General Petroleum Corporation and Egyptian Natural Gas Holding Company, or, together, the Egyptian Gas Companies), delivered a notice to EMG purporting to terminate their agreement with EMG and on June 21, 2012 an additional letter from EMG was received indicating that while the termination attempt of the GSPA was unlawful and in bad faith, on May 9, 2012, EMG found itself with little practical alternative but to accept the Egyptian Gas Companies’ repudiation of the GSPA, resulting in the termination of the GSPA at common law. Such additional letter from EMG further indicated that EMG continues to explore the possibility of alternative gas supply as a result of the aforementioned termination of the GSPA. Further to the these events, Dorad notified EMG, in a letter of which copy was delivered to us on August 6, 2012, that the natural gas delivery agreement dated December 12, 2007 (as amended) by and between Dorad and EMG has been terminated with immediate effect and demanded that EMG shall refund the $3 million advance payments made by Dorad, in addition to interest accrued thereon, and shall compensate Dorad for its losses arising from the breaches of the aforesaid agreement. Our share in this amount was recorded as a loss as of December 31, 2012.

Agreement with Tamar

On October 15, 2012, Dorad entered into the Tamar Agreement. Pursuant to the information received from Dorad, subject to the fulfillment of certain conditions precedent that are set forth in the Tamar Agreement, Dorad will purchase natural gas from Tamar for purposes of operating the Dorad power plant and the main terms of the Tamar Agreement are as follows:

●           Tamar has committed to supply natural gas to Dorad in an aggregate quantity of up to approximately 11.2 billion cubic meters (BCM), or the Total Contract Quantity, in accordance with the conditions set forth in the Tamar Agreement.

●           The Tamar Agreement will terminate on the earlier to occur of: (i) sixteen (16) years following the commencement of delivery of natural gas to the Dorad power plant or (ii) the date on which Dorad will consume the Total Contract Quantity in its entirety. Each of the parties to the Tamar Agreement has the right to extend the Tamar Agreement until the earlier of: (i) an additional year provided certain conditions set forth in the Tamar Agreement were met, or (ii) the date upon which Dorad consumes the Total Contract Quantity in its entirety.

●           Dorad has committed to purchase or pay for (“take or pay”) a minimum annual quantity of natural gas in a scope and in accordance with a mechanism set forth in the Tamar Agreement.

●           The Tamar Agreement grants Dorad the option to reduce the minimum annual quantity so that it will not exceed 50% of the average annual gas quantity that Dorad will actually consume in the three years preceding the notice of exercise of the option, subject to adjustments set forth in the Tamar Agreement. The reduction of the minimum annual quantity will be followed by a reduction of the other contractual quantities set forth in the Tamar Agreement. The option described herein is exercisable during the period commencing as of the later of: (i) the end of the fifth year after the commencement of delivery of natural gas to Dorad in accordance with the Tamar Agreement or (ii) January 1, 2018, and ending on the later of: (i) the end of the seventh year after the commencement of delivery of natural gas to Dorad in accordance with the Tamar Agreement or (ii) December 31, 2020. In the event Dorad exercises this option, the quantity will be reduced at the end of a one year period from the date of the notice and until the termination of the Tamar Agreement.

●           During an interim period, that will commence upon the fulfillment of conditions set forth in the Tamar Agreement, or the Interim Period, the natural gas supply to Dorad will be subject to the quantities of natural gas available to Tamar at the time following the supply of natural gas to customers of the “Yam Tethys” project and other customers of Tamar that have executed natural gas supply agreements with Tamar prior to the execution of the Tamar Agreement. The Interim Period will end after (and to the extent) Tamar completes a project to expand the supply capacity of the natural gas treatment and transmission system from Tamar, expected to be completed by January 2016, subject to the fulfillment of conditions set forth in the Tamar Agreement, or the Expansion Project. In the event the conditions for the completion of the Expansion Project are not fulfilled, or the Expansion Project is not completed by the dates set forth in the Agreement, Dorad shall be entitled to terminate the Tamar Agreement. Upon completion of the Expansion Project, the minimum capacity set forth in the Tamar Agreement will increase and the Total Contract Quantity will increase respectively up to approximately 13.2 BCM.

●           The natural gas price set forth in the Tamar Agreement is linked to the rate of electricity production as determined from time to time by the Israeli Public Utility Authority – Electricity, which includes a “floor price.”

●           As set forth in the notice received from Dorad, Dorad estimates that the aggregate value of the Tamar Agreement (based on its assessment of the gas prices, after the linkage pursuant to the formula set forth in the Tamar Agreement, and of the quantity of natural gas that will be acquired over the term of the Agreement) may amount to approximately US$3.5 billion, assuming that the Total Contract Quantity will be increased to approximately 13.2 BCM and assuming that the option for the reduction of the minimum gas quantities as set forth above will not be exercised by Dorad. The actual value will depend on various factors, including the quantity of natural gas actually purchased and the electricity production rates and accordingly there can be no assurance as to the aggregate value of the Tamar Agreement.

●           Dorad may be required to provide Tamar with guarantees or securities in the amounts and subject to the conditions set forth in the Agreement.

●           The Tamar Agreement includes additional provisions and undertakings as customary in agreements of this type such as compensation mechanisms in the event of shortage in supply, the quality of the natural gas, limitation of liability, etc.

The Tamar Agreement includes several conditions precedent mainly relating to the receipt of approval from the Israeli Public Utility Authority – Electricity, the receipt of approval from the Israeli Antitrust Authority and the receipt of approval from Dorad’s financing entities.

Material Effects of Government Regulations on Dorad’s Operations

The regulatory framework applicable to the production of electricity by the private sector in Israel is provided under the Israeli Electricity Sector Law, 1996, or  the Electricity Law, and the regulations promulgated thereunder, including the Electricity Market Regulations (Terms and procedures for the granting of a license and the duties of the Licensee), 1997, the Electricity Market Principles (Transactions with the supplier of an essential service), 2000, and the Electricity Market Regulations (Conventional Private Electricity Manufacturer), 2005. In addition, standards, guidelines and other instructions published by the Israeli Public Utilities Authority – Electricity (established pursuant to Section 21 of the Electricity Law, or the Authority) and\or by the Israeli Electric Company also apply to the production of electricity by the private sector in Israel.

In February 2010, the Authority granted Dorad a Conditional License, as defined by the Electricity Market Regulations (Conventional Private Electricity Manufacturer), 2005, or the Conditional License) for the construction of a natural gas (and alternative fuel for back up purposes) operated power plant in Ashkelon, Israel for the production of electricity, with an installed production capacity of 760-850 MWp. The Conditional License includes several conditions precedent to the entitlement of the holder of the Conditional License to produce and sell electricity to the Israeli Electric Company. The Conditional License shall be valid for a period of fifty four (54) months commencing from the date of its approval by the Israeli Minister of National Infrastructures, subject to compliance, by Dorad, with the milestones set forth therein, and the other provisions set forth therein. If Dorad shall comply with all the conditions and meet all the milestones, as detailed in the Conditional License, it is expected to be granted with a permanent electricity production license under the Conditional License. In September 2010, Dorad received a draft approval of conditional tariffs from the Authority that sets forth the tariffs applicable to the Dorad Project throughout the period of its operation.

        In addition, in July 2009, the Licensing Authority of the National Planning and Construction Board for National Infrastructure established pursuant to the Israeli Zoning and Construction Law, 1996, or the Construction Law, granted a building permit with respect to the Dorad Project (Building License No. 2-01-2008), as required pursuant to the Construction Law.

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

We do not believe that our current asset structure results in our being deemed to be an “investment company,” as we control the Italian PV Plants via wholly-owned subsidiaries and Rinconada II through an 85% held subsidiary and the current fair value of our short-term deposits and holdings in Dori Energy do not in our judgment exceed 40% of our aggregate assets, excluding our assets held in cash and cash equivalents. If we were deemed to be an “investment company,” we would not be permitted to register under the Investment Company Act without an order from the SEC permitting us to register because we are incorporated outside of the United States and, prior to being permitted to register, we would not be permitted to publicly offer or promote our securities in the United States. Even if we were permitted to register, it would subject us to additional commitments and regulatory compliance. Investments in cash and cash equivalents or in other assets that are not deemed to be “investment securities” might not be as favorable to us as other investments we might make if we were not potentially subject to regulation under the Investment Company Act. We seek to conduct our operations, including by way of investing our cash and cash equivalents, to the extent possible, so as not to become subject to regulation under the Investment Company Act. In addition, because we are actively engaged in exploring and considering strategic investments and business opportunities, and in fact have entered the Italian and Spanish photovoltaic power plants markets through controlling

Shell Company Status

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

Agreements in the Israeli Oil and Gas Sector

Adira Farm-out Agreement in connection with the Yitzchak License

On December 5, 2011 Ellomay Oil and Gas 2011 LP, or Ellomay Oil and Gas, a limited partnership whose general partner is a wholly-owned subsidiary of Ellomay, entered into the Yitzchak Farm-out Agreement, with Adira for the farm-in of Ellomay Oil and Gas to 20% of the participating interests in the Yitzchak License. The Yitzchak License covers a total area of approximately 127.7 square kilometers (or 31,555 acres) and is in relatively shallow water with depths between 60 and 250 meters.

As published by Adira, simultaneously with the execution of the Yitzchak Farm-out Agreement, Adira entered into a farm-out agreement with the AGR Group, or AGR, to farm-out 5% in the Yitzchak License to AGR as Lead Operator in accordance with Israeli regulations applying to an “Operator” with the continued involvement of Adira as co-operator and formalized a letter of intent with Brownstone Energy Inc., or Brownstone, in respect of the Yitzchak License, enabling the formal registration of Brownstone’s 15% participating interest in the Israeli Petroleum Registry. In October 2012, Adira also published the farm-out of 10% in the Yitzchak License to Tohar Hashemesh Ltd., which is subject to regulatory approvals.

Pursuant to the Yitzchak Farm-out Agreement, at the closing of the transactions contemplated by the Farm-out Agreement, Ellomay Oil and Gas will reimburse Adira for its proportionate share of the costs incurred by Adira to date of closing plus interest of LIBOR + 1%. This amount is currently expected to be approximately US$320,000. Ellomay Oil and Gas will also pay Adira a 3% overriding royalty interest, or ORRI, on Ellomay Oil and Gas’s share of revenues from sold petroleum until repayment of Ellomay Oil and Gas’s expenditures in the work program plus interest of LIBOR + 1%, and 4.5% ORRI following such repayment.

In addition, each of Ellomay Oil and Gas and the other holders of the participating interests in the License is required to bear and pay its respective share of all of the expenditures approved in relation to the License and to bear and pay its share of the carried interest with respect to AGR’s 5% participating interest (such payments will be reimbursed to Ellomay Oil and Gas by AGR from its proceeds for oil and gas attributed to its interest in the Yitzchak License).

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

The transaction contemplated by the Yitzchak Farm-out Agreement was consummated on January 9, 2012. The holders of the Yitzchak License executed a Joint Operating Agreement, or the Yitzchak JOA, in September 2012. The Yitzhak JOA provides that we may, until we have invested an amount of $2 million, reduce our investments and thereby reduce our holdings in the Yitzchak license. To date, we funded approximately $554,000, which only represents 10% of the total cash calls to the partners in the Yitzhak license expenses. We expect to continue to assess the status of the Yitchak project and determine the extent of future funding according to our business assessments. Therefore, we do not believe that our involvement with the Yitzchak Licenses is material to us as of the date of filing of this annual report.

Delek Farmout Agreements

On February 22, 2011, or the Licenses Effective Date, we entered into two Farmout Agreements, or the Delek Farmout Agreements, contemplating the acquisition of participating interests in four exploration licenses, or the Exploration Licenses, as follows: (i) a Farmout Agreement among Delek Drilling Limited Partnership, or Delek, Avner Oil Exploration Limited Partnership, or Avner, and us contemplating the acquisition by us of 10% of the participating interests in each of the “337/Aviah” and “338/Qeren” drilling licenses, or, respectively, the Aviah License and the Qeren License; and (ii) a Farmout Agreement among Delek, Avenr, Noble Energy Mediterranean Ltd., or Noble, and us contemplating the acquisition by us of 15% of the participating interests in each of the “Ruth D” and “Alon E” drilling licenses, or, respectively, the Ruth License and the Alon License (the transferors of the participating interests are referred to herein as Farmors and the transferees of the participating interests are referred to herein as Farmees).

The consideration that we anticipated paying in connection with the acquisition of the participating interests was an aggregate of approximately $710,000 as reimbursement for past expenditures incurred by the Farmors in connection with operations under the Exploration Licenses until the Licenses Effective Date (which does not include reimbursement of additional expenses that were to be billed to us during the period between the Licenses Effective Date and the closing of the transactions contemplated by the Delek Farmout Agreements). In connection with the Delek Farmout Agreements, we also entered into Overriding Royalty Deeds with the Farmors, providing them with an aggregate overriding royalty interest of 3% of the participating interest per each Exploration License, we granted to each of the Farmors a one-time option to convert part or all of their participating interests in any of the Exploration Licenses, but not more than 3.33% in aggregate with respect to the Aviah License and the Qeren License and 15% in the aggregate with respect to the Ruth License and Alon License, into overriding royalty interests and we entered into Joint Operating Agreements, or JOAs, with the other holders of the Aviah License and Qeren License, and with ATP Oil & Gas Corporation (NASDAQ: ATPG) as operator and into novation agreements related to the Ruth License and Alon License, under which we joined the existing JOAs among the Farmors and Noble as operator.

The transactions contemplated by the Delek Farmout Agreements were not consummated to date. In December 2011, the Israeli Petroleum Commissioner published its decision not to extend the terms of the Aviah License, the Qeren License, the Ruth License and the Alon License and all four licenses have expired and the Petroleum Commissioner announced that they will not be renewed. The current owners of these licenses have announced that they are considering taking legal action in connection with the termination of the licenses but we cannot at this stage estimate or foresee which actions will be taken by the current owners of these licenses as a result of such decision, if any, and what effect these actions will have on the likelihood of the consummation of the transactions. As these transactions were not consummated, as of March 1, 2013, we made no expenditures in connection with these licenses. Therefore, we do not believe that our current involvement with these licenses is material to us as of the date of filing of this annual report.

C.           Organizational Structure

Our Italian PV Plants are held by the following Italian companies, wholly-owned by Ellomay Luxembourg Holdings S.àr.l. (a Luxemburg company), which, in turn, is wholly-owned by us: (i) Ellomay PV One S.r.l., (ii) Ellomay PV Two S.r.l., (iii) Ellomay PV Five S.r.l., (iv) Ellomay PV Six S.r.l., (v) Ellomay PV Seven S.r.l (formerly Energy Resources Galatina S.r.l.), (vi) Pedale S.r.l., (vii) Luma Solar S.r.l. and (viii) Murgia Solar S.r.l. Our Spanish PV Plant is held by Ellomay Spain S.L., a Spanish company 85% owned by Ellomay Luxemburg. Ellomay Spain owns 21 Spanish companies, each holding a 90 kW solar installation portion of the Riconada II, the first named Energía Solar Fotovoltaica Parque 15, S.L. and the others bear a similar name with references to different numbers (16-34 and 69).

Our holdings in Dori Energy are held by Ellomay Clean Energy Limited Partnership, an Israeli limited partnership whose general partner is Ellomay Clean Energy Ltd., a company incorporated under the laws of the State of Israel wholly-owned by us.

D.           Property, Plants and Equipment

Our office space of approximately 306 square meters is located in Tel Aviv, Israel. This lease was due to expire in April 2013 and we extended it by an additional year until April 2014. We have additional options to extend the lease until April 2016. We sub-lease a small part of our office space to a company controlled by Mr. Shlomo Nehama, at a price per square meter based on the price that we pay under our leases. This sub-lease agreement was approved by our Board of Directors.

The PV Plants are located in Italy and in Spain. Pursuant to the building right agreements executed by our subsidiaries that are PV Principals in connection with the PV Plants, our subsidiaries own the PV Plants and received the right to maintain the PV Plant on the land on which they are located, or the Lands). The ownership of the Lands remains with the relevant owners of the Lands who are the grantors of the building rights under the respective building right agreements. In the case of the Galatina Plant our subsidiary owns the land on which the PV Plant is built. The following table provides information with respect to the Lands and the PV Plants:

PV Plant	Size of Property	Location	Owners of the PV Plants/Lands

“Troia 8”	2.42.15 hectares	Province of Foggia, Municipality of Troia, Puglia region	PV Plant owned by Leasint and leased to Ellomay Six S.r.l. / Building right granted to Ellomay PV Six S.r.l. from owners

“Troia 9”	2.39.23 hectares	Province of Foggia, Municipality of Troia, Puglia region	PV Plant owned by Leasint and leased to Ellomay Five S.r.l. / Building right granted to Ellomay PV Five S.r.l. from owners

“Del Bianco”	2.44.96 hectares	Province of Macerata, Municipality of Cingoli, Marche region	PV Plant owned by Ellomay PV One S.r.l./ Building right granted to Ellomay PV One S.r.l. from owners

“Giaché”	3.87.00 hectares	Province of Ancona, Municipality of Filotrano, Marche region	PV Plant owned by Ellomay PV Two S.r.l. / Building right granted to Ellomay PV Two S.r.l. from owners

PV Plant	Size of Property	Location	Owners of the PV Plants/Lands

“Costantini”	2.25.76 hectares	Province of Ancona, Municipality of Senigallia, Marche region	PV Plant owned by Ellomay PV One S.r.l. / Building right granted to Ellomay PV One S.r.l. from owners

“Massaccesi”	3,60,60 hectares	Province of Ancona, Municipality of Arcevia, Marche region	PV Plant owned by Ellomay PV Two S.r.l. / Building right granted to Ellomay PV Two S.r.l. from owners

“Galatina”	4.00.00 hectares	Province of Lecce, Municipality of Galatina, Puglia region	PV Plant and Land owned by Energy Resources Galatina S.r.l.

“Pedale (Corato)”	13.59.52 hectares	Province of Bari, Municipality of Corato, Puglia region	Building Right granted to Pedale S.r.l. that will own the PV Plant once constructed/ Land held by owners and leased to Pedale S.r.l.

“Acquafresca”	3.38.26 hectares	Province of Barletta-Trani, Municipality of Minervino Murge, Puglia region	Building Right granted to Murgia Solar S.r.l. owns the PV Plant. Land held by owners and leased to Murgia Solar S.r.l.

“D‘Angella”	3.79.570 hectares	Province of Barletta-Trani, Municipality of Minervino Murge, Puglia region	Building Right granted to Luma Solar S.r.l. that owns the PV Plant. Land held by owners and leased to Luma Solar S.r.l.

“Rinconada II”1	81,103 m²	Municipality of Córdoba, Andalusia, Spain	Building Right granted to Ellomay Spain S.L. that owns the PV Plant. Land held by owners and leased to Ellomay Spain S.L.
____________________________
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

As we have commenced acquiring new operations in March 2010, our Italian PV Plants began operations during 2011 and we acquired 85% of the Riconada II PV Plant in Spain during 2012, the data presented in our consolidated financial statements and in our discussion below are not indicative of our future operating results or financial position.

A.           Operating Results

General

We are involved in the production of renewable energy through our ownership of the PV Plants in Italy and Spain. As of March 1, 2013, all of our PV Plants, with an aggregate capacity of approximately 10.8 MWp in Italy and of approximately 2.275 MWp in Spain (owned by an 85% held subsidiary), are connected to the applicable national grid and operating. In addition, we recently executed a binding letter of intent for the acquisition of shares of Italian companies that hold photovoltaic plants located in the Veneto Region of Italy with an aggregate capacity of approximately 12MWp but have not executed the definitive agreements yet and therefore have not consummated this transaction as of March 1, 2013. We also made several investments in Israel, mainly in the energy manufacturing and energy related field. See “Item 4.A: History and Development of Ellomay” and “Item 4.B: Business Overview” for more information.

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

The sale of our wide-format printing business to Hewlett-Packard Company, and several of its subsidiaries, was consummated on February 29, 2008. The aggregate consideration in connection with the HP Transaction amounted to $122.6 million. Of the total consideration, $0.5 million was withheld in connection with the obligation of one our subsidiaries that were sold to HP with respect to the government grants and $14.5 million was deposited into an escrow account to secure our indemnity obligations. Following the submission of the claims and responses and negotiations between us and HP in connection with the funds deposited in the escrow account, we executed a settlement agreement with HP on July 27, 2010 and received approximately $7.2 million (plus accrued interest) out of the $14.5 million that were deposited in the escrow account and the $0.5 million that were previously withheld.

Adoption of IFRS

We adopted IFRS as issued by the IASB in 2010. Our transition date to IFRS under First Time Adoption of International Financial Reporting Standards was January 1, 2009.

Critical Accounting Policies and Estimates

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

Legal claims

When assessing the possible outcomes of legal claims that were filed against us and our subsidiaries, we and our subsidiaries relied on the assessments of our legal counsel. The assessments of our legal counsel are based on the best of their professional judgment, and take into consideration the current stage of the proceedings and the legal experience accumulated with respect to the various matters. As the results of the claims will ultimately be determined by the courts, they may be different from such assessments.

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

Fair value measurement of non-trading derivatives

Within the scope of the valuation of derivative not traded on an active market, we make assumptions about unobserved data using valuation model.

Results of Operations

On June 9, 2011, we effected a one-for-ten reverse share split. All share and per share data for periods prior to that date have been retroactively adjusted to reflect this reverse share split.

Year Ended December 31, 2012 Compared with Year Ended December 31, 2011

Revenues were approximately $8.9 million for the year ended December 31, 2012, compared to $6.1 million for the year ended December 31, 2011. Operating expenses were approximately $2 million for the year ended December 31, 2012, compared to $1.4 million for the year ended December 31, 2011. Depreciation expenses were approximately $2.7 million for the year ended December 31, 2012, compared to $1.8 million for the year ended December 31, 2011. These increases resulted from the operations of our Italian PV Plants that were connected to the Italian national grid during the six months ended June 30, 2011 and the operations of our Spanish PV Plant acquired on July 1, 2012.

General and administrative expenses were approximately $3.1 million for each of the years ended December 31, 2012 and December 31, 2011. General and administrative expenses for the year ended December 31, 2012 include a disposal of fixed assets due to theft and damages to components of two of our PV Plants and income from insurance policies in connection with these events.

Capital loss was approximately $0.4 million for the year ended December 31, 2012, compared to $0 for the year ended December 31, 2011. The Capital loss recorded during 2012 is mainly attributable to the sale of holdings in connection with an MVNO project we decided not to continue holding and to the impairment of our investment in the Yitzhak License.

Financing income was approximately $0.7 million in the year ended December 31, 2012, compared to approximately $2 million in the year ended December 31, 2011. This decrease in financing income was mainly attributable to gain from exchange rate differences net that were recognized in 2011.

Financing expenses were approximately $4.3 million in the year ended December 31, 2012, compared to approximately $3.2 million in the year ended December 31, 2011. This increase in financing expenses was mainly attributable to increased expenses from exchange rate differences in 2012 on cash and cash equivalents and short-term bank loans denominated in foreign currencies and to the interest expenses on our short-term loans and borrowings, financial lease obligations and long-term bank loans.

Share of losses of equity accounted investees was approximately $0.2 million in the year ended December 31, 2012, compared to approximately $0.6 million in the year ended December 31, 2011. This decrease was primarily due to the sale of our holdings in connection with an MVNO project we decided not to continue holding.

Tax benefit was approximately $1 million in each of the years ended December 31, 2012 and December 31, 2011. Tax benefit for the year ended December 31, 2012 is mainly attributable to reversal of tax provisions made in prior years.

Loss attributable to non-controlling interests was approximately $20,000 in the year ended December 31, 2012, compared to $0 loss in the year ended December 31, 2011. This increase was primarily due to the operations of our Spanish PV Plant acquired on July 1, 2012.

Other comprehensive income from foreign currency translation differences from foreign operation were approximately $1.6 million in the year ended December 31, 2012, compared to a loss of approximately $3.7 million in the year ended December 31, 2011. The changes for the years ended December 31, 2012 and December 31, 2011 were primarily due to the operations of our Italian and Spanish PV Plants and our investment in Dori Energy. Loss from foreign currency translation differences in 2011 resulted from the devaluation of the Euro against the U.S. dollar, and in connection with the closing of our investment in Dori Energy in January 2011 resulting from the devaluation of the NIS against the U.S. dollar. Income from foreign currency translation differences in the year ended December 31, 2012 resulted from the revaluation of the Euro against the U.S. dollar and the revaluation of the NIS against the U.S. dollar during 2012. Appreciation of the Euro against the U.S. dollar was approximately 2% during 2012, compared to a devaluation of the Euro against the U.S. dollar of approximately 3.2% during 2011. During 2012 the appreciation of the NIS against the U.S. dollar was approximately 2.3%, compared to a depreciation of the NIS against the U.S. dollar of approximately 7.1% during 2011.

Our total comprehensive loss for the year ended December 31, 2012 was approximately $0.5 million, compared to a loss of approximately $4.7 million in the year ended December 31, 2011. The net loss for the year ended December 31, 2012 was primarily due to the fair value measurement of swap contracts, partially offset by foreign currency translation differences.

Year Ended December 31, 2011 Compared with Year Ended December 31, 2010

Revenues were approximately $6.1 million for the year ended December 31, 2011, compared to $0 for the year ended December 31, 2010. Operating expenses were approximately $3.2 million for the year ended December 31, 2011, compared to $0 for the year ended December 31, 2010. This increase was due to the commencement of operations of our Italian PV Plants subsequent to January 1, 2011.

General and administrative expenses were approximately $3.1 million for the year ended December 31, 2011, compared to approximately $3.2 million for the year ended December 31, 2010. This decrease was primarily due to decreased due diligence related expenses as a result of our increased knowledge in the Italian PV market and less due diligence processes that did not mature into transactions.

Financing expenses, net were approximately $1.2 million in the year ended December 31, 2011. Financial income, net was approximately $1.4 million in the year ended December 31, 2010. This increase in financing expenses was mainly attributable to the fair value measurement of swap contracts and option to purchase additional shares of Dori Energy and to the interest expenses on our short-term loans and borrowings, financial lease obligations and long-term bank loans.

Share of losses of equity accounted investees was approximately $0.6 million in the year ended December 31, 2011, compared to approximately $70,000 in the year ended December 31, 2010. This increase was due to the closing of our investment in Dori Energy in January 2011.

Tax benefit was approximately $1 million in the year ended December 31, 2011, compared to approximately $40,000 in the year ended December 31, 2010.  The tax benefit during the year ended December 31, 2011 is primarily attributable to tax assessments that have reached their statute of limitation decreasing the amount of unrecognized tax benefit.

Profit from discontinued operations was $0 for the year ended December 31, 2011, compared to approximately $7 million for the year ended December 31, 2010.  The income in the year ended December 31, 2010 was due to the release of funds from the escrow account in connection with the HP Transaction, net of related expenses.

Other comprehensive loss from foreign currency translation differences from foreign operation were approximately $3.7 million in the year ended December 31, 2011, compared to approximately $0.2 million income in the year ended December 31, 2010. The loss for the year ended December 31, 2011 was primarily due to our operations in the Italian PV field and resulted from the devaluation of the Euro against the U.S. dollar and due to the closing of our investment in Dori Energy in January 2011 resulting from the appreciation of the NIS against the U.S. dollar. The income for the year ended December 31, 2010 was primarily due to our operations in the Italian PV field and resulted from the appreciation of the Euro against the U.S. dollar. During the year ended December 31, 2011, the devaluation of the Euro against the U.S. dollar was approximately 3.2% compared to appreciation of approximately 7.7% during the period since the beginning of our operations in the Italian PV field during 2010 and until December 31, 2010. During 2011 the depreciation of the NIS against the U.S. dollar was approximately 7.1%, compared to an appreciation of the NIS against the U.S. dollar of approximately 6.4% during 2010.

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

Impact of Inflation and Fluctuation of Currencies

The annual rate of inflation in Israel was 2.7% in the year ended December 31, 2010, it decreased to 2.6% in the year ended December 31, 2011 and further decreased to 1.6% in the year ended December 31, 2012.

 Substantially all of our cash and cash equivalents and short-term deposits are held in US$. We currently conduct our business in Italy, Spain and in Israel and a significant portion of our expenses is in Euro and NIS. We therefore are affected by changes in the prevailing Euro/U.S. dollar and NIS/U.S. dollar exchange rates. We cannot predict the rate of appreciation/depreciation of the NIS or the Euro against the U.S. dollar in the future, and whether these changes will have a material adverse effect on our finances and operations.

The table below set forth the annual rates of appreciation (or depreciation) of the NIS against the U.S. dollar and of the U.S. dollar against the Euro.

	Year ended December 31,
	2012	2011	2010

Appreciation (Depreciation) of the NIS against the U.S. dollar	2.3%	(7.1)%	6.4%

Appreciation (Depreciation) of the Euro against the U.S. dollar	2%	(3.2)%	(7.4)%

The representative dollar exchange rate was Euro 1.33 for one U.S. dollar on December 31, 2010, Euro 1.29 for one U.S. dollar on December 31, 2011 and Euro 1.32 for one U.S. dollar on December 31, 2012. The average exchange rates for converting the Euro to U.S. dollars during the years ended December 31, 2010, 2011 and 2012 were Euro 1.33, 1.39 and 1.28 for one U.S. dollar, respectively. The exchange rate as of March 1, 2013 was Euro 1.23 for one U.S. dollar.

The representative dollar exchange rate was NIS 3.549 for one U.S. dollar on December 31, 2010, NIS 3.821 for one U.S. dollar on December 31, 2011 and NIS 3.733 for one U.S. dollar on December 31, 2012. The average exchange rates for converting the New Israeli Shekel to U.S. dollars during the years ended December 31, 2010, 2011 and 2012 were NIS 3.733, 3.579 and 3.858 for one U.S. dollar, respectively. The exchange rate as of March 1, 2013 was NIS 3.723 for one U.S. dollar.

Substantially all of our cash and cash equivalents and short-term deposits are held in US$. Therefore, we believe that the currency of the primary economic environment in which we operate is the U.S. dollar. Thus, the U.S. dollar is our reporting and functional currency. However, the functional currency of our Italian and Spanish subsidiaries is the Euro and the functional currency of our investment accounted under the equity method in Israel is the NIS. When a company’s functional currency differs from its parent’s functional currency that entity represents a foreign operation whose financial statements are translated so that they can be included in the consolidated financial statements as follows:

(a)	Assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet.

(b)
Income and expenses for each period presented in the statement of comprehensive income (loss) are translated at average exchange rates for the presented periods; however, if exchange rates fluctuate significantly, income and expenses are translated at the exchange rates at the date of the transactions.

(c)	Share capital, capital reserves and other changes in capital are translated at the exchange rate prevailing at the date of issuance.

(d)
Retained earnings are translated based on the opening balance translated at the exchange rate at that date and other relevant transactions during the period are translated as described in (b) and (c) above.

(e)
All resulting translation differences are recognized as a separate component of other comprehensive income (loss) in equity “adjustments arising from translating financial statement of foreign operations.”

On a total or partial disposal of a foreign operation, the relevant part of the other comprehensive income (loss) is recognized in the statement of comprehensive income (loss).

Intergroup loans for which settlement is neither planned nor likely to occur in the foreseeable future are, in substance, a part of the investment in that foreign operation and are accounted for as part of the investment and the exchange differences arising on these loans are recognized in the same component of equity as discussed in (e) above.

For information concerning hedging transactions entered into in connection with our PV operations in Italy and in Spain, see “Item 11: Quantitative and Qualitative Disclosures About Market Risk.”

Governmental Economic, Fiscal, Monetary or Political Policies or Factors that have or could Materially Affect our Operations or Investments by U.S. Shareholders

Governmental Regulations Affecting the Operations of our PV Plants

Our PV Plants are subject to comprehensive regulation and we sell the electricity produced by our PV Plants for rates determined by governmental legislation and to local governmental entities. Any change in the legislation that affects PV plants such as our PV Plants could materially adversely affect our results of operations. The recent economic crisis in Europe and specifically in Italy and Spain could cause the applicable legislator to reduce benefits provided to operators of PV plants or to revise the Feed-in-Tariff system that currently governs the sale of electricity in Italy and Spain. For more information see “Item 3.D: Risk Factors - Risks Related to the PV Plants” and “Item 4.B: Material Effects of Government Regulations on the PV Plants.”

Effective Israeli Corporate Tax Rate

Israeli companies are generally subject to company tax on their taxable income. The applicable rate was 26% in 2009, 25% in 2010 and 24% in 2011, and was scheduled to be reduced gradually to 18% by 2016. However, due to recent amendments to the Israeli Income Tax Ordinance, the rate commencing January 1, 2012 has been set at 25%.

 As of December 31, 2012, we had tax loss carry-forwards in the amount of approximately NIS 104 million (approximately $28 million). Under current Israeli tax laws, tax loss carry-forwards do not expire and may be offset against future taxable income.

B.           Liquidity and Capital Resources

As of March 1, 2013, we held approximately $31 million in cash and cash equivalents, approximately $3.2 million in short-term restricted cash, approximately $5.3 million in short-term deposits and approximately $3.3 million in long-term restricted cash. The decrease in cash and cash equivalents since December 31, 2012 is mainly attributable to shareholders loans extended to Dori Energy and repayment of loans in connection with our Italian PV Plants.

Although we now hold the aforementioned funds, we may need additional funds if we seek to acquire certain new businesses and operations. If we are unable to raise funds through public or private financing of debt or equity, we will be unable to fund certain business combinations that could ultimately improve our financial results. We cannot ensure that additional financing will be available on commercially reasonable terms or at all.

We entered into the Leasing Agreements with Leasint, the Finance Agreement with Centrobanca and the Loan Agreement with UniCredit in connection with the financing of six of our PV Plants and into the Discount Bank Agreement in connection with the financing of our portion of Dori Energy’s obligations to Dorad (all as defined and more fully described below). We also secured short term bank financing in connection with the financing of our PV operations from Leumi USA. We currently have no commitments for additional financing, however we intend to finance the remainder of our PV Plants and a portion of the consideration for the Veneto PV Plants, subject to the finalization and execution of the Veneto Agreements, by bank loans or other means of financing. For more information see “Item 4.A: Information on Ellomay - History and Development of Ellomay – Recent developments,” in connection with the execution of the binding letter of intent to acquire the Vento PV Plants.

In our opinion, our working capital is sufficient for our present requirements.

We currently invest our excess cash in cash and cash equivalents that are highly liquid and in short term deposits.

At December 31, 2012 we had approximately $33.2 million cash and cash equivalents, compared with approximately $28.9 million of cash and cash equivalents at December 31, 2011 and approximately $76.6 million cash and cash equivalents at December 31, 2010.

As of December 31, 2012, we had recorded commitments for capital expenditures in the amount of approximately $10.9 million for services that were substantially preformed in connection with agreements entered into during 2010 through 2011 (calculated net of penalties due to delay in connection to the national grid of some of the PV Plants accrued by December 31, 2012). We anticipate to use our cash assets and financing from third party financing entities (especially in connection with the financing of our Italian PV Plants) in order to meet such commitments.

We executed several project finance agreements in connection with six of the PV Plants and may in the future exercise additional project finance agreements with respect to one or more of the remaining PV Plants. The following is a brief description of the project finance agreements that exist in connection with several of the PV Plants.

Leasint

On December 31, 2010, Ellomay PV Five S.r.l. and Ellomay PV Six S.r.l., our wholly-owned Italian subsidiaries that are the PV Principal for the Troia 9 and Troia 8 PV Plants, respectively, entered into Financial Leasing Agreements, or the Leasing Agreements, with Leasint S.p.A., or Leasint.

Pursuant to the Leasing Agreements, each of Ellomay PV Five and Ellomay PV Six sold the PV Plants owned by them for an aggregate of Euro 3.795 million before applicable VAT (such amount included payments to the EPC Contractors) and Leasint, in turn, leases the PV Plant to each of these entities in consideration for (i) a down-payment equal to approximately 21% of the consideration and (ii) monthly payments of approximately Euro 20,000 commencing 210 days following the transfer of ownership of the relevant PV Plant to Leasint, for the duration of the Leasing Agreement (17 years), representing a nominal annual interest rate of 3.43%. The monthly payments are linked to the monthly EURIBOR (Euro Interbank Offered Rate). At the end of term of the Leasing Agreement, each of the respective subsidiaries has the option to purchase the PV Plant from Leasint for 1% of the consideration.

The Leasing Agreements provide that the PV Principals shall be responsible and liable to Leasint for the acceptance of the plant and for the adherence with applicable laws, and the PV Principals shall undertake any risk in connection with the PV Plant, including, inter alia, the operation and the maintenance of the PV system. The Leasing Agreements also include indemnification undertakings towards Leasint and further provides Leasint with the rights to independently verify the correct performance of the works.

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

As of December 31, 2012, all available funds under the Leasing Agreements, amounting to approximately Euro 6 million, were utilized.

Centrobanca

On February 17, 2011, Ellomay PV One S.r.l., our wholly-owned Italian subsidiary that is the PV Principal for the Del Bianco and Costantini PV Plants, entered into a project finance facilities credit agreement, or the Finance Agreement, with Centrobanca – Banca di Credito Finanziario e Mobiliare S.p.A., or Centrobanca.

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

The Finance Agreement provides for a defaults interest that will accrue upon the occurrence of certain events, including a delay in payments, acceleration, termination and withdrawal. The outstanding loans may be prepaid on predetermined dates, upon payment of a fee equal to 2% of the prepaid amount. The Finance Agreement also provides for mandatory prepayment upon the occurrence of certain events, including in the event the present value of cash flow available for debt services/debt outstanding (the Loan Life Coverage Ratio) is lower than a pre-determined ratio and in the event of a change of more than 49% of the ownership of Ellomay PV One (unless Centrobanca resolves to maintain the financing in force based on the identity and undertakings of the new shareholder). The Finance Agreement includes various customary representations, warranties and covenants, including covenants to maintain certain financial ratios.

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

As of December 31, 2012 all available funds under the Finance Agreement, amounting to approximately Euro 4.4 million, were utilized.

Unicredit

On December 20, 2011, Ellomay PV Two S.r.l., our wholly-owned Italian subsidiary that is the PV Principal for the Giaché and Massaccesi PV Plants, entered into a loan agreement, or the Loan Agreement, with Unicredit S.p.A., or Unicredit. Pursuant to the Loan Agreement, Ellomay PV Two received a line of credit up to an amount of Euro 5.047 million bearing interest at the EURIBOR 6 month rate plus a range of 5.15%-5.35% per annum, depending on the period in which interest is accrued during the term of the Loan Agreement. The principal and interest on the loan are repaid semi-annually. The final maturity date of this loan is December 31, 2029.

The Loan Agreement provides for a default interest that will accrue upon a delay in payments. The outstanding loans may be prepaid subject to the provision of a prepayment notice and the requirement for prepayment of amounts that are not less than certain thresholds set forth in the Loan Agreement. The Loan Agreement also provides for mandatory prepayment upon the occurrence of certain events, including in the event the borrower receives insurance or indemnity compensation and in the event of a change in control of the borrower without Unicredit’s consent. The Loan Agreement includes various customary representations, warranties and covenants, including covenants to maintain certain financial ratios.

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

As of December 31, 2012 all available funds under the Loan Agreement, amounting to approximately Euro 5 million, were utilized.

Discount Bank

Concurrently with the consummation of the Dori Investment, Dori Energy entered into an agreement with Israel Discount Bank Ltd., or Discount Bank and the Discount Bank Agreement, pursuant to which Discount Bank extended to Dorad, as per Dori Energy’s request, a NIS 120 million (approximately $34 million) bank guarantee that was required to allow Dori Energy to extend its pro rata share of the equity required by Dorad for the power plant project. Ellomay Energy and we guaranteed, jointly and severally, 40% of the liabilities of Dori Energy towards Discount Bank under the Discount Bank Agreement. In addition, each of Ellomay Energy and U. Dori also pledged their holdings in Dori Energy in favor of Discount Bank as a security for the fulfillment of Dori Energy’s obligations to Discount Bank under the Discount Bank Agreement. The term of this guarantee was extended twice, each time for one additional year, and in the agreement authorizing such extension, each of Ellomay Energy LP and the Dori Group undertook to Discount Bank, that in the event Dorad requires funding from Dori Energy for the construction of Dorad’s power plant project pursuant to the agreement between Dorad and its shareholders, each of Ellomay Energy LP and the Dori Group shall extend to Dori Energy its pro rata share of such funding.  Therefore, we may be required by Discount Bank to extend additional funding to Dori Energy in the future.

Cash flows

The following table summarizes our cash flows for the periods presented:

	Year ended December 31,
	2012	2011	2010
	(U.S. dollars in thousands)
Net cash (used in) provided by operating activities	$5,906	$(3,042)	$(4,867)
Net cash (used in) provided by investing activities	(1,850)	(62,797)	(12,159)
Net cash provided by (used in) financing activities	(34)	21,021	18,314
Exchange differences on balances of cash and cash equivalents	353	(2,848)	15
Net (decrease) increase in cash and cash equivalents	4,375	(47,666)	1,303
Cash and cash equivalents at beginning of period	28,917	76,583	75,280
Cash and cash equivalents at end of period	33,292	28,917	76,583

Operating activities

In the year ended December 31, 2012, we had a net loss from continuing operations of $2.1 million. Net cash provided by operating activities was approximately $5.9 million, primarily due to collection of revenue from the sale of electricity by our PV Plants.

In the year ended December 31, 2011, we had a net loss from continuing operations of approximately $1 million. Net cash used in operating activities was approximately $3.1 million.

In the year ended December 31, 2010, we had a net loss from continuing operations of approximately $1.8 million. Net cash used in operating activities was approximately $4.9 million.

Investing activities

Net cash used in investing activities was approximately $1.8 million in the year ended December 31, 2012, primarily due to the acquisition of our Spanish PV Plant and our additional investments in Dori Energy via the extension of shareholder loans, net of proceeds from short-term deposits and restricted cash.

Net cash used in investing activities was approximately $62.8 million in the year ended December 31, 2011, primarily due to the purchase of property and equipment in connection with our PV Plants, the investment in Dori Energy and the investment in restricted cash and short term bank deposits.

Net cash used in investing activities was approximately $12.2 million in the year ended December 31, 2010, primarily due to the execution of the transactions for the construction and operation of the photovoltaic plants in Italy and the investment in Dori Energy as detailed in Item 4.

Financing activities

Net cash used in financing activities in the year ended December 31, 2012 was approximately $30,000, deriving primarily from the utilization of the Unicredit loan in January 2012, net of short term and long term loans repayments. For more information concerning these financing agreements see “Item 4.B: Business Overview” and for more information concerning hedging transactions undertaken in connection with these financing agreements see “Item 11: Quantitative and Qualitative Disclosures About Market Risk.”

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

We did not enter into any financing agreement during 2012.

During 2011, we entered into the Loan Agreement with Unicredit in connection with the financing of two of our PV Plants, we entered into the Finance Agreement with Centrobanca in connection with the financing of two of our PV Plants and we entered into a short term financing agreement with Leumi USA. As of December 31, 2012 we utilized approximately Euro 6 million, Euro 5 million, Euro 4.4 million and Euro 4.5 million out of the aggregate amount available under the Leasing Agreements with Leasint, the Finance Agreement with Centrobanca, the Loan Agreement with Unicredit and the Leumi USA short term financing agreement, respectively. For more information concerning the terms of the financing agreements in connection with our PV Plants see “Item 4.B: Business Overview" and notes 9, 10 and 11 to the financial statements.

As of December 31, 2012 we were not in default of any financial covenants under the agreements with Unicredit, Centrobanca, Leasint and Leumi USA.

As of December 31, 2012, our total current assets amounted to approximately $51.2 million, out of which approximately $33.2 million was in cash and cash equivalents and $5.3 in short-term deposits, compared with total current liabilities of approximately $23.2 million. Our assets held in cash equivalents are held in money market accounts and short-term deposits, all of which are highly liquid investments that are readily convertible to cash with original maturities of three months or less at the date acquired.

As of December 31, 2011, our total current assets amounted to approximately $61.6 million, out of which approximately $28.9 million was in cash and cash equivalents and $10 million in short-term deposits, compared with total current liabilities of approximately $29.7 million. Our assets held in cash equivalents are held in money market accounts and short-term deposits, all of which are highly liquid investments that are readily convertible to cash with original maturities of three months or less at the date acquired.

As of December 31, 2010, our total current assets amounted to approximately $79.5 million, out of which $76.6 million was in cash and cash equivalents, compared with total current liabilities of approximately $7.8 million.

The decrease in our cash and short-term deposits balance is mainly attributable to the amounts invested in new operations, repayment of loans and general and administrative expenses net of cash provided by financing activities and collected in connection with the sale of electricity.

Outstanding Warrants

As of March 1, 2013, there were no outstanding warrants to purchase our ordinary shares.

C.           Research and Development, Patents and Licenses, etc.

We have not conducted any research and development activities in the years ended December 31, 2010, 2011 and 2012.

D.           Trend Information

We operate in the Italian and Spanish photovoltaic markets and in the Israeli energy market through our ownership of ten PV Plants in Italy, one PV Plant in Spain (85% owned by us), 40% of the issued and outstanding shares of Dori Energy and funded approximately 10% of the participating interests in the Yitzchak License. Our Italian PV Plants have been operational and connected to the Italian national grid throughout 2012. However, as we acquired our Spanish PV Plant only during 2012 our results for 2012 do not reflect a full year of operations of such PV Plant and the Dorad power plant is still under construction. Our current plan of operation is to operate in the Italian and Spanish PV field and to manage our investments in the Israeli market and, with respect to the remaining funds we hold, to identify and evaluate additional suitable business opportunities in the energy and infrastructure fields, including in the renewable energy field, through the direct or indirect investment in energy manufacturing plants, the acquisition of all or part of an existing business, pursuing business combinations or otherwise. There is no assurance that any of these alternatives will be pursued or, if one is pursued, the timing thereof, the terms on which it would occur, the type of industry that will be involved and the success of such activity. Therefore, our financial data reported in this report is not necessarily indicative of our future operating results or financial position.

Our business and revenue growth from the transactions in the Italian and Spanish photovoltaic market depends, among other factors, on seasonality. Revenue tends to be lower in the winter, primarily because of adverse weather conditions. The growth of our solar business in Italy and Spain is affected significantly by government subsidies and economic incentives. Our ability to continue to leverage the investment in this market, may affect the profitability of the transactions. See “Item 3.D: Risk Factors - Risks Related to the Italian PV Plants” and “Item 4.B: Business Overview.”

E.            Off-Balance Sheet Arrangements

We are not a party to any material off-balance sheet arrangements. In addition we have no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations.

F.            Tabular Disclosure of Contractual Obligations

The following table of our material contractual obligations as of December 31, 2012, summarizes the aggregate effect that these obligations are expected to have on our cash flows in the periods indicated:

Payments due by period (in thousands of U.S. dollars)
Contractual Obligations*	Total	Less than 1 year	1 – 3 years	3 – 5 years	more than 5 years
Loans and Borrowings (1)	$5,980	$5,980	$-	$-	$-
Finance lease obligations (1)	9,441	621	620	1,857	6,343
Long-term loans (1)	18,311	1,341	1,039	4,457	11,477
Long-term rent obligations (2)	3,859	267	267	267	3,058
Other long-term liabilities (3)	3,827	-	-	-	3,827
Total	$37,591	$7,942	$1,659	$6,311	21,679
______________________
*	For contractual obligations related to our investment in the Italian and Spanish photovoltaic market, please refer to Item 4.
(1)	These amounts include future payment of interest.
(2)	Includes land lease agreements of our Italian subsidiaries. Rent until April 2013 of our offices in Tel Aviv is also included.
(3)	Consists mainly of balance amounts relating to SWAP contracts.

ITEM 6: Directors, Senior Management and Employees

A.           Directors and Senior Management

The following table sets forth certain information with respect to our directors and senior management, as of March 1, 2013:

Name	Age	Position with Ellomay

Shlomo Nehama(1)(2)	58	Chairman of the Board of Directors
Ran Fridrich(1)(2)(3)	60	Director and Chief Executive Officer
Hemi Raphael(1)(2)	61	Director
Anita Leviant(1)(3)(4)	58	Director
Oded Akselrod(4)(5)(6)	66	Director
Barry Ben Zeev(4)(5)(6)(7)	61	Director
Mordechai Bignitz(4)(5)(6)(7)	61	Director
Kalia Weintraub	34	Chief Financial Officer
Eran Zupnik	44	EVP of Business Development

______________________
(1)
Elected pursuant to the Shareholders Agreement, dated as of March 24, 2008, between S. Nechama Investments (2008) Ltd. and Kanir Joint Investments (2005) Limited Partnership (See “Item 7.A: Major Shareholders”).

(2)	Provides management services to the Company pursuant to a Management Services Agreement (See “Item 6.B: Compensation”).
(3)	Member of our Advisory Committee.
(4)	Independent Director pursuant to the NYSE MKT rules.
(5)	Member of our Audit Committee.
(6)	Member of our Compensation Committee.
(7)	External Director and independent director pursuant to the Companies Law.

The address of each of our executive officers and directors is c/o Ellomay Capital Ltd., 9 Rothschild Boulevard, 2nd floor, Tel Aviv 66881, Israel.

Shlomo Nehama has served as a director and Chairman of the Board of Ellomay since March 2008. From 1998 to 2007, Mr. Nehama served as the Chairman of the Board of Bank Hapoalim B.M., one of largest Israeli banks. In 1997, together with the late Ted Arison, he organized a group of American and Israeli investors who purchased Bank Hapoalim from the State of Israel. From 1992 to 2006, Mr. Nehama served as the Chief Executive Officer of Arison Investments. From 1982 to 1992, Mr. Nehama was a partner and joint managing director of Eshed Engineers, a management consulting firm. He also serves as a director in several philanthropic academic institutions, on a voluntary basis. Mr. Nehama is a graduate of the Technion - Institute of Technology in Haifa, Israel, where he earned a degree in Industrial Management and Engineering. Mr. Nehama received an honorary doctorate from the Technion for his contribution to the strengthening of the Israeli economy.

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

Hemi Raphael has served as a director of Ellomay since June 2006. Mr. Raphael is an entrepreneur and a businessman involved in various real estate and financial investments. Mr. Raphael also serves as a director of Cargal Ltd. since May 2004 and of Dorad Energy Ltd. Prior thereto, from 1984 to 1994, Mr. Raphael was an active lawyer and later partner at the law firm of Goldberg Raphael & Co. Mr. Raphael holds an LLB degree from the School of Law at the Hebrew University of Jerusalem and he is a member of the Israeli Bar Association and the California Bar Association.

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

Barry Ben Zeev has served as an external director of Ellomay since December 30, 2009. Mr. Ben Zeev is a business strategic consultant. From 1978 to 2008, Mr. Ben Zeev served in various positions with Bank Hapoalim. During 2008, he served as the bank’s Deputy CEO and as its CFO, in charge of the financial division. From 2001 to 2007, he served as the bank’s Deputy CEO in charge first of the private international banking division and then of the client asset management division. Mr. Ben Zeev has served on the board of many companies, including as a director on the board of the Israeli Stock Exchange in 2006-2007. He currently serves as a director of Partner Communications Ltd. (NASDAQ and TASE: PTNR), Kali Equity Markets, Hiron-Trade Investments & Industries Buildings Ltd. (TASE: HRON) and Poalim Asset Management (UK) Ltd., a subsidiary of Bank Hapoalim B.M. and on the advisory board of the Bereishit Fund. Mr. Ben Zeev holds an MBA from Tel-Aviv University specializing in financing, and a BA in Economics from Tel-Aviv University.

Mordechai Bignitz has served as an external director of Ellomay since December 20, 2011. Mr. Bignitz is involved in economic and financial consulting and investment management and currently serves as the chairman of the investment committee of Migdal Capital Markets, one of Israel's largest investment houses. From 2009 to 2011, Mr. Bignitz served as CEO of Geffen Green Energy Ltd., an Israeli private company. From 2006 to 2010, Mr. Bignitz served as a director of Leader Capital Markets Ltd. (TASE: LDRC) and from 2007 to 2010 he served as a director of Leader Holdings & Investments Ltd. (TASE: LDER). From 2004 to 2007, Mr. Bignitz served as CEO of Advanced Paradigm Technology. From 1992 to 2004, Mr. Bignitz served as director and CFO of DS Capital Markets. From 1994 to 1996, Mr. Bignitz served as Managing Director of Dovrat, Shrem & Co. Trading Ltd. From 1991 to 1994 Mr. Bignitz served as Vice President and CFO of Dovrat Shrem & Co. and prior to that he served as Vice President of Clal Retail Chains (a subsidiary of the Clal Group) and Vice President & CFO of Clal Real Estate Ltd. Mr. Bignitz serves as a director of Israel Financial Levers (IFL) Ltd. (TASE: LVR). Mr. Bignitz is a CPA, holds a BA in Accounting and Economics from Tel-Aviv University and completed the Executive Program in Management and Strategy in Retail at Babson College in Boston. Mr. Bignitz qualifies as an external director according to the Companies Law.

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

 B.           Compensation

Salaries, fees, commissions and bonuses paid or accrued with respect to all of our directors and senior management as a group in the fiscal year ended December 31, 2012 was approximately $0.6 million, including an amount of approximately $30,000 related to pension, retirement and other similar benefits. These figures do not include the compensation of Messrs. Shlomo Nehama, Ran Fridrich and Hemi Raphael, all of whom are members of our Board that are currently compensated pursuant to the Management Services Agreement (see “Item 10.C: Material Contracts”) and have, in connection with such agreement, waived their right to receive the compensation, including options, paid to our directors. In addition, Mr. Fridrich, who first served as our Interim Chief Executive Officer and is now our Chief Executive Officer, serves as our Chief Executive Officer as part of the management services provided pursuant to the Management Services Agreement, and agreed not to receive any additional compensation or other benefits beyond the fees paid in connection with the Management Services Agreement.

Other than options granted to members of our Board of Directors and the grant of options to one of our senior employees, we did not grant any options to purchase ordinary shares in 2012. For information concerning options granted during 2012 see “Item 6.E: Share Ownership.”

In December 2008, following the approval of our Audit Committee, Board of Directors and shareholders, we entered into a management services agreement with Kanir and with Meisaf Blue & White Holdings Ltd., or Meisaf, a private company controlled by Shlomo Nehama, effective as of March 31, 2008, the date of appointment of Messrs. Fridrich and Nehama as members of our Board. In consideration for the performance of the management services and the board services under the terms of the management services agreement, we agreed to pay Kanir and Meisaf, in equal parts and quarterly, an aggregate annual services fee in the amount of $250,000 plus value added tax pursuant to applicable law. Messrs. Nehama, Fridrich and Raphael waived any right to additional remuneration for their service as members of our board of directors. For more information see “Item 10.C: Material Contracts.”

As approved by our shareholders, we pay our non-executive directors (Anita Leviant, Oded Akselrod, Barry Ben Zeev and Mordechai Bignitz) remuneration for their services as directors. During 2010 and thereafter, based on the approval by our shareholders at our annual general meeting of shareholders held on December 30, 2009 and on June 20, 2012, our current and future directors have been and would in the following years be paid the minimum fees permitted by the Companies Regulations (Rules for Compensation and Expenses of External Directors), 5760-2000, or the Compensation Regulations. The Compensation Regulations set forth a range of fees that may be paid by Israeli public companies to their external directors, depending upon each company’s equity based on the most recent financial statements. The current minimum cash amounts permitted to be paid to our external directors pursuant to the Compensation Regulations, are an annual fee of NIS 51,745 (equivalent to approximately $13,899) and an attendance fee of NIS 1,830 (equivalent to approximately $492) per meeting (board or committee). These amounts are updated twice a year based on increases in the Israeli Consumer Price Index. According to the Compensation Regulations, which we apply to all our non-executive directors, the directors are entitled to 60% of the meeting fee if they participated at the meeting by teleconference and not in person, and to 50% of the meeting fee if resolutions were approved in writing, without convening a meeting.

Each of these non-executive directors (Anita Leviant, Oded Akselrod, Barry Ben Zeev and Mordechai Bignitz) also receives an annual grant of options to purchase 1,000 ordinary shares under the terms and conditions set forth in our 1998 Share Option Plan for Non-Employee Directors, or the 1998 Plan. The 1998 Plan provides for grants of options to purchase ordinary shares to our non-employee directors. The 1998 Plan, as amended, is administered, subject to Board approval, by the Compensation Committee and our Board. An aggregate amount of not more than 75,000 ordinary shares is reserved for grants under the 1998 Plan. The original expiration date of the 1998 Plan pursuant to its terms was December 8, 2008 (10 years after its adoption). At the general meeting of our shareholders, held on January 31, 2008, the term of the 1998 Plan was extended and as a result it will expire on December 8, 2018, unless earlier terminated by our Board.

Under the 1998 Plan, each non-employee director that served on the 1998 “Grant Date,” as defined below, automatically received an option to purchase 1,000 ordinary shares on such Grant Date and will receive an option to purchase an additional 1,000 ordinary shares on each subsequent Grant Date thereafter, provided that he or she is a non-employee director on the Grant Date and has remained a non-employee director for the entire period since the previous Grant Date. The “Grant Date” means, with respect to 1998, October 26, 1998, and with respect to each subsequent year, August 1 of such year. Directors first elected or appointed after the 1998 Grant Date, will automatically receive on such director’s first day as a director an option to purchase up to 1,000 ordinary shares pro-rated based on the number of full months of service between the prior Grant Date and the next Grant Date. Each such non-employee director would also automatically receive, on each subsequent Grant Date, an option to purchase 1,000 ordinary shares provided that he or she is a non-employee director on the Grant Date and has served as a non-employee director for the entire period since his or her previous Grant Date.

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

The options granted would be subject to restrictions on transfer, sale or hypothecation. All options and ordinary shares issuable upon the exercise of options granted to our non-employee directors could be withheld until the payment of taxes due (if any) with respect to the grant and exercise of such options.

For a description of a recent amendment to the Companies Law that affects the structure and approval process of directors and executive officers’ terms of service and employment see “Item 6.C: Board Practices; Committees of the Board of Directors; Compensation Committee.”

C.           Board Practices

We are a “controlled company” as defined in Section 801 of the NYSE MKT Company Guide. As a result, we are exempt from certain of the NYSE MKT corporate governance requirements, including the requirement that a majority of the board of directors be independent, the requirement applicable to the nomination process of directors and the requirements applicable to the determination or recommendation of executive compensation by a committee comprised of independent directors or by a majority of the independent directors and the additional requirements approved by the SEC on January 11, 2013 concerning compensation committee independence, compensation advisor engagement and independence.

According to the provisions of our Second Amended and Restated Articles, or the Articles, and the Companies Law, our Board convenes in accordance with our requirements, and is required to convene at least once every three months. Furthermore, the Companies Law provides that the board of directors may also pass resolutions without actually convening, provided that all the directors entitled to participate in the discussion and vote on a matter that is brought for resolution agree not to convene for discussion of the matter.

Officers serve at the discretion of the Board or until their successors are appointed.

Terms of Directors

Our Board currently consists of seven members, including two external directors. Pursuant to our Articles, unless otherwise prescribed by resolution adopted at a general meeting of our shareholders, our Board shall consist of not less than four (4) nor more than eight (8) directors (including the external directors). Except for our two external directors, the members of our Board are elected annually at our annual shareholders’ meeting and remain in office until the next annual shareholders’ meeting, unless the director has previously resigned, vacated his office, or was removed in accordance with the Articles. The most recent annual meeting was held on June 20, 2012. In addition, the Board may elect additional members to the Board, to serve until the next shareholders’ meeting, so long as the number of directors on the Board does not exceed the maximum number established according to our Articles.

The members of our Board do not receive any additional remuneration upon termination of their services as directors.

External Directors

We are subject to the provisions of the Companies Law, which requires that we, as a public company, have at least two external directors.

Under the Companies Law, a person may not be appointed as an external director if he or his relative, partner, employer or any entity under his control has or had during the two years preceding the date of appointment any affiliation with the company, any entity controlling the company or any entity controlled by the company or by this controlling entity or, in a company that does not have a controlling shareholder, in the event that he has affiliation, at the time of his appointment, to the chairman of the board, chief executive officer, a 5% shareholder or the highest ranking officer in the financial field. The term “affiliation” includes: an employment relationship, a business or professional relationship maintained on a regular basis, control, and service as an office holder. No person can serve as an external director if the person’s position or other business creates, or may create, conflicts of interest with the person’s responsibilities as an external director, or if the person is an employee of the Israel Securities Authority or of an Israeli stock exchange. In addition, an individual may not be appointed as an external director if she or he, or her or his relative, partner, employer, supervisor, or an entity she or he controls, has other than negligible business or professional relations with any of the persons with which the external director may not be affiliated, even if such relations are not routine, or if she or he received any consideration, directly or indirectly, in addition to the remuneration to which she or he are entitled and to reimbursement of expenses, for acting as a director in the company. The Compensation Regulations set the range of compensation and the terms of other compensation that may be paid to statutory external directors.

Pursuant to the Companies Law, the election of an external director for the initial term requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, provided that either: (i) at least a majority of the shares of non-controlling shareholders and shareholders who do not have a personal interest in the resolution (excluding a personal interest that is not related to a relationship with the controlling shareholders) are voted in favor of the election of the external director, or (ii) the total number of shares of non-controlling shareholders and of shareholders who do not have a personal interest in the resolution (excluding a personal interest that is not related to a relationship with the controlling shareholders) voted against the election of the external director does not exceed two percent of the outstanding voting power in the company.

The initial term of an external director is three years. An external director may be re-elected to serve for two additional three-year terms in one of the two following methods: (i) the board of directors proposed the nomination of the external director for an additional term and her or his appointment is approved by the shareholders in the manner required to appoint external directors for an initial term as set forth above, or (ii) in the event a shareholder holding 1% or more of the voting rights nominates the external director for an additional term, the nomination is required to be approved by a majority of the votes cast by the shareholders of the company; provided that: (x)  the votes of controlling shareholders, the votes of shareholders who have a personal interest in the approval of the appointment of the external director, other than a personal interest that is not as a result of such shareholder’s connections to the controlling shareholder, and abstaining votes are excluded from the counting of votes and (y) the aggregate votes cast by shareholders in favor of the nomination that are counted for purposes of calculating the majority exceeds 2% of the voting rights in the company.

All of the external directors of a company must be members of its audit committee and compensation committee and at least one external director is required to serve on every committee authorized to exercise any of the powers of the board of directors. Our external directors are currently Barry Ben Zeev and Mordechai Bignitz.

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

The Companies Law requires that at least one of the external directors have “Accounting and Financial Expertise” and the other external directors have “Professional Competence.” Under the applicable regulations, a director having accounting and financial expertise is a person who, due to his or her education, experience and talents is highly skilled in respect of, and understands, business-accounting matters and financial reports in a manner that enables him or her to understand in depth the company’s financial statements and to stimulate discussion regarding the manner in which the financial data is presented. Under the applicable regulations, a director having professional competence is a person who has an academic degree in either economics, business administration, accounting, law or public administration or an academic degree in an area relevant to the company’s business, or has at least five years experience in a senior position in the business management of a corporation with a substantial scope of business, in a senior position in the public service or a senior position in the field of the company’s main business. Our Board determined that both Barry Ben Zeev and Mordechai Bignitz have the requisite accounting and financial expertise.

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

We have not included a provision requiring that a certain percentage of the members of our Board be independent directors.

Independent Directors pursuant to the NYSE MKT Requirements

In general, the NYSE MKT Company Guide requires that a NYSE MKT-listed company have a majority of independent directors on its board of directors and its audit committee must consist solely of independent directors, as defined under the NYSE MKT Company Guide. Because we are a “controlled company” as defined in Section 801 of the NYSE MKT Company Guide, we are exempt from this requirement. If the “controlled company” exemption would cease to be available to us under the NYSE MKT Company Guide, we may instead elect to follow Israeli law.

Our Board determined that four of the members of our Board, Messrs. Akselrod, Ben Zeev and Bignitz and Ms. Leviant, are “independent” within the meaning of Section 803A of the NYSE MKT Company Guide.

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

Duties of Office Holders and Approval of Certain Actions and Transactions under the Companies Law

The Companies Law codifies the duty of care and fiduciary duties that an office holder has to our company. An “office holder” is defined under the Companies Law as a general manager, chief business manager, vice general manager, any other person assuming the responsibilities of any of the foregoing positions without regard to such person’s title, and a director, or manager directly subordinate to the general manager. Each person identified as a director or member of our senior management in the first table in the Item is an office holder.

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

The duty of loyalty includes avoiding any conflict of interest between the office holder’s position in the company and his or her personal affairs or other positions, avoiding any competition with the company, avoiding exploiting any business opportunity of the company in order to receive personal gain for himself or herself or for others, and disclosing to the company any information or documents relating to the company’s affairs which the office holder has received due to his or her position as such. A company can approve actions by an office holder that could be deemed to be in breach of his or her duty of loyalty provided that: (i) the office holder acted in good faith and the action or its approval do not prejudice the company’s interests, and (ii) the office holder disclosed to the company, a reasonable time prior to the discussion of the approval, the nature of his or her personal interest in the action, including any material fact or document. The approval of such actions is obtained based on the requirements for approval of transactions in which an office holder has a personal interest. The Companies Law provides that for purposes of determining the approval process, “actions” (defined as any legal action or inaction) are treated as “transactions” and “material actions” (defined as an action that may materially affect the company’s profitability, assets or liabilities) are treated as “extraordinary transactions.” An “extraordinary transaction” is defined as a transaction that is not in the ordinary course of business, not on market terms, or that is likely to have a material impact on the company’s profitability, assets or liabilities. One of the roles of the audit committee under the Companies Law is to determine whether a transaction is or is not an extraordinary transaction. The approval process of such transactions and extraordinary transactions is set forth below. The Companies Law requires that an office holder of a company promptly disclose to the company’s board of directors any personal interest that he or she may have, and all related material information known to him or her in connection with any existing or proposed transaction by the company. This disclosure must be made by the office holder, whether orally or in writing, no later than the first meeting of the company’s board of directors which discusses the particular transaction.

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

Committees of the Board of Directors

Audit Committee

Under the Companies Law, we, as a public company, are required to have an audit committee. The Audit Committee must be comprised of at least three members of the Board, including all of the external directors. In addition, the Companies Law requires that the majority of the members of the audit committee be “independent” (as such term is defined under the Israeli Companies Law) and that the chairman of the audit committee be an external director.  The Companies Law further provides that the following may not be members of the audit committee: (a) the chairman of the board of directors; (b) any director employed by or providing services on an ongoing basis to the company, to a controlling shareholder of the company or an entity controlled by a controlling shareholder of the company; (c) a director who derives most of its income from a controlling shareholder; and (d) a controlling shareholder or any relative of a controlling shareholder.

Our Audit Committee, acting pursuant to a written charter adopted based on the requirements of the Companies Law, the rules promulgated under the Exchange Act and the NYSE MKT Company Guide, currently consists of Barry Ben Zeev, who is also the chairman of the Audit Committee, Mordechai Bignitz and Oded Akselrod. The members of our Audit Committee satisfy the respective “independence” requirements of the Securities and Exchange Commission, NYSE MKT and Israeli law for audit committee members.

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

The actions and transactions that require audit committee approval pursuant to the Companies Law are: (i) proposed extraordinary transactions to which we intend to be a party in which an office holder has a direct or indirect personal interest, (ii) actions or arrangements which may otherwise be deemed to constitute a breach of fiduciary duty or of the duty of care of an office holder to us, (iii) certain transactions and extraordinary transaction of the company in which a “controlling shareholder,” that is, a shareholder holding the ability to direct the actions of the company, other than by virtue of being a director or holding a position with the company, including a shareholder holding twenty five percent or more of the voting rights of the company if there is no other shareholder holding over fifty percent of the voting rights of the company, has a personal interest, including certain transactions with a relative of the controlling shareholder and (iv) certain private placements of the company’s shares. In certain circumstances, some of the matters referred to above may also require shareholder approval.  For more information concerning the approvals required in connection with transactions in which a controlling shareholder has a personal interest, see “Item 10.B: Memorandum of Association and Second Amended and Restated Articles.”

An audit committee may not approve an action or transaction with a controlling shareholder or with an office holder or in which they have a personal interest unless at the time of approval its composition is as required by the Companies Law.

Our Audit Committee provides assistance to our Board in fulfilling its legal and fiduciary obligations in matters involving our accounting, auditing, financial reporting, internal control and legal compliance functions by approving the services performed by our independent accountants and reviewing their reports regarding our accounting practices and systems of internal accounting controls. Under the Sarbanes-Oxley Act of 2002, the Audit Committee is also responsible for the appointment, compensation, retention and oversight of our independent accountants and takes those actions as it deems necessary to satisfy itself that the accountants are independent of management. However, under the Companies Law the appointment of independent auditors requires the approval of our shareholders, accordingly, the appointment of the independent auditors is approved and recommended to the shareholders by our Audit Committee and Board and ratified by the shareholders. Furthermore, pursuant to our Articles, our shareholders have the authority to determine the compensation of the independent auditors (or empower the Board to establish their remuneration, as they have in the general meeting held on June 20, 2012) and such compensation is approved by our Board following a recommendation of the Audit Committee.

The Audit Committee discussed with the independent registered public accounting firm the matters covered by Statement on Auditing Standards No. 114, as well as their independence, and was satisfied as to the independent registered public accounting firm’s compliance with said standards.

Compensation Committee

Our Compensation Committee currently consists of Barry Ben Zeev, Mordechai Bignitz and Oded Akselrod.

Amendment No. 20 to the Companies Law

On December 12, 2012, amendment no. 20 to the Companies Law, or Amendment No. 20, became effective. Amendment No. 20 revised the approval process of arrangements with “office holders” (as defined above) as to their terms of service or employment, including the grant of an exemption, insurance, undertaking to indemnify or indemnification, retirement bonuses and any other benefit, payment or undertaking to pay any such amounts, given due to service or employment, or together, Terms of Service and Employment.

Amendment No. 20 requires the board of directors of a public company to appoint a compensation committee that shall consist of no less than three members, that will include all of external directors (which will constitute a majority of its members of the committee), and that the remainder of the members of the compensation committee be directors whose terms of service and employment were determined pursuant to the Compensation Regulations. In addition, Amendment No. 20 imposes the same restrictions on the actions and membership in the compensation committee as are discussed above under “Audit Committee” with respect to, among other things, the requirement that an external director serve as the chairman of the committee and the list of persons who may not serve on the committee.

Amendment No. 20 sets forth the roles of the compensation committee as follows: (i) to recommend to the board on a compensation policy for Office Holders and to recommend to the board, once every three years, on the approval of the continued validity of the compensation policy for a period that was determined for a period exceeding three years; (ii) to recommend to the board to update the compensation policy from time to time and to examine its implementation; (iii) to determine whether to approve the Terms of Service and Employment of Office Holders that require the committee’s approval; and (iv) to exempt a transaction from the requirement for shareholders approval (as more fully described below).

Compensation Policy

Amendment No. 20 requires the board of directors of a public company to adopt a policy with respect to the Terms of Service and Employment of office holders, or the Compensation Policy, on or before September 12, 2013, after taking into consideration the recommendations of the compensation committee. Amendment No. 20 further provides for the approval of the Compensation Policy by the company’s shareholders with a “special majority” requirement, i.e. the affirmative vote of the holders of a majority of the shares present, in person or by proxy, and voting on the matter provided that at least one of the following conditions is met: (i) the shares voting in favor of the matter include at least a majority of the shares voted by shareholders who are not controlling shareholders and who do not have a personal interest in the approval of the Compensation Policy (or the transaction, as the case may be) or (ii) the total number of shares voted against the Compensation Policy by shareholders referenced under (i) does not exceed 2% of the company’s outstanding voting rights.

Amendment No. 20 provides that a company’s board of directors may approve a Compensation Policy even in the event it was rejected by the shareholders; provided that the compensation committee and thereafter the board of directors resolved, based on explanations that will be set forth in the resolutions, and after an additional discussion concerning the Compensation Policy, that the approval of the Compensation Policy in spite of the objection of the company’s shareholders is for the benefit of the company.

A Compensation Policy for a period exceeding three years is required to go through the complete approval process once every three years. In addition, the board of directors is required to periodically examine the Compensation Policy and the need for adjustments based on the considerations in determining a Compensation Policy in the event of a material change in the circumstances prevailing during the adoption of the Compensation Policy or for other reasons.

Amendment No. 20 provides that the Compensation Policy will be determined, among other things, in accordance with the following considerations: (i) the advancement of the company’s goals, its work plan and its policy with a long term view; (ii) the creation of appropriate incentives for the office holders of the company, considering, among other things, the risk management policy of the company; (iii) the size of the company and the nature of its operations; and (iv) in connection with the Terms of Service and Employment that include variable components – the contribution of the office holder to the achievement of the company’s goal and to the maximization of its profits, all with a long term view and in accordance with the position of the Office Holder.

In addition, Amendment No. 20 requires that a Compensation Policy include, among other things, references to the following issues: (i) the education, skills, expertise, professional experience and accomplishments of the office holder; (ii) the office holder’s position, areas of responsibility and previous compensation agreements executed with him or her; (iii) the proportion between the Terms of Service and Employment of the office holder to the compensation of the other employees of the company and of contractor workers employed by the company, and specifically the proportion to the average and median compensation of such employees and the affect of the disparity between them on the employment relationships in the company; (iv) in the event the Terms of Service and Employment include variable components – the possibility to reduce the variable components based on the board of director’s discretion and the possibility to set a “ceiling” for the value of exercise of capital variable components that are not paid in cash; and (v) in the event the Terms of Service and Employment include Retirement Bonuses – the period of service or employment of the office holder, his or her Terms of Service and Employment during such period, the company’s performance during the period, the contribution of the office holder to the achievement of the company’s goals and to the maximization of its profits and the circumstances of the office holder’s retirement.

Amendment No. 20 also requires that the Compensation Policy include the following instructions: (i) in connection with variable components in the Terms of Service and Employment – (a) basing the components on performance with a long-term view, and based on measurable criteria; provided that a company may determine that a non-material portion of the aforementioned components will be granted based on criteria that is not measurable taking into consideration the contribution of the office holder to the company; and (b) the proportion between the variable and fixed components, and a ceiling for the value of the variable components on the date of payment; provided that with respect to capital variable components and are not paid in cash – a ceiling for their value on the date of grant; (ii) a provision requiring that the office holder repay the company, under terms set forth in the Compensation Policy, amounts that were paid to him as part of the Terms of Service and Employment, if they were paid to him based on data that turned out to be wring and were restated in the company’s financial statements; (iii) the holding period or minimum vesting of capital variable components in the Terms of Service and Employment, with reference to appropriate incentives with a long-term view; and (iv) a ceiling for retirement payments.

Approval Process of Terms of Service and Employment of Office Holders

Amendment No. 20 revised the method of approval of Terms of Service and Employment of office holders. However, in the event of an update of the existing Terms of Service and Employment of an office holder who is not a member of the board of directors that the compensation committee confirms is not material in relation to the existing transaction, the approval of the compensation committee is sufficient.

Amendment No. 20 provides that the process for approval of Terms of Service and Employment of office holders as follows:

•	With respect to an office holder who is not the chief executive officer, a director, a controlling shareholder or a relative of the controlling shareholder:

o	In the event the transaction is in accordance with the Compensation Policy – approval (in the following order) of: (i) compensation committee and (ii) board of directors.

o
In the event the transaction is not in accordance with the Compensation Policy – approval, in special cases (in the following order), of: (i) compensation committee, (ii) board of directors and (iii) the company’s shareholders, by the “special majority” described above in connection with the approval of the Compensation Policy. Under these circumstances, the compensation committee and board of directors are still required to approve the transaction based on the criteria applicable to a Compensation Policy as described above. In the event the company’s shareholders do not approve the compensation of the office holder, the compensation committee and board of directors may still approve the transaction, in special cases and with detailed reasons and after discussion and examining the rejection of the company’s shareholders.

•	With respect to a company’s chief executive officer:

o
In the event the transaction is in accordance with the Compensation Policy - approval (in the following order) of: (i) compensation committee, (ii) board of directors and (iii) the company’s shareholders with the “special majority” described above in connection with the approval of the Compensation Policy.

o
In the event the transaction is not in accordance with the Compensation Policy – the approval process and requirements are the same as the approval process for such a transaction with an office holder who is not the CEO, a controlling shareholder or a relative of the controlling shareholder.

o
Amendment No. 20 includes an exception from the shareholder approval requirement in connection with the approval of a transaction with a CEO candidate, subject to certain conditions. In addition, in the event the company’s shareholders do not approve the compensation of the CEO, the compensation committee and board of directors may still approve the transaction, in special cases and with detailed reasons and after discussion and examining the rejection of the company’s shareholders.

•	With respect to a director who is not a controlling shareholder or a relative of the controlling shareholder:

o
In the event the transaction is in accordance with the Compensation Policy – approval (in the following order) of: (i) compensation committee, (ii) board of directors and (iii) the company’s shareholders with a regular majority.

o
In the event the transaction is not in accordance with the Compensation Policy – the approval process and requirements are the same as the approval process for such a transaction with an office holder who is not the CEO, a controlling shareholder or a relative of the controlling shareholder (other than the possibility to override the shareholders’ resolution).

•	With respect to a controlling shareholder or a relative of a controlling shareholder:

o
In the event the transaction is in accordance with the Compensation Policy - approval (in the following order) of: (i) compensation committee, (ii) board of directors and (iii) the company’s shareholders with the “special majority” described above in connection with the approval of the Compensation Policy.

o
In the event the transaction is not in accordance with the Compensation Policy: the approval process and requirements are the same as the approval process for such a transaction with an office holder who is not the CEO, a controlling shareholder or a relative of the controlling shareholder (other than the possibility to override the shareholders’ resolution).

Amendment No. 20 also includes certain transitional provisions that apply to approval of Terms of Service and Employment of office holders prior to the adoption of a Compensation Policy.

Our Compensation Committee replaced our former Stock Option and Compensation Committee that was established to administer and oversee the allocation and distribution of stock options under our stock option plans.

Advisory Committee

Our Advisory Committee is responsible for, among other things, reviewing developments in corporate governance requirements and practices and other regulatory developments and recommending guidelines and policies to our Board in such areas and evaluating and providing recommendations to our Board with respect to such matters as are requested by our Board from time to time. The Advisory Committee is presently composed of two members: Ran Fridrich and Anita Leviant.

Indemnification, Exemption and Insurance of Executive Officers and Directors

Consistent with and subject to the provisions of the Companies Law, our Articles permit us to procure insurance coverage for our office holders, exempt them from certain liabilities and indemnify them, to the fullest extent permitted by law.

A recent amendment to the Israeli Securities Law, 5728-1968, or the Securities Law, and a corresponding amendment to the Companies Law, authorize the Israeli Securities Authority to impose administrative sanctions against companies and their office holders for certain violations of the Israeli Securities Law or the Companies Law.

These sanctions include monetary sanctions and certain restrictions on serving as a director or senior officer of a public company for certain periods of time. The maximum amount of the monetary sanctions that could be imposed upon individuals is a fine of NIS 1,000,000 (equivalent to approximately US$268,601), plus payments to persons who suffered damages as a result of the violation in an amount equal to the higher of: (i) compensation for damages suffered by all injured persons, up to 20% of the fine imposed on the violator, or (ii) the amount of profits earned or losses avoided by the violator as a result of the violation, up to the amount of the applicable monetary sanction.

The aforementioned amendments to the Companies Law and the Securities Law generally provide that a company cannot indemnify or provide liability insurance to cover monetary sanctions. However, these amendments do permit reimbursement by indemnification and insurance of specific liabilities. Specifically, legal expenses (including attorneys' fees) incurred by an individual in the applicable administrative enforcement proceeding and any compensation payable to injured parties for damages suffered by them as described in clause (i) of the immediately preceding paragraph are permitted to be reimbursed via indemnification or insurance, provided that such reimbursements are permitted by the company's articles of association. At our shareholders meeting held on June 20, 2012, our shareholders approved amendments to our Articles to permit us to indemnify and insure the liability of our office holder to the fullest extent permitted by the new amendments to the Companies Law and the Securities Law.

Indemnification

As permitted by the Companies Law, our Articles provide that we may indemnify an office holder in respect of a liability or expense which is imposed on him or incurred by him as a result of an action taken in his capacity as an office holder of the Company in connection with the following: (a) monetary liability imposed on him in favor of a third party by a judgment, including a settlement or a decision of an arbitrator which is given the force of a judgment by court order, (b) reasonable litigation expenses, including legal fees, incurred by the office holder as a result of an investigation or proceeding instituted against such office holder by a competent authority, which investigation or proceeding has ended without the filing of an indictment or in the imposition of financial liability in lieu of a criminal proceeding, or has ended in the imposition of a financial obligation in lieu of a criminal proceeding for an offence that does not require proof of criminal intent or in connection with an administrative enforcement proceeding or a financial sanction (without derogating from the generality of the foregoing, such expenses will include a payment imposed on the office holder in favor of an injured party as set forth in Section 52[54](a)(1)(a) of the Securities Law, and expenses that the office holder incurred in connection with a proceeding under Chapters H'3, H'4 or I'1 of the Securities Law, including reasonable legal expenses, which term includes attorney fees), and (c) reasonable litigation expenses, including legal fees, which the office holder has incurred or is obliged to pay by the court in proceedings commenced against him by the Company or in its name or by any other person, or pursuant to criminal charges of which he is acquitted or criminal charges pursuant to which he is convicted of an offence which does not require proof of criminal intent. Our Articles authorize us, from time to time and subject to any provision of the law, to undertake in advance to indemnify an office holder for any of the following: (i)  any liability as set out in (a) above, provided that the undertaking to indemnify is limited to the classes of events which in the opinion of our Board can be anticipated in light of our activities at the time of giving the indemnification undertaking, and for an amount and/or criteria which our Board has determined are reasonable in the circumstances and, the events and the amounts or criteria that our Board deem reasonable in the circumstances at the time of giving of the undertaking are stated in the undertaking; or (ii) any liability stated in (b) or (c) above. Our Articles also authorize us to indemnify an office holder after the occurrence of the event which is the subject of the indemnity and with respect to any matter permitted by applicable law.

       At the annual shareholders meeting held on June 20, 2012, our shareholders authorized us to revise the indemnification and insurance provisions of our Articles to reflect recent amendments to the Companies Law and Securities Law and further authorized us, following the approval of our Audit Committee and Board, to provide indemnification undertakings to each of our current and future directors and officers that reflect the revisions to the Articles. Such approval also included the requisite majority required to approve the provision of indemnification undertakings to our Board members who are also deemed to be "controlling shareholders," Messrs. Nehama, Fridrich and Raphael.

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

In such indemnification agreements, we also, among other things, undertake to (i) produce collateral, security, bond or any other guarantee that the director or officer may be required to produce as a result of any interim legal procedure (other than criminal procedures involving the proof of criminal thought), all up to the maximum indemnification amount set forth above; and (ii) maintain a liability insurance policy with a reputable insurer to the extent permitted by the Companies Law, for all of our directors and officers, in a total amount of not less than $10 million during the period the recipient of the indemnity undertaking serves as a member of our board of directors or as an officer and for a period of seven years thereafter.

Based on the approvals of our Audit Committee, Board and shareholders, any of our future directors shall also receive such indemnification agreement.

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

At the annual shareholders meeting held on October 27, 2004, our shareholders authorized us to exempt our directors and officers in advance from liability to us, in whole or in part, for a breach of the duty of care. The form of exemption letter was approved at the annual shareholders meeting held on October 27, 2005 and amendments were approved at the annual shareholders meeting held on December 30, 2009. We have extended such exemption letters to all our directors and some officers. With respect to our directors, Shlomo Nehama, Ran Fridrich and Hemi Raphael, special shareholder approval was sought and received, as they are deemed to be “controlling shareholders” and further approval and ratification of the exemption to such directors was received in our annual shareholder meeting held on June 20, 2012. Based on the approvals of our Audit Committee, Board and shareholders, any of our future directors shall also receive such exemption letter.

Insurance

As permitted by the Companies Law, our Articles provide that we may enter into an agreement for the insurance of the liability of an office holder, in whole or in part, with respect to any liability which may imposed upon such office holder as a result of an act performed by same office holder in his capacity as an office holder of the Company, for any of the following: (a) a breach of a cautionary duty toward the Company or toward another person; (b) a breach of a fiduciary duty toward the Company, provided the office holder acted in good faith and has had reasonable ground to assume that the act would not be detrimental to the Company; (c) a monetary liability imposed upon an office holder toward another; and (d) reasonable litigation expenses, including attorney fees, incurred by the office holder as a result of an administrative enforcement proceeding instituted against him (without derogating from the generality of the foregoing, such expenses will include a payment imposed on the office holder in favor of an injured party as set forth in Section 52[54](a)(1)(a) of the Securities Law and expenses that the office holder incurred in connection with a proceeding under Chapters H'3, H'4 or I'1 of the Securities Law, including reasonable legal expenses, which term includes attorney fees). Our Articles further permit us to enter into such an agreement with respect to any other matter in respect of which it is permitted or will be permitted under applicable law to insure the liability of an office holder in the Company.

As stated above, in the indemnification undertakings recently approved by our Audit Committee, Board and shareholders and provided to our directors and officers, we have undertaken to maintain a liability insurance policy with a reputable insurer to the extent permitted by the Companies Law, for all of our directors and officers, in a total amount of not less than $10 million during the period the recipient of the indemnity undertaking serves as a member of our board of directors or as an officer, and for a period of seven years thereafter. Based on such undertaking, we have obtained directors’ and officers’ liability insurance covering our directors and officers.

Limitations on Indemnification, Exemption and Insurance

The Companies Law provides that a company may not exempt or indemnify an office holder nor enter into an insurance contract which would provide coverage for liability incurred as a result of any of the following: (a) a breach by the office holder of his or her duty of loyalty (however, a company may insure and indemnify against such breach if the office acted in good faith and had reasonable cause to assume that his act would not prejudice the company’s interests); (b) a breach by the office holder of his or her duty of care if the breach was done intentionally or recklessly, unless made in negligence only; (c) any act of omission done with the intent to derive an illegal personal benefit; or (d) any fine, civil fine, monetary sanction or penalty levied against the office holder. According to the Securities Law, a company cannot insure or indemnify an office holder for an Administrative Enforcement procedure, regarding payments to victims of the infringement or for expenses expended by the officer with respect to certain proceedings held concerning him or her, including reasonable litigation expenses and legal fees.

Internal Auditor

Under the Companies Law, our Board is required to appoint an internal auditor proposed by the Audit Committee. The role of the internal auditor is to examine, among other things, whether our activities comply with the law and orderly business procedure. The internal auditor may not be an interested party or office holder, or a relative of any interested party or office holder, and may not be a member of our independent auditor firm. The Companies Law defines the term “interested party” to include a person who holds 5% or more of the company’s outstanding share capital or voting rights, a person who has the right to appoint one or more directors or the general manager, or any person who serves as a director or as the general manager. Pursuant to our Articles, our Audit Committee reviews and approval the work program of our internal auditor. Mr. Doron Cohen of Fahn, Kanne & Co., an Israeli accounting firm, serves as our internal auditor.

D.            Employees

As of December 31, 2012, we had eleven (11) employees and independent contractors compared to nine (9) employees and independent contractors as of December 31, 2011 and seven (7) employees and independent contractors as of December 31, 2010. All of our employees and independent contractors, as of December 31, 2012, were in management, finance and administration and all, other than one independent contractor located in Italy, were located in Israel.

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

Israeli labor laws and regulations are applicable to our employees located in Israel. Israeli labor laws govern, among other things, the length of the workday, minimum wages for employees, procedures for hiring and dismissing employees, annual leave and sick days. In addition, the Israeli Severance Pay Law, 1963, or the Severance Pay Law, generally requires the payment of severance pay equal to one month’s salary, based on the most recent salary, for each year of employment or a pro rated portion thereof upon the termination of employment of an employee. Unless otherwise indicated in the employment agreement or otherwise required by applicable law and labor orders, the employee is not entitled to severance pay in the event she or he willingly resigns. In order to fund, or partially fund as hereinafter explained, any future liability in connection with severance pay, we make payments equal to 8.33% of the employee’s salary every month, to various managers’ insurance policies or similar financial instruments.

In the event the employment agreement with an employee provides that the provisions of Section 14 of the Severance Pay Law will apply, our contributions for severance pay are in lieu of our severance liability and the employee is entitled to receive such contributions whether her or his employment is terminated by us or she or he resigns. Therefore, upon fulfillment of our obligation to make a monthly contribution to the managers’ insurance policies or similar financial instruments in the amount of 8.33% of the employee’s monthly salary and of the other terms of the relevant permit with respect to this arrangement, no additional payments must later be made to the employee on account of severance pay upon termination of the employment relationship. As required by Israeli law, our employees are also provided with a contribution toward their retirement that amounts to 10% of wages, of which the employee and the employer each contribute half. Furthermore, Israeli employees and employers are required to pay predetermined sums to the National Insurance Institute, which is similar to the United States Social Security Administration, and additional sums towards compulsory health insurance.

E.            Share Ownership

Beneficial Ownership of Executive Officers and Directors

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as of March 1, 2013, of (i) each of our directors and (ii) each member of our senior management. All of the information with respect to beneficial ownership of the ordinary shares is given to the best of our knowledge and has been furnished in part by the respective directors and members of senior management. All exercise prices and amounts are adjusted to account for the Reverse Split.

Name of Beneficial Owner	Number of Shares Beneficially Held (1)	Percent of Class

Shlomo Nehama(2)(5)	4,016,842	37.6%
Hemi Raphael (3)(4)(5)	454,524	4.3%
Ran Fridrich(4)(5)	148,567	1.4%
Anita Leviant(6)	*	*
Oded Akselrod(6)	*	*
Barry Ben Zeev(6)	*	*
Mordechai Bignitz(6)	*	*
Eran Zupnik(7)	132,172	1.2%
Kalia Weintraub	-	-

______________________________
* Less than one percent of the outstanding ordinary shares.

(1)
As used in this table, “beneficial ownership” means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security. For purposes of this table, a person is deemed to be the beneficial owner of securities that can be acquired within 60 days from March 1, 2013 through the exercise of any option or warrant. Ordinary shares subject to options or warrants that are currently exercisable or exercisable within 60 days are deemed outstanding for computing the ownership percentage of the person holding such options or warrants, but are not deemed outstanding for computing the ownership percentage of any other person. The amounts and percentages are based upon 10,692,371 ordinary shares outstanding as of March 1, 2013. This number of outstanding ordinary shares does not include a total of 85,655 ordinary shares held at that date as treasury shares under Israeli law, all of which were repurchased by us. For so long as such treasury shares are owned by us they have no rights and, accordingly, are neither eligible to participate in or receive any future dividends which may be paid to our shareholders nor are they entitled to participate in, be voted at or be counted as part of the quorum for, any meetings of our shareholders.

(2)
According to information provided by the holders, the 4,016,842 ordinary shares beneficially owned by Mr. Nehama consist of: (i) 3,551,869 ordinary shares held by S. Nechama Investments (2008) Ltd., an Israeli company, or Nechama Investments, which constitute approximately 33.2% of our outstanding ordinary shares, and (ii) 464,973 ordinary shares held directly by Mr. Nehama, which constitute approximately 4.4% of our outstanding ordinary shares. Mr. Nehama, as the sole officer, director and shareholder of Nechama Investments, may be deemed to indirectly beneficially own any ordinary shares beneficially owned by Nechama Investments, which constitute (together with the shares held directly by him) approximately 37.6% of our outstanding ordinary shares.

(3)
The 454,524 ordinary shares beneficially owned by Mr. Raphael consist of: (i) 314,514 ordinary shares held by a BVI private company wholly-owned by Mr. Raphael, which constitute approximately 2.9% of our outstanding shares and (ii) 140,010 ordinary shares held directly by Mr. Raphael, which constitute approximately 1.3% of our outstanding shares. Mr. Raphael, as the sole officer, director and shareholder of such private company, may be deemed to indirectly beneficially own any ordinary shares beneficially owned by such private company, which constitute (together with the shares held directly by him) approximately 4.3% of our outstanding ordinary shares.

(4)
By virtue of their positions as sole directors of Kanir Investments Ltd., or Kanir Ltd., the general partner in Kanir Joint Investments (2005) Limited Partnership, or Kanir, Mr. Raphael’s position as majority shareholder of Kanir Ltd. and their position as limited partners in Kanir, Hemi Raphael and Ran Fridrich may be deemed to also indirectly beneficially own the 2,841,440 ordinary shares beneficially owned by Kanir, which constitute, together with their holdings, 30.8% and 28%, respectively, of our outstanding ordinary shares. Messrs. Raphael and Fridrich disclaim beneficial ownership of the shares held by Kanir, except to the extent of their respective pecuniary interest therein, if any.

(5)
By virtue of the 2008 Shareholders Agreement between Nechama Investments and Kanir (see “Item 7.A: Major Shareholders”), Mr. Nehama, Nechama Investments, Kanir and Messrs. Raphael and Fridrich may be deemed to be members of a group that holds shared voting power with respect to 6,393,309 ordinary shares, which together constitute approximately 59.8% of our outstanding ordinary shares, and holds shared dispositive power with respect to 5,356,878 ordinary shares, which constitute 50.1% of our outstanding ordinary shares. Accordingly, taking into account the shares directly held by Messrs. Nehama, Raphael (taking into account also shares held by the private company wholly-owned by him) and Fridrich, they may be deemed to beneficially own approximately 64.1%, 64% and 61.2%, respectively, of the outstanding ordinary shares. Mr. Nehama and Nechama Investments both disclaim beneficial ownership of the ordinary shares beneficially owned by Kanir and Kanir Ltd., Kanir and Messrs. Raphael and Fridrich all disclaim beneficial ownership of the shares held by Nechama Investments.

(6)
Our directors who are not subject to Management Services Agreement also hold outstanding options, all of which are currently exercisable. The directors hold, in the aggregate, options exercisable into 19,502 ordinary shares, which are all currently exercisable.

(7)	Consists of options currently exercisable or that will become exercisable within 60 days from March 1, 2013.

Our directors currently hold, in the aggregate, options exercisable into 19,502 ordinary shares. The 19,502 options have a weighted average exercise price of approximately $5.8 per share and have expiration dates until 2022. Under the 1998 Plan, Oded Akselrod, one of the members of our Board, was granted options to purchase 1,000 ordinary shares on December 30, 2004 and on August 1 of each of the years 2005-2012. Anita Leviant, one of the members of our Board, was granted options to purchase 1,333 shares on August 1, 2008 and was also granted options to purchase 1,000 shares on August 1 of each of the years 2009 - 2012. Barry Ben Zeev, an external director who was appointed on December 30, 2009, was granted 586 options on the date of his appointment and was also granted options to purchase 1,000 ordinary shares on August 1 of each of the years 2010 - 2012. Mordechai Bignitz, our external director appointed on December 20, 2011 was granted 583 options on the date of his appointment and was also granted options to purchase 1,000 ordinary shares on August 1, 2012. The exercise price for the underlying shares of such options is the “Fair Market Value” (as defined in the 1998 Plan) of our ordinary shares at the date of grant. The options expire ten years after their grant date. The options granted to directors under the 1998 Plan are not subject to vesting requirements and have an exercise price ranging from $3.1 to $9.2 per share, with various expiration dates.

Only one of our officers currently holds options to purchase our ordinary shares. On January 4, 2009, Eran Zupnik, EVP of Business Development, was granted options to purchase 132,053 ordinary shares, at an adjusted exercise price of $8.5 per ordinary share. 16.67% of these options vested 6 months after the grant date, with a further 8.33% vesting at the end of every three-month period thereafter. As of March 1, 2013 all of these options have vested. Additionally, such officer was granted the entitlement to receive 1.125% of any securities (shares, warrants or options, other than shares underlying securities that existed at the time of execution of his employment agreement) we issue under the same terms and conditions of the issuance (however, the vesting schedule of the additional options shall in any event be 1/12 at the end of every three month period for an aggregate vesting period of 36 months). As a result of the issuance of options to directors during 2009 (as detailed above), Eran Zupnik received options to purchase 45 ordinary shares on August 1, 2009 and options to purchase seven (7) ordinary shares on December 30, 2009, at an exercise price identical to that of the directors ($4.7 and $6.3, respectively). As a result of the issuance of options to directors in 2010 (as detailed above), Eran Zupnik received additional options to purchase 45 ordinary shares on August 1, 2010, at an exercise price identical to that of the directors ($5.9). As a result of issuances of options to directors during 2011 (as detailed above), Eran Zupnik received additional options to purchase 45 ordinary shares on August 1, 2011 and options to purchase seven (7) ordinary shares on January 3, 2012, at an exercise price identical to that of the directors ($7 and $5.55, respectively). As a result of issuances of options to directors during 2012 (as detailed above), Eran Zupnik received additional options to purchase 45 ordinary shares on August 1, 2012 at an exercise price identical to that of the directors ($5.24). All of the options granted to Mr. Zupnik were granted under our 2000 Stock Option Plan and expire ten years after their grant date.

Outstanding Options

Immediately prior to the consummation of the HP Transaction, there were outstanding options to purchase 1,007,940 of our ordinary shares that were granted to our employees. In connection with the HP Transaction, the vesting of all such employee options was accelerated and all became immediately exercisable upon consummation of the sale of our business to HP on February 29, 2008. As more fully described herein, 989,355 of such options were thereafter purchased by us and cancelled in July 2008. Any options not repurchased (due to their relatively high exercise price) expired during 2008 pursuant to their terms and the terms of the 2000 Stock Option Plan.

1998 Share Option Plan for Non-Employee Directors

For more information concerning our 1998 Share Option Plan for Non-Employee Directors see “Item 6.B: Compensation.”

As of March 1, 2013, there were 19,502 outstanding options under the 1998 Plan. As of January 1, 2012, December 31, 2012 and March 1, 2013, there were 45,414, 47,081 and 47,081 ordinary shares, respectively, available for future grants under the 1998 Plan.

2000 Stock Option Plan

In 2000, we adopted the 2000 Stock Option Plan, or the 2000 Plan, to provide for grants of service and non-employee options to purchase ordinary shares to our officers, employees, directors and consultants. The 2000 Plan provides that it may be administered by the Board, or by a committee appointed by the Board, and is currently administered by our Board.

At the annual shareholders meetings held on November 18, 2003 and October 27, 2004, our shareholders approved increases in the number of ordinary shares authorized for issuance under the 2000 Plan (as amended) to 299,759. At the annual shareholders meeting held on October 27, 2005, our shareholders approved an additional increase in the number of ordinary shares authorized for issuance under the 2000 Plan (as amended) by 1,450,000, from 299,759 to 1,749,759 and by the number of ordinary shares underlying options surrendered (except in the case of surrender for the exercise into shares) or which cease to be exercisable under our 1995 Israeli Stock Option Plan and 1997 Stock Option Plan, together, the 1995 and 1997 Plans. The additional number of ordinary shares underlying options cancelled under the 1995 and 1997 Plans increased the number of ordinary shares authorized for issuance under the 2000 Plan by 22,700 from 1,749,759 to 1,772,459. Section 12 of the 2000 Plan provided originally that the 2000 Plan will expire on August 31, 2008, unless previously terminated or extended by the Board. At our Board meeting held on June 23, 2008, our Board resolved to amend Section 12 of the 2000 Plan to extend its term until August 31, 2018.

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

Our Board determines the term of each option granted under the 2000 Plan, including the vesting period; provided, however, that the term of an option shall not be for more than 10 years. Unless otherwise agreed by the parties, upon termination of employment, all unvested options lapse, and generally within three months from such termination all vested but not-exercised options shall lapse.

The options granted are subject to restrictions on transfer, sale or hypothecation. Options and ordinary shares issuable upon the exercise of options granted to our Israeli employees are held in a trust until the payment of all taxes due with respect to the grant and exercise (if any) of such options.

We have elected the benefits available under the “capital gains” alternative of Section 102 of the Israeli Tax Ordinance. Pursuant to this election, capital gains derived by employees arising from the sale of shares acquired as a result of the exercise of options granted to them under Section 102, will be subject to a flat capital gains tax rate of 25% (instead of the gains being taxed as salary income at the employee’s marginal tax rate). However, as a result of this election, we will no longer be allowed to claim as an expense for tax purposes the amounts credited to such employees as a benefit when the related capital gains tax is payable by them, as we were previously entitled to do. We may change the election from time to time, as permitted by the Tax Ordinance. There are various conditions that must be met in order to qualify for these benefits, including registration of the options in the name of a trustee, or the Trustee, for each of the employees who is granted options. Each option, and any ordinary shares acquired upon the exercise of the option, must be held by the Trustee for a period commencing on the date of grant and ending no earlier than 24 months after the date of grant.

As of March 1, 2013, there are 132,240 outstanding options under the 2000 Plan. As a result of the repurchase and cancellation or expiration of all outstanding options under the 2000 Plan following the consummation of the HP Transaction and the reduction in the number of shares reserved for issuance under such plan as a result of such cancellation or expiration, the number of additional ordinary shares available for issuance under the 2000 Plan, as of January 1, 2012, December 31, 2012 and March 1, 2013, was 595,009, 594,964 and 594,964, respectively.

ITEM 7: Major Shareholders and Related Party Transactions

A.            Major Shareholders

The following table sets forth information regarding the beneficial ownership of our ordinary shares as of March 1, 2013, by each person known by us to be the beneficial owner of more than 5% of our ordinary shares. Each of our shareholders has identical voting rights with respect to its shares. All of the information with respect to beneficial ownership of the ordinary shares is given to the best of our knowledge.

	Ordinary Shares Beneficially Owned(1)	Percentage of Ordinary Shares Beneficially Owned

Shlomo Nehama (2)(5)	4,016,842	37.6%
Kanir Joint Investments (2005) Limited Partnership (“Kanir”) (3)(4)(5)(6)	2,841,440	26.6%
Zohar Zisapel (7)	841,976	7.9%

___________________________
(1)
As used in this table, “beneficial ownership” means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security as determined pursuant to Rule 13d-3 promulgated under the U.S. Securities Exchange Act of 1934, as amended. For purposes of this table, a person is deemed to be the beneficial owner of securities that can be acquired within 60 days from March 1, 2013 through the exercise of any option or warrant. Ordinary shares subject to options or warrants that are currently exercisable or exercisable within 60 days are deemed outstanding for computing the ownership percentage of the person holding such options or warrants, but are not deemed outstanding for computing the ownership percentage of any other person. The amounts and percentages are based on a total of 10,692,371 ordinary shares outstanding as of March 1, 2013. This number of outstanding ordinary shares does not include a total of 85,655 ordinary shares held at that date as treasury shares under Israeli law, all of which were repurchased by us. For so long as such treasury shares are owned by us they have no rights and, accordingly, are neither eligible to participate in or receive any future dividends which may be paid to our shareholders nor are they entitled to participate in, be voted at or be counted as part of the quorum for, any meetings of our shareholders.

(2)
According to information provided by the holders, the 4,016,842 ordinary shares beneficially owned by Mr. Nehama consist of: (i) 3,551,869 ordinary shares held by Nechama Investments, which constitute approximately 33.2% of our outstanding ordinary shares and (ii) 464,973 ordinary shares and held directly by Mr. Nehama, which constitute approximately 4.4% of our outstanding ordinary shares. Mr. Nehama, as the sole officer, director and shareholder of Nechama Investments, may be deemed to indirectly beneficially own any ordinary shares owned by Nechama Investments, which constitute (together with his shares) approximately 37.6% of our outstanding ordinary shares.

(3)
According to information provided by the holder, Kanir is an Israeli limited partnership. Kanir Ltd., in its capacity as the general partner of Kanir, has the voting and dispositive power over the ordinary shares directly beneficially owned by Kanir. As a result, Kanir Ltd. may be deemed to indirectly beneficially own the ordinary shares beneficially owned by Kanir. Messrs. Hemi Raphael and Ran Fridrich, who are members of our Board of Directors, are the sole directors of Kanir Ltd. and Mr. Raphael is a majority shareholder of Kanir Ltd. As a result, Messrs. Raphael and Fridrich may be deemed to indirectly beneficially own the ordinary shares beneficially owned by Kanir, which constitute, together with their holdings as set forth in footnote (4), 30.8% and 28%, respectively, of our outstanding ordinary shares. Kanir Ltd. and Messrs. Raphael and Fridrich disclaim beneficial ownership of such ordinary shares except to the extent of their respective pecuniary interest therein, if any.

(4)
According to information provided by Hemi Raphael, Mr. Raphael beneficially owns 454,524 ordinary shares, consisting of: (i) 314,514 ordinary shares held by a BVI private company wholly-owned by Mr. Raphael, which constitute approximately 2.9% of our outstanding shares and (ii) 140,010 ordinary shares held directly by Mr. Raphael, which constitute approximately 1.3% of our outstanding shares. Mr. Raphael, as the sole officer, director and shareholder of such private company, may be deemed to indirectly beneficially own any ordinary shares beneficially owned by such private company, which constitute (together with the shares held directly by him) approximately 4.3% of our outstanding ordinary shares. According to information provided by Mr. Fridrich, Mr. Fridrich directly owns 148,567 ordinary shares, which constitute approximately 1.4% of our outstanding shares.

(5)
By virtue of the 2008 Shareholders Agreement, Mr. Nehama, Nechama Investments, Kanir, Kanir Ltd., and Messrs. Raphael and Fridrich may be deemed to be members of a group that holds shared voting power with respect to 6,393,309 ordinary shares, which constitute approximately 59.8% of our outstanding ordinary shares, and holds shared dispositive power with respect to 5,356,878 ordinary shares, which constitute 50.1% of the outstanding ordinary shares. Accordingly, taking into account the shares directly held by Messrs. Nehama, Raphael (taking into account also shares held by the private company wholly-owned by him) and Fridrich, they may be deemed to beneficially own approximately 64.1%, 64% and 61.2%, respectively, of our outstanding ordinary shares. Each of Mr. Nehama and Nechama Investments disclaims beneficial ownership of the ordinary shares beneficially owned by Kanir. Each of Kanir, Kanir Ltd. and Messrs. Raphael and Fridrich disclaims beneficial ownership of the ordinary shares beneficially owned by Nechama Investments. A copy of the 2008 Shareholders Agreement was filed with the SEC on March 31, 2008 as Exhibit 14 to an amendment to a Schedule 13D and is not incorporated by reference herein.

(6)
Based upon a Schedule 13D/A filed with the SEC on December 22, 2010, on previous Schedule 13D filings by the persons referenced herein and on other information known to us. Bonstar, an Israeli company, currently holds 233,258 ordinary shares, which constitute approximately 2.2% of the outstanding ordinary shares. Bonstar is a limited partner of Kanir and assisted Kanir in the financing of the purchase of some of its ordinary shares. Accordingly, Bonstar may be deemed to be a member of a group with Kanir and its affiliates, although there are no agreements between Bonstar and either of such persons and entities with respect to the ordinary shares beneficially owned by each of them. Mr. Joseph Mor and Mr. Ishay Mor are the sole shareholders of Bonstar and Mr. Joseph Mor serves as the sole director of Bonstar. Messrs. Joseph Mor and Ishay Mor also hold, through a company jointly held by them, 175,000 ordinary shares, which constitute approximately 1.6% of the outstanding ordinary shares. By virtue of their control over Bonstar and the other company, Messrs. Joseph Mor and Ishay Mor may be deemed to indirectly beneficially own the 408,258 ordinary shares beneficially owned by Bonstar and by the other company, which constitute approximately 3.8% of the ordinary shares. Each of Bonstar and Messrs. Joseph Mor and Ishay Mor disclaims beneficial ownership of the ordinary shares beneficially owned by Kanir and Nechama Investments, except to the extent of their respective pecuniary interest therein, if any.

(7)
Based solely upon, and qualified in its entirety with reference to, a Schedule 13G/A filed with the SEC on January 24, 2013, reporting holdings as of December 31, 2012. According to the information included in such Schedule 13G/A, Zohar Zisapel is an Israeli citizen. The holdings of Mr. Zisapel consist of: (i) 841,726 ordinary shares held by the Mr. Zisapel and (ii) 250 ordinary shares held of record by Lomsha Ltd., an Israeli company controlled by Mr. Zisapel.

Significant Changes in the Ownership of Major Shareholders

In March 2010, Weiss Asset Management LP filed an amendment to its Schedule 13G with the SEC, noting that its holdings in our ordinary shares have decreased below 5%.

In October 2010, warrants to purchase 1,285,714 ordinary shares were exercised by Kanir and warrants to purchase 1,285,714 ordinary shares were exercised by Nechama Investments, all at an exercise price of $4 per share. In December 2010, warrants to purchase 423,677 were exercised by Shlomo Nehama, warrants to purchase 291,633 were exercised by Bank Leumi and warrants to purchase 84,691 were exercised by Bonstar, all at an exercise price of $3.5 per share. In January 2011, warrants to purchase 27,778 ordinary shares, at an exercise price of $6.5 per share, were exercised by one of the participants in the private placement held in 2007. As a result of these warrant exercises, the beneficial ownership of Shlomo Nehama and Kanir changed to 37.4% and 33.5%, respectively (due to the increase in the outstanding shares and the method of calculation of beneficial ownership).

In February 2012, Kanir transferred an aggregate of 751,658 ordinary shares to Hemi Raphael, a company controlled by Hemi Raphael, Ran Fridrich and Bonstar. As a result of such transfers, the beneficial ownership of Kanir decreased to 26.6%.

Record Holders

Based on a review of the information provided to us by our transfer agent and controlling shareholders, as of March 1, 2013, there were 59* record holders of ordinary shares, of which 25 represented United States* record holders holding approximately 30.47% of our outstanding ordinary shares (including approximately 29.87% of our outstanding ordinary shares held by the Depository Trust Company). This does not reflect persons or entities that hold ordinary shares in nominee or “street name” through various brokerage firms.
______________________
*           Including the Depository Trust Company.

2008 Shareholders Agreement

Pursuant to public filings made and information provided by Kanir and Nechama Investments and their affiliates, on March 24, 2008, Kanir and Nechama Investments entered into a shareholders agreement, or the 2008 Shareholders Agreement, with respect to their holdings of our ordinary shares. The following summary is based on public filings made by the parties to the 2008 Shareholders Agreement, which include a more detailed description of the 2008 Shareholders Agreement and a copy of such agreement and that are not incorporated by reference herein.

The parties to the 2008 Shareholders Agreement agreed to vote all our ordinary shares held by them as provided in the 2008 Shareholders Agreement. Where the 2008 Shareholders Agreement is silent as to a matter brought before our shareholders, the parties will agree in advance as to how they will vote. In the event that the parties do not reach an agreement regarding any such matter, they will vote all of their ordinary shares against such matter. In addition, the parties agreed to use their best efforts to amend our articles to require that, if so requested by at least two of our directors, certain matters, such as related party transactions and any material change in the scope of our business, will require the approval of a simple majority of the outstanding ordinary shares. At our annual shareholders meeting held on December 30, 2008, our shareholders approved the adoption of our Second Amended and Restated Articles, as requested by Kanir and Nechama Investments and that includes, among other things, the revisions contemplated in the 2008 Shareholders Agreement. For more information, see “Item 10.B: Memorandum of Association and Second Amended and Restated Articles.”

The parties to the 2008 Shareholders Agreement further agreed to use their best efforts to ensure that the composition of our Board will be in accordance with the agreements set forth therein.

The 2008 Shareholders Agreement also contains certain agreements with respect to the ordinary shares held by each party that constitute, from time to time, 25.05% of the outstanding ordinary shares and, in the aggregate, 50.1% of the outstanding ordinary shares (these shares are defined in the 2008 Shareholders Agreement as the Restricted Shares), including a lock-up period, right of first refusal, tag along and a buy/sell notice mechanism.

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

Encumbrances Placed on our Securities

 Pursuant to public filings made and information provided by Kanir and Nechama Investments and their affiliates, on March 27, 2008, each of Kanir and Nechama Investments entered into a separate five-year loan agreement with Israel Discount Bank Ltd. in order to finance the purchase of our ordinary shares and warrants to purchase our ordinary shares. As collateral for the loans, Israel Discount Bank Ltd. received a first-priority pledge over 2,692,892 ordinary shares, or 25.2% of the outstanding ordinary shares, held by Kanir and over 2,692,893 ordinary shares, or 25.2% of the outstanding ordinary shares, held by Nechama Investments. A default of either of Kanir and Nechama Investments under their agreements with Israel Discount Bank Ltd. could cause a foreclosure with respect to our ordinary shares subject to the pledge to such bank, which could result in a change of control of Ellomay. A summary of the loan agreement was filed by Kanir and Nechama Investments with the SEC on March 31, 2008 as Exhibit 17 to an amendment to a Schedule 13D and is not incorporated by reference herein.

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

For a further discussion of transactions and balances with related parties see "Item 6.B: Compensation," "Item 6.C: Board Practices" under "Indemnification, Exemption and Insurance of Executive Officers and Directors," “Item 10.C: Material Contracts” and Note 14 to our consolidated financial statements, which are included as a part of this report.

C.            Interests of Experts and Counsel

Not Applicable.

ITEM 8: Financial Information

A.            Consolidated Statements and Other Financial Information.

Consolidated Statements

Our consolidated financial statements are set forth in Item 18.

Legal Proceedings

The U.S. dollar amounts presented below are based on applicable conversion rates in effect as of December 31, 2012.

During 2002, a customer filed a lawsuit in China against our subsidiary alleging bad quality of products. The court ruled on April 2003 that the subsidiary should reimburse the customer with the amount of approximately $0.284 million. Following an appeal filed by the subsidiary, the court ruled in September 2003 in favor of the end-user. The subsidiary is in the process of liquidation since 2003 and has no assets; therefore the plaintiff has no remedy against the subsidiary. In October 2011 the customer declared its creditor’s rights as part of the process of the liquidation of the subsidiary in an aggregate amount of approximately $0.386 million, which includes interest up to the date of their demand. We responded rejecting the allegations made and the demands for payment by us of our subsidiary’s alleged debts. Based on management’s estimation and the assessment of our legal counsel, it is unlikely that we will be required to pay the amount ruled against the subsidiary in China. Therefore, no provision was recorded with respect to this claim.

In December 2003, Imagens Digitais Ltda., a client of NUR Do Brazil Ltda., filed a suit against NUR Do Brazil Ltda. and NUR America in Brazil, alleging that a machine purchased by it failed to perform. Imagens was seeking reimbursement of the purchase price paid by it in the amount of approximately $0.29 million. During 2006 we filed a counterclaim for the collection of unpaid invoices, which was settled between the parties in May 2010. In January 2010 the court dismissed the client’s suit and in June 2010 the client filed an appeal. In October 2010, following a motion filed by the defendant, the court decided to increase the amount of the claim (as legal expenses are determined based on the original amount of the claim) and an appeal filed by the customer in connection with this decision is currently pending. Based on management’s estimation and the assessment of our legal counsel, no provision was recorded with respect to the client’s claim.

In February 2007 a claim was filed against us and one of our former officers by a person claiming to have been an agent of the company in West Africa for commissions on sales of printers. The claim is for NIS 3 million ($0.804 million). We filed a statement of defense denying all claims, both with respect to the causes of action and with respect to the factual allegations in the claim. The plaintiff filed a motion with the Court to strike our Statement of Defense, which was rejected. The plaintiff filed an appeal to the Supreme Court. That motion was rejected in July 2010. In October 2012, the district court rendered its ruling and rejected the plaintiff’s claims in their entirety. In November 2012 an appeal was filed in the Supreme Court by the plaintiff. Written summaries will be submitted by the plaintiffs and by the defendants by September 2013 and November 4, 2013, respectively, and the plaintiffs may submit a response to the defendants' summaries by December 2013. A hearing has been scheduled at the Supreme Court for March 5, 2014. Based on management estimation and the assessment of its legal counsel no provision was recorded with respect to this claim.

In September 2010 a claim was filed with the Court of Brescia, Italy against us and against HP and several of its subsidiaries by a former client asking the declaration of invalidity or voidness or termination of the supply of agreements in connection with 5 printers purchased between 2004-2006 alleging the defectiveness of the printers (in particular, the lack of the essential safety qualifications and relevant certifications) and requesting damages in the aggregate amount of approximately Euro 2.5 million plus VAT (approximately $3.295 million plus VAT). We were sued based on past ownership of the seller of the printers, NUR Europe (which was sold to HP). We required that HP pay our legal fees in connection with this claim based on the settlement agreement executed with HP in July 2010. The parties reached a settlement in November 2012 and the case was dismissed. In addition, the Company reached a settlement with HP concerning the payment of legal fees.

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

B.            Significant Changes

Except as otherwise disclosed in this report, no significant changes have occurred since December 31, 2012.

ITEM 9: The Offer and Listing

A.            Offer and Listing Details

Stock Price History

The prices set forth below are high and low closing market prices for our ordinary shares as reported by OTC Markets, Inc. and the NYSE MKT, as applicable, for the fiscal year ended December 31 of each year indicated below, for each fiscal quarter indicated below, and for each month for the last six-month period. Such quotations reflect inter-dealer prices, without retail markup, markdown, or commission and may not necessarily represent actual transactions. Our ordinary shares were listed on the NYSE MKT under the symbol “ELLO” on August 22, 2011 and until such date were quoted in the over-the-counter market in the OTCQB market under the symbol “EMYCF.PK.”

All share prices have been retroactively adjusted to reflect the one-for-ten reverse share split effected on June 9, 2011.

	High (US)	Low (US)
Year
2008	$7.5	$4.7
2009	6.6	4.5
2010	7.5	5.1
2011	8.00	5.41
2012	7.7	4.25

2011
First Quarter	$7.2	$6.2
Second Quarter	8.0	6.0
Third Quarter	7.09	5.98
Fourth Quarter	6.00	5.41

2012
First Quarter	$6.55	$5.37
Second Quarter	7.70	5.64
Third Quarter	6.00	4.25
Fourth Quarter	6.00	4.95

2013
First Quarter (through March 20, 2013)	$7.47	$6.10

Most Recent Six Months
February 2013	$7.06	$6.45
January 2013	6.77	6.10
December 2012	6.00	5.55
November 2012	6.00	5.20
October 2012	5.10	4.95
September 2012	5.06	4.25

Due to the limited period since the listing of our ordinary shares on the NYSE MKT, our ordinary shares are not yet regularly covered by securities analysts and the media and the liquidity of our ordinary shares is very limited. Such limited liquidity could result in lower prices for our ordinary shares than might otherwise prevail and in larger spreads between the bid and asked prices for our ordinary shares.

B.            Plan of Distribution

Not Applicable.

C.            Markets

Our ordinary shares were listed on the NYSE MKT on August 22, 2011. Our trading symbol is “ELLO.”

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

Not Applicable.

B.	Memorandum of Association and Second Amended and Restated Articles

Set forth below is a brief description of certain provisions contained in the Memorandum of Association, the Second Amended and Restated Articles, adopted by our shareholders at our general meeting held on December 30, 2008, as amended through June 20, 2012, as well as certain statutory provisions of Israeli law. The Memorandum of Association and the Articles are incorporated by reference herein. The description of certain provisions does not purport to be a complete summary of these provisions and is qualified in its entirety by reference to such exhibits and to Israeli law.

Authorized Share Capital

Our authorized share capital is one hundred seventy million (170,000,000) New Israeli Shekels, divided into seventeen million (17,000,000) ordinary shares, NIS 10.00 par value per share.

Due to the fact that we were incorporated prior to 1999, the year the Companies Law was enacted, a special majority of 75% of the shares voting on the matter is generally required in order to amend our Memorandum, however, pursuant to our Memorandum, changes to our capital structure, such as an increase in our authorized capital, only require the vote of a majority of the shares voting on the matter.

As approved at our annual general meeting held on December 22, 2010, following the approval of our Board of Directors, we effected a ten-for-one reverse share split of our ordinary shares on June 9, 2011. All fractional shares resulting from such reverse split which were one-half share or more were increased to the next higher whole number of shares and all fractional shares which were less than one-half share were decreased to the next lower whole number of shares. The purpose of the reverse share split was to increase the price of our ordinary shares in order to enable us to meet the minimum bid price initial listing requirements of the NYSE MKT.

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

Our directors cannot vote approve compensation to themselves or any members of their body without the approval of our compensation committee and our shareholders. For more details concerning the approval process of Terms of Service and Employment of office holders see “Item 6.C: Board Practices” under “Compensation Committee.” Borrowing powers exercisable by the directors are not specifically outlined in our Articles.

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

The directors are elected annually at a general meeting of shareholders and remain in office until the next annual meeting at which time they retire, unless their office is previously vacated as provided in the Articles. A retiring director may be reelected. If no directors are elected at the annual meeting, all of the retiring directors remain in office pending their replacement at a general meeting. Holders of the ordinary shares do not have cumulative voting rights in the election of directors. Consequently, the holders of ordinary shares in the aggregate conferring more than 50% of the voting power, represented in person or by proxy, will have the power to elect all the directors. On March 24, 2008, in connection with the purchase of a controlling interest of our ordinary shares, Nechama Investments and Kanir entered into the 2008 Shareholders Agreement. Under the 2008 Shareholders Agreement, both parties agreed to vote all of our shares held by them as provided in the agreement and, where the agreement is silent, as the parties shall agree prior to any meeting of our shareholders. In addition, the 2008 Shareholders Agreement provides that in the event the parties do not reach an agreement regarding certain resolution proposed to our shareholders meeting, the parties shall vote all of their shares against such proposed resolution. For further information with respect to the 2008 Shareholders Agreement, see “Item 7.A: Major Shareholders” under the caption “2008 Shareholders Agreement.”

Following the adoption of the Articles at our general meeting of shareholders held on December 30, 2008, Article 25.5 provides that for so long as the 2008 Shareholders Agreement is in effect, at the written request of any two directors with respect to any proposed action or transaction (including certain related party transactions, any amendments to our Memorandum of Association or Articles, any merger or consolidation of the Company, any material change in the scope of our business, the voluntary liquidation or dissolution of the Company, approval of annual budget or business plan and material deviations therefrom and any change in signatory rights on behalf of the Company), such action or transaction shall require the approval of our general meeting by a resolution supported by members present, in person or by proxy, vested with at least 50.1% of our outstanding shares, or by such higher approval threshold as may be required by Israeli law.

Chairman of the Board

Our Articles provide that our Chairman of the Board shall have no casting vote, unless (i) the Chairman of the Board is then Mr. Shlomo Nehama and (ii) Nechama Investments, together with any Affiliates (as defined in our Articles) thereof, then holds at least 25.05% of our outstanding shares. Our Articles further provide that, notwithstanding the foregoing, in case Mr. Shlomo Nehama elects to exercise his casting vote in respect of a specific resolution brought before our Board, or the Triggering Resolution, then (a) prior to such exercise, Nechama Investments shall be required to trigger the “Buy Me Buy You” mechanism set forth in the 2008 Shareholders Agreement as an Offering Party (as defined in the 2008 Shareholders Agreement), whereby the Triggering Resolution will be pending until the consummation of the sale of the Restricted Shares (as defined in the 2008 Shareholders Agreement) of one party to the 2008 Shareholders Agreement to the other party of the 2008 Shareholders Agreement in accordance with such “Buy Me Buy You” mechanism; and (b) in the event that three (3) of the members of our Board so require, the Triggering Resolution shall be conditioned upon the approval of our General Meeting pursuant to Article 25.1 of the Articles (requiring a special majority of 50.1% of our outstanding shares). Upon a transfer of the Restricted Shares by Kanir to third party in accordance with the terms of the 2008 Shareholders Agreement, the casting vote of the Chairman of the Board shall expire.

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

Liability to Capital Calls

The liability of our shareholders for the indebtedness of the Company is limited to payment of the nominal value of the shares held by them.

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

“Extraordinary Transactions” (as such term is defined by the Companies Law and as set forth in “Item 6.C: Board Practices”) of a public company with its controlling shareholder or with another person if the controlling shareholder has a personal interest in such transaction, including certain private offering of securities in which the controlling shareholder has a personal interest, a transaction between a company and a controlling shareholder or her or his relative, directly or indirectly, including through a company controlled by her or him, relating to the receipt by the company of services from her or him, and, if such controlling shareholder or her or his relative are office holders, a transaction in connection with their Terms of Service and Employment or, if he or she is an employee of the company and not an office holder, a transaction of the company with such person in connection with his or her employment by the company, all require the approval of the audit committee, the board of directors and the shareholders. The shareholders approval of such a transaction requires a simple majority approval and the fulfillment of one of the following conditions: (i) at least a majority of the votes cast by shareholders who have no personal interest in the transaction and who vote on the matter are voted in favor of the transaction, or (ii) the votes cast by shareholders who have no personal interest in the transaction voted against the transaction do not represent more than two percent of the voting rights in the company. In addition, any such transaction with a term that exceeds three years requires approval as described above every three years, unless (with respect only to extraordinary transactions and not to other transactions that require the special approval process) the audit committee approves that a longer term is reasonable under the circumstances. For more information concerning the approval process and requirements in connection with the Terms of Service and Employment of controlling shareholders and their relatives see “Item 6.C: Board Practices” under “Compensation Committee.”

Pursuant to the Companies Regulations (Relief from Related Party Transactions), 2000, promulgated under the Companies Law, or the Relief Regulations, certain extraordinary transactions between a company and its controlling shareholder(s), certain undertakings of a company to its directors in connection with their terms of service and certain transactions between a company and its controlling shareholder(s) or their relatives in their capacity as office holders or employees of the company may be approved, if the conditions set forth in such regulations are met, without the requirement to obtain shareholder approval. The Relief Regulations require that the company’s audit committee and board of directors determine that the conditions set forth in the Relief Regulations are met. One of the alternative conditions for approving an extraordinary transaction with a controlling shareholder is that such transaction only benefits the company. Another available condition is that the transaction is in the ordinary course of business, on market terms, and does not harm the company. The relief provided by the Relief Regulations will not be available if one or more shareholders holding at least 1% of the issued and outstanding share capital of the company or of the company’s voting rights objects to the use by the company of such relief, provided that such objection is submitted to the company in writing not later than fourteen (14) days from the date in which the company reported the adoption of the resolution pursuant to the Relief Regulations to its shareholders. If such objection is duly and timely submitted, then the transaction or compensation arrangement will require shareholders’ approval as detailed above.

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

Annual and Extraordinary Meetings of our Shareholders

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

Limitations on the Rights to Own Securities in Our Company

Our Memorandum of Association and Articles and the laws of the State of Israel do not restrict in any way the ownership or voting of ordinary shares by non-residents, except that shares held by citizens of countries which are in a state of war with Israel will not confer any rights to their holders unless the Ministry of Finance consents otherwise.

Anti-takeover Provisions; Mergers and Acquisitions under Israeli Law

The Companies Law permits merger transactions with the approval of each party’s board of directors and generally requires shareholder approval as well. A merger with a wholly owned subsidiary does not require approval of the target company’s shareholders. A merger does not require approval of the surviving company’s shareholders if: (i) the merger does not require the adoption of amendments to the surviving company’s memorandum of association or articles and (ii) the surviving company does not issue more than 20% of its voting power in connection with the merger and as a result of the issuance no shareholder would become a controlling shareholder (for this purpose any securities convertible into shares of the surviving company that such person holds or that are issued to him in the course of the merger are deemed to have been converted or exercised). Shareholder approval of the surviving company would nevertheless be required if the other party to the merger, or a person holding more than 25% of the outstanding voting shares or means of appointing the board of directors of the other party to the merger, holds any shares of the surviving company. In accordance with the Companies Law, our Articles provide that a merger may be approved at a shareholders meeting by a majority of the voting power represented at the meeting, in person or by proxy, and voting on that resolution. The Companies Law provides that in determining whether the required majority has approved the merger, shares held by the other party to the merger, any person holding at least 25% of the outstanding voting shares or means of appointing the board of directors of the other party to the merger, or the relatives or companies controlled by these persons, are excluded from the vote. As described above, our Articles currently provide, under certain circumstances, including a merger of the Company, that two directors may require that, in addition to the majority prescribed by the Companies Law, a merger be approved by a resolution supported by shareholders present, in person or by proxy, vested with at least 50.1% of our outstanding shares. For additional voting requirements that may apply to us pursuant to Article 25.5 of our Articles in connection with a proposed merger see “Rights of Shareholders” above.

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

The Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 25% or greater shareholder of the company. This rule does not apply if there is already another 25% or greater shareholder of the company. Similarly, the Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would hold greater than a 45% interest in the company, unless there is another shareholder holding more than a 45% interest in the company. These requirements do not apply if, in general, the acquisition: (1) was made in a private placement that received shareholder approval as a private placement and was meant to grant the purchaser 25% or more of the voting rights of a company in which no other shareholder holds 25% or more of the voting rights, or to grant the purchaser more than 45% of the voting rights of a company in which no other shareholder holds more than 45% of the voting rights, (2) was from a 25% or greater shareholder of the company which resulted in the acquiror becoming a 25% or greater shareholder of the company, or (3) was from a shareholder holding more than a 45% interest in the company which resulted in the acquiror becoming a holder of more than a 45% interest in the company.

If, as a result of an acquisition of shares, the acquiror will hold more than 90% of a company’s outstanding shares, the acquisition must be made by means of a tender offer for all of the outstanding shares, or a full tender offer. A full tender offer is accepted if either: (i) holders of less than 5% of the outstanding shares do not accept the tender offer and more than half of the offerees who do not have a personal interest in accepting the tender offer accepted it, or (ii) holders of less than 2% of the outstanding shares do not accept the tender offer. If the full tender offer is not accepted, then the acquiror may not acquire shares in the tender offer that will cause his shareholding to exceed 90% of the outstanding shares.

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

 C.           Material Contracts

Management Services Agreement with Kanir and Meisaf

At the annual shareholders meeting held on December 30, 2008, our shareholders approved the terms of a management services agreement among us, Kanir and Meisaf, effective as of March 31, 2008, or the Management Services Agreement.

The Management Services Agreement provides, among other things, that Meisaf and Kanir, through their employees, officers and directors, will assist us in connection with the process of identifying and evaluating opportunities to acquire operations, otherwise provide us with management services and advise and provide assistance to our management concerning our affairs and business. It is further agreed that the management services will be provided primarily by Messrs. Nehama, Fridrich and Raphael.

In addition, the Management Services Agreement notes that Kanir’s and Meisaf’s representatives on our Board of Directors, Messrs. Nehama, Fridrich and Raphael, or other affiliates of such entities, serve and will continue to serve on our Board of Directors. In providing the Board services, the directors and the Chairman of the Board will be subject to any and all fiduciary and other duties applicable to them under law and under our Articles and they are required to dedicate as much time as reasonably necessary for the proper performance of such services.

In consideration of the performance of the management services and the Board services, we have agreed to pay to Meisaf and Kanir, in equal parts, an aggregate annual fee in the amount of $250,000, to be paid on a quarterly basis. Meisaf and Kanir will also be entitled to receive reimbursement for reasonable out-of-pocket business expenses borne by them in connection with the provision of the services, as customary in the Company. In connection with the Management Services Agreement, the Board representatives of Kanir and Mr. Nehama waived any director fees and options to purchase our ordinary shares they may be entitled to as a result of their service on our Board.

The Management Services Agreement was initially in effect until the earlier of: (i) the second anniversary of the effective date of the Agreement (March 31, 2010) or (ii) the termination of service of either of the Kanir and Nechama Investments affiliates on our Board of Directors. However, our Audit Committee, Board of Directors and finally our shareholders, at the annual meetings of shareholders held on December 30, 2009 and on December 22, 2010, approved a one-year extension to the Management Services Agreement. Our Audit Committee, Board and our shareholders, at our annual meeting of shareholders held on December 20, 2011, approved a three-year extension to the Management Agreement, so that it shall remain in effect until the earlier of: (i) March 31, 2015, or (ii) the termination of service of either of the Kanir and Nechama Investments affiliates on our Board of Directors.  Any revision or amendment of the Management Services Agreement, or extension of its term, will require the approvals set forth under applicable law and our Articles.

The foregoing description of the Management Agreement is only a summary and does not purport to be complete and is qualified by reference to the full text of the Management Agreement filed by us as Exhibit 4.5 under Item 19.

Agreements in connection with the Investment in Dori Energy

Summaries of the material agreements executed in connection with our investment in Dori Energy are included as Exhibits 4.14, 4.15 and 4.16 under Item 19, a summary of the Dori Addendum is included in “Item 4.B: Business Overview” and updates in connection with the Discount Agreement are included in “Item 5.B: Liquidity and Capital Resources.”

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

General Corporate Tax Structure

On July 14, 2009, the Knesset passed the Economic Efficiency Law (Legislation Amendments for Implementation of the 2009 and 2010 Economic Plan) – 2009, which provided, inter alia, a gradual reduction in the company tax rate to 18% as from the 2016 tax year. In accordance with the aforementioned amendments, the company tax rate in 2010 and 2011 was 25% and 24%, respectively.

On December 5, 2011 the Knesset approved the Law to Change the Tax Burden (Legislative Amendments) – 2011. According to the law the tax reduction that was provided in the Economic Efficiency Law, as aforementioned, was cancelled and the company tax rate will be 25% as from 2012.

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

U.S. Tax Considerations Regarding Ordinary Shares

The following is a general summary of the material United States federal income tax consequences relating to the acquisition, ownership and disposition of our ordinary shares by an investor that holds those shares as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended, or the Code. The summary is based on the tax laws of the United States, and existing final, temporary and proposed Treasury Regulations, Revenue Rulings and judicial decisions, as in effect on the date hereof, all of which are subject to prospective and retroactive changes, and to differing interpretations. The summary does not purport to address all federal income tax consequences that may be relevant to particular investors, and does not take into account the specific circumstances of any particular investors, some of which (such as tax-exempt entities, banks and financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, investors liable for alternative minimum tax, investors that own or are treated as owning 10% or more of our voting stock, investors that hold ordinary shares as part of a straddle, hedge, conversion transaction or other integrated transaction, U.S. expatriates and investors whose functional currency is not the U.S. dollar) may be subject to special tax rules. ACCORDINGLY, PERSONS CONSIDERING THE PURCHASE OF ORDINARY SHARES SHOULD CONSULT THEIR OWN TAX ADVISORS CONCERNING THE APPLICATION OF UNITED STATES FEDERAL INCOME TAX LAWS, AS WELL AS THE LAWS OF ANY STATE, LOCAL OR FOREIGN TAXING JURISDICTION, TO THEIR PARTICULAR SITUATIONS.

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

Taxation of U.S. Holders

Distributions on Ordinary Shares. Subject to the discussion in “Passive Foreign Investment Companies” below, distributions made by us with respect to ordinary shares generally will constitute dividends for federal income tax purposes and will be taxable to a U.S. Holder as a dividend to the extent of our undistributed current or accumulated earnings and profits (as determined for United States federal income tax purposes). Distributions in excess of our current and accumulated earnings and profits will be treated first as a nontaxable return of capital reducing the U.S. Holder’s tax basis in the ordinary shares, thus increasing the amount of any gain (or reducing the amount of any loss) which might be realized by such Holder upon the sale or exchange of such ordinary shares. Any such distributions in excess of the U.S. Holder’s tax basis in the ordinary shares will be treated as capital gain to the U.S. Holder and will be either long term or short term capital gain depending upon the U.S. Holder’s federal income tax holding period for the ordinary shares. Dividends paid by us generally will not be eligible for the dividends received deduction available to certain United States corporate shareholders under Code Sections 243 and 245. If you are a noncorporate U.S. Holder, dividends paid to you will be taxable to you at a maximum rate of 20% provided that you hold ordinary shares for more than 60 days during the 120-day period beginning 60 days before the ex-dividend date and meet other holding period requirements.

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

Passive Foreign Investment Company.  A foreign corporation generally will be treated as a “passive foreign investment company,” or PFIC, if, after applying certain “look-through” rules, either (i) 75% or more of its gross income is passive income or (ii) 50% or more of the average value of its assets is attributable to assets that produce or are held to produce passive income. Passive income for this purpose generally includes dividends, interest, rents, royalties and gains from securities and commodities transactions. The look-through rules require a foreign corporation that owns at least 25%, by value, of the stock of another corporation to treat a proportionate amount of assets and income as held or received directly by the foreign corporation. We must make a separate determination each year as to whether we are a PFIC. As a result, our PFIC status may change. The determination of whether or not we are a PFIC depends on the composition of our income and assets, including goodwill, from time to time.

Based on our income and/or assets, we believe that we were a PFIC from 2008 through 2010.  In addition, based on our assets, we believe that it is likely that we were a PFIC in 2011 and 2012 as well.  Since PFIC shares are subject to the PFIC rules even in future years in which we are no longer a PFIC, our ordinary shares will be PFIC shares with respect to any U.S. shareholder that held our shares in 2008, 2009 and 2010, 2011 and likely 2012.

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

If you hold ordinary shares in any year in which we are a PFIC, you would be required to file Internal Revenue Service Form 8621 regarding distributions received on the ordinary shares and any gain realized on the disposition of the ordinary shares as well as under certain other circumstances.

Annual reporting will be required by every PFIC shareholder when Treasury regulations are published. Please consult your tax advisor regarding your PFIC shareholder reporting obligation in connection with your investment.

United States return disclosure obligations (and related penalties) are imposed on U.S. individuals who hold certain specified foreign financial assets in excess of certain dollar thresholds.  The definition of specified foreign financial assets would include our ordinary shares, unless they are held in an account at a domestic financial institution.  Please consult with your tax advisor regarding the requirements of filing IRS Form 8938 under these rules.

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

ITEM 11: Quantitative and Qualitative Disclosures About Market Risk

We are exposed to a variety of risks, including foreign currency fluctuations and changes in interest rates. We regularly assess currency and interest rate risks to minimize any adverse effects on our business as a result of those factors and periodically use hedging transactions in order to attempt to limit the impact of such changes.

Inflation and Fluctuation of Currencies

See “Item 5.A: Impact of Inflation and Fluctuation of Currencies.” As the functional currency of our investment in the Italian and Spanish PV Plants is EUR, in order to manage the foreign exchange risk resulting from our PV operations we executed several forward transactions, three of which were realized during 2012 - one of approximately 1 million Euro with the exchange rate of 1.332 EUR/USD, another of approximately 1.9 million Euro with the exchange rate of 1.328 EUR/USD and another of approximately 5 million Euro with the exchange rate of 1.26 EUR/USD. These forward transactions were closed as of December 31, 2012 and resulted in a gain of approximately $ 0.1 million. During August and September 2012 we executed several additional forward transactions in the aggregate of approximately 2.5 million Euro with the exchange rates ranging 1.256 – 1.289 EUR/USD. These forward transactions will expire in February 2013.

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

In February 2012, a Euro 5.046 million interest swap transaction, with a decreasing notional principle amount based on the amortization table. The interest swap transaction is for a period of 18 years, semi-annually. Every payment date commencing on June 30, 2012 and until December 31, 2016, whereby we are the fixed rate payer (the fixed rate is set at 1.723%). Every payment date commencing on December 31, 2016 and until December 31, 2029, whereby we are the fixed rate payer (the fixed rate is set at 3.353%).

Sensitivity analysis

A change as of December 31, 2012 in the exchange rates of the following Euro against the USD, as indicated below would have increased (decreased) profit or loss and equity by the amounts shown below (after tax). This analysis is based on foreign currency exchange rate that we considered to be reasonably possible at the end of the reporting period. The analysis assumes that all other variables, in particular interest rates, remain constant.

	December 31, 2012
	Increase		Decrease
	Profit or loss	Equity	Profit or loss	Equity
	US$ thousands
Change in the exchange rate of:
5% in the Euro	(295)	(295)	295	295
5% in NIS	27	27	(27)	(27)

A change in interest rate would have increased (decreased) profit or loss by the amounts shown below:

	December 31, 2012	December 31, 2011
	Profit or loss	Profit or loss
	US$ thousands	US$ thousands
Increase of 1%	198	99
Increase of 3%	749	298
Decrease of 1%	(344)	(99)
Decrease of 3%	(653)	(239)

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

PART II

ITEM 13: Defaults, Dividend Arrearages and Delinquencies

Not Applicable.

ITEM 14: Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

ITEM 15: Controls and Procedures

(a) Disclosure Controls and Procedures

Our chief executive officer and chief financial officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended) as of the end of the period covered by this annual report, have concluded that, as of such date, our disclosure controls and procedures were effective to ensure that the information required in the reports that we file or submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and such information is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2012. In making this assessment, our management used the criteria in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Based on this assessment, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2012, our internal control over financial reporting is effective based on those criteria.

(c) Attestation Report of the Registered Public Accounting Firm

Not Applicable.

(d) Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2012 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16: Reserved

ITEM 16A: Audit Committee Financial Expert

In February 2010, our Board determined that it has at least one Audit Committee financial expert, as defined in Item 16A of Form 20-F, serving on the Audit Committee. Barry Ben Zeev has been designated as the Audit Committee financial expert and was also determined to be “independent” under the applicable SEC and NYSE MKT regulations. For additional information regarding Barry Ben Zeev’s financial experience, see “Item 6: Directors and Senior Management.”

ITEM 16B: Code of Ethics

We adopted a code of business conduct and ethics which is applicable to all of our officers, directors and employees, including our principal executive, financial and accounting officers and persons performing similar functions, or the Code of Ethics.

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

ITEM 16C: Principal Accountant Fees and Services

Fees paid to the Independent Registered Public Accounting Firm

Somekh Chaikin, an independent registered public accounting firm and a member of KPMG International, served as our principal independent registered public accounting firm since December 2011. Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, has served as our independent registered public accounting firm during 2011 until the appointment of Somekh Chaikin.

The following table sets forth, for each of the years indicated, the aggregate fees paid for professional audit services and other services rendered by our principal independent registered public accounting firms.

	2012	2011
Audit Fees(1)	$87	$93
Audit-Related Fees(2)		-
Tax Fees(3)	$32	$23
All Other Fees		-
Total	$119	$116
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

ITEM 16D: Exemptions from the Listing Standards for Audit Committees

Not Applicable.

ITEM 16E: Purchase of Equity Securities by the Company and Affiliated Purchasers

On September 25, 2011, our Board of Directors approved the repurchase of up to $3 million of our ordinary shares to be made from time to time in the open market.  This buyback program was valid until the end of 2012. The timing, volume and nature of share repurchases were at the sole discretion of our management, subject to the funds available for share repurchases under the Companies Law, and were dependent on market conditions, the price and availability of our ordinary shares, applicable securities laws and other factors. The Companies Law generally considers the repurchase of securities by a company as a “distribution” and requires such distribution to comply with the criteria applicable to distribution of dividends (for more information on such criteria see “Item 10.B: Memorandum of Association and Second Amended and Restated Articles”). The buyback program did not obligate us to acquire a specific number of shares in any period, and could be modified, suspended, extended or discontinued at any time, without prior notice. Due to Israeli regulatory considerations with respect to the funds available for share repurchases, we ceased repurchasing ordinary shares commencing July 1, 2012 and until the expiration date of the buyback program.

The following table sets forth the information with respect to repurchases of our ordinary shares during the year ended December 31, 2012. We believe all of these repurchases were made in full compliance with the anti-manipulation provisions of Rule 10b-18 promulgated under the Exchange Act.

Period	(a) Total Number of Shares Purchased (1)	(b) Average Price Paid per Share (2)	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs (3)
January 1 – January 31	9,350	$5.8388	9,350	$2,897,000
February 1 – February 29	5,600	$5.8837	5,600	$2,864,000
March 1 – March 31	34,522	$5.8539	34,522	$2,659,000
April 1 – April 30	21,748	$6.6967	21,748	$2,516,000
May 1 – May 31	4,635	$6.1252	4,635	$2,488,000
June 1 – June 30	1,000	$5.7868	1,000	$2,482,000
July 1 - July 31(4)	100	$5.9999	100	$0
Total	76,955		76,955
_______________________________
(1)	All ordinary shares were repurchased pursuant to the share buyback program approved in September 2011 and were made in open-market transactions.
(2)	In U.S. dollars. The average price per share excludes commissions.
(3)
In U.S. dollars. As noted above the buyback program reflected in the table terminated at the end of 2012 and we ceased repurchases on July 1, 2012. An aggregate amount of 85,655 ordinary shares were repurchased in connection with this program.

(4)	The information included herein represents a trade made on June 29, 2012 that settled on July 5, 2012.

ITEM 16F: Change in Registrant’s Certifying Accountants

There has been no change in our independent accountants during the two most recent fiscal years or any subsequent interim period, except as previously reported in our Annual Report on Form 20-F for the fiscal year ended December 31, 2011, and there have been no disagreements of the type required to be disclosed by Item 16F(b).

ITEM 16G: Corporate Governance

NYSE MKT Company Guide and Home Country Laws

Section 110 of the NYSE MKT Company Guide provides that the NYSE MKT will consider the laws, customs and practices of an issuer’s country of domicile, to the extent not contrary to the federal securities laws, regarding such matters as: (i) the election and composition of the board of directors; (ii) the issuance of quarterly earnings statements; (iii) shareholder approval requirements; and (iv) quorum requirements for shareholder meetings. If we wish to seek relief under these provisions we are required to provide written certification from independent local counsel that the non-complying practice is not prohibited by our home country law.

Our corporate governance practices currently differ from those followed by U.S. companies listed on the NYSE MKT in connection with the quorum required for shareholders meetings. While the NYSE MKT Company Guide requires a quorum for shareholder meetings of at least 33-1/3% of our outstanding ordinary shares, our Articles, as permitted by the Companies Law, provide for a quorum of two or more shareholders holding more than 25% of the total voting power attached to our shares and for a quorum of any two shareholders, present in person or by proxy at the subsequent adjourned meeting. For more information concerning the quorum requirements for shareholders meetings and adjourned shareholders meetings see “Item 10.B: Memorandum of Association and Second Amended and Restated Articles.”

In addition, under the Companies Law we may not be required to obtain shareholder approval for certain issuances of shares in excess of 20% of our outstanding shares, as would be required in certain circumstances by the NYSE MKT Company Guide. At this time, we do not have any intention to enter into any such transaction; however, we may in the future do so and opt to comply with the Companies Law, which may not require shareholder approval. Any such determination to follow the Companies Law’s requirements rather than the standards applicable to U.S. companies listed on NYSE MKT will be made by us based on the circumstances existing at the time approval is required.

Controlled Company

By virtue of the 2008 Shareholders Agreement, we are a “controlled company” as defined in Section 801 of the NYSE MKT Company Guide. As a result, we are exempt from certain of the NYSE MKT corporate governance requirements, including the requirement that a majority of the board of directors be independent, the requirement applicable to the nomination process of directors and the requirements applicable to the determination or recommendation of executive compensation by a committee comprised of independent directors or by a majority of the independent directors. We follow the requirements of the Companies Law with respect to these issues, including the requirement that we appoint two external directors, all as more fully described in “Item 6.C: Board Practices.”

If the “controlled company” exemptions would cease to be available to us under the NYSE MKT Company Guide, we may elect to follow “home country laws” (i.e. Israeli law) instead of some or all of the applicable NYSE MKT Company Guide requirements as described above.

ITEM 16H: Mine Safety Disclosure

Not Applicable.

PART III

ITEM 17: Financial Statements

Not Applicable.

ITEM 18: Financial Statements

See Financial Statements included at the end of this report.

ITEM 19: Exhibits

Number	Description
1.1	Memorandum of Association of the Registrant (translated from Hebrew), reflecting amendments through June 9, 2011*
1.2	Second Amended and Restated Articles of the Registrant, reflecting amendments through June 20, 2012
2.1	Specimen Certificate for ordinary shares(1)
4.1	1998 Share Option Plan for Non-Employee Directors
4.2	2000 Stock Option Plan
4.3	Form of Indemnification Agreement between the Registrant and its officers and directors
4.4	Form of Exemption Letter between the Registrant and its officers and directors
4.5	Management Services Agreement, by and among the Registrant, Kanir Joint Investments (2005) Limited Partnership and Meisaf Blue & White Holdings Ltd., effective as of March 31, 2008(2)
4.6
Engineering Procurement & Construction Contract for the Construction of a Photovoltaic System in Cingoli, between Ellomay PV One S.R.L. and Ecoware S.p.A., dated March 4, 2010 (portions translated from Italian)(3)*

4.7
Engineering Procurement & Construction Contract for the Construction of a Photovoltaic System in Senigallia, between Ellomay PV One S.R.L. and Ecoware S.p.A., dated March 4, 2010 (portions translated from Italian)(3)*

4.8	Side Agreement, between Ellomay PV One S.R.L. and Ecoware S.p.A., dated March 5, 2010(4)
4.9	Giaché Building Right Agreement (summary of Italian version)(5)*
4.10	Massaccesi Building Right Agreement (summary of Italian version)(5)*
4.11	Settlement Agreement and Release, dated July 27, 2010, between Ellomay Capital Limited and Hewlett-Packard Company(5)
4.12	Troia 8 Building Right Agreement (summary of Italian version)(5)*
4.13	Troia 9 Building Right Agreement (summary of Italian version)(5)*
4.14	Investment Agreement, among U. Dori Group Ltd., U. Dori Energy Infrastructures Ltd. and Ellomay Clean Energy Ltd. , dated November 25, 2010 (summary of Hebrew version)(5)*
4.15	Shareholders Agreement, among U. Dori Group Ltd., Ellomay Clean Energy Ltd. and U. Dori Energy Infrastructures Ltd., dated November 25, 2010 (summary of Hebrew version)(5)*
4.16	Agreement, between U. Dori Energy Infrastructures Ltd. and Israel Discount Bank Ltd., dated January 26, 2011 (summary of Hebrew version)(5)*
4.17
Engineering Procurement & Construction Contract for the Construction of a Photovoltaic Plant, between Urbe Techno S.r.l. and Pedale S.r.l., dated March 25, 2011 (portions translated or summarized from Italian)(includes a summary of the Building Rights Agreement)(5)*

4.18	Acquafresca Building Right Agreement (summary of Italian version)(1)*
4.19	D’Angella Building Right Agreement (summary of Italian version)(1)*

Number	Description
4.20	Rinconada II Building Right Agreement (summary of Spanish version)(1)*
8	List of Subsidiaries of the Registrant
12.1	Certification of Principal Executive Officer required by Rule 13a-14(a) and Rule 15d-14(a) (Section 302 Certification)
12.2	Certification of Principal Financial Officer required by Rule 13a-14(a) and Rule 15d-14(a) (Section 302 Certification)
13	Certification of Principal Executive Officer and Principal Financial Officer required by Rule 13a-14(b) and Rule 15d-14(b) (Section 906 Certification)
15.1	Consent of Somekh Chaikin
15.2	Consent of BDO
15.3	Consent of Kost Forer Gabbay & Kasierer

_____________________________________

*	The original language version is on file with the Registrant and is available upon request.

(1)	Previously filed with the Registrant’s Form 20-F for the year ended December 31, 2011 and incorporated by reference herein.
(2)	Previously filed with the Registrant’s Form 6-K dated December 1, 2008 and incorporated by reference herein.
(3)	Previously filed with Amendment No. 2 to the Registrant’s Form 20-F for the year ended December 31, 2009 and incorporated by reference herein.
(4)	Previously filed with the Registrant’s Form 20-F for the year ended December 31, 2009 and incorporated by reference herein.
(5)	Previously filed with the Registrant’s Form 20-F for the year ended December 31, 2010 and incorporated by reference herein.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Ellomay Capital Ltd.

By:	/s/ Ran Fridrich
Ran Fridrich
Chief Executive Officer and Director

Dated: March 25, 2013

Ellomay Capital Ltd. and its Subsidiaries Consolidated Financial Statements As at December 31, 2012

Ellomay Capital Ltd. and its Subsidiaries

Consolidated Financial Statements as at December 31, 2012

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Ellomay Capital Ltd.

We have audited the accompanying consolidated statements of financial position of Ellomay Capital Ltd. and its subsidiaries (hereinafter  the "Company") as of December 31, 2012 and 2011, and the related consolidated statements of comprehensive income (loss), changes in equity and cash flows for each of the years in the two-year period ended December 31, 2012. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We did not audit the financial statements of a consolidated subsidiary which statements reflect total assets constituting 8 percent and total revenues constituting 6 percent in 2012 of the related consolidated totals. Those financial statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for such company, is based solely on the reports of the other auditor.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditors provide a reasonable basis for our opinion.

In our opinion based on our audits and the report of other auditors, the consolidated financial statement referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2012 and 2011 and the consolidated results of their operations and their cash flows for each of the years in the two-year period ended December 31, 2012, in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

/s/ Somekh Chaikin
Somekh Chaikin
Certified Public Accountants (Isr.)
Member firm of KPMG International

Tel-Aviv, Israel
March 25, 2013

[BDO Auditores, S.L. letterhead]

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Ellomay Capital Ltd.

We have audited the accompanying consolidated statement of financial position of Ellomay Spain, S.L. and subsidiaries as of December 31, 2012, and the related consolidated statement of comprehensive loss, consolidated changes in equity and consolidated cash flows for the six month period then ended. These consolidated financial statements are the responsibility of the Ellomay Spain, S.L. management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but nor for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statements presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion the consolidated financial statement referred to above present fairly, in all material respects, the consolidated financial position of Ellomay Spain, S.L. and subsidiaries as of December 31, 2012 and the consolidated results of its operations and its cash flow for the six month period then ended, in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

/s/ BDO Auditores, S.L.
BDO Auditores S.L.

Madrid, Spain
March 22, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

ELLOMAY CAPITAL LTD.

We have audited the accompanying consolidated statements of comprehensive income, changes in equity and cash flows of Ellomay Capital Ltd. (the "Company") and its subsidiaries for the year ended December 31, 2010. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated results of  operations of the Company and its subsidiaries and their cash flows for the year ended December 31, 2010, in conformity with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB").

/s/ Kost Forer Gabbay & Kasierer
Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
April 14, 2011	A Member of Ernst & Young Global

Ellomay Capital Ltd. and its Subsidiaries

Consolidated Statements of Financial Position as at

		December 31	December 31
		2012	2011
	Note	US$ in thousands
Assets

Current assets:

Cash and cash equivalents	3	33,292	28,917
Short-term deposits		5,290	10,000
Restricted cash	4	8,085	15,688
Trade receivables		95	88
Other receivables and prepaid expenses	5	4,436	6,875
		51,198	61,568
Non-current assets

Investment in equity accounted investees	6	19,198	12,995
Financial asset	6	485	52
Property, plant and equipment	7	53,860	48,638
Restricted cash	4	3,253	2,974
Other assets		746	165
		77,542	64,824

Total assets		128,740	126,392

Liabilities and Equity

Current liabilities

Loans and borrowings	9	7,044	12,129
Accounts payable		1,926	2,790
Accrued expenses and other payables	8	14,051	14,593
Liabilities attributed to discontinued operations	1B	200	200
		23,221	29,712
Non-current liabilities

Finance lease obligations	10	6,898	6,114
Long-term loans	11	11,680	5,115
Other long-term liabilities	12	3,827	1,344
Excess of losses over investment in equity accounted investee		-	46
		22,405	12,619

Total liabilities		45,626	42,331

Equity
Share capital		26,180	26,180
Share premium		76,410	76,403
Treasury shares		(522)	(49)
Reserves		(1,884)	(3,504)
Accumulated deficit		(17,079)	(14,969)
Attributed to owners of the Company's equity rights		83,105	84,061
Non-Controlling Interest		9

Total equity		83,114	84,061

Total liabilities and equity		128,740	126,392

The accompanying notes are an integral part of the consolidated financial statements.

Ellomay Capital Ltd. and its Subsidiaries

Consolidated Statement of Comprehensive Income (Loss)

		For the year ended December 31
		2012	2011	2010
	Note	US$ in thousands (except per share data)
Revenues		8,890	6,114	-
Operating expenses		(1,954)	(1,391)	-
Depreciation expenses	17B	(2,717)	(1,777)	-
Gross profit		4,219	2,946	-

General and administrative expenses	17C	(3,110)	(3,102)	(3,211)
Capital loss		(394)	-	-
Operating Profit (Loss)		715	(156)	(3,211)

Financing income	17A	696	1,971	1,076
Financing income (expenses) in connection with SWAP contracts	17A	(2,157)	(2,601)	404
Financing expenses	17A	(2,166)	(608)	(80)
Financing income (expenses), net		(3,627)	(1,238)	1,400
Company’s share of losses of investee accounted for at equity		(232)	(596)	(66)

Loss before taxes on income		(3,144)	(1,990)	(1,877)
Tax benefit	18	1,011	1,018	44

Loss from continuing operations		(2,133)	(972)	(1,833)
Income from discontinued operations, net of tax		-	-	7,035

Net income (loss) for the year		(2,133)	(972)	5,202

Income (Loss) attributable to:

Owners of the Company		(2,110)	(972)	5,202
Non-controlling interests		(23)	-	-

Net income (loss) for the year		(2,133)	(972)	5,202

Other comprehensive income (loss)
Foreign currency translation adjustments		1,620	(3,698)	194

Total other comprehensive income (loss)		1,620	(3,698)	194

Total comprehensive income (loss)		(513)	(4,670)	5,396

Basic net earnings (loss) per share
Loss from continuing operations		(0.2)	(0.09)	*(0.2)
Earnings from discontinued operations		-	-	*0.9

Net earnings (loss)	19	(0.2)	(0.09)	*0.7

Diluted net earnings (loss) per share
Loss from continuing operations		(0.2)	(0.09)	*(0.2)
Earnings from discontinued operations		-	-	*0.8

Net earnings (loss)	19	(0.2)	(0.09)	*0.6

*   Adjusted for 1:10 reverse split – see Note 15E.

The accompanying notes are an integral part of the consolidated financial statements.

Ellomay Capital Ltd. and its Subsidiaries

Consolidated Statements of Changes in Equity

	Attributable to owners of the Company						Non- controlling interests	Total Equity
					Translation
					reserve
					from
	Share	Share	Accumulated	Treasury	Foreign
	capital	premium	deficit	shares	Operations	Total
	US$ in thousands
Balance as at
January 1, 2012	26,180	76,403	(14,969)	(49)	(3,504)	84,061	-	84,061
Loss for the year	-	-	(2,110)	-	-	(2,110)	(23)	(2,133)
Other comprehensive loss	-	-	-	-	1,620	1,620	*	1,620
Total comprehensive loss	-	-	(2,210)	-	1,620	(490)	(23)	(513)
Transactions with owners
of the Company, recognized
directly in equity:
Treasury shares	-	-	-	(473)	-	(473)	-	(473)
Cost of share-based	-	7	-	-	-	7	-	7
Payment
Non-controlling interests in respect of business combination	-	-	-	-	-	-	32	32
Balance as at
December 31, 2012	26,180	76,410	(17,079)	(522)	(1,884)	83,105	9	83,114

Balance as at
January 1, 2011	26,103	76,266	(13,997)	-	194	88,566	-	88,566
Loss for the year	-	-	(972)	-	-	(972)	-	(972)
Other comprehensive loss	-	-	-	-	(3,698)	(3,698)	-	(3,698)
Total comprehensive loss	-	-	(972)	-	(3,698)	(4,670)	-	(4,670)
Transactions with owners
of the Company, recognized
directly in equity:
Treasury shares	-	-	-	(49)	-	(49)	-	(49)
Exercise of warrants	77	105	-	-	-	182	-	182
Cost of share-based
payments	-	32	-	-	-	32	-	32
Balance as at
December 31, 2011	26,180	76,403	(14,969)	(49)	(3,504)	84,061	-	84,061

Balance as at
January 1, 2010	16,820	72,407	(19,199)	-	-	70,028	-	70,028
Net income	-	-	5,202	-	-	5,202	-	5,202
Other comprehensive	-	-	-	-	-	-	-	-
Income	-	-	-	-	194	194	-	194
Total comprehensive
income	-	-	5,202	-	194	5,396	-	5,396
Transactions with owners
of the Company, recognized
directly in equity:
Exercise of warrants	9,283	3,803	-	-	-	13,086	-	13,086
Cost of share-based
payments	-	56	-	-	-	56	-	56
Balance as at
December 31, 2010	26,103	76,266	(13,997)	-	194	88,566	-	88,566

*       Less than $1 thousand

The accompanying notes are an integral part of the consolidated financial statements.

Ellomay Capital Ltd. and its Subsidiaries

Consolidated Statements of Cash Flows

	For the year ended December 31
	2012	2011	2010
	US$ in thousands
Cash flows from operating activities

Net income (loss)	(2,133)	(972)	5,202
Income from discontinued operations	-	-	(7,035)
Loss from continuing operations	(2,133)	(972)	(1,833)

Adjustments for:

Depreciation	2,717	1,777	22
Loss from disposal of fixed assets, net of insurance income	338	-	-
Interest income, net	(438)	(436)	(611)
Interest received	553	582	412
Interest paid	(1,274)	(322)	-
Taxes on income paid	(55)	-	-
Increase (decrease) in derivatives	2,068	2,326	(404)
Cost of share-based payment	7	32	56
Share of losses of investee accounted for at equity method	232	596	66

Capital loss	394	-	-
Deferred tax	(197)	(144)	-
Decrease (increase) in other receivable and prepaid expenses	4,278	(6,285)	(2,424)
Increase in trade receivables	(1)	(95)	-
Decrease (increase) in other assets	(11)	345	(373)
Increase in accrued severance pay, net	6	17	-
Increase (decrease) in accounts payable	(122)	(35)	2,815
Decrease in other payables and accrued expenses	(456)	(540)	(2,161)
	8,039	(2,182)	(2,602)

Net cash used in operating activities from
continuing operations	5,906	(3,154)	(4,435)
Net cash provided by (used in) operating activities from
discontinued operations	-	112	(432)

Net cash provided by (used in) operating activities	5,906	(3,042)	(4,867)

The accompanying notes are an integral part of the consolidated financial statements.

Ellomay Capital Ltd. and its Subsidiaries

Condensed Consolidated Interim Statements of Cash Flows (cont'd)

	For the year ended December 31
	2012	2011	2010
	US$ in thousands
Cash flows from investing activities:

Purchase of property and equipment	(1,212)	(24,937)	(14,765)
Acquisition of subsidiary, net of cash acquired (see note 6F)	(6,472)	-	-
Advance on account of investment	-	-	(3,546)
Investment in equity accounted investees	(6,481)	(10,765)	-
Disposal of an investee accounted for at equity method	114	-	-
Investment (proceeds) from long-term deposits, net	4,710	-	(400)
Settlement of forward contract	112	465	-
Deposit (proceeds) from restricted cash, net	7,379	(17,560)	(728)
Investment (Proceeds) from short-term bank deposits	-	(10,000)	-

Net cash used in investing activities
from continuing operations	(1,850)	(62,797)	(19,439)
Net cash generated from investing activities from
discontinued operations	-	-	7,280

Net cash provided by (used in) investing activities	(1,850)	(62,797)	(12,159)

Cash flows from financing activities:

Short-term loans, net	(5,821)	12,914	-
Repayment of Long-term loans and financial lease obligation	(1,286)	-	-
Treasury shares	(473)	(49)	-
Proceeds of financial lease obligation	1,086	2,166	5,228
Proceeds of long-term loans	6,460	5,808	-
Proceeds from warrants exercised	-	182	13,086

Net cash provided by (used in) financing activities from
continuing operations	(34)	21,021	18,314

Net cash generated from financing activities	(34)	21,021	18,314

Exchange differences on balances of cash and
cash equivalents	353	(2,848)	15

Increase (decrease) in cash and cash equivalents	4,375	(47,666)	1,303
Cash and cash equivalents at the beginning of year	28,917	76,583	75,280

Cash and cash equivalents at the end of the year	33,292	28,917	76,583

The accompanying notes are an integral part of the consolidated financial statements.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2012

Note 1 – General

A.
Ellomay Capital Ltd. (hereinafter - the "Company") (formerly: NUR Macroprinters Ltd.), an Israeli Company that operates in the photovoltaic industry in Italy and Spain and has invested in several Israeli entities and whose plan of operation is to operate in the Italian and Spanish PV field and manage its investments in the Israeli market and with respect to the remaining funds the Company holds, to identify and evaluate additional suitable business opportunities in the energy and infrastructure fields, including in the renewable energy field, through direct or indirect investment in energy manufacturing plants and through acquisition of all or part of an existing business, pursuing business combinations or otherwise.

The securities of the Company are listed on the NYSE MKT. The address of the Company’s registered office is 9 Rothschild Blvd., Tel Aviv, Israel.

B.
Until February 29, 2008, the Company and its subsidiaries developed, manufactured, sold and provided support services for digital wide format and super-wide format printing systems for on-demand, short-run printing as well as related consumable products. On February 29, 2008 the sale of this business to Hewlett-Packard Company ("HP" and the "HP Transaction") was consummated. The aggregate consideration in connection with the HP Transaction amounted to $122.6 million. Of the total consideration, an amount of $0.5 million was withheld in connection with the obligation of one our subsidiaries that were sold to HP with respect to the government grants and an amount of $14.5 million was deposited into an escrow account to secure our indemnity obligations. Following the submission of the claims and responses and negotiations between us and HP in connection with the funds deposited in the escrow account, the Company executed a settlement agreement with HP on July 27, 2010 and received approximately $7.2 million (plus accrued interest) out of the $14.5 million that were deposited in the escrow account.

As of December 31, 2012, the Company has an accrued liability of approximately $ 200 thousands in connection with payments it expects to make to some of its former employees as part of the compensation previously approved in connection with the HP Transaction.

Assets and liabilities amounts, operating results and cash flows attributed to the digital wide format and super-wide format printing business were presented as discontinued operations and are expected to be settled in one to two years.

The breakdown of current assets and liabilities attributed to discontinued operations of the Company is as follows:

	December 31	December 31
	2012	2011
	US$ thousands	US$ thousands
Liabilities
Accrued expenses and other liabilities	200	200

Total Liabilities	200	200

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2012

Note 1 – General (cont’d)

C.	Definitions:

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

Related party - Within its meaning in IAS 24 (2009), "Related Party Disclosures".

Dollar - The US dollar.

Note 2 – Significant Accounting Policies

A.	Basis of preparation of the financial statements

1.	The consolidated financial statements of the Company as of December 31, 2012 have been prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the IASB.

The Company adopted IFRS for the first time in 2010, with the date of transition to IFRS being January 1, 2009.

The consolidated financial statements were authorized for issue on March 25, 2013.

2.	Consistent accounting policies

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements. They also have been applied in preparing an opening IFRS balance sheet as of January 1, 2009, for the purposes of the transition to IFRS, as required by first time adoption of IFRS (IFRS 1).

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2012

Note 2 – Significant Accounting Policies (cont’d)

A.	Basis of preparation of the financial statements (cont’d)

3.	Measurement basis

The consolidated financial statements have been prepared on the historical cost basis, except for the following:

(i)	Investment in investee accounted for using the equity method;

(ii)	Derivative financial instruments at fair value through profit or loss; and

(iii)	Provision for tax uncertainties

B.	Significant accounting judgments, estimates and assumptions used in the preparation of the financial statements

The preparation of the Company's consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts recognized in the financial statements. However, uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of the asset or liability affected in future periods. Estimates and underlying assumptions are reviewed on an ongoing basis. The changes in accounting estimates are recognized in the period of the change in estimate.

The key assumptions made in the financial statements concerning uncertainties at the balance sheet date and the critical estimates computed by the Company that may cause a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below:

Legal claims
When assessing the possible outcomes of legal claims that were filed against the Company and its subsidiaries, the Company relied on the assessments of legal counsel. The assessments of legal counsel are based on the best of their professional judgment, and take into consideration the current stage of the proceedings and the legal experience accumulated with respect to the various matters. As the results of the claims will ultimately be determined by the courts, they may be different from such estimates. See Note 13D.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2012

Note 2 – Significant Accounting Policies (cont’d)

B.	Significant accounting judgments, estimates and assumptions used in the preparation of the financial statements (cont’d)

Classification of leases:
In order to determine whether to classify a lease as finance or operating lease, the Company evaluates whether the lease transfers substantially all the risks and benefits incidental to ownership of the leased asset. In this respect, the Company evaluates such criteria as the existence of a "bargain" purchase option, the lease term in relation to the economic life of the asset and the present value of the minimum lease payments in relation to the fair value of the asset.

Uncertain tax positions:
The Company recognizes a provision for tax uncertainties. In determining the amount of the provision, assumptions and estimates are made in relation to the probability that the position will be sustained upon examination and the amount that is likely to be realized upon settlement, using the facts, circumstances, and information available at the reporting date. The Company records an additional tax charge in a period in which it determines that a recorded tax liability is less than it expects ultimate assessment to be. The application of tax laws and regulations is subject to legal and factual interpretation, judgment and uncertainty. Tax laws and regulations themselves are subject to change as a result of changes in fiscal policy, changes in legislation, the evaluation of regulations and court rulings. Therefore, the actual tax liability may be materially different from the Company's estimates, which could result in the need to record additional tax liabilities or potentially reverse previously recorded tax liabilities.

Purchase price allocation:
The Company is required to allocate the purchase price of investment in an investee to the assets and liabilities of this investee, on the basis of its estimated fair value. In material acquisitions the Company engages independent valuers to assist it in determining the fair value of these assets and liabilities. This valuation requires management to use significant estimates and assumptions. The intangible assets that were recognized with the assistance of valuers include the customer portfolio. Critical estimates that were used to value certain assets include, inter alia, the cash flows expected from the customer portfolio. Management's assessments regarding the fair value and useful life are based on assumptions management considered reasonable, but involve uncertainty, therefore actual results may be different. See Note 6A(1) and 6F.

Fair value measurement of non-trading derivatives
Within the scope of the valuation of derivative not traded on an active market, management makes assumptions about unobserved data using valuation model. For information on a sensitivity analysis of level 3 financial instruments carried at fair value see Note 20F (5) regarding financial instruments.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2012

Note 2 – Significant Accounting Policies (cont’d)

C.	Functional and presentation currency

1.
These consolidated financial statements are presented in US dollar which is the Company's functional currency, and have been rounded to the nearest thousand. The US dollar is the currency that represents the principal economic environment in which the Company operates.

2.
The functional currency is examined for the Company and for each of the subsidiaries separately. The functional currency of the Company's Italian and Spanish subsidiaries' was determined to be the EURO and for the equity investment it was determined to be the NIS.

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

e)	All resulting translation differences are recognized as a separate component of other comprehensive income (loss) in equity "foreign currency transaction adjustments".

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

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2012

Note 2 – Significant Accounting Policies (cont’d)

D.	Change in classification

During the current year the Company changed the income statement classification of depreciation expense on certain office space from general and administrative expense to operating expenses to reflect more appropriately the way in which economic benefits are derived from the use of the office space.

Comparative amounts were reclassified for consistency, which resulted in $ 23 thousand being reclassified from general and administrative expenses to selling and marketing expenses in 2011.

This classification did not have any effect on the profit (loss) for the year.

E.	Basis of consolidation and equity method accounting

1.	Subsidiaries

The consolidated financial statements comprise the financial statements of the Company and its subsidiaries as of December 31, 2012 and 2011. The Company holds 100% of all subsidiaries, except for Ellomay Spain which is held at 85%. See Note 6F.

2.	Transactions eliminated upon consolidation

Intercompany balances and transactions, and any unrealized income and expenses arising from Intercompany transactions, are eliminated in preparing the consolidated financial statements. Unrealized gains arising from transactions with associates and jointly controlled entities are eliminated against the investment to the extent of the Company’s interest in these investments. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

3.	Investment in associates entities (equity accounted investees)

Associates are those entities in which the Company has significant influence, but not control, over the financial and operating policies. In assessing significant influence, potential voting rights that are currently exercisable or convertible into shares of the investee are taken into account.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2012

Note 2 – Significant Accounting Policies (cont’d)

E.	Basis of consolidation and equity method accounting (cont’d)

Associates entities are accounted for using the equity method (equity accounted investees) and are recognized initially at cost. The cost of the investment includes transaction costs. When a company first obtains significant influence in an investment that was accounted for as available-for-sale until the date of obtaining significant influence, accumulated other comprehensive income in respect of that investment is transferred at that date to profit or loss. The consolidated financial statements include the Company’s share of the income and expenses in profit or loss and of other comprehensive income of equity accounted investees, after adjustments to align the accounting policies with those of the Company, from the date that significant influence commences until the date that significant influence ceases.

When the Company’s share of losses exceeds its interest in an equity accounted investee, the carrying amount of that interest, including any long-term interests that form a part thereof, is reduced to zero. When the Company’s share of long-term interests that form a part of the investment in the investee is different from its share in the investee’s equity, the Company continues to recognize its share of the investee’s losses, after the equity investment was reduced to zero, according to its economic interest in the long-term interests,. The recognition of further losses is discontinued except to the extent that the Company has an obligation or has made payments on behalf of the investee.

4.	Business combinations

The Company implements the acquisition method to all business combinations. The acquisition date is the date on which the acquirer obtains control over the acquiree. Control is the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that are currently exercisable are taken into account. The Company exercises discretion in determining the acquisition date and whether control has been obtained.

The consideration transferred includes the fair value of the assets transferred to the previous owners of the acquiree, the liabilities incurred by the acquirer to the previous owners of the acquiree and equity instruments that were issued by the Company. In a step acquisition, the difference between the acquisition date fair value of the Company’s pre-existing equity rights in the acquiree and the carrying amount at that date is recognized in profit or loss under other income or expenses.

Costs associated with the acquisition that were incurred by the acquirer in the business combination such as: finder’s fees, advisory, legal, valuation and other professional or consulting fees, other than those associated with an issue of debt or equity instruments connected to the business combination, are expensed in the period the services are received.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2012

Note 2 – Significant Accounting Policies (cont’d)

E.	Basis of consolidation and equity method accounting (cont’d)

5.	Non-controlling interests

Non-controlling interests comprise the equity of a subsidiary that cannot be attributed, directly or indirectly, to the parent company.

Measurement of non-controlling interests on the date of the business combination

Non-controlling interests that are instruments that give rise to a present ownership interest and entitle the holder to a share of net assets in the event of liquidation (for example: ordinary shares), are measured at the date of the business combination at their proportionate interest in the identifiable assets and liabilities of the acquiree, on a transaction-by-transaction basis.

Allocation of comprehensive income to the shareholders

Profit or loss and any part of other comprehensive income are allocated to the owners of the Company and the non-controlling interests. Total comprehensive income is allocated to the owners of the Company and the non-controlling interests even if the result is a negative balance of non-controlling interests.

F.	Cash and cash equivalents

Cash and cash equivalents are comprised of cash at hand, and unrestricted short-term deposits with original maturity of three months or less from the date of acquisition, that are redeemable on demand without penalty and that form part of the Company's cash management. Cash and cash equivalents value is as provided by bank statements and due to the short maturity approximates the fair value.

G.	Short term deposits

Short-term bank deposits are deposits with an original maturity of more than three months but less than one year from the date of deposit.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2012

Note 2 – Significant Accounting Policies (cont’d)

H.	Property, plant and equipment

(1)	Recognition and measurement

Property, plant and equipment items are measured at cost less accumulated depreciation and accumulated impairment losses.

Cost includes expenditures that are directly attributable to the acquisition of the asset.

Project licenses included in the cost of photovoltaic plants.

(2)	Depreciation

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

The estimated useful lives are as follows:

	%	Mainly %

Office furniture and equipment	6-33	33
Photovoltaic plants in Spain	4	4
Photovoltaic plants in Italy	5	5
Leasehold improvements	Over the shorter of the lease period or the life of the asset	7

Depreciation methods and, useful lives are reviewed at each financial year-end and adjusted if appropriate.

The estimated useful life of the project licenses that are carried at cost of photovoltaic plants is 20 years for the Italian subsidiaries and 25 years for the Spanish subsidiary.

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

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2012

Note 2 - Significant Accounting Policies (cont’d)

I.	Financial instruments

Non-derivative Financial assets:

The Company's financial assets include cash and cash equivalents, short term and long term deposits, restricted cash, trade receivables and other receivables and prepaid expenses.

The Company initially recognizes loans and receivables and deposits on the date that they are created. Financial assets are derecognized when the contractual rights of the Company to the cash flows from the asset expire, or the Company transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred.

Loans and receivables
Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition loans and receivables are measured at amortized cost using the effective interest method, less any impairment losses.

Loans and receivables comprise cash and cash equivalents, trade and other receivables.

Cash and cash equivalents include cash balances available for immediate use and call deposits. Cash equivalents include short-term highly liquid investments (with original maturities of three months or less) that are readily convertible into known amounts of cash and are exposed to insignificant risks of change in value.

Financial liabilities:

The Company has the following financial liabilities: loans and borrowings, accounts payables, accrued expenses and other payables, finance lease obligation, long-term loans and other long term liabilities.

All other financial liabilities are recognized initially on the trade date at which the Company becomes a party to the contractual provisions of the instrument. Financial liabilities (other than financial liabilities at fair value through profit or loss) are recognized initially at fair value plus any directly attributable transaction costs (such as loan raising costs). Subsequent to initial recognition, interest-bearing loans and borrowings are measured based on their terms at amortized cost using the effective interest method, taking into account directly attributed transaction costs. Short term borrowings (such as other payables) are measured based on their terms, normally at face value. Financial liabilities are derecognized when the obligation of the Company, as specified in the agreement, expires or when it is discharged or cancelled.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2012

Note 2 - Significant Accounting Policies (cont’d)

I.	Financial instruments (cont’d)

Derivative financial instruments

The Company holds derivative financial instruments to economically hedge its interest rate risk exposures, and an option to acquire additional shares in investee.

Economic hedges:

Hedge accounting is not applied to derivative instruments that economically hedge financial assets and liabilities denominated in foreign currencies. Changes in the fair value of such derivatives are recognized in profit or loss under financing income or expenses.

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

J.	Impairment of non-financial assets

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

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2012

Note 2 - Significant Accounting Policies (cont’d)

K.	Share-based payment transactions

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

The cost of equity-settled transactions is recognized in profit or loss, together with a corresponding increase in share premium, over the period in which the service conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award (the "vesting date"). The cumulative expense recognized for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the Company's best estimate of the number of equity instruments that will ultimately vest.

L.	Employees benefits

1.	Short-term employee benefits:

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

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2012

Note 2 - Significant Accounting Policies (cont’d)

L.	Employees benefits (cont'd)

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

M.	Leases

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

Revenues from the sale of electricity are recognized when the units of power produced are transferred to the power company at connection points on the basis of a counter reading. Revenues in respect of power produced and transferred to the power company in the period between the most recent meter reading and the date of the statement of financial position, are included based on an estimate.

Seasonality:

Solar power production has a seasonal cycle due to its dependency on the direct and indirect sunlight and the effect the amount of sunlight has on the output of energy produced. Thus, low radiation levels during the winter months decrease power production.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2012

Note 2 - Significant Accounting Policies (cont’d)

O.	Income tax

Income tax comprises of current and deferred taxes. The tax results in respect of current or deferred taxes are recognized in the statement of comprehensive income (loss) except to the extent that the tax arises from items which are recognized directly in equity. In such cases, the tax effect is also recognized in the relevant item in equity.

Deferred income taxes are computed in respect of temporary differences between the carrying amounts in the financial statements and the amounts attributed for tax purposes, except for a limited number of exceptions.

Temporary differences (such as carry forward losses) for which deferred tax assets have not been recognized are reassessed and deferred tax assets are recognized to the extent that their recoverability has become probable. Any resulting reduction or reversal is recognized in the line item, "tax benefit (taxes on income)".

Deferred tax balances are measured at the tax rates that are expected to apply to the period when the taxes are reversed in profit or loss, comprehensive income or equity, based on tax laws that have been enacted or substantively enacted by the balance sheet date.

P.	Earnings (loss) per share

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

Q.	Financial income and expenses

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

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2012

Note 2 - Significant Accounting Policies (cont’d)

R.	Provisions

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

S.	Discontinued operations

A discontinued operation is a component of an entity that either has been disposed of or is classified as held for sale and represents a separate major line of business or geographic area of operations. The operating results relating to the discontinued operations are separately presented in the statement of comprehensive income (loss), and in the statement of cash flow.

T.	Standards issued but not yet effective:

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

The Standard is effective for annual periods beginning on or after January 1, 2015 but may be applied earlier. The Company has not yet commenced examining the effects of adopting the Standard on its financial statements.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2012

Note 2 - Significant Accounting Policies (cont’d)

T.	Standards issued but not yet effective (cont'd):

(2)
IFRS 10 Consolidated Financial Statements (“IFRS 10”). IFRS 10 replaces the requirements of IAS 27 Consolidated and Separate Financial Statements (“IAS 27”) and the requirements of SIC-12 Consolidation – Special Purpose Entities (“SIC 12”) with respect to the consolidation of financial statements, so that the requirements of IAS 27 will continue to be valid only for separate financial statements.

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

IFRS 10 is not expected to have a material effect on the Company's financial statements.

(3)
IFRS 11 Joint Arrangements (“IFRS 11”). IFRS 11 replaces the requirements of IAS 31 Interests in Joint Ventures ("IAS 31") and amends part of the requirements in IAS 28 Investments in Associates. IFRS 11 defines a joint arrangement as an arrangement over which two or more parties have joint control (as defined in IFRS 10). Joint arrangements are divided into two types: a joint operation and a joint venture.

IFRS 11 is applicable retrospectively for annual periods beginning on or after January 1, 2013, but there are specific requirements for retrospective implementation in certain cases. IFRS 11 is not expected to have a material effect on the Company's financial statements.

(4)
IFRS 13 Fair Value Measurement (“IFRS 13”). IFRS 13 replaces the fair value measurement guidance contained in individual IFRSs with a single source of fair value measurement guidance. It defines fair value, establishes a framework for measuring fair value and sets out disclosure requirements for fair value measurements. IFRS 13 does not introduce new requirements to measure assets or liabilities at fair value. IFRS 13 is applicable prospectively for annual periods beginning on or after January 1, 2013. Earlier application is permitted with disclosure of that fact. IFRS 13 is not expected to have a material effect on the Company's financial statements.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2012

Note 2 - Significant Accounting Policies (cont’d)

T.	Standards issued but not yet effective: (cont’d)

(5)
Amendment to IAS 1, Presentation of Financial Statements: Presentation of Items of Other Comprehensive Income (“the Amendment”). The IAS 1 Amendment changes the presentation of items of other comprehensive income (“OCI”) in the financial statements, so that items of OCI that may be reclassified to profit or loss in the future would be presented separately from those that would never be reclassified to profit or loss. The IAS 1 Amendment is effective for annual periods beginning on or after July 1, 2012. The IAS 1 amendment will be applied retrospectively.

(6)	Amendment to IAS 32 Financial Instruments: Presentation (“the Amendment”)

The IAS 32 Amendment clarifies that an entity currently has a legally enforceable right to set-off amounts that were recognized if that right is not contingent on a future event; and it is enforceable both in the normal course of business and in the event of default, insolvency or bankruptcy of the entity and all its counterparties. The IAS 32 Amendment is applicable retrospectively for annual periods beginning on or after January 1, 2014. Early application of the IAS 32 Amendment is permitted subject to the concurrent application of amendment to IFRS 7.

(7)	Improvements to IFRSs 2009-2011

As part of Improvements to IFRSs 2009-2011, the IASB published amendments to  IFRS 5. The amendment that may be relevant to the Company is an amendment to IAS 1 Presentation of Financial Statements ("IAS 1") regarding presentation of comparative information beyond the required minimum and the presentation of an additional statement of financial position as at the beginning of the period. The amendment to IAS 1applies to annual periods beginning on or after January 1, 2013 and permits early adoption with disclosure

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2012

Note 3 - Cash and Cash Equivalents

	December 31
	2012	2011
	US$ thousands
Cash available for immediate withdrawal	9,386	8,650
Cash equivalents – short-term bank deposits (*)	23,906	20,267

	33,292	28,917

(*)	The annual interest rate for deposits as of December 31, 2012, is 0.15% - 1.2% (0.125% - 0.95% as of December 31, 2011).

Note 4 - Restricted Cash and deposits

	December 31
	2012	2011
	US$ thousands
Short-term restricted cash (1)	8,085	15,688

Deposits (2)	653	724
Long-term bank deposits (3)	2,600	2,250
Long-term restricted cash	3,253	2,974

(1)	Bank deposits securing the Company's short term bank loans (see Note 9). The annual interest rate as of December 31, 2012, is 0.45% - 1.5%.
(2)	These deposits were used to secure obligations towards the land owners of two of the Company’s Photovoltaic plants.
(3)	Bank deposits securing the Company's swap contracts (see Notes 10 and 11). The interest annual rate as of December 31, 2012, is 0.95% - 1.25%.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2012

Note 5 - Other Receivables and Prepaid Expenses

	December 31
	2012	2011
	US$ thousands
Government authorities	3,132	2,323
Income receivable	492	4,027
Interest receivable	8	133
Prepaid expenses and other	804	392

	4,436	6,875

The Company’s exposure to credit and currency risks is disclosed in Note 20.

Note 6 - Investee Companies

Equity accounted investees

A.	Information about investee companies

1.	U. Dori Energy Infrastructures Ltd. (“Dori Energy”) –

On November 25, 2010, the Company through its wholly owned subsidiary, Ellomay Clean Energy Ltd. ("Ellomay Energy") entered into an Investment Agreement (the "Dori Investment Agreement") with Dori Group Ltd. ("Dori Group"), and Dori Energy, with respect to an investment in Dori Energy. Dori Energy holds 18.75% of the share capital of Dorad Energy Ltd. ("Dorad"), which plans and promotes the construction of an approximate 800 MWp gas operated power plant in the vicinity of Ashkelon, Israel (the "power plant"). The Dori Investment Agreement sets forth that subject to the fulfillment of certain conditions precedent, Ellomay Energy shall invest a total amount of NIS 50,000 thousand (approximately $14,100 thousand) in Dori Energy, and receive a 40% in Dori Energy's share capital. The conditions precedent was fulfilled on January 27, 2011 (the “Dori Closing Date”).

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

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2012

Note 6 - Investee Companies (cont'd)

A.	Information about investee companies (cont'd)

Following the consummation of the Dori Investment, the holdings of Ellomay Energy in Dori Energy were transferred to Ellomay Clean Energy Limited Partnership (“Ellomay Energy LP”), an Israeli limited partnership whose general partner is Ellomay Energy and whose sole limited partner is us. Ellomay Energy LP replaced Ellomay Energy with respect to the Dori Investment Agreement and the Dori SHA.

Concurrently with the consummation of the Dori Investment, Dori Energy entered into an agreement with an Israeli bank (the "Bank") pursuant to which the bank extended to Dorad, as per Dori Energy's request, a NIS 120 million (approximately $ 34 million) bank guarantee that was required to allow Dori Energy to extend its pro rata share of the equity required by Dorad in connection with Dorad’s power plant project. The Company is committed to provide 40% of the funds of Dori Energy towards the Bank under the Bank agreement.

The term of this commitment was extended twice, each time for one additional year and in the agreement authorizing such extension, each of Ellomay Energy LP and the Dori Group undertook to Discount Bank, that in the event Dorad requires funding from Dori Energy, for the construction of Dorad’s power plant project, pursuant to the agreement between Dorad and its shareholders, each of Ellomay Energy LP and the Dori Group shall extend to Dori Energy its pro rata share of such funding. In addition, each of Ellomay Energy and U. Dori pledged their holdings in Dori Energy in favor of the Bank as a security for the fulfillment of Dori Energy's obligations to the Bank under the agreement with the Bank.

The Dori Investment Agreement also grants Ellomay Energy an option to acquire additional shares of Dori Energy that, if exercised, will increase Ellomay Energy's percentage holding in Dori Energy to 49% ("first option") and, subject to the obtainment of certain regulatory approvals to 50% ("second option"). According to the original terms, the first option was to expire within six months following the earliest between the commercial operations of the power plant, the operation of at least 50% of the turbines or the operation of at least 50% of the production capacity of the power plant and the second option was to commence at this date and expire within 2 years following this date.

On October 24, 2012 the parties to the Dori Investment Agreement executed an addendum to the Dori Investment Agreement (the "Dori Addendum"). The Dori Addendum updated the terms of the options as follows: (i) the exercise period for the first option was extended so that the period will end twelve (12) months following the completion and delivery of the power plant, and (ii) the exercise price of the options was reduced from NIS 2.5 million to NIS 2.4 million for each 1% of Dori Energy's issued and outstanding share capital (on a fully diluted basis). The other terms of the options remained unchanged. The Dori Addendum further updated the undertaking of Dori Energy's shareholders in connection with the financing of investments in Dorad by clarifying that in the event Dori Energy does not obtain outside financing, each of Dori Group and Ellomay Energy LP (defined below) will invest its share of the required amounts, pro rata to their holdings in Dori Energy, replacing the Dori Group's undertaking to provide debt financing to Dori Energy in the event Dori Energy does not obtain outside financing.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2012

Note 6 - Investee Companies (cont'd)

A.	Information about investee companies (cont'd)

The total consideration of the Dori Investment Agreement was allocated to the option to acquire additional shares of Dori based on its estimated fair value as at the Dori Closing Date, in the amount of $ 98 thousand and to the 40% in Dori’s Energy capital shares in the amount of $ 13,805 thousand (including capitalized expenses in the amount of approximately $ 97 thousand).

During 2012 the Company extended approximately $ 5,927 subordinated shareholder loans to Dori Energy, The shareholder loans are linked to the CPI and bear an annual interest rate of 3% above the interest Dorad is committed to pay the financing banks during the financial period in respect of the "senior debt" (5.5% as of December 31, 2012).

Based on the fair value of the identifiable assets and liabilities that were acquired, the Company allocated the excess cost to customer contracts in the amount of $ 5,234 thousand. The estimated useful life of the customer contracts was determined to be 23 years according to the period of economic benefits and will begin when the construction of the power plant is completed and it begins operating.

As at December 31, 2012 it is estimated that operation will begin in December 2013. The investment in Dori Energy is accounted for under the equity method.

The option to purchase additional shares of Dori Energy is measured based on its fair value in every reported period and changes are recorded as finance income or expenses. As of December 31, 2012 the fair value of the option is $ 485 thousand and recorded as financial asset in long-tem assets. The revaluation of the option was recognized as financial income in the amount of $ 146 thousand and deferred income under accrued expenses and other payables in the amount of $ 287 thousand.

In accordance with IAS 18, “Revenue Recognition”, the deferred income represents fees charged by the company for servicing a loan are recognized as revenue as the services are provided. As mentioned above, the Company is committed to provide debt financing to Dori Energy in the event Dori Energy does not obtain outside financing. In respect to this commitment, the terms of the options were updated to reflect compensation to the Company so the exercise price was decreased and the exercise period was extended. The calculated amount of the revaluation allocated to the compensation was recognized as deferred income. The deferred income will be recognized on a time proportion basis over the commitment period using the straight line method. As of December 31, 2012 the Company's estimation for servicing a loan to Dori Energy is upon commencing operation in Dorad Energy and completion and delivery of the power plant that is expected in December 2013.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2012

Note 6 - Investee Companies (cont'd)

A.	Information about investee companies (cont'd)

2.            Alon Cellular Ltd. (“Alon Cellular”) –

In November 2010, the Company invested in an Israeli Company with respect to the launch of a virtual mobile operator (“MVNO”) in Israel by a joint SPC entity – Alon Ribua telecom Ltd. (“Alon Ribua Telecom,”) that was owned by Alon Ribua Comunications Ltd. (“Alon Ribua”) and Novosti Communications Ltd. (“Novosti”). The MVNO was purported to be operated by Alon Cellular, a wholly owned subsidiary of Alon Ribua Telecom Ltd. ("Alon Telecom").  The Company held 25% of Alon Ribua Telecom's share capital through its wholly owned subsidiary. In November 2010 the Company extended NIS 38 thousand (approximately $10 thousand), and in January 2011 the Company extended an additional amount of NIS 837 thousand (approximately $ 219 thousand) to Alon Telecom as a shareholders' loan. The amounts reflect 25% of the aggregate NIS 3,500 thousand (approximately $ 916 thousand) shareholders' loan that was extended by all shareholders of Alon Ribua Telecom. The investment was accounted for under the equity method.

The Company decided not to pursue the MVNO project, therefore, in February 2012 the Company’s wholly-owned subsidiary that invested in the MVNO project entered into an agreement with related parties Alon Ribua and Alon Ribua Telecom pursuant to which subject to certain regulatory approvals, the subsidiary sold its holdings in Alon Ribua Telecom and its rights with respect to shareholders' loans extended to Alon Ribua in consideration for an amount of $115 thousand. As a result, the Company recorded a capital gain of approximately $160 thousand.

Presented hereunder are details of investments in Dori Energy

B.	Composition of the investments

	December 31
	2012	2011
	US$ thousands	US$ thousands
Investment in shares (C)	12,844	12,760
Long-term loans	6,688	235
Deferred interest	(334)	-
	19,198	12,995

Financial asset - Options to acquire additional shares	485	52

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2012

Note 6 - Investee Companies (cont'd)

C.	Details regarding attributed surplus costs and goodwill arising from the acquisition of affiliates

	December 31
	2012	2011
	US$ thousands	US$ thousands

Customer contracts (*)	5,357	5,234
Deferred tax	(1,328)	(1,297)
Goodwill	268	262
Balance of attributed surplus cost	4,298	4,199

(*)	The estimated useful life of the customer contracts and related deferred tax was determined to be 23 years and will begin when the construction of the power plant is completed and it begins operating.

D.	Changes in investments

	2012	2011
Changes in equity and loans:	US$ thousands	US$ thousands
Balance as at January 1 (**)	12,995	3,612
Investment in investee	-	10,095
Grant of long term loans	5,927	235
Interest on long term loans	334	-
Deferred interest	(334)	-
The Company’s share of losses	(232)	(351)
Foreign currency translation adjustments	508	(596)

Balance as at December 31	19,198	12,995

Changes in option to acquire additional sheres:
Balance as at January 1	52	-
Investment in investee	-	98
Reevaluation of option to acquire additional shares	433	(46)

Balance as at December 31	485	52

(**)	The balance as of January 1, 2011, represents advances payments on account of investment.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2012

Note 6 - Investee Companies (cont’d)

E.	Summary financial data for investees, not adjusted for the percentage ownership held by the Company

(a)	Summary information on financial position

								Equity
								attributable
								to the
			Non-			Non-		owners of
	Rate of	Current	current	Total	Current	current	Total	the
	ownership	Assets	assets	assets	liabilities	liabilities	liabilities	Company
	%	US$ thousands
2012

Dori Energy	40	64	39,022	39,086	(13)	(18,060)	(18,073)	21,013

2011

Dori Energy	40	75	22,673	22,748	(18)	(1,612)	(1,630)	21,118

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2012

Note 6 - Investee Companies (cont’d)

E.	Summary financial data for investees, not adjusted for the percentage ownership held by the Company (cont’d)

(b)	Summary information on operating results
	Rate of	Profit (loss)
	Ownership	for the year
	%	US$ thousands
2012

Dori Energy	40	(580)

2011

Dori Energy	40	(252)

F.	Subsidiary - Business combination during the period

On March 12, 2012, Ellomay Spain S.L. (“Ellomay Spain”), a subsidiary in which the Company indirectly owns 85% of the outstanding shares, entered into share purchase agreements and an asset purchase agreement in connection with the acquisition of a photovoltaic plant located in Municipality of Córdoba, Andalusia, Spain with a total nominal output of approximately 1.89 MWp and a peak power output of approximately 2.275 MWp, (the “PV Plant”)and of related licenses. The remaining 15% of Ellomay Spain are held by a Spanish company engaged in providing construction, operating and maintenance services for photovoltaic plants in Europe and elsewhere, whose subsidiary has built and is currently providing operation and maintenance services for several of our Italian PV Plants. On July 1, 2012 (the "closing date") all conditions precedent were fulfilled and the transaction was consummated.

The PV Plant is constructed and operational and has been connected to the Spanish national grid since July 2010. The PV Plant is entitled to receive the Spanish special economic regime for renewable energies. The consideration paid by the Company in connection with the acquisition of the PV Plant and the related licenses, including all applicable taxes and expenses, amounts to approximately $ 7,316 thousand. The purchase price allocation is preliminary and is subject to revision as more detailed analyses are completed and additional information on the fair value of assets and liabilities becomes available.

In the six months ended December 31, 2012 the subsidiary contributed approximately $500 thousand and approximately $ 100 thousand (net of non-controlling interest) to the Company’s consolidated revenue and consolidated profit, respectively. If the acquisition had occurred on January 1, 2012, management estimates that consolidated revenue would have been approximately $ 9,780 thousand and net loss for the year would have been approximately $ 2,270 thousand.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2012

Note 6 - Investee Companies (cont’d)

F.	Subsidiary - Business combination during the period (cont’d)

Consideration transferred

The following summarizes the consideration transferred, and the recognized amounts of assets acquired and liabilities assumed at the closing date:

June 30, 2012
US$ thousands

Property and equipment	$6,914
Working capital, net (excluding cash and cash equivalents)	(410)
Non-controlling interests	(32)

Total cash paid, net	$6,472

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2012

Note 7 - Property, Plant and Equipment

		Office
	Photovoltaic	furniture and	Leasehold
	Plants	equipment	Improvements	Total
	US$ thousands
Cost
Balance as at January 1, 2011	21,612	107	66	21,785
Additions	30,603	8	6	30,617
Effect of changes in exchange rates	(2,046)	-	-	(2,046)
Balance as at December 31, 2011	50,169	115	72	50,356

Balance as at January 1, 2012	50,169	115	72	50,356
Additions	536	16	-	552
PV Plant acquired in a business combination (see Note 6F)	6,914	-	-	6,914
Disposals	(828)	-	-	(828)
Effect of changes in exchange rates	1,344	-	-	1,344
Balance as at December 31, 2012	58,135	131	72	58,338

Depreciation
Balance as at January 1, 2011	-	22	11	33
Depreciation for the year	1,751	16	10	1,777
Effect of changes in exchange rates	(92)	-	-	(92)
Balance as at December 31, 2011	1,659	38	21	1,718

Balance as at January 1, 2012	1,659	38	21	1,718
Depreciation for the year	2,694	13	10	2,717
Disposals	(55)	-	-	(55)
Effect of changes in exchange rates	98	-	-	98
Balance as at December 31, 2012	4,396	51	31	4,478

Carrying amounts
As at January 1, 2011	21,612	85	55	21,752
As at December 31, 2011	48,510	77	51	48,638
As at December 31, 2012	53,739	80	41	53,860

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2012

Note 7 - Property, Plant and Equipment (cont’d)

Investment in Photovoltaic Plants

Since March 4, 2010, the Company has acquired eleven photovoltaic plants located in Italy and in Spain (each, a "PV Plant" and, together, the "PV Plants").

In connection with the establishment of the Company's PV Plants, the Company recorded as of December 31, 2012, property, plant and equipment at an aggregate value of approximately $ 58,135 thousand, in accordance with actual costs incurred.

During the year ended December 31, 2012 the Company invested in  PV Plants aggregating approximately $7,450 thousand. During the year ended December 31, 2012 the Company disposed assets amounting to approximately $ 773 thousand, partially to be reimbursed by the existing insurance policies in the amount of $ 435 thousand, as a result of panels stolen that occurred in one of the Company's PV Plants and invertors damaged due to bad weather conditions in another PV Plant. Depreciation with respect to the PV Plants in Italy is calculated using the straight-line method over 20 years starting connection to the national grid that represent the estimated useful lives of the assets. Depreciation with respect to the PV Plant in Spain is calculated using the straight-line method over 25 years starting connection to the national grid that represent the estimated useful lives of the assets. During the year ended December 31, 2012 the Company had recorded depreciation expenses with respect to its PV Plants in Italy and Spain of approximately $ 2,694 thousand.

Presented hereunder are data regarding the Company’s investments in photovoltaic facilities as at December 31, 2012:

			Cost included in the
PV Plant Title	Capacity*	Connection to Grid	Book value
			US$ in thousands
“Troia 8”	995.67 kWp	January 14, 2011	4,615
“Troia 9”	995.67 kWp	January 14, 2011	4,584
“Del Bianco”	734.40 kWp	April 1, 2011	2,757
“Giaché”	730.01 kWp	April 14, 2011	3,629
“Costantini”	734.40 kWp	April 27, 2011	2,783
“Massaccesi”	749.7 kWp	April 29, 2011	3,606
“Galatina”	994.43 kWp	May 25, 2011	5,418
“Pedale	2,993 kWp	May 31, 2011	15,202
“Acquafresca”	947.6 kWp	June 2011	4,172
“D‘Angella”	930.5 kWp	June 2011	4,111
"Ellomay Spain - Rinconada"	2,275 kWp	June 2010 **	7,258

* As per the contracts.
** See note 6F

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2012

Note 8 - Accrued Expenses and Other Payables

	December 31
	2012	2011
	US$ thousands
Employees and payroll accruals	82	62
Government authorities	42	32
SWAP related balances	635	441
Forward related balances	120	-
Tax provision	2,318	3,680
Deferred income in connection with investment in equity accounted investee (see Note 6A(1))	287	-
Payable in connection with photovoltaic plants	9,404	9,000
Accrued expenses	1,163	1,378

	14,051	14,593

Note 9 - Loans and borrowings

Composed as follows:

		Interest	Interest
	Linkage	rate	rate	December 31	December 31
	terms	2012	2011	2012	2011
		%	%	US$ thousands	US$ thousands
Maturities on long term loans (refer to Notes 10 and 11)	EURIBOR	1.6-5.15	1.6-3.43	1,112	498
Short term bank loans (1)	EURO LIBOR	0.75	0.75	5,932	11,631

				7,044	12,129

(1)
During 2011 the Company received short term bank loans renewable each month in the aggregate amount of Euro 9,000 thousand and repaid Euro 4,500 thousand in December 2012. As of December 31, 2012 the outstanding loan balance is Euro 4,500 thousand ($5,932 thousand) linked to the EURO LIBOR monthly rate.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2012

Note 10 – Finance Lease Obligation

A.	Composed as follows:

	Linkage	Interest rate	December 31	December 31
	terms	2011 and 2012	2012	22011012
		%	US$ thousands	US$ thousands
Leasing institution	EURIBOR	3.43	6,898	6,114

1.
On December 31, 2010 two wholly-owned Italian subsidiaries of the Company entered into financial leasing agreements, (the “Leasing Agreements”) in the amount of Euro 3,000 thousand each (Euro 6,000 thousand in total) for the financing of the subsidiaries, with the following terms: nominal annual interest rate of 3.43%. Monthly payments in the amount of Euro 20 thousand, commencing 210 days after issuance, for the duration of the Leasing Agreements (17 years) which are linked to the EURIBOR monthly average Euro Interbank Offered Rate. As of December 31, 2011 the first two drawdowns under the Leasing Agreements were received in the aggregate amount of approximately Euro 5 million (approximately $6,483 thousand) net of expenses capitalized in the amount of approximately Euro 1.142 million (approximately $1,476 thousand) comprised mainly of Cadastral tax and VAT paid in connection with the Leasing Agreements. In March 2012 the final drawdown under the Leasing Agreements was received in the amount of approximately Euro 818.5 (approximately $1,080 thousand).

2.	The Leasing Agreements includes the following covenants:

a.	A declaration that the shareholders credit towards the two Italian wholly-owned subsidiaries will be subordinated to the leasing company’s credit;
b.
The Company undertook not to transfer the entire holdings in two wholly-owned Italian subsidiaries and shares not exceeding 20% of its holdings in the wholly-owned Luxembourgian subsidiary that wholly-owns the two Italian subsidiaries;

c.	The Company undertook to assign (as guarantee) the receivables from GSE; and
d.	The Company undertook encumber in favor of the leasing company the rights in connection with the guarantees provided under the EPC Contracts and the Operation and Maintenance agreements.

3.
The Company accounted for the transaction as a sale and a finance leaseback as the Company retained the significant risks and benefits of ownership related to its relevant PV Plants. The carrying value of the photovoltaic plants was left unchanged, with the sales proceeds recorded as a finance lease obligation accounted for under IAS 39.

As of December 31, 2012 financial covenants were met.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2012

Note 10 – Finance Lease Obligation (cont’d)

B.	The aggregate annual maturities are as follows:

	December 31	December 31
	2012	2011
	$ thousands	$ thousands
First year (current maturities)	367	298
Second year	379	312
Third year	393	319
Fourth year	406	330
Fifth year	420	341
Sixth year and thereafter	5,300	4,812
	7,265	6,412
Less current maturities	367	298
Long-term finance lease obligation	6,898	6,114

Note 11 - Long-term Loans

A.	Composed as follows:

		Interest
	Linkage	rate	December 31
	terms	2011	2011
		%	US$ thousands
Bank loans	EURIBOR	1.6-2	5,115

		Interest
	Linkage	rate	December 31
	terms	2012	2012
		%	US$ thousands
Bank loans	EURIBOR	1.6-5.15	10,425
Other long-term loans	EURIBOR	5.15	1,255

1.
On February 17, 2011, one of the Company's Italian subsidiaries entered into a project finance facilities credit agreement (the “Finance Agreement”) with an Italian bank (Centrobanca – Banca di Credito Finanziario e Mobiliare S.p.A.). Pursuant to the Finance Agreement two lines of credit in the aggregate amount of Euro 4.65 million were provided:

(i)
a Senior Loan, to be applied to the costs of construction of the PV Plants (up to 80% of the relevant amount), in the amount of Euro 4.1 million, accruing interest at the EURIBOR rate, increased by a margin of 200 basis points per annum, to be repaid in six-monthly installments; and

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2012

Note 11 - Long-term Loans (cont'd)

A.	Composed as follows: (cont’d)

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

The Company's Italian subsidiary undertook to comply with the following financial covenants verified at each repayment date starting from the first installment of the Senior Loan and up to the final redemption date:

DSCR (Debt Rate Cover Ratio): equal or greater than 1.25:1;
LLCR (Loan Life Coverage Ratio): equal or greater than 1.25:1; and
Debt/Equity: equal or less than 80:20;

On November 30, 2011 an amount of Euro 4.4 million (approximately $ 5,640 thousand) was drawn down on account of these credit lines. Related expenses capitalized to the loan comprised mainly of related notary fee and bank charges amount to approximately Euro 171 thousand (approximately $221 thousand).

As of December 31, 2012 financial covenants were met.

2.
On December 20, 2011, one of the Company's Italian subsidiaries, entered into a loan agreement (the “Loan Agreement”) with an Italian bank (Unicredit S.p.A.). Pursuant to the Loan Agreement, a line of credit was set up to an amount of Euro 5.047 million bearing an interest at the EURIBOR 6 month rate plus a range of 5.15%-5.35% per annum, depending on the period in which interest is accrued during the term of the Loan Agreement. The principal and interest on the loan are repaid semi-annually. The final maturity date of this loan is December 31, 2029.

The Loan Agreement provides for mandatory prepayment upon the occurrence of certain events, including in the event the borrower receives insurance or indemnity compensation and in the event of a change in control of the borrower without the bank's consent.

The Company's Italian subsidiary undertook to comply with the following financial parameters verified at each repayment date starting from the first installment of the Senior Loan and up to the final redemption date:

Minimum DSCR (Debt Rate Cover Ratio): equal or greater than 1.25:1;
Average DSCR (Debt Rate Cover Ratio): equal or greater than 1.3:1;
LLCR (Loan Life Coverage Ratio): equal or greater than 1.4:1; and
Debt/Equity: equal or less than 82:18;

On January 31, 2012 an amount of Euro 4.9 million (approximately $ 6,460 thousand) was drawn down on account of these credit lines. Related expenses capitalized to the loan comprised mainly of related notary fee and bank charges amount to approximately Euro 148 thousand (approximately $195 thousand).

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2012

Note 11 - Long-term Bank Loans (cont’d)

A.	Composed as follows: (cont’d)

As of December 31, 2012 financial parameters were met.

3.
Effective as of March 8, 2012, the Company's 85% owned Spanish subsidiary entered into a loan agreement with the owner of the remaining 15% of its outstanding shares. Pursuant to the Loan Agreement, a line of credit was set up to an amount of Euro 8 million bearing an interest at the EURIBOR 6 month rate plus a range of 5.15% per annum for a period of 5 years, and renewable for additional 5 year periods. As of December 31, 2012 the credit facility balance used amounts to approximately Euro 952 thousand (approximately $ 1,255 thousand) including accumulated interests.

B.	The aggregate annual maturities are as follows:

	December 31	December 31
	2012	2011
	$ thousands	$ thousands
First year (current maturities)	745	200
Second year	471	875
Third year	499	240
Fourth year	522	252
Fifth year	1,805	265
Sixth year and thereafter	8,383	3,483

	12,425	5,315

Less current maturities	745	200
Long-term loans	11,680	5,115

C.	In order to manage the interest – rate risk resulting from financing institutions in Italy linked to the Euribor, the Company executed swap transactions.

Note 12 - Other Long-term Liabilities

	December 31	December 31
	2012	2011
	$ thousands	$ thousands
Deferred Tax (see Note 18E)	384	-
Swap contracts	3,415	1,322
Liabilities for employees benefits	28	22

	3,827	1,344

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2012

Note 13 - Commitments and Contingent Liabilities

A.	Investment in photovoltaic plants

Since March 4, 2010, the Company has acquired eleven "PV Plant".

Each of the PV Plants is constructed and operated on the basis of the following agreements:

-	An EPC Contract, which governs the installation, testing and commissioning of a photovoltaic plant by the respective Contractor;

-	An Operation and Maintenance Agreement (an "O&M Agreement"), which governs the operation and maintenance of the photovoltaic plant by the respective Contractor;

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

            with respect to the PV Plants located in Italy –

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

with respect to the PV Plant located in Spain –

*
Standard “power evacuation agreements” with the Spanish power distribution grid company Endesa Distribución Eléctrica, S.L.U., or Endesa, regarding the rights and obligations of each party, concerning, inter alia, the evacuation of the power generated in the facility to the grid; and

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2012

Note 13 - Commitments and Contingent Liabilities (cont’d)

A.	Investment in photovoltaic plants (cont’d)

*	Standard “representation agreements” with an entity that will represent the PV Principal in its dealings with the Spanish National Energy Commission, or CNE, and the bid system managed by the operator of the market, Operador del Mercado Ibérico de Energía, Polo Español, S.A., or OMEL, who are responsible for payment of the FiT. The representation agreements in connection with Rinconada II are with Nexus Energía, S.A.

*	a stock purchase agreement in the event we acquire an existing company that owns a photovoltaic plant that is under construction or is already constructed.

B.	Agreement to receive participation interest

On February 22, 2011 (the " Licenses Effective Date") the Company entered into agreements to receive participation interests in four oil and gas exploration licenses (the "Licenses") in Israel. The consideration to be paid in connection with the receipt of the participating interests is expected to be an aggregate amount of $710 thousand as reimbursement for past expenditures incurred by the transferors of the participating interests in connection with operations under the Licenses until the Licenses Effective Date.

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

As these transactions were not consummated, as of December 31, 2012, the Company made no expenditures in connection with these licenses.

On December 5, 2011 the Company, through a limited partnership of which a wholly-owned subsidiary of the Company is the general partner and of which the Company is the limited partner, entered into an agreement to receive participation interests in an exploration license in Israel (the “Yitzchak License”). The Company committed to finance its share of the anticipated expenditures in an amount of up to $2 million, including reimbursement for past expenditures incurred by the transferors of the participating interests in connection with operations under the Yitzchak License until closing date of the agreement (that was subject to the approval of the Israeli Petroleum Commissioner). Thereafter, if the Company does not contribute its share of expenditures in excess of such $2 million, it will be permitted to sell its participating interest to a third party and, if not sold, its holdings in the Yitzchak License would be diluted pro rata to the total expenditures in connection with the Yitzchak License. On January 9, 2012 following the Israeli Petroleum Commissioner approval, the transaction was consummated.

The Yitzhak Joint Operating Agreement provides that the Company may, until having invested an amount of $2 million, reduce its investments and thereby reduce its holdings in the Yitzchak license.

As of December 31, 2012, the Company funded approximately $554 thousand, which only represents 10% of the total cash calls to the partners in the Yitzhak license expenses. At this stage, in light of the precarious financial situation of the major partner in the Yitzhak license, holding 70% of the license, the Company identified a required impairment of the investment in the Yitzhak License and recorded a loss of approximately $ 554 thousand as of December 31, 2012 under capital loss.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2012

Note 13 - Commitments and Contingent Liabilities (cont’d)

C.	Operating lease commitments

The PV Plants are constructed on land leased for 20-25 years under operating lease agreements, which expire on various dates, ranging from 2031 to 2035. In respect to several of the leases the Company has the option to extend the lease until 2040. The Company leases its office space under an operating lease that expires in 2013 with additional one year optional extension periods. The following table summarizes the minimum annual rental commitments as of the periods indicated under the non-cancelable operating leases and sub-lease arrangements with initial or remaining terms of more than one year, reflecting the terms that were in effect as of December 31, 2012:

Operating
lease
US$ thousands
Year ended December 31
2013	267
2014	267
2015	267
2016	206
2017 and thereafter	2,852

Total minimum lease payments	3,859

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2012

Note 13 - Commitments and Contingent Liabilities (cont’d)

D.	Legal proceedings:

The following is a summary of legal proceedings filed against the Company or its subsidiaries. All amounts are converted to US Dollars at the exchange rate as of December 31, 2012.

1.
During 2002, a customer filed a lawsuit in China against a subsidiary alleging bad quality of products. The court ruled on April 2003 that the subsidiary should reimburse the customer with the amount of approximately $ 284 thousand as of December 31, 2012. Following an appeal filed by the subsidiary, the court ruled in September 2003 in favor of the end-user. The subsidiary is in the process of liquidation since 2003 and has no assets; therefore the plaintiff has no remedy against the subsidiary. In October 2011 the customer declared its creditor’s rights as part of the process of the liquidation of the subsidiary in an aggregate amount of approximately $ 386 thousand (as of December 31, 2012), which includes interest up to the date of the customer’s demand. The Company responded rejecting the allegations made and the demands for payment by the Company of the subsidiary’s alleged debts. Based on management's estimation and the assessment of its legal counsel, it is unlikely that the Company will be required to pay the amount ruled against the subsidiary in China. Therefore, no provision was recorded with respect to this claim.

2.
In December 2003, a customer of a subsidiary filed a lawsuit alleging that a machine purchased by it failed to perform. The customer sought reimbursement of the purchase price paid by it in the amount of $ 290 thousand. During 2006 the Company launched a counter claim to this lawsuit for the collection of unpaid outstanding invoices which was settled between the parties in May 2010. In January 2010 the court dismissed the customer’s lawsuit and in June 2010 the customer filed an appeal. Based on management's estimation and the assessment of its legal counsel, no provision was recorded with respect to this claim.

3.
In February 2007, a claim was filed against the Company and one of its former officers by a person claiming to have been an agent of the Company in West Africa for commissions on sales of printers. The claim is for NIS 3,000 thousand ($ 804 thousand as of December 31, 2012). The Company filed a statement of defense denying all claims, both with respect to the causes of action and with respect to the factual allegations in the claim. The plaintiff's filed a motion with the Court to strike the Company’s Statement of Defense, which was rejected. The plaintiff's filed a motion to appeal to the Supreme Court. That motion was rejected in July 2010. In October 2012, the district court rendered its ruling and rejected the plaintiff’s claims in their entirety. In November 2012 an appeal was filed in the Supreme Court by the plaintiff. Written summaries will be submitted by the plaintiffs and by the defendants by September 2013 and November 4, 2013, respectively, and the plaintiffs may submit a response to the defendants' summaries by December 2013. A hearing has been scheduled at the Supreme Court for March 5, 2014. Based on management's estimation and the assessment of its legal counsel, no provision was recorded with respect to this claim.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2012

Note 13 - Commitments and Contingent Liabilities (cont'd)

D.	Legal proceedings: (cont'd)

4.
In September 2010 a claim was filed with the Court of Brescia, Italy against the Company and against HP and several of its subsidiaries by a former customer asking the declaration of invalidity or voidness or termination of the supply of agreements in connection with  five printers it purchased between  2004 - 2006 alleging the defectiveness of the printers (in particular, the lack of the essential safety qualifications and relevant certifications) and requesting damages in the aggregate amount of Euro 2,500 thousand plus VAT (approximately $ 3,295 thousand plus VAT). The Company was sued based on its past ownership of the seller of the printers, NUR Europe (which was sold to HP in connection with the HP Transaction). The Company has required that HP pay its legal fees in connection with this claim based on the settlement agreement executed with HP in July 2010. The parties reached a settlement in November 2012 and the case was dismissed. In addition, the Company reached a settlement with HP concerning the payment of legal fees.

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

Notes to the Consolidated Financial Statements as at December 31, 2012

Note 14 - Transactions and Balances with Related Parties (cont’d)

B.	Compensation to key management personnel and interested parties (including directors)

Executive officers and directors participate in the Company’s share option programs. For further information see Note 16 regarding share-based payments.

Compensation to key management personnel and interested parties (including directors) that are employed by the Company:

	Year ended December 31
	2012		2011		2010
	Number of		Number of		Number of
	people	Amount	people	Amount	people	Amount
		US$ thousands		US$ thousands		US$ thousands
Short-term employee
benefits	2	443	2	565	2	345
Post-employment
benefits	2	27	2	29	2	30
Share-based payments	1	*	1	20	1	50

*	Less than $1 thousand

Compensation to key management personnel (including directors) that are not employed by the Company:

	Year ended December 31
	2012		2011		2010
	Number of		Number of		Number of
	people	Amount	people	Amount	people	Amount
		US$ thousands		US$ thousands		US$ thousands
Total compensation to
directors not employed
by the Company	4	79	4	73	4	72
share-based payments	4	7	4	12	4	6

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2012

Note 14 - Transactions and Balances with Related Parties (cont’d)

C.	Debts and loans to related and interested parties

					Financing income recognized in statement of
	The terms of the loan		Balance as at December 31		income for the year ended December 31
	Interest	Linkage
	rate	base	2012	2011	2012	2011	2010
			US$ thousands
Dori Energy	8.5 (*)	NIS+CPI	6,688	235	-	-	-
Alon Cellular	(**)	NIS	-	219	-	-	-
			6,688	454	-	-	-

(*)	See note 6A1
(**)	See note 6A2

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2012

Note 15 - Equity

A.	Composition of share capital

	December 31, 2012		December 31, 2011		December 31, 2010
		Issued and		Issued and		Issued and
	Authorized	Outstanding(1)	Authorized	outstanding(1)	Authorized	Outstanding
Number of shares
Ordinary shares
of NIS 10.00 par
value each	17,000,000	10,692,371	17,000,000	10,769,326	17,000,000	10,750,071

(1) Net of treasury shares. 85,655 and 8,700 Ordinary shares as of December 31, 2012 and 2011, respectively, have been purchased according to a share buyback program that was authorized the Company's Board of Directors.

B.	Changes in share capital

Issued and outstanding share capital:

	Number of	NIS
	Shares	par value
Balance at December 31, 2011	10,769,326	107,693,260

Treasury shares	(76,955)	(769,550)

Balance at December 31, 2012	10,692,371	106,923,710

C.	Rights attached to shares:

1.	Voting rights at the general meeting, right to dividend and rights upon liquidation of the Company.

2.
The Ordinary shares of the Company were traded until May 2005 on the NASDAQ Capital Market. From May 19, 2005, the Company's Ordinary shares have been quoted over-the-counter in the "pink sheets" and commencing August 22, 2011 have been listed on the NYSE MKT (formerly the NYSE Amex).

D.
On March 31, 2008 the prior principal shareholders of the Company, the Fortissimo entities, completed the sale of all of the shares and a majority of the warrants held by them to Kanir Joint Investments (2005) Limited Partnership, which was also previously a controlling shareholder of the Company and S. Nechama Investments (2008) Ltd., which became a controlling shareholder of the Company as a result of the purchase from the Fortissimo entities and from several other shareholders.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2012

Note 15 - Equity (cont’d).

E.	Reverse share split

On June 9, 2011, the Company effected a 1-for-10 reverse share split ( “the reverse split”). As a result of the reverse split, every 10 shares of the Company were combined into one share, all fractional shares which were one-half or more were increased to the next higher whole number of shares and all fractional shares which were less than one-half share were decreased to the next lower whole number of shares. The par value of the Company’s shares increased from NIS 1.00 to NIS 10.00. The reverse split affected all of the Company's ordinary shares, stock options and warrants outstanding and reserved for issuance immediately prior to the effective date of the reverse split. The reverse split reduced the number of shares outstanding at June 9, 2011 from 107,778,493 shares to 10,777,917 shares. All references to share and per share amounts for all periods presented have been retroactively restated to reflect this reverse split.

F.	Buyback plan

The Company's Board of Directors approved on September 25, 2011 the repurchase of up to $3 million of the Company's ordinary shares to be made from time to time.  The timing, volume and nature of share repurchases are at the sole discretion of the Company's management, subject to the funds available for share repurchase under the Companies Law, and are dependent on market conditions, the price and availability of the Company's ordinary shares, applicable securities laws, restrictions under the Israeli Companies Law and other factors. The buyback program did not obligate us to acquire a specific number of shares in any period, and could be modified, suspended, extended or discontinued at any time, without prior notice. Due to Israeli regulatory considerations with respect to the funds available for share repurchases, we ceased repurchasing ordinary shares commencing July 1, 2012 and until the expiration date of the buyback program.. As of December 31, 2012 the Company purchased 85,655 ordinary shares for total consideration of $522 thousand.

G.	Warrants

In October 2010, warrants to purchase 2,571,429 ordinary shares, at an exercise price of $ 4 per share, were exercised. In December 2010, warrants to purchase an aggregate number of 800,000 ordinary shares at an exercise price of $ 3.5 per share were exercised. These exercises resulted in the receipt by the Company of aggregate consideration in the amount of $ 13,086 thousand.

During 2011, warrants to purchase 27,887 ordinary shares at an exercise price of $ 6.5 per share were exercised.

As of December 31, 2011, the Company had 324,164 warrants outstanding that were exercisable into 324,164 ordinary shares of NIS 10.00 par value each for an exercise price of $ 6.5 per ordinary share. These warrants were classified in equity. During January and February 2012 these warrants expired and as of December 31, 2012 there are no outstanding warrants to purchase ordinary shares.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2012

Note 15 - Equity (cont'd)

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

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2012

Note 16 - Share-Based Payment

A.	Expenses recognized in the financial statements

The expense recognized in the financial statements for services received from employees is shown in the following table:

	Year ended December 31
	2012	2011	2010
	US$ thousand
Expenses arising from share-based payment
transactions	7	32	56

The share-based payments that the Company granted to its employees are described below. There have been no modifications or cancellations to any of the employee stock options plans during 2012 or 2011, except for the reverse split as described in Note 15E. The amount recognized as an expense is adjusted to reflect the actual number of share options that are expected to vest.

The fair value of the options is estimated using a Black-Scholes options pricing model with the following weighted average assumptions:

	Year ended December 31
	2012	2011
Dividend yield	0%	0%
Expected volatility	0.552	0.737
Risk-free interest	0. 24%	0.37%
Expected life (in years)	3	3

All options granted during 2012 and 2011 were granted with exercise price equal or higher than the market price on the date of grant. Weighted average fair values and exercise price of options on dates of grant are as follows:

	Equal market price
	2012	2011
	US$
Weighted average exercise prices	5.24	6.82

Weighted average fair value on grant date	2.1	2.73

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2012

Note 16 - Share-Based Payment (cont'd)

B.	Stock Option Plans

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

In August 2000, the Company's board of directors adopted the 2000 Stock Option Plan (the "2000 Plan" and, together with the 1998 Plan, the "Plans"). The initial reserve to the 2000 Plan was 200,000 options that may be granted to officers, directors, employees and consultants of the Company and its subsidiaries. The options usually vest over a three year period. The exercise price of the options under the 2000 Plan is determined to be not less than 80% of the fair market value of the Company's ordinary shares at the time of grant, and they usually expire after 10 years from the date of grant. In June 2008 the Company's board of directors extended the 2000 Plan by an additional 10 years and the current expiration date of the 2000 Plan is August 31, 2018.

Following increases in shares reserved for issuance under the Company's 2000 Plan, the Company reserved for issuance 1,772,459 ordinary shares under such plan. As a result of a repurchase and cancellation of employee options following with the HP Transaction, the number of shares reserved for issuance under the 2000 was decreased by 987,645.

As a result of the reverse split, every 10 options of the Company were combined into one option, all fractional shares which were one-half or more were increased to the next higher whole number of shares and all fractional shares which were less than one-half share were decreased to the next lower whole number of options. The exercise price of the options was proportionately increased.

As of December 31, 2012, 19,502 options are outstanding and 47,081 ordinary shares are available for future grants under the 1998 Plan and 132,240 options are outstanding and 594,964 Ordinary shares are available for future grants under the 2000 Plan. Options that are cancelled or forfeited become available for future grant.

During 2010, 2011 and 2012, the Company granted to directors 4,000, 4,628 and 4,000 options, respectively.

During 2010, 2011 and 2012 the Company granted to one of its senior employee 45, 45 and 45 options, respectively. There were no other option grants during 2010, 2011 and 2012.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2012

Note 16 - Share-Based Payment (cont'd)

C.	Changes during the year:

The following table lists the number of share options, the weighted average exercise prices of share options during the current year:

	2012		2011		2010
		Weighted		Weighted		Weighted
		average		average		average
	Number of	exercise	Number of	exercise	Number of	exercise
	options	price	options	price	options	price
		US$		US$		US$
Outstanding at
beginning of year	153,364	8.2	148,736	8.3	151,358	8.3
Granted during
the year	4,045	5.24	4,628	6.82	4,045	5.9
Exercised during
the year	(5,667)	5.72	-	-	-	-
Expired during
the year	-	-	-	-	(6,667)	-

Outstanding at
end of year	151,742	8.24	153,364	8.2	148,736	8.3

Exercisable at
end of year	151,663	8.24	153,282	7.04	104,646	8.1
D.	The weighted average remaining contractual life for the share options outstanding as of December 31, 2012 was 5.76- 7.89 years (2010 - 7.59-8.05 years and 2011 - 6.84-8 years).

E.	The range of exercise prices for share options outstanding as of December 31, 2012 was $3.1- $9.2 (2010 - $ 3.1- $ 9.2 and 2011 - $ 3.1- $ 9.2).

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2012

Note 17 - Details to the Statements of Comprehensive Income (Loss)

A.	Financing income and expenses:

1.	Financing income

	For the year ended December 31
	2012	2011	2010
	US$ thousands
Interest income	438	436	611
Gain from derivatives (Forward)	112	-	465
Change in fair value of derivatives	146	-	404
Gain from exchange rate differences, net	-	1,535	-
Total financing income	696	1,971	1,480

2.	Financing expenses

	For the year ended December 31
	2012	2011	2010
	US$ thousands
Change in fair value of derivatives (SWAP)	2,157	2,601	-
Swap interest	511	104	-
Change in fair value of derivatives (Forward)	120	-	-
Interest on loans	1,028	464	-
Loss from exchange rate differences, net	485	-	53
Bank charges and other commissions	22	40	27
Total financing expenses	4,323	3,209	80

B.	Operating Costs

	For the year ended December 31
	2012	2011	2010
	US$ thousands
Depreciation	2,717	1,777	-
Professional services	268	822	-
Annual rent	205	190	-
Operating and maintenance services	922	164	-
Insurance	153	62	-
Other	406	153	-
Total operating costs	4,671	3,168	-

C.	General and administrative expenses

	For the year ended December 31
	2012	2011	2010
	US$ thousands
Salaries and related compensation	963	1,148	754
Professional services	1,547	1,614	2,144
Loss from disposal of fixed assets, net of insurance income	338	-	-
Other	262	340	313
Total general and administrative expenses	3,110	3,102	3,211

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2012

Note 18 - Taxes on Income

A.

Israeli taxation

Corporate tax structure:

On July 14, 2009, the Knesset passed the Economic Efficiency Law (Legislation Amendments for Implementation of the 2009 and 2010 Economic Plan) – 2009, which provided, inter alia, a gradual reduction in the company tax rate to 18% as from the 2016 tax year. In accordance with the aforementioned amendments, the company tax rate in 2010 and 2011 was 25% and 24%, respectively.

On December 5, 2011 the Knesset approved the Law to Change the Tax Burden (Legislative Amendments) – 2011. According to the law the tax reduction that was provided in the Economic Efficiency Law, as aforementioned, was  cancelled and the company tax rate will be 25% as from 2012.

Italian taxation

Corporate tax structure:

As a rule, corporate income tax (named IRES from 2004) is payable by all resident companies on income from any source, whether earned in Italy or abroad at the rate of 27.5%. Both resident and non-resident companies are subject to regional income tax (IRAP), but only on income arising in Italy at the rate of 3.90%.

Spanish taxation

As a rule, corporate income tax is payable by all resident companies on income from any source, whether earned in Spain or abroad at the rate of 30%.

New taxation of the feed in tariff-
The Spanish Parliament has recently enacted the Spanish Law No. 15/2012, dated December 27, 2012, or Law No. 15/2012, on fiscal measures for the sustainability of the energy sector, which entered into force on January 1, 2013.

Law No. 15/2012 sets forth a new tax on energy generation with the following criteria:

(a)	Taxable event: generation of electric energy and its transmission to the grid;

(b)	Taxable income: total amount received in terms of feed in tariff;

(c)	Tax rate: 7%;

(d)	Taxpayer: titleholder of the taxable event, i.e., the person which is entitled to generate electric energy and transfer such energy to the grid;

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2012

Note 18 - Taxes on Income (cont’d)

(e)	Tax period and accruing: the tax period is the natural year and the tax is accrued each December 31;

(f)
Tax payment terms: the taxpayers are obliged to issue a final self-settlement of the tax amount and to pay such amount within the following month of November as from the accruing of the tax. Therefore, the first self-settlement and payment shall be satisfied during November 2013; and

(g)
Interim tax payments: the taxpayers are also required to transfer interim tax payments to the account of the final self-settlement within the first twenty calendar days of May, September, November and February of the following year, and corresponding to the periods of three, six, nine and twelve months of each year, respectively, and in accordance with the rules to be issued by the Ministry of Treasury and Public Bodies.

B.	Composition of income tax income (expense):

	For the year ended December 31
	2012	2011	2010
	US$ thousands	US$ thousands	US$ thousands
Current tax income (expense)
Current year	(526)	(432)	-
Previous years	24	-	-
Reverse of uncertain tax positions	1,316	1,352	44
	814	920	44
Deferred tax income
Creation and reversal of temporary differences	197	98	-

Tax benefit	1,011	1,018	44

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2012

Note 18 - Taxes on Income (cont’d)

C.	Theoretical tax:

Statutory rate applied to corporations in Israel and the actual tax expense, is as follows:

	2012	2011	2010
	US$ thousands
Loss before taxes on income from continuing
Operations	3,144	1,990	1,877
Primary tax rate of the Company	25%	24%	25%
Theoretical tax benefit	786	478	469

Loss (profit) subject to different tax rate	(70)	(49)	102
Foreign exchange differences	(92)	685	(189)
Permanent differences	(190)	(285)	-
Unrecognized tax losses (profit) and reserve of uncertain tax position	577	189	(338)

Actual tax benefit	1,011	1,018	44

D.	Carry forward tax losses:

As of December 31, 2012, the Company had available carry forward tax losses and deductions aggregating to approximately $ 28,000 thousand, which have no expiration date.

Deferred taxes have not been recognized of the Company's and its non-operating subsidiaries' carry forward tax losses.

The Company's management currently believes that as the Company has a history of losses it is more likely than not that the deferred tax regarding all losses carry forward will not be utilized in the foreseeable future. Therefore, deferred tax assets were not recorded in the years 2012 and 2011.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2012

Note 18 - Taxes on Income (cont’d)

E	Deferred taxes:

		Finance lease
	Property and	obligations and
	equipment	Long term loans	Swap contract	Total
	US$ thousands
Balance of deferred tax asset
(liability) as at January 1, 2012	(2,875)	2,952	21	98
Changes recognized in profit or loss	65	(153)	285	197
Changes recognized in in other comprehensive income	(218)	195	15	(8)
Balance of deferred tax asset
(liability) as at December 31, 2012	(3,028)	2,994	321	287

		Finance lease
	Property and	obligations and
	Equipment	Long term loans	Swap contract	Total
	US$ thousands
Balance of deferred tax asset
(liability) as at January 1, 2011	-	-	-	-
Changes recognized in other comprehensive income	(2,875)	2,952	21	98
Balance of deferred tax asset
(liability) as at December 31,
2011	(2,875)	2,952	21	98

F.	Provision for tax uncertainties:

As of December 31, 2012, the total amount of unrecognized tax benefits was $ 1,933 which, if recognized, would affect the effective tax rates in future periods. Management performs a comprehensive review of its global tax positions on an annual basis and accrues amounts for contingent tax liabilities. Based on these reviews, the result of discussions and resolutions of matters with certain tax authorities and the closure of tax years subject to tax audit, reserves are adjusted as necessary. However, future results may include favorable or unfavorable adjustments to estimated tax liabilities in the period the assessments are determined or resolved.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2012

Note 19 - Earnings Per Share

The following table sets forth the computation of basic and diluted earnings per share:

	For the year ended December 31
	2012	2011	2010
	US$ thousands	US$ thousands	US$ thousands
Net income (loss) attributed to owners of the Company	(2,110)	(972)	5,202

Weighted average ordinary shares outstanding (1)	10,709,294	10,775,458	7,911,551

Dilutive effect:
Employee stock options and warrants	-	-	992,699

Diluted weighted average ordinary shares
Outstanding	-	-	8,904,250

Basic loss per share from continuing operations	(0.2)	( 0. 09)	( 0. 2)

Diluted loss per share from continuing operations	(0.2)	( 0. 09)	( 0. 2)

Basic earnings per share from discontinued
Operations	-	-	0. 9

Diluted earnings per share from discontinued
Operations	-	-	0. 8

 (1)      Net of treasury shares.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2012

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

In order to manage these risks and as described hereunder, the Company executes transactions in derivative financial instruments. Presented hereunder is the composition of the derivatives:

	December 31
	2012	2011
	US$ thousands

Derivatives presented under current liabilities
Forward contracts	(120)	-
SWAP contracts	(591)	(441)

Total	(711)	(441)

Derivatives presented under non-current liabilities
SWAP contracts	(3,415)	(1,322)

Total	(3,415)	(1,322)

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2012

Note 20 - Financial Instruments (cont’d)

B.	Risk management framework

The Company's management has overall responsibility for the establishment and oversight of the Company’s risk management framework.

C.	Credit Risk

As at December 31, 2012, the Company does not have any significant concentration of credit risk.

Cash and short-term deposits
As at December 31, 2012 and 2011, the Company had cash and cash equivalents in the amount of $33,292 and $28,917 thousand, respectively and $5,290 and $10,000 thousand, respectively, in short-term deposits. The Company’s cash and cash equivalents and short-term deposits are deposited with financial institutions having high credit rating (international rating scale).

Restricted cash
As at December 31, 2012 and 2011, the Company has a balance of current restricted cash of $8,085 and $15,688 thousand, respectively and a balance of non-current restricted cash of $3,253 and $2,974 thousand, respectively see also Note 4.

Trade and other receivables
As at December 31, 2012 and 2011, the Company has a balance of trade and other receivables of $587 and $4,115 thousand, respectively. This balance refers to invoices issued and unbilled to ENEL, the Italian national electricity grid operator and to NEXUS that represent the PV plant located in Spain in its dealings with the Spanish National Energy Commission, and is due within 60 days from issuance.

As at December 31, 2012 and 2011, the Company has a balance of government authorities receivables of $3,132 and $2,345 thousand, respectively. This balance refers to vat and withholding tax receivables in Italy and Spain.

Parties that provided financing for the project’s construction
Risk from parties that provided short-term financing to the Company and financing to the Company's subsidiaries in Italy for the construction of the PV plants in respect of the financing agreements as described in Notes 9, 10 and 11. These parties have a high credit rating.

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

The Company has contractual commitments due to financing agreements and EPC and O&M agreements of its subsidiaries in Italy and Spain see also Note 13A.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2012

Note 20 - Financial Instruments (cont’d)

D.	Liquidity risk (cont’d)

The following are the contractual maturities of financial liabilities at undiscounted amounts and based on the future rates forecasted at the reporting date, including estimated interest payments. This disclosure excludes the impact of netting agreements:

	December 31, 2012
	Carrying	Contractual	Less than			More than
	amount	cash flows	1 year	1-2 years	2-5 years	5 years
	US$ thousands
Non-derivative financial liabilities

Long term loans, including current maturities	12,425	18,311	1,341	1,039	4,454	11,477

Finance lease obligation including current maturities	7,265	9,441	621	620	1,857	6,343

Loans and borrowings	5,932	5,980	5,980	-	-	-

Trade payables and other accounts payable	14,935	14,935	14,935	-	-	-

Liabilities attributed to discontinued operations	200	200	200	-	-	-

	40,757	48,867	23,077	1,659	6,311	17,820

Derivative finance liabilities

Forward contracts	120	120	120	-	-	-
Swap contracts	4,006	4,006	591	531	1,272	1,612

	4,126	4,126	711	531	1,272	1,612

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2012

Note 20 - Financial Instruments (cont’d)

D.	Liquidity risk (cont’d)

	December 31, 2011
	Carrying	Contractual	Less than			More than
	amount	cash flows	1 year	1-2 years	2-5 years	5 years
	US$ thousands
Non-derivative financial liabilities

Long term loans, including current maturities	5,315	6,936	390	1,082	1,214	4,250

Finance lease obligation including current maturities	6,412	8,808	560	558	1,659	6,031

Loans and borrowings	11,631	11,834	11,834	-	-	-

Trade payables and other accounts payable	16,942	16,942	16,942	-	-	-

Liabilities attributed to discontinued operations	200	200	200	-	-	-

	40,500	44,720	29,926	1,640	2,873	10,281
Derivative finance liabilities

Swap contracts	1,763	1,763	441	905	382	35

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2012

Note 20 - Financial Instruments (cont’d)

E.	Market risk

Market risk is the risk that changes in market prices will affect the Company’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.

The principal risks that the Company faces, as assessed by management, are as follows: a change in the regulation applicable to the area of activity, a change in the tariffs as approved by the Electricity Authority in Italy and Spain, changes in the situation of the electricity and gas market, political and security events.

(1)	Foreign currency risk

As a result of the Company's operations, the Company is exposed to changes in the dollar/Euro exchange rate.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2012

Note 20 - Financial Instruments (cont’d)

E.	Market risk (cont’d)

(1)	Linkage and foreign currency risks (cont’d)

(a)	The exposure to linkage and foreign currency risk

The Company's exposure to linkage and foreign currency risk except in respect of derivatives (see hereunder) was as follow:

	December 31, 2012
	Non-monetary	NIS	Unlinked	EURO	Total
	US$ thousands

Current assets:
Cash and cash equivalents	-	84	26,605	6,603	33,292
ST deposits	-	-	5,290	-	5,290
ST restricted cash	-	-	6,408	1,677	8,085
Trade receivables	-	-	-	95	95
Other accounts receivables	-	73	8	4,355	4,436
Non-current assets:
Investments in equity
accounted investees	19,198	-	-	-	19,198
Financial asset	-	485	-	-	485
Property, plant and
equipment, net	53,860	-	-	-	53,860
LT restricted cash	-	-	2,600	653	3,253
Other assets	746	-	-	-	746
Current liabilities:
Loans and borrowings	-	-	-	(7,044)	(7,044)
Accounts payable	-	(11)	-	(1,915)	(1,926)
Accrued expenses and
other payables	(2,853)	-	(120)	(11,078)	(14,051)
Liabilities attributed to
discontinued operations	-	-	(200)	-	(200)
Non-current liabilities:
Finance lease obligations	-	-	-	(6,898)	(6,898)
Long-term loans	-	-	-	(11,680)	(11,680)
Other long-term liabilities	(412)	-	-	(3,415)	(3,827)
Total exposure in statement
of financial position in
respect of financial assets
and financial liabilities	70,539	631	40,591	(28,647)	83,114

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2012

Note 20 - Financial Instruments (cont’d)

E.	Market risk (cont’d)

(1)	Linkage and foreign currency risks (cont’d)

(a)	The exposure to linkage and foreign currency risk (cont’d)

	December 31, 2011
	Non-monetary	NIS	Unlinked	EURO	Total
	US$ thousands

Current assets:
Cash and cash equivalents	-	131	16,271	12,515	28,917
ST deposits	-	-	10,000	-	10,000
ST restricted cash	-	-	15,688	-	15,688
Trade receivables	-	-	-	88	88
Other accounts receivables	-	272	-	6,603	6,875
Non-current assets:
Investments in equity
accounted investees	12,995	-	-	-	12,995
Financial asset	-	52	-	-	52
Property, plant and
equipment, net	48,638	-	-	-	48,638
LT restricted cash	-	-	2,250	724	2,974
Other assets	165	-	-		165
Current liabilities:	-	-
Loans and borrowings	-	-	-	(12,129)	(12,129)
Accounts payable	-	(13)	-	(2,777)	(2,790)
Accrued expenses and
other payables	(4,538)	-	-	(10,055)	(14,593)
Liabilities attributed to
discontinued operations	-	-	(200)	-	(200)
Non-current liabilities:
Finance lease obligations	-	-	-	(6,114)	(6,114)
Long-term loans	-	-	-	(5,115)	(5,115)
Excess of losses over
investment in equity	(46)	-	-	-	(46)
Other long-term liabilities	(22)	-	-	(1,322)	(1,344)
Total exposure in statement
of financial position in
respect of financial assets
and financial liabilities	57,192	442	44,009	(17,582)	84,061

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2012

Note 20 - Financial Instruments (cont’d)

E.	Market risk (cont’d)

(1)	Linkage and foreign currency risks (cont’d)

(a)	The exposure to linkage and foreign currency risk (cont’d)

Information regarding significant exchange rates:

	For the year ended December 31
	2012		2011
	Rate of		Rate of
	change		change
	%	USD	%	USD
1 Euro	2	1.318	(3.2)	1.292
1 NIS	2.3	0.268	(7.1)	0.262

(b)	Sensitivity analysis

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

	December 31, 2012
	Increase		Decrease
	Profit or loss	Equity	Profit or loss	Equity
	US$ thousands
Change in the exchange rate of:
5% in the Euro	(295)	(295)	295	295
5% in NIS	27	27	(27)	(27)

	December 31, 2011
	Increase		Decrease
	Profit or loss	Equity	Profit or loss	Equity
	US$ thousands
Change in the exchange rate of:
5% in the Euro	(579)	(579)	579	579
5% in NIS	20	20	(20)	(20)

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2012

Note 20 - Financial Instruments (cont’d)

E.	Market risk (cont’d)

Interest rate risk

From 2012, the Company is exposed to changes in fair value, as a result of changes in interest rate in connection with its loans and borrowings. The debt instruments of the Company bear variable interest rate.

Sensitivity analysis

A change in interest rate would have increased (decreased) profit or loss by the amounts shown below:

	December 31,
	2012	2011
	Profit or loss	Profit or loss
	US$ thousands	US$ thousands
Increase of 1%	198	99
Increase of 3%	749	298
Decrease of 1%	(344)	(99)
Decrease of 3%	(653)	(239)

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2012

Note 20 - Financial Instruments (cont’d)

E.	Market risk (cont’d)

(1)	Linkage and foreign currency risks (cont’d)

F.	Fair value

(1)	Fair values versus carrying amounts

The carrying amounts of certain financial assets and liabilities, including cash and cash equivalents, other accounts receivables, pledged deposits, financial derivatives credit from banks and trade payables and other accounts payables are the same or proximate to their fair value.

The fair values of the other financial liabilities, together with the carrying amounts shown in the statement of financial position, are as follows:

	December 31
	2012		2011
	Carrying	Fair	Carrying	Fair
	amount	Value	amount	value
	US$ thousands
Loans from banks
(including current maturities)	12,425	10,724	5,315	4,430
Finance lease obligations
(including current maturities)	7,265	6,760	6,412	5,776

	19,690	17,484	11,727	10,206

(2)	Interest rates used for determining fair value

The interest rates used to discount estimated cash flows, when applicable, are based on the government yield curve at the reporting date plus an adequate credit spread, and were as follows:
December 31
	2012	2011
	%	%
Non-current liabilities:
Loans from banks	Euribor+ 1.9-5.6%	Euribor +5.25%
Finance lease obligations	Euribor+ 1.9-5.6%	Euribor +5.25%

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2012

Note 20 - Financial Instruments (cont’d)

F.	Fair value (cont’d)

(3)	Fair value hierarchy

The financial instruments presented at fair value are grouped into classes with similar characteristics using the following fair value hierarchy which is determined based on the source of input used in measuring fair value:

Level 1	-	Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2	-	Inputs other than quoted prices included within Level 1 that are observable either directly or indirectly.

Level 3	-	Inputs that are not based on observable market data (valuation techniques which use inputs that are not based on observable market data).

	December 31, 2012
	Level 1	Level 2	Level 3	Total
	US$ in thousands
Option to acquire additional
shares in investee	-	-	485	485

Swap contracts	-	4,006	-	4,006

The fair value of the option to acquire additional shares in investee was calculated based on a binomial option pricing model considering estimates and parameters such as NAV (net asset value) of Dori Energy, which was determined based on the value of Dorad, estimated according to the discounted operational cash flows of Dorad, discounted by the return on equity of Dorad and net of its financial liabilities as of December 31, 2012.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2012

Note 20 - Financial Instruments (cont’d)

F.	Fair value (cont’d)

(4)	Level 3 financial instruments carried at fair value

The table hereunder presents reconciliation from the beginning balance to the ending balance of financial instruments carried at fair value in level 3 of the fair value hierarchy:

Financial assets
Option to
purchase
additional
shares in
investee
US$ in thousands
Balance as at January 27, 2011	98

Total losses recognized in Profit or loss	(46)

Balance as at December 31, 2011	52

Total income recognized in Profit or loss	146
Deferred income	287

Balance as at December 31, 2012	485

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

	December 31, 2012
	Increase		Decrease
	Profit or loss	Equity	Profit or loss	Equity
	US$ in thousands
Option to purchase additional shares in investee:

Change in volatility of 10%	73	73	(64)	(64)
Change in volatility of 20%	141	141	(129)	(129)
Change in interest rate of 1%	43	43	(40)	(40)
Change in interest rate of 2%	87	87	(73)	(193)

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2012

Note 21 - Segments Information

The Company's chief operating decision maker (CODM) reviews internal management reports on a consolidated basis. The Company has only one strategic business unit.

Geographical information

The Company is domiciled in Israel and it operates in Italy and in Spain through its subsidiaries eleven PV Plants and in Israel through Dori Energy.

Major customer

Revenues are derived from one customer in each of the Italian and Spanish subsidiaries (government agencies).

Note 22 - Subsequent Events

A.
On January 28, 2013, the company entered into a binding Letter of Intent for the purchase of two Italian companies, each of which holds a photovoltaic (solar) site with fixed technology in the Veneto Region, Italy (Northern Italy), with an aggregate capacity of approximately 12MWp that are fully constructed and operating and were connected to the Italian national grid in August 2011 under the applicable Feed-in-Tariff (0.238 Euro/kWh) for the consideration of approximately Euro 25.5 million (approximately $33,600 thousand), based on a transaction cut-off date of September 30, 2012. Currently the parties are in an advanced stage of negotiations and upon the execution of the final agreements, the Company shall deposit in a trust account a nonrefundable deposit of Euro 12.5 million on account of the purchase price (approximately $16,500 thousand). Within 90 days thereafter, subject to the fulfillment of certain customary conditions precedent, the final closing of the transaction shall take place, in which the Company is to pay the remaining amount of up to Euro 13 million(approximately $17,150 thousand) on account of the purchase price (after calculation of applicable deductions (if any). According to the binding Letter of Intent, to the extent that the balance of the purchase price will not be paid by the Company and provided all other conditions have been satisfied, then the Seller may either extend the 90 day deadline or unilaterally terminate the agreements and request that the nonrefundable deposit be released to it from the trust account. The Company cannot terminate the agreement if it is unable to obtain financing. In March 2013, certain creditors of the Veneto Seller approached the German court requesting that the transaction be subject to approval of the creditors of the Veneto Seller and the court granted their request. Therefore, at this point there can be no assurance as to whether and when the Veneto Agreements will be finalized and executed and as to the fulfillment of all relevant conditions to closing that will be set forth therein.

Exhibit index

Number	Description
1.1	Memorandum of Association of the Registrant (translated from Hebrew), reflecting amendments through June 9, 2011*
1.2	Second Amended and Restated Articles of the Registrant, reflecting amendments through June 20, 2012
2.1	Specimen Certificate for ordinary shares(1)
4.1	1998 Share Option Plan for Non-Employee Directors
4.2	2000 Stock Option Plan
4.3	Form of Indemnification Agreement between the Registrant and its officers and directors
4.4	Form of Exemption Letter between the Registrant and its officers and directors
4.5	Management Services Agreement, by and among the Registrant, Kanir Joint Investments (2005) Limited Partnership and Meisaf Blue & White Holdings Ltd., effective as of March 31, 2008(2)
4.6
Engineering Procurement & Construction Contract for the Construction of a Photovoltaic System in Cingoli, between Ellomay PV One S.R.L. and Ecoware S.p.A., dated March 4, 2010 (portions translated from Italian)(3)*

4.7
Engineering Procurement & Construction Contract for the Construction of a Photovoltaic System in Senigallia, between Ellomay PV One S.R.L. and Ecoware S.p.A., dated March 4, 2010 (portions translated from Italian)(3)*

4.8	Side Agreement, between Ellomay PV One S.R.L. and Ecoware S.p.A., dated March 5, 2010(4)
4.9	Giaché Building Right Agreement (summary of Italian version)(5)*
4.10	Massaccesi Building Right Agreement (summary of Italian version)(5)*
4.11	Settlement Agreement and Release, dated July 27, 2010, between Ellomay Capital Limited and Hewlett-Packard Company(5)
4.12	Troia 8 Building Right Agreement (summary of Italian version)(5)*
4.13	Troia 9 Building Right Agreement (summary of Italian version)(5)*
4.14	Investment Agreement, among U. Dori Group Ltd., U. Dori Energy Infrastructures Ltd. and Ellomay Clean Energy Ltd. , dated November 25, 2010 (summary of Hebrew version)(5)*
4.15	Shareholders Agreement, among U. Dori Group Ltd., Ellomay Clean Energy Ltd. and U. Dori Energy Infrastructures Ltd., dated November 25, 2010 (summary of Hebrew version)(5)*
4.16	Agreement, between U. Dori Energy Infrastructures Ltd. and Israel Discount Bank Ltd., dated January 26, 2011 (summary of Hebrew version)(5)*
4.17
Engineering Procurement & Construction Contract for the Construction of a Photovoltaic Plant, between Urbe Techno S.r.l. and Pedale S.r.l., dated March 25, 2011 (portions translated or summarized from Italian)(includes a summary of the Building Rights Agreement)(5)*

4.18	Acquafresca Building Right Agreement (summary of Italian version)(1)*
4.19	D’Angella Building Right Agreement (summary of Italian version)(1)*

Number	Description
4.20	Rinconada II Building Right Agreement (summary of Spanish version)(1)*
8	List of Subsidiaries of the Registrant
12.1	Certification of Principal Executive Officer required by Rule 13a-14(a) and Rule 15d-14(a) (Section 302 Certification)
12.2	Certification of Principal Financial Officer required by Rule 13a-14(a) and Rule 15d-14(a) (Section 302 Certification)
13	Certification of Principal Executive Officer and Principal Financial Officer required by Rule 13a-14(b) and Rule 15d-14(b) (Section 906 Certification)
15.1	Consent of Somekh Chaikin
15.2	Consent of BDO
15.3	Consent of Kost Forer Gabbay & Kasierer

_____________________________________

*	The original language version is on file with the Registrant and is available upon request.

(1)	Previously filed with the Registrant’s Form 20-F for the year ended December 31, 2011 and incorporated by reference herein.
(2)	Previously filed with the Registrant’s Form 6-K dated December 1, 2008 and incorporated by reference herein.
(3)	Previously filed with Amendment No. 2 to the Registrant’s Form 20-F for the year ended December 31, 2009 and incorporated by reference herein.
(4)	Previously filed with the Registrant’s Form 20-F for the year ended December 31, 2009 and incorporated by reference herein.
(5)	Previously filed with the Registrant’s Form 20-F for the year ended December 31, 2010 and incorporated by reference herein.