Form 20-F
period 2013-12-31
Ellomay Capital Ltd.
filed 2014-03-31
CIK 946394

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report...........

For the transition period from __________________ to __________________

Commission File Number 001-35284

ELLOMAY CAPITAL LTD.
(Exact Name of Registrant as specified in its charter)

ISRAEL
(Jurisdiction of incorporation or organization)

9 Rothschild Boulevard, 2nd floor
Tel Aviv 6688112, Israel
(Address of principal executive offices)

Kalia Weintraub, Chief Financial Officer
Tel: +972-3-797-1111; Facsimile: +972-3-797-1122
9 Rothschild Boulevard, 2nd floor
Tel Aviv 6688112, Israel

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

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☑	Other ☐

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

All references to “$,” “dollar,” “US$” or “U.S. dollar” are to the legal currency of the United States of America, references to “NIS” or “New Israeli Shekel” are to the legal currency of Israel and references to “ˆ,” “Euro” or “EUR” are to the legal currency of the European Union.

We prepare our consolidated financial statements in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB.  For periods prior to January 1, 2009, our consolidated financial statements were prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP.

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

The forward-looking statements contained in this report are based on current expectations and beliefs concerning future developments and the potential effects on our business. There can be no assurance that future developments actually affecting us will be those anticipated. These forward-looking statements involve a number of risks, uncertainties or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements, including the following:

•	Amendments, including retroactive amendments, to the regulation governing the photovoltaic markets in which we operate or to which we may in the future enter;

•	the market, economic and political factors in Italy, in Spain and generally in Europe, in Israel and worldwide;

•	our contractors’ technical, professional and financial ability to deliver on and comply with their operation and maintenance undertakings in connection with the operation of our photovoltaic plants;

•	our ability to further familiarize ourselves and maintain expertise in the photovoltaic market and the energy market, and to track, monitor and manage the projects which we have undertaken;

•	our ability to meet our undertakings under various financing agreements, including to our debenture holders, and our ability to raise additional financing in the future;

•	the risks we are exposed to due to our holdings in Dori Energy Ltd. and Dorad Energy Ltd.;

•	the price and market liquidity of our ordinary shares;

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

•
our plans with respect to the management of our financial and other assets and our ability to identify, evaluate and consummate additional suitable business opportunities and strategic alternatives; and

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

For the years ended December 31, 2013, 2012, 2011, 2010 and 2009, we have prepared our consolidated financial statements in accordance with IFRS, as issued by the IASB. In February 2008 we sold our wide format and super-wide format printing system business to Hewlett-Packard Company, or HP pursuant to an asset purchase agreement executed on December 9, 2007, or the Asset Purchase Agreement. The operating results and cash flows attributed to the digital wide format and super-wide format printing system business were presented in our statements of comprehensive income (loss) and cash flows as discontinued operations. Statements of financial position amounts related to this business are presented as assets and liabilities attributed to discontinued operations and are expected to be settled in one to two years.

The financial statements for the years ended December 31, 2009 and 2010 were audited by Kost Forer Gabbay & Kasierer, an independent registered public accounting firm and a member of Ernst & Young Global. The financial statements for the years ended December 31, 2011, 2012 and 2013 were audited by Somekh Chaikin, an independent registered public accounting firm and a member of KPMG International.

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

We currently own twelve operating photovoltaic plants in Italy, with an aggregate nominal capacity of approximately 22.6 megawatt peak, or MWp, and 85% of one operational photovoltaic plant in Spain, with a nominal capacity of approximately 2.3 MWp, or, each, a PV Plant and, together, the PV Plants, and indirectly hold 7.5% of the equity of Dorad Energy Ltd., or Dorad (and an option to increase such holdings to 9.375%). See “Item 4.A: History and Development of Ellomay” and “Item 4.B: Business Overview” for more information.

The selected consolidated financial data set forth below should be read in conjunction with and is qualified by reference to our consolidated financial statements and the related notes, as well as “Item 5: Operating and Financial Review and Prospects.”

The tables below set forth selected consolidated financial data under IFRS for the years ended December 31, 2013, 2012, 2011, 2010 and 2009. The information included in the tables has been derived from our audited consolidated financial statements. The audited consolidated financial statements at December 31, 2013 and 2012 and for the years ended December 31, 2013, 2012 and 2011, appear at the end of this report.

Consolidated Statements of Profit or Loss and Other Comprehensive Income (Loss)
(in thousands of U.S. Dollars except per share and share data)

	For Year ended December 31,
	2013	2012	2011	2010	2009
Revenues	$12,982	$8,890	$6,114	$-	$-
Operating expenses	2,381	1,954	1,391	-	-
Depreciation expenses	4,021	2,717	1,777	-	-
Gross profit	6,580	4,219	2,946	-	-
General and administrative expenses	3,449	3,110	3,102	3,211	1,931
Gain on bargain purchase	10,237	-	-	-	-
Capital Loss, net	-	394	-	-	-

Operating Profit (Loss)	13,368	715	(156)	(3,211)	(1,931)
Financing income	204	696	1,971	1,076	1,366
Financing income (expenses) in connection with derivatives, net	1,501	(2,157)	(2,601)	404	-
Financing expenses	(4,201)	(2,166)	(608)	(80)	(9)
Financing income (expenses), net	(2,496)	(3,627)	(1,238)	1,400	1,357
Company’s share of losses of investee accounted for at equity	(540)	(232)	(596)	(66)	-

Loss before taxes on income	10,332	(3,144)	(1,990)	(1,877)	(574)
Tax benefit (taxes on income)	(245)	1,011	1,018	44	(69)

Profit (loss) from continuing operations	10,087	(2,133)	(972)	(1,833)	(643)
Income (loss) from discontinued operations, net		-	-	7,035	(376)
Net income (loss) for the year	10,087	(2,133)	(972)	5,202	(1,019)

Income (Loss) attributable to:
Shareholders of the Company	10,068	(2,110)	(972)	5,202	(1,019)
Non-controlling interests	19	(23)	-	-	-
Net income (loss) for the year	10,087	(2,133)	(972)	5,202	(1,019)

Other comprehensive income (loss):
Foreign currency translation adjustments	6,038	1,620	(3,698)	194	-
Total other comprehensive income (loss)	6,038	1,620	(3,698)	194	-
Total comprehensive income (loss)	16,125	$513	$(4,670)	$5,396	$(1,019)
Basic net earnings (loss) per share:
Loss from continuing operations	$0.94	$(0.2)	$(0.09)	$(0.2)	$(0.1)
Earnings (loss) from discontinued operations		-	-	0.9	*) -
Net earnings (loss)	$0.94	$(0.2)	$(0.09)	$0.7	$(0.1)

Diluted net earnings (loss) per share:
Loss from continuing operations	$0.94	$(0.2)	$(0.09)	$(0.2)	$(0.1)
Earnings (loss) from discontinued operations	-	-	-	0.8	*) -
Net earnings (loss)	$0.94	$(0.2)	$(0.09)	$0.6	$(0.1)
Weighted average number of shares used for computing basic earnings (loss) per share	10,692,371	10,709,294	10,775,458	7,911,551	7,378,643
Weighted average number of shares used for computing diluted earnings (loss) per share	10,752,808	10,709,294	10,775,458	8,904,250	7,378,643
__________________________
*)           Less than $0.01

Other financial data (in thousands of U.S. Dollars)

	For Year ended December 31,
	2013	2012	2011	2010	2009
Adjusted EBITDA from continuing operations(1)	$6,612	$3,594	$1,025	$(3,255)	$(1,920)
________________________________
(1)
Adjusted EBITDA is a non-IFRS measure and is defined as earnings before financial expenses, net, gain on bargain purchase, capital loss, financial expenses, net, taxes, depreciation and amortization. We present this measure in order to enhance the understanding of our historical financial performance and to enable comparability between periods. While we consider Adjusted EBITDA to be an important measure of comparative operating performance, Adjusted EBITDA should not be considered in isolation or as a substitute for net income or other statement of operations or cash flow data prepared in accordance with IFRS as a measure of profitability or liquidity. Adjusted EBITDA does not take into account our commitments, including capital expenditures and restricted cash and, accordingly, is not necessarily indicative of amounts that may be available for discretionary uses. Not all companies calculate Adjusted EBITDA in the same manner, and the measure as presented may not be comparable to similarly-titled measures presented by other companies. Our Adjusted EBITDA may not be indicative of our historic operating results; nor is it meant to be predictive of potential future results. We use the term “Adjusted EBITDA” to highlight the fact that we deducted the gain on bargain purchase from the net income for the year ended December 31, 2013 and added the capital loss to the net income for the year ended December 31, 2012. The Adjusted EBITDA is otherwise fully comparable to EBITDA information which has been previously provided for prior periods.

Reconciliation of Net income (loss) to Adjusted EBITDA

	For Year ended December 31,
	2013	2012	2011	2010	2009
Net income (loss) for the year	$10,087	$(2,133)	$(972)	$5,202	$(1,019)
Financing expenses (income), net	2,496	3,627	1,238	(1,400)	(1,357)
Loss (income) from discontinued operations, net of tax	-	-	-	(7,035)	376
Income tax expenses (benefit)	245	(1,011)	(1,018)	(44)	69
Gain on bargain purchase	(10,237)	-	-	-	-
Capital loss	-	394	-	-	-
Depreciation and amortization	4,021	2,717	1,777	22	11
Adjusted EBITDA	$6,612	$3,594	$1,025	$(3,255)	$(1,920)

Consolidated Statements of Financial Position Sheet Data (in thousands of U.S. Dollars except share data)

	At December 31,
	2013		2012		2011		2010	2009
Working capital (deficiency)	$(4,384)		$27,977		$31,856		$71,756	$75,172
Total assets	$146,930		$128,740		$126,392		$106,214	$76,432
Total liabilities	$47,169		$45,626		$42,331		$17,648	$6,404
Total shareholders’ equity	$99,761		$83,114		$84,061		$88,566	$70,028
Capital stock	$102,590	(1)	$102,068	(1)	$102,534	(2)	$102,369	$89,227
Ordinary shares outstanding	10,692,371	(1)	10,692,371	(1)	10,769,326	(2)	10,750,071	7,378,643

(1)	Net of 85,655 treasury shares that have been purchased during 2011 and 2012 according to a share buyback program that was authorized by our Board of Directors.
(2)	Net of 8,700 treasury shares that have been purchased during 2011 according to a share buyback program that was authorized by our Board of Directors.

B.            Capitalization and Indebtedness

Not Applicable.

C.            Reasons for the Offer and Use of Proceeds

Not Applicable.

D.            Risk Factors

Investing in our securities involves significant risk and uncertainty. You should carefully consider the risks and uncertainties described below as well as the other information contained in this report before making an investment decision with respect to our securities. If any of the following risks actually occurs, our business, financial condition, prospects, results of operations and cash flows could be harmed and could therefore have a negative effect on the trading price of our securities.

The risks described below are the material risks we face. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially adversely affect our business, financial condition or results of operations in the future.

Risks Related to our Business

Risks Related to the PV Plants

The majority of our PV Plants are located in Italy and our other 85% owned PV Plant is located in Spain and therefore the revenues derived from them mainly depend on payments received from Italian and Spanish governmental entities. The economic crisis in the European Union, specifically in Italy and in Spain, and measures taken in order to improve Italy’s and Spain’s financial position, may adversely affect the results of our operations.  The global financial crisis that began in 2007 directly affected Italy’s and Spain’s growth and economy. The situation worsened during 2011 due to the debt crisis in various European Union countries in general and specifically in Italy, whose current debt is one of the highest in the euro zone and in Spain, who has one of the highest budget deficit in the world. In addition, during 2012 and 2013, all three major credit rating agencies downgraded Italy’s and Spain’s debt. The debt crisis also caused the Italian and Spanish governments to adopt various spending cuts and tax increases aimed at bolstering growth and increasing revenues for the repayment of debt. For example, during 2011 Spain implemented changes to its incentive scheme, including the reduction of subsidies through 2013 and the Spanish government adopted a new law in late 2012 that imposes a new revenue tax on electricity generating power plants. Both countries remain in a state of financial crisis. Both countries have recently commenced several legislation processes that may have a direct negative effect on our results of operations. For more information see “Item 4.B: Business Overview.”  Although the incentive scheme in Italy is based on end-users' payments and not directly on the Italian government’s budget, we cannot assure you that the economic crisis will not cause additional changes to the Italian government’s photovoltaic energy incentive schemes or that no additional changes will be made in Spain’s photovoltaic energy incentive scheme that may directly or indirectly affect the payments we receive and, therefore, our operations and revenues.

Our business depends to a large extent on the availability of financial incentives. The reduction or elimination of government subsidies and economic incentives could reduce our profitability and adversely impact our revenues and growth prospects.  Many countries, such as Germany, Spain, Italy, France, Portugal and Japan, offer substantial incentives to offset the cost of photovoltaic power systems in the form of feed-in tariffs, or FiT or other incentives to promote the use of solar energy and to reduce dependence on other forms of energy. These government incentives could potentially be reduced or eliminated altogether. On June 6, 2013, the Italian Authority for Electricity and Gas (AEEG) announced that the overall annual expense cap of ˆ6.7 billion for incentive payments payable to PV has been reached. As a consequence, the latest feed-in tariff (FiT) regulation—the Conto Energia V—ceased to apply on July 6, 2013, and until new incentive plans will be formulated, Italy will not subsidize any new installations, excluding minor exempted projects. In addition, on December 19, 2013 AEEG announced the replacement, starting January 1, 2014, of the minimum guaranteed prices currently foreseen under the Italian mandatory purchase regime with the zonal hourly prices set out for each specific area for PV plants exceeding 100KWp. In Spain, which also has a subsidy system for the photovoltaic industry, retroactive cuts were adopted from early 2011 to this date by limiting the number of production hours that are eligible to receive the government’s feed-in tariff and imposing taxes on sale of electricity. On July 2013, a new remunerative regime on the investment (RD 9/2013) was announced in Spain that states that owners of PV plants will be provided with a profitability measure based on a calculation that will provide the owners of photovoltaic plants a defined yield, currently estimated to be calculated as 10-year government bonds plus 300 basis points. For more information see “Item 4.B: Business Overview.” If the Italian government does not formulate new incentive plans and if the Spanish government elects to revise the incentive scheme retroactively, as it has done in the past and is currently in the process of implementing again, this may adversely affect the profitability from our PV Plants and from any new photovoltaic plants developed by us or existing photovoltaic plant acquired by us, and may prevent us from continuing to acquire photovoltaic plants in Italy or in Spain. In general, uncertainty about the introduction of, reduction in or elimination of incentives or delays or interruptions in the implementation of favorable laws could substantially affect our profitability and adversely affect our ability to continue and develop new photovoltaic plants.

Due to the uncertainty in the photovoltaic field in Italy and in Spain, we may seek to primarily invest in photovoltaic plants that have already been connected to the Italian or Spanish national grid and are eligible to receive the applicable FiT, which may not be available on terms beneficial to us or at all.  As many of the issues with respect to the future legislation in Italy and in Spain are currently unclear, acquisitions of photovoltaic plants that have already been constructed and are connected to the Italian or Spanish national grid currently provide relatively more certainty as to their economic potential than plants that are still in the planning or construction stage. It may be difficult for us to locate suitable opportunities with attractive returns, and, even if located, the acquisition of an operating photovoltaic plant may be less attractive as the PV market matures and as operating plants are generally more expensive. Our inability to locate and acquire additional photovoltaic plants and the higher cost of such photovoltaic plants may adversely affect our business and results of operations.

Existing regulations, and changes to such regulations, may present technical, regulatory and economic barriers to the construction and operation of our photovoltaic power plants, which may significantly reduce our profitability.  Installation of photovoltaic power systems is subject to oversight and regulation in accordance with international, European, national and local ordinances, building codes, zoning, environmental protection regulation, utility interconnection requirements and other rules and regulations. For example, various governmental, municipal and other regulatory entities subject the installation and operation of the plants, and any other component of the PV Plants, to the issuance of relevant permits, licenses and authorizations. If such permits, licenses and authorizations are not issued, or are issued but not on a timely basis, this could result in the interruption, cessation or abandonment of one or more of our PV Plants, or may require making significant changes to one or more of our PV Plants, any of which may cause severe losses. These licenses and permits may be revoked by the authorities following their issuance in the event the authorities discover irregularities or deviations from the scope of the license or permit. Any delay in receiving licenses or revocation of existing licenses may adversely affect our business and results of operations.

Success of the PV Plants, from their construction through their commissioning and ongoing commercial operation, depends to a large extent on the cooperation, reliability, solvency, and proper performance of the contractors we engage for the construction, operation and maintenance of our PV Plants, or the Contractors, and of the other third parties involved, including subcontractors, financing entities, land developers and land owners, suppliers of parts and equipment, the energy grid regulator, governmental agencies and other potential purchasers of electricity.  The PV Plants are a complex endeavor requiring timely input, often of a highly specialized technical nature, from several parties, including without limitation, the main supplier and contemplated plant operator, other suppliers of relevant parts and materials, the land developers and land owners, subcontractors, financing entities, the Italian or Spanish government and related agencies both as subsidizers and as the purchasers of the electricity to be generated by the power plants and as regulators. In addition, as we use Contractors in order to operate and maintain our PV Plants, we depend on the representations, warranties and undertakings of such Contractors regarding, inter alia: the operation and maintenance of each of the PV Plants, the Contractors’ expertise and experience, the use of high-quality materials, securing land use rights and obtaining applicable permits, obtaining the incentive agreement in order to secure the FiT for the production and delivery of power to the national electricity grid through our PV Plants, obtaining the power purchase agreement for the sale of the produced electricity to the energy company, obtaining the interconnection agreement with the national electricity grid operator, the commissioning of power plants that are fit for long-term use, strict compliance with applicable legal requirements, our Contractors’ financial stability and the profitability of the venture. If the Contractors’ representations or warranties are inaccurate or untrue, or if any of the Contractors defaults on its obligations, or provides us with a system that is not free from defect (which causes a delay in the operation of one or more of the PV Plants), or if any of the other entities referred to herein fails to perform its obligations properly and on a timely basis or fails to grant us the required permits and certifications on a timely basis, at any point in connection with any of the PV Plants, this could result in the interruption, cessation or abandonment of the relevant PV Plant, or may require making significant changes to the project in connection with the relevant PV Plant, any of which may cause us severe losses. For example, the contractor of several of our Italian PV Plants entered into insolvency proceedings during 2012 and we were forced to replace the contractor for such PV Plants. Although we located a replacement for such contractor and there are currently many operation and maintenance contractors available in the Italian and Spanish markets, there is no assurance that we could locate an alternative contractor in the place of a deficient contractor under similar commercial terms in the future.

We are exposed to the possibility of damages to, or theft of, the various components of our photovoltaic plants. Such occurrences may cause disruptions in the production of electricity and additional costs.  During 2012 and 2013, some of our Italian PV Plants suffered damages as a result of theft of panels and other components, of damages to invertors caused due to bad weather and damages due to land conditions. Although such damages and theft are generally covered by the PV Plants' insurance policies, any such occurrences in the future may cause disruption in the production and measurement of electricity in connection with the relevant photovoltaic plant, may not be covered in its entirety by the insurance and may cause an increase in the premiums paid to our insurance companies, which may adversely affect our results of operations and profitability.

Our involvement and investment in future projects to purchase or build and operate photovoltaic plants similar to our PV Plants, in Italy, Spain or elsewhere, is substantially dependent on the applicable regulation and changes in regulation applicable to such projects in the locations we choose.  Prior to entering into additional projects similar to the PV Plants, we will have to ensure that the regulatory framework that will apply to the prospective projects and the thresholds set forth in such regulations are such that the prospective projects are expected to yield the returns we are interested in. As these regulations are subject to changes, we cannot ensure that the current regulation will be applicable to any future projects or that it will not be revised prospectively or retroactively in the future and that we will meet the schedule and other requirements set forth in current and future regulations. Any changes in the incentive regime could significantly decrease the expected return on the investment in new projects and therefore our results of operations with respect to existing projects and our interest in new projects. For more information concerning recent and imminent changes in the Italian and Spanish regulatory regime, see “Item 4.B: Business Overview.”

As a substantial part of our business is currently located in Europe, we are subject to a variety of additional risks that may negatively impact our operations.  We currently have substantial operations in Italy and one PV Plant in Spain and may make additional investments in projects located outside of Israel or the United States. Due to these operations and any additional future investments, we are subject to special considerations or risks associated with companies operating in other jurisdictions, including rules and regulations, cross currency movements, different payment cycles, tax issues, such as tax law changes and variations in tax laws as compared to Israel and the United States, cultural and language differences, crime, strikes, riots, civil disturbances, terrorist attacks and wars and deterioration of political relations with Israel. The PV Plants subject us to a number of these risks, as well as the requirement to comply with Italian, Spanish and European Union law. We cannot assure you that we would be able to adequately address these additional risks. If we were unable to do so, our operations might suffer.

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

We are dependent on the suppliers that supply the panels that are installed in our photovoltaic plants. The lack of reliability of such suppliers or of their products, as well as such suppliers’ insolvency, may have an adverse effect on our business.  Our PV Plants’ performance depends on the quality of the panels installed. Therefore, one of the critical factors in the success of our PV Plants is the existence of reliable panel suppliers, who guarantee the performance and quality of the panels supplied. During recent years, several of the manufacturers of photovoltaic panels became insolvent and certain others suffered severe losses and have gone through a consolidation process. Degradation in the performance of the solar panels above a certain level is guaranteed by the panel suppliers and we receive undertakings from the Contractor with respect to minimum performances, however, if any of the suppliers is unreliable or becomes insolvent, it may default on warranty obligations, and such default may cause an interruption in our business or reduction in the generation of energy power, and thus may have an adverse effect on our profitability and results of operations.

Our ability to leverage our investment and to increase the return on our equity investments depends, inter alia, on our ability to obtain attractive financing from financial entities.  Due to the crisis in the European financial markets in general, and in the Italian and Spanish financial markets specifically, obtaining financing from local banks is more difficult, and the terms on which such financing can be obtained are less favorable to the borrowers.  Our ability to obtain attractive financing and the terms of such financing, including interest rates, equity to debt ratio requirement and timing of debt availability will significantly impact the return on our equity investments in the PV Plants. Due to the financial crisis in the European Union in general, and in countries like Greece, Spain and Italy specifically, the local Italian and Spanish banks have substantially limited the scope of financing available to commercial firms and the financing that is provided involves terms less favorable than terms provided prior to the financial crisis. In addition, obtaining financing for our PV Plants from financial institutions that are not located in Spain or in Italy is difficult due to such institutions' lack of familiarity with these markets and the underlying assets. Although we have entered into financing agreements with respect to six of the twelve Italian PV Plants, there is no assurance that we will be able to procure financing for the remaining PV Plants in Italy, our PV Plant in Spain or any PV plants we will acquire in the future, on terms favorable to us or at all. Our inability to obtain additional financing on favorable terms, or at all, may adversely affect the return on our investment in one or more of the PV Plants and our ability to leverage our investment.

In the event we will be unable to continuously comply with the obligations and undertakings, including with respect to financial covenants, which we undertook in connection with the financing of the PV Plants, our results of operations may be adversely affected.  In connection with the financing of several of our PV Plants, we have entered into long-term agreements with outside sources of financing, including banks and a leasing company. The agreements that govern the provision of financing include, inter alia, undertakings and financial covenants that we are required to maintain for the duration of such financing agreements. In the event we fail to comply with any of these undertakings and covenants, we may be subject to penalties, future financing requirements, and, finally, to the acceleration of the repayment of debt. These occurrences may have an adverse effect on our financial position and results of operations and on our ability to obtain outside financing for other projects.

A drop in the prices of electricity may negatively impact our results of operations.  The revenue from the sale of electricity produced by the PV Plants includes the incentives in the form of feed-in tariffs and proceeds from the sale of electricity produced in the electricity market at market price. A decrease in the price of electricity in Italy or in Spain may have a negative impact on our profitability and on our ability to expand our photovoltaic business.

Photovoltaic power plant installations have substantially increased over the past few years. The increased demand for solar panels resulted in substantial investments in photovoltaic panels production facilities, creating oversupply and a sharp decrease in the prices of solar panels. These events resulted in financial difficulties and consolidation of panel suppliers, which may lead to a reversal in the trend and an increase in the prices of solar panels and other components of the system (such as invertors and related electric components), increasing the costs of replacing components in our existing PV Plants and impacting the profitability of constructing new photovoltaic plants and our ability to expand our business. Additionally, if there is a shortage of key components necessary for the production of the solar panels, that may constrain our revenue growth.   Higher demand for solar panels and other components of the photovoltaic system resulted in the past in oversupply and a sharp decrease in prices that led many panel suppliers to financial difficulties and liquidation or consolidation with other suppliers. This trend may lead to a decrease in supply and, therefore, an increase in the price of the photovoltaic system components. Should we decide to expand the business and construct additional plants over time, such increases may significantly decrease the expected return on the investment in new projects. Silicon is a dominant component of the solar panels, and although manufacturing abilities have increased over-time, any shortage of silicon, or any other material component necessary for the manufacture of the solar panels, may adversely affect our business.

Our ability to produce solar power is dependent upon the magnitude and duration of sunlight as well as other meteorological and geographic factors.  The power production has a seasonal cycle, and adverse meteorological conditions can have a material impact on the plant’s output and could result in production of electricity below expected output, which in turn could adversely affect our profitability. In addition, floods, storms, seismic turbulence and earth movements may damage our PV Plants and the insurance coverage we have for such risks may not cover in full the damage because of these circumstances are sometimes deemed “acts of god.” The resulting expense due to the need to replace damaged components or the lower electricity output may adversely affect our profitability.

As electric power accounts for a growing share of overall energy use, the market for solar energy is intensely competitive and rapidly evolving.  The market for solar energy attracts many initiatives and therefore is intensely competitive. Our competitors who strive to construct new photovoltaic power plants and acquire existing plants may have established more prominent market positions and may have more experience in this field. Extensive competition may adversely affect our ability to continue to acquire and develop new photovoltaic plants.  A decrease in prices of other technologies for power production in the field of renewable energy, such as wind power and pumped storage, may result in governmental encouragement of such other technologies on account of encouragement of the photovoltaic technology. This could adversely impact our revenues and growth prospects.

Delays in the construction of the PV Plants or in the filing of the required documentation with the authorities whether in Italy, Spain or elsewhere may result in loss of our eligibility to receive feed-in-tariffs or impede our ability to obtain financing at terms beneficial to us, or at all, and therefore may have an adverse effect on our results of operations and business. Although all of our PV Plants are currently fully constructed and connected to the applicable national grid, we have experienced delays in the completion of the construction or connection to the Italian national grid in the past, which did not result in changes of the applicable FiT. In the event we acquire additional PV Plants that are not fully constructed, delays in construction and filing of documentation could cause a delay in connection to the grid and the application of a different, lower, FiT. Although the contracts that govern the construction of photovoltaic plants often include a system of liquidated damages and price reductions that apply in the event of delays or loss of certain FiT, these remedies are limited and may not completely offset the damages caused to us. Our limited ability to protect ourselves against damages caused due to delays with respect to PV plants we may acquire in the future, may have an adverse effect on our results of operations and business.

Risks Relating to Our Investment in Dori Energy

We have joint control in Dori Energy, who, in turn, holds a minority stake in Dorad Energy Ltd., or Dorad.  Therefore, we do not control the operations and actions of Dorad. We currently hold 40% (and an option to increase our holdings under certain conditions to 50%) of the equity of Dori Energy who, in turn, holds 18.75% of Dorad. Although we entered into a shareholders’ agreement with Dori Energy and the other shareholder of Dori Energy, U. Dori Group Ltd., or the Dori SHA, providing us with joint control of Dori Energy, should differences of opinion as to the management, prospects and operations of Dori Energy arise, such differences may limit our ability to direct the operations of Dori Energy. In addition, Dori Energy holds a minority stake in Dorad and as of the date hereof is entitled to nominate only one director in Dorad, which, according to the Dori SHA, we are entitled to nominate. Although we have one representative on the Dorad board of directors, we do not control Dorad’s operations. These factors may potentially adversely impact the business and operations of Dorad and Dori Energy. In addition, to the extent our interest in Dori Energy is deemed an investment security, as defined in the Investment Company Act of 1940, or the Investment Company Act, we could be deemed to be an investment company under the Investment Company Act, depending on the value of our other assets. Please see "We may be deemed to be an “investment company” under the Investment Company Act of 1940, which could subject us to material adverse consequences" below.

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

Dorad, which is currently the only substantial asset held by Dori Energy, is involved in a complex project that includes the construction and thereafter the operations and management of the Dorad Power Plant, and its successful operations and profitability is dependent on a variety of factors, many of which are not within Dorad’s control.  Dorad is involved in the construction of a combined cycle power plant based on natural gas, with a production capacity of approximately 800 MW, or the Dorad Power Plant, on the premises of the Eilat-Ashkelon Pipeline Company, or EAPC, located south of Ashkelon, Israel. The Dorad Power Plant is subject to various complex agreements with third parties (the Israeli Electric Company, or IEC, the contractor, suppliers, private customers, etc.) and to regulatory restrictions and guidelines in connection with, among other issues, the tariffs to be paid by the IEC to Dorad for the energy produced. Various factors and events, both during the construction period of the Dorad Power Plant and during the operations of the power plant, may materially adversely affect Dorad’s results of operations and profitability and, in turn, have a material adverse effect on Dori Energy’s and our results of operations and profitability. These factors and events include:

•           The Dorad Power Plant is in the final stages of the construction phase and during such period Dorad is exposed to various risks, including, without limitation, in connection with noncompliance or breach by the contractor involved in the construction, noncompliance by Dorad or any of its shareholders with their undertaking to finance the Dorad Power Plant, which may result, inter alia, in fines and penalties being imposed on Dorad, defects or delays in the construction due to the contractor or outside events and delays in supply of equipment required for the construction of the Dorad Power Plant;

•           The operations of the Dorad Power Plant have been delayed due to various factors, including a delay in construction during 2012 due to missile attacks. Such delays may result in penalties and expenses to Dorad due to a breach of its undertakings towards certain of its customers as to the commencement of operations of the Dorad Power Plant. Dorad has already entered into settlement agreements with two of its customers, compensating them for the delays. Any further delays may cause Dorad to incur additional expenses, to grant further discounts to its customers or result in the enforcement of guarantees provided to certain customers, all of which may have a material adverse effect on Dorad's results of operations and profitability.

•          The electricity sector in Israel is highly centralized and is dominated by the IEC, which controls and operates the electricity system in Israel, including the delivery and transmission of electricity and also manufactures the substantial majority of electricity in Israel. In addition, the electricity sector is subject to various laws and regulations, including in connection with the tariffs charged by the IEC, including the resolution from May 2013 to charge private manufacturers for the IEC's system operation services, and the licensing requirement, such as the requirement that Dorad obtain a permanent license prior to commencement of its operations. Among other things, the prices paid by Dorad to the IEC for system operation services it will provide to Dorad and the fees received by Dorad from the IEC for electricity sold to the IEC and for providing the IEC with energy availability are all based on tariffs determined by the Israeli regulator and are subject to change due to an impending reform in the electricity market in Israel in light of the IEC's financial situation and the entrance of private energy manufacturers, including Dorad, into the Israeli electricity market. The updates and changes to the regulation may not necessarily involve negotiations or consultations with Dorad and may be unilaterally imposed on it. In addition, the employees of the IEC, who object to certain reforms in the Israeli electricity sector, have in the past applied sanctions to prevent the connection, and at a later stage threatened to disconnect, the Dorad Power Plant from the Israeli national grid as part of their efforts to prevent implementation of these reforms and may in the future do so again. Any changes in the tariffs, system charges or applicable regulations, failure by Dorad to obtain or to maintain the required permanents license, the inability of the IEC to pay Dorad or unilateral actions on the part of IEC's employees may adversely affect Dorad's plan of operations and could have a material adverse effect on Dorad's profitability.

•           Dorad's operations are dependent upon the expertise and success of its operations and maintenance contractor, who is responsible for the day-to-day operations of the Dorad Power Plant. In the event the services provided by such contractor will cause delays in the production of energy or any other damage to the Dorad Power Plant or to Dorad's customers, Dorad may be subject to claims for damages and to additional expenses and losses and therefore Dorad's profitability could be adversely affected.

•           Significant equipment failures may limit Dorad's production of energy. Although such damages are generally covered by insurance policies, any such failures may cause disruption in the production, may not all be covered by the insurance and the correction of such failures may involve a considerable amount of resources and investment and could therefore adversely affect Dorad's profitability.

•           The operation of the Dorad Power Plant is highly complex and dependent upon the continued ability: (i) to operate the various turbines, and (ii) to turn the turbines on and shut them down quickly based on demand and also on the accuracy of the proprietary forecasting system that will be used by Dorad. Any defects or disruptions, or inaccuracies in forecasts, may result in inability to provide the amount of electricity required by Dorad's customers or in over-production, both of which could have a material adverse effect on Dorad's operations and profitability.

•           Dorad’s operations are mainly financed by a consortium of financing entities pursuant to a long-term credit facility and such credit facility provides for pre-approval by the consortium of certain of Dorad’s actions and contracts with third parties. Changes in the credit ratings of Dorad and its shareholders, non-compliance with financing and other covenants, delays in provision of required pre-approvals or disagreements with the financial entities and additional factors may adversely affect Dorad’s operations and profitability.

•           The Dorad Power Plant is located in Ashkelon, a town in the southern part of Israel, in proximity to the Gaza Strip. The location of the Dorad Power Plant is within range of missile strikes from the Gaza Strip. In recent years, there has been an escalation in violence and missile attacks from the Gaza Strip, including an eight day period in November 2012 in which more than 1,500 missiles were fired from Gaza Strip to Southern and Central Israel. This attack disrupted the work on the Dorad Power Plant, which resumed after the missile strikes ceased. Any such further attacks to the area or any direct damage to the location of the Dorad Power Plant may damage Dorad's facilities and disrupt the commencement of operations of the Dorad Power Plant and thereafter its operations, and may cause losses and delays; and

•           Dorad entered into a long-term gas supply agreement with the partners in the “Tamar” license, or Tamar, located in the Mediterranean Sea off the coast of Israel. This agreement includes a “take or pay” mechanism that may result in Dorad paying for gas that is not actually required for its operations. In the event Dorad will be required to pay for gas that it does not need, Dorad’s results of operations and profitability could be adversely affected. The price of the natural gas under the agreement with Tamar is indexed to the electricity production tariff and is therefore subject to change. Such possible revision is now the basis for a dispute between Dorad and Tamar, which may be required to be settled in an arbitration process. In addition, as Tamar is currently Dorad’s sole supplier of gas and has undertaken to supply natural gas to various customers and is permitted to export a certain amount of the natural gas to customers outside of Israel. Dorad's operations will depend on the timely, continuous and uninterrupted supply of gas from Tamar and on the existence of sufficient reserves throughout the term of the agreement with Tamar. Any delays, disruptions, increase in the price of natural gas under the agreement, or shortages in the gas supply from Tamar will adversely affect Dorad's results of operations.

•           The Dorad power plant is subject to environmental regulations, aimed at increasing the protection of the environment and reducing environmental hazards, including by way of imposing restrictions regarding noise, harmful emissions to the environment and handling of hazardous materials. Currently the costs of compliance with the foregoing requirements are not material. Any breach or other noncompliance with the applicable laws may cause Dorad to incur additional costs due to penalties and fines and expenses incurred in order to regain compliance with the applicable laws, all of which may have an adverse effect on Dorad's profitability and results of operations.

•           As a result of the agreements with the construction contractors of the Dorad power plant and the indexation included in the gas supply agreement, Dorad is exposed to changes in exchange rates of the U.S. dollar against the NIS. To minimize this exposure Dorad executed forward transactions to purchase U.S. dollars against the NIS. As the hedging performed by Dorad does not completely eliminate such exposure, Dorad's profitability might be adversely affected due to future changes in exchange rates. In addition, due to the indexing to the Israeli consumer price index under Dorad's credit facility, it is exposed to fluctuations in the Israeli CPI, which may adversely affect its results of operations and profitability.

Risks Related to our Other Activities

We may not be able to generate sufficient cash flow to make payments under our Series A Debentures and other financing agreements. In January 2014, we raised approximately $33.5 million (approximately NIS 116.8 million), gross proceeds, through the issuance to the public in Israel of our Series A Nonconvertible Debentures, or the Series A Debentures. Net of offering related expenses, the proceeds were approximately $32.9 million (approximately NIS 114.7 million) as of the issuance date. In addition, several of our wholly-owned Italian subsidiaries have entered into financing agreements with various financial institutions, in the aggregate amount of approximately Euro 15.4 million (approximately $20.1 million). If we are unable to make payments when required by the Series A Debentures or these financing agreements or if we do not comply with the financial covenants contained in the deed of trust for the Series A Debentures or our loan agreements and upon the occurrence of several other events of default included in such documents, including certain cross default provisions, we could be required to repay all or portion of these loans prior to their maturity. Depending on our financial position at the time such repayment is required, we may or may not be able to comply with the requirement, subjecting certain assets that were pledged in connection with the various financing agreements to foreclosure by the financing institutions. This may have a material adverse effect on our operations and liquidity.

Our ability to freely operate our business is limited as a result of certain restrictive covenants contained in the deed of trust of our Series A Debentures. The deed of trust governing the Series A Debentures, or the Series A Deed of Trust, contains a number of restrictive covenants that limit our operating and financial flexibility. These covenants include, among other things, a "negative pledge" with respect to a floating pledge on all of our assets and an obligation to pay additional interest in case of certain rating downgrades. The Series A Deed of Trust also contains covenants regarding maintaining certain levels of financial ratios and criteria, including as a condition to the distribution of dividends and other customary immediate repayment conditions, including, under certain circumstances, in the event of a change of control, a change in our operations or a disposition of a substantial amount of assets. Our ability to continue to comply with these and other obligations depends in part on the future performance of our business. Such obligations may hinder our ability to finance our future operations or the manner in which we operate our business. In particular, any non-compliance with performance-related covenants and other undertakings of the Series A Debentures could result in demand for immediate repayment of the outstanding amount under the Series A Debentures and restrict our ability to obtain additional funds, which could have a material adverse effect on our business, financial condition or results of operations.

Our debt increases our exposure to market risks, may limit our ability to incur additional debt that may be necessary to fund our operations and could adversely affect our financial stability. As of December 31, 2013, our total indebtedness was approximately EUR 27.1 million (approximately $37.3 million), excluding any related capitalized costs. We have since repaid approximately EUR 12.9 million (approximately $17.7 million) of such indebtedness and incurred additional indebtedness of approximately $33.5 million as of the issuance date (approximately NIS 116.8 million) in connection with the issuance of the Series A Debentures. The trust deed governing the Series A Debentures permits us to incur additional indebtedness, subject to maintaining certain financial ratios and covenants. Our debt and any additional debt we may incur, could adversely affect our financial condition by, among other things:

•            increasing our vulnerability to adverse economic, industry or business conditions and cross currency movements;

•            limiting our flexibility in planning for, or reacting to, changes in our industry and the economy in general;

•            requiring us to dedicate a substantial portion of our cash flow from operations to service our debt, thus reducing the funds available for operations and future business development; and

•            limiting our ability to obtain additional financing to operate, develop and expand our business.

Our business results may be affected by currency and interest rate fluctuations and the hedging transactions we enter into in order to manage currency and interest rate related risks.  We hold cash and cash equivalents, restricted cash and short-term deposits in various currencies, including US$, Euro and NIS. Our investments in the Italian and Spanish PV Plants and in Dori Energy are denominated in Euro and NIS. Our Series A Debentures are denominated in NIS and the interest and principal payments are to be made in NIS and the financing we have obtained in connection with six of our PV Plants bears interest that is based on EURIBOR rate. Therefore our repayment obligations and undertakings may be affected by adverse movements in the exchange and interest rates. Although we attempt to manage these risks by entering into hedging transactions as more fully explained in “Item 11: Quantitative and Qualitative Disclosures About Market Risk,” and via hedging transactions entered into following December 31, 2013 in connection with the receipt of the NIS proceeds from the issuance of our Series A Debentures, we cannot ensure that we will manage to eliminate these risks in their entirety. These hedging transactions may also impact the results of our operations due to fluctuations in their value based on changes in the relevant exchange or interest rate.

If we do not conduct an adequate due diligence investigation of a target business or a power plant, we may be required to subsequently take write-downs or write-offs, restructuring, and impairment or other charges that could have a significant negative effect on our financial condition, results of operations and our stock price.  We must conduct a due diligence investigation of target businesses or power plants that we would intend to acquire or purchase an interest in. Intensive due diligence is time consuming and expensive due to the technical, accounting, finance and legal professionals who must be involved in the due diligence process. Even if we conduct extensive due diligence on a target business, we cannot assure you that this due diligence will reveal all material issues that may affect a particular target business, or that factors outside the control of the target business and outside of our control will not later arise. If our due diligence review fails to identify issues specific to a target business, industry or the environment in which the target business operates, we may be forced to later write-down or write-off assets, restructure our operations, or incur impairment or other charges that could result in losses. Even though these charges may be non-cash items and may not have an immediate impact on our liquidity, the fact that we report charges of this nature could contribute to negative market perceptions about us or our ordinary shares.

The current general economic and business conditions around the world and any subsequent economic downturn may adversely affect our ability to consummate new acquisitions, to procure financing for our PV Plants, the prospects of any project we may acquire and the trading price of our ordinary shares.   Since mid-2008, due to the severity of the crisis affecting financial institutions throughout the world, the rising costs of various commodities, the limited growth and economic development throughout the world, as well as the recession, the general economic and business conditions in many countries around the world worsened, affecting, among other things, credit ratings of borrowers, the perceived and actual credit risks faced by lenders and purchasers of debt securities, the solvency of trade partners, market entities’ appetite for risk, the spending habits of consumers, the ability to procure financing. This crisis disproportionately affected Europe during 2011 and 2012 and many European economies, including Italy and Spain. Despite signs of possible recovery, there is no assurance that this financial crisis will improve or be resolved over the short, medium or long term, or that the recession will be overcome in its entirety in the near or far future, or that any of the trends associated with such recession will be reversed in whole or in part. Furthermore, if any further economic downturns ensue, this may adversely affect our ability to procure financing required for the acquisition of new projects, the value of new projects we acquire and our financial condition and results of operations. In addition, if such further economic downturn will occur, it may also affect the trading prices of securities in various capital markets around the world and may significantly and adversely affect the trading price of our ordinary shares.

We may be deemed to be an “investment company” under the Investment Company Act of 1940, which could subject us to material adverse consequences.  We could be deemed to be an “investment company” under the Investment Company Act if we invest more than 40% of our assets in “investment securities,” as defined in the Investment Company Act. Investments in securities of majority owned subsidiaries (defined for these purposes as companies in which we control 50% or more of the voting securities) are not “investment securities” for purposes of this definition. As our interest in Dori Energy is not considered an investment in majority owned securities, unless we maintain the required portion of our assets under our control, limit the nature of our investments of our cash assets to cash and cash equivalents (which are generally not “investment securities”), succeed in making additional strategic “controlling” investments and continue to monitor our investment in Dori Energy, we may be deemed to be an “investment company.” We do not believe that our holdings in the PV Plants would be considered “investment securities,” as we control the PV Plants via wholly-owned subsidiaries and we do not believe that the current fair value of our short-term deposits and holdings in Dori Energy (all as more fully set forth under “Item 4.A: History and Development of Ellomay” and “Item 4.B: Business Overview”), all of which may be deemed to be “investment securities,” would result in our being deemed to be an “investment company.” If we were deemed to be an “investment company,” we would not be permitted to register under the Investment Company Act without an order from the SEC permitting us to register because we are incorporated outside of the United States and, prior to being permitted to register, we would not be permitted to publicly offer or promote our securities in the United States. Even if we were permitted to register, it would subject us to additional commitments and regulatory compliance. Investments in cash and cash equivalents might not be as favorable to us as other investments we might make if we were not potentially subject to regulation under the Investment Company Act. We seek to conduct our operations, including by way of investing our cash and cash equivalents, to the extent possible, so as not to become subject to regulation under the Investment Company Act. In addition, because we are actively engaged in exploring and considering strategic investments and business opportunities, and in fact the majority of our investments to date (mainly in the Italian and Spanish photovoltaic power plants markets) were made through a controlling investment, we do not believe that we are currently engaged in “investment company” activities or business.

Our ability to successfully effect acquisitions and to be successful thereafter will be significantly dependent upon the efforts of our key personnel. Several of our key personnel allocate their time to other businesses.  Our ability to successfully effect acquisitions is dependent upon the efforts of our key personnel, including Shlomo Nehama, our chairman of the board, Ran Fridrich, a director and our Chief Executive Officer and Menahem Raphael, a member of our board. Although we have entered into a Management Services Agreement with entities affiliated with these board members, they are not required to commit their full time to our affairs, which could create a conflict of interest when allocating their time between our operations and their other commitments. If our directors’ other business affairs require them to devote more substantial amounts of time to such affairs, it could limit their ability to devote time to our affairs and could have a negative impact on our ability to consummate acquisitions.

We may be characterized as a passive foreign investment company.  Our U.S. shareholders may suffer adverse tax consequences.  Under the PFIC rules, for any taxable year that our passive income or our assets that produce passive income exceed specified levels, we will be characterized as a passive foreign investment company for U.S. federal income tax purposes. This characterization could result in adverse U.S. tax consequences for our U.S. shareholders, which may include having certain distributions on our ordinary shares and gains realized on the sale of our ordinary shares treated as ordinary income, rather than as capital gains income, and having potentially punitive interest charges apply to the proceeds of sales of our ordinary shares and certain distributions.

Certain elections may be made to reduce or eliminate the adverse impact of the PFIC rules for holders of our shares, but these elections may be detrimental to the shareholder under certain circumstances. The PFIC rules are extremely complex and U.S. investors are urged to consult independent tax advisers regarding the potential consequences to them of our classification as a PFIC.

Based on our income and/or assets, we believe that we were a PFIC with respect to any U.S. shareholder that held our shares in 2008, 2009, 2010, 2011 and 2012.  We also believe, based on our income and assets, that it is likely that we were not a PFIC with respect to U.S. shareholders that held our ordinary shares in 2013. However, the Internal Revenue Service may disagree with our determinations regarding our prior or present PFIC status and, depending on future events, we could become a PFIC in future years.

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

We may rely on certain Israeli “home country” corporate governance practices which may not afford shareholders the same protection afforded to stockholders of U.S. companies. As a foreign private issuer for purposes of U.S. securities laws, NYSE MKT rules allow us to follow certain Israeli “home country” corporate governance practices in lieu of the corresponding NYSE MKT corporate governance rules. Such home country practices may not afford shareholders the same level of rights or protections in certain matters as those of stockholders of U.S. domestic companies. To the extent we are entitled to elect to follow Israeli law and practice rather than corresponding U.S. law or practice, such as with regard to the requirement for shareholder approval of changes to option plans, our shareholders may not be afforded the same level of rights they would have under U.S. practice.

We have undergone, and will in the future undergo, tax audits and may have to make material payments to tax authorities at the conclusion of these audits.  Prior to the sale of our business to HP, we conducted business globally and a substantial part of our operations was conducted in various countries and our past tax obligations were not assumed or purchased by HP as part of the business sold. Since the execution of the contracts in connection with the PV Plants and our other investments, we now also conduct our business globally (currently in Israel, Luxemburg, Italy and Spain). Our domestic and international tax liabilities are subject to the allocation of revenues and expenses in different jurisdictions and the timing of recognizing revenues and expenses. Additionally, the amount of income taxes paid is subject to our interpretation of applicable laws in the jurisdictions in which we file. Not all of the tax returns of our operations in other countries and in Israel are final and we will be subject to further audit and assessment by the applicable tax authorities. While we believe we comply with applicable income tax laws, there can be no assurance that a governing tax authority will not have a different interpretation of the law and assess us with additional taxes, as a result of which our future results may be adversely affected.

We are controlled by a small number of shareholders, who may make decisions with which you may disagree and which may also prevent a change of control via purchases in the market.  Currently, a group of investors comprised of Kanir Joint Investments (2005) Limited Partnership, or Kanir, and S. Nechama Investments (2008) Ltd., or Nechama Investments, hold an aggregate of 59.3% of our outstanding ordinary shares. Shlomo Nehama, our Chairman of the Board who controls Nechama Investments holds directly an additional 4.4% of our outstanding ordinary shares, Ran Fridrich, our CEO and a member of our Board of Directors, holds directly an additional 1.1% of our outstanding ordinary shares and Hemi Raphael, a member of our Board of Directors who, together with Ran Fridrich, controls the general partner of Kanir, directly and indirectly holds an additional 4.3% of our outstanding ordinary shares. Therefore, acting together, these shareholders could exercise significant influence over our business, including with respect to the election of our directors and the approval of change in control and other material transactions. This concentration of control may have the effect of delaying or preventing changes in control or changes in management, or limiting the ability of our other shareholders to approve transactions that they may deem to be in their best interest. In addition, as a result of this concentration of control, we are deemed a "controlled company" for purposes of NYSE MKT rules and as such we are not subject to certain NYSE MKT corporate governance rules. Moreover, our Second Amended and Restated Articles includes the casting vote provided to our Chairman of the Board under certain circumstances and the ability of members of our Board to demand that certain issues be approved by our shareholders, requiring a special majority, all as more fully described in “Item 10.B: Memorandum of Association and Second Amended and Restated Articles,” may have the effect of delaying or preventing certain changes and corporate actions that would otherwise benefit our shareholders.

Our ordinary shares are listed in two markets and this may result in price variations that could affect the trading price of our ordinary shares. Our ordinary shares have been listed on the NYSE MKT under the symbol “ELLO” since August 22, 2011 and on the Tel Aviv Stock Exchange, or TASE, under the symbol “ELOM” since October 27, 2013. Trading in our ordinary shares on these markets is made in different currencies (U.S. dollars on the NYSE MKT and New Israeli Shekels on the TASE), and at different times (due to the different time zones, different trading days and different public holidays in the United States and Israel). The trading prices of our ordinary shares on these two markets may differ due to these and other factors. Any decrease in the trading price of our ordinary shares on one of these markets could cause a decrease in the trading price of our ordinary shares on the other market.

Our non-compliance with the continued listing requirements of the NYSE MKT could cause the delisting of our ordinary shares. The market liquidity and analyst coverage of our ordinary shares is very limited.  The NYSE MKT requires listed companies to comply with continued listing requirements, including with respect to stockholders’ equity, distribution of shares and low selling price. There can be no assurance that we will continue to qualify for listing on the NYSE MKT. If our ordinary shares are delisted from the NYSE MKT, trading in our ordinary shares in the United States could be conducted on an electronic bulletin board such as the OTC Bulletin Board, which could affect the liquidity of our ordinary shares and the ability of the shareholders to sell their ordinary shares in the secondary market, which, in turn, may adversely affect the market price of our ordinary shares. Also, as our shares are now traded on the TASE, to the extent our share are delisted from the NYSE MKT we could decide to cease being a reporting company under the Securities Exchange Act of 1934, as amended, which may make it more difficult for investors to find up to date information about us, in English or at all. Moreover, in the event our ordinary shares are delisted from the NYSE MKT but are still listed on the TASE, we will be required to start filing and publishing reports in Hebrew with the Israeli authorities in a similar manner to the Israeli public companies whose shares are not listed on an exchange recognized by the Israeli regulator, which will subject us to additional substantial expenses in addition to additional regulatory requirements that may have an adverse effect on our results of operations. In addition, our ordinary shares are not yet regularly covered by securities analysts and the media and the liquidity of our ordinary shares is still very limited. Such limited liquidity could result in lower prices for our ordinary shares than might otherwise prevail and in larger spreads between the bid and asked prices for our ordinary shares. These issues could materially impair our ability to raise funds through the issuance of our ordinary shares in the securities markets.

We have not paid any cash dividends in the past and do not currently have a dividend distribution policy.  The payment of dividends will depend on our revenues and earnings, if any, capital requirements, general financial condition and applicable legal and contractual constraints in connection with distribution of profits and will be within the discretion of our then-board of directors. In addition, the terms of the deed of trust governing our Series A Debentures restrict our ability to distribute dividends (for more information see “Item 5:B. Liquidity and Capital Resources”). As a result, any gains on an investment in our ordinary shares will need to come through appreciation of the value of such shares.

Our stock price has been very volatile in the past and may continue to be volatile, which could adversely affect the market liquidity of our ordinary shares and our ability to raise additional funds.  Our ordinary shares have experienced substantial price volatility, particularly as there is still very limited volume of trading in our ordinary shares and every transaction performed significantly influences the market price. Although our ordinary shares have been listed on the NYSE MKT since August 22, 2011 and on the TASE since October 27, 2013, there is still limited liquidity and limited analyst coverage of our business and prospects, and these circumstances, combined with the general economic and political conditions, cause the market price for our ordinary shares to continue to be volatile. The continuance of such factors and other factors relating to our business may materially adversely affect the market price of our ordinary shares in the future.

ITEM 4: Information on Ellomay

A.            History and Development of Ellomay

Our legal and commercial name is Ellomay Capital Ltd. Our office is located at 9 Rothschild Boulevard, 2nd floor, Tel-Aviv 6688112, Israel, and our telephone number is +972-3-7971111. Our registered agent in the United States is CT Corporation System, 111 Eight Avenue, New York, New York 10011.

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

Our ordinary shares are currently listed on the NYSE MKT under the trading symbol “ELLO” and are also listed on the Tel Aviv Stock Exchange under the trading symbol “ELOM” under the Israeli regulatory “dual listing” regime that provides companies whose securities are listed both in the NYSE MKT and the TASE certain reporting leniencies.

Recent Developments

Closing of the Veneto PV Plants Transaction

On June 26, 2013, we closed the purchase of two unlevered Italian special purpose companies, each holding one photovoltaic (solar) plant in the Veneto Region, north Italy, or, together, the Veneto PV Plants. The final adjusted purchase price of the Veneto PV Plants was 23.5 million Euros. The Veneto PV Plants were purchased on a full equity basis, with no external loans at the level of the companies that directly own them. The Veneto PV Plants are connected to the national Italian grid since August 2011 and are entitled to a Feed in Tariff of 23.8 Euro cents per KWh, in addition to the selling price of the electricity, until August 2031.

The Dorad Power Plant

In July 2013, the Dorad Power Plant constructed by Dorad Energy, a private Israeli company in which we indirectly hold 7.5% (and an option to increase such holdings to 9.375%), was energized and connected to the Israeli national grid. In November 2013, the Natural Gas Authority of the Israeli Ministry of National Infrastructures, Energy and Water Resources approved the connection of the Dorad Power Plant to the national gas pipeline network. Pursuant to information received from Dorad, the Dorad Power Plant is currently expected to start commercial operation and production of power at its full capacity of approximately 800 MW in April 2014 and provide power to its various customers, including the Ministry of Defense, Mekorot, Ossem and Fattal and Isrotel hotel networks. For more information see "Item 4.B: Dori Energy and the Dorad Power Plant."

Listing of Ordinary Shares on the Tel Aviv Stock Exchange

On October 27, 2013, our ordinary shares were listed for trading on the TASE, under the symbol “ELOM.” We were able to list our ordinary shares on the TASE by virtue of the amendment to the Israeli Securities Law, 5728-1968, that took effect in October 2000, enabling U.S.-listed companies to dual-list on the TASE without additional regulatory requirements.

Proceeds in connection with Terminated Loan Agreement

On July 17, 2013 we entered a loan agreement with Erez Electricity Ltd., or Erez Electricity, which owns, among its other holdings, 24% of the pumped storage project in the Gilboa, Israel, or PSP Gilboa, pursuant to which we loaned an amount of approximately NIS 0.8 million (approximately $0.2 million) to Erez Electricity. In November 2013 in connection with the sale of Erez Electricity's holdings in PSP Gilboa to third parties, we reached an agreement with Erez Electricity according to which we are entitled to the immediate repayment of the amount loaned, including interests accrued and linkage, amounting to approximately NIS 1 million (approximately $0.3 million) and, subject to certain conditions, to additional future compensation in the aggregate amount of NIS 6.7 million (approximately $1.9 million), which will be linked to the Israeli CPI and will be paid in two installments of approximately NIS 1.2 million (approximately $0.35 million) subject to and upon financial closing of PSP Gilboa and NIS 5.5 million (approximately $1.6 million) subject to and upon receipt of permanent licenses for generation of power and approval of the technical advisor appointed by the financial institutions who have financed PSP Gilboa to the transfer from set up phase to operational phase. We cannot at this point predict when and if such conditions will be met and therefore, when and if we will receive the additional future compensation.

Series A Debentures Offering in Israel

On January 13, 2014, we issued Series A Nonconvertible Debentures due December 31, 2023 in a public offering in Israel in the aggregate principal amount of NIS 120,000,000 (approximately $34.4 million based on the U.S. Dollar/NIS exchange rate at that time) at a price of NIS 973 per unit (each unit comprised of NIS 1,000 principal amount of Series A Debentures). The Series A Debentures bear fixed interest at the rate of 4.6% per year and are not linked to the Israeli CPI or otherwise. The gross proceeds of the offering were approximately NIS 116.8 million (approximately $33.5 million, at the date of issuance) and the net proceeds of the offering, net of related expenses such as consultancy fee and commissions were NIS 114.7 million (approximately $32.9 million. For additional information concerning the Series A Debentures see “Item 5.B: Liquidity and Capital Resources” and “Item 10.C: Material Contracts.”

Pumped-Storage project in the Manara Cliff in Israel

On January 28, 2014 we entered into an agreement, or the Ortam Agreement, with Ortam Sahar Engineering Ltd., or Ortam, an Israeli publicly listed company, pursuant to which, subject to the fulfillment of conditions as set forth below, we shall acquire Ortam’s holdings (24.75%) in Agira Sheuva Electra, L.P., or the Partnership, an Israeli Limited Partnership that is promoting a prospective pumped-storage project in the Manara Cliff in Israel as well as Ortam's holdings: (i) in Chashgal Elyon Ltd., or the GP, an Israeli private company, which is the general partner of the Partnership (25%), and (ii) in the engineering, procurement and construction contractor of the aforementioned project (50%).

The Ortam Agreement forms part of several prospective agreements that we are currently negotiating with the other partners of the Partnership. As of this date we entered into additional agreements with some of the other partners, which are also subject to various conditions to closing.

The consummation of the transactions contemplated by the Ortam Agreement, as well as by the other conditional agreements referred to above, is subject to us entering into additional agreements with other partners of the Partnership and with several third parties, which are yet to be negotiated. Furthermore, the consummation of the transactions contemplated by the Agreement and the agreements referred to in the previous paragraph is subject to the fulfillment of additional conditions precedent, including, among others, the obtainment of third party and various regulatory approvals. We cannot at this stage assess whether and at what time the conditions to closing will be fulfilled and therefore cannot assess whether or when the closing will occur.

Principal Capital Expenditures and Divestitures

During 2011, 2012, 2013 and up to March 1, 2014, we made or accrued capital expenditures of an aggregate amount of approximately $91.9 million, as of March 1, 2014, in connection with the Italian and Spanish PV Plants, net of penalties due to delay in connection to the national grid of some of the PV Plants and net of approximately $0.9 million assets disposed as a result of panels stolen from one of our PV Plants and invertors damaged due to bad weather conditions in another PV Plant, partially reimbursed by the existing insurance policies in the amount of approximately $0.435 million and our aggregate capital expenditure in connection with the acquisition of shares in U. Dori Energy Infrastructure Ltd. is approximately $29.9 million, as of March 1, 2014.

For further information on our financing activities please refer to “Item 4.B: Business Overview” and “Item 5: Operating and Financial Review and Prospects.”

B.           Business Overview

We are in the business of energy and infrastructure and our operations currently mainly include production of renewable and clean energy. We own thirteen photovoltaic plants, or PV Plants, that are connected to their respective national grids and operating as follows: (i) twelve photovoltaic plants in Italy with an aggregate nominal capacity of approximately 22.6 MWp and (ii) 85% of one photovoltaic plant in Spain with a nominal capacity of approximately 2.3 MWp. In addition, we indirectly own 7.5% of Dorad (and an option to increase our indirect holdings in Dorad under certain conditions to 9.375%).

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

Global trends in the industry

According to EPIA (European Photovoltaic Industry Association) the solar power market has grown significantly in the past decade. According to EPIA, with at least 37 GW of newly-added capacity globally, 2013 was another record-year for photovoltaic installations, compared to 31.1 GW global photovoltaic new installations in 2012 and 29.7 GW.

With at least 37 GW of newly-added capacity globally, 2013 was another record-year for photovoltaic installations. The global PV cumulative installed capacity reached an impressive 136.7 GW at the end of last year, which represents a 35% increase compared to the year before. The internationalization trend of PV markets already observed in 2012 accentuated in 2013, with Asia taking the lead over Europe in connection with new PV installations.

While Europe concentrated more than 70% of the world’s new PV installations in 2011 and 59% in 2012, with more than 10 GW of new capacity installed during the year (compared to 17.6 GW in 2012 and over 22.4 GW in 2011), Europe only accounted for 28% of the world’s market in 2013. Asian markets, led by China and Japan (around 11 GW and 7 GW respectively), partially explain this decrease, as the Asia-Pacific region represented 57% of the 2013 global market new PV installations. European PV markets have experienced a slowdown that in a number of European countries can be explained by governmental retrospective measures that have adversely affected investors' confidence, as further explained in “Item 4.B: Material Effects of Government Regulations on the PV Plants." PV remains the third most important renewable energy source in terms of globally installed capacity (after hydro and wind power). PV now covers 3% of the electricity demand in Europe and 6% of the peak electricity demand. For the third year in a row, PV is in the top-2 newly-added generation capacity in Europe, together with wind.

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

Solar electric cells convert light energy into electricity at the atomic level. The conversion efficiency of a solar electric cell is defined as the ratio of the sunlight energy that hits the cell divided by the electrical energy that is produced by the cell. The earliest solar electric devices converted about 1%-2% of sunlight energy into electric energy. Current solar electric devices convert 5%-25% of light energy into electric energy (the overall efficiency for solar panels is lower than solar cells because of the panel frame and gaps between solar cells), and current mass produced panel systems are substantially less expensive than earlier systems. In recent years effort in the industry has been directed towards the development of solar cell technology that reduces per watt costs and increases area efficiencies.

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

There are several risk factors associated with the photovoltaic market. See “Item 3.D: Risk Factors - Risks Relating to the PV Plants.”

Our Photovoltaic Plants

The following table includes information concerning our PV Plants:

PV Plant Title	Nominal Capacity1	Location	Technology of Panels	Connection to Grid	FiT (ˆ/kWh) 2	Revenue in 2012 (in thousands)3	Revenue in 2013 (in thousands)3
“Troia 8”	995.67 kWp	Province of Foggia, Municipality of Troia, Puglia region, Italy	Fix	January 14, 2011	0.346	$800	$827
“Troia 9”	995.67 kWp	Province of Foggia, Municipality of Troia, Puglia region, Italy	Fix	January 14, 2011	0.346	$816	$832
“Del Bianco”	734.40 kWp	Province of Macerata, Municipality of Cingoli, Marche region, Italy	Fix	April 1, 2011	0.346	$480	$470

PV Plant Title	Nominal Capacity1	Location	Technology of Panels	Connection to Grid	FiT (ˆ/kWh) 2	Revenue in 2012 (in thousands)3	Revenue in 2013 (in thousands)3
“Giaché”	730.01 kWp	Province of Ancona, Municipality of Filotrano, Marche region, Italy	Duel Axes Tracker	April 14, 2011	0.346	$665	$656
“Costantini”	734.40 kWp	Province of Ancona, Municipality of Senigallia, Marche region, Italy	Fix	April 27, 2011	0.346	$526	$531
“Massaccesi”	749.7 kWp	Province of Ancona, Municipality of Arcevia, Marche region, Italy	Duel Axes Tracker	April 29, 2011	0.346	$671	$652
“Galatina”	994.43 kWp	Province of Lecce, Municipality of Galatina, Puglia region, Italy	Fix	May 25, 2011	0.346	$637	$829
“Pedale (Corato)”	2,993 kWp	Province of Bari, Municipality of Corato, Puglia region, Italy	Single Axes Tracker	May 31, 2011	0.289	$2,514	$2,518
“Acquafresca”	947.6 kWp	Province of Barletta-Andria-Trani, Municipality of Minervino Murge, Puglia region, Italy	Fix	June 2011	0.291	$654	$675
“D‘Angella”	930.5 kWp	Province of Barletta-Andria-Trani, Municipality of Minervino Murge, Puglia region, Italy	Fix	June 2011	0.291	$624	$662

PV Plant Title	Nominal Capacity1	Location	Technology of Panels	Connection to Grid	FiT (ˆ/kWh) 2	Revenue in 2012 (in thousands)3	Revenue in 2013 (in thousands)3
“Soleco”	5,923.5 kWp	Province of Rovigo, Municipality of Canaro, Veneto region, Italy	Fix	August 2011	0.238	--4	$1,5204
“Tecnoenergy”	5,899.5 kWp	Province of Rovigo, Municipality of Canaro, Veneto region, Italy	Fix	August 2011	0.238	--4	$1,5014
“Rinconada II”5	2,275 kWp	Municipality of Córdoba, Andalusia, Spain	Fix	July 2010	0.322162 6	$5037	$1,309
_________________________________
1. The actual capacity of a photovoltaic plant is generally subject to a degradation of 0.5%-0.7% per year, depending on climate conditions and quality of the solar panels.

2. In addition to the FiT payment, the Italian PV Plants are eligible to receive the price paid for the electricity generated by the plant (“ritiro dedicato”) equal to the applicable electricity market price. Until December 31, 2013 Italian PV plants with a capacity under 1 MW were eligible to receive a minimum market price guarantee, as a function of supply and demand, on an hourly basis for different zones within Italy. Resolution no. 618/2013/R/EFR dated December 19, 2013 set a replacement, starting January 1, 2014, of the minimum guaranteed prices with the zonal hourly prices set out for each specific area (so called prezzi zonali orari, i.e. the average monthly price, correspondent to each hour, as resulting from the electric market price on the area where the PV plant is located).

3.  Due to various factors, including changes in regulation discussed below, changes in the climate and the degradation of the solar panels, past results are not necessarily indicative of future performance.

4.  The acquisition of this PV Plant was consummated on June 26, 2013 and therefore revenues for 2012 and for the six months ended June 30, 2013 are not reflected in our condensed financial statements included in this report.

5.   This PV Plant is 85% owned by us.

6.  This FiT is relevant for 2013. Based on the current regulation, the FiT is linked to the Spanish core consumer price index minus fifty basic points.

7.  As the acquisition of this PV Plant was consummated on July 1, 2012, the revenues for the six months ended June 30, 2012 are not reflected in our financial statements included in this report.

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

•
standard “incentive agreements” with Gestore dei Servizi Elettrici, or GSE, Italy’s energy regulation agency responsible, inter alia, for incentivizing and developing renewable energy sources in Italy and purchasing energy and re-selling it on the electricity market. Under such agreements, it is anticipated that GSE will grant the applicable FiT governing the purchase of electricity (FiTs are further detailed in “Item 4.B: Material Effects of Government Regulations on the Italian PV Plants”);

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

•
optionally, one or more “project financing agreements” with financing entities, as were already executed with respect to several of the PV Plants and as more fully described below, and as may be executed in the future with respect to one or more of the remaining PV Plants; and

•	a stock purchase agreement in the event we acquire an existing company that owns a photovoltaic plant that is under construction or is already constructed.

Our aggregate investment in our PV Plants is approximately Euro 66.6 million (excluding the annual operation and maintenance costs and net of assets disposed in the amount of approximately $0.5 million).

As all of our PV Plants are operational, the summaries below describe the material terms of the O&M Agreements executed in connection with such PV Plants. Certain of the EPC Contracts and forms of O&M Agreements were filed as exhibits to previously filed Form 20-Fs.

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

Currently many EPC companies provide O&M services to photovoltaic plants and we expect that, if required, we will be able to replace some or all of our current O&M Contractors with other contractors and service providers. However, we cannot ensure that if such replacement shall take place we will be able to receive the same terms and warranties from the new contractor. In addition, to the extent the relevant PV Plant received financing from a bank or other financing institution, the applicable financing agreement will generally require that we obtain the financing institution's approval for the replacement of an O&M contractor.

The Contractor of four of our photovoltaic plants (Del Bianco, Giache, Constantini and Massaccesi) entered into insolvency proceedings during 2012 that are subject to an arrangement with its creditors. We therefore entered into new O&M agreements with another contractor during 2013. In connection with such insolvency proceedings, we enforced the bonds received from the contractor as part of its obligations under the EPC agreements and received an amount of approximately $0.6 million.

The Services

Each O&M Agreement governs the provision of the following services: (i) Subscription Services, which include Preventive Maintenance Services (maintenance services such as cleaning of panels and taking care of vegetation, surveillance, remote supervision of operation and full operational status of the PV Plant) and Corrective Maintenance Services (services to correct incidents arising at the PV Plant or to remedy any anomaly in the operation of the PV Plant), and (ii) Non-Subscription Services, which are all services that are outside of the scope of the Subscription Services. In some cases, certain engagement agreements are executed by us directly with service providers (such as internet, security services, etc.).

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

Sources and Availability of Components of the Solar Power Plant

As noted above, the construction of our PV Plants entails the assembly of solar panels and inverters that are purchased from third party suppliers. One of the critical factors in the success of our PV Plants is the existence of reliable panel suppliers, who guaranty the performance and quality of the panels supplied. Degradation in such performance above a certain minimum level, generally 90% during the initial ten year period and 80% during the following ten-fifteen year period, is guaranteed by the panel suppliers. However, if any of the suppliers is unreliable or becomes insolvent, it may default on warranty obligations. Photovoltaic power plant installations have substantially increased over the past few years. Higher demand for solar panels and other components of the photovoltaic system resulted in the past in oversupply and a sharp decrease in prices that led many panel suppliers to financial difficulties and liquidation or consolidation with other suppliers. This trend may lead to a decrease in supply and, therefore, an increase in the price of the photovoltaic system components.

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
__________________________
1 With regard to the Italian PV Plants under the Second Conto Energia the tariffs equal to ˆ 0.346/kWh.
The figures above refer to plants which started operation within December 31, 2008. For plants which commenced operations between January 1, 2010 and December 31, 2010, the FiT will be reduced by 2% for each calendar year following 2008.

Pursuant to Ministerial Decree 6 August 2010, or the Third Conto Energia, a fixed FiT is granted for a period of 20 years from the date on which the plant is connected to the grid in relation to plants that enter into operation after December 31, 2010 and until December 31, 2013. The FiT provided for by the Third Conto Energia are as follows:

	A		B		C
Nominal Power	Plants entered in operation after December 31, 2010 and by April 30, 2011		Plants entered in operation after April 30, 2011 and by August 31, 2011		Plants entered in operation after August 31, 2011 and by December 31, 2011
	PV plants on buildings	Other PV plants	PV plants on buildings	Other PV plants	PV plants on buildings	Other PV plants
[kW]	[ˆ /kWh]	[ˆ/kWh]	[ˆ/kWh]	[ˆ/kWh]	[ˆ/kWh]	[ˆ/kWh]
1 ≤ P ≤ 3	0.402	0.362	0.391	0.347	0.380	0.333
3< P ≤20	0.377	0.339	0.360	0.322	0.342	0.304
20< P ≤200	0.358	0.321	0.341	0.309	0.323	0.285
200< P ≤1000	0.355	0.314	0.335	0.303	0.314	0.266
1000<P≤5000	0.351	0.313	0.327	0.2891	0.302	0.264
P>5000	0.333	0.297	0.311	0.275	0.287	0.251
______________________

1	With regard to the Italian PV Plant under the Third Conto Energia the tariff is equal to ˆ 0.289/kWh.

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

The three following tables provide the FiT that will apply to PV plants entering into operations from June 1, 2011 until December 31, 2012 on the basis of the Fourth Conto Energia:

	June 2011		July 2011		August 2011
	PV plants on buildings	Other plants	PV plants on buildings	Other PV plants	PV plants on buildings	Other PV plants
	[ˆ/kWh]	[ˆ/kWh]	[ˆ/kWh]	[ˆ/kWh]	[ˆ/kWh]	[ˆ/kWh]
1≤P≤3	0.387	0.344	0.379	0.337	0.368	0.327
3<P≤20	0.356	0.319	0.349	0.312	0.339	0.303
20<P≤200	0.338	0.306	0.331	0.300	0.321	0.291
200<P≤1000	0.325	0.2911	0.315	0.276	0.303	0.263
1000<P≤5000	0.314	0.277	0.298	0.264	0.280	0.250
P>5000	0.299	0.264	0.284	0.251	0.269	0.238
_______________________________
1	With regard to the Italian PV Plant under the Forth Conto Energia the tariff is equal to ˆ 0.291/kWh.

	September 2011		October 2011		November 2011		December 2011
	PV plants on buildings	Other PV plants	PV plants on buildings	Other PV plants	PV plants on buildings	Other PV plants	PV plants on buildings	Other PV plants
	[ˆ/kWh]	[ˆ/kWh]	[ˆ/kWh]	[ˆ/kWh]	[ˆ/kWh]	[ˆ/kWh]	[ˆ/kWh]	[ˆ/kWh]
1≤P≤3	0.361	0.316	0.345	0.302	0.320	0.281	0.298	0.261
3<P≤20	0.325	0.289	0.310	0.276	0.288	0.256	0.268	0.238
20<P≤200	0.307	0.271	0.293	0.258	0.272	0.240	0.253	0.224
200<P≤1000	0.298	0.245	0.285	0.233.	0.265	0.210	0.246	0.189
1000<P≤5000	0.278	0.243	0.256	0.223	0.233	0.201	0.212	0.181
P>5000	0.264	0.231	0.243	0.212	0.221	0.191	0.199	0.172

	January – June 2012		July – December 2012
	PV plants on buildings	Other PV plants	PV plants on buildings	Other PV plants
	[ˆ/kWh]	[ˆ/kWh]	[ˆ/kWh]	[ˆ/kWh]
1≤P≤3	0.274	0.240	0.252	0.221
3<P≤20	0.247	0.219	0.227	0.202
20<P≤200	0.233	0.206	0.214	0.189
200<P≤1000	0.224	0.172	0.202	0.155
1000<P≤5000	0.182	0.156	0.164	0.140
P>5000	0.171	0.148	0.154	0.133

The following table provides the FiT and the relevant reduction, which will apply to PV plants which will enter into operation after December 31, 2012 on the basis of the Fourth Conto Energia. Please note that commencing January 1, 2013 the FiT will include the price paid for the electricity generated by the plant (“ritiro dedicato”).

	PV plants on building		Other PV plants
	Omni-comprehensive tariff	Auto-consumption premium	Omni-comprehensive tariff	Auto-consumption premium
	[ˆ/kWh]	[ˆ/kWh]	[ˆ/kWh]	[ˆ/kWh]
1≤P≤3	0.375	0.230	0.346	0.201
3<P≤20	0.352	0.207	0.329	0.184
20<P≤200	0.299	0.195	0.276	0.172
200<P≤1000	0.281	0.183	0.239	0.141
1000<P≤5000	0.227	0.149	0.205	0.127
P>5000	0.218	0.140	0.199	0.121

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

The Fifth Conto Energia provides that it shall cease to be effective 30 days after the communication by the Italian Energy Authority that a cumulative amount equal to 6.7 billion Euros of annual cost for incentives granted to photovoltaic plants has been reached. In June 2013, AEEG announced that the overall annual expense cap of ˆ6.7 billion for incentive payments payable to PV has been reached.  As a consequence, the Fifth Conto Energia ceased to apply on July 6, 2013, and until new incentive plans will be formulated, Italy will not subsidize any new installations, excluding minor exempted projects.

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

Recent innovations regarding the Italian incentive system and the electric energy sale price

(i)           The so called “Fare 2” Decree

Recently the Ministry of Economic Development issued a draft of decree, or the Fare 2 Decree, which provides, among other, measures aimed at reducing the cost of energy for consumers.

Thereafter, such measures have been incorporated in a law proposal ancillary to the so called “Stability law” (i.e. the budget law to be approved on an annual basis to comply with European Union financial requirements) whose approval will follow the ordinary Italian legislation procedure (as opposed to the simplified procedure of a Governmental decree). This will entail a longer time than as originally expected and we cannot predict at this time when, and if, the proposal will be passed and what the approved law will include.

The law draft, dated November 15, 2013, in particular sets out the following provisions which may impact investments in PV plants:

•
a measure consisting of granting the option to access a new revised incentive plan based on a reduced tariff amount with duration extended by 7 years. This specific provision applies to producers of renewable energy and owners of plants to which the ”all-inclusive tariff” (tariffa omnicomprensiva) or certain “Green Certificates” (certificati verdi) apply and provides an alternative incentive system for production of renewable energy, which can be activated voluntarily on demand of each producer who wants to continue the production of energy also after the period initially determined for the incentive plan (20 years), but with a correspondent reduction in the nominal amount of the same incentive; None of our PV Plants is subject to these provisions.

•
a replacement, starting from January 1, 2014, of the minimum guaranteed prices currently foreseen under the Italian mandatory purchase regime with the zonal hourly prices set out for each specific area (so called prezzi zonali orari, i.e. the average monthly price, correspondent to each hour, as resulting from the electric market price on the area where the PV plant is located).

While the first provision would merely provide an additional option for PV plants owners, the second provision would decrease the return on investment in all PV plants with nominal capacity of less than 1 MWp, including plants already connected to the national grid, as it is expected to reduce the minimum guaranteed prices that were initially fixed for 20 year periods for all such PV plants. The Fare 2 Decree has since been replaced by another decree named Destinazione Italia which was approved as a Law Decree (not ordinary law). This new decree does not differ from the Fare 2 Decree in the matters set forth above, except that it specifies that the replacement of minimum guaranteed prices with zonal prices applies only to PV plants exceeding 100kWp (as recently confirmed by GSE).

(ii)	AEEG opinion n. 483/2013

In parallel with the above-described legislative procedure, on October 31, 2013, AEEG (i.e., the Italian authority for electric energy) has issued a document whereby it started a consultation process aimed at re-determining the amount of the minimum guaranteed prices from which electric energy produced through renewable sources currently benefit under the mandatory purchase regime.

This document illustrates the current regime of minimum guaranteed prices and identifies possible issues with respect to which other interested entities may set forth their position. The deadline for filing observations was November 25, 2013.

In such document AEEG identifies (based on a quantification of standard operational costs) Euro 0.0378/Kwh as the price that could be guaranteed to PV plants with nominal power higher than 20kWp, without any progressive diversification (as currently applying in 2013, from Euro 0.106/Kwh for the first 3,750 Kwh annual production, through Euro 0.0952/Kwh for annual production of electricity up to 25 MWh, and until Euro 0.0806/Kwh for annual production of electricity up to 2,000 Mwh) and provided that should such price be lower than the zonal hourly prices, the zonal hourly price shall apply. Should this plan be implemented, this would entail a reduction of more than 50% of the electric energy sale price (excluding the revenues from FiT, and only for photovoltaic plants with nominal capacity of less than MWp). On December 19, 2013 AEEG issued a new resolution  determining the new reduced minimum guaranteed prices – such resolution has however been challenged before the administrative Court by an organization of renewables. We cannot at this point predict when and if such re-determination will be adopted and what its final content will be.

(iii)	AAEG resolution 36/E

Resolution n. 36/E dated December 19, 2013, highlighted, that, in case of plants qualified as real estate (which is the case of all of our Italian PV Plants), the depreciation rate for tax purposes will by the same as the depreciation rate for "industry manufacturer" (i.e. 4%).

(iv)	Imbalance costs under AEEG Resolution n. 281/2012

On January 1, 2013 AEEG Resolution n. 281/2012 (subsequently also implemented by Resolution n. 343/2012), or the AEEG Resolution, entered into force, aiming at charging the PV plant owners with the costs relating to the electric system (so called “imbalance costs”) that are the result of an inaccurate forecast of the production of electric energy, particularly in cases in which the owner is party to the mandatory purchase regime with GSE.

Such costs are mainly due to the fact that under the mandatory purchase regime GSE buys electric energy on the basis of a production forecast that may not be fully accurate; such circumstance cause the GSE to bear costs in connection with the re-sale of electric energy on the market; before Resolution n. 281/2012, such costs were borne by final consumers.

In order to transfer such costs to the owners of the PV plants, AEEG Resolution n. 281/2012 has mainly provided two types of measures:

(i)	imbalance costs are to be borne by the owners of PV plants, in an amount calculated by multiplying the discrepancy of the production forecast by a fixed parameter;

(ii)
in the case that the owner of the PV plant is party to the GSE mandatory purchase regime, administrative costs borne by GSE in connection with forecast services are to be charged on the owner. All of our Italian PV Plants are parties to the GSE mandatory purchase regime.

On June 24, 2013, the administrative Court of the Lombardia Region annulled the parts of AEEG Resolution relating to the imbalance costs as the AEEG Resolution should apply to programmable sources which should have a different treatment than non-programmable renewable energy sources, such as photovoltaic plants.

This judgment was challenged on September 11, 2013 by AEEG before the Consiglio di Stato (the Italian supreme administrative Court), which, on an interim basis (final judgment is still to be issued), reinstated the provisions of Resolution n. 281/2012/R/efr by suspending the effectiveness of the administrative court decision, with the exception that, for non-programmable plants, a deductible of 20% on the imbalance shall apply (i.e., imbalance costs shall be paid only if the forecast inaccuracy exceeds 20%).

We cannot predict at this point what the final determination of the court will be and what impact it will have on the revenues from our Italian PV Plants.

Material Effects of Government Regulations on the Spanish PV Plant

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

Bank Guarantee

Pursuant to Section 7 of Regional Decree 50/2008 of February 19, 2008, regulating the administrative procedures of PV Solar plants to be located in the Autonomous Region of Andalusia, or Decree 50/2008, enacted in accordance to section 66 bis of Royal Decree 1955/2000, of December 1, 2000, regulating the transmission, distribution, trading and supply activities and authorisation procedures for electrical power facilities, a bank guarantee in benefit of the Regional Economy and Finance Department of a total amount equivalent to Euro 500 per kW of installed capacity is required to secure the connection point of a PV solar plant to the power grid during the licensing procedure.

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

The new Spanish general legal framework applicable to renewable energies

The legal and regulatory framework applicable to the production of electricity from renewable energy sources in Spain has been modified by Royal Decree-law 9/2013, dated July 12, 2013, due to the adoption of several urgent measures in order to ensure the financial stability of the power system, or RDL 9/2013. This new royal decree-law amends section 30.4 of the former Power Act (Law 54/1997, dated November 27, 1997), derogating the former “Special Regime” and establishing the basis of the new remuneration scheme applicable to renewable energies. Law 54/1997 has been repealed by the new Power Act (Law 24/2013, of December 26, 2013) as from December 28, 2013, however, article 30.4 of Law 54/1997 is kept in full force. Therefore, the new Power Act has not modified the remuneration scheme applicable to renewable energies set forth by RDL 9/2013.

The feed-in tariff applicable to PV plants pursuant to Royal Decree 661/2007 and Royal Decree 1578/200 is replaced by the new specific remuneration regime, or SRR, set forth in RDL 9/2013. SRR includes: (i) the proceeds for the sale of electricity according to market price, (ii) an “investment retribution” enough to cover the investment costs of a so-called “standard facility” – provided that such costs are not fully recoverable through the sale of energy in the market and (iii) an “operational retribution” enough to cover the difference, if any, between the operational income and costs of a standard plant that participates in the market. These new regulations are expected to be passed in the following quarter.

The definition of what constitutes a “standard facility” as well as the rest of the elements included in the SRR and its relevant calculation formula are not included in RDL 9/2013 but are expected to be included in a future Spanish Royal Decree to be approved by the Spanish Government (Consejo de Ministros) in early 2014.

The future Royal Decree is expected to include the following aspects as set forth in RDL 9/2013:

(a)	The calculation of the SRR shall be made in reference to a “standard facility” and during its “regulatory life term,” which will also be defined by the future Royal Decree-.

This calculation shall be made taking into account:

i)	The standard incomes for the sale of energy production, valued at the production market prices;
ii)	The standard operational costs;
iii)
The standard value of the initial investment cost. For this calculation, only those costs and investments that correspond exclusively to the electricity production activity will be taken into account. Furthermore, costs or investments determined by administrative rules or acts that do not apply throughout Spanish territory will not be taken into account; and

iv)
The final value of the SRR shall not exceed the minimum level necessary to cover the costs so as to enable the undertakings to compete in the same conditions with the remaining undertakings using other technologies, and it shall enable a “reasonable return”.

(b)
SRR shall not be calculated independently for each power installation, and every facility will be included in one of the “standard facility” categories, as will be defined by the future Royal Decree, and, consequently, it will be entitled to the relevant SRR.

It should be highlighted that RDL 9/2013 has repelled Royal Decree 661/2007, of May 25, 2007, or RD 661/2007 and Royal Decree 8, of September 26, 2008, or RD 1578/2008 and since it entered into force last July 14, 2013, its provisions are applicable to every PV solar plant currently in operation. Notwithstanding the foregoing, until the approval of the new Royal Decree regulating the SRR calculation formula, PV plants have and will continue receiving the corresponding feed-in tariff in accordance with RD 661/2007 or RD 1578/2008. To this end these regulations are kept temporarily in force. Once the new Spanish Royal Decree enters into full force, the amounts received in terms of feed-in tariff shall be subject to a final settlement, which would mean either the increase in payment rights or the accrual of payment obligations concerning the amount received by owners of PV plants during such transitory period (i.e. since July 14, 2013 and through the adoption of the new Spanish Royal Decree). This settlement will be conducted during the first six monthly payments after the approval of the future Royal Decree.

The PV plants currently in operation, including Rinconada II, are already subject to the SRR, regardless of the fact that the full application of the SRR will not be feasible until the further approval of the specific regulations of the terms set forth in RDL 9/2013 which are expected to be adopted in early 2014.

RDL 9/2013 has introduced instability to the Spanish Renewable Energy Regulations due to the fact that it came into force immediately on its publication date, before its specific provisions were developed and publicized and, therefore, before it can become fully applicable. We cannot at this point of the regulatory procedure forecast what will be the final calculation of the SRR and when the new Spanish Royal Decree will be adopted, given that the parameters of the formula have not been defined. The only reference which is clearly stated by RDL 9/2013 is that the SRR shall ensure “reasonable return” or profitability; which during the first regulatory period (i.e., for the next six years) shall be equivalent to a Spanish 10-year sovereign bond calculated as the average of stock price in the stock markets during the months of April, May and June 2013, increased by 300 basis points (approximately 7.5%).

Main aspects of the new regulation

Pursuant to RDL 9/2013, the main aspects of the new remuneration scheme applicable to renewable energies are:

(a)	The feed-in tariff has been eliminated and PV plants are no longer entitled to receive the reactive power complement;

(b)	SRR shall be determined taking into account: (i) the electricity market price; and (ii) standard investment cost and operational costs by reference to each “standard facility” category;
(c)
The SRR shall be enough to compensate the investment costs of a “standard facility” that a well-managed and efficient company would not be able to recover through the sale of energy in the market and makes it possible to obtain a “reasonable return” applied to each “standard facility”. Nevertheless, the SRR will not exceed the minimum level necessary to cover the costs that allow the facilities to compete on equal terms with the other energy production technologies on the market;

(d)
The “reasonable return” will be set as a project profitability, which will be based, before tax, on the average yield of Spanish 10-year sovereign bonds on the secondary market, applying the appropriate differential set forth above;

(e)	PV plants currently in operation shall receive the SRR applicable to the relevant “standard facility” category; and
(f)	The SRR parameters may be reviewed every 6 years, which means that the SRR may not remain as is throughout the PV solar plant regulatory lifetime.

Based on draft data published by the Spanish regulator at the end of January 2014, we currently estimate that the new regulations will cause a decrease of approximately 20% in our annual revenues from Rinconada II. However, these drafts have not been approved yet and are therefore subject to change. We cannot at this point anticipate when the new regulations will become effective and what their actual effect on our results of operations will be.

The obligation to finance the tariff deficit

Pursuant to new Power Act (Law 24/2013) renewable installations are obliged to finance future tariff deficits. According to former Power Act, the tariff deficit was only financed by five vertically integrated companies (Iberdrola, Endesa, E.On, Gas Natural Fenosa and Hidrocantábrico). Following the new legislation, in case that there is a temporary deviation between revenues and costs of the electricity system on any given monthly settlement, this deviation shall be borne by all the companies participating in the settlement system (including renewable facilities). As a result of this provision, the settlement corresponding to January 2014 will only cover 25% of the total income. Any outstanding amount shall be included in future settlements plus an interest rate. The amounts received by Rinconada II in terms of feed-in tariff shall be subject to a final settlement, which would mean either the increase of payment rights or the accrual of payment obligations concerning the amount received since July 14, 2013

Rinconada II

Rinconada II is fully commissioned and is currently entitled to receive a feed-in tariff of 30.71893 cˆ/kWh, corresponding to the second quarter of year 2009 of the Pre-assignation Registry, in exchange for the electricity produced, limited to a total amount of 1,632 equivalent hours of production, during the first 30 year of its operation. Rinconada II has been awarded with all the permits and licenses required to its construction and exploitation.

The new tax on energy generation set forth in Law 15/2012 is fully applicable to Rinconada II. The taxpayers are Ellomay Spain, S.L. and the 21 Spanish affiliates entirely owned by Ellomay Spain, S.L.

Dori Energy and the Dorad Power Plant

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

Ellomay Energy was also granted an option to acquire additional shares of Dori Energy, or the Dori Option, which, if exercised, will increase Ellomay Energy’s percentage holding in Dori Energy to 49% and, subject to the obtainment of certain regulatory approvals – to 50%. The original terms of the Dori Option provided for an exercise price of NIS 2.5 million for each 1% of Dori Energy's issued and outstanding share capital and for an exercise period for the first tranche of the Dori Option, applicable to 9% of Dori Energy's issued and outstanding share capital, or the First Tranche, commencing on the Dori Closing Date and ending six (6) months after the completion and delivery of the Dorad Power Plant. Subject to the full exercise of the First Tranche, the second tranche of the Option, applicable to an additional 1% of Dori Energy's issued and outstanding share capital (on a fully diluted basis), is exercisable commencing six (6) months after the completion and delivery of the Dorad Power Plant and ending twenty four (24) months thereafter.

On October 24, 2012 the parties to the Dori Investment Agreement executed an addendum to the Dori Investment Agreement, or the Dori Addendum. The Dori Addendum updated the terms of the Dori Option as follows: (i) the exercise period for the First Tranche was extended so that the period will end twelve (12) months following the completion and delivery of the Dorad Power Plant, and (ii) the exercise price of the Dori Option (for both tranches) was reduced to NIS 2.4 million for each 1% of Dori Energy's issued and outstanding share capital (on a fully diluted basis). The other terms of the Dori Option remained unchanged. The Dori Addendum further updated the undertaking of Dori Energy's shareholders in connection with the financing of investments in Dorad by clarifying that in the event Dori Energy does not obtain outside financing, each of Dori Group and Ellomay Energy LP will invest its share of the required amounts, pro rata to their holdings in Dori Energy, replacing the Dori Group's undertaking to provide debt financing to Dori Energy in the event Dori Energy does not obtain outside financing.

Concurrently with the execution of the Dori Investment Agreement, Ellomay Energy, Dori Energy and Dori Group have also entered into the Dori SHA that became effective upon the Dori Closing Date. The Dori SHA provides that each of Dori Group and Ellomay Energy is entitled to nominate two directors (out of a total of four directors) in Dori Energy. The Dori SHA also grants each of Dori Group and Ellomay Energy with equal rights to nominate directors in Dorad, provided that in the event Dori Energy is entitled to nominate only one director in Dorad, such director shall be nominated by Ellomay Energy for so long as Ellomay Energy holds at least 30% of Dori Energy. The Dori SHA further includes customary provisions with respect to restrictions on transfer of shares, a reciprocal right of first refusal, tag along, principles for the implementation of a BMBY separation mechanism, special majority rights, etc.

Dori Energy’s representative on Dorad’s board of directors is currently Mr. Hemi Raphael, who is also a member of our Board of Directors. As of March 1, 2014, Ellomay Energy extended shareholder loans to Dori Energy in the aggregate amount of approximately $15.5, million (net of deferred interest) and the aggregate investment of Dori Energy in Dorad as of December 31, 2013, including option reevaluation and the Company’s share of losses of investee was approximately $25.

The Dorad Power Plant

The disclosures contained herein concerning the Dorad Power Plant are based on information received from Dorad and other publicly available information.

Dorad's operations have to date entailed the construction of the Dorad Power Plant, a combined cycle power plant based on natural gas, with a production capacity of approximately 800 MW, located south of Ashkelon. The Dorad Power Plant was constructed as a turnkey project, with the consideration denominated in US dollars. Dorad is leasing the land from the Eilat-Ashkelon Pipeline Company (EAPC for the construction period and for a period of 24 years and 11 months following the commencement of commercial operations of the Dorad Power Plant.

The electricity produced is expected to be sold to end-users throughout Israel and to the Israeli National Electrical Grid. The transmission of electricity to the end-users shall be done via the existing transmission and distribution grid, in accordance with the provisions of the Electricity Sector Law and its Regulations, and the Standards and the tariffs determined by the Public Utility Authority - Electricity. The existing transmission and delivery lines are operated by the IEC, which is the only entity that holds a license to operate an electricity system in Israel. The Dorad Power Plant will be based on combined cycle technology using natural gas. The combined cycle configuration is a modern technology to produce electricity, where gas turbines serve as the prime mover. After combustion in the gas turbine to produce electricity, the hot gases from the gas turbine exhaust are directed through an additional heat exchanger to produce steam. The steam powers a steam turbine connected to a generator, which produces additional electric energy. The Dorad Power Plant will be comprised of twelve natural gas turbines, each with a nominal capacity of 50 MWp and two steam turbines, each with a nominal capacity of 100 MWp. These turbines can be turned on and off quickly, with no losses in energy efficiency, which provides operational flexibility in accordance with the expected needs of customers and the IEC, calculated based on a proprietary forecasting system implemented by Dorad.

The other shareholders in Dorad are Eilat Ashkelon Infrastructure Services Ltd. (37.5%), Edelcom Ltd. (18.75%), both Israeli private companies and Zurlu Enerji Elektrik Uretim A.S. (25%), a publicly traded Turkish company. Dorad's shareholders, including Dori Energy, are parties to a shareholders agreement that includes customary provisions, including a right of first refusal, arrangements in connection with the financing of Dorad's operations, certain special shareholder majority requirements and the right of each shareholder holding 10% of Dorad's shares to nominate one member to Dorad's board of directors. As noted above, pursuant to the Dori SHA, we are currently entitled to recommend the nomination of the Dorad board member on behalf of Dori Energy.

Dorad has entered into a credit facility agreement with a consortium led by Bank Hapoalim Ltd., or the Dorad Credit Facility, and financial closing of the Dorad Power Plant was reached on November 29, 2010, with the first drawdown received on January 27, 2011. The Dorad Credit Facility provides that the consortium will fund up to 80% of the cost of the project, with the remainder to be funded by Dorad's shareholders. The funding is linked to the Israeli consumer price index and bears interest at a rate that is subject to updates every three years based on Dorad's credit rating (Dorad received an "investment grade" rating, on a local scale, from the two leading Israeli rating agencies). The current interest rate is approximately 5.5%. The funding will be repaid (interest and principal) in semi-annual payments, commencing six months of the commencement of operations of the Dorad Power Plant and for a period of 17 years thereafter. The Dorad Credit Facility further includes customary provisions, including early repayment under certain circumstances, fixed charges on Dorad's assets and rights in connection with the Dorad Power Plant and certain financial ratios, which Dorad is in compliance with as of December 31, 2013. In connection with the Dorad Credit Facility, Dorad's shareholders (including Dori Energy) undertook to provide guarantees to certain customers, to the IEC and to various suppliers and service provides of Dorad and also undertook to indemnify Dorad and the consortium in connection with certain expenses, including payments to customers due to delays in the commencement of operations, payment of liquidated damages to the construction contractors in the event of force majeure and certain environmental hazards. The aggregate investment of Dorad in the construction of the Dorad Power Plant as of December 31, 2013 was approximately NIS 4,054 million (approximately $1,168 million) and the remaining expected investment until completion of the construction phase is approximately NIS 570 million (approximately $164 million).  The Dorad Credit Facility provides for the establishment of the project accounts and determines the distribution of the cash flows among the accounts. In addition, the Dorad Credit Facility includes terms and procedures for executing deposits and withdrawals from each account and determines the minimum balances in each of the capital reserves.

As of March 1, 2014, Dori Energy provided guarantees to the Public Utilities Authority – Electricity, to customers of Dorad and to Israel Natural Gas Lines Ltd. in the aggregate amount of approximately NIS 8.7 million and, upon the commencement of commercial operations of the Dorad Power Plant, we expect that this amount will increase to approximately NIS 39 million mainly due to a total of NIS 160 million guarantee Dorad is required to provide the IEC. As of December 31, 2013, the principal and accrued interest on the shareholders loans provided to Dorad by Dori Energy was in the aggregate amount of approximately NIS 54 million (approximately $15.6 million). Shareholder loans bear 10% interest and are linked to the Israeli CPI

In July 2013, the Dorad Power Plant was energized and connected to the Israeli national grid. In November 2013, the Natural Gas Authority of the Israeli Ministry of National Infrastructures, Energy and Water Resources approved the connection of the Dorad Power Plant to the national gas pipeline network. The Dorad Power Plant is currently in advanced stages of the acceptance tests and, based on information received from Dorad, is currently expected to commence operations in April 2014, subject to receipt of the permanent electricity production license discussed under "Material Effects of Government Regulations on Dorad’s Operations" below. The commencement of operations of the Dorad Power Plant was postponed due to technical delays, including a temporary disruption of the works during 2012 due to missile attacks directed at Southern and Central Israel.

Dorad previously entered into an operation and maintenance agreement, or the Dorad O&M Agreement, with a wholly-owned subsidiary of Eilat Ashkelon Infrastructure Services Ltd., which holds 37.5% of Dorad, or the Dorad O&M Contractor. Certain of the obligations under such agreement were assigned to Zurlu Enerji Elektrik Uretim A.S., which holds 25% of Dorad. The Dorad O&M Agreement is for a period of 24 years and 11 months commencing upon receipt of a permanent license by Dorad, and in no event for a period that is longer than the period of the lease of the Dorad Power Plant premises. During 2013, the Dorad O&M Contractor entered into an agreement with Ezom Ltd., which, to our knowledge, is 75% owned by the controlling shareholder of Edelcom Ltd. (which holds 18.75% of Dorad) with the remainder held by a company controlled by Zurlu Enerji Elektrik Uretim A.S. for the provision of sub-contracting services to the Dorad O&M Contractor. Despite the assignment and subcontracting agreement, the Dorad O&M Contractor remains liable to Dorad for all obligations under the Dorad O&M Agreement. Dori Energy has objected to the aforementioned subcontracting agreement and to the method of its approval by the Dorad board of directors and is considering its options in that regard.

The Israeli Electricity Market; Competition

The Israeli electricity market is dominated by the IEC, which manufactures and sells almost all of the electricity consumed in Israel and by the Palestinian Authority and had an installed capacity of 13,248 MW as of December 31, 2012. In recent years, various private manufacturers received energy production licenses from the Public Utilities Authority – Electricity. These private manufacturers include, among others, OPC, which is has commenced operations and has a production capacity of approximately 440 MW, and Dalia Power Energies Ltd., which is in final stages of construction and is expected to have a production capacity of approximately 870 MW.

Following the commencement of operations of the Dorad Power Plant, Dorad will compete with the IEC and other private electricity manufacturers with respect to sales to potential customers directly and will also compete with the other private electricity manufacturers with respect to the use of the portion of electricity manufactured by the Dorad Power Plant that is not pre-sold to specific customers but rather is made available to the IEC for its use based on IEC's discretion and decision as to the source of available electricity that it will use from time to time.

Dorad's position is that the current regulation and structure of the Israeli electricity market provide IEC with a competitive advantage over the private electricity manufacturers. As noted below, the regulation governing the electricity market in Israel is currently subject to a review by a steering committee. However, as long as the regulations remains unchanged, as the IEC controls the transmission and delivery lines and the connection of the private power plants to the Israeli national grid, Dorad and the other private manufacturers are dependent on the IEC for their operations and may also be subject to unilateral actions on the part of IEC's employees. During 2013, the employees of IEC temporarily disconnected the Dorad Power Plant from the Israeli national grid as part of their efforts to prevent the entrance of private electricity manufacturers into the Israeli electricity market until the IEC reaches an understanding with them concerning the expected reform and possible privatization of the IEC. During June 2013, the Israeli labor court issued a ruling permitting the disconnection of private power plants by employees of the IEC under certain conditions.

Prospective Customers

Dorad entered into long term (between 6-20 years) electricity supply agreements with various commercial consumers for an aggregate of approximately 90% of the production capacity of the Dorad Power Plant. The end-users include the Israeli Ministry of Defense, Mekorot (Israel's water utility and supply company), Israeli food manufacturers (Ossem and Strauss), Israeli hotel chains (Isrotel and Fattal), and others. The customers will pay a fee that is less than the fee set by the Israeli Public Utilities Authority – Electricity for electricity consumers in the Israeli market and the validity of these agreements is generally subject to the commencement of operations and electricity supply by the Dorad Power Plant.

The agreements with the Israeli Ministry of Defense and with Mekorot include an undertaking to compensate such customers in the event of a delay in commercial operations of the Dorad Power Plant beyond the second quarter of 2013. Dorad reached an agreement with such customers for compensation in the form of discounts for the first six months or one year of operations and may still be subject to claims for monetary compensation from Mekorot for which a provision was made during 2013 in Dorad's financial statements in the amount of NIS 7.8 million (approximately $2.2 million)

Dorad has approached the Israeli Ministry of National Infrastructures, Energy and Water Resources and the Israeli Public Utilities Authority – Electricity in order to receive their approval to sell electricity to private consumers as well as to commercial consumers.

In addition to the provision of electricity to specific commercial consumers, the agreement between Dorad and the IEC, which governs the provision of services and electricity from the IEC to Dorad, provides that Dorad will supply availability and energy to the IEC based on a production plan determined by the Israeli Public Utilities Authority – Electricity, on IEC's requirements and on the tariffs determined by the Israeli Public Utilities Authority – Electricity.

Sources and Availability of Raw Materials for the Operations of the Dorad Power Plant

The Dorad Power Plant will be a bi-fuel plant, using natural gas as the main fuel and diesel oil in the event of an emergency. Pursuant to publications of the Israeli Public Utilities Authority – Electricity, natural gas is currently being used for the production of approximately 30%-35% of the electricity produced in Israel and is expected to become the main production material (for approximately 75%) of the electricity produced in Israel.

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

Agreement with Tamar

On October 15, 2012, Dorad entered into the Tamar Agreement with Tamar, which is currently the sole supplier of natural gas for the Israeli electricity market. Pursuant to the information received from Dorad, following the fulfillment of certain conditions precedent that are set forth in the Tamar Agreement, Dorad will purchase natural gas from Tamar for purposes of operating the Dorad power plant and the main terms of the Tamar Agreement are as follows:

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

●           Dorad may be required to provide Tamar with guarantees or securities in the amounts and subject to the conditions set forth in the Tamar Agreement.

●           The Tamar Agreement includes additional provisions and undertakings as customary in agreements of this type such as compensation mechanisms in the event of shortage in supply, the quality of the natural gas, limitation of liability, etc.

As a result of the agreements with the construction contractors of the Dorad power plant and the indexation included in the gas supply agreement, Dorad is exposed to changes in exchange rates of the U.S. dollar against the NIS. To minimize this exposure Dorad executed forward transactions to purchase U.S. dollars against the NIS.

Tamar and Dorad are currently in dispute over the price of natural gas due to the update of the electricity production costs determined by the Israeli Public Utilities Authority – Electricity during 2013. In the event such parties do not reach an understanding, the dispute will be referred to an arbitration process. Any increase in the natural gas price under the agreement with Tamar will add to Dorad's cost of production and will adversely affect its results of operations.

Dorad is also a party to a natural gas delivery agreement and to a diesel oil warehousing agreement. In November 2013, the Natural Gas Authority of the Israeli Ministry of National Infrastructures, Energy and Water Resources approved the connection of the Dorad Power Plant to the national gas pipeline network.

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

In February 2010, the Authority granted Dorad a Conditional License, as defined by the Electricity Market Regulations (Conventional Private Electricity Manufacturer), 2005, or the Conditional License) for the construction of a natural gas (and alternative fuel for back up purposes) operated power plant in Ashkelon, Israel for the production of electricity, with an installed production capacity of 760-850 MWp. The Conditional License includes several conditions precedent to the entitlement of the holder of the Conditional License to produce and sell electricity to the Israeli Electric Company. The Conditional License is valid for a period of fifty four (54) months commencing from the date of its approval by the Israeli Minister of National Infrastructures, Energy and Water Resources, subject to compliance, by Dorad, with the milestones set forth therein, and the other provisions set forth therein (including a financial closing, the provision of guarantees and the construction of the power plant). If Dorad shall comply with all the conditions and meet all the milestones, as detailed in the Conditional License, it is expected to be granted with a permanent electricity production license under the Conditional License. Dorad approached the Authority requesting the issuance of the permanent electricity production licenses for the production units comprising the Dorad Power Plant.

In September 2010, Dorad received a draft approval of conditional tariffs from the Authority that sets forth the tariffs applicable to the Dorad Power Plant throughout the period of its operation, and in October 2013, Dorad received a revised approval of tariffs pursuant to the Tamar Agreement.

In addition, in July 2009, the Licensing Authority of the National Planning and Construction Board for National Infrastructure established pursuant to the Israeli Zoning and Construction Law, 1996, or the Construction Law, granted a building permit with respect to the Dorad Power Plant (Building License No. 2-01-2008), as required pursuant to the Construction Law.

The Authority determined the method and tariffs for the provision of availability and electricity by private electricity manufacturers to the IEC in the event not all of the capacity of such manufacturers was sold directly to customers. The Authority's decision provides that the IEC will pay for the availability even in the event electricity was not actually used by end customers depending on the amount of electricity made available to the IEC.

As noted above, the transmission and delivery lines expected to be used by the Dorad Power Plant are managed by the IEC, and the IEC is solely licensed to operate electricity systems (i.e. to oversee and manage the production and transmission of electricity) in Israel. In May 2013, the Authority determined a temporary fee that will be charged by the IEC per KWh for its electricity system operator services from its customers, from private energy manufacturers, such as Dorad, and from "self-manufacturers" (i.e. those who manufacture electricity for self-use). The Authority determined that once a permanent fee is established, a retroactive settling of accounts will be performed. These fees may revise the pricing structure of Dorad's services and may cause Dorad to incur additional costs.

In August 2013, a steering committee for a reform in IEC was established, with the purposes of, inter alia, structuring the Israeli electricity market, including the implementation of competition in the relevant sectors, and suggesting an overhaul reform of the Israeli electricity market. In March 2014 the steering committee published an interim report for comments. One of the recommendations of the steering committee is to create an independent system operator and to maintain a minimal percentage of electricity produced by private manufacturers in Israel (42%), including by selling some of the power plants owned by the IEC to private entities.

Due to the location of the Dorad Power Plant, Dorad has implemented various security measures in order to enable continued operations of the Dorad Power Plant during attacks on its premises. Prior to the commencement of its operations, Dorad is required to obtain various licenses and permits from local and municipal authorities, which Dorad is in the process of obtaining.

The Dorad Power Plant is subject to a variety of Israeli environmental laws and regulations, including limitations concerning noise, emissions of pollutants and handling hazardous materials.

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

We do not believe that our current asset structure results in our being deemed to be an “investment company,” as we control the Italian PV Plants via wholly-owned subsidiaries and Rinconada II through an 85% held subsidiary and the current fair value of our short-term deposits and holdings in Dori Energy do not in our judgment exceed 40% of our aggregate assets, excluding our assets held in cash and cash equivalents. If we were deemed to be an “investment company,” we would not be permitted to register under the Investment Company Act without an order from the SEC permitting us to register because we are incorporated outside of the United States and, prior to being permitted to register, we would not be permitted to publicly offer or promote our securities in the United States. Even if we were permitted to register, it would subject us to additional commitments and regulatory compliance. Investments in cash and cash equivalents or in other assets that are not deemed to be “investment securities” might not be as favorable to us as other investments we might make if we were not potentially subject to regulation under the Investment Company Act. We seek to conduct our operations, including by way of investing our cash and cash equivalents, to the extent possible, so as not to become subject to regulation under the Investment Company Act. In addition, because we are actively engaged in exploring and considering strategic investments and business opportunities, and in fact have entered the Italian and Spanish photovoltaic power plants markets through controlling investments, we do not believe that we are currently engaged in “investment company” activities or business.

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

Pursuant to the provisions of Rule 144(i) promulgated under the Securities Exchange Act of 1934, shares issued by us at the time we were deemed to be a “shell company” and thereafter can only be resold pursuant to the general provisions of Rule 144 subject to the additional conditions in Rule 144(i), including that we have filed all reports and other materials required to be filed by Section 13 or 15(d) of the Exchange Act, as applicable, during the twelve month period preceding the use of Rule 144 for resale of such shares. This continuing restriction may limit our ability to, among other things, raise capital via the private placement of our shares.

Agreements in the Israeli Oil and Gas Sector

Adira Farm-out Agreement in connection with the Yitzchak License

On December 5, 2011 Ellomay Oil and Gas 2011 LP, or Ellomay Oil and Gas, a limited partnership whose general partner is a wholly-owned subsidiary of Ellomay, entered into the Yitzchak Farm-out Agreement, with Adira Energy Ltd., or Adira, for the farm-in of Ellomay Oil and Gas to 20% of the participating interests in the Yitzhak oil and gas exploration and drilling license in the Mediterranean sea, or the Yitzchak License. The Yitzchak License covers a total area of approximately 127.7 square kilometers (or 31,555 acres) and is in relatively shallow water with depths between 60 and 250 meters.

Pursuant to the Yitzchak Farm-out Agreement, Ellomay Oil and Gas will pay Adira a 3% overriding royalty interest, or ORRI, on Ellomay Oil and Gas’s share of revenues from sold petroleum until repayment of Ellomay Oil and Gas’s expenditures in the work program plus interest of LIBOR + 1%, and 4.5% ORRI following such repayment. In addition, each of Ellomay Oil and Gas and the other holders of the participating interests in the License is required to bear and pay its respective share of all of the expenditures approved in relation to the License and to bear and pay its share of the carried interest with respect to the lead operator's 5% participating interest, subject to certain reimbursement rights.The transaction contemplated by the Yitzchak Farm-out Agreement was consummated on January 9, 2012. The holders of the Yitzchak License executed a Joint Operating Agreement, or the Yitzchak JOA, in September 2012. The Yitzhak JOA provides that we may, until we have invested an amount of $2 million, reduce our investments and thereby reduce our holdings in the Yitzchak license. To date, we funded approximately $554,000, which only represents 10% of the total cash calls to the partners in the Yitzhak license expenses and which we have recorded as a loss during 2012 due to the precarious financial situation of Adira. We expect to continue to assess the status of the Yitchak project and determine the extent of future funding according to our business assessments. Therefore, we do not believe that our involvement with the Yitzchak Licenses is material to us as of the date of filing of this annual report.

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

The transactions contemplated by the Delek Farmout Agreements were not consummated to date. In December 2011, the Israeli Petroleum Commissioner published its decision not to extend the terms of the Aviah License, the Qeren License, the Ruth License and the Alon License and all four licenses have expired and the Petroleum Commissioner announced that they will not be renewed. The current owners of these licenses have announced that they are considering taking legal action in connection with the termination of the licenses but we cannot at this stage estimate or foresee which actions will be taken by the current owners of these licenses as a result of such decision, if any, and what effect these actions will have on the likelihood of the consummation of the transactions. As these transactions were not consummated, as of March 1, 2014, we made no expenditures in connection with these licenses. Therefore, we do not believe that our current involvement with these licenses is material to us as of the date of filing of this annual report.

C.           Organizational Structure

Our Italian PV Plants are held by the following Italian companies, wholly-owned by Ellomay Luxembourg Holdings S.àr.l. (a Luxemburg company), which, in turn, is wholly-owned by us: (i) Ellomay PV One S.r.l., (ii) Ellomay PV Two S.r.l., (iii) Ellomay PV Five S.r.l., (iv) Ellomay PV Six S.r.l., (v) Ellomay PV Seven S.r.l (formerly Energy Resources Galatina S.r.l.), (vi) Pedale S.r.l., (vii) Luma Solar S.r.l., (viii) Murgia Solar S.r.l. Our Spanish PV Plant is held by Ellomay Spain S.L., a Spanish company 85% owned by Ellomay Luxemburg, (ix) Soleco S.r.l. and (x) Technoenergy S.r.l. Ellomay Spain owns 21 Spanish companies, each holding a 90 kW solar installation portion of the Riconada II, the first named Energía Solar Fotovoltaica Parque 15, S.L. and the others bear a similar name with references to different numbers (16-34 and 69).

We hold the Dori Energy shares through Ellomay Clean Energy Limited Partnership, an Israeli limited partnership whose general partner is Ellomay Clean Energy Ltd., a company incorporated under the laws of the State of Israel wholly-owned by us.

D.           Property, Plants and Equipment

Our office space of approximately 306 square meters is located in Tel Aviv, Israel. This lease currently expires in April 2015. We have an additional option to extend the lease until April 2016. We sub-lease a small part of our office space to a company controlled by Mr. Shlomo Nehama, at a price per square meter based on the price that we pay under our leases. This sub-lease agreement was approved by our Board of Directors.

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

PV Plant	Size of Property	Location	Owners of the PV Plants/Lands

“Troia 8”	2.42.15 hectares	Province of Foggia, Municipality of Troia, Puglia region	PV Plant owned by Leasint and leased to Ellomay Six S.r.l. / Building right granted to Ellomay PV Six S.r.l. from owners
“Troia 9”	2.39.23 hectares	Province of Foggia, Municipality of Troia, Puglia region	PV Plant owned by Leasint and leased to Ellomay Five S.r.l. / Building right granted to Ellomay PV Five S.r.l. from owners
“Del Bianco”	2.44.96 hectares	Province of Macerata, Municipality of Cingoli, Marche region	PV Plant owned by Ellomay PV One S.r.l./ Building right granted to Ellomay PV One S.r.l. from owners
“Giaché”	3.87.00 hectares	Province of Ancona, Municipality of Filotrano, Marche region	PV Plant owned by Ellomay PV Two S.r.l. / Building right granted to Ellomay PV Two S.r.l. from owners
“Costantini”	2.25.76 hectares	Province of Ancona, Municipality of Senigallia, Marche region	PV Plant owned by Ellomay PV One S.r.l. / Building right granted to Ellomay PV One S.r.l. from owners
“Massaccesi”	3,60,60 hectares	Province of Ancona, Municipality of Arcevia, Marche region	PV Plant owned by Ellomay PV Two S.r.l. / Building right granted to Ellomay PV Two S.r.l. from owners
“Galatina”	4.00.00 hectares	Province of Lecce, Municipality of Galatina, Puglia region	PV Plant and Land owned by Energy Resources Galatina S.r.l.
“Pedale (Corato)”	13.59.52 hectares	Province of Bari, Municipality of Corato, Puglia region	Building Right granted to Pedale S.r.l. that will own the PV Plant once constructed/ Land held by owners and leased to Pedale S.r.l.
“Acquafresca”	3.38.26 hectares	Province of Barletta-Trani, Municipality of Minervino Murge, Puglia region	Building Right granted to Murgia Solar S.r.l. owns the PV Plant. Land held by owners and leased to Murgia Solar S.r.l.
“D‘Angella”	3.79.570 hectares	Province of Barletta-Trani, Municipality of Minervino Murge, Puglia region	Building Right granted to Luma Solar S.r.l. that owns the PV Plant. Land held by owners and leased to Luma Solar S.r.l.
“Soleco”	11.56.87 hectares	Province of Rovigo,Municipality of Canaro,Veneto region	Building Right granted to Soleco S.r.l. that owns the PV Plant. Land held by owners and leased to Soleco S.r.l.
“Tecnoenergy”	11.66.78 hectares	Province of Rovigo, Municipality of Canaro, Veneto region	Building Right granted to Tecnoenergy S.r.l. that owns the PV Plant. Land held by owners and leased to Tecnoenergy S.r.l.
“Rinconada II”1	81,103 m²	Municipality of Córdoba, Andalusia, Spain	Building Right granted to Ellomay Spain S.L. that owns the PV Plant. Land held by owners and leased to Ellomay Spain S.L.
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

Our financial statements have been prepared in accordance with IFRS, as issued by the IASB, which differ in certain significant respects from U.S. GAAP.

A.           Operating Results

General

We are involved in the production of renewable energy through our ownership of the PV Plants in Italy and Spain. As of March 1, 2014, all of our PV Plants, with an aggregate nominal capacity of approximately 22.6 MWp in Italy and of approximately 2.3 MWp in Spain (owned by an 85% held subsidiary), are connected to the applicable national grid and operating. In addition, we indirectly own 7.5% of Dorad (and an option to increase our indirect holdings in Dorad under certain conditions to 9.375%). See “Item 4.A: History and Development of Ellomay” and “Item 4.B: Business Overview” for more information.

IFRS

Our financial statements have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the IASB, which differ in certain respects from U.S. Generally Accepted Accounting Principles, or U.S. GAAP.

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

Purchase price allocation

We are required to allocate the purchase price of investment in investees to the assets and liabilities of the investee, on the basis of their estimated fair value. This estimation requires management to use significant estimates and assumptions. The intangible assets that were recognized include the customer portfolio. Critical estimates that were used to value certain assets include, inter alia, the cash flows expected from the customer portfolio. Management’s assessments regarding the fair value and useful life are based on assumptions management considered reasonable, but involve uncertainty, therefore actual results may be different.

Fair value measurement of non-trading derivatives

Within the scope of the valuation of derivative not traded on an active market, we make assumptions about unobserved data using valuation models.

Results of Operations

On June 9, 2011, we effected a one-for-ten reverse share split. All share and per share data for periods prior to that date have been retroactively adjusted to reflect this reverse share split.

Year Ended December 31, 2013 Compared with Year Ended December 31, 2012

Revenues were approximately $13 million for the year ended December 31, 2013, compared to approximately $8.9 million for the year ended December 31, 2012. Operating expenses were approximately $2.4 million for the year ended December 31, 2013, compared to approximately $2 million for the year ended December 31, 2012. Depreciation expenses were approximately $4 million for the year ended December 31, 2013, compared to approximately $2.7 million for the year ended December 31, 2012. These increases resulted from the operations of our Spanish PV Plant acquired on July 1, 2012 and the Veneto PV Plants acquired on June 26, 2013.

Gain on bargain purchase was approximately $10.2 million for the year ended December 31, 2013 compared to $0 for the year ended December 31, 2012. On June 26, 2013, we consummated the acquisition of the Veneto PV Plants. The final consideration paid for the Veneto PV Plants and the related licenses was approximately 23.5 million Euros (approximately $30.7 million). The Veneto PV Plants were purchased under insolvency proceedings. We performed an analysis of the fair value of identifiable assets acquired and liabilities assumed using a discounted cash-flow method and a purchase price allocation and recorded gain on bargain purchase (negative goodwill) in the amount of approximately $10.2 million based upon management’s best estimate of the value as a result of such analysis. Negative goodwill represents the excess of our share in the fair value of acquired identifiable assets, liabilities and contingent liabilities over the cost of the acquisition.

General and administrative expenses were approximately $3.5 million for the year ended December 31, 2013, compared to approximately $3.1 million for the year ended December 31, 2012. The increase resulted mainly from consultancy fees in connection with the transactions negotiated during 2013, including the acquisition of the Veneto PV Plants and the loan agreement with Israel Discount Bank Ltd. The increase in general and administrative expenses for the year ended December 31, 2013 was offset by proceeds received in connection with the enforcement of a bond received from a contractor of four of our photovoltaic plants that has entered into insolvency proceedings, in the amount of approximately $0.6 million. General and administrative expenses for the year ended December 31, 2012 include a disposal of fixed assets due to theft and damages to components of two of our PV Plants and income from insurance policies in connection with these events.

Capital loss was $0 for the year ended December 31, 2013, compared to a capital loss of approximately $0.4 million for the year ended December 31, 2012. The capital loss recorded during 2012 is mainly attributable to the sale of holdings in connection with an MVNO project we decided not to continue holding and to the impairment of our investment in the Yitzhak License.

Financing expenses, net were approximately $2.5 million in the year ended December 31, 2013, compared to approximately $3.6 million in the year ended December 31, 2012. This decrease in financing expenses was primarily attributable to the fair value measurement of swap contracts and the fair value measurement of options to acquire additional shares of Dori Energy. The decrease was offset by expenses related to the listing of our shares on the TASE and from an approximately $0.5 million expense recorded as a result of the issuance of a warrant to purchase 308,427 shares, increased expenses from exchange rate differences in 2013 on cash and cash equivalents and short-term bank loans denominated in foreign currencies and to the interest expenses on our short-term loans and borrowings, financial lease obligations and long-term bank loans. See Note 17 to our consolidated financial statements.

Share of losses of equity accounted investees was approximately $0.5 million in the year ended December 31, 2013, compared to approximately $0.2 million in the year ended December 31, 2012. This increase was primarily due to expenses in connection with delay in the operation of the Dorad Power Plant and Dorad's expenses relating to the fair value measurement of derivatives.

Taxes on income were approximately $0.2 million in the year ended December 31, 2013, compared to tax benefit of approximately $1 million in the year ended December 31, 2012. Tax benefit for the year ended December 31, 2012 is mainly attributable to reversal of tax provisions made in prior years.

Income attributable to non-controlling interests was approximately $19,000 in the year ended December 31, 2013, compared to a loss of approximately $23,000 in the year ended December 31, 2012. The increase in income attributable to non-controlling interests was due to the operations of our Spanish PV Plant acquired on July 1, 2012.

Other comprehensive income from foreign currency translation differences from foreign operation were approximately $6 million in the year ended December 31, 2013, compared to income of approximately $1.6 million in the year ended December 31, 2012. The changes for the years ended December 31, 2013 and December 31, 2012 were primarily due to the operations of our Italian and Spanish PV Plants and our investment in Dori Energy. Income from foreign currency translation differences in the years ended December 31, 2013 and December 31, 2012 resulted from the revaluation of the Euro against the U.S. dollar and the revaluation of the NIS against the U.S. dollar during 2013 and 2012. Appreciation of the Euro against the U.S. dollar was approximately 4.6% during 2013, compared to an appreciation of the Euro against the U.S. dollar of approximately 2% during 2012. During 2013 the appreciation of the NIS against the U.S. dollar was approximately 7.5%, compared to an appreciation of the NIS against the U.S. dollar of approximately 2.3% during 2012.

Our total comprehensive income for the year ended December 31, 2013 was approximately $16.1 million, compared to a loss of approximately $0.5 million in the year ended December 31, 2012. The net income for the year ended December 31, 2013 was primarily due to gain on bargain purchase (negative goodwill) in the amount of approximately $10.2 million recorded in connection with the acquisition of the Veneto PV Plants.

Year Ended December 31, 2012 Compared with Year Ended December 31, 2011

Revenues were approximately $8.9 million for the year ended December 31, 2012, compared to approximately $6.1 million for the year ended December 31, 2011. Operating expenses were approximately $2 million for the year ended December 31, 2012, compared to approximately $1.4 million for the year ended December 31, 2011. Depreciation expenses were approximately $2.7 million for the year ended December 31, 2012, compared to approximately $1.8 million for the year ended December 31, 2011. These increases resulted from the operations of our Italian PV Plants that were connected to the Italian national grid during the six months ended June 30, 2011 and the operations of our Spanish PV Plant acquired on July 1, 2012.

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

Financing income was approximately $0.6 million in the year ended December 31, 2012, compared to approximately $1.8 million in the year ended December 31, 2011. This decrease in financing income was mainly attributable to gain from exchange rate differences net that were recognized in 2011.

Financing expenses were approximately $4.2 million in the year ended December 31, 2012, compared to approximately $3.1 million in the year ended December 31, 2011. This increase in financing expenses was mainly attributable to increased expenses from exchange rate differences in 2012 on cash and cash equivalents and short-term bank loans denominated in foreign currencies and to the interest expenses on our short-term loans and borrowings, financial lease obligations and long-term bank loans.

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

Loss attributable to non-controlling interests was approximately $23,000 in the year ended December 31, 2012, compared to $0 loss in the year ended December 31, 2011. This increase was primarily due to the operations of our Spanish PV Plant acquired on July 1, 2012.

Other comprehensive income from foreign currency translation differences from foreign operation were approximately $1.6 million in the year ended December 31, 2012, compared to a loss of approximately $3.7 million in the year ended December 31, 2011. The changes for the years ended December 31, 2012 and December 31, 2011 were primarily due to the operations of our Italian and Spanish PV Plants and our investment in Dori Energy. Loss from foreign currency translation differences in 2011 resulted from the devaluation of the Euro against the U.S. dollar, and in connection with the closing of our investment in Dori Energy in January 2011 resulting from the devaluation of the NIS against the U.S. dollar. Income from foreign currency translation differences in the year ended December 31, 2012 resulted from the revaluation of the Euro against the U.S. dollar and the revaluation of the NIS against the U.S. dollar during 2012. Appreciation of the Euro against the U.S. dollar was approximately 2% during 2012, compared to a depreciation of the Euro against the U.S. dollar of approximately 3.2% during 2011. During 2012 the appreciation of the NIS against the U.S. dollar was approximately 2.3%, compared to a depreciation of the NIS against the U.S. dollar of approximately 7.1% during 2011.

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

Impact of Inflation and Fluctuation of Currencies

The annual rate of inflation in Israel was 2.6% in the year ended December 31, 2011, it decreased to 1.6% in the year ended December 31, 2012 and increased to 1.8% in the year ended December 31, 2013.

 We hold cash and cash equivalents, restricted cash and short-term deposits in various currencies, including US$, Euro and NIS. Our investments in the Italian and Spanish PV Plants and in Dori Energy are denominated in Euro and NIS. Our Series A Debentures are denominated in NIS and the interest and principal payments are to be made in NIS and the financing we have obtained in connection with six of our PV Plants bears interest that is based on EURIBOR rate.  We therefore are affected by changes in the prevailing Euro/U.S. dollar and NIS/U.S. dollar exchange rates. We cannot predict the rate of appreciation/depreciation of the NIS or the Euro against the U.S. dollar in the future, and whether these changes will have a material adverse effect on our finances and operations.

The table below set forth the annual rates of appreciation (or depreciation) of the NIS against the U.S. dollar and of the U.S. dollar against the Euro.

	Year ended December 31,
	2013	2012	2011

Appreciation (Depreciation) of the NIS against the U.S. dollar	7.5%	2.3%	(7.1)%

Appreciation (Depreciation) of the Euro against the U.S. dollar	4.6%	2%	(3.2)%

The representative dollar exchange rate was Euro 1.29 for one U.S. dollar on December 31, 2011, Euro 1.32 for one U.S. dollar on December 31, 2012 and Euro 1.38 for one U.S. dollar on December 31, 2013. The average exchange rates for converting the Euro to U.S. dollars during the years ended December 31, 2011, 2012 and 2013 were Euro 1.39, 1.28 and 1.33 for one U.S. dollar, respectively. The exchange rate as of March 1, 2014 was Euro 1.37 for one U.S. dollar.

The representative dollar exchange rate was NIS 3.821 for one U.S. dollar on December 31, 2011, NIS 3.733 for one U.S. dollar on December 31, 2012 and NIS 3.471 for one U.S. dollar on December 31, 2013. The average exchange rates for converting the New Israeli Shekel to U.S. dollars during the years ended December 31, 2011, 2012 and 2013 were NIS 3.579, 3.858 and 3.609 for one U.S. dollar, respectively. The exchange rate as of March 1, 2014 was NIS 3.496 for one U.S. dollar.

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

On August 5, 2013, the Knesset passed the Law for Changes in National Priorities (Legislative Amendments for Achieving Budget Objectives in the Years 2013 and 2014), 2013, by which, inter alia, the corporate tax rate would be raised by 1.5% to a rate of 26.5% as from 2014.

 As of December 31, 2013, we had tax loss carry-forwards in the amount of approximately NIS 122 million (approximately $35.2 million). Under current Israeli tax laws, tax loss carry-forwards do not expire and may be offset against future taxable income.

B.           Liquidity and Capital Resources

General

As of March 1, 2014, we held approximately $22.3 million in cash and cash equivalents, approximately $1.8 million in short-term restricted cash, approximately $5.2 million in short-term deposits and approximately $4.3 million in long-term restricted cash.

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

We entered into the Leasing Agreements with Leasint, the Finance Agreement with Centrobanca and the Loan Agreement with UniCredit in connection with the financing of six of our PV Plants and into the Discount Bank Agreement in connection with the financing of our portion of Dori Energy’s obligations to Dorad (all as defined and more fully described below). We also secured short term bank financing in connection with the financing of our PV operations from Leumi USA (that was repaid during 2013). In addition, during 2013 we entered into a loan agreement with Israel Discount Bank Ltd. or the Discount Loan Agreement (that was substantially repaid as of March 1, 2014), and in January 2014 we issued the Series A Debentures, as more fully described below. We currently have no commitments for additional financing, however we intend to finance the remainder of our PV Plants by bank loans or other means of financing.

As of December 31, 2013 we had a working capital deficiency of approximately $4.4 million, resulting from the classification of the loan received from Discount Bank as a short-term liability (as it was due to be repaid in December 2014). We have since raised additional funds in the offering of the Series A Debentures (approximately $32.9 million as of the issuance date, net of offering related expenses), and used a portion of the proceeds from the offering to repay a substantial amount of the Discount Bank loan with the remainder expected to be repaid in April 2014, in an aggregate amount of approximately $0.96 million. In our opinion, our working capital is sufficient for our present requirements.

We currently invest our excess cash in cash and cash equivalents that are highly liquid and in short term deposits.

At December 31, 2013 we had approximately $7.2 million cash and cash equivalents, compared with approximately $33.2 million of cash and cash equivalents at December 31, 2012 and approximately $28.9 million cash and cash equivalents at December 31, 2011. The reduction in cash during the year ended December 31, 2013 was mainly attributable to the acquisition of the Veneto PV Plants.

As of December 31, 2013, we had recorded commitments for capital expenditures in the amount of approximately $2 million for services that were substantially preformed in connection with agreements entered into during 2010 through 2011. We anticipate to use our cash assets and financing from third party financing entities (especially in connection with the financing of our Italian PV Plants) in order to meet such commitments.

In connection with the issuance of the Series A Debentures in January 2014, we undertook to comply with the "hybrid model disclosure requirements" as determined by the Israeli Securities Authority and as described in the prospectus governing the Series A Debentures. This model provides that in the event certain financial "warning signs" exist, and for as long as they exist, we will be subject to certain disclosure obligations towards the holders of our Series A Debentures.

In examining the existence of warning signs as of December 31, 2013, our board of directors noted that our consolidated financial statements as of and for the year ended December 31, 2013 reflect that we have a working capital deficiency of $4.4 million. The Israeli regulations provide that the existence of a working capital deficiency could be deemed to be a "warning sign" unless our board of directors determines that the possible "warning sign" does not reflect a liquidity problem. Our board of directors reviewed our financial position, outstanding debt obligations and our existing and anticipated cash resources and uses and determined that the existence of a working capital deficiency as of December 31, 2013 does not reflect a liquidity problem. In making such determination, our board of directors noted the following: (i) the deficiency in working capital resulted from the classification of the Discount Bank loan, in the amount of approximately $17.7 million, as a short-term liability in light of its December 2014 repayment date, (ii) our balance sheet for December 31, 2013 does not reflect the proceeds from the offering of the Series A Debentures, in the amount of approximately $32.9 million, as of the issuance date, as the offering was consummated in January 2014, (iii) a significant portion of the Discount Bank loan was repaid during the first quarter of 2014 and the remainder is expected to be repaid in April 2014, (iv) the deficiency in working capital was therefore eliminated in early 2014, (v) our operating subsidiaries generated a positive cash flow during the year ended December 31, 2013, which is expected to increase during fiscal 2014 as it only included cash flows from the Veneto PV Plants for the second half of fiscal 2013 and (vi) all of our operating Italian subsidiaries are wholly-owned by us and our operating Spanish subsidiary is 85% owned by us, therefore, we can control, within the limitations of applicable law and financing agreements, to the extent they exist, the flow of funds from such subsidiaries and the repayment of interest and principal on shareholder loans we provided to such subsidiaries and dividends received from such subsidiaries. In addition, our Board of Directors noted the negative cash flow from operating activities based on our separate internal (unpublished) unaudited financial information for the year ended December 31, 2013. Our Board of Directors concluded that the aforementioned negative cash flow should not be deemed as "continuing" due to the positive cash flow from operating activities based on our separate internal (unpublished) unaudited financial information for the year ended December 31, 2012 and for six months ended December 31, 2012, the positive cash flow from operating activities based on our audited consolidated financial statements for the years ended December 31, 2012 and 2013 and the implications of the acquisition of the Veneto PV Plants in mid-2013 on our separate cash flow from continuing operations for the year ended December 31, 2013.

Project Finance

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

As of December 31, 2013, all available funds under the Leasing Agreements, amounting to approximately Euro 6 million, were utilized.

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

Pursuant to the Finance Agreement, Ellomay PV One received two lines of credit in the aggregate amount of Euro 4.65 million divided into:

(i)
a Senior Loan, to be applied to the costs of construction of the PV Plants (up to 80% of the relevant amount),  in the amount of Euro 4.1 million, accruing interest at the EURIBOR rate, increased by a margin of 200 basis points per annum, repaid semi-annually with a maturity date of December 31, 2027; and

(ii)
a VAT Line, for payment of VAT due on the costs of construction in the amount of Euro 0.55 million, accruing interest at the EURIBOR rate, increased by 160 basis points per annum. As of December 31, 2013 the entire VAT Line was repaid.

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

As of December 31, 2013, all available funds under the Finance Agreement, amounting to approximately Euro 4.4 million, were utilized.

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

As of December 31, 2013, all available funds under the Loan Agreement, amounting to approximately Euro 5 million, were utilized.

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

Other Financing Activities

Discount Bank Loan

On June 20, 2013 we entered into the Discount Loan Agreement. Pursuant to the Discount Loan Agreement, we received an amount of Euro 13.5 million (approximately $17.7 million) for a period of 18 months, bearing an interest at the EURO LIBOR 3 month rate plus 4.5%. The Discount Loan Agreement includes several pledges on our assets and undertakings, as are set forth in Note 9 of the financial statements included in this report. The Discount Loan Agreement permits early repayment without penalties. In January 2014, we repaid EUR 12.8 million and intend to repay the remaining EUR 0.7 million in April 2014 using part of the proceeds received from the offering of our Series A Debentures.

Series A Debentures

On January 13, 2014, we issued NIS 120 million (approximately $34.4 million, as of the issuance date) of unsecured non-convertible Series A Debentures through a public offering that was limited to residents of Israel. The Series A Debentures were issued with a price per unit (each unit comprised of NIS 1,000 par value) of NIS 973. The Series A Debentures are traded on the TASE and have been rated ilA-, on a local scale, by Standard & Poor’s Maalot Ltd.

The principal amount of Series A Debentures is repayable in ten equal annual installments on December 31 of each of the years 2014 through 2023 (inclusive) and is not linked to the CPI or otherwise. The Series A Debentures bear a fixed annual interest rate of 4.6%, payable semi-annually on June 30 and December 31 of each of the years 2014 through 2023 (inclusive). The gross offering proceeds were NIS 116.8 million (approximately $33.5 million, as of the issuance date), and, net of offering expenses, the proceeds were approximately NIS 114.7 million (approximately $32.9 million, as of the issuance date).

The Series A Deed of Trust includes customary provisions and also includes the following: (i) a negative pledge such that we may not place a floating charge on all of our assets, subject to certain exceptions, and (ii) an obligation to pay additional interest for certain security rating downgrades, up to an increase of 1% for a decrease of four rating levels compared to the rating at the time of issuance of the Series A Debentures. The Series A Deed of Trust does not restrict our ability to issue any new series of debt instruments, other than in certain specific circumstances, and enables us to expand the Series A Debentures subject to maintaining the rating assigned to the Series A Debentures and our continued compliance with the financial covenants included in the Series A Deed of Trust.

The Series A Deed of Trust further includes a number of customary causes for immediate repayment, including a default in connection with certain financial covenants for two consecutive financial quarters, which is not cured within the cure period set forth in the Series A Deed of Trust. The financial covenants are as follows:

1.	The Company’s equity, on a consolidated basis, shall not be less than $55 million;

2.
The ratio of (a) the short-term and long-term debt from banks, in addition to the debt to holders of debentures issued by the Company and any other interest-bearing financial obligations, net of cash and cash equivalents and short-term investments and net of project finance, including hedging transactions in connection with such project finance, of the subsidiaries of the Company, or, together, the Net Financial Debt, to (b) the equity of the Company, on a consolidated basis, plus the Net Financial Debt, shall not exceed a rate of 65%. As of December 31, 2013 (prior to the issuance of the Series A Debentures and repayment of the Discount Bank loan), our Net Financial Debt was approximately $13.3 million (consisting of approximately $39.8 million of short-term and long-term debt from banks and other interest bearing financial obligations, net of approximately $7.2 million of cash, cash equivalents and short-term investments and net of approximately $19.3 million of project finance and related hedging transactions of our subsidiaries); and

3.	The ratio of (a) the Company’s equity, on a consolidated basis, to (b) the Company’s balance sheet, on a consolidated basis, shall not be less than a rate of 20%.

The Series A Deed of Trust further provides that we may make distributions (as such term is defined in the Companies Law, e.g. dividends), to our shareholders, provided that: (a) our equity following such distribution will not be less than $75 million, (b) we meet the financial covenants set forth above prior to and following the distribution, (c) we will not distribute more than 75% of the distributable profit and (d) we will not distribute dividends based on profit due to revaluation (for the removal of doubt, negative goodwill will not be considered a revaluation profit).

For further information concerning the Series A Deed of Trust, see “Item 10.C: Material Contracts” and the Series A Deed of Trust included as exhibit 4.28 to this report.

Cash flows

The following table summarizes our cash flows for the periods presented:

	Year ended December 31,
	2013	2012	2011
	(U.S. dollars in thousands)
Net cash (used in) provided by operating activities	$6,389	$5,906	$(3,042)
Net cash used in investing activities	(42,779)	(1,850)	(62,797)
Net cash provided by (used in) financing activities	9,874	(34)	21,021
Exchange differences on balances of cash and cash equivalents	462	353	(2,848)
Net (decrease) increase in cash and cash equivalents	(26,054)	4,375	(47,666)
Cash and cash equivalents at beginning of period	33,292	28,917	76,583
Cash and cash equivalents at end of period	7,238	33,292	28,917

Operating activities

In the year ended December 31, 2013, we had a net income of $10.1 million. Net cash provided by operating activities was approximately $6.4 million, primarily due to collection of revenue from the sale of electricity by our PV Plants, VAT refunds received in Italy and Spain and the enforcement of bonds received from one of our contractor's in Italy as part of its obligations under the EPC agreements.

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

Investing activities

Net cash used in investing activities was approximately $42.8 million in the year ended December 31, 2013, primarily due to the acquisition of the Veneto PV Plants and our additional investments in Dori Energy via the extension of shareholder loans, net of proceeds from short-term deposits and restricted cash.

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

Financing activities

Net cash provided by financing activities in the year ended December 31, 2013 was approximately $9.9 million, deriving primarily from the Discount Loan Agreement entered into in 2013, net of repayments of long term bank loans and financial lease obligations.

Net cash used in financing activities in the year ended December 31, 2012 was approximately $34,000, deriving primarily from the utilization of the Unicredit loan in January 2012, net of short term and long term loans repayments.

Net cash provided by financing activities in the year ended December 31, 2011 was approximately $21 million, deriving primarily from financing agreements entered in connection with the financing of our PV Plants.

For more information concerning hedging transactions undertaken in connection with financings granted at EURIBOR linked interest, the Series A Debentures, and in connection with our exposure to changes in fair value of our other loans and borrowings, as a result of changes in the interest rates, see “Item 11: Quantitative and Qualitative Disclosures About Market Risk.”

During 2013, we entered into the Discount Loan Agreement. As of December 31, 2013 we utilized approximately Euro 13.5 million out of the amount available under the Discount Loan Agreement. For more information concerning the Discount Loan Agreement see “Discount Bank Loan” under "Other Financing Activities" above and note 9 to the financial statements included in this report.

We did not enter into any financing agreement during 2012.

During 2011, we entered into the Loan Agreement with Unicredit in connection with the financing of two of our PV Plants, we entered into the Finance Agreement with Centrobanca in connection with the financing of two of our PV Plants and we entered into a short term financing agreement with Leumi USA. As of December 31, 2012 we utilized approximately Euro 6 million, Euro 5 million, Euro 4.4 million and Euro 4.5 million out of the aggregate amount available under the Leasing Agreements with Leasint, the Finance Agreement with Centrobanca, the Loan Agreement with Unicredit and the Leumi USA short term financing agreement (which was fully repaid in 2013), respectively. For more information concerning the terms of the financing agreements in connection with our PV Plants see “Project Finance” above and notes 9, 10 and 11 to the financial statements included in this report.

As of December 31, 2013 we were not in default of any financial covenants under the agreements with Unicredit, Centrobanca, Leasint, Leumi USA and Discount.

As of December 31, 2013, our total current assets amounted to approximately $22.5 million, out of which approximately $7.2 million was in cash and cash equivalents and $5.2 in short-term deposits, compared with total current liabilities of approximately $26.9 million. Our assets held in cash equivalents are held in money market accounts and short-term deposits, substantially all of which are highly liquid investments that are readily convertible to cash with original maturities of three months or less at the date acquired.

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

C.            Research and Development, Patents and Licenses, etc.

We have not conducted any research and development activities in the years ended December 31, 2011, 2012 and 2013.

D.            Trend Information

We operate in the Italian and Spanish photovoltaic markets and in the Israeli energy market through our ownership of ten PV Plants in Italy, one PV Plant in Spain (85% owned by us) and 40% of the issued and outstanding shares of Dori Energy. Our PV Plants have been operational and connected to the Italian and Spanish national grids, as applicable, throughout 2013. However, as we acquired our Spanish PV Plant only during 2012 our results for 2012 do not reflect a full year of operations of such PV Plant, and as we acquired the Veneto PV Plants only during 2013 our results for 2013 do not reflect a full year of operations of such PV Plants. In addition, the power plant constructed by Dorad has not commenced operations as of December 31, 2013.

Our business and revenue growth from the transactions in the Italian and Spanish photovoltaic market depends, among other factors, on payments received in accordance with applicable regulation and on seasonality. Revenue tends to be lower in the winter, primarily because of adverse weather conditions. The growth of our solar business in Italy and Spain is affected significantly by government subsidies and economic incentives and recent amendments to the Italian and Spanish legislation may have an adverse impact on our future revenues and on our ability to locate attractive investments in the PV field in these countries. In addition, our ability to continue to leverage the investment in this market, may affect the profitability of the transactions. See “Item 3.D: Risk Factors - Risks Related to the PV Plants” and “Item 4.B: Business Overview.”

E.            Off-Balance Sheet Arrangements

We are not a party to any material off-balance sheet arrangements. In addition we have no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations.

F.            Tabular Disclosure of Contractual Obligations

The following table of our material contractual obligations as of December 31, 2013, summarizes the aggregate effect that these obligations are expected to have on our cash flows in the periods indicated:

Payments due by period (in thousands of U.S. dollars)
Contractual Obligations*	Total	Less than 1 year	1 – 3 years	3 – 5 years	more than 5 years
Loans and Borrowings (1)	18,836	18,836	-	-	-
Finance lease obligations (1)	8,953	351	666	1,998	5,938
Long-term loans (1)	16,633	977	981	4,398	10,277
Long-term rent obligations (2)	4,244	440	707	396	2,701
Other long-term liabilities (3)	2,520	472	720	579	749
Total	51,186	21,076	3,074	7,371	19,665
______________________
*	For contractual obligations related to our investment in the Italian and Spanish photovoltaic market, please refer to Item 4.
(1)	These amounts include future payment of interest.
(2)	Includes land lease agreements of our Italian subsidiaries. Rent until April 2016 of our offices in Tel Aviv is also included.
(3)	Consists mainly of balance amounts relating to SWAP contracts.

ITEM 6: Directors, Senior Management and Employees

A.           Directors and Senior Management

The following table sets forth certain information with respect to our directors and senior management, as of March 1, 2014:

Name	Age	Position with Ellomay

Shlomo Nehama(1)(2)	59	Chairman of the Board of Directors
Ran Fridrich(1)(2)(3)	61	Director and Chief Executive Officer
Hemi Raphael(1)(2)	62	Director
Anita Leviant(1)(3)(4)	59	Director
Oded Akselrod(4)(5)(6)	67	Director
Barry Ben Zeev(4)(5)(6)(7)	62	Director
Mordechai Bignitz(4)(5)(6)(7)	62	Director
Kalia Weintraub	35	Chief Financial Officer
Eran Zupnik	45	EVP of Business Development
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

The address of each of our executive officers and directors is c/o Ellomay Capital Ltd., 9 Rothschild Boulevard, 2nd floor, Tel Aviv 6688112, Israel.

Shlomo Nehama has served as a director and Chairman of the Board of Ellomay since March 2008. From 1998 to 2007, Mr. Nehama served as the Chairman of the Board of Bank Hapoalim B.M., one of the largest Israeli banks. In 1997, together with the late Ted Arison, he organized a group of American and Israeli investors who purchased Bank Hapoalim from the State of Israel. From 1992 to 2006, Mr. Nehama served as the Chief Executive Officer of Arison Investments. From 1982 to 1992, Mr. Nehama was a partner and joint managing director of Eshed Engineers, a management consulting firm. He also serves as a director in several philanthropic academic institutions, on a voluntary basis. Mr. Nehama is a graduate of the Technion - Institute of Technology in Haifa, Israel, where he earned a degree in Industrial Management and Engineering. Mr. Nehama received an honorary doctorate from the Technion for his contribution to the strengthening of the Israeli economy.

Ran Fridrich has served as a director of Ellomay since March 2008, as our interim chief executive officer since January 2009, and as our chief executive officer since December 2009. Mr. Fridrich is the co-founder and executive director of Oristan, Investment Manager, an investment manager of CDO Equity and Mezzanine Funds and a Distress Fund, established in June 2004. In January 2001 Mr. Fridrich founded the Proprietary Investment Advisory, an entity focused on fixed income securities, CDO investments and credit default swap transactions, and served as its investment advisor through January 2004. Prior to that, Mr. Fridrich served as the chief executive officer of two packaging and printing Israeli companies, Lito Ziv, a public company, from 1999 until 2001 and Mirkam Packaging Ltd. from 1983 until 1999. Mr. Fridrich also serves as a director of Cargal Ltd. since September 2002 and since 2007 as a director in Plastosac. Mr. Fridrich is a graduate of the Senior Executive Program of Tel Aviv University.

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

Anita Leviant has served as a director of Ellomay since March 2008. Ms. Leviant heads LA Global Consulting, a practice specializing in representing and consulting global oriented companies in the public offering process. LAGC represents and consults investors and corporations on business and regulatory issues, in cross border and financial transactions, banking and capital markets. For a period of twenty years, until 2006, Ms. Leviant held several senior positions with Hapoalim Banking group including EVP Deputy Head of Hapoalim Europe and Global Private Banking and EVP General Global Counsel of the group, and served as a director in the overseas subsidiaries of Bank Hapoalim. Prior to that, Ms. Leviant was an associate in GAFNI & CO. Law Offices in Tel Aviv where she specialized in Liquidation, Receivership and Commercial Law and was also a Research Assistant to the Law School Dean in the Tel Aviv University specialized in Private International Law. Ms. Leviant holds a LL.B degree from Tel Aviv University Law School and is a member of both the Israeli and the New York State Bars. Ms. Leviant currently also serves as President of the Israel-British Chamber of Commerce, Council Member of the UK- Israel Tech Council, Board Member of the Federation of Bi-Lateral Chambers of Commerce and a Co-Founder of the Center for Arbitration and Dispute Resolutions Ltd. Ms. Leviant is a certified mediator.

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

Barry Ben Zeev has served as an external director of Ellomay since December 30, 2009. Mr. Ben Zeev is a business strategic consultant. From 1978 to 2008, Mr. Ben Zeev served in various positions with Bank Hapoalim. During 2008, he served as the bank’s Deputy CEO and as its CFO, in charge of the financial division. From 2001 to 2007, he served as the bank’s Deputy CEO in charge first of the private international banking division and then of the client asset management division. Mr. Ben Zeev has served on the board of many companies, including as a director on the board of the Israeli Stock Exchange in 2006-2007. He currently serves as a director of Partner Communications Ltd. (NASDAQ and TASE: PTNR), Kali Ltd., Hiron-Trade Investments & Industries Buildings Ltd. (TASE: HRON) and Poalim Asset Management (UK) Ltd., a subsidiary of Bank Hapoalim B.M., as a director and chairman of the investment committee of Altshuler Shaham Provident Funds and Pension Ltd. and on the advisory board of the Bereishit Fund. Mr. Ben Zeev holds an MBA from Tel-Aviv University specializing in financing, and a BA in Economics from Tel-Aviv University.

Mordechai Bignitz has served as an external director of Ellomay since December 20, 2011. Mr. Bignitz is involved in economic and financial consulting and investment management and currently serves as the chairman of the investment committee of Migdal Capital Markets, one of Israel's largest investment houses. From 2009 to 2011, Mr. Bignitz served as CEO of Geffen Green Energy Ltd., an Israeli private company. From 2006 to 2010, Mr. Bignitz served as a director of Leader Capital Markets Ltd. (TASE: LDRC) and from 2007 to 2010 he served as a director of Leader Holdings & Investments Ltd. (TASE: LDER). From 2004 to 2007, Mr. Bignitz served as CEO of Advanced Paradigm Technology. From 1992 to 2004, Mr. Bignitz served as director and CFO of DS Capital Markets. From 1994 to 1996, Mr. Bignitz served as Managing Director of Dovrat, Shrem & Co. Trading Ltd. From 1991 to 1994 Mr. Bignitz served as Vice President and CFO of Dovrat Shrem & Co. and prior to that he served as Vice President of Clal Retail Chains (a subsidiary of the Clal Group) and Vice President & CFO of Clal Real Estate Ltd. Mr. Bignitz serves as a director of Israel Financial Levers (IFL) Ltd. (TASE: LVR) and of ARAD Investment and Industrial Development Ltd. (TASE: ARD). Mr. Bignitz is a CPA, holds a BA in Accounting and Economics from Tel-Aviv University and completed the Executive Program in Management and Strategy in Retail at Babson College in Boston. Mr. Bignitz qualifies as an external director according to the Companies Law.

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

 B.           Compensation

General

Salaries, fees, commissions and bonuses paid or accrued with respect to all of our directors and senior management as a group in the fiscal year ended December 31, 2013 was approximately $0.5 million, including an amount of approximately $30,000 related to pension, retirement and other similar benefits. These figures do not include the compensation of Messrs. Shlomo Nehama, Ran Fridrich and Hemi Raphael, all of whom are members of our Board that are currently compensated pursuant to the Management Services Agreement (see “Item 10.C: Material Contracts”) and have, in connection with such agreement, waived their right to receive the compensation, including options, paid to our directors. In addition, Mr. Fridrich, who first served as our Interim Chief Executive Officer and is now our Chief Executive Officer, serves as our Chief Executive Officer as part of the management services provided pursuant to the Management Services Agreement, and agreed not to receive any additional compensation or other benefits beyond the fees paid in connection with the Management Services Agreement.

Other than options granted to members of our Board of Directors and the grant of options to one of our senior employees, we did not grant any options to purchase ordinary shares during 2013. For more information see “Item 6.E: Share Ownership.”

Management Services Agreement

In December 2008, following the approval of our Audit Committee, Board of Directors and shareholders, we entered into a management services agreement with Kanir and with Meisaf Blue & White Holdings Ltd., or Meisaf, a private company controlled by Shlomo Nehama, effective as of March 31, 2008, the date of appointment of Messrs. Fridrich and Nehama as members of our Board. In consideration for the performance of the management services and the board services under the terms of the management services agreement, we agreed to pay Kanir and Meisaf, in equal parts and quarterly, an aggregate annual services fee in the amount of $250,000 plus value added tax pursuant to applicable law. This annual amount was increased to $400,000 following approval by our Audit Committee, Compensation Committee, Board of Directors and by our shareholders at our annual shareholders meeting for 2013, or the 2013 Shareholders Meeting. Messrs. Nehama, Fridrich and Raphael waived any right to additional remuneration for their service as members of our board of directors. For more information see “Item 7.B: Related Party Transactions” and “Item 10.C: Material Contracts.”

Compensation of Non-Executive Directors

As approved by our shareholders, we pay our non-executive directors (Anita Leviant, Oded Akselrod, Barry Ben Zeev and Mordechai Bignitz) remuneration for their services as directors. During 2010 and thereafter, based on the approval by our shareholders at our annual general meeting of shareholders held on December 30, 2009 and on June 20, 2012, our current and future directors have been and would in the following years be paid the minimum fees permitted by the Companies Regulations (Rules for Compensation and Expenses of External Directors), 5760-2000, or the Compensation Regulations. The Compensation Regulations set forth a range of fees that may be paid by Israeli public companies to their external directors, depending upon each company’s equity based on the most recent financial statements. The current minimum cash amounts permitted to be paid to our external directors pursuant to the Compensation Regulations, are an annual fee of NIS 52,685 (equivalent to approximately $15,105, as of March 1, 2014) and an attendance fee of NIS 1,860 (equivalent to approximately $533) per meeting (board or committee). These amounts are updated twice a year based on increases in the Israeli Consumer Price Index. According to the Compensation Regulations, which we apply to all our non-executive directors, the directors are entitled to 60% of the meeting fee if they participated at the meeting by teleconference and not in person, and to 50% of the meeting fee if resolutions were approved in writing, without convening a meeting.

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

The term of each option granted under the 1998 Plan is 10 years from the applicable date of grant and such options may be terminated earlier upon certain circumstances, such as the expiration of three months from the date of the director’s termination of service on our Board (subject to extension pursuant to the terms of the 1998 Plan). Pursuant to the original terms of the 1998 Plan, all options granted under the 1998 Plan were fully vested immediately upon the date of grant. In connection with the adoption of our compensation policy in 2013, the 1998 Plan was amended to provide that options granted under the 1998 Plan will become exercisable based on the vesting schedule determined in the approvals of the option grant. At our 2013 Shareholders Meeting, our shareholders, following the approval of our compensation committee and Board of Directors, approved an amendment to the vesting terms of future option grants to our non-employee directors (currently Anita Leviant and Oded Akselrod) so that the options granted to these directors will vest in one installment on the first anniversary of the grant date of the options.

The options granted would be subject to restrictions on transfer, sale or hypothecation. All options and ordinary shares issuable upon the exercise of options granted to our non-employee directors could be withheld until the payment of taxes due (if any) with respect to the grant and exercise of such options.

For more information concerning our share option plans and options granted to directors and an executive officer see “Share Ownership” below.

Compensation Policy and Approval Process of Directors’ and Officers’ Terms of Service and Employment

On December 12, 2012, amendment no. 20 to the Companies Law, or Amendment No. 20, became effective. Amendment No. 20 revised the approval process of arrangements with “office holders” as to their terms of service or employment, including the grant of an exemption, insurance, undertaking to indemnify or indemnification, retirement bonuses and any other benefit, payment or undertaking to pay any such amounts, given due to service or employment, or together, Terms of Service and Employment. An “office holder” is defined under the Companies Law as a general manager, chief business manager, vice general manager, any other person assuming the responsibilities of any of the foregoing positions without regard to such person’s title, and a director, or manager directly subordinate to the general manager. Each person identified as a director or member of our senior management in the first table in the Item is an office holder.

Compensation Policy

Amendment No. 20 requires the board of directors of a public company to adopt a policy with respect to the Terms of Service and Employment of office holders, after taking into consideration the recommendations of the compensation committee. Amendment No. 20 further provides for the approval of the compensation policy by the company’s shareholders with a “special majority” requirement, i.e. the affirmative vote of the holders of a majority of the shares present, in person or by proxy, and voting on the matter provided that at least one of the following conditions is met: (i) the shares voting in favor of the matter include at least a majority of the shares voted by shareholders who are not controlling shareholders and who do not have a personal interest in the approval of the compensation policy (or the transaction, as the case may be) or (ii) the total number of shares voted against the compensation policy by shareholders referenced under (i) does not exceed 2% of the company’s outstanding voting rights.

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

At the 2013 Shareholders Meeting, our shareholders approved our compensation policy, or the Compensation Policy, following its approval by our Board of Directors and the recommendation of our Compensation Committee.

Our Compensation Policy is designed to support the achievement of our long term work plan goals and ensure that: (i) officer’s interests are as closely as possible aligned with the interests of our shareholders; (ii) the correlation between pay and performance will be enhanced; (iii) we will be able to recruit and retain top level senior managers capable of leading us to further business success and facing the challenges ahead; (iv) officers will be motivated to achieve a high level of business performance without taking unreasonable risks; and (v) an appropriate balance will be established between different compensation elements – fixed vs. variable, short term vs. long term and cash payments vs. equity based compensation. Our Compensation Policy is filed by us as Exhibit 4.22 under Item 19.

Approval Process of Terms of Service and Employment of Office Holders

Amendment No. 20 provides that the process for approval of Terms of Service and Employment of office holders as follows:

•
With respect to our chief executive officer, a controlling shareholder or a relative of a controlling shareholder, approval is required by the (i) compensation committee, (ii) board of directors and (iii) company’s shareholders with the “special majority” described above (in that order). Subject to certain conditions, the Israeli Companies Law provides an exemption from the shareholder approval requirement in connection with the approval of the Terms of Service and Employment of a CEO candidate.

•	With respect to a director, approval is required by the (i) compensation committee, (ii) board of directors and (iii) company’s shareholders with a regular majority (in that order).

•
With respect to any other office holder, approval is required by the compensation committee and the board of directors (in that order); however, in the event of an update of existing Terms of Service and Employment, which the Compensation Committee confirms is not material, the approval of the compensation committee is sufficient.

In the event the transaction with any office holder is not in accordance with the compensation policy, the approval of the company’s shareholders, by “special majority,” is also required.  In the event the company’s shareholders do not approve the compensation of the CEO or other office holders (who are not directors, controlling shareholders or relatives of the controlling shareholders), the Compensation Committee and board of directors may, in special situations, approve the transaction, subject to their providing detailed reasons and after discussion and examination of the rejection by the company’s shareholders.

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

Terms of Directors

Our Board currently consists of seven members, including two external directors. Pursuant to our Articles, unless otherwise prescribed by resolution adopted at a general meeting of our shareholders, our Board shall consist of not less than four (4) nor more than eight (8) directors (including the external directors). Except for our two external directors, the members of our Board are elected annually at our annual shareholders’ meeting and remain in office until the next annual shareholders’ meeting, unless the director has previously resigned, vacated his office, or was removed in accordance with the Articles. The most recent annual meeting was held on June 18, 2013. In addition, the Board may elect additional members to the Board, to serve until the next shareholders’ meeting, so long as the number of directors on the Board does not exceed the maximum number established according to our Articles.

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

The initial term of an external director is three years. An external director may be re-elected to serve for two additional three-year terms in one of the two following methods: (i) the board of directors proposed the nomination of the external director for an additional term and her or his appointment is approved by the shareholders in the manner required to appoint external directors for an initial term as set forth above, or (ii) in the event a shareholder holding 1% or more of the voting rights nominates the external director for an additional term, the nomination is required to be approved by a majority of the votes cast by the shareholders of the company; provided that: (x)  the votes of controlling shareholders, the votes of shareholders who have a personal interest in the approval of the appointment of the external director, other than a personal interest that is not as a result of such shareholder’s connections to the controlling shareholder, and abstaining votes are excluded from the counting of votes and (y) the aggregate votes cast by shareholders in favor of the nomination that are counted for purposes of calculating the majority exceeds 2% of the voting rights in the company. The external director nominated by shareholders may not be a related or competing shareholder or a relative of such shareholder at the date of appointment and may not have an affiliation to a related or competing shareholder at the date of appointment or for the two year period prior to the appointment. A “related or competing shareholder” is defined by the Companies Law as the shareholder that proposed the nomination or a significant shareholder (a shareholder holding five percent or more of the outstanding shares of a company or of the voting rights in a company), provided that at the date of appointment of the external director such shareholder, its controlling shareholder or a corporation controlled by either of them, have business connections with the company or are competitors of the company. The term “affiliation” is defined as set forth above.

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

The Companies Law requires that at least one of the external directors have “Accounting and Financial Expertise” and the other external directors have “Professional Competence.” Under the applicable regulations, a director having accounting and financial expertise is a person who, due to his or her education, experience and talents is highly skilled in respect of, and understands, business-accounting matters and financial reports in a manner that enables him or her to understand in depth the company’s financial statements and to stimulate discussion regarding the manner in which the financial data is presented. Under the applicable regulations, a director having professional competence is a person who has an academic degree in either economics, business administration, accounting, law or public administration or an academic degree in an area relevant to the company’s business, or has at least five years' experience in a senior position in the business management of a corporation with a substantial scope of business, in a senior position in the public service or a senior position in the field of the company’s main business. Our Board determined that both Barry Ben Zeev and Mordechai Bignitz have the requisite accounting and financial expertise.

Our Board further determined that at least two directors out of the whole Board shall be required to have accounting and financial expertise pursuant to the requirements of the Companies Law and previously determined that Shlomo Nehama shall be designated as an additional accounting and financial expert.

Independent Directors Pursuant to the Companies Law

In addition to the external director, the Companies Law includes another category of directors, which is the “independent” director. An independent director is either an external director or a director appointed or classified as such who meets the same non-affiliation criteria as an external director, as determined by the company’s audit committee, and who has not served as a director of the company for more than nine consecutive years (subject to the right granted to certain companies, including companies whose shares are listed on the NYSE MKT, to permit independent directors to serve as such for periods exceeding nine years). For these purposes, ceasing to serve as a director for a period of two years or less would not be deemed to sever the consecutive nature of such director’s service. Our Audit Committee and Board of Directors determined that Oded Akselrod meets the criteria applicable to independent directors under the Companies Law and under the Israeli regulations that permit directors of certain companies whose shares are listed on foreign exchanges to serve as independent directors for periods exceeding nine years.

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

Our Audit Committee, acting pursuant to a written charter adopted based on the requirements of the Companies Law, the rules promulgated under the Exchange Act and the NYSE MKT Company Guide, currently consists of Barry Ben Zeev, who is also the chairman of the Audit Committee, Mordechai Bignitz and Oded Akselrod. The members of our Audit Committee satisfy the respective “independence” requirements of the Securities and Exchange Commission, NYSE MKT and Israeli law for audit committee members. During 2013, our Audit Committee met at least once each quarter.

The Companies Law provides that the roles of an audit committee are as follows: (i) monitoring deficiencies in the business management of a company, including by consulting with the internal auditor or independent accountants and suggesting methods of correction of such deficiencies to the board of directors, (ii) determining whether or not certain related party actions and transactions and actions taken by office holders that  are “material actions” or “extraordinary transactions” in connection with their approval procedures as more fully described above, (iii) determining whether to approve actions and transactions that require audit committee approval under the Companies Law, (iv) assessing the company’s internal audit system and the performance of its internal auditor and whether the internal auditor has the resources and tools required to it for the performance of its role, taking into account, among others, the special needs and size of the company, (v) examining the scope of work and compensation of the company’s independent auditor and (vi) setting procedures in connection with the method of dealing with complaints of employees regarding defects in the management of the company’s business and with the protection that will be provided to employees who have complained. In a recent amendment to the Companies Law, which became effective in January 2014, two additional roles were added to audit committees: (a) to determine in connection with transactions with the controlling shareholder or with a third party in which the controlling shareholder has a personal interest (event if they are not extraordinary transactions) and in connection with transactions with the controlling shareholder or its relative, directly or indirectly, for the receipt of services or in connection with terms of employment or service, a duty to conduct a competitive process, supervised by the audit committee or anyone else appointed by the audit committee and based on criteria determined by the audit committee, or to determine that other procedures determined by the audit committee will be conducted, prior to execution of such transactions, all based on the type of the transaction (the audit committee is permitted to determine criteria for this matter once a year in advance) and (b) to determine the method of approval of non-negligible transactions (i.e. transactions of a company with a controlling shareholder or with a third party in which the controlling shareholder has a personal interest that the audit committee determined are not extraordinary but are non-negligible), including to determine types of such transactions that will require the approval of the audit committee (the audit committee is permitted to determine a classification of transactions as non-negligible based on criteria determined once a year in advance).

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

Our Audit Committee provides assistance to our Board in fulfilling its legal and fiduciary obligations in matters involving our accounting, auditing, financial reporting, internal control and legal compliance functions by approving the services performed by our independent accountants and reviewing their reports regarding our accounting practices and systems of internal accounting controls. Under the Sarbanes-Oxley Act of 2002, the Audit Committee is also responsible for the appointment, compensation, retention and oversight of our independent accountants and takes those actions as it deems necessary to satisfy itself that the accountants are independent of management. However, under the Companies Law the appointment of independent auditors requires the approval of our shareholders, accordingly, the appointment of the independent auditors is approved and recommended to the shareholders by our Audit Committee and Board and ratified by the shareholders. Furthermore, pursuant to our Articles, our shareholders have the authority to determine the compensation of the independent auditors (or empower the Board to establish their remuneration, as they have in the 2013 Shareholders Meeting) and such compensation is approved by our Board following a recommendation of the Audit Committee.

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

These sanctions include monetary sanctions and certain restrictions on serving as a director or senior officer of a public company for certain periods of time. The maximum amount of the monetary sanctions that could be imposed upon individuals is a fine of NIS 1,000,000 (equivalent to approximately US$286,697, as of March 1, 2014), plus payments to persons who suffered damages as a result of the violation in an amount equal to the higher of: (i) compensation for damages suffered by all injured persons, up to 20% of the fine imposed on the violator, or (ii) the amount of profits earned or losses avoided by the violator as a result of the violation, up to the amount of the applicable monetary sanction.

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

As stated above, in the indemnification undertakings approved by our Audit Committee, Board and shareholders and provided to our directors and officers, we have undertaken to maintain a liability insurance policy with a reputable insurer to the fullest extent currently permitted by the Companies Law and our Articles, for all of our directors and officers, in a total amount of not less than $10 million during the period the recipient of the indemnity undertaking serves as a member of our board of directors or as an officer, and for a period of seven years thereafter. Based on such undertaking as approved by our Audit Committee, Board and shareholders, we have obtained directors’ and officers’ liability insurance covering our directors and officers.

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

D.            Employees

As of December 31, 2013, we had ten (10) employees and independent contractors compared to eleven (11) employees and independent contractors as of December 31, 2012 and ten (10) employees and independent contractors as of December 31, 2011. All of our employees and independent contractors, as of December 31, 2013, were in management, finance and administration and all, other than one independent contractor located in Italy, were located in Israel.

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

E.            Share Ownership

Beneficial Ownership of Executive Officers and Directors

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as of March 1, 2014, of (i) each of our directors and (ii) each member of our senior management. All of the information with respect to beneficial ownership of the ordinary shares is given to the best of our knowledge and has been furnished in part by the respective directors and members of senior management. All exercise prices and amounts are adjusted to account for the Reverse Split.

Name of Beneficial Owner	Number of Shares Beneficially Held (1)	Percent of Class

Shlomo Nehama(2)(5)	4,016,842	37.6%
Hemi Raphael(3)(5)	3,240,921	30.3%
Ran Fridrich(4)(5)	2,903,184	27.2%
Anita Leviant(6)	*	*
Oded Akselrod(6)	*	*
Barry Ben Zeev(6)	*	*
Mordechai Bignitz(6)	*	*
Eran Zupnik(7)	132,217	1.2%
Kalia Weintraub	-	-
_____________________________
* Less than one percent of the outstanding ordinary shares. See additional details below.

(1)
As used in this table, “beneficial ownership” means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security. For purposes of this table, a person is deemed to be the beneficial owner of securities that can be acquired within 60 days from March 1, 2014 through the exercise of any option or warrant. Ordinary shares subject to options or warrants that are currently exercisable or exercisable within 60 days are deemed outstanding for computing the ownership percentage of the person holding such options or warrants, but are not deemed outstanding for computing the ownership percentage of any other person. The amounts and percentages are based upon 10,692,371 ordinary shares outstanding as of March 1, 2014. This number of outstanding ordinary shares does not include a total of 85,655 ordinary shares held at that date as treasury shares under Israeli law, all of which were repurchased by us. For so long as such treasury shares are owned by us they have no rights and, accordingly, are neither eligible to participate in or receive any future dividends which may be paid to our shareholders nor are they entitled to participate in, be voted at or be counted as part of the quorum for, any meetings of our shareholders.

(2)
According to information provided by the holders, the 4,016,842 ordinary shares beneficially owned by Mr. Nehama consist of: (i) 3,551,869 ordinary shares held by Nechama Investments, an Israeli company, which constitute approximately 33.2% of our outstanding ordinary shares, and (ii) 464,973 ordinary shares held directly by Mr. Nehama, which constitute approximately 4.4% of our outstanding ordinary shares. Mr. Nehama, as the sole officer, director and shareholder of Nechama Investments, may be deemed to indirectly beneficially own any ordinary shares beneficially owned by Nechama Investments, which constitute (together with the shares held directly by him) approximately 37.6% of our outstanding ordinary shares.

(3)
The 3,240,921 ordinary shares beneficially owned by Mr. Raphael consist of: (i) 2,786,397 ordinary shares held by Kanir, which constitute approximately 26.1% of our outstanding share capital, (ii) 314,514 ordinary shares held by a BVI private company wholly-owned by Mr. Raphael, which constitute approximately 2.9% of our outstanding shares and (iii) 140,010 ordinary shares held directly by Mr. Raphael, which constitute approximately 1.3% of our outstanding shares. Mr. Raphael, by virtue of his position as a director and majority shareholder of Kanir Investments Ltd., or Kanir Ltd., the general partner in Kanir, and his position as a limited partner in Kanir, may be deemed to indirectly beneficially own the ordinary shares beneficially owned by Kanir. Mr. Raphael disclaims beneficial ownership of the shares held by Kanir, except to the extent of his pecuniary interest therein, if any. In addition, Mr. Raphael, as the sole officer, director and shareholder of such private company, may be deemed to indirectly beneficially own any ordinary shares beneficially owned by the BVI private company.

(4)
The 2,903,184 ordinary shares beneficially owned by Mr. Fridrich consist of: (i) 2,786,397 ordinary shares held by Kanir, which constitute approximately 26.1% of our outstanding share capital and (ii) 116,787 ordinary shares held directly by Mr. Fridrich, which constitute approximately 1.1% of our outstanding shares. Mr. Fridrich, by virtue of his position as a director of Kanir Ltd. and his position as a limited partner in Kanir, may be deemed to indirectly beneficially own the ordinary shares beneficially owned by Kanir. Mr. Fridrich disclaims beneficial ownership of the shares held by Kanir, except to the extent of his pecuniary interest therein, if any.

(5)
By virtue of the 2008 Shareholders Agreement between Nechama Investments and Kanir (see “Item 7.A: Major Shareholders”), Mr. Nehama, Nechama Investments, Kanir and Messrs. Raphael and Fridrich may be deemed to be members of a group that holds shared voting power with respect to 6,338,266 ordinary shares, which together constitute approximately 59.3% of our outstanding ordinary shares, and holds shared dispositive power with respect to 5,356,878 ordinary shares, which constitute 50.1% of our outstanding ordinary shares. Accordingly, taking into account the shares directly held by Messrs. Nehama, Raphael (taking into account also shares held by the private company wholly-owned by him) and Fridrich, they may be deemed to beneficially own approximately 63.6%, 63.5% and 60.4%, respectively, of the outstanding ordinary shares. Mr. Nehama and Nechama Investments both disclaim beneficial ownership of the ordinary shares beneficially owned by Kanir and Kanir Ltd., Kanir and Messrs. Raphael and Fridrich all disclaim beneficial ownership of the shares held by Nechama Investments.

(6)	Our directors who are not subject to Management Services Agreement currently hold, in the aggregate, options currently exercisable into 21,502 ordinary shares.
(7)	Consists of options currently exercisable or that will become exercisable within 60 days from March 1, 2014.

Our directors currently hold, in the aggregate, options exercisable into 23,502 ordinary shares. The 23,502 options have a weighted average exercise price of approximately $6.25 per share and have expiration dates until 2023. Under the 1998 Plan, Oded Akselrod, one of the members of our Board, was granted options to purchase 1,000 ordinary shares on December 30, 2004 and on August 1 of each of the years 2005-2013. Anita Leviant, one of the members of our Board, was granted options to purchase 1,333 shares on August 1, 2008 and was also granted options to purchase 1,000 shares on August 1 of each of the years 2009-2013. Barry Ben Zeev, an external director who was appointed on December 30, 2009, was granted 586 options on the date of his appointment and was also granted options to purchase 1,000 ordinary shares on August 1 of each of the years 2010-2013. Mordechai Bignitz, our external director appointed on December 20, 2011 was granted 583 options on the date of his appointment and was also granted options to purchase 1,000 ordinary shares on August 1 of each of the years 2012-2013. The exercise price for the underlying shares of such options is the “Fair Market Value” (as defined in the 1998 Plan) of our ordinary shares at the date of grant. The options expire ten years after their grant date. The options granted to directors under the 1998 Plan have an exercise price ranging from $3.1 to $9.2 per share, with various expiration dates. As described above under “Compensation - Compensation of Non-Executive Directors”, commencing 2013 the options granted to our non-executive directors who are not external directors vest on the first anniversary of the grant date. Of the 23,502 options held by our directors, 21,502 are currently exercisable and an additional 2,000 will become exercisable on August 1, 2014.

Only one of our officers currently holds options to purchase our ordinary shares. On January 4, 2009, Eran Zupnik, EVP of Business Development, was granted options to purchase 132,053 ordinary shares, at an adjusted exercise price of $8.5 per ordinary share. 16.67% of these options vested 6 months after the grant date, with a further 8.33% vesting at the end of every three-month period thereafter. As of March 1, 2014 all of these options have vested. Additionally, such officer was granted the entitlement to receive 1.125% of any securities (shares, warrants or options, other than shares underlying securities that existed at the time of execution of his employment agreement) we issue under the same terms and conditions of the issuance (however, the vesting schedule of the additional options shall in any event be 1/12 at the end of every three month period for an aggregate vesting period of 36 months). As a result of the issuance of options to directors during 2009 (as detailed above), Eran Zupnik received options to purchase 45 ordinary shares on August 1, 2009 and options to purchase seven (7) ordinary shares on December 30, 2009, at an exercise price identical to that of the directors ($4.7 and $6.3, respectively). As a result of the issuance of options to directors in 2010 (as detailed above), Eran Zupnik received additional options to purchase 45 ordinary shares on August 1, 2010, at an exercise price identical to that of the directors ($5.9). As a result of issuances of options to directors during 2011 (as detailed above), Eran Zupnik received additional options to purchase 45 ordinary shares on August 1, 2011 and options to purchase seven (7) ordinary shares on January 3, 2012, at an exercise price identical to that of the directors ($7 and $5.55, respectively). As a result of issuances of options to directors during 2012 and 2013 (as detailed above), Eran Zupnik received additional options to purchase 45 ordinary shares on August 1, 2012 and on August 1, 2013 at an exercise price identical to that of the directors ($5.24 and $8.48, respectively). All of the options granted to Mr. Zupnik were granted under our 2000 Stock Option Plan and expire ten years after their grant date.

Outstanding Options

1998 Share Option Plan for Non-Employee Directors

For more information concerning our 1998 Share Option Plan for Non-Employee Directors see “Item 6.B: Compensation.”

As of January 1, 2013, December 31, 2013 and March 1, 2014, there were 47,081, 43,081 and 43,081 ordinary shares, respectively, available for future grants under the 1998 Plan.

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

As of March 1, 2014, there are 132,285 outstanding options under the 2000 Plan. As a result of the repurchase and cancellation or expiration of all outstanding options under the 2000 Plan following the consummation of the HP Transaction and the reduction in the number of shares reserved for issuance under such plan as a result of such cancellation or expiration, the number of additional ordinary shares available for issuance under the 2000 Plan, as of January 1, 2013, December 31, 2013 and March 1, 2014, was 594,964, 594,919 and 594,919, respectively.

ITEM 7: Major Shareholders and Related Party Transactions

A.           Major Shareholders

The following table sets forth information regarding the beneficial ownership of our ordinary shares as of March 1, 2013, by each person known by us to be the beneficial owner of 5.0% or more of our ordinary shares. Each of our shareholders has identical voting rights with respect to its shares. All of the information with respect to beneficial ownership of the ordinary shares is given to the best of our knowledge based on public filings by the shareholders (the most recent is a Schedule 13D/A filed on September 3, 2013) and on information provided by them.

	Ordinary Shares Beneficially Owned(1)	Percentage of Ordinary Shares Beneficially Owned

Shlomo Nehama (2)(5)	4,016,842	37.6%
Kanir Joint Investments (2005) Limited Partnership (3)(4)(5)(6)	2,786,397	26.1%
___________________________

* Represents beneficial ownership of less than 1% of ordinary shares.

(1)
As used in this table, “beneficial ownership” means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security as determined pursuant to Rule 13d-3 promulgated under the U.S. Securities Exchange Act of 1934, as amended. For purposes of this table, a person is deemed to be the beneficial owner of securities that can be acquired within 60 days from March 1, 2014 through the exercise of any option or warrant. Ordinary shares subject to options or warrants that are currently exercisable or exercisable within 60 days are deemed outstanding for computing the ownership percentage of the person holding such options or warrants, but are not deemed outstanding for computing the ownership percentage of any other person. The amounts and percentages are based on a total of 10,692,371 ordinary shares outstanding as of March 1, 2014. This number of outstanding ordinary shares does not include a total of 85,655 ordinary shares held at that date as treasury shares under Israeli law, all of which were repurchased by us. For so long as such treasury shares are owned by us they have no rights and, accordingly, are neither eligible to participate in or receive any future dividends which may be paid to our shareholders nor are they entitled to participate in, be voted at or be counted as part of the quorum for, any meetings of our shareholders.

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

(3)
Kanir is an Israeli limited partnership. Kanir Ltd., in its capacity as the general partner of Kanir, has the voting and dispositive power over the ordinary shares directly beneficially owned by Kanir. As a result, Kanir Ltd. may be deemed to indirectly beneficially own the ordinary shares beneficially owned by Kanir. Messrs. Hemi Raphael and Ran Fridrich, who are members of our Board of Directors, are the sole directors of Kanir Ltd. and Mr. Raphael is a majority shareholder of Kanir Ltd. As a result, Messrs. Raphael and Fridrich may be deemed to indirectly beneficially own the ordinary shares beneficially owned by Kanir, which constitute, together with their holdings as set forth in footnote (4), 30.3% and 27.2%, respectively, of our outstanding ordinary shares. Kanir Ltd. and Messrs. Raphael and Fridrich disclaim beneficial ownership of such ordinary shares except to the extent of their respective pecuniary interest therein, if any.

(4)
Mr. Raphael beneficially owns 454,524 ordinary shares, consisting of: (i) 314,514 ordinary shares held by a BVI private company wholly-owned by Mr. Raphael, which constitute approximately 2.9% of our outstanding shares and (ii) 140,010 ordinary shares held directly by Mr. Raphael, which constitute approximately 1.3% of our outstanding shares. Mr. Raphael, as the sole officer, director and shareholder of such private company, may be deemed to indirectly beneficially own any ordinary shares beneficially owned by such private company, which constitute (together with the shares held directly by him) approximately 4.3% of our outstanding ordinary shares. Mr. Fridrich directly owns 116,787 ordinary shares, which constitute approximately 1.1% of our outstanding shares.

(5)
By virtue of the 2008 Shareholders Agreement, Mr. Nehama, Nechama Investments, Kanir, Kanir Ltd., and Messrs. Raphael and Fridrich may be deemed to be members of a group that holds shared voting power with respect to 6,338,266 ordinary shares, which constitute approximately 59.3% of our outstanding ordinary shares, and holds shared dispositive power with respect to 5,356,878 ordinary shares, which constitute 50.1% of the outstanding ordinary shares. Accordingly, taking into account the shares directly held by Messrs. Nehama, Raphael (taking into account also shares held by the private company wholly-owned by him) and Fridrich, they may be deemed to beneficially own approximately 63.6%, 63.5% and 60.4%, respectively, of our outstanding ordinary shares. Each of Mr. Nehama and Nechama Investments disclaims beneficial ownership of the ordinary shares beneficially owned by Kanir. Each of Kanir, Kanir Ltd. and Messrs. Raphael and Fridrich disclaims beneficial ownership of the ordinary shares beneficially owned by Nechama Investments. A copy of the 2008 Shareholders Agreement was filed with the Securities and Exchange Commission, or the SEC, on March 31, 2008 as Exhibit 14 to an amendment to a Schedule 13D and is not incorporated by reference herein.

(6)
Bonstar Investments Ltd., or Bonstar, an Israeli company, holds 233,258 ordinary shares, which constitute approximately 2.2% of the outstanding ordinary shares. Bonstar is a limited partner of Kanir and assisted Kanir in the financing of the purchase of some of its ordinary shares. Accordingly, Bonstar may be deemed to be a member of a group with Kanir and its affiliates, although there are no agreements between Bonstar and either of such persons and entities with respect to the ordinary shares beneficially owned by each of them. Mr. Joseph Mor and Mr. Ishay Mor are the sole shareholders of Bonstar and Mr. Joseph Mor serves as the sole director of Bonstar. Messrs. Joseph Mor and Ishay Mor also hold, through a company jointly held by them, 175,000 ordinary shares, which constitute approximately 1.6% of the outstanding ordinary shares. By virtue of their control over Bonstar and the other company, Messrs. Joseph Mor and Ishay Mor may be deemed to indirectly beneficially own the 408,258 ordinary shares beneficially owned by Bonstar and by the other company, which constitute approximately 3.8% of the ordinary shares. Each of Bonstar and Messrs. Joseph Mor and Ishay Mor disclaims beneficial ownership of the ordinary shares beneficially owned by Kanir and Nechama Investments, except to the extent of their respective pecuniary interest therein, if any.

Significant Changes in the Ownership of Major Shareholders

In February 2012, Kanir transferred an aggregate of 751,658 ordinary shares to Hemi Raphael, a company controlled by Hemi Raphael, Ran Fridrich and Bonstar. As a result of such transfers, the beneficial ownership of Kanir decreased to 26.6%.

In May 2013 Kanir transferred 55,043 ordinary shares to Ran Fridrich. As a result of such transfer, the beneficial ownership of Kanir decreased to 26.1%.

On August 5, 2013, Ron Senator, Sphera Funds Management Ltd. and Sphera Capital Ltd. jointly filed a Schedule 13G reporting ownership of 622,300, or 5.82%, of our ordinary shares. On August 15, 2013, these reporting persons filed an amendment to their Schedule 13G with the SEC, noting that their holdings in our ordinary shares decreased below 5.0%

On July 23, 2013, we entered into a transaction with Mr. Zohar Zisapel, who at the time held approximately 8% of our outstanding shares, in an effort to increase the “public float” of our outstanding shares in connection with the possible listing of our shares on the Tel Aviv Stock Exchange. Pursuant to the transaction, Mr. Zisapel agreed to hold no more than 4.99% of our outstanding shares for a period of one year in consideration for the issuance of a warrant to purchase the amount of shares sold by Mr. Zisapel in order to reduce his holdings to less than 5.0%. On August 9, 2013, we issued Mr. Zisapel a warrant to purchase 308,427 ordinary shares at an exercise price of $7.97 per share, or the Warrant. On August 12, 2013 Mr. Zisapel filed an amendment to his Schedule 13G with the SEC, noting that his holdings in our ordinary shares decreased below 5.0%. The Warrant includes a contractual provision that prohibits Mr. Zisapel from exercising the Warrant during a 12 month period following the effective date of the Warrant if such exercise would result in the Mr. Zisapel beneficially owning more than 4.99% of our ordinary shares. In addition, the Warrant may only be exercised via cashless exercise methods described in the Warrant. Mr. Zisapel was also provided with certain registration rights in the event Rule 144 is not available for the resale of the shares underlying the Warrant following a certain holding period of the Warrant and/or the shares underlying the Warrant, with an indemnification undertaking from us (subject to certain conditions) and with reimbursement of expenses related to the transaction.

Record Holders

Based on a review of the information provided to us by our transfer agent, as of March 1, 2014, there were 55* record holders of ordinary shares, of which 24 represented United States* record holders holding approximately 31.3%] of our outstanding ordinary shares (including approximately 30.7% of our outstanding ordinary shares held by the Depository Trust Company). This does not reflect persons or entities that hold ordinary shares in nominee or “street name” through various brokerage firms.
______________________
*           Including the Depository Trust Company

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

Registration Rights

We previously executed various registration rights agreements with certain entities and individuals, including former controlling shareholders, in connection with private placements of our securities. Registration rights with respect to a majority of the ordinary shares held by our controlling shareholders were assigned by certain holders of such registration rights to our controlling shareholders, subject to the undertaking of the assignees to be bound by and subject to the terms and conditions of the registration rights agreement. We recently received an indication from our controlling shareholders that they intend to demand that we register the registrable shares held by them. The substantial majority of the shares held by our controlling shareholders were included in a registration statement on Form F-3 that became effective in 2007. The registration of the registrable shares will enable our controlling shareholders to sell a significant portion of our ordinary shares without restrictions, which could result in a change of control of Ellomay or in us ceasing to be a "controlled company" for purposes of the NYSE MKT rules. For more information see "Item 16G: Corporate Governance."

B.           Related Party Transactions

On December 30, 2008, following the approval of our Audit Committee, Board of Directors and shareholders, we entered into a management services agreement with Kanir and Meisaf, effective as of March 31, 2008, the date of appointment of Messrs. Fridrich and Nehama as members of our Board. In consideration of the performance of the management services and the board services under the terms of the management services agreement we agreed to pay Kanir and Meisaf, in equal parts in and quarterly payments, an aggregate annual services fee in the amount of $250,000 plus value added tax pursuant to applicable law. This annual amount was increased to $400,000 following approval by our Audit Committee, Compensation Committee, Board of Directors and by our shareholders at the 2013 Shareholders Meeting. The management services agreement was initially in effect until the earlier of: (i) the second anniversary of the effective date of the Agreement (March 31, 2010) or (ii) the termination of service of either of the Kanir and Nechama Investments affiliates on our Board of Directors. The term of the management services agreement was extended for one-year periods at our annual meetings of shareholders held on December 30, 2009 and December 22, 2010. A further three-year extension was approved by our Audit Committee, Board and our shareholders at our annual meeting of shareholders held on December 20, 2011. At our 2013 Shareholders Meeting, following the approval of our Audit Committee, Compensation Committee and Board, our shareholders approved a further extension of the term of the Management Services Agreement and the revision of its termination provision, so that it shall remain in effect until the earlier of: (i) June 17, 2016, (ii) the termination of service of either of the Kanir and Nechama Investments affiliates on our Board of Directors, or (iii) a date that is six (6) months following the delivery of a written termination notice by Meisaf and Kanir to the Company or by the Company to Meisaf and Kanir.

For a further discussion of transactions and balances with related parties see “Item 6.B: Compensation,” “Item 6.C: Board Practices” under “Indemnification, Exemption and Insurance of Executive Officers and Directors,” “Item 10.C: Material Contracts” and Note 14 to our consolidated financial statements, which are included as a part of this report and the disclosure concerning the possible registration of shares held by our controlling shareholders set forth under “Item 7.A: Major Shareholders” above.

C.           Interests of Experts and Counsel

Not Applicable.

ITEM 8: Financial Information

A.           Consolidated Statements and Other Financial Information.

Consolidated Statements

Our consolidated financial statements are set forth in Item 18.

Legal Proceedings

The U.S. dollar amounts presented below are based on applicable conversion rates in effect as of December 31, 2013.

In December 2003, Imagens Digitais Ltda., a client of NUR Do Brazil Ltda., filed a suit against NUR Do Brazil Ltda. and NUR America in Brazil, alleging that a machine purchased by it failed to perform. Imagens was seeking reimbursement of the purchase price paid by it in the amount of approximately $0.4 million. During 2006 we filed a counterclaim for the collection of unpaid invoices, which was settled between the parties in May 2010. In January 2010 the court dismissed the client’s suit and in June 2010 the client filed an appeal. In October 2010, following a motion filed by the defendant, the court decided to increase the amount of the claim (as legal expenses are determined based on the original amount of the claim) and an appeal filed by the customer in connection with this decision is currently pending. Based on management’s estimation and the assessment of our legal counsel, no provision was recorded with respect to the client’s claim.

In February 2007 a claim was filed against us and one of our former officers by a person claiming to have been an agent of the company in West Africa for commissions on sales of printers. The claim is for NIS 3 million ($0.864 million). We filed a statement of defense denying all claims, both with respect to the causes of action and with respect to the factual allegations in the claim. The plaintiff filed a motion with the Court to strike our Statement of Defense, which was rejected. The plaintiff filed an appeal to the Supreme Court. That motion was rejected in July 2010. In October 2012, the district court rendered its ruling and rejected the plaintiff’s claims in their entirety. In November 2012 an appeal was filed in the Supreme Court by the plaintiff. Written summaries will be submitted by the plaintiffs and by the defendants by September 2013 and November 4, 2013, respectively, and the plaintiffs may submit a response to the defendants' summaries by December 2013. On March 5, 2014 an appeal hearing was held at the Israeli Supreme Court. In accordance with the court's recommendation, the parties agreed to end all their disputes on a settlement for the amount of $0.085 million in favor of the plaintiff. This amount was paid to the plaintiff during March 2014.

We may from time to time become a party to various legal proceedings in the ordinary course of our business.

Dividends

We currently do not have a dividend policy but expect to adopt a dividend distribution policy. Any future determination relating to our dividend policy will be made at the discretion of our board of directors and will depend on a number of factors, including contractual undertakings limiting our ability to pay dividends, future earnings, capital requirements, financial condition and future prospects and other factors the board of directors may deem relevant. The terms of the deed of trust governing our Series A Debentures restrict our ability to distribute dividends (for more information see “Item 5:B. Liquidity and Capital Resources”).

Under Israeli law, the payment of dividends is generally made from accumulated retained earnings or retained earnings accrued over a period of the last two years (after deducting prior dividends to the extent not already deducted from retained earnings), and in either case, provided there is no reasonable concern that the dividend will prevent the company from satisfying current or foreseeable obligations as they become due. Notwithstanding the foregoing, dividends may be paid with the approval of a court, provided that there is no reasonable concern that payment of the dividend will prevent us from satisfying our existing and foreseeable obligations as they become due.

B.            Significant Changes

Except as otherwise disclosed in this report, no significant changes have occurred since December 31, 2013.

ITEM 9: The Offer and Listing

A.            Offer and Listing Details

Stock Price History

The prices set forth below are high and low closing market prices for our ordinary shares as reported by OTC Markets, Inc., the NYSE MKT and the Tel Aviv Stock Exchange, as applicable, for the fiscal year ended December 31 of each year indicated below, for each fiscal quarter indicated below, and for each month for the last six-month period. Such quotations reflect inter-dealer prices, without retail markup, markdown, or commission and may not necessarily represent actual transactions. Our ordinary shares were listed on the NYSE MKT under the symbol “ELLO” on August 22, 2011 and until such date were quoted in the over-the-counter market in the OTCQB market under the symbol “EMYCF.PK.” On October 27, 2013, our ordinary shares were listed for trading on the Tel Aviv Stock Exchange under the symbol “ELOM” and the TASE closing prices set forth below are commencing such date.

All share prices have been retroactively adjusted to reflect the one-for-ten reverse share split effected on June 9, 2011.

	NYSE MKT		Tel Aviv Stock Exchange
Year	High (US$)	Low (US$)	High (NIS)	Low (NIS)
2009	6.6	4.5	--	--
2010	7.5	5.1	--	--
2011	8.00	5.41	--	--
2012	7.7	4.25	--	--
2013	11.37	6.1	40.69	31.39

	NYSE MKT		Tel Aviv Stock Exchange
2012	High (US$)	Low (US$)	High (NIS)	Low (NIS)
First Quarter	6.55	5.37	--	--
Second Quarter	7.70	5.64	--	--
Third Quarter	6.00	4.25	--	--
Fourth Quarter	6.00	4.95	--	--

	NYSE MKT		Tel Aviv Stock Exchange
2013	High (US$)	Low (US$)	High (NIS)	Low (NIS)
First Quarter	7.47	6.1	--	--
Second Quarter	7.73	7.1	--	--
Third Quarter	9	7.7	--	--
Fourth Quarter	11.37	8.39	40.69	31.39

	NYSE MKT		Tel Aviv Stock Exchange
2014	High (US$)	Low (US$)	High (NIS)	Low (NIS)
First Quarter (through March 20, 2014)	10.59	9.3	37.13	33.12

	NYSE MKT		Tel Aviv Stock Exchange
Most Recent Six Months	High (US$)	Low (US$)	High (NIS)	Low (NIS)
September 2013	9	8.32	--	--
October 2013	11.37	8.39	40.69	37.64
November 2013	10.96	9.05	38.60	31.99
December 2013	9.74	9.16	33.45	31.39
January 2014	10.59	9.85	37.13	33.69
February 2014	9.96	9.3	35.39	33.12

Due to the limited period since the listing of our ordinary shares on the NYSE MKT and the TASE, our ordinary shares are not yet regularly covered by securities analysts and the media and the liquidity of our ordinary shares is very limited. Such limited liquidity could result in lower prices for our ordinary shares than might otherwise prevail and in larger spreads between the bid and asked prices for our ordinary shares.

B.            Plan of Distribution

Not Applicable.

C.            Markets

Our ordinary shares were listed on the NYSE MKT on August 22, 2011. Our trading symbol is “ELLO.” On October 27, 2013, our ordinary shares were listed for trading on the Tel Aviv Stock Exchange under the symbol “ELOM.”

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

ITEM 10: Additional Information

A.           Share Capital

Not Applicable.

B.           Memorandum of Association and Second Amended and Restated Articles

Set forth below is a brief description of certain provisions contained in the Memorandum of Association, the Second Amended and Restated Articles, adopted by our shareholders at our general meeting held on December 30, 2008, as amended, as well as certain statutory provisions of Israeli law. The Memorandum of Association and the Articles are incorporated by reference herein. The description of certain provisions does not purport to be a complete summary of these provisions and is qualified in its entirety by reference to such exhibits and to Israeli law.

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

“Extraordinary Transactions” (as such term is defined by the Companies Law and as set forth in “Item 6.C: Board Practices”) of a public company with its controlling shareholder or with another person if the controlling shareholder has a personal interest in such transaction, including certain private offering of securities in which the controlling shareholder has a personal interest, a transaction between a company and a controlling shareholder or her or his relative, directly or indirectly, including through a company controlled by her or him, relating to the receipt by the company of services from her or him, and, if such controlling shareholder or her or his relative are office holders, a transaction in connection with their Terms of Service and Employment or, if he or she is an employee of the company and not an office holder, a transaction of the company with such person in connection with his or her employment by the company, all require the approval of the audit committee, the board of directors and the shareholders. The shareholders' approval of such a transaction requires a simple majority approval and the fulfillment of one of the following conditions: (i) at least a majority of the votes cast by shareholders who have no personal interest in the transaction and who vote on the matter are voted in favor of the transaction, or (ii) the votes cast by shareholders who have no personal interest in the transaction voted against the transaction do not represent more than two percent of the voting rights in the company. In addition, any such transaction with a term that exceeds three years requires approval as described above every three years, unless (with respect only to extraordinary transactions and not to other transactions that require the special approval process) the audit committee approves that a longer term is reasonable under the circumstances. For more information concerning the roles of the audit committee in connection with related party transactions, including a recent amendment to the Companies Law, see “Item 6.C: Board Practices” under “Audit Committee.” For more information concerning the approval process and requirements in connection with the Terms of Service and Employment of controlling shareholders and their relatives see “Item 6.B: Compensation.”

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

In consideration of the performance of the management services and the Board services, we have agreed to pay to Meisaf and Kanir, in equal parts, an aggregate annual fee in the amount of $250,000, to be paid on a quarterly basis. Such annual fee was increased to $400,000 at the 2013 Shareholders Meeting. Meisaf and Kanir will also be entitled to receive reimbursement for reasonable out-of-pocket business expenses borne by them in connection with the provision of the services, as customary in the Company. In connection with the Management Services Agreement, the Board representatives of Kanir and Mr. Nehama waived any director fees and options to purchase our ordinary shares they may be entitled to as a result of their service on our Board. In addition, Mr. Fridrich, who first served as our Interim Chief Executive Officer and is now our Chief Executive Officer, serves as our Chief Executive Officer since January 2009 as part of the management services provided pursuant to the Management Services Agreement, and agreed not to receive any additional compensation or other benefits beyond the fees paid in connection with the Management Services Agreement.

The Management Services Agreement was initially in effect until the earlier of: (i) the second anniversary of the effective date of the Agreement (March 31, 2010) or (ii) the termination of service of either of the Kanir and Nechama Investments affiliates on our Board of Directors. However, our Audit Committee, Board of Directors and finally our shareholders, at the annual meetings of shareholders held on December 30, 2009 and on December 22, 2010, approved a one-year extension to the Management Services Agreement. A further three-year extension was approved by our Audit Committee, Board and our shareholders at our annual meeting of shareholders held on December 20, 2011. At our 2013 Shareholders Meeting, following the approval of our Audit Committee, Compensation Committee and Board, our shareholders approved a further extension of the term of the Management Services Agreement and the revision of its termination provision, so that it shall remain in effect until the earlier of: (i) June 17, 2016, (ii) the termination of service of either of the Kanir and Nechama Investments affiliates on our Board of Directors, or (iii) a date that is six (6) months following the delivery of a written termination notice by Meisaf and Kanir to the Company or by the Company to Meisaf and Kanir. Any revision or amendment of the Management Services Agreement, or extension of its term, will require the approvals set forth under applicable law and our Articles.

The foregoing description of the Management Agreement is only a summary and does not purport to be complete and is qualified by reference to the full text of the Management Agreement filed by us as Exhibit 4.6 and the amendment to the Management Agreement filed by us as Exhibit 4.23 under Item 19.

Agreements in connection with the Investment in Dori Energy

Summaries of the material agreements executed in connection with our investment in Dori Energy are included as Exhibits 4.15, 4.16 and 4.17 under Item 19, a summary of the Dori Addendum is included in “Item 4.B: Business Overview” and updates in connection with the Discount Agreement are included in “Item 5.B: Liquidity and Capital Resources.”

Series A Deed of Trust

For a description of our debt agreements, including the Series A Deed of Trust governing our Series A Debentures, see “Item 5.B Operating and Financial Review and Prospects – Liquidity and Capital Resources.”

The descriptions of the Series A Deed of Trust is only a summary and does not purport to be complete and is qualified by reference to the convenience translation of the Series A Deed of Trust filed by us as Exhibit 4.28 under Item 19.

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

On August 5, 2013 the Knesset passed the Law for Changes in National Priorities (Legislative Amendments for Achieving Budget Objectives in the Years 2013 and 2014), 2013, by which, inter alia, the corporate tax rate would be raised by 1.5% to a rate of 26.5% as from 2014.

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

Based on our income and/or assets, we believe that we were a PFIC from 2008 through 2012.  Since PFIC shares are subject to the PFIC rules even in future years in which we are no longer a PFIC, our ordinary shares will be PFIC shares with respect to any U.S. shareholder that held our shares in 2008 through 2012. Based on our income and assets, we do not believe that we were a PFIC for 2013. However, because the determination of whether we are, or will be, a PFIC for a taxable year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to various interpretations, there is a risk that the the Internal Revenue Service may disagree with our determinations regarding our prior or present PFIC status. In addition, depending on future events, we could become a PFIC in future years.

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

You may review a copy of our filings with the SEC, including exhibits and schedules, and obtain copies of such materials at the SEC’s public reference room at Room 1580, 100 F Street, N.E, Washington, D.C. 20549. You may call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC maintains an Internet site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that we file electronically with the SEC. These SEC filings are also available to the public from commercial document retrieval services. Our filings commencing October 2013 may also be found at the TASE's website at http://maya.tase.co.il and at the Israeli Securities Authority's website at http://www.magna.isa.gov.il.

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

We hold cash and cash equivalents, restricted cash and short-term deposits in various currencies, including US$, Euro and NIS. Our investments in the Italian and Spanish PV Plants and in Dori Energy are denominated in Euro and NIS and the financing we have obtained in connection with six of our PV Plants bears interest that is based on EURIBOR rate.

Inflation and Fluctuation of Currencies

As the functional currency of our investment in the Italian and Spanish PV Plants is EUR, in order to manage the foreign exchange risk resulting from our PV operations we executed several forward transactions, three of which were realized during 2012 - one of approximately 1 million Euro with the exchange rate of 1.332 EUR/USD, another of approximately 1.9 million Euro with the exchange rate of 1.328 EUR/USD and another of approximately 5 million Euro with the exchange rate of 1.26 EUR/USD. These forward transactions were closed as of December 31, 2012 and resulted in a gain of approximately $ 0.1 million. During August and September 2012 we executed several additional forward transactions in the aggregate of approximately 2.5 million Euro with the exchange rates ranging 1.256 – 1.289 EUR/USD.  These forward transactions expired in February 2013 and resulted in a loss of approximately $0.17 million. For more information see “Item 5.A: Impact of Inflation and Fluctuation of Currencies.”

Interest Rate

As noted under “Item 4.B: Business Overview,” we entered into the Leasing Agreements with Leasint on December 30, 2010 , the Finance Agreement with Centrobanca on February 17, 2011, the Loan Agreement with Unicredit on December 20, 2011 and the financing agreement with Israel Discount Bank Ltd on June 20, 2011. The amounts received in connection with these Agreements are based on EURIBOR rate and therefore we may be affected by adverse movements in interest rates.

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

A Euro 3.75 million interest swap transaction. The interest swap transaction is for a period of 15 years, semi-annually. Every payment date commencing on June 30, 2012, whereby we are the fixed rate payer (the fixed rate is set at 2.53%).

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

Sensitivity analysis

A change as of December 31, 2013 in the exchange rates of the following Euro against the USD, as indicated below would have increased (decreased) profit or loss and equity by the amounts shown below (after tax). This analysis is based on foreign currency exchange rate that we considered to be reasonably possible at the end of the reporting period. The analysis assumes that all other variables, in particular interest rates, remain constant.

	December 31, 2013
	Increase	Decrease
	Profit or loss	Profit or loss
	US$ thousands
Change in the exchange rate of:
5% in the Euro	(1,209)	1,209
5% in NIS	873	(873)

A change in interest rate would have increased (decreased) profit or loss by the amounts shown below:

	December 31, 2013	December 31, 2012	December 31, 2011
	Profit or loss	Profit or loss	Profit or loss
	US$ thousands	US$ thousands	US$ thousands
Increase of 1%	280	198	99
Increase of 3%	849	749	298
Decrease of 1%	(292)	(344)	(99)
Decrease of 3%	(861)	(653)	(239)

The goal of our hedging transactions as detailed above is to limit the impact of exchange rate and interest rate fluctuations on our transactions denominated in U.S. dollars, Euros or NIS. We do not hold derivative financial instruments for trading purposes. Nevertheless, under IFRS, we are required to treat our hedges as though they were speculative investments. As a result, we are required to value these hedge positions at the end of each fiscal period and record a gain or loss equal to the difference in their market value from the last balance sheet date. Accordingly, these differences could result in significant fluctuations in our reported net income. We will consider executing further hedging transactions in the future.

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

(b) Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) promulgated under the Securities Exchange Act of 1934 as a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2013. In making this assessment, our management used the criteria in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this assessment, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2013, our internal control over financial reporting is effective based on those criteria.

(c) Attestation Report of the Registered Public Accounting Firm

Not Applicable.

(d) Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2013 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16: [Reserved]

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

The Code of Ethics, in its current form, is posted on our website at the following web address: http://www.ellomay.com/files/company/code_of_conduct.pdf. We will provide a copy of the Code of Ethics to any person, without charge, upon written request addressed to our Chief Financial Officer at our office in Tel Aviv, Israel.

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

	2013	2012
	(US$ in thousands)
Audit Fees(1)	$207	$87
Audit-Related Fees(2)	$32	--
Tax Fees(3)	$23	$32
All Other Fees	-	--
Total	$239	$119
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

Controlled Company

By virtue of the 2008 Shareholders Agreement, we are a “controlled company” as defined in Section 801 of the NYSE MKT Company Guide. As a result, we are exempt from certain of the NYSE MKT corporate governance requirements, including the requirement that a majority of the board of directors be independent, the requirement applicable to the nomination process of directors and the requirements applicable to the determination or recommendation of executive compensation by a committee comprised of independent directors or by a majority of the independent directors. We follow the requirements of the Companies Law with respect to these issues, including the requirement that we appoint two external directors, all as more fully described in “Item 6.B: Compensation” and “Item 6.C: Board Practices.”

If the “controlled company” exemptions would cease to be available to us under the NYSE MKT Company Guide, we may elect to follow “home country laws” (i.e. Israeli law) instead of some or all of the applicable NYSE MKT Company Guide requirements as described above.

ITEM 16H: Mine Safety Disclosure

Not Applicable.

PART III
ITEM 17: Financial Statements

Not Applicable.

ITEM 18: Financial Statements

See Financial Statements included at the end of this report.

ITEM 19: Exhibits

Number	Description
1.1	Memorandum of Association of the Registrant (translated from Hebrew), reflecting amendments through June 9, 2011*(1)
1.2	Second Amended and Restated Articles of the Registrant, reflecting amendments through June 20, 2012(1)
2.1	Specimen Certificate for ordinary shares(2)
4.1	1998 Share Option Plan for Non-Employee Directors(1)
4.2	2000 Stock Option Plan(1)
4.3	Form of Indemnification Agreement between the Registrant and its officers and directors(1)
4.4	Form of Exemption Letter between the Registrant and its officers and directors(1)
4.5	Form of Registration Rights Agreement, dated September 12, 2005, among the Registrant, certain investors, Bank Hapoalim, Bank Leumi and Israel Discount Bank(3)
4.6	Management Services Agreement, by and among the Registrant, Kanir Joint Investments (2005) Limited Partnership and Meisaf Blue & White Holdings Ltd., effective as of March 31, 2008(4)
4.7
Engineering Procurement & Construction Contract for the Construction of a Photovoltaic System in Cingoli, between Ellomay PV One S.R.L. and Ecoware S.p.A., dated March 4, 2010 (portions translated from Italian)(5)*

4.8
Engineering Procurement & Construction Contract for the Construction of a Photovoltaic System in Senigallia, between Ellomay PV One S.R.L. and Ecoware S.p.A., dated March 4, 2010 (portions translated from Italian)(5)*

4.9	Side Agreement, between Ellomay PV One S.R.L. and Ecoware S.p.A., dated March 5, 2010(6)
4.10	Giaché Building Right Agreement (summary of Italian version)(7)*
4.11	Massaccesi Building Right Agreement (summary of Italian version)(7)*
4.12	Settlement Agreement and Release, dated July 27, 2010, between Ellomay Capital Limited and Hewlett-Packard Company(7)
4.13	Troia 8 Building Right Agreement (summary of Italian version)(7)*
4.14	Troia 9 Building Right Agreement (summary of Italian version)(7)*
4.15	Investment Agreement, among U. Dori Group Ltd., U. Dori Energy Infrastructures Ltd. and Ellomay Clean Energy Ltd. , dated November 25, 2010 (summary of Hebrew version)(7)*
4.16	Shareholders Agreement, among U. Dori Group Ltd., Ellomay Clean Energy Ltd. and U. Dori Energy Infrastructures Ltd., dated November 25, 2010 (summary of Hebrew version)(7)*
4.17	Agreement, between U. Dori Energy Infrastructures Ltd. and Israel Discount Bank Ltd., dated January 26, 2011 (summary of Hebrew version)(7)*

Number	Description
4.18
Engineering Procurement & Construction Contract for the Construction of a Photovoltaic Plant, between Urbe Techno S.r.l. and Pedale S.r.l., dated March 25, 2011 (portions translated or summarized from Italian)(includes a summary of the Building Rights Agreement)(7)*

4.19	Acquafresca Building Right Agreement (summary of Italian version)(2)*
4.20	D’Angella Building Right Agreement (summary of Italian version)(2)*
4.21	Rinconada II Building Right Agreement (summary of Spanish version)(2)*
4.22	Directors and Officers Compensation Policy, adopted June 2013(8)
4.23	Amendment No. 1 to Management Services Agreement, by and among the Registrant, Kanir Joint Investments (2005) Limited Partnership and Meisaf Blue & White Holdings Ltd., dated June 18, 2013
4.24	Veneto PV Plants Framework Acquisition Agreement, dated March 28, 2013, as amended on May 2, 2013 (summary of German version)*
4.25	Soleco Building Right Agreement (summary of Italian version)*
4.26	Tecnoenergy Building Right Agreement (summary of Italian version)*
4.27	Warrant issued to Mr. Zohar Zisapel, dated August 7, 2013
4.28	Deed of Trust between the Registrant and Hermetic Trust (1975) Ltd., dated December 30, 2013 (translation of Hebrew version)*
8	List of Subsidiaries of the Registrant
12.1	Certification of Principal Executive Officer required by Rule 13a-14(a) and Rule 15d-14(a) (Section 302 Certification)
12.2	Certification of Principal Financial Officer required by Rule 13a-14(a) and Rule 15d-14(a) (Section 302 Certification)
13	Certification of Principal Executive Officer and Principal Financial Officer required by Rule 13a-14(b) and Rule 15d-14(b) (Section 906 Certification)
15.1	Consent of Somekh Chaikin, Member Firm of KPMG International, Independent Registered Public Accounting Firm
15.2	Consent of BDO
_____________________________________

*	The original language version is on file with the Registrant and is available upon request.

(1)	Previously filed with the Registrant’s Form 20-F for the year ended December 31, 2012 and incorporated by reference herein.
(2)	Previously filed with the Registrant’s Form 20-F for the year ended December 31, 2011 and incorporated by reference herein.
(3)	Included in the Registrant’s Form 6-K dated October 14, 2005 and incorporated by reference herein.
(4)	Included in the Registrant’s Form 6-K dated December 1, 2008 and incorporated by reference herein.
(5)	Previously filed with Amendment No. 2 to the Registrant’s Form 20-F for the year ended December 31, 2009 and incorporated by reference herein.
(6)	Previously filed with the Registrant’s Form 20-F for the year ended December 31, 2009 and incorporated by reference herein.
(7)	Previously filed with the Registrant’s Form 20-F for the year ended December 31, 2010 and incorporated by reference herein.
(8)	Included in Exhibit 2 of the Registrant’s Form 6-K dated May 13, 2013 and incorporated by reference herein.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Ellomay Capital Ltd.

By:	/s/ Ran Fridrich
Ran Fridrich
Chief Executive Officer and Director

Dated: March 31, 2014

Ellomay Capital Ltd. and its Subsidiaries Consolidated Financial Statements As at December 31, 2013

Ellomay Capital Ltd. and its Subsidiaries

Consolidated Financial Statements as at December 31, 2013

Contents

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Ellomay Capital Ltd.

We have audited the accompanying consolidated statements of financial position of Ellomay Capital Ltd. and its subsidiaries (hereinafter  the "Company") as of December 31, 2013 and 2012, and the related consolidated statements of profit or loss and other comprehensive income (loss), changes in equity and cash flows for each of the years in the three-year period ended December 31, 2013. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We did not audit the financial statements of a consolidated subsidiary which statements reflect total assets constituting 10 percent and, 8 percent and total revenues constituting 5 percent and, 6 percent in 2013 and 2012, respectively, of the related consolidated totals. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for such company, is based solely on the report of the other auditors.

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

In our opinion based on our audits and the report of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2013 and 2012 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2013, in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

/s/ Somekh Chaikin

Somekh Chaikin
Certified Public Accountants (Isr.)
Member firm of KPMG International

Tel-Aviv, Israel
March 31, 2014

[BDO Auditores S.L. letterhead]

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Ellomay Capital Ltd.

We have audited the accompanying consolidated statement of financial position of Ellomay Spain, S.L. and subsidiaries as of December 31, 2013 and 2012, and the related consolidated statement of profit or loss and other comprehensive income (loss), consolidated changes in equity and consolidated cash flows for the year ended as of December 31, 2013 and for the six month period ended December 31, 2012. These consolidated financial statements are the responsibility of the Ellomay Spain, S.L. management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit.

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

In our opinion the consolidated financial statement referred to above present fairly, in all material respects, the consolidated financial position of Ellomay Spain, S.L. and subsidiaries as of December 31, 2013 and 2012 and the consolidated results of its operations and its cash flow for the year ended as of December 31, 2013 and for the six month period ended December 31, 2012, in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

/s/ BDO Auditores S.L.
BDO Auditores S.L.

Madrid, (Spain)
March 31, 2014

Ellomay Capital Ltd. and its Subsidiaries

Consolidated Statements of Financial Position as at

		December 31	December 31
		2013	2012
	Note	US$ in thousands
Assets

Current assets:

Cash and cash equivalents	3	7,238	33,292
Short-term deposits		5,153	5,290
Restricted cash	4	5,653	8,085
Trade receivables		134	95
Other receivables and prepaid expenses	5	4,357	4,436
		22,535	51,198
Non-current assets

Investment in equity accounted investee	6	24,601	19,198
Financial asset	6	389	485
Property, plant and equipment, net	7	93,671	53,860
Restricted cash and deposits	4	4,315	3,253
Other assets		1,419	746
		124,395	77,542

Total assets		146,930	128,740

Liabilities and Equity
Current liabilities
Loans and borrowings	9	19,454	7,044
Accounts payable		2,154	1,926
Accrued expenses and other payables	8	5,311	14,251
		26,919	23,221
Non-current liabilities

Finance lease obligations	10	6,814	6,898
Long-term loans	11	11,050	11,680
Other long-term liabilities	12	2,386	3,827
		20,250	22,405

Total liabilities		47,169	45,626

Equity
Share capital		26,180	26,180
Share premium		76,932	76,410
Treasury shares		(522)	(522)
Reserves		4,154	(1,884)
Accumulated deficit		(7,011)	(17,079)
Total equity attributed to shareholders of the Company		99,733	83,105
Non-Controlling Interest		28	9

Total equity		99,761	83,114

Total liabilities and equity		146,930	128,740

The accompanying notes are an integral part of the consolidated financial statements.

Ellomay Capital Ltd. and its Subsidiaries

Consolidated Statement of Profit or Loss and Other Comprehensive Income (Loss)

		For the year ended December 31
		2013	2012	2011
	Note	US$ in thousands (except per share data)
Revenues		12,982	8,890	6,114
Operating expenses	17B	(2,381)	(1,954)	(1,391)
Depreciation expenses	17B	(4,021)	(2,717)	(1,777)
Gross profit		6,580	4,219	2,946

General and administrative expenses	17C	(3,449)	(3,110)	(3,102)
Gain on bargain purchase	6	10,237	-	-
Capital loss, net		-	(394)	-
Operating Profit (Loss)		13,368	715	(156)

Financing income	17A	204	550	1,820
Financing income (expenses) in connection with derivatives, net	17A	1,501	(2,131)	(2,406)
Financing expenses	17A	(4,201)	(2,046)	(652)
Financing expenses, net		(2,496)	(3,627)	(1,238)
Company’s share of losses of investee accounted for at equity		(540)	(232)	(596)

Profit (loss) before taxes on income		10,332	(3,144)	(1,990)
Tax benefit (taxes on income)	18	(245)	1,011	1,018

Net income (loss) for the year		10,087	(2,133)	(972)

Income (Loss) attributable to:

Shareholders of the Company		10,068	(2,110)	(972)
Non-controlling interests		19	(23)	-

Net income (loss) for the year		10,087	(2,133)	(972)

Other comprehensive income (loss)
Items that are or may be reclassified to profit or loss:
Foreign currency translation adjustments		6,038	1,620	(3,698)

Total other comprehensive income (loss)		6,038	1,620	(3,698)

Total comprehensive income (loss)		16,125	(513)	(4,670)

Basic and Diluted net earnings (loss) per share	19	0.94	(0.20)	(0.09)

The accompanying notes are an integral part of the consolidated financial statements.

Ellomay Capital Ltd. and its Subsidiaries

Consolidated Statements of Changes in Equity

	Attributable to shareholders of the Company						Non- controlling interests	Total Equity
					Translation
					reserve
					from
	Share	Share	Accumulated	Treasury	Foreign
	capital	premium	deficit	shares	Operations	Total
	US$ in thousands
Balance as at
January 1, 2013	26,180	76,410	(17,079)	(522)	(1,884)	83,105	9	83,114
Profit for the year	-	-	10,068	-	-	10,068	19	10,087
Other comprehensive income	-	-	-	-	6,038	6,038	*	6,038
Total comprehensive income	-	-	10,068	-	6,038	16,106	19	16,125
Transactions with owners
of the Company, recognized
directly in equity:
Cost of share-based
payments	-	522	-	-	-	522	-	522
Balance as at
December 31, 2013	26,180	76,932	(7,011)	(522)	4,154	99,733	28	99,761

Balance as at
January 1, 2012	26,180	76,403	(14,969)	(49)	(3,504)	84,061	-	84,061
Loss for the year	-	-	(2,110)	-	-	(2,110)	(23)	(2,133)
Other comprehensive income	-	-	-	-	1,620	1,620	*	1,620
Total comprehensive income	-	-	(2,110)	-	1,620	(490)	(23)	(513)
Transactions with owners
of the Company, recognized
directly in equity:
Treasury shares	-	-	-	(473)	-	(473)	-	(473)
Cost of share-based
payments	-	7	-	-	-	7	-	7
Non-controlling interests in respect of business combination	-	-	-	-	-	-	32	32
Balance as at
December 31, 2012	26,180	76,410	(17,079)	(522)	(1,884)	83,105	9	83,114

Balance as at
January 1, 2011	26,103	76,266	(13,997)	-	194	88,566	-	88,566
Loss for the year	-	-	(972)	-	-	(972)	-	(972)
Other comprehensive loss	-	-	-	-	(3,698)	(3,698)	-	(3,698)
Total comprehensive loss	-	-	(972)	-	(3,698)	(4,670)	-	(4,670)
Transactions with owners
of the Company, recognized
directly in equity:
Treasury shares	-	-	-	(49)	-	(49)	-	(49)
Exercise of warrants	77	105	-	-	-	182	-	182
Cost of share-based
payments	-	32	-	-	-	32	-	32
Balance as at
December 31, 2011	26,180	76,403	(14,969)	(49)	(3,504)	84,061	-	84,061

*       Less than $1 thousand

The accompanying notes are an integral part of the consolidated financial statements.

Ellomay Capital Ltd. and its Subsidiaries

Consolidated Statements of Cash Flows

	For the year ended December 31
	2013	2012	2011
	US$ in thousands
Cash flows from operating activities

Net income (loss)	10,087	(2,133)	(972)

Adjustments for:

Financing expenses, net	2,496	3,627	1,238
Gain on bargain purchase	(10,237)	-	-
Capital loss	-	394	-
Depreciation	4,021	2,717	1,777
Loss from disposal of property and equipment, net of insurance income	-	338	-
Cost of share-based payment	522	7	32
Company’s share of losses of investees accounted for at equity	540	232	596
Decrease (increase) in trade receivables	218	(1)	(95)
Decrease (increase) in other receivables and prepaid expenses	1,783	4,404	(6,285)
Decrease (increase) in other assets	12	(11)	345
Increase in accrued severance pay, net	22	6	17
Increase (decrease) in accounts payable	376	(122)	(35)
Increase (decrease) in other payables and accrued expenses	(1,450)	(1,639)	1,462
Taxes on income (Tax benefit)	245	(1,011)	(1,018)
Taxes on income paid	(458)	(55)	-
Interest received	137	427	436
Interest paid	(1,925)	(1,274)	(652)
	(3,698)	8,039	(2,182)

Net cash provided by (used in) operating activities from
continuing operations	6,389	5,906	(3,154)
Net cash provided by operating activities from
discontinued operations	-	-	112

Net cash provided by (used in) operating activities	6,389	5,906	(3,042)

The accompanying notes are an integral part of the consolidated financial statements.

Ellomay Capital Ltd. and its Subsidiaries

Condensed Consolidated Interim Statements of Cash Flows (cont'd)

	For the year ended December 31
	2013	2012	2011
	US$ in thousands
Cash flows from investing activities:

Purchase of property and equipment	(9,152)	(1,212)	(24,937)
Acquisition of subsidiary, net of cash acquired (see note 6F)	(30,742)	(6,472)	-
Investment in equity accounted investees	(4,372)	(6,481)	(10,765)
Disposal of an investee accounted for at equity method	-	114	-
Proceeds from (Investment in) deposits, net	137	4,710	(10,000)
Settlement of forward contract	(169)	112	465
Deposit (proceeds) from restricted cash, net	1,519	7,379	(17,560)

Net cash used in investing activities	(42,779)	(1,850)	(62,797)

Cash flows from financing activities:

Short-term loans, net		(5,821)	12,914
Repayment of long-term loans and financial lease obligation	(7,818)	(1,286)	-
Treasury shares	-	(473)	(49)
Proceeds from financial lease obligation	-	1,086	2,166
Proceeds from long term loans	17,692	6,460	5,808
Proceeds from warrants exercised	-	-	182

Net cash provided by (used in) financing activities	9,874	(34)	21,021

Exchange differences on balances of cash and
cash equivalents	462	353	(2,848)

Increase (decrease) in cash and cash equivalents	(26,054)	4,375	(47,666)
Cash and cash equivalents at the beginning of year	33,292	28,917	76,583

Cash and cash equivalents at the end of the year	7,238	33,292	28,917

The accompanying notes are an integral part of the consolidated financial statements.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2013

Note 1 – General

A.
Ellomay Capital Ltd. (hereinafter - the "Company"), is an Israeli Company in the business of energy and infrastructure and its operations currently mainly include production of renewable and clean energy. The Company owns thirteen photovoltaic plants that are connected to their respective national grids and operating as follows: (i) twelve photovoltaic plants in Italy with an aggregate nominal capacity of approximately 22.6 MWp and (ii) 85% of one photovoltaic plant in Spain with a nominal capacity of approximately 2.3 MWp. In addition, the Company indirectly owns 7.5% of Dorad Energy Ltd. (and an option to increase its indirect holdings in Dorad under certain conditions to 9.375%).

The securities of the Company are listed on the NYSE MKT (under the symbol “ELLO”) and on the Tel Aviv Stock Exchange (under the symbol “ELOM”). The address of the Company’s registered office is 9 Rothschild Blvd., Tel Aviv, Israel.

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

Subsidiaries – Companies, including a partnership, the financial statements of which are fully consolidated, directly or indirectly, with the financial statements of the Company.

Investee companies – Subsidiaries and companies, including a partnership, the Company's investment in which is stated, directly or indirectly, on the equity basis.

Related party - Within its meaning in IAS 24 (2009), "Related Party Disclosures".

Unless otherwise noted, all references to “dollars” and “$” are to United States dollars and all references to "NIS" are to New Israeli Shekels.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2013

Note 2 – Significant Accounting Policies

A.	Basis of preparation of the financial statements

1.	The consolidated financial statements of the Company as of December 31, 2013 have been prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the IASB.

The consolidated financial statements were authorized for issue on March 31, 2014.

2.	Consistent accounting policies

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements.

3.	Measurement basis

The consolidated financial statements have been prepared on the historical cost basis, except for the following:

(i)	Investment in investee accounted for using the equity method;

(ii)	Derivative financial instruments measured at fair value through profit or loss; and

(iii)	Provision for tax uncertainties and deferred tax.

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

Notes to the Consolidated Financial Statements as at December 31, 2013

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

Classification of leases:

In order to determine whether to classify a lease as finance or operating lease, the Company evaluates whether the lease transfers substantially all the risks and benefits incidental to ownership of the leased asset. In this respect, the Company evaluates such criteria as the existence of a "bargain" purchase option, the lease term in relation to the economic life of the asset and the present value of the minimum lease payments in relation to the fair value of the asset. See Note 10.

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

Purchase price allocation:

The Company is required to allocate the purchase price of investment in an investee to the assets and liabilities of this investee, on the basis of its estimated fair value. This valuation requires management to use significant estimates and assumptions. The intangible assets that were recognized include the customer portfolio. Critical estimates that were used to value certain assets include, inter alia, the cash flows expected from the customer portfolio. Management's assessments regarding the fair value and useful life are based on assumptions management considered reasonable, but involve uncertainty, therefore actual results may be different. See Note 6A(1) and 6F.

Fair value measurement of non-trading derivatives

Within the scope of the valuation of derivatives not traded on an active market, management makes assumptions about unobserved data using valuation models. For information on a sensitivity analysis of level 3 financial instruments carried at fair value see Note 20F (5) regarding financial instruments.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2013

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

b)
Income and expenses for each period presented in the statement of profit or loss and other comprehensive income (loss) are translated at average exchange rates for the presented periods; however, if exchange rates fluctuate significantly, income and expenses are translated at the exchange rates at the date of the transactions.

c)	Share capital, capital reserves and other changes in capital are translated at the exchange rate prevailing at the date of issuance.

d)
Retained earnings are translated based on the opening balance translated at the exchange rate at that date and other relevant transactions during the period are translated as described in b) and c) above.

e)	All resulting translation differences are recognized as a separate component of other comprehensive income (loss) in equity "foreign currency translation adjustments".

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

Notes to the Consolidated Financial Statements as at December 31, 2013

Note 2 – Significant Accounting Policies (cont’d)

D.	Basis of consolidation and equity method accounting

1.         Subsidiaries

The consolidated financial statements comprise the financial statements of the Company and its subsidiaries as at December 31, 2013 and 2012. The Company holds 100% of all subsidiaries, except for Ellomay Spain which is held at 85%. See Note 6.

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

3.         Investment in associates (equity accounted investees)

Associates are those entities in which the Company has significant influence, but not control, over the financial and operating policies. In assessing significant influence, potential voting rights that are currently exercisable or convertible into shares of the investee are taken into account.

Associates are accounted for using the equity method (equity accounted investees) and are recognized initially at cost. The cost of the investment includes transaction costs. The consolidated financial statements include the Company’s share of the income and expenses in profit or loss and of other comprehensive income of equity accounted investees, after adjustments to align the accounting policies with those of the Company, from the date that significant influence commences until the date that significant influence ceases.

When the Company’s share of losses exceeds its interest in an equity accounted investee, the carrying amount of that interest, including any long-term interests that form a part thereof, is reduced to zero. When the Company’s share of long-term interests that form a part of the investment in the investee is different from its share in the investee’s equity, the Company continues to recognize its share of the investee’s losses, after the equity investment was reduced to zero, according to its economic interest in the long-term interests. The recognition of further losses is discontinued except to the extent that the Company has an obligation or has made payments on behalf of the investee.

4.         Business combinations

The Company implements the acquisition method to all business combinations. The acquisition date is the date on which the acquirer obtains control over the acquiree. Control exists when the Company is exposed, or has rights; to variable returns from its involvement with the acquiree and it has the ability to affect those returns through its power over the acquiree. Substantive rights held by the Company and others are taken into account when assessing control.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2013

Note 2 – Significant Accounting Policies (cont’d)

D.	Basis of consolidation and equity method accounting (cont’d)

The Company recognizes goodwill on acquisition according to the fair value of the consideration transferred including any amounts recognized in respect of rights that do not confer control in the acquiree as well as the fair value at the acquisition date of any pre-existing equity right of the Company in the acquiree, less the net amount of the identifiable assets acquired and the liabilities assumed.

If the Company pays a bargain price for the acquisition (including negative goodwill), it recognizes the resulting gain in profit or loss on the acquisition date. Furthermore, goodwill is not adjusted in respect of the utilization of carry-forward tax losses that existed on the date of the business combination.

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

Costs associated with the acquisitions that were incurred by the acquirer in the business combination such as: finder’s fees, advisory, legal, valuation and other professional or consulting fees are expensed in the period the services are received.

5.	Non-controlling interests

Non-controlling interests comprise the equity of a subsidiary that cannot be attributed, directly or indirectly, to the parent company.

Measurement of non-controlling interests on the date of the business combination:

Non-controlling interests that are instruments that give rise to a present ownership interest and entitle the holder to a share of net assets in the event of liquidation (for example: ordinary shares), are measured at the date of the business combination at their proportionate interest in the identifiable assets and liabilities of the acquiree, on a transaction-by-transaction basis.

Allocation of comprehensive income to the shareholders:

Profit or loss and any part of other comprehensive income are allocated to the owners of the Company and the non-controlling interests. Total comprehensive income is allocated to the owners of the Company and the non-controlling interests even if the result is a negative balance of non-controlling interests.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2013

Note 2 – Significant Accounting Policies (cont’d)

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

Project licenses are included in the cost of photovoltaic plants.

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

The estimated useful lives per annum are as follows:

	%	Mainly %

Office furniture and equipment	6-33	33
Photovoltaic plants in Spain	4	4
Photovoltaic plants in Italy	5	5
Leasehold improvements	Over the shorter of the lease period or the life of the asset	7

Depreciation methods and useful lives are reviewed at each financial year-end and adjusted if appropriate.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2013

Note 2 – Significant Accounting Policies (cont’d)

G.	Property, plant and equipment (cont’d)

The estimated useful life of the project licenses of photovoltaic plants that are carried at cost is 20 years for the Italian subsidiaries and 25 years for the Spanish subsidiary.

An item of property, plant and equipment is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in profit or loss in the year the asset is derecognized. The assets' residual values, useful lives and methods of depreciation are reviewed at each financial year-end and adjusted if appropriate.

H.	Financial instruments

Non-derivative Financial assets:

The Company's financial assets include cash and cash equivalents, short-term and long-term deposits, short-term and long-term, restricted cash, trade receivables and other receivables and prepaid expenses.

The Company initially recognizes loans and receivables and deposits on the date that they are created. Financial assets are derecognized when the contractual rights of the Company to the cash flows from the asset expire, or when the Company transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method, less any impairment losses.

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

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2013

Note 2 - Significant Accounting Policies (cont’d)

H.	Financial instruments (cont’d)

Financial liabilities:

The Company has the following financial liabilities: loans and borrowings, accounts payables, accrued expenses and other payables, finance lease obligation, long-term loans and other long-term liabilities.

All other financial liabilities are recognized initially on the trade date at which the Company becomes a party to the contractual provisions of the instrument. Financial liabilities (other than financial liabilities at fair value through profit or loss) are recognized initially at fair value minus any directly attributable transaction costs (such as loan raising costs). Subsequent to initial recognition, interest-bearing loans and borrowings are measured based on their terms at amortized cost using the effective interest method, taking into account directly attributed transaction costs. Short-term borrowings (such as other payables) are measured based on their terms, normally at face value. Financial liabilities are derecognized when the obligation of the Company, as specified in the agreement, expires or when it is discharged or cancelled.

Derivative financial instruments

The Company holds derivative financial instruments to economically hedge its interest rate risk exposures, and an option to acquire additional shares in an investee. Economic hedges:

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

Notes to the Consolidated Financial Statements as at December 31, 2013

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

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2013

Note 2 - Significant Accounting Policies (cont’d)

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

The Company has defined contribution plans pursuant to Section 14 to the Israeli Severance Pay Law, 5723-1963 (the “Severance Pay Law”) under which the Company pays fixed contributions and will have no legal or constructive obligation to pay further contributions if the fund does not hold sufficient amounts to pay all severance-related employee benefits relating to employee service in the current and prior periods. Contributions to the defined contribution plan in respect of severance or retirement pay are recognized as an expense when contributed simultaneously with receiving the employee's services and no additional provision is required in the financial statements.

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

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2013

Note 2 - Significant Accounting Policies (cont’d)

L.	Leases (cont’d)

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

N.	Income tax

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

Notes to the Consolidated Financial Statements as at December 31, 2013

Note 2 - Significant Accounting Policies (cont’d)

O.	Earnings (loss) per share

The earnings (loss) per share are computed by dividing the net income attributable to the Company's shareholders by the weighted-average number of shares outstanding during the period. Calculation of the basic earnings (loss) per share includes only shares actually outstanding during the period. Potential ordinary shares (convertible securities such as warrants and employee options) are included in calculation of the diluted earnings (loss) per share only if their impact dilutes the earnings (loss) per share in that their conversion reduces the earnings per share or increases the loss per share from continuing operations. In addition, potential ordinary shares converted during the period are included in calculation of the diluted earnings (loss) per share only up to the conversion date, and from this date forward they are included in calculation of the basic earnings (loss) per share. Earnings (loss) per share have been retroactively restated in comparative period to reflect the reverse split (see Note 15D).

P.	Financial income and expenses

Financial income includes interest income on bank deposits, an increase in the fair value of financial instruments recognized at fair value through profit or loss and exchange rate differences. Interest income is recognized as it accrues in profit or loss.

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

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2013

Note 2 - Significant Accounting Policies (cont’d)

R.	Standards issued but not yet effective:

(1).
Amendment to IAS 32 Financial Instruments: Presentation
(hereinafter – "the IAS 32 Amendment”)

The IAS 32 Amendment clarifies that an entity currently has a legally enforceable right to set-off amounts that were recognized if that right is not contingent on a future event; and it is enforceable both in the normal course of business and in the event of default, insolvency or bankruptcy of the entity and all its counterparties. The IAS 32 Amendment is applicable retrospectively for annual periods beginning on or after January 1, 2014. Early application of the IAS 32 Amendment is permitted subject to the concurrent application of the amendment to IFRS 7.

(2).
IFRS 9 (2010), Financial Instruments (hereinafter – “IFRS 9 (2010)”)

IFRS 9 (2010) is one of the stages in a comprehensive project to replace IAS 39 Financial Instruments: Recognition and Measurement ("IAS 39") and it replace the requirements included in IAS 39 regarding the classification and measurement of financial assets and financial liabilities.

In accordance with IFRS 9 (2010), there are two principal categories for measuring financial assets: amortized cost and fair value, with the basis of classification for debt instruments being the entity’s business model for managing financial assets and the contractual cash flow characteristics of the financial asset. IFRS 9 (2010) is effective for annual periods beginning on or after January 1, 2015 but may be applied earlier. The Company is examining the effects of applying IFRS 9 (2010) on the financial statements and has no plans for early application.

(3).
IFRS 9 (2013), Financial Instruments, amendments to IFRS 9 (2010), IFRS 7 and IAS 39 (hereinafter – “IFRS 9 (2013)”)

IFRS 9 (2013) amends IFRS 9 (2010), IFRS 7 and IAS 39 on general hedge accounting. Under IFRS 9 (2013), additional hedging strategies that are used for risk management will qualify for hedge accounting (such as risk components of non-financial items or groups of items that constitute net positions). IFRS 9 (2013) replaces the present 80%-125% test for determining hedge effectiveness, with the requirement that there be an economic relationship between the hedged item and the hedging instrument, with no quantitative threshold. In addition, IFRS 9 (2013) introduces new models that are alternatives to hedge accounting as regards exposures and certain contracts outside the scope of IFRS 9 (2013). IFRS 9 (2013) sets new principles for accounting for hedging instruments, for example allowing cash instruments to be hedging instruments in more cases and adding the possibility to defer or amortize the “cost of hedging” (such as the time value of purchased options). In addition, IFRS 9 (2013) provides new disclosure requirements. The mandatory effective date of IFRS 9 (2013) has not yet been determined. Early application is permitted subject to the conditions specified in IFRS 9 (2013).

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2013

Note 3 - Cash and Cash Equivalents

	December 31
	2013	2012
	US$ in thousands
Cash available for immediate withdrawal	4,909	9,386
Cash equivalents bank deposits (*)	2,329	23,906

	7,238	33,292

(*)	The annual interest rate for deposits as of December 31, 2013 is 0.42%-0.87% (0.15%-1.2% as of December 31, 2012).

Note 4 - Restricted Cash and Deposits

	December 31
	2013	2012
	US$ in thousands
Short-term restricted cash (1)	5,653	8,085

Deposits (2)	1,011	1,003
Long-term bank deposits (3)	3,304	2,250
Long-term restricted deposits	4,315	3,253

(1)	Bank deposits securing the Company's short term bank loans (see Note 9). The annual interest rate as of December 31, 2013 is 0.6%- 0.7%.
(2)	These deposits were used to secure obligations towards the land owners and to secure obligations under financial leasing agreements of two of the Company’s photovoltaic plants.
(3)	Bank deposits securing the Company's swap contracts (see Notes 10 and 11). The annual interest rate as of December 31, 2013 is 0.65% - 0.95%.

Note 5 - Other Receivables and Prepaid Expenses

	December 31
	2013	2012
	US$ in thousands
Government authorities	2,000	3,132
Income receivable	1,269	492
Interest receivable	67	8
Advance tax payment and tax provision	199	-
Prepaid expenses and other	822	804

	4,357	4,436

The Company’s exposure to credit and currency risks is disclosed in Note 20.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2013

Note 6 - Investee Companies

Equity accounted investees

A.	Information about investee companies and other investments

1.	U. Dori Energy Infrastructures Ltd. (“Dori Energy”) –

On November 25, 2010, the Company through its wholly owned subsidiary, Ellomay Clean Energy Ltd. ("Ellomay Energy") entered into an Investment Agreement (the "Dori Investment Agreement") with Dori Group Ltd. ("Dori Group"), and Dori Energy, with respect to an investment in Dori Energy. Dori Energy holds 18.75% of the share capital of Dorad Energy Ltd. ("Dorad"), which is in the final stages of the construction of an approximate 800 MWp bi-fuel operated power plant in the vicinity of Ashkelon, Israel (the "power plant"). The Dori Investment Agreement sets forth that subject to the fulfillment of certain conditions precedent, Ellomay Energy shall invest a total amount of NIS 50,000 thousand (approximately $14,000 thousand) in Dori Energy, and receive 40% of in Dori Energy's share capital (the "Dori Investment"). The conditions precedents were fulfilled on January 27, 2011 (the “Dori Closing Date”).

Concurrently with the execution of the Dori Investment Agreement, Ellomay Energy, Dori Energy and Dori Group have also entered into the Dori Shareholders Agreement ("Dori SHA") that became effective upon the consummation of the Dori Investment. The Dori SHA provides that each of Dori Group and Ellomay Energy is entitled to nominate two directors (out of a total of four directors) in Dori Energy. The Dori SHA also grants each of Dori Group and Ellomay Energy with equal rights to nominate directors in Dorad, provided that in the event Dori Energy is entitled to nominate only one director in Dorad, such director shall be nominated by Ellomay Energy for so long as Ellomay Energy holds at least 30% of Dori Energy. The Dori SHA further includes customary provisions with respect to restrictions on transfer of shares, a reciprocal right of first refusal, tag along, principles for the implementation of a BMBY separation mechanism, special majority rights, etc.

Following the consummation of the Dori Investment, the holdings of Ellomay Energy in Dori Energy were transferred to Ellomay Clean Energy Limited Partnership (“Ellomay Energy LP”), an Israeli limited partnership whose general partner is Ellomay Energy and whose sole limited partner is the Company. Ellomay Energy LP replaced Ellomay Energy with respect to the Dori Investment Agreement and the Dori SHA.

Concurrently with the consummation of the Dori Investment, Dori Energy entered into an agreement with Israel Discount Bank ("Discount Bank") pursuant to which Discount Bank extended to Dorad, as per Dori Energy's request, a NIS 120,000 thousand (approximately $ 34,570 thousand) bank guarantee that was required to allow Dori Energy to extend its pro rata share of the equity required by Dorad in connection with Dorad’s power plant project. The Company is committed to provide 40% of the funds of Dori Energy towards Discount Bank under the agreement with Discount Bank. The term of this commitment was extended twice, each time for one additional year and, in the agreement authorizing such extension, each of Ellomay Energy LP and the Dori Group undertook to Discount Bank, that in the event Dorad requires funding from Dori Energy, for the construction of Dorad’s power plant project, pursuant to the agreement between Dorad and its shareholders, each of Ellomay Energy LP and the Dori Group shall extend to Dori Energy its pro rata share of such funding. In addition, each of Ellomay Energy and Dori Group pledged their holdings in Dori Energy in favor of Discount Bank as a security for the fulfillment of Dori Energy's obligations to Discount Bank under the agreement with Discount Bank.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2013

Note 6 - Investee Companies (cont'd)

A.	Information about investee companies and other investments (cont'd)

1.	U. Dori Energy Infrastructures Ltd. (“Dori Energy”) (cont'd)–

Following the balance sheet date Dori Energy invested its remaining pro rata share of the equity required by Dorad to establish the power plant, amounting to approximately NIS 33,716 thousand (approximately $ 9,714 thousand), by way of interest bearing shareholder loans it received from the Company and the Dori Group. Upon completion of provision of Dori Energy's share in equity required by Dorad, the Discount Bank guarantee provided to secure the injection of its share of the equity to Dorad was cancelled.

The Dori Investment Agreement also grants Ellomay Energy an option to acquire additional shares of Dori Energy that, if exercised, will increase Ellomay Energy's percentage holding in Dori Energy to 49% ("first option") and, subject to the obtainment of certain regulatory approvals to 50% ("second option"). According to the original terms, the first option exercisable starting from issuance date was to expire within six months following the earliest between the commercial operations of the power plant, the operation of at least 50% of the turbines or the operation of at least 50% of the production capacity of the power plant and the second option was to commence at this date and expire within 2 years following this date.

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

During 2013, the Company extended approximately $ 4,372 thousand subordinated shareholder loans to Dori Energy, The shareholder loans are linked to the CPI and bear an annual interest rate of 3% higher than the interest Dorad is committed to pay to Dorad's financing consortium during the financial period in respect of the "senior debt" (5.5% as of December 31, 2013).

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2013

Note 6 - Investee Companies (cont'd)

A.	Information about investee companies and other investments (cont'd)

1.	U. Dori Energy Infrastructures Ltd. (“Dori Energy”) (cont'd)–

Based on the fair value of the identifiable assets and liabilities that were acquired, the Company allocated the excess cost to customer contracts in the amount of $ 5,234 thousand. The estimated useful life of the customer contracts was determined to be 23 years according to the period of economic benefits and will begin when the construction of the power plant is completed and it begins operating. As at December 31, 2013 it is estimated that operation will begin in March-April 2014. The investment in Dori Energy is accounted for under the equity method.

The option to purchase additional shares of Dori Energy is measured based on its fair value in every reported period and changes are recorded as finance income or expenses. As of December 31, 2013, the fair value of the option is approximately $ 389 thousand and it is recorded as financial asset in long-term assets. The revaluation of the option was recognized as financial income in the amount of $ 236 thousand for the year ended December 31, 2013.

In accordance with IAS 18, “Revenue Recognition”, the deferred income representing fees charged by the Company for servicing a loan are recognized as revenue as the services are provided. As mentioned above, the Company is committed to provide debt financing to Dori Energy in the event Dori Energy does not obtain outside financing. In respect to this commitment, the terms of the options were updated to reflect compensation to the Company so that the exercise price was reduced and the exercise period was extended. The calculated amount of the revaluation allocated to the compensation was recognized as deferred income in 2012. The deferred income will be recognized on a time proportion basis over the commitment period using the straight line method. As of December 31, 2013, the Company's estimation for servicing a loan to Dori Energy is upon commencing operation in Dorad Energy and completion and delivery of the power plant that is expected in April 2014. During 2013, compensation in the amount of $ 184 thousand was recognized as financial income.

2.
Alon Cellular Ltd. (“Alon Cellular”) –

In November 2010, the Company invested in an Israeli Company with respect to the launch of a virtual mobile operator (“MVNO”) in Israel by a joint SPC entity – Alon Ribua telecom Ltd. (“Alon Ribua Telecom”) that was owned by Alon Ribua Comunications Ltd. (“Alon Ribua”) and Novosti Communications Ltd. (“Novosti”). The MVNO was purported to be operated by Alon Cellular, a wholly owned subsidiary of Alon Ribua Telecom Ltd. ("Alon Telecom").  The Company held 25% of Alon Ribua Telecom's share capital through its wholly owned subsidiary. In November 2010 the Company extended NIS 38 thousand (approximately $10 thousand), and in January 2011 the Company extended an additional amount of NIS 837 thousand (approximately $ 219 thousand) to Alon Telecom as a shareholders' loan. The amounts reflect 25% of the aggregate NIS 3,500 thousand (approximately $ 916 thousand) shareholders' loan that was extended by all shareholders of Alon Ribua Telecom.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2013

Note 6 - Investee Companies (cont'd)

A.	Information about investee companies and other investments (cont'd)

2.	Alon Cellular Ltd. (“Alon Cellular”) (cont'd)–

The investment was accounted for under the equity method. The Company decided not to pursue the MVNO project, therefore, in February 2012 the Company’s wholly-owned subsidiary that invested in the MVNO project entered into an agreement with related parties Alon Ribua and Alon Ribua Telecom pursuant to which subject to certain regulatory approvals, the subsidiary sold its holdings in Alon Ribua Telecom and its rights with respect to shareholders' loans extended to Alon Ribua in consideration for an amount of $115 thousand. As a result, the Company recorded during 2012 a capital gain of approximately $160 thousand.

3.
Pumped Storage Projects (“PSP”) –

On July 17, 2013 the Company entered into a loan agreement with Erez Electricity Ltd. ("Erez Electricity") that owns, among its other holdings, 24% of the pumped storage project in the Gilboa, Israel ("PSP Gilboa") pursuant to which an amount of approximately NIS 770 thousand ($ 213 thousand) was loaned to Erez Electricity. Subsequently in November 2013 in connection with the sale of Erez Electricity's holdings in PSP to third parties, the Company and Erez Electricity reached an agreement according to which the Company is entitled to the repayment of the amount loaned including interests accrued and linkage, amounting to approximately NIS 1,000 thousand ($ 283 thousand) and maybe entitled to additional compensation in the aggregate amount of NIS 6,700 thousand ($ 1,930 thousand) which will be linked to the Israeli CPI and will be paid in 2 installments of approximately NIS 1,200 thousand ($ 346 thousand) upon financial closing of PSP Gilboa and NIS 5,500 thousand ($ 1,584 thousand) upon receipt of permanent licenses for generation of power and the approval of the technical advisor appointed by the financial institutions who have financed PSP Gilboa to the transfer from set up phase to operational phase. The two installments to be paid to the Company will be recognized in future periods if and when the Company will be entitled to them.

In January 2014 the Company entered into an agreement with Ortam Sahar Engineering Ltd. ("Ortam"), an Israeli publicly listed company, pursuant to which, subject to the fulfillment of conditions as set forth below, the Company shall acquire Ortam’s holdings (24.75%) in Agira Sheuva Electra, L.P. (the “Partnership”), an Israeli Limited Partnership that is promoting a prospective pumped-storage project in the Manara Cliff in Israel. See note 22B.

Presented hereunder are details of investments in Dori Energy

B.	Composition of the investments

	December 31
	2013	2012
	US$ in thousands	US$ in thousands
Investment in shares	12,927	12,844
Long-term loans	12,732	6,688
Deferred interest	(1,058)	(334)
	24,601	19,198
Financial asset - Options to acquire additional shares	389	485

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2013

Note 6 - Investee Companies (cont’d)

C.	Details regarding attributed surplus costs and goodwill arising from the acquisition of affiliates

	December 31
	2013	2012
	US$ in thousands	US$ in thousands

Customer contracts (*)	5,762	5,357
Deferred tax	(1,427)	(1,328)
Goodwill	288	268
Balance of attributed surplus cost	4,623	4,298

(*)
The estimated useful life of the customer contracts and related deferred tax was determined to be 23 years and will begin when the construction of the Dorad power plant is completed and it commences operations.

D.	Changes in investments

	2013	2012
Changes in equity and loans:	US$ in thousands	US$ in thousands
Balance as at January 1	19,198	12,995
Grant of long term loans	4,372	5,927
Interest on long term loans	963	334
Deferred interest	(649)	(334)
Elimination of interest on loan from related party	(315)	-
The Company’s share of losses	(540)	(232)
Foreign currency translation adjustments	1,572	508
Balance as at December 31	24,601	19,198
Changes in option to acquire additional shares:
Balance as at January 1	485	52
Foreign currency translation adjustments	140	-
Reevaluation of option to acquire additional shares	(236)	433
Balance as at December 31	389	485

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2013

Note 6 - Investee Companies (cont’d)

E.	Summary financial data for investees, not adjusted for the percentage ownership held by the Company

(a)	Summary information on financial position

								Equity
								attributable
								to the
			Non-			Non-		owners of
	Rate of	Current	current	Total	Current	current	Total	the
	ownership	Assets	assets	assets	liabilities	liabilities	liabilities	Company
	%	US$ in thousands
2013

Dori Energy	40	145	134,633	134,778	(38)	(83,795)	(83,833)	50,945

2012

Dori Energy	40	160	97,555	97,715	(32)	(45,150)	(45,182)	52,533

(b)	Summary information on operating results

	Rate of	Loss
	Ownership	for the year
	%	US$ in thousands
2013

Dori Energy	40	(2,137)

2012

Dori Energy	40	(580)

F.	Subsidiaries - Business combinations

1.
On June 26, 2013, the Company consummated the acquisition of two photovoltaic plants with fixed technology in the Veneto Region, Italy (Northern Italy), with an aggregate nominal capacity of approximately 12MWp (the "Veneto PV Plants"). The Veneto PV Plants, which constitute a business, are fully constructed and operating and were connected to the Italian national grid in August 2011 under the applicable Feed-in-Tariff (0.238 Euro/kWh). The final consideration paid for the Veneto PV Plants and the related licenses was approximately Euro 23.5 million (approximately $30.7 million). The Veneto PV Plants were purchased under insolvency proceedings.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2013

Note 6 - Investee Companies (cont’d)

F.	Subsidiaries - Business combinations (cont'd)

The results presented in the statements of comprehensive income (loss) do not include the results of the Veneto PV Plants for the entire fiscal year, as the closing date of the acquisition was in June 2013. If the acquisition had occurred on January 1, 2013, management estimates that consolidated revenue for the year ended December 31, 2013 would have been $15,689 thousand and consolidated income for the same period would have been $9,574 thousand.

The Company performed an analysis of the fair value of identifiable assets acquired and liabilities assumed by applying a discounted cash-flow method recorded gain on bargain purchase (negative goodwill) in the amount of approximately $10.2 million based upon management’s best estimate of the value as a result of such analysis. Negative goodwill represents the excess of the Company’s share in the fair value of acquired identifiable assets, liabilities and contingent liabilities over the cost of an acquisition.

Identifiable assets acquired and liabilities assumed (based on provisional amounts as described hereunder):

30/06/2013
US$ in thousands

Restricted cash	25
Property, plant and equipment	39,660
Working Capital, net (excluding cash and cash equivalents)	890
Deferred tax assets	404
Bargain Purchase gain	(10,237)

Total net identifiable assets	30,742

The aggregate cash flows derived for the Company as a result of the acquisition:

US$ in thousands
Cash and cash equivalents paid	30,778
Less - cash and cash equivalents of the subsidiary	36
30,742

Gain on Bargain Purchase (Negative Goodwill) Gain on bargain purchase (negative goodwill) was recognized as a result of the acquisition under insolvency proceedings as follows:

US$ in thousands
Consideration transferred	30,742
Less fair value of identifiable net assets, not including Cash and cash equivalents	(40,979)
Gain on bargain purchase (negative goodwill)	(10,237)

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2013

Note 6 - Investee Companies (cont’d)

F.	Subsidiaries - Business combinations (cont'd) Acquisition-related costs

During the year ended December 31, 2013 the Company incurred acquisition-related costs of approximately $500 thousand related to legal fees and due diligence costs. These costs have been included in general and administrative expenses in the statement of income.

2.
On March 12, 2012, Ellomay Spain S.L. (“Ellomay Spain”), a subsidiary in which the Company indirectly owns 85% of the outstanding shares, entered into share purchase agreements and an asset purchase agreement in connection with the acquisition of a photovoltaic plant located in Municipality of Córdoba, Andalusia, Spain with a total nominal capacity of approximately 2.3 MWp, (the “Spanish PV Plant”) and of related licenses. The remaining 15% of Ellomay Spain are held by a Spanish company engaged in providing construction, operating and maintenance services for photovoltaic plants in Europe and elsewhere, whose subsidiary has built and is currently providing operation and maintenance services for several of the Company's Italian PV Plants. On July 1, 2012 (the "closing date") all conditions precedent were fulfilled and the transaction was consummated.

The Spanish PV Plant is constructed and operational and has been connected to the Spanish national grid since July 2010. The Spanish PV Plant is entitled to receive the Spanish special economic regime for renewable energies. The consideration paid by the Company in connection with the acquisition of the Spanish PV Plant and the related licenses, including all applicable taxes and expenses, amounts to approximately $ 7,316 thousand.

In the six months ended December 31, 2012 Ellomay Spain contributed approximately $ 500 thousand and approximately $ 100 thousand (net of non-controlling interest) to the Company’s consolidated revenue and consolidated profit, respectively. If the acquisition had occurred on January 1, 2012, management estimates that consolidated revenue would have been approximately $ 9,780 thousand and net loss for the year would have been approximately $ 2,270 thousand.

The following summarizes the consideration transferred, and the recognized amounts of assets acquired and liabilities assumed at the closing date:

June 30, 2012
US$ in thousands
Property and equipment	$6,914
Working capital, net (excluding cash and cash equivalents)	(410)
Non-controlling interests	(32)

Total cash paid, net	$6,472

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2013

Note 6 - Investee Companies (cont’d)

G.	Subsidiaries – Regulatory updates

Italy

•
In addition to the FiT ("feed-in tariffs " incentives to promote the use of solar energy) payment, the Italian PV Plants are eligible to receive the price paid for the electricity generated by the plant (“ritiro dedicato”) equal to the applicable electricity market price. Until December 31, 2013 Italian PV plants with a capacity under 1 MW were eligible to receive a minimum market price guarantee, as a function of supply and demand, on an hourly basis for different zones within Italy. Resolution no. 618/2013/R/EFR dated December 19, 2013 set a replacement, starting January 1, 2014, of the minimum guaranteed prices currently foreseen under the Italian mandatory purchase regime with the zonal hourly prices set out for each specific area (so called prezzi zonali orari, i.e. the average monthly price, correspondent to each hour, as resulting from the electric market price on the area where the PV plant is located).

•
The Italian Tax Agency provided relevant clarifications as to cadastral and tax issues regarding photovoltaic plants in its Resolution n. 36/E dated December 19, 2013, which provides a 4% depreciation rate for tax purposes.

Spain

•
In July 2013, a new remunerative regime (RDL 9/2013) was announced in Spain establishing the basis of the new remuneration scheme (received in terms of feed-in tariff) applicable to renewable energies that will provide the owner a defined yield currently estimated to be calculated as 10-year government bonds plus 300 basis points.  The new regulation includes: (i) the proceeds for the sale of electricity according to market price, (ii) an "investment retribution" enough to cover the investment costs of a so-called “standard facility” – provided that such costs are not fully recoverable through the sale of energy in the market and (iii) an "operational retribution" enough to cover the difference, if any, between the operational income and costs of a standard plant that participates in the market. The definition of what constitutes a “standard facility” as well as the rest of the elements included in this new regulation and its relevant calculation formula are expected to be included in a future Spanish Royal Decree to be approved by the Spanish Government during 2014. Once the new regulation enters into full force, the amounts received in terms of feed-in tariff shall be subject to a final settlement, concerning the amount received by owners of PV plants during the transitory period since July 14, 2013 and through the adoption of the new regulation. This settlement will be conducted during the first six monthly payments after the approval of the new regulation.

As the elements and calculation formula have not yet been finalized, based on information available at the date of issuance of these Financial Statements, in accordance with the analysis performed by the Company, management has concluded that the analysis carried out do not indicate an impairment in the carrying amount of assets related to solar electricity generation activity in Spain.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2013

Note 7 - Property, Plant and Equipment

		Office
	Photovoltaic	furniture and	Leasehold
	Plants	equipment	Improvements	Total
	US$ in thousands
Cost
Balance as at January 1, 2012	50,169	115	72	50,356
Additions	536	16	-	552
PV Plant acquired in a business combination (see Note 6F)	6,914	-	-	6,914
Disposals	(828)	-	-	(828)
Effect of changes in exchange rates	1,344	-	-	1,344
Balance as at December 31, 2012	58,135	131	72	58,338

Balance as at January 1, 2013	58,135	131	72	58,338
Additions	25	13	-	38
PV Plant acquired in a business combination (see Note 6F)	39,660	-	-	39,660
Disposals	(384)	-	-	(384)
Effect of changes in exchange rates	5,037	-	-	5,037
Balance as at December 31, 2013	102,473	144	72	102,689
Depreciation
Balance as at January 1, 2012	1,659	38	21	1,718
Depreciation for the year	2,694	13	10	2,717
Disposals	(55)	-	-	(55)
Effect of changes in exchange rates	98	-	-	98
Balance as at December 31, 2012	4,396	51	31	4,478

Balance as at January 1, 2013	4,396	51	31	4,478
Depreciation for the year	4,000	11	10	4,021
Disposals	-	-	-	-
Effect of changes in exchange rates	519	-	-	519
Balance as at December 31, 2013	8,915	62	41	9,018

Carrying amounts
As at January 1, 2012	48,510	77	51	48,638
As at December 31, 2012	53,739	80	41	53,860
As at December 31, 2013	93,558	82	31	93,671

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2013

Note 7 - Property, Plant and Equipment (cont’d)

Investment in Photovoltaic Plants Since March 4, 2010, the Company has acquired thirteen photovoltaic plants located in Italy and in Spain (each, a "PV Plant" and, together, the "PV Plants").

In connection with the establishment of the Company's PV Plants, the Company recorded as of December 31, 2013, property, plant and equipment at an aggregate value of approximately $ 102,473 thousand, in accordance with actual costs incurred.

During the year ended December 31, 2013 the Company invested in PV Plants an aggregate of approximately $ 39,685 thousand. During the 2013 the Company disposed assets amounting to approximately $ 384 thousand, as a result of a reduction in the nominal capacity of the Pedale Plant due to issues that arose in connection with the Plant’s authorization process, for which the relevant contractor was liable and therefore indemnified the Company for this disposal amount. Depreciation with respect to the PV Plants in Italy is calculated using the straight-line method over 20 years starting connection to the national grid that represent the estimated useful lives of the assets. Depreciation with respect to the PV Plant in Spain is calculated using the straight-line method over 25 years starting connection to the national grid that represent the estimated useful lives of the assets. During the year ended December 31, 2013 the Company had recorded depreciation expenses with respect to its PV Plants in Italy and Spain of approximately $ 4,000 thousand.

Presented hereunder are data regarding the Company’s investments in photovoltaic plants as at December 31, 2013:

			Cost included in the
PV Plant Title	Capacity*	Connection to Grid	Book value
			US$ in thousands
“Troia 8”	995.67 kWp	January 14, 2011	4,825
“Troia 9”	995.67 kWp	January 14, 2011	4,792
“Del Bianco”	734.40 kWp	April 1, 2011	2,887
“Giaché”	730.01 kWp	April 14, 2011	3,797
“Costantini”	734.40 kWp	April 27, 2011	2,914
“Massaccesi”	749.7 kWp	April 29, 2011	3,775
“Galatina”	994.43 kWp	May 25, 2011	5,662
“Pedale	2,993 kWp	May 31, 2011	15,504
“Acquafresca”	947.6 kWp	June 2011	4,360
“D‘Angella”	930.5 kWp	June 2011	4,297
“Soleco”	5,924 kWp	August, 2011**	21,131
“Technoenergy”	5,900 kWp	August, 2011**	20,941
“Ellomay Spain - Rinconada”	2,275 kWp	June 2010 **	7,588

* As per the contracts.
** See note 6F

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2013

Note 8 - Accrued Expenses and Other Payables

	December 31
	2013	2012
	US$ in thousands
Employees and payroll accruals	68	82
Provision for Legal Claims	85	-
Accrued Interest	171	-
Government authorities	-	42
SWAP and forward related balances	472	755
Tax provision and advance tax payment	2,247	2,318
Deferred income in connection with investment in equity accounted investee (see Note 6A(1))	103	287
Payable in connection with photovoltaic plants	491	9,404
Accrued expenses	1,674	1,363

	5,311	14,251

Note 9 - Loans and borrowings

A.	Composed as follows:

		Interest	Interest
	Linkage	rate	rate	December 31	December 31
	terms	2013	2012	2013	2012
		%	%	US$ in thousands	US$ in thousands
Current maturities of long term loans (refer to Notes 10 and 11)	EURIBOR	1.6-5.15	1.6-5.15	855	1,112
Short term bank loans (1) (2)	EUROLIBOR	4.7	0.75	18,599	5,932

				19,454	7,044

(1)
During 2012 the Company received short term bank loans renewable each month in the aggregate amount of Euro 9,000 thousand and repaid Euro 4,500 thousand in December 2012. As of December 31, 2012 the outstanding loan balance was Euro 4,500 thousand ($5,932 thousand) linked to the EURO LIBOR monthly rate. During February and March 2013, the Company repaid the rest of the loan.

(2)
On June 20, 2013 the Company entered into a loan agreement (hereinafter – the “Loan Agreement”) with Discount Bank. Pursuant to the Loan Agreement the Company received an amount of Euro 13,500 thousand (approximately $17,692 thousand), for a period of 18 months, bearing an interest at the EURO LIBOR 3 month rate plus 4.5%. The Company is entitled to perform early repayments of the loan, in whole or in part, at the end of each interest period, without having to pay any fees or penalties, upon delivering the bank with a request of early repayment at least 10 business days in advance.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2013

Note 9 - Loans and borrowings (cont'd)

To secure the payments under to the Loan Agreement, the Company placed the following first ranking unlimited pledges and provided the following undertakings:

•
A fixed pledge and mortgage on the Company's holdings of Ellomay Clean Energy, Limited Partnership, the holdings of such partnership in U. Dori Energy Infrastructures Ltd. and the holdings of the Company in the general partner of said partnership, Ellomay Clean Energy Ltd as well as on the rights (including shareholders loans) of said general partner in and/or towards the partnership.

•	A fixed pledge on Ellomay Clean Energy, Limited Partnership and Ellomay Clean Energy Ltd's bank accounts.
•	A floating lien on Ellomay Clean Energy Ltd.'s rights, assets, registered and non-issued capital and goodwill.
•
A fixed pledge on Ellomay Luxembourg Holdings S.a.r.l's holdings of four of the Company's subsidiaries in Italy -Pedale S.r.l, Ellomay PV Seven (formerly, Energy Resources Galatina) S.r.l, Luma Solar S.r.l and Murgia Solar s.r.l. (together, the "Pledged entities") as well as on all the rights (including shareholders loans) of Ellomay Luxembourg Holdings S.a.r.l towards each of the Pledged Entities.

•	An undertaking by each of the Pledged entities not to dispose of their assets other than in their regular course of business
•	A guarantee by Ellomay Luxembourg Holdings S.a.r.l.
•	An undertaking by Ellomay Luxembourg Holdings. S.a.r.l not sell or dispose its holdings in the Pledged Entities, except as provided for or approved pursuant to the Loan Agreement
•	A fixed pledge on the Company's and the General Partner's Discount Bank accounts that are used solely for the purposes of this loan.
•
Undertaking by Ellomay Luxembourg Holdings. S.a.r.l, Ellomay Clean Energy Ltd and Ellomay Clean Energy, Limited Partnership not to take any financial liabilities and not to place any liens on assets, except as permitted under the Loan Agreement.

The Company repaid an amount of Euro 12,800 thousand ($ 17,634 thousand) in January 2014 and an additional amount of Euro 700 thousand is scheduled to be repaid in April 2014.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2013

Note 10 – Finance Lease Obligation

A.	Composed as follows:

	Linkage	Interest rate	December 31	December 31
	terms	2012 and 2013	2013	2012
		%	US$ in thousands	US$ in thousands
Leasing institution	EURIBOR	3.43	6,814	6,898

1.
On December 31, 2010 two wholly-owned Italian subsidiaries of the Company entered into financial leasing agreements, (the “Leasing Agreements”) in the amount of Euro 3,000 thousand each (Euro 6,000 thousand in total) for the financing of the subsidiaries, with the following terms: nominal annual interest rate of 3.43%. Monthly payments in the amount of Euro 20 thousand each, commencing 210 days after issuance, for the duration of the Leasing Agreements (17 years) which are linked to the EURIBOR monthly average Euro Interbank Offered Rate. As of December 31, 2011 the first two drawdowns under the Leasing

Agreements were received in the aggregate amount of approximately Euro 5 million (approximately $6,483 thousand) net of expenses capitalized in the amount of approximately Euro 1.142 million (approximately $1,476 thousand) comprised mainly of Cadastral tax and VAT paid in connection with the Leasing Agreements. In March 2012 the final drawdown under the Leasing Agreements was received in the amount of approximately Euro 818.5 (approximately $1,080 thousand).

2.	The Leasing Agreements include the following covenants:

a.	A declaration that the shareholders credit towards the two Italian wholly-owned subsidiaries will be subordinated to the leasing company’s credit;

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

As of December 31, 2013 financial covenants were met.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2013

Note 10 – Finance Lease Obligation (cont'd)

B.	The aggregate annual maturities are as follows:

	December 31	December 31
	2013	2012
	US$ in thousands	US$ in thousands
First year (current maturities)	396	367
Second year	411	379
Third year	424	393
Fourth year	439	406
Fifth year	455	420
Sixth year and thereafter	5,085	5,300
	7,210	7,265
Less current maturities	396	367
Long-term finance lease obligation	6,814	6,898

Note 11 - Long-term Loans

A.	Composed as follows:

		Interest
	Linkage	rate	December 31
	terms	2013	2013
		%	US$ in thousands
Bank loans	EURIBOR	1.6-5.15	9,875
Other long-term loans	EURIBOR	5.15	1,175

		Interest
	Linkage	rate	December 31
	terms	2012	2012
		%	US$ in thousands
Bank loans	EURIBOR	1.6-5.15	10,425
Other long-term loans	EURIBOR	5.15	1,255

1.
On February 17, 2011, one of the Company's Italian subsidiaries entered into a project finance facilities credit agreement (the “Finance Agreement”) with an Italian bank (Centrobanca – Banca di Credito Finanziario e Mobiliare S.p.A.). Pursuant to the Finance Agreement, two lines of credit in the aggregate amount of Euro 4.65 million were provided:

(i)
A Senior Loan, to be applied to the costs of construction of the PV Plants (up to 80% of the relevant amount), in the amount of Euro 4.1 million, accruing interest at the EURIBOR rate, increased by a margin of 200 basis points per annum, to be repaid in six-monthly installments with a maturity date of December 31, 2027.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2013

Note 11 - Long-term Loans (cont'd)

A.	Composed as follows: (cont’d)

(ii)
A VAT Line, for payment of VAT due on the costs of construction in the amount of Euro 0.55 million, accruing interest at the EURIBOR rate, increased by 160 basis points per annum. As of December 31, 2013 the entire VAT Line was repaid.

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

DSCR (Debt Rate Cover Ratio): equal or greater than 1.25:1; LLCR (Loan Life Coverage Ratio): equal or greater than 1.25:1; and
Debt/Equity: equal or less than 80:20.

On November 30, 2011 an amount of Euro 4.4 million (approximately $ 5,640 thousand) was drawn down on account of these credit lines. Related expenses capitalized to the loan comprised mainly of related notary fee and bank charges amount to approximately Euro 171 thousand (approximately $221 thousand).

As of December 31, 2013 financial covenants were met.

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

Minimum DSCR (Debt Rate Cover Ratio): equal or greater than 1.25:1;

Average DSCR (Debt Rate Cover Ratio): equal or greater than 1.3:1;

LLCR (Loan Life Coverage Ratio): equal or greater than 1.4:1; and
Debt/Equity: equal or less than 82:18.

On January 31, 2012 an amount of Euro 4.9 million (approximately $ 6,460 thousand) was drawn down on account of these credit lines. Related expenses capitalized to the loan are comprised mainly of related notary fee and bank charges and amount to approximately Euro 148 thousand (approximately $195 thousand).

As of December 31, 2013 financial parameters were met.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2013

Note 11 - Long-term Loans (cont'd)

A.	Composed as follows: (cont’d)

3.
Effective as of March 8, 2012, the Company's 85% owned Spanish subsidiary entered into a loan agreement with the owner of the remaining 15% of its outstanding shares. Pursuant to the Loan Agreement, a line of credit was set up to an amount of Euro 8 million bearing an interest at the EURIBOR 6 month rate plus a range of 5.15% per annum for a period of 5 years, and renewable for additional 5 year periods. As of December 31, 2013 the credit facility balance used amounts to approximately Euro 853 thousand (approximately $ 1,175 thousand) including accumulated interests.

B.	The aggregate annual maturities are as follows:

	December 31	December 31
	2013	2012
	US$ in thousands	US$ in thousands
First year (current maturities)	459	745
Second year	486	471
Third year	510	499
Fourth year	1,711	522
Fifth year	569	1,805
Sixth year and thereafter	7,774	8,383

	11,509	12,425
Less current maturities	459	745
Long-term loans	11,050	11,680

C.	In order to minimize the interest-rate risk resulting from liabilities to banks and financing institutions in Italy linked to the Euribor, the Company executed swap transactions. See note 20.

Note 12 - Other Long-term Liabilities

	December 31	December 31
	2013	2012
	US$ in thousands	US$ in thousands
Deferred Tax (see Note 18E)	40	384
Government authorities	248	-
Swap contracts	2,048	3,415
Liabilities for employees benefits	50	28

	2,386	3,827

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2013

Note 13 - Commitments and Contingent Liabilities

A.	Investment in photovoltaic plants

Since March 4, 2010, the Company has acquired thirteen photovoltaic plants.

Each of the PV Plants is constructed and operates on the basis of the following agreements:

-	An EPC Contract, which governs the installation, testing and commissioning of a photovoltaic plant by the respective contractor;

-
An Operation and Maintenance Agreement (an "O&M Agreement"), which governs the operation and maintenance of the photovoltaic plant by the respective contractor. Based on the range of services offered by the contractor, the annual consideration for the O&M Agreement varies from Euro 19 thousand to Euro 45 thousand per MWp (linked to the Italian inflation rate or the Spanish Consumer Price Index) for each of the PV Plants, paid in the majority of the PV Plants on a quarterly basis.;

-
When applicable, agreement between the Company's relevant subsidiary and the contractor, whereby the panels required for the construction of the photovoltaic plant will be purchased by such Italian subsidiary directly from a third party supplier of such panels, and then transferred to the contractor;

-	A number of ancillary agreements, including:

*	One or more "building rights agreements" with the land owners, which provide the terms and conditions for the lease of land on which the photovoltaic plants are constructed and operated.

              with respect to the PV Plants located in Italy –

*
Standard "incentive agreements" with Gestoredei Servizi Elettrici ("GSE"), Italy's energy regulation agency responsible, inter-alia, for incentivizing and developing renewable energy sources in Italy and purchasing energy and re-selling it on the electricity market. The incentive agreements will be entered into prior to connection of the each of the PV Plants to the Italian national grid. Under such agreement, it is anticipated that GSE will grant the applicable feed-in tariff governing the purchase of electricity.

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

Notes to the Consolidated Financial Statements as at December 31, 2013

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

*
Standard “representation agreements” with an entity that will represent the PV Principal in its dealings with the Spanish National Energy Commission, or CNE, and the bid system managed by the operator of the market, Operador del Mercado Ibérico de Energía, Polo Español, S.A., or OMEL, who are responsible for payment of the FiT. The representation agreements in connection with Rinconada II are with Nexus Energía, S.A.; and

*	a stock purchase agreement in the event the Company acquire an existing company that owns a photovoltaic plant that is under construction or is already constructed.

B.	Agreement to receive participation interest

On February 22, 2011 (the " Licenses Effective Date") the Company entered into agreements to receive participation interests in four oil and gas exploration licenses (the "Licenses") in Israel. In December 2011, the Israeli Petroleum Commissioner published its decision not to extend the terms of the Licenses and as of April 1, 2012 all four licenses have expired and the Petroleum Commissioner announced that they will not be renewed. As these transactions were not consummated, as of December 31, 2013 the Company made no expenditures in connection with these licenses.

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

The Company funded approximately $554 thousand, which only represents 10% of the total cash calls to the partners in the Yitzhak license expenses. In 2012, in light of the precarious financial situation of the major partner in the Yitzhak license, holding 70% of the license, the Company identified a required impairment of the investment in the Yitzhak License and recorded a loss of approximately $ 554 thousand.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2013

Note 13 - Commitments and Contingent Liabilities (cont’d)

C.	Operating lease commitments

The PV Plants are constructed on land leased for 20-25 years under operating lease agreements, which expire on various dates, ranging from 2031 to 2035. In respect to several of the leases the Company has the option to extend the lease for different terms, the latest of which is until 2041. The Company leases its office space under an operating lease that expires in April 2015 with an additional one year optional extension period. The following table summarizes the minimum annual rental commitments as of the periods indicated under the non-cancelable operating leases and sub-lease arrangements with initial or remaining terms of more than one year, reflecting the terms that were in effect as of December 31, 2013:

Operating
lease
US$ in thousands
Year ended December 31
2014	440
2015	440
2016	267
2017	198
2018 and thereafter	2,899

Total minimum lease payments	4,244

D.	Legal proceedings:

The following is a summary of legal proceedings filed against the Company or its subsidiaries. All amounts are converted to US Dollars at the exchange rate as of December 31, 2013.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2013

Note 13 - Commitments and Contingent Liabilities (cont’d)

D.	Legal proceedings: (cont'd)

1.
In December 2003, a customer of a subsidiary filed a lawsuit alleging that a machine purchased by it failed to perform. The customer sought reimbursement of the purchase price paid by it in the amount of approximately $ 398 thousand (as of December 31, 2013). During 2006 the Company launched a counter claim to this lawsuit for the collection of unpaid outstanding invoices which was settled between the parties in May 2010. In January 2010 the court dismissed the customer’s lawsuit and in June 2010 the customer filed an appeal. Based on management's estimation and the assessment of its legal counsel, no provision was recorded with respect to this claim.

2.
In February 2007, a claim was filed against the Company and one of its former officers by a person claiming to have been an agent of the Company in West Africa for commissions on sales of printers. The claim is for NIS 3,000 thousand ($ 864 thousand as of December 31, 2013). The Company filed a statement of defense denying all claims, both with respect to the causes of action and with respect to the factual allegations in the claim. The plaintiff's filed a motion with the Court to strike the Company’s Statement of Defense, which was rejected. The plaintiff's filed a motion to appeal to the Supreme Court. That motion was rejected in July 2010. In October 2012, the district court rendered its ruling and rejected the plaintiff’s claims in their entirety. In November 2012 an appeal was filed in the Supreme Court by the plaintiff. Written summaries were submitted by the plaintiffs and by the defendants by September 2013 and November 4, 2013, respectively. On March 5, 2014 an appeal hearing was held at the Israeli Supreme Court. In accordance with the court's recommendation, the parties agreed to end all their disputes on a settlement for the amount of $ 85 thousand in favor of the plaintiff. As of December 31, 2013, a provision was recorded with respect to the settlement amount.

3.
In September 2010 a claim was filed with the Court of Brescia, Italy against the Company and against HP and several of its subsidiaries by a former customer asking the declaration of invalidity or voidness or termination of the supply of agreements in connection with  five printers it purchased between  2004 - 2006 alleging the defectiveness of the printers (in particular, the lack of the essential safety qualifications and relevant certifications) and requesting damages in the aggregate amount of Euro 2,500 thousand plus VAT (approximately $ 3,295 thousand plus VAT, as of December 31, 2012). The Company was sued based on its past ownership of the seller of the printers, NUR Europe (which was sold to HP in connection with the HP Transaction). The Company has required that HP pay its legal fees in connection with this claim based on the settlement agreement executed with HP in July 2010. The parties reached a settlement in November 2012 and the case was dismissed. In addition, the Company reached a settlement with HP concerning the payment of legal fees.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2013

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

This annual amount was increased to $400,000 in June 2013 following approval by the Audit Committee, Compensation Committee, Board of Directors and by the Company's shareholders at the shareholders' meeting held in June 2013.  In addition, in June 2013 the term of the Management Agreement was extended until June 17, 2016 subject to certain rights of early termination.

The Company sub-leases a small part of its office space to a company controlled by Mr. Shlomo Nehama, the Company's chairman of the Board and a controlling shareholder, at a price per square meter based on the price that it pays under its lease agreements. This sub-lease agreement was approved by the Company's Board of Directors.

B.	Compensation to key management personnel and interested parties (including directors)

Executive officers and directors participate in the Company’s share option programs. For further information see Note 16 regarding share-based payments.

Compensation to key management personnel and interested parties that are employed by the Company:

	Year ended December 31
	2013		2012		2011
	Number of		Number of		Number of
	people	Amount	people	Amount	people	Amount
		US$ thousands		US$ thousands		US$ thousands
Short-term employee
Benefits	2	461	2	443	2	565
Post-employment
Benefits	2	29	2	27	2	29
Share-based payments	1	*	1	*	1	20

* Less than $1 thousand

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2013

Note 14 - Transactions and Balances with Related Parties (cont’d)

Compensation to key management personnel (including directors) that are not employed by the Company:

	Year ended December 31
	2013		2012		2011
	Number of		Number of		Number of
	people	Amount	people	Amount	people	Amount
		US$ thousands		US$ thousands		US$ thousands

Total compensation to
directors not employed
by the Company	4	90	4	79	4	73
share-based payments	4	9	4	7	4	12

C.	Debts and loans to related and interested parties

	The terms of the loan			Balance as at December 31		Financing income recognized in statement of income for the year ended December 31
	Interest		Linkage
	rate		base	2013	2012	2013	2012	2011
				US$ thousands
Dori Energy	8.5	(*)	NIS+CPI	12,732	6,688	314	-	-

(*)  See note 6A

Note 15 - Equity

A.	Composition of share capital

	December 31, 2013		December 31, 2012		December 31, 2011
		Issued and		Issued and		Issued and
	Authorized	Outstanding(1)	Authorized	outstanding(1)	Authorized	Outstanding
Number of shares
Ordinary shares
of NIS 10.00 par
value each	17,000,000	(1)10,692,371	17,000,000	(1)10,692,371	17,000,000	(2)10,769,326

(1)	Net of treasury shares. 85,655 Ordinary shares as of December 31, 2013 and 2012, have been purchased according to a sharebuyback program that was authorized the Company's Board of Directors.

(2)	Net of treasury shares. 8,700 Ordinary shares as of December 31, 2011, have been purchased according to a share buyback program that was authorized by the Company's Board of Directors.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2013

Note 15 - Equity (cont'd)

B.	Rights attached to shares:

1.	Voting rights at the general meeting, right to dividend and rights upon liquidation of the Company.

2.
The Ordinary shares of the Company were traded until May 2005 on the NASDAQ Capital Market. From May 19, 2005, the Company's Ordinary shares have been quoted over-the-counter in the "pink sheets" and, commencing August 22, 2011, have been listed on the NYSE MKT (formerly the NYSE Amex). On October 27, 2013, the Company's ordinary shares were also listed for trading on the Tel Aviv Stock Exchange in Israel.

D.	Reverse share split

On June 9, 2011, the Company effected a 1-for-10 reverse share split (“the reverse split”). As a result of the reverse split, every 10 shares of the Company were combined into one share, all fractional shares which were one-half or more were increased to the next higher whole number of shares and all fractional shares which were less than one-half share were decreased to the next lower whole number of shares. The par value of the Company’s shares increased from NIS 1.00 to NIS 10.00. The reverse split affected all of the Company's ordinary shares, including ordinary shares reserved for issuance under stock options and warrants outstanding immediately prior to the effective date of the reverse split. The reverse split reduced the number of shares outstanding at June 9, 2011 from 107,778,493 shares to 10,777,917 shares. All references to share and per share amounts for all periods presented have been retroactively restated to reflect this reverse split.

E.	Buyback plan

On September 25, 2011, the Company's Board of Directors approved the repurchase of up to $3 million of the Company's ordinary shares to be made from time to time.  The timing, volume and nature of share repurchases are at the sole discretion of the Company's management, subject to the funds available for share repurchase under the Companies Law, and are dependent on market conditions, the price and availability of the Company's ordinary shares, applicable securities laws, restrictions under the Israeli Companies Law and other factors.

The buyback program did not obligate the Company to acquire a specific number of shares in any period, and could be modified, suspended, extended or discontinued at any time, without prior notice. Due to Israeli regulatory considerations with respect to the funds available for share repurchases, the Company ceased repurchasing ordinary shares commencing July 1, 2012 and until the expiration date of the buyback program. As of December 31, 2013 the Company purchased 85,655 ordinary shares for a total consideration of $522 thousand.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2013

Note 15 - Equity (cont’d)

F.	Warrants

During 2011, warrants to purchase 27,887 ordinary shares at an exercise price of $ 6.5 per share were exercised.

As of December 31, 2011, the Company had 324,164 warrants outstanding that were exercisable into 324,164 ordinary shares of NIS 10.00 par value each for an exercise price of $ 6.5 per ordinary share. These warrants were classified in equity. During January and February 2012 these warrants expired.

In August 2013, the Company issued a warrant to purchase 308,427 ordinary shares at an exercise price of $7.97 per share to Mr. Zohar Zisapel that includes a contractual provision that prohibits Mr. Zisapel from exercising such warrant during a 12 month period following the effective date of such warrant if such exercise would result in the Mr. Zisapel beneficially owning more than 4.99% of the Company's ordinary shares. The warrant further provides that it may only be exercised via cashless exercise methods described in the Warrant.

The grant date fair value of the fully vested warrant was recorded as an expense in profit or loss. The fair value of the warrant was estimated using a Black-Scholes pricing model with the following  assumptions: dividend yield – 0%, expected volatility – 0.37, risk-free interest – 0.32%, contractual life – 2 years.

G.	Translation reserve from foreign operation

The translation reserve comprises all foreign currency differences arising from the translation of the financial statements of foreign operations.

H.	Capital management in the Company

The Company's capital management objectives are:

1.	To preserve the Company's ability to ensure business continuity thereby creating a return for the shareholders, investors and other interested parties.

2.	To ensure adequate return for the shareholders by making reasonable investment decisions based on the level of internal rate of return that is in line with the Company's business activity.

3.	To maintain healthy capital ratios in order to support business activity and maximize shareholders value.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2013

Note 16 - Share-Based Payment

A.	Expenses recognized in the financial statements

The expense recognized in the financial statements for services received from employees is shown in the following table:

	Year ended December 31
	2013	2012	2011
	US$ thousand
Expenses arising from share-based payment
transactions	9	7	32

The share-based payments that the Company granted to its employees are described below. Other than the revision to the 1998 Plan (as hereinafter defined) during 2013, there have been no modifications or cancellations to any of the employee stock options plans during 2013, 2012 or 2011, except for the reverse split as described in Note 15D. The amount recognized as an expense is adjusted to reflect the actual number of share options that are expected to vest.

The fair value of the options is estimated using a Black-Scholes options pricing model with the following weighted average assumptions:

	Year ended December 31
	2013	2012
Dividend yield	0%	0%
Expected volatility	0.374	0.552
Risk-free interest	0. 35%	0. 24%
Expected life (in years)	2-3	2-3

All options granted during 2013 and 2012 were granted with exercise price equal or higher than the market price on the date of grant. Weighted average fair values and exercise price of options on dates of grant are as follows:

	Equal market price
	2013	2012
	US$
Weighted average exercise prices	8.48	5.24

Weighted average fair value on grant date	1.8	1.6

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2013

Note 16 - Share-Based Payment (cont'd)

B.	Stock Option Plans

In December 1998, the Company's shareholders approved the non-employee director stock option plan (the "1998 Plan"). Each option granted under the 1998 Plan is vested immediately and expires after 10 years. Generally, the Company grants options under the plan with an exercise price equal to the market price of the underlying shares on the date of grant. Following the reverse share split an aggregate amount of not more than 75,000 ordinary shares is reserved for grants under the 1998 Plan.  The original expiration date of the 1998 Plan pursuant to its terms was December 8, 2008 (10 years after its adoption).  At the General Meeting of the Company's shareholders, held on January 31, 2008, the term of the 1998 Plan was extended and as a result it will expire on December 8, 2018, unless earlier terminated by the Board. In connection with the adoption of the Company's compensation policy in 2013, the 1998 Plan was amended to provide that options granted under the 1998 Plan will become exercisable based on the vesting schedule determined in the approvals of the option grant.

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

As of December 31, 2013, 23,502 options are outstanding and 43,081 ordinary shares are available for future grants under the 1998 Plan and 132,285 options are outstanding and 594,919 Ordinary shares are available for future grants under the 2000 Plan. Options that are cancelled or forfeited become available for future grant.

During 2013, 2012 and 2011, the Company granted to directors 4,000, 4,000 and 4,583 options, respectively.

During 2013, 2012 and 2011 the Company granted to one of its senior employee 45, 45 and 45 options, respectively. There were no other option grants during 2013, 2012 and 2011.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2013

Note 16 - Share-Based Payment (cont'd)

C.	Changes during the year:

The following table lists the number of share options, the weighted average exercise prices of share options during the current year:

	2013		2012		2011
		Weighted		Weighted		Weighted
		average		average		average
	Number of	exercise	Number of	exercise	Number of	exercise
	options	price	options	price	options	price
		US$		US$		US$
Outstanding at
beginning of year	151,742	8.24	153,364	8.2	148,736	8.3
Granted during
the year	4,045	8.48	4,045	5.24	4,628	6.82
Exercised during
the year	-	-	(5,667)	5.72	-	-
Expired during
the year	-	-	-	-	-	-

Outstanding at
end of year	155,787	8.24	151,742	8.24	153,364	8.2

Exercisable at
end of year	153,708	8.24	151,663	8.24	153,282	7.04

D.
The weighted average remaining contractual life for the share options outstanding as of December 31, 2013 was 4.76- 6.89 years (as of December 31, 2011: 6.48-8 years and as of December 31, 2012: 5.76-7.89 years).

E.	The range of exercise prices for share options outstanding as of December 31, 2013 was $3.1- $9.2 (as of December 31, 2011: $ 3.1- $ 9.2 and as of December 31, 2012: $ 3.1- $ 9.2).

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2013

Note 17 - Details to the Statements of Comprehensive Income (Loss)

A.	Financing income and expenses:

1.	Financing income

	For the year ended December 31
	2013	2012	2011
	US$ in thousands
Interest income	204	438	436
Change in fair value of derivatives	1,501	-	-
Forward gain	-	112	-
Gain from exchange rate differences, net	-	-	1,384
Total financing income	1,705	550	1,820

2.	Financing expenses

	For the year ended December 31
	2013	2012	2011
	US$ in thousands
Change in fair value of derivatives	-	2,131	2,406
Swap interest	768	511	148
Share-based payment	513	-	-
Interest on loans	1,258	1,028	464
Loss from exchange rate differences, net	1,434	485	-
Bank charges and other commissions	228	22	40
Total financing expenses	4,201	4,177	3,058

B.	Operating Costs and Depreciation

	For the year ended December 31
	2013	2012	2011
	US$ in thousands
Depreciation	4,021	2,717	1,777
Professional services	165	268	822
Annual rent	215	205	190
Operating and maintenance services	1,251	922	164
Insurance	250	153	62
Other	500	406	153
Total operating costs	6,402	4,671	3,168

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2013

Note 17 - Details to the Statements of Comprehensive Income (Loss) (Cont'd)

C.	General and administrative expenses

	For the year ended December 31
	2013	2012	2011
	US$ in thousands
Salaries and related compensation	1,100	963	1,148
Professional services	2,608	1,547	1,614
Loss from disposal of fixed assets, net of insurance income	-	338	-
Income from Bond enforcement (*)	(596)	-	-
Other	337	262	340
Total general and administrative expenses	3,449	3,110	3,102

(*) The contractor of four of the Company's photovoltaic plants (Del Bianco, Giache, Constantini and Massaccesi) has entered into insolvency proceedings during 2012 that are subject to an arrangement with its creditors.  In connection with such insolvency proceedings, the Company enforced the bonds received from the contractor as part of its obligations under the EPC agreements and received an amount of approximately $ 596 thousand.

Note 18 - Taxes on Income

A.	Israeli taxation

Corporate tax structure:

On July 14, 2009, the Knesset passed the Economic Efficiency Law (Legislation Amendments for Implementation of the 2009 and 2010 Economic Plan), 2009 (the "Economic Efficiency Law"), which provided, inter alia, a gradual reduction in the corporate tax rate to 18% as from the 2016 tax year. In accordance with the aforementioned amendments, the corporate tax rate in 2010 and 2011 was 25% and 24%, respectively.

On December 5, 2011, the Knesset approved the Law to Change the Tax Burden (Legislative Amendments), 2011. According to this law, the tax reduction that was provided in the Economic Efficiency Law, as aforementioned, was cancelled and the corporate tax rate will be 25% as from 2012.

On August 5, 2013, the Knesset passed the Law for Changes in National Priorities (Legislative Amendments for Achieving Budget Objectives in the Years 2013 and 2014), 2013, by which, inter alia, the corporate tax rate would be raised by 1.5% to a rate of 26.5% as from 2014.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2013

Note 18 - Taxes on Income (cont’d)

Italian taxation

Corporate tax structure:

As a rule, corporate income tax (named IRES from 2004) is payable by all resident companies on income from any source, whether earned in Italy or abroad at the rate of 27.5%. Both resident and non-resident companies are subject to regional income tax (IRAP), but only on income arising in Italy at the rate from 3.90% to 4.82%, depend by the Region.

Spanish taxation

As a rule, corporate income tax is payable by all resident companies on income from any source, whether earned in Spain or abroad at the rate of 30%.

New taxation of the feed in tariff-

The Spanish Parliament has enacted the Spanish Law No. 15/2012, dated December 27, 2012, or Law No. 15/2012, on fiscal measures for the sustainability of the energy sector, which entered into force on January 1, 2013.

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

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2013

Note 18 - Taxes on Income (cont’d)

B.	Composition of income tax benefit (taxes on income):

	For the year ended December 31
	2013	2012	2011
	US$ in thousands	US$ in thousands	US$ in thousands
Current tax income (expense)
Current year	(1,045)	(526)	(432)
Previous years	71	24	-
Reverse of uncertain tax positions	209	1,316	1,352
	(765)	814	920
Deferred tax income
Creation and reversal of temporary differences	520	197	98

Tax benefit (taxes on income)	(245)	1,011	1,018

C.	Theoretical tax:

Statutory rate applied to corporations in Israel and the actual tax expense, is as follows:

	2013	2012	2011
	US$ in thousands

Profit (loss) before taxes on income	10,332	(3,144)	(1,990)
Primary tax rate of the Company	25%	25%	24%
Theoretical tax benefit (tax on income)	(2,583)	786	478

profit (loss) subject to different tax rate	117	70	49
Foreign exchange differences	(82)	92	(685)
Permanent differences including gain on bargain purchases	(2,267)	190	285
Unrecognized tax profit (losses) and reserve of uncertain tax position	(106)	(577)	(189)

Actual tax benefit (tax on income)	(245)	1,011	1,018

D.	Carry forward tax losses:

As of December 31, 2013, Ellomay Capital Ltd. had available carry forward tax losses, carry forward capital tax losses and deductions aggregating to approximately $ 35,172 thousand, which have no expiration date.

Deferred taxes have not been recognized of the Company's and its non-operating subsidiaries' carry forward tax losses.

The Company's management currently believes that as Ellomay Capital Ltd. has a history of losses it is more likely than not that the deferred tax regarding all losses carry forward will not be utilized in the foreseeable future. Therefore, deferred tax assets were not recorded in the years 2013 and 2012.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2013

Note 18 - Taxes on Income (cont’d)

E	Deferred taxes:

		Finance lease
	Property and	obligations and	Swap	Losses
	equipment	Long term loans	contract	on income	Total
	US$ in thousands
Balance of deferred tax asset
(liability) as at January 1, 2013	(3,028)	2,994	321	-	287

Changes recognized in profit or loss	290	(90)	(151)	471	520
Changes recognized due to business combination	-	404	-	-	404
Changes recognized in in other comprehensive income	15	86	8	(7)	102
Balance of deferred tax asset
(liability) as at December 31, 2013	(2,723)	3,394	178	464	1,313

		Finance lease
	Property and	obligations and
	Equipment	Long term loans	Swap contract	Total
	US$ in thousands
Balance of deferred tax asset
(liability) as at January 1, 2012	(2,875)	2,952	21	98

Changes recognized in profit or loss	65	(153)	285	197
Changes recognized in in other comprehensive income	(218)	195	15	(8)
Balance of deferred tax asset
(liability) as at December 31, 2012	(3,028)	2,994	321	287

F. Provision for tax uncertainties:

As of December 31, 2013, the total amount of unrecognized tax benefits was $ 1,724 thousand which, if recognized, would affect the effective tax rates in future periods. Management performs a comprehensive review of its global tax positions on an annual basis and accrues amounts for contingent tax liabilities. Based on these reviews, the result of discussions and resolutions of matters with certain tax authorities and the closure of tax years subject to tax audit, reserves are adjusted as necessary. However, future results may include favorable or unfavorable adjustments to estimated tax liabilities in the period the assessments are determined or resolved.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2013

Note 19 - Earnings Per Share

The following table sets forth the computation of basic and diluted earnings per share:

	For the year ended December 31
	2013	2012	2011
	US$ in thousands	US$ in thousands	US$ in thousands
Net income (loss) attributed to owners of the Company	10,068	(2,110)	(972)

Weighted average ordinary shares outstanding (1)	10,692,371	10,709,294	10,775,458

Dilutive effect:
Stock options and warrants	60,437	-	-

Diluted weighted average ordinary shares
Outstanding	10,752,808	10,709,294	10,775,458

Basic profit (loss) per share from continuing operations	0.94	(0.20)	(0. 09)

Diluted profit (loss) per share from continuing operations	0.94	(0.20)	(0. 09)

 (1)      Net of treasury shares.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2013

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

In order to manage these risks and as described hereunder, the Company executes transactions in derivative financial instruments. Presented hereunder is the composition of the derivatives:

	For the year ended December
	2013	2012
Derivatives presented under current liabilities	US$ in thousands
Forward contracts	-	(120)
SWAP contracts	(472)	(591)

Total	(472)	(711)

Derivatives presented under non-current liabilities
SWAP contracts	(2,048)	(3,415)

Total	(2,048)	(3,415)

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2013

Note 20 - Financial Instruments (cont’d)

B.	Risk management framework

The Company's management has overall responsibility for the establishment and oversight of the Company’s risk management framework.

C.	Credit Risk

As at December 31, 2013, the Company does not have any significant concentration of credit risk.

Cash and short-term deposits

As at December 31, 2013 and 2012, the Company had cash and cash equivalents in the amount of $7,238 thousand and $33,292 thousand, respectively and short-term deposits in the amount of $5,153 thousand and $5,290 thousand, respectively. The Company’s cash and cash equivalents and short-term deposits are deposited with financial institutions that received a credit rating (international rating scale) also Note 3.

Restricted cash

As at December 31, 2013 and 2012, the Company had a balance of current restricted cash of $5,653 thousand and $8,085 thousand, respectively, and a balance of non-current restricted cash of $4,315 thousand and $3,253 thousand, respectively. See also Note 4.

Trade and other receivables

As at December 31, 2013 and 2012, the Company had a balance of trade receivables of $134 thousand and $95 thousand, respectively. This balance refers to invoices issued and unbilled to ENEL, the Italian national electricity grid operator and to NEXUS that represents the PV Plant located in Spain in its dealings with the Spanish National Energy Commission, and is due within 60 days from issuance.

As at December 31, 2013 and 2012, the Company had a balance of revenue receivables of $1,269 thousand and $492 thousand, respectively. This balance refers to amounts to be paid from GSE, Italy's energy regulation agency responsible, inter-alia, for incentivizing energy manufacturers, and is due within 90 days from the end of the month.

As at December 31, 2013 and 2012, the Company had a balance of government authorities' receivables of $2,000 thousand and $3,132 thousand, respectively. This balance refers to vat and withholding tax receivables in Italy and Spain.

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

Notes to the Consolidated Financial Statements as at December 31, 2013

Note 20 - Financial Instruments (cont’d)

D.	Liquidity risk (cont’d)

The following are the contractual maturities of financial liabilities at undiscounted amounts and based on the future rates forecasted at the reporting date, including estimated interest payments. This disclosure excludes the impact of netting agreements:

	December 31, 2013
	Carrying	Contractual	Less than			More than
	amount	cash flows	1 year	1-2 years	2-5 years	5 years
	US$ in thousands
Non-derivative financial liabilities

Long term loans, including current maturities	11,509	16,633	977	981	4,398	10,277

Finance lease obligation including current maturities	7,210	8,953	351	666	1,998	5,938

Loans and borrowings	18,599	18,836	18,836	-	-	-

Trade payables and other accounts payable	4,490	4,490	4,490	-	-	-

	41,808	48,912	24,654	1,647	6,396	16,215
Derivative finance liabilities

Swap contracts	2,520	2,520	472	720	579	749

	2,520	2,520	472	720	579	749

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2013

Note 20 - Financial Instruments (cont’d)

D.	Liquidity risk (cont’d)

	December 31, 2012
	Carrying	Contractual	Less than			More than
	amount	cash flows	1 year	1-2 years	2-5 years	5 years
	US$ in thousands
Non-derivative financial liabilities

Long term loans, including current maturities	12,425	18,311	1,341	1,039	4,454	11,477

Finance lease obligation including current maturities	7,265	9,441	621	620	1,857	6,343

Loans and borrowings	5,932	5,980	5,980	-	-	-

Trade payables and other accounts payable	12,737	12,737	12,737	-	-	-

	38,359	46,469	20,679	1,659	6,311	17,820
Derivative finance liabilities

Forward contracts	120	120	120	-	-	-
Swap contracts	4,006	4,006	591	531	1,272	1,612

	4,126	4,126	711	531	1,272	1,612

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2013

Note 20 - Financial Instruments (cont’d)

E.	Market risk

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

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2013

Note 20 - Financial Instruments (cont’d)

E.	Market risk (cont’d)

(1)	Linkage and foreign currency risks (cont’d)

(a)	The exposure to linkage and foreign currency risk

The Company's exposure to linkage and foreign currency risk except in respect of derivatives (see hereunder) was as follow:

	December 31, 2013
	Non-monetary	NIS	Unlinked	EURO	Total
	US$ in thousands

Current assets:
Cash and cash equivalents	-	1,497	224	5,517	7,238
ST deposits	-	-	5,153	-	5,153
ST restricted cash	-	3,805	-	1,848	5,653
Trade receivables	-	-	-	134	134
Other accounts receivables	871	30	67	3,389	4,357
Non-current assets:
Investments in equity
accounted investees	24,601	-	-	-	24,601
Financial asset	389	-	-	-	389
Property, plant and
equipment, net	93,671	-	-	-	93,671
LT restricted cash	-	-	3,304	1,011	4,315
Other assets	1,419	-	-	-	1,419
Current liabilities:
Loans and borrowings	-	-	-	(19,454)	(19,454)
Accounts payable	-	(108)	(20)	(2,026)	(2,154)
Accrued expenses and
other payables	(2,299)	(195)	(1,217)	(1,600)	(5,311)
Non-current liabilities:
Finance lease obligations	-	-	-	(6,814)	(6,814)
Long-term loans	-	-	-	(11,050)	(11,050)
Other long-term liabilities	(90)	-	-	(2,296)	(2,386)
Total exposure in statement
of financial position in
respect of financial assets
and financial liabilities	118,562	5,029	7,511	(31,341)	99,761

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2013

Note 20 - Financial Instruments (cont’d)

E.	Market risk (cont’d)

(1)	Linkage and foreign currency risks (cont’d)

(a)	The exposure to linkage and foreign currency risk (cont’d)

	December 31, 2012
	Non-monetary	NIS	Unlinked	EURO	Total
	US$ in thousands

Current assets:
Cash and cash equivalents	-	84	26,605	6,603	33,292
ST deposits	-	-	5,290	-	5,290
ST restricted cash	-	-	6,408	1,677	8,085
Trade receivables	-	-	-	95	95
Other accounts receivables	348	30	8	4,050	4,436
Non-current assets:
Investments in equity
accounted investees	19,198	-	-	-	19,198
Financial asset	485	-	-	-	485
Property, plant and
equipment, net	53,860	-	-	-	53,860
LT restricted cash	-	-	2,600	653	3,253
Other assets	746	-	-	-	746
Current liabilities:
Loans and borrowings	-	-	-	(7,044)	(7,044)
Accounts payable	-	(11)	(2)	(1,913)	(1,926)
Accrued expenses and
other payables	(2,931)	(99)	(1,020)	(10,201)	(14,251)
Non-current liabilities:
Finance lease obligations	-	-	-	(6,898)	(6,898)
Long-term loans	-	-	-	(11,680)	(11,680)
Other long-term liabilities	(412)	-	-	(3,415)	(3,827)
Total exposure in statement
of financial position in
respect of financial assets
and financial liabilities	71,294	4	39,889	(28,073)	83,114

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2013

Note 20 - Financial Instruments (cont’d)

E.	Market risk (cont’d)

(1)	Linkage and foreign currency risks (cont’d)

(a)	The exposure to linkage and foreign currency risk (cont’d)

Information regarding significant exchange rates:

	For the year ended December 31
	2013		2012
	Rate of		Rate of
	change		change
	%	USD	%	USD
1 Euro	4.6	1.378	2	1.318
1 NIS	7.5	0.288	2.3	0.268

(b)	Sensitivity analysis

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

	December 31, 2013
	Increase	Decrease
	Profit or loss	Profit or loss
	US$ thousands
Change in the exchange rate of:
5% in the Euro	(1,209)	1,209
5% in NIS	873	(873)

	December 31, 2012
	Increase	Decrease
	Profit or loss	Profit or loss
	US$ thousands
Change in the exchange rate of:
5% in the Euro	(295)	295
5% in NIS	27	(27)

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2013

Note 20 - Financial Instruments (cont’d)

E.	Market risk (cont’d)

Interest rate risk

The Company is exposed to changes in fair value, as a result of changes in interest rate in connection with its loans and borrowings. The debt instruments of the Company bear variable interest rate.

Sensitivity analysis

A change in interest rate would have increased (decreased) profit or loss by the amounts shown below:

	December 31,
	2013	2012
	Profit or loss	Profit or loss
	US$ in thousands	US$ in thousands
Increase of 1%	280	198
Increase of 3%	849	749
Decrease of 1%	(292)	(344)
Decrease of 3%	(861)	(653)

F.	Fair value

(1)	Fair values versus carrying amounts

The carrying amounts of certain financial assets and liabilities, including cash and cash equivalents, other accounts receivables, pledged deposits, financial derivatives credit from banks and trade payables and other accounts payables are the same or proximate to their fair value.

The fair values of the other financial liabilities, together with the carrying amounts shown in the statement of financial position, are as follows:

	December 31, 2013
		Fair value
	Carrying amount	Level 1	Level 2	Level 3	Valuation techniques for determining fair value	Inputs used to determine fair value
	US$ in thousands
Non-current liabilities:
Loans from banks and others (including current maturities)	30,108	-	29,992	-	Future cash flows by the market interest rate on the date of measurement.	Discount rate of Euribor+ 5-6%
Finance lease obligations (including current maturities)	7,210	-	5,925	-	Future cash flows by the market interest rate on the date of measurement.	Discount rate of Euribor+ 5-6%
	37,318	-	35,917	-

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2013

Note 20 - Financial Instruments (cont’d)

F.	Fair value

(2)	Interest rates used for determining fair value

The interest rates used to discount estimated cash flows, when applicable, are based on the government yield curve at the reporting date plus an adequate credit spread, and were as follows:

December 31
	2013	2012
	%	%
Non-current liabilities:
Loans from banks	Euribor+ 5-6%	Euribor+ 1.9-5.6%
Finance lease obligations	Euribor+ 5-6%	Euribor+ 1.9-5.6%

(3)	Fair value hierarchy

The financial instruments presented at fair value are grouped into classes with similar characteristics using the following fair value hierarchy which is determined based on the source of input used in measuring fair value:

Level 1	-	Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2	-	Inputs other than quoted prices included within Level 1 that are observable either directly or indirectly.

Level 3	-	Inputs that are not based on observable market data (valuation techniques which use inputs that are not based on observable market data).

	December 31, 2013
	Level 1	Level 2	Level 3	Total
	US$ in thousands
Option to acquire additional
shares in investee	-	-	389	389

Swap contracts	-	2,520	-	2,520

The fair value of non-marketable options is determined based on valuations on a regular basis. The valuations are presented to the Company’s Audit Committee.

Unobservable inputs relate to the fair value of the option to acquire additional shares in investee was calculated based on a binomial option pricing model considering estimates and parameters such as NAV (net asset value) of Dori Energy, which was determined based on the value of Dorad, estimated according to the discounted operational cash flows of Dorad, discounted by the return on equity of Dorad and net of its financial liabilities as of December 31, 2013.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2013

Note 20 - Financial Instruments (cont’d)

F.	Fair value (cont’d)

(4)	Level 3 financial instruments carried at fair value

The table hereunder presents reconciliation from the beginning balance to the ending balance of financial instruments carried at fair value in level 3 of the fair value hierarchy:

Financial assets
Option to purchase
Additional shares
in investee
US$ in thousands
Balance as at December 31, 2011	52

Total losses recognized in profit or loss	146
Deferred income	287

Balance as at December 31, 2012	485

Total income recognized in profit or loss	(236)
Foreign Currency translation adjustments	140

Balance as at December 31, 2013	389

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

	December 31, 2013
	Increase		Decrease
	Profit or loss	Equity	Profit or loss	Equity
	US$ in thousands
Option to purchase additional shares in investee:

Change in volatility of 10%	135	135	(116)	(116)
Change in volatility of 20%	268	268	(211)	(211)
Change in interest rate of 1%	10	10	(9)	(9)
Change in interest rate of 2%	21	21	(9)	(9)

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2013

Note 21 - Segments Information

The Company's chief operating decision maker (CODM) reviews internal management reports on a consolidated basis. The Company has only one strategic business unit.

Geographical information

The Company is domiciled in Israel and it operates in Italy and in Spain through its subsidiaries that own thirteen PV Plants and in Israel through Dori Energy.

The following table lists the revenues from the company's operation in Italy and Spain:

	For the year ended December 31
	2013	2012	2011
	US$ in thousands
Italy	11,673	8,387	6,114
Spain	1,309	503	-
Total income	12,982	8,890	6,114

The following table lists the Property, plant and equipment, net from the company's operation:

	For the year ended December 31
	2013	2012
	US$ in thousands
Israel	112	121
Italy	86,470	46,640
Spain	7,089	7,099
Total Property, plant and equipment, net	93,671	53,860

Major customer

Revenues are derived from one customer in each of the Italian and Spanish subsidiaries (government agencies).

Note 22 - Subsequent Events

A.	Series A Debentures

On January 13, 2014, the Company issued NIS 120,000 thousand ($ 34,404 thousand) of unsecured non-convertible Series A Debentures (the “Series A Debentures”) through a public offering that was limited to residents of Israel. The Series A Debentures were issued with a price per unit (each unit comprised of NIS 1,000 par value) of NIS 973(approximately $ 280). The Series A Debentures are traded on the TASE (Tel Aviv Stock Exchange) and have been rated ilA-, on a local scale, by Standard & Poor’s Maalot Ltd.

The principal amount of Series A Debentures is repayable in ten equal annual installments on December 31 of each of the years 2014 through 2023 (inclusive) and is not linked to the CPI or otherwise. The Series A Debentures bear a fixed annual interest rate of 4.6%, payable semi-annually on June 30 and December 31 of each of the years 2014 through 2023 (inclusive). The gross offering proceeds were NIS 116,760 thousand (approximately $33,475 thousand as of the issuance date), and, net of offering expenses, the proceeds were approximately NIS 114,700 thousand (approximately $32,884 thousand as of the issuance date).

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2013

Note 22 - Subsequent Events (cont’d)

A.	Series A Debentures (cont'd)

The deed of trust governing the Series A Debentures (the “Series A Deed of Trust”) includes customary provisions and also includes the following: (i) a negative pledge such that the Company may not place a floating charge on all of the Company's assets, subject to certain exceptions, and (ii) an obligation to pay additional interest for certain security rating downgrades, up to an increase of 1% for a decrease of four rating levels compared to the rating at the time of issuance of the Series A Debentures. The Series A Deed of Trust does not restrict the Company's ability to issue any new series of debt instruments other than in certain circumstances and enables the Company to expand the Series A Debentures subject to maintaining the rating assigned to the Series A Debentures and the Company's continued compliance with the financial covenants included in the Series A Deed of Trust.

The Series A Deed of Trust further includes a number of customary causes for immediate repayment, including a default in connection with certain financial covenants for two consecutive financial quarters, which is not cured within the cure period set forth in the Series A Deed of Trust. The financial covenants are as follows:

1.	The Company’s equity, on a consolidated basis, shall not be less than $55 million;

2.
The ratio of (a) the short term and long term debt from banks, in addition to the debt to holders of debentures issued by the Company and any other interest-bearing financial obligations, net of cash and cash equivalents and short term investments and net of project finance, including hedging transactions in connection with such project finance, of the subsidiaries of the Company, or, together, the Financial Debt, Net, to (b) the equity of the Company, on a consolidated basis, plus the Financial Debt, Net, shall not exceed a rate of 65%; and

3.	The ratio of (a) the Company’s equity, on a consolidated basis, to (b) the Company’s balance sheet, on a consolidated basis, shall not be less than a rate of 20%.

The Series A Deed of Trust further provides that the company may make distributions (as such term is defined in the Companies Law, e.g. dividends), to the Company's shareholders, provided that: (a) the Company's equity following such distribution will not be less than $75 million, (b) the Company  meet the financial covenants set forth above prior to and following the distribution, (c) the Company will not distribute more than 75% of the distributable profit and (d) the Company will not distribute dividends based on profit due to revaluation (for the removal of doubt, negative goodwill will not be considered a revaluation profit).

B. Pumped-storage project in the Manara Cliff in Israel

On January 28, 2014 the Company entered into an agreement (the “Agreement”) with Ortam, an Israeli publicly listed company, pursuant to which, subject to the fulfillment of conditions as set forth below, the Company shall acquire Ortam’s holdings (24.75%) in Agira Sheuva Electra, L.P. (the “Partnership”), an Israeli Limited Partnership that is promoting a prospective pumped-storage project in the Manara Cliff in Israel as well as Ortam's holdings: (i) in Chashgal Elyon Ltd. (the “GP”), an Israeli private company, which is the general partner of the Partnership (25%), and (ii) in the engineering, procurement and construction contractor of the aforementioned project (50%).

The Agreement forms part of several prospective agreements that the Company is currently negotiating with the other partners of the Partnership. As of this date the Company entered into agreements that are subject to various conditions to closing.

The consummation of the transactions contemplated by the Agreement, as well as by the other conditional agreements referred to above, is subject to the Company entering into additional agreements with other partners of the Partnership and with several third parties, which are yet to be negotiated. Furthermore, the consummation of the transactions contemplated by the Agreement and the agreements referred to in the previous paragraph is subject to the fulfillment of additional conditions precedent, including, among others, the obtainment of third party and various regulatory approvals.

Exhibit Index
Number	Description
1.1	Memorandum of Association of the Registrant (translated from Hebrew), reflecting amendments through June 9, 2011*(1)
1.2	Second Amended and Restated Articles of the Registrant, reflecting amendments through June 20, 2012(1)
2.1	Specimen Certificate for ordinary shares(2)
4.1	1998 Share Option Plan for Non-Employee Directors(1)
4.2	2000 Stock Option Plan(1)
4.3	Form of Indemnification Agreement between the Registrant and its officers and directors(1)
4.4	Form of Exemption Letter between the Registrant and its officers and directors(1)
4.5	Form of Registration Rights Agreement, dated September 12, 2005, among the Registrant, certain investors, Bank Hapoalim, Bank Leumi and Israel Discount Bank(3)
4.6	Management Services Agreement, by and among the Registrant, Kanir Joint Investments (2005) Limited Partnership and Meisaf Blue & White Holdings Ltd., effective as of March 31, 2008(4)
4.7
Engineering Procurement & Construction Contract for the Construction of a Photovoltaic System in Cingoli, between Ellomay PV One S.R.L. and Ecoware S.p.A., dated March 4, 2010 (portions translated from Italian)(5)*

4.8
Engineering Procurement & Construction Contract for the Construction of a Photovoltaic System in Senigallia, between Ellomay PV One S.R.L. and Ecoware S.p.A., dated March 4, 2010 (portions translated from Italian)(5)*

4.9	Side Agreement, between Ellomay PV One S.R.L. and Ecoware S.p.A., dated March 5, 2010(6)
4.10	Giaché Building Right Agreement (summary of Italian version)(7)*
4.11	Massaccesi Building Right Agreement (summary of Italian version)(7)*
4.12	Settlement Agreement and Release, dated July 27, 2010, between Ellomay Capital Limited and Hewlett-Packard Company(7)
4.13	Troia 8 Building Right Agreement (summary of Italian version)(7)*
4.14	Troia 9 Building Right Agreement (summary of Italian version)(7)*
4.15	Investment Agreement, among U. Dori Group Ltd., U. Dori Energy Infrastructures Ltd. and Ellomay Clean Energy Ltd. , dated November 25, 2010 (summary of Hebrew version)(7)*
4.16	Shareholders Agreement, among U. Dori Group Ltd., Ellomay Clean Energy Ltd. and U. Dori Energy Infrastructures Ltd., dated November 25, 2010 (summary of Hebrew version)(7)*
4.17	Agreement, between U. Dori Energy Infrastructures Ltd. and Israel Discount Bank Ltd., dated January 26, 2011 (summary of Hebrew version)(7)*

Number	Description
4.18
Engineering Procurement & Construction Contract for the Construction of a Photovoltaic Plant, between Urbe Techno S.r.l. and Pedale S.r.l., dated March 25, 2011 (portions translated or summarized from Italian)(includes a summary of the Building Rights Agreement)(7)*

4.19	Acquafresca Building Right Agreement (summary of Italian version)(2)*
4.20	D’Angella Building Right Agreement (summary of Italian version)(2)*
4.21	Rinconada II Building Right Agreement (summary of Spanish version)(2)*
4.22	Directors and Officers Compensation Policy, adopted June 2013(8)
4.23	Amendment No. 1 to Management Services Agreement, by and among the Registrant, Kanir Joint Investments (2005) Limited Partnership and Meisaf Blue & White Holdings Ltd., dated June 18, 2013
4.24	Veneto PV Plants Framework Acquisition Agreement, dated March 28, 2013, as amended on May 2, 2013 (summary of German version)*
4.25	Soleco Building Right Agreement (summary of Italian version)*
4.26	Tecnoenergy Building Right Agreement (summary of Italian version)*
4.27	Warrant issued to Mr. Zohar Zisapel, dated August 7, 2013
4.28	Deed of Trust between the Registrant and Hermetic Trust (1975) Ltd., dated December 30, 2013 (translation of Hebrew version)*
8	List of Subsidiaries of the Registrant
12.1	Certification of Principal Executive Officer required by Rule 13a-14(a) and Rule 15d-14(a) (Section 302 Certification)
12.2	Certification of Principal Financial Officer required by Rule 13a-14(a) and Rule 15d-14(a) (Section 302 Certification)
13	Certification of Principal Executive Officer and Principal Financial Officer required by Rule 13a-14(b) and Rule 15d-14(b) (Section 906 Certification)
15.1	Consent of Somekh Chaikin
15.2	Consent of BDO
_____________________________________

*	The original language version is on file with the Registrant and is available upon request.

(1)	Previously filed with the Registrant’s Form 20-F for the year ended December 31, 2012 and incorporated by reference herein.
(2)	Previously filed with the Registrant’s Form 20-F for the year ended December 31, 2011 and incorporated by reference herein.
(3)	Included in the Registrant’s Form 6-K dated October 14, 2005 and incorporated by reference herein.
(4)	Included in the Registrant’s Form 6-K dated December 1, 2008 and incorporated by reference herein.
(5)	Previously filed with Amendment No. 2 to the Registrant’s Form 20-F for the year ended December 31, 2009 and incorporated by reference herein.
(6)	Previously filed with the Registrant’s Form 20-F for the year ended December 31, 2009 and incorporated by reference herein.
(7)	Previously filed with the Registrant’s Form 20-F for the year ended December 31, 2010 and incorporated by reference herein.
(8)	Included in the Exhibit 2 of the Registrant’s Form 6-K dated May 13, 2013 and incorporated by reference herein.