Form 20-F
period 2014-12-31
Ellomay Capital Ltd.
filed 2015-04-30
CIK 946394

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2014

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report……

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

Item 17 ☐  Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act):

Yes ☐    No ☑

Item 7:	Major Shareholders and Related Party Transactions	116
	Major Shareholders	120
	Related Party Transactions	120

Item 8:	Financial Information	121
	Consolidated Statements and Other Financial Information	121
	Significant Changes	122

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

The forward-looking statements contained in this report are based on current expectations and beliefs concerning future developments and the potential effects on our business. There can be no assurance that future developments actually affecting us will be those anticipated. These forward-looking statements involve a number of risks, uncertainties or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements, including the following:

•	Amendments, including retroactive amendments, to the regulations governing the photovoltaic markets in which we operate or to which we may in the future enter;

•	the market, economic and political factors in Italy, in Spain, in Luxemburg and generally in Europe, in Israel and worldwide;

•	our contractors’ technical, professional and financial ability to deliver on and comply with their operation and maintenance undertakings in connection with the operation of our photovoltaic plants;

•	our ability to further familiarize ourselves and maintain expertise in the photovoltaic market and the energy market, and to track, monitor and manage the projects which we have undertaken;

•	our ability to meet our undertakings under various financing agreements, including to our debenture holders, and our ability to raise additional equity or debt financing in the future;

•	the risks we are exposed to due to our holdings in Dori Energy Ltd. and Dorad Energy Ltd.;

•	fluctuations in the value of currency;

•	the price and market liquidity of our ordinary shares;

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

For the years ended December 31, 2014, 2013, 2012, 2011 and 2010, we have prepared our consolidated financial statements in accordance with IFRS, as issued by the IASB.

The financial statements for the year ended December 31, 2010 were audited by Kost Forer Gabbay & Kasierer, an independent registered public accounting firm and a member of Ernst & Young Global. The financial statements for the years ended December 31, 2014, 2013, 2012 and 2011 were audited by Somekh Chaikin, an independent registered public accounting firm and a member of KPMG International.

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

We currently own twelve operating photovoltaic plants in Italy, with an aggregate installed capacity of approximately 22.6 megawatt peak, or MWp, three operating photovoltaic plants in Spain, with an aggregate installed capacity of approximately 5.6 MWp and 85% of one operational photovoltaic plant in Spain, with an installed capacity of approximately 2.3 MWp, or, each, a PV Plant and, together, the PV Plants, and indirectly hold 7.5% of the equity of Dorad Energy Ltd., or Dorad (and an option to increase such holdings to 9.375%). See “Item 4.A: History and Development of Ellomay” and “Item 4.B: Business Overview” for more information.

The selected consolidated financial data set forth below should be read in conjunction with and is qualified by reference to our consolidated financial statements and the related notes, as well as “Item 5: Operating and Financial Review and Prospects.”

The tables below set forth selected consolidated financial data under IFRS for the years ended December 31, 2014, 2013, 2012, 2011 and 2010. The information included in the tables has been derived from our audited consolidated financial statements. The audited consolidated financial statements at December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013 and 2012, appear at the end of this report.

Consolidated Statements of Profit or Loss and Other Comprehensive Income (Loss)
(in thousands of U.S. Dollars except per share and share data)

	For Year ended December 31,
	2014	2013	2012	2011	2010
Revenues	$15,782	$12,982	$8,890	$6,114	$-
Operating expenses	3,087	2,381	1,954	1,391	-
Depreciation expenses	5,452	4,021	2,717	1,777	-
Gross profit	7,243	6,580	4,219	2,946	-
General and administrative expenses	4,253	3,449	3,110	3,102	3,211
Company’s share of income (losses) of investee accounted for at equity	1,819	*(540)	(232)	(596)	*(66)
Other income (expense), net	1,438	*(42)	*146	-	-
Gain on bargain purchase	3,995	10,237	-	-	-
Capital loss, net	-	-	(394)	-	-

Operating profit (loss)	10,242	12,786	629	(752)	(3,277)
Financing income	2,245	204	550	1,971	1,076
Financing income (expenses) in connection with derivatives, net	(1,048)	*1,543	*(2,277)	(2,601)	404
Financing expenses	(4,592)	(4,201)	*(2,046)	(608)	(80)
Financing income (expenses), net	(3,395)	(2,454)	(3,773)	(1,238)	1,400

Profit (loss) before taxes on income	6,847	10,332	(3,144)	(1,990)	(1,877)
Tax benefit (taxes on income)	(201)	(245)	1,011	1,018	44

Profit (loss) from continuing operations	6,646	10,087	(2,133)	(972)	(1,833)
Income from discontinued operations, net	-	-	-	-	7,035
Net income (loss) for the year	6,646	10,087	(2,133)	(972)	5,202

Income (Loss) attributable to:
Shareholders of the Company	6,685	10,068	(2,110)	(972)	5,202
Non-controlling interests	(12)	19	(23)	-	-
Net income (loss) for the year	6,646	10,087	(2,133)	(972)	5,202

Other comprehensive income (loss):
Items that are or may be reclassified to profit or loss:
Foreign currency translation adjustments	(3,199)	6,038	1,620	(3,698)	194

Items that would not be reclassified to profit or loss:
Presentation currency translation adjustments	(9,082)	-	-	-	-
Total other comprehensive income (loss)	(12,281)	6,038	1,620	(3,698)	194
Total comprehensive income (loss)	(5,635)	16,125	$513	$(4,670)	$5,396
Basic net earnings (loss) per share:
Earnings (loss) from continuing operations	$0.62	$0.94	$(0.2)	$(0.09)	$(0.2)
Earnings from discontinued operations			-	-	0.9
Net earnings (loss)	$0.62	$0.94	$(0.2)	$(0.09)	$0.7

Diluted net earnings (loss) per share:
Earnings (loss) from continuing operations	$0.62	$0.94	$(0.2)	$(0.09)	$(0.2)
Earnings from discontinued operations		-	-	-	0.8
Net earnings (loss)	$0.62	$0.94	$(0.2)	$(0.09)	$0.6
Weighted average number of shares used for computing basic earnings (loss) per share	10,692,371	10,692,371	10,709,294	10,775,458	7,911,551
Weighted average number of shares used for computing diluted earnings (loss) per share	10,808,288	10,752,808	10,709,294	10,775,458	8,904,250

___________________________
*            During the current period the Company changed the comprehensive income statement classification of the results of the Company’s investments in energy projects. The results of such investments are recorded within the operating results. Accordingly, the share of losses of investee accounted for under the equity method and re-evaluation of option to acquire additional shares in the investee are recorded in the operating profit to more appropriately reflect the Company’s operations as a holding company operating in the business of energy and infrastructure. Comparative amounts were reclassified for consistency.

Other financial data (in thousands of U.S. Dollars)

	For Year ended December 31,
	2014	2013	2012	2011	2010
Adjusted EBITDA (1)	$11,669	$6,570	$3,592	$1,021	$(3,277)
________________________________
(1)
Adjusted EBITDA is a non-IFRS measure and is defined as earnings before financial expenses, net, gain on bargain purchase, capital loss, financial expenses, net, taxes, depreciation and amortization. We present this measure to enhance the understanding of our historical financial performance and to enable comparability between periods. While we consider Adjusted EBITDA to be an important measure of comparative operating performance, Adjusted EBITDA should not be considered in isolation or as a substitute for net income or other statement of operations or cash flow data prepared in accordance with IFRS as a measure of profitability or liquidity. Adjusted EBITDA does not take into account our commitments, including capital expenditures and restricted cash and, accordingly, is not necessarily indicative of amounts that may be available for discretionary uses. Not all companies calculate Adjusted EBITDA in the same manner, and the measure as presented may not be comparable to similarly-titled measures presented by other companies. Our Adjusted EBITDA may not be indicative of our historic operating results; nor is it meant to be predictive of potential future results. We use the term “Adjusted EBITDA” to highlight the fact that we deducted the gain on bargain purchase from the net income for the years ended December 31, 2014 and 2013 and added the capital loss to the net income for the year ended December 31, 2012. The Adjusted EBITDA is otherwise fully comparable to EBITDA information which has been previously provided for prior periods.

Reconciliation of Net income (loss) to Adjusted EBITDA

	For Year ended December 31,
	2014	2013	2012	2011	2010
Net income (loss) for the year	$6,646	$10,087	$(2,133)	$(972)	$5,202
Financing expenses (income), net	3,395	*2,454	3,627	1,238	(1,400)
Loss (income) from discontinued operations, net of tax	-	-	-	-	(7,035)
Income tax expenses (benefit)	201	245	(1,011)	(1,018)	(44)
Gain on bargain purchase	(3,995)	(10,237)	-	-	-
Capital loss	-	-	394	-	-
Depreciation and amortization	5,452	4,021	2,717	1,777	0
Adjusted EBITDA	11,669	$6,570	$3,594	$1,025	$(3,277)
___________________________
*            During the current period the Company changed the comprehensive income statement classification of the results of the Company’s investments in energy projects. The results of such investments are recorded within the operating results. Accordingly, the share of losses of investee accounted for under the equity method and re-evaluation of option to acquire additional shares in the investee are recorded in the operating profit to more appropriately reflect the Company’s operations as a holding company operating in the business of energy and infrastructure. Comparative amounts were reclassified for consistency.

Consolidated Statements of Financial Position Data (in thousands of U.S. Dollars except share data)

	At December 31,
	2014		2013		2012		2011		2010
Working capital (deficiency)	$18,890		$(4,384)		$27,977		$31,856		$71,756
Total assets	$159,087		$146,930		$128,740		$126,392		$106,214
Total liabilities	$64,961		$47,169		$45,626		$42,331		$17,648
Total equity	$94,126		$99,761		$83,114		$84,061		$88,566
Capital stock	$102,590	(1)	$102,590	(1)	$102,068	(1)	$102,534	(2)	$102,369
Ordinary shares outstanding	10,692,371	(1)	10,692,371	(1)	10,692,371	(1)	10,769,326	(2)	10,750,071

(1)	Net of 85,655 treasury shares that were purchased during 2011 and 2012 according to a share buyback program that was authorized by our Board of Directors.
(2)	Net of 8,700 treasury shares that were purchased during 2011 according to a share buyback program authorized by our Board of Directors.

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

Risks Related to our Business

Risks Related to the PV Plants

The majority of our PV Plants are located in Italy and our other PV Plants are located in Spain and therefore the revenues derived from them mainly depend on payments received from Italian and Spanish governmental entities. The economic crisis in the European Union, specifically in Italy and in Spain, and measures taken in order to improve Italy’s and Spain’s financial position, may adversely affect the results of our operations.  The global financial crisis that began in 2007 directly affected Italy’s and Spain’s growth and economy. The situation worsened during 2011 due to the debt crisis in various European Union countries in general and specifically in Italy, whose current debt is one of the highest in the euro zone and in Spain, which has a high unemployment rate and high budget deficit. The financial crisis also caused the Italian and Spanish governments to adopt various spending cuts and tax increases aimed at bolstering growth and increasing revenues for the repayment of debt. For example, during 2011 Spain implemented changes to its incentive scheme, including the reduction of subsidies through 2013 and the Spanish government adopted a law in late 2012 that imposes a new revenue tax on electricity generating power plants. Both countries remain in a state of financial crisis and have commenced during 2013 and 2014 several legislation processes that revise or affect the remuneration scheme for photovoltaic plants and may do so again in the future. For example, the incentive scheme in Italy is based on end-users’ payments and not directly on the Italian government’s budget, however, in an attempt to revive the Italian economy and decrease electricity expenses, the Italian parliament adopted a new law in August 2014 that decreases the Feed in Tariff, or FiT, that was previously guaranteed to Italian photovoltaic plants for a period of twenty years. As a result of this new law, the FiT for our Italian PV Plants will decrease by approximately 8% commencing January 1, 2015. For more information see “Item 4.B: Business Overview” below and our financial statements included in this report.  We cannot assure you that the continued economic crisis will not cause additional changes to the Italian government’s photovoltaic energy incentive schemes or that no additional changes will be made in Spain’s photovoltaic energy incentive scheme that may directly or indirectly affect the payments we receive and, therefore, our operations and revenues.

Our business depends to a large extent on the availability of financial incentives. The reduction or elimination of government subsidies and economic incentives could reduce our profitability and adversely impact our revenues and growth prospects.  Many countries, such as Germany, Spain, Italy, France, Portugal and Japan, offer substantial incentives to offset the cost of photovoltaic power systems in the form of FiT or other incentives to promote the use of solar energy and to reduce dependence on other forms of energy. These government incentives could potentially be reduced or eliminated altogether. For example, on June 6, 2013, the Italian Authority for Electricity and Gas (AEEG) announced that the overall annual expense cap of €6.7 billion for incentive payments payable to PV has been reached. As a consequence, the latest feed-in tariff (FiT) regulation—the Conto Energia V—ceased to apply on July 6, 2013, thus ending the FiT payments for new photovoltaic plants. In addition, on December 19, 2013 AEEG announced the replacement, starting January 1, 2014, of the minimum guaranteed prices currently foreseen under the Italian mandatory purchase regime with the zonal hourly prices set out for each specific area for PV plants exceeding 100KWp. As set forth in the previous risk factor, in August 2014 the Italian parliament amended the FiT scheme in connection with existing photovoltaic plants decreasing the FiT guaranteed. In Spain, which also has a subsidy system for the photovoltaic industry, retroactive cuts were adopted from early 2011 by limiting the number of production hours that are eligible to receive the government’s feed-in tariff and imposing taxes on sale of electricity. Since July 2013, a new remunerative regime for photovoltaic plants is in force pursuant to RDL 9/2013 that provides the owner of a renewable installation with a defined yield to be calculated as 10-year government bonds plus 300 basis points. For more information see “Item 4.B: Business Overview” below and our financial statements included in this report. If the Italian or Spanish governments elect to revise the incentive scheme, as both governments have done in the past, this may adversely affect the profitability from our PV Plants and from any new photovoltaic plant acquired by us, and may prevent us from continuing to acquire photovoltaic plants in Italy or in Spain. In general, uncertainty about the introduction of, reduction in or elimination of incentives or delays or interruptions in the implementation of favorable laws could substantially affect our profitability and adversely affect our ability to continue and develop new photovoltaic plants.

Due to the uncertainty in the photovoltaic field, including in Italy and in Spain, we may seek to primarily invest in photovoltaic plants that have already been connected to the national grid and are eligible to receive the applicable FiT, which may not be available on terms beneficial to us or at all and which, if available, may still be subject to retroactive changes through regulatory action.  Acquisitions of photovoltaic plants that have already been constructed and are connected to the national grid currently provide relatively more certainty as to their economic potential than plants that are still in the planning or construction stage. It may be difficult for us to locate suitable opportunities with attractive returns, and, even if located, the acquisition of an operating photovoltaic plant may be less attractive as the PV market matures and as operating plants are generally more expensive. Our inability to locate and acquire additional photovoltaic plants and the higher cost of such photovoltaic plants may adversely affect our business and results of operations. Even if we do locate and acquire existing photovoltaic plants, there is still a chance that changes in the regulation will be applied retroactively to existing plants and to the existing remuneration scheme, as has happened in both Spain and Italy, which could also adversely affect our business and results of operations.

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

Success of the PV Plants, from their construction through their commissioning and ongoing commercial operation, depends to a large extent on the cooperation, reliability, solvency, and proper performance of the contractors we engage for the construction, operation and maintenance of our PV Plants, or the Contractors, and of the other third parties involved, including subcontractors, local advisors, financing entities, land developers and land owners, suppliers of parts and equipment, the energy grid regulator, governmental agencies and other potential purchasers of electricity.  The PV Plants are a complex endeavor requiring timely input, often of a highly specialized technical nature, from several parties, including without limitation, the main supplier and contemplated plant operator, other suppliers of relevant parts and materials, the land developers and land owners, subcontractors, financing entities, governmental and related agencies both as subsidizers and as the purchasers of the electricity to be generated by the power plants and as regulators. In addition, as we use Contractors in order to operate and maintain our PV Plants, we depend on the Contractors’ expertise and experience, representations, warranties and undertakings regarding, inter alia: the operation, maintenance and performance of each of the PV Plants , the use of high-quality materials, securing land use rights and obtaining applicable permits, obtaining the incentive agreement in order to secure the governmental incentive, obtaining the power purchase agreement for the sale of the produced electricity to the energy company, obtaining the interconnection agreement with the national electricity grid operator, strict compliance with applicable legal requirements, our Contractors’ financial stability. If the Contractors’ representations or warranties are inaccurate or untrue, or if any of the Contractors default on their obligations, delay their supply or provide us with a system that is not free from defect (which adversely affects the proper operation of one or more of the PV Plants), or if any of the other entities referred to herein fail to perform their obligations properly and on a timely basis or fails to grant us the required permits and certifications on a timely basis, at any point in connection with any of the PV Plants, this could result in the interruption, cessation or abandonment of the relevant PV Plant, or may require making significant changes to the project in connection with the relevant PV Plant, any of which may cause us severe losses. For example, the contractor of several of our Italian PV Plants entered into insolvency proceedings during 2012 and we were forced to replace the contractor for such PV Plants. Although we located a replacement for such contractor and there are currently many operation and maintenance contractors available in the Italian and Spanish markets, there is no assurance that we could locate an alternative contractor in the place of a deficient contractor under similar commercial terms in the future.

We are exposed to the possibility of damages to, or theft of, the various components of our photovoltaic plants. Such occurrences may cause disruptions in the production of electricity and additional costs.  Some of our PV Plants suffered damages as a result of theft of panels and other components, of damages caused due to bad weather and due to land conditions. Although such damages and theft are generally covered by the PV Plants’ insurance policies, any such occurrences in the future may cause disruption in the production and measurement of electricity in connection with the relevant photovoltaic plant, may not be covered in part or in its entirety by the insurance and may cause an increase in the premiums paid to our insurance companies, which may adversely affect our results of operations and profitability.

As a substantial part of our business is currently located in Europe, we are subject to a variety of additional risks that may negatively impact our operations.  We currently have substantial operations in Italy and in Spain, which are held by our Luxembourg subsidiary, and may make additional investments in projects located outside of Israel or the United States. Due to these operations and any additional future investments, we are subject to special considerations or risks associated with companies operating in other jurisdictions, including rules and regulations, cross currency movements, different payment cycles, tax issues, such as tax law changes and variations in tax laws as compared to Israel and the United States, cultural and language differences, crime, strikes, riots, civil disturbances, terrorist attacks and wars and deterioration of political relations with Israel. The PV Plants subject us to a number of these risks, as well as the requirement to comply with Italian, Spanish and European Union law. We cannot assure you that we would be able to adequately address these additional risks. If we were unable to do so, our operations might suffer.

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

In the event we will be unable to continuously comply with the obligations and undertakings, including with respect to financial covenants, which we undertook in connection with the project financing of the PV Plants, our results of operations may be adversely affected.  In connection with the financing of several of our PV Plants, we have long-term agreements with an Italian bank and a leasing company. The agreements that govern the provision of financing include, inter alia, undertakings and financial covenants that we are required to maintain for the duration of such financing agreements. In the event we fail to comply with any of these undertakings and covenants, we may be subject to penalties, future financing requirements, and, finally, to the acceleration of the repayment of debt. These occurrences may have an adverse effect on our financial position and results of operations and on our ability to obtain outside financing for other projects.

A drop in the price of electricity may negatively impact our results of operations.  The revenue from the sale of electricity produced by the PV Plants includes the incentives in the form of feed-in tariffs and proceeds from the sale of electricity produced in the electricity market at market price. A decrease in the price of electricity in Italy or in Spain may have a negative impact on our profitability and on our ability to expand our photovoltaic business.

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

Risks Related to Our Investment in Dori Energy

We have joint control in U. Dori Energy Infrastructures Ltd., or Dori Energy, who, in turn, holds a minority stake in Dorad.  Therefore, we do not control the operations and actions of Dorad. We currently hold 40% (and an option to increase our holdings under certain conditions to 50%) of the equity of Dori Energy who, in turn, holds 18.75% of Dorad. Although we entered into a shareholders’ agreement with Dori Energy and the other shareholder of Dori Energy, U. Dori Group Ltd., or the Dori SHA, providing us with joint control of Dori Energy, should differences of opinion as to the management, prospects and operations of Dori Energy arise, such differences may limit our ability to direct the operations of Dori Energy. In addition, Dori Energy holds a minority stake in Dorad and as of the date hereof is entitled to nominate only one director in Dorad, which, according to the Dori SHA, we are entitled to nominate. Although we have one representative on the Dorad board of directors, we do not control Dorad’s operations. These factors may potentially adversely impact the business and operations of Dorad and Dori Energy. In addition, to the extent our interest in Dori Energy is deemed an investment security, as defined in the Investment Company Act of 1940, or the Investment Company Act, we could be deemed to be an investment company under the Investment Company Act, depending on the value of our other assets. Please see “We may be deemed to be an “investment company” under the Investment Company Act of 1940, which could subject us to material adverse consequences” below.

The Dori Energy Shareholders Agreement contains restrictions on our right to transfer our holdings in Dori Energy, which may make it difficult for us to terminate our involvement with Dori Energy.  The Dori SHA contains several restrictions on our ability to transfer our holdings in Dori Energy, including a “restriction period” during which we are not allowed to transfer our holdings in Dori Energy (other than to permitted transferees) and, thereafter, we need to comply with certain mechanisms such as a right of first refusal. The aforesaid restrictions may make it difficult for us to terminate our involvement with Dori Energy should we elect to do so and may adversely affect the return on our investment in Dori Energy.

Dorad, which is currently the only substantial asset held by Dori Energy, operates the Dorad Power Plant, whose successful operations and profitability is dependent on a variety of factors, many of which are not within Dorad’s control.  Dorad recently finished construction of, and currently operates, a combined cycle power plant based on natural gas, with a production capacity of approximately 850 MW, or the Dorad Power Plant, on the premises of the Eilat-Ashkelon Pipeline Company, or EAPC, located south of Ashkelon, Israel. The Dorad Power Plant is subject to various complex agreements with third parties (the Israeli Electric Company, or IEC, the operations and maintenance contractor, suppliers, private customers, etc.) and to regulatory restrictions and guidelines in connection with, among other issues, the tariffs to be paid by the IEC to Dorad for the energy produced. Various factors and events may materially adversely affect Dorad’s results of operations and profitability and, in turn, have a material adverse effect on Dori Energy’s and our results of operations and profitability. These factors and events include:

•           The  Dorad Power Plant is exposed to various risks, including, without limitation, in connection with noncompliance or breach by the contractor involved in the construction of its obligations during the warranty period causing delays and inability to provide electricity to Dorad’s customers, which may result, inter alia, in fines and penalties being imposed on Dorad or in higher operating expenses, discovery of defects in the construction due to the contractor or outside events and delays in supply of equipment or replacement parts required for the continued operations of the Dorad Power Plant, all of which may have a material adverse effect on Dorad’s results of operations and profitability;

•           The operation of the Dorad Power Plant is highly complex and dependent upon the continued ability: (i) to operate the various turbines, and (ii) to turn the turbines on and shut them down quickly based on demand and also on the accuracy of the proprietary forecasting system that will be used by Dorad. Any defects or disruptions, or inaccuracies in forecasts, may result in an inability to provide the amount of electricity required by Dorad’s customers or in over-production, both of which could have a material adverse effect on Dorad’s operations and profitability. Any cessation or limitation of operations may cause Dorad to incur additional expenses or result in the enforcement of guarantees provided to certain customers, all of which may have a material adverse effect on Dorad’s results of operations and profitability.

•           Dorad’s operations are dependent upon the expertise and success of its operations and maintenance contractor, who is responsible for the day-to-day operations of the Dorad Power Plant. In the event the services provided by such contractor will cause delays in the production of energy or any other damage to the Dorad Power Plant or to Dorad’s customers, Dorad may be subject to claims for damages and to additional expenses and losses and therefore Dorad’s profitability could be adversely affected.

•           Significant equipment failures may limit Dorad’s production of energy. Although such damages are generally covered by insurance policies, any such failures may cause disruption in the production, may not all be covered by the insurance and the correction of such failures may involve a considerable amount of resources and investment and could therefore adversely affect Dorad’s profitability.

•           The electricity sector in Israel is highly centralized and is dominated by the IEC, which controls and operates the electricity system in Israel, including the delivery and transmission of electricity and also manufactures the substantial majority of electricity in Israel. In addition, the electricity sector is subject to various laws and regulations, such as in connection with the tariffs charged by the IEC, including the resolution from May 2013 to charge private manufacturers for the IEC’s system operation services, and the licensing requirement, as the requirement that Dorad obtain a permanent license prior to commencement of its operations. Among other things, the prices paid by Dorad to the IEC for system operation services it will provide to Dorad and the fees received by Dorad from the IEC for electricity sold to the IEC and for providing the IEC with energy availability are all based on tariffs determined by the Israeli regulator and are subject to change due to an impending reform in the electricity market in Israel in light of the IEC’s financial situation and the entrance of private energy manufacturers, including Dorad, into the Israeli electricity market. The updates and changes to the regulation may not necessarily involve negotiations or consultations with Dorad and may be unilaterally imposed on it. In addition, the employees of the IEC, who object to certain reforms in the Israeli electricity sector, have in the past applied sanctions to prevent the connection, and at a later stage threatened to disconnect, the Dorad Power Plant from the Israeli national grid as part of their efforts to prevent implementation of these reforms and may in the future do so again. For example, the approval of the generation license and supply license for the Dorad Power Plant was delayed in early 2014 due to ongoing legal proceedings involving the IEC and its employees. These licenses were only approved after Dorad filed an urgent petition with the Israeli High Court in early May 2014, and the current supply license is for a one-year period.  On August 12, 2014 Dorad filed a request to extend the supply license for an additional 19 years. Any changes in the tariffs, system charges or applicable regulations, failure by Dorad to obtain or to maintain the required permanents license, the inability of the IEC to pay Dorad or unilateral actions on the part of IEC’s employees may adversely affect Dorad’s plan of operations and could have a material adverse effect on Dorad’s profitability.

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

•           The Dorad Power Plant is located in Ashkelon, a town in the southern part of Israel, in proximity to the Gaza Strip. The location of the Dorad Power Plant is within range of missile strikes from the Gaza Strip. In recent years, there has been an escalation in violence and missile attacks from the Gaza Strip, including an eight day period in November 2012 in which more than 1,500 missiles were fired from Gaza Strip to Southern and Central Israel and a fifty day period in July and August of 2014 in which more than 4,500 missiles, rockets and mortar shells were fired from the Gaza Strip to Southern and Central Israel. The attacks during 2012 disrupted the work on the Dorad Power Plant, which resumed after the missile strikes ceased and the Dorad Power Plant continued its operations during the attacks of July and August 2014. Although measures were taken in order to protect the Dorad Power Plant from missile attacks, any such further attacks to the area or any direct damage to the location of the Dorad Power Plant may damage Dorad’s facilities and disrupt the operations of the Dorad Power Plant and thereafter its operations, and may cause losses and delays.

•           Dorad entered into a long-term gas supply agreement with the partners in the “Tamar” license, or Tamar, located in the Mediterranean Sea off the coast of Israel. This agreement includes a “take or pay” mechanism that may result in Dorad paying for gas that is not actually required for its operations. In the event Dorad will be required to pay for gas that it does not need, Dorad’s results of operations and profitability could be adversely affected. Tamar is currently Dorad’s sole supplier of gas and has undertaken to supply natural gas to various customers and is permitted to export a certain amount of the natural gas to customers outside of Israel. Dorad’s operations will depend on the timely, continuous and uninterrupted supply of gas from Tamar and on the existence of sufficient reserves throughout the term of the agreement with Tamar. Any delays, disruptions, increase in the price of natural gas under the agreement, or shortages in the gas supply from Tamar will adversely affect Dorad’s results of operations.

•           The Dorad power plant is subject to environmental regulations, aimed at increasing the protection of the environment and reducing environmental hazards, including by way of imposing restrictions regarding noise, harmful emissions to the environment and handling of hazardous materials. Currently the costs of compliance with the foregoing requirements are not material. Any breach or other noncompliance with the applicable laws may cause Dorad to incur additional costs due to penalties and fines and expenses incurred in order to regain compliance with the applicable laws, all of which may have an adverse effect on Dorad’s profitability and results of operations.

•           As a result of the agreements with contractors of the Dorad Power Plant and the indexation included in the gas supply agreement, Dorad is exposed to changes in exchange rates of the U.S. dollar against the NIS. To minimize this exposure Dorad executed forward transactions to purchase U.S. dollars against the NIS. As the hedging performed by Dorad does not completely eliminate such exposure, Dorad’s profitability might be adversely affected due to future changes in exchange rates. In addition, due to the indexing to the Israeli consumer price index under Dorad’s credit facility, it is exposed to fluctuations in the Israeli CPI, which may adversely affect its results of operations and profitability.

Risks Related to our Other Activities

Our ability to leverage our investments and increase our operations depends, inter alia, on our ability to obtain attractive project and corporate financing from financial entities.  Due to the crisis in the European financial markets in general, and in the Italian and Spanish financial markets specifically, obtaining financing from local banks is more difficult, and the terms on which such financing can be obtained are less favorable to the borrowers.  Our ability to obtain attractive financing and the terms of such financing, including interest rates, equity to debt ratio requirement and timing of debt availability will significantly impact our ability to leverage our investments and increase our operations. Due to the financial crisis in the European Union in general, and in countries like Greece, Spain and Italy specifically, the local Italian and Spanish banks have substantially limited the scope of financing available to commercial firms and the financing that is provided involves terms less favorable than terms provided prior to the financial crisis. In addition, obtaining financing for our PV Plants from financial institutions that are not located in Spain or in Italy is difficult due to such institutions’ lack of familiarity with these markets and the underlying assets. Although we have financing agreements with respect to four of our PV Plants and have raised significant funds in Israel during 2014 by the issuance of our Series A Debentures, there is no assurance that we will be able to procure additional project financing for our remaining PV Plants or any operations we will acquire in the future or additional corporate financing, on terms favorable to us or at all. Our inability to obtain additional financing on favorable terms, or at all, may adversely affect our ability to leverage our investments and increase our operations.

Our ability to freely operate our business is limited as a result of certain restrictive covenants contained in the deed of trust of our Series A Debentures. The deed of trust governing the Series A Debentures, or the Series A Deed of Trust, contains a number of restrictive covenants that limit our operating and financial flexibility. These covenants include, among other things, a “negative pledge” with respect to a floating pledge on all of our assets and an obligation to pay additional interest in case of certain rating downgrades. The Series A Deed of Trust also contains covenants regarding maintaining certain levels of financial ratios and criteria, including as a condition to the distribution of dividends and other customary immediate repayment conditions, including, under certain circumstances, in the event of a change of control, a change in our operations or a disposition of a substantial amount of assets. Our ability to continue to comply with these and other obligations depends in part on the future performance of our business. Such obligations may hinder our ability to finance our future operations or the manner in which we operate our business. In particular, any non-compliance with performance-related covenants and other undertakings of the Series A Debentures could result in demand for immediate repayment of the outstanding amount under the Series A Debentures and restrict our ability to obtain additional funds, which could have a material adverse effect on our business, financial condition or results of operations.

Our debt increases our exposure to market risks, may limit our ability to incur additional debt that may be necessary to fund our operations and could adversely affect our financial stability. As of December 31, 2014, our total indebtedness was approximately Euro 52.3 million (approximately $63.6 million), including principal and interest expected repayments, financing related swap transactions and excluding any related capitalized costs. The trust deed governing the Series A Debentures permits us to incur additional indebtedness, subject to maintaining certain financial ratios and covenants. Our debt and any additional debt we may incur, could adversely affect our financial condition by, among other things:

●            increasing our vulnerability to adverse economic, industry or business conditions and cross currency movements;

●            limiting our flexibility in planning for, or reacting to, changes in our industry and the economy in general;

●            requiring us to dedicate a substantial portion of our cash flow from operations to service our debt, thus reducing the funds available for operations and future business development; and

●            limiting our ability to obtain additional financing to operate, develop and expand our business.

Our business results may be affected by currency and interest rate fluctuations and the hedging transactions we enter into in order to manage currency and interest rate related risks.  We hold cash and cash equivalents, restricted cash, short-term deposits and marketable securities in various currencies, including US$, Euro and NIS. Our investments in the Italian and Spanish PV Plants and in Dori Energy are denominated in Euro and NIS. Our Series A Debentures are denominated in NIS and the interest and principal payments are to be made in NIS. The financing we have in connection with four of our PV Plants bears interest that is based on EURIBOR rate. Therefore our repayment obligations and undertakings may be affected by adverse movements in the exchange and interest rates. Although we attempt to manage these risks by entering into various swap transactions as more fully explained in “Item 11: Quantitative and Qualitative Disclosures About Market Risk” below and as described in our financial statements included in this report, we cannot ensure that we will manage to eliminate these risks in their entirety. These swap transactions may also impact the results of our operations due to fluctuations in their value based on changes in the relevant exchange or interest rate.

The energy sector around the world, and specifically in Europe and Israel, is highly regulated, is subject to governmental master plans and policy considerations and requires permits and licenses from various authorities. Our inability to obtain or maintain licenses or permits or changes in the regulatory scheme and governmental preferences could materially adversely affect our existing projects and our willingness and ability to enter into new projects. The energy sector is typically regulated and supervised by various local governmental agencies. Participation in each stage of the energy production and delivery process typically requires governmental approvals and permits that are issued for definite periods and that may be revoked or revised by the relevant governmental authority due to various reasons that may not necessarily be within the control of the permit-holder. In addition, the receipt of a permit or license is sometimes subject to the approval, renewal or update of a governmental master plan regulating the energy sector or the specific energy production method, a complex and lengthy process. For example, our potential involvement in the pumped-storage project in the Manara Cliff in Israel, or the Manara Project, is subject to the issuance of a conditional, and thereafter permanent, license by the Israeli Public Utilities Authority – Electricity, or the Authority, and the issuance of such license will be subject to the quota set forth by the Authority for pumped-storage projects in Israel. Our ability to commence development of the Manara Project, or any other regulated energy project in Israel and around the world, will depend on the projects’ compliance with governmental master plans and the obtainment and maintenance of the required licenses and permits. In the event we are unable to obtain or maintain required permits, our ability to commence or continue developing and operating energy projects will be adversely affected.

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

The current general economic and business conditions around the world and any subsequent economic downturn may adversely affect our ability to consummate new acquisitions, to procure financing for our PV Plants, the prospects of any project we may acquire and the trading price of our ordinary shares.   Since mid-2008, due to the severity of the crisis affecting financial institutions throughout the world, the rising costs of various commodities, the limited growth and economic development throughout the world, as well as the recession, the general economic and business conditions in many countries around the world worsened, affecting, among other things, credit ratings of borrowers, the perceived and actual credit risks faced by lenders and purchasers of debt securities, the solvency of trade partners, market entities’ appetite for risk, the spending habits of consumers, the ability to procure financing. This crisis disproportionately affected Europe during 2011 and 2012 and many European economies, including Italy and Spain. Despite the signs of economic  recovery since 2013, there is no assurance that this financial crisis will improve or be resolved over the short, medium or long term, or that the recession will be overcome in its entirety in the near or far future, or that any of the trends associated with such recession will be reversed in whole or in part. Furthermore, if any further economic downturns ensue, this may adversely affect our ability to procure financing required for the acquisition of new projects, the value of new projects we acquire and our financial condition and results of operations. In addition, if such further economic downturn will occur, it may also affect the trading prices of securities in various capital markets around the world and may significantly and adversely affect the trading price of our ordinary shares.

We may be deemed to be an “investment company” under the Investment Company Act of 1940, which could subject us to material adverse consequences.  We could be deemed to be an “investment company” under the Investment Company Act if we invest more than 40% of our assets in “investment securities,” as defined in the Investment Company Act. Investments in securities of majority owned subsidiaries (defined for these purposes as companies in which we control 50% or more of the voting securities) are not “investment securities” for purposes of this definition. As our interest in Dori Energy is not considered an investment in majority owned securities, unless we maintain the required portion of our assets under our control, limit the nature of the requisite portion of our investments of our cash assets to cash and cash equivalents (which are generally not “investment securities”), succeed in making additional strategic “controlling” investments and continue to monitor our investment in Dori Energy, we may be deemed to be an “investment company.” We do not believe that our holdings in the PV Plants would be considered “investment securities,” as we control the PV Plants via wholly-owned subsidiaries and we do not believe that the current fair value of our holdings in Dori Energy (all as more fully set forth under “Item 4.A: History and Development of Ellomay” and “Item 4.B: Business Overview” below) and other relevant assets, all of which may be deemed to be “investment securities,” would result in our being deemed to be an “investment company.” However, we recently provided a notice of exercise of our option to increase our holdings in Dori Energy from 40% to 49%, which may increase the likelihood that we could be deemed an “investment company” in the future. If we were deemed to be an “investment company,” we would not be permitted to register under the Investment Company Act without an order from the SEC permitting us to register because we are incorporated outside of the United States and, prior to being permitted to register, we would not be permitted to publicly offer or promote our securities in the United States. Even if we were permitted to register, it would subject us to additional commitments and regulatory compliance. Investments in cash and cash equivalents might not be as favorable to us as other investments we might make if we were not potentially subject to regulation under the Investment Company Act. We seek to conduct our operations, including by way of investing our cash and cash equivalents, to the extent possible, so as not to become subject to regulation under the Investment Company Act. In addition, because we are actively engaged in exploring and considering strategic investments and business opportunities, and in fact the majority of our investments to date (mainly in the Italian and Spanish photovoltaic power plants markets) were made through a controlling investment, we do not believe that we are currently engaged in “investment company” activities or business.

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

Based on our income and/or assets, we believe that we were a PFIC with respect to any U.S. shareholder that held our shares in 2008 through 2012.  We also believe, based on our income and assets, that it is likely that we were not a PFIC with respect to U.S. shareholders that initially acquired our ordinary shares in 2013 and in 2014. However, the Internal Revenue Service may disagree with our determinations regarding our prior or present PFIC status and, depending on future events, we could become a PFIC in future years.

For a more detailed discussion of the consequences of our being classified as a PFIC, see “Item 10.E: Taxation” below under the caption “U.S. Tax Considerations Regarding Ordinary Shares.”

Risks Relating to our Ordinary Shares

You may have difficulty enforcing U.S. judgments against us in Israel.  We are organized under the laws of Israel and our headquarters are in Israel. All of our officers and directors reside outside of the United States. Therefore, it may be difficult to effect service of process upon us or any of these persons within the United States. In addition, you may not be able to enforce any judgment obtained in the U.S. against us or any of such persons in Israel and in any event will be required to file a request with an Israeli court for recognition or enforcement of any non-Israeli judgment. Subject to certain time limitations, executory judgments of a United States court for liquidated damages in civil matters may be enforced by an Israeli court, provided that: (i) the judgment was obtained after due process before a court of competent jurisdiction, that recognizes and enforces similar judgments of Israeli courts and according to the rules of private international law currently prevailing in Israel, (ii) adequate service of process was effected and the defendant had a reasonable opportunity to be heard, (iii) the judgment and its enforcement are not contrary to the law, public policy, security or sovereignty of the State of Israel, (iv) the judgment was not obtained by fraud and does not conflict with any other valid judgment in the same matter between the same parties, (v) the judgment is no longer appealable, and (vi) an action between the same parties in the same matter is not pending in any Israeli court at the time the lawsuit is instituted in the foreign court. If a foreign judgment is enforced by an Israeli court, it will be payable in Israeli currency. You may not be able to enforce civil actions under U.S. securities laws if you file a lawsuit in Israel.

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

We are controlled by a small number of shareholders, who may make decisions with which you may disagree and which may also prevent a change of control via purchases in the market.  Currently, a group of investors comprised of Kanir Joint Investments (2005) Limited Partnership, or Kanir, and S. Nechama Investments (2008) Ltd., or Nechama Investments, hold an aggregate of 59.3% of our outstanding ordinary shares. Shlomo Nehama, our Chairman of the Board who controls Nechama Investments holds directly an additional 4.4% of our outstanding ordinary shares, Ran Fridrich, our CEO and a member of our Board of Directors, holds directly an additional 1.1% of our outstanding ordinary shares and Menahem Raphael, a member of our Board of Directors who, together with Ran Fridrich, controls the general partner of Kanir, directly and indirectly holds an additional 4.3% of our outstanding ordinary shares. Therefore, acting together, these shareholders could exercise significant influence over our business, including with respect to the election of our directors and the approval of change in control and other material transactions. This concentration of control may have the effect of delaying or preventing changes in control or changes in management, or limiting the ability of our other shareholders to approve transactions that they may deem to be in their best interest. In addition, as a result of this concentration of control, we are deemed a “controlled company” for purposes of NYSE MKT rules and as such we are not subject to certain NYSE MKT corporate governance rules. Moreover, our Second Amended and Restated Articles includes the casting vote provided to our Chairman of the Board under certain circumstances and the ability of members of our Board to demand that certain issues be approved by our shareholders, requiring a special majority, all as more fully described in “Item 10.B: Memorandum of Association and Second Amended and Restated Articles” below may have the effect of delaying or preventing certain changes and corporate actions that would otherwise benefit our shareholders.

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

Our non-compliance with the continued listing requirements of the NYSE MKT could cause the delisting of our ordinary shares. The market liquidity and analyst coverage of our ordinary shares is very limited.  The NYSE MKT requires listed companies to comply with continued listing requirements, including with respect to stockholders’ equity, distribution of shares and low selling price. There can be no assurance that we will continue to qualify for listing on the NYSE MKT. If our ordinary shares are delisted from the NYSE MKT, trading in our ordinary shares in the United States could be conducted on an electronic bulletin board such as the OTC Bulletin Board, which could affect the liquidity of our ordinary shares and the ability of the shareholders to sell their ordinary shares in the secondary market, which, in turn, may adversely affect the market price of our ordinary shares. Also, as our shares are now traded on the TASE, to the extent our shares are delisted from the NYSE MKT we could decide to cease being a reporting company under the Securities Exchange Act of 1934, as amended, which may make it more difficult for investors to find up to date information about us, in English or at all. Moreover, in the event our ordinary shares are delisted from the NYSE MKT but are still listed on the TASE, we will be required to start filing and publishing reports in Hebrew with the Israeli authorities in a similar manner to the Israeli public companies whose shares are not listed on an exchange recognized by the Israeli regulator, which will subject us to additional substantial expenses in addition to additional regulatory requirements that may have an adverse effect on our results of operations. In addition, our ordinary shares are not yet regularly covered by securities analysts and the media and the liquidity of our ordinary shares is still very limited. Such limited liquidity could result in lower prices for our ordinary shares than might otherwise prevail and in larger spreads between the bid and asked prices for our ordinary shares. These issues could materially impair our ability to raise funds through the issuance of our ordinary shares in the securities markets.

We have not paid any cash dividends in the past and have only recently adopted a dividend distribution policy.  On March 18, 2015, our Board of Directors adopted a dividend distribution policy, which applies to the payment of dividends and the repurchase of our shares. The declaration of dividends will depend on our revenues and earnings, if any, capital requirements, general financial condition and applicable legal and contractual constraints in connection with distribution of profits and will be within the discretion of our then-board of directors. There can be no assurance that any dividends will be paid or share buyback programs adopted, as to the timing or the amount of the dividends or share buyback programs, or as to whether our Board of Directors will elect to distribute our profits by means of share repurchases or a distribution of a cash or other dividend. In addition, the terms of the deed of trust governing our Series A Debentures restrict our ability to distribute dividends (for more information see “Item 5.B: Liquidity and Capital Resources” and “Item 8.A: Financial Information; Consolidated Statements and Other Financial Information; Dividends” below).

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

Recent Developments

The Dorad Power Plant

In July 2013, the Dorad Power Plant constructed by Dorad Energy, a private Israeli company in which we indirectly hold 7.5% (and an option to increase such holdings to 9.375%), was energized and connected to the Israeli national grid. In November 2013, the Natural Gas Authority of the Israeli Ministry of National Infrastructures, Energy and Water Resources approved the connection of the Dorad Power Plant to the national gas pipeline network. In May 2014, the Israeli Minister of National Infrastructures, Energy and Water Resources approved the twenty-year generation license and the one-year supply license for the Dorad Power Plant and it commenced commercial operation.

In April 2015, we provided a notice of exercise of the option to acquire additional 9% of the share capital of Dori Energy. Following the exercise of this option, our holdings in Dori Energy will increase from 40% to 49% and our indirect ownership of Dorad will increase from 7.5% to 9.1875%. The aggregate amount that will be paid by us in connection with the exercise of this option is expected to be approximately NIS 28.1 million (approximately $7.1 million) and includes the exercise price and the amount required in order to realign the shareholders loans provided to Dori Energy by its shareholders with the new ownership structure. The closing of the exercise of this option is expected to take place during the upcoming weeks. For more information see “Item 4.B: Dori Energy and the Dorad Power Plant.”

Closing of the Murcia PV Plants Acquisition

On July 17, 2014, we purchased three Spanish companies, each holding one ground mounted fixed technology photovoltaic (solar) plant in Murcia, Spain, or, together, the Murcia PV Plants, with an aggregate installed capacity of approximately 5.6 MWp. The final adjusted purchase price of the Murcia PV Plants was approximately 9.8 million Euros. The Murcia PV Plants were purchased on a full equity basis, with no external loans at the level of the companies that directly own them. The Murcia PV Plants are connected to the national Spanish grid since 2011.

Series A Debentures Offering in Israel

On January 13, 2014, we issued Series A Nonconvertible Debentures due December 31, 2023 in a public offering in Israel in the aggregate principal amount of NIS 120,000,000 (approximately $34.4 million based on the U.S. Dollar/NIS exchange rate at that time) at a price of NIS 973 per unit (each unit comprised of NIS 1,000 principal amount of Series A Debentures). The Series A Debentures bear fixed interest at the rate of 4.6% per year and are not linked to the Israeli CPI or otherwise. The gross proceeds of the offering were approximately NIS 116.8 million (approximately $33.5 million, at the date of issuance) and the net proceeds of the offering, net of related expenses such as consultancy fee and commissions were approximately NIS 114.7 million (approximately $32.9 million). During June 2014, we issued Series A Debentures in an aggregate par value of NIS 80.341 million to Israeli classified investors in a private placement. The gross proceeds of the private placement were approximately NIS 81.1 million (approximately $23.6 million, at the date of issuance) at a price of NIS 1,010 per unit and the net proceeds of the offering, net of related expenses such as consultancy fee and commissions and interest paid on these additional Series A Debentures in June 2014 were NIS 78.9 million (approximately $22.9 million). For additional information concerning the Series A Debentures see “Item 5.B: Liquidity and Capital Resources” and “Item 10.C: Material Contracts.”

Pumped-hydro Storage project in the Manara Cliff in Israel

Pumped-hydro storage is a form of renewable energy that uses two reservoirs to create a limited amount of energy on demand. During off-peak hours water is pumped from the lower reservoir to the upper reservoir and then, during peak periods, the water is released through a turbine to produce electricity.

On January 28, 2014 we entered into an agreement with Ortam Sahar Engineering Ltd., or Ortam, an Israeli publicly listed company, pursuant to which we shall acquire Ortam’s holdings (24.75%) in Agira Sheuva Electra, L.P., or the Partnership, an Israeli Limited Partnership that is promoting a prospective pumped-hydro storage project in the Manara Cliff in Israel, or the Manara Project, as well as Ortam’s holdings: (i) in Chashgal Elyon Ltd., or the GP, an Israeli private company, which is the general partner of the Partnership (25%), and (ii) in the engineering, procurement and construction contractor of the aforementioned project (50%). On May 20, 2014 our wholly-owned subsidiary, Ellomay Manara (2014) Ltd., or Ellomay Manara, entered into an agreement, or the Electra Agreement, with Electra Ltd., or Electra, an Israeli publicly listed company. Pursuant to the Electra Agreement, Ellomay Manara shall acquire Electra's holdings (24.75%) in the Partnership as well as Electra's holdings in the GP (25%). In addition, we, Ellomay Manara and Electra agreed that: (i) on the closing date of the transactions contemplated under the Electra Agreement, Ellomay Manara shall transfer to subsidiaries of Electra all of its then holdings in the engineering, procurement and construction contractor of the aforementioned project, or the EPC, (50%), which will be acquired at closing by us from another partner in the Partnership pursuant to a conditional agreement we entered into, resulting in Electra’s subsidiaries holding 100% of the EPC and (ii) each of Electra (through its subsidiaries) and us (together with Ellomay Manara) was granted with a one-year put option and call option, respectively, with respect to the entire holdings in the EPC. In addition to the aforementioned agreements, on January 19, 2014 we entered into an agreement with Galilee Development Cooperative Ltd., an Israeli cooperative, or the Cooperative, pursuant to which, subject to the fulfillment of conditions as set forth below, we shall acquire the Cooperative’s holdings (24.75%) in the Partnership as well as its holdings: (i) in the GP (25%), and (ii) in the EPC (50%).

On November 3, 2014, Ellomay Manara consummated the acquisition of 75% of the limited partnership rights in the Partnership as well as 75% of the GP, from Electra, Ortam and from the Cooperative. The remaining 25% of the Partnership and the GP are held by Sheva Mizrakot Ltd., an Israeli private company, or Sheva Mizrakot. We and Ellomay Manara did not pay any consideration upon the acquisition, and undertook to pay certain consideration upon the fulfillment of certain conditions precedent. On the same date, Ellomay Manara acquired Ortam’s holdings (50%) in the EPC and, as set forth above, immediately transferred such holdings to a subsidiary of Electra, which, following such transfer, now holds 100% of the EPC. According to the various agreements executed in connection with the Manara Project, we and Ellomay Manara are liable (subject to certain conditions and limitations), jointly and severally, to all the monetary obligations of Ellomay Manara.

The Manara Project was issued a conditional license by the Authority to operate a pumped storage power plant with a capacity of 200 MW, which has since expired, and therefore the advancement of the Manara Project depends, among other factors, on the issuance of a new license by the Authority. We and our subsidiaries that are involved in the Manara Project may, for various reasons including changes in the applicable regulation and adverse economic conditions, resolve not to continue the advancement of the Manara Project without further liability to the other parties under the aforementioned agreements. We will assess from time to time, whether, when at to what extent we will undertake activities in order to advance the Manara Project. Therefore, we believe that the aforementioned acquisitions and transactions are not currently material to us.

Pre-Bid Agreement in connection with Alon Licenses

On June 10, 2014, we entered into a Pre-Bid Agreement, or the PBA, with several other companies, or, together with us, the Consortium, in connection with the possible submission of an offer for the acquisition of the participating interest in the 364/"Alon A" License and the 366/"Alon C" License, both exploration and drilling licenses offshore Israel, from Noble Energy Mediterranean Ltd., or Noble, Delek Drilling L.P., or Delek, and Avner Oil Exploration L.P. Pursuant to the PBA, we could choose whether or not to join the offer but were required to participate in the costs of preparing and submitting the offer regardless of whether or not we chose to join the offer. We joined the Offer that was submitted and are expected to hold approximately 20% of the Consortium. In connection with the submission of the Offer, we recorded related expenses of approximately $0.156 million during the year ended December 31, 2014. At this stage, the PBA and related costs are not material to us. There is no assurance that the Offer will be accepted and under what terms.

Principal Capital Expenditures and Divestitures

During 2012, 2013, 2014 and up to April 1, 2015, we made or expect to make capital expenditures of an aggregate amount of approximately Euro 76.4 million ($82.2 million, based on the U.S. Dollar/NIS exchange rate as at April 1, 2015) in connection with our Italian and Spanish PV Plants, net of penalties due to delay in connection to the national grid of some of the PV Plants and net of approximately $0.8 million assets disposed as a result of panels stolen from one of our PV Plants and invertors damaged due to bad weather conditions in another PV Plant, partially reimbursed by the existing insurance policies in the amount of approximately $0.4 million. Our aggregate capital expenditure in connection with the acquisition of shares in U. Dori Energy Infrastructure Ltd., including the expected exercise of an option to acquire additional shares of U. Dori Energy, increasing our percentage holding to 49%, is approximately $33 million, as of April 1, 2015.

For further information on our financing activities please refer to “Item 4.B: Business Overview” and “Item 5: Operating and Financial Review and Prospects.”

B.           Business Overview

We are in the business of energy and infrastructure and our operations currently mainly include production of renewable and clean energy. We own sixteen photovoltaic plants, or PV Plants, that are connected to their respective national grids and operating as follows: (i) twelve photovoltaic plants in Italy with an aggregate installed capacity of approximately 22.6 MWp, (ii) three photovoltaic plants in Spain with an aggregate installed capacity of approximately 5.6 MWp and (iii) 85% of one photovoltaic plant in Spain with an installed capacity of approximately 2.3 MWp. In addition, we indirectly own 7.5% of Dorad and hold an option to increase our indirect holdings in Dorad under certain conditions to 9.375%. In April 2015 we provided a notice of exercise of an option, which will increase our indirect ownership of Dorad to approximately 9.2%.

PV Plants

Photovoltaic Industry Background

Electric power accounts for a growing share of overall energy use. While a majority of the world’s current electricity supply is generated from fossil fuels such as coal, oil and natural gas, these traditional energy sources face a number of challenges including fluctuating prices, security concerns over dependence on imports from a limited number of countries, and growing environmental concerns over the climate change risks associated with power generation using fossil fuels. As a result of these and other challenges facing traditional energy sources, governments, businesses and consumers are increasingly supporting the development of alternative energy sources, including solar energy.

Solar energy is one of the most direct and unlimited energy sources. It is the underlying energy source for renewable fuel sources, including biomass fuels and hydroelectric energy. By extracting energy directly from the sun and converting it into an immediately usable form, either as heat or electricity, intermediate steps are eliminated.

Global trends in the industry

According to EPIA (European Photovoltaic Industry Association) the solar power market has grown significantly in the past decade and, with at least 38.4 GW of newly-added capacity globally, 2013 was another record-year for photovoltaic installations, compared to 31.1 GW global photovoltaic new installations in 2012. The global PV cumulative installed capacity reached an impressive 138.9 GW at the end of 2013, which represents an increase of approximately 38% compared to the year before. The internationalization trend of PV markets already observed in 2012 accentuated in 2013, with Asia taking the lead over Europe in connection with new PV installations.

While Europe concentrated 74% of the world’s new PV installations in 2011 and 55% in 2012, with more than 10 GW of new capacity installed during the year, it only accounted for 29% of the world’s market in 2013. Asian markets, led by China and Japan (around 11.8 GW and 6.9 GW respectively), partially explain this decrease, as the Asia-Pacific region represented 56% of the 2013 global market new PV installations. European PV markets have experienced a slowdown that in a number of European countries can be explained by governmental retrospective measures that have adversely affected investors’ confidence, as further explained in “Item 4.B: Material Effects of Government Regulations on the PV Plants.” PV remains the third most important renewable energy source in terms of globally installed capacity (after hydro and wind power). PV now covers 3% of the electricity demand in Europe and 6% of the peak electricity demand. For the third year in a row, PV is in the top-2 newly-added generation capacity in Europe, together with wind.

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

Tracker Technology vs. Fixed Technology

As described above, some of our PV Plants use fixed solar panels while others use panels equipped with single or dual axis tracking technology. Tracking technology is used to minimize the angle of incidence between the incoming light and a photovoltaic panel. As photovoltaic panels accept direct and diffuse light energy and panels using tracking technology always gather the available direct light, the amount of energy produced by such panels, compared to panels with a fixed amount of installed power generating capacity, is higher. As the double axis trackers allow the photovoltaic production to stay closer to maximum capacity for many additional hours, an increase of approximately 20% (single) - 30% (dual) of the photovoltaic modules plane irradiation can be estimated. On the other hand, tracker technology requires more complex and expensive operations and maintenance and, as this is a more sophisticated technology, it is exposed to more defects.

Solar Power Benefits

The direct conversion of light into energy offers the following benefits compared to conventional energy sources:

•
Economic - An increase in solar power generation will reduce dependence on fossil fuels. Worldwide demand for electricity is expected to nearly double by 2025, according to the U.S. Department of Energy. In 2014, in the United States about 67% of the electricity generated was from fossil fuels (coal, natural gas, and petroleum). The combination of declining finite fossil fuel energy resources, increasing energy demand is depleting natural resources, which, combined with political instability in certain of the countries that export fuel, generally results in an increase in electricity costs. These factors underscore the need for reliable renewable energy production. Solar power systems are renewable energy sources that rely on the sun as an energy source and do not require a fossil fuel supply. As such, they are well positioned to offer a sustainable long-term alternative means of power generation. Once a solar power system is installed, the cost of generating electricity is relatively stable over the lifespan of the system. There are no risks that fuel prices will escalate or fuel shortages will develop, although cash paybacks for systems range depending on the level of incentives, electric rates, annualized sun intensity, installation costs and derogation in the efficiency of the panels.

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

These benefits have impacted our decision to enter into the solar photovoltaic market. We believe the fluctuations in fuel costs, political instability in certain countries that export fuel, environmental concerns and energy security make it likely that the demand for solar power production will continue to grow. Many countries, including Italy and Spain, have put incentive programs in place that directly spur the installation of grid-tied solar power systems. For further information please see “Item 4.B: Material Effects of Government Regulations on the PV Plants.”

There are several risk factors associated with the photovoltaic market. See “Item 3.D: Risk Factors - Risks Relating to the PV Plants.”

Our Photovoltaic Plants

The following table includes information concerning our PV Plants:

PV Plant Title	Installed Capacity1	Location	Technology of Panels	Connection to Grid	FiT (€/kWh) 2	Revenue in the year ended December 31, 2013 (in thousands)3	Revenue in the year ended December 31, 2014 (in thousands)3
“Troia 8”	995.67 kWp	Province of Foggia, Municipality of Troia, Puglia region, Italy	Fix	January 14, 2011	0.318	$827	$719
“Troia 9”	995.67 kWp	Province of Foggia, Municipality of Troia, Puglia region, Italy	Fix	January 14, 2011	0.318	$832	$739
“Del Bianco”	734.40 kWp	Province of Macerata, Municipality of Cingoli, Marche region, Italy	Fix	April 1, 2011	0.3215	$470	$479
“Giaché”	730.01 kWp	Province of Ancona, Municipality of Filotrano, Marche region, Italy	Duel Axes Tracker	April 14, 2011	0.3215	$656	$549
“Costantini”	734.40 kWp	Province of Ancona, Municipality of Senigallia, Marche region, Italy	Fix	April 27, 2011	0.3215	$531	$512
“Massaccesi”	749.7 kWp	Province of Ancona, Municipality of Arcevia, Marche region, Italy	Duel Axes Tracker	April 29, 2011	0.3215	$652	$601
“Galatina”	994.43 kWp	Province of Lecce, Municipality of Galatina, Puglia region, Italy	Fix	May 25, 2011	0.318	$829	$675

PV Plant Title	Installed Capacity1	Location	Technology of Panels	Connection to Grid	FiT (€/kWh) 2		Revenue in the year ended December 31, 2013 (in thousands)3		Revenue in the year ended December 31, 2014 (in thousands)3
“Pedale (Corato)”	2,993 kWp	Province of Bari, Municipality of Corato, Puglia region, Italy	Single Axes Tracker	May 31, 2011	0.2659		$2,518		$2,295
“Acquafresca”	947.6 kWp	Province of Barletta-Andria-Trani, Municipality of Minervino Murge, Puglia region, Italy	Fix	June 2011	0.2677		$675		$572
“D’Angella”	930.5 kWp	Province of Barletta-Andria-Trani, Municipality of Minervino Murge, Puglia region, Italy	Fix	June 2011	0.2677		$662		$572
“Soleco”	5,923.5 kWp	Province of Rovigo, Municipality of Canaro, Veneto region, Italy	Fix	August 2011	0.2189		$1,520	4	$2,819
“Tecnoenergy”	5,899.5 kWp	Province of Rovigo, Municipality of Canaro, Veneto region, Italy	Fix	August 2011	0.2189		$1,501	4	$2,727
“Rinconada II”5	2,275 kWp	Municipality of Córdoba, Andalusia, Spain	Fix	July 2010	N/A (the FiT for 2013 was 0.322162)6		$1,309		$1,021
“Rodríguez I”	1,675 kWp	Province of Murcia, Spain	Fix	November 2011	N/A	6	$-	7	$434	7
“Rodríguez II”	2,691 kWp	Province of Murcia, Spain	Fix	November 2011	N/A	6	$-	7	$715	7
“Fuente Librilla”	1,248 kWp	Province of Murcia, Spain	Fix	June 2011	N/A	6	$-	7	$353	7

_________________________________
1. The actual capacity of a photovoltaic plant is generally subject to a degradation of 0.5%-0.7% per year, depending on climate conditions and quality of the solar panels.

2. In addition to the FiT payment, our Italian PV Plants are eligible to receive the price paid for the electricity generated by the plant (“ritiro dedicato”) equal to the applicable electricity market price. Until December 31, 2013, Italian PV plants with a capacity under 1 MW were eligible to receive a minimum market price guarantee, as a function of supply and demand, on an hourly basis for different zones within Italy. Resolution no. 618/2013/R/EFR dated December 19, 2013 set a replacement, starting January 1, 2014, of the minimum guaranteed prices with the zonal hourly prices set out for each specific area (so called prezzi zonali orari, i.e. the average monthly price, correspondent to each hour, as resulting from the electric market price on the area where the PV plant is located). In addition, in connection with the regulatory changes in Italy, principally Law 116/2014, which generally provides for a decrease in the FiT guaranteed to existing photovoltaic plants commencing January 1, 2015, we elected to implement the option that entails a decrease of approximately 8% in the FiT. The FiT set forth in the table above represents the updated FiT after this decrease.

3. Due to the expected decrease in the FiT in future years commencing on January 1, 2015 as described in footnote (2) above, these results are not indicative of our results in future periods. These results are also not indicative of future results due to other various factors, including changes in the climate and the degradation of the solar panels. For more information concerning the recent regulatory changes see note 6 to our financial statements included in this annual report.

4. The acquisition of this PV Plant was consummated on June 26, 2013 and therefore revenues for the period prior to consummation of the acquisition are not reflected herein.

5. This PV Plant is 85% owned by us.

6. Due to regulatory changes in Spain, principally RDL 9/2013, which replaced the remunerative regime for owners of a renewable installation, these results are not indicative of our results in future periods. For more information concerning these regulatory changes see “Material Effects of Government Regulations on the Italian PV Plants” below and note 6 to our financial statements included in this annual report.

7. The acquisition of these PV Plants was consummated on September 18, 2014 and therefore revenues for the period prior to consummation of the acquisition are not reflected herein.

photovoltaic plants

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
o
one or more “surface rights agreements” or “lease agreements” with the land owners, which provide the terms and conditions for the lease of land on which the photovoltaic plants are constructed and operated;

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

•
one or more “power purchase agreements” with GSE, specifying the power output to be purchased by GSE for resale and the consideration in respect thereof  or, alternatively, a “power purchase agreements” with a private energy broker, specifying the power output to be purchased for resale and the consideration in respect thereof; and

•
one or more “interconnection agreements” with the Enel Distribuzione S.p.A, or ENEL, the Italian national electricity grid operator, which provide the terms and conditions for the connection to the Italian national grid.

o	with respect to our Spanish PV Plant –
•
Standard “power distribution agreements” with the applicable Spanish power distribution grid company such as Endesa Distribución Eléctrica, S.L.U., or Endesa, or Iberdrola Distribución Eléctrica, S.A.U., or Iberdrola, regarding the rights and obligations of each party, concerning, inter alia, the evacuation of the power generated in the facility to the grid; and

•	Standard “representation agreements” with an entity that will act as the energy sales agent of the PV Principals in the energy market, in accordance with Spanish Royal Decree 436/2004.

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

Our aggregate capital expenditures in connection with our PV Plants is approximately Euro 76.4 million.

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

Currently many EPC companies provide O&M services to photovoltaic plants and we expect that, if required, we will be able to replace some or all of our current O&M Contractors with other contractors and service providers. However, we cannot ensure that if such replacement shall take place we will be able to receive the same terms and warranties from the new contractor. In addition, to the extent the relevant PV Plant received financing from a bank or other financing institution, the applicable financing agreement will generally require that we obtain the financing institution’s approval for the replacement of an O&M contractor.

The former Contractor of four of our photovoltaic plants (Del Bianco, Giache, Constantini and Massaccesi) entered into insolvency proceedings during 2012 that are subject to an arrangement with its creditors. We therefore entered into new O&M agreements with another leading Contractor with effect from February 2014. This leading Contractor also started providing O&M services for two additional Italian PV Plants (Soleco and Tecnoenergy) from September 2014. In connection with the insolvency proceedings of our former Contractor, we enforced the bonds received from the contractor as part of its obligations under the EPC agreements and received an amount of approximately $0.6 million during the year ended December 31, 2013.

The Services

Each O&M Agreement governs the provision of the following services: (i) Subscription Services, which include Preventive Maintenance Services (maintenance services such as cleaning of panels and taking care of vegetation, surveillance, remote supervision of operation and full operational status of the PV Plant) and Corrective Maintenance Services (services to correct incidents arising at the PV Plant or to remedy any anomaly in the operation of the PV Plant), and (ii) Non-Subscription Services, which are all services that are outside the scope of the Subscription Services. In some cases, certain engagement agreements are executed by us directly with service providers (such as internet, security services, etc.).

The Consideration

Based on the range of services offered by the Contractor, the annual consideration for the Subscription Services varies from Euro 19,000 to Euro 45,000 per MWp (reduced to approximately Euro 19,000 to Euro 36,000 with effect from 2015) (linked to the Italian inflation rate or the Spanish Consumer Price Index) for each of the PV Plants, paid in the majority of the PV Plants on a quarterly basis. The Subscription Services fee is fixed and the Contractor is not entitled to request an increase in the price due to the occurrence of unforeseen circumstances. This annual consideration does not include the price of the insurance policies to be obtained by the PV Principal to the extent they have an exposure, including all risk insurance policies.

Contractor’s Obligations, Representations and Warranties

The Contractor’s obligations under the O&M Agreement include, inter alia, the duty to diligently perform the operation and maintenance services in compliance with the applicable law and permits in a workmanlike manner and using the most advanced technologies, to manage the spare parts and replenish the inventory as needed, and to assist the PV Principal and the Financing Entity in dealing with the authorities by providing the necessary information required by such authorities. The Contractor represents and warrants, inter alia, that it holds the necessary permits and authorizations, and that it has the necessary skills and experience to perform the services contemplated by the O&M Agreement.

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

Competition

Our competitors are mostly other entities that seek land and contractors to construct new power plants on their behalf or seek to purchase existing photovoltaic power plants due to the changing regulatory regime relating to newly built photovoltaic plants. The market for solar energy is intensely competitive and rapidly evolving, and many of our competitors who strive to construct new solar power plants have established more prominent market positions and are more experienced in this field. Our competitors in this market include Etrion Corporation (TSX, TO:ETX), Sunflower Sustainable Investments Ltd. (TASE:SNFL), Enlight Renewable Energy Ltd. (TASE:ENLT), Energixs Renewable Energies Ltd. (TASE:ENRG), Allerion Clean Power S.p.A. (ARN.MI), Origis Energy, Foresight Group, NextEra Energy Partners (NYSE:NEP), NRG Yield (NASD:NYLD), Brookfield Renewable Energy Partners (NYSE:BEP), TransAlta Renewables (TSX:RNW), Pattern Energy Group (NASD:PEGI), Abengoa Yield PLC (NASD:ABY), Hannon Armstrong Sustainable Infrastructure (NYSE:HASI), Foresight Solar VCT PLC (LSE:FTSV), NextEnergy Solar Fund Limited (LSE:NESF), Bluefield Solar Income Fund Limited (LSE:BSIF), Infinis Energy PLC (LSE:INFI), The Renewables Infrastructure Group Limited (LSE:TRIG) and TerraForm Power, Inc. (NASD:TERP). If we fail to attract and retain ongoing relationships with solar plants developers, we will be unable to reach additional agreements for the development and operation of additional solar plants, should we wish to do so.

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

The Italian PV Plants rely on three AUs, three DIAs and six Building Permits. Pedale is the PV Plant that relies on the AU. Please see below for more information on the suspension of Pedale’s AU.

 (ii)      Connection to the National Grid

The procedures for the connection to the national grid are provided by the Authority for Electric Energy and Gas, or AEEGSI. Currently, the procedure to be followed for the connection is regulated by the AEEGSI Resolution no. 99 of 2008 (Testo Integrato delle Connessioni Attive, or TICA) which replaces previous legislation and has subsequently been integrated and partially amended by AEEGSI Resolutions no. 124/2010 and 125/2010. According to TICA, an application for connection must be filed with the competent local grid operator, after which the latter notifies the applicant the estimated time for connection, or STMC. The STMC shall be accepted within 45 days of issuance. However, in order for the authorization to the connection to become definitive, all relevant authorization procedures (such as easements, ministerial nulla osta, etc.) must be successfully completed.

There are three alternative modalities to sell electricity:

•	by way of sale on the electricity market (Italian Power Exchange IPEX), the so called “Borsa Elettrica”;

•	through bilateral contracts with wholesale dealers; and

•
via the so-called “Dedicated Withdrawal Plant” introduced by AEEGSI Resolution no. 280/07 and subsequent amendments. This is the most common way of selling electricity, as it affords direct and quick negotiations with the national energy handler (GSE), which will in turn deal with energy buyers on the market. We sell electricity though this method.

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

However, on March 26, 2010 Regional Law no. 31/2008 was annulled by the Constitutional Court in so far as, contrary to what is set forth in Legislative Decree no. 387/2003, it increases up to 1 MWp the maximum power threshold (20 kW) established by Law no. 244/2007 for application of the DIA procedure. DIA issued according to Regional Law no. 31/2008 can therefore be voided on the basis of the Constitutional Court judgment provided that they are successfully challenged by a third party having an interest or by the administrative bodies acting in self-protection (“autotutela”). As noted above, three of the PV Plants rely on DIAs that were issued under Regional Law 31/2008; however, as those PV Plants are already built and have been operating for the past years, the period for a challenge by third parties or administrative bodies are deemed to have expired.

By Regional Law no. 25, issued on September 24, 2012, further regulations have been introduced particularly with the aim of implementing the Romani Decree provisions at regional level. In particular, Regional Law no. 25:

(i)	confirmed and further regulated the provisions of the Circolare no. 38/8763 regarding the cluster issue;
(ii)
implemented and extended the provisions of the Romani Decree by providing that the PAS applies to photovoltaic plants with power up to 200 kWp, and in particular cases (contaminated areas such as industrial areas, dumps and quarries), up to 1 MWp; and

(iii)	provided new requirements as to the procedure of application for the AU, including the requirement to submit an audited business plan together with the application.

Regional regulation applicable to the Veneto Region

The authorization procedure

Regional Committee Resolution (Delibera di Giunta Regionale) no. 2204/2008, as amended by Regional Committee Resolution no. 1192/2009, provides that photovoltaic plants with installed capacity higher than 20 kW are subject to the AU to be issued by the urban department (direzione urbanistica) of the Veneto Region. Moreover, Regional Committee Resolution no. 2373/2009 includes detailed rules about the AU procedure and specifies all the necessary documents to be filed with the Veneto Region. The procedure is compliant with the AU procedure promulgated under the national regulation (Legislative Decree no. 387/2003 and subsequent amendments). Furthermore, Regional Law no. 10/2010 remarks that the construction of ground-based photovoltaic plants with installed capacity higher than 20 kW and that permits from more than one administrative entity, is subject to the AU.

The VIA/VINCA procedures

Pursuant to Regional Law no. 10/1999 as implemented by Regional Committee Resolutions nos. 308/2009, 327/2009, 2373/2009 and 4145/2009, a screening procedure is required for ground-based photovoltaic plants with installed capacity higher than 1 MW. This screening procedure is similar to the correspondent screening procedure set out by Legislative Decree no. 152/2006 and subsequent amendments and integrations, which must be carried out in order to determine whether the project is subject to the environmental impact assessment procedure (so-called VIA procedure, as described above).

Moreover, all projects which are located on SIC/ZPS areas (rete natura 2000) or which have a negative impact on the SIC/ZPS areas are subject to the VINCA procedure (valutazione di incidenza ambientale). Pursuant to Regional Committee Resolution no. 3173/2006, which has implemented Presidential Decree no. 357/1997, as further amended, the VINCA procedure consists of two main phases: (i) the screening phase; and (ii) the actual environmental impact assessment phase. During the first of the two mentioned phases, in order to assess whether a project negatively affects SIC/ZPS areas, an environmental report must be submitted to the Veneto Region. In addition, at the end of the above procedure, a qualified expert must state if the project implies negative effects on the SIC/ZPS areas. Should the project have negative impact, the VINCA procedure is required. Conversely, should the project not have negative effects, the VINCA procedure is not necessary. With respect to the Veneto PV Plants, after the first phase it was determined that the VINCA procedure was not necessary.

Authorizations for construction and operation of electricity lines

The Veneto Region adopted Regional Law 24/1991 to regulate the necessary authorizations for the construction and operation of electricity lines and plants whose voltage is no higher than 150,000 V. According to Regional Law 11/2001, the authority to issue the authorizations for the construction and operation of electricity lines whose voltage is not higher than 150,000 V has been transferred to the provinces. Regional Law 24/1991 provides two different procedures: (i) the ordinary procedure, which is regulated by article 4; and (ii) the simplified procedure, which is regulated by article 5. Under the ordinary procedure, the competent province, after having obtained all the permits/nulla osta necessary to build the electricity line from the relevant entities, issues a final authorization. Under the simplified procedure, according to article 5 of Regional Law 24/1991, the applicant files the authorization request attaching thereto all the permits/nulla osta with the competent province and the construction of the electricity line is deemed authorized in the event the province does not reply within 60 days (so called “implied consent”). Moreover, according to article 7 of Regional Law 10/2010, should an electricity line fall within the territory of a single municipality, the latter will be the competent entity in charge of the relevant authorization procedure.  In any case, the AU also includes the authorization for the construction and operation of the grid connection lines and plants. The Veneto PV Plants have electricity lines that are subject to this regional legislation.

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

Pursuant to Ministerial Decree dated August 6, 2010, or the Third Conto Energia, a fixed FiT is granted for a period of 20 years from the date on which the plant is connected to the grid in relation to plants that entered into operation from January 1, 2011 through December 31, 2013. The FiT provided for by the Third Conto Energia are as follows:

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

The plants that entered into operation in 2012 and 2013 were granted the tariff referred to in column C above deducted by 6% each year.

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

Such provisions do not apply to ground mounted PV plants installed on agricultural lands provided either that they have been admitted to incentives within the date of entry into force of the Romani Decree, or the authorization for the construction of the PV plant was obtained, or the application there for submitted, by January 1, 2011; and provided that in any case the PV plant commences operations within one year from the date of entry into force of the Romani Decree. However, all PV Plants have already been connected to the national grid and have already been awarded the incentives agreed under the relevant EPC Contract.

As an implementation to the Romani Decree, a new Decree was issued on 5 May 2011, or the Fourth Conto Energia, setting out the new FiT for PV plants that entered into operations after May 31, 2011.

The three following tables provide the FiT that applied to PV plants entering into operations from June 1, 2011 until December 31, 2012 on the basis of the Fourth Conto Energia:

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

The following table provides the FiT and the relevant reduction, which applied to PV plants which entered into operation after December 31, 2012 on the basis of the Fourth Conto Energia.

	PV plants on building		Other PV plants
	Omni-comprehensive tariff	Auto-consumption premium	Omni-comprehensive tariff	Auto-consumption premium
	[€/kWh]	[€/kWh]	[€/kWh]	[€/kWh]
1≤P≤3	0.375	0.230	0.346	0.201
3<P≤20	0.352	0.207	0.329	0.184
20<P≤200	0.299	0.195	0.276	0.172
200<P≤1000	0.281	0.183	0.239	0.141
1000<P≤5000	0.227	0.149	0.205	0.127
P>5000	0.218	0.140	0.199	0.121

In the first quarter of 2012, the Liberalizzazioni Decree was adopted. Article 65 of the Liberalizzazioni Decree, inter alia, provides that ground based PV plants located in agricultural areas cannot be granted the FiT provided by the Romani Decree, unless they: (i) obtained the authorization for the construction of the PV plant or filed the application for the authorization by March 25, 2012 (i.e., the date of entry into force of the Decree conversion law), (ii) commenced operations by September 21, 2012 (i.e, 180 days of the date of entry into force of the Decree conversion law), and (iii) complied with the Romani Decree requirements set forth above with respect to the power capacity of the plant, the distance between the PV plants and the percentage coverage of agricultural land of the PV plant. This provision applies the Romani Decree requirements to PV plants that were already authorized or applied for authorization by March 25, 2012 (while other PV plants will not be eligible for incentives). However, Article 65 of the Liberalizzazioni Decree also provides (by way of reference to the Romani Decree) that the incentive be granted to PV plants that do not meet the requirements in preceding item (iii) if they have obtained the authorization for the construction of the PV plant or filed the application for the authorization by January 1, 2011, provided that they commenced operations within 60 days of March 25, 2012. This in particular applies to the Acquafresca and D’Angella Plants, which applied for the authorization prior to January 1, 2011 and already commenced operations.

The Fourth Conto Energia has been replaced by a new decree effective July 11, 2012, also known as Fifth Conto Energia. The Fifth Conto Energia is the last law of this type and sets out a new system of incentives granted to plants fed by renewable energy sources and, with some exceptions, applies to photovoltaic plants that commenced operations starting from August 27, 2012. The main provisions introduced by the Fifth Conto Energia are:

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

The Fifth Conto Energia provided that it shall cease to be effective 30 days after the communication by the Italian Energy Authority that a cumulative amount equal to 6.7 billion Euros of annual cost for incentives granted to photovoltaic plants has been reached. In June 2013, AEEGSI announced that the overall annual expense cap of €6.7 billion for incentive payments payable to PV had been reached.  As a consequence, the Fifth Conto Energia ceased to apply on July 6, 2013, and until new incentive plans will be formulated, Italy will not subsidize any new installations, excluding minor exempted projects.

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

Recent innovations regarding the Italian incentive system and the electric energy sale price

(i)           The so called “Fare 2” Decree

The Ministry of Economic Development issued a draft of decree, or the Fare 2 Decree, which provided measures aimed at reducing the cost of energy for consumers.

Thereafter, such measures have been incorporated in a law proposal ancillary to the so called “Stability law” (i.e. the budget law to be approved on an annual basis to comply with European Union financial requirements).  The abovementioned Fare 2 Decree has been replaced by another decree named Destinazione Italia, which was approved as a Law Decree by the Government and converted into Law n. 9, dated February 21, 2014.

This decree does not differ from the Fare 2 Decree as to the matters set forth above, and provides, in particular:

•
a measure consisting of granting the option to access a new revised incentive plan. This specific provision applies to producers of renewable energy and owners of plants to which the ”all-inclusive tariff” (tariffa omnicomprensiva) or certain “Green Certificates” (certificati verdi) apply and provides an alternative incentive system for production of renewable energy, which can be activated voluntarily on demand of each producer. The latter must choose either to continue maintaining the same incentive regime for the remaining period of duration of the plan, or access a new plan, enforced for the remaining duration of the plan extended by 7 years, but with a correspondent reduction in the nominal amount of the incentive, in a percentage which varies based on, inter alia, the remaining duration of the plan and the type of energy source.

•
a replacement, starting from January 1, 2014, of the minimum guaranteed prices currently foreseen under the Italian mandatory purchase regime with the zonal hourly prices set out for each specific area (so called prezzi zonali orari, i.e. the average monthly price, correspondent to each hour, as resulting from the electric market price on the area where the PV plant is located). The replacement of minimum guaranteed prices with zonal prices applies to PV plants exceeding 100kWp.

Based on the above mentioned provision the minimum guaranteed prices for energy produced by renewable energy sources have been abolished and the prices that are awarded to such plants are equal to the hourly zonal prices.

On February 26, 2014, GSE published the following new rules regarding the conditions for access to the minimum prices for photovoltaic plants. Therefore, commencing January 1, 2014, the minimum prices as defined by AEEGSI, are equal to:

o	For photovoltaic plants with an installed capacity of up to and including 100 kW – the minimum price, as defined by AEEGSI; and

•	For photovoltaic plants with installed capacity higher than 100 kW – the hourly zonal price.

(ii)	Minimum Guaranteed Prices determined by AEEGSI

AEEGSI opinion n. 483/2013

In parallel with the above-described legislative procedure, on October 31, 2013, AEEGSI (i.e., the Italian authority for electric energy) issued a document whereby it started a consultation process aimed at re-determining the amount of the minimum guaranteed prices from which electric energy produced through renewable sources currently benefit under the mandatory purchase regime.

This document illustrates the current regime of minimum guaranteed prices and identifies possible issues with respect to which other interested entities may set forth their position.

In such document AEEGSI identifies (based on a quantification of standard operational costs) Euro 0.0378/Kwh as the price that could be guaranteed to PV plants with nominal power higher than 20kWp, without any progressive diversification (as currently applying in 2013, from Euro 0.106/Kwh for the first 3,750 Kwh annual production, through Euro 0.0952/Kwh for annual production of electricity up to 25 MWh, and until Euro 0.0806/Kwh for annual production of electricity up to 2,000 Mwh) and provided that should such price be lower than the zonal hourly price, the zonal hourly price shall apply.

AEEGSI Resolution n. 618/2013

On December 19, 2013 AEEGSI issued a new resolution, determining the new reduced minimum guaranteed prices applicable as of January 1, 2014, by means of the amendment of AEEGSI Resolution n. 280/2007. However, such resolution has been challenged before the administrative Court (TAR Lombardia) by an organization of renewable energy producers (AssoRinnovabili). The decision is still pending.

(iii)	AAEG resolution 36/E on depreciation of PV Plants

Resolution n. 36/E dated December 19, 2013, highlighted, that, in case of plants qualified as real estate (which is the case of all of our Italian PV Plants), the depreciation rate for tax purposes will be the same as the depreciation rate for “industry manufacturer” (i.e. 4%).

(iv)	Imbalance costs under AEEGSI Resolution n. 281/2012

On January 1, 2013 AEEGSI Resolution n. 281/2012 (subsequently also implemented by Resolution n. 343/2012), or the AEEGSI Resolution, entered into force, aiming at charging the PV plant owners with the costs relating to the electric system (so called “imbalance costs”) that are the result of an inaccurate forecast of the production of electric energy, particularly in cases in which the owner is party to the mandatory purchase regime with GSE.

Such costs are mainly due to the fact that under the mandatory purchase regime GSE buys electric energy on the basis of a production forecast that may not be fully accurate; such circumstance causes the GSE to bear costs in connection with the re-sale of electric energy on the market; before Resolution n. 281/2012, such costs were borne by final consumers.

In order to transfer such costs to the owners of the PV plants, AEEGSI Resolution n. 281/2012 has mainly provided two types of measures:

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

On June 24, 2013, the administrative Court of the Lombardia Region annulled the parts of AEEGSI Resolution relating to the imbalance costs as the AEEGSI Resolution should apply to programmable sources which should have a different treatment than non-programmable renewable energy sources, such as photovoltaic plants.

This judgment was challenged on September 11, 2013 by AEEGSI before the Consiglio di Stato (the Italian supreme administrative Court), which, on an interim basis reinstated the provisions of Resolution n. 281/2012/R/efr by suspending the effectiveness of the administrative court decision, with the exception that, for non-programmable plants, a deductible of 20% on the imbalance shall apply (i.e., imbalance costs shall be paid only if the forecast inaccuracy exceeds 20%).

Following the interim judgment, as of January 1, 2015, AEEGSI reviewed the provisions regarding imbalance costs for non-programmable renewable energy sources. In particular, AEEGSI considered it advisable to provide that beneficiaries of the dispatchment (i.e. of the management of the energy transferred into the national grid and its distribution) may choose, for each of the dispatchment points owned, between two different criteria for the determination of imbalancing costs:

1.
application of the actual imbalancing (i.e., the difference, hour by hour, between the measurement of the energy delivered/withdrawn into the grid in one day and the final delivery/withdrawal program as a consequence of the closing of the Electrical Markets and the Dispatchment Services Market).

In other words, based on the first option, production units powered by non-programmable renewable energy are subject to the same criteria of determination of imbalancing (regolazione di valorizzazione degli sbilanciamenti) applicable to the programmable ones.

2.	sum of three components, which are a result of the application:

•	to the actual imbalancing which falls within the tolerated thresholds of the price equal to that provided under section 40.3 of Resolution AEEGSI SI 111/06, as amended by Resolution 522/2014/R/eel;
•	to the actual imbalancing exceeding the tolerated thresholds of the price equal to that provided under section 30.4(b) of Resolution AEEGSISI 111/06, as amended by Resolution 522/2014/R/eel.
These two amounts must be calculated pursuant to specific technical formulas.

•
to the actual imbalancing which falls within the tolerated thresholds, considered as an absolute value, of an imbalancing price  equal to the area quota. The area quota must be intended as the ratio between the imbalancing costs which have not been allocated pursuant to the two aforementioned points and the sum of the absolute values of imbalancing costs, which fall within the tolerated thresholds.

This second option, therefore, provides the application of tolerance thresholds to the amended and corrected binding program, which are differentiated by source (in particular, 31% of the program for solar energy), so that all imbalancing costs are allocated among producers of energy through non-programmable sources.

As in the previous regulation, AEEGSI provided that for both production units subject to the ritiro dedicato regime and those who applied to the fixed omni-comprihensive tariff, imbalancing costs and the counter-value deriving from participation in the daily market (“mercato infragiornaliero” or “MI”) are transferred from GSE to the same producers pursuant to the provisions defined by GSE under its Technical Rules.

(v)	Law 116/2014 on the tariff cuts

In August 2014, law 116/2014 (so called “spalma incentivi”), providing for a decrease in the FiT guaranteed to existing photovoltaic plants with nominal capacity of more than 200 kW, or Law 116/2014, was approved by the Italian Parliament. Pursuant to Law 116/2014, operators of existing photovoltaic plants, such as Ellomay, which received a guaranteed 20-year FiT under current Italian legislation, were required to choose between the following four alternatives:

(i)
a reduction of 8% in the FiT for photovoltaic plants with nominal capacity above 900 kW, a reduction of 7% in the FiT for photovoltaic plants with nominal capacity between 500 kW and 900 kW and a reduction of 6% in the FiT for photovoltaic plants with nominal capacity between 200 kW and 500 kW (i.e., out of the twelve Italian photovoltaic plants owned by us, eight would be subject to a reduction of 8% in the FiT and four would be subject to a reduction of 7% in the FiT);

(ii)
extending the 20-year term of the FiT to 24 years with a reduction in the FiT in a range of 17%-25%, depending on the time remaining on the term of the FiT for the relevant photovoltaic plant, with higher reductions applicable to photovoltaic plants that commenced operations earlier (based on the remaining years in the initial guaranteed FiT period of our existing Italian photovoltaic plants, the expected reduction in the FiT for the our photovoltaic plants would have been approximately 19%);

(iii)
a rescheduling in the FiT so that during an initial period the FiT is reduced and during the second period the FiT is increased in the same amount of the reduction with the goal to guarantee an annual saving of at least Euro 600 million by the Italian public between 2015 and 2019, assuming all photovoltaic operators opt for this alternative); or

(iv)
the beneficiaries of FiT incentive schemes can sell up to 80% of the revenues deriving from the incentives generated by the photovoltaic plant to a selected buyer to be identified among the top EU banks. The selected buyer will become eligible to receive the original FiT and will not be subject to the changes set forth in alternatives (i) through (iii) above.

The photovoltaic plant operators were required to make a choice by November 30, 2014, with effect commencing January 1, 2015. Operators that did not make a choice became automatically subject to the first option.

We chose the first option for our Italian PV Plants. Therefore, effective as of January 1, 2015 the FiT for eight of our Italian PV Plants has been cut by 8% (with respect to Adria I, Adria II, Pedale, Acquafresca, D’Angella, Troia 8, Troia 9, Galatina) and the FiT for our remaining four Italian PV Plants has been cut by 7% (with respect to Giacchè, Massaccesi, Costantini, Del Bianco).

The operators that will choose one of the alternatives set forth in (i) - (iii) above can benefit from governmentally subsidized lines of credit or guarantees, for a maximum amount equal to the difference between the incentive due as of December 31, 2014 and the rescheduled incentive under the alternative chosen. The guarantee or line of credit will be made available by Cassa depositi e prestiti, a financing institution controlled by the Italian government, according to criteria that will be determined by a specific decree, as described in detail under paragraph (iii) below.

Implementing decrees

The Ministry of Economic Development, issued several implementing decrees in connection with the new provisions on electrical bills reduction detailed above, approved with Law 116/2014.

(i)	The decree on the payment terms by GSE

Article 26, paragraph 2 of Law 116/2014, provides that the incentives will be paid through equal monthly installments in an amount of 90% of the average production of each plant in the relevant solar calendar year. GSE calculates the balance due based on the effective production before June 30th of the previous year. This provision has been implemented by the Italian Ministry of the Economic Development through a decree dated October 16, 2014. Other than the annual advance payment by GSE, equal to 90% of the total annual average production, determined based on the actual energy produced during the previous year and paid within 60 days commencing from the communication of the production data or, in any case, by June 30th of each year, this decree also determines the criteria for the determination of the advance, the verifications that GSE must carry out and the timing of payments, which varies according to the specific type of plant.

(ii)	Decree on option (iii) – rescheduling of the FiT over 20 years

On October 17, 2014, pursuant to article 26, paragraph 3(b) of Law 116/2014, the Italian Ministry of Economic Development issued a Ministerial Decree implementing the option described under (iii) above under Law 116/2014, based on the rescheduling of the FiT throughout the 20-year initial period.

In particular, the abovementioned Decree provides that, without prejudice for the original 20-year period, for a first period (i.e. from 2015 to 2019) the FiT will be reduced and will then be increased by the same amount of the reduction during the second period. The redetermination of the FiT shall take place in compliance with the criteria set forth in Annex 1 attached to this Ministerial Decree.

None of our Italian PV Plants opted for this option.

(iii)	CDP Decree

On December 29, 2014, the Italian Ministry of Economic Development published a decree regarding the guarantee/line of credit that the Italian Government will grant Cassa Depositi e Prestiti, or CDP pursuant to art. 26, par. 5 of Law 116/2014. This decree was issued in order to allow the CDP to finance those banks that will be granting energy producers a new financing in order to cover the costs related to the new amended tariffs, regardless of the option chosen by the producer with respect to producers who chose one of the first three options.

In particular, the Italian Government guarantees 80% of the amount (that includes principal and interests) of each guarantee that CDP issues in favor of economically and financially sound banks that provide financing to economically and financially sound producers. A bank/producer is considered “economically and financially sound” pursuant to the definitions set forth by the European Commission.

The Government’s guarantee could be enforced by CDP: (i) within 6 months starting from the expiry of the terms foreseen under the financial agreements, in case of default of the reimbursement; or (ii) within 6 months starting from the payment released by CDP following the enforcement by the guaranteed bank.

The Italian Ministry of Economic Development will pay CDP after an evaluation of the specific case. Following the payment, the Italian Ministry of Economic Development will acquire all rights held by CDP towards the first debtor for the amounts paid.

Material Effects of Government Regulations on the Spanish PV Plants

The new Spanish general legal framework applicable to renewable energies

The legal and regulatory framework applicable to the production of electricity from renewable energy sources in Spain has been modified by Royal Decree-law 9/2013, dated July 12, 2013, due to the adoption of several urgent measures in order to ensure the financial stability of the power system, or RDL 9/2013, eliminating the former “Special Regime” and feed-in-tariff established by Royal Decree 661/2007 and Royal Decree 1578/2008 and establishing the basis of the new remuneration scheme applicable to renewable energies called the “Specific Remuneration” regime.

Specific Remuneration includes two components to be paid on the top of the electricity market price: (i) an “investment retribution” sufficient to cover the investment costs of a so-called “standard facility” – provided that such costs are not fully recoverable through the sale of energy in the market, and (ii) an “operational retribution” sufficient to cover the difference, if any, between the operational income and costs of a standard plant that participates in the market.

The Specific Remuneration provides that commencing July 13, 2013 all PV plants currently in operation, including our Spanish PV Plants, were no longer entitled to receive the applicable feed-in tariff for renewable installations but rather became entitled to receive the Specific Remuneration.

The basic concept of the Specific Remuneration contained in RDL 9/2013 was confirmed by the new Power Act (Law 24/2013, of December 26, 2013) and further developed by the following regulations:

1.	Royal Decree 413/2014 which regulates electricity generation activity using renewable energy sources, cogeneration and waste, or RD 413/2014.

2.	Order IET/1045/2014 approving the retribution parameters for certain types of generation facilities of electricity from renewable energy sources, cogeneration and waste facilities, or Order 1045/2014.

Pursuant to RD 413/2014 and Order 1045/2014, the calculation of Specific Remuneration is made as follows:

a)
The Specific Remuneration is calculated by reference to a “standard facility” during its “useful regulatory life”. Order 1045/2014 has characterized the existing renewable installations into different categories (referred to as IT-category). These categories were created taking into account the type of technology, the date of the operating license and the geographical location of renewable installations.

The Specific Remuneration is not calculated independently for each power installation. It is calculated based on the inclusion of each exiting installations in one of the new formulated IT-categories  and, as a result of such inclusion, is based on the retribution assigned to that particular IT-category.

b)	According to RD 413/2014, the calculation of the Specific Remuneration of each IT-category shall be performed taking into account the following parameters:

(i).	The standard revenues for the sale of energy production, valued at the production market prices;
(ii).	The standard exploitation costs;
(iii).
The standard value of the initial investment. For this calculation, only those costs and investments that correspond exclusively to the electricity production activity will be taken into account. Furthermore, costs or investments determined by administrative rules or acts that do not apply throughout Spanish territory will not be taken into account.

c)
Order 1045/2014 established the relevant parameters applicable to each IT-category. Therefore, in order to ascertain the total amount of the Specific Remuneration applicable to a particular installation it is necessary to (1) identify the applicable IT-category and (2) integrate in the Specific Remuneration formula set forth in RD 413/2014 the economic parameters established by Order 1045/2014 for the relevant IT-category.

d)
The Specific Remuneration is calculated for regulatory periods of six years, each divided into two regulatory semi-periods of three years. The first Regulatory Period commenced July 14, 2013 and terminates December 31, 2019.

e)
The Specific Remuneration is designed to ensure a “reasonable rate of return” or profitability that during the first regulatory period (i.e., until December 2019) shall be equivalent to a Spanish 10-year sovereign bond calculated as the average of stock price in the stock markets during the months of April, May and June 2013, increased by 300 basis points (approximately 7.5%).

f)
Pursuant to RD 413/2014, the revenues from the Specific Remuneration are set based on the number of operating hours reached by the installation in a given year and adjusted to electricity market price deviations. Furthermore, the economic parameters of the Specific Remuneration might be reviewed by the Spanish government at the end of a regulatory period or semi-period, however the standard value of the initial investment and the useful regulatory life will remain unchanged for the entire Regulatory Useful Life of the installation, as determined by Order 1045/2014-.

Please note that the update of the Specific Remuneration is carried out by reference to the IT-categories with the sole exception of the adjustment of annual revenues from the Specific Remuneration as a result of the number of Equivalent Operating Hours. This update is made installation by installation by the National Markets and Competition Commission.

The obligation to finance the tariff deficit

Pursuant to the new Power Act (Law 24/2013), renewable installations are required to finance future tariff deficits whereas pursuant to the former Power Act, the tariff deficit was only financed by five vertically integrated companies (Iberdrola, Endesa, E.On, Gas Natural Fenosa and Hidrocantábrico). Following the new legislation, in the event there is a temporary deviation between revenues and costs of the electricity system on any given monthly settlement, this deviation shall be borne by all the companies participating in the settlement system (including renewable facilities).

New taxation of the income from generation of electricity

The Spanish Parliament enacted the Law 15/2012, dated December 27, 2012, or Law 15/2012, on fiscal measures for the sustainability of the energy sector, which entered into force on January 1, 2013. Law 15/2012 sets forth a new tax on energy generation of 7% from the total amount received.

Rinconada II

Rinconada II is fully commissioned and commenced receiving the Specific Remuneration on July 13, 2014 as set forth in RDL 9/2013. In particular, Rinconada II has been included in IT-category 00431 which refers to photovoltaic solar plants with the following characteristics:

•	Commissioning date in year 2010;
•	Solar zone number IV (i.e. photovoltaic installations that are located in Córdoba -Zone IV- which has a capacity of 1,632 equivalent hours of production for a fixed project);
•	With fixed structures; and
•	Former applicable feed-in tariff corresponding to second quarter of 2009.

The new tax on energy generation set forth in Law 15/2012 is fully applicable to Rinconada II. The taxpayers are Ellomay Spain, S.L. and the 21 Spanish affiliates entirely owned by Ellomay Spain, S.L.

Rodríguez I and II

Rodríguez I and Rodríguez II are fully commissioned and commenced receiving the Specific Remuneration on July 14, 2013 as set forth in RDL 9/2013. In particular, Rodríguez I and Rodríguez II have been included in IT-category 00465 which refers to photovoltaic solar plants with the following characteristics:

•	Commissioning date in year 2011;
•	Solar zone number V (i.e. photovoltaic installations that are located in Lorca - Zone _V - which has a capacity of 1,753 equivalent hours of production for a fixed project);
•	With fixed structures; and
•	Former applicable feed-in tariff corresponding to the third quarter of 2010.

The new tax on energy generation set forth in Law 15/2012 is fully applicable to Rodríguez I and Rodríguez II. The taxpayer is Rodríguez I Parque Solar, S.L and Rodríguez II Parque Solar, S.L., respectively.

Fuente Librilla

Fuente Librilla is fully commissioned and commenced receiving the Specific Remuneration on July 14, 2013 as set forth in RDL 9/2013. In particular, Fuente Librilla has been included in IT-category 00453 which refers to photovoltaic solar plants with the following characteristics:

•	Commissioning date in year 2011;
•	Solar zone number V (i.e. photovoltaic installations are located in Mula - Zone _V_- which has a capacity of 1,753 equivalent hours of production for a fixed project);
•	With fixed structures; and
•	Former applicable feed-in tariff corresponding to the first quarter of 2010.

The new tax on energy generation set forth in Law 15/2012 is fully applicable to Fuente Librilla. The taxpayer is Seguisolar, S.L.

Dori Energy and the Dorad Power Plant

General

U. Dori Energy Infrastructures Ltd., or Dori Energy, is an Israeli private company in which we currently hold 40%. The remaining 60% is currently held by U. Dori Group Ltd., or the Dori Group. Dori Energy’s main asset is its holdings of 18.75% of Dorad.

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

Ellomay Energy was also granted an option to acquire additional shares of Dori Energy, or the Dori Option, which, if exercised, will increase Ellomay Energy’s percentage holding in Dori Energy to 49% and, subject to the obtainment of certain regulatory approvals – to 50%. The first option is exercisable starting from issuance and shall expire within twelve (12) months following the completion and delivery of the power plant and the second option shall commence at this date and expire within 2 years following the completion and delivery of the power plant. The exercise price of the options is NIS 2.4 million for each 1% of Dori Energy's issued and outstanding share capital (on a fully diluted basis). In April 2015, we provided Dori Energy a notice of exercise of the first option. For more information, see “Item 4.A: Information on Ellomay - History and Development of Ellomay.”

Concurrently with the execution of the Dori Investment Agreement, Ellomay Energy, Dori Energy and Dori Group also entered into the Dori SHA that became effective upon the Dori Closing Date. The Dori SHA provides that each of Dori Group and Ellomay Energy is entitled to nominate two directors (out of a total of four directors) in Dori Energy. The Dori SHA also grants each of Dori Group and Ellomay Energy with equal rights to nominate directors in Dorad, provided that in the event Dori Energy is entitled to nominate only one director in Dorad, such director shall be nominated by Ellomay Energy for so long as Ellomay Energy holds at least 30% of Dori Energy. The Dori SHA further includes customary provisions with respect to restrictions on transfer of shares, a reciprocal right of first refusal, tag along, principles for the implementation of a BMBY separation mechanism, special majority rights, etc.

Dori Energy’s representative on Dorad’s board of directors is currently Mr. Hemi Raphael, who is also a member of our Board of Directors.

The Dorad Power Plant

Other than information relating to Dori Energy, the disclosures contained herein concerning the Dorad Power Plant are based on information received from Dorad and other publicly available information.

Dorad currently operates the Dorad Power Plant, a combined cycle power plant based on natural gas, with a production capacity of approximately 850 MW, located south of Ashkelon, which is currently the largest private plant in Israel. The Dorad Power Plant was constructed as a turnkey project, with the consideration denominated in US dollars and commenced commercial operations on May 2014. Dorad is leasing the land from the Eilat-Ashkelon Pipeline Company (EAPC for the construction period and for a period of 24 years and 11 months following the commencement of commercial operations of the Dorad Power Plant.

The electricity produced by the Dorad Power Plant is sold to end-users throughout Israel and to the Israeli National Electrical Grid. The transmission of electricity to the end-users is done via the existing transmission and distribution grid, in accordance with the provisions of the Electricity Sector Law and its Regulations, and the Standards and the tariffs determined by the Public Utility Authority - Electricity. The existing transmission and delivery lines are operated by the IEC, which is the only entity that holds a license to operate an electricity system in Israel. The Dorad Power Plant is based on combined cycle technology using natural gas. The combined cycle configuration is a modern technology to produce electricity, where gas turbines serve as the prime mover. After combustion in the gas turbine to produce electricity, the hot gases from the gas turbine exhaust are directed through an additional heat exchanger to produce steam. The steam powers a steam turbine connected to a generator, which produces additional electric energy. The Dorad Power Plant is comprised of twelve natural gas turbines, each with an installed capacity of 50 MWp and two steam turbines, each with an installed capacity of 100 MWp. These turbines can be turned on and off quickly, with no losses in energy efficiency, which provides operational flexibility in accordance with the expected needs of customers and the IEC, calculated based on a proprietary forecasting system implemented by Dorad.

The other shareholders in Dorad are Eilat Ashkelon Infrastructure Services Ltd. (37.5%) and Edelcom Ltd. (18.75%), both Israeli private companies, and Zurlu Enerji Elektrik Uretim A.S. (25%), a publicly traded Turkish company. Dorad’s shareholders, including Dori Energy, are parties to a shareholders agreement that includes customary provisions, including a right of first refusal, arrangements in connection with the financing of Dorad’s operations, certain special shareholder majority requirements and the right of each shareholder holding 10% of Dorad’s shares to nominate one member to Dorad’s board of directors. As noted above, pursuant to the Dori SHA, we are currently entitled to recommend the nomination of the Dorad board member on behalf of Dori Energy.

Dorad entered into a credit facility agreement with a consortium led by Bank Hapoalim Ltd., or the Dorad Credit Facility, and financial closing of the Dorad Power Plant was reached on November 29, 2010, with the first drawdown received on January 27, 2011. The Dorad Credit Facility provides that the consortium will fund up to 80% of the cost of the project, with the remainder to be funded by Dorad’s shareholders. The funding is linked to the Israeli consumer price index and bears interest at a rate that is subject to updates every three years based on Dorad’s credit rating (Dorad received an “investment grade” rating, on a local scale). The current interest rate is approximately 5.5%. The funding is repaid (interest and principal) in semi-annual payments, commencing six months of the commencement of operations of the Dorad Power Plant and for a period of 17 years thereafter. The Dorad Credit Facility further includes customary provisions, including early repayment under certain circumstances, fixed charges on Dorad’s assets and rights in connection with the Dorad Power Plant and certain financial ratios, which Dorad is in compliance with as of December 31, 2014. In connection with the Dorad Credit Facility, Dorad’s shareholders (including Dori Energy) undertook to provide guarantees to certain customers, to the IEC and to various suppliers and service provides of Dorad and also undertook to indemnify Dorad and the consortium in connection with certain expenses, including payments to customers due to delays in the commencement of operations, payment of liquidated damages to the construction contractors in the event of force majeure and certain environmental hazards. The aggregate investment of Dorad in the construction of the Dorad Power Plant as of December 31, 2014 was approximately NIS 4,708 million (approximately $1,210.5 million) The Dorad Credit Facility provides for the establishment of the project’s accounts and determines the distribution of the cash flows among the accounts. In addition, the Dorad Credit Facility includes terms and procedures for executing deposits and withdrawals from each account and determines the minimum balances in each of the capital reserves.

As of April 1, 2015, Dori Energy provided guarantees to the Public Utilities Authority – Electricity, to the IEC, to customers of Dorad and to Israel Natural Gas Lines Ltd. in the aggregate amount of approximately NIS 22.5 million. As of December 31, 2014, the principal and accrued interest on the shareholders loans provided to Dorad by Dori Energy was in the aggregate amount of approximately NIS 94 million (approximately $24.2 million). Shareholder loans bear 10% interest and are linked to the Israeli CPI.

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

The Dorad Power Plant commenced operations in May 2014, following the receipt of the permanent generation and supply licenses discussed under “Material Effects of Government Regulations on Dorad’s Operations” below.

Dorad previously entered into an operation and maintenance agreement, or the Dorad O&M Agreement, with a wholly-owned subsidiary of Eilat Ashkelon Infrastructure Services Ltd., which holds 37.5% of Dorad, or the Dorad O&M Contractor. Certain of the obligations under such agreement were assigned to Zurlu Enerji Elektrik Uretim A.S., or Zurlu, which holds 25% of Dorad. The Dorad O&M Agreement is for a period of 24 years and 11 months commencing upon receipt of a permanent license by Dorad, and in no event for a period that is longer than the period of the lease of the Dorad Power Plant premises. During 2013, the Dorad O&M Contractor entered into an agreement with Ezom Ltd., which, to our knowledge, is 75% owned by the controlling shareholder of Edelcom Ltd. (which holds 18.75% of Dorad) with the remainder held by a company controlled by Zurlu for the provision of sub-contracting services to the Dorad O&M Contractor. Despite the assignment and subcontracting agreement, the Dorad O&M Contractor remains liable to Dorad for all obligations under the Dorad O&M Agreement.

The engineering, procurement & construction contractor of the Dorad Power Plant is Wood Group Gas Turbines Ltd., or Wood Group. During April 2015, Dori Energy approached Dorad in writing, requesting that Dorad take legal steps to demand that Zurlu, Wood Group and the representatives of Zurlu on the Dorad board of directors disclose details concerning the contractual relationship between Zurlu and Wood Group. In its letters, Dori Energy notes that if Dorad does not act as requested, Dori Energy intends to file a derivative suit in the matter. Dorad has not yet responded to Dori Energy’s requests.

The Israeli Electricity Market; Competition

The Israeli electricity market is dominated by the IEC, which manufactures and sells almost all of the electricity consumed in Israel and by the Palestinian Authority and had an installed capacity of 14,326 MW as of May, 2014. In recent years, various private manufacturers received energy production licenses from the Public Utilities Authority – Electricity. According to IEC, a total of 1,200 MW new installed capacity is expected to connect to the local grid, with Dalia Power Energies Ltd, which is in the final stages of construction, being the largest plant (870 MW). As of December 31, 2014, approximately 13.5% of total installed capacity in Israel was attributed to private manufacturers, with 1,934 MW.

Dorad competes with the IEC and other private electricity manufacturers with respect to sales to potential customers directly.

Dorad’s position is that the current regulation and structure of the Israeli electricity market provide IEC with a competitive advantage over the private electricity manufacturers. As noted below, the regulation governing the electricity market in Israel is currently subject to a review by a steering committee. However, as long as the regulations remains unchanged, as the IEC controls the transmission and delivery lines and the connection of the private power plants to the Israeli national grid, Dorad and the other private manufacturers are dependent on the IEC for their operations and may also be subject to unilateral actions on the part of IEC’s employees. During 2013, the employees of IEC temporarily disconnected the Dorad Power Plant from the Israeli national grid as part of their efforts to prevent the entrance of private electricity manufacturers into the Israeli electricity market until the IEC reaches an understanding with them concerning the expected reform and possible privatization of the IEC. During June 2013, the Israeli labor court issued a ruling permitting the disconnection of private power plants by employees of the IEC under certain conditions. In addition, the approval of Dorad’s permanent licenses was delayed due to ongoing disputes between the IEC and its employees. For more information see “Material Effects of Government Regulations on Dorad’s Operations” below.

Customers

Dorad entered into long term (between 6-20 years) electricity supply agreements with various commercial consumers for an aggregate of approximately 95% of the production capacity of the Dorad Power Plant. The end-users include the Israeli Ministry of Defense, Mekorot (Israel’s water utility and supply company), Israeli food manufacturers (Ossem and Strauss), Israeli hotel chains (Isrotel and Fattal), and others. The customers mostly pay a fee that is less than the fee set by the Israeli Public Utilities Authority – Electricity for electricity consumers in the Israeli market and the validity of these agreements is generally subject to the commencement of operations and electricity supply by the Dorad Power Plant.

The agreements with the Israeli Ministry of Defense and with Mekorot include an undertaking to compensate such customers in the event of a delay in commercial operations of the Dorad Power Plant beyond the second quarter of 2013. Dorad reached an agreement with such customers for compensation in the form of discounts for the first six months or one year of operations and may still be subject to claims for monetary compensation from Mekorot for which a provision was made during 2013 and 2014 in Dorad’s financial statements.

In addition to the provision of electricity to specific commercial consumers, the agreement between Dorad and the IEC, which governs the provision of services and electricity from the IEC to Dorad, provides that Dorad will supply availability and energy to the IEC based on a production plan determined by the Israeli Public Utilities Authority – Electricity, on IEC’s requirements and on the tariffs determined by the Israeli Public Utilities Authority – Electricity.

Sources and Availability of Raw Materials for the Operations of the Dorad Power Plant

The Dorad Power Plant is a bi-fuel plant, using natural gas as the main fuel and diesel oil in the event of an emergency. Pursuant to publications of the Israeli Public Utilities Authority – Electricity, natural gas is currently being used for the production of approximately 30%-35% of the electricity produced in Israel and is expected to become the main production material (for approximately 75%) of the electricity produced in Israel.

Agreement with EMG

Dorad previously executed a gas sale agreement for the supply of natural gas for its operations with the Egyptian company, EMG.  In early 2011, riots in Egypt led to political instability and to the resignation of the President of Egypt and the appointment of a new government. In addition, during 2011 several explosions of gas pipelines at the Egyptian National Grid in Sinai occurred causing the halt of supply of natural gas from Egypt for various periods pending repair of the gas pipelines.

Based on information provided to Dori Energy by Dorad, on April 22, 2012 Dorad received a letter from EMG indicating that on April 19, 2012 the Egyptian energy companies with which EMG entered into a Gas Supply and Purchase Agreement, or GSPA (Egyptian General Petroleum Corporation and Egyptian Natural Gas Holding Company, or, together, the Egyptian Gas Companies), delivered a notice to EMG purporting to terminate their agreement with EMG and on June 21, 2012 an additional letter from EMG was received indicating that while the termination attempt of the GSPA was unlawful and in bad faith, on May 9, 2012, EMG found itself with little practical alternative but to accept the Egyptian Gas Companies’ repudiation of the GSPA, resulting in the termination of the GSPA at common law. Such additional letter from EMG further indicated that EMG continues to explore the possibility of alternative gas supply as a result of the aforementioned termination of the GSPA. Further to the these events, Dorad notified EMG, in a letter of which copy was delivered to us on August 6, 2012, that the natural gas delivery agreement dated December 12, 2007 (as amended) by and between Dorad and EMG has been terminated with immediate effect and demanded that EMG refund the $3 million advance payments made by Dorad, in addition to interest accrued thereon, and compensate Dorad for its losses arising from the breaches of the aforesaid agreement. Our share in this amount was recorded as a loss as of December 31, 2012.

Agreement with Tamar

On October 15, 2012, Dorad entered into the Tamar Agreement with Tamar, which is currently the sole supplier of natural gas for the Israeli electricity market. Pursuant to information received from Dorad, following the fulfillment of certain conditions precedent that are set forth in the Tamar Agreement, Dorad purchases natural gas from Tamar for purposes of operating the Dorad Power Plant and the main terms of the Tamar Agreement are as follows:

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

●           Dorad has committed to purchase or pay for (“take or pay”) a minimum annual quantity of natural gas in a scope and in accordance with a mechanism set forth in the Tamar Agreement. The Tamar Agreement provides that if Dorad did not use the minimum quantity of gas as committed, it shall be entitled to consume this quantity every year during the three following years and this is in addition to the minimum quantity of gas Dorad is committed to.

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

Tamar and Dorad are currently in dispute over the price of natural gas due to the update of the electricity production costs determined by the Israeli Public Utilities Authority – Electricity during 2013. In the event such parties do not reach an understanding, the dispute will be referred to an arbitration process. Any increase in the natural gas price under the agreement with Tamar will add to Dorad’s cost of production and will adversely affect its results of operations.

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

On April 13, 2014, the Authority resolved to grant Dorad a generation license for a period of twenty years and a supply license for a period of one year, or the Licenses, which become effective with the receipt of the approval of the Israeli Minister of National Infrastructures, Energy and Water Resources, or the Minister. The execution of the Licenses was under the examination of the Israeli Ministry of Justice due to an outstanding legal proceeding between the employees of the IEC, the IEC and the State of Israel in the Israeli local labor court. In connection with such legal proceeding, the labor court ruled that the State of Israel should refrain from any change to the status quo that influences or could affect the mandates of the IEC pending the discussions among the parties to the legal proceeding. On May 4, 2014 an urgent petition was filed by Dorad with the Israeli High Court of Justice concerning the delay in the provision of the Licenses to the Dorad Power Plant, or the Petition, requesting the issuance of conditional orders against, among others, the Authority, the legal advisor to the government and the Minister, to provide the reasons for not signing the Licenses despite governmental undertakings that were provided to Dorad. An urgent hearing at the High Court of Justice was scheduled for May 11, 2014. At the hearing the parties to the Petition reached a settlement, which the Israeli High Court of Justice approved, that, among other things, included the agreement of the parties that the Minister will approve the Licenses and that Dorad will be made a party to any petition or claim filed in the future by any of the parties that may affect Dorad. In August 2014, Dorad filed a request to extend the supply license for an additional period of nineteen years. On March 2, 2015 the Authority approved extending the license for the additional 19 years and transferred it to the Minister for signing. Thus far the Minister has not yet signed the license.

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

The Authority determined the method and tariffs for the provision of availability and electricity by private electricity manufacturers to the IEC in the event not all of the capacity of such manufacturers was sold directly to customers. The Authority’s decision provides that the IEC will pay for the availability even in the event electricity was not actually used by end customers depending on the amount of electricity made available to the IEC.

As noted above, the transmission and delivery lines used by the Dorad Power Plant are managed by the IEC, and the IEC is solely licensed to operate electricity systems (i.e. to oversee and manage the production and transmission of electricity) in Israel. In May 2013, the Authority determined a temporary fee that will be charged by the IEC per KWh for its electricity system operator services from its customers, from private energy manufacturers, such as Dorad, and from “self-manufacturers” (i.e. those who manufacture electricity for self-use). The Authority determined that once a permanent fee is established, a retroactive settling of accounts will be performed. These fees may revise the pricing structure of Dorad’s services and may cause Dorad to incur additional costs.

In August 2013, a steering committee for a reform in IEC was established, with the purposes of, inter alia, structuring the Israeli electricity market, including the implementation of competition in the relevant sectors, and suggesting an overhaul reform of the Israeli electricity market. In March 2014, the steering committee published an interim report for comments. One of the recommendations of the steering committee is to create an independent system operator and to maintain a minimal percentage of electricity produced by private manufacturers in Israel (42%), including by selling some of the power plants owned by the IEC to private entities.

On July 9, 2014, Dorad petitioned the Israeli High Court against the Authority and the IEC in view of the Authority’s intention to approve a resolution that, inter alia, requires the private electricity producers to pay IEC a new rate, generally referred to by the Authority as “system costs”. The Israeli High Court decided that the Authority will submit its response until September 10, 2014 and the IEC also requested permission to submit its response. The IES and Authority have since submitted their responses to the court and the Authority contended that the petition should be denied for various reasons. A hearing on this petition is scheduled for October 22, 2015.

On August 25, 2014, the Authority published a proposed decision for a hearing regarding the rates of the “system costs,” in which details were provided on the system services provided by IEC and their rates. According to the proposed decision, the rates will be effective retroactively as from June 1, 2013 but for Dorad will be effective only from the date of its commercial operation. The proposed decision also states that until December 31, 2014 only 60% of the rates will be applicable. Dorad included a provision in connection with this proposed decision in its financial statements.

On December 22, 2014 the Authority published a proposed decision titled “Electricity Rates for Customers of IEC in 2015,” which includes a reduction of the rates for Dorad’s customers. According to the decision the rates of the manufacturing component which serves as the basis for charging Dorad’s customers and to which the price of the gas is linked, will be reduced by about 9% as from February 1, 2015.

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

We do not believe that our current asset structure results in our being deemed to be an “investment company,” as we control our Italian PV Plants and our Spanish PV Plants (all of our Italian and Spanish PV Plants are held via wholly-owned subsidiaries, other than Rinconada II that is held through an 85% held subsidiary). We also control the companies holding the Manara Pumped Storage Project via an ownership stake of 75% of the related Partnership and GP. The current fair value of our holdings in Dori Energy and other relevant assets do not in our judgment exceed 40% of our aggregate assets, excluding our assets held in cash and cash equivalents. However, we recently provided a notice of exercise of our option to increase our holdings in Dori Energy from 40% to 49%, which may increase the likelihood that we could be deemed an “investment company” in the future. If we were deemed to be an “investment company,” we would not be permitted to register under the Investment Company Act without an order from the SEC permitting us to register because we are incorporated outside of the United States and, prior to being permitted to register, we would not be permitted to publicly offer or promote our securities in the United States. Even if we were permitted to register, it would subject us to additional commitments and regulatory compliance. Investments in cash and cash equivalents or in other assets that are not deemed to be “investment securities” might not be as favorable to us as other investments we might make if we were not potentially subject to regulation under the Investment Company Act. We seek to conduct our operations, including by way of investing our cash and cash equivalents, to the extent possible, so as not to become subject to regulation under the Investment Company Act. In addition, because we are actively engaged in exploring and considering strategic investments and business opportunities, and in fact have entered the Italian and Spanish photovoltaic power plants markets through controlling investments, we do not believe that we are currently engaged in “investment company” activities or business.

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

C.           Organizational Structure

Our Italian PV Plants are held by the following Italian companies, wholly-owned by Ellomay Luxembourg Holdings S.àr.l. (a Luxemburg company), which, in turn, is wholly-owned by us: (i) Ellomay PV One S.r.l., (ii) Ellomay PV Two S.r.l., (iii) Ellomay PV Five S.r.l., (iv) Ellomay PV Six S.r.l., (v) Ellomay PV Seven S.r.l (formerly Energy Resources Galatina S.r.l.), (vi) Pedale S.r.l., (vii) Luma Solar S.r.l., (viii) Murgia Solar S.r.l, (ix) Soleco S.r.l. and (x) Technoenergy S.r.l.

Our Spanish PV Plants are held by: (i) (a) Rodríguez I Parque Solar, S.L., (b) Rodríguez II Parque Solar, S.L. and (c) Seguisolar S.L., all wholly-owned by Ellomay Luxembourg Holdings S.àr.l., and (ii) Rinconada II is held by Ellomay Spain S.L., a Spanish company 85% owned by Ellomay Luxemburg. Ellomay Spain owns 21 Spanish companies, each holding a 90 kW solar installation portion of the Riconada II, the first named Energía Solar Fotovoltaica Parque 15, S.L. and the others bear a similar name with references to different numbers (16-34 and 69).

We hold the Dori Energy shares through Ellomay Clean Energy Limited Partnership, an Israeli limited partnership whose general partner is Ellomay Clean Energy Ltd., a company incorporated under the laws of the State of Israel wholly-owned by us. We hold the rights in connection with the Manara Project through our wholly-owned subsidiary, Ellomay Manara (2014) Ltd., which owns 75% of the rights in Chashgal Elyon Ltd. and Agira Sheuva Electra, L.P.

D.           Property, Plants and Equipment

Our office space of approximately 306 square meters is located in Tel Aviv, Israel. This lease currently expires in April 2016. We sub-lease a small part of our office space to a company controlled by Mr. Shlomo Nehama, at a price per square meter based on the price that we pay under our leases. This sub-lease agreement was approved by our Board of Directors.

The PV Plants are located in Italy and in Spain. Pursuant to the building right agreements executed by our subsidiaries that are PV Principals in connection with the majority of our PV Plants, our subsidiaries own the PV Plants and received the right to maintain the PV Plant on the land on which they are located, or the Lands). The ownership of the Lands remains with the relevant owners of the Lands who are the grantors of the building rights under the respective building right agreements. In the case of the Galatina PV Plant our subsidiary owns the land on which the PV Plant is built. In the case of the Rodríguez I, Rodríguez II and Fuente Librilla PV Plants, long-term lease agreements were executed with the owners of the land. The following table provides information with respect to the Lands and the PV Plants:

PV Plant	Size of Property	Location	Owners of the PV Plants/Lands
“Troia 8”	2.42.15 hectares	Province of Foggia, Municipality of Troia, Puglia region	PV Plant owned by Leasint and leased to Ellomay Six S.r.l. / Building right granted to Ellomay PV Six S.r.l. from owners

“Troia 9”	2.39.23 hectares	Province of Foggia, Municipality of Troia, Puglia region	PV Plant owned by Leasint and leased to Ellomay Five S.r.l. / Building right granted to Ellomay PV Five S.r.l. from owners

“Del Bianco”	2.44.96 hectares	Province of Macerata, Municipality of Cingoli, Marche region	PV Plant owned by Ellomay PV One S.r.l./ Building right granted to Ellomay PV One S.r.l. from owners

PV Plant	Size of Property	Location	Owners of the PV Plants/Lands
“Giaché”	3.87.00 hectares	Province of Ancona, Municipality of Filotrano, Marche region	PV Plant owned by Ellomay PV Two S.r.l. / Building right granted to Ellomay PV Two S.r.l. from owners

“Costantini”	2.25.76 hectares	Province of Ancona, Municipality of Senigallia, Marche region	PV Plant owned by Ellomay PV One S.r.l. / Building right granted to Ellomay PV One S.r.l. from owners

“Massaccesi”	3,60,60 hectares	Province of Ancona, Municipality of Arcevia, Marche region	PV Plant owned by Ellomay PV Two S.r.l. / Building right granted to Ellomay PV Two S.r.l. from owners

“Galatina”	4.00.00 hectares	Province of Lecce, Municipality of Galatina, Puglia region	PV Plant and Land owned by Energy Resources Galatina S.r.l.

“Pedale (Corato)”	13.59.52 hectares	Province of Bari, Municipality of Corato, Puglia region	Building Right granted to Pedale S.r.l. that will own the PV Plant once constructed/ Land held by owners and leased to Pedale S.r.l.

“Acquafresca”	3.38.26 hectares	Province of Barletta-Trani, Municipality of Minervino Murge, Puglia region	Building Right granted to Murgia Solar S.r.l. owns the PV Plant. Land held by owners and leased to Murgia Solar S.r.l.

“D’Angella”	3.79.570 hectares	Province of Barletta-Trani, Municipality of Minervino Murge, Puglia region	Building Right granted to Luma Solar S.r.l. that owns the PV Plant. Land held by owners and leased to Luma Solar S.r.l.

PV Plant	Size of Property	Location	Owners of the PV Plants/Lands
“Soleco”	11.56.87 hectares	Province of Rovigo,Municipality of Canaro,Veneto region	Building Right granted to Soleco S.r.l. that owns the PV Plant. Land held by owners and leased to Soleco S.r.l.

“Tecnoenergy”	11.66.78 hectares	Province of Rovigo, Municipality of Canaro, Veneto region	Building Right granted to Tecnoenergy S.r.l. that owns the PV Plant. Land held by owners and leased to Tecnoenergy S.r.l.

“Rinconada II”1	81,103 m2	Municipality of Córdoba, Andalusia, Spain	Building Right granted to Ellomay Spain S.L. that owns the PV Plant. Land held by owners and leased to Ellomay Spain S.L.

“Rodríguez I”	65,600 m2	Lorca Municipality, Murcia Region	Lease Agreement executed with owners. Plot number 28088: Dña. Ana Ruiz Ruiz. Plot number 28086: Dña. Maria Teresa Guirao Ruiz. Plot number 28084: Dña. Maria Teresa Guirao Ruiz.

“Rodríguez II”	50,300 m2	Lorca Municipality, Murcia Region	Lease Agreement executed with owners. Plot number 18214: Dña. Eulalia Giner Ruiz. Plot number 27479: Comunidad de Regantes de Lorca.

“Fuente Librilla”	64,000 m2	Fuente Librilla Municipality, Murcia Region	Lease Agreement executed with owners. Andrés Luis Montalbán Otalora; Candelaria Belén Montalbán Otalora and Catalina Laura Montalbán Otalora.
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

A.           Operating Results

General

We are involved in the production of renewable energy through our ownership of PV Plants in Italy and Spain. As of April 1, 2015, all of our PV Plants, with an aggregate installed capacity of approximately 22.6 MWp in Italy, or approximately 5.6 MWp in Spain and of an additional approximately 2.3 MWp in Spain (owned by an 85% held subsidiary), are connected to the applicable national grid and operating. In addition, we indirectly own 7.5% of Dorad (and an option to increase our indirect holdings in Dorad under certain conditions to 9.375%) and own 75% of Chashgal Elyon Ltd. and Agira Sheuva Electra, L.P. See “Item 4.A: History and Development of Ellomay” and “Item 4.B: Business Overview” for more information.

IFRS

Our financial statements have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the IASB, which differ in certain significant respects from U.S. Generally Accepted Accounting Principles, or U.S. GAAP.

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

As a result of the significant funds raised in Israel in the beginning of 2014 and the related currency interest rate swap transactions used to exchange the NIS denominated Series A Debentures notional principle with a Euro notional principal (described below and in note 2 to our consolidated financial statements), together with the increasing influence of the Euro over the primary economic environment in which we operate and the increase in our holdings of photovoltaic operations in Italy and Spain, we re-evaluated our functional currency. Following such re-evaluation, our management determined that our functional currency has changed from the U.S. Dollar to the Euro with effect from January 1, 2014. The change of our functional currency has been accounted for prospectively in accordance with IAS 21 “The Effects of changes in Foreign Exchange Rates.” Items included in the financial statements of each of our subsidiaries and associates are measured using their functional currency. We elected the U.S. dollar as our presentation currency.

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

Results of Operations

Year Ended December 31, 2014 Compared with Year Ended December 31, 2013

Revenues were approximately $15.8 million for the year ended December 31, 2014, compared to approximately $13 million for the year ended December 31, 2013. Operating expenses were approximately $3.1 million for the year ended December 31, 2014, compared to approximately $2.4 million for the year ended December 31, 2013. Depreciation expenses were approximately $5.5 million for the year ended December 31, 2014, compared to approximately $4 million for the year ended December 31, 2013. These increases resulted from the operations of the Murcia PV Plants acquired on July 1, 2014 and the Veneto PV Plants acquired on June 26, 2013, all of which were not included in our results prior to their acquisition, slightly offset by relatively low radiation levels during the year ended December 31, 2014, the implementation of a new remuneration scheme in Spain adopted in 2014 effective from July 1, 2013 and a decrease in market prices of electricity in Italy.

Gain on bargain purchase was approximately $4 million for the year ended December 31, 2014 compared to approximately $10.2 for the year ended December 31, 2013. The gain on bargain purchase for the year ended December 31, 2014 resulted from the consummation on July 1, 2014 of the acquisition of the Murcia PV Plants. The final consideration paid for the Murcia PV Plants and the related licenses was approximately Euro 9.8 million (approximately $13.3 million). The Murcia PV Plants were acquired in a tender process from Gerlicher Solar Espana S.L, the subsidiary of a German company, Gerlicher Solar AG, in insolvency proceedings. The factors we believe contributed to the bargain purchase price were: (a) as noted, the seller was in insolvency proceedings and was therefore under pressure to realize the assets and repay its creditors; (b) the complexity of a cross-border transaction (with due diligence efforts required in both Spain and Germany), (c) one of the critical considerations upon which the liquidator selected the top proposals was the issue of funding, with preference provided to proposals that included full self-financing over proposals that included obtaining financing as a condition on the part of the bidder, and our bid was not conditioned on obtaining additional financial resources in order to fully fund the purchase price; and (d) the liquidator was interested in selling the three plants together, mainly due to the complexity of splitting the existing contracts between the three plants (insurance contracts, security, maintenance, etc.) and for reasons of efficiency and time constraints, and our bid entailed the purchase of the three plants. We believe that these factors, combined with our experience in the Spanish and Italian photovoltaic field, provided the liquidator with the assurance that the transaction, if executed with us, would be consummated swiftly and efficiently. Taking into account the liquidator’s interest in realizing the assets under receivership and advancing the insolvency proceedings, the liquidator was willing to sell the Murcia PV Plants to us at a bargain price. For a description of the factors that we believe contributed to the bargain purchase price of the Vento PV Plants, which is reflected in the gain on bargain purchase for the year ended December 31, 2013, see below under the relevant paragraph of “Year Ended December 31, 2013 Compared with Year Ended December 31, 2012.”

General and administrative expenses were approximately $4.3 million for the year ended December 31, 2014, compared to approximately $3.5 million for the year ended December 31, 2013. The increase resulted mainly from the inclusion in the general and administrative expenses for the corresponding period in 2013 of proceeds from a bond received from a contractor of four of our photovoltaic plants that entered into insolvency proceedings, in the amount of approximately $0.6 million, which offset general and administrative expenses for that period. In addition, the general and administrative expenses for the year ended December 31, 2014 included expenses, some of which were not included in the corresponding period in 2013, mainly expenses in the amount of approximately $0.2 million in connection with the payment of bonuses to employees and aggregate expenses in the amount of approximately $0.7 million in connection with a pumped storage project in the Manara Cliff in Israel, a pre-bid agreement executed with respect to a joint offer to acquire participating interests in two exploration and drilling licenses off-shore Israel (Karish Tanin) and other due diligence and transaction expenses and an increase in management fees.

Company’s share of income of investee accounted for at equity, after elimination of intercompany transactions, was approximately $1.8 million in the year ended December 31, 2014, compared to losses of approximately $0.5 million in the year ended December 31, 2013. This increase is due to the commencement of the Dorad Power Plant commercial operations in May 2014.

Other income, net was approximately $1.4 million in the year ended December 31, 2014, compared to other expense, net of approximately $42,000 in the year ended December 31, 2013. Other income, net for the year ended December 31, 2014 was mainly due to income receivables in connection with a pumped storage project in the Gilboa, Israel, net of the fair value measurement of the option to acquire additional shares in Dori Energy. Other expense, net for the year ended December 31, 2013 was primarily due to such option fair value measurement.

Financing expenses, net were approximately $3.4 million in the year ended December 31, 2014, compared to approximately $2.5 million in the year ended December 31, 2013. The increase in financing expenses, net was mainly due to financing expenses in connection with the reevaluation of our SWAP contracts and related payments. Financing expenses included approximately $1 million of expenses in connection with the repayment of a loan by a wholly-owned Italian subsidiary of the Company and termination of related swap contract and interest payment and expenses due on and in connection with our Series A Debentures.

Taxes on income were approximately $0.2 million in the year ended December 31, 2014 and in the year ended December 31, 2013.

Net income was approximately $6.6 million in the year ended December 31, 2014, compared to approximately $10.1 million in the year ended December 31, 2013.

Other comprehensive loss from foreign currency translation adjustments of foreign operations were approximately $3.2 million in the year ended December 31, 2014, compared to income of approximately $6 million in the year ended December 31, 2013. The changes for the years ended December 31, 2014 and December 31, 2013 were due to our investment in Dori Energy. Loss from foreign currency translation adjustments in the year ended December 31, 2014 resulted from the devaluation of the NIS against the U.S. dollar of approximately 11.7% during 2014. Income from foreign currency translation adjustments in the year ended December 31, 2013 resulted from appreciation of the NIS against the U.S. dollar of approximately 7.5% during 2013.

Loss due to presentation currency translation adjustments was approximately $9.1 million in the year ended December 31, 2014, compared to $0 in the year ended December 31, 2013. The presentation currency translation adjustments in the year ended December 31, 2014 resulted from our determination that our functional currency changed from the U.S. Dollar to the Euro with effect from January 1, 2014. Such loss is a result the devaluation in the Euro against the U.S. Dollar of approximately 11.8%.

Our total comprehensive loss was approximately $5.6 million in the year ended December 31, 2014, compared to income of approximately $16.1 million in the year ended December 31, 2013. The comprehensive loss for the year ended December 31, 2014 was primarily due to the total other comprehensive loss of approximately $12.3 million for the period, which offset our net income of approximately $6.6 million for the period.

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

Gain on bargain purchase was approximately $10.2 million for the year ended December 31, 2013 compared to $0 for the year ended December 31, 2012. The gain on bargain purchase for the year ended December 31, 2013 resulted from the consummation on June 26, 2013 of the acquisition of the Veneto PV Plants. The final consideration paid for the Veneto PV Plants and the related licenses was approximately Euro 23.5 million (approximately $30.7 million). The Veneto PV Plants were acquired in a tender process from Solibra Solar Solutions GmbH, a German company in insolvency proceedings. The factors that we believe contributed to the bargain purchase price were: (a) as noted, the seller was in insolvency proceedings and was therefore under pressure to realize the assets and repay its creditors; (b) for various reasons, including the complexity of a cross-border transaction (with due diligence efforts required in both Italy and Germany), a limited number of bids were submitted, and only a few of those were actually considered; (c) one of the critical considerations upon which the liquidator selected the top proposals was the issue of funding, with preference provided to proposals that included full self-financing over proposals that included obtaining financing as a condition on the part of the bidder, and our bid was not conditioned on obtaining additional financial resources in order to fully fund the purchase price; (d) the liquidator was interested in selling the two plants together, mainly due to the complexity of splitting the existing contracts between the two plants (insurance contracts, security, maintenance, etc.) and for reasons of efficiency and time constraints, and our bid entailed the purchase of both plants; (e) we were already familiar with the Veneto PV Plants due to our interest in acquiring them in the past, and therefore we could more easily complete the due diligence process and structure a bid that would be acceptable to the liquidator; and (f) due to the limited number of bids considered by the liquidator, we were also able to enter into direct negotiations with the liquidator following the tender process, which eventually resulted in an additional price reduction as the liquidator believed a further reduction would contribute to the efficient consummation of the acquisition. We believe that these factors, combined with our experience in the Italian photovoltaic field and our familiarity with the Veneto PV Plants, provided the liquidator with the assurance that the transaction, if executed with us, would be consummated swiftly and efficiently. Taking into account the liquidator’s interest in realizing the assets under receivership and advancing the insolvency proceedings, the liquidator was willing to sell the Veneto PV Plants to us at a bargain price.

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

Company’s share of loss of investee accounted for at equity, after elimination of intercompany transactions was approximately $0.5 million in the year ended December 31, 2013, compared to approximately $0.2 million in the year ended December 31, 2012. This increase was primarily due to expenses in connection with delay in the operation of the Dorad Power Plant and Dorad’s expenses relating to the fair value measurement of derivatives.

Other expense, net, was approximately $42,000 in the year ended December 31, 2013, mainly due to the fair value measurement of the option to acquire additional shares in Dori Energy, compared to income of approximately $146,000 million in the year ended December 31, 2012.

Capital loss was $0 for the year ended December 31, 2013, compared to a capital loss of approximately $0.4 million for the year ended December 31, 2012. The capital loss recorded during 2012 is mainly attributable to the sale of holdings in connection with an MVNO project we decided not to continue holding and to the impairment of our investment in the Yitzhak License.

Financing expenses, net were approximately $2.5 million in the year ended December 31, 2013, compared to approximately $3.8 million in the year ended December 31, 2012. This decrease in financing expenses was primarily attributable to the fair value measurement of swap contracts. The decrease was offset by expenses related to the listing of our shares on the TASE and from an approximately $0.5 million expense recorded as a result of the issuance of a warrant to purchase 308,427 shares, increased expenses from exchange rate differences in 2013 on cash and cash equivalents and short-term bank loans denominated in foreign currencies and to the interest expenses on our short-term loans and borrowings, financial lease obligations and long-term bank loans. See Note 17 to our consolidated financial statements.

Taxes on income were approximately $0.2 million in the year ended December 31, 2013, compared to tax benefit of approximately $1 million in the year ended December 31, 2012. Tax benefit for the year ended December 31, 2012 is mainly attributable to reversal of tax provisions made in prior years.

Net income was approximately $10.1 million in the year ended December 31, 2013, compared to a net loss of approximately $2.1 million in the year ended December 31, 2012.

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

Impact of Inflation and Fluctuation of Currencies

The annual rate of inflation in Israel was 1.6% in the year ended December 31, 2012, it increased to 1.8% in the year ended December 31, 2013 and decreased to a deflation of 0.2% in the year ended December 31, 2014.

We hold cash and cash equivalents, restricted cash and short-term deposits in various currencies, including U.S. Dollar, Euro and NIS. Our investments in the Italian and Spanish PV Plants and in Dori Energy are denominated in Euro and NIS. Our Series A Debentures are denominated in NIS and the interest and principal payments are to be made in NIS, and the amounts we owe in connection with four of our PV Plants bears interest that is based on EURIBOR rate.  In addition, as we changed our functional currency from the U.S. Dollar to Euro as of January 1, 2014, our balance sheet is exposed to changes due to fluctuations in the exchange rates. We therefore are affected by changes in the prevailing Euro/U.S. dollar and NIS/U.S. dollar exchange rates. We cannot predict the rate of appreciation/depreciation of the NIS or the Euro against the U.S. dollar in the future, and whether these changes will have a material adverse effect on our finances and operations.

The table below set forth the annual rates of appreciation (or depreciation) of the NIS against the U.S. dollar and of the Euro against the U.S. Dollar.

	Year ended December 31,
	2014	2013	2012

Appreciation (Depreciation) of the NIS against the Euro	(1.2)%	(2.9)%	(0.4)%

Appreciation (Depreciation) of the U.S. dollar against the Euro	(11.8)%	4.5%	2%

The representative Euro exchange rate was U.S. dollar 1.318 for one Euro on December 31, 2012, U.S. dollar 1.378 for one Euro on December 31, 2013 and U.S. dollar 1.215 for one Euro on December 31, 2014. The average exchange rates for converting the U.S. dollar to Euro during the years ended December 31, 2012, 2013 and 2014 were U.S. dollar 1.284, 1.329 and 1.329 for one Euro, respectively. The exchange rate as of April 1, 2015 was U.S. dollar 1.077 for one Euro.

The representative Euro exchange rate was NIS 4.921 for one Euro on December 31, 2012, NIS 4.782 for one Euro on December 31, 2013 and NIS 4.725 for one Euro on December 31, 2014. The average exchange rates for converting the NIS to Euro during the years ended December 31, 2012, 2013 and 2014 were NIS 4.953, 4.797, and 4.747 for one Euro, respectively. The exchange rate as of April 1, 2015 was NIS 4.278 for one Euro.

As a result of the significant funds raised in Israel in the beginning of 2014 and the related currency interest rate swap transactions used to exchange the notional principal of the NIS denominated Series A Debentures with a Euro notional principal, together with the increasing influence of the Euro over the primary economic environment in which we operate and the increase in our holdings of photovoltaic operations in Italy and Spain, we re-evaluated our functional currency. Following that re-evaluation, our management determinate that our functional currency changed from the U.S. Dollar to the Euro with effect from January 1, 2014. However, we maintained the U.S. dollar as our reporting currency.

Items included in the financial statements of each of the our subsidiaries and investee are measured using their functional currency. When a company’s functional currency differs from its parent’s functional currency that entity represents a foreign operation whose financial statements are translated so that they can be included in the consolidated financial statements as follows:

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

For information concerning hedging transactions entered into in connection with our PV operations in Italy and in Spain and our Series A Debentures, see “Item 11: Quantitative and Qualitative Disclosures About Market Risk.”

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

Effective Israeli Corporate Tax Rate

Israeli companies are generally subject to company tax on their taxable income. The applicable rate was 26% in 2009, 25% in 2010, 24% in 2011 and 25% in 2012 and 2013.

On August 5, 2013, the Knesset passed the Law for Changes in National Priorities (Legislative Amendments for Achieving Budget Objectives in the Years 2013 and 2014), 2013, by which, inter alia, the corporate tax rate was set at a rate of 26.5% as from 2014.

As of December 31, 2014, we had tax loss carry-forwards in the amount of approximately NIS 119 million (approximately $30.5 million). Under current Israeli tax laws, tax loss carry-forwards do not expire and may be offset against future taxable income.

B.           Liquidity and Capital Resources

General

As of April 1, 2015, we held approximately $16.7 million in cash and cash equivalents, approximately $0.2 million in short-term restricted cash, approximately $0.7 million in short-term deposits, approximately $5 million in marketable securities and approximately $5 million in long-term restricted cash. As noted under “Item 4.A: Information on Ellomay - History and Development of Ellomay,” subsequent to April 1, 2015, we provided a notice of exercise of an option to acquire an additional 9% of Dori Energy’s share capital and the payment that we will make in connection with such exercise is expected to be approximately NIS 28.1 million (approximately $7.1 million).

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

We entered into the Leasing Agreements with Leasint, the Finance Agreement with Centrobanca and the Loan Agreement with UniCredit in connection with the financing of six of our PV Plants and into the Discount Bank Agreement in connection with the financing of our portion of Dori Energy’s obligations to Dorad (all as defined and more fully described below). We also secured short term bank financing in connection with the financing of our PV operations from Leumi USA (that was repaid during 2013). In addition, during 2013 we entered into a loan agreement with Israel Discount Bank Ltd. or the Discount Loan Agreement (that was repaid during 2014), and in January 2014 and June 2014 we issued the Series A Debentures, as more fully described below. We currently have no agreements, commitments or understandings for additional financing, however we intend to finance the remainder of our PV Plants by bank loans or other means of financing.

As of December 31, 2014 we had working capital of approximately $18.9 million. In our opinion, our working capital is sufficient for our present requirements.

We currently invest our excess cash in cash and cash equivalents that are highly liquid and in short term deposits and marketable securities.

At December 31, 2014 we had approximately $15.8 million of cash and cash equivalents, compared with approximately $7.2 million of cash and cash equivalents at December 31, 2013 and approximately $33.2 million of cash and cash equivalents at December 31, 2012. The reduction in cash during the year ended December 31, 2013 was mainly attributable to the acquisition of the Veneto PV Plants and the increase in cash during the year ended December 31, 2014 was mainly attributable to funds raised in the offering of our Series A Debentures, offset by repayment of the loan under the Discount Loan Agreement, the repayment of the Unicredit loan and payment of the purchase price of the Murcia PV Plants.

As of December 31, 2014, we had recorded commitments for capital expenditures in the amount of approximately $0.9 million for services that were substantially preformed in connection with agreements entered into during 2010 through 2011. We anticipate using our cash assets and financing from third party financing entities (especially in connection with the financing of our Italian PV Plants) in order to meet such commitments.

Project Finance

We executed several project finance agreements in connection with six of the PV Plants and may in the future exercise additional project finance agreements with respect to one or more of the remaining PV Plants. The following is a brief description of the project finance agreements that existed during the year ended December 31, 2014 in connection with several of the PV Plants.

Leasint

On December 31, 2010, Ellomay PV Five S.r.l. and Ellomay PV Six S.r.l., our wholly-owned Italian subsidiaries that are the PV Principal for the Troia 9 and Troia 8 PV Plants, respectively, entered into Financial Leasing Agreements, or the Leasing Agreements, with Leasint S.p.A., or Leasint.

Pursuant to the Leasing Agreements, each of Ellomay PV Five and Ellomay PV Six sold the PV Plants owned by them for an aggregate of Euro 3.795 million before applicable VAT (such amount included payments to the EPC Contractors) and Leasint, in turn, leases the PV Plant to each of these entities in consideration for (i) a down-payment equal to approximately 21% of the consideration and (ii) monthly payments of approximately Euro 20,000 commencing 210 days following the transfer of ownership of the relevant PV Plant to Leasint, for the duration of the Leasing Agreement (17 years), representing a nominal annual interest rate of 3.43%. The monthly payments are linked to the 3-month EURIBOR (Euro Interbank Offered Rate). At the end of term of the Leasing Agreement, each of the respective subsidiaries has the option to purchase the PV Plant from Leasint for 1% of the consideration.

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

In connection with the Leasing Agreements, Ellomay Luxemburg, our wholly-owned subsidiary and the parent company of Ellomay PV Five and Ellomay PV Six, (i) undertook not to transfer its holdings in these companies without the prior written consent of Leasint, (ii) provided a pledge on the shares it holds in such companies in favor of Leasint in order to guarantee the obligations of these companies under the respective Leasing Agreement and (iii) agreed to subordinate of any receivables it may be entitled to receive from these companies. In connection with the Leasing Agreements and the foregoing undertakings by Ellomay Luxemburg, we undertook not to transfer more than 20% of our holdings of Ellomay Luxemburg without the prior written consent of Leasint.

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

The Finance Agreement provides for a default interest that will accrue upon the occurrence of certain events, including a delay in payments, acceleration, termination and withdrawal. The outstanding loans may be prepaid on predetermined dates, upon payment of a fee equal to 2% of the prepaid amount. The Finance Agreement also provides for mandatory prepayment upon the occurrence of certain events, including in the event the present value of cash flow available for debt services/debt outstanding (the Loan Life Coverage Ratio) is lower than a pre-determined ratio and in the event of a change of more than 49% of the ownership of Ellomay PV One (unless Centrobanca resolves to maintain the financing in force based on the identity and undertakings of the new shareholder). The Finance Agreement includes various customary representations, warranties and covenants, including covenants to maintain certain financial ratios.

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

Unicredit

On December 20, 2011, Ellomay PV Two S.r.l., our wholly-owned Italian subsidiary that is the PV Principal for the Giaché and Massaccesi PV Plants, entered into a loan agreement, or the Loan Agreement, with Unicredit S.p.A., or Unicredit. Pursuant to the Loan Agreement, Ellomay PV Two received a line of credit up to an amount of Euro 5.047 million bearing interest at the EURIBOR 6 month rate plus a range of 5.15%-5.35% per annum, depending on the period in which interest is accrued during the term of the Loan Agreement. The principal and interest on the loan were due to be repaid semi-annually. The final maturity date of this loan was originally December 31, 2029.

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

As of December 31, 2013, all available funds under the Loan Agreement, amounting to approximately Euro 5 million, were utilized and as of December 31, 2014 all outstanding amounts under the Loan Agreement were repaid by us in full.

Other Financing Activities

Discount Bank Loan

On June 20, 2013 we entered into the Discount Loan Agreement. Pursuant to the Discount Loan Agreement, we received an amount of Euro 13.5 million (approximately $17.7 million) for a period of 18 months, bearing an interest at the EURO LIBOR 3 month rate plus 4.5%. The Discount Loan Agreement includes several pledges on our assets and undertakings, as are set forth in Note 9 of the consolidated financial statements included in this report. The Discount Loan Agreement permits early repayment without penalties. In January 2014, we repaid EUR 12.8 million and in April 2014 we repaid the remaining EUR 0.7 million using part of the proceeds received from the offering of our Series A Debentures.

Series A Debentures

On January 13, 2014, we issued NIS 120 million (approximately $34.4 million, as of the issuance date) of unsecured non-convertible Series A Debentures through a public offering that was limited to residents of Israel. The Series A Debentures were issued with a price per unit (each unit comprised of NIS 1,000 par value) of NIS 973. During June 2014, we issued an additional NIS 80.341 million (approximately $23.3 million, as of the issuance date) Series A Debentures to Israeli classified investors in a private placement. The Series A Debentures are traded on the TASE and have been rated ilA-, on a local scale, by Standard & Poor’s Maalot Ltd.

The principal amount of Series A Debentures is repayable in ten equal annual installments on December 31 of each of the years 2014 through 2023 (inclusive) and is not linked to the CPI or otherwise. The Series A Debentures bear a fixed annual interest rate of 4.6%, payable semi-annually on June 30 and December 31 of each of the years 2014 through 2023 (inclusive). The aggregate gross and net proceeds received in connection with the offering of our Series A Debentures during the year ended December 31, 2014 were approximately NIS 197.9 million (approximately $50.9 million, as at December 31, 2014) and approximately NIS 193.6 million (approximately $49.8 million, as at December 31, 2014), respectively.

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

2.
The ratio of (a) the short-term and long-term debt from banks, in addition to the debt to holders of debentures issued by the Company and any other interest-bearing financial obligations, net of cash and cash equivalents and short-term investments and net of project finance, including hedging transactions in connection with such project finance, of the subsidiaries of the Company, or, together, the Net Financial Debt, to (b) the equity of the Company, on a consolidated basis, plus the Net Financial Debt, shall not exceed a rate of 65%; and

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

For further information concerning the Series A Deed of Trust, see “Item 10.C: Material Contracts” and the Series A Deed of Trust is included as exhibit 4.28 to this annual report.

Cash flows

The following table summarizes our cash flows for the periods presented:

	Year ended December 31,
	2014	2013	2012
	(U.S. dollars in thousands)
Net cash provided by operating activities	$3,336	$6,389	$5,906
Net cash used in investing activities	(16,065)	(42,779)	(1,850)
Net cash provided by (used in) financing activities	24,938	9,874	(34)
Exchange differences on balances of cash and cash equivalents	(3,689)	462	353
Increase (decrease) in cash and cash equivalents	8,520	(26,054)	4,375
Cash and cash equivalents at beginning of year	7,238	33,292	28,917
Cash and cash equivalents at end of year	15,758	7,238	33,292

Operating activities

In the year ended December 31, 2014, we had net income of $6.6 million. Net cash provided by operating activities was approximately $3.3 million, primarily due to collection of revenue from the sale of electricity by our PV Plants.

In the year ended December 31, 2013, we had net income of $10.1 million. Net cash provided by operating activities was approximately $6.4 million, primarily due to collection of revenue from the sale of electricity by our PV Plants, VAT refunds received in Italy and Spain and the enforcement of bonds received from one of our contractor’s in Italy as part of its obligations under the EPC agreements.

In the year ended December 31, 2012, we had net loss from continuing operations of $2.1 million. Net cash provided by operating activities was approximately $5.9 million, primarily due to collection of revenue from the sale of electricity by our PV Plants.

Investing activities

Net cash used in investing activities was approximately $16.1 million in the year ended December 31, 2014, primarily due to the acquisition of the Murcia PV Plants, our additional investments in Dori Energy via the extension of shareholder loans and our investment in marketable securities, net of proceeds from short-term deposits and restricted cash.

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

Financing activities

Net cash provided by financing activities in the year ended December 31, 2014 was approximately $24.9 million, deriving primarily from the issuance of our Series A Debentures in January and June 2014, net of repayment of the loans under the Discount Loan Agreement and the agreements with Unicredit and financial lease obligations.

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

During 2014, we issued the Series A Debentures. For more information concerning the Series A Debentures, see “Series A Debentures” under “Other Financing Activities” above and note 12 to the financial statements included in this report.

During 2013, we entered into the Discount Loan Agreement (which was fully repaid during 2014). As of December 31, 2013 we utilized approximately Euro 13.5 million out of the amount available under the Discount Loan Agreement. For more information concerning the Discount Loan Agreement see “Discount Bank Loan” under “Other Financing Activities” above and Note 9 to the financial statements included in this report.

We did not enter into any financing agreement during 2012.

As of December 31, 2014 we were not in default under any financial covenants pursuant to the agreements with Centrobanca, Leasint and Discount and under the terms of the Series A Deed of Trust.

As of December 31, 2014, our total current assets amounted to approximately $29.8 million, of which approximately $15.8 million was in cash and cash equivalents, approximately $3.6 million was in marketable securities and approximately $4 was in short-term deposits, compared with total current liabilities of approximately $10.9 million. Our assets held in cash equivalents are held in money market accounts and short-term deposits, substantially all of which are highly liquid investments that are readily convertible to cash with original maturities of three months or less at the date acquired.

As of December 31, 2013, our total current assets amounted to approximately $22.5 million, of which approximately $7.2 million was in cash and cash equivalents and $5.2 was in short-term deposits, compared with total current liabilities of approximately $26.9 million. Our assets held in cash equivalents are held in money market accounts and short-term deposits, substantially all of which are highly liquid investments that are readily convertible to cash with original maturities of three months or less at the date acquired.

The increase in our cash, marketable securities and short-term deposits balance is mainly attributable to the funds raised in the issuance of our Series A Debentures and cash collected in connection with the sale of electricity, net of amounts invested in new operations, repayment of loans and general and administrative expenses.

C.           Research and Development, Patents and Licenses, etc.

We did not conduct any research and development activities in the years ended December 31, 2012, 2013 and 2014.

D.           Trend Information

We operate in the Italian and Spanish photovoltaic markets and in the Israeli energy market through our ownership of twelve PV Plants in Italy, four PV Plants in Spain (one of them only 85% owned by us) and 40% of the issued and outstanding shares of Dori Energy. Our PV Plants are all operational and connected to the Italian and Spanish national grids, as applicable. However, (i) as we acquired our Rinconada II only during 2012 our results for 2012 do not reflect a full year of operations of such PV Plant, (ii) as we acquired the Veneto PV Plants only during 2013 our results for 2013 do not reflect a full year of operations of such PV Plants and (iii) as we acquired the Murcia PV Plants only during 2014 our results for 2014 do not reflect a full year of operations of such PV Plants. In addition, the power plant constructed by Dorad only commenced operations during 2014 and therefore our results for 2014 do not reflect a full year of operations of the Dorad Power Plant.

Our business and revenue growth from the transactions in the Italian and Spanish photovoltaic market depends, among other factors, on payments received in accordance with applicable regulation and on seasonality. Revenue tends to be lower in the winter, primarily because of adverse weather conditions. The growth of our solar business in Italy and Spain is affected significantly by government subsidies and economic incentives and recent amendments to the Italian and Spanish legislation may have an adverse impact on our future revenues and on our ability to locate attractive investments in the PV field in these countries. In addition, our ability to continue to leverage the investment in this market, may affect the profitability of the transactions. Dorad’s revenues are also dependent to an extent on regulation and on seasonality. For more information see “Item 3.D: Risk Factors - Risks Related to the PV Plants,” “Item 3.D: Risk Factors - Risks Related to our Investment in Dori Energy” and “Item 4.B: Business Overview.”

E.           Off-Balance Sheet Arrangements

We are not a party to any material off-balance sheet arrangements. In addition we have no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations.

F.           Tabular Disclosure of Contractual Obligations

The following table of our material contractual obligations as of December 31, 2014, summarizes the aggregate effect that these obligations are expected to have on our cash flows in the periods indicated:

Payments due by period (in thousands of U.S. dollars)
Contractual Obligations*	Total	Less than 1 year	1 – 3 years	3 – 5 years	more than 5 years
Finance lease obligations (including current maturities) (1)	7,558	571	1,141	1,138	4,708
Long-term loans (including current maturities) (1)	5,120	432	578	1,766	2,344
Long-term rent obligations (2)	4,893	346	556	518	3,473
Debentures (including current maturities) (1)	57,026	7,287	13,857	12,909	22,976
SWAP contracts	3,807	708	1,154	736	1,209
Total	78,404	9,344	17,286	17,067	34,710
______________________
*	For contractual obligations related to our investment in the Italian and Spanish photovoltaic market, please refer to Item 4.
(1)	These amounts include future payment of interest.
(2)	Includes land lease agreements of our Italian and Spanish subsidiaries. Rent until April 2016 of our offices in Tel Aviv is also included.

ITEM 6: Directors, Senior Management and Employees

A.           Directors and Senior Management

The following table sets forth certain information with respect to our directors and senior management, as of April 1, 2015:

Name	Age	Position with Ellomay

Shlomo Nehama(1)(2)	60	Chairman of the Board of Directors
Ran Fridrich(1)(2)(3)	62	Director and Chief Executive Officer
Hemi Raphael(1)(2)	63	Director
Anita Leviant(1)(3)(4)(5)	60	Director
Barry Ben Zeev(4)(5)(6)	63	Director
Mordechai Bignitz(4)(5)(6)	63	Director
Kalia Weintraub	36	Chief Financial Officer
Eran Zupnik	47	EVP of Business Development
Ori Rosenzweig	38	Chief Investment Officer
______________________
(1)
Elected pursuant to the Shareholders Agreement, dated as of March 24, 2008, between S. Nechama Investments(2008) Ltd. and Kanir Joint Investments (2005) Limited Partnership (See “Item 7.A: Major Shareholders”).

(2)	Provides management services to the Company pursuant to a Management Services Agreement (See “Item 6.B: Compensation”).
(3)	Member of our Advisory Committee.
(4)	Independent Director pursuant to the NYSE MKT rules.
(5)	Member of our Audit Committee and Compensation Committee.
(6)	External Director pursuant to the Companies Law.

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

Barry Ben Zeev has served as an external director of Ellomay since December 30, 2009. Mr. Ben Zeev is a business strategic consultant. From 1978 to 2008, Mr. Ben Zeev served in various positions with Bank Hapoalim. During 2008, he served as the bank’s Deputy CEO and as its CFO, in charge of the financial division. From 2001 to 2007, he served as the bank’s Deputy CEO in charge first of the private international banking division and then of the client asset management division. Mr. Ben Zeev has served on the board of many companies, including as a director on the board of the Israeli Stock Exchange in 2006-2007. He currently serves as a director of Partner Communications Ltd. (NASDAQ and TASE: PTNR), Kali Equity Markets, Hiron-Trade Investments & Industries Buildings Ltd. (TASE: HRON) and Poalim Asset Management (UK) Ltd., a subsidiary of Bank Hapoalim B.M. and on the advisory board of the Bereishit Fund. Mr. Ben Zeev also serves as an independent director and Head of Investment Committee at Altshuler Shaham Pension & Gemel B.M. and as  Chairman of Hapoel Tel Aviv Football Club. Mr. Ben Zeev holds an MBA from Tel-Aviv University specializing in financing, and a BA in Economics from Tel-Aviv University.

Mordechai Bignitz has served as an external director of Ellomay since December 20, 2011. Mr. Bignitz is involved in economic and financial consulting and investment management and currently serves as the chairman of the investment committee of Migdal Capital Markets, one of Israel’s largest investment houses. From 2009 to 2011, Mr. Bignitz served as CEO of Geffen Green Energy Ltd., an Israeli private company. From 2006 to 2010, Mr. Bignitz served as a director of Leader Capital Markets Ltd. (TASE: LDRC) and from 2007 to 2010 he served as a director of Leader Holdings & Investments Ltd. (TASE: LDER). From 2004 to 2007, Mr. Bignitz served as CEO of Advanced Paradigm Technology. From 1992 to 2004, Mr. Bignitz served as director and CFO of DS Capital Markets. From 1994 to 1996, Mr. Bignitz served as Managing Director of Dovrat, Shrem & Co. Trading Ltd. From 1991 to 1994 Mr. Bignitz served as Vice President and CFO of Dovrat Shrem & Co. and prior to that he served as Vice President of Clal Retail Chains (a subsidiary of the Clal Group) and Vice President & CFO of Clal Real Estate Ltd. Mr. Bignitz serves as a director of Israel Financial Levers (IFL) Ltd. (TASE: LVR) and of ARAD Investment and Industrial Development Ltd. (TASE: ARD). Mr. Bignitz is a CPA, holds a BA in Accounting and Economics from Tel-Aviv University and completed the Executive Program in Management and Strategy in Retail at Babson College in Boston. Mr. Bignitz qualifies as an external director according to the Companies Law.

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

Ori Rosenzweig has served as our Chief Investment Officer since November 2014. Prior to joining Ellomay, Mr. Rosenzweig was the head of Cash Management at Bank Leumi Le-Israel B.M. (TASE: LUMI), one of Israel’s largest banks, from 2013 through 2014, the VP Finance at AFI Investments (TASE: AFIL) from 2009 through 2013 and a senior manager at GSE financial consulting from 2002 through 2008. Mr. Rosenzweig holds a MBA degree from the Tel Aviv University and a BA degree in business and international relations from the Hebrew University.

There are no family relationships among any of the directors or members of senior management named above.

 B.           Compensation

General

Salaries, fees, commissions and bonuses paid or accrued with respect to all of our directors and senior management as a group in the fiscal year ended December 31, 2014 was approximately $655 million, including an amount of approximately $29 related to pension, retirement and other similar benefits. These figures do not include the compensation of Messrs. Shlomo Nehama, Ran Fridrich and Hemi Raphael, all of whom are members of our Board that are currently compensated pursuant to the Management Services Agreement (see “Item 10.C: Material Contracts”) and have, in connection with such agreement, waived their right to receive the compensation, including options, paid to our directors.

The table below reflects the terms of service and employment of our five most highly compensated “office holders” (as such term is defined in the Companies Law) during or with respect to the year ended December 31, 2014. All amounts reported in the table below are as recognized in our financial statements for the year ended December 31, 2014.

	Salary(1)	Management Fees		Bonus		Share-Based Payment(2)	Total
Name and Position	(US$ in thousands)
Shlomo Nehama, Chairman of the Board	-	200	(3)	-		-	200	(3)
Ran Fridrich, CEO and Director	-	100	(3)(4)	-		-	100	(3)(4)
Hemi Raphael, Director	-	100	(3)(4)	-		-	100	(3)(4)
Kalia Weintraub, CFO	236			52	(5)		288
Eran Zupnik, EVP Business Development	315	-		81	(5)	*	396
_____________________________
*	Less than $500.
(1)
Salary and related benefits are paid to our executive officers in NIS. Salary as reported herein includes the recipient’s gross salary plus payment of social and other benefits made by us to or on behalf of the recipient. Such benefits may include, to the extent applicable, payments, contributions and/or allocations for education funds, pension funds, managers’ insurance, severance, risk insurances (e.g., life, or work disability insurance), social security, tax gross-up payments, vacation, car, phone, convalescence pay and other benefits and perquisites consistent with our policies.

(2)
Represents the equity-based compensation expenses recorded in our consolidated financial statements for the year ended December 31, 2014. For a discussion of the assumptions used in reaching this valuation, see Note 16 to our consolidated financial statements.

(3)
Such amounts are paid pursuant to the terms of the Management Services Agreement among the Company, Kanir and Meisaf Blue & White Holdings Ltd. For additional information, see “Management Services Agreement” below.

(4)
The Management Services Agreement provides for an aggregate payment to Kanir in connection with services provided by Messrs. Fridrich and Raphael. For purposes of this tabular presentation, we divided the aggregate annual payment of $200,000 to Kanir equally between Mr. Fridrich and Mr. Raphael, however, this division does not necessarily represent the actual amounts received by them.

(5)	These amounts were paid as bonuses during the year ended December 31, 2014 on account of the year ended December 31, 2012.

Other than options granted to members of our Board of Directors and the grant of options to one of our senior employees, we did not grant any options to purchase ordinary shares during 2014. For more information see “Item 6.E: Share Ownership.”

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

Compensation of Non-Executive Directors

As approved by our shareholders, we pay our non-executive directors (Anita Leviant, Barry Ben Zeev and Mordechai Bignitz) remuneration for their services as directors. During 2010 and thereafter, based on the approval by our shareholders at our annual general meeting of shareholders held on December 30, 2009 and on June 20, 2012, our current and future directors have been and would in the following years be paid the minimum fees permitted by the Companies Regulations (Rules for Compensation and Expenses of External Directors), 5760-2000, or the Compensation Regulations. The Compensation Regulations set forth a range of fees that may be paid by Israeli public companies to their external directors, depending upon each company’s equity based on the most recent financial statements. The current minimum cash amounts permitted to be paid to our external directors pursuant to the Compensation Regulations, are an annual fee of NIS 52,585 (equivalent to approximately $13,232, as of April 1, 2015) and an attendance fee of NIS 1,860 (equivalent to approximately $468) per meeting (board or committee). These amounts are updated twice a year based on increases in the Israeli Consumer Price Index. According to the Compensation Regulations, which we apply to all our non-executive directors, the directors are entitled to 60% of the meeting fee if they participated at the meeting by teleconference and not in person, and to 50% of the meeting fee if resolutions were approved in writing, without convening a meeting.

Each of these non-executive directors (Anita Leviant, Barry Ben Zeev and Mordechai Bignitz) also receives an annual grant of options to purchase 1,000 ordinary shares under the terms and conditions set forth in our 1998 Share Option Plan for Non-Employee Directors, or the 1998 Plan. The 1998 Plan provides for grants of options to purchase ordinary shares to our non-employee directors. The 1998 Plan, as amended, is administered, subject to Board approval, by the Compensation Committee and our Board. An aggregate amount of not more than 75,000 ordinary shares is reserved for grants under the 1998 Plan. The original expiration date of the 1998 Plan pursuant to its terms was December 8, 2008 (10 years after its adoption). At the general meeting of our shareholders, held on January 31, 2008, the term of the 1998 Plan was extended and as a result it will expire on December 8, 2018, unless earlier terminated by our Board.

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

The term of each option granted under the 1998 Plan is 10 years from the applicable date of grant and such options may be terminated earlier upon certain circumstances, such as the expiration of three months from the date of the director’s termination of service on our Board (subject to extension and certain exceptions pursuant to the terms of the 1998 Plan). Pursuant to the original terms of the 1998 Plan, all options granted under the 1998 Plan were fully vested immediately upon the date of grant. In connection with the adoption of our compensation policy in 2013, the 1998 Plan was amended to provide that options granted under the 1998 Plan will become exercisable based on the vesting schedule determined in the approvals of the option grant. At our 2013 Shareholders Meeting, our shareholders, following the approval of our Compensation Committee and Board of Directors, approved an amendment to the vesting terms of future option grants to our non-employee directors (currently Anita Leviant) so that the options granted to these directors will vest in one installment on the first anniversary of the grant date of the options. At our annual shareholders meeting held on September 11, 2014, our shareholders, following the approval of our Compensation Committee and Board of Directors, approved an amendment to the vesting terms of future option grants to Mr. Mordechai Bignitz commencing upon the election or reelection of our other external director, expected to occur during 2015.

The options granted are subject to restrictions on transfer, sale or hypothecation. All options and ordinary shares issuable upon the exercise of options granted to our non-employee directors could be withheld until the payment of taxes due (if any) with respect to the grant and exercise of such options.

For more information concerning our share option plans and options granted to directors and an executive officer see “Share Ownership” below.

Compensation Policy and Approval Process of Directors’ and Officers’ Terms of Service and Employment

On December 12, 2012, amendment no. 20 to the Companies Law, or Amendment No. 20, became effective. Amendment No. 20 revised the approval process of arrangements with “office holders” as to their terms of service or employment, including the grant of an exemption, insurance, undertaking to indemnify or indemnification, retirement bonuses and any other benefit, payment or undertaking to pay any such amounts, given due to service or employment, or together, the Terms of Service and Employment. An “office holder” is defined under the Companies Law as a general manager, chief business manager, vice general manager, any other person assuming the responsibilities of any of the foregoing positions without regard to such person’s title, and a director, or manager directly subordinate to the general manager. Each person identified as a director or member of our senior management in the first table in the Item is an office holder.

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

Approval Process of Terms of Service and Employment of Office Holders

Amendment No. 20 provides that the process for approval of Terms of Service and Employment of office holders, that are required to be for the benefit of the company, is as follows:

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

Terms of Directors

Our Board currently consists of six members, including two external directors. Pursuant to our Articles, unless otherwise prescribed by resolution adopted at a general meeting of our shareholders, our Board shall consist of not less than four (4) nor more than eight (8) directors (including the external directors). Except for our two external directors, the members of our Board are elected annually at our annual shareholders’ meeting and remain in office until the next annual shareholders’ meeting, unless the director has previously resigned, vacated his office, or was removed in accordance with the Articles. The most recent annual meeting was held on September 11, 2014. In addition, the Board may elect additional members to the Board, to serve until the next shareholders’ meeting, so long as the number of directors on the Board does not exceed the maximum number established according to our Articles. Mr. Oded Akselrod, who was a member of our Board of Directors since February 2002, passed away in July 2014.

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

The initial term of an external director is three years. An external director may be re-elected to serve for two additional three-year terms in one of the two following methods: (i) the board of directors proposed the nomination of the external director for an additional term and her or his appointment is approved by the shareholders in the manner required to appoint external directors for an initial term as set forth above, or (ii) in the event a shareholder holding 1% or more of the voting rights nominates the external director for an additional term or in the event the external director nominates himself or herself for an additional term, the nomination is required to be approved by a majority of the votes cast by the shareholders of the company; provided that: (x)  the votes of controlling shareholders, the votes of shareholders who have a personal interest in the approval of the appointment of the external director, other than a personal interest that is not as a result of such shareholder’s connections to the controlling shareholder, and abstaining votes are excluded from the counting of votes and (y) the aggregate votes cast by shareholders in favor of the nomination that are counted for purposes of calculating the majority exceeds two percent of the voting rights in the company. The external director nominated by shareholders may not be a related or competing shareholder or a relative of such shareholder at the date of appointment and may not have an affiliation to a related or competing shareholder at the date of appointment or for the two year period prior to the appointment. A “related or competing shareholder” is defined by the Companies Law as the shareholder that proposed the nomination or a significant shareholder (a shareholder holding five percent or more of the outstanding shares of a company or of the voting rights in a company), provided that at the date of appointment of the external director such shareholder, its controlling shareholder or a corporation controlled by either of them, have business connections with the company or are competitors of the company. The term “affiliation” is defined as set forth above. In addition, Israeli companies listed on certain stock exchanges outside Israel, including the NYSE MKT, such as our company, may appoint an external director for additional terms of not more than three years each subject to certain conditions. Such conditions include the determination by the audit committee and board of directors, that in view of the external director’s professional expertise and special contribution to the company’s board of directors and its committees, the appointment of the external director for an additional term is in the best interest of the company.

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

The Companies Law requires that at least one of the external directors have “Accounting and Financial Expertise” and the other external directors have “Professional Competence.” Under the applicable regulations, a director having accounting and financial expertise is a person who, due to his or her education, experience and talents is highly skilled in respect of, and understands, business-accounting matters and financial reports in a manner that enables him or her to understand in depth the company’s financial statements and to stimulate discussion regarding the manner in which the financial data is presented. Under the applicable regulations, a director having professional competence is a person who has an academic degree in either economics, business administration, accounting, law or public administration or an academic degree in an area relevant to the company’s business, or has at least five years’ experience in a senior position in the business management of a corporation with a substantial scope of business, in a senior position in the public service or a senior position in the field of the company’s main business. Our Board determined that both Barry Ben Zeev and Mordechai Bignitz have the requisite accounting and financial expertise.

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

Our Board determined that three of the members of our Board, Messrs. Ben Zeev and Bignitz and Ms. Leviant, are “independent” within the meaning of Section 803A of the NYSE MKT Company Guide.

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

The duty of loyalty includes avoiding any conflict of interest between the office holder’s position in the company and his or her personal affairs or other positions, avoiding any competition with the company, avoiding exploiting any business opportunity of the company in order to receive personal gain for himself or herself or for others, and disclosing to the company any information or documents relating to the company’s affairs which the office holder has received due to his or her position as such. A company can approve actions by an office holder that could be deemed to be in breach of his or her duty of loyalty provided that: (i) the office holder acted in good faith and the action or its approval do not prejudice the company’s interests, and (ii) the office holder disclosed to the company, a reasonable time prior to the discussion of the approval, the nature of his or her personal interest in the action, including any material fact or document. The approval of such actions is obtained based on the requirements for approval of transactions in which an office holder has a personal interest. The Companies Law provides that for purposes of determining the approval process, “actions” (defined as any legal action or inaction) are treated as “transactions” and “material actions” (defined as an action that may materially affect the company’s profitability, assets or liabilities) are treated as “extraordinary transactions.” An “extraordinary transaction” is defined as a transaction that is not in the ordinary course of business, not on market terms, or that is likely to have a material impact on the company’s profitability, assets or liabilities. One of the roles of the audit committee under the Companies Law is to determine whether a transaction is or is not an extraordinary transaction. These transactions and extraordinary transactions are required to be for the benefit of the company and are subject to a special approval process as set forth below. The Companies Law requires that an office holder of a company promptly disclose to the company’s board of directors any personal interest that he or she may have, and all related material information known to him or her in connection with any existing or proposed transaction by the company. This disclosure must be made by the office holder, whether orally or in writing, no later than the first meeting of the company’s board of directors which discusses the particular transaction.

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

Our Audit Committee, acting pursuant to a written charter adopted based on the requirements of the Companies Law, the rules promulgated under the Exchange Act and the NYSE MKT Company Guide, currently consists of Barry Ben Zeev, who is also the chairman of the Audit Committee, Mordechai Bignitz and Anita Leviant. The members of our Audit Committee satisfy the respective “independence” requirements of the Securities and Exchange Commission, NYSE MKT and Israeli law for audit committee members. During 2014, our Audit Committee met at least once each quarter.

The Companies Law provides that the roles of an audit committee are as follows: (i) monitoring deficiencies in the business management of a company, including by consulting with the internal auditor or independent accountants and suggesting methods of correction of such deficiencies to the board of directors, (ii) determining whether or not certain related party actions and transactions and actions taken by office holders that  are “material actions” or “extraordinary transactions” in connection with their approval procedures as more fully described above, (iii) determining in connection with transactions with the controlling shareholder or with a third party in which the controlling shareholder has a personal interest (event if they are not extraordinary transactions) and in connection with transactions with the controlling shareholder or its relative, directly or indirectly, for the receipt of services or in connection with terms of employment or service, a duty to conduct a competitive process, supervised by the audit committee or anyone else appointed by the audit committee and based on criteria determined by the audit committee, or to determine that other procedures determined by the audit committee will be conducted, prior to execution of such transactions, all based on the type of the transaction (the audit committee is permitted to determine criteria for this matter once a year in advance), (iv) determining whether to approve actions and transactions that require audit committee approval under the Companies Law, (v) determining the method of approval of non-negligible transactions (i.e. transactions of a company with a controlling shareholder or with a third party in which the controlling shareholder has a personal interest that the audit committee determined are not extraordinary but are non-negligible), including to determine types of such transactions that will require the approval of the audit committee (the audit committee is permitted to determine a classification of transactions as non-negligible based on criteria determined once a year in advance), (vi) in a company in which the work plan of the internal auditor is approved by the board – examining the work plan before it is submitted to the board and suggesting revisions, (vii) assessing the company’s internal audit system and the performance of its internal auditor and whether the internal auditor has the resources and tools required to it for the performance of its role, taking into account, among others, the special needs and size of the company, (viii) examining the scope of work and compensation of the company’s independent auditor and (ix) setting procedures in connection with the method of dealing with complaints of employees regarding defects in the management of the company’s business and with the protection that will be provided to employees who have complained.

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

Our Audit Committee provides assistance to our Board in fulfilling its legal and fiduciary obligations in matters involving our accounting, auditing, financial reporting, internal control and legal compliance functions by approving the services performed by our independent accountants and reviewing their reports regarding our accounting practices and systems of internal accounting controls. Under the Sarbanes-Oxley Act of 2002, the Audit Committee is also responsible for the appointment, compensation, retention and oversight of our independent accountants and takes those actions as it deems necessary to satisfy itself that the accountants are independent of management. However, under the Companies Law the appointment of independent auditors requires the approval of our shareholders, accordingly, the appointment of the independent auditors is approved and recommended to the shareholders by our Audit Committee and Board and ratified by the shareholders. Furthermore, pursuant to our Articles, our shareholders have the authority to determine the compensation of the independent auditors (or empower the Board to establish their remuneration, as they have in the  annual shareholders meeting held during 2014) and such compensation is approved by our Board following a recommendation of the Audit Committee.

The Audit Committee discussed with the independent registered public accounting firm the matters covered by Statement on Auditing Standards No. 114, as well as their independence, and was satisfied as to the independent registered public accounting firm’s compliance with said standards.

Compensation Committee

Amendment No. 20 requires the board of directors of a public company to appoint a compensation committee that shall consist of no less than three members, that will include all of external directors (which will constitute a majority of its members of the committee), and that the remainder of the members of the compensation committee be directors whose terms of service and employment were determined pursuant to the Compensation Regulations. In addition, Amendment No. 20 imposes the same restrictions on the actions and membership in the compensation committee as are discussed above under “Audit Committee” with respect to, among other things, the requirement that an external director serve as the chairman of the committee and the list of persons who may not serve on the committee. Our Compensation Committee currently consists of Barry Ben Zeev, Mordechai Bignitz and Anita Leviant.

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

The Israeli Securities Law, 5728-1968, or the Securities Law, and the Companies Law, authorize the Israeli Securities Authority to impose administrative sanctions against companies and their office holders for certain violations of the Israeli Securities Law or the Companies Law. These sanctions include monetary sanctions and certain restrictions on serving as a director or senior officer of a public company for certain periods of time. The maximum amount of the monetary sanctions that could be imposed upon individuals is a fine of NIS 1,000,000 (equivalent to approximately US$251,636, as of April 1, 2015), plus payments to persons who suffered damages as a result of the violation in an amount equal to the higher of: (i) compensation for damages suffered by all injured persons, up to 20% of the fine imposed on the violator, or (ii) the amount of profits earned or losses avoided by the violator as a result of the violation, up to the amount of the applicable monetary sanction.

The aforementioned provisions of the Companies Law and the Securities Law generally provide that a company cannot indemnify or provide liability insurance to cover monetary sanctions. However, these provisions do permit reimbursement by indemnification and insurance of specific liabilities. Specifically, legal expenses (including attorneys’ fees) incurred by an individual in the applicable administrative enforcement proceeding and any compensation payable to injured parties for damages suffered by them as described in clause (i) of the immediately preceding paragraph are permitted to be reimbursed via indemnification or insurance, provided that such reimbursements are permitted by the company’s articles of association. At our shareholders meeting held on June 20, 2012, our shareholders approved amendments to our Articles to permit us to indemnify and insure the liability of our office holder to the fullest extent permitted by the Companies Law and the Securities Law.

Indemnification

As permitted by the Companies Law, our Articles provide that we may indemnify an office holder in respect of a liability or expense which is imposed on him or incurred by him as a result of an action taken in his capacity as an office holder of the Company in connection with the following: (a) monetary liability imposed on him in favor of a third party by a judgment, including a settlement or a decision of an arbitrator which is given the force of a judgment by court order, (b) reasonable litigation expenses, including legal fees, incurred by the office holder as a result of an investigation or proceeding instituted against such office holder by a competent authority, which investigation or proceeding has ended without the filing of an indictment or in the imposition of financial liability in lieu of a criminal proceeding, or has ended in the imposition of a financial obligation in lieu of a criminal proceeding for an offence that does not require proof of criminal intent or in connection with an administrative enforcement proceeding or a financial sanction (without derogating from the generality of the foregoing, such expenses will include a payment imposed on the office holder in favor of an injured party as set forth in Section 52[54](a)(1)(a) of the Securities Law, and expenses that the office holder incurred in connection with a proceeding under Chapters H’3, H’4 or I’1 of the Securities Law, including reasonable legal expenses, which term includes attorney fees), and (c) reasonable litigation expenses, including legal fees, which the office holder has incurred or is obliged to pay by the court in proceedings commenced against him by the Company or in its name or by any other person, or pursuant to criminal charges of which he is acquitted or criminal charges pursuant to which he is convicted of an offence which does not require proof of criminal intent. Our Articles authorize us, from time to time and subject to any provision of the law, to undertake in advance to indemnify an office holder for any of the following: (i)  any liability as set out in (a) above, provided that the undertaking to indemnify is limited to the classes of events which in the opinion of our Board can be anticipated in light of our activities at the time of giving the indemnification undertaking, and for an amount and/or criteria which our Board has determined are reasonable in the circumstances and, the events and the amounts or criteria that our Board deem reasonable in the circumstances at the time of giving of the undertaking are stated in the undertaking; or (ii) any liability stated in (b) or (c) above. Our Articles also authorize us to indemnify an office holder after the occurrence of the event which is the subject of the indemnity and with respect to any matter permitted by applicable law.

At the annual shareholders meeting held on June 20, 2012, our shareholders authorized us to revise the indemnification and insurance provisions of our Articles to reflect recent amendments to the Companies Law and Securities Law and further authorized us, following the approval of our Audit Committee and Board, to provide indemnification undertakings to each of our current and future directors and officers that reflect the revisions to the Articles. Such approval also included the requisite majority required to approve the provision of indemnification undertakings to our Board members who are also deemed to be “controlling shareholders,” Messrs. Nehama, Fridrich and Raphael.

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

Based on the previous approvals of our Audit Committee, Board and shareholders, any of our future directors shall also receive such indemnification agreement.

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

At the annual shareholders meeting held on October 27, 2004, our shareholders authorized us to exempt our directors and officers in advance from liability to us, in whole or in part, for a breach of the duty of care. The form of exemption letter was approved at the annual shareholders meeting held on October 27, 2005 and amendments were approved at the annual shareholders meeting held on December 30, 2009. We have extended such exemption letters to all our directors and some officers. With respect to our directors, Shlomo Nehama, Ran Fridrich and Hemi Raphael, special shareholder approval was sought and received, as they are deemed to be “controlling shareholders” and further approval and ratification of the exemption to such directors was received in our annual shareholder meeting held on June 20, 2012. Based on the previous approvals of our Audit Committee, Board and shareholders, any of our future directors shall also receive such exemption letter.

Insurance

As permitted by the Companies Law, our Articles provide that we may enter into an agreement for the insurance of the liability of an office holder, in whole or in part, with respect to any liability which may imposed upon such office holder as a result of an act performed by same office holder in his capacity as an office holder of the Company, for any of the following: (a) a breach of a cautionary duty toward the Company or toward another person; (b) a breach of a fiduciary duty toward the Company, provided the office holder acted in good faith and has had reasonable ground to assume that the act would not be detrimental to the Company; (c) a monetary liability imposed upon an office holder toward another; and (d) reasonable litigation expenses, including attorney fees, incurred by the office holder as a result of an administrative enforcement proceeding instituted against him (without derogating from the generality of the foregoing, such expenses will include a payment imposed on the office holder in favor of an injured party as set forth in Section 52[54](a)(1)(a) of the Securities Law and expenses that the office holder incurred in connection with a proceeding under Chapters H’3, H’4 or I’1 of the Securities Law, including reasonable legal expenses, which term includes attorney fees). Our Articles further permit us to enter into such an agreement with respect to any other matter in respect of which it is permitted or will be permitted under applicable law to insure the liability of an office holder in the Company.

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

Internal Auditor

Under the Companies Law, our Board is required to appoint an internal auditor proposed by the Audit Committee. The role of the internal auditor is to examine, among other things, whether our activities comply with the law and orderly business procedure. The internal auditor may not be an interested party or office holder, or a relative of any interested party or office holder, and may not be a member of our independent auditor firm. The Companies Law defines the term “interested party” to include a person who holds 5% or more of the company’s outstanding share capital or voting rights, a person who has the right to appoint one or more directors or the general manager, or any person who serves as a director or as the general manager. Pursuant to our Articles, our Audit Committee reviews and approves the work program of our internal auditor. Mr. Doron Cohen of Fahn, Kanne & Co., an Israeli accounting firm, serves as our internal auditor.

D.           Employees

As of December 31, 2014, we had nine (9) employees and independent contractors compared to ten (10) employees and independent contractors as of December 31, 2013 and eleven (11) employees and independent contractors as of December 31, 2012. All of our employees and independent contractors, as of December 31, 2014, were in management, finance and administration and all, other than one independent contractor located in Italy, were located in Israel.

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

E.           Share Ownership

Beneficial Ownership of Executive Officers and Directors

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as of April 1, 2015, of (i) each of our directors and (ii) each member of our senior management. All of the information with respect to beneficial ownership of the ordinary shares is given to the best of our knowledge and has been furnished in part by the respective directors and members of senior management. All exercise prices and amounts are adjusted to account for the Reverse Split.

Name of Beneficial Owner	Number of Shares Beneficially Held (1)	Percent of Class

Shlomo Nehama(2)(5)	4,016,842	37.6%
Hemi Raphael(3)(5)	3,240,921	30.3%
Ran Fridrich(4)(5)	2,903,184	27.2%
Anita Leviant(6)	*	*
Barry Ben Zeev(6)	*	*
Mordechai Bignitz(6)	*	*
Eran Zupnik(7)	132,270	1.2%
Kalia Weintraub	-	-
Ori Rosenzweig	-	-
______________________________
* Less than one percent of the outstanding ordinary shares. See additional details below.

(1)
As used in this table, “beneficial ownership” means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security. For purposes of this table, a person is deemed to be the beneficial owner of securities that can be acquired within 60 days from April 1, 2015 through the exercise of any option or warrant. Ordinary shares subject to options or warrants that are currently exercisable or exercisable within 60 days are deemed outstanding for computing the ownership percentage of the person holding such options or warrants, but are not deemed outstanding for computing the ownership percentage of any other person. The amounts and percentages are based upon 10,692,371 ordinary shares outstanding as of April 1, 2015. This number of outstanding ordinary shares does not include a total of 85,655 ordinary shares held at that date as treasury shares under Israeli law, all of which were repurchased by us. For so long as such treasury shares are owned by us they have no rights and, accordingly, are neither eligible to participate in or receive any future dividends which may be paid to our shareholders nor are they entitled to participate in, be voted at or be counted as part of the quorum for, any meetings of our shareholders.

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

(6)	Our directors who are not subject to Management Services Agreement currently hold, in the aggregate, options currently exercisable into 24,502 ordinary shares.
(7)	Consists of options currently exercisable or that will become exercisable within 60 days from April 1, 2015.

Our directors currently hold, in the aggregate, options exercisable into 25,502 ordinary shares. The 25,502 options have a weighted average exercise price of approximately $6.53 per share and have expiration dates until 2024. During the years ended December 31, 2012, 2013 and 2014 each of Anita Leviant, Barry Ben Zeev and Mordechai Bignitz, all members of our Board, were granted options to purchase 1,000 shares (on August 1 of each of such years) under the 1998 Plan. . The exercise price for the underlying shares of such options is the “Fair Market Value” (as defined in the 1998 Plan) of our ordinary shares at the date of grant. The options expire ten years after their grant date. The options granted to directors under the 1998 Plan have exercise prices ranging from $3.1 to $9.37 per share, with various expiration dates. As described above under “Compensation - Compensation of Non-Executive Directors”, commencing 2013 the options granted to our non-executive directors who are not external directors vest on the first anniversary of the grant date. Of the 25,502 options held by our directors, 24,502 are currently exercisable and an additional 1,000 will become exercisable on August 1, 2015.

Only one of our officers currently holds options to purchase our ordinary shares. On January 4, 2009, Eran Zupnik, EVP of Business Development, was granted options to purchase 132,053 ordinary shares, at an adjusted exercise price of $8.5 per ordinary share. 16.67% of these options vested 6 months after the grant date, with a further 8.33% vesting at the end of every three-month period thereafter. As of April 1, 2015 all of these options have vested. Additionally, such officer was granted the entitlement to receive 1.125% of any securities (shares, warrants or options, other than shares underlying securities that existed at the time of execution of his employment agreement) we issue under the same terms and conditions of the issuance (however, the vesting schedule of the additional options shall in any event be 1/12 at the end of every three month period for an aggregate vesting period of 36 months). As a result of the issuance of options to directors during 2009 (as detailed above), Eran Zupnik received options to purchase 45 ordinary shares on August 1, 2009 and options to purchase seven (7) ordinary shares on December 30, 2009, at an exercise price identical to that of the directors ($4.7 and $6.3, respectively). As a result of the issuance of options to directors in 2010 (as detailed above), Eran Zupnik received additional options to purchase 45 ordinary shares on August 1, 2010, at an exercise price identical to that of the directors ($5.9). As a result of issuances of options to directors during 2011 (as detailed above), Eran Zupnik received additional options to purchase 45 ordinary shares on August 1, 2011 and options to purchase seven (7) ordinary shares on January 3, 2012, at an exercise price identical to that of the directors ($7 and $5.55, respectively). As a result of issuances of options to directors during 2012, 2013 and 2014 (as detailed above), Eran Zupnik received additional options to purchase 45 ordinary shares on August 1, 2012 and on August 1, 2013 and options to purchase 34 ordinary shares on August 1, 2014 at an exercise price identical to that of the directors ($5.24, $8.48 and $9.37, respectively). All of the options granted to Mr. Zupnik were granted under our 2000 Stock Option Plan and expire ten years after their grant date.

Outstanding Options

1998 Share Option Plan for Non-Employee Directors

For more information concerning our 1998 Share Option Plan for Non-Employee Directors see “Item 6.B: Compensation.”

As of January 1, 2014, December 31, 2014 and April 1, 2015, there were 43,081, 41,081 and 41,081  ordinary shares, respectively, available for future grants under the 1998 Plan.

2000 Stock Option Plan

In 2000, we adopted the 2000 Stock Option Plan, or the 2000 Plan, to provide for grants of service and non-employee options to purchase ordinary shares to our officers, employees, directors and consultants. The 2000 Plan provides that it may be administered by the Board, or by a committee appointed by the Board, and is currently administered by our Board.

At annual shareholders meetings held in 2003, 2004 and 2005, our shareholders approved increases in the number of ordinary shares authorized for issuance under the 2000 Plan (as amended) to 1,749,759 and by the number of ordinary shares underlying options surrendered (except in the case of surrender for the exercise into shares) or which cease to be exercisable under our 1995 Israeli Stock Option Plan and 1997 Stock Option Plan, together, the 1995 and 1997 Plans. The additional number of ordinary shares underlying options cancelled under the 1995 and 1997 Plans increased the number of ordinary shares authorized for issuance under the 2000 Plan by 22,700 from 1,749,759 to 1,772,459. Section 12 of the 2000 Plan provided originally that the 2000 Plan will expire on August 31, 2008, unless previously terminated or extended by the Board. At our Board meeting held on June 23, 2008, our Board resolved to amend Section 12 of the 2000 Plan to extend its term until August 31, 2018.

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

As of April 1, 2015, there were 132,319 outstanding options under the 2000 Plan. As a result of the repurchase and cancellation or expiration of all outstanding options under the 2000 Plan following the consummation of the HP Transaction, the number of additional ordinary shares available for issuance under the 2000 Plan, as of January 1, 2014, December 31, 2014 and April 1, 2015, was 594,919, 594,885  and 594,885 , respectively.

ITEM 7: Major Shareholders and Related Party Transactions

A.           Major Shareholders

The following table sets forth information regarding the beneficial ownership of our ordinary shares as of April 1, 2015, by each person known by us to be the beneficial owner of 5.0% or more of our ordinary shares. Each of our shareholders has identical voting rights with respect to its shares. All of the information with respect to beneficial ownership of the ordinary shares is given to the best of our knowledge based on public filings by the shareholders (the most recent is a Schedule 13D/A filed on September 3, 2013 and a Schedule 13G/A filed on January 15, 2015) and on information provided by them.

	Ordinary Shares Beneficially Owned(1)	Percentage of Ordinary Shares Beneficially Owned

Shlomo Nehama (2)(5)	4,016,842	37.6%
Kanir Joint Investments (2005) Limited Partnership (3)(4)(5)(6)	2,786,397	26.1%
___________________________

* Represents beneficial ownership of less than 1% of ordinary shares.

(1)
As used in this table, “beneficial ownership” means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security as determined pursuant to Rule 13d-3 promulgated under the U.S. Securities Exchange Act of 1934, as amended. For purposes of this table, a person is deemed to be the beneficial owner of securities that can be acquired within 60 days from April 1, 2015 through the exercise of any option or warrant. Ordinary shares subject to options or warrants that are currently exercisable or exercisable within 60 days are deemed outstanding for computing the ownership percentage of the person holding such options or warrants, but are not deemed outstanding for computing the ownership percentage of any other person. The amounts and percentages are based on a total of 10,692,371 ordinary shares outstanding as of April 1, 2015. This number of outstanding ordinary shares does not include a total of 85,655 ordinary shares held at that date as treasury shares under Israeli law, all of which were repurchased by us. For so long as such treasury shares are owned by us they have no rights and, accordingly, are neither eligible to participate in or receive any future dividends which may be paid to our shareholders nor are they entitled to participate in, be voted at or be counted as part of the quorum for, any meetings of our shareholders.

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

In May 2013, Kanir transferred 55,043 ordinary shares to Ran Fridrich. As a result of such transfer, the beneficial ownership of Kanir decreased to 26.1%.

On July 23, 2013, we entered into a transaction with Mr. Zohar Zisapel, who at the time held approximately 8% of our outstanding shares, in an effort to increase the “public float” of our outstanding shares in connection with the possible listing of our shares on the Tel Aviv Stock Exchange. Pursuant to the transaction, Mr. Zisapel agreed to hold no more than 4.99% of our outstanding shares for a period of one year in consideration for the issuance of a warrant to purchase the amount of shares sold by Mr. Zisapel in order to reduce his holdings to less than 5.0%. On August 9, 2013, we issued Mr. Zisapel a warrant to purchase 308,427 ordinary shares at an exercise price of $7.97 per share, or the Warrant. On August 12, 2013, Mr. Zisapel filed an amendment to his Schedule 13G with the SEC, noting that his holdings in our ordinary shares decreased below 5.0%. The Warrant includes a contractual provision that prohibits Mr. Zisapel from exercising the Warrant during a 12 month period following the effective date of the Warrant if such exercise would result in the Mr. Zisapel beneficially owning more than 4.99% of our ordinary shares. In addition, the Warrant may only be exercised via cashless exercise methods described in the Warrant. Mr. Zisapel was also provided with certain registration rights in the event Rule 144 is not available for the resale of the shares underlying the Warrant following a certain holding period of the Warrant and/or the shares underlying the Warrant, with an indemnification undertaking from us (subject to certain conditions) and with reimbursement of expenses related to the transaction.

Record Holders

Based on a review of the information provided to us by our transfer agent, as of April 1, 2015, there were 49* record holders of ordinary shares, of which 20 represented United States* record holders holding approximately 31.9% of our outstanding ordinary shares (including approximately 31.1% of our outstanding ordinary shares held by the Depository Trust Company). This does not reflect persons or entities that hold ordinary shares in nominee or “street name” through various brokerage firms.
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

Encumbrances Placed on our Securities

 Pursuant to public filings made and information provided by Kanir and Nechama Investments and their affiliates, on March 27, 2008, Kanir entered into a loan agreement with Israel Discount Bank Ltd. in order to finance the purchase of our ordinary shares and warrants to purchase our ordinary shares. As collateral for the loans, Israel Discount Bank Ltd. received a first-priority pledge over 2,692,892 ordinary shares, or 25.2% of our outstanding ordinary shares, held by Kanir. A default of Kanir under its agreement with Israel Discount Bank Ltd. could cause a foreclosure with respect to our ordinary shares subject to the pledge to such bank, which could result in a change of control of Ellomay. A summary of the loan agreement was filed by Kanir with the SEC on March 31, 2008 as Exhibit 17 to an amendment to a Schedule 13D and is not incorporated by reference herein.

Registration Rights

We previously executed various registration rights agreements with certain entities and individuals, including former controlling shareholders, in connection with private placements of our securities. Registration rights with respect to a majority of the ordinary shares held by our current controlling shareholders were assigned from certain holders of such registration rights to our controlling shareholders, subject to the undertaking of the assignees to be bound by and subject to the terms and conditions of the registration rights agreement. During 2014 we received a demand for registration from several shareholders, including our controlling shareholders, and filed a registration statement on Form F-3 with covering the resale of 6,421,545, or 60.1% of our ordinary shares, which became effective on November 17, 2014. The registration of the shares included in this registration statement will enable our controlling shareholders to sell a significant portion of our ordinary shares without restrictions, which could result in a change of control of Ellomay or in us ceasing to be a “controlled company” for purposes of the NYSE MKT rules. For more information see “Item 16G: Corporate Governance.”

 B.           Related Party Transactions

On December 30, 2008, following the approval of our Audit Committee, Board of Directors and shareholders, we entered into a management services agreement with Kanir and Meisaf, effective as of March 31, 2008, the date of appointment of Messrs. Fridrich and Nehama as members of our Board. In consideration of the performance of the management services and the board services under the terms of the management services agreement we agreed to pay Kanir and Meisaf, in equal parts in and quarterly payments, an aggregate annual services fee in the amount of $250,000 plus value added tax pursuant to applicable law. This annual amount was increased to $400,000 following approval by our Audit Committee, Compensation Committee, Board of Directors and by our shareholders at the 2013 Shareholders Meeting. The term of the Management Services Agreement was extended at our shareholders meeting held in 2009, 2010 and 2011. At our 2013 Shareholders Meeting, following the approval of our Audit Committee, Compensation Committee and Board, our shareholders approved a further extension of the term of the Management Services Agreement and the revision of its termination provision, so that it shall remain in effect until the earlier of: (i) June 17, 2016, (ii) the termination of service of either of the Kanir and Nechama Investments affiliates on our Board of Directors, or (iii) a date that is six (6) months following the delivery of a written termination notice by Meisaf and Kanir to the Company or by the Company to Meisaf and Kanir.

For a further discussion of transactions and balances with related parties see “Item 6.B: Compensation,” “Item 6.C: Board Practices” under “Indemnification, Exemption and Insurance of Executive Officers and Directors,” “Item 10.C: Material Contracts” and Note 15 to our consolidated financial statements, which are included as a part of this report and the disclosure concerning the registration of shares held by our controlling shareholders set forth under “Item 7.A: Major Shareholders” above.

C.            Interests of Experts and Counsel

Not Applicable.

ITEM 8: Financial Information

A.            Consolidated Statements and Other Financial Information.

Consolidated Statements

Our consolidated financial statements are set forth in Item 18.

Legal Proceedings

The U.S. dollar amounts presented below are based on applicable conversion rates in effect as of December 31, 2014.

In December 2003, Imagens Digitais Ltda., a client of NUR Do Brazil Ltda., filed a suit against NUR Do Brazil Ltda. and NUR America in Brazil, alleging that a machine purchased by it failed to perform. Imagens was seeking reimbursement of the purchase price paid by it in the amount of approximately $0.35 million (as of December 31, 2014).  During 2006 we filed a counterclaim for the collection of unpaid invoices, which was settled between the parties in May 2010. In January 2010 the court dismissed the client’s suit and in June 2010 the client filed an appeal. Based on management’s estimation and the assessment of our legal counsel, no provision was recorded with respect to the client’s claim.

In February 2007 a claim was filed against us and one of our former officers by a person claiming to have been an agent of the company in West Africa for commissions on sales of printers. The claim is for NIS 3 million ($0.864 million). We filed a statement of defense denying all claims, both with respect to the causes of action and with respect to the factual allegations in the claim. The plaintiff filed a motion with the Court to strike our Statement of Defense, which was rejected. The plaintiff filed an appeal to the Supreme Court. That motion was rejected in July 2010. In October 2012, the district court rendered its ruling and rejected the plaintiff’s claims in their entirety. In November 2012 an appeal was filed in the Supreme Court by the plaintiff. Written summaries will be submitted by the plaintiffs and by the defendants by September 2013 and November 4, 2013, respectively, and the plaintiffs may submit a response to the defendants’ summaries by December 2013. On March 5, 2014 an appeal hearing was held at the Israeli Supreme Court. In accordance with the court’s recommendation, the parties agreed to end all their disputes on a settlement for the amount of $0.085 million in favor of the plaintiff. This amount was paid to the plaintiff during March 2014.

We may from time to time become a party to various legal proceedings in the ordinary course of our business.

Dividends

On March 18, 2015, our Board of Directors adopted a dividend distribution policy, or the Policy, pursuant to which we intend to distribute a dividend of up to 33% of our annual distributable profits each year, either by way of a cash dividend, a share buyback program or a combination of both. Distributions or the amount or method of the distribution pursuant to the Policy are not guaranteed and are subject to the specific approval of our Board of Directors, based on various factors they deem appropriate including, among others, our financial position, our outstanding liabilities and contractual obligations, prospective acquisitions, our business plan and the market conditions. In addition, as described below, distributions are subject to the restrictions in the Series A Deed of Trust. Our Board of Directors may, subject to the circumstances and conditions stated above, declare additional dividend distributions, change the rate of a specific distribution or cancel a distribution (either as a revision to the Policy or on a more temporary basis). In addition, our Board of Directors may, in its absolute discretion and at any time, revise, update or terminate the Policy. Prior to the adoption of the Policy, we did not have a dividend distribution policy or distribute cash dividends in the past.

The terms of the deed of trust governing our Series A Debentures restrict our ability to distribute dividends (for more information see “Item 5.B: Liquidity and Capital Resources”). In addition, under Israeli law, the payment of dividends is generally made from accumulated retained earnings or retained earnings accrued over a period of the last two years (after deducting prior dividends to the extent not already deducted from retained earnings), and in either case, provided there is no reasonable concern that the dividend will prevent the company from satisfying current or foreseeable obligations as they become due. Notwithstanding the foregoing, dividends may be paid with the approval of a court, provided that there is no reasonable concern that payment of the dividend will prevent us from satisfying our existing and foreseeable obligations as they become due.

B.            Significant Changes

Except as otherwise disclosed in this report, no significant changes have occurred since December 31, 2014.

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

All share prices have been retroactively adjusted to reflect the one-for-ten reverse share split effected on June 9, 2011.

	NYSE MKT		Tel Aviv Stock Exchange
Year	High (US$)	Low (US$)	High (NIS)	Low (NIS)
2010	7.5	5.1	--	--
2011	8.00	5.41	--	--
2012	7.7	4.25	--	--
2013	11.37	6.1	40.69	31.39
2014	10.59	8.56	39.91	29.72

	NYSE MKT		Tel Aviv Stock Exchange
2013	High (US$)	Low (US$)	High (NIS)	Low (NIS)
First Quarter	7.47	6.1	--	--
Second Quarter	7.73	7.1	--	--
Third Quarter	9	7.7	--	--
Fourth Quarter	11.37	8.39	40.69	31.39

	NYSE MKT		Tel Aviv Stock Exchange
2014	High (US$)	Low (US$)	High (NIS)	Low (NIS)
First Quarter	10.59	9.3	37.13	33.12
Second Quarter	10.59	9.5	36.48	32
Third Quarter	10.02	8.6	36.4	29.72
Fourth Quarter	9.91	8.56	39.91	32.36

	NYSE MKT		Tel Aviv Stock Exchange
2015	High (US$)	Low (US$)	High (NIS)	Low (NIS)
First Quarter	9.5	7.73	37.22	33.56

	NYSE MKT		Tel Aviv Stock Exchange
Most Recent Six Months	High (US$)	Low (US$)	High (NIS)	Low (NIS)
October 2014	9.86	9.47	36.34	34.7
November 2014	9.91	8.56	36.5	32.36
December 2014	9.8	9	39.91	34.55
January 2015	9.5	8.65	37.22	33.56
February 2015	9.12	8.5	35.59	33.95
March 2015	9.18	7.73	36.89	33.95

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

For more information concerning our recently adopted dividend distribution policy see “Item 8.A: Financial Information – Consolidated Statements and Other Financial information,” under the heading “Dividends.”

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

“Extraordinary Transactions” (as such term is defined by the Companies Law and as set forth in “Item 6.C: Board Practices”) of a public company with its controlling shareholder or with another person if the controlling shareholder has a personal interest in such transaction, including certain private offering of securities in which the controlling shareholder has a personal interest, a transaction between a company and a controlling shareholder or her or his relative, directly or indirectly, including through a company controlled by her or him, relating to the receipt by the company of services from her or him, and, if such controlling shareholder or her or his relative are office holders, a transaction in connection with their Terms of Service and Employment or, if he or she is an employee of the company and not an office holder, a transaction of the company with such person in connection with his or her employment by the company, all are required to be for the benefit of the company and require the approval of the audit committee, the board of directors and the shareholders. The shareholders’ approval of such a transaction requires a simple majority approval and the fulfillment of one of the following conditions: (i) at least a majority of the votes cast by shareholders who have no personal interest in the transaction and who vote on the matter are voted in favor of the transaction, or (ii) the votes cast by shareholders who have no personal interest in the transaction voted against the transaction do not represent more than two percent of the voting rights in the company. In addition, any such transaction with a term that exceeds three years requires approval as described above every three years, unless (with respect only to extraordinary transactions and not to other transactions that require the special approval process) the audit committee approves that a longer term is reasonable under the circumstances. For more information concerning the roles of the audit committee in connection with related party transactions, including a recent amendment to the Companies Law, see “Item 6.C: Board Practices” under “Audit Committee.” For more information concerning the approval process and requirements in connection with the Terms of Service and Employment of controlling shareholders and their relatives see “Item 6.B: Compensation.”

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

The term of the Management Services Agreement was extended at our shareholders meetings held in 2009, 2010 and 2011. At our 2013 Shareholders Meeting, following the approval of our Audit Committee, Compensation Committee and Board, our shareholders approved a further extension of the term of the Management Services Agreement and the revision of its termination provision, so that it shall remain in effect until the earlier of: (i) June 17, 2016, (ii) the termination of service of either of the Kanir and Nechama Investments affiliates on our Board of Directors, or (iii) a date that is six (6) months following the delivery of a written termination notice by Meisaf and Kanir to the Company or by the Company to Meisaf and Kanir. Any revision or amendment of the Management Services Agreement, or extension of its term, will require the approvals set forth under applicable law and our Articles.

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

Taxation of Israeli Residents

The tax rate applicable to capital gains derived from the sale of shares, whether listed on a stock market or not, is 25% for Israeli individuals, unless such shareholder claims a deduction for financing expenses in connection with such shares, in which case the gain will generally be taxed at a rate of 30%. Additionally, if such shareholder is considered a “significant shareholder” at any time during the 12-month period preceding such sale (i.e., such shareholder holds directly or indirectly, including jointly with others, at least 10% of any means of control in the company) the tax rate will be 30%. However, different tax rates may apply to dealers in securities and shareholders who acquired their shares prior to an initial public offering. Israeli companies are subject to the corporate tax rate on capital gains derived from the sale of shares.

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

U.S. Tax Considerations Regarding Ordinary Shares

The following is a general summary of the material United States federal income tax consequences relating to the acquisition, ownership and disposition of our ordinary shares by an investor that holds those ordinary shares as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended, or the Code. The summary is based on the tax laws of the United States, and existing final, temporary and proposed Treasury Regulations, administrative pronouncements and judicial decisions, as in effect on the date hereof, all of which are subject to prospective and retroactive changes, and to differing interpretations. The summary does not purport to address all federal income tax consequences that may be relevant to particular investors, and does not take into account the specific circumstances of any particular investors, some of which (such as tax-exempt entities, banks and financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, investors liable for alternative minimum tax, investors that own or are treated as owning 10% or more of our voting stock, investors that hold ordinary shares as part of a straddle, hedge, conversion transaction or other integrated transaction, U.S. expatriates and investors whose functional currency is not the U.S. dollar) may be subject to special tax rules. ACCORDINGLY, PERSONS CONSIDERING THE PURCHASE OF ORDINARY SHARES SHOULD CONSULT THEIR OWN TAX ADVISORS CONCERNING THE APPLICATION OF UNITED STATES FEDERAL INCOME TAX LAWS, AS WELL AS THE LAWS OF ANY STATE, LOCAL OR FOREIGN TAXING JURISDICTION, TO THEIR PARTICULAR SITUATIONS.

For purposes of this discussion, a “U.S. Holder” is any beneficial owner of shares of our ordinary shares that, for U.S. federal income tax purposes, is:

(1)	an individual citizen or resident of the United States,

(2)	a corporation or other entity taxable as a corporation for U.S. federal income tax purposes created or organized in or under the laws of the United States or any political subdivision thereof,

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

If a partnership (including for this purpose any entity treated as a partnership for U.S. tax purposes) is a beneficial owner of our ordinary shares, the U.S. tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. A holder of our ordinary shares that is a partnership and partners in such partnership should consult their individual tax advisors about the U.S. federal income tax consequences of holding and disposing of our ordinary shares.

A “Non-U.S. Holder” is any beneficial owner of our ordinary shares that is not a U.S. Holder and is not a partnership (or its partners).

Taxation of U.S. Holders

Distributions on Ordinary Shares. Subject to the discussion in “Passive Foreign Investment Companies” below, distributions made by us with respect to ordinary shares generally will constitute dividends for federal income tax purposes and will be taxable to a U.S. Holder as a dividend to the extent of our undistributed current or accumulated earnings and profits (as determined for United States federal income tax purposes). Distributions in excess of our current and accumulated earnings and profits will be treated first as a nontaxable return of capital reducing the U.S. Holder’s tax basis in the ordinary shares, thus increasing the amount of any gain (or reducing the amount of any loss) which might be realized by such U.S. Holder upon the sale or exchange of such ordinary shares. Any such distributions in excess of the U.S. Holder’s tax basis in the ordinary shares will be treated as capital gain to the U.S. Holder and will be either long-term or short-term capital gain depending upon the U.S. Holder’s federal income tax holding period for the ordinary shares. Dividends paid by us generally will not be eligible for the dividends received deduction available to certain United States corporate shareholders under Code Sections 243 and 245. If you are a noncorporate U.S. Holder, dividends paid to you will be taxable to you at a maximum rate of 20% provided that you hold ordinary shares for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirements.

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

Subject to certain conditions and limitations, any Israeli withholding tax imposed upon distributions which constitute dividends under United States federal income tax law will be eligible for credit against a U.S. Holder’s federal income tax liability. Alternatively, a U.S. Holder may claim a deduction for such amount, but only for a year in which a U.S. Holder elects to do so with respect to all foreign income taxes. The overall limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed with respect to our ordinary shares will generally constitute “passive income.”

Sale or Exchange of Ordinary Shares.  Subject to the discussion in “Passive Foreign Investment Companies” below, a U.S. Holder of ordinary shares generally will recognize capital gain or loss upon the sale or exchange of the ordinary shares measured by the difference between the amount realized and the U.S. Holder’s tax basis in the ordinary shares. Gain or loss will be computed separately for each block of ordinary shares sold (ordinary shares acquired separately at different times and prices). The deductibility of capital losses is restricted and generally may only be used to reduce capital gains to the extent thereof. However, individual taxpayers generally may deduct annually $3,000 of capital losses in excess of their capital gains.

Medicare Contribution.  In general, high-income individuals, estates and trusts generally will be subject to a 3.8% Medicare tax (in addition to otherwise applicable federal income tax) on their investment income and gain, with limited exceptions.  You should consult with your tax advisor regarding the effect, if any, of this tax on your ownership and disposition of our ordinary shares.

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

Based on our income and/or assets, we believe that we were a PFIC from 2008 through 2012.  Since PFIC shares are subject to the PFIC rules even in future years in which we are no longer a PFIC, our ordinary shares will be PFIC shares with respect to any U.S. shareholder that held our ordinary shares in 2008 through 2012. Based on our income and assets, we do not believe that we were a PFIC for 2013 and 2014. However, because the determination of whether we are, or will be, a PFIC for a taxable year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to various interpretations, there is a risk that the Internal Revenue Service may disagree with our determinations regarding our prior or present PFIC status. In addition, depending on future events, we could become a PFIC in future years.

U.S. Holders who own our ordinary shares during a taxable year in which we are a PFIC generally will be subject to increased U.S. tax liabilities and reporting requirements for that taxable year and all succeeding years, regardless of whether we continue to meet the income or asset test for PFIC status, although shareholder elections may apply in certain circumstances. U.S. Holders should consult their own tax advisors regarding our status as a PFIC and the consequences of investment in a PFIC.

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

The mark-to-market election is available only for stock which is regularly traded on a national securities exchange that is registered with the Securities and Exchange Commission or on Nasdaq, or an exchange or market that the U.S. Secretary of the Treasury determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value.  Please consult your tax advisor as to the availability of the mark-to-market election, based on the exchange on which we trade and the amount of trading of our ordinary shares, and the tax ramifications of such election (including the special rules that may apply to the gain realized in the year of the election).

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

Sale or Exchange of Ordinary Shares.  A Non-U.S. Holder will not be subject to United States federal income tax on any gain realized upon the sale or exchange of ordinary shares unless (i) the gain is effectively connected with a trade or business in the United States of the Non-U.S. Holder (which gain, under certain circumstances, could be deemed to be effectively connected if a substantial portion of our assets were to ever consist of United States real property interests), or (ii) the Non-U.S. Holder is an individual who was present in the United States for 183 days or more in the taxable year of the disposition and other conditions exist.

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

Backup Withholding and Information Reporting

In general, information reporting requirements will apply to dividends in respect of our ordinary shares or the proceeds received on the sale, exchange or redemption of our ordinary shares paid within the United States (and in certain cases, outside the United States) to U.S. Holders other than certain exempt recipients, such as corporations, and backup withholding tax may apply to such amounts if the U.S. Holder fails to provide an accurate taxpayer identification number or to report interest and dividends required to be shown on its U.S. federal income tax returns. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as credit against the U.S. Holder’s U.S. federal income tax liability provided that the appropriate returns are timely filed.

A Non-U.S. Holder generally may eliminate the requirement for information reporting and backup withholding by providing certification of its foreign status to the payor, under penalties of perjury, on an applicable IRS Form W-8.

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

You may review a copy of our filings with the SEC, including exhibits and schedules, and obtain copies of such materials at the SEC’s public reference room at Room 1580, 100 F Street, N.E, Washington, D.C. 20549. You may call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC maintains an Internet site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that we file electronically with the SEC. These SEC filings are also available to the public from commercial document retrieval services. Our filings commencing October 2013 may also be found at the TASE’s website at http://maya.tase.co.il and at the Israeli Securities Authority’s website at http://www.magna.isa.gov.il.

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

We hold cash and cash equivalents, restricted cash, short-term deposits and marketable securities in various currencies, including US$, Euro and NIS. Our investments in the Italian and Spanish PV Plants are denominated in Euro and our investments in Dori Energy are denominated in NIS. The financing we have in connection with four of our PV Plants bears interest that is based on EURIBOR rate and our Series A Debentures are denominated in NIS and are to be repaid (principal and interest) in NIS. In addition, the functional currency of us and a majority of our subsidiaries is the Euro but our presentation currency is the US$, exposing our balance sheet to the effects of presentation currency translation adjustments.

Inflation and Fluctuation of Currencies

As noted under “Item 4.B: Business Overview,” we have raised funds in Israel in January and in June 2014 by the issuance of our Series A Debentures, in the aggregate principal amount of NIS 200.341 million. As a result, we are exposed to the impact of exchange rate fluctuations of the NIS/EUR. In order to manage this foreign exchange exposure, we executed currency interest rate swap transactions with an aggregate NIS denominated principal of NIS 85 million used to exchange the NIS denominated Series A Debentures notional principle with a Euro notional principal.

As a result of our operations, we are exposed to the impact of exchange rate fluctuations of the EUR/USD and NIS/USD on our balance sheet. In order to manage the foreign exchange exposure we executed several forward transactions. As of December 31, 2014 we entered into forward EUR/USD contracts with an aggregate EUR denominated principal of EUR 17.5 million, with a weighted average rate of approximately 1.3 USD/EUR and expiration dates in September 2016 and January 2019. For more information see “Item 5.A: Impact of Inflation and Fluctuation of Currencies.”

Interest Rate

As noted under “Item 4.B: Business Overview,” we entered into the Leasing Agreements with Leasint on December 30, 2010 , the Finance Agreement with Centrobanca on February 17, 2011, the Loan Agreement with Unicredit on December 20, 2011. The amounts received in connection with these Agreements are based on EURIBOR rate and therefore we may be affected by adverse movements in interest rates.

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

In February 2012, a Euro 5.046 million interest swap transaction, with a decreasing notional principle amount based on the amortization table. The interest swap transaction is for a period of 18 years, semi-annually. Every payment date commencing on June 30, 2012 and until December 31, 2016, whereby we are the fixed rate payer (the fixed rate is set at 1.723%). Every payment date commencing on December 31, 2016 and until December 31, 2029, whereby we are the fixed rate payer (the fixed rate is set at 3.353%).  As of December 31, 2014 all outstanding amounts under this interest swap transaction and related Loan Agreement with UniCredit were repaid by us in full.

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

	December 31, 2014
	Increase	Decrease
	Profit or loss	Profit or loss
	US$ thousands
Change in the exchange rate of:
5% in the Euro	16	(16)
5% in NIS	(7,414)	7,414

	December 31, 2013
	Increase	Decrease
	Profit or loss	Profit or loss
	US$ thousands
Change in the exchange rate of:
5% in the Euro	(1,209)	1,209
5% in NIS	873	(873)

A change in interest rate would have increased (decreased) profit or loss by the amounts shown below:

	December 31,
	2014	2013
	Profit or loss	Profit or loss
	US$ thousands
Increase of 1%	1,001	280
Increase of 3%	2,886	849
Decrease of 1%	(884)	(292)
Decrease of 3%	(2,770)	(861)

The goal of our forward and swap transactions as detailed above is to limit the impact of exchange rate and interest rate fluctuations on our balance sheet. We do not hold derivative financial instruments for trading purposes. Nevertheless, under IFRS, we are required to treat our forward and swap transactions as though they were speculative investments. As a result, we are required to value these hedge positions at the end of each fiscal period and record a gain or loss equal to the difference in their market value from the last balance sheet date. Accordingly, these differences could result in significant fluctuations in our reported net income. We will consider executing further transactions in the future.

We do not otherwise believe the disclosure required by Item 11 of this report to be material to us.

ITEM 12: Description of Securities Other Than Equity Securities

Not Applicable (for a description of our Series A Debentures see “Item 5.B: Operating and Financial Review and Prospects; Liquidity and Capital Resources”).

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2014. In making this assessment, our management used the criteria in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission 1992.

Based on this assessment, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2014, our internal control over financial reporting is effective based on those criteria.

(c) Attestation Report of the Registered Public Accounting Firm

Not Applicable.

(d) Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2014 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C: Principal Accountant Fees and Services

Fees paid to the Independent Registered Public Accounting Firm

Somekh Chaikin, an independent registered public accounting firm and a member firm of KPMG International, served as our principal independent registered public accounting firm since December 2011.

The following table sets forth, for each of the years indicated, the aggregate fees paid for professional audit services and other services rendered by our principal independent registered public accounting firms.

	2014	2013
	(US$ in thousands)
Audit Fees(1)	$98	$184
Audit-Related Fees(2)	$49	$23
Tax Fees(3)	$18	$32
All Other Fees	-	-
Total	$165	$239
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

ITEM 16H: Mine Safety Disclosure

Not Applicable.

PART III

ITEM 17: Financial Statements

Not Applicable.

ITEM 18: Financial Statements

See Financial Statements included at the end of this report.

ITEM 19: Exhibits

Number	Description
1.1	Memorandum of Association of the Registrant (translated from Hebrew), reflecting amendments through June 9, 2011*(1)
1.2	Second Amended and Restated Articles of the Registrant, reflecting amendments through June 20, 2012(1)
2.1	Specimen Certificate for ordinary shares(2)
4.1	1998 Share Option Plan for Non-Employee Directors
4.2	2000 Stock Option Plan(1)
4.3	Form of Indemnification Agreement between the Registrant and its officers and directors(1)
4.4	Form of Exemption Letter between the Registrant and its officers and directors(1)
4.5	Form of Registration Rights Agreement, dated September 12, 2005, among the Registrant, certain investors, Bank Hapoalim, Bank Leumi and Israel Discount Bank(3)
4.6	Management Services Agreement, by and among the Registrant, Kanir Joint Investments (2005) Limited Partnership and Meisaf Blue & White Holdings Ltd., effective as of March 31, 2008(4)
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

Number	Description
4.19	Acquafresca Building Right Agreement (summary of Italian version)(2)*
4.20	D’Angella Building Right Agreement (summary of Italian version)(2)*
4.21	Rinconada II Building Right Agreement (summary of Spanish version)(2)*
4.22	Directors and Officers Compensation Policy, adopted June 2013(8)
4.23	Amendment No. 1 to Management Services Agreement, by and among the Registrant, Kanir Joint Investments (2005) Limited Partnership and Meisaf Blue & White Holdings Ltd., dated June 18, 2013(9)
4.24	Veneto PV Plants Framework Acquisition Agreement, dated March 28, 2013, as amended on May 2, 2013 (summary of German version)(9)*
4.25	Soleco Building Right Agreement (summary of Italian version)(9)*
4.26	Tecnoenergy Building Right Agreement (summary of Italian version)(9)*
4.27	Warrant issued to Mr. Zohar Zisapel, dated August 7, 2013(9)
4.28	Deed of Trust between the Registrant and Hermetic Trust (1975) Ltd., dated December 30, 2013 (translation of Hebrew version)(9)*
4.29	Rodríguez I Lease Agreements (summary of Spanish version)*
4.30	Rodríguez II Lease Agreements (summary of Spanish version)*
4.31	Fuente Librilla Lease Agreement (summary of Spanish version)*
8	List of Subsidiaries of the Registrant
12.1	Certification of Principal Executive Officer required by Rule 13a-14(a) and Rule 15d-14(a) (Section 302 Certification)
12.2	Certification of Principal Financial Officer required by Rule 13a-14(a) and Rule 15d-14(a) (Section 302 Certification)
13	Certification of Principal Executive Officer and Principal Financial Officer required by Rule 13a-14(b) and Rule 15d-14(b) (Section 906 Certification)
15.1	Consent of Somekh Chaikin, Member Firm of KPMG International, Independent Registered Public Accounting Firm with respect to our financial statements
15.2	Consent of BDO with respect to the financial statements of Ellomay Spain S.L.
15.3	Consent of BDO with respect to the financial statements of Rodríguez I Parque Solar, S.L.
15.4	Consent of BDO with respect to the financial statements of Rodríguez II Parque Solar, S.L.
_____________________________________

*	The original language version is on file with the Registrant and is available upon request.

(1)	Previously filed with the Registrant’s Form 20-F for the year ended December 31, 2012 and incorporated by reference herein.
(2)	Previously filed with the Registrant’s Form 20-F for the year ended December 31, 2011 and incorporated by reference herein.
(3)	Included in the Registrant’s Form 6-K dated October 14, 2005 and incorporated by reference herein.
(4)	Included in the Registrant’s Form 6-K dated December 1, 2008 and incorporated by reference herein.
(5)	Previously filed with Amendment No. 2 to the Registrant’s Form 20-F for the year ended December 31, 2009 and incorporated by reference herein.
(6)	Previously filed with the Registrant’s Form 20-F for the year ended December 31, 2009 and incorporated by reference herein.
(7)	Previously filed with the Registrant’s Form 20-F for the year ended December 31, 2010 and incorporated by reference herein.
(8)	Included in Exhibit 2 of the Registrant’s Form 6-K dated May 13, 2013 and incorporated by reference herein.
(9)	Previously filed with the Registrant’s Form 20-F for the year ended December 31, 2013 and incorporated by reference herein.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Ellomay Capital Ltd.

By:	/s/ Ran Fridrich
Ran Fridrich
Chief Executive Officer and Director

Dated: April 30, 2015

Ellomay Capital Ltd. and its Subsidiaries Consolidated Financial Statements As at December 31, 2014

Ellomay Capital Ltd. and its Subsidiaries

Consolidated Financial Statements as at December 31, 2014

Contents

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Ellomay Capital Ltd.

We have audited the accompanying consolidated statements of financial position of Ellomay Capital Ltd. and its subsidiaries (hereinafter  the "Company") as of December 31, 2014 and 2013, and the related consolidated statements of profit or loss and other comprehensive income (loss), changes in equity and cash flows for each of the years in the three-year period ended December 31, 2014. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We did not audit the financial statements of consolidated subsidiaries which financial statements reflect total assets constituting 12% percent and 5% percent as of December 31,2014 and 2013, respectively, and total revenues constituting 14% percent, 10% percent and 6% percent for each of the years in the three-year period ended December 31,2014, respectively, of the related consolidated totals. Those financial statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for such consolidated subsidiaries, is based solely on the report of the other auditors.

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

In our opinion based on our audits and the report of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2014 and 2013 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2014, in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

/s/ Somekh Chaikin

Somekh Chaikin
Certified Public Accountants (Isr.)
Member firm of KPMG International

Tel-Aviv, Israel
April 30, 2015

[BDO Auditores S.L. letterhead]

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Ellomay Capital Ltd.

We have audited the accompanying consolidated statements of financial position of Ellomay Spain, S.L. and subsidiaries as of December 31, 2014 and 2013, and the related consolidated statements of profit or loss and other comprehensive income (loss), consolidated changes in equity and consolidated cash flows for the years ended December 31, 2014 and 2013. These consolidated financial statements are the responsibility of the Ellomay Spain, S.L. management. Our responsibility is to express an opinion on these consolidated financial statement based on our audits.

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

In our opinion the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Ellomay Spain, S.L. and subsidiaries as of December 31, 2014 and 2013 and the consolidated results of its operations and its cash flow for the years ended December 31, 2014 and 2013, in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

/s/ BDO Auditores S.L.
BDO Auditores S.L.

Madrid, Spain
April 29, 2015

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

Madrid, (Spain)
March 31, 2014

[BDO Auditores S.L. letterhead]

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Ellomay Capital Ltd.

We have audited the accompanying statement of financial position of Rodríguez I Parque Solar, S.L. as of December 31, 2014 (the Company), and the related statements of comprehensive loss, changes in equity and cash flows for the six month period then ended. These financial statements are the responsibility of the Company´s management. Our responsibility is to express an opinion on this financial statement based on our audit.

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

In our opinion the financial statement referred to above present fairly, in all material respects, the financial position of Rodríguez I Parque Solar, S.L. as of December 31, 2014 and the results of its operations and its cash flow for the six month period then ended, in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

/s/ BDO Auditores S.L.
BDO Auditores, S.L.
Madrid, Spain
April 29, 2015

[BDO Auditores S.L. letterhead]

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Ellomay Capital Ltd.

We have audited the accompanying statement of financial position of Rodríguez II Parque Solar, S.L. as of December 31, 2014 (the Company), and the related statements of comprehensive loss, changes in equity and cash flows for the six month period then ended. These financial statements are the responsibility of the Company´s management. Our responsibility is to express an opinion on these financial statement based on our audit.

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

In our opinion the financial statements referred to above present fairly, in all material respects, the financial position of Rodríguez II Parque Solar, S.L. as of December 31, 2014 and the results of its operations and its cash flow for the six month period then ended, in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

/s/ BDO Auditores S.L.
BDO Auditores, S.L.
Madrid, Spain
April 29, 2015

Ellomay Capital Ltd. and its Subsidiaries

Consolidated Statements of Financial Position as at

		December 31	December 31
		2014	2013
	Note	US$ in thousands
Assets

Current assets:

Cash and cash equivalents	3	15,758	7,238
Marketable securities	4	3,650	-
Short-term deposits	4	3,980	5,153
Restricted cash	4	283	5,653
Trade receivables		214	134
Other receivables and prepaid expenses	5	5,929	4,357
		29,814	22,535
Non-current assets

Investment in equity accounted investee	6	27,237	24,601
Financial assets	6B	1,912	389
Property, plant and equipment, net	7	93,513	93,671
Restricted cash and deposits	4	5,134	4,315
Other assets		1,477	1,419
		129,273	124,395

Total assets		159,087	146,930

Liabilities and Equity

Current liabilities

Loans and borrowings	9	677	19,454
Debentures	12	4,884	-
Accounts payable		1,229	2,154
Accrued expenses and other payables	8	4,134	5,311
		10,924	26,919
Non-current liabilities

Finance lease obligations	10	5,646	6,814
Long-term loans	11	4,039	11,050
Debentures	12	40,042	-
Other long-term liabilities	13	4,310	2,386
		54,037	20,250

Total liabilities		64,961	47,169

Equity
Share capital		26,180	26,180
Share premium		76,932	76,932
Treasury shares		(522)	(522)
Reserves		(8,127)	4,154
Accumulated deficit		(353)	(7,011)
Total equity attributed to shareholders of the Company		94,110	99,733
Non-Controlling Interest		16	28

Total equity		94,126	99,761

Total liabilities and equity		159,087	146,930

The accompanying notes are an integral part of the consolidated financial statements.

Ellomay Capital Ltd. and its Subsidiaries

Consolidated Statement of Profit or Loss and Other Comprehensive Income (Loss)

		For the year ended December 31
		2014	2013	2012
	Note	US$ in thousands (except per share data)
Revenues		15,782	12,982	8,890
Operating expenses	18B	(3,087)	(2,381)	(1,954)
Depreciation expenses	18B	(5,452)	(4,021)	(2,717)
Gross profit		7,243	6,580	4,219

General and administrative expenses	18C	(4,253)	(3,449)	(3,110)
Company’s share of income (losses) of investee accounted for at equity		1,819	(540)	(232)
Other income (expense), net	18D	1,438	*(42)	*146
Gain on bargain purchase	6	3,995	10,237	-
Capital loss, net		-	-	(394)
Operating Profit		10,242	*12,786	* 629

Financing income	18A	2,245	204	550
Financial income (expenses) in connection with derivatives, net	18A	(1,048)	*1,543	*(2,277)
Financing expenses	18A	(4,592)	(4,201)	(2,046)
Financing expenses, net		(3,395)	*(2,454)	*(3,773)

Profit (loss) before taxes on income		6,847	10,332	(3,144)
Tax benefit (taxes on income)	19	(201)	(245)	1,011

Net income (loss) for the year		6,646	10,087	(2,133)

Income (Loss) attributable to:
Shareholders of the Company		6,658	10,068	(2,110)
Non-controlling interests		(12)	19	(23)

Net income (loss) for the year		6,646	10,087	(2,133)
Other comprehensive income (loss)
Items that are or may be reclassified to profit or loss:
Foreign currency translation adjustments		(3,199)	6,038	1,620

Items that would not be reclassified to profit or loss:
Presentation currency translation adjustments		(9,082)	-	-

Total other comprehensive income (loss)		(12,281)	6,038	1,620

Total comprehensive income (loss)		(5,635)	16,125	(513)
Net earnings per share
Basic earnings (loss) per share	20	0.62	0.94	(0.20)
Diluted earnings (loss) per share		0.62	0.94	(0.20)

* Reclassified - see Note 2C

The accompanying notes are an integral part of the consolidated financial statements.

Ellomay Capital Ltd. and its Subsidiaries

Consolidated Statements of Changes in Equity

		Attributable to shareholders of the Company						Non- controlling interests	Total Equity
					Translation
					Reserve	Presentation
					From	Currency
	Share	Share	Accumulated	Treasury	Foreign	Translation
	capital	premium	deficit	shares	operations	Reserve	Total
		US$ in thousands
Balance as at
January 1, 2014	26,180	76,932	(7,011)	(522)	4,154	-	99,733	28	99,761
Net income for the year	-	-	6,658	-	-		6,658	(12)	6,646
Other comprehensive loss	-	-	-	-	(3,199)	(9,082)	(12,281)	-	(12,281)
Total comprehensive loss	-	-	6,658	-	(3,199)	(9,082)	(5,623)	(12)	(5,635)
Balance as at
December 31, 2014	26,180	76,932	(353)	(522)	955	(9,082)	94,110	16	94,126

Balance as at January 1, 2013	26,180	76,410	(17,079)	(522)	(1,884)	-	83,105	9	83,114
Net income for the year	-	-	10,068	-	-	-	10,068	19	10,087
Other comprehensive income	-	-	-	-	6,038	-	6,038	*	6,038
Total comprehensive income	-	-	10,068	-	6,038	-	16,106	19	16,125
Transactions with owners of the Company, recognized directly in equity:
Cost of share-based payments	-	522	-	-	-	-	522	-	522
Balance as at
December 31, 2013	26,180	76,932	(7,011)	(522)	4,154	-	99,733	28	99,761

Balance as at January 1, 2012	26,180	76,403	(14,969)	(49)	(3,504)	-	84,061	-	84,061
Loss for the year	-	-	(2,110)	-	-	-	(2,110)	(23)	(2,133)
Other comprehensive income	-	-	-	-	1,620	-	1,620	*	1,620
Total comprehensive loss	-	-	(2,110)	-	1,620	-	(490)	(23)	(513)
Transactions with owners of the Company, recognized directly in equity:
Treasury shares	-	-	-	(473)	-	-	(473)	-	(473)
Cost of share-based payments	-	7	-	-	-	-	7	-	7
Non-controlling interests in respect of business combination	-	-	-	-	-	-	-	32	32
Balance as at
December 31, 2012	26,180	76,410	(17,079)	(522)	(1,884)	-	83,105	9	83,114

*       Less than $1 thousand

The accompanying notes are an integral part of the consolidated financial statements.

Ellomay Capital Ltd. and its Subsidiaries

Consolidated Statements of Cash Flows

	For the year ended December 31
	2014	2013	2012
	US$ in thousands
Cash flows from operating activities

Net income (loss)	6,646	10,087	(2,133)

Adjustments for:

Financing expenses , net	3,395	*2,454	*3,469
Gain on bargain purchase	(3,995)	(10,237)	-
Capital loss	-	-	394
Depreciation	5,452	4,021	2,717
Loss from disposal of property and equipment, net of insurance income	-	-	338
Cost of share-based payment	-	522	7
Company’s share of losses (income) of investees accounted for at equity	(1,819)	540	232
Decrease (increase) in trade receivables	95	218	(1)
Decrease (increase) in other receivables and prepaid expenses	(1,631)	1,783	4,404
Decrease (increase) in other assets	(797)	*54	*147
Increase (decrease) in accrued severance pay, net	(29)	22	6
Increase (decrease) in accounts payable	(498)	376	(122)
Increase (decrease) in other payables and accrued expenses	498	(1,450)	(1,639)
Taxes on income (Tax benefit)	201	245	(1,011)
Taxes on income paid	(461)	(458)	(55)
Interest received	212	137	427
Interest paid	(3,933)	(1,925)	(1,274)
	(3,310)	(3,698)	8,039

Net cash provided by operating activities	3,336	6,389	5,906

* Reclassified - see Note 2C

The accompanying notes are an integral part of the consolidated financial statements.

Ellomay Capital Ltd. and its Subsidiaries

Consolidated Statements of Cash Flows (cont'd)

	For the year ended December 31
	2014	2013	2012
	US$ in thousands
Cash flows from investing activities:

Purchase of property and equipment	(709)	(9,152)	(1,212)
Acquisition of subsidiary, net of cash acquired (see Note 6F)	(13,126)	(30,742)	(6,472)
Investment in equity accounted investees	(4,058)	(4,372)	(6,481)
Disposal of an investee accounted for at equity method	-	-	114
Proceeds from (Investment in) deposits, net	1,173	137	4,710
Investment in marketable securities	(3,687)	-	-
Settlement of forward contract	-	(169)	112
Proceeds from restricted cash, net	4,342	1,519	7,379

Net cash used in investing activities	(16,065)	(42,779)	(1,850)

Cash flows from financing activities:

Short-term loans, net	(18,550)	-	(5,821)
Repayment of long-term loans and financial lease obligation	(7,152)	(7,818)	(1,286)
Repayment of Debentures	(5,151)	-	-
Treasury shares	-	-	(473)
Proceeds from financial lease obligation	-	-	1,086
Proceeds from long term loans	-	17,692	6,460
Proceeds from debentures, net	55,791	-	-

Net cash provided by (used in) financing activities	24,938	9,874	(34)

Exchange differences on balances of cash and
cash equivalents	(3,689)	462	353

Increase (decrease) in cash and cash equivalents	8,520	(26,054)	4,375
Cash and cash equivalents at the beginning of year	7,238	33,292	28,917

Cash and cash equivalents at the end of the year	15,758	7,238	33,292

The accompanying notes are an integral part of the consolidated financial statements.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2014

Note 1 – General

A.
Ellomay Capital Ltd. (hereinafter - the "Company"), is an Israeli Company operating in the business of energy and infrastructure, and its operations currently mainly include production of renewable and clean energy. The Company owns sixteen photovoltaic plants (each, a “PV Plant” and, together, the “PV Plants) that are connected to their respective national grids and operating as follows: (i) twelve photovoltaic plants in Italy with an aggregate installed capacity of approximately 22.6 MWp, (ii) three photovoltaic plants in Spain with an aggregate installed capacity of approximately 5.6 MWp, and (iii) 85% of one photovoltaic plant in Spain with an installed capacity of approximately 2.3 MWp. In addition, the Company indirectly owns 7.5% of Dorad Energy Ltd. (hereinafter  - “Dorad”) and holds an option to increase its indirect holdings in Dorad under certain conditions to 9.375%.

The ordinary shares of the Company are listed on the NYSE MKT (under the symbol “ELLO”) and on the Tel Aviv Stock Exchange (under the symbol “ELOM”). The address of the Company’s registered office is 9 Rothschild Blvd., Tel Aviv, Israel.

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

Related party - Within its meaning in IAS 24 (2009), "Related Party Disclosures".

Unless otherwise noted, all references to “US dollar,” “dollars” and “$” are to United States dollars, all references to "NIS" are to New Israeli Shekels and all references to “€,” “Euro” or “EUR” are to the legal currency of the European Union.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2014

Note 2 – Significant Accounting Policies

A.           Basis of preparation of the financial statements

1.	The consolidated financial statements of the Company as of December 31, 2014 have been prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the IASB.

The consolidated financial statements were authorized for issue on April 30, 2015.

2.            Consistent accounting policies

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements.

3.            Measurement basis

The consolidated financial statements have been prepared on the historical cost basis, except for the following:

(i)	Investment in investee accounted for using the equity method;
(ii)	Marketable securities
(iii)	Derivative financial instruments and other receivables measured at fair value through profit or loss; and

B.	Significant accounting judgments, estimates and assumptions used in the preparation of the financial statements

The preparation of the Company's consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts recognized in the financial statements. However, uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of the asset or liability in future periods. Estimates and underlying assumptions are reviewed on an ongoing basis. The changes in accounting estimates are recognized in the period of the change in estimate.

The key assumptions made in the financial statements concerning uncertainties at the balance sheet date and the critical estimates computed by the Company that may cause a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below:

Legal claims
When assessing the possible outcomes of legal claims that were filed against the Company and its subsidiaries, the Company relied on the assessments of legal counsel. The assessments of legal counsel are based on the best of their professional judgment, and take into consideration the current stage of the proceedings and the legal experience accumulated with respect to the various matters. As the results of the claims will ultimately be determined by the courts, they may be different from such estimates. See Note 14B.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2014

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

Purchase price allocation:
The Company is required to allocate the purchase price of investments in investee and subsidiaries to the assets and liabilities acquired, on the basis of its estimated fair value. This valuation requires management to use significant estimates and assumptions. Management's assessments regarding the fair value and useful life are based on assumptions management considered reasonable, but involve uncertainty, therefore actual results may be different. See Note 6A(1) and 6F.

Fair value measurement of non-trading derivatives
Within the scope of the valuation of derivatives not traded on an active market, management makes assumptions about unobserved data using valuation models. For information on a sensitivity analysis of level 3 financial instruments carried at fair value see Note 21F (5) regarding financial instruments.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2014

Note 2 – Significant Accounting Policies (cont’d)

C.	Reclassification

Following the expansion of the Company’s activities during 2014, including the commencement of the Dorad operation, during the current period the Company changed the comprehensive income statement classification of the Company’s investments related to its energy and infrastructure projects, so that the results of such investments are recorded within as operating results. Accordingly, the share of income (losses) of investee accounted for under the equity method, re-evaluation of option to acquire additional shares in the investee and other related energy transactions (see Note 6) are included within its Operating Profit. The Company believes that such a change reflects more appropriately the Company’s operations as a holding company, operating in the business of energy and infrastructure. Comparative amounts were reclassified for consistency. Comparative amounts were reclassified for consistency, which resulted in $ 42 thousand and $ 146 thousand being reclassified from financing expenses to other income (expense), net in 2013 and 2012, respectively.

D.	Functional and presentation currency

1.	These consolidated financial statements are presented in US dollars, and have been rounded to the nearest thousand, except when otherwise indicated.
2.
The functional currency is examined for the Company and for each of the subsidiaries separately. As a result of the significant funds raised in Israel in the beginning of 2014 and the related currency interest rate swap transactions used to exchange the NIS denominated Series A Debentures notional principal with a Euro notional principal (see Note 12) together with the increasing influence of the Euro over the primary economic environment in which the Company operates and the increase in the Company’s holdings of photovoltaic operations in Italy and Spain, the Company has re-evaluated its functional currency. Following that re-evaluation, the Company’s management has determined that the functional currency of the Company has changed from the US Dollar to the Euro with effect from January 1, 2014. The change of the Company’s functional currency has been accounted for prospectively in accordance with IAS 21 “The Effects of Changes in Foreign Exchange Rates “.

3.
Items included in the financial statements of each of the Company’s subsidiaries and investee are measured using their functional currency. When a company's functional currency differs from parent's functional currency, that entity represents a foreign operation whose financial statements are translated so that they can be included in the consolidated financial statements as follows:

a)	Assets and liabilities of foreign operations, including adjustments arising on acquisition, are translated at exchange rates at the reporting date.
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
d)
Retained earnings are translated based on the opening balance translated at the exchange rate at that date and other relevant transactions during the period are translated as described in b and c above.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2014

Note 2 – Significant Accounting Policies (cont’d)

D.	Functional and presentation currency (cont’d)

e)
All resulting translation differences are recognized as a separate component of other comprehensive income (loss) in equity "foreign currency translation adjustments". When the foreign operation is a non-wholly-owned subsidiary of the Company, then the relevant proportionate share of the foreign operation translation difference is allocated to the non-controlling interests. On a total or partial disposal of a foreign operation, the relevant part of the other comprehensive income (loss) is recognized in the statement of comprehensive income (loss).

Intergroup loans for which settlement is neither planned nor likely to occur in the foreseeable future are, in substance, a part of the investment in that foreign operation and are accounted for as part of the investment. As a result, the exchange differences arising on such loans are recognized in the same component of equity as discussed above.

3.            Transactions, assets and liabilities in foreign currency:

Transactions denominated in foreign currency (other than the functional currency) are recorded on initial recognition at the exchange rate at the date of the transaction. After initial recognition, monetary assets and liabilities denominated in foreign currency are translated at the end of each reporting period into the functional currency at the exchange rate at that date. The foreign currency gain or loss on monetary items is the difference between amortized cost in the functional currency at the beginning of the year, adjusted for effective interest and payments during the year, and the amortized cost in foreign currency translated at the exchange rate at the end of the year. Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction. Non-monetary assets and liabilities denominated in foreign currency that are measured at fair value are translated to the functional currency using the exchange rate prevailing at the date when the fair value was determined.

4.	The Company elected the US dollar as its presentation currency.

Translation to presentation currency is as follows:

•	Assets and liabilities are translated and presented at the exchange rate at the date of the balance sheet.
•	Income and expenses are translated at the average exchange rate of the period.

The resulting exchange differences are recognized in a ‘presentation currency translation reserve’.

No reclassification to profit or loss of the ‘presentation currency translation reserve’ with respect to our Euro functional currency subsidiaries would be recognized upon their disposal.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2014

Note 2 – Significant Accounting Policies (cont’d)

E.	Basis of consolidation and equity method accounting

1.             Subsidiaries

Subsidiaries are entities controlled by the Company. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control is lost. The accounting policies of subsidiaries have been changed when necessary to align them with the policies adopted by the Company.
The Company holds 100% of all subsidiaries, except for Ellomay Spain which is held at 85%. See Note 6.

2.             Transactions eliminated upon consolidation

Intercompany balances and transactions, and any unrealized income and expenses arising from intercompany transactions, are eliminated in preparing the consolidated financial statements. Unrealized gains arising from transactions with associates are eliminated against the investment to the extent of the Company’s interest in these investments. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

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

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2014

Note 2 – Significant Accounting Policies (cont’d)

4.             Business combinations

The Company implements the acquisition method to all business combinations. The acquisition date is the date on which the acquirer obtains control over the acquiree. Control exists when the Company is exposed, or has rights, to variable returns from its involvement with the acquiree and it has the ability to affect those returns through its power over the acquiree. Substantive rights held by the Company and others are taken into account when assessing control.

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

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2014

Note 2 – Significant Accounting Policies (cont’d)

F.            Cash and cash equivalents

Cash and cash equivalents are comprised of cash at hand and unrestricted short-term deposits with original maturity of three months or less from the date of acquisition, that are redeemable on demand without penalty and that form part of the Company's cash management. Cash and cash equivalents’ value is as provided by bank statements that, due to the short maturity, approximates their fair value.

G.            Short term deposits

Short-term bank deposits are deposits with an original maturity of more than three months but less than one year from the date of deposit.

H.            Available-for-sale financial assets

The Company’s investment in marketable securities is classified as available-for-sale financial assets. Available-for-sale financial assets are recognized initially at fair value. Subsequent to initial recognition, they are measured at fair value and changes therein, other than impairment losses, foreign currency differences and the accrual of effective interest, are recognized directly in other comprehensive income (loss) and presented within equity.

I.              Property, plant and equipment

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

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2014

Note 2 – Significant Accounting Policies (cont’d)

The estimated useful lives are as follows:

	%	Mainly %

Office furniture and equipment	6-33	33
Photovoltaic plants in Spain	4	4
Photovoltaic plants in Italy	5	5
Leasehold improvements	Over the shorter of the lease period or the life of the asset	7

Depreciation methods and useful lives are reviewed at each financial year-end and adjusted if appropriate.

The estimated useful life of the project licenses of photovoltaic plants that are carried at cost is 20 years for the Italian subsidiaries and 25 years for the Spanish subsidiaries.

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

J.            Financial instruments

Non-derivative Financial assets:

The Company's financial assets include cash and cash equivalents, short-term and long-term deposits, marketable securities, restricted cash, trade receivables and other receivables and prepaid expenses.

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

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2014

Note 2 - Significant Accounting Policies (cont’d)

J.            Financial instruments (cont’d)

Financial liabilities:

The Company's financial liabilities include loans and borrowings, accounts payables, accrued expenses and other payables, finance lease obligations, debentures, long-term loans and other long-term liabilities.

The Company initially recognizes debt securities issued on the date they originated. All other financial liabilities are recognized initially on the trade date at which the Company becomes a party to the contractual provisions of the instrument. Financial liabilities (other than financial liabilities at fair value through profit or loss) are recognized initially at fair value minus any directly attributable transaction costs (such as loan raising costs).

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

The Company holds derivative financial instruments to manage its interest rate and currency risk exposures, and an option to acquire additional shares in an investee.

Economic hedges:

Hedge accounting is not applied to derivative instruments that economically hedge financial assets and liabilities denominated in foreign currencies. Changes in the fair value of such derivatives are recognized in profit or loss under financing income or expenses.

Share capital:

Ordinary shares

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of ordinary shares and share options and warrants are recognized as a deduction from equity.

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

K.            Impairment of non-financial assets

The Company evaluates the need to record an impairment of the carrying amount of non-financial assets whenever events or changes in circumstances indicate that the carrying amount is not recoverable. If the carrying amount of non-financial assets exceeds their recoverable amount, the assets are reduced to their recoverable amount.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2014

Note 2 - Significant Accounting Policies (cont’d)

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

An impairment loss of an asset, other than goodwill, is reversed only if there have been changes in the estimates used to determine the asset's recoverable amount since the last impairment loss was recognized. Reversal of an impairment loss, as above, shall not be above the lower of the carrying amount that would have been determined (net of depreciation or amortization) had no impairment loss been recognized for the asset in prior years and its recoverable amount. The reversal of impairment loss of an asset presented at cost is recognized in profit or loss.

L.            Share-based payment transactions

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

M.           Employee benefits

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

2.            Post-employment benefits:

The plans are normally financed by contributions to insurance companies and classified as a defined contribution plan or as a defined benefit plan.

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

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2014

Note 2 - Significant Accounting Policies (cont’d)

The Company also operates a defined benefit plan in respect of severance pay pursuant to the Severance Pay Law. According to the Severance Pay Law, employees are entitled to severance pay upon dismissal or retirement.

The Company makes current deposits in respect of severance pay obligations to pay compensation to certain of its employees in its pension funds and insurance companies (the "plan assets"). Plan assets are not available to the Company's own creditors and cannot be returned directly to the Company. The liability for employee benefits presented in the statements of financial position presents the present value of the defined benefit obligation less the fair value of the plan assets, less past service costs.

N.           Leases

The criteria for classifying leases as finance or operating leases depend on the substance of the agreements and classification is made at the inception of the lease.

Operating leases: Lease agreements are classified as operating leases if they do not transfer substantially all the risks and rewards incidental to ownership of the leased asset and the leased assets are not presented in the Company’s statement of financial position.. Payments made under operating leases are recognized in the statements of profit or loss and other comprehensive income (loss) on a straight-line basis over the term of the lease, including the option period, when on the date of the transaction it was reasonably certain that the option will be exercised.

Finance leases: Finance leases transfer to the Company substantially all the risks and rewards incident to ownership of the leased asset. Upon initial recognition the leased assets are measured and a liability is recognized at an amount equal to the lower of its fair value and the present value of the minimum lease payments. The liability for lease payments is presented at its present value and the lease payments are apportioned between finance charges and a reduction of the lease obligation using the effective interest method.

O.           Revenue recognition

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

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2014

Note 2 - Significant Accounting Policies (cont’d)

P.            Income tax

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

Q.           Earnings (loss) per share

The Company presents basic and diluted earnings per share (EPS) data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the year, adjusted for treasury shares. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders of the Company and the weighted average number of ordinary shares outstanding, after adjustment for treasury shares, for the effects of all dilutive potential ordinary shares, which comprise convertible debentures, share warrants and share options granted to employees and directors.

R.            Financial income and expenses

Financial income includes interest income on bank deposits and marketable securities, an increase in the fair value of financial instruments recognized at fair value through profit or loss and exchange rate differences. Interest income is recognized as it accrues in profit or loss.

Financial expenses include bank charges, interest expenses on loans and debentures and exchange rate differences.

Foreign currency gains and losses on financial assets and financial liabilities are reported on a net basis as either financing income or financing expenses depending on whether foreign currency movements are in a net gain or net loss position.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2014

Note 2 - Significant Accounting Policies (cont’d)

S.            Provisions

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

Legal claims:
A provision for legal claims is recognized when the Company has a present legal or constructive obligation as a result of a past event, it is more likely than not that an outflow of resources embodying economic benefits will be required by the Company to settle the obligation and a reliable estimate can be made of the amount of the obligation. For further details, refer to Note 14B.

T.            Standards issued but not yet effective

(1).          IFRS 9 (2014), Financial Instruments (hereinafter – “IFRS 9 (2014)”)

The IFRS 9 includes revised guidance on the classification and measurement of financial instruments, and a new model for measuring impairment of financial assets. This guidance has been added to the chapter dealing with general hedge accounting requirements issued in 2013.

Classification and measurement
In accordance with IFRS 9 (2014), there are three principal categories for measuring financial assets: amortized cost, fair value through profit and loss and fair value through other comprehensive income. The basis of classification for debt instruments is the entity’s business model for managing financial assets and the contractual cash flow characteristics of the financial asset. Investments in equity instruments will be measured at fair value through profit and loss (unless the entity elected at initial recognition to present fair value changes in other comprehensive income).

IFRS 9 (2014) requires that changes in fair value of financial liabilities designated at fair value through profit or loss that are attributable to changes in its credit risk, should usually be recognized in other comprehensive income.

Hedge accounting – general
Under IFRS 9 (2014), additional hedging strategies that are used for risk management will qualify for hedge accounting. IFRS 9 (2014) replaces the present 80%-125% test for determining hedge effectiveness, with the requirement that there be an economic relationship between the hedged item and the hedging instrument, with no quantitative threshold. In addition, IFRS 9 (2014) introduces new models that are alternatives to hedge accounting as regards credit exposures and certain contracts outside the scope of IFRS 9 (2014), sets new principles for accounting for hedging instruments and provides new disclosure requirements.

Impairment of financial assets
IFRS 9 (2014) presents a new ‘expected credit loss’ model for calculating impairment. For most financial assets, the new model presents a dual measurement approach for impairment: if the credit risk of a financial asset has not increased significantly since its initial recognition, an impairment provision will be recorded in the amount of the expected credit losses that result from default events that are possible within the twelve months after the reporting date.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2014

Note 2 - Significant Accounting Policies (cont’d)

                T.            Standards issued but not yet effective (cont’d)

If the credit risk has increased significantly, in most cases the impairment provision will increase and be recorded at the level of lifetime expected credit losses of the financial asset. IFRS 9 (2014) is effective for annual periods beginning on or after January 1, 2018 with early adoption being permitted. It will be applied retrospectively with some exemptions. The Company is examining the effects of applying IFRS 9 (2014) on the financial statements and has no plans for early application.

   (2).         IFRS 15, Revenue from Contracts with Customers  (hereinafter – “IFRS 15”)

IFRS 15 replaces the current guidance regarding recognition of revenues and presents a new model for recognizing revenue from contracts with customers. IFRS 15 provides two approaches for recognizing revenue: at a point in time or over time. The model includes five steps for analyzing transactions so as to determine when to recognize revenue and at what amount. Furthermore, IFRS 15 provides new and more extensive disclosure requirements than those that exist under current guidance. IFRS 15 is applicable for annual periods beginning on or after January 1, 2017 and earlier application is permitted.

The Company is examining the effects of applying IFRS 15 on the financial statements and has no plans for early application.

    (3). Improvements to IFRSs 2010-2012 and 2011-2013 projects (hereinafter “Improvements”)

An amendment to IAS 24, “Related Party Disclosures”, regarding the definition of the term “related party”. The definition of the term was expanded as at to include entities that provide key management personnel (KMP) services to the reporting entity, directly or through another entity of the Group. Separate disclosure is to be provided of the amounts recognized as an expense in respect of the management services provided by the management entity. Nevertheless, there is no requirement to disclose the amounts paid to specific people in the management entity who provide such services. The amendments are applicable for annual periods beginning on or after July 1, 2014 with earlier application being permitted. In the opinion of the Company, application of the improvements did not have a material effect on the financial statements.

 Note 3 - Cash and Cash Equivalents

	December 31
	2014	2013
	US$ in thousands
Cash available for immediate withdrawal	9,777	4,909
Cash equivalents bank deposits (*)	5,981	2,329

	15,758	7,238

(*)	The annual interest rate for deposits as of December 31, 2014 is 0.14%-0.731% (0.42%-0.87% as of December 31, 2013).

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2014

Note 4 - Restricted Cash, Deposits and Marketable Securities

	December 31
	2014	2013
	US$ in thousands
Short-term deposits (1)	3,980	5,153
Marketable securities (2)	3,650	-
Short-term restricted cash (3)	283	5,653
Long-term bank deposits (4)	861	1,011
Restricted cash and long-term bank deposits (5)	4,273	3,304
Long-term restricted cash and deposits	5,134	4,315

(1)	The annual interest rate as of December 31, 2014 is 0.64%-0.7%.

(2)	During 2014, the Company invested in a traded Corporate Bond (rated Baa3 by Moody's) with a coupon rate of 2.803% and a maturity date of December 30, 2016.

(3)	Current accounts and bank deposits securing the Company's short term bank loans as of December 31, 2014 (see Note 9).

(4)	Deposits used to secure obligations towards the land owners and to secure obligations under financial leasing agreements of two of the Company’s photovoltaic plants.

(5)	Bank deposits securing the Company's swap and Forward contracts (see Notes 10 and 11). The annual interest rate as of December 31, 2014 is 0.35% - 0.56%.

Note 5 - Other Receivables and Prepaid Expenses

	December 31
	2014	2013
	US$ in thousands
Government authorities	3,390	2,000
Income receivable	1,713	1,269
Interest receivable	18	67
Current tax, net	273	199
Prepaid expenses and other	535	822

	5,929	4,357

The Company’s exposure to credit and currency risks is disclosed in Note 21.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2014

Note 6 - Investee Companies

Equity accounted investees

A.	Information about investee companies and other investments

1.            U. Dori Energy Infrastructures Ltd. (“Dori Energy”) –

On November 25, 2010, the Company through its wholly owned subsidiary, Ellomay Clean Energy Ltd. ("Ellomay Energy") entered into an Investment Agreement (the "Dori Investment Agreement") with Dori Group Ltd. ("Dori Group"), and Dori Energy, with respect to an investment in Dori Energy. Dori Energy holds 18.75% of the share capital of Dorad Energy Ltd. ("Dorad"), which owns an approximate 850 MWp bi-fuel operated power plant in the vicinity of Ashkelon, Israel (the "power plant"). On January 27, 2011 (the “Dori Closing Date”), Ellomay Energy invested a total amount of NIS 50,000 thousand (approximately $14,000 thousand) in Dori Energy, and received 40% in Dori Energy's share capital (the "Dori Investment").

Concurrently with the execution of the Dori Investment Agreement, Ellomay Energy, Dori Energy and Dori Group have also entered into the Dori Shareholders Agreement ("Dori SHA"). The Dori SHA grants each of Dori Group and Ellomay Energy with equal rights to nominate directors in Dorad, provided that in the event Dori Energy is entitled to nominate only one director in Dorad, such director shall be nominated by Ellomay Energy for so long as Ellomay Energy holds at least 30% of Dori Energy.

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

Concurrently with the consummation of the Dori Investment, Dori Energy entered into an agreement with Israel Discount Bank ("Discount Bank") pursuant to which Discount Bank extended to Dorad, as per Dori Energy's request, a NIS 120,000 thousand (approximately $ 34,570 thousand) bank guarantee that was required to allow Dori Energy to extend its pro rata share of the equity required by Dorad in connection with Dorad’s power plant project. The Company was committed to provide 40% of the funds of Dori Energy towards Discount Bank under the agreement with Discount Bank. In addition, each of Ellomay Energy and Dori Group pledged their holdings in Dori Energy in favor of Discount Bank as a security for the fulfillment of Dori Energy's obligations to Discount Bank under the agreement with Discount Bank.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2014

Note 6 - Investee Companies (cont'd)

A.	Information about investee companies and other investments (cont'd)

 1.           U. Dori Energy Infrastructures Ltd. (“Dori Energy”) (cont'd)–

Dori Energy invested its remaining pro rata share of the equity required by Dorad to establish the power plant, amounting to approximately NIS 35,402 thousand (approximately $ 10,145 thousand), by way of interest bearing shareholder loans it received from the Company and the Dori Group. Upon completion of provision of Dori Energy's share in equity required by Dorad, the Discount Bank guarantee provided to secure the injection of its share of the equity to Dorad was cancelled.

On May 12, 2014 Dorad was issued production licenses for 20 years and a supply license for one year and on May 19, 2014 Dorad began commercial operation of the power plant. On August 12, 2014 the Company filed a request to extend the supply license for an additional 19 more years. On March 2, 2015 a plenum of Public Utilities Authority - Electricity ("the Electricity Authority") approved extending the license for the additional 19 years and transferred it to the Minister for signing. Thus far the Minister has not yet signed the license.

The Dori Investment Agreement also grants Ellomay Energy an option to acquire additional shares of Dori Energy that, if exercised, will increase Ellomay Energy's percentage holding in Dori Energy to 49% ("first option") and, subject to the obtainment of certain regulatory approvals to 50% ("second option"). The first option is exercisable starting from issuance and shall expire within twelve (12) months following the completion and delivery of the power plant and the second option shall commence at this date and expire within 2 years following the completion and delivery of the power plant,. The exercise price of the options is NIS 2.4 million for each 1% of Dori Energy's issued and outstanding share capital (on a fully diluted basis). The total consideration of the Dori Investment Agreement was allocated to the option to acquire additional shares of Dori Energy based on its estimated fair value as at the Dori Closing Date, in the amount of $ 98 thousand and to the 40% in Dori Energy’s capital shares in the amount of $ 13,805 thousand (including capitalized expenses in the amount of approximately $ 97 thousand).

During 2014, the Company extended approximately $ 4,058 thousand subordinated shareholder loans to Dori Energy. The shareholder loans are linked to the CPI and bear an annual interest rate of 3% higher than the interest Dorad is committed to pay to Dorad's financing consortium during the financial period in respect of the "senior debt" (5.5% as of December 31, 2014).

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2014

Note 6 - Investee Companies (cont'd)

A.	Information about investee companies and other investments (cont'd)

1.            U. Dori Energy Infrastructures Ltd. (“Dori Energy”) (cont'd)–

The investment in Dori Energy is accounted for under the equity method.

The option to purchase additional shares of Dori Energy is measured based on its fair value in every reported period and changes are recorded as other income or expenses. As of December 31, 2014, the fair value of the option is approximately $ 17 thousand and it is recorded as financial asset in long-term assets. The revaluation of the option was recognized as other expenses in the amount of $ 372 thousand for the year ended December 31, 2014.

During 2014 Dorad provided, through its shareholders at their proportionate holdings, additional guarantees in favor of the Electricity Authority in order to comply with its license conditions and as required by its agreement with the Israel Electric Corporation. Total additional performance guarantees provided by Dorad amounted to approximately NIS 180 million (approximately $ 52.4 million), of which, indirectly, the Company's share is approximately NIS 13.5 million (approximately $ 3.9 million).

2.            Pumped Storage Projects (“PSP”) –

On July 17, 2013 the Company entered into a loan agreement with Erez Electricity Ltd. ("Erez Electricity") that owns, among its other holdings, 24% of the pumped storage project in the Gilboa, Israel ("PSP Gilboa") pursuant to which an amount of approximately NIS 770 thousand ($ 213 thousand) was loaned to Erez Electricity. In November 2013 in connection with the sale of Erez Electricity's holdings in PSP to third parties, the Company and Erez Electricity reached an agreement according to which the Company is entitled to the repayment of the amount loaned including accrued interest and linkage, amounting to approximately NIS 1,000 thousand ($ 283 thousand) and maybe entitled to additional compensation in the aggregate amount of NIS 6,700 thousand (approximately $ 1,930 thousand) which will be linked to the Israeli CPI and will be paid in 2 installments of approximately NIS 1,200 thousand (approximately $ 349 thousand) upon financial closing of PSP Gilboa and NIS 5,500 thousand (approximately $ 1,584 thousand) upon receipt of permanent licenses for generation of power and the approval of the technical advisor appointed by the financial institutions who have financed PSP Gilboa to the transfer from set up phase to operational phase. The Company received the first installment of approximately NIS 1,200 thousand (approximately $ 349 thousand) in July 2014 and believes it will also  be entitled to receive the second installment amounting to NIS 5,500 thousand (approximately $ 1,414 thousand). As at December 31, 2014, the Company estimated the fair value of the second installment to be paid at approximately NIS 4,815 thousand (approximately $ 1,238 thousand) using a discounted cash flow model. The revaluation of such financial asset has been recognized as Other Income in consolidated statements of profit and loss.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2014

Note 6 - Investee Companies (cont'd)

A.	Information about investee companies and other investments (cont'd)

Pumped-storage project in the Manara Cliff in Israel (“Manara project”)-

On January 19, 2014, the Company entered into an agreement (the “Agreement”) with the Galilee Development Cooperative Ltd. , an Israeli cooperative of the Upper Galilee Kibutzim (the “Cooperative”), pursuant to which, subject to the fulfillment of conditions, the Company shall acquire the Cooperatives ’s holdings (24.75%) in Agira Sheuva Electra, L.P. (the “Partnership”), an Israeli Limited Partnership that is promoting a prospective pumped-storage project in the Manara Cliff in Israel, as well as its holdings in Chashgal Elyon Ltd. (the “GP”), an Israeli private company, which is the general partner of the Partnership (25%). On January 28, 2014, the Company entered into an agreement  with Ortam, an Israeli publicly listed company, pursuant to which, subject to the fulfillment of conditions, the Company shall acquire Ortam’s holdings (24.75%) in the Partnership as well as Ortam's holdings: (i) in the GP (25%), and (ii) in the engineering, procurement and construction contractor (the “EPC”) of the aforementioned project (50%). In addition to the aforementioned agreements, on May 20, 2014 the Company entered into an agreement with Electra, an Israeli publicly listed company, pursuant to which, subject to the fulfillment of conditions, the Company shall acquire Electra’s holdings (24.75%) in the Partnership as well as Electra's holdings: (i) in the GP (25%), and (ii) in the EPC (50%). In addition, the Company entered into an agreement with Electra on May 20, 2014 pursuant to which Electra shall, upon closing of the transactions contemplated by the aforementioned agreements, acquire the Company's holdings in the EPC. In addition, pursuant to this agreement, the Company was granted a call option to acquire the EPC from Electra, and Electra was granted a put option to sell the EPC to the Company, in each case within 12 months as of the aforementioned closing.

On November 3, 2014, the acquisition of 75% of the limited partnership rights in the Partnership as well as 75% of the GP, from Electra, Ortam and from the Cooperative was consummated. The remaining 25% of the Partnership and the GP are held by Sheva Mizrakot Ltd., an Israeli private company. The Company did not pay any consideration upon the acquisition, and undertook to pay upon the fulfillment of certain conditions precedent an aggregate consideration amount of approximately NIS 65,000 thousands (approximately $17,000 thousabd, as of December 31, 2014). On the same date the Company acquired Ortam’s holdings (50%) in the EPC and, as set forth above, immediately transferred such holdings to a subsidiary of Electra, which, following such transfer, now holds 100% of the EPC.

The Manara Project was issued a conditional license by the Electricity Authority to operate a pumped storage power plant with a capacity of 200 MW, which has since expired, and therefore the advancement of the Manara Project depends, among other factors, on the issuance of a new license by the Authority. As of the reporting date, new license has not yet been received. The Company may, for various reasons including changes in the applicable regulation and adverse economic conditions, resolve not to continue the advancement of the Manara Project without further liability to the other parties under the aforementioned agreements

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2014

Note 6 - Investee Companies (cont’d)

3.             Pre-Bid Agreement –

On June 10, 2014 the Company entered into a Pre-Bid Agreement (the “Pre-Bid Agreement”) with several other companies (together with the Company, the “Consortium”) in connection with the possible submission of an offer (the “Offer”) for the acquisition of the participating interest in the 364/"Alon A" License and the 366/"Alon C" License, both exploration and drilling licenses offshore Israel, from Noble Energy Mediterranean Ltd., Delek Drilling L.P. and Avner Oil Exploration L.P. Pursuant to the Pre-Bid Agreement, the Company could choose whether or not to join the Offer but was required to participate in the costs of preparing and submitting the Offer, regardless of whether or not it chose to join the Offer. The Company joined the Offer that was submitted and is expected to hold approximately 20% of the Consortium. In connection with the submission of the Offer, the Company recorded related expenses of approximately $ 156 thousand during the year ended December 31, 2014. There is no assurance that the Offer will be accepted and under what terms.

B.	Composition of the investments

	December 31
	2014	2013
	US$ in thousands
Investment in shares	12,148	12,927
Long-term loans	16,239	12,732
Deferred interest	(1,150)	(1,058)
	27,237	24,601

C.	Composition of financial assets

	December 31
	2014	2013
	US$ in thousands
Option to acquire additional shares in Dori Energy	17	389
Income receivable in connection with the Erez electricity pumped storage project	1,238	-
Forward contracts (see Note 21)	657	-

	1,912	389

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2014

Note 6 - Investee Companies (cont’d)

D.	Changes in investments

	2014	2013
Changes in equity and loans:	US$ in thousands
Balance as at January 1	24,601	19,198
Grant of long term loans	4,058	4,372
Interest on long term loans	1,346	963
Deferred interest	(230)	(649)
Elimination of interest on loan from related party	(1,158)	(315)
The Company’s share of income (losses)	1,819	(540)
Foreign currency translation adjustments	(3,199)	1,572
Balance as at December 31	27,237	24,601
Changes in option to acquire additional shares:
Balance as at January 1	389	485
Foreign currency translation adjustments	(*)	140
Reevaluation of option to acquire additional shares	(372)	(236)
Balance as at December 31	17	389

 *       Less than $1 thousand

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2014

Note 6 - Investee Companies (cont’d)

E.	Summary financial data for investees, not adjusted for the percentage ownership held by the Company

(a)	Summary information on financial position

								Equity
								attributable
								to the		Surplus		Carrying
	Rate of	Current	Non-current	Total	Current	Non-current	Total	owners of the	Company’s	Costs and	Other	Amount of
	ownership	Assets	assets	assets	liabilities	liabilities	liabilities	Company	share	goodwill	Adjustments	investment
	%	US$ in thousands
2014
Dori Energy	40	59	62,221	62,280	(12)	(41,993)	(42,005)	20,275	8,110	3,900	138	12,148

2013
Dori Energy	40	57	58,853	53,910	(14)	(33,517)	(33,531)	20,379	8,152	4,623	152	12,927

(b)	Summary information on operating results

	Rate of Ownership	Income (Loss) for the year	Company’s share	Elimination of interest on loan from related party	Other adjustments	Company’s share of income (loss) of investee
	%	US$ in thousands
2014
Dori Energy	40	2,268	907	1,158	(246)	1,819
2013

Dori Energy	40	(2,135)	(854)	314	-	(540)

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2014

Note 6 - Investee Companies (cont’d)

C.	Subsidiaries - Business combinations

1.
On July 17, 2014, the Company consummated the acquisition of three photovoltaic (solar) plants with an aggregate installed capacity of approximately 5.6 MWp (the "Spanish PV Plants"). The Spanish PV Plants were already constructed and operating and were connected to the Spanish national grid in 2011. The Spanish PV Plants were acquired from a Spanish company whose German parent company has entered into insolvency proceedings. The Spanish PV Plants and all associated assets and rights were purchased by Ellomay for an aggregate purchase price of Euro 9.5 million (approximately $13,000 thousand), subject to certain purchase price adjustments. The final consideration paid for the Spanish PV Plants and the related licenses was approximately Euro 9.8 million (approximately $13.3 million).

The Company performed an analysis of the fair value of identifiable assets acquired and liabilities assumed by applying a discounted cash-flow method recorded gain on bargain purchase (negative goodwill) in the amount of approximately $4 million based upon management’s best estimate of the value as a result of such analysis. Negative goodwill represents the excess of the Company’s share in the fair value of acquired identifiable assets, liabilities and contingent liabilities over the cost of an acquisition.

Identifiable assets acquired and liabilities assumed (based on amounts as described hereunder):

Acquisition date
US$ in thousands

Property, plant and equipment	17,866
Working Capital, net (excluding cash and cash equivalents)	146
Deferred tax	(891)
Gain on bargain purchase	(3,995)
Total net identifiable assets	13,126

The aggregate cash flows derived for the Company as a result of the acquisition:

US$ in thousands
Cash and cash equivalents paid	13,327
Less - cash and cash equivalents of the subsidiary	201
13,126

Gain on Bargain Purchase (Negative Goodwill)

Gain on bargain purchase (negative goodwill) was recognized as a result of the acquisition under insolvency proceedings as follows:

US$ in thousands
Consideration transferred	13,126
Less fair value of identifiable net assets	(17,121)
Gain on bargain purchase (negative goodwill)	(3,995)

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2014

Note 6 - Investee Companies (cont’d)

F.	Subsidiaries - Business combinations (cont’d)

The Spanish PV Plants were acquired in a tender process from Gerlicher Solar Espana S.L, the subsidiary of a German company, Gerlicher Solar AG, in insolvency proceedings. The Company’s management believes that the factors that contributed to the bargain purchase price were: (a) as noted, the seller was in insolvency proceedings and was therefore under pressure to realize the assets and repay its creditors; (b) the complexity of a cross-border transaction (with due diligence efforts required in both Spain and Germany), (c) one of the critical considerations upon which the liquidator selected the top proposals was the issue of funding, with preference provided to proposals that included full self-financing over proposals that included obtaining financing as a condition on the part of the bidder, and the Company’s bid was not conditioned on obtaining additional financial resources in order to fully fund the purchase price; and (d) the liquidator was interested in selling the three plants together, mainly due to the complexity of splitting the existing contracts between the three plants (insurance contracts, security, maintenance, etc.) and for reasons of efficiency and time constraints, and the Company’s bid entailed the purchase of the three plants. The Company’s management believe that these factors, combined with the Company’s experience in the Spanish and Italian photovoltaic field, provided the liquidator with the assurance that the transaction, if executed with the Company, would be consummated swiftly and efficiently. Taking into account the liquidator’s interest in realizing the assets under receivership and advancing the insolvency proceedings, the liquidator was willing to sell the Spanish PV Plants to the Company at a bargain price.

The results presented in the statements of comprehensive income (loss) do not include the results of the Spanish PV Plants for the entire fiscal year, as the closing date of the acquisition was in July 2014. If the acquisition had occurred on January 1, 2014, the consolidated revenue for the year ended December 31, 2014 would have been $16,927 thousand and consolidated income for the same period would have been $7,853 thousand.

Acquisition-related costs

During the year ended December 31, 2014 the Company incurred acquisition-related costs of approximately $400 thousand related to legal fees and due diligence costs. These costs have been included in general and administrative expenses in the statement of income.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2014

Note 6 - Investee Companies (cont’d)

F.	Subsidiaries - Business combinations (cont’d)

2.
On June 26, 2013, the Company consummated the acquisition of two photovoltaic plants with fixed technology in the Veneto Region, Italy (Northern Italy), with an aggregate nominal capacity of approximately 12MWp (the "Veneto PV Plants"). The Veneto PV Plants, which constitute a business, are fully constructed and operating and were connected to the Italian national grid in August 2011 under the applicable Feed-in-Tariff. The final consideration paid for the Veneto PV Plants and the related licenses was approximately Euro 23.5 million (approximately $30.7 million). The Veneto PV Plants were purchased under insolvency proceedings. The results presented in the statements of comprehensive income (loss) do not include the results of the Veneto PV Plants for the entire fiscal year, as the closing date of the acquisition was in June 2013. If the acquisition had occurred on January 1, 2013, management estimates that consolidated revenue for the year ended December 31, 2013 would have been $15,689 thousand and consolidated income for the same period would have been $9,574 thousand.

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

Identifiable assets acquired and liabilities assumed:

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
30,742

Gain on Bargain Purchase (Negative Goodwill)

Gain on bargain purchase (negative goodwill) was recognized as a result of the acquisition under insolvency proceedings as follows:

US$ in thousands
Consideration transferred	30,742
Less fair value of identifiable net assets	(40,979)
Gain on bargain purchase (negative goodwill)	(10,237)

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2014

Note 6 - Investee Companies (cont’d)

F.	Subsidiaries - Business combinations (cont'd)

Acquisition-related costs

During the year ended December 31, 2013 the Company incurred acquisition-related costs of approximately $500 thousand related to legal fees and due diligence costs. These costs have been included in general and administrative expenses in the statement of income.

The Veneto PV Plants were acquired in a tender process from Solibra Solar Solutions GmbH, a German company in insolvency proceedings. The Company’s management believes that the factors that contributed to the bargain purchase price were: (a) as noted, the seller was in insolvency proceedings and was therefore under pressure to realize the assets and repay its creditors; (b) for various reasons, including the complexity of a cross-border transaction (with due diligence efforts required in both Italy and Germany), a limited number of bids were submitted, and only a few of those were actually considered; (c) one of the critical considerations upon which the liquidator selected the top proposals was the issue of funding, with preference provided to proposals that included full self-financing over proposals that included obtaining financing as a condition on the part of the bidder, and the Company’s bid was not conditioned on obtaining additional financial resources in order to fully fund the purchase price; (d) the liquidator was interested in selling the two plants together, mainly due to the complexity of splitting the existing contracts between the two plants (insurance contracts, security, maintenance, etc.) and for reasons of efficiency and time constraints, and the Company’s bid entailed the purchase of both plants; (e) the Company was already familiar with the Veneto PV Plants due to the Company’s interest in acquiring them in the past, and therefore the Company could more easily complete the due diligence process and structure a bid that would be acceptable to the liquidator; and (f) due to the limited number of bids considered by the liquidator, the Company was also able to enter into direct negotiations with the liquidator following the tender process, which eventually resulted in an additional price reduction as the liquidator believed a further reduction would contribute to the efficient consummation of the acquisition. The Company’s management believes that these factors, combined with the Company’s experience in the Italian photovoltaic field and the Company’s familiarity with the Veneto PV Plants, provided the liquidator with the assurance that the transaction, if executed with the Company, would be consummated swiftly and efficiently. Taking into account the liquidator’s interest in realizing the assets under receivership and advancing the insolvency proceedings, the liquidator was willing to sell the Veneto PV Plants to the Company at a bargain price.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2014

Note 6 - Investee Companies (cont’d)

F.	Subsidiaries - Business combinations (cont'd)

3.
On July 1, 2012 (the "closing date"), Ellomay Spain S.L. (“Ellomay Spain”), a subsidiary in which the Company indirectly owns 85% of the outstanding shares, consummated the acquisition of a photovoltaic plant located in Municipality of Córdoba, Andalusia, Spain with a total nominal capacity of approximately 2.3 MWp, (the “Spanish PV Plant”) and of related licenses. The remaining 15% of Ellomay Spain are held by a Spanish company engaged in providing construction, operating and maintenance services for photovoltaic plants in Europe and elsewhere, whose subsidiary has built and is currently providing operation and maintenance services for several of the Company's Italian PV Plants. The Spanish PV Plant is constructed and operational and has been connected to the Spanish national grid since July 2010. The consideration paid by the Company in connection with the acquisition of the Spanish PV Plant and the related licenses, including all applicable taxes and expenses, amounts to approximately $ 7,316 thousand.

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

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2014

Note 6 - Investee Companies (cont’d)

G.	Subsidiaries – Regulatory updates (cont'd)

•
Following the approval by the Italian parliament in August 2014, a decree executed by the Italian president in June was converted into law (“Law 116/2014”) providing for a decrease in the FiT guaranteed to existing photovoltaic plants with installed capacity of more than 200 kW. Pursuant to Law 116/2014, operators of existing photovoltaic plants, such as the Company, which received a guaranteed 20-year FiT under Italian legislation, were required to choose between the following four alternatives: (i) a reduction of 6%-8% in the FiT (depending on the installed capacity of the relevant plant); (ii) extending the 20-year term of the FiT to 24 years with a reduction in the FiT in a range of 17%-25%, depending on the time remaining on the term of the FiT  for the relevant photovoltaic plant, with higher reductions applicable to photovoltaic plants that commenced operations earlier ; (iii) a rescheduling in the FiT so that during an initial period the FiT is reduced and during the second period the FiT is increased in the same amount of the reduction; or (iv) the sale of up to 80% of the revenues deriving from the incentives generated by the photovoltaic plant to a selected buyer to be identified among the top EU banks (with the selected buyer becoming eligible to receive the original FiT and not subject to the changes set forth in alternatives (i) through (iii) above). The Company chose the first option for all its Italian PV Plants. Therefore, the FiT for eight of its Italian PV Plants has been cut by 8% and the FiT for the remaining four Italian PV Plants has been cut by 7%, all effective as of January 1, 2015.

•
Article 26 of Law 116/2014, provides that, the incentives will be paid through equal monthly installments in an amount of 90% of the average production of each plant in the relevant solar calendar year, based on the effective production before June 30th of the previous year, or if not available, on the basis of the regional forecast. The balance shall be paid within 60 days from the sending of the actual production data and in any event within June 30th of the subsequent year.

•
On January 1, 2013, AEEGSI Resolution n. 281/2012 (subsequently also implemented by Resolution n. 343/2012) (the “AEEGSI Resolution”) entered into force, aiming at charging the PV plant owners with the costs relating to the electric system (so called “imbalance costs”) that are the result of an inaccurate forecast of the production of electric energy, particularly in cases in which the owner is party to the mandatory purchase regime with the national energy handler (GSE).

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2014

Note 6 - Investee Companies (cont’d)

G.	Subsidiaries – Regulatory updates (cont'd)

•
The Italian Tax Agency provided relevant clarifications as to cadastral and tax issues regarding photovoltaic plants in its Resolution n. 36/E dated December 19, 2013, which provides a 4% depreciation rate for tax purposes.

Spain

•
Since July 2013, a new remunerative regime for photovoltaic plants is in force pursuant to RDL 9/2013. The former feed-in tariff has been replaced by the so-called "specific retribution" system that provides the owner of a renewable installation with a defined yield to be calculated as 10-year government bonds plus 300 basis points.  The "specific retribution" includes (i) the proceeds for the sale of electricity according to market price, (ii) an "investment retribution" enough to cover the investment costs of a so-called “standard facility” – provided that such costs are not fully recoverable through the sale of energy in the market and (iii) an "operational retribution" enough to cover the difference, if any, between the operational income and costs of a standard plant that participates in the market. The "specific retribution" is calculated according to the formula and parameters established in RD 413/2014 and Order 1045/2014 (approved and published in the Official Gazette in June 2014). The amounts received in terms of feed-in tariff since July 14, 2013 are subject to a final settlement that will be conducted during the first nine monthly payments following July 2014. The sixth provisional settlement of 2014 (corresponding to the energy produce in June 2014) is the first payment calculated pursuant to the new methodology set forth in RD 413/2014 and Order 1045/2014.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2014

Note 7 - Property, Plant and Equipment

		Office
	Photovoltaic	furniture and	Leasehold
	Plants	equipment	Improvements	Total
	US$ in thousands
Cost
Balance as at January 1, 2013	58,135	131	72	58,338
Additions	25	13	-	38
PV Plant acquired in a business combination (see Note 6F)	39,660	-	-	39,660
Disposals	(384)	-	-	(384)
Effect of changes in exchange rates	5,037	-	-	5,037
Balance as at December 31, 2013	102,473	144	72	102,689

Balance as at January 1, 2014	102,473	144	72	102,689
Additions	-	11	-	11
PV Plant acquired in a business combination (see Note 6F)	17,866	-	-	17,866
Effect of changes in exchange rates	(13,574)	(19)	(8)	(13,601)
Balance as at December 31, 2014	106,765	136	64	106,965
Depreciation
Balance as at January 1, 2013	4,396	51	31	4,478
Depreciation for the year	4,000	11	10	4,021
Effect of changes in exchange rates	519	-	-	519
Balance as at December 31, 2013	8,915	62	41	9,018

Balance as at January 1, 2014	8,915	62	41	9,018
Depreciation for the year	5,429	13	10	5,452
Effect of changes in exchange rates	(1,004)	(10)	(4)	(1,018)
Balance as at December 31, 2014	13,340	65	47	13,452

Carrying amounts
As at January 1, 2013	53,739	80	41	53,860
As at December 31, 2013	93,558	82	31	93,671
As at December 31, 2014	93,425	71	17	93,513

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2014

Note 7 - Property, Plant and Equipment (cont’d)

Investment in Photovoltaic Plants

Since March 4, 2010, the Company has acquired sixteen photovoltaic plants located in Italy and in Spain.

In connection with the establishment of the Company's PV Plants, the Company recorded as of December 31, 2014, property, plant and equipment at an aggregate value of approximately $ 109,723 thousand, in accordance with actual costs incurred.

During the year ended December 31, 2014 the Company invested in PV Plants an aggregate of approximately $ 17,866 thousand. Depreciation with respect to the PV Plants in Italy is calculated using the straight-line method over 20 years commencing from the connection to the national grid that represent the estimated useful lives of the assets. Depreciation with respect to the PV Plant in Spain is calculated using the straight-line method over 25 years starting connection to the national grid that represent the estimated useful lives of the assets. During the year ended December 31, 2014, the Company had recorded depreciation expenses with respect to its PV Plants in Italy and Spain of approximately $ 5,429 thousand.

Presented hereunder are data regarding the Company’s investments in photovoltaic plants as at December 31, 2014:

			Cost included in the
PV Plant Title	Capacity*	Connection to Grid	Book value as
			December 31, 2014
			US$ in thousands
“Troia 8”	995.67 kWp	January 14, 2011	4,254
“Troia 9”	995.67 kWp	January 14, 2011	4,225
“Del Bianco”	734.40 kWp	April 1, 2011	2,548
“Giaché”	730.01 kWp	April 14, 2011	3,349
“Costantini”	734.40 kWp	April 27, 2011	2,568
“Massaccesi”	749.7 kWp	April 29, 2011	3,328
“Galatina”	994.43 kWp	May 25, 2011	4,993
“Pedale	2,993 kWp	May 31, 2011	13,672
“Acquafresca”	947.6 kWp	June 2011	3,845
“D‘Angella”	930.5 kWp	June 2011	3,789
“Soleco”	5,924 kWp	August, 2011**	18,632
“Technoenergy”	5,900 kWp	August, 2011**	18,464
“Ellomay Spain – Rinconada II”	2,275 kWp	June 2010 **	6,691
“Rodríguez I”	1,675 kWp	November 2011 **	4,449
“Rodríguez II”	2,691 kWp	November 2011 **	8,056
“Fuente Librilla”	1,248 kWp	June 2011 **	3,902

* As per the contracts.
** See Note 6F

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2014

Note 8 -  Accrued Expenses and Other Payables

	December 31
	2014	2013
	US$ in thousands
Employees and payroll accruals	155	68
Provision for Legal Claims	-	85
Accrued Interest	42	171
Government authorities	138	-
SWAP and forward related balances	708	472
Current tax, net	1,518	2,247
Payable in connection with photovoltaic plants	-	491
Accrued expenses	1,573	1,777

	4,134	5,311

Note 9 -  Loans and borrowings

A.   Composed as follows:

		Interest	Interest
	Linkage	rate	rate	December 31	December 31
	terms	2014	2013	2014	2013
		%		US$ in thousands
Current maturities of long term loans (refer to Notes 10 and 11)	EURIBOR	1.6-3.5	1.6-5.15	677	855
Short term bank loans (1)	EUROLIBOR	-	4.7	-	18,599

				677	19,454

(1)	To secure the payments under this loan agreement, the Company placed the following first ranking unlimited pledges and provided the following undertakings:

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

•	An undertaking by each of the Pledged entities not to dispose of their assets other than in their regular course of business

•	A guarantee by Ellomay Luxembourg Holdings S.a.r.l.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2014

Note 9 - Loans and borrowings (cont'd)

•	An undertaking by Ellomay Luxembourg Holdings. S.a.r.l not sell or dispose its holdings in the Pledged Entities, except as provided for or approved pursuant to the Loan Agreement.

•	A fixed pledge on the Company's and the General Partner's Discount Bank accounts that are used solely for the purposes of this loan.

•
Undertaking by Ellomay Luxembourg Holdings. S.a.r.l, Ellomay Clean Energy Ltd and Ellomay Clean Energy, Limited Partnership not to take any financial liabilities and not to place any liens on assets, except as permitted under the Loan Agreement.

During the year ended December 31, 2014, the Company repaid a loan from Discount bank in the amount of Euro 13.5 million (approximately $ 18,600 thousand) and a wholly-owned Italian subsidiary of the Company repaid a loan to an Italian bank (Unicredit S.p.A.) in the amount of Euro 4.6 million (approximately $ 6,347 thousand).

Note 10 – Finance Lease Obligation

A.	Composed as follows:

	Linkage	Interest rate	December 31	December 31
	terms	2013 and 2014	2014	2013
		%	US$ in thousands
Leasing institution	EURIBOR	3.5	5,646	6,814

1.
On December 31, 2010, two wholly-owned Italian subsidiaries of the Company entered into financial leasing agreements, (the “Leasing Agreements”) in the amount of Euro 3,000 thousand each (Euro 6,000 thousand in total) for the financing of the subsidiaries, with a nominal annual interest rate of 3.43%. The Company is required to make monthly payments in the amount of Euro 20 thousand each, commencing 210 days after issuance, for the duration of the Leasing Agreements (17 years) which are linked to the 3 months EURIBOR. As of December 31, 2011, the first two drawdowns under the Leasing  Agreements were received in the aggregate amount of approximately Euro 5 million (approximately $6,483 thousand) net of expenses capitalized in the amount of approximately Euro 1.142 million (approximately $1,476 thousand) comprised mainly of Cadastral tax and VAT paid in connection with the Leasing Agreements. In March 2012, the final drawdown under the Leasing Agreements was received in the amount of approximately Euro 818.5 thousand (approximately $1,080 thousand).

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

c.             The Company undertook to assign (as guarantee) the receivables from GSE; and
d.	The Company undertook to encumber in favor of the leasing company the rights in connection with the guarantees provided under the EPC Contracts and the Operation and Maintenance agreements.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2014

Note 10 – Finance Lease Obligation (cont'd)

3.
The Company accounted for the transaction as a sale and a finance leaseback as the Company retained the significant risks and benefits of ownership related to its relevant PV Plants. The carrying value of the photovoltaic plants was left unchanged, with the sales proceeds recorded as a finance lease obligation accounted for under IAS 39.

As of December 31, 2014 financial covenants were met.

B.	The aggregate annual maturities are as follows:

	December 31	December 31
	2014	2013
	US$ in thousands
First year (current maturities)	362	396
Second year	374	411
Third year	387	424
Fourth year	401	439
Fifth year	415	455
Sixth year and thereafter	4,069	5,085
	6,008	7,210
Less current maturities	362	396
Long-term finance lease obligation	5,646	6,814

Note 11 - Long-term Loans

A.           Composed as follows:

		Interest
	Linkage	rate	December 31
	terms	2014	2014
		%	US$ in thousands
Bank loans	EURIBOR	1.6-2	3,087
Other long-term loans	EURIBOR	5.15	952

		Interest
	Linkage	rate	December 31
	terms	2013	2013
		%	US$ in thousands
Bank loans	EURIBOR	1.6-5.15	9,875
Other long-term loans	EURIBOR	5.15	1,175

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

Notes to the Consolidated Financial Statements as at December 31, 2014

Note 11 - Long-term Loans (cont'd)

A.	Composed as follows: (cont’d)

(ii)
A VAT Line, for payment of VAT due on the costs of construction in the amount of Euro 0.55 million, accruing interest at the EURIBOR rate, increased by 160 basis points per annum. As of December 31, 2013, the entire VAT Line was repaid.

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

On November 30, 2011, an amount of Euro 4.4 million (approximately $ 5,640 thousand) was drawn down on account of these credit lines. Related expenses capitalized to the loan comprised mainly of related notary fee and bank charges amount to approximately Euro 171 thousand (approximately $221 thousand).

As of December 31, 2014, the financial covenants were met.

2.
On December 20, 2011, one of the Company's Italian subsidiaries, entered into a loan agreement (the “Loan Agreement”) with an Italian bank (Unicredit S.p.A.). Pursuant to the Loan Agreement, a line of credit was set up in an amount of Euro 5.047 million bearing an interest at the EURIBOR 6 month rate plus a range of 5.15%-5.35% per annum, depending on the period in which interest is accrued during the term of the Loan Agreement. The principal and interest on the loan are repaid semi-annually. The final maturity date of this loan is December 31, 2029. The Loan Agreement provides for mandatory prepayment upon the occurrence of certain events, including in the event the borrower receives insurance or indemnity compensation and in the event of a change in control of the borrower without the bank's consent.

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

On January 31, 2012,  Euro 4.9 million (approximately $ 6,460 thousand) were drawn down on account of these credit lines. Related expenses capitalized to the loan were comprised mainly of related notary fee and bank charges and amount to approximately Euro 148 thousand (approximately $195 thousand).

As of December 31, 2014, the entire loan was repaid.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2014

Note 11 - Long-term Loans (cont'd)

A.	Composed as follows: (cont’d)

3.	Effective as of March 8, 2012, the Company's 85% owned Spanish subsidiary entered into a loan agreement with the owner of the remaining 15% of its outstanding shares. Pursuant to the Loan Agreement, a line of credit was set up in an amount of Euro 8 million bearing interest at the EURIBOR 6 month rate plus a range of 5.15% per annum for a period of 5 years, and renewable for additional 5 year periods. As of December 31, 2014, the credit facility balance used amounts of approximately Euro 784 thousand (approximately $ 952 thousand) including accumulated interests.

B.             The aggregate annual maturities are as follows:

	December 31	December 31
	2014	2013
	US$ in thousands
First year (current maturities)	315	459
Second year	217	486
Third year	1,181	510
Fourth year	241	1,711
Fifth year	253	569
Sixth year and thereafter	2,147	7,774

	4,354	11,509
Less current maturities	315	459
Long-term loans	4,039	11,050

C.	In order to minimize the interest-rate risk resulting from liabilities to banks and financing institutions in Italy linked to the Euribor, the Company executed swap transactions. See note 20.

Note 12 - Debentures

 A.           Composed as follows:

	Interest		December 31, 2014
Original amount	rate	Payment date	Face value	Carrying amount
US$ in thousands	%	of principal	US$ in thousands
(*) 57,725	4.6	December 31	46,363	44,926

	Less current maturities		5,151	4,884

	Total long-term debentures		41,212	40,042

(*) The exchange rate is as at the issuance date.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2014

Note 12 – Debentures (cont’d)

B.	Series A Debentures – Details

On January 13, 2014, the Company issued NIS 120,000 thousand (approximately $ 34,404 thousand based on the U.S. Dollar/NIS exchange rate at that time) principal amount of unsecured non-convertible Series A Debentures (“Series A Debentures“) through a public offering that was limited to residents of Israel at a price of NIS 973 per unit (each unit comprised of NIS 1,000 principal amount of Series A Debentures). The gross proceeds of the offering were approximately NIS 116,760 thousand (approximately $33,474 thousand, at the date of issuance) and the net proceeds of the offering, net of related expenses such as consultancy fee and commissions were approximately NIS 114,700 thousand (approximately $32,885 thousand).

On June 19, 2014, the Company issued additional NIS 80,341 thousand principal amount of Series A Debentures (approximately $ 23,321 thousand based on the U.S. Dollar/NIS exchange rate at that time) to Israeli classified investors in a private placement at a price of NIS 1010 per unit. The gross proceeds of the private placement were approximately NIS 81,144 thousand (approximately $23,554 thousand, at the date of issuance) and the net proceeds of the offering, net of related expenses such as consultancy fee and commissions and interest paid on these additional Series A Debentures in June 2014 were approximately NIS 78,900 thousand (approximately $ 22,900 thousand).

The Series A Debentures are traded on the TASE (Tel Aviv Stock Exchange) and have been rated ilA-, on a local scale, by Standard & Poor’s Maalot Ltd. The Series A Debentures bear fixed interest at the rate of 4.6% per year and are not linked to the Israeli CPI or otherwise.

The Series A Deed of Trust includes customary provisions and also includes the following: (i) a negative pledge such that the Company may not place a floating charge on all of its assets, subject to certain exceptions, and (ii) an obligation to pay additional interest for certain security rating downgrades, up to an increase of 1% for a decrease of four rating levels compared to the rating at the time of issuance of the Series A Debentures.

The Series A Deed of Trust further includes a number of customary causes for immediate repayment, including a default in connection with certain financial covenants for two consecutive financial quarters, which is not cured within the cure period set forth in the Series A Deed of Trust. The financial covenants are as follows:

(i)
The Company’s equity, on a consolidated basis, shall not be less than $55 million; (ii) the ratio of (a) the short-term and long-term debt from banks, in addition to the debt to holders of debentures issued by the Company and any other interest-bearing financial obligations, net of cash and cash equivalents and short-term investments and net of project finance, including hedging transactions in connection with such project finance, of the subsidiaries of the Company, or, together, the Net Financial Debt, to (b) the equity of the Company, on a consolidated basis, plus the Net Financial Debt, shall not exceed a rate of 65%; and (iii) the ratio of (a) the Company’s equity, on a consolidated basis, to (b) the Company’s balance sheet, on a consolidated basis, shall not be less than a rate of 20%.

As at December 31, 2014, all financial covenants were met.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2014

Note 12 – Debentures (cont’d)

The Series A Deed of Trust further provides that the Company may make distributions (as such term is defined in the Companies Law, e.g. dividends), to shareholders, provided that: (a) the Company’s equity following such distribution will not be less than $75 million, (b) the Company shall meet the financial covenants set forth above prior to and following the distribution, (c) the Company will not distribute more than 75% of the distributable profit and (d) the Company will not distribute dividends based on profit due to revaluation (for the removal of doubt, negative goodwill will not be considered a revaluation profit).

In order to minimize the currency risk resulting from the Series A Debentures, the Company executed currency interest rate swap transactions. In February and July 2014, the Company exchanged Series A Debentures NIS denominated notional principal in the aggregate amount of NIS 86 million (approximately $ 22 million) with a Euro notional principal (currency swap transactions). Such currency swap transactions do not qualify for hedge accounting. The currency swaps are measured at fair value with all changes in fair value recognized in profit or loss.

C.           The aggregate annual maturities are as follows:

December 31
2014
US$ in thousands
First year (current maturities)	4,884
Second year	4,902
Third year	4,932
Fourth year	4,959
Fifth year	4,987
Sixth year and thereafter	20,262

44,926
Less current maturities	4,884
Long-term loans	40,042

Note 13 - Other Long-term Liabilities

	December 31	December 31
	2014	2013
	US$ in thousands
Deferred Tax (see Note 19E)	1,008	40
Government authorities	182	248
Swap contracts	3,099	2,048
Liabilities for employees benefits	21	50

	4,310	2,386

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2014

Note 14 - Commitments and Contingent Liabilities

A.           Operating lease commitments

The PV Plants are constructed on land leased for 20-25 years under operating lease agreements, which expire on various dates, ranging from 2031 to 2036. In respect to several of the leases the Company has the option to extend the lease for different terms, the latest of which is until 2051. The Company leases its office space under an operating lease that expires in April 2016. The following table summarizes the minimum annual rental commitments as of the periods indicated under the non-cancelable operating leases and sub-lease arrangements with initial or remaining terms of more than one year, reflecting the terms that were in effect as of December 31, 2014:

Operating
lease
US$ in thousands
Year ended December 31
2015	346
2016	297
2017	259
2018	259
2019 and thereafter	3,732

Total minimum lease payments	4,893

B.           Legal proceedings:

The following is a summary of legal proceedings filed against the Company or its subsidiaries. All amounts are converted to US Dollars at the exchange rate as of December 31, 2014.

1.
In December 2003, a customer of a subsidiary filed a lawsuit alleging that a machine purchased by it failed to perform. The customer sought reimbursement of the purchase price paid by it in the amount of approximately $ 350 thousand (as of December 31, 2014). During 2006 the Company launched a counter claim to this lawsuit for the collection of unpaid outstanding invoices which was settled between the parties in May 2010. In January 2010 the court dismissed the customer’s lawsuit and in June 2010 the customer filed an appeal. Based on management's estimation and the assessment of its legal counsel, no provision was recorded with respect to this claim.

2.
In February 2007, a claim was filed against the Company and one of its former officers by a person claiming to have been an agent of the Company in West Africa for commissions on sales of printers. The claim was for NIS 3,000 thousand ($ 864 thousand as of December 31, 2013). The Company filed a statement of defense denying all claims, both with respect to the causes of action and with respect to the factual allegations in the claim. The plaintiff filed a motion with the Court to strike the Company’s Statement of Defense, which was rejected. The plaintiff's filed a motion to appeal to the Supreme Court. That motion was rejected in July 2010. In October 2012, the district court rendered its ruling and rejected the plaintiff’s claims in their entirety. In November 2012 an appeal was filed in the Supreme Court by the plaintiff. Written summaries were submitted by the plaintiff and by the defendants by

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2014

Note 14 - Commitments and Contingent Liabilities (cont’d)

September 2013 and November 4, 2013, respectively. On March 5, 2014 an appeal hearing was held at the Israeli Supreme Court. In accordance with the court's recommendation, the parties agreed to end all their disputes on a settlement for the amount of $ 85 thousand in favor of the plaintiff. The settlement amount was paid in March 2014.

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

Note 15 - Transactions and Balances with Related Parties

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

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2014

Note 15 - Transactions and Balances with Related Parties (cont’d)

B.	Compensation to key management personnel and interested parties (including directors)

Executive officers and directors participate in the Company’s share option programs. For further information see Note 16 regarding share-based payments.

Compensation to key management personnel and interested parties that are employed by the Company:

	Year ended December 31
	2014		2013		2012
	Number of		Number of		Number of
	people	Amount	people	Amount	people	Amount
		US$ thousands		US$ thousands		US$ thousands
Short-term employee
Benefits	2	603	2	461	2	443
Post-employment
Benefits	2	29	2	29	2	27
Share-based payments	1	*	1	*	1	*

* Less than $1 thousand

Compensation to key management personnel (including directors) that are not employed by the Company:

	Year ended December 31
	2014		2013		2012
	Number of		Number of		Number of
	people	Amount	people	Amount	people	Amount
		US$ thousands		US$ thousands		US$ thousands
Total compensation to
directors not employed
by the Company	3	76	4	90	4	79
share-based payments	3	*	4	9	4	7

* Less than $1 thousand

C.            Debts and loans to related and interested parties

	The terms of the loan			Balance as at December 31		Interest income recognized in statement of income for the year ended December 31
	Interest		Linkage
	rate		base	2014	2013	2014	2013	2012
				US$ thousands
Dori Energy	8.5(*	)	NIS+CPI	16,239	12,732	1,158	314	-

(*)  See note 6A

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2014

Note 16 - Equity

A.           Composition of share capital

	December 31, 2014			December 31, 2013			December 31, 2012
		Issued and			Issued and			Issued and
	Authorized	Outstanding(1)		Authorized	outstanding(1)		Authorized	Outstanding
Number of shares
Ordinary shares
of NIS 10.00 par
value each	17,000,000	10,692,371	(1)	17,000,000	10,692,371	(1)	17,000,000	10,692,371	(1)

(1) Net of treasury shares. 85,655 Ordinary shares as of December 31, 2014 and 2013, have been purchased according to a share buyback program that was authorized the Company's Board of Directors.

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

C.           Warrants

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

D.            Translation reserve from foreign operation

The translation reserve comprises all foreign currency differences arising from the translation of the financial statements of foreign operations.

E.            Capital management in the Company

The Company's capital management objectives are:

1.	To preserve the Company's ability to ensure business continuity thereby creating a return for the shareholders, investors and other interested parties.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2014

Note 16 - Equity (cont’d)

2.	To ensure adequate return for the shareholders by making reasonable investment decisions based on the level of internal rate of return that is in line with the Company's business activity.

3.	To maintain healthy capital ratios in order to support business activity and maximize shareholders value.

Note 17 - Share-Based Payment

A.           Expenses recognized in the financial statements

The expense recognized in the financial statements for services received from employees is shown in the following table:

	Year ended December 31
	2014	2013	2012
	US$ thousand
Expenses arising from share-based payment
transactions	*	9	7

* Less than $1 thousand

The share-based payments that the Company granted to its employees are described below. Other than the revision to the 1998 Plan (as hereinafter defined) during 2013, there have been no modifications or cancellations to any of the employee stock options plans during 2014, 2013 or 2012. The amount recognized as an expense is adjusted to reflect the actual number of share options that are expected to vest.

The fair value of the options is estimated using a Black-Scholes options pricing model with the following weighted average assumptions:

	Year ended December 31
	2014	2013
Dividend yield	0%	0%
Expected volatility	0.334	0.374
Risk-free interest	0. 475%	0. 35%
Expected life (in years)	2-3	2-3

All options granted during 2014 and 2013 were granted with exercise price equal or higher than the market price on the date of grant. Weighted average fair values and exercise price of options on dates of grant are as follows:

	Equal market price
	2014	2013
	US$
Weighted average exercise prices	9.37	8.48

Weighted average fair value on grant date	1.8	1.8

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2014

Note 17 - Share-Based Payment (cont'd)

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

As of December 31, 2014, 25,502 options are outstanding and 41,081 ordinary shares are available for future grants under the 1998 Plan and 132,319 options are outstanding and 594,885 Ordinary shares are available for future grants under the 2000 Plan. Options that are cancelled or forfeited become available for future grant.

During 2014, 2013 and 2012, the Company granted to directors 3,000, 4,000 and 4,000 options, respectively.

During 2014, 2013 and 2012 the Company granted to one of its senior employee 34, 45 and 45 options, respectively. There were no other option grants during 2014, 2013 and 2012.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2014

Note 17 - Share-Based Payment (cont'd)

C.           Changes during the year:

The following table lists the number of share options, the weighted average exercise prices of share options during the current year:

	2014		2013		2012
		Weighted		Weighted		Weighted
		average		average		average
	Number of	exercise	Number of	exercise	Number of	exercise
	options	price	options	price	options	price
		US$		US$		US$
Outstanding at
beginning of year	155,787	8.24	151,742	8.24	153,364	8.2
Granted during
the year	3,034	9.37	4,045	8.48	4,045	5.24
Exercised during
the year	-	-	-	-	(5,667)	5.72
Expired during
the year	(1,000)	8.48	-	-	-	-

Outstanding at
end of year	157,821	8.26	155,787	8.24	151,742	8.24

Exercisable at
end of year	156,745	8.32	153,708	8.24	151,663	8.24

D.
The weighted average remaining contractual life for the share options outstanding as of December 31, 2014 was 2.56- 4.15 years (as of December 31, 2013: 4.76-6.89 years and as of December 31, 2012: 5.76-7.89 years).

E.	The range of exercise prices for share options outstanding as of December 31, 2014 was $3.1- $9.37 (as of December 31, 2013: $ 3.1- $ 9.2 and as of December 31, 2012: $ 3.1- $ 9.2).

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2014

Note 18 - Details to the Statements of Comprehensive Income (Loss)

A.           Financing income and expenses:

1.            Financing income

	For the year ended December 31
	2014	2013	2012
	US$ in thousands
Interest income	230	204	438
Change in fair value of derivatives	-	1,543	-
Forward gain	-	-	112
Gain from exchange rate differences, net	2,015	-	-
Total financing income	2,245	1,747	550

2.            Financing expenses

	For the year ended December 31
	2014	2013	2012
	US$ in thousands
Change in fair value of derivatives	1,048	-	1,973
Swap interest	1,383	768	511
Debentures interest and related expenses	2,336	-	-
Share-based payment	-	513	-
Interest on loans	782	1,258	1,028
Loss from exchange rate differences, net	-	1,434	485
Bank charges and other commissions	91	228	22
Total financing expenses	5,640	4,201	4,019

B.           Operating Costs and Depreciation

	For the year ended December 31
	2014	2013	2012
	US$ in thousands
Depreciation	5,452	4,021	2,717
Professional services	163	165	268
Annual rent	263	215	205
Operating and maintenance services	1,708	1,251	922
Insurance	261	250	153
Other	692	500	406
Total operating costs	8,539	6,402	4,671

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2014

Note 18 - Details to the Statements of Comprehensive Income (Loss) (Cont'd)

C.           General and administrative expenses

	For the year ended December 31
	2014	2013	2012
	US$ in thousands
Salaries and related compensation	1,503	1,100	963
Professional services	2,709	2,608	1,547
Loss from disposal of fixed assets, net of insurance income	-	-	338
Income from Bond enforcement (*)	-	(596)	-
Other	41	337	262
Total general and administrative expenses	4,253	3,449	3,110

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

D.           Other income (expense), net

	For the year ended December 31
	2014	2013	2012
	US$ in thousands
Other income in connection with the Erez electricity pumped storage project (see Note 6)	1,704	-	-
Reevaluation of option to acquire additional shares	(372)	(236)	-
Other	106	194	146
Total operating costs	1,438	(42)	146

Note 19 - Taxes on Income

                A.            Israeli taxation

Corporate tax rate

Presented hereunder are the tax rates relevant to the Company in the years 2012-2014:
2012 – 25%, 2013 – 25%, 2014 – 26.5%

On August 5, 2013 the Knesset passed the Law for Changes in National Priorities (Legislative Amendments for Achieving Budget Objectives in the Years 2013 and 2014) – 2013, by which, inter alia, the corporate tax rate would be raised by 1.5% to a rate of 26.5% as from 2014.
Current taxes for the reported periods are calculated according to the tax rates presented above.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2014

Note 19 - Taxes on Income (cont’d)

Luxembourg taxation

Corporate tax rate

Corporate Income Tax rate is 29.22%. Minimum tax payments are made based on the entity’s total assets and are considered as a conditional advance tax payment on corporate income tax due in future tax periods.

Italian taxation

Corporate tax rate

As a rule, corporate income tax (named IRES from 2004) is payable by all resident companies on income from any source, whether earned in Italy or abroad, at the rate of 27.5%. Both resident and non-resident companies are subject to regional income tax (IRAP), but only on income arising in Italy at the rate from 3.90% to 4.82%, depending on the Region.

Spanish taxation

As a rule, corporate income tax is payable by all resident companies on income from any source, whether earned in Spain or abroad at the rate of 30%. Small sized Spanish entities, with an aggregate turnover of less than EUR 10 million, pay a tax rate of 25%. The Company’s Spanish subsidiaries pay a tax rate of 25%.

New taxation of revenues from energy generation-
The Spanish Parliament has enacted the Spanish Law No. 15/2012, dated December 27, 2012 (“Law No. 15/2012”), on fiscal measures for the sustainability of the energy sector, which entered into force on January 1, 2013. Law No. 15/2012 sets forth a new tax on energy generation of 7% from the total amount received.

B.           Composition of income tax benefit (taxes on income):

	For the year ended December 31
	2014	2013	2012
	US$ in thousands
Current tax income (expense)
Current year	(806)	(1,045)	(526)
Previous years	40	71	24
Reverse of uncertain tax positions	469	209	1,316
	(297)	(765)	814
Deferred tax income
Creation and reversal of temporary differences	96	520	197

Tax benefit (taxes on income)	(201)	(245)	1,011

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2014

Note 19 - Taxes on Income (cont’d)

C.           Theoretical tax:

Statutory rate applied to corporations in Israel and the actual tax expense, is as follows:

	2014	2013	2012
	US$ in thousands
Profit (loss) before taxes on income	6,847	10,332	(3,144)
Primary tax rate of the Company	26.5%	25%	25%
Theoretical tax benefit (tax on income)	(1,814)	(2,583)	786

Profit (loss) subject to different tax rate	(94)	117	70
Foreign exchange differences	142	(82)	92
Differences in connection with gain on bargain purchases	(999)	(2,267)	-
Creation of deferred taxes for tax losses and benefits from previous years for which deferred taxes were not created in the past	(357)	-	-
Unrecognized tax profit (losses) and reserve of uncertain tax position and others	(305)	(106)	(387)

Actual tax benefit (tax on income)	(201)	(245)	1,011

D.           Carry forward tax losses:

As of December 31, 2014, Ellomay Capital Ltd. had available carry forward tax losses, carry forward capital tax losses and deductions aggregating to approximately $ 30,490 thousand, which have no expiration date.
Deferred taxes of the Company have not been recognized as the Company and its non-operating subsidiaries' carry forward tax losses. Deferred taxes are recognized by operating subsidiaries for unused tax losses, tax benefits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized.

The Company's management currently believes that as Ellomay Capital Ltd. has a history of losses it is more likely than not that the deferred tax regarding all losses carry forward will not be utilized in the foreseeable future.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2014

Note 19 - Taxes on Income (cont’d)

E           Deferred taxes:

		Finance lease
	Property and	obligations and	Swap	Losses
	equipment	Long term loans	contract	on income	Total
	US$ in thousands
Balance of deferred tax asset
(liability) as at January 1, 2013	(3,028)	2,994	321	-	287

Changes recognized in profit or loss	290	(90)	(151)	471	520
Changes recognized due to business combination	-	404	-	-	404
Changes recognized in in other comprehensive income	15	86	8	(7)	102
Balance of deferred tax asset
(liability) as at December 31, 2013	(2,723)	3,394	178	464	1,313

			Finance lease
	Financial	Property and	obligations and	Swap	Losses
	Asset	equipment	Long term loans	contract	on income	Total
	US$ in thousands
Balance of deferred tax asset
(liability) as at January 1, 2014	-	(2,723)	3,394	178	464	1,313

Changes recognized in profit or loss	(1,276)	71	93	(5)	1,213	96
Changes recognized due to business combination	-	(1,616)	-	-	691	(925)
Changes recognized in other comprehensive income	-	497	(248)	(20)	(296)	(67)
Balance of deferred tax asset
(liability) as at December 31, 2014	(1,276)	(3,771)	3,239	153	2,072	417

F. Provision for tax uncertainties:

As of December 31, 2014, the total amount of unrecognized tax benefits was $ 1,255 thousand, which, if recognized, would affect the effective tax rates in future periods. Management performs a comprehensive review of its global tax positions on an annual basis and accrues amounts for contingent tax liabilities. Based on these reviews, the result of discussions and resolutions of matters with certain tax authorities and the closure of tax years subject to tax audit, reserves are adjusted as necessary. However, future results may include favorable or unfavorable adjustments to estimated tax liabilities in the period the assessments are determined or resolved.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2014

Note 20 - Earnings Per Share

The following table sets forth the computation of basic and diluted earnings per share:

	For the year ended December 31
	2014	2013	2012
	US$ in thousands (other than share and per share data)

Net income (loss) attributed to owners of the Company	6,658	10,068	(2,110)

Weighted average ordinary shares outstanding (1)	10,692,371	10,692,371	10,709,294

Dilutive effect:
Stock options and warrants	115,917	60,437	-

Diluted weighted average ordinary shares
Outstanding	10,808,288	10,752,808	10,709,294

Basic profit (loss) per share from continuing operations	0.62	0.94	(0.20)

Diluted profit (loss) per share from continuing operations	0.62	0.94	(0.20)

 (1)      Net of treasury shares.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2014

Note 21 - Financial Instruments

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

In order to manage these risks and as described hereunder, the Company executes transactions in derivative financial instruments. Presented hereunder is the composition of the derivatives:

	For the year ended December
	2014	2013
	US$ in thousands
Derivatives presented under non-current assets
Forward contracts	657	-

Derivatives presented under current liabilities
SWAP contracts	(708)	(472)
Derivatives presented under non-current liabilities
SWAP contracts	(3,099)	(2,048)

The following table sets forth the details of the Company’s Forward and SWAP contracts:

	December 31, 2014
	Currency linkage/interest rate	Currency Linkage/interest rate	Date of expiration	Fair value - US$ in
	receivable	payable		thousand

EUR 8 million interest swap transaction for a period of 17 years, amortized semi-annually	Euribor 6 months	Fixed 2.67%	September 7, 2027	(1,066)
Euro 10 million interest swap transaction for a period of 17 years, amortized quarterly	Euribor 3 months	Fixed 3. 595%	April 3, 2028	(1,939)
Euro 3.75 million interest swap transaction for a period of 15 years, semi-annually.	Euribor 6 months	Fixed 2.53%	June 30, 2027	(487)
Currency interest rate SWAP contracts with an aggregate NIS denominated principal of NIS 85 million	3.93%-3.98% Euro interest	4.6% NIS interest	December 29, 2023	(315)
Forward EUR/USD contracts with an aggregate EUR denominated principal of EUR 17.5 million	weighted average rate of approximately 1.3		September 2016-January 2019	657

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2014

Note 21 - Financial Instruments (cont’d)

B.	Risk management framework

The Company's management has overall responsibility for the establishment and oversight of the Company’s risk management framework.

C.	Credit Risk

As at December 31, 2014, the Company does not have any significant concentration of credit risk.

Cash and short-term deposits
As at December 31, 2014 and 2013, the Company had cash and cash equivalents in the amount of $15,758 thousand and $7,238 thousand, respectively, and short-term deposits in the amount of $3,980 thousand and $5,153 thousand, respectively. The Company’s cash and cash equivalents and short-term deposits are deposited with financial institutions that received a credit rating (international rating scale). See also Note 3.

Marketable securities
As at December 31, 2014, the Company invested in a traded Bond in an amount of $3,650 thousand with the intention to maintain the value of its liquid resources. See also Note 4.

Restricted cash
As at December 31, 2014 and 2013, the Company had a balance of current restricted cash of $283 thousand and $5,653 thousand, respectively, and a balance of non-current restricted cash of $5,134 thousand and $4,315 thousand, respectively. See also Note 4.

Trade and other receivables
As at December 31, 2014 and 2013, the Company had a balance of trade receivables of $214 thousand and $134 thousand, respectively. This balance mainly refers to invoices issued and unbilled to ENEL, the Italian national electricity grid operator and to NEXUS or GNERA that represent  the PV Plants located in Spain in its dealings with the Spanish National Energy Commission, and are due within 60 days from issuance.

As at December 31, 2014 and 2013, the Company had a balance of revenue receivables of $1,713 thousand and $1,269 thousand, respectively. This balance refers to amounts to be paid from GSE, Italy's energy regulation agency responsible and from the Spanish National Energy Commission., inter-alia, for incentivizing energy manufacturers, and is due within 90 days from the end of the month.

As at December 31, 2014 and 2013, the Company had a balance of government authorities' receivables of $3,390 thousand and $2,000 thousand, respectively. This balance refers to vat and withholding tax receivables in Italy and Spain.

D.	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

The Company has contractual commitments due to financing agreements and EPC and O&M agreements of its subsidiaries in Italy and Spain. See also Note 14A.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2014

Note 21 - Financial Instruments (cont’d)

D.	Liquidity risk (cont’d)

The following are the contractual maturities of financial liabilities at undiscounted amounts and based on the future rates forecasted at the reporting date, including estimated interest payments. This disclosure excludes the impact of netting agreements:

	December 31, 2014
	Carrying	Contractual	Less than			More than
	amount	cash flows	1 year	1-2 years	2-5 years	5 years
	US$ in thousands
Non-derivative financial liabilities

Long term loans, including current maturities	4,354	5,120	432	286	2,058	2,344

Finance lease obligation including current maturities	6,008	7,558	571	571	1,708	4,708

Debentures	44,926	57,026	7,284	7,047	19,719	22,976

Trade payables and other accounts payable	2,774	2,774	2,774	-	-	-

	58,062	72,478	11,061	7,904	23,485	30,028
Derivative finance liabilities

Swap contracts	3,807	3,807	708	1,154	736	1,209

	3,807	3,807	708	1,154	736	1,209
Derivative finance Assets
Forward contracts	657	657	-	494	163	-

	657	657	-	494	163	-

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2014

Note 21 - Financial Instruments (cont’d)

D.	Liquidity risk (cont’d)

	December 31, 2013
	Carrying	Contractual	Less than			More than
	amount	cash flows	1 year	1-2 years	2-5 years	5 years
	US$ in thousands
Non-derivative financial liabilities

Long term loans, including current maturities	11,509	16,633	977	981	4,398	10,277

Finance lease obligation including current maturities	7,210	8,953	351	666	1,998	5,938

Loans and borrowings	18,599	18,836	18,836	-	-	-

Trade payables and other accounts payable	4,490	4,490	4,490	-	-	-

	41,808	48,912	24,654	1,647	6,396	16,215
Derivative finance liabilities

Swap contracts	2,520	2,520	472	720	579	749

	2,520	2,520	472	720	579	749

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2014

Note 21 - Financial Instruments (cont’d)

E.	Market risk

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

As a result of the Company's operations, the Company is exposed to the impact of exchange rate fluctuations of the EUR/USD and NIS/USD on the Company's balance sheet.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2014

Note 21 - Financial Instruments (cont’d)

E.	Market risk (cont’d)

(1)	Linkage and foreign currency risks (cont’d)

(a)	The exposure to linkage and foreign currency risk

The Company's exposure to linkage and foreign currency risk except in respect of derivatives (see hereunder) was as follow:

	December 31, 2014
	Non-monetary	NIS	Unlinked	EURO	Total
	US$ in thousands

Current assets:
Cash and cash equivalents	-	6,184	5,850	3,724	15,758
Marketable securities	-	-	3,650	-	3,650
ST deposits	-	-	3,980	-	3,980
ST restricted cash	-	-	-	283	283
Trade receivables	-	-	-	214	214
Other accounts receivables	700	110	19	5,100	5,929
Non-current assets:
Investments in equity
accounted investees	27,237	-	-	-	27,237
Financial asset	17	1,238	-	657	1,912
Property, plant and
equipment, net	93,513	-	-	-	93,513
LT restricted cash	-	-	4,273	861	5,134
Other assets	1,477	-	-	-	1,477
Current liabilities:
Loans and borrowings	-	-	-	(677)	(677)
ST Debentures	-	(4,884)	-	-	(4,884)
Accounts payable	-	(55)	(102)	(1,072)	(1,229)
Accrued expenses and
other payables	(1,262)	(832)	(600)	(1,440)	(4,134)
Non-current liabilities:
Finance lease obligations	-	-	-	(5,646)	(5,646)
Long-term loans	-	-	-	(4,039)	(4,039)
LT Debentures	-	(40,042)	-	-	(40,042)
Other long-term liabilities	(1,008)	(163)	-	(3,139)	(4,310)
Total exposure in statement
of financial position in
respect of financial assets
and financial liabilities	120,674	(38,444)	17,070	(5,174)	94,126

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2014

Note 21 - Financial Instruments (cont’d)

E.	Market risk (cont’d)

(1)	Linkage and foreign currency risks (cont’d)

(a)	The exposure to linkage and foreign currency risk (cont’d)

	December 31, 2013
	Non-monetary	NIS	Unlinked	EURO	Total
	US$ in thousands

Current assets:
Cash and cash equivalents	-	1,497	224	5,517	7,238
ST deposits	-	-	5,153	-	5,153
ST restricted cash	-	3,805	-	1,848	5,653
Trade receivables	-	-	-	134	134
Other accounts receivables	871	30	67	3,389	4,357
Non-current assets:
Investments in equity
accounted investees	24,601	-	-	-	24,601
Financial asset	389	-	-	-	389
Property, plant and
equipment, net	93,671	-	-	-	93,671
LT restricted cash	-	-	3,304	1,011	4,315
Other assets	1,419	-	-	-	1,419
Current liabilities:
Loans and borrowings	-	-	-	(19,454)	(19,454)
Accounts payable	-	(108)	(20)	(2,026)	(2,154)
Accrued expenses and
other payables	(2,299)	(195)	(1,217)	(1,600)	(5,311)
Non-current liabilities:
Finance lease obligations	-	-	-	(6,814)	(6,814)
Long-term loans	-	-	-	(11,050)	(11,050)
Other long-term liabilities	(90)	-	-	(2,296)	(2,386)
Total exposure in statement
of financial position in
respect of financial assets
and financial liabilities	118,562	5,029	7,511	(31,341)	99,761

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2014

Note 21 - Financial Instruments (cont’d)

E.	Market risk (cont’d)

(1)	Linkage and foreign currency risks (cont’d)

(a)	The exposure to linkage and foreign currency risk (cont’d)

Information regarding significant exchange rates:

	For the year ended December 31
	2014		2013
	Rate of		Rate of
	change		change
	%	USD	%	USD
1 Euro	(11.8)	1.215	4.6	1.378
1 NIS	(10.7)	0.257	7.5	0.288

(b)	Sensitivity analysis

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

	December 31, 2014
	Increase	Decrease
	Profit or loss	Profit or loss
	US$ thousands
Change in the exchange rate of:
5% in the Euro	16	(16)
5% in NIS	(7,414)	7,414

	December 31, 2013
	Increase	Decrease
	Profit or loss	Profit or loss
	US$ thousands
Change in the exchange rate of:
5% in the Euro	(1,209)	1,209
5% in NIS	873	(873)

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2014

Note 21 - Financial Instruments (cont’d)

E.	Market risk (cont’d)

Interest rate risk

The Company is exposed to changes in fair value, as a result of changes in interest rate in connection with its loans and borrowings. The debt instruments of the Company bear interest at variable rates.

Sensitivity analysis

A change in interest rate would have increased (decreased) profit or loss by the amounts shown below:

	December 31,
	2014	2013
	Profit or loss	Profit or loss
	US$ in thousands
Increase of 1%	1,001	280
Increase of 3%	2,886	849
Decrease of 1%	(884)	(292)
Decrease of 3%	(2,770)	(861)

F.	Fair value

(1)	Fair values versus carrying amounts

The carrying amounts of certain financial assets and liabilities, including cash and cash equivalents, other accounts receivables, pledged deposits, financial derivatives credit from banks and trade payables and other accounts payables are the same or proximate to their fair value.

The fair values of the other financial liabilities, together with the carrying amounts shown in the statement of financial position, are as follows:

	December 31, 2014
		Fair value
	Carrying				Valuation techniques for	Inputs used to
	amount	Level 1	Level 2	Level 3	determining fair value	determine fair value
	US$ in thousands
Non-current liabilities:
Debentures	44,926	45,468
Loans from banks and others (including current maturities)	4,354	-	4,297	-	Future cash flows by the market interest rate on the date of measurement.	Discount rate of Euribor+ 2.85%
Finance lease obligations (including current maturities)	6,008	-	5,850	-	Future cash flows by the market interest rate on the date of measurement.	Discount rate of Euribor+ 2.85%
	55,288	45,468	10,147	-

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2014

Note 21 - Financial Instruments (cont’d)

F.	Fair value

(2)	Interest rates used for determining fair value

The interest rates used to discount estimated cash flows, when applicable, are based on the government yield curve at the reporting date plus an adequate credit spread, and were as follows:

	December 31
	2014	2013
	%
Non-current liabilities:
Loans from banks	Euribor+2.85%	Euribor+5-6%
Finance lease obligations	Euribor+2.85%	Euribor+5-6%

(3)           Fair value hierarchy

The financial instruments presented at fair value are grouped into classes with similar characteristics using the following fair value hierarchy which is determined based on the source of input used in measuring fair value:

Level 1	-	Quoted prices (unadjusted) in active markets for identical assets or liabilities.
Level 2	-	Inputs other than quoted prices included within Level 1 that are observable either directly or indirectly.
Level 3	-	Inputs that are not based on observable market data (valuation techniques which use inputs that are not based on observable market data).

	December 31, 2014
	Level 1	Level 2	Level 3	Total
	US$ in thousands
Option to acquire additional
shares in investee	-	-	17	(1) 17

Income receivable in connection with the Erez electricity pumped storage project (see Note 6)			1,238	(2)1,238
Marketable securities		3,650		3,650
Forward contracts		657		657
Swap contracts	-	(3,807)		(3,807)

(1) The fair value of non-marketable options is determined based on valuations on a regular basis. The valuations are presented to the Company’s Audit Committee.
Unobservable inputs relate to the fair value of the option to acquire additional shares in investee was calculated based on a binomial option pricing model considering estimates and parameters such as NAV (net asset value) of Dori Energy, which was determined based on the value of Dorad, estimated according to the discounted cash flows of Dorad, discounted by the return on equity of Dorad and net of its financial liabilities as of December 31, 2014.

(2) The fair value of the income receivable in connection with the Erez electricity pumped storage project was calculated according to the cash flows expected to be received in 4.5 years following the financial closing of the project, discounted at a weighted interest rate of 2.36% reflecting the credit risk of the debtor.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2014

Note 21 - Financial Instruments (cont’d)

F.	Fair value (cont’d)

(4)           Level 3 financial instruments carried at fair value

The table hereunder presents reconciliation from the beginning balance to the ending balance of financial instruments carried at fair value in level 3 of the fair value hierarchy:

Income receivable in connection with the Erez electricity pumped storage project

	Financial assets
	Option to purchase Additional shares in investee	Income receivable in connection with the Erez electricity Pumped sorage project

	US$ in thousands
Balance as at December 31, 2012	485	-

Total income recognized in profit or loss	(236)	-
Foreign Currency translation adjustments	140	-

Balance as at December 31, 2013	389	-

Total income recognized in profit or loss	(372)	1,704
Paid		(349)
Foreign Currency translation adjustments	(*)	(117)

Balance as a December 31, 2014	17	1,238

*       Less than $1 thousand

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

	December 31, 2014
	Increase		Decrease
	Profit or loss	Equity	Profit or loss	Equity
	US$ in thousands
Option to purchase additional shares in investee:
Change in volatility of 10%	11	11	(30)	(30)
Change in volatility of 20%	55	55	(35)	(35)
Change in interest rate of 1%	(17)	(17)	(17)	(17)
Change in interest rate of 2%	(14)	(14)	(17)	(17)

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2014

Note 22 - Segments Information

The Company's chief operating decision maker (CODM) reviews internal management reports on a consolidated basis. The Company has only one strategic business unit.

Geographical information

The Company is domiciled in Israel and it operates in Italy and in Spain through its subsidiaries that own sixteen PV Plants and in Israel through Dori Energy.

The following table lists the revenues from the company's operation in Italy and Spain:

	For the year ended December 31
	2014	2013	2012
	US$ in thousands
Italy	13,259	11,673	8,387
Spain	2,523	1,309	503
Total income	15,782	12,982	8,890

The following table lists the Property, plant and equipment, net from the company's operation:

	For the year ended December 31
	2014	2013
	US$ in thousands
Israel	88	112
Italy	71,927	86,470
Spain	21,498	7,089
Total Property, plant and equipment, net	93,513	93,671

Major customer

Revenues are mainly derived from one customer in each of the Italian and Spanish subsidiaries (government agencies).

Note 23 - Subsequent Events

Since January 1, 2015 the Company has entered into additional Forward EUR/USD contracts with an aggregate EUR denominated principal of EUR 12.5 million with a weighted average rate of approximately 1.149 USD/EUR and expiration dates in September 2016 and September 2018.

On March 18, 2015, the Company’s Board of Directors adopted a dividend distribution policy (the “Policy”), pursuant to which the Company intends to distribute a dividend of up to 33% of the annual distributable profits each year, either by way of a cash dividend, a share buyback program or a combination of both. The distribution of the dividend sand the dividend amounts pursuant to the Policy are not guaranteed and are subject to the specific approval of our Board of Directors, based on various factors they deem appropriate including, among others, our financial position, our outstanding liabilities and contractual obligations, prospective acquisitions, our business plan and the market conditions.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2014

Note 23 - Subsequent Events (cont’d)

In April 2015, the Company provided a notice of exercise of the first option to acquire additional share capital of Dori Energy. Following the exercise of this first option, the Company’s holdings in Dori Energy will increase from 40% to 49% and the Company’s indirect ownership of Dorad will increase from 7.5% to 9.1875%. The aggregate amount that will be paid by the Company in connection with the exercise of the first option is expected to be approximately NIS 28,100 thousand (approximately $7,100 thousand) and includes the exercise price and the amount required in order to realign the shareholders loans provided to Dori Energy by its shareholders with the new ownership structure.

Exhibit Index

Number	Description
1.1	Memorandum of Association of the Registrant (translated from Hebrew), reflecting amendments through June 9, 2011*(1)
1.2	Second Amended and Restated Articles of the Registrant, reflecting amendments through June 20, 2012(1)
2.1	Specimen Certificate for ordinary shares(2)
4.1	1998 Share Option Plan for Non-Employee Directors
4.2	2000 Stock Option Plan(1)
4.3	Form of Indemnification Agreement between the Registrant and its officers and directors(1)
4.4	Form of Exemption Letter between the Registrant and its officers and directors(1)
4.5	Form of Registration Rights Agreement, dated September 12, 2005, among the Registrant, certain investors, Bank Hapoalim, Bank Leumi and Israel Discount Bank(3)
4.6	Management Services Agreement, by and among the Registrant, Kanir Joint Investments (2005) Limited Partnership and Meisaf Blue & White Holdings Ltd., effective as of March 31, 2008(4)
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

Number	Description
4.19	Acquafresca Building Right Agreement (summary of Italian version)(2)*
4.20	D’Angella Building Right Agreement (summary of Italian version)(2)*
4.21	Rinconada II Building Right Agreement (summary of Spanish version)(2)*
4.22	Directors and Officers Compensation Policy, adopted June 2013(8)
4.23	Amendment No. 1 to Management Services Agreement, by and among the Registrant, Kanir Joint Investments (2005) Limited Partnership and Meisaf Blue & White Holdings Ltd., dated June 18, 2013(9)
4.24	Veneto PV Plants Framework Acquisition Agreement, dated March 28, 2013, as amended on May 2, 2013 (summary of German version)(9)*
4.25	Soleco Building Right Agreement (summary of Italian version)(9)*
4.26	Tecnoenergy Building Right Agreement (summary of Italian version)(9)*
4.27	Warrant issued to Mr. Zohar Zisapel, dated August 7, 2013(9)
4.28	Deed of Trust between the Registrant and Hermetic Trust (1975) Ltd., dated December 30, 2013 (translation of Hebrew version)(9)*
4.29	Rodríguez I Lease Agreements (summary of Spanish version)*
4.30	Rodríguez II Lease Agreements (summary of Spanish version)*
4.31	Fuente Librilla Lease Agreement (summary of Spanish version)*
8	List of Subsidiaries of the Registrant
12.1	Certification of Principal Executive Officer required by Rule 13a-14(a) and Rule 15d-14(a) (Section 302 Certification)
12.2	Certification of Principal Financial Officer required by Rule 13a-14(a) and Rule 15d-14(a) (Section 302 Certification)
13	Certification of Principal Executive Officer and Principal Financial Officer required by Rule 13a-14(b) and Rule 15d-14(b) (Section 906 Certification)
15.1	Consent of Somekh Chaikin, Member Firm of KPMG International, Independent Registered Public Accounting Firm with respect to our financial statements
15.2	Consent of BDO with respect to the financial statements of Ellomay Spain S.L.
15.3	Consent of BDO with respect to the financial statements of Rodríguez I Parque Solar, S.L.
15.4	Consent of BDO with respect to the financial statements of Rodríguez II Parque Solar, S.L.
_____________________________________

*	The original language version is on file with the Registrant and is available upon request.

(1)	Previously filed with the Registrant’s Form 20-F for the year ended December 31, 2012 and incorporated by reference herein.
(2)	Previously filed with the Registrant’s Form 20-F for the year ended December 31, 2011 and incorporated by reference herein.
(3)	Included in the Registrant’s Form 6-K dated October 14, 2005 and incorporated by reference herein.
(4)	Included in the Registrant’s Form 6-K dated December 1, 2008 and incorporated by reference herein.
(5)	Previously filed with Amendment No. 2 to the Registrant’s Form 20-F for the year ended December 31, 2009 and incorporated by reference herein.
(6)	Previously filed with the Registrant’s Form 20-F for the year ended December 31, 2009 and incorporated by reference herein.
(7)	Previously filed with the Registrant’s Form 20-F for the year ended December 31, 2010 and incorporated by reference herein.
(8)	Included in Exhibit 2 of the Registrant’s Form 6-K dated May 13, 2013 and incorporated by reference herein.
(9)	Previously filed with the Registrant’s Form 20-F for the year ended December 31, 2013 and incorporated by reference herein.