Form 20-F/A
period 2014-12-31
Ellomay Capital Ltd.
filed 2015-06-08
CIK 946394

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

Item 17 ☐  Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act):

Yes ☐    No ☑

EXPLANATORY NOTE

This Amendment No. 1 to Form 20-F is being filed to amend the Annual Report on Form 20-F for the fiscal year ended December 31, 2014, filed by Ellomay Capital Ltd. (the “Company”) on April 30, 2015 (the “2014 Form 20-F”). This Form 20-F/A is being filed solely to supplement “Item 18: Financial Statements” and “Item 19: Exhibits” of the 2014 Form 20-F with the inclusion of the audited financial statements of Dorad Energy Ltd. (the “Dorad Financial Statements”), including the report of Somekh Chaikin, an independent registered public accounting firm and a member of KPMG International, relating thereto as required under Rule 3-09 of Regulation S-X. The Dorad Financial Statements were prepared and provided to the Company by Dorad Energy Ltd.

As required by Rule 12b-15 under the Securities Exchange Act of 1934, as amended, updated certifications of our principal executive officer and our principal financial officer are being filed as exhibits to the Form 20-F/A. This Form 20-F/A also includes Exhibit 15.5, which contains the consent of Somekh Chaikin, an independent registered public accounting firm and a member of KPMG International, with respect to their report included in the Dorad Financial Statements.

This Form 20-F/A should be read in conjunction with the 2014 Form 20-F and our other filings with the Securities and Exchange Commission.  This Amendment No. 1 to the 2014 Form 20-F speaks as of the date of the initial filing of the 2014 Form 20-F. Other than as expressly set forth above, this Form 20-F/A does not, and does not purport to, amend, update or restate the information in any part of the 2014 Form 20-F or reflect any events that have occurred after the 2014 Form 20-F was filed. The filing of this Form 20-F/A, and the inclusion of newly executed certifications, should not be understood to mean that any other statements contained in the 2014 Form 20-F are true and complete as of any date subsequent to April 30, 2014.

Part III

ITEM 18: Financial Statements

The following financial statements are included in this Form 20-F/A:

Financial statements of Dorad Energy Ltd., including the report of Somekh Chaikin, an independent registered public accounting firm and a member of KPMG International, relating thereto.

ITEM 19: Exhibits

Item 19 of the 2014 Form 20-F is hereby amended and restated to read as follows:

Number	Description
1.1	Memorandum of Association of the Registrant (translated from Hebrew), reflecting amendments through June 9, 2011*(1)
1.2	Second Amended and Restated Articles of the Registrant, reflecting amendments through June 20, 2012(1)
2.1	Specimen Certificate for ordinary shares(2)
4.1	1998 Share Option Plan for Non-Employee Directors(3)
4.2	2000 Stock Option Plan(1)
4.3	Form of Indemnification Agreement between the Registrant and its officers and directors(1)
4.4	Form of Exemption Letter between the Registrant and its officers and directors(1)
4.5	Form of Registration Rights Agreement, dated September 12, 2005, among the Registrant, certain investors, Bank Hapoalim, Bank Leumi and Israel Discount Bank(4)
4.6	Management Services Agreement, by and among the Registrant, Kanir Joint Investments (2005) Limited Partnership and Meisaf Blue & White Holdings Ltd., effective as of March 31, 2008(5)
4.7
Engineering Procurement & Construction Contract for the Construction of a Photovoltaic System in Cingoli, between Ellomay PV One S.R.L. and Ecoware S.p.A., dated March 4, 2010 (portions translated from Italian)(6)*

4.8
Engineering Procurement & Construction Contract for the Construction of a Photovoltaic System in Senigallia, between Ellomay PV One S.R.L. and Ecoware S.p.A., dated March 4, 2010 (portions translated from Italian)(6)*

4.9	Side Agreement, between Ellomay PV One S.R.L. and Ecoware S.p.A., dated March 5, 2010(7)
4.10	Giaché Building Right Agreement (summary of Italian version)(8)*
4.11	Massaccesi Building Right Agreement (summary of Italian version)(8)*
4.12	Settlement Agreement and Release, dated July 27, 2010, between Ellomay Capital Limited and Hewlett-Packard Company(8)

Number	Description
4.13	Troia 8 Building Right Agreement (summary of Italian version)(8)*
4.14	Troia 9 Building Right Agreement (summary of Italian version)(8)*
4.15	Investment Agreement, among U. Dori Group Ltd., U. Dori Energy Infrastructures Ltd. and Ellomay Clean Energy Ltd. , dated November 25, 2010 (summary of Hebrew version)(8)*
4.16	Shareholders Agreement, among U. Dori Group Ltd., Ellomay Clean Energy Ltd. and U. Dori Energy Infrastructures Ltd., dated November 25, 2010 (summary of Hebrew version)(8)*
4.17	Agreement, between U. Dori Energy Infrastructures Ltd. and Israel Discount Bank Ltd., dated January 26, 2011 (summary of Hebrew version)(8)*
4.18
Engineering Procurement & Construction Contract for the Construction of a Photovoltaic Plant, between Urbe Techno S.r.l. and Pedale S.r.l., dated March 25, 2011 (portions translated or summarized from Italian)(includes a summary of the Building Rights Agreement)(8)*

4.19	Acquafresca Building Right Agreement (summary of Italian version)(2)*
4.20	D’Angella Building Right Agreement (summary of Italian version)(2)*
4.21	Rinconada II Building Right Agreement (summary of Spanish version)(2)*
4.22	Directors and Officers Compensation Policy, adopted June 2013(9)
4.23	Amendment No. 1 to Management Services Agreement, by and among the Registrant, Kanir Joint Investments (2005) Limited Partnership and Meisaf Blue & White Holdings Ltd., dated June 18, 2013(10)
4.24	Veneto PV Plants Framework Acquisition Agreement, dated March 28, 2013, as amended on May 2, 2013 (summary of German version)(10)*
4.25	Soleco Building Right Agreement (summary of Italian version)(10)*
4.26	Tecnoenergy Building Right Agreement (summary of Italian version)(10)*
4.27	Warrant issued to Mr. Zohar Zisapel, dated August 7, 2013(10)
4.28	Deed of Trust between the Registrant and Hermetic Trust (1975) Ltd., dated December 30, 2013 (translation of Hebrew version)(10)*
4.29	Rodríguez I Lease Agreements (summary of Spanish version)(3)*
4.30	Rodríguez II Lease Agreements (summary of Spanish version)(3)*
4.31	Fuente Librilla Lease Agreement (summary of Spanish version)(3)*
8	List of Subsidiaries of the Registrant(3)
12.1	Certification of Principal Executive Officer required by Rule 13a-14(a) and Rule 15d-14(a) (Section 302 Certification)
12.2	Certification of Principal Financial Officer required by Rule 13a-14(a) and Rule 15d-14(a) (Section 302 Certification)
13	Certification of Principal Executive Officer and Principal Financial Officer required by Rule 13a-14(b) and Rule 15d-14(b) (Section 906 Certification)
15.1	Consent of Somekh Chaikin, Member Firm of KPMG International, Independent Registered Public Accounting Firm with respect to our financial statements(3)
15.2	Consent of BDO with respect to the financial statements of Ellomay Spain S.L.(3)

Number	Description
15.3	Consent of BDO with respect to the financial statements of Rodríguez I Parque Solar, S.L.(3)
15.4	Consent of BDO with respect to the financial statements of Rodríguez II Parque Solar, S.L.(3)
15.5	Consent of Somekh Chaikin, Member Firm of KPMG International, Independent Registered Public Accounting Firm with respect to the financial statements of Dorad Energy Ltd.
_____________________________________

*	The original language version is on file with the Registrant and is available upon request.

(1)	Previously filed with the Registrant’s Form 20-F for the year ended December 31, 2012 and incorporated by reference herein.
(2)	Previously filed with the Registrant’s Form 20-F for the year ended December 31, 2011 and incorporated by reference herein.
(3)	Previously filed with the Registrant’s Form 20-F for the year ended December 31, 2014 and incorporated by reference herein.
(4)	Included in the Registrant’s Form 6-K dated October 14, 2005 and incorporated by reference herein.
(5)	Included in the Registrant’s Form 6-K dated December 1, 2008 and incorporated by reference herein.
(6)	Previously filed with Amendment No. 2 to the Registrant’s Form 20-F for the year ended December 31, 2009 and incorporated by reference herein.
(7)	Previously filed with the Registrant’s Form 20-F for the year ended December 31, 2009 and incorporated by reference herein.
(8)	Previously filed with the Registrant’s Form 20-F for the year ended December 31, 2010 and incorporated by reference herein.
(9)	Included in Exhibit 2 of the Registrant’s Form 6-K dated May 13, 2013 and incorporated by reference herein.
(10)	Previously filed with the Registrant’s Form 20-F for the year ended December 31, 2013 and incorporated by reference herein.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to the annual report on its behalf.

Ellomay Capital Ltd.

By:	/s/ Ran Fridrich
Ran Fridrich
Chief Executive Officer and Director

Dated: June 8, 2015

Dorad Energy Ltd.

Financial Statements

As at December 31, 2014

Dorad Energy Ltd.

Financial Statements as at December 31, 2014

Contents

Independent Auditors’ Report

The Board of Directors
Dorad Energy Ltd.

Report on the Financial Statements

We have audited the accompanying financial statements of Dorad Energy Ltd., which comprise the statements of financial position as of December 31, 2014 and 2013, and the related statements of profit or loss, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2014, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.
We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dorad Energy Ltd. as of December 31, 2014 and 2013, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2014 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ Somekh Chaikin
Somekh Chaikin
Certified Public Accountants (Israel)
Member Firm of KPMG International

Tel Aviv
June 2, 2015

Dorad Energy Ltd.

Statements of Financial Position

		December 31	December 31
		2014	2013
	Note	NIS thousands	NIS thousands
Current assets
Cash and cash equivalents	4	71,778	4,199
Trade receivables		328,438	-
Other receivables	5	11,118	36,529
Pledged deposit	6	68,148	78,637
Financial derivatives	7	11,090	-
Firm commitment	7	-	5,101
Total current assets		490,572	124,466

Non-current assets
Restricted deposit	13A1B	200,027	-
Prepaid expenses	13A2, 13A5	48,925	50,165
Fixed assets	8	4,588,356	3,939,647
Advances to suppliers		-	56,978
Intangible assets		8,577	7,657
Total non-current assets		4,845,885	4,054,447

Total assets		5,336,457	4,178,913

Current liabilities
Current maturities of long term loans from banks	9	122,358	145,926
Trade payables		376,515	-
Other payables	10	443,458	123,313
Financial derivatives	7	-	7,894
Total current liabilities		942,331	277,133

Non-current liabilities
Loans from banks	9	3,186,412	2,918,579
Long-term loans from related parties and others	11	462,244	369,212
Provision for dismantling and restoration		28,507	-
Deferred tax liabilities	12	23,275	-
Liabilities for employee benefits, net		105	57
Total non-current liabilities		3,700,543	3,287,848

Equity	14
Share capital		11	11
Share premium		642,199	642,199
Capital reserve for activities with controlling shareholders		3,748	3,748
Retained earnings (losses)		47,625	(32,026)

Total equity		693,583	613,932

Total liabilities and equity		5,336,457	4,178,913

Date of approval of the financial statements: June 2, 2015

The accompanying notes are an integral part of the financial statements.

Dorad Energy Ltd.

Statements of Profit or Loss

		Year ended December 31,
		2014	2013	2012
	Note	NIS thousands	NIS thousands	NIS thousands
Revenues		1,484,176	-	-

Operating costs of the power plant
Energy costs		343,647	-	-
Electricity purchase and infrastructure services		690,827	-	-
Depreciation and amortization		124,339	-	-
Other operating costs		92,618	-	-

Total cost of power plant		1,251,431	-	-

Profit from operating the power plant		232,745	-	-

General and administrative expenses	15	14,022	-	-
Other expenses	16	5,771	7,813	10,590

		19,793	7,813	10,590

Operating profit (loss)		212,952	(7,813)	(10,590)

Financing income		46,964	-	-
Financing expenses		156,990	15,880	143

Financing expenses, net	17	(110,026)	(15,880)	(143)

Profit (loss) before taxes on income		102,926	(23,693)	(10,733)

Taxes on income	12	(23,275)	-	-

Profit (loss) for the period		79,651	(23,693)	(10,733)

The accompanying notes are an integral part of the financial statements.

Dorad Energy Ltd.

Statements of Changes in Equity

			Capital
			reserve for	Retained
			activities with	earnings
		Share	controlling	(accumulated
	Share capital	premium	shareholders	loss)	Total equity
	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands
For the year ended December 31, 2014

Balance as at January 1, 2014	11	642,199	3,748	(32,026)	613,932

Profit for the year	-	-	-	79,651	79,651

Balance as at December 31, 2014	11	642,199	3,748	47,625	693,583

For the year ended December 31, 2013

Balance as at January 1, 2013	6	373,731	3,748	(8,333)	369,152

Loss for the year	-	-	-	(23,693)	(23,693)
Issuance of shares	5	268,468	-	-	268,473

Balance as at December 31, 2013	11	642,199	3,748	(32,026)	613,932

For the year ended December 31, 2012

Balance as at January 1, 2012	3	196,041	3,748	2,400	202,192

Loss for the year	-	-	-	(10,733)	(10,733)
Issuance of shares	3	177,690	-	-	177,693

Balance as at December 31, 2012	6	373,731	3,748	(8,333)	369,152

The accompanying notes are an integral part of the financial statements.

Dorad Energy Ltd.

Statements of Cash Flows

	Year ended December 31,
	2014	2013	2012
	NIS thousands	NIS thousands	NIS thousands
Cash flows from operating activities:
Profit (loss) for the year	79,651	(23,693)	(10,733)
Adjustments:
Depreciation and amortization	124,764	-	-
Taxes on income	23,275	-	-
Impairment loss on advance to supplier	-	-	10,232
Loss on write-off of fixed assets	-	-	358
Compensation for customers	-	7,813	-
Financing expenses, net	110,026	15,880	143
	258,065	23,693	10,733

Change in trade receivables	(328,438)	-	-
Change in other receivables	(10,886)	-	-
Change in trade payables	376,515	-	-
Change in other payables	(3,909)
Change in employee benefits, net	49	-	-
	33,331	-	-

Net cash provided by operating activities	371,047	-	-

Cash flows from investing activities:
Proceeds from (payment for) settlement of financial derivatives	27,679	(83,496)	47,643
Payment of pledged deposits	44,627	89,263	130,107
Investment in long-term restricted deposit	(200,000)	-	-
Investment in pledged deposit	(33,716)	-	-
Long-term prepaid expenses	-	(11,690)	(33,216)
Investment in fixed assets	(267,824)	(782,557)	(1,508,939)
Investment in intangible assets	(2,086)	(4,018)	(3,639)
Interest received	275	-	-

Net cash used in investing activities	(431,045)	(792,498)	(1,368,044)

Cash flows from financing activities:
Receipt of long-term loans from related parties	60,491	110,806	166,201
Receipt of long-term loans from banks	174,764	676,882	1,206,722
Repayment of loans	(12,791)	-	-
Interest paid	(96,031)	-	-

Net cash provided by financing activities	126,433	787,688	1,372,923

Net increase (decrease) in cash and cash equivalents	66,435	(4,810)	4,879

Effect of exchange rate fluctuations on cash and
cash equivalents	1,144	-	-
Cash and cash equivalents at beginning of year	4,199	9,009	4,130

Cash and cash equivalents at end of year	71,778	4,199	9,009

The accompanying notes are an integral part of the financial statements.

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2014

Note 1 - General

A.	Reporting entity

Dorad Energy Ltd. (hereinafter - “the Company”) was incorporated on November 25, 2002, with the aim of engaging in the production of electricity and construction of the infrastructure required for said operation.

The Company is held by:

Eilat Ashkelon Infrastructure Services Ltd. (hereinafter – EAIS) – 37.5%
Zorlu Enerji Elektrik Uretim A.S (a foreign company) (hereinafter – Zorlu) – 25%
U. Dori Energy Infrastructures Ltd. (hereinafter – U.Dori) – 18.75%
Edelcom Ltd. (hereinafter – Edelcom) – 18.75%

B.	Licenses and legal environment

1.
The construction of the power plant was officially designated a “National Infrastructure” Project, as defined in paragraph 1 of the Planning and Building Law-1965 by the Prime Minister, Minister of Finance and Minister of the Interior. In July 2009, the Licensing Authority of the National Planning and Construction Board for National Infrastructures approved the building permit for the establishment of a power station. (Building License No. 2-01-2008).

In February 2010, the Company received a new conditional license, within the meaning thereof in the Electricity Sector Regulations (Conventional Private Electricity Manufacturer) 2005, (hereinafter – “the Conditional License”) for construction of a power station for production of electricity in Ashkelon with an installed production capacity of 760-850 megawatts, which will be run on natural gas and alternative fuel for back-up purposes. The Conditional License provides a number of conditions where upon fulfillment thereof the holder of the Conditional License will be entitled to produce electricity. The License will be valid for 54 months from the date of its approval by the Minister of National Infrastructures, subject to compliance with milestones (that relate mainly to construction of the power station, the financing thereof and the date of its operation) and the provisions of the Conditional License. If the Company complies with all the conditions detailed in the Conditional License, it will be granted a permanent production license.

On April 13, 2014 the Public Utilities Authority - Electricity ("PUA") passed a resolution of which a permanent production license and a supply license will be granted to the Company, subject to the approval of the Minister of National Infrastructure, Energy and Water ("Minister of Energy"). In light of the denial of the Minister of Energy’s approval of licenses to the Company, although the Company met all the requirements and conditions prescribed by law, the Company filed on May 4, 2014 an urgent appeal to the Supreme Court of justice to order the Minister of Energy to approve the licenses to the Company. Under the Company's petition hearing held on May 11, 2014 the Supreme Court of justice validated the arrangement reached between both parties hereto, inter alia, it was agreed that the Minister will approve the supply and production licenses of the Company. Accordingly, on May 12, 2014 the Company was issued production licenses for 20 years and a supply license for one year and on May 19, 2014 the Company began commercial operation of the station.

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2014

Note 1 - General (cont’d)

B.	Licenses and legal environment (cont’d)

1.	cont’d

On August 12, 2014 the Company filed a request to extend the supply license for an additional 19 more years. On March 2, 2015 a plenum of the PUA approved extending the license for the additional 19 years and transferred it to the Minister for signing. Thus far the Minister has not yet signed the license. In view of the aforesaid, on March 31, 2015 the Company filed an urgent motion with the High Court of Justice for an interim injunction against the Minister of National Infrastructures and the PUA, and a motion requesting an order nisi requiring the Minister and the PUA to extend the period of the Company’s supply license until a ruling is handed down on the motion and subject to its outcome. On April 1, 2015 the Court ruled that the respondents are to file their reply to the motion for an interim injunction until April 20, 2015 and the presumption is that the respondents will not take any steps to prevent the petitioner’s activity until such time as they file their reply to the motion and a ruling providing otherwise is handed down. On April 21, 2015 the court approved the respondents' request to postpone the filing of their reply until June 20, 2015 and that in light of the postponement a temporary injunction is given for the extension of license until other resolution is taken.

2.
In the middle of 2013 a steering committee was established for examining the Israeli electricity market, the Yogev committee, which published its recommendations in March 2014. The committee’s recommendations included, inter alia, recommendations regarding the structure of the electricity market and distribution of the market between private producers and the Electric Corp. and removal of the grid management unit from the Electric Corp. After examining the recommendations of the committee, the Company does not expect significant influence on its operations.

3.
On July 9, 2014, the company petitioned the High Court against the Public Utilities Authority - Electricity (“PUA”) and the Israeli Electric Corporation Ltd. in view of the PUA’s intention to make a decision which includes, inter alia, to require the private electricity producers to pay IEC a new rate, generally referred to by the PUA as “system costs”. The Company’s claims which were raised in the petition are, inter alia, that the decision is contrary to the explicit instructions of the Electricity Sector Law, 1996, with respect to the manner of determining tariffs by the Electricity Authority, also, it has the potential to change the rules of the game established by Electricity Authority and in addition severely undermines the principle of reliance of the Company, the financing entities and other third parties who relied on the information and activities of the Electricity Authority.

In the petition, the Supreme Court decided that the Electricity Authority will submit its response until September 10, 2014. After the decision, Israel Electricity Company (“IEC”) also requested to submit a response on its behalf. The State and the Company did not object to this request, without this constituting agreement to the allegations of IEC and while maintaining all their claims against IEC. On September 10, 2014, IEC filed a preliminary response on its behalf. After PUA had filed requests to postpone the date of submitting its response, which were accepted by the Court, it filed a response to the petition on December 7, 2014 in which it contended that the petition should be denied for various reasons as detailed in PUA’s response. A hearing on the petition is scheduled for October 22, 2015.

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2014

Note 1 - General (cont’d)

B.	Licenses and legal environment (cont’d)

3.	cont’d

In the meantime, on August 25, 2014 PUA published a proposal decision for a hearing regarding the rates of the system costs, in which details are provided on the system services provided by IEC and their rates. According to the proposal decision that was attached to the hearing, the rates will be effective retroactively as from June 1, 2013 but for the Company only from the date of commercial operation. The proposal decision attached to the hearing also states that until December 31, 2014 only 60% of the rates will be applicable. Accordingly, the Company included a provision in its financial statements.

4.
On December 22, 2014 PUA published a proposal decision which was followed by the publication of final decision on January 28, 2015 regarding “Electricity Rates for Customers of IEC in 2015” which includes a reduction of the rates for the Company’s customers. According to the decision the rates of the manufacturing component which serves as a basis for charging the company’s customers and to which the price of the gas is linked, will be reduced by about 9% as from February 1, 2015.

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2014

Note 2 - Basis of Preparation

A.	Declaration of compliance with international financial reporting standards.

The financial statements have been prepared by the Company, in accordance with International Financial Reporting Standards (IFRSs) as issued by the International Accounting Standards Board (IASB). The financial statements have been prepared also in accordance with the Securities Regulations (Annual Financial Statements) - 2010.

The financial statements were authorized for issue by the Company’s Board of Directors on June 2, 2015.

B.	Functional and presentation currency

These financial statements are presented in NIS, which is the Company’s functional currency, and have been rounded to the nearest thousand. The NIS is the currency that represents the principal economic environment in which the Company operates.

C.	Basis of measurement

The financial statements have been prepared on the historical cost basis except for the following assets and liabilities:

•	Derivative financial instruments at fair value through profit or loss;
•	Firm commitment, measured as described in Note 3, regarding significant accounting policies.
•	Deferred tax liabilities
•	Provisions

For further information regarding the basis of measurement of the above assets and liabilities, see Note 3, regarding Significant Accounting Policies.

D.	Use of estimates and judgments

The preparation of financial statements in conformity with IFRSs requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

The preparation of accounting estimates used in the preparation of the Company’s financial statements requires management to make assumptions regarding circumstances and events that involve considerable uncertainty. Management of the Company prepares the estimates on the basis of past experience, various facts, external circumstances, and reasonable assumptions according to the pertinent circumstances of each estimate.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2014

Note 2 - Basis of Preparation (cont’d)

Information about assumptions made by the Company with respect to the future and other reasons for uncertainty with respect to estimates that have a significant risk of resulting in a material adjustment to carrying amounts of assets and liabilities in the next financial year includes the following:

D.           Use of estimates and judgments (cont’d)

Useful lives of fixed assets and residual value

On May 19, 2014 the construction of the power plant was completed and is available for use as of this date and therefore as of this date, the depreciation of the power plant began. Accordingly, the Company examined the useful life of each significant item of fixed assets as described in Note 3C below taking into account the expected residual value at the end of the useful life. The estimated residual value, depreciation method and useful life, will be evaluated by the Company, as of the date of depreciation and an update will be made if necessary.

Derivative financial instruments

The Company enters into derivative financial instrument transactions of the "forward" type, for the purpose of hedging against foreign currency risks measured according to their fair value. The fair value is estimated by discounting the differences between the contractual forward price and the current forward price for the residual maturity of the contract using interest curves appropriate for measuring derivatives that are based on short-term Libor interest rates and long-term interest rate swaps. Changes in economic assumptions and in evaluation techniques might lead to material changes in the fair value of the instruments.

Separation of embedded derivatives

The Company determines whether embedded derivatives should be separated from a host contract. If the separation is required, then the embedded derivative component is measured separately from the host contract, as a financial instrument at fair value through profit or loss, otherwise it is measured as a whole instrument, in accordance with the applicable measurement. Separation of embedded derivatives and their measurement at fair value through profit or loss may have a material impact on the financial position and results of operations of the Company.

Deferred taxes and utilization of losses carried forward.

Deferred tax assets are recognized for tax losses carried forward and temporary differences, unused, if it is expected that there will be future taxable profits against which they can be utilized.  Management judgment is required to determine whether deferred tax assets and the amount of deferred tax assets that can be recognized, based on the existence, timing and amount of expected taxable income and tax planning strategies.

E.	Operating cycle period

The Company’s normal operating cycle is one year. As a result, current assets and current liabilities include items whose exercise date will take place in the Company’s normal operating cycle.

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2014

Note 2 - Basis of Preparation (cont’d)

F.	Changes in Accounting Policies

As of January 1, 2014, the Company adopts the new and revised standards as follows:

Amendment to IAS 32 Financial Instruments Presentation

The amendment to IAS 32 clarifies that an entity currently has a legally enforceable right to set-off amounts that were recognized if that right is not contingent on a future event; and it is enforceable both in the normal course of business and in the event of default, insolvency or bankruptcy of the entity and all its counterparties. The amendment to IAS 32 is applicable retrospectively. The amendment has no material effect on the financial statements.

Amendment to IAS 36, Impairment of Assets: Recoverable Amount Disclosures for Non-Financial Assets

The amendment to IAS 36 includes new disclosure requirements for situations in which impairment is recognized and the recoverable amount is determined on the basis of fair value less costs of disposal. Furthermore, the amendment removes the requirement to provide disclosure of the recoverable amount of material cash-generating units if no impairment was recognized in their respect. The amendment to IAS 36 is applicable retrospectively. The amendment has no material effect on the financial statements.

Note 3 - Significant Accounting Policies

The accounting policies set out below have been applied consistently for all periods presented in these financial statements.

A.	Foreign currency

Foreign currency transactions

Transactions in foreign currencies are translated to the respective functional currency of the Company entities at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated to the functional currency at the exchange rate at that date. The foreign currency gain or loss on monetary items is the difference between amortized cost in the functional currency at the beginning of the period, adjusted for effective interest and payments during the period, and the amortized cost in foreign currency translated at the exchange rate at the end of the period. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction.

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2014

Note 3 - Significant Accounting Policies (cont’)

B.	Financial instruments

1.	Non-derivative financial assets

Initial recognition of financial assets
The Company initially recognizes loans and receivables and deposits on the date that they are created. All other financial assets acquired in a regular way purchase, including assets designated at fair value through profit or loss, are recognized initially on the trade date at which the Company becomes a party to the contractual provisions of the instrument, meaning on the date the Company undertook to purchase or sell the asset.

Non derivative financial assets include accounts receivables, other accounts receivable and pledged deposits.

Derecognition of financial assets
Financial assets are derecognized when the contractual rights of the Company to the cash flows from the asset expire, or the Company transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. Any interest in transferred financial assets that is created or retained by the Company is recognized as a separate asset or liability.

Regular way sales of financial assets are recognized on the trade date, meaning on the date the Company undertook to sell the asset.

See (2) hereunder regarding the offset of financial assets and financial liabilities.

Loans and receivables
Loans and receivables include cash and cash equivalents, pledged deposits and other receivables. Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition loans and receivables are measured at amortized cost using the effective interest method, less any impairment losses.

Cash and cash equivalents include cash balances available for immediate use and call deposits. Cash equivalents include short-term highly liquid investments (with original maturities of three months or less) that are readily convertible into known amounts of cash and are exposed to insignificant risks of change in value.

2.	Non-derivative financial liabilities

Initial recognition of financial liabilities
Non-derivative financial liabilities include bank overdrafts, loans and borrowings from banks and others, trade and other payables.
The Company initially recognizes debt securities issued on the date that they are originated. All other financial liabilities are recognized initially on the trade date at which the Company becomes a party to the contractual provisions of the instrument.
Financial liabilities are recognized initially at fair value plus all of the costs that can be attributed to the transaction. After the initial recognition, the financial liabilities are measured at amortized cost according to the effective interest rate method.

Derecognition of financial liabilities
Financial liabilities are derecognized when the obligation of the Company, as specified in the agreement, expires or when it is discharged or cancelled.

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2014

Note 3 - Significant Accounting Policies (cont’d)

B.	Financial instruments (cont’d)

2.	Non-derivative financial liabilities (cont’d)

Offset of financial instruments
Financial assets and liabilities are offset and the net amount presented in the statement of financial position when, and only when, the Company currently has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

3.	Derivative financial instruments, including hedge accounting

The Company holds derivative financial instruments for the purpose of hedging against foreign currency risks.

Hedge accounting
As from the fourth quarter of 2011, and until the fourth quarter of 2013, the Company performed hedge of fair value with a view of reducing exposure to currency risk. At the date of beginning hedge accounting, the Company formally documented the hedging relationship between the hedging instrument and the hedged item, including the aim for the risk management and the strategy of the Company as regards hedging, as well as the manner in which the Company assesses the effectiveness of the hedging relationship.

When creating the hedge and in following periods, the Company assessed whether the hedge is anticipated to be highly effective in attaining offsetting changes in fair value or in the cash flows that may be attributed to the hedged risk during the period for which the hedge is designed, as well as whether the actual results of the hedge are within the range of 80% to 125%.

Derivatives are initially recognized at fair value. Attributable transaction costs are recognized in profit and loss as they occur. Following the initial recognition, changes in fair value of the financial instrument used as hedge are recognized in the statement of income. Furthermore, changes in fair value of the hedged item (firm commitment), with reference to the hedged risks, are in parallel also recognized in the statement of income, with adjustment to the carrying amount of the hedged item.
If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated or exercised, then hedge accounting is discontinued prospectively. See also Note 7.

Economic hedge
Hedge accounting is not applied to derivative instruments that economically hedge financial assets and liabilities denominated in foreign currencies. Changes in the fair value of such derivatives are recognized in profit or loss under financing income or expenses.

4.	CPI-linked assets and liabilities that are not measured at fair value

The value of CPI-linked financial assets and liabilities, which are not measured at fair value, is remeasured every period in accordance with the actual increase/decrease in the CPI.

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2014

Note 3 - Significant Accounting Policies (cont'd)

B.	Financial instruments (cont’d)

5.	Share capital

Ordinary shares

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of ordinary shares and share options are recognized as a deduction from equity.

C.	Fixed assets

1.	Recognition and measurement

Fixed asset items are measured at cost less accumulated depreciation and accumulated impairment losses.

The cost of self-constructed assets includes costs directly attributable to the assets, direct labor, any other costs directly attributable to bringing the assets to a working condition for their intended use, estimates of dismantling and restoration costs of the power plant, and capitalized borrowing costs. During the running period, the Company capitalized costs and revenues incurred as a result of competence tests attributed to the power plant.

Spare parts, auxiliary equipment and backup equipment are classified as fixed assets once they meet the definition of fixed assets in accordance with IAS-16, otherwise they are classified as Inventory.

When major parts of a fixed asset item (including costs of major periodic inspections) have different useful lives, they are accounted for as separate items (major components) of fixed assets. Gains and losses on disposal of a fixed asset item are determined by comparing the proceeds from disposal with the carrying amount of the asset, and are recognized net within “other income” or “other expenses”, as relevant, in profit or loss.

Changes in commitments to dismantle and restore the power plant except for changes caused by the passage of time, are added to or deducted from the cost of asset during the period in which they occur. The amount deducted from the cost of asset will not exceed its book value. The balance, if any, is recognized immediately in the income statement.

2.	Subsequent costs

The cost of replacing part of a fixed asset item and other subsequent expenses is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the company and its cost can be measured reliably. The costs of day-to-day servicing are recognized in profit or loss as incurred.

3.	Depreciation

Depreciation is the systematic allocation of the depreciable amount of an asset over its useful life. Recoverable amount is the cost of the asset, or other amount replacement cost, less its residual value.

Depreciation of fixed assets begins when it is available for use. This means that it should be in the location and condition necessary for it to be capable of operating in the manner intended by the management. As stated in Note 1B(1), the Company began to depreciate fixed assets from the day of the beginning of commercial operations, in accordance with the depreciation rates listed below. Depreciation is recognized in the profit and loss statement on a straight-line basis (unless otherwise stated) over the estimated useful life of each significant part of the fixed asset, since this method reflects the expected pattern of consumption of future economic benefits best embodied in the asset.

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2014

Note 3 - Significant Accounting Policies (cont'd)

C.	Fixed assets

3.	Depreciation

The estimated useful lives for the current period are as follows:

Depreciation
rate
(percentage)
Buildings and permanent connections	4
Turbine components	by operating hours
Machinery, equipment and apparatus	4-33
Monitoring station	10
Spare parts	upon usage

Depreciation methods, useful lives and residual values are reviewed at each reporting period and adjusted when necessary.

D.           Intangible assets

1.	Recognition and measurement

Intangible assets are identifiable non-monetary assets that do not have a physical substance. The Company’s intangible assets consist of the costs of software systems that were adapted to the Company’s needs. Among others, these include the billing system, the customer consumption forecast system and the ERP system. The intangible assets that were acquired by the Company have a finite useful life and are measured at cost less accumulated amortization and accumulated impairment losses.

2.	Subsequent expenditure

Subsequent expenditure is capitalized only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditure, including expenditure on internally generated goodwill and brands, is recognized in profit or loss as incurred.

3.	Amortization

Amortization is the systematic allocation of the amount of an intangible asset over its useful life. Recoverable amount is the cost of the asset, or other amount replacement cost, less its residual value. Amortization is recognized in profit or loss on a straight-line basis over the estimated useful life of the intangible assets from the date that they are available for use, since these methods reflect the anticipated consumption program of future economic benefits embodied in the asset in the best form.
The estimated useful life for the current software systems is five years.

Estimates regarding the amortization method and useful lives are reviewed at each reporting period and adjusted when necessary.

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2014

Note 3 - Significant Accounting Policies (cont'd)

E.	Impairment

1)	Non derivative financial assets

A financial asset not carried at fair value through profit or loss is tested for impairment when objective evidence indicates that a loss event has occurred after the initial recognition of the assets, and that the loss event had a negative effect on the estimated future cash flows of the asset that can be estimated reliably.

Accounting for impairment losses of financial assets measured at amortized cost
An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the asset’s original effective interest rate. Losses are recognized in profit or loss and reflected in a provision for loss against the balance of the financial asset measured at amortized cost. Interest income on the impaired assets is recognized using the interest rate that was used to discount the future cash flows for the purpose of measuring the impairment loss.

2)	Non financial assets

Timing of impairment testing
The carrying amounts of the Company’s non-financial assets, inventories and deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated.

Determining cash-generating units
For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the “cash-generating unit”).

Measurement of recoverable amount
The recoverable amount of an assets or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value that reflects current market assessments of the value of money and the risks specific to the assets, for which the estimated future cash flows from the asset were not adjusted.

Recognition of impairment loss
An impairment loss is recognized if the carrying amount of an asset or cash-generating unit exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss.

Reversal of impairment loss
An impairment loss in respect of goodwill is not reversed. In respect of other assets, for which impairment losses were recognized in prior periods, an assessment is performed at each reporting date for any indications that these losses have decreased or no longer exist. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2014

Note 3 - Significant Accounting Policies (cont'd)

F.	Capitalization of borrowing costs

Specific and non-specific borrowing costs were capitalized to qualifying assets throughout the period required for completion and construction until they are ready for their intended use. Non-specific borrowing costs are capitalized in the same manner to the same investment in qualifying assets, or portion thereof, which was not financed with specific credit by means of a rate which is the weighted-average cost of the credit sources which were not specifically capitalized. Foreign currency differences from credit in foreign currency are capitalized if they are considered an adjustment of interest costs. Other borrowing costs are expensed as incurred.

G.	Provisions

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The carrying amount of the provision is adjusted each period to reflect the time that has passed and is recognized as a financing expense.

Provision for dismantling and restoration – The Company recognized a provision for removal and restoration costs regarding its commitment under long-term lease on which the power plant is located.

H.           Revenues

The Company recognizes a revenue when it is probable that the economical benefits will flow to the Company and the revenue can be measured reliably.

Revenues are measured at the fair value of the amounts received and/or the amounts the Company is entitled to receive in respect of revenues from sale of electricity net of discounts and credits.

The company’s revenues mainly include revenues from selling electricity to end customers and to the IEC and from providing availability to the system manager.

I.	Taxes on Income

Income tax expense is comprised of deferred taxes. Current tax is the expected tax payable (or receivable) on the taxable income for the year, using tax rates applicable by laws enacted or substantively enacted at the reporting date

Deferred taxes are recognized with respect to temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The measurement of deferred taxes reflects the tax consequences that will result from the way the Company expects, at the end of the reporting period, to restore or remove the carrying amounts of assets and liabilities. Deferred tax is measured at the tax rates expected to apply to the temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. A deferred tax asset is recognized for tax loss carry forwards, tax benefits and deductible temporary differences, when it is probable that future taxable income against which can be utilized. Deferred tax assets are reviewed at each reporting date and if it is not expected that the related tax benefit will be exercised, they are reduced.

The Company offsets assets and deferred tax liability if there is a legally enforceable right to offset the assets and current tax liabilities, and they relate to the same taxable income levied by the same tax authority.

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2014

Note 3 - Significant Accounting Policies (cont'd)

J.	Employee benefits

Israeli labor laws and the Severance Pay Law require that the Company pay severance pay to its employees upon their dismissal or retirement.

The liability for employee severance benefits is calculated on the basis of the employment agreement in effect, and is based on the most recent salary of the employee which, in the opinion of management, creates the right to receive severance pay and takes into account the employee’s years of employment.

K.	Leased assets

Leases, where the Company assumes substantially all the risks and rewards of ownership are classified as finance leases. Upon initial recognition the leased assets are measured and a liability is recognized at an amount equal to the lower of its fair value and the present value of the minimum lease payments.

Other leases are classified as operating leases, and the leased assets are not recognized on the Company’s statement of financial position.

Lease fees paid in respect of land leases classified as operating leases are presented on the statement of financial position as prepaid expenses and recognized in profit or loss over the lease period. The lease period takes into consideration an option to extend the lease period if at the beginning of the lease it was probable that the option will be exercised.

L.	Financing income and expenses

Financing income and expenses include changes in the fair value of financial assets presented at fair value through the profit and loss and derivative hedging instruments which are recognized in profit and loss. Financing expenses include interest expenses on bank loans, bank commissions and change in time value regarding provisions.

In the statements of cash flows, interest received is presented as part of cash flows from investing activities. Interest paid is presented as part of cash flows from financing activities.

Foreign currency gains and losses on financial assets and financial liabilities are reported on a net basis as either financing income or financing expenses depending on whether foreign currency movements are in a net gain or net loss position.

M.           Transactions with controlling shareholder

Assets and liabilities included in a transaction with a controlling shareholder are measured at fair value on the date of the transaction. As the transaction is on the equity level, the Company includes the difference between the fair value and the consideration from the transaction in its equity.

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2014

Note 3 - Significant Accounting Policies (cont'd)

N.	New standards and interpretations not yet adopted

(1)           IFRS 9 (2014), Financial Instruments

A final version of the standard includes revised guidance on the classification and measurement of financial instruments, and a new model for measuring impairment of financial assets. This guidance has been added to the chapter dealing with general hedge accounting requirements issued in 2013. IFRS 9 (2014) is effective for annual periods beginning on or after January 1, 2018 with early adoption being permitted. It will be applied retrospectively with some exemptions. The Company has not yet started assessing the effects of the standard on the financial statements.

(2)           IFRS 15, Revenue from Contracts with Customers

IFRS 15 replaces the current guidance regarding recognition of revenues and presents a new model for recognizing revenue from contracts with customers. IFRS 15 provides two approaches for recognizing revenue: at a point in time or over time. The model includes five steps for analyzing transactions so as to determine when to recognize revenue and at what amount. Furthermore, IFRS 15 provides new and more extensive disclosure requirements than those that exist under current guidance. The Company has not yet started assessing the effects of the standard on the financial statements.

Note 4 - Cash and Cash Equivalents

	December 31
	2014	2013
	NIS thousands	NIS thousands
Balance in banks	7	7
Deposits on demand (*)	71,771	4,192

	71,778	4,199

(*)           Deposits on demand bear interest rate of 0.1%.

Note 5 - Other Accounts Receivable

	December 31
	2014	2013
	NIS thousands	NIS thousands
Government institutions	238	21,330
Advances to suppliers and prepaid expenses	10,880	15,199

	11,118	36,529

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2014

Note 6 - Pledged Deposits

Within the framework of signing the financing agreements (as mentioned in Note 13A(1)), the shareholders have committed to provide the Company with equity at the rate of  20% of the cost of construction of the power plant. Following the signature of the financing agreement, the shareholders were required to provide collateral for this commitment. Zorlu, Edelcom and from January 2014 U. Dori have paid to the Company the balance of their commitment, which is presented in the financial statements as a pledged short-term deposit in the amount of NIS 68,148 thousand (December 31, 2013 – as a short-term pledged deposit of NIS 78,637 thousand). Eilat Ashkelon Infrastructure Services Ltd. gave bank guarantees in accordance with their share.

Note 7 - Derivative Financial Instruments and Firm Commitment

The Company's engagement in an agreement with the construction contractor, Wood Group Gas Turbines Ltd., as detailed in Note 13A(3), exposes the Company to the US dollar exchange risk. In order to reduce the Company's exposure to changes in the fair value of the dollar/NIS exchange rate, the Company entered into forward transactions as from January 2011 for the purchase of dollars against NIS.

According to IAS 39 “Financial Instruments: Recognition and Measurement”, the Company’s forward transactions were accounted for as an economic hedge until December 9, 2011 (hereinafter – the beginning of the hedge), which means that hedge accounting was not applied, and the changes in the fair value of these derivatives were recognized in profit or loss as financing income or expenses in each reporting period.

As from December 9, 2011 (hereinafter – the beginning of the hedge) the Company decided to designate the aforesaid forward transactions as accounting hedge transactions that are fair value hedges – hedges of the Company’s exposure to changes in fair value that can be attributed to the SPOT risk of the NIS/Dollar exchange rate with respect to a contractual commitment to make future payments in dollars pursuant to the EPC agreement. The hedge effectiveness tests that were performed from the beginning of the hedge until December 31, 2013 indicate that the hedge complies with the effectiveness requirements of IAS 39.

The firm commitment liability represents the fair value of contractual obligation for future payments in respect of the EPC agreement. As from date of beginning of the hedge, the Company designates the firm commitment as a hedged item.

On the date of settling the commitment, the cumulative change in the fair value of the firm commitment was recognized in the carrying amount of the fixed assets.

As of January 1, 2014 (hereinafter – “Date of termination of hedging”), the Company stopped designating forward transactions as hedging accounting transactions, therefore from this date the fair value hedging accounting was discontinued. Forward transactions outstanding at this date are accounted for as of this date, as economic hedges and changes in fair value of these transactions are reported in the profit and loss statement as financing income.

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2014

Note 7 - Derivative Financial Instruments and Firm Commitment (cont’d)

Following are details of the amounts recognized in the Company’s balance sheet in respect of the hedge accounting applied by the Company:

	December 31
	2014	2013
	NIS thousands	NIS thousands
Financial derivatives – current	-	(7,894)

Firm commitment – current	-	5,101

Following are details of the amounts recognized in the Company’s balance sheet in respect of economic hedges:

	December 31
	2014	2013
	NIS thousands	NIS thousands
Financial derivatives – current	11,090	-

Note 8 - Fixed Assets

A.           Composition

	Capitalized
	power plant
	construction	Furniture	Leasehold
	expenses	and equipment	improvements	Total
	NIS thousands
Cost
Balance as at January 1, 2013	2,804,511	888	575	2,805,974
Additions	1,132,971	657	45	1,133,673
Balance as at December 31, 2013	3,937,482	1,545	620	3,939,647
Additions	770,224	735	108	771,067
Balance as at December 31, 2014	4,707,706	2,280	728	4,710,714

Depreciation
Balance as at January 1, 2014	-	-	-	-
Additions	121,932	381	45	122,358
Balance as at December 31, 2014	121,932	381	45	122,358
Carrying amounts
As at January 1, 2013	2,804,511	888	575	2,805,974
As at December 31, 2013	3,937,482	1,545	620	3,939,647
As at December 31, 2014	4,585,774	1,899	683	4,588,356

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2014

Note 8 - Fixed Assets (cont’d)

B.	Composition of costs capitalized to the construction of the power plant:

	Additions in the	Cumulative
	year ended	costs as at
	December 31	December 31
	2014	2014
	NIS thousands	NIS thousands
Equipment and cost of constructing power plant	662,141	3,794,166
Initiation fees	-	98,800
Rentals and maintenance	922	6,554
Professional services	26,294	173,627
Travel overseas	-	3,176
Financing	73,787	592,398
General and administrative	7,080	38,985

	770,224	4,707,706

C.	Security

See Note 13C regarding a lien on the Company’s assets that serves as security for the liabilities of the Company and the shareholders.

D.	Acquisition of fixed assets on credit

During the year ended December 31, 2014, the Company acquired on credit fixed assets at a total NIS 360,787 thousand (2013: NIS 38,317 thousand 2012: NIS 108,800 thousand). As at the reporting period all of the balance due were paid.

Note 9 - Loans from Banks

Presented hereunder are contractual terms of the bank loans of the company and its carrying amounts. For further information regarding the company’s exposure to interest rate risks and liquidity risks see Note 18 – financial instruments.

Details regarding interest rates and linkage*

			Carrying amount as at December 31
	Currency and
	linkage base	Effective interest	2014	2013
		%	NIS thousands	NIS thousands
Loans from banks (*)	CPI-linked	5.58%-5.77%	3,308,770	3,064,505
Less current maturities (including	NIS
interest as at December 31, 2014)			(122,358)	(145,926)

			3,186,412	2,918,579

*   See also Note 13A(1) regarding credit terms and financial covenants.

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2014

Note 10 - Other Payables

	December 31
	2014	2013
	NIS thousands	NIS thousands
Other payables – Foreign currency	-	101,083
Other payables – NIS (*)	-	11,112
Accrued expenses (*)	437,721	10,789
Other	5,737	329

	443,458	123,313
(*) Including accrued expenses and other payables due to related
and interested parties	54,074	4,833

See Note 19 on related and interested parties for more information on other payables due to related and interested parties.

Note 11 - Long-Term Loans from Related Parties and Others

	December 31
	2014	2013
	NIS thousands	NIS thousands
Shareholders(1)
Eilat-Ashkelon Infrastructure Services Ltd.	148,393	109,136
Zorlu Enerji Elektrik Uretim A.S. (2)	123,792	115,507
U. Dori Energy Infrastructure Ltd. (2)	94,486	54,432
Edelcom Ltd. (2)	95,573	89,115
Others	-	1,022

	462,244	369,212

1.
In accordance with the agreement regarding the subordinated shareholders’ loans that was signed on November 29, 2010 commencing November 29, 2010, the loans bear interest at the rate of 10% and are linked to the CPI. As at December 31, 2014, the amount of loans received including accrued interest is NIS 1,104,454 thousand, some of which converted to equity in the amount of NIS 642,210 thousand. The remaining balance is expected to be repaid as of 2016, subject to compliance with financial covenants as specified in the financing agreements. See Note 13A(1)(a).

2.	The loan balances include certain amounts paid in advance and were pledged as a short term deposits, see Note 6.

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2014

Note 12 - Income Tax

A.           Details regarding the tax environment of the Company

(1)	Presented hereunder are the tax rates relevant to the Company in the years 2012-2014:

2012 – 25%
2013 – 25%
2014 – 26.5%

On August 5, 2013 the Knesset passed the Law for Changes in National Priorities (Legislative Amendments for Achieving Budget Objectives in the Years 2013 and 2014) – 2014, by which, inter alia, the corporate tax rate would be raised by 1.5% to a rate of 26.5% as from 2014.

The Company has not recorded current taxes for the reported periods.

(2)
On February 4, 2010 Amendment 174 to the Income Tax Ordinance (New Version) – 1961 (hereinafter – “the Ordinance”) was published in the Official Gazette. The amendment added Section 87A to the Ordinance, which provides a temporary order whereby Accounting Standard No. 29 “Adoption of International Financial Reporting Standards (IFRS)” that was issued by the Israel Accounting Standards Board shall not apply when determining the taxable income for the 2007, 2008 and 2009 tax years even if this standard was applied when preparing the financial statements (hereinafter – “the Temporary Order”). On January 12, 2012 Amendment 188 to the Ordinance was issued, by which the Temporary Order was amended so that Standard 29 shall not apply also when determining the taxable income for 2010 and 2011. On July 31, 2014 Amendment 202 to the Income Tax Ordinance was published. The Amendment extended the temporary order for the tax years 2012 and 2013, it was effected retroactively from January 1, 2012.

(3)	The Company is an “Industrial Company” as defined in the Encouragement of Industry (Taxes) – 1969 and accordingly is entitled to benefits which the primarily one is accelerated depreciation.

B.           Composition of income tax expense

Year ended
December 31,
2014
NIS thousands
Current tax expense	-
Deferred tax expense	23,275

23,275

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2014

Note 12 - Income Tax (cont’d)

C.	Deferred tax liabilities and assets recognized

The deferred taxes are calculated using the tax rate expected to apply when reversed as described above. Changes in the tax liabilities and assets are attributed to the following items:

		Provisions
		and other
		timing	Tax losses
	Fixed assets	differences	carried forward	Total
	NIS thousands
Balance of deferred tax
asset (liability) as at
January 1, 2014	-	-	-	-

Changes recognized in the
profit and loss statements	(99,502)	39,117	37,110	(23,275)

Balance of deferred tax
asset (liability) as at
December 31, 2014	(99,502)	39,117	37,110	(23,275)

D.           Reconciliation between the theoretical tax on the pre-tax profit and the tax expense.

Year ended
December 31,
2014
NIS thousands
Profit before taxes on income	102,926

Primary tax rate of the company	26.5%

Tax calculated according to the Company’s
primary tax rate	27,275

Creation of deferred taxes for tax losses and benefits
from previous years for which deferred taxes were
not created in the past	(4,782)

Non-deductible expenses and others	782

Income tax expense	23,275

E.	Tax losses carried forward

The total amount of losses carried forward as at December, 2014 and 2013 are NIS 140,036 thousand and NIS 18,045 thousand respectively.

F.	Tax assessments

The Company has final tax assessments up to and including the year ended December 31, 2010.

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2014

Note 13 - Contingent Liabilities, Commitments and Guarantees

A.	Commitments

1.	Financing agreements

On November 29, 2010 (hereinafter: “the Financial Closing Date”), the Company signed a financing agreement and several related agreements with Bank Hapoalim Ltd. as the financial organizer, Clal Credit and Financing Ltd. from the Clal Insurance Enterprises Holdings Ltd. Group as the organizer of the institutional consortium as well as the bank and institutional investors consortium (hereinafter: “the Financing Parties”) to provide financing in the amount of up to NIS 3,550,000,000 linked to CPI (hereinafter: “the Main Facility”), though not more than 80% of the costs of the construction of a power plant for generating electricity in Ashkelon, subject to the terms of the provisions of the financing agreement and the related agreements (hereinafter: “the Financing Agreements”). Likewise, bank guarantees will be provided to third parties according to the project documents. The financing agreement includes representations and warranties concerning the Company and the project where breaching these representations and warranties is likely to lead, inter alia, to the demand for immediate repayment of the outstanding credit and/or a breach of its obligations and/or to the cancellation of the license.

1.	The Company is required to maintain a debt coverage ratio of 1.10:1 over two consecutive calculation periods, and a debt coverage ratio of 1.05:1 over the entire calculation period.

2.	The Company is required to maintain a minimal loan life coverage ratio of 1.10:1.

According to the Company’s expected cash flow, as of December 31, 2014, the company is in compliance with the coverage ratios mentioned above.

Until December 31, 2014 the Company has borrowed an amount of NIS 3,295,875 thousand from the long-term loan facility. As at the same date, the interest accrued on the said borrowings amounted to NIS 401,124 thousand which was accrued to the loan principal and capitalized to the cost of the power plant principal. As at December 31, 2014 the remaining credit line from the Main Facility which has yet to be used is NIS 460 million.

Within the framework of the Financing Agreements, and at the same time as the signing of the financing agreement, other agreements related to the financing agreement were signed including the following:

a.	Capital Injection Agreement and a Subordinated Loan Agreement

These agreements include the obligation of the shareholders towards the Company and the Financing Parties, to inject, separately, and each according to their relative share, from time to time and in parallel with each request to draw from the financing facilities, a total of up to approximately 20% cash (hereinafter: ”the Shareholders’ Investment”), and this either for the issuance of shares or as shareholders loans, which in any case, will be subordinate to and pledged to the obligations of the Company towards the Financing Parties, according to the terms of the agreements. According to the Capital Infusion Agreement and as security for the commitment of the shareholders to provide their relative portion of the Shareholders’ Investment, the shareholders provided on the same date, cash and bank guarantees in the amount of their obligation to inject the Shareholders Investment; this, less any equity provided to the Company prior to that date.

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2014

Note 13 - Contingent Liabilities, Commitments and Guarantees (cont’d)

A.	Commitments (cont’d)

1.	Financing agreements (cont’d)

a.	Capital Injection Agreement and a Subordinated Loan Agreement (cont’d)

The Capital Infusion Agreement includes representations and obligations with regards to the shareholders and the project where their breach is likely to lead, inter alia, to the demand for immediate repayment of the outstanding credit and/or a breach of the Company’s obligations and/or to the cancellation of the license. According to the Subordinated Loan Agreement, any shareholder loan will be linked to the CPI and bear interest at an annual rate of 10%. In addition, it was agreed that any distribution to the shareholders, including loans repayment, will be subject to the compliance of the company with the financial covenants as described in the financial agreement (see Note 11).

b.	Bank accounts agreement

The agreement sets the establishment of the project bank accounts and sets out the distribution of the cash flows among the accounts. In addition, the agreement sets out terms and procedures for executing deposits and withdrawals from each account, determines the minimum balances in each of the capital reserves, and sets out the priorities with respect to payments between the accounts and other terms regarding the management of the accounts, including the issue of transfers between accounts.

The principal reserves are a debt service reserve, a heavy maintenance reserve, a reserve for third party guarantees and a distribution reserve.

As at December 31, 2014 the Company deposited in the debt service reserve an amount of NIS 200,000 thousand that had accumulated as cash surpluses from the current operations of the Company. The Company has the right to withdraw this amount from the project’s credit facility. This amount is classified in the statement of financial position as a long-term restricted deposit.

c.	Shareholders’ Commitment

Within the framework of the Financing Agreements, the shareholders committed, to the Company and the trustee of the Financing Parties, according to their relative portion of the shares of the Company, as follows: (a) to provide bank guarantees in favor of: the gas supplier, the Ministry of Defense and Mekorot (according to the electricity generation agreements); (b) to cover all costs that will arise as a result of events that are not the responsibility of the construction contractor as detailed in the commitment letter. See Note 13.B hereunder regarding guarantees provided to by the Company shareholders. In 2013 the Company allotted a total amount of 4,448 additional shares to shareholders on a pro-rata basis against conversion of shareholders' loans in the total amount of NIS 268,473 thousand (in 2012 the Company allotted a total amount of 2,944 shares to shareholders against conversion of shareholders' loans in the total amount of NIS 177,693 thousand). The conversion of shareholders' loans was made to meet the equity requirements according to the terms of the license. During the period of this statement there was no change in the relative holdings of the shareholders. Within the framework of the financing agreement, there is a lien on all of the issued share capital of the Company in favor of Poalim Trust Services Ltd., as the trustee of the Financing Parties.

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2014

Note 13 - Contingent Liabilities, Commitments and Guarantees (cont’d)

A.	Commitments (cont’d)

2.	Agreement to lease land under operating lease

In 2008 an agreement was signed between the Company and EAIS from the lease of 74.5 dunams of land for the power plant, for a period of 24 years and 11 months from the date of its operation. Also in 2008, the Company participated in this payment and transferred to EAIS the amount of NIS 3,047 thousand in respect of its relative share in the lease period which were paid by EAIS to ILA.

During 2010 the Company signed on addendum to the land sub-lease agreement. According to the addendum to the agreement, in exchange for the use of the lands designated for the project, an annual payment of NIS 3,705 thousand will be paid for a period of 25 years.

3.	The EPC Agreement

An agreement between the Company and Wood Group Gas Turbines Services Ltd. (hereinafter – the Construction Contractor) for the planning, purchasing and construction of the power plant at a set and predetermined price of $877,150 thousand.

On December 6, 2013 the Company received from the Construction Contractor notification of the estimated costs of a number of the project’s change orders that it alleges were caused as a result of it carrying out the Company’s request to make changes in the project’s planning. In view of the counter allegations that were raised by the Company and were discussed in negotiations with the Contractor, the accounts were settled and in December 2014 the parties reached a compromise by which the Contractor would receive an additional final payment for settling all the Company’s liabilities towards the Contractor (hereinafter: the additional payment).

As at December 31, 2014 the Construction Contractor has been paid an amount of $ 800,842 thousand in connection with the agreement as described above. Subsequent to the reporting date the Company paid the rest of the contractual obligation including the additional payment.

4.	O&M Agreement

An agreement between the Company and the Eilat-Ashkelon Power Plant Services Company - EAPPS (“the Maintenance Contractor”) for the operation and maintenance of the power plant for a predetermined monthly payment defined in the Agreement for a period of 24 years and 11 months commencing the date of receipt of the Permanent Production certificate. The Maintenance Contractor will transfer some of the larger maintenance projects to a subcontractor (Zolru O&M) under a separate agreement, however it will retain full responsibility towards the Company with respect to all of its obligations under the agreement.

During 2013, the Maintenance Contractor entered into a sub contracting agreement with EZOM Ltd, a related party held by related companies. The maintenance and operation will be managed by EZOM Ltd. The maintenance contractor will retain full responsibility regarding his obligations toward the Company.

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2014

Note 13 - Contingent Liabilities, Commitments and Guarantees (cont’d)

A.	Commitments (cont’d)

5.	Gas Pipeline Agreement

On November 25, 2010, the Company signed a standard agreement approved by the Gas Authority according to which the government company Israel Natural Gas Lines Ltd. (“INGL”) will connect the power plant to the natural gas pipeline. As at December 31, 2014 Dorad paid connection fees in the amount of NIS 47 million which was recognized as prepaid expenses classified under non-current assets and will be amortized over the operating period. In addition according to the agreement, Dorad is obligated to pay INGL a payment in respect of the pipe capacity commencing on the date that the connection is completed. In addition, Dorad is obligated to pay a variable payment for the gas flowing through the pipeline.

6.	Agreement to purchase natural gas

On October 15, 2012 the Company entered into an agreement with the partners in the Tamar license (“Tamar”) by which, subject to the fulfillment of suspensive conditions provided in the agreement, the Company will purchase natural gas from Tamar for operating the power plant it is constructing in Ashkelon.

There is a dispute between the parties regarding the tariff linked to the gas price in view of the split in production rates table, to two separate tables, which were updated during May 2013. The parties are negotiating to resolve the dispute.

The Company is committed to purchase gas from the flow date, as it defined in the agreement. As at December 31, 2014 the amount of the obligation is estimated at NIS 100,800 thousand (as at December 31, 2013 – NIS 92,000 thousand). Nevertheless, according to the agreement, if the Company did not use the minimum quantity of gas as committed, it shall be entitled to consume this quantity every year during the three following years and this is in addition to the minimum quantity of gas the company is committed to. The Company’s management estimates that it is expected to consume the full quantity during the next three years.

The above mentioned is subject to regulatory arrangements of the Natural Gas Authority and the Ministry of national infrastructures.

7.	Agreement to sell electricity

As at the reporting date the Company has agreements to sell electricity at a scope of 95% of the production capacity of the power station. The electricity delivery agreements are, mainly, based on a reduced rate compared to the rate applicable to electricity consumers in the general market, as defined by the Authority for Public Services-Electricity.

In the framework of agreements for the sale of electricity to the Ministry of Defense and Mekorot (“Clients”), the Company was committed to begin commercial operation during the second quarter of 2013, and it was committed to compensate the clients for any delay in the commercial operation. In 2013 the Company reached an agreement with the Ministry of Defense, by which, inter alia, the compensation for the delay would be given in the form of a higher reduction during the first year of operation.

In addition, the Company reached an agreement with Mekorot under which, in respect of the delay in the commercial operation, Mekorot will receive a higher reduction during the first six months of the commercial operation. Even so, Mekorot has the option to request the compensation in cash. Accordingly, the Company recognized a provision in the amount of NIS 5,771 thousand in its financial statements (2013: NIS 7,813 thousand) which was recorded as Other Expenses in the statement of income, due to the delay during the period until the reporting date. In June 2014 the Company compensated Mekorot by the full amount of the compensation due to it (including interest accrued until that date).

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2014

Note 13 - Contingent Liabilities, Commitments and Guarantees (cont’d)

A.	Commitments (cont’d)

8.	Petrol Storage agreement

On June 17, 2013 the company entered into an agreement with Eilat Ashklon Pipeline Company Ltd (hereinafter: “EAPC”) regarding storage of petrol in their plant.

According to the agreement, the company will store petrol at the necessary quantities for backup of reserve fuel as required by Electricity Market Regulations and also for the Company’s current needs, estimating at 14,000 square meters.

EAPC are the Controller - of Eilat Ashkelon Infrastructure Services Ltd. who are an interested party.

9.	Property tax assessments in respect of the station

In April 2014, the Company received a property tax assessment from Ashkelon Municipality for the years 2012-2014 in the amount of NIS 17,633 thousand including interest and linkage in the amount of NIS 2,487 thousand. It should be noted that the main assessments amounts and interest expenses and linkage, refer to the period in which the Company had not yet received a completion of building permit. The company and the Municipality are negotiating in order to reach a compromise under which the company paid NIS 2,500 thousand. According to the legal counsel of the Company, the Company recognized an adequate provision, accordingly, the period up to the date of operation of the plant is recorded as an addition to the construction cost of the power plant and the remainder was recorded under other operating expenses.

10.	Claim between the construction contractor and subcontractor

On August 1, 2013, U. Dori Group Ltd., who is an interest party in the Company together with U. Dori Construction Ltd. (“the prosecutors”) filed a claim against the construction main contractor in Dorad’s project in Ashklon, regarding a debt of the prosecutors in the amount of $13.8 million. This is due to work which was carried out by the prosecutors in accordance with the agreement between the parties, which according to the prosecutors they were not paid for their work.

In accordance with the claim the Company received a Decree of temporary confiscation on the funds held by the company as a third party and which were expected to be paid to the contractor in accordance with the construction agreement.

On September 10, 2013 the Company was announced by the court that the construction main contractor deposit the amount of the claim in a curved deposit and therefore the Decree of Temporary confiscation that was received by the Company was cancelled.

On April 13, 2014 the Company received a temporary writ of attachment with respect to an amount of up to NIS 146 million that is held by the Company as a third party and is payable to the construction contractor according to the construction agreement. On August 18, 2014 the Company received an amended temporary writ of attachment that lowered the amount of the temporary attachment from NIS 146 million to NIS 55 million (hereinafter: “the additional claimed amount”). On February 18, 2015, subsequent to the reporting date, the Company received a court ruling ordering removal of the attachment that was imposed on the Company.

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2014

Note 13 - Contingent Liabilities, Commitments and Guarantees (cont’d)

B.	Bank guarantees

The Company provided by its shareholders, on a pro-rata basis, bank guarantees in favor of INGL, the Ministry of Defense and the “PUA” for compliance with the terms of the licenses granted to the company and as required in the agreement with IEC and other regulations that total to NIS 188 million as at December 31, 2014. Against these guarantees, the shareholders provided guarantees in accordance with their interest in the Company.

Subsequent to balance sheet date, in April 2015 the Company provided a bank guarantee in the amount of NIS 70 million from its own sources in favor of the IEC which were deposited as a restricted deposit in the bank accounts. A corresponding decrease was made in the share of the Company’s shareholders in the guarantees granted.

C.	Liens

During the month of January 2011, the Company placed liens on its assets as collateral for the obligations of the Company and its shareholders as follows:

1.
Fixed lien – A fixed lien and first priority mortgage and an assignment by way of lien on all the assets and rights with respect to the power plant in Ashkelon (“the Project”) and all as detailed in the mortgage deed and its appendices.

2.
Floating lien - An unlimited first priority floating lien on all of the rights and assets of the borrower, any object and/or equipment and any other tangible or intangible asset of any type as specified in the financing agreements.

3.
Lien on account of guarantees to third parties – a fixed lien, mortgage and assignment by way of a first priority lien, and a second priority lien on all assets and rights with respect to the account of guarantees including the funds, the securities, the documents and the notes of others of any type that will be deposited in the account from time to time, as detailed in the mortgage deed and all of its appendices.

4.
Lien on the land of the project – A fixed lien and first priority mortgage and an assignment by way of lien on all of the rights, existing and future, of the pledger with no exceptions, per the development agreement that was signed between the pledger and the Israel Lands Administration (“ILA”) with respect to the land.

Note 14 - Share Capital

Composition of the share capital in nominal values:

	Number of shares
	December 31
		Issued and	Issued and
	Authorized	paid-in	paid-in
		2014	2013

Ordinary shares of NIS 1 par value	500,000	10,640	10,640

See Note 13A1(c) regarding an issuance of shares against a conversion of loans into equity.

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2014

Note 15 - General and Administrative Expenses

	For the year ended December 31
	2014	2013	2012
	NIS thousands
Wages and related expenses	4,637	-	-
Rental and office maintenance	1,242	-	-
Depreciation	426	-	-
Profession services	7,689	-	-
Other	28	-	-

	14,022	-	-

Note 16 - Other Expenses

	Year ended December 31
	2014	2013	2012
	NIS thousands
Compensation for clients due to delay in operating	5,771	7,813	-
Impairment loss on advance to supplier	-	-	10,232
Impairment loss on fixed assets	-	-	358

	5,771	7,813	10,590

Note 17 - Financing Income and Expenses

	Year ended December 31
	2014	2013	2012
	NIS thousands
Financing income
Revaluation of derivatives	46,662	-	-
Other	302	-	-

	46,964	-	-

Financing expenses
Ineffective portion of the accounting hedging	-	15,880	143
Interest expense on bank loans	118,322	-	-
Interest expense on loans from related parties	22,708	-	-
Net foreign exchange loss	12,012	-	-
Bank commissions	3,369	-	-
Other	579	-	-

	156,990	15,880	143

Net financing expenses	110,026	15,880	143

For further information regarding financial expenses due to transactions with related parties, see  Note 19 – Related and Interested Parties.

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2014

Note 18 - Financial Instruments

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

In order to manage these risks and as described hereunder, the Company executes transactions in derivative financial instruments. Presented hereunder is the composition of the derivatives:

	December 31
	2014	2013
	NIS thousands
Derivatives presented under current liabilities
Forward exchange contracts used for accounting hedge	-	(7,894)
Forward exchange contracts used for economic hedge	11,090	-

B.	Risk management framework

The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. The Board has established the Financial Committee, which is responsible for defining a risk management policy. The committee reports regularly to the Board of Directors on its activities.

C.	Credit Risk

Credit Risk is a risk for a financial loss caused to the company if the counterparty of the financial instrument fails to meet his contractual obligations.

Cash
As at December 31, 2014, the Company has cash and cash equivalents in the amount of NIS 71,778 thousand (December 31, 2013 - 4,199 thousand. The Company’s cash and cash equivalents are deposited with a financial institution having a high credit rating (international rating scale).

Pledged deposits
As at December 31, 2014, the Company’s balance of pledged deposits is NIS 68,148 thousand (December 31, 2013 – NIS 78,637 thousand), see also Note 6.

Trade and other receivables
The Company’s exposure to credit risk is influenced mainly by the individual characteristics of each customer. The Company has established a credit policy under which each new customer is analyzed individually for credit worthiness. The Company’s review includes external ratings, when available.

As at December 31, 2014 no impairment was recorded.

Bodies that provided financing for the project’s construction
Credit risk from bodies that provided financing to the Company for the project’s construction in respect of the financing agreements as described in Note 13.A.1. These bodies have a high credit rating.

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2014

Note 18 - Financial Instruments (cont’d)

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

The Company has contractual commitments due to financing agreements, the EPC agreement, O&M agreement and the Gas Pipeline agreement. For further information see Note 13.

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2014

Note 18 - Financial Instruments (cont’d)

D.	Liquidity risk (cont’d)

The following are the contractual maturities of financial liabilities at undiscounted amounts and based on the future rates forecasted at the reporting date, including estimated interest payments.

	December 31, 2014
	Carrying	Contractual	6 months				More than
	amount	cash flows	or less	6-12 months	1-2 years	2-5 years	5 years
	NIS thousands
Non-derivative financial liabilities

Trade payables	376,515	376,515	376,515	-	-	-	-

Other payables	438,723	438,723	438,723	-	-	-	-

Loans from banks	3,308,770	4,990,234	120,742	150,726	314,405	636,678	3,767,683

Long-term loans from related parties and others	462,244	654,735	-	-	81,842	409,209	163,684

	4,586,252	6,460,207	935,980	150,726	396,247	1,045,887	3,931,367

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2014

Note 18 - Financial Instruments (cont’d)

D.	Liquidity risk (cont’d)

	December 31, 2013
	Carrying	Contractual	6 months				More than
	amount	cash flows	or less	6-12 months	1-2 years	2-5 years	5 years
	NIS thousands
Non-derivative financial liabilities

Trade payables and other accounts payable	123,118	123,118	123,118	-	-	-	-

Loans from banks	3,064,505	4,960,081	-	145,926	291,769	875,308	3,647,078

Long-term loans from related parties and others	369,212	529,709	-	-	-	529,709	-

	3,556,835	5,612,908	123,118	145,926	291,769	1,405,017	3,647,078

Derivative financial instruments

Forward contract on exchange rates used for hedging	7,894	7,894	7,894	-	-	-	-

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2014

Note 18 - Financial Instruments (cont’d)

E.	Market risk

Market risk is the risk that changes in market prices will affect the Company’s income The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.

As of December 31, 2014 and since the beginning of commercial operation of the power plant, the management estimates that the main risks are: changes in regulations applicable to the area of operations as approved by the electricity authority, a change in the gas purchase costs and other changes in the electricity and gas market, political and security events.

(1)	Foreign linkage and currency risk

As a result of the Company's agreement with the construction contractor, maintenance contractor and the gas suppliers, as described in Note 13, the Company is exposed to changes in the dollar/NIS exchange rate. In order to reduce this exposure the Company entered into forward transactions to purchase dollars for NIS, see also Note 7.

(a)	The exposure to linkage and foreign currency risk

The Company's exposure to linkage and foreign currency risk is as follows:

	December 31, 2014
	Non-financial	Unlinked	CPI-linked	US Dollar	Total
	NIS thousand
Financial assets and financial
liabilities:
Current assets:
Cash and cash equivalents	-	67,478	-	4,300	71,778
Other accounts receivable	11,118	-	-	-	11,118
Pledged deposits	-	68,148	-	-	68,148
Accounts receivable	-	328,438	-	-	328,438
Derivative financial instruments	-	-	-	11,090	11,090

Non-current assets:
Prepaid expenses	48,925	-	-	-	48,925
Fixed assets	4,588,356	-	-	-	4,588,356
Intangible assets	8,577	-	-	-	8,577
Pledged deposits	-	200,027	-	-	200,027

Current liabilities:
Credit from banks	-	-	(122,358)	-	(122,358)
Other accounts payable	(4,735)	(5,500)	-	(433,223)	(443,458)
Trade payables	-	(337,065)	-	(39,450)	(376,515)

Non-current liabilities:
Deferred tax liabilities	(23,275)	-	-	-	(23,275)
Provisions for dismantling
and restoration	(28,507)	-	-	-	(28,507)
Loans from banks	-	-	(3,186,412)	-	(3,186,412)
Long-term loans from related
parties and others	-	-	(462,244)	-	(462,244)
Liabilities for employee
benefits, net	(105)	-	-	-	(105)
Total exposure in statement
of financial position
in respect of financial assets
and financial liabilities	4,600,354	321,526	(3,771,014)	(457,283)	693,583

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2014

Note 18 - Financial Instruments (cont’d)

E.	Market risk (cont’d)

(1)	Linkage and foreign currency risks (cont’d)

(a)	The exposure to linkage and foreign currency risk (cont’d)

The Company's exposure to linkage and foreign currency risk is as follows:

	December 31, 2013
	Non-financial	Unlinked	CPI-linked	US Dollar	Total
	NIS thousand
Financial assets and financial
liabilities:
Current assets:
Cash and cash equivalents	-	3,992	-	207	4,199
Other accounts receivable	1,435	35,094	-	-	36,529
Pledged deposits	-	78,637	-	-	78,637
Asset from firm commitment	-	-	-	5,101	5,101

Non-current assets:
Prepaid expenses	50,165	-	-	-	50,165
Fixed assets	3,939,647	-	-	-	3,939,647
Advances to suppliers	56,978	-	-	-	56,978
Intangible assets	7,657	-	-	-	7,657

Current liabilities:
Credit from banks	-	-	(145,926)	-	(145,926)
Trade payables and other
accounts payable	(195)	(22,035)	-	(101,083)	(123,313)
Derivative financial
instruments	-	-	-	(7,894)	(7,894)

Non-current liabilities:
Loans from banks	-	-	(2,918,579)	-	(2,918,579)
Long-term loans from related
parties and others	-	-	(369,212)	-	(369,212)
Liabilities for employee
benefits, net	(57)	-	-	-	(57)
Total exposure in statement
of financial position
in respect of financial assets
and financial liabilities	4,055,630	95,688	(3,433,717)	(103,669)	613,932

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2014

Note 18 - Financial Instruments (cont’d)

E.	Market risk (cont’d)

(1)	Linkage and foreign currency risks (cont’d)

(a)	The exposure to linkage and foreign currency risk (cont’d)

The Company’s exposure to linkage and foreign currency risk is as follows:

December 31, 2014
	Currency/	Currency/	Principal
	linkage	linkage	amount in	Date of
	receivable	payable	$ millions	expiration	Fair value
NIS thousands
Instruments used				Jan. 26,
for hedging:				2015 up to
Forward foreign				July 29,
currency contracts	US dollars	NIS	111	2015	11,090

December 31, 2013
	Currency/	Currency/	Principal
	linkage	linkage	amount in	Date of
	receivable	payable	$ millions	expiration	Fair value
NIS thousands
Instruments used				Jan. 27,
for hedging:				2014 up to
Forward foreign				March 25,
currency contracts	US dollars	NIS	107	2014	(7,894)

(b)	Sensitivity analysis

A change as at December 31 in the exchange rates of the following currencies against the NIS, as indicated below, and a change in the CPI would have increased (decreased) profit or loss and equity by the amounts shown below. This analysis is based on foreign currency exchange rate and CPI variances that the Company considered to be reasonably possible at the end of the reporting period. The analysis assumes that all other variables, in particular interest rates, remain constant.

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2014

Note 18 - Financial Instruments (cont’d)

E.	Market risk (cont’d)

(1)	Linkage and foreign currency risks (cont’d)

(b)	Sensitivity analysis (cont’d)

	December 31, 2014		December 31, 2013
	Increase	Decrease	Increase	Decrease
	Profit or loss	Profit or loss	Profit or loss	Profit or loss
	NIS thousands	NIS thousands	NIS thousands	NIS thousands
Change in the exchange rate of:
5% in the US dollar (1)	(1,841)	1,841	144	(144)
10% in the U.S. dollar (1)	(3,682)	3,682	289	(289)
1% change in CPI (2)	(37,710)	37,710	-	-
2% change in CPI (2)	(75,420)	75,420	-	-

(1)
The sensitivity is mainly due to Forward foreign currency contracts and firm commitment. Revaluations of Cash and suppliers balances denominated in foreign currency are capitalized to the cost of construction of the power station and therefore are not expected to affect the Company's profit or loss or equity.

(2)
The Company capitalizes borrowing costs to the cost of construction of the power station and therefore a change in the CPI does not affect the Company's profit or loss or equity as at December 31, 2013.

(3)	The effect of the change on equity is the same as in profit or loss.

(2)	Interest rate risk

From 2011, the Company is exposed to changes in fair value, as a result of changes in the interest curve, from its financial derivatives measured at fair value. The debt instruments of the Company bear fixed interest rate. The Company did not present a sensitivity analysis as a result of changes in the interest curve, as it is immaterial.

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2014

Note 18 - Financial Instruments (cont’d)

F.	Fair value

(1)	Fair values versus carrying amounts

The carrying amounts of certain financial assets and liabilities, including cash and cash equivalents, other accounts receivable, pledged deposits, derivative financial instruments, trade payables, long term loans from related parties and other accounts payable are the same or proximate to their fair value.

The fair values of the financial liabilities, together with the carrying amounts shown in the statement of financial position, are as follows:

	December 31
	2014		2013
	Carrying	Fair	Carrying	Fair
	amount	value	amount	value
	NIS thousands	NIS thousands	NIS thousands	NIS thousands

Long-term loans from banks (*)	3,308,770	3,993,184	3,064,505	3,393,949

(*)	Including current maturities.

(2)	Interest rates used for determining fair value

The interest rates used to discount estimated cash flows, when applicable, are based on the government yield curve at the reporting date (level 2 on fair value hierarchy) plus an adequate credit spread, and were as follows:
	December 31
	2014	2013
	%	%

Long-term loans from banks	2.70%	2.02%

(3)	Fair value hierarchy

The table below analyses financial instruments carried at fair value, by valuation method. The different levels have been defined as follows:

—	Level 1: quoted prices (unadjusted) in active markets for identical instruments
—	Level 2: inputs other than quoted prices included within Level 1 that are observable, either directly or indirectly
—	Level 3: inputs that are not based on observable market data (unobservable inputs).

	December 31, 2014
	Level 1	Level 2	Level 3	Total
	NIS thousands	NIS thousands	NIS thousands	NIS thousands
Derivatives used for hedging:
Forward foreign currency contracts	-	11,090	-	11,090

	December 31, 2013
	Level 1	Level 2	Level 3	Total
	NIS thousands	NIS thousands	NIS thousands	NIS thousands
Derivatives used for hedging:
Forward foreign currency contracts	-	(7,894)	-	(7,894)

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2014

Note 19 - Related and Interested Parties

A.	Transactions with related and interested parties

Details of transactions with related and interested parties are presented below (all the transactions are at market terms, unless otherwise indicated):

		Year ended December 31			December 31
		2014	2013	2012	2014	2013
Related party/Interested party	Nature of transaction	Transactions amounts			Outstanding balance
Shareholder with significant influence	The Company entered into an office rent agreement with Edelcom Ltd. This agreement ended in February 2012 when the Company moved away from the offices of Edelcom Ltd.	-	-	148	-	-

Shareholder with significant influence	The Company entered into an agreement with EAPSS regarding operation and maintenance of the power plant as from November 2012. The payments will be made on a monthly basis throughout the period of the agreement. See Note 13A(4)) regarding a subcontracting agreement between EAPSS and Ezom Ltd.	87,956	35,183	4,736	22,173	2,665

Shareholder with significant influence	The Company entered into an agreement with Zorlu O&M, regarding maintenance of the power plant as of January 2013. The payments was paid in 2 payments (see Note 13A(4)).	-	5,226	-	-	-

Shareholder with significant influence	The Company entered into an agreement with Eilat Ashkelon Pipelene Company Ltd. regarding petrol storage services as of June 2013. The payments will be paid on a quarterly basis (see Note 13A(8)).	3,654	676	-	281	266

Related companies	The Company has several agreements with related companies for the sale of electricity.	33,891	-	-	4,511	-

Shareholder with significant influence	The Company entered into a lease agreement of the land for the power plant (see Note 13A(2)).	5,035	-	-	-	-

Key management personnel	CEO benefits	2,769	2,145	1,854	123	-

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2014

Note 19 - Related and Interested Parties (cont’d)

B.	The liabilities of the Company to related and interested parties

	The terms of the loan			Balance as at December 31
		Interest	Linkage
	Face value	rate	base	2014	2013
	NIS thousands	%		NIS thousands

Long term loans (*)	439,536	10	CPI	462,244	368,190

*   Financing expenses related to the loans from related parties are accrued to the principal of the loans, see also Note 11.

C.	Other engagements between the Company and related and interested parties

1.	For further information regarding commitment of the shareholders to provide financing according to their relative share in the Company's shares - see Note 13(A)(1)(c).

2	For further information regarding commitment between the Company and an interested party to lease land - see Note 13A(2).

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2014

Note 20 - Subsequent Events

A.
On April 12, 2015 the Company received two letters from representatives of U. Dori Energy Infrastructures Ltd. that were addressed to the Company’s Chairman of the Board. As part of these letters, the company is requested to take legal action in order to reveal the engagement between one of the shareholders of the Company, Zorlu Enerji Elektrik Uretim A.S., and the construction contractor of the Dorad power station, Wood Group. The aforesaid letters are advance notices to the Company regarding the intention of the representatives to file a derivative claim insofar as their requests are not accepted.

The Company and its legal advisors are conducting an examination of the all the facts relevant to the aforesaid letters.

B.
On April 30, 2015 the Company received a notice from the gas supplier (hereinafter: “Tamar”) by which the “interim period” per its definition in the gas sale and purchase agreement will begin on May 5, 2015. According to the agreement, in the interim period the supply of gas to the Company will be subject to the amounts of natural gas that are available to Tamar at that time after natural gas is supplied to customers of Tamar with which natural gas supply agreements were signed before the agreement with the Company. The interim period will end after Tamar completes (insofar as it completes) a project for expanding the supply capacity of the system for processing and transmitting natural gas from the Tamar field upon fulfillment of the preconditions specified in the agreement. The Company is examining the effects of entering the interim period, if any, on its operations.