Form 20-F
period 2015-12-31
Ellomay Capital Ltd.
filed 2016-03-23
CIK 946394

  UNITED STATES
  SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

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

None

Title of Class

    Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:  10,678,8881 ordinary shares, NIS 10.00 par value per share.

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

Large accelerated filer ☐                                           Accelerated filer ☐                                Non-accelerated filer ☒

    Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐            International Financial Reporting Standards as issued ☒                 Other ☐
by the International Accounting Standards Board

    If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐      Item 18 ☐

    If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act):

Yes ☐        No ☒

1	Does not include a total of 254,666 ordinary shares held at that date as treasury shares under Israeli law, all of which were repurchased by Ellomay. For so long as such treasury shares are owned by Ellomay they have no rights and, accordingly, are neither eligible to participate in or receive any future dividends which may be paid to Ellomay’s shareholders nor are they entitled to participate in, be voted at or be counted as part of the quorum for, any meetings of Ellomay’s shareholders.

ii

 Table of Contents

Page

Introduction	4
Forward-Looking Statements	5

Part I
Item 1:	Identity of Directors, Senior Management and Advisers	7

Item 2:	Offer Statistics and Expected Timetable	7

Item 3:	Key Information	7
	Selected Financial Data	7
	Capitalization and Indebtedness	9
	Risk Factors	9

Item 4: Information on Ellomay	25
History and Development of Ellomay	25
Business Overview	26
Organizational Structure	67
Property, Plants and Equipment	67

Item 4A: Unresolved Staff Comments	69

Item 5:	Operating and Financial Review and Prospects	69
	Operating Results	69
	Liquidity and Capital Resources	76
	Research and Development, Patents and Licenses, Etc.	84
	Trend Information	84
	Off-Balance Sheet Arrangements	85
	Contractual Obligations	85

Item 6:	Directors, Senior Management and Employees	86
	Directors and Senior Management	86
	Compensation	88
	Board Practices	93
	Employees	104
	Share Ownership	105

Item 7:	Major Shareholders and Related Party Transactions	109
	Major Shareholders	109
	Related Party Transactions	112

Item 8:	Financial Information	113
	Consolidated Statements and Other Financial Information	114
	Significant Changes	114

Item 9:	The Offer and Listing	114
	Offer and Listing Details	114
	Markets	116

Item 10:	Additional Information	116
	Share Capital	116
	Memorandum of Association and Second Amended and Restated Articles	116
	Material Contracts	124
	Exchange Controls	126
	Taxation	124
	Dividends and Paying Agents	126
	Statement by Experts	126
	Documents on Display	132

		133
Item 11:	Quantitative and Qualitative Disclosures about Market Risk	133
		133
Item 12:	Description of Securities Other than Equity Securities	136

INTRODUCTION

    The following is the Report on Form 20-F of Ellomay Capital Ltd., or the Report. Unless the context in which such terms are used would require a different meaning, all references to “Ellomay,” “us,” “we,” “our” or the “Company” refer to Ellomay Capital Ltd. and its consolidated subsidiaries.

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

       The forward-looking statements contained in this report are based on current expectations and beliefs concerning future developments and the potential effects on our business. There can be no assurance that future developments actually affecting us will be those anticipated. These forward-looking statements involve a number of risks, uncertainties or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements, including the following:

•	Amendments, including retroactive amendments, to the regulations governing the photovoltaic markets in which we operate or to which we may in the future enter;

•	the market, economic and political factors in Italy, in Spain, in Luxemburg and generally in Europe, in Israel and worldwide;

•	our contractors’ technical, professional and financial ability to deliver on and comply with their operation and maintenance undertakings in connection with the operation of our photovoltaic plants;

•	our ability to maintain expertise in the photovoltaic market and the energy market, and to track, monitor and manage the projects which we have undertaken;

•	our ability to meet our undertakings under various financing agreements, including to our debenture holders, and our ability to raise additional equity or debt financing in the future;

•	the risks we are exposed to due to our holdings in U. Dori Energy Infrastructures Ltd. and Dorad Energy Ltd.;

•	fluctuations in the value of currency;

•	the price and market liquidity of our ordinary shares;

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

For the years ended December 31, 2015, 2014, 2013, 2012 and 2011, we have prepared our consolidated financial statements in accordance with IFRS, as issued by the IASB.

The financial statements for the years ended December 31, 2015, 2014, 2013, 2012 and 2011 were audited by Somekh Chaikin, an independent registered public accounting firm and a member of KPMG International. The consolidated financial statements as of December 31, 2015 and 2014, and for each of the years in the three-year period ended December 31, 2015, and the report thereon, are included elsewhere in this annual report.

 We currently own twelve operating photovoltaic plants in Italy, with an aggregate installed capacity of approximately 22.6 megawatt peak, or MWp and four operating photovoltaic plants in Spain, with an aggregate installed capacity of approximately 7.9 MWp, or, each, a PV Plant and, together, the PV Plants, and indirectly hold approximately 9.2% of the equity of Dorad Energy Ltd., or Dorad (and an option to increase such holdings to 9.375%). See “Item 4.A: History and Development of Ellomay” and “Item 4.B: Business Overview” for more information.

The selected consolidated financial data set forth below should be read in conjunction with and is qualified by reference to our consolidated financial statements and the related notes, as well as “Item 5: Operating and Financial Review and Prospects.”

The tables below set forth selected consolidated financial data under IFRS as issued by the IASB for the years ended December 31, 2015, 2014, 2013, 2012 and 2011. The information included in the tables has been derived from our audited consolidated financial statements. The audited consolidated financial statements at December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013, appear at the end of this report.

Consolidated Statements of Profit or Loss and Other Comprehensive Income (Loss)
(in thousands of U.S. Dollars except per share and share data)

	For Year ended December 31,
	2015	2014	2013	2012	2011
Revenues	$13,817	$15,782	$12,982	$8,890	$6,114
Operating expenses	2,854	3,087	2,381	1,954	1,391
Depreciation expenses	4,912	5,452	4,021	2,717	1,777
Gross profit	6,051	7,243	6,580	4,219	2,946
General and administrative expenses	3,745	4,253	3,449	3,110	3,102
Share of profits (losses) of equity accounted investee	2,446	1,819	(540)	(232)	(596)
Other income (expense), net	21	1,438	(42)	146	-
Gain on bargain purchase	-	3,995	10,237	-	-
Capital loss, net	-	-	-	(394)	-

Operating profit (loss)	4,773	10,242	12,786	629	(752)
Financing income	2,347	2,245	204	550	1,971
Financing income (expenses) in connection with derivatives, net	3,485	(1,048)	1,543	(2,277)	(2,601)
Financing expenses	(5,240)	(4,592)	(4,201)	(2,046)	(608)
Financing income (expenses), net	592	(3,395)	(2,454)	(3,773)	(1,238)

Profit (loss) before taxes on income	5,365	6,847	10,332	(3,144)	(1,990)
Tax benefit (taxes on income)	1,933	(201)	(245)	1,011	1,018

Profit (loss) for the year	7,298	6,646	10,087	(2,133)	(972)

Profit (Loss) attributable to:
Owners of the Company	7,553	6,658	10,068	(2,110)	(972)
Non-controlling interests	(255)	(12)	19	(23)	-
Profit (loss) for the year	7,298	6,646	10,087	(2,133)	(972)

Other comprehensive income (loss) items
that after initial recognition in comprehensive income (loss) were or will be transferred to profit or loss:
Foreign currency translation differences for foreign operations	(141)	(3,199)	6,038	1,620	(3,698)

Other comprehensive income items that will not be transferred to profit or loss:
Presentation currency translation adjustments	(6,947)	(9,082)	-	-	-
Total other comprehensive income (loss)	(7,088)	(12,281)	6,038	1,620	(3,698)
Total comprehensive income (loss) for the year	210	(5,635)	16,125	$513	$(4,670)

Basic earnings (loss) per share	$0.7	$0.62	$0.94	$(0.2)	$(0.09)

Diluted earnings (loss) per share	$0.7	$0.62	$0.94	$(0.2)	$(0.09)
Weighted average number of shares used for computing basic earnings (loss) per share	10,715,634	10,692,371	10,692,371	10,709,294	10,775,458
Weighted average number of shares used for computing diluted earnings (loss) per share	10,758,370	10,808,288	10,752,808	10,709,294	10,775,458

Other financial data (in thousands of U.S. Dollars)
	For Year ended December 31,
	2015	2014	2013	2012	2011
EBITDA (1)	$9,685	$15,694	$16,807	$3,346	$1,025

________________________________
(1)
EBITDA is a non-IFRS measure and is defined as earnings before financial expenses, net, taxes, depreciation and amortization. We present this measure to enhance the understanding of our historical financial performance and to enable comparability between periods. While we consider EBITDA to be an important measure of comparative operating performance, EBITDA should not be considered in isolation or as a substitute for net income or other statement of operations or cash flow data prepared in accordance with IFRS as a measure of profitability or liquidity. EBITDA does not take into account our commitments, including capital expenditures and restricted cash and, accordingly, is not necessarily indicative of amounts that may be available for discretionary uses. Not all companies calculate EBITDA in the same manner, and the measure as presented may not be comparable to similarly-titled measures presented by other companies. Our EBITDA may not be indicative of our historic operating results; nor is it meant to be predictive of potential future results.

Reconciliation of Net income (loss) to EBITDA

	For Year ended December 31,
	2015	2014	2013	2012	2011
Net income (loss) for the year	$7,298	$6,646	$10,087	$(2,133)	$(972)
Financing expenses (income), net	592	3,395	2,454	3,773	1,238
Tax benefit (taxes on income)	1,933	201	245	(1,011)	(1,018)
Depreciation and amortization	4,912	5,452	4,021	2,717	1,777
EBITDA	$9,685	$15,694	$16,807	$3,346	$1,025

Consolidated Statements of Financial Position Data (in thousands of U.S. Dollars except share data)

	At December 31,
	2015		2014		2013		2012		2011
Working capital (deficiency)	$23,410		$18,890		$(4,384)		$27,977		$31,856
Total assets	$160,327		$159,087		$146,930		$128,740		$126,392
Total liabilities	$66,262		$64,961		$47,169		$45,626		$42,331
Total equity	$94,065		$94,126		$99,761		$83,114		$84,061
Capital stock	$102,348	(1)	$102,590	(2)	$102,590	(2)	$102,068	(2)	$102,534	(3)
Ordinary shares outstanding	10,678,888	(1)	10,692,371	(2)	10,692,371	(2)	10,692,371	(2)	10,769,326	(3)

(1)	Net of 254,666 treasury shares that were purchased during 2011, 2012 and 2015 according to a share buyback program that was authorized by our Board of Directors.
(2)	Net of 85,655 treasury shares that were purchased during 2011 and 2012 according to a share buyback program that was authorized by our Board of Directors.
(3)	Net of 8,700 treasury shares that were purchased during 2011 according to a share buyback program authorized by our Board of Directors.

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

Risks Related to our Business

Risks Related to the PV Plants

Our PV Plants are located in Italy and in Spain and therefore the revenues derived from them mainly depend on payments received from Italian and Spanish governmental entities. The economic crisis in the European Union, specifically in Italy and in Spain, and measures taken in order to improve Italy’s and Spain’s financial position, may adversely affect the results of our operations.  The global financial crisis that began in 2007 directly affected Italy’s and Spain’s growth and economy. The situation worsened during 2011 due to the debt crisis in various European Union countries in general and specifically in Italy, whose current debt is one of the highest in the euro zone and in Spain, which has a high unemployment rate. The financial crisis also caused the Italian and Spanish governments to adopt various spending cuts and tax increases aimed at bolstering growth and increasing revenues for the repayment of debt. For example, during 2011, Spain implemented changes to its incentive scheme, including the reduction of subsidies through 2013, and in late 2012 the Spanish government adopted a law that imposes a new revenue tax on electricity generating power plants. Although the economies of both has improved, especially in Spain, both countries remain in a state of financial crisis and commenced during 2013 and 2014 several legislation processes that revise or affect the remuneration scheme for photovoltaic plants and may do so again in the future. For example, the incentive scheme in Italy is based on end-users’ payments and not directly on the Italian government’s budget, however, in an attempt to revive the Italian economy and decrease electricity expenses, the Italian parliament adopted a new law in August 2014 that decreased the Feed in Tariff, or FiT, that was previously guaranteed to Italian photovoltaic plants for a period of twenty years. As a result of this new law, the FiT for our Italian PV Plants decreased by approximately 8% commencing January 1, 2015. For more information see “Item 4.B: Business Overview” below and our financial statements included in this Report.  We cannot assure you that the continued economic crisis will not cause additional changes to the Italian government’s photovoltaic energy incentive schemes or that no additional changes will be made to Spain’s photovoltaic energy incentive scheme that may directly or indirectly affect the payments we receive and, therefore, our operations and revenues.

Our business depends to a large extent on the availability of financial incentives. The reduction or elimination of government subsidies and economic incentives could reduce our profitability and adversely impact our revenues and growth prospects.  Many countries, such as Germany, Spain, Italy, France, Portugal and Japan, offer substantial incentives to offset the cost of photovoltaic power systems in the form of FiT or other incentives to promote the use of solar energy and to reduce dependence on other forms of energy. These government incentives could potentially be reduced or eliminated altogether. For example, on June 6, 2013, the Italian Authority for Electricity and Gas, or AEEG, announced that the overall annual expense cap of €6.7 billion for incentive payments payable to PV has been reached. As a consequence, the latest FiT regulation—the Conto Energia V—ceased to apply on July 6, 2013, thus terminating the applicability of the FiT payments for new photovoltaic plants. In addition, on December 19, 2013, AEEG announced the replacement, commencing January 1, 2014, of the minimum guaranteed prices currently foreseen under the Italian mandatory purchase regime with the zonal hourly prices set out for each specific area for PV plants exceeding 100KWp. As set forth in the previous risk factor, in August 2014 the Italian parliament amended the FiT scheme in connection with existing photovoltaic plants decreasing the guaranteed FiT. In Spain, which also has a subsidy system for the photovoltaic industry, retroactive cuts were adopted from early 2011 by limiting the number of production hours that are eligible to receive the governmental FiT and imposing taxes on the sale of electricity. Since July 2013, a new Spanish remunerative regime for photovoltaic plants is in force pursuant to RDL 9/2013 that provides the owner of a renewable installation with a defined yield to be calculated based on the yield of 10-year government bonds plus 300 basis points. For more information see “Item 4.B: Business Overview” below and our financial statements included in this Report. If the Italian or Spanish governments elect to further revise the incentive scheme, as both governments have done in the past, this may adversely affect the profitability from our PV Plants and from any new photovoltaic plant acquired by us in these countries, and may prevent us from continuing to acquire photovoltaic plants in Italy or in Spain. In general, uncertainty about the introduction of, reduction in, or elimination of, incentives or delays or interruptions in the implementation of favorable laws could substantially affect our profitability and adversely affect our ability to continue and develop new photovoltaic plants.

We may seek to primarily invest in photovoltaic plants that have already been connected to the national grid and are eligible to receive the applicable FiT. These constructed and connected PV plants may not be available for acquisition on terms beneficial to us or at all and, if available, may still be subject to retroactive changes through regulatory action.  Acquisitions of photovoltaic plants that have already been constructed and are connected to the national grid currently provide relatively more certainty as to their economic potential compared to plants that are still in the planning or construction stage. It may be difficult for us to locate suitable acquisition opportunities with attractive returns, and, even if we do locate them, the acquisition of an operating photovoltaic plant may be less attractive as the PV market matures and as operating plants are generally more expensive. Our inability to locate and acquire additional photovoltaic plants and the higher cost of such photovoltaic plants may adversely affect our business and results of operations. Even if we do locate and acquire existing photovoltaic plants, changes in the regulation could be applied retroactively to existing plants and to the existing remuneration scheme, as has already happened in both Spain and Italy, which could also adversely affect our business and results of operations.

Existing regulations, and changes to such regulations, may present technical, regulatory and economic barriers and restrictions to the construction and operation of our photovoltaic power plants, which may adversely affect our operations.  The installation and operation of photovoltaic power systems is subject to oversight and regulation in accordance with international, European, national and local ordinances, building codes, zoning, environmental protection regulation, utility interconnection requirements and other rules and regulations. For example, various governmental, municipal and other regulatory entities require the issuance and continued effectiveness of relevant permits, licenses and authorizations for the operation of photovoltaic plants. If such permits, licenses and authorizations are not issued on a timely basis, this could result in the interruption, cessation or abandonment of a newly constructed PV Plant, or may require making significant changes to such PV Plant, any of which may cause severe losses. In addition, if issued, these licenses and permits may be revoked by the authorities following their issuance in the event the authorities discover irregularities or deviations from the scope of the license or permit. Any revocation of existing licenses may obligate us to cease operating the relevant PV Plant for the period required in order to renew the relevant license or indefinitely and therefore will adversely affect our business and results of operations.

Success of the PV Plants, from their construction through their commissioning and ongoing commercial operation, depends to a large extent on the cooperation, reliability, solvency, and proper performance of the contractors we engage for the construction, operation and maintenance of our PV Plants, or the Contractors, and of the other third parties involved, including subcontractors, local advisors, financing entities, land owners, suppliers of parts and equipment, the energy grid regulator, governmental agencies and other potential purchasers of electricity.  The construction and operation of a photovoltaic plant requires timely input, often of a highly specialized technical nature, from several parties, including without limitation, the solar panel suppliers and plant operators, other suppliers of relevant parts and materials (including replacement parts), land owners, subcontractors, electricity brokers, financing entities and governmental and related agencies (as subsidizers and as regulators). In addition, our PV Plants’ performance depends on the quality of the solar panels installed. Degradation in the performance of the solar panels above a certain level is guaranteed by the panel suppliers and we generally receive undertakings from the Contractor with respect to minimum performances. Therefore, one of the critical factors in the success of our PV Plants is the existence of reliable solar panel suppliers, who guarantee the performance and quality of the solar panels supplied and their ability to provide us with replacement and spare parts that are of sufficient quality. In addition, as we use Contractors in order to operate and maintain our PV Plants, we depend on the Contractors’ expertise and experience, representations, warranties and undertakings regarding, inter alia: the operation, maintenance and performance of each of the PV Plants, the use of high-quality materials, strict compliance with applicable legal requirements and the Contractors’ financial stability. If the Contractors’ representations or warranties are inaccurate or untrue, or if any of the Contractors or other entities fail to perform their obligations properly, this could result in the interruption, cessation or abandonment of the relevant PV Plant, or may require significant expenses to mitigate the damages or repair them, any of which may cause us severe losses.

We are exposed to the possibility of damages to, or theft of, the various components of our PV Plants. Such occurrences may cause disruptions in the production of electricity and additional costs.  Some of our PV Plants suffered damages and disruption in the production of electricity as a result of theft of panels and other components, or due to bad weather and land conditions. Although such damages and theft are generally covered by the PV Plants’ insurance policies, in certain circumstances such occurrences, may not be covered in part by the insurance and may cause an increase in the premiums paid to our insurance companies, all of which may adversely affect our results of operations and profitability.

As a substantial part of our business is currently located in Europe, we are subject to a variety of additional risks that may negatively impact our operations.  We currently have substantial operations in Italy and in Spain, which are held by our Luxembourg subsidiary, and may make additional investments in projects located outside of Israel or the United States. Due to these operations and any additional future investments, we are subject to special considerations or risks associated with companies operating in other jurisdictions, including rules and regulations, cross currency movements, different payment cycles, tax issues, such as tax law changes and variations in tax laws as compared to Israel and the United States, cultural and language differences, crime, strikes, riots, civil disturbances, terrorist attacks and wars and deterioration of political relations with Israel. The PV Plants subject us to a number of these risks, as well as the requirement to comply with Italian, Spanish and European Union law. We cannot assure you that we would be able to adequately address some or all of these additional risks. If we were unable to do so, our operations might suffer.

In the event we will be unable to continuously comply with the obligations and undertakings, including with respect to financial covenants, which we undertook in connection with the project financing of the PV Plants, our results of operations may be adversely affected.  In connection with the financing of several of our PV Plants, we have long-term agreements with an Italian bank and a leasing company. The agreements that govern the provision of financing include, inter alia, undertakings and financial covenants that we are required to maintain for the duration of such financing agreements, the majority of which are based on the ongoing income derived from the relevant PV Plant, which may be adversely affected by the various risks detailed herein. In the event we fail to comply with any of these undertakings and covenants, we may be subject to penalties, future financing requirements, and, finally, to the acceleration of the repayment of debt. These occurrences may have an adverse effect on our financial position and results of operations and on our ability to obtain outside financing for other projects.

 A drop in the price of electricity may negatively impact our results of operations.  The revenue from the sale of electricity produced by the PV Plants includes mainly the incentives in the form of FiTs and in addition proceeds from the sale of electricity produced in the electricity market at market price. A decrease in the price of electricity in Italy or in Spain may negatively impact our profitability and our ability or interest to expand our photovoltaic business.

An increase in the prices of solar panels and other components of the system may adversely affect our future growth and our business. Photovoltaic power plant installations have substantially increased over the past few years. The increased demand for solar panels resulted in substantial investments in solar panels production facilities, creating oversupply and a sharp continuing decrease in the prices of solar panels. A future reversal in the trend and an increase in the prices of solar panels and other components of the system (such as invertors and related electric components), may increase the costs of replacing components in our existing PV Plants and impact the profitability of constructing new photovoltaic plants and our ability to expand our business. Additionally, if there is a shortage of key components necessary for the production of the solar panels, that may constrain our revenue growth. In addition, silicon is a dominant component of the solar panels, and although manufacturing abilities have increased over-time, any shortage of silicon, or any other material component necessary for the manufacture of the solar panels, may adversely affect our business.

Our ability to produce solar power is dependent upon the magnitude and duration of sunlight as well as other meteorological and geographic factors.  Solar power production has a seasonal cycle, and adverse meteorological conditions can materially impact the output of photovoltaic plants and result in production of electricity below expected output, which in turn could adversely affect our profitability. In addition, floods, storms, seismic turbulence and earth movements may damage our PV Plants and the insurance coverage we have for such risks may not cover the damage in full because these circumstances are sometimes deemed “acts of god.” Future expenses due to the need to replace damaged components or the lower electricity output due to changes in meteorological conditions and other geographic factors may adversely affect our profitability.

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

Risks Related to Our Investment in Dori Energy

We have joint control in U. Dori Energy Infrastructures Ltd., or Dori Energy, who, in turn, holds a minority stake in Dorad.  Therefore, we do not control the operations and actions of Dorad. We currently hold 49% (and an option to increase our holdings under certain conditions to 50%) of the equity of Dori Energy who, in turn, holds 18.75% of Dorad. Although we entered into a shareholders’ agreement with Dori Energy and the other shareholder of Dori Energy, U. Dori Group Ltd., or the Dori SHA and the Dori Group, respectively, providing us with joint control of Dori Energy, should differences of opinion as to the management, prospects and operations of Dori Energy arise, such differences may limit our ability to direct the operations of Dori Energy. During early 2016, the controlling shareholder of the Dori Group sold its holdings in the Dori Group to a new controlling shareholder, who nominated new board members and senior management in the Dori Group. Moreover, Dori Energy holds a minority stake in Dorad and as of the date hereof is entitled to nominate only one director in Dorad, which, according to the Dori SHA, we are entitled to nominate. As we have one representative on the Dorad board of directors, which has a total of nine directors, we do not control Dorad’s operations. In July 2015, Dori Energy filed a petition for approval of a derivative action on behalf of Dorad against several parties, including another shareholder of Dorad and in January 2016 Dori Energy requested to add another shareholder of Dorad to the list of the respondents to such request.  In addition, following the filing of this petition, other shareholders of Dorad have requested Dorad to act against Dori Group, Dori Energy and us, as more fully described under “Item 4.B: Business Overview” below. These circumstances reflect our limited control over Dori Energy and Dorad and the fact that we may not be able to prevent certain developments that may adversely affect their business and results of operations. In addition, to the extent our interest in Dori Energy is deemed an investment security, as defined in the Investment Company Act of 1940, or the Investment Company Act, we could be deemed to be an investment company under the Investment Company Act, depending on the value of our other assets. Please see “We may be deemed to be an “investment company” under the Investment Company Act of 1940, which could subject us to material adverse consequences” below.

The Dori Energy Shareholders Agreement contains restrictions on our right to transfer our holdings in Dori Energy, which may make it difficult for us to terminate our involvement with Dori Energy. The Dori SHA contains several restrictions on our ability to transfer our holdings in Dori Energy, including a right of first refusal. The aforesaid restrictions may make it difficult for us to terminate our involvement with Dori Energy should we elect to do so and may adversely affect the return on our investment in Dori Energy.

Dorad, which is currently the only substantial asset held by Dori Energy, operates the Dorad Power Plant, whose successful operations and profitability is dependent on a variety of factors, many of which are not within Dorad’s control.  Dorad’s only substantial asset is a combined cycle power plant based on natural gas, with a production capacity of approximately 850 MW, or the Dorad Power Plant, on the premises of the Eilat-Ashkelon Pipeline Company, or EAPC, located south of Ashkelon, Israel. The Dorad Power Plant is subject to various complex agreements with third parties (the Israeli Electric Company, or IEC, the operations and maintenance contractor, suppliers, private customers, etc.) and to regulatory restrictions and guidelines in connection with, among other issues, the tariffs to be paid by the IEC to Dorad for the energy produced. Various factors and events may materially adversely affect Dorad’s results of operations and profitability and, in turn, have a material adverse effect on Dori Energy’s and our results of operations and profitability. These factors and events include:

•
The Dorad Power Plant is exposed to various risks, including noncompliance or breach by the contractor involved in the construction of its obligations during the warranty period causing delays and inability to provide electricity to Dorad’s customers, which may result, inter alia, in fines and penalties being imposed on Dorad or in higher operating expenses, or outside events and delays in supply of equipment or replacement parts required for the continued operations of the Dorad Power Plant, all of which may have a material adverse effect on Dorad’s results of operations and profitability;

•
The operation of the Dorad Power Plant is highly complex and dependent upon the continued ability: (i) to operate the various turbines, and (ii) to turn the turbines on and shut them down quickly based on demand. The profitability of Dorad also depends on the accuracy of the proprietary forecasting system used by Dorad. Any defects or disruptions, or inaccuracies in forecasts, may result in an inability to provide the amount of electricity required by Dorad’s customers or in over-production, both of which could have a material adverse effect on Dorad’s operations and profitability. Any cessation or limitation of operations may cause Dorad to incur additional expenses or result in the enforcement of guarantees provided to certain customers, all of which may have a material adverse effect on Dorad’s results of operations and profitability.

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

•
The electricity sector in Israel is highly centralized and is dominated by the IEC, which controls and operates the electricity system in Israel, including the delivery and transmission of electricity, and also manufactures the substantial majority of electricity in Israel. In addition, the electricity sector is subject to various laws and regulations, such as in connection with the tariffs charged by the IEC, including the resolution from May 2013 to charge private manufacturers for the IEC’s system operation services, and the licensing requirement. The prices paid by Dorad to the IEC for system operation services provided to Dorad and the fees received by Dorad from the IEC for electricity sold to the IEC and for providing the IEC with energy availability are all based on tariffs determined by the Israeli regulator. These tariffs are subject to change due to ongoing attempts to reform the electricity market in Israel in light of the IEC’s financial situation and the entrance of private energy manufacturers, including Dorad, into the Israeli electricity market. The updates and changes to the regulation and tariffs may not necessarily involve negotiations or consultations with Dorad and may be unilaterally imposed on it. In addition, the employees of the IEC, who object to certain reforms in the Israeli electricity sector, have in the past applied sanctions to prevent the connection, and at a later stage threatened to disconnect, the Dorad Power Plant from the Israeli national grid as part of their efforts to prevent implementation of these reforms and may in the future do so again. Any changes in the tariffs, system charges or applicable regulations, failure by Dorad to maintain the required license, the inability of the IEC to pay Dorad or unilateral actions on the part of IEC’s employees may adversely affect Dorad’s plan of operations and could have a material adverse effect on Dorad’s profitability.

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

•
The Dorad Power Plant is located in Ashkelon, a town in the southern part of Israel, in proximity to the Gaza Strip. The location of the Dorad Power Plant is within range of missile strikes from the Gaza Strip. In recent years, there has been an escalation in violence and missile attacks from the Gaza Strip, including an eight day period in November 2012 in which more than 1,500 missiles were fired from Gaza Strip to Southern and Central Israel and a fifty day period in July and August of 2014 in which more than 4,500 missiles, rockets and mortar shells were fired from the Gaza Strip to Southern and Central Israel. The attacks during 2012 disrupted the work on the Dorad Power Plant, which resumed after the missile strikes ceased and the Dorad Power Plant continued its operations during the 2014 attacks. Although measures were taken to protect the Dorad Power Plant from missile attacks, any such further attacks to the area or any direct damage to the location of the Dorad Power Plant may damage Dorad’s facilities and disrupt the operations of the Dorad Power Plant and thereafter its operations, and may cause losses and delays.

•
Dorad entered into a long-term natural gas supply agreement with the partners in the “Tamar” license, or Tamar, located in the Mediterranean Sea off the coast of Israel. This agreement includes a “take or pay” mechanism, subject to certain restrictions and conditions, that may result in Dorad paying for natural gas not actually required for its operations. In the event Dorad will be required to pay for natural gas that it does not need, Dorad’s results of operations and profitability could be adversely affected. Tamar is currently Dorad’s sole supplier of natural gas and has undertaken to supply natural gas to various customers and is permitted to export a certain amount of the natural gas to customers outside of Israel. Dorad’s operations will depend on the timely, continuous and uninterrupted supply of natural gas from Tamar and on the existence of sufficient reserves throughout the term of the agreement with Tamar. In addition, the price of the natural gas under the supply agreement with Tamar is linked to production tariffs determined by the IPUA but cannot be lower than the “final floor price” included in the agreement. Due to the reduction in fuel and energy prices and the resulting reduction in the production tariff during 2015, the price for natural gas under the agreement with Tamar is expected to reach the final floor price in March 2016 and will not be further reduced in the event of future reductions in the fuel and energy prices and the production tariff. Any delays, disruptions, increases in the price of natural gas under the agreement, or shortages in the gas supply from Tamar will adversely affect Dorad’s results of operations. In addition, as future reductions in the production tariff will not affect the price of natural gas under the agreement with Tamar, Dorad’s profitability may be adversely affected. The Dorad power plant is subject to environmental regulations, aimed at increasing the protection of the environment and reducing environmental hazards, including by way of imposing restrictions regarding noise, harmful emissions to the environment and handling of hazardous materials. Currently the costs of compliance with the foregoing requirements are not material. Any breach or other noncompliance with the applicable laws may cause Dorad to incur additional costs due to penalties and fines and expenses incurred in order to regain compliance with the applicable laws, all of which may have an adverse effect on Dorad’s profitability and results of operations.

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

Risks Related to our Other Activities

Our ability to leverage our investments and increase our operations depends, inter alia, on our ability to obtain attractive project and corporate financing from financial entities.  Due to the crisis in the European financial markets in general, and in the Italian and Spanish financial markets specifically, obtaining financing from local banks is more difficult, and the terms on which such financing can be obtained are less favorable to the borrowers.  Our ability to obtain attractive financing and the terms of such financing, including interest rates, equity to debt ratio requirement and timing of debt availability will significantly impact our ability to leverage our investments and increase our operations. Due to the financial crisis in the European Union in general, and in countries like Greece, Spain and Italy specifically, the local Italian and Spanish banks have limited the scope of financing available to commercial firms and the financing that is provided involves terms less favorable than terms provided prior to the financial crisis. In addition, obtaining financing for our PV Plants from financial institutions that are not located in Spain or in Italy is difficult due to such institutions’ lack of familiarity with these markets and the underlying assets. Although we have financing agreements with respect to four of our PV Plants and raised significant funds in Israel during 2014 by the issuance of our Series A Debentures, there is no assurance that we will be able to procure additional project financing for our remaining PV Plants or any operations we will acquire in the future or additional corporate financing, on terms favorable to us or at all. Our inability to obtain additional financing on favorable terms, or at all, may adversely affect our ability to leverage our investments and increase our operations.

Our ability to freely operate our business is limited as a result of certain restrictive covenants contained in the deed of trust of our Series A Debentures. The deed of trust governing the Series A Debentures, or the Series A Deed of Trust, contains a number of restrictive covenants that limit our operating and financial flexibility. These covenants include, among other things, a “negative pledge” with respect to a floating pledge on all of our assets and an obligation to pay additional interest in the event of certain rating downgrades. The Series A Deed of Trust also contains covenants regarding maintaining certain levels of financial ratios and criteria, including as a condition to the distribution of dividends, and other customary immediate repayment conditions, including, under certain circumstances, in the event of a change of control, a change in our operations or a disposition of a substantial amount of assets. Our ability to continue to comply with these and other obligations depends in part on the future performance of our business. Such obligations may hinder our ability to finance our future operations or the manner in which we operate our business. In particular, any non-compliance with performance-related covenants and other undertakings of the Series A Debentures could result in demand for immediate repayment of the outstanding amount under the Series A Debentures and restrict our ability to obtain additional funds, which could have a material adverse effect on our business, financial condition or results of operations.

Our debt increases our exposure to market risks, may limit our ability to incur additional debt that may be necessary to fund our operations and could adversely affect our financial stability. As of December 31, 2015, our total indebtedness was approximately Euro 63.3 million (approximately $68.9 million), including principal and interest expected repayments, financing related swap transactions and excluding any related capitalized costs. The trust deed governing the Series A Debentures permits us to incur additional indebtedness, subject to maintaining certain financial ratios and covenants. Our debt and any additional debt we may incur, could adversely affect our financial condition by, among other things:

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

Our business results may be affected by currency and interest rate fluctuations and the hedging transactions we enter into in order to manage currency and interest rate related risks.  We hold cash and cash equivalents, restricted cash, short-term deposits and marketable securities in various currencies, including US$, Euro and NIS. Our investments in the Italian and Spanish PV Plants and in Dori Energy are denominated in Euro and NIS. Our Series A Debentures are denominated in NIS and the interest and principal payments are to be made in NIS. The financing we have obtained in connection with four of our PV Plants bears interest that is based on EURIBOR rate. Therefore our repayment obligations and undertakings may be affected by adverse movements in the exchange and interest rates. Although we attempt to manage these risks by entering into various swap transactions as more fully explained in “Item 11: Quantitative and Qualitative Disclosures About Market Risk” below and as described in our financial statements included in this report, we cannot ensure that we will manage to eliminate these risks in their entirety. These swap transactions may also impact the results of our operations due to fluctuations in their value based on changes in the relevant exchange or interest rate.

The energy sector around the world is highly regulated, is subject to governmental master plans and policy considerations and requires permits and licenses from various authorities. Our inability to obtain or maintain licenses or permits or changes in the regulatory scheme and governmental preferences could materially adversely affect our existing projects and our willingness and ability to enter into new projects. The energy sector is typically regulated and supervised by various local governmental agencies. Participation in each stage of the energy production and delivery process typically requires governmental approvals and permits that are issued for definite periods and that may be revoked or revised by the relevant governmental authority due to various reasons that may not necessarily be within the control of the permit-holder. In addition, the receipt of a permit or license is sometimes subject to the approval, renewal or update of a governmental master plan regulating the energy sector or the specific energy production method, a complex and lengthy process. For example, our potential involvement in the pumped-storage project in the Manara Cliff in Israel, or the Manara Project, is subject to the issuance of a conditional, and thereafter permanent, license by the IPUA, and the issuance of such license will be subject to the quota set forth by the IPUA for pumped-storage projects in Israel. Our ability to commence development of the Manara Project, or any other regulated energy project in Israel and around the world, will depend on the projects’ compliance with governmental master plans and the obtainment and maintenance of the required licenses and permits. In the event we are unable to obtain or maintain required permits, our ability to commence or continue developing and operating energy projects will be adversely affected.

If we do not conduct an adequate due diligence investigation of a target project , we may be required to subsequently take write-downs or write-offs, restructuring, and impairment or other charges that could have a significant negative effect on our financial condition, results of operations and our stock price.  We must conduct a due diligence investigation of target projects that we would intend to acquire or purchase an interest in. Intensive due diligence is time consuming and expensive due to the technical, accounting, finance and legal professionals who must be involved in the due diligence process. Even if we conduct extensive due diligence on a target business, we cannot assure you that this due diligence will reveal all material issues that may affect a particular target project, or that factors outside the control of the target project and outside of our control will not later arise. If our due diligence review fails to identify issues specific to a target project, industry or the environment in which the target project operates, we may be forced to later write-down or write-off assets, restructure our operations, or incur impairment or other charges that could result in losses. Even though these charges may be non-cash items and may not have an immediate impact on our liquidity, the fact that we report charges of this nature could contribute to negative market perceptions about us or our ordinary shares.

The current general economic and business conditions around the world and any subsequent economic downturn may adversely affect our ability to consummate new acquisitions, to procure financing for our PV Plants, the prospects of any project we may acquire and the trading price of our ordinary shares.   Since mid-2008, due to the severity of the crisis affecting financial institutions throughout the world, the rising costs of various commodities, the limited growth and economic development throughout the world, as well as the recession, the general economic and business conditions in many countries around the world worsened, affecting, among other things, credit ratings of borrowers, the perceived and actual credit risks faced by lenders and purchasers of debt securities, the solvency of trade partners, market entities’ appetite for risk, the spending habits of consumers and the ability to procure financing. This crisis disproportionately affected Europe during 2011 and 2012 and many European economies, including Italy and Spain. Despite the signs of economic recovery since 2013, there is no assurance that this financial crisis will improve or be resolved over the short, medium or long term, or that the recession will be overcome in its entirety in the near or far future, or that any of the trends associated with such recession will be reversed in whole or in part. Furthermore, if any further economic downturns ensue, this may adversely affect our ability to procure financing required for the acquisition of new projects, the value of new projects we acquire and our financial condition and results of operations. In addition, if further economic downturns will occur, it may also affect the trading prices of securities in various capital markets around the world and may significantly and adversely affect the trading price of our ordinary shares.

We may be deemed to be an “investment company” under the Investment Company Act of 1940, which could subject us to material adverse consequences.  We could be deemed to be an “investment company” under the Investment Company Act if we invest more than 40% of our assets in “investment securities,” as defined in the Investment Company Act. Investments in securities of majority owned subsidiaries (defined for these purposes as companies in which we control 50% or more of the voting securities) are not “investment securities” for purposes of this definition. As our interest in Dori Energy is not considered an investment in majority owned securities, unless we maintain the required portion of our assets under our control, limit the nature of the requisite portion of our investments of our cash assets to cash and cash equivalents (which are generally not “investment securities”), succeed in making additional strategic “controlling” investments and continue to monitor our investment in Dori Energy, we may be deemed to be an “investment company.” We do not believe that our holdings in the PV Plants would be considered “investment securities,” as we control the PV Plants via wholly-owned subsidiaries and we do not believe that the current fair value of our holdings in Dori Energy (all as more fully set forth under “Item 4.A: History and Development of Ellomay” and “Item 4.B: Business Overview” below) and other relevant assets, all of which may be deemed to be “investment securities,” would result in our being deemed to be an “investment company.” However, as described in these sections, the increase in our holdings in Dori Energy from 40% to 49% may increase the likelihood we are deemed an “investment company” in the future. If we were deemed to be an “investment company,” we would not be permitted to register under the Investment Company Act without an order from the SEC permitting us to register because we are incorporated outside of the United States and, prior to being permitted to register, we would not be permitted to publicly offer or promote our securities in the United States. Even if we were permitted to register, it would subject us to additional commitments and regulatory compliance. Investments in cash and cash equivalents might not be as favorable to us as other investments we might make if we were not potentially subject to regulation under the Investment Company Act. We seek to conduct our operations, including by way of investing our cash and cash equivalents, to the extent possible, so as not to become subject to regulation under the Investment Company Act. In addition, because we are actively engaged in exploring and considering strategic investments and business opportunities, and in fact the majority of our investments to date (mainly in the Italian and Spanish photovoltaic power plants markets) were made through a controlling investment, we do not believe that we are currently engaged in “investment company” activities or business.

Our ability to successfully effect acquisitions and to be successful thereafter will be significantly dependent upon the efforts of our key personnel. Several of our key personnel allocate their time to other businesses.  Our ability to successfully effect acquisitions is dependent upon the efforts of our key personnel, including Shlomo Nehama, our chairman of the board, Ran Fridrich, a director and our Chief Executive Officer and Menahem Raphael, a member of our board. We entered into a Management Services Agreement with entities affiliated with these board members and they have allocated a significant portion of their time to our company since the execution of the Management Services Agreement. However, they are not required to commit their full time to our affairs, which could create a conflict of interest when allocating their time between our operations and their other commitments. If their other business affairs require them to devote more substantial amounts of time to such affairs, it could limit their ability to devote time to our affairs and could have a negative impact on our ability to consummate acquisitions.

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

Based on our income and/or assets, we believe that we were a PFIC with respect to any U.S. shareholder that held our shares in 2008 through 2012.  We also believe, based on our income and assets, that it is likely that we were not a PFIC with respect to U.S. shareholders that initially acquired our ordinary shares in 2013, 2014 and 2015. However, the Internal Revenue Service may disagree with our determinations regarding our prior or present PFIC status and, depending on future events, we could become a PFIC in future years.

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

The rights and responsibilities of our shareholders are governed by Israeli law and differ in some respects from the rights and responsibilities of shareholders under U.S. law. We are incorporated under Israeli law. The rights and responsibilities of holders of our ordinary shares are governed by our memorandum and articles of association and Israeli law. These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders in typical U.S. corporations. In particular, each shareholder of an Israeli company has a duty to act in good faith in exercising his or her rights and fulfilling his or her obligations toward the company and other shareholders and to refrain from abusing his power in the company, including, among other things, in voting at the general meeting of shareholders on certain matters.  Israeli law provides that these duties are applicable in shareholder votes on, among other things, amendments to a company’s articles of association, increases in a company’s authorized share capital, mergers and interested party transactions requiring shareholder approval. In addition, a controlling shareholder of an Israeli company or a shareholder who knows that it possesses the power to determine the outcome of a shareholder vote or who has the power to appoint or prevent the appointment of a director or officer in the company has a duty of fairness toward the company. However, Israeli law does not define the substance of this duty of fairness. Because Israeli corporate law has undergone extensive revisions in recent years, there is little case law available to assist in understanding the implications of these provisions that govern shareholder behavior.

We have undergone, and will in the future undergo, tax audits and may have to make material payments to tax authorities at the conclusion of these audits.  We conduct our business globally (currently in Israel, Luxemburg, Italy and Spain). Our domestic and international tax liabilities are subject to the allocation of revenues and expenses in different jurisdictions and the timing of recognizing revenues and expenses. Additionally, the amount of income taxes paid is subject to our interpretation of applicable laws in the jurisdictions in which we file. Not all of the tax returns of our operations in other countries and in Israel are final and we may be subject to further audit and assessment by the applicable tax authorities. While we believe we comply with applicable tax laws, there can be no assurance that a governing tax authority will not have a different interpretation of the law and assess us with additional taxes, as a result of which our future results may be adversely affected.

We are controlled by a small number of shareholders, who may make decisions with which you may disagree and which may also prevent a change of control via purchases in the market.  Currently, a group of investors comprised of Kanir Joint Investments (2005) Limited Partnership, or Kanir, and S. Nechama Investments (2008) Ltd., or Nechama Investments, hold an aggregate of 59.4% of our outstanding ordinary shares. Shlomo Nehama, our Chairman of the Board who controls Nechama Investments holds directly an additional 4.4% of our outstanding ordinary shares, Ran Fridrich, our CEO and a member of our Board of Directors, holds directly an additional 1.1% of our outstanding ordinary shares and Menahem Raphael, a member of our Board of Directors who, together with Ran Fridrich, controls the general partner of Kanir, directly and indirectly holds an additional 4.3% of our outstanding ordinary shares. Therefore, acting together, these shareholders could exercise significant influence over our business, including with respect to the election of our directors and the approval of change in control and other material transactions. This concentration of control may have the effect of delaying or preventing changes in control or changes in management, or limiting the ability of our other shareholders to approve transactions that they may deem to be in their best interest. In addition, as a result of this concentration of control, we are deemed a “controlled company” for purposes of NYSE MKT rules and as such we are not subject to certain NYSE MKT corporate governance rules. Moreover, our Second Amended and Restated Articles includes the casting vote provided to our Chairman of the Board under certain circumstances and the ability of members of our Board to demand that certain issues be approved by our shareholders, requiring a special majority, all as more fully described in “Item 10.B: Memorandum of Association and Second Amended and Restated Articles” below may have the effect of delaying or preventing certain changes and corporate actions that would otherwise benefit our shareholders.

Our ordinary shares are listed in two markets and this may result in price variations that could affect the trading price of our ordinary shares. Our ordinary shares have been listed on the NYSE MKT under the symbol “ELLO” since August 22, 2011 and on the Tel Aviv Stock Exchange, or TASE, under the symbol “ELLO” since October 27, 2013. Trading in our ordinary shares on these markets is made in different currencies (U.S. dollars on the NYSE MKT and New Israeli Shekels on the TASE), and at different times (due to the different time zones, different trading days and different public holidays in the United States and Israel). The trading prices of our ordinary shares on these two markets may differ due to these and other factors. Any decrease in the trading price of our ordinary shares on one of these markets could cause a decrease in the trading price of our ordinary shares on the other market.

Our non-compliance with the continued listing requirements of the NYSE MKT could cause the delisting of our ordinary shares.  The NYSE MKT requires listed companies to comply with continued listing requirements, including with respect to stockholders’ equity, distribution of shares and low selling price. There can be no assurance that we will continue to qualify for listing on the NYSE MKT. If our ordinary shares are delisted from the NYSE MKT, trading in our ordinary shares in the United States could be conducted on an electronic bulletin board such as the OTC Bulletin Board, which could affect the liquidity of our ordinary shares and the ability of the shareholders to sell their ordinary shares in the secondary market, which, in turn, may adversely affect the market price of our ordinary shares. Also, as our shares are now traded on the TASE, to the extent our shares are delisted from the NYSE MKT we could decide to cease being a reporting company under the Securities Exchange Act of 1934, as amended, which may make it more difficult for investors to find up to date information about us, in English or at all. Moreover, in the event our ordinary shares are delisted from the NYSE MKT but are still listed on the TASE, we will be required to start filing and publishing reports in Hebrew with the Israeli authorities in a similar manner to the Israeli public companies whose shares are not listed on an exchange recognized by the Israeli regulator, which will subject us to additional substantial expenses and to additional regulatory requirements that may have an adverse effect on our results of operations.

We have not paid any cash dividends until the year 2016 and have only recently adopted a dividend distribution policy.  On March 18, 2015, our Board of Directors adopted a dividend distribution policy, which applies to the payment of dividends and the repurchase of our shares and in May 2015, our Board of Directors approved a $3 million share buyback plan. On March 23, 2016, we announced the decision to distribute a cash dividend in the amount of $0.225 per share (an aggregate distribution of approximately $2.4 million). The declaration of future dividends or the approval of future share buyback plans will depend on our revenues and earnings, if any, capital requirements, general financial condition and applicable legal and contractual constraints in connection with distribution of profits and will be within the discretion of our then-board of directors. There can be no assurance that any additional dividends will be paid or share buyback programs adopted, as to the timing or the amount of the dividends or share buyback programs, or as to whether our Board of Directors will elect to distribute our profits by means of share repurchases or a distribution of a cash or other dividend. In addition, the terms of the deed of trust governing our Series A Debentures restrict our ability to distribute dividends (for more information see “Item 5.B: Liquidity and Capital Resources” and “Item 8.A: Financial Information; Consolidated Statements and Other Financial Information; Dividends” below.

Our stock price has been very volatile in the past and may continue to be volatile, which could adversely affect the market liquidity of our ordinary shares and our ability to raise additional funds. The market liquidity and analyst coverage of our ordinary shares is limited. Our ordinary shares have experienced substantial price volatility, particularly as there is still very limited volume of trading in our ordinary shares and every transaction performed significantly influences the market price. Although our ordinary shares have been listed on the NYSE MKT since August 22, 2011 and on the TASE since October 27, 2013, there is still limited liquidity and limited media and analyst coverage of our business and prospects, and these circumstances, combined with the general economic and political conditions, cause the market price for our ordinary shares to continue to be volatile. The continuance of such factors and other factors relating to our business may materially adversely affect the market price of our ordinary shares in the future and could result in lower prices for our ordinary shares than might otherwise prevail and in larger spreads between the bid and asked prices for our ordinary shares. These issues could materially impair our ability to raise funds through the issuance of our ordinary shares in the securities markets.

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

Our ordinary shares are currently listed on the NYSE MKT and are also listed on the Tel Aviv Stock Exchange under the trading symbol “ELLO” under the Israeli regulatory “dual listing” regime that provides companies whose securities are listed both in the NYSE MKT and the TASE certain reporting leniencies.

Recent Developments

The Dorad Power Plant

In July 2013, the Dorad Power Plant constructed by Dorad Energy, a private Israeli company in which we indirectly hold 9.2% (and an option to increase such holdings to 9.375%), was energized and connected to the Israeli national grid. In November 2013, the Natural Gas Authority of the Israeli Ministry of National Infrastructures, Energy and Water Resources approved the connection of the Dorad Power Plant to the national gas pipeline network. In May 2014, the Israeli Minister of National Infrastructures, Energy and Water Resources approved the twenty-year generation license and the one-year supply license for the Dorad Power Plant and it commenced commercial operation and in July 2015 a nineteen-year supply license was approved.

In May 2015, we exercised the option to acquire additional 9% of the share capital of Dori Energy. Following the exercise of this option, our holdings in Dori Energy increased from 40% to 49% and our indirect ownership of Dorad increased from 7.5% to 9.1875%. The aggregate amount we paid in connection with the exercise of this option amounted to approximately NIS 28.2 million (approximately $7.4 million), which includes the exercise price of NIS 21.6 million (approximately $5.6 million) and the amount of approximately NIS 6.6 million (approximately $1.7 million) required in order to realign the shareholders loans provided to Dori Energy by its shareholders with the new ownership structure. For more information see “Item 4.B: Dori Energy and the Dorad Power Plant.”

Acquisition of Minority Interest in Ellomay Spain S.L.

In July 2015, we acquired an additional 15% interest in Ellomay Spain S.L., which owns a photovoltaic plant in Spain with an installed capacity of approximately 2.3 MWp, for approximately EUR 0.8 million (approximately $0.9 million), thereby increasing our ownership in Ellomay Spain S.L. from 85% to 100%.

Pumped Storage project in the Manara Cliff in Israel

On August 28, 2015, after the Manara Project received a feasibility study from IEC, we submitted a request to the IPUA for an updated conditional license with a capacity of 340 MW. For more information see “Item 4.B: Pumped Storage project in the Manara Cliff in Israel.” The conditional license has not been issued yet. Based on the status of the conditional license and other relevant factors and circumstances, we will assess from time to time, whether, when at to what extent we will undertake further activities in order to advance the Manara Project.

Principal Capital Expenditures and Divestitures

        From 2013 through March 1, 2016, we made capital expenditures of an aggregate amount of approximately Euro 30.4 million ($33 million, based on the U.S. Dollar/NIS exchange rate as at March 1, 2016) in connection with our Italian and Spanish PV Plants. Our aggregate capital expenditure in connection with the acquisition of shares in U. Dori Energy Infrastructure Ltd., including the exercise of an option to acquire additional shares of U. Dori Energy during 2015, which increased our percentage holding to 49%, is approximately $33.8 million.

For further information on our financing activities please refer to “Item 4.B: Business Overview” and “Item 5: Operating and Financial Review and Prospects.”

B.           Business Overview

We are in the business of energy and infrastructure and our operations currently mainly include production of renewable and clean energy. We own sixteen photovoltaic plants, or PV Plants, that are connected to their respective national grids and operating as follows: (i) twelve photovoltaic plants in Italy with an aggregate installed capacity of approximately 22.6 MWp and (ii) four photovoltaic plants in Spain with an aggregate installed capacity of approximately 7.9 MWp. In addition, we indirectly own approximately 9.2% of Dorad and hold an option to increase our indirect holdings in Dorad under certain conditions to 9.375%.

PV Plants

Photovoltaic Industry Background

Clean electricity generation accounts for a growing share of Electric power. While a majority of the world’s current electricity supply is still generated from fossil fuels such as coal, oil and natural gas, these traditional energy sources face a number of challenges including fluctuating prices, security concerns over dependence on imports from a limited number of countries, and growing environmental concerns over the climate change risks associated with power generation using fossil fuels. As a result of these and other challenges facing traditional energy sources, governments, businesses and consumers are increasingly supporting the development of alternative energy sources, including solar energy, the fastest-growing source of renewable energy.

By extracting energy directly from the sun and converting it into an immediately usable form, either as heat or electricity, intermediate steps are eliminated.

Global trends in the industry

According to SolarPower Europe, the new EPIA (European Photovoltaic Industry Association), the solar power market has grown significantly in the past decade. In 2015, solar grew by 15% in Europe connecting 8 GW of solar power to the grid. Global grid-connected solar increased by 25% to an estimated 50.1 GW in 2015, from 40.2 GW in 2014. On a global level, new solar power capacity increased by 25%, adding 50 GW in 2015. An estimated 228 GW of solar power are now installed in the world, up from 178 GW in 2014. The two biggest markets are again located in Asia - China and Japan, the US ranked third.

European PV markets have experienced a slowdown that in a number of European countries can be explained by governmental retrospective measures that have adversely affected investors’ confidence, as further explained in “Item 4.B: Material Effects of Government Regulations on the PV Plants.” 2015 was a successful year for solar power industry after three consecutive years of decline in Europe. The base for Europe's solar power demand in 2015 derived from mainly three countries - UK, Germany and France. These top three markets counted for 75% of the connections. With nearly 100 GW of installed capacity, Europe is still the most solarised continent– with, on average, nearly 4% of electricity consumption and in its most mature markets, such as Germany, Greece and Italy, around 8%.

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

Solar electric cells convert light energy into electricity at the atomic level. The conversion efficiency of a solar electric cell is defined as the ratio of the sunlight energy that hits the cell divided by the electrical energy that is produced by the cell. In recent years effort in the industry has been directed towards the development of solar cell technology that reduces per watt costs and increases conversion efficiency. Solar electric cells today are getting better at converting sunlight to electricity, but commercial panels still harvest only part of the radiation they’re exposed to. Scientists are working to improve solar panels' efficiency using various methods.

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

Solar Power Benefits

The direct conversion of light into energy offers the following benefits compared to conventional energy sources:

•
Reliability - Solar energy production does not require fossil fuels and is therefore less dependent on this limited natural resource with volatile prices. Although there is variability in the amount and timing of sunlight over the day, season and year, a properly sized and configured system can be designed to be highly reliable while providing long-term, fixed price electricity supply.

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

•
Cost-effectiveness - There are continual advancements in solar panel technology which are increasing the efficiency and lowering the cost of production, thus making the production of solar energy even more cost effective.

•
Environmental - Solar power is one of the cleanest electric generation sources, capable of generating electricity without air or water emissions, noise, vibration, habitat impact or waste generation. In particular, solar power does not generate greenhouse gases that contribute to global climate change or other air pollutants, as power generation based on fossil fuel combustion does, and does not generate radioactive or other wastes as nuclear power and coal combustion do. It is anticipated that environmental protection agencies will limit the use of fossil fuel based electric generation and increase the attractiveness of solar power as a renewable electricity source.

•
Security - Producing solar power improves energy security both on an international level (by reducing fossil energy purchases from hostile countries) and a local level (by reducing power strains on local electrical transmission and distribution systems).

These benefits have impacted our decision to enter into the solar photovoltaic market. We believe the fluctuations in fuel costs, environmental concerns and energy security make it likely that the demand for solar power production will continue to grow. Many countries, including Italy and Spain, have put incentive programs in place to spur the installation of grid-tied solar power systems. For further information please see “Item 4.B: Material Effects of Government Regulations on the PV Plants.”

There are several risk factors associated with the photovoltaic market. See “Item 3.D: Risk Factors - Risks Relating to the PV Plants.”

Our Photovoltaic Plants

The following table includes information concerning our PV Plants:

PV Plant Title	Installed Capacity1	Location	Technology of Panels	Connection to Grid	FiT (€/kWh) 2	Revenue in the year ended December 31, 2014 (in thousands)3	Revenue in the year ended December 31, 2015 (in thousands)3
“Troia 8”	995.67 kWp	Province of Foggia, Municipality of Troia, Puglia region, Italy	Fix	January 14, 2011	0.318	$719	$584
“Troia 9”	995.67 kWp	Province of Foggia, Municipality of Troia, Puglia region, Italy	Fix	January 14, 2011	0.318	$739	$599
“Del Bianco”	734.40 kWp	Province of Macerata, Municipality of Cingoli, Marche region, Italy	Fix	April 1, 2011	0.3215	$479	$390
“Giaché”	730.01 kWp	Province of Ancona, Municipality of Filotrano, Marche region, Italy	Duel Axes Tracker	April 14, 2011	0.3215	$549	$394
“Costantini”	734.40 kWp	Province of Ancona, Municipality of Senigallia, Marche region, Italy	Fix	April 27, 2011	0.3215	$512	$414
“Massaccesi”	749.7 kWp	Province of Ancona, Municipality of Arcevia, Marche region, Italy	Duel Axes Tracker	April 29, 2011	0.3215	$601	$381
“Galatina”	994.43 kWp	Province of Lecce, Municipality of Galatina, Puglia region, Italy	Fix	May 25, 2011	0.318	$675	$560
“Pedale (Corato)”	2,993 kWp	Province of Bari, Municipality of Corato, Puglia region, Italy	Single Axes Tracker	May 31, 2011	0.2659	$2,295	$1,838
“Acquafresca”	947.6 kWp	Province of Barletta-Andria-Trani, Municipality of Minervino Murge, Puglia region, Italy	Fix	June 2011	0.2677	$572	$457
“D’Angella”	930.5 kWp	Province of Barletta-Andria-Trani, Municipality of Minervino Murge, Puglia region, Italy	Fix	June 2011	0.2677	$572	$458
“Soleco”	5,923.5 kWp	Province of Rovigo, Municipality of Canaro, Veneto region, Italy	Fix	August 2011	0.2189	$2,819	$2,292
“Tecnoenergy”	5,899.5 kWp	Province of Rovigo, Municipality of Canaro, Veneto region, Italy	Fix	August 2011	0.2189	$2,727	$2,253
“Rinconada II”4	2,275 kWp	Municipality of Córdoba, Andalusia, Spain	Fix	July 2010	N/A 5	$1,021	$894
“Rodríguez I”	1,675 kWp	Province of Murcia, Spain	Fix	November 2011	N/A5	$4346	$6666
“Rodríguez II”	2,691 kWp	Province of Murcia, Spain	Fix	November 2011	N/A5	$7156	$1,1066
“Fuente Librilla”	1,248 kWp	Province of Murcia, Spain	Fix	June 2011	N/A5	$3536	$5316
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

3.  Due to the decrease in the FiT in years commencing on January 1, 2015 as described in footnote (2) above, the 2014 results are not indicative of our results in future periods. The 2014 and 2015 results are also not indicative of future results due to other various factors, including changes in the climate and the degradation of the solar panels. For more information concerning the regulatory changes see note 6 to our financial statements included in this Report.

4.  This PV Plant was 85% owned by us until July 2015, when we acquired the remaining 15% minority interest.

5.  Due to regulatory changes in Spain, principally RDL 9/2013, which replaced the remunerative regime for owners of a renewable installation, these results are not indicative of our results in future periods. For more information concerning these regulatory changes see “Material Effects of Government Regulations on the Italian PV Plants” below and note 6 to our financial statements included in this annual report.

6.  The acquisition of these PV Plants was consummated on July 1, 2014 and therefore revenues for the period prior to consummation of the acquisition are not reflected herein.

Photovoltaic Plants

The construction and operation of photovoltaic plants entail the engagement of Contractors, in order to build, assemble, install, test, commission, operate and maintain the photovoltaic power plants, for the benefit of our wholly-owned subsidiaries.

Each of the PV Plants is constructed and operates on the basis of the following main agreements:

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

Our aggregate capital expenditures to date in connection with our PV Plants is approximately Euro 76.4 million.

As all of our PV Plants are operational, the summaries below describe the material terms of the O&M Agreements executed in connection with such PV Plants. Certain of the EPC Contracts and forms of O&M Agreements were filed as exhibits to previously filed annual reports on Form 20-F.

Operation and Maintenance Agreements

General

As mentioned above, each of the PV Plants is operated and maintained by a local contractor pursuant to an O&M Agreement executed between such Contractor and our subsidiary that owns the PV Plant, or the PV Principal. Each O&M Agreement sets out the terms under which each of the Contractors is to operate and maintain the PV Plant once it becomes operational.

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

The Consideration

Based on the range of services offered by the Contractor, the annual consideration for the Subscription Services varies from Euro 19,000 to Euro 45,000 per MWp (reduced to approximately Euro 19,000 to Euro 36,000 with effect from 2015) (linked to the Italian inflation rate or the Spanish Consumer Price Index) for each of the PV Plants, paid in the majority of the PV Plants on a quarterly basis. The Subscription Services fee is fixed and the Contractor is not entitled to request an increase in the price due to the occurrence of unforeseen circumstances. This annual consideration does not include the price of the insurance policies to be obtained by the PV Principal, including all risk insurance policies.

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

Competition

Our competitors are mostly other entities that seek land and contractors to construct new power plants on their behalf or seek to purchase existing photovoltaic power plants due to the changing regulatory regime relating to newly built photovoltaic plants. The market for solar energy is intensely competitive and rapidly evolving, and many of our competitors who strive to construct new solar power plants have established more prominent market positions and are more experienced in this field. Our competitors in this market include Etrion Corporation (TSX, TO:ETX), Sunflower Sustainable Investments Ltd. (TASE:SNFL), Enlight Renewable Energy Ltd. (TASE:ENLT), Energixs Renewable Energies Ltd. (TASE:ENRG), Allerion Clean Power S.p.A. (ARN.MI), NextEra Energy Partners (NYSE:NEP), NRG Yield (NASD:NYLD), TransAlta Renewables (TSX:RNW), Pattern Energy Group (NASD:PEGI), Abengoa Yield PLC (NASD:ABY), NextEnergy Solar Fund Limited (LSE:NESF), Bluefield Solar Income Fund Limited (LSE:BSIF), Infinis Energy PLC (LSE:INFI), The Renewables Infrastructure Group Limited (LSE:TRIG) and TerraForm Power, Inc. (NASD:TERP). If we fail to attract and retain ongoing relationships with solar plants developers, we will be unable to reach additional agreements for the development and operation of additional solar plants, should we wish to do so.

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

•
via the so-called “Dedicated Withdrawal” introduced by AEEGSI Resolution no. 280/07 and subsequent amendments. This is the most common way of selling electricity, as it affords direct and quick negotiations with the national energy handler (GSE), which will in turn deal with energy buyers on the market. We sell electricity though this method.

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
__________________________
1 With regard to the Italian PV Plants under the Second Conto Energia the tariffs equal to € 0.346/kWh.

The figures above refer to plants which started operation within December 31, 2010. For plants which commenced operations between January 1, 2010 and December 31, 2010, the FiT will be reduced by 2% for each calendar year following 2008.

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
______________________
3 With regard to the Italian PV Plant under the Third Conto Energia the tariff is equal to € 0.289/kWh.

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

As an implementation to the Romani Decree, a new Decree was issued on May 5, 2011, or the Fourth Conto Energia, setting out the new FiT for PV plants that entered into operations after May 31, 2011.

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
_______________________________
5 With regard to the Italian PV Plant under the Forth Conto Energia the tariff is equal to € 0.291/kWh.

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

The Fifth Conto Energia provided that it shall cease to be effective 30 days after the communication by the Italian Energy Authority that a cumulative amount equal to 6.7 billion Euros of annual cost for incentives granted to photovoltaic plants has been reached. In June 2013, AEEGSI announced that the overall annual expense cap of €6.7 billion for incentive payments payable to PV had been reached.  As a consequence, the Fifth Conto Energia ceased to apply on July 6, 2013, and until new incentive plans will be formulated, Italy will not subsidize any new PV installations, excluding minor exempted projects.

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

Developments regarding the Italian incentive system and the electric energy sale price since 2013

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

Based on the above mentioned provision, the minimum guaranteed prices for energy produced by renewable energy sources have been abolished and the prices that are awarded to such plants are equal to the hourly zonal prices.

On February 26, 2014, GSE published the following new rules regarding the conditions for access to the minimum prices for photovoltaic plants. Therefore, commencing January 1, 2014, the minimum prices as defined by AEEGSI, are equal to:

•	For photovoltaic plants with an installed capacity of up to and including 100 kW – the minimum price, as defined by AEEGSI; and

•	For photovoltaic plants with installed capacity higher than 100 kW – the hourly zonal price.

(ii)	Minimum Guaranteed Prices determined by AEEGSI

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

AEEGSI Resolution n. 618/2013

 On December 19, 2013 AEEGSI issued a new resolution, determining the new reduced minimum guaranteed prices applicable as of January 1, 2014, by means of the amendment of AEEGSI Resolution n. 280/2007. However, such resolution has been challenged before the administrative court (TAR Lombardia) by an organization of renewable energy producers (AssoRinnovabili).  On July 3, 2015, the administrative court rejected AssoRinnovabili’s appeal thus confirming the effectiveness of AEEGSI Resolution n. 618/2013.

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

On June 24, 2013, the administrative Court of the Lombardia Region annulled the parts of AEEGSI Resolution 281/2012 relating to the imbalance costs as the AEEGSI Resolution 281/2012 should apply to programmable sources which should have a different treatment than non-programmable renewable energy sources, such as photovoltaic plants.

This judgment was challenged on September 11, 2013 by AEEGSI before the Consiglio di Stato (the Italian supreme administrative Court), which, on June 9, 2014, had rejected the appeal thus confirming the decision of the Court of Lombardia and the partial annulment of the AEEGSI Resolution no. 281/2012. Following said judgment, as of January 1, 2015, AEEGSI reviewed the provisions regarding imbalance costs for non-programmable renewable energy sources. In particular, AEEGSI considered it advisable to provide that beneficiaries of the dispatchment (i.e. of the management of the energy transferred into the national grid and its distribution) may choose, for each of the dispatchment points owned, between two different criteria for the determination of imbalancing costs:

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

The operators that chose one of the alternatives set forth in (i) - (iii) above can benefit from governmentally subsidized lines of credit or guarantees, for a maximum amount equal to the difference between the incentive due as of December 31, 2014 and the rescheduled incentive under the alternative chosen. The guarantee or line of credit will be made available by Cassa depositi e prestiti, a financing institution controlled by the Italian government, according to criteria that will be determined by a specific decree, as described in detail under paragraph (iii) below.

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

In June 2015, an appeal was filed with the Italian Constitutional Court aimed to assess whether the Spalma Incentivi Law entails unconstitutional provisions, particularly insofar as they apply in a retrospective fashion. The decision of the Constitutional Court is expected to be issued during the summer of 2016 and, in the event the Constitutional Court decision results in the annulment of the law, the GSE may have to refund incentives that were reduced based on this law.

Interventions on operating plants and incentives

On May 1, 2015, GSE issued a regulation called “Documento Tecnico di Riferimento”, or DTR, setting out the conditions subject to which a PV plant can continue benefitting from incentives despite modifications made to the PV plant due to revamping interventions. The terms of the DTR cover a number of circumstances (such as moving of the plant, modification of the connection point, variation of the installation method, replacement of components, modification of the capacity, etc.). The DTR was criticized for being too restrictive by many operators and relevant associations and in July 2015 the effectiveness of the DTR was suspended by GSE partly due to the fact that relevant measures are addressed in the scheme of new Italian decree dedicated to renewables (Nuovo Decreto FER).

Although Nuovo Decreto FER is mostly dedicated to other forms of renewable energy, it provides measures on revamping interventions that also apply also to photovoltaic plants. Such measures provide that in order for a plant to continue benefitting from incentives, Revamping revamping interventions:

(i)	shall not entail an increase of more than 1% (5% for plants up to 20 kWp) of the nominal power of the plant or its single units;

(ii)	shall use new or regenerated components, in the case of definitive replacements; and

(iii)	shall be communicated to GSE within 60 days.

The Nuovo Decreto FER has already been approved at the national level and is currently subject to the scrutiny of the EU Commission.

Retention from Incentives for Panel Disposal

As part of the implementation of legislative decree 49/2014, in December 2015, GSE published the guidelines regarding disposal of PV panels that benefit from incentives. In particular, the decree had established that GSE was entitled to retain a certain amount from payment of incentives as a guarantee for the cost of disposal of the panels installed on PV plants and GSE set out the determination of such retention.

The guidelines provide that the retention shall start from the 11th year of incentive and shall be calculated, for plants with nominal capacity higher than 10 kWp, on the basis of the following formula:

[2 * (n – i + 1) / n * (n + 1)] * total quota

where “n” is equal to 10, “i” is the year in which the retention is applied, and “total quota” is n*number of panels (GSE has however reserved to amend the value of “n” after further assessment of disposal costs).

For example, for a plant with 100 panels, based on the above formula the retention is equal to Euro 181.82 for the first year and an aggregate amount of Euro 1,000 for a ten-year period (assuming a duration of the incentive of 20 years).

The retention will be held by GSE in an interest-bearing escrow account and is to be returned to producers after evidence is provided to GSE that the panels have been disposed correctly. If such evidence is not provided, GSE will proceed by itself to the disposal of the panels and not return the retention to the producer.

The guidelines clarify that the retention shall apply also in the case that the incentive-related receivables have been the object of assignment (as is applicable to our financed projects).

New provisions regarding determination of cadastral value

Art. 21 of Law 208/2015 (2016 Italian Budget Law) set out new criteria concerning the determination of the cadastral value of immovable assets with so called special and particular destination (i.e., those belonging to cadastral categories “D” and “E”). PV plants fall within the scope of such provision. Following issuance of the law, on February 1, 2016, the Italian Tax Office (Agenzia delle Entrate) published official clarifications to the scope of said provision. With specific reference to ground PV plants, the Italian Tax Office pointed out that, on the basis of the new provision, modules and inverters shall not be accounted in the determination of the associated cadastral value, which should entail a significant reduction in the calculation of the related tax burden.

Material Effects of Government Regulations on the Spanish PV Plants

The Spanish general legal framework applicable to renewable energies

The legal and regulatory framework applicable to the production of electricity from renewable energy sources in Spain was modified by Royal Decree-law 9/2013, dated July 12, 2013, due to the adoption of several urgent measures in order to ensure the financial stability of the power system, or RDL 9/2013, eliminating the former “Special Regime” and feed-in-tariff established by Royal Decree 661/2007 and Royal Decree 1578/2008 and establishing the basis of the current remuneration scheme applicable to renewable energies called the “Specific Remuneration” regime.

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

The basic concept of the Specific Remuneration contained in RDL 9/2013 was confirmed by the current Power Act (Law 24/2013, of December 26, 2013) and further developed by the following regulations:

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

Pursuant to RD 413/2014 and Order 1045/2014, the calculation of Specific Remuneration is made as follows:

a)
The Specific Remuneration is calculated by reference to a “standard facility” during its “useful regulatory life”. Order 1045/2014 characterized the existing renewable installations into different categories (referred to as IT-category). These categories were created taking into account the type of technology, the date of the operating license and the geographical location of renewable installations.

The Specific Remuneration is not calculated independently for each power installation. It is calculated based on the inclusion of each exiting installations in one of the formulated IT-categories and, as a result of such inclusion, is based on the retribution parameters assigned to that particular IT-category.

b)	According to RD 413/2014, the calculation of the Specific Remuneration of each IT-category shall be performed taking into account the following parameters:

(i)	the standard revenues for the sale of energy production, valued at the production market prices;
(ii)	the standard exploitation costs; and
(iii)
the standard value of the initial investment. For this calculation, only those costs and investments that correspond exclusively to the electricity production activity will be taken into account. Furthermore, costs or investments determined by administrative rules or acts that do not apply throughout Spanish territory will not be taken into account.

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

e)
The Specific Remuneration is designed to ensure a “reasonable rate of return” or profitability that during the first regulatory period (i.e., until December 2019) shall be equivalent to a Spanish 10-year sovereign bond calculated as the average of stock price in the stock markets during the months of April, May and June 2013, increased by 300 basis points (7.398% before taxes).

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

The obligation to finance the tariff deficit

Pursuant to the Power Act (Law 24/2013), renewable installations are required to finance future tariff deficits whereas pursuant to the former Power Act, the tariff deficit was only financed by five vertically integrated companies (Iberdrola, Endesa, E.On, Gas Natural Fenosa and Hidrocantábrico). Therefore, in the event there is a temporary deviation between revenues and costs of the electricity system on any given monthly settlement, this deviation shall be borne by all the companies participating in the settlement system (including renewable facilities).

Taxation of the income from generation of electricity

The Spanish Parliament enacted the Law 15/2012, dated December 27, 2012, or Law 15/2012, on fiscal measures for the sustainability of the energy sector, which entered into force on January 1, 2013. Law 15/2012 sets forth a tax on energy generation of 7% from the total amount received for the production of electricity.

Dori Energy and the Dorad Power Plant

General

U. Dori Energy Infrastructures Ltd., or Dori Energy, is an Israeli private company in which we currently hold 49%. The remaining 51% is currently held by the Dori Group. The Dori Group is an Israeli publically traded company, whose shares are traded on the Tel Aviv Stock Exchange. During early 2016, the controlling shareholder of the Dori Group sold its holdings in the Dori Group to a new controlling shareholder, who nominated new board members and senior management in the Dori Group. Dori Energy’s main asset is its holdings of 18.75% of Dorad.

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

Ellomay Energy was also granted an option to acquire additional shares of Dori Energy, or the Dori Option, which, if exercised, will increase Ellomay Energy’s percentage holding in Dori Energy to 49% and, subject to the obtainment of certain regulatory approvals – to 50%. The first option was exercisable starting from issuance and shall expire within twelve (12) months following the completion and delivery of the power plant and the second option commenced at this date and shall expire within 2 years following the completion and delivery of the power plant. The exercise price of the options is NIS 2.4 million for each 1% of Dori Energy's issued and outstanding share capital (on a fully diluted basis). In May 2015, we exercised the first option. For more information, see “Item 4.A: Information on Ellomay - History and Development of Ellomay.”

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

The electricity produced by the Dorad Power Plant is sold to end-users throughout Israel and to the Israeli National Electrical Grid. The transmission of electricity to the end-users is done via the existing transmission and distribution grid, in accordance with the provisions of the Electricity Sector Law and its Regulations, and the Standards and the tariffs determined by the IPUA. The existing transmission and delivery lines are operated by the IEC, which is the only entity that holds a license to operate an electricity system in Israel. The Dorad Power Plant is based on combined cycle technology using natural gas. The combined cycle configuration is a modern technology to produce electricity, where gas turbines serve as the prime mover. After combustion in the gas turbine to produce electricity, the hot gases from the gas turbine exhaust are directed through an additional heat exchanger to produce steam. The steam powers a steam turbine connected to a generator, which produces additional electric energy. The Dorad Power Plant is comprised of twelve natural gas turbines, each with an installed capacity of 50 MWp and two steam turbines, each with an installed capacity of 100 MWp. These turbines can be turned on and off quickly, with no losses in energy efficiency, which provides operational flexibility in accordance with the expected needs of customers and the IEC, calculated based on a proprietary forecasting system implemented by Dorad.

The other shareholders in Dorad are Eilat Ashkelon Infrastructure Services Ltd. (37.5%) and Edelcom Ltd., or Edelcom, (18.75%), both Israeli private companies, and Zorlu Enerji Elektrik Uretim A.S. (25%), a publicly traded Turkish company. Dorad’s shareholders, including Dori Energy, are parties to a shareholders agreement that includes customary provisions, including a right of first refusal, arrangements in connection with the financing of Dorad’s operations, certain special shareholder majority requirements and the right of each shareholder holding 10% of Dorad’s shares to nominate one member to Dorad’s board of directors. As noted above, pursuant to the Dori SHA, we are currently entitled to recommend the nomination of the Dorad board member on behalf of Dori Energy.

Dorad entered into a credit facility agreement with a consortium led by Bank Hapoalim Ltd., or the Dorad Credit Facility, and financial closing of the Dorad Power Plant was reached on November 29, 2010, with the first drawdown received on January 27, 2011. The Dorad Credit Facility provides that the consortium will fund up to 80% of the cost of the project, with the remainder to be funded by Dorad’s shareholders. The funding is linked to the Israeli consumer price index and bears interest at a rate that is subject to updates every three years based on Dorad’s credit rating (Dorad received an “investment grade” rating, on a local scale). The current interest rate is approximately 5.5%. The funding is repaid (interest and principal) in semi-annual payments, commencing six months of the commencement of operations of the Dorad Power Plant and for a period of 17 years thereafter. The Dorad Credit Facility further includes customary provisions, including early repayment under certain circumstances, fixed charges on Dorad’s assets and rights in connection with the Dorad Power Plant and certain financial ratios, which Dorad is in compliance with as of December 31, 2015. In connection with the Dorad Credit Facility, Dorad’s shareholders (including Dori Energy) undertook to provide guarantees to certain customers, to the IEC and to various suppliers and service provides of Dorad and also undertook to indemnify Dorad and the consortium in connection with certain expenses, including payments to customers due to delays in the commencement of operations, payment of liquidated damages to the construction contractors in the event of force majeure and certain environmental hazards. The aggregate investment of Dorad in the construction of the Dorad Power Plant as of December 31, 2015 was approximately NIS 4,743 million (equivalent to approximately $1,215), as of December 31, 2015)). The Dorad Credit Facility provides for the establishment of the project’s accounts and determines the distribution of the cash flows among the accounts. In addition, the Dorad Credit Facility includes terms and procedures for executing deposits and withdrawals from each account and determines the minimum balances in each of the capital reserves.

As of December 31, 2015, Dori Energy provided guarantees to the IPUA, to the IEC and to Israel Natural Gas Lines Ltd. in the aggregate amount of approximately NIS 20.8 million (approximately $5.3). As of December 31, 2015, the principal and accrued interest on the shareholders loans provided to Dorad by Dori Energy was in the aggregate amount of approximately NIS 102.2 million (approximately $26.2 million). The shareholders loans bear 10% interest and are linked to the Israeli CPI.

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

Dorad previously entered into an operation and maintenance agreement, or the Dorad O&M Agreement, with a wholly-owned subsidiary of Eilat Ashkelon Infrastructure Services Ltd., which holds 37.5% of Dorad, or the Dorad O&M Contractor. Certain of the obligations under such agreement were assigned to Zorlu Enerji Elektrik Uretim A.S., or Zorlu, which holds 25% of Dorad. The Dorad O&M Agreement is for a period of 24 years and 11 months commencing upon receipt of a permanent license by Dorad, and in no event for a period that is longer than the period of the lease of the Dorad Power Plant premises. During 2013, the Dorad O&M Contractor entered into an agreement with Ezom Ltd., which, to our knowledge, is 75% owned by the controlling shareholder of Edelcom Ltd. (which holds 18.75% of Dorad) with the remainder held by a company controlled by Zorlu for the provision of sub-contracting services to the Dorad O&M Contractor. Despite the assignment and subcontracting agreement, the Dorad O&M Contractor remains liable to Dorad for all obligations under the Dorad O&M Agreement. The engineering, procurement & construction contractor of the Dorad Power Plant is Wood Group Gas Turbines Ltd., or Wood Group.

Due to the location of the Dorad Power Plant, Dorad has implemented various security measures in order to enable continued operations of the Dorad Power Plant during attacks on its premises.

The Dorad Derivative Action

During April 2015, Dori Energy approached Dorad in writing, requesting that Dorad take legal steps to demand that Zorlu, Wood Group and the representatives of Zorlu on the Dorad board of directors disclose details concerning the contractual relationship between Zorlu and Wood Group. In its letters, Dori Energy notes that if Dorad will not act as requested, Dori Energy intends to file a derivative suit in the matter.

Following this demand, on July 16, 2015, Dori Energy and Dori Energy’s representative on Dorad’s board of directors, who is also a member of our Board of Directors, filed a petition, or the Petition, for approval of a derivative action on behalf of Dorad with the Economic Department of the Tel Aviv-Jaffa District Court. The Petition was filed against Zorlu, Zorlu’s current and past representatives on Dorad’s board of directors and Wood Group and several of its affiliates, all together, the Defendants. The petition requested, inter alia, that the court instruct the Defendants to disclose and provide to Dorad documents and information relating to the contractual relationship between Zorlu and Wood Group, which included the transfer of funds from Wood Group to Zorlu in connection with the EPC agreement of the Dorad Power Plant. For the sake of caution, Plaintiffs further requested to reserve their rights to demand, on behalf of Dorad, monetary damages in a separate complaint after Dorad receives the aforementioned information and documents.

On January 12, 2016, Dori Energy filed a motion to amend the Petition to add Ori Edelsburg (a director in Dorad) and affiliated companies  as additional respondents, to remove Zorlu's representatives and to add several documents which were obtained by Dori Energy, after the Petition had been filed. Dorad and Wood Group filed their response to the motion to amend the Petition and Zorlu filed a motion for dismissal. During the hearing held on March 10, 2016, Zorlu withdrew the motion for dismissal and is required to submit its response to the motion to amend the Petition by March 31, 2016. An additional hearing regarding the motion to amend the Petition is scheduled for April 20, 2016.

On December 27, 2015, Dorad received a letter from the representatives of Zorlu, or Zorlu’s Letter. Zorlu’s Letter mainly refers to the execution of civil engineering work in a project of Dorad by the Dori Group and affiliated companies whose services were retained by Dorad’s EPC contractor. According to Zorlu’s Letter, Dori Group did not fulfill its commitments regarding execution of the civil engineering work in Dorad’s project, which resulted in delays in construction of the Dorad Power Plant. Zorlu is requesting that Dorad exercise its legal rights against the Dori Group and its affiliates and representatives, and insofar as its requests do not receive a positive reply, Zorlu plans to file a motion for approval of a derivative claim. On February 3, 2016, Dorad replied to Zorlu’s Letter and advised that it requires an additional period of 45 days beyond the period prescribed by law to examine the matters referred to in Zorlu’s Letter and thereafter Zorlu agreed to this extension until March 27, 2016.

On February 25, 2016, Dorad's Board of Directors received a letter from the representatives of Edelcom and Ori Edelsburg, or the Edelcom Letter. The Edelcom Letter refers to an entrepreneurship agreement that was signed on November 25, 2010 between Dorad and the Dori Group, pursuant to which the Dori Group received payment in the amount of approximately  NIS 49.4 million (approximately $12.7 million) in consideration for management and entrepreneurship services. Pursuant to this agreement, the Dori Group undertook to continue holding, directly or indirectly, at least 10% of Dorad’s share capital for a period of 12 months from the date the Dorad Power Plant is handed over to Dorad by the construction contractor. The Edelcom Letter claims that as a consequence of the management rights and the options to acquire additional shares of Dori Energy granted to us pursuant to the Dori Investment Agreement, the holdings of the Dori Group in Dorad have fallen below 10% upon execution of the Dori Investment Agreement. The Edelcom Letter therefore claims that Dori Group breached its commitment according to entrepreneurship agreement. The Edelcom Letter requests that Dorad take all legal actions possible against the Dori Group, Dori Energy, Ellomay Energy and Mr. Hemi Raphael to recover the amounts it paid in accordance with the entrepreneurship agreement and also notify Dori Energy that, until recovery of the entrepreneurship fee, Dorad shall withhold the relevant amount from any amount Dori Energy is entitled to receive from Dorad, including repayments of shareholders’ loans and dividend distributions. Dorad has 45 days to notify Edelcom and Ori Edelsburg on its position and actions taken, if any, in connection with the Edelcom Letter.

The Israeli Electricity Market; Competition

The Israeli electricity market is dominated by the Israel Electric Corporation (IEC), which manufactures and sells most of the electricity consumed in Israel and by the Palestinian Authority and had an installed capacity of approximately 13.6 GW as of November 2015. According to IPUA's report on the electricity sector, published on November 2015, this installed capacity will have comprised 85% of the total installed capacity in the Israeli market. In recent years, various private manufacturers received energy production licenses from the IPUA. During 2015 Israel's largest privet power plant, Dalia Power Energies Ltd, was commissioned with installed capacity of approximately 900 MW.

Dorad competes with the IEC and other private electricity manufacturers with respect to sales to potential customers directly.

Dorad’s position is that the current regulation and structure of the Israeli electricity market provide IEC with a competitive advantage over the private electricity manufacturers. However, as long as the regulation remains unchanged, as the IEC controls the transmission and delivery lines and the connection of the private power plants to the Israeli national grid, Dorad and the other private manufacturers are dependent on the IEC for their operations and may also be subject to unilateral actions on the part of IEC’s employees. For example, the approval of Dorad’s permanent licenses was delayed due to ongoing disputes between the IEC and its employees.For more information see “Material Effects of Government Regulations on Dorad’s Operations” below.

Customers

As of December 31, 2015, Dorad entered into electricity supply agreements with various commercial consumers for an aggregate of approximately 95% of the production capacity of the Dorad Power Plant. The end-users include the Israeli Ministry of Defense, Mekorot (Israel’s water utility and supply company), Israeli food manufacturers (Ossem and Strauss), Israeli hotel chains (Isrotel and Fattal), and others.  The electricity supply agreements are, mainly, based on a reduced rate compared to the rate applicable to electricity consumers in the general market, as determined by the IPUA.

The agreements with the Israeli Ministry of Defense and with Mekorot include an undertaking to compensate such customers in the event of a delay in commercial operations of the Dorad Power Plant beyond the second quarter of 2013. Dorad reached an agreement with such customers for compensation in the form of discounts for the first six months or one year of operations and could still be subject to claims for monetary compensation from Mekorot for which a provision was made during 2013 and 2014 in Dorad’s financial statements. In June 2014 Dorad compensated Mekorot by the full amount of the compensation due to it (including interest accrued until that date).

In addition to the provision of electricity to specific commercial consumers, the agreement between Dorad and the IEC, which governs the provision of services and electricity from the IEC to Dorad, provides that Dorad will supply availability and energy to the IEC based on a production plan determined by the IPUA, on IEC’s requirements and on the tariffs determined by the IPUA.

Sources and Availability of Raw Materials for the Operations of the Dorad Power Plant

The Dorad Power Plant is a bi-fuel plant, using natural gas as the main fuel and diesel oil in the event of an emergency. Pursuant to publications of the Israeli Ministry of National Infrastructures, Energy and Water Resource, natural gas is currently being used for the production of approximately 50% of the electricity produced in Israel.

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

●           During an interim period, that will commence upon the fulfillment of conditions set forth in the Tamar Agreement, or the Interim Period, the natural gas supply to Dorad will be subject to the quantities of natural gas available to Tamar at the time following the supply of natural gas to customers of the “Yam Tethys” project and other customers of Tamar that have executed natural gas supply agreements with Tamar prior to the execution of the Tamar Agreement. The Interim Period will end after (and to the extent) Tamar completes a project to expand the supply capacity of the natural gas treatment and transmission system from Tamar, expected to be completed by January 2016, subject to the fulfillment of conditions set forth in the Tamar Agreement, or the Expansion Project. In the event the conditions for the completion of the Expansion Project are not fulfilled, or the Expansion Project is not completed by the dates set forth in the Agreement, Dorad shall be entitled to terminate the Tamar Agreement. Upon completion of the Expansion Project, the minimum capacity set forth in the Tamar Agreement will increase and the Total Contract Quantity will increase respectively up to approximately 13.2 BCM. On April 30, 2015, Dorad received a notification from Tamar whereby the Interim Period began on May 5, 2015. As per Dorad’s estimate, the impact of Tamar’s notification on its activities is not expected to be significant.

●          The natural gas price set forth in the Tamar Agreement is linked to the production tariff as determined from time to time by the IPUA, which includes a “final floor price.” Following the decreases in the price of fuel and electricity during 2015, the IPUA reduced the rate of electricity production, and as a result the natural gas price under the Tamar Agreement is expected to reach the “final floor price” in March 2016.

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

As a result of the indexation included in the gas supply agreement, Dorad is exposed to changes in exchange rates of the U.S. dollar against the NIS. To minimize this exposure Dorad executed forward transactions to purchase U.S. dollars against the NIS. Dorad's senior loan facility is linked to the Israeli CPI. Since the production tariff is linked to the Israeli CPI, the exposure is minimized. However, as the production tariff is published in delay with respect to the actual changes in the CPI, Dorad executed derivative transactions on the Israeli CPI.

Tamar and Dorad were in dispute over the price of natural gas due to the update of the electricity production costs determined by the IPUA during 2013. In November 2015, the Company reached an arrangement with Tamar whereby the Company’s obligation to acquire the gas for the period preceding the commencement date of the actual consumption of the gas will be cancelled, where in addition the parties also settled the disagreement regarding the tariff linkage during the period of the dispute, with no monetary consequences.

Dorad is also a party to a natural gas delivery agreement and to a diesel oil warehousing agreement. In November 2013, the Natural Gas Authority of the Israeli Ministry of National Infrastructures, Energy and Water Resources approved the connection of the Dorad Power Plant to the national gas pipeline network.

Material Effects of Government Regulations on Dorad’s Operations

The regulatory framework applicable to the production of electricity by the private sector in Israel is provided under the Israeli Electricity Sector Law, 1996, or  the Electricity Law, and the regulations promulgated thereunder, including the Electricity Market Regulations (Terms and procedures for the granting of a license and the duties of the Licensee), 1997, the Electricity Market Principles (Transactions with the supplier of an essential service), 2000, and the Electricity Market Regulations (Conventional Private Electricity Manufacturer), 2005, or the Electricity Market Regulations. In addition, standards, guidelines and other instructions published by the IPUA (established pursuant to Section 21 of the Electricity Law) and\or by the Israeli Electric Company also apply to the production of electricity by the private sector in Israel.

Licenses

In February 2010, the IPUA granted Dorad a Conditional License, as defined by the Electricity Market Regulations, or the Conditional License) for the construction of a natural gas (and alternative fuel for back up purposes) operated power plant in Ashkelon, Israel for the production of electricity, with an installed production capacity of 760-850 MWp. The Conditional License includes several conditions precedent to the entitlement of the holder of the Conditional License to produce and sell electricity to the Israeli Electric Company. The Conditional License is valid for a period of fifty four (54) months commencing from the date of its approval by the Israeli Minister of National Infrastructures, Energy and Water Resources, subject to compliance, by Dorad, with the milestones set forth therein, and the other provisions set forth therein (including a financial closing, the provision of guarantees and the construction of the power plant).

                On April 13, 2014, the IPUA resolved to grant Dorad a generation license for a period of twenty years and a supply license for a period of one year, or the Licenses, which become effective with the receipt of the approval of the Israeli Minister of National Infrastructures, Energy and Water Resources, or the Minister. The execution of the Licenses was under the examination of the Israeli Ministry of Justice due to an outstanding legal proceeding between the employees of the IEC, the IEC and the State of Israel in the Israeli local labor court. In connection with such legal proceeding, the labor court ruled that the State of Israel should refrain from any change to the status quo that influences or could affect the mandates of the IEC pending the discussions among the parties to the legal proceeding. On May 4, 2014 an urgent petition was filed by Dorad with the Israeli High Court of Justice concerning the delay in the provision of the Licenses to the Dorad Power Plant, or the Petition, requesting the issuance of conditional orders against, among others, the IPUA, the legal advisor to the government and the Minister, to provide the reasons for not signing the Licenses despite governmental undertakings that were provided to Dorad. An urgent hearing at the High Court of Justice was scheduled for May 11, 2014. At the hearing the parties to the Petition reached a settlement, which the Israeli High Court of Justice approved, that, among other things, included the agreement of the parties that the Minister will approve the Licenses and that Dorad will be made a party to any petition or claim filed in the future by any of the parties that may affect Dorad. In August 2014, Dorad filed a request to extend the supply license for an additional period of nineteen years and the long-term supply license was executed in July 2015.

Tariffs

In September 2010, Dorad received a draft approval of conditional tariffs from the IPUA that sets forth the tariffs applicable to the Dorad Power Plant throughout the period of its operation, and in October 2013, Dorad received a revised approval of tariffs pursuant to the Tamar Agreement.

In addition, in July 2009, the Licensing Authority of the National Planning and Construction Board for National Infrastructure established pursuant to the Israeli Zoning and Construction Law, 1996, or the Construction Law, granted a building permit with respect to the Dorad Power Plant (Building License No. 2-01-2008), as required pursuant to the Construction Law.

The IPUA determined the method and tariffs for the provision of availability and electricity by private electricity manufacturers to the IEC in the event not all of the capacity of such manufacturers was sold directly to customers. The IPUA’s decision provides that the IEC will pay for the availability even in the event electricity was not actually used by end customers depending on the amount of electricity made available to the IEC.

As noted above, the transmission and delivery lines used by the Dorad Power Plant are managed by the IEC, and the IEC is solely licensed to operate electricity systems (i.e. to oversee and manage the production and transmission of electricity) in Israel. In May 2013, the IPUA determined a temporary fee that will be charged by the IEC per KWh for its electricity system operator services from its customers, from private energy manufacturers, such as Dorad, and from “self-manufacturers” (i.e. those who manufacture electricity for self-use). The IPUA determined that once a permanent fee is established, a retroactive settling of accounts will be performed. These fees may revise the pricing structure of Dorad’s services and may cause Dorad to incur additional costs.

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

On July 9, 2014, Dorad petitioned the Israeli High Court against the IPUA and the IEC in view of the IPUA’s intention to approve a resolution that, inter alia, requires the private electricity producers to pay IEC a new rate, generally referred to by the IPUA as “system costs”. The Israeli High Court decided that the IPUA will submit its response until September 10, 2014 and the IEC also requested permission to submit its response. The IES and IPUA have since submitted their responses to the court and the IPUA contended that the petition should be denied for various reasons.

On August 25, 2014, the IPUA published a proposed decision for a hearing regarding the rates of the “system costs,” in which details were provided on the system services provided by IEC and their rates. According to the proposed decision, the rates will be effective retroactively as from June 1, 2013 but for Dorad will be effective only from the date of its commercial operation.

On December 22, 2014, the IPUA published a proposed decision titled “Electricity Rates for Customers of IEC in 2015,” which includes a reduction of the rates for Dorad’s customers. According to the decision the rates of the manufacturing component which serves as the basis for charging Dorad’s customers and to which the price of the gas is linked, will be reduced by about 9% as from February 1, 2015.

On August 6, 2015, the IPUA published a decision establishing the rate in respect of “system management service charges” (system costs). As of December 31, 2015, Dorad settled such charges to for the period until June 2015, and as from July 2015 regular charges are received from the IEC for these services.

On September 7, 2015, the IPUA published a decision reducing the electricity rates. According to this decision, the production tariff, based on which Dorad’s customers are charged and to which the price of the natural gas under the Tamar Agreement is linked, was reduced by approximately 6.8% commencing September 13, 2015.

Permits and Environmental Laws

Dorad is required to obtain and maintain various licenses and permits from local and municipal authorities for its operations.

The Dorad Power Plant is subject to a variety of Israeli environmental laws and regulations, including limitations concerning noise, emissions of pollutants and handling hazardous materials.

Pumped Storage project in the Manara Cliff in Israel

General

On January 28, 2014 we entered into an agreement with Ortam Sahar Engineering Ltd., or Ortam, an Israeli publicly listed company, pursuant to which we shall acquire Ortam’s holdings (24.75%) in Agira Sheuva Electra, L.P., or the Partnership, an Israeli Limited Partnership that is promoting a prospective pumped storage project in the Manara Cliff in Israel, or the Manara Project, as well as Ortam’s holdings: (i) in Chashgal Elyon Ltd., or the GP, an Israeli private company, which is the general partner of the Partnership (25%), and (ii) in the engineering, procurement and construction contractor of the aforementioned project (50%). On May 20, 2014 our indirectly wholly-owned subsidiary, Ellomay Manara (2014) Ltd., or Ellomay Manara, entered into an agreement, or the Electra Agreement, with Electra Ltd., or Electra, an Israeli publicly listed company. Pursuant to the Electra Agreement, Ellomay Manara shall acquire Electra's holdings (24.75%) in the Partnership as well as Electra's holdings in the GP (25%). In addition, we, Ellomay Manara and Electra agreed that: (i) on the closing date of the transactions contemplated under the Electra Agreement, Ellomay Manara shall transfer to subsidiaries of Electra all of its then holdings in the engineering, procurement and construction contractor of the aforementioned project, or the EPC, (50%), which will be acquired at closing by us from another partner in the Partnership pursuant to a conditional agreement we entered into, resulting in Electra’s subsidiaries holding 100% of the EPC and (ii) each of Electra (through its subsidiaries) and us (together with Ellomay Manara) was granted with an eighteen-month put option and call option, respectively, with respect to the entire holdings in the EPC. In addition to the aforementioned agreements, on January 19, 2014 we entered into an agreement with Galilee Development Cooperative Ltd., an Israeli cooperative, or the Cooperative, pursuant to which, subject to the fulfillment of conditions as set forth below, we shall acquire the Cooperative’s holdings (24.75%) in the Partnership as well as its holdings: (i) in the GP (25%), and (ii) in the EPC (50%).

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

We and our subsidiaries that are involved in the Manara Project may, for various reasons including changes in the applicable regulation and adverse economic conditions, resolve not to continue the advancement of the Manara Project without further liability to the other parties under the aforementioned agreements. As more fully detailed below, the conditional license has not been issued yet. Based on the status of the conditional license and other relevant factors and circumstances, we will assess from time to time, whether, when at to what extent we will undertake further activities in order to advance the Manara Project.

Pumped Storage Plants

Pumped storage plant is a form of renewable energy generated in a power plant capable of creating a limited amount of energy on demand and is one of the most mature energy storage technologies.

The technology allows storing available energy for later use. The technology is working for more than 100 years around the world providing over 100,000 MW. The plant is a hydro-electric storage system comprised of two water reservoirs (upper and lower), connected through an underground water pressure pipe. Pumped storage allows optimal grid stability functionality by providing a combination of low latency, high power and high energy response (~90 sec, 340MW, 8 hours). During low demand – pumping water from lower reservoir for energy storage and during peak demand – releasing water from upper reservoir for energy production. Utilizing excess manufacturing ability during low demand in order to increase supply during peak demand and providing available reserve to be used by the grid dispatcher during peak and low demand.

The need for electricity storage solutions in the Israeli electricity market

The demand for electricity in the Israeli market and generally is affected by many factors including the weather, time of day and day of the week. In order to provide all the needed electricity, the IEC is constantly over-generating energy as result of using low flexibility energy sources (coal and gas). The demand curve is generally characterized by peak demand, usually in summer afternoons or winter evenings, and low demand during night times. During low demand periods, the majority of energy is produced by base-load plants in relatively cheap production costs while at peak demand times, more expensive energy sources are added. During recent years, the use of renewable, volatile energy sources has increased and added more volatility to the grid, storing energy during low demand and releasing it during peak demand.

The pumped storage technology stores energy during low demand and releases it during peak demand, thereby utilizing the gap in production costs in order to stabilize the grid’s voltage and regulation.

The Manara Project

The Manara Cliff is located in Northern Israel, south of Kiryat Shmona. The current construction plans of the Manara Project contemplate that the plant will be based on water reservoirs built on agricultural land. The upper water reservoirs will be located near Kibbutz Manara and the lower water reservoirs will be based on existing reservoir next to Kiryat Shmona.

In connection with the Manara Project, Ellomay Manara entered into land agreements with the land owners and a water supply agreements with the Galil Elyon Water Association and performed geological and hydrology surveys and an environmental impact assessment.

Competition

As the purpose of the pumped storage systems is to stabilize the grid’s voltage and to create optimization in the management of the electricity grid, the Manara Project is not expected to enter into electricity sale agreements with private customers but rather will provide electricity to the IEC pursuant to a power purchase agreement. Therefore, the main competitors are other entities that are planning the construction of power plants based on the same technology. There are currently two other pumped storage projects in Israel - Ma’ale Gilboa (300 MW, which is in the construction phase) and Kochav Hayarden (340 MW, which is in the planning and agreements negotiations with EPC and O&M contractors stage).

Material Effects of Government Regulations on the Manara Project

The Manara Project is subject to the Israeli governmental and local regulations applicable to energy manufacturers, including the Electricity Market Regulations. For more information concerning the Israeli electricity market and regulation see “The Israeli Electricity Market; Competition” and “Material Effects of Government Regulations on the Manara Project” under “Dori Energy and the Dorad Power Plant” above.

The Manara Project was announced by the Israeli Government as a national infrastructure project, was designed in the framework of the national infrastructure plan 41 (pumped storage) as a 200 MW power plant, and received the government’s approval (decision 6183).

Licenses

As noted above, the Manara Project was issued a conditional license by the IPUA to operate a pumped storage power plant with a capacity of 200 MW, which has since expired, and therefore the advancement of the Manara Project depends, among other factors, on the issuance of a new license by the IPUA. During 2015 we finalized the initial development stage and on August 28, 2015, after the Manara Project received a feasibility study from IEC, we submitted a request to the IPUA for an updated conditional license with a capacity of 340 MW. The Editors Committee of the National Outline Plan #10 has verbally approved the increase of power to 340 MW. The issuance of the license is subject to the quota set forth by the IPUA for pumped-storage projects in Israel, currently set at 800 MW but expected to increase to 1,000 MW.

The licenses issued by the IPUA include several milestones and in the event the owner of the project does not meet any of the milestones the IPUA has the authority to revoke the license.

In August 2015, The Manara Project received a license of a water plant from the Water Authority, and the water rationing needed for preliminary fill of the reservoirs as well as for continues operation.

Tariffs

In November 2009, the IPUA published the power purchase agreement for a private electricity manufacturer producing electricity using pumped storage technology (Meeting 279), with the following principles:

•	Purchase of availability from a licensed private conventional manufacturer;

•	Payment for availability, start-ups and dynamic benefits;

•	The plant is required to be under the full control of the system manager (currently the IEC);

•	Capital and operational tariff for availability – including exchange rate linkage, indexes and interests;

•	During the first eighteen years the plant is entitled to capital and operational tariff and during the following two years the plant is entitled to operational tariff only; and

•	Bonuses and fines mechanism, based on standard technical operational parameters.

Pre-Bid Agreement in connection with Alon Licenses

On June 10, 2014, we entered into a Pre-Bid Agreement, or the PBA, with several other companies, or, together with us, the Consortium, in connection with the possible submission of an offer for the acquisition of the participating interest in the 364/"Alon A" License and the 366/"Alon C" License, both exploration and drilling licenses offshore Israel, from Noble Energy Mediterranean Ltd., or Noble, Delek Drilling L.P., or Delek, and Avner Oil Exploration L.P. Pursuant to the PBA, we could choose whether or not to join the offer but were required to participate in the costs of preparing and submitting the offer regardless of whether or not we chose to join the offer. We joined the Offer that was submitted and should the Offer be accepted we are expected to hold approximately 20% of the Consortium. In connection with the submission of the Offer, we recorded related expenses of approximately $0.156 million during the year ended December 31, 2014. No additional expenses were incurred during 2015. At this stage, the PBA and related costs are not material to us. There is no assurance that the Offer will be accepted and under what terms.

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

We do not believe that our current asset structure results in our being deemed to be an “investment company,” as we control our Italian PV Plants and our Spanish PV Plants (all of our Italian and Spanish PV Plants are held via wholly-owned subsidiaries). We also control the companies holding the Manara Pumped Storage Project via an ownership stake of 75% of the related Partnership and GP. The current fair value of our holdings in Dori Energy and other relevant assets do not in our judgment exceed 40% of our aggregate assets, excluding our assets held in cash and cash equivalents. However, we recently exercised our option to increase our holdings in Dori Energy from 40% to 49%, which may increase the likelihood that we could be deemed an “investment company” in the future. If we were deemed to be an “investment company,” we would not be permitted to register under the Investment Company Act without an order from the SEC permitting us to register because we are incorporated outside of the United States and, prior to being permitted to register, we would not be permitted to publicly offer or promote our securities in the United States. Even if we were permitted to register, it would subject us to additional commitments and regulatory compliance. Investments in cash and cash equivalents or in other assets that are not deemed to be “investment securities” might not be as favorable to us as other investments we might make if we were not potentially subject to regulation under the Investment Company Act. We seek to conduct our operations, including by way of investing our cash and cash equivalents, to the extent possible, so as not to become subject to regulation under the Investment Company Act. In addition, because we are actively engaged in exploring and considering strategic investments and business opportunities, and in fact have entered the Italian and Spanish photovoltaic power plants markets through controlling investments, we do not believe that we are currently engaged in “investment company” activities or business.

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

Our Spanish PV Plants are held by: (i) Rodríguez I Parque Solar, S.L., (ii) Rodríguez II Parque Solar, S.L., (iii) Seguisolar S.L. and (iv) Ellomay Spain S.L., all wholly-owned by Ellomay Luxembourg Holdings S.àr.l.

We hold the Dori Energy shares through Ellomay Clean Energy Limited Partnership, an Israeli limited partnership whose general partner is Ellomay Clean Energy Ltd., a company incorporated under the laws of the State of Israel wholly-owned by us. We hold the rights in connection with the Manara Project through our wholly-owned subsidiary, Ellomay Water Plants Holdings (2014) Ltd., which indirectly owns 75% of the rights in Chashgal Elyon Ltd., Agira Sheuva Electra, L.P. and Ellomay Pumped Storage (2014) Ltd.

D.           Property, Plants and Equipment

Our office space of approximately 306 square meters is located in Tel Aviv, Israel. This lease currently expires in March 2017. We sub-lease a small part of our office space to a company controlled by Mr. Shlomo Nehama, at a price per square meter based on the price that we pay under our leases. This sub-lease agreement was approved by our Board of Directors.

The PV Plants are located in Italy and in Spain. Pursuant to the building right agreements executed by our subsidiaries that are PV Principals in connection with the majority of our PV Plants, our subsidiaries own the PV Plants and received the right to maintain the PV Plant on the land on which they are located, or the Lands. The ownership of the Lands under the leasing agreements remains with the relevant owners of the Lands who are the grantors of the building rights under the respective building right agreements. In the case of the Galatina PV Plant our subsidiary owns the land on which the PV Plant is built. The following table provides information with respect to the Lands and the PV Plants:

PV Plant	Size of Property	Location	Owners of the PV Plants/Lands
“Troia 8”	2.42.15 hectares	Province of Foggia, Municipality of Troia, Puglia region	PV Plant owned by Leasint and leased to Ellomay Six S.r.l. / Building right granted to Ellomay PV Six S.r.l. from owners
“Troia 9”	2.39.23 hectares	Province of Foggia, Municipality of Troia, Puglia region	PV Plant owned by Leasint and leased to Ellomay Five S.r.l. / Building right granted to Ellomay PV Five S.r.l. from owners
“Del Bianco”	2.44.96 hectares	Province of Macerata, Municipality of Cingoli, Marche region	PV Plant owned by Ellomay PV One S.r.l./ Building right granted to Ellomay PV One S.r.l. from owners
“Giaché”	3.87.00 hectares	Province of Ancona, Municipality of Filotrano, Marche region	PV Plant owned by Ellomay PV Two S.r.l. / Building right granted to Ellomay PV Two S.r.l. from owners
“Costantini”	2.25.76 hectares	Province of Ancona, Municipality of Senigallia, Marche region	PV Plant owned by Ellomay PV One S.r.l. / Building right granted to Ellomay PV One S.r.l. from owners
“Massaccesi”	3,60,60 hectares	Province of Ancona, Municipality of Arcevia, Marche region	PV Plant owned by Ellomay PV Two S.r.l. / Building right granted to Ellomay PV Two S.r.l. from owners
“Galatina”	4.00.00 hectares	Province of Lecce, Municipality of Galatina, Puglia region	PV Plant and Land owned by Energy Resources Galatina S.r.l.
“Pedale (Corato)”	13.59.52 hectares	Province of Bari, Municipality of Corato, Puglia region	Building Right granted to Pedale S.r.l. that will own the PV Plant once constructed/ Land held by owners and leased to Pedale S.r.l.
“Acquafresca”	3.38.26 hectares	Province of Barletta-Trani, Municipality of Minervino Murge, Puglia region	Building Right granted to Murgia Solar S.r.l. owns the PV Plant. Land held by owners and leased to Murgia Solar S.r.l.
“D’Angella”	3.79.570 hectares	Province of Barletta-Trani, Municipality of Minervino Murge, Puglia region	Building Right granted to Luma Solar S.r.l. that owns the PV Plant. Land held by owners and leased to Luma Solar S.r.l.
“Soleco”	11.56.87 hectares	Province of Rovigo,Municipality of Canaro,Veneto region	Building Right granted to Soleco S.r.l. that owns the PV Plant. Land held by owners and leased to Soleco S.r.l.
“Tecnoenergy”	11.66.78 hectares	Province of Rovigo, Municipality of Canaro, Veneto region	Building Right granted to Tecnoenergy S.r.l. that owns the PV Plant. Land held by owners and leased to Tecnoenergy S.r.l.
“Rinconada II”	81,103 m²	Municipality of Córdoba, Andalusia, Spain	Building Right granted to Ellomay Spain S.L. that owns the PV Plant. Land held by owners and leased to Ellomay Spain S.L.
“Rodríguez I”	65,600 m2	Lorca Municipality, Murcia Region	Lease Agreement executed with owners.
“Rodríguez II”	50,300 m2	Lorca Municipality, Murcia Region	Lease Agreement executed with owners.
“Fuente Librilla”	64,000 m2	Fuente Librilla Municipality, Murcia Region	Lease Agreement executed with owners.

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

A.           Operating Results

General

We are involved in the production of renewable energy through our ownership of PV Plants in Italy and Spain. As of March 1, 2016, all of our PV Plants, with an aggregate installed capacity of approximately 22.6 MWp in Italy, or approximately 7.9 MWp in Spain, are connected to the applicable national grid and operating. In addition, we indirectly own approximately 9.2% of Dorad (and an option to increase our indirect holdings in Dorad under certain conditions to 9.375%) and own 75% of Chashgal Elyon Ltd., Agira Sheuva Electra, L.P and Ellomay Pumped Storage (2014) Ltd. See “Item 4.A: History and Development of Ellomay” and “Item 4.B: Business Overview” for more information.

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

Results of Operations

Year Ended December 31, 2015 Compared with Year Ended December 31, 2014

Revenues were approximately $13.8 million for the year ended December 31, 2015, compared to approximately $15.8 million for year ended December 31, 2014. Excluding unfavorable currency effects, revenues were up approximately 5% to €12.5 million from €11.9 million in the corresponding period last year. The change in revenues is mainly a result of an increase in revenues due to the acquisition of three photovoltaic plants in Murcia, Spain, or the Murcia PV Plants, on July 1, 2014. The decrease in the amount of reported revenues is due to the presentation of results in U.S. dollar and the devaluation of the Euro against the U.S. dollar during the period.

Operating expenses were approximately $2.9 million (€2.6 million) for the year ended December 31, 2015, compared to approximately $3.1 million (€2.3 million) for the year ended December 31, 2014. Depreciation expenses were approximately $4.9 million (€4.4 million) for the year ended December 31, 2015, compared to approximately $5.5 million (€4.1 million) for the year ended December 31, 2014. These changes resulted from an increase in expenses due to addition of the Murcia PV Plants’ operations acquired on July 1, 2014, offset by the devaluation of the Euro against the U.S. dollar.

General and administrative expenses were approximately $3.7 million for the year ended December 31, 2015, compared to approximately $4.3 million for the year ended December 31, 2014. The decrease in general and administrative expenses was mainly related to a reduction in consulting expenses.

Share of profits of equity accounted investee, after elimination of intercompany transactions, was approximately $2.4 million in the year ended December 31, 2015, compared to approximately $1.8 million in the year ended December 31, 2014. This increase is due to the commencement of operation of the Dorad Power Plant in May 2014.

Other income, net was approximately $0.02 million in the year ended December 31, 2015, compared to approximately $1.4 million in the year ended December 31, 2014. Other income was primarily attributable to compensation to be received in connection with a pumped storage project in the Gilboa, Israel initially recognized in 2014. The revaluation of such financial asset is recognized as other income for the year ended December 31, 2015.

Gain on bargain purchase was $0 for the year ended December 31, 2015, compared to approximately $4 million for the year ended December 31, 2014. The gain on bargain purchase recorded for the year ended December 31, 2014 resulted from the acquisition of the Murcia PV Plants on July 1, 2014, as more fully described below under the discussion of gain on bargain purchase for the year ended December 31, 2014 compared to the year ended December 31, 2013.

Financing income, net was approximately $0.6 million for the year ended December 31, 2015, compared to financing expenses, net of approximately $3.4 million for the year ended December 31, 2014. The change in financing income was mainly due to the reevaluation of our EUR/USD forward transactions, interest rate swap transactions and settlement of our currency interest rate swap transactions in the aggregate amount of approximately $5.6 million, partially offset by expenses resulting from exchange rate differences in the amount of approximately $1.8 million, approximately $0.8 million interest on loans and interest rate swap transactions and approximately $2.5 million interest and other costs in connection with our Series A Debentures.

Tax benefit was approximately $1.9 million in the year ended December 31, 2015, compared to taxes on income of approximately $0.2 million in the year ended December 31, 2014. The tax benefit for the year ended December 31, 2015 is a result of the application of a tax incentive by several of our Italian subsidiaries (“Tremonti- ambiente”).

Net income was approximately $7.3 million in the year ended December 31, 2015, compared to approximately $6.6 million in the year ended December 31, 2014.

Total other comprehensive loss was approximately $7.1 million for the year ended December 31, 2015, compared to approximately $12.3 million in the year ended December 31, 2014. The change was mainly due to presentation currency translation adjustments as a result of fluctuations in the Euro/USD exchange rates. Such loss is a result of the devaluation in the Euro against the U.S. Dollar of approximately 10.4% for the year ended December 31, 2015 and approximately 11.8% for the year ended December 31, 2014.

Total comprehensive income was approximately $0.2 million in the year ended December 31, 2015, compared to loss of approximately $5.6 million in the year ended December 31, 2014. The comprehensive income for the year ended December 31, 2015 was primarily due to the total other comprehensive loss of approximately $7.1 million for the period, which offset our net income of approximately $7.3 million for the period.

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

Share of profits of equity accounted investee, after elimination of intercompany transactions, was approximately $1.8 million in the year ended December 31, 2014, compared to losses of approximately $0.5 million in the year ended December 31, 2013. This increase is due to the commencement of the Dorad Power Plant commercial operations in May 2014.

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

Impact of Inflation and Fluctuation of Currencies

The annual rate of inflation in Israel was 1.8% in the year ended December 31, 2013, it decreased to 0.2% in the year ended December 31, 2014 and further decreased to a deflation of 1% in the year ended December 31, 2015.

 We hold cash and cash equivalents, marketable securities, short-term deposits and restricted cash in various currencies, including U.S. Dollar, Euro and NIS. Our investments in the Italian and Spanish PV Plants and in Dori Energy are denominated in Euro and NIS. Our Series A Debentures are denominated in NIS and the interest and principal payments are to be made in NIS, and the amounts we owe in connection with four of our PV Plants bears interest that is based on EURIBOR rate.  In addition, as our functional currency is the Euro, our balance sheet that is presented in U.S. Dollar, is exposed to changes due to fluctuations in the exchange rates. We therefore are affected by changes in the prevailing Euro/U.S. dollar and NIS/U.S. dollar exchange rates. We cannot predict the rate of appreciation/depreciation of the NIS or the Euro against the U.S. dollar in the future, and whether these changes will have a material adverse effect on our finances and operations.

The table below set forth the annual rates of appreciation (or depreciation) of the NIS against the U.S. dollar and of the Euro against the U.S. Dollar.

	Year ended December 31,
	2015	2014	2013

Appreciation (Depreciation) of the NIS against the Euro	11.3%	1.2%	2.9%

Appreciation (Depreciation) of the U.S. dollar against the Euro	11.6%	13.4%	(4.3)%

The representative Euro exchange rate was U.S. dollar 1.378 for one Euro on December 31, 2013, U.S. dollar 1.215 for one Euro on December 31, 2014 and U.S. dollar 1.088 for one Euro on December 31, 2015. The average exchange rates for converting the U.S. dollar to Euro during the years ended December 31, 2013, 2014 and 2015 were U.S. dollar 1.329, 1.329, and 1.11 for one Euro, respectively. The exchange rate as of March 1, 2016 was U.S. dollar 1.086 for one Euro.

The representative Euro exchange rate was NIS 4.782 for one Euro on December 31, 2013, NIS 4.725 for one Euro on December 31, 2014 and NIS 4.247 for one Euro on December 31, 2015. The average exchange rates for converting the NIS to Euro during the years ended December 31, 2013, 2014 and 2015 were NIS 4.797, 4.747 and 4.311 for one Euro, respectively. The exchange rate as of March 1, 2016 was NIS 4.237 for one Euro.

Our management determined that our functional currency is the Euro and elected the U.S. dollar as our reporting currency.

Items included in the financial statements of each of our subsidiaries and investee are measured using their functional currency. When a company’s functional currency differs from its parent’s functional currency that entity represents a foreign operation whose financial statements are translated so that they can be included in the consolidated financial statements as follows:

The assets and liabilities of foreign operations, including adjustments arising on acquisition, are translated at exchange rates at the reporting date. The income and expenses for each period presented in the statement of profit or loss and other comprehensive income (loss) are translated at average exchange rates for the presented periods; however, if exchange rates fluctuate significantly, income and expenses are translated at the exchange rates at the date of the transactions. Foreign currency differences are recognized in equity as a separate component of other comprehensive income (loss): "foreign currency translation adjustments".

For information concerning hedging transactions entered, see “Item 11: Quantitative and Qualitative Disclosures About Market Risk.”

Governmental Economic, Fiscal, Monetary or Political Policies or Factors that have or could Materially Affect our Operations or Investments by U.S. Shareholders

Governmental Regulations Affecting the Operations of our PV Plants

Our PV Plants are subject to comprehensive regulation and we sell the electricity produced by our PV Plants for rates determined by governmental legislation and to local governmental entities. Any change in the legislation that affects PV plants such as our PV Plants could materially adversely affect our results of operations. The continued economic crisis in Europe and specifically in Italy and Spain could cause the applicable legislator to reduce benefits provided to operators of PV plants or to revise the Feed-in-Tariff system that currently governs the sale of electricity in Italy and Spain. For more information see “Item 3.D: Risk Factors - Risks Related to the PV Plants” and “Item 4.B: Material Effects of Government Regulations on the PV Plants.”

Effective Israeli Corporate Tax Rate

         Israeli companies are generally subject to company tax on their taxable income. The applicable rate was 24% in 2011 and 25% in 2012 and 2013.

        On August 5, 2013, the Knesset passed the Law for Changes in National Priorities (Legislative Amendments for Achieving Budget Objectives in the Years 2013 and 2014), 2013, by which, inter alia, the corporate tax rate was set at a rate of 26.5% as from 2014.

On January 5, 2016 the Knesset passed an amendment to the Israeli Income Tax Ordinance, by which, inter alia, the corporate tax rate would be decreased to a rate of 25% as from 2016.

 As of December 31, 2015, we had tax loss carry-forwards in the amount of approximately NIS 140 million (approximately $36 million). Under current Israeli tax laws, tax loss carry-forwards do not expire and may be offset against future taxable income.

B.           Liquidity and Capital Resources

General

As of March 1, 2016, we held approximately $19.1 million in cash and cash equivalents, approximately $0.5 million in short-term restricted cash, approximately $6.5 million in marketable securities and approximately $5 million in long-term restricted cash.

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

We entered into the Leasing Agreements with Leasint, the Finance Agreement with Centrobanca and the Loan Agreement with UBI in connection with the financing of five of our Italian PV Plants (all as defined and more fully described below). In January 2014 and June 2014 we issued the Series A Debentures, as more fully described below. In addition, during 2011 we entered into a loan agreement with Unicredit S.p.A., or Unicredit, in connection with the financing of two of our Italian PV Plants (the underlying loan was repaid during 2014) and during 2013 we entered into a loan agreement with Israel Discount Bank Ltd. or the Discount Loan Agreement (the underlying loan was repaid during 2014). We currently have no agreements, commitments or understandings for additional financing, however we intend to finance the remainder of our PV Plants by bank loans or other means of financing.

As of December 31, 2015, we had working capital of approximately $23.4 million, compared to working capital of approximately $18.9 million as of December 31, 2014. In our opinion, our working capital is sufficient for our present requirements.

We currently invest our excess cash in cash and cash equivalents that are highly liquid and in short term deposits and marketable securities.

As of December 31, 2015, we had approximately $18.7 million of cash and cash equivalents, compared with approximately $15.8 million of cash and cash equivalents at December 31, 2014 and approximately $7.2 million of cash and cash equivalents at December 31, 2013. The increase in cash during the year ended December 31, 2015 was mainly due to proceeds in connection with the Loan Agreement with UBI. The increase in cash during the year ended December 31, 2014 was mainly attributable to funds raised in the offering of our Series A Debentures.

Project Finance

We executed several project finance agreements in connection with seven of the PV Plants (of which one loan in connection with two of our PV Plants was repaid during 2014) and may in the future exercise additional project finance agreements with respect to one or more of the remaining PV Plants. The following is a brief description of the project finance agreements that existed during the year ended December 31, 2015 in connection with several of the PV Plants.

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

In connection with the Leasing Agreements, Ellomay Luxemburg, our wholly-owned subsidiary and the parent company of Ellomay PV Five and Ellomay PV Six, (i) undertook not to transfer its holdings in these companies without the prior written consent of Leasint, (ii) provided a pledge on the shares it holds in such companies in favor of Leasint in order to guarantee the obligations of these companies under the respective Leasing Agreement and (iii) agreed to subordinate any receivables it may be entitled to receive from these companies. In connection with the Leasing Agreements and the foregoing undertakings by Ellomay Luxemburg, we undertook not to transfer more than 20% of our holdings of Ellomay Luxemburg without the prior written consent of Leasint.

As of December 31, 2015, all available funds under the Leasing Agreements, amounting to approximately Euro 6 million, were utilized.

Centrobanca (acquired by UBI in 2013)

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

As of December 31, 2015, all available funds under the Finance Agreement, amounting to approximately Euro 4.4 million, were utilized.

UBI

On June 29, 2015, Soleco S.r.l. entered into a loan agreement, or the Loan Agreement, with UBI Banca S.c.p.a., or UBI, pursuant to which it received financing amounting to approximately Euro 10.3 million, net of expenses capitalized in the amount of approximately Euro 0.4 million bearing interest at the Euribor 6 month rate plus a range of 2.85% per annum. The interest on the loan and principal are repaid semi-annually. The final maturity date of this loan is December 31, 2029.

The Loan Agreement provides for a default interest that will accrue upon the occurrence of certain events, including a delay in payments, acceleration, termination and withdrawal. The outstanding loan may be prepaid subject to certain conditions and subject to payment of 0.5% of the prepaid amount for the first two years. The Loan Agreement also provides for mandatory prepayment upon the occurrence of certain events, including in the event Ellomay Luxemburg ceases holding more than 51% of Soleco. The Loan Agreement includes various customary representations, warranties and covenants, including covenants to maintain certain financial ratios.

In connection with the Loan Agreement, Soleco provided securities to UBI, including a mortgage on the PV Plant and an assignment of receivables deriving from the project contracts (including the agreements with GSE).

In connection with the Loan Agreement, Ellomay Luxemburg, our wholly-owned subsidiary and the parent company of Soleco (i) provided a pledge on the shares it holds in this company in favor of UBI in order to guarantee the obligations of this company under the Loan Agreement and related documents and (ii) agreed to the subordination of any receivables it may be entitled to receive from this company. In addition, we and Ellomay Luxemburg entered into an equity contribution agreement with Soleco and we provided a parent company guarantee in the amount of Euro 1 million with respect to certain events.

As of December 31, 2015, all available funds under the Loan Agreement, amounting to approximately Euro 10.7 million, were utilized.

Unicredit

On December 20, 2011, Ellomay PV Two S.r.l., our wholly-owned Italian subsidiary that is the PV Principal for the Giaché and Massaccesi PV Plants, entered into a loan agreement with Unicredit. Pursuant to the loan agreement, Ellomay PV Two received a line of credit up to an amount of Euro 5.047 million bearing interest at the EURIBOR 6 month rate plus a range of 5.15%-5.35% per annum, depending on the period in which interest is accrued during the term of the loan agreement. The principal and interest on the loan were due to be repaid semi-annually. The final maturity date of this loan was originally December 31, 2029. As of December 31, 2013, all available funds under the Loan Agreement, amounting to approximately Euro 5 million, were utilized and as of December 31, 2014 all outstanding amounts under this loan agreement were repaid by us in full.

Other Financing Activities

Series A Debentures

On January 13, 2014, we issued NIS 120 million (approximately $34.4 million, as of the issuance date) of unsecured non-convertible Series A Debentures due December 31, 2023 through a public offering that was limited to residents of Israel at a price of NIS 973 per unit (each unit comprised of NIS 1,000 principal amount of Series A Debentures). The Series A Debentures bear fixed interest at the rate of 4.6% per year and are not linked to the Israeli CPI or otherwise. The gross proceeds of the offering were approximately NIS 116.8 million (approximately $33.5 million, at the date of issuance) and the net proceeds of the offering, net of related expenses such as consultancy fee and commissions were approximately NIS 114.7 million (approximately $32.9 million). During June 2014, we issued Series A Debentures in an aggregate par value of NIS 80.341 million to Israeli classified investors in a private placement. The gross proceeds of the private placement were approximately NIS 81.1 million (approximately $23.6 million, at the date of issuance) at a price of NIS 1,010 per unit and the net proceeds of the offering, net of related expenses such as consultancy fee and commissions and interest paid on these additional Series A Debentures in June 2014 were NIS 78.9 million (approximately $22.9 million). The Series A Debentures are traded on the TASE and have been rated ilA-, on a local scale, by Standard & Poor’s Maalot Ltd. For additional information concerning the Series A Debentures see “Item 10.C: Material Contracts.”

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

For further information concerning the Series A Deed of Trust, see “Item 10.C: Material Contracts” and the Series A Deed of Trust is included as exhibit 4.24 to this annual report.

Discount Bank Loan

On June 20, 2013, we entered into the Discount Loan Agreement. Pursuant to the Discount Loan Agreement, we received an amount of Euro 13.5 million (approximately $17.7 million) for a period of 18 months, bearing interest at the EURO LIBOR 3 month rate plus 4.5%. The Discount Loan Agreement includes several pledges on our assets and undertakings, as are set forth in Note 9 of the consolidated financial statements included in this report. The Discount Loan Agreement permits early repayment without penalties. In January 2014, we repaid EUR 12.8 million and in April 2014 we repaid the remaining EUR 0.7 million using part of the proceeds received from the offering of our Series A Debentures.

Cash flows

The following table summarizes our cash flows for the periods presented:

	Year ended December 31,
	2015	2014	2013
	(U.S. dollars in thousands)
Net cash provided by operating activities	$4,911	$3,336	$6,389
Net cash used in investing activities	(4,485)	(16,065)	(42,779)
Net cash provided by financing activities	4,444	24,938	9,874
Exchange differences on balances of cash and cash equivalents	(1,911)	(3,689)	462
Increase (decrease) in cash and cash equivalents	2,959	8,520	(26,054)
Cash and cash equivalents at beginning of year	15,758	7,238	33,292
Cash and cash equivalents at end of year	18,717	15,758	7,238

Operating activities

In the year ended December 31, 2015, we had net income of approximately $7.3 million. Net cash provided by operating activities was approximately $4.9 million, primarily due to collection of revenue from the sale of electricity by our PV Plants.

In the year ended December 31, 2014, we had net income of approximately $6.6 million. Net cash provided by operating activities was approximately $3.3 million, primarily due to collection of revenue from the sale of electricity by our PV Plants.

In the year ended December 31, 2013, we had net income of approximately $10.1 million. Net cash provided by operating activities was approximately $6.4 million, primarily due to collection of revenue from the sale of electricity by our PV Plants, VAT refunds received in Italy and Spain and the enforcement of bonds received from one of our contractor’s in Italy as part of its obligations under the EPC agreements.

Investing activities

Net cash used in investing activities was approximately $4.5 million in the year ended December 31, 2015, primarily attributable to the exercise of the first option to acquire additional share capital of Dori Energy.

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

Financing activities

Net cash provided by financing activities in the year ended December 31, 2015 was approximately $4.4 million, deriving primarily from proceeds in connection with the Loan Agreement with UBI, partially offset by principal and interest repayments to our Series A Debentures holders and the repurchase of our ordinary shares.

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

During 2015, we entered into the UBI Loan Agreement. For more information concerning the Loan Agreement, see “UBI’ under “Project Finance” above and note 11 to the financial statements included in this Report.

During 2014, we issued the Series A Debentures. For more information concerning the Series A Debentures, see “Series A Debentures” under “Other Financing Activities” above and note 12 to the financial statements included in this Report.

As of December 31, 2015 we were not in default under any financial covenants pursuant to the agreements with Centrobanca, UBI and Leasint and under the terms of the Series A Deed of Trust.

As of December 31, 2015, our total current assets amounted to approximately $33.5 million, of which approximately $18.7 million was in cash and cash equivalents and approximately $6.5 million was in marketable securities, compared with total current liabilities of approximately $10.1 million

As of December 31, 2014, our total current assets amounted to approximately $29.8 million, of which approximately $15.8 million was in cash and cash equivalents, approximately $3.6 million was in marketable securities and approximately $4 was in short-term deposits, compared with total current liabilities of approximately $10.9 million. Our assets held in cash equivalents are held in money market accounts and short-term deposits, substantially all of which are highly liquid investments that are readily convertible to cash with original maturities of three months or less at the date acquired.

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

C.           Research and Development, Patents and Licenses, etc.

We did not conduct any research and development activities in the years ended December 31, 2013, 2014 and 2015.

D.           Trend Information

We operate in the Italian and Spanish photovoltaic markets and in the Israeli energy market through our ownership of twelve PV Plants in Italy, four PV Plants in Spain and 49% of the issued and outstanding shares of Dori Energy. Our PV Plants are all operational and connected to the Italian and Spanish national grids, as applicable. However, (i) as we acquired the Veneto PV Plants only during 2013, our results for 2013 do not reflect a full year of operations of such PV Plants, (ii) as we acquired the Murcia PV Plants only during 2014, our results for 2014 do not reflect a full year of operations of such PV Plants and (iii) as we acquired the 15% minority interest in Ellomay Spain only during 2015 our results for 2015 do not reflect a full year of operations of such PV Plant under a wholly-owned subsidiary. In addition, the Dorad Power Plant only commenced operations during 2014 and therefore our results for 2014 do not reflect a full year of operations of the Dorad Power Plant.

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

F.           Tabular Disclosure of Contractual Obligations

The following table of our material contractual obligations as of December 31, 2015, summarizes the aggregate effect that these obligations are expected to have on our cash flows in the periods indicated:

Payments due by period (in thousands of U.S. dollars)
Contractual Obligations*	Total	Less than 1 year	1 – 3 years	3 – 5 years	more than 5 years
Finance lease obligations (including current maturities) (1)	6,260	511	1,021	1,019	3,709
Long-term loans (including current maturities) (1)	16,728	1,173	2,414	2,640	10,501
Long-term rent obligations (2)	4,279	320	487	466	3,006
Debentures (including current maturities) (1)	49,578	7,024	13,339	12,395	16,820
SWAP contracts	2,830	486	823	623	898
FW contracts	3,615	-	3,615	-	-
Total	79,675	9,514	18,084	17,143	34,934
______________________
*	For contractual obligations related to our investment in the Italian and Spanish photovoltaic market, please refer to Item 4.
(1)	These amounts include future payments of interest.
(2)	Includes land lease agreements of our Italian and Spanish subsidiaries. Rent until April 2017 of our offices in Tel Aviv is also included.

ITEM 6: Directors, Senior Management and Employees

A.           Directors and Senior Management

The following table sets forth certain information with respect to our directors and senior management, as of March 1, 2016:

Name	Age	Position with Ellomay

Shlomo Nehama(1)(2)	61	Chairman of the Board of Directors
Ran Fridrich(1)(2)(3)	63	Director and Chief Executive Officer
Hemi Raphael(1)(2)	64	Director
Anita Leviant(1)(3)(4)(5)	61	Director
Barry Ben Zeev(4)(5)(6)	64	Director
Mordechai Bignitz(4)(5)(6)	64	Director
Kalia Weintraub	37	Chief Financial Officer
Ori Rosenzweig	39	Chief Investment Officer
______________________
(1)
Elected pursuant to the Shareholders Agreement, dated as of March 24, 2008, between S. Nechama Investments(2008) Ltd. and Kanir Joint Investments (2005) Limited Partnership (See “Item 7.A: Major Shareholders”).

(2)	Provides management services to the Company pursuant to a Management Services Agreement (See “Item 6.B: Compensation”).
(3)	Member of our Advisory Committee.
(4)	Independent Director pursuant to the NYSE MKT rules.
(5)	Member of our Audit and Compensation Committees.
(6)	External Director pursuant to the Companies Law.

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

Anita Leviant has served as a director of Ellomay since March 2008. Ms. Leviant heads LA Global Consulting, a practice specializing in representing and consulting global oriented companies in IPO process. LAGC represents and consults investors and corporations on business and regulatory issues, in Fintech and Cyber investments , in cross border and financial transactions, banking and capital markets. LAGC provides through its Tel Aviv head office and its London based subsidiary soft lending for overseas l business in  Israel and in  the UK. For a period of twenty years, until 2006, Ms. Leviant held several senior positions with Hapoalim Banking group including EVP Deputy Head of Hapoalim Europe and Global Private Banking and EVP General Global Counsel of the group, and served as a director in the overseas subsidiaries of Bank Hapoalim. Prior to that, Ms. Leviant was an associate in GAFNI & CO. Law Offices in Tel Aviv where she specialized in Liquidation, Receivership and Commercial Law and was also a Research Assistant to the Law School Dean in the Tel Aviv University specialized in Private International Law. Ms. Leviant holds a LL.B degree from Tel Aviv University Law School and is a member of both the Israeli and the New York State Bars. Ms. Leviant currently also serves as President of the Israel-British Chamber of Commerce, Council Member of the UK- Israel Tech Council, Board Member of the Federation of Bi-Lateral Chambers of Commerce and a Co-Founder of the Center for Arbitration and Dispute Resolutions Ltd. Ms. Leviant is a certified mediator.

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

Ori Rosenzweig has served as our Chief Investment Officer since November 2014. Prior to joining Ellomay, Mr. Rosenzweig was the head of Cash Management at Bank Leumi Le-Israel B.M. (TASE: LUMI), one of Israel’s largest banks, from 2013 through 2014, the VP Finance at AFI Investments, one of the largest international real-estate developers in Israel (TASE: AFIL) from 2009 through 2013 and a senior manager at GSE financial consulting from 2002 through 2008. Mr. Rosenzweig holds a MBA degree from the Tel Aviv University and a BA degree in business and international relations from the Hebrew University.

There are no family relationships among any of the directors or members of senior management named above.

In June 2015 we appointed Mr. Yaniv Friedman as Head of Business Development & Strategy & Deputy CEO and in October 2015 Mr. Freidman completed his service.

B.           Compensation

General

Salaries, fees, commissions and bonuses paid or accrued with respect to all of our directors and senior management as a group in the fiscal year ended December 31, 2015 was approximately $0.8 million, including an amount of approximately $0.1 million related to pension, retirement and other similar benefits. These figures do not include the compensation of Messrs. Shlomo Nehama, Ran Fridrich and Hemi Raphael, all of whom are members of our Board that are currently compensated pursuant to the Management Services Agreement (see “Item 10.C: Material Contracts”) and have, in connection with such agreement, waived their right to receive the compensation, including options, paid to our directors.

The table below reflects the terms of service and employment of our five most highly compensated “office holders” (as such term is defined in the Companies Law) during or with respect to the year ended December 31, 2015. All amounts reported in the table below are as recognized in our financial statements for the year ended December 31, 2015.

	Salary(1)	Management Fees		Bonus	Share-Based Payment(2)	Total
Name and Position	(US$ in thousands)
Shlomo Nehama, Chairman of the Board	-	200	(3)	-	-	200	(3)
Ran Fridrich, CEO and Director	-	100	(3)(4)	-	-	100	(3)(4)
Hemi Raphael, Director	-	100	(3)(4)	-	-	100	(3)(4)
Kalia Weintraub, Chief Financial Officer		207		-	-	207
Ori Rosenzweig, Chief Investment Officer		211		-	-	211
_____________________________
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

(2)
Represents the equity-based compensation expenses recorded in our consolidated financial statements for the year ended December 31, 2015. For a discussion of the assumptions used in reaching this valuation, see Note 16 to our consolidated financial statements.

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

Other than options granted to members of our Board of Directors, there are no outstanding options to purchase ordinary shares that were granted during 2015. For more information see “Item 6.E: Share Ownership.”

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

Compensation of Non-Executive Directors

        As approved by our shareholders, we pay our non-executive directors (Anita Leviant, Barry Ben Zeev and Mordechai Bignitz) remuneration for their services as directors. During 2010 and thereafter, based on the approval by our shareholders at our annual general meeting of shareholders held on December 30, 2009 and on June 20, 2012, our current and future directors have been and would in the following years be paid the minimum fees permitted by the Companies Regulations (Rules for Compensation and Expenses of External Directors), 5760-2000, or the Compensation Regulations. The Compensation Regulations set forth a range of fees that may be paid by Israeli public companies to their external directors, depending upon each company’s equity based on the most recent financial statements. The current minimum cash amounts permitted to be paid to our external directors pursuant to the Compensation Regulations, are an annual fee of NIS 52,585 (equivalent to approximately $13,476, as of March 1, 2016) and an attendance fee of NIS 1,860 (equivalent to approximately $477) per meeting (board or committee). These amounts are updated twice a year based on increases in the Israeli Consumer Price Index. According to the Compensation Regulations, which we apply to all our non-executive directors, the directors are entitled to 60% of the meeting fee if they participated at the meeting by teleconference and not in person, and to 50% of the meeting fee if resolutions were approved in writing, without convening a meeting.

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

The term of each option granted under the 1998 Plan is 10 years from the applicable date of grant and such options may be terminated earlier upon certain circumstances, such as the expiration of three months from the date of the director’s termination of service on our Board (subject to extension and certain exceptions pursuant to the terms of the 1998 Plan). Pursuant to the original terms of the 1998 Plan, all options granted under the 1998 Plan were fully vested immediately upon the date of grant. In connection with the adoption of our compensation policy in 2013, the 1998 Plan was amended to provide that options granted under the 1998 Plan will become exercisable based on the vesting schedule determined in the approvals of the option grant. At our 2013 Shareholders Meeting, our shareholders, following the approval of our Compensation Committee and Board of Directors, approved an amendment to the vesting terms of future option grants to our non-employee directors so that the options granted to these directors will vest in one installment on the first anniversary of the grant date of the options.

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

Our Compensation Policy is designed to support the achievement of our long term work plan goals and ensure that: (i) officer’s interests are as closely as possible aligned with the interests of our shareholders; (ii) the correlation between pay and performance will be enhanced; (iii) we will be able to recruit and retain top level senior managers capable of leading us to further business success and facing the challenges ahead; (iv) officers will be motivated to achieve a high level of business performance without taking unreasonable risks; and (v) an appropriate balance will be established between different compensation elements – fixed vs. variable, short term vs. long term and cash payments vs. equity based compensation. Our Compensation Policy is filed by us as Exhibit 4.19 under Item 19.

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

C.           Board Practices

We are a “controlled company” as defined in Section 801 of the NYSE MKT Company Guide. As a result, we are exempt from certain of the NYSE MKT corporate governance requirements, including the requirement that a majority of the board of directors be independent, the requirement applicable to the nomination process of directors and the requirements applicable to the determination or recommendation of executive compensation by a committee comprised of independent directors or by a majority of the independent directors and the additional requirements concerning compensation committee independence, compensation advisor engagement and independence.

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

Terms of Directors

Our Board currently consists of six members, including two external directors. Pursuant to our Articles, unless otherwise prescribed by resolution adopted at a general meeting of our shareholders, our Board shall consist of not less than four (4) nor more than eight (8) directors (including the external directors). Except for our two external directors, the members of our Board are elected annually at our annual shareholders’ meeting and remain in office until the next annual shareholders’ meeting, unless the director has previously resigned, vacated his office, or was removed in accordance with the Articles. The most recent annual meeting was held on June 18, 2015. In addition, the Board may elect additional members to the Board, to serve until the next shareholders’ meeting, so long as the number of directors on the Board does not exceed the maximum number established according to our Articles.

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

Independent Directors pursuant to the NYSE MKT Requirements

In general, the NYSE MKT Company Guide requires that a NYSE MKT listed company have a majority of independent directors , as defined under the NYSE MKT Company Guide, on its board of directors. Because we are a “controlled company” as defined in Section 801 of the NYSE MKT Company Guide, we are exempt from this requirement. If the “controlled company” exemption would cease to be available to us under the NYSE MKT Company Guide, we may instead elect to follow Israeli law.

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

Our Audit Committee, acting pursuant to a written charter adopted based on the requirements of the Companies Law, the rules promulgated under the Exchange Act and the NYSE MKT Company Guide, currently consists of Barry Ben Zeev, who is also the chairman of the Audit Committee, Mordechai Bignitz and Anita Leviant. The members of our Audit Committee satisfy the respective “independence” requirements of the Securities and Exchange Commission, NYSE MKT and Israeli law for audit committee members. During 2015, our Audit Committee met at least once each quarter.

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

Our Audit Committee provides assistance to our Board in fulfilling its legal and fiduciary obligations in matters involving our accounting, auditing, financial reporting, internal control and legal compliance functions by approving the services performed by our independent accountants and reviewing their reports regarding our accounting practices and systems of internal accounting controls. Under the Sarbanes-Oxley Act of 2002, the Audit Committee is also responsible for the appointment, compensation, retention and oversight of our independent accountants and takes those actions as it deems necessary to satisfy itself that the accountants are independent of management. However, under the Companies Law the appointment of independent auditors requires the approval of our shareholders, accordingly, the appointment of the independent auditors is approved and recommended to the shareholders by our Audit Committee and Board and ratified by the shareholders. Furthermore, pursuant to our Articles, our shareholders have the authority to determine the compensation of the independent auditors (or empower the Board to establish their remuneration, as they have in the annual shareholders meeting held during 2015) and such compensation is approved by our Board following a recommendation of the Audit Committee.

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

Our Compensation Committee replaced our former Stock Option and Compensation Committee that was established to administer and oversee the allocation and distribution of stock options under our stock option plans. In February 2016, the Companies Law was amended to provide that an audit committee that meets the criteria for the composition of a compensation committee, such as our Audit Committee, can also act as the compensation committee.

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

The Israeli Securities Law, 5728-1968, or the Securities Law, and the Companies Law, authorize the Israeli Securities Authority to impose administrative sanctions against companies and their office holders for certain violations of the Israeli Securities Law or the Companies Law. These sanctions include monetary sanctions and certain restrictions on serving as a director or senior officer of a public company for certain periods of time. The maximum amount of the monetary sanctions that could be imposed upon individuals is a fine of NIS 1,000,000 (equivalent to approximately US$256,279, as of March 1, 2016), plus payments to persons who suffered damages as a result of the violation in an amount equal to the higher of: (i) compensation for damages suffered by all injured persons, up to 20% of the fine imposed on the violator, or (ii) the amount of profits earned or losses avoided by the violator as a result of the violation, up to the amount of the applicable monetary sanction.

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

At the annual shareholders meeting held on June 20, 2012, our shareholders authorized us to revise the indemnification and insurance provisions of our Articles to reflect recent amendments to the Companies Law and Securities Law and further authorized us, following the approval of our Audit Committee and Board, to provide indemnification undertakings to each of our current and future directors and officers that reflect the revisions to the Articles. Such approval also included the requisite majority required to approve the provision of indemnification undertakings to our Board members who are also deemed to be “controlling shareholders,” Messrs. Nehama, Fridrich and Raphael. At the annual shareholders meeting held on June 18, 2015, our shareholders approved, following the approval of our Compensation Committee, to grant and renew the indemnification undertakings to current and future office holders deemed to be “controlling shareholders.”

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

At the annual shareholders meeting held on October 27, 2004, our shareholders authorized us to exempt our directors and officers in advance from liability to us, in whole or in part, for a breach of the duty of care. The form of exemption letter was approved at the annual shareholders meeting held on October 27, 2005 and amendments were approved at the annual shareholders meeting held on December 30, 2009. We have extended such exemption letters to all our directors and some officers. With respect to our directors who are deemed to be “controlling shareholders”, Shlomo Nehama, Ran Fridrich and Hemi Raphael, special shareholder approval was sought and received, most recently at our annual shareholder meeting held on June 18, 2015. Based on the previous approvals of our Audit Committee, Compensation Committee, Board and shareholders, any of our future directors shall also receive such exemption letter.

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

        At our annual shareholder meeting held on June 18, 2015, our shareholders approved, following the approval of our Compensation Committee and Board, the increase in the coverage of our directors’ and officers’ liability insurance to $15 million, and any renewals, extensions or substitutions of such increased coverage policy. Based on these approvals, we have obtained directors’ and officers’ liability insurance covering our directors and officers.

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

D.           Employees

As of December 31, 2015, we had ten (10) employees and independent contractors compared to nine (9) employees and independent contractors as of December 31, 2014 and ten (10) employees and independent contractors as of December 31, 2013. As of December 31, 2015, all of our employees and independent contractors were in management, finance and administration and all, other than one independent contractor located in Italy, were located in Israel.

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

         Israeli labor laws and regulations are applicable to our employees located in Israel. Israeli labor laws govern, among other things, the length of the workday, minimum wages for employees, procedures for hiring and dismissing employees, annual leave and sick days. In addition, the Israeli Severance Pay Law, 1963, or the Severance Pay Law, generally requires the payment of severance pay equal to one month’s salary, based on the most recent salary, for each year of employment or a prorated portion thereof upon the termination of employment of an employee. Unless otherwise indicated in the employment agreement or otherwise required by applicable law and labor orders, the employee is not entitled to severance pay in the event she or he willingly resigns. In order to fund, or partially fund as hereinafter explained, any future liability in connection with severance pay, we make payments equal to 8.33% of the employee’s salary every month, to various managers’ insurance policies or similar financial instruments.

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

E.           Share Ownership

Beneficial Ownership of Executive Officers and Directors

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as of March 1, 2016, of (i) each of our directors and (ii) each member of our senior management. All of the information with respect to beneficial ownership of the ordinary shares is given to the best of our knowledge and has been furnished in part by the respective directors and members of senior management.

Name of Beneficial Owner	Number of Shares Beneficially Held (1)	Percent of Class
Shlomo Nehama(2)(5)	4,016,842	37.6%
Hemi Raphael(3)(5)	3,240,921	30.4%
Ran Fridrich(4)(5)	2,903,184	27.2%
Anita Leviant(6)	*	*
Barry Ben Zeev(6)	*	*
Mordechai Bignitz(6)	*	*
Kalia Weintraub	-	-
Ori Rosenzweig	-	-
______________________________
* Less than one percent of the outstanding ordinary shares. See additional details below.

(1)
As used in this table, “beneficial ownership” means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security. For purposes of this table, a person is deemed to be the beneficial owner of securities that can be acquired within 60 days from March 1, 2016 through the exercise of any option or warrant. Ordinary shares subject to options or warrants that are currently exercisable or exercisable within 60 days are deemed outstanding for computing the ownership percentage of the person holding such options or warrants, but are not deemed outstanding for computing the ownership percentage of any other person. The amounts and percentages are based upon 10,677,936 ordinary shares outstanding as of March 1, 2016. This number of outstanding ordinary shares does not include a total of 255,618 ordinary shares held at that date as treasury shares under Israeli law, all of which were repurchased by us. For so long as such treasury shares are owned by us they have no rights and, accordingly, are neither eligible to participate in or receive any future dividends which may be paid to our shareholders nor are they entitled to participate in, be voted at or be counted as part of the quorum for, any meetings of our shareholders.

(2)
According to information provided by the holders, the 4,016,842 ordinary shares beneficially owned by Mr. Nehama consist of: (i) 3,551,869 ordinary shares held by Nechama Investments, an Israeli company, which constitute approximately 33.3% of our outstanding ordinary shares, and (ii) 464,973 ordinary shares held directly by Mr. Nehama, which constitute approximately 4.4% of our outstanding ordinary shares. Mr. Nehama, as the sole officer, director and shareholder of Nechama Investments, may be deemed to indirectly beneficially own any ordinary shares beneficially owned by Nechama Investments, which constitute (together with the shares held directly by him) approximately 37.6% of our outstanding ordinary shares.

(3)
The 3,240,921 ordinary shares beneficially owned by Mr. Raphael consist of: (i) 2,786,397 ordinary shares held by Kanir, which constitute approximately 26.1% of our outstanding share capital, (ii) 314,514 ordinary shares held by a BVI private company wholly-owned by Mr. Raphael, which constitute approximately 3% of our outstanding shares and (iii) 140,010 ordinary shares held directly by Mr. Raphael, which constitute approximately 1.3% of our outstanding shares. Mr. Raphael, by virtue of his position as a director and majority shareholder of Kanir Investments Ltd., or Kanir Ltd., the general partner in Kanir, and his position as a limited partner in Kanir, may be deemed to indirectly beneficially own the ordinary shares beneficially owned by Kanir. Mr. Raphael disclaims beneficial ownership of the shares held by Kanir, except to the extent of his pecuniary interest therein, if any. In addition, Mr. Raphael, as the sole shareholder of such private company, may be deemed to indirectly beneficially own any ordinary shares beneficially owned by the BVI private company.

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

(5)
By virtue of the 2008 Shareholders Agreement between Nechama Investments and Kanir (see “Item 7.A: Major Shareholders”), Mr. Nehama, Nechama Investments, Kanir and Messrs. Raphael and Fridrich may be deemed to be members of a group that holds shared voting power with respect to 6,338,266 ordinary shares, which together constitute approximately 59.4% of our outstanding ordinary shares, and holds shared dispositive power with respect to 5,349,646 ordinary shares, which constitute 50.1% of our outstanding ordinary shares. Accordingly, taking into account the shares directly held by Messrs. Nehama, Raphael (taking into account also shares held by the private company wholly-owned by him) and Fridrich, they may be deemed to beneficially own approximately 63.7%, 63.6% and 60.5%, respectively, of the outstanding ordinary shares. Mr. Nehama and Nechama Investments both disclaim beneficial ownership of the ordinary shares beneficially owned by Kanir and Kanir Ltd., Kanir and Messrs. Raphael and Fridrich all disclaim beneficial ownership of the shares held by Nechama Investments.

(6)	Our directors who are not subject to Management Services Agreement currently hold, in the aggregate, options currently exercisable into 18,502 ordinary shares.

Our directors currently hold, in the aggregate, options to purchase 19,502 ordinary shares. The options have a weighted average exercise price of approximately $7.19 per share and have expiration dates until 2025. During the years ended December 31, 2013, 2014 and 2015 each of Anita Leviant, Barry Ben Zeev and Mordechai Bignitz, all members of our Board, were granted options to purchase 1,000 shares (on August 1 of each of such years) under the 1998 Plan. The exercise price for the underlying shares of such options is the “Fair Market Value” (as defined in the 1998 Plan) of our ordinary shares at the date of grant. The options expire ten years after their grant date. The options granted to directors under the 1998 Plan have exercise prices ranging from $4.7 to $9.37 per share, with various expiration dates. As described above under “Compensation - Compensation of Non-Executive Directors”, the options granted to our directors (for Ms. Leviant commencing in 2012 and for our external directors commending in 2016) vest on the first anniversary of the grant date. Of the options held by our directors, options to purchase 18,502 ordinary shares are currently exercisable and the balance will become exercisable on August 1, 2016.

None of our officers currently hold options to purchase our ordinary shares.

On July 14, 2014, we announced the passing away of our former director, Oded Akselrod, and in May 2015, his estate exercised options to acquire 7,998 shares. We received an aggregate amount of approximately $0.1 as consideration in connection with the exercise of those options. Mr. Yaniv Friedman, who served as our Head of Business Development & Strategy & Deputy CEO, was granted options to purchase 214,357 ordinary shares, at exercise prices ranging $8.78-11 per share. None of these options were vested at the time of Mr. Friedman’s departure and therefore all options granted to him have expired. In August 2015, Eran Zupnik, who previously served as our EVP of Business Development exercised options to purchase 132,195 shares. We received an aggregate amount of approximately $1.1 million as consideration in connection with the exercise of those options. Mr. Zupnik’s remaining options expired.

Outstanding Options

1998 Share Option Plan for Non-Employee Directors

For more information concerning our 1998 Share Option Plan for Non-Employee Directors see “Item 6.B: Compensation.”

As of January 1, 2015, December 31, 2015 and March 1, 2016, there were 41,081, 38,083 and 38,083 ordinary shares, respectively, available for future grants under the 1998 Plan.

2000 Stock Option Plan

In 2000, we adopted the 2000 Stock Option Plan, or the 2000 Plan, to provide for grants of service and non-employee options to purchase ordinary shares to our officers, employees, directors and consultants. The 2000 Plan provides that it may be administered by the Board, or by a committee appointed by the Board, and is currently administered by our Board.

As amended, the 2000 Plan provides for the issuance of 1,772,459 ordinary shares. During 2008 we repurchased options to acquire approximately 990,000 ordinary shares from employees and such options were canceled, decreasing the amount of shares reserved for issuance the 2000 Plan. The 2000 Plan, as amended, currently terminates on August 31, 2018.

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

As of March 1, 2016, there were no outstanding options under the 2000 Plan. The number of additional ordinary shares available for issuance under the 2000 Plan, as of January 1, 2015, December 31, 2015 and March 1, 2016, was 594,885, 595,009 and 595,009, respectively.

ITEM 7: Major Shareholders and Related Party Transactions

A.           Major Shareholders

The following table sets forth information regarding the beneficial ownership of our ordinary shares as of March 1, 2016, by each person known by us to be the beneficial owner of 5.0% or more of our ordinary shares. Each of our shareholders has identical voting rights with respect to its shares. All of the information with respect to beneficial ownership of the ordinary shares is given to the best of our knowledge based on public filings by the shareholders (the most recent is a Schedule 13D/A filed on September 3, 2013) and on information provided by them.

	Ordinary Shares Beneficially Owned(1)	Percentage of Ordinary Shares Beneficially Owned

Shlomo Nehama (2)(5)	4,016,842	37.6%
Kanir Joint Investments (2005) Limited Partnership (3)(4)(5)(6)	2,786,397	26.1%
___________________________
* Represents beneficial ownership of less than 1% of ordinary shares.
(1)
As used in this table, “beneficial ownership” means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security as determined pursuant to Rule 13d-3 promulgated under the U.S. Securities Exchange Act of 1934, as amended. For purposes of this table, a person is deemed to be the beneficial owner of securities that can be acquired within 60 days from March 1, 2016 through the exercise of any option or warrant. Ordinary shares subject to options or warrants that are currently exercisable or exercisable within 60 days are deemed outstanding for computing the ownership percentage of the person holding such options or warrants, but are not deemed outstanding for computing the ownership percentage of any other person. The amounts and percentages are based on a total of 10,677,936 ordinary shares outstanding as of March 1, 2016. This number of outstanding ordinary shares does not include a total of 255,618 ordinary shares held at that date as treasury shares under Israeli law, all of which were repurchased by us. For so long as such treasury shares are owned by us they have no rights and, accordingly, are neither eligible to participate in or receive any future dividends which may be paid to our shareholders nor are they entitled to participate in, be voted at or be counted as part of the quorum for, any meetings of our shareholders.

(2)
The 4,016,842 ordinary shares beneficially owned by Mr. Nehama consist of: (i) 3,551,869 ordinary shares held by Nechama Investments, which constitute approximately 33.3% of our outstanding ordinary shares and (ii) 464,973 ordinary shares and held directly by Mr. Nehama, which constitute approximately 4.4% of our outstanding ordinary shares. Mr. Nehama, as the sole officer, director and shareholder of Nechama Investments, may be deemed to indirectly beneficially own any ordinary shares owned by Nechama Investments, which constitute (together with his shares) approximately 37.6% of our outstanding ordinary shares.

(3)
Kanir is an Israeli limited partnership. Kanir Ltd., in its capacity as the general partner of Kanir, has the voting and dispositive power over the ordinary shares directly beneficially owned by Kanir. As a result, Kanir Ltd. may be deemed to indirectly beneficially own the ordinary shares beneficially owned by Kanir. Messrs. Hemi Raphael and Ran Fridrich, who are members of our Board of Directors, are the sole directors of Kanir Ltd. and Mr. Raphael is a majority shareholder of Kanir Ltd. As a result, Messrs. Raphael and Fridrich may be deemed to indirectly beneficially own the ordinary shares beneficially owned by Kanir, which constitute, together with their holdings as set forth in footnote (4), 30.4% and 27.2%, respectively, of our outstanding ordinary shares. Kanir Ltd. and Messrs. Raphael and Fridrich disclaim beneficial ownership of such ordinary shares except to the extent of their respective pecuniary interest therein, if any.

(4)
Mr. Raphael beneficially owns 454,524 ordinary shares, consisting of: (i) 314,514 ordinary shares held by a BVI private company wholly-owned by Mr. Raphael, which constitute approximately 3% of our outstanding shares and (ii) 140,010 ordinary shares held directly by Mr. Raphael, which constitute approximately 1.3% of our outstanding shares. Mr. Raphael, as the sole officer, director and shareholder of such private company, may be deemed to indirectly beneficially own any ordinary shares beneficially owned by such private company, which constitute (together with the shares held directly by him) approximately 4.3% of our outstanding ordinary shares. Mr. Fridrich directly owns 116,787 ordinary shares, which constitute approximately 1.1% of our outstanding shares.

(5)
By virtue of the 2008 Shareholders Agreement, Mr. Nehama, Nechama Investments, Kanir, Kanir Ltd., and Messrs. Raphael and Fridrich may be deemed to be members of a group that holds shared voting power with respect to 6,338,266 ordinary shares, which constitute approximately 59.4% of our outstanding ordinary shares, and holds shared dispositive power with respect to 5,349,646 ordinary shares, which constitute 50.1% of the outstanding ordinary shares. Accordingly, taking into account the shares directly held by Messrs. Nehama, Raphael (taking into account also shares held by the private company wholly-owned by him) and Fridrich, they may be deemed to beneficially own approximately 63.7%, 63.6% and 60.5%, respectively, of our outstanding ordinary shares. Each of Mr. Nehama and Nechama Investments disclaims beneficial ownership of the ordinary shares beneficially owned by Kanir. Each of Kanir, Kanir Ltd. and Messrs. Raphael and Fridrich disclaims beneficial ownership of the ordinary shares beneficially owned by Nechama Investments. A copy of the 2008 Shareholders Agreement was filed with the Securities and Exchange Commission, or the SEC, on March 31, 2008 as Exhibit 14 to an amendment to a Schedule 13D and is not incorporated by reference herein.

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

On July 23, 2013, we entered into a transaction with Mr. Zohar Zisapel, who at the time held approximately 8% of our outstanding shares, in an effort to increase the “public float” of our outstanding shares in connection with the possible listing of our shares on the Tel Aviv Stock Exchange. Pursuant to the transaction, Mr. Zisapel agreed to hold no more than 4.99% of our outstanding shares for a period of one year in consideration for the issuance of a warrant to purchase the amount of shares sold by Mr. Zisapel in order to reduce his holdings to less than 5.0%. On August 9, 2013, we issued Mr. Zisapel a warrant to purchase 308,427 ordinary shares at an exercise price of $7.97 per share, or the Warrant. On August 12, 2013, Mr. Zisapel filed an amendment to his Schedule 13G with the SEC, noting that his holdings in our ordinary shares decreased below 5.0%. The Warrant included a contractual provision that prohibits Mr. Zisapel from exercising the Warrant during a 12 month period following the effective date of the Warrant if such exercise would result in the Mr. Zisapel beneficially owning more than 4.99% of our ordinary shares. In addition, the Warrant could only be exercised via cashless exercise methods described in the Warrant. Mr. Zisapel was also provided with certain registration rights in the event Rule 144 is not available for the resale of the shares underlying the Warrant following a certain holding period of the Warrant and/or the shares underlying the Warrant, with an indemnification undertaking from us (subject to certain conditions) and with reimbursement of expenses related to the transaction. In June 2015 Mr. Zisapel exercised the Warrant and received 15,335 shares, which constitute approximately 0.14% of our outstanding ordinary shares.

Record Holders

Based on a review of the information provided to us by our transfer agent, as of March 1, 2016, there were 49* record holders of ordinary shares, of which 19 represented United States* record holders holding approximately 31.6% of our outstanding ordinary shares (including approximately 31% of our outstanding ordinary shares held by the Depository Trust Company). This does not reflect persons or entities that hold ordinary shares in nominee or “street name” through various brokerage firms.
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

Encumbrances Placed on our Securities

 Pursuant to public filings made and information provided by Kanir, on March 27, 2008, Kanir entered into a loan agreement with Israel Discount Bank Ltd. in order to finance the purchase of our ordinary shares and warrants to purchase our ordinary shares. As collateral for the loans, Israel Discount Bank Ltd. received a first-priority pledge over 2,692,892 ordinary shares, or 25.2% of our outstanding ordinary shares, held by Kanir. A default of Kanir under its agreement with Israel Discount Bank Ltd. could cause a foreclosure with respect to our ordinary shares subject to the pledge to such bank, which could result in a change of control of Ellomay. A summary of the loan agreement was filed by Kanir with the SEC on March 31, 2008 as Exhibit 17 to an amendment to a Schedule 13D and is not incorporated by reference herein.

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

In May 2015, our Board of Directors approved the repurchase of up to $3 million of our ordinary shares. The authorized repurchases will be made from time to time in the open market on the NYSE MKT and Tel Aviv Stock Exchange or in privately negotiated transactions. The timing, volume and nature of share repurchases will be at the sole discretion of management and will be dependent on regulatory restrictions, market conditions, the price and availability of our ordinary shares, applicable securities laws and other factors, including compliance with the terms of our Series A Debentures. No assurance can be given that any particular amount of ordinary shares will be repurchased. The buyback program does not obligate us to acquire a specific number of shares in any period, and it may be modified, suspended, extended or discontinued at any time, without prior notice. As of March 1, 2016, we repurchased 169,963 ordinary shares in the NYSE MKT under this buyback program. On March 23, 2016, we announced the decision to distribute a cash dividend in the amount of $0.225 per share (an aggregate distribution of approximately $2.4 million).

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

B.           Significant Changes

Except as otherwise disclosed in this report, no significant changes have occurred since December 31, 2015.

ITEM 9: The Offer and Listing

A.           Offer and Listing Details

Stock Price History

The prices set forth below are high and low closing market prices for our ordinary shares as reported by OTC Markets, Inc., the NYSE MKT and the Tel Aviv Stock Exchange, as applicable, for the fiscal year ended December 31 of each year indicated below, for each fiscal quarter indicated below, and for each month for the last six-month period. Such quotations reflect inter-dealer prices, without retail markup, markdown, or commission and may not necessarily represent actual transactions. Our ordinary shares were listed on the NYSE MKT under the symbol “ELLO” on August 22, 2011 and until such date were quoted in the over-the-counter market in the OTCQB market under the symbol “EMYCF.PK.” On October 27, 2013, our ordinary shares were listed for trading on the Tel Aviv Stock Exchange under the symbol “ELLO” and the TASE closing prices set forth below are commencing such date.

All share prices have been retroactively adjusted to reflect the one-for-ten reverse share split effected on June 9, 2011.

	NYSE MKT		Tel Aviv Stock Exchange
Year	High (US$)	Low (US$)	High (NIS)	Low (NIS)
2011 (until August 22, 2011 – OTCQB)	8.00	5.41	--	--
2012	7.7	4.25	--	--
2013	11.37	6.1	40.69	31.39
2014	10.59	8.56	39.91	29.72
2015	10.15	7.73	39.93	29.97

	NYSE MKT		Tel Aviv Stock Exchange
2014	High (US$)	Low (US$)	High (NIS)	Low (NIS)
First Quarter	10.59	9.3	37.13	33.12
Second Quarter	10.59	9.5	36.48	32
Third Quarter	10.02	8.6	36.4	29.72
Fourth Quarter	9.91	8.56	39.91	32.36

	NYSE MKT		Tel Aviv Stock Exchange
2015	High (US$)	Low (US$)	High (NIS)	Low (NIS)
First Quarter	9.5	7.73	37.22	33.56
Second Quarter	8.67	7.83	33.81	29.97
Third Quarter	10.15	8.15	39.93	31.12
Fourth Quarter	9.15	8.06	36.79	31.82

	NYSE MKT		Tel Aviv Stock Exchange
2016	High (US$)	Low (US$)	High (NIS)	Low (NIS)
First Quarter (through March 1, 2016)	8.87	7.46	35.66	28.70

	NYSE MKT		Tel Aviv Stock Exchange
Most Recent Six Months	High (US$)	Low (US$)	High (NIS)	Low (NIS)
October 2015	9.07	8.36	35.48	32.82
November 2015	9.15	8.68	36.79	33.66
December 2015	8.88	8.06	34.26	31.82
January 2016	8.87	7.50	35.66	30.64
February 2016	8.08	7.46	31.68	28.70
March 2016 (through March 20, 2016)	9.00	8.00	34.97	31.91

Our ordinary shares are not yet regularly covered by securities analysts and the media and the liquidity of our ordinary shares is very limited. Such limited liquidity could result in lower prices for our ordinary shares than might otherwise prevail and in larger spreads between the bid and asked prices for our ordinary shares.

B.           Plan of Distribution

Not Applicable.

C.           Markets

Our ordinary shares were listed on the NYSE MKT on August 22, 2011 and prior thereto were quoted on the over the counter market in OTCQB. Our trading symbol is “ELLO.” On October 27, 2013, our ordinary shares were listed for trading on the Tel Aviv Stock Exchange under the symbol “ELLO.”

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

For more information concerning our dividend distribution policy see “Item 8.A: Financial Information – Consolidated Statements and Other Financial information,” under the heading “Dividends.”

Redemption Provisions

We may, subject to any applicable law, issue redeemable securities and then redeem them.

Liability to Capital Calls

The liability of our shareholders for the indebtedness of the Company is limited to payment of the nominal value of the shares held by them.

Certain Transactions with Controlling Persons

No provision in the Articles discriminates against an existing or prospective holder of securities, as a result of such shareholder owning a substantial amount of shares. However, the Companies Law extends the disclosure requirements applicable to office holders as described in “Item 6.C: Board Practices,” to a controlling shareholder in a public company. For purposes of the issues described in these paragraphs, the Companies Law defines a controlling shareholder a shareholder who can direct the activities of the company, including a presumption that a person who holds 25% or more of the voting rights at the company’s general meeting, provided there is no other person that holds more than 50% of the voting rights in such company is a controlling shareholder. If two or more shareholders are interested parties in the same transaction, their shareholdings are combined for the purposes of calculating the percentages held by them. If two or more shareholders are parties to a voting agreement, their interests are also generally combined for the purposes of calculating percentages.

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

The foregoing description of the Management Agreement is only a summary and does not purport to be complete and is qualified by reference to the full text of the Management Agreement filed by us as Exhibit 4.6 and the amendment to the Management Agreement filed by us as Exhibit 4.20 under Item 19.

Agreements in connection with the Investment in Dori Energy

Summaries of the material agreements executed in connection with our investment in Dori Energy are included as Exhibits 4.12, 4.13 and 4.14 under Item 19, a summary of the Dori Addendum is included in “Item 4.B: Business Overview” and updates in connection with the Discount Agreement are included in “Item 5.B: Liquidity and Capital Resources.”

Series A Deed of Trust

For a description of our debt agreements, including the Series A Deed of Trust governing our Series A Debentures, see “Item 5.B Operating and Financial Review and Prospects – Liquidity and Capital Resources.”

The descriptions of the Series A Deed of Trust is only a summary and does not purport to be complete and is qualified by reference to the convenience translation of the Series A Deed of Trust filed by us as Exhibit 4.24 under Item 19.

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

General Corporate Tax Structure

       On August 5, 2013 the Knesset passed the Law for Changes in National Priorities (Legislative Amendments for Achieving Budget Objectives in the Years 2013 and 2014) - 2013, by which, inter alia, the corporate tax rate would be raised by 1.5% to a rate of 26.5% as from 2014.

On January 5, 2016 the Knesset passed an amendment to the Israeli Income Tax Ordinance, by which, inter alia, the corporate tax rate would be decreased to a rate of 25% as from 2016.

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

Taxation of Israeli Shareholders on Receipt of Dividends.

Residents of Israel are generally subject to Israeli income tax on the receipt of dividends paid on our shares at the rate of 25%, which tax will be withheld at the source. With respect to a person who is a substantial shareholder at the time of receiving the dividend or on any date within the 12 months preceding such date, the applicable tax rate is 30%.

Taxation of Non-Israeli Shareholders on Receipt of Dividends.

Non-residents of Israel are generally subject to Israeli income tax on the receipt of dividends paid on our shares at the rate of 25% or 30%, if such person (including a non-Israeli corporation) is a substantial shareholder at the time of recipient of the dividend or on any date in the 12 months preceding such date, which tax will be withheld at the source, unless a different rate is provided in a tax treaty between Israel and the shareholder’s country of residence. Under the U.S.-Israel Tax Treaty, the maximum rate of tax withheld in Israel on dividends paid to a holder of our ordinary shares who is a U.S. resident (for purposes of the U.S.-Israel Tax Treaty) is 25%. A non-resident of Israel who receives dividends from which tax was withheld is generally exempt from the duty to file returns in Israel in respect of such income, provided such income was not derived from a business conducted in Israel by the taxpayer, and the taxpayer has no other taxable sources of income in Israel.

U.S. Tax Considerations Regarding Ordinary Shares

        The following is a general summary of the material United States federal income tax consequences relating to the acquisition, ownership and disposition of our ordinary shares by an investor that holds those ordinary shares as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended, or the Code. This summary is based on the tax laws of the United States, and existing final, temporary and proposed Treasury Regulations, administrative pronouncements and judicial decisions, as in effect on the date hereof, all of which are subject to prospective and retroactive changes, and to differing interpretations. This summary does not purport to address all federal income tax consequences that may be relevant to particular investors, and does not take into account the specific circumstances of any particular investors, some of which (such as tax-exempt entities, banks and financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, investors liable for alternative minimum tax, investors that own or are treated as owning 10% or more of our voting stock, investors that hold ordinary shares as part of a straddle, hedge, conversion transaction or other integrated transaction, U.S. expatriates and investors whose functional currency is not the U.S. dollar) may be subject to special tax rules. This summary does not address any aspect of United States federal gift or estate tax or state, local or foreign tax laws. ACCORDINGLY, PERSONS CONSIDERING THE PURCHASE OF ORDINARY SHARES SHOULD CONSULT THEIR OWN TAX ADVISORS CONCERNING THE APPLICATION OF UNITED STATES FEDERAL TAX LAWS, AS WELL AS THE LAWS OF ANY STATE, LOCAL OR FOREIGN TAXING JURISDICTION, TO THEIR PARTICULAR SITUATIONS.

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

Based on our income and/or assets, we believe that we were a PFIC from 2008 through 2012.  Since PFIC shares are subject to the PFIC rules even in future years in which we are no longer a PFIC, our ordinary shares will be PFIC shares with respect to any U.S. shareholder that held our ordinary shares in 2008 through 2012. Based on our income and assets, we do not believe that we were a PFIC for 2013, 2014 and 2015. However, because the determination of whether we are, or will be, a PFIC for a taxable year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to various interpretations, there is a risk that the Internal Revenue Service may disagree with our determinations regarding our prior or present PFIC status. In addition, depending on future events, we could become a PFIC in future years.

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

If you hold ordinary shares in any year in which we are a PFIC, you are generally required to file Internal Revenue Service Form 8621 every year. Please consult your tax advisor regarding your PFIC shareholder reporting obligation in connection with your investment.

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

We hold cash and cash equivalents, marketable securities and restricted cash in various currencies, including US$, Euro and NIS. Our investments in the Italian and Spanish PV Plants are denominated in Euro and our investments in Dori Energy are denominated in NIS. The financing we have in connection with four of our PV Plants bears interest that is based on EURIBOR rate and our Series A Debentures are denominated in NIS and are to be repaid (principal and interest) in NIS. In addition, the functional currency of us and a majority of our subsidiaries is the Euro but our presentation currency is the US$, exposing our balance sheet to the effects of presentation currency translation adjustments.

Inflation and Fluctuation of Currencies

As a result of our operations and presentation currency, we are exposed to the impact of exchange rate fluctuations of the EUR/USD and NIS/USD on our balance sheet. In order to manage the foreign exchange exposure we executed several forward transactions. As of December 31, 2015 we entered into forward EUR/USD contracts with an aggregate EUR denominated principal of EUR 22.5 million, with a weighted average rate of approximately 1.29 USD/EUR and expiration dates in October 2017 and January 2019. For more information see “Item 5.A: Impact of Inflation and Fluctuation of Currencies.”

Interest Rate

As noted under “Item 4.B: Business Overview,” we entered into the Leasing Agreements with Leasint on December 30, 2010 , the Finance Agreement with Centrobanca on February 17, 2011, the Loan Agreement with UBI on June 29, 2015. The amounts received in connection with these Agreements are based on EURIBOR rate and therefore we may be affected by adverse movements in interest rates.

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

A Euro 3.75 million interest swap transaction for a period of 15 years, payable semi-annually commencing on June 30, 2012, whereby we are the fixed rate payer (the fixed rate is set at 2.53%).

A Euro 7.5 million interest swap transaction with a decreasing notional principle amount based on the amortization table. The interest swap transaction is for a period of 12 years, semi-annually, whereby we are the fixed rate payer (the fixed rate is set at 1.17%).

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

	December 31, 2015
	Increase	Decrease
	Profit or loss	Profit or loss
	US$ thousands
Change in the exchange rate of:
5% in the Euro	(465)	465
5% in NIS	(7,625)	7,625

	December 31, 2014
	Increase	Decrease
	Profit or loss	Profit or loss
	US$ thousands
Change in the exchange rate of:
5% in the Euro	16	(16)
5% in NIS	(7,414)	7,414

A change in interest rate would have increased (decreased) profit or loss by the amounts shown below:

	December 31,
	2015	2014
	Profit or loss	Profit or loss
	US$ thousands
Increase of 1%	864	1,001
Increase of 3%	2,587	2,886
Decrease of 1%	(857)	(884)
Decrease of 3%	(2,581)	(2,770)

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

PART II

ITEM 13: Defaults, Dividend Arrearages and Delinquencies

        Not Applicable.

ITEM 14: Material Modifications to the Rights of Security Holders and Use of Proceeds

        Not applicable.

ITEM 15: Controls and Procedures

(a) Disclosure Controls and Procedures

Our chief executive officer and chief financial officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended) as of the end of the period covered by this Report, have concluded that, as of such date, our disclosure controls and procedures were effective to ensure that the information required in the reports that we file or submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and such information is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

(b) Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) promulgated under the Securities Exchange Act of 1934, as amended, as a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2015. In making this assessment, our management used the criteria in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission 2013.

Based on this assessment, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2015, our internal control over financial reporting is effective based on those criteria.

(c) Attestation Report of the Registered Public Accounting Firm

Not Applicable.

(d) Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2015 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

	2015	2014
	(US$ in thousands)
Audit Fees(1)	$117	$98
Audit-Related Fees(2)	$16	$49
Tax Fees(3)	$28	$18
All Other Fees	-	-
Total	$161	$165
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

ITEM 16D: Exemptions from the Listing Standards for Audit Committees

Not Applicable.

ITEM 16E: Purchase of Equity Securities by the Company and Affiliated Purchasers

During 2015, we repurchased our ordinary shares as described in the table below.

Period	(a) Total Numbers of Shares Purchased(1)	(b) Average Price Paid per Share	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares that May Yet Be Purchased Under the Plans or Programs
	(In U.S. dollars, except share amounts)
June 1 – June 30	1,300	8.15	1,300	2,989,329
July 1 – July 31	57,038	8.44	57,038	2,505,562
August 1 – August 31	100	8.66	100	2,504,692
September 1 – September 30	7,900	8.57	7,900	2,435,686
October 1 – October 31	45,000	8.70	45,000	2,042,386
December 1 – December 31	57,673	8.46	57,673	1,549,902
Total	169,011		169,011
____________________

(1)	All ordinary shares were repurchased pursuant to the share buyback program approved in May 2015 and were made in open-market transactions.

In May 2015, our Board of Directors approved a $3 million share buyback plan. The authorized repurchases will be made from time to time in the open market on the NYSE MKT and Tel Aviv Stock Exchange and in privately negotiated transactions. The timing, volume and nature of share repurchases will be at the sole discretion of management and will be dependent on regulatory restrictions, market conditions, the price and availability of our ordinary shares, applicable securities laws and other factors, including compliance with the terms of our Series A Debentures. No assurance can be given that any particular amount of ordinary shares will be repurchased. The buyback program does not obligate us to acquire a specific number of shares in any period, and it may be modified, suspended, extended or discontinued at any time, without prior notice.

ITEM 16F: Change in Registrant’s Certifying Accountants

(a) Previous independent registered public accounting firm of three of our subsidiaries.

On November 3, 2015, we elected to replace BDO Auditores S.L.P., a member of BDO International Limited with KPMG International, an independent registered public accounting firm, as the independent registered public accounting firm of three of our Spanish subsidiaries: Ellomay Spain S.L., Rodríguez I Parque Solar, S.L. and Rodríguez II Parque Solar, S.L. (which is a significant subsidiary). Rodríguez I Parque Solar, S.L. and Rodríguez II Parque Solar, S.L. were acquired by us during 2014.  The dismissal of the independent registered public accounting firm was approved by the boards of directors of these subsidiaries.

The reports of BDO Auditores S.L.P. on the financial statements of Ellomay Spain S.L. for the fiscal years ended December 31, 2013 and December 31, 2014 and on the financial statements of Rodríguez I Parque Solar, S.L. and Rodríguez II Parque Solar, S.L. for the fiscal year ended December 31, 2014 did not contain any adverse opinion or a disclaimer of opinion, nor were the reports qualified or modified as to uncertainty, audit scope or accounting principles.

During our fiscal years ended December 31, 2013 and December 31, 2014 and through the date of their replacement, there were no disagreements with BDO Auditores S.L.P. on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of BDO Auditores S.L.P., would have caused it to make reference thereto in its reports on our financial statements for such fiscal years.

During our fiscal years ended December 31, 2013 and December 31, 2014 and through the date of the replacement of BDO Auditores S.L.P., there were no reportable events as described in Item 16F(a)(1)(v) of Form 20-F.

We provided BDO Auditores S.L.P. with a copy of this Annual Report Form 20-F prior to its filing with the SEC and requested that BDO Auditores S.L.P. furnish a letter addressed to the SEC stating whether BDO Auditores S.L.P. agrees with the statements made by us in response to this Item 16F and set forth above, or the Letter. A copy of the Letter, dated March 21, 2016, from BDO Auditores S.L.P. to the SEC is attached as Exhibit 15.5 to this Form 20-F.

(b) New independent registered public accounting firm.

During 2015, we engaged KPMG International, an independent registered public accounting firm, as the independent registered public accounting firm of three of our Spanish subsidiaries (Ellomay Spain S.L., Rodríguez I Parque Solar, S.L. and Rodríguez II Parque Solar, S.L., which is a significant subsidiary). The engagement of KPMG International was approved by the boards of directors of these subsidiaries. During our fiscal years ended December 31, 2013 and December 31, 2014 and through the date of the replacement of BDO Auditores S.L.P., we did not consult with KPMG International regarding any of the matters or events set forth in Item 16F(a)(2)(i) or Item 16F(a)(2)(ii) of Form 20-F in connection with these three subsidiaries.

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

ITEM 16H: Mine Safety Disclosure

Not Applicable.

PART III

ITEM 17: Financial Statements

Not Applicable.

ITEM 18: Financial Statements

Our Financial Statements are included in pages F-1 – F-71 of this Report.

The Financial statements of Dorad Energy Ltd. are included in pages FD-1 – FD-45 of this Report.

ITEM 19: Exhibits

Number	Description
1.1	Memorandum of Association of the Registrant (translated from Hebrew), reflecting amendments through June 9, 2011*(1)
1.2	Second Amended and Restated Articles of the Registrant, reflecting amendments through June 20, 2012(1)
2.1	Specimen Certificate for ordinary shares(2)
4.1	1998 Share Option Plan for Non-Employee Directors(3)
4.2	2000 Stock Option Plan(1)
4.3	Form of Indemnification Agreement between the Registrant and its officers and directors(1)
4.4	Form of Exemption Letter between the Registrant and its officers and directors(1)
4.5	Form of Registration Rights Agreement, dated September 12, 2005, among the Registrant, certain investors, Bank Hapoalim, Bank Leumi and Israel Discount Bank(4)
4.6	Management Services Agreement, by and among the Registrant, Kanir Joint Investments (2005) Limited Partnership and Meisaf Blue & White Holdings Ltd., effective as of March 31, 2008(5)
4.7	Giaché Building Right Agreement (summary of Italian version)(6)*
4.8	Massaccesi Building Right Agreement (summary of Italian version)(6)*
4.9	Settlement Agreement and Release, dated July 27, 2010, between Ellomay Capital Limited and Hewlett-Packard Company(6)
4.10	Troia 8 Building Right Agreement (summary of Italian version)(6)*
4.11	Troia 9 Building Right Agreement (summary of Italian version)(6)*
4.12	Investment Agreement, among U. Dori Group Ltd., U. Dori Energy Infrastructures Ltd. and Ellomay Clean Energy Ltd. , dated November 25, 2010 (summary of Hebrew version)(6)*
4.13	Shareholders Agreement, among U. Dori Group Ltd., Ellomay Clean Energy Ltd. and U. Dori Energy Infrastructures Ltd., dated November 25, 2010 (summary of Hebrew version)(6)*
4.14	Agreement, between U. Dori Energy Infrastructures Ltd. and Israel Discount Bank Ltd., dated January 26, 2011 (summary of Hebrew version)(6)*
4.15
Engineering Procurement & Construction Contract for the Construction of a Photovoltaic Plant, between Urbe Techno S.r.l. and Pedale S.r.l., dated March 25, 2011 (portions translated or summarized from Italian)(includes a summary of the Building Rights Agreement)(6)*

4.16	Acquafresca Building Right Agreement (summary of Italian version)(2)*
4.17	D’Angella Building Right Agreement (summary of Italian version)(2)*
4.18	Rinconada II Building Right Agreement (summary of Spanish version)(2)*
4.19	Directors and Officers Compensation Policy, adopted June 2013(7)
4.20	Amendment No. 1 to Management Services Agreement, by and among the Registrant, Kanir Joint Investments (2005) Limited Partnership and Meisaf Blue & White Holdings Ltd., dated June 18, 2013(8)

Number	Description
4.21	Veneto PV Plants Framework Acquisition Agreement, dated March 28, 2013, as amended on May 2, 2013 (summary of German version)(8)*
4.22	Soleco Building Right Agreement (summary of Italian version)(8)*
4.23	Tecnoenergy Building Right Agreement (summary of Italian version)(8)*
4.24	Deed of Trust between the Registrant and Hermetic Trust (1975) Ltd., dated December 30, 2013 (translation of Hebrew version)(8)*
4.25	Rodríguez I Lease Agreements (summary of Spanish version)(3)*
4.26	Rodríguez II Lease Agreements (summary of Spanish version)(3)*
4.27	Fuente Librilla Lease Agreement (summary of Spanish version)(3)*
8	List of Subsidiaries of the Registrant
12.1	Certification of Principal Executive Officer required by Rule 13a-14(a) and Rule 15d-14(a) (Section 302 Certification)
12.2	Certification of Principal Financial Officer required by Rule 13a-14(a) and Rule 15d-14(a) (Section 302 Certification)
13	Certification of Principal Executive Officer and Principal Financial Officer required by Rule 13a-14(b) and Rule 15d-14(b) (Section 906 Certification)
15.1	Consent of Somekh Chaikin, Member Firm of KPMG International, Independent Registered Public Accounting Firm with respect to our financial statements
15.2	Consent of BDO Auditores S.L.P. with respect to the financial statements of Ellomay Spain S.L.
15.3	Consent of BDO Auditores S.L.P. with respect to the financial statements of Rodríguez I Parque Solar, S.L.
15.4	Consent of BDO Auditores S.L.P. with respect to the financial statements of Rodríguez II Parque Solar, S.L.
15.5	Letter of BDO Auditores S.L.P.
15.6	Consent of Somekh Chaikin, Member Firm of KPMG International, Independent Registered Public Accounting Firm with respect to the financial statements of Dorad Energy Ltd.
_____________________________________

*	The original language version is on file with the Registrant and is available upon request.

(1)	Previously filed with the Registrant’s Form 20-F for the year ended December 31, 2012 and incorporated by reference herein.
(2)	Previously filed with the Registrant’s Form 20-F for the year ended December 31, 2011 and incorporated by reference herein.
(3)	Previously filed with the Registrant’s Form 20-F for the year ended December 31, 2014 and incorporated by reference herein.
(4)	Included in the Registrant’s Form 6-K dated October 14, 2005 and incorporated by reference herein.
(5)	Included in the Registrant’s Form 6-K dated December 1, 2008 and incorporated by reference herein.
(6)	Previously filed with the Registrant’s Form 20-F for the year ended December 31, 2010 and incorporated by reference herein.
(7)	Included in Exhibit 2 of the Registrant’s Form 6-K dated May 13, 2013 and incorporated by reference herein.
(8)	Previously filed with the Registrant’s Form 20-F for the year ended December 31, 2013 and incorporated by reference herein.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Ellomay Capital Ltd.

By:	/s/ Ran Fridrich
Ran Fridrich
Chief Executive Officer and Director

Dated: March 23, 2016

Ellomay Capital Ltd. and its Subsidiaries Consolidated Financial Statements As at December 31, 2015

Ellomay Capital Ltd. and its Subsidiaries

Consolidated Financial Statements as at December 31, 2015

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Ellomay Capital Ltd.

We have audited the accompanying consolidated statements of financial position of Ellomay Capital Ltd. and its subsidiaries (hereinafter  the "Company") as of December 31, 2015 and 2014, and the related consolidated statements of profit or loss and other comprehensive income (loss), changes in equity and cash flows for each of the years in the three-year period ended December 31, 2015. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We did not audit the financial statements of consolidated subsidiaries which financial statements reflect total assets constituting 12% percent and 5% percent as of December 31, 2014 and 2013, respectively, and total revenues constituting 14% percent and 10% percent for each of the two years period ended December 31, 2014, respectively, of the related consolidated totals. Those financial statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for such consolidated subsidiaries, is based solely on the report of the other auditors.

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

In our opinion based on our audits and the report of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2015 and 2014 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2015, in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

/s/ Somekh Chaikin

Somekh Chaikin
Certified Public Accountants (Isr.)
Member firm of KPMG International

Tel-Aviv, Israel
March 23, 2016

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

/s/ BDO Auditores S.L.
BDO Auditores, S.L.
Madrid, Spain
April 29, 2015

Ellomay Capital Ltd. and its Subsidiaries

Consolidated Statements of Financial Position as at

		December 31	December 31
		2015	2014
	Note	US$ in thousands
Assets

Current assets:

Cash and cash equivalents	3	18,717	15,758
Marketable securities	4	6,499	3,650
Short-term deposits	4	-	3,980
Restricted cash	4	79	283
Trade receivables		69	214
Other receivables	5,6	8,149	5,929
		33,513	29,814
Non-current assets

Investment in equity accounted investee	6	33,970	27,237
Financial assets	6C	4,865	1,912
Fixed assets	7	78,975	93,513
Restricted cash and deposits	4	5,317	5,134
Deferred tax	19	2,840	1,425
Other assets		847	52
		126,814	129,273

Total assets		160,327	159,087

Liabilities and Equity

Current liabilities

Loans and borrowings	9	1,133	677
Debentures	12	4,878	4,884
Trade payables		869	1,229
Other payables	8	3,223	4,134
		10,103	10,924
Non-current liabilities

Finance lease obligations	10	4,724	5,646
Long-term loans	11	13,043	4,039
Debentures	12	35,074	40,042
Deferred tax	19	823	1,008
Other long-term liabilities	13	2,495	3,302
		56,159	54,037

Total liabilities		66,262	64,961

Equity
Share capital	16	26,597	26,180
Share premium		77,723	76,932
Treasury shares		(1,972)	(522)
Reserves		(15,215)	(8,127)
Retained earnings (Accumulated deficit)		7,200	(353)
Total equity attributed to shareholders of the Company		94,333	94,110
Non-Controlling Interest		(268)	16

Total equity		94,065	94,126

Total liabilities and equity		160,327	159,087

The accompanying notes are an integral part of the consolidated financial statements.

Ellomay Capital Ltd. and its Subsidiaries

Consolidated Statement of Profit or Loss and Other Comprehensive Income (Loss)

		For the year ended December 31
		2015	2014	2013
	Note	US$ in thousands (except per share data)

Revenues		13,817	15,782	12,982
Operating expenses	18B	(2,854)	(3,087)	(2,381)
Depreciation expenses	18B	(4,912)	(5,452)	(4,021)
Gross profit		6,051	7,243	6,580

General and administrative expenses	18C	(3,745)	(4,253)	(3,449)
Share of profits (losses) of equity accounted investee		2,446	1,819	(540)
Other income (expense), net	18D	21	1,438	(42)
Gain on bargain purchase	6	-	3,995	10,237
Operating Profit		4,773	10,242	12,786

Financing income	18A	2,347	2,245	204
Financing income (expenses) in connection with derivatives, net	18A	3,485	(1,048)	1,543
Financing expenses	18A	(5,240)	(4,592)	(4,201)
Financing income (expenses), net		592	(3,395)	(2,454)

Profit before taxes on income		5,365	6,847	10,332
Tax benefit (taxes on income)	19	1,933	(201)	(245)

Profit for the year		7,298	6,646	10,087

Profit (Loss) attributable to:
Owners of the Company		7,553	6,658	10,068
Non-controlling interests		(255)	(12)	19

Profit for the year		7,298	6,646	10,087
Other comprehensive income (loss) items
that after initial recognition in comprehensive income (loss) were or will be transferred to profit or loss:
Foreign currency translation differences for foreign operations		(141)	(3,199)	6,038
Other comprehensive income items that will not be transferred to profit or loss:

Presentation currency translation adjustments		(6,947)	(9,082)	-

Total other comprehensive income (loss)		(7,088)	(12,281)	6,038

Total comprehensive income (loss) for the year		210	(5,635)	16,125

Earnings per share
Basic earnings per share	20	0.7	0.62	0.94
Diluted earnings per share		0.7	0.62	0.94

The accompanying notes are an integral part of the consolidated financial statements.

Ellomay Capital Ltd. and its Subsidiaries

Consolidated Statements of Changes in Equity

		Attributable to shareholders of the Company						Non- controlling Interests	Total Equity
					Translation
	Share	Share	Retained earnings (accumulated	Treasury	reserve from foreign	Presentation currency translation
	capital	premium	deficit)	shares	operations	reserve	Total
		US$ in thousands
Balance as at
January 1, 2015	26,180	76,932	(353)	(522)	955	(9,082)	94,110	16	94,126
Net income for the year	-	-	7,553	-	-		7,553	(255)	7,298
Acquisition of subsidiary								(29)	(29)
Other comprehensive loss	-	-	-	-	(141)	(6,947)	(7,088)	-	(7,088)
Total comprehensive income	-	-	7,553	-	(141)	(6,947)	465	(284)	181
Transactions with owners of the Company, recognized directly in equity:
Exercise of share options and warrants	417	784	-	-	-	-	1,201	-	1,201
Own shares acquired				(1,450)			(1,450)	-	(1,450)
Share-based payments	-	7	-	-	-	-	7	-	7
Balance as at
December 31, 2015	26,597	77,723	7,200	(1,972)	814	(16,029)	94,333	(268)	94,065

Balance as at January 1, 2014	26,180	76,932	(7,011)	(522)	4,154	-	99,733	28	99,761
Net income for the year	-	-	6,658	-	-		6,658	(12)	6,646
Other comprehensive loss	-	-	-	-	(3,199)	(9,082)	(12,281)	-	(12,281)
Total comprehensive loss	-	-	6,658	-	(3,199)	(9,082)	(5,623)	(12)	(5,635)
Balance as at
December 31, 2014	26,180	76,932	(353)	(522)	955	(9,082)	94,110	16	94,126

Balance as at January 1, 2013	26,180	76,410	(17,079)	(522)	(1,884)	-	83,105	9	83,114
Net income for the year	-	-	10,068	-	-	-	10,068	19	10,087
Other comprehensive income	-	-	-	-	6,038	-	6,038	*	6,038
Total comprehensive income	-	-	10,068	-	6,038	-	16,106	19	16,125
Transactions with owners of the Company, recognized directly in equity:
Cost of share-based payments	-	522	-	-	-	-	522	-	522
Balance as at
December 31, 2013	26,180	76,932	(7,011)	(522)	4,154	-	99,733	28	99,761

*       Less than $1 thousand

The accompanying notes are an integral part of the consolidated financial statements.

Ellomay Capital Ltd. and its Subsidiaries

Consolidated Statements of Cash Flows

	For the year ended December 31
	2015	2014	2013
	US$ in thousands
Cash flows from operating activities

Profit for the year	7,298	6,646	10,087

Adjustments for:

Net Financing expenses (income)	(592)	3,395	2,454
Gain on bargain purchase	-	(3,995)	(10,237)
Depreciation	4,912	5,452	4,021
Share-based payment transactions	7	*	522
Share of losses (profits) of equity accounted investees	(2,446)	(1,819)	540
Change in trade receivables	125	95	218
Change in other receivables	333	(1,631)	1,783
Change in other assets	(1,706)	(797)	54
Change in accrued severance pay, net	(1)	(29)	22
Change in trade payables	(252)	(498)	376
Change in other payables	2,311	498	(1,450)
Income tax expense (tax benefit)	(1,933)	201	245
Income taxes paid	(241)	(461)	(458)
Interest received	222	212	137
Interest paid	(3,126)	(3,933)	(1,925)
	(2,387)	(3,310)	(3,698)

Net cash from operating activities	4,911	3,336	6,389

* Less than $1 thousand

The accompanying notes are an integral part of the consolidated financial statements.

Ellomay Capital Ltd. and its Subsidiaries

Consolidated Statements of Cash Flows (cont'd)

	For the year ended December 31
	2015	2014	2013
	US$ in thousands
Cash flows from investing activities:

Acquisition of fixed assets	-	(709)	(9,152)
Acquisition of subsidiary, net of cash acquired (see Note 6F)	-	(13,126)	(30,742)
Investment in of equity accounted investee	(7,582)	(4,058)	(4,372)
Decrease in deposits, net	3,980	1,173	137
Acquisition of marketable securities	(2,869)	(3,687)	-
Payment/proceeds from settlement of derivatives, net	2,087	-	(169)
Decrease (increase) in restricted cash, net	(101)	4,342	1,519

Net cash used in investing activities	(4,485)	(16,065)	(42,779)

Cash flows from financing activities:

Short-term loans, net	-	(18,550)	-
Acquisition of non-controlling interests	(868)	-	(7,818)
Repayment of long-term loans and finance lease obligations	(1,020)	(7,152)	-
Repayment of Debentures	(5,134)	(5,151)	-
Proceeds from exercise of share options and warrants	1,201	-	-
Repurchase of own shares	(1,450)	-	-
Proceeds from long term loans	11,715	-	17,692
Proceeds from issuance of debentures, net	-	55,791	-

Net cash from financing activities	4,444	24,938	9,874

Effect of exchange rate fluctuations on cash and
cash equivalents	(1,911)	(3,689)	462

Increase (decrease) in cash and cash equivalents	2,959	8,520	(26,054)
Cash and cash equivalents at the beginning of year	15,758	7,238	33,292

Cash and cash equivalents at the end of the year	18,717	15,758	7,238

The accompanying notes are an integral part of the consolidated financial statements.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2015

Note 1 – General

A.
Ellomay Capital Ltd. (hereinafter - the "Company"), is an Israeli Company operating in the business of energy and infrastructure, and its operations currently mainly include the production of renewable and clean energy. The Company owns sixteen photovoltaic plants (each, a “PV Plant” and, together, the “PV Plants”) that are connected to their respective national grids and operating as follows: (i) twelve photovoltaic plants in Italy with an aggregate installed capacity of approximately 22.6 MWp and (ii) four photovoltaic plants in Spain with an aggregate installed capacity of approximately 7.9 MWp. In addition, the Company indirectly owns approximately 9.2% of Dorad Energy Ltd. (hereinafter  - “Dorad”) and holds an option to increase its indirect holdings in Dorad under certain conditions to 9.375%.

The ordinary shares of the Company are listed on the NYSE MKT (under the symbol “ELLO”) and on the Tel Aviv Stock Exchange (under the symbol “ELLO”). The address of the Company’s registered office is 9 Rothschild Blvd., Tel Aviv, Israel.

B.	Definitions:

In these financial statements:

Subsidiaries – Companies, including partnerships, the financial statements of which are fully consolidated, directly or indirectly, with the financial statements of the Company.

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

Note 2 – Significant Accounting Policies

A.	Basis of preparation of the financial statements

1.
The consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board.

The consolidated financial statements were authorized for issue on March 23, 2016 by the Company’s Board of Directors.

2.	Consistent accounting policies

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2015

Note 2 – Significant Accounting Policies (cont’d)

A.	Basis of preparation of the financial statements (cont'd)

3.	Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis, except for the following:

(i)	Investment in investee accounted for using the equity method;
(ii)	Marketable securities;
(iii)	Deferred tax assets and liabilities and
(iv)	Derivative financial instruments and other receivables measured at fair value through profit or loss.

B.	Significant accounting judgments, estimates and assumptions used in the preparation of the financial statements

The preparation of the Company's consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of  assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

The key assumptions made in the financial statements with respect to the future and other reasons for uncertainty with respect to estimates that have a significant risk of resulting in a material adjustment to carrying amounts of assets and liabilities within the next financial year are discussed below:

Purchase price allocation:

The Company is required to allocate the purchase price of investments in investees and subsidiaries to the assets and liabilities acquired, on the basis of its estimated fair value. This valuation requires management to use significant estimates and assumptions. Management's assessments regarding the fair value and useful life are based on assumptions management considered reasonable, but involve uncertainty, therefore actual results may differ from these estimates. See Note 6F.

Fair value measurement of non-trading derivatives:

Within the scope of the valuation of financial assets and derivatives not traded on an active market, management makes assumptions about inputs used in the valuation models. For information on a sensitivity analysis of levels 2 and 3 financial instruments carried at fair value see Note 21F (5) regarding financial instruments.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2015

Note 2 – Significant Accounting Policies (cont’d)

C.	Functional and presentation currency

These consolidated financial statements are presented in US dollars (presentation currency), and have been rounded to the nearest thousand, except when otherwise indicated. The functional currency is examined for the Company and for each of the subsidiaries separately. The Company’s management has determined that the functional currency of the Company is the Euro. Items included in the financial statements of each of the Company’s subsidiaries and investee are measured using their functional currency.

Foreign operations-

The assets and liabilities of foreign operations, including adjustments arising on acquisition, are translated at exchange rates at the reporting date. The income and expenses for each period presented in the statement of profit or loss and other comprehensive income (loss) are translated at average exchange rates for the presented periods; however, if exchange rates fluctuate significantly, income and expenses are translated at the exchange rates at the date of the transactions.

Foreign currency exchange differences are recognized in equity as a separate component of other comprehensive income (loss): "foreign currency translation adjustments".

When the foreign operation is a non-wholly-owned subsidiary of the Company, then the relevant proportionate share of the foreign operation translation difference is allocated to the non-controlling interests. On a total or partial disposal of a foreign operation, the relevant part of the other comprehensive income (loss) is recognized in the statement of comprehensive income (loss).

Generally, foreign currency differences from a monetary item receivable from or payable to a foreign operation, including foreign operations that are subsidiaries, are recognized in profit or loss in the consolidated financial statements. Foreign exchange gains and losses arising from a monetary item receivable from or payable to a foreign operation, the settlement of which is neither planned nor likely in the foreseeable future, are considered to form part of a net investment in a foreign operation and are recognized in other comprehensive income, and are presented within equity in the translation reserve.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2015

Note 2 – Significant Accounting Policies (cont’d)

C.	Functional and presentation currency (cont'd)

1.	Transactions, assets and liabilities in foreign currency:

Transactions in foreign currencies (other than the functional currency) are recorded on initial recognition at the exchange rate at the date of the transaction. After initial recognition, monetary assets and liabilities denominated in foreign currencies are translated at the end of each reporting period to the functional currency at the exchange rate at that date. The foreign currency gain or loss on monetary items is the difference between amortized cost in the functional currency at the beginning of the year, adjusted for effective interest and payments during the year, and the amortized cost in foreign currency translated at the exchange rate at the end of the year. Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are translated to the functional currency at the exchange rate prevailing at the date when the fair value was determined.

2.	The Company elected the US dollar as its presentation currency.

Translation to presentation currency is as follows:

•	Assets and liabilities are translated and presented at the exchange rate at the date of each reporting period;
•	Income and expenses are translated at the average exchange rate of the period.

The resulting exchange differences are recognized in a ‘presentation currency translation reserve’.

Reclassification to profit or loss of the ‘presentation currency translation reserve’ with respect to the Euro functional currency subsidiaries would not be recognized upon their disposal.

D.	Basis of consolidation and equity method accounting

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

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2015

Note 2 – Significant Accounting Policies (cont’d)

D.	Basis of consolidation and equity method accounting (cont'd)

3.	Investment in associates (equity accounted investees)

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

When the Company’s increases its interest in an equity accounted investee while retaining significant influence, it implements the acquisition method only with respect to the additional interest obtained whereas the previous interest remains the same.

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

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2015

Note 2 – Significant Accounting Policies (cont’d)

D.	Basis of consolidation and equity method accounting (cont'd)

5.	Non-controlling interests

Non-controlling interests comprise the equity of a subsidiary that cannot be attributed, directly or indirectly, to the parent company.

Measurement of non-controlling interests on the date of the business combination:

Non-controlling interests that are instruments that give rise to a present ownership interest and entitle the holder to a share of net assets in the event of liquidation (for example: ordinary shares), are measured at the date of the business combination at either fair value, or at their proportionate interest in the identifiable assets and liabilities of the acquire, on a transaction-by-transaction basis. This accounting policy choice does not apply to other instruments that meet the definition of non-controlling interests (for example: options to acquire ordinary shares). Such instruments will be measured at fair value or in accordance with other relevant IFRSs.

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

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2015

Note 2 – Significant Accounting Policies (cont’d)

H.	Fixed assets

(1)	Recognition and measurement

Fixed assets items are measured at cost less accumulated depreciation and accumulated impairment losses.

Cost includes expenditures that are directly attributable to the acquisition of the fixed asset.

Project licenses are included in the cost of photovoltaic plants.

The cost of replacing part of a fixed asset item and other subsequent expenses are capitalized if it is probable that the future economic benefits associated with them will flow to the Company and their cost can be measured reliably. The carrying amount of the replaced part of a fixed asset item is derecognized. The costs of day-to-day servicing are recognized in profit or loss as incurred.

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

The fixed assets' residual values, useful lives and methods of depreciation are reviewed at each financial year-end and adjusted if appropriate.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2015

Note 2 - Significant Accounting Policies (cont’d)

I.	Financial instruments

Non-derivative Financial assets:

The Company's financial assets include cash and cash equivalents, short-term and long-term deposits, marketable securities, restricted cash, trade receivables and other receivables and prepaid expenses.

The Company initially recognizes loans and receivables and deposits on the date that they are created. Financial assets are derecognized when the contractual rights of the Company to the cash flows from the asset expire, or when the Company transfers the rights to receive the cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred.

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

Financial liabilities:

The Company's financial liabilities include loans and borrowings, trade payables, other payables, finance lease obligations, debentures, long-term loans and other long-term liabilities.

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

Offset of financial instruments

Financial assets and liabilities are offset and the net amount presented in the statement of financial position when, and only when, the Company has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously

The Company holds derivative financial instruments to manage its interest rate and currency risk exposures, and an option to acquire additional shares in an investee.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2015

Note 2 - Significant Accounting Policies (cont’d)

I.	Financial instruments (cont’d)

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

Non-derivative financial assets

A financial asset not carried at fair value through profit or loss is tested for impairment when objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably.

Objective evidence that financial assets are impaired can include:

•	Default by a debtor;
•	Indications that a debtor or issuer will enter bankruptcy;
•	Changes in the economic environment that correlate with insolvency of issuers or the disappearance of an active market for a security;
•	Observable data indicating a measurable decrease in the cash flow expected from financial assets.

Non-financial assets

The carrying amounts of the Company’s non-financial assets are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2015

Note 2 - Significant Accounting Policies (cont’d)

J.	Impairment (cont'd)

Non-financial assets (cont'd)

The recoverable amount of an asset is the higher of its fair value less costs of disposal and its value in use. In assessing value in use, the estimated future cash flows are discounted using a pre-tax discount rate that reflects the assessments of market participants regarding the time value of money and the risks specific to the asset. The recoverable amount of an asset that does not generate independent cash flows is determined for the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets(“cash-generating unit”). An impairment loss is recognized if the carrying amount of an asset or cash-generating unit exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss.

An impairment loss of an asset, other than goodwill, is reversed only if there have been changes in the estimates used to determine the asset's recoverable amount. Reversal of an impairment loss, as above, shall not be above the lower of the carrying amount that would have been determined (net of depreciation or amortization) had no impairment loss been recognized for the asset in prior years and its recoverable amount. The reversal of impairment loss of an asset presented at cost is recognized in profit or loss.

Investments in associates

An investment in an associate is tested for impairment when objective evidence indicates there has been impairment (as described above).

Goodwill that forms part of the carrying amount of an investment in an associate is not recognized separately, and therefore is not tested for impairment separately.

If objective evidence indicates that the value of the investment may have been impaired, the Company estimates the recoverable amount of the investment, which is the greater of its value in use and its net selling price. In assessing value in use of an investment in an associate, the Company estimates its share of the present value of estimated future cash flows that are expected to be generated by the associate, including cash flows from operations of the associate and the consideration from the final disposal of the investment.

An impairment loss is recognized when the carrying amount of the investment, after applying the equity method, exceeds its recoverable amount, and it is recognized in profit or loss under other expenses. An impairment loss is reversed only if there has been a change in the estimates used to determine the recoverable amount of the investment after the impairment loss was recognized, and only to the extent that the investment’s carrying amount, after the reversal of the impairment loss, does not exceed the carrying amount of the investment that would have been determined by the equity method if no impairment loss had been recognized.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2015

Note 2 - Significant Accounting Policies (cont’d)

K.	Share-based payment transactions

The Company's directors are entitled to remuneration in the form of equity-settled share-based payment transactions. The Company applies the provisions of IFRS 2, "Share-Based Payment".

The cost of equity-settled transactions with directors is measured at the fair value of the equity instruments at the date on which they are granted. The fair value is determined by using the Black-Scholes option-pricing model taking into account the terms and conditions upon which the instruments were granted, additional details are included in Note 16.

The cost of equity-settled transactions is recognized in profit or loss, together with a corresponding increase in equity, over the period in which the service conditions are fulfilled, ending on the date on which the director become fully entitled to the award (the "vesting date"). The cumulative expense recognized for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the Company's best estimate of the number of equity instruments that will ultimately vest.

L.	Employee benefits

1.	Short-term employee benefits:

Short-term employee benefits include salaries, paid annual leave, paid sick leave, recreation and social security contributions. Short-term employee benefits are measured on an undiscounted basis and are expensed as the related services are rendered or upon the actual absence of the employee when the benefit is not accumulated (such as maternity leave).. A liability in respect of a cash bonus is recognized when the Company has a legal or constructive obligation to make such payment as a result of past service rendered by an employee and the obligation can be estimated reliably.

2.	Post-employment benefits:

The plans are normally financed by deposits with insurance companies and classified as a defined contribution plan or as a defined benefit plan.

The Company has defined contribution plans pursuant to Section 14 to the Israeli Severance Pay Law, 5723-1963 (the “Severance Pay Law”) under which the Company pays fixed contributions and will have no legal or constructive obligation to pay further contributions if the fund does not hold sufficient amounts to pay all severance-related employee benefits relating to employee service in the current and prior periods. The Company applies the Severance Pay Law on the vast majority of its employee. Contributions to the defined contribution plan in respect of severance or retirement pay are recognized as an expense when contributed simultaneously with receiving the employee's services and no additional provision is required in the financial statements.

The Company also operates a defined benefit plan in respect of severance pay pursuant to the Severance Pay Law. According to the Severance Pay Law, employees are entitled to severance pay upon dismissal or retirement.

The Company makes current deposits in respect of severance pay obligations to pay compensation to certain of its employees in its pension funds and insurance companies (the "plan assets"). Plan assets are not available to the Company's own creditors and cannot be returned directly to the Company. The liability for employee benefits is presented in the statements of financial position at present value of the defined benefit obligation less the fair value of the plan assets.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2015

Note 2 - Significant Accounting Policies (cont’d)

M.	Leases

The criteria for classifying leases as finance or operating leases depend on the substance of the agreements and classification is made at the inception of the lease.

Operating leases: Lease agreements are classified as operating leases if they do not transfer substantially all the risks and rewards incidental to ownership of the leased asset and the leased assets are not presented in the Company’s statement of financial position. Payments made under operating leases are recognized in the statements of comprehensive income (loss) on a straight-line basis over the term of the lease, including the option period, when on the date of the transaction it was reasonably certain that the option will be exercised.

Finance leases: Finance leases transfer to the Company substantially all the risks and rewards incident to ownership of the leased asset. Upon initial recognition the leased assets are measured and a liability is recognized at an amount equal to the lower of its fair value and the present value of the minimum lease payments. The liability for lease payments is presented at its present value and the lease payments are apportioned between finance expenses and a reduction of the lease obligation using the effective interest method.

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

Current tax is the expected tax payable (or receivable) on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date. Current taxes also include taxes in respect of prior years. Current tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and there is intent to settle current tax liabilities and assets on a net basis or the tax assets and liabilities will be realized simultaneously.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2015

Note 2 - Significant Accounting Policies (cont’d)

O.	Income tax (cont'd)

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes, except for a limited number of exceptions.

A deferred tax asset is recognized for unused tax losses, tax benefits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Deferred tax assets that were not recognized are reevaluated at each reporting date and recognized if it has become probable that future taxable profits will be available against which they can be utilized.

The measurement of deferred tax reflects the tax consequences that would follow the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities. Deferred tax is measured at the tax rates that are expected to apply to temporary differences when they reverse, based on tax laws that have been enacted or substantively enacted by the balance sheet date.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset deferred tax liabilities and assets.

A provision for uncertain tax positions, including additional tax and interest expenses, is recognized when it is more probable than not that the Company will have to use its economic resources to pay the obligation.

P.	Earnings (loss) per share

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

Q.	Financial income and expenses

Financing income includes interest income on bank deposits and marketable securities, an increase in the fair value of financial instruments recognized at fair value through profit or loss and exchange rate differences. Interest income is recognized as it accrues in profit or loss.

Financing expenses include bank charges, interest expenses on loans and debentures, changes in the fair value of financial assets at fair value through profit or loss,  and exchange rate differences.

Borrowing costs, which are not capitalized to qualifying assets, are recognized in profit or loss using the effective interest method.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2015

Note 2 - Significant Accounting Policies (cont’d)

Q.	Financial income and expenses (cont'd)

Foreign currency gains and losses on financial assets and financial liabilities are reported on a net basis as either financing income or financing expenses depending on whether foreign currency movements are in a net gain or net loss position.

R.	Provisions

A provision is recognized if the Company has a present obligation (legal or constructive) that can be estimated reliably,  as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation. If the effect is material, provisions are measured according to the estimated future cash flows discounted using a pre-tax interest rate that reflects the market assessments of the time value of money and, where appropriate, those risks specific to the liability.

A provision for legal claims is recognized if the Company has a present legal or constructive obligation as a result of a past event, and it is more likely than not that an outflow of economic benefits will be required to settle the obligation and the amount of the obligation can be estimated reliably. For further details, refer to Note 14B.

S.	Standards issued but not yet effective

(1).	IFRS 9 (2014), Financial Instruments (hereinafter – “IFRS 9 (2014)”)

IFRS 9 (2014) includes revised guidance on the classification and measurement of financial instruments, and a new model for measuring impairment of financial assets. This guidance has been added to the chapter dealing with general hedge accounting requirements issued in 2013.

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

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2015

Note 2 - Significant Accounting Policies (cont’d)

S.	Standards issued but not yet effective (cont’d)

(1).	IFRS 9 (2014), Financial Instruments (hereinafter – “IFRS 9 (2014)”) (cont'd)

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

If the credit risk has increased significantly, in most cases the impairment provision will increase and be recorded at the level of lifetime expected credit losses of the financial asset. IFRS 9 (2014) is effective for annual periods beginning on or after January 1, 2018 with earlier application being permitted. It will be applied retrospectively with some exemptions. The Company is examining the effects of applying IFRS 9 (2014) on the financial statements and has no plans for early application.

(2).	IFRS 15, Revenue from Contracts with Customers (hereinafter – “IFRS 15”)

IFRS 15 replaces the current guidance regarding recognition of revenues and presents a new model for recognizing revenue from contracts with customers. IFRS 15 provides two approaches for recognizing revenue: at a point in time or over time. The model includes five steps for analyzing transactions so as to determine when to recognize revenue and at what amount. Furthermore, IFRS 15 provides new and more extensive disclosure requirements than those that exist under current guidance. IFRS 15 is applicable for annual periods beginning on or after January 1, 2017 with earlier application being permitted.

The Company is examining the effects of applying IFRS 15 on the financial statements and has no plans for early application.

(3).	Amendment to IAS 16 Property, Plant and Equipment and to IAS 38 Intangible Assets

The amendment to IAS 38 introduces a rebuttable presumption that a revenue-based amortization method for intangible assets is inappropriate. The purpose of the amendment is to restrict the use of revenue-based amortization, and therefore companies that want to continue amortizing an intangible asset using that method will have to show that the revenue and consumption of the economic benefits are highly correlated.

The amendment to IAS 16 explicitly states that the revenue-based method may not be applied to fixed assets.

The amendments are to be applied on a prospective basis for annual periods beginning on or after January 1, 2016 with earlier application being permitted. The Company does not expect the application of the amendments to have a material effect on the financial statements.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2015

Note 2 - Significant Accounting Policies (cont’d)

S.	Standards issued but not yet effective (cont’d)

(4).	Amendment to IFRS 11 Joint Arrangements: Accounting for Acquisitions of Interests in Joint Operations (hereinafter – the “Amendment”)

The Amendment clarifies that when an entity acquires an interest in a joint operation that meets the definition of a business, it is required to apply business combination accounting per its definition in IFRS 3 Business Combinations (hereinafter: business combination accounting”). The Amendment also provides that when additional interests are acquired in a joint operation while retaining joint control, business combination accounting should be applied only to the additional interests.

The Amendment is to be applied on a prospective basis for annual periods beginning on or after January 1, 2016 with earlier application being permitted. . The Company does not expect the application of the Amendment to have a material effect on the financial statements.

(5).	Improvements to IFRSs 2012-2014 (hereinafter “Improvements”) - As part of the Improvements to IFRSs project, the IASB published amendments to 4 IFRS.

Amendment to IAS 19, Employee Benefits, regarding the discount rate for post-employment benefits in markets having the same currency (for example the Eurozone). The amendment clarifies that the high quality corporate debentures or government debentures used in estimating the discount rate should be denominated in the same currency as the benefits to be paid. Therefore, the market of high quality corporate debentures should be assessed at currency level and not at country level.

Amendments to IFRS 10, Consolidated Financial Statements, and IAS 28, Investments in Associates and Joint Ventures: Sale or Contribution of Assets between an Investor and its Associate or Joint Venture. The amendments specify that when a company loses control in a subsidiary or group of assets that constitutes a business in a transaction with its associate or joint venture, the full amount of the profit should be recognized. Conversely, when a company loses control in a subsidiary or group of assets that does not constitute a business in a transaction with its associate or joint venture, the profit should be partly eliminated, so that the profit recognized is only the profit on the sale to external parties.

The amendments are to be applied on a prospective basis for annual periods beginning on or after January 1, 2016 with earlier application being permitted. The Company does not expect the application of the amendments to have a material effect on the financial statements.

(6).	IFRS 16 International Financial Reporting Standard 16, Leases

The standard replaces International Accounting Standard 17 – Leases (IAS 17) and its related interpretations. The standard's instructions annul the existing requirement from lessees to classify leases as operating or finance leases. Instead of this, for lessees, the new standard presents a unified model for the accounting treatment of all leases according to which the lessee has to recognize an asset and liability in respect of the lease in its financial statements. The standard will become effective for annual periods as of January 1, 2019, with the possibility of early adoption, so long as the company has also early adopted IFRS 15 – Revenue from contracts with customers.

The Company is examining the effects of applying IFRS 16 on the financial statements and has no plans for early application.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2015

Note 2 - Significant Accounting Policies (cont’d)

S.	Standards issued but not yet effective (cont’d)

(7).	Amendments to IAS 12 Income Taxes: Recognition of Deferred Tax Assets for Unrealised Losses

The amendments clarify that when assessing taxable profit in future periods for the purpose of recognizing deferred tax asset, an entity should exclude tax deductions resulting from the reversal of deductible temporary differences. This assessment will be done separately for different types of deductible temporary differences, if tax law restricts the utilization of losses to deduction against income of specific type. The amendments shall be applied retrospectively for annual periods beginning on January 1, 2017 with earlier application being permitted.

The Company is examining the effects of applying Amendments to IAS 12 Income Taxes on the financial statements and has no plans for early application.

Note 3 - Cash and Cash Equivalents

	December 31
	2015	2014
	US$ in thousands
Cash	6,244	9,777
On Call deposits (*)	12,473	5,981
	18,717	15,758

(*)	The annual interest rate for deposits as of December 31, 2015 is 0.35%-0.8186% (0.14%-0.731% as of December 31, 2014).

The Company’s exposure to credit and currency risks is disclosed in Note 21.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2015

Note 4 - Restricted Cash, Deposits and Marketable Securities

	December 31
	2015	2014
	US$ in thousands
Short-term deposits (1)	-	3,980
Marketable securities (2)	6,499	3,650
Short-term restricted cash (3)	79	283
Long-term restricted non-interest bearing bank deposits (4)	1,100	861
Restricted cash and long-term bank deposits (5)	4,217	4,273
Long-term restricted cash and deposits	5,317	5,134

(1)	The annual interest rate as of December 31, 2015 was 0.64%-0.7%.

(2)	During 2014 and 2015, the Company invested in a traded Corporate Bond (rated Baa3 by Moody's) with a coupon rate of 2.803% and a maturity date of December 30, 2016.

(3)	Current accounts and bank deposits securing short term obligations, mainly expiring in March 2016.

(4)	Deposits used to secure obligations towards the land owners and to secure obligations under financial leasing agreements and loan agreements (see Notes 10 and 11).

(5)	Bank deposits securing the Company's swap and Forward contracts The annual interest rate as of December 31, 2015 is 0.35% - 0.65%.

Note 5 - Other Receivables

	December 31
	2015	2014
	US$ in thousands
Government authorities	1,276	3,390
Income receivable	2,875	1,713
Interest receivable	29	18
Current tax	270	273
Current Maturities of loan to an equity accounted investee	3,061	-
Prepaid expenses and other	638	535
	8,149	5,929

The Company’s exposure to credit and currency risks is disclosed in Note 21.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2015

Note 6 - Investee Companies and other investments

Equity accounted investees

A.	Summary information about investee companies and other investments

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

On May 12, 2014 Dorad was issued production licenses for 20 years and a supply license for one year and on May 19, 2014 Dorad began commercial operation of the power plant. In July 2015, Dorad was issued a long term supply license that will expire on May 11, 2034

The Dori Investment Agreement also granted Ellomay Energy an option to acquire additional shares of Dori Energy that, if exercised, will increase Ellomay Energy's percentage holding in Dori Energy to 49% ("first option") and, subject to the obtainment of certain regulatory approvals to 50% ("second option"). The first option was exercisable starting from issuance and was due to expire within twelve (12) months following the completion and delivery of the power plant owned by Dorad and the second option commence at that date and shall expire within 2 years following the completion and delivery of the power plant owned by Dorad. The exercise price of the options is NIS 2.4 million for each 1% of Dori Energy's issued and outstanding share capital (on a fully diluted basis).

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

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2015

Note 6 - Investee Companies and other investments (cont'd)

A.	Information about investee companies and other investments (cont'd)

1.	U. Dori Energy Infrastructures Ltd. (“Dori Energy”) (cont'd)–

In April 2015, the Company provided a notice of exercise of the first option to acquire additional share capital of Dori Energy. Following the exercise of this first option, the Company’s holdings in Dori Energy increased from 40% to 49% and the Company’s indirect ownership of Dorad increased from 7.5% to 9.1875%. The aggregate amount paid by the Company in connection with the exercise of the first option amounted to approximately NIS 28,207 thousand (approximately $7,386 thousand) and includes the exercise price of NIS 21,600 thousand (approximately $5,656 thousand) and the amount of approximately NIS 6,607 thousand (approximately $1,730 thousand) required in order to realign the shareholders loans provided to Dori Energy by its shareholders with the new ownership structure.

The Company determined the fair value of the acquired assets and liabilities and allocated the consideration mostly, to customers’ contracts and goodwill.

During 2015, the Company extended approximately $ 1,926 thousand subordinated shareholder loans to Dori Energy (including amounts extended in connection with exercise of the first option). The shareholder loans are linked to the CPI and bear an annual interest rate of 3% higher than the interest Dorad is committed to pay to Dorad's financing consortium during the financial period in respect of the "senior debt" (5.5% as of December 31, 2015).

The investment in Dori Energy is accounted for under the equity method.

During 2015 Dorad provided, by itself and through its shareholders at their proportionate holdings, as required by the financing agreements executed by Dorad, guarantees in favor of Israel Natural Gas Lines Ltd. and  the Israeli Public Utilities Authority – Electricity (hereinafter – the “Electricity Authority”) in order to comply with its license conditions and in favor of the Israel Electric Corporation, as required under its agreement with Dorad and in accordance with the covenants published by the Electricity Authority. Total performance guarantees provided by Dorad amounted to approximately NIS 181,000 thousand (approximately $ 46,400 thousand), of which NIS 70,000 thousand (approximately $ 17,900 thousand) were granted by Dorad itself. The Company's indirect share of guarantees Dorad provided through its shareholders is approximately NIS 10,200 thousand (approximately $ 2,600 thousand).

On July 16, 2015, Dori Energy and Dori Energy’s representative on Dorad’s board of directors filed a petition (the "Petition"), for approval of a derivative action on behalf of Dorad with the Economic Department of the Tel Aviv-Jaffa District Court. The Petition was filed against Zorlu, Zorlu’s current and past representatives on Dorad’s board of directors and Wood Group and several of its affiliates, all together, the Defendants. The petition requested, inter alia, that the court instruct the Defendants to disclose and provide to Dorad documents and information relating to the contractual relationship between Zorlu and Wood Group, which included the transfer of funds from Wood Group to Zorlu in connection with the EPC agreement of the Dorad Power Plant. On January 12, 2016, Dori Energy filed a motion to amend the Petition to add Ori Edelsburg (a director in Dorad) and affiliated companies as additional respondents, to remove Zorlu's representatives and to add several documents which were obtained by Dori Energy, after the Petition had been filed.

On December 27, 2015, Dorad received a letter from the representatives of Zorlu mainly referring to the alleged defaults of the Dori Group and affiliated companies in the execution of civil engineering work in a project of Dorad. Zorlu is requesting that Dorad exercise its legal rights against the Dori Group and its affiliates and representatives, and insofar as its requests do not receive a positive reply, Zorlu plans to file a motion for approval of a derivative claim. Dorad currently has until March 27, 2016 to reply to this demand.

On February 25, 2016, Dorad's Board of Directors received a letter from the representatives of Edelcom and Ori Edelsburg referring to an entrepreneurship agreement that was signed on November 25, 2010 between Dorad and the Dori Group, pursuant to which the Dori Group received payment in the amount of approximately  NIS 49.4 million (approximately $12.7 million) in consideration for management and entrepreneurship services. Edelcom claims that the contractual arrangements between the Dori Energy and Ellomay Energy constitue a default of Dori Group's undertakings and therefore Dorad is requested to take all legal actions possible against the Dori Group, Dori Energy, Ellomay Energy and Mr. Hemi Raphael to recover the amounts it paid in accordance with the entrepreneurship agreement and also notify Dori Energy that, until recovery of the entrepreneurship fee, Dorad shall withhold the relevant amount from any amount Dori Energy is entitled to receive from Dorad, including repayments of shareholders’ loans and dividend distributions. Dorad has 45 days to notify Edelcom and Ori Edelsburg on its position and actions taken, if any, in connection with the Edelcom Letter.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2015

Note 6 - Investee Companies and other investments (cont'd)

A.	Information about investee companies and other investments (cont'd)

2.	Pumped Storage Projects (“PSP”) –

On July 17, 2013 the Company entered into a loan agreement with Erez Electricity Ltd. ("Erez Electricity") that owns, among its other holdings, 24% of the pumped storage project in the Gilboa, Israel ("PSP Gilboa") pursuant to which an amount of approximately NIS 770 thousand ($ 213 thousand) was loaned to Erez Electricity. In November 2013 in connection with the sale of Erez Electricity's holdings in PSP to third parties, the Company and Erez Electricity reached an agreement according to which the Company is entitled to the repayment of the amount loaned including accrued interest and linkage, amounting to approximately NIS 1,000 thousand ($ 283 thousand) and maybe entitled to additional compensation in the aggregate amount of NIS 6,700 thousand (approximately $ 1,930 thousand) which will be linked to the Israeli CPI and will be paid in 2 installments of approximately NIS 1,200 thousand (approximately $ 349 thousand) upon financial closing of PSP Gilboa and NIS 5,500 thousand (approximately $ 1,584 thousand) upon receipt of permanent licenses for generation of power and the approval of the technical advisor appointed by the financial institutions who have financed PSP Gilboa to the transfer from set up phase to operational phase. The Company received the first installment of approximately NIS 1,200 thousand (approximately $ 349 thousand) in July 2014 and believes it will also be entitled to receive the second installment. As at December 31, 2015, the Company estimated the fair value of the second installment to be paid at approximately NIS 4,877 thousand (approximately $ 1,250 thousand) using a discounted cash flow model. The revaluation of such financial asset has been recognized as Other Income in consolidated statements of profit and loss.

Pumped-storage project in the Manara Cliff in Israel (“Manara project”)-

On January 19, 2014, the Company entered into an agreement (the “Agreement”) with the Galilee Development Cooperative Ltd. , an Israeli cooperative of the Upper Galilee Kibutzim (the “Cooperative”), pursuant to which, subject to the fulfillment of conditions, the Company shall acquire the Cooperatives’s holdings (24.75%) in Agira Sheuva Electra, L.P. (the “Partnership”), an Israeli Limited Partnership that is promoting a prospective pumped-storage project in the Manara Cliff in Israel, as well as its holdings (25%)  in Chashgal Elyon Ltd. (the “GP”), an Israeli private company, which is the general partner of the Partnership.On January 28, 2014, the Company entered into an agreement  with Ortam, an Israeli publicly listed company, pursuant to which, subject to the fulfillment of conditions, the Company shall acquire Ortam’s holdings (24.75%) in the Partnership as well as Ortam's holdings: (i) in the GP (25%), and (ii) in the engineering, procurement and construction contractor (the “EPC”) of the aforementioned project (50%). In addition to the aforementioned agreements, on May 20, 2014 the Company entered into an agreement with Electra, an Israeli publicly listed company, pursuant to which, subject to the fulfillment of conditions, the Company shall acquire Electra’s holdings (24.75%) in the Partnership as well as Electra's holdings: (i) in the GP (25%), and (ii) in the EPC (50%). In addition, the Company entered into an agreement with Electra on May 20, 2014 pursuant to which Electra shall, upon closing of the transactions contemplated by the aforementioned agreements, acquire the Company's holdings in the EPC. Pursuant to this agreement, the Company was granted a call option to acquire the EPC from Electra, and Electra was granted a put option to sell the EPC to the Company, in each case within 18 months of the aforementioned closing.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2015

Note 6 - Investee Companies and other investments (cont'd)

A.	Information about investee companies and other investments (cont'd)

2.	Pumped Storage Projects (“PSP”) (cont'd)

On November 3, 2014, the acquisition of 75% of the limited partnership rights in the Partnership as well as 75% of the GP, from Electra, Ortam and from the Cooperative was consummated. The remaining 25% of the Partnership and the GP are held by Sheva Mizrakot Ltd., an Israeli private company. The Company did not pay any consideration upon the acquisition, and undertook to pay upon the fulfillment of certain conditions precedent an aggregate consideration amount of approximately NIS 65,000 thousands (approximately $17,000 thousand, as of December 31, 2015). On the same date the Company acquired Ortam’s holdings (50%) in the EPC and, as set forth above, immediately transferred such holdings to a subsidiary of Electra, which, following such transfer, now holds 100% of the EPC.

The Manara Project was issued a conditional license by the Electricity Authority to operate a pumped storage power plant with a capacity of 200 MW, which has since expired. On August 28, 2015 the Company submitted a request to the Electricity Authority for an updated conditional license with a capacity of 340 MW. The advancement of the Manara Project depends, among other factors, on the issuance of the new license by the Electricity Authority. As of the reporting date, a new license has not yet been received. The Company may, for various reasons including changes in the applicable regulation and adverse economic conditions, resolve not to continue the advancement of the Manara Project without further liability to the other parties under the aforementioned agreements.

B.	Composition of the investments

	December 31
	2015	2014
	US$ in thousands
Investment in shares	18,742	12,148
Long-term loans	16,321	16,239
Deferred interest	(1,093)	(1,150)
	33,970	27,237

Current Maturities of the long-term loans	3,061	-
	37,031	27,237

C.	Composition of financial assets

	December 31
	2015	2014
	US$ in thousands
Option to acquire additional shares in Dori Energy	*	17
Income receivable in connection with the Erez Electricity PSP	1,250	1,238
Forward contracts (see Note 21)	3,615	657

	4,865	1,912

*	Less than $1 thousand

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2015

Note 6 - Investee Companies and other investments (cont’d)

D.	Changes in investments

	2015	2014
	US$ in thousands
Changes in equity and loans:

Balance as at January 1	27,237	24,601
Exercise of the first option to acquire additional shares	5,656	-
Grant of long term loans	1,926	4,058
Interest on long term loans	1,323	1,346
Deferred interest	56	(230)
Elimination of interest on loan from related party	(1,378)	(1,158)
The Company’s share of income	2,446	1,819
Foreign currency translation adjustments	(235)	(3,199)
Balance as at December 31	37,031	27,237
Changes in option to acquire additional shares:
Balance as at January 1	17	389
Foreign currency translation adjustments	(* )	(* )
Exercise of first option to acquire additional shares	(17)	(372)
Balance as at December 31	*	17

*	Less than $1 thousand

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2015

Note 6 - Investee Companies and other investments (cont’d)

E.	Summary financial data for investees, not adjusted for the percentage ownership held by the Company

(a)	Summary information on financial position

								Equity
								attributable
								to the		Surplus
	Rate of	Current	Non- current	Total	Current	Non- current	Total	owners of the	Company’s	Costs and	Other	Carrying Amount of
	ownership	Assets	assets	assets	liabilities	liabilities	liabilities	Company	share	goodwill	Adjustments	investment
	%	US$ in thousands
2015
Dori Energy	49	6,255	62,455	68,710	(269)	(39,576)	(39,845)	28,865	14,144	4,449	149	18,742

2014
Dori Energy	40	59	62,221	62,280	(12)	(41,993)	(42,005)	20,275	8,110	3,900	138	12,148

(b)	Summary information on operating results

	Rate of	Income	Company’s	Elimination of interest on loan from related	Other	Company’s share of income
	Ownership	for the year	share	party	adjustments	of investee
	%	US$ in thousands		%	US$ in thousands	US$ in thousands
2015

Dori Energy	49	3,136	1,537	1,378	(469)	2,446
2014

Dori Energy	40	2,268	907	1,158	(246)	1,819

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2015

Note 6 - Investee Companies and other investments (cont’d)

F.	Subsidiaries - Business combinations

1.
In July 2015, the Company acquired an additional 15% interest in Ellomay Spain S.L., the owner of a photovoltaic plant in Spain with an installed capacity of approximately 2.3 MWp, for approximately EUR 775 thousand (approximately $868 thousand), increasing its ownership in Ellomay Spain S.L. from 85% to 100%.

2.
On July 17, 2014, the Company consummated the acquisition of three photovoltaic (solar) plants with an aggregate installed capacity of approximately 5.6 MWp (the "Spanish PV Plants"). The Spanish PV Plants were already constructed and operating and were connected to the Spanish national grid in 2011. The Spanish PV Plants were acquired from a Spanish company whose German parent company has entered into insolvency proceedings. The Spanish PV Plants and all associated assets and rights were purchased by the Company for an aggregate purchase price of Euro 9.5 million (approximately $13,000 thousand), subject to certain purchase price adjustments. The final consideration paid for the Spanish PV Plants and the related licenses was approximately Euro 9.8 million (approximately $13,300 thousand).

The Company performed an analysis of the fair value of identifiable assets acquired and liabilities assumed by applying a discounted cash-flow method recorded gain on bargain purchase (negative goodwill) in the amount of approximately $3,995 thousand based upon management’s best estimate of the value as a result of such analysis. Negative goodwill represents the excess of the Company’s share in the fair value of acquired identifiable assets, liabilities and contingent liabilities over the cost of an acquisition.

Identifiable assets acquired and liabilities assumed (based on amounts as described hereunder):

Acquisition date
US$ in thousands

Fixed assets	17,866
Working Capital, net (excluding cash and cash equivalents)	146
Deferred tax	(891)
Gain on bargain purchase	(3,995)
Total net identifiable assets	13,126

The aggregate cash flows derived for the Company as a result of the acquisition:

US$ in thousands
Cash and cash equivalents paid	13,327
Less - cash and cash equivalents of the subsidiary	201
13,126

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2015

Note 6 - Investee Companies and other investments (cont’d)

F.	Subsidiaries - Business combinations (cont’d)

Gain on Bargain Purchase (Negative Goodwill)

Gain on bargain purchase (negative goodwill) was recognized as a result of the acquisition under insolvency proceedings as follows:

US$ in thousands
Consideration transferred	13,126
Less fair value of identifiable net assets	(17,121)
Gain on bargain purchase (negative goodwill)	(3,995)

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

The results presented in the statements of comprehensive income (loss) for 2014 do not include the results of the Spanish PV Plants for the entire fiscal year, as the closing date of the acquisition was in July 2014. If the acquisition had occurred on January 1, 2014, management estimates that the consolidated revenue for the year ended December 31, 2014 would have been $16,927 thousand and consolidated income for the same period would have been $7,853 thousand.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2015

Note 6 - Investee Companies and other investments (cont’d)

F.	Subsidiaries - Business combinations (cont’d)

Acquisition-related costs

During the year ended December 31, 2014 the Company incurred acquisition-related costs of approximately $400 thousand related to legal fees and due diligence costs. These costs have been included in general and administrative expenses in the statement of income.

3.
On June 26, 2013, the Company consummated the acquisition of two photovoltaic plants with fixed technology in the Veneto Region, Italy (Northern Italy), with an aggregate nominal capacity of approximately 12MWp (the "Veneto PV Plants"). The Veneto PV Plants, which constitute a business, are fully constructed and operating and were connected to the Italian national grid in August 2011 under the applicable Feed-in-Tariff. The final consideration paid for the Veneto PV Plants and the related licenses was approximately Euro 23,500 thousand (approximately $30,700 thousand). The Veneto PV Plants were purchased under insolvency proceedings. The results presented in the statement of comprehensive income (loss) do not include the results of the Veneto PV Plants for the entire fiscal year, as the closing date of the acquisition was in June 2013. If the acquisition had occurred on January 1, 2013, management estimates that consolidated revenue for the year ended December 31, 2013 would have been $15,689 thousand and consolidated income for the same period would have been $9,574 thousand.

The Company performed an analysis of the fair value of identifiable assets acquired and liabilities assumed by applying a discounted cash-flow method recorded gain on bargain purchase (negative goodwill) in the amount of approximately $10,237 thousand based upon management’s best estimate of the value as a result of such analysis. Negative goodwill represents the excess of the Company’s share in the fair value of acquired identifiable assets, liabilities and contingent liabilities over the cost of an acquisition.

Identifiable assets acquired and liabilities assumed:

30/06/2013
US$ in thousands

Restricted cash	25
Fixed assets	39,660
Working Capital, net (excluding cash and cash equivalents)	890
Deferred tax assets	404
Gain on bargain purchase	(10,237)
Total net identifiable assets	30,742

The aggregate cash flows derived for the Company as a result of the acquisition:

US$ in thousands
Cash and cash equivalents paid	30,778
Less - cash and cash equivalents of the subsidiary	36
30,742

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2015

Note 6 - Investee Companies and other investments (cont’d)

F.	Subsidiaries - Business combinations (cont’d)

Gain on Bargain Purchase (Negative Goodwill)

Gain on bargain purchase (negative goodwill) was recognized as a result of the acquisition under insolvency proceedings as follows:

US$ in thousands
Consideration transferred	30,742
Less fair value of identifiable net assets	(40,979)
Gain on bargain purchase (negative goodwill)	(10,237)

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

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2015

Note 6 - Investee Companies and other investments (cont’d)

G.	Subsidiaries – Regulatory updates

Italy

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

In June 2015, an appeal was filed with the Italian Constitutional Court aimed to assess whether Law 116/2014 entails unconstitutional provisions, particularly insofar as they apply in a retrospective fashion. The decision of the Constitutional Court is expected to be issued during the summer of 2016 and, in the event the Constitutional Court decision results in the annulment of the law, the Italian national energy handler (GSE) may have to refund incentives that were reduced based on this law. The incentives will be paid through equal monthly installments in an amount of 90% of the average production of each plant in the relevant solar calendar year, based on the effective production before June 30th of the previous year, or if not available, on the basis of the regional forecast. The balance shall be paid within 60 days from the sending of the actual production data and in any event within June 30th of the subsequent year. As a result, income receivable increased by approximately $ 1,000 thousand as of December 31, 2015 compared to December 31, 2014.

•
As part of the implementation of legislative decree 49/2014, in December 2015 the GSE published the guidelines regarding disposal of PV plants that benefit from incentives. In particular, the decree had established that GSE was entitled to retain a certain amount from payment of incentives as a guarantee for the cost of disposal of the panels installed on PV plants and GSE set out the determination of such retention. The guidelines provide that the retention shall start from the 11th year of incentive. The retention will be held by GSE in an interest-bearing escrow account and is to be returned to producers after evidence is provided to GSE that the panels have been disposed of correctly.

•
Art. 21 of Law 208/2015 (2016 Italian Budget Law) set out new criteria concerning the determination of the cadastral value of immovable assets. PV plants fall within the scope of such provision. Following the issuance of the law, on February 1, 2016, the Italian Tax Office published official clarifications to the scope of said provision. With specific reference to ground PV plants, the Italian Tax Office pointed out that on the basis of the new provision modules and inverters shall not be accounted in the determination of the associated cadastral value, which should entail a significant reduction in the calculation of the related tax burden.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2015

Note 6 - Investee Companies and other investments (cont’d)

G.	Subsidiaries – Regulatory updates (cont'd)

Italy

•
During 2015 the company applied a tax incentive as per Article 6 paras. 13-19 of Law 23 December 2000, no. 388 (“ʺTremonti- ambienteʺ”). Article 19 of Decree 5 July 2012 provides an explanation of instances in which the tax incentive may be granted in connection with investments in photovoltaic plants  and combined with feed-in-tariffs to the extent that the Tremonti-ambiente does not exceed 20% of the amount eligible for taxation. Such incentive consists of a reduction of the taxable profit for a fiscal year equal to the amount of investments in tangible fixed assets in the same year, which are necessary to prevent, reduce and repair environmental damages, providing these investments exceed the average environmental investments made in the two previous years. The procedure to claim the tax incentive requires that the relevant approved balance sheet or its explanatory notes show the amount of the environmental investments. Additionally, within one month from the approval of the balance sheet a specific communication concerning the amount of the eligible Tremonti-ambiente must be made to the relevant public authority. The Tremonti-ambiente is claimable upon filing the relevant tax return by reducing the amount of taxable profit. The Company engaged a tax consultant to determine the specific amount of environmental investments and filed the required communications with the tax authorities. The company recorded tax benefit in the amount of approximately $ 2,800 thousand. (See note 19).

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2015

Note 7 - Fixed assets

		Office
	Photovoltaic	furniture and	Leasehold
	Plants	equipment	Improvements	Total
	US$ in thousands
Cost
Balance as at January 1, 2014	102,473	144	72	102,689
Additions	-	11	-	11
PV Plant acquired in a business combination (see Note 6F)	17,866	-	-	17,866
Effect of changes in exchange rates	(13,574)	(19)	(8)	(13,601)
Balance as at December 31, 2014	106,765	136	64	106,965

Balance as at January 1, 2015	106,765	136	64	106,965
Effect of changes in exchange rates	(11,119)	(9)	(7)	(11,135)
Balance as at December 31, 2015	95,646	127	57	95,830

Depreciation
Balance as at January 1, 2014	8,915	62	41	9,018
Depreciation for the year	5,429	13	10	5,452
Effect of changes in exchange rates	(1,004)	(10)	(4)	(1,018)
Balance as at December 31, 2014	13,340	65	47	13,452

Balance as at January 1, 2015	13,340	65	47	13,452
Depreciation for the year	4,879	23	10	4,912
Effect of changes in exchange rates	(1,497)	(7)	(5)	(1,509)
Balance as at December 31, 2015	16,722	81	52	16,855

Carrying amounts
As at January 1, 2014	93,558	82	31	93,671
As at December 31, 2014	93,425	71	17	93,513
As at December 31, 2015	78,924	46	5	78,975

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2015

Note 7 - Fixed assets (cont’d)

Investment in Photovoltaic Plants

Since March 4, 2010, the Company acquired sixteen photovoltaic plants located in Italy and in Spain.

In connection with the establishment of the Company's PV Plants, the Company recorded as of December 31, 2015, fixed assets at an aggregate value of approximately $ 98,299 thousand, in accordance with actual costs incurred.

Depreciation with respect to the PV Plants in Italy is calculated using the straight-line method over 20 years commencing from the connection to the national grid that represent the estimated useful lives of the assets. Depreciation with respect to the PV Plants in Spain is calculated using the straight-line method over 25 years starting connection to the national grid that represent the estimated useful lives of the assets. During the year ended December 31, 2015, the Company had recorded depreciation expenses with respect to its PV Plants in Italy and Spain of approximately $ 4,879 thousand.

Presented hereunder are data regarding the Company’s investments in photovoltaic plants as at December 31, 2015 :

			Cost included in the
PV Plant Title	Nominal Capacity	Connection to Grid	Book value as at
			December 31, 2015
			US$ in thousands
“Troia 8”	995.67 kWp	January 2011	3,811
“Troia 9”	995.67 kWp	January 2011	3,785
“Del Bianco”	734.40 kWp	April 2011	2,281
“Giaché”	730.01 kWp	April 2011	3,000
“Costantini”	734.40 kWp	April 2011	2,302
“Massaccesi”	749.7 kWp	April 2011	2,982
“Galatina”	994.43 kWp	May 2011	4,473
“Pedale	2,993 kWp	May 2011	12,248
“Acquafresca”	947.6 kWp	June 2011	3,445
“D‘Angella”	930.5 kWp	June 2011	3,395
“Soleco”	5,924 kWp	August 2011*	16,690
“Technoenergy”	5,900 kWp	August 2011*	16,540
“Ellomay Spain – Rinconada II”	2,275 kWp	June 2010 *	5,995
“Rodríguez I”	1,675 kWp	November 2011 *	3,985
“Rodríguez II”	2,691 kWp	November 2011 *	7,218
“Fuente Librilla”	1,248 kWp	June 2011 *	3,496

* See Note 6F

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2015

Note 8 - Other Payables

	December 31
	2015	2014
	US$ in thousands
Employees and payroll accruals	193	155
Accrued Interest	-	42
Government authorities	144	138
SWAP and forward related balances	486	708
Current tax	1,578	1,518
Accrued expenses	822	1,573

	3,223	4,134

Note 9 - Loans and borrowings

Composed as follows:

		Interest	Interest
	Linkage	rate	rate	December 31	December 31
	terms	2015	2014	2015	2014
		%		US$ in thousands
Current maturities of long term loans (refer to Notes 10 and 11)	EURIBOR	1.6-3.5	1.6-3.15	1,133	677

				1,133	677

Note 10 – Finance Lease Obligation

A.	Composed as follows:

	Linkage	Interest rate	December 31	December 31
	terms	2014 and 2015	2015	2014
		%	US$ in thousands
Leasing institution	EURIBOR	3.5	4,724	5,646

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

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2015

Note 10 – Finance Lease Obligation (cont'd)

A.	Composed as follows: (cont'd)

2.	The Leasing Agreements include the following covenants:

a.	A declaration that the shareholders credit towards the two Italian wholly-owned subsidiaries will be subordinated to the leasing company’s credit;
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

3.
The Company accounted for the transaction as a sale and a finance leaseback as the Company retained the significant risks and benefits of ownership related to its relevant PV Plants. The carrying value of the photovoltaic plants was left unchanged, with the sales proceeds recorded as a finance lease obligation.

As of December 31, 2015 financial covenants were met.

B.	The aggregate annual maturities are as follows:

	December 31	December 31
	2015	2014
	US$ in thousands
First year (current maturities)	336	362
Second year	347	374
Third year	359	387
Fourth year	372	401
Fifth year	385	415
Sixth year and thereafter	3,261	4,069
	5,060	6,008
Less current maturities	336	362
Long-term finance lease obligation	4,724	5,646

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2015

Note 11 - Long-term Loans

A.	Composed as follows:

		Interest
	Linkage	rate	December 31
	terms	2015	2015
		%	US$ in thousands
Bank loans	EURIBOR	1.6-2.85	12,851
Other long-term loans		3.05	192
			13,043

		Interest
	Linkage	rate	December 31
	terms	2014	2014
		%	US$ in thousands
Bank loans	EURIBOR	1.6-2	3,087
Other long-term loans	EURIBOR	5.15	952
			4,039

1.
On February 17, 2011, one of the Company's Italian subsidiaries entered into a project finance facilities credit agreement (the “Finance Agreement”) with an Italian bank (Centrobanca – Banca di Credito Finanziario e Mobiliare S.p.A.). Pursuant to the Finance Agreement a Senior Loan was provided, with respect to the costs of construction of the PV Plants (up to 80% of the relevant amount), in the amount of Euro 4.1 million, accruing interest at the EURIBOR rate, increased by a margin of 200 basis points per annum, to be repaid in six-monthly installments with a maturity date of December 31, 2027.

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

As of December 31, 2015, the financial covenants were met.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2015

Note 11 - Long-term Loans (cont'd)

A.	Composed as follows: (cont’d)

2.
On June 29, 2015, the Company entered into a loan agreement with UBI Banca S.c.p.a., in connection with the financing of one of its PV Plants, pursuant to which the Company received financing amounting to approximately Euro 10,271 thousand (approximately $11,522 thousand), net of expenses capitalized in the amount of approximately Euro 409 thousand (approximately $459 thousand) bearing an interest at the Euribor 6 month rate plus 2.85% per annum. The interest on the loan and the principal are to be repaid semi-annually. The final maturity date of this loan is December 31, 2029. Draw down of the loan occurred in September 2015.

The Company's Italian subsidiary undertook to comply with the following financial parameters verified at each repayment date starting from the first installment of the loan and up to the final redemption date:

DSCR (Debt Rate Cover Ratio): equal or greater than 1.20:1;
LLCR (Loan Life Coverage Ratio): equal or greater than 1.20:1; and
Debt/Equity: equal or less than 75:25.

As of December 31, 2015, the financial covenants were met.

3.
Effective as of March 8, 2012, the Company's 85% owned Spanish subsidiary entered into a loan agreement with the owner of the remaining 15% of its outstanding shares. Pursuant to the Loan Agreement, a line of credit was set up in an amount of Euro 8 million bearing interest at the EURIBOR 6 month rate plus a range of 5.15% per annum for a period of 5 years, and renewable for additional 5 year periods. In July 2015, the Company indirectly acquired the additional 15% interest in the Spanish subsidiary and outstanding loan (See Note 6F).

B.	The aggregate annual maturities are as follows:

	December 31	December 31
	2015	2014
	US$ in thousands
First year (current maturities)	797	315
Second year	844	217
Third year	883	1,181
Fourth year	915	241
Fifth year	1,137	253
Sixth year and thereafter	9,264	2,147

	13,840	4,354

Less current maturities	797	315
Long-term loans	13,043	4,039

C.	In order to minimize the interest-rate risk resulting from liabilities to banks and financing institutions in Italy linked to the Euribor, the Company executed swap transactions. See Note 21.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2015

Note 12 - Debentures

A.	Composed as follows:

	Interest		December 31, 2015
Original amount	Rate	Payment date	Face value	Carrying amount
US$ in thousands	%	of principal	US$ in thousands
(*) 57,725	4.6	December 31	41,123	39,952

	Less current maturities		5,127	4,878

	Total long-term debentures		35,996	35,074

(*) The exchange rate is as at the issuance date.

B.	Series A Debentures – Details

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

On June 19, 2014, the Company issued additional NIS 80,341 thousand principal amount of Series A Debentures (approximately $ 23,321 thousand based on the U.S. Dollar/NIS exchange rate at that time) to Israeli classified investors in a private placement at a price of NIS 1,010 per unit. The gross proceeds of the private placement were approximately NIS 81,144 thousand (approximately $23,554 thousand, at the date of issuance) and the net proceeds of the offering, net of related expenses such as consultancy fee and commissions and interest paid on these additional Series A Debentures in June 2014 were approximately NIS 78,900 thousand (approximately $ 22,900 thousand).

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

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2015

Note 12 – Debentures (cont’d)

B.	Series A Debentures – Details (cont'd)

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
As at December 31, 2015, all financial covenants were met.

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

C.	The aggregate annual maturities are as follows:

December 31
2015
US$ in thousands
First year (current maturities)	4,878
Second year	4,924
Third year	4,949
Fourth year	4,977
Fifth year	5,004
Sixth year and thereafter	15,220

39,952

Less current maturities	4,878
Long-term loans	35,074

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2015

Note 13 - Other Long-term Liabilities

	December 31	December 31
	2015	2014
	US$ in thousands
Government authorities	131	182
Swap contracts	2,344	3,099
Liabilities for employees benefits	20	21

	2,495	3,302

Note 14 - Commitments and Contingent Liabilities

A.	Operating lease commitments

The PV Plants are constructed on land leased for 20-25 years under operating lease agreements, which expire on various dates, ranging from 2031 to 2036. In respect to several of the leases the Company has the option to extend the lease for different terms, the latest of which is until 2051. The Company leases its office space under an operating lease that expires in April 2017. The following table summarizes the minimum annual rental commitments as of the periods indicated under the non-cancelable operating leases and sub-lease arrangements with initial or remaining terms of more than one year, reflecting the terms that were in effect as of December 31, 2015:

Operating
lease
US$ in thousands
Year ended December 31
2016	320
2017	254
2018	233
2019	233
2020 and thereafter	3,239

Total minimum lease payments	4,279

B.	Legal proceedings:

The following is a summary of legal proceedings filed against the Company or its subsidiaries. All amounts are converted to US Dollars at the exchange rate as of December 31, 2015.

1.
In December 2003, a customer of a subsidiary filed a lawsuit alleging that a machine purchased by it failed to perform. The customer sought reimbursement of the purchase price paid by it in the amount of approximately $ 237 thousand (as of December 31, 2015). During 2006 the Company launched a counter claim to this lawsuit for the collection of unpaid outstanding invoices which was settled between the parties in May 2010. In January 2010 the court dismissed the customer’s lawsuit and in June 2010 the customer filed an appeal. Based on management's estimation and the assessment of its legal counsel, no provision was recorded with respect to this claim.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2015

Note 14 - Commitments and Contingent Liabilities (cont’d)

2.
In February 2007, a claim was filed against the Company and one of its former officers by a person claiming to have been an agent of the Company in West Africa for commissions on sales of printers. The claim was for NIS 3,000 thousand ($ 864 thousand as of December 31, 2013). The Company filed a statement of defense denying all claims, both with respect to the causes of action and with respect to the factual allegations in the claim. The plaintiff filed a motion with the Court to strike the Company’s Statement of Defense, which was rejected. The plaintiff's filed a motion to appeal to the Supreme Court. That motion was rejected in July 2010. In October 2012, the district court rendered its ruling and rejected the plaintiff’s claims in their entirety. In November 2012 an appeal was filed in the Supreme Court by the plaintiff. Written summaries were submitted by the plaintiff and by the defendants by September 2013 and November 4, 2013, respectively. On March 5, 2014 an appeal hearing was held at the Israeli Supreme Court. In accordance with the court's recommendation, the parties agreed to end all their disputes on a settlement for the amount of $ 85 thousand in favor of the plaintiff. The settlement amount was paid in March 2014.

C.	Pledges:

The Company placed the following first ranking unlimited pledges and provided the following undertakings to secure its credit facilities:

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

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2015

Note 15 - Transactions and Balances with Related Parties (cont'd)

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

Compensation to key management personnel and interested parties that are employed by the Company:

	Year ended December 31
	2015		2014		2013
	Number of		Number of		Number of
	People (**)	Amount	People	Amount	people	Amount
		US$ thousands		US$ thousands		US$ thousands
Short-term employee
Benefits	4	618	3	617	2	442
Post-employment
Benefits	4	75	3	53	2	48
Share-based payments	2	*	1	*	1	*

* Less than $1 thousand
** Including retired employees that were not employed throughout the entire year

Compensation to key management personnel (including directors) that are not employed by the Company:

	Year ended December 31
	2015		2014		2013
	Number of		Number of		Number of
	people	Amount	people	Amount	people	Amount
		US$ thousands		US$ thousands		US$ thousands
Total compensation to
directors not employed
by the Company	3	68	3	76	4	90
share-based payments	3	7	3	*	4	9

* Less than $1 thousand

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2015

Note 15 - Transactions and Balances with Related Parties (cont’d)

C.	Debts and loans to related and interested parties

					Interest income recognized in statement of
	The terms of the loan		Balance as at December 31		income for the year ended December 31
	Interest	Linkage
	rate	base	2015	2014	2015	2014	2013
			US$ thousands
Dori Energy	8.5(*)	NIS+CPI	19,382	16,239	1,378	1,158	314

(*)  See note 6A

Note 16 - Equity

A.	Composition of share capital

	December 31, 2015			December 31, 2014			December 31, 2013
		Issued and			Issued and			Issued and
	Authorized	Outstanding(1)		Authorized	outstanding(1)		Authorized	Outstanding
Number of shares
Ordinary shares
of NIS 10.00 par value each	17,000,000	10,678,888	(1)	17,000,000	10,692,371	(1)	17,000,000	10,692,371	(1)

(1) Net of treasury shares 254,666 Ordinary shares as of December 31, 2015 and 85,655 Ordinary shares as of December 31, 2014 and 2013, have been purchased according to a share buyback program that was authorized the Company's Board of Directors.

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

C.	Warrants and share options

In August 2013, the Company issued a warrant to purchase 308,427 ordinary shares at an exercise price of $7.97 per share to Mr. Zohar Zisapel that includes a contractual provision that prohibits Mr. Zisapel from exercising such warrant during a 12 month period following the effective date of such warrant if such exercise would result in the Mr. Zisapel beneficially owning more than 4.99% of the Company's ordinary shares. The warrant further provided that it may only be exercised via cashless exercise methods described in the Warrant. Mr. Zohar Zisapel exercised the warrant in June 2015 and received 15,335 ordinary shares.

During August 2015, the Company received an aggregate amount of approximately $1,201 thousand as consideration in connection with the exercise of employee share options to acquire 140,193 ordinary shares.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2015

Note 16 - Equity (cont'd)

D.	Translation reserve from foreign operation

The translation reserve comprises all foreign currency differences arising from the translation of the financial statements of foreign operations and presentation currency translation adjustments.

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

F.	Dividend distribution and buyback program

On March 18, 2015, the Company’s Board of Directors adopted a dividend distribution policy (the “Policy”), pursuant to which the Company intends to distribute a dividend of up to 33% of the annual distributable profits each year, either by way of a cash dividend, a share buyback program or a combination of both. The distribution of the dividends and the dividend amounts pursuant to the Policy are not guaranteed and are subject to the specific approval of the Company’s Board of Directors, based on various factors they deem appropriate including, among others, the Company’s financial position, the Company’s outstanding liabilities and contractual obligations, prospective acquisitions, the Company’s business plan and the market conditions.

In May 2015, the Company’s Board of Directors approved the repurchase of up to $3,000 thousand of the Company’s ordinary shares. The authorized repurchases will be made from time to time in the open market on the NYSE MKT and Tel Aviv Stock Exchange or in privately negotiated transactions. The timing, volume and nature of share repurchases will be at the sole discretion of management and will be dependent on regulatory restrictions, market conditions, the price and availability of the Company’s ordinary shares, applicable securities laws and other factors, including compliance with the terms of the Series A Debentures. No assurance can be given that any particular amount of ordinary shares will be repurchased. The buyback program does not obligate the Company to acquire a specific number of shares in any period, and it may be modified, suspended, extended or discontinued at any time, without prior notice. As of December 31, 2015, the Company repurchased 169,011 ordinary shares in the NYSE MKT under this buyback program.

Note 17 - Share-Based Payment

A.	Expenses recognized in the financial statements

The expenses recognized in the financial statements for services received from employees is shown in the following table:

	Year ended December 31
	2015	2014	2013
	US$ thousand
Expenses arising from share-based payment
Transactions	7	*	9

* Less than $1 thousand

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2015

Note 17 - Share-Based Payment (cont'd)

A.	Expenses recognized in the financial statements (cont'd)

The share-based payments that the Company granted to its employees are described below. Other than the revision to the 1998 Plan (as hereinafter defined) during 2013, there have been no modifications or cancellations to any of the employee stock options plans during 2015, 2014 or 2013. The amount recognized as an expense is adjusted to reflect the actual number of share options that are expected to vest.

The fair value of the options is estimated using a Black-Scholes options pricing model with the following weighted average assumptions:

	Year ended December 31
	2015	2014
Dividend yield	0%	0%
Expected volatility	0.332	0.334
Risk-free interest	0. 68%	0. 475%
Expected life (in years)	2-3	2-3

All options granted during 2015, 2014 and 2013 were granted with exercise price equal to or higher than the market price on the date of grant. Weighted average fair values and exercise price of options on dates of grant are as follows:

	Equal market price
	2015	2014
	US$
Weighted average exercise prices	8.96	9.37

Weighted average fair value on grant date	1.7	1.8

B.	Stock Option Plans

In December 1998, the Company's shareholders approved the non-employee director stock option plan (the "1998 Plan"). Each option granted under the 1998 Plan is vested immediately and expires after 10 years. Generally, the Company grants options under the plan with an exercise price equal to the market price of the underlying shares on the date of grant. An aggregate amount of not more than 75,000 ordinary shares was reserved for grants under the 1998 Plan.  The original expiration date of the 1998 Plan pursuant to its terms was December 8, 2008 (10 years after its adoptio).  At the General Meeting of the Company's shareholders, held on January 31, 2008, the term of the 1998 Plan was extended and as a result it will expire on December 8, 2018, unless earlier terminated by the Board. In connection with the adoption of the Company's compensation policy in 2013, the 1998 Plan was amended to provide that options granted under the 1998 Plan will become exercisable based on the vesting schedule determined in the approvals of the option grant.

During 2015, 2014 and 2013, the Company granted to directors 3,000, 3,000 and 4,000 options, respectively, under the 1998 Plan.

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

As of December 31, 2015, 19,502 options are outstanding and 38,083 ordinary shares are available for future grants under the 1998 Plan. As of December 31, 2015, no options are outstanding and 595,009 ordinary shares are available for future grants under the 2000 Plan. Options that are cancelled or forfeited become available for future grant.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2015

Note 17 - Share-Based Payment (cont'd)

C.	Changes during the year:

The following table lists the number of share options, the weighted average exercise prices of share options during the current year:

	2015		2014		2013
		Weighted		Weighted		Weighted
		average		average		average
	Number of	exercise	Number of	exercise	Number of	exercise
	options	price	options	price	options	price
		US$		US$		US$
Outstanding at
beginning of year	157,821	8.26	155,787	8.24	151,742	8.24
Granted during
the year	3,000	8.96	3,034	9.37	4,045	8.48
Exercised during
the year	(140,193)	8.33	-	-	-	-
Expired during
the year	(1,126)	8.40	(1,000)	8.48	-	-

Outstanding at
end of year	19,502	7.19	157,821	8.26	155,787	8.24

Exercisable at
end of year	18,502	7.10	156,745	8.32	153,708	8.24

D.
The weighted average remaining contractual life for the share options outstanding as of December 31, 2015 was 4.95- 8.59 years (as of December 31, 2014: 2.56-4.15 years and as of December 31, 2013: 4.76-6.89 years).

E.	The range of exercise prices for share options outstanding as of December 31, 2015 was $4.7- $9.37 (as of December 31, 2014: $ 3.1- $ 9.37 and as of December 31, 2013: $ 3.1- $ 9.2).

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2015

Note 18 - Details of the Statements of Comprehensive Income (Loss)

A.	Financing income and expenses:

1.	Financing income

	For the year ended December 31
	2015	2014	2013
	US$ in thousands
Interest income	260	230	204
Change in fair value of derivatives	3,485	-	1,543
Forward gain	2,087	-	-
Gain from exchange rate differences, net	-	2,015	-
Total financing income	5,832	2,245	1,747

2.	Financing expenses

	For the year ended December 31
	2015	2014	2013
	US$ in thousands
Change in fair value of derivatives	-	1,048	-
Swap interest	446	1,383	768
Debentures interest and related expenses	2,450	2,336	-
Share-based payment	-	-	513
Interest on loans	360	782	1,258
Loss from exchange rate differences, net	1,820	-	1,434
Bank charges and other commissions	164	91	228
Total financing expenses	5,240	5,640	4,201

B.	Operating Costs and Depreciation

	For the year ended December 31
	2015	2014	2013
	US$ in thousands
Depreciation	4,912	5,452	4,021
Professional services	119	163	165
Annual rent	261	263	215
Operating and maintenance services	1,498	1,708	1,251
Insurance	221	261	250
Other	755	692	500
Total operating costs	7,766	8,539	6,402

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2015

Note 18 - Details of the Statements of Comprehensive Income (Loss) (Cont'd)

C.	General and administrative expenses
	For the year ended December 31
	2015	2014	2013
	US$ in thousands
Salaries and related compensation	1,458	1,503	1,100
Professional services	1,747	2,709	2,608
Expenses in connection with Manara project (**)	1,027
Income from Bond enforcement (*)	-	-	(596)
Other	(487)	41	337
Total general and administrative expenses	3,745	4,253	3,449

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
(**)  75% owned by the Company

D.	Other income (expense), net

	For the year ended December 31
	2015	2014	2013
	US$ in thousands
Other income in connection with the Erez electricity pumped storage project (see Note 6)	16	1,704	-
Reevaluation of option to acquire additional shares	5	(372)	(236)
Other	-	106	194
Total other income (expenses), net	21	1,438	(42)

Note 19 - Taxes on Income

A.	Regional Taxation

Israeli taxation

Corporate tax rate

Presented hereunder are the tax rates relevant to the Company in the years 2013-2015:
2013 – 25%, 2014 – 26.5%, 2015 – 26.5%

On August 5, 2013, the Knesset passed the Law for Changes in National Priorities (Legislative Amendments for Achieving Budget Objectives in the Years 2013 and 2014), 2013, by which, inter alia, the corporate tax rate would be raised by 1.5% to a rate of 26.5% as from 2014.

On January 5, 2016 the Knesset passed an amendment to the Israeli Income Tax Ordinance, by which, inter alia, the corporate tax rate would be decreased to a rate of 25% as from 2016.

Current taxes for the reported periods are calculated according to the tax rates presented above.

If the law had been substantively enacted before December 31, 2015 it would not have any effect on the financial statements as at December 31, 2015.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2015

Note 19 - Taxes on Income (cont’d)

A.	Regional Taxation (cont'd)

Luxembourg taxation

Corporate tax rate

Corporate Income Tax rate is 29.22%. Minimum tax payments are made based on the entity’s total assets and are considered as a conditional advance tax payment on corporate income tax due in future tax periods.

Italian taxation

Corporate tax rate

As a rule, corporate income tax (named IRES from 2004) is payable by all resident companies on income from any source, whether earned in Italy or abroad, at the rate of 27.5%. Starting from 2017 the IRES rate is reduced to 24%.Both resident and non-resident companies are subject to regional income tax (IRAP), but only on income arising in Italy at the rate from 3.90% to 4.82%, depending on the Region (see note 6G).

Spanish taxation

As a rule, corporate income tax is payable by all resident companies on income from any source, whether earned in Spain or abroad at the rate of 30%. Small sized Spanish entities, with an aggregate turnover of less than EUR 10 million, pay a tax rate of 25%. The Company’s Spanish subsidiaries pay a tax rate of 25%.

B.	Composition of income tax benefit (taxes on income):

	For the year ended December 31
	2015	2014	2013
	US$ in thousands
Current tax income (expense)
Current year	(417)	(806)	(1,045)
Previous years	970	40	71
Reverse of uncertain tax positions	(86)	469	209
	467	(297)	(765)
Deferred tax income
Creation and reversal of temporary differences	1,466	96	520

Tax benefit (taxes on income)	1,933	(201)	(245)

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2015

Note 19 - Taxes on Income (cont’d)

C.	Theoretical tax:

Statutory rate applied to corporations in Israel and the actual tax expense, is as follows:

	2015	2014	2013
	US$ in thousands

Profit before taxes on income	5,365	6,847	10,332
Primary tax rate of the Company	26.5%	26.5%	25%
Tax on income	(1,422)	(1,814)	(2,583)

Profit (loss) subject to different tax rate	(292)	94	(117)
Foreign exchange differences	2	(142)	82
Differences in connection with gain on bargain purchases	-	999	2,267
Creation of deferred taxes for tax losses and benefits from previous years for which deferred taxes were not created in the past	2,710	357	-
Neutralization of tax calculated in respect of the Company’s share in profits of equity accounted investees	648	482	-
Unrecognized tax profit (losses) and reserve of uncertain tax position and others	287	(177)	106

Actual tax benefit (tax on income)	1,933	(201)	(245)

D.	Carry forward tax losses:

As of December 31, 2015, Ellomay Capital Ltd. had available carry forward tax losses, carry forward capital tax losses and deductions aggregating to approximately $ 36,143 thousand, which have no expiration date.

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

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2015

Note 19 - Taxes on Income (cont’d)

E	Deferred taxes:

			Finance lease
	Financial	Fixed	obligations and	Swap	Losses
	assets	assets	long term loans	contract	on income	Total
	US$ in thousands
Balance of deferred tax asset
(liability) as at January 1, 2014	-	(2,723)	3,394	178	464	1,313

Changes recognized in profit or loss	(1,276)	71	93	(5)	1,213	96
Changes recognized due to business combination		(1,616)	-	-	691	(925)
Changes recognized in other comprehensive income	-	497	(248)	(20)	(296)	(67)
Balance of deferred tax asset
(liability) as at December 31, 2014	(1,276)	(3,771)	3,239	153	2,072	417

			Finance lease
	Financial	Fixed	obligations and	Swap	Losses
	assets	assets	long term loans	contract	on income	Total
	US$ in thousands
Balance of deferred tax asset
(liability) as at January 1, 2015	(1,276)	(3,771)	3,239	153	2,072	417

Changes recognized in profit or loss	(13)	95	(535)	15	1,904	1,466
Changes recognized in other comprehensive income	-	390	(367)	(16)	127	134
Balance of deferred tax asset
(liability) as at December 31, 2015	(1,289)	(3,286)	2,337	152	4,103	2,017

F.	Provision for tax uncertainties:

As of December 31, 2015, the total amount of unrecognized tax benefits was $ 1,341 thousand, which, if recognized, would affect the effective tax rates in future periods. Management performs a comprehensive review of its global tax positions on an annual basis and accrues amounts for contingent tax liabilities. Based on these reviews, the result of discussions and resolutions of matters with certain tax authorities and the closure of tax years subject to tax audit, reserves are adjusted as necessary. However, future results may include favorable or unfavorable adjustments to estimated tax liabilities in the period the assessments are determined or resolved.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2015

Note 20 - Earnings Per Share

The following table sets forth the computation of basic and diluted earnings per share:

	For the year ended December 31
	2015	2014	2013
	US$ in thousands (other than share and per share data)
Net income attributed to owners of the Company	7,553	6,658	10,068

Weighted average ordinary shares outstanding (1)	10,715,634	10,692,371	10,692,371

Dilutive effect:
Stock options and warrants	42,736	115,917	60,437

Diluted weighted average ordinary shares
Outstanding	10,758,370	10,808,288	10,752,808

Basic profit per share from continuing operations	0.7	0.62	0.94

Diluted profit per share from continuing operations	0.7	0.62	0.94

(1)      Net of treasury shares.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2015

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

In order to manage these risks and as described hereunder, the Company executes transactions in derivative financial instruments. Presented hereunder is the composition of the derivatives:

	For the year ended December
	2015	2014
	US$ in thousands
Derivatives presented under non-current assets
Forward contracts	3,615	657

Derivatives presented under current liabilities
SWAP contracts	(486)	(708)
Derivatives presented under non-current liabilities
SWAP contracts	(2,344)	(3,099)

The following table sets forth the details of the Company’s Forward and SWAP contracts with banking institutions:

	December 31, 2015
	Currency/	Currency/
	linkage/interest rate	Linkage/interest rate	Date of	Fair value - US$
	receivable	Payable	expiration	in thousand
EUR 8 million interest swap transaction for a period of 17 years, amortized semi-annually	Euribor 6 months	Fixed 2.67%	September 7, 2027	(811)
Euro 10 million interest swap transaction for a period of 17 years, amortized quarterly	Euribor 3 months	Fixed 3. 3.595%	April 3, 2028	(1,475)
Euro 3.75 million interest swap transaction for a period of 15 years, semi-annually.	Euribor 6 months	Fixed 2.53%	June 30, 2027	(368)
Euro 7.5 million interest rate swap transaction for a period of 12 years, semi-annually.	Euribor 6 months	Fixed 1.17%	December 31, 2027	(176)
Forward EUR/USD contracts with an aggregate EUR denominated principal of EUR 22.5 million.	weighted average rate of approximately 1.3		September 2016-January 2019	3,615

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2015

Note 21 - Financial Instruments (cont’d)

B.	Risk management framework

The Company's management and board of directors have overall responsibility for the establishment and oversight of the Company’s risk management framework.

C.	Credit Risk

As at December 31, 2015, the Company does not have any significant concentration of credit risk.

Cash and short-term deposits
As at December 31, 2015 and 2014, the Company had cash and cash equivalents in the amount of $ 18,717 thousand and $ 15,758 thousand, respectively, and short-term deposits in the amount of $ 3,980 thousand in 2014. The Company’s cash and cash equivalents and short-term deposits are deposited with financial institutions that received a credit rating (international rating scale). See also Note 3.

Marketable securities
As at December 31, 2015, the Company invested in a traded Bond in an amount of $ 6,499 thousand with the intention to maintain the value of its liquid resources. See also Note 4 and Note 2-G.

Restricted cash
As at December 31, 2015 and 2014, the Company had a balance of current restricted cash of $ 79 thousand and $ 283 thousand, respectively, and a balance of non-current restricted cash of $ 5,317 thousand and $ 5,134 thousand, respectively. See also Note 4.

Trade and other receivables
As at December 31, 2015 and 2014, the Company had a balance of trade receivables of $ 69 thousand and $214 thousand, respectively. This balance mainly refers to NEXUS or GNERA that represent  the PV Plants located in Spain in its dealings with the Spanish National Energy Commission, and are due within 60 days from issuance.

As at December 31, 2015 and 2014, the Company had a balance of revenue receivables of $ 2,875 thousand and $ 1,713 thousand, respectively. This balance refers to amounts to be paid from GSE, Italy's energy regulation agency and from NEXUS or GNERA that represent  the PV Plants located in Spain in its dealings with the Spanish National Energy Commission , and is due within 90 days from the end of the month.

The Company’s management closely monitors the economic and political environment in which it operates.  As a result of continued economic crisis in Europe, especially in Italy and Spain,  the applicable legislator reduced benefits provided to operators of PV plants. Such reductions did not have a significant adverse impact on the Company’s future revenues. As per the Company's management estimations there are no significant credit risks assigned to the trade receivables and income receivables as these amounts are due by governmental agencies.

As at December 31, 2015 and 2014, the Company had a balance of government authorities' receivables of $ 1,276 thousand and $ 3,390 thousand, respectively. This balance refers to vat and withholding tax receivables in Italy and Spain.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2015

Note 21 - Financial Instruments (cont’d)

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

The following are the contractual maturities of financial liabilities at undiscounted amounts and based on the future rates forecasted at the reporting date, including estimated interest payments. This disclosure excludes the impact of netting agreements:

	December 31, 2015
	Carrying	Contractual	Less than			More than
	amount	cash flows	1 year	2 years	3-5 years	5 years
	US$ in thousands
Non-derivative financial liabilities

Long term loans, including current maturities	13,840	16,728	1,173	1,198	3,856	10,501

Finance lease obligation including current maturities	5,060	6,260	511	511	1,529	3,709

Debentures	39,952	49,578	7,024	6,788	18,946	16,820

Trade payables and other accounts payable	1,559	1,559	1,559	-	-	-

	60,411	74,125	10,267	8,497	24,331	31,030

Derivative finance liabilities

Swap contracts	2,830	2,830	486	823	623	898

	2,830	2,830	486	823	623	898

Derivative finance Assets

Forward contracts	3,615	3,615	-	3,325	290	-

	3,615	3,615	-	3,325	290	-

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2015

Note 21 - Financial Instruments (cont’d)

D.	Liquidity risk (cont’d)

	December 31, 2014
	Carrying	Contractual	Less than			More than
	Amount	cash flows	1 year	2 years	3-5 years	5 years
	US$ in thousands
Non-derivative financial liabilities

Long term loans, including current maturities	4,354	5,120	432	286	2,058	2,344

Finance lease obligation including current maturities	6,008	7,558	571	571	1,708	4,708

Loans and borrowings	44,926	57,026	7,284	7,047	19,719	22,976

Trade payables and other accounts payable	2,774	2,774	2,774	-	-	-

	58,062	72,478	11,061	7,904	23,485	30,028

Derivative finance liabilities

Swap contracts	3,807	3,807	708	1,154	736	1,209

	3,807	3,807	708	1,154	736	1,209

Derivative finance Assets

Forward contracts	657	657	-	494	163	-

	657	657	-	494	163	-

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2015

Note 21 - Financial Instruments (cont’d)

E.	Market risk

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

As a result of the Company's operations and presentation currency, the Company is exposed to the impact of exchange rate fluctuations of the EUR/USD and NIS/EUR  on the Company's balance sheet.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2015

Note 21 - Financial Instruments (cont’d)

E.	Market risk (cont’d)

(1)	Linkage and foreign currency risks (cont’d)

(a)	The exposure to linkage and foreign currency risk

The Company's exposure to linkage and foreign currency risk except in respect of derivatives (see hereunder) was as follow:

	December 31, 2015
	Non-monetary	NIS	Unlinked	EURO	Total
	US$ in thousands

Current assets:
Cash and cash equivalents	-	160	16,355	2,202	18,717
Marketable securities	-	-	6,499	-	6,499
ST deposits	-	-	-	-	-
ST restricted cash	-	-	-	79	79
Trade receivables	-	-	-	69	69
Other accounts receivables	3,090	290	30	4,739	8,149
Non-current assets:
Investments in equity
accounted investees	33,970	-	-	-	37,031
Financial asset	-	1,250	-	3,615	4,865
Property, plant and
equipment, net	78,975	-	-	-	78,975
LT restricted cash	-	-	4,217	1,100	5,317
Deferred tax	2,840	-	-	-	2,840
Other assets	3,803	-	-	-	847
Current liabilities:
Loans and borrowings	-	-	-	(1,133)	(1,133)
ST Debentures	-	(4,878)	-	-	(4,878)
Accounts payable	-	(28)	-	(841)	(869)
Accrued expenses and
other payables	(486)	(592)	(1,341)	(804)	(3,223)
Non-current liabilities:
Finance lease obligations	-	-	-	(4,724)	(4,724)
Long-term loans	-	(192)	-	(12,851)	(13,043)
LT Debentures	-	(35,074)	-	-	(35,074)
Deferred tax	(823)	-	-	-	(823)
Other long-term liabilities	(2,475)	(20)	-	-	(2,495)
Total exposure in statement
of financial position in
respect of financial assets
and financial liabilities	115,938	(39,084)	25,760	(8,549)	94,065

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2015

Note 21 - Financial Instruments (cont’d)

E.	Market risk (cont’d)

(1)	Linkage and foreign currency risks (cont’d)

(a)	The exposure to linkage and foreign currency risk (cont’d)

	December 31, 2014
	Non-monetary	NIS	Unlinked	EURO	Total
	US$ in thousands

Current assets:
Cash and cash equivalents	-	6,184	5,850	3,724	15,758
Marketable securities	-	-	3,650	-	3,650
ST deposits	-	-	3,980	-	3,980
ST restricted cash	-	-	-	283	283
Trade receivables	-	-	-	214	214
Other accounts receivables	700	110	19	5,100	5,929
Non-current assets:
Investments in equity
accounted investees	27,237	-	-	-	27,237
Financial asset	17	1,238	-	657	1,912
Property, plant and
equipment, net	93,513	-	-	-	93,513
LT restricted cash	-	-	4,273	861	5,134
Other assets	1,477	-	-	-	1,477
Current liabilities:
Loans and borrowings	-	-	-	(677)	(677)
ST Debentures	-	(4,884)	-	-	(4,884)
Accounts payable	-	(55)	(102)	(1,072)	(1,229)
Accrued expenses and
other payables	(1,262)	(832)	(600)	(1,440)	(4,134)
Non-current liabilities:
Finance lease obligations	-	-	-	(5,646)	(5,646)
Long-term loans	-	-	-	(4,039)	(4,039)
LT Debentures	-	(40,042)	-	-	(40,042)
Other long-term liabilities	(1,008)	(163)	-	(3,139)	(4,310)
Total exposure in statement
of financial position in
respect of financial assets
and financial liabilities	120,674	(38,444)	17,070	(5,174)	94,126

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2015

Note 21 - Financial Instruments (cont’d)

E.	Market risk (cont’d)

(1)	Linkage and foreign currency risks (cont’d)

(a)	The exposure to linkage and foreign currency risk (cont’d)

Information regarding significant exchange rates:

	For the year ended December 31
	2015		2014
	Rate of		Rate of
	Change		change
	%	USD	%	USD
1 Euro	(10.4)	1.088	(11.8)	1.215
1 NIS	(0.3)	0.256	(10.7)	0.257

(b)	Sensitivity analysis

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

	December 31, 2015
	Increase	Decrease
	Profit or loss	Profit or loss
	US$ thousands
Change in the exchange rate of:
5% in the Euro	(465)	465
5% in NIS	(7,625)	7,625

	December 31, 2014
	Increase	Decrease
	Profit or loss	Profit or loss
	US$ thousands
Change in the exchange rate of:
5% in the Euro	16	(16)
5% in NIS	(7,414)	7,414

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2015

Note 21 - Financial Instruments (cont’d)

E.	Market risk (cont’d)

Interest rate risk

The Company is exposed to changes in fair value, as a result of changes in interest rate in connection with its loans and borrowings. The debt instruments of the Company bear interest at variable rates.

Sensitivity analysis

A change in interest rate would have increased (decreased) profit or loss by the amounts shown below:

	December 31,
	2015	2014
	Profit or loss	Profit or loss
	US$ in thousands
Increase of 1%	864	1,001
Increase of 3%	2,587	2,886
Decrease of 1%	(857)	(884)
Decrease of 3%	(2,581)	(2,770)

F.	Fair value

(1)	Fair values versus carrying amounts

The carrying amounts of certain financial assets and liabilities, including cash and cash equivalents, other accounts receivables, pledged deposits, financial derivatives credit from banks and trade payables and other accounts payables are the same or proximate to their fair value.

The fair values of the other financial liabilities, together with the carrying amounts shown in the statement of financial position, are as follows:

	December 31, 2015
		Fair value
	Carrying				Valuation techniques for	Inputs used to
	amount	Level 1	Level 2	Level 3	determining fair value	determine fair value
	US$ in thousands
Non-current liabilities:
Debentures	39,952	42,639
Loans from banks and others (including current maturities)	13,840	-	14,905	-	Future cash flows by the market interest rate on the date of measurement.	Discount rate of Euribor+ 2.53%
Finance lease obligations (including current maturities)	5,060	-	5,041	-	Future cash flows by the market interest rate on the date of measurement.	Discount rate of Euribor+ 2.85%
	58,852	42,639	19,946	-

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2015

Note 21 - Financial Instruments (cont’d)

F.	Fair value

(2)	Interest rates used for determining fair value

The interest rates used to discount estimated cash flows, when applicable, are based on the government yield curve at the reporting date plus an adequate credit spread, and were as follows:

	December 31
	2015	2014
	%
Non-current liabilities:
Loans from banks	Euribor+ 2.53%	Euribor+ 2.85%
Finance lease obligations	Euribor+ 2.85%	Euribor+ 2.85%

(3)	Fair value hierarchy

The financial instruments presented at fair value are grouped into classes with similar characteristics using the following fair value hierarchy which is determined based on the source of data used in the measurement:

Level 1	-	Quoted prices (unadjusted) in active markets for identical assets or liabilities.
Level 2	-	Inputs other than quoted prices included within Level 1 that are observable either directly or indirectly.
Level 3	-	Inputs that are not based on observable market data (unobservable inputs).

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2015

Note 21 - Financial Instruments (cont’d)

F.	Fair value (cont'd)

(3)	Fair value hierarchy (cont'd)

	December 31, 2015
	Level 1	Level 2	Level 3	Total	Valuation techniques for
	US$ in thousands				determining fair value

Income receivable in connection with the Erez electricity pumped storage project (see Note 6)			1,249	1,249
The fair value of the income receivable in connection with the Erez electricity pumped storage project was calculated according to the cash flows expected to be received in 4.5 years following the financial closing of the project, discounted at a weighted interest rate of 2.36% reflecting the credit risk of the debtor.

Option to require additional shares in investee			*
Marketable securities		6,499		6,499	Market price
Forward contracts		3,615		3,615
Fair value measured on the basis of discounting the difference between the forward price in the contract and the current forward price for the residual period until redemption using market interest rates appropriate for similar instruments, including the adjustment required for the parties’ credit risks.

Swap contracts	-	(2,830)		(2,830)
Fair value is measured by discounting the future cash flows, over the period of the contract and using market interest rates appropriate for similar instruments, including the adjustment required for the parties’ credit risks.

* Less than $ 1 thousand

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2015

Note 21 - Financial Instruments (cont’d)

F.	Fair value (cont’d)

(4)	Level 3 financial instruments carried at fair value

The table hereunder presents reconciliation from the beginning balance to the ending balance of financial instruments carried at fair value in level 3 of the fair value hierarchy:

Income receivable in connection with the Erez electricity pumped storage project

	Financial assets
	Option to purchase Additional shares in Investee		Income receivable in connection with the Erez electricity Pumped storage project
	US$ in thousands
Balance as at December 31, 2013	389		-

Total income recognized in profit or loss	(372)		1,704
Paid	-		(349)
Foreign Currency translation adjustments	(*	)	(117)

Balance as at December 31, 2014	17		1,238

Total income recognized in profit or loss	-		144
Exercise of first option to acquire additional shares	(17)		-
Foreign Currency translation adjustments	(*	)	(132)

Balance as at December 31, 2015	(*	)	1,250

*       Less than $1 thousand

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2015

Note 22 - Segments Information

The Company's chief operating decision maker (CODM) reviews internal management reports on a consolidated basis. The Company has only one strategic business unit.

Geographical information

The Company is domiciled in Israel and it operates in Italy and in Spain through its subsidiaries that own sixteen PV Plants and in Israel primarily through Dori Energy.

The following table lists the revenues from the Company's operation in Italy and Spain:

	For the year ended December 31
	2015	2014	2013
	US$ in thousands
Italy	10,620	13,259	11,673
Spain	3,197	2,523	1,309
Total income	13,817	15,782	12,982

The following table lists the fixed assets, net from the Company's operation:

	For the year ended December 31
	2015	2014
	US$ in thousands
Israel	51	88
Italy	60,565	71,927
Spain	18,359	21,498
Total fixed assets, net	78,975	93,513

Major customer

Revenues are mainly derived from one customer in each of the Italian and Spanish subsidiaries (government agencies).

Note 23 - Subsequent Events

On March 23, 2016, the Company announced the decision to distribute a cash dividend in the amount of $0.225 per share (an aggregate distribution of approximately $2,400 thousand).

Dorad Energy Ltd.

Financial Statements

As at December 31, 2015

Dorad Energy Ltd.

Financial Statements as at December 31, 2015

Contents

Independent Auditors’ Report

The Board of Directors

Dorad Energy Ltd.

We have audited the accompanying financial statements of Dorad Energy Ltd., which comprise the statements of financial position as of December 31, 2015 and 2014 and the related statements of profit or loss, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2015, and the related notes to the financial statements.

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

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dorad Energy Ltd. as of December 31, 2015 and 2014, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2015 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ Somekh Chaikin
Somekh Chaikin
Certified Public Accountants (Israel)
Member Firm of KPMG International

Tel Aviv
March 2, 2016

Dorad Energy Ltd.

Statements of Financial Position

		December 31	December 31
		2015	2014
	Note	NIS thousands	NIS thousands
Current assets
Cash and cash equivalents	4	51,894	71,778
Trade receivables		278,982	328,438
Other receivables	5	31,994	11,118
Pledged deposit	6	29,485	68,148
Financial derivatives	7	646	11,090
Total current assets		393,001	490,572

Non-current assets
Restricted deposit	13A1B	335,085	200,027
Prepaid expenses	13A2, 13A5	46,918	48,925
Fixed assets	8	4,386,971	4,588,356
Intangible assets		8,391	8,577
Total non-current assets		4,777,365	4,845,885

Total assets		5,170,366	5,336,457

Current liabilities
Current maturities of loans from banks	9	170,722	122,358
Current maturity of loans from related parties	11	130,000	-
Trade payables		247,129	376,515
Other payables	10	16,906	443,458
Total current liabilities		564,757	942,331

Non-current liabilities
Loans from banks	9	3,316,740	3,186,412
Loans from related parties	11	396,259	462,244
Provision for dismantling and restoration		35,170	28,507
Deferred tax liabilities	12	60,882	23,275
Liabilities for employee benefits, net		160	105
Total non-current liabilities		3,809,211	3,700,543

Equity	14
Share capital		11	11
Share premium		642,199	642,199
Capital reserve for activities with controlling shareholders		3,748	3,748
Retained earnings		150,440	47,625

Total equity		796,398	693,583

Total liabilities and equity		5,170,366	5,336,457

/s/ Yossi Peled	/s/ Eli Asulin	/s/ David Biton
Yossi Peled	Eli Asulin	David Biton
Chairman of the	Chief Executive Officer	Chief Financial Officer
Board of Directors

Date of approval of the financial statements: March 2, 2016

The accompanying notes are an integral part of the financial statements.

Dorad Energy Ltd.

Statements of Profit or Loss

		Year ended December 31,
		2015	2014	2013
	Note	NIS thousands	NIS thousands	NIS thousands
Revenues		2,356,832	1,484,176	-

Operating costs of the power plant
Energy costs		613,689	343,647	-
Electricity purchase and infrastructure services		1,000,947	690,827	-
Depreciation and amortization		209,953	124,339	-
Other operating costs		149,808	92,618	-

Total cost of power plant		1,974,397	1,251,431	-

Profit from operating the power plant		382,435	232,745	-

General and administrative expenses	15	25,681	14,022	-
Other expenses	13A8	-	5,771	7,813

		25,681	19,793	7,813

Operating profit (loss)		356,754	212,952	(7,813)

Financing income		476	46,964	-
Financing expenses		216,808	156,990	15,880

Financing expenses, net	16	(216,332)	(110,026)	(15,880)

Profit (loss) before taxes on income		140,422	102,926	(23,693)

Taxes on income	12	37,607	23,275	-

Profit (loss) for the period		102,815	79,651	(23,693)

The accompanying notes are an integral part of the financial statements.

Dorad Energy Ltd.

Statements of Changes in Equity

			Capital
			reserve for	Retained
			activities with	earnings
		Share	controlling	(accumulated
	Share capital	premium	shareholders	loss)	Total equity
	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands
For the year ended December 31, 2015

Balance as at January 1, 2015	11	642,199	3,748	47,625	693,583

Profit for the year	-	-	-	102,815	102,815

Balance as at December 31, 2015	11	642,199	3,748	150,440	796,398

For the year ended December 31, 2014

Balance as at January 1, 2014	11	642,199	3,748	(32,026)	613,932

Profit for the year	-	-	-	79,651	79,651

Balance as at December 31, 2014	11	642,199	3,748	47,625	693,583

For the year ended December 31, 2013

Balance as at January 1, 2013	6	373,731	3,748	(8,333)	369,152

Loss for the year	-	-	-	(23,693)	(23,693)
Issuance of capital	5	268,468	-	-	268,473

Balance as at December 31, 2013	11	642,199	3,748	(32,026)	613,932

The accompanying notes are an integral part of the financial statements.

Dorad Energy Ltd.

Statements of Cash Flows

	Year ended December 31,
	2015	2014	2013
	NIS thousands	NIS thousands	NIS thousands
Cash flows from operating activities:
Profit (loss) for the year	102,815	79,651	(23,693)
Adjustments:
Depreciation, amortization and fuel consumption	237,295	124,764	-
Taxes on income	37,607	23,275	-
Compensation for customers	-	-	7,813
Financing expenses, net	216,332	110,026	15,880
	491,234	258,065	23,693

Change in trade receivables	49,693	(328,438)	-
Change in other receivables	(20,876)	(10,886)	-
Change in trade payables	(129,385)	376,515	-
Change in other payables	(6,842)	(3,909)
Change in employee benefits, net	55	49	-
	(107,355)	33,331	-

Net cash provided by operating activities	486,694	371,047	-

Cash flows from investing activities:
Proceeds from (payment for) settlement of financial derivatives	9,609	27,679	(83,496)
Payment of pledged deposits	38,679	44,627	89,263
Investment in long-term restricted deposits	(135,000)	(200,000)	-
Investment in pledged deposit	-	(33,716)	-
Long-term prepaid expenses	-	-	(11,690)
Investment in fixed assets	(447,338)	(267,824)	(782,557)
Investment in intangible assets	(1,767)	(2,086)	(4,018)
Interest received	115	275	-

Net cash used in investing activities	(535,702)	(431,045)	(792,498)

Cash flows from financing activities:
Receipt of long-term loans from related parties	23,208	60,491	110,806
Receipt of long-term loans from banks	318,100	174,764	676,882
Repayment of loans from banks	(105,121)	(12,791)	-
Interest paid	(206,032)	(96,031)	-

Net cash provided by financing activities	30,155	126,433	787,688

Net increase (decrease) in cash and cash equivalents	(18,853)	66,435	(4,810)

Effect of exchange rate fluctuations on cash and
cash equivalents	(1,031)	1,144	-
Cash and cash equivalents at beginning of year	71,778	4,199	9,009

Cash and cash equivalents at end of year	51,894	71,778	4,199

The accompanying notes are an integral part of the financial statements.

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2015

Note 1 - General

A.           Reporting entity

Dorad Energy Ltd. (hereinafter - “the Company”) was incorporated on November 25, 2002, with the aim of engaging in the production of electricity and construction of the infrastructure required for said operation.

The company's shareholders:
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

On April 13, 2014 the Public Utilities Authority - Electricity ("PUA") passed a resolution of which a permanent production license and a supply license will be granted to the Company, subject to the approval of the Minister of National Infrastructure, Energy and Water ("Minister of Energy"). Accordingly, on May 12, 2014 the Company was issued production licenses for 20 years and a supply license for one year and on May 19, 2014 the Company began commercial operation of the station. The statements of Profit or Loss for the year ended December 31, 2014 includes the Company's activity from the date of operating of the station on May 19, 2014 until the end of that year.

On August 12, 2014 the Company filed a request to extend the supply license for an additional 19 years. On July 13, 2015, after the Company filed a petition with the High Court of Justice against the Minister of National Infrastructures and the Public Electricity Services Authority for issuance of a conditional order that will require extending the license for the said period, the license was received, which is effective up to May 11, 2034.

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

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2015

Note 1 - General (cont’d)

B.	Licenses and legal environment (cont’d)

3.
On July 9, 2014, the company petitioned the High Court against the Public Utilities Authority - Electricity (“PUA”) and the Israeli Electric Corporation Ltd. ("IEC") in view of the PUA’s intention to make a decision which includes, inter alia, to require the private electricity producers to pay IEC a new tariff, generally referred to by the PUA as “system costs”. The Company’s claims which were raised in the petition are, inter alia, that the decision is contrary to the explicit instructions of the Electricity Sector Law, 1996, with respect to the manner of determining tariffs by the Electricity Authority, also, it has the potential to change the rules of the game established by Electricity Authority and in addition severely undermines the principle of reliance of the Company, the financing entities and other third parties who relied on the information and activities of the Electricity Authority.

On December 7, 2014 PUA filed a response to the petition in which it contended that the petition should be denied for various reasons as detailed in PUA’s response.

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

On June 1, 2015, the Company filed an additional petition (hereinafter – “the Additional Petition”) for issuance of a conditional order against the Electricity Authority and the Electric Company (hereinafter – “the Respondents”). The subject matter of the Additional Petition is severe harm to the Company’s right to make a claim as part of the hearing held by the Electricity Authority regarding a proposed decision to require the private electricity producers to pay the Electric Company the system costs. This is due to the fact that the Authority did not provide the Company data, information and calculations that were in the possession of and/or that should have been in the possession of the Authority when determining the rate of system cost, without which the Company is not able to fully and completely examine the proposed decision and the tariffs proposed therein, and it is not able to raise all of its contentions in connection therewith. Concurrently, the Company also submitted a request for an interim order that will instruct the Authority to refrain from making a decision to impose the rate of system costs until the time of the decision on the Petition. Furthermore, the Court was also requested to issue a temporary interim order, ex parte, up to the time of the decision on the request for provision of the interim order requested above.

On June 1, 2015, a decision was rendered by the Supreme Court whereby the Respondents are to file their responses to the request for issuance of an interim order no later than June 22, 2015. It was further determined in the said decision that an ex-parte order will not be issued. On June 22, 2015, the Electricity Authority submitted its response according to which the Additional Petition is to be summarily dismissed. On June 25, 2015, the Supreme Court decided that there is no basis for instructing the Authority not to make the decision and thereby rejected the request for issuance of an interim order.

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2015

Note 1 - General (cont’d)

B.	Licenses and legal environment (cont’d)

3.	cont’d

Pursuant to the decision of the Supreme Court, on July 5, 2015, the Company notified that it remains steadfast with respect to its petition and it requested an instruction for transfer of the Additional Petition such that it will be heard together with the original petition regarding the matter of the system costs. On July 9, 2015, the Court rejected the Additional Petition since the proceeding was premature and the Electricity Authority had not yet decided with respect to the contentions regarding the hearing. The Court noted in the decision that the contentions raised in the Additional Petition remain for the Company’s benefit and it will be permitted to raise them after the decision in the hearing. On October 13, 2015, an agreed-to request was filed on the part of the Company for cancellation of the petition and on October 15, 2015, the Court’s decision was rendered whereby the petition was cancelled.

In the meantime, the Authority published a summary decision regarding the “Determination of Tariffs for Management Services of the Electricity System (System cost Tariffs)”. As part of the decision, detail was provided of, among other things, management services for the system and it was provided that an accounting will be made with reference to the past commencing from June 1, 2013, however from the standpoint of the Company, only commencing from the commercial operation date at the rate of 90% of the annual system tariff and, in addition, amounts were included in the decision that the Company is required to pay with respect to that stated above.

As at December 31, 2015 the accounting had been completed for the period until June 2015 in the amount of NIS 73 million paid by the company to the IEC. As from July 2015 regular charges are received from the IEC for these services.

In the reporting year, the Company updated the provisions in its financial statements that as at December 31, 2014 amounted to NIS 123 million and adjusted them to, inter alia, the amounts that were paid according to the aforesaid. The aforesaid adjustment was included in the item of operating cost of the power plant.

4.
On January 21, 2015 PUA published a summary decision regarding “Electricity Rates for Customers of IEC in 2015” which includes a reduction of the rates for the Company’s customers. Pursuant to the decision the rates of the manufacturing component which serves as the basis for charging the Company’s customers and to which the gas price is linked, will be reduced by about 9% as from February 1, 2015.

Later on, on September 7, 2015, PUA published another summary decision, after publication of the public hearing regarding the matter, which includes an additional rates reduction for the Company’s customers. According to the last decision, the rates for the production component which serves as the base for charging the Company’s customers and to which the gas price is linked, was further reduced by about 6.8%, commencing from September 13, 2015. It should be noted that the linkage mechanism of the gas price including a final floor price which is expected to occur in March 2016.

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2015

Note 2 - Basis of Preparation

A.	Declaration of compliance with international financial reporting standards.

The financial statements have been prepared by the Company, in accordance with International Financial Reporting Standards (IFRS).

The financial statements were authorized for issue by the Company’s Board of Directors on March 2, 2016.

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

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2015

Note 2 - Basis of Preparation (cont’d)

D.            Use of estimates and judgments (cont’d)

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

Impairment of assets
The Company examines on each cutoff date whether there have been any events or changes in circumstances that indicate impairment of fixed assets. It is examined whether the carrying amount of the fixed assets is recoverable out of the discounted cash flows expected from that asset or the fair value of the asset less selling costs (“net selling price”) of that asset, and if necessary an impairment provision is recorded up to the amount that is recoverable.

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

Assessment of the probability of contingent liabilities
The Company creates provisions or reverses provisions in respect of contingent liabilities on the basis of, inter alia, whether it is more likely than not that an outflow of economic resources will be required in respect of the aforesaid liabilities.

E.             Operating cycle period

The Company’s normal operating cycle is one year. As a result, current assets and current liabilities include items whose exercise date will take place in the Company’s normal operating cycle.

The accounting policies set out below have been applied consistently for all periods presented in these financial statements.

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2015

Note 3 - Significant Accounting Policies

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

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2015

Note 3 - Significant Accounting Policies (cont’d)

B.	Financial instruments (cont’d)

1.	Non-derivative financial assets (cont’d)

Cash and cash equivalents include cash balances available for immediate use and call deposits. Cash equivalents include short-term highly liquid investments (with original maturities of three months or less) that are readily convertible into known amounts of cash and are exposed to insignificant risks of change in value.

2.	Non-derivative financial liabilities

Initial recognition of financial liabilities
Non-derivative financial liabilities include loans and borrowings from banks and related parties, trade and other payables.

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

Hedge accounting

As from the fourth quarter of 2011, and until the end of 2013, the Company performed hedge of fair value with a view of reducing exposure to currency risk. At the date of beginning hedge accounting, the Company formally documented the hedging relationship between the hedging instrument and the hedged item, including the aim for the risk management and the strategy of the Company as regards hedging, as well as the manner in which the Company assesses the effectiveness of the hedging relationship.

When creating the hedge and in following periods, the Company assessed whether the hedge is anticipated to be highly effective in attaining offsetting changes in fair value or in the cash flows that may be attributed to the hedged risk during the period for which the hedge is designed, as well as whether the actual results of the hedge are within the range of 80% to 125%.

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2015

Note 3 - Significant Accounting Policies (cont’d)

B.            Financial instruments (cont’d)

3.	Derivative financial instruments, including hedge accounting (cont’d)

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

4.             CPI-linked assets and liabilities that are not measured at fair value

The value of CPI-linked financial assets and liabilities, which are not measured at fair value, is premeasured every period in accordance with the actual increase/decrease in the CPI.

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

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2015

Note 3 - Significant Accounting Policies (cont’d)

C.	Fixed assets (cont’d)

1.	Recognition and measurement (cont’d)

Changes in commitments to dismantle and restore the power plant except for changes caused by the passage of time, are added to or deducted from the cost of asset during the period in which they occur. The amount deducted from the cost of asset will not exceed its book value. The balance, if any, is recognized immediately in the profit or loss statement.

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

Depreciation of fixed assets begins when it is available for use. This means that it should be in the location and condition necessary for it to be capable of operating in the manner intended by the management. As stated in Note 1B (1), the Company began to depreciate fixed assets from the day of the beginning of commercial operations, in accordance with the depreciation rates listed below. Depreciation is recognized in the profit and loss statement on a straight-line basis (unless otherwise stated) over the estimated useful life of each significant part of the fixed asset, since this method reflects the expected pattern of consumption of future economic benefits best embodied in the asset.

The estimated useful lives for the current period are as follows:

Depreciation
rate
(percentage)
Buildings and permanent connections	4
Turbine components	4 or by operating hours
Machinery, equipment and apparatus	mainly 4
Monitoring station	10
Spare parts	4
Backup diesel	upon usage

Depreciation methods, useful lives and residual values are reviewed at each reporting period and adjusted when necessary.

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2015

Note 3 - Significant Accounting Policies (cont’d)

D.	Intangible assets

1.	Recognition and measurement

Intangible assets are identifiable non-monetary assets that do not have a physical substance. The Company’s intangible assets consist of the costs of software systems that were adapted to the Company’s needs. Among others, these include the billing system, the customer consumption forecast system, operating system and the ERP system. The intangible assets that were acquired by the Company have a finite useful life and are measured at cost less accumulated amortization and accumulated impairment losses.

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

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2015

Note 3 - Significant Accounting Policies (cont’d)

E.            Impairment (cont’d)

2)	Non-financial assets (cont’d)

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

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2015

Note 3 - Significant Accounting Policies (cont’d)

H.	Revenues

The Company recognizes a revenue when it is probable that the economic benefits will flow to the Company and the revenue can be measured reliably.

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

The Company did not make an actuarial calculation due to the immateriality of the amounts.

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2015

Note 3 - Significant Accounting Policies (cont'd)

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

L.            Financing income and expenses

Financing income and expenses include changes in the fair value of financial assets presented at fair value through the profit and loss and derivative hedging instruments which are recognized in profit and loss. Interest income is recognized as it accrues using the effective interest method. Financing expenses include interest expenses on bank loans, bank commissions and change in time value regarding provisions.

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

Note 4 - Cash and Cash Equivalents

	December 31
	2015	2014
	NIS thousands	NIS thousands
Balance in banks	8	7
Deposits on demand (*)	51,886	71,771

	51,894	71,778

(*)           Deposits on demand bear interest rate of 0.1%.

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2015

Note 5 - Other Receivable

	December 31
	2015	2014
	NIS thousands	NIS thousands
Government institutions	14,908	238
Advances to suppliers and prepaid expenses	13,134	10,880
Receivables for warranty	3,952	-

	31,994	11,118

Note 6 - Pledged Deposits

Within the framework of signing the financing agreements (as mentioned in Note 13A(1)), the shareholders have committed to provide the Company with equity at the rate of  20% of the cost of construction of the power plant. Zorlu, Edelcom and from January 2014 U. Dori have paid to the Company the balance of their commitment, which is presented in the financial statements as a pledged short-term deposit in the amount of NIS 29,485 thousand (December 31, 2014 – as a short-term pledged deposit of NIS 68,148 thousand). Eilat Ashkelon Infrastructure Services Ltd. gave bank guarantees in accordance with their share. Following the payments, mainly for construction contractor, were released some of pledged deposits and guarantees as stated.

Note 7 - Derivative Financial Instruments

The Company's engagement in an agreement with the construction contractor, Wood Group Gas Turbines Ltd., as detailed in Note 13A(3), exposes the Company to the US dollar exchange risk. In order to reduce the Company's exposure to changes in the fair value of the dollar/NIS exchange rate, the Company entered into forward transactions as from January 2011 for the purchase of dollars against NIS.

According to IAS 39 “Financial Instruments: Recognition and Measurement”, the Company’s forward transactions were accounted for as an economic hedge. As from December 9, 2011 (hereinafter – the beginning of the hedge) the Company decided to designate the aforesaid forward transactions as accounting hedge transactions that are fair value hedges – hedges of the Company’s exposure to changes in fair value that can be attributed to the SPOT risk of the NIS/Dollar exchange rate with respect to a contractual commitment to make future payments in dollars pursuant to the EPC agreement. The hedge effectiveness tests that were performed from the beginning of the hedge until December 31, 2013 indicate that the hedge complies with the effectiveness requirements of IAS 39.

As of January 1, 2014 (hereinafter – “Date of termination of hedging”), the Company stopped designating forward transactions as hedging accounting transactions, therefore from this date the fair value hedging accounting was discontinued. Forward transactions outstanding at this date are accounted for as of this date, as economic hedges and changes in fair value of these transactions are reported in the profit and loss statement as financing income/expenses.

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2015

Note 7 - Derivative Financial Instruments (cont’d)

Composition of the amounts recognized in balance sheet of economic hedge:

	December 31
	2015	2014
	NIS thousands	NIS thousands
derivative financial instruments	646	11,090

Note 8 - Fixed Assets

A.            Composition

	Capitalized
	power plant
	construction	Furniture	Leasehold
	expenses	and equipment	improvements	Total
	NIS thousands
Cost

Balance as at January 1, 2014	3,937,482	1,545	620	3,939,647

Additions	770,224	735	108	771,067

Balance as at December 31, 2014	4,707,706	2,280	728	4,710,714

Additions	31,829	113	8	31,950

Balance as at December 31, 2015	4,739,535	2,393	736	4,742,664

Depreciation

Balance as at January 1, 2014	-	-	-	-

Additions	121,932	381	45	122,358

Balance as at December 31, 2014	121,932	381	45	122,358

Additions	232,623	639	73	233,335

Balance as at December 31, 2015	354,555	1,020	118	355,693

Carrying amounts

As at January 1, 2014	3,937,482	1,545	620	3,939,647

As at December 31, 2014	4,585,774	1,899	683	4,588,356

As at December 31, 2015	4,384,980	1,373	618	4,386,971

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2015

Note 8 - Fixed Assets (cont’d)

B.            Composition of costs of the power plant:

	Additions in the	Cumulative
	year ended	costs as at
	December 31	December 31
	2015	2015
	NIS thousands	NIS thousands
Equipment and cost of power plant	25,827	3,791,811
Initiation fees	-	98,800
Rentals and maintenance	-	6,554
Professional services	-	173,627
Travel overseas	-	3,176
Financing	-	592,398
Update provision for restoration and dismantling - see Note 8(E)	6,002	34,184
General and administrative	-	38,985

	31,829	4,739,535

C.            Security

See Note 13C regarding a lien on the Company’s assets that serves as security for the liabilities of the Company and the shareholders.

D.            Acquisition of fixed assets on credit

In 2015 there were not acquisitions by the Company of credit fixed assets. In the account year the Company paid for previous years on credit fixed assets at a total of NIS 421 million.

E.            Provision for restoration and dismantling

In 2015, as a result of changes in interest rates, the Company updated the provision for restoration and dismantling in the amount of NIS 6,002 thousand which was recorded against fixed assets. Changes in the time value of the provision on the books are recognized within financing expenses.

Note 9 - Loans from Banks

Presented hereunder are contractual terms of the bank loans of the company and its carrying amounts. For further information regarding the company’s exposure to interest rate risks and liquidity risks see Note 18 – financial instruments.

Details regarding interest rates and linkage*

			Carrying amount as at December 31
	Currency and
	linkage base	Effective interest	2015	2014
		%	NIS thousands	NIS thousands
Loans from banks	CPI-linked	5.58%-5.77%	3,487,462	3,308,770
Less current maturities (including	NIS
interest as at December 31)			(170,722)	(122,358)

			3,316,740	3,186,412

*   See also Note 13A(1) regarding credit terms and financial covenants.

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2015

Note 10 - Other Payables

	December 31
	2015	2014
	NIS thousands	NIS thousands
Accrued expenses (*)	13,731	437,721
Other payables	3,175	5,737

	16,906	443,458

*) Including other payables due to related and interested parties	12,405	54,074

Note 11 - Loans from Related Parties

	December 31
	2015	2014
	NIS thousands	NIS thousands
Shareholders(1)
Eilat-Ashkelon Infrastructure Services Ltd.	186,952	148,393
Zorlu Enerji Elektrik Uretim A.S. (2)	133,817	123,792
U. Dori Energy Infrastructure Ltd. (2)	102,153	94,486
Edelcom Ltd. (2)	103,337	95,573
	526,259	462,244
Less current maturities (3)	(130,000)	-

	396,259	462,244

1.
In accordance with the agreement regarding the subordinated shareholders’ loans, the loans bear interest at the rate of 10% and are linked to the CPI. As at December 31, 2015, the amount of loans received including accrued interest is NIS 1,168,469 thousand, some of which converted to equity. The remaining balance is expected to be repaid as of 2016, subject to compliance with financial covenants as specified in the financing agreements. See Note 13A(1)(a).

2.	The loan balances include certain amounts paid in advance and were pledged as a short term deposits, see Note 6.

3.
According to the financing agreements, two years after the date of commercial operation, and subject to the Company’s compliance with financial covenants and other commitments as specified in the agreement, it will be possible to repay shareholders’ loans. The Company expects to comply with the financial covenants and commitments provided in the financing agreements, and that it will be able to repay shareholders’ loans in an estimated amount of NIS 130,000 thousand as from the end of May 2016. According to these assessments, the Company has classified this amount as a current maturity in its financial statements as at December 31, 2015.

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2015

Note 12 - Income Tax

A.           Details regarding the tax environment of the Company

(1)	Presented hereunder are the tax rates relevant to the Company in the years 2013-2015: 2013 – 25% 2014 – 26.5% 2015 – 26.5%

After the reporting date, On January 4, 2016 the Knesset plenum approved the Corporate Tax rate would be reduced by 1.5% from 26.5% to 25% as from January 1, 2016. On the reporting date, December 31, 2015, has not yet updated the Companies tax rate as well as the procedure for updating the legislation has not yet been in effect. Changes in tax rates substantively enacted after the reporting period do not affect the measurement of tax balances in the financial statements.

If the law had been substantively enacted before December 31, 2015, the effect of the change on the financial statements as at December 31, 2015 would have been reflected in a decrease in the deferred tax liabilities in the amount of NIS 3,446 thousand recognized against deferred tax income.

The Company has not recorded current taxes for the reported periods.

(2)
On January 12, 2012 Amendment 188 to the Ordinance was issued, by which the Temporary Order was amended so that Standard 29 shall not apply also when determining the taxable income for 2007-2011. On July 31, 2014 Amendment 202 to the Income Tax Ordinance was published. The Amendment extended the temporary order for the tax years 2012 and 2013.

(3)	The Company is an “Industrial Company” as defined in the Encouragement of Industry (Taxes) – 1969 and accordingly is entitled to benefits which the primarily one is accelerated depreciation.

B.           Composition of income tax expense

	Year ended	Year ended
	December 31,	December 31,
	2015	2014
	NIS thousands	NIS thousands
Current tax	-	-
Deferred tax expense	37,607	23,275

	37,607	23,275

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2015

Note 12 - Income Tax (cont’d)

C.	Deferred tax liabilities and assets recognized

The deferred taxes are calculated using the tax rate expected to apply when reversed as described above. Changes in the tax liabilities and assets are attributed to the following items:

		Provisions
		and other
		timing	Tax losses
	Fixed assets	differences	carried forward	Total
	NIS thousands
Balance of deferred tax
asset (liability) as at
January 1, 2014	-	-	-	-

Changes recognized in the
profit and loss statements	(99,502)	39,117	37,110	(23,275)

Balance of deferred tax
asset (liability) as at
December 31, 2014	(99,502)	39,117	37,110	(23,275)

Changes recognized in the
profit and loss statements	(151,915)	(25,666)	139,974	(37,607)

Balance of deferred tax
asset (liability) as at
December 31, 2015	(251,417)	13,451	177,084	(60,882)

D.           Reconciliation between the theoretical tax on the pre-tax profit and the tax expense.

	Year ended	Year ended
	December 31,	December 31,
	2015	2014
	NIS thousands	NIS thousands
Profit before taxes on income	140,422	102,926

Statutory tax rate of the company	26.5%	26.5%

Tax calculated according to the Company’s
statutory tax rate	37,212	27,275

Creation of deferred taxes for tax losses and benefits
from previous years for which deferred taxes were
not created in the past	-	(4,782)

Non-deductible expenses and others	395	782

Income tax expense	37,607	23,275

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2015

Note 12 - Income Tax (cont’d)

E.	Tax losses carried forward

The total amount of losses forward as at December 31, 2015 is about NIS 668 million. The Company has recorded deferred taxes in respect of these losses because it expects the exploitation against taxable incomes will be created in the foreseeable future.

F.	Tax assessments

The Company has not yet received tax assessments since its establishment. Although, the company has final tax assessments up to and including the year ended December 31, 2011 (subject to the limitations prescribed by law).

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

Accordingly, the Company is required to comply the following debt coverage:

1.	The Company is required to maintain a debt coverage ratio of 1.10:1 over two consecutive calculation periods, and a debt coverage ratio of 1.05:1 over the entire calculation period.

2.	The Company is required to maintain a minimal loan life coverage ratio of 1.10:1.

As at December 31, 2015, according to the Company’s expected cash flow, the company is in compliance with the coverage ratios mentioned above.

As at December 31, 2015, the Company’s credit framework amounts to a total of NIS 4,045,783 thousand including linkage pursuant to the financing agreements (including a stand by framework). Until December 31, 2015 the Company has made withdrawals from the aforesaid framework in the total amount of NIS 3,614,000 thousand (including interest in the total amount of NIS 401,150 thousand that has accrued to the loan principal until the date of commercial operation according to the financing agreements). As at December 31, 2015 the balance of unutilized credit after cancellation of a credit framework of NIS 178 million at the request of the Company, amounts to a total of NIS 254 million.

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2015

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

The Capital Infusion Agreement includes representations and obligations with regards to the shareholders and the project where their breach is likely to lead, inter alia, to the demand for immediate repayment of the outstanding credit and/or a breach of the Company’s obligations and/or to the cancellation of the license. According to the Subordinated Loan Agreement, any shareholder loan will be linked to the CPI and bear interest at an annual rate of 10%. In addition, it was agreed that any distribution to the shareholders, including loans repayment, will be subject to the compliance of the company with the financial covenants as described in the financial agreement (see Note 11). During the years 2015 and 2014, there were no conversion of shareholder loans to equity. In 2013 the Company allotted a total amount of 4,448 additional shares to shareholders on a pro-rata basis against conversion of shareholders' loans in the total amount of NIS 268,473 thousand. During the period of this statement there was no change in the relative holdings of the shareholders. Within the framework of the financing agreement, there is a lien on all of the issued share capital of the Company in favor of Poalim Trust Services Ltd., as the trustee of the Financing Parties.

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

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2015

Note 13 - Contingent Liabilities, Commitments and Guarantees (cont’d)

A.           Commitments (cont’d)

1.            Financing agreements (cont’d)

b.	Bank accounts agreement (cont’d)

As at December 31, 2015, the Company deposited in the debt service reserve an amount of NIS 200 million that had accumulated as cash surpluses from the current operations of the Company. The Company has the right to withdraw this amount from the project’s credit facility. In addition, the Company deposited the amount of NIS 25 million in the major maintenance fund, NIS 25 million in the distribution fund, NIS 70 million in the third-party guarantees fund and NIS 15 million in the fines and regulation fund. This amounts are classified in the statement of financial position as “long-term restricted deposits”.

2.            Agreement to lease land under operating lease

In 2008 an agreement was signed between the Company and EAIS from the lease of 74.5 dunams of land for the power plant, for a period of 24 years and 11 months from the date of its operation. Also in 2008, the Company participated in this payment and transferred to EAIS the amount of NIS 3,047 thousand in respect of its relative share in the lease period which were paid by EAIS to ILA. This amount is classified as “long-term prepaid expenses” and is amortized over the lease period.

During 2010 the Company signed on addendum to the land sub-lease agreement. According to the addendum to the agreement, in exchange for the lease of the lands designated for the project, an annual payment of NIS 3,705 thousand will be paid for a period of 25 years. See also Note 18.

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

As at December 31, 2015, the Company paid the construction contractor all of the contractual liabilities, including the additional payment.

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2015

Note 13 - Contingent Liabilities, Commitments and Guarantees (cont’d)

A.           Commitments (cont’d)

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

During 2013, the Maintenance Contractor entered into a sub-contracting agreement with EZOM Ltd, a related party held by related companies. The maintenance and operation will be managed by EZOM Ltd. The maintenance contractor will retain full responsibility regarding his obligations toward the Company.

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

EAPC are the Controller - of Eilat Ashkelon Infrastructure Services Ltd. who are an interested party and related party, see Note 18.

7.	Agreement to purchase natural gas

On October 15, 2012 the Company entered into an agreement with the partners in the Tamar license (“Tamar”) by which, subject to the fulfillment of suspense conditions provided in the agreement, the Company will purchase natural gas from Tamar for operating the power plant it is constructing in Ashkelon.

There is a dispute between the parties regarding the tariff linked to the gas price in view of the split in production rates table, to two separate tables, which were updated during May 2013. The parties are negotiating to resolve the dispute.

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2015

Note 13 - Contingent Liabilities, Commitments and Guarantees (cont’d)

A.	Commitments (cont’d)

7.            Agreement to purchase natural gas (cont’d)

The Company is committed to purchase gas from the flow date, as it defined in the agreement. As at December 31, 2014 the amount of the obligation is estimated at NIS 100,800 thousand. This obligation was not recognized in the Company’s books. Nevertheless, according to the agreement, if the Company did not use the minimum quantity of gas as committed, it shall be entitled to consume this quantity every year during the three following years and this is in addition to the minimum quantity of gas the company is committed to.

In November 2015, the Company reached an arrangement with Tamar whereby the Company’s obligation to acquire the gas for the period preceding the commencement date of the actual consumption of the gas will be cancelled, where in addition the parties also settled the disagreement regarding the tariff to which the price of the gas is linked, with no monetary consequences.

On April 30, 2015, the Company received a notification from Tamar whereby the “interim period”, as defined in the agreement, began on May 5, 2015. Pursuant to the agreement, during the interim period supply of the gas to the Company will be subject to the quantities of the natural gas that will be available to Tamar at that time after supply of natural gas to other customers of Tamar with which contracts were signed for supply of natural gas prior to the signing of the agreement with the Company. The interim period will end when Tamar completes, should it ultimately complete, a project for expansion of the supply capacity of a system for treatment and transfer of natural gas from the Tamar reserve, upon existence of the preconditions detailed in the agreement. In the Company’s estimation, the impact of Tamar’s notification on its activities is not expected to be significant.

8.            Agreement to sell electricity

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

In addition, the Company reached an agreement with Mekorot under which, in respect of the delay in the commercial operation, Mekorot will receive a higher reduction during the first six months of the commercial operation. Even so, Mekorot has the option to request the compensation in cash. Accordingly, until the date of the commercial operation, the Company recognized a provision in amount of the compensation which was recorded as Other Expenses in the statement of profit or loss. In June 2014 the Company compensated Mekorot by the full amount of the compensation due to it (including interest accrued until that date).

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2015

Note 13 - Contingent Liabilities, Commitments and Guarantees (cont’d)

A.           Commitments (cont’d)

9.            Property tax assessments in respect of the station

In April 2014, the Company received a property tax assessment from Ashkelon Municipality for the years 2012-2014 in the amount of NIS 17,633 thousand including interest and linkage in the amount of NIS 2,487 thousand. It should be noted that the main assessments amounts and interest expenses and linkage, refer to the period in which the Company had not yet received a completion of building permit. After negotiations for a compromise between the Company and the Municipality of Ashkelon, the parties reached a compromise whereby in exchange for the payment agreed upon in the compromise, all of the Municipality’s charges will be discharged for periods up to the end of 2015, and the final annual amount was also determined for the period up to and including 2025. The compromise amount was paid during the final quarter of 2015.

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

On April 13, 2014 the Company received a temporary writ of attachment with respect to an amount of up to NIS 146 million that is held by the Company as a third party and is payable to the construction contractor according to the construction agreement. On August 18, 2014 the Company received an amended temporary writ of attachment that lowered the amount of the temporary attachment from NIS 146 million to NIS 55 million (hereinafter: “the additional claimed amount”). On February 18, 2015, the Company received a court ruling ordering removal of the attachment that was imposed on the Company.

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2015

Note 13 - Contingent Liabilities, Commitments and Guarantees (cont’d)

A.           Commitments (cont’d)

11.          Claim by U. Dori Energy Infrastructures Ltd., Zorlu Enerji and Edelcom Ltd.

On April 12, 2015 the Company received two letters from representatives of U. Dori Energy Infrastructures Ltd. (hereinafter- "The Representatives") that were addressed to the Company’s Chairman of the Board. As part of these letters, the company is requested to take legal action in order to reveal the engagement between one of the shareholders of the Company, Zorlu Enerji Elektrik Uretim A.S., and the construction contractor of the Dorad power station, Wood Group (EPC contractor). The aforesaid letters are advance notices to the Company regarding the intention of the representatives to file a derivative claim insofar as their requests are not accepted.

After examining all the facts relevant to the aforesaid letters and consulting with legal counsel, the Company replied to the representatives on May 26, 2015 and rejected their request to take legal action. On July 16, 2015 the representatives filed with the court a motion to approve a derivative claim in the name of the Company against Zorlu (including the representatives of Zorlu on the Company’s Board of Directors) and the EPC contractor. In the framework of the motion to which also the derivative claim was attached, the representatives demanded that documents and information regarding the engagement between Zorlu and the EPC contractor be disclosed and handed over.

On November 15, 2015 the Company filed its reply in which it reiterated its position that the motion for approval of the derivative claim should be denied.

On January 12, 2016 the representatives filed a motion to amend the motion for approval of a derivative claim (hereinafter: ‘the motion for amendment”). The motion for amendment raises new allegations by which Zorlu together with Ori Edelsberg (a director in Dorad) and companies under his control supposedly conspired to deceive the Company by “inflating” the cost of the EPC agreement for the purpose of splitting between them the profits from such “inflation”. In addition, in the framework of the motion for amendment it is requested to add Mr. Ori Edelsberg and companies under his control as defendants to the amended motion for approval of a derivative claim and, also, to remove from the claim the representatives of Zorlu on the Company's Board of Directors. It is noted that the motion for approval of a derivative claim as well as the amended motion for approval of a derivative claim that was attached to the motion for amendment, do not include any monetary relief rather request that the court give the representatives permission to split the relief so that they may file a separate monetary claim in the future on behalf of Dorad with respect to Dorad’s financial damages, after they receive all the documents and information they are requesting. In the Company's estimation, based on the opinion of its legal counsel, at this early stage cannot intelligently evaluate the prospects for the application for approval of a derivative claim.

On December 27, 2015 the Company received a letter from the representatives of Zorlu that is addressed to the Company’s board of directors (hereinafter: “Zorlu’s letter”). Most of Zorlu’s letter refers to the execution of civil engineering work in a project of Dorad by the U. Dori Ltd. and U. Dori Construction Ltd. group (hereinafter and together: “Dori”) whose services were retained by the EPC contractor. According the letter of Zorlu, Dori did not fulfill its commitments regarding execution of the civil engineering work in Dorad’s project which resulted in delays in construction of the power station. Zorlu is requesting that the Company exercise its legal rights against Dori and the representatives, and insofar as its requests do not receive a positive reply, Zorlu plans to file a motion for approval of a derivative claim.

On February 3, 2016 the Company replied to Zorlu’s letter and advised that it requires an additional period of 45 days beyond that prescribed in the law to examine the matters referred to in Zorlu’s letter. Zorlu replied that it agrees to the Company’s request for additional time.

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2015

Note 13 - Contingent Liabilities, Commitments and Guarantees (cont’d)

A.           Commitments (cont’d)

11.          Claim by U. Dori Energy Infrastructures Ltd., Zorlu Enerji and Edelcom Ltd. (cont’d)

On February 25, 2016 the Company received a letter from the representatives of Edelcom and Ori Edelsberg that is addressed to the Company’s Board of Directors (hereinafter: “Edelcom’s letter”). Edelcom’s letter is about an entrepreneurship agreement that was signed on November 25, 2010 between the Company and U. Dori Ltd. (hereinafter: “”the Dori Group”), pursuant to which in consideration for the management and entrepreneurship services of the power station project the Dori Group received from the Company payment in the amount of NIS 49.4 million and it undertook to continue holding, directly or indirectly, at least 10% of the Company’s share capital for a period of 12 months from the date the power station is handed over to the Company by the construction contractor (hereinafter and respectively: “the entrepreneurship agreement” and “the entrepreneurship fee”). According to Edelcom, Dori Group’s holdings in the Company are through Dori Energy, which on November 25, 2010 entered into a triangular investment agreement between Dori Energy, Ellomay Clean Energy Ltd. (hereinafter: “Ellomay”) and the Dori Group (hereinafter: “the Dori Energy investment agreement”).

In addition, according to Edelcom, when the Dori Energy investment agreement was signed Ellomay received management rights in Dori Energy that are equal to those of the Dori Group while at the same time Ellomay formally held only 40% of the issued share capital of Dori Energy and therefore it was expected that the management rights granted to it would correspond to its holding rate in Dori Energy at that time. In view of the aforesaid, according to Edelcom the Dori Group holdings have fallen below 10% and it has therefore breached its commitment according to the entrepreneurship agreement.

In view of all the allegations described in Edelcom’s letter, the Company is requested to take all legal action possible towards recovery or compensation for the amounts the Company had paid in accordance with the entrepreneurship agreement. Furthermore, in Edelcom’s letter the Company is requested to notify Dori Energy that until the payment of compensation for the entrepreneurship fee, the Company shall hold back an amount equal to the amount of the compensation out of any amount Dori Energy is entitled to receive from the Company (including repayments of shareholders’ loans and dividend distributions), as is its legal right.

B.           Bank guarantees

As at the date of the report, the Company provided, by itself and through its shareholders, based on their proportionate holdings in the Company, required by the financing agreements bank guarantees to INGL the Public Electricity Services Authority, for purposes of compliance with the terms of the licenses granted to the Company, and in favor of the System Management Unit in the Electric Company, as required under the Company’s agreement with the Electric Company, and in accordance with the covenants published by the Electricity Authority. The total amount of the guarantees given, as detailed above, is about NIS 181 million, where the Company’s share in the guarantees is NIS 70 million.

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2015

Note 13 - Contingent Liabilities, Commitments and Guarantees (cont’d)

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

3.
Lien on account of guarantees to third parties – a fixed lien, mortgage and assignment by way of a first priority lien, and a second priority lien on all assets and rights with respect to the account of guarantees including the funds, the securities, the documents and the notes of others of any type that will be deposited in the account from time to time, as detailed in the mortgage deed and all of its appendices. In addition during 2015, deposited NIS 70 million to guarantees to third parties account. See Note 13B, Bank guarantees.

4.
Lien on the land of the project – A fixed lien and first priority mortgage and an assignment by way of lien on all of the rights, existing and future, of the pledger with no exceptions, per the development agreement that was signed between the pledger and the Israel Lands Administration (“ILA”) with respect to the land.

Note 14 - Share Capital

Composition of the share capital in nominal values:

	Number of shares
	December 31
		Issued and	Issued and
	Authorized	paid-in	paid-in
		2015	2014
Ordinary shares of NIS 1 par value	500,000	10,640	10,640

See Note 13A1(A) regarding an issuance of shares against a conversion of loans into equity.

Note 15 - General and Administrative Expenses

	For the year ended December 31
	2015	2014	2013
	NIS thousands
Wages and related expenses	13,347	4,637	-
Rental and office maintenance	2,553	1,242	-
Profession services	8,927	7,689	-
Depreciation	712	426	-
Other	142	28	-

	25,681	14,022	-

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2015

Note 16 - Financing Income and Expenses, Net

	Year ended December 31
	2015	2014	2013
	NIS thousands
Financing income
Revaluation of derivatives	-	46,662	-
Net foreign exchange	124	-	-
Other	352	302	-

	476	46,964	-

Financing expenses
Ineffective portion of the accounting hedging	-	-	15,880
Revaluation of derivatives	835	-	-
Interest expense on bank loans	168,887	118,322	-
Interest expense on loans from related parties	40,791	22,708	-
Net foreign exchange loss	-	12,012	-
Bank commissions	2,858	3,369	-
Other financing expenses	3,437	579	-

	216,808	156,990	15,880

Net financing expenses	216,332	110,026	15,880
For further information regarding financial expenses due to transactions with related parties, see Note 18- Related and Interested Parties.

Note 17 - Financial Instruments

A.	Overview

The Company has exposure to the following risks from its use of financial instruments:

—	Credit risk
—	Liquidity risk
—	Market risk

This note presents quantitative and qualitative information about the Company’s exposure to each of the above risks, and the Company’s objectives, policies and processes for measuring and managing risk.

In order to manage these risks and as described hereunder, the Company executes transactions in derivative financial instruments. Presented hereunder is the composition of the derivatives:

	December 31
	2015	2014
	NIS thousands
Derivatives presented under current assets
Forward exchange contracts used for economic hedge	646	11,090

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2015

Note 17 - Financial Instruments (cont’d)

B.	Risk management framework

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

Cash and cash equivalents
As at December 31, 2015, the Company has cash and cash equivalents in the amount of NIS 51,894 thousand (December 31, 2014 - NIS 71,778 thousand. The Company’s cash and cash equivalents are deposited with a financial institution having a high credit rating (international rating scale).

Pledged deposits
As at December 31, 2015, the Company’s balance of pledged deposits is NIS 29,485 thousand (December 31, 2014 – NIS 68,148 thousand), see also Note 6.

Restricted deposits
As at December 31, 2015 the Company has deposits in the amount of NIS 335,085 thousand that are restricted according to the financing agreements (December 31, 2014 – NIS 200,027 thousand). The Company’s restricted deposits are held with a financial institution having a high credit rating (international rating scale).

Trade and other receivables
The Company’s exposure to credit risk is influenced mainly by the individual characteristics of each customer. The Company has established a credit policy under which each new customer is analyzed individually for credit worthiness. The Company’s review includes external ratings, when available.

As at December 31, 2015 no impairment was recorded.

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

The Company has contractual commitments due to financing agreements, O&M agreement, the Gas Purchase agreement and the Gas Pipeline agreement. For further information see Note 13.

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2015

Note 17 - Financial Instruments (cont’d)

D.	Liquidity risk (cont’d)

The following are the contractual maturities of financial liabilities at undiscounted amounts and based on the future rates forecasted at the reporting date, including estimated interest payments.

	December 31, 2015
	Carrying	Contractual	6 months				More than
	amount	cash flows	or less	6-12 months	1-2 years	2-5 years	5 years
	NIS thousands
Non-derivative financial liabilities

Trade payables	247,129	247,129	247,129	-	-	-	-

Other payables	13,731	13,731	13,731	-	-	-	-

Loans from banks	3,487,462	5,128,178	176,647	165,014	344,767	1,046,281	3,395,469

Loans from related parties	526,259	547,820	130,000	-	139,273	278,547	-

	4,274,581	5,936,858	567,507	165,014	484,040	1,324,828	3,395,469

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2015

Note 17 - Financial Instruments (cont’d)

D.	Liquidity risk (cont’d)

	December 31, 2014
	Carrying	Contractual	6 months				More than
	amount	cash flows	or less	6-12 months	1-2 years	2-5 years	5 years
	NIS thousands
Non-derivative financial liabilities

Trade payables	376,515	376,515	376,515	-	-	-	-

Other payables	438,723	438,723	438,723	-	-	-	-

Loans from banks	3,308,770	4,990,234	120,742	150,726	314,405	636,678	3,767,683

Loans from related parties and others	462,244	654,735	-	-	81,842	409,209	163,684

	4,586,252	6,460,207	935,980	150,726	396,247	1,045,887	3,931,367

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2015

Note 17 - Financial Instruments (cont’d)

E.	Market risk

Market risk is the risk that changes in market prices will affect the Company’s income. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.

As of December 31, 2015 and since the beginning of commercial operation of the power plant, the management estimates that the main risks are: changes in regulations applicable to the area of operations as approved by the electricity authority, a change in the gas purchase costs and other changes in the electricity and gas market, political and security events.

(1)	Linkage and foreign currency risk

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

	December 31, 2015
	Non-financial	Unlinked	CPI-linked	US Dollar	Total
	NIS thousand
Financial assets and financial
liabilities:
Current assets:
Cash and cash equivalents	-	42,827	-	9,067	51,894
Trade receivables	-	278,982	-	-	278,982
Pledged deposits	-	29,485	-	-	29,485
Accounts receivable	31,994	-	-	-	31,994
Derivative financial instruments	-	-	-	646	646

Non-current assets:
Prepaid expenses	46,918	-	-	-	46,918
Fixed assets	4,386,971	-	-	-	4,386,971
Intangible assets	8,391	-	-	-	8,391
Restricted deposits	-	335,085	-	-	335,085

Current liabilities:
Current maturities of loans
from banks	-	-	170,722	-	170,722
Current maturities of loans
from related parties	-	-	130,000	-	130,000
Other accounts payable	3,175	1,326	-	12,405	16,906
Trade payables	-	218,143	-	28,986	247,129

Non-current liabilities:
Deferred tax liabilities	60,882	-	-	-	60,882
Provisions for dismantling
and restoration	35,170	-	-	-	35,170
Loans from banks	-	-	3,316,740	-	3,316,740
Long-term loans from related
parties and others	-	-	396,259	-	396,259
Liabilities for employee
benefits, net	160	-	-	-	160
Total exposure in statement
of financial position
in respect of financial assets
and financial liabilities	4,374,887	466,910	(4,013,721)	(31,678)	796,398

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2015

Note 17 - Financial Instruments (cont’d)

E.	Market risk (cont’d)

(1)	Linkage and foreign currency risks (cont’d)

(a)	The exposure to linkage and foreign currency risk (cont’d)

The Company's exposure to linkage and foreign currency risk is as follows:

	December 31, 2014
	Non-financial	Unlinked	CPI-linked	US Dollar	Total
	NIS thousand
Financial assets and financial
liabilities:
Current assets:
Cash and cash equivalents	-	67,478	-	4,300	71,778
Other accounts receivable	11,118	-	-	-	11,118
Pledged deposits	-	68,148	-	-	68,148
Accounts receivable	-	328,438	-	-	328,438
Derivative financial instruments	-	-	-	11,090	11,090

Non-current assets:
Prepaid expenses	48,925	-	-	-	48,925
Fixed assets	4,588,356	-	-	-	4,588,356
Intangible assets	8,577	-	-	-	8,577
Pledged deposits	-	200,027	-	-	200,027

Current liabilities:
Credit from banks	-	-	(122,358)	-	(122,358)
Other accounts payable	(4,735)	(5,500)	-	(433,223)	(443,458)
Trade payables	-	(337,065)	-	(39,450)	(376,515)

Non-current liabilities:
Deferred tax liabilities	(23,275)	-	-	-	(23,275)
Provisions for dismantling
and restoration	(28,507)	-	-	-	(28,507)
Loans from banks	-	-	(3,186,412)	-	(3,186,412)
Long-term loans from related
parties and others	-	-	(462,244)	-	(462,244)
Liabilities for employee
benefits, net	(105)	-	-	-	(105)
Total exposure in statement
of financial position
in respect of financial assets
and financial liabilities	4,600,354	321,526	(3,771,014)	(457,283)	693,583

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2015

Note 17 - Financial Instruments (cont’d)

E.	Market risk (cont’d)

(1)	Linkage and foreign currency risks (cont’d)

(a)	The exposure to linkage and foreign currency risk (cont’d)

The Company’s exposure to foreign currency risk due to derivative financial instruments is as follows:

December 31, 2015
	Currency/	Currency/	Principal
	linkage	linkage	amount in	Dates of
	receivable	payable	$ millions	expiration	Fair value
NIS thousands
Instruments used				Jan. 29,
for hedging:				2016 up to
Forward foreign				March 31,
currency contracts	US dollars	NIS	20	2016	646

December 31, 2014
	Currency/	Currency/	Principal
	linkage	linkage	amount in	Dates of
	receivable	payable	$ millions	expiration	Fair value
NIS thousands
Instruments used				Jan. 26,
for hedging:				2015 up to
Forward foreign				July 29,
currency contracts	US dollars	NIS	111	2015	11,090

(b)	Sensitivity analysis

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

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2015

Note 17 - Financial Instruments (cont’d)

E.            Market risk (cont’d)

(1)           Linkage and foreign currency risks (cont’d)

(b)           Sensitivity analysis (cont’d)

	December 31, 2015		December 31, 2014
	Increase	Decrease	Increase	Decrease
	Profit or loss	Profit or loss	Profit or loss	Profit or loss
	NIS thousands	NIS thousands	NIS thousands	NIS thousands
Change in the exchange rate of:
5% in the US dollar (1)	2,270	(2,107)	(1,841)	1,841
10% in the U.S. dollar (1)	4,458	(4,295)	(3,682)	3,682
1% change in CPI (2)	(39,842)	39,842	(37,710)	37,710
2% change in CPI (2)	(79,685)	79,685	(75,420)	75,420

(1)
The sensitivity derives mainly from balances of cash, derivatives and balances of trade and other payables in foreign currency. Up to the date of the commercial operation of the power station, revaluation of the balances of the trade and other payables denominated in foreign currency and the balance of cash were capitalized to the construction cost of the power station.

(2)	The effect of the change on equity is the same as in profit or loss.

(2)	Interest rate risk

From 2011, the Company is exposed to changes in fair value, as a result of changes in the interest curve, from its financial derivatives measured at fair value. The debt instruments of the Company bear fixed interest rate. The Company did not present a sensitivity analysis as a result of changes in the interest curve, as it is immaterial.

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2015

Note 17 - Financial Instruments (cont’d)

F.	Fair value

(1)	Fair values versus carrying amounts

The carrying amounts of certain financial assets and liabilities, including cash and cash equivalents, other accounts receivable, pledged deposits, derivative financial instruments, trade payables, long term loans from related parties and other accounts payable are the same or proximate to their fair value.

The fair values of the financial liabilities, together with the carrying amounts shown in the statement of financial position, are as follows:

	December 31
	2015		2014
	Carrying	Fair	Carrying	Fair
	amount	value	amount	value
	NIS thousands	NIS thousands	NIS thousands	NIS thousands
Long-term loans from banks (*)	3,487,462	4,234,799	3,308,770	3,993,184

(*)	Including current maturities.

(2)	Interest rates used for determining fair value

The interest rates used to discount estimated cash flows, when applicable, are based on the government yield curve at the reporting date (level 2 on fair value hierarchy) plus an adequate credit spread, and were as follows:

	December 31
	2015	2014
	%	%
Long-term loans from banks	3.9%	2.70%

(3)           Fair value hierarchy

The table below analyses financial instruments carried at fair value, by valuation method. The different levels have been defined as follows:

—	Level 1: quoted prices (unadjusted) in active markets for identical instruments
—	Level 2: inputs other than quoted prices included within Level 1 that are observable, either directly or indirectly
—	Level 3: inputs that are not based on observable market data (unobservable inputs).

	December 31, 2015
	Level 1	Level 2	Level 3	Total
	NIS thousands	NIS thousands	NIS thousands	NIS thousands
Derivatives used for hedging:
Forward foreign currency contracts	-	646	-	646

	December 31, 2014
	Level 1	Level 2	Level 3	Total
	NIS thousands	NIS thousands	NIS thousands	NIS thousands
Derivatives used for hedging:
Forward foreign currency contracts	-	11,090	-	11,090

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2015

Note 18 - Related and Interested Parties

A.           Transactions with related and interested parties

Details of transactions with related and interested parties are presented below (all the transactions are at market terms):

		Year ended December 31				December 31
		2015		2014	2013	2015	2014
Related party/Interested party	Nature of transaction	Transactions amounts				Outstanding balance
Parties having significant influence	On February 2015, the Company entered into an agreement with Ezom to completion of works related to the constructions of the station.	58,272	*	-	-	12,405	-

Parties having significant influence	The Company entered into an agreement with EAPSS regarding operation and maintenance of the power plant including the purchasing of spare parts as from November 2012. The payments will be made on a monthly basis throughout the period of the agreement. See Note 13A(4)) regarding a subcontracting agreement between EAPSS and Ezom Ltd.	126,205		87,956	35,183	3,170	22,173

Parties having significant influence	The Company entered into an agreement with Zorlu O&M, regarding maintenance of the power plant as of January 2013. (see Note 13A(4)).	-		-	5,226	-	-

Parties having significant influence	The Company entered into an agreement with Eilat Ashkelon Pipelene Company Ltd. (EAPC) regarding petrol storage services as of July 2013. The payments will be paid on a quarterly basis (see Note 13A(6)).	3,619		3,654	676	-	281

Parties having significant influence	The Company entered into a lease agreement of the land for the power plant (see Note 13A(2)).	3,928		5,035	-	-	-

Parties having significant influence	On March 2015, the Company entered into an agreement with EAPC for renting an operational areas near to the power station	251		-	-	-	-

* The amount recognized in 2014 as fixed assets against accrued expenses

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2015

Note 18 - Related and Interested Parties (cont’d)

A.           Transactions with related and interested parties (cont’d)

Details of transactions with related and interested parties are presented below (all the transactions are at market terms): (cont’d)

Year ended December 31			December 31
2015	2014	2013	2015	2014
Related party/Interested party	Nature of transaction	Transactions amounts			Outstanding balance

Parties having significant influence	The Company has several agreements with related companies for the sale of electricity.	44,401	33,891	-	5,080	4,511

Key management personnel	CEO benefits	**5,419	2,769	2,145	1,460	123

**      The amount includes a bonus for the years 2014 and 2015.

B.           The liabilities of the Company to related and interested parties

	The terms of the loan					Balance as at December 31
		Term of		Interest	Linkage
	Face value	repayment		rate	base	2015	2014
	NIS thousands			%		NIS thousands
Loans from related parties (*)	526,259	(*	)	10%	CPI	526,259	462,244

*   Financial expenses for loans from related parties until the date of commercial operation incurred in the loan fund. The loans would be returned in accordance with the Financing Agreements, see also Note 11. For further information regarding commitment of the shareholders to provide financing according to their relative share in the Company's shares - see Note 13(A)(1)(A).