Form 20-F
period 2016-12-31
Ellomay Capital Ltd.
filed 2017-03-31
CIK 946394

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2016

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

None

Title of Class

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:  10,677,3701 ordinary shares, NIS 10.00 par value per share.

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

Large accelerated filer ☐   Accelerated filer ☐   Non-accelerated filer ☑

1
Does not include a total of 256,184 ordinary shares held at that date as treasury shares under Israeli law, all of which were repurchased by Ellomay. For so long as such treasury shares are owned by Ellomay they have no rights and, accordingly, are neither eligible to participate in or receive any future dividends which may be paid to Ellomay’s shareholders nor are they entitled to participate in, be voted at or be counted as part of the quorum for, any meetings of Ellomay’s shareholders.

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

Item 17 ☐   Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act):

 Yes ☐    No ☑

 Table of Contents

Page

Introduction	6
Forward-Looking Statements	7

Part I

Item 1:	Identity of Directors, Senior Management and Advisers	9

Item 2:	Offer Statistics and Expected Timetable	9

Item 3:	Key Information	9
	Selected Financial Data	9
	Capitalization and Indebtedness	11
	Risk Factors	11

Item 4:	Information on Ellomay	29
	History and Development of Ellomay	29
	Business Overview	32
	Organizational Structure	83
	Property, Plants and Equipment	84

Item 4A:	Unresolved Staff Comments	87

Item 5:	Operating and Financial Review and Prospects	87
	Operating Results	87
	Liquidity and Capital Resources	93
	Research and Development, Patents and Licenses, Etc.	102
	Trend Information	102
	Off-Balance Sheet Arrangements	103
	Contractual Obligations	103

Item 6:	Directors, Senior Management and Employees	104
	Directors and Senior Management	104
	Compensation	106
	Board Practices	111
	Employees	123
	Share Ownership	124

Item 7:	Major Shareholders and Related Party Transactions	127
	Major Shareholders	127
	Related Party Transactions	130

Item 8:	Financial Information	132
	Consolidated Statements and Other Financial Information	132
	Significant Changes	133

Item 9:	The Offer and Listing	133
	Offer and Listing Details	133
	Markets	134

Item 10:	Additional Information	135
	Share Capital	135
	Memorandum of Association and Second Amended and Restated Articles	135
	Material Contracts	143
	Exchange Controls	143
	Taxation	144
	Dividends and Paying Agents	152
	Statement by Experts	152
	Documents on Display	152

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

The forward-looking statements contained in this report are based on current expectations and beliefs concerning future developments and the potential effects on our business. There can be no assurance that future developments actually affecting us will be those anticipated. These forward-looking statements involve a number of risks, uncertainties or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements, including the following:

•
Reduction or elimination, including retroactive amendments, of the government subsidies and economic incentives applicable to, or amendments to regulations governing the, renewable and other energy markets in which we operate or to which we may in the future enter;

•	the market, economic and political factors in the countries in which we operate;

•	weather conditions and various meteorological and geographic factors;

•	our contractors’ technical, professional and financial ability to deliver on and comply with their operation and maintenance undertakings in connection with the operation of our photovoltaic plants;

•	changes in the prices of energy or in the components or raw materials required for the production of renewable energy;

•	our ability to maintain and gain expertise in the energy market, and to track, monitor and manage the projects which we have undertaken;

•	our ability to meet our undertakings under various financing agreements, including to our debenture holders, and our ability to raise additional equity or debt financing in the future;

•	the risks we are exposed to due to our holdings in U. Dori Energy Infrastructures Ltd. and Dorad Energy Ltd.;

•	the risks we are exposed to due to our involvement in WtE projects in the Netherlands;

•	fluctuations in the value of currency;

•	the price and market liquidity of our ordinary shares;

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

The following tables set forth our selected consolidated financial and other financial and operating data. Historical results are not indicative of the results to be expected in the future. Our financial statements have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board. The selected consolidated financial data set forth below should be read in conjunction with and is qualified by reference to our consolidated financial statements and the related notes, as well as “Item 5: Operating and Financial Review and Prospects.” The consolidated statements of profit or loss and other comprehensive income (loss) for each of the years in the three-year period ended December 31, 2016 and the consolidated balance sheet data as of December 31, 2015 and December 31, 2016 are derived from our audited consolidated financial statements appearing elsewhere in this Report. The consolidated statements of profit or loss and other comprehensive income (loss) for each of the years in the two-year period ended December 31, 2012 and 2013 and the consolidated balance sheet data as of December 31, 2012, 2013 and 2014 are derived from our audited consolidated financial statements that are not included in this Report.

Consolidated Statements of Profit or Loss and Other Comprehensive Income (Loss)
(in thousands of U.S. Dollars except per share and share data)

	For Year ended December 31,
	2016	2015	2014	2013	2012
Revenues	$12,872	$13,817	$15,782	$12,982	$8,890
Operating expenses	(2,305)	(2,854)	(3,087)	(2,381)	(1,954)
Depreciation expenses	(4,884)	(4,912)	(5,452)	(4,021)	(2,717)
Gross profit	5,683	6,051	7,243	6,580	4,219
General and administrative expenses	(4,679)	(3,745)	(4,253)	(3,449)	(3,110)
Share of profits (losses) of equity accounted investee	1,505	2,446	1,819	(540)	(232)
Other income (expense), net	99	21	1,438	(42)	146
Gain on bargain purchase	-	-	3,995	10,237	-
Capital loss, net	-	-	-	-	(394)

Operating profit	2,608	4,773	10,242	12,786	629
Financing income	290	2,347	2,245	204	550
Financing income (expenses) in connection with derivatives, net	704	3,485	(1,048)	1,543	(2,277)
Financing expenses	(4,050)	(5,240)	(4,592)	(4,201)	(2,046)
Financing income (expenses), net	(3,056)	592	(3,395)	(2,454)	(3,773)

Profit (loss) before taxes on income	(448)	5,365	6,847	10,332	(3,144)
Tax benefit (taxes on income)	(625)	1,933	(201)	(245)	1,011

Profit (loss) for the year	(1,073)	7,298	6,646	10,087	(2,133)

Profit (Loss) attributable to:
Owners of the Company	(603)	7,553	6,658	10,068	(2,110)
Non-controlling interests	(468)	(255)	(12)	19	(23)
Profit (loss) for the year	(1,073)	7,298	6,646	10,087	(2,133)

Other comprehensive income (loss) items that after initial
recognition in comprehensive income (loss) were or will be transferred to profit or loss:
Foreign currency translation differences for foreign operations	(267)	(141)	(3,199)	6,038	1,620

Other comprehensive income items that will not be transferred to profit or loss:
Presentation currency translation adjustments	(1,542)	(6,947)	(9,082)	-	-
Total other comprehensive income (loss)	(1,809)	(7,088)	(12,281)	6,038	1,620
Total comprehensive income (loss) for the year	(2,882)	210	(5,635)	16,125	$513

Basic earnings (loss) per share	$(0.06)	$0.7	$0.62	$0.94	$(0.2)

Diluted earnings (loss) per share	$(0.06)	$0.7	$0.62	$0.94	$(0.2)
Weighted average number of shares used for computing basic earnings (loss) per share	10,677,700	10,715,634	10,692,371	10,692,371	10,709,294
Weighted average number of shares used for computing diluted earnings (loss) per share	10,677,700	10,758,370	10,808,288	10,752,808	10,709,294

Other financial data (in thousands of U.S. Dollars)
	For Year ended December 31,
	2016	2015	2014	2013	2012
EBITDA (1)	$7,492	$9,685	$15,694	$16,807	$3,346

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

Reconciliation of Net income (loss) to EBITDA (in thousands of U.S. Dollars)

	For Year ended December 31,
	2016	2015	2014	2013	2012
Net income (loss) for the year	$(1,073)	$7,298	$6,646	$10,087	$(2,133)
Financing expenses (income), net	3,056	(592)	3,395	2,454	3,773
Taxes on income (tax benefit)	625	(1,933)	201	245	(1,011)
Depreciation and amortization	4,884	4,912	5,452	4,021	2,717
EBITDA	$7,492	$9,685	$15,694	$16,807	$3,346

Consolidated Statements of Financial Position Data (in thousands of U.S. Dollars except share data)

	At December 31,
	2016		2015		2014		2013		2012
Working capital (deficiency)	$23,539		$23,410		$18,890		$(4,384)		$27,977
Total assets	$156,174		$160,327		$159,087		$146,930		$128,740
Total liabilities	$67,404		$66,262		$64,961		$47,169		$45,626
Total equity	$88,770		$94,065		$94,126		$99,761		$83,114
Capital stock	$102,339	(1)	$102,348	(2)	$102,590	(3)	$102,590	(3)	$102,068	(3)
Ordinary shares outstanding	10,677,370	(1)	10,678,888	(2)	10,692,371	(3)	10,692,371	(3)	10,692,371	(3)

(1)	Net of 256,184 treasury shares that were purchased during 2011, 2012, 2015 and 2016 according to share buyback programs authorized by our Board of Directors.
(2)	Net of 254,666 treasury shares that were purchased during 2011, 2012 and 2015 according to share buyback programs authorized by our Board of Directors.
(3)	Net of 85,655 treasury shares that were purchased during 2011 and 2012 according to a share buyback program authorized by our Board of Directors.

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

Risks Related to our Business

Risks Related to our Renewable Energy Operations

Our business depends to a large extent on the availability of financial incentives. The reduction or elimination of government subsidies and economic incentives could reduce our profitability and adversely impact our revenues and growth prospects.  Many countries, such as Germany, Spain, Italy, the Netherlands, France, Portugal, Japan and Israel, offer substantial incentives to offset the cost of renewable energy production, including photovoltaic power systems and WtE technologies in the form of FiT or other incentives to promote the use of clean energy (including solar energy and biogas) and to reduce dependence on other forms of energy. In addition, several countries encourage manufacturers and farmers to choose waste management methods that are more environmentally-friendly, either by establishing fines on non-environmentally friendly waste management methods or by payment of incentives. These government incentives could potentially be reduced or eliminated altogether. For instance, both the Italian and Spanish governments had in the past revised the government incentives as described under “Business” below and in our financial statements included elsewhere in this Report. If the Italian or Spanish governments elect to further revise the incentive scheme, this may adversely affect the profitability from our PV Plants and from any new photovoltaic plant acquired by us in these countries, and may prevent us from continuing to acquire photovoltaic plants in Italy or in Spain. If the Dutch government revises the incentive scheme for existing or future WtE facilities in a way that will reduce the support or increase the liabilities of WtE facilities, this may adversely affect our profitability from future WtE projects in the Netherlands. In general, uncertainty about the introduction of, reduction in, or elimination of, incentives or delays or interruptions in the implementation of favorable laws could substantially affect our profitability and adversely affect our ability to continue and develop new renewable energy facilities.

We may seek to invest in renewable energy facilities that have already been connected to the national grid and are eligible to receive the applicable regulatory incentive. These construction ready, constructed and connected renewable energy facilities may not be available for acquisition on terms beneficial to us or at all and, if available, may still be subject to retroactive changes through regulatory action.  Acquisitions of renewable energy facilities that have already been constructed and are connected to the national grid currently provide relatively more certainty as to their economic potential compared to facilities that are still in the planning or construction stage. It may be difficult for us to locate suitable acquisition opportunities with attractive returns, and, even if we do locate them, the acquisition of an operating renewable energy facility may be less attractive as the renewable energy market matures and the remaining subsidy periods are shorter and as operating plants are generally more expensive. Our inability to locate and acquire additional renewable energy facilities and the higher cost of such renewable energy facilities may adversely affect our business and results of operations. Even if we do locate and acquire existing renewable energy facilities, changes in the regulation could be applied retroactively to existing plants and to the existing remuneration scheme, as has already happened in both Spain and Italy, which could also adversely affect our business and results of operations.

Existing regulations, and changes to such regulations, may present technical, regulatory and economic barriers and restrictions to the construction and operation of renewable energy facilities, which may adversely affect our operations.  The installation and operation of renewable energy facilities is subject to oversight and regulation in accordance with international, European, national and local ordinances, building codes, zoning (or permitting), environmental protection regulation, utility interconnection requirements and other rules and regulations. Various governmental, municipal and other regulatory entities require the issuance and continued effectiveness of relevant permits, licenses and authorizations for the construction and operation of renewable energy facilities. If such permits, licenses and authorizations are not issued on a timely basis, this could result in the interruption, cessation or abandonment of a newly constructed renewable energy facility, or may require making significant changes to such renewable energy facility, any of which may cause severe losses. In addition, if issued, these licenses and permits may be revoked by the authorities following their issuance in the event the authorities discover irregularities or deviations from the scope of the license or permit. Any revocation of existing licenses may obligate us to cease operating the relevant renewable energy facility for the period required in order to renew the relevant license or indefinitely and therefore will adversely affect our business and results of operations.

Success of our renewable energy facilities, from their construction through their commissioning and ongoing commercial operation, depends to a large extent on the cooperation, reliability, solvency, and proper performance of the contractors we engage for the construction, operation and maintenance of our renewable energy facilities, or the Contractors, and of the other third parties involved, including subcontractors, local advisors, financing entities, land owners, suppliers of parts and equipment, the energy grid regulator, governmental agencies and other potential purchasers of electricity.  The construction and operation of a renewable energy facility requires timely input, often of a highly specialized technical nature, from several parties, including without limitation, the suppliers of the various system components (such as solar panels or CHP engine) and plant operators, other suppliers of relevant parts and materials (including replacement parts), feedstock suppliers, land owners, subcontractors, electricity brokers, financing entities and governmental and related agencies (as subsidizers and as regulators). In addition, as we use Contractors in order to operate and maintain our renewable energy facilities, we depend on the Contractors’ expertise and experience, representations, warranties and undertakings regarding, inter alia: the operation, maintenance and performance of each of the facilities, the use of high-quality materials, strict compliance with applicable legal requirements and the Contractors’ financial stability. If the Contractors’ representations or warranties are inaccurate or untrue, or if any of the Contractors or other entities fail to perform their obligations properly, this could result in the interruption, cessation or abandonment of the relevant facility, or may require significant expenses to mitigate the damages or repair them, any of which may cause us severe losses.

As a substantial part of our business is currently located in Europe, we are subject to a variety of additional risks that may negatively impact our operations.  We currently have substantial operations in Italy and in Spain, which are held by our Luxembourg subsidiary, and may make additional investments in projects located outside of Israel, such as acquisition of the waste-to-energy projects in the Netherlands pursuant to the Ludan Agreement. Due to these operations and any additional future investments, we are subject to special considerations or risks associated with companies operating in other jurisdictions, including rules and regulations, cross currency movements, different payment cycles, tax issues, such as tax law changes and variations in tax laws as compared to Israel, cultural and language differences, crime, strikes, riots, civil disturbances, terrorist attacks and wars and deterioration of political relations with Israel. Our European operations subject us to a number of these risks, as well as the requirement to comply with Italian, Spanish and European Union law.

In addition, in June 2016, a majority of voters in the United Kingdom elected to withdraw from the European Union in a national referendum (Brexit). The referendum was advisory, and the terms of any withdrawal are subject to a negotiation period that could continue for a few years after the government of the United Kingdom formally initiates a withdrawal process. Nevertheless, the referendum has created significant uncertainty about the future relationship between the United Kingdom and the European Union, and has given rise for the governments of other EU member states to consider withdrawal.

These developments, or the perception that any of them could occur, could have a material adverse effect on global economic conditions and the stability of global financial markets, and could significantly reduce global market liquidity and future growth. Asset valuations, currency exchange rates and credit ratings may be especially subject to increased market volatility.

We cannot assure you that we would be able to adequately address some or all of these additional risks. If we were unable to do so, our operations might suffer.

A drop in the price of energy may negatively impact our results of operations.  The revenue from the sale of energy produced by renewable energy facilities includes mainly the incentives in the form of governmental subsidies and in addition proceeds from the sale of electricity and gas produced in the electricity and gas market at market price. A decrease in the price of electricity in the countries in which we operate may negatively impact our profitability and our ability or interest to expand our renewable energy operations.

An increase in the prices of components of the renewable energy facility may adversely affect our future growth and our business. Renewable energy facilities installations have substantially increased over the past few years. The increased demand led to fluctuations in the prices of the components resulting from oversupply and undersupply. For example, the increased demand for solar panels resulted in substantial investments in solar panels production facilities, creating oversupply and a sharp continuing decrease in the prices of solar panels. A future reversal in the trend and an increase in the prices of solar panels and other components of the system (such as invertors and related electric components) or an increase in the prices of components of other renewable energy facilities, may increase the costs of replacing components in our existing facilities or the costs of constructing new facilities and impact the profitability of constructing facilities and our ability to expand our business. Additionally, if there is a shortage of key components necessary for the production of the components, that may constrain our revenue growth.

As electric power accounts for a growing share of overall energy use, the market for renewable energy is intensely competitive and rapidly evolving. The market for renewable energy attracts many initiatives and therefore is intensely competitive. Our competitors who strive to construct new renewable energy facilities and acquire existing facilities may have established more prominent market positions and may have more experience in this field. Extensive competition may adversely affect our ability to continue to acquire and develop new facilities.

Risks Related to our PV Plants

Our PV Plants are located in Italy and in Spain and therefore the revenues derived from them mainly depend on payments received from Italian and Spanish governmental entities. The economic crisis in the European Union, specifically in Italy and in Spain, and measures taken in order to improve Italy’s and Spain’s financial position, may adversely affect the results of our operations.  Although the economies of both Italy and Spain has improved since the global financial crisis in 2007, both countries remain in a state of financial crisis and commenced during 2013 and 2014 several legislation processes that revise or affect the remuneration scheme for photovoltaic plants (as described under “Business” below and our financial statements included elsewhere in this Report), and may do so again in the future.  We cannot assure you that the continued economic crisis will not cause additional changes to the Italian government’s photovoltaic energy incentive schemes or that no additional changes will be made to Spain’s photovoltaic energy incentive scheme that may directly or indirectly affect the payments we receive and, therefore, our operations and revenues.

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

The performance of our PV Plants depends on the quality of the solar panels installed and on the reliability of the suppliers of solar panels. Our PV Plants’ performance depends on the quality of the solar panels installed. Degradation in the performance of the solar panels above a certain level is guaranteed by the panel suppliers and we generally receive undertakings from the Contractor with respect to minimum performances. Therefore, one of the critical factors in the success of our PV Plants is the existence of reliable solar panel suppliers, who guarantee the performance and quality of the solar panels supplied and their ability to provide us with replacement and spare parts that are of sufficient quality. If the suppliers of solar panels will not meet their undertakings under the guarantees and no replacement panels will be available at a reasonable price, this could result in the interruption, cessation or abandonment of the relevant PV Plant, or may require significant expenses to mitigate the damages or repair them, any of which may cause us severe losses.

In the event we will be unable to continuously comply with the obligations and undertakings, including with respect to financial covenants, which we undertook in connection with the project financing of several of our PV Plants, our results of operations may be adversely affected.  In connection with the financing of several of our PV Plants, we have long-term agreements with an Italian bank and a leasing company. The agreements that govern the provision of financing include, inter alia, undertakings and financial covenants that we are required to maintain for the duration of such financing agreements, the majority of which are based on the ongoing income derived from the relevant PV Plant, which may be adversely affected by the various risks detailed herein. In the event we fail to comply with any of these undertakings and covenants, we may be subject to penalties, future financing requirements, and, finally, to the acceleration of the repayment of debt. These occurrences may have an adverse effect on our financial position and results of operations and on our ability to obtain outside financing for other projects.

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

Risks Related to Our Investment in Dori Energy

We have joint control in U. Dori Energy Infrastructures Ltd., or Dori Energy, who, in turn, holds a minority stake in Dorad.  Therefore, we do not control the operations and actions of Dorad. We currently hold 50% of the equity of Dori Energy who, in turn, holds 18.75% of Dorad and accordingly our indirect interest in Dorad is 9.375%. Although we entered into a shareholders’ agreement with Dori Energy and the other shareholder of Dori Energy, Amos Luzon Entrepreneurship and Energy Group Ltd. (f/k/a U. Dori Group Ltd.), or the Dori SHA and the Luzon Group, respectively, providing us with joint control of Dori Energy, should differences of opinion as to the management, prospects and operations of Dori Energy arise, such differences may limit our ability to direct the operations of Dori Energy. Moreover, Dori Energy holds a minority stake in Dorad and as of the date hereof is entitled to nominate only one director in Dorad, which, according to the Dori SHA, we are entitled to nominate. As we have one representative on the Dorad board of directors, which has a total of nine directors, we do not control Dorad’s operations. In July 2015, Dori Energy filed a petition for approval of a derivative action on behalf of Dorad against several parties, including another shareholder of Dorad and, following the filing of this petition, other shareholders of Dorad have filed a petition for approval of a derivative action on behalf of Dorad against the Luzon Group, Dori Energy and Ellomay Clean Energy Ltd., or Ellomay Energy, our wholly-owned subsidiary that holds Dori Energy’s shares, and have also filed a statement of claim against Dori Energy, the Luzon Group, Dorad and the remaining shareholders of Dorad, all as more fully described below. Therefore, we have joint control over Dori Energy and limited control over Dorad we may not be able to prevent certain developments that may adversely affect their business and results of operations. In addition, to the extent our interest in Dori Energy is deemed an investment security, as defined in the Investment Company Act of 1940, or the Investment Company Act, we could be deemed to be an investment company under the Investment Company Act, depending on the value of our other assets. Please see “We may be deemed to be an “investment company” under the Investment Company Act of 1940, which could subject us to material adverse consequences” below.

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

Dorad, which is currently the only substantial asset held by Dori Energy, operates the Dorad Power Plant, whose successful operations and profitability is dependent on a variety of factors, many of which are not within Dorad’s control.  Dorad’s only substantial asset is a combined cycle power (bi-fuel) plant running mainly on natural gas, with a production capacity of approximately 850 MW, or the Dorad Power Plant, on the premises of the Eilat-Ashkelon Pipeline Company, or EAPC, located south of Ashkelon, Israel. The Dorad Power Plant is subject to various complex agreements with third parties (the Israeli Electric Company, or IEC, the operations and maintenance contractor, suppliers, private customers, etc.) and to regulatory restrictions and guidelines in connection with, among other issues, the tariffs to be paid by the IEC to Dorad for the energy produced. Various factors and events may materially adversely affect Dorad’s results of operations and profitability and, in turn, have a material adverse effect on Dori Energy’s and our results of operations and profitability. These factors and events include:

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

•
The construction of the Dorad Power Plant was mainly financed by a consortium of financing entities pursuant to a long-term credit facility and such credit facility provides for pre-approval by the consortium of certain of Dorad’s actions and contracts with third parties. Changes in the credit ratings of Dorad and its shareholders, non-compliance with financing and other covenants, delays in provision of required pre-approvals or disagreements with the financial entities and additional factors may adversely affect Dorad’s operations and profitability.

•
The Dorad Power Plant is located in Ashkelon, a town in the southern part of Israel, in proximity to the Gaza Strip. The location of the Dorad Power Plant is within range of missile strikes from the Gaza Strip. In recent years, there has been an escalation in violence and missile attacks from the Gaza Strip, including a fifty day period in July and August of 2014 in which more than 4,500 missiles, rockets and mortar shells were fired from the Gaza Strip to Southern and Central Israel. Although measures were taken to protect the Dorad Power Plant from missile attacks, any such further attacks to the area or any direct damage to the location of the Dorad Power Plant may damage Dorad’s facilities and disrupt the operations of the Dorad Power Plant and thereafter its operations, and may cause losses and delays.

•
Dorad entered into a long-term natural gas supply agreement with the partners in the “Tamar” license, or Tamar, located in the Mediterranean Sea off the coast of Israel. This agreement includes a “take or pay” mechanism, subject to certain restrictions and conditions, that may result in Dorad paying for natural gas not actually required for its operations. In the event Dorad will be required to pay for natural gas that it does not need and cannot store for future use, Dorad’s results of operations and profitability could be adversely affected. Tamar is currently Dorad’s sole supplier of natural gas and has undertaken to supply natural gas to various customers and is permitted to export a certain amount of the natural gas to customers outside of Israel. Dorad’s operations will depend on the timely, continuous and uninterrupted supply of natural gas from Tamar and on the existence of sufficient reserves throughout the term of the agreement with Tamar. In addition, the price of the natural gas under the supply agreement with Tamar is linked to production tariffs determined by the Israeli Electricity Authority but cannot be lower than the “final floor price” included in the agreement. Due to the reduction in fuel and energy prices and the resulting reduction in the production tariff during 2015, the price for natural gas under the agreement with Tamar reached the final floor price in March 2016 and will not be further reduced in the event of future reductions in the fuel and energy prices and the production tariff, as are currently contemplated by the Israeli Electricity Authority. Any delays, disruptions, increases in the price of natural gas under the agreement, or shortages in the gas supply from Tamar will adversely affect Dorad’s results of operations. In addition, as future reductions in the production tariff will not affect the price of natural gas under the agreement with Tamar, Dorad’s profitability may be adversely affected.

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

•
As a result of the agreements with contractors of the Dorad Power Plant and the indexation included in the gas supply agreement, Dorad is exposed to changes in exchange rates of the U.S. dollar against the NIS. To minimize this exposure Dorad executed forward transactions to purchase U.S. dollars against the NIS. In addition, due to the indexing to the Israeli consumer price index under Dorad’s credit facility, it is exposed to fluctuations in the Israeli CPI, which may adversely affect its results of operations and profitability. As the hedging performed by Dorad does not completely eliminate such exposures, Dorad’s profitability might be adversely affected due to future changes in exchange rates or in the Israeli consumer price index.

Risks Related to our Other Operations

Risks Related to the Manara Project

We only recently received the Conditional License in connection with the Manara Project and if we do not timely meet any of the milestones the Conditional License could be revoked. The Conditional License includes several milestones and deadlines for reaching such milestones (including a financial closing, the provision of guarantees and the construction of the pumped storage hydro power plant). The Israeli Public Utilities Authority – Electricity, or the Israeli Electricity Authority, could revoke the Conditional License if we do not timely meet milestones under the Conditional License or refuse to issue an electricity production license if it claims that we are in default of the terms of the Conditional License. Any such attempted revocation could prevent us from completing the Manara Project, resulting in a loss of some or all of the funds invested in the Manara Project.

The Israeli electricity market is highly regulated and, as noted above, is dominated by the IEC. Our ability to receive a permanent license for the Manara Project depends, among other things, on our success in meeting the conditions of the Conditional License before our competitors or on the increase in the pumped storage quota determined by the Israeli Electricity Authority.  The current quota determined by the Israeli Electricity Authority for pumped storage projects in Israel is 800 MW. There is one entity that is currently in the final construction stages of a 300 MW pumped storage project in the Gilboa, Israel and another entity that is in the planning stages and is attempting to reach financial closing. In the event these or other entities that hold a valid conditional license for the construction of a pumped storage facility in Israel comply with the requirements of their conditional license before we comply with the terms of the Conditional License, they may receive an electricity production license, decreasing the remaining quota and affecting the Manara Project’s right to receive such license under the 800 MW quota. Although there were discussions concerning the increase of the quota to above 1,000 MW, there can be no assurance as to whether and when the increase will be authorized. If we will not be eligible to receive an electricity production license due to the issuance of such licenses to competitors and the insufficient quota, we will not be able to complete or operate the Manara Project, resulting in a loss of some or all of the funds invested in the Manara Project.

Risks Related to WtE Facilities

We only recently entered into the Ludan Agreement and although we will contribute to the Approved Projects from our existing and accumulated expertise, we are only now gaining experience in the WtE field. We entered into the Ludan Agreement in July 2016 and, although we expect to contribute to the Approved Projects from our renewable energy managerial, operational and project finance expertise, we do not yet have a substantial experience with WtE projects and in the Netherlands renewable energy market. The Ludan Agreement includes several conditions precedent to our obligation to invest in WtE projects and there is no assurance as to how many projects will comply with these conditions and as to the timing of such compliance. Although we will hold a majority of the shares of each project company, Ludan received minority holder protective rights under the Ludan Agreement and will also act as the EPC and O&M contractor of the Approved Projects (except for the first Gasification Approved Project), based on agreements to be mutually agreed with us. Future disagreements with Ludan may have a material adverse effect on the operations of the Approved Projects and, as a result, on our results of operations.

In addition to the risks involved in the construction and operation of, and the regulatory risks applicable to, renewable energy facilities in general, WtE projects are exposed to risks specific to this industry. In addition to the risks detailed above under “Risks Related to our Renewable Energy Operations,” WtE projects are exposed to additional risks specific to this industry, including:

•
As the raw materials used to produce energy in the WtE market are not freely available (as is the case with wind, solar and hydro energies), the success of a WtE facility depends on its ability to procure and maintain sufficient levels of the waste applicable and suitable to the WtE technology the facility uses, in order to meet a certain of range of energy (gas, electricity or heat) production levels. The WtE facility is required to enter into long-term supply agreements with waste suppliers, such as farmers, food manufacturers and other specialized waste suppliers. Any increase in the price of waste or shortage in the type or quality of waste required to produce the desired energy levels with the technology used by the facility could slow down or halt operations, causing a material adverse effect on the results of operations. The quality and availability of a range of a certain feedstock mix might also increase the facility’s operating costs, either due to the need to purchase more expensive feedstock mix in order to meet the desired energy production levels, or due to increase in the amounts of residues and the resulting increase of removal of surplus quantities. In addition to the impact of  the quality of the feedstock on the production levels, maintaining and monitoring the feedstock quality is crucial, for preventing malfunctions in the process, for example due to high levels of certain chemicals that might harm the CHP engines. The quality and reliability of the gas upgrading component, which convert the biogas to grid quality gas (methane), in facilities that produce gas to grid, is important for determining the gas upgrading ratio, which ultimately regulate the gas production levels and therefor the revenue streams from the sales of gas, receiving subsidy for gas, and eventually the facility's profitability.  Therefore, any shortage of quality feedstock, changes in the feedstock mix available for use, and shortage in the gas upgrading component could have a material adverse effect on the results of operations of the WtE facilities.

•
The WtE industry is subject to many laws and regulations which govern the protection of the environment, quality control standards, health and safety requirements, and the management, transportation and disposal of different types of waste. Environmental laws and regulations may require removal or remediation of pollutants and may impose civil and criminal penalties for violations. The costs arising from compliance with environmental laws and regulations may increase operating costs for our WtE facilities and we may be exposed to penalties for failure to comply with such laws and regulations. In addition, existing regulation governing waste management and waste disposal provide incentives to feedstock suppliers to use waste management solutions such as the provision of feedstock to WtE facilities. Any regulatory changes that impose additional environmental restrictions on the WtE industry or that relieve feedstock suppliers from the stringent regulation concerning waste management and disposal could increase our operating costs, limit or change the cost of the feedstock available to us, and adversely affect our results of operations.

Risks Related to our Operations

Our ability to leverage our investments and increase our operations depends, inter alia, on our ability to obtain attractive project and corporate financing from financial entities.  Due to the crisis in the European financial markets in general, and in the Italian and Spanish financial markets specifically, obtaining financing from local banks is more difficult, and the terms on which such financing can be obtained are less favorable to the borrowers.  Our ability to obtain attractive financing and the terms of such financing, including interest rates, equity to debt ratio requirement and timing of debt availability will significantly impact our ability to leverage our investments and increase our operations. Due to the financial crisis in the European Union in general, and in countries like Greece, Spain and Italy specifically, the local Italian and Spanish banks have limited the scope of financing available to commercial firms and the financing that is provided involves terms less favorable than terms provided prior to the financial crisis. In addition, obtaining financing for our PV Plants from financial institutions that are not located in Spain or in Italy is difficult due to such institutions’ lack of familiarity with these markets and the underlying assets. Although we have financing agreements with respect to several of our PV Plants and raised significant funds in Israel during 2014 by the issuance of our Series A Debentures and in March 2017 by the issuance of our Series B Debentures, or, together with the Series A Debentures, the Debentures, there is no assurance that we will be able to procure additional project financing for our remaining PV Plants or any operations we will acquire in the future or additional corporate financing, on terms favorable to us or at all. Our inability to obtain additional financing on favorable terms, or at all, may adversely affect our ability to leverage our investments and increase our operations.

Our ability to freely operate our business is limited as a result of certain restrictive covenants contained in the deeds of trust of our Series A and Series B Debentures. The deed of trust governing the Series A Debentures, or the Series A Deed of Trust, and the deed of trust governing the Series B Debentures, or the Series B Deed of Trust, contain a number of restrictive covenants that limit our operating and financial flexibility. These covenants include, among other things, a “negative pledge” with respect to a floating pledge on all of our assets and an obligation to pay additional interest in the event of certain rating downgrades. The Series A Deed of Trust and the Series B Deed of Trust also contain covenants regarding maintaining certain levels of financial ratios and criteria, including as a condition to the distribution of dividends, and other customary immediate repayment conditions, including, under certain circumstances, in the event of a change of control, a default under the deed of trust of the other debentures issued by us, a change in our operations or a disposition of a substantial amount of assets. Our ability to continue to comply with these and other obligations depends in part on the future performance of our business. Such obligations may hinder our ability to finance our future operations or the manner in which we operate our business. In particular, any non-compliance with performance-related covenants and other undertakings of the Debentures could result in demand for immediate repayment of the outstanding amount under the Debentures and restrict our ability to obtain additional funds, which could have a material adverse effect on our business, financial condition or results of operations.

Our debt increases our exposure to market risks, may limit our ability to incur additional debt that may be necessary to fund our operations and could adversely affect our financial stability. As of December 31, 2016, our total indebtedness in connection with corporate and project financing was approximately $67 million, including principal and interest expected repayments, financing related swap transactions and excluding any related capitalized costs. Subsequent to December 31, 2016, we incurred additional $33.5 million in debt through the issuance of the Series B Debentures. The Series A Deed of Trust and Series B Deed of Trust permit us to incur additional indebtedness, subject to maintaining certain financial ratios and covenants. Our debt, including the Debentures, and any additional debt we may incur, could adversely affect our financial condition by, among other things:

•
increasing our vulnerability to adverse economic, industry or business conditions and cross currency movements and limiting our flexibility in planning for, or reacting to, changes in our industry and the economy in general;

•	requiring us to dedicate a substantial portion of our cash flow from operations to service our debt, thus reducing the funds available for operations and future business development; and

•	limiting our ability to obtain additional financing to operate, develop and expand our business.

Despite our current indebtedness level, we may still be able to incur significant additional amounts of debt, which could further exacerbate the risks associated with our substantial indebtedness. We may be able to incur substantial additional indebtedness, including additional issuances of debentures and secured indebtedness, in the future. Although the deeds of Trust governing our Debentures contain certain conditions that may affect our ability to incur additional debt, mainly through the expansion of the series of the Debentures, these conditions are limited and we will be able to incur additional debt and enter into highly leveraged transactions, so long as we do not breach the financial covenants and meet these conditions. If new debt is added to our existing debt levels, the related risks that we face would intensify and we may not be able to meet all our debt obligations, including the repayment of the Debentures.

We cannot assure you that our business will generate sufficient cash flow from operations or future borrowings from other sources in an amount sufficient to enable us to service our indebtedness, including the Debentures, or to fund our other liquidity needs. To service our indebtedness, we will require a significant amount of cash. Our ability to make payments on and to refinance our indebtedness, including the Debentures, to fund planned capital expenditures and to maintain sufficient working capital will depend on our ability to generate cash in the future. This, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. As such, we may not be able to generate sufficient cash to service the Debentures or our other indebtedness, and may be forced to take other actions to satisfy our obligations under our indebtedness, such as reduce or delay capital expenditures, sell assets, seek additional capital or restructure or refinance all or a portion of our indebtedness, including the Debentures, on or before the maturity thereof, which may not be successful and could have a material adverse effect on our operations. We cannot assure you that we will be able to refinance any of our indebtedness, including the Debentures, on commercially reasonable terms or at all, or that the terms of that indebtedness will allow any of the above alternative measures or that these measures would satisfy our scheduled debt service obligations. If we are unable to generate sufficient cash flow to repay or refinance our debt on favorable terms, it could significantly adversely affect our financial condition, the value of our outstanding debt, including the Debentures, and our ability to make any required cash payments under our indebtedness, including the Debentures. Our ability to restructure or refinance our debt will depend on the condition of the capital markets and our financial condition at that time. Any refinancing of our debt could be at higher interest rates and may require us to comply with more onerous covenants, which could further restrict our business operations.

Our business results may be affected by currency and interest rate fluctuations and the hedging transactions we enter into in order to manage currency and interest rate related risks.  We hold cash and cash equivalents, restricted cash and marketable securities in various currencies, including US$, Euro and NIS. Our investments in the Italian and Spanish PV Plants, in the Netherlands WtE project and in Dori Energy are denominated in Euro and NIS. Our Debentures are denominated in NIS and the interest and principal payments are to be made in NIS. The financing we have obtained in connection with several of our PV Plants bears interest that is based on EURIBOR rate. Therefore our repayment obligations and undertakings may be affected by adverse movements in the exchange and interest rates. Although we attempt to manage these risks by entering into various swap and forward transactions as more fully explained in “Quantitative and Qualitative Disclosures About Market Risk” below, we cannot ensure that we will manage to eliminate these risks in their entirety. These swap and forward transactions may also impact the results of our operations due to fluctuations in their value based on changes in the relevant exchange or interest rate.

If we do not conduct an adequate due diligence investigation of a target project, we may be required to subsequently take write-downs or write-offs, restructuring, and impairment or other charges that could have a significant negative effect on our financial condition, results of operations and our stock price.  We must conduct a due diligence investigation of target projects that we would intend to acquire or purchase an interest in. Intensive due diligence is time consuming and expensive due to the technical, accounting, finance and legal professionals who must be involved in the due diligence process. Even if we conduct extensive due diligence on a target business, we cannot assure you that this due diligence will reveal all material issues that may affect a particular target project, or that factors outside the control of the target project and outside of our control will not later arise. If our due diligence review fails to identify issues specific to a target project, industry or the environment in which the target project operates, we may be forced to later write-down or write-off assets, restructure our operations, or incur impairment or other charges that could result in losses. Even though these charges may be non-cash items and may not have an immediate impact on our liquidity, the fact that we report charges of this nature could contribute to negative market perceptions about us or our ordinary shares.

We may be deemed to be an “investment company” under the Investment Company Act of 1940, which could subject us to material adverse consequences.  We could be deemed to be an “investment company” under the Investment Company Act if we invest more than 40% of our assets in “investment securities,” as defined in the Investment Company Act. Investments in securities of majority owned subsidiaries (defined for these purposes as companies in which we control 50% or more of the voting securities) are not “investment securities” for purposes of this definition. As our interest in Dori Energy is not considered an investment in majority owned securities, unless we maintain the required portion of our assets under our control, limit the nature of the requisite portion of our investments of our cash assets to cash and cash equivalents (which are generally not “investment securities”), succeed in making additional strategic “controlling” investments and continue to monitor our investment in Dori Energy, we may be deemed to be an “investment company.” We do not believe that our holdings in the PV Plants would be considered “investment securities,” as we control the PV Plants via wholly-owned subsidiaries, or that our holdings in the Manara Project would be considered “investment securities,” as we control the project company. In addition, despite minority holder protective rights granted under the Ludan Agreement, including several rights which effectively require the unanimous consent of all shareholders on several issues central to the business’ operation, we believe that our interests in these Approved Projects do not constitute “investment securities” given, among other things, our expected contribution to the operations of the Approved Projects and majority shareholder and board membership status in the Approved Projects. We do not believe that the current fair value of our holdings in Dori Energy (all as more fully set forth under “Business” below) and other relevant assets, all of which may be deemed to be “investment securities,” would result in our being deemed to be an “investment company.” If we were deemed to be an “investment company,” we would not be permitted to register under the Investment Company Act without an order from the SEC permitting us to register because we are incorporated outside of the United States and, prior to being permitted to register, we would not be permitted to publicly offer or promote our securities in the United States. Even if we were permitted to register, it would subject us to additional commitments and regulatory compliance. Investments in cash and cash equivalents might not be as favorable to us as other investments we might make if we were not potentially subject to regulation under the Investment Company Act. We seek to conduct our operations, including by way of investing our cash and cash equivalents, to the extent possible, so as not to become subject to regulation under the Investment Company Act. In addition, because we are actively engaged in exploring and considering strategic investments and business opportunities, and in fact the majority of our investments to date (mainly in the Italian and Spanish photovoltaic power plants markets) were made through a controlling investment, we do not believe that we are currently engaged in “investment company” activities or business. These limitations may force us to pursue less than optimal business strategies or forego business arrangements and to forgo certain cash management strategies that could have been financially advantageous to us and to our financial situation and business prospect.

Our ability to successfully effect acquisitions and to be successful thereafter will be significantly dependent upon the efforts of our key personnel. Several of our key personnel allocate their time to other businesses.  Our ability to successfully effect acquisitions is dependent upon the efforts of our key personnel, including Shlomo Nehama, our chairman of the board, Ran Fridrich, a director and our Chief Executive Officer and Menahem Raphael, a member of our board. We entered into a management services agreement, or the Management Services Agreement, with entities affiliated with these board members and they have allocated a significant portion of their time to our company since the execution of the Management Services Agreement. However, they are not required to commit their full time to our affairs, which could create a conflict of interest when allocating their time between our operations and their other commitments. If their other business affairs require them to devote more substantial amounts of time to such affairs, it could limit their ability to devote time to our affairs and could have a negative impact on our ability to consummate acquisitions.

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

Based on our income and/or assets, we believe that we were a PFIC with respect to any U.S. shareholder that held our shares in 2008 through 2012.  We also believe, based on our income and assets, that it is likely that we were not a PFIC with respect to U.S. shareholders that initially acquired our ordinary shares in 2013, 2014, 2015 and 2016. However, the Internal Revenue Service may disagree with our determinations regarding our prior or present PFIC status and, depending on future events, we could become a PFIC in future years.

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

We have undergone, and will in the future undergo, tax audits and may have to make material payments to tax authorities at the conclusion of these audits.  We conduct our business globally (currently in Israel, Luxemburg, Italy, Spain and The Netherlands). Our domestic and international tax liabilities are subject to the allocation of revenues and expenses in different jurisdictions and the timing of recognizing revenues and expenses. Additionally, the amount of income taxes paid is subject to our interpretation of applicable laws in the jurisdictions in which we file. Not all of the tax returns of our operations in other countries and in Israel are final and we may be subject to further audit and assessment by the applicable tax authorities. While we believe we comply with applicable tax laws, there can be no assurance that a governing tax authority will not have a different interpretation of the law and assess us with additional taxes, as a result of which our future results may be adversely affected.

We are controlled by a small number of shareholders, who may make decisions with which you may disagree and which may also prevent a change of control via purchases in the market.  Currently, a group of investors comprised of Kanir Joint Investments (2005) Limited Partnership, or Kanir, and S. Nechama Investments (2008) Ltd., or Nechama Investments, hold an aggregate of 59.4% of our outstanding ordinary shares. Shlomo Nehama, our Chairman of the Board who controls Nechama Investments holds directly an additional 4.4% of our outstanding ordinary shares, Ran Fridrich, our CEO and a member of our Board of Directors, holds directly an additional 1.1% of our outstanding ordinary shares and Menahem Raphael, a member of our Board of Directors who, together with Ran Fridrich, controls the general partner of Kanir, directly and indirectly holds an additional 4.3% of our outstanding ordinary shares. Therefore, acting together, these shareholders could exercise significant influence over our business, including with respect to the election of our directors and the approval of change in control and other material transactions. This concentration of control may have the effect of delaying or preventing changes in control or changes in management, or limiting the ability of our other shareholders to approve transactions that they may deem to be in their best interest. In addition, as a result of this concentration of control, we are deemed a “controlled company” for purposes of NYSE MKT rules and as such we are not subject to certain NYSE MKT corporate governance rules. Moreover, our Second Amended and Restated Articles includes the casting vote provided to our Chairman of the Board under certain circumstances and the ability of members of our Board to demand that certain issues be approved by our shareholders, requiring a special majority, all as more fully described in “Memorandum of Association and Second Amended and Restated Articles” below may have the effect of delaying or preventing certain changes and corporate actions that would otherwise benefit our shareholders.

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

We have not paid any cash dividends until the year 2016 and have only recently adopted a dividend distribution policy.  On March 18, 2015, our Board of Directors adopted a dividend distribution policy, which applies to the payment of dividends and the repurchase of our shares and in May 2015, our Board of Directors approved a $3 million share buyback plan. On March 23, 2016, we announced the decision to distribute a cash dividend in the amount of $0.225 per share (an aggregate distribution of approximately $2.4 million). The declaration of future dividends or the approval of future share buyback plans will depend on our revenues and earnings, if any, capital requirements, general financial condition and applicable legal and contractual constraints in connection with distribution of profits and will be within the discretion of our then-board of directors. There can be no assurance that any additional dividends will be paid or share buyback programs adopted, as to the timing or the amount of the dividends or share buyback programs, or as to whether our Board of Directors will elect to distribute our profits by means of share repurchases or a distribution of a cash or other dividend. In addition, the terms of the deed of trust governing our Debentures restrict our ability to made “distributions” (as such term is defined in the Companies Law, which includes cash dividends and repurchase of shares). For more information see “Item 5.B: Liquidity and Capital Resources” and “Item 8.A: Financial Information; Consolidated Statements and Other Financial Information; Dividends” below.

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

Recent Developments

Series B Debentures Offering in Israel

On March 14, 2017, we issued Series B Nonconvertible Debentures due June 30, 2024 in a public offering in Israel in the aggregate principal amount of NIS 123,232,000 (approximately $33.5 million based on the U.S. Dollar/NIS exchange rate at that time). The Series B Debentures bear fixed interest at the rate of 3.44% per year and are not linked to the Israeli CPI or otherwise. The gross proceeds of the offering were NIS 123,232,000 and the net proceeds of the offering, net of related expenses such as consultancy fee and commissions, were approximately NIS 121.4 million (approximately $33 million). For additional information concerning the Series B Debentures see “Item 5.B: Liquidity and Capital Resources” and “Item 10.C: Material Contracts.”

Our Debentures are listed for trading on the TASE. However, our Debentures are not registered under the U.S. Securities Act of 1933, as amended, or the Securities Act, and may not be offered or sold in the United States or to U.S. Persons (as defined in Regulation “S” promulgated under the Securities Act) without registration under the Securities Act or an exemption from the registration requirements of the Securities Act.

The Dorad Power Plant

In May 2016, we exercised the second option to acquire additional share capital of Dori Energy. Following the exercise of this option, our holdings in Dori Energy increased from 49% to 50% and our indirect ownership of Dorad increased from 9.1875% to 9.375%. The aggregate amount paid in connection with the exercise of the option amounted to approximately NIS 2.8 million (approximately $0.7 million), including approximately NIS 0.4 million (approximately $0.1 million) required in order to realign the shareholders loans provided to Dori Energy by its shareholders with the new ownership structure.

Agreement with Ludan in connection with Netherlands Waste-to-Energy Projects

In July 2016, we, through our wholly-owned subsidiary Ellomay Luxemburg Holdings S.àr.l., or Ellomay Luxemburg, entered into a strategic agreement, or the Ludan Agreement, with Ludan Energy Overseas B.V., or Ludan (an indirectly wholly-owned subsidiary of Ludan Engineering Co. Ltd. (TASE: LUDN)) in connection with Waste-to-Energy, or WtE (specifically Gasification and Bio-Gas (anaerobic digestion)) projects in the Netherlands. Pursuant to the Ludan Agreement, subject to the fulfillment of certain conditions (including the financial closing of each project and receipt of a valid Sustainable Energy Production Incentive subsidy from the Dutch authorities and applicable licenses), we, through Ellomay Luxembourg, will acquire at least 51% of each project company and Ludan will own the remaining 49% (each project that meets the conditions under the Ludan Agreement is referred to as an "Approved Project"). In the event additional entities will invest in an Approved Project, their holdings will not dilute Ellomay Luxembourg's 51% share without our prior approval, and in any case, Ellomay Luxembourg and Ludan will maintain the majority stake in each of the project companies.

Pursuant to the Ludan Agreement, we, through Ellomay Luxemburg, entered in July 2016 - November 2016 into loan agreements with Ludan whereby we provided approximately Euro 2.1 million (approximately $2.3 million) to Ludan, or the Ludan Loans, for purposes of the acquisition of the rights in Groen Gas Goor B.V., or Groen Goor, a project company developing an anaerobic digestion plant, with a green gas production capacity of approximately 375 Nm3/h, in Goor, the Netherlands, or the Goor Project and the land on which the Goor Project will be constructed. Ellomay Luxemburg was issued shares representing a 51% interest in Groen Goor. The Ludan Loans converted into shareholder’s loans upon the financial closing of the Goor Project. For more information concerning the Goor Project and the terms of the Goor Project’s financing see below under “Groen Goor Project Finance.”

During September 2016, we, through Ellomay Luxembourg, entered into two separate memorandums of understanding, or MOUs, with Ludan, setting forth Ludan's and our agreed material principles and understandings with respect to the Goor Project's EPC and O&M agreements. Pursuant to such MOUs, in November 2016 Groen Goor entered into an EPC agreement with Ludan.

We are currently in the process of due diligence of an additional project company developing an anaerobic digestion plant, with a green gas production capacity of approximately 475 Nm3/h, in the Netherlands.

The Manara Pumped Storage Project

In August 2016, Ellomay Pumped Storage (2014) Ltd., or Ellomay PS, a 75% owned subsidiary of the Company, received a conditional license, or the Conditional License, for the Manara Cliff pumped storage project from the Israeli Minister of National Infrastructures, Energy and Water Resources, or the Minister. The Conditional License regulates the construction of a pumped storage plant in the Manara Cliff with a capacity of 340 MW, or the Manara Project. The Conditional License includes several conditions precedent to the entitlement of the holder of the Conditional License to receive an electricity production license. The Conditional License is valid for a period of seventy two (72) months commencing from the date of its approval by the Minister, subject to compliance by Ellomay PS with the milestones set forth therein and subject to the other provisions set forth therein (including a financial closing, the provision of guarantees and the construction of the pumped storage hydro power plant).

In January 2017, the Israeli High Court of Justice dismissed a petition filed by us against the Minister, the Israeli Electricity Authority and the owner of the Kochav Hayarden pumped storage project. The Petition was filed in connection with the decision of the Israeli Electricity Authority to extend the financial closing milestone deadline of the Kochav Hayarden pumped storage project, which received a conditional license for a pumped storage plant with a capacity of 340 MW in 2014. In the Petition, Ellomay PS requests the High Court to order the Israeli Electricity Authority to explain why the extension should not be canceled, due to, among other reasons, the lack of authority of the Israeli Electricity Authority to extend this milestone deadline. Among its other claims, Ellomay PS claimed that as the current quota for pumped storage projects determined by the Israeli Electricity Authority is 800 MW, and there is one 300 MW project that is already in the construction phase, the extension approved by the Israeli Electricity Authority could irreparably harm Ellomay PS's chances of receiving a permanent license if the Kochav Hayarden project receives its permanent license first. In March 2017, a new petition was filed as more fully set forth below in "Item 4.B: Business Overview" under "Pumped Storage project in the Manara Cliff in Israel."

Principal Capital Expenditures and Divestitures

From 2014 through March 1, 2016, we made capital expenditures of an aggregate amount of approximately Euro 9.8 million ($10.3 million, based on the U.S. Dollar/NIS exchange rate as at March 1, 2017) in connection with our Italian and Spanish PV Plants. Our aggregate capital expenditure in connection with the acquisition of shares in U. Dori Energy Infrastructure Ltd., including the exercise of options to acquire additional shares of U. Dori Energy during 2015 and 2016, which increased our percentage holding to 50%, is approximately NIS 135.6 million (approximately $37.3 million). The aggregate capital expenditures in connection with the Manara Project through March 1, 2017 were approximately NIS 15.7 million (approximately $4.3 million). Our aggregate capital expenditure in connection with the Goor Project through March 1, 2017 was approximately Euro 2 million (approximately $2.1 million). We expect that our capital expenditures in connection with the additional Netherlands anaerobic digestion plant (as noted above, with a green gas production capacity of approximately 475 Nm3/h), will be approximately Euro 2 million (approximately $2.1 million).

For further information on our financing activities please refer to “Item 4.B: Business Overview” and “Item 5: Operating and Financial Review and Prospects.”

B.   Business Overview

We are involved in the production of renewable and clean energy. We own sixteen PV Plants that are operating and connected to their respective national grids as follows: (i) twelve photovoltaic plants in Italy with an aggregate installed capacity of approximately 22.6 MWp and (ii) four photovoltaic plants in Spain with an aggregate installed capacity of approximately 7.9 MWp. In addition, we indirectly own 9.375% of Dorad, which owns an approximate 850 MWp bi-fuel operated power plant in the vicinity of Ashkelon, Israel, 75% of Chashgal Elyon Ltd., Agira Sheuva Electra, L.P. and Ellomay Pumped Storage (2014) Ltd., all of which are involved in a project to construct a 340 MW pumped storage hydro power plant in the Manara Cliff, Israel and 51% of Groen Gas Goor B.V., which is a company constructing an anaerobic digestion facility in Goor, the Netherlands.

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

Global trends in the industry

According to information published online by SolarPower Europe, the new EPIA (European Photovoltaic Industry Association), the solar power market has grown significantly in the past decade. In the first three quarters of 2016, 5.3 GW of photovoltaic systems were installed in Europe (compared to 6.5 GW during the same period in 2015, mainly due to the UK’s reduction in FiT for smaller installation and termination of support programs for larger-scale installations). In 2015, solar grew by 15% in Europe connecting 8 GW of solar power to the grid. Global grid-connected solar increased by 25% to an estimated 50.1 GW in 2015, from 40.2 GW in 2014. On a global level, new solar power capacity increased by 25%, adding 50 GW in 2015. An estimated 228 GW of solar power are now installed in the world, up from 178 GW in 2014. The two biggest markets are again located in Asia - China and Japan, with the US ranked third.

European PV markets have experienced a slowdown that in a number of European countries can be explained by governmental retrospective measures that have adversely affected investors’ confidence, for example in the UK as explained above and as further explained in “Material Effects of Government Regulations on the PV Plants” below. 2015 was a successful year for the solar power industry after three consecutive years of decline in Europe. The base for Europe's solar power demand in 2015 derived from mainly three countries - UK, Germany and France. These top three markets accounted for 75% of the connections. The changes in the UK incentive schemes during the first quarter of 2016 caused a decline in the growth of photovoltaic installations in Europe during the first three quarters of 2016. With over 100 GW of installed capacity, Europe is still the most solarised continent– with, on average, nearly 4% of electricity consumption and in its most mature markets, such as Germany, Greece and Italy, around 8%.

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

Solar electric cells convert light energy into electricity at the atomic level. The conversion efficiency of a solar electric cell is defined as the ratio of the sunlight energy that hits the cell divided by the electrical energy that is produced by the cell. In recent years, effort in the industry has been directed towards the development of solar cell technology that reduces per watt costs and increases conversion efficiency. Solar electric cells today are getting better at converting sunlight to electricity, but commercial panels still harvest only part of the radiation they’re exposed to. Scientists are working to improve solar panels’ efficiency using various methods.

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

These benefits have impacted our decision to enter into the solar photovoltaic market. We believe the fluctuations in fuel costs, environmental concerns and energy security make it likely that the demand for solar power production will continue to grow. Many countries, including Italy and Spain, have put incentive programs in place to spur the installation of grid-tied solar power systems. For further information please see “Material Effects of Government Regulations on the PV Plants.”

There are several risk factors associated with the photovoltaic market. See “Item 3.D: Risk Factors - Risks Relating to our Business.”

Our Photovoltaic Plants

The following table includes information concerning our PV Plants:

PV Plant Title	Installed Capacity[1]	Location	Technology of Panels	Connection to Grid	FiT (€/kWh) [2]	Revenue in the year ended December 31, 2015 (in thousands)[3]	Revenue in the year ended December 31, 2016 (in thousands)[3]
“Troia 8”	995.67 kWp	Province of Foggia, Municipality of Troia, Puglia region, Italy	Fix	January 14, 2011	0.318	$584 (€526)	$544 (€492)
“Troia 9”	995.67 kWp	Province of Foggia, Municipality of Troia, Puglia region, Italy	Fix	January 14, 2011	0.318	$599 (€540)	$558 (€504)

PV Plant Title	Installed Capacity[1]	Location	Technology of Panels	Connection to Grid	FiT (€/kWh) [2]	Revenue in the year ended December 31, 2015 (in thousands)[3]	Revenue in the year ended December 31, 2016 (in thousands)[3]
“Del Bianco”	734.40 kWp	Province of Macerata, Municipality of Cingoli, Marche region, Italy	Fix	April 1, 2011	0.3215	$390 (€352)	$366 (€331)
“Giaché”	730.01 kWp	Province of Ancona, Municipality of Filotrano, Marche region, Italy	Duel Axes Tracker	April 14, 2011	0.3215	$394 (€355)	$465 (€420)
“Costantini”	734.40 kWp	Province of Ancona, Municipality of Senigallia, Marche region, Italy	Fix	April 27, 2011	0.3215	$414 (€373)	$401 (€362)
“Massaccesi”	749.7 kWp	Province of Ancona, Municipality of Arcevia, Marche region, Italy	Duel Axes Tracker	April 29, 2011	0.3215	$381 (€344)	$470 (€425)
“Galatina”	994.43 kWp	Province of Lecce, Municipality of Galatina, Puglia region, Italy	Fix	May 25, 2011	0.318	$560 (€504)	$452 (€408)
“Pedale (Corato)”	2,993 kWp	Province of Bari, Municipality of Corato, Puglia region, Italy	Single Axes Tracker	May 31, 2011	0.2659	$1,838 (€1,656)	$1,699 (€1,535)

PV Plant Title	Installed Capacity[1]	Location	Technology of Panels	Connection to Grid	FiT (€/kWh) [2]	Revenue in the year ended December 31, 2015 (in thousands)[3]	Revenue in the year ended December 31, 2016 (in thousands)[3]
“Acquafresca”	947.6 kWp	Province of Barletta-Andria-Trani, Municipality of Minervino Murge, Puglia region, Italy	Fix	June 2011	0.2677	$457 (€412)	$439 (€397)
“D’Angella”	930.5 kWp	Province of Barletta-Andria-Trani, Municipality of Minervino Murge, Puglia region, Italy	Fix	June 2011	0.2677	$458 (€413)	$428 (€387)
“Soleco”	5,923.5 kWp	Province of Rovigo, Municipality of Canaro, Veneto region, Italy	Fix	August 2011	0.2189	$2,292 (€2,065)	$2,046 (€1,849)
“Tecnoenergy”	5,899.5 kWp	Province of Rovigo, Municipality of Canaro, Veneto region, Italy	Fix	August 2011	0.2189	$2,253 (€2,029)	$2,002 (€1,809)
“Rinconada II”[4]	2,275 kWp	Municipality of Córdoba, Andalusia, Spain	Fix	July 2010	N/A	$894 (€805)	$851 (€769)
“Rodríguez I”	1,675 kWp	Province of Murcia, Spain	Fix	November 2011	N/A	$666 (€600)	$621 (€561)
“Rodríguez II”	2,691 kWp	Province of Murcia, Spain	Fix	November 2011	N/A	$1,106 (€996)	$1,028 (€929)
“Fuente Librilla”	1,248 kWp	Province of Murcia, Spain	Fix	June 2011	N/A	$531 (€478)	$502 (€454)
_________________________________
1. The actual capacity of a photovoltaic plant is generally subject to a degradation of 0.5%-0.7% per year, depending on climate conditions and quality of the solar panels.

2.  In addition to the FiT payment, our Italian PV Plants have entered into agreements with energy brokers who purchase the electricity generated by our PV Plants in consideration for the contractually agreed prices.

3.  These results are not indicative of future results due to various factors, including changes in the climate and the degradation of the solar panels.

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

•
standard “incentive agreements” with Gestore dei Servizi Elettrici, or GSE, Italy’s energy regulation agency responsible, inter alia, for incentivizing and developing renewable energy sources in Italy and purchasing energy and re-selling it on the electricity market. Under such agreements, it is anticipated that GSE will grant the applicable FiT governing the purchase of electricity (FiTs are further detailed in “Material Effects of Government Regulations on the Italian PV Plants”);

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

The Consideration

Based on the range of services offered by the Contractor, the annual consideration for the Subscription Services varies from Euro 22,500 to Euro 36,000 per MWp (reduced to approximately Euro 19,000 to Euro 36,000 with effect from 2016) (linked to the Italian inflation rate or the Spanish Consumer Price Index) for each of the PV Plants, paid in the majority of the PV Plants on a quarterly basis. The Subscription Services fee is fixed and the Contractor is not entitled to request an increase in the price due to the occurrence of unforeseen circumstances. This annual consideration does not include the price of the insurance policies to be obtained by the PV Principal, including all risk insurance policies.

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

Seasonality

Solar power production has a seasonal cycle due to its dependency on the direct and indirect sunlight and the effect the amount of sunlight has on the output of energy produced. Although we received the technical calculation of the average production recorded in the area of each of our PV Plants from our technical advisors and incorporated such data into our financial models, adverse meteorological conditions can have a material impact on the PV Plants’ output and could result in production of electricity below expected output. For example, the radiation levels during the year ended December 31, 2016 were lower than the radiation levels during the same period in 2015, resulting in lower revenues from our PV Plants during the period.

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

Nominal Power kWp	Non-Integrated	Partially Integrated	Arch. Integrated
1 kW ≤ P ≤ 3 kW	0.40 Euro/kWh	0.44 Euro/kWh	0.49 Euro/kWh
3 kW < P ≤ 20 kW	0.38 Euro/kWh	0.42 Euro/kWh	0.46 Euro/kWh
P > 20 kW	0.36 Euro/kWh[1]	0.40 Euro/kWh	0.44 Euro/kWh
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

A new resolution (no. 444 of 2016) was adopted by AEEGSI in July 2016 partly amending the previously applying modalities of payment of imbalancing. Such resolution has established that, commencing January 2017 (for PV plants with a capacity lower than 10 MWp), the discrepancy between planned and effective energy input/withdrawn shall not exceed 7.5% (+/-). In the case that such threshold is exceeded, the price paid for positive imbalancing will be reduced in such measure as not to allow any profit to the producer in relation to the forecast in question. Prior to this resolution distortive practices were often used by intentionally providing energy production forecasts materially different from the actual production in order to maximize revenues deriving from positive imbalancing payments. The provisions of resolution 444/2016 aim at incentivizing producers to keep imbalancing within said limits (+/- 7.5%).

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

Constitutional Court Judgment

In June 2015, an appeal was filed with the Italian Constitutional Court aimed to assess whether the Spalma Incentivi Law entails unconstitutional provisions, particularly insofar as they apply in a retrospective fashion. In December 2016 the Italian Constitutional Court declared that the Spalma Incentivi Law is not anti-constitutional.

Interventions on operating plants and incentives

On May 1, 2015, GSE issued a regulation called “Documento Tecnico di Riferimento”, or DTR, setting out the conditions subject to which a PV plant can continue benefitting from incentives despite modifications made to the PV plant due to revamping interventions. The terms of the DTR cover a number of circumstances (such as moving of the plant, modification of the connection point, variation of the installation method, replacement of components, modification of the capacity, etc.). The DTR was criticized for being too restrictive by many operators and relevant associations and in July 2015 the effectiveness of the DTR was suspended by GSE partly due to the fact that relevant measures are addressed in the scheme of new Italian decree dedicated to renewables (Nuovo Decreto FER). The new decree was adopted and entered into force in June 2016.

Although Nuovo Decreto FER is mostly dedicated to other forms of renewable energy, it provides measures that apply also to photovoltaic plants. Such measures include:

A.	Measures on revamping interventions, which provide in particular that in order for a plant to continue benefitting from incentives, such interventions:

(i)	shall not entail an increase of more than 1% (5% for plants up to 20 kWp) of the nominal power of the plant or its single units;
(ii)	shall use new or regenerated components, in the case of definitive replacements; and
(iii)	shall be communicated to GSE within 60 days.

further implementation measures on the procedures to be followed in case of revamping interventions (i.e., a new Documento Tecnico di Riferimento) were published in February 2017;

B.	Measures on the so called “fake fractioning”, providing in particular that in the case that two or more plants are:

(i)	fed by the same renewable source;
(ii)	owned by the same entity or by entities belonging to the same group; and
(iii)	built on the same plot or on bordering plots;

such plants have to be considered as one plant with nominal power equal to the aggregate of the single plants’ respective powers. In such case, GSE will:

(i)	re-determine the applicable tariff, if the procedures on tariff admission were complied with notwithstanding the fake fractioning; or

(ii)	declare the retrospective forfeiture from the tariff, if the procedures on tariff admission were not complied with as a result of the fake fractioning.

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

f)
Pursuant to RD 413/2014, the revenues from the Specific Remuneration are set based on the number of operating hours reached by the installation in a given year and adjusted to electricity market price deviations. Furthermore, the economic parameters of the Specific Remuneration might be reviewed by the Spanish government at the end of a regulatory period or semi-period, however the standard value of the initial investment and the useful regulatory life will remain unchanged for the entire Regulatory Useful Life of the installation, as determined by Order 1045/2014.

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

Dori Energy and the Dorad Power Plant

General

Dori Energy is an Israeli private company in which we currently hold 50%. The remaining 50% is currently held by the Luzon Group (f/k/a the Dori Group). The Luzon Group is an Israeli publically traded company, whose shares are traded on the Tel Aviv Stock Exchange. During early 2016, the controlling shareholder of the Luzon Group sold its holdings in the Luzon Group to a new controlling shareholder, who nominated new board members and senior management in the Luzon Group. Dori Energy’s main asset is its holdings of 18.75% of Dorad.

Dori Energy

On November 25, 2010, Ellomay Clean Energy Ltd., or Ellomay Energy, our wholly-owned subsidiary, entered into an Investment Agreement, or the Dori Investment Agreement, with the Dori Group and Dori Energy, with respect to an investment by Ellomay Energy in Dori Energy. Pursuant to the terms of the Dori Investment Agreement, Ellomay Energy invested a total amount of NIS 50 million (approximately $14.1 million) in Dori Energy, and received a 40% stake in Dori Energy’s share capital. The transaction contemplated by the Dori Investment Agreement, or the Dori Investment, was consummated on January 27, 2011, or the Dori Closing Date. Following the Dori Closing Date, the holdings of Ellomay Energy in Dori Energy were transferred to Ellomay Clean Energy Limited Partnership, or Ellomay Energy LP, an Israeli limited partnership whose general partner is Ellomay Energy and whose sole limited partner is us. Ellomay Energy LP replaced Ellomay Energy with respect to the Dori Investment Agreement and the Dori SHA.

Ellomay Energy was also granted an option to acquire additional shares of Dori Energy, or the Dori Option, which, if exercised, will increase Ellomay Energy’s percentage holding in Dori Energy to 49% and, subject to the obtainment of certain regulatory approvals – to 50%. The first option was exercisable starting from issuance and was due to expire within twelve (12) months following the completion and delivery of the power plant and the second option commenced at this date and was due to expire within 2 years following the completion and delivery of the power plant. The exercise price of the options is NIS 2.4 million for each 1% of Dori Energy’s issued and outstanding share capital (on a fully diluted basis). In May 2015, we exercised the first option and in May 2016, we exercised the second option.

 Following the exercise of the second option to acquire additional share capital of Dori Energy, our holdings in Dori Energy increased from 49% to 50% and our indirect ownership of Dorad increased from 9.1875% to 9.375%. The aggregate amount paid in connection with the exercise of this option amounted to approximately NIS 2.8 million (approximately $0.7 million), including approximately NIS 0.4 million (approximately $0.1 million) required in order to realign the shareholders loans provided to Dori Energy by its shareholders with the new ownership structure.

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

Dorad currently operates the Dorad Power Plant, a combined cycle power plant based on natural gas, with a production capacity of approximately 850 MW, located south of Ashkelon. The Dorad Power Plant was constructed as a turnkey project, with the consideration denominated in US dollars and commenced commercial operations on May 2014. Dorad is leasing the land from the Eilat-Ashkelon Pipeline Company (EAPC for the construction period and for a period of 24 years and 11 months following the commencement of commercial operations of the Dorad Power Plant.

The electricity produced by the Dorad Power Plant is sold to end-users throughout Israel and to the Israeli National Electrical Grid. The transmission of electricity to the end-users is done via the existing transmission and distribution grid, in accordance with the provisions of the Electricity Sector Law and its Regulations, and the Standards and the tariffs determined by the Israeli Electricity Authority. The existing transmission and delivery lines are operated by the IEC, which is the only entity that holds a license to operate an electricity system in Israel. The Dorad Power Plant is based on combined cycle technology using natural gas. The combined cycle configuration is a modern technology to produce electricity, where gas turbines serve as the prime mover. After combustion in the gas turbine to produce electricity, the hot gases from the gas turbine exhaust are directed through an additional heat exchanger to produce steam. The steam powers a steam turbine connected to a generator, which produces additional electric energy. The Dorad Power Plant is comprised of twelve natural gas turbines, each with an installed capacity of 50 MWp and two steam turbines, each with an installed capacity of 100 MWp. These turbines can be turned on and off quickly, with no material losses in energy efficiency, which provides operational flexibility in accordance with the expected needs of customers and the IEC, calculated based on a proprietary forecasting system implemented by Dorad.

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

During July 2016, Dorad repaid an aggregate amount of approximately NIS 350 million (approximately $93 million) of shareholders’ loans (of which approximately NIS 204 million (approximately $54 million) for repayment of interest and linkage and the remainder of approximately NIS 146 million (approximately $39 million) for partial repayment of principal). Dori Energy’s portion of such repayment was approximately NIS 66 million (approximately $17.6 million). During January 2017, Dorad repaid an additional aggregate amount of approximately NIS 50 million (approximately $13.3 million) of interest and principal on account of shareholders loans and Dorad expects to repay an additional amount of approximately NIS 30 million (approximately $8 million) during 2017. For information concerning Dori Energy’s portion of these repayments, see below.

Dorad entered into a credit facility agreement with a consortium led by Bank Hapoalim Ltd., or the Dorad Credit Facility, and financial closing of the Dorad Power Plant was reached on November 29, 2010, with the first drawdown received on January 27, 2011. The Dorad Credit Facility provides that the consortium will fund up to 80% of the cost of the project, with the remainder to be funded by Dorad’s shareholders. The funding is linked to the Israeli consumer price index and bears interest at a rate that is subject to updates every three years based on Dorad’s credit rating (Dorad received an “investment grade” rating, on a local scale). The current interest rate is approximately 5.5%. The funding is repaid (interest and principal) in semi-annual payments, commencing six months of the commencement of operations of the Dorad Power Plant and for a period of 17 years thereafter. The Dorad Credit Facility further includes customary provisions, including early repayment under certain circumstances, fixed charges on Dorad’s assets and rights in connection with the Dorad Power Plant and certain financial ratios, which Dorad is in compliance with as of December 31, 2016. Dorad’s senior loan facility is linked to the Israeli CPI. As the production tariff is partially linked to the Israeli CPI, the exposure is minimized. However, as the production tariff is published in delay with respect to the actual changes in the CPI, Dorad executed derivative transactions on the Israeli CPI. In connection with the Dorad Credit Facility, Dorad’s shareholders (including Dori Energy) undertook to provide guarantees to certain customers, to the IEC and to various suppliers and service provides of Dorad and also undertook to indemnify Dorad and the consortium in connection with certain expenses, including payments to customers due to delays in the commencement of operations, payment of liquidated damages to the construction contractors in the event of force majeure and certain environmental hazards. The aggregate investment of Dorad in the construction of the Dorad Power Plant was approximately NIS 4.7 billion (equivalent to approximately $1.2 billion). The Dorad Credit Facility provides for the establishment of the project’s accounts and determines the distribution of the cash flows among the accounts. In addition, the Dorad Credit Facility includes terms and procedures for executing deposits and withdrawals from each account and determines the minimum balances in each of the capital reserves.

As of December 31, 2016, Dori Energy provided guarantees to the Israeli Electricity Authority, to the IEC and to Israel Natural Gas Lines Ltd. in the aggregate amount of approximately NIS 30.5 million (approximately $7.9 million). As of December 31, 2016, the principal and accrued interest on the shareholders loans provided to Dorad by Dori Energy was in the aggregate amount of approximately NIS 42.7 million (approximately $11.1 million), following the repayment of shareholder loan to Dori Energy in July 2016 amounting to approximately NIS 66 million (approximately $17 million). In January 2017 an additional payment of principal and interest on account of the shareholder loan of approximately NIS 9.4 million (approximately $2.5 million) was received by Dori Energy and Dorad expects to repay an additional amount of approximately NIS 5.6 million (approximately $1.5 million) to Dori Energy during 2017. The shareholders loans bear 10% interest and are linked to the Israeli CPI.

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

We and Dori Energy, and several of the other shareholders of Dorad and their representatives, are involved in various litigations as follows:

Petition to Approve a Derivative Claim filed by Dori Energy and Hemi Raphael

During April 2015, Dori Energy approached Dorad in writing, requesting that Dorad take legal steps to demand that Zorlu, Wood Group Gas Turbines Ltd., the engineering, procurement & construction contractor of the Dorad Power Plant, or Wood Group, and the representatives of Zorlu on the Dorad board of directors disclose details concerning the contractual relationship between Zorlu and Wood Group. In its letters, Dori Energy notes that if Dorad will not act as requested, Dori Energy intends to file a derivative suit in the matter.

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

On January 12, 2016, Dori Energy filed a motion to amend the Petition to add Ori Edelsburg (a director in Dorad) and affiliated companies as additional respondents, to remove Zorlu’s representatives and to add several documents which were obtained by Dori Energy, after the Petition had been filed. Dorad and Wood Group filed their response to the motion to amend the Petition and Zorlu filed a motion for dismissal. During the hearing held on March 10, 2016, Zorlu withdrew the motion for dismissal and is required to submit its response to the motion to amend the Petition by March 31, 2016.

At a hearing held on April 20, 2016, the request submitted in January 2016 to amend the Dori Energy Petition to add Ori Edelsburg (a director in Dorad) and affiliated companies as additional respondents was approved. Subsequent to the date of this report, at the end of July 2016, the respondents filed their responses to the amended Dori Energy Petition. Dori Energy and Hemi Raphael had until December 19, 2016 to reply to the respondents’ response. Following the recusal of the judges in the Economic Department of the Tel Aviv-Jaffa District Court, in September 2016 the President of the Israeli Supreme Court instructed that the parties will inform the court as to the proper venue in which the petition should be heard and to update the court whether the parties reached an agreement as to the transfer of the dispute to an arbitration proceeding. During October 2016, Dori Energy notified the court that the parties have not yet reached an agreement and requested that the court determine which judges will decide on the petition and the respondents notified the court that the discussion concerning transferring the dispute to an arbitration process are advancing and an attempt will be made to reach an arbitration agreement during November 2016. On November 15, 2016, the President of the Israeli Supreme Court instructed that the parties will update the court on the proposed transfer of the proceeding to an arbitration process by early December 2016.

On December 27, 2016, an arbitration agreement was executed pursuant to which this proceeding, as well as the two proceedings mentioned below will be arbitrated before Judge (retired) Hila Gerstel. In her decision dated January 2, 2017, the arbitrator ruled, among other things, that the statements of claim in the various proceedings will be submitted by February 19, 2017, the statements of defense will be submitted by April 4, 2017, discovery affidavits will be submitted by April 6, 2017, responses will be submitted by May 4, 2017 and a preliminary hearing will be held on May 10, 2017. These dates were extended with the agreement of the parties so that the statements of claim will be submitted by February 23, 2017 and the statements of defense will be submitted by April 9, 2017. Following the execution of the arbitration agreement, Dori Energy and Mr. Raphael requested the deletion of the proceeding and the request was approved. A statement of claim was filed by Dori Energy and Mr. Raphael on behalf of Dorad against Zorlu, Mr. Edelsburg, Edelcom and Edeltech Holdings 2006 Ltd. on February 23, 2017 in which they repeated their claims included in the amended Petition and in which they required the arbitrator to obligate the defendants, jointly and severally, to pay an amount of $183,367,953 plus interest and linkage to Dorad. During March 2017, the respondents filed two motions with the arbitrator as follows: (i) to instruct the plaintiffs to resubmit the statement of claim filed in connection with the arbitration proceedings in a form that will be identical to the form of the statement of claim submitted to the court, with the addition of the monetary demand only or, alternatively, to instruct that several sections and exhibits will be deleted from the statement of claim and (ii) to postpone the date for filing their responses by 45 days from the date the motion set forth under (i) is decided upon.  The plaintiffs filed their objection to both motions and some of the respondents filed their responses to the objection. The arbitrator has not yet rendered her decision in the matter. We estimate (after consulting with legal counsel), that at this early stage it is not yet possible to assess the outcome of the proceeding. For more information see Note 6 to our annual financial statements included elsewhere in this Report.

Petition to Approve a Derivative Claim filed by Edelcom

On February 25, 2016 the representatives of Edelcom Ltd., which holds 18.75% of Dorad, or Edelcom, and Ori Edelsburg sent a letter to Dorad requesting that Dorad file a claim against Ellomay Energy, our wholly-owned subsidiary that holds Dori Energy’s shares, the Luzon Group and Dori Energy referring to an entrepreneurship agreement that was signed on November 25, 2010 between Dorad and the Luzon Group, pursuant to which the Luzon Group received payment in the amount of approximately NIS 49.4 million (approximately $12.7 million) in consideration for management and entrepreneurship services. Pursuant to this agreement, the Luzon Group undertook to continue holding, directly or indirectly, at least 10% of Dorad’s share capital for a period of 12 months from the date the Dorad Power Plant is handed over to Dorad by the construction contractor. The Edelcom Letter claims that as a consequence of the management rights and the options to acquire additional shares of Dori Energy granted to us pursuant to the Dori Investment Agreement, the holdings of the Dori Group in Dorad have fallen below 10% upon execution of the Dori Investment Agreement. The Edelcom Letter therefore claims that Dori Group breached its commitment according to entrepreneurship agreement. The Edelcom Letter requests that Dorad take all legal actions possible against the Dori Group, Dori Energy, Ellomay Energy and Mr. Hemi Raphael to recover the amounts it paid in accordance with the entrepreneurship agreement and also notify Dori Energy that, until recovery of the entrepreneurship fee, Dorad shall withhold the relevant amount from any amount Dori Energy is entitled to receive from Dorad, including repayments of shareholders’ loans and dividend distributions. On July 25, 2016, Edelcom filed a petition for approval of a derivative action against Ellomay Energy, the Luzon Group, Dori Energy and Dorad. In November 2016, Ellomay Energy and Dori Energy filed a joint petition requesting that this application be transferred to the same judges who will be adjudicating the petition filed by Dori Energy and Hemi Raphael mentioned above and on November 27, 2016, Edelcom filed an objection to this request. As noted above, on December 27, 2016, an arbitration agreement was executed pursuant to which this proceeding, as well as the proceeding mentioned above and below will be arbitrated before Judge (retired) Hila Gerstel. On February 23, 2017, Edelcom submitted the petition to approve the derivative claim to the arbitrator. For more information see above. We estimate (after consulting with legal counsel), that at this early stage it is not yet possible to assess the outcome of the proceeding. Following the execution of the arbitration agreement, this proceeding was deleted. For more information see Note 6 to our annual financial statements included elsewhere in this Report.

Statement of Claim filed by Edelcom

In July 2016, Edelcom filed a statement of claim, or the Edelcom Claim, with the Tel Aviv District Court against Dori Energy, Ellomay Energy, the Luzon Group, Dorad and the other shareholders of Dorad. In the Edelcom Claim, Edelcom contends that a certain section of the shareholders agreement among Dorad’s shareholders, or the Dorad SHA, contains several mistakes and does not correctly reflect the agreement of the parties. Edelcom claims that these purported mistakes were used in bad faith by the Luzon Group, Ellomay Energy and Dori Energy during 2010 in connection with the issuance of Dori Energy’s shares to Ellomay Energy and that, in effect, such issuance was allegedly in breach of the restriction placed on Dorad’s shares and the right of first refusal granted to Dorad’s shareholders in the Dorad SHA. The Edelcom Claim requests the court to: (i) issue an order compelling the Luzon Group, Ellomay Energy and Dori Energy to act in accordance with the right of first refusal mechanism included in the Dorad SHA and to offer to the other shareholders of Dorad, including Edelcom, a right of first refusal in connection with 50% of Dori Energy’s shares (which are currently held by Ellomay Energy, a wholly-owned subsidiary of the Company), under the same terms agreed upon by the Luzon Group, Ellomay Energy and Dori Energy in 2010, (ii) issue an order instructing Dorad to delay all payment due to Dori Energy as a shareholder of Dorad, including dividends or repayment of shareholders’ loans, for a period as set forth in the Edelcom Claim, (iii) issue an order instructing Dorad to remove Dori Energy’s representative from Dorad’s board of directors (currently Mr. Hemi Raphael, who also serves on our Board) and to prohibit his presence and voting at the Dorad board of directors’ meetings, for a period as set forth in the Edelcom Claim, and (iv) grant any other orders as the court may deem appropriate under the circumstances. In November 2016 Ellomay Energy and Dori Energy filed a joint petition requesting that this application be transferred to the same judges who will be adjudicating the petition filed by Dori Energy and Hemi Raphael mentioned above and on November 27, 2016, Edelcom filed an objection to this request.  As noted above, on December 27, 2016, an arbitration agreement was executed pursuant to which this proceeding, as well as the two proceeding mentioned above will be arbitrated before Judge (retired) Hila Gerstel. On February 23, 2017, Edelcom submitted the statement of claim to the arbitrator. We estimate (after consulting with legal counsel), that at this early stage it is not yet possible to assess the outcome of the proceeding. For more information see above. Following the execution of the arbitration agreement, this proceeding was deleted.

Opening Motion filed by Edelcom

On December 8, 2016, Edelcom filed an opening motion with the Economic Department of the Tel Aviv-Yaffo District Court against the Luzon Group, Dori Energy and Dorad, or the Opening Motion. The Opening Motion was filed shortly after the publication in Israel of a prospectus by the Luzon Group for the issuance of debentures to the Israeli public, proposed to be secured, among other securities, by a pledge on Dori Energy's shares that are held by the Luzon Group (representing a 50% ownership percentage in Dori Energy, with us, indirectly, holding the remaining 50%).

In the Opening Motion, Edelcom requests the court to declare that: (a) the creation of a lien on Dori Energy's shares held by the Luzon Group triggers the right of first refusal mechanism included in the Dorad SHA, (b) that the Luzon Group and/or Dori Energy are obligated to act in accordance with such right of first refusal and enable the shareholders of Dorad to acquire all of Luzon Group's holdings in Dori Energy or, indirectly, in Dorad, for a consideration of NIS 70 million less the value of other securities provided to the debenture holders or, alternatively, for an amount to be determined by an economic expert appointed by the court, and (c) to determine that Edelcom's notice of exercise of its right of first refusal, obligates the Luzon Group and/or Dori Energy.

During January 2017, Edelcom filed a request to amend the Opening Motion to request the court to also examine the issuance of shares of Dori Energy to Ellomay Energy in 2010 as, based on Edelcom’s position, the pledging of Dori Energy’s shares by the Luzon Group finalized the disposition of all of the Luzon Group’s shares in Dori Energy to third parties and therefore Edelcom claims that the right of first refusal included in the Dorad SHA is available to Edelcom. During January 2017 the Luzon Group filed its response to the Opening Motion and a request to schedule an urgent hearing. Thereafter, the Luzon Group filed its objection to Edelcom’s request to amend the Opening Motion claiming that Edelcom did not disclose the relevant sections of the Dorad SHA and the request to amend the Opening Motion does not comply with the applicable law regarding amending court claims.

During January 2017, after the Luzon Group amended its prospectus to reflect the issuance of unsecured debentures, Edelcom filed a motion to stop the Opening Motion as Edelcom claimed it was no longer relevant. The Luzon Group requested the court to either rule that Edelcom's request to stop the Opening Motion permits the creation of the lien on the Luzon Gorup's shares of Dori Energy or, to the extent Edelcom has not changed its claims, the request to stop the Opening Motion should be rejected and the case ruled on by the court as soon as possible in order to enable the Luzon Group to provide a pledge on its shares of Dori Energy to its debenture holders. In February 2017, Edelcom filed its response to the Luzon Group's request noting that the Luzon Group's position is not possible as the Luzon Group undertook not to pledge Dori Energy shares until the Opening Motion is decided on and on the other hand the Luzon Group claims that there is still an undertaking to provide the pledge. The trustee of the debentures issued by the Luzon Group notified the court that it does not have a position in the matter. During March 2017 a hearing was held and it was decided that the Luzon Group will file during March 2017 an opening motion on its behalf and such opening motion was filed by the Luzon Group. A hearing was scheduled for May 2017. Based on our review of the Opening Motion and related documents, we estimate that the chances of the court dismissing the Opening Motion filed by Edelcom are higher than the chances of the court granting the relief requested in such Opening Motion. On January 5, 2017, Ellomay Energy LP filed a request to join the proceeding as the outcome of the Opening Motion may materially affect its rights. The court approved Ellomay Energy LP's request and accordingly it may file its response to the Opening Motion until April 25, 2017.

The Israeli Electricity Market; Competition

The Israeli electricity market is dominated by the Israel Electric Corporation (IEC), which manufactures and sells most of the electricity consumed in Israel and by the Palestinian Authority and had an installed capacity of approximately 13.6 GW as of November 2015. According to the Israeli Electricity Authority’s report on the electricity sector, published on November 2015, this installed capacity will have comprised 85% of the total installed capacity in the Israeli market. The IEC controls both the transmission network (for long-distance transmittal of electricity) and the distribution network (for transmittal of electricity to the end users). In recent years, various private manufacturers received energy production licenses from the Israeli Electricity Authority. During 2015 Israel’s largest privet power plant, Dalia Power Energies Ltd, was commissioned with installed capacity of approximately 900 MW.

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

Customers

Dorad entered into electricity supply agreements with various commercial consumers for an aggregate of approximately 95% of the production capacity of the Dorad Power Plant. The end-users include the Israeli Ministry of Defense, Mekorot (Israel’s water utility and supply company), Israeli food manufacturers (Ossem and Strauss), Israeli hotel chains (Isrotel and Fattal), and others.  The electricity supply agreements are, mainly, based on a reduced rate compared to the rate applicable to electricity consumers in the general market, as determined by the Israeli Electricity Authority.

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

In addition to the provision of electricity to specific commercial consumers, the agreement between Dorad and the IEC, which governs the provision of services and electricity from the IEC to Dorad, provides that Dorad will supply availability and energy to the IEC based on a production plan determined by the Israeli Electricity Authority, on IEC’s requirements and on the tariffs determined by the Israeli Electricity Authority.

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

Agreement with Tamar

On October 15, 2012, Dorad entered into the Tamar Agreement with Tamar, which is currently the sole supplier of natural gas for the Israeli electricity market. Pursuant to information received from Dorad, following the fulfillment of certain conditions precedent that are set forth in the Tamar Agreement, Dorad purchases natural gas from Tamar for purposes of operating the Dorad Power Plant and the main terms of the Tamar Agreement are as follows:

•           Tamar has committed to supply natural gas to Dorad in an aggregate quantity of up to approximately 11.2 billion cubic meters (BCM), or the Total Contract Quantity, in accordance with the conditions set forth in the Tamar Agreement.

•           The Tamar Agreement will terminate on the earlier to occur of: (i) sixteen (16) years following the commencement of delivery of natural gas to the Dorad power plant or (ii) the date on which Dorad will consume the Total Contract Quantity in its entirety. Each of the parties to the Tamar Agreement has the right to extend the Tamar Agreement until the earlier of: (i) an additional year provided certain conditions set forth in the Tamar Agreement were met, or (ii) the date upon which Dorad consumes the Total Contract Quantity in its entirety.

•           Dorad has committed to purchase or pay for (“take or pay”) a minimum annual quantity of natural gas in a scope and in accordance with a mechanism set forth in the Tamar Agreement. The Tamar Agreement provides that if Dorad did not use the minimum quantity of gas as committed, it shall be entitled to consume this quantity every year during the three following years and this is in addition to the minimum quantity of gas Dorad is committed to.

•           The Tamar Agreement grants Dorad the option to reduce the minimum annual quantity so that it will not exceed 50% of the average annual gas quantity that Dorad will actually consume in the three years preceding the notice of exercise of the option, subject to adjustments set forth in the Tamar Agreement. The reduction of the minimum annual quantity will be followed by a reduction of the other contractual quantities set forth in the Tamar Agreement. The option described herein is exercisable during the period commencing as of the later of: (i) the end of the fifth year after the commencement of delivery of natural gas to Dorad in accordance with the Tamar Agreement or (ii) January 1, 2018, and ending on the later of: (i) the end of the seventh year after the commencement of delivery of natural gas to Dorad in accordance with the Tamar Agreement or (ii) December 31, 2020. In the event Dorad exercises this option, the quantity will be reduced at the end of a one year period from the date of the notice and until the termination of the Tamar Agreement.

•           During an interim period, that will commence upon the fulfillment of conditions set forth in the Tamar Agreement, or the Interim Period, the natural gas supply to Dorad will be subject to the quantities of natural gas available to Tamar at the time following the supply of natural gas to customers of the “Yam Tethys” project and other customers of Tamar that have executed natural gas supply agreements with Tamar prior to the execution of the Tamar Agreement. The Interim Period will end after (and to the extent) Tamar completes a project to expand the supply capacity of the natural gas treatment and transmission system from Tamar, subject to the fulfillment of conditions set forth in the Tamar Agreement, or the Expansion Project. In the event the conditions for the completion of the Expansion Project are not fulfilled, or the Expansion Project is not completed by the dates set forth in the Agreement, Dorad shall be entitled to terminate the Tamar Agreement. Upon completion of the Expansion Project, the minimum capacity set forth in the Tamar Agreement will increase and the Total Contract Quantity will increase respectively up to approximately 13.2 BCM. On April 30, 2015, Dorad received a notification from Tamar whereby the Interim Period began on May 5, 2015. As per Dorad’s estimate, the impact of Tamar’s notification on its activities is not expected to be significant.

•           The natural gas price set forth in the Tamar Agreement is linked to the production tariff as determined from time to time by the Israeli Electricity Authority, which includes a “final floor price.” Following the decreases in the price of fuel and electricity during 2015, the Israeli Electricity Authority reduced the rate of electricity production, and as a result the natural gas price under the Tamar Agreement reached the “final floor price” in March 2016.

•           Dorad may be required to provide Tamar with guarantees or securities in the amounts and subject to the conditions set forth in the Tamar Agreement.

•           The Tamar Agreement includes additional provisions and undertakings as customary in agreements of this type such as compensation mechanisms in the event of shortage in supply, the quality of the natural gas, limitation of liability, etc.

As a result of the indexation included in the gas supply agreement, Dorad is exposed to changes in exchange rates of the U.S. dollar against the NIS. To minimize this exposure Dorad executed forward transactions to purchase U.S. dollars against the NIS.

Tamar and Dorad were in dispute over the price of natural gas due to the update of the electricity production costs determined by the Israeli Electricity Authority during 2013. In November 2015, Dorad reached an arrangement with Tamar whereby Dorad’s obligation to acquire the gas for the period preceding the commencement date of the actual consumption of the gas will be cancelled, where in addition the parties also settled the disagreement regarding the tariff linkage during the period of the dispute, with no monetary consequences.

Dorad is also a party to a natural gas delivery agreement and to a diesel oil warehousing agreement. In November 2013, the Natural Gas Authority of the Israeli Ministry of National Infrastructures, Energy and Water Resources approved the connection of the Dorad Power Plant to the national gas pipeline network.

Material Effects of Government Regulations on Dorad’s Operations

The regulatory framework applicable to the production of electricity by the private sector in Israel is provided under the Israeli Electricity Sector Law, 1996, or  the Electricity Law, and the regulations promulgated thereunder, including the Electricity Market Regulations (Terms and procedures for the granting of a license and the duties of the Licensee), 1997, the Electricity Market Principles (Transactions with the supplier of an essential service), 2000, and the Electricity Market Regulations (Conventional Private Electricity Manufacturer), 2005, or the Electricity Market Regulations. In addition, standards, guidelines and other instructions published by the Israeli Electricity Authority (established pursuant to Section 21 of the Electricity Law) and\or by the Israeli Electric Company also apply to the production of electricity by the private sector in Israel.

Licenses

In February 2010, the Israeli Electricity Authority granted Dorad a Conditional License, as defined by the Electricity Market Regulations, or the Conditional License) for the construction of a natural gas (and alternative fuel for back up purposes) operated power plant in Ashkelon, Israel for the production of electricity, with an installed production capacity of 760-850 MW. The Conditional License includes several conditions precedent to the entitlement of the holder of the Conditional License to produce and sell electricity to the Israeli Electric Company. The Conditional License is valid for a period of fifty four (54) months commencing from the date of its approval by the Israeli Minister of National Infrastructures, Energy and Water Resources, subject to compliance, by Dorad, with the milestones set forth therein, and the other provisions set forth therein (including a financial closing, the provision of guarantees and the construction of the power plant).

 On April 13, 2014, the Israeli Electricity Authority resolved to grant Dorad a generation license for a period of twenty years and a supply license for a period of one year, or the Licenses, which become effective with the receipt of the approval of the Israeli Minister of National Infrastructures, Energy and Water Resources, or the Minister. The execution of the Licenses was under the examination of the Israeli Ministry of Justice due to an outstanding legal proceeding between the employees of the IEC, the IEC and the State of Israel in the Israeli local labor court. In connection with such legal proceeding, the labor court ruled that the State of Israel should refrain from any change to the status quo that influences or could affect the mandates of the IEC pending the discussions among the parties to the legal proceeding. On May 4, 2014 an urgent petition was filed by Dorad with the Israeli High Court of Justice concerning the delay in the provision of the Licenses to the Dorad Power Plant, or the Petition, requesting the issuance of conditional orders against, among others, the Israeli Electricity Authority, the legal advisor to the government and the Minister, to provide the reasons for not signing the Licenses despite governmental undertakings that were provided to Dorad. An urgent hearing at the High Court of Justice was scheduled for May 11, 2014. At the hearing the parties to the Petition reached a settlement, which the Israeli High Court of Justice approved, that, among other things, included the agreement of the parties that the Minister will approve the Licenses and that Dorad will be made a party to any petition or claim filed in the future by any of the parties that may affect Dorad. In August 2014, Dorad filed a request to extend the supply license for an additional period of nineteen years and the long-term supply license was executed in July 2015.

Tariffs

In September 2010, Dorad received a draft approval of conditional tariffs from the Israeli Electricity Authority that sets forth the tariffs applicable to the Dorad Power Plant throughout the period of its operation, and in October 2013, Dorad received a revised approval of tariffs pursuant to the Tamar Agreement.

In addition, in July 2009, the Licensing Authority of the National Planning and Construction Board for National Infrastructure established pursuant to the Israeli Zoning and Construction Law, 1996, or the Construction Law, granted a building permit with respect to the Dorad Power Plant (Building License No. 2-01-2008), as required pursuant to the Construction Law.

The Israeli Electricity Authority determined the method and tariffs for the provision of availability and electricity by private electricity manufacturers to the IEC in the event not all of the capacity of such manufacturers was sold directly to customers. The Israeli Electricity Authority’s decision provides that the IEC will pay for the availability even in the event electricity was not actually used by end customers depending on the amount of electricity made available to the IEC.

As noted above, the transmission and delivery lines used by the Dorad Power Plant are managed by the IEC, and the IEC is solely licensed to operate electricity systems (i.e. to oversee and manage the production and transmission of electricity) in Israel. In May 2013, the Israeli Electricity Authority determined a temporary fee that will be charged by the IEC per KWh for its electricity system operator services from its customers, from private energy manufacturers, such as Dorad, and from “self-manufacturers” (i.e. those who manufacture electricity for self-use). The Israeli Electricity Authority determined that once a permanent fee is established, a retroactive settling of accounts will be performed. As more fully detailed below, in August 2015 the permanent rate was published by the Israeli Electricity Authority.

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

On July 9, 2014, Dorad petitioned the Israeli High Court against the Israeli Electricity Authority and the IEC in view of the Israeli Electricity Authority’s intention to approve a resolution that, inter alia, requires the private electricity producers to pay IEC a new rate, generally referred to by the Israeli Electricity Authority as “system costs”. The Israeli High Court decided that the Israeli Electricity Authority will submit its response until September 10, 2014 and the IEC also requested permission to submit its response. The IES and the Israeli Electricity Authority have since submitted their responses to the court and the Israeli Electricity Authority contended that the petition should be denied for various reasons.

On August 25, 2014, the Israeli Electricity Authority published a proposed decision for a hearing regarding the rates of the “system costs,” in which details were provided on the system services provided by IEC and their rates. According to the proposed decision, the rates will be effective retroactively as from June 1, 2013 but for Dorad will be effective only from the date of its commercial operation.

On December 22, 2014, the Israeli Electricity Authority published a proposed decision titled “Electricity Rates for Customers of IEC in 2015,” which includes a reduction of the rates for Dorad’s customers. According to the decision the rates of the manufacturing component which serves as the basis for charging Dorad’s customers and to which the price of the gas is linked, will be reduced by about 9% as from February 1, 2015.

On August 6, 2015, the Israeli Electricity Authority published a decision establishing the rate in respect of “system management service charges” (system costs). As of December 31, 2015, Dorad settled such charges to for the period until June 2015, and as from July 2015 regular charges are received from the IEC for these services.

On September 7, 2015, the Israeli Electricity Authority published a decision reducing the electricity rates. According to this decision, the production tariff, based on which Dorad’s customers are charged and to which the price of the natural gas under the Tamar Agreement is linked, was reduced by approximately 6.8% commencing September 13, 2015.

The Israeli Electricity Authority scheduled an additional hearing for early December 2016 concerning possible reductions in the electricity production tariff by 8%. On December 17, 2016, following such hearing, the Israeli Electricity Authority published its decision concerning the tariff updates for 2017 whereby, among other things, it determined to limit the reduction in the electricity production tariff to approximately 0.45% and it stated that it will not further update the tariffs until December 2017.

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

Pumped Storage project in the Manara Cliff in Israel

General

On January 28, 2014 we entered into an agreement with Ortam Sahar Engineering Ltd., or Ortam, an Israeli publicly listed company, pursuant to which we shall acquire Ortam’s holdings (24.75%) in Agira Sheuva Electra, L.P., or the Partnership, an Israeli Limited Partnership that is promoting a prospective pumped storage project in the Manara Cliff in Israel, or the Manara Project, as well as Ortam’s holdings: (i) in Chashgal Elyon Ltd., or the GP, an Israeli private company, which is the general partner of the Partnership (25%), and (ii) in the engineering, procurement and construction contractor of the aforementioned project (50%). On May 20, 2014 our indirectly wholly-owned subsidiary, Ellomay Manara (2014) Ltd., or Ellomay Manara, entered into an agreement, or the Electra Agreement, with Electra Ltd., or Electra, an Israeli publicly listed company. Pursuant to the Electra Agreement, Ellomay Manara shall acquire Electra's holdings (24.75%) in the Partnership as well as Electra’s holdings in the GP (25%). In addition, we, Ellomay Manara and Electra agreed that: (i) on the closing date of the transactions contemplated under the Electra Agreement, Ellomay Manara shall transfer to subsidiaries of Electra all of its then holdings in the engineering, procurement and construction contractor of the aforementioned project, or the EPC, (50%), which will be acquired at closing by us from another partner in the Partnership pursuant to a conditional agreement we entered into, resulting in Electra’s subsidiaries holding 100% of the EPC and (ii) each of Electra (through its subsidiaries) and us (together with Ellomay Manara) was granted with an eighteen-month put option and call option, respectively, with respect to the entire holdings in the EPC. In addition to the aforementioned agreements, on January 19, 2014 we entered into an agreement with Galilee Development Cooperative Ltd., an Israeli cooperative, or the Cooperative, pursuant to which, subject to the fulfillment of conditions as set forth below, we shall acquire the Cooperative’s holdings (24.75%) in the Partnership as well as its holdings: (i) in the GP (25%), and (ii) in the EPC (50%).

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

In August 2016, Ellomay Pumped Storage (2014) Ltd., or Ellomay PS, our 75% owned subsidiary, received a conditional license, or the Conditional License, for the Manara Cliff pumped storage project from the Israeli Minister of National Infrastructures, Energy and Water Resources, or the Minister. The Conditional License regulates the construction of a pumped storage plant in the Manara Cliff with a capacity of 340 MW. The Conditional License includes several conditions precedent to the entitlement of the holder of the Conditional License to receive an electricity production license. The Conditional License is valid for a period of seventy two (72) months commencing from the date of its approval by the Minister, subject to compliance by Ellomay PS with the milestones set forth therein and subject to the other provisions set forth therein (including a financial closing, the provision of guarantees and the construction of the pumped storage hydro power plant). The aggregate capital expenditure in connection with the Manara Project through September 30, 2016 were approximately NIS 12.9 million (approximately $3.4 million).

In September 2016, Ellomay PS filed a petition, or the Petition, with the Israeli High Court of Justice against the Minister, the Israeli Electricity Authority and the owner of the Kochav Hayarden pumped storage project. The Petition was filed in connection with the decision of the Israeli Electricity Authority to extend the financial closing milestone deadline of the Kochav Hayarden pumped storage project, which received a conditional license for a pumped storage plant with a capacity of approximately 340 MW in 2014. In the Petition, Ellomay PS requests the High Court to order the Israeli Electricity Authority to explain why the extension should not be canceled, due to, among other reasons, the lack of authority of the Israeli Electricity Authority to extend this milestone deadline. Should the extension decision be revoked, the conditional license provided to Kochav Hayarden is expected to terminate as the original financial closing milestone deadline has passed. Among its other claims, Ellomay PS claims that as the current quota for pumped storage projects determined by the Israeli Electricity Authority is 800 MW, and there is one 300 MW project that is already in the construction phase, the extension approved by the Israeli Electricity Authority could irreparably harm Ellomay PS’s chances of receiving a permanent license if the Kochav Hayarden project receives its permanent license first. In January 2017, the Israeli High Court of Justice dismissed the Petition.

On March 3, 2017, Ellomay PS filed a petition , or  the March 2017 Petition, with the Israeli High Court of Justice against the Minister, the Electricity Authority, or, jointly Respondents 1-2, and the owner of the Kochav Hayarden pumped storage project, or Kochav Hayarden. Ellomay PS has also filed, with the March 2017 Petition, a motion for an interim relief, which will prevent Respondents 1-2 from granting Kochav Hayarden any approval in connection with any milestones stipulated in Kochav Hayarden's conditional license. The March 2017 Petition was filed in connection with the decision of the Electricity Authority, dated February 20, 2017, to extend the following milestones deadlines stipulated in Kochav Hayarden's conditional license: (i) financial closing milestone deadline of Kochav Hayaden (which received a conditional license for a 340 MW pumped storage power plant on October 27, 2014); and (ii) construction period for Kochav Hayarden's project. Kochav Hayarden filed its response to the request for the motion for an interim relief on March 16, 2017. In its response, amongst other claims, Kochav Hayarden claimed the motion should be dismissed, as should the March 2017 Petition, and requested that if the court grants Ellomay PS's motion for an interim relief, Ellomay PS be obligated to post a bond in the amount of NIS 10 million in order to cover Kochav Hayarden's damages caused by the interim relief. Respondents 1-2 filed their response to the request for the motion for an interim relief on March 23, 2017, and claimed, amongst other claims, that the motion should be dismissed, as should the March 2017 Petition. On March 27, 2017, the court rendered the following decision: (i) granted an interim relief to Ellomay PS, preventing the Respondent 2 from approving the financial closing of Kochav Hayarden until the court's ruling in the March 2017 Petition; (ii) Ellomay PS shall post a bond of NIS 2,000,000 no later than April 18, 2017; (iii) the March 2017 Petition would be scheduled for a hearing no later than the end of May 2017, subject to the court's availability, and that the Respondents 1-3 would submit their responses to the March 2017 Petition no later than 21 days before the hearing.

We expect to continue promoting the Manara Project, but we may, for various reasons including changes in the applicable regulation and adverse economic conditions, resolve not to continue the advancement of the Manara Project without further liability to the other parties under the aforementioned agreements.

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

Competition

The purpose of pumped storage systems is to stabilize the grid’s voltage and to create optimization in the management of the electricity grid. Due to recent changes in the applicable regulation, the Manara Project will not enter into electricity sale agreements with private customers, but rather will provide 100% of the plant’s available capacity and energy to the System Manager (IEC), pursuant to a power purchase agreement. The main competitors of the Manara Project are other entities that are planning the construction of pumped storage power plants, competing for the same available quota for such plants. There are currently two other entities promoting the construction of pumped storage projects in Israel – PSP Investments Ltd., developing a project in Ma’ale Gilboa, which is in the construction phase and has been allocated 300 MW of the 800 MW general quota following financial closing, and Star Pumped Storage Ltd., developing a project in Kochav Hayarden (approximately 340 MW), which is in the stages of financial closing for the project.

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

Licenses

The Manara Project was granted a conditional license by the Israeli Electricity Authority for the construction of a pumped storage power plant with a capacity of 200 MW, which has expired. In August 2016, Ellomay PS received a conditional license for a pumped storage plant with a capacity of 340 MW, after the initial development stage, including receiving a feasibility survey from IEC, was finalized. In addition, the Editors Committee of the National Outline Plan #10 approved the increase of capacity to 340 MW. Recently, the regional planning committee gave its approval for deposit of the plan for public review. The financial closing of the Manara Project is subject to the availability of a quota for pumped storage plants and the general quota set forth by the Israeli Electricity Authority for pumped-storage projects in Israel is currently set at 800 MW, of which a portion of 500 MW is currently still available.

The licenses issued by the Israeli Electricity Authority include several milestones and in the event the owner of the project does not meet any of the milestones the Israeli Electricity Authority has the authority to revoke the license.

In August 2015, The Manara Project received a license of a water plant from the Water Authority, and the water rationing needed for preliminary fill of the reservoirs as well as for continues operation.

Tariffs

In November 2009, the Israeli Electricity Authority published the power purchase agreement for a private electricity manufacturer producing electricity using pumped storage technology (Meeting 279), with the following principles:

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

Waste-to-Energy Projects

Agreement with Ludan in connection with Netherlands Waste-to-Energy Projects

In July 2016, we, through Ellomay Luxemburg, entered into the Ludan Agreement with Ludan in connection with Waste-to-Energy (specifically, Gasification and Bio-Gas (anaerobic digestion)) projects in the Netherlands. Based on information received from Ludan, Ludan, either by itself and/or through its affiliates currently own certain option rights in a few biogas plants, and were involved in the design and/or construction of fourteen biogas projects in the Netherlands and Spain.

Pursuant to the Ludan Agreement, subject to the fulfillment of certain conditions (including the financial closing of each project, with the exception of the Goor Project, and receipt of a valid Sustainable Energy Production Incentive subsidy from the Dutch authorities and applicable licenses), we, through Ellomay Luxembourg, will acquire at least 51% of each project company and Ludan will own the remaining 49% (each project that meets the conditions under the Ludan Agreement is referred to as an “Approved Project”). In the event additional entities will invest in an Approved Project, their holdings will not dilute Ellomay Luxembourg’s 51% share without our prior approval, and in any case, Ellomay Luxembourg will maintain the majority stake in any project company. The amount invested by us in each Approved Project will be comprised of: (i) our share of the equity based on its holdings in the Approved Project and (ii) an additional amount up to an aggregate investment that will reflect a pre-determined minimal internal rate of return to us, up to a certain maximum percentage of the aggregate investment by Ludan and us. Ludan will provide the remaining required equity. The expected overall capital expenditure of the projects is approximately EUR 200 million (including project financing).

The operation period for each of the projects is expected to be approximately twelve years. Ludan, by itself or through its affiliates, will act as the engineering, procurement and construction, or EPC, contractor and as the operation and maintenance, or O&M, contractor for the Approved Projects, based on specific agreements. However, it was agreed that the first Gasification project will be constructed by an experienced third party EPC. In addition, Ludan will be entitled to receive a development fee for each project following financial closing in different amounts depending on the projects’ type and size.

The Ludan Agreement includes customary limitations on transfer of holdings in the project companies, termination provisions and minority rights. The Ludan Agreement may be terminated, inter alia, in the event the parties will not reach an understanding as to the contents of the EPC and O&M agreements within sixty days following the financial closing of each of the projects, with the exception of the Goor Project, with respect to which we already entered into an MOU covering its O&M agreement and into an EPC agreement.

As noted below, we acquired 51% of the Goor Project in December 2016 pursuant to the Ludan Agreement. We are currently in the process of due diligence of an additional project company developing an anaerobic digestion plant, with a green gas production capacity of approximately 475 Nm3/h, in the Netherlands.

There can be no assurance as to the number of other projects that will meet the contractual requirements and become Approved Projects, if any, or as to the timing of our participation in any Approved Project.

The Groen Goor Project

General

Pursuant to the Ludan Agreement, during July 2016 – November 2016, we, through Ellomay Luxemburg, entered into loan agreements with Ludan whereby we provided approximately Euro 2.1 million (approximately $2.3 million) to Ludan, or the Groen Goor Loans, for purposes of the acquisition of the Goor Project's land and the rights in Groen Goor, a project company developing an anaerobic digestion plant, with a green gas production capacity of 375 Nm3/h, in Goor, the Netherlands. Ellomay Luxemburg was issued shares representing a 51% interest in Groen Goor. The Groen Goor Loans converted into Ellomay Luxemburg shareholder’s loans to Groen Goor upon the financial closing of the Goor Project, which occurred on December 20, 2016.

Groen Goor EPC and O&M Agreements

During September 2016, Ellomay Luxembourg entered into a MOU with Ludan, setting forth Ludan's and our agreed material principles and understandings with respect to the Goor Project’s EPC agreement, or the EPC MOU. During November 2016, Groen Goor entered into an EPC agreement in connection with the Goor Project, or the EPC Agreement, of an anaerobic digestion plant in Goor, the Netherlands, with Ludan. The “EPC Agreement” means the provisions of the General Conditions for EPC/Turnkey Projects, published by FIDIC (first edition 1999, ISBN 2-884-32-021-0), or the FIDIC GC, as amended by the EPC MOU, and as amended by the “Particular Conditions” and its annexes and schedules. In each case of contradiction between the provisions of the FIDIC GC and the provisions of the EPC MOU and/or of the Particular Conditions, the provisions of the Particular Conditions and of the EPC MOU shall prevail, and in each case of contradiction between the provisions of the Particular Conditions and the provisions of the EPC MOU, the provisions of the EPC MOU shall prevail and the parties shall promptly amend the provisions of the Particular Conditions to the extent required to resolve any such contradiction. The scope of the work includes a turn-key anaerobic wet digestion plant producing Biogas in completely stirred digesters as more fully described in the EPC Agreement.

It is estimated that the duration of the construction of the Goor Project shall be approximately one year and the expected overall capital expenditure in connection with the Goor Project is approximately Euro 10 million (approximately $10.6 million), including bank financing.

Groen Goor is entitled to terminate the EPC Agreement without cause, or if Ludan breaches any of its obligations under the EPC Agreement, or in any other case where the EPC Agreement grants Groen Goor any termination rights. Ludan is entitled to terminate the EPC Agreement if Groen Goor fails to comply with its obligations in accordance with the EPC Agreement, including its payment obligations, or any other case where the EPC Agreement grants Ludan any termination rights. In November 2016 Groen Goor entered into an EPC agreement with Ludan.

During September 2016, Ellomay Luxembourg entered into a MOU with Ludan, setting forth Ludan's and our agreed material principles and understandings with respect to the Goor Project’s O&M agreement, or the O&M Agreement, which include customary O&M terms. According to the O&M MOU, the O&M Agreement will set forth the details of a transition period, as well as details of a transition training program pursuant to which the EPC contractor shall train the O&M contractor and its personnel prior to taking over of the plant, in a manner meeting industry standards. The term of the O&M Agreement shall be twelve (12) years as of take-over (in accordance with the EPC Agreement), plus SDE extensions (if any) and so long as Groen Goor is entitled to subsidies. The O&M Agreement will include a performance criteria based on the provisions of the O&M MOU.

Groen Goor shall be entitled to terminate the O&M Agreement in the event where the guaranteed performance criteria is not achieved for two (2) consecutive months, or in any three (3) months during any six (6) months period, or in each case where the annual production does not meet the annual guaranteed performance criteria; provided, however that a failure to meet the guaranteed performance criteria that does not exceed certain tolerance levels to be set forth in the O&M Agreement, will not constitute a breach by Ludan. In addition, each party shall be entitled to terminate the O&M Agreement upon any material breach by the other party subject to cure periods to be set forth in the O&M Agreement or upon the insolvency of the other party. Groen Goor shall also be entitled to terminate the O&M Agreement upon: (i) loss of permits or licenses required to Ludan for the fulfillment of Ludan’s undertaking under the O&M Agreement; (ii) willful misconduct or gross negligence on the part of Ludan or anyone acting on its behalf; and (iii) the damages incurred by Groen Goor exceeding Ludan's liability cap.

The control in Ludan, shall not be changed vis a vis the control therein as of the date of the EPC and O&M MOUs, without the prior written approval of Groen Goor ("Control" means as defined in the Israeli Securities Law, 1968).

Groen Goor Project Finance

Groen Goor, Independent Power Plant B.V. (the entity that holds the permits and subsidies in connection with the Goor Project and is wholly-owned by Groen Goor), or IPP, Ludan, and Ellomay Luxembourg entered into a senior project finance agreement documents, or the Goor Loan Agreement, with Coöperatieve Rabobank U.A., or Rabobank, that includes the following tranches: (i) two loans with principal amounts of Euro 3.51 million (with a fixed interest rate of 3% for the first five years) and Euro 2.09 million (with a fixed interest rate of 2.5% for the first five years), for a period of 12.25 years, repayable in equal monthly installments commencing three months following the connection of the Goor Project’s facility to the grid and (ii) an on-call credit facility of Euro 370,000 with variable interest.

In connection with the Goor Loan Agreement, it is currently expected that Groen Goor and IPP will provide the following securities to Rabobank: (i) pledge on the present and future rights arising from the feedstock purchase agreement, the EPC agreement, the O&M agreement, the SDE subsidy, the various power and green gas purchase agreements, and the green gas certification supply agreement, (ii) pledge on all present and future (a) receivables arising from business and trade, and (b) stock and inventory including machinery and transport vehicles of Groen Goor and IPP; (iii) all rights/claims of Groen Goor and IPP against third parties existing at the time of the execution of the Loan Agreement, including rights from insurance agreements. It is also currently expected that Groen Goor will grant Rabobank a negative pledge and a mortgage up to an amount of Euro 6.5 million (to be increased with 35% (thirty five percent) of the said amount for interest and costs) on real estate or other assets subject to public registration.

In connection with the Loan Agreement, Ludan and Ellomay Luxemburg, our wholly-owned subsidiary: (i) provided the following undertakings to Rabobank: (a) that Groen Goor will not make distributions to its shareholders for a period of two years following the execution of the Loan Agreement, (b) that Groen Goor will not make distributions or repurchase its shares so long as the equity to debt ratio of Groen Goor is less than 40%, (c) that in the event the equity to debt ratio of Groen Goor will be below 40%, its shareholders will invest the equity required in order to increase this ratio to 40%, pro rata to their holdings in Groen Goor and up to a maximum of Euro 1.2 million, and (d) that they will provide the equity required for the completion of the Goor Project and (ii) provided pledges on their respective rights in connection with the shareholders loans which each provided to Groen Goor, which loans shall also be subordinated by Ellomay Luxembourg and Ludan in the favor of Rabobank. Shortages in liquidity as a result of exceeding the construction budget and/or extension of start-up costs of the Goor Project shall be provided by Ludan and Ellomay Luxembourg and not financed by Rabobank. In addition, we provided a guarantee to Rabobank for the fulfillment of Ellomay Luxemburg’s undertakings set forth above.

As of December 31, 2016 an amount of Euro 3.9 million (approximately $4.1 million) was withdrawn on account of these loans.

Waste-to-Energy Technologies

The process of energy recovery from non-recyclable waste is often referred to as waste-to-energy or energy-from-waste. The waste-to-energy market includes various treatment processes and technologies used to generate a usable form of energy while reducing the volume of waste, including combustion, gasification, pyrolization, anaerobic digestion and landfill gas recovery. The resulting energy can be in the form of electricity, gas, heating and/or cooling, or conversion of the waste into a fuel for future use. The Ludan Agreement applies to project in which gasification and anaerobic digestion technologies are implemented.

Gasification in the waste-to-energy market is the process of converting organic carbonaceous materials into carbon monoxide, hydrogen and carbon dioxide (CO2) by reacting the material at high temperatures (>700 °C), without combustion, with a controlled amount of oxygen and/or steam. This process produces a gas mixture called synthetic gas or syngas or producer gas and is itself a fuel. The organic materials used in the gasification process are a variety of biomass and waste-derived feedstocks, including wood pellets and chips and waste wood.

Anaerobic digestion is a biological process that produces a gas (also known as biogas) principally composed of methane (CH4) and carbon dioxide (CO2). These gases are produced from organic waste such as livestock manure and food processing waste and from agro-residues. Depending on the type of feedstock used and the system design, biogas is typically 55%-75% pure methane. The biogas is emitted during the digestion process of the substrates by specific combinations of bacteria. As there is a relatively wide range of feedstock mix that can be used in the process, the facilities in the Netherlands are designed to allow flexibility and reduces dependency on certain feedstock mix or the feedstock supplier. The biogas is used to produce green gas, or bio-methane, with properties close to natural gas that is injected into the natural gas grid.

Benefits of Waste-to-Energy

 Waste-to-energy generates clean, reliable energy from a renewable fuel source, thus expected to reduce dependency on “traditional” energy production methods, such as fossil fuels, oil and other similar raw materials that are less friendly to the environment. The use of waste assists in the on-going management of waste in a manner that is more environmentally-friendly than other waste management solutions, such as landfilling. We believe that by processing waste in waste-to-energy facilities, greenhouse gas emissions and the risk of contamination of ground water will be reduced.

 The Netherlands Waste-to-Energy Market and Regulation

In 2009, the European Union enacted legislation that sets the climate and energy targets for the year 2020. The main targets are a 20% cut in greenhouse gas emissions compared to 1990 levels, the production of 20% of the energy in the EU from renewable sources and a 20% improvement in energy efficiency. The target for the rate of production of energy from renewable sources set for the Netherlands by the EU to be reached by the year 2020 is 14%. However, in 2014 only 5.5% of the energy in the Netherlands came from renewable sources, putting the Netherlands 8.5 percent away from its target. Based on publications of the Dutch government, it is the Dutch government’s ambition to have 16% renewable energy by 2023.

The Netherlands waste treatment is subject to stringent regulatory requirements, requiring the approximately 10% of the market be processed. As a result, facilities that produce waste (such as farms) are expected to seek more appropriate solutions for waste management.

The current subsidy scheme for renewable energy in the Netherlands is called SDE+ (“Stimulering Duurzame Energieproductie” or stimulating renewable energy production). The SDE+ budget has increased substantially over recent years and has grown from Euro 1.7 billion in 2012 to Euro 3.5 billion in 2014. The budget is included as a premium on the Dutch energy bill. The SDE-contribution is equal to the base amount (cost price of renewable energy) minus the correction amount (earnings for fossil energy (SPOT price)). The SDE+ subsidy is calculated per annum based on the quantity of the produced eligible renewable energy and the set correction amount. The subsidy applies up to a maximum of full load hours and has a maximum duration dependent on the category of renewable energy involved. The SDE payments are made based on 80% of the expected outputs, rather than actual production. During the first months of the following year the actual SDE is calculated based on meter readings and the subsidies are adjusted upwards or downwards based on actual output.

The Dutch tax laws also provide for the Energy Investment Allowance (“EIA”) – a tax advantage for companies in the Netherlands that invest in energy-efficient technology that meet the Energy List requirements (2016 - as published by the RVO), allowing a deduction of 58% of the investment costs from the corporate income, on top of the usual depreciation. The right to the EIA is declared with the tax return, provided the investment is timely reported to the Netherlands Enterprise Agency.

Due Diligence and Negotiations Concerning the Potential Acquisition of an Israeli PV Plant

We are currently in the process of due diligence and negotiations with respect to a proposed acquisition of the shares of an Israeli company that owns through a subsidiary a photovoltaic plant in Israel with a nominal capacity of approximately 9MWp, that was connected to the Israeli grid in November 2013, or the Israeli PV Plant. The fixed long-term tariff approved for the Israeli PV Plant was NIS 0.96 (approximately $0.26) per kWh, which is linked to the Israeli Consumer Price Index. The Israeli project company received financing from an Israeli bank. As described below, to date we have no agreements, commitments or understandings with respect to such acquisition and there can be no assurance that the acquisition will occur or with respect to the terms of such acquisition.

The Israeli project company entered into a long-term (20 years) standard power purchase agreement with the IEC, to which it provides all of the energy produced by the Israeli PV Plant. The electricity tariff paid by the IEC is guaranteed for a period of 20 years and is updated once a year based on changes to the Israeli Consumer Price Index. The IEC may generally terminate the power purchase agreement in the event it cannot by law perform its obligations thereunder, or in the event of breach of the electricity producer, in the event of the occurrence of any of the causes included in the applicable Israeli law or in the event the plant causes disruptions with the grid (after a 14-day prior notice).

As noted under "Material Effects of Government Regulations on Dorad's Operations," the regulatory framework applicable to the production of electricity by the private sector in Israel is provided under the Israeli Electricity Law, and the regulations promulgated thereunder and by standards, guidelines and other instructions published by the Israeli Electricity Authority and\or by the IEC. In addition, the operations of PV plants in Israel are subject to various licensing, permitting and other regulations and requirements, issued and supervised by the relevant municipality, the Israeli Land Authority and various governmental entities including the Ministry of Agriculture and the Ministry of Defense.

Any acquisition, transfer or sale of rights in a photovoltaic plant that received a production license from the Israeli Electricity Authority requires amending the license and the approval of the Israeli Electricity Authority and the Minister. Therefore, in the event we execute an agreement to acquire the Israeli PV Plant, such acquisition, among other things, will be conditioned upon receipt of these approvals and the amendment of the license.

There is no assurance that the due diligence and negotiations will conclude to our satisfaction or as to whether or not a definitive agreement will be executed. If a definitive agreement will be executed, the consummation of the acquisition is expected to be subject to several conditions precedent, including the approval of third parties and there is no assurance that such approvals will be obtained and under what conditions.

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

We do not believe that our current asset structure results in our being deemed to be an “investment company.” Specifically, we do not believe that our holdings in the PV Plants would be considered “investment securities,” as we control the PV Plants via wholly-owned subsidiaries, or that our holdings in the Manara Project would be considered “investment securities,” as we control the project company. In addition, despite veto and other rights granted to Ludan in certain Approved Projects under the Ludan Agreement, including several rights which effectively require the unanimous consent of all shareholders on several issues central to the business’ operation, we believe that our interests in these Approved Projects do not constitute “investment securities” given, among other things, our expected contribution to the operations of the Approved Projects and majority shareholder and board membership status in the Approved Projects. The current fair value of our holdings in Dori Energy and other relevant assets do not in our judgment exceed 40% of our aggregate assets, excluding our assets held in cash and cash equivalents. If we were deemed to be an “investment company,” we would not be permitted to register under the Investment Company Act without an order from the SEC permitting us to register because we are incorporated outside of the United States and, prior to being permitted to register, we would not be permitted to publicly offer or promote our securities in the United States. Even if we were permitted to register, it would subject us to additional commitments and regulatory compliance. Investments in cash and cash equivalents or in other assets that are not deemed to be “investment securities” might not be as favorable to us as other investments we might make if we were not potentially subject to regulation under the Investment Company Act. We seek to conduct our operations, including by way of investing our cash and cash equivalents, to the extent possible, so as not to become subject to regulation under the Investment Company Act. In addition, because we are actively engaged in exploring and considering strategic investments and business opportunities, and in fact have entered the Italian and Spanish photovoltaic power plants markets through controlling investments, we do not believe that we are currently engaged in “investment company” activities or business.

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

C.   Organizational Structure

Our Italian PV Plants are held by the following Italian companies, wholly-owned by Ellomay Luxembourg (a Luxemburg company), which, in turn, is wholly-owned by us: (i) Ellomay PV One S.r.l., (ii) Ellomay PV Two S.r.l., (iii) Ellomay PV Five S.r.l., (iv) Ellomay PV Six S.r.l., (v) Ellomay PV Seven S.r.l (formerly Energy Resources Galatina S.r.l.), (vi) Pedale S.r.l., (vii) Luma Solar S.r.l., (viii) Murgia Solar S.r.l, (ix) Soleco S.r.l. and (x) Technoenergy S.r.l.

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

We hold the rights in connection with the Manara Project through our wholly-owned subsidiary, Ellomay Water Plants Holdings (2014) Ltd., which indirectly owns 75% of the rights in Chashgal Elyon Ltd., Agira Sheuva Electra, L.P. and Ellomay Pumped Storage (2014) Ltd. We hold 51% in the Goor Project through Ellomay Luxemburg.

D.   Property, Plants and Equipment

Our office space of approximately 306 square meters is located in Tel Aviv, Israel. This lease currently expires in September 2017. We sub-lease a small part of our office space to a company controlled by Mr. Shlomo Nehama, at a price per square meter based on the price that we pay under our leases. This sub-lease agreement was approved by our Board of Directors.

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

PV Plant	Size of Property	Location	Owners of the PV Plants/Lands

“Troia 8”	2.42.15 hectares	Province of Foggia, Municipality of Troia, Puglia region	PV Plant owned by Leasint and leased to Ellomay Six S.r.l. / Building right granted to Ellomay PV Six S.r.l. from owners
“Troia 9”	2.39.23 hectares	Province of Foggia, Municipality of Troia, Puglia region	PV Plant owned by Leasint and leased to Ellomay Five S.r.l. / Building right granted to Ellomay PV Five S.r.l. from owners
“Del Bianco”	2.44.96 hectares	Province of Macerata, Municipality of Cingoli, Marche region	PV Plant owned by Ellomay PV One S.r.l./ Building right granted to Ellomay PV One S.r.l. from owners

PV Plant	Size of Property	Location	Owners of the PV Plants/Lands

“Giaché”	3.87.00 hectares	Province of Ancona, Municipality of Filotrano, Marche region	PV Plant owned by Ellomay PV Two S.r.l. / Building right granted to Ellomay PV Two S.r.l. from owners
“Costantini”	2.25.76 hectares	Province of Ancona, Municipality of Senigallia, Marche region	PV Plant owned by Ellomay PV One S.r.l. / Building right granted to Ellomay PV One S.r.l. from owners
“Massaccesi”	3,60,60 hectares	Province of Ancona, Municipality of Arcevia, Marche region	PV Plant owned by Ellomay PV Two S.r.l. / Building right granted to Ellomay PV Two S.r.l. from owners
“Galatina”	4.00.00 hectares	Province of Lecce, Municipality of Galatina, Puglia region	PV Plant and Land owned by Energy Resources Galatina S.r.l.
“Pedale (Corato)”	13.59.52 hectares	Province of Bari, Municipality of Corato, Puglia region	Building Right granted to Pedale S.r.l. that will own the PV Plant once constructed/ Land held by owners and leased to Pedale S.r.l.
“Acquafresca”	3.38.26 hectares	Province of Barletta-Trani, Municipality of Minervino Murge, Puglia region	Building Right granted to Murgia Solar S.r.l. owns the PV Plant. Land held by owners and leased to Murgia Solar S.r.l.

PV Plant	Size of Property	Location	Owners of the PV Plants/Lands

“D’Angella”	3.79.570 hectares	Province of Barletta-Trani, Municipality of Minervino Murge, Puglia region	Building Right granted to Luma Solar S.r.l. that owns the PV Plant. Land held by owners and leased to Luma Solar S.r.l.
“Soleco”	11.56.87 hectares	Province of Rovigo, Municipality of Canaro,Veneto region	Building Right granted to Soleco S.r.l. that owns the PV Plant. Land held by owners and leased to Soleco S.r.l.
“Tecnoenergy”	11.66.78 hectares	Province of Rovigo, Municipality of Canaro, Veneto region	Building Right granted to Tecnoenergy S.r.l. that owns the PV Plant. Land held by owners and leased to Tecnoenergy S.r.l.
“Rinconada II”	81,103 m²	Municipality of Córdoba, Andalusia, Spain	Building Right granted to Ellomay Spain S.L. that owns the PV Plant. Land held by owners and leased to Ellomay Spain S.L.
“Rodríguez I”	65,600 m2	Lorca Municipality, Murcia Region	Lease Agreement executed with owners.
“Rodríguez II”	50,300 m2	Lorca Municipality, Murcia Region	Lease Agreement executed with owners.
“Fuente Librilla”	64,000 m2	Fuente Librilla Municipality, Murcia Region	Lease Agreement executed with owners.

The anaerobic wet digestion plant producing Biogas, with a green gas production capacity of 375 Nm3/h, in Goor, the Netherlands is currently under construction. Groen Goor owns the land on which the plant is constructed.

For more information concerning the use of the properties in connection with the PV Plants and the Goor Project, see “Item 4.A: History and Development of Ellomay” and “Item 4.B: Business Overview” above.

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

A.   Operating Results

General

We are involved in the production of renewable and clean energy. We own sixteen PV Plants that are operating and connected to their respective national grids as follows: (i) twelve photovoltaic plants in Italy with an aggregate installed capacity of approximately 22.6 MWp and (ii) four photovoltaic plants in Spain with an aggregate installed capacity of approximately 7.9 MWp. In addition, we indirectly own 9.375% of Dorad, which owns an approximate 850 MWp bi-fuel operated power plant in the vicinity of Ashkelon, Israel, 75% of Chashgal Elyon Ltd., Agira Sheuva Electra, L.P. and Ellomay Pumped Storage (2014) Ltd., all of which are involved in a project to construct a 340 MW pumped storage hydro power plant in the Manara Cliff, Israel, and 51% of Groen Gas Goor B.V., which is a company constructing an anaerobic digestion facility in Goor, the Netherlands. See “Item 4.A: History and Development of Ellomay” and “Item 4.B: Business Overview” for more information.

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

Recognition of deferred tax asset in respect of tax losses

The probability that in the future there will be taxable profits against which carried forward losses can be utilized.

Assessment of probability of contingent liabilities

Whether it is more likely than not that an outflow of economic resources will be required in respect of legal claims pending against the Company and its investees.

Results of Operations

Year Ended December 31, 2016 Compared with Year Ended December 31, 2015

Revenues were approximately $12.9 million (€11.6 million) for the year ended December 31, 2016, compared to approximately $13.8 million (€12.5 million) for the year ended December 31, 2015. The decrease in revenues is mainly a result of relatively lower electricity spot prices and radiation levels during the year ended December 31, 2016 compared to the year ended December 31, 2015, which was characterized by relatively high levels of radiation.

Operating expenses were approximately $2.3 million (€2.1 million) for the year ended December 31, 2016, compared to approximately $2.9 million (€2.6 million) for the year ended December 31, 2015. The decrease in operating expenses is mainly attributable to the reduction of municipal taxes paid by our Italian subsidiaries as a result of legislation adopted in 2016. Depreciation expenses were approximately $4.9 million (€4.4 million) for both the year ended December 31, 2016 and the year ended December 31, 2015.

General and administrative expenses were approximately $4.7 million for the year ended December 31, 2016, compared to approximately $3.7 million for the year ended December 31, 2015. The increase is mainly due to (i) expenses in connection with consulting services with respect to potential acquisitions and (ii) capital expenditures in the amount of $1.8 million in connection with the Manara Project, recorded in the general and administrative expenses.  These amounts were partially offset by a decrease in salaries and related compensation costs following the termination of employment of one of our senior employees in October 2015.

Share of profits of equity accounted investee, after elimination of intercompany transactions, was approximately $1.5 million in the year ended December 31, 2016, compared to approximately $2.4 million in the year ended December 31, 2015. The decrease was mainly due to an update of the deferred taxes of Dorad resulting from the change in the applicable tax rates, the decrease in the electricity tariffs in February and September 2015, as well as the timing differences between the reduction in the tariffs and the decrease in the price of gas.

Other income, net was approximately $0.1 million in the year ended December 31, 2016, compared to approximately $0.02 million in the year ended December 31, 2015. Other income was primarily attributable to compensation to be received in connection with a pumped storage project in the Gilboa, Israel initially recognized in 2014. The revaluation of such financial asset is recognized as other income for the years ended December 31, 2015 and 2016.

Financing expenses, net was approximately $3.1 million for the year ended December 31, 2016, compared to financing income, net of approximately $0.6 million for the year ended December 31, 2015. The change in financing expenses was mainly due to income derived from the reevaluation of our EUR/USD forward transactions, our currency interest rate swap transactions and our interest rate swap transactions in the aggregate amount of approximately $3.5 million during the year ended December 31, 2015, compared to $0.7 million during the year ended December 31, 2016.

Taxes on income were approximately $0.6 million in the year ended December 31, 2016, compared to tax benefit of approximately $1.9 million in the year ended December 31, 2015. The tax benefit for the year ended December 31, 2015 resulted mainly from deferred tax income included in connection with the application of a tax incentive claimable upon filing the relevant tax return by reducing the amount of taxable profit.

Loss for the year was approximately $1.1 million in the year ended December 31, 2016, compared to net income of approximately $7.3 million for the year ended December 31, 2015.

Total other comprehensive loss was approximately $1.8 million for the year ended December 31, 2016, compared to approximately $7.1 million in the year ended December 31, 2015. The change was mainly due to presentation currency translation adjustments as a result of fluctuations in the Euro/USD exchange rates. Such loss is a result of the devaluation in the Euro against the U.S. Dollar of approximately 10.4% for the year ended December 31, 2015, compared to approximately 3.4% for the year ended December 31, 2016.

Total comprehensive loss was approximately $2.9 million in the year ended December 31, 2016, compared to income of approximately $0.2 million in the year ended December 31, 2015.

Year Ended December 31, 2015 Compared with Year Ended December 31, 2014

Revenues were approximately $13.8 million for the year ended December 31, 2015, compared to approximately $15.8 million for the year ended December 31, 2014. Excluding unfavorable currency effects, revenues were up approximately 5% to €12.5 million from €11.9 million in the corresponding period last year. The change in revenues is mainly a result of an increase in revenues due to the acquisition of three photovoltaic plants in Murcia, Spain, or the Murcia PV Plants, on July 1, 2014. The decrease in the amount of reported revenues is due to the presentation of results in U.S. dollar and the devaluation of the Euro against the U.S. dollar during the period.

Operating expenses were approximately $2.9 million (€2.6 million) for the year ended December 31, 2015, compared to approximately $3.1 million (€2.3 million) for the year ended December 31, 2014. Depreciation expenses were approximately $4.9 million (€4.4 million) for the year ended December 31, 2015, compared to approximately $5.5 million (€4.1 million) for the year ended December 31, 2014. These changes resulted from an increase in expenses due to the addition of the Murcia PV Plants' operations acquired on July 1, 2014, offset by the devaluation of the Euro against the U.S. dollar.

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

Gain on bargain purchase was $0 for the year ended December 31, 2015, compared to approximately $4 million for the year ended December 31, 2014. The gain on bargain purchase recorded for the year ended December 31, 2014 resulted from the acquisition of the Murcia PV Plants on July 1, 2014, The final consideration paid for the Murcia PV Plants and the related licenses was approximately Euro 9.8 million (approximately $13.3 million). The Murcia PV Plants were acquired in a tender process from Gerlicher Solar Espana S.L, the subsidiary of a German company, Gerlicher Solar AG, in insolvency proceedings. The factors we believe contributed to the bargain purchase price were: (a) as noted, the seller was in insolvency proceedings and was therefore under pressure to realize the assets and repay its creditors; (b) the complexity of a cross-border transaction (with due diligence efforts required in both Spain and Germany), (c) one of the critical considerations upon which the liquidator selected the top proposals was the issue of funding, with preference provided to proposals that included full self-financing over proposals that included obtaining financing as a condition on the part of the bidder, and our bid was not conditioned on obtaining additional financial resources in order to fully fund the purchase price; and (d) the liquidator was interested in selling the three plants together, mainly due to the complexity of splitting the existing contracts between the three plants (insurance contracts, security, maintenance, etc.) and for reasons of efficiency and time constraints, and our bid entailed the purchase of the three plants. We believe that these factors, combined with our experience in the Spanish and Italian photovoltaic field, provided the liquidator with the assurance that the transaction, if executed with us, would be consummated swiftly and efficiently. Taking into account the liquidator’s interest in realizing the assets under receivership and advancing the insolvency proceedings, the liquidator was willing to sell the Murcia PV Plants to us at a bargain price.

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

Impact of Inflation and Fluctuation of Currencies

The annual rate of inflation in Israel was 0.2% in the year ended December 31, 2014, it decreased to a deflation of 1% in the year ended December 31, 2015 and a deflation of 0.2% in the year ended December 31, 2016.

We hold cash and cash equivalents, marketable securities and restricted cash in various currencies, including U.S. Dollar, Euro and NIS. Our investments in our Italian and Spanish PV Plants, in the Netherlands WtE project, in Dori Energy and in Manara PSP, are denominated in Euro and NIS, respectively. Our Debentures are denominated in NIS and the interest and principal payments are made in NIS and the financing we have obtained in connection with four of our PV Plants bears interest that is based on EURIBOR rate. In addition, as our functional currency is the Euro, our balance sheet that is presented in U.S. Dollars is exposed to changes due to fluctuations in the exchange rates. We therefore are affected by changes in the prevailing Euro/U.S. dollar and Euro/NIS exchange rates. We entered into various swap transactions in order to minimize our currency risks. We cannot predict the rate of appreciation/depreciation of the NIS or the Euro against the U.S. Dollar in the future, and whether these changes will have a material adverse effect on our finances and operations.

The table below sets forth the annual rates of depreciation of the NIS against the Euro and of the U.S. dollar against the Euro.

	Year ended December 31,
	2016	2015	2014

Depreciation of the NIS against the Euro	(4.8)%	(10.1)%	(1.2)%

Depreciation of the U.S. dollar against the Euro	(3.4)%	(10.4)%	(11.8)%

The representative USD/Euro exchange rate was U.S. dollar 1.215 for one Euro on December 31, 2014, U.S. dollar 1.088 for one Euro on December 31, 2015 and U.S. dollar 1.052 for one Euro on December 31, 2016. The average exchange rates for converting the U.S. dollar to Euro during the years ended December 31, 2014, 2015 and 2016 were U.S. dollar 1.329, 1.11 and 1.107 for one Euro, respectively. The exchange rate as of March 1, 2017 was U.S. dollar 1.053 for one Euro.

The representative NIS/Euro exchange rate was NIS 4.725 for one Euro on December 31, 2014, NIS 4.247 for one Euro on December 31, 2015 and NIS 4.044 for one Euro on December 31, 2016. The average exchange rates for converting the NIS to Euro during the years ended December 31, 2014, 2015 and 2016 were NIS 4.747, 4.311 and 4.250 for one Euro, respectively. The exchange rate as of March 1, 2017 was NIS 3.8246 for one Euro.

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

For information concerning hedging transactions entered, see “Item 11: Quantitative and Qualitative Disclosures About Market Risk.”

Governmental Economic, Fiscal, Monetary or Political Policies or Factors that have or could Materially Affect our Operations or Investments by U.S. Shareholders

Governmental Regulations Affecting the Operations of our PV Plants and other Facilities

Our PV Plants and other energy manufacturing facilities are subject to comprehensive regulation and we sell the electricity and energy produced for rates determined by governmental legislation and to local governmental entities. Any change in the legislation that affects facilities such as our facilities could materially adversely affect our results of operations. A continued economic crisis in Europe and specifically in Italy and Spain could cause the applicable legislator to reduce benefits provided to operators of PV plants or to revise the incentive regimes that currently governs the sale of electricity in Italy and Spain. For more information see “Item 3.D: Risk Factors - Risks Related to our Renewable Energy Operations,” “Item 3.D: Risk Factors - Risks Related to our Investment in Dori Energy,” “Item 3.D: Risk Factors - Risks Related to our Other Operations” and “Item 4.B: Material Effects of Government Regulations on the PV Plants.”

Effective Israeli Corporate Tax Rate

Israeli companies are generally subject to company tax on their taxable income. The Israeli corporate tax rate was 25% in 2013.  The corporate tax rate increased to 26.5% in 2014 and 2015 and was reduced to 25% as of January 1, 2016. On January 4, 2016 the Knesset plenum passed the Law for the Amendment of the Income Tax Ordinance (Amendment 216) - 2016, by which, inter alia, the corporate tax rate would be reduced by 1.5% to a rate of 25% as from January 1, 2016. Furthermore, on December 22, 2016, the Knesset plenum passed the Economic Efficiency Law (Legislative Amendments for Achieving Budget Objectives in the Years 2017 and 2018) – 2016, by which, inter alia, the corporate tax rate would be reduced from 25% to 23% in two steps. The first step will be to a rate of 24% as from January 2017 and the second step will be to a rate of 23% as from January 2018.

As of December 31, 2016, we had tax loss carry-forwards in the amount of approximately NIS 155 million (approximately $40 million). Under current Israeli tax laws, tax loss carry-forwards do not expire and may be offset against future taxable income.

B.   Liquidity and Capital Resources

General

As of March 1, 2017, we held approximately $27.9 million in cash and cash equivalents, approximately $0.2 million in short-term restricted cash, approximately $1 million in marketable securities and approximately $1.9 million in long-term restricted cash.

Although we now hold the aforementioned funds and the funds received in connection with the issuance of our Series B Debentures subsequent to March 1, 2017, we may need additional funds if we seek to acquire certain new businesses and operations. If we are unable to raise funds through public or private financing of debt or equity, we will be unable to fund certain business combinations that could ultimately improve our financial results. We cannot ensure that additional financing will be available on commercially reasonable terms or at all.

We entered into the Leasing Agreements with Leasint, the Finance Agreement with Centrobanca and the Loan Agreement with UBI in connection with the financing of five of our Italian PV Plants (all as defined and more fully described below). In January 2014 and June 2014 we issued the Series A Debentures, as more fully described below. In addition, during 2011 we entered into a loan agreement with Unicredit S.p.A., or Unicredit, in connection with the financing of two of our Italian PV Plants (the underlying loan was repaid during 2014) and during 2013 we entered into a loan agreement with Israel Discount Bank Ltd. or the Discount Loan Agreement (the underlying loan was repaid during 2014). In March 2017 we issued the Series B Debentures, as more fully described below. We currently have no agreements, commitments or understandings for additional financing, however we intend to finance the remainder of our PV Plants by bank loans or other means of financing.

As of December 31, 2016, we had working capital of approximately $23.5 million, compared to working capital of approximately $23.4 million as of December 31, 2015. In our opinion, our working capital is sufficient for our present requirements.

We currently invest our excess cash in cash and cash equivalents that are highly liquid and in short term deposits and marketable securities.

As of December 31, 2016, we had approximately $23.7 million of cash and cash equivalents, compared with approximately $18.7 million of cash and cash equivalents at December 31, 2015 and approximately $15.8 million of cash and cash equivalents at December 31, 2014. The increase in cash during the year ended December 31, 2016 was mainly due to repayment of loan from an equity accounted investee in the amount of approximately $7.8 million, partially offset by a $2.4 million cash dividend paid to our shareholders during 2016. The increase in cash during the year ended December 31, 2015 was mainly due to proceeds in connection with the Loan Agreement with UBI.

Project Finance

We executed several project finance agreements in connection with seven of the PV Plants (of which one loan in connection with two of our PV Plants was repaid during 2014) and may in the future exercise additional project finance agreements with respect to one or more of the remaining PV Plants. The following is a brief description of the project finance agreements that existed during the year ended December 31, 2016.

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

As of December 31, 2016, all available funds under the Leasing Agreements, amounting to approximately Euro 6 million, were utilized.

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

As of December 31, 2016, all available funds under the Finance Agreement, amounting to approximately Euro 4.4 million, were utilized.

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

As of December 31, 2016, all available funds under the Loan Agreement, amounting to approximately Euro 10.7 million, were utilized.

Coöperatieve Rabobank U.A. Loan

Groen Goor, Independent Power Plant B.V. (the entity that holds the permits and subsidies in connection with the Goor Project and is wholly-owned by Groen Goor), or IPP, Ludan, and Ellomay Luxembourg entered into a senior project finance agreement documents, or the Goor Loan Agreement, with Coöperatieve Rabobank U.A., or Rabobank, that includes the following tranches: (i) two loans with principal amounts of Euro 3.51 million (with a fixed interest rate of 3% for the first five years) and Euro 2.09 million (with a fixed interest rate of 2.5% for the first five years), for a period of 12.25 years, repayable in equal monthly installments commencing three months following the connection of the Goor Project's facility to the grid and (ii) an on-call credit facility of Euro 370,000 with variable interest. For more information concerning the Goor Loan Agreement, see "Item 4.B: Business Overview" under "The Groen Goor Project."

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

The Series A Deed of Trust further includes a number of customary causes for immediate repayment, including a default in connection with certain financial covenants for two consecutive financial quarters, which is not cured within the cure period set forth in the Series A Deed of Trust. The financial covenants are as follows:

1.	Our equity, on a consolidated basis, shall not be less than $55 million;

2.
The ratio of (a) the short-term and long-term debt from banks, in addition to the debt to holders of debentures issued by us and any other interest-bearing financial obligations, net of cash and cash equivalents and short-term investments and net of project finance, including hedging transactions in connection with such project finance, of our subsidiaries, or, together, the Net Financial Debt, to (b) our equity, on a consolidated basis, plus the Net Financial Debt, shall not exceed a rate of 65%; and

3.	The ratio of (a) our equity, on a consolidated basis, to (b) our balance sheet, on a consolidated basis, shall not be less than a rate of 20%.

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

For further information concerning the Series A Deed of Trust, see “Item 10.C: Material Contracts” and the Series A Deed of Trust included as exhibit 4.19 under “Item 19. Exhibits.”

Series B Debentures

On March 14, 2017, we issued NIS 123,232,000 (approximately $33.5 million, as of the issuance date) of unsecured non-convertible Series B Debentures due June 30, 2024 through a public offering in Israel. The gross proceeds of the offering were NIS 123,232,000 and the net proceeds of the offering, net of related expenses such as consultancy fee and commissions, were approximately NIS 121.4 million (approximately $33 million). The Series B Debentures are traded on the TASE and have been rated ilA-, on a local scale, by Standard & Poor’s Maalot Ltd. For additional information concerning the Series B Debentures see “Item 10.C: Material Contracts.”

The principal amount of Series A Debentures is repayable in six (6) annual installments as follows: on June 30 of each of the years 2019-2022 (inclusive) 15% of the Principal shall be paid, and on June 30 of each of 2023-2024 (inclusive) 20% of the Principal shall be paid, and is not linked to the CPI or otherwise. The Series B Debentures bear fixed interest at the rate of 3.44% per year (that is not linked to the Israeli CPI or otherwise), payable semi-annually on June 30 and December 31 of each of the years 2017 through June 30, 2024 (inclusive).

The Series B Deed of Trust includes customary provisions and also includes the following: (i) a negative pledge such that we may not place a floating charge on all of our assets, subject to certain exceptions, and (ii) an obligation to pay additional interest for certain security rating downgrades, up to an increase of 1% for a decrease of four rating levels compared to the rating at the time of issuance of the Series B Debentures and (iii) an obligation to pay additional interest for failure to maintain certain financial covenants, up to an increase of 1% (with a cap on the combined increase in interest due to security rating downgrades and failure to meet financial covenants of 1.75%). The Series B Deed of Trust does not restrict our ability to issue any new series of debt instruments, other than in certain specific circumstances, and enables us to expand the Series B Debentures subject to maintaining the rating assigned to the Series B Debentures and to our continued compliance with the financial covenants included in the Series B Deed of Trust and provided that we are not in default of any of the immediate repayment provisions included in the Series B Deed of Trust or in material default of our obligations to the holders of the Series B Debentures pursuant to the terms of the Series B Deed of Trust.

The Series B Deed of Trust further includes a number of customary causes for immediate repayment, including a default in connection with certain financial covenants for two consecutive financial quarters. The financial covenants are as follows:

1.	Our equity, on a consolidated basis, shall not be less than $55 million;

2.
The ratio of (a) the short-term and long-term debt from banks, in addition to the debt to holders of debentures issued by us and any other interest-bearing financial obligations, net of cash and cash equivalents and short-term investments and net of financing of projects, including hedging transactions in connection with such financing, of our subsidiaries, or, together, the Net Financial Debt, to (b) our equity, on a consolidated basis, plus the Net Financial Debt:

a.
Until and including the financial results for June 30, 2018 – shall not exceed the rate of 65% for purposes of the immediate repayment provision and shall not exceed the rate of 60% for purposes of the interest increase provision (due to failure to meet financial covenants as noted above); and

b.
Commencing from the financial results for September 30, 2018 – shall not exceed the rate of 60% for purposes of the immediate repayment provision and shall not exceed the rate of 55% for purposes of the interest increase provision; and

3.	The ratio of (a) our equity, on a consolidated basis, to (b) our balance sheet, on a consolidated basis:

a.
Until and including the financial results for June 30, 2018 – shall not be less than a rate of 20% for purposes of the immediate repayment provision and shall not be less than a rate of 25% for purposes of the interest increase provision; and

b.
Commencing from the financial results for September 30, 2018 – shall not be less than a rate of 25% for purposes of the immediate repayment provision and shall not be less than a rate of 30% for purposes of the interest increase provision.

The Series B Deed of Trust includes similar conditions to our ability to make distributions (as such term is defined in the Companies Law, e.g. dividends), to our shareholders as are included in the Series A Deed of Trust and set forth above.

For further information concerning the Series B Deed of Trust, see “Item 10.C: Material Contracts” and the Series B Deed of Trust included as exhibit 4.24 under “Item 19. Exhibits.”

Cash flows

The following table summarizes our cash flows for the periods presented:

	Year ended December 31,
	2016	2015	2014
	(U.S. dollars in thousands)
Net cash from operating activities	$8,206	$4,911	$3,336
Net cash from (used in) investing activities	1,000	(4,485)	(16,065)
Net cash from (used in) financing activities	(2,795)	4,444	24,938
Effect of exchange rate fluctuations on cash and cash equivalents	(1,478)	(1,911)	(3,689)
Increase in cash and cash equivalents	4,933	2,959	8,520
Cash and cash equivalents at beginning of year	18,717	15,758	7,238
Cash and cash equivalents at end of year	23,650	18,717	15,758

Operating activities

In the year ended December 31, 2016, we had net loss of approximately $1.1 million. Net cash from operating activities was approximately $8.2 million, primarily due to interest payment received on a loan to an equity accounted investee amounting to approximately $5 million and collection of revenue from the sale of electricity by our PV Plants.

In the year ended December 31, 2015, we had net income of approximately $7.3 million. Net cash from operating activities was approximately $4.9 million, primarily due to collection of revenue from the sale of electricity by our PV Plants.

In the year ended December 31, 2014, we had net income of approximately $6.6 million. Net cash from operating activities was approximately $3.3 million, primarily due to collection of revenue from the sale of electricity by our PV Plants.

Investing activities

Net cash from investing activities was approximately $1 million in the year ended December 31, 2016, primarily attributable to the repayment of a loan from an equity accounted investee and proceeds from marketable securities.

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

Financing activities

Net cash used in financing activities in the year ended December 31, 2016 was approximately $2.8 million, primarily attributable to principal and interest repayments to our Series A Debentures holders and a $2.4 million dividend distribution to our shareholders, partially offset by a long term bank loan received in connection with the Goor Project.

Net cash from financing activities in the year ended December 31, 2015 was approximately $4.4 million, derived primarily from proceeds in connection with the Loan Agreement with UBI, partially offset by principal and interest repayments to our Series A Debentures holders and the repurchase of our ordinary shares.

Net cash from financing activities in the year ended December 31, 2014 was approximately $24.9 million, derived primarily from the issuance of our Series A Debentures in January and June 2014, net of repayment of the loans under the Discount Loan Agreement and the agreements with Unicredit and financial lease obligations.

For more information concerning hedging transactions undertaken in connection with financings granted at EURIBOR linked interest, the Series A Debentures, and in connection with our exposure to changes in fair value of our other loans and borrowings, as a result of changes in the interest rates, see “Item 11: Quantitative and Qualitative Disclosures About Market Risk.”

During 2016, we entered into the Rabobank Loan Agreement. For more information concerning the Loan Agreement, see "Coöperatieve Rabobank U.A. Loan"' above and Note 6 to our financial statements included in this Report.

During 2015, we entered into the UBI Loan Agreement. For more information concerning the Loan Agreement, see "UBI' under "Project Finance" above and Note 11 to the financial statements included in this Report.

During 2014, we issued the Series A Debentures. For more information concerning the Series A Debentures, see "Series A Debentures" under "Other Financing Activities" above and Note 12 to the financial statements included in this Report.

As of December 31, 2016 we were not in default under any financial covenants pursuant to the agreements with Centrobanca, UBI and Leasint and under the terms of the Series A Deed of Trust.

As of December 31, 2016, our total current assets amounted to approximately $34.6 million, of which approximately $23.7 million was in cash and cash equivalents and approximately $1 million was in marketable securities, compared with total current liabilities of approximately $11.1 million.

As of December 31, 2015, our total current assets amounted to approximately $33.5 million, of which approximately $18.7 million was in cash and cash equivalents and approximately $6.5 million was in marketable securities, compared with total current liabilities of approximately $10.1 million.

The increase in our cash and marketable securities balance is mainly attributable to the cash collected in connection with the sale of electricity and repayment of loan from an equity accounted investee, net of a cash dividend payment of approximately $2.4 million in early 2016, amounts invested in new operations, repayment of loans and general and administrative expenses.

C.   Research and Development, Patents and Licenses, etc.

We did not conduct any research and development activities in the years ended December 31, 2014, 2015 and 2016.

D.   Trend Information

We operate in the Italian and Spanish photovoltaic markets, in the Netherlands waste-to-energy market and in the Israeli energy market through our ownership of twelve PV Plants in Italy, four PV Plants in Spain, a 51% ownership in the Goor Project, our ownership of 50% of the issued and outstanding shares of Dori Energy and our ownership of 75% of the Manara PSP. Our PV Plants are all operational and connected to the Italian and Spanish national grids, as applicable. However, as we acquired the Murcia PV Plants only during 2014, our results for 2014 do not reflect a full year of operations of such PV Plants and (ii) as we acquired the 15% minority interest in Ellomay Spain only during 2015 our results for 2014 and 2015 do not reflect a full year of operations of such PV Plant under a wholly-owned subsidiary. In addition, the Dorad Power Plant only commenced operations during 2014 and therefore our results for 2014 do not reflect a full year of operations of the Dorad Power Plant. The Goor Project is still in the construction stage and the Manara PSP has not yet commenced the construction stage.

Our business and revenue growth from the markets in which we operate depends, among other factors, on payments received in accordance with applicable regulation and on seasonality. Revenue derived from our PV operations tends to be lower in the winter, primarily because of adverse weather conditions. The growth of our PV business in Italy and Spain and our other operations is affected significantly by government subsidies and economic incentives. In addition, our ability to continue to leverage the investment in these markets, may affect the profitability of past and future transactions. Dorad’s revenues are also dependent to an extent on regulation and on seasonality. For more information see “Item 3.D: Risk Factors - Risks Related to our Renewable Energy Operations,” “Item 3.D: Risk Factors - Risks Related to our Investment in Dori Energy,” and “Item 4.B: Business Overview.”

E.   Off-Balance Sheet Arrangements

We are not a party to any material off-balance sheet arrangements. In addition we have no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations.

F.   Tabular Disclosure of Contractual Obligations

The following table of our material contractual obligations as of December 31, 2016, summarizes the aggregate effect that these obligations are expected to have on our cash flows in the periods indicated:

Payments due by period (in thousands of U.S. dollars)
Contractual Obligations*	Total	Less than 1 year	1 – 3 years	3 – 5 years	more than 5 years
Finance lease obligations (including current maturities) (1)	5, 753	508	1,016	1,016	3,213
Long-term loans (including current maturities)(1)	22,256	1,309	3,421	3,772	13,754
Long-term rent obligations(2)	3,833	288	444	444	2,657
Debentures (including current maturities)(1)	43,184	6,888	13,057	12,099	11,140
SWAP contracts	2,900	503	718	689	990
FW contracts	50	-	-	50	-
Total	77,977	9,496	18,656	18,070	31,755
______________________
*	For contractual obligations related to our investment in the Italian and Spanish photovoltaic market, please refer to “Business.”
(1)	These amounts include future payments of interest.
(2)	Includes land lease agreements of our Italian and Spanish subsidiaries. Rent until September 2017 of our offices in Tel Aviv is also included.

As described herein, subsequent to December 31, 2016, we issued NIS 123,232,000 (approximately $33.5 million) of Series B Debentures.

ITEM 6: Directors, Senior Management and Employees

A.   Directors and Senior Management

Directors and Senior Management

The following table sets forth certain information with respect to our directors and senior management, as of March 15, 2017:

Name	Age	Position with Ellomay

Shlomo Nehama(1)(2)	62	Chairman of the Board of Directors
Ran Fridrich(1)(2)(3)	64	Director and Chief Executive Officer
Hemi Raphael(1)(2)	65	Director
Anita Leviant(1)(3)(4)(5)	62	Director
Barry Ben Zeev(4)(5)(6)	65	Director
Mordechai Bignitz(4)(5)(6)	65	Director
Kalia Weintraub	38	Chief Financial Officer
Ori Rosenzweig	40	Chief Investment Officer
______________________
(1)
Elected pursuant to the Shareholders Agreement, dated as of March 24, 2008, between S. Nechama Investments (2008) Ltd. and Kanir Joint Investments (2005) Limited Partnership (See “Item 7.A: Major Shareholders”).

(2)	Provides management services to the Company pursuant to the Management Services Agreement (See “Item 6.B: Compensation”).
(3)	Member of our Advisory Committee.
(4)	Independent Director pursuant to the NYSE MKT rules.
(5)	Member of our Audit and Compensation Committees.
(6)	External Director pursuant to the Companies Law.

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

Anita Leviant has served as a director of Ellomay since March 2008. Ms. Leviant heads LA Global Consulting, a practice specializing in representing and consulting global oriented companies in IPO process. LAGC represents and consults investors and corporations on business and regulatory issues, in Fintech and Cyber investments, in cross border and financial transactions, banking and capital markets. LAGC provides through its Tel Aviv head office and its London based subsidiary soft lending for overseas l business in Israel and in the UK. For a period of twenty years, until 2006, Ms. Leviant held several senior positions with Hapoalim Banking group including EVP Deputy Head of Hapoalim Europe and Global Private Banking and EVP General Global Counsel of the group, and served as a director in the overseas subsidiaries of Bank Hapoalim. Prior to that, Ms. Leviant was an associate in GAFNI & CO. Law Offices in Tel Aviv where she specialized in Liquidation, Receivership and Commercial Law and was also a Research Assistant to the Law School Dean in the Tel Aviv University specialized in Private International Law. Ms. Leviant holds a LL.B degree from Tel Aviv University Law School and is a member of both the Israeli and the New York State Bars. Ms. Leviant currently also serves as President of the Israel-British Chamber of Commerce, Council Member of the UK- Israel Tech Council, Board Member of the Federation of Bi-Lateral Chambers of Commerce and a Co-Founder of the Center for Arbitration and Dispute Resolutions Ltd. Ms. Leviant is a certified mediator.

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

Mordechai Bignitz has served as an external director of Ellomay since December 20, 2011. Mr. Bignitz is involved in economic and financial consulting and investment management and currently serves as Chairman and CEO of OWC Pharmaceutical Corporation (OTC: OWCP). From 2006 to 2015, Mr. Bignitz served as the chairman of the investment committee of Migdal Capital Trust Ltd. From 2009 to 2011, Mr. Bignitz served as CEO of Geffen Green Energy Ltd., an Israeli private company. From 2006 to 2010, Mr. Bignitz served as a director of Leader Capital Markets Ltd. (TASE: LDRC), from 2007 to 2010 he served as a director of Leader Holdings & Investments Ltd. (TASE: LDER) and from 2010 to 2013 he served as a director of Ablon Ltd. From 2004 to 2007, Mr. Bignitz served as CEO of Advanced Paradigm Technology. From 1992 to 2004, Mr. Bignitz served as director and CFO of DS Capital Markets. From 1994 to 1996, Mr. Bignitz served as Managing Director of Dovrat, Shrem & Co. Trading Ltd. From 1991 to 1994 Mr. Bignitz served as Vice President and CFO of Dovrat Shrem & Co. and prior to that he served as Vice President of Clal Retail Chains (a subsidiary of the Clal Group) and Vice President & CFO of Clal Real Estate Ltd. Mr. Bignitz serves as a director of ARAD Investment and Industrial Development Ltd. (TASE: ARD), TechCare Corp. (OTC: TECR) and Globe Oil Explorations Ltd. Mr. Bignitz is a CPA, holds a BA in Accounting and Economics from Tel-Aviv University and completed the Executive Program in Management and Strategy in Retail at Babson College in Boston. Mr. Bignitz qualifies as an external director according to the Companies Law.

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

B.   Compensation

General

Salaries, fees, commissions and bonuses paid or accrued with respect to all of our directors and senior management as a group in the fiscal year ended December 31, 2016 was approximately $0.7 million, including an amount of approximately $0.1 million related to pension, retirement and other similar benefits. These figures do not include the compensation of Messrs. Shlomo Nehama, Ran Fridrich and Hemi Raphael, all of whom are members of our Board that are currently compensated pursuant to the Management Services Agreement (see “Item 7.B: Related Party Transactions” below) and have, in connection with such agreement, waived their right to receive the compensation, including options, paid to our directors.

The table below reflects the terms of service and employment of our five most highly compensated “office holders” (as such term is defined in the Companies Law) during or with respect to the year ended December 31, 2016. All amounts reported in the table below are as recognized in our financial statements for the year ended December 31, 2016.

	Salary(1)		Management Fees		Bonus	Share-Based Payment	Total
Name and Position	(US$ in thousands)
Shlomo Nehama, Chairman of the Board	-		200	(2)	-	-	200	(2)
Ran Fridrich, CEO and Director	-		100	(2)(3)	-	-	100	(2)(3)
Hemi Raphael, Director	-		100	(2)(3)	-	-	100	(2)(3)
Kalia Weintraub, Chief Financial Officer	273	(4)	-		-	-	273	(4)
Ori Rosenzweig, Chief Investment Officer	234		-		-	-	234
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

(3)
The Management Services Agreement provides for an aggregate payment to Kanir in connection with services provided by Messrs. Fridrich and Raphael. For purposes of this tabular presentation, we divided the aggregate annual payment of $200,000 to Kanir equally between Mr. Fridrich and Mr. Raphael, however, this division does not necessarily represent the actual amounts received by them.

(4)
Includes an amount of approximately $48,000 deposited in severance pay funds in order to fully fund the contingent severance pay obligation to the employee accumulated since the commencement of the employee’s employment.

Other than options granted to members of our Board of Directors, there are no outstanding options to purchase ordinary shares that were granted during 2016. For more information see “Item 6.E: Share Ownership.”

Management Services Agreement

In December 2008, following the approval of our Audit Committee, Board of Directors and shareholders, we entered into the Management Services Agreement with Kanir and with Meisaf Blue & White Holdings Ltd., or Meisaf, a private company controlled by Shlomo Nehama, effective as of March 31, 2008, the date of appointment of Messrs. Fridrich and Nehama as members of our Board. In consideration for the performance of the management services and the board services under the terms of the Management Services Agreement, we agreed to pay Kanir and Meisaf, in equal parts and quarterly, an aggregate annual services fee in the amount of $250,000 plus value added tax pursuant to applicable law. This annual amount was increased to $400,000 following approval by our Audit Committee, Compensation Committee, Board of Directors and by our shareholders at our annual shareholders meeting for 2013, or the 2013 Shareholders Meeting. Messrs. Nehama, Fridrich and Raphael waived any right to additional remuneration for their service as members of our board of directors. In addition, Mr. Fridrich, who first served as our Interim Chief Executive Officer and is now our Chief Executive Officer, serves as our Chief Executive Officer as part of the management services provided pursuant to the Management Services Agreement, and agreed not to receive any additional compensation or other benefits beyond the fees paid in connection with the Management Services Agreement. For more information see “Item 7.B: Related Party Transactions.”

Compensation of Non-Executive Directors

As approved by our shareholders, we pay our non-executive directors (Anita Leviant, Barry Ben Zeev and Mordechai Bignitz) remuneration for their services as directors. During 2010 and thereafter, based on the approval by our shareholders at our annual general meeting of shareholders held on December 30, 2009 and on June 20, 2012, our current and future directors have been and would in the following years be paid the minimum fees permitted by the Companies Regulations (Rules for Compensation and Expenses of External Directors), 5760-2000, or the Compensation Regulations. The Compensation Regulations set forth a range of fees that may be paid by Israeli public companies to their external directors, depending upon each company’s equity based on the most recent financial statements. The current minimum cash amounts permitted to be paid to our external directors pursuant to the Compensation Regulations, are an annual fee of NIS 51,955 (equivalent to approximately $14,203 as of March 15, 2017) and an attendance fee of NIS 1,835 (equivalent to approximately $502 as of March 15, 2017) per meeting (board or committee). These amounts are updated once a year based on increases in the Israeli Consumer Price Index. According to the Compensation Regulations, which we apply to all our non-executive directors, the directors are entitled to 60% of the meeting fee if they participated at the meeting by teleconference and not in person, and to 50% of the meeting fee if resolutions were approved in writing, without convening a meeting.

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

For more information concerning our share option plans and options granted to directors and an executive officer see “Item 6.E: Share Ownership.”.

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

At the 2013 Shareholders Meeting, our shareholders approved our compensation policy. At the 2016 Shareholders Meeting, our shareholders approved our updated compensation policy, or the Compensation Policy.

Our Compensation Policy is designed to support the achievement of our long term work plan goals and ensure that: (i) officer’s interests are as closely as possible aligned with the interests of our shareholders; (ii) the correlation between pay and performance will be enhanced; (iii) we will be able to recruit and retain top level senior managers capable of leading us to further business success and facing the challenges ahead; (iv) officers will be motivated to achieve a high level of business performance without taking unreasonable risks; and (v) an appropriate balance will be established between different compensation elements – fixed vs. variable, short term vs. long term and cash payments vs. equity based compensation. Our Compensation Policy is filed by us as Exhibit 4.23 under Item 19.

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

According to the provisions of our Second Amended and Restated Articles, or the Articles, and the Companies Law, our Board convenes in accordance with our requirements, and is required to convene at least once every three months. Furthermore, the Companies Law provides that the board of directors may also adopt resolutions without actually convening, provided that all the directors entitled to participate in the discussion and vote on a matter that is brought for resolution agree not to convene for discussion of the matter.

The chief executive officer serves at the discretion of the board of directors.

Terms of Directors

Our Board currently consists of six members, including two external directors. Pursuant to our Articles, unless otherwise prescribed by resolution adopted at a general meeting of our shareholders, our Board shall consist of not less than four (4) nor more than eight (8) directors (including the external directors). Except for our two external directors, the members of our Board are elected annually at our annual shareholders’ meeting and remain in office until the next annual shareholders’ meeting, unless the director has previously resigned, vacated his office, or was removed in accordance with the Articles. The most recent annual meeting, or the 2016 Shareholders Meeting, was held on June 22, 2016 with an adjourned meeting held on July 5, 2016. In addition, our Board may elect additional members to the Board, to serve until the next shareholders’ meeting, so long as the number of directors on the Board does not exceed the maximum number established according to our Articles.

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

Independent Directors pursuant to the NYSE MKT Requirements

In general, the NYSE MKT Company Guide requires that a NYSE MKT listed company have a majority of independent directors, as defined under the NYSE MKT Company Guide, on its board of directors. Because we are a “controlled company” as defined in Section 801 of the NYSE MKT Company Guide, we are exempt from this requirement. If the “controlled company” exemption would cease to be available to us under the NYSE MKT Company Guide, we may instead elect to follow Israeli law.

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

Our Audit Committee, acting pursuant to a written charter adopted based on the requirements of the Companies Law, the rules promulgated under the Exchange Act and the NYSE MKT Company Guide, currently consists of Barry Ben Zeev, who is also the chairman of the Audit Committee, Mordechai Bignitz and Anita Leviant. The members of our Audit Committee satisfy the respective “independence” requirements of the Securities and Exchange Commission, NYSE MKT and Israeli law for audit committee members. During 2016, our Audit Committee met at least once each quarter.

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

Our Audit Committee provides assistance to our Board in fulfilling its legal and fiduciary obligations in matters involving our accounting, auditing, financial reporting, internal control and legal compliance functions by approving the services performed by our independent accountants and reviewing their reports regarding our accounting practices and systems of internal accounting controls. Under the Sarbanes-Oxley Act of 2002, the Audit Committee is also responsible for the appointment, compensation, retention and oversight of our independent accountants and takes those actions as it deems necessary to satisfy itself that the accountants are independent of management. However, under the Companies Law the appointment of independent auditors requires the approval of our shareholders, accordingly, the appointment of the independent auditors is approved and recommended to the shareholders by our Audit Committee and Board and ratified by the shareholders. Furthermore, pursuant to our Articles, our shareholders have the authority to determine the compensation of the independent auditors (or empower the Board to establish their remuneration, as they have in the annual shareholders meeting held during 2016) and such compensation is approved by our Board following a recommendation of the Audit Committee.

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

The indemnification undertaking is limited to certain categories of events and the aggregate indemnification amount that we shall pay (in addition to sums payable by insurance companies) for monetary liabilities imposed on, or incurred by, the director or officer pursuant to all the indemnification undertakings issued by us to our directors and officers, may not exceed an amount equal to the higher of: (i) fifty percent (50%) of our net equity at the time of indemnification, as reflected on our most recent financial statements at such time, or (ii) our annual revenue in the year prior to the time of indemnification. At our 2016 Shareholders Meeting, our shareholders approved our Compensation Policy that provides that the aggregate indemnification amount payable by us to all indemnified persons, pursuant to indemnification undertakings to be granted to office holders from the adoption date of this limitation, in respect of any occurrence of the events specified in the exhibit to the indemnification undertaking, shall not exceed 25% of our shareholders’ equity according to the latest reviewed or audited consolidated financial statements approved by our Board of Directors prior to the date on which the indemnification amount is paid.

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

Our shareholders authorized us to exempt our directors and officers in advance from liability to us, in whole or in part, for a breach of the duty of care and approved the form of exemption attached hereto as Exhibit 4.4. We have extended such exemption letters to all our directors and some officers. With respect to our directors who are deemed to be "controlling shareholders", Shlomo Nehama, Ran Fridrich and Hemi Raphael, special shareholder approval was sought and received, most recently at our annual shareholder meeting held on June 18, 2015. Based on the previous approvals of our Audit Committee, Compensation Committee, Board and shareholders, any of our future directors shall also receive such exemption letter.

At our 2016 Shareholders Meeting, our shareholders approved our Compensation Policy that provides that we may not in the future provide exemption letters to an office holder for an action or transaction in which a controlling shareholder (as such term is defined in the Companies Law) or any other office holder (including an office holder who is not the office holder we have undertaken to exempt) has a personal interest (as such term is defined in the Companies Law).

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

Limitations on Indemnification, Exemption and Insurance

The Companies Law provides that a company may not exempt or indemnify an office holder nor enter into an insurance contract which would provide coverage for liability incurred as a result of any of the following: (a) a breach by the office holder of his or her duty of loyalty (however, a company may insure and indemnify against such breach if the office acted in good faith and had reasonable cause to assume that his act would not prejudice the company’s interests); (b) a breach by the office holder of his or her duty of care if the breach was done intentionally or recklessly, unless made in negligence only; (c) any act or omission done with the intent to derive an illegal personal benefit; or (d) any fine, civil fine, monetary sanction or penalty levied against the office holder. According to the Securities Law, a company cannot insure or indemnify an office holder for an Administrative Enforcement procedure, regarding payments to victims of the infringement or for expenses expended by the officer with respect to certain proceedings held concerning him or her, including reasonable litigation expenses and legal fees.

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

D.   Employees

As of December 31, 2016, we had ten (10) employees compared to ten (10) employees and independent contractors as of December 31, 2015 and nine (9) employees and independent contractors as of December 31, 2014. As of December 31, 2016, all of our employees were in management, finance and administration and all were located in Israel.

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

 In the event the employment agreement with an employee provides that the provisions of Section 14 of the Severance Pay Law will apply, our contributions for severance pay are in lieu of our severance liability and the employee is entitled to receive such contributions whether her or his employment is terminated by us or she or he resigns. Therefore, upon fulfillment of our obligation to make a monthly contribution to the managers’ insurance policies or similar financial instruments in the amount of 8.33% of the employee’s monthly salary and of the other terms of the relevant permit with respect to this arrangement, no additional payments must later be made to the employee on account of severance pay upon termination of the employment relationship. As required by Israeli law, our employees are also provided with a contribution toward their retirement that amounts to 12.5% of wages, of which the employee contributes 6%. Furthermore, Israeli employees and employers are required to pay predetermined sums to the National Insurance Institute, which is similar to the United States Social Security Administration, and additional sums towards compulsory health insurance.

E.   Share Ownership

Beneficial Ownership of Executive Officers and Directors

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as of March 15, 2017, of (i) each of our directors and (ii) each member of our senior management. All of the information with respect to beneficial ownership of the ordinary shares is given to the best of our knowledge and has been furnished in part by the respective directors and members of senior management.

Name of Beneficial Owner	Number of Shares Beneficially Held (1)	Percent of Class
Shlomo Nehama(2)(5)	4,016,842	37.6%
Hemi Raphael(3)(5)	3,240,921	30.4%
Ran Fridrich(4)(5)	2,903,184	27.2%
Anita Leviant(6)	8,333	*
Barry Ben Zeev(6)	6,586	*
Mordechai Bignitz(6)	4,583	*
Kalia Weintraub	-	-
Ori Rosenzweig	-	-
______________________________
* Less than one percent of the outstanding ordinary shares. See additional details below.

(1)
As used in this table, “beneficial ownership” means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security. For purposes of this table, a person is deemed to be the beneficial owner of securities that can be acquired within 60 days from March 15, 2017 through the exercise of any option or warrant. Ordinary shares subject to options or warrants that are currently exercisable or exercisable within 60 days are deemed outstanding for computing the ownership percentage of the person holding such options or warrants, but are not deemed outstanding for computing the ownership percentage of any other person. The amounts and percentages are based upon 10,675,608 ordinary shares outstanding as of March 15, 2017. This number of outstanding ordinary shares does not include a total of 257,946 ordinary shares held at that date as treasury shares under Israeli law, all of which were repurchased by us. For so long as such treasury shares are owned by us they have no rights and, accordingly, are neither eligible to participate in or receive any future dividends which may be paid to our shareholders nor are they entitled to participate in, be voted at or be counted as part of the quorum for, any meetings of our shareholders.

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

(5)
By virtue of the 2008 Shareholders Agreement between Nechama Investments and Kanir (see “Item 7.A: Major Shareholders”), Mr. Nehama, Nechama Investments, Kanir and Messrs. Raphael and Fridrich may be deemed to be members of a group that holds shared voting power with respect to 6,338,266 ordinary shares, which together constitute approximately 59.4% of our outstanding ordinary shares, and holds shared dispositive power with respect to 5,348,480 ordinary shares, which constitute 50.1% of our outstanding ordinary shares. Accordingly, taking into account the shares directly held by Messrs. Nehama, Raphael (taking into account also shares held by the private company wholly-owned by him) and Fridrich, they may be deemed to beneficially own approximately 63.7%, 63.6% and 60.5%, respectively, of the outstanding ordinary shares. Mr. Nehama and Nechama Investments both disclaim beneficial ownership of the ordinary shares beneficially owned by Kanir and Kanir Ltd., Kanir and Messrs. Raphael and Fridrich all disclaim beneficial ownership of the shares held by Nechama Investments.

(6)
(i) Anita Leviant holds currently exercisable options to purchase 8,333 ordinary shares with expiration dates ranging from August 1, 2018 to August 1, 2026 and exercise prices per share ranging between $4.7 - $9.37, (ii) Barry Ben Zeev holds currently exercisable options to purchase 6,586 ordinary shares with expiration dates ranging from December 30, 2019 to August 1, 2026 and exercise prices per share ranging between $5.9 - $9.37 and (iii) Mordechai Bignitz holds currently exercisable options to purchase 4,583 ordinary shares with expiration dates ranging from December 20, 2021 to August 1, 2026 and exercise prices per share ranging between $5.55 - $9.37.

Our directors currently hold, in the aggregate, options to purchase 22,502 ordinary shares. The options have a weighted average exercise price of approximately $7.34 per share and have expiration dates until 2026. During the years ended December 31, 2014, 2015 and 2016 each of Anita Leviant, Barry Ben Zeev and Mordechai Bignitz, all members of our Board, were granted options to purchase 1,000 shares (on August 1 of each of such years) under the 1998 Plan. The exercise price for the underlying shares of such options is the "Fair Market Value" (as defined in the 1998 Plan) of our ordinary shares at the date of grant. The options expire ten years after their grant date. As described above under "Compensation - Compensation of Non-Executive Directors", the options granted to our directors (for Ms. Leviant commencing in 2012 and for our external directors commending in 2016) vest on the first anniversary of the grant date. Of the options held by our directors, options to purchase 19,502 ordinary shares are currently exercisable and the balance will become exercisable on August 1, 2017.

None of our officers currently hold options to purchase our ordinary shares.

On July 14, 2014, we announced the passing away of our former director, Oded Akselrod, and in May 2015, his estate exercised options to acquire 7,998 shares. We received an aggregate amount of approximately $44,500 as consideration in connection with the exercise of those options. In August 2015, Eran Zupnik, who previously served as our EVP of Business Development exercised options to purchase 132,195 shares. We received an aggregate amount of approximately $1.1 million as consideration in connection with the exercise of those options. Mr. Zupnik’s remaining options expired.

Outstanding Options

1998 Share Option Plan for Non-Employee Directors

For more information concerning our 1998 Share Option Plan for Non-Employee Directors see “Item 6.B: Compensation.”

As of January 1, 2016, December 31, 2016 and March 15, 2017, there were 38,081, 35,083 and 35,083 ordinary shares, respectively, available for future grants under the 1998 Plan.

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

As of March 15, 2017, there were no outstanding options under the 2000 Plan. The number of additional ordinary shares available for issuance under the 2000 Plan, as of January 1, 2016, December 31, 2016 and March 15, 2017, was 595,009.

ITEM 7: Major Shareholders and Related Party Transactions

A.   Major Shareholders

The following table sets forth information regarding the beneficial ownership of our ordinary shares as of March 15, 2017, by each person known by us to be the beneficial owner of 5.0% or more of our ordinary shares. Each of our shareholders has identical voting rights with respect to its shares. All of the information with respect to beneficial ownership of the ordinary shares is given to the best of our knowledge based on public filings by the shareholders (the most recent is a Schedule 13D/A filed on September 3, 2013) and on information provided by them.

	Ordinary Shares Beneficially Owned(1)	Percentage of Ordinary Shares Beneficially Owned

Shlomo Nehama (2)(5)	4,016,842	37.6%
Kanir Joint Investments (2005) Limited Partnership (3)(4)(5)(6)	2,786,397	26.1%
___________________________

* Represents beneficial ownership of less than 1% of ordinary shares.

(1)
As used in this table, “beneficial ownership” means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security as determined pursuant to Rule 13d-3 promulgated under the U.S. Securities Exchange Act of 1934, as amended. For purposes of this table, a person is deemed to be the beneficial owner of securities that can be acquired within 60 days from March 15, 2017 through the exercise of any option or warrant. Ordinary shares subject to options or warrants that are currently exercisable or exercisable within 60 days are deemed outstanding for computing the ownership percentage of the person holding such options or warrants, but are not deemed outstanding for computing the ownership percentage of any other person. The amounts and percentages are based on a total of 10,675,608 ordinary shares outstanding as of March 15, 2017. This number of outstanding ordinary shares does not include a total of 257,946 ordinary shares held at that date as treasury shares under Israeli law, all of which were repurchased by us. For so long as such treasury shares are owned by us they have no rights and, accordingly, are neither eligible to participate in or receive any future dividends which may be paid to our shareholders nor are they entitled to participate in, be voted at or be counted as part of the quorum for, any meetings of our shareholders.

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

(5)
By virtue of the 2008 Shareholders Agreement, Mr. Nehama, Nechama Investments, Kanir, Kanir Ltd., and Messrs. Raphael and Fridrich may be deemed to be members of a group that holds shared voting power with respect to 6,338,266 ordinary shares, which constitute approximately 59.4% of our outstanding ordinary shares, and holds shared dispositive power with respect to 5,348,480 ordinary shares, which constitute 50.1% of the outstanding ordinary shares. Accordingly, taking into account the shares directly held by Messrs. Nehama, Raphael (taking into account also shares held by the private company wholly-owned by him) and Fridrich, they may be deemed to beneficially own approximately 63.7%, 63.6% and 60.5%, respectively, of our outstanding ordinary shares. Each of Mr. Nehama and Nechama Investments disclaims beneficial ownership of the ordinary shares beneficially owned by Kanir. Each of Kanir, Kanir Ltd. and Messrs. Raphael and Fridrich disclaims beneficial ownership of the ordinary shares beneficially owned by Nechama Investments. A copy of the 2008 Shareholders Agreement was filed with the Securities and Exchange Commission, or the SEC, on March 31, 2008 as Exhibit 14 to an amendment to a Schedule 13D and is not incorporated by reference herein.

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

Significant Changes in the Ownership of Major Shareholders

There were no significant changes in the percentage ownership held by any major shareholders during the years ended December 31, 2014, 2015 and 2016.

Record Holders

Based on a review of the information provided to us by our transfer agent, as of March 15, 2017, there were 43* record holders of ordinary shares, of which 16 represented United States* record holders holding approximately 31.7% of our outstanding ordinary shares (including approximately 31.3% of our outstanding ordinary shares held by the Depository Trust Company). This does not reflect persons or entities that hold ordinary shares in nominee or “street name” through various brokerage firms.
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

Encumbrances Placed on our Securities

Pursuant to public filings made and information provided by Kanir, on March 27, 2008, Kanir entered into a loan agreement with Israel Discount Bank Ltd. in order to finance the purchase of our ordinary shares and warrants to purchase our ordinary shares. As collateral for the loans, Israel Discount Bank Ltd. received a first-priority pledge over 2,692,892 ordinary shares, or 25.2% of our outstanding ordinary shares, held by Kanir. A default of Kanir under its agreement with Israel Discount Bank Ltd. could cause a foreclosure with respect to our ordinary shares subject to the pledge to such bank, which could result in a change of control of Ellomay. It is our understanding that Kanir is currently in compliance with all of its covenants under the loan agreement. A summary of the loan agreement was filed by Kanir with the SEC on March 31, 2008 as Exhibit 17 to an amendment to a Schedule 13D and is not incorporated by reference herein.

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

B.   Related Party Transactions

On December 30, 2008, following the approval of our Audit Committee, Board of Directors and shareholders, we entered into the Management Services Agreement with Kanir and Meisaf, effective as of March 31, 2008, the date of appointment of Messrs. Fridrich and Nehama as members of our Board.

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

In consideration of the performance of the management services and the Board services, we currently pay to Meisaf and Kanir, in equal parts, an aggregate annual fee in the amount of $400,000, on a quarterly basis. Meisaf and Kanir are also entitled to receive reimbursement for reasonable out-of-pocket business expenses borne by them in connection with the provision of the services, as customary in the Company. In connection with the Management Services Agreement, the Board representatives of Kanir and Mr. Nehama waived any director fees and options to purchase our ordinary shares they may be entitled to as a result of their service on our Board. In addition, Mr. Fridrich, who first served as our Interim Chief Executive Officer and is now our Chief Executive Officer, serves as our Chief Executive Officer since January 2009 as part of the management services provided pursuant to the Management Services Agreement, and agreed not to receive any additional compensation or other benefits beyond the fees paid in connection with the Management Services Agreement.

At our 2016 Shareholders Meeting, following the approval of our Audit Committee, Compensation Committee and Board, our shareholders approved a further extension of the term of the Management Services Agreement, so that it shall remain in effect until the earlier of: (i) June 17, 2019, (ii) the termination of service of either of the Kanir and Nechama Investments affiliates on our Board of Directors, or (iii) a date that is six (6) months following the delivery of a written termination notice by Meisaf and Kanir to us or by us to Meisaf and Kanir.

For a further discussion of transactions and balances with related parties see "Item 4.D: Property, Plants and Equipment," "Item 6.B: Compensation," "Item 6.C: Board Practices" under "Indemnification, Exemption and Insurance of Executive Officers and Directors" and Note 15 to our consolidated financial statements, which are included elsewhere in this Report and the disclosure concerning the registration of shares held by our controlling shareholders set forth above.

C.   Interests of Experts and Counsel

Not Applicable.

ITEM 8: Financial Information

A.   Consolidated Statements and Other Financial Information.

Consolidated Statements

Our consolidated financial statements are set forth in Item 18.

Legal Proceedings

We may from time to time become a party to various legal proceedings in the ordinary course of our business. While the outcome of these matters cannot be predicted with certainty, we do not believe they will have a material effect on our consolidated financial position, results of operations, or cash flows. In addition, we are involved in various legal proceedings in connection with our holdings in Dori Energy and indirect holdings in Dorad and with the Manara Project. For more information see "Item 4.B: Business Overview" under "The Dorad Power Plant" and under "Pumped Storage project in the Manara Cliff in Israel."

Dividends

On March 18, 2015, our Board of Directors adopted a dividend distribution policy, or the Policy, pursuant to which we intend to distribute a dividend of up to 33% of our annual distributable profits each year, either by way of a cash dividend, a share buyback program or a combination of both. Distributions or the amount or method of the distribution pursuant to the Policy are not guaranteed and are subject to the specific approval of our Board of Directors, based on various factors they deem appropriate including, among others, our financial position, our outstanding liabilities and contractual obligations, prospective acquisitions, our business plan and the market conditions. In addition, as described herein, distributions are subject to the restrictions in the Series A Deed of Trust and Series B Deed of Trust. Our Board of Directors may, subject to the circumstances and conditions stated above, declare additional dividend distributions, change the rate of a specific distribution or cancel a distribution (either as a revision to the Policy or on a more temporary basis). In addition, our Board of Directors may, in its absolute discretion and at any time, revise, update or terminate the Policy. Prior to the adoption of the Policy, we did not have a dividend distribution policy or distribute cash dividends in the past.

In May 2015, our Board of Directors approved the repurchase of up to $3 million of our ordinary shares. The authorized repurchases will be made from time to time in the open market on the NYSE MKT and Tel Aviv Stock Exchange or in privately negotiated transactions. The timing, volume and nature of share repurchases will be at the sole discretion of management and will be dependent on regulatory restrictions, market conditions, the price and availability of our ordinary shares, applicable securities laws and other factors, including compliance with the terms of our Debentures. No assurance can be given that any particular amount of ordinary shares will be repurchased. The buyback program does not obligate us to acquire a specific number of shares in any period, and it may be modified, suspended, extended or discontinued at any time, without prior notice. As of December 31, 2016, we repurchased 170,529 ordinary shares in the NYSE MKT under this buyback program. On March 23, 2016, we announced the decision to distribute a cash dividend in the amount of $0.225 per share (an aggregate distribution of approximately $2.4 million). We distributed this dividend in April 2016.

The terms of the deed of trust governing our Debentures restrict our ability to distribute dividends (for more information see “Item 5.B: Liquidity and Capital Resources”). In addition, under Israeli law, the payment of dividends is generally made from accumulated retained earnings or retained earnings accrued over a period of the last two years (after deducting prior dividends to the extent not already deducted from retained earnings), and in either case, provided there is no reasonable concern that the dividend will prevent the company from satisfying current or foreseeable obligations as they become due. Notwithstanding the foregoing, dividends may be paid with the approval of a court, provided that there is no reasonable concern that payment of the dividend will prevent us from satisfying our existing and foreseeable obligations as they become due.

B.   Significant Changes

Except as otherwise disclosed in this report, no significant changes have occurred since December 31, 2016.

ITEM 9: The Offer and Listing

A.   Offer and Listing Details

Stock Price History

The prices set forth below are high and low closing market prices for our ordinary shares as reported by the NYSE MKT and the Tel Aviv Stock Exchange, as applicable, for the fiscal year ended December 31 of each year indicated below, for each fiscal quarter indicated below, and for each month for the last six-month period. Such quotations reflect inter-dealer prices, without retail markup, markdown, or commission and may not necessarily represent actual transactions. Our ordinary shares were listed on the NYSE MKT under the symbol “ELLO” on August 22, 2011 and until such date were quoted in the over-the-counter market in the OTCQB market under the symbol “EMYCF.PK.” On October 27, 2013, our ordinary shares were listed for trading on the Tel Aviv Stock Exchange under the symbol “ELLO” and the TASE closing prices set forth below are commencing such date.

	NYSE MKT		Tel Aviv Stock Exchange
Year	High (US$)	Low (US$)	High (NIS)	Low (NIS)
2012	7.7	4.25	--	--
2013	11.37	6.1	40.69	31.39
2014	10.59	8.56	39.91	29.72
2015	10.15	7.73	39.93	29.97
2016	9.59	7.05	36.21	27.09

	NYSE MKT		Tel Aviv Stock Exchange
2015	High (US$)	Low (US$)	High (NIS)	Low (NIS)
First Quarter	9.5	7.73	37.22	33.56
Second Quarter	8.67	7.83	33.81	29.97
Third Quarter	10.15	8.15	39.93	31.12
Fourth Quarter	9.15	8.06	36.79	31.82

	NYSE MKT		Tel Aviv Stock Exchange
2016	High (US$)	Low (US$)	High (NIS)	Low (NIS)
First Quarter	9	7.46	35.66	28.7
Second Quarter	8.85	7.25	34.08	28.06
Third Quarter	9.59	7.11	36.21	29.01
Fourth Quarter	9.09	7.05	34.59	27.09

	NYSE MKT		Tel Aviv Stock Exchange
2016	High (US$)	Low (US$)	High (NIS)	Low (NIS)
First Quarter (through March 15, 2017)	8.83	7.7	33.42	27.9

	NYSE MKT		Tel Aviv Stock Exchange
Most Recent Six Months	High (US$)	Low (US$)	High (NIS)	Low (NIS)
September 2016	9.39	8.97	36.21	33.89
October 2016	9.09	8.15	34.59	31.15
November 2016	8.22	7.05	31.15	27.96
December 2016	8.6	7.07	32.14	27.09
January 2017	8.83	8.11	33.42	31.21
February 2017	8.49	7.7	32.28	27.9
March 2017 (through March 15, 2017)	8.37	8.08	31.79	30.2

Our ordinary shares are not yet regularly covered by securities analysts and the media and the liquidity of our ordinary shares is very limited. Such limited liquidity could result in lower prices for our ordinary shares than might otherwise prevail and in larger spreads between the bid and asked prices for our ordinary shares.

B.   Plan of Distribution

Not Applicable.

C.   Markets

Our ordinary shares have been listed on the NYSE MKT since August 22, 2011. Our trading symbol is "ELLO." On October 27, 2013, our ordinary shares were listed for trading on the Tel Aviv Stock Exchange under the symbol "ELLO."

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

The directors, other than external directors who are elected for three-year terms, are elected annually at a general meeting of shareholders and remain in office until the next annual meeting at which time they retire, unless their office is previously vacated as provided in the Articles. A retiring director may be reelected. If no directors are elected at the annual meeting, all of the retiring directors remain in office pending their replacement at a general meeting. Holders of the ordinary shares do not have cumulative voting rights in the election of directors. Consequently, the holders of ordinary shares in the aggregate conferring more than 50% of the voting power, represented in person or by proxy, will have the power to elect all the directors. On March 24, 2008, in connection with the purchase of a controlling interest of our ordinary shares, Nechama Investments and Kanir entered into the 2008 Shareholders Agreement. Under the 2008 Shareholders Agreement, both parties agreed to vote all of our shares held by them as provided in the agreement and, where the agreement is silent, as the parties shall agree prior to any meeting of our shareholders. In addition, the 2008 Shareholders Agreement provides that in the event the parties do not reach an agreement regarding certain resolution proposed to our shareholders meeting, the parties shall vote all of their shares against such proposed resolution. For further information with respect to the 2008 Shareholders Agreement, see "Item 7.A: Major Shareholders" under the caption "2008 Shareholders Agreement."

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

For more information concerning our dividend distribution policy see Item 8.A: Financial Information – Consolidated Statements and Other Financial information,” under the heading “Dividends.”

Redemption Provisions

We may, subject to any applicable law, issue redeemable securities and then redeem them.

Liability to Capital Calls

The liability of our shareholders for the indebtedness of the Company is limited to payment of the nominal value of the shares held by them.

Certain Transactions with Controlling Persons

No provision in the Articles discriminates against an existing or prospective holder of securities, as a result of such shareholder owning a substantial amount of shares. However, the Companies Law extends the disclosure requirements applicable to office holders as described in “Board Practices” under “Management” above, to a controlling shareholder in a public company. For purposes of the issues described in these paragraphs, the Companies Law defines a controlling shareholder a shareholder who can direct the activities of the company, including a presumption that a person who holds 25% or more of the voting rights at the company’s general meeting, provided there is no other person that holds more than 50% of the voting rights in such company is a controlling shareholder. If two or more shareholders are interested parties in the same transaction, their shareholdings are combined for the purposes of calculating the percentages held by them. If two or more shareholders are parties to a voting agreement, their interests are also generally combined for the purposes of calculating percentages.

“Extraordinary Transactions” (as such term is defined by the Companies Law and as set forth in “Board Practices” under “Management” above) of a public company with its controlling shareholder or with another person if the controlling shareholder has a personal interest in such transaction, including certain private offering of securities in which the controlling shareholder has a personal interest, a transaction between a company and a controlling shareholder or her or his relative, directly or indirectly, including through a company controlled by her or him, relating to the receipt by the company of services from her or him, and, if such controlling shareholder or her or his relative are office holders, a transaction in connection with their Terms of Service and Employment or, if he or she is an employee of the company and not an office holder, a transaction of the company with such person in connection with his or her employment by the company, all are required to be for the benefit of the company and require the approval of the audit committee, the board of directors and the shareholders. The shareholders’ approval of such a transaction requires a simple majority approval and the fulfillment of one of the following conditions: (i) at least a majority of the votes cast by shareholders who have no personal interest in the transaction and who vote on the matter are voted in favor of the transaction, or (ii) the votes cast by shareholders who have no personal interest in the transaction voted against the transaction do not represent more than two percent of the voting rights in the company. In addition, any such transaction with a term that exceeds three years requires approval as described above every three years, unless (with respect only to extraordinary transactions and not to other transactions that require the special approval process) the audit committee approves that a longer term is reasonable under the circumstances. For more information concerning the roles of the audit committee in connection with related party transactions, including a recent amendment to the Companies Law, see “Item 6.C: Board Practices.” For more information concerning the approval process and requirements in connection with the Terms of Service and Employment of controlling shareholders and their relatives see “Item 6.B: Compensation.”

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

C.   Material Contracts

Management Services Agreement with Kanir and Meisaf

For details concerning the Management Agreement, see “Item 7.B: Related Party Transactions.”

The description of the Management Agreement is only a summary and does not purport to be complete and is qualified by reference to the full text of the Management Agreement filed by us as Exhibit 4.6 and the amendment to the Management Agreement filed by us as Exhibit 4.16 under Item 19.

Agreements in connection with the Investment in Dori Energy

Summaries of the material agreements executed in connection with our investment in Dori Energy are included as Exhibits 4.11 and 4.12 under Item 19, a summary of the Dori Addendum is included in "Item 4.B: Business Overview" and updates in connection with the Discount Agreement are included in "Item 5.B: Liquidity and Capital Resources."

Series A Deed of Trust

For a description of our debt agreements, including the Series A Deed of Trust governing our Series A Debentures, see “Item 5.B: Operating and Financial Review and Prospects – Liquidity and Capital Resources.”

The descriptions of the Series A Deed of Trust is only a summary and does not purport to be complete and is qualified by reference to the convenience translation of the Series A Deed of Trust filed by us as Exhibit 4.19 under Item 19.

Series B Deed of Trust

For a description of our debt agreements, including the Series B Deed of Trust governing our Series B Debentures, see “Item 5.B: Operating and Financial Review and Prospects – Liquidity and Capital Resources.”

The descriptions of the Series B Deed of Trust is only a summary and does not purport to be complete and is qualified by reference to the convenience translation of the Series B Deed of Trust filed by us as Exhibit 4.24 under Item 19.

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

General Corporate Tax Structure

Israeli companies are generally subject to company tax on their taxable income. The Israeli corporate tax rate was 25% in 2013.  The corporate tax rate increased to 26.5% in 2014 and 2015 and was reduced to 25% as of January 1, 2016. The Israeli Parliament on December 22, 2016, approved the Israeli Budgetary Law for 2017 and 2018, or the Budget Law. The Budget Law reduces the regular corporate tax rate from 25% to 24% in 2017 and to 23% in 2018.

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

Taxation on Dividends paid to a Shareholder

Taxation of Israeli Residents

Individuals who are Israeli residents are generally subject to Israeli income tax on the receipt of dividends paid on our ordinary shares at the rate of 25%, unless the recipient is a “significant” shareholder (as defined above) at any time during the 12-month period preceding the distribution, in which case the applicable tax rate is 30%. The company distributing the dividend is required to withhold tax at the rate of 25% (a different rate may apply to dividends paid on shares deriving from the exercise of stock options or other equity-based awards granted as compensation to employees or office holders of the company) or 30%, as applicable. Companies which are Israeli residents are generally exempt from income tax on the receipt of dividends from another Israeli company, unless the source of such dividends is located outside of Israel, in which case tax will generally apply at a rate of 25%.

Taxation of Non-Israeli Residents

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

Taxation of Holders of our Debentures

Capital Gains Tax

Taxation of Israeli Residents

A capital gain for an individual derived from the sale of a debenture that is not linked to an index, such as our Debentures, will be taxable at a rate not to exceed 15% in case of a "non-significant" individual debenture holder, or 20% in the case of a "significant" individual debenture holder. Tax payers claiming a deduction of real interest expenses and linkage differences on debentures such as the Debentures will be taxed at a rate of 30% on their real capital gains. Dealers in securities in Israel are taxed at regular tax rates applicable to business income. Companies resident in Israel are taxed at rates applicable to capital gains.

Taxation of Non-Israeli Residents

Gains on the sale of securities traded on the TASE, such as our Debentures, held by non-Israeli resident investors for tax purposes will generally be exempt from Israeli capital gains tax, subject to the provisions of the Israeli tax legislation. However, non-Israeli corporations will not be entitled to such exemption if an Israeli resident: (i) has a controlling interest of 25% or more in such non-Israeli corporation; or (ii) is the beneficiary or is entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

Income Tax on Interest Income

Taxation of Israeli Residents

Israeli resident individuals are exempt from tax on the linkage differences derived from the debenture principal, under certain conditions. An individual is taxable at a rate of 15% on interest or discount fees originating from debentures which are not linked to the index, whether in whole or in part, such as our Debentures. Pursuant to Section 125C(b) of the Israeli Income Tax Ordinance, the tax rate on interest income or discount fees originating from fully index-linked debentures, including debentures linked to a foreign currency, is 25% in case of a "non- significant" debenture holder. Pursuant to Section 125C(d) of the Israeli Income Tax Ordinance, these tax rates will not apply if any of the following conditions are met: (1) the interest represents income from a "business" or is recorded in the individual's books of account or is required to be so recorded; (2) the individual has claimed deduction of linkage differences and interest expenses on the debentures; (3) the individual is a "significant" individual debenture holder; or (4) the individual is employed by a corporation that paid the interest, is a supplier of goods or services to the corporation or has other special relations with the corporation, unless the tax assessing officer is satisfied that the interest rate has been established in good faith and regardless of the existence of any such relations between the individual and the corporation. In these cases, the individual will be taxed at the marginal tax rate. The paying company will deduct tax at a rate of 15% on interest in respect of unlinked debentures, such as our Debentures, and at a rate of 25% in the case of linked debentures. The maximum tax rate pursuant to Section 121 of the Israeli Income Tax Ordinance will apply in the case of an individual who is a "significant" individual debenture holder, an individual employed by the interest-paying-corporation or a supplier of goods or services to the corporation. The tax rate applicable to interest income (including linkage differences) or discount fees of an Israeli resident corporation is the corporate tax rate. The paying company will deduct tax at the corporate tax rate.

Taxation of Non-Israeli Residents

Interest, discount fees or linkage differences paid to a foreign resident on debentures listed on the TASE and issued by an Israeli resident corporation, such as our Debentures, are typically exempt from Israeli tax, provided that the income is not produced by the foreign resident's permanent establishment in Israel. The tax exemption will not apply in the following circumstances: (1) the foreign resident is a "significant" shareholder or debenture holder of the issuing company; (2) the foreign resident is a relative, as defined in the Ordinance, of the issuing company; (3) the foreign resident is an employee, a supplier of goods or services or has special relations with respect to the issuing company (unless it is demonstrated that the interest rate or discount fees have been determined in good faith and regardless of the existence of any special relations); or (4) the foreign resident company is held by Israeli residents. If the tax exemption does not apply as above, the tax rate applicable to interest income received by foreign residents (individuals and corporations) originating from securities will be established in accordance with the provisions of the Ordinance, or in accordance with the provisions of the relevant treaty for the avoidance of double taxation signed between the State of Israel and the foreign resident's country of residence. In such case, the paying company will withhold tax according to the rates prescribed in the Ordinance as above, and this rate may be reduced subject to the relevant treaty for the avoidance of double taxation. As indicated above, our Debentures are not registered under the Securities Act and may not be offered or sold in the United States or to U.S. Persons (as defined in Regulation "S" under the Securities Act) without registration under the Securities Act or an exception from the registration requirements of the Securities Act.

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

For purposes of this discussion, a “U.S. Holder” is any beneficial owner of our ordinary shares that, for U.S. federal income tax purposes, is:

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

Based on our income and/or assets, we believe that we were a PFIC from 2008 through 2012.  Since PFIC shares are subject to the PFIC rules even in future years in which we are no longer a PFIC, our ordinary shares will be PFIC shares with respect to any U.S. shareholder that held our ordinary shares in 2008 through 2012. Based on our income and assets, we do not believe that we were a PFIC for 2013, 2014, 2015 and 2016. However, because the determination of whether we are, or will be, a PFIC for a taxable year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to various interpretations, there is a risk that the Internal Revenue Service may disagree with our determinations regarding our prior or present PFIC status. In addition, depending on future events, we could become a PFIC in future years.

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

Special limitations may apply to the use of foreign tax credits arising in connection with distributions on PFIC shares as to which you should consult your tax advisor.

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

We hold cash and cash equivalents, marketable securities and restricted cash in various currencies, including US$, Euro and NIS. Our investments in the Italian and Spanish PV Plants and in the Netherlands WtE project are denominated in Euro and our investments in Dori Energy are denominated in NIS. The financing we have in connection with four of our PV Plants bears interest that is based on EURIBOR rate and our Debentures are denominated in NIS and are to be repaid (principal and interest) in NIS. In addition, the functional currency of us and a majority of our subsidiaries is the Euro but our presentation currency is the USD, exposing our balance sheet to the effects of presentation currency translation adjustments.

Inflation and Fluctuation of Currencies

As a result of our operations and presentation currency, we are exposed to the impact of exchange rate fluctuations of the EUR/USD and NIS/USD on our balance sheet. In order to manage the foreign exchange exposure we executed several forward transactions. As of December 31, 2016, we entered into forward EUR/USD contracts with an aggregate EUR denominated principal of EUR 22.5 million, with a weighted average rate of approximately 1.29 USD/EUR and expiration dates in October 2017 and January 2019. In November 2016, we closed Euro/USD forward positions with an accumulated profit of approximately $4.5 million. The cash proceeds of these transactions are expected to be received between October 2017 and March 2019 (depending on the relevant dates of the forward positions). During the fourth quarter of 2016, we entered into new Euro/USD forward positions and as of December 31, 2016 we held forward EUR/USD contracts with an aggregate EUR denominated principal of EUR 20 million, with a weighted average rate of approximately 1.18 USD/EUR and expiration dates in November 2021. For more information see “Item 5.A: Impact of Inflation and Fluctuation of Currencies.”

Interest Rate

As noted under “Item 4.B: Business Overview,” we entered into the Leasing Agreements with Leasint on December 30, 2010 , the Finance Agreement with Centrobanca on February 17, 2011 and the Loan Agreement with UBI on June 29, 2015. The amounts received in connection with these Agreements are based on EURIBOR rate and therefore we may be affected by adverse movements in interest rates.

In order to manage and limit the interest-rate risk resulting from financing secured or about to be secured from local financing institutions in Italy for our PV operations, we executed the following swap transactions as of December 31, 2016:

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

Sensitivity Analysis

A change as at December 31 in the exchange rates of the following Euro against the USD, as indicated below would have increased (decreased) equity by the amounts shown below (after tax). This analysis is based on foreign currency exchange rate that the Company considered to be reasonably possible at the end of the reporting period. The analysis assumes that all other variables, in particular interest rates, remain constant.

	December 31, 2016
	Increase	Decrease
	Profit or loss	Profit or loss
	US$ thousands
Change in the exchange rate of:
5% in the Euro	(768)	768
5% in NIS	(4,181)	4,181

	December 31, 2015
	Increase	Decrease
	Profit or loss	Profit or loss
	US$ thousands
Change in the exchange rate of:
5% in the Euro	(465)	465
5% in NIS	(7,625)	7,625

A change in interest rate would have increased (decreased) profit or loss by the amounts shown below:

	December 31,
	2016	2015
	Profit or loss	Profit or loss
	US$ thousands
Increase of 1%	1,005	864
Increase of 3%	3,053	2,587
Decrease of 1%	(1,043)	(857)
Decrease of 3%	(3,091)	(2,581)

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

ITEM 12: Description of Securities Other Than Equity Securities

Not Applicable (for a description of our Debentures see “Item 5.B: Operating and Financial Review and Prospects; Liquidity and Capital Resources”).

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2016. In making this assessment, our management used the criteria in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission 2013.

Based on this assessment, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2016, our internal control over financial reporting is effective based on those criteria.

(c) Attestation Report of the Registered Public Accounting Firm

Not Applicable.

(d) Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2016 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

	2016	2015
	(US$ in thousands)
Audit Fees(1)	$116	$117
Audit-Related Fees(2)	$47	$16
Tax Fees(3)	$18	$28

Total	$181	$161
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

ITEM 16D: Exemptions from the Listing Standards for Audit Committees

Not Applicable.

ITEM 16E: Purchase of Equity Securities by the Company and Affiliated Purchasers

During 2016, we repurchased our ordinary shares as described in the table below.

Period	(a) Total Numbers of Shares Purchased(1)	(b) Average Price Paid per Share	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares that May Yet Be Purchased Under the Plans or Programs
	(In U.S. dollars, except share amounts)
January 1 – January 31	952	8.1452	952	$1,542,268
March 1 – March 31	11	8.41	11	$1,542,175
April 1 – April 30	330	8.53	330	$1,539,383
November 1 – November 30	225	7.435	225	$1,537,716
Total	1,518		1,518
____________________

(1)
All ordinary shares were repurchased pursuant to the share buyback program approved in May 2015 and were made in open-market transactions. Except as set forth in the table above, we did not repurchase any ordinary shares in any other monthly period during 2016.

In May 2015, our Board of Directors approved a $3 million share buyback plan. The authorized repurchases will be made from time to time in the open market on the NYSE MKT and Tel Aviv Stock Exchange and in privately negotiated transactions. The timing, volume and nature of share repurchases will be at the sole discretion of management and will be dependent on regulatory restrictions, market conditions, the price and availability of our ordinary shares, applicable securities laws and other factors, including compliance with the terms of our Debentures. No assurance can be given that any particular amount of ordinary shares will be repurchased. The buyback program does not obligate us to acquire a specific number of shares in any period, and it may be modified, suspended, extended or discontinued at any time, without prior notice.

ITEM 16F: Change in Registrant’s Certifying Accountants

There has been no change in our independent accountants during the two most recent fiscal years or any subsequent interim period, except as previously reported in our Annual Report on Form 20-F for the fiscal year ended December 31, 2015, and there have been no disagreements of the type required to be disclosed by Item 16F(b).

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

ITEM 16H: Mine Safety Disclosure

Not Applicable.

PART III

ITEM 17: Financial Statements

Not Applicable.

ITEM 18: Financial Statements

Our Financial Statements are included in pages F-1 – F-73 of this Report.

The Financial statements of Dorad Energy Ltd. are included in pages FD-1 – FD-45 of this Report.

ITEM 19: Exhibits

Number	Description
1.1	Memorandum of Association of the Registrant (translated from Hebrew), reflecting amendments through June 9, 2011*(1)
1.2	Second Amended and Restated Articles of the Registrant, reflecting amendments through June 20, 2012(1)
2.1	Specimen Certificate for ordinary shares(2)
4.1	1998 Share Option Plan for Non-Employee Directors(3)
4.2	2000 Stock Option Plan(1)
4.3	Form of Indemnification Agreement between the Registrant and its officers and directors(1)
4.4	Form of Exemption Letter between the Registrant and its officers and directors(1)
4.5	Form of Registration Rights Agreement, dated September 12, 2005, among the Registrant, certain investors, Bank Hapoalim, Bank Leumi and Israel Discount Bank(4)
4.6	Management Services Agreement, by and among the Registrant, Kanir Joint Investments (2005) Limited Partnership and Meisaf Blue & White Holdings Ltd., effective as of March 31, 2008(5)
4.7	Giaché Building Right Agreement (summary of Italian version)(6)*
4.8	Massaccesi Building Right Agreement (summary of Italian version)(6)*
4.9	Troia 8 Building Right Agreement (summary of Italian version)(6)*
4.10	Troia 9 Building Right Agreement (summary of Italian version)(6)*
4.11
Investment Agreement, among U. Dori Group Ltd., U. Dori Energy Infrastructures Ltd. (currently Amos Luzon Entrepreneurship and Energy Group Ltd.) and Ellomay Clean Energy Ltd. , dated November 25, 2010 (summary of Hebrew version)(6)*

4.12
Shareholders Agreement, among U. Dori Group Ltd. (currently Amos Luzon Entrepreneurship and Energy Group Ltd.), Ellomay Clean Energy Ltd. and U. Dori Energy Infrastructures Ltd., dated November 25, 2010 (summary of Hebrew version)(6)*

4.13	Acquafresca Building Right Agreement (summary of Italian version)(2)*
4.14	D’Angella Building Right Agreement (summary of Italian version)(2)*
4.15	Rinconada II Building Right Agreement (summary of Spanish version)(2)*
4.16	Amendment No. 1 to Management Services Agreement, by and among the Registrant, Kanir Joint Investments (2005) Limited Partnership and Meisaf Blue & White Holdings Ltd., dated June 18, 2013(7)
4.17	Soleco Building Right Agreement (summary of Italian version)(7)*
4.18	Tecnoenergy Building Right Agreement (summary of Italian version)(7)*
4.19	Deed of Trust between the Registrant and Hermetic Trust (1975) Ltd., governing the Company’s Series A Debentures, dated December 30, 2013 (translation of Hebrew version)(7)*
4.20	Rodríguez I Lease Agreements (summary of Spanish version)(3)*
4.21	Rodríguez II Lease Agreements (summary of Spanish version)(3)*

Number	Description
4.22	Fuente Librilla Lease Agreement (summary of Spanish version)(3)*
4.23	Updated Directors and Officers Compensation Policy, adopted July 5, 2016(8)
4.24	Deed of Trust between the Registrant and Hermetic Trust (1975) Ltd., governing the Company’s Series B Debentures, dated March 1, 2017 (translation of Hebrew version)*
8	List of Subsidiaries of the Registrant
12.1	Certification of Principal Executive Officer required by Rule 13a-14(a) and Rule 15d-14(a) (Section 302 Certification)
12.2	Certification of Principal Financial Officer required by Rule 13a-14(a) and Rule 15d-14(a) (Section 302 Certification)
13	Certification of Principal Executive Officer and Principal Financial Officer required by Rule 13a-14(b) and Rule 15d-14(b) (Section 906 Certification)
15.1	Consent of Somekh Chaikin, Member Firm of KPMG International, Independent Registered Public Accounting Firm with respect to our financial statements
15.2	Consent of BDO Auditores S.L.P. with respect to the financial statements of Ellomay Spain S.L.
15.3	Consent of BDO Auditores S.L.P. with respect to the financial statements of Rodríguez I Parque Solar, S.L.
15.4	Consent of BDO Auditores S.L.P. with respect to the financial statements of Rodríguez II Parque Solar, S.L.
15.5	Consent of Somekh Chaikin, Member Firm of KPMG International, Independent Registered Public Accounting Firm with respect to the financial statements of Dorad Energy Ltd.

_____________________________________

*	The original language version is on file with the Registrant and is available upon request.

(1)	Previously filed with the Registrant’s Form 20-F for the year ended December 31, 2012 and incorporated by reference herein.
(2)	Previously filed with the Registrant’s Form 20-F for the year ended December 31, 2011 and incorporated by reference herein.
(3)	Previously filed with the Registrant’s Form 20-F for the year ended December 31, 2014 and incorporated by reference herein.
(4)	Included in the Registrant’s Form 6-K dated October 14, 2005 and incorporated by reference herein.
(5)	Included in the Registrant’s Form 6-K dated December 1, 2008 and incorporated by reference herein.
(6)	Previously filed with the Registrant’s Form 20-F for the year ended December 31, 2010 and incorporated by reference herein.
(7)	Previously filed with the Registrant’s Form 20-F for the year ended December 31, 2013 and incorporated by reference herein.
(8)	Included in Exhibit 99.2 of the Registrant’s Form 6-K dated May 18, 2016 and incorporated by reference herein.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Ellomay Capital Ltd.

By:	/s/ Ran Fridrich
Ran Fridrich
Chief Executive Officer and Director

Dated: March 31, 2017

Ellomay Capital Ltd. and its Subsidiaries Consolidated Financial Statements As at December 31, 2016

Ellomay Capital Ltd. and its Subsidiaries

Consolidated Financial Statements as at December 31, 2016

Somekh Chaikin
KPMG Millennium Tower
17 Ha'arba'a Street, PO Box 609
Tel Aviv 6100601, Israel
+ 972 3 684 8000

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Ellomay Capital Ltd.

We have audited the accompanying consolidated statements of financial position of Ellomay Capital Ltd. and its subsidiaries (hereinafter  the "Company") as of December 31, 2016 and 2015, and the related consolidated statements of profit or loss and other comprehensive income (loss), changes in equity and cash flows for each of the years in the three-year period ended December 31, 2016. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We did not audit the financial statements of certain consolidated companies which statements reflect total revenues constituting 14% for  the year ended December 31, 2014 of the related consolidated total. Those statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for such consolidated companies, is based solely on the reports of  other auditors.

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

In our opinion based on our audits and the reports of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2016 and 2015 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2016, in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

/s/ Somekh Chaikin

Somekh Chaikin
Certified Public Accountants (Isr.)
Member firm of KPMG International

Tel-Aviv, Israel
March 31, 2017

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

/s/ BDO Auditores S.L.
BDO Auditores, S.L.
Madrid, Spain
April 29, 2015

Ellomay Capital Ltd. and its Subsidiaries
Consolidated Statements of Financial Position as at

		December 31	December 31
		2016	2015
	Note	US$ in thousands
Assets

Current assets:

Cash and cash equivalents	3	23,650	18,717
Marketable securities	4	1,023	6,499
Restricted cash	4	16	79
Trade and other receivables	5	9,952	8,218
		34,641	33,513
Non-current assets

Investment in equity accounted investee	6	30,788	33,970
Advances on account of investments	6	905	-
Financial assets	6C	1,330	4,865
Fixed assets	7	77,066	78,975
Restricted cash and deposits	4	5,399	5,317
Deferred tax	19	2,614	2,840
Long term receivables	5	3,431	847
		121,533	126,814

Total assets		156,174	160,327

Liabilities and Equity

Current liabilities

Current maturities of long term loans	9	1,150	1,133
Debentures	12	4,989	4,878
Trade payables		1,684	869
Other payables	8	3,279	3,223
		11,102	10,103
Non-current liabilities

Finance lease obligations	10	4,228	4,724
Long-term loans	11	17,837	13,043
Debentures	12	30,548	35,074
Deferred tax	19	925	823
Other long-term liabilities	13	2,764	2,495
		56,302	56,159

Total liabilities		67,404	66,262

Equity
Share capital	16	26,597	26,597
Share premium		77,727	77,723
Treasury shares		(1,985)	(1,972)
Reserves		(17,024)	(15,215)
Retained earnings		4,191	7,200
Total equity attributed to shareholders of the Company		89,506	94,333
Non-Controlling Interest		(736)	(268)

Total equity		88,770	94,065

Total liabilities and equity		156,174	160,327

The accompanying notes are an integral part of the consolidated financial statements.

Ellomay Capital Ltd. and its Subsidiaries
Consolidated Statement of Profit or Loss and Other Comprehensive Income (Loss)

		For the year ended December 31
		2016	2015	2014
	Note	US$ in thousands (except per share data)

Revenues		12,872	13,817	15,782
Operating expenses	18B	(2,305)	(2,854)	(3,087)
Depreciation expenses	18B	(4,884)	(4,912)	(5,452)
Gross profit		5,683	6,051	7,243

General and administrative expenses	18C	(4,679)	(3,745)	(4,253)
Share of profits of equity accounted investee		1,505	2,446	1,819
Other income, net	18D	99	21	1,438
Gain on bargain purchase	6	-	-	3,995
Operating Profit		2,608	4,773	10,242

Financing income	18A	290	2,347	2,245
Financing income (expenses) in connection with derivatives, net	18A	704	3,485	(1,048)
Financing expenses	18A	(4,050)	(5,240)	(4,592)
Financing income (expenses), net		(3,056)	592	(3,395)

Profit (loss) before taxes on income		(448)	5,365	6,847
Tax benefit (taxes on income)	19	(625)	1,933	(201)

Profit (loss) for the year		(1,073)	7,298	6,646

Profit (loss) attributable to:
Owners of the Company		(605)	7,553	6,658
Non-controlling interests		(468)	(255)	(12)

Profit (loss) for the year		(1,073)	7,298	6,646
Other comprehensive income (loss) items that after initial recognition in comprehensive income (loss) were or will be transferred to profit or loss:
Foreign currency translation differences for foreign operations		(267)	(141)	(3,199)
Other comprehensive income items that will not be transferred to profit or loss:

Presentation currency translation adjustments		(1,542)	(6,947)	(9,082)

Total other comprehensive loss		(1,809)	(7,088)	(12,281)

Total comprehensive income (loss) for the year		(2,882)	210	(5,635)

Earnings (loss) per share
Basic earnings (loss) per share	20	(0.06)	0.7	0.62
Diluted earnings (loss) per share		(0.06)	0.7	0.62

The accompanying notes are an integral part of the consolidated financial statements.

Ellomay Capital Ltd. and its Subsidiaries
Consolidated Statements of Changes in Equity

								Non- controlling	Total
		Attributable to shareholders of the Company						Interests	Equity
					Translation
	Share	Share	Retained earnings (accumulated	Treasury	reserve from foreign	Presentation currency translation
	capital	premium	deficit)	shares	operations	Reserve	Total
		US$ in thousands
Balance as at
January 1, 2016	26,597	77,723	7,200	(1,972)	814	(16,029)	94,333	(268)	94,065
Loss for the year	-	-	(605)	-	-	-	(605)	(468)	(1,073)
Other comprehensive loss for the year	-	-	-	-	(267)	(1,542)	(1,809)	-	(1,809)
Total comprehensive loss for the year	-	-	(605)	-	(267)	(1,542)	(2,414)	(468)	(2,882)
Transactions with owners of the Company, recognized directly in equity:
Dividends to owners	-	-	(2,404)	-	-	-	(2,404)	-	(2,404)
Own shares acquired	-	-	-	(13)	-	-	(13)	-	(13)
Share-based payments	-	4	-	-	-	-	4	-	4
Balance as at
December 31, 2016	26,597	77,727	4,191	(1,985)	547	(17,571)	89,506	(736)	88,770

Balance as at January 1, 2015	26,180	76,932	(353)	(522)	955	(9,082)	94,110	16	94,126
Profit for the year	-	-	7,553	-	-	-	7,553	(255)	7,298
Acquisition of subsidiary	-	-	-	-	-	-	-	(29)	(29)
Other comprehensive loss for the year	-	-	-	-	(141)	(6,947)	(7,088)	-	(7,088)
Total comprehensive loss for the year	-	-	7,553	-	(141)	(6,947)	465	(284)	181
Transactions with owners of the Company, recognized directly in equity:
Exercise of share options and warrants	417	784	-	-	-	-	1,201	-	1,201
Own shares acquired	-	-	-	(1,450)	-	-	(1,450)	-	(1,450)
Share-based payments	-	7	-	-	-	-	7	-	7
Balance as at
December 31, 2015	26,597	77,723	7,200	(1,972)	814	(16,029)	94,333	(268)	94,065

Balance as at January 1, 2014	26,180	76,932	(7,011)	(522)	4,154	-	99,733	28	99,761
Profit for the year	-	-	6,658	-	-	-	6,658	(12)	6,646
Other comprehensive loss for the year	-	-	-	-	(3,199)	(9,082)	(12,281)	-	(12,281)
Total comprehensive loss for the year	-	-	6,658	-	(3,199)	(9,082)	(5,623)	(12)	(5,635)
Balance as at
December 31, 2014	26,180	76,932	(353)	(522)	955	(9,082)	94,110	16	94,126

The accompanying notes are an integral part of the consolidated financial statements.

Ellomay Capital Ltd. and its Subsidiaries
Consolidated Statements of Cash Flows

	For the year ended December 31
	2016	2015	2014
	US$ in thousands
Cash flows from operating activities

Profit (loss) for the year	(1,073)	7,298	6,646

Adjustments for:

Net Financing expenses (income)	3,056	(592)	3,395
Gain on bargain purchase	-	-	(3,995)
Depreciation	4,884	4,912	5,452
Share-based payment transactions	4	7	*
Share of profits of equity accounted investees	(1,505)	(2,446)	(1,819)
Payment of interest on loan from an equity accounted investee	5,134	-	-
Change in trade receivables and other receivables	(1,798)	458	(1,536)
Change in other assets	(805)	(1,706)	(797)
Change in accrued severance pay, net	(18)	(1)	(29)
Change in trade payables	850	(252)	(498)
Change in other payables	1,955	2,311	498
Income tax expense (tax benefit)	625	(1,933)	201
Income taxes paid	(54)	(241)	(461)
Interest received	251	222	212
Interest paid	(3,300)	(3,126)	(3,933)
	9,279	(2,387)	(3,310)

Net cash from operating activities	8,206	4,911	3,336

* Less than $1 thousand
The accompanying notes are an integral part of the consolidated financial statements.

Ellomay Capital Ltd. and its Subsidiaries
Consolidated Statements of Cash Flows (cont'd)

	For the year ended December 31
	2016	2015	2014
	US$ in thousands
Cash flows from investing activities:

Acquisition of fixed assets	(5,388)	-	(709)
Acquisition of subsidiary, net of cash acquired (see Note 6C)	-	-	(13,126)
Investment in equity accounted investee	(803)	(7,582)	(4,058)
Advances on account of investments	(905)	-	-
Repayment of loan from an equity accounted investee	2,638	-	-
Decrease in deposits, net	-	3,980	1,173
Acquisition of marketable securities	(1,022)	(2,869)	(3,687)
Proceeds from marketable securities	6,511	-	-
Proceeds from settlement of derivatives, net	-	2,087	-
Decrease (increase) in restricted cash, net	(31)	(101)	4,342

Net cash from (used in) investing activities	1,000	(4,485)	(16,065)

Cash flows from financing activities:

Short-term loans, net	-	-	(18,550)
Acquisition of non-controlling interests	-	(868)	-
Dividends paid	(2,404)	-	-
Repayment of long-term loans and finance lease obligations	(1,169)	(1,020)	(7,152)
Repayment of Debentures	(5,210)	(5,134)	(5,151)
Proceeds from exercise of share options and warrants	-	1,201	-
Repurchase of own shares	(13)	(1,450)	-
Proceeds from long term loans	6,001	11,715	-
Proceeds from issuance of debentures, net	-	-	55,791

Net cash from (used in) financing activities	(2,795)	4,444	24,938

Effect of exchange rate fluctuations on cash and cash equivalents	(1,478)	(1,911)	(3,689)

Increase in cash and cash equivalents	4,933	2,959	8,520
Cash and cash equivalents at the beginning of year	18,717	15,758	7,238

Cash and cash equivalents at the end of the year	23,650	18,717	15,758

The accompanying notes are an integral part of the consolidated financial statements.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2016

Note 1 – General

A.
Ellomay Capital Ltd. (hereinafter - the "Company"), is an Israeli Company operating in the business of energy and infrastructure, and its operations currently mainly include the production of renewable and clean energy. The Company owns sixteen photovoltaic plants (each, a "PV Plant" and, together, the "PV Plants") that are connected to their respective national grids and operating as follows: (i) twelve photovoltaic plants in Italy with an aggregate installed capacity of approximately 22.6 MWp and (ii) four photovoltaic plants in Spain with an aggregate installed capacity of approximately 7.9 MWp. In addition, the Company indirectly owns 9.375% of Dorad

Energy Ltd. (hereinafter - “Dorad”), 75% of Chashgal Elyon Ltd., Agira Sheuva Electra, L.P. and Ellomay Pumped Storage (2014) Ltd., all of which are involved in a project to construct a 340 MW pumped storage hydro power plant in the Manara Cliff, Israel and 51% of Groen Gas Goor B.V., which is a company constructing an anaerobic digestion facility in Goor, the Netherlands.

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

Note 2 – Significant Accounting Policies

A.	Basis of preparation of the financial statements

1.
The consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board. The operating cycle of the Company is one year.

The consolidated financial statements were authorized for issue on March 31, 2017 by the Company's Board of Directors.

2.	Consistent accounting policies

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2016

Note 2 – Significant Accounting Policies (cont’d)

A.	Basis of preparation of the financial statements (cont'd)

3.	Basis of measurement - The consolidated financial statements have been prepared on the historical cost basis, except for the following:

(i)	Investment in investee accounted for using the equity method;
(ii)	Marketable securities;
(iii)	Deferred tax assets and liabilities;
(iv)	Derivative financial instruments and other receivables measured at fair value through profit or loss; and
(v)	Provisions

B.	Significant accounting judgments, estimates and assumptions used in the preparation of the financial statements

The preparation of the Company's consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions regarding circumstances and events that involve considerable uncertainty, that affect the application of accounting policies and the reported amounts of  assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. The key assumptions made in the financial statements with respect to the future and other reasons for uncertainty with respect to estimates that have a significant risk of resulting in a material adjustment to carrying amounts of assets and liabilities within the next financial year are discussed below:

Fair value measurement of non-trading derivatives:
Within the scope of the valuation of financial assets and derivatives not traded on an active market, management makes assumptions about inputs used in the valuation models. For information on a sensitivity analysis of levels 2 and 3 financial instruments carried at fair value see Note 21 regarding financial instruments.

Recognition of deferred tax asset in respect of tax losses:
The probability that in the future there will be taxable profits against which carried forward losses can be utilized. See Note 19 regarding taxes on income.

Assessment of probability of contingent liabilities:
Whether it is more likely than not that an outflow of economic resources will be required in respect of legal claims pending against the Company and its investees.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2016

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

Foreign currency transactions-
Transactions in foreign currencies are translated to the respective functional currencies of the Company at exchange rates at the dates of the transactions.

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

Foreign currency differences arising on translation are recognized in profit or loss.

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

Notes to the Consolidated Financial Statements as at December 31, 2016

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

The resulting exchange differences are recognized in a ‘presentation currency translation reserve’. Reclassification to profit or loss of the ‘presentation currency translation reserve’ with respect to subsidiaries with Euro functional currency would not be recognized upon their disposal.

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

3.	Investment in associates and joint ventures (equity accounted investees)

Associates are those entities in which the Company has significant influence, but not control or joint control, over the financial and operating policies. In assessing significant influence, potential voting rights that are currently exercisable or convertible into shares of the investee are taken into account. Joint ventures are joint arrangements in which the Company has rights to the net assets of the arrangement.

Associates and joint ventures are accounted for using the equity method (equity accounted investees) and are recognized initially at cost. The cost of the investment includes transaction costs that are directly attributable to an expected acquisition of an associate or joint venture. The consolidated financial statements include the Company’s share of the income and expenses in profit or loss and of other comprehensive income of equity accounted investees, after adjustments to align the accounting policies with those of the Company, from the date that significant influence commences until the date that significant influence ceases.

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

Notes to the Consolidated Financial Statements as at December 31, 2016

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

Notes to the Consolidated Financial Statements as at December 31, 2016

Note 2 – Significant Accounting Policies (cont’d)

E.	Cash and cash equivalents

Cash and cash equivalents include cash balances available for immediate use and unrestricted short-term deposits with original maturity of three months or less from the date of acquisition, that are redeemable on demand and that form part of the Company's cash management. Cash and cash equivalents’ value is as provided by bank statements that, due to the short maturity, approximates their fair value.

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

G.            Fixed assets

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

Gains and losses on disposal of a fixed asset item are determined by comparing the net proceeds from disposal with the carrying amount of the asset, and are recognized in profit or loss.

(2)	Depreciation

Depreciation is a systematic allocation of the depreciable amount of an asset over its useful life. The depreciable amount is the cost of the asset, or other amount substituted for cost, less its residual value. An asset is depreciated from the date it is ready for use, meaning the date it reaches the location and condition required for it to operate in the manner intended by management. Depreciation is recognized in profit or loss on a straight-line basis over the estimated useful lives of each part of the fixed asset item.

The estimated useful lives are as follows:

	%	Mainly %
Office furniture and equipment	6-33	33
Photovoltaic plants in Spain	4	4
Photovoltaic plants in Italy	5	5
Leasehold improvements	Over the shorter of the lease period or the life of the asset	7

The estimated useful life of the project licenses of photovoltaic plants that are carried at cost is 20 years for the Company’s Italian subsidiaries and 25 years for the Company’s Spanish subsidiaries. The fixed assets' residual values, useful lives and methods of depreciation are reviewed at each financial year-end and adjusted if appropriate.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2016

Note 2 - Significant Accounting Policies (cont’d)

H.	Financial instruments

Non-derivative Financial assets:

The Company's financial assets include cash and cash equivalents, deposits, marketable securities, restricted cash, trade receivables and other receivables.

The Company initially recognizes loans and receivables and deposits on the date that they are created. All other financial assets, including assets designated at fair value through profit or loss, are recognized initially on the trade date at which the Company becomes a party to the contractual provisions of the instrument.

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

The Company initially recognizes debt securities issued on the date they originated. All other financial liabilities are recognized initially on the trade date at which the Company becomes a party to the contractual provisions of the instrument. Financial liabilities (other than financial liabilities at fair value through profit or loss) are recognized initially at fair value minus any directly attributable transaction costs.

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

The Company holds derivative financial instruments to manage its interest rate and currency risk exposures.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2016

Note 2 - Significant Accounting Policies (cont’d)

H.	Financial instruments (cont’d)

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

I.	Impairment

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

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2016

Note 2 - Significant Accounting Policies (cont’d)

I.	Impairment (cont'd)

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

Investments in associates

An investment in an associate is tested for impairment when objective evidence indicates there has been impairment (as described above).Goodwill that forms part of the carrying amount of an investment in an associate is not recognized separately, and therefore is not tested for impairment separately.

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

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2016

Note 2 - Significant Accounting Policies (cont’d)

J.	Share-based payment transactions

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

Short-term employee benefits include salaries, paid annual leave, paid sick leave, recreation and social security contributions. Short-term employee benefits are measured on an undiscounted basis and are expensed as the related services are rendered or upon the actual absence of the employee when the benefit is not accumulated (such as maternity leave). A liability in respect of a cash bonus is recognized when the Company has a legal or constructive obligation to make such payment as a result of past service rendered by an employee and the obligation can be estimated reliably.

2.	Post-employment benefits:

The post-employment plans are usually financed by deposits with insurance companies and classified as a defined contribution plan or as a defined benefit plan.

The Company has defined contribution plans pursuant to Section 14 to the Israeli Severance Pay Law, 5723-1963 (the “Severance Pay Law”) with the vast majority of its employees under which the Company pays fixed contributions and has no legal or constructive obligation to pay further amounts. Contributions to the defined contribution plan in respect of severance or retirement pay are recognized as an expense in profit or loss in the periods during which related services are  rendered by employees and no additional provision is required in the financial statements.

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

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2016

Note 2 - Significant Accounting Policies (cont’d)

L.	Leases

The criteria for classifying leases as finance or operating leases depend on the substance of the agreements and classification is made at the inception of the lease.

Finance leases: leases where the Company assumes substantially all the risks and rewards incident to ownership of the leased asset are classified as Finance leases. Upon initial recognition the leased assets are measured and a liability is recognized at an amount equal to the lower of its fair value and the present value of the minimum lease payments. The liability for lease payments is presented at its present value and the lease payments are apportioned between finance expenses and a reduction of the lease obligation.

Other leases are classified as Operating leases: the leased assets are not presented in the Company’s statement of financial position. Payments made under operating leases are recognized in the statements of comprehensive income (loss) on a straight-line basis over the term of the lease, including the option period, when on the date of the transaction it was reasonably certain that the option will be exercised.

M.	Revenue recognition

Revenue is measured according to the fair value of the consideration or receivable from the sale of electricity in the ordinary course of business.

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

Income tax comprises of current tax and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that the tax arises from items which are recognized directly in equity. In such cases, the tax effect is also recognized in the relevant item in equity.

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

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2016

Note 2 - Significant Accounting Policies (cont’d)

N.	Income tax (cont'd)

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes, except for a limited number of exceptions:

•	The initial recognition of goodwill,
•	The initial recognition of assets and liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss,
•
Differences relating to investments in subsidiaries, joint arrangements and associates, to the extent that the Group is able to control the timing of the reversal of the temporary difference and it is probable that they will not reverse in the foreseeable future, either by way of selling the investment or by way of distributing dividends in respect of the investment.

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

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset deferred tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle deferred tax liabilities and assets on a net basis or their deferred tax assets and liabilities will be realized simultaneously.

A provision for uncertain tax positions, including additional tax and interest expenses, is recognized when it is more probable than not that the Company will have to use its economic resources to pay the obligation.

O.	Earnings (loss) per share

The Company presents basic and diluted earnings per share (EPS) data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the year, adjusted for treasury shares. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders of the Company and the weighted average number of ordinary shares outstanding, after adjustment for treasury shares, for the effects of all dilutive potential ordinary shares, which comprise share options granted to employees and directors.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2016

Note 2 - Significant Accounting Policies (cont’d)

P.	Financing income and expenses

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

Q.	Provisions

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

R.	Standards issued but not yet effective

(1).	IFRS 9 (2014), Financial Instruments (hereinafter – “IFRS 9 (2014)”)

IFRS 9 (2014) includes revised guidance on the classification and measurement of financial instruments, and a new model for measuring impairment of financial assets. This guidance is in addition to IFRS 9 (2013) which was issued in 2013.

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

Notes to the Consolidated Financial Statements as at December 31, 2016

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

In accordance with IFRS 9 (2014), the Company is examining the possible need to measure the loans to investee (that are presently measured at amortized cost) at fair value through profit or loss, since their contractual cash flow characteristics do not include solely payments of principal and interest.

(2).	IFRS 15, Revenue from Contracts with Customers (hereinafter – “IFRS 15”)

IFRS 15 replaces the current guidance regarding recognition of revenues and presents a new model for recognizing revenue from contracts with customers. IFRS 15 provides two approaches for recognizing revenue: at a point in time or over time. The model includes five steps for analyzing transactions so as to determine when to recognize revenue and at what amount. Furthermore, IFRS 15 provides new and more extensive disclosure requirements than those that exist under current guidance. IFRS 15 is applicable for annual periods beginning on or after January 1, 2018 with earlier application being permitted.

The Company has examined the effects of applying IFRS 15, and in its opinion the effect on the financial statements will be immaterial.

(3).	IFRS 16 International Financial Reporting Standard 16, Leases (hereinafter – “IFRS 16”)

IFRS 16 replaces IAS 17, Leases and its  related interpretations. For lessees, IFRS 16 presents a unified model for the accounting treatment of all  leases according to which the lessee has to recognize an asset and liability in respect of the lease in its financial statements.

IFRS 16 is applicable for annual  periods as of January 1, 2019, with the possibility of early adoption, so long as the Company has also early adopted IFRS 15, Revenue from Contracts with Customers. The Company is examining the effects of applying IFRS 16 on the financial statements and has no plans for early application.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2016

Note 3 - Cash and Cash Equivalents

	December 31
	2016	2015
	US$ in thousands
Cash	11,825	6,244
On Call deposits (*)	11,825	12,473
	23,650	18,717

(*)	The annual interest rate for deposits as of December 31, 2016 is 0.75%-1.25% (0.35%-0.8186% as of December 31, 2015).

The Company’s exposure to credit and currency risks is disclosed in Note 21.

Note 4 - Restricted Cash, Deposits and Marketable Securities

	December 31
	2016	2015
	US$ in thousands
Marketable securities (1)	1,023	6,499
Short-term restricted cash (2)	16	79
Long-term restricted non-interest bearing bank deposits (3)	1,145	1,100
Restricted cash and long-term bank deposits (4)	4,254	4,217
Long-term restricted cash and deposits	5,399	5,317

(1)
During 2015, the  Company invested in a traded Corporate Bond (rated Baa3 by Moody's) with a coupon rate of 2.803% and the bonds were repaid during the fourth quarter of 2016. During 2016, the  Company invested in a traded Corporate Bond (rated Baa3 by Moody's) with a coupon rate of 3.389% and a maturity date of December 30, 2018.

(2)	Current accounts and bank deposits securing short term obligations.
(3)	Deposits used to secure obligations towards the land owners and to secure obligations under financial leasing agreements and loan agreements (see Notes 10 and 11).
(4)	Bank deposits securing the Company's swap and Forward contracts The annual interest rate as of December 31, 2016 is 0.35% - 0.4%.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2016

Note 5 - Trade and Other Receivables and Assets

	December 31
	2016	2015
	US$ in thousands
Current Assets:
Other receivables

Government authorities	2,303	1,276
Income receivable	2,895	2,875
Interest receivable	41	29
Current tax	181	270
Current Maturities of loan to an equity accounted investee	1,300	3,061
Trade receivable	345	69
Forward contracts (1)	2,133	-
Prepaid expenses and other	754	638
	9,952	8,218

Non current Assets:
Long term receivables
Advance tax payment	952	803
Forward contracts (1)	2,341	-
Annual rent deposits	37	44
Other	101	-
	3,431	847

(1)
In November 2016, the Company closed Euro/USD forward contracts with an accumulated profit of approximately $4,474 thousand. The cash proceeds of these transactions are expected to be received between October 2017 and March 2019 (depending on the relevant dates of the forward positions).

Note 6 - Investee Companies and other investments

A.	Equity accounted investees

U. Dori Energy Infrastructures Ltd. (“Dori Energy”) –

On November 25, 2010, the Company through its wholly owned subsidiary, Ellomay Clean Energy Ltd. ("Ellomay Energy") entered into an Investment Agreement (the "Dori Investment Agreement") with Dori Group Ltd. ("Dori Group") (currently Amos Luzon Entrepreneurship and Energy Group Ltd. – “Luzon Group”), and Dori Energy, with respect to an investment in Dori Energy. Dori Energy holds 18.75% of the share capital of Dorad Energy Ltd. ("Dorad"), which owns an approximate 850 MWp bi-fuel operated power plant in the vicinity of Ashkelon, Israel (the "Dorad Power Plant"). On January 27, 2011 (the “Dori Closing Date”), Ellomay Energy invested a total amount of NIS 50,000 thousand (approximately $14,000 thousand) in Dori Energy, and received 40% in Dori Energy's share capital (the "Dori Investment").

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2016

Note 6 - Investee Companies and other investments (cont'd)

A.	Equity accounted investees (cont'd)

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

On May 12, 2014 Dorad was issued production licenses for 20 years and a supply license for one year and on May 19, 2014 Dorad began commercial operation of the power plant. In July 2015, Dorad was issued a long term supply license that will expire on May 11, 2034.

The Dori Investment Agreement also granted Ellomay Energy an option to acquire additional shares of Dori Energy that, upon exercise, would increase Ellomay Energy's percentage holding in Dori Energy to 49% ("first option") and, following the obtainment of certain regulatory approvals to 50% ("second option"). The first option was exercisable starting from issuance and was due to expire within twelve (12) months following the completion and delivery of the Dorad Power Plant and the second option commenced at that date and was exercisable within 2 years following the completion and delivery of the Dorad Power Plant. The exercise price of the options was NIS 2.4 million for each 1% of Dori Energy's issued and outstanding share capital (on a fully diluted basis).

The total consideration of the Dori Investment Agreement was allocated to the option to acquire additional shares of Dori Energy based on its estimated fair value as at the Dori Closing Date, in the amount of $98 thousand and to the 40% in Dori Energy’s capital shares in the amount of $13,805 thousand (including capitalized expenses in the amount of approximately $97 thousand).

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

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2016

Note 6 - Investee Companies and other investments (cont'd)

A.	Equity accounted investees (cont'd)

In May 2016, the Company exercised the second option to acquire additional share capital of Dori Energy. Following the exercise of this option, the Company’s holdings in Dori Energy increased from 49% to 50% and the Company’s indirect ownership of Dorad increased from 9.1875% to 9.375%. The aggregate amount paid by the Company in connection with the exercise of the second option amounted to approximately NIS 2,800 thousand (approximately $730 thousand), including approximately NIS 400 thousand (approximately $100 thousand) required in order to realign the shareholders loans provided to Dori Energy by its shareholders with the new ownership structure. The Company determined the fair value of the acquired assets and liabilities and allocated the consideration to customers’ contracts.

During 2016, the Company extended approximately NIS 663 thousand (approximately $173 thousand) subordinated shareholder loans to Dori Energy (including amounts extended in connection with the exercise of the second option). The shareholder loans are linked to the CPI and bear an annual interest rate that is 3% higher than the interest Dorad is committed to pay to Dorad's financing consortium during the financial period in respect of the "senior debt" (5.5% as of December 31, 2016).

During July 2016, in connection with the repayment by Dorad of interest and principal on account of shareholders loans in the aggregate amount of approximately NIS 350,000 thousand (approximately $93,000 thousand), the Company received an  amount of approximately NIS 30,000 thousand (approximately $7,800 thousand). During January 2017, Dorad repaid an additional aggregate amount of approximately NIS 50,000 thousand (approximately $13,000 thousand) of interest and principal on account of shareholders loans and Dorad expects to repay an additional amount of approximately NIS 30,000 thousand (approximately $7,800 thousand) during 2017. The Company recorded an amount of approximately NIS 5,000 thousand (approximately $1,300 thousand) as current maturities of loan to an equity accounted investee.

The investment in Dori Energy is accounted for under the equity method.

As of December 31, 2016, Dorad provided through its shareholders at their proportionate holdings, as required by the financing agreements executed by Dorad, guarantees in favor of the Israeli Public Utilities Authority – Electricity (the "Israeli Electricity Authority"), the Israeli Electric Company and the Israel Natural Gas Lines Ltd. Total performance guarantees provided by Dorad amounted to approximately NIS 163,000 thousand (approximately $41,600 thousand). The Company's indirect share of guarantees Dorad provided through its shareholders is approximately NIS 15,000 thousand (approximately $4,000 thousand).

Petition to Approve a Derivative Claim filed by Dori Energy

On July 16, 2015, Dori Energy and Dori Energy’s representative on Dorad’s board of directors, Mr. Hemi Raphael , filed a petition (the "Petition"), for approval of a derivative action on behalf of Dorad with the Economic Department of the Tel Aviv-Jaffa District Court. The Petition was filed against Zorlu Enerji Elektrik Uretim A.S, which holds 25% of Dorad (“Zorlu”), Zorlu’s current and past representatives on Dorad’s board of directors and Wood Group Gas Turbines Services Ltd. (“Wood Group”) and several of its affiliates, all together, the Defendants. The petition requested, inter alia, that the court instruct the Defendants to disclose and provide to Dorad documents and information relating to the contractual relationship between Zorlu and Wood Group, which included the transfer of funds from Wood Group to Zorlu in connection with the EPC agreement of the Dorad Power Plant. On January 12, 2016, Dori Energy filed a motion to amend the Petition to add Ori Edelsburg (a director in Dorad) and affiliated companies as additional respondents, to remove Zorlu's representatives and to add several documents which were obtained by Dori Energy, after the Petition had been filed.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2016

Note 6 - Investee Companies and other investments (cont'd)

A.	Equity accounted investees (cont'd)

At a hearing held on April 20, 2016, the request submitted in January 2016 to amend the Dori Energy Petition to add Ori Edelsburg (a director in Dorad) and affiliated companies as additional respondents was approved. On December 27, 2016, an arbitration agreement was executed pursuant to which this proceeding, as well as the two proceedings mentioned below will be arbitrated before Judge (retired) Hila Gerstel. In her decision dated January 2, 2017, the arbitrator ruled, among other things, that the statements of claim in the various proceedings will be submitted by February 19, 2017, the statements of defense will be submitted by April 4, 2017, discovery affidavits will be submitted by April 6, 2017, responses will be submitted by May 4, 2017 and a preliminary hearing will be held on May 10, 2017. These dates were extended with the agreement of the parties so that the statements of claim will be submitted by February 23, 2017 and the statements of defense will be submitted by April 9, 2017. Following the execution of the arbitration agreement, Dori Energy and Mr. Hemi Raphael requested the deletion of the proceeding and the request was approved. A statement of claim was filed by Dori Energy and Mr. Hemi Raphael on behalf of Dorad against Zorlu, Mr. Edelsburg, Edelcom and Edeltech Holdings 2006 Ltd. on February 23, 2017 in which they repeated their claims included in the amended Petition and in which they required the arbitrator to obligate the defendants, jointly and severally, to pay an amount of $183,367,953 plus interest and linkage to Dorad. During March 2017, the respondents filed two motions with the arbitrator as follows: (i) to instruct the plaintiffs to resubmit the statement of claim filed in connection with the arbitration proceedings in a form that will be identical to the form of the statement of claim submitted to the court, with the addition of the monetary demand only or, alternatively, to instruct that several sections and exhibits will be deleted from the statement of claim and (ii) to postpone the date for filing their responses by 45 days from the date the motion set forth under (i) is decided upon.  The plaintiffs filed their objection to both motions and some of the respondents filed their responses to the objection. The arbitrator has not yet rendered her decision in the matter. The Company estimates (after consulting with legal counsel), that at this early stage it is not yet possible to assess the outcome of the proceeding.

Petition to Approve a Derivative Claim filed by Edelcom

On July 25, 2016, Edelcom Ltd., which holds 18.75% of Dorad ("Edelcom"), filed a petition for approval of a derivative action on behalf of Dorad (the "Edelcom Petition") against Ellomay Energy, Amos Luzon Entrepreneurship and Energy Group Ltd. (f/k/a U. Dori Group Ltd.), which holds 50% of Dori Energy's shares (the "Luzon Group"), Dori Energy and Dorad  following a letter delivered to Dorad on February 25, 2016. The Edelcom Petition refers to an entrepreneurship agreement that was signed on November 25, 2010 between Dorad and the Luzon Group, pursuant to which the Luzon Group received payment in the amount of approximately NIS 49.4 million (approximately $12.7 million) in consideration for management and entrepreneurship services. Pursuant to this agreement, the Dori Group undertook to continue holding, directly or indirectly, at least 10% of Dorad's share capital for a period of 12 months from the date the Dorad Power Plant is handed over to Dorad by the construction contractor. The Edelcom Petition claims that as a consequence of the management rights and the options to acquire additional shares of Dori Energy granted to the Company pursuant to the Dori Investment Agreement, the holdings of the Dori Group in Dorad have fallen below 10% upon execution of the Dori Investment Agreement. The Edelcom Petition therefore claims that Dori Group breached its commitment according to entrepreneurship agreement and requests that a derivative action be approved to recover an amount of NIS 49.4 million, plus linkage and interest from the defendants. The Company estimates (after consulting with legal counsel), that at this early stage it is not yet possible to assess the outcome of the proceeding. As noted above, on December 27, 2016, an arbitration agreement was executed pursuant to which this proceeding, as well as the proceeding mentioned above and below will be arbitrated before Judge (retired) Hila Gerstel. On February 23, 2017, Edelcom submitted the petition to approve the derivative claim to the arbitrator. For more information see above. Following the execution of the arbitration agreement, this proceeding was deleted.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2016

Note 6 - Investee Companies and other investments (cont'd)

A.	Equity accounted investees (cont'd)

Statement of Claim filed by Edelcom

In July 2016, Edelcom filed a statement of claim (the "Edelcom Claim"), with the Tel Aviv District Court against Dori Energy, Ellomay Energy, the Luzon Group, Dorad and the other shareholders of Dorad. In the Edelcom Claim, Edelcom contends that a certain section of the shareholders agreement among Dorad's shareholders ("the Dorad SHA"), contains several mistakes and does not correctly reflect the agreement of the parties. Edelcom claims that these purported mistakes were used in bad faith by the Luzon Group, Ellomay Energy and Dori Energy during 2010 in connection with the issuance of Dori Energy's shares to Ellomay Energy and that, in effect, such issuance was allegedly in breach of the restriction placed on Dorad's shares and the right of first refusal granted to Dorad's shareholders in the Dorad SHA. The Edelcom Claim requests the court to: (i) issue an order compelling the Luzon Group, Ellomay Energy and Dori Energy to act in accordance with the right of first refusal mechanism included in the Dorad SHA and to offer to the other shareholders of Dorad, including Edelcom, a right of first refusal in connection with 50% of Dori Energy’s shares (which are currently held by Ellomay Energy, a wholly-owned subsidiary of the Company), under the same terms agreed upon by the Luzon Group, Ellomay Energy and Dori Energy in 2010, (ii) issue an order instructing Dorad to delay all payment due to Dori Energy as a shareholder of Dorad, including dividends or repayment of shareholders’ loans, for a period as set forth in the Edelcom Claim, (iii) issue an order instructing Dorad to remove Dori Energy’s representative from Dorad’s board of directors (currently Mr. Hemi Raphael, who also serves on the Company’s Board) and to prohibit his presence and voting at the Dorad board of directors’ meetings, for a period as set forth in the Edelcom Claim, and (iv) grant any other orders as the court may deem appropriate under the circumstances. As noted above, on December 27, 2016, an arbitration agreement was executed pursuant to which this proceeding, as well as the two proceeding mentioned above, will be arbitrated before Judge (retired) Hila Gerstel. On February 23, 2017, Edelcom submitted the statement of claim to the arbitrator. For more information see above. Following the execution of the arbitration agreement, this proceeding was deleted. The Company estimates (after consulting with legal counsel), that at this early stage it is not yet possible to assess the outcome of the proceeding.

Opening Motion filed by Edelcom

On December 8, 2016, Edelcom filed an opening motion with the Economic Department of the Tel Aviv-Yaffo District Court against the Luzon Group, Dori Energy and Dorad ("the Opening Motion"). The Opening Motion was filed shortly after the publication in Israel of a prospectus by the Luzon Group for the issuance of debentures to the Israeli public, proposed to be secured, among other securities, by a pledge on Dori Energy's shares that are held by the Luzon Group (representing a 50% ownership percentage in Dori Energy, with us, indirectly, holding the remaining 50%). In the Opening Motion, Edelcom requests the court to declare that: (a) the creation of a lien on Dori Energy's shares held by the Luzon Group triggers the right of first refusal mechanism included in the Dorad SHA, (b) that the Luzon Group and/or Dori Energy are obligated to act in accordance with such right of first refusal and enable the shareholders of Dorad to acquire all of Luzon Group's holdings in Dori Energy or, indirectly, in Dorad, for a consideration of NIS 70 million less the value of other securities provided to the debenture holders or, alternatively, for an amount to be determined by an economic expert appointed by the court, and (c) to determine that Edelcom's notice of exercise of its right of first refusal, obligates the Luzon Group and/or Dori Energy.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2016

Note 6 - Investee Companies and other investments (cont'd)

A.	Equity accounted investees (cont'd)

During January 2017, Edelcom filed a request to amend the Opening Motion to request the court to also examine the issuance of shares of Dori Energy to Ellomay Energy in 2010 as, based on Edelcom's position, the pledging of Dori Energy's shares by the Luzon Group finalized the disposition of all of the Luzon Group's shares in Dori Energy to third parties and therefore Edelcom claims that the right of first refusal included in the Dorad SHA is available to Edelcom. During January 2017 the Luzon Group filed its response to the Opening Motion and a request to schedule an urgent hearing. Thereafter, the Luzon Group filed its objection to Edelcom's request to amend the Opening Motion claiming that Edelcom did not disclose the relevant sections of the Dorad SHA and the request to amend the Opening Motion does not comply with the applicable law regarding amending court claims. During January 2017, after the Luzon Group amended its prospectus to reflect the issuance of unsecured debentures, Edelcom filed a motion to stop the Opening Motion as Edelcom claimed it was no longer relevant. The Luzon Group requested the court to either rule that Edelcom's request to stop the Opening Motion permits the creation of the lien on the Luzon Gorup's shares of Dori Energy or, to the extent Edelcom has not changed its claims, the request to stop the Opening Motion should be rejected and the case ruled on by the court as soon as possible in order to enable the Luzon Group to provide a pledge on its shares of Dori Energy to its debenture holders. In February 2017, Edelcom filed its response to the Luzon Group's request noting that the Luzon Group's position is not possible as the Luzon Group undertook not to pledge Dori Energy shares until the Opening Motion is decided on and on the other hand the Luzon Group claims that there is still an undertaking to provide the pledge. The trustee of the debentures issued by the Luzon Group notified the court that it does not have a position in the matter. During March 2017 a hearing was held and it was decided that the Luzon Group will file during March 2017 an opening motion on its behalf and such opening motion was filed by the Luzon Group. A hearing was scheduled for May 2017. Based on its review of the Opening Motion and related documents, the Company estimates that the chances of the court dismissing the Opening Motion filed by Edelcom are higher than the chances of the court granting the relief requested in such Opening Motion . On January 5, 2017, Ellomay Energy LP filed a request to join the proceeding as the outcome of the Opening Motion may materially affect its rights. The court approved Ellomay Energy LP's request and accordingly it may file its response to the Opening Motion until April 25, 2017.

Composition of the investments

	December 31
	2016	2015
	US$ in thousands

Investment in shares	19,774	18,742
Long-term loans	12,119	16,321
Deferred interest	(1,105)	(1,093)
	30,788	33,970
Current Maturities of the long-term loans	1,300	3,061
	32,088	37,031

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2016

Note 6 - Investee Companies and other investments (cont'd)

A.	Equity accounted investees (cont'd)

            Changes in investments

	2016	2015
Changes in equity and loans:	US$ in thousands
Balance as at January 1	37,031	27,237
Exercise of the option to acquire additional shares	630	5,656
Grant of long term loans	173	1,926
Repayment of long term loans	(7,772)	-
Interest on long term loans	1,327	1,323
Deferred interest	57	56
Elimination of interest on loan from related party	(1,383)	(1,378)
The Company’s share of income	1,505	2,446
Foreign currency translation adjustments	520	(235)
Balance as at December 31	32,088	37,031
Changes in option to acquire additional shares:
Balance as at January 1	*	17
Foreign currency translation adjustments	-	(* )
Exercise of first option to acquire additional shares	(* )	(17)
Balance as at December 31	-	*

*Less than $1 thousand

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2016

Note 6 - Investee Companies and other investments (cont'd)

A.	Equity accounted investees (cont'd)

Summary financial data for investees, not adjusted for the percentage ownership held by the Company

(a)	Summary information on financial position

								Equity
	Rate of	Current	Non-current	Total	Current	Non-current	Total	attributable to the owners of the	Company’s	Surplus Costs and	Other	Carrying Amount of
	ownership	Assets	assets	assets	liabilities	liabilities	liabilities	Company	share	goodwill	Adjustments	investment
	%	US$ in thousands
2016
Dori Energy	50	4,744	52,623	57,367	(2,857)	(24,050)	(26,907)	30,459	15,230	4,713	(169)	19,774

2015
Dori Energy	49	6,255	62,455	68,710	(269)	(39,576)	(39,845)	28,865	14,144	4,449	149	18,742

(b)	Summary information on operating results

	Rate of ownership as of December 31,	Income	Company’s	Elimination of interest on loan from related	Other	Company’s share of income
	2016	for the year	share	party	Adjustments	of investee
	%	US$ in thousands
2016

Dori Energy	50	542	271	1,383	(149)	1,505
2015

Dori Energy	49	3,136	1,537	1,378	(469)	2,446

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2016

Note 6 - Investee Companies and other investments (cont’d)

B.	Pumped Storage Projects (“PSP”)

On July 17, 2013 the Company entered into a loan agreement with Erez Electricity Ltd. ("Erez Electricity") that owns, among its other holdings, 24% of the pumped storage project in the Gilboa, Israel ("PSP Gilboa") pursuant to which an amount of approximately NIS 770 thousand ($213 thousand) was loaned to Erez Electricity. In November 2013 in connection with the sale of Erez Electricity's holdings in PSP to third parties, the Company and Erez Electricity reached an agreement according to which the Company is entitled to the repayment of the amount loaned including accrued interest and linkage, amounting to approximately NIS 1,000 thousand ($283 thousand) and maybe entitled to additional compensation in the aggregate amount of NIS 6,700 thousand (approximately $1,930 thousand) which will be linked to the Israeli CPI and will be paid in 2 installments of approximately NIS 1,200 thousand (approximately $349 thousand) upon financial closing of PSP Gilboa and NIS 5,500 thousand (approximately $1,584 thousand) upon receipt of permanent licenses for generation of power and the approval of the technical advisor appointed by the financial institutions who have financed PSP Gilboa to the transfer from set up phase to operational phase. The Company received the first installment of approximately NIS 1,200 thousand (approximately $349 thousand) in July 2014 and believes it will also be entitled to receive the second installment. As at December 31, 2016, the Company estimated the fair value of the second installment to be paid at approximately NIS 5,115 thousand (approximately $1,330 thousand) using a discounted cash flow model. The revaluation of such financial asset has been recognized as Other Income in consolidated statements of profit and loss.

Pumped-storage project in the Manara Cliff in Israel (“Manara Project”)-

On January 19, 2014, the Company entered into an agreement (the “Agreement”) with the Galilee Development Cooperative Ltd. , an Israeli cooperative of the Upper Galilee Kibutzim (the “Cooperative”), pursuant to which, subject to the fulfillment of conditions, the Company shall acquire the Cooperatives’s holdings (24.75%) in Agira Sheuva Electra, L.P. (the “Partnership”), an Israeli Limited Partnership that is promoting a prospective pumped-storage project in the Manara Cliff in Israel, as well as its holdings (25%)  in Chashgal Elyon Ltd. (the “GP”), an Israeli private company, which is the general partner of the Partnership. On January 28, 2014, the Company entered into an agreement  with Ortam, an Israeli publicly listed company, pursuant to which, subject to the fulfillment of conditions, the Company shall acquire Ortam’s holdings (24.75%) in the Partnership as well as Ortam's holdings: (i) in the GP (25%), and (ii) in the engineering, procurement and construction contractor (the “EPC”) of the aforementioned project (50%). In addition to the aforementioned agreements, on May 20, 2014 the Company entered into an agreement with Electra, an Israeli publicly listed company, pursuant to which, subject to the fulfillment of conditions, the Company shall acquire Electra’s holdings (24.75%) in the Partnership as well as Electra's holdings: (i) in the GP (25%), and (ii) in the EPC (50%). In addition, the Company entered into an agreement with Electra on May 20, 2014 pursuant to which Electra shall, upon closing of the transactions contemplated by the aforementioned agreements, acquire the Company's holdings in the EPC. Pursuant to this agreement, the Company was granted a call option to acquire the EPC from Electra, and Electra was granted a put option to sell the EPC to the Company, in each case within 18 months of the aforementioned closing.

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

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2016

Note 6 - Investee Companies and other investments (cont’d)

B.	Pumped Storage Projects (“PSP”)

As of December 31, 2016, The Company  paid an amount of approximately NIS 3,200 thousand (approximately $905 thousand) on account of the  consideration upon the acquisition and did not pay the remaining consideration it undertook to pay upon the fulfillment of certain conditions precedent in the aggregate amount of approximately NIS 61,800 thousands (approximately $16,100 thousand).

In August 2016, Ellomay Pumped Storage (2014) Ltd. (“Ellomay PS”), the Company’s 75% owned subsidiary, received a conditional license (the “Conditional License”), for the Manara Project from the Israeli Minister of National Infrastructures, Energy and Water Resources (the “Minister”). The Conditional License regulates the construction of a pumped storage plant in the Manara Cliff with a capacity of 340 MW. The Conditional License includes several conditions precedent to the entitlement of the holder of the Conditional License to receive an electricity production license. The Conditional License is valid for a period of seventy two (72) months commencing from the date of its approval by the Minister, subject to compliance by Ellomay PS with the milestones set forth therein and subject to the other provisions set forth therein (including a financial closing, the provision of guarantees and the construction of the pumped storage hydro power plant).

In September 2016, Ellomay PS filed a petition (“the Petition”), with the Israeli High Court of Justice against the Minister, the Israeli Electricity Authority and the owner of the Kochav Hayarden pumped storage project. The Petition was filed in connection with the decision of the Israeli Electricity Authority to extend the financial closing milestone deadline of the Kochav Hayarden pumped storage project, which received a conditional license for a pumped storage plant with a capacity of approximately 340 MW in 2014. In the Petition, Ellomay PS requested the High Court to order the Israeli Electricity Authority to explain why the extension should not be canceled, due to, among other reasons, the lack of authority of the Israeli Electricity Authority to extend this milestone deadline. Should the extension decision be revoked, the conditional license provided to Kochav Hayarden is expected to terminate as the original financial closing milestone deadline has passed. Among its other claims, Ellomay PS claims that as the current quota for pumped storage projects determined by the Israeli Electricity Authority is 800 MW, and there is one 300 MW project that is already in the construction phase, the extension approved by the Israeli Electricity Authority could irreparably harm Ellomay PS’s chances of receiving a permanent license if the Kochav Hayarden project receives its permanent license first. In January 2017, the Israeli High Court of Justice dismissed the Petition.

On March 3, 2017, Ellomay PS filed a petition (“the March 2017 Petition), with the Israeli High Court of Justice against the Minister, the Electricity Authority (together, “Respondents 1-2”), and the owner of the Kochav Hayarden pumped storage project (“Kochav Hayarden”). Ellomay PS has also filed, with the March 2017 Petition, a motion for an interim relief, which will prevent Respondents 1-2 from granting Kochav Hayarden any approval in connection with any milestones stipulated in Kochav Hayarden’s conditional license.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2016

Note 6 - Investee Companies and other investments (cont’d)

B.	Pumped Storage Projects (“PSP”)

The March 2017 Petition was filed in connection with the decision of the Electricity Authority, dated February 20, 2017, to extend the following milestones deadlines stipulated in Kochav Hayarden's conditional license: (i) financial closing milestone deadline of Kochav Hayaden (which received a conditional license for a 340 MW pumped storage power plant on October 27, 2014); and (ii) construction period for Kochav Hayarden's project. Kochav Hayarden filed its response to the request for the motion for an interim relief on March 16, 2017. In its response, amongst other claims, Kochav Hayarden claimed the motion should be dismissed, as should the March 2017 Petition, and requested that if the court grants Ellomay PS's motion for an interim relief, Ellomay PS be obligated to post a bond in the amount of NIS 10 million in order to cover Kochav Hayarden's damages caused by the interim relief. Respondents 1-2 filed their response to the request for the motion for an interim relief on March 23, 2017, and claimed, amongst other claims, that the motion should be dismissed, as should the March 2017 Petition. The court has not yet rendered a decision regarding the motion for interim relief, and a court hearing has not yet been scheduled. On March 27, 2017, the court rendered the following decision: (i) granted an interim relief to Ellomay PS, preventing the Respondent 2 from approving the financial closing of Kochav Hayarden until the court's ruling in the March 2017 Petition; (ii) Ellomay PS shall post a bond of NIS 2,000,000 no later than April 18, 2017; (iii) the March 2017 Petition would be scheduled for a hearing no later than the end of May 2017, subject to the court's availability, and that the Respondents 1-3 would submit their responses to the March 2017 Petition no later than 21 days before the hearing.

The Company expects to continue promoting the Manaa project but may, for various reasons including changes in the applicable regulation and adverse economic conditions, resolve not to continue the advancement of the Manara Project without further liability to the other parties under the aforementioned agreements.

Composition of Advances on account of investments

	December 31
	2016	2015
	US$ in thousands
On account of the Manara Project	905	-
	905	-

Composition of financial assets

	December 31
	2016	2015
	US$ in thousands
Option to acquire additional shares in Dori Energy	-	*
Income receivable in connection with the Erez Electricity PSP	1,330	1,250
Forward contracts (see Note 21)	-	3,615
	1,330	4,865
* Less than $1 thousand

C.	Subsidiaries - Business combinations

1.
In July 2015, the Company acquired an additional 15% interest in Ellomay Spain S.L., the owner of a photovoltaic plant in Spain with an installed capacity of approximately 2.3 MWp, for approximately EUR 775 thousand (approximately $868 thousand), increasing its ownership in Ellomay Spain S.L. from 85% to 100%.

2.	On July 17, 2014, the Company consummated the acquisition of three photovoltaic (solar) plants with an aggregate installed capacity of approximately 5.6 MWp (the "Spanish PV Plants").

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2016

Note 6 - Investee Companies and other investments (cont’d)

C.	Subsidiaries - Business combinations (cont’d)

3.
The Spanish PV Plants were already constructed and operating and were connected to the Spanish national grid in 2011. The Spanish PV Plants were acquired from a Spanish company whose German parent company has entered into insolvency proceedings. The Spanish PV Plants and all associated assets and rights were purchased by the Company for an aggregate purchase price of Euro 9.5 million (approximately $13,000 thousand). The final consideration paid for the Spanish PV Plants and the related licenses was approximately Euro 9.8 million (approximately $13,300 thousand).

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
13,126

Gain on Bargain Purchase (Negative Goodwill)

Gain on bargain purchase (negative goodwill) was recognized as a result of the acquisition under insolvency proceedings as follows:

US$ in thousands
Consideration transferred	13,126
Less fair value of identifiable net assets	(17,121)
Gain on bargain purchase (negative goodwill)	(3,995)

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2016

Note 6 - Investee Companies and other investments (cont’d)

C.	Subsidiaries - Business combinations (cont’d)

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

Acquisition-related costs -

During the year ended December 31, 2014 the Company incurred acquisition-related costs of approximately $400 thousand related to legal fees and due diligence costs. These costs have been included in general and administrative expenses in the statement of income.

3.	Waste-to-energy (“WtE”) Projects in the Netherlands

In July 2016, the Company, through its wholly-owned subsidiary Ellomay Luxemburg Holdings S.àr.l. (“Ellomay Luxemburg”), entered into a strategic agreement (“the Ludan Agreement”), with Ludan Energy Overseas B.V. (an indirectly wholly-owned subsidiary of Ludan Engineering Co. Ltd. (TASE: LUDN)) (“Ludan”) in connection with WtE (specifically Gasification and Bio-Gas (anaerobic digestion)) projects in the Netherlands. Pursuant to the Ludan Agreement, subject to the fulfillment of certain conditions (including the financial closing of each project and receipt of a valid Sustainable Energy Production Incentive subsidy from the Dutch authorities and applicable licenses), the Company, through Ellomay Luxembourg, will acquire at least 51% of each project company and Ludan will own the remaining 49% (each project that meets the conditions under the Ludan Agreement is referred to as an “Approved Project”).

In the event additional entities will invest in an Approved Project, their holdings will not dilute Ellomay Luxembourg's 51% share without the Company's prior approval, and in any case, Ellomay Luxembourg and Ludan will maintain the majority stake in each of the project companies.

Groen Goor Anaerobic Digestion Project-

Pursuant to the Ludan Agreement, the Company, through Ellomay Luxemburg, entered in July 2016 - November 2016 into loan agreements with Ludan whereby the Company provided approximately Euro 2,100 thousand (approximately $2,228 million, as of December 31, 2016) to Ludan (“the Ludan Loans”), for purposes of the acquisition of the rights in Groen Gas Goor B.V. (“Groen Goor”), a project company developing an anaerobic digestion plant, with a green gas production capacity of approximately 375 Nm3/h, in Goor, the Netherlands (“the Goor Project”) and the land on which the Goor Project will be constructed. Ellomay Luxemburg was issued shares representing a 51% interest in Groen Goor. The Ludan Loans converted into shareholder’s loans on December 20, 2016, upon the financial closing of the Goor Project.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2016

Note 6 - Investee Companies and other investments (cont’d)

C.	Subsidiaries - Business combinations (cont’d)

During September 2016, the Company, through Ellomay Luxembourg, entered into two separate memorandums of understanding ("MOUs"), with Ludan, setting forth Ludan's and the Company agreed material principles and understandings with respect to the Goor Project's EPC and O&M agreements. Pursuant to such MOUs, in November 2016 Groen Goor entered into an EPC agreement with Ludan.

D.	Subsidiaries – Regulatory updates

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

In June 2015, an appeal was filed with the Italian Constitutional Court aimed to assess whether Law 116/2014 entails unconstitutional provisions, particularly insofar as they apply in a retrospective fashion. In December 2016 the Italian Constitutional Court declared that the Spalma Incentivi Law is not anti-constitutional. The incentives will be paid through equal monthly installments in an amount of 90% of the average production of each plant in the relevant solar calendar year, based on the effective production before June 30th of the previous year, or if not available, on the basis of the regional forecast. The balance shall be paid within 60 days from the sending of the actual production data and in any event within June 30th of the subsequent year.

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

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2016

Note 6 - Investee Companies and other investments (cont’d)

D.	Subsidiaries – Regulatory updates

•
Art. 21 of Law 208/2015 (the 2016 Italian Budget Law) set out new criteria concerning the determination of the cadastral value of immovable assets. PV plants fall within the scope of such provision. Following the issuance of the law, on February 1, 2016, the Italian Tax Office published official clarifications to the scope of said provision. With specific reference to ground PV plants, the Italian Tax Office pointed out that on the basis of the new provision modules and inverters shall not be accounted in the determination of the associated cadastral value, which should entail a significant reduction in the calculation of the related municipal tax burden.

•
During 2015, the Company applied a tax incentive as per Article 6 paras. 13-19 of Law 23 December 2000, no. 388 (“ʺTremonti- ambienteʺ”). Article 19 of Decree 5 July 2012 provides an explanation of instances in which the tax incentive may be granted in connection with investments in photovoltaic plants  and combined with feed-in-tariffs to the extent that the Tremonti-ambiente does not exceed 20% of the amount eligible for taxation. Such incentive consists of a reduction of the taxable profit for a fiscal year equal to the amount of investments in tangible fixed assets in the same year, which are necessary to prevent, reduce and repair environmental damages, providing these investments exceed the average environmental investments made in the two previous years. The procedure to claim the tax incentive requires that the relevant approved balance sheet or its explanatory notes show the amount of the environmental investments. Additionally, within one month from the approval of the balance sheet a specific communication concerning the amount of the eligible Tremonti‑ambiente must be made to the relevant public authority. The Tremonti‑ambiente is claimable upon filing the relevant tax return by reducing the amount of taxable profit. The Company engaged a tax consultant to determine the specific amount of environmental investments and filed the required communications with the tax authorities. The Company recorded tax benefit in the amount of approximately $2,800 thousand. (See note 19).

•
A new resolution (no. 444 of 2016) was adopted by AEEGSI in July 2016 partly amending the previously applying modalities of payment of imbalancing. Such resolution has established that, commencing January 2017 (for PV plants with a capacity lower than 10 MWp), the discrepancy between planned and effective energy input/withdrawn shall not exceed 7.5% (+/-). In the case that such threshold is exceeded, the price paid for positive imbalancing will be reduced in such measure as not to allow any profit to the producer in relation to the forecast in question. Prior to this resolution distortive practices were often used by intentionally providing energy production forecasts materially different from the actual production in order to maximize revenues deriving from positive imbalancing payments. The provisions of resolution 444/2016 aim at incentivizing producers to keep imbalancing within said limits (+/- 7.5%). This new resolution is not expected to have a material effect on the Company’s revenues.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2016

Note 7 - Fixed assets

			Office
	Photovoltaic	Biogas	furniture and	Leasehold
	Plants	installation	equipment	Improvements	Total
	US$ in thousands
Cost
Balance as at January 1, 2015	106,765	-	136	64	106,965
Effect of changes in exchange rates	(11,119)	-	(9)	(7)	(11,135)
Balance as at December 31, 2015	95,646	-	127	57	95,830

Balance as at January 1, 2016	95,646	-	127	57	95,830
Additions	44	5,344	-	-	5,388
Effect of changes in exchange rates	(3,221)	-	(4)	(2)	(3,227)
Balance as at December 31, 2016	92,469	5,344	123	55	97,991

Depreciation
Balance as at January 1, 2015	13,340	-	65	47	13,452
Depreciation for the year	4,879	-	23	10	4,912
Effect of changes in exchange rates	(1,497)	-	(7)	(5)	(1,509)
Balance as at December 31, 2015	16,722	-	81	52	16,855

Balance as at January 1, 2016	16,722	-	81	52	16,855
Depreciation for the year	4,866	-	11	7	4,884
Effect of changes in exchange rates	(809)	-	(1)	(4)	(814)
Balance as at December 31, 2016	20,779	-	91	55	20,925

Carrying amounts
As at January 1, 2015	93,425	-	71	17	93,513
As at December 31, 2015	78,924	-	46	5	78,975
As at December 31, 2016	71,690	5,344	32	-	77,066

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2016

Note 7 - Fixed assets (cont’d)

Investment in Photovoltaic Plants

Since March 4, 2010, the Company acquired sixteen photovoltaic plants located in Italy and in Spain.

In connection with the establishment of the Company's PV Plants, the Company recorded as of December 31, 2016, fixed assets at an aggregate value of approximately $92,469 thousand, in accordance with actual costs incurred.

Depreciation with respect to the PV Plants in Italy is calculated using the straight-line method over 20 years commencing from the connection to the national grid that represent the estimated useful lives of the assets. Depreciation with respect to the PV Plants in Spain is calculated using the straight-line method over 25 years starting connection to the national grid that represent the estimated useful lives of the assets. During the year ended December 31, 2016, the Company had recorded depreciation expenses with respect to its PV Plants in Italy and Spain of approximately $4,866 thousand.

Presented hereunder are data regarding the Company’s investments in photovoltaic plants as at December 31, 2016 :

			Cost included in the
PV Plant Title	Nominal Capacity	Connection to Grid	Book value as at
			December 31, 2016
			US$ in thousands
“Troia 8”	995.67 kWp	January 2011	3,683
“Troia 9”	995.67 kWp	January 2011	3,658
“Del Bianco”	734.40 kWp	April 2011	2,204
“Giaché”	730.01 kWp	April 2011	2,911
“Costantini”	734.40 kWp	April 2011	2,225
“Massaccesi”	749.7 kWp	April 2011	2,891
“Galatina”	994.43 kWp	May 2011	4,345
“Pedale	2,993 kWp	May 2011	11,836
“Acquafresca”	947.6 kWp	June 2011	3,329
“D‘Angella”	930.5 kWp	June 2011	3,281
“Soleco”	5,924 kWp	August 2011	16,128
“Technoenergy”	5,900 kWp	August 2011	15,982
“Ellomay Spain – Rinconada II”	2,275 kWp	June 2010	5,793
“Rodríguez I”	1,675 kWp	November 2011	3,851
“Rodríguez II”	2,691 kWp	November 2011	6,974
“Fuente Librilla”	1,248 kWp	June 2011	3,378

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2016

Note 8 - Other Payables

	December 31
	2016	2015
	US$ in thousands
Employees and payroll accruals	261	193
Government authorities	177	144
SWAP and forward related balances	503	486
Current tax	1,314	1,578
Accrued expenses	1,024	822

	3,279	3,223

Note 9 - Current maturities of long term loans

Composed as follows:

	Linkage	Interest rate	December 31	December 31
	terms	2015 and 2016	2016	2015
		%	US$ in thousands
Current maturities of long term loans (refer to Notes 10 and 11)	EURIBOR	1.6-3.5	1,150	1,133

			1,150	1,133

Note 10 – Finance Lease Obligation

A.	Composed as follows:

	Linkage	Interest rate	December 31	December 31
	Terms	2015 and 2016	2016	2015
		%	US$ in thousands
Leasing institution	EURIBOR	3.5	4,562	5,060
Current maturities			334	336
Leasing institution-long term			4,228	4,724

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

Notes to the Consolidated Financial Statements as at December 31, 2016

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

As of December 31, 2016, the financial covenants were met.

B.	The aggregate annual maturities are as follows:
	December 31	December 31
	2016	2015
	US$ in thousands
Second year	347	347
Third year	359	359
Fourth year	372	372
Fifth year	385	385
Sixth year and thereafter	2,765	3,261
	4,228	4,724
Current maturities	334	336
Finance lease obligation	4,562	5,060

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2016

Note 11 - Long-term Loans

A.	Composed as follows:

		Interest
	Linkage	rate	December 31
	terms	2016	2016
		%	US$ in thousands
Bank loans	EURIBOR	1.6-3	15,702
Other long-term loans		2.5-3	2,135
			17,837

		Interest
	Linkage	rate	December 31
	terms	2015	2015
		%	US$ in thousands
Bank loans	EURIBOR	1.6-2.85	12,851
Other long-term loans		3.05	192
			13,043

1.
On February 17, 2011, one of the Company's Italian subsidiaries entered into a project finance facilities credit agreement (the “Finance Agreement”) with an Italian bank (Centrobanca – Banca di Credito Finanziario e Mobiliare S.p.A., acquired by UBI in 2013). Pursuant to the Finance Agreement a Senior Loan was provided with respect to the costs of construction of the PV Plants (up to 80% of the relevant amount), in the amount of Euro 4.1 million, accruing interest at the EURIBOR rate, increased by a margin of 200 basis points per annum, to be repaid in six-monthly installments with a maturity date of December 31, 2027. On November 30, 2011, an amount of approximately Euro 3.8 million (approximately $4,900 thousand) was drawn down on account of this Senior Loan. Related expenses capitalized to the loan comprised mainly of related notary fee and bank charges amount to approximately Euro 170 thousand (approximately $220 thousand).

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

As of December 31, 2016, the financial covenants were met.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2016

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

As of December 31, 2016, the financial covenants were met.

3.
The Company's 75% owned Israeli subsidiary promoting the Manara Project, entered into a loan agreement with the owner of the remaining 25% of its outstanding shares, Sheva Mizrakot Ltd. The unpaid balance (principal and interest) of the loan will bear interest at an annual rate in accordance with the interest rate for the purpose of Section 3(j) of the Israeli Income Tax Ordinance in accordance with the provisions of Regulation 2(a) of the Income Tax Regulations (Determination of Interest Rate for the Purpose of Section 3(j)) And 1986. The maturity date of this loan is December 31, 2020. As of December 31, 2016, the amount of the loan is $418 thousand.

4.
Groen Goor, Independent Power Plant B.V. (“IPP”) (the entity that holds the permits and subsidies in connection with the Goor Project and is wholly-owned by Groen Goor), Ludan, and Ellomay Luxembourg entered into a senior project finance agreement (“the Goor Loan Agreement”), with Coöperatieve Rabobank U.A. (“Rabobank”), that includes the following tranches: (i) two loans with principal amounts of Euro 3,510 thousand (with a fixed interest rate of 3% for the first five years) and Euro 2,090 thousand, (with a fixed interest rate of 2.5% for the first five years), for a period of 12.25 years, repayable in equal monthly installments commencing three months following the connection of the Goor Project’s facility to the grid and (ii) an on-call credit facility of Euro 370 thousand with variable interest. As of December 31, 2016 an amount of Euro 3,900 thousand (approximately $4,102 thousand) was withdrawn on account of these loans. In connection with the Goor Loan Agreement, the following securities are to be provided to Rabobank: (i) pledge on the present and future rights arising from the feedstock purchase agreement, the EPC agreement, the O&M agreement, the SDE subsidy, the various power and green gas purchase agreements, and the green gas certification supply agreement, (ii) pledge on all present and future (a) receivables arising from business and trade, and (b) stock and inventory including machinery and transport vehicles of Groen Goor and IPP; (iii) all rights/claims of Groen Goor and IPP against third parties existing at the time of the execution of the Loan Agreement, including rights from insurance agreements. It is also currently expected that Groen Goor will grant Rabobank a negative pledge and a mortgage up to an amount of Euro 6.5 million (to be increased with 35% (thirty five percent) of the said amount for interest and costs) on real estate or other assets subject to public registration.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2016

Note 11 - Long-term Loans (cont'd)

A.	Composed as follows: (cont’d)

In connection with the Loan Agreement, Ludan and Ellomay Luxemburg, the Company wholly-owned subsidiary: (i) provided the following undertakings to Rabobank: (a) that Groen Goor will not make distributions to its shareholders for a period of two years following the execution of the Loan Agreement, (b) that Groen Goor will not make distributions or repurchase its shares so long as the equity to debt ratio of Groen Goor is less than 40%, (c) that in the event the equity to debt ratio of Groen Goor will be below 40%, its shareholders will invest the equity required in order to increase this ratio to 40%, pro rata to their holdings in Groen Goor and up to a maximum of Euro 1.2 million, and (d) that they will provide the equity required for the completion of the Goor Project and (ii) provided pledges on their respective rights in connection with the shareholders loans which each provided to Groen Goor, which loans shall also be subordinated by Ellomay Luxembourg and Ludan in the favor of Rabobank.

Shortages in liquidity as a result of exceeding the construction budget and/or extension of start-up costs of the Goor Project shall be provided by Ludan and Ellomay Luxembourg and not financed by Rabobank.

In addition, the Company provided a guarantee to Rabobank for the fulfillment of Ellomay Luxemburg’s undertakings set forth above.

B.	The aggregate annual maturities are as follows:

	December 31	December 31
	2016	2015
	US$ in thousands
Second year	1,266	844
Third year	1,268	883
Fourth year	1,298	915
Fifth year	1,728	1,137
Sixth year and thereafter	12,277	9,264

	17,837	13,043
Current maturities	816	797
Long-term loans	18,653	13,840

C.	In order to minimize the interest-rate risk resulting from liabilities to banks and financing institutions in Italy linked to the Euribor, the Company executed swap transactions. See Note 21.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2016

Note 12 - Debentures

A.	Composed as follows:

	December 31, 2016		December 31, 2015
	Face value	Carrying amount	Face value	Carrying amount
	US$ in thousands		US$ in thousands
Debentures	36,474	35,537	41,123	39,952

Less current maturities	5,210	4,989	5,127	4,878

Total long-term debentures	31,264	30,548	35,996	35,074

B.	Series A Debentures – Details

On January 13, 2014, the Company issued NIS 120,000 thousand (approximately $34,404 thousand based on the U.S. Dollar/NIS exchange rate at that time) principal amount of unsecured non-convertible Series A Debentures (“Series A Debentures“) through a public offering that was limited to residents of Israel at a price of NIS 973 per unit (each unit comprised of NIS 1,000 principal amount of Series A Debentures). The gross proceeds of the offering were approximately NIS 116,760 thousand (approximately $33,474 thousand, at the date of issuance) and the net proceeds of the offering, net of related expenses such as consultancy fee and commissions were approximately NIS 114,700 thousand (approximately $32,885 thousand).

On June 19, 2014, the Company issued additional NIS 80,341 thousand principal amount of Series A Debentures (approximately $23,321 thousand based on the U.S. Dollar/NIS exchange rate at that time) to Israeli classified investors in a private placement at a price of NIS 1,010 per unit. The gross proceeds of the private placement were approximately NIS 81,144 thousand (approximately $23,554 thousand, at the date of issuance) and the net proceeds of the offering, net of related expenses such as consultancy fee and commissions and interest paid on these additional Series A Debentures in June 2014 were approximately NIS 78,900 thousand (approximately $22,900 thousand).

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

Notes to the Consolidated Financial Statements as at December 31, 2016

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

As of December 31, 2016, the financial covenants were met.

C.	The aggregate annual maturities are as follows:

	December 31	December 31
	2016	2015
	US$ in thousands
Second year	5,016	4,924
Third year	5,044	4,949
Fourth year	5,071	4,977
Fifth year	5,105	5,004
Sixth year and thereafter	10,312	15,220

	30,548	35,074
Current maturities	4,989	4,878
Long-term loans	35,537	39,952

Note 13 - Other Long-term Liabilities

	December 31	December 31
	2016	2015
	US$ in thousands
Government authorities	315	131
Derivatives	2,447	2,344
Liabilities for employees benefits	2	20

	2,764	2,495

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2016

Note 14 - Commitments and Contingent Liabilities

A.	Lease commitments

The PV Plants are constructed on land leased for 20-25 years under operating lease agreements, which expire on various dates, ranging from 2031 to 2036. In respect to several of the leases the Company has the option to extend the lease for different terms, the latest of which is until 2051. The Company leases its office space under an operating lease that expires in September 2017. The following table summarizes the minimum annual rental commitments as of the periods indicated under the non-cancelable operating leases and sub-lease arrangements with initial or remaining terms of more than one year, reflecting the terms that were in effect as of December 31, 2016:

Operating
lease
US$ in thousands
Year ended December 31
2017	288
2018	222
2019	222
2020	222
2021 and thereafter	2,879

Total minimum lease payments	3,833

B.	Legal proceedings:

Other than described elsewhere in these financial statements, there are no additional material legal proceedings that require further disclosure.

C.	Pledges:

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

Notes to the Consolidated Financial Statements as at December 31, 2016

Note 15 - Transactions and Balances with Related Parties

A.
On December 30, 2008, the Company's shareholders approved the terms of a management services agreement entered into among the Company, Kanir Joint Investments (2005) Limited Partnership ("Kanir") and Meisaf Blue & White Holdings Ltd. ("Meisaf"), a company controlled by the Company's chairman of the board and controlling shareholder,  effective as of March 31, 2008 (the "Management Agreement"). According to the Management Agreement, Kanir and Meisaf, through their employees, officers and directors, provide assistance to the Company in all aspects of the new operations process, including but not limited to, any activities to be conducted in connection with identification and evaluation of the business opportunities, the negotiations and the integration and management of any new operations and including discussions with the Company's  management to assist and advise them on such matters and on any matters concerning the Company's affairs and business. In consideration of the performance of the management services and the board services pursuant to the Management Agreement, the Company initially agreed to pay Kanir and Meisaf an aggregate annual management services fee in the amount of $250 thousand.

This annual amount was increased to $400 thousand in June 2013 following approval by the Audit Committee, Compensation Committee, Board of Directors and by the Company's shareholders at the shareholders' meeting held in June 2013.  In addition, in June 2013 the term of the Management Agreement was extended until June 17, 2016 subject to certain rights of early termination. The term of the Management Agreement was further extended until June 17, 2019 at the shareholders’ meeting held in June 2016.

The Company sub-leases a small part of its office space to a company controlled by Mr. Shlomo Nehama, the Company's chairman of the Board and a controlling shareholder, at a price per square meter based on the price that it pays under its lease agreements. This sub-lease agreement was approved by the Company's Board of Directors.

B.	Compensation to key management personnel and interested parties (including directors)

Directors participate in the Company’s share option programs. For further information see Note 16 regarding share-based payments.

Compensation to key management personnel and interested parties that are employed by the Company:

	Year ended December 31
	2016		2015		2014
	Number of		Number of		Number of
	People	Amount	People (**)	Amount	people	Amount
		US$ thousands		US$ thousands		US$ thousands

Short-term employee Benefits	2	407	4	618	3	617
Post-employment Benefits	2	99	4	75	3	53
Share-based payments	2	*	2	*	1	*

* Less than $1 thousand
** Including retired employees that were not employed throughout the entire year

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2016

Note 15 - Transactions and Balances with Related Parties (cont'd)

B.	Compensation to key management personnel and interested parties (including directors) (cont’d)

Compensation to key management personnel (including directors but excluding compensation paid under the Management Agreement) that are not employed by the Company:

	Year ended December 31
	2016		2015		2014
	Number of		Number of		Number of
	people	Amount	people	Amount	People (**)	Amount
		US$ thousands		US$ thousands		US$ thousands
Total compensation to
directors not employed
by the Company	3	70	3	68	3	76
share-based payments	3	3	3	7	3	*

* Less than $1 thousand
** Including Board members that did not serve throughout the entire year

C.	Debts and loans to related and interested parties

	The terms of the loan			Balance as at December 31		Interest income recognized in statement of income for the year ended December 31
	Interest		Linkage
	rate		base	2016	2015	2016	2015	2014
	%			US$ thousands
Dori Energy	8.5 (*	)	NIS+CPI	13,419	19,382	1,384	1,378	1,158

(*)  See note 6A

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2016

Note 16 - Equity

A.	Composition of share capital

	December 31, 2016			December 31, 2015		December 31, 2014
	Authorized	Issued and Outstanding(1)		Authorized	Issued and outstanding(1)	Authorized	Issued and Outstanding
	Number of shares
Ordinary shares
of NIS 10.00 par value each	17,000,000	10,677,370	(1)	17,000,000	10,678,888(1)	17,000,000	10,692,371(1)

(1) Net of treasury shares as follows: 256,184 Ordinary shares as of December 31, 2016, 254,666 Ordinary shares as of December 31, 2015 and 85,655 Ordinary shares as of December 31, 2014, which have been purchased according to share buyback programs that were authorized the Company's Board of Directors.

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

In August 2013, the Company issued a warrant to purchase 308,427 Ordinary shares at an exercise price of $7.97 per share to Mr. Zohar Zisapel that includes a contractual provision that prohibits Mr. Zisapel from exercising such warrant during a 12 month period following the effective date of such warrant if such exercise would result in the Mr. Zisapel beneficially owning more than 4.99% of the Company's ordinary shares. The warrant further provided that it may only be exercised via cashless exercise methods described in the warrant. Mr. Zisapel exercised the warrant, through a cashless exercise, in June 2015 and received 15,335 Ordinary shares.

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

Notes to the Consolidated Financial Statements as at December 31, 2016

Note 16 - Equity (cont'd)

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

In May 2015, the Company's Board of Directors approved the repurchase of up to $3,000 thousand of the Company's ordinary shares. The authorized repurchases will be made from time to time in the open market on the NYSE MKT and Tel Aviv Stock Exchange or in privately negotiated transactions. The timing, volume and nature of share repurchases will be at the sole discretion of management and will be dependent on regulatory restrictions, market conditions, the price and availability of the Company's ordinary shares, applicable securities laws and other factors, including compliance with the terms of the Series A Debentures. No assurance can be given that any particular amount of ordinary shares will be repurchased. The buyback program does not obligate the Company to acquire a specific number of shares in any period, and it may be modified, suspended, extended or discontinued at any time, without prior notice. As of December 31, 2016, the Company repurchased 170,529 ordinary shares at aggregate amount price of $1,463 thousand in the NYSE MKT under this buyback program.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2016

Note 17 - Share-Based Payment

A.	Expenses recognized in the financial statements

The expenses recognized in the financial statements for services received from employees is shown in the following table:

	Year ended December 31
	2016	2015	2014
	US$ thousand
Expenses arising from share-based payment
Transactions	4	7	*

* Less than $1 thousand

The share-based payments that the Company granted to its employees and directors are described below. There have been no modifications or cancellations to any of the stock options plans during 2016, 2015 or 2014. The amount recognized as an expense is adjusted to reflect the actual number of share options that are expected to vest.

The fair value of the options is estimated using a Black-Scholes options pricing model with the following weighted average assumptions:

	Year ended December 31
	2016	2015
Dividend yield	0%	0%
Expected volatility	0.332	0.332
Risk-free interest	0. 67%	0. 68%
Expected life (in years)	2-3	2-3

A.	Expenses recognized in the financial statements (cont'd)

All options granted during 2016, 2015 and 2014 were granted with exercise price equal to or higher than the market price on the date of grant. Weighted average fair values and exercise price of options on dates of grant are as follows:

	Equal market price
	2016	2015
	US$
Weighted average exercise prices	8.3	8.96

Weighted average fair value on grant date	1.6	1.7

B.	Stock Option Plans

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

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2016

Note 17 - Share-Based Payment (cont'd)

During each of the years 2016, 2015 and 2014, the Company granted to independent directors options to purchase 3,000 Ordinary shares under the 1998 Plan.

In August 2000, the Company's board of directors adopted the 2000 Stock Option Plan (the "2000 Plan"). The initial reserve to the 2000 Plan was 200,000 options that may be granted to officers, directors, employees and consultants of the Company and its subsidiaries and this initial reserve was increased several times. The options usually vest over a three year period. The exercise price of the options under the 2000 Plan is determined to be not less than 80% of the fair market value of the Company's ordinary shares at the time of grant, and they usually expire after 10 years from the date of grant. In June 2008 the Company's board of directors extended the 2000 Plan by an additional 10 years and the current expiration date of the 2000 Plan is August 31, 2018.

As of December 31, 2016, 22,502 options are outstanding and 35,083 ordinary shares are available for future grants under the 1998 Plan. As of December 31, 2016, no options are outstanding and 595,009 ordinary shares are available for future grants under the 2000 Plan. Options that are cancelled or forfeited become available for future grant.

C.	Changes during the year:

The following table lists the number of share options, the weighted average exercise prices of share options during the current year:

	2016		2015		2014
		Weighted		Weighted		Weighted
		Average		average		Average
	Number of	Exercise	Number of	exercise	Number of	Exercise
	options	Price	options	price	options	Price
		US$		US$		US$
Outstanding at
beginning of year	19,502	8.26	157,821	8.26	155,787	8.24
Granted during
the year	3,000	8.3	3,000	8.96	3,034	9.37
Exercised during
the year	-	-	(140,193)	8.33	-	-
Expired during
the year	-	-	(1,126)	8.4	(1,000)	8.48

Outstanding at
end of year	22,502	7.34	19,502	7.19	157,821	8.26

Exercisable at
end of year	18,502	7.19	18,502	7.1	156,745	8.32

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2016

Note 17 - Share-Based Payment (cont'd)

D.
The weighted average remaining contractual life for the share options outstanding as of December 31, 2016 was 4.1- 8.1 years (as of December 31, 2015: 4.95-8.59. years and as of December 31, 2014: 2.56-4.15 years).

E.	The range of exercise prices for share options outstanding as of December 31, 2016 was $4.7- $9.37 (as of December 31, 2015: $4.7- $9.37 and as of December 31, 2014: $3.1- $9.37).

Note 18 - Details of the Statements of Profit or Loss and Other Comprehensive Income (Loss)

A.	Financing income and expenses:

1.	Financing income

	For the year ended December 31
	2016	2015	2014
	US$ in thousands
Interest income	290	260	230
Change in fair value of derivatives	704	3,485	-
Forward gain	-	2,087	-
Gain from exchange rate differences, net	-	-	2,015
Total financing income	994	5,832	2,245

2.	Financing expenses

	For the year ended December 31
	2016	2015	2014
	US$ in thousands
Change in fair value of derivatives	-	-	1,048
Swap interest	672	446	1,383
Debentures interest and related expenses	2,203	2,450	2,336
Interest on loans	560	360	782
Loss from exchange rate differences, net	454	1,820	-
Bank charges and other commissions	161	164	91
Total financing expenses	4,050	5,240	5,640

B.	Operating Costs and Depreciation

	For the year ended December 31
	2016	2015	2014
	US$ in thousands
Depreciation	4,884	4,912	5,452
Professional services	117	119	163
Annual rent	259	261	263
Operating and maintenance services	1,424	1,498	1,708
Insurance	217	221	261
Other	288	755	692
Total operating costs	7,189	7,766	8,539

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2016

Note 18 - Details of the Statements of Profit or Loss and Other Comprehensive Income (Loss) (Cont'd)

C.	General and administrative expenses

	For the year ended December 31
	2016	2015	2014
	US$ in thousands
Salaries and related compensation	1,137	1,458	1,503
Professional services	2,239	1,747	2,709
Expenses in connection with Manara Project	1,800	1,027	-
Other	(497)	(487)	41
Total general and administrative expenses	4,679	3,745	4,253

D.	Other income (expense), net

	For the year ended December 31
	2016	2015	2014
	US$ in thousands
Other income in connection with the Erez electricity pumped storage project (see Note 6)	62	16	1,704
Reevaluation of option to acquire additional shares	-	5	(372)
Other	37	-	106
Total other income, net	99	21	1,438

Note 19 - Taxes on Income

A.	Regional Taxation

Israeli taxation

Presented hereunder are the corporate income tax rates relevant to the Company in the years 2014-2016:

2014 – 26.5%, 2015 – 26.5%, 2016 – 25%.

On January 4, 2016 the Knesset plenum passed the Law for the Amendment of the Income Tax Ordinance (Amendment 216) - 2016, by which, inter alia, the corporate tax rate would be reduced by 1.5% to a rate of 25% as from January 1, 2016.

Furthermore, on December 22, 2016 the Knesset plenum passed the Economic Efficiency Law (Legislative Amendments for Achieving Budget Objectives in the Years 2017 and 2018) – 2016, by which, inter alia, the corporate tax rate would be reduced from 25% to 23% in two steps. The first step will be to a rate of 24% as from January 2017 and the second step will be to a rate of 23% as from January 2018.

Luxembourg taxation

Corporate Income Tax rate is 29.22%. Minimum tax payments are made based on the entity’s total assets and are considered as a conditional advance tax payment on corporate income tax due in future tax periods.

Italian taxation

As a rule, corporate income tax (named IRES from 2004) is payable by all resident companies on income from any source, whether earned in Italy or abroad, at the rate of 27.5%. Starting from 2017 the IRES rate is reduced to 24%.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2016

Note 19 - Taxes on Income (cont’d)

Both resident and non-resident companies are subject to regional income tax (IRAP), but only on income arising in Italy at the rate from 0% to 4.82%, depending on the Region (see note 6G).

Spanish taxation

As a rule, corporate income tax is payable by all resident companies on income from any source, whether earned in Spain or abroad at the rate of 30%. Small sized Spanish entities, with an aggregate turnover of less than EUR 10 million, pay a tax rate of 25%. The Company’s Spanish subsidiaries pay a tax rate of 25%.

B.	Composition of income tax benefit (taxes on income):

	For the year ended December 31
	2016	2015	2014
	US$ in thousands
Current tax income (expense)
Current year	(281)	(417)	(806)
Previous years	10	970	40
Reversal and changes in uncertain tax positions	(86)	(86)	469
	(357)	467	(297)
Deferred tax income
Creation and reversal of temporary differences	(268)	1,466	96

Tax benefit (taxes on income)	(625)	1,933	(201)

C.	Theoretical tax:

Statutory rate applied to corporations in Israel and the actual tax expense, is as follows:

	2016	2015	2014
	US$ in thousands

Profit (loss) before taxes on income	(448)	5,365	6,847
Primary tax rate of the Company	25%	26.5%	26.5%
Tax on income	112	(1,422)	(1,814)

Profit (loss) subject to different tax rate	(17)	(292)	94
Foreign exchange differences	-	2	(142)
Differences in connection with gain on bargain purchases	-	-	999
Creation of deferred taxes for tax losses and benefits from previous years for which deferred taxes were not created in the past	-	2,710	357
Neutralization of tax calculated in respect of the Company’s share in profits of equity accounted investees	376	648	482
Change in temporary differences for which deferred tax were not recognized	(379)	283	(482)
Current year tax losses and benefits for which deferred taxes were not created, reserve of uncertain tax position and others	(717)	4	305

Actual tax benefit (tax on income)	(625)	1,933	(201)

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2016

Note 19 - Taxes on Income (cont’d)

D.	Carry forward tax losses:

As of December 31, 2016, Ellomay Capital Ltd. had available carry forward tax losses, carry forward capital tax losses and deductions aggregating to approximately $40,470 thousand, which have no expiration date.

Deferred taxes of the Company have not been recognized as the Company and its non-operating subsidiaries' carry forward tax losses. Deferred taxes are recognized by operating subsidiaries for unused tax losses, tax benefits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized.

The Company's management currently believes that as Ellomay Capital Ltd. has a history of losses it is more likely than not that the deferred tax regarding losses carry forward will not be utilized in the foreseeable future.

E	Deferred taxes:

			Finance lease		Losses
	Financial	Fixed	obligations and	Swap	on
	assets	assets	long term loans	contract	income	Total
	US$ in thousands
Balance of deferred tax asset
(liability) as at January 1, 2015	(1,276)	(3,771)	3,239	153	2,072	417
Changes recognized in profit or loss	(13)	95	(535)	15	1,904	1,466
Changes recognized in other comprehensive income	-	390	(367)	(16)	127	134
Balance of deferred tax asset
(liability) as at December 31, 2015	(1,289)	(3,286)	2,337	152	4,103	2,017

			Finance lease		Losses
	Financial	Fixed	obligations and	Swap	on
	assets	assets	long term loans	contract	income	Total
	US$ in thousands
Balance of deferred tax asset
(liability) as at January 1, 2016	(1,289)	(3,286)	2,337	152	4,103	2,017
Changes recognized in profit or loss	(56)	(46)	(87)	42	(121)	(268)
Changes recognized in other comprehensive income	-	114	(37)	(6)	(131)	(60)
Balance of deferred tax asset
(liability) as at December 31, 2016	(1,345)	(3,218)	2,213	188	3,851	1,689

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2016

Note 19 - Taxes on Income (cont’d)

F.	Provision for tax uncertainties:

As of December 31, 2016, the total amount of unrecognized tax benefits was $1,237 thousand, which, if recognized, would affect the effective tax rates in future periods. Management performs a comprehensive review of its global tax positions on an annual basis and accrues amounts for contingent tax liabilities. Based on these reviews, the result of discussions and resolutions of matters with certain tax authorities and the closure of tax years subject to tax audit, reserves are adjusted as necessary. However, future results may include favorable or unfavorable adjustments to estimated tax liabilities in the period the assessments are determined or resolved.

Note 20 - Earnings Per Share

The following table sets forth the computation of basic and diluted earnings per share:

	For the year ended December 31
	2016	2015	2014
	US$ in thousands (other than share and per share data)
Net income (loss) attributed to owners of the Company	(605)	7,553	6,658

Weighted average ordinary shares outstanding (1)	10,677,700	10,715,634	10,692,371

Dilutive effect:
Stock options and warrants	-	42,736	115,917

Diluted weighted average ordinary shares Outstanding	10,677,700	10,758,370	10,808,288

Basic profit (loss) per share from continuing operations	(0.6)	0.7	0.62

Diluted profit (loss) per share from continuing operations	(0.6)	0.7	0.62

(1)      Net of treasury shares.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2016

Note 21 - Financial Instruments

A.	Overview

The Company has exposure to the following risks from its use of financial instruments:

●	Credit risk
●	Liquidity risk
●	Market risk

This note presents quantitative and qualitative information about the Company’s exposure to each of the above risks, and the Company’s objectives, policies and processes for measuring and managing risk.

In order to manage these risks and as described hereunder, the Company executes transactions in derivative financial instruments. Presented hereunder is the composition of the derivatives:

	For the year ended December
	2016	2015
	US$ in thousands
Derivatives presented under non-current assets
Forward contracts	-	3,615

Derivatives presented under current liabilities
SWAP contracts	(503)	(486)
Derivatives presented under non-current liabilities
Forward contracts	(50)	-
SWAP contracts	(2,397)	(2,344)
	(2,447)	(2,344)

The following table sets forth the details of the Company’s Forward and SWAP contracts with banking institutions:

	December 31, 2016
	Currency/	Currency/		Fair value -
	linkage/interest rate	Linkage/interest rate	Date of	US$ in
	receivable	Payable	expiration	thousand
EUR 8 million interest swap transaction for a period of 17 years, amortized semi-annually	Euribor 6 months	Fixed 2.67%	September 7, 2027	(776)
Euro 10 million interest swap transaction for a period of 17 years, amortized quarterly	Euribor 3 months	Fixed 3.595%	April 3, 2028	(1,417)
Euro 3.75 million interest swap transaction for a period of 15 years, semi-annually.	Euribor 6 months	Fixed 2.53%	June 30, 2027	(365)
Euro 7.5 million interest rate swap transaction for a period of 12 years, semi-annually.	Euribor 6 months	Fixed 1.17%	December 31, 2027	(342)
Forward EUR/USD contracts with an aggregate EUR denominated principal of EUR 25 million.	weighted average rate of approximately 1.18		November 2021	(50)

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2016

Note 21 - Financial Instruments (cont’d)

B.	Risk management framework

The Company's management and board of directors have overall responsibility for the establishment and oversight of the Company’s risk management framework.

C.	Credit Risk

As at December 31, 2016, the Company does not have any significant concentration of credit risk.

Cash and short-term deposits
As at December 31, 2016 and 2015, the Company had cash and cash equivalents in the amount of $23,650 thousand and $18,717 thousand, respectively. The Company’s cash and cash equivalents and short-term deposits are deposited with financial institutions that received a credit rating (international rating scale). See also Note 3.

Marketable securities
As at December 31, 2016 and 2015, the Company invested in a traded Bond in an amount of $1,023 thousand and $6,499 thousand, respectively, with the intention to maintain the value of its liquid resources. See also Note 4 and Note 2-G.

Restricted cash
As at December 31, 2016 and 2015, the Company had a balance of current restricted cash of $16 thousand and $79 thousand, respectively, and a balance of non-current restricted cash of $5,399 thousand and $5,317 thousand, respectively. See also Note 4.

Trade and other receivables
As at December 31, 2016 and 2015, the Company had a balance of trade receivables of $345 thousand and $69 thousand, respectively. This balance mainly refers to NEXUS or GNERA that represent  the PV Plants located in Spain in its dealings with the Spanish National Energy Commission, and are due within 60 days from issuance.

As at December 31, 2016 and 2015, the Company had a balance of revenue receivables of $2,895 thousand and $2,875 thousand, respectively. This balance refers to amounts to be paid from GSE, Italy's energy regulation agency, and from NEXUS or GNERA that represent  the PV Plants located in Spain in its dealings with the Spanish National Energy Commission , and is due within 90 days from the end of the month.

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

As at December 31, 2016 and 2015, the Company had a balance of government authorities' receivables of $ 2,303 thousand and $1,276 thousand, respectively. This balance refers to VAT and withholding tax receivables in Italy and Spain.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2016

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

The Company has contractual commitments due to debentures issued and financing agreements and EPC and O&M agreements of its subsidiaries in Italy and Spain. See also Note 14A.

The following are the contractual maturities of financial liabilities at undiscounted amounts and based on the spot rates at the reporting date, including estimated interest payments. This disclosure excludes the impact of netting agreements:

	December 31, 2016
	Carrying	Contractual	Less than			More than
	amount	cash flows	1 year	2 years	3-5 years	5 years
	US$ in thousands
Non-derivative financial liabilities

Long term loans, including current maturities	18,653	22,256	1,309	1,727	5,466	13,754

Finance lease obligation including current maturities	4,562	5,753	508	508	1,524	3,213

Debentures	35,537	43,184	6,888	6,648	18,508	11,140

Trade payables and other accounts payable	2,533	2,533	2,533	-	-	-

	61,285	73,726	11,238	8,883	25,498	28,107

Derivative finance liabilities

Swap contracts*	2,900	2,900	503	718	689	990

	2,900	2,900	503	718	689	990

Derivative finance Assets

Forward contracts	(50)	-	-	-	(50)	-

	(50)	-	-	-	(50)	-

*See Note 23B

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2016

Note 21 - Financial Instruments (cont’d)

D.	Liquidity risk (cont’d)

	December 31, 2015
	Carrying	Contractual	Less than			More than
	Amount	cash flows	1 year	2 years	3-5 years	5 years
	US$ in thousands
Non-derivative financial liabilities

Long term loans, including current maturities	13,840	17,253	1,212	1,237	3,970	10,834

Finance lease obligation including current maturities	5,060	6,481	526	526	1,578	3,851

Debentures	39,952	49,578	7,024	6,788	18,946	16,820

Trade payables and other accounts payable	1,559	1,559	1,559	-	-	-

	60,411	74,871	10,321	8,551	24,494	31,505

Derivative finance liabilities

Swap contracts	2,830	2,830	486	823	623	898

	2,830	2,830	486	823	623	898

Derivative finance Assets

Forward contracts	3,615	3,615	-	3,325	290	-

	3,615	3,615	-	3,325	290	-

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2016

Note 21 - Financial Instruments (cont’d)

E.	Market risk

Market risk is the risk that changes in market prices will affect the Company’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.

The principal risks that the Company faces, as assessed by management, are as follows: a change in the regulation applicable to the area of activity, a change in the tariffs as approved by the relevant electricity authorities in the countries in which the Company operates, changes in the situation of the electricity and gas market, political and security events.

(1)	Foreign currency risk

As a result of the Company's operations and presentation currency, the Company is exposed to the impact of exchange rate fluctuations of the EUR/USD and NIS/EUR  on the Company's balance sheet.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2016

Note 21 - Financial Instruments (cont’d)

E.	Market risk (cont’d)

(1)	Linkage and foreign currency risks (cont’d)

(a)	The exposure to linkage and foreign currency risk

The Company's exposure to linkage and foreign currency risk except in respect of derivatives (see hereunder) was as follow:

	December 31, 2016
	Non-monetary	NIS	Unlinked	EURO	Total
	US$ in thousands

Current assets:
Cash and cash equivalents	-	107	17,582	5,961	23,650
Marketable securities	-	-	1,023	-	1,023
ST restricted cash	-	-	-	16	16
Other accounts receivables	532	1,635	2,172	5,613	9,952
Non-current assets:
Investments in equity
accounted investees	18,669	12,119	-	-	30,788
Advances on account of
investments in process	905	-	-	-	905
Financial asset	-	1,330	-	-	1,330
Fixed assets	77,066	-	-	-	77,066
LT restricted cash	-	-	3,807	1,592	5,399
Deferred tax	2,614	-	-	-	2,614
Other assets	952	101	2,341	37	3,431
Current liabilities:
Loans and borrowings	-	-	-	(1,150)	(1,150)
ST Debentures	-	(4,989)	-	-	(4,989)
Accounts payable	-	(158)	-	(1,526)	(1,684)
Accrued expenses and
other payables	(1,237)	(923)	(376)	(743)	(3,279)
Non-current liabilities:
Finance lease obligations	-	-	-	(4,228)	(4,228)
Long-term loans	-	(418)	-	(17,419)	(17,837)
LT Debentures	-	(30,548)	-	-	(30,548)
Deferred tax	(925)	-	-	-	(925)
Other long-term liabilities	-	(2)	-	(2,762)	(2,764)
Total exposure in statement
of financial position in
respect of financial assets
and financial liabilities	98,576	(21,746)	26,549	(14,609)	88,770

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2016

Note 21 - Financial Instruments (cont’d)

E.	Market risk (cont’d)

(1)	Linkage and foreign currency risks (cont’d)

(a)	The exposure to linkage and foreign currency risk (cont’d)

	December 31, 2015
	Non-monetary	NIS	Unlinked	EURO	Total
	US$ in thousands

Current assets:
Cash and cash equivalents	-	160	16,355	2,202	18,717
Marketable securities	-	-	6,499	-	6,499
ST deposits	-	-	-	-	-
ST restricted cash	-	-	-	79	79
Other accounts receivables	3,090	290	30	4,808	8,218
Non-current assets:
Investments in equity
accounted investees	17,649	16,321	-	-	33,970
Financial asset	-	1,250	-	3,615	4,865
Fixed assets	78,975	-	-	-	78,975
LT restricted cash	-	-	4,217	1,100	5,317
Deferred tax	2,840	-	-	-	2,840
Other assets	847	-	-	-	847
Current liabilities:
Loans and borrowings	-	-	-	(1,133)	(1,133)
ST Debentures	-	(4,878)	-	-	(4,878)
Accounts payable	-	(28)	-	(841)	(869)
Accrued expenses and
other payables	-	(592)	(1,444)	(1,187)	(3,223)
Non-current liabilities:
Finance lease obligations	-	-	-	(4,724)	(4,724)
Long-term loans	-	(192)	-	(12,851)	(13,043)
LT Debentures	-	(35,074)	-	-	(35,074)
Deferred tax	(823)	-	-	-	(823)
Other long-term liabilities	-	(20)	(2,183)	(292)	(2,495)
Total exposure in statement
of financial position in
respect of financial assets
and financial liabilities	118,899	(39,084)	23,474	(9,224)	94,065

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2016

Note 21 - Financial Instruments (cont’d)

E.	Market risk (cont’d)

(1)	Linkage and foreign currency risks (cont’d)

(a)	The exposure to linkage and foreign currency risk (cont’d)

Information regarding significant exchange rates:

	For the year ended December 31
	Rate of		Rate of
	Change		Change
	%	Dollar	%	NIS
1 Euro in 2016	(3.4)	1.052	(4.8)	4.044
1 Euro in 2015	(10.4)	1.088	(10.1)	4.247

(b)	Sensitivity analysis

A change as at December 31 in the exchange rates of the following Euro against the USD, as indicated below would have increased (decreased) equity by the amounts shown below (after tax). This analysis is based on foreign currency exchange rate that the Company considered to be reasonably possible at the end of the reporting period. The analysis assumes that all other variables, in particular interest rates, remain constant.

	December 31, 2016
	Increase	Decrease
	Equity	Equity
	US$ thousands
Change in the exchange rate of:
5% in the Euro	(768)	768
5% in NIS	(4,181)	4,181

	December 31, 2015
	Increase	Decrease
	Equity	Equity
	US$ thousands
Change in the exchange rate of:
5% in the Euro	(465)	465
5% in NIS	(7,625)	7,625

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2016

Note 21 - Financial Instruments (cont’d)

E.	Market risk (cont’d)

Interest rate risk

The Company is exposed to changes in fair value, as a result of changes in interest rate in connection with its loans and borrowings. The debt instruments of the Company bear interest at variable rates.

Sensitivity analysis

A change in interest rate would have increased (decreased) profit or loss by the amounts shown below:

	December 31,
	2016	2015
	Profit or loss	Profit or loss
	US$ in thousands
Increase of 1%	1,005	864
Increase of 3%	3,053	2,587
Decrease of 1%	(1,043)	(857)
Decrease of 3%	(3,091)	(2,581)

F.	Fair value

(1)	Fair values versus carrying amounts

The carrying amounts of certain financial assets and liabilities, including cash and cash equivalents, other accounts receivables, pledged deposits, financial derivatives credit from banks and trade payables and other accounts payables are the same or proximate to their fair value.

The fair values of the other financial liabilities, together with the carrying amounts shown in the statement of financial position, are as follows:

	December 31, 2016
		Fair value
	Carrying				Valuation techniques for	Inputs used to
	amount	Level 1	Level 2	Level 3	determining fair value	determine fair value
	US$ in thousands
Non-current liabilities:
Debentures	35,537	38,432
Loans from banks and others (including current maturities)	18,653	-	19,794	-	Future cash flows by the market interest rate on the date of measurement.	Discount rate of Euribor+ 2.53%
Finance lease obligations (including current maturities)	4,562	-	4,615	-	Future cash flows by the market interest rate on the date of measurement.	Discount rate of Euribor+ 2.85%
	58,752	38,432	24,409	-

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2016

Note 21 - Financial Instruments (cont’d)

F.	Fair value (cont'd)

(1)	Fair values versus carrying amounts (Cont'd)

	December 31, 2015
		Fair value
	Carrying				Valuation techniques for	Inputs used to
	amount	Level 1	Level 2	Level 3	determining fair value	determine fair value
	US$ in thousands
Non-current liabilities:
Debentures	39,952	42,639
Loans from banks and others (including current maturities)	13,840	-	14,905	-	Future cash flows by the market interest rate on the date of measurement.	Discount rate of Euribor+ 2.53%
Finance lease obligations (including current maturities)	5,060	-	5,041	-	Future cash flows by the market interest rate on the date of measurement.	Discount rate of Euribor+ 2.85%
	58,852	42,639	19,946	-

(2)	Interest rates used for determining fair value

The interest rates used to discount estimated cash flows, when applicable, are based on the government yield curve at the reporting date plus an adequate credit spread, and were as follows:

	December 31
	2016	2015
	%
Non-current liabilities:
Loans from banks	Euribor+ 2.53%	Euribor+ 2.53%
Finance lease obligations	Euribor+ 2.85%	Euribor+ 2.85%

(3)	Fair values hierarchy

The financial instruments presented at fair value are grouped into classes with similar characteristics using the following fair value hierarchy which is determined based on the source of data used in the measurement:

Level 1	-	Quoted prices (unadjusted) in active markets for identical assets or liabilities.
Level 2	-	Inputs other than quoted prices included within Level 1 that are observable either directly or indirectly.
Level 3	-	Inputs that are not based on observable market data (unobservable inputs).

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2016

Note 21 - Financial Instruments (cont’d)

F.	Fair value (cont'd)

(3)	Fair values hierarchy (Cont'd)

	December 31, 2016
	Level 1	Level 2	Level 3	Total	Valuation techniques for
	US$ in thousands				determining fair value
Income receivable in connection with the Erez electricity pumped storage project (see Note 6)	-	-	1,330	1,330
The fair value of the income receivable in connection with the Erez electricity pumped storage project was calculated according to the cash flows expected to be received in 4.5 years following the financial closing of the project, discounted at a weighted interest rate of 2.36% reflecting the credit risk of the debtor.

Marketable securities	-	1,023	-	1,023	Market price
Forward contracts	-	(50)	-	(50)
Fair value measured on the basis of discounting the difference between the forward price in the contract and the current forward price for the residual period until redemption using market interest rates appropriate for similar instruments, including the adjustment required for the parties’ credit risks.

Swap contracts	-	(2,900)	-	(2,900)
Fair value is measured by discounting the future cash flows, over the period of the contract and using market interest rates appropriate for similar instruments, including the adjustment required for the parties’ credit risks.

	December 31, 2015
	Level 1	Level 2	Level 3	Total	Valuation techniques for
	US$ in thousands				determining fair value
Income receivable in connection with the Erez electricity pumped storage project (see Note 6)	-	-	1,249	1,249
The fair value of the income receivable in connection with the Erez electricity pumped storage project was calculated according to the cash flows expected to be received in 4.5 years following the financial closing of the project, discounted at a weighted interest rate of 2.36% reflecting the credit risk of the debtor.

Option to require additional shares in investee	-	-	*	-
Marketable securities	-	6,499	-	6,499	Market price
Forward contracts	-	3,615	-	3,615
Fair value measured on the basis of discounting the difference between the forward price in the contract and the current forward price for the residual period until redemption using market interest rates appropriate for similar instruments, including the adjustment required for the parties’ credit risks.

Swap contracts	-	(2,830)	-	(2,830)
Fair value is measured by discounting the future cash flows, over the period of the contract and using market interest rates appropriate for similar instruments, including the adjustment required for the parties’ credit risks.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2016

Note 21 - Financial Instruments (cont’d)

F.	Fair value (cont'd)

(4)	Level 3 financial instruments carried at fair value

The table hereunder presents reconciliation from the beginning balance to the ending balance of financial instruments carried at fair value in level 3 of the fair value hierarchy:

	Financial assets
	Option to purchase Additional shares in Investee		Income receivable in connection with the Erez electricity pumped storage project

	US$ in thousands
Balance as at December 31, 2014	17		1,238

Total income recognized in profit or loss	-		144
Exercise of first option to acquire additional shares	(17)		-
Foreign Currency translation adjustments	(*	)	(132)

Balance as at December 31, 2015	(*	)	1,250

Total income recognized in profit or loss	-		130
Exercise of second option to acquire additional shares	(*	)	-
Foreign Currency translation adjustments	-		(50)

Balance as at December 31, 2016	-		1,330

*          Less than $1 thousand

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2016

Note 22 - Segments Information

The Company's chief operating decision maker (CODM) reviews internal management reports on a consolidated basis. The Company has only one strategic business unit.

Geographical information
The Company is domiciled in Israel and it operates in Italy and in Spain through its subsidiaries that own sixteen PV Plants and in Israel primarily through Dori Energy.

The following table lists the revenues from the Company's operation in Italy and Spain:

	For the year ended December 31
	2016	2015	2014
	US$ in thousands
Italy	9,870	10,620	13,259
Spain	3,002	3,197	2,523
Total income	12,872	13,817	15,782

The following table lists the fixed assets, net from the Company's operation:

	For the year ended December 31
	2016	2015
	US$ in thousands
Israel	32	51
Netherland	5,344	-
Italy	54,824	60,565
Spain	16,866	18,359
Total fixed assets, net	77,066	78,975

Major customers
Revenues are mainly derived from one customer in each of the Italian and Spanish subsidiaries (government agencies).

Note 23 - Subsequent Events

A.	Series B Debentures

On March 14, 2017, the Company issued NIS 123,232 thousand (approximately $33,500 thousand) unsecured non-convertible Series B Debentures (the “Series B Debentures”), each unit comprised of NIS 1,000 par value, through a public offering that was limited to residents of Israel. The Series B Debentures were issued at a fixed annual interest of 3.44%. The Series B Debentures are traded on the TASE (Tel Aviv Stock Exchange) and have been rated ilA-/Negative, on a local scale, by Standard & Poor’s Maalot Ltd.

The principal amount of Series B Debentures is not linked to the CPI or otherwise and is repayable in six (6) annual installments as follows: on June 30 of each of the years 2019-2022 (inclusive) 15% of the Principal shall be paid, and on June 30 of each of 2023-2024 (inclusive) 20% of the Principal shall be paid. The offering proceeds, net of offering expenses were approximately NIS 121,400 thousand (approximately $33,000 thousand as of the issuance date).

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2016

Note 23 - Subsequent Events (cont’d)

A.	Series B Debentures (cont'd)

The Series B Deed of Trust includes customary provisions and also includes the following: (i) a negative pledge such that the Company may not place a floating charge on all of her assets, subject to certain exceptions, and (ii) an obligation to pay additional interest for certain security rating downgrades, up to an increase of 1% for a decrease of four rating levels compared to the rating at the time of issuance of the Series B Debentures and (iii) an obligation to pay additional interest for failure to maintain certain financial covenants, up to an increase of 1% (with a cap on the combined increase in interest due to security rating downgrades and failure to meet financial covenants of 1.75%). The Series B Deed of Trust does not restrict the Company's ability to issue any new series of debt instruments, other than in certain specific circumstances, and enables the Company to expand the Series B Debentures subject to maintaining the rating assigned to the Series B Debentures and to the Company's continued compliance with the financial covenants included in the Series B Deed of Trust and provided that the Company is not in default of any of the immediate repayment provisions included in the Series B Deed of Trust or in material default of her obligations to the holders of the Series B Debentures pursuant to the terms of the Series B Deed of Trust.

The Series B Deed of Trust further includes a number of customary causes for immediate repayment, including a default in connection with certain financial covenants for two consecutive financial quarters. The financial covenants are as follows:

1.	The Company’s equity, on a consolidated basis, shall not be less than $55 million;

2.
The ratio of (a) the short-term and long-term debt from banks, in addition to the debt to holders of debentures issued by the Company and any other interest-bearing financial obligations, net of cash and cash equivalents and short-term investments and net of financing of projects, including hedging transactions in connection with such financing, of the subsidiaries of the Company, or, together, the Net Financial Debt, to (b) the equity of the Company, on a consolidated basis, plus the Net Financial Debt:

a.
Until and including the financial results for June 30, 2018 – shall not exceed the rate of 65% for purposes of the immediate repayment provision and shall not exceed the rate of 60% for purposes of the interest increase provision (due to failure to meet financial covenants as noted above); and

b.
Commencing from the financial results for September 30, 2018 – shall not exceed the rate of 60% for purposes of the immediate repayment provision and shall not exceed the rate of 55% for purposes of the interest increase provision; and

3.	The ratio of (a) the Company’s equity, on a consolidated basis, to (b) the Company’s balance sheet, on a consolidated basis:

a.
Until and including the financial results for June 30, 2018 – shall not be less than a rate of 20% for purposes of the immediate repayment provision and shall not be less than a rate of 25% for purposes of the interest increase provision; and

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2016

Note 23 - Subsequent Events (cont’d)

A.	Series B Debentures (cont'd)

b.
Commencing from the financial results for September 30, 2018 – shall not be less than a rate of 25% for purposes of the immediate repayment provision and shall not be less than a rate of 30% for purposes of the interest increase provision.

The Series B Deed of Trust includes similar conditions to the Company's ability to make distributions (as such term is defined in the Companies Law, e.g. dividends), to the Company’s shareholders as are included in the Series A Deed of Trust.

B.	Interest swap transactions

In January 2017, following the Company’s intention to close one of its bank accounts, the Company closed two outstanding interest swap transactions, for a period of 17 years and with an aggregate notional principle amount of EUR 12,216,418 (initial aggregate notional principle amount of EUR 18 million). The Company reopened these positions with a different banking institution with the following terms:

A Euro 5,500,000 interest swap transaction with a decreasing notional principle amount based on the amortization table, with final maturity on September 7, 2027. The interest swap transaction is amortized semi-annually (Euro 250,000) every payment date commencing on March 7, 2017, whereby the Company is the fixed rate payer (the fixed rate is set at 0.56%) and the financing institute is the floating rate payer.

A Euro 6,716,418 interest swap transaction with a decreasing notional principle amount based on the amortization table, with final maturity on April 3, 2028. The interest swap transaction is amortized quarterly (Euro 149,253.73), every payment date commencing on April 3, 2017, whereby the Company is the fixed rate payer (the fixed rate is set at 0.475%) and the financing institute is the floating rate payer.

C.	Forward contracts

In February 2017, the Company entered into a EUR 5 million forward EUR/USD contract with a rate of 1.2012 USD/EUR and following such transaction currently holds a total of forward EUR/USD contracts with an aggregate EUR denominated principal of EUR 30 million, with a weighted average rate of approximately 1.18 USD/EUR and expiration dates in October 2021 and February 2022.

Dorad Energy Ltd.

Financial Statements

As at December 31, 2016

Dorad Energy Ltd.

Financial Statements as at December 31, 2016

Somekh Chaikin
KPMG Millennium Tower
17 Ha’arba’a Street, PO Box 609
Tel Aviv 6100601, Israel
+ 972 3 684 8000

Independent Auditors’ Report

The Board of Directors
 Dorad Energy Ltd.

We have audited the accompanying financial statements of Dorad Energy Ltd., which comprise the statements of financial position as of December 31, 2016 and 2015 and the related statements of profit or loss, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2016, and the related notes to the financial statements.

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

Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dorad Energy Ltd. as of December 31, 2016 and 2015, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2016 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ Somekh Chaikin
Somekh Chaikin
Certified Public Accountants (Israel)
Member Firm of KPMG International

Tel Aviv
March 2, 2017

Dorad Energy Ltd.

Statements of Financial Position

		December 31	December 31
		2016	2015
	Note	NIS thousands	NIS thousands
Current assets
Cash and cash equivalents	4	80,967	51,894
Trade receivables		294,351	278,982
Other receivables	5	37,174	31,994
Pledged deposit	6	-	29,485
Financial derivatives		-	646
Total current assets		412,492	393,001

Non-current assets
Restricted deposit	12A1B	411,574	335,085
Prepaid expenses	12A2, 12A5	45,938	46,918
Fixed assets	7	4,170,151	4,386,971
Intangible assets		8,551	8,391
Total non-current assets		4,636,214	4,777,365

Total assets		5,048,706	5,170,366

Current liabilities
Current maturities of loans from banks	8	197,389	170,722
Current maturity of loans from related parties	10	80,000	130,000
Trade payables		293,613	247,129
Other payables	9	9,152	16,906
Total current liabilities		580,154	564,757

Non-current liabilities
Loans from banks	8	3,367,832	3,316,740
Loans from related parties	10	151,638	396,259
Provision for dismantling and restoration		35,700	35,170
Deferred tax liabilities	11	65,618	60,882
Liabilities for employee benefits, net		160	160
Total non-current liabilities		3,620,948	3,809,211

Equity	13
Share capital		11	11
Share premium		642,199	642,199
Capital reserve for activities with controlling shareholders		3,748	3,748
Retained earnings		201,646	150,440
Total equity		847,604	796,398

Total liabilities and equity		5,048,706	5,170,366

/s/ Erez Halfon	/s/ Eli Asulin	/s/ David Bitton
Erez Halfon	Eli Asulin	David Bitton
Chairman of the	Chief Executive Officer	Chief Financial Officer
Board of Directors

Date of approval of the financial statements: March 2, 2017

The accompanying notes are an integral part of the financial statements.

Dorad Energy Ltd.

Statements of Profit or Loss

		Year ended December 31,
		2016	2015	2014
	Note	NIS thousands	NIS thousands	NIS thousands
Revenues		2,299,565	2,356,832	1,484,176

Operating costs of the power plant
Energy costs		550,401	613,689	343,647
Electricity purchase and infrastructure services		1,104,826	1,000,947	690,827
Depreciation and amortization		209,057	209,953	124,339
Other operating costs		141,132	149,808	92,618

Total cost of power plant		2,005,416	1,974,397	1,251,431

Profit from operating the power plant		294,149	382,435	232,745

General and administrative expenses	14	19,178	25,681	14,022
Other expenses	12A8	-		5,771

		19,178	25,681	19,793

Operating profit		274,971	356,754	212,952

Financing income		7,025	476	46,964
Financing expenses		226,054	216,808	156,990

Financing expenses, net	15	(219,029)	(216,332)	(110,026)

Profit before taxes on income		55,942	140,422	102,926

Taxes on income	11	4,736	37,607	23,275

Profit for the year		51,206	102,815	79,651

The accompanying notes are an integral part of the financial statements.

Dorad Energy Ltd.

Statements of Changes in Equity

			Capital
			reserve for	Retained
			activities with	earnings
		Share	controlling	(accumulated
	Share capital	premium	shareholders	loss)	Total equity
	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands
For the year ended December 31, 2016

Balance as at January 1, 2016	11	642,199	3,748	150,440	796,398

Profit for the year	-	-	-	51,206	51,206

Balance as at December 31, 2016	11	642,199	3,748	201,646	847,604

For the year ended December 31, 2015

Balance as at January 1, 2015	11	642,199	3,748	47,625	693,583

Profit for the year	-	-	-	102,815	102,815

Balance as at December 31, 2015	11	642,199	3,748	150,440	796,398

For the year ended December 31, 2014

Balance as at January 1, 2014	11	642,199	3,748	(32,026)	613,932

Profit for the year	-	-	-	79,651	79,651

Balance as at December 31, 2014	11	642,199	3,748	47,625	693,583

The accompanying notes are an integral part of the financial statements.

Dorad Energy Ltd.

Statements of Cash Flows

	Year ended December 31,
	2016	2015	2014
	NIS thousands	NIS thousands	NIS thousands
Cash flows from operating activities:
Profit for the year	51,206	102,815	79,651
Adjustments:
Depreciation, amortization and fuel consumption	238,484	237,295	124,764
Taxes on income	4,736	37,607	23,275
Financing expenses, net	219,029	216,332	110,026
	462,249	491,234	258,065

Change in trade receivables	(14,761)	49,693	(328,438)
Change in other receivables	(5,179)	(20,876)	(10,886)
Change in trade payables	48,807	(129,385)	376,515
Change in other payables	677	(6,842)	(3,909)
Change in employee benefits, net	-	55	49
	29,544	(107,355)	33,331

Net cash provided by operating activities	542,999	486,694	371,047

Cash flows from investing activities:
Proceeds from (payment for) settlement of financial derivatives	(2,017)	9,609	27,679
Payment of pledged deposits	29,486	38,679	44,627
Investment in pledged deposits	-	-	(33,716)
Investment in long-term restricted deposits	(143,891)	(135,000)	(200,000)
Release of long-term restricted deposit	70,000	-	-
Long-term prepaid expenses	(1,056)	-	-
Investment in fixed assets	(25,415)	(447,338)	(267,824)
Investment in intangible assets	(2,804)	(1,767)	(2,086)
Interest received	624	115	275

Net cash used in investing activities	(75,073)	(535,702)	(431,045)

Cash flows from financing activities:
Receipt of long-term loans from related parties	16,689	23,208	60,491
Receipt of long-term loans from banks	242,772	318,100	174,764
Repayment of loans from related parties	(147,219)	-	-
Repayment of loans from banks	(143,896)	(105,121)	(12,791)
Interest paid	(408,071)	(206,032)	(96,031)

Net cash provided by (used in) financing activities	(439,725)	30,155	126,433

Net increase (decrease) in cash and cash equivalents	28,201	(18,853)	66,435

Effect of exchange rate fluctuations on cash and
cash equivalents	872	(1,031)	1,144
Cash and cash equivalents at beginning of year	51,894	71,778	4,199

Cash and cash equivalents at end of year	80,967	51,894	71,778

The accompanying notes are an integral part of the financial statements.

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2016

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
U. Dori Energy Infrastructures Ltd. (hereinafter – Dori Energy) – 18.75%
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

On April 13, 2014 the Public Utilities Authority - Electricity ("PUA") passed a resolution of which a permanent production license and a supply license will be granted to the Company, subject to the approval of the Minister of National Infrastructure, Energy and Water ("Minister of Energy"). Accordingly, on May 12, 2014 the Company was issued production licenses for 20 years with an option for additional period of extension and a supply license for one year and on May 19, 2014 the Company began commercial operation of the station. The statements of Profit or Loss for the year ended December 31, 2014 includes the Company's activity from the date of operating of the station on May 19, 2014 until the end of that year.

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

2.
On July 9, 2014 and on June 1 2015, the company submitted to the High Court two petitions against the Public Utilities Authority - Electricity (“PUA”) and the Israeli Electric Corporation Ltd. ("IEC") in view of the PUA’s intention to make a decision which includes, inter alia, to require the private electricity producers to pay IEC a general tariff which referred to by the PUA as “system costs”. The Company’s claims which were raised in the petitions were, inter alia, that the decision is contrary to the explicit instructions of the Electricity Sector Law, 1996, with respect to the manner of determining tariffs by the PUA, also, it has the potential to change the rules of the game established by the PUA and in addition severely undermines the principle of reliance of the Company, the financing entities and other third parties who relied on the information and activities of the PUA. In addition the company claimed that the PUA did not provide the Company data, information and calculations that were in its possession when determining the rate of system cost, without which the Company is not able to fully and completely examine the proposed decision and the tariffs proposed therein, and it is not able to raise all of its contentions in connection therewith.

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2016

Note 1 - General (cont’d)

B.	Licenses and legal environment (cont’d)

2.	(cont’d)

On December 7, 2014 and on June 22, 2015 the PUA filed a response to the petition in which it contended that the petition should be denied for various reasons as detailed in PUA’s response.

On June 25, 2015, the Supreme Court decided that there is no basis for instructing the PUA not to make the decision.

Pursuant to the decision of the Supreme Court, on July 5, 2015, the Company notified that it remains steadfast with respect to its petition and instructed to join the petitions regarding the matter of the system costs. On July 9, 2015, the Court rejected the Additional Petition since the proceeding was premature and the PUA had not yet decided with respect to the contentions regarding the hearing. On October 13, 2015, an agreed‑to request was filed on the part of the Company for cancellation of the petition and on October 15, 2015, the Court’s decision was rendered whereby the petition was cancelled.

In the meantime, the PUA published a summary decision regarding the “Determination of Tariffs for Management Services of the Electricity System (System cost Tariffs)”. As part of the decision, detail was provided of, among other things, management services for the system and it was provided that an accounting will be made with reference to the past commencing from June 1, 2013, however from the standpoint of the Company, only commencing from the commercial operation date at the rate of 90% of the annual system tariff.

As at December 31, 2015 the accounting had been completed for the period until June 2015 at the amount of NIS 73 million paid by the company to the IEC.

In 2015, the Company updated the provisions in its financial statements that as at December 31, 2014 amounted to NIS 123 million and adjusted them to, inter alia, the amounts that were paid according to the aforesaid. The aforesaid adjustment was included in the item of operating cost of the power plant.

3.
On January 21, 2015 PUA published a summary decision regarding “Electricity Rates for Customers of IEC in 2015” which includes a reduction of the rates for the Company’s customers. Pursuant to the decision the rates of the manufacturing component which serves as the basis for charging the Company’s customers and to which the gas price is linked, were reduced by about 9% as from February 1, 2015.

Later on, on September 7, 2015, PUA published another summary decision, which in accordance the rates for the production component was further reduced by about 6.8%, commencing from September 13, 2015. It should be noted that the linkage mechanism of the gas price including a final floor price which started to occur in March 2016.

On December 19 2016 the PUA published a summary decision regarding “Electricity Rates for Customers of IEC in 2016” which in accordance the average production component was reduced by about 0.5% as from January 1, 2017 and will remain in effect to the end of 2017. The Company estimates that the effect of the update is expected to be negligible.

In addition, it was stated in the decision that during 2017 the Electricity Authority intends to implement a new methodology adapted to the current market structure.

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2016

Note 2 - Basis of Preparation

A.	Declaration of compliance with international financial reporting standards.

The financial statements have been prepared by the Company, in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.

The financial statements were authorized for issue by the Company’s Board of Directors on March 2, 2017.

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

Notes to the Financial Statements as at December 31, 2016

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

Notes to the Financial Statements as at December 31, 2016

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

Notes to the Financial Statements as at December 31, 2016

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

3.	Derivative financial instruments

The Company holds derivative financial instruments for the purpose of economic hedging against foreign currency risks. Changes in the fair value of such derivatives are recognized in profit or loss under financing income or expenses.

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

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2016

Note 3 - Significant Accounting Policies (cont’d)

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

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2016

Note 3 - Significant Accounting Policies (cont’d)

C.	Fixed assets (cont’d)

3.	Depreciation (cont’d)

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

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2016

Note 3 - Significant Accounting Policies (cont’d)

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

2)	Non-financial assets

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

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2016

Note 3 - Significant Accounting Policies (cont’d)

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

Provision for dismantling and restoration – The Company recognized a provision for removal and restoration costs regarding its commitment under long-term lease on which the power plant is located. Changes to this provision arising from changes of the interest rate are added to or deducted against the fixed asset.

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

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2016

Note 3 - Significant Accounting Policies (cont’d)

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

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2016

Note 3 - Significant Accounting Policies (cont’d)

N.	New standards and interpretations not yet adopted

(1)	IFRS 9 (2014), Financial Instruments

IFRS 9 (2014) replaces the current guidance in IAS 39, Financial Instruments: Recognition and Measurement. IFRS 9 (2014) includes revised guidance on the classification and measurement of financial instruments, a new ‘expected credit loss’ model for calculating impairment for most financial assets, and new guidance and requirements with respect to hedge accounting.

IFRS 9 (2014) is effective for annual periods beginning on or after January 1, 2018 with early adoption being permitted.

The Company has examined the effects of applying IFRS 9 (2014), and in its opinion the effect on the financial statements will be immaterial.

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

The Company has identified that there may be several separate performance obligations which could affect the timing of the recognition of revenue.

The Company will make more detailed assessments of the impact over the next months.

IFRS 15 is applicable for annual periods beginning on or after January 1, 2018 and earlier application is permitted. The Company currently anticipates adopting the new standard from January 1, 2018.

(3)	IFRS 16, Leases

IFRS 16 replaces IAS 17, Leases and its related interpretations. The standard's instructions annul the existing requirement from lessees to classify leases as operating or finance leases. Instead of this, for lessees, the new standard presents a unified model for the accounting treatment of all leases according to which the lessee has to recognize an asset and liability in respect of the lease in its financial statements.

IFRS 16 is applicable for annual periods as of January 1, 2019, with the possibility of early adoption, so long as the company has also early adopted IFRS 15, Revenue.

The Company is examining the effects of IFRS 16 on the financial statements with no plans for early adoption.

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2016

Note 4 - Cash and Cash Equivalents

	December 31
	2016	2015
	NIS thousands	NIS thousands
Balance in banks	6	8
Deposits on demand (*)	80,961	51,886

	80,967	51,894

(*)          Deposits on demand bear interest rate of 0.1%.

Note 5 - Other Receivable

	December 31
	2016	2015
	NIS thousands	NIS thousands
Government institutions	262	14,908
Receivables for warranty and insurance	25,751	3,952
Advances to suppliers and prepaid expenses	11,161	13,134

	37,174	31,994

Note 6 - Pledged Deposits

Within the framework of signing the financing agreements (as mentioned in Note 12A(1)), the shareholders have committed to provide the Company with equity at the rate of  20% of the cost of construction of the power plant. Zorlu, Edelcom and from January 2014 Dori Energy have paid to the Company the balance of their commitment, which was presented in the financial statements as a pledged short-term deposit. Eilat Ashkelon Infrastructure Services Ltd. gave bank guarantees in accordance with their share. During 2016, following the completion of payments relating to the construction, the pledged deposits and guarantees were released (as of December 31 2015 – NIS 29,485 thousand).

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2016

Note 7 - Fixed Assets

A.	Composition

		Furniture	Leasehold
	Power plant	and equipment	improvements	Total
	NIS thousands
Cost

Balance as at January 1, 2015	4,707,706	2,280	728	4,710,714

Additions	31,829	113	8	31,950

Balance as at December 31, 2015	4,739,535	2,393	736	4,742,664

Additions	16,882	103	-	16,985

Disposals	(26,174)	-	-	(26,174)

Balance as at December 31, 2016	4,730,243	2,496	736	4,733,475

Depreciation

Balance as at January 1, 2015	121,932	381	45	122,358

Additions	232,623	639	73	233,335

Balance as at December 31, 2015	354,555	1,020	118	355,693

Additions	233,050	682	73	233,805

Disposals	(26,174)	-	-	(26,174)

Balance as at December 31, 2016	561,431	1,702	191	563,324

Carrying amounts

As at January 1, 2015	4,585,774	1,899	683	4,588,356

As at December 31, 2015	4,384,980	1,373	618	4,386,971

As at December 31, 2016	4,168,812	794	545	4,170,151

B.	Security

See Note 12C regarding a lien on the Company’s assets that serves as security for the liabilities of the Company and the shareholders.

C.	Acquisition of fixed assets on credit

In 2016 there were no acquisitions by the Company of fixed assets on credit. In 2016 the Company paid for fixed assets purchased in previous years at a total of NIS 8 million (In 2015 - NIS 421 million).

D.	Provision for restoration and dismantling

In 2015, as a result of changes in interest rates, the Company updated the provision for restoration and dismantling in the amount of NIS 6,002 thousand which was recorded against fixed assets. Changes in the time value of the provision on the books are recognized within financing expenses.

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2016

Note 8 - Loans from Banks

Presented hereunder are contractual terms of the bank loans of the company and its carrying amounts. For further information regarding the company’s exposure to interest rate risks and liquidity risks see Note 17 – financial instruments.

Details regarding interest rates and linkage*

			Carrying amount as at December 31
	Currency and
	linkage base	Effective interest	2016	2015
		%	NIS thousands	NIS thousands
Loans from banks	CPI-linked	5.58%-5.77%	3,565,221	3,487,462
Less current maturities (including	NIS
interest as at December 31)			(197,389)	(170,722)

			3,367,832	3,316,740

*   See also Note 12A(1) regarding credit terms and financial covenants.

Note 9 - Other Payables

	December 31
	2016	2015
	NIS thousands	NIS thousands
Governmental institutes	72	-
Accrued expenses (*)	5,790	13,731
Other payables	3,290	3,175

	9,152	16,906

(*) Including other payables due to related and interested parties	4,140	12,405

Note 10 - Loans from Related Parties

	December 31
	2016	2015
	NIS thousands	NIS thousands
Shareholders(1)
Eilat-Ashkelon Infrastructure Services Ltd.	85,680	186,952
Zorlu Enerji Elektrik Uretim A.S. (2)	59,344	133,817
U. Dori Energy Infrastructure Ltd. (2)	42,663	102,153
Edelcom Ltd. (2)	43,951	103,337
	231,638	526,259
Less current maturities (3)	(80,000)	(130,000)

	151,638	396,259

1.
In accordance with the agreement regarding the subordinated shareholders’ loans, the loans bear interest at the rate of 10% and are linked to the CPI. As at December 31, 2015, the amount of loans received including accrued interest is NIS 1,168,469 thousand, of which an amount of NIS 642 million was converted to equity during 2011-2013, an amount of NIS 350 million was repaid during 2016 and the remaining balance is expected to be repaid in the future subject to compliance with financial covenants as specified in the financing agreements. See Note 12A(1)(a).

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2016

Note 10 - Loans from Related Parties (cont’d)

2.	The loan balances as of December 31 2015 include certain amounts paid in advance and were pledged as a short term deposits, see Note 6.

3.
According to the financing agreements, two years after the date of commercial operation, and subject to the Company’s compliance with financial covenants and other commitments as specified in the agreement, it will be possible to repay shareholders’ loans. During 2016 the Company repaid amount of NIS 346 million out of approved amount of NIS 350 million and the remaining balance was repaid subsequent to the date of the report (out of the approved amount  NIS 204 million is repayment of interest and linkage differentials and the remaining balance of NIS 146 millions is principle repayment). The Company expects to comply with the financial covenants and commitments provided in the financing agreements, and that it will be able to repay shareholders’ loans in an estimated amount of NIS 80 million during 2017. According to these assessments, the Company has classified this amount as a current maturity in its financial statements as at December 31, 2016. Subsequent to the date of the report the Company repaid an amount of NIS 50 million.

Note 11 - Income Tax

A.	Details regarding the tax environment of the Company

(1)	Presented hereunder are the tax rates relevant to the Company in the years 2014-2016:

2014 – 26.5%
2015 – 26.5%
2016 – 25%

On January 4, 2016 the Knesset plenum passed the Law for the Amendment of the Income Tax Ordinance (Amendment 216) - 2016, by which, inter alia, the corporate tax rate would be reduced by 1.5% to a rate of 25% as from January 1, 2016.

Furthermore, on December 22, 2016 the Knesset plenum passed the Economic Efficiency Law (Legislative Amendments for Achieving Budget Objectives in the Years 2017 and 2018) – 2016, by which, inter alia, the corporate tax rate would be reduced from 25% to 23% in two steps. The first step will be to a rate of 24% as from January 2017 and the second step will be to a rate of 23% as from January 2018.

As a result of the reduction in the tax rate as described above, the deferred tax balances were calculated according to the new tax rate specified in the Law for the Amendment of the Income Tax Ordinance, at the tax rate expected to apply on the date of reversal.

The effect of the changes described above on the financial statements as at December 31, 2016 is reflected in a net decrease in the deferred tax liabilities and a decrease of deferred tax expenses in the amount of NIS 9,154 thousands.

(2)
On January 12, 2012 Amendment 188 to the Ordinance was issued, by which the Temporary Order was amended so that Standard 29 shall not apply also when determining the taxable income for 2007-2011. On July 31, 2014 Amendment 202 to the Income Tax Ordinance was published. The Amendment extended the temporary order for the tax years 2012 and 2013.

(3)	The Company is an “Industrial Company” as defined in the Encouragement of Industry (Taxes) – 1969 and accordingly is entitled to benefits which the primarily one is accelerated depreciation.

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2016

Note 11 - Income Tax (cont’d)

B.	Composition of income tax expense

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2016	2015	2014
	NIS thousands	NIS thousands	NIS thousands
Current tax	-	-	-
Deferred tax expense	4,736	37,607	23,275

	4,736	37,607	23,275

C.	Deferred tax liabilities and assets recognized

The deferred taxes are calculated using the tax rate expected to apply when reversed as described above. Changes in the tax liabilities and assets are attributed to the following items:

		Provisions
		and other
		timing	Tax losses
	Fixed assets	differences	carried forward	Total
	NIS thousands
Balance of deferred tax asset (liability) as at
January 1, 2015	(99,502)	39,117	37,110	(23,275)

Changes recognized in the
profit and loss statements	(151,915)	(25,666)	139,974	(37,607)

Balance of deferred tax asset (liability) as at
December 31, 2015	(251,417)	13,451	177,084	(60,882)

Changes recognized in the profit and loss statements	(146,564)	(3,096)	135,768	(13,890)
impact of decrease in tax rate	44,931	(1,525)	(34,250)	9,154
	(101,633)	(4,621)	101,518	(4,736)
Balance of deferred tax asset (liability) as at
December 31, 2016	(353,050)	8,830	278,602	(65,618)

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2016

Note 11 - Income Tax (cont’d)

D.	Reconciliation between the theoretical tax on the pre-tax profit and the tax expense.

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2016	2015	2014
	NIS thousands	NIS thousands	NIS thousands
Profit before taxes on income	55,942	140,422	102,926

Statutory tax rate of the company	25%	26.5%	26.5%

Tax calculated according to the Company’s statutory tax rate	13,985	37,212	27,275

Creation of deferred taxes for tax losses and benefits from previous years for
which deferred taxes were not created in the past	-	-	(4,782)
Impact of decrease in tax rate	(9,154)	-	-

Non-deductible expenses and others	(95)	395	782

Income tax expense	4,736	37,607	23,275

E.	Tax losses carried forward

The total amount of forward losses from business as at December 31, 2016 is about NIS 1,211million (as of December 31 2015 – NIS 668 million). The Company has recorded deferred taxes in respect of these losses because it expects the exploitation against taxable incomes will be created in the foreseeable future.

F.	Tax assessments

The Company has not yet received tax assessments since its establishment. Although, the company has final tax assessments up to and including the year ended December 31, 2012 (subject to the limitations prescribed by law).

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2016

Note 12 - Contingent Liabilities, Commitments and Guarantees

A.	Commitments

1.	Financing agreements

On November 29, 2010 (hereinafter: “the Financial Closing Date”), the Company signed a financing agreement and several related agreements with Bank Hapoalim Ltd. as the financial organizer, Clal Credit and Financing Ltd. from the Clal Insurance Enterprises Holdings Ltd. Group as the organizer of the institutional consortium as well as the bank and institutional investors consortium (hereinafter: “the Financing Parties”) to provide financing in the amount of up to NIS 3,850,000,000 linked to CPI, though not more than 80% of the costs of the construction of a power plant for generating electricity in Ashkelon, subject to the terms of the provisions of the financing agreement and the related agreements (hereinafter: “the Financing Agreements”). Likewise, bank guarantees will be provided to third parties according to the project documents. The financing agreement includes representations and warranties concerning the Company and the project where breaching these representations and warranties is likely to lead, inter alia, to the demand for immediate repayment of the outstanding credit and/or a breach of its obligations and/or to the cancellation of the license.

Accordingly, the Company is required to comply the following debt coverage:

1.	The Company is required to maintain a debt coverage ratio of 1.10:1 over two consecutive calculation periods, and a debt coverage ratio of 1.05:1 over the entire calculation period.

2.	The Company is required to maintain a minimal loan life coverage ratio of 1.10:1.

As at December 31, 2016, according to the Company’s expected cash flow, the company is in compliance with the coverage ratios mentioned above.

On July 2016 the Company withdraw its final drawdown from the credit facilities of the project amount of NIS 243 million in order to finance construction costs and reserve accounts that were included under the credit facility of the project. Following the final drawdown the remaining facility was cancelled.

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

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2016

Note 12 - Contingent Liabilities, Commitments and Guarantees (cont’d)

A.	Commitments (cont’d)

1.	Financing agreements (cont’d)

a.	Capital Injection Agreement and a Subordinated Loan Agreement (cont’d)

The Capital Infusion Agreement includes representations and obligations with regards to the shareholders and the project where their breach is likely to lead, inter alia, to the demand for immediate repayment of the outstanding credit and/or a breach of the Company’s obligations and/or to the cancellation of the license. According to the Subordinated Loan Agreement, any shareholder loan will be linked to the CPI and bear interest at an annual rate of 10%. In addition, it was agreed that any distribution to the shareholders, including loans repayment, will be subject to the compliance of the company with the financial covenants as described in the financial agreement (see Note 10). During the period of this statement there was no change in the relative holdings of the shareholders. Within the framework of the financing agreement, there is a lien on all of the issued share capital of the Company in favor of Poalim Trust Services Ltd., as the trustee of the Financing Parties.

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

The main reserves are a debt service reserve, a heavy maintenance reserve, a reserve for third party guarantees and a distribution reserve.

As at December 31, 2016, the Company deposited in the debt service reserve an amount of NIS 200 million, an amount of NIS 43 million in the major maintenance fund and an amount of NIS 153 million in the distribution fund, an amount of NIS 15 million in the fines and regulation fund. These amounts are classified in the statement of financial position as “long‑term restricted deposits”.

2.	Agreement to lease land under operating lease

In 2008 an agreement was signed between the Company and EAIS from the lease of 74.5 dunams of land for the power plant, for a period of 24 years and 11 months from the date of its operation. Also in 2008, the Company participated in this payment and transferred to EAIS the amount of NIS 3,047 thousand in respect of its relative share in the lease period which were paid by EAIS to ILA. This amount is classified as “long‑term prepaid expenses” and is amortized over the lease period.

During 2010 the Company signed on addendum to the land sub-lease agreement. According to the addendum to the agreement, in exchange for the lease of the lands designated for the project, an annual payment of NIS 3,705 thousand will be paid for a period of 25 years. See also Note 17.

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2016

Note 12 - Contingent Liabilities, Commitments and Guarantees (cont’d)

A.	Commitments (cont’d)

3.	The EPC Agreement

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

During August 2016 and in accordance with price review mechanism existing in the O&M agreement there was an update for the prices of some of the items included in the O&M agreement. The update was applied retroactively from the beginning of 2016.

5.	Gas Pipeline Agreement

On November 25, 2010, the Company signed a standard agreement approved by the Gas Authority according to which in accordance the government company Israel Natural Gas Lines Ltd. (“INGL”) connected the power plant to the natural gas pipeline. Dorad paid connection fees in the amount of NIS 47 million which was recognized as prepaid expenses classified under non-current assets and will be amortized over the operating period. In addition according to the agreement, Dorad is obligated to pay INGL a payment in respect of the pipe capacity commencing on the date that the connection is completed. In addition, Dorad is obligated to pay a variable payment for the gas flowing through the pipeline.

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2016

Note 12 - Contingent Liabilities, Commitments and Guarantees (cont’d)

A.	Commitments (cont’d)

6.	Petrol Storage agreement

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

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2016

Note 12 - Contingent Liabilities, Commitments and Guarantees (cont’d)

A.	Commitments (cont’d)

8.	Agreement to sell electricity

As at the reporting date the Company has agreements to sell electricity at a scope of 95% of the production capacity of the power station. The electricity delivery agreements are, mainly, based on a reduced rate compared to the rate applicable to electricity consumers in the general market, as defined by the Authority for Public Services-Electricity.

In the framework of agreements for the sale of electricity to the Ministry of Defense and Mekorot Water Company Ltd. (“Clients”), the Company was committed to begin commercial operation during the second quarter of 2013, and it was committed to compensate the clients for any delay in the commercial operation. In 2013 the Company reached an agreement with the Ministry of Defense, by which, inter alia, the compensation for the delay was given in the form of a higher reduction during the first year of operation.

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

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2016

Note 12 - Contingent Liabilities, Commitments and Guarantees (cont’d)

A.	Commitments (cont’d)

10.	Claim between the construction contractor and subcontractor (cont’d)

On September 10, 2013 the Company was announced by the court that the construction main contractor deposit the amount of the claim in a restricted deposit and therefore the Decree of Temporary confiscation that was received by the Company was cancelled.

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

11.	Claims by Dori Energy, Zorlu and Edelcom

a)	Petition to Approve a Derivative Claim filed by Dori Energy and Hemi Raphael

On April 12, 2015 the Company received two letters from representatives of Dori Energy (hereinafter- "The Representatives") that were addressed to the Company’s Chairman of the Board. As part of these letters, the company is requested to take legal action in order to reveal the engagement between one of the shareholders of the Company, Zorlu Enerji Elektrik Uretim A.S., and the construction contractor of the Dorad power station, Wood Group (EPC contractor). The aforesaid letters are advance notices to the Company regarding the intention of the representatives to file a derivative claim insofar as their requests are not accepted.

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

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2016

Note 12 - Contingent Liabilities, Commitments and Guarantees (cont’d)

A.	Commitments (cont’d)

11.	Claims by Dori Energy, Zorlu and Edelcom (cont’d)

a)	Petition to Approve a Derivative Claim filed by Dori Energy and Hemi Raphael (cont’d)

On April 20, 2016 a discussion in court focused on the application to amend the derivative claim was held in court. At the end of the discussion, the court accepted the application to amend the derivative claim in a matter that the amended derivative claim is on the agenda.

At the end of July 2016, the respondents filed their responses to the court regarding the amended application of the derivative claim. In accordance with their responses, they deny the Allegations included in the application and according to them they did not do any injustice to the company and therefore the company has no cause of action against them.

On December 27, 2016, following a negotiation between the parties, an arbitration agreement has been signed between the parties which in accordance, it was agreed to transfer the proceeding to arbitration and on  January 3 2017 The Representatives filed a motion to cancel the proceedings which was approved by the Supreme Court on  January 8 2017.

In the Company's estimation, based on the opinion of its legal counsel, at this early stage cannot intelligently assess the results of the arbitration proceedings.

b)	A letter from Zorlu

On December 27, 2015 the Company received a letter from the representatives of Zorlu that is addressed to the Company’s board of directors (hereinafter: “Zorlu’s letter”). Most of Zorlu’s letter refers to the execution of civil engineering work in a project of Dorad by the U. Dori group Ltd. and U. Dori Construction Ltd. (hereinafter and together: “Dori”) whose services were retained by the EPC contractor. According the letter of Zorlu, Dori did not fulfill its commitments regarding execution of the civil engineering work in Dorad’s project which resulted in delays in construction of the power station. Zorlu is requesting that the Company exercise its legal rights against Dori and the representatives, and insofar as its requests do not receive a positive reply, Zorlu plans to file a motion for approval of a derivative claim.

On February 3, 2016 the Company replied to Zorlu’s letter and advised that it requires an additional period beyond that prescribed in the law to examine the matters referred to in Zorlu’s letter. Zorlu replied that it agrees to the Company’s request for additional time.

c)	Petition to Approve a Derivative Claim filed by Edelcom

On July 25 2016, Edelcom submitted an application for approval of a derivative claim on behalf of the Company against U. Dori group, currently set Amos Luzon Development and Energy Ltd. (hereinafter: “”the Dori Group”), Dori Energy and Ellomay Clean Energy Ltd. (hereinafter: “Ellomay”). Edelcom’s claim is about an entrepreneurship agreement that was signed on November 25, 2010 between the Company and Dori Group, pursuant to which in consideration for the management and entrepreneurship services of the power station project the Dori Group received from the Company payment in the amount of NIS 49.4 million and it undertook to continue holding, directly or indirectly, at least 10% of the Company’s share capital for a period of 12 months from the date the power station is handed over to the Company by the construction contractor (hereinafter and respectively: “the entrepreneurship agreement” and “the entrepreneurship fee”). According to Edelcom, Dori Group’s holdings in the Company are through Dori Energy, which on November 25, 2010 entered into a triangular investment agreement between Dori Energy, Ellomay and the Dori Group (hereinafter: “the Dori Energy investment agreement”).

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2016

Note 12 - Contingent Liabilities, Commitments and Guarantees (cont’d)

A.	Commitments (cont’d)

11.	Claims by Dori Energy, Zorlu and Edelcom (cont’d)

c)	Petition to Approve a Derivative Claim filed by Edelcom (cont’d)

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

On January 4 2017, following a signed arbitration agreement between the parties, a request was filed to the court by the parties for cancellation of the claim and the claim will be heard within the arbitration proceedings.

d)	Statement of Claim filed by Edelcom

On July 27 2016, Edelcom submitted a lawsuit against Dori Group, Dori Energy and Ellumei ("Defendants"), in respect of the transfer of company’s shares in contrary to the provisions of the shareholders' agreement signed between the Company and its shareholders on November 25, 2010 ("Shareholders Agreement"). According to Edelcom, the defendants interpreted unlawfully and in bad faith the provisions of the shareholders' agreement while contracted in investment agreement followed by an allocation of shares made in contrary to the provisions of the shareholders agreement.

Edelcom claims for a various of declaratory remedies and an operative remedy which will enforce of the sanctions set forth in the shareholders agreement, an order directed to the company and ordered her to withhold any payment due to Dori Energy by virtue of its status as a shareholder in the company, including dividends or repayment of shareholders' loan, and an order addressed to the company and ordered her to suspend Mr. Menachem Refael role as a director of the Company from Dori energy and prohibit Mr. Rephael be present or vote in meetings of the Board.

The parties agreed that this claim will be transferred to the arbitration proceedings.

B.	Bank guarantees

As at the date of the report, the Company provided, through its shareholders, based on their proportionate holdings in the Company and pursuant by the financing agreements bank guarantees to INGL, the Public Utilities Authority (“PUA”), for purposes of compliance with the terms of the licenses granted to the Company, and in favor of the System Management Unit in the Electric Company, as required under the Company’s agreement with the Electric Company, and in accordance with the guidelines published by the PUA. The total amount of the guarantees given, as detailed above, is approximately NIS 160 million. Subsequent to the date of the report, on January 2017, there was an update to the amount of the guarantee provided to system manager whereas the total updated amount is NIS 163 million.

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2016

Note 12 - Contingent Liabilities, Commitments and Guarantees (cont’d)

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

3.
Lien on account of guarantees to third parties – a fixed lien, mortgage and assignment by way of a first priority lien, and a second priority lien on all assets and rights with respect to the account of guarantees including the funds, the securities, the documents and the notes of others of any type that will be deposited in the account from time to time, as detailed in the mortgage deed and all of its appendices. In addition during 2015, deposited NIS 70 million to guarantees to third parties account. During 2016, following the cancellation of the guarantee the lien was removed and the deposit was released.

4.
Lien on the land of the project – A fixed lien and first priority mortgage and an assignment by way of lien on all of the rights, existing and future, of the pledger with no exceptions, per the development agreement that was signed between the pledger and the Israel Lands Administration (“ILA”) with respect to the land.

Note 13 - Share Capital

Composition of the share capital in nominal values:

	Number of shares
	December 31
		Issued and	Issued and
	Authorized	paid-in	paid-in
		2016	2015
Ordinary shares of NIS 1 par value	500,000	10,640	10,640

See Note 12A1(A) regarding an issuance of shares against a conversion of loans into equity.

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2016

Note 14 - General and Administrative Expenses

	For the year ended December 31
	2016	2015	2014
	NIS thousands
Wages and related expenses	9,407	13,347	4,637
Rental and office maintenance	2,233	2,553	1,242
Profession services	6,592	8,927	7,689
Depreciation	755	712	426
Other	191	142	28

	19,178	25,681	14,022

Note 15 - Financing Income and Expenses, Net

	Year ended December 31
	2016	2015	2014
	NIS thousands
Financing income
Revaluation of derivatives	-	-	46,662
Net foreign exchange	3,944	124	-
Other	3,081	352	302

	7,025	476	46,964

Financing expenses
Revaluation of derivatives	2,663	835	-
Interest expense on bank loans	186,139	168,887	118,322
Interest expense on loans from related parties	35,267	40,791	22,708
Net foreign exchange loss	-	-	12,012
Bank commissions	1,455	2,858	3,369
Other financing expenses	530	3,437	579

	226,054	216,808	156,990

Net financing expenses	219,029	216,332	110,026

For further information regarding financial expenses due to transactions with related parties, see Note 17 - Related and Interested Parties.

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2016

Note 16 - Financial Instruments

A.	Overview

The Company has exposure to the following risks from its use of financial instruments:

●	Credit risk

●	Liquidity risk

●	Market risk

This note presents quantitative and qualitative information about the Company’s exposure to each of the above risks, and the Company’s objectives, policies and processes for measuring and managing risk.

In order to manage these risks and as described hereunder, the Company executes transactions in derivative financial instruments. Presented hereunder is the composition of the derivatives:

	December 31
	2016	2015
	NIS thousands
Derivatives presented under current assets
Forward exchange contracts used for economic hedge	-	646

B.	Risk management framework

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

Cash and cash equivalents
As at December 31, 2016, the Company has cash and cash equivalents in the amount of NIS 80,967 thousand (December 31, 2015 - NIS 51,894 thousand). The Company’s cash and cash equivalents are deposited with a financial institution having a high credit rating (international rating scale).

Pledged deposits
As at December 31, 2016, the Company did not hold pledged deposits (December 31, 2015 – NIS 29,485 thousand), see also Note 6.

Restricted deposits
As at December 31, 2016 the Company has deposits in the amount of NIS 411,574 thousand that are restricted according to the financing agreements (December 31, 2015 – NIS 335,085 thousand). The Company’s restricted deposits are held with a financial institution having a high credit rating (international rating scale).

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2016

Note 16 - Financial Instruments (cont’d)

C.	Credit Risk (cont’d)

Trade and other receivables
The Company’s exposure to credit risk is influenced mainly by the individual characteristics of each customer. The Company has established a credit policy under which each new customer is analyzed individually for credit worthiness. The Company’s review includes external ratings, when available.

As at December 31, 2016 no impairment was recorded.

Bodies that provided financing for the project’s construction
Credit risk from bodies that provided financing to the Company for the project’s construction in respect of the financing agreements as described in Note 12.A.1. These bodies have a high credit rating.

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

The Company has contractual commitments due to financing agreements, O&M agreement, the Gas Purchase agreement and the Gas Pipeline agreement. For further information see Note 12.

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2016

Note 16 - Financial Instruments (cont’d)

D.	Liquidity risk (cont’d)

The following are the contractual maturities of financial liabilities at undiscounted amounts and based on the rates at the reporting date, including estimated interest payments.

	December 31, 2016
	Carrying	Contractual	6 months				More than
	amount	cash flows	or less	6-12 months	1-2 years	2-5 years	5 years
	NIS thousands
Non-derivative financial liabilities

Trade payables	293,613	293,613	293,613	-	-	-	-

Other payables	6,410	6,410	6,410	-	-	-	-

Loans from banks	3,565,221	5,054,106	188,000	176,066	366,521	1,106,546	3,216,973

Loans from related parties	231,638	278,237	50,000	30,000	80,000	118,237	-

	4,096,882	5,632,366	538,023	206,066	446,521	1,224,783	3,216,973

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2016

Note 16 - Financial Instruments (cont’d)

D.	Liquidity risk (cont’d)

	December 31, 2015
	Carrying	Contractual	6 months				More than
	amount	cash flows	or less	6-12 months	1-2 years	2-5 years	5 years
	NIS thousands
Non-derivative financial liabilities

Trade payables	247,129	247,129	247,129	-	-	-	-

Other payables	13,731	13,731	13,731	-	-	-	-

Loans from banks	3,487,462	5,128,178	176,647	165,014	344,767	1,046,281	3,395,469

Loans from related parties	526,259	547,820	130,000	-	139,273	278,547	-

	4,274,581	5,936,858	567,507	165,014	484,040	1,324,828	3,395,469

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2016

Note 16 - Financial Instruments (cont’d)

E.	Market risk

Market risk is the risk that changes in market prices will affect the Company’s income. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.

As of December 31, 2016 and since the beginning of commercial operation of the power plant, the management estimates that the main risks are: changes in regulations applicable to the area of operations as approved by the electricity authority, a change in the gas purchase costs and other changes in the electricity and gas market, political and security events.

(1)	Linkage and foreign currency risk

As a result of the Company's agreement with the construction contractor, maintenance contractor and the gas suppliers, as described in Note 12, the Company is exposed to changes in the dollar/NIS exchange rate. In order to reduce this exposure the Company entered into forward transactions to purchase dollars for NIS.

(a)	The exposure to linkage and foreign currency risk

The Company's exposure to linkage and foreign currency risk is as follows:

	December 31, 2016
	Non-financial	Unlinked	CPI-linked	US Dollar	Total
	NIS thousand
Financial assets and financial liabilities:
Current assets:
Cash and cash equivalents	-	74,973	-	5,994	80,967
Trade receivables	-	294,351	-	-	294,351
Other receivables	37,174	-	-	-	37,174

Non-current assets:
Restricted deposits	-	272,280	-	139,294	411,574
Prepaid expenses	45,938	-	-	-	45,938
Fixed assets	4,170,151	-	-	-	4,170,151
Intangible assets	8,551	-	-	-	8,551

Current liabilities:
Current maturities of loans from banks	-	-	197,389	-	197,389
Current maturities of loans from related parties	-	-	80,000	-	80,000
Trade payables	-	241,469	-	52,144	293,613
Other accounts payable	2,742	1,610	-	4,800	9,152

Non-current liabilities:
Deferred tax liabilities	65,618	-	-	-	65,618
Provisions for dismantling and restoration	35,700	-	-	-	35,700
Loans from banks	-	-	3,367,832	-	3,367,832
Long-term loans from related parties	-	-	151,638	-	151,638
Liabilities for employee benefits, net	160	-	-	-	160
Total exposure in statement of financial position
in respect of financial assets and financial liabilities	4,157,594	398,525	(3,796,859)	88,344	847,604

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2016

Note 16 - Financial Instruments (cont’d)

E.	Market risk (cont’d)

(1)	Linkage and foreign currency risks (cont’d)

(a)	The exposure to linkage and foreign currency risk (cont’d)

The Company's exposure to linkage and foreign currency risk is as follows:

	December 31, 2015
	Non-financial	Unlinked	CPI-linked	US Dollar	Total
	NIS thousand
Financial assets and financial liabilities:
Current assets:
Cash and cash equivalents	-	42,827	-	9,067	51,894
Trade receivables	-	278,982	-	-	278,982
Pledged deposits	-	29,485	-	-	29,485
Accounts receivable	31,994	-	-	-	31,994
Derivative financial instruments	-	-	-	646	646

Non-current assets:
Prepaid expenses	46,918	-	-	-	46,918
Fixed assets	4,386,971	-	-	-	4,386,971
Intangible assets	8,391	-	-	-	8,391
Restricted deposits	-	335,085	-	-	335,085

Current liabilities:
Current maturities of loans from banks	-	-	170,722	-	170,722
Current maturities of loans from related parties	-	-	130,000	-	130,000
Other accounts payable	3,175	1,326	-	12,405	16,906
Trade payables	-	218,143	-	28,986	247,129

Non-current liabilities:
Deferred tax liabilities	60,882	-	-	-	60,882
Provisions for dismantling and restoration	35,170	-	-	-	35,170
Loans from banks	-	-	3,316,740	-	3,316,740
Long-term loans from related parties	-	-	396,259	-	396,259
Liabilities for employee benefits, net	160	-	-	-	160
Total exposure in statement of financial position
in respect of financial assets and financial liabilities	4,374,887	466,910	(4,013,721)	(31,678)	796,398

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2016

Note 16 - Financial Instruments (cont’d)

E.	Market risk (cont’d)

(1)	Linkage and foreign currency risks (cont’d)

(a)	The exposure to linkage and foreign currency risk (cont’d)

The Company’s exposure to foreign currency risk due to derivative financial instruments is as follows:

December 31, 2016
	Currency/	Currency/	Principal
	linkage	linkage	amount in	Dates of
	receivable	payable	$ millions	expiration	Fair value
NIS thousands
Instruments used for hedging:
Forward foreign currency contracts	US dollars	NIS	-	-	-

December 31, 2015
	Currency/	Currency/	Principal
	linkage	linkage	amount in	Dates of
	receivable	payable	$ millions	expiration	Fair value
NIS thousands

Instruments used for hedging:				Jan. 29, 2016 up to
Forward foreign currency contracts	US dollars	NIS	20	March 31, 2016	646

(b)	Sensitivity analysis

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

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2016

Note 16 - Financial Instruments (cont’d)

E.	Market risk (cont’d)

(1)	Linkage and foreign currency risks (cont’d)

(b)	Sensitivity analysis (cont’d)

	December 31, 2016		December 31, 2015
	Increase	Decrease	Increase	Decrease
	Profit or loss	Profit or loss	Profit or loss	Profit or loss
	NIS thousands	NIS thousands	NIS thousands	NIS thousands
Change in the exchange rate of:
5% in the US dollar (1)	4,417	(4,417)	2,270	(2,107)
10% in the U.S. dollar (1)	8,834	(8,834)	4,458	(4,295)
1% change in CPI (2)	(37,969)	37,969	(39,842)	39,842
2% change in CPI (2)	(75,937)	75,937	(79,685)	79,685

(1)
The sensitivity derives mainly from balances of cash, restricted deposits, derivatives and balances of trade and other payables in foreign currency. Up to the date of the commercial operation of the power station, revaluation of the balances of the trade and other payables denominated in foreign currency and the balance of cash were capitalized to the construction cost of the power station.

(2)	The effect of the change on equity is the same as in profit or loss.

(2)	Interest rate risk

As of December 31 2015, the Company was exposed to changes in fair value, as a result of changes in the interest curve, from its financial derivatives measured at fair value. The debt instruments of the Company bear fixed interest rate. The Company did not present a sensitivity analysis as a result of changes in the interest curve, as it is immaterial. As of December 31 2016, the Company is not exposed to changes in fair value since it not having financial derivatives measured at fair value.

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2016

Note 16 - Financial Instruments (cont’d)

F.	Fair value

(1)	Fair values versus carrying amounts

The carrying amounts of certain financial assets and liabilities, including cash and cash equivalents, other accounts receivable, pledged deposits, derivative financial instruments, trade payables, long term loans from related parties and other accounts payable are the same or proximate to their fair value.

The fair values of the financial liabilities, together with the carrying amounts shown in the statement of financial position, are as follows:

	December 31
	2016		2015
	Carrying	Fair	Carrying	Fair
	amount	value	amount	value
	NIS thousands	NIS thousands	NIS thousands	NIS thousands
Long-term loans from banks (*)	3,565,221	3,798,313	3,487,462	4,234,799

(*)	Including current maturities.

(2)	Interest rates used for determining fair value

The interest rates used to discount estimated cash flows, when applicable, are based on the government yield curve at the reporting date (level 2 on fair value hierarchy) plus an adequate credit spread, and were as follows:

	December 31
	2016	2015
	%	%
Long-term loans from banks	4.6%	3.9%

(3)	Fair value hierarchy

The table below analyses financial instruments carried at fair value, by valuation method. The different levels have been defined as follows:

●	Level 1: quoted prices (unadjusted) in active markets for identical instruments

●	Level 2: inputs other than quoted prices included within Level 1 that are observable, either directly or indirectly

●	Level 3: inputs that are not based on observable market data (unobservable inputs).

December 31, 2016
	Level 1	Level 2	Level 3	Total
	NIS thousands	NIS thousands	NIS thousands	NIS thousands
Derivatives used for hedging:
Forward foreign currency contracts	-	-	-	-

	December 31, 2015
	Level 1	Level 2	Level 3	Total
	NIS thousands	NIS thousands	NIS thousands	NIS thousands
Derivatives used for hedging:
Forward foreign currency contracts	-	646	-	646

Dorad Energy Ltd.
Notes to the Financial Statements as at December 31, 2016

Note 17 - Related and Interested Parties

A.	Transactions with related and interested parties

Details of transactions with related and interested parties are presented below (all the transactions are at market terms):

		Year ended December 31			December 31
		2016	2015	2014	2016	2015
Related party/Interested party	Nature of transaction	Transactions amounts			Outstanding balance
Parties having significant influence	On February 2015, the Company entered into an agreement with Ezom to completion of works related to the constructions of the station.	-	* 58,272	-	4,140	12,405

Parties having significant influence	The Company entered into an agreement with EAPSS regarding operation and maintenance of the power plant including the purchasing of spare parts as from November 2012. The payments will be made on a monthly basis throughout the period of the agreement. See Note 12A(4)) regarding a subcontracting agreement between EAPSS and Ezom Ltd.	128,147	126,205	87,956	32,680	27,918

Parties having significant influence	The Company entered into an agreement with Eilat Ashkelon Pipelene Company Ltd. (EAPC) regarding petrol storage services as of July 2013. The payments will be paid on a quarterly basis (see Note 12A(6)).	3,596	3,619	3,654	-	-

Parties having significant influence	The Company entered into a lease agreement of the land for the power plant (see Note 12A(2)).	3,892	3,928	5,035	-	-

Parties having significant influence	On March 2015, the Company entered into an agreement with EAPC for renting an operational areas near to the power station	151	251	-	-	-

* The amount recognized in 2014 as fixed assets against accrued expenses

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2016

Note 17 - Related and Interested Parties (cont’d)

A.	Transactions with related and interested parties (cont’d)

Details of transactions with related and interested parties are presented below (all the transactions are at market terms): (cont’d)

		Year ended December 31			December 31
		2016	2015	2014	2016	2015
Related party/Interested party	Nature of transaction	Transactions amounts			Outstanding balance
Parties having significant influence	The Company has several agreements with related companies for the sale of electricity.	27,252	44,401	33,891	2,035	5,080

Related Party	The Company engage with Ramat Negev Energy for purchase electricity.	86	-	-	-	-

Key management personnel	CEO benefits	2,113	**5,419	2,769	720	1,460

**  The amount includes a bonus for the years 2014 and 2015.

B.	The liabilities of the Company to related and interested parties

	The terms of the loan					Balance as at December 31
		Term of		Interest	Linkage
	Face value	repayment		rate	base	2016	2015
	NIS thousands			%		NIS thousands

Loans from related parties (*)	231,638	(*	)	10%	CPI	231,638	526,259

*   Financial expenses for loans from related parties until the date of commercial operation incurred in the loan fund. The loans would be returned in accordance with the Financing Agreements, see also Note 10. For further information regarding commitment of the shareholders to provide financing according to their relative share in the Company's shares - see Note 12(A)(1)(A).