Form 20-F
period 2017-12-31
Ellomay Capital Ltd.
filed 2018-03-29
CIK 946394

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

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
9 Rothschild Boulevard, 2nd floor
Tel Aviv 6688112, Israel
 (Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Ordinary Shares, par value NIS 10.00 per share	NYSE American LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Title of Class

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Title of Class

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:  10,675,5081 ordinary shares, NIS 10.00 par value per share.

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

Yes ☐          No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☑	Emerging growth company ☐

[1]
Does not include a total of 258,046 ordinary shares held at that date as treasury shares under Israeli law, all of which were repurchased by Ellomay. For so long as such treasury shares are owned by Ellomay they have no rights and, accordingly, are neither eligible to participate in or receive any future dividends which may be paid to Ellomay’s shareholders nor are they entitled to participate in, be voted at or be counted as part of the quorum for, any meetings of Ellomay’s shareholders.

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐
† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

All references to “€,” “euro” or “EUR” are to the legal currency of the European Union, all references to “NIS” or “New Israeli Shekel” are to the legal currency of Israel and all references to “$,” “dollar,” “US$,” “USD” or “U.S. dollar” are to the legal currency of the United States of America.

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

Effective December 31, 2017, we changed the presentation currency of our consolidated financial statements from the US dollar to the euro to better reflect the profile of our assets, revenues, costs and cash flows, which are primarily generated in euro, and hence, to better present our financial performance. All comparative financial information has been restated into euro in this annual report.

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

The forward-looking statements contained in this report are based on current expectations and beliefs concerning future developments and the potential effects on our business. There can be no assurance that future developments actually affecting us will be those anticipated. These forward-looking statements involve a number of risks, uncertainties or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements, including the following:

•
dependency on the availability of financial incentives and government subsidies and on governmental regulations for our renewable energy operations and the potential reduction or elimination, including retroactive amendments, of the government subsidies and economic incentives applicable to, or amendments to regulations governing the, renewable energy markets in which we operate or to which we may in the future enter;

•	risks related to projects that are in the development stage due to the inability to obtain or maintain licenses or project finance;

•
our contractors’ technical, professional and financial ability to deliver on and comply with their operation and maintenance undertakings in connection with the operation of our renewable energy facilities;

•	defects in the components of the renewable energy facilities we operate;

•	risks relating to operations in foreign countries, including cross currency movements, payment cycles and tax issues;

•	changes in the prices of energy or in the components or raw materials required for the production of renewable energy;

•	the market, economic and political factors in the countries in which we operate;

•	weather conditions and various meteorological and geographic factors;

•	our ability to maintain and gain expertise in the energy market, and to track, monitor and manage the projects which we have undertaken;

•	our ability to meet our undertakings under various financing agreements, including to our debenture holders, and our ability to raise additional equity or debt financing in the future;

•	the risks we are exposed to due to our holdings in U. Dori Energy Infrastructures Ltd. and Dorad Energy Ltd.;

•	the risks we are exposed to due to our involvement in Waste-to-Energy, or WtE, projects in the Netherlands;

•	fluctuations in the value of currency and interest rates;

•	the price and market liquidity of our ordinary shares;

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

The following tables set forth our selected consolidated financial and other financial and operating data. Historical results are not indicative of the results to be expected in the future. Our financial statements have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board. The selected consolidated financial data set forth below should be read in conjunction with and is qualified by reference to our consolidated financial statements and the related notes, as well as “Item 5: Operating and Financial Review and Prospects.” The consolidated statements of profit or loss and other comprehensive income (loss) for each of the years in the three-year period ended December 31, 2017 and the consolidated statements of financial position as of December 31, 2017 and December 31, 2016 are derived from our audited consolidated financial statements appearing elsewhere in this Report. The consolidated statements of profit or loss and other comprehensive income (loss) for each of the years in the two-year period ended December 31, 2013 and 2014 and the consolidated balance sheet data as of December 31, 2013, 2014 and 2015 are derived from our audited consolidated financial statements that are not included in this Report.

Effective December 31, 2017, we changed the presentation currency of our consolidated financial statements from the US dollar to the euro to better reflect the profile of our assets, revenues, costs and cash flows, which are primarily generated in euro, and hence, to better present our financial performance. All comparative financial information has been restated into euro in this annual report.

Consolidated Statements of Profit or Loss and Other Comprehensive Income (Loss)
 (in thousands except per share and share data)

	Year ended December 31,
	2013	2014	2015	2016	2017	2017
	euro					Convenience Translation into US$(1)
Revenues	9,423	11,910	12,446	11,632	13,636	16,333
Operating expenses	1,728	2,326	(2,571)	(2,082)	(2,549)	(3,053)
Depreciation expenses	(2,919)	(4,110)	(4,428)	(4,411)	(4,518)	(5,411)
Gross profit	4,776	5,474	5,447	5,139	6,569	7,869
Project development costs	*(689)	*(744)	*(1,044)	*(2,201)	*(2,739)	*(3,281)
General and administrative expenses	*(1,814)	*(2,469)	*(2,328)	*(2,032)	*(2,420)	*(2,899)
Share of profits (losses) of equity accounted investee	(392)	1,368	2,202	1,375	1,531	1,834
Other income (expense), net	(30)	1,082	18	90	18	22
Gain on bargain purchase	7,431	3,006	-	-	-	-

Operating profit	9,282	7,717	4,295	2,371	2,959	3,545
Financing income	148	1,537	2,061	263	1,333	1,597
Financing income (expenses) in connection with derivatives, net	1,120	(789)	3,192	636	(3,156)	(3,780)
Financing expenses	(3,049)	(3,460)	(3,177)	(3,333)	(7,405)	(8,869)
Financing income (expenses), net	(1,781)	(2,712)	2,076	(2,434)	(9,228)	(11,052)

Profit (loss) before taxes on income	7,501	5,005	6,371	(63)	(6,269)	(7,507)
Tax benefit (taxes on income)	(178)	(119)	1,739	(569)	(372)	(447)

Profit (loss) for the year	7,323	4,886	8,110	(632)	(6,641)	(7,954)

Profit (Loss) attributable to:
Owners of the Company	7,308	4,893	8,340	(209)	(6,115)	(7,324)
Non-controlling interests	15	(7)	(230)	(423)	(526)	(630)
Profit (loss) for the year	7,323	4,886	8,110	(632)	(6,641)	(7,954)

Other comprehensive income (loss) items that after initial recognition in comprehensive income (loss) were or will be transferred to profit or loss:
Foreign currency translation differences for foreign operations	4,383	181	1,104	692	(359)	(430)

Effective portion of change in fair value of cash flow hedges	-	-	-	-	(1,244)	(1,490)
Net change in fair value of cash flow hedges transferred to profit or loss	-	-	-	-	1,382	1,655
Total other comprehensive income (loss)	4,383	181	1,104	692	(221)	(265)
Total comprehensive income (loss) for the year	11,706	5,067	9,214	60	(6,862)	(8,219)

Basic earnings (loss) per share	0.68	0.46	0.78	(0.02)	(0.57)	(0.69)

Diluted earnings (loss) per share	0.68	0.45	0.78	(0.02)	(0.57)	(0.69)
Weighted average number of shares used for computing basic earnings (loss) per share	10,692,371	10,692,371	10,715,634	10,667,700	10,675,757	10,675,757
Weighted average number of shares used for computing diluted earnings (loss) per share	10,752,808	10,808,288	10,758,370	10,667,700	10,675,757	10,675,757

* During the year ended December 31, 2017, we changed the income statement classification of expenses related to project development from general and administrative expenses to project development costs to reflect more appropriately their nature and the way in which economic benefits are expected to be derived from the use of such costs. Comparative amounts were reclassified for consistency.

Other financial data (in thousands)

	Year ended December 31,
	2013	2014	2015	2016	2017	2017
	euro					Convenience Translation into US$(1)
EBITDA*	12,201	11,827	6,708	6,782	7,477	8,956
________________________________
*
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

Reconciliation of Profit (Loss) to EBITDA (in thousands)

	Year ended December 31,
	2013	2014	2015	2016	2017	2017
	euro					Convenience Translation into US$(1)
Profit (loss) for the year	7,323	4,886	8,110	(632)	(6,641)	(7,954)
Financing income (expenses), net	(1,781)	(2,712)	2,076	(2,434)	(9,228)	(11,052)
Taxes benefit (taxes on income)	(178)	(119)	1,739	(569)	(372)	(447)
Depreciation and amortization	(2,919)	(4,110)	(4,428)	(4,411)	(4,518)	(5,411)
EBITDA	12,201	11,827	6,708	6,782	7,477	8,956

Consolidated Statements of Financial Position Data (in thousands, except share data)

	At December 31,
	2013		2014		2015		2016		2017		2017
	euro										Convenience Translation into US$(1)
Working capital (deficiency)	(3,182)		15,554		21,515		22,402		31,286		37,473
Total assets	106,650		130,953		147,314		148,464		198,088		237,261
Total liabilities	34,238		53,474		60,872		64,093		120,588		144,435
Total equity	72,412		77,479		86,442		84,371		77,500		92,826
Capital stock	76,829	(2)	76,829	(2)	76,660	(3)	76,592	(4)	76,583	(5)	91,728	(5)
Ordinary shares outstanding	10,692,371	(2)	10,692,371	(2)	10,678,888	(3)	10,677,370	(4)	10,675,508	(5)	10,675,508	(5)
____________________________
(1)
The euro figures at December 31, 2017, and for the period then ended have been translated throughout this Report into U.S. dollars using the representative exchange rate of the dollar at December 31, 2017 (euro 1 = US$ 1.198). The translation was made solely for convenience, is supplementary information, and is distinguished from the financial statements. The translated dollar figures should not be construed as a representation that the European currency amounts actually represent, or could be converted into, U.S. dollars. See also “Exchange Rate Information” below for recent exchange rates between the euro and the US$.

(2)	Net of 85,655 treasury shares that were purchased during 2011 and 2012 according to a share buyback program authorized by our Board of Directors.
(3)	Net of 254,666 treasury shares that were purchased during 2011, 2012 and 2015 according to share buyback programs authorized by our Board of Directors.
(4)	Net of 256,184 treasury shares that were purchased during 2011, 2012, 2015 and 2016 according to share buyback programs authorized by our Board of Directors.
(5)	Net of 258,046 treasury shares that were purchased during 2011, 2012, 2015, 2016 and 2017 according to share buyback programs authorized by our Board of Directors.

Exchange Rate Information

The following table sets forth, for the periods and dates indicated, information regarding the exchange rates between the euro and the US$ based upon the representative rate of exchange as published by the Bank of Israel. Average rates are calculated by using the daily representative rates on the last day of each month during the periods presented. See Note 2 to the consolidated financial statements included elsewhere in this Form 20-F.

	US$ per euro
Period	Average Exchange Rate	High	Low	End of Period
Year ended December 31, 2013	1.330	1.381	1.278	1.378
Year ended December 31, 2014	1.321	1.380	1.259	1.215
Year ended December 31, 2015	1.104	1.204	1.053	1.088
Year ended December 31, 2016	1.103	1.157	1.038	1.052
Year ended December 31, 2017	1.136	1.206	1.038	1.198

	US$ per euro
Period	High	Low
September 2017	1.206	1.174
October 2017	1.183	1.163
November 2017	1.194	1.157
December 2017	1.198	1.174
January 2018	1.246	1.193
February 2018	1.252	1.222
March 2018 (through March 15, 2018)	1.241	1.229

On March 1, 2018, the euro/US$ exchange rate was euro 1 to US$ 1.222.

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

Risks Related to our Business

Risks Related to our Renewable Energy Operations

Our business depends to a large extent on the availability of financial incentives. The reduction or elimination of government subsidies and economic incentives could reduce our profitability and adversely impact our revenues and growth prospects.  Many countries, such as Germany, Spain, Italy, the Netherlands, France, Portugal, Japan and Israel, offer substantial incentives to offset the cost of renewable energy production, including photovoltaic power systems and WtE technologies in the form of Feed-in-Tariff, or FiT, or other incentives to promote the use of clean energy (including solar energy and biogas) and to reduce dependence on other forms of energy. In addition, several countries encourage manufacturers and farmers to choose waste management methods that are more environmentally-friendly, either by establishing fines on non-environmentally friendly waste management methods or by payment of incentives. These government incentives could potentially be reduced or eliminated altogether. For instance, both the Italian and Spanish governments previously revised the government incentives as described under “Business” below and in our financial statements included elsewhere in this Report. If the Italian, Spanish or Israeli governments elect to revise the existing incentive schemes, this may adversely affect the profitability of our photovoltaic plants, or the PV Plants, and of any new photovoltaic plant acquired or constructed by us. If the Dutch government revises the incentive scheme for existing or future WtE facilities to reduce the support or increase the liabilities of WtE facilities, it may adversely affect our profitability from future WtE projects in the Netherlands. Any retroactive or prospective changes in the incentive schemes in other countries may affect our business plan and any future projects we may be interested in developing or acquiring in such countries. In general, uncertainty about the introduction of, reduction in, or elimination of, incentives or delays or interruptions in the implementation of favorable laws could substantially affect our profitability and adversely affect our ability to continue and develop new renewable energy facilities.

Existing regulations, and changes to such regulations, may present technical, regulatory and economic barriers and restrictions to the construction and operation of renewable energy facilities, which may adversely affect our operations.  The installation and operation of renewable energy facilities is subject to oversight and regulation in accordance with international, European (to the extent applicable), national and local ordinances, building codes, zoning (or permitting), environmental protection regulation, including waste disposal regulations, utility interconnection requirements, security requirements and other rules and regulations. Any changes in applicable regulations that increases the burdens or restrictions on the operation of our renewable energy facilities, such as a change in regulations governing waste disposal times and locations in countries in which our WtE facilities dispose the digestate resulting from their operations, could increase our costs of operation and, as a result, adversely affect our results of operations. In addition, various governmental, municipal and other regulatory entities require the issuance and continued effectiveness of relevant permits, licenses and authorizations for the construction and operation of renewable energy facilities. If such permits, licenses and authorizations are not issued on a timely basis, this could result in the interruption, cessation or abandonment of a newly constructed renewable energy facility, or may require making significant changes to such renewable energy facility, any of which may cause severe losses. In addition, if issued, these licenses and permits may be revoked by the authorities following their issuance in the event the authorities discover irregularities or deviations from the scope of the license or permit. Any revocation of existing licenses may obligate us to cease operating the relevant renewable energy facility for the period required in order to renew the relevant license or indefinitely and therefore will adversely affect our business and results of operations.

In recent years, we entered the development and entrepreneurship renewable energy market. These operations are exposed to regulatory and other development risks that may cause such projects not to enter into the construction phase and thereby cause the total or partial loss of the project development funds invested in the project.  We are currently active in several projects in various development stages, mainly the Talasol Project and the Manara Project. Projects in the development stages are exposed to various risks, including the inability to secure the project’s income through a hedging agreement or a PPA supported by a government or a corporation with sufficient financial capabilities, the inability to obtain or maintain regulatory permits and approvals, the inability to obtain project finance, upon terms economically beneficial or at all, potential disagreements and conflicts with partners, dependency on technical consultants and surveys and risks associated with operations in foreign countries. If any of these risks materialize, the entire project may be delayed or cancelled altogether, causing the loss of all part of the funds invested in the project development efforts. Even if we succeed in selling our rights in a project to third parties, the return of our project development expenses will likely be conditioned upon the continued development of the project by such third parties.

Success of our renewable energy facilities, from their construction through their commissioning and ongoing commercial operation, depend to a large extent on the cooperation, reliability, solvency, and proper performance of the contractors we engage for the construction, operation and maintenance of our renewable energy facilities, or the Contractors, and of the other third parties involved, including subcontractors, local advisors, financing entities, land owners, suppliers of parts and equipment, the energy grid regulator, governmental agencies and other potential purchasers of electricity.  The construction and operation of a renewable energy facility requires timely input, often of a highly specialized technical nature, from several parties, including the suppliers of the various system components (such as solar panels or CHP engine) and plant operators, other suppliers of relevant parts and materials (including replacement parts), feedstock suppliers, land owners, subcontractors, electricity brokers, financing entities and governmental and related agencies (as subsidizers and as regulators). In addition, as we use Contractors to construct and thereafter operate and maintain our renewable energy facilities, we depend on the Contractors’ expertise and experience, representations, warranties and undertakings regarding, inter alia: the construction quality, schedule of construction, operation, maintenance and performance of each of the facilities, the use of high-quality materials, strict compliance with applicable legal requirements and the Contractors’ financial stability. If the Contractors’ representations or warranties are inaccurate or untrue, or if any of the Contractors or other entities fail to perform their obligations properly, this could result in the interruption, cessation or abandonment of the relevant facility, or may require significant expenses to mitigate the damages or repair them, any of which may cause us severe losses.

The performance of our renewable energy facilities depends on the quality of the equipment installed in such facilities and on the reliability of the suppliers of spare and replacement parts. Our renewable energy facilities’ performance depends on the quality of the components of the facility and the equipment installed in the facilities. Any defects or deterioration in the quality of such components and equipment could harm our results of operations and if we will not be able to quickly locate quality replacement parts or perform repairs, our results of operations could be adversely affected for a long period of time. For example, the performance of our PV Plants depends on the quality of the solar panels installed. Degradation in the performance of the solar panels above a certain level is guaranteed by the panel suppliers and we generally receive undertakings from the Contractors with respect to minimum performances. Therefore, one of the critical factors in the success of our PV Plants is the existence of reliable solar panel suppliers, who guarantee the performance and quality of the solar panels supplied and their ability to provide us with replacement and spare parts that are of sufficient quality. If the suppliers of solar panels will not meet their undertakings under the guarantees and no replacement panels will be available at a reasonable price, this could result in the interruption, cessation or abandonment of the relevant PV Plant, or may require significant expenses to mitigate the damages or repair them, any of which may cause us severe losses.

In the event we are unable to comply with the obligations and undertakings, including with respect to financial covenants, which we undertook in connection with the project financing of several of our renewable energy facilities, our results of operations may be adversely affected.  In connection with the financing of several of our PV Plants and with our WtE projects, or the WtE Projects, we have long-term agreements with various financing entities and may in the future enter into additional project finance agreements in connection with our other PV Plants. The agreements that govern the provision of financing include and future project finance agreements are expected to include, inter alia, undertakings and financial covenants, the majority of which are based on the ongoing income derived from the relevant PV Plant, which may be adversely affected by the various risks detailed herein. If we fail to comply with any of these undertakings and covenants, we may be subject to penalties, future financing requirements, and the acceleration of the repayment of debt. These occurrences would have an adverse effect on our financial position and results of operations and on our ability to obtain outside financing for other projects.

We may seek to invest in renewable energy facilities that have already been connected to the national grid and are eligible to receive the applicable regulatory incentive. These construction ready, constructed and connected renewable energy facilities may not be available for acquisition on terms beneficial to us or at all and, if available, may still be subject to retroactive changes through regulatory action.  Acquisitions of renewable energy facilities that have already been constructed and are connected to the national grid currently provide relatively more certainty as to their economic potential compared to facilities in the planning or construction stage. It may be difficult for us to locate suitable acquisition opportunities with attractive returns, and, even if we do locate them, the acquisition of an operating renewable energy facility may be less attractive as the renewable energy market matures and the remaining subsidy periods are shorter and as operating plants are generally more expensive. Our inability to locate and acquire additional renewable energy facilities and the higher cost of such renewable energy facilities may adversely affect our business and results of operations. Even if we do locate and acquire existing renewable energy facilities, changes in the regulation could be applied retroactively to existing plants and to the existing remuneration scheme, as has already happened in both Spain and Italy, which could also adversely affect our business and results of operations.

As a substantial part of our business is currently located in Europe, we are subject to additional risks that may negatively impact our operations.  We currently have substantial operations in Italy and in Spain and certain WtE operations in the Netherlands, all of which are held by our Luxembourg subsidiary, and may make additional investments in projects located in Europe, such as the expected construction of the photovoltaic plant in the municipality of Talaván, Cáceres, Spain, or the Talasol Project. Due to these existing operations and any additional future investments, we are subject to special considerations or risks associated with companies operating in other jurisdictions, including rules and regulations, cross currency movements, different payment cycles, tax issues, such as tax law changes and variations in tax laws as compared to Israel, cultural and language differences, crime, strikes, riots, civil disturbances, terrorist attacks and wars and deterioration of political and economic relations with Israel. Our European operations subject us to a number of these risks, as well as the requirement to comply with Italian, Spanish, Dutch and European Union laws.

In June 2016, a majority of voters in the United Kingdom elected to withdraw from the European Union in a national referendum (Brexit). The referendum was advisory, and the terms of any withdrawal are subject to a negotiation period that could continue for a few years after the government of the United Kingdom formally initiates a withdrawal process. Nevertheless, the referendum has created significant uncertainty about the future relationship between the United Kingdom and the European Union, and given rise for the governments of other EU member states to consider withdrawal.

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

A drop in the price of energy may negatively impact our results of operations.  The revenue from the sale of energy produced by renewable energy facilities includes the incentives in the form of governmental subsidies and in addition proceeds from the sale of electricity and gas produced in the electricity and gas market at market price. A decrease in the price of electricity and gas in the countries in which we operate and in which some of our revenues are based on the market price of electricity and gas may negatively impact our profitability and our ability or interest to expand our renewable energy operations.

An increase in the prices of components of the renewable energy facility may adversely affect our development projects, future growth and business. Renewable energy facilities installations have substantially increased over the past few years. The increased demand led to fluctuations in the prices of the components resulting from oversupply and undersupply. For example, the increased demand for solar panels resulted in substantial investments in solar panels production facilities, creating oversupply and a sharp continuing decrease in the prices of solar panels. A future reversal in the trend and an increase in the prices of solar panels and other components of the system (such as invertors and related electric components) or an increase in the prices of components of other renewable energy facilities, may increase the costs of replacing components in our existing facilities or the costs of constructing new facilities and impact the profitability of constructing facilities and our ability to expand our business. Additionally, if there is a shortage of key components necessary for the production of the components, that may constrain our revenue growth.

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

Risks Related to our PV Plants

The revenues derived from our PV Plants mainly depend on payments received from governmental entities. Any future deterioration in the financial position of the local governments or regulated entities, resulting in partial or no payment or in regulatory changes may adversely affect the results of our operations.  The revenues derived by our PV Plants are based mainly on payments received from governmental or regulated entities. In Italy, the main portion of our PV related revenues is still based on the FiT, in Spain our revenues are primarily based on payments from governmental entities in accordance with a specific remuneration incentive scheme and in Israel all of our income is based on a fixed tariff from the Israel Electric Company, or the IEC, a governmental company that controls the Israeli electricity market. Although the economies of both Italy and Spain has improved since the global financial crisis in 2007, both countries remain in a state of financial crisis and commenced during 2013 and 2014 several legislation processes that revise or affect the remuneration scheme for photovoltaic plants (as described under “Business” below and our financial statements included elsewhere in this Report), and may do so again in the future.  We cannot assure you that the continued economic crisis will not cause additional changes to the Italian or Spanish governments’ photovoltaic energy incentive schemes. The IEC has also experienced financial crises over the years and is in the process of implementing a reform in its operations, however we cannot predict how and when this reform will be implemented and what its outcome will be. Any changes in the financial stability of the governmental entities paying all or a portion of our PV revenues and any resulting change in the regulation may directly or indirectly affect the payments we receive and, therefore, our operations and revenues.

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

Our ability to produce solar power is dependent upon the magnitude and duration of sunlight as well as other meteorological and geographic factors.  Solar power production has a seasonal cycle, and adverse meteorological conditions can materially impact the output of photovoltaic plants and result in production of electricity below expected output, which in turn could adversely affect our profitability. For example, 2016 was characterized with relatively low levels of radiation, which resulted in a decrease in our PV-related revenues for that year. In addition, floods, storms, seismic turbulence and earth movements may damage our PV Plants and the insurance coverage we have for such risks may not cover the damage in full because these circumstances are sometimes deemed “acts of god.” Future expenses due to the need to replace damaged components or the lower electricity output due to changes in meteorological conditions and other geographic factors may adversely affect our profitability.

Risks Related to WtE Projects

We only recently entered into the Ludan Agreement and although we contribute and will continue to contribute to the Approved Projects from our existing and accumulated expertise, we are only now gaining experience in the WtE field. We entered into the Ludan Agreement in July 2016 and, although we contribute and expect to continue to contribute to the Approved Projects from our renewable energy managerial, operational and project finance expertise, we do not yet have a substantial experience with WtE projects and in the Netherlands renewable energy market. There are currently two WtE projects, or the WtE Projects, in advanced construction stages under the Ludan Agreement, which includes several conditions precedent to our obligation to invest in WtE projects. There is no assurance as to how many additional projects will comply with these conditions and as to the timing of such compliance. Although we hold and will hold a majority of the shares of each project company, Ludan received minority holder protective rights under the Ludan Agreement and will also act as the EPC and O&M contractor of the Approved Projects (except for the first Gasification Approved Project), based on agreements to be mutually agreed with us. Future disagreements with Ludan may have a material adverse effect on the operations of the Approved Projects and, as a result, on our results of operations.

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

Risks Related to our Israeli Operations

The electricity sector in Israel is highly regulated. Failure to obtain and maintain conditional or permanent electricity production and supply licenses from the regulator could materially adversely affect our operations and results of operations. The Israeli electricity sector is subject to various laws and regulations, such as in connection with the tariffs charged by the IEC, including the resolution from May 2013 to charge private manufacturers, such as Dorad, for the IEC’s system operation services, and the licensing requirement. The prices paid by Dorad to the IEC for system operation services provided to Dorad and the fees received by Dorad and PV plant located in Talmei Yosef, Israel, or the Talmei Yosef PV Plant, that we recently acquired, from the IEC for electricity sold to the IEC and for providing the IEC with energy availability are all based on tariffs determined by the Israeli regulator. The updates and changes to the regulation and tariffs required to be paid to the IEC by Dorad may not necessarily involve negotiations or consultations with Dorad and may be unilaterally imposed on it. Any changes in the tariffs, system charges or applicable regulations may adversely affect our operations and results of operations.

The electricity sector in Israel is highly centralized. The IEC controls and operates the electricity system and all stages of the transmission of electricity. The electricity sector in Israel is dominated by the IEC, which controls and operates the electricity system in Israel, including the delivery and transmission of electricity, and also manufactures the substantial majority of electricity in Israel. The IEC is also the only customer of the Talmei Yosef PV Plant and is subject to the requirement to pay a fixed tariff for the electricity manufactured by such project. Similarly, should the prospective pumped storage project in the Manara Cliff in Israel, or the Manara PSP, be constructed and become operational, it is currently expected that its sole customer will be the IEC, who will be required to pay the Manara PSP for availability and electricity. The IEC experienced financial difficulties in recent years and the ability of the IEC to pay the renewable energy manufacturers could be affected by the financial instability of the IEC.

The employees of the IEC, who object to certain reforms in the Israeli electricity sector, have in the past applied sanctions to prevent the connection, and at a later stage threatened to disconnect, the Dorad Power Plant from the Israeli national grid as part of their efforts to prevent implementation of these reforms and may in the future do so again.

The inability of the IEC to pay Dorad or Talmei Yosef or unilateral actions on the part of IEC’s employees may adversely affect our plan of operations and could have a material adverse effect on our profitability.

The Talmei Yosef PV Plant and the Dorad Power Plant are located in the southern part of Israel, in proximity to the Gaza Strip and within range of missile and mortar bombs launched from the Gaza Strip. The Manara PSP is expected to be located the northern party of Israel, in proximity to the border with Lebanon. The Talmei Yosef Project is located near the Gaza Strip border and the Dorad Power Plant is located in Ashkelon, a town in the southern party of Israel, in proximity to the Gaza Strip. In recent years, there has been an escalation in violence and missile attacks from the Gaza Strip, including a fifty day period in July and August of 2014 in which more than 4,500 missiles, rockets and mortar shells were fired from the Gaza Strip to Southern and Central Israel. The Manara PSP is expected to be constructed in close proximity to Israel’s border with Lebanon. Certain measures were taken to protect the Dorad Power Plant from missile attacks. However, any such further attacks to the area surrounding the Gaza Strip or to the area in close proximity to the northern border of Israel or any direct damage to the location of these projects may damage the relevant facilities and disrupt the operations of the projects and thereafter their operations, and may cause losses and delays.

Risks Related to Our Investment in Dori Energy

We have joint control in U. Dori Energy Infrastructures Ltd., or Dori Energy, who, in turn, holds a minority stake in Dorad.  Therefore, we do not control the operations and actions of Dorad. We currently hold 50% of the equity of Dori Energy who, in turn, holds 18.75% of Dorad and accordingly our indirect interest in Dorad is 9.375%. Although we entered into a shareholders’ agreement with Dori Energy and the other shareholder of Dori Energy, Amos Luzon Entrepreneurship and Energy Group Ltd. (f/k/a U. Dori Group Ltd.), or the Dori SHA and the Luzon Group, respectively, providing us with joint control of Dori Energy, should differences of opinion as to the management, prospects and operations of Dori Energy arise, such differences may limit our ability to direct the operations of Dori Energy. Moreover, Dori Energy holds a minority stake in Dorad and as of the date hereof is entitled to nominate only one director in Dorad, which, according to the Dori SHA, we are entitled to nominate. As we have one representative on the Dorad board of directors, which has a total of nine directors, we do not control Dorad’s operations. Therefore, as we have joint control over Dori Energy and limited control over Dorad, we may be unable to prevent certain developments that may adversely affect their business and results of operations. Since July 2015, several of Dorad’s direct and indirect shareholders, including Ellomay Clean Energy Ltd., or Ellomay Energy, our wholly-owned subsidiary that holds Dori Energy’s shares, are involved in various legal proceedings, all as more fully described below. In addition, to the extent our interest in Dori Energy is deemed an investment security, as defined in the Investment Company Act of 1940, or the Investment Company Act, we could be deemed to be an investment company under the Investment Company Act, depending on the value of our other assets. Please see “We may be deemed to be an “investment company” under the Investment Company Act of 1940, which could subject us to material adverse consequences” below.

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

•
Dorad’s operations are dependent upon the expertise and success of its operations and maintenance contractor, who is responsible for the day-to-day operations of the Dorad Power Plant. If the services provided by such contractor will cause delays in the production of energy or any other damage to the Dorad Power Plant or to Dorad’s customers, Dorad may be subject to claims for damages and to additional expenses and losses and therefore Dorad’s profitability could be adversely affected.

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

•
Dorad entered into a long-term natural gas supply agreement with the partners in the “Tamar” license, or Tamar, located in the Mediterranean Sea off the coast of Israel. This agreement includes a “take or pay” mechanism, subject to certain restrictions and conditions that may result in Dorad paying for natural gas not actually required for its operations. In the event Dorad will be required to pay for natural gas that it does not need and cannot store for future use, Dorad’s results of operations and profitability could be adversely affected. Tamar is currently Dorad’s sole supplier of natural gas and has undertaken to supply natural gas to various customers and is permitted to export a certain amount of the natural gas to customers outside of Israel. Dorad’s operations will depend on the timely, continuous and uninterrupted supply of natural gas from Tamar and on the existence of sufficient reserves throughout the term of the agreement with Tamar. In addition, the price of the natural gas under the supply agreement with Tamar is linked to production tariffs determined by the Israeli Public Utilities Authority – Electricity, or the Israeli Electricity Authority but cannot be lower than the “final floor price” included in the agreement. Due to the reduction in fuel and energy prices and the resulting reduction in the production tariff during 2015, the price for natural gas under the agreement with Tamar reached the final floor price in March 2016 and will not be further reduced in the event of future reductions in the fuel and energy prices and the production tariff, as are currently contemplated by the Israeli Electricity Authority. Any delays, disruptions, increases in the price of natural gas under the agreement, or shortages in the gas supply from Tamar will adversely affect Dorad’s results of operations. In addition, as future reductions in the production tariff will not affect the price of natural gas under the agreement with Tamar, Dorad’s profitability may be adversely affected.

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

Risks Related to the Manara PSP

As the energy sector in Israel is subject to regulation and oversight, the implementation, completion and commercial operation of the Manara PSP depend, inter alia, on securing a quota, which will be allocated only following successful and timely completion of a financial closing in accordance with the terms of the conditional license issued in connection with the Manara PSP. The current overall quota for pumped storage projects in Israel, or the PS Quota, as determined by the Israeli Government and implemented by the Israeli Electricity Authority, is 800 MW. Out of the PS Quota, a portion of 156 MW is still available. 300 MW have been allocated to a pumped storage project in the Gilboa region, Israel, or the Gilboa Project, which achieved financial closing and is currently in its final construction stages and 344 MW have been allocated to a pumped storage project in Kochav Hayarden, Israel, or the Kochav Hayarden Project, which also reached financial closing, and entered the construction phase. On December 4, 2017, the Israeli Electricity Authority announced the reduction of the capacity stipulated in the conditional license, or the Conditional License, granted to Ellomay Pumped Storage (2014) Ltd., or Ellomay PS, from 340 MW to 156 MW, based on the remaining available portion of the PS Quota.

According to the Israeli Electricity Authority resolutions, following the utilization of the PS Quota (which will take place upon financial closing in connection with the remaining 156 MW), the Israeli Electricity Authority is expected to initiate a process of revoking the conditional licenses of the pumped storage projects which have not achieved financial closing, and which exceed the PS Quota.

Thus, in the event that any other entities that have been granted a conditional license for the construction of a pumped storage facility in Israel timely comply with the requirements of their conditional license, and achieve financial closing before the Manara PSP reaches financial closing, in accordance with the terms of the Conditional License, the Conditional License may be revoked by the Israeli Electricity Authority. To our knowledge, there is currently one company, other than Ellomay PS, that has been granted a conditional license for the construction of a 156 MW pumped storage project in Nesher, Israel, or the Nesher Project (Nesher Pumped Storage Ltd., or Nesher PS).

Although to our knowledge there have been discussions, inter alia, within the Israeli Electricity Authority, the Ministry of Energy, and the IEC, concerning the increase of the PS Quota to over 1,000 MW, there can be no certainty as to whether and when the PS Quota will be increased.

In addition to failure to secure a quota, the Conditional License may be revoked for other reasons, such as non-compliance with milestones stipulated in the Conditional License. The Conditional License includes several milestones, and deadlines for completing such milestones, including the financial closing, and the completion of the construction works of the pumped storage power plant. The Israeli Electricity Authority could revoke the Conditional License if Ellomay PS does not timely meet milestones under the Conditional License.  Any such attempted revocation is subject to a written notice from the Israeli Electricity Authority, which shall include the reasons for the proposed revocation, and to a hearing of Ellomay PS before the Israeli Electricity Authority. If the Conditional License is revoked, the revocation could prevent the completion of the Manara PSP, resulting in a loss of some or all the funds invested in the Manara PSP.

Risks Related to our Operations

Our ability to leverage our investments and increase our operations depends, inter alia, on our ability to obtain attractive project and corporate financing from financial entities.    Our ability to obtain attractive financing and the terms of such financing, including interest rates, equity to debt ratio requirement and timing of debt availability will significantly impact our ability to leverage our investments and increase our operations. Although we have financing agreements with respect to several of our PV Plants and raised significant funds in Israel by the issuance of our Series A Debentures and Series B Debentures, or, together with the Series A Debentures, the Debentures, there is no assurance that we will be able to procure additional project financing for our remaining PV Plants, for the Talasol Project, which is expected to require significant funding, or any operations we will acquire in the future or additional corporate financing, on terms favorable to us or at all. Our inability to obtain additional financing on favorable terms, or at all, may adversely affect our ability to leverage our investments and increase our operations.

Our ability to freely operate our business is limited as a result of certain restrictive covenants contained in the deeds of trust of our Series A and Series B Debentures. The deed of trust governing the Series A Debentures and the deed of trust governing the Series B Debentures, or the Deeds of Trust, contain a number of restrictive covenants that limit our operating and financial flexibility. These covenants include, among other things, a “negative pledge” with respect to a floating pledge on all of our assets and an obligation to pay additional interest in the event of certain rating downgrades. The Deeds of Trust also contain covenants regarding maintaining certain levels of financial ratios and criteria, including as a condition to the distribution of dividends, and other customary immediate repayment conditions, including, under certain circumstances, in the event of a change of control, a default under the deed of trust of the other debentures issued by us, a change in our operations or a disposition of a substantial amount of assets. Our ability to continue to comply with these and other obligations depends in part on the future performance of our business. Such obligations may hinder our ability to finance our future operations or the manner in which we operate our business. In particular, any non-compliance with performance-related covenants and other undertakings of the Debentures could result in demand for immediate repayment of the outstanding amount under the Debentures and restrict our ability to obtain additional funds, which could have a material adverse effect on our business, financial condition or results of operations.

Our debt increases our exposure to market risks, may limit our ability to incur additional debt that may be necessary to fund our operations and could adversely affect our financial stability. As of December 31, 2017, our total indebtedness in connection with corporate and project financing was approximately euro 123.2 million, including principal and interest expected repayments, financing related swap transactions and excluding any related capitalized costs. The Deeds of Trust permit us to incur additional indebtedness, subject to maintaining certain financial ratios and covenants. Our debt, including the Debentures, and any additional debt we may incur, could adversely affect our financial condition by, among other things:

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

Despite our current indebtedness level, we may still be able to incur significant additional amounts of debt, which could further exacerbate the risks associated with our substantial indebtedness. We may be able to incur substantial additional indebtedness, including additional issuances of debentures and secured indebtedness, in the future. Although the Deeds of Trust governing our Debentures contain conditions that may affect our ability to incur additional debt, mainly through the expansion of the series of the Debentures, these conditions are limited and we will be able to incur additional debt and enter into highly leveraged transactions, so long as we do not breach the financial covenants and meet these conditions. If new debt is added to our existing debt levels, the related risks that we face would intensify and we may not be able to meet all our debt obligations, including the repayment of the Debentures.

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

Our business results may be affected by currency and interest rate fluctuations and the hedging transactions we enter into in order to manage currency and interest rate related risks.  We hold cash and cash equivalents, restricted cash and marketable securities mainly in euro and NIS. Our holdings in the Italian and Spanish PV Plants and in the Netherlands WtE project are denominated in euro and our holdings in the Talmei Yosef PV Plant and in Dori Energy are denominated in NIS. Our Debentures and the project finance obtained in connection with the Talmei Yosef Project are denominated in NIS and the interest and principal payments are to be made in NIS. The financing for several of our PV Plants bears interest based on EURIBOR rate. Therefore our repayment obligations and undertakings may be affected by adverse movements in the exchange and interest rates. Although we attempt to manage these risks by entering into various swap interest and currency  transactions as more fully explained in “Quantitative and Qualitative Disclosures About Market Risk” below, we cannot ensure we will manage to eliminate these risks in their entirety. These swap transactions may also impact the results of our operations due to fluctuations in their value based on changes in the relevant exchange or interest rate.

If we do not conduct an adequate due diligence investigation of a target project or if certain events beyond our control occur, we may be required to subsequently take write-downs or write-offs, restructuring, and impairment or other charges that could have a significant negative effect on our financial condition, results of operations and our stock price.  We must conduct a due diligence investigation of target projects that we intend to acquire or purchase an interest in. Intensive due diligence is time consuming and expensive due to the technical, accounting, finance and legal professionals who must be involved in the due diligence process. Even if we conduct extensive due diligence on a target business, we cannot assure you that this due diligence will reveal all material issues that may affect a particular target project, or that factors outside the control of the target project and outside of our control will not later arise. If our due diligence review fails to identify issues specific to a target project, industry or the environment in which the target project operates, or if certain events or circumstances occur that are beyond our control, we may be forced to later write-down or write-off assets, restructure our operations, or incur impairment or other charges that could result in losses. Even though these charges may be non-cash items and may not have an immediate impact on our liquidity, the fact that we report charges of this nature could contribute to negative market perceptions about us or our ordinary shares.

We may be deemed to be an “investment company” under the Investment Company Act of 1940, which could subject us to material adverse consequences.  We could be deemed to be an “investment company” under the Investment Company Act if we invest more than 40% of our assets in “investment securities,” as defined in the Investment Company Act. Investments in securities of majority owned subsidiaries (defined for these purposes as companies in which we control 50% or more of the voting securities) are not “investment securities” for purposes of this definition. As our interest in Dori Energy is not considered an investment in majority owned securities, unless we maintain the required portion of our assets under our control, limit the nature of the requisite portion of our investments of our cash assets to cash and cash equivalents (which are generally not “investment securities”), succeed in making additional strategic “controlling” investments and continue to monitor our investment in Dori Energy, we may be deemed to be an “investment company.” We do not believe that our holdings in the PV Plants would be considered “investment securities,” as we control the PV Plants via wholly-owned subsidiaries, or that our holdings in the Manara PSP or the Talasol Project would be considered “investment securities,” as we control the project company. In addition, despite minority holder protective rights granted under the Ludan Agreement, including several rights which effectively require the unanimous consent of all shareholders on several issues central to the business’ operation, we believe that our interests in these Approved Projects do not constitute “investment securities” given, among other things, our contribution and expected continued contribution to the operations of the Approved Projects and majority shareholder and board membership status in the Approved Projects. We do not believe that the current fair value of our holdings in Dori Energy (all as more fully set forth under “Business” below) and other relevant assets, all of which may be deemed to be “investment securities,” would result in our being deemed to be an “investment company.” If we were deemed to be an “investment company,” we would not be permitted to register under the Investment Company Act without an order from the SEC permitting us to register because we are incorporated outside of the United States and, prior to being permitted to register, we would not be permitted to publicly offer or promote our securities in the United States. Even if we were permitted to register, it would subject us to additional commitments and regulatory compliance. Investments in cash and cash equivalents might not be as favorable to us as other investments we might make if we were not potentially subject to regulation under the Investment Company Act. We seek to conduct our operations, including by way of investing our cash and cash equivalents, to the extent possible, so as not to become subject to regulation under the Investment Company Act. In addition, because we are actively engaged in exploring and considering strategic investments and business opportunities, and in fact the majority of our investments to date (mainly in the Italian, Spanish and Israeli photovoltaic power plants markets) were made through a controlling investment, we do not believe that we are currently engaged in “investment company” activities or business. These strategies may force us to pursue less than optimal business strategies or forego business arrangements and to forgo certain cash management strategies that could have been financially advantageous to us and to our financial situation and business prospect.

Our ability to successfully effect acquisitions and to be successful thereafter will be significantly dependent upon the efforts of our key personnel. Several of our key personnel allocate their time to other businesses.  Our ability to successfully effect acquisitions is dependent upon the efforts of our key personnel, including Shlomo Nehama, our chairman of the board, Ran Fridrich, a director and our Chief Executive Officer, and Hemi Raphael, a member of our board. We entered into a management services agreement, or the Management Services Agreement, with entities affiliated with these board members and they have allocated a significant portion of their time to our company since the execution of the Management Services Agreement. However, they are not required to commit their full time to our affairs, which could create a conflict of interest when allocating their time between our operations and their other commitments. If their other business affairs require them to devote more substantial amounts of time to such affairs, it could limit their ability to devote time to our affairs and could have a negative impact on our ability to consummate acquisitions.

We may be characterized as a passive foreign investment company. Our U.S. shareholders may suffer adverse tax consequences.  Under the passive foreign investment company or “PFIC” rules, for any taxable year that our passive income or our assets that produce passive income exceed specified levels, we will be characterized as a PFIC for U.S. federal income tax purposes. This characterization could result in adverse U.S. tax consequences for our U.S. shareholders, which may include having certain distributions on our ordinary shares and gains realized on the sale of our ordinary shares treated as ordinary income, rather than as capital gains income, and having potentially punitive interest charges apply to the proceeds of sales of our ordinary shares and certain distributions.

Certain elections may be made to reduce or eliminate the adverse impact of the PFIC rules for our U.S. shareholders, but these elections may be detrimental to such U.S. shareholders under certain circumstances. The PFIC rules are extremely complex and U.S. investors are urged to consult independent tax advisers regarding the potential consequences to them of our classification as a PFIC.

Based on our income and/or assets, we believe that we were a PFIC with respect to any U.S. shareholder that held our shares in 2008 through 2012.  We also believe, based on our income and assets, that it is likely that we were not a PFIC with respect to U.S. shareholders that initially acquired our ordinary shares in 2013-2017. However, the Internal Revenue Service may disagree with our determinations regarding our prior or present PFIC status and, depending on future events, we could become a PFIC in future years.

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

We may rely on certain Israeli “home country” corporate governance practices which may not afford shareholders the same protection afforded to stockholders of U.S. companies. As a foreign private issuer for purposes of U.S. securities laws, NYSE American LLC rules allow us to follow certain Israeli “home country” corporate governance practices in lieu of the corresponding NYSE American LLC corporate governance rules. Such home country practices may not afford shareholders the same level of rights or protections in certain matters as those of stockholders of U.S. domestic companies. To the extent we are entitled to elect to follow Israeli law and practice rather than corresponding U.S. law or practice, such as with regard to the requirement for shareholder approval of changes to option plans, our shareholders may not be afforded the same level of rights they would have under U.S. practice.

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

Tax audits may result in an obligation to make material payments to tax authorities at the conclusion of these audits.  We conduct our business globally (currently in Israel, Luxemburg, Italy, Spain and The Netherlands). Our domestic and international tax liabilities are subject to the allocation of revenues and expenses in different jurisdictions and the timing of recognizing revenues and expenses. Additionally, the amount of income taxes paid is subject to our interpretation of applicable laws in the jurisdictions in which we file. Not all of the tax returns of our operations in other countries and in Israel are final and we may be subject to further audit and assessment by the applicable tax authorities. We are subject to an ongoing tax audit in Israel. Such audits often result in proposed assessments and any estimation of the potential outcome of an uncertain tax issue is a matter for judgment, which can be subjective and highly complex. While we believe we comply with applicable tax laws and that we provided adequately for any reasonably foreseeable outcomes related to the tax audit, there can be no assurance that a governing tax authority will not have a different interpretation of the law and assess us with additional taxes, as a result of which our future results may be adversely affected. Although we believe our estimates to be reasonable, the ultimate outcome of such audits, and of any related litigation, could differ materially from our provisions for taxes, which may have a material adverse effect on our consolidated financial statements.

We are controlled by a small number of shareholders, who may make decisions with which you may disagree and which may also prevent a change of control via purchases in the market.  Currently, a group of investors comprised of Kanir Joint Investments (2005) Limited Partnership, or Kanir, and S. Nechama Investments (2008) Ltd., or Nechama Investments, hold an aggregate of 58.6% of our outstanding ordinary shares. Shlomo Nehama, our Chairman of the Board who controls Nechama Investments holds directly an additional 4.4% of our outstanding ordinary shares, Ran Fridrich, our CEO and a member of our Board of Directors, holds directly an additional 1.1% of our outstanding ordinary shares and Hemi Raphael, a member of our Board of Directors who, together with Ran Fridrich, controls the general partner of Kanir, directly and indirectly holds an additional 4.3% of our outstanding ordinary shares. Therefore, acting together, these shareholders could exercise significant influence over our business, including with respect to the election of our directors and the approval of change in control and other material transactions. This concentration of control may have the effect of delaying or preventing changes in control or changes in management, or limiting the ability of our other shareholders to approve transactions that they may deem to be in their best interest. In addition, as a result of this concentration of control, we are deemed a “controlled company” for purposes of NYSE American LLC rules and as such we are not subject to certain NYSE American LLC corporate governance rules. Moreover, our Second Amended and Restated Articles includes the casting vote provided to our Chairman of the Board under certain circumstances and the ability of members of our Board to demand that certain issues be approved by our shareholders, requiring a special majority, all as more fully described in “Memorandum of Association and Second Amended and Restated Articles” below may have the effect of delaying or preventing certain changes and corporate actions that would otherwise benefit our shareholders.

Our ordinary shares are listed in two markets and this may result in price variations that could affect the trading price of our ordinary shares. Our ordinary shares are listed on the NYSE American LLC and on the Tel Aviv Stock Exchange, or TASE, both under the symbol “ELLO.” Trading in our ordinary shares on these markets is made in different currencies (U.S. dollars on the NYSE American LLC and New Israeli Shekels on the TASE), and at different times (due to the different time zones, different trading days and different public holidays in the United States and Israel). The trading prices of our ordinary shares on these two markets may differ due to these and other factors. Any decrease in the trading price of our ordinary shares on one of these markets could cause a decrease in the trading price of our ordinary shares on the other market.

Our non-compliance with the continued listing requirements of the NYSE American LLC could cause the delisting of our ordinary shares.  The NYSE American LLC requires listed companies to comply with continued listing requirements, including with respect to stockholders’ equity, distribution of shares and low selling price. There can be no assurance that we will continue to qualify for listing on the NYSE American LLC. If our ordinary shares are delisted from the NYSE American LLC, trading in our ordinary shares in the United States could be conducted on an electronic bulletin board such as the OTC Bulletin Board, which could affect the liquidity of our ordinary shares and the ability of the shareholders to sell their ordinary shares in the secondary market, which, in turn, may adversely affect the market price of our ordinary shares. In addition, as our shares are also traded on the TASE, to the extent our shares are delisted from the NYSE American LLC we could decide to cease being a reporting company under the Securities Exchange Act of 1934, as amended, which may make it more difficult for investors to find up to date information about us, in English or at all. Moreover, in the event our ordinary shares are delisted from the NYSE American LLC but still listed on the TASE, we will be required to start filing and publishing reports in Hebrew with the Israeli authorities in a similar manner to the Israeli public companies whose shares are not listed on an exchange recognized by the Israeli regulator, which will subject us to additional substantial expenses and to additional regulatory requirements that may have an adverse effect on our results of operations.

We did not pay a cash dividend or buyback a substantial amount of shares in 2017 and there is no assurance we will do so in the future.  On March 18, 2015, our Board of Directors adopted a dividend distribution policy, which applies to the payment of dividends and the repurchase of our shares and in May 2015, our Board of Directors approved a $3 million share buyback plan. On March 23, 2016, we announced the decision to distribute a cash dividend in the amount of $0.225 per share (an aggregate distribution of approximately $2.4 million). We did not pay any cash dividend or announce an additional share buyback plan during 2017. The declaration of future dividends or the approval of future share buyback plans will depend on our  earnings, if any, capital requirements, general financial condition and applicable legal and contractual constraints in connection with distribution of profits and will be within the discretion of our then-board of directors. There can be no assurance that any additional dividends will be paid or share buyback programs adopted, as to the timing or the amount of the dividends or share buyback programs, or as to whether our Board of Directors will elect to distribute our profits by means of share repurchases or a distribution of a cash or other dividend. In addition, the terms of the deed of trust governing our Debentures restrict our ability to made “distributions” (as such term is defined in the Israeli Companies Law, 1999, as amended, or the Companies Law, which includes cash dividends and repurchase of shares). For more information see “Item 5.B: Liquidity and Capital Resources” and “Item 8.A: Financial Information; Consolidated Statements and Other Financial Information; Dividends” below.

Our stock price has been very volatile in the past and may continue to be volatile, which could adversely affect the market liquidity of our ordinary shares and our ability to raise additional funds. The market liquidity and analyst coverage of our ordinary shares is limited. Our ordinary shares have experienced substantial price volatility, particularly as there is still very limited volume of trading in our ordinary shares and every transaction performed significantly influences the market price. Although our ordinary shares are listed both on the NYSE American LLC and on the TASE, there is still limited liquidity, and combined with the general economic and political conditions, these circumstances cause the market price for our ordinary shares to continue to be volatile. The continuance of such factors and other factors relating to our business may materially adversely affect the market price of our ordinary shares in the future and could result in lower prices for our ordinary shares than might otherwise prevail and in larger spreads between the bid and asked prices for our ordinary shares. These issues could materially impair our ability to raise funds through the issuance of our ordinary shares in the securities markets.

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

We were incorporated as an Israeli corporation under the name Nur Advertisement Industries 1987 Ltd. on July 29, 1987. On August 1, 1993, we changed our name to NUR Advanced Technologies Ltd., on November 16, 1997 we again changed our name to NUR Macroprinters Ltd. and on April 7, 2008, in connection with the closing of the sale of our business to HP, we again changed our name to Ellomay Capital Ltd. Our corporate governance is controlled by the Companies Law.

Our ordinary shares are currently listed on the NYSE American LLC and are also listed on the Tel Aviv Stock Exchange under the trading symbol “ELLO” under the Israeli regulatory “dual listing” regime that provides companies whose securities are listed both in the NYSE American LLC and the TASE certain reporting leniencies.

Recent Developments

Acquisition of the Talmei Yosef PV Plant

In October 2017, we acquired 100% of the equity of Sun Team Group Ltd., or Sun Team Group (currently Ellomay Holdings Talmei Yosef Ltd.), an Israeli company that owns (through its subsidiaries) the Talmei Yosef PV Plant, a photovoltaic site with fixed technology and a nominal capacity of approximately 9 MWp in Talmei Yosef, Israel from Solegreen Ltd. (TASE: SLGN), or Solegreen, in consideration for an aggregate amount of NIS 39 million (approximately €9.5 million), subject to certain adjustments, after which the aggregate consideration amounted to approximately NIS 48.6 million (approximately €11.8 million), of which an amount of NIS 1 million (approximately €0.24 million) was deposited in an escrow account until final adjustments (if required) of the consideration pursuant to the reviewed quarterly financial statements of the Talmei Yosef related entities dated September 30, 2017 The escrow deposit amount was released in March 2018.. Prior to the consummation of this acquisition, Sun Team Group held approximately NIS 8.2 million (approximately €2 million) in cash, therefore, the net purchase price was approximately NIS 40.4 million (approximately €9.8 million).

In April 5, 2012, the Israeli project company entered into a long-term (20 years commencing November 11, 2013) standard power purchase agreement with the IEC, to which it provides all of the energy produced by the Talmei Yosef PV Project. The electricity tariff paid by the IEC is guaranteed for a period of 20 years commencing November 11, 2013 and is updated once a year based on changes to the Israeli CPI. The Talmei Yosef PV Plant holds a permanent electricity production license for a period of 20 years commencing November 11, 2013. The tariff currently applicable to the Talmei Yosef PV Plant is NIS 0.9631 per KWp linked to the CPI as of October 2011.

The Talmei Yosef PV Project received project finance from a consortium led by Israel Discount Bank.

The Talasol Project

In April 2017, we, through Ellomay Luxemburg, entered into a share purchase agreement, or the Talasol SPA, pursuant to which Ellomay Luxemburg acquired the entire share capital of a Spanish company, Talasol Solar S.L., or Talasol, which is promoting the construction of a photovoltaic plant with a peak capacity of 300 MW in the municipality of Talaván, Cáceres, Spain, or the Talasol Project. The Talasol SPA provides that the purchase price for Talasol’s shares is Euro 10 million and this amount was deposited in escrow. The release of the amount from escrow is subject to customary conditions subsequent in these types of transactions, the occurrence of any of which by June 30, 2018 will allow us to automatically terminate the Talasol SPA. These conditions include receipt of certain regulatory approvals and entry into certain material agreements. The Talasol SPA further provides the sellers with rights to terminate the Talasol SPA in the event the regulatory approvals are granted and we or Talasol fail to take certain actions required in order to advance the Project. Such conditions subsequent were not met as of March 15, 2018.

In January 2018, Talasol executed a binding term sheet with a leading international energy company with an investment grade credit rating operating in more than 40 countries, or the Hedging Provider, in relation to a power financial hedge of 3,500-3,700 GWh for 10 years, or the Talasol PPA, in connection with the Talasol Project. The power produced by the Talasol Project is expected to be sold by Talasol to the open market for the then current market power price. The Talasol PPA is expected to hedge the risks associated with fluctuating electricity market prices by allowing Talasol to secure a certain level of income for the power production included under the Talasol PPA. The hedging provides that if the market price goes below a price underpinned by the PPA, the Hedging Provider will pay Talasol the difference between the market price and the underpinned price, and if the market price is above the underpinned price, Talasol will pay the Hedging Provider the difference between the market price and the underpinned price. The hedged production under the Talasol PPA is currently expected to be 3,500-3,700 GWh during a fixed term of 10 years, commencing shortly after commercial operation of the Talasol Project commences.

Since we purchased Talasol in April 2017, the Talasol Project secured its Administrative Authorization and Declaration of Public Utility in June 2017. In addition, Talasol recently executed the Assignment Contract (“contrato de encargo de proyecto”) and the Technical Access Contract (“Contracto técnico de acceso a la red de transporte") with Red Eléctrica de España (the Spanish grid operator, or REE), both required for the Talasol Project’s connection to the Spanish national grid.

In addition, during November 2017 Talasol launched a tender process for the selection of the EPC contractor of the Project. Talasol is aiming to achieve financial closing for the Talasol Project during the second or third quarter of 2018 and commence commercial operation on 2020.

Based on current technical analysis, the P50 expected production of the Talasol Project will be approximately 490-565 GWh per annum, depending on the final design of the Talasol Project, which will be determined by the EPC Tender. Talasol is expecting that the Talasol Project’s CAPEX will amount to approximately Euro 200-230 million, including development costs of approximately Euro 20 million and interest of approximately Euro 7 million. Based on the current technical analysis, a price projection analysis and the expected hedging effect of the Talasol PPA as reflected in the binding term sheet executed, the Talasol Project’s revenues are currently expected to be in the range of Euro 20-25 million per annum.

The continued development of the Talasol Project is subject to risks and uncertainties, including with respect to the occurrence of the conditions subsequent set forth in the Talasol share purchase agreement, and other conditions that are not entirely within the control of the Company or Talasol, as they include the issuance of regulatory approvals and the procurement of project financing on terms acceptable to Talasol. The projected production, revenues and other future results and outcomes included herein are based on the current expectations and assumptions of the Company and its advisors and are subject to various conditions and circumstances, including the actual execution and final terms of the PPA, the outcome of the EPC Tender, the negotiations and final terms of the O&M contract and several other agreements, some of which have not yet been negotiated, finalized and executed. Moreover, the Company may, in its sole discretion, decide not to pursue the Talasol Project in the event of changes in the market or other circumstances. For more information concerning these and other risks see under “Item 3.D: Risk Factors - Risks Related to our Business.”

Additional Project under the Agreement with Ludan in connection with Netherlands Waste-to-Energy Projects

In July 2016, we, through our wholly-owned subsidiary Ellomay Luxemburg Holdings S.àr.l., or Ellomay Luxemburg, entered into a strategic agreement, or the Ludan Agreement, with Ludan Energy Overseas B.V., or Ludan (an indirectly wholly-owned subsidiary of Ludan Engineering Co. Ltd. (TASE: LUDN)) in connection with Waste-to-Energy (specifically Gasification and Bio-Gas (anaerobic digestion)) projects in the Netherlands. Pursuant to the Ludan Agreement, subject to the fulfillment of certain conditions (including the financial closing of each project and receipt of a valid Sustainable Energy Production Incentive subsidy from the Dutch authorities and applicable licenses), we, through Ellomay Luxembourg, will acquire at least 51% of each project company and Ludan will own the remaining 49% (each project that meets the conditions under the Ludan Agreement is referred to as an “Approved Project”). In the event additional entities will invest in an Approved Project, their holdings will not dilute Ellomay Luxembourg's 51% share without our prior approval, and in any case, Ellomay Luxembourg and Ludan will maintain the majority stake in each of the project companies.

Further to the Ludan Agreement, in April 2017 we, through Ellomay Luxemburg, acquired 51% of the shares of Groen Gas Oude-Tonge B.V., or Oude Tonge, which is in the process of developing an anaerobic digestion plant, with a green gas production capacity of approximately 475 Nm3/h, in Oude Tonge, the Netherlands, or the Oude Tonge Project. On May 3, 2017, Oude Tonge entered into a loan agreement with Coöperatieve Rabobank U.A., or Rabobank. The Oude Tonge Project executed an engineering, procurement and construction agreement with an affiliate of Ludan and is expected to enter into an operation and maintenance agreement with an affiliate of Ludan, both based on terms already agreed to by us and Ludan. It is estimated that the duration of the construction of the Oude Tonge Project shall be approximately one year and the expected overall capital expenditure in connection with the Oude Tonge Project are approximately Euro 8.5 million, including the financing obtained from Rabobank.

In addition, both Groen Goor and Oude Tone executed offtake and feedstock agreements, as more fully detailed below under “Waste-to-Energy Projects.”

The Manara Pumped Storage Project

In May 2017, the Israeli High Court of Justice dismissed the second petition, or the Second Petition, filed in March 2017 by Ellomay PS, against the Israeli Minister of Energy, or the Minister, the Israeli Electricity Authority, and Kochav Pumped Storage Ltd., or Kochav PS, the owner of the Kochav Hayarden Project. In June 2017, the court accepted a motion filed by Kochav PS requesting that the court maintain the NIS 2 million guarantee that was provided by Ellomay PS in connection with the filing of the Second Petition, due to costs and alleged damages incurred by Kochav PS, and costs incurred by governmental authorities on account of the said petition. The court ruled that the guarantee will be maintained by the court for a period of three months pending a filing of a claim by Kochav PS. According to the court’s ruling, in case a claim is not filed by Kochav Hayarden within the said three months, the guarantee will be returned to Ellomay PS. For additional details please see “Item 4.B: Business – Pumped Storage Project in Manara Cliff in Israel.”

On December 4, 2017, the Israeli Electricity Authority announced the reduction of the capacity stipulated in the Conditional License, from 340 MW to 156 MW, based on the remaining available portion of the PS Quota. The Israeli Electricity Authority also announced the extension of the deadline for completing an obligatory connection survey, by additional four months, in the Conditional License and in Nesher PS’s conditional license. In its decision, the Israeli Electricity Authority also noted, as previously stated by it, that in the event one of the conditional license holders reaches financial closing, the Israeli Electricity Authority will commence the process of revoking the other conditional licenses for projects that have not yet reached financial closing, and which exceed the PS Quota.

On February 19, 2018, the Israeli Electricity Authority rendered another decision, extending the deadline for completing the obligatory connection survey, by additional two months.

Despite the reduction of the capacity of the conditional license issued to the Manara PSP, which affects its expected economic viability, we intend to continue promoting the Manara PSP and we are examining various methods of action, in order to solidify economic viability for the project.

Principal Capital Expenditures and Divestitures

From 2014 through March 1, 2018, we made aggregate capital expenditures of approximately euro 9.8 million in connection with our Spanish PV Plants. Our aggregate capital expenditure in connection with the acquisition of the Talmei Yosef PV Plant was approximately NIS 48.6 million (approximately €11.4 million, based on the NIS/euro exchange rate as of March 1, 2018). Our aggregate capital expenditure in connection with the acquisition of shares in U. Dori Energy Infrastructure Ltd., including the exercise of options to acquire additional shares of U. Dori Energy during 2015 and 2016, which increased our percentage holding to 50%, before principal loan repayments from Dori Energy, is approximately NIS 135.6 million (approximately €31.8 million, based on the NIS/euro exchange rate as of March 1, 2018). The aggregate capital expenditures in connection with the Manara PSP through March 1, 2018 were approximately NIS 18.6 million (approximately €4.4 million). Our aggregate capital expenditures in connection with the Waste-to-Energy Projects in the Netherlands through March 1, 2018 were approximately euro 16.2 million.

For further information on our financing activities please refer to “Item 4.B: Business Overview” and “Item 5: Operating and Financial Review and Prospects.”

B.            Business Overview

We are involved in the production of renewable and clean energy. We own seventeen PV Plants that are operating and connected to their respective national grids as follows: (i) twelve photovoltaic plants in Italy with an aggregate installed capacity of approximately 22.6 MWp, (ii) four photovoltaic plants in Spain with an aggregate installed capacity of approximately 7.9 MWp and (iii) one photovoltaic plant in Israel with an installed capacity of approximately 9 MWp. In addition, we indirectly own: (i) 9.375% of Dorad, which owns an approximate 850 MWp bi-fuel operated power plant in the vicinity of Ashkelon, Israel, (ii) 51% of Groen Gas Goor B.V and of Groen Gas Oude-Tonge B.V., project companies developing anaerobic digestion plants with a green gas production capacity of approximately 375 Nm3/h, in Goor, the Netherlands and 475 Nm3/h, in Oude Tonge, the Netherlands, respectively, (iii) Talasol, which is involved in a project to construct a photovoltaic plant with a peak capacity of 300 MW in the municipality of Talaván, Cáceres, Spain, and (iv) 75% of Chashgal Elyon Ltd., Agira Sheuva Electra, L.P. and Ellomay Pumped Storage (2014) Ltd., all of which are involved in a project to construct a 156 MW pumped storage hydro power plant in the Manara Cliff, Israel.

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

Global trends in the industry

According to information published online by SolarPower Europe, the new EPIA (European Photovoltaic Industry Association), the solar power market has grown significantly in the past decade. In 2017, 6.03 GW of photovoltaic systems were installed in EU member states (compared to 5.69 GW during the same period in 2016, mainly due to the Dutch and French governmental support).

During 2017, new photovoltaic systems installations in Europe grew by approximately 28% compared to 2016, mainly due to Solar installation growth of approximately 214% in Turkey. Despite a further decline of solar demand in the UK by more than half in 2017, the European PV market is forecasted to grow. SolarPower expects annual installations to increase to up to 15.7 GW in 2021.

The global solar market in 2016 was dominated by China, which connected 34.5 GW to the grid, a 128% increase over the 15.1 GW it connected to the grid in 2015. In 2016, Asia-Pacific has become the largest solar-powered region in the world, with 147.2 GW of total installed capacity, equal to a 48% global market share. After China, the two biggest markets are Japan and the US.

New solar installations in Israel are far behind the government targets - at the end of 2015, solar licenses provided constituted approximately 32% of the government target for the same year. The renewable energy production out of the total energy production in Israel as of the end of 2017 was approximately 2.6%.

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

Inverters convert the DC power from solar panels to the AC power distributed by the electricity grid. Grid-tie inverters synchronize to utility voltage and frequency and only operate when utility power is stable (in the case of a power failure these grid-tie inverters shut down to safeguard utility personnel from possible harm during repairs). Inverters also operate to maximize the power extracted from the solar panels, regulating the voltage and current output of the solar array based on sun intensity.

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

•
Cost-effectiveness - While solar power has historically been more expensive than fossil fuels, there are continual advancements in solar panel technology which are increasing the efficiency and lowering the cost of production, thus making the production of solar energy even more cost effective.

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

There are several risk factors associated with the photovoltaic market. See “Item 3.D: Risk Factors - Risks Related to our Business.”

Our Photovoltaic Plants

The following table includes information concerning our PV Plants:

PV Plant Title	Installed Capacity[1]	Location	Technology of Panels	Connection to Grid	FiT or Fixed Tariff [2]	Revenue in the year ended December 31, 2016 (in thousands)[3]	Revenue in the year ended December 31, 2017 (in thousands)[3]
“Troia 8”	995.67 kWp	Province of Foggia, Municipality of Troia, Puglia region, Italy	Fix	January 14, 2011	0.318 (€/kWh)	€492	€560
“Troia 9”	995.67 kWp	Province of Foggia, Municipality of Troia, Puglia region, Italy	Fix	January 14, 2011	0.318 (€/kWh)	€504	€574

PV Plant Title	Installed Capacity[1]	Location	Technology of Panels	Connection to Grid	FiT or Fixed Tariff [2]	Revenue in the year ended December 31, 2016 (in thousands)[3]	Revenue in the year ended December 31, 2017 (in thousands)[3]
“Del Bianco”	734.40 kWp	Province of Macerata, Municipality of Cingoli, Marche region, Italy	Fix	April 1, 2011	0.3215 (€/kWh)	€331	€390
“Giaché”	730.01 kWp	Province of Ancona, Municipality of Filotrano, Marche region, Italy	Duel Axes Tracker	April 14, 2011	0.3215 (€/kWh)	€420	€497
“Costantini”	734.40 kWp	Province of Ancona, Municipality of Senigallia, Marche region, Italy	Fix	April 27, 2011	0.3215 (€/kWh)	€362	€407
“Massaccesi”	749.7 kWp	Province of Ancona, Municipality of Arcevia, Marche region, Italy	Duel Axes Tracker	April 29, 2011	0.3215 (€/kWh)	€425	€466
“Galatina”	994.43 kWp	Province of Lecce, Municipality of Galatina, Puglia region, Italy	Fix	May 25, 2011	0.318 (€/kWh)	€408	€526
“Pedale (Corato)”	2,993 kWp	Province of Bari, Municipality of Corato, Puglia region, Italy	Single Axes Tracker	May 31, 2011	0.2659 (€/kWh)	€1,535	€1,739

PV Plant Title	Installed Capacity[1]	Location	Technology of Panels	Connection to Grid	FiT or Fixed Tariff [2]	Revenue in the year ended December 31, 2016 (in thousands)[3]	Revenue in the year ended December 31, 2017 (in thousands)[3]
“Acquafresca”	947.6 kWp	Province of Barletta-Andria-Trani, Municipality of Minervino Murge, Puglia region, Italy	Fix	June 2011	0.2677 (€/kWh)	€397	€447
“D’Angella”	930.5 kWp	Province of Barletta-Andria-Trani, Municipality of Minervino Murge, Puglia region, Italy	Fix	June 2011	0.2677 (€/kWh)	€387	€443
“Soleco”	5,923.5 kWp	Province of Rovigo, Municipality of Canaro, Veneto region, Italy	Fix	August 2011	0.2189 (€/kWh)	€1,849	€2,028
“Tecnoenergy”	5,899.5 kWp	Province of Rovigo, Municipality of Canaro, Veneto region, Italy	Fix	August 2011	0.2189 (€/kWh)	€1,809	€2,067
“Rinconada II”	2,275 kWp	Municipality of Córdoba, Andalusia, Spain	Fix	July 2010	N/A	€769	€864
“Rodríguez I”	1,675 kWp	Province of Murcia, Spain	Fix	November 2011	N/A	€561	€619
“Rodríguez II”	2,691 kWp	Province of Murcia, Spain	Fix	November 2011	N/A	€929	€1,020
“Fuente Librilla”	1,248 kWp	Province of Murcia, Spain	Fix	June 2011	N/A	€454	€504
“Talmei Yosef”[4]	9,000 kWp	Talmei Yosef, Israel	Fix	November 2013	0.9857[5] (NIS/kWh)	N/A	€183

1. The actual capacity of a photovoltaic plant is generally subject to a degradation of 0.5%-0.7% per year, depending on climate conditions and quality of the solar panels.

2. In addition to the FiT payment, our Italian PV Plants have entered into agreements with energy brokers who purchase the electricity generated by our Italian PV Plants in consideration for the contractually agreed prices.

3. These results are not indicative of future results due to various factors, including changes in the climate and the degradation of the solar panels.

4. The acquisition of this PV Plant was consummated on October 18, 2017 and therefore revenues for the period prior to consummation of the acquisition are not reflected herein.

5. The tariff of NIS 0.9631/kWh is fixed for a period of 20 years and is updated once a year based on changes to the Israeli CPI of October 2011. The tariff increased from NIS 0.976/kWh in November 2013 to NIS 0.9857/kWh in 2017.

Photovoltaic Plants

The construction and operation of photovoltaic plants entail the engagement of Contractors, in order to build, assemble, install, test, commission, operate and maintain the photovoltaic power plants, for the benefit of our wholly-owned subsidiaries.

Each of the PV Plants is constructed and operates on the basis of the following main agreements:

•	an Engineering, Procurement & Construction projects Contract, or an EPC Contract, which governs the installation, testing and commissioning of a photovoltaic plant by the respective Contractor;

•	an Operation and Maintenance, or O&M, Agreement, which governs the operation and maintenance of the photovoltaic plant by the respective Contractor;

•	a number of ancillary agreements, including:

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

o	with respect to our Spanish PV Plants –

•
Standard “power distribution agreements” with the applicable Spanish power distribution grid company such as Endesa Distribución Eléctrica, S.L.U., or Endesa, or Iberdrola Distribución Eléctrica, S.A.U., or Iberdrola, regarding the rights and obligations of each party, concerning, inter alia, the evacuation of the power generated in the facility to the grid;

•	Standard “representation agreements” with an entity that will act as the energy sales agent of the PV Plant in the energy market, in accordance with Spanish Royal Decree 436/2004; and

o	with respect to our Israeli PV Plant:

•	A power purchase agreement with the IEC for the purchase of electricity by the IEC with a term of 20 years commencing on the date of connection to the grid.

•
optionally, one or more “project financing agreements” with financing entities, as were already executed with respect to several of the PV Plants and as more fully described below, and as may be executed in the future with respect to one or more of the remaining PV Plants or the Talasol Project; and

•	a stock purchase agreement in the event we acquire an existing company that owns a photovoltaic plant that is under construction or is already constructed.

Our aggregate capital expenditures to date in connection with our PV Plants is approximately euro 76.4 million.

As all of our PV Plants are operational, the summaries below describe the material terms of the O&M Agreements executed in connection with such PV Plants. Certain of the EPC Contracts and forms of O&M Agreements were filed as exhibits to previously filed annual reports on Form 20-F. In the event we decide to further develop the Talasol Project, we expect that we will execute an EPC contract with the relevant contractor on a turnkey basis.

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

In certain of our PV Plants (Del Bianco, Costantini, Soleco and Talmei Yosef), a technical adviser, or the Technical Advisor, was appointed by the Financing Entity, to monitor the performance of the services. Our current Technical Adviser in Italy and Israel is a leading technical firm which appears in the banks’ white list.

While the majority of our PV Plants replaced the original O&M Contractors to improve price and service levels, in certain cases the EPC companies still provides O&M services to the photovoltaic plants. We expect that, if required, we will be able to replace some or all of our current O&M Contractors with other contractors and service providers. However, we cannot ensure that if such replacement shall take place we will be able to receive the same terms and warranties from the new contractor. In addition, to the extent the relevant PV Plant received financing from a bank or other financing institution, the applicable financing agreement generally requires that we obtain the financing institution’s approval for the replacement of an O&M contractor.

The Services

Each O&M Agreement governs the provision of the following services: (i) Subscription Services, which include Preventive Maintenance Services (maintenance services such as cleaning of panels and taking care of vegetation, surveillance, remote supervision of operation and full operational status of the PV Plant) and Corrective Maintenance Services (services to correct incidents arising at the PV Plant or to remedy any anomaly in the operation of the PV Plant), and (ii) Non-Subscription Services, which are all services outside the scope of the Subscription Services. In some cases, certain engagement agreements are executed by us directly with service providers (such as internet, security services, etc.).

The Consideration

Based on the range of services offered by the Contractor, the annual consideration for the Subscription Services varies from euro 19,000 to euro 36,000 per MWp (linked to the local Consumer Price Index) for each of the PV Plants, paid in the majority of the PV Plants on a quarterly basis. The Subscription Services fee is fixed and the Contractor is not entitled to request an increase in the price due to the occurrence of unforeseen circumstances. This annual consideration does not include the price of the insurance policies to be obtained by the PV Principal, including all risk insurance policies.

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

Termination

Each party may terminate the O&M Agreement (to the extent applicable, after obtaining the approval of the financing entity) if the other is in breach of any of its obligations that remain uncured for 30 days following written notice thereof.

The O&M Agreement is terminated if the Contractor is liquidated or becomes bankrupt or insolvent, and on other similar grounds, unless the PV Principal is willing to continue the O&M Agreement.

The O&M Agreements also provide the parties the option to withdraw from the agreement other than in the event of a breach by the other party, subject to certain advance notice requirements.

Competition

Our competitors are mostly other entities that seek land and contractors to construct new power plants on their behalf or seek to purchase existing photovoltaic power plants. The competition in the Israeli photovoltaic sector concentrates on the ability to receive licenses from the Israeli Electricity Authority for the construction of new photovoltaic plants, which is subject to a quota as more fully described below and the ability to acquire existing plants that were already granted an electricity production license. The market for solar energy is intensely competitive and rapidly evolving, and many of our competitors who strive to construct new solar power plants have established more prominent market positions and are more experienced in this field. Our competitors in this market include Etrion Corporation (TSX, TO:ETX), Sunflower Sustainable Investments Ltd. (TASE:SNFL), Enlight Renewable Energy Ltd. (TASE:ENLT), Energixs Renewable Energies Ltd. (TASE:ENRG), Allerion Clean Power S.p.A. (ARN.MI), NextEra Energy Partners (NYSE:NEP), NRG Yield (NASD:NYLD), TransAlta Renewables (TSX:RNW), Pattern Energy Group (NASD:PEGI), Abengoa Yield PLC (NASD:ABY), NextEnergy Solar Fund Limited (LSE:NESF), Bluefield Solar Income Fund Limited (LSE:BSIF), Infinis Energy PLC (LSE:INFI), The Renewables Infrastructure Group Limited (LSE:TRIG) and TerraForm Power, Inc. (NASD:TERP). If we fail to attract and retain ongoing relationships with solar plants developers, we will be unable to reach additional agreements for the development and operation of additional solar plants, should we wish to do so.

Customers

The customers of our PV Plants are generally the local operators of the national grid and our PV Plants do not provide electricity or enter into power purchase agreements with private customers. The agreements with the customers include customary termination provisions, including in connection with breaches of the electricity producer and in the event the plant causes disruptions with the grid.

Seasonality

Solar power production has a seasonal cycle due to its dependency on the direct and indirect sunlight and the effect the amount of sunlight has on the output of energy produced. Although we received the technical calculation of the average production recorded in the area of each of our PV Plants from our technical advisors and incorporated such data into our financial models, adverse meteorological conditions can have a material impact on the PV Plants’ output and could result in production of electricity below expected output. For example, the radiation levels during the year ended December 31, 2016 were lower than the radiation levels during the same period in 2015 and in 2017, resulting in lower revenues from our PV Plants during the period.

Sources and Availability of Components of the Solar Power Plant

As noted above, the construction of our PV Plants entails the assembly of solar panels and inverters purchased from third party suppliers. A critical factor in the success of our PV Plants is the existence of reliable panel suppliers, who guaranty the performance and quality of the panels supplied. Degradation in such performance above a certain minimum level, generally 90% during the initial ten year period and 80% during the following ten-fifteen year period, is guaranteed by the panel suppliers. However, if any supplier is unreliable or becomes insolvent, it may default on warranty obligations.

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

Material Effects of Government Regulations on the PV Plants

The construction and operation of the PV Plants is subject to complex legislation covering, inter alia, building permits, licenses, the governmental long-term incentive scheme and security considerations. The following is a brief summary of the regulations applicable to our PV Plants.

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

Pursuant to Ministerial Decree dated August 6, 2010, or the Third Conto Energia, a fixed FiT is granted for a period of 20 years from the date on which the plant is connected to the grid in relation to plants that entered into operation from January 1, 2011 through December 31, 2013. The FiT provided for by the Third Conto Energia are as follows:

	A		B		C
Nominal Power	Plants entered in operation after December 31, 2010 and by April 30, 2011		Plants entered in operation after April 30, 2011 and by August 31, 2011		Plants entered in operation after August 31, 2011 and by December 31, 2011
	PV plants on buildings	Other PV plants	PV plants on buildings	Other PV plants	PV plants on buildings	Other PV plants
[kW]	[€ /kWh]	[€/kWh]	[€/kWh]	[€/kWh]	[€/kWh]	[€/kWh]
1 ≤ P ≤ 3	0.402	0.362	0.391	0.347	0.380	0.333
3< P ≤20	0.377	0.339	0.360	0.322	0.342	0.304
20< P ≤200	0.358	0.321	0.341	0.309	0.323	0.285
200< P ≤1000	0.355	0.314	0.335	0.303	0.314	0.266
1000<P≤5000	0.351	0.313	0.327	0.289[1]	0.302	0.264
P>5000	0.333	0.297	0.311	0.275	0.287	0.251
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

The three following tables provide the FiT that applied to PV plants entering into operations from June 1, 2011 until December 31, 2012 on the basis of the Fourth Conto Energia:

	June 2011		July 2011		August 2011
	PV plants on buildings	Other plants	PV plants on buildings	Other PV plants	PV plants on buildings	Other PV plants
	[€/kWh]	[€/kWh]	[€/kWh]	[€/kWh]	[€/kWh]	[€/kWh]
1≤P≤3	0.387	0.344	0.379	0.337	0.368	0.327
3<P≤20	0.356	0.319	0.349	0.312	0.339	0.303
20<P≤200	0.338	0.306	0.331	0.300	0.321	0.291
200<P≤1000	0.325	0.291[1]	0.315	0.276	0.303	0.263
1000<P≤5000	0.314	0.277	0.298	0.264	0.280	0.250
P>5000	0.299	0.264	0.284	0.251	0.269	0.238
_______________________________
1 With regard to the Italian PV Plant under the Forth Conto Energia the tariff is equal to € 0.291/kWh.

	September 2011		October 2011		November 2011		December 2011
	PV plants on buildings	Other PV plants	PV plants on buildings	Other PV plants	PV plants on buildings	Other PV plants	PV plants on buildings	Other PV plants
	[€/kWh]	[€/kWh]	[€/kWh]	[€/kWh]	[€/kWh]	[€/kWh]	[€/kWh]	[€/kWh]
1≤P≤3	0.361	0.316	0.345	0.302	0.320	0.281	0.298	0.261
3<P≤20	0.325	0.289	0.310	0.276	0.288	0.256	0.268	0.238
20<P≤200	0.307	0.271	0.293	0.258	0.272	0.240	0.253	0.224
200<P≤1000	0.298	0.245	0.285	0.233.	0.265	0.210	0.246	0.189
1000<P≤5000	0.278	0.243	0.256	0.223	0.233	0.201	0.212	0.181
P>5000	0.264	0.231	0.243	0.212	0.221	0.191	0.199	0.172

	January – June 2012		July – December 2012
	PV plants on buildings	Other PV plants	PV plants on buildings	Other PV plants
	[€/kWh]	[€/kWh]	[€/kWh]	[€/kWh]
1≤P≤3	0.274	0.240	0.252	0.221
3<P≤20	0.247	0.219	0.227	0.202
20<P≤200	0.233	0.206	0.214	0.189
200<P≤1000	0.224	0.172	0.202	0.155
1000<P≤5000	0.182	0.156	0.164	0.140
P>5000	0.171	0.148	0.154	0.133

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

Constitutional Court Judgment

In June 2015, an appeal was filed with the Italian Constitutional Court aimed to assess whether the Spalma Incentivi Law entails unconstitutional provisions, particularly insofar as they apply in a retrospective fashion. In December 2016 the Italian Constitutional Court declared that the Spalma Incentivi Law is not unconstitutional.

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

In terms of sanctions by the GSE, the Italian Budget Law for 2018 includes a provision aimed at limiting GSE’s powers (so called “Benamati Amendment”).

Whereas the current provisions allow GSE to declare retrospective forfeiture from the incentives also for minor or anyway rather formal authorization irregularities, the new legislation provides that GSE shall in such cases only reduce incentive to 20%-80% of the original value, depending on the type of breach. Furthermore, it is provided that if notice of the breach is provided to GSE by the producer (before an assessment procedure commences) the reduction will be further reduced by one third. However, the referred legislation does not eliminate the possibility for declaration of forfeiture of the entire amount of the incentives in the event of most material breaches.

The cases in which the reduction of the incentive can be declared are to be defined by the Ministry of Economic Development within six months.

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

Fourth and Fifth Conto Energia PV plants (except for certain specific type of plants) are exempt from the retention provided that the relevant panel producers are enrolled with consortia/institutions listed in an ad hoc register held by GSE.

New provisions regarding determination of cadastral value and so called “super-depreciation”

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

With circular dated March 30, 2017, the Italian Tax Office has further clarified that PV plants can be characterized as movable assets and particularly, as a result, will be subject to the so called “super-depreciation”, which allows them to increase the actual cost of the investment in PV plants by 40%, with associated significant fiscal benefits.

Approval of Capacity Market by EU Commission

At the beginning of February 2018, the EU Commission approved the scheme presented by the Italian government for the setting up of the so-called “capacity market”. This has been approved for a period of 10 years and will allow producers of electric energy (including from PV sources) to participate in auctions whereby they will obtain additional remuneration for providing availability to produce electric energy. The capacity market is still to be implemented through an ad hoc decree by the Italian government, but is currently expected to start in the third quarter of 2018.

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

Specific Remuneration includes two components to be paid in addition to the electricity market price: (i) an “investment retribution” sufficient to cover the investment costs of a so-called “standard facility” – provided that such costs are not fully recoverable through the sale of energy in the market, and (ii) an “operational retribution” sufficient to cover the difference, if any, between the operational income and costs of a standard plant that participates in the market.

The Specific Remuneration provides that commencing July 13, 2013 all PV plants currently in operation, including our Spanish PV Plants, were no longer entitled to receive the applicable feed-in-tariff for renewable installations but rather became entitled to receive the Specific Remuneration.

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

Material Effects of Government Regulations on the Israeli PV Plant

General

The regulatory framework applicable to the production of electricity by the private sector in Israel is provided under the Israeli Electricity Sector Law, 1996, or the Electricity Law, and the regulations promulgated thereunder, including the Electricity Market Regulations (Terms and procedures for the granting of a license and the duties of the Licensee), 1997, the Electricity Market Principles (Transactions with the supplier of an essential service), 2000, and the Electricity Market Regulations (Conventional Private Electricity Manufacturer), 2005, or the Electricity Market Regulations. In addition, standards, guidelines and other instructions published by the Israeli Electricity Authority (established pursuant to Section 21 of the Electricity Law) and\or by the Israeli Electric Company also apply to the production of electricity by the private sector in Israel. In addition, the operations of photovoltaic plants in Israel are subject to various licensing, permitting and other regulations and requirements, issued and supervised by the relevant municipality, the Israeli Land Authority and various governmental entities including the Ministry of Energy, the Ministry of Agriculture, the Ministry of Interior and the Ministry of Defense.

Renewable Energy in Israel

On August 6, 1998, the Israeli government approved the resolution of the Committee of Ministers for Environment and Hazardous Materials “to act to advance the development of technologies for efficient use of renewable energies in order to reduce the dependency on imported fuel and reduce the contamination of the environment.” Commencing in 2009, the Israeli government adopted a number of decisions which were intended to achieve the integration of renewable energies into the local electricity market, including the adoption of a roadmap for the market in July 2011 and setting targets for renewable energy manufacturing.

The current targets for manufacturing electricity from renewable sources were set by the Israeli government in September 2015, as follows: 10% in 2020, 13% in 2025 and 17% in 2030. The previous target of 5% renewable energy manufacturing by 2014 was not met as only 1.5% of the electricity manufactured in Israel in 2014 was based on renewable energy. These targets were set as part of the Israeli government’s efforts to reduce greenhouse gas emissions in Israel.

Commencing January 1, 2016, the Israeli Electricity Authority was merged into the Ministry of Energy pursuant to a government resolution approved in August 2016, which also noted that the Ministry of Energy will be responsible for determining the electricity market policy and for approving electricity manufacturing licenses.

In August 2017, Amendment no. 14 to the Electricity Sector Law, or Amendment no. 14, was published. Amendment no. 14 is in effect commencing on its publication and until December 31, 2030. Amendment no. 14 requires that the Minister of Energy formulate a perennial work plan in connection with production of electricity from renewable energy, which will include action items per year in order to meet the targets for renewable energy manufacturing determined by the Israeli government . Amendment no. 14 further provides that an inter-ministerial committee will be established, which will be required to submit its recommendations to the Minister of Energy regarding the advancement of electricity manufacturing from renewable energy, including recommendation with respect to: (i) methods for minimizing or eliminating obstructions for manufacturing of electricity from renewable energy, including in connection with planning and financing and (ii) methods for minimizing or eliminating obstructions for the construction of facilities for manufacturing electricity from renewable energy. Amendment no. 14 also requires the general manager of the Ministry of Energy to provide an annual report to the Economic Committee of the Israeli parliament on meeting the targets for manufacturing electricity from renewable energy and with respect to the implementation of Amendment no. 14 and the perennial work plan.

Photovoltaic Plants

The Israeli Electricity Authority determines the quotas for various traditional and renewable energy manufacturers in Israel. In the past, the Israeli Electricity Authority determined quotas for photovoltaic installations. The previous quota of 300 MWp for medium installations, connected to the distribution grid, and 200 MWp for large installations, connected to the transmission grid, have been fully utilized.

In October 2014, Israeli government resolution no. 2117 was approved. The resolution provides for a shift of thermo-solar, wind and bio-gas quotas in aggregate of 340 megawatt to solar quotas to be equally divided between plants connected to the transmission network and plants connected to the distribution network and further providing that the total quotas will not exceed 114 megawatt per year.

On October 10, 2016, The Israeli Electricity Authority published a hearing concerning the development of new photovoltaic plants with a total capacity ranging between 800-1700 megawatts as will be determined by the Israeli Electricity Authority, or the Publication. According to the Publication, the licenses to construct new photovoltaic plants under the new quotas shall be granted on the basis of a competitive bidding process, in which the bidders shall propose the applicable tariffs they expect to be paid for each KW/h supplied to the electric grid. The Publication provides that bidders who submit the lowest proposals that collectively fall within the quota limits will be entitled to develop a photovoltaic plant and sell electricity to the grid at a price equal to the lowest tariff proposal amongst the unsuccessful bids. Consequently, all successful bidders shall eventually sell electricity at the same tariff.

The final tariff will be valid for a period of 23 years for plants connected to the distribution grid, and 22 years for plants connected to the transmission grid, starting from the date of commercial operation or upon receiving a permanent license to produce electricity and the commencement of commercial operation, as shall be determined in accordance with the then applicable licensing regulation.

In November 2017, the Minister approved an additional quota of 1,600 MWp for photovoltaic installations that will be allocated between small rooftop installations and medium installations.

During 2017, two tenders were conducted (out of six tenders planned to be conducted by mid-2019). The tenders, conducted in March and December 2017, resulted in a price per KWh of NIS 0.199 and NIS 0.1978 for an aggregate production capacity of 235 MWp and 105 MWp, respectively.

In addition, the Israeli Electricity Authority approved a quota of 200 MWp for tenders to be published in conjunction with the Israel Land Authority for the construction of photovoltaic installations, of which winners were announced in connection with 136 MWp.

Licensing

The Israeli Electricity Authority regulated the establishment of photovoltaic plants, in several categories as noted above. Medium photovoltaic plants, such as the Israeli PV Plant, are governed by the Israeli Electricity Authority’s decision no. 284, or Decision 284. Decision 284 provides that it will apply until the earlier of reaching a quota of 300 megawatt in Israel or until the end of 2017.

An entity wishing to construct and operate a photovoltaic plant in Israel is required to obtain a conditional license, subject to the fulfillment of several threshold conditions set forth in Decision 284. A conditional license is generally valid for 42 months and the licensee, after meeting the milestones included in the conditional license, may be grated a conditional tariff approval based on the prevailing tariff, which is valid until the earlier of: (i) 90 days following its issuance and (ii) receipt of financing for the construction of the photovoltaic plant. In the event the licensee obtains financing during the 90 day period, it is issued the conditional tariff becomes permanent and is linked to the Israeli Consumer Price Index for a period of 20 years commencing upon commercial operation of the plant. Thereafter, subject to fulfilment of certain conditions, a permanent production license is granted.

National Outline Plan and Permits

In December 2010, the Israeli National Committee for Planning and Construction approved National Outline Plan 10/d/10, or the Outline Plan, for regulating photovoltaic plants from small rooftop mounted installations through photovoltaic plants on land plots up to a size of 0.29 square miles. The Outline Plan provides for the construction of photovoltaic plants in two routes: permit and plan. Permits are available for rooftop mounted installations and for land installations on specific lands, depending on their designation in the National Outline Plan and a plan route requires the licensee to file a plan with the relevant planning authority and such a plan cannot be filed with respect to certain lands that are designated as forests, national parks or reservations. The Outline Plan provides that preference will be given to the construction of photovoltaic plants in areas designated for construction and development. The Outline Plan permits planning authorities to approve the construction of photovoltaic plants in certain areas in northern and southern Israel in larger scopes than other areas.

Transfer of Rights in a Photovoltaic Plant

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

Dori Energy

On November 25, 2010, Ellomay Clean Energy Ltd., or Ellomay Energy, our wholly-owned subsidiary, entered into an Investment Agreement, or the Dori Investment Agreement, with the Dori Group and Dori Energy, with respect to an investment by Ellomay Energy in Dori Energy. Pursuant to the terms of the Dori Investment Agreement, Ellomay Energy invested a total amount of NIS 50 million (approximately €10 million) in Dori Energy, and received a 40% stake in Dori Energy’s share capital. The transaction contemplated by the Dori Investment Agreement, or the Dori Investment, was consummated on January 27, 2011, or the Dori Closing Date. Following the Dori Closing Date, the holdings of Ellomay Energy in Dori Energy were transferred to Ellomay Clean Energy Limited Partnership, or Ellomay Energy LP, an Israeli limited partnership whose general partner is Ellomay Energy and whose sole limited partner is us. Ellomay Energy LP replaced Ellomay Energy with respect to the Dori Investment Agreement and the Dori SHA.

Ellomay Energy was also granted an option to acquire additional shares of Dori Energy, or the Dori Option, which, if exercised, will increase Ellomay Energy’s percentage holding in Dori Energy to 49% and, subject to the obtainment of certain regulatory approvals – to 50%. The exercise price of the options is NIS 2.4 million for each 1% of Dori Energy’s issued and outstanding share capital (on a fully diluted basis). In May 2015, we exercised the first option and in May 2016, we exercised the second option, accordingly, we currently hold 50% of Dori Energy and our indirect ownership of Dorad is 9.375%. The aggregate amount paid in connection with the exercise of this option amounted to approximately NIS 2.8 million (approximately €0.7 million), including approximately NIS 0.4 million (approximately €0.1 million) required in order to realign the shareholders loans provided to Dori Energy by its shareholders with the new ownership structure.

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

The other shareholders in Dorad are Eilat Ashkelon Infrastructure Services Ltd., or EAIS, (37.5%), and Edelcom Ltd., or Edelcom, (18.75%), both Israeli private companies, and Zorlu Enerji Elektrik Uretim A.S. (25%), a publicly traded Turkish company. Dorad’s shareholders, including Dori Energy, are parties to a shareholders agreement that includes customary provisions, including a right of first refusal, arrangements in connection with the financing of Dorad’s operations, certain special shareholder majority requirements and the right of each shareholder holding 10% of Dorad’s shares to nominate one member to Dorad’s board of directors. As noted above, pursuant to the Dori SHA, we are currently entitled to recommend the nomination of the Dorad board member on behalf of Dori Energy.

During July 2016, Dorad repaid an aggregate amount of approximately NIS 350 million (approximately €82 million) of shareholders’ loans (of which approximately NIS 204 million (approximately €46 million) for repayment of interest and linkage and the remainder of approximately NIS 146 million (approximately €34 million) for partial repayment of principal). Dori Energy’s portion of such repayment was approximately NIS 66 million (approximately €15.5 million). During January 2017 and January 2018, Dorad repaid an additional aggregate amount of approximately NIS 50 million (approximately €12.3 million) and NIS 80 million (approximately €19.3 million), respectively, of interest and principal on account of shareholders loans and Dorad expects to repay an additional amount of approximately NIS 60 million (approximately €14.4 million) during 2018. For information concerning Dori Energy’s portion of these repayments, see below.

Dorad entered into a credit facility agreement with a consortium led by Bank Hapoalim Ltd., or the Dorad Credit Facility, and financial closing of the Dorad Power Plant was reached on November 29, 2010, with the first drawdown received on January 27, 2011. The Dorad Credit Facility provides that the consortium will fund up to 80% of the cost of the project, with the remainder to be funded by Dorad’s shareholders. The funding is linked to the Israeli consumer price index and bears interest at a rate that is subject to updates every three years based on Dorad’s credit rating (Dorad received an “investment grade” rating, on a local scale). The current interest rate is approximately 5.5%. The funding is repaid (interest and principal) in semi-annual payments, commencing six months of the commencement of operations of the Dorad Power Plant and for a period of 17 years thereafter. The Dorad Credit Facility further includes customary provisions, including early repayment under certain circumstances, fixed charges on Dorad’s assets and rights in connection with the Dorad Power Plant and certain financial ratios, which Dorad is in compliance with as of December 31, 2017. Dorad’s senior loan facility is linked to the Israeli CPI. As the production tariff is partially linked to the Israeli CPI, the exposure is minimized. However, as the production tariff is published in delay with respect to the actual changes in the CPI, Dorad executed derivative transactions on the Israeli CPI. In connection with the Dorad Credit Facility, Dorad’s shareholders (including Dori Energy) undertook to provide guarantees to certain customers, to the IEC and to various suppliers and service provides of Dorad and also undertook to indemnify Dorad and the consortium in connection with certain expenses, including payments to customers due to delays in the commencement of operations, payment of liquidated damages to the construction contractors in the event of force majeure and certain environmental hazards. The aggregate investment of Dorad in the construction of the Dorad Power Plant was approximately NIS 4.7 billion (equivalent to approximately €1.1 billion). The Dorad Credit Facility provides for the establishment of the project’s accounts and determines the distribution of the cash flows among the accounts. In addition, the Dorad Credit Facility includes terms and procedures for executing deposits and withdrawals from each account and determines the minimum balances in each of the capital reserves.

As of December 31, 2017, Dori Energy provided guarantees to the Israeli Electricity Authority, to the IEC and to Israel Natural Gas Lines Ltd. in the aggregate amount of approximately NIS 30.5 million (approximately €7.4 million). As of December 31, 2017, the principal and accrued interest on the shareholders loans provided to Dorad by Dori Energy was in the aggregate amount of approximately NIS 37 million (approximately €8.9 million), following the repayment of shareholder loan to Dori Energy in July 2016 amounting to approximately NIS 66 million (approximately €15.5 million). In January 2017 and in January 2018, an additional payment of principal and interest on account of the shareholder loan of approximately NIS 9.4 million (approximately €2.3 million) and approximately NIS 15 million (approximately €3.6 million), respectively, was received by Dori Energy and Dorad expects to repay an additional amount of approximately NIS 11.25 million (approximately €2.7 million) to Dori Energy during 2018. The shareholders loans bear 10% interest and are linked to the Israeli CPI.

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

The Dorad Power Plant commenced operations in May 2014, following the receipt of the permanent production and supply licenses discussed under “Material Effects of Government Regulations on Dorad’s Operations” below.

Dorad previously entered into an operation and maintenance agreement with Eilat-Ashkelon Power Plant Services Ltd., or EAPPS, a wholly-owned subsidiary of Eilat Ashkelon Infrastructure Services Ltd., which holds 37.5% of Dorad. Certain of the obligations under such agreement were assigned to Zorlu Enerji Elektrik Uretim A.S., or Zorlu, which holds 25% of Dorad. During 2013, EAPPS entered into an agreement with Ezom Ltd., or Ezom, which, to our knowledge, is 75% owned by the controlling shareholder of Edelcom Ltd. (which holds 18.75% of Dorad) with the remainder held by a company controlled by Zorlu, for the provision of sub-contracting services to EAPPS. Despite the assignment and subcontracting agreement, EAPPS remained liable to Dorad for all obligations under the agreement. In December 2017, Dorad and Ezom executed an operation and maintenance agreement for the Dorad Power Plant, or the Dorad O&M Agreement, replacing EAPPS by Ezom as the O&M contractor of the Dorad Power Plant under the same terms. The Dorad O&M Agreement is for a period of 24 years and 11 months commencing upon receipt of a permanent license by Dorad, and in no event for a period that is longer than the period of the lease of the Dorad Power Plant premises.

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

On December 27, 2016, an arbitration agreement was executed pursuant to which this proceeding, as well as the two proceedings mentioned below will be arbitrated before Judge (retired) Hila Gerstel. On January 2, 2017, the arbitrator ruled, among other things, that the statements of claim in the various proceedings will be submitted by February 19, 2017, the statements of defense will be submitted by April 4, 2017, discovery affidavits will be submitted by April 6, 2017, responses will be submitted by May 4, 2017 and a preliminary hearing will be held on May 10, 2017. These dates were extended with the agreement of the parties so that the statements of claim will be submitted by February 23, 2017 and the statements of defense will be submitted by April 9, 2017. Following the execution of the arbitration agreement, Dori Energy and Mr. Raphael requested the deletion of the proceeding and the request was approved. A statement of claim, or the Claim, was filed by Dori Energy and Mr. Raphael on behalf of Dorad against Zorlu, Mr. Edelsburg, Edelcom and Edeltech Holdings 2006 Ltd., or Edeltech, on February 23, 2017 in which they repeated their claims included in the amended Petition and in which they required the arbitrator to obligate the defendants, jointly and severally, to pay an amount of $183,367,953 plus interest and linkage to Dorad. During March 2017, the respondents filed two motions with the arbitrator as follows: (i) to instruct the plaintiffs to resubmit the statement of claim filed in connection with the arbitration proceedings in a form that will be identical to the form of the statement of claim submitted to the court, with the addition of the monetary demand only or, alternatively, to instruct that several sections and exhibits will be deleted from the statement of claim and (ii) to postpone the date for filing their responses by 45 days from the date the motion set forth under (i) is decided upon.  The plaintiffs filed their objection to both motions and some of the respondents filed their responses to the objection. In April 2017, the Defendants filed their statements of defense. Within the said statements of defense, Zorlu attached a third party notice against Dorad, Dori Energy and the Luzon Group, in the framework of which it repeated the claims on which its defense statement was based and claimed, among other claims, that if the plaintiffs’ claim against Zorlu was accepted  and would negate Zorlu’s right receive compensation and profit from its agreement with Dorad and therefore Zorlu should be compensated in the amount of approximately NIS 906.4 million (approximately €218.3 million). Similarly, also within their statement of defense, Edelcom, Mr. Edelsburg and Edeltech filed a third party notice against Dori Energy claiming for breaches by Dori Energy of the duty to act in good faith in contract negotiations and that any amount ruled will constitute unlawful enrichment.

On October 1, 2017, EAIS, which holds 37.5% of Dorad’s shares, filed a statement of claim in this arbitration proceeding. In its statement of claim, EAIS joins Dori Energy’s and Mr. Raphael’s request as set forth in the Claim and raises claims that are similar to the claims raised by Dori Energy and Mr. Raphael in the Claim.

In November 2017, Dori Energy and Mr. Raphael filed their responses to the defendants’ statements of defense and in December 2017, Dori Energy, Mr. Raphael and EAIS filed their statements of defense to the third party notices submitted by the defendants. In December 2017, Zorlu filed a request in connection with the Dori Energy statement of claim to the extent it is directed at board members serving on behalf of Zorly and in January 2018 the arbitrator provided its ruling that the legal validity of the actions or inactions of board members of Dorad will be attributed to the entities that are shareholders of Dorad on whose behalf the relevant board member acted and the legal determinations, if any, will be directed only towards the shareholders of Dorad. During January 2018, Mr. Edelsburg, Edelcom and Zorlu filed their statement of defense in connection with the claim filed by EAIS and also filed third party notices against EAIS, Dori Energy and the Luzon Group claiming that EAIS and the Luzon Group enriched themselves at Dorad’s account without providing disclosure to the other shareholders and requesting that, should the position of Dori Energy and EAIS be accepted in the main proceeding, the arbitrator, among other things, obligate EAIS to refund to Doard all of the rent paid to date and determine that Dorad is not required to pay any rent in the future or determine that the rent fees be reduced to their market value and refund Dorad the excess amounts paid by it to EAIS, to determine that the board members that represent EAIS and Dori Energy breached their fiduciary duties towards Dorad and obligate EAIS and Dori Energy to pay the amount of $140 million, plus interest in the amount of $43 million, which is the amount Zorly received for the sale of its rights under the Dorad EPC agreement, and to rule that in connection with the engineering and construction works performed by the Luzon Group, the Luzon Group and Dori Energy are required to refund to Dorad or compensate the defendants in an amount of $24 million, plus interest and linkage and, alternatively, to determine that Mr. Edelsburg, Edelcom and Zorlu are entitled to indemnification from the third parties for the entire amount they will be required to pay. For more information see Note 6 to our annual financial statements included elsewhere in this Report.

Petition to Approve a Derivative Claim filed by Edelcom

On February 25, 2016 the representatives of Edelcom Ltd., which holds 18.75% of Dorad, or Edelcom, and Ori Edelsburg sent a letter to Dorad requesting that Dorad file a claim against Ellomay Energy, our wholly-owned subsidiary that holds Dori Energy’s shares, the Luzon Group and Dori Energy referring to an entrepreneurship agreement that was signed on November 25, 2010 between Dorad and the Luzon Group, pursuant to which the Luzon Group received payment in the amount of approximately NIS 49.4 million (approximately €11.9 million) in consideration for management and entrepreneurship services. Pursuant to this agreement, the Luzon Group undertook to continue holding, directly or indirectly, at least 10% of Dorad’s share capital for a period of 12 months from the date the Dorad Power Plant is handed over to Dorad by the construction contractor. The Edelcom Letter claims that as a consequence of the management rights and the options to acquire additional shares of Dori Energy granted to us pursuant to the Dori Investment Agreement, the holdings of the Dori Group in Dorad have fallen below 10% upon execution of the Dori Investment Agreement. The Edelcom Letter therefore claims that Dori Group breached its commitment according to entrepreneurship agreement. The Edelcom Letter requests that Dorad take all legal actions possible against the Dori Group, Dori Energy, Ellomay Energy and Mr. Hemi Raphael to recover the amounts it paid in accordance with the entrepreneurship agreement and also notify Dori Energy that, until recovery of the entrepreneurship fee, Dorad shall withhold the relevant amount from any amount Dori Energy is entitled to receive from Dorad, including repayments of shareholders’ loans and dividend distributions. On July 25, 2016, Edelcom filed a petition for approval of a derivative action against Ellomay Energy, the Luzon Group, Dori Energy and Dorad. In November 2016, Ellomay Energy and Dori Energy filed a joint petition requesting that this application be transferred to the same judges who will be adjudicating the petition filed by Dori Energy and Hemi Raphael mentioned above and on November 27, 2016, Edelcom filed an objection to this request. As noted above, on December 27, 2016, an arbitration agreement was executed pursuant to which this proceeding, as well as the proceeding mentioned above and below will be arbitrated before Judge (retired) Hila Gerstel and the proceeding before the court was deleted. On February 23, 2017, Edelcom submitted the petition to approve the derivative claim to the arbitrator. On April 30, 2017, Ellomay Energy filed its response to the petition and on May 1, 2017 the Luzon Group filed its response to the petition. For more information see above. For more information see Note 6 to our annual financial statements included elsewhere in this Report.

Statement of Claim filed by Edelcom

In July 2016, Edelcom filed a statement of claim, or the Edelcom Claim, with the Tel Aviv District Court against Dori Energy, Ellomay Energy, the Luzon Group, Dorad and the other shareholders of Dorad. In the Edelcom Claim, Edelcom contends that a certain section of the shareholders agreement among Dorad’s shareholders, or the Dorad SHA, contains several mistakes and does not correctly reflect the agreement of the parties. Edelcom claims that these purported mistakes were used in bad faith by the Luzon Group, Ellomay Energy and Dori Energy during 2010 in connection with the issuance of Dori Energy’s shares to Ellomay Energy and that, in effect, such issuance was allegedly in breach of the restriction placed on Dorad’s shares and the right of first refusal granted to Dorad’s shareholders in the Dorad SHA. The Edelcom Claim requests the court to: (i) issue an order compelling the Luzon Group, Ellomay Energy and Dori Energy to act in accordance with the right of first refusal mechanism included in the Dorad SHA and to offer to the other shareholders of Dorad, including Edelcom, a right of first refusal in connection with 50% of Dori Energy’s shares (which are currently held by Ellomay Energy, a wholly-owned subsidiary of the Company), under the same terms agreed upon by the Luzon Group, Ellomay Energy and Dori Energy in 2010, (ii) issue an order instructing Dorad to delay all payment due to Dori Energy as a shareholder of Dorad, including dividends or repayment of shareholders’ loans, for a period as set forth in the Edelcom Claim, (iii) issue an order instructing Dorad to remove Dori Energy’s representative from Dorad’s board of directors (currently Mr. Hemi Raphael, who also serves on our Board) and to prohibit his presence and voting at the Dorad board of directors’ meetings, for a period as set forth in the Edelcom Claim, and (iv) grant any other orders as the court may deem appropriate under the circumstances. In November 2016 Ellomay Energy and Dori Energy filed a joint petition requesting that this application be transferred to the same judges who will be adjudicating the petition filed by Dori Energy and Hemi Raphael mentioned above and on November 27, 2016, Edelcom filed an objection to this request.  As noted above, on December 27, 2016, an arbitration agreement was executed pursuant to which this proceeding, as well as the two proceeding mentioned above will be arbitrated before Judge (retired) Hila Gerstel and the proceeding before the court was deleted. On February 23, 2017, Edelcom submitted the statement of claim to the arbitrator. On April 30, 2017, Ellomay Energy filed its statement of defense and on May 1, 2017 the Luzon Group filed its statement of defense. In addition, the parties agreed to try to conduct mediation proceedings without delaying the arbitration proceedings. The mediation proceedings ended in August 2017 without consent, and the dates of the arbitration proceedings remained the same. For more information see above.

Opening Motion filed by Edelcom

On December 8, 2016, Edelcom filed an opening motion with the Economic Department of the Tel Aviv-Yaffo District Court against the Luzon Group, Dori Energy and Dorad, or the Opening Motion. The Opening Motion was filed shortly after the publication in Israel of a prospectus by the Luzon Group for the issuance of debentures to the Israeli public, proposed to be secured, among other securities, by a pledge on Dori Energy’s shares that are held by the Luzon Group (representing a 50% ownership percentage in Dori Energy, with us, indirectly, holding the remaining 50%).

In the Opening Motion, Edelcom requests the court to declare that: (a) the creation of a lien on Dori Energy’s shares held by the Luzon Group triggers the right of first refusal mechanism included in the Dorad SHA, (b) that the Luzon Group and/or Dori Energy are obligated to act in accordance with such right of first refusal and enable the shareholders of Dorad to acquire all of Luzon Group’s holdings in Dori Energy or, indirectly, in Dorad, for a consideration of NIS 70 million less the value of other securities provided to the debenture holders or, alternatively, for an amount to be determined by an economic expert appointed by the court, and (c) to determine that Edelcom’s notice of exercise of its right of first refusal, obligates the Luzon Group and/or Dori Energy.

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

During January 2017, after the Luzon Group amended its prospectus to reflect the issuance of unsecured debentures, Edelcom filed a motion to stop the Opening Motion as Edelcom claimed it was no longer relevant. The Luzon Group requested the court to either rule that Edelcom’s request to stop the Opening Motion permits the creation of the lien on the Luzon Gorup’s shares of Dori Energy or, to the extent Edelcom has not changed its claims, the request to stop the Opening Motion should be rejected and the case ruled on by the court as soon as possible in order to enable the Luzon Group to provide a pledge on its shares of Dori Energy to its debenture holders. In February 2017, Edelcom filed its response to the Luzon Group’s request noting that the Luzon Group’s position is not possible as the Luzon Group undertook not to pledge Dori Energy shares until the Opening Motion is decided on and on the other hand the Luzon Group claims that there is still an undertaking to provide the pledge. The trustee of the debentures issued by the Luzon Group notified the court that it does not have a position in the matter. During March 2017 a hearing was held and it was decided that the Luzon Group will file during March 2017 an opening motion on its behalf and such opening motion was filed by the Luzon Group. A hearing was scheduled for May 2017. Based on our review of the Opening Motion and related documents, we estimate that the chances of the court dismissing the Opening Motion filed by Edelcom are higher than the chances of the court granting the relief requested in such Opening Motion. On January 5, 2017, Ellomay Energy LP filed a request to join the proceeding as the outcome of the Opening Motion may materially affect its rights. The court approved Ellomay Energy LP’s request. In March 2017, the Luzon Group filed an opening motion on its behalf requesting that the court rule on the issues raised in the Opening Motion. On August 31, 2017, the Israeli District Court ruled that a pledge on Dori Energy’s shares held by the Luzon Group as contemplated by the Luzon Group in its prospectus governing the debentures issued by the Luzon Group does not trigger a right of first refusal to any of Dorad’s shareholders. The Israeli District Court further determined that Edelcom will pay legal expenses to the Luzon Group and the other parties to the proceeding. The Luzon Group noted in its filing with the Israel Securities Authority that subject to the ruling becoming final and the passing of the appeal period on this ruling, its conditional undertaking to provide a pledge on its Dori Energy shares will become effective. On October 26, 2017, Edelcom filed an appeal with respect to the ruling of the Israeli District Court with the Israeli Supreme Court. In February 2018, following the filing by the various parties of their claims and responses, a hearing was held in the Israeli Supreme Court and Edelcom withdrew the appeal and it was dismissed.

The Israeli Electricity Market; Competition

The Israeli electricity market is dominated by the Israel Electric Corporation (IEC), which manufactures and sells most of the electricity consumed in Israel and by the Palestinian Authority and had an installed capacity of approximately 13.6 GW as of November 2015. According to the Israeli Electricity Authority’s report on the electricity sector, published on November 2015, this installed capacity will have comprised 85% of the total installed capacity in the Israeli market. The IEC controls both the transmission network (for long-distance transmittal of electricity) and the distribution network (for transmittal of electricity to the end users). In recent years, various private manufacturers received energy production licenses from the Israeli Electricity Authority. During 2015, Israel’s largest private power plant, Dalia Power Energies Ltd, was commissioned with installed capacity of approximately 900 MW.

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

Sources and Availability of Raw Materials for the Operations of the Dorad Power Plant

The Dorad Power Plant is a bi-fuel plant, using natural gas as the main fuel and diesel oil in the event of an emergency. Pursuant to publications of the Israeli Ministry of Energy, natural gas is currently being used for the production of approximately 50% of the electricity produced in Israel.

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

•           During an interim period, that will commence upon the fulfillment of conditions set forth in the Tamar Agreement, or the Interim Period, the natural gas supply to Dorad will be subject to the quantities of natural gas available to Tamar at the time following the supply of natural gas to customers of the “Yam Tethys” project and other customers of Tamar that have executed natural gas supply agreements with Tamar prior to the execution of the Tamar Agreement. The Interim Period will end after (and to the extent) Tamar completes a project to expand the supply capacity of the natural gas treatment and transmission system from Tamar, subject to the fulfillment of conditions set forth in the Tamar Agreement, or the Expansion Project. In the event the conditions for the completion of the Expansion Project are not fulfilled, or the Expansion Project is not completed by the dates set forth in the Agreement, Dorad shall be entitled to terminate the Tamar Agreement. Upon completion of the Expansion Project, the minimum capacity set forth in the Tamar Agreement will increase and the Total Contract Quantity will increase respectively up to approximately 13.2 BCM. On April 30, 2015, Dorad received a notification from Tamar whereby the Interim Period began on May 5, 2015 and on November 26, 2017, the Company received a notification from Tamar whereby the Interim Period will end on September 30, 2020.

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

Dorad is also a party to a natural gas delivery agreement and to a diesel oil warehousing agreement. In November 2013, the Natural Gas Authority of the Israeli Ministry of Energy approved the connection of the Dorad Power Plant to the national gas pipeline network.

Memorandum of understanding with Energian

On October 30, 2017, Dorad signed an agreement with Energian Israel Ltd. regarding the possible acquisition of natural gas from the Karish and Tanin reserves held by it (which are expected to complete construction by the end of 2020), to purchase natural gas in a cumulative volume of approximately 6 BCM over a period of 14 years. The agreement between Dorad and Energian Israel Ltd. is subject to conditions precedent.

Material Effects of Government Regulations on Dorad’s Operations

As noted above under “Material Effects of Government Regulations on the Israeli PV Plant,” the regulatory framework applicable to the production of electricity by the private sector in Israel is provided under the Electricity Law, regulations promulgated thereunder, and other standards, guidelines and instructions published by the Israeli Electricity Authority and the IEC.

Licenses

In February 2010, the Israeli Electricity Authority granted Dorad a Conditional License, as defined by the Electricity Market Regulations) for the construction of a natural gas (and alternative fuel for back up purposes) operated power plant in Ashkelon, Israel for the production of electricity, with an installed production capacity of 760-850 MW. The conditional license issued to Doard included several conditions precedent to the entitlement of the holder of such license to produce and sell electricity to the Israeli Electric Company.

On April 13, 2014, the Israeli Electricity Authority resolved to grant Dorad a generation license for a period of twenty years and a supply license for a period of one year, or the Licenses, which become effective with the receipt of the approval of the Minister. The execution of the Licenses was under the examination of the Israeli Ministry of Justice due to an outstanding legal proceeding between the employees of the IEC, the IEC and the State of Israel in the Israeli local labor court. In connection with such legal proceeding, the labor court ruled that the State of Israel should refrain from any change to the status quo that influences or could affect the mandates of the IEC pending the discussions among the parties to the legal proceeding. On May 4, 2014 an urgent petition was filed by Dorad with the Israeli High Court of Justice concerning the delay in the provision of the Licenses to the Dorad Power Plant, or the Petition, requesting the issuance of conditional orders against, among others, the Israeli Electricity Authority, the legal advisor to the government and the Minister, to provide the reasons for not signing the Licenses despite governmental undertakings that were provided to Dorad. An urgent hearing at the High Court of Justice was scheduled for May 11, 2014. At the hearing the parties to the Petition reached a settlement, which the Israeli High Court of Justice approved, that, among other things, included the agreement of the parties that the Minister will approve the Licenses and that Dorad will be made a party to any petition or claim filed in the future by any of the parties that may affect Dorad. In August 2014, Dorad filed a request to extend the supply license for an additional period of nineteen years and the long-term supply license was executed in July 2015.

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

On August 6, 2015, the Israeli Electricity Authority published a decision establishing the rate in respect of “system management service charges” (system costs). As of December 31, 2015, Dorad settled such charges for the period until June 2015, and as from July 2015 regular charges are received from the IEC for these services.

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

On January 15, 2018, the electricity rate has been changed and overage production component was increased by approximately 6% from January 15, 2018 and is expected to remain in effect until the end of 2018.

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

We acquired 51% of the Goor Project in December 2016 and 51% of the Oude Tonge Project in May 2017, both pursuant to the Ludan Agreement. We are currently in the process of due diligence of a gasification project with a green gas production capacity of approximately 1,000 Nm3/h.

There can be no assurance as to the number of other projects that will meet the contractual requirements and become Approved Projects, if any, or as to the timing of our participation in any Approved Project.

The Groen Goor Project

General

Further to the Ludan Agreement, during July 2016 - November 2016 we entered into loan agreements with Ludan whereby we provided approximately euro 2.1 million to Ludan, or the Ludan Loans, for purposes of the acquisition of the rights in Groen Gas Goor B.V., or Groen Goor, a project company developing an anaerobic digestion plant, with a green gas production capacity of approximately 375 Nm3/h, in Goor, the Netherlands, or the Goor Project and the land on which the Goor Project will be constructed. Ellomay Luxemburg was issued shares representing a 51% interest in Groen Goor. The Groen Goor Loans converted into Ellomay Luxemburg shareholder’s loans to Groen Goor upon the financial closing of the Goor Project, which occurred on December 20, 2016.

Groen Goor EPC and O&M Agreements

During September 2016, Ellomay Luxembourg entered into a memorandum of understanding, or MOU, with Ludan, setting forth Ludan's and our agreed material principles and understandings with respect to the Goor Project’s EPC agreement, or the EPC MOU. During November 2016, Groen Goor entered into an EPC agreement in connection with the Goor Project, or the EPC Agreement, of an anaerobic digestion plant in Goor, the Netherlands, with Ludan. The “EPC Agreement” means the provisions of the General Conditions for EPC/Turnkey Projects, published by FIDIC (first edition 1999, ISBN 2-884-32-021-0), or the FIDIC GC, as amended by the EPC MOU, and as amended by the “Particular Conditions” and its annexes and schedules. In each case of contradiction between the provisions of the FIDIC GC and the provisions of the EPC MOU and/or of the Particular Conditions, the provisions of the Particular Conditions and of the EPC MOU shall prevail, and in each case of contradiction between the provisions of the Particular Conditions and the provisions of the EPC MOU, the provisions of the EPC MOU shall prevail and the parties shall promptly amend the provisions of the Particular Conditions to the extent required to resolve any such contradiction. The scope of the work includes a turn-key anaerobic wet digestion plant producing Biogas in completely stirred digesters as more fully described in the EPC Agreement.

We are now finalizing the takeover of the Goor Project, which has been operational since December 2017. Following the issuance of a takeover certificate (if and when such certificate will be issued), a testing period of up to 6 months will commence. The expected overall capital expenditure in connection with the Goor Project is approximately euro 10 million, including bank financing.

Groen Goor is entitled to terminate the EPC Agreement if it determines not to continue the project, or if Ludan breaches any of its obligations under the EPC Agreement, or in any other case where the EPC Agreement grants Groen Goor any termination rights. Ludan is entitled to terminate the EPC Agreement if Groen Goor fails to comply with its obligations in accordance with the EPC Agreement, including its payment obligations, or any other case where the EPC Agreement grants Ludan any termination rights. In November 2016 Groen Goor entered into an EPC agreement with Ludan.

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

The control in Ludan shall not be changed vis a vis the control therein as of the date of the EPC and O&M MOUs and throughout the entire O&M term, without the prior written approval of Groen Goor (“Control” - as defined in the Israeli Securities Law, 1968).

In September 2016, Groen Goor executed a feedstock agreement with regional leader feedstock supplier for a term of 12 years. Pursuant to this agreement, the feedstock mix and prices are to be agreed on an annual basis according to feedstock availability and market prices. In October 2016, Groen Goor executed offtake agreements for selling its produced gas, electricity, green gas certificates and green electricity certificates.

Groen Goor Project Finance

Groen Goor, Independent Power Plant B.V. (the entity that holds the permits and subsidies in connection with the Goor Project and is wholly-owned by Groen Goor), or IPP, Ludan, and Ellomay Luxembourg entered into a senior project finance agreement documents, or the Goor Loan Agreement, with Rabobank that includes the following tranches: (i) two loans with principal amounts of euro 3.51 million (with a fixed interest rate of 3% for the first five years) and euro 2.09 million (with a fixed interest rate of 2.5% for the first five years), for a period of 12.25 years, repayable in equal monthly installments commencing three months following the connection of the Goor Project’s facility to the grid and (ii) an on-call credit facility of euro 370,000 with variable interest.

In connection with the Goor Loan Agreement, certain customary securities were provided, including the following first ranking securities: (i) a pledge on the present and future rights arising from the feedstock purchase agreement, the EPC agreement, the O&M agreement, the SDE subsidy, the various power and green gas purchase agreements, and the green gas certification supply agreement, (ii) pledge on all present and future (a) receivables arising from business and trade, and (b) stock and inventory including machinery and transport vehicles of Groen Goor and IPP; (iii) all rights/claims of Groen Goor and IPP against third parties existing at the time of the execution of the Loan Agreement, including rights from insurance agreements. In addition, Groen Goor granted Rabobank a negative pledge and a mortgage up to an amount of euro 6.5 million (to be increased with 35% of the said amount for interest and costs) on real estate or other assets subject to public registration of Groen Goor.

In addition, Ludan and Ellomay Luxemburg, our wholly-owned subsidiary: (i) provided the following undertakings to Rabobank: (a) that Groen Goor will not make distributions to its shareholders for a period of two years following the execution of the Loan Agreement, (b) that Groen Goor will not make distributions or repurchase its shares so long as the equity to debt ratio of Groen Goor is less than 40%, and (c) that in the event the equity to debt ratio of Groen Goor is below 40%, its shareholders will invest the equity required in order to increase this ratio to 40%, pro rata to their holdings in Groen Goor and up to a maximum of euro 1.2 million, and (ii) provided pledges on their respective rights in connection with the shareholders loans that each of them provided to Groen Goor, which loans shall also be subordinated by Ellomay Luxembourg and Ludan in the favor of Rabobank. Shortages in liquidity as a result of exceeding the construction budget and/or extension of start-up costs of the Goor Project shall be provided by Ludan and Ellomay Luxembourg and not financed by Rabobank. In addition, we provided a guarantee to Rabobank for the fulfillment of Ellomay Luxemburg’s undertakings set forth above.

As of December 31, 2017, an amount of euro 5.6 million was withdrawn on account of these loans.

The Oude Tonge Project

Further to the Ludan Agreement, during April 2017 – June 2017 we, through Ellomay Luxemburd, entered into loan agreements with Oude Tonge, which is in the process of developing an anaerobic digestion plant, with a green gas production capacity of approximately 475 Nm3/h, in Oude Tonge, the Netherlands, whereby we provided shareholders loans in the aggregate amount of approximately euro 1.7 million. Ellomay Luxemburg was issued shares representing a 51% interest in Oude Tonge in April 2017.

Oude Tonge EPC Agreement

The Oude Tonge Project executed an EPC agreement with an affiliate of Ludan, based on terms previously agreed to by us and Ludan.

It is estimated that the duration of the construction of the Oude Tonge Project shall be approximately one year and the expected overall capital expenditure in connection with the Oude Tonge Project are approximately euro 8.5 million, including bank financing.

In March 2017, Oude Tonge executed feedstock agreements with three regional leader feedstock suppliers for 12 year terms. Pursuant to these agreements, the feedstock mix and prices are to be agreed on an annual basis according to feedstock availability and market prices. In May 2017, Oude Tonge executed offtake agreements for selling its produced gas and green gas certificates.

Oude Tonge Project Finance

On May 3, 2017, Oude Tonge, Oude Tonge Holdings B.V. (the entity that holds the permits and subsidies in connection with the Oude Tonge Project and is wholly-owned by Oude Tonge), or Oude Tonge Holdings Ludan and Ellomay Luxemburg entered into senior project finance agreement documents, or the Oude Tonge Loan Agreement, with Rabobank. In June 2017, the financial closing occurred with respect to the project finance that includes the following tranches: (i) two loans with principal amounts of euro 3.15 million and euro 1.7 million, each with a fixed annual interest rate of 3.1% for the first five years, for a period of 12.25 years, repayable in equal monthly installments commencing three months following the connection of the Oude Tonge Project to the grid and (ii) an on-call credit facility of euro 100,000 with variable interest.

In connection with the Oude Tonge Loan Agreement, certain customary securities were provided, including the following first ranking securities: (i) pledge on the present and future rights arising from supplier contracts, the EPC agreement, the O&M agreement, the SDE subsidy, the various power and green gas purchase agreements, and the green gas certification supply agreement, (ii) pledge on all present and future (a) receivables arising from business and trade, and (b) stock and inventory including machinery and transport vehicles of Oude Tonge and Oude Tonge Holdings; (iii) all rights/claims of Oude Tonge and Oude Tonge Holdings against third parties existing at the time of the execution of the Loan Agreement, including rights from insurance agreements. In addition, Oude Tonge granted Rabobank a negative pledge and a mortgage up to an amount of euro 5.5 million (to be increased with 35% of the said amount for interest and costs) on real estate or other assets subject to public registration of Oude Tonge and Oude Tonge Holdings.

In connection with the Oude Tonge Loan Agreement, Ludan and Ellomay Luxemburg, our wholly-owned subsidiary: (i) provided the following undertakings to Rabobank: (a) that Oude Tonge will not make distributions to its shareholders for a period of two years following the execution of the Loan Agreement, (b) that Oude Tonge will not make distributions or repurchase its shares so long as the equity to debt ratio of Oude Tonge is less than 40%, (c) that in the event the equity to debt ratio of Oude Tonge is below 40%, its shareholders will invest the equity required in order to increase this ratio to 40%, pro rata to their holdings in Oude Tonge and up to a maximum of euro 1 million, and (d) that they will provide the equity required for the completion of the Goor Project and (ii) provided pledges on their respective rights in connection with the shareholders loans that each of them provided to Oude Tonge, which loans shall also be subordinated by Ellomay Luxembourg and Ludan in the favor of Rabobank. Shortages in liquidity as a result of exceeding the construction budget and/or extension of start-up costs of the Goor Project shall be provided by Ludan and Ellomay Luxembourg and not financed by Rabobank. In addition, we provided a guarantee to Rabobank for the fulfillment of Ellomay Luxemburg’s undertakings set forth above.

As of December 31, 2017, an amount of euro 3.15 million was withdrawn on account of these loans.

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

The anaerobic digestion process leaves an organic residue, the digestate. The digestate can be used as a fertilizer and soil improver and the WtE facility is required to find solutions for the proper disposal of the digestate. The ability to dispose of digestate is subject to the relevant regulation in the target countries with respect to the amounts and timing of disposal of digestate as a fertilizer in such country. In the event restrictions and regulation does not permit disposal in a certain country, the WtE facility is required to dispose of the digestate in more distant locations or to store the digestate, which increase the costs of the disposal of digestate.

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

The Netherlands Waste-to-Energy Market and Regulation

In 2009, the European Union enacted legislation that sets the climate and energy targets for the year 2020. The main targets are a 20% cut in greenhouse gas emissions compared to 1990 levels, the production of 20% of the energy in the EU from renewable sources and a 20% improvement in energy efficiency. The target for the rate of production of energy from renewable sources set for the Netherlands by the EU to be reached by the year 2020 is 14%. However, in 2016 only 5.8% of the energy in the Netherlands came from renewable sources, putting the Netherlands 8.2% short of its target. Based on publications of the Dutch government, it is the Dutch government’s goal to have 16% renewable energy by 2023 and to have a fully sustainable energy supply in 2050. In close consultation with various stakeholders, the Dutch government has defined this goal in the national Energy Agreement (“Energieakkoord”) of 2013. Presently a follow up Energy Agreement is being prepared and it should take the place of the 2013 Energy Agreement by September 2018.

The Netherlands waste treatment is subject to stringent regulatory requirements, requiring the approximately 10% of the market be processed. As a result, facilities that produce waste (such as farms) are expected to seek more appropriate solutions for waste management. As part of the national Energy Agreement currently proposed to replace the 2013 Energy Agreement, the Dutch government intends to more strictly enforce the legal obligation for facilities/companies to take energy saving measures with a payback period of five years (this obligation is set under the Dutch Environmental Protection Act (“Wet milieubeheer”) and the Activity Decree under that Act). In order to support this effort, the Dutch government currently intends to include in the law a so called ‘recognized measures’ list, intended to simplify compliance with the energy saving obligation. This list is not yet available.

To accelerate the energy transition (from fossil to sustainable energy) in the Netherlands, the Dutch Electricity Act (“Elektriciteitswet”) obliges network operators to provide priority to facilities that produce renewable energy in the connection to the electricity grid. This Act also sets rules and requirements regarding the connection point’s allocation, the method of connection and the distribution of ‘connection costs’ between network operator and the facility’s operator.

The current subsidy scheme for renewable energy in the Netherlands is called SDE+ (“Stimulering Duurzame Energieproductie” or stimulating renewable energy production). The SDE+ budget has increased substantially over recent years and has grown from euro 3.5 billion in 2014 to euro 12 billion in 2017. The budget is included as a premium on the Dutch energy bill. The SDE-contribution is equal to the base amount (cost price of renewable energy) minus the correction amount (earnings for fossil energy (SPOT price)). The SDE+ subsidy is calculated per annum based on the quantity of the produced eligible renewable energy and the set correction amount. The subsidy applies up to a maximum of full load hours and has a maximum duration dependent on the category of renewable energy involved. SDE payments are made based on 80% of the expected outputs, rather than actual production. In the first months of the following calendar year the actual subsidy is calculated based on meter readings and the subsidies are adapted to reflect actual (100%) output.

Dutch tax laws provide for an Energy Investment Allowance, or an EIA, – a tax advantage for companies in the Netherlands that invest in energy-efficient technology that meet the Energy List requirements (2017 - as published by the Netherlands Enterprise Agency, Dutch: RVO), allowing a deduction of 54.5% of the investment costs from the corporate income, on top of the usual depreciation. The right to the EIA is declared with the tax return, provided the investment is timely reported to the Netherlands Enterprise Agency. Due to the expected increase of investments in renewable energy in the Netherlands, the Dutch government expects a shortage of EIA budget (euro 151 million in 2013 and euro 101 million in 2017) in the future. It has therefore been agreed in the national Energy Agreement that the EIA will primarily be focused on energy-efficiency investments. Further, a renewable energy project that is eligible for an SDE+ subsidy will no longer be eligible also for the EIA tax advantage. As compensation, the SDE+ budget was been increased by the Dutch government in 2017 (see above).

A permit under the Dutch Environmental Permitting Act (“Wet algemene bepalingen omgevingsrecht”) is required to operate a waste treatment facility in the Netherlands. In addition to this permit, other permits, such as a permit pursuant to the Water Act (“Waterwet”) and the Nature Protection Act (“Wet natuurbescherming”) and under local Ordinances (“Algemene Plaatselijke Verordening”), could be required. The need for these permits depends on the (physical) scale of the waste treatment facility and its impact on the nearby environment. A permit is issued without a time limit. However, changing circumstances (new operational activities on-site or new developments nearby) may require the permit to be revised. As a reaction to significant violations of permit restrictions and/or regulations, the authorities may withdraw a permit.

The operation of a waste treatment facility must also be in line with the designated use in the applicable zoning plan. In case the facility is not in line with the zoning plan, either the zoning plan has to be adapted or a permit has to be obtained under the Environmental Permitting Act, allowing deviation from the applicable designated use. New zoning plans may make an end to the designated use that allows an existing facility. However, in that case it is obligatory to include transitory rules that allow continuation (but not expansion) of existing operations.

Pumped Storage project in the Manara Cliff in Israel

General

The development of the Manara PSP began in 2007, and the Manara PSP, which was under different ownership at the time, was granted a conditional license in 2009, for a capacity of 200 MW, or the First Conditional License. The First Conditional License expired in 2011 and thereafter the previous owner applied for a new conditional license, but before the application was approved, the Israeli Electricity Authority rendered a decision, in 2012, prohibiting cross ownership in pumped storage projects (at the time, the then-owner of Manara PSP was also a shareholder in the Gilboa Project), thus forcing the sale of Manara PSP to a new owner.

On January 28, 2014, we entered into an agreement with Ortam Sahar Engineering Ltd., or Ortam, an Israeli publicly traded company, pursuant to which we acquired (a) Ortam’s holdings (24.75%) in Agira Sheuva Electra, L.P., or the Partnership, an Israeli limited partnership that had been promoting the Manara PSP; and (b) Ortam’s holdings: (i) in Chashgal Elyon Ltd., or the GP, an Israeli private company, which is the general partner in the Partnership (holding 25% in the Partnership), and (ii) in the engineering, procurement and construction contractor of the aforementioned project (50%). On May 20, 2014 our indirectly wholly-owned subsidiary, Ellomay Manara (2014) Ltd., or Ellomay Manara, entered into an agreement, or the Electra Agreement, with Electra Ltd., or Electra, an Israeli publicly traded company. Pursuant to the Electra Agreement, Ellomay Manara acquired Electra's holdings (24.75%) in the Partnership, as well as Electra’s holdings in the GP (25%).

In addition, we, Ellomay Manara and Electra agreed that: (i) on the closing date of the transactions contemplated under the Electra Agreement, Ellomay Manara shall transfer to subsidiaries of Electra all of its then holdings in the engineering, procurement and construction contractor of the aforementioned project, or the EPC, (50%), which will be acquired at closing by us from another partner in the Partnership pursuant to a conditional agreement we entered into, resulting in Electra’s subsidiaries holding 100% of the EPC; and (ii) each of Electra (through its subsidiaries) and us (together with Ellomay Manara) was granted an eighteen-month put option and call option, respectively, with respect to the entire holdings in the EPC.

In addition to the aforementioned agreements, on January 19, 2014 we entered into an agreement with Galilee Development Cooperative Ltd., an Israeli cooperative, or the Cooperative, pursuant to which, subject to the fulfillment of certain conditions, we shall acquire the Cooperative’s holdings (24.75%) in the Partnership as well as its holdings in: (i) the GP (25%), and (ii) the EPC (50%).

On November 3, 2014, Ellomay Manara consummated the acquisition of 75% of the limited partnership rights in the Partnership, as well as 75% of the holdings in the GP, from Electra, Ortam and the Cooperative. The remaining 25% of the holdings in the Partnership and in the GP are held by Sheva Mizrakot Ltd., an Israeli private company, or Sheva Mizrakot. We and Ellomay Manara did not pay any consideration upon the acquisition, and undertook to pay certain consideration upon the fulfillment of certain conditions precedent. On the same date, Ellomay Manara acquired Ortam’s holdings (50%) in the EPC and, as set forth above, immediately transferred such holdings to a subsidiary of Electra, which, following such transfer, now holds 100% of the EPC. According to the various agreements executed in connection with the Manara PSP, we and Ellomay Manara are liable (subject to certain conditions and limitations), jointly and severally, to all the monetary obligations of Ellomay Manara.

In August 2016, Ellomay PS, our 75% owned subsidiary, received the Conditional License, for the Manara PSP from the Minister. The Conditional License initially regulated the construction of a pumped storage plant in the Manara Cliff with a capacity of 340 MW. The Conditional License includes several conditions precedent to the entitlement of the holder of the Conditional License to receive an electricity production license. The Conditional License is valid for a period of seventy two (72) months commencing from the date of its approval by the Minister, subject to compliance by Ellomay PS with the milestones set forth therein and subject to the other provisions set forth therein (including a financial closing, the provision of guarantees and the construction of the pumped storage hydro power plant). On December 4, 2017, the Israeli Electricity Authority announced the reduction of the capacity stipulated in the Conditional License issued to Ellomay PS from 340 MW to 156 MW. The reduced capacity is based on the remaining capacity in the PS Quota determined by the Israeli Electricity Authority after deducting the capacity already allocated to two projects that are in more advanced stages than the Manara PSP. The Israeli Electricity Authority also announced the extension by an aggregate period of six months of the deadline for producing a connection survey in both conditional licenses. In its decision, the Israeli Electricity Authority noted that in the event one of the holders of the conditional licenses reaches financial closing, the Israeli Electricity Authority will commence the process of revoking the other conditional licenses for projects that have not yet reached financial closing.

In September 2016, Ellomay PS filed a petition, or the First Petition, with the Israeli High Court of Justice against the Minister, the Israeli Electricity Authority and Kochav PS. The First Petition was filed in connection with the decision of the Israeli Electricity Authority, which was approved by the Minister, to extend the financial closing milestone deadline of the Kochav Hayarden Project, which received a conditional license for a pumped storage plant with a capacity of approximately 340 MW in 2014. In the Petition, Ellomay PS requested the High Court to order the Israeli Electricity Authority to explain why the extension should not be canceled. If Kochav PS had not received the milestone extension, its conditional license was to be terminated due to non-compliance. Therefore, among its claims, Ellomay PS claimed that as the PS Quota is 800 MW, and there is one 300 MW project that has been allocated a portion of the PS Quota, the extension approved by the Israeli Electricity Authority could irreparably harm Ellomay PS’s chances of securing a portion of the PS Quota.

In January 2017, the Israeli High Court of Justice dismissed the Petition.

On March 3, 2017, Ellomay PS filed another petition, or the Second Petition, with the Israeli High Court of Justice against the Minister, the Electricity Authority and Kochav PS. Ellomay PS has also filed concurrently with the Second Petition, a motion for an interim relief, which would prevent the Minister and the Israeli Electricity Authority from granting Kochav PS any approval in connection with its compliance with any milestones stipulated in its conditional license.

The Second Petition was filed in connection with the decision of the Israeli Electricity Authority, dated February 20, 2017, to extend the following milestones deadlines stipulated in Kochav PS’s conditional license: (i) financial closing milestone deadline; and (ii) construction period for Kochav PS’s project. Kochav PS filed its response to the request for the motion for an interim relief on March 16, 2017. In its response, amongst other claims, Kochav PS requested that if the court granted Ellomay PS’s motion for an interim relief, Ellomay PS would be obligated to post a bond in the amount of NIS 10 million in order to cover Kochav PS’s damages caused by the interim relief.

The Minister and the Israeli Electricity Authority claimed, amongst other claims, that the motion should be dismissed, as should the Second Petition. In May 2017, the Israeli High Court of Justice dismissed the Second Petition.

In June 2017, the court accepted a motion filed by Kochav PS requesting that the court maintain the NIS 2 million guarantee that was provided by Ellomay PS, due to costs and alleged damages incurred by Kochav PS, and costs incurred by the governmental authorities, and ruled that the guarantee will be maintained by the Court for a period of three months pending a filing of a claim for damages by Kochav Hayarden. According to the ruling, in case a claim will not be filed by Kochav PS within the said three months, the guarantee will be returned to Ellomay PS.

On December 27, 2017, Kochav PS filed a statement of claim against Ellomay PS with the Tel Aviv – Jaffa Magistrate Court claiming damages allegedly caused due to delays in connection with the Second Petition. Kochav PS claims damages in an aggregate amount of approximately NIS 4.2 million (approximately €1.02 million).

Pumped Storage Power Plants

Pumped storage is a form of renewable energy based on hydropower. A pumped storage power plant is capable of generating electric energy on demand, and is one of the oldest technologies used for energy storage. The technology has been in use for more than 100 years, providing over 100,000 MW around the world.

The technology allows storing available energy for later use. The pumped storage technology stores energy during low demand periods and releases it during peak demand periods, thereby utilizing the gap in production costs in order to stabilize the grid’s voltage and regulation.

The plant is a hydro- storage system comprised of upper and lower water reservoirs, connected by an underground water pressure pipe: during low demand – pumping water from the lower reservoir for energy storage, and during peak demand – releasing water from the upper reservoir for energy production. The technology utilizes excess manufacturing ability during low demand hours in order to increase supply during peak demand hours, thus providing available reserve to be used by the grid dispatcher during peak and low demand periods.

Pumped storage also allows optimal grid stability functionality by providing a combination of low latency, high power and high energy response (~90 sec).

The need for electricity storage solutions in the Israeli electricity market

The purpose of pumped storage systems is to stabilize the grid’s voltage and to create optimization in the management of the electricity grid. The demand for electricity, in the Israeli market as well as in other electricity markets, is influenced by many factors, including the weather, time of day and day of the week, and the rise in the standard of living in Israel.

In order to meet the growing electricity needs in Israel, and being able to provide electricity to consumers, the IEC constantly over-generates energy. The over-generation of energy is the result of using low flexibility energy sources (coal and gas). The demand curve is generally characterized by peak demand, usually in summer afternoons or winter evenings, and low demand during night times. During low demand periods, the majority of energy is produced by base-load plants at relatively cheap production costs, while at peak demand times, more expensive energy sources are added.

In recent years, the use of renewable, volatile energy sources has increased, thus increasing the grid’s volatility and the need for storing energy during low-demand hours and releasing it during peak-demand hours.

The Manara PSP

Manara Cliff is located in Northern Israel, south of the town of Kiryat Shmona. According to the current construction plans of the Manara PSP, the plant will be based on water reservoirs built on agricultural land. The upper water reservoir will be located near Kibbutz Manara and the lower water reservoir will be based on an existing reservoir near Kiryat Shmona.

Ellomay Manara entered into land lease option agreements  with land owners, in order to secure land use rights for the duration of the construction phase and the commercial operation of the Manara PSP, and a water supply agreement with the Galil Elyon Water Association, in order to secure water supply for the project for the duration of the commercial operation.

Ellomay PS also performed geological and hydrology surveys, and an environmental impact assessment.

We expect to continue promoting the Manara PSP, but we may, for various reasons including changes in the applicable regulation and adverse economic conditions, resolve not to continue the advancement of the Manara PSP without further liability to the other parties under the aforementioned agreements.

Competition

Due to recent changes in the applicable regulation, the Manara PSP will not enter into electricity sale agreements with private customers, but will provide 100% of the plant’s available capacity and energy to the System Manager (IEC), pursuant to a power purchase agreement. The System Manager is obligated to purchase availability and energy from any power plant whose commercial operation was approved by the applicable regulation.

The main competitors of the Manara PSP are other entities that are competing for the remaining available portion of the PS Quota, which is currently 156MW. As set forth above, to our knowledge there is currently one other conditional license holder, Nesher PS, promoting a pumped storage power plant in Nesher. The Nesher Project was initially granted a conditional license for 220 MW in March 2017, but its capacity was reduced to 156 MW contemporaneously with the reduction of the Conditional License capacity.

Apart from Manara PSP, and the Nesher project, there are two pumped storage projects which have already been allocated portions of the PS Quota – the 300 MW Gilboa Project, and the 344 MW Kochav Hayarden Project, and therefore do not compete for the remaining available portion of the PS Quota.

Material Effects of Government Regulations on the Manara PSP

The Manara PSP is subject to regulations applicable to energy producers and power plants in general, including the Electricity Market Regulations, and to pumped storage producers in particular. For more information concerning the Israeli electricity market and regulation see “The Israeli Electricity Market; Competition” and “Material Effects of Government Regulations on Dorad’s Operations” under “Dori Energy and the Dorad Power Plant” above.

The Manara PSP was announced by the Israeli Government as a national infrastructure project. National Infrastructure Plan 41A (which updated National Infrastructure Plan 41), which establishes the planning principles for the Manara PSP (in a capacity of up to 340 MW) was approved by the Israeli government on January 15, 2018.

Licenses

The Manara PSP was initially granted a conditional license by the Israeli Electricity Authority for the construction of a pumped storage power plant with a capacity of 200 MW, which has expired in 2011.

In August 2016, Ellomay PS received the Conditional License for a capacity of 340 MW. The Conditional License was granted, inter alia, after the initial development stage, including receiving a feasibility survey from IEC, was finalized. In addition, the Editors Committee of the National Outline Plan #10 approved the increase of capacity to 340 MW.

The Conditional License is valid for a period of seventy two (72) months commencing from the date of its approval by the Minister, subject to compliance by Ellomay PS with the milestones and other provisions set forth therein.

As of the date hereof, Ellomay PS complies with the terms of its Conditions License. Please see under “General” above for details on recent changes to the Conditional License.

The licenses issued by the Israeli Electricity Authority include several milestones, which the license holder has to meet in a timely manner in order to be eligible for a permanent license to produce electricity. In the event the license holder does not meet the milestones, the Israeli Electricity Authority has the authority to revoke the license. One such milestone is the completion of the financial closing. As detailed above, the financial closing for the Manara PSP is subject to, inter alia, the availability of a quota. Currently, there remains an available portion of 156 MW, which has not yet been allocated.

In addition to the Conditional License, which is required under the laws and regulations that apply to the electricity sector, the Israeli Water Authority granted to Ellomay PS a water plant license, and approved the water rationing needed for the preliminary filling of the reservoirs prior to commencement of commercial operation, and for the continued operation of the power plant. The water plant license was granted to Ellomay PS in August 2015.

Tariffs

In November 2009, the Israeli Electricity Authority published the regulatory framework for pumped storage power plants, or the PS Regulatory Framework, which has since been amended a few times. The Regulatory Framework establishes the following principles:

•	Purchase of availability from a licensed private producer;

•	Payment for availability, start-ups and dynamic benefits;

•	The plant is required to be under the full control of the system manager (currently the IEC);

•	Capital and operational tariff for availability – including exchange rate linkage, indexes and interests;

•
During the first eighteen years of its operation, the plant shall be entitled to capital and operational tariff; after which and for an additional period of two years, the plant shall be entitled to operational tariff only;

•	Bonuses and fines mechanism, based on standard technical operational parameters.

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

We do not believe that our current asset structure results in our being deemed to be an “investment company.” Specifically, we do not believe that our holdings in the PV Plants would be considered “investment securities,” as we control the PV Plants via wholly-owned subsidiaries, or that our holdings in the Manara PSP or the Talasol Project would be considered “investment securities,” as we control the project company. In addition, despite veto and other rights granted to Ludan in certain Approved Projects under the Ludan Agreement, including several rights which effectively require the unanimous consent of all shareholders on several issues central to the business’ operation, we believe that our interests in these Approved Projects do not constitute “investment securities” given, among other things, our contribution and continued expected contribution to the operations of the Approved Projects and majority shareholder and board membership status in the Approved Projects. The current fair value of our holdings in Dori Energy and other relevant assets do not in our judgment exceed 40% of our aggregate assets, excluding our assets held in cash and cash equivalents. If we were deemed to be an “investment company,” we would not be permitted to register under the Investment Company Act without an order from the SEC permitting us to register because we are incorporated outside of the United States and, prior to being permitted to register, we would not be permitted to publicly offer or promote our securities in the United States. Even if we were permitted to register, it would subject us to additional commitments and regulatory compliance. Investments in cash and cash equivalents or in other assets that are not deemed to be “investment securities” might not be as favorable to us as other investments we might make if we were not potentially subject to regulation under the Investment Company Act. We seek to conduct our operations, including by way of investing our cash and cash equivalents, to the extent possible, so as not to become subject to regulation under the Investment Company Act. In addition, because we are actively engaged in exploring and considering strategic investments and business opportunities, and in fact have entered the Italian and Spanish photovoltaic power plants markets through controlling investments, we do not believe that we are currently engaged in “investment company” activities or business.

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

Our characterization as a “shell company” subjects us to various restrictions and requirements under the U.S. Securities Laws. For example, pursuant to the provisions of Rule 144(i) promulgated under the Securities Exchange Act of 1934, shares issued by us at the time we were deemed to be a “shell company” and thereafter can only be resold pursuant to the general provisions of Rule 144 subject to the additional conditions in Rule 144(i), including that we have filed all reports and other materials required to be filed by Section 13 or 15(d) of the Exchange Act, as applicable, during the twelve month period preceding the use of Rule 144 for resale of such shares. This continuing restriction may limit our ability to, among other things, raise capital via the private placement of our shares.

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

Our Israeli PV Plant is held by Ellomay Talmei Yosef Ltd. (formerly Sun Team Talmei Yosef Ltd.), which is wholly-owned by Ellomay Sun Team Ltd. (formerly Sun Team Ltd.), which, in turn, is wholly-owned by Ellomay Holdings Talmei Yosef Ltd. (formerly Sun Team Group Ltd.), which is wholly-owned by us.

We hold the Dori Energy shares through Ellomay Clean Energy Limited Partnership, an Israeli limited partnership whose general partner is Ellomay Clean Energy Ltd., a company incorporated under the laws of the State of Israel wholly-owned by us.

We hold 51% in the Goor Project and in the Oude Tonge Project through Ellomay Luxemburg. We hold the rights in connection with the Manara PSP through our wholly-owned subsidiary, Ellomay Water Plants Holdings (2014) Ltd., which indirectly owns 75% of the rights in Chashgal Elyon Ltd., Agira Sheuva Electra, L.P. and Ellomay Pumped Storage (2014) Ltd.

D.            Property, Plants and Equipment

Our office space of approximately 306 square meters is located in Tel Aviv, Israel. This lease currently expires in September 2020. We sub-lease a small part of our office space to a company controlled by Mr. Shlomo Nehama, at a price per square meter based on the price that we pay under our leases. This sub-lease agreement was approved by our Board of Directors.

The PV Plants are located in Italy, Spain and Israel. Pursuant to the building right agreements executed by our subsidiaries that are PV Principals in connection with the majority of our PV Plants, our subsidiaries own the PV Plants and received the right to maintain the PV Plant on the land on which they are located, or the Lands. The ownership of the Lands under the leasing agreements remains with the relevant owners of the Lands who are the grantors of the building rights under the respective building right agreements. In the case of the Galatina PV Plant our subsidiary owns the land on which the PV Plant is built. The following table provides information with respect to the Lands and the PV Plants:

PV Plant	Size of Property	Location	Owners of the PV Plants/Lands
“Troia 8”	2.42.15 hectares	Province of Foggia, Municipality of Troia, Puglia region	PV Plant owned by Leasint and leased to Ellomay Six S.r.l. / Building right granted to Ellomay PV Six S.r.l. from owners
“Troia 9”	2.39.23 hectares	Province of Foggia, Municipality of Troia, Puglia region	PV Plant owned by Leasint and leased to Ellomay Five S.r.l. / Building right granted to Ellomay PV Five S.r.l. from owners
“Del Bianco”	2.44.96 hectares	Province of Macerata, Municipality of Cingoli, Marche region	PV Plant owned by Ellomay PV One S.r.l./ Building right granted to Ellomay PV One S.r.l. from owners
“Giaché”	3.87.00 hectares	Province of Ancona, Municipality of Filotrano, Marche region	PV Plant owned by Ellomay PV Two S.r.l. / Building right granted to Ellomay PV Two S.r.l. from owners

PV Plant	Size of Property	Location	Owners of the PV Plants/Lands
“Costantini”	2.25.76 hectares	Province of Ancona, Municipality of Senigallia, Marche region	PV Plant owned by Ellomay PV One S.r.l. / Building right granted to Ellomay PV One S.r.l. from owners
“Massaccesi”	3,60,60 hectares	Province of Ancona, Municipality of Arcevia, Marche region	PV Plant owned by Ellomay PV Two S.r.l. / Building right granted to Ellomay PV Two S.r.l. from owners
“Galatina”	4.00.00 hectares	Province of Lecce, Municipality of Galatina, Puglia region	PV Plant and Land owned by Energy Resources Galatina S.r.l.
“Pedale (Corato)”	13.59.52 hectares	Province of Bari, Municipality of Corato, Puglia region	Building Right granted to Pedale S.r.l. that will own the PV Plant once constructed/ Land held by owners and leased to Pedale S.r.l.
“Acquafresca”	3.38.26 hectares	Province of Barletta-Trani, Municipality of Minervino Murge, Puglia region	Building Right granted to Murgia Solar S.r.l. owns the PV Plant. Land held by owners and leased to Murgia Solar S.r.l.
“D’Angella”	3.79.570 hectares	Province of Barletta-Trani, Municipality of Minervino Murge, Puglia region	Building Right granted to Luma Solar S.r.l. that owns the PV Plant. Land held by owners and leased to Luma Solar S.r.l.
“Soleco”	11.56.87 hectares	Province of Rovigo, Municipality of Canaro,Veneto region	Building Right granted to Soleco S.r.l. that owns the PV Plant. Land held by owners and leased to Soleco S.r.l.

PV Plant	Size of Property	Location	Owners of the PV Plants/Lands
“Tecnoenergy”	11.66.78 hectares	Province of Rovigo, Municipality of Canaro, Veneto region	Building Right granted to Tecnoenergy S.r.l. that owns the PV Plant. Land held by owners and leased to Tecnoenergy S.r.l.
“Rinconada II”	81,103 m²	Municipality of Córdoba, Andalusia, Spain	Building Right granted to Ellomay Spain S.L. that owns the PV Plant. Land held by owners and leased to Ellomay Spain S.L.
“Rodríguez I”	65,600 m2	Lorca Municipality, Murcia Region	Lease Agreement executed with owners.
“Rodríguez II”	50,300 m2	Lorca Municipality, Murcia Region	Lease Agreement executed with owners.
“Fuente Librilla”	64,000 m2	Fuente Librilla Municipality, Murcia Region	Lease Agreement executed with owners.
“Talmei Yosef”	164,000 m2	Talmei Yosef, Israel	Lease Agreement executed with the entity that leased the property from the Israel Land Authority.

The land on which our WtE Projects are located is owned by the relevant project companies.

For more information concerning the use of the properties in connection with the PV Plants and the WtE Projects, see “Item 4.A: History and Development of Ellomay” and “Item 4.B: Business Overview” above.

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

A.            Operating Results

General

We are involved in the production of renewable and clean energy. We own seventeen PV Plants that are operating and connected to their respective national grids as follows: (i) twelve photovoltaic plants in Italy with an aggregate installed capacity of approximately 22.6 MWp, (ii) four photovoltaic plants in Spain with an aggregate installed capacity of approximately 7.9 MWp and (iii) one photovoltaic plant in Israel with an installed capacity of approximately 9 MWp. In addition, we indirectly own: (i) 9.375% of Dorad, which owns an approximate 850 MWp bi-fuel operated power plant in the vicinity of Ashkelon, Israel, (ii) 51% of Groen Gas Goor B.V and of Groen Gas Oude-Tonge B.V., project companies developing anaerobic digestion plants with a green gas production capacity of approximately 375 Nm3/h, in Goor, the Netherlands and 475 Nm3/h, in Oude Tonge, the Netherlands, respectively, (iii) Talasol, which is involved in a project to construct a photovoltaic plant with a peak capacity of 300 MW in the municipality of Talaván, Cáceres, Spain, and (iv) 75% of Chashgal Elyon Ltd., Agira Sheuva Electra, L.P. and Ellomay Pumped Storage (2014) Ltd., all of which are involved in a project to construct a 156 MW pumped storage hydro power plant in the Manara Cliff, Israel. See “Item 4.A: History and Development of Ellomay” and “Item 4.B: Business Overview” for more information.

IFRS

Our financial statements have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the IASB, which differ in certain significant respects from U.S. Generally Accepted Accounting Principles, or U.S. GAAP.

Presentation Currency

Effective December 31, 2017, we changed the presentation currency of our consolidated financial statements from the US dollar to the euro to better reflect the profile of our assets, revenues, costs and cash flows, which are primarily generated in euro, and hence, to better present our financial performance. All comparative financial information has been restated into euro in this Report.

Critical Accounting Policies and Estimates

Our significant accounting policies are more fully described in Note 2 to our consolidated financial statements. Certain accounting principles require us to make certain estimates, judgments and assumptions that affect the reported amounts recognized in the financial statements. However, uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of the asset or liability affected in future periods. Estimates and underlying assumptions are reviewed on an ongoing basis. The changes in accounting estimates are recognized in the period of the change in estimate. The key assumptions made in the financial statements concerning uncertainties at the balance sheet date and the critical estimates that may cause a material adjustment to the carrying amounts of assets and liabilities within the next financial year are the following:

Fair value measurement of non-trading derivatives

Within the scope of the valuation of financial assets and derivatives not traded on an active market, management makes assumptions about inputs used in the valuation models. For information on a sensitivity analysis of levels 2 and 3 financial instruments carried at fair value.

Recognition of deferred tax asset in respect of tax losses

The probability that in the future there will be taxable profits against which carried forward losses can be utilized.

Assessment of probability of contingent liabilities

Whether it is more likely than not that an outflow of economic resources will be required in respect of legal claims pending against the Company and its investees.

Business combination

Fair value of assets and liabilities acquired in a business combination. See Note 6 regarding subsidiaries.

Results of Operations

Year Ended December 31, 2017 Compared with Year Ended December 31, 2016

Revenues were approximately €13.6 million for the year ended December 31, 2017, compared to approximately €11.6 million for the year ended December 31, 2016. The increase in revenues is mainly a result of higher spot rates and higher radiation levels in Italy and Spain during the year ended December 31, 2017 compared to the year ended December 31, 2016, as 2016 was characterized by low levels of radiation. In addition, the revenues for 2017 reflect the commencement of operations of a waste-to-energy project in the Netherlands and the results of the Talmei Yosef project since the acquisition date.

Operating expenses were approximately €2.5 million for the year ended December 31, 2017, compared to approximately €2.1 million for the year ended December 31, 2016. The increase in operating expenses is mainly attributable to an insurance indemnification received in 2016 that partially offset operating expenses for that year and to additional operating expenses resulting from the commencement of operations of a waste-to-energy project in the Netherlands and from the acquisition of the Talmei Yosef project. Depreciation expenses were approximately €4.5 million for the year ended December 31, 2017, compared to approximately €4.4 million for the year ended December 31, 2016.

Project development costs were approximately €2.7 million for the year ended December 31, 2017, compared to approximately €2.2 million for the year ended December 31, 2016. The increase in project development costs is mainly attributable to consultancy expenses in connection with the acquisition of the Talmei Yosef PV Plant in October 2017 and expenses in connection with the Talasol Project.

General and administrative expenses were approximately €2.4 million for the year ended December 31, 2017, compared to approximately €2 million for the year ended December 31, 2016. The increase in general and administrative expenses resulted mainly from adjustments in 2016 made in connection with dissolutions of non-operating subsidiaries that reduced 2016 general and administrative expenses and from increased expenses in 2017 resulting from the commencement of operations of a waste-to-energy project in the Netherlands and the acquisition of the Talmei Yosef project.

Share of profits of equity accounted investee, after elimination of intercompany transactions, was approximately €1.5 million in the year ended December 31, 2017, compared to approximately €1.4 million in the year ended December 31, 2016. The increase in the Company’s share of profit of equity accounted investee is mainly attributable to an increase in sales of electricity to Dorad’s customers, resulting in an increase in operating profit, partially offset by legal expenses incurred by Dori Energy in connection with legal proceedings in which Dorad’s shareholders are involved.

Other income, net was approximately €0.02 million in the year ended December 31, 2017, compared to approximately €0.09 million in the year ended December 31, 2016. Other income was primarily attributable to the revaluation of financial asset for Erez electricity pumped storage project.

Financing expenses, net was approximately €9.2 million for the year ended December 31, 2017, compared to approximately €2.4 million for the year ended December 31, 2016. The increase in financing expenses was mainly due to: (i) the reevaluation of the Company’s euro/ US$ forward transactions and marketable securities in the aggregate loss amount of approximately €3.2 million for the year ended December 31, 2017, compared to a profit of approximately €0.6 million for the year ended December 31, 2016, and (ii) expenses in connection with exchange rate differences amounting to approximately €3.6 million in the year ended December 31, 2017, mainly in connection with US dollar denominated cash and marketable securities, resulting from exchange rate differences caused by the 14% revaluation of the euro against the US$ during 2017, compared to approximately €0.1 million for the year ended December 31, 2016. Following the change of presentation currency, we converted the majority of our cash and marketable securities from US dollar to euro.

Taxes on income were approximately €0.37 million in the year ended December 31, 2017, compared to approximately €0.57 million in the year ended December 31, 2016. This decrease in taxes on income compared to the corresponding period in 2016 resulted mainly from the adjustment of a provision in connection with estimated tax liabilities, partially offset by expenses resulting from the decrease of loss carry forwards for several of the Company’s Italian subsidiaries following a tax inspection.

Loss for the year was approximately €6.6 million in the year ended December 31, 2017, compared to approximately €0.6 million for the year ended December 31, 2016.

Total other comprehensive loss was approximately €0.2 million for the year ended December 31, 2017, compared to total other comprehensive income of approximately €0.7 million in the year ended December 31, 2016. The change was mainly due to changes in fair value of cash flow hedges and from foreign currency translation differences on New Israeli Shekel denominated operations, as a result of fluctuations in the euro/NIS exchange rates.

Total comprehensive loss was approximately €6.9 million in the year ended December 31, 2017, compared to total comprehensive loss of approximately €0.06 million in the year ended December 31, 2016.

Year Ended December 31, 2016 Compared with Year Ended December 31, 2015

Revenues were approximately €11.6 million for the year ended December 31, 2016, compared to approximately €12.4 million for the year ended December 31, 2015. The decrease in revenues is mainly a result of relatively lower electricity spot prices and radiation levels during the year ended December 31, 2016 compared to the year ended December 31, 2015, which was characterized by relatively high levels of radiation.

Operating expenses were approximately €2.1 million for the year ended December 31, 2016, compared to approximately €2.6 million for the year ended December 31, 2015. The decrease in operating expenses is mainly attributable to the reduction of municipal taxes paid by our Italian subsidiaries as a result of legislation adopted in 2016. Depreciation expenses were approximately €4.4 million for both the year ended December 31, 2016 and the year ended December 31, 2015.

Project development costs were approximately €2.2 million for the year ended December 31, 2016, compared to approximately €1 million for the year ended December 31, 2015. The increase in project development costs was mainly due to expenses in connection with the Manara Project and the Waste-to-Energy projects in the Netherlands.

General and administrative expenses were approximately €2 million for the year ended December 31, 2016, compared to approximately €2.3 million for the year ended December 31, 2015. The decrease was mainly due to a decrease in salaries and related compensation costs following the termination of employment of one of our senior employees in October 2015.

Share of profits of equity accounted investee, after elimination of intercompany transactions, was approximately €1.4 million in the year ended December 31, 2016, compared to approximately €2.2 million in the year ended December 31, 2015. The decrease was mainly due to an update of the deferred taxes of Dorad resulting from the change in the applicable tax rates, the decrease in the electricity tariffs in February and September 2015, as well as the timing differences between the reduction in the tariffs and the decrease in the price of gas.

Other income, net was approximately €0.09 million in the year ended December 31, 2016, compared to approximately €0.02 million in the year ended December 31, 2015. Other income was primarily attributable to compensation to be received in connection with a pumped storage project in the Gilboa, Israel initially recognized in 2014. The revaluation of such financial asset is recognized as other income for the years ended December 31, 2015 and 2016.

Financing expenses, net was approximately €2.4 million for the year ended December 31, 2016, compared to financing income, net of approximately €2.2 million for the year ended December 31, 2015. The change in financing expenses was mainly due to income derived from the reevaluation of our EUR/USD forward transactions, our currency interest rate swap transactions and our interest rate swap transactions in the aggregate amount of approximately €0.6 million during the year ended December 31, 2016, compared to €3.2 million during the year ended December 31, 2015.

Taxes on income were approximately €0.6 million in the year ended December 31, 2016, compared to tax benefit of approximately €1.7 million in the year ended December 31, 2015. The tax benefit for the year ended December 31, 2015 resulted mainly from deferred tax income included in connection with the application of a tax incentive claimable upon filing the relevant tax return by reducing the amount of taxable profit.

Loss for the year was approximately €0.6 million in the year ended December 31, 2016, compared to profit of approximately €8.2 million for the year ended December 31, 2015.

Total other comprehensive loss was approximately €0.7 million for the year ended December 31, 2016, compared to total other comprehensive loss of approximately €1.1 million in the year ended December 31, 2015. The change was mainly due to presentation currency translation adjustments as a result of fluctuations in the euro/USD exchange rates. Such loss is a result of the devaluation in the euro against the U.S. Dollar of approximately 10.4% for the year ended December 31, 2015, compared to approximately 3.4% for the year ended December 31, 2016.

Total comprehensive loss was approximately €0.1 million in the year ended December 31, 2016, compared to total comprehensive loss of approximately €9.3 million in the year ended December 31, 2015.

Impact of Inflation and Fluctuation of Currencies

The annual rate of inflation in Israel was deflation of 1% in the year ended December 31, 2015, deflation of 0.2% in the year ended December 31, 2016 and inflation of 0.4% in the year ended December 31, 2017.

We hold cash and cash equivalents, marketable securities and restricted cash in various currencies, mainly in euro and NIS. Our investments in our Italian and Spanish PV Plants, in the WtE Projects and in the Talasol Project are denominated in euro and our investments in Dori Energy, in the Talmei Yosef PV Plant and in Manara Project are denominated in NIS. Our Debentures are denominated in NIS and the interest and principal payments are made in NIS, the financing of the Talmei Yosef PV Plant is denominated in NIS and the financing we have obtained in connection with five of our PV Plants is denominated in euro and bears interest that is based on EURIBOR rate. Due to the change in our presentation currency, effective December 31, 2017, from the U.S. dollar to the euro, we translated past financial results into euro as more fully described in note 2 to our financial statements included elsewhere in this Report. We therefore are affected by changes in the prevailing euro/NIS exchange rates and previously, prior to the change in our presentation currency were affected by changes in the prevailing euro/U.S. dollar and euro/NIS exchange rates. We entered into various swap transactions to minimize our currency risks. We cannot predict the rate of appreciation/depreciation of the NIS against the euro in the future, and whether these changes will have a material adverse effect on our finances and operations.

The table below sets forth the annual rates of depreciation of the NIS against the euro.

	Year ended December 31,
	2017	2016	2015

Appreciation (Devaluation) of the NIS against the euro	2.7%	(4.8)%	(10.1)%

The representative NIS/euro exchange rate was NIS 4.247 for one euro on December 31, 2015, NIS 4.044 for one euro on December 31, 2016 and NIS 4.153 for one euro on December 31, 2017. The average exchange rates for converting the NIS to euro during the years ended December 31, 2015, 2016 and 2017 were NIS 4.312, 4.250 and 4.063 for one euro, respectively. The representative exchange rate as of March 1, 2018 was NIS 4.3258 for one euro.

Our management determined that our functional currency is the euro and elected the euro as our reporting currency, effective December 31, 2017.

Items included in the financial statements of each of our subsidiaries and investees are measured using their functional currency. When a company’s functional currency differs from its parent’s functional currency that entity represents a foreign operation whose financial statements are translated so that they can be included in the consolidated financial statements as follows:

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

Our PV Plants and other energy manufacturing facilities are subject to comprehensive regulation and we sell the electricity and energy produced for rates determined by governmental legislation and to local governmental entities. Any change in the legislation that affects facilities such as our facilities could materially adversely affect our results of operations. A continued economic crisis in Europe and specifically in Italy and Spain or continued financial distress of the IEC could cause the applicable legislator to reduce benefits provided to operators of PV plants or to revise the incentive regimes that currently governs the sale of electricity in Italy, Spain and Israel. For more information see “Item 3.D: Risk Factors - Risks Related to our Renewable Energy Operations,” “Item 3.D: Risk Factors - Risks Related to our Investment in Dori Energy,” “Item 3.D: Risk Factors - Risks Related to our Other Operations” and “Item 4.B: Material Effects of Government Regulations on the PV Plants.”

Effective Israeli Corporate Tax Rate

Israeli companies are generally subject to company tax on their taxable income. The Israeli corporate tax rate was reduced from 26.5% to 25% as of January 1, 2016. On January 4, 2016 the Knesset plenum passed the Law for the Amendment of the Income Tax Ordinance (Amendment 216) - 2016, by which, inter alia, the corporate tax rate would be reduced by 1.5% to a rate of 25% as from January 1, 2016. Furthermore, on December 22, 2016, the Knesset plenum passed the Economic Efficiency Law (Legislative Amendments for Achieving Budget Objectives in the Years 2017 and 2018) – 2016, by which, inter alia, the corporate tax rate would be reduced from 25% to 23% in two steps. The first step was a rate of 24% as from January 2017 and the second step was a rate of 23% as from January 2018.

As of December 31, 2017, we had tax loss carry-forwards in the amount of approximately NIS 156 million (approximately €37.6 million). Under current Israeli tax laws, tax loss carry-forwards do not expire and may be offset against future taxable income. The amount of tax loss carry-forwards is subject to tax inspections and final assessments of settlements with the tax authorities.

B.            Liquidity and Capital Resources

General

As of March 1, 2018, we held approximately €25.3 million in cash and cash equivalents, approximately €2.2 million in marketable securities and approximately €6.8 million in restricted short-term and long-term cash and marketable securities.

Although we now hold the aforementioned funds, we may need additional funds if we seek to acquire certain new businesses and operations and if we seek to advance large development projects that require substantial funds. If we are unable to raise funds through public or private financing of debt or equity, we will be unable to fund certain projects, investments or business combinations that could ultimately improve our financial results. We cannot ensure that additional financing will be available on commercially reasonable terms or at all.

We entered into the Leasing Agreements with Leasint, the Finance Agreement with Centrobanca and the Loan Agreement with UBI in connection with the financing of four of our Italian PV Plants (all as defined and more fully described below). In January 2014 and June 2014 we issued the Series A Debentures, as more fully described below. In March 2017 we issued the Series B Debentures, as more fully described below. In addition, the Talmei Yosef PV Plant has project financing as more fully described below. We currently have no agreements, commitments or understandings for additional financing, however we intend to finance the remainder of our PV Plants by bank loans or other means of financing and will require additional funds in order to advance the Talasol Project and the Manara PSP.

As of December 31, 2017, we had working capital of approximately €31.3 million, compared to working capital of approximately €22.4 million as of December 31, 2016. In our opinion, our working capital is sufficient for our present requirements.

We currently invest our excess cash in cash and cash equivalents that are highly liquid and in short term deposits and marketable securities.

As of December 31, 2017, we had approximately €24 million of cash and cash equivalents, compared with approximately €22.5 million of cash and cash equivalents at December 31, 2016 and approximately €17.2 million of cash and cash equivalents at December 31, 2015. The increase in cash during the year ended December 31, 2017 was mainly due to the issuance of our Series B Debentures in March 2017, partially offset by payments made in connection with the acquisition of the Talmei Yosef PV Plant, acquisition of fixed assets in connection with the Waste-to-Energy projects in the Netherlands net of project financing amounts, advances on account of the Talasol Project and acquisition of marketable securities. The increase in cash during the year ended December 31, 2016 was mainly due to repayment of loan from an equity accounted investee in the amount of approximately €7 million, partially offset by a €2.1 million cash dividend paid to our shareholders during 2016.

Project Finance

We are currently party to project finance agreements in connection with four of the PV Plants and may in the future exercise additional project finance agreements with respect to one or more of the remaining PV Plants. The following is a brief description of the project finance agreements that existed during the year ended December 31, 2017.

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

As of December 31, 2017, all available funds under the Leasing Agreements, amounting to approximately euro 6 million, were utilized.

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

(ii)	a VAT Line, which was repaid as of December 31, 2013.

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

In connection with the Finance Agreement, Ellomay Luxemburg, our wholly-owned subsidiary and the parent company of Ellomay PV One (i) provided a pledge on the shares it holds in this company in favor of Centrobanca in order to guarantee the obligations  of this company under the Finance Agreement and related documents, (ii) agreed to the subordination of any receivables it may be entitled to receive from these companies and (iii) entered into an equity contribution agreement with Ellomay PV One. In connection with the Finance Agreement and the foregoing undertakings by Ellomay Luxemburg, we undertook to Ellomay Luxemburg that for so long as we remain its sole shareholder and Ellomay Luxemburg remains the sole shareholder of the Ellomay PV One and if it does not have sufficient funds, we will provide it with sums necessary to enable Ellomay Luxembourg to contribute equity to Ellomay PV One in order to, inter alia, cover part of the costs of the PV Project and ensure that the Debt/Equity Ratio meets the requirements of the Finance Agreement.

As of December 31, 2017, all available funds under the Finance Agreement, amounting to approximately euro 4.4 million, were utilized.

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

In connection with the Loan Agreement, Ellomay Luxemburg, the parent company of Soleco (i) provided a pledge on the shares it holds in this company in favor of UBI in order to guarantee the obligations of this company under the Loan Agreement and related documents and (ii) agreed to the subordination of any receivables it may be entitled to receive from this company. In addition, we and Ellomay Luxemburg entered into an equity contribution agreement with Soleco and we provided a parent company guarantee in the amount of euro 1 million with respect to certain events.

As of December 31, 2017, all available funds under the Loan Agreement, amounting to approximately euro 10.7 million, were utilized.

Coöperatieve Rabobank U.A. Project Finance

Groen Goor, Independent Power Plant B.V. (the entity that holds the permits and subsidies in connection with the Goor Project and is wholly-owned by Groen Goor), or IPP, Ludan and Ellomay Luxembourg entered into senior project finance agreement documents, or the Goor Loan Agreement, with Rabobank that includes the following tranches: (i) two loans with principal amounts of euro 3.51 million (with a fixed interest rate of 3% for the first five years) and euro 2.09 million (with a fixed interest rate of 2.5% for the first five years), for a period of 12.25 years, repayable in equal monthly installments commencing three months following the connection of the Goor Project to the grid and (ii) an on-call credit facility of euro 370,000 with variable interest. For more information concerning the Goor Loan Agreement, see “Item 4.B: Business Overview” under “The Groen Goor Project.”

Groen Gas Oude-Tonge B.V., Oude Tonge Oude Tonge Holdings B.V., Ludan and Ellomay Luxemburg entered into senior project finance agreement documents, or the Oude Tonge Loan Agreement, with Rabobank, that includes the following tranches: (i) two loans with principal amounts of euro 3.15 million and euro 1.7 million, each with a fixed annual interest rate of 3.1% for the first five years, for a period of 12.25 years, repayable in equal monthly installments commencing three months following the connection of the Oude Tonge Project to the grid and (ii) an on-call credit facility of euro 100,000 with variable interest. For more information concerning the Oude Tonge Loan Agreement, see “Item 4.B: Business Overview” under “The Oude Tonge Project.”

Talmei Yosef Project Finance

The construction of the Talmei Yosef PV Plant was financed by two bank loans as follows:

a)
a loan in the aggregate amount of approximately NIS 80 million provided during 2013 through 2014, linked to the Israeli CPI and bearing an average annual interest of approximately 4.65%. This loan is payable (principal and interest) every six months commencing June 30, 2014. The final maturity date is December 31, 2031; and

b)
a loan in the aggregate amount of approximately NIS 25 million provided during 2014, linked to the Israeli CPI and bearing an annual interest of approximately 4.52%. This loan is payable (principal and interest) every six months commencing June 30, 2015 through June 30, 2028.

In connection with these loans, the Talmei Yosef project company provided charges on its rights in the PV Plant, notes, equity, goodwill, on all assets of the PV Plant and on future receivables from the IEC and undertook customary limitations and undertakings, including maintaining the following financial ratios: (i) upon withdrawal of funds on account of the loan framework (based on milestones), maintaining an annual Historic ADSCR, a Projected ADSCR and a Projected LLCR (all as defined in the relevant loan agreement) of 1.25:1.00, (ii) upon a distribution of profits from the project company, maintaining a Historic ADSCR, a Projected ADSCR and a Projected LLCR of 1.20:1.00, and (iii) throughout the term of the loan, maintaining an annual ADSCR and a Projected ADSCR of 1.05:1.00 for the following 12 months and maintaining an LLCR of 1.08:1.00.

Other Financing Activities

Series A Debentures

On January 13, 2014, we issued NIS 120 million (approximately €25.2 million, as of the issuance date) of unsecured non-convertible Series A Debentures due December 31, 2023 through a public offering that was limited to residents of Israel at a price of NIS 973 per unit (each unit comprised of NIS 1,000 principal amount of Series A Debentures). The Series A Debentures bear fixed interest at the rate of 4.6% per year and are not linked to the Israeli CPI or otherwise. The gross proceeds of the offering were approximately NIS 116.8 million (approximately €24.5 million, at the date of issuance) and the net proceeds of the offering, net of related expenses such as consultancy fee and commissions were approximately NIS 114.7 million (approximately €24.1 million, at the date of issuance). During June 2014, we issued Series A Debentures in an aggregate par value of NIS 80.341 million to Israeli classified investors in a private placement. The gross proceeds of the private placement were approximately NIS 81.1 million (approximately €17.3 million, at the date of issuance) at a price of NIS 1,010 per unit and the net proceeds of the offering, net of related expenses such as consultancy fee and commissions and interest paid on these additional Series A Debentures in June 2014 were NIS 78.9 million (approximately €16.8 million). The Series A Debentures are traded on the TASE and have been rated ilBBB+/Stable, on a local scale, by Standard & Poor’s Maalot Ltd. For additional information concerning the Series A Debentures see “Item 10.C: Material Contracts.”

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

Series B Debentures

On March 14, 2017, we issued approximately NIS 123.2 million (approximately €31.7 million, as of the issuance date) of unsecured non-convertible Series B Debentures due June 30, 2024 through a public offering in Israel. The gross proceeds of the offering were approximately NIS 123.2 million and the net proceeds of the offering, net of related expenses such as consultancy fee and commissions, were approximately NIS 121.4 million (approximately €31.2 million). The Series B Debentures are traded on the TASE and have been rated ilBBB+/Stable, on a local scale, by Standard & Poor’s Maalot Ltd. For additional information concerning the Series B Debentures see “Item 10.C: Material Contracts.”

The principal amount of Series A Debentures is repayable in six (6) annual installments as follows: on June 30 of each of the years 2019-2022 (inclusive) 15% of the Principal shall be paid, and on June 30 of each of 2023-2024 (inclusive) 20% of the Principal shall be paid, and is not linked to the CPI or otherwise. The Series B Debentures initially bore a fixed interest at the rate of 3.44% per year (that is not linked to the Israeli CPI or otherwise), payable semi-annually on June 30 and December 31 of each of the years 2017 through June 30, 2024 (inclusive). On November 13, 2017, following a rating downgrade of our Debentures from ilA-/Negative to ilBBB+/Stable, the Series B Debentures fixed annual interest rate was increased by 0.25% to 3.69%.

The Series B Deed of Trust includes customary provisions and also includes the following: (i) a negative pledge such that we may not place a floating charge on all of our assets, subject to certain exceptions, (ii) an obligation to pay additional interest for certain security rating downgrades, up to an increase of 1% for a decrease of four rating levels compared to the rating at the time of issuance of the Series B Debentures and (iii) an obligation to pay additional interest for failure to maintain certain financial covenants, up to an increase of 1% (with a cap on the combined increase in interest due to security rating downgrades and failure to meet financial covenants of 1.75%). The Series B Deed of Trust does not restrict our ability to issue any new series of debt instruments, other than in certain specific circumstances, and enables us to expand the Series B Debentures subject to maintaining the rating assigned to the Series B Debentures and to our continued compliance with the financial covenants included in the Series B Deed of Trust and provided that we are not in default of any of the immediate repayment provisions included in the Series B Deed of Trust or in material default of our obligations to the holders of the Series B Debentures pursuant to the terms of the Series B Deed of Trust.

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

Cash flows

The following table summarizes our cash flows for the periods presented:

	Year ended December 31,
	**2015	**2016	2017	2017
	euro			Convenience Translation into US$*
	(in thousands)
Net cash from operating activities	4,675	7,317	2,305	2,760
Net cash from (used in) investing activities	(4,140)	579	(27,343)	(32,749)
Net cash from (used in) financing activities	3,798	(2,451)	29,670	35,536
Effect of exchange rate fluctuations on cash and cash equivalents	(111)	(153)	(3,156)	(3,780)
Increase in cash and cash equivalents	4,222	5,292	1,476	1,767
Cash and cash equivalents at beginning of year	12,972	17,194	22,486	26,933
Cash and cash equivalents at end of year	17,194	22,486	23,962	28,700

* Convenience translation into USD based on an exchange rate of euro 1 = US$ 1.198.
** Effective December 31, 2017, the Company changed its presentation currency from the United States dollar to the euro. The consolidated financial statements for all prior years presented have been translated into euro.

Operating activities

In the year ended December 31, 2017, we had net loss of approximately €6.6 million, primarily due to increased financing expenses resulting from the reevaluation of the Company’s euro/USD forward transactions and marketable securities and from exchange rate differences caused by the 14% revaluation of the euro against the US$ during 2017. Net cash from operating activities was approximately €2.3 million.

In the year ended December 31, 2016, we had net loss of approximately €0.6 million. Net cash from operating activities was approximately €8 million, primarily due to interest payment received on a loan to an equity accounted investee amounting to approximately €4.6 million and collection of revenue from the sale of electricity by our PV Plants.

In the year ended December 31, 2015, we had net income of approximately €8.2 million. Net cash from operating activities was approximately €4.7 million, primarily due to interest payment received on a loan to an equity accounted investee amounting to approximately €4.6 million and collection of revenue from the sale of electricity by our PV Plants.

Investing activities

Net cash used in investing activities was approximately €27.3 million in the year ended December 31, 2017, primarily attributable to the acquisition of the Talmei Yosef Project, acquisition of fixed assets in the Netherlands, acquisition of marketable securities and advances on account of investments in the Talasol Project.

Net cash from investing activities was approximately €0.6 million in the year ended December 31, 2016, primarily attributable to the repayment of a loan from an equity accounted investee and proceeds from marketable securities.

Net cash used in investing activities was approximately €4.1 million in the year ended December 31, 2015, primarily attributable to the exercise of the first option to acquire additional share capital of Dori Energy.

Financing activities

Net cash from financing activities in the year ended December 31, 2017 was approximately €29.7 million, derived primarily from the issuance of our Series B Debentures in March 2017, net of repayment of principal on our Debentures and loans.

Net cash used in financing activities in the year ended December 31, 2016 was approximately €2.5 million, primarily attributable to principal and interest repayments to our Series A Debentures holders and a €2.1 million dividend distribution to our shareholders, partially offset by a long term bank loan received in connection with the Goor Project.

Net cash from financing activities in the year ended December 31, 2015 was approximately €3.8 million, derived primarily from proceeds in connection with the Loan Agreement with UBI, partially offset by principal and interest repayments to our Series A Debentures holders and the repurchase of our ordinary shares.

For more information concerning hedging transactions undertaken in connection with financings granted at EURIBOR linked interest, our Debentures, and in connection with our exposure to changes in fair value of our other loans and borrowings, as a result of changes in the interest rates, see “Item 11: Quantitative and Qualitative Disclosures About Market Risk.”

During 2017, we issued the Series B Debentures. For more information concerning the Series B Debentures, see “Series B Debentures” under “Other Financing Activities” above and Note 12 to the financial statements included in this Report. We also entered into the loan agreement with Rabobank in connection with the Oude Tonge Project. For more information concerning this loan agreement, see “Coöperatieve Rabobank U.A. Project Finance”’ above, “Item 4.B: Business Overview” under “The Oude Tonge Project – Oude Tonge Project Finance” and Note 6 to our financial statements included in this Report. In connection with the acquisition of the Talmei Yosef PV Plant, we acquired the project finance liabilities of such project. For more information see “Talmei Yosef Project Finance” above and Note 6 to our financial statements included in this Report.

During 2016, we entered into the loan agreement with Rabobank in connection with the Groen Goor Project. For more information concerning this loan agreement, see “Coöperatieve Rabobank U.A. Project Finance”’ above, “Item 4.B: Business Overview” under “The Groen Goor Project – Groan Goor Project Finance” and Note 11 to our financial statements included in this Report.

During 2015, we entered into the UBI Loan Agreement. For more information concerning the Loan Agreement, see “UBI” under “Project Finance” above and Note 11 to the financial statements included in this Report.

As of December 31, 2017, we were not in default under any financial covenants pursuant to the agreements set forth above.

As of December 31, 2017, our total current assets amounted to approximately €42.6 million, of which approximately €24 million was in cash and cash equivalents and approximately €5.4 million was in marketable securities, compared with total current liabilities of approximately €11.3 million.

As of December 31, 2016, our total current assets amounted to approximately €33 million, of which approximately €22.5 million was in cash and cash equivalents and approximately €0.9 million was in marketable securities, compared with total current liabilities of approximately €10.3 million.

The increase in our cash and marketable securities balance is mainly attributable to the cash received in connection with the issuance of our Series B Debentures and the cash collected in connection with the sale of electricity and repayment of loan from an equity accounted investee, net of amounts invested in new operations, repayment of loans and general and administrative expenses.

C.            Research and Development, Patents and Licenses, etc.

We did not conduct any research and development activities in the years ended December 31, 2015, 2016 and 2017.

D.            Trend Information

We operate in the Italian and Spanish photovoltaic markets, in the Netherlands waste-to-energy market and in the Israeli energy market through our twelve PV Plants in Italy, four PV Plants in Spain, our PV Plant in Israel, a 51% ownership in the Goor Project and in the Oude Tonge Project, our ownership of 50% of the issued and outstanding shares of Dori Energy and our ownership of 75% of the Manara PSP. Our PV Plants are all operational and connected to the relevant national grids. However, as we acquired the Talmei Yosef PV Plant during October 2017 and as the Goor Project only commenced operations in December 2017, our results for 2015-2017 do not reflect a full year of operations of such PV Plant and the Goor Project. The Oude Tonge Project is still in the construction stage and the Manara PSP and the Talasol Project have not yet commenced the construction stage.

Our business and revenue growth from the markets in which we operate depends, among other factors, on payments received in accordance with applicable regulation and on seasonality and availability of raw materials. Revenue derived from our PV operations tends to be lower in the winter, primarily because of adverse weather conditions. The growth of our renewable energy business in Italy, Spain, the Netherlands, Israel and elsewhere and our other operations are affected significantly by government subsidies and economic incentives. In addition, our ability to continue to leverage the investment in these markets, may affect the profitability of past and future transactions. Dorad’s revenues are also dependent to an extent on regulation and on seasonality. For more information see “Item 3.D: Risk Factors - Risks Related to our Renewable Energy Operations,” “Item 3.D: Risk Factors - Risks Related to our Investment in Dori Energy,” and “Item 4.B: Business Overview.”

E.            Off-Balance Sheet Arrangements

We are not a party to any material off-balance sheet arrangements. In addition we have no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations.

F.            Tabular Disclosure of Contractual Obligations

The following table of our material contractual obligations as of December 31, 2017, summarizes the aggregate effect that these obligations are expected to have on our cash flows in the periods indicated:

Payments due by period (in thousands of euro)
Contractual Obligations*	Total	Less than 1 year	1 – 3 years	3 – 5 years	more than 5 years
Finance lease obligations (including current maturities) (1)	4,987	483	966	966	2,572
Long-term loans (including current maturities)(1)	48,506	4,313	9,790	9,815	24,588
Long-term rent obligations(2)	3,780	298	576	430	2,476
Debentures (including current maturities)(1)	67,884	7,251	22,410	20,868	17,355
SWAP contracts	539	121	183	116	119
FW contracts	2,650	-	-	2,650	-
Currency SWAP	1,244	(145)	75	446	868
Total	129,590	12,321	34,000	35,291	47,978
______________________
*	For contractual obligations related to our investment in the Italian and Spanish photovoltaic market, please refer to “Business.”
(1)	These amounts include future payments of interest.
(2)	Includes land lease agreements of our Italian, Spanish and Israeli subsidiaries. Rent until October 2019 of our offices in Tel Aviv is also included.

ITEM 6: Directors, Senior Management and Employees

A.            Directors and Senior Management

Directors and Senior Management

The following table sets forth certain information with respect to our directors and senior management, as of March 1, 2018:

Name	Age	Position with Ellomay

Shlomo Nehama(1)(2)	63	Chairman of the Board of Directors
Ran Fridrich(1)(2)(3)	65	Director and Chief Executive Officer
Hemi Raphael(1)(2)	66	Director
Anita Leviant(1)(3)(4)(5)	63	Director
Barry Ben Zeev(4)(5)(6)	66	Director
Mordechai Bignitz(4)(5)(6)	66	Director
Kalia Weintraub	39	Chief Financial Officer
Ori Rosenzweig	41	Chief Investment Officer
______________________
(1)
Elected pursuant to the Shareholders Agreement, dated as of March 24, 2008, between S. Nechama Investments(2008) Ltd. and Kanir Joint Investments (2005) Limited Partnership (See “Item 7.A: Major Shareholders”).

(2)	Provides management services to the Company pursuant to the Management Services Agreement (See “Item 6.B: Compensation”).
(3)	Member of our Advisory Committee.
(4)	Independent Director pursuant to the NYSE American LLC rules.
(5)	Member of our Audit and Compensation Committees.
(6)	External Director pursuant to the Companies Law.

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

Barry Ben Zeev has served as an external director of Ellomay since December 30, 2009. Mr. Ben Zeev is a business strategic consultant. From 1978 to 2008, Mr. Ben Zeev served in various positions with Bank Hapoalim. During 2008, he served as the bank's Deputy CEO and as its CFO, in charge of the financial division. From 2001 to 2007, he served as the bank's Deputy CEO in charge first of the private international banking division and then of the client asset management division. Mr. Ben Zeev has served on the board of many companies, including as a director on the board of the Israeli Stock Exchange in 2006-2007. He currently serves as a director of Partner Communications Ltd. (NASDAQ and TASE: PTNR), Kali Equity Markets, Hiron-Trade Investments & Industries Buildings Ltd. (TASE: HRON) and Poalim Asset Management (UK) Ltd., a subsidiary of Bank Hapoalim B.M. Mr. Ben Zeev also serves as an independent director and Head of Investment Committee at Altshuler Shaham Pension & Gemel B.M. Mr. Ben Zeev holds an MBA from Tel-Aviv University specializing in financing, and a BA in Economics from Tel-Aviv University.

Mordechai Bignitz has served as an external director of Ellomay since December 20, 2011. Mr. Bignitz is involved in economic and financial consulting and investment management and currently serves as the CEO of OWC Pharmaceutical Corporation (OTC: OWCP) and as a director and CEO of One World Cannabis Ltd., a subsidiary of OWC. From 2006 to 2015, Mr. Bignitz served as the chairman of the investment committee of Migdal Capital Trust Ltd. and from 2017 he serves as a director of this company. From 2009 to 2011, Mr. Bignitz served as CEO of Geffen Green Energy Ltd., an Israeli private company. From 2006 to 2010, Mr. Bignitz served as a director of Leader Capital Markets Ltd. (TASE: LDRC), from 2007 to 2010 he served as a director of Leader Holdings & Investments Ltd. (TASE: LDER) and from 2010 to 2013 he served as a director of Ablon Ltd. From 2004 to 2007, Mr. Bignitz served as CEO of Advanced Paradigm Technology. From 1992 to 2004, Mr. Bignitz served as director and CFO of DS Capital Markets. From 1994 to 1996, Mr. Bignitz served as Managing Director of Dovrat, Shrem & Co. Trading Ltd. From 1991 to 1994 Mr. Bignitz served as Vice President and CFO of Dovrat Shrem & Co. and prior to that he served as Vice President of Clal Retail Chains (a subsidiary of the Clal Group) and Vice President & CFO of Clal Real Estate Ltd. Mr. Bignitz serves as a director of ARAD Investment and Industrial Development Ltd. (TASE: ARD), TechCare Corp. (OTC: TECR) and Globe Oil Explorations Ltd. Mr. Bignitz is a CPA, holds a BA in Accounting and Economics from Tel-Aviv University and completed the Executive Program in Management and Strategy in Retail at Babson College in Boston. Mr. Bignitz qualifies as an external director according to the Companies Law.

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

B.            Compensation

General

Salaries, fees, commissions and bonuses paid or accrued with respect to all of our directors and senior management as a group in the fiscal year ended December 31, 2017 was approximately €469 million, including an amount of approximately €57 million related to pension, retirement and other similar benefits. These figures do not include the compensation of Messrs. Shlomo Nehama, Ran Fridrich and Hemi Raphael, all of whom are members of our Board that are currently compensated pursuant to the Management Services Agreement (see “Item 7.B: Related Party Transactions” below) and have, in connection with such agreement, waived their right to receive the compensation, including options, paid to our directors.

The table below reflects the terms of service and employment of our five most highly compensated “office holders” (as such term is defined in the Companies Law) during or with respect to the year ended December 31, 2017. All amounts reported in the table below are as recognized in our financial statements for the year ended December 31, 2017.

	Salary(1)	Management Fees		Bonus	Share-Based Payment	Total
Name and Position	(euro in thousands)
Shlomo Nehama, Chairman of the Board	-	167	(2)	-	-	-	(2)
Ran Fridrich, CEO and Director	-	83.5	(2)(3)	-	-	-	(2)(3)
Hemi Raphael, Director	-	83.5	(2)(3)	-	-	-	(2)(3)
Kalia Weintraub, Chief Financial Officer	213	-		-	-	213
Ori Rosenzweig, Chief Investment Officer	221	-		-	-	221
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

(2)
Such amounts are paid pursuant to the terms of the Management Services Agreement among the Company, Kanir and Meisaf Blue & White Holdings Ltd., which provides for an annual aggregate payment of $400,000. For additional information, see “Management Services Agreement” below.

(3)
The Management Services Agreement provides for an aggregate payment to Kanir of $200,000 in connection with services provided by Messrs. Fridrich and Raphael. For purposes of this tabular presentation, we divided the aggregate annual payment to Kanir equally between Mr. Fridrich and Mr. Raphael, however, this division does not necessarily represent the actual amounts received by them.

Other than options granted to members of our Board of Directors, there are no outstanding options to purchase ordinary shares that were granted during 2017. For more information see “Item 6.E: Share Ownership.”

Management Services Agreement

In December 2008, following the approval of our Audit Committee, Board of Directors and shareholders, we entered into the Management Services Agreement with Kanir and with Meisaf Blue & White Holdings Ltd., or Meisaf, a private company controlled by Shlomo Nehama, effective as of March 31, 2008, the date of appointment of Messrs. Fridrich and Nehama as members of our Board. In consideration for the performance of the management services and the board services under the terms of the Management Services Agreement, we agreed to pay Kanir and Meisaf, in equal parts and quarterly, an aggregate annual services fee in the amount of $250,000 plus value added tax pursuant to applicable law. This annual amount was increased to $400,000 (approximately €334,000) following approval by our Audit Committee, Compensation Committee, Board of Directors and by our shareholders at our annual shareholders meeting for 2013, or the 2013 Shareholders Meeting. Messrs. Nehama, Fridrich and Raphael waived any right to additional remuneration for their service as members of our board of directors. In addition, Mr. Fridrich, who first served as our Interim Chief Executive Officer and is now our Chief Executive Officer, serves as our Chief Executive Officer as part of the management services provided pursuant to the Management Services Agreement, and agreed not to receive any additional compensation or other benefits beyond the fees paid in connection with the Management Services Agreement. For more information see “Item 7.B: Related Party Transactions.”

Compensation of Non-Executive Directors

As approved by our shareholders, we pay our non-executive directors (Anita Leviant, Barry Ben Zeev and Mordechai Bignitz) remuneration for their services as directors. During 2010 and thereafter, based on the approval by our shareholders at our annual general meeting of shareholders held on December 30, 2009 and on June 20, 2012, our current and future directors have been and would in the following years be paid the minimum fees permitted by the Companies Regulations (Rules for Compensation and Expenses of External Directors), 5760-2000, or the Compensation Regulations. The Compensation Regulations set forth a range of fees that may be paid by Israeli public companies to their external directors, depending upon each company’s equity based on the most recent financial statements. The current minimum cash amounts permitted to be paid to our external directors pursuant to the Compensation Regulations, are an annual fee of NIS 52,160 (equivalent to approximately €12,248 as of March 1, 2018) and an attendance fee of NIS 1,845 (equivalent to approximately €433 as of March 1, 2018) per meeting (board or committee). These amounts are updated once a year based on increases in the Israeli Consumer Price Index. According to the Compensation Regulations, which we apply to all our non-executive directors, the directors are entitled to 60% of the meeting fee if they participated at the meeting by teleconference and not in person, and to 50% of the meeting fee if resolutions were approved in writing, without convening a meeting.

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

For more information concerning our share option plans and options granted to directors and an executive officer see “Item 6.E: Share Ownership.”

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

At our annual shareholders meeting held during 2016, or the 2016 Shareholders Meeting, our shareholders approved our updated compensation policy, or the Compensation Policy.

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

In the event the transaction with any office holder is not in accordance with the compensation policy, the approval of the company’s shareholders, by “special majority,” is also required.  In the event the company’s shareholders do not approve the compensation of the CEO or other office holders (who are not directors, controlling shareholders or relatives of the controlling shareholders), the compensation committee and board of directors may, in special situations, approve the transaction, subject to their providing detailed reasons and after discussion and examination of the rejection by the company’s shareholders. The Companies Regulations (Relief in Related Party Transactions), 2000, promulgated under the Companies Law, or the Relief Regulations, provide additional temporary or permanent relief from the shareholder approval requirement under certain circumstances.

C.            Board Practices

We are a “controlled company” as defined in Section 801 of the NYSE American LLC Company Guide. As a result, we are exempt from certain of the NYSE American LLC corporate governance requirements, including the requirement that a majority of the board of directors be independent, the requirement applicable to the nomination process of directors and the requirements applicable to the determination or recommendation of executive compensation by a committee comprised of independent directors or by a majority of the independent directors and the additional requirements concerning compensation committee independence, compensation advisor engagement and independence.

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

Terms of Directors

Our Board currently consists of six members, including two external directors. Pursuant to our Articles, unless otherwise prescribed by resolution adopted at a general meeting of our shareholders, our Board shall consist of not less than four (4) nor more than eight (8) directors (including the external directors). Except for our two external directors, the members of our Board are elected annually at our annual shareholders’ meeting and remain in office until the next annual shareholders’ meeting, unless the director has previously resigned, vacated his office, or was removed in accordance with the Articles. The most recent annual meeting, or the 2017 Shareholders Meeting, was held on September 14, 2017.Our Board may elect additional members to the Board, to serve until the next shareholders’ meeting, so long as the number of directors on the Board does not exceed the maximum number established according to our Articles.

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

The initial term of an external director is three years. An external director may be re-elected to serve for two additional three-year terms in one of the two following methods: (i) the board of directors proposed the nomination of the external director for an additional term and her or his appointment is approved by the shareholders in the manner required to appoint external directors for an initial term as set forth above, or (ii) in the event a shareholder holding 1% or more of the voting rights nominates the external director for an additional term or in the event the external director nominates himself or herself for an additional term, the nomination is required to be approved by a majority of the votes cast by the shareholders of the company; provided that: (x) the votes of controlling shareholders, the votes of shareholders who have a personal interest in the approval of the appointment of the external director, other than a personal interest that is not as a result of such shareholder’s connections to the controlling shareholder, and abstaining votes are excluded from the counting of votes and (y) the aggregate votes cast by shareholders in favor of the nomination that are counted for purposes of calculating the majority exceeds two percent of the voting rights in the company. The external director nominated by shareholders may not be a related or competing shareholder or a relative of such shareholder at the date of appointment and may not have an affiliation to a related or competing shareholder at the date of appointment or for the two year period prior to the appointment. A “related or competing shareholder” is defined by the Companies Law as the shareholder that proposed the nomination or a significant shareholder (a shareholder holding five percent or more of the outstanding shares of a company or of the voting rights in a company), provided that at the date of appointment of the external director such shareholder, its controlling shareholder or a corporation controlled by either of them, have business connections with the company or are competitors of the company. The term “affiliation” is defined as set forth above. In addition, Israeli companies listed on certain stock exchanges outside Israel, including the NYSE American LLC, such as our company, may appoint an external director for additional terms of not more than three years each subject to certain conditions. Such conditions include the determination by the audit committee and board of directors, that in view of the external director’s professional expertise and special contribution to the company’s board of directors and its committees, the appointment of the external director for an additional term is in the best interest of the company.

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

Independent Directors Pursuant to the Companies Law

In addition to the external director, the Companies Law includes another category of directors, which is the “independent” director. An independent director is either an external director or a director appointed or classified as such who meets the same non-affiliation criteria as an external director, as determined by the company’s audit committee, and who has not served as a director of the company for more than nine consecutive years (subject to the right granted to certain companies, including companies whose shares are listed on the NYSE American LLC, to permit independent directors to serve as such for periods exceeding nine years). For these purposes, ceasing to serve as a director for a period of two years or less would not be deemed to sever the consecutive nature of such director’s service.

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

Independent Directors pursuant to the NYSE American LLC Requirements

In general, the NYSE American LLC Company Guide requires that a NYSE American LLC listed company have a majority of independent directors, as defined under the NYSE American LLC Company Guide, on its board of directors. Because we are a “controlled company” as defined in Section 801 of the NYSE American LLC Company Guide, we are exempt from this requirement. If the “controlled company” exemption would cease to be available to us under the NYSE American LLC Company Guide, we may instead elect to follow Israeli law.

Our Board determined that three of the members of our Board, Messrs. Ben Zeev and Bignitz and Ms. Leviant, are “independent” within the meaning of Section 803A of the NYSE American LLC Company Guide.

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

Our Audit Committee, acting pursuant to a written charter adopted based on the requirements of the Companies Law, the rules promulgated under the Exchange Act and the NYSE American LLC Company Guide, currently consists of Barry Ben Zeev, who is also the chairman of the Audit Committee, Mordechai Bignitz and Anita Leviant. The members of our Audit Committee satisfy the respective “independence” requirements of the Securities and Exchange Commission, NYSE American LLC and Israeli law for audit committee members. During 2016, our Audit Committee met at least once each quarter.

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

The Israeli Securities Law, 5728-1968, or the Securities Law, and the Companies Law, authorize the Israeli Securities Authority to impose administrative sanctions against companies and their office holders for certain violations of the Israeli Securities Law or the Companies Law. These sanctions include monetary sanctions and certain restrictions on serving as a director or senior officer of a public company for certain periods of time. The maximum amount of the monetary sanctions that could be imposed upon individuals is a fine of NIS 1,000,000 (equivalent to approximately €240,813), plus payments to persons who suffered damages as a result of the violation in an amount equal to the higher of: (i) compensation for damages suffered by all injured persons, up to 20% of the fine imposed on the violator, or (ii) the amount of profits earned or losses avoided by the violator as a result of the violation, up to the amount of the applicable monetary sanction.

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

In such indemnification agreements, we also, among other things, undertake to (i) produce collateral, security, bond or any other guarantee that the director or officer may be required to produce as a result of any interim legal procedure (other than criminal procedures involving the proof of criminal thought), all up to the maximum indemnification amount set forth above; and (ii) maintain a liability insurance policy with a reputable insurer to the extent permitted by the Companies Law, for all of our directors and officers, in a total amount of not less than $10 million (approximately €3.8 million) during the period the recipient of the indemnity undertaking serves as a member of our board of directors or as an officer and for a period of seven years thereafter.

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

As stated above, in the indemnification undertakings approved by our Audit Committee, Board and shareholders and provided to our directors and officers, we have undertaken to maintain a liability insurance policy with a reputable insurer to the fullest extent currently permitted by the Companies Law and our Articles, for all of our directors and officers, in a total amount of not less than $10 million (approximately €8.3 million) during the period the recipient of the indemnity undertaking serves as a member of our board of directors or as an officer, and for a period of seven years thereafter.

At our annual shareholder meeting held on June 18, 2015, our shareholders approved, following the approval of our Compensation Committee and Board, the increase in the coverage of our directors’ and officers’ liability insurance to $15 million (approximately €12.5 million), and any renewals, extensions or substitutions of such increased coverage policy. Based on these approvals, we have obtained directors’ and officers’ liability insurance covering our directors and officers.

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

D.            Employees

As of December 31, 2017, we had nine (9) employees compared to ten (10) employees as of December 31, 2016 and ten (10) employees and independent contractors as of December 31, 2015. As of December 31, 2017, all of our employees were in management, finance and administration and all were located in Israel.

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

E.             Share Ownership

Beneficial Ownership of Executive Officers and Directors

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as of March 15, 2018, of (i) each of our directors and (ii) each member of our senior management. All of the information with respect to beneficial ownership of the ordinary shares is given to the best of our knowledge and has been furnished in part by the respective directors and members of senior management.

Name of Beneficial Owner	Number of Shares Beneficially Held (1)	Percent of Class
Shlomo Nehama(2)(5)	4,016,842	37.6%
Hemi Raphael(3)(5)	3,153,874	29.5%
Ran Fridrich(4)(5)	2,816,137	26.4%
Anita Leviant(6)	9,333	*
Barry Ben Zeev(6)	7,586	*
Mordechai Bignitz(6)	5,583	*
Kalia Weintraub	-	-
Ori Rosenzweig	-	-
______________________________
* Less than one percent of the outstanding ordinary shares. See additional details below.

(1)
As used in this table, “beneficial ownership” means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security. For purposes of this table, a person is deemed to be the beneficial owner of securities that can be acquired within 60 days from March 15, 2018 through the exercise of any option or warrant. Ordinary shares subject to options or warrants that are currently exercisable or exercisable within 60 days are deemed outstanding for computing the ownership percentage of the person holding such options or warrants, but are not deemed outstanding for computing the ownership percentage of any other person. The amounts and percentages are based upon 10,675,508 ordinary shares outstanding as of March 15, 2018. This number of outstanding ordinary shares does not include a total of 258,046 ordinary shares held at that date as treasury shares under Israeli law, all of which were repurchased by us. For so long as such treasury shares are owned by us they have no rights and, accordingly, are neither eligible to participate in or receive any future dividends which may be paid to our shareholders nor are they entitled to participate in, be voted at or be counted as part of the quorum for, any meetings of our shareholders.

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

(3)
The 3,153,874 ordinary shares beneficially owned by Mr. Raphael consist of: (i) 2,699,350 ordinary shares held by Kanir, which constitute approximately 25.3% of our outstanding share capital, (ii) 314,514 ordinary shares held by a BVI private company wholly-owned by Mr. Raphael, which constitute approximately 2.9% of our outstanding shares and (iii) 140,010 ordinary shares held directly by Mr. Raphael, which constitute approximately 1.3% of our outstanding shares. Mr. Raphael, by virtue of his position as a director and majority shareholder of Kanir Investments Ltd., or Kanir Ltd., the general partner in Kanir, and his position as a limited partner in Kanir, may be deemed to indirectly beneficially own the ordinary shares beneficially owned by Kanir. Mr. Raphael disclaims beneficial ownership of the shares held by Kanir, except to the extent of his pecuniary interest therein, if any. In addition, Mr. Raphael, as the sole shareholder of such private company, may be deemed to indirectly beneficially own any ordinary shares beneficially owned by the BVI private company.

(4)
The 2,816,137 ordinary shares beneficially owned by Mr. Fridrich consist of: (i) 2,699,350 ordinary shares held by Kanir, which constitute approximately 25.3% of our outstanding share capital and (ii) 116,787 ordinary shares held directly by Mr. Fridrich, which constitute approximately 1.1% of our outstanding shares. Mr. Fridrich, by virtue of his position as a director of Kanir Ltd. and his position as a limited partner in Kanir, may be deemed to indirectly beneficially own the ordinary shares beneficially owned by Kanir. Mr. Fridrich disclaims beneficial ownership of the shares held by Kanir, except to the extent of his pecuniary interest therein, if any.

(5)
By virtue of the 2008 Shareholders Agreement between Nechama Investments and Kanir (see “Item 7.A: Major Shareholders”), Mr. Nehama, Nechama Investments, Kanir and Messrs. Raphael and Fridrich may be deemed to be members of a group that holds shared voting power with respect to 6,251,119 ordinary shares, which together constitute approximately 58.6% of our outstanding ordinary shares, and holds shared dispositive power with respect to 5,348,430 ordinary shares, which constitute 50.1% of our outstanding ordinary shares. Accordingly, taking into account the shares directly held by Messrs. Nehama, Raphael (taking into account also shares held by the private company wholly-owned by him) and Fridrich, they may be deemed to beneficially own approximately 62.9%, 62.8% and 59.7%, respectively, of the outstanding ordinary shares. Mr. Nehama and Nechama Investments both disclaim beneficial ownership of the ordinary shares beneficially owned by Kanir and Kanir Ltd., Kanir and Messrs. Raphael and Fridrich all disclaim beneficial ownership of the shares held by Nechama Investments.

(6)
(i) Anita Leviant holds currently exercisable options to purchase 9,333 ordinary shares with expiration dates ranging from August 1, 2018 to August 1, 2026 and exercise prices per share ranging between $4.7 - $9.37, (ii) Barry Ben Zeev holds currently exercisable options to purchase 7,586 ordinary shares with expiration dates ranging from December 30, 2019 to August 1, 2026 and exercise prices per share ranging between $5.9 - $9.37 and (iii) Mordechai Bignitz holds currently exercisable options to purchase 5,583 ordinary shares with expiration dates ranging from December 20, 2021 to August 1, 2026 and exercise prices per share ranging between $5.55 - $9.37.

Our directors currently hold, in the aggregate, options to purchase 25,502 ordinary shares. The options have a weighted average exercise price of approximately $7.54 per share and have expiration dates until 2027. During the years ended December 31, 2015, 2016 and 2017 each of Anita Leviant, Barry Ben Zeev and Mordechai Bignitz, all members of our Board, were granted options to purchase 1,000 shares (on August 1 of each of such years) under the 1998 Plan. The exercise price for the underlying shares of such options is the “Fair Market Value” (as defined in the 1998 Plan) of our ordinary shares at the date of grant. The options expire ten years after their grant date. As described above under “Compensation - Compensation of Non-Executive Directors”, the options granted to our directors (for Ms. Leviant commencing in 2012 and for our external directors commending in 2016) vest on the first anniversary of the grant date. Of the options held by our directors, options to purchase 22,502 ordinary shares are currently exercisable and the balance will become exercisable on August 1, 2018.

None of our officers currently hold options to purchase our ordinary shares.

Outstanding Options

1998 Share Option Plan for Non-Employee Directors

For more information concerning our 1998 Share Option Plan for Non-Employee Directors see “Item 6.B: Compensation.”

As of January 1, 2017, December 31, 2017 and March 15, 2018, there were 35,083, 32,083 and 32,083 ordinary shares, respectively, available for future grants under the 1998 Plan.

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

As of March 15, 2018, there were no outstanding options under the 2000 Plan. The number of additional ordinary shares available for issuance under the 2000 Plan, as of January 1, 2017, December 31, 2017 and March 15, 2018, was 595,009.

ITEM 7: Major Shareholders and Related Party Transactions

A.            Major Shareholders

The following table sets forth information regarding the beneficial ownership of our ordinary shares as of March 15, 2018, by each person known by us to be the beneficial owner of 5.0% or more of our ordinary shares. Each of our shareholders has identical voting rights with respect to its shares. All of the information with respect to beneficial ownership of the ordinary shares is given to the best of our knowledge based on public filings by the shareholders (the most recent is a Schedule 13D/A filed on September 3, 2013) and on information provided by them.

	Ordinary Shares Beneficially Owned(1)	Percentage of Ordinary Shares Beneficially Owned

Shlomo Nehama (2)(5)	4,016,842	37.6%
Kanir Joint Investments (2005) Limited Partnership (3)(4)(5)(6)	2,699,350	25.3%
___________________________

* Represents beneficial ownership of less than 1% of ordinary shares.

(1)
As used in this table, “beneficial ownership” means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security as determined pursuant to Rule 13d-3 promulgated under the U.S. Securities Exchange Act of 1934, as amended. For purposes of this table, a person is deemed to be the beneficial owner of securities that can be acquired within 60 days from March 15, 2018 through the exercise of any option or warrant. Ordinary shares subject to options or warrants that are currently exercisable or exercisable within 60 days are deemed outstanding for computing the ownership percentage of the person holding such options or warrants, but are not deemed outstanding for computing the ownership percentage of any other person. The amounts and percentages are based on a total of 10,675,508 ordinary shares outstanding as of March 15, 2018. This number of outstanding ordinary shares does not include a total of 258,046 ordinary shares held at that date as treasury shares under Israeli law, all of which were repurchased by us. For so long as such treasury shares are owned by us they have no rights and, accordingly, are neither eligible to participate in or receive any future dividends which may be paid to our shareholders nor are they entitled to participate in, be voted at or be counted as part of the quorum for, any meetings of our shareholders.

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

(3)
Kanir is an Israeli limited partnership. Kanir Ltd., in its capacity as the general partner of Kanir, has the voting and dispositive power over the ordinary shares directly beneficially owned by Kanir. As a result, Kanir Ltd. may be deemed to indirectly beneficially own the ordinary shares beneficially owned by Kanir. Messrs. Hemi Raphael and Ran Fridrich, who are members of our Board of Directors, are the sole directors of Kanir Ltd. and Mr. Raphael is a majority shareholder of Kanir Ltd. As a result, Messrs. Raphael and Fridrich may be deemed to indirectly beneficially own the ordinary shares beneficially owned by Kanir, which constitute, together with their holdings as set forth in footnote (4), 29.5% and 26.4%, respectively, of our outstanding ordinary shares. Kanir Ltd. and Messrs. Raphael and Fridrich disclaim beneficial ownership of such ordinary shares except to the extent of their respective pecuniary interest therein, if any.

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

(5)
By virtue of the 2008 Shareholders Agreement, Mr. Nehama, Nechama Investments, Kanir, Kanir Ltd., and Messrs. Raphael and Fridrich may be deemed to be members of a group that holds shared voting power with respect to 6,251,219 ordinary shares, which constitute approximately 58.6% of our outstanding ordinary shares, and holds shared dispositive power with respect to 5,348,430 ordinary shares, which constitute 50.1% of the outstanding ordinary shares. Accordingly, taking into account the shares directly held by Messrs. Nehama, Raphael (taking into account also shares held by the private company wholly-owned by him) and Fridrich, they may be deemed to beneficially own approximately 62.9%, 62.8% and 59.7%, respectively, of our outstanding ordinary shares. Each of Mr. Nehama and Nechama Investments disclaims beneficial ownership of the ordinary shares beneficially owned by Kanir. Each of Kanir, Kanir Ltd. and Messrs. Raphael and Fridrich disclaims beneficial ownership of the ordinary shares beneficially owned by Nechama Investments. A copy of the 2008 Shareholders Agreement was filed with the Securities and Exchange Commission, or the SEC, on March 31, 2008 as Exhibit 14 to an amendment to a Schedule 13D and is not incorporated by reference herein.

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

Significant Changes in the Ownership of Major Shareholders

There were no significant changes in the percentage ownership held by any major shareholders during the years ended December 31, 2015, 2016 and 2017.

Record Holders

Based on a review of the information provided to us by our transfer agent, as of March 15, 2018, there were 42 record holders of ordinary shares, of which 15 represented United States* record holders holding approximately 35% of our outstanding ordinary shares (including approximately 34.5% of our outstanding ordinary shares held by the Depository Trust Company). This does not reflect persons or entities that hold ordinary shares in nominee or “street name” through various brokerage firms and does not reflect where the beneficial holders of our shares are located in part because the shares held by the Depository Trust Company include shares held for the Tel Aviv Stock Exchange Clearing House.
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

Encumbrances Placed on our Securities

Pursuant to public filings made and information provided by Kanir, on March 27, 2008, Kanir entered into a loan agreement with Israel Discount Bank Ltd. in order to finance the purchase of our ordinary shares and warrants to purchase our ordinary shares. As collateral for the loans, Israel Discount Bank Ltd. received a first-priority pledge over 2,605,845 ordinary shares, or 24.4% of our outstanding ordinary shares, held by Kanir. A default of Kanir under its agreement with Israel Discount Bank Ltd. could cause a foreclosure with respect to our ordinary shares subject to the pledge to such bank, which could result in a change of control of Ellomay. It is our understanding that Kanir is currently in compliance with all of its covenants under the loan agreement. A summary of the loan agreement was filed by Kanir with the SEC on March 31, 2008 as Exhibit 17 to an amendment to a Schedule 13D and is not incorporated by reference herein.

Registration Rights

We previously executed various registration rights agreements with certain entities and individuals, including former controlling shareholders, in connection with private placements of our securities. Registration rights with respect to a majority of the ordinary shares held by our current controlling shareholders were assigned from certain holders of such registration rights to our controlling shareholders, subject to the undertaking of the assignees to be bound by and subject to the terms and conditions of the registration rights agreement. During 2014 we received a demand for registration from several shareholders, including our controlling shareholders, and filed a registration statement on Form F-3 with covering the resale of 6,421,545, or 60.1% of our ordinary shares, which became effective on November 17, 2014. The registration of the shares included in this registration statement will enable our controlling shareholders to sell a significant portion of our ordinary shares without restrictions, which could result in a change of control of Ellomay or in us ceasing to be a “controlled company” for purposes of the NYSE American LLC rules. For more information see “Item 16G: Corporate Governance.”

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

In consideration for the performance of the management services and the Board services, we currently pay to Meisaf and Kanir, in equal parts, an aggregate annual fee in the amount of $400,000 (approximately €334,000), on a quarterly basis. Meisaf and Kanir are also entitled to receive reimbursement for reasonable out-of-pocket business expenses borne by them in connection with the provision of the services, as customary in the Company. In connection with the Management Services Agreement, the Board representatives of Kanir and Mr. Nehama waived any director fees and options to purchase our ordinary shares they may be entitled to as a result of their service on our Board. In addition, Mr. Fridrich, who first served as our Interim Chief Executive Officer and is now our Chief Executive Officer, serves as our Chief Executive Officer since January 2009 as part of the management services provided pursuant to the Management Services Agreement, and agreed not to receive any additional compensation or other benefits beyond the fees paid in connection with the Management Services Agreement.

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

For a further discussion of transactions and balances with related parties see “Item 4.D: Property, Plants and Equipment,” “Item 6.B: Compensation,” “Item 6.C: Board Practices” under “Indemnification, Exemption and Insurance of Executive Officers and Directors,” “Registration Rights” above and Note 15 to our consolidated financial statements, which are included elsewhere in this Report and the disclosure concerning the registration of shares held by our controlling shareholders set forth above.

C.            Interests of Experts and Counsel

Not Applicable.

ITEM 8: Financial Information

A.            Consolidated Statements and Other Financial Information.

Consolidated Statements

Our consolidated financial statements are set forth in Item 18.

Legal Proceedings

We may from time to time become a party to various legal proceedings in the ordinary course of our business. While the outcome of these matters cannot be predicted with certainty, we do not believe they will have a material effect on our consolidated financial position, results of operations, or cash flows. In addition, we are involved in various legal proceedings in connection with our holdings in Dori Energy and indirect holdings in Dorad and with the Manara PSP. For more information see “Item 4.B: Business Overview” under “The Dorad Power Plant” and under “Pumped Storage project in the Manara Cliff in Israel.”

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

In May 2015, our Board of Directors approved the repurchase of up to $3 million of our ordinary shares. The authorized repurchases will be made from time to time in the open market on the NYSE American LLC and Tel Aviv Stock Exchange or in privately negotiated transactions. The timing, volume and nature of share repurchases will be at the sole discretion of management and will be dependent on regulatory restrictions, market conditions, the price and availability of our ordinary shares, applicable securities laws and other factors, including compliance with the terms of our Debentures. No assurance can be given that any particular amount of ordinary shares will be repurchased. The buyback program does not obligate us to acquire a specific number of shares in any period, and it may be modified, suspended, extended or discontinued at any time, without prior notice. As of December 31, 2017, we repurchased 172,391 ordinary shares in the NYSE American LLC under this buyback program, including 1,862 ordinary shares acquired during the year ended December 31, 2017. On March 23, 2016, we announced the decision to distribute a cash dividend in the amount of $0.225 per share (an aggregate distribution of approximately $2.4 million). We distributed this dividend in April 2016. We did not declare or pay a cash dividend during 2017.

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

B.            Significant Changes

Except as otherwise disclosed in this report, no significant changes have occurred since December 31, 2017.

ITEM 9: The Offer and Listing

A.            Offer and Listing Details

Stock Price History

The prices set forth below are high and low closing market prices for our ordinary shares as reported by the NYSE American LLC and the Tel Aviv Stock Exchange, as applicable, for the fiscal year ended December 31 of each year indicated below, for each fiscal quarter indicated below, and for each month for the last six-month period. Such quotations reflect inter-dealer prices, without retail markup, markdown, or commission and may not necessarily represent actual transactions. Our ordinary shares have been listed on the NYSE American LLC under the symbol “ELLO” since August 22, 2011. On October 27, 2013, our ordinary shares were listed for trading on the Tel Aviv Stock Exchange under the symbol “ELLO” and the TASE closing prices set forth below are commencing such date.

	NYSE American LLC		Tel Aviv Stock Exchange
Year	eHigh (US$)	Low (US$)	High (NIS)	Low (NIS)
2013	11.37	6.1	40.69	31.39
2014	10.59	8.56	39.91	29.72
2015	10.15	7.73	39.93	29.97
2016	9.59	7.05	36.21	27.09
2017	9.50	7.68	33.42	27.90

	NYSE American LLC		Tel Aviv Stock Exchange
2016	High (US$)	Low (US$)	High (NIS)	Low (NIS)
First Quarter	9	7.46	35.66	28.7
Second Quarter	8.85	7.25	34.08	28.06
Third Quarter	9.59	7.11	36.21	29.01
Fourth Quarter	9.09	7.05	34.59	27.09

	NYSE American LLC		Tel Aviv Stock Exchange
2017	High (US$)	Low (US$)	High (NIS)	Low (NIS)
First Quarter	8.83	7.70	33.42	27.90
Second Quarter	9.50	7.80	32.33	29.00
Third Quarter	9.45	8.36	31.60	29.01
Fourth Quarter	9.50	7.68	32.89	27.95

	NYSE American LLC		Tel Aviv Stock Exchange
2018	High (US$)	Low (US$)	High (NIS)	Low (NIS)
First Quarter (through March 15, 2018)	10.59	8.41	35.55	31.14

	NYSE American LLC		Tel Aviv Stock Exchange
Most Recent Six Months	High (US$)	Low (US$)	High (NIS)	Low (NIS)
September 2017	8.75	8.36	30.93	29.01
October 2017	8.83	7.77	30.92	28.42
November 2017	8.62	7.68	31.55	27.95
December 2017	9.50	8.28	32.89	31.18
January 2018	10.59	8.88	35.55	31.21
February 2018	9.56	8.41	33.47	31.14
March 2018 (through March 15, 2018)	9.70	9.24	33.54	32.50

The liquidity of our ordinary shares is very limited. Such limited liquidity could result in lower prices for our ordinary shares than might otherwise prevail and in larger spreads between the bid and asked prices for our ordinary shares.

B.            Plan of Distribution

Not Applicable.

C.            Markets

Our ordinary shares have been listed on the NYSE American LLC since August 22, 2011. Our trading symbol is “ELLO.” On October 27, 2013, our ordinary shares were listed for trading on the Tel Aviv Stock Exchange under the symbol “ELLO.”

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

Certain Transactions with Controlling Persons

No provision in the Articles discriminates against an existing or prospective holder of securities, as a result of such shareholder owning a substantial amount of shares. However, the Companies Law extends the disclosure requirements applicable to office holders as described in “Board Practices” under “Management” above, to a controlling shareholder in a public company. For purposes of the issues described in these paragraphs, the Companies Law defines a controlling shareholder a shareholder who can direct the activities of the company, including a presumption that a person who holds 25% or more of the voting rights at the company’s general meeting, provided there is no other person that holds more than 50% of the voting rights in such company, is a controlling shareholder. If two or more shareholders are interested parties in the same transaction, their shareholdings are combined for the purposes of calculating the percentages held by them. If two or more shareholders are parties to a voting agreement, their interests are also generally combined for the purposes of calculating percentages.

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

Pursuant to the Relief Regulations, certain extraordinary transactions between a company and its controlling shareholder(s), certain undertakings of a company to its directors in connection with their terms of service and certain transactions between a company and its controlling shareholder(s) or their relatives in their capacity as office holders or employees of the company may be approved, if the conditions set forth in such regulations are met, without the requirement to obtain shareholder approval. The Relief Regulations require that the company’s audit committee and board of directors determine that the conditions set forth in the Relief Regulations are met. One of the alternative conditions for approving an extraordinary transaction with a controlling shareholder is that such transaction only benefits the company. Another available condition is that the transaction is in the ordinary course of business, on market terms, and does not harm the company.

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

Taxation of Holders of our Debentures

Capital Gains Tax

Taxation of Israeli Residents

A capital gain for an individual derived from the sale of a debenture that is not linked to an index, such as our Debentures, will be taxable at a rate not to exceed 15% in case of a “non-significant” individual debenture holder, or 20% in the case of a “significant” individual debenture holder. Tax payers claiming a deduction of real interest expenses and linkage differences on debentures such as the Debentures will be taxed at a rate of 30% on their real capital gains. Dealers in securities in Israel are taxed at regular tax rates applicable to business income. Companies resident in Israel are taxed at rates applicable to capital gains.

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

Income Tax on Interest Income

Taxation of Israeli Residents

Israeli resident individuals are exempt from tax on the linkage differences derived from the debenture principal, under certain conditions. An individual is taxable at a rate of 15% on interest or discount fees originating from debentures which are not linked to the index, whether in whole or in part, such as our Debentures. Pursuant to Section 125C(b) of the Israeli Income Tax Ordinance, the tax rate on interest income or discount fees originating from fully index-linked debentures, including debentures linked to a foreign currency, is 25% in case of a “non- significant” debenture holder. Pursuant to Section 125C(d) of the Israeli Income Tax Ordinance, these tax rates will not apply if any of the following conditions are met: (1) the interest represents income from a “business” or is recorded in the individual’s books of account or is required to be so recorded; (2) the individual has claimed deduction of linkage differences and interest expenses on the debentures; (3) the individual is a “significant” individual debenture holder; or (4) the individual is employed by a corporation that paid the interest, is a supplier of goods or services to the corporation or has other special relations with the corporation, unless the tax assessing officer is satisfied that the interest rate has been established in good faith and regardless of the existence of any such relations between the individual and the corporation. In these cases, the individual will be taxed at the marginal tax rate. The paying company will deduct tax at a rate of 15% on interest in respect of unlinked debentures, such as our Debentures, and at a rate of 25% in the case of linked debentures. The maximum tax rate pursuant to Section 121 of the Israeli Income Tax Ordinance will apply in the case of an individual who is a “significant” individual debenture holder, an individual employed by the interest-paying-corporation or a supplier of goods or services to the corporation. The tax rate applicable to interest income (including linkage differences) or discount fees of an Israeli resident corporation is the corporate tax rate. The paying company will deduct tax at the corporate tax rate.

Taxation of Non-Israeli Residents

Interest, discount fees or linkage differences paid to a foreign resident on debentures listed on the TASE and issued by an Israeli resident corporation, such as our Debentures, are typically exempt from Israeli tax, provided that the income is not produced by the foreign resident’s permanent establishment in Israel. The tax exemption will not apply in the following circumstances: (1) the foreign resident is a “significant” shareholder or debenture holder of the issuing company; (2) the foreign resident is a relative, as defined in the Ordinance, of the issuing company; (3) the foreign resident is an employee, a supplier of goods or services or has special relations with respect to the issuing company (unless it is demonstrated that the interest rate or discount fees have been determined in good faith and regardless of the existence of any special relations); or (4) the foreign resident company is held by Israeli residents. If the tax exemption does not apply as above, the tax rate applicable to interest income received by foreign residents (individuals and corporations) originating from securities will be established in accordance with the provisions of the Ordinance, or in accordance with the provisions of the relevant treaty for the avoidance of double taxation signed between the State of Israel and the foreign resident’s country of residence. In such case, the paying company will withhold tax according to the rates prescribed in the Ordinance as above, and this rate may be reduced subject to the relevant treaty for the avoidance of double taxation. As indicated above, our Debentures are not registered under the Securities Act and may not be offered or sold in the United States or to U.S. Persons (as defined in Regulation “S” under the Securities Act) without registration under the Securities Act or an exception from the registration requirements of the Securities Act.

U.S. Tax Considerations Regarding Ordinary Shares

The following is a general summary of the material United States federal income tax consequences relating to the acquisition, ownership and disposition of our ordinary shares by an investor that holds those ordinary shares as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended, or the Code. This summary is based on the tax laws of the United States, and existing final, temporary and proposed Treasury Regulations, administrative pronouncements and judicial decisions, as in effect on the date hereof, all of which are subject to prospective and retroactive changes, and to differing interpretations. This summary does not purport to address all federal income tax consequences that may be relevant to particular investors, and does not take into account the specific circumstances of any particular investors, some of which (such as tax-exempt entities, banks and financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker dealers, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, investors liable for alternative minimum tax, investors that own or are treated as owning 10% or more of our ordinary shares, investors that hold ordinary shares as part of a straddle, hedge, conversion transaction or other integrated transaction, U.S. expatriates and investors whose functional currency is not the U.S. dollar) may be subject to special tax rules. This summary does not address any aspect of United States federal gift or estate tax or state, local or foreign tax laws.

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

Taxation of U.S. Holders

Distributions on Ordinary Shares. Subject to the discussion in “Passive Foreign Investment Companies” below, distributions made by us with respect to ordinary shares generally will constitute dividends for federal income tax purposes and will be taxable to a U.S. Holder as a dividend to the extent of our undistributed current or accumulated earnings and profits (as determined for United States federal income tax purposes). Distributions in excess of our current and accumulated earnings and profits will be treated first as a nontaxable return of capital reducing the U.S. Holder’s tax basis in the ordinary shares, thus increasing the amount of any gain (or reducing the amount of any loss) which might be realized by such U.S. Holder upon the sale or exchange of such ordinary shares. Any such distributions in excess of the U.S. Holder’s tax basis in the ordinary shares will be treated as gain from the sale or exchange of our ordinary shares. Dividends paid by us generally will not be eligible for the dividends received deduction available to certain United States corporate shareholders under Code Sections 243 and 245. Subject to the discussion in “Medicare Tax” below, if you are a noncorporate U.S. Holder, dividends paid to you will be treated as “qualified dividend income” and taxable to you at a maximum rate of 20% provided that you hold ordinary shares for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirements.

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

Sale or Exchange of Ordinary Shares.  Subject to the discussion in “Passive Foreign Investment Companies” below, a U.S. Holder of ordinary shares generally will recognize capital gain or loss upon the sale or exchange of the ordinary shares measured by the difference between the amount realized and the U.S. Holder’s tax basis in the ordinary shares. Any such capital gain will be long-term capital gain or loss if the U.S. Holder’s holding period in our ordinary shares is more than one year. Subject to the discussion in “Medicare Tax” below, tax rates for the long-term capital gain to an individual U.S. Holder will be taxable to you at a maximum rate of 20%. Gain or loss will be computed separately for each block of ordinary shares sold (ordinary shares acquired separately at different times and prices). The deductibility of capital losses is restricted and generally may only be used to reduce capital gains to the extent thereof. However, individual taxpayers generally may deduct annually $3,000 of capital losses in excess of their capital gains.

Medicare Tax.  In general, high-income individuals, estates and trusts generally will be subject to a 3.8% Medicare tax (in addition to otherwise applicable federal income tax) on their investment income and gain, with limited exceptions.  You should consult with your tax advisor regarding the effect, if any, of this tax on your ownership and disposition of our ordinary shares.

Passive Foreign Investment Company.  A foreign corporation generally will be treated as a “passive foreign investment company,” or PFIC, if, after applying certain “look-through” rules, either (i) 75% or more of its gross income is passive income or (ii) 50% or more of the average value of its assets is attributable to assets that produce or are held to produce passive income. Passive income for this purpose generally includes dividends, interest, rents, royalties and gains from securities and commodities transactions. The look-through rules require a foreign corporation that owns at least 25%, by value, of the stock of another corporation to treat a proportionate amount of assets and income of the other corporation as held or received directly by such foreign corporation. We must make a separate determination each year as to whether we are a PFIC. As a result, our PFIC status may change. The determination of whether or not we are a PFIC depends on the composition of our income and assets, including goodwill, from time to time.

Based on our income and/or assets, we believe that we were a PFIC from 2008 through 2012.  Since PFIC shares are subject to the PFIC rules even in future years in which we are no longer a PFIC, our ordinary shares will be PFIC shares with respect to any U.S. shareholder that held our ordinary shares in 2008 through 2012. Based on our income and assets, we do not believe that we were a PFIC from 2013 through 2017. However, because the determination of whether we are, or will be, a PFIC for a taxable year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to various interpretations, there is a risk that the Internal Revenue Service may disagree with our determinations regarding our prior or present PFIC status. In addition, depending on future events, we could become a PFIC in future years.

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

The tax liability for amounts under (3) above that is allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses, and gains (but not losses) realized on the sale of the ordinary shares cannot be treated as capital, even if you hold the ordinary shares as capital assets. The portion of any distributions that are not treated as excess distributions are taxable as ordinary income in the current taxable year under the normal tax rules of the Code.

You may not avoid taxation under the rules described above by making a “qualified electing fund” election to include your share of our income on a current basis because we do not presently intend to prepare or provide information necessary to make such election.

Alternatively, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election for stock of a PFIC to elect out of the tax treatment discussed three paragraphs above. If you make a mark-to-market election for the ordinary shares, you will include in income each year an amount equal to the excess, if any, of the fair market value of the ordinary shares as of the close of your taxable year over your adjusted basis in such ordinary shares. You are allowed a deduction for the excess, if any, of the adjusted basis of the ordinary shares over their fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to-market gains on the stock included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ordinary shares, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the ordinary shares, as well as to any loss realized on the actual sale or disposition of the ordinary shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ordinary shares, and any loss in excess of such amount is treated as capital loss. Your basis in the ordinary shares will be adjusted to reflect any such income or loss amounts. The tax rules that apply to distributions by corporations which are not passive foreign investment companies generally would apply to distributions by us.

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

We hold cash and cash equivalents, marketable securities and restricted cash in various currencies, including euro and NIS. Our holdings in the Italian and Spanish PV Plants and in the Netherlands WtE Projects are denominated in euro and our holdings in the Talmei Yosef PV Plant and in Dori Energy are denominated in NIS. The financing we have in connection with our PV Plants and the WtE Projects is denominated in euro and the financing we have in connection with our PV Plants bears interest that is based on EURIBOR rate. Our Debentures and the project finance debt of the Talmei Yosef PV Plant are denominated in NIS and are to be repaid (principal and interest) in NIS.

Inflation and Fluctuation of Currencies

The goal of our forward and swap transactions set forth below is to limit the impact of exchange rate and interest rate fluctuations on our statements of financial position. We do not hold derivative financial instruments for trading purposes. Nevertheless, under IFRS, we are required to treat our forward and swap transactions as though they were speculative investments. As a result, we are required to value these hedge positions at the end of each fiscal period and record a gain or loss equal to the difference in their market value from the last statements of financial position date. Accordingly, these differences could result in significant fluctuations in our reported net income. Following the change of presentation currency to the euro effective as of December 31, 2017 as explained below, we closed a significant portion of our euro/US$ forward contracts, as further detailed below.

Until December 31, 2017, our presentation currency was the U.S. dollar, while the functional currency of us and a majority of our subsidiaries is the euro. This difference exposed our statements of financial position to the effects of presentation currency translation adjustments. In order to manage this foreign exchange exposure we previously executed several forward transactions, some of which were still in effect as of December 31, 2017, as follows: we entered into forward euro/USD contracts with an aggregate euro denominated principal of €32.5 million, with a weighted average rate of approximately 1.25 USD/EUR and expiration dates in October 2017 and January 2019. In November 2016, we closed such euro/USD forward positions with an accumulated profit of approximately €4 million. The cash proceeds of these transactions were received during 2017. During 2016 and early 2017, we entered into new euro/USD forward positions with an aggregate euro denominated principal of €30 million, with a weighted average rate of approximately 1.18 USD/EUR and expiration dates in November 2021-February 2022. In December 2017, we closed a contract with an aggregate euro denominated principal of €5 million and recorded a loss of approximately €0.5 million. For more information see “Item 5.A: Impact of Inflation and Fluctuation of Currencies.”

In order to manage the currency risk resulting from the Series B Debentures, which are denominated in NIS, we executed currency swap transactions in April 2017. We exchanged Series B Debentures NIS denominated notional principal in the aggregate amount of NIS 83.232 million with a euro notional principal (currency swap transactions). Such currency swap transactions qualify for hedge accounting.

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

In order to manage and limit the interest-rate risk resulting from financing secured or about to be secured from local financing institutions in Italy for our PV operations, we executed the following swap transactions as of December 31, 2017:

A euro 5.5 million interest swap transaction with a decreasing notional principle amount based on the amortization table. The final maturity date of the interest swap transaction is September 7,  2027, amortized semi-annually (euro 250,000) each March 7th  and September 7th, whereby we are the fixed rate payer (the fixed rate is set at 0.56%) and the financing institute is the floating rate payer.

A euro 10 million interest swap transaction with a decreasing notional principle amount based on the amortization table. The final maturity date of the interest swap transaction is April 3, 2028, amortized quarterly (euro 149,253.73) each October 3rd, January 3rd, April 3rd and July 3rd, whereby we are the fixed rate payer (the fixed rate is set at 0.475%) and the financing institute is the floating rate payer.

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

Sensitivity Analysis

A change as at December 31 in the exchange rates of the following Euro against the USD, as indicated below would have increased (decreased) equity by the amounts shown below (after tax). This analysis is based on foreign currency exchange rate that we consider to be reasonably possible at the end of the reporting period. The analysis assumes that all other variables, in particular interest rates, remain constant.

	December 31, 2017
	Increase	Decrease
	Equity	Equity
	€ thousands
Change in the exchange rate of:
5% in the USD	761	(761)
5% in NIS	(312)	312

	December 31, 2016
	Increase	Decrease
	Equity	Equity
	€ thousands
Change in the exchange rate of:
5% in the USD	981	(981)
5% in NIS	(256)	256

A change in interest rate would have increased (decreased) profit or loss by the amounts shown below:

	December 31,
	2017	2016
	Profit or loss	Profit or loss
	€ in thousands
Increase of 1%	804	864
Increase of 3%	2,473	2,587
Decrease of 1%	(863)	(857)
Decrease of 3%	(2,532)	(2,581)

For more information see Note 21E to our annual financial statements included elsewhere in this Report.

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2017. In making this assessment, our management used the criteria in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission 2013. Our management has excluded the entities that hold the Talmei Yosef Project from its assessment of internal control over financial reporting as of December 31, 2017 because it was first acquired by us during 2017.  Total net assets and net income of Sun Team Group Ltd., or Sun Team Group (currently Ellomay Holdings Talmei Yosef Ltd.) that indirectly wholly-owns the Talmei Yosef Project, which were consolidated in our financial statements included elsewhere in this annual report, represent approximately €39.3 million and €0.2 million, respectively, of the related consolidated financial statement amounts as of, and for the year ended, December 31, 2017. While we are not aware of any deficiencies in the effectiveness of the internal controls of the entities that hold the Talmei Yosef Project, there can be no assurance that there are no deficiencies.

Based on this assessment, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2017, our internal control over financial reporting is effective based on those criteria.

(c) Attestation Report of the Registered Public Accounting Firm

Not Applicable.

(d) Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2017 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16: [Reserved]

ITEM 16A: Audit Committee Financial Expert

Barry Ben Zeev has been designated as the Audit Committee financial expert and was also determined to be “independent” under the applicable SEC and NYSE American LLC regulations.

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

ITEM 16C: Principal Accountant Fees and Services

Fees paid to the Independent Registered Public Accounting Firm

Somekh Chaikin, an independent registered public accounting firm and a member firm of KPMG International, serves as our principal independent registered public accounting firm since December 2011.

The following table sets forth, for each of the years indicated, the aggregate fees paid for professional audit services and other services rendered by our principal independent registered public accounting firms.

	2016	2017
	(euro in thousands)
Audit Fees(1)	105	168
Audit-Related Fees(2)	42	29
Tax Fees(3)	17	112
Total	164	309
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

ITEM 16D: Exemptions from the Listing Standards for Audit Committees

Not Applicable.

ITEM 16E: Purchase of Equity Securities by the Company and Affiliated Purchasers

During 2017, we repurchased our ordinary shares as described in the table below.

Period	(a) Total Numbers of Shares Purchased(1)	(b) Average Price Paid per Share	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares that May Yet Be Purchased Under the Plans or Programs(2)
	(In US$, except share amounts)
February 1 – February 28	1,762	7.8763	1,762	1,523,841
April 1 – April 30	100	7.8	100	1,523,061
Total	1,862		1,862
____________________

(1)
All ordinary shares were repurchased pursuant to the share buyback program approved in May 2015 and were made in open-market transactions. Except as set forth in the table above, we did not repurchase any ordinary shares in any other monthly period during 2017.

(2)
Future repurchases are subject to, among other things, the funds available for repurchase of shares based on the criteria set forth in the Companies Law. For more information see “Item 8.A: Financial Information – Consolidated Statements and Other Financial information,” under the heading “Dividends.”

In May 2015, our Board of Directors approved a $3 million share buyback plan. The authorized repurchases will be made from time to time in the open market on the NYSE American LLC and Tel Aviv Stock Exchange and in privately negotiated transactions. The timing, volume and nature of share repurchases will be at the sole discretion of management and will be dependent on regulatory restrictions, market conditions, the price and availability of our ordinary shares, applicable securities laws and other factors, including compliance with the terms of our Debentures. No assurance can be given that any particular amount of ordinary shares will be repurchased. The buyback program does not obligate us to acquire a specific number of shares in any period, and it may be modified, suspended, extended or discontinued at any time, without prior notice.

ITEM 16F: Change in Registrant’s Certifying Accountants

Not Applicable.

ITEM 16G: Corporate Governance

NYSE American LLC Company Guide and Home Country Laws

Section 110 of the NYSE American LLC Company Guide provides that the NYSE American LLC will consider the laws, customs and practices of an issuer’s country of domicile, to the extent not contrary to the federal securities laws, regarding such matters as: (i) the election and composition of the board of directors; (ii) the issuance of quarterly earnings statements; (iii) shareholder approval requirements; and (iv) quorum requirements for shareholder meetings. If we wish to seek relief under these provisions we are required to provide written certification from independent local counsel that the non-complying practice is not prohibited by our home country law.

Our corporate governance practices currently differ from those followed by U.S. companies listed on the NYSE American LLC in connection with the quorum required for shareholders meetings. While the NYSE American LLC Company Guide requires a quorum for shareholder meetings of at least 33-1/3% of our outstanding ordinary shares, our Articles, as permitted by the Companies Law, provide for a quorum of two or more shareholders holding more than 25% of the total voting power attached to our shares and for a quorum of any two shareholders, present in person or by proxy at the subsequent adjourned meeting. For more information concerning the quorum requirements for shareholders meetings and adjourned shareholders meetings see “Item 10.B: Memorandum of Association and Second Amended and Restated Articles.”

In addition, under the Companies Law we may not be required to obtain shareholder approval for certain issuances of shares in excess of 20% of our outstanding shares, as would be required in certain circumstances by the NYSE American LLC Company Guide. At this time, we do not have any intention to enter into any such transaction; however, we may in the future do so and opt to comply with the Companies Law, which may not require shareholder approval. Any such determination to follow the Companies Law’s requirements rather than the standards applicable to U.S. companies listed on NYSE American LLC will be made by us based on the circumstances existing at the time approval is required.

Controlled Company

By virtue of the 2008 Shareholders Agreement, we are a “controlled company” as defined in Section 801 of the NYSE American LLC Company Guide. As a result, we are exempt from certain of the NYSE American LLC corporate governance requirements, including the requirement that a majority of the board of directors be independent, the requirement applicable to the nomination process of directors and the requirements applicable to the determination or recommendation of executive compensation by a committee comprised of independent directors or by a majority of the independent directors. We follow the requirements of the Companies Law with respect to these issues, including the requirement that we appoint two external directors, all as more fully described in “Item 6.B: Compensation” and “Item 6.C: Board Practices.”

If the “controlled company” exemptions would cease to be available to us under the NYSE American LLC Company Guide, we may elect to follow “home country laws” (i.e. Israeli law) instead of some or all of the applicable NYSE American LLC Company Guide requirements as described above.

ITEM 16H: Mine Safety Disclosure

Not Applicable.

PART III

ITEM 17: Financial Statements

Not Applicable.

ITEM 18: Financial Statements

Our Financial Statements are included in pages F-1 – F-81 of this Report.

The Financial statements of Dorad Energy Ltd. are included in pages FD-1 – FD-49 of this Report.

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

4.13	Acquafresca Building Right Agreement (summary of Italian version)(2)*
4.14	D’Angella Building Right Agreement (summary of Italian version)(2)*
4.15	Rinconada II Building Right Agreement (summary of Spanish version)(2)*
4.16	Amendment No. 1 to Management Services Agreement, by and among the Registrant, Kanir Joint Investments (2005) Limited Partnership and Meisaf Blue & White Holdings Ltd., dated June 18, 2013(7)
4.17	Soleco Building Right Agreement (summary of Italian version)(7)*
4.18	Tecnoenergy Building Right Agreement (summary of Italian version)(7)*
4.19	Deed of Trust between the Registrant and Hermetic Trust (1975) Ltd., governing the Company’s Series A Debentures, dated December 30, 2013 (translation of Hebrew version)(7)*
4.20	Rodríguez I Lease Agreements (summary of Spanish version)(3)*

Number	Description
4.21	Rodríguez II Lease Agreements (summary of Spanish version)(3)*
4.22	Fuente Librilla Lease Agreement (summary of Spanish version)(3)*
4.23	Updated Directors and Officers Compensation Policy, adopted July 5, 2016
4.24	Deed of Trust between the Registrant and Hermetic Trust (1975) Ltd., governing the Company’s Series B Debentures, dated March 1, 2017 (translation of Hebrew version)*(8)
4.25	Talmei Yosef Lease Agreement (summary of Hebrew version)*
8	List of Subsidiaries of the Registrant
12.1	Certification of Principal Executive Officer required by Rule 13a-14(a) and Rule 15d-14(a) (Section 302 Certification)
12.2	Certification of Principal Financial Officer required by Rule 13a-14(a) and Rule 15d-14(a) (Section 302 Certification)
13	Certification of Principal Executive Officer and Principal Financial Officer required by Rule 13a-14(b) and Rule 15d-14(b) (Section 906 Certification)
15.1	Consent of Somekh Chaikin, Member Firm of KPMG International, Independent Registered Public Accounting Firm with respect to our financial statements
15.2	Consent of Somekh Chaikin, Member Firm of KPMG International, Independent Registered Public Accounting Firm with respect to the financial statements of Dorad Energy Ltd.
_____________________________________

*	The original language version is on file with the Registrant and is available upon request.

(1)	Previously filed with the Registrant’s Form 20-F for the year ended December 31, 2012 and incorporated by reference herein.
(2)	Previously filed with the Registrant’s Form 20-F for the year ended December 31, 2011 and incorporated by reference herein.
(3)	Previously filed with the Registrant’s Form 20-F for the year ended December 31, 2014 and incorporated by reference herein.
(4)	Included in the Registrant’s Form 6-K dated October 14, 2005 and incorporated by reference herein.
(5)	Included in the Registrant’s Form 6-K dated December 1, 2008 and incorporated by reference herein.
(6)	Previously filed with the Registrant’s Form 20-F for the year ended December 31, 2010 and incorporated by reference herein.
(7)	Previously filed with the Registrant’s Form 20-F for the year ended December 31, 2013 and incorporated by reference herein.
(8)	Previously filed with the Registrant’s Form 20-F for the year ended December 31, 2016 and incorporated by reference herein.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Ellomay Capital Ltd.
By:	/s/ Ran Fridrich
Ran Fridrich
Chief Executive Officer and Director

Dated: March 29, 2018

Ellomay Capital Ltd. and its Subsidiaries

Ellomay Capital Ltd. and its Subsidiaries Consolidated Financial Statements As at December 31, 2017

Ellomay Capital Ltd. and its Subsidiaries

Consolidated Financial Statements as at December 31, 2017

Contents

Ellomay Capital Ltd. and its Subsidiaries

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
 Ellomay Capital Ltd.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Ellomay Capital Ltd. and subsidiaries (the Company) as of December 31, 2017 and 2016, the related consolidated statements of profit or loss and other comprehensive income (loss), changes in equity and cash flows for each of the years in the three‑year period ended December 31, 2017, and the related notes  (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the years in the three‑year period ended December 31, 2017, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Somekh Chaikin

Somekh Chaikin
Certified Public Accountants (Isr.)
Member firm of KPMG International

We have served as the Company’s auditor since 2011.

Tel-Aviv, Israel
March 29, 2018

Ellomay Capital Ltd. and its Subsidiaries

Consolidated Statements of Financial Position

			December 31,
		*2015	*2016	2017	2017
	Note	€ in thousands		Convenience Translation into US$ in thousands (Note 2C)
Assets
Current assets:
Cash and cash equivalents	3	17,194	22,486	23,962	28,700
Marketable securities	4	5,971	972	2,162	2,590
Restricted cash and marketable securities	4	73	15	3,265	3,911
Receivable from concession project	6D	-	-	1,286	1,540
Financial assets	6B	-	-	1,249	1,496
Trade and other receivables	5	7,552	9,487	10,645	12,750
		30,790	32,960	42,569	50,987
Non-current assets
Investment in equity accounted investee	6	31,216	29,273	27,655	33,124
Advances on account of investments	6	-	812	8,825	10,570
Financial assets	6B	4,470	1,265	-	-
Receivable from concession project	6D	-	-	27,725	33,208
Fixed assets	7	72,564	73,274	78,837	94,427
Intangible asset	6D	-	-	5,505	6,594
Restricted cash and deposits	4	4,886	5,134	3,660	4,384
Deferred tax	19	2,610	2,485	1,777	2,128
Long term receivables	5	778	3,261	1,535	1,839
		116,524	115,504	155,519	186,274

Total assets		147,314	148,464	198,088	237,261

Liabilities and Equity
Current liabilities
Current maturities of long term loans	9	1,040	1,094	3,103	3,717
Debentures	12	4,482	4,744	4,644	5,562
Trade payables		799	1,601	1,349	1,616
Other payables	8	2,954	3,119	2,187	2,619
		9,275	10,558	11,283	13,514
Non-current liabilities
Finance lease obligations	10	4,340	4,020	3,690	4,420
Long-term loans	11	11,984	16,961	42,091	50,415
Debentures	12	32,226	29,046	52,987	63,465
Deferred tax	19	756	881	5,982	7,165
Other long-term liabilities	13	2,291	2,627	4,555	5,456
		51,597	53,535	109,305	130,921
Total liabilities		60,872	64,093	120,588	144,435
Equity
Share capital	16	19,980	19,980	19,980	23,931
Share premium		58,331	58,334	58,339	69,876
Treasury shares		(1,711)	(1,722)	(1,736)	(2,079)
Reserves		1,938	2,664	2,357	2,823
Retained earnings (accumulated deficit)		8,148	5,816	(299)	(358)
Total equity attributed to shareholders of the Company		86,686	85,072	78,641	94,193
Non-Controlling Interest		(244)	(701)	(1,141)	(1,367)
Total equity		86,442	84,371	77,500	92,826
Total liabilities and equity		147,314	148,464	198,088	237,261

*Please refer to note 2C for functional and presentation currency.

The accompanying notes are an integral part of the consolidated financial statements.

Ellomay Capital Ltd. and its Subsidiaries

Consolidated Statements of Profit or Loss and Other Comprehensive Income (Loss)

		For the year ended December 31,
		**2015	**2016	2017	2017
	Note	€ in thousands (except per share data)			Convenience Translation into US$ in thousands (Note 2C)

Revenues	18E	12,446	11,632	13,636	16,333
Operating expenses	18B	(2,571)	(2,082)	(2,549)	(3,053)
Depreciation expenses	18B	(4,428)	(4,411)	(4,518)	(5,411)
Gross profit		5,447	5,139	6,569	7,869
Project development costs		*(1,044)	*(2,201)	(2,739)	(3,281)
General and administrative expenses	18C	*(2,328)	*(2,032)	(2,420)	(2,899)
Share of profits of equity accounted investee		2,202	1,375	1,531	1,834
Other income, net	18D	18	90	18	22
Operating Profit		4,295	2,371	2,959	3,545
Financing income	18A	2,061	263	1,333	1,597
Financing income (expenses) in connection with derivatives, net	18A	3,192	636	(3,156)	(3,780)
Financing expenses	18A	(3,177)	(3,333)	(7,405)	(8,869)
Financing income (expenses), net		2,076	(2,434)	(9,228)	(11,052)
Profit (loss) before taxes on income		6,371	(63)	(6,269)	(7,507)
Tax benefit (taxes on income)	19	1,739	(569)	(372)	(447)
Profit (loss) for the year		8,110	(632)	(6,641)	(7,954)
Profit (loss) attributable to:
Owners of the Company		8,340	(209)	(6,115)	(7,324)
Non-controlling interests		(230)	(423)	(526)	(630)
Profit (loss) for the year		8,110	(632)	(6,641)	(7,954)
Other comprehensive income (loss) items that after initial recognition in comprehensive income (loss) were or will be transferred to profit or loss:
Foreign currency translation differences for foreign operations		1,104	692	(359)	(430)

Effective portion of change in fair value of cash flow hedges		-	-	(1,244)	(1,490)
Net change in fair value of cash flow hedges transferred to profit or loss		-	-	1,382	1,655
Total other comprehensive income (loss)		1,104	692	(221)	(265)
Total comprehensive income (loss) for the year		9,214	60	(6,862)	(8,219)

Earnings (loss) per share
Basic earnings (loss) per share	20	0.78	(0.02)	(0.57)	(0.69)
Diluted earnings (loss) per share		0.78	(0.02)	(0.57)	(0.69)

*Reclassified – See note 2
**Please refer to note 2C for functional and presentation currency.

The accompanying notes are an integral part of the consolidated financial statements.

Ellomay Capital Ltd. and its Subsidiaries

Consolidated Statements of Changes in Equity

								Non- controlling	Total
		Attributable to shareholders of the Company						Interests	Equity
		Share premium	Retained earnings (accumulated deficit)	Treasury shares	Translation reserve from foreign operations	Hedging Reserve	Total
	Share capital

	€ in thousands
Balance as at January 1, 2017	19,980	58,334	5,816	(1,722)	2,664	-	85,072	(701)	84,371
Loss for the year	-	-	(6,115)	-	-	-	(6,115)	(526)	(6,641)
Other comprehensive loss for the year	-	-	-	-	(445)	138	(307)	86	(221)
Total comprehensive loss for the year	-	-	(6,115)	-	(445)	138	(6,422)	(440)	(6,862)
Transactions with owners of the Company, recognized directly in equity:
Own shares acquired	-	-	-	(14)	-	-	(14)	-	(14)
Share-based payments	-	5	-	-	-	-	5	-	5
Balance as at December 31, 2017	19,980	58,339	(299)	(1,736)	2,219	138	78,641	(1,141)	77,500

Balance as at January 1, 2016*	19,980	58,331	8,148	(1,711)	1,938	-	86,686	(244)	86,442
Loss for the year	-	-	(209)	-	-	-	(209)	(423)	(632)
Other comprehensive loss for the year	-	-	-	-	726	-	726	(34)	692
Total comprehensive loss for the year	-	-	(209)	-	726	-	517	(457)	60
Transactions with owners of the Company, recognized directly in equity:
Dividends to owners	-	-	(2,123)	-	-	-	(2,123)	-	(2,123)
Own shares acquired	-	-	-	(11)	-	-	(11)	-	(11)
Share-based payments	-	3	-	-	-	-	3	-	3
Balance as at December 31, 2016	19,980	58,334	5,816	(1,722)	2,664	-	85,072	(701)	84,371

Balance as at January 1, 2015*	19,608	57,625	(192)	(404)	829	-	77,466	13	77,479
Profit for the year	-	-	8,340	-	-	-	8,340	(230)	8,110
Acquisition of subsidiary	-	-	-	-	-	-	-	(22)	(22)
Other comprehensive loss for the year	-	-	-	-	1,109	-	1,109	(5)	1,104
Total comprehensive loss for the year	-	-	8,340	-	1,109	-	9,449	(257)	9,192
Exercise of share options and warrants	372	699	-	-	-	-	1,071	-	1,071
Own shares acquired	-	-	-	(1,307)	-	-	(1,307)	-	(1,307)
Share-based payments	-	7	-	-	-	-	7	-	7
Balance as at December 31, 2015	19,980	58,331	8,148	(1,711)	1,938	-	86,686	(244)	86,442

*Please refer to note 2C for functional and presentation currency.

Ellomay Capital Ltd. and its Subsidiaries

Consolidated Statements of Changes in Equity

								Non- controlling	Total
		Attributable to shareholders of the Company						Interests	Equity

					Translation
	Share	Share	Retained earnings (accumulated	Treasury	reserve from foreign	Hedging
	capital	premium	deficit)	shares	operations	Reserve	Total
	US$ in thousands
	Convenience translation into US$ (Note 2C)
Balance as at January 1, 2017	23,931	69,870	6,966	(2,063)	3,191	-	101,895	(840)	101,055
Loss for the year			(7,324)				(7,324)	(630)	(7,954)
Other comprehensive loss for the year	-	-	-	-	(533)	165	(368)	103	(265)
Total comprehensive loss for the year	-	-	(7,324)	-	(533)	165	(7,692)	(527)	(8,219)
Transactions with owners of the Company, recognized directly in equity:
Own shares acquired	-	-	-	(16)	-	-	(16)	-	(16)
Share-based payments	-	6	-	-	-	-	6	-	6
Balance as at December 31, 2017	23,931	69,876	(358)	(2,079)	2,658	165	94,193	(1,367)	92,826

The accompanying notes are an integral part of the consolidated financial statements.

Ellomay Capital Ltd. and its Subsidiaries

Consolidated Statements of Cash Flows

	For the year ended December 31
	*2015	*2016	2017	2017
	€ in thousands			Convenience Translation into US$ in thousands (Note 2C)
Cash flows from operating activities

Profit (loss) for the year	8,110	(632)	(6,641)	(7,954)

Adjustments for:

Net Financing expenses (income)	(2,076)	2,434	9,228	11,052
Depreciation	4,428	4,411	4,518	5,411
Share-based payment transactions	7	3	5	6
Share of profits of equity accounted investees	(2,202)	(1,375)	(1,531)	(1,834)
Payment of interest on loan from an equity accounted investee	-	4,646	407	487
Change in trade receivables and other receivables	615	(1,771)	2,012	2,410
Change in other assets	(2,972)	(1,087)	126	151
Change in receivable from concessions project	-	-	(84)	(101)
Change in accrued severance pay, net	1	(16)	2	2
Change in trade payables	(214)	802	(258)	(309)
Change in other payables	3,554	2,148	(2,655)	(3,180)
Income tax expense (tax benefit)	(1,739)	569	372	447

Income taxes paid	(218)	(54)	(42)	(50)
Interest received	197	224	505	605
Interest paid	(2,816)	(2,985)	(3,659)	(4,383)
	(3,435)	7,949	8,946	10,714

Net cash from operating activities	4,675	7,317	2,305	2,760

*Please refer to note 2C for functional and presentation currency.

The accompanying notes are an integral part of the consolidated financial statements.

Ellomay Capital Ltd. and its Subsidiaries

Consolidated Statements of Cash Flows

	For the year ended December 31,
	*2015	*2016	2017	2017
	€ in thousands			Convenience Translation into US$ in thousands (Note 2C)
Cash flows from investing activities:

Acquisition of fixed assets	-	(5,122)	(7,576)	(9,074)
Acquisition of subsidiary, net of cash acquired (see Note 6C and Note 6D)	-	-	(9,851)	(11,799)
Investment in equity accounted investee	(6,646)	(812)	-	-
Advances on account of investments	-	(710)	(8,000)	(9,582)
Repayment of loan from an equity accounted investee	-	2,388	-	-
Decrease in deposits, net	3,276	-	-	-
Acquisition of marketable securities	(2,531)	(923)	(6,677)	(7,997)
Proceeds from marketable securities	-	5,814	1,277	1,530
Proceeds from settlement of derivatives, net	1,844	-	620	742
Decrease (increase) in restricted cash, net	(83)	(56)	3,225	3,863
Loans to others	-	-	(361)	(432)

Net cash from (used in) investing activities	(4,140)	579	(27,343)	(32,749)

Cash flows from financing activities:

Acquisition of non-controlling interests	(775)	-	-	-
Dividends paid	-	(2,123)	-	-
Repayment of long-term loans and finance lease obligations	(921)	(1,089)	(2,224)	(2,664)
Repayment of Debentures	(4,717)	(4,954)	(4,842)	(5,800)
Proceeds from exercise of share options and warrants	1,071	-	-	-
Repurchase of own shares	(1,307)	(11)	(14)	(17)
Proceeds from long term loans	10,447	5,726	5,575	6,677
Proceeds from issuance of debentures, net	-	-	31,175	37,340
Net cash from (used in) financing activities	3,798	(2,451)	29,670	35,536

Effect of exchange rate fluctuations on cash and cash equivalents	(111)	(153)	(3,156)	(3,780)

Increase in cash and cash equivalents	4,222	5,292	1,476	1,767
Cash and cash equivalents at the beginning of year	12,972	17,194	22,486	26,933

Cash and cash equivalents at the end of the year	17,194	22,486	23,962	28,700

*Please refer to note 2C for functional and presentation currency.

The accompanying notes are an integral part of the consolidated financial statements.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2017

Note 1 – General

A.
Ellomay Capital Ltd. (hereinafter - the "Company"), is an Israeli Company operating in the business of renewable energy and power, and its operations currently mainly include the production of renewable and clean energy. The Company owns seventeen photovoltaic plants (each, a “PV Plant” and, together, the “PV Plants”) that are connected to their respective national grids and operating as follows: (i) twelve photovoltaic plants in Italy with an aggregate installed capacity of approximately 22.6 MWp, (ii) four photovoltaic plants in Spain with an aggregate installed capacity of approximately 7.9 MWp and (iii) one photovoltaic plant in Israel with an aggregate installed capacity of approximately 9 MWp. In addition, the Company indirectly owns 9.375% of Dorad Energy Ltd. (hereinafter - “Dorad”), 75% of Chashgal Elyon Ltd., Agira Sheuva Electra, L.P. and Ellomay Pumped Storage (2014) Ltd., all of which are involved in a project to construct a 156 MW pumped storage hydro power plant in the Manara Cliff, Israel and 51% of Groen Gas Goor B.V. and of Groen Gas Oude-Tonge B.V., project companies developing anaerobic digestion plants with a green gas production capacity of approximately 375 Nm3/h, in Goor, the Netherlands and 475 Nm3/h, in Oude Tonge, the Netherlands, respectively.

The ordinary shares of the Company are listed on the NYSE American and on the Tel Aviv Stock Exchange (under the symbol “ELLO”). The address of the Company’s registered office is 9 Rothschild Blvd., Tel Aviv, Israel.

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

Related party - Within its meaning in IAS 24 (2009), "Related Party Disclosures".

Unless otherwise noted, all references to “€,” “Euro” or “EUR” are to the legal currency of the European Union, all references to “US dollar,” “dollars” and “$” are to United States dollars, and all references to "NIS" are to New Israeli Shekels.

Note 2 – Significant Accounting Policies

A.	Basis of preparation of the financial statements

1.
The consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board. The operating cycle of the Company is one year.

The consolidated financial statements were authorized for issue on March 29, 2018 by the Company’s Board of Directors.

2.	Consistent accounting policies The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2017

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

Assessment of probability of contingent liabilities:

Whether it is more likely than not that an outflow of economic resources will be required in respect of legal claims pending against the Company and its investees. See Note 14 regarding taxes on income.

Business combination:

Fair value of assets and liabilities acquired in a business combination. See Note 6 regarding subsidiaries.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2017

Note 2 – Significant Accounting Policies (cont’d)

C.	Functional and presentation currency

These consolidated financial statements are presented in euro, which is the Company’s functional currency, and have been rounded to the nearest thousand, except when otherwise indicated.

The functional currency is examined for the Company and for each of the subsidiaries separately. Items included in the financial statements of each of the Company’s subsidiaries and investee are measured using their functional currency. The euro is the currency that represents the principal economic environment in which the Company operates.

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

Notes to the Consolidated Financial Statements as at December 31, 2017

Note 2 – Significant Accounting Policies (cont’d)

C.	Functional and presentation currency (cont'd)

Change in Presentation Currency-

Effective December 31, 2017, the Company changed its presentation currency from the United States dollar to the euro. The Company ceased using the U.S. dollar as its presentation currency to assist investors to evaluate its financial results as the Company’s functional currency is the euro and a substantial portion of its assets, revenues and liabilities is denominated in euro.

Furthermore, the change is expected to reduce the impact of the volatility of the euro/USD exchange rate on the Company’s operating results. The consolidated financial statements for all prior years presented have been translated into euro. Assets and liabilities have been translated using period end exchange rates, equity transactions have been translated using the exchange rate in effect on the date of the specific transaction or the average exchange rate during the respective period, and revenues, expenses, gains, losses, and cash flow amounts have been translated into the presentation currency using the average exchange rate during the respective period.  For the convenience of the reader, the reported Euro figures as of December 31, 2017 and for the year then ended, have been presented in dollars, translated at the representative rate of exchange as of December 31, 2017 (Euro 0.835 = US$ 1.00). The dollar amounts presented in these financial statements should not be construed as representing amounts that are receivable or payable in dollars or convertible into dollars, unless otherwise indicated.

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

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2017

Note 2 – Significant Accounting Policies (cont’d)

D.	Basis of consolidation and equity method accounting (cont'd)

3.	Investment in associates and joint ventures (equity accounted investees) (cont’d)

When the Company increases its interest in an equity accounted investee while retaining significant influence, it implements the acquisition method only with respect to the additional interest obtained whereas the previous interest remains the same. When the Company’s share of losses exceeds its interest in an equity accounted investee, the carrying amount of that interest, including any long-term interests that form a part thereof, is reduced to zero. When the Company’s share of long-term interests that form a part of the investment in the investee is different from its share in the investee’s equity, the Company continues to recognize its share of the investee’s losses, after the equity investment was reduced to zero, according to its economic interest in the long-term interests. The recognition of further losses is discontinued except to the extent that the Company has an obligation or has made payments on behalf of the investee.

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

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2017

Note 2 - Significant Accounting Policies (cont’d)

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

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2017

Note 2 - Significant Accounting Policies (cont’d)

G.	Fixed assets

1.	Recognition and measurement

Fixed assets items are measured at cost less accumulated depreciation and accumulated impairment losses.  Cost includes expenditures that are directly attributable to the acquisition of the fixed asset. The cost of self-constructed assets includes the cost of materials and direct labor, any other costs directly attributable to bringing the assets to a working condition for their intended use, an estimate of the costs of dismantling and removing the items and restoring the site on which they are located (when the Company has an obligation to dismantle and remove the asset or to restore the site), and capitalized borrowing costs. Project licenses are included in the cost of photovoltaic plants.

Specific and non-specific borrowing costs are capitalized to qualifying assets throughout the period required for completion and construction until they are ready for their intended use. Non-specific borrowing costs are capitalized in the same manner to the same investment in qualifying assets, or portion thereof, which was not financed with specific credit by means of a rate which is the weighted-average cost of the credit sources that were not specifically capitalized. Other borrowing costs are expensed as incurred.

The costs of replacing part of a fixed asset item and other subsequent expenses are capitalized if it is probable that the future economic benefits associated with them will flow to the Company and their cost can be measured reliably. The carrying amount of the replaced part of a fixed asset item is derecognized. The costs of day-to-day servicing are recognized in profit or loss as incurred.

Gains and losses on disposal of a fixed asset item are determined by comparing the net proceeds from disposal with the carrying amount of the asset, and are recognized in profit or loss.

2.	Depreciation

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

The estimated useful lives are as follows:

	%	Mainly %
Office furniture and equipment	6-33	33
Photovoltaic plants in Spain	4	4
Photovoltaic plants in Italy	5	5
Anaerobic digestion plants in the Netherlands	8	8
Leasehold improvements	Over the shorter of the lease period or the life of the asset	7

The estimated useful life of the project licenses of photovoltaic plants that are carried at cost is 20 years for the Company’s Italian subsidiaries and 25 years for the Company’s Spanish subsidiaries. The estimated useful life of the project licenses of anaerobic digestion plants that are carried at cost is 12 years. The fixed assets' residual values, useful lives and methods of depreciation are reviewed at each financial year-end and adjusted if appropriate.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2017

Note 2 - Significant Accounting Policies (cont’d)

H.	Financial instruments

Non-derivative Financial assets:

The Company's financial assets include cash and cash equivalents, marketable securities, restricted cash, trade receivables, loan to an equity accounted investee, service concession receivables and other receivables.

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

Transaction costs directly attributable to an expected issuance of an instrument that will be classified as a financial liability are recognized as an asset in the framework of deferred expenses. These transaction costs are deducted from the financial liability upon its initial recognition, or are amortized as financing expenses in the statement of income when the issuance is no longer expected to occur.

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

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2017

Note 2 - Significant Accounting Policies (cont’d)

H.	Financial instruments (cont’d) Hedge accounting:
On initial designation of the hedge, the Company formally documents the relationship between the hedging instruments and hedged items, including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship.

The Company makes an assessment, both at the inception of the hedge relationship as well as on an ongoing basis, as to whether the hedging instruments are expected to be “highly effective” in offsetting the changes in the fair value or cash flows of the respective hedged items during the period for which the hedge is designated, and whether the actual results of each hedge are within a range of 80-125 percent.

Measurement of derivative financial instruments:
Derivatives are recognized initially at fair value; attributable transaction costs are recognized in profit or loss as incurred. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are accounted for as described below.

Cash flow hedges:
Changes in the fair value of the derivative hedging instrument designated as a cash flow hedge are recognized through other comprehensive income directly in a hedging reserve, to the extent that the hedge is effective. To the extent that the hedge is ineffective, changes in fair value are recognized in profit or loss. The amount recognized in the hedging reserve is removed and included in profit or loss in the same period as the hedged cash flows affect profit or loss under the same line item in the statement of income as the hedged item. The amount recognized in the hedging reserve is transferred to profit or loss in the same period that the hedged item affects profit or loss.

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

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2017

Note 2 - Significant Accounting Policies (cont’d)

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

The recoverable amount of an asset is the higher of its fair value less costs of disposal and its value in use. In assessing value in use, the estimated future cash flows are discounted using a pre-tax discount rate that reflects the assessments of market participants regarding the time value of money and the risks specific to the asset. The recoverable amount of an asset that does not generate independent cash flows is determined for the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets (“cash-generating unit”). An impairment loss is recognized if the carrying amount of an asset or cash-generating unit exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss. An impairment loss of an asset, other than goodwill, is reversed only if there have been changes in the estimates used to determine the asset's recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

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

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2017

Note 2 - Significant Accounting Policies (cont’d)

I.	Impairment (cont'd)

Investments in associates (cont'd)

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

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2017

Note 2 - Significant Accounting Policies (cont’d)

K.	Employee benefits (cont'd)

2.	Post-employment benefits (cont’d):

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

Finance leases: leases where the Company assumes substantially all the risks and rewards incident to ownership of the leased asset are classified as Finance leases. Upon initial recognition the leased assets are measured and a liability is recognized at an amount equal to the lower of its fair value and the present value of the minimum lease payments. The lease payments are allocated to each period during the lease term and apportioned between finance expenses and a reduction of the lease obligation. Subsequent to initial recognition, the asset is accounted for in accordance with the accounting policy applicable to that asset.

Other leases are classified as Operating leases: the leased assets are not recognized in the Company’s statement of financial position. Payments made under operating leases are recognized in the statements of comprehensive income (loss) on a straight-line basis over the term of the lease.

Determining whether an arrangement contains a lease At inception or upon reassessment of an arrangement, the Company determines whether such an arrangement is or contains a lease. An arrangement is a lease or contains a lease if the following two criteria are met:

● The fulfillment of the arrangement is dependent on the use of a specific asset or assets; and
● The arrangement contains rights to use the asset.

M.          Revenue recognition

Revenue is measured according to the fair value of the consideration received or receivable for the sale of electricity and gas in the ordinary course of business.

Revenues from the sale of electricity and gas are recognized when the units produced are transferred to the grid at connection points on the basis of a meter reading. Revenues in respect of units produced and transferred to the grid in the period between the most recent meter reading and the date of the statement of financial position, are included based on an estimate.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2017

Note 2 - Significant Accounting Policies (cont’d)

M.	Revenue recognition (cont’d)

Seasonality:
Solar power production has a seasonal cycle due to its dependency on the direct and indirect sunlight and the effect the amount of sunlight has on the output of energy produced. Thus, low radiation levels during the winter months decrease power production.

Service concession arrangements:
Operation or service revenue is recognized in the period in which the services are provided by the Company.

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
•
Differences relating to investments in subsidiaries, joint arrangements and associates, to the extent that the Company is able to control the timing of the reversal of the temporary difference and it is probable that they will not reverse in the foreseeable future, either by way of selling the investment or by way of distributing dividends in respect of the investment.

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

Notes to the Consolidated Financial Statements as at December 31, 2017

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

The Company presents basic and diluted earnings per share (EPS) data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the year, adjusted for treasury shares. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders of the Company and the weighted average number of ordinary shares outstanding, after adjustment for treasury shares, for the effects of all dilutive potential ordinary shares, which comprise share options granted to directors.

P.	Financing income and expenses

Financing income comprises interest income on bank deposits and marketable securities, an increase in the fair value of financial instruments recognized at fair value through profit or loss, gains on hedging instruments that are recognized in profit or loss and exchange rate differences. Interest income is recognized as it accrues. Changes in the fair value of financial assets at fair value through profit or loss also include income from dividends and interest.

Financing expenses comprise bank charges, interest expenses on borrowings and debentures, changes in the fair value of financial assets at fair value through profit or loss, losses on hedging instruments that are recognized in profit or loss. and exchange rate differences.

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

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2017

Note 2 - Significant Accounting Policies (cont’d)

R.	Service concession arrangements

As part of service concession arrangements with Government bodies for the construction and operation of a facility in consideration for fixed and variable payments, the Company recognizes a financial asset commencing from the start of the construction of the facility when it has an unconditional right to receive cash or some other financial asset for the construction services. The financial asset reflects the unconditional payments receivable in the future from the Government body and bears an appropriate rate of interest for risk that is determined based on the risk of the customer. The aforementioned financial assets are stated at fair value upon initial recognition and at amortized cost in subsequent periods.

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

Classification and measurement

The basis of classification for debt instruments is the entity’s business model for managing financial assets and the contractual cash flow characteristics of the financial asset:

•
Debt assets held in  a business model whose objective is to collect contractual cash flows and their contractual terms give rise on specified dates to cash flows representing solely payments of principal and interest will be measured at amortized cost.

•
Debt assets held in  a business model whose objective is to collect contractual cash flows and their contractual terms give rise on specified dates to cash flows representing solely payments of principal and interest will be measured at fair value through other comprehensive income.

•	All other financial debt assets will be measured at fair value through profit or loss.

IFRS 9 (2014) requires that changes in fair value of financial liabilities designated at fair value through profit or loss that are attributable to changes in its credit risk, should usually be recognized in other comprehensive income.

Hedge accounting – general

Under IFRS 9 (2014), additional hedging strategies that are used for risk management may qualify for hedge accounting. IFRS 9 (2014) replaces the present 80%-125% test for determining hedge effectiveness, with the requirement that there be an economic relationship between the hedged item and the hedging instrument, with no quantitative threshold. In addition, IFRS 9 (2014) introduces new models that are alternatives to hedge accounting as regards credit exposures and certain contracts outside the scope of IFRS 9 (2014), sets new principles for accounting for hedging instruments and provides new disclosure requirements. In addition, when an entity first applies this Standard, it may choose as its accounting policy to continue to apply the hedge accounting requirements of IAS 39 instead of the requirements of IFRS 9. An entity shall apply that policy to all of its hedging relationships.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2017

Note 2 - Significant Accounting Policies (cont’d)

S.	Standards issued but not yet effective (cont’d)

Impairment of financial assets

According to IFRS 9 (2014), the Company will be required to apply a new ‘expected credit loss’ model for financial debts not measured at fair value through profit or loss. The new model does not apply to investments in equity instruments. The new model is a “forward looking” model that reflects reasonable supportable information that is available without investing unreasonable costs or efforts, with respect to past events, current circumstances, and forecasts regarding future economic circumstances. The new model presents a dual measurement approach for impairment of debt assets: if the credit risk of a financial asset has not increased significantly since its initial recognition, an impairment provision will be recorded in the amount of the expected credit losses that result from default events that are possible within the twelve months after the reporting date. If the credit risk has increased significantly since initial recognition of the financial debt asset, in most cases the impairment provision will increase and be recorded at the level of lifetime expected credit losses of the financial asset.

Timing and method of initial application:

The Company is planning to adopt IFRS 9 (2014) as from January 1, 2018 without amending the comparative data, but while adjusting balances of retained earnings and other components of equity as at January 1, 2018 (the initial date of application).

The Company has loans to associates that essentially form part of a net investment in an associate. These loans do not have definite payment dates . Such loans are in the scope of the new standard and will be classified on the basis of the Company’s business model for managing the financial assets and also on the basis of the contractual cash flow characteristics of the financial asset. Therefore, such loans that are presently measured at amortized cost will be measured at fair value through profit or loss according to the new standard as their contractual cash flow characteristics do not include solely payments of principal and interest. In the opinion of the Company, the effect of such measurement on the financial statements will be immaterial.

Additionally, regarding to its cash flow hedge (see notes 2H and 12B), the company decided to continue to apply the hedge accounting requirements of IAS 39 instead of the requirements of IFRS 9.

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

The Company plans to apply IFRS 15 as from January 1, 2018 using the cumulative catch-up method. In the opinion of the Company, the effects of applying IFRS 15 on the financial statements will be immaterial.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2017

Note 2 - Significant Accounting Policies (cont’d)

S.	Standards issued but not yet effective (cont’d)

(3).          IFRS 16 International Financial Reporting Standard 16, Leases (hereinafter –  “IFRS 16”)

IFRS 16 replaces IAS 17, Leases and its  related interpretations. IFRS 16’s instructions annul the existing requirement from lessees to classify leases as operating or finance leases. Instead of this, for lessees, the new standard presents a unified model for the accounting treatment of all  leases according to which the lessee has to recognize an asset and liability in respect of the lease in its financial statements.

Nonetheless, IFRS 16 includes two exceptions to the general model whereby a lessee may elect to not apply the requirements for recognizing a right-of-use asset and a liability with respect to short-term leases of up to one year and/or leases where the underlying asset has a low value.

In addition, IFRS 16 permits the lessee to apply the definition of the term “lease” according to one of the following two alternatives consistently for all leases: retrospective application for all the lease agreements, which means reassessing the existence of a lease for each separate contract, or alternatively to apply a practical expedient that permits continuing with the assessment made regarding existence of a lease based on the guidance in IAS 17, Leases, and IFRIC 4, Determining whether an Arrangement contains a Lease, with respect to leases entered into before the date of initial application. Furthermore, the standard determines new and expanded disclosure requirements compared to those required at present.

IFRS 16 is applicable for annual  periods as of January 1, 2019.

IFRS 16 includes various alternative transitional provisions, so that companies can choose between one of the following alternatives at initial application: full retrospective application or recognizing a cumulative effect, which means application (with the possibility of certain practical expedients) as from the mandatory effective date with an adjustment to the balance of retained earnings at that date.

The Company plans to adopt IFRS 16 as from January 1, 2019 using the cumulative effect method, with an adjustment to the balance of retained earnings as at January 1, 2019.

The standard’s instructions are expected to affect the accounting treatment of leases of real estate. In the opinion of the Company, the standard will have an effect on the financial statements with respect to the following matters:

• An increase in non-current assets and financial liabilities.
• A change in principal financial ratios such as: an increase in the leverage ratio, a decrease in the interest coverage ratio and a decrease in the current ratio.
• An increase in operating profit and financing expenses.
• An increase in cash flow from operating activities and a decrease in cash flow from financing activities.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2017

Note 2 - Significant Accounting Policies (cont’d)

S.	Standards issued but not yet effective (cont’d)

(3).          IFRS 16 International Financial Reporting Standard 16, Leases (hereinafter – “IFRS 16”) (cont’d)

It is noted that the information presented in this note regarding the effect of the standard’s initial application constitutes an initial assessment by the Company, and therefore the matters listed hereunder represent those matters that were identified by the Company before the date of issuing the financial statements as possibly requiring updating as progress is made in examining the effects of the standard’s application. Furthermore, the Company is examining the expected effects of the standard’s application and at this time is unable to reliably estimate the quantitative effect on its financial statements.

                (4).          IFRIC 23, Uncertainty Over Income Tax Treatments (hereinafter – “IFRIC 23”)

IFRIC 23 clarifies how to apply the recognition and measurement requirements of IAS 12 for uncertainties in income taxes. According to IFRIC 23, when determining the taxable profit (loss), tax bases, unused tax losses, unused tax credits and tax rates when there is uncertainty over income tax treatments, the entity should assess whether it is probable that the tax authority will accept its tax position. Insofar as it is probable that the tax authority will accept the entity’s tax position, the entity will recognize the tax effects on the financial statements according to that tax position. On the other hand, if it is not probable that the tax authority will accept the entity’s tax position, the entity is required to reflect the uncertainty in its accounts by using one of the following methods: the most likely outcome or the expected value. IFRIC 23 clarifies that when the entity examines whether or not it is probable that the tax authority will accept the entity’s position, it is assumed that the tax authority with the right to examine any amounts reported to it will examine those amounts and that it has full knowledge of all relevant information when doing so. Furthermore, according to IFRIC 23 an entity has to consider changes in circumstances and new information that may change its assessment. IFRIC 23 also emphasizes the need to provide disclosures of the judgments and assumptions made by the entity regarding uncertain tax positions.

IFRIC 23 is effective for annual reporting periods beginning on or after January 1, 2019. Earlier application is permitted. The interpretation includes two alternatives for applying the transitional provisions, so that companies can choose between retrospective application or prospective application as from the first reporting period in which the entity initially applied the interpretation. In the opinion of the Company, the effects of applying IFRIC 23 on the financial statements will be immaterial.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2017

Note 2 - Significant Accounting Policies (cont’d)

T.	Change in classification

During the current year, the Company changed the income statement classification of expenses related to project development from general and administrative expenses to project development costs to reflect more appropriately their nature and the way in which economic benefits are expected to be derived from the use of such costs.

Comparative amounts were reclassified for consistency, which resulted in €2,201 thousand and €1,044 thousand being reclassified from general and administrative expenses to project development costs in 2016 and 2015, respectively. This reclassification did not have any effect on the profit (loss) for these years.

Note 3 - Cash and Cash Equivalents

	December 31
	2017	2016
	€ in thousands
Cash	11,729	11,243
On Call deposits (*)	12,333	11,243
	23,962	22,486

(*)	The annual interest rate for deposits as of December 31, 2017 is 1.5% (0.75%-1.25% as of December 31, 2016).

The Company’s exposure to credit and currency risks is disclosed in Note 21.

Note 4 - Restricted Cash, Deposits and Marketable Securities

	December 31
	2017	2016
	€ in thousands
Marketable securities (1)	2,162	972
Short-term restricted cash (2)	15	15
Restricted marketable securities (3)	3,250	-
Long-term restricted non-interest bearing bank deposits (4)	1,458	1,089
Restricted cash, long-term bank deposits (5)	2,202	4,045
Long-term restricted cash and deposits	3,660	5,134

(1)
During 2016 and 2017, the  Company invested in a traded Corporate Bond (rated Baa3 by Moody's) with a coupon rate of 3.389% and a maturity date of December 30, 2018. During 2017, the Company invested in a traded Corporate Bond (rated Baa3 by Moody's) with a coupon rate of 4.435% and a maturity date of December 30, 2020 and in 5.8% WACHOVIA Fixed Interest Float.

(2)	Current accounts and bank deposits securing short term obligations.
(3)	Marketable securities securing the Company's Forward contracts.
(4)	Deposits used to secure obligations towards the land owners and to secure obligations under financial leasing agreements and loan agreements (see Notes 10 and 11).
(5)
Bank deposits securing the Company's swap and Forward contracts. The annual interest rate as of December 31, 2016 was 0.35% - 0.4%. During 2017 the deposits were released due to the closing of the said swap and Forward contracts.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2017

Note 5 - Trade and Other Receivables and Assets

	December 31
	2017	2016
	€ in thousands
Current Assets - Other receivables :
Government authorities	2,306	2,213
Income receivable	3,436	2,753
Interest receivable	153	38
Current tax	48	173
Current Maturities of loan to an equity accounted investee	3,165	1,236
Trade receivable	407	329
Forward contracts (1)	580	2,028
Prepaid expenses and other	550	717
	10,645	9,487
Non-current Assets - Long term receivables:
Advance tax payment	1,078	903
Forward contracts (1)	12	2,227
Annual rent deposits	30	35
Other	415	96
	1,535	3,261

(1)
In November 2016, the Company closed euro/USD forward contracts with an accumulated profit of approximately €4,255 thousand (approximately $4,474). Proceeds of approximately €2,647 were received during 2017 and the remaining proceeds of approximately  €1,100 thousand (approximately $1,300) are expected to be received between May 2018 and March 2019 (depending on the relevant dates of the forward positions). In December 2017, the Company closed euro/USD forward contracts with an accumulated loss of approximately €497 thousand (approximately $597).

Note 6 - Investee Companies and other investments

A.	Equity accounted investees

U. Dori Energy Infrastructures Ltd. (“Dori Energy”) –

On November 25, 2010, the Company through its wholly owned subsidiary, Ellomay Clean Energy Ltd. ("Ellomay Energy") entered into an Investment Agreement (the "Dori Investment Agreement") with Dori Group Ltd. ("Dori Group") (currently Amos Luzon Entrepreneurship and Energy Group Ltd. – “Luzon Group”), and Dori Energy, with respect to an investment in Dori Energy. Dori Energy holds 18.75% of the share capital of Dorad Energy Ltd. ("Dorad"), which owns an approximate 850 MWp bi-fuel operated power plant in the vicinity of Ashkelon, Israel (the "Dorad Power Plant"). On January 27, 2011 (the “Dori Closing Date”), Ellomay Energy invested a total amount of NIS 50,000 thousand (approximately € 9,964 thousand) in Dori Energy, and received 40% in Dori Energy's share capital (the "Dori Investment").

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

Notes to the Consolidated Financial Statements as at December 31, 2017

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

On May 12, 2014, Dorad was issued production licenses for 20 years and a supply license for one year and, on May 19, 2014, Dorad began commercial operation of the power plant. In July 2015, Dorad was issued a long term supply license that will expire on May 11, 2034.

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

The total consideration of the Dori Investment Agreement was allocated to the option to acquire additional shares of Dori Energy based on its estimated fair value as at the Dori Closing Date, in the amount of €70 thousand and to the 40% in Dori Energy’s capital shares in the amount of €9,825 thousand (including capitalized expenses in the amount of approximately €69 thousand).

In April 2015, the Company provided a notice of exercise of the first option to acquire additional share capital of Dori Energy. Following the exercise of this first option, the Company’s holdings in Dori Energy increased from 40% to 49% and the Company’s indirect ownership of Dorad increased from 7.5% to 9.1875%. The aggregate amount paid by the Company in connection with the exercise of the first option amounted to approximately NIS 28,207 thousand (approximately €6,468 thousand) and includes the exercise price of NIS 21,600 thousand (approximately €4,953 thousand) and the amount of approximately NIS 6,607 thousand (approximately €1,515 thousand) required in order to realign the shareholders loans provided to Dori Energy by its shareholders with the new ownership structure.

The Company determined the fair value of the acquired assets and liabilities and allocated the consideration mostly, to customers’ contracts and goodwill.

In May 2016, the Company exercised the second option to acquire additional share capital of Dori Energy. Following the exercise of this option, the Company’s holdings in Dori Energy increased from 49% to 50% and the Company’s indirect ownership of Dorad increased from 9.1875% to 9.375%. The aggregate amount paid by the Company in connection with the exercise of the second option amounted to approximately NIS 2,800 thousand (approximately €657 thousand), including approximately NIS 400 thousand (approximately €9 thousand) required in order to realign the shareholders loans provided to Dori Energy by its shareholders with the new ownership structure. The Company determined the fair value of the acquired assets and liabilities and allocated the consideration to customers’ contracts.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2017

Note 6 - Investee Companies and other investments (cont'd)

A.	Equity accounted investees (cont'd)

As of December 31, 2017, subordinated shareholder loans granted by the Company to Dori Energy (including amounts extended in connection with the exercise of the first and second options) amount to approximately NIS 54,088 thousand (approximately €13,025 thousand). The shareholder loans are linked to the Israeli CPI and bear an annual interest rate that is 3% higher than the interest Dorad is committed to pay to Dorad's financing consortium during the financial period in respect of the "senior debt" (5.5% as of December 31, 2017).

During July 2016, in connection with the repayment by Dorad of interest and principal on account of shareholders loans in the aggregate amount of approximately NIS 350,000 thousand (approximately €82,000 thousand), the Company received an  amount of approximately NIS 30,000 thousand (approximately €7,030 thousand). During January 2017, in connection with the repayment by Dorad of interest on account of shareholders loans of approximately NIS 50,000 thousand (approximately €12,330 thousand), the Company received an  amount of approximately NIS 1,750 thousand (approximately €407 thousand). During January 2018, in connection with the repayment by Dorad of interest and principal on account of shareholders loans in the aggregate amount of approximately NIS 80,000 thousand (approximately €19,265 thousand), the Company received an amount of approximately NIS 6,950 thousand (approximately €1,670 thousand). The Company recorded this as current maturities of loan to an equity accounted investee.

As of December 31, 2017, Dorad provided, through its shareholders at their proportionate holdings and as required by the financing agreements executed by Dorad, guarantees in favor of the Israeli Public Utilities Authority – Electricity (the “Israeli Electricity Authority”), the Israeli Electric Company and the Israel Natural Gas Lines Ltd. Total performance guarantees provided by Dorad amounted to approximately NIS 163,000 thousand (approximately €39,250 thousand). The Company's indirect share of guarantees Dorad provided through its shareholders is approximately NIS 15,000 thousand (approximately €3,612 thousand). During January 2018, total performance guarantees provided by Dorad increased to approximately NIS 173,000 thousand (approximately €41,660 thousand). As a result of this increase, the Company's indirect share of guarantees Dorad provided through its shareholders is approximately NIS 16,000 thousand (approximately €3,853 thousand).

On December 19, 2016 the Israeli Electricity Authority published a summary decision regarding “Electricity Rates for Customers of IEC in 2016” which in accordance the average production component was reduced by approximately 0.5% as from January 1, 2017 and remained in effect to the end of 2017.

On January 15, 2018 the electricity rate has been changed. According to the decision the overage production component will increase by approximately 6% from January 15, 2018 and will remain in effect to the end of 2018.

The investment in Dori Energy is accounted for under the equity method.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2017

Note 6 - Investee Companies and other investments (cont'd)

A.	Equity accounted investees (cont'd)

Dorad and its shareholders are involved in several legal proceedings as follows:

       Petition to Approve a Derivative Claim filed by Dori Energy

On July 16, 2015, Dori Energy and Dori Energy’s representative on Dorad’s board of directors, Mr. Hemi Raphael , filed a petition (the "Petition"), for approval of a derivative action on behalf of Dorad with the Economic Department of the Tel Aviv-Jaffa District Court. The Petition was filed against Zorlu Enerji Elektrik Uretim A.S, which holds 25% of Dorad (“Zorlu”), Zorlu’s current and past representatives on Dorad’s board of directors and Wood Group Gas Turbines Services Ltd. (“Wood Group”) and several of its affiliates, all together, the Defendants. The petition requested, inter alia, that the court instruct the Defendants to disclose and provide to Dorad documents and information relating to the contractual relationship between Zorlu and Wood Group, which included the transfer of funds from Wood Group to Zorlu in connection with the EPC agreement of the Dorad Power Plant. On January 12, 2016, Dori Energy filed a motion to amend the Petition to add Ori Edelsburg (a director in Dorad) and affiliated companies as additional respondents, to remove Zorlu's representatives and to add several documents which were obtained by Dori Energy, after the Petition had been filed. At a hearing held on April 20, 2016, the request submitted in January 2016 to amend the Dori Energy Petition to add Ori Edelsburg (a director in Dorad) and affiliated companies as additional respondents was approved. On December 27, 2016, an arbitration agreement was executed pursuant to which this proceeding, as well as the two proceedings mentioned below will be arbitrated before Judge (retired) Hila Gerstel. Following the execution of the arbitration agreement, Dori Energy and Mr. Hemi Raphael requested the deletion of the proceeding and the request was approved. A statement of claim was filed by Dori Energy and Mr. Hemi Raphael on behalf of Dorad against Zorlu, Mr. Edelsburg, Edelcom Ltd. (“Edelcom”) and Edeltech Holdings 2006 Ltd. on February 23, 2017 in which they repeated their claims included in the amended Petition and in which they required the arbitrator to obligate the defendants, jointly and severally, to pay an amount of $183,367,953 plus interest and linkage to Dorad. During March 2017, the respondents filed two motions with the arbitrator as follows: (i) to instruct the plaintiffs to resubmit the statement of claim filed in connection with the arbitration proceedings in a form that will be identical to the form of the statement of claim submitted to the court, with the addition of the monetary demand only or, alternatively, to instruct that several sections and exhibits will be deleted from the statement of claim and (ii) to postpone the date for filing their responses by 45 days from the date the motion set forth under (i) is decided upon.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2017

Note 6 - Investee Companies and other investments (cont'd)

A.	Equity accounted investees (cont'd)

The plaintiffs filed their objection to both motions and some of the respondents filed their responses to the objection. In April 2017, the arbitrator rejected the majority of the defendants’ motions that were filed in March 2017. In April 2017, the Defendants filed their statements of defense. Within the said statements of defense, Zorlu attached a third party notice against Dorad, Dori Energy and the Luzon Group, in the framework of which it repeated the claims on which its defense statement was based and claimed, among other claims, that if the plaintiffs’ claim against Zorlu was accepted  and would negate Zorlu’s right receive compensation and profit from its agreement with Dorad and therefore Zorlu should be compensated in the amount of approximately NIS 906.4 million (approximately €218 million). Similarly, also within their statement of defense, Edelcom, Mr. Edelsburg and Edeltech filed a third party notice against Dori Energy claiming for breaches by Dori Energy of the duty to act in good faith in contract negotiations and that any amount ruled will constitute unlawful enrichment. On October 1, 2017, Eilat Ashkelon Infrastructure Services Ltd. (“EAIS”), which holds 37.5% of Dorad’s shares, filed a statement of claim in the arbitration proceedings In its statement of claim, EAIS joins Dori Energy’s and Mr. Raphael’s request as set forth in the statement of claim filed by them in the arbitration proceeding and raises claims that are similar to the claims raised by Dori Energy and Mr. Raphael. In November 2017, Dori Energy and Mr. Raphael filed their responses to the defendants’ statements of defense and in December 2017, Dori Energy, Mr. Raphael and EAIS filed their statements of defense to the third party notices submitted by the defendants. In December 2017, Zorlu filed a request in connection with the Dori Energy statement of claim to the extent it is directed at board members serving on behalf of Zorly and in January 2018 the arbitrator provided its ruling that the legal validity of the actions or inactions of board members of Dorad will be attributed to the entities that are shareholders of Dorad on whose behalf the relevant board member acted and the legal determinations, if any, will be directed only towards the shareholders of Dorad. During January 2018, Mr. Edelsburg, Edelcom and Zorlu filed their statement of defense in connection with the claim filed by EAIS and also filed third party notices against EAIS, Dori Energy and the Luzon Group claiming that EAIS and the Luzon Group enriched themselves at Dorad’s account without providing disclosure to the other shareholders and requesting that, should the position of Dori Energy and EAIS be accepted in the main proceeding, the arbitrator, among other things, obligate EAIS to refund to Doard all of the rent paid to date and determine that Dorad is not required to pay any rent in the future or determine that the rent fees be reduced to their market value and refund Dorad the excess amounts paid by it to EAIS, to determine that the board members that represent EAIS and Dori Energy breached their fiduciary duties towards Dorad and obligate EAIS and Dori Energy to pay the amount of $140 million, plus interest in the amount of $43 million, which is the amount Zorly received for the sale of its rights under the Dorad EPC agreement, and to rule that in connection with the engineering and construction works performed by the Luzon Group, the Luzon Group and Dori Energy are required to refund to Dorad or compensate the defendants in an amount of $24 million, plus interest and linkage and, alternatively, to determine that Mr. Edelsburg, Edelcom and Zorlu are entitled to indemnification from the third parties for the entire amount they will be required to pay. With respect to the said third party notices, the Company estimates (after consulting with legal counsel) that if the main (Derivative) claim is dismissed then the third party notices will be redundant, whereas if the main claim is accepted, it is more likely than not that the third party notices shall be rejected, as they are based on arguments similar to those raised by the defendants in their statements against of defense filed against the main claim. The Company estimates (after consulting with legal counsel), that at this early stage it is not yet possible to assess the outcome of the proceeding.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2017

Note 6 - Investee Companies and other investments (cont'd)

A.	Equity accounted investees (cont'd)

Petition to Approve a Derivative Claim filed by Edelcom

On July 25, 2016, Edelcom Ltd., which holds 18.75% of Dorad (“Edelcom”), filed a petition for approval of a derivative action on behalf of Dorad (the “Edelcom Petition”) against Ellomay Energy, Amos Luzon Entrepreneurship and Energy Group Ltd. (f/k/a U. Dori Group Ltd.), which holds 50% of Dori Energy’s shares (the “Luzon Group”), Dori Energy and Dorad  following a letter delivered to Dorad on February 25, 2016. The Edelcom Petition refers to an entrepreneurship agreement that was signed on November 25, 2010 between Dorad and the Luzon Group, pursuant to which the Luzon Group received payment in the amount of approximately NIS 49.4 million (approximately €11.9 million) in consideration for management and entrepreneurship services. Pursuant to this agreement, the Dori Group undertook to continue holding, directly or indirectly, at least 10% of Dorad’s share capital for a period of 12 months from the date the Dorad Power Plant is handed over to Dorad by the construction contractor. The Edelcom Petition claims that as a consequence of the management rights and the options to acquire additional shares of Dori Energy granted to the Company pursuant to the Dori Investment Agreement, the holdings of the Dori Group in Dorad have fallen below 10% upon execution of the Dori Investment Agreement. The Edelcom Petition therefore claims that Dori Group breached its commitment according to entrepreneurship agreement and requests that a derivative action be approved to recover an amount of NIS 49.4 million, plus linkage and interest from the defendants. The Company estimates (after consulting with legal counsel), that at this early stage it is not yet possible to assess the outcome of the proceeding. As noted above, on December 27, 2016, an arbitration agreement was executed pursuant to which this proceeding, as well as the proceeding mentioned above and below will be arbitrated before Judge (retired) Hila Gerstel and the proceeding before the court was deleted. On February 23, 2017, Edelcom submitted the petition to approve the derivative claim to the arbitrator. For more information see above.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2017

Note 6 - Investee Companies and other investments (cont'd)

A.	Equity accounted investees (cont'd)

Statement of Claim filed by Edelcom

In July 2016, Edelcom filed a statement of claim (the “Edelcom Claim”), with the Tel Aviv District Court against Dori Energy, Ellomay Energy, the Luzon Group, Dorad and the other shareholders of Dorad. In the Edelcom Claim, Edelcom contends that a certain section of the shareholders agreement among Dorad’s shareholders (“the Dorad SHA”), contains several mistakes and does not correctly reflect the agreement of the parties. Edelcom claims that these purported mistakes were used in bad faith by the Luzon Group, Ellomay Energy and Dori Energy during 2010 in connection with the issuance of Dori Energy’s shares to Ellomay Energy and that, in effect, such issuance was allegedly in breach of the restriction placed on Dorad’s shares and the right of first refusal granted to Dorad’s shareholders in the Dorad SHA. The Edelcom Claim requests the court to: (i) issue an order compelling the Luzon Group, Ellomay and Dori Energy to act in accordance with the right of first refusal mechanism included in the Dorad SHA and to offer to the other shareholders of Dorad, including Edelcom, a right of first refusal in connection with 50% of Dori Energy’s shares (which are currently held by Ellomay Energy, a wholly-owned subsidiary of the Company), under the same terms agreed upon by the Luzon Group, Ellomay Energy and Dori Energy in 2010, (ii) issue an order instructing Dorad to delay all payment due to Dori Energy as a shareholder of Dorad, including dividends or repayment of shareholders’ loans, for a period as set forth in the Edelcom Claim, (iii) issue an order instructing Dorad to remove Dori Energy’s representative from Dorad’s board of directors (currently Mr. Hemi Raphael, who also serves on the Company’s Board) and to prohibit his presence and voting at the Dorad board of directors’ meetings, for a period as set forth in the Edelcom Claim, and (iv) grant any other orders as the court may deem appropriate under the circumstances. As noted above, on December 27, 2016, an arbitration agreement was executed pursuant to which this proceeding, as well as the two proceeding mentioned above, will be arbitrated before Judge (retired) Hila Gerstel and the proceeding before the court was deleted. On February 23, 2017, Edelcom submitted the statement of claim to the arbitrator. For more information see above. The Company estimates (after consulting with legal counsel), that at this early stage it is not yet possible to assess the outcome of the proceeding.

Opening Motion filed by Edelcom

On December 8, 2016, Edelcom filed an opening motion with the Economic Department of the Tel Aviv-Yaffo District Court against the Luzon Group, Dori Energy and Dorad (“the Opening Motion”). The Opening Motion was filed shortly after the publication in Israel of a prospectus by the Luzon Group for the issuance of debentures to the Israeli public, proposed to be secured, among other securities, by a pledge on Dori Energy’s shares that are held by the Luzon Group (representing a 50% ownership percentage in Dori Energy, with us, indirectly, holding the remaining 50%).

In the Opening Motion, Edelcom requests the court to declare that: (a) the creation of a lien on Dori Energy’s shares held by the Luzon Group triggers the right of first refusal mechanism included in the Dorad SHA, (b) that the Luzon Group and/or Dori Energy are obligated to act in accordance with such right of first refusal and enable the shareholders of Dorad to acquire all of Luzon Group’s holdings in Dori Energy or, indirectly, in Dorad, for a consideration of NIS 70 million less the value of other securities provided to the debenture holders or, alternatively, for an amount to be determined by an economic expert appointed by the court, and (c) to determine that Edelcom’s notice of exercise of its right of first refusal, obligates the Luzon Group and/or Dori Energy.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2017

Note 6 - Investee Companies and other investments (cont'd)

A.	Equity accounted investees (cont'd)

During January 2017, Edelcom filed a request to amend the Opening Motion to request the court to also examine the issuance of shares of Dori Energy to Ellomay Energy in 2010 as, based on Edelcom’s position, the pledging of Dori Energy’s shares by the Luzon Group finalized the disposition of all of the Luzon Group’s shares in Dori Energy to third parties and therefore Edelcom claims that the right of first refusal included in the Dorad SHA is available to Edelcom. During January 2017 the Luzon Group filed its response to the Opening Motion and a request to schedule an urgent hearing. Thereafter, the Luzon Group filed its objection to Edelcom’s request to amend the Opening Motion claiming that Edelcom did not disclose the relevant sections of the Dorad SHA and the request to amend the Opening Motion does not comply with the applicable law regarding amending court claims. During January 2017, after the Luzon Group amended its prospectus to reflect the issuance of unsecured debentures, Edelcom filed a motion to stop the Opening Motion as Edelcom claimed it was no longer relevant. The Luzon Group requested the court to either rule that Edelcom’s request to stop the Opening Motion permits the creation of the lien on the Luzon Group’s shares of Dori Energy or, to the extent Edelcom has not changed its claims, the request to stop the Opening Motion should be rejected and the case ruled on by the court as soon as possible in order to enable the Luzon Group to provide a pledge on its shares of Dori Energy to its debenture holders. In February 2017, Edelcom filed its response to the Luzon Group’s request noting that the Luzon Group’s position is not possible as the Luzon Group undertook not to pledge Dori Energy shares until the Opening Motion is decided on and on the other hand the Luzon Group claims that there is still an undertaking to provide the pledge. The trustee of the debentures issued by the Luzon Group notified the court that it does not have a position in the matter. During March 2017 a hearing was held and it was decided that the Luzon Group will file during March 2017 an opening motion on its behalf and such opening motion was filed by the Luzon Group. A hearing was scheduled for May 2017. Based on its review of the Opening Motion and related documents, the Company estimates that the chances of the court dismissing the Opening Motion filed by Edelcom are higher than the chances of the court granting the relief requested in such Opening Motion. On January 5, 2017, Ellomay Energy LP filed a request to join the proceeding as the outcome of the Opening Motion may materially affect its rights. The court approved Ellomay Energy LP’s request. In March 2017, the Luzon Group filed an opening motion on its behalf requesting that the court rule on the issues raised in the Opening Motion. On August 31, 2017, the court ruled that a pledge on Dori Energy's shares held by the Luzon Group as contemplated by the Luzon Group in its prospectus governing the debentures issued by the Luzon Group does not trigger a right of first refusal to any of Dorad's shareholders. The Court further determined that Edelcom will pay legal expenses to the Luzon Group and the other parties to the proceeding. The Luzon Group noted in its filing with the Israel Securities Authority that subject to the ruling becoming final and the passing of the appeal period on this ruling, its conditional undertaking to provide a pledge on its Dori Energy shares will become effective. On October 26, 2017, Edelcom filed an appeal with respect to the ruling of the Israeli District Court with the Israeli Supreme Court. In February 2018, following the filing by the various parties of their claims and responses, a hearing was held in the Israeli Supreme Court and Edelcom withdrew the appeal and it was dismissed.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2017

Note 6 - Investee Companies and other investments (cont'd)

A.	Equity accounted investees (cont'd)

Composition of the investments

	December 31
	2017	2016
	€ in thousands

Investment in shares	18,515	18,578
Long-term loans	9,860	11,468
Deferred interest	(720)	(773)
	27,655	29,273
Current Maturities of the long-term loans	3,165	1,236
	30,820	30,509

                Changes in investments

	2017	2016
	€ in thousands
Changes in equity and loans:
Balance as at January 1	30,509	34,028
Exercise of the option to acquire additional shares	-	556
Grant of long term loans	-	154
Repayment of long term loans	(407)	(7,034)
Interest on long term loans	1,104	1,192
Deferred interest	54	51
Elimination of interest on loan from related party	(1,158)	(1,244)
The Company’s share of income	1,531	1,375
Foreign currency translation adjustments	(813)	1,431
Balance as at December 31	30,820	30,509

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2017

Note 6 - Investee Companies and other investments (cont'd)

A.	Equity accounted investees (cont'd)

   Summary financial data for investees, not adjusted for the percentage ownership held by the Company

(a)	Summary information on financial position

								Equity
	Rate of	Current	Non-current	Total	Current	Non-current	Total	attributable to the owners of the	Company’s	Surplus Costs and	Other	Carrying Amount of
	ownership	Assets	assets	assets	liabilities	liabilities	liabilities	Company	share	goodwill	Adjustments	investment
	%	€ in thousands
2017
Dori Energy	50	8,013	47,959	55,972	(51)	(26,006)	(26,057)	29,915	14,958	3,925	(367)	18,515

2016
Dori Energy	50	4,511	50,036	54,547	(3,956)	(21,628)	(25,584)	28,963	14,481	4,481	(384)	18,578

(b)	Summary information on operating results

	Rate of ownership as of December 31, 2016	Income for the year	Company’s share	Elimination of interest on loan from related party	Other Adjustments	Company’s share of income of investee

	%	€ in thousands
2017
Dori Energy	50	1,751	876	1,158	(503)	1,531
2016
Dori Energy	50	490	245	1,244	(114)	1,375

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2017

Note 6 - Investee Companies and other investments (cont’d)

B.	Pumped Storage Projects

Loan to PSP Gilboa and Related Receivables

On July 17, 2013 the Company entered into a loan agreement with Erez Electricity Ltd. ("Erez Electricity") that owns, among its other holdings, 24% of the pumped storage project in the Gilboa, Israel ("PSP Gilboa") pursuant to which an amount of approximately NIS 770 thousand (€164 thousand) was loaned to Erez Electricity. In November 2013 in connection with the sale of Erez Electricity's holdings in PSP to third parties, the Company and Erez Electricity reached an agreement according to which the Company is entitled to the repayment of the amount loaned including accrued interest and linkage, amounting to approximately NIS 1,000 thousand (€200 thousand) and may be entitled to additional compensation in the aggregate amount of NIS 6,700 thousand (approximately €1,400 thousand), which will be linked to the Israeli CPI and will be paid in 2 installments of approximately NIS 1,200 thousand (approximately €250 thousand) upon financial closing of PSP Gilboa and NIS 5,500 thousand (approximately €1,160 thousand) upon receipt of permanent licenses for generation of power and the approval of the technical advisor appointed by the financial institutions who have financed PSP Gilboa to the transfer from set up phase to operational phase. The Company received the first installment of approximately NIS 1,200 thousand (approximately €260 thousand) in July 2014 and believes it will also be entitled to receive the second installment. As at December 31, 2017, the Company estimated the fair value of the second installment to be paid at approximately NIS 5,188 thousand (approximately €1,249 thousand) using a discounted cash flow model. The revaluation of such financial asset has been recognized as Other Income in consolidated statements of profit and loss.

Pumped-storage project in the Manara Cliff in Israel (“Manara PSP”)-

On January 28, 2014, the Company entered into an agreement with Ortam Sahar Engineering Ltd. (“Ortam”), an Israeli publicly traded company, pursuant to which we acquired (a) Ortam’s holdings (24.75%) in Agira Sheuva Electra, L.P. (the “Partnership”), an Israeli limited partnership that had been promoting the Manara PSP; and (b) Ortam’s holdings: (i) in Chashgal Elyon Ltd. (the “GP”), an Israeli private company, which is the general partner in the Partnership (holding 25% in the Partnership), and (ii) in the engineering, procurement and construction contractor of the aforementioned project (50%). On May 20, 2014 our indirectly wholly-owned subsidiary, Ellomay Manara (2014) Ltd. (“Ellomay Manara”), entered into an agreement (the “Electra Agreement”), with Electra Ltd. (“Electra”), an Israeli publicly traded company. Pursuant to the Electra Agreement, Ellomay Manara acquired Electra's holdings (24.75%) in the Partnership, as well as Electra’s holdings in the GP (25%).

In addition, we, Ellomay Manara and Electra agreed that: (i) on the closing date of the transactions contemplated under the Electra Agreement, Ellomay Manara shall transfer to subsidiaries of Electra all of its then holdings in the engineering, procurement and construction contractor of the aforementioned project (the “EPC”), (50%), which will be acquired at closing by us from another partner in the Partnership pursuant to a conditional agreement we entered into, resulting in Electra’s subsidiaries holding 100% of the EPC; and (ii) each of Electra (through its subsidiaries) and us (together with Ellomay Manara) was granted an eighteen-month put option and call option, respectively, with respect to the entire holdings in the EPC.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2017

Note 6 - Investee Companies and other investments (cont’d)

B.	Pumped Storage Projects (cont’d)

In addition to the aforementioned agreements, on January 19, 2014 the Company entered into an agreement with Galilee Development Cooperative Ltd., an Israeli cooperative (the “Cooperative”), pursuant to which, subject to the fulfillment of certain conditions, the Company shall acquire the Cooperative’s holdings (24.75%) in the Partnership as well as its holdings in: (i) the GP (25%), and (ii) the EPC (50%). On November 3, 2014, Ellomay Manara consummated the acquisition of 75% of the limited partnership rights in the Partnership, as well as 75% of the holdings in the GP, from Electra, Ortam and the Cooperative. The remaining 25% of the holdings in the Partnership and in the GP are held by Sheva Mizrakot Ltd., an Israeli private company (“Sheva Mizrakot”). We and Ellomay Manara did not pay any consideration upon the acquisition, and undertook to pay certain consideration upon the fulfillment of certain conditions precedent. On the same date, Ellomay Manara acquired Ortam’s holdings (50%) in the EPC and, as set forth above, immediately transferred such holdings to a subsidiary of Electra, which, following such transfer, now holds 100% of the EPC. According to the various agreements executed in connection with the Manara PSP, the Company and Ellomay Manara are liable (subject to certain conditions and limitations), jointly and severally, to all the monetary obligations of Ellomay Manara.

As of December 31, 2017, The Company  paid an amount of approximately NIS 3,400 thousand (approximately €825 thousand) on account of the consideration upon the acquisition and did not pay the remaining consideration it undertook to pay upon the fulfillment of certain conditions precedent in the aggregate amount of approximately NIS 61,800 thousands (approximately €14,882 thousand).

In August 2016, Ellomay Pumped Storage (2014) Ltd. (“Ellomay PS”), the Company’s 75% owned subsidiary, received a conditional license for the Manara PSP (the “Conditional License”) from the Israeli Minister of Energy (the “Minister”). The Conditional License initially regulated the construction of a pumped storage plant in the Manara Cliff with a capacity of 340 MW. The Conditional License includes several conditions precedent to the entitlement of the holder of the Conditional License to receive an electricity production license. The Conditional License is valid for a period of seventy two (72) months commencing from the date of its approval by the Minister, subject to compliance by Ellomay PS with the milestones set forth therein and subject to the other provisions set forth therein (including a financial closing, the provision of guarantees and the construction of the pumped storage hydro power plant).

In September 2016, Ellomay PS filed a petition (the “First Petition”), with the Israeli High Court of Justice against the Minister, the Israeli Electricity Authority and Kochav Pumped Storage Ltd. (“Kochav PS”), the owner of the Kochav Hayarden pumped storage project (“Kochav Hayarden Pumped Storage Project”). The First Petition was filed in connection with the decision of the Israeli Electricity Authority, which was approved by the Minister, to extend the financial closing milestone deadline of the Kochav Hayarden Project, which received a conditional license for a pumped storage plant with a capacity of approximately 340 MW in 2014. In the Petition, Ellomay PS requested the High Court to order the Israeli Electricity Authority to explain why the extension should not be canceled. If Kochav PS had not received the milestone extension, its conditional license was to be terminated due to non-compliance.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2017

Note 6 - Investee Companies and other investments (cont’d)

B.	Pumped Storage Projects (cont’d)

Therefore, among its claims, Ellomay PS claimed that as the quota for pumped storage projects in Israel is 800 MW, and there is one 300 MW project that has been allocated a portion of such quota, the extension approved by the Israeli Electricity Authority could irreparably harm Ellomay PS’s chances of securing a portion of the quota. In January 2017, the Israeli High Court of Justice dismissed the Petition.

On March 3, 2017, Ellomay PS filed another petition, or the Second Petition, with the Israeli High Court of Justice against the Minister, the Electricity Authority and Kochav PS. Ellomay PS has also filed concurrently with the Second Petition, a motion for an interim relief, which would prevent the Minister and the Israeli Electricity Authority from granting Kochav PS any approval in connection with its compliance with any milestones stipulated in its conditional license. The Second Petition was filed in connection with the decision of the Israeli Electricity Authority, dated February 20, 2017, to extend the following milestones deadlines stipulated in Kochav PS’s conditional license: (i) financial closing milestone deadline; and (ii) construction period for Kochav PS’s project. Kochav PS filed its response to the request for the motion for an interim relief on March 16, 2017. In its response, amongst other claims, Kochav PS requested that if the court granted Ellomay PS’s motion for an interim relief, Ellomay PS would be obligated to post a bond in the amount of NIS 10 million in order to cover Kochav PS’s damages caused by the interim relief. The Minister and the Israeli Electricity Authority claimed, amongst other claims, that the motion should be dismissed, as should the Second Petition. In May 2017, the Israeli High Court of Justice dismissed the Second Petition.

In June 2017, the court accepted a motion filed by Kochav PS requesting that the court maintain the NIS 2 million guarantee that was provided by Ellomay PS, due to costs and alleged damages incurred by Kochav PS, and costs incurred by the governmental authorities, and ruled that the guarantee will be maintained by the Court for a period of three months pending a filing of a claim for damages by Kochav Hayarden. According to the ruling, in case a claim will not be filed by Kochav PS within the said three months, the guarantee will be returned to Ellomay PS.

On December 27, 2017, Kochav PS filed a statement of claim against Ellomay PS with the Tel Aviv – Jaffa Magistrate Court claiming damages allegedly caused due to delays in connection with the Second Petition. Kochav PS claims damages in an aggregate amount of approximately NIS 4.2 million (approximately €1.02 million). Kochav Hayarden claims damages in an aggregate amount of approximately NIS 4,238 thousand (approximately €1,020 thousand). On March 15th, 2018 the Company submitted its response. On March 18th, 2018 the Court ordered Kochav PS to submit a Letter of Commitment. Additionally, the Court suggested the parties to reach an agreement. As at this date, the parties are negotiating in order to reach an agreement.
Since the claim is in its early stages, at this point it is not possible to assess its chances.

On December 4, 2017, the Israeli Electricity Authority announced the reduction of the capacity stipulated in the Conditional License issued to Ellomay PS from 340 MW to 156 MW. The reduced capacity is based on the remaining capacity in the quota determined by the Israeli Electricity Authority after deducting the capacity already allocated to two projects that are in more advanced stages than the Manara PSP. The Israeli Electricity Authority also announced the extension by an aggregate period of six months of the deadline for producing a connection survey in both conditional licenses. In its decision, the Israeli Electricity Authority noted that in the event one of the holders of the conditional licenses reaches financial closing, the Israeli Electricity Authority will commence the process of revoking the other conditional licenses for projects that have not yet reached financial closing.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2017

Note 6 - Investee Companies and other investments (cont’d)

B.	Pumped Storage Projects (cont’d)

The Company expects to continue promoting the Manara PSP but may, for various reasons including changes in the applicable regulation and adverse economic conditions, resolve not to continue the advancement of the Manara PSP without further liability to the other parties under the aforementioned agreements.

Composition of Advances on account of investments

	December 31
	2017	2016
	€ in thousands
On account of the Manara PSP	825	812
	825	812

Composition of short-term and long-term financial assets

	December 31
	2017	2016
	€ in thousands
Income receivable in connection with the Erez Electricity PSP	1,249	1,265
	1,249	1,265

C.	Subsidiaries - Business combinations

1.
In July 2015, the Company acquired an additional 15% interest in Ellomay Spain S.L., the owner of a photovoltaic plant in Spain with an installed capacity of approximately 2.3 MWp, for approximately €775 thousand, increasing its ownership in Ellomay Spain S.L. from 85% to 100%.

2.	Waste-to-energy (“WtE”) Projects in the Netherlands

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

Notes to the Consolidated Financial Statements as at December 31, 2017

Note 6 - Investee Companies and other investments (cont’d)

C.	Subsidiaries - Business combinations (cont’d)

Groen Goor Anaerobic Digestion Project-

Pursuant to the Ludan Agreement, the Company, through Ellomay Luxemburg, entered in July 2016 - November 2016 into loan agreements with Ludan whereby the Company provided loans in the aggregate amount (including accrued interest) of approximately Euro 2,000 thousand, as of December 31, 2017, to Ludan (“the Ludan Loans”), for purposes of the acquisition of the rights in Groen Gas Goor B.V. (“Groen Goor”), a project company developing an anaerobic digestion plant, with a green gas production capacity of approximately 375 Nm3/h, in Goor, the Netherlands (“the Goor Project”) and the land on which the Goor Project will be constructed. Ellomay Luxemburg was issued shares representing a 51% interest in Groen Goor. The Ludan Loans converted into shareholder’s loans on December 20, 2016, upon the financial closing of the Goor Project.

During September 2016, the Company, through Ellomay Luxembourg, entered into two separate memorandums of understanding (“MOUs”), with Ludan, setting forth Ludan’s and the Company agreed material principles and understandings with respect to the Goor Project's EPC and O&M agreements. Pursuant to such MOUs, in November 2016 Groen Goor entered into an EPC agreement with Ludan.

Groen Gas Oude-Tonge Anaerobic Digestion Project-

The Company, through Ellomay Luxemburg, entered in April 2017 - June 2017 into loan agreements with  Groen Gas Oude-Tonge B.V. (“Groen Gas Oude-Tonge”) whereby the Company provided shareholder loans to Groen Gas Oude Tonge in the aggregate amount (including accrued interest) of approximately Euro 1,700 thousand, as of December 31, 2017, for purposes of developing an anaerobic digestion plant, with a green gas production capacity of approximately 475 Nm3/h, in Oude-Tonge, the Netherlands (“the Oude-Tonge Project”) and the acquisition of the land on which the Oude-Tonge Project will be constructed. Ellomay Luxemburg was issued shares representing a 51% interest in Groen Gas Oude Tonge.

During April 2017, Oude-Tonge, entered into an EPC agreement with Ludan.

3.	New project in Spain

In April 2017, the Company, through one of its subsidiaries, entered into a share purchase agreement (the “SPA”), pursuant to which it purchased and acquired the entire share capital of a Spanish company, Talasol Solar S.L. (“Talasol”), which is promoting the construction of a photovoltaic plant with a peak capacity of 300 MW in the municipality of Talaván, Cáceres, Spain (the “Project”). The SPA provides that the purchase price for Talasol's shares is Euro 10 million  and that this amount is to be deposited in escrow. The release of the amount from escrow is subject to customary conditions subsequent in these types of transactions, the occurrence of any of which by June 30, 2018 will allow the Company to automatically terminate the SPA. These conditions include receipt of certain regulatory approvals and entry into certain material agreements. The SPA further provides the sellers with rights to terminate the SPA in the event the regulatory approvals are granted and the Company or Talasol fail to take certain actions required in order to advance the Project. Such conditions subsequent were not met as of December 31, 2017.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2017

Note 6 - Investee Companies and other investments (cont’d)

D.	Subsidiaries – Service Concession project

In June 2017, the Company executed an agreement (the “Talmei Yosef Agreement”) to acquire 100% of the equity of an Israeli company ("Talmei Yosef") that owns (through its subsidiaries) a photovoltaic site with fixed technology and a nominal capacity of approximately 9 MWp in Talmei Yosef, Israel (the “Talmei Yosef Project”) from Solegreen Ltd. (TASE: SLGN). The Talmei Yosef Agreement provides that the Company will acquire 100% of the equity of the Israeli company, subject to certain conditions precedent, in consideration for an aggregate amount of NIS 39 million (approximately €9,476 thousand), subject to certain adjustments, after which the aggregate consideration amounted to approximately NIS 48,625 thousand (approximately €11,815 thousand). The Talmei Yosef Project is primarily financed by an Israeli consortium led by Israel Discount Bank. Such conditions precedent were met on October 18, 2017.

The Company performed an analysis of the fair value of identifiable assets acquired and liabilities assumed by applying a discounted cash-flow method.

Identifiable assets acquired and liabilities assumed (based on amounts as described hereunder):

Acquisition date
€ in thousands

Receivable from concessions project	28,927
Intangible asset	5,505
Restricted cash	1,795
Long-term loan	(21,370)
Working Capital, net (excluding cash and cash equivalents)	(119)
Deferred tax	(4,887)
Total net identifiable assets	9,851

The aggregate cash flows derived for the Company as a result of the acquisition:

€ in thousands
Cash and cash equivalents paid	11,815
Less - cash and cash equivalents of the subsidiary	(1,964)
9,851

(*)The fair value of the income receivable in connection with concession project was calculated according to the cash flows expected to be received from the Israel Electricity Authority for a period of 16 years, discounted at a weighted interest rate of 5.9% reflecting the credit risk of the debtor.

Talmei Yosef entered into a service concession agreement with the Israel Electricity Authority (“IEC”) for the construction of a PV plant in Talmei Yosef. The construction of the PV plant was completed and the PV plant was connected to the grid in November 2013. Under the terms of the agreement with the IEC, Talmei Yosef will operate the PV plant for a period of 20 years as from November 15, 2013. The IEC provides the Company a guaranteed tariff for the electricity produced of NIS 0.9631 per KWp linked to the CPI as of October 2011. The service concession agreement does not contain a renewal option.

Talmei Yosef recorded revenues of approximately NIS 757 thousand (approximately €183 thousand) in the period starting on October 18, 2017 and until December 31, 2017 as a result of the operations of the PV plant.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2017

Note 6 - Investee Companies and other investments (cont’d)

E.	Subsidiaries – Regulatory updates

   Italy

•
Following the approval by the Italian parliament in August 2014, a decree executed by the Italian president in June was converted into law (“Law 116/2014”) providing for a decrease in the FiT guaranteed to existing photovoltaic plants with installed capacity of more than 200 kW. Pursuant to Law 116/2014, operators of existing photovoltaic plants, such as the Company, which received a guaranteed 20-year FiT under Italian legislation, were required to choose between the following four alternatives: (i) a reduction of 6%-8% in the FiT (depending on the installed capacity of the relevant plant); (ii) extending the 20-year term of the FiT to 24 years with a reduction in the FiT in a range of 17%-25%, depending on the time remaining on the term of the FiT  for the relevant photovoltaic plant, with higher reductions applicable to photovoltaic plants that commenced operations earlier ; (iii) a rescheduling in the FiT so that during an initial period the FiT is reduced and during the second period the FiT is increased in the same amount of the reduction; or (iv) the sale of up to 80% of the revenues deriving from the incentives generated by the photovoltaic plant to a selected buyer to be identified among the top EU banks (with the selected buyer becoming eligible to receive the original FiT and not subject to the changes set forth in alternatives (i) through (iii) above). The Company chose the first option for all its Italian PV Plants. Therefore, the FiT for eight of the Company’s Italian PV Plants has been cut by 8% and the FiT for the remaining four Italian PV Plants has been cut by 7%, all effective as of January 1, 2015. In June 2015, an appeal was filed with the Italian Constitutional Court aimed to assess whether Law 116/2014 entails unconstitutional provisions, particularly insofar as they apply in a retrospective fashion. In December 2016 the Italian Constitutional Court declared that Law 116/2014 is not anti-constitutional. The incentives are paid through equal monthly installments in an amount of 90% of the average production of each plant in the relevant solar calendar year, based on the effective production before June 30th of the previous year, or if not available, on the basis of the regional forecast. The balance is paid within 60 days from the sending of the actual production data and in any event within June 30th of the subsequent year.

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

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2017

Note 6 - Investee Companies and other investments (cont’d)

E.	Subsidiaries – Regulatory updates (cont’d)

•
During 2015, the Company applied a tax incentive as per Article 6 paras. 13-19 of Law 23 December 2000, no. 388 (“ʺTremonti-ambienteʺ”). Article 19 of Decree 5 July 2012 provides an explanation of instances in which the tax incentive may be granted in connection with investments in photovoltaic plants  and combined with feed-in-tariffs to the extent that the Tremonti-ambiente does not exceed 20% of the amount eligible for taxation. Such incentive consists of a reduction of the taxable profit for a fiscal year equal to the amount of investments in tangible fixed assets in the same year, which are necessary to prevent, reduce and repair environmental damages, providing these investments exceed the average environmental investments made in the two previous years. The procedure to claim  the tax incentive requires that the relevant approved balance sheet or its explanatory notes show the amount of the environmental investments. Additionally, within one month from the approval of the balance sheet a specific communication concerning the amount of the eligible Tremonti‑ambiente must be made to the relevant public authority. The Tremonti‑ambiente is claimable upon filing the relevant tax return by reducing the amount of taxable profit. The Company engaged a tax consultant to determine the specific amount of environmental investments and filed the required communications with the tax authorities. The Company recorded a tax benefit in the amount of approximately €2,900 thousand. (See note 19).

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

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2017

Note 7 - Fixed assets

			Office
	Photovoltaic	Biogas	furniture and	Leasehold
	Plants	installations	equipment	Improvements	Total
	€ in thousands
Cost
Balance as at January 1, 2016	87,880	-	117	52	88,049
Additions	41	5,081	-	-	5,122
Balance as at December 31, 2016	87,921	5,081	117	52	93,171

Balance as at January 1, 2017	87,921	5,081	117	52	93,171
Additions	1	10,076	4	-	10,081

Balance as at December 31, 2017	87,922	15,157	121	52	103,252
Depreciation
Balance as at January 1, 2016	15,363	-	74	48	15,485
Depreciation for the year	4,394	-	13	4	4,411
Effect of changes in exchange rates	1	-	-	-	1
Balance as at December 31, 2016	19,758	-	87	52	19,897

Balance as at January 1, 2017	19,758	-	87	52	19,897
Depreciation for the year	4,396	111	11	-	4,518
Balance as at December 31, 2017	24,154	111	98	52	24,415

Carrying amounts
As at January 1, 2016	72,517	-	43	4	72,564
As at December 31, 2016	68,163	5,081	30	-	73,274
As at December 31, 2017	63,768	15,046	23	-	78,837

Investment in Photovoltaic Plants

Since March 4, 2010, the Company acquired seventeen photovoltaic plants located in Italy, Spain and Israel.

In connection with the Company's PV Plants, the Company recorded as of December 31, 2017, fixed assets at an aggregate value of approximately €87,922 thousand, in accordance with actual costs incurred. Depreciation with respect to the PV Plants in Italy is calculated using the straight-line method over 20 years commencing from the connection to the national grid that represent the estimated useful lives of the assets. Depreciation with respect to the PV Plants in Spain is calculated using the straight-line method over 25 years starting connection to the national grid that represent the estimated useful lives of the assets. During the year ended December 31, 2017, the Company had recorded depreciation expenses with respect to its PV Plants in Italy and Spain of approximately €4,396 thousand.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2017

Note 7 - Fixed assets (cont’d)

Presented hereunder are data regarding the Company’s investments in photovoltaic plants as at December 31, 2017 :

			Cost included in the
PV Plant Title	Nominal Capacity	Connection to Grid	Book value as at
			December 31, 2017
			€ in thousands
“Troia 8”	995.67 kWp	January 2011	3,502
“Troia 9”	995.67 kWp	January 2011	3,478
“Del Bianco”	734.40 kWp	April 2011	2,096
“Giaché”	730.01 kWp	April 2011	2,767
“Costantini”	734.40 kWp	April 2011	2,115
“Massaccesi”	749.7 kWp	April 2011	2,750
“Galatina”	994.43 kWp	May 2011	4,131
“Pedale	2,993 kWp	May 2011	11,254
“Acquafresca”	947.6 kWp	June 2011	3,165
“D‘Angella”	930.5 kWp	June 2011	3,119
“Soleco”	5,924 kWp	August 2011	15,335
“Technoenergy”	5,900 kWp	August 2011	15,196
“Ellomay Spain – Rinconada II”	2,275 kWp	June 2010	5,509
“Rodríguez I”	1,675 kWp	November 2011	3,662
“Rodríguez II”	2,691 kWp	November 2011	6,631
“Fuente Librilla”	1,248 kWp	June 2011	3,212
Investment in Biogas Installations

In connection with the Company's Biogas Installations (see Note 6C 3), the Company recorded as of December 31, 2017, fixed assets at an aggregate value of approximately €15,157  thousand of which €633 thousand will be paid in 2018, in accordance with actual costs incurred.
Depreciation with respect to the Biogas Installations  is calculated using the straight-line method over 12 years commencing from the connection to the national grid that represent the estimated useful lives of the assets. During the year ended December 31, 2017, the Company had recorded depreciation expenses with respect to its Biogas Installations  in the Netherlands  of approximately €111 thousand.

Capitalized borrowing costs

In the reporting period borrowing costs in the amount of Euro 336 thousand were capitalized to qualifying assets.

Note 8 - Other Payables

	December 31
	2017	2016
	€ in thousands
Employees and payroll accruals	241	249
Government authorities	227	169
SWAP and forward related balances	121	479
Accrued expenses	1,414	973
Current tax	184	1,249
	2,187	3,119

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2017

Note 9 - Current maturities of long term loans

Composed as follows:

	Linkage	Interest rate	December 31	December 31
	terms	2016 and 2017	2017	2016
		%	€ in thousands
Current maturities of long term loans (refer to Notes 10 and 11)	EURIBOR	1.6-3.5	1,648	1,094
	Consumer price index in Israel	4.65	1,455
			3,103	1,094

Note 10 – Finance Lease Obligation

A.	Composed as follows:

	Linkage	Interest rate	December 31	December 31
	Terms	2016 and 2017	2017	2016
		%	Euro€ in thousands
Leasing institution	EURIBOR	3.5	4,020	4,338
Current maturities			330	318
Leasing institution-long term			3,690	4,020

1.
On December 31, 2010, two wholly-owned Italian subsidiaries of the Company entered into financial leasing agreements, (the “Leasing Agreements”) in the amount of euro 3,000 thousand each (euro 6,000 thousand in total) for the financing of the subsidiaries, with a nominal annual interest rate of 3.43%. The Company is required to make monthly payments in the amount of euro 20 thousand each, commencing 210 days after issuance, for the duration of the Leasing Agreements (17 years) which are linked to the 3 months EURIBOR. As of December 31, 2011, the first two drawdowns under the Leasing Agreements were received in the aggregate amount of approximately euro 5 million net of expenses capitalized in the amount of approximately euro 1.142 million comprised mainly of Cadastral tax and VAT paid in connection with the Leasing Agreements. In March 2012, the final drawdown under the Leasing Agreements was received in the amount of approximately euro 818.5 thousand.

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

3.
The Company accounted for the transaction as a sale and a finance leaseback as the Company retained the significant risks and benefits of ownership related to its relevant PV Plants. The carrying value of the photovoltaic plants was left unchanged, with the sales proceeds recorded as a finance lease obligation. As of December 31, 2017, the financial covenants were met.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2017

Note 10 – Finance Lease Obligation (cont’d)

B.	The aggregate annual maturities are as follows:

	December 31	December 31
	2017	2016
	€ in thousands
Second year	342	329
Third year	354	342
Fourth year	366	354
Fifth year	379	366
Sixth year and thereafter	2,249	2,629
	3,690	4,020
Current maturities	330	318
Finance lease obligation	4,020	4,338

Note 11 - Long-term Loans

A.	Composed as follows:

		Interest
	Linkage	rate 2017	December 31 2017
	term	%	€ in thousands
Bank loans	EURIBOR	1.6-3	19,661
	Consumer price index in Israel	4.65	20,820
Other long-term loans		2.5-5	4,383
			44,864

		Interest rate 2016%
	Linkage term		December 31 2016
			€ in thousands
Bank loans	EURIBOR	1.6-2.85	15,706
Other long-term loans		3.05	2,031
			17,737

1.
On February 17, 2011, one of the Company's Italian subsidiaries entered into a project finance facilities credit agreement (the “Finance Agreement”) with an Italian bank (Centrobanca – Banca di Credito Finanziario e Mobiliare S.p.A., acquired by UBI in 2013). Pursuant to the Finance Agreement a Senior Loan was provided with respect to the costs of construction of the relevant PV Plants (Del Bianco and Costantini) (up to 80% of the relevant amount), in the amount of Euro 4.1 million, accruing interest at the EURIBOR rate, increased by a margin of 200 basis points per annum, to be repaid in six-monthly installments with a maturity date of December 31, 2027. On November 30, 2011, an amount of approximately euro 3.8 million was drawn down on account of this Senior Loan. Related expenses capitalized to the loan comprised mainly of related notary fee and bank charges amount to approximately euro 170 thousand.

The Finance Agreement also requires the payment of commitment fees equal to 0.5% per annum calculated on the undrawn and un-cancelled amount of both the Senior Loan and the VAT Line and certain additional payments, including an arranging fee and annual agency fee.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2017

Note 11 - Long-term Loans (cont’d)

A.	Composed as follows: (cont’d)

The Company's Italian subsidiary undertook to comply with the following financial covenants verified at each repayment date starting from the first installment of the Senior Loan and up to the final redemption date:
DSCR (Debt Rate Cover Ratio): equal or greater than 1.25:1;
LLCR (Loan Life Coverage Ratio): equal or greater than 1.25:1; and
Debt/Equity: equal or less than 80:20.
As of December 31, 2017, the financial covenants were met.

2.
On June 29, 2015, the Company entered into a loan agreement with UBI Banca S.c.p.a., in connection with the financing of one of its PV Plants, pursuant to which the Company received financing amounting to approximately euro 10,271 thousand, net of expenses capitalized in the amount of approximately euro 409 thousand bearing an interest at the Euribor 6 month rate plus 2.85% per annum. The interest on the loan and the principal are to be repaid semi-annually. The final maturity date of this loan is December 31, 2029. Draw down of the loan occurred in September 2015.

The Company's Italian subsidiary undertook to comply with the following financial parameters verified at each repayment date starting from the first installment of the loan and up to the final redemption date:
DSCR (Debt Rate Cover Ratio): equal or greater than 1.20:1;
LLCR (Loan Life Coverage Ratio): equal or greater than 1.20:1; and
Debt/Equity: equal or less than 75:25.
As of December 31, 2017, the financial covenants were met.

3.
The Company's 75% owned Israeli subsidiary promoting the Manara PSP, entered into a loan agreement with the owner of the remaining 25% of its outstanding shares, Sheva Mizrakot Ltd. The unpaid balance (principal and interest) of the loan will bear interest at an annual rate in accordance with the interest rate for the purpose of Section 3(j) of the Israeli Income Tax Ordinance in accordance with the provisions of Regulation 2(a) of the Income Tax Regulations (Determination of Interest Rate for the Purpose of Section 3(j)) And 1986. The maturity date of this loan is December 31, 2020. As of December 31, 2017, the amount of the loan is € 776 thousand.

4.
Groen Goor, Independent Power Plant B.V. (“IPP”) (the entity that holds the permits and subsidies in connection with the Goor Project and is wholly-owned by Groen Goor), Ludan, and Ellomay Luxembourg entered into a senior project finance agreement (the “Goor Loan Agreement”), with Coöperatieve Rabobank U.A. (“Rabobank”), that includes the following tranches: (i) two loans with principal amounts of Euro 3,510 thousand (with a fixed interest rate of 3% for the first five years) and Euro 2,090 thousand, (with a fixed interest rate of 2.5% for the first five years), for a period of 12.25 years, repayable in equal monthly installments commencing three months following the connection of the Goor Project’s facility to the grid and (ii) an on-call credit facility of euro 370 thousand with variable interest. As of December 31, 2017, an amount of euro 5,600 thousand was withdrawn on account of these loans. In connection with the Goor Loan Agreement, the following securities were provided to Rabobank: (i) pledge on the present and future rights arising from the feedstock purchase agreement, the EPC agreement, the O&M agreement, the SDE subsidy, the various power and green gas purchase agreements, and the green gas certification supply agreement, (ii) pledge on all present and future (a) receivables arising from business and trade, and (b) stock and inventory including machinery and transport vehicles of Groen Goor and IPP; (iii) all rights/claims of Groen Goor and IPP against third parties existing at the time of the execution of the Loan Agreement, including rights from insurance agreements.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2017

Note 11 - Long-term Loans (cont’d)

A.	Composed as follows: (cont’d)

5.
Groen Gas Oude Tonge, Groen Gas Oude-Tonge Holding B.V. (the entity that holds the permits and subsidies in connection with the Oude Tonge Project and is wholly-owned by Groen Gas Oude Tonge), Ludan, and Ellomay Luxembourg entered into a senior project finance agreement (the “Oude Tonge Loan Agreement”), with Rabobank, that includes the following tranches: (i) two loans with principal amounts of euro 3,150 thousand and euro 1,700 thousand, each with a fixed annual interest rate of 3.1%, for a period of 12.25 years, repayable in equal monthly installments commencing three months following the connection of the Oude Tonge Project’s facility to the grid and (ii) an on-call credit facility of euro 100 thousand with variable interest. As of December 31, 2017, an amount of euro 3,150 thousand was withdrawn on account of these loans. In connection with the Oude Tonge Loan Agreement, the following securities were provided to Rabobank: (i) pledge on the present and future rights arising from the feedstock purchase agreement, the EPC agreement, the O&M agreement, the SDE subsidy, the various power and green gas purchase agreements, and the green gas certification supply agreement, (ii) pledge on all present and future (a) receivables arising from business and trade, and (b) stock and inventory including machinery and transport vehicles of Groen Gas Oude Tonge and Groen Gas Oude Tonge Holding B.V.; (iii) all rights/claims of Groen Gas Oude Tonge and Groen Gas Oude Tonge Holding B.V. against third parties existing at the time of the execution of the Loan Agreement, including rights from insurance agreements.

In connection with the Loan Agreements, Ludan and Ellomay Luxemburg, the Company wholly-owned subsidiary: (i) provided the following undertakings to Rabobank: (a) that Groen Goor and Groen Gas Oude Tonge  will not make distributions to its shareholders for a period of two years following the execution of the Loan Agreement, (b) that Groen Goor will not make distributions or repurchase its shares so long as the equity to debt ratio of Groen Goor is less than 40%, (c) that in the event the equity to debt ratio of Groen Goor and Groen Gas Oude Tonge  will be below 40%, its shareholders will invest the equity required in order to increase this ratio to 40%, pro rata to their holdings in Groen Goor and Groen Gas Oude Tonge  and up to a maximum of Euro 1.2 million, and (d) that they will provide the equity required for the completion of the Goor Project and (ii) provided pledges on their respective rights in connection with the shareholders loans which each provided to Groen Goor and Groen Gas Oude Tonge  , which loans shall also be subordinated by Ellomay Luxembourg and Ludan in the favor of Rabobank. As of December 31, 2017, the financial covenants were met.

Shortages in liquidity as a result of exceeding the construction budget and/or extension of start-up costs of the Goor Project and the Oude Tonge Project shall be provided by Ludan and Ellomay Luxembourg and not financed by Rabobank.

In addition, the Company provided a guarantee to Rabobank for the fulfillment of Ellomay Luxemburg’s undertakings set forth above.

6.
On May 16, 2012, Talmei Yosef entered into a loan agreement with Israeli consortium led by Israel Discount Bank (the “Israeli consortium”) in connection with the financing of its PV Plant, pursuant to which Talmei Yosef received financing amounting to NIS 80,000 thousand. During 2013, in accordance with the millstones set on the loan agreement, an aggregate amount of NIS 60,000 thousand was withdrawn on account of such loan agreement. During 2014, an additional aggregate amount of NIS 20,000 thousand was withdrawn.

The loan is linked to the consumer price index and bears an annual interest of 4.65%. The interest on the loan and the principal are repaid semi-annually. The final maturity date of this loan is December 31, 2031.

On December 24, 2014, Talmei Yosef entered into an additional loan agreement with the Israeli consortium in connection with additional financing in the amount of NIS 25,000 thousand.   The loan is linked to the consumer price index and bears an annual interest of 4.52%. The interest on the loan and the principal are repaid semi-annually. The final maturity date of this loan is June 30, 2028.

In connection with these loans, the Talmei Yosef project company provided charges on its rights in the PV Plant, notes, equity, goodwill, on all assets of the PV Plant and on future receivables from the IEC and undertook customary limitations and undertakings, including maintaining the following financial ratios: (i) upon withdrawal of funds on account of the loan framework (based on milestones), maintaining an annual Historic ADSCR (Average Debt Service Coverage Ratio), a Projected ADSCR and a Projected LLCR (loan life coverage ratio) of 1.25:1.00, (ii) upon a distribution of profits from the project company, maintaining a Historic ADSCR, a Projected ADSCR and a Projected LLCR of 1.20:1.00, and (iii) throughout the term of the loan, maintaining an annual ADSCR and a Projected ADSCR of 1.05:1.00 for the following 12 months and maintaining an LLCR of 1.08:1.00.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2017

Note 11 - Long-term Loans (cont'd)

As of December 31, 2017, the financial covenants were met.

B.	The aggregate annual maturities are as follows:

	December 31	December 31
	2017	2016
	€ in thousands
Second year	3,403	1,203
Third year	3,584	1,206
Fourth year	3,712	1,233
Fifth year	3,795	1,642
Sixth year and thereafter	27,597	11,677

Long-term loans	42,091	16,961
Current maturities	2,773	776
	44,864	17,737

C.	In order to minimize the interest-rate risk resulting from liabilities to banks and financing institutions in Italy linked to the Euribor, the Company executed swap transactions. See Note 21.

D.            Movement in liabilities deriving from financing activities

		Liabilities

		Loans and	Convertible	Finance lease
	Note	borrowings	debentures	liability	Total
		NIS thousands
Balance as at January 1, 2017		17,737	33,790	4,338	55,865
Changes from financing cash flows
Loan from business combination	6	21,370	-	-	21,370
Proceeds from issue of convertible debentures	12	-	31,175	-	31,175
Payment of Debentures	12	-	(4,842)	-	(4,842)
Receipt of loans	10,11	7,443	-	-	7,443
Repayment of loans	10,11	(1,892)	-	-	(1,892)
Accrued interest	10,11	161	-	-	161
Payment of finance lease liability	10	-	-	(332)	(332)
Transaction costs related to borrowings		165	320	14	499
Total net financing cash flows		44,984	60,443	4,020	109,447

Effect of changes in foreign exchange rates		(120)	(2,812)	-	(2,932)
Balance as at December 31, 2017		44,864	57,631	4,020	106,515

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2017

Note 12 - Debentures

A.	Composed as follows:

	December 31, 2017		December 31, 2016
	Face value	Carrying amount	Face value	Carrying amount
	€ in thousands		€ in thousands
Debentures	58,623	57,631	34,687	33,790
Less current maturities	4,825	4,644	4,955	4,744
Total long-term debentures	53,798	52,987	29,732	29,046

B.	Debentures – Details

Series A Debentures

On January 13, 2014, the Company issued NIS 120,000 thousand (approximately €25,170 thousand based on the euro/NIS exchange rate at that time) principal amount of unsecured non-convertible Series A Debentures (“Series A Debentures“) through a public offering that was limited to residents of Israel at a price of NIS 973 per unit (each unit comprised of NIS 1,000 principal amount of Series A Debentures). The gross proceeds of the offering were approximately NIS 116,760 thousand (approximately €24,490 thousand, at the date of issuance) and the net proceeds of the offering, net of related expenses such as consultancy fee and commissions were approximately NIS 114,700 thousand (approximately €24,059 thousand).

On June 19, 2014, the Company issued additional NIS 80,341 thousand principal amount of Series A Debentures (approximately €17,115 thousand based on the euro/NIS exchange rate at that time) to Israeli classified investors in a private placement at a price of NIS 1,010 per unit. The gross proceeds of the private placement were approximately NIS 81,144 thousand (approximately €17,286 thousand, at the date of issuance) and the net proceeds of the offering, net of related expenses such as consultancy fee and commissions and interest paid on these additional Series A Debentures in June 2014 were approximately NIS 78,900 thousand (approximately €16,808 thousand).

The Series A Debentures are traded on the TASE (Tel Aviv Stock Exchange) and have been rated ilA-, on a local scale, by Standard & Poor’s Maalot Ltd in 2016 (such rating was updated on November 13, 2017 to ilBBB+" with a "Stable" outlook). The Series A Debentures bear fixed interest at the rate of 4.6% per year and are not linked to the Israeli CPI or otherwise.

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

2.
The ratio of (a) the short-term and long-term debt from banks, in addition to the debt to holders of debentures issued by us and any other interest-bearing financial obligations, net of cash and cash equivalents and short-term investments and net of project finance, including hedging transactions in connection with such project finance, of our subsidiaries, or, together, the Net Financial Debt, to (b) the Company’s equity, on a consolidated basis, plus the Net Financial Debt, shall not exceed a rate of 65%; and

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2017

Note 12 – Debentures (cont’d)

B.	Debentures – Details (cont'd)

3.	The ratio of (a) the Company’s equity, on a consolidated basis, to (b) the Company’s balance sheet, on a consolidated basis, shall not be less than a rate of 20%.

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

As of December 31, 2017, the financial covenants were met.

Series B Debentures

On March 14, 2017, the Company issued Series B Nonconvertible Debentures due June 30, 2024 in a public offering in Israel in the aggregate principal amount of NIS 123,232,000 (approximately €31.7 million based on the euro/NIS exchange rate at that time). The gross proceeds of the offering were NIS 123,232,000 and the net proceeds of the offering, net of related expenses such as consultancy fee and commissions (partially paid in 2016), were approximately NIS 121.4 million (approximately €31.2 million). The Series B Debentures originally bore a fixed annual interest rate of 3.44% and are not linked to the Israeli CPI or otherwise. On November 13, 2017 Standard & Poors Maalot Ltd. updated the rating of the Company and of the Company's Series A and Series B Nonconvertible Debentures traded on the Tel Aviv Stock Exchange from "ilA-" with a "Negative" outlook to "ilBBB+" with a "Stable" outlook. Pursuant to the terms of the Company's Series B Debentures, this rating downgrade triggers an increase of 0.25% in the annual interest rate payable on the principal of these Debentures on November 14, 2017. The annual interest rate payable on the principal of the Company's Series A Debentures will remain unchanged. The principal amount of Series B Debentures is repayable in six (6) annual installments as follows: on June 30 of each of the years 2019-2022 (inclusive) 15% of the Principal shall be paid, and on June 30 of each of 2023-2024 (inclusive) 20% of the Principal shall be paid, and is not linked to the CPI or otherwise. The interest on the Series B Debentures is payable semi-annually on June 30 and December 31 of each of the years 2017 through June 30, 2024 (inclusive).

The Series B Deed of Trust includes customary provisions and also includes the following: (i) a negative pledge such that we may not place a floating charge on all of our assets, subject to certain exceptions, (ii) an obligation to pay additional interest for certain security rating downgrades, up to an increase of 1% for a decrease of four rating levels compared to the rating at the time of issuance of the Series B Debentures and (iii) an obligation to pay additional interest for failure to maintain certain financial covenants, up to an increase of 1% (with a cap on the combined increase in interest due to security rating downgrades and failure to meet financial covenants of 1.75%). The Series B Deed of Trust does not restrict our ability to issue any new series of debt instruments, other than in certain specific circumstances, and enables us to expand the Series B Debentures subject to maintaining the rating assigned to the Series B Debentures and to our continued compliance with the financial covenants included in the Series B Deed of Trust and provided that we are not in default of any of the immediate repayment provisions included in the Series B Deed of Trust or in material default of our obligations to the holders of the Series B Debentures pursuant to the terms of the Series B Deed of Trust.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2017

Note 12 – Debentures (cont’d)

B.	Debentures – Details (cont'd)

The Series B Deed of Trust further includes a number of customary causes for immediate repayment, including a default in connection with certain financial covenants for two consecutive financial quarters. The financial covenants are as follows:

1.	The Company’s equity, on a consolidated basis, shall not be less than $55 million;

2.
The ratio of (a) the short-term and long-term debt from banks, in addition to the debt to holders of debentures issued by us and any other interest-bearing financial obligations, net of cash and cash equivalents and short-term investments and net of financing of projects, including hedging transactions in connection with such financing, of our subsidiaries, or, together, the Net Financial Debt, to (b) the Company’s equity, on a consolidated basis, plus the Net Financial Debt:

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

In order to manage the currency risk resulting from the Series B Debentures, which are denominated in NIS, the Company executed currency swap transactions in April 2017. The Company exchanged Series B Debentures NIS denominated notional principal in the aggregate amount of NIS 83,232 thousand (approximately € 20,043  thousand, based on the NIS/Euro exchange rate as at December 31, 2017) with a Euro notional principal (currency swap transactions). Such currency swap transactions qualify for hedge accounting.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2017

Note 12 – Debentures (cont’d)

C.	The aggregate annual maturities are as follows:

	December 31	December 31
	2017	2016
	€ in thousands
Second year	8,977	4,769
Third year	9,084	4,796
Fourth year	9,129	4,822
Fifth year	9,171	4,854
Sixth year and thereafter	16,626	9,821

Long-term loans	52,987	29,062
Current maturities	4,644	4,744
	57,631	33,806

Note 13 - Other Long-term Liabilities

	December 31	December 31
	2017	2016
	€ in thousands
Government authorities	239	299
Derivatives	4,312	2,326
Liabilities for employees benefits	4	2

	4,555	2,627

Note 14 - Commitments and Contingent Liabilities

A.	Lease commitments

The PV Plants are constructed on land leased for 20-25 years under operating lease agreements, which expire on various dates, ranging from 2031 to 2036. In respect to several of the leases the Company has the option to extend the lease for different terms, the latest of which is until 2051. The Company leases its office space under an operating lease that expires in September 2020. The following table summarizes the minimum annual rental commitments as of the periods indicated under the non-cancelable operating leases and sub-lease arrangements with initial or remaining terms of more than one year, reflecting the terms that were in effect as of December 31, 2017:

Operating
lease
€ in thousands
Year ended December 31
2018	438
2019	438
2020	417
2021	355
2022 and thereafter	4,493

Total minimum lease payments	6,141

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2017

Note 14 - Commitments and Contingent Liabilities (cont’d)

B.	Legal proceedings:

Other than described elsewhere in these financial statements, there are no additional material legal proceedings that require further disclosure.

C.	Pledges:

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

•	A fixed pledge on Ellomay Clean Energy, Limited Partnership and Ellomay Clean Energy Ltd.'s bank accounts.
•	A floating lien on Ellomay Clean Energy Ltd.'s rights, assets, registered and non-issued capital and goodwill.

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

This annual amount was increased to $400 thousand in June 2013 (approximately €334 thousand ,based on the NIS/Euro exchange rate as at December 31, 2017)  following approval by the Audit Committee, Compensation Committee, Board of Directors and by the Company's shareholders at the shareholders' meeting held in June 2013.  The current term of the Management Agreement is until June 17, 2019.

The Company sub-leases a small part of its office space to a company controlled by Mr. Shlomo Nehama, the Company's chairman of the Board and a controlling shareholder, at a price per square meter based on the price that it pays under its lease agreements. This sub-lease agreement was approved by the Company's Board of Directors.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2017

Note 15 - Transactions and Balances with Related Parties (cont'd)

B.	Compensation to key management personnel and interested parties (including directors)

Directors participate in the Company’s share option programs. For further information see Note 16 regarding share-based payments.

Compensation to key management personnel and interested parties that are employed by the Company:

	Year ended December 31
	2017		2016		2015
	Number of		Number of		Number of
	People	Amount	People (**)	Amount	people	Amount
		€ thousands		€ thousands		€ thousands
Short-term employee
Benefits	2	377	2	368	4	557
Post-employment
Benefits	2	57	2	89	4	68
Share-based payments	2	-	2	*	2	*

* Less than €1 thousand
** Including retired employees that were not employed throughout the entire year

Compensation to key management personnel (including directors but excluding compensation paid under the Management Agreement) that are not employed by the Company:

	Year ended December 31
	2017		2016		2015
	Number of		Number of		Number of
	people	Amount	people	Amount	People (**)	Amount
		€ thousands		€ thousands		€ thousands
Total compensation to directors not employed by the Company	3	35	3	63	3	61
share-based payments	3	14	3	3	3	6

* Less than €1 thousand
** Including Board members that did not serve throughout the entire year

C.	Debts and loans to related and interested parties

					Interest income recognized in statement of
	The terms of the loan		Balance as at December 31		income for the year ended December 31
	Interest rate	Linkage base	2017	2016	2017	2016	2015
	%		€ thousands
Dori Energy	8.5(*)	NIS+CPI	13,025	12,704	1,158	1,243	1,247

(*)  See note 6A

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2017

Note 16 - Equity

A.	Composition of share capital

	December 31, 2017		December 31, 2016		December 31, 2015
		Issued and		Issued and		Issued and
	Authorized	Outstanding(1)	Authorized	Outstanding(1)	Authorized	Outstanding
Number of shares
Ordinary shares of NIS 10.00 par value each	17,000,000	10,675,508(1)	17,000,000	10,677,370(1)	17,000,000	10,678,888(1)

(1) Net of treasury shares as follows: 258,046 Ordinary shares as of December 31, 2017, 256,184 Ordinary shares as of December 31, 2016 and 254,666 Ordinary shares as of December 31, 2015, all of which have been purchased according to share buyback programs that were authorized the Company's Board of Directors.

B.	Rights attached to shares:

1.	Voting rights at the general meeting, right to dividend and rights upon liquidation of the Company.
2.
The Ordinary shares of the Company were traded until May 2005 on the NASDAQ Capital Market. From May 19, 2005, the Company's Ordinary shares have been quoted over-the-counter in the "pink sheets" and, commencing August 22, 2011, have been listed on the NYSE American (formerly the NYSE MKT and the NYSE Amex). On October 27, 2013, the Company's ordinary shares were also listed for trading on the Tel Aviv Stock Exchange in Israel.

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

During August 2015, the Company received an aggregate amount of approximately $1,201 thousand (approximately €1,070 thousand) as consideration in connection with the exercise of employee share options to acquire 140,193 Ordinary shares.

D.	Translation reserve from foreign operation

The translation reserve comprises all foreign currency differences arising from the translation of the financial statements of foreign operations.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2017

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

In May 2015, the Company’s Board of Directors approved the repurchase of up to $3,000 thousand (approximately €2,700 thousand) of the Company’s ordinary shares. The authorized repurchases will be made from time to time in the open market on the NYSE American and Tel Aviv Stock Exchange or in privately negotiated transactions. The timing, volume and nature of share repurchases will be at the sole discretion of management and will be dependent on regulatory restrictions, market conditions, the price and availability of the Company’s ordinary shares, applicable securities laws and other factors, including compliance with the terms of the Series A and Series B Debentures. No assurance can be given that any particular amount of ordinary shares will be repurchased. The buyback program does not obligate the Company to acquire a specific number of shares in any period, and it may be modified, suspended, extended or discontinued at any time, without prior notice. As of December 31, 2017, the Company repurchased 172,391 ordinary shares at an aggregate purchase price of $1,477 thousand (approximately €1,332 thousand) in the NYSE American under this buyback program.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2017

Note 17 - Share-Based Payment

A.	Expenses recognized in the financial statements

The expenses recognized in the financial statements for services received from employees is shown in the following table:

	Year ended December 31
	2017	2016	2015
	€ thousand

Expenses arising from share-based payment Transactions	5	3	7

* Less than €1 thousand

The share-based payments that the Company granted to its employees and directors are described below. There have been no modifications or cancellations to any of the stock options plans during 2017, 2016 or 2015. The amount recognized as an expense is adjusted to reflect the actual number of share options that are expected to vest.

The fair value of the options is estimated using a Black-Scholes options pricing model with the following weighted average assumptions:

	Year ended December 31
	2017	2016
Dividend yield	0%	0%
Expected volatility	0.342	0.332
Risk-free interest	1.34%	0. 67%
Expected life (in years)	2-3	2-3

All options granted during 2017, 2016 and 2015 were granted with exercise price equal to or higher than the market price on the date of grant. Weighted average fair values and exercise price of options on dates of grant are as follows:

	Equal market price
	2017	2016
	US$
Weighted average exercise prices	9.02	8.3

Weighted average fair value on grant date	1.8	1.6

B.          Stock Option Plans

In December 1998, the Company's shareholders approved the non-employee director stock option plan (the "1998 Plan"). Each option granted under the 1998 Plan originally vested immediately and expires after 10 years. Generally, the Company grants options under the plan with an exercise price equal to the market price of the underlying shares on the date of grant. An aggregate amount of not more than 75,000 ordinary shares was reserved for grants under the 1998 Plan.  The original expiration date of the 1998 Plan pursuant to its terms was December 8, 2008 (10 years after its adoption).  At the General Meeting of the Company's shareholders, held on January 31, 2008, the term of the 1998 Plan was extended and as a result it will expire on December 8, 2018, unless earlier terminated by the Board. In connection with the adoption of the Company's compensation policy in 2013, the 1998 Plan was amended to provide that options granted under the 1998 Plan will become exercisable based on the vesting schedule determined in the approvals of the option grant. During each of the years 2017, 2016 and 2015, the Company granted to independent directors options to purchase an aggregate amount of 3,000 ordinary shares under the 1998 Plan.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2017

Note 17 - Share-Based Payment (cont'd)

In August 2000, the Company's board of directors adopted the 2000 Stock Option Plan (the "2000 Plan"). The initial reserve to the 2000 Plan was 200,000 ordinary shares underlying options that may be granted to officers, directors, employees and consultants of the Company and its subsidiaries and this initial reserve was increased several times. The options usually vest over a three year period. The exercise price of the options under the 2000 Plan is determined to be not less than 80% of the fair market value of the Company's ordinary shares at the time of grant, and they usually expire after 10 years from the date of grant. In June 2008 the Company's board of directors extended the 2000 Plan by an additional 10 years and the current expiration date of the 2000 Plan is August 31, 2018.

As of December 31, 2017, 25,502 options are outstanding and 32,083 ordinary shares are available for future grants under the 1998 Plan. As of December 31, 2017, no options are outstanding and 595,009 ordinary shares are available for future grants under the 2000 Plan. Options that are cancelled or forfeited become available for future grant.

C.	Changes during the year:

The following table lists the number of share options, the weighted average exercise prices of share options during the current year:

	2017		2016		2015
		Weighted		Weighted		Weighted
		Average		average		Average
	Number of	Exercise	Number of	exercise	Number of	Exercise
	options	Price	options	price	options	Price
		US$		US$		US$

Outstanding at beginning of year	22,502	7.34	19,502	8.26	157,821	8.26

Granted during the year	3,000	9.02	3,000	8.3	3,000	8.96

Exercised during the year	-	-	-	-	(140,193)	8.33

Expired during the year	-	-	-	-	(1,126)	8.4

Outstanding at end of year	25,502	7.54	22,502	7.34	19,502	7.19

Exercisable at end of year	7.34	22,502	18,502	7.19	18,502	7.1

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2017

Note 17 - Share-Based Payment (cont'd)

D.
The weighted average remaining contractual life for the share options outstanding as of December 31, 2017 was 5.72 years (as of December 31, 2016 was 4.1- 8.1 years as of December 31, 2015: 4.95-8.5. years).

E.	The range of exercise prices for share options outstanding as of December 31, 2017: $4.7- $9.37 (as of December 31, 2016 was $4.7- $9.37 and as of December 31, 2015: $4.7- $9.37).

Note 18 - Details of the Statements of Profit or Loss and Other Comprehensive Income (Loss)

A.	Financing income and expenses:

1.	Financing income

	For the year ended December 31
	2017	2016	2015
	€ in thousands
Interest income	1,333	263	235
Change in fair value of derivatives, net	-	636	3,192
Forward gain	-	-	1,826
Total financing income	1,333	899	5,253

2.	Financing expenses

	For the year ended December 31
	2017	2016	2015
	€ in thousands
Change in fair value of derivatives	3,156	-	-
Swap interest	110	607	401
Debentures interest and related expenses	2,753	1,990	2,206
Interest on loans	776	504	324
Loss from exchange rate differences, net	3,586	81	98
Bank charges and other commissions	180	151	148
Total financing expenses	10,561	3,333	3,177

B.	Operating Costs and Depreciation

	For the year ended December 31
	2017	2016	2015
	€ in thousands
Depreciation	4,518	4,411	4,428
Professional services	210	104	106
Annual rent	267	233	235
Operating and maintenance services	1,574	1,287	1,348
Insurance	203	194	197
Other	295	264	685
Total operating costs	7,067	6,493	6,999

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2017

Note 18 - Details of the Statements of Profit or Loss and Other Comprehensive Income (Loss) (Cont'd)

C.	General and administrative expenses

	For the year ended December 31
	2017	2016	2015
	€ in thousands
Salaries and related compensation	1,030	1,027	1,313
Professional services	1,255	1,480	1,455
Other	135	(475)	(440)
Total general and administrative expenses	2,420	2,032	2,328

D.	Other income (expense), net

	For the year ended December 31
	2017	2016	2015
	€ in thousands
Other income in connection with the Erez electricity pumped storage project (see Note 6)	18	56	14
Reevaluation of option to acquire additional shares	-	-	4
Other	-	34
Total other income, net	18	90	18

E.	Revenues

	For the year ended December 31
	2017	2016	2015
	€ in thousands
Revenues from the sale of solar electricity	13,150	11,632	12,446
Revenues from the sale of gas and power produced by anaerobic digestion plants	303	-	-
Revenues from concessions project	183	-	-
Total Revenues	13,636	11,632	12,446

Note 19 - Taxes on Income

A.	Regional Taxation

Israeli taxation

Presented hereunder are the corporate income tax rates relevant to the Company in the years 2015-2017:
2015 – 26.5%, 2016 – 25%, 2017- 24%.

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

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2017

Note 19 - Taxes on Income (cont’d)

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

Both resident and non-resident companies are subject to regional income tax (IRAP), but only on income arising in Italy at the rate from 0% (for a short period of couple of years) to 4.82%, depending on the Region.

During 2015 the company applied a tax incentive as per Article 6 paras. 13-19 of Law 23 December 2000, no. 388 (“ʺTremonti- ambienteʺ”). Such incentive consisted of a reduction of the taxable profit for a fiscal year equal to the amount of investments in tangible fixed assets in the same year, which are necessary to prevent, reduce and repair environmental damages, providing these investments exceed the average environmental investments made in the two previous years. The Company determined the specific amount of environmental investments and filed the required communications with the tax authorities and recorded tax benefit in the amount of approximately €2,900 thousand. During 2017, Following a tax inspection and a final settlement reached with the tax authorities, the Company reduced the recorded tax benefit by approximately € 500 thousand.

Spanish taxation

As a rule, corporate income tax is payable by all resident companies on income from any source, whether earned in Spain or abroad at the rate of 30%. Small sized Spanish entities, with an aggregate turnover of less than EUR 10 million, pay a tax rate of 25%. The Company’s Spanish subsidiaries pay a tax rate of 25%.

B.	Composition of income tax benefit (taxes on income):

	For the year ended December 31
	2017	2016	2015
	€ in thousands
Current tax income (expense)
Current year	(494)	(252)	(375)
Previous years	1,044	(67)	796
	550	(319)	421
Deferred tax income
Creation and reversal of temporary differences	(922)	(250)	1,318

Tax benefit (taxes on income)	(372)	(569)	1,739

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2017

Note 19 - Taxes on Income (cont’d)

C.	Theoretical tax:

Statutory rate applied to corporations in Israel and the actual tax expense, is as follows:

	2017	2016	2015
	€ in thousands

Profit (loss) before taxes on income	(6,269)	(63)	6,371
Primary tax rate of the Company	24%	25%	26.5%
Tax benefit (tax on income)	1,505	16	(1,688)

Profit (loss) subject to different tax rate	(106)	(15)	(265)
Creation of (changes in) deferred taxes for tax losses and benefits from previous years for which deferred taxes were not created in the past	(448)	-	2,441
Neutralization of tax calculated in respect of the Company’s share in profits of equity accounted investees	367	344	5
Change in temporary differences for which deferred tax were not recognized	(359)	(347)	832
Current year tax losses and benefits for which deferred taxes were not created,	(1,142)	(378)	511
Taxes in respect to previous years and others	(189)	(189)	(97)

Actual tax benefit (tax on income)	(372)	(569)	1,739

D.	Carry forward tax losses:

As of December 31, 2017, Ellomay Capital Ltd. had available carry forward tax losses, carry forward capital tax losses and deductions aggregating to approximately €37,620 thousand, which have no expiration date.

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

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2017

Note 19 - Taxes on Income (cont’d)

E.	Deferred taxes:

			Finance lease		Losses
	Financial	Fixed	obligations and	Swap	on
	assets	assets	long term loans	contract	income	Total
	€ in thousands
Balance of deferred tax asset (liability) as at January 1, 2016	(1,184)	(3,019)	2,150	139	3,768	1,854
Changes recognized in profit or loss	(95)	(42)	(46)	39	(106)	(250)
Changes recognized in other comprehensive income	-	-	-	-	-	-
Balance of deferred tax asset (liability) as at December 31, 2016	(1,279)	(3,061)	2,104	178	3,662	1,604

			Finance lease		Losses
	Financial	Fixed	obligations and	Swap	on
	assets	assets	long term loans	contract	income	Total
	€ in thousands
Balance of deferred tax asset (liability) as at January 1, 2017	(1,279)	(3,061)	2,104	178	3,662	1,604
Changes recognized due to business combination	(7,678)	-	-	-	2,791	(4,887)
Changes recognized in profit or loss	1,565	(117)	(84)	(61)	(2,225)	(922)
Balance of deferred tax asset (liability) as at December 31, 2017	(7,392)	(3,178)	2,020	117	4,228	(4,205)

F.	Provision for tax uncertainties:

Management performs a comprehensive review of its global tax positions on an annual basis and accrues amounts for contingent tax liabilities if applicable. Based on these reviews, the result of discussions and resolutions of matters with certain tax authorities and the closure of tax years subject to tax audit, reserves are adjusted as necessary. The management decided to adjust the provision in connection with estimated tax liabilities. However, future results may include favorable or unfavorable adjustments to estimated tax liabilities in the period the assessments are determined or resolved.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2017

Note 20 - Earnings Per Share

The following table sets forth the computation of basic and diluted earnings per share:

	For the year ended December 31
	2017	2016	2015
	€ in thousands (other than share and per share data)
Net income (loss) attributed to owners of the Company	(6,115)	(209)	8,340

Weighted average ordinary shares outstanding (1)	10,675,757	10,677,700	10,715,634

Dilutive effect:
Stock options and warrants	-	-	42,736

Diluted weighted average ordinary shares Outstanding	10,675,757	10,677,700	10,758,370

Basic profit (loss) per share from continuing operations	(0.57)	(0.02)	0.78

Diluted profit (loss) per share from continuing operations	(0.57)	(0.02)	0.78

(1)	Net of treasury shares.

Amount of dilutive stock options and warrants that were not included in diluted loss per share because they are anti-dilutive for the year ended December 2017 is 3,198 and for the year ended December 2016 is 2,953.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2017

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

In order to manage these risks and as described hereunder, the Company executes transactions in derivative financial instruments. Presented hereunder is the composition of the derivatives:

	For the year ended December
	2017	2016
	€ in thousands

Derivatives presented under current liabilities
Swap contracts	(121)	(479)
Derivatives presented under non-current liabilities
Forward contracts	(2,650)	(48)
Currency swap	(1,244)	-
Swap contracts	(418)	(2,279)
	(4,312)	(2,327)

The following table sets forth the details of the Company’s Forward and SWAP contracts with banking institutions:

	December 31, 2017
	Currency/	Currency/
	linkage/interest rate	Linkage/interest rate		Fair value - € in
	receivable	Payable	Date of expiration	thousand
EUR 8 million interest swap transaction for a period of 17 years, amortized semi-annually	Euribor 6 months	Fixed 2.67%	September 7, 2027	(28)
Euro 10 million interest swap transaction for a period of 17 years, amortized quarterly	Euribor 3 months	Fixed 3.595%	April 3, 2028	(20)
Euro 3.75 million interest swap transaction for a period of 15 years, semi-annually.	Euribor 6 months	Fixed 2.53%	June 30, 2027	(269)
Euro 7.5 million interest rate swap transaction for a period of 12 years, semi-annually.	Euribor 6 months	Fixed 1.17%	December 31, 2027	(222)
Forward EUR/USD contracts with an aggregate EUR denominated principal of EUR 20 million.	weighted average rate of approximately 1.18		November 2021	(2,650)
NIS 83.2 million currency swap transaction EUR/NIS for a period of 7 years, semi-annually.	NIS	Euro	June 2024	(1,244)

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2017

Note 21 - Financial Instruments (cont’d)

B.	Risk management framework

The Company's management and board of directors have overall responsibility for the establishment and oversight of the Company’s risk management framework.

C.	Credit Risk

As at December 31, 2017, the Company does not have any significant concentration of credit risk.

Cash and short-term deposits
As at December 31, 2017 and 2016, the Company had cash and cash equivalents in the amount of €23,962 thousand and €22,486 thousand, respectively. The Company’s cash and cash equivalents are deposited with financial institutions that received a credit rating (international rating scale). See also Note 3.

Marketable securities
As at December 31, 2017 and 2016, the Company invested in a traded Bond in an amount of €5,412 thousand and €972 thousand, respectively, with the intention to maintain the value of its liquid resources. See also Note 4 and Note 2-G.

Restricted cash
As at December 31, 2017 and 2016, the Company had a balance of current restricted cash of €15 for both years, and a balance of non-current restricted cash of €3,660 thousand and €5,134 thousand, respectively. See also Note 4.

Trade and other receivables
As at December 31, 2017 and 2016, the Company had a balance of trade receivables of €406 thousand and €329 thousand, respectively. This balance mainly refers to NEXUS or GNERA that represent the PV Plants located in Spain in its dealings with the Spanish National Energy Commission, and are due within 60 days from issuance. It is also referring to the balance from the Israel Electricity Authority for the PV Plant located in Israel and is due in 30 days.

As at December 31, 2017 and 2016, the Company had a balance of revenue receivables of €3,436 thousand and €2,753 thousand, respectively. This balance refers to amounts to be paid from GSE, Italy's energy regulation agency, and from NEXUS or GNERA that represent the PV Plants located in Spain in its dealings with the Spanish National Energy Commission, and is due within 90 days from the end of the month.

The Company’s management closely monitors the economic and political environment in which it operates. As per the Company's management estimations there are no significant credit risks assigned to the trade receivables and income receivables as these amounts are due by governmental agencies.

As at December 31, 2017 and 2016, the Company had a balance of government authorities' receivables of €2,306 thousand and €2,213 thousand, respectively. This balance refers to VAT and withholding tax receivables in Italy, Spain and The Netherlands.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2017

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

The following are the contractual maturities of financial liabilities at undiscounted amounts and based on the spot rates at the reporting date, including estimated interest payments. This disclosure excludes the impact of netting agreements:

	December 31, 2017
	Carrying	Contractual	Less than			More than
	amount	cash flows	1 year	2 years	3-5 years	5 years
	Euro€ in thousands
Non-derivative financial liabilities

Long term loans, including current maturities	44,864	48,506	4,313	4,861	14,744	24,588

Finance lease obligation including current maturities	4,020	4,987	483	483	1,449	2,572

Debentures	57,631	67,884	7,251	11,398	31,880	17,355

Trade payables and other accounts payable	2,990	2,990	2,990	-	-	-

	109,505	124,367	15,037	16,742	48,073	44,515

Derivative finance liabilities

Forward contracts	2,650	2,650	-	-	2,650	-

Currency swap	1,244	1,244	(145)	75	446	868

Swap contracts	539	539	121	183	116	119

	4,433	4,433	(24)	258	3,212	987

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2017

Note 21 - Financial Instruments (cont’d)

D.	Liquidity risk (cont’d)

	December 31, 2016
	Carrying	Contractual	Less than			More than
	Amount	cash flows	1 year	2 years	3-5 years	5 years
	Euro€ in thousands
Non-derivative financial liabilities

Long term loans, including current maturities	17,737	21,163	1,245	1,642	5,195	13,081

Finance lease obligation including current maturities	4,338	5,470	483	483	1,449	3,055

Debentures	33,806	41,063	6,550	6,322	17,598	10,593

Trade payables and other accounts payable	2,389	2,389	2,389	-	-	-

	58,270	70,085	10,667	8,447	24,242	26,729

Derivative finance liabilities

Forward contracts	48	48	-	-	48	-
Swap contracts	2,758	2,758	479	683	655	941

	2,806	2,806	479	683	703	941

E.	Market risk

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

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2017

Note 21 - Financial Instruments (cont’d)

E.	Market risk (cont’d)

(1)	Linkage and foreign currency risks (cont’d)

(a)	The exposure to linkage and foreign currency risk

The Company's exposure to linkage and foreign currency risk except in respect of derivatives (see hereunder) was as follow:

	December 31, 2017
	Non-monetary/Non finance	NIS(*)	USD	Unlinked/EURO	Total
	€ in thousands

Current assets:
Cash and cash equivalents	-	2,723	11,742	9,497	23,962
Marketable securities	-	-	2,162	-	2,162
Restricted cash short-term and	-	-	-
restricted marketable securities	-		3,250	15	3,265
Receivable from concession project	-	1,286	-	-	1,286
Trade and other receivables	548	3,359	731	6,007	10,645
Financial asset short-term	-	1,249	-	-	1,249
Non-current assets:
Investments in equity accounted investees	17,171	10,484	-	-	27,655
Advances on account of investments in process	8,825	-	-	-	8,825
Concession intangible asset	5,505	-	-	-	5,505
Financial asset	-	27,725	-	-	27,725
Fixed assets	78,837	-	-	-	78,837
Restricted cash long-term	-	1,797	351	1,512	3,660
Deferred tax	1,777	-	-	-	1,777
Other assets	1,122	-	-	413	1,535
Current liabilities:
Loans and borrowings	-	(1,455)	-	(1,648)	(3,103)
Short-term debentures	-	(4,644)	-	-	(4,644)
Accounts payable	-	7	-	(1,356)	(1,349)
Accrued expenses and other payables	-	(811)	-	(1,376)	(2,187)
Non-current liabilities:
Finance lease obligations	-	-	-	(3,690)	(3,690)
Long-term loans	-	(20,141)	-	(21,950)	(42,091)
Long-term debentures	-	(52,987)	-	-	(52,987)
Deferred tax	(5,982)	-	-	-	(5,982)
Other long-term liabilities	-	(4)	-	(4,551)	(4,555)
Total exposure in statement of financial position in respect of financial assets and financial liabilities	107,803	(31,412)	18,236	(17,127)	77,500

(*) including items linked to CPI

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2017

Note 21 - Financial Instruments (cont’d)

E.	Market risk (cont’d)

(1)	Linkage and foreign currency risks (cont’d)

(a)	The exposure to linkage and foreign currency risk (cont’d)

	December 31, 2016
	Non-monetary	NIS	Unlinked	EURO	Total
	€ in thousands

Current assets:
Cash and cash equivalents	-	101	16,717	5,668	22,486
Marketable securities	-	-	972	-	972
Restricted cash short-term	-	-	-	15	15
Trade and other receivables	507	1,552	2,065	5,363	9,487
Non-current assets:
Investments in equity accounted investees	17,753	11,520	-	-	29,273
Advances on account of investments in process	812	-	-	-	812
Financial asset	-	1,265	-	-	1,265
Fixed assets	73,274	-	-	-	73,274
Restricted cash long-term	-	-	3,620	1,514	5,134
Deferred tax	2,485	-	-	-	2,485
Other assets	903	96	2,227	35	3,261
Current liabilities:
Loans and borrowings	-	-	-	(1,094)	(1,094)
Short-term debentures	-	(4,744)	-	-	(4,744)
Accounts payable	-	(63)	(88)	(1,450)	(1,601)
Accrued expenses and other payables	(1,176)	(879)	(357)	(707)	(3,119)
Non-current liabilities:
Finance lease obligations	-	-	-	(4,020)	(4,020)
Long-term loans	-	(398)	-	(16,563)	(16,961)
Long-term debentures	-	(29,046)	-	-	(29,046)
Deferred tax	(881)	-	-	-	(881)
Other long-term liabilities	-	(2)	-	(2,625)	(2,627)
Total exposure in statement of financial position in respect of financial assets and financial liabilities	93,677	(20,598)	25,156	(13,864)	84,371

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2017

Note 21 - Financial Instruments (cont’d)

E.	Market risk (cont’d)

(1)	Linkage and foreign currency risks (cont’d)

(a)	The exposure to linkage and foreign currency risk (cont’d)

Information regarding significant exchange rates:

	For the year ended December 31
	Rate of		Rate of
	Change		Change
	%	Dollar	%	NIS
1 Euro in 2017	13.9	1.198	2.7	4.153
1 Euro in 2016	(3.4)	1.052	(4.8)	4.044

(b)	Sensitivity analysis

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

	December 31, 2017
	Increase	Decrease
	Equity	Equity
	€ thousands
Change in the exchange rate of:
5% in the USD	761	(761)
5% in NIS	(378)	378

	December 31, 2016
	Increase	Decrease
	Equity	Equity
	€ thousands
Change in the exchange rate of:
5% in the USD	981	(981)
5% in NIS	(256)	256

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2017

Note 21 - Financial Instruments (cont’d)

E.	Market risk (cont’d)

Interest rate risk

The Company is exposed to changes in fair value, as a result of changes in interest rate in connection with its loans and borrowings. The debt instruments of the Company bear interest at variable rates.

Sensitivity analysis

A change in interest rate would have increased (decreased) profit or loss by the amounts shown below:

	December 31,
	2017	2016
	Profit or loss	Profit or loss
	€ in thousands
Increase of 1%	804	864
Increase of 3%	2,473	2,587
Decrease of 1%	(863)	(857)
Decrease of 3%	(2,532)	(2,581)

F.	Fair value

(1)	Fair values versus carrying amounts

The carrying amounts of certain financial assets and liabilities, including cash and cash equivalents, other accounts receivables, pledged deposits, financial derivatives credit from banks and trade payables and other accounts payables are the same or proximate to their fair value.

The fair values of the other financial liabilities, together with the carrying amounts shown in the statement of financial position, are as follows:

	December 31, 2017
		Fair value
	Carrying				Valuation techniques for	Inputs used to
	amount	Level 1	Level 2	Level 3	determining fair value	determine fair value
	€ in thousands
Non-current liabilities:
Debentures	57,631	60,518	-	-
Loans from banks and others (including current maturities)	44,864	-	45,561	-	Future cash flows by the market interest rate on the date of measurement.	Discount rate of Euribor+ 2.53% and 4.65% Linkage to Consumer price index in Israel
Finance lease obligations (including current maturities)	4,020	-	4,209	-	Future cash flows by the market interest rate on the date of measurement.	Discount rate of Euribor+ 2.85%
	106,515	60,518	49,770	-

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2017

Note 21 - Financial Instruments (cont’d)

F.	Fair value (cont'd)

(1)	Fair values versus carrying amounts (Cont'd)

	December 31, 2016
		Fair value
	Carrying				Valuation techniques for	Inputs used to
	amount	Level 1	Level 2	Level 3	determining fair value	determine fair value
	€ in thousands
Non-current liabilities:
Debentures	33,806	36,542	-	-
Loans from banks and others (including current maturities)	17,737	-	18,334	-	Future cash flows by the market interest rate on the date of measurement.	Discount rate of Euribor+ 2.53%
Finance lease obligations (including current maturities)	4,388	-	4,388	-	Future cash flows by the market interest rate on the date of measurement.	Discount rate of Euribor+ 2.85%
	55,931	36,542	22,722	-

(2)	Interest rates used for determining fair value

The interest rates used to discount estimated cash flows, when applicable, are based on the government yield curve at the reporting date plus an adequate credit spread, and were as follows:

December 31
	2017		2016
%
Non-current liabilities:
Loans from banks	Euribor+ 2.53%		Euribor+ 2.53%
Loans from banks	4.65% Linkage to Consumer price index in Israel		-
Finance lease obligations	Euribor+ 2.85%		Euribor+ 2.85%

(3)	Fair values hierarchy

The financial instruments presented at fair value are grouped into classes with similar characteristics using the following fair value hierarchy which is determined based on the source of data used in the measurement:

Level 1	-	Quoted prices (unadjusted) in active markets for identical assets or liabilities.
Level 2	-	Inputs other than quoted prices included within Level 1 that are observable either directly or indirectly.
Level 3	-	Inputs that are not based on observable market data (unobservable inputs).

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2017

Note 21 - Financial Instruments (cont’d)

F.	Fair value (cont'd)

(3)	Fair values hierarchy (Cont'd)

	December 31, 2017
	Level 1	Level 2	Level 3	Total	Valuation techniques for
	€ in thousands				determining fair value
Income receivable in connection with the Erez electricity pumped storage project (see Note 6)	-	-	1,249	1,249
The fair value of the income receivable in connection with the Erez electricity pumped storage project was calculated according to the cash flows expected to be received in 4.5 years following the financial closing of the project, discounted at a weighted interest rate of 2.36% reflecting the credit risk of the debtor.

Marketable securities	-	5,412	-	5,412	Market price
Forward contracts	-	2,650	-	2,650
Fair value measured on the basis of discounting the difference between the forward price in the contract and the current forward price for the residual period until redemption using market interest rates appropriate for similar instruments, including the adjustment required for the parties’ credit risks.

Swap contracts	-	539	-	539
Fair value is measured by discounting the future cash flows, over the period of the contract and using market interest rates appropriate for similar instruments, including the adjustment required for the parties’ credit risks.

Currency swap	-	1,244	-	1,244
Fair value is measured by discounting the future cash flows, over the period of the contract and using market interest rates appropriate for similar instruments, including the adjustment required for the parties’ credit risks.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2017

Note 21 - Financial Instruments (cont’d)

F.	Fair value (cont'd)

(3)	Fair values hierarchy (Cont'd)

	December 31, 2016
	Level 1	Level 2	Level 3	Total	Valuation techniques for
	€ in thousands				determining fair value
Income receivable in connection with the Erez electricity pumped storage project (see Note 6)	-	-	1,265	1,265
The fair value of the income receivable in connection with the Erez electricity pumped storage project was calculated according to the cash flows expected to be received in 4.5 years following the financial closing of the project, discounted at a weighted interest rate of 2.36% reflecting the credit risk of the debtor.

Option to require additional shares in investee	-	-	*	-
Marketable securities	-	972	-	972	Market price
Forward contracts	-	48	-	48
Fair value measured on the basis of discounting the difference between the forward price in the contract and the current forward price for the residual period until redemption using market interest rates appropriate for similar instruments, including the adjustment required for the parties’ credit risks.

Swap contracts	-	(2,758)	-	(2,758)
Fair value is measured by discounting the future cash flows, over the period of the contract and using market interest rates appropriate for similar instruments, including the adjustment required for the parties’ credit risks.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2017

Note 21 - Financial Instruments (cont’d)

F.	Fair value (cont'd)

(4)	Level 3 financial instruments carried at fair value

The table hereunder presents reconciliation from the beginning balance to the ending balance of financial instruments carried at fair value in level 3 of the fair value hierarchy:

Financial assets
Income receivable in connection with the Erez electricity
pumped storage project
€ in thousands
Balance as at December 31, 2015	1,148

Total income recognized in profit or loss	56
Exercise of first option to acquire additional shares	-
Foreign Currency translation adjustments	61

Balance as at December 31, 2016	1,265

Total income recognized in profit or loss	17
Exercise of second option to acquire additional shares	-
Foreign Currency translation adjustments	(33)

Balance as at December 31, 2017	1,249

Receivable from concession project
Income receivable in connection with the concession project
€ in thousands

Balance as at October 18, 2017	28,927

Total income recognized in profit or loss	793
Proceeds from receivable from concession project	(738)
Foreign Currency translation adjustments	29

Balance as at December 31, 2017	29,011

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2017

Note 22 - Segments Information

The Company's chief operating decision maker (CODM) reviews internal management reports on a consolidated basis. The Company has only one strategic business unit.

Geographical information

The Company is domiciled in Israel and it operates in Israel, Italy and in Spain through its subsidiaries that own seventeen PV Plants, in the Netherlands through its subsidiaries that own anaerobic digestion plants  and also in Israel through Dori Energy.

The following table lists the revenues from the Company's operations in Israel, the Netherlands, Italy and Spain:

	For the year ended December 31
	2017	2016	2015
	€ in thousands
Israel	183	-	-
The Netherlands	303	-	-
Italy	10,143	8,919	9,567
Spain	3,007	2,713	2,879
Total income	13,636	11,632	12,446

The following table lists the fixed assets, net from the Company's operation:

	For the year ended December 31
	2017	2016
	€ in thousands
Israel	22	30
Netherland	15,046	5,081
Italy	48,555	52,122
Spain	15,214	16,041
Total fixed assets, net	78,837	73,274

Major customers

Revenues are mainly derived from one customer in each of the Israeli, Italian and Spanish subsidiaries (government agencies).

Dorad Energy Ltd.

Financial Statements

As at December 31, 2017

Dorad Energy Ltd.

Financial Statements as at December 31, 2017

Contents

Somekh Chaikin
KPMG Millennium Tower
17 Ha’arba’a Street, PO Box 609
Tel Aviv 61006, Israel
+972 3 684 8000

Auditors' Report to the Shareholders of
Dorad Energy Limited

We have audited the accompanying statements of financial position of Dorad Energy Limited ("the Company") as of December 31, 2017 and 2016 and the statements of profit and loss, statements of changes in equity and statements of cash flows, for each of the three years, the last of which ended December 31, 2017. These financial statements are the responsibility of the Company's Board of Directors and Management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Israel, including standards prescribed by the auditors Regulations (Manner of Auditor's Performance) - 1973. Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Board of Directors and by Management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016 and its results of operations, changes in equity and cash flows, for each of the three years, the last of which ended December 31, 2017, in conformity with International Financial Reporting Standards (IFRS) and in with the provisions of the Securities Regulations (Annual Financial Statements), 2010.

/s/ Somekh Chaikin
Somekh Chaikin
Certified Public Accountants (Isr.)
Member Firm of KPMG International

February 28, 2018

Dorad Energy Ltd.

Statements of Financial Position

		December 31	December 31
		2017	2016
	Note	NIS thousands	NIS thousands
Current assets
Cash and cash equivalents	4	184,182	80,967
Trade receivables		330,397	294,351
Other receivables	5	83,289	37,174
Total current assets		597,868	412,492

Non-current assets
Restricted deposit	11A1B	405,306	411,574
Prepaid expenses	11A2, 11A5	43,821	45,938
Fixed assets	6	4,009,008	4,170,151
Intangible assets		6,097	8,551
Total non-current assets		4,464,232	4,636,214

Total assets		5,062,100	5,048,706

Current liabilities
Current maturities of loans from banks	7	203,819	197,389
Current maturity of loans from related parties	9	140,464	80,000
Trade payables		415,798	293,613
Other payables	8	5,649	9,152
Financial derivatives		1,191	-
Total current liabilities		766,921	580,154

Non-current liabilities
Loans from banks	7	3,187,873	3,367,832
Loans from related parties	9	54,764	151,638
Provision for dismantling and restoration		36,239	35,700
Deferred tax liabilities, net	10	89,298	65,618
Liabilities for employee benefits, net		160	160
Total non-current liabilities		3,368,334	3,620,948

Equity	12
Share capital		11	11
Share premium		642,199	642,199
Capital reserve for activities with controlling shareholders		3,748	3,748
Retained earnings		280,887	201,646

Total equity		926,845	847,604

Total liabilities and equity		5,062,100	5,048,706

/s/ Erez Halfon	/s/ Eli Asulin	/s/ David Bitton
Erez Halfon	Eli Asulin	David Bitton
Chairman of the	Chief Executive Officer	Chief Financial Officer
Board of Directors

Date of approval of the financial statements: February 28, 2018

The accompanying notes are an integral part of the financial statements.

Dorad Energy Ltd.

Statements of Profit or Loss

		Year ended December 31,
		2017	2016	2015
	Note	NIS thousands	NIS thousands	NIS thousands

Revenues		2,523,263	2,299,565	2,356,832

Operating costs of the power plant
Energy costs		616,221	550,401	613,689
Electricity purchase and infrastructure services		1,212,431	1,104,826	1,000,947
Depreciation and amortization		208,705	209,057	209,953
Other operating costs		122,345	141,132	149,808

Total cost of power plant		2,159,702	2,005,416	1,974,397

Profit from operating the power plant		363,561	294,149	382,435

General and administrative expenses	13	18,712	19,178	25,681

Operating profit		344,849	274,971	356,754

Financing income		3,195	7,025	476
Financing expenses		245,122	226,054	216,808

Financing expenses, net	14	241,927	219,029	216,332

Profit before taxes on income		102,922	55,942	140,422

Taxes on income	10	23,681	4,736	37,607

Profit for the year		79,241	51,206	102,815

The accompanying notes are an integral part of the financial statements.

Dorad Energy Ltd.

Statements of Changes in Equity

			Capital
			reserve for
			activities with
		Share	controlling	Retained
	Share capital	premium	shareholders	earnings	Total equity
	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands
For the year ended December 31, 2017

Balance as at January 1, 2017	11	642,199	3,748	201,646	847,604

Profit for the year	-	-	-	79,241	79,241

Balance as at December 31, 2017	11	642,199	3,748	280,887	926,845

For the year ended December 31, 2016

Balance as at January 1, 2016	11	642,199	3,748	150,440	796,398

Profit for the year	-	-	-	51,206	51,206

Balance as at December 31, 2016	11	642,199	3,748	201,646	847,604

For the year ended December 31, 2015

Balance as at January 1, 2015	11	642,199	3,748	47,625	693,583

Profit for the year	-	-	-	102,815	102,815

Balance as at December 31, 2015	11	642,199	3,748	150,440	796,398

The accompanying notes are an integral part of the financial statements.

Dorad Energy Ltd.

Statements of Cash Flows

	Year ended December 31,
	2017	2016	2015
	NIS thousands	NIS thousands	NIS thousands
Cash flows from operating activities:
Profit for the year	79,241	51,206	102,815
Adjustments:
Depreciation, amortization and fuel consumption	286,542	238,484	237,295
Taxes on income	23,681	4,736	37,607
Financing expenses, net	241,927	219,029	216,332
	552,150	462,249	491,234

Change in trade receivables	(35,465)	(14,761)	49,693
Change in other receivables	(84,857)	(5,179)	(20,876)
Change in trade payables	123,045	48,807	(129,385)
Change in other payables	(2,669)	677	(6,842)
Change in employee benefits, net	-	-	55
	54	29,544	(107,355)

Net cash provided by operating activities	631,445	542,999	486,694

Cash flows from investing activities:
Proceeds from (payment for) settlement of financial derivatives	(10,596)	(2,017)	9,609
Release of pledged deposits	-	29,486	38,679
Insurance proceeds in respect of damage to fixed asset	38,742	-	-
Investment in long-term restricted deposits	(34,000)	(143,891)	(135,000)
Release of long-term restricted deposit	25,790	70,000	-
Long-term prepaid expenses	-	(1,056)	-
Investment in fixed assets	(121,361)	(25,415)	(447,338)
Investment in intangible assets	(413)	(2,804)	(1,767)
Interest received	1,268	624	115

Net cash used in investing activities	(100,570)	(75,073)	(535,702)

Cash flows from financing activities:
Receipt of long-term loans from related parties	-	16,689	23,208
Receipt of long-term loans from banks	-	242,772	318,100
Repayment of loans from related parties	(39,628)	(147,219)	-
Repayment of loans from banks	(161,668)	(143,896)	(105,121)
Interest paid	(227,530)	(408,071)	(206,032)

Net cash provided by (used in) financing activities	(428,826)	(439,725)	30,155

Net increase (decrease) in cash and cash equivalents	102,049	28,201	(18,853)

Effect of exchange rate fluctuations on cash and cash equivalents	1,166	872	(1,031)
Cash and cash equivalents at beginning of year	80,967	51,894	71,778

Cash and cash equivalents at end of year	184,182	80,967	51,894

The accompanying notes are an integral part of the financial statements.

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2017

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
Edelcom Ltd. (hereinafter – Edelcom) – 18.75%

B.          Definitions

In this financial statement

•	Related party as defined in international accounting standard (2009) 24 regarding related parties.
•	Interested parties as defined in paragraph 1 of the definition of “interested parties” in a cooperation section 1 of the securities law 1968.

C.	Licenses and legal environment

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

2.
On July 9, 2014 and on June 1, 2015, the company submitted to the High Court two petitions against the Public Utilities Authority - Electricity (“PUA”) and the Israeli Electric Corporation Ltd. ("IEC") in view of the PUA’s intention to make a decision which includes, inter alia, to require the private electricity producers to pay IEC a general tariff which referred to by the PUA as “system costs”. The Company’s claims which were raised in the petitions were, inter alia, that the decision is contrary to the explicit instructions of the Electricity Sector Law, 1996, with respect to the manner of determining tariffs by the PUA, also, it has the potential to change the rules of the game established by the PUA and in addition severely undermines the principle of reliance of the Company, the financing entities and other third parties who relied on the information and activities of the PUA.

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2017

Note 1 – General (cont’d)

C.            Licenses and legal environment (cont’d)

2.	(cont’d)

In addition, the company claimed that the PUA did not provide the Company data, information and calculations that were in its possession when determining the rate of system cost, without which the Company is not able to fully and completely examine the proposed decision and the tariffs proposed therein, and it is not able to raise all of its contentions in connection therewith.

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

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2017

Note 1 – General (cont’d)

C.            Licenses and legal environment (cont’d)

3.	(cont’d)

On December 19, 2016 the PUA published a summary decision regarding “Electricity Rates for Customers of IEC in 2016” which in accordance the average production component was reduced by about 0.5% as from January 1, 2017 and will remain in effect to the end of 2017. The effect of this update on the report was negligible.

In addition, it was stated in the decision that during 2017 the Electricity Authority intends to implement a new methodology adapted to the current market structure. A decision has not yet been made as of the publication of the report.

On January 15, 2018 the PUA published a decision regarding “Electricity Rates for Customers of IEC in 2018” which in accordance the average production component will increase by about 6% from January 15, 2018 and will remain in effect to the end of 2018.

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2017

Note 2 -  Basis of Preparation

A.            Declaration of compliance with international financial reporting standards.

The financial statements have been prepared by the Company, in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.

The financial statements were authorized for issue by the Company’s Board of Directors on February 28, 2018.

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

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2017

Note 2 -  Basis of Preparation (cont’d)

D.            Use of estimates and judgments (cont’d)

Information about assumptions made by the Company with respect to the future and other reasons for uncertainty with respect to estimates that have a significant risk of resulting in a material adjustment to carrying amounts of assets and liabilities in the next financial year.

Useful lives of fixed assets and residual value
On May 19, 2014 the construction of the power plant was completed and is available for use as of this date and therefore as of this date, the depreciation of the power plant began. Accordingly, the Company examined the useful life of each significant item of fixed assets as described in Note 3C below considering the expected residual value at the end of the useful life. The estimated residual value, depreciation method and useful life, will be evaluated by the Company, as of the date of depreciation and an update will be made if necessary. Regarding the change in the useful life of the maintenance component in the fixed assets see note 11(15).

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

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2017

Note 3 -  Significant Accounting Policies

A.            Foreign currency transactions

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

Non-derivative financial assets include accounts receivables, other accounts receivable and restricted deposits.

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

Loans and receivables
Loans and receivables include cash and cash equivalents, restricted deposits, trade receivables and other receivables. Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are recognized initially at fair value plus any directly attributable transaction costs. After initial recognition loans and receivables are measured at amortized cost using the effective interest method, less any impairment losses.

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2017

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

The Company holds derivative financial instruments for the purpose of economic hedging (not accounting hedging) against foreign currency risks. Changes in the fair value of such derivatives are recognized in profit or loss under financing income or expenses.

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

Notes to the Financial Statements as at December 31, 2017

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

When major parts of a fixed asset item (including costs of major periodic inspections) have different useful lives, they are accounted for as separate items (major components) of fixed assets. Gains and losses on disposal of a fixed asset item are determined by comparing the proceeds from disposal with the carrying amount of the asset and are recognized net within “other income” or “other expenses”, as relevant, in profit or loss.

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

Notes to the Financial Statements as at December 31, 2017

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

Notes to the Financial Statements as at December 31, 2017

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

Notes to the Financial Statements as at December 31, 2017

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

H.            Indemnification Asset

The Company recognized an indemnification asset if it is certain that the indemnification does not exceed the amount of the provision.

I.	Revenues

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

J.	Taxes on Income

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

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2017

Note 3 -  Significant Accounting Policies (cont’d)

K.            Defined contribution plans

A defined contribution plan is a post-employment benefit plan under which an entity pays fixed contributions into a separate entity and has no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution pension plans are recognized as an expense in profit or loss in the periods during which related services are rendered by employees.

L.            Leased assets

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

M.	Financing income and expenses

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

N.            Transactions with controlling shareholder

Assets and liabilities included in a transaction with a controlling shareholder are measured at fair value on the date of the transaction. As the transaction is on the equity level, the Company includes the difference between the fair value and the consideration from the transaction in its equity.

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2017

Note 3 -  Significant Accounting Policies (cont’d)

O.	New standards and interpretations not yet adopted

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

The Company intends to adopt the Standard as of January 1, 2019 in the cumulative effect approach, while adjusting the retained earnings as at January 1, 2019.

Material changes and expected effects:
It should be noted that the information regarding the effects of the initial implementation of the Standard constitutes an initial assessment of the Company and it is possible that an update will be required in respect of the issues identified below with progress in examining the implications of implementing the Standard. In addition, the company examines the expected effects of the implementation of the Standard, the company is unable at this stage to reliably estimate the quantitative impact on its financial statements.

 The Company estimates that it is expected to have a material effect on the financial statements on the following matters:
•	An increase in non-current assets and in financial liabilities.
•	An increase in operating profit and financing expenses.
•	Increase in operating cash flow and decrease in cash flow from financing activities.

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2017

Note 4 -  Cash and Cash Equivalents

	December 31
	2017	2016
	NIS thousands	NIS thousands
Balance in banks	6	6
Deposits on demand (*)	184,176	80,961

	184,182	80,967

(*)          Deposits on demand bear interest rate of 0.1%.

Note 5 -  Other Receivable

	December 31
	2017	2016
	NIS thousands	NIS thousands
Government institutions	6,656	262
Receivables for warranty and insurance	55,921	25,751
Advances to suppliers and prepaid expenses	20,712	11,161

	83,289	37,174

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2017

Note 6 - Fixed Assets

A.            Composition

		Furniture	Leasehold
	Power plant	and equipment	improvements	Total
	NIS thousands
Cost
Balance as at January 1, 2016	4,739,535	2,393	736	4,742,664
Additions	16,882	103	-	16,985
Disposals	(26,174)	-	-	(26,174)
Balance as at December 31, 2016	4,730,243	2,496	736	4,733,475
Additions	128,513	42	-	128,555
Disposals	(59,190)	-	-	(59,190)
Balance as at December 31, 2017	4,799,566	2,538	736	4,802,840

Depreciation
Balance as at January 1, 2016	354,555	1,020	118	355,693
Additions	233,050	682	73	233,805
Disposals	(26,174)	-	-	(26,174)
Balance as at December 31, 2016	561,431	1,702	191	563,324
Additions	251,294	347	74	251,715
Disposals	(21,207)	-	-	(21,207)
Balance as at December 31, 2017	791,518	2,049	265	793,832
Carrying amounts
As at January 1, 2016	4,384,980	1,373	618	4,386,971
As at December 31, 2016	4,168,812	794	545	4,170,151
As at December 31, 2017	4,008,048	489	471	4,009,008

B.            Security

See Note 11C regarding a lien on the Company’s assets that serves as security for the liabilities of the Company and the shareholders.

C.            Acquisition of fixed assets on credit

In 2017 the company purchased fixed assets with credit in the amount of NIS 10 million. In addition, the company paid NIS 3 million for fixed assets purchased with credit in previous years (In 2016 the company paid NIS 8 million for fixed assets purchased with credit in previous years).

D.            Provision for restoration and dismantling

Changes in the time value of the provision on the books are recognized within financing expenses.

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2017

Note 7 -  Loans from Banks

Presented hereunder are contractual terms of the bank loans of the company and its carrying amounts. For further information regarding the company’s exposure to interest rate risks and liquidity risks see Note 14 – financial instruments.

Details regarding interest rates and linkage*

			Carrying amount as at December 31
Currency and
	linkage base	Effective interest	2017	2016
		%	NIS thousands	NIS thousands
Loans from banks	CPI-linked	5.58%-5.77%	3,391,692	3,565,221
Less current maturities (including interest as at December 31)	NIS		(203,819)	(197,389)

			3,187,873	3,367,832

*   See also Note 11A(1) regarding credit terms and financial covenants.

Note 8 -  Other Payables

	December 31
	2017	2016
	NIS thousands	NIS thousands
Governmental institutions	-	72
Accrued expenses (*)	4,555	5,790
Other payables	1,094	3,290

	5,649	9,152

(*) Including other payables due to related and interested parties	680	4,140

Note 9 -  Loans from Related Parties

	December 31
	2017	2016
	NIS thousands	NIS thousands
Shareholders (1)
Eilat-Ashkelon Infrastructure Services Ltd. (2)	74,011	85,680
Zorlu Enerji Elektrik Uretim A.S. (2)	46,176	59,344
U. Dori Energy Infrastructure Ltd. (2)	36,809	42,663
Edelcom Ltd. (2)	38,232	43,951
	195,228	231,638
Less current maturities (2)	(140,464)	(80,000)

	54,764	151,638

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2017

Note 9 - Loans from Related Parties (cont’d)

1.
In accordance with the agreement regarding the subordinated shareholders’ loans, the loans bear interest at the rate of 10% and are linked to the CPI. As at December 31, 2017, the amount of loans received including accrued interest is NIS 1,168 million, of which an amount of NIS 642 million was converted to equity during 2011-2013. The remaining balance is expected to be repaid in the future subject to compliance with financial covenants as specified in the financing agreements. See Note 11A(1)(a).

2.
According to the financing agreements, two years after the date of commercial operation, and subject to the Company’s compliance with financial covenants and other commitments as specified in the agreement, it will be possible to repay shareholders’ loans. During 2017 the company repaid amount of NIS 50 million, NIS 11 million is repayment of interest and linkage differentials and the remaining balance of NIS 39 million is principle repayment. During 2016 the Company repaid amount of NIS 346 million out of approved amount of NIS 350 million and the remaining balance was repaid during 2017 (out of the approved amount NIS 204 million is repayment of interest and linkage differentials and the remaining balance of NIS 146 million is principle repayment). The Company expects to comply with the financial covenants and commitments provided in the financing agreements, and accordingly, after the report date, on January 7, 2018, the company repaid a shareholders’ loans in the amount of NIS 80 million and expect to repay an additional shareholders loan in the amount of NIS 60 million. Considering the above, the Company classified NIS 140 million as current maturities in the financial statements as at December 31, 2017

Note 10 - Income Tax

A.            Details regarding the tax environment of the Company

(1)	Presented hereunder are the tax rates relevant to the Company in the years 2015-2018:
2015 – 26.5%
2016 – 25%
2017 – 24%
2018 – 23%

On January 4, 2016 the Knesset plenum passed the Law for the Amendment of the Income Tax Ordinance (Amendment 216) - 2016, by which, inter alia, the corporate tax rate would be reduced by 1.5% to a rate of 25% as from January 1, 2016.

As a result of the reduction in the tax rate to 25%, the deferred tax balances as at January 4, 2016 were calculated according to the new tax rate specified in the Law for the Amendment of the Income Tax Ordinance, at the tax rate expected to apply on the date of reversal.

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

As a result of the reduction in the tax rate to 23% in two steps, the deferred tax balances as at December 31, 2017 were calculated according to the new tax rate specified in the Economic Efficiency Law (Legislative Amendments for Achieving Budget Objectives in the Years 2017 and 2018), at the tax rate expected to apply on the date of reversal.

Deferred taxes for the reported periods are calculated according to the tax rates presented above.

Note 10 - Income Tax (cont’d)

A.	Details regarding the tax environment of the Company (cont’d)

(2)
On January 12, 2012 Amendment 188 to the Income Tax Ordinance (New Version) – 1961 (hereinafter – “the Ordinance”) was published in the Official Gazette. The amendment amended Section 87A to the Ordinance, and provides a temporary order whereby Accounting Standard No. 29 “Adoption of International Financial Reporting Standards (IFRS)” that was issued by the Israel Accounting Standards Board shall not apply when determining the taxable income for the tax years 2010-2011 even if this standard was applied when preparing the financial statements (hereinafter – “the Temporary Order”). On July 31, 2014 Amendment 202 to the Ordinance was issued, by which the Temporary Order was extended to the 2012 and 2013 tax years.

(3)	The Company is an “Industrial Company” as defined in the Encouragement of Industry (Taxes) 1969 and accordingly is entitled to certain benefits including accelerated depreciation.

B.            Composition of income tax expense

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2017	2016	2015
	NIS thousands	NIS thousands	NIS thousands

Deferred tax expense	23,681	4,736	37,607

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2017

Note 10 - Income Tax (cont’d)

C.	Deferred tax liabilities and assets recognized

The deferred taxes are calculated using the tax rate expected to apply when reversed as described above. Changes in the tax liabilities and assets are attributed to the following items:

		Provisions
		and other
		timing	Tax losses
	Fixed assets	differences	carried forward	Total
	NIS thousands
Balance of deferred tax asset (liability) as at January 1, 2016	(251,417)	13,452	177,084	(60,881)

Changes recognized in the profit and loss statements	(146,564)	(3,096)	135,768	(13,890)
impact of decrease in tax rate	44,931	(1,525)	(34,250)	9,154
	(101,633)	(4,621)	101,518	(4,736)
Balance of deferred tax asset (liability) as at December 31, 2016	(353,050)	8,830	278,602	(65,617)

Changes recognized in the profit and loss statements	(135,287)	574	110,002	(24,711)
Impact of decrease in tax rate	5,636	(23)	(4,583)	1,030
	(129,651)	551	105,419	(23,681)
Balance of deferred tax asset (liability) as at December 31, 2017	(482,701)	9,382	384,021	(89,298)

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2017

Note 10 - Income Tax (cont’d)

D.            Reconciliation between the theoretical tax on the pre-tax profit and the tax expense.

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2017	2016	2015
	NIS thousands	NIS thousands	NIS thousands

Profit before taxes on income	102,922	55,942	140,422

Statutory tax rate of the company	24%	25%	26.5%

Tax calculated according to the Company’s statutory tax rate	24,701	13,985	37,212

Impact of decrease in tax rate	(1,030)	(9,154)	-

Non-deductible expenses and others	10	(95)	395

Income tax expense	23,681	4,736	37,607

E.	Tax losses carried forward

The total amount of forward losses from business as at December 31, 2017 is about NIS 1,669 million (as of December 31 2016 – NIS 1,217 million). The Company has recorded deferred taxes in respect of these losses because it expects the exploitation against taxable incomes will be created in the foreseeable future.

F.	Tax assessments

The Company has not yet received tax assessments since its establishment. Although, the company has final tax assessments up to and including the year ended December 31, 2013  (subject to the limitations prescribed by law).

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2017

Note 11 - Contingent Liabilities, Commitments and Guarantees

A.	Commitments

1.	Financing agreements

On November 29, 2010 (hereinafter: “the Financial Closing Date”), the Company signed a financing agreement and several related agreements with Bank Hapoalim Ltd. as the financial organizer, Clal Credit and Financing Ltd. from the Clal Insurance Enterprises Holdings Ltd. Group as the organizer of the institutional consortium as well as the bank and institutional investors consortium (hereinafter: “the Financing Parties”) to provide financing in the amount of up to NIS 3,850 million linked to CPI, though not more than 80% of the costs of the construction of a power plant for generating electricity in Ashkelon, subject to the terms of the provisions of the financing agreement and the related agreements (hereinafter: “the Financing Agreements”). Likewise, bank guarantees will be provided to third parties according to the project documents. The financing agreement includes representations and warranties concerning the Company and the project where breaching these representations and warranties is likely to lead, inter alia, to the demand for immediate repayment of the outstanding credit and/or a breach of its obligations and/or to the cancellation of the license.
Accordingly, the Company is required to comply the following debt coverage:

1.	The Company is required to maintain a debt coverage ratio of 1.10:1 over two consecutive calculation periods, and a debt coverage ratio of 1.05:1 over the entire calculation period.

2.	The Company is required to maintain a minimal loan life coverage ratio of 1.10:1.

As at December 31, 2017, in accordance with the expected Company cash flow, the Company is in compliance with the above coverage ratios.

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

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2017

Note 11 - Contingent Liabilities, Commitments and Guarantees (cont’d)

A.            Commitments (cont’d)

1.	Financing agreements (cont’d)

a.	Capital Injection Agreement and a Subordinated Loan Agreement (cont’d)

The Capital Infusion Agreement includes representations and obligations with regards to the shareholders and the project where their breach is likely to lead, inter alia, to the demand for immediate repayment of the outstanding credit and/or a breach of the Company’s obligations and/or to the cancellation of the license. According to the Subordinated Loan Agreement, any shareholder loan will be linked to the CPI and bear interest at an annual rate of 10%. In addition, it was agreed that any distribution to the shareholders, including loans repayment, will be subject to the compliance of the company with the financial covenants as described in the financial agreement (see Note 9). During the period of this statement there was no change in the relative holdings of the shareholders. Within the framework of the financing agreement, there is a lien on all of the issued share capital of the Company in favor of Poalim Trust Services Ltd., as the trustee of the Financing Parties.

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

As at December 31, 2017, the Company deposited in the debt service reserve an amount of NIS 200 million, an amount of NIS 60 million in the major maintenance fund and an amount of NIS 130 million in the distribution fund, an amount of NIS 15 million in the fines and regulation fund. These amounts are classified in the statement of financial position as “long‑term restricted deposits”.

2.             Agreement to lease land under operating lease

In 2008 an agreement was signed between the Company and EAIS for the lease of 74.5 dunams of land for the power plant, for a period of 24 years and 11 months from the date of its operation. Also, in 2008, the Company participated in this payment and transferred to EAIS the amount of NIS 3,047 thousand in respect of its relative share in the lease period which were paid by EAIS to ILA. This amount is classified as “long‑term prepaid expenses” and is amortized over the lease period.

During 2010 the Company signed on addendum to the land sub-lease agreement. According to the addendum to the agreement, in exchange for the lease of the lands designated for the project, an annual payment of NIS 3,705 thousand will be paid for a period of 25 years. See also Note 16.

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2017

Note 11 - Contingent Liabilities, Commitments and Guarantees (cont’d)

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

In December 2017 a direct agreement was signed between the company and EZOM which replaced EAPPS. The agreement terms are the same as the agreement with EAPPS.

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2017

Note 11 - Contingent Liabilities, Commitments and Guarantees (cont’d)

A.	Commitments (cont’d)

5.	Gas Pipeline Agreement

On November 25, 2010, the Company signed a standard agreement approved by the Gas Authority according to which in accordance the government company Israel Natural Gas Lines Ltd. (“INGL”) connected the power plant to the natural gas pipeline. Dorad paid connection fees in the amount of NIS 47 million which was recognized as prepaid expenses classified under non-current assets and will be amortized over the operating period. In addition, according to the agreement, Dorad is obligated to pay INGL a payment in respect of the pipe capacity commencing on the date that the connection is completed. In addition, Dorad is obligated to pay a variable payment for the gas flowing through the pipeline.

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

EAPC are the Controller - of Eilat Ashkelon Infrastructure Services Ltd. who are an interested party and related party, see Note 16.

7.	Agreement to purchase natural gas

On October 15, 2012 the Company entered into an agreement with the partners in the Tamar license (“Tamar”) by which, subject to the fulfillment of suspense conditions provided in the agreement, the Company will purchase natural gas from Tamar for operating the power plant it is constructing in Ashkelon.

The Company is committed to purchase gas from the flow date, as it defined in the agreement. As at December 31, 2014 the amount of the obligation is estimated at NIS 100,800 million. This obligation was not recognized in the Company’s books. Nevertheless, according to the agreement, if the Company did not use the minimum quantity of gas as committed, it shall be entitled to consume this quantity every year during the three following years and this is in addition to the minimum quantity of gas the company is committed to.

On April 30, 2015 the Company received a notification from Tamar whereby the “interim period”, as defined in the agreement, began on May 5, 2015. Pursuant to the agreement, during the interim period supply of the gas to the Company will be subject to the quantities of the natural gas that will be available to Tamar at that time after supply of natural gas to other customers of Tamar with which contracts were signed for supply of natural gas prior to the signing of the agreement with the Company. The interim period will end when Tamar completes, should it ultimately complete, a project for expansion of the supply capacity of a system for treatment and transfer of natural gas from the Tamar reserve, upon existence of the preconditions detailed in the agreement. In the Company’s estimation, the impact of Tamar’s notification on its activities is not expected to be significant.

On November 26, 2016 the company received notification from Tamar whereby the interim period end in September 30, 2020.

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2017

Note 11 - Contingent Liabilities, Commitments and Guarantees (cont’d)

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

9.	Property tax assessments in respect of the station

In April 2014, the Company received a property tax assessment from Ashkelon Municipality for the years 2012-2014 in the amount of NIS 17,633 thousand including interest and linkage in the amount of NIS 2,487 thousand. It should be noted that the main assessments amount and interest expenses and linkage, refer to the period in which the Company had not yet received a completion of building permit. After negotiations for a compromise between the Company and the Municipality of Ashkelon, the parties reached a compromise whereby in exchange for the payment agreed upon in the compromise, all of the Municipality’s charges will be discharged for periods up to the end of 2015, and the final annual amount was also determined for the period up to and including 2025. The compromise amount was paid during the final quarter of 2015.

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2017

Note 11 - Contingent Liabilities, Commitments and Guarantees (cont’d)

A.            Commitments (cont’d)

10.          Claims by Dori Energy, Zorlu and Edelcom

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

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2017

Note 11 - Contingent Liabilities, Commitments and Guarantees (cont’d)

A.            Commitments (cont’d)

10.          Claims by Dori Energy, Zorlu and Edelcom (cont’d)

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

On December 27, 2016, following a negotiation between the parties, an arbitration agreement has been signed between the parties which in accordance, it was agreed to transfer the proceeding to arbitration and on January 3, 2017 The Representatives filed a motion to cancel the proceedings which was approved by the Supreme Court on January 8, 2017.

On April 30, 2017, Zorlu sent a third party notice to the Company, Dori Energy and Dori Group, according to which, to the extent Dori Energy claim is accepted, it will comply with all the rights it had in connection with its right to construct the power plant, including the right to the profits it was supposed to receive under this construction in such a manner that the third parties They would owe Zorlu.

In the Company's estimation, based on the opinion of its legal counsel, at this stage cannot intelligently assess the results of the arbitration proceedings.

b)	A letter from Zorlu

On December 27, 2015 the Company received a letter from the representatives of Zorlu that is addressed to the Company’s board of directors (hereinafter: “Zorlu’s letter”). Most of Zorlu’s letter refers to the execution of civil engineering work in a project of Dorad by the Amos Luzon  group Ltd. and U. Dori Construction Ltd. (hereinafter and together: “Dori”) whose services were retained by the EPC contractor. According the letter of Zorlu, Dori did not fulfill its commitments regarding execution of the civil engineering work in Dorad’s project which resulted in delays in construction of the power station. Zorlu is requesting that the Company exercise its legal rights against Dori and the representatives, and insofar as its requests do not receive a positive reply, Zorlu plans to file a motion for approval of a derivative claim.

On February 3, 2016 the Company replied to Zorlu’s letter and advised that it requires an additional period beyond that prescribed in the law to examine the matters referred to in Zorlu’s letter. Zorlu replied that it agrees to the Company’s request for additional time.

This application was added to the arbitration process. See section (d) below.

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2017

Note 11 - Contingent Liabilities, Commitments and Guarantees (cont’d)

A.	Commitments (cont’d)

10.          Claims by Dori Energy, Zorlu and Edelcom (cont’d)

c)	Petition to Approve a Derivative Claim filed by Edelcom

On July 25, 2016, Edelcom submitted an application for approval of a derivative claim on behalf of the Company against Amos Luzon group, currently set Amos Luzon Development and Energy Ltd. (hereinafter: “the Dori Group”), Dori Energy and Ellomay Clean Energy Ltd. (hereinafter: “Ellomay”). Edelcom’s claim is about an entrepreneurship agreement that was signed on November 25, 2010 between the Company and Dori Group, pursuant to which in consideration for the management and entrepreneurship services of the power station project the Dori Group received from the Company payment in the amount of NIS 49.4 million and it undertook to continue holding, directly or indirectly, at least 10% of the Company’s share capital for a period of 12 months from the date the power station is handed over to the Company by the construction contractor (hereinafter and respectively: “the entrepreneurship agreement” and “the entrepreneurship fee”). According to Edelcom, Dori Group’s holdings in the Company are through Dori Energy, which on November 25, 2010 entered into a triangular investment agreement between Dori Energy, Ellomay and the Dori Group (hereinafter: “the Dori Energy investment agreement”).In addition, according to Edelcom, when the Dori Energy investment agreement was signed Ellomay received management rights in Dori Energy that are equal to those of the Dori Group while at the same time Ellomay formally held only 40% of the issued share capital of Dori Energy and therefore it was expected that the management rights granted to it would correspond to its holding rate in Dori Energy at that time. In view of the aforesaid, according to Edelcom the Dori Group holdings have fallen below 10% and it has therefore breached its commitment according to the entrepreneurship agreement.

On January 4 2017, following a signed arbitration agreement between the parties, a request was filed to the court by the parties for cancellation of the claim and the claim will be heard within the arbitration proceedings. In the Company's estimation, based on the opinion of its legal counsel, at this stage cannot intelligently assess the results of the arbitration proceedings.

d)	Statement of Claim filed by Edelcom

On July 27, 2016, Edelcom submitted a lawsuit against Dori Group, Dori Energy and Ellumei ("Defendants"), in respect of the transfer of company’s shares in contrary to the provisions of the shareholders' agreement signed between the Company and its shareholders on November 25, 2010 ("Shareholders Agreement"). According to Edelcom, the defendants interpreted unlawfully and in bad faith the provisions of the shareholders' agreement while contracted in investment agreement followed by an allocation of shares made in contrary to the provisions of the shareholders agreement.

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

The parties agreed that this claim will be transferred to the arbitration proceedings. In the Company's estimation, based on the opinion of its legal counsel, at this stage cannot intelligently assess the results of the arbitration proceedings.

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2017

Note 11 - Contingent Liabilities, Commitments and Guarantees (cont’d)

A.	Commitments (cont’d)

11.          Faults in production units

In 2016 damages were discovered in two of the 12 gas turbines of the Company's power plant in a manner that these turbines were temporarily got out of service. In 2017 damages were discovered in additional three gas turbines. Until the turbines are repaired, the Company leases, as necessary, alternative turbines in a manner that to the Company's estimation, the operating activity is not expected to be a materially affected. In 2016 the Company recognized an indemnification property in the amount of USD 4.4 million regarding the damaged turbines and in 2017 the Company recognized an additional indemnification property in the amount of USD 20.9 million. In 2017 the company received from the insurance company an amount of USD 12.2 million regarding these indemnification properties. The Company estimates that it has an adequate insurance coverage for the consequences of the mentioned damages and it is expected that the company will receive the full balance amount of USD 13.1 million.

After the date of the report, in January 2018, the Company received an additional USD 5.4 million from the insurance company in respect of the indemnification property.

12.          Petition of the Forum of Private Electricity Producers

On June 21, 2017, the Forum of Private Electricity Producers from Natural Gas and the State of Israel petitioned the High Court of Justice in two separate petitions against the National Labor Court, inter alia, in light of the approval by the National Labor Court allows the workers committee of IEC to take organizational measures including actions affecting the private electricity producers. On the same day the Supreme Court decided that the petitions would be heard on a consolidated basis. On July 10, 2017, the Company filed its response, in support of the Forum's petition, and joined its arguments and the requested remedies.

On July 20, 2017, a hearing was held in the Supreme Court, in which the workers committee of IEC announced that it was suspending the sanctions unilaterally for a period of 60 days in which it requested that the State and the Israel Electric Company conduct negotiations and consultations with it.

On January 4, 2018, the State submitted a notice stating that the state consultation with the IEC and the workers representatives regarding the reform in the outline of the IEC, and regarding the guidelines of the planned outline of workers’ rights, has progressed significantly but has not yet reached collective agreements. Therefore, the State requested that the dates for the filing of arguments in the case be extended for one month. On January 17, 2008 it was determined that a hearing on the petitions would be held on March 12, 2018.

At this stage of the proceedings, in which no hearing has yet been held against the conditional orders, it is not possible to assess the chances of the petitions.

13.          Memorandum of Understanding for a possible acquisition of natural gas

On October 30, 2017, the Company signed an agreement with Energian Israel Ltd. regarding the possible acquisition of natural gas, in a cumulative volume of approximately 6 BCM over a period of 14 years, from the Karish and Tanin reserves held by them and whose completion is expected to be by the end of 2020. The agreement is subject to certain suspending conditions which as of the report date, have not yet been fulfilled.

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2017

Note 11 - Contingent Liabilities, Commitments and Guarantees (cont’d)

A.	Commitments (cont’d)

14.          PUA decision on regulating the use of fuels in the electricity sector

On June 12, 2017, the Electricity Authority reached a decision on regulating the use of fuels in the electricity sector, and within the framework of this decision it was determined that the Electricity Authority will recognize the full price of natural gas for private electricity producers with interruptible gas agreements with the gas supplier retroactively from March 2016. This decision updates the Electricity Authority's previous decision from November 5, 2012, in which the Electricity Authority decided that it would recognize only 90% of the price of natural gas for private electricity producers who purchase natural gas from the gas supplier under an interruptible agreement.

In addition, in the framework of that decision, an arrangement was set for the use of fuels for the implementation of a general loading plan whereby the system administrator should semi-annually plan the total quantity of diesel and liquid natural gas required for the electricity sector so that liquid natural gas (if required) will be allocated to the producer with the most expensive gas agreement, and diesel will be allocated according to the relative share of that facility out of the total production of dual-fuel facilities in the electricity sector in the previous calendar year. The aforesaid regulation also defines the required availability of producers for the use of diesel fuel and states that the sale of gas by the IEC to gas consumers outside of the electricity sector will not take place at times when there is a shortage of gas in the electricity sector. The Company estimates that no more extensive operation of diesel fuel is expected than in previous periods

15.          Promote turbines maintenance

In 2017, the Company decided to Promote the maintenance of the gas turbines, some of which were carried out in 2017 and some were advanced and will be carried out during 2018. Accordingly, the Company updated the useful life of the fixed assets in respect of the maintenance components of these turbines and recorded additional depreciation expenses in the accounting books Of NIS 20.1 million.

B.            Bank guarantees

As at the date of the report, the Company provided, through its shareholders, based on their proportionate holdings in the Company and pursuant by the financing agreements bank guarantees to INGL, the Public Utilities Authority (“PUA”), for purposes of compliance with the terms of the licenses granted to the Company, and in favor of the System Management Unit in the Electric Company, as required under the Company’s agreement with the Electric Company, and in accordance with the guidelines published by the PUA. The total amount of the guarantees given, as detailed above, is approximately NIS 160 million. Subsequent to the date of the report, on January 2017, there was an update to the amount of the guarantee provided to system manager whereas the total updated amount is NIS 163 million. In January 2018, the amount of the guarantee provided in favor of the system management unit was updated the guarantees amount to NIS 172 million. The total guarantee in favor of the system management unit is affected by sales to customers during the months of July and August.

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2017

Note 11 - Contingent Liabilities, Commitments and Guarantees (cont’d)

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

3.
Lien on account of guarantees to third parties – a fixed lien, mortgage and assignment by way of a first priority lien, and a second priority lien on all assets and rights with respect to the account of guarantees including the funds, the securities, the documents and the notes of others of any type that will be deposited in the account from time to time, as detailed in the mortgage deed and all of its appendices. In addition, during 2015, deposited NIS 70 million to guarantees to third parties account. During 2016, following the cancellation of the guarantee the lien was removed and the deposit was released.

4.
Lien on the land of the project – A fixed lien and first priority mortgage and an assignment by way of lien on all of the rights, existing and future, of the pledger with no exceptions, per the development agreement that was signed between the pledger and the Israel Lands Administration (“ILA”) with respect to the land.

Note 12 - Share Capital

Composition of the share capital in nominal values:

	Number of shares
	December 31
		Issued and	Issued and
	Authorized	paid-in	paid-in
		2017	2016

Ordinary shares of NIS 1 par value	500,000	10,640	10,640

See Note 11A(1)(a) regarding an issuance of shares against a conversion of loans into equity.

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2017

Note 13 - General and Administrative Expenses

	For the year ended December 31
	2017	2016	2015
	NIS thousands

Wages and related expenses	9,562	9,407	13,347
Rental and office maintenance	2,805	2,233	2,553
Profession services	5,800	6,592	8,927
Depreciation	420	755	712
Other	125	191	142

	18,712	19,178	25,681

Note 14 - Financing Income and Expenses, Net

	Year ended December 31
	2017	2016	2015
	NIS thousands

Financing income
Net foreign exchange gain	-	3,944	124
Other	3,195	3,081	352

	3,195	7,025	476

Financing expenses
Revaluation of derivatives	11,788	2,663	835
Interest expense on bank loans	200,883	186,139	168,887
Interest expense on loans from related parties	18,676	35,267	40,791
Net foreign exchange loss	12,452	-	-
Bank commissions	785	1,455	2,858
Other financing expenses	538	530	3,437

	245,122	226,054	216,808

Net financing expenses	241,927	219,029	216,332

For further information regarding financial expenses due to transactions with related parties, see Note 15 - Related and Interested Parties.

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2017

Note 15 - Financial Instruments

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

In order to manage these risks and as described hereunder, the Company executes transactions in derivative financial instruments. Presented hereunder is the composition of the derivatives:

	December 31
	2017	2016
	NIS thousands

Derivatives presented under current liability
Forward exchange contracts used for economic hedge	(1,191)	-

B.	Risk management framework

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

Cash and cash equivalents
As at December 31, 2017, the Company has cash and cash equivalents in the amount of NIS 184,182 thousand (December 31, 2016 - NIS 80,967 thousand). The Company’s cash and cash equivalents are deposited with a financial institution having a high credit rating (international rating scale).

Restricted deposits
As at December 31, 2017 the Company has deposits in the amount of NIS 405,306 thousand that are restricted according to the financing agreements (December 31, 2016 – NIS 411,574 thousand). The Company’s restricted deposits are held with a financial institution having a high credit rating (international rating scale).

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2017

Note 15 - Financial Instruments (cont’d)

C.	Credit Risk (cont’d)

Trade and other receivables (Current assets)
The Company’s exposure to credit risk is influenced mainly by the individual characteristics of each customer. The Company has established a credit policy under which each new customer is analyzed individually for credit worthiness. The Company’s review includes external ratings, when available.

As at December 31, 2017 no impairment was recorded.

Bodies that provided financing for the project’s construction
Credit risk from bodies that provided financing to the Company for the project’s construction in respect of the financing agreements as described in Note 11A(1). These bodies have a high credit rating.

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

The Company has contractual commitments due to financing agreements, O&M agreement, the Gas Purchase agreement and the Gas Pipeline agreement. For further information see Note 11.

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2017

Note 15 - Financial Instruments (cont’d)

D.	Liquidity risk (cont’d)

The following are the contractual maturities of financial liabilities at undiscounted amounts and based on the rates at the reporting date, including estimated interest payments.

	December 31, 2017
	Carrying	Contractual	6 months				More than
	amount	cash flows	or less	6-12 months	1-2 years	2-5 years	5 years
	NIS thousands
Non-derivative financial liabilities

Trade payables	415,798	415,798	415,798	-	-	-	-

Other payables	2,264	2,264	2,264	-	-	-	-

Loans from banks	3,391,692	4,690,040	189,589	176,932	371,251	1,126,690	2,825,578

Loans from related parties	195,228	225,275	140,464	-	84,811	-	-

	4,004,982	5,333,377	748,115	176,932	456,062	1,126,690	2,825,578

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2017

Note 15 - Financial Instruments (cont’d)

D.	Liquidity risk (cont’d)

	December 31, 2016
	Carrying	Contractual	6 months				More than
	amount	cash flows	or less	6-12 months	1-2 years	2-5 years	5 years
	NIS thousands
Non-derivative financial liabilities

Trade payables	293,613	293,613	293,613	-	-	-	-

Other payables	6,410	6,410	6,410	-	-	-	-

Loans from banks	3,565,221	5,054,106	188,000	176,066	366,521	1,106,546	3,216,973

Loans from related parties	231,638	278,237	50,000	30,000	80,000	118,237	-

	4,096,882	5,632,366	538,023	206,066	446,521	1,224,783	3,216,973

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2017

Note 15 - Financial Instruments (cont’d)

E.	Market risk

Market risk is the risk that changes in market prices will affect the Company’s income. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.

As of December 31, 2017, and since the beginning of commercial operation of the power plant, the management estimates that the main risks are: changes in regulations applicable to the area of operations as approved by the electricity authority, a change in the gas purchase costs and other changes in the electricity and gas market, political and security events.

(1)	Linkage and foreign currency risk

As a result of the Company's agreement with the construction contractor, maintenance contractor and the gas suppliers, as described in Note 11, the Company is exposed to changes in the dollar/NIS exchange rate. In order to reduce this exposure, the Company entered into forward transactions to purchase dollars for NIS.

(a)	The exposure to linkage and foreign currency risk

The Company's exposure to linkage and foreign currency risk is as follows:

December 31, 2017
Non-financial	Unlinked	CPI-linked	US Dollar	EURO	Total
NIS thousand

Financial assets and financial liabilities:
Current assets:
Cash and cash equivalents	-	171,429	-	12,719	34	184,182
Trade receivables		330,396	-	-	-	330,396
Other receivables	83,289	-	-	-	-	83,289

Non-current assets:
Restricted deposits	-	272,162	-	133,144	-	405,306
Prepaid expenses	43,821	-	-	-	-	43,821
Fixed assets	4,009,008	-	-	-	-	4,009,008
Intangible assets	6,097	-	-	-	-	6,097

Current liabilities:
Current maturities of loans from banks	-	-	203,819	-	-	203,819
Current maturities of loans from related parties	-	-	140,464	-	-	140,464
Trade payables	-	350,333	-	65,465	-	415,798
Other accounts payable	3,385	1,049	-	1,215	-	5,649
Financial derivatives	-	-	-	1,191	-	1,191

Non-current liabilities:
Deferred tax liabilities	89,297	-	-	-	-	89,297
Provisions for dismantling and restoration	36,239	-	-	-	-	36,239
Loans from banks	-	-	3,187,873	-	-	3,187,873
Long-term loans from related parties	-	-	54,764	-	-	54,764
Liabilities for employee benefits, net	160	-	-	-	-	160
Total exposure in statement of financial position in respect of financial assets and financial liabilities	4,013,134	422,605	(3,586,920)	77,992	34	926,845

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2017

Note 15 - Financial Instruments (cont’d)

E.	Market risk (cont’d)

(1)	Linkage and foreign currency risks (cont’d)

(a)	The exposure to linkage and foreign currency risk (cont’d)

The Company's exposure to linkage and foreign currency risk is as follows:

	December 31, 2016
	Non-financial	Unlinked	CPI-linked	US Dollar	Total
	NIS thousand

Financial assets and financial liabilities:
Current assets:
Cash and cash equivalents	-	74,973	-	5,994	80,967
Trade receivables	-	294,351	-	-	294,351
Other receivables	37,174	-	-	-	37,174

Non-current assets:
Restricted deposits	-	272,280	-	139,294	411,574
Prepaid expenses	45,938	-	-	-	45,938
Fixed assets	4,170,151	-	-	-	4,170,151
Intangible assets	8,551	-	-	-	8,551

Current liabilities:
Current maturities of loans from banks	-	-	197,389	-	197,389
Current maturities of loans from related parties	-	-	80,000	-	80,000
Trade payables	-	241,469	-	52,144	293,613
Other accounts payable	2,742	1,610	-	4,800	9,152

Non-current liabilities:
Deferred tax liabilities	65,618	-	-	-	65,618
Provisions for dismantling and restoration	35,700	-	-	-	35,700
Loans from banks	-	-	3,367,832	-	3,367,832
Long-term loans from related parties	-	-	151,638	-	151,638
Liabilities for employee benefits, net	160	-	-	-	160
Total exposure in statement of financial position in respect of financial assets and financial liabilities	4,157,594	398,525	(3,796,859)	88,344	847,604

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2017

Note 15 - Financial Instruments (cont’d)

E.	Market risk (cont’d)

(1)	Linkage and foreign currency risks (cont’d)

(a)	The exposure to linkage and foreign currency risk (cont’d)

The Company’s exposure to foreign currency risk due to derivative financial instruments is as follows:

December 31, 2017
	Currency/	Currency/	Principal
	linkage	linkage	amount in	Dates of
	receivable	payable	$ millions	expiration	Fair value
NIS thousands
Instruments used Economic Hedge:
Forward foreign currency contracts	US dollars	NIS	30	12.31.18	(1,191)

December 31, 2016
	Currency/	Currency/	Principal
	linkage	linkage	amount in	Dates of
	receivable	payable	$ millions	expiration	Fair value
NIS thousands
Instruments used Economic Hedge:
Forward foreign currency contracts	US dollars	NIS	-	-	-

(b)	Sensitivity analysis

A change as at December 31, 2017 in the exchange rates of the following currencies against the NIS, as indicated below, and a change in the CPI would have increased (decreased) profit or loss and equity by the amounts shown below. This analysis is based on foreign currency exchange rate and CPI variances that the Company considered to be reasonably possible at the end of the reporting period. The analysis assumes that all other variables, in particular interest rates, remain constant.

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2017

Note 15 - Financial Instruments (cont’d)

E.	Market risk (cont’d)

(1)	Linkage and foreign currency risks (cont’d)

(b)	Sensitivity analysis (cont’d)

	December 31, 2017		December 31, 2016
	Increase	Decrease	Increase	Decrease
	Profit or loss	Profit or loss	Profit or loss	Profit or loss
	NIS thousands	NIS thousands	NIS thousands	NIS thousands

Change in the exchange rate of:
5% in the US dollar (1)	9,490	(8,768)	4,417	(4,417)
10% in the U.S. dollar (1)	18,620	(17,897)	8,834	(8,834)
1% change in CPI (2)	(35,870)	35,870	(37,969)	37,969
2% change in CPI (2)	(71,741)	71,741	(75,937)	75,937

(1)	The sensitivity derives mainly from balances of cash, restricted deposits, derivatives and balances of trade and other payables in foreign currency.
(2)	The effect of the change on equity is the same as in profit or loss.

(2)	Interest rate risk

As of December 31, 2017, the Company is exposed to changes in fair value since it has financial derivatives that are measured at fair value. As of December 31, 2016, the Company is not exposed to changes in fair value since it does not have financial derivatives measured at fair value.

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2017

Note 15 - Financial Instruments (cont’d)

F.	Fair value

(1)	Fair values versus carrying amounts

The carrying amounts of certain financial assets and liabilities, including cash and cash equivalents, other accounts receivable, pledged deposits, derivative financial instruments, trade payables, long term loans from related parties and other accounts payable are the same or proximate to their fair value.

The fair values of the financial liabilities, together with the carrying amounts shown in the statement of financial position, are as follows:

	December 31
	2017		2016
	Carrying	Fair	Carrying	Fair
	amount	value	amount	value
	NIS thousands	NIS thousands	NIS thousands	NIS thousands

Long-term loans from banks (*)	3,391,692	3,657,877	3,565,221	3,798,313

(*)	Including current maturities.

(2)	Interest rates used for determining fair value

The interest rates used to discount estimated cash flows, when applicable, are based on the government yield curve at the reporting date (level 2 on fair value hierarchy) plus an adequate credit spread, and were as follows:

	December 31
	2017	2016
	%	%

Long-term loans from banks	4.6%	4.6%

(3)	Fair value hierarchy

The table below analyses financial instruments carried at fair value, by valuation method. The different levels have been defined as follows:

—	Level 1: quoted prices (unadjusted) in active markets for identical instruments
—	Level 2: inputs other than quoted prices included within Level 1 that are observable, either directly or indirectly
—	Level 3: inputs that are not based on observable market data (unobservable inputs).

	December 31, 2017
	Level 1	Level 2	Level 3	Total
	NIS thousands	NIS thousands	NIS thousands	NIS thousands

Derivatives used for hedging:
Forward foreign currency contracts	-	(1,191)	-	(1,191)

December 31, 2016
	Level 1	Level 2	Level 3	Total
	NIS thousands	NIS thousands	NIS thousands	NIS thousands

Derivatives used for hedging:
Forward foreign currency contracts	-	-	-	-

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2017

Note 16 - Related and Interested Parties

A.	Transactions with related and interested parties

Details of transactions with related and interested parties are presented below (all the transactions are at market terms):

		Year ended December 31			December 31
		2017	2016	2015	2017	2016
Related party/Interested party	Nature of transaction	Transactions amounts			Outstanding balance

Parties having significant influence	On February 2015, the Company entered into an agreement with Ezom to completion of works related to the constructions of the station. On December 2017 the Company entered into an agreement with EZOM regarding operation and maintenance of the power plant including the purchasing of spare parts	2,542	-	* 58,272	6,208	4,140

Parties having significant influence	The Company entered into an agreement with EAPSS regarding operation and maintenance of the power plant including the purchasing of spare parts and repairs as from November 2012 see Note 11A(11). The payments will be made on a monthly basis throughout the period of the agreement. See Note 11A(4)) regarding a subcontracting agreement between EAPSS and Ezom Ltd.	225,325	128,147	126,205	26,252	32,680

Parties having significant influence	The Company entered into an agreement with Eilat Ashkelon Pipelene Company Ltd. (EAPC) regarding petrol storage services as of July 2013. The payments will be paid on a quarterly basis (see Note 11A(6)).	4,000	3,596	3,619	1,055	-

Parties having significant influence	The Company entered into a lease agreement of the land for the power plant (see Note 11A(2)).	3,881	3,892	3,928	-	-

Parties having significant influence	On March 2015, the Company entered into an agreement with EAPC for renting an operational area near to the power station	26	151	251	-	-

* The amount recognized in 2014 as fixed assets against accrued expenses

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2017

Note 16 - Related and Interested Parties (cont’d)

A.	Transactions with related and interested parties (cont’d)

Details of transactions with related and interested parties are presented below (all the transactions are at market terms): (cont’d)

		Year ended December 31			December 31
		2017	2016	2015	2017	2016
Related party/Interested party	Nature of transaction	Transactions amounts			Outstanding balance

Parties having significant influence	The Company has several agreements with related companies for the sale of electricity.	20,270	27,252	44,401	1,826	2,035

Related Party	The Company engage with Ramat Negev Energy for purchase electricity.	476	86	-	-	-

Key management personnel	CEO current benefits	2,959	2,113	**5,419	734	720

**          The amount includes a bonus for the years 2014 and 2015.

B.	The liabilities of the Company to related and interested parties

	The terms of the loan				Balance as at December 31
		Term of	Interest	Linkage
	Face value	repayment	rate	base	2017	2016
	NIS thousands		%		NIS thousands

Loans from related parties (*)		(*)	10%	CPI	195,228	231,638

*   Financial expenses for loans from related parties until the date of commercial operation incurred in the loan fund. The loans would be returned in accordance with the Financing Agreements, see also Note 9. For further information regarding commitment of the shareholders to provide financing according to their relative share in the Company's shares - see Note 11(A)(1)(a).