Form 20-F/A
period 2017-12-31
Ellomay Capital Ltd.
filed 2018-03-30
CIK 946394

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

Item 17 ☐  Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act):

Yes ☐    No ☑

EXPLANATORY NOTE

This Amendment No. 1 to Form 20-F is being filed to amend the Annual Report on Form 20-F for the fiscal year ended December 31, 2017, filed by Ellomay Capital Ltd. (the “Company”) on March 29, 2018 (the “2017 Form 20-F”). This Form 20-F/A is being filed solely to replace the report of Somekh Chaikin, an independent registered public accounting firm and a member of KPMG International included in the audited financial statements of Dorad Energy Ltd. (the “Dorad Financial Statements”).

As required by Rule 12b-15 under the Securities Exchange Act of 1934, as amended, updated certifications of our principal executive officer and our principal financial officer are being filed as exhibits to the Form 20-F/A. This Form 20-F/A also includes Exhibit 15.2, which contains the consent of Somekh Chaikin, an independent registered public accounting firm and a member of KPMG International, with respect to their report included in the Dorad Financial Statements.

This Form 20-F/A should be read in conjunction with the 2017 Form 20-F and our other filings with the Securities and Exchange Commission.  This Amendment No. 1 to the 2017 Form 20-F speaks as of the date of the initial filing of the 2017 Form 20-F. Other than as expressly set forth above, this Form 20-F/A does not, and does not purport to, amend, update or restate the information in any part of the 2017 Form 20-F or reflect any events that have occurred after the 2017 Form 20-F was filed. The filing of this Form 20-F/A, and the inclusion of newly executed certifications, should not be understood to mean that any other statements contained in the 2017 Form 20-F are true and complete as of any date subsequent to March 29, 2018.

ITEM 18: Financial Statements

The following financial statements are included in this Form 20-F/A:
Financial statements of Dorad Energy Ltd. are included in pages FD-1 – FD-49 of this amendment to the 2017 Form 20-F.

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

4.13	Acquafresca Building Right Agreement (summary of Italian version)(2)*
4.14	D’Angella Building Right Agreement (summary of Italian version)(2)*
4.15	Rinconada II Building Right Agreement (summary of Spanish version)(2)*
4.16	Amendment No. 1 to Management Services Agreement, by and among the Registrant, Kanir Joint Investments (2005) Limited Partnership and Meisaf Blue & White Holdings Ltd., dated June 18, 2013(7)
4.17	Soleco Building Right Agreement (summary of Italian version)(7)*
4.18	Tecnoenergy Building Right Agreement (summary of Italian version)(7)*
4.19	Deed of Trust between the Registrant and Hermetic Trust (1975) Ltd., governing the Company’s Series A Debentures, dated December 30, 2013 (translation of Hebrew version)(7)*
4.20	Rodríguez I Lease Agreements (summary of Spanish version)(3)*

Number	Description
4.21	Rodríguez II Lease Agreements (summary of Spanish version)(3)*
4.22	Fuente Librilla Lease Agreement (summary of Spanish version)(3)*
4.23	Updated Directors and Officers Compensation Policy, adopted July 5, 2016(8)
4.24	Deed of Trust between the Registrant and Hermetic Trust (1975) Ltd., governing the Company’s Series B Debentures, dated March 1, 2017 (translation of Hebrew version)*(9)
4.25	Talmei Yosef Lease Agreement (summary of Hebrew version)(8)*
8	List of Subsidiaries of the Registrant(8)
12.1	Certification of Principal Executive Officer required by Rule 13a-14(a) and Rule 15d-14(a) (Section 302 Certification)
12.2	Certification of Principal Financial Officer required by Rule 13a-14(a) and Rule 15d-14(a) (Section 302 Certification)
13	Certification of Principal Executive Officer and Principal Financial Officer required by Rule 13a-14(b) and Rule 15d-14(b) (Section 906 Certification)
15.1	Consent of Somekh Chaikin, Member Firm of KPMG International, Independent Registered Public Accounting Firm with respect to our financial statements(8)
15.2	Consent of Somekh Chaikin, Member Firm of KPMG International, Independent Registered Public Accounting Firm with respect to the financial statements of Dorad Energy Ltd.
_____________________________________

*	The original language version is on file with the Registrant and is available upon request.

(1)	Previously filed with the Registrant’s Form 20-F for the year ended December 31, 2012 and incorporated by reference herein.
(2)	Previously filed with the Registrant’s Form 20-F for the year ended December 31, 2011 and incorporated by reference herein.
(3)	Previously filed with the Registrant’s Form 20-F for the year ended December 31, 2014 and incorporated by reference herein.
(4)	Included in the Registrant’s Form 6-K dated October 14, 2005 and incorporated by reference herein.
(5)	Included in the Registrant’s Form 6-K dated December 1, 2008 and incorporated by reference herein.
(6)	Previously filed with the Registrant’s Form 20-F for the year ended December 31, 2010 and incorporated by reference herein.
(7)	Previously filed with the Registrant’s Form 20-F for the year ended December 31, 2013 and incorporated by reference herein.
(8)	Previously filed with the Registrant’s Form 20-F for the year ended December 31, 2017 and incorporated by reference herein.
(9)	Previously filed with the Registrant’s Form 20-F for the year ended December 31, 2016 and incorporated by reference herein.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this amendment no. 1 to the annual report on its behalf.

Ellomay Capital Ltd.
By:	/s/ Ran Fridrich
Ran Fridrich
Chief Executive Officer and Director

Dated: March 30, 2018

Dorad Energy Ltd.

Financial Statements

As at December 31, 2017

Dorad Energy Ltd.

Financial Statements as at December 31, 2017

Contents

Somekh Chaikin
KPMG Millennium Tower
17 Ha’arba’a Street, PO Box 609
Tel Aviv 61006, Israel
+972 3 684 8000

Independent Auditors’ Report

The Board of Directors
 Dorad Energy Ltd.

Report on the Financial Statements
We have audited the accompanying financial statements of Dorad Energy Ltd., which comprise the statements of financial position as of December 31, 2017 and 2016 and the related statements of profit or loss, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2017, and the related notes to the financial statements.

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

Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dorad Energy Ltd. as of December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2017 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

The estimated useful lives for the current period are as follows:

Depreciation
rate
(percentage)
Buildings and permanent connections	4
Turbine components	4 or by operating hours
Machinery, equipment and apparatus	mainly4
Monitoring station	10
Spare parts	4
Backup diesel	upon usage

Depreciation methods, useful lives and residual values are reviewed at each reporting period and adjusted when necessary.

D.            Intangible assets

1.	Recognition and measurement

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