Form 20-F/A
period 2017-12-31
Ellomay Capital Ltd.
filed 2018-04-16
CIK 946394

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

Yes ☑   No ☐

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

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued ☑ by the International Accounting Standards Board	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

 Item 17 ☐    Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act):

Yes ☐    No ☑

Table of Contents

Page
Explanatory Note	5

Item 19: Exhibits	5

EXPLANATORY NOTE

This Amendment No. 2 to Form 20-F (“Form 20-F/A”) is being filed to amend the Annual Report on Form 20-F for the fiscal year ended December 31, 2017, filed by Ellomay Capital Ltd. (the “Company”) on March 29, 2018 (the “2017 Form 20-F”), as amended on March 30, 2018. This Form 20-F/A is being filed solely for the purposes of furnishing Interactive Data File disclosure as Exhibit 101 in accordance with Rule 405 of Regulation S-T. The exhibits referred to below were not previously filed.

This Form 20-F/A should be read in conjunction with the 2017 Form 20-F, as amended, and our other filings with the Securities and Exchange Commission.  Other than as expressly set forth above, this Form 20-F/A does not, and does not purport to, amend, update or restate the information in any part of the 2017 Form 20-F or reflect any events that have occurred after the 2017 Form 20-F was filed. The filing of this Form 20-F/A, and the inclusion of newly executed certifications, should not be understood to mean that any other statements contained in the 2017 Form 20-F are true and complete as of any date subsequent to March 29, 2018.

ITEM 19: Exhibits

Number	Description
101.INS**	XBRL Instance Document
101.SCH**	XBRL Taxonomy Extension Schema Document
101.CAL**	XBRL Taxonomy Calculation Linkbase Document
101.DEF**	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB**	XBRL Taxonomy Label Linkbase Document
101.PRE**	XBRL Taxonomy Presentation Linkbase Document
_____________________________________

**
Pursuant to Rule 406T of Regulation S-T, these interactive data files are deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, are deemed not filed for the purposes of Section 18 of the Securities and Exchange Act of 1934, as amended, and otherwise are not subject to liability under those sections.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this amendment no. 2 to the annual report on its behalf.

Ellomay Capital Ltd.

By:	/s/ Ran Fridrich
Ran Fridrich
Chief Executive Officer and Director

Dated: April 16, 2018