Form 20-F
period 2018-12-31
Ellomay Capital Ltd.
filed 2019-03-29
CIK 946394

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

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

Yes ☑          No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

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

•	the resolution of existing litigation and the possibility of future litigation.

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

The following tables set forth our selected consolidated financial and other financial and operating data. Historical results are not indicative of the results to be expected in the future. Our financial statements have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board. The selected consolidated financial data set forth below should be read in conjunction with and is qualified by reference to our consolidated financial statements and the related notes, as well as “Item 5: Operating and Financial Review and Prospects.” The consolidated statements of profit or loss and other comprehensive income (loss) for each of the years in the three-year period ended December 31, 2018 and the consolidated statements of financial position as of December 31, 2018 and December 31, 2017 are derived from our audited consolidated financial statements appearing elsewhere in this report. The consolidated statements of profit or loss and other comprehensive income (loss) for each of the years in the two-year period ended December 31, 2014 and 2015 and the consolidated statements of financial position data as of December 31, 2014, 2015 and 2016 are derived from our audited consolidated financial statements that are not included in this report.

Effective December 31, 2017, we changed the presentation currency of our consolidated financial statements from the US dollar to the euro to better reflect the profile of our assets, revenues, costs and cash flows, which are primarily generated in euro, and hence, to better present our financial performance. All comparative financial information has been restated into euro in this report.

Consolidated Statements of Profit or Loss and Other Comprehensive Income (Loss)
 (in thousands except per share and share data)

	Year ended December 31,
	2014	2015	2016	2017	2018	2018
	euro					Convenience Translation into US$(1)
Revenues	11,910	12,446	11,632	13,636	18,117	20,745
Operating expenses	2,326	(2,571)	(2,082)	(2,549)	(6,342)	(7,262)
Depreciation expenses	(4,110)	(4,428)	(4,411)	(4,518)	(5,816)	(6,660)
Gross profit	5,474	5,447	5,139	6,569	5,959	6,823
Project development costs	*(744)	*(1,044)	*(2,201)	*(2,739)	(2,878)	(3,295)
General and administrative expenses	*(2,469)	*(2,328)	*(2,032)	*(2,420)	(3,600)	(4,122)
Share of profits of equity accounted investee	1,368	2,202	1,375	1,531	2,545	2,914
Other income, net	1,082	18	90	18	884	1,012
Gain on bargain purchase	3,006	-	-	-	-	-

Operating profit	7,717	4,295	2,371	2,959	2,910	3,332
Financing income	1,537	2,061	263	1,333	2,936	3,362
Financing income (expenses) in connection with derivatives, net	(789)	3,192	636	(3,156)	494	566
Financing expenses	(3,460)	(3,177)	(3,333)	(7,405)	(5,521)	(6,322)
Financing income (expenses), net	(2,712)	2,076	(2,434)	(9,228)	(2,091)	(2,394)

Profit (loss) before taxes on income	5,005	6,371	(63)	(6,269)	819	938
Tax benefit (taxes on income)	(119)	1,739	(569)	(372)	(215)	(246)

Profit (loss) for the year	4,886	8,110	(632)	(6,641)	604	692

Profit (Loss) attributable to:
Owners of the Company	4,893	8,340	(209)	(6,115)	1,057	1,211
Non-controlling interests	(7)	(230)	(423)	(526)	(453)	(519)
Profit (loss) for the year	4,886	8,110	(632)	(6,641)	604	692

Other comprehensive income (loss) items that after initial recognition in comprehensive income (loss) were or will be transferred to profit or loss:
Foreign currency translation differences for foreign operations	181	1,104	692	(359)	(787)	(901)

Effective portion of change in fair value of cash flow hedges	-	-	-	(1,244)	(1,008)	(1,154)
Net change in fair value of cash flow hedges transferred to profit or loss	-	-	-	1,382	643	736
Total other comprehensive income (loss)	181	1,104	692	(221)	(1,152)	(1,319)
Total comprehensive income (loss) for the year	5,067	9,214	60	(6,862)	(548)	(627)

Basic earnings (loss) per share	0.46	0.78	(0.02)	(0.57)	0.10	0.11

Diluted earnings (loss) per share	0.45	0.78	(0.02)	(0.57)	0.10	0.11
Weighted average number of shares used for computing basic earnings (loss) per share	10,692,371	10,715,634	10,667,700	10,675,757	10,675,508	10,675,508
Weighted average number of shares used for computing diluted earnings (loss) per share	10,808,288	10,758,370	10,667,700	10,675,757	10,678,857	10,678,857

* During the year ended December 31, 2017, we changed the income statement classification of expenses related to project development from general and administrative expenses to project development costs to reflect more appropriately their nature and the way in which economic benefits are expected to be derived from the use of such costs. Comparative amounts were reclassified for consistency.

Other financial data (in thousands)

	Year ended December 31,
	2014	2015	2016	2017	2018	2018
	euro					Convenience Translation into US$(1)
EBITDA*	11,827	6,708	6,782	7,477	8,726	9,992
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

Reconciliation of Profit (Loss) to EBITDA (in thousands)

	Year ended December 31,
	2014	2015	2016	2017	2018	2018
	euro					Convenience Translation into US$(1)
Profit (loss) for the year	4,886	8,110	(632)	(6,641)	604	692
Financing income (expenses), net	(2,712)	2,076	(2,434)	(9,228)	(2,091)	(2,394)
Taxes benefit (taxes on income)	(119)	1,739	(569)	(372)	(215)	(246)
Depreciation and amortization	(4,110)	(4,428)	(4,411)	(4,518)	(5,816)	(6,660)
EBITDA	11,827	6,708	6,782	7,477	8,726	9,992

Consolidated Statements of Financial Position Data (in thousands, except share data)

	At December 31,
	2014		2015		2016		2017		2018		2018
	euro										Convenience Translation into US$(1)
Working capital	15,554		21,515		22,402		31,286		39,013		44,678
Total assets	130,953		147,314		148,464		198,088		211,160		241,785
Total liabilities	53,474		60,872		64,093		120,588		134,203		153,666
Total equity	77,479		86,442		84,371		77,500		76,957		88,119
Capital stock	76,829	(2)	76,660	(3)	76,592	(4)	76,583	(5)	76,588	(5)	87,696
Ordinary shares outstanding	10,692,371	(2)	10,678,888	(3)	10,677,370	(4)	10,675,508	(5)	10,675,508	(5)	10,675,508	(5)
____________________________
(1)
The euro figures at December 31, 2018, and for the period then ended have been translated throughout this report into U.S. dollars using the representative exchange rate of the dollar at December 31, 2018 (euro 1 = US$ 1.145). The translation was made solely for convenience, is supplementary information, and is distinguished from the financial statements. The translated dollar figures should not be construed as a representation that the European currency amounts actually represent, or could be converted into, U.S. dollars.

(2)	Net of 85,655 treasury shares.
(3)	Net of 254,666 treasury shares.
(4)	Net of 256,184 treasury shares.
(5)	Net of 258,046 treasury shares.

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

In recent years, we entered the development and entrepreneurship renewable energy market. These operations are exposed to regulatory and other development risks that may cause such projects not to enter into the construction phase and thereby cause the total or partial loss of the project development funds invested in the project.  We are currently active in several projects in various development stages, mainly the project to promote the construction of a 300 MW photovoltaic plant in the municipality of Talaván, Cáceres, Spain, or the Talasol Project, and the prospective 156 MW pumped storage project in the Manara Cliff in Israel, or the Manara PSP. Projects in the development stages are exposed to various risks, including the inability to secure the project’s income through a hedging agreement or a PPA supported by a government or a corporation with sufficient financial capabilities, the inability to obtain or maintain regulatory permits and approvals, the inability to obtain project finance, upon terms economically beneficial or at all, potential disagreements and conflicts with partners, dependency on technical consultants and surveys and risks associated with operations in foreign countries. If any of these risks materialize, the entire project may be delayed or cancelled altogether, causing the loss of all part of the funds invested in the project development efforts. Even if we succeed in selling our rights in a project to third parties, the return of our project development expenses will likely be conditioned upon the continued development of the project by such third parties.

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

In the event we are unable to comply with the obligations and undertakings, including with respect to financial covenants, which we undertook in connection with the project financing of several of our renewable energy facilities, our results of operations may be adversely affected.  In connection with the financing of several of our PV Plants and with our WtE projects, or the WtE Projects, we have long-term agreements with various financing entities and may in the future enter into additional project finance agreements in connection with our other PV Plants, for example, the project financing recently executed in connection with the Talasol Project. The agreements that govern the provision of financing include and future project finance agreements are expected to include, inter alia, undertakings and financial covenants, the majority of which are based on the ongoing income derived from the relevant PV Plant, which may be adversely affected by the various risks detailed herein. If we fail to comply with any of these undertakings and covenants, we may be subject to penalties, future financing requirements, and the acceleration of the repayment of debt. These occurrences would have an adverse effect on our financial position and results of operations and on our ability to obtain outside financing for other projects.

As a substantial part of our business is currently located in Europe, we are subject to additional risks that may negatively impact our operations.  We currently have substantial operations in Italy and in Spain and certain WtE operations in the Netherlands, all of which are held by our Luxembourg subsidiary, and may make additional investments in projects located in Europe, such as the expected construction of the Talasol Project. Due to these existing operations and any additional future investments, we are subject to special considerations or risks associated with companies operating in other jurisdictions, including rules and regulations, cross currency movements, different payment cycles, tax issues, such as tax law changes and variations in tax laws as compared to Israel, cultural and language differences, crime, strikes, riots, civil disturbances, terrorist attacks and wars and deterioration of political and economic relations with Israel. Our European operations subject us to a number of these risks, as well as the requirement to comply with Italian, Spanish, Dutch and European Union laws.

In June 2016, a majority of voters in the United Kingdom elected to withdraw from the European Union in a national referendum (Brexit). The referendum was advisory, and the terms of any withdrawal are subject to a negotiation period that could continue for a few years after the government of the United Kingdom formally initiates a withdrawal process. Nevertheless, the referendum has created significant uncertainty about the future relationship between the United Kingdom and the European Union, and given rise for the governments of other EU member states to consider withdrawal. Our regulatory risk could increase if there were to be future divergence with the EU regime.

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

A drop in the price of energy may negatively impact our results of operations.  The revenue from the sale of energy produced by renewable energy facilities includes the incentives in the form of governmental subsidies and in addition proceeds from the sale of electricity and gas produced in the electricity and gas market at market price. A decrease in the price of electricity and gas, particularly in the countries in which we operate and in which some of our revenues are based on the market price of electricity and gas, may negatively impact our profitability and our ability or interest to expand our renewable energy operations.

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

As electric power accounts for a growing share of overall energy use, the market for renewable energy is intensely competitive and rapidly evolving. The market for renewable energy attracts many initiatives and therefore is intensely competitive. Our competitors who strive to construct new renewable energy facilities and acquire existing facilities may have established more prominent market positions, have greater resources and may have more experience in this field. Extensive competition may adversely affect our ability to continue to acquire and develop new facilities.

Risks Related to our PV Plants

The revenues derived from our PV Plants mainly depend on payments received from governmental entities. Any future deterioration in the financial position of the local governments or regulated entities, resulting in partial or no payment or in regulatory changes may adversely affect the results of our operations.  The revenues derived by our PV Plants are based mainly on payments received from governmental or regulated entities. In Italy, the main portion of our PV related revenues is based on the FiT, in Spain our revenues are primarily based on payments from governmental entities in accordance with a specific remuneration incentive scheme and in Israel all of our income is based on a fixed tariff from the Israel Electric Company, or the IEC, a governmental company that controls the Israeli electricity market. Although the economies of both Italy and Spain improved since the global financial crisis in 2007, both countries remain in a state of financial crisis and commenced during 2013 and 2014 several legislation processes that revise or affect the remuneration scheme for photovoltaic plants (as described under “Business” below and our financial statements included elsewhere in this report), and may do so again in the future.  We cannot assure you that the continued economic crisis will not cause additional changes to the Italian or Spanish governments’ photovoltaic energy incentive schemes. The IEC has also experienced financial crises over the years and is in the process of implementing a reform in its operations, however we cannot predict how and when this reform will be implemented and what its outcome will be. Any changes in the financial stability of the governmental entities paying all or a portion of our PV revenues and any resulting change in the regulation may directly or indirectly affect the payments we receive and, therefore, our operations and revenues.

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

Risks Related to our WtE Projects

We have taken over operations of our WtE projects in recent months and although we gained some expertise in the WtE field since our entry into the field in 2017, we are still gaining experience in the WtE field. We entered into the WtE field and the Netherlands renewable energy market in 2017. Since then, we gained some experience in the field and in the Netherlands renewable energy market, mainly since we recently took over the operations of the two WtE projects that commenced operations in November 2017 and June 2018. In March 2019, we entered into an agreement with Ludan Engineering Company Ltd. (TASE: LUDN), or Ludan, which, among other things, provides for the immediate and unconditional termination of the operations and maintenance services of these affiliates to the WtE Projects effective as of January 27, 2019. Therefore, we are currently operating the WtE Projects. Since the commencement of their operations, the WtE Projects have suffered an operating loss. Despite our accumulated expertise in the field, continued operating losses in the operation of our WtE Projects resulting from our lack of sufficient expertise or due to other factors over which we may not have control will adversely affect our results of operations.

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

Risks Related to our Israeli Operations

The electricity sector in Israel is highly regulated. Failure to obtain and maintain conditional or permanent electricity production and supply licenses from the regulator could materially adversely affect our operations and results of operations. The Israeli electricity sector is subject to various laws and regulations, such as in connection with the tariffs charged by the IEC, including the resolution from May 2013 to charge private manufacturers, such as Dorad Energy Ltd., or Dorad, in which we indirectly hold 9.375%, for the IEC’s system operation services, and the licensing requirement. The prices paid by Dorad to the IEC for system operation services provided to Dorad and the fees received by Dorad and by our PV Plant located in Talmei Yosef, Israel, or the Talmei Yosef PV Plant, from the IEC for electricity sold to the IEC and for providing the IEC with energy availability, are all based on tariffs determined by the Israeli regulator. The updates and changes to the regulation and tariffs required to be paid to the IEC by Dorad may not necessarily involve negotiations or consultations with Dorad and may be unilaterally imposed on it. Any changes in the tariffs, system charges or applicable regulations may adversely affect our operations and results of operations.

The electricity sector in Israel is highly centralized. The IEC controls and operates the electricity system and all stages of the transmission of electricity. The electricity sector in Israel is dominated by the IEC, which controls and operates the electricity system in Israel, including the delivery and transmission of electricity, and also manufactures the substantial majority of electricity in Israel. The IEC is also the only customer of the Talmei Yosef PV Plant and is subject to the requirement to pay a fixed tariff for the electricity manufactured by such project. Similarly, should the  Manara PSP be constructed and become operational, it is currently expected that its sole customer will be the IEC, who will be required to pay the Manara PSP for availability and electricity. The IEC experienced financial difficulties in recent years and the ability of the IEC to pay the renewable energy manufacturers could be affected by the financial instability of the IEC.

The employees of the IEC, who object to certain reforms in the Israeli electricity sector, have in the past applied sanctions to prevent the connection, and at a later stage threatened to disconnect, the combined cycle power (bi-fuel) plant running mainly on natural gas, with a production capacity of approximately 850 MW owned by Dorad, or the Dorad Power Plant, from the Israeli national grid as part of their efforts to prevent implementation of these reforms and may in the future do so again.

The inability of the IEC to pay Dorad or Talmei Yosef or unilateral actions on the part of IEC’s employees may adversely affect our plan of operations and could have a material adverse effect on our profitability.

The Talmei Yosef PV Plant and the Dorad Power Plant are located in the southern part of Israel, in proximity to the Gaza Strip and within range of missile and mortar bombs launched from the Gaza Strip. The Manara PSP is expected to be located the northern party of Israel, in proximity to the border with Lebanon. The Talmei Yosef Project is located near the Gaza Strip border and the Dorad Power Plant is located in Ashkelon, a town in the southern party of Israel, in proximity to the Gaza Strip. In recent years, there has been an escalation in violence and missile attacks from the Gaza Strip to Southern and Central Israel. The Manara PSP is expected to be constructed in close proximity to Israel’s border with Lebanon. Certain measures were taken to protect the Dorad Power Plant from missile attacks. However, any such further attacks to the area surrounding the Gaza Strip or to the area in close proximity to the northern border of Israel or any direct damage to the location of these projects may damage the relevant facilities and disrupt the operations of the projects and thereafter their operations, and may cause losses and delays.

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

The Dori Energy Shareholders Agreement contains restrictions on our right to transfer our holdings in Dori Energy, which may make it difficult for us to terminate our involvement with Dori Energy. The Luzon Group registered a pledge on its rights and shares of Dori Energy for the benefit of its debenture holders. The Dori SHA contains several restrictions on our ability to transfer our holdings in Dori Energy, including a right of first refusal. The aforesaid restrictions may make it difficult for us to terminate our involvement with Dori Energy should we elect to do so and may adversely affect the return on our investment in Dori Energy. In addition, the controlling shareholder of the Luzon Group, which is an Israeli public company, changed several times in recent years and the Luzon Group’s holdings in Dori Energy are pledged to secure the Luzon Group’s obligations to holders of one of the series of debentures issued by the Luzon Group. Any further changes in control of the Luzon Group or a default by the Luzon Group on payments to its debenture holders may adversely affect our relationship with the other shareholder in the Dori Group and, as a result, may adversely affect our investment in Dori Energy.

Dorad, which is currently the only substantial asset held by Dori Energy, operates the Dorad Power Plant, whose successful operations and profitability is dependent on a variety of factors, many of which are not within Dorad’s control.  Dorad’s only substantial asset is the Dorad Power Plant, situated on the premises of the Eilat-Ashkelon Pipeline Company, or EAPC, located south of Ashkelon, Israel. The Dorad Power Plant is subject to various complex agreements with third parties (the Israeli Electric Company, or IEC, the operations and maintenance contractor, suppliers, private customers, etc.) and to regulatory restrictions and guidelines in connection with, among other issues, the tariffs to be paid by the IEC to Dorad for the energy produced. Various factors and events may materially adversely affect Dorad’s results of operations and profitability and, in turn, have a material adverse effect on Dori Energy’s and our results of operations and profitability. These factors and events include:

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

•
Dorad entered into a long-term natural gas supply agreement with the partners in the “Tamar” license, or Tamar, located in the Mediterranean Sea off the coast of Israel. This agreement includes a “take or pay” mechanism, subject to certain restrictions and conditions that may result in Dorad paying for natural gas not actually required for its operations. In the event Dorad will be required to pay for natural gas that it does not need and cannot store for future use, Dorad’s results of operations and profitability could be adversely affected. Tamar is currently Dorad’s sole supplier of natural gas and has undertaken to supply natural gas to various customers and is permitted to export a certain amount of the natural gas to customers outside of Israel. Dorad’s operations will depend on the timely, continuous and uninterrupted supply of natural gas from Tamar and on the existence of sufficient reserves throughout the term of the agreement with Tamar. In addition, the price of the natural gas under the supply agreement with Tamar is linked to production tariffs determined by the Israeli Electricity Authority but cannot be lower than the “final floor price” included in the agreement. Due to the reduction in fuel and energy prices and the resulting reduction in the production tariff during 2015, the price for natural gas under the agreement with Tamar reached the final floor price in March 2016 but was increased effective January 1, 2019 due to an increase in the production component rate. In the event the natural gas price reaches the final floor price again in the future, it will not be further reduced in the event of future reductions in the fuel and energy prices and the production tariff. Any delays, disruptions, increases in the price of natural gas under the agreement, or shortages in the gas supply from Tamar will adversely affect Dorad’s results of operations. In addition, as future reductions in the production tariff will not affect the price of natural gas under the agreement with Tamar, Dorad’s profitability may be adversely affected.

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

Risks Related to the Manara PSP

As the energy sector in Israel is subject to regulation and oversight, the implementation, completion and commercial operation of the Manara PSP depend, inter alia, on securing a quota, which will be allocated only following successful and timely completion of a financial closing in accordance with the terms of the conditional license issued in connection with the Manara PSP. The current overall quota for pumped storage projects in Israel, or the PS Quota, as determined by the Israeli Government and implemented by the Israeli Electricity Authority, is 800 MW. Out of the PS Quota, a portion of 156 MW is still available as 300 MW have been allocated to a pumped storage project in the Gilboa region, Israel, or the Gilboa PSP, which achieved financial closing and is currently in its final construction stages and 344 MW have been allocated to a pumped storage project in Kochav Hayarden, Israel, or the Kochav Hayarden PSP, which also reached financial closing, and entered the construction phase. On December 4, 2017, the Israeli Electricity Authority announced the reduction of the capacity stipulated in the conditional license, or the Conditional License, granted to Ellomay Pumped Storage (2014) Ltd., or Ellomay PS, from 340 MW to 156 MW, based on the remaining available portion of the PS Quota.

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

Thus, in the event that any other entities that have been granted a conditional license for the construction of a pumped storage facility in Israel timely comply with the requirements of their conditional license, and achieve financial closing before the Manara PSP reaches financial closing, in accordance with the terms of the Conditional License, the Conditional License may be revoked by the Israeli Electricity Authority. To our knowledge, there is currently one company, other than Ellomay PS, that has been granted a conditional license for the construction of a 156 MW pumped storage project in Nesher, Israel (Nesher Pumped Storage Ltd., or Nesher PS).

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

 Risks Related to our Operations

Our ability to leverage our operations and increase our operations depends, inter alia, on our ability to obtain attractive project and corporate financing from financial entities.    Our ability to obtain attractive financing and the terms of such financing, including interest rates, equity to debt ratio requirement and timing of debt availability will significantly impact our ability to leverage our investments and increase our operations. Although we have financing agreements with respect to several of our PV Plants and raised significant funds in Israel by the issuance of our Series A Debentures and Series B Debentures, or, together with the Series A Debentures, the Debentures, there is no assurance that we will be able to procure additional project financing for our remaining PV Plants, for the Talasol Project and the Manara PSP, both of which are expected to require significant funding, or any operations we will acquire in the future, or to obtain additional corporate financing, on terms favorable to us or at all. Our inability to obtain additional financing on favorable terms, or at all, may adversely affect our ability to leverage our investments and to procure the equity required in order to increase and further develop our operations.

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

Our debt increases our exposure to market risks, may limit our ability to incur additional debt that may be necessary to fund our operations and could adversely affect our financial stability. As of December 31, 2018, our total indebtedness in connection with corporate and project financing was approximately €133 million, including principal and interest expected repayments, financing related swap transactions and excluding any related capitalized costs. The Deeds of Trust permit us to incur additional indebtedness, subject to maintaining certain financial ratios and covenants. Our debt, including the Debentures, and any additional debt we may incur, could adversely affect our financial condition by, among other things:

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

We may be deemed to be an “investment company” under the Investment Company Act of 1940, which could subject us to material adverse consequences.  We could be deemed to be an “investment company” under the Investment Company Act if we invest more than 40% of our assets in “investment securities,” as defined in the Investment Company Act. Investments in securities of majority owned subsidiaries (defined for these purposes as companies in which we control 50% or more of the voting securities) are not “investment securities” for purposes of this definition. As our interest in Dori Energy is not considered an investment in majority owned securities, unless we maintain the required portion of our assets under our control, limit the nature of the requisite portion of our investments of our cash assets to cash and cash equivalents (which are generally not “investment securities”), succeed in making additional strategic “controlling” investments and continue to monitor our investment in Dori Energy, we may be deemed to be an “investment company.” We do not believe that our holdings in the PV Plants would be considered “investment securities,” as we control the PV Plants via wholly-owned subsidiaries, or that our holdings in the Manara PSP or the Talasol Project would be considered “investment securities,” as we control the project company. In addition, despite minority holder protective rights granted to Ludan under the Ludan Agreement, including several rights which effectively require the unanimous consent of all shareholders on several issues central to the business’ operation, we believe that our interests in these Approved Projects do not constitute “investment securities” given, among other things, the fact that we currently operate the WtE Projects and given our majority shareholder and board membership status in the WtE Projects. We also recently entered into an agreement with Ludan and its affiliates which, among other things, contemplates our acquisition of Ludan’s minority interest in the WtE Projects subject to certain conditions. We do not believe that the current fair value of our holdings in Dori Energy (all as more fully set forth under “Business” below) and other relevant assets, all of which may be deemed to be “investment securities,” would result in our being deemed to be an “investment company.” If we were deemed to be an “investment company,” we would not be permitted to register under the Investment Company Act without an order from the SEC permitting us to register because we are incorporated outside of the United States and, prior to being permitted to register, we would not be permitted to publicly offer or promote our securities in the United States. Even if we were permitted to register, it would subject us to additional commitments and regulatory compliance. Investments in cash and cash equivalents might not be as favorable to us as other investments we might make if we were not potentially subject to regulation under the Investment Company Act. We seek to conduct our operations, including by way of investing our cash and cash equivalents, to the extent possible, so as not to become subject to regulation under the Investment Company Act. In addition, because we are actively engaged in exploring and considering strategic investments and business opportunities, and in fact the majority of our investments to date (mainly in the Italian, Spanish and Israeli photovoltaic power plants markets) were made through a controlling investment, we do not believe that we are currently engaged in “investment company” activities or business. These strategies may force us to pursue less than optimal business strategies or forego business arrangements and to forgo certain cash management strategies that could have been financially advantageous to us and to our financial situation and business prospect.

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

Based on our income and/or assets, we believe that we were a PFIC with respect to any U.S. shareholder that held our shares in 2008 through 2012. We also believe, based on our income and assets, that it is likely that we were not a PFIC with respect to U.S. shareholders that initially acquired our ordinary shares in 2013-2018. However, the Internal Revenue Service may disagree with our determinations regarding our prior or present PFIC status and, depending on future events, we could become a PFIC in future years.

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

Tax audits may result in an obligation to make material payments to tax authorities at the conclusion of these audits.  We conduct our business globally (currently in Israel, Luxemburg, Italy, Spain and The Netherlands). Our domestic and international tax liabilities are subject to the allocation of revenues and expenses in different jurisdictions and the timing of recognizing revenues and expenses. Additionally, the amount of income taxes paid is subject to our interpretation of applicable laws in the jurisdictions in which we file. Not all of the tax returns of our operations in other countries and in Israel are final and we may be subject to further audit and assessment by the applicable tax authorities. For example, during 2018, following a tax inspection and a final settlement reached with the tax authorities, we reduced our carry forward tax losses by approximately €20 million, resulting in remaining available carry forward tax losses, carry forward capital tax losses and deductions as of December 31, 2018 in an aggregate of approximately €20.8 million. Such audits often result in proposed assessments and any estimation of the potential outcome of an uncertain tax issue is a matter for judgment, which can be subjective and highly complex. While we believe we comply with applicable tax laws and that we provided adequately for any reasonably foreseeable outcomes related to the tax audit, there can be no assurance that a governing tax authority will not have a different interpretation of the law and assess us with additional taxes, as a result of which our future results may be adversely affected. Although we believe our estimates to be reasonable, the ultimate outcome of such audits, and of any related litigation, could differ materially from our provisions for taxes, which may have a material adverse effect on our consolidated financial statements.

We are controlled by a small number of shareholders, who may make decisions with which you may disagree and which may also prevent a change of control via purchases in the market.  Currently, a group of investors comprised of Kanir Joint Investments (2005) Limited Partnership, or Kanir, and S. Nechama Investments (2008) Ltd., or Nechama Investments, hold an aggregate of 57.7% of our outstanding ordinary shares. Shlomo Nehama, our Chairman of the Board who controls Nechama Investments holds directly an additional 4.4% of our outstanding ordinary shares, Ran Fridrich, our CEO and a member of our Board of Directors, holds directly an additional 1.1% of our outstanding ordinary shares and Hemi Raphael, a member of our Board of Directors who, together with Ran Fridrich, controls the general partner of Kanir, directly and indirectly holds an additional 4.3% of our outstanding ordinary shares. Therefore, acting together, these shareholders could exercise significant influence over our business, including with respect to the election of our directors and the approval of change in control and other material transactions. This concentration of control may have the effect of delaying or preventing changes in control or changes in management, or limiting the ability of our other shareholders to approve transactions that they may deem to be in their best interest. In addition, as a result of this concentration of control, we are deemed a “controlled company” for purposes of NYSE American LLC rules and as such we are not subject to certain NYSE American LLC corporate governance rules. Moreover, our Second Amended and Restated Articles includes the casting vote provided to our Chairman of the Board under certain circumstances and the ability of members of our Board to demand that certain issues be approved by our shareholders, requiring a special majority, all as more fully described in “Memorandum of Association and Second Amended and Restated Articles” below may have the effect of delaying or preventing certain changes and corporate actions that would otherwise benefit our shareholders.

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

Our future non-compliance with the continued listing requirements of the NYSE American LLC could cause the delisting of our ordinary shares.  The NYSE American LLC requires listed companies to comply with continued listing requirements, including with respect to stockholders’ equity, distribution of shares and minimum selling price. There can be no assurance that we will continue to qualify for listing on the NYSE American LLC. If our ordinary shares are delisted from the NYSE American LLC, trading in our ordinary shares in the United States could be conducted on an electronic bulletin board such as the OTC Bulletin Board, which could affect the liquidity of our ordinary shares and the ability of the shareholders to sell their ordinary shares in the secondary market, which, in turn, may adversely affect the market price of our ordinary shares. In addition, as our shares are also traded on the TASE, to the extent our shares are delisted from the NYSE American LLC we could decide to cease being a reporting company under the Securities Exchange Act of 1934, as amended, which may make it more difficult for investors to find up to date information about us, in English or at all. Moreover, in the event our ordinary shares are delisted from the NYSE American LLC but still listed on the TASE, we will be required to start filing and publishing reports with the Israeli authorities in a similar manner to the Israeli public companies whose shares are not listed on an exchange recognized by the Israeli regulator, which will subject us to additional substantial expenses and to additional regulatory requirements that may have an adverse effect on our results of operations.

We have not paid a cash dividend or buyback a substantial amount of shares since 2016 and there is no assurance we will do so in the future.  On March 18, 2015, our Board of Directors adopted a dividend distribution policy, which applies to the payment of dividends and the repurchase of our shares and in May 2015, our Board of Directors approved a $3 million share buyback plan. In 2016, we distributed a cash dividend in the amount of $0.225 per share (an aggregate distribution of approximately $2.4 million). We did not pay any cash dividend or announce an additional share buyback plan during 2017 or 2018. Future dividends or future share buyback plans will depend on our earnings, if any, capital requirements, general financial condition and applicable legal and contractual constraints in connection with distribution of profits, and will be within the discretion of our then-board of directors. There can be no assurance that any additional dividends will be paid or share buyback programs adopted, as to the timing or the amount of the dividends or share buyback programs, or as to whether our Board of Directors will elect to distribute our profits by means of share repurchases or a distribution of a cash or other dividend. In addition, the terms of the deeds of trust governing our Debentures restrict our ability to made “distributions” (as such term is defined in the Israeli Companies Law, 1999, as amended, or the Companies Law, which includes cash dividends and repurchase of shares). For more information see “Item 5.B: Liquidity and Capital Resources” and “Item 8.A: Financial Information; Consolidated Statements and Other Financial Information; Dividends” below.

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

Recent Developments

The Talasol Project

In April 2017, we, through Ellomay Luxemburg Holdings S.àr.l., our wholly-owned subsidiary, or Ellomay Luxemburg, entered into a share purchase agreement, or the Talasol SPA, pursuant to which Ellomay Luxemburg acquired the entire share capital of a Spanish company, Talasol Solar S.L.U., or Talasol, which is promoting the construction of the Talasol Project. The Talasol SPA provides that the purchase price for Talasol’s shares is €10 million, to be paid following the occurrence of customary conditions subsequent. An amount of €8 million out of such purchase price was deposited in escrow during May 2017. In October 2018, Ellomay Luxemburg paid €1 million as a down-payment based on an understanding reached with the sellers of the Talasol shares and in January 2019, following the fulfilment or waiver of the conditions subsequent, an additional amount of €7 million was paid to the sellers, thus releasing the €8 million escrow deposited in May 2017.  An additional amount of €2 million was deposited in a trust account held in escrow to be released to the sellers of Talasol upon the earliest of three years following the execution of the Talasol SPA or the issuance of the commissioning certificate of the Talasol Project.

In June 2018, Talasol entered into an engineering, procurement & construction agreement, or the Talasol EPC Agreement, with METKA EGN Limited, or METKA EGN, following a tender process initiated by Talasol. The Talasol EPC Agreement provides a fixed and lump-sum amount of euro 192.5 million for the complete execution and performance of the works defined in the Talasol EPC Agreement. The works include the engineering, procurement and construction of the Talasol Project and the ancillary facilities for injecting power into the grid, including a 400 kV step-up substation, the high voltage interconnection line to the point of connection to the grid and performance of two years of operation and maintenance, or O&M, services. METKA EGN is expected to complete the works under the EPC Agreement within a period of 16 months from the commencement date. The Talasol EPC Agreement further provides that in the event the Talasol Project does not reach financial closing within 14 months of the execution date, both parties can terminate the Talasol EPC Agreement. The Talasol EPC Agreement includes additional standard provisions, including with respect to liquidated damages in connection with delays and performance, performance guarantees, suspension and termination.

In June 2018, Talasol executed a financial power swap, or the Talasol PPA, in respect of approximately 80% of the output of a prospective photovoltaic plant for a period of 10 years. The Talasol PPA was executed with a leading international energy company with a solid investment grade credit rating and a pan-European asset base, which is active in more than forty countries and has a proven track record in financial hedges. The power produced by the Talasol Project is expected to be sold in the open market for the then current market power price. The Talasol PPA is expected to hedge the risks associated with fluctuating electricity market prices by allowing Talasol to secure a certain level of income for the power production included under the Talasol PPA. The hedging provides that if the market price goes below a price underpinned by the Talasol PPA, the Hedging Provider will pay Talasol the difference between the market price and the underpinned price, and if the market price is above the underpinned price, Talasol will pay the Hedging Provider the difference between the market price and the underpinned price. The hedge transaction becomes effective on Talasol requesting that the counter party will fix the fixed price pursuant to the price adjustment mechanism. Talasol has the right to do this at any time following the execution of the Talasol PPA and no later than March 31, 2019. In March 2019, Talasol provided a request to fix the fixed price no later than March 31, 2019.

In July 2018, Talasol executed a pre-hedge transaction with Goldman Sachs International in connection with the prospective project financing for the construction of a photovoltaic plant. The pre-hedge transaction is a fixed for floating interest rate swap intended to lock-in current market floating rates.

In December 2018, Talasol entered into agreements governing the procurement of financing in the aggregate amount of approximately euro 177 million, or the Talasol Project Finance. The Talasol Project Finance is intended to finance the development and construction of the Talasol Project. The Talasol Project Finance is expected to be financed by a consortium led by Deutsche Bank, which is the mandated lead arranger, and the European Investment Bank, or EIB. For more information concerning the Talasol Project Finance see “Item 4.B: Business – Talasol Project Finance.”

Based on current technical analysis of the design provided by the EPC contractor of the Talasol Project, the P50 expected production of the Talasol Project is approximately 561 GWh per annum. It is expected that the Talasol Project’s CAPEX will amount to approximately euro 200-230 million, including development costs of approximately euro 20 million and interest of approximately euro 7 million. Based on the current technical analysis, a price projection analysis and the expected hedging effect of the Talasol PPA, a price projection analysis and the expected hedging effect of the PPA, the Talasol Project’s annual revenues are currently expected to be in the range of euro 20-25 million. The currently expected annual operating expenses are euro 6 million per annum, thus the currently expected annual operating income, is in the range of euro 14-19 million.

The continued development of the Talasol Project is subject to risks and uncertainties, including with respect to the Company’s ability to obtain the equity required in order to commence the construction of the Talasol Project, and other conditions that are not entirely within the control of the Company or Talasol, as they include the procurement of financing or other funding sources, such as potential investors and partners, on terms acceptable to the Company and Talasol. The projected production, revenues and other future results and outcomes included herein are based on the current expectations and assumptions of the Company and its advisors and are subject to various conditions and circumstances. Moreover, the Company may, in its sole discretion, decide not to pursue the Talasol Project in the event of changes in the market or other circumstances. For more information concerning these and other risks see under “Item 3.D: Risk Factors - Risks Related to our Business.”

Waste-to-Energy Projects in the Netherlands

In June 2018, the anaerobic digestion plant, with a green gas production capacity of approximately 475 Nm3/h, in Oude Tonge, the Netherlands, or the Oude Tonge Project, in which we currently indirectly own 51% commenced operations.

In March 2019, we executed an agreement, or the Ludan Acquisition Agreement, with Ludan and several entities affiliated with Ludan, for the acquisition by Ellomay Luxemburg of 49% of the companies that own the WtE Projects in Goor and Oude-Tonge, both in the Netherlands. As we currently indirectly own 51% of the WtE Projects, following consummation of the acquisition contemplated by the Ludan Acquisition Agreement, we will indirectly wholly-own the WtE Projects in their entirety. The consummation of the acquisition contemplated by the Ludan Acquisition Agreement is subject to customary conditions, including the approval of the financing bank of the WtE Projects. The Ludan Acquisition Agreement also provides for the immediate (and unconditional) termination of the operations and maintenance arrangement of the WtE Projects with Ludan’s affiliates effective as of January 27, 2019.

The Manara Pumped Storage Project

In October 2018, Ellomay PS, in which we indirectly own 75% and which is advancing the construction of the Manara PSP, executed a letter of appointment, or the Letter of Appointment, with two companies that are subsidiaries of, and controlled by, Electra Ltd. (TASE: ELTR), or, such subsidiaries together, Electra. The Letter of Appointment provides for the appointment of Electra, on an exclusive basis, as the main contractor for the Manara PSP. The Letter of Appointment provides a contract price of approximately $300 million, all subject to an indexation mechanism. The parties to the Letter of Appointment undertook to continue their good faith negotiations in order to reach a final form for an Engineering, Procurement and Construction Contract, or an EPC Contract. The Letter of Appointment is effective until September 30, 2019, subject to earlier termination in accordance with its terms. The execution of the EPC Contract is subject to the parties reaching an understanding in connection with open commercial issues, the receipt of requisite corporate approvals and the approval of the financing entity of the Manara PSP. The performance of the EPC Contract is further subject to the financial closing of the Manara PSP, currently expected to happen during the second half of 2019. There is no assurance that the parties to the Letter of Appointment will reach an understanding and execute an EPC Contract or that the Manara PSP will obtain financing on terms acceptable to us or at all.

In December 2018, we executed a settlement agreement, or the A.R.Z. Settlement Agreement, with A.R.Z. Electricity Ltd., or A.R.Z. Electricity, an Israeli private company that holds 33.33% of Sheva Mizrakot Ltd., which in its turn holds 25% of the company promoting the Manara PSP, in which we hold an indirect 75% interest. The A.R.Z. Settlement Agreement resolves a claim made by A.R.Z. Electricity and Mr. Raanan Aloni against us and our affiliates, in connection with the Manara PSP, and other disputes between such parties concerning the Manara PSP. The A.R.Z. Settlement Agreement provides, inter alia, for the grant to A.R.Z. Electricity of a right to acquire, on financial closing of the Manara PSP (to the extent such financial closing occurs), an additional 6.67% of the Manara PSP. The acquisition by A.R.Z. Electricity of this additional stake in the Manara PSP is subject to the fulfillment of various conditions precedent including, inter alia, the full and timely payment by A.R.Z. Electricity and Raanan Aloni of all their obligations, under all applicable agreements, to the project company and to us and our affiliates, as well as the repayment of all amounts paid by us and our affiliates to the project company, on account of A.R.Z. Electricity’s existing (8.33%) and potential additional (6.67%) stake in the Manara PSP, plus interest at a rate of 5% per annum.

In March 2019, following Ellomay PS’s request to extend certain dates and deadlines in the conditional license granted to it due to the continuation of the planning procedures in the National Infrastructure Committee and the Israel Land Authority, the Israeli Electricity Authority resolved to extend certain deadlines and dates set forth in the conditional license held by Ellomay PS. The extensions include, among others: (i) an extension of the term of the conditional license by 24 months to 96 months, (ii) an extension of the deadline for obtaining a building permit by 3 months to 33 months commencing upon the effective date of the conditional license, and (iii) an extension of the deadline for financial closing by 12 months to 42 months commencing upon the effective date of the conditional license. The Israeli Electricity Authority’s resolution will become effective following the receipt of the approval of the Israeli Minister of National Infrastructures, Energy and Water, or the Minister, and is also subject to the forfeiture of a bank guarantee provided by Ellomay PS in the amount of approximately NIS 2.1 million  (approximately €0.5 million) and of an additional amount of approximately NIS 1 million (approximately €0.23 million) out of bank guarantees Ellomay PS will be required to provide in connection with the extension.

Financing of Spanish PV Plants

On March 12, 2019, four of our Spanish indirect wholly-owned subsidiaries, Rodríguez I Parque Solar, S.L.U., Rodríguez II Parque Solar, S.L.U., Seguisolar, S.L.U. and Ellomay Spain, S.L. entered into a facility agreement governing the procurement of project financing in the aggregate amount of approximately €18.4 million with Bankinter, S.A. For more information see “Item 4.B: Business – Spanish PV Plants Project Finance.”

Principal Capital Expenditures and Divestitures

From 2014 through March 1, 2019, we made aggregate capital expenditures of approximately euro 9.8 million in connection with our Spanish PV Plants. Our aggregate capital expenditure in connection with the acquisition of the Talmei Yosef PV Plant was approximately NIS 48.6 million (approximately €11.8 million, based on the NIS/euro exchange rate as of March 1, 2019). Our aggregate capital expenditure in connection with the acquisition of shares in U. Dori Energy Infrastructure Ltd., including the exercise of options to acquire additional shares of U. Dori Energy during 2015 and 2016, which increased our percentage holding to 50%, before principal loan repayments from Dori Energy, is approximately NIS 108.8 million (approximately €26.4 million, based on the NIS/euro exchange rate as of March 1, 2019). The aggregate capital expenditures in connection with the Manara PSP through March 1, 2019 were approximately NIS 23.7 million (approximately €5.8 million). Our aggregate capital expenditures in connection with the Waste-to-Energy Projects in the Netherlands through March 1, 2019 were approximately €18.7 million.

For further information on our financing activities please refer to “Item 4.B: Business Overview” and “Item 5: Operating and Financial Review and Prospects.”

B.            Business Overview

We are involved in the production of renewable and clean energy. We own seventeen PV Plants that are operating and connected to their respective national grids as follows: (i) twelve photovoltaic plants in Italy with an aggregate installed capacity of approximately 22.6 MWp, (ii) four photovoltaic plants in Spain with an aggregate installed capacity of approximately 7.9 MWp and (iii) one photovoltaic plant in Israel with an installed capacity of approximately 9 MWp. In addition, we indirectly own: (i) 9.375% of Dorad, which owns an approximate 850 MWp bi-fuel operated power plant in the vicinity of Ashkelon, Israel, (ii) 51% of Groen Gas Goor B.V and of Groen Gas Oude-Tonge B.V., project companies operating anaerobic digestion plants with a green gas production capacity of approximately 375 Nm3/h, in Goor, the Netherlands and 475 Nm3/h, in Oude Tonge, the Netherlands, respectively, (iii) Talasol, which is involved in a project to construct a photovoltaic plant with a peak capacity of 300 MW in the municipality of Talaván, Cáceres, Spain, and (iv) 75% of Chashgal Elyon Ltd., Agira Sheuva Electra, L.P. and Ellomay Pumped Storage (2014) Ltd., all of which are involved in a project to construct a 156 MW pumped storage hydro power plant in the Manara Cliff, Israel.

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

Global trends in the industry

Based on currently available provisional numbers (which will be verified in Spring 2019): (a) in 2018 the PV market reached 8 GW in Europe and 100 GW worldwide, (b) by the end of 2018, the cumulative PV installations reached 122.6 GW in Europe and 515 GW worldwide, (c) the global solar market in 2018 was dominated by China, which connected 53 GW to the grid, a 54% increase with respect to 2016. China alone with 131 GW of installed capacity is followed by USA (51 GW), Japan (49 GW) and Germany (42 GW), (d) Europe with more than 111 GW of total capacity installed is left behind the Asian countries with 219 GW, and (e) in the Middle East in 2018, Turkey installed 2.6 GW and Israel 60 MW.

New solar installations in Israel are far behind the government targets - the government target for 2030 is based on 17% renewable energy production out of the total energy production in Israel. The current renewable energy production out of the total energy production in Israel is approximately 4.5%.

In 2018, the European Parliament adopted four of the eight legislative proposals included in the “Clean Energy for All Europeans” package presented by the European Union in 2016. The directives adopted are: the Energy Performance in Buildings Directive, the Renewable Energy Directive, the Energy Efficiency Directive and the Governance Regulation. The new Directives, among other things, fix two new targets for the EU in 2030: a binding renewable energy target of at least 32% and an energy efficiency target of at least 32.5%. The additional four proposals are: the Electricity Directive, the Electricity Regulation, the Risk-Preparedness Regulation and the Regulation for the Agency for the Cooperation of Energy Regulators (ACER), which are expected to be approved during early 2019.

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

Solar electric cells convert light energy into electricity at the atomic level. The conversion efficiency of a solar electric cell is defined as the ratio of the sunlight energy that hits the cell divided by the electrical energy that is produced by the cell. In recent years, effort in the industry has been directed towards the development of solar cell technology that reduces per watt costs and increases conversion efficiency. Solar electric cells today are getting better at converting sunlight to electricity, but commercial panels still harvest only part of the radiation they are exposed to. Scientists are working to improve solar panels’ efficiency using various methods.

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

•
Cost-effectiveness - While solar power has historically been more expensive than fossil fuels, there are continual advancements in solar panel technology which increase the efficiency and lower the cost of production, thus making the production of solar energy even more cost effective.

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

These benefits impacted our decision to enter into the solar photovoltaic market. We believe the fluctuations in fuel costs, environmental concerns and energy security make it likely that the demand for solar power production will continue to grow. Many countries, including Italy and Spain, have put incentive programs in place to spur the installation of grid-tied solar power systems. For further information please see “Material Effects of Government Regulations on the PV Plants.”

Measuring the Performance of Solar Power Plants

One of the main factors for measuring the efficiency and quality of a power plant is the performance ratio (PR). The performance ratio is stated as percent and describes the relationship between the actual and theoretical energy outputs of the PV plant. This calculation provides the proportion of the energy that is actually available for export to the electricity grid after deduction of any energy losses and of energy consumption for the operation of the PV plant. The performance ratio can be used to compare PV plants at different locations as the calculation is independent of the location of a PV plant. The closer the performance ratio is to 100%, the more efficient the relevant PV plant is operating, however, a PV plant cannot reach a performance ratio of 100% as there are inevitable losses and use of energy of the PV plant. High-performance PV plants can however reach a performance ratio higher than 80%.

There are several risk factors associated with the photovoltaic market. See “Item 3.D: Risk Factors - Risks Related to our Business.”

Our Photovoltaic Plants

The following table includes information concerning our PV Plants:

PV Plant Title	Installed Capacity[1]	Location	Technology of Panels	Connection to Grid	FiT or Fixed Tariff [2]	Revenue in the year ended December 31, 2017 (in thousands)[3]	Revenue in the year ended December 31, 2018 (in thousands)[3]
“Troia 8”	995.67 kWp	Province of Foggia, Municipality of Troia, Puglia region, Italy	Fix	January 14, 2011	0.318 (€/kWh)	€560	€515
“Troia 9”	995.67 kWp	Province of Foggia, Municipality of Troia, Puglia region, Italy	Fix	January 14, 2011	0.318 (€/kWh)	€574	€528
“Del Bianco”	734.40 kWp	Province of Macerata, Municipality of Cingoli, Marche region, Italy	Fix	April 1, 2011	0.3215 (€/kWh)	€390	€351
“Giaché”	730.01 kWp	Province of Ancona, Municipality of Filotrano, Marche region, Italy	Duel Axes Tracker	April 14, 2011	0.3215 (€/kWh)	€497	€398
“Costantini”	734.40 kWp	Province of Ancona, Municipality of Senigallia, Marche region, Italy	Fix	April 27, 2011	0.3215 (€/kWh)	€407	€367
“Massaccesi”	749.7 kWp	Province of Ancona, Municipality of Arcevia, Marche region, Italy	Duel Axes Tracker	April 29, 2011	0.3215 (€/kWh)	€466	€443

PV Plant Title	Installed Capacity[1]	Location	Technology of Panels	Connection to Grid	FiT or Fixed Tariff [2]	Revenue in the year ended December 31, 2017 (in thousands)[3]	Revenue in the year ended December 31, 2018 (in thousands)[3]
“Galatina”	994.43 kWp	Province of Lecce, Municipality of Galatina, Puglia region, Italy	Fix	May 25, 2011	0.318 (€/kWh)	€526	€442
“Pedale (Corato)”	2,993 kWp	Province of Bari, Municipality of Corato, Puglia region, Italy	Single Axes Tracker	May 31, 2011	0.2659 (€/kWh)	€1,739	€1,618
“Acquafresca”	947.6 kWp	Province of Barletta-Andria-Trani, Municipality of Minervino Murge, Puglia region, Italy	Fix	June 2011	0.2677 (€/kWh)	€447	€410
“D’Angella”	930.5 kWp	Province of Barletta-Andria-Trani, Municipality of Minervino Murge, Puglia region, Italy	Fix	June 2011	0.2677 (€/kWh)	€443	€408
“Soleco”	5,923.5 kWp	Province of Rovigo, Municipality of Canaro, Veneto region, Italy	Fix	August 2011	0.2189 (€/kWh)	€2,028	€2,068
“Tecnoenergy”	5,899.5 kWp	Province of Rovigo, Municipality of Canaro, Veneto region, Italy	Fix	August 2011	0.2189 (€/kWh)	€2,067	€2,013

PV Plant Title	Installed Capacity[1]	Location	Technology of Panels	Connection to Grid	FiT or Fixed Tariff [2]	Revenue in the year ended December 31, 2017 (in thousands)[3]	Revenue in the year ended December 31, 2018 (in thousands)[3]
“Rinconada II”	2,275 kWp	Municipality of Córdoba, Andalusia, Spain	Fix	July 2010	N/A	€864	€851
“Rodríguez I”	1,675 kWp	Province of Murcia, Spain	Fix	November 2011	N/A	€619	€631
“Rodríguez II”	2,691 kWp	Province of Murcia, Spain	Fix	November 2011	N/A	€1,020	€1,045
“Fuente Librilla”	1,248 kWp	Province of Murcia, Spain	Fix	June 2011	N/A	€504	€506
“Talmei Yosef”[4]	9,000 kWp	Talmei Yosef, Israel	Fix	November 2013	0.9857[5] (NIS/kWh)	€183[6]	€1,041[6]

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

5. The tariff of NIS 0.9631/kWh is fixed for a period of 20 years and is updated once a year based on changes to the Israeli CPI of October 2011. The tariff increased from NIS 0.976/kWh in November 2013 to NIS 0.9857/kWh in 2018.

6. As a result of the accounting treatment of the Talmei Yosef PV Plant as a financial asset, out of total proceeds from the sale of electricity of approximately €3.8 million for the year ended December 31, 2018, only revenues related to the ongoing operation of the plant in the amount of approximately €1 million are recognized as revenues.

Photovoltaic Plants

The construction and operation of photovoltaic plants entail the engagement of Contractors, in order to build, assemble, install, test, commission, operate and maintain the photovoltaic power plants, for the benefit of our wholly-owned subsidiaries.

Each of the PV Plants is constructed and operates on the basis of the following main agreements:

•	an Engineering, Procurement & Construction projects Contract, or an EPC Contract, which governs the installation, testing and commissioning of a photovoltaic plant by the respective Contractor;

•	an Operation and Maintenance (O&M) Agreement, which governs the operation and maintenance of the photovoltaic plant by the respective Contractor;

•	a number of ancillary agreements, including:

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

•
Assignment Contract (“contrato de encargo de proyecto”) and the Technical Access Contract (“Contracto técnico de acceso a la red de transporte") with Red Eléctrica de España (the Spanish grid operator, or REE).

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

Our aggregate capital expenditures to date in connection with our operational PV Plants is approximately €88.2 million.

The majority of our PV Plants are operational and the summaries below describe the material terms of the O&M Agreements executed in connection with such PV Plants. As noted above, we entered into an EPC Contract with respect to the Talasol Project, see below for additional details. Certain of the EPC Contracts and forms of O&M Agreements we executed in the past were filed as exhibits to previously filed annual reports on Form 20-F.

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

The Consideration

Based on the range of services offered by the Contractor, the annual consideration for the Subscription Services varies from €19,000 to €36,000 per MWp (linked to the local Consumer Price Index) for each of the PV Plants, paid in the majority of the PV Plants on a quarterly basis. The Subscription Services fee is fixed and the Contractor is not entitled to request an increase in the price due to the occurrence of unforeseen circumstances. This annual consideration does not include the price of the insurance policies to be obtained by the PV Principal, including all risk insurance policies.

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

Talasol Project Finance

In December 2018, Talasol entered into agreements governing the procurement of financing in the aggregate amount of approximately €177 million, or the Talasol Project Finance. The Talasol Project Finance is intended to finance the construction of the Talasol Project. The Talasol Project Finance includes the following facilities:

a.
a term facility in the amount of €70 million from Deutsche Bank AG (“DB”), with a term ending on September 30, 2033, repaid in unequal sculptured semi-annual installments. Loan amounts drawn from this facility will bear an annual interest of 6 month EURIBOR (with a zero floor) plus a margin determined based on the stage of the Talasol Project. The applicable margins are: (i) 2.25% until technical completion, (ii) 2% from technical completion until the 5th anniversary of technical completion, (iii) 2.25% from the 5th anniversary of technical completion until the termination date of the power hedge agreement that Talasol entered into last June (the “PPA”, i.e., September 30, 2030), and (iv) 2.5% from the termination date of the PPA until the end of the term of the commercial term facility;

b.
a revolving debt service reserve facility in the amount of €5 million from DB, with a term ending on the earlier of: (i) September 30, 2033 or (ii) the date on which the commercial term loan set forth under (a) above has been repaid in full. Loan amounts drawn from this facility will bear an annual interest of 6 month EURIBOR (with a zero floor) plus a margin determined based on the stage of the Talasol Project. The applicable margins are: (i) 2.5% until technical completion, (ii) 2.25% from technical completion until the 5th anniversary of technical completion, (iii) 2.50% from the 5th anniversary of technical completion until the termination date of the PPA), and (iv) 2.75% from the termination date of the PPA until the termination date;

c.
a VAT facility in the amount of €20 million from DB, with a term ending on June 30, 2021, repaid by using balances available in the VAT reimbursement account but in no event later than June 30, 2021. Loan amounts drawn from this facility will bear an annual interest of 6 month EURIBOR (with a zero floor) plus a margin of 2%;

d.
a letter of credit facility in the initial amount of €12 million, with a term ending on September 30, 2030, to be repaid in full on its termination date and bearing an annual interest of (i) 1.25% for amounts cash covered, and (ii) 2% for any other amounts;

e.
a term facility in the amount of €65 million from EIB, granted under the Investment Plan for Europe known as the Juncker Plan, with a term ending on September 30, 2033, repaid in unequal sculptured semi-annual installments. Loan amounts drawn from this facility will bear an annual interest of 6 month EURIBOR plus a margin (expected to be 1.757%); and

f.
a revolving debt service reserve facility from the EIB in the amount of €5 million granted by EIB under the Investment Plan for Europe, with a term ending on the earlier of: (i) September 30, 2033 or (ii) the date on which the commercial term loan set forth under (e) above has been repaid in full. Loans drawn from this facility will bear an annual interest of 6 month EURIBOR (with a zero floor) plus a margin, which is expected to be similar to the CFL Debt Service Reserve Facility under (b) above.

The final amount of the various facilities (other than the letter of credit facility amount, which is fixed) will be determined based on an agreed financial model as of the date of financial closing, taking into account certain variables, including interest rate SWAP, the PPA adjusted fixed price, power price projections and the agreed DSCR, and is expected to be up to €177 million.

During the construction period, interest payments on the term, revolving debt and VAT facilities will be made on a monthly basis, and semi-annually thereafter (commencing March 31, 2021). The agreements executed in connection with the Talasol Project Finance provide for mandatory prepayment upon the occurrence of certain events and various customary representations, warranties and covenants, including covenants to maintain a Historic and Projected DSCR not lower than 1.05:1, and not to make distributions in the event that: (i) the Historic and Projected DSCR will be lower than 1.15:1.0 and (ii) the Loan Life Cover Ratio will be lower than 1.20:1.0. The facilities provided by the EIB include certain other representations and undertakings mandated by applicable EU regulation.

The Talasol Project Finance documents require that security interests be provided in connection with the following: (i) Talasol’s shares (held by the Company’s wholly-owned subsidiary, Ellomay Luxemburg), (ii) pledges over accounts, (iii) pledges over Talasol Project’s documents, (iv) pledges over receivables under the shareholders loans, (v) security assignment of hedging claims and (vi) promissory equipment mortgage.

The Talasol Project Finance documentation include several conditions to financial closing, including an obligation by Talasol to provide upfront equity in the amount of €40 million, closing of the engineering, procurement and construction contract that was signed on June 2018 and signing of the substation construction contract with Red Eléctrica de Espana, S.A.U. and additional customary conditions. In addition, Ellomay Lux committed to provide pro rata base equity in an aggregate amount currently expected to be (subject to the final debt sizing on financial closing as described above) approximately €51 million and contingent equity in an aggregate amount of €5.7 million, both backed by bank guarantees.

In connection with the Talasol Project Finance, Ellomay Luxemburg, our wholly-owned subsidiary and the parent company of Talasol and the Company undertook separately to (indirectly) retain at least 50.1% of the shares in Talasol and not to buy any debt of, or hedging claims against, Talasol from the entities providing the financing to the Talasol Project.

The Talasol Project Finance documentation requires Talasol to enter into interest swap agreements for an amount equal to at least 95% of the maximum amount of the term facilities and reflecting any regular cash sweep amounts as more fully explained below.

As the financing was structured for the term of the PPA signed in connection with the Talasol Project (ten years) plus additional three years beyond the term of the PPA, the Talasol Project Finance documentation requires Talasol to prepay the term loans via cash-sweeps to ensure that the term loans are repaid in full until the termination date of the PPA. Talasol has the option to place the relevant cash sweep amounts on a reserve account instead, and, in the event it enters into a satisfactory new power purchase agreement or power hedge agreement, the amounts on the reserve account may be transferred to the operating account of Talasol, to the extent they are not required in prepayment of the term loans to ensure that during the remainder of the term loans the base case ratios are complied with.

Spanish PV Plants Project Finance

On March 12, 2019, four of our Spanish indirect wholly-owned subsidiaries, Rodríguez I Parque Solar, S.L.U., Rodríguez II Parque Solar, S.L.U., Seguisolar, S.L.U. and Ellomay Spain, S.L., together, the Spanish Subsidiaries, entered into a facility agreement governing the procurement of project financing in the aggregate amount of approximately €18.4 million with Bankinter, S.A., or the Facility Agreement.

The Facility Agreement amount consists of the following tranches:

a.	in an amount of approximately €3.6 million, granted to Rodríguez I Parque Solar, S.L.U.;

b.	in an amount of approximately €6 million, granted to Rodríguez II Parque Solar, S.L.U.;

c.	in an amount of approximately €3 million, granted to Seguisolar, S.L.U.;

d.	in an amount of approximately €5 million, granted to Ellomay Spain, S.L.; and

e.	a revolving credit facility to attend the debt service if needed, for a maximum amount of €0.8 million granted to any of the Spanish Subsidiaries.

The termination date of the Facility Agreement is December 31, 2037 and an annual interest at the rate of Euribor 6 months plus a margin of 2% (with a zero interest floor) is repaid semi-annually on June 20 and December 20. The principal is repaid on a semi-annual basis based on a pre-determined sculptured repayment schedule.

The Facility Agreement provides for mandatory prepayment upon the occurrence of certain events and includes various customary representations, warranties and covenants, including covenants to maintain a DSCR on an aggregate basis not lower than 1.05:1, and not to make distributions unless, among other things: (i) the DSCR, on an aggregate basis, is equal to or higher than 1.15:1.0, (ii) the first instalment of the Project Finance has been repaid, (iii) no amount under the revolving credit tranche has been withdrawn and not fully repaid and no drawdowns of the revolving credit tranche are expected within the next six months, and (iv) the Spanish Subsidiaries' net debt to regulatory value (as such terms are defined in the Facility Agreement) ratio is equal to or higher than 0.7:1. The regulatory value of the photovoltaic plants owned by the Spanish Subsidiaries is approximately €23.5 million, compared to their aggregate nominal purchase price, which was approximately €14.85 million and their aggregate book value, which was approximately €14.4 million as of December 31, 2018.

The Facility Agreements includes a cash-sweep payment mechanism and obligation that applies in the event the Spanish Subsidiaries' net debt to regulatory value ratio is equal to or higher than 0.7:1.

The Spanish Subsidiaries entered into the swap agreements on March 12, 2019 with respect to approximately €17.6 million (with a decreasing notional principal amount based on the amortization table) until December 2037, replacing the Euribor 6 month rate with a fixed 6 month rate of approximately 1%, resulting in a fixed annual interest rate of approximately 3%.

The Project Finance documents require that security interests be provided in connection with the following: (i) the Spanish Subsidiaries' shares (held by the Company's wholly-owned subsidiary, Ellomay Luxemburg Holdings S.àr.l. ("Ellomay Lux"), (ii) pledges over accounts, (iii) pledges over relevant agreements including hedging agreements; and (iv) promissory equipment mortgage.

In addition, we entered into project finance arrangements in connection with several of our Italian PV Plants. For more information see “Item 5.B: Liquidity and Capital Resources – Project Finance.”

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

Seasonality

Solar power production has a seasonal cycle due to its dependency on the direct and indirect sunlight and the effect the amount of sunlight has on the output of energy produced. Although we received the technical calculation of the average production recorded in the area of each of our PV Plants from our technical advisors and incorporated such data into our financial models, adverse meteorological conditions can have a material impact on the PV Plants’ output and could result in production of electricity below expected output. For example, the radiation levels in Italy during the years ended December 31, 2016 and 2018 were lower than the radiation levels during the same period in 2015 and in 2017, resulting in lower revenues from our Italian PV Plants during the years ended December 31, 2016 and 2018.

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

The following tables provide the FiT that applied to PV plants entering into operations from June 1, 2011 until December 31, 2012 on the basis of the Fourth Conto Energia:

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

The Fourth Conto Energia was replaced by the Fifth Conto Energia, which, with some exceptions, applies to photovoltaic plants that commenced operations starting from August 27, 2012. The main provisions introduced by the Fifth Conto Energia are:

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

In other words, in light of the increasing demand of energy, the sale of the total output of power plants fueled by renewable sources is required by law, and the government must buy power from solar power plants that wish to sell to it, before it can buy the remainder of its power needs from fossil fuel energy resources.

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

AEEGSI Resolution n. 618/2013

 On December 19, 2013, AEEGSI issued a new resolution, determining the new reduced minimum guaranteed prices applicable as of January 1, 2014, by means of the amendment of AEEGSI Resolution n. 280/2007. However, such resolution has been challenged before the administrative court (TAR Lombardia) by an organization of renewable energy producers (AssoRinnovabili).  On July 3, 2015, the administrative court rejected AssoRinnovabili’s appeal thus confirming the effectiveness of AEEGSI Resolution n. 618/2013.

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

•
to the actual imbalancing which falls within the tolerated thresholds of the price equal to that provided under section 40.3 of Resolution AEEGSI SI 111/06, as amended by Resolution 522/2014/R/eel; and

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

A new resolution (no. 444 of 2016) was adopted by AEEGSI in July 2016 partly amending the previously applying modalities of payment of imbalancing. Such resolution established that, commencing January 2017 (for PV plants with a capacity lower than 10 MWp), the discrepancy between planned and effective energy input/withdrawn shall not exceed 7.5% (+/-). In the case that such threshold is exceeded, the price paid for positive imbalancing will be reduced in such measure as not to allow any profit to the producer in relation to the forecast in question. Prior to this resolution, distortive practices were often used by intentionally providing energy production forecasts materially different from the actual production in order to maximize revenues deriving from positive imbalancing payments. The provisions of resolution 444/2016 aim at incentivizing producers to keep imbalancing within said limits (+/- 7.5%).

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

(iii)
a rescheduling in the FiT so that during an initial period the FiT is reduced and during the second period the FiT is increased in the same amount of the reduction with the goal to guarantee an annual saving of at least €600 million by the Italian public between 2015 and 2019, assuming all photovoltaic operators opt for this alternative); or

(iv)
the beneficiaries of FiT incentive schemes can sell up to 80% of the revenues deriving from the incentives generated by the photovoltaic plant to a selected buyer to be identified among the top EU banks. The selected buyer will become eligible to receive the original FiT and will not be subject to the changes set forth in alternatives (i) through (iii) above.

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

For example, for a plant with 100 panels, based on the above formula the retention is equal to €181.82 for the first year and an aggregate amount of €1,000 for a ten-year period (assuming a duration of the incentive of 20 years).

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

Approval of Capacity Market by EU Commission

At the beginning of February 2018, the EU Commission approved the scheme presented by the Italian government for the setting up of the so-called “capacity market”. This has been approved for a period of 10 years and will allow producers of electric energy (including from PV sources) to participate in auctions whereby they will obtain additional remuneration for providing availability to produce electric energy. The capacity market is still to be implemented through an ad hoc decree by the Italian government, and is currently under discussions with EU institutions.

Material Effects of Government Regulations on the Spanish PV Plants

The Spanish general legal framework applicable to renewable energies

Law 24/2013, of December 27, 2013, of the Power Sector

The Spanish general legal framework applicable to renewable energies is contained in Law 24/2013, of December 27, 2013, of the Power Sector, or Law 24/2013, which sets forth the regulatory framework of the power sector with the objective of guaranteeing the electricity supply with an adequate level of quality, at the least possible cost, while ensuring the economic and financial sustainability of the system and pursuing effective competition in the power sector. At the same time, the principle of environmental sustainability is considered.

The economic and financial sustainability is the guiding principle for both the Spanish Public Administration and the agents acting under the scope of Law 24/2013, with a view to avoid the accumulation of new tariff deficits. According to Law 24/2013, incomes must be enough to cover expenses and, on the other hand, tariffs and charges must be automatically reviewed in case of overcoming certain established thresholds.

In accordance with Royal Decree-law 9/2013, dated July 12, 2013, which adopts several urgent measures in order to ensure the financial stability of the power system, or RDL 9/3013, Law 24/2013 regulates the new remuneration scheme of those renewable energy installations entitled to a regulated income, or the so called “Specific Remuneration,” in addition to the market price. Law 24/2013 sets forth the principle of reasonable profit for the sake of which the parameters to determine the regulated income are reviewed every six years.

In addition, Law 24/2013 establishes the priority access and dispatching of RES and high efficiency Combined Heat and Power in line with the European Union Directives, and further develops the general criteria for access and dispatching by reinforcing the principles of objectivity and non- discrimination. Thereby, the reasons to refuse access are based on technical criteria exclusively.

Moreover, Law 24/2013 develops a specific regulatory framework for self-consumption. Law 24/2013 defines three different categories of self-consumption and obliges those installations connected to the grid to contribute to the costs and services of the system in the same conditions of the rest of customers. It also defines the activity of “recharging managers” (for electric vehicles).

New legislation applicable to renewable energies

The Spanish general legal framework applicable to renewable energies includes Royal Decree Law 15/2018, of October 5, 2018, or RDL 15/2018, of urgent measures for energy transition and consumer protection. RDL 15/2018 includes, among others, the following:

1.
It introduces three principles in the activity of self-consumption: (i) the right to self-consume electricity without charges; (ii) the right to shared self-consumption by one or more consumers to take advantage of economies of scale; and (iii) administrative and technical simplification.

2.	Any consumer – whether or not a direct consumer of the market – may acquire energy through bilateral contracting with a producer.

3.
Regarding access and connection permits: (i) the validity of the access and connection permissions granted prior to the entry into force of Law 24/2013 is extended and the aforementioned permits will expire if they have not obtained the authorization of exploitation, on the later of: (a) before March 31, 2020, or (b) five years from the obtaining of the right of access and connection; (ii) the guarantees to be placed for the access and connection permits are increased from €10/kW to €40/kW; (iii) with regards to the actions carried out in the transport or distribution networks by the owners of the access and connection permits which must be developed by the grid operator or distributor, the promoter must advance 10% of the total investment value to be undertaken within a period not exceeding 12 months. Once the aforementioned amount has been paid and the administrative authorization for the generation facility has been obtained, its holder shall, within four months, enter into an Assignment Contract with the transportation grid operator or distributor, otherwise, the validity of the access and connection permits will expire.

4.	RDL 15/2018 suspends for 6 months (the last 3 months of 2018 and the 3 first months of 2019) the tax on the value of electricity production.

Remuneration of Renewable Energy Facilities

The remuneration of electricity generation activity includes the following concepts: (i) the electric energy negotiated through the daily and intraday markets, remunerated on the basis of the price resulting from the balance between the supply and the demand of electric energy offered in them (i.e., spot price), (ii) adjustment services, including non-frequency services and system balance services, necessary to ensure adequate supply to the consumer, (iii) where appropriate, the remuneration for capacity mechanism, (iv)where appropriate, the additional remuneration for the production of electric energy in the electrical systems of non-peninsular territories, which the government may apply to cover the difference between the investment and operational costs and the incomes of these facilities, and (v)where appropriate, the specific remuneration for the production of electric energy from renewable energy sources, high efficiency cogeneration and waste.

The legal and regulatory framework applicable to the production of electricity from renewable energy sources in Spain was modified by RDL 9/2013, due to the adoption of several urgent measures in order to ensure the financial stability of the power system, eliminating the former “Special Regime” and feed-in-tariff established by Royal Decree 661/2007 and Royal Decree 1578/2008 and establishing the basis of the current remuneration scheme applicable to renewable energies called the “Specific Remuneration” regime.

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

The basic concept of the Specific Remuneration contained in RDL 9/2013 was confirmed by the current Power Act (Law 24/2013) and further developed by the following regulations:

1.	Royal Decree 413/2014 which regulates electricity generation activity using renewable energy sources, cogeneration and waste, or RD 413/2014.

2.	Order IET/1045/2014 approving the retribution parameters for certain types of generation facilities of electricity from renewable energy sources, cogeneration and waste facilities, or Order 1045/2014.

3.
Order ETU/130/2017 updating the retribution parameters for certain types of generation facilities of electricity from renewable energy sources, cogeneration and waste facilities, for the purposes of their application to the Regulatory Semi-period beginning on January 1, 2017 and ending on December 31, 2019, or Order 130/2017.

Pursuant to RD 413/2014, Order 1045/2014 and Order 130/2017, the calculation of the Specific Remuneration is performed as follows:

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

The Specific Remuneration is not calculated independently for each power installation. It is calculated based on the inclusion of each existing installations in one of the formulated IT-categories and, as a result of such inclusion, is based on the retribution parameters assigned to that particular IT-category.

b)	According to RD 413/2014, the calculation of the Specific Remuneration of each IT-category shall be performed taking into account the following parameters:

(i)	the standard revenues for the sale of energy production, valued at the production market prices (currently set at €42.84/MWh, €41.54/MWh and €41.87/MWh for 2017, 2018 and 2019, respectively);

(ii)	the standard exploitation costs; and

(iii)
the standard value of the initial investment. For this calculation, only those costs and investments that correspond exclusively to the electricity production activity will be taken into account. Furthermore, costs or investments determined by administrative rules or acts that do not apply throughout Spanish territory will not be taken into account.

c)
Order 1045/2014 established the relevant parameters applicable to each IT-category. Therefore, in order to ascertain the total amount of the Specific Remuneration applicable to a particular installation it is necessary to (i) identify the applicable IT-category and (ii) integrate in the Specific Remuneration formula set forth in RD 413/2014 the economic parameters established by Order 1045/2014 for the relevant IT-category and updated by Order 130/2017.

d)
The Specific Remuneration is calculated for regulatory periods of six years, each divided into two regulatory semi-periods of three years. The first Regulatory Period commenced July 14, 2013 and terminates December 31, 2019. The second Regulatory Semi-period commenced January 1, 2017 and terminates December 31, 2019.

e)
The Specific Remuneration is designed to ensure a “reasonable rate of return” or profitability that during the first regulatory period (i.e., until December 2019) shall be equivalent to a Spanish 10-year sovereign bond calculated as the average of stock price in the stock markets during the months of April, May and June 2013, increased by 300 basis points (7.398% for plants prior to RDL 9/2013).

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

The power plant promoted by Talasol in connection with the Talasol Project is expected be a “merchant” facility, i.e., will not be entitled to feed-in-tariff, “specific remuneration” or other similar regulatory incentives.

The obligation to finance the tariff deficit

Pursuant to Law 24/2013, renewable installations are required to finance future tariff deficits whereas pursuant to the former Power Act, the tariff deficit was only financed by five vertically integrated companies (Iberdrola, Endesa, E.On, Gas Natural Fenosa and Hidrocantábrico). Therefore, in the event there is a temporary deviation between revenues and costs of the electricity system on any given monthly settlement, this deviation shall be borne by all the companies participating in the settlement system (including renewable facilities).

Taxation of the income from generation of electricity

The Spanish Parliament enacted the Law 15/2012, dated December 27, 2012, or Law 15/2012, on fiscal measures for the sustainability of the energy sector, which entered into force on January 1, 2013. Law 15/2012 sets forth a tax on energy generation of 7% from the total amount received for the production of electricity. However RDL 15/2018 eliminates this tax with respect to the electricity produced and injected to the grid during a period of six months commencing October 6, 2018 (i.e., for the last quarter of 2018 and the first quarter of 2019). To achieve this, instead of setting a zero percent tax for the period, the calculation of the taxable base is temporarily modified.

Material Effects of Government Regulations on the Israeli PV Plant

The Israeli Electricity Market

The Israeli electricity market is dominated by the Israel Electric Corporation (IEC), which manufactures and sells most of the electricity consumed in Israel and by the Palestinian Authority and had an installed capacity of approximately 13.6 GW as of 2017. According to the Israeli Electricity Authority’s report on the electricity sector, published in June 2018, in 2017 the installed capacity of the IEC represented 79% of the total installed capacity in the Israeli market, the actual electricity production of the IEC represented 72% of the actual electricity production in the Israeli market and the IEC’s market share in the supply segment represented 80% of the supply segment of the Israel market, with the remainder represented by the independent power producers, or IPPs. The IEC controls both the transmission network (for long-distance transmittal of electricity) and the distribution network (for transmittal of electricity to the end users). In recent years, various private manufacturers received energy production licenses from the Israeli Electricity Authority. During 2015, Israel’s largest private power plant, Dalia Power Energies Ltd., was commissioned with installed capacity of approximately 900 MW.

Commencing January 2016, the Israeli Electricity Authority ceased being an independent authority and was merged into the Ministry of Energy pursuant to a government resolution approved in August 2016, which also noted that the Ministry of Energy will be responsible for determining the electricity market policy and for approving electricity manufacturing licenses.

Israeli Regulation

The regulatory framework applicable to the production of electricity by the private sector in Israel is provided under the Israeli Electricity Sector Law, 1996, or the Electricity Law, and the regulations promulgated thereunder, including the Electricity Market Regulations (Terms and procedures for the granting of a license and the duties of the Licensee), 1997, the Electricity Market Principles (Transactions with the supplier of an essential service), 2000, and the Electricity Market Regulations (Conventional Private Electricity Manufacturer), 2005, or the Electricity Market Regulations. In addition, standards, guidelines and other instructions published by the Israeli Electricity Authority (established pursuant to Section 21 of the Electricity Law) and\or by the Israeli Electric Company also apply to the production of electricity by the private sector in Israel. The operations of photovoltaic plants in Israel are also subject to various licensing, permitting and other regulations and requirements, issued and supervised by the relevant municipality, the Israeli Land Authority and various governmental entities including the Ministry of Energy, the Ministry of Agriculture, the Ministry of Interior and the Ministry of Defense.

In June 2018, the Israeli Government issued resolution no. 3859 for the reform of the electricity market and a structural change in the IEC. In July 2018, Amendment No. 16 to the Electricity Law was adopted. This amendment implements the reform of the Israeli electricity market and the reduction of the IEC’s monopolistic power by providing arrangements for the removal of the system management authorities from the IEC, maintaining the transmission and part of the distribution facilities with the IEC, increasing the competition in the production segment by forcing the IEC to sell some of the power plants it owns and opening up the supply segment to competition.

Renewable Energy in Israel

On August 6, 1998, the Israeli government approved the resolution of the Committee of Ministers for Environment and Hazardous Materials “to act to advance the development of technologies for efficient use of renewable energies in order to reduce the dependency on imported fuel and reduce the contamination of the environment.” Commencing in 2009, the Israeli government adopted a number of decisions intended to achieve the integration of renewable energies into the local electricity market, including the adoption of a roadmap for the market in July 2011 and setting targets for renewable energy manufacturing.

The current targets for manufacturing electricity from renewable sources were set by the Israeli government in September 2015, as follows: 10% in 2020, 13% in 2025 and 17% in 2030. The previous target of 5% renewable energy manufacturing by 2014 was not met as only 1.5% of the electricity manufactured in Israel in 2014 was based on renewable energy. In addition, only 3% of the electricity manufactured in Israel in 2017 was based on renewable energy. These targets were set as part of the Israeli government’s efforts to reduce greenhouse gas emissions in Israel.

In August 2017, Amendment no. 14 to the Electricity Sector Law, or Amendment no. 14, was published. Amendment no. 14 is in effect until December 31, 2030. Amendment no. 14 requires that the Minister of Energy formulate a perennial work plan in connection with production of electricity from renewable energy, which will include action items per year in order to meet the targets for renewable energy manufacturing determined by the Israeli government . Amendment no. 14 further provides that an inter-ministerial committee will be established, which will be required to submit its recommendations to the Minister of Energy regarding the advancement of electricity manufacturing from renewable energy, including recommendation with respect to: (i) methods for minimizing or eliminating obstructions for manufacturing of electricity from renewable energy, including in connection with planning and financing and (ii) methods for minimizing or eliminating obstructions for the construction of facilities for manufacturing electricity from renewable energy. Amendment no. 14 also requires the general manager of the Ministry of Energy to provide an annual report to the Economic Committee of the Israeli parliament on meeting the targets for manufacturing electricity from renewable energy and with respect to the implementation of Amendment no. 14 and the perennial work plan.

In May 2018, the Israeli Electricity Authority published its plan for meeting the renewable energy targets determined by the Israeli government. The plan for reaching the 10% target in 2020 is based mainly on photovoltaic installments on rooftops and water reservoirs, the plan for reaching the 17% target in 2030 is currently based mainly on larger land mounted installments, and requires constructing approximately 400MW of new installments every year during the period 2020-2030.

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

Israeli government resolution no. 2117, approved in October 2014, provides for a shift of thermo-solar, wind and bio-gas quotas in aggregate of 340 megawatt to solar quotas to be equally divided between plants connected to the transmission network and plants connected to the distribution network and further providing that the total quotas will not exceed 114 megawatt per year.

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

During 2017, two tenders were conducted (out of six tenders planned to be conducted by mid-2019). The tenders resulted in a price per KWh of NIS 0.199 and NIS 0.1978 for an aggregate production capacity of 235 MWp and 105 MWp, respectively. In November 2018 the third tender was published, and based on the publications of the Israeli Electricity Authority all offers in the tender were below the prices fixed in the previous tenders and offers were made for an aggregate of more than 730 MWp. The information concerning the winning offers has not been published yet.

In addition, the Israeli Electricity Authority approved a quota of 200 MWp for tenders to be published in conjunction with the Israel Land Authority for the construction of photovoltaic installations, of which winners were announced in connection with 136 MWp.

As of the end of fiscal 2018, the aggregate installed photovoltaic capacity in Israel was approximately 1,450 MW (an increase of over 40% compared to the end of fiscal 2017), manufacturing approximately 4% of the annual electricity consumption in Israel.

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

An entity wishing to construct and operate a photovoltaic plant in Israel is required to obtain a conditional license, subject to the fulfillment of several threshold conditions set forth in Decision 284. A conditional license is generally valid for 42 months and the licensee, after meeting the milestones included in the conditional license, may be granted a conditional tariff approval based on the prevailing tariff, which is valid until the earlier of: (i) 90 days following its issuance and (ii) receipt of financing for the construction of the photovoltaic plant. In the event the licensee obtains financing during the 90 day period, it is issued the conditional tariff becomes permanent and is linked to the Israeli Consumer Price Index for a period of 20 years commencing upon commercial operation of the plant. Thereafter, subject to fulfilment of certain conditions, a permanent production license is granted.

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

Dori Energy

On November 25, 2010, Ellomay Clean Energy Ltd., or Ellomay Energy, our wholly-owned subsidiary, entered into an Investment Agreement, or the Dori Investment Agreement, with the Dori Group and Dori Energy, with respect to an investment by Ellomay Energy in Dori Energy. Pursuant to the terms of the Dori Investment Agreement, Ellomay Energy invested a total amount of NIS 50 million (approximately €10 million) in Dori Energy, and received a 40% stake in Dori Energy’s share capital. The transaction contemplated by the Dori Investment Agreement, or the Dori Investment, was consummated in January 2011, or the Dori Closing Date. Following the Dori Closing Date, the holdings of Ellomay Energy in Dori Energy were transferred to Ellomay Clean Energy Limited Partnership, or Ellomay Energy LP, an Israeli limited partnership whose general partner is Ellomay Energy and whose sole limited partner is us. Ellomay Energy LP replaced Ellomay Energy with respect to the Dori Investment Agreement and the Dori SHA.

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

Dorad currently operates the Dorad Power Plant, a combined cycle power plant based on natural gas, with a production capacity of approximately 850 MW, located south of Ashkelon. The Dorad Power Plant was constructed as a turnkey project, with the consideration denominated in US dollars, and commenced commercial operations in May 2014. Dorad executed a lease with respect to the land on which the Dorad Power Plant is located with the Eilat-Ashkelon Pipeline Company (EAPC) for the construction period and for a period of 24 years and 11 months following the commencement of commercial operations of the Dorad Power Plant.

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

The other shareholders in Dorad are Eilat Ashkelon Infrastructure Services Ltd., or EAIS, (37.5%), and Edelcom Ltd., or Edelcom, (18.75%), both Israeli private companies, and Zorlu Enerji Elektrik Uretim A.S., or Zorlu, (25%), a publicly traded Turkish company. Dorad’s shareholders, including Dori Energy, are parties to a shareholders agreement that includes customary provisions, including a right of first refusal, arrangements in connection with the financing of Dorad’s operations, certain special shareholder majority requirements and the right of each shareholder holding 10% of Dorad’s shares to nominate one member to Dorad’s board of directors. As noted above, pursuant to the Dori SHA, we are currently entitled to recommend the nomination of the Dorad board member on behalf of Dori Energy.

During July 2016, Dorad repaid an aggregate amount of approximately NIS 350 million (approximately €82 million) of shareholders’ loans (of which approximately NIS 204 million (approximately €46 million) for repayment of interest and linkage and the remainder of approximately NIS 146 million (approximately €34 million) for partial repayment of principal). Dori Energy’s portion of such repayment was approximately NIS 66 million (approximately €15.5 million). During 2017 and 2018, Dorad repaid an additional aggregate amount of approximately NIS 50 million (approximately €12.3 million) and NIS 190 million (approximately €44 million), respectively, of interest and principal on account of shareholders loans. For information concerning Dori Energy’s portion of these repayments, see below.

Dorad entered into a credit facility agreement with a consortium led by Bank Hapoalim Ltd., or the Dorad Credit Facility, and financial closing of the Dorad Power Plant was reached in November 2010, with the first drawdown received in January 2011. The Dorad Credit Facility provides that the consortium will fund up to 80% of the cost of the project, with the remainder to be funded by Dorad’s shareholders. The funding is linked to the Israeli consumer price index and bears interest at a rate that is subject to updates every three years based on Dorad’s credit rating (Dorad received an “investment grade” rating, on a local scale). The current interest rate is approximately 5.1%. The funding is repaid (interest and principal) in semi-annual payments, commencing six months of the commencement of operations of the Dorad Power Plant and for a period of 17 years thereafter. The Dorad Credit Facility further includes customary provisions, including early repayment under certain circumstances, fixed charges on Dorad’s assets and rights in connection with the Dorad Power Plant and certain financial ratios, which Dorad is in compliance with as of December 31, 2018. Dorad’s senior loan facility is linked to the Israeli CPI. As the production tariff is partially linked to the Israeli CPI, the exposure is minimized. However, as the production tariff is published in delay with respect to the actual changes in the CPI, Dorad executed derivative transactions on the Israeli CPI. In connection with the Dorad Credit Facility, Dorad’s shareholders (including Dori Energy) undertook to provide guarantees to certain customers, to the IEC and to various suppliers and service provides of Dorad and also undertook to indemnify Dorad and the consortium in connection with certain expenses, including payments to customers due to delays in the commencement of operations, payment of liquidated damages to the construction contractors in the event of force majeure and certain environmental hazards. The aggregate investment of Dorad in the construction of the Dorad Power Plant was approximately NIS 4.7 billion (equivalent to approximately €1.1 billion). The Dorad Credit Facility provides for the establishment of the project’s accounts and determines the distribution of the cash flows among the accounts. In addition, the Dorad Credit Facility includes terms and procedures for executing deposits and withdrawals from each account and determines the minimum balances in each of the capital reserves.

As of December 31, 2018, Dori Energy provided guarantees to the Israeli Electricity Authority, to the IEC and to Israel Natural Gas Lines Ltd. in the aggregate amount of approximately NIS 32.4 million (approximately €7.6 million). As of December 31, 2018, the principal and accrued interest on the shareholders loans provided to Dorad by Dori Energy was in the aggregate amount of approximately NIS 3.6 million (approximately €0.8 million). The shareholders loans bear 10% interest and are linked to the Israeli CPI.

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

Dorad previously entered into an operation and maintenance agreement with Eilat-Ashkelon Power Plant Services Ltd., or EAPPS, a wholly-owned subsidiary of Eilat Ashkelon Infrastructure Services Ltd., which holds 37.5% of Dorad. Certain of the obligations under such agreement were assigned to Zorlu, which holds 25% of Dorad. During 2013, EAPPS entered into an agreement with Ezom Ltd., or Ezom, which, to our knowledge, is 75% owned by the controlling shareholder of Edelcom(which holds 18.75% of Dorad) with the remainder held by a company controlled by Zorlu, for the provision of sub-contracting services to EAPPS. Despite the assignment and subcontracting agreement, EAPPS remained liable to Dorad for all obligations under the agreement. In December 2017, Dorad and Ezom executed an operation and maintenance agreement for the Dorad Power Plant, or the Dorad O&M Agreement, replacing EAPPS by Ezom as the O&M contractor of the Dorad Power Plant under the same terms. The Dorad O&M Agreement is for a period of 24 years and 11 months commencing upon receipt of a permanent license by Dorad, and in no event for a period that is longer than the period of the lease of the Dorad Power Plant premises.

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

Following this demand, in July 2015, Dori Energy and Dori Energy’s representative on Dorad’s board of directors, who is also a member of our Board of Directors, filed a petition, or the Petition, for approval of a derivative action on behalf of Dorad with the Economic Department of the Tel Aviv-Jaffa District Court. The Petition was filed against Zorlu, Zorlu’s current and past representatives on Dorad’s board of directors and Wood Group and several of its affiliates, all together, the Defendants. The petition requested, inter alia, that the court instruct the Defendants to disclose and provide to Dorad documents and information relating to the contractual relationship between Zorlu and Wood Group, which included the transfer of funds from Wood Group to Zorlu in connection with the EPC agreement of the Dorad Power Plant. For the sake of caution, Plaintiffs further requested to reserve their rights to demand, on behalf of Dorad, monetary damages in a separate complaint after Dorad receives the aforementioned information and documents.

In January 2016, Dori Energy filed a motion to amend the Petition to add Ori Edelsburg (a director in Dorad) and affiliated companies as additional respondents, to remove Zorlu’s representatives and to add several documents which were obtained by Dori Energy, after the Petition had been filed. Dorad and Wood Group filed their response to the motion to amend the Petition and Zorlu filed a motion for dismissal. During the hearing held in March 2016, Zorlu withdrew the motion for dismissal and is required to submit its response to the motion to amend the Petition by March 31, 2016.

At a hearing held in April 2016, the request submitted in January 2016 to amend the Dori Energy Petition to add Ori Edelsburg (a director in Dorad) and affiliated companies as additional respondents was approved. At the end of July 2016, the respondents filed their responses to the amended Dori Energy Petition. Dori Energy and Hemi Raphael had until December 19, 2016 to reply to the respondents’ response. Following the recusal of the judges in the Economic Department of the Tel Aviv-Jaffa District Court, in September 2016 the President of the Israeli Supreme Court instructed that the parties will inform the court as to the proper venue in which the petition should be heard and to update the court whether the parties reached an agreement as to the transfer of the dispute to an arbitration proceeding. During October 2016, Dori Energy notified the court that the parties have not yet reached an agreement and requested that the court determine which judges will decide on the petition and the respondents notified the court that the discussion concerning transferring the dispute to an arbitration process are advancing and an attempt will be made to reach an arbitration agreement during November 2016. On November 15, 2016, the President of the Israeli Supreme Court instructed that the parties will update the court on the proposed transfer of the proceeding to an arbitration process by early December 2016.

In December 2016, an arbitration agreement was executed pursuant to which this proceeding, as well as the two proceedings mentioned below will be arbitrated before Judge (retired) Hila Gerstel. In January 2017, the arbitrator ruled, among other things, that the statements of claim in the various proceedings will be submitted by February 19, 2017, the statements of defense will be submitted by April 4, 2017, discovery affidavits will be submitted by April 6, 2017, responses will be submitted by May 4, 2017 and a preliminary hearing will be held on May 10, 2017. These dates were extended with the agreement of the parties so that the statements of claim will be submitted by February 23, 2017 and the statements of defense will be submitted by April 9, 2017. Following the execution of the arbitration agreement, Dori Energy and Mr. Raphael requested the deletion of the proceeding and the request was approved. A statement of claim, or the Claim, was filed by Dori Energy and Mr. Raphael on behalf of Dorad against Zorlu, Mr. Edelsburg, Edelcom and Edeltech Holdings 2006 Ltd., or Edeltech, and, together with Mr. Edelsburg and Edelcom, the Edelsburg Group, on February 23, 2017 in which they repeated their claims included in the amended Petition and in which they required the arbitrator to obligate the defendants, jointly and severally, to pay an amount of $183,367,953 plus interest and linkage to Dorad. During March 2017, the respondents filed two motions with the arbitrator as follows: (i) to instruct the plaintiffs to resubmit the statement of claim filed in connection with the arbitration proceedings in a form that will be identical to the form of the statement of claim submitted to the court, with the addition of the monetary demand only or, alternatively, to instruct that several sections and exhibits will be deleted from the statement of claim and (ii) to postpone the date for filing their responses by 45 days from the date the motion set forth under (i) is decided upon.  The plaintiffs filed their objection to both motions and some of the respondents filed their responses to the objection. In April 2017, the Defendants filed their statements of defense. Within the said statements of defense, Zorlu attached a third party notice against Dorad, Dori Energy and the Luzon Group, in the framework of which it repeated the claims on which its defense statement was based and claimed, among other claims, that if the plaintiffs’ claim against Zorlu was accepted  and would negate Zorlu’s right receive compensation and profit from its agreement with Dorad and therefore Zorlu should be compensated in the amount of approximately NIS 906.4 million (approximately €218.3 million). Similarly, also within their statement of defense, Edelcom, Mr. Edelsburg and Edeltech filed a third party notice against Dori Energy claiming for breaches by Dori Energy of the duty to act in good faith in contract negotiations and that any amount ruled will constitute unlawful enrichment.

In October 2017, EAIS, which holds 37.5% of Dorad’s shares, filed a statement of claim in this arbitration proceeding. In its statement of claim, EAIS joins Dori Energy’s and Mr. Raphael’s request as set forth in the Claim and raises claims that are similar to the claims raised by Dori Energy and Mr. Raphael in the Claim.

In November 2017, Dori Energy and Mr. Raphael filed their responses to the defendants’ statements of defense and in December 2017, Dori Energy, Mr. Raphael and EAIS filed their statements of defense to the third party notices submitted by the defendants. In December 2017, Zorlu filed a request in connection with the Dori Energy statement of claim to the extent it is directed at board members serving on behalf of Zorlu and in January 2018 the arbitrator provided its ruling that the legal validity of the actions or inactions of board members of Dorad will be attributed to the entities that are shareholders of Dorad on whose behalf the relevant board member acted and the legal determinations, if any, will be directed only towards the shareholders of Dorad. During January 2018, Mr. Edelsburg, Edelcom and Zorlu filed their statement of defense in connection with the claim filed by EAIS and also filed third party notices against EAIS, Dori Energy and the Luzon Group claiming that EAIS and the Luzon Group enriched themselves at Dorad’s account without providing disclosure to the other shareholders and requesting that, should the position of Dori Energy and EAIS be accepted in the main proceeding, the arbitrator, among other things, obligate EAIS to refund to Doard all of the rent paid to date and determine that Dorad is not required to pay any rent in the future or determine that the rent fees be reduced to their market value and refund Dorad the excess amounts paid by it to EAIS, to determine that the board members that represent EAIS and Dori Energy breached their fiduciary duties towards Dorad and obligate EAIS and Dori Energy to pay the amount of $140 million, plus interest in the amount of $43 million, which is the amount Zorlu received for the sale of its rights under the Dorad EPC agreement, and to rule that in connection with the engineering and construction works performed by the Luzon Group, the Luzon Group and Dori Energy are required to refund to Dorad or compensate the defendants in an amount of $24 million, plus interest and linkage and, alternatively, to determine that Mr. Edelsburg, Edelcom and Zorlu are entitled to indemnification from the third parties for the entire amount they will be required to pay.

In March 2018, Zorlu and Edelcom submitted requests to remove the arbitrator from her position. In April 2018 the other parties to the arbitration filed their responses (objections) to the said requests and responses were also submitted thereafter by Zorlu and Edelcom. In June 2018, the arbitrator rejected the requests for her removal from office. In July 2018, an arbitration meeting was held, in which the parties agreed to postpone the dates set for the arbitration process, and among other things, the dates for evidentiary hearings were set for March and April 2019. In addition, in July 2018, Edelcom and Zorlu submitted opening motions to the Tel Aviv District Court for the removal of the arbitrator from her position. In October 2018 a hearing was held in the Tel Aviv District Court and the court ruled to reject the opening motions and ordered that the parties should resume the arbitration proceedings. In November 2018, Edelcom and Zorlu submitted requests to the Israeli Supreme Court for permission to file an appeal on the Tel Aviv District Court’s ruling. The requests in connection with the removal of the arbitrator from her position also relate to the other proceedings held before the arbitrator as set forth below. In November 2018, Zorlu submitted an agreed-upon request for approval of a procedural arrangement in connection with meeting dates and discovery process. In January 2019, Dori Energy, EAIS and Dori Energy’s representative on the Dorad board of directors filed their response to the request for permission to file an appeal submitted by Edelcom and Zorlu to the Israeli Supreme Court. On January 30, 2019, the arbitrator ruled to cancel the evidentiary hearings scheduled for March and April 2019 and determined that the parties are to immediately schedule new hearing dates. Following requests submitted by Zorlu and the Edelsburg Group in connection with discovery on behalf of Dori Energy and EAIS, on January 23, 2019 the parties filed a notice of an agreed-upon process in the matter pursuant to which Dori Energy and EAIS will submit updated discovery on January 24, 2019. In February 2019, the Edelsburg Group submitted a request to delete sections of EAIS’ response and EAIS and Dori Energy submitted a request to remove redactions from discovery.

On February 12, 2019, the Israeli Supreme Court ruled by a majority ruling that the appeal submitted should be accepted by removing the arbitrator from her position and determined that the respondents in the proceedings will pay expenses to Zorlu in the amount of NIS 10,000. In accordance with the arbitration agreement, in the event the arbitrator cannot fulfil her position, the parties are to appoint a replacement arbitrator within 14 days or otherwise request that a court appoint an arbitrator. The parties are in the process of appointing a new arbitrator.

For more information see Note 6 to our annual financial statements included elsewhere in this report.

Petition to Approve a Derivative Claim filed by Edelcom

In February 2016 the representatives of Edelcom Ltd., which holds 18.75% of Dorad, or Edelcom, and Ori Edelsburg sent a letter to Dorad requesting that Dorad file a claim against Ellomay Energy, our wholly-owned subsidiary that holds Dori Energy’s shares, the Luzon Group and Dori Energy referring to an entrepreneurship agreement that was signed in November 2010 between Dorad and the Luzon Group, pursuant to which the Luzon Group received payment in the amount of approximately NIS 49.4 million (approximately €11.9 million) in consideration for management and entrepreneurship services. Pursuant to this agreement, the Luzon Group undertook to continue holding, directly or indirectly, at least 10% of Dorad’s share capital for a period of 12 months from the date the Dorad Power Plant is handed over to Dorad by the construction contractor. The Edelcom Letter claims that as a consequence of the management rights and the options to acquire additional shares of Dori Energy granted to us pursuant to the Dori Investment Agreement, the holdings of the Dori Group in Dorad have fallen below 10% upon execution of the Dori Investment Agreement. The Edelcom Letter therefore claims that Dori Group breached its commitment according to entrepreneurship agreement. The Edelcom Letter requests that Dorad take all legal actions possible against the Dori Group, Dori Energy, Ellomay Energy and Mr. Hemi Raphael to recover the amounts it paid in accordance with the entrepreneurship agreement and also notify Dori Energy that, until recovery of the entrepreneurship fee, Dorad shall withhold the relevant amount from any amount Dori Energy is entitled to receive from Dorad, including repayments of shareholders’ loans and dividend distributions. In July 2016, Edelcom filed a petition for approval of a derivative action against Ellomay Energy, the Luzon Group, Dori Energy and Dorad. In November 2016, Ellomay Energy and Dori Energy filed a joint petition requesting that this application be transferred to the same judges who will be adjudicating the petition filed by Dori Energy and Hemi Raphael mentioned above and in November 2016, Edelcom filed an objection to this request. As noted above, in December 2016, an arbitration agreement was executed pursuant to which this proceeding, as well as the proceeding mentioned above and below will be arbitrated before Judge (retired) Hila Gerstel and the proceeding before the court was deleted. On February 23, 2017, Edelcom submitted the petition to approve the derivative claim to the arbitrator. On April 30, 2017, Ellomay Energy filed its response to the petition and on May 1, 2017 the Luzon Group filed its response to the petition. For more information see above and see Note 6 to our annual financial statements included elsewhere in this report.

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

During January 2017, after the Luzon Group amended its prospectus to reflect the issuance of unsecured debentures, Edelcom filed a motion to stop the Opening Motion as Edelcom claimed it was no longer relevant. The Luzon Group requested the court to either rule that Edelcom’s request to stop the Opening Motion permits the creation of the lien on the Luzon Gorup’s shares of Dori Energy or, to the extent Edelcom has not changed its claims, the request to stop the Opening Motion should be rejected and the case ruled on by the court as soon as possible in order to enable the Luzon Group to provide a pledge on its shares of Dori Energy to its debenture holders. In February 2017, Edelcom filed its response to the Luzon Group’s request noting that the Luzon Group’s position is not possible as the Luzon Group undertook not to pledge Dori Energy shares until the Opening Motion is decided on and on the other hand the Luzon Group claims that there is still an undertaking to provide the pledge. The trustee of the debentures issued by the Luzon Group notified the court that it does not have a position in the matter. During March 2017 a hearing was held and it was decided that the Luzon Group will file during March 2017 an opening motion on its behalf and such opening motion was filed by the Luzon Group. A hearing was scheduled for May 2017. Based on our review of the Opening Motion and related documents, we estimate that the chances of the court dismissing the Opening Motion filed by Edelcom are higher than the chances of the court granting the relief requested in such Opening Motion. On January 5, 2017, Ellomay Energy LP filed a request to join the proceeding as the outcome of the Opening Motion may materially affect its rights. The court approved Ellomay Energy LP’s request. In March 2017, the Luzon Group filed an opening motion on its behalf requesting that the court rule on the issues raised in the Opening Motion. On August 31, 2017, the Israeli District Court ruled that a pledge on Dori Energy’s shares held by the Luzon Group as contemplated by the Luzon Group in its prospectus governing the debentures issued by the Luzon Group does not trigger a right of first refusal to any of Dorad’s shareholders. The Israeli District Court further determined that Edelcom will pay legal expenses to the Luzon Group and the other parties to the proceeding. The Luzon Group noted in its filing with the Israel Securities Authority that subject to the ruling becoming final and the passing of the appeal period on this ruling, its conditional undertaking to provide a pledge on its Dori Energy shares will become effective. On October 26, 2017, Edelcom filed an appeal with respect to the ruling of the Israeli District Court with the Israeli Supreme Court. In February 2018, following the filing by the various parties of their claims and responses, a hearing was held in the Israeli Supreme Court and Edelcom withdrew the appeal and it was dismissed. In February 2018, a pledge was registered on the Luzon Group’s rights in, and shares of, Dori Energy for the benefit of the Luzon Group’s series H debentures.

Competition

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

Agreement with Tamar

On October 15, 2012, Dorad entered into the Tamar Agreement with Tamar, which is currently the sole supplier of natural gas for the Israeli electricity market. Pursuant to information received from Dorad, following the fulfillment of certain conditions precedent that are set forth in the Tamar Agreement, Dorad purchases natural gas from Tamar for purposes of operating the Dorad Power Plant and the main terms of the Tamar Agreement are as follows:

·          Tamar has committed to supply natural gas to Dorad in an aggregate quantity of up to approximately 11.2 billion cubic meters (BCM), or the Total Contract Quantity, in accordance with the conditions set forth in the Tamar Agreement.

·           The Tamar Agreement will terminate on the earlier to occur of: (i) sixteen (16) years following the commencement of delivery of natural gas to the Dorad power plant or (ii) the date on which Dorad will consume the Total Contract Quantity in its entirety. Each of the parties to the Tamar Agreement has the right to extend the Tamar Agreement until the earlier of: (i) an additional year provided certain conditions set forth in the Tamar Agreement were met, or (ii) the date upon which Dorad consumes the Total Contract Quantity in its entirety.

·           Dorad has committed to purchase or pay for (“take or pay”) a minimum annual quantity of natural gas in a scope and in accordance with a mechanism set forth in the Tamar Agreement. The Tamar Agreement provides that if Dorad did not use the minimum quantity of gas as committed, it shall be entitled to consume this quantity every year during the three following years and this is in addition to the minimum quantity of gas Dorad is committed to.

·           The Tamar Agreement grants Dorad the option to reduce the minimum annual quantity so that it will not exceed 50% of the average annual gas quantity that Dorad will actually consume in the three years preceding the notice of exercise of the option, subject to adjustments set forth in the Tamar Agreement. The reduction of the minimum annual quantity will be followed by a reduction of the other contractual quantities set forth in the Tamar Agreement. The option described herein is exercisable during the period commencing as of the later of: (i) the end of the fifth year after the commencement of delivery of natural gas to Dorad in accordance with the Tamar Agreement or (ii) January 1, 2018, and ending on the later of: (i) the end of the seventh year after the commencement of delivery of natural gas to Dorad in accordance with the Tamar Agreement or (ii) December 31, 2020. In the event Dorad exercises this option, the quantity will be reduced at the end of a one year period from the date of the notice and until the termination of the Tamar Agreement.

·           During an interim period, that will commence upon the fulfillment of conditions set forth in the Tamar Agreement, or the Interim Period, the natural gas supply to Dorad will be subject to the quantities of natural gas available to Tamar at the time following the supply of natural gas to customers of the “Yam Tethys” project and other customers of Tamar that have executed natural gas supply agreements with Tamar prior to the execution of the Tamar Agreement. The Interim Period will end after (and to the extent) Tamar completes a project to expand the supply capacity of the natural gas treatment and transmission system from Tamar, subject to the fulfillment of conditions set forth in the Tamar Agreement, or the Expansion Project. In the event the conditions for the completion of the Expansion Project are not fulfilled, or the Expansion Project is not completed by the dates set forth in the Agreement, Dorad shall be entitled to terminate the Tamar Agreement. Upon completion of the Expansion Project, the minimum capacity set forth in the Tamar Agreement will increase and the Total Contract Quantity will increase respectively up to approximately 13.2 BCM. In April 2015, Dorad received a notification from Tamar whereby the Interim Period began in May 2015 and on November 26, 2017, the Company received a notification from Tamar whereby the Interim Period will end on September 30, 2020.

·           The natural gas price set forth in the Tamar Agreement is linked to the production tariff as determined from time to time by the Israeli Electricity Authority, which includes a “final floor price.” Following the decreases in the price of fuel and electricity during 2015, the Israeli Electricity Authority reduced the rate of electricity production, and as a result the natural gas price under the Tamar Agreement reached the “final floor price” in March 2016. Commencing January 1, 2019, the production component rate was increased by approximately 3.3%, resulting in an increase of the gas price under the Tamar Agreement, however, in the event of future reductions, the natural gas price may again reach the final floor price and not be subsequently reduced despite further reduction in the rate of electricity production.

·            Dorad may be required to provide Tamar with guarantees or securities in the amounts and subject to the conditions set forth in the Tamar Agreement.

·           The Tamar Agreement includes additional provisions and undertakings as customary in agreements of this type such as compensation mechanisms in the event of shortage in supply, the quality of the natural gas, limitation of liability, etc.

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

Natural Gas Purchase Agreement with Energian

On October 30, 2017, Dorad signed an agreement with Energian Israel Ltd., or Energian, regarding the acquisition of natural gas, in a cumulative volume of approximately 6 BCM over a period of 14 years, from the Karish and Tanin reserves held by them and whose completion is expected to be by the end of 2020. Dorad will purchase about half of the gas required to operate the Dorad Power Plant and the rest of the demand will continue to be supplied by Tamar. According to the agreement with Energian, if Dorad does not actually consume the minimum quantity it has undertaken, it will be forced to consume this quantity. On November 2018, all the suspending conditions included in the agreement with Energian were fulfilled.

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

In April 2014, the Israeli Electricity Authority resolved to grant Dorad a generation license for a period of twenty years and a supply license for a period of one year, or the Licenses, which become effective with the receipt of the approval of the Minister. The execution of the Licenses was under the examination of the Israeli Ministry of Justice due to an outstanding legal proceeding between the employees of the IEC, the IEC and the State of Israel in the Israeli local labor court. In connection with such legal proceeding, the labor court ruled that the State of Israel should refrain from any change to the status quo that influences or could affect the mandates of the IEC pending the discussions among the parties to the legal proceeding. In May 2014 an urgent petition was filed by Dorad with the Israeli High Court of Justice concerning the delay in the provision of the Licenses to the Dorad Power Plant, or the Petition, requesting the issuance of conditional orders against, among others, the Israeli Electricity Authority, the legal advisor to the government and the Minister, to provide the reasons for not signing the Licenses despite governmental undertakings that were provided to Dorad. An urgent hearing at the High Court of Justice was scheduled for May 11, 2014. At the hearing the parties to the Petition reached a settlement, which the Israeli High Court of Justice approved, that, among other things, included the agreement of the parties that the Minister will approve the Licenses and that Dorad will be made a party to any petition or claim filed in the future by any of the parties that may affect Dorad. In August 2014, Dorad filed a request to extend the supply license for an additional period of nineteen years and the long-term supply license was executed in July 2015.

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

In July 2014, Dorad petitioned the Israeli High Court against the Israeli Electricity Authority and the IEC in view of the Israeli Electricity Authority’s intention to approve a resolution that, inter alia, requires the private electricity producers to pay IEC a new rate, generally referred to by the Israeli Electricity Authority as “system costs”. The Israeli High Court decided that the Israeli Electricity Authority will submit its response until September 2014 and the IEC also requested permission to submit its response. The IES and the Israeli Electricity Authority have since submitted their responses to the court and the Israeli Electricity Authority contended that the petition should be denied for various reasons.

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

On January 15, 2018, the electricity rate has been changed and overage production component was increased by approximately 6% from January 15, 2018. On December 24, 2018, the Electricity Authority published its decision to increase the 2019 electricity rate by approximately 3%.

Permits and Environmental Laws

Dorad is required to obtain and maintain various licenses and permits from local and municipal authorities for its operations.

The Dorad Power Plant is subject to a variety of Israeli environmental laws and regulations, including limitations concerning noise, emissions of pollutants and handling hazardous materials.

Waste-to-Energy Projects

Plant Title	Installed/ production Capacity[1]	Location	Technology of Panels	Connection to Grid	FiT (€/kWh)[2]	Revenue in the year ended December 31, 2017 (in thousands)	Revenue in the year ended December 31, 2018 (in thousands)
“Groen Gas Goor”	475 Nm3/h	Goor, the Netherlands	N/A	November 2017	N/A	N/A1	€2,760
“Goren Gas Oude-Tonge”	375 Nm3/h	Oude-Tonge, the Netherlands	N/A	June 2018	N/A	N/A2	€1,723

1. This facility has been operational since December 2017 and therefore revenues for the prior periods are not reflected herein.

2. This facility has been operational since June 2018 and therefore revenues for the prior periods are not reflected herein.

Agreement with Ludan in connection with Netherlands Waste-to-Energy Projects

In July 2016, we, through Ellomay Luxemburg, entered into an agreement, or the Ludan Agreement, with Ludan Energy Overseas B.V., or Ludan Energy (an indirectly wholly-owned subsidiary of Ludan) in connection with WtE (specifically Gasification and Bio-Gas (anaerobic digestion)) projects in the Netherlands.

Pursuant to the Ludan Agreement, subject to the fulfillment of certain conditions (including the financial closing of each project, and receipt of a valid Sustainable Energy Production Incentive subsidy from the Dutch authorities and applicable licenses), we, through Ellomay Luxembourg, will acquire at least 51% of each project company and Ludan will own the remaining 49% (each project that meets the conditions under the Ludan Agreement is referred to as an “Approved Project”). In the event additional entities will invest in an Approved Project, their holdings will not dilute Ellomay Luxembourg’s 51% share without our prior approval, and in any case, Ellomay Luxembourg will maintain the majority stake in any project company. The amount invested by us in each Approved Project will be comprised of: (i) our share of the equity based on its holdings in the Approved Project and (ii) an additional amount up to an aggregate investment that will reflect a pre-determined minimal internal rate of return to us, up to a certain maximum percentage of the aggregate investment by Ludan and us. Ludan will provide the remaining required equity.

The operation period for each of the projects is expected to be approximately twelve years. The Ludan Agreement provided that Ludan Energy, by itself or through its affiliates, will act as the engineering, procurement and construction contractor and as the O&M contractor for the Approved Projects, based on specific agreements. However, it was agreed that the first Gasification project will be constructed by an experienced third party EPC. In addition, Ludan will be entitled to receive a development fee for each project following financial closing in different amounts depending on the projects’ type and size.

The Ludan Agreement included customary limitations on transfer of holdings in the project companies, termination provisions and minority rights.

We acquired 51% of Groen Gas Goor B.V., or Groen Goor, a project company developing an anaerobic digestion plant, with a green gas production capacity of approximately 375 Nm3/h, in Goor, the Netherlands, or the Goor Project in December 2016 and 51% of the Oude Tonge Project in May 2017, both pursuant to the Ludan Agreement.

In March 2019, we executed the Ludan Acquisition Agreement with Ludan and several entities affiliated with Ludan, for the acquisition by Ellomay Luxemburg of 49% of the companies that own the Goor Project and the Oude Tonge Project and of the shareholders’ loans provided by Ludan affiliates to such companies. As we currently indirectly own 51% of these projects, following consummation of the acquisition contemplated by the Ludan Acquisition Agreement, we will indirectly wholly-own the WtE Projects in their entirety. The consummation of the acquisition contemplated by the Ludan Acquisition Agreement is subject to customary conditions, including the approval of the financing bank of the WtE Projects. The Ludan Acquisition Agreement also provides for the immediate (and unconditional) termination of the operations and maintenance arrangement of the WtE Projects with Ludan’s affiliates effective as of January 27, 2019. The Ludan Agreement will terminate upon consummation of the transactions contemplated by the Ludan Acquisition Agreement.

The Goor Project

General

Further to the Ludan Agreement, during 2016 we entered into loan agreements with Ludan whereby we provided approximately €2.1 million to Ludan, or the Ludan Loans, for purposes of the acquisition of the rights in Groen Gas Goor B.V., or Groen Goor, a project company developing an anaerobic digestion plant, with a green gas production capacity of approximately 375 Nm3/h, in Goor, the Netherlands, or the Goor Project and the land on which the Goor Project will be constructed. Ellomay Luxemburg was issued shares representing a 51% interest in Groen Goor. The Groen Goor Loans converted into Ellomay Luxemburg shareholder’s loans to Groen Goor upon the financial closing of the Goor Project, which occurred in December 2016.

Groen Goor EPC and O&M Agreements

During September 2016, Ellomay Luxembourg entered into a memorandum of understanding, or MOU, with Ludan, setting forth Ludan’s and our agreed material principles and understandings with respect to the Goor Project’s EPC agreement, or the EPC MOU. During November 2016, Groen Goor entered into an EPC agreement in connection with the Goor Project, or the EPC Agreement, of an anaerobic digestion plant in Goor, the Netherlands, with Ludan. The “EPC Agreement” means the provisions of the General Conditions for EPC/Turnkey Projects, published by FIDIC (first edition 1999, ISBN 2-884-32-021-0), or the FIDIC GC, as amended by the EPC MOU, and as amended by the “Particular Conditions” and its annexes and schedules. In each case of contradiction between the provisions of the FIDIC GC and the provisions of the EPC MOU and/or of the Particular Conditions, the provisions of the Particular Conditions and of the EPC MOU shall prevail, and in each case of contradiction between the provisions of the Particular Conditions and the provisions of the EPC MOU, the provisions of the EPC MOU shall prevail and the parties shall promptly amend the provisions of the Particular Conditions to the extent required to resolve any such contradiction. The scope of the work includes a turn-key anaerobic wet digestion plant producing Biogas in completely stirred digesters as more fully described in the EPC Agreement. In November 2016 Groen Goor entered into an EPC agreement with Ludan.

The Goor Project commenced operations in December 2017. The expected overall capital expenditure in connection with the Goor Project is approximately €10 million, including bank financing.

During September 2016, Ellomay Luxembourg entered into a MOU with Ludan, setting forth the agreed material principles and understandings with respect to the Goor Project’s O&M agreement, or the O&M Agreement, which include customary O&M terms. According to the O&M MOU, the O&M Agreement will set forth the details of a transition period, as well as details of a transition training program pursuant to which the EPC contractor shall train the O&M contractor and its personnel prior to taking over of the plant, in a manner meeting industry standards. The term of the O&M Agreement shall be twelve (12) years as of take-over (in accordance with the EPC Agreement), plus SDE extensions (if any) and so long as Groen Goor is entitled to subsidies. The O&M Agreement will include a performance criteria based on the provisions of the O&M MOU.

As noted above, effective January 27, 2019, Ludan’s performance of O&M services for the Goor Project was terminated. The Goor Project is currently operated by Groen Goor, who recruited experienced employees for this purpose in recent months, who also operate the Oude Tonge Project.

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

 The Oude Tonge Project

Further to the Ludan Agreement, during April 2017 – June 2017 we, through Ellomay Luxemburg, entered into loan agreements with Groen Gas Oude–Tonge B.V., or Oude Tonge, which was then in the process of developing an anaerobic digestion plant, with a green gas production capacity of approximately 475 Nm3/h, in Oude Tonge, the Netherlands, whereby we provided shareholders loans in the aggregate amount of approximately €1.7 million. Ellomay Luxemburg was issued shares representing a 51% interest in Oude Tonge in April 2017. The Oude Tonge facility commenced operations in June 2018.

Oude Tonge EPC Agreement

The Oude Tonge Project executed an EPC agreement with an affiliate of Ludan, based on terms previously agreed to by us and Ludan.

The duration of the construction of the Oude Tonge Project was approximately one year and the overall capital expenditure in connection with the Oude Tonge Project were approximately €8.5 million, including bank financing. Ludan initially provided O&M services to the Oude Tonge Project, however, as noted above, effective as of January 27, 2019, Ludan’s performance of O&M services for the Oude Tonge Project was terminated. The Oude Tonge Project is currently operated by Oude Tonge, who recruited experienced employees for this purpose in recent months, who also operate the Goor Project.

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

The Netherlands Waste-to-Energy Market and Regulation

In 2009, the European Union enacted legislation that sets the climate and energy targets for the year 2020. The main targets are a 20% cut in greenhouse gas emissions compared to 1990 levels, the production of 20% of the energy in the EU from renewable sources and a 20% improvement in energy efficiency. The target for the production rate of energy from renewable sources set for the Netherlands by the EU to be reached by the year 2020 is 14%. However, in 2017 only 6.6% of the energy in the Netherlands came from renewable sources, putting the Netherlands 7.4% short of its target. The Dutch government’s goal is to have 16% renewable energy by 2023 and to have a fully sustainable energy supply in 2050. In close consultation with various stakeholders, the Dutch government defined this goal initially in the national Energy Agreement (“Energieakkoord”) of September 2013. Recently, a follow up Energy Agreement, called the national Climate Agreement (“Klimaatakkoord”), which is due to replace the national Energy Agreement, has been prepared as an elaboration on the Paris Agreement, signed by the Dutch government in 2015. Although the commencement of this agreement was scheduled for September 2018, the current version remains a draft. The current draft contains several stringent national climate goals (e.g., a CO2 emissions reduction of 49% by 2030 and 95% by 2050) to be achieved via numerous national climate measures but does not eliminate the renewable energy goals set out in the Energy Agreement. The cost-effectiveness of these measures and of the national Climate Law (“Klimaatwet”) based thereon is currently subject to debate in the Dutch Parliament/Senate.

The Netherlands waste treatment is subject to stringent regulatory requirements, requiring the approximately 10% of the market be processed. As a result, facilities that produce waste (such as farms) are expected to seek more appropriate solutions for waste management. As part of the national Climate Agreement currently proposed to replace the 2013 Energy Agreement, the Dutch government intends to more strictly enforce the legal obligation for facilities/companies to take energy saving measures with a payback period of five years (this obligation is set under the Dutch Environmental Protection Act (“Wet milieubeheer”) and the Activity Decree (“Activiteitenbesluit”) under that Act). In order to support this effort, the Dutch government has drafted and in January 2019 updated a so called ‘recognized measures’ list, intended to simplify compliance with the energy saving obligation. This list is available as annex 10 to the Activity Regulation (“Activiteitenregeling”) under the aforementioned Activity Decree.

To accelerate the energy transition (from fossil to sustainable energy) in the Netherlands, the Dutch Electricity Act (“Elektriciteitswet”) obliges network operators to provide priority to facilities that produce renewable energy in the connection to the electricity grid. This Act also sets rules and requirements regarding the connection point’s allocation, the method of connection and the distribution of ‘connection costs’ between network operator and the facility’s operator. Due to a considerable growth of renewable energy developments (e.g., the rise of wind and solar power projects onshore), congestion on the electricity grid is becoming an increasing issue in several parts of the Netherlands (in particular in less densely populated areas with a less robust electricity grid). In this context aforementioned rules are gaining more and more importance.

The current subsidy scheme for renewable energy in the Netherlands is called SDE+ (“Stimulering Duurzame Energieproductie” or Stimulating Renewable Energy Production). The SDE+ budget has increased substantially over recent years and has grown from euro 3.5 billion in 2014 to euro 12 billion in 2018. The SDE+ program in 2019 comprises of two round of applications in spring and fall, with a budget of euro 5 billion in spring and an intended equal budget for fall. The SDE+ budget is included as a premium on the Dutch energy bill. The SDE+ contribution is equal to the base amount (cost price of renewable energy) minus the correction amount (earnings for fossil energy (SPOT price)). The SDE+ subsidy is calculated per annum based on the quantity of the produced eligible renewable energy and the set correction amount. The subsidy applies up to a maximum of full load hours and has a maximum duration dependent on the category of renewable energy involved. SDE+ payments are made based on 80% of the expected outputs, rather than actual production. In the first months of the following calendar year the actual subsidy is calculated based on meter readings and the subsidies are adapted to reflect actual (100%) output.

As of 2020, the SDE+ program will be extended, under the denominator: Stimulating Renewable Energy Transition (“Stimuleringsregeling Duurzame Energietransitie – SDE++”). This new subsidy program will stimulate the further rollout of renewable energy and CO2 emissions reducing techniques by compensating the unprofitable top margin of these techniques. This will be organized via an operating subsidy scheme. Currently the SDE++ program is being elaborated in more detail by the Dutch government.

Dutch tax laws provide for an Energy Investment Allowance, or an EIA, – a tax advantage for companies in the Netherlands that invest in energy-efficient technology that meet the Energy List requirements (2019 - as published by the Netherlands Enterprise Agency, Dutch: RVO), allowing a deduction of 45% of the investment costs from the corporate income, on top of the usual depreciation. The right to the EIA is declared with the tax return, provided the investment is timely reported to the Netherlands Enterprise Agency. Due to the expected increase of investments in renewable energy in the Netherlands, the Dutch government expects a further shortage of EIA deduction in the future (55% in 2017 to 54.5% in 2018 and 49% in 2019). However, the EIA budget does increase in 2019 (from euro 151 million in 2013 it decreased to euro 101 million in 2017 and increased to euro 147 in 2019). In the national Energy Agreement it has been agreed that the EIA will primarily be focused on energy-efficiency investments. Further, a renewable energy project that is eligible for an SDE+ subsidy is not eligible for the EIA tax advantage (this only relates to new projects and projects who have already obtained rights to tax advantages will maintain them). As compensation, the SDE+ budget has been increased by the Dutch government over the years (see above).

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

Pumped Storage project in the Manara Cliff in Israel

General

The development of the Manara PSP began in 2007, and the Manara PSP, which was under different ownership at the time, was granted a conditional license in 2009 for a capacity of 200 MW, or the First Conditional License. The First Conditional License expired in 2011 and thereafter the previous owner applied for a new conditional license, but before the application was approved, the Israeli Electricity Authority rendered a decision, in 2012, prohibiting cross ownership in pumped storage projects (at the time, the then-owner of Manara PSP was also a shareholder in the Gilboa PSP), thus forcing the sale of Manara PSP to a new owner.

In January 2014, we entered into an agreement with Ortam Sahar Engineering Ltd., or Ortam, an Israeli publicly traded company, pursuant to which we acquired (a) Ortam’s holdings (24.75%) in Agira Sheuva Electra, L.P., or the Partnership, an Israeli limited partnership that had been promoting the Manara PSP; and (b) Ortam’s holdings: (i) in Chashgal Elyon Ltd., or the GP, an Israeli private company, which is the general partner in the Partnership (holding 25% in the Partnership), and (ii) in the engineering, procurement and construction contractor of the aforementioned project (50%). On May 20, 2014 our indirectly wholly-owned subsidiary, Ellomay Manara (2014) Ltd., or Ellomay Manara, entered into an agreement, or the Electra Agreement, with Electra Ltd., or Electra, an Israeli publicly traded company. Pursuant to the Electra Agreement, Ellomay Manara acquired Electra's holdings (24.75%) in the Partnership, as well as Electra’s holdings in the GP (25%).

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

In November 2014, Ellomay Manara consummated the acquisition of 75% of the limited partnership rights in the Partnership, as well as 75% of the holdings in the GP, from Electra, Ortam and the Cooperative. The remaining 25% of the holdings in the Partnership and in the GP are held by Sheva Mizrakot Ltd., an Israeli private company, or Sheva Mizrakot. We and Ellomay Manara did not pay any consideration upon the acquisition. On the same date, Ellomay Manara acquired Ortam’s holdings (50%) in the EPC and, as set forth above, immediately transferred such holdings to a subsidiary of Electra, which, following such transfer now holds 100% of the EPC. According to the various agreements executed in connection with the Manara PSP, we and Ellomay Manara are liable, jointly and severally, to all the monetary obligations set forth in said agreements.

As of December 31, 2018, we paid an amount of approximately NIS 3.4 million (approximately €0.8 million) on account of the consideration upon the acquisition and may be required, if certain conditions and milestones are met (which conditions and milestones have not currently been met), to pay certain parties additional amounts in certain installments, which in the aggregate are not expected to exceed an amount of NIS 39.8 million (approximately €9.3 million).

In August 2016, Ellomay PS, our 75% owned subsidiary, received the Conditional License, for the Manara PSP from the Minister. The Conditional License initially regulated the construction of a pumped storage plant in the Manara Cliff with a capacity of 340 MW. The Conditional License includes several conditions precedent to the entitlement of the holder of the Conditional License to receive an electricity production license. The Conditional License is valid for a period of seventy two (72) months commencing from the date of its approval by the Minister, subject to compliance by Ellomay PS with the milestones set forth therein and subject to the other provisions set forth therein (including a financial closing, the provision of guarantees and the construction of the pumped storage hydro power plant). On December 4, 2017, the Israeli Electricity Authority announced the reduction of the capacity stipulated in the Conditional License issued to Ellomay PS from 340 MW to 156 MW. The reduced capacity is based on the remaining capacity in the PS Quota determined by the Israeli Electricity Authority after deducting the capacity already allocated to two projects that are in more advanced stages than the Manara PSP. In its decision, the Israeli Electricity Authority noted that in the event one of the holders of the conditional licenses reaches financial closing, the Israeli Electricity Authority will commence the process of revoking the other conditional licenses for projects that have not yet reached financial closing, and which exceed the PS Quota. The Israeli Electricity Authority also announced the extension by an aggregate period of six months of the deadline for producing a connection survey in the Conditional License and in Nesher PS’s conditional license.

In March 2019, following Ellomay PS’s request to extend certain dates and deadlines in the Conditional License granted to it due to the continuation of the planning procedures in the National Infrastructure Committee and the Israel Land Authority, the Israeli Electricity Authority resolved to extend certain deadlines and dates set forth in the Conditional license held by Ellomay PS. The extensions include, among others: (i) an extension of the term of the Conditional License by 24 months to 96 months, (ii) an extension of the deadline for obtaining a building permit by 3 months to 33 months commencing upon the effective date of the Conditional License, and (iii) an extension of the deadline for financial closing by 12 months to 42 months commencing upon the effective date of the Conditional License. The Israeli Electricity Authority’s resolution will become effective following the receipt of the approval of the Israeli Minister of National Infrastructures, Energy and Water, or the Minister, and is also subject to the forfeiture of a bank guarantee provided by Ellomay PS in the amount of approximately NIS 2.1 million (approximately €0.5 million) and of an additional amount of approximately NIS 1 million (approximately €0.23 million) out of bank guarantees Ellomay PS will be required to provide in connection with the extension.

In October 2018, Ellomay PS, in which we indirectly own 75% and which is advancing the construction of the Manara PSP, executed a letter of appointment, or the Letter of Appointment, with two companies that are subsidiaries of, and controlled by, Electra Ltd. (TASE: ELTR), or, such subsidiaries together, Electra. The Letter of Appointment provides for the appointment of Electra, on an exclusive basis, as the main contractor for the Manara PSP. The Letter of Appointment provides a contract price of approximately $300 million, all subject to an indexation mechanism. The parties to the Letter of Appointment undertook to continue their good faith negotiations in order to reach a final form for an Engineering, Procurement and Construction Contract, or an EPC Contract. The Letter of Appointment is effective until September 30, 2019, subject to earlier termination in accordance with its terms. The execution of the EPC Contract is subject to the parties reaching an understanding in connection with open commercial issues, the receipt of requisite corporate approvals and the approval of the financing entity of the Manara PSP. The performance of the EPC Contract is further subject to the financial closing of the Manara PSP, currently expected to happen during the second half of 2019. There is no assurance that the parties to the Letter of Appointment will reach an understanding and execute an EPC Contract or that the Manara PSP will obtain financing on terms acceptable to us or at all.

In December 2018, we executed a settlement agreement, or the A.R.Z. Settlement Agreement, with A.R.Z. Electricity, an Israeli private company that holds 33.33% of Sheva Mizrakot Ltd., which in its turn holds 25% of the company promoting the Manara PSP, in which we hold an indirect 75% interest. The A.R.Z. Settlement Agreement resolves a claim made by A.R.Z. Electricity and Mr. Raanan Aloni against us and our affiliates, in connection with the Manara PSP, and other disputes between such parties concerning the Manara PSP. The A.R.Z. Settlement Agreement provides, inter alia, for the grant to A.R.Z. Electricity of a right to acquire, on financial closing of the Manara PSP (to the extent such financial closing occurs), an additional 6.67% of the Manara PSP. The acquisition by A.R.Z. Electricity of this additional stake in the Manara PSP is subject to the fulfillment of various conditions precedent including, inter alia, the full and timely payment by A.R.Z. Electricity and Raanan Aloni of all their obligations, under all applicable agreements, to the project company and to us and our affiliates, as well as the repayment of all amounts paid by us and our affiliates to the project company, on account of A.R.Z. Electricity’s existing (8.33%) and potential additional (6.67%) stake in the Manara PSP, plus interest at a rate of 5% per annum.

Litigation

In September 2016, Ellomay PS filed a petition, or the First Petition, with the Israeli High Court of Justice against the Minister, the Israeli Electricity Authority and Kochav Pumped Storage Ltd., or Kochav PS, the owner of the Kochav Hayarden PSP. The First Petition was filed in connection with the decision of the Israeli Electricity Authority, which was approved by the Minister, to extend the financial closing milestone deadline of the Kochav Hayarden PSP, which received a conditional license for a pumped storage plant with a capacity of approximately 340 MW in 2014. In the Petition, Ellomay PS requested the High Court to order the Israeli Electricity Authority to explain why the extension should not be canceled. If Kochav PS had not received the milestone extension, its conditional license was to be terminated due to non-compliance. Therefore, among its claims, Ellomay PS claimed that as the PS Quota is 800 MW, and there is one 300 MW project that has been allocated a portion of the PS Quota, the extension approved by the Israeli Electricity Authority could irreparably harm Ellomay PS’s chances of securing a portion of the PS Quota.

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

On December 27, 2017, Kochav PS filed a statement of claim against Ellomay PS with the Tel Aviv – Jaffa Magistrate Court claiming damages allegedly caused due to delays in connection with the Second Petition. Kochav PS claims damages in an aggregate amount of approximately NIS 4.2 million (approximately €1.02 million). In April 2018, Ellomay PS submitted a statement of defense and in August 2018 Kochav PS submitted a plea. In addition, the parties reached an arrangement whereby the NIS 2 million guarantee will be returned to Ellomay PS and the shareholders of Ellomay PS provided a commitement to pay Kochav PS any amount ordered by the court to be paid by Ellomay PS up to an amount of NIS 1.9 million (approximately €0.4 million).

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

The plant is a hydro-storage system comprised of upper and lower water reservoirs, connected by an underground water pressure pipe: during low demand – pumping water from the lower reservoir for energy storage, and during peak demand – releasing water from the upper reservoir for energy production. The technology utilizes excess manufacturing ability during low demand hours in order to increase supply during peak demand hours, thus providing available reserve to be used by the grid dispatcher during peak and low demand periods.

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

The main competitors of the Manara PSP are other entities that are competing for the remaining available portion of the PS Quota, which is currently 156MW. As set forth above, to our knowledge there is currently one other conditional license holder, Nesher PS, promoting a pumped storage power plant in Nesher. The project promoted by Nesher PS was initially granted a conditional license for 220 MW in March 2017, but its capacity was reduced to 156 MW contemporaneously with the reduction of the Conditional License capacity.

Apart from Manara PSP, and the Nesher PSP, there are two pumped storage projects that have already been allocated portions of the PS Quota – the 300 MW Gilboa PSP, and the 344 MW Kochav Hayarden PSP, and therefore do not compete for the remaining available portion of the PS Quota.

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

Tariffs

In November 2009, the Israeli Electricity Authority published the regulatory framework for pumped storage power plants, or the PS Regulatory Framework, which has since been amended a few times. The PS Regulatory Framework establishes the following principles:

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

We do not believe that our current asset structure results in our being deemed to be an “investment company.” Specifically, we do not believe that our holdings in the PV Plants would be considered “investment securities,” as we control the PV Plants via wholly-owned subsidiaries, or that our holdings in the Manara PSP or the Talasol Project would be considered “investment securities,” as we control the project company. In addition, despite veto and other rights granted to Ludan in certain Approved Projects under the Ludan Agreement, including several rights which effectively require the unanimous consent of all shareholders on several issues central to the business’ operation, we believe that our interests in these Approved Projects do not constitute “investment securities” given, among other things, the fact that we currently operate the WtE Projects and our majority shareholder and board membership status in the Approved Projects. We also recently entered into the Ludan Acquisition Agreement with Ludan and its affiliates which, among other things, contemplates our acquisition of Ludan’s minority interest in the WtE Projects subject to certain conditions. The current fair value of our holdings in Dori Energy and other relevant assets do not in our judgment exceed 40% of our aggregate assets, excluding our assets held in cash and cash equivalents. If we were deemed to be an “investment company,” we would not be permitted to register under the Investment Company Act without an order from the SEC permitting us to register because we are incorporated outside of the United States and, prior to being permitted to register, we would not be permitted to publicly offer or promote our securities in the United States. Even if we were permitted to register, it would subject us to additional commitments and regulatory compliance. Investments in cash and cash equivalents or in other assets that are not deemed to be “investment securities” might not be as favorable to us as other investments we might make if we were not potentially subject to regulation under the Investment Company Act. We seek to conduct our operations, including by way of investing our cash and cash equivalents, to the extent possible, so as not to become subject to regulation under the Investment Company Act. In addition, because we are actively engaged in exploring and considering strategic investments and business opportunities, and in fact have entered the Italian and Spanish photovoltaic power plants markets through controlling investments, we do not believe that we are currently engaged in “investment company” activities or business.

Shell Company Status

Following the consummation of sale of our previous wide format printers business in 2008 and until we commenced our renewable energy business in 2010, we ceased conducting any operating activity and substantially all of our assets consisted of cash and cash equivalents. Accordingly, we may have been deemed to be a “shell company,” defined by Rule 12b-2 promulgated under the Securities Exchange Act of 1934 during such period as (1) a company that has no or nominal operations; and (2) either: (i) no or nominal assets; (ii) assets consisting solely of cash and cash equivalents; or (iii) assets consisting of any amount of cash and cash equivalents and nominal other assets.

Our characterization as a former “shell company” subjects us to various restrictions and requirements under the U.S. Securities Laws. For example, pursuant to the provisions of Rule 144(i) promulgated under the Securities Exchange Act of 1934, shares issued by us at the time we were deemed to be a “shell company” and thereafter can only be resold pursuant to the general provisions of Rule 144 subject to the additional conditions in Rule 144(i), including that we have filed all reports and other materials required to be filed by Section 13 or 15(d) of the Exchange Act, as applicable, during the twelve month period preceding the use of Rule 144 for resale of such shares. This continuing restriction may limit our ability to, among other things, raise capital via the private placement of our shares.

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

Our Spanish PV Plants are held by: (i) Rodríguez I Parque Solar, S.L., (ii) Rodríguez II Parque Solar, S.L., (iii) Seguisolar S.L. and (iv) Ellomay Spain S.L., all wholly-owned by Ellomay Luxembourg Holdings S.àr.l. The Talasol Project is held by Talasol Solar S.L., wholly-owned by Ellomay Luxemburg Holdings S.àr.l.

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

The PV Plants are located in Italy, Spain and Israel. Pursuant to the building right agreements executed by our subsidiaries that are PV Principals in connection with the majority of our PV Plants, our subsidiaries own the PV Plants and received the right to maintain the PV Plants on the land on which they are located, or the Lands. The ownership of the Lands under the leasing agreements remains with the relevant owners of the Lands who are the grantors of the building rights under the respective building right agreements. In the case of the Galatina PV Plant our subsidiary owns the land on which the PV Plant is built. The following table provides information with respect to the Lands and the PV Plants:

PV Plant	Size of Property	Location	Owners of the PV Plants/Lands
“Troia 8”	2.42.15 hectares	Province of Foggia, Municipality of Troia, Puglia region	PV Plant owned by Leasint and leased to Ellomay Six S.r.l. / Building right granted to Ellomay PV Six S.r.l. from owners
“Troia 9”	2.39.23 hectares	Province of Foggia, Municipality of Troia, Puglia region	PV Plant owned by Leasint and leased to Ellomay Five S.r.l. / Building right granted to Ellomay PV Five S.r.l. from owners

PV Plant	Size of Property	Location	Owners of the PV Plants/Lands
“Del Bianco”	2.44.96 hectares	Province of Macerata, Municipality of Cingoli, Marche region	PV Plant owned by Ellomay PV One S.r.l./ Building right granted to Ellomay PV One S.r.l. from owners
“Giaché”	3.87.00 hectares	Province of Ancona, Municipality of Filotrano, Marche region	PV Plant owned by Ellomay PV Two S.r.l. / Building right granted to Ellomay PV Two S.r.l. from owners
“Costantini”	2.25.76 hectares	Province of Ancona, Municipality of Senigallia, Marche region	PV Plant owned by Ellomay PV One S.r.l. / Building right granted to Ellomay PV One S.r.l. from owners
“Massaccesi”	3,60,60 hectares	Province of Ancona, Municipality of Arcevia, Marche region	PV Plant owned by Ellomay PV Two S.r.l. / Building right granted to Ellomay PV Two S.r.l. from owners
“Galatina”	4.00.00 hectares	Province of Lecce, Municipality of Galatina, Puglia region	PV Plant and Land owned by Energy Resources Galatina S.r.l.
“Pedale (Corato)”	13.59.52 hectares	Province of Bari, Municipality of Corato, Puglia region	Building Right granted to Pedale S.r.l. that will own the PV Plant once constructed/ Land held by owners and leased to Pedale S.r.l.
“Acquafresca”	3.38.26 hectares	Province of Barletta-Trani, Municipality of Minervino Murge, Puglia region	Building Right granted to Murgia Solar S.r.l. owns the PV Plant. Land held by owners and leased to Murgia Solar S.r.l.

PV Plant	Size of Property	Location	Owners of the PV Plants/Lands
“D’Angella”	3.79.570 hectares	Province of Barletta-Trani, Municipality of Minervino Murge, Puglia region	Building Right granted to Luma Solar S.r.l. that owns the PV Plant. Land held by owners and leased to Luma Solar S.r.l.
“Soleco”	11.56.87 hectares	Province of Rovigo, Municipality of Canaro, Veneto region	Building Right granted to Soleco S.r.l. that owns the PV Plant. Land held by owners and leased to Soleco S.r.l.
“Tecnoenergy”	11.66.78 hectares	Province of Rovigo, Municipality of Canaro, Veneto region	Building Right granted to Tecnoenergy S.r.l. that owns the PV Plant. Land held by owners and leased to Tecnoenergy S.r.l.
“Rinconada II”	81,103 m²	Municipality of Córdoba, Andalusia, Spain	Building Right granted to Ellomay Spain S.L. that owns the PV Plant. Land held by owners and leased to Ellomay Spain S.L.
“Rodríguez I”	65,600 m2	Lorca Municipality, Murcia Region	Lease Agreement executed with owners.
“Rodríguez II”	50,300 m2	Lorca Municipality, Murcia Region	Lease Agreement executed with owners.
“Fuente Librilla”	64,000 m2	Fuente Librilla Municipality, Murcia Region	Lease Agreement executed with owners.
“Talmei Yosef”	164,000 m2	Talmei Yosef, Israel	Lease Agreement executed with the entity that leased the property from the Israel Land Authority.

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

ITEM 4A: Unresolved Staff Comments

Not Applicable.

ITEM 5: Operating and Financial Review and Prospects

The following discussion and analysis is based on and should be read in conjunction with our consolidated financial statements, including the related notes, and the other financial information included in this report. The following discussion contains forward-looking statements that reflect our current plans, estimates and beliefs and involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to such differences include those discussed below and elsewhere in this report.

A.            Operating Results

General

We are involved in the production of renewable and clean energy. We own seventeen PV Plants that are operating and connected to their respective national grids as follows: (i) twelve photovoltaic plants in Italy with an aggregate installed capacity of approximately 22.6 MWp, (ii) four photovoltaic plants in Spain with an aggregate installed capacity of approximately 7.9 MWp and (iii) one photovoltaic plant in Israel with an installed capacity of approximately 9 MWp. In addition, we indirectly own: (i) 9.375% of Dorad, which owns an approximate 850 MWp bi-fuel operated power plant in the vicinity of Ashkelon, Israel, (ii) 51% of Groen Gas Goor B.V and of Groen Gas Oude-Tonge B.V., project companies operating anaerobic digestion plants with a green gas production capacity of approximately 375 Nm3/h, in Goor, the Netherlands and 475 Nm3/h, in Oude Tonge, the Netherlands, respectively, (iii) Talasol, which is involved in a project to construct a photovoltaic plant with a peak capacity of 300 MW in the municipality of Talaván, Cáceres, Spain, and (iv) 75% of Chashgal Elyon Ltd., Agira Sheuva Electra, L.P. and Ellomay Pumped Storage (2014) Ltd., all of which are involved in a project to construct a 156 MW pumped storage hydro power plant in the Manara Cliff, Israel. See “Item 4.A: History and Development of Ellomay” and “Item 4.B: Business Overview” for more information.

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

Segments

In view of our recent entry into additional operations such as WtE in the Netherlands resulting in separate segment reporting reviewed and analyzed by our CODM, we commenced presenting the results of its reportable segments on January 1, 2018. Comparison figures are presented accordingly. Our reportable segments, which form our strategic business units, are as follows: (i) photovoltaic power plants presented per geographical areas (Italy, Spain and Israel), (ii) 9.375% indirect interest in Dorad, (iii) anaerobic digestion plants (Bio Gas) in the Netherlands and (iv) pumped storage hydro power plant in Manara, Israel. For more information see Note 22 to our annual financial statements included elsewhere in this report.

Results of Operations

Year Ended December 31, 2018 Compared with Year Ended December 31, 2017

Revenues were approximately €18.1 million for the year ended December 31, 2018, compared to approximately €13.6 million for the year ended December 31, 2017. The increase in revenues is mainly a result of the commencement of operations of our two WtE Projects in the Netherlands (one in November 2017 and the other in June 2018) and the results for a full year of the Talmei Yosef PV Plant, acquired in October 2017, partially offset by lower revenues in Italy due to relatively lower radiation levels in the year ended December 31, 2018 compared to the year ended December 31, 2017.

Italian PV Segment.  Revenues from our Italian PV segment were approximately €9.6 million for the year ended December 31, 2018, compared to approximately €10.1 million for the year ended December 31, 2017. The decrease is mainly due to relatively lower radiation levels in Italy during 2018 compared to 2017.

Spanish PV Segment.  Revenues from our Spanish PV segment were approximately €3 million for each of the years ended December 31, 2018 and 2017.

Israeli PV Segment.  The segment results for our PV Plant located in Israel are presented under the fixed asset model and not under the IFRIC 12 financial asset model as applied in our financial statements. Proceeds for electricity produced by our Israeli PV segment were approximately €3.8 million for the year ended December 31, 2018, compared to approximately €1.4 million for the year ended December 31, 2017. As the Talmei Yosef project was acquired in October 2017, the results for the year ended December 31, 2017 only include the period commencing on the acquisition.

Dorad Segment.  The segment results for Dorad are presented as our share in the results of Dorad in NIS translated into euro and not under the equity method (equity accounted investee) as applied in our financial statements. Our share in the revenues of Dorad was approximately €58.1 million (approximately NIS 246.4 million) for the year ended December 31, 2018, compared to approximately €58.2 million (approximately NIS 236.6 million) for the year ended December 31, 2017. The increase in Dorad’s NIS denominated revenues is mainly due to increased electricity production sold to Dorad’s customers for the year ended December 31, 2018. The decrease in Dorad’s revenues translated into euro is a result of the increase of the euro/NIS exchange rate during the year ended December 31, 2018 (average euro/NIS exchange rate of 4.244) compared to the year ended December 31, 2017 (average euro/NIS exchange rate of 4.062).

Netherlands Biogas Segment.  Revenues from our Netherlands biogas segment were approximately €4.5 million for the year ended December 31, 2018, compared to approximately €0.3 million for the year ended December 31, 2017. The increase is due to the commencement of operations of our two waste-to-energy projects in the Netherlands during November 2017 and June 2018.

Operating expenses were approximately €6.3 million for the year ended December 31, 2018, compared to approximately €2.5 million for the year ended December 31, 2017. The increase in operating expenses is mainly attributable to additional operating expenses resulting from the commencement of operations of our WtE Projects in the Netherlands, as WtE operations are characterized by higher operating expenses compared to PV operations, resulting from the components of raw materials and the costs of waste removal, and from the acquisition of the Talmei Yosef PV Plant. Depreciation expenses were approximately €5.8 million for the year ended December 31, 2018, compared to approximately €4.5 million for the year ended December 31, 2017.

Italian PV Segment.  Operating expenses in connection with our Italian PV segment were approximately €1.6 million for the year ended December 31, 2018, compared to approximately €1.7 million for the year ended December 31, 2017. The decrease is mainly due to insurance indemnification received in 2018 by one of our Italian subsidiaries that partially offset the operating expenses.

Spanish PV Segment.  Operating expenses in connection with our Spanish PV segment were approximately €0.6 million for the year ended December 31, 2018 compared to approximately €0.7 million for the year ended December 31, 2017.

Israeli PV Segment.  Operating expenses in connection with our Israeli PV segment were approximately €0.5 million for the year ended December 31, 2018, compared to approximately €0.1 million for the year ended December 31, 2017. The increase is due to the acquisition of the Talmei Yosef project in October 2017.

Dorad Segment.  The segment results for Dorad are presented as our share in the results of Dorad in NIS translated into euro and not under the equity method (equity accounted investee) as applied in our financial statements. Operating expenses in connection with our Dorad segment were approximately €44.6 million (approximately NIS 189.3 million) for the year ended December 31, 2018, compared to approximately €45 million (approximately NIS 182.9 million) for the year ended December 31, 2017. The increase in Dorad’s NIS denominated operating expenses is mainly due to increased production and an increase in the price of natural gas resulting from an increase in the USD/NIS exchange rate during the year ended December 31, 2018 (USD/NIS exchange rate as of December 31, 2018 was 3.748 compared to 3.467 as of December 31, 2017). The decrease in Dorad’s operating expenses translated into euro is a result of the increase of the euro/NIS exchange rate during the year ended December 31, 2018 (average euro/NIS exchange rate of 4.244) compared to the year ended December 31, 2017 (average euro/NIS exchange rate of 4.062).

Netherlands Biogas Segment.  Operating expenses in connection with our Netherlands biogas segment were approximately €3.6 million for the year ended December 31, 2018, compared to approximately €0.1 million for the year ended December 31, 2017. The increase is due to the commencement of operations of our two WtE Projects in the Netherlands during November 2017 and June 2018.

Project development costs were approximately €2.9 million for the year ended December 31, 2018, compared to approximately €2.7 million for the year ended December 31, 2017. The increase in project development costs is mainly attributable to consultancy expenses in connection with the Talasol Project.

General and administrative expenses were approximately €3.6 million for the year ended December 31, 2018, compared to approximately €2.4 million for the year ended December 31, 2017. The increase in general and administrative expenses resulted mainly from payment of approximately €0.4 million pursuant to a VAT assessment agreement from previous years in Israel and related expenses and from increased expenses resulting from the commencement of operations of our WtE Projects in the Netherlands and the acquisition of the Talmei Yosef PV Plant.

Our share of profits of equity accounted investee, after elimination of intercompany transactions, was approximately €2.5 million in the year ended December 31, 2018, compared to approximately €1.5 million in the year ended December 31, 2017. The increase in the Company’s share of profit of equity accounted investee is mainly attributable to an increase in sales of electricity by Dorad due to increased production and to lower financial expenses incurred by Dorad as a result of the CPI indexation of loans from banks and related parties.

Other income, net was approximately €0.9 million in the year ended December 31, 2018, compared to approximately €0.02 million in the year ended December 31, 2017. The increase is mainly attributable to compensation from an EPC and O&M contractor, in the aggregate amount of approximately €0.8 million, due to deficiencies in the operations of our WtE Projects.

Financing expenses, net was approximately €2.1 million for the year ended December 31, 2018, compared to approximately €9.2 million for the year ended December 31, 2017. The decrease in financing expenses was mainly due to: (i) the reevaluation of the Company’s euro/US$ forward transactions and marketable securities in the aggregate profit amount of approximately €0.5 million for the year ended December 31, 2018, compared to a loss of approximately €3.2 million for the year ended December 31, 2017, and (ii) income in connection with exchange rate differences amounting to approximately €0.7 million in the year ended December 31, 2018, mainly in connection with the NIS denominated Debentures, compared to expenses in the amount of approximately €3.6 million in the year ended December 31, 2017, mainly in connection with US dollar denominated cash and marketable securities, resulting from exchange rate differences caused by the 14% revaluation of the euro against the US$ during 2017. Following the change of presentation currency in 2017, we converted the majority of our cash and marketable securities from US dollar to euro.

Taxes on income were approximately €0.2 million in the year ended December 31, 2018, compared to approximately €0.4 million in the year ended December 31, 2017. This decrease in taxes on income compared to the corresponding period in 2017 resulted mainly from the application of a tax incentive in the Netherlands applicable for companies that invest in energy-efficient technology, claimable upon filing the relevant tax return by reducing the amount of taxable profit.

Net profit was approximately €0.6 million in the year ended December 31, 2018, compared to net loss of approximately €6.6 million for the year ended December 31, 2017.

Total other comprehensive loss was approximately €1.2 million for the year ended December 31, 2018, compared to total other comprehensive loss of approximately €0.2 million in the year ended December 31, 2017. The change was mainly due to changes in fair value of cash flow hedges and from foreign currency translation differences on New Israeli Shekel denominated operations, as a result of fluctuations in the euro/NIS exchange rates.

Total comprehensive loss was approximately €0.5 million in the year ended December 31, 2018, compared to total comprehensive loss of approximately €6.9 million in the year ended December 31, 2017.

Year Ended December 31, 2017 Compared with Year Ended December 31, 2016

Revenues were approximately €13.6 million for the year ended December 31, 2017, compared to approximately €11.6 million for the year ended December 31, 2016. The increase in revenues is mainly a result of higher spot rates and higher radiation levels in Italy and Spain during the year ended December 31, 2017 compared to the year ended December 31, 2016, as 2016 was characterized by low levels of radiation. In addition, the revenues for 2017 reflect the commencement of operations of a waste-to-energy project in the Netherlands and the results of the Talmei Yosef PV Plant since the acquisition date.

Italian PV Segment.  Revenues from our Italian PV segment were approximately €10.1 million for the year ended December 31, 2017, compared to approximately €8.9 million for the year ended December 31, 2016. The increase is mainly due to relatively high radiation levels in Italy during 2017 compared to 2016.

Spanish PV Segment.  Revenues from our Spanish PV segment were approximately €3 million for the year ended December 31, 2017, compared to approximately €2.7 million for the year ended December 31, 2016. The increase is mainly due to relatively high radiation levels in Spain during 2017 compared to 2016.

 Israeli PV Segment.  The segment results for our PV Plant located in Israel are presented under the fixed asset model and not under the IFRIC 12 financial asset model as applied in our financial statements. Proceeds for electricity produced by our Israeli PV segment were approximately €0.2 million for the year ended December 31, 2017, compared to 0 for the year ended December 31, 2016, as the Talmei Yosef PV Plant was acquired in October 2017.

Dorad Segment.  The segment results for Dorad are presented as our share in the results of Dorad in NIS translated into euro and not under the equity method (equity accounted investee) as applied in our financial statements. Our share in the revenues of Dorad was approximately €52.2 million (approximately NIS 236.6 million) for the year ended December 31, 2017, compared to approximately €50.7 million (approximately NIS 215.6 million) for the year ended December 31, 2016. The increase in Dorad’s NIS denominated revenues is mainly due to increased electricity production sold to Dorad’s customers for the year ended December 31, 2017.

Netherlands Biogas Segment.  Revenues from our Netherlands biogas segment were approximately €0.3 million for the year ended December 31, 2017, compared to 0 for the year ended December 31, 2016, as our first WtE Project commenced operations in November 2017.

Operating expenses were approximately €2.5 million for the year ended December 31, 2017, compared to approximately €2.1 million for the year ended December 31, 2016. The increase in operating expenses is mainly attributable to an insurance indemnification received in 2016 that partially offset operating expenses for that year and to additional operating expenses resulting from the commencement of operations of a WtE project in the Netherlands and from the acquisition of the Talmei Yosef project. Depreciation expenses were approximately €4.5 million for the year ended December 31, 2017, compared to approximately €4.4 million for the year ended December 31, 2016.

Italian PV Segment.  Operating expenses in connection with our Italian PV segment were approximately €1.7 million for the year ended December 31, 2017, compared to approximately €1.5 million for the year ended December 31, 2016. The increase is mainly due to an insurance indemnification received in 2016 that partially offset operating expenses for that year.

Spanish PV Segment.  Operating expenses in connection with our Spanish PV segment were approximately €0.7 million for the year ended December 31, 2017 compared to approximately €0.6 million for the year ended December 31, 2016.

Israeli PV Segment.  Operating expenses in connection with our Israeli PV segment were approximately €0.1 million for the year ended December 31, 2017, compared to 0 for the year ended December 31, 2016, as the Talmei Yosef PV Plant was acquired in October 2017.

Dorad Segment.  The segment results for Dorad are presented as our share in the results of Dorad in NIS translated into euro and not under the equity method (equity accounted investee) as applied in our financial statements. Operating expenses in connection with our Dorad segment were approximately €45 million (approximately NIS 182.9 million) for the year ended December 31, 2017, compared to approximately €39.6 million (approximately NIS 168.4 million) for the year ended December 31, 2016. The increase in Dorad’s operating expenses is mainly due to increased production and increased production costs resulting among other things from the use of diesel.

Netherlands Biogas Segment.  Operating expenses in connection with our Netherlands biogas segment were approximately €0.1 million for the year ended December 31, 2017, compared to 0 for the year ended December 31, 2016, as our first WtE Project commenced operations in November 2017.

Project development costs were approximately €2.7 million for the year ended December 31, 2017, compared to approximately €2.2 million for the year ended December 31, 2016. The increase in project development costs is mainly attributable to consultancy expenses in connection with the acquisition of the Talmei Yosef PV Plant in October 2017 and expenses in connection with the Talasol Project.

General and administrative expenses were approximately €2.4 million for the year ended December 31, 2017, compared to approximately €2 million for the year ended December 31, 2016. The increase in general and administrative expenses resulted mainly from adjustments in 2016 made in connection with dissolutions of non-operating subsidiaries that reduced 2016 general and administrative expenses and from increased expenses in 2017 resulting from the commencement of operations of a waste-to-energy project in the Netherlands and the acquisition of the Talmei Yosef PV Plant.

Our share of profits of equity accounted investee, after elimination of intercompany transactions, was approximately €1.5 million in the year ended December 31, 2017, compared to approximately €1.4 million in the year ended December 31, 2016. The increase in the Company’s share of profit of equity accounted investee is mainly attributable to an increase in sales of electricity to Dorad’s customers, resulting in an increase in operating profit, partially offset by legal expenses incurred by Dori Energy in connection with legal proceedings in which Dorad’s shareholders are involved.

Other income, net was approximately €0.02 million in the year ended December 31, 2017, compared to approximately €0.09 million in the year ended December 31, 2016. Other income was primarily attributable to the revaluation of financial asset for A.R.Z. electricity pumped storage project.

Financing expenses, net was approximately €9.2 million for the year ended December 31, 2017, compared to approximately €2.4 million for the year ended December 31, 2016. The increase in financing expenses was mainly due to: (i) the reevaluation of the Company’s euro/US$ forward transactions and marketable securities in the aggregate loss amount of approximately €3.2 million for the year ended December 31, 2017, compared to a profit of approximately €0.6 million for the year ended December 31, 2016, and (ii) expenses in connection with exchange rate differences amounting to approximately €3.6 million in the year ended December 31, 2017, mainly in connection with US dollar denominated cash and marketable securities, resulting from exchange rate differences caused by the 14% revaluation of the euro against the US$ during 2017, compared to approximately €0.1 million for the year ended December 31, 2016. Following the change of presentation currency, we converted the majority of our cash and marketable securities from US dollar to euro.

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

Net loss for the year was approximately €6.6 million in the year ended December 31, 2017, compared to approximately €0.6 million for the year ended December 31, 2016.

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

Impact of Inflation and Fluctuation of Currencies

The annual rate of inflation in Israel was deflation of 0.2% in the year ended December 31, 2016, inflation of 0.4% in the year ended December 31, 2017 and inflation of 0.8% in the year ended December 31, 2018.

We hold cash and cash equivalents, marketable securities and restricted cash in various currencies, mainly in euro and NIS. Our investments in our Italian and Spanish PV Plants, in the WtE Projects and in the Talasol Project are denominated in euro and our investments in Dori Energy, in the Talmei Yosef PV Plant and in Manara PSP are denominated in NIS. Our Debentures are denominated in NIS and the interest and principal payments are made in NIS, the financing of the Talmei Yosef PV Plant is denominated in NIS and the financing we have obtained in connection with five of our PV Plants is denominated in euro and bears interest that is based on EURIBOR rate. Due to the change in our presentation currency, effective December 31, 2017, from the U.S. dollar to the euro, we translated past financial results into euro as more fully described in Note 2 to our financial statements included elsewhere in this report. We therefore are affected by changes in the prevailing euro/NIS exchange rates and previously, prior to the change in our presentation currency were affected by changes in the prevailing euro/U.S. dollar and euro/NIS exchange rates. We entered into various swap transactions to minimize our currency risks. We cannot predict the rate of appreciation/depreciation of the NIS against the euro in the future, and whether these changes will have a material adverse effect on our finances and operations.

The table below sets forth the annual rates of depreciation of the NIS against the euro.

	Year ended December 31,
	2018	2017	2016

Appreciation (Devaluation) of the NIS against the euro	3.3%	2.7%	(4.8)%

The representative NIS/euro exchange rate was NIS 4.044 for one euro on December 31, 2016, NIS 4.153 for one euro on December 31, 2017 and NIS 4.292 for one euro on December 31, 2018. The average exchange rates for converting the NIS to euro during the years ended December 31, 2016, 2017 and 2018 were NIS 4.250, 4.063 and 4.244 for one euro, respectively. The representative exchange rate as of March 1, 2019 was NIS 4.115 for one euro.

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

The assets and liabilities of foreign operations, including adjustments arising on acquisition, are translated at exchange rates at the reporting date. The income and expenses for each period presented in the statement of profit or loss and other comprehensive income (loss) are translated at average exchange rates for the presented periods; however, if exchange rates fluctuate significantly, income and expenses are translated at the exchange rates at the date of the transactions. Foreign currency differences are recognized in equity as a separate component of other comprehensive income (loss) under “foreign currency translation adjustments”.

For information concerning hedging transactions entered, see “Item 11: Quantitative and Qualitative Disclosures About Market Risk.”

Governmental Economic, Fiscal, Monetary or Political Policies or Factors that have or could Materially Affect our Operations or Investments by U.S. Shareholders

Governmental Regulations Affecting the Operations of our PV Plants and other Facilities

Our PV Plants and other energy manufacturing facilities are subject to comprehensive regulation and we sell the electricity and energy produced for rates determined by governmental legislation and to local governmental entities. Any change in the legislation that affects facilities such as our facilities could materially adversely affect our results of operations. A continued economic crisis in Europe and specifically in Italy and Spain or continued financial distress of the IEC could cause the applicable legislator to reduce benefits provided to operators of PV plants or other privately-owned energy manufacturing facilities or to revise the incentive regimes that currently governs the sale of electricity in Italy, Spain and Israel. For more information see “Item 3.D: Risk Factors - Risks Related to our Renewable Energy Operations,” “Item 3.D: Risk Factors - Risks Related to our Investment in Dori Energy,” “Item 3.D: Risk Factors - Risks Related to our Other Operations”, “Item 4.B: Material Effects of Government Regulations on the PV Plants,” “Item 4.B: Material Effects of Government Regulations on Dorad’s Operations,” “Item 4.B: The Netherlands Waste-to-Energy Market and Regulation” and “Item 4.B: Material Effects of Government Regulations on The Manara PSP.”

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

As of December 31, 2018, we had tax loss carry-forwards in the amount of approximately NIS 89 million (approximately €20.8 million). Under current Israeli tax laws, tax loss carry-forwards do not expire and may be offset against future taxable income. The amount of tax loss carry-forwards is subject to tax inspections and final assessments of settlements with the tax authorities. During 2018, following a tax inspection and a final settlement reached with the tax authorities, we reduced the carry forward tax losses by approximately €17 million.

B.            Liquidity and Capital Resources

General

As of March 1, 2019, we held approximately €29.8 million in cash and cash equivalents, approximately €0.4 million in marketable securities and approximately €6.9 million in restricted short-term and long-term cash.

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

We entered into various project finance agreements in connection with the financing of several of our Italian PV Plants (all as more fully described below). In January 2014 and June 2014 we issued the Series A Debentures and in March 2017 we issued the Series B Debentures, all as more fully described below. In addition, the Talmei Yosef PV Plant has project financing as more fully described below. We currently have no agreements, commitments or understandings for additional financing, however we intend to finance the remainder of our PV Plants by bank loans or other means of financing and will require additional funds in order to advance the Talasol Project and the Manara PSP.

As of December 31, 2018, we had working capital of approximately €39 million, compared to working capital of approximately €31.3 million as of December 31, 2017. In our opinion, our working capital is sufficient for our present requirements.

We currently invest our excess cash in cash and cash equivalents that are highly liquid and in short term deposits and marketable securities.

As of December 31, 2018, we had approximately €36.9 million of cash and cash equivalents, compared with approximately €24 million of cash and cash equivalents at December 31, 2017 and approximately €22.5 million of cash and cash equivalents at December 31, 2016. The increase in cash during the year ended December 31, 2018 was mainly due to the execution of the project finance with respect to five of our Italian subsidiaries. The increase in cash during the year ended December 31, 2017 was mainly due to the issuance of our Series B Debentures in March 2017, partially offset by payments made in connection with the acquisition of the Talmei Yosef PV Plant, acquisition of fixed assets in connection with the Waste-to-Energy projects in the Netherlands net of project financing amounts, advances on account of the Talasol Project and acquisition of marketable securities.

Project Finance

We are currently party to project finance agreements in connection with several of our PV Plants and in connection with our WtE Projects and may in the future exercise additional project finance agreements with respect to one or more of our other facilities. The following is a brief description of the project finance agreements that existed during the year ended December 31, 2018.

Leasint

In December 2010, Ellomay PV Five S.r.l. and Ellomay PV Six S.r.l., our wholly-owned Italian subsidiaries that are the PV Principal for the Troia 9 and Troia 8 PV Plants, respectively, entered into Financial Leasing Agreements, or the Leasing Agreements, with Leasint S.p.A., or Leasint.

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

The Leasing Agreements were terminated in May 2018 and all finance lease obligations were repaid.

Centrobanca (acquired by UBI in 2013)

In February 2011, Ellomay PV One S.r.l., our wholly-owned Italian subsidiary that is the PV Principal for the Del Bianco and Costantini PV Plants, entered into a project finance facilities credit agreement, or the Finance Agreement, with Centrobanca – Banca di Credito Finanziario e Mobiliare S.p.A., or Centrobanca.

Ellomay PV One currently has an outstanding Senior Loan that accrues interest at the EURIBOR rate, increased by a margin of 200 basis points per annum, repaid semi-annually with a maturity date of December 31, 2027.The Finance Agreement provides for a default interest that will accrue upon the occurrence of certain events, including a delay in payments, acceleration, termination and withdrawal. The outstanding loans may be prepaid on predetermined dates, upon payment of a fee equal to 2% of the prepaid amount. The Finance Agreement also provides for mandatory prepayment upon the occurrence of certain events, including in the event the present value of cash flow available for debt services/debt outstanding (the Loan Life Coverage Ratio) is lower than a pre-determined ratio and in the event of a change of more than 49% of the ownership of Ellomay PV One (unless Centrobanca resolves to maintain the financing in force based on the identity and undertakings of the new shareholder). The Finance Agreement includes various customary representations, warranties and covenants, including covenants to maintain certain financial ratios.

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

As of December 31, 2018, the outstanding amounts under the Finance Agreement were approximately €2.1 million.

UBI

In June 2015, Soleco S.r.l. entered into a loan agreement, or the Loan Agreement, with UBI Banca S.c.p.a., or UBI, pursuant to which it received financing amounting to approximately euro 10.3 million, net of expenses capitalized in the amount of approximately euro 0.4 million bearing interest at the Euribor 6 month rate plus a range of 2.85% per annum. The interest on the loan and principal are repaid semi-annually. The final maturity date of this loan was set for December 31, 2029.

The Loan was prepaid in May 2018 and no amounts are outstanding under the Loan Agreement as of December 31, 2018.

Mediocredito Italiano S.p.A

On May 17, 2018, five of our Italian subsidiaries (Ellomay PV Two S.r.l, Ellomay PV Seven S.r.l., Pedale S.r.l., Soleco S.r.l and Tecnoenergy S.r.l entered into a euro 35.9 million project finance Facility Agreement, or the Facility Agreement, with Mediocredito Italiano S.p.A, or Mediocredito, and Intesa Sanpaolo S.p.A. (as account bank).

The euro 35.9 million principal amount is divided into: (i) five term loan facilities, one for each subsidiary, to refinance the existing financing of the subsidiaries and for general purposes of the subsidiaries, in the aggregate amount of euro 33.7 million with terms ending in May 2028, and (ii) five revolving facilities, one for each subsidiary, aimed to cover financial needs for the debt service coverage in case of subsidiaries liquidity shortfall, in the aggregate amount of euro 2.2 million with terms ending in November 2027.

The loans provided under the Facility Agreement bear an annual interest rate equal to the Euribor 6 month rate plus a margin of 185 basis points. The Facility Agreement includes customary terms, including a default interest that will accrue a delay in payments, requirements to maintain financial ratios, various securities provided by the subsidiaries and a pledge on the shares of the subsidiaries and subordination agreement provided by Ellomay Luxemburg, our wholly-owned subsidiary and the parent company of the subsidiaries. The Facility Agreement provides for a cross-collateralization mechanism among the subsidiaries, whereby each subsidiary shall guarantee each other’s obligations under the Facility Agreement and the other finance documents for a maximum guaranteed amount up to 180% of the relevant subsidiary’s loan facility.

In addition, we provided guarantees in connection with specific exposures, one in the amount of approximately euro 1.8 million (an amount that is gradually reduced to zero on January 1 of each of the years 2019-2021) and the second in amounts ranging between approximately euro 1.0 million up to a maximum of euro 1.5 million through the date the loans under the Facility Agreement are repaid in full.

The Facility Agreement provides that the subsidiaries shall enter into interest swap agreements effective from the first repayment date of June 2018 for an amount equal to 75% of the overall amount of the term loan facilities. The subsidiaries entered into the swap agreements on May 29, 2018 with respect to approximately euro 25 million (with a decreasing notional principal amount based on the amortization table) until May 2028, replacing the Euribor 6 month rate with a fixed interest rate of 0.71%, resulting in a fixed annual interest rate of 2.56%.

The subsidiaries used the funds borrowed under the Facility Agreement to repay outstanding loans and leasing agreements in the aggregate amount of approximately euro 13.2 million as noted above.

As of December 31, 2018, all available funds outstanding the Facility Agreement, amounting to approximately €33.7 million, were utilized and the outstanding amounts were approximately €31.4 million.

Coöperatieve Rabobank U.A. Project Finance

Groen Goor Project Finance

Groen Goor, Independent Power Plant B.V. (the entity that holds the permits and subsidies in connection with the Goor Project and is wholly-owned by Groen Goor), or GIPP, Ludan, and Ellomay Luxembourg entered into a senior project finance agreement documents, or the Goor Loan Agreement, with Coöperatieve Rabobank U.A., or Rabobank, that includes the following tranches: (i) two loans with principal amounts of €3.51 million (with a fixed interest rate of 3% for the first five years) and €2.09 million (with a fixed interest rate of 2.5% for the first five years), for a period of 12.25 years, repayable in equal monthly installments commencing three months following the connection of the Goor Project’s facility to the grid and (ii) an on-call credit facility of €370,000 with variable interest.

In connection with the Goor Loan Agreement, certain customary securities were provided, including the following first ranking securities: (i) a pledge on the present and future rights arising from the feedstock purchase agreement, the EPC agreement, the O&M agreement, the SDE subsidy, the various power and green gas purchase agreements, and the green gas certification supply agreement, (ii) pledge on all present and future (a) receivables arising from business and trade, and (b) stock and inventory including machinery and transport vehicles of Groen Goor and GIPP; (iii) all rights/claims of Groen Goor and GIPP against third parties existing at the time of the execution of the Loan Agreement, including rights from insurance agreements. In addition, Groen Goor granted Rabobank a negative pledge and a mortgage up to an amount of €6.5 million (to be increased with 35% of the said amount for interest and costs) on real estate or other assets subject to public registration of Groen Goor.

In addition, Ludan and Ellomay Luxemburg, our wholly-owned subsidiary: (i) provided the following undertakings to Rabobank: (a) that Groen Goor will not make distributions to its shareholders for a period of two years following the execution of the Loan Agreement, (b) that Groen Goor will not make distributions or repurchase its shares so long as the ratio of Groen Goor’s and GIIP’s equity and liabilities to shareholders to their balance sheet minus certain reserves and intangible assets is less than 40%, and (c) that in the event the aforementioned ratio is below 40%, its shareholders will invest the equity required in order to increase this ratio to 40%, pro rata to their holdings in Groen Goor and up to a maximum of €1.2 million, and (ii) provided pledges on their respective rights in connection with the shareholders loans that each of them provided to Groen Goor, which loans shall also be subordinated by Ellomay Luxembourg and Ludan in the favor of Rabobank. Shortages in liquidity as a result of exceeding the construction budget and/or extension of start-up costs of the Goor Project shall be provided by Ludan and Ellomay Luxembourg and not financed by Rabobank. In addition, we provided a guarantee to Rabobank for the fulfillment of Ellomay Luxemburg’s undertakings set forth above.

As of December 31, 2018, the outstanding amount under the Groen Goor Project Finance was approximately €5.1 million.

Oude Tonge Project Finance

On May 3, 2017, Oude Tonge, Oude Tonge Holdings B.V. (the entity that holds the permits and subsidies in connection with the Oude Tonge Project and is wholly-owned by Oude Tonge), or OTH, Ludan and Ellomay Luxemburg entered into senior project finance agreement documents, or the Oude Tonge Loan Agreement, with Rabobank. In June 2017, the financial closing occurred with respect to the project finance that includes the following tranches: (i) two loans with principal amounts of €3.15 million and €1.7 million, each with a fixed annual interest rate of 3.1% for the first five years, for a period of 12.25 years, repayable in equal monthly installments commencing three months following the connection of the Oude Tonge Project to the grid and (ii) an on-call credit facility of €100,000 with variable interest.

In connection with the Oude Tonge Loan Agreement, certain customary securities were provided, including the following first ranking securities: (i) pledge on the present and future rights arising from supplier contracts, the EPC agreement, the O&M agreement, the SDE subsidy, the various power and green gas purchase agreements, and the green gas certification supply agreement, (ii) pledge on all present and future (a) receivables arising from business and trade, and (b) stock and inventory including machinery and transport vehicles of Oude Tonge and OTH; (iii) all rights/claims of Oude Tonge and OTH against third parties existing at the time of the execution of the Loan Agreement, including rights from insurance agreements. In addition, Oude Tonge granted Rabobank a negative pledge and a mortgage up to an amount of €5.5 million (to be increased with 35% of the said amount for interest and costs) on real estate or other assets subject to public registration of Oude Tonge and OTH.

In connection with the Oude Tonge Loan Agreement, Ludan and Ellomay Luxemburg, our wholly-owned subsidiary: (i) provided the following undertakings to Rabobank: (a) that Oude Tonge will not make distributions to its shareholders for a period of two years following the execution of the Loan Agreement, (b) that Oude Tonge will not make distributions or repurchase its shares so long as the ratio of Oude Tonge’s and OTH’s equity and liabilities to shareholders to their balance sheet minus certain reserves and intangible assets is less than 40%, (c) that in the event the aforementioned ratio is below 40%, its shareholders will invest the equity required in order to increase this ratio to 40%, pro rata to their holdings in Oude Tonge and up to a maximum of €1 million, and (d) that they will provide the equity required for the completion of the Goor Project and (ii) provided pledges on their respective rights in connection with the shareholders loans that each of them provided to Oude Tonge, which loans shall also be subordinated by Ellomay Luxembourg and Ludan in the favor of Rabobank. Shortages in liquidity as a result of exceeding the construction budget and/or extension of start-up costs of the Goor Project shall be provided by Ludan and Ellomay Luxembourg and not financed by Rabobank. In addition, we provided a guarantee to Rabobank for the fulfillment of Ellomay Luxemburg’s undertakings set forth above.

As of December 31, 2018, the outstanding amount under the Oude Tonge Project Finance was approximately €4.7 million.

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

As of December 31, 2018, the outstanding amount under the Talmei Yosef Project Finance was approximately NIS 81.8 million (approximately €19.1 million).

Talasol Project Finance

In December 2018, Talasol entered into the Talasol Project Finance. As of December 31, 2018, financial closing has not occurred and no drawdowns were made under the Talasol Project Finance. For more information concerning the Talasol Project Finance see “Item 4.B: Business Overview – Talasol Project Finance.”

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

As of December 31, 2018, the outstanding amount under the Series A Debentures was approximately NIS 100.2 million (approximately €23.3 million).

For further information concerning the Series A Deed of Trust, see “Item 10.C: Material Contracts” and the Series A Deed of Trust included as exhibit 4.19 under “Item 19. Exhibits.”

In connection with the issuance of our Debentures, we undertook to comply with the “hybrid model disclosure requirements” as determined by the Israeli Securities Authority and as described in the prospectuses published in connection with the public offering of our Debentures. This model provides that in the event certain financial “warning signs” exist, and for as long as they exist, we will be subject to certain disclosure obligations towards the holders of our Debentures.

In connection with the issuance of our Series A Debentures, we undertook to examine the existence of “warning signs” with respect to our separate internal (unpublished) unaudited financial information on an annual basis (in addition to the examination of “warning signs” with respect to our consolidated financial results or statements. One possible “warning sign” is a “continuing” negative cash flow from operating activities in the event the board of directors of the company does not determine that the continuing negative cash flow from operation activities does not indicate a liquidity problem.

In examining the existence of warning signs as of December 31, 2018, our Board of Directors noted the negative cash flow from operating activities reflected in our separate internal (unpublished) unaudited financial information for the year ended December 31, 2018. Our Board of Directors concluded that the aforementioned negative cash flow should not be deemed as “continuing” due to the positive cash flow from operating activities based on our separate internal (unpublished) unaudited financial information for the year ended December 31, 2017 and for six months ended December 31, 2017 and the positive cash flow from operating activities based on our audited consolidated financial statements for the years ended December 31, 2017 and 2018.

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

The principal amount of Series A Debentures is repayable in six (6) annual installments as follows: on June 30 of each of the years 2019-2022 (inclusive) 15% of the Principal shall be paid, and on June 30 of each of 2023-2024 (inclusive) 20% of the Principal shall be paid, and is not linked to the CPI or otherwise. The Series B Debentures initially bore a fixed interest at the rate of 3.44% per year (that is not linked to the Israeli CPI or otherwise), payable semi-annually on June 30 and December 31 of each of the years 2017 through June 30, 2024 (inclusive). On November 13, 2017, following a rating downgrade of our Debentures from ilA- to ilBBB+, the Series B Debentures fixed annual interest rate was increased by 0.25% to 3.69%.

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

As of December 31, 2018, the outstanding amount under the Series B Debentures was approximately NIS 123.2 million (approximately €28.7 million).

For further information concerning the Series B Deed of Trust, see “Item 10.C: Material Contracts” and the Series B Deed of Trust included as exhibit 4.24 under “Item 19. Exhibits.”

Cash flows

The following table summarizes our cash flows for the periods presented:

	Year ended December 31,
	**2016	2017	2018	2018
	euro			Convenience Translation into US$*
	(in thousands)
Net cash from operating activities	7,317	2,305	6,590	7,547
Net cash from (used in) investing activities	579	(27,343)	(5,795)	(6,637)
Net cash from (used in) financing activities	(2,451)	29,670	12,258	14,036
Effect of exchange rate fluctuations on cash and cash equivalents	(153)	(3,156)	(133)	(152)
Increase in cash and cash equivalents	5,292	1,476	12,920	14,794
Cash and cash equivalents at beginning of year	17,194	22,486	23,962	27,437
Cash and cash equivalents at end of year	22,486	23,962	36,882	42,231

* Convenience translation into USD based on an exchange rate of euro 1 = US$ 1.145.
** Effective December 31, 2017, the Company changed its presentation currency from the United States dollar to the euro. The consolidated financial statements for all prior years presented have been translated into euro.

Operating activities

In the year ended December 31, 2018, we had net profit of approximately €0.6 million, primarily due to increase financing income resulting from reevaluation of the Company’s euro/USD forward transactions and marketable securities and as a result of the IFRIC 12 financial asset model for the Talmei Yosef PV Plant. Net cash from operating activities was approximately €6.6 million.

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

Investing activities

Net cash used in investing activities was approximately €5.8 million in the year ended December 31, 2018, primarily attributable to acquisition of fixed assets in the WtE Project in the Netherlands and a refundable down payment in connection with the Talasol project.

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

Financing activities

Net cash from financing activities in the year ended December 31, 2018 was approximately €12.3 million, derived primarily from the financing of five of our Italian subsidiaries, net of repayment of principal on our Debentures and loans and early repayment of project finance in Italy.

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

During 2018, we entered into the project finance with Mediocredito in connection with five of our Italian PV Plants and into the project finance of the Talasol Project. For more information see “Mediocredito Italiano S.p.A” under “Project Finance” above and “Item 4.B: Business Overview – Talasol Project Finance.”

During 2017, we issued the Series B Debentures. For more information concerning the Series B Debentures, see “Series B Debentures” under “Other Financing Activities” above and Note 12 to the financial statements included in this report. We also entered into the loan agreement with Rabobank in connection with the Oude Tonge Project. For more information concerning this loan agreement, see “Coöperatieve Rabobank U.A. Project Finance”’ above and Note 6 to our financial statements included in this report. In connection with the acquisition of the Talmei Yosef PV Plant, we acquired the project finance liabilities of such project. For more information see “Talmei Yosef Project Finance” above and Note 6 to our financial statements included in this report.

During 2016, we entered into the loan agreement with Rabobank in connection with the Groen Goor Project. For more information concerning this loan agreement, see “Coöperatieve Rabobank U.A. Project Finance”’ above, “Item 4.B: Business Overview” under “The Groen Goor Project – Groan Goor Project Finance” and Note 11 to our financial statements included in this report.

As of December 31, 2018, we were not in default under any financial covenants pursuant to the agreements set forth above.

As of December 31, 2018, our total current assets amounted to approximately €58.9 million, of which approximately €36.9 million was in cash and cash equivalents and approximately €2.1 million was in marketable securities, compared with total current liabilities of approximately €19.8 million.

As of December 31, 2017, our total current assets amounted to approximately €42.6 million, of which approximately €24 million was in cash and cash equivalents and approximately €5.4 million was in marketable securities, compared with total current liabilities of approximately €11.3 million.

The increase in our cash and marketable securities balance is mainly attributable to the cash received in connection with the financing of five of our Italian subsidiaries and the cash collected in connection with the sale of electricity and repayment of loan from an equity accounted investee, net of amounts invested in new operations, repayment of loans and general and administrative expenses.

C.            Research and Development, Patents and Licenses, etc.

We did not conduct any research and development activities in the years ended December 31, 2016, 2017 and 2018.

D.            Trend Information

We operate in the Italian and Spanish photovoltaic markets, in the Netherlands waste-to-energy market and in the Israeli energy market through our twelve PV Plants in Italy, four PV Plants in Spain, our PV Plant in Israel, a 51% ownership in the Goor Project and in the Oude Tonge Project, our ownership of 50% of the issued and outstanding shares of Dori Energy and our ownership of 75% of the Manara PSP. Our PV Plants are all operational and connected to the relevant national grids. However, as we acquired the Talmei Yosef PV Plant during October 2017 and as the Goor Project only commenced operations in November 2017 and the Oude Tonge project only commenced operations in June 2018, our results for 2016-2018 do not reflect a full three-years of operations of such projects. The Manara PSP and the Talasol Project have not yet commenced the construction stage.

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

F.             Tabular Disclosure of Contractual Obligations

The following table of our material contractual obligations as of December 31, 2018, summarizes the aggregate effect that these obligations are expected to have on our cash flows in the periods indicated:

Payments due by period (in thousands of euro)
Contractual Obligations*	Total	Less than 1 year	1 – 3 years	3 – 5 years	more than 5 years
Long-term loans (including current maturities)(1)	71,826	7,350	15,268	15,038	34,170
Long-term rent obligations(2)	3,378	292	490	434	2,162
Debentures (including current maturities)(1)	58,667	11,029	20,937	20,852	5,849
SWAP contracts	632	173	263	155	41
FW contracts	977	-	-	977	-
Currency SWAP	2,117	192	622	947	356
Total	137,597	19,036	37,580	38,403	42,578
______________________
*	For contractual obligations related to our investment in the Italian and Spanish photovoltaic market, please refer to “Business.”
(1)	These amounts include future payments of interest.
(2)	Includes land lease agreements of our Italian, Spanish and Israeli subsidiaries. Rent until September 30, 2020 of our offices in Tel Aviv is also included.

ITEM 6: Directors, Senior Management and Employees

A.            Directors and Senior Management

Directors and Senior Management

The following table sets forth certain information with respect to our directors and senior management, as of March 1, 2019:

Name	Age	Position with Ellomay

Shlomo Nehama(1)(2)	64	Chairman of the Board of Directors
Ran Fridrich(1)(2)(3)	66	Director and Chief Executive Officer
Hemi Raphael(1)(2)	67	Director
Anita Leviant(1)(3)(4)(5)	64	Director
Mordechai Bignitz(4)(5)(6)	67	Director
Dr. Michael J. Anghel(4)(5)(6)	80	Director
Kalia Weintraub	40	Chief Financial Officer
Ori Rosenzweig	42	Chief Investment Officer
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

Dr. Michael J. Anghel has serviced as an external director of Ellomay since January 24, 2019. From 1977 to 1999, Dr. Anghel led the Discount Investment Corporation Ltd. (of the IDB Group) activities in the fields of technology and communications. Dr. Anghel was instrumental in founding Tevel, one of the first Israeli cable television operators and later in personally managing the founding of Cellcom Israel Ltd. (NYSE; TASE: CEL), the largest cellular operator in Israel. In 1999 he founded CAP Ventures, an advanced technology investment company. From 2004 to 2005, Dr. Anghel served as CEO of DCM, the investment banking arm of the Israel Discount Bank. He has been involved in various technology enterprises and has served on the board of directors of various major Israeli corporations and financial institutions including Elron Electronic Industries Ltd., Elbit Systems Ltd., Nice Ltd., Gilat Satellite Networks Ltd., American Israeli Paper Mills Ltd., Maalot (the Israeli affiliate of Standard and Poor’s), Hapoalim Capital Markets Ltd., Syneron Medical Ltd., Dan Hotels Ltd., the Strauss Group Ltd. and Partner Communications Company Ltd. He also served until recently as the Chairman of the Israeli Center for Educational Technology (Matach). Dr. Anghel currently serves on the board of directors of Orbotech Ltd. (NASDAQ: ORBK), Lumus Ltd. and BiolineRx Ltd. (NASDAQ; TASE: BLRX).  On all boards of directors of the publicly traded companies he served as member or chairman of the audit committees. Prior to launching his business career, Dr. Anghel served as a full-time member of the Recanati Graduate School of Business Administration of the Tel Aviv University, where he taught finance and corporate strategy. He currently serves as Chairman of the Tel Aviv University’s Executive Program. Dr. Anghel holds a B.A. in economics from the Hebrew University in Jerusalem and an M.B.A. and Ph.D. in finance both from Columbia University in New York. Dr. Anghel qualifies as an external director according to the Companies Law.

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

On December 20, 2018, Barry Ben Zeev’s third service term as an external director expired. On January 24, 2019, Dr. Anghel was appointed as an external director, replacing Mr. Ben Zeev.

B.            Compensation

General

Salaries, fees, commissions and bonuses paid or accrued with respect to all of our directors and senior management as a group in the fiscal year ended December 31, 2018 was approximately €473 million, including an amount of approximately €48 million related to pension, retirement and other similar benefits. These figures do not include the compensation of Messrs. Shlomo Nehama, Ran Fridrich and Hemi Raphael, all of whom are members of our Board that are currently compensated pursuant to the Management Services Agreement (see “Item 7.B: Related Party Transactions” below) and have, in connection with such agreement, waived their right to receive the compensation, including options, paid to our directors.

The table below reflects the terms of service and employment of our five most highly compensated “office holders” (as such term is defined in the Companies Law) during or with respect to the year ended December 31, 2018. All amounts reported in the table below are as recognized in our financial statements for the year ended December 31, 2018.

	Salary(1)	Management Fees		Bonus	Share-Based Payment	Total
Name and Position	(euro in thousands)
Shlomo Nehama, Chairman of the Board	-	169	(2)	-	-	169	(2)
Ran Fridrich, CEO and Director	-	84.5	(2)(3)	-	-	84.5	(2)(3)
Hemi Raphael, Director	-	84.5	(2)(3)	-	-	84.5	(2)(3)
Kalia Weintraub, Chief Financial Officer	183	-		-	-	183
Ori Rosenzweig, Chief Investment Officer	188	-		-	-	188
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

Other than options granted to members of our Board of Directors, there are no outstanding options to purchase ordinary shares that were granted during 2018. For more information see “Item 6.E: Share Ownership.”

Management Services Agreement

In December 2008, following the approval of our Audit Committee, Board of Directors and shareholders, we entered into the Management Services Agreement with Kanir and with Meisaf Blue & White Holdings Ltd., or Meisaf, a private company controlled by Shlomo Nehama, effective as of March 31, 2008, the date of appointment of Messrs. Fridrich and Nehama as members of our Board. In consideration for the performance of the management services and the board services under the terms of the Management Services Agreement, we agreed to pay Kanir and Meisaf, in equal parts and quarterly, an aggregate annual services fee in the amount of $250,000 plus value added tax pursuant to applicable law. This annual amount was increased to $400,000 (approximately €352 as of March 1, 2019) following approval by our Audit Committee, Compensation Committee, Board of Directors and by our shareholders at our annual shareholders meeting for 2013, or the 2013 Shareholders Meeting. Messrs. Nehama, Fridrich and Raphael waived any right to additional remuneration for their service as members of our board of directors. In addition, Mr. Fridrich, who first served as our Interim Chief Executive Officer and is now our Chief Executive Officer, serves as our Chief Executive Officer as part of the management services provided pursuant to the Management Services Agreement, and agreed not to receive any additional compensation or other benefits beyond the fees paid in connection with the Management Services Agreement. For more information see “Item 7.B: Related Party Transactions.”

Compensation of Non-Executive Directors

As approved by our shareholders, we pay our non-executive directors (Anita Leviant, Mordechai Bignitz and Dr. Michael J. Anghel) remuneration for their services as directors. During 2010 and thereafter, based on the approval by our shareholders at our annual general meeting of shareholders held on December 30, 2009 and on June 20, 2012, our current and future directors have been and would in the following years be paid the minimum fees permitted by the Companies Regulations (Rules for Compensation and Expenses of External Directors), 5760-2000, or the Compensation Regulations. The Compensation Regulations set forth a range of fees that may be paid by Israeli public companies to their external directors, depending upon each company’s equity based on the most recent financial statements. The current minimum cash amounts permitted to be paid to our external directors pursuant to the Compensation Regulations, are an annual fee of NIS 52,160 (equivalent to approximately €45,931 as of March 1, 2019) and an attendance fee of NIS 1,845](equivalent to approximately €1,625 as of March 1, 2019) per meeting (board or committee). These amounts are updated once a year based on increases in the Israeli Consumer Price Index. According to the Compensation Regulations, which we apply to all our non-executive directors, the directors are entitled to 60% of the meeting fee if they participated at the meeting by teleconference and not in person, and to 50% of the meeting fee if resolutions were approved in writing, without convening a meeting.

Each of these non-executive directors (Anita Leviant, Mordechai Bignitz and Dr. Michael J. Anghel) also receives an annual grant of options to purchase 1,000 ordinary shares under the terms and conditions set forth in our 1998 Share Option Plan for Non-Employee Directors, or the 1998 Plan. The 1998 Plan provides for grants of options to purchase ordinary shares to our non-employee directors. The 1998 Plan, as amended, is administered, subject to Board approval, by the Compensation Committee and our Board. An aggregate amount of not more than 75,000 ordinary shares is reserved for grants under the 1998 Plan. The original expiration date of the 1998 Plan pursuant to its terms was December 8, 2008 (10 years after its adoption). The term of the 1998 Plan was subsequently extended to December 8, 2028, unless earlier terminated by our Board.

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

Terms of Directors

Our Board currently consists of six members, including two external directors. Pursuant to our Articles, unless otherwise prescribed by resolution adopted at a general meeting of our shareholders, our Board shall consist of not less than four (4) nor more than eight (8) directors (including the external directors). Except for our two external directors, the members of our Board are elected annually at our annual shareholders’ meeting and remain in office until the next annual shareholders’ meeting, unless the director has previously resigned, vacated his office, or was removed in accordance with the Articles. The most recent annual meeting, or the 2018 Shareholders Meeting, was held on June 21, 2018. Our Board may elect additional members to the Board, to serve until the next shareholders’ meeting, so long as the number of directors on the Board does not exceed the maximum number established according to our Articles.

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

All of the external directors of a company must be members of its audit committee and compensation committee and at least one external director is required to serve on every committee authorized to exercise any of the powers of the board of directors. Our external directors are currently Mordechai Bignitz and Dr. Michael J. Anghel.

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

The Companies Law requires that at least one of the external directors have “Accounting and Financial Expertise” and the other external directors have “Professional Competence.” Under the applicable regulations, a director having accounting and financial expertise is a person who, due to his or her education, experience and talents is highly skilled in respect of, and understands, business-accounting matters and financial reports in a manner that enables him or her to understand in depth the company’s financial statements and to stimulate discussion regarding the manner in which the financial data is presented. Under the applicable regulations, a director having professional competence is a person who has an academic degree in either economics, business administration, accounting, law or public administration or an academic degree in an area relevant to the company’s business, or has at least five years’ experience in a senior position in the business management of a corporation with a substantial scope of business, in a senior position in the public service or a senior position in the field of the company’s main business. Our Board determined that both Mordechai Bignitz and Dr. Michael J. Anghel have the requisite accounting and financial expertise.

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

Our Board determined that three of the members of our Board, Messrs. Bignitz and Anghel and Ms. Leviant, are “independent” within the meaning of Section 803A of the NYSE American LLC Company Guide.

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

Our Audit Committee, acting pursuant to a written charter adopted based on the requirements of the Companies Law, the rules promulgated under the Exchange Act and the NYSE American LLC Company Guide, currently consists of Mordechai Bignitz, who is also the chairman of the Audit Committee, Dr. Michael Anghel and Anita Leviant. The members of our Audit Committee satisfy the respective “independence” requirements of the Securities and Exchange Commission, NYSE American LLC and Israeli law for audit committee members. During 2018, our Audit Committee met at least once each quarter.

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

Compensation Committee

Amendment No. 20 requires the board of directors of a public company to appoint a compensation committee that shall consist of no less than three members, that will include all of external directors (which will constitute a majority of its members of the committee), and that the remainder of the members of the compensation committee be directors whose terms of service and employment were determined pursuant to the Compensation Regulations. In addition, Amendment No. 20 imposes the same restrictions on the actions and membership in the compensation committee as are discussed above under “Audit Committee” with respect to, among other things, the requirement that an external director serve as the chairman of the committee and the list of persons who may not serve on the committee. Our Compensation Committee currently consists of Dr. Michael J. Anghel, who is also the chairman of the Compensation Committee, Mordechai Bignitz and Anita Leviant.

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

The Israeli Securities Law, 5728-1968, or the Securities Law, and the Companies Law, authorize the Israeli Securities Authority to impose administrative sanctions against companies and their office holders for certain violations of the Israeli Securities Law or the Companies Law. These sanctions include monetary sanctions and certain restrictions on serving as a director or senior officer of a public company for certain periods of time. The maximum amount of the monetary sanctions that could be imposed upon individuals is a fine of NIS 1 million (equivalent to approximately €0.24 million), plus payments to persons who suffered damages as a result of the violation in an amount equal to the higher of: (i) compensation for damages suffered by all injured persons, up to 20% of the fine imposed on the violator, or (ii) the amount of profits earned or losses avoided by the violator as a result of the violation, up to the amount of the applicable monetary sanction.

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

Indemnification

As permitted by the Companies Law, our Articles provide that we may indemnify an office holder in respect of a liability or expense which is imposed on him or incurred by him as a result of an action taken in his capacity as an office holder of the Company in connection with the following:

a.	monetary liability imposed on the office holder in favor of a third party by a judgment, including a settlement or a decision of an arbitrator which is given the force of a judgment by court order;

b.
reasonable litigation expenses, including legal fees, incurred by the office holder as a result of an investigation or proceeding instituted against such office holder by a competent authority, which investigation or proceeding has ended without the filing of an indictment or in the imposition of financial liability in lieu of a criminal proceeding, or has ended in the imposition of a financial obligation in lieu of a criminal proceeding for an offence that does not require proof of criminal intent (the phrases “proceeding that has ended without the filing of an indictment” and “financial obligation in lieu of a criminal proceeding” shall have the meanings ascribed to such phrases in Section 260(a)(1a) of the Companies Law) or in connection with an administrative enforcement proceeding or a financial sanction. Without derogating from the generality of the foregoing, such expenses will include a payment imposed on the office holder in favor of an injured party as set forth in Section 52[54](a)(1)(a) of the Securities Law, and expenses that the office holder incurred in connection with a proceeding under Chapters H’3, H’4 or I’1 of the Securities Law or in connection with Article D of Chapter Four of Part Nine of the Companies Law, including reasonable legal expenses, which term includes attorney fees;

c.
reasonable litigation expenses, including legal fees, which the office holder has incurred or is obliged to pay by the court in proceedings commenced against him by the Company or in its name or by any other person, or pursuant to criminal charges of which he is acquitted or criminal charges pursuant to which he is convicted of an offence which does not require proof of criminal intent; and

d.
Expenses, including reasonable legal fees, including attorney fees, incurred by the office holder with respect to a proceeding in accordance with the Restrictive Trade Practices Law, 1988, as amended, or the Restrictive Trade Practices Law.

Our Articles authorize us, from time to time and subject to any provision of the law, to undertake in advance to indemnify an office holder for any of the following: (i)  any liability as set out in (a) above, provided that the undertaking to indemnify is limited to the classes of events which in the opinion of our Board can be anticipated in light of our activities at the time of giving the indemnification undertaking, and for an amount and/or criteria which our Board has determined are reasonable in the circumstances and, the events and the amounts or criteria that our Board deem reasonable in the circumstances at the time of giving of the undertaking are stated in the undertaking; (ii) any liability stated in (b) through (d) above; and any matter permitted by applicable law. Our Articles also authorize us to indemnify an office holder after the occurrence of the event which is the subject of the indemnity and with respect to any matter permitted by applicable law.

At the annual shareholders meeting held on June 20, 2012, our shareholders authorized us to revise the indemnification and insurance provisions of our Articles to reflect certain amendments to the Companies Law and Securities Law and further authorized us, following the approval of our Audit Committee and Board, to provide indemnification undertakings to each of our current and future directors and officers. At our annual shareholders meeting held on June 21, 2018, or the 2018 Shareholders Meeting, our shareholders authorized us to revise the indemnification, insurance and exemption provisions of our Articles and further authorized us, following the approval of our Compensation Committee and Board of Directors, to provide amended indemnification undertakings to each of our current and future office holders. Such approval also included the requisite majority required to approve the provision of indemnification undertakings to our Board members who are also deemed to be “controlling shareholders,” Messrs. Nehama, Fridrich and Raphael.

The indemnification undertakings provided by us are limited to certain categories of events and the aggregate indemnification amount that we shall pay (in addition to sums payable by insurance companies) for monetary liabilities imposed on, or incurred by, the director or officer pursuant to all the indemnification undertakings issued by us to our directors and officers is also limited. Under the indemnification undertakings provided by us prior to the 2018 Shareholders Meeting, the aggregate indemnification amount payable by us for monetary liabilities may not exceed an amount equal to the higher of: (i) fifty percent (50%) of our net equity at the time of indemnification, as reflected on our most recent financial statements at such time, or (ii) our annual revenue in the year prior to the time of indemnification. Under the indemnification undertakings provided by us subsequent to the 2018 Shareholders Meeting and in line with the limitation currently included in our Compensation Policy, the aggregate indemnification amount payable by us for monetary liabilities, shall not exceed an amount equal to 25% of our shareholders’ equity according to the latest reviewed or audited consolidated financial statements approved by our Board of Directors prior to the date on which the indemnification amount is paid. Our previous form of indemnification undertaking is attached hereto as Exhibit 4.3 and our current form of indemnification undertaking, granted to officer holders commencing the 2018 Shareholders Meeting, is attached hereto as Exhibit 4.4.

In such indemnification undertakings, we also, among other things, undertake to (i) produce collateral, security, bond or any other guarantee that the director or officer may be required to produce as a result of any interim legal procedure (other than criminal procedures involving the proof of criminal thought), all up to the maximum indemnification amount set forth above; and (ii) maintain a liability insurance policy with a reputable insurer to the extent permitted by the Companies Law, for all of our directors and officers, in a total amount of not less than $10 million  during the period the recipient of the indemnity undertaking serves as a member of our board of directors or as an officer and for a period of seven years thereafter.

Based on the previous approvals of our Audit and Compensation Committee, Board and shareholders, we granted indemnification undertakings as explained above to each of our office holders and expect that we will provide them to our future office holders.

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

At our 2018 Shareholders Meeting, our shareholders authorized an amendment to our Articles, in line with the limitation currently included in our Compensation Policy, providing that we may not, subsequent to the 2018 Shareholders Meeting, grant exemption letters to office holders for an action or transaction in which a controlling shareholder (as such term is defined in the Companies Law) or any other office holder (including an office holder who is not the office holder we have undertaken to exempt) has a personal interest (as such term is defined in the Companies Law). At our 2018 Shareholders Meeting, our shareholders also approved a new form of Indemnification Undertaking and Exemption to be granted to all of our current and future office holders, which includes the foregoing limitation and further provides that no exemption will be granted in respect of any counterclaim of the Company filed against the office holder in response to a claim filed by the office holder against the Company, except if the office holder’s claim relates to his or her labor law rights and/or his or her individual employment agreement with the Company or any of its Subsidiaries.

As noted above, we granted the new form of Indemnification Undertaking and Exemption to all our current directors and officers and intend to provide it to our future directors and officers.

Insurance

As permitted by the Companies Law, our Articles provide that we may enter into an agreement for the insurance of the liability of an office holder, in whole or in part, with respect to any liability which may imposed upon such office holder as a result of an act performed by same office holder in his capacity as an office holder of the Company, for any of the following: (a) a breach of a cautionary duty toward the Company or toward another person; (b) a breach of a fiduciary duty toward the Company, provided the office holder acted in good faith and has had reasonable ground to assume that the act would not be detrimental to the Company; (c) a monetary liability imposed upon an office holder toward another; (d) reasonable litigation expenses, including attorney fees, incurred by the office holder as a result of an administrative enforcement proceeding instituted against him (without derogating from the generality of the foregoing, such expenses will include a payment imposed on the office holder in favor of an injured party as set forth in Section 52[54](a)(1)(a) of the Securities Law and expenses that the office holder incurred in connection with a proceeding under Chapters H’3, H’4 or I’1 of the Securities Law or in connection with Article D of Chapter Four of Part Nine of the Companies Law, including reasonable legal expenses, which term includes attorney fees); and (e) expenses, including reasonable litigation expenses, including attorney fees, incurred by the office holder with respect to a proceeding in accordance with the Restrictive Trade Practices Law. Our Articles further permit us to enter into such an agreement with respect to any other matter in respect of which it is permitted or will be permitted under applicable law to insure the liability of an office holder in the Company.

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

The current coverage of our directors’ and officers’ liability insurance policy is $15 million. At our 2018 Shareholders Meeting, our shareholders approved, following the approval of our Compensation Committee and Board, the terms and conditions for the renewal, extension and/or replacement, from time to time, of our directors’ and officers’ liability insurance policy for all directors and officers of our company and its subsidiaries, who may serve from time to time, or the New Policy, as follows: (i) the coverage limit per claim and in the aggregate under the New Policy may not exceed an amount representing an increase of 20%, as compared to the current coverage limit; and (ii) the premium paid for such New Policy may be up to $230,000.

In addition, in reliance on the Relief Regulations, our Compensation Committee and Board determines that the insurance provided to our office holders who are deemed to be controlling shareholders is: (i) upon terms identical to those provided to the company’s other officers and directors, (ii) on market conditions, and (iii) not likely to materially affect the company’s profitability, assets or liabilities. Therefore, the approval of our shareholders for the provision of liability insurance under the New Policy to our officer holders who are deemed to be controlling shareholders is not required. Based on these approvals, we have obtained directors’ and officers’ liability insurance covering our directors and officers.

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

D.            Employees

As of December 31, 2018, 2017 and 2016, we had ten (10) employees. As of December 31, 2018, all of our employees were in management, finance and administration. Nine employees were located in Israel and one employee is located in Spain.

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

E.             Share Ownership

Beneficial Ownership of Executive Officers and Directors

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as of March 1, 2019, of (i) each of our directors and (ii) each member of our senior management. All of the information with respect to beneficial ownership of the ordinary shares is given to the best of our knowledge and has been furnished in part by the respective directors and members of senior management.

Name of Beneficial Owner	Number of Shares Beneficially Held (1)	Percent of Class
Shlomo Nehama(2)(5)	4,016,842	37.6%
Hemi Raphael(3)(5)	3,060,369	28.7%
Ran Fridrich(4)(5)	2,722,632	25.5%
Anita Leviant(6)	9,000	*
Mordechai Bignitz(6)	6,583	*
Dr. Michael J. Anghel	-	-
Kalia Weintraub	-	-
Ori Rosenzweig	-	-

______________________________
* Less than one percent of the outstanding ordinary shares. See additional details below.

(1)
As used in this table, “beneficial ownership” means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security. For purposes of this table, a person is deemed to be the beneficial owner of securities that can be acquired within 60 days from March 1, 2019 through the exercise of any option or warrant. Ordinary shares subject to options or warrants that are currently exercisable or exercisable within 60 days are deemed outstanding for computing the ownership percentage of the person holding such options or warrants, but are not deemed outstanding for computing the ownership percentage of any other person. The amounts and percentages are based upon 10,679,094 ordinary shares outstanding as of March 1, 2019. This number of outstanding ordinary shares does not include a total of 258,046 ordinary shares held at that date as treasury shares under Israeli law, all of which were repurchased by us. For so long as such treasury shares are owned by us they have no rights and, accordingly, are neither eligible to participate in or receive any future dividends which may be paid to our shareholders nor are they entitled to participate in, be voted at or be counted as part of the quorum for, any meetings of our shareholders.

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

(3)
The 3,060,369 ordinary shares beneficially owned by Mr. Raphael consist of: (i) 2,605,845 ordinary shares held by Kanir, which constitute approximately 24.4% of our outstanding share capital, (ii) 314,514 ordinary shares held by a BVI private company wholly-owned by Mr. Raphael, which constitute approximately 2.9% of our outstanding shares and (iii) 140,010 ordinary shares held directly by Mr. Raphael, which constitute approximately 1.3% of our outstanding shares. Mr. Raphael, by virtue of his position as a director and majority shareholder of Kanir Investments Ltd., or Kanir Ltd., the general partner in Kanir, and his position as a limited partner in Kanir, may be deemed to indirectly beneficially own the ordinary shares beneficially owned by Kanir. Mr. Raphael disclaims beneficial ownership of the shares held by Kanir, except to the extent of his pecuniary interest therein, if any. In addition, Mr. Raphael, as the sole shareholder of such private company, may be deemed to indirectly beneficially own any ordinary shares beneficially owned by the BVI private company.

(4)
The 2,722,632 ordinary shares beneficially owned by Mr. Fridrich consist of: (i) 2,605,945 ordinary shares held by Kanir, which constitute approximately 24.4% of our outstanding share capital and (ii) 116,787 ordinary shares held directly by Mr. Fridrich, which constitute approximately 1.1% of our outstanding shares. Mr. Fridrich, by virtue of his position as a director of Kanir Ltd. and his position as a limited partner in Kanir, may be deemed to indirectly beneficially own the ordinary shares beneficially owned by Kanir. Mr. Fridrich disclaims beneficial ownership of the shares held by Kanir, except to the extent of his pecuniary interest therein, if any.

(5)
By virtue of the 2008 Shareholders Agreement between Nechama Investments and Kanir (see “Item 7.A: Major Shareholders”), Mr. Nehama, Nechama Investments, Kanir and Messrs. Raphael and Fridrich may be deemed to be members of a group that holds shared voting power with respect to 6,157,714 ordinary shares, which together constitute approximately 57.7% of our outstanding ordinary shares, and holds shared dispositive power with respect to 5,280,958 ordinary shares, which constitute 49.5% of our outstanding ordinary shares. Accordingly, taking into account the shares directly held by Messrs. Nehama, Raphael (taking into account also shares held by the private company wholly-owned by him) and Fridrich, they may be deemed to beneficially own approximately 62%, 61.9% and 58.8%, respectively, of the outstanding ordinary shares. Mr. Nehama and Nechama Investments both disclaim beneficial ownership of the ordinary shares beneficially owned by Kanir and Kanir Ltd., Kanir and Messrs. Raphael and Fridrich all disclaim beneficial ownership of the shares held by Nechama Investments.

(6)
(i) Anita Leviant holds currently exercisable options to purchase 9,000 ordinary shares with expiration dates ranging from August 1, 2019 to August 1, 2027 and exercise prices per share ranging between $4.7 - $9.37 and (ii) Mordechai Bignitz holds currently exercisable options to purchase 6,583 ordinary shares with expiration dates ranging from December 20, 2021 to August 1, 2027 and exercise prices per share ranging between $5.55 - $9.37.

Our directors currently hold, in the aggregate, options to purchase 18,083 ordinary shares. The options have a weighted average exercise price of approximately $7.84 per share and have expiration dates until 2029. During the years ended December 31, 2016, 2017 and 2018 each of Anita Leviant and Mordechai Bignitz, all members of our Board, were granted options to purchase 1,000 shares (on August 1 of each of such years) under the 1998 Plan. In addition, Dr. Michael J. Anghel was granted options to purchase 500 shares upon his appointment as external directors under the 1998 Plan. The exercise price for the underlying shares of such options is the “Fair Market Value” (as defined in the 1998 Plan) of our ordinary shares at the date of grant. The options expire ten years after their grant date. As described above under “Compensation - Compensation of Non-Executive Directors”, the options granted to our directors (for Ms. Leviant commencing in 2012 and for our external directors commending in 2016) vest on the first anniversary of the grant date. Of the options held by our directors, options to purchase 15,583 ordinary shares are currently exercisable, options to purchase 2,000 ordinary shares will become exercisable on August 1, 2019 and options to purchase 500 ordinary shares will become exercisable on January 24, 2020.

Following the termination of his service term as external director, Mr. Ben Zeev exercised options to acquire 3,586 shares. We received an aggregate amount of approximately $22,480 as consideration in connection with the exercise of those options. Pursuant to the terms of the 1998 Plan, the remaining options held by Mr. Ben Zeev, which were exercisable on the date on which he ceased serving as a member of our Board of Directors are due to expire three months after such date.

None of our officers currently hold options to purchase our ordinary shares.

Outstanding Options

1998 Share Option Plan for Non-Employee Directors

For more information concerning our 1998 Share Option Plan for Non-Employee Directors see “Item 6.B: Compensation.”

As of January 1, 2018, December 31, 2018 and March 1, 2019, there were 32,083, 30,416 and 29,916 ordinary shares, respectively, available for future grants under the 1998 Plan.

2000 Stock Option Plan

In 2000, we adopted the 2000 Stock Option Plan, or the 2000 Plan, to provide for grants of service and non-employee options to purchase ordinary shares to our officers, employees, directors and consultants. The 2000 Plan provides that it may be administered by the Board, or by a committee appointed by the Board, and is currently administered by our Board.

As amended, the 2000 Plan provides for the issuance of 1,772,459 ordinary shares. During 2008 we repurchased options to acquire approximately 990,000 ordinary shares from employees and such options were canceled, decreasing the amount of shares reserved for issuance the 2000 Plan. The 2000 Plan, as amended, currently terminates on August 31, 2028.

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

As of March 1, 2019, there were no outstanding options under the 2000 Plan. The number of additional ordinary shares available for issuance under the 2000 Plan, as of January 1, 2018, December 31, 2018 and March 1, 2019, was 595,009.

ITEM 7: Major Shareholders and Related Party Transactions

A.            Major Shareholders

The following table sets forth information regarding the beneficial ownership of our ordinary shares as of March 1, 2019, by each person known by us to be the beneficial owner of 5.0% or more of our ordinary shares. Each of our shareholders has identical voting rights with respect to its shares. All of the information with respect to beneficial ownership of the ordinary shares is given to the best of our knowledge based on public filings by the shareholders (and on information provided by them.

	Ordinary Shares Beneficially Owned(1)	Percentage of Ordinary Shares Beneficially Owned

Shlomo Nehama (2)(5)(7)	4,016,842	37.6%
Kanir Joint Investments (2005) Limited Partnership (3)(4)(5)(6)(7)	2,605,845	24.4%
The Phoenix Holdings Ltd.(8)	895,618	8.39%
___________________________

* Represents beneficial ownership of less than 1% of ordinary shares.

(1)
As used in this table, “beneficial ownership” means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security as determined pursuant to Rule 13d-3 promulgated under the U.S. Securities Exchange Act of 1934, as amended. For purposes of this table, a person is deemed to be the beneficial owner of securities that can be acquired within 60 days from March 1, 2019 through the exercise of any option or warrant. Ordinary shares subject to options or warrants that are currently exercisable or exercisable within 60 days are deemed outstanding for computing the ownership percentage of the person holding such options or warrants, but are not deemed outstanding for computing the ownership percentage of any other person. The amounts and percentages are based on a total of 10,679,094 ordinary shares outstanding as of March 1, 2019. This number of outstanding ordinary shares does not include a total of 258,046 ordinary shares held at that date as treasury shares under Israeli law, all of which were repurchased by us. For so long as such treasury shares are owned by us they have no rights and, accordingly, are neither eligible to participate in or receive any future dividends which may be paid to our shareholders nor are they entitled to participate in, be voted at or be counted as part of the quorum for, any meetings of our shareholders.

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

(3)
Kanir is an Israeli limited partnership. Kanir Ltd., in its capacity as the general partner of Kanir, has the voting and dispositive power over the ordinary shares directly beneficially owned by Kanir. As a result, Kanir Ltd. may be deemed to indirectly beneficially own the ordinary shares beneficially owned by Kanir. Messrs. Hemi Raphael and Ran Fridrich, who are members of our Board of Directors, are the sole directors of Kanir Ltd. and Mr. Raphael is a majority shareholder of Kanir Ltd. As a result, Messrs. Raphael and Fridrich may be deemed to indirectly beneficially own the ordinary shares beneficially owned by Kanir, which constitute, together with their holdings as set forth in footnote (4), 28.7% and 25.5%, respectively, of our outstanding ordinary shares. Kanir Ltd. and Messrs. Raphael and Fridrich disclaim beneficial ownership of such ordinary shares except to the extent of their respective pecuniary interest therein, if any.

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

(5)
By virtue of the 2008 Shareholders Agreement, Mr. Nehama, Nechama Investments, Kanir, Kanir Ltd., and Messrs. Raphael and Fridrich may be deemed to be members of a group that holds shared voting power with respect to 6,157,714 ordinary shares, which constitute approximately 57.7% of our outstanding ordinary shares, and holds shared dispositive power with respect to 5,280,958 ordinary shares, which constitute 49.5% of the outstanding ordinary shares. Accordingly, taking into account the shares directly held by Messrs. Nehama, Raphael (taking into account also shares held by the private company wholly-owned by him) and Fridrich, they may be deemed to beneficially own approximately 62%, 61.9% and 58.8%, respectively, of our outstanding ordinary shares. Each of Mr. Nehama and Nechama Investments disclaims beneficial ownership of the ordinary shares beneficially owned by Kanir. Each of Kanir, Kanir Ltd. and Messrs. Raphael and Fridrich disclaims beneficial ownership of the ordinary shares beneficially owned by Nechama Investments. A copy of the 2008 Shareholders Agreement was filed with the Securities and Exchange Commission, or the SEC, on March 31, 2008 as Exhibit 14 to an amendment to a Schedule 13D and is not incorporated by reference herein.

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

(7)
The information included in this table concerning the beneficial ownership of Nechama Investments, Kanir, Kanir Ltd., Bonstar and Messrs. Nehama, Raphael, Fridrich, Joseph Mor and Ishay Mor is based on a Schedule 13D/A filed on September 3, 2013 and on information provided by the shareholders.

(8)
Based on a Schedule 13G filed on February 19, 2019 by Mr. Itshak Sharon (Tshuva), Delek Group Ltd. and The Phoenix Holdings Ltd. According to the Schedule 13G: (i) the securities reported therein are beneficially owned by various direct or indirect, majority or wholly-owned subsidiaries of the Phoenix Holdings Ltd., or the Phoenix Subsidiaries, (ii) the Phoenix Subsidiaries manage their own funds and/or the funds of others, including for holders of exchange-traded notes or various insurance policies, members of pension or provident funds, unit holders of mutual funds, and portfolio management clients, (iii) each of the Phoenix Subsidiaries operates under independent management and makes its own independent voting and investment decisions, and (iv) the Phoenix Holdings Ltd. is a controlled subsidiary of Delek Group Ltd. and the majority of Delek Group Ltd.’s outstanding share capital and voting rights are owned, directly and indirectly, by Itshak Sharon (Tshuva) through private companies wholly-owned by him, and the remainder is held by the public.

Significant Changes in the Ownership of Major Shareholders

Other than the acquisition of our ordinary shares by The Phoenix Holdings Ltd., as reported in their Schedule 13G, there were no significant changes in the percentage ownership held by any major shareholders during the years ended December 31, 2016, 2017 and 2018.

Record Holders

Based on a review of the information provided to us by our transfer agent, as of March 1, 2019, there were 36 record holders of ordinary shares, of which 11 represented United States* record holders holding approximately 36% of our outstanding ordinary shares (including approximately 35.5% of our outstanding ordinary shares held by the Depository Trust Company). This does not reflect persons or entities that hold ordinary shares in nominee or “street name” through various brokerage firms and does not reflect where the beneficial holders of our shares are located in part because the shares held by the Depository Trust Company include shares held for the Tel Aviv Stock Exchange Clearing House.
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

Registration Rights

We previously executed various registration rights agreements with certain entities and individuals, including former controlling shareholders, in connection with private placements of our securities. Registration rights with respect to a majority of the ordinary shares held by our current controlling shareholders were assigned from certain holders of such registration rights to our controlling shareholders, subject to the undertaking of the assignees to be bound by and subject to the terms and conditions of the registration rights agreement. During 2014 we received a demand for registration from several shareholders, including our controlling shareholders, and filed a registration statement on Form F-3 with covering the resale of 6,421,545, or 60.1% of our ordinary shares, which became effective on November 17, 2014. The registration of the shares included in this registration statement enable our controlling shareholders to sell a significant portion of our ordinary shares without restrictions, which could result in a change of control of Ellomay or in us ceasing to be a “controlled company” for purposes of the NYSE American LLC rules. For more information see “Item 16G: Corporate Governance.”

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

In consideration for the performance of the management services and the Board services, we currently pay to Meisaf and Kanir, in equal parts, an aggregate annual fee in the amount of $400,000 (approximately €349,345), on a quarterly basis. Meisaf and Kanir are also entitled to receive reimbursement for reasonable out-of-pocket business expenses borne by them in connection with the provision of the services, as customary in the Company. In connection with the Management Services Agreement, the Board representatives of Kanir and Mr. Nehama waived any director fees and options to purchase our ordinary shares they may be entitled to as a result of their service on our Board. In addition, Mr. Fridrich, who first served as our Interim Chief Executive Officer and is now our Chief Executive Officer, serves as our Chief Executive Officer since January 2009 as part of the management services provided pursuant to the Management Services Agreement, and agreed not to receive any additional compensation or other benefits beyond the fees paid in connection with the Management Services Agreement.

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

In May 2015, our Board of Directors approved the repurchase of up to $3 million of our ordinary shares. The authorized repurchases will be made from time to time in the open market on the NYSE American LLC and Tel Aviv Stock Exchange or in privately negotiated transactions. The timing, volume and nature of share repurchases will be at the sole discretion of management and will be dependent on regulatory restrictions, market conditions, the price and availability of our ordinary shares, applicable securities laws and other factors, including compliance with the terms of our Debentures. No assurance can be given that any particular amount of ordinary shares will be repurchased. The buyback program does not obligate us to acquire a specific number of shares in any period, and it may be modified, suspended, extended or discontinued at any time, without prior notice. We repurchased 172,391 ordinary shares in the NYSE American LLC under this buyback program. On March 23, 2016, we announced the decision to distribute a cash dividend in the amount of $0.225 per share (an aggregate distribution of approximately $2.4 million). We distributed this dividend in April 2016. We did not declare or pay a cash dividend during 2017 and we did not repurchase any of our ordinary shares or declare or pay a cash dividend during 2018.

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

B.            Significant Changes

Except as otherwise disclosed in this report, no significant changes have occurred since December 31, 2018.

ITEM 9: The Offer and Listing

A.            Offer and Listing Details

Our ordinary shares are listed on the NYSE American LLC and the TASE under the symbol “ELLO.”

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

The Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would hold 25% or more of the voting rights in the company. This rule does not apply if there is already another holder of 25% or more of the voting rights in the company. Similarly, the Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would hold greater than 45% of the voting rights in the company, unless there is another shareholder holding more than 45% of the voting rights in the company. These requirements do not apply if, in general, the acquisition: (1) was made in a private placement that received shareholder approval as a private placement and was meant to grant the purchaser 25% or more of the voting rights of a company in which no other shareholder holds 25% or more of the voting rights, or to grant the purchaser more than 45% of the voting rights of a company in which no other shareholder holds more than 45% of the voting rights, (2) was from a holder of 25% or more of the voting rights in the company which resulted in the acquiror holding 25% or of the voting rights in the company, or (3) was from a shareholder holding more than 45% of the voting rights in the company which resulted in the acquiror becoming a holder of more than 45% voting rights in the company.

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

Agreements in connection with the Investment in Dori Energy

Summaries of the material agreements executed in connection with our investment in Dori Energy are included as Exhibits 4.11 and 4.12 under Item 19.”

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

Taxation of U.S. Holders

Distributions on Ordinary Shares. Subject to the discussion in “Passive Foreign Investment Companies” below, distributions made by us with respect to ordinary shares generally will constitute dividends for federal income tax purposes and will be taxable to a U.S. Holder as a dividend to the extent of our undistributed current or accumulated earnings and profits (as determined for United States federal income tax purposes). Distributions in excess of our current and accumulated earnings and profits will be treated first as a nontaxable return of capital reducing the U.S. Holder’s tax basis in the ordinary shares, thus increasing the amount of any gain (or reducing the amount of any loss) which might be realized by such U.S. Holder upon the sale or exchange of such ordinary shares. Any such distributions in excess of the U.S. Holder’s tax basis in the ordinary shares will be treated as gain from the sale or exchange of our ordinary shares. Dividends paid by us generally will not be eligible for the dividends received deduction available to certain United States corporate shareholders under Code Sections 243 and 245. Subject to the discussion in “Medicare Tax” below (and assuming that we are not a “Passive Foreign Investment Company”), if you are a noncorporate U.S. Holder, dividends paid to you will be treated as “qualified dividend income” and taxable to you at a maximum rate of 20% provided that you held the ordinary shares for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. A corporate U.S. Holder (and a noncorporate U.S. Holder that fails to satisfy the applicable holding period requirements) is taxable at ordinary rates on dividends received.

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

Sale or Exchange of Ordinary Shares.  Subject to the discussion in “Passive Foreign Investment Company” below, a U.S. Holder of ordinary shares generally will recognize capital gain or loss upon the sale or exchange of the ordinary shares measured by the difference between the amount realized and the U.S. Holder’s tax basis in the ordinary shares. Any such capital gain will be long-term capital gain or loss if the U.S. Holder’s holding period in our ordinary shares is more than one year. Subject to the discussion in “Medicare Tax” below, tax rates for the long-term capital gain to an individual U.S. Holder will be taxable to you at a maximum rate of 20%. Gain or loss will be computed separately for each block of ordinary shares sold (ordinary shares acquired separately at different times and prices). The deductibility of capital losses is restricted and generally may only be used to reduce capital gains to the extent thereof. However, individual taxpayers generally may deduct annually $3,000 of capital losses in excess of their capital gains.

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

Based on our income and/or assets, we believe that we were a PFIC from 2008 through 2012.  Since PFIC shares are subject to the PFIC rules even in future years in which we are no longer a PFIC, our ordinary shares will be PFIC shares with respect to any U.S. shareholder that held our ordinary shares in 2008 through 2012. Based on our income and assets, we do not believe that we were a PFIC from 2013 through 2018. However, because the determination of whether we are, or will be, a PFIC for a taxable year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to various interpretations, there is a risk that the Internal Revenue Service may disagree with our determinations regarding our prior or present PFIC status. In addition, depending on future events, we could become a PFIC in future years.

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

We hold cash and cash equivalents, marketable securities and restricted cash in various currencies, including euro and NIS. Our holdings in the Italian and Spanish PV Plants and in the Netherlands WtE Projects are denominated in euro and our holdings in the Talmei Yosef PV Plant and in Dori Energy are denominated in NIS. The financing we have in connection with our Italian PV Plants and the Netherlands WtE Projects is denominated in euro and the financing we have in connection with our Italian PV Plants bears interest that is based on EURIBOR rate. Our Debentures and the project finance debt of the Talmei Yosef PV Plant are denominated in NIS and are to be repaid (principal and interest) in NIS.

Inflation and Fluctuation of Currencies

The goal of our forward and swap transactions set forth below is to limit the impact of exchange rate and interest rate fluctuations on our statements of financial position. We do not hold derivative financial instruments for trading purposes. Nevertheless, under IFRS, we are required to treat our forward and swap transactions as though they were speculative investments. As a result, we are required to value these hedge positions at the end of each fiscal period and record a gain or loss equal to the difference in their market value from the last statements of financial position date. Accordingly, these differences could result in significant fluctuations in our reported net income. Following the change of presentation currency to the euro effective as of December 31, 2017 as explained below, we closed a significant portion of our euro/US$ forward contracts during 2017 and during 2018.

Until December 31, 2017, our presentation currency was the U.S. dollar, while the functional currency of us and a majority of our subsidiaries is the euro. This difference exposed our statements of financial position to the effects of presentation currency translation adjustments. In order to manage this foreign exchange exposure we previously executed several forward transactions, of which euro/USD forward positions with an aggregate euro denominated principal of €25 million, with a weighted average rate of approximately 1.18 USD/EUR and expiration dates in November 2021-February 2022 were still in effect as of December 31, 2017. During 2018, we closed additional contracts and as of December 31, 2018 euro/USD forward positions with an aggregate euro denominated principal of €12 million expiring in November 2021 were still in effect. For more information see “Item 5.A: Impact of Inflation and Fluctuation of Currencies.”

In order to manage the currency risk resulting from the Series B Debentures, which are denominated in NIS, we executed currency swap transactions in April 2017. We exchanged Series B Debentures NIS denominated notional principal in the aggregate amount of NIS 83.232 million with a euro notional principal (currency swap transactions). Such currency swap transactions qualify for hedge accounting.

Interest Rate

As noted under “Item 4.B: Business Overview,” we entered into various project finance agreements that are based on EURIBOR rate and therefore we may be affected by adverse movements in interest rates.

In order to manage and limit the interest-rate risk resulting from financing secured or about to be secured from local financing institutions in Italy for our PV operations, we executed the following swap transactions as of December 31, 2018:

A euro 3.75 million interest swap transaction for a period of 15 years, payable semi-annually commencing on June 30, 2012, whereby we are the fixed rate payer (the fixed rate is set at 2.53%).

A euro 7.5 million interest swap transaction with a decreasing notional principal amount based on the amortization table. The interest swap transaction is for a period of 12 years, semi-annually, whereby we are the fixed rate payer (the fixed rate is set at 1.17%). This transaction was terminated in May 2018 along with the early repayment of the hedged loan.

A euro 25 million interest swap transaction commencing on May 2018 with a decreasing notional principal amount based on the amortization table until May 2028, replacing the Euribor 6 month rate with a fixed 6 month rate of 0.71%.

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

	December 31, 2018
	Increase	Decrease
	Equity	Equity
	€ thousands
Change in the exchange rate of:
5% in the USD	169	(169)
5% in NIS	(367)	367

	December 31, 2017
	Increase	Decrease
	Equity	Equity
	€ thousands
Change in the exchange rate of:
5% in the USD	761	(761)
5% in NIS	(312)	312

A change in interest rate would have increased (decreased) profit or loss by the amounts shown below:

	December 31,
	2018	2017
	Profit or loss	Profit or loss
	€ in thousands
Increase of 1%	1,012	804
Increase of 3%	2,604	2,473
Decrease of 1%	(581)	(863)
Decrease of 3%	(2,172)	(2,532)

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2018. In making this assessment, our management used the criteria in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission 2013.

Based on this assessment, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2018, our internal control over financial reporting is effective based on those criteria.

(c) Attestation Report of the Registered Public Accounting Firm

Not Applicable.

(d) Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2018 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16: [Reserved]

ITEM 16A: Audit Committee Financial Expert

Mordechai Bignitz has been designated as the Audit Committee financial expert and was also determined to be “independent” under the applicable SEC and NYSE American LLC regulations.

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

	2017	2018
	(euro in thousands)
Audit Fees(1)	168	177
Audit-Related Fees(2)	29	25
Tax Fees(3)	27	39

Total	224	241
______________________
(1)
Professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements or services that are normally provided by the accountants in connection with statutory and regulatory filings or engagements.

(2)	Including professional services related to due diligence investigations.
(3)	Professional services rendered by our independent registered public accounting firm for international and local tax compliance, tax advice services and tax planning.

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

ITEM 16H: Mine Safety Disclosure

Not Applicable.

PART III

ITEM 17: Financial Statements

Not Applicable.

ITEM 18: Financial Statements

Our Financial Statements are included in pages F-1 – F-91 of this report.

The Financial statements of Dorad Energy Ltd. are included in pages FD-1 – FD-48 of this report.

ITEM 19: Exhibits

Number	Description
1.1	Memorandum of Association of the Registrant (translated from Hebrew), reflecting amendments through June 9, 2011*(1)
1.2	Second Amended and Restated Articles of the Registrant, reflecting amendments through June 21, 2018
2.1	Specimen Certificate for ordinary shares(2)
4.1	1998 Share Option Plan for Non-Employee Directors(3)
4.2	2000 Stock Option Plan(1)
4.3	Form of Indemnification Undertaking between the Registrant and its officers and directors, granted until June 21, 2018(1)
4.4	Form of Indemnification Undertaking and Exemption between the Registrant and its officers and directors, granted following June 21, 2018(4)
4.5	Form of Registration Rights Agreement, dated September 12, 2005, among the Registrant, certain investors, Bank Hapoalim, Bank Leumi and Israel Discount Bank(5)
4.6	Management Services Agreement, by and among the Registrant, Kanir Joint Investments (2005) Limited Partnership and Meisaf Blue & White Holdings Ltd., effective as of March 31, 2008(6)
4.7	Giaché Building Right Agreement (summary of Italian version)(7)*
4.8	Massaccesi Building Right Agreement (summary of Italian version)(7)*
4.9	Troia 8 Building Right Agreement (summary of Italian version)(7)*
4.10	Troia 9 Building Right Agreement (summary of Italian version)(7)*
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

4.13	Acquafresca Building Right Agreement (summary of Italian version)(2)*
4.14	D’Angella Building Right Agreement (summary of Italian version)(2)*
4.15	Rinconada II Building Right Agreement (summary of Spanish version)(2)*

Number	Description
4.16	Amendment No. 1 to Management Services Agreement, by and among the Registrant, Kanir Joint Investments (2005) Limited Partnership and Meisaf Blue & White Holdings Ltd., dated June 18, 2013(8)
4.17	Soleco Building Right Agreement (summary of Italian version)(8)*
4.18	Tecnoenergy Building Right Agreement (summary of Italian version)(8)*
4.19	Deed of Trust between the Registrant and Hermetic Trust (1975) Ltd., governing the Company’s Series A Debentures, dated December 30, 2013 (translation of Hebrew version)(8)*
4.20	Rodríguez I Lease Agreements (summary of Spanish version)(3)*
4.21	Rodríguez II Lease Agreements (summary of Spanish version)(3)*
4.22	Fuente Librilla Lease Agreement (summary of Spanish version)(3)*
4.23	Updated Directors and Officers Compensation Policy, adopted July 5, 2016(9)
4.24	Deed of Trust between the Registrant and Hermetic Trust (1975) Ltd., governing the Company’s Series B Debentures, dated March 1, 2017 (translation of Hebrew version)*(10)
4.25	Talmei Yosef Lease Agreement (summary of Hebrew version)*(9)
8	List of Subsidiaries of the Registrant
12.1	Certification of Principal Executive Officer required by Rule 13a-14(a) and Rule 15d-14(a) (Section 302 Certification)
12.2	Certification of Principal Financial Officer required by Rule 13a-14(a) and Rule 15d-14(a) (Section 302 Certification)
13	Certification of Principal Executive Officer and Principal Financial Officer required by Rule 13a-14(b) and Rule 15d-14(b) (Section 906 Certification)
15.1	Consent of Somekh Chaikin, Member Firm of KPMG International, Independent Registered Public Accounting Firm with respect to our financial statements
15.2	Consent of Somekh Chaikin, Member Firm of KPMG International, Independent Registered Public Accounting Firm with respect to the financial statements of Dorad Energy Ltd.
101.INS**	XBRL Instance Document
101.SCH**	XBRL Taxonomy Extension Schema Document
101.CAL**	XBRL Taxonomy Calculation Linkbase Document
101.DEF**	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB**	XBRL Taxonomy Label Linkbase Document
101.PRE**	XBRL Taxonomy Presentation Linkbase Document
_____________________________________

*	The original language version is on file with the Registrant and is available upon request.
**
Pursuant to Rule 406T of Regulation S-T, these interactive data files are deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, are deemed not filed for the purposes of Section 18 of the Securities and Exchange Act of 1934, as amended, and otherwise are not subject to liability under those sections.

(1)	Previously filed with the Registrant’s Form 20-F for the year ended December 31, 2012 and incorporated by reference herein.
(2)	Previously filed with the Registrant’s Form 20-F for the year ended December 31, 2011 and incorporated by reference herein.
(3)	Previously filed with the Registrant’s Form 20-F for the year ended December 31, 2014 and incorporated by reference herein.
(4)	Included in the Registrant’s Form 6-K dated May 17, 2018 and incorporated by reference herein.
(5)	Included in the Registrant’s Form 6-K dated October 14, 2005 and incorporated by reference herein.
(6)	Included in the Registrant’s Form 6-K dated December 1, 2008 and incorporated by reference herein.
(7)	Previously filed with the Registrant’s Form 20-F for the year ended December 31, 2010 and incorporated by reference herein.
(8)	Previously filed with the Registrant’s Form 20-F for the year ended December 31, 2013 and incorporated by reference herein.
(9)	Previously filed with the Registrant’s Form 20-F for the year ended December 31, 2017 and incorporated by reference herein.
(10)	Previously filed with the Registrant’s Form 20-F for the year ended December 31, 2016 and incorporated by reference herein.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Ellomay Capital Ltd.
By:	/s/ Ran Fridrich
Ran Fridrich
Chief Executive Officer and Director

Dated: March 28, 2019

Ellomay Capital Ltd. and its Subsidiaries Consolidated Financial Statements As at December 31, 2018

Ellomay Capital Ltd. and its Subsidiaries

Consolidated Financial Statements as at December 31, 2018

Contents

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
 Ellomay Capital Ltd.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Ellomay Capital Ltd. and subsidiaries (the Company) as of December 31, 2018 and 2017, the related consolidated statements of profit or loss and other comprehensive income (loss), changes in equity and cash flows for each of the years in the three‑year period ended December 31, 2018, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the years in the three‑year period ended December 31, 2018, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.

Convinience translation

The accompanying consolidated financial statements as of and for the year ended Decmber 31, 2018 have been translated into United States dollars (“dollars”) solely for the convenience of the reader. We have audited the translation and, in our opinion, the consolidated financial statements expressed in euro have been translated into dollars on the basis set forth in note 2C of the notes to the consolidated financial statements.

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

Tel-Aviv, Israel
March 28, 2019

Ellomay Capital Ltd. and its Subsidiaries
Consolidated Statements of Financial Position

		December 31,
		2018	2017	2018
	Note	€ in thousands		Convenience Translation into US$ in thousands (Note 2C)
Assets
Current assets:
Cash and cash equivalents	3	36,882	23,962	42,231
Marketable securities	4	2,132	2,162	2,441
Restricted cash and marketable securities	4	4,653	3,265	5,328
Asset from concession project	6D	1,292	1,286	1,479
Financial assets	6B	1,282	1,249	1,468
Trade and other receivables	5	12,623	10,645	14,454
		58,864	42,569	67,401
Non-current assets
Investment in equity accounted investee	6	27,746	27,655	31,770
Advances on account of investments	6B	798	8,825	914
Asset from concession project	6D	25,710	27,725	29,439
Fixed assets	7	87,220	78,837	99,870
Intangible asset	6D	4,882	5,505	5,590
Restricted cash and deposits	4	2,062	3,660	2,361
Deferred tax	19	2,423	1,777	2,774
Long term receivables	5	1,455	1,535	1,666
		152,296	155,519	174,384

Total assets		211,160	198,088	241,785

Liabilities and Equity
Current liabilities
Current maturities of long term loans	9	5,864	3,103	6,714
Debentures	12	8,758	4,644	10,028
Trade payables		2,126	1,349	2,434
Other payables	8	3,103	2,187	3,553
		19,851	11,283	22,729
Non-current liabilities
Finance lease obligations	10	-	3,690	-
Long-term loans	11	60,228	42,091	68,963
Debentures	12	42,585	52,987	48,761
Deferred tax	19	6,219	5,982	7,121
Other long-term liabilities	13	5,320	4,555	6,092
		114,352	109,305	130,937
Total liabilities		134,203	120,588	153,666
Equity
Share capital	16	19,980	19,980	22,878
Share premium		58,344	58,339	66,806
Treasury shares		(1,736)	(1,736)	(1,988)
Reserves		1,169	2,357	1,339
Retained earnings (accumulated deficit)		758	(299)	868
Total equity attributed to shareholders of the Company		78,515	78,641	89,903
Non-Controlling Interest		(1,558)	(1,141)	(1,784)
Total equity		76,957	77,500	88,119
Total liabilities and equity		211,160	198,088	241,785

The accompanying notes are an integral part of the consolidated financial statements.

Ellomay Capital Ltd. and its Subsidiaries
Consolidated Statements of Profit or Loss and Other Comprehensive Income (Loss)

		For the year ended December 31,
		2018	2017	2016	2018
	Note	€ in thousands (except per share data)		Convenience Translation into US$ in thousands (Note 2C)

Revenues	18E	18,117	13,636	11,632	20,745
Operating expenses	18B	(6,342)	(2,549)	(2,082)	(7,262)
Depreciation and amortization expenses	18B	(5,816)	(4,518)	(4,411)	(6,660)
Gross profit		5,959	6,569	5,139	6,823
Project development costs		(2,878)	(2,739)	(2,201)	(3,295)
General and administrative expenses	18C	(3,600)	(2,420)	(2,032)	(4,122)
Share of profits of equity accounted investee	6	2,545	1,531	1,375	2,914
Other income, net	18D	884	18	90	1,012
Operating Profit		2,910	2,959	2,371	3,332
Financing income	18A	2,936	1,333	263	3,362
Financing income (expenses) in connection with derivatives, net	18A	494	(3,156)	636	566
Financing expenses	18A	(5,521)	(7,405)	(3,333)	(6,322)
Financing income (expenses), net		(2,091)	(9,228)	(2,434)	(2,394)
Profit (loss) before taxes on income		819	(6,269)	(63)	938
Taxes on income	19	(215)	(372)	(569)	(246)
Profit (loss) for the year		604	(6,641)	(632)	692
Profit (loss) attributable to:
Owners of the Company		1,057	(6,115)	(209)	1,211
Non-controlling interests		(453)	(526)	(423)	(519)
Profit (loss) for the year		604	(6,641)	(632)	692
Other comprehensive income (loss) items
That after initial recognition in comprehensive income (loss) were or will be transferred to profit or loss:
Foreign currency translation differences for foreign operations		(787)	(359)	692	(901)

Effective portion of change in fair value of cash flow hedges		(1,008)	(1,244)	-	(1,154)
Net change in fair value of cash flow hedges transferred to profit or loss		643	1,382	-	736
Total other comprehensive income (loss)		(1,152)	(221)	692	(1,319)
Total comprehensive income (loss) for the year		(548)	(6,862)	60	(627)

Earnings (loss) per share
Basic earnings (loss) per share	20	0.10	(0.57)	(0.02)	0.11
Diluted earnings (loss) per share		0.10	(0.57)	(0.02)	0.11

* Please refer to Note 2C for functional and presentation currency.

The accompanying notes are an integral part of the consolidated financial statements.

Ellomay Capital Ltd. and its Subsidiaries
Consolidated Statements of Changes in Equity

								Non- controlling	Total
		Attributable to shareholders of the Company						Interests	Equity

					Translation reserve from foreign operations
	Share capital	Share premium	Retained earnings (accumulated deficit)	Treasury shares		Hedging Reserve
							Total
	€ in thousands
Balance as at
January 1, 2018	19,980	58,339	(299)	(1,736)	2,219	138	78,641	(1,141)	77,500
Profit for the year	-	-	1,057	-	-	-	1,057	(453)	604
Other comprehensive loss for the year	-	-	-	-	(823)	(365)	(1,188)	36	(1,152)
Total comprehensive loss for the year	-	-	1,057	-	(823)	(365)	(131)	(417)	(548)
Transactions with owners of the Company, recognized directly in equity:
Share-based payments	-	5	-	-	-	-	5	-	5
Balance as at December 31, 2018
	19,980	58,344	758	(1,736)	1,396	(227)	78,515	(1,558)	76,957

Balance as at January 1, 2017	19,980	58,334	5,816	(1,722)	2,664	-	85,072	(701)	84,371
Loss for the year	-	-	(6,115)	-	-	-	(6,115)	(526)	(6,641)
Other comprehensive loss for the year	-	-	-	-	(445)	138	(307)	86	(221)
Total comprehensive loss for the year	-	-	(6,115)	-	(445)	138	(6,422)	(440)	(6,862)
Transactions with owners of the Company, recognized directly in equity:
Own shares acquired	-	-	-	(14)	-	-	(14)	-	(14)
Share-based payments	-	5	-	-	-	-	5	-	5
Balance as at
December 31, 2017	19,980	58,339	(299)	(1,736)	2,219	138	78,641	(1,141)	77,500

Balance as at January 1, 2016*	19,980	58,331	8,148	(1,711)	1,938	-	86,686	(244)	86,442
Loss for the year	-	-	(209)	-	-	-	(209)	(423)	(632)
Other comprehensive loss for the year	-	-	-	-	726	-	726	(34)	692
Total comprehensive loss for the year	-	-	(209)	-	726	-	517	(457)	60
Transactions with owners of the Company, recognized directly in equity:
Dividends to owners	-	-	(2,123)	-	-	-	(2,123)	-	(2,123)
Own shares acquired	-	-	-	(11)	-	-	(11)	-	(11)
Share-based payments	-	3	-	-	-	-	3	-	3
Balance as at
December 31, 2016	19,980	58,334	5,816	(1,722)	2,664	-	85,072	(701)	84,371

* Please refer to note 2C for functional and presentation currency.

Ellomay Capital Ltd. and its Subsidiaries

Consolidated Statements of Changes in Equity

								Non- controlling	Total
		Attributable to shareholders of the Company						Interests	Equity

					Translation reserve from foreign operations
	Share capital	Share premium	Retained earnings (accumulated deficit)	Treasury shares		Hedging Reserve
							Total
US$ in thousands
Convenience translation into US$ (Note 2C)
Balance as at
January 1, 2018	22,878	66,800	(343)	(1,988)	2,541	158	90,046	(1,306)	88,740
Profit for the year			1,211				1,211	(519)	692
Other comprehensive loss for the year	-	-	-	-	(942)	(418)	(1,360)	41	(1,319)
Total comprehensive loss for the year	-	-	1,211	-	(942)	(418)	(149)	(478)	(627)
Transactions with owners of the Company, recognized directly in equity:
Share-based payments	-	6	-	-	-	-	6	-	6
Balance as at
December 31, 2018	22,878	66,806	868	(1,988)	1,599	(260)	89,903	(1,784)	88,119

The accompanying notes are an integral part of the consolidated financial statements.

Ellomay Capital Ltd. and its Subsidiaries

Consolidated Statements of Cash Flows

	For the year ended December 31
	2018	2017	*2016	2018
	€ in thousands			Convenience Translation into US$ in thousands (Note 2C)
Cash flows from operating activities

Profit (loss) for the year	604	(6,641)	(632)	692

Adjustments for:

Net Financing expenses	2,091	9,228	2,434	2,394
Depreciation and amortization	5,816	4,518	4,411	6,660
Share-based payment transactions	5	5	3	6
Share of profits of equity accounted investees	(2,545)	(1,531)	(1,375)	(2,914)
Payment of interest on loan from an equity accounted investee	3,036	407	4,646	3,476
Change in trade receivables and other receivables	(17)	2,012	(1,771)	(19)
Change in other assets	37	126	(1,087)	42
Change in asset from concessions project	1,431	(84)	-	1,639
Change in accrued severance pay, net	15	2	(16)	17
Change in trade payables	633	(258)	802	725
Change in other payables	(1,565)	(2,655)	2,148	(1,792)
Income tax expense	215	372	569	246

Income taxes paid	(77)	(42)	(54)	(88)
Interest received	1,835	505	224	2,101
Interest paid	(4,924)	(3,659)	(2,985)	(5,638)
	5,986	8,946	7,949	6,855

Net cash from operating activities	6,590	2,305	7,317	7,547

*Please refer to note 2C for functional and presentation currency.

The accompanying notes are an integral part of the consolidated financial statements.

Ellomay Capital Ltd. and its Subsidiaries
Consolidated Statements of Cash Flows

	For the year ended December 31,
	2018	2017	*2016	2018
	€ in thousands			Convenience Translation into US$ in thousands (Note 2C)
Cash flows from investing activities:

Acquisition of fixed assets	(3,708)	(7,576)	(5,122)	(4,246)
Acquisition of subsidiary, net of cash acquired (see Note 6C and Note 6D)	(1,000)	(9,851)	-	(1,145)
Investment in equity accounted investee	-	-	(812)	-
Advances on account of investments	-	(8,000)	(710)	-
Repayment of loan from an equity accounted investee	1,540	-	2,388	1,763
Acquisition of marketable securities	-	(6,677)	(923)	-
Proceeds from marketable securities	3,316	1,277	5,814	3,797
Proceeds from settlement of derivatives, net	664	620	-	760
Decrease (increase) in restricted cash, net	(3,107)	3,225	(56)	(3,558)
Loans to others	(3,500)	(361)	-	(4,008)

Net cash from (used in) investing activities	(5,795)	(27,343)	579	(6,637)

Cash flows from financing activities:

Dividends paid	-	-	(2,123)	-
Repayment of long-term loans and finance lease obligations	(17,819)	(2,224)	(1,089)	(20,403)
Repayment of Debentures	(4,668)	(4,842)	(4,954)	(5,345)
Repurchase of own shares	-	(14)	(11)	-
Proceeds from long term loans	34,745	5,575	5,726	39,784
Proceeds from issuance of debentures, net	-	31,175	-	-
Net cash from (used in) financing activities	12,258	29,670	(2,451)	14,036

Effect of exchange rate fluctuations on cash and
cash equivalents	(133)	(3,156)	(153)	(152)

Increase in cash and cash equivalents	12,920	1,476	5,292	14,794
Cash and cash equivalents at the beginning of year	23,962	22,486	17,194	27,437

Cash and cash equivalents at the end of the year	36,882	23,962	22,486	42,231

* Please refer to note 2C for functional and presentation currency.

The accompanying notes are an integral part of the consolidated financial statements.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2018

Note 1 – General

A.
Ellomay Capital Ltd. (hereinafter - the "Company"), is an Israeli Company operating in the business of renewable energy and power generator and developer of renewable energy and power projects in Europe and Israel. The Company owns seventeen photovoltaic plants (each, a “PV Plant” and, together, the “PV Plants”) that are connected to their respective national grids and operating as follows: (i) twelve photovoltaic plants in Italy with an aggregate installed capacity of approximately 22.6 MWp, (ii) four photovoltaic plants in Spain with an aggregate installed capacity of approximately 7.9 MWp and (iii) one photovoltaic plant in Israel with an aggregate installed capacity of approximately 9 MWp. In addition, the Company indirectly owns 9.375% of Dorad Energy Ltd. (hereinafter - “Dorad”), 75% of Chashgal Elyon Ltd., Agira Sheuva Electra, L.P. and Ellomay Pumped Storage (2014) Ltd., all of which are involved in a project to construct a 156 MW pumped storage hydro power plant in the Manara Cliff, Israel, wholly owns Talasol Solar S.L.U which is promoting the construction of a photovoltaic plant with a peak capacity of 300 MW in the municipality of Talaván, Cáceres, Spain and 51% of Groen Gas Goor B.V. and of Groen Gas Oude-Tonge B.V., project companies operating anaerobic digestion plants with a green gas production capacity of approximately 375 Nm3/h, in Goor, the Netherlands and 475 Nm3/h, in Oude Tonge, the Netherlands, respectively.

The ordinary shares of the Company are listed on the NYSE American and on the Tel Aviv Stock Exchange (under the symbol “ELLO”). The address of the Company’s registered office is 9 Rothschild Blvd., Tel Aviv, Israel.

B.	Definitions:

In these financial statements:

Consolidated companies/subsidiaries – Companies, including partnerships, the financial statements of which are fully consolidated, directly or indirectly, with the financial statements of the Company.

Investee companies – Subsidiaries and companies, including a partnership, the Company's investment in which is stated, directly or indirectly, on the equity basis.

Related party - Within its meaning in IAS 24 (2009), "Related Party Disclosures".

Unless otherwise noted, all references to “€,” “euro” or “EUR” are to the legal currency of the European Union, all references to “USD,”  “US dollar,” “dollars” and “$” are to United States dollars, and all references to "NIS" are to New Israeli Shekels.

Note 2 – Significant Accounting Policies

A.            Basis of preparation of the financial statements

1.
The consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board. The operating cycle of the Company is one year.

The consolidated financial statements were authorized for issue on March 28, 2019 by the Company’s Board of Directors.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2018

Note 2 – Significant Accounting Policies (cont’d)

A.            Basis of preparation of the financial statements (cont'd)

2.             Consistent accounting policies

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements.

3.             Basis of measurement - The consolidated financial statements have been prepared on the historical cost basis, except for the following:

(i)	Investment in investee accounted for using the equity method;
(ii)	Marketable securities;
(iii)	Deferred tax assets and liabilities;
(iv)	Financial instruments measured at fair value through other comprehensive income;
(v)	Derivative financial instruments and other receivables measured at fair value through profit or loss; and
(vi)	Provisions.

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

Assessment of probability of contingent liabilities:
Whether it is more likely than not that an outflow of economic resources will be required in respect of legal claims pending against the Company and its investees. See Note 14 regarding commitments and contingent liabilities

Business combination:
Fair value of assets and liabilities acquired in a business combination. See Note 6 regarding subsidiaries.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2018

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

Foreign currency differences arising on translation are generally recognized in profit or loss, except for the following differences which are recognized in other comprehensive income, arising on the translation of:

-	A financial liability designated as a hedge of the net investment in a foreign operation to the extent that the hedge is effective;
-               Qualifying cash flow hedges to the extent the hedge is effective.

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

Generally, foreign currency differences from a monetary item receivable from or payable to a foreign operation, including foreign operations that are subsidiaries, are recognized in profit or loss in the consolidated financial statements. Foreign exchange gains and losses arising from a monetary item receivable from or payable to a foreign operation, the settlement of which is neither planned nor likely in the foreseeable future, are considered to form part of a net investment in a foreign operation and are recognized in other comprehensive income, and are presented within equity as part of the translation reserve.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2018

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

Furthermore, the change reduced the impact of the volatility of the euro/USD exchange rate on the Company’s operating results. The consolidated financial statements for all prior years presented have been translated into euro. Assets and liabilities have been translated using period end exchange rates, equity transactions have been translated using the exchange rate in effect on the date of the specific transaction or the average exchange rate during the respective period, and revenues, expenses, gains, losses, and cash flow amounts have been translated into the presentation currency using the average exchange rate during the respective period.  For the convenience of the reader, the reported euro figures as of December 31, 2018 and for the year then ended, are presented in dollars, translated at the representative rate of exchange as of December 31, 2018 (euro 0.873 = US$ 1.00). The dollar amounts presented in these financial statements should not be construed as representing amounts that are receivable or payable in dollars or convertible into dollars, unless otherwise indicated.

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

Notes to the Consolidated Financial Statements as at December 31, 2018

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

Notes to the Consolidated Financial Statements as at December 31, 2018

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

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2018

Note 2 - Significant Accounting Policies (cont’d)

E.             Fixed assets (cont’d)

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

F.             Financial instruments

Non-derivative Financial assets – policy applicable as from January 1, 2018

The Company's financial assets include cash and cash equivalents, marketable securities, restricted cash, trade receivables, loan to an equity accounted investee, service concession receivables and other receivables.

Initial recognition and measurement of financial assets
The Company initially recognizes loans, receivables and deposits on the date that they are created. All other financial assets, including assets designated at fair value through profit or loss, are recognized initially on the trade date at which the Company becomes a party to the contractual provisions of the instrument. A financial asset is initially measured at fair value plus transaction costs that are directly attributable to the acquisition or issuance of the financial asset. A trade receivable without a significant financing component is initially measured at the transaction price.

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

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2018

Note 2 - Significant Accounting Policies (cont’d)

F.             Financial instruments (cont’d)

Non-derivative Financial assets – policy applicable as from January 1, 2018 (cont’d)

Classification of financial assets into categories and the accounting treatment of each category
Financial assets are classified at initial recognition to one of the following measurement categories: amortized cost; fair value through other comprehensive income – investments in debt instruments; fair value through other comprehensive income – investments in equity instruments; or fair value through profit or loss.

Financial assets are not reclassified in subsequent periods unless, and only if, the Company changes its business model for the management of financial debt assets, in which case the affected financial debt assets are reclassified at the beginning of the period following the change in the business model.

A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated at fair value through profit or loss:
-	It is held within a business model whose objective is to hold assets so as to collect contractual cash flows; and
-	The contractual terms of the financial asset give rise to cash flows representing solely payments of principal and interest on the principal amount outstanding on specified dates.

A debt instrument is measured at fair value through other comprehensive income if it meets both of the following conditions and is not designated at fair value through profit or loss:
-	It is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and
-	The contractual terms of the debt instrument give rise to cash flows representing solely payments of principal and interest on the principal amount outstanding on specified dates.

All financial assets not classified as measured at amortized cost or fair value through other comprehensive income as described above, as well as financial assets designated at fair value through profit or loss, are measured at fair value through profit or loss.

Assessment whether cash flows are solely payments of principal and interest
For the purpose of assessing whether the cash flows are solely payments of principal and interest, ‘principal’ is defined as the fair value of the financial asset on initial recognition. ‘Interest’ is defined as consideration for the time value of money, for the credit risk associated with the principal amount outstanding during a particular period of time and for other basic lending risks and costs, as well as a profit margin.

In assessing whether the contractual cash flows are solely payments of principal and interest, the Company considers the contractual terms of the instrument. This includes assessing whether the financial asset contains a contractual term that could change the timing or amount of contractual cash flows such that it would not meet this condition. In making this assessment, the Company considers:

-               Contingent events that would change the timing or amount of the cash flows;
-               Terms that may change the stated interest rate, including variable interest;
-               Extension or prepayment features; and
-	Terms that limit the Company's claim to cash flows from specified assets (for example a non-recourse financial asset).

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2018

Note 2 - Significant Accounting Policies (cont’d)

F.             Financial instruments (cont’d)

Non-derivative Financial assets – policy applicable as from January 1, 2018 (cont’d)

Assessment whether cash flows are solely payments of principal and interest (cont’d)
A prepayment feature is consistent with the solely payments of principal and interest criterion if the prepayment amount substantially represents unpaid amounts of principal and interest on the principal amount outstanding, which may include reasonable compensation, received or paid, for early termination of the contract. Additionally, for a financial asset acquired at a significant premium or discount compared to its contractual stated value, a feature that permits or requires prepayment at an amount that substantially represents the contractual stated value plus accrued (but unpaid) interest (which may also include reasonable additional compensation, received or paid, for early termination), is treated as consistent with this criterion if the fair value of the prepayment feature is insignificant at initial recognition.

Subsequent measurement and gains and losses
Financial assets at fair value through profit or loss
These assets are subsequently measured at fair value. Net gains and losses, including any interest income or dividend income, are recognized in profit or loss (other than certain derivatives designated as hedging instruments).

Financial assets at amortized cost
These assets are subsequently measured at amortized cost using the effective interest method. The amortized cost is reduced by impairment losses. Interest income, foreign exchange gains and losses and impairment are recognized in profit or loss. Any gain or loss on derecognition is recognized in profit or loss.

Non-derivative financial assets – policy applicable before January 1, 2018

Initial recognition and measurement of financial assets
The Company initially recognizes loans and receivables and deposits on the date that they are created. All other financial assets acquired in a regular way purchase, including assets designated at fair value through profit or loss, are recognized initially on the trade date at which the Company becomes a party to the contractual provisions of the instrument, meaning on the date the Company undertook to purchase or sell the asset.

Non-derivative financial instruments comprise investments in equity and debt securities, trade and other receivables, including service concession receivables and cash and cash equivalents.

Derecognition of financial assets
Financial assets are derecognized when the contractual rights of the Company to the cash flows from the asset expire, or the Company transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred.

When the Company retains substantially all of the risks and rewards of ownership of the financial asset, it continues to recognize the financial asset.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2018

Note 2 - Significant Accounting Policies (cont’d)

F.            Financial instruments (cont’d)

Non-derivative financial assets – policy applicable before January 1, 2018 (cont’d)

Classification of financial assets into categories and the accounting treatment of each category
The Company classifies its financial assets according to the following categories:

Held-to-maturity investments
If the Company has the positive intent and ability to hold debt securities to maturity, then such debt securities are classified as held-to-maturity. Held-to-maturity investments are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition held-to-maturity investments are measured at amortized cost using the effective interest method, less any impairment losses. Held-to-maturity financial assets include debentures.

Financial assets at fair value through profit or loss
A financial asset is classified at fair value through profit or loss if it is classified as held for trading or is designated as such upon initial recognition. Financial assets are designated at fair value through profit or loss if the Company manages such investments and makes purchase and sale decisions based on their fair value in accordance with the Group’s documented risk management or investment strategy, providing that the designation is intended to prevent an accounting mismatch, or the asset is a combined instrument including an embedded derivative.

Financial assets at fair value through profit or loss (cont'd)
Attributable transaction costs are recognized in profit or loss as incurred. Financial assets at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss.

Financial assets designated at fair value through profit or loss also include equity investments that otherwise would have been classified as available for sale.

Financial assets classified as held-for-trading comprise securities that are held to support the Company’s short-term liquidity needs.

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

Loans and receivables comprise cash and cash equivalents, trade and other receivables, investments in non-marketable debentures and service concession receivables.

Cash and cash equivalents include cash balances available for immediate use and call deposits. Cash equivalents include short-term highly liquid investments (with original maturities of three months or less) that are readily convertible into known amounts of cash and are exposed to insignificant risks of change in value. Bank overdrafts that are repayable on demand and form an integral part of the Group’s cash management are included as a component of cash and cash equivalents for the purpose of the statement of cash flows.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2018

Note 2 - Significant Accounting Policies (cont’d)

F.            Financial instruments (cont’d)

Non-derivative financial assets – policy applicable before January 1, 2018 (cont’d)

Available-for-sale financial assets
Available-for-sale financial assets are non-derivative financial assets that are designated as available-for-sale or that are not classified in any of the previous categories. The Group’s investments in equity securities and certain debt securities are classified as available-for-sale financial assets. Available-for-sale financial assets are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, they are measured at fair value and changes therein, other than impairment losses, foreign currency differences and the accrual of effective interest on available-for-sale debt instruments, are recognized directly in other comprehensive income and presented within equity in a reserve for financial assets classified as available-for-sale. A dividend received in respect of available-for-sale financial assets is recognized in profit or loss on the date the entity’s right to receive the dividend is established. When an investment is derecognized, the cumulative gain or loss in the reserve for available-for-sale financial assets is transferred to profit or loss.

Non-derivative financial liabilities

The Company's financial liabilities include loans and borrowings, trade payables, other payables, finance lease obligations, debentures, long-term loans and other long-term liabilities.

Initial recognition of financial liabilities
The Company initially recognizes debt securities issued on the date that they originated. All other financial liabilities are recognized initially on the trade date at which the Company becomes a party to the contractual provisions of the instrument.

Subsequent measurement of financial liabilities
Financial liabilities (other than financial liabilities at fair value through profit or loss) are recognized initially at fair value less any directly attributable transaction costs. Subsequent to initial recognition these financial liabilities are measured at amortized cost using the effective interest method. Financial liabilities are designated at fair value through profit or loss if the Company manages such liabilities and their performance is assessed based on their fair value in accordance with the Company’s documented risk management strategy, providing that the designation is intended to prevent an accounting mismatch, or the liability is a combined instrument including an embedded derivative.

Transaction costs directly attributable to an expected issuance of an instrument that will be classified as a financial liability are recognized as an asset in the framework of deferred expenses in the statement of financial position. These transaction costs are deducted from the financial liability upon its initial recognition, or are amortized as financing expenses in the statement of income when the issuance is no longer expected to occur.

Derecognition of financial liabilities
Financial liabilities are derecognized when the obligation of the Company, as specified in the agreement, expires or when it is discharged or cancelled.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2018

Note 2 - Significant Accounting Policies (cont’d)

F.            Financial instruments (cont’d)

Non-derivative financial liabilities (cont’d)

Offset of financial instruments
Financial assets and liabilities are offset and the net amount presented in the statement of financial position when, and only when, the Company currently has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

Derivative financial instruments, including hedge accounting

The Company holds both derivative financial instruments to hedge its foreign currency and interest rate risk exposures and derivatives that do not serve hedging purposes.

Hedge accounting
The Company designates certain derivatives as hedging instruments in order to hedge changes in cash flows that relate to highly probable forecasted transactions and which derive from changes in foreign currency exchange rates and changes in the flow and interest on variable-rate loans. The Company continue to apply IAS 39 for the hedge accounting.

At the inception of the hedging relationship the Company documents its risk management objective and its hedging strategy. The Company also documents the economic relationship between the hedged item and the hedging instrument, including whether the changes in cash flows of the hedged item and the hedging instrument are expected to offset each other.

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

Measurement of derivative financial instruments
Derivatives are recognized initially at fair value; attributable transaction costs are recognized in profit or loss as incurred. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are accounted for as described below.

Cash flow hedges
When a derivative instrument is designated as a cash flow hedge, the effective portion of the changes in fair value of the derivative is recognized in other comprehensive income, directly within a hedging reserve. The effective portion of changes in fair value of a derivative, recognized in other comprehensive income, is limited to the cumulative change in fair value of the hedged item (based on present value), from inception of the hedge. The change in fair value in respect of the ineffective portion is recognized immediately in profit or loss.

If the result of a forecasted transaction is recognition of a non-financial asset, the amounts that were accumulated in the hedging reserve and the cost of hedging reserve are included in the initial cost of the non-financial item upon its recognition. For all other hedged forecasted transactions, the amounts accumulated in the hedging reserve and cost of hedging reserve are reclassified to profit or loss in the same period, or periods, in which the hedged forecasted future cash flows affect profit or loss.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2018

Note 2 - Significant Accounting Policies (cont’d)

F.            Financial instruments (cont’d)

Derivative financial instruments, including hedge accounting (cont’d)

Cash flow hedges (cont’d)
If the hedge no longer qualifies as an accounting hedge, or the hedging instrument is sold, expires, is terminated or exercised, hedge accounting is discontinued on a prospective basis. When hedge accounting is discontinued, the amounts accumulated in the past in the hedging reserve and cost of hedging reserve remain in the reserve, until such time as they are included in the initial cost of the non-financial item (for hedged transactions whose result is a non-financial item), or until such time as they are reclassified to profit or loss in the period, or periods, in which the hedged forecasted future cash flows affect profit or loss (for other cash flows hedges).

If the hedged future cash flows are no longer expected to occur, the amounts accumulated in the past in the hedging reserve and cost of hedging reserve are immediately reclassified to profit or loss.

Economic hedges
Hedge accounting is not applied to derivative instruments that economically hedge financial assets and liabilities denominated in foreign currencies. Changes in the fair value of such derivatives are recognized in profit or loss under financing income or expenses.

CPI-linked assets and liabilities that are not measured at fair value

The value of CPI-linked financial assets and liabilities, which are not measured at fair value, is re-measured every period in accordance with the actual increase/decrease in the CPI.

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

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2018

Note 2 - Significant Accounting Policies (cont’d)

G.            Impairment

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

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2018

Note 2 - Significant Accounting Policies (cont’d)

H.            Share-based payment transactions

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

I.             Employee benefits

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

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2018

Note 2 - Significant Accounting Policies (cont’d)

J.             Leases

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

Determining whether an arrangement contains a lease

At inception or upon reassessment of an arrangement, the Company determines whether such an arrangement is or contains a lease. An arrangement is a lease or contains a lease if the following two criteria are met:

-              The fulfillment of the arrangement is dependent on the use of a specific asset or assets; and
-              The arrangement contains rights to use the asset.

K.            Revenue recognition

The Company recognizes revenue when the customer obtains control over the promised goods or services. The revenue is measured according to the amount of the consideration to which the Company expects to be entitled in exchange for the goods or services promised to the customer, other than amounts collected for third parties.

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

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2018

Note 2 - Significant Accounting Policies (cont’d)

L.            Income tax

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

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes, except for a limited number of exceptions:

-              The initial recognition of goodwill,
-	The initial recognition of assets and liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss,
-
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

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2018

Note 2 - Significant Accounting Policies (cont’d)

M.           Earnings (loss) per share

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

N.            Financing income and expenses

Financing income comprises interest income on bank deposits and marketable securities, gains on changes in the fair value of financial assets at fair value through profit or loss, gains on hedging instruments that are recognized in profit or loss and exchange rate differences. Interest income is recognized as it accrues. Changes in the fair value of financial assets at fair value through profit or loss also include income from dividends and interest.

Financing expenses comprise bank charges, interest expenses on borrowings and debentures, changes in the fair value of financial assets at fair value through profit or loss, losses on hedging instruments that are recognized in profit or loss, and exchange rate differences.

Borrowing costs, which are not capitalized to qualifying assets, are recognized in profit or loss using the effective interest method. Foreign currency gains and losses on financial assets and financial liabilities are reported on a net basis as either financing income or financing expenses depending on whether foreign currency movements are in a net gain or net loss position.

O.           Provisions

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

P.            Service concession arrangements

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

As from January 1, 2018, The Company's right to receive consideration for the construction services, constitutes a contract asset until the end of the construction period.

In projects accounted for using the financial asset model, when at the end of the construction period there is an unconditional right (other than that of the passing of time) to receive consideration for the construction services, the contract asset is classified to receivables (financial asset) according to the carrying amount of the contract asset. When at the end of the construction period the right to receive consideration for the construction services is conditional on other than the passing of time (such as current operation of the facility), the contract asset is not reclassified until the right to receive consideration is unconditional, which for certain projects means classification as a contract asset until actual receipt of the consideration.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2018

Note 2 - Significant Accounting Policies (cont’d)

Q.           Initial application of new standards, amendments to standards and interpretations

(1)          IFRS 9 (2014), Financial Instruments

As from January 1, 2018 the Company applies IFRS 9 (2014), Financial Instruments (in this section: “the Standard” or “IFRS 9”), which replaces IAS 39, Financial Instruments: Recognition and Measurement (in this section “IAS 39”). Furthermore, as from that date the Company applies the amendment to IFRS 9, Financial Instruments: Prepayment Features with “Negative Compensation”. Additionally, following the application of IFRS 9, the Company has adopted consequential amendments to IFRS 7, Financial Instruments: Disclosures, and to IAS 1, Presentation of Financial Statements.

Classification and measurement of financial assets and financial liabilities

IFRS 9 contains three principal classification categories for financial assets: measured at amortized cost, fair value through profit or loss and fair value through other comprehensive income. The classification of financial assets under IFRS 9 is generally based on the business model in which a financial asset is managed and its contractual cash flow characteristics. IFRS 9 eliminates the previous IAS 39 categories of held to maturity, loans and receivables and available for sale.

IFRS 9 largely retains the existing requirements in IAS 39 for the classification and measurement of financial liabilities.

For further information on how the Company classifies and measures financial instruments and accounts for related gains and losses under IFRS 9, see Note 21.

The table hereunder presents the original measurement categories according to IAS 39 and the new measurement categories according to IFRS 9 with respect to the financial assets and financial liabilities of the Company as at January 1, 2018, and the effects of the transition to IFRS 9 on the opening balances of reserves and retained earnings and other components of equity.

	Original	New	Carrying	Carrying
	classification	classification	amount	amount
	according to	according to	according to	according to
	IAS 39	IFRS 9	IAS 39	IFRS 9
			€ thousands	€ thousands
Financial assets
Loans granted to associates	Loans and receivables	Fair value through profit or loss	11,653	11,902
Reserves and retained earnings
Retained earnings	-	-	-	341

The implementation of the Standard did not have a material effect on the financial assets and liabilities except what is shown in the table, therefore the balance of retained earnings (accumulated deficit) as of January 1, 2018 was not presented.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2018

Note 2 - Significant Accounting Policies (cont’d)

Q.	Initial application of new standards, amendments to standards and interpretations (cont’d)

(1)           IFRS 9 (2014), Financial Instruments (Cont’d)

Classification and measurement of financial assets and financial liabilities (cont’d)

The Company has loans to associates that essentially form part of the net investment in the associate. These loans do not have definite repayment dates and they will be repaid only after the other debts of the associate are repaid. Such loans are in the scope of the Standard and were classified on the basis of the contractual cash flow characteristics of the financial asset. Therefore, such loans are measured at fair value through profit or loss as their contractual cash flow characteristics do not include solely payments of principal and interest. Interest income on such loans is included as part of the Company’s share of profits of equity accounted investee, and exchange rate differences and reevaluation are recorded through financing income (expenses).

Hedge accounting

The Company chose as its accounting policy to continue to apply the hedge accounting requirements of IAS 39 instead of the requirements of IFRS 9. The Company applies that policy to all of its hedging relationships. See Note 21.

(2)           IFRS 15, Revenue from Contracts with Customers

As from January 1, 2018, the Company applies International Financial Reporting Standard 15 (hereinafter in this section “the Standard”), which provides guidance on revenue recognition. The Standard establishes two approaches to revenue recognition: at a point in time or over time. The Standard introduces a five-step model for analyzing transactions in order to determine the timing of the recognition and the amount of revenue. In addition, the Standard provides new and broader disclosure requirements than those existing today. The Company elected to apply the Standard using the cumulative effect approach.

The implementation of the Standard did not have a material effect on the financial statements, therefore the balance of retained earnings (accumulated deficit) as of January 1, 2018 was not adjusted.

According to the Standard, the Company recognizes revenue when the customer obtains control over the promised goods or services. The revenue is measured according to the amount of the consideration to which the Company expects to be entitled in exchange for the goods or services promised to the customer, other than amounts collected for third parties.

Contract asset and contract liability
A contract asset is recognized when the Company has a right to consideration for goods or services it transferred to the customer that is conditional on other than the passing of time, such as future performance of the Company. Contract assets are classified as receivables when the rights in their respect become unconditional.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2018

Note 2 - Significant Accounting Policies (cont’d)

Q.	Initial application of new standards, amendments to standards and interpretations (cont’d)

(2)           IFRS 15, Revenue from Contracts with Customers (Cont’d)

Contract asset and contract liability (cont’d)
A contract liability is recognized when the Company has an obligation to transfer goods or services to the customer for which it received consideration (or the consideration is payable) from the customer.

In the project accounted for using the financial asset model under IFRIC 12, at the end of the construction period the right to receive consideration for the construction services is conditional on other than the passing of time (such as current operation of the facility). Accordingly, the contract asset is not reclassified to receivables (financial asset) until the right to receive consideration is unconditional.

R.            Standards issued but not yet effective

(1).          IFRS 16, Leases (hereinafter in this section: “IFRS 16” or “the Standard”)

The Standard replaces IAS 17, Leases and its related interpretations. The Standard's instructions annul the existing requirement from lessees to classify leases as operating or finance leases. Instead, for lessees, the Standard presents a unified model for the accounting treatment of all leases according to which the lessee has to recognize a right-of-use asset and a lease liability in its financial statements. Nonetheless, IFRS 16 includes two exceptions to the general model whereby a lessee may elect to not apply the requirements for recognizing a right-of-use asset and a liability with respect to short-term leases of up to one year and/or leases where the underlying asset has a low value.

In addition, IFRS 16 permits the lessee to apply the definition of the term lease according to one of the following two alternatives consistently for all leases: retrospective application for all the lease agreements, which means reassessing the existence of a lease for each separate contract, or alternatively, application of a practical expedient that permits continuing with the assessment made regarding existence of a lease based on the guidance in IAS 17, Leases, and IFRIC 4, Determining whether an Arrangement contains a Lease, with respect to leases entered into before the date of initial application. Furthermore, the Standard determines new and expanded disclosure requirements from those required at present.

IFRS 16 is applicable for annual periods as of January 1, 2019.

IFRS 16 includes various alternative transitional provisions, so that companies can choose between one of the following alternatives at initial application consistently for all leases: full retrospective application or recognizing a cumulative effect, which means application (with the possibility of certain practical expedients) as from the mandatory effective date with an adjustment to the balance of retained earnings at that date.

The Company plans to adopt IFRS 16 as from January 1, 2019 using the cumulative effect method, with an adjustment to the balance of retained earnings as at January 1, 2019.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2018

Note 2 - Significant Accounting Policies (cont’d)

R.           Standards issued but not yet effective (cont’d)

(1).          IFRS 16, Leases (hereinafter in this section: “IFRS 16” or “the Standard”) (cont’d)

Method of application and expected effects

Expedients:

Expedients available for the Company of essentially similar assets -
Not applying the requirement to recognize a right-of-use asset and a lease liability in respect of short-term leases of up to one year.

Expedients for each separate lease
(1)	Relying on a previous assessment of whether an arrangement contains a lease in accordance with current guidance with respect to agreements that exist at the date of initial application.
(2)           Applying a single discount rate to a portfolio of leases with reasonably similar characteristics.

Expected effects:

-
The Company plans to elect to apply the transitional provision of recognizing a lease liability at the date of initial application, for all the leases that award it control over the use of identified assets for a specified period of time, and except for when the Company has elected to apply the standard’s expedients as aforesaid, according to the present value of the future lease payments discounted at the incremental borrowing rate of the lessee at that date, and concurrently recognizing a right-of-use asset at the same amount of the liability, adjusted for any prepaid or accrued lease payments that were recognized as an asset or liability before the date of initial application. Therefore, application of the standard is not expected to have an effect on the balance of retained earnings at the date of initial application. These changes are expected to result in an increase of €4,148 thousand in the balance of right-of-use assets at the date of initial application and an increase of €4,148 thousand in the balance of the lease liability at the date of initial application. Accordingly, depreciation and amortization expenses will be recognized in subsequent periods in respect of the right-of-use asset, and the need for recognizing impairment of the right-of-use asset will be examined in accordance with IAS 36. Furthermore, financing expenses will be recognized in respect of the lease liability.

Therefore, as from the date of initial application and in subsequent periods, depreciation expenses and financing expenses will be recognized instead of lease expenses relating to assets leased under an operating lease, which were presented as part of the general and administrative expenses item in the income statement.

In addition, the nominal discount rates used for measuring the lease liability are in the range of 2.56% to 4.57%. This range is affected by differences in the length of the lease term, differences between the various groups of assets and so forth.

-
The Company expects a change in principal financial ratios such as: an increase in the leverage ratio, a decrease in the interest coverage ratio and a decrease in the current ratio. The Company does not expect that its ability to satisfy financial covenants applicable to it will be affected by these changes in financial ratios.

The information mentioned above, constitutes an estimate of the Company based on the existing lease agreements and understanding the requirements of the standard at this stage.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2018

Note 2 - Significant Accounting Policies (cont’d)

R.            Standards issued but not yet effective (cont’d)

                (2).          IFRIC 23, Uncertainty Over Income Tax Treatments (hereinafter – “IFRIC 23”)

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

                (3).          Amendment to IFRS 3, Business Combinations

The Amendment clarifies whether a transaction to acquire an operation is the acquisition of a "business" or an asset. For the purpose of this examination, the Amendment added an optional concentration test so that if substantially all of the fair value of the acquired assets is concentrated in a single identifiable asset or a group of similar identifiable assets, the acquisition will be of an asset. In addition, the minimum requirements for definition as a business have been clarified, such as for example the requirement that the acquired processes be substantive so that in order for it to be a business, the operation shall include at least one input element and one substantive process, which together significantly contribute to the ability to create outputs. Furthermore, the Amendment narrows the reference to the outputs element required in order to meet the definition of a business and added examples illustrating the aforesaid examination.

The Amendment is effective for transactions to acquire an asset or business for which the acquisition date is in annual periods beginning on or after January 1, 2020, with earlier application being permitted.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2018

Note 3 - Cash and Cash Equivalents

	December 31
	2018	2017
	€ in thousands
Cash	35,984	11,729
On Call deposits (*)	898	12,233
	36,882	23,962

(*)	The annual interest rate for deposits as of December 31, 2018 is 2.3% (1.5% as of December 31, 2017).

The Company’s exposure to credit and currency risks is disclosed in Note 21.

Note 4 - Restricted Cash, Deposits and Marketable Securities

	December 31
	2018	2017
	€ in thousands
Marketable securities (1)	2,132	2,162
Short-term restricted cash (2)	4,653	15
Restricted marketable securities (3)	-	3,250
Long-term restricted non-interest bearing bank deposits (4)	408	1,458
Restricted cash, long-term bank deposits (5)	1,654	2,202
Long-term restricted cash and deposits	2,062	3,660

(1)
During 2017 and 2018, the Company invested in a traded Corporate Bond (rated Baa3 by Moody's) with a coupon rate of 3.389% and a maturity date of December 30, 2018. During 2017, the Company invested in a traded Corporate Bond (rated Baa3 by Moody's) with a coupon rate of 4.435% and a maturity date of December 30, 2020 and in 5.8% WACHOVIA Fixed Interest Float.

(2)	Current accounts and bank deposits securing short term obligations. Bank deposits securing the Company's forward contracts. The annual interest rate as of December 31, 2018 was 0.58%.
(3)	Marketable securities securing the Company's Forward contracts.
(4)
Deposits used to secure obligations towards the Israeli Electricity Authority for the license for the pumped-storage project in the Manara Cliff in Israel and to secure obligations under loan agreements (see Note 11).

(5)	Bank deposits used to secure obligations under loan agreements (see Note 11).

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2018

Note 5 - Trade and Other Receivables and Assets

	December 31
	2018	2017
	€ in thousands
Current Assets - Other receivables:
Government authorities	2,706	2,306
Income receivable	3,830	3,436
Interest receivable	6	153
Current tax	195	48
Current Maturities of loan to an equity accounted investee	415	3,165
Trade receivable	156	407
Forward contracts (1)	529	580
Loan to others (2)	3,500	-
Prepaid expenses and other	1,286	550
	12,623	10,645
Non-current Assets - Long term receivables:
Advance tax payment	996	1,078
Forward contracts	-	12
Annual rent deposits	27	30
Other	432	415
	1,455	1,535

(1)
The Company closed euro/USD forward contracts with an accumulated profit of approximately €529 thousand (approximately $606 thousand) that are expected to be received between January and March 2019 (depending on the relevant dates of the forward positions).

(2)
In November 2018, Talasol Solar S.L.U, which is promoting the construction of a photovoltaic plant with a peak capacity of 300 MW, provided an amount of €3,500 thousand to METKA EGN Limited, the EPC contractor, for the purpose of securing or executing main supply contracts for the execution of the EPC agreement with Metka. This amount will be repaid either out of the first payment to Metka under the EPC agreement or ten days after the deadline to provide a notice to proceed under the EPC agreement in the event such notice is not granted. We received a bank guarantee from Metka for the prepayment amount.

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

Notes to the Consolidated Financial Statements as at December 31, 2018

Note 6 - Investee Companies and other investments (cont'd)

A.	Equity accounted investees (cont'd)

U. Dori Energy Infrastructures Ltd. (“Dori Energy”) (cont’d)–

In May 2016, the Company exercised an option to acquire additional share capital of Dori Energy. Following the exercise of this option, the Company’s holdings in Dori Energy increased from 49% to 50% and the Company’s indirect ownership of Dorad increased from 9.1875% to 9.375%. The aggregate amount paid by the Company in connection with the exercise of the second option amounted to approximately NIS 2,800 thousand (approximately €657 thousand), including approximately NIS 400 thousand (approximately €93 thousand) required in order to realign the shareholders loans provided to Dori Energy by its shareholders with the new ownership structure. The Company determined the fair value of the acquired assets and liabilities and allocated the consideration to customers’ contracts.

As of December 31, 2018, subordinated shareholder loans granted by the Company to Dori Energy (including amounts extended in connection with the exercise of the first and second options) amount to approximately NIS 39,419 thousand (approximately €9,185 thousand). The shareholder loans are linked to the Israeli CPI and bear an annual interest rate that is 3% higher than the interest Dorad is committed to pay to Dorad's financing consortium during the financial period in respect of the "senior debt" (5.1% as of December 31, 2018 following a decrease of 0.4% that occurred in July 2018 as a result of an increase in Dorad’s rating).

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

During January and November 2018, in connection with the repayment by Dorad of interest and principal on account of shareholders loans in the aggregate amount of approximately NIS 80,000 thousand and NIS 110,000 thousand, respectively (approximately €--19,265 thousand and €26,040 thousand, respectively), the Company received an amount of approximately NIS 6,950 thousand and NIS 10,300 thousand, respectively (approximately €1,670 thousand and €2,440 thousand, respectively). During November 2018, the Company received an additional amount of NIS 2,000 thousand (approximately €466 thousand) as repayment of shareholder loan. The Company recorded current maturities of loan to an equity accounted investee in the amount of approximately NIS 1,780 thousand respectively (approximately €415 thousand).

As of December 31, 2018, Dorad provided, through its shareholders at their proportionate holdings and as required by the financing agreements executed by Dorad, guarantees in favor of the Israeli Electricity Authority, the Israeli Electric Company and the Israel Natural Gas Lines Ltd. Total performance guarantees provided by Dorad amounted to approximately NIS 173,000 thousand (approximately €40,311 thousand). The Company's indirect share of guarantees provided on behalf of Dorad through its shareholders is approximately NIS 16,200 thousand (approximately €3,780 thousand).

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2018

Note 6 - Investee Companies and other investments (cont'd)

A.	Equity accounted investees (cont'd)

U. Dori Energy Infrastructures Ltd. (“Dori Energy”) (cont’d)–

On December 19, 2016, the Israeli Electricity Authority published a summary decision regarding “Electricity Rates for Customers of IEC in 2016” which in accordance the average production component was reduced by approximately 0.5% as from January 1, 2017 and remained in effect to the end of 2017. On January 15, 2018, the electricity rate has been changed. According to the decision the average production component increased by approximately 6% from January 15, 2018 and remained in effect to the end of 2018. On December 24, 2018, the Israeli Electricity Authority published its decision to increase the 2019 electricity rate by approximately 3%, subject to reducing the excise tax on coal.

The investment in Dori Energy is accounted for under the equity method.

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

Notes to the Consolidated Financial Statements as at December 31, 2018

Note 6 - Investee Companies and other investments (cont'd)

A.	Equity accounted investees (cont'd)

U. Dori Energy Infrastructures Ltd. (“Dori Energy”) (cont’d)–

Petition to Approve a Derivative Claim filed by Dori Energy (cont’d)

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

In April 2017, the arbitrator rejected the majority of the defendants’ motions that were filed in March 2017. In April 2017, the Defendants filed their statements of defense. Within the said statements of defense, Zorlu attached a third party notice against Dorad, Dori Energy and the Luzon Group, in the framework of which it repeated the claims on which its defense statement was based and claimed, among other claims, that if the plaintiffs’ claim against Zorlu was accepted  and would negate Zorlu’s right receive compensation and profit from its agreement with Dorad and therefore Zorlu should be compensated in the amount of approximately NIS 906.4 million (approximately €218 million). Similarly, also within their statement of defense, Edelcom, Mr. Edelsburg and Edeltech (together, the “Edelsburg Group”) filed a third party notice against Dori Energy claiming for breaches by Dori Energy of the duty to act in good faith in contract negotiations and that any amount ruled will constitute unlawful enrichment.

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

In December 2017, Zorlu filed a request in connection with the Dori Energy statement of claim to the extent it is directed at board members serving on behalf of Zorlu and in January 2018 the arbitrator provided its ruling that the legal validity of the actions or inactions of board members of Dorad will be attributed to the entities that are shareholders of Dorad on whose behalf the relevant board member acted and the legal determinations, if any, will be directed only towards the shareholders of Dorad.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2018

Note 6 - Investee Companies and other investments (cont'd)

A.	Equity accounted investees (cont'd)

U. Dori Energy Infrastructures Ltd. (“Dori Energy”) (cont’d)–

Petition to Approve a Derivative Claim filed by Dori Energy (cont’d)

During January 2018, Mr. Edelsburg, Edelcom and Zorlu filed their statement of defense in connection with the claim filed by EAIS and also filed third party notices against EAIS, Dori Energy and the Luzon Group claiming that EAIS and the Luzon Group enriched themselves at Dorad’s account without providing disclosure to the other shareholders and requesting that, should the position of Dori Energy and EAIS be accepted in the main proceeding, the arbitrator, among other things, obligate EAIS to refund to Doard all of the rent paid to date and determine that Dorad is not required to pay any rent in the future or determine that the rent fees be reduced to their market value and refund Dorad the excess amounts paid by it to EAIS, to determine that the board members that represent EAIS and Dori Energy breached their fiduciary duties towards Dorad and obligate EAIS and Dori Energy to pay the amount of $140 million (approximately €123 million), plus interest in the amount of $43 million (approximately €38 million), which is the amount Zorlu received for the sale of its rights under the Dorad EPC agreement, and to rule that in connection with the engineering and construction works performed by the Luzon Group, the Luzon Group and Dori Energy are required to refund to Dorad or compensate the defendants in an amount of $24 million (approximately €21 million), plus interest and linkage and, alternatively, to determine that Mr. Edelsburg, Edelcom and Zorlu are entitled to indemnification from the third parties for the entire amount they will be required to pay.

In March 2018, Zorlu and Edelcom submitted requests to remove the arbitrator from her position. In April 2018 the other parties to the arbitration filed their responses (objections) to the said requests and responses were also submitted thereafter by Zorlu and Edelcom. In June 2018, the arbitrator rejected the requests for her removal from office.

In July 2018, an arbitration meeting was held, in which the parties agreed to postpone the dates set for the arbitration process, and among other things, the dates for evidentiary hearings were set for March and April 2019. In addition, in July 2018, Edelcom and Zorlu submitted opening motions to the Tel Aviv District Court for the removal of the arbitrator from her position. In October 2018 a hearing was held in the Tel Aviv District Court and the court ruled to reject the opening motions and ordered that the parties should resume the arbitration proceedings.The parties are in the process of appointing a new arbitrator.

In November 2018, Edelcom and Zorlu submitted requests to the Israeli Supreme Court for permission to file an appeal on the Tel Aviv District Court’s ruling. The requests in connection with the removal of the arbitrator from her position also relate to the other proceedings held before the arbitrator as set forth below. In November 2018, Zorlu submitted an agreed-upon request for approval of a procedural arrangement in connection with meeting dates and discovery process.

In January 2019, Dori Energy, EAIS and Dori Energy’s representative on the Dorad board of directors filed their response to the request for permission to file an appeal submitted by Edelcom and Zorlu to the Israeli Supreme Court. On January 30, 2019, the arbitrator ruled to cancel the evidentiary hearings scheduled for March and April 2019 and determined that the parties are to immediately schedule new hearing dates.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2018

Note 6 - Investee Companies and other investments (cont'd)

A.	Equity accounted investees (cont'd)

U. Dori Energy Infrastructures Ltd. (“Dori Energy”) (cont’d)–

Petition to Approve a Derivative Claim filed by Dori Energy (cont’d)

Following requests submitted by Zorlu and the Edelsburg Group in connection with discovery on behalf of Dori Energy and EAIS, on January 23, 2019 the parties filed a notice of an agreed-upon process in the matter pursuant to which Dori Energy and EAIS will submit updated discovery on January 24, 2019.

In February 2019, the Edelsburg Group submitted a request to delete sections of EAIS’ response and EAIS and Dori Energy submitted a request to remove redactions from discovery. On February 12, 2019, the Israeli Supreme Court ruled by a majority ruling that the appeal submitted should be accepted by removing the arbitrator from her position and determined that the respondents in the proceedings will pay expenses to Zorlu in the amount of NIS 10,000 (approximately €2,430). In accordance with the arbitration agreement, in the event the arbitrator cannot fulfil her position, the parties are to appoint a replacement arbitrator within 14 days or otherwise request that a court appoint an arbitrator.

The said motions to remove of the arbitrator from her position also relate to the additional proceedings further described below held in front of the same arbitrator.

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

Petition to Approve a Derivative Claim filed by Edelcom

On July 25, 2016, Edelcom Ltd., which holds 18.75% of Dorad (“Edelcom”), filed a petition for approval of a derivative action on behalf of Dorad (the “Edelcom Petition”) against Ellomay Energy, Luzon Group, Dori Energy and Dorad following a letter delivered to Dorad on February 25, 2016. The Edelcom Petition refers to an entrepreneurship agreement that was signed on November 25, 2010 between Dorad and the Luzon Group, pursuant to which the Luzon Group received payment in the amount of approximately NIS 49.4 million (approximately €11.9 million) in consideration for management and entrepreneurship services. Pursuant to this agreement, the Dori Group undertook to continue holding, directly or indirectly, at least 10% of Dorad’s share capital for a period of 12 months from the date the Dorad Power Plant is handed over to Dorad by the construction contractor. The Edelcom Petition claims that as a consequence of the management rights and the options to acquire additional shares of Dori Energy granted to the Company pursuant to the Dori Investment Agreement, the holdings of the Dori Group in Dorad have fallen below 10% upon execution of the Dori Investment Agreement. The Edelcom Petition therefore claims that Dori Group breached its commitment according to entrepreneurship agreement and requests that a derivative action be approved to recover an amount of NIS 49.4 million, plus linkage and interest from the defendants.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2018

Note 6 - Investee Companies and other investments (cont'd)

A.	Equity accounted investees (cont'd)

U. Dori Energy Infrastructures Ltd. (“Dori Energy”) (cont’d)–

Petition to Approve a Derivative Claim filed by Edelcom (cont’d)

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

Notes to the Consolidated Financial Statements as at December 31, 2018

Note 6 - Investee Companies and other investments (cont'd)

A.	Equity accounted investees (cont'd)

U. Dori Energy Infrastructures Ltd. (“Dori Energy”) (cont’d)–

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

Notes to the Consolidated Financial Statements as at December 31, 2018

Note 6 - Investee Companies and other investments (cont'd)

A.	Equity accounted investees (cont'd)

U. Dori Energy Infrastructures Ltd. (“Dori Energy”) (cont’d)–

Opening Motion filed by Edelcom (cont’d)

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

In February 2018, following the filing by the various parties of their claims and responses, a hearing was held in the Israeli Supreme Court and Edelcom withdrew the appeal and it was dismissed. In February 2018, a pledge was registered on the Luzon Group’s rights in, and shares of, Dori Energy for the benefit of the Luzon Group’s series H debentures.

Composition of the investments

	December 31
	2018	2017
	€ in thousands

Investment in shares	19,641	18,515
Long-term loans	8,774	9,860
Deferred interest	(669)	(720)
	27,746	27,655
Current Maturities of the long-term loans	415	3,165
	28,161	30,820

                               Changes in investments

	2018	2017
Changes in equity and loans:	€ in thousands
Balance as at January 1	30,820	30,509
Repayment of long term loans	(4,576)	(407)
Interest on long term loans	1,079	1,104
Deferred interest	52	54
Elimination of interest on loan from related party	(1,130)	(1,158)
The Company’s share of income	2,545	1,531
Foreign currency translation adjustments	(629)	(813)
Balance as at December 31	28,161	30,820

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2018

Note 6 - Investee Companies and other investments (cont'd)

A.	Equity accounted investees (cont'd)

   Summary financial data for investees, not adjusted for the percentage ownership held by the Company

(a)	Summary information on financial position

								Equity
	Rate of	Current	Non-current	Total	Current	Non- current	Total	attributable to the owners of the	Company’s	Surplus Costs and	Other	Carrying Amount of
	ownership	Assets	assets	assets	liabilities	liabilities	liabilities	Company	share	goodwill	Adjustments	investment
	%	€ in thousands
2018
Dori Energy	50	1,154	49,629	50,783	(204)	(18,005)	(18,209)	32,574	16,287	3,376	(22)	19,641

2017
Dori Energy	50	8,013	47,959	55,972	(51)	(26,006)	(26,057)	29,915	14,958	3,925	(367)	18,515

(b)	Summary information on operating results

	Rate of ownership as of December	Income for the year	Company’s share	Elimination of interest on loan from related party	Other Adjustments	Company’s share of income of investee
	%	€ in thousands
2018

Dori Energy	50	3,668	1,834	1,130	(419)	2,545
2017

Dori Energy	50	1,751	876	1,158	(503)	1,531

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2018

Note 6 - Investee Companies and other investments (cont’d)

B.	Pumped Storage Projects

Loan to PSP Gilboa and Related Receivables

On July 17, 2013, the Company entered into a loan agreement with A.R.Z. Electricity Ltd. ("A.R.Z. Electricity") that owns, among its other holdings, 24% of the pumped storage project in the Gilboa, Israel ("PSP Gilboa") pursuant to which an amount of approximately NIS 770 thousand (€164 thousand) was loaned to A.R.Z. Electricity. In November 2013 in connection with the sale of A.R.Z. Electricity's holdings in PSP to third parties, the Company and A.R.Z. Electricity reached an agreement according to which the Company is entitled to the repayment of the amount loaned including accrued interest and linkage, amounting to approximately NIS 1,000 thousand (€200 thousand) and may be entitled to additional compensation in the aggregate amount of NIS 6,700 thousand (approximately €1,400 thousand), which will be linked to the Israeli CPI and will be paid in 2 installments of approximately NIS 1,200 thousand (approximately €250 thousand) upon financial closing of PSP Gilboa and NIS 5,500 thousand (approximately €1,160 thousand) upon receipt of permanent licenses for generation of power and the approval of the technical advisor appointed by the financial institutions who have financed PSP Gilboa to the transfer from set up phase to operational phase. The Company received the first installment of approximately NIS 1,200 thousand (approximately €260 thousand) in July 2014 and believes it will also be entitled to receive the second installment. As at December 31, 2018, the Company estimated the fair value of the second installment to be paid at approximately NIS 5,500 thousand (approximately €1,282 thousand) using a discounted cash flow model. The revaluation of such financial asset has been recognized as Other Income in consolidated statements of profit and loss.

Pumped-storage project in the Manara Cliff in Israel (“Manara PSP”)-

On November 3, 2014, Ellomay Manara (2014) Ltd., the Company’s indirectly wholly-owned subsidiary ("Ellomay Manara”), consummated the acquisition of 75% of the rights in Agira Sheuva Electra, L.P. (the “Partnership“), as well as 75% of the holdings in Chashgal Elyon Ltd., which is the general partner in the Partnership (the “GP”), from Electra Ltd. (“Electra”), Ortam Sahar Engineering Ltd. and the Galilee Development Cooperative Ltd., an Israeli cooperative (“Ortam”). The remaining 25% of the holdings in the Partnership and in the GP are held by Sheva Mizrakot Ltd., an Israeli private company (“Sheva Mizrakot”). The Company and Ellomay Manara did not pay any consideration upon the acquisition, and undertook to pay certain consideration upon the fulfillment of certain conditions precedent. On the same date, Ellomay Manara acquired Ortam’s holdings (50%) in the engineering, procurement and construction contractor of the aforementioned project (the “EPC”) and immediately transferred such holdings to a subsidiary of Electra, which, following such transfer, now holds 100% of the EPC. According to the various agreements executed in connection with the Manara PSP, the Company and Ellomay Manara are jointly and severallyliable to all the monetary obligations under these agreements.

As of December 31, 2018, the Company  paid an amount of approximately NIS 3,400 thousand (approximately €798 thousand) on account of the consideration upon the acquisition and may be required, if certain conditions and milestones are met (which conditions and milestones have not currently been met), to pay certain parties additional amounts, which in the aggregate are not expected to exceed an amount of NIS 39,800 thousands (approximately €9,300 thousand).

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2018

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

Notes to the Consolidated Financial Statements as at December 31, 2018

Note 6 - Investee Companies and other investments (cont’d)

B.	Pumped Storage Projects (cont’d)

On December 27, 2017, Kochav PS filed a statement of claim against Ellomay PS with the Tel Aviv – Jaffa Magistrate Court claiming damages allegedly caused due to delays in connection with the Second Petition. Kochav PS claims damages in an aggregate amount of approximately NIS 4.2 million (approximately €1.02 million). Kochav Hayarden claims damages in an aggregate amount of approximately NIS 4,238 thousand (approximately €1,020 thousand). On March 18, 2018 the Court ordered Kochav PS to submit a Letter of Commitment. In April 2018 Ellomay PS submitted a statement of defense and in August 2018 Kochav PS submitted a plea. In addition, the parties reached an arrangement whereby the NIS 2 million guarantee will be returned to Ellomay PS and the shareholders of Ellomay PS provided a commitement to pay Kochav PS any amount ordered by the Court to be paid by Ellomay PS up to an amount of NIS 1,900 thousand (approximately €443 thousand). Since the claim is in its early stages, at this point it is not possible to assess its chances.

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

Composition of Advances on account of investments

	December 31
	2018	2017
	€ in thousands
On account of the Manara PSP	798	825
On account of the Talasol Project	-	8,000
	798	8,825

Composition of short-term and long-term financial assets

	December 31
	2018	2017
	€ in thousands
Income receivable in connection with the A.R.Z. Electricity PSP	1,282	1,249
	1,282	1,249

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2018

Note 6 - Investee Companies and other investments (cont’d)

C.            Subsidiaries

1.	Waste-to-energy (“WtE”) Projects in the Netherlands

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

In the event additional entities will invest in an Approved Project, their holdings will not dilute Ellomay Luxembourg's 51% share without the Company's prior approval, and in any case, Ellomay Luxembourg and Ludan will maintain the majority stake in each of the project companies. See Note 23.

Groen Goor Anaerobic Digestion Project- Pursuant to the Ludan Agreement, the Company, through Ellomay Luxemburg, entered in July 2016 - November 2016 into loan agreements with Ludan whereby the Company provided loans in the aggregate amount (including accrued interest) of approximately €2,115 thousand, as of December 31, 2018, to Ludan (“the Ludan Loans”), for purposes of the acquisition of the rights in Groen Gas Goor B.V. (“Groen Goor”), a project company developing an anaerobic digestion plant, with a green gas production capacity of approximately 375 Nm3/h, in Goor, the Netherlands (“the Goor Project”) and the land on which the Goor Project will be constructed.

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

The Groen Goor facility commenced operations on November 2017.

Groen Gas Oude-Tonge Anaerobic Digestion Project- The Company, through Ellomay Luxemburg, entered in April 2017 - June 2017 into loan agreements with  Groen Gas Oude-Tonge B.V. (“Groen Gas Oude-Tonge”) whereby the Company provided shareholder loans to Groen Gas Oude Tonge in the aggregate amount (including accrued interest) of approximately €1,836 thousand, as of December 31, 2018, for purposes of developing an anaerobic digestion plant, with a green gas production capacity of approximately 475 Nm3/h, in Oude-Tonge, the Netherlands (“the Oude-Tonge Project”) and the acquisition of the land on which the Oude-Tonge Project will be constructed. Ellomay Luxemburg was issued shares representing a 51% interest in Groen Gas Oude Tonge.

During April 2017, Oude-Tonge, entered into an EPC agreement with Ludan.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2018

Note 6 - Investee Companies and other investments (cont’d)

C.            Subsidiaries – (cont’d)

1.	Waste-to-energy (“WtE”) Projects in the Netherlands

Groen Gas Oude-Tonge Anaerobic Digestion Project- (cont’d) In April 2018, Oude-Tonge drew the second facility in the amount of €1,700 thousand provided under the financing agreement with Coöperatieve Rabobank U.A.

The second facility has two tranches: (i) one with principal amounts of €1,540 thousand with a fixed annual interest rate of 2.9% for the first five years, for a period of 12.25 years and (ii) one with principal amounts of €160 thousand with a fixed annual interest rate of 3.4% for the first five years, for a period of 12.25 years, repayable in equal monthly installments commencing three months following the connection of the Project to the grid that occurred in June 2018.

The Oude-Tonge facility commenced operations in June 2018.

2.	New project in Spain

In April 2017, the Company, through one of its subsidiaries, entered into a share purchase agreement (the “SPA”), pursuant to which it purchased the entire share capital of a Spanish company, Talasol Solar S.L.U (“Talasol”), which is promoting the construction of a photovoltaic plant with a peak capacity of 300 MW in the municipality of Talaván, Cáceres, Spain (the “Project”). The SPA provides that the purchase price for Talasol's shares is €10 million, to be paid following the occurrence of customary conditions subsequent. An amount of  €8 million out of such purchase proce was deposited in escrow during May 2017. In October 2018, Ellomay Luxemburg paid €1 million as a down-payment based on an understanding reached with the sellers of the Talasol shares and in January 2019, following the fulfilment or waiver of the conditions subsequent, an additional amount of €7 million was paid to the sellers, thus releaseing the €8 million escrow deposited in May 2017 back to Ellomay Luxemburg. The remaining amount of €2 million was deposited in January 2019 in a trust account held in escrow to the sellers of the Talasol shares upon the earliest of three years following the execution of the SPA or the issuance of the commissioning certificate of the Talasol Project.

In June 2018, the Company’s Spanish subsidiary, Talasol, entered into an engineering, procurement & construction agreement (the "EPC Agreement") with METKA EGN Limited ("METKA EGN").

The EPC Agreement provides a fixed and lump-sum amount of €192.5 million for the complete execution and performance of the works defined in the EPC Agreement. The works include the engineering, procurement and construction of the Talasol Project and the ancillary facilities for injecting power into the grid, including a 400 kV step-up substation, the high voltage interconnection line to the point of connection to the grid and performance of two years of O&M services. METKA EGN is expected to complete the works under the EPC Agreement within a period of 16 months from the commencement date. The EPC Agreement further provides that in the event the Talasol Project does not reach financial closing within 14 months, both parties can terminate the EPC Agreement. The EPC Agreement includes additional standard provisions, including with respect to liquidated damages in connection with delays and performance, performance guarantees, suspension and termination.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2018

Note 6 - Investee Companies and other investments (cont’d)

C.	Subsidiaries - (cont’d)

2.	New project in Spain (cont’d)
In June 2018, Talasol executed a financial power swap in respect of approximately 80% of the output of the Talasol Project for a period of 10 years (the "PPA").The power produced by the Talasol Project is expected to be sold by Talasol in the open market for the then current market power price and the PPA is expected to hedge the risks associated with fluctuating electricity market prices by allowing Talasol to secure a certain level of income for the power production included under the PPA. The hedge transaction becomes effective on Talasol requesting that the counter party will fix the fixed price pursuant to the price adjustment mechanism. Talasol has the right to do this at any time following the execution of the PPA and no later than March 31, 2019.

In July 2018, Talasol executed a pre-hedge transaction with Goldman Sachs International in connection with the prospective project financing for the construction of a photovoltaic plant. The pre-hedge transaction is a fixed for floating interest rate swap intended to lock-in cursrent market floating rates. The hedge transaction is contingent up on the financial closing of the Talasol Project.

In December 2018, Talasol entered into a set of agreements governing the procurement of financing in the aggregate amount of approximately €177 million (the "Project Finance"). The Project Finance consists of several facilities from Deutsche Bank AG and from the European Investment Bank ("EIB") under the Investment Plan for Europe known as the Juncker Plan. The consummation of the Project Finance is subject to the occurrence of certain events and circumstances, including the fulfilment of the conditions to closing, that are not entirely within the control of the Company or Talasol. There can be no assurance as to whether or when the conditions to closing will be satisfied.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2018

Note 6 - Investee Companies and other investments (cont’d)

D.            Subsidiaries – Israeli Service Concession project

In June 2017, the Company executed an agreement (the “Talmei Yosef Agreement”) to acquire 100% of the equity of an Israeli company ("Talmei Yosef") that owns (through its subsidiaries) a photovoltaic site with fixed technology and a nominal capacity of approximately 9 MWp in Talmei Yosef, Israel (the “Talmei Yosef Project”) from Solegreen Ltd. (TASE: SLGN). The Talmei Yosef Agreement provides that the Company will acquire 100% of the equity of the Israeli company, subject to certain conditions precedent, in consideration for an aggregate amount of NIS 39,000 thousand (approximately €9,476 thousand), subject to certain adjustments, after which the aggregate consideration amounted to approximately NIS 48,625 thousand (approximately €11,815 thousand). The Talmei Yosef Project is primarily financed by an Israeli consortium led by Israel Discount Bank. Such conditions precedent were met on October 18, 2017.

The Company performed an analysis of the fair value of identifiable assets acquired and liabilities assumed by applying a discounted cash-flow method.

Identifiable assets acquired and liabilities assumed (based on amounts as described hereunder):

Acquisition date
€ in thousands

Asset from concessions project	28,927
Intangible asset	5,505
Restricted cash	1,795
Long-term loan	(21,370)
Working Capital, net (excluding cash and cash equivalents)	(119)
Deferred tax	(4,887)
Total net identifiable assets	9,851

The aggregate cash flows derived for the Company as a result of the acquisition:

€ in thousands
Cash and cash equivalents paid	11,815
Less - cash and cash equivalents of the subsidiary	(1,964)
9,851

(*)The fair value of the income receivable in connection with concession project was calculated according to the cash flows expected to be received from the Israeli Electricity Authority for a period of 16 years, discounted at a weighted interest rate of 5.9% reflecting the credit risk of the debtor.

Talmei Yosef entered into a service concession agreement with the Israeli Electricity Authority (“IEC”) for the construction of a PV plant in Talmei Yosef. The construction of the PV plant was completed and the PV plant was connected to the grid in November 2013. Under the terms of the agreement with the IEC, Talmei Yosef will operate the PV plant for a period of 20 years as from November 15, 2013. The IEC provides the Company a guaranteed tariff for the electricity produced of NIS 0.9631 per KWp linked to the CPI as of October 2011. The service concession agreement does not contain a renewal option.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2018

Note 6 - Investee Companies and other investments (cont’d)

E.	Subsidiaries – Regulatory updates

Spain

On October, 5, 2018, the Spanish Royal Decree Law 15/2018 (“RDL 15/2018”) of urgent measures for energy transition and consumer protection was adopted. RDL 15/2018 includes, among others, the following:

1.
It introduces three principles in the activity of self-consumption: (i) the right to self-consume electricity without charges; (ii) the right to shared self-consumption by one or more consumers to take advantage of economies of scale; and (iii) administrative and technical simplification.

2.	Any consumer – whether or not a direct consumer of the market – may acquire energy through bilateral contracting with a producer.

3.
Regarding access and connection permits: (i) the validity of the access and connection permissions granted prior to the entry into force of Law 24/2013 is extended and the aforementioned permits will expire if they have not obtained the authorization of exploitation, on the later of: (a) before March 31, 2020, or (b) five years from the obtaining of the right of access and connection; (ii) the guarantees to be placed for the access and connection permits are increased from €10/kW to €40/kW; (iii) with regards to the actions carried out in the transport or distribution networks by the owners of the access and connection permits which must be developed by the grid operator or distributor, the promoter must advance 10% of the total investment value to be undertaken within a period not exceeding 12 months. Once the aforementioned amount has been paid and the administrative authorization for the generation facility has been obtained, its holder shall, within four months, enter into an Assignment Contract with the transportation grid operator or distributor, otherwise, the validity of the access and connection permits will expire.

4.	RDL 15/2018 suspends for 6 months (the last 3 months of 2018 and the 3 first months of 2019) the tax on the value of electricity production.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2018

Note 7 - Fixed assets

			Office
	Photovoltaic	Biogas	furniture and	Leasehold
	Plants	installations	equipment	Improvements	Total
	€ in thousands
Cost
Balance as at January 1, 2017	87,921	5,081	117	52	93,171
Additions	1	10,076	4	-	10,081
Balance as at December 31, 2017	87,922	15,157	121	52	103,252

Balance as at January 1, 2018	87,922	15,157	121	52	103,252
Additions	*10,367	3,499	17	-	13,883
Balance as at December 31, 2018	98,289	18,656	138	52	117,135

Depreciation
Balance as at January 1, 2017	19,758	-	87	52	19,897
Depreciation for the year	4,396	111	11	-	4,518
Balance as at December 31, 2017	24,154	111	98	52	24,415

Balance as at January 1, 2018	24,154	111	98	52	24,415
Depreciation for the year	4,396	1,081	23	-	5,500
Balance as at December 31, 2018	28,550	1,192	121	52	29,915

Carrying amounts
As at January 1, 2017	68,163	5,081	30	-	73,274
As at December 31, 2017	63,768	15,046	23	-	78,837
As at December 31, 2018	69,739	17,464	17	-	87,220

*See note 6C

Investment in Photovoltaic Plants

Since March 4, 2010, the Company acquired seventeen photovoltaic plants located in Italy, Spain and Israel (see Note 6D). In addition, the Company’s subsidiary, Talasol, is promoting the Talasol Project (see Note 6C 2).

In connection with the Company's PV Plants and the Talasol Project, the Company recorded as of December 31, 2018, fixed assets at an aggregate value of approximately €98,289 thousand, in accordance with actual costs incurred. Depreciation with respect to the PV Plants in Italy is calculated using the straight-line method over 20 years commencing from the connection to the national grid that represent the estimated useful lives of the assets. Depreciation with respect to the PV Plants in Spain is calculated using the straight-line method over 25 years starting connection to the national grid that represent the estimated useful lives of the assets. During the year ended December 31, 2018, the Company had recorded depreciation expenses with respect to its PV Plants in Italy and Spain of approximately €4,396 thousand.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2018

Note 7 - Fixed assets (cont’d)

Presented hereunder are data regarding the Company’s investments in photovoltaic plants as at December 31, 2018:

PV Plant Title	Nominal Capacity	Connection to Grid	Cost included in the Book value as at
			December 31, 2018
			€ in thousands
“Troia 8”	995.67 kWp	January 2011	3,502
“Troia 9”	995.67 kWp	January 2011	3,478
“Del Bianco”	734.40 kWp	April 2011	2,096
“Costantini”	734.40 kWp	April 2011	2,115
“Giaché”	730.01 kWp	April 2011	2,767
“Massaccesi”	749.7 kWp	April 2011	2,750
“Galatina”	994.43 kWp	May 2011	4,131
“Pedale	2,993 kWp	May 2011	11,254
“Acquafresca”	947.6 kWp	June 2011	3,165
“D‘Angella”	930.5 kWp	June 2011	3,119
“Soleco”	5,924 kWp	August 2011	15,335
“Technoenergy”	5,900 kWp	August 2011	15,196
“Ellomay Spain – Rinconada II”	2,275 kWp	June 2010	5,509
“Rodríguez I”	1,675 kWp	November 2011	3,662
“Rodríguez II”	2,691 kWp	November 2011	6,631
“Fuente Librilla”	1,248 kWp	June 2011	3,212
"Talasol"	300 MWP	-	10,367

Investment in Biogas Installations
In connection with the Company's Biogas Installations (see Note 6C 1), the Company recorded as of December 31, 2018, fixed assets at an aggregate value of approximately €18,656 thousand, in accordance with actual costs incurred.

Depreciation with respect to the Biogas Installations is calculated using the straight-line method over 12 years commencing from the connection to the national grid that represent the estimated useful lives of the assets. During the year ended December 31, 2018, the Company had recorded depreciation expenses with respect to its Biogas Installations in the Netherlands of approximately €1,081 thousand.

Capitalized borrowing costs
In the reporting period borrowing costs in the amount of €81 thousand were capitalized to qualifying assets.

Note 8 - Other Payables

	December 31
	2018	2017
	€ in thousands
Employees and payroll accruals	111	241
Government authorities	185	227
SWAP and forward related balances	365	121
Accrued expenses	2,316	1,414
Current tax	126	184
	3,103	2,187

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2018

Note 9 - Current maturities of long term loans

Composed as follows:

	Linkage	Interest rate	December 31	December 31
	terms	2017 and 2018	2018	2017
		%	€ in thousands
Current maturities of long term	EURIBOR	1.6-3.5	4,405	1,648
loans (refer to Notes 10 and 11)	Consumer price index in Israel	4.65	1,459	1,455
			5,864	3,103

Note 10 – Finance Lease Obligation

Composed as follows:

	Linkage	Interest rate	December 31	December 31
	Terms	2017 and 2018	2018	2017
		%	€ in thousands
Leasing institution	EURIBOR	3.5	-	4,020
Current maturities			-	330
Leasing institution-long term			-	3,690

1.
On December 31, 2010, two wholly-owned Italian subsidiaries of the Company entered into financial leasing agreements, (the “Leasing Agreements”) in the amount of €3,000 thousand each (€6,000 thousand in total) for the financing of the subsidiaries, with a nominal annual interest rate of 3.43%. The Company is required to make monthly payments in the amount of €20 thousand each, commencing 210 days after issuance, for the duration of the Leasing Agreements (17 years) which are linked to the 3 months EURIBOR. As of December 31, 2011, the first two drawdowns under the Leasing Agreements were received in the aggregate amount of approximately €5 million net of expenses capitalized in the amount of approximately €1.142 million comprised mainly of Cadastral tax and VAT paid in connection with the Leasing Agreements. In March 2012, the final drawdown under the Leasing Agreements was received in the amount of approximately €818.5 thousand.

2.
On May 17, 2018, five of the Company’s Italian subsidiaries (together, hereinafter – the “Subsidiaries”) entered into a €35.9 million project finance Facility Agreement (the “Facility Agreement”). The €35.9 million principal amount is divided into: (i) five term loan facilities, one for each Subsidiary, which are to be used to refinance the existing financing of the subsidiaries including the finance lease obligation and for general purposes of the Subsidiaries, in the aggregate amount of €33.7 million with terms ending in May 2028, and (ii) five revolving facilities, one for each Subsidiary, aimed to cover financial needs for the debt service coverage in case of a liquidity shortfall of the Subsidiaries, in the aggregate amount of €2.2 million with terms ending in November 2027. The Company repaid the entire finance lease obligation under the Leasing Agreements on that date.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2018

Note 11 - Loans

A.	Loans details

Composed as follows:

	Linkage	Interest rate 2018	December 31 2018
	term	%	€ in thousands
Bank loans	EURIBOR	1.6-3	42,545
	Consumer price index in Israel	4.65	18,843
Other long-term loans		2.5-5	4,704
			66,092

	Linkage	Interest rate 2017	December 31 2017
	term	%	€ in thousands
Bank loans	EURIBOR	1.6-3	19,661
	Consumer price index in Israel	4.65	20,820
Other long-term loans		2.5-5	4,383
			44,864

1.
On February 17, 2011, one of the Company's Italian subsidiaries entered into a project finance facilities credit agreement (the “Finance Agreement”) with an Italian bank (Centrobanca – Banca di Credito Finanziario e Mobiliare S.p.A., acquired by UBI in 2013). Pursuant to the Finance Agreement a Senior Loan was provided with respect to the costs of construction of the relevant PV Plants (Del Bianco and Costantini) (up to 80% of the relevant amount), in the amount of €4.1 million, accruing interest at the EURIBOR rate, increased by a margin of 200 basis points per annum, to be repaid in six-monthly installments with a maturity date of December 31, 2027. On November 30, 2011, an amount of approximately €3.8 million was drawn down on account of this Senior Loan. Related expenses capitalized to the loan comprised mainly of related notary fee and bank charges amount to approximately €170 thousand.

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

DSCR (Debt Rate Cover Ratio): equal or greater than 1.25:1;
LLCR (Loan Life Coverage Ratio): equal or greater than 1.25:1; and
Debt/Equity: equal or less than 80:20.
As of December 31, 2018, the financial covenants were met.

2.	On June 29, 2015, the Company entered into a loan agreement with UBI Banca S.c.p.a., in connection with the financing of one of its PV Plants, pursuant to which the Company received financing amounting to approximately €10,271 thousand, net of expenses capitalized in the amount of approximately €409 thousand bearing an interest at the Euribor 6 month rate plus 2.85% per annum. The interest on the loan and the principal are to be repaid semi-annually. The final maturity date of this loan is December 31, 2029. Draw down of the loan occurred in September 2015.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2018

Note 11 - Loans (cont’d)

A.	Loans details (cont’d)

Following the entry into the Facility Agreement as set forth in Note 10, the Company repaid the entire loan.

3.
The Company's 75% owned Israeli subsidiary promoting the Manara PSP, entered into a loan agreement with the owner of the remaining 25% of its outstanding shares, Sheva Mizrakot Ltd. The unpaid balance (principal and interest) of the loan will bear interest at an annual rate in accordance with the interest rate for the purpose of Section 3(j) of the Israeli Income Tax Ordinance in accordance with the provisions of Regulation 2(a) of the Income Tax Regulations (Determination of Interest Rate for the Purpose of Section 3(j)), 1986. The maturity date of this loan is December 31, 2022. As of December 31, 2018, the amount of the loan is € 930 thousand.

4.
Groen Goor, Independent Power Plant B.V. (“IPP”) (the entity that holds the permits and subsidies in connection with the Goor Project and is wholly-owned by Groen Goor), Ludan, and Ellomay Luxembourg entered into a senior project finance agreement in 2017 (the “Goor Loan Agreement”), with Coöperatieve Rabobank U.A. (“Rabobank”), that includes the following tranches: (i) two loans with principal amounts of €3,510 thousand (with a fixed interest rate of 3% for the first five years) and €2,090 thousand, (with a fixed interest rate of 2.5% for the first five years), for a period of 12.25 years, repayable in equal monthly installments commencing three months following the connection of the Goor Project’s facility to the grid and (ii) an on-call credit facility of €370 thousand with variable interest. The amount of €5,600 thousand was withdrawn in 2017 on account of these loans. In connection with the Goor Loan Agreement, the following securities were provided to Rabobank: (i) pledge on the present and future rights arising from the feedstock purchase agreement, the EPC agreement, the O&M agreement, the SDE subsidy, the various power and green gas purchase agreements, and the green gas certification supply agreement, (ii) pledge on all present and future (a) receivables arising from business and trade, and (b) stock and inventory including machinery and transport vehicles of Groen Goor and IPP; (iii) all rights/claims of Groen Goor and IPP against third parties existing at the time of the execution of the Loan Agreement, including rights from insurance agreements.

Groen Gas Oude Tonge, Groen Gas Oude-Tonge Holding B.V. (the entity that holds the permits and subsidies in connection with the Oude Tonge Project and is wholly-owned by Groen Gas Oude Tonge), Ludan, and Ellomay Luxembourg entered into a senior project finance agreement (the “Oude Tonge Loan Agreement”), with Rabobank, that includes the following tranches: (i) three loans with principal amounts of €3,150 thousand (with a fixed interest rate of 3.1% for the first five years), €1,540 thousand (with a fixed interest rate of 2.9% for the first five years) and €160 thousand, (with a fixed interest rate of 3.4% for the first five years), for a period of 12.25 years, repayable in equal monthly installments commencing three months following the connection of the Oude Tonge Project’s facility to the grid and (ii) an on-call credit facility of €100 thousand with variable interest.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2018

Note 11 - Loans (cont’d)

A.	Loans details (cont’d)

As of December 31, 2018, an amount of €4,850 thousand was withdrawn on account of these loans. In connection with the Oude Tonge Loan Agreement, the following securities were provided to Rabobank: (i) pledge on the present and future rights arising from the feedstock purchase agreement, the EPC agreement, the O&M agreement, the SDE subsidy, the various power and green gas purchase agreements, and the green gas certification supply agreement, (ii) pledge on all present and future (a) receivables arising from business and trade, and (b) stock and inventory including machinery and transport vehicles of Groen Gas Oude Tonge and Groen Gas Oude Tonge Holding B.V.; (iii) all rights/claims of Groen Gas Oude Tonge and Groen Gas Oude Tonge Holding B.V. against third parties existing at the time of the execution of the Loan Agreement, including rights from insurance agreements.

     In connection with the Loan Agreements, Ludan and Ellomay Luxemburg, the Company wholly-owned subsidiary: (i) provided the following undertakings to Rabobank: (a) that Groen Goor and Groen Gas Oude Tonge will not make distributions to its shareholders for a period of two years following the execution of the Loan Agreement, (b) that Groen Goor will not make distributions or repurchase its shares so long as the equity (including oweners loans) to total assets ratio of Groen Goor is less than 40%, (c) that in the event the equity (including oweners loans) to total assets ratio of Groen Goor and Groen Gas Oude Tonge  will be below 40%, its shareholders will invest the equity required in order to increase this ratio to 40%, pro rata to their holdings in Groen Goor and Groen Gas Oude Tonge  and up to a maximum of €1.2 million, and (d) that they will provide the equity required for the completion of the Goor Project and (ii) provided pledges on their respective rights in connection with the shareholders loans which each provided to Groen Goor and Groen Gas Oude Tonge, which loans shall also be subordinated by Ellomay Luxembourg and Ludan in the favor of Rabobank. As of December 31, 2018, the financial covenants were met.

     Shortages in liquidity as a result of exceeding the construction budget and/or extension of start-up costs of the Goor Project and the Oude Tonge Project shall be provided by Ludan and Ellomay Luxembourg and not financed by Rabobank.
     In addition, the Company provided a guarantee to Rabobank for the fulfillment of Ellomay Luxemburg’s undertakings set forth above.

5.
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

Ellomay Capital Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements as at December 31, 2018

Note 11 - Loans (cont’d)

A.	Loans details (cont’d)

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

As of December 31, 2018, the financial covenants were met.

6.
On May 17, 2018, five of the Company’s Italian subsidiaries (together, hereinafter – the “Subsidiaries”) entered into a €35.9 million project finance Facility Agreement (the “Facility Agreement”). The €35.9 million principal amount is divided into: (i) five term loan facilities, one for each Subsidiary, which are to be used to refinance the existing financing of the subsidiaries and for general purposes of the Subsidiaries, in the aggregate amount of €33.7 million with terms ending in May 2028, and (ii) five revolving facilities, one for each Subsidiary, aimed to cover financial needs for the debt service coverage in case of a liquidity shortfall of the Subsidiaries, in the aggregate amount of €2.2 million with terms ending in November 2027.

The loans provided under the Facility Agreement bear an annual interest rate equal to the Euribor 6 month rate plus a margin of 185 basis points. The Facility Agreement includes customary terms, including requirements to maintain financial ratios, various securities provided by the Subsidiaries and a pledge on the shares of the Subsidiaries and subordination agreement provided by Ellomay Luxemburg, the Company’s wholly-owned subsidiary and the parent company of the Subsidiaries. The Facility Agreement provides for a cross-collateralization mechanism among the Subsidiaries, whereby each Subsidiary shall guarantee each other’s obligations under the Facility Agreement and the other finance documents for a maximum guaranteed amount up to 180% of the relevant Subsidiary’s loan facility. In addition, the Company provided guarantees in connection with specific exposures, one in the amount of approximately €1.8 million (an amount that is gradually reduced to zero on January 1 of each of the years 2019-2021) and the second in amounts ranging between approximately €1.0 million up to a maximum of €1.5 million through the date the loans under the Facility Agreement are repaid in full.

In connection with the Facility Agreement, on May 29, 2018, the Subsidiaries entered into interest swap agreements effective from the first repayment date of June 2018 for an amount of approximately €25 million equal to 75% of the overall amount of the term loan facilities (with a decreasing notional principal amount based on the amortization table) until May 2028, replacing the Euribor 6 month rate with a fixed interest rate of 0.71%, resulting in a fixed annual interest rate of 2.56%.

Ellomay Capital Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements as at December 31, 2018

Note 11 - Loans (cont'd)

B.            The aggregate annual maturities are as follows:

	December 31	December 31
	2018	2017
	€ in thousands
Second year	6,069	3,403
Third year	5,847	3,584
Fourth year	6,040	3,712
Fifth year	6,163	3,795
Sixth year and thereafter	36,109	27,597

Long-term loans	60,228	42,091
Current maturities	5,864	2,773
	66,092	44,864

C.	In order to minimize the interest-rate risk resulting from liabilities to banks and financing institutions in Italy linked to the Euribor, the Company executed swap transactions. See Note 21.

D.            Movement in liabilities deriving from financing activities

		Liabilities
		Loans and	Convertible	Finance lease
	Note	borrowings	debentures	liability	Total
		€ in thousands
Balance as at January 1, 2018		44,864	57,631	4,020	106,515
Changes from financing cash flows
Payment of Debentures	12	-	(4,668)	-	(4,668)
Receipt of loans	10,11	34,745	-	-	34,745
Repayment of loans	10,11	(13,593)	-	-	(13,593)
Accrued interest	10,11	180	-	-	180
Payment of finance lease liability	10	-	-	(4,226)	(4,226)
Transaction costs related to borrowings		606	250	206	1,062
Total net financing cash flows		66,802	53,213	-	120,015

Effect of changes in foreign exchange rates		(710)	(1,870)	-	(2,580)

Balance as at December 31, 2018		66,092	51,343	-	117,435

Ellomay Capital Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements as at December 31, 2018

Note 12 - Debentures

A.            Composed as follows:

	December 31, 2018		December 31, 2017
	Face value	Carrying amount	Face value	Carrying amount
	€ in thousands		€ in thousands
Debentures	52,056	51,343	58,623	57,631
Less current maturities	8,975	8,758	4,825	4,644
Total long-term debentures	43,081	42,585	53,798	52,987

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

The Series A Debentures are traded on the TASE (Tel Aviv Stock Exchange) and have been rated ilA-, on a local scale, by Standard & Poor’s Maalot Ltd in 2016 (such rating was updated on November 13, 2017 to ilBBB). The Series A Debentures bear fixed interest at the rate of 4.6% per year and are not linked to the Israeli CPI or otherwise.

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
Notes to the Consolidated Financial Statements as at December 31, 2018

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

As of December 31, 2018, the financial covenants were met.

Series B Debentures

On March 14, 2017, the Company issued Series B Nonconvertible Debentures due June 30, 2024 in a public offering in Israel in the aggregate principal amount of NIS 123,232,000 (approximately €31.7 million based on the euro/NIS exchange rate at that time). The gross proceeds of the offering were NIS 123,232,000 and the net proceeds of the offering, net of related expenses such as consultancy fee and commissions (partially paid in 2016), were approximately NIS 121.4 million (approximately €31.2 million). The Series B Debentures originally bore a fixed annual interest rate of 3.44% and are not linked to the Israeli CPI or otherwise. On November 13, 2017 Standard & Poors Maalot Ltd. updated the rating of the Company and of the Company's Series A and Series B Nonconvertible Debentures traded on the Tel Aviv Stock Exchange from "ilA-" to "ilBBB+". Pursuant to the terms of the Company's Series B Debentures, this rating downgrade triggered an increase of 0.25% in the annual interest rate payable on the principal of these Debentures on November 14, 2017. The annual interest rate payable on the principal of the Company's Series A Debentures will remain unchanged. The principal amount of Series B Debentures is repayable in six (6) annual installments as follows: on June 30 of each of the years 2019-2022 (inclusive) 15% of the Principal shall be paid, and on June 30 of each of 2023-2024 (inclusive) 20% of the Principal shall be paid, and is not linked to the CPI or otherwise. The interest on the Series B Debentures is payable semi-annually on June 30 and December 31 of each of the years 2017 through June 30, 2024 (inclusive).

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

Ellomay Capital Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements as at December 31, 2018

Note 12 – Debentures (cont’d)

B.            Debentures – Details (cont'd)

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
c.
Until and including the financial results for June 30, 2018 – shall not be less than a rate of 20% for purposes of the immediate repayment provision and shall not be less than a rate of 25% for purposes of the interest increase provision; and

d.
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

As of December 31, 2018, the financial covenants were met.

In order to manage the currency risk resulting from the Series B Debentures, which are denominated in NIS, the Company executed currency swap transactions in April 2017. The Company exchanged Series B Debentures NIS denominated notional principal in the aggregate amount of NIS 83,232 thousand (approximately €19,394 thousand, based on the NIS/euro exchange rate as at December 31, 2018) with a euro notional principal (currency swap transactions). Such currency swap transactions qualify for hedge accounting.

C.            The aggregate annual maturities are as follows:

	December 31	December 31
	2018	2017
	€ in thousands
Second year	8,789	8,977
Third year	8,833	9,084
Fourth year	8,874	9,129
Fifth year	10,354	9,171
Sixth year and thereafter	5,735	16,626

Long-term loans	42,585	52,987
Current maturities	8,758	4,644
	51,343	57,631

Ellomay Capital Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements as at December 31, 2018

Note 13 - Other Long-term Liabilities

	December 31	December 31
	2018	2017
	€ in thousands
Government authorities	209	239
Derivatives	3,362	4,312
Forward contracts (1)	1,730	-
Liabilities for employees benefits	19	4

	5,320	4,555

(1)
The Company closed euro/USD forward contracts with an accumulated loss of approximately €1,730 thousand (approximately $1,982) that are expected to be received between 2021 and 2022 (depending on the relevant dates of the forward positions).

Note 14 - Commitments and Contingent Liabilities

A.            Lease commitments

The PV Plants are constructed on land leased for 20-25 years under operating lease agreements, which expire on various dates, ranging from 2031 to 2036. In respect to several of the leases the Company has the option to extend the lease for different terms, the latest of which is until 2051. The Company leases its office space under an operating lease that expires in September 2020. The following table summarizes the minimum annual rental commitments as of the periods indicated under the non-cancelable operating leases and sub-lease arrangements with initial or remaining terms of more than one year, reflecting the terms that were in effect as of December 31, 2018:

Operating
lease
€ in thousands
Year ended December 31
2019	427
2020	408
2021	352
2022	352
2023 and thereafter	3,988

Total minimum lease payments	5,527

B.            Legal proceedings:

Other than described elsewhere in these financial statements, there are no additional material legal proceedings that require further disclosure.

Ellomay Capital Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements as at December 31, 2018

Note 14 - Commitments and Contingent Liabilities (cont’d)

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

This annual amount was increased to $400 thousand in June 2013 (approximately €349 thousand, based on the NIS/euro exchange rate as at December 31, 2018) following approval by the Audit Committee, Compensation Committee, Board of Directors and by the Company's shareholders at the shareholders' meeting held in June 2013.  The current term of the Management Agreement is until June 17, 2019.

The Company sub-leases a small part of its office space to a company controlled by Mr. Shlomo Nehama, the Company's chairman of the Board and a controlling shareholder, at a price per square meter based on the price that it pays under its lease agreements. This sub-lease agreement was approved by the Company's Board of Directors.

Ellomay Capital Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements as at December 31, 2018

Note 15 - Transactions and Balances with Related Parties (cont'd)

B.	Compensation to key management personnel and interested parties (including directors)

Directors participate in the Company’s share option programs. For further information see Note 16 regarding share-based payments.

Compensation to key management personnel and interested parties that are employed by the Company:

	Year ended December 31
	2018		2017		2016
	Number of		Number of		Number of
	People	Amount	People (**)	Amount	people	Amount
		€ thousands		€ thousands		€ thousands
Short-term employee
Benefits	2	371	2	377	2	368
Post-employment
Benefits	2	48	2	57	2	89
Share-based payments	2	-	2	-	2	*

* Less than €1 thousand
** Including retired employees that were not employed throughout the entire year

Compensation to key management personnel (including directors but excluding compensation paid under the Management Agreement) that are not employed by the Company:

	Year ended December 31
	2018		2017		2016
	Number of		Number of		Number of
	people	Amount	people	Amount	People (**)	Amount
		€ thousands		€ thousands		€ thousands
Total compensation to
directors not employed
by the Company	3	49	3	35	3	63
share-based payments	3	5	3	14	3	3

* Less than €1 thousand
** Including Board members that did not serve throughout the entire year

C.            Debts and loans to related and interested parties

					Interest income recognized in statement of
	The terms of the loan		Balance as at December 31		income for the year ended December 31
	Interest	Linkage
	rate	base	2018	2017	2018	2017	2016
	%		€ thousands
Dori Energy	8.1 (*)	NIS+CPI	9,189	13,025	1,130	1,158	1,243

(*)  See Note 6A

Ellomay Capital Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements as at December 31, 2018

Note 16 - Equity

A.            Composition of share capital

	December 31, 2018		December 31, 2017		December 31, 2016
		Issued and		Issued and		Issued and
	Authorized	Outstanding(1)	Authorized	outstanding(1)	Authorized	Outstanding
Number of shares
Ordinary shares
Of NIS 10.00 par value each	17,000,000	10,675,508(1)	17,000,000	10,675,508(1)	17,000,000	10,677,370(1)

(1) Net of treasury shares as follows: 258,046 Ordinary shares as of December 31, 2018, and as of December 31, 2017 and 256,184 Ordinary shares as of December 31, 2016, all of which have been purchased according to share buyback programs that were authorized the Company's Board of Directors.

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

D.            Capital management in the Company

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

Ellomay Capital Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements as at December 31, 2018

Note 16 - Equity (cont'd)

E.	Dividend distribution and buyback program

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

In May 2015, the Company’s Board of Directors approved the repurchase of up to $3,000 thousand (approximately €2,700 thousand) of the Company’s ordinary shares. The authorized repurchases will be made from time to time in the open market on the NYSE American and Tel Aviv Stock Exchange or in privately negotiated transactions. The timing, volume and nature of share repurchases will be at the sole discretion of management and will be dependent on regulatory restrictions, market conditions, the price and availability of the Company’s ordinary shares, applicable securities laws and other factors, including compliance with the terms of the Series A and Series B Debentures. No assurance can be given that any particular amount of ordinary shares will be repurchased. The buyback program does not obligate the Company to acquire a specific number of shares in any period, and it may be modified, suspended, extended or discontinued at any time, without prior notice. As of December 31, 2018, the Company repurchased 172,391 ordinary shares at an aggregate purchase price of $1,477 thousand (approximately €1,332 thousand) in the NYSE American under this buyback program.

Note 17 - Share-Based Payment

A.             Expenses recognized in the financial statements

The expenses recognized in the financial statements for services received from employees is shown in the following table:

	Year ended December 31
	2018	2017	2016
	€ thousand
Expenses arising from share-based payment
Transactions	5	5	3

The share-based payments that the Company granted to its employees and directors are described below. There have been no modifications or cancellations to any of the stock options plans during 2018, 2017 or 2016. The amount recognized as an expense is adjusted to reflect the actual number of share options that are expected to vest.

Ellomay Capital Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements as at December 31, 2018

Note 17 - Share-Based Payment (cont'd)

A.            Expenses recognized in the financial statements (cont’d)

The fair value of the options is estimated using a Black-Scholes options pricing model with the following weighted average assumptions:

	Year ended December 31
	2018	2017	2016
Dividend yield	0%	0%	0%
Expected volatility	0.384	0.342	0.332
Risk-free interest	2.67%	1.34%	0. 67%
Expected life (in years)	2-3	2-3	2-3

All options granted during 2018, 2017 and 2016 were granted with exercise price equal to or higher than the market price on the date of grant. Weighted average fair values and exercise price of options on dates of grant are as follows:

	Equal market price
	2018	2017
	US$
Weighted average exercise prices	8.95	9.02

Weighted average fair value on grant date	2.1	1.8

B.            Stock Option Plans

In December 1998, the Company's shareholders approved the non-employee director stock option plan (the "1998 Plan"). Each option granted under the 1998 Plan originally vested immediately and expires after 10 years. Generally, the Company grants options under the plan with an exercise price equal to the market price of the underlying shares on the date of grant. An aggregate amount of not more than 75,000 ordinary shares was reserved for grants under the 1998 Plan.  The original expiration date of the 1998 Plan pursuant to its terms was December 8, 2008 (10 years after its adoption).  In January 2008 and June 2018, the term of the 1998 Plan was extended and as a result it will expire on December 8, 2028, unless earlier terminated by the Board. In connection with the adoption of the Company's compensation policy in 2013, the 1998 Plan was amended to provide that options granted under the 1998 Plan will become exercisable based on the vesting schedule determined in the approvals of the option grant. During each of the years 2018, 2017 and 2016, the Company granted to independent directors options to purchase an aggregate amount of 3,000 ordinary shares under the 1998 Plan.

In August 2000, the Company's board of directors adopted the 2000 Stock Option Plan (the "2000 Plan"). The initial reserve to the 2000 Plan was 200,000 ordinary shares underlying options that may be granted to officers, directors, employees and consultants of the Company and its subsidiaries and this initial reserve was increased several times. The options usually vest over a three year period. The exercise price of the options under the 2000 Plan is determined to be not less than 80% of the fair market value of the Company's ordinary shares at the time of grant, and they usually expire after 10 years from the date of grant. In June 2008 and June 2018 the term of the 2000 Plan was extended by additional 10 year periods and the current expiration date of the 2000 Plan is August 31, 2028.

Ellomay Capital Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements as at December 31, 2018

Note 17 - Share-Based Payment (cont'd)

B.            Stock Option Plans (cont’d)

As of December 31, 2018, 27,169 options are outstanding and 30,416 ordinary shares are available for future grants under the 1998 Plan. As of December 31, 2018, no options are outstanding and 595,009 ordinary shares are available for future grants under the 2000 Plan. Options that are cancelled or forfeited become available for future grant.

C.            Changes during the year:

The following table lists the number of share options, the weighted average exercise prices of share options during the current year:

	2018		2017		2016
		Weighted		Weighted		Weighted
		Average		average		Average
	Number of	Exercise	Number of	exercise	Number of	Exercise
	options	Price	options	price	options	Price
		US$		US$		US$
Outstanding at
beginning of year	25,502	7.54	22,502	7.34	19,502	7.19
Granted during
the year	3,000	8.95	3,000	9.02	3,000	8.3
Exercised during
the year	-	-	-	-	-	-
Expired during
the year	1,333	5	-	-	-	-

Outstanding at
end of year	27,169	7.82	25,502	7.54	22,502	7.34

Exercisable at
end of year	24,169	7.68	22,502	7.34	18,502	7.19

D.
The weighted average remaining contractual life for the share options outstanding as of December 31, 2018 was 5.51 years (as of December 31, 2017 was 5.72 years and as of December 31, 2016 was 4.1- 8.1 years).

E.	The range of exercise prices for share options outstanding as of December 31, 2018: $4.7- $9.37 (as of December 31, 2017 and as of December 31, 2016 was $4.7- $9.37).

Ellomay Capital Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements as at December 31, 2018

Note 18 - Details of the Statements of Profit or Loss and Other Comprehensive Income (Loss)

A.          Financing income and expenses:

1.           Financing income

	For the year ended December 31
	2018	2017	2016
	€ in thousands
Interest Income and consumer price index in Israel in conection to concession project	1,948	789	-
Interest income	291	544	263
Change in fair value of derivatives, net	494	-	636
Gain from exchange rate differences, net	697	-	-
Total financing income	3,430	1,333	899

2.           Financing expenses

	For the year ended December 31
	2018	2017	2016
	€ in thousands
Change in fair value of derivatives, net	-	3,156	-
Swap interest	206	110	607
Debentures interest and related expenses	2,604	2,753	1,990
Interest on loans	2,330	776	504
Loss from exchange rate differences, net	-	3,586	81
Consumer price index in Israel for loan	171	-	-
Bank charges and other commissions	210	180	151
Total financing expenses	5,521	10,561	3,333

   B.           Operating Costs, Depreciation and Amortization

	For the year ended December 31
	2018	2017	2016
	€ in thousands
Depreciation	5,500	4,518	4,411
Amortization	316	-	-
Professional services	375	210	104
Annual rent	390	267	233
Operating and maintenance services	4,942	1,574	1,287
Insurance	245	203	194
Other	390	295	264
Total operating costs	12,158	7,067	6,493

C.          General and administrative expenses

	For the year ended December 31
	2018	2017	2016
	€ in thousands
Salaries and related compensation	1,016	1,030	1,027
Professional services	2,185	1,255	1,480
Other	399	135	(475)
Total general and administrative expenses	3,600	2,420	2,032

Ellomay Capital Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements as at December 31, 2018

Note 18 - Details of the Statements of Profit or Loss and Other Comprehensive Income (Loss) (Cont'd)

D.            Other income (expense), net

	For the year ended December 31
	2018	2017	2016
	€ in thousands
Other income in connection with the A.R.Z. electricity pumped storage project (see Note 6)	73	18	56
Compensation from contractor (*)	811	-	-
Other	-	-	34
Total other income, net	884	18	90

(*) Compensation from EPC and O&M contractor of the Company's Bio Gas projects in Netherlands due to deficiencies in the operation of these projects.

E.            Revenues

	For the year ended December 31
	2018	2017	2016
	€ in thousands
Revenues from the sale of solar electricity	12,593	13,150	11,632
Revenues from the sale of gas and power produced by anaerobic digestion plants	4,483	303	-
Revenues from concessions project	1,041	183	-
Total Revenues	18,117	13,636	11,632

Note 19 - Taxes on Income

A.            Regional Taxation

Israeli taxation
Presented hereunder are the tax rates relevant to the Company in the years 2016-2018:
2016 – 25%, 2017 – 24% and 2018 – 23%.

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

Ellomay Capital Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements as at December 31, 2018

Note 19 - Taxes on Income (cont’d)

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

During 2015 the company applied a tax incentive as per Article 6 paras. 13-19 of Law 23 December 2000, no. 388 (“Tremonti- ambiente”). Such incentive consisted of a reduction of the taxable profit for a fiscal year equal to the amount of investments in tangible fixed assets in the same year, which are necessary to prevent, reduce and repair environmental damages, providing these investments exceed the average environmental investments made in the two previous years. The Company determined the specific amount of environmental investments and filed the required communications with the tax authorities and recorded tax benefit in the amount of approximately €2,900 thousand. During 2017, following a tax inspection and a final settlement reached with the tax authorities, the Company reduced the recorded tax benefit by approximately €500 thousand.

Spanish taxation
As a rule, corporate income tax is payable by all resident companies on income from any source, whether earned in Spain or abroad at the rate of 25%.

The Netherlands taxation
Prior to 1 January 2019, the Dutch corporate income tax rate was 20% on the first EUR 200,000 of taxable profits (lower rate), and 25% on taxable profits exceeding that amount (standard rate). The rates will be gradually reduced - the standard rate will be reduced from 25% to 22.55% in 2020 and to 20.5% in 2021. The lower rate will decrease from 20% to 19% in 2019, to 16.5% in 2020, and to 15% in 2021.

Dutch tax laws provide for an Energy Investment Allowance (“EIA”) – a tax advantage for com-panies in the Netherlands that invest in energy-efficient technology that meet the E-ner-gy List requirements, allowing a deduction of 58% of the investment costs from the corporate income, on top of the usual depreciation. The right to the EIA is declared with the tax return, provided the investment is timely reported to the Netherlands Enterprise Agency.

B.            Composition of income tax benefit (taxes on income):

	For the year ended December 31
	2018	2017	2016
	€ in thousands
Current tax income (expense)
Current year	(438)	(494)	(252)
Previous years	26	1,044	(67)
	(412)	550	(319)
Deferred tax income
Creation and reversal of temporary differences	197	(922)	(250)

Taxes on income	(215)	(372)	(569)

Ellomay Capital Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements as at December 31, 2018

Note 19 - Taxes on Income (cont’d)

C.            Theoretical tax:

Statutory rate applied to corporations in Israel and the actual tax expense, is as follows:

	2018	2017	2016
	€ in thousands

Profit (loss) before taxes on income	819	(6,269)	(63)
Primary tax rate of the Company	23%	24%	25%
Tax benefit (tax on income)	(188)	1,505	16

Profit (loss) subject to different tax rate	45	(106)	(15)
Changes in deferred taxes for tax losses and benefits from previous years for which deferred taxes were not created in the past	-	(448)	-
Neutralization of tax calculated in respect of the Company’s share in profits of equity accounted investees	585	367	344
Change in temporary differences for which deferred tax were not recognized	(576)	(359)	(347)
Current year tax losses and benefits for which deferred taxes were not created	(136)	(1,142)	(378)
Tax benefit (taxes) in respect to previous years and others	55	(189)	(189)

Actual tax on income	(215)	(372)	(569)

D.            Carry forward tax losses:

During 2018, following a tax inspection and a final settlement reached with the tax authorities, the Company reduced the carry forward tax losses by approximately €20,000 thousand.

As of December 31, 2018, Ellomay Capital Ltd. had available carry forward tax losses, carry forward capital tax losses and deductions aggregating to approximately €20,838 thousand, which have no expiration date.

Deferred taxes of the Company have not been recognized as the Company has carry forward tax losses. The Company's management currently believes that as Ellomay Capital Ltd. has a history of losses it is more likely than not that the deferred tax regarding losses carry forward will not be utilized in the foreseeable future.

Deferred taxes are recognized by operating subsidiaries for unused tax losses, tax benefits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized.

Ellomay Capital Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements as at December 31, 2018

Note 19 - Taxes on Income (cont’d)

E.          Deferred taxes:

			Finance lease		Losses
	Financial	Fixed	obligations and	Swap	on
	assets	assets	long term loans	contract	income	Total
	€ in thousands
Balance of deferred tax asset
(liability) as at January 1, 2017	(1,279)	(3,061)	2,104	178	3,662	1,604
Changes recognized due to business combination	(7,678)	-	-	-	2,791	(4,887)
Changes recognized in profit or loss	1,565	(117)	(84)	(61)	(2,225)	(922)
Balance of deferred tax asset (liability) as at
December 31, 2017	(7,392)	(3,178)	2,020	117	4,228	(4,205)

			Finance lease		Losses
	Financial	Fixed	obligations and	Swap	on
	assets	assets	long term loans	contract	income	Total
	€ in thousands
Balance of deferred tax asset
(liability) as at January 1, 2018	(7,392)	(3,178)	2,020	117	4,228	(4,205)
Changes recognized due to business combination	-	-	-	-	2	2
Changes recognized in profit or loss	200	1,262	(1,310)	39	6	197
Changes recognized in other comprehensive income	257	-		42	(89)	210
Balance of deferred tax asset (liability) as at
December 31, 2018	(6,935)	(1,916)	710	198	4,147	(3,796)

Ellomay Capital Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements as at December 31, 2018

Note 20 - Earnings Per Share

The following table sets forth the computation of basic and diluted earnings per share:

	For the year ended December 31
	2018	2017	2016
	€ in thousands (other than share and per share data)
Net income (loss) attributed to owners of the Company	1,057	(6,115)	(209)

Weighted average ordinary shares outstanding (1)	10,675,508	10,675,757	10,677,700

Dilutive effect:
Stock options and warrants	3,349	-	-

Diluted weighted average ordinary shares
Outstanding	10,678,857	10,675,757	10,677,700

Basic profit (loss) per share from continuing operations	0.10	(0.57)	(0.02)

Diluted profit (loss) per share from continuing operations	0.10	(0.57)	(0.02)

(1)	Net of treasury shares.

Amount of dilutive stock options and warrants that were not included in diluted loss per share because they are anti-dilutive for the year ended December 2017 is 3,198 and for the year ended December 2016 is 2,953.

Ellomay Capital Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements as at December 31, 2018

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

In order to manage these risks and as described hereunder, the Company executes transactions in derivative financial instruments. Presented hereunder is the composition of the derivatives:

	For the year ended December
	2018	2017
	€ in thousands
Derivatives presented under current liabilities
Currency swap	(192)	-
Swap contracts	(173)	(121)
	(365)	(121)
Derivatives presented under non-current liabilities
Forward contracts	(977)	(2,650)
Currency swap	(1,925)	(1,244)
Swap contracts	(459)	(418)
	(3,361)	(4,312)

The following table sets forth the details of the Company’s Forward and SWAP contracts with banking institutions:

	December 31, 2018
	Currency/	Currency/
	linkage/interest rate	Linkage/interest rate	Date of expiration	Fair value - € in
	receivable	Payable		thousand

Euro 3.75 million interest swap transaction for a period of 15 years, semi-annually.	Euribor 6 months	Fixed 2.53%	June 30, 2027	(236)
Euro 25 million interest rate swap transaction for a period of 10 years, semi-annually.	Euribor 6 months	Fixed 0.71%	December 31, 2027	(396)
Forward EUR/USD contracts with an aggregate EUR denominated principal of EUR 18 million.	weighted average rate of approximately 1.18		November 2021	(977)

NIS 83.2 million currency swap transaction EUR/NIS for a period of 7 years, semi-annually.	NIS	Euro	June 2024	(2,117)

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2018

Note 21 - Financial Instruments (cont’d)

B.	Risk management framework

The Company's management and board of directors have overall responsibility for the establishment and oversight of the Company’s risk management framework.

C.	Credit Risk

As at December 31, 2018, the Company does not have any significant concentration of credit risk.

Cash and short-term deposits
As at December 31, 2018 and 2017, the Company had cash and cash equivalents in the amount of €36,882 thousand and €23,962 thousand, respectively. The Company’s cash and cash equivalents are deposited with financial institutions that received a credit rating (international rating scale). See also Note 3.

Marketable securities
As at December 31, 2018 and 2017, the Company invested in a traded Bond in an amount of €2,132 thousand and €5,412 thousand, respectively, with the intention to maintain the value of its liquid resources. See also Note 4 and Note 2-G.

Restricted cash
As at December 31, 2018 and 2017, the Company had a balance of current restricted cash in an amount of €4,653 thousand and €15 thousand, respectively, and a balance of non-current restricted cash of €2,062 thousand and €3,660 thousand, respectively. See also Note 4.

Trade and other receivables
As at December 31, 2018 and 2017, the Company had a balance of trade receivables of €156 thousand and €406 thousand, respectively. This balance mainly refers to NEXUS or GNERA that represent the PV Plants located in Spain in its dealings with the Spanish National Energy Commission, and are due within 60 days from issuance. It is also referring to the balance from the Israeli Electricity Authority for the PV Plant located in Israel and is due in 30 days.

As at December 31, 2018 and 2017, the Company had a balance of revenue receivables of €3,830 thousand and €3,436 thousand, respectively. This balance refers to amounts to be paid from several entities. In Italy, the amounts to be paid are from GSE, Italy's energy regulation agency. The incentives are paid through equal monthly installments in an amount of 90% of the average production of each plant in the relevant solar calendar year, based on the effective production before June 30th of the previous year, or if not available, on the basis of the regional forecast. The balance is paid within 60 days from the sending of the actual production data and in any event within June 30th of the subsequent year. In Spain, the amounts to be paid are from NEXUS or GNERA that represent the PV Plants located in Spain in its dealings with the Spanish National Energy Commission. To the extent the facility is eligible to receive incentives (such as the Company’s existing four Spanish PV facilities), the incentives (consisting of an investment retribution and operational retribution) are paid on a monthly basis (commencing January) based on varying percentages of the accumulated incentives from the beginning of the fiscal year, provided that the entire amount of the incentives is required to be paid to the eligible entity by the end of June of the following fiscal year. In the Netherlands, the amounts to be paid are from Enterprice Agency that is responsible to pay the amount of subsidy for the Bio Gas plants in the Netherlands. The incentives are paid through equal monthly installments based on the effective production of the previous year for each plant, or if not available, on the basis of the regional forecast. The balance is paid within June 30th of the subsequent year.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2018

Note 21 - Financial Instruments (cont’d)

C.	Credit Risk (cont’d)

Trade and other receivables (cont’d)

The Company’s management closely monitors the economic and political environment in which it operates. As per the Company's management estimations there are no significant credit risks assigned to the trade receivables and income receivables as these amounts are due by governmental agencies.

As at December 31, 2018 and 2017, the Company had a balance of government authorities' receivables of €2,706 thousand and €2,306 thousand, respectively. This balance refers to VAT and withholding tax receivables in Italy, Spain and the Netherlands.

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

The following are the contractual maturities of financial liabilities at undiscounted amounts and based on the spot rates at the reporting date, including estimated interest payments. This disclosure excludes the impact of netting agreements:

	December 31, 2018
	Carrying	Contractual	Less than			More than
	amount	cash flows	1 year	2 years	3-5 years	5 years
	€ in thousands
Non-derivative financial liabilities

Long term loans, including current maturities	66,092	71,826	7,350	7,805	22,501	34,170

Debentures	51,343	58,667	11,029	10,656	31,133	5,849

Trade payables and other accounts payable	4,819	4,819	4,819	-	-	-

	122,254	135,312	23,198	18,461	53,634	40,019

Derivative finance liabilities

Forward contracts	977	977	-	-	977	-

Currency swap	2,117	2,117	192	622	947	356

Swap contracts	632	632	173	263	155	41

	3,726	3,726	365	885	2,079	397

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2018

Note 21 - Financial Instruments (cont’d)

D.	Liquidity risk (cont’d)

	December 31, 2017
	Carrying	Contractual	Less than			More than
	Amount	cash flows	1 year	2 years	3-5 years	5 years
	€ in thousands
Non-derivative financial liabilities

Long term loans, including current maturities	44,864	48,506	4,313	4,861	14,744	24,588

Finance lease obligation including current maturities	4,020	4,987	483	483	1,449	2,572

Debentures	57,631	67,884	7,251	11,398	31,880	17,355

Trade payables and other accounts payable	2,990	2,990	2,990	-	-	-

	109,505	124,367	15,037	16,742	48,073	44,515

Derivative finance liabilities

Forward contracts	2,650	2,650	-	-	2,650	-

Currency swap	1,244	1,244	(145)	75	446	868

Swap contracts	539	539	121	183	116	119

	4,433	4,433	(24)	258	3,212	987

E.	Market risk

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

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2018

Note 21 - Financial Instruments (cont’d)

E.	Market risk (cont’d)

(1)	Foreign currency risk (cont’d)

(a)	The exposure to linkage and foreign currency risk

The Company's exposure to linkage and foreign currency risk except in respect of derivatives (see hereunder) was as follow:

	December 31, 2018
	Non-monetary/ Non finance	NIS(*)	Unlinked	EURO	Total
	€ in thousands

Current assets:
Cash and cash equivalents	-	287	937	35,658	36,882
Marketable securities	-	-	2,132	-	2,132
Restricted cash short-term and
restricted marketable securities	-	3,338	-	1,315	4,653
Asset from concession project	-	1,292	-	-	1,292
Trade and other receivables	1,279	780	531	10,033	12,623
Financial asset short-term	-	1,282	-	-	1,282
Non-current assets:
Investments in equity
accounted investees	21,175	6,571	-	-	27,746
Advances on account of
investments in process	798	-	-	-	798
Concession intangible asset	4,882	-	-	-	4,882
Asset from concession project	-	25,710	-	-	25,710
Fixed assets	87,220	-	-	-	87,220
Restricted cash long-term	-	1,654	267	141	2,062
Deferred tax	2,423	-	-	-	2,423
Other assets	1,055	-	-	400	1,455
Current liabilities:
Loans and borrowings	-	(1,622)	-	(4,242)	(5,864)
Short-term debentures	-	(8,758)	-	-	(8,758)
Accounts payable	-	(24)	-	(2,102)	(2,126)
Accrued expenses and
other payables	-	(1,116)	-	(1,987)	(3,103)
Non-current liabilities:
Long-term loans	-	(18,314)	-	(41,914)	(60,228)
Long-term debentures	-	(42,585)	-	-	(42,585)
Deferred tax	(6,219)	-	-	-	(6,219)
Other long-term liabilities	-	(19)	-	(5,301)	(5,320)
Total exposure in statement
of financial position in
respect of financial assets
and financial liabilities	112,613	(31,524)	3,867	(7,999)	76,957

(*) including items linked to CPI

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2018

Note 21 - Financial Instruments (cont’d)

E.	Market risk (cont’d)

(1)	Linkage and foreign currency risks (cont’d)

(a)	The exposure to linkage and foreign currency risk (cont’d)

	December 31, 2017
	Non-monetary/Non finance	NIS(*)	Unlinked	EURO	Total
	€ in thousands

Current assets:
Cash and cash equivalents	-	2,723	11,742	9,497	23,962
Marketable securities	-	-	2,162	-	2,162
Restricted cash short-term and restricted marketable securities	-	-	3,250	15	3,265
Asset from concession project	-	1,286	-	-	1,286
Trade and other receivables	548	3,359	731	6,007	10,645
Financial asset short-term	-	1,249	-	-	1,249
Non-current assets:
Investments in equity
accounted investees	17,171	10,484	-	-	27,655
Advances on account of
investments in process	8,825	-	-	-	8,825
Concession intangible asset	5,505	-	-	-	5,505
Asset from concession project	-	27,725	-	-	27,725
Fixed assets	78,837	-	-	-	78,837
Restricted cash long-term	-	1,797	351	1,512	3,660
Deferred tax	1,777	-	-	-	1,777
Other assets	1,122	-	-	413	1,535
Current liabilities:
Loans and borrowings	-	(1,455)	-	(1,648)	(3,103)
Short-term debentures	-	(4,644)	-	-	(4,644)
Accounts payable	-	7	-	(1,356)	(1,349)
Accrued expenses and
other payables	-	(811)	-	(1,376)	(2,187)
Non-current liabilities:
Finance lease obligations	-	-	-	(3,690)	(3,690)
Long-term loans	-	(20,141)	-	(21,950)	(42,091)
Long-term debentures	-	(52,987)	-	-	(52,987)
Deferred tax	(5,982)	-	-	-	(5,982)
Other long-term liabilities	-	(4)	-	(4,551)	(4,555)
Total exposure in statement
of financial position in
respect of financial assets
and financial liabilities	107,803	(31,412)	18,236	(17,127)	77,500

(*) including items linked to CPI

Ellomay Capital Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements as at December 31, 2018

Note 21 - Financial Instruments (cont’d)

E.	Market risk (cont’d)

(1)	Linkage and foreign currency risks (cont’d)

(a)	The exposure to linkage and foreign currency risk (cont’d)

Information regarding significant exchange rates:

	For the year ended December 31
	Rate of		Rate of
	Change		Change
	%	Dollar	%	NIS
1 euro in 2018	(4.4)	1.145	3.3	4.292
1 euro in 2017	13.9	1.198	2.7	4.153

(b)	Sensitivity analysis

A change as at December 31 in the exchange rates of the following euro against the USD and euro against the NIS, as indicated below would have increased (decreased) equity by the amounts shown below (after tax). This analysis is based on foreign currency exchange rate that the Company considered to be reasonably possible at the end of the reporting period. The analysis assumes that all other variables, in particular interest rates, remain constant.

	December 31, 2018
	Increase	Decrease
	Equity	Equity
	€ thousands
Change in the exchange rate of:
5% in the USD	169	(169)
5% in NIS	(367)	367

	December 31, 2017
	Increase	Decrease
	Equity	Equity
	€ thousands
Change in the exchange rate of:
5% in the USD	761	(761)
5% in NIS	(378)	378

Ellomay Capital Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements as at December 31, 2018

Note 21 - Financial Instruments (cont’d)

E.	Market risk (cont’d)

Interest rate risk

The Company is exposed to changes in fair value, as a result of changes in interest rate in connection with its loans and borrowings. The debt instruments of the Company bear interest at variable rates.

Sensitivity analysis

A change in interest rate would have increased (decreased) profit or loss by the amounts shown below:

	December 31,
	2018	2017
	Profit or loss	Profit or loss
	€ in thousands
Increase of 1%	1,012	804
Increase of 3%	2,604	2,473
Decrease of 1%	(581)	(863)
Decrease of 3%	(2,172)	(2,532)

F.	Fair value

(1)	Fair values versus carrying amounts

The carrying amounts of certain financial assets and liabilities, including cash and cash equivalents, other accounts receivables, pledged deposits, financial derivatives credit from banks and trade payables and other accounts payables are the same or proximate to their fair value.

The fair values of the other financial liabilities, together with the carrying amounts shown in the statement of financial position, are as follows:

	December 31, 2018
		Fair value
	Carrying				Valuation techniques for	Inputs used to
	amount	Level 1	Level 2	Level 3	determining fair value	determine fair value
	€ in thousands
Non-current liabilities:
Debentures	51,343	49,190	-	-
Loans from banks and others (including current maturities)	66,092	-	66,233	-	Discounting future cash flows by the market interest rate on the date of measurement.	Discount rate of Euribor+ 2.53%, Discount rate of Euribor+ 1.85%, fix rate for 5 years 2.9%-3.1% and 4.65% Linkage to Consumer price index in Israel

	117,435	49,190	66,233	-

Ellomay Capital Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements as at December 31, 2018

Note 21 - Financial Instruments (cont’d)

F.	Fair value (cont'd)

(1)	Fair values versus carrying amounts (Cont'd)

	December 31, 2017
		Fair value
	Carrying				Valuation techniques for	Inputs used to
	amount	Level 1	Level 2	Level 3	determining fair value	determine fair value
	€ in thousands
Non-current liabilities:
Debentures	57,631	60,518	-	-
Loans from banks and others (including current maturities)	44,864	-	45,561	-	Discounting future cash flows by the market interest rate on the date of measurement.	Discount rate of Euribor+ 2.53% and 4.65% Linkage to Consumer price index in Israel
Finance lease obligations (including current maturities)	4,020	-	4,209	-	Discounting future cash flows by the market interest rate on the date of measurement.	Discount rate of Euribor+ 2.85%
	106,515	60,518	49,770	-

(2)	Interest rates used for determining fair value

The interest rates used to discount estimated cash flows, when applicable, are based on the government yield curve at the reporting date plus an adequate credit spread, and were as follows:

December 31
	2018	2017
%
Non-current liabilities:
Loans from banks	Euribor+ 2.53%	Euribor+ 2.53%
Loans from banks	4.65% Linkage to Consumer price index in Israel	4.65% Linkage to Consumer price index in Israel
Loans from banks	Euribor+ 1.85%	-
Loans from banks	fix rate for 5 years 2.9% - 3.1%	-
Finance lease obligations	-	Euribor+ 2.85%

(3)	Fair values hierarchy

The financial instruments presented at fair value are grouped into classes with similar characteristics using the following fair value hierarchy which is determined based on the source of data used in the measurement:

Level 1	-	Quoted prices (unadjusted) in active markets for identical assets or liabilities.
Level 2	-	Inputs other than quoted prices included within Level 1 that are observable either directly or indirectly.
Level 3	-	Inputs that are not based on observable market data (unobservable inputs).

Ellomay Capital Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements as at December 31, 2018

Note 21 - Financial Instruments (cont’d)

F.	Fair value (cont'd)

(3)	Fair values hierarchy (Cont'd)

	December 31, 2018
	Level 1	Level 2	Level 3	Total	Valuation techniques for
	€ in thousands				determining fair value
Income receivable in connection with the A.R.Z. electricity pumped storage project (see Note 6)	-	-	1,282	1,282
The fair value of the income receivable in connection with the A.R.Z. electricity pumped storage project was calculated according to the cash flows expected to be received in 4.5 years following the financial closing of the project, discounted at a weighted interest rate of 2.36% reflecting the credit risk of the debtor.

Marketable securities	-	2,132	-	2,132	Market price
Forward contracts	-	977	-	977
Fair value measured on the basis of discounting the difference between the forward price in the contract and the current forward price for the residual period until redemption using market interest rates appropriate for similar instruments, including the adjustment required for the parties’ credit risks.

Swap contracts	-	632	-	632
Fair value is measured by discounting the future cash flows, over the period of the contract and using market interest rates appropriate for similar instruments, including the adjustment required for the parties’ credit risks.

Currency swap	-	2,117	-	2,117
Fair value is measured by discounting the future cash flows, over the period of the contract and using market interest rates appropriate for similar instruments, including the adjustment required for the parties’ credit risks.

Dori loan			9,189	9,189
The fair value is measured by discounting the expected future loan repayments  and using market interest rates appropriate for similar instruments, including the adjustment required for the parties’ credit risks.

Ellomay Capital Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements as at December 31, 2018

Note 21 - Financial Instruments (cont’d)

F.	Fair value (cont'd)

(3)	Fair values hierarchy (Cont'd)

	December 31, 2017
	Level 1	Level 2	Level 3	Total	Valuation techniques for
	€ in thousands				determining fair value
Income receivable in connection with the A.R.Z. electricity pumped storage project (see Note 6)	-	-	1,249	1,249
The fair value of the income receivable in connection with the A.R.Z. electricity pumped storage project was calculated according to the cash flows expected to be received in 4.5 years following the financial closing of the project, discounted at a weighted interest rate of 2.36% reflecting the credit risk of the debtor.

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
Notes to the Consolidated Financial Statements as at December 31, 2018

Note 21 - Financial Instruments (cont’d)

F.	Fair value (cont'd)

(4)           Level 3 financial instruments carried at fair value

The table hereunder presents reconciliation from the beginning balance to the ending balance of financial instruments carried at fair value in level 3 of the fair value hierarchy:

Financial assets
Income receivable in connection with the A.R.Z. electricity
pumped storage project
€ in thousands
Balance as at December 31, 2016	1,265

Total income recognized in profit or loss	17
Exercise of first option to acquire additional shares	-
Foreign Currency translation adjustments	(33)

Balance as at December 31, 2017	1,249

Total income recognized in profit or loss	73
Exercise of second option to acquire additional shares	-
Foreign Currency translation adjustments	(40)

Balance as at December 31, 2018	1,282

Asset from concession project
Income receivable in connection with the concession project
€ in thousands

Balance as at December 31, 2017	29,011

Total income recognized in profit or loss	1,949
Proceeds from asset from concession project	(3,040)
Foreign Currency translation adjustments	(918)

Balance as at December 31, 2018	27,002

Ellomay Capital Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements as at December 31, 2018

Note 22 - Operating Segments

The Company presented the results of its reportable segments starting the current reporting period, in view of the Company's recent entry into additional operations such as the Bio Gas in the Netherlands resulting in separate segment reporting reviewed and analyzed by the CODM.  Comparison figures were presented accordingly.

The Company’s reportable segments, which form the Company’s strategic business units, are described below:

—
Photovoltaic power plants (PV Plants) – Operation of installations that convert the energy in sunlight into electrical energy. Approximately 22.6MWp aggregate installed capacity of photovoltaic power plants in Italy, approximately 7.9MWp aggregate installed capacity of photovoltaic power plants in Spain and a photovoltaic power plant of approximately 9 MWp installed capacity in Israel. Also, Talasol Solar S.L.U which is promoting the construction of a photovoltaic plant with a peak capacity of 300 MW in the municipality of Talaván, Cáceres, Spain.

—
Dorad Energy Ltd. (Dorad) – 9.375% indirect interest in Dorad, which owns and operates a combined cycle power plant based on natural gas, with production capacity of approximately 850 MW, located south of Ashkelon, Israel.

—
Anaerobic digestion plants (Bio Gas) – 51% of Groen Gas Goor B.V. and of Groen Gas Oude-Tonge B.V., project companies developing and operating anaerobic digestion plants with a green gas production capacity of approximately 375 Nm3/h, in Goor, the Netherlands and 475 Nm3/h, in Oude Tonge, the Netherlands, respectively.

—	Pumped storage hydro power plant (Manara) – 75% of a project to construct a 156 MW pumped storage hydro power plant in the Manara Cliff, Israel.

Factors that management used to identify the Company’s reportable segments

The Company’s strategic business units offer different products and the allocation of resources and evaluation of performance is managed separately because they require different technology.

For each of the strategic business units, the Company’s chief operating decision maker (CODM) reviews internal management reports on at least a quarterly basis. The following summary describes the operations in each of the Company’s operating segments.

The Company presented the photovoltaic power plants per geographical areas, as the information collected and analyzed by the CODM in connection with the PV Plants is presented based on the physical location of the PV Plant. The CODM reviews the Israeli Shekel denominated information on Dorad and the PV Plant located in Israel and the information presented in the tables below is translated into euro. The CODM reviews the company’s share in the results of Dorad. In the reports analyzed by the CODM, the PV Plant located in Israel is presented under the fixed asset model and not under the financial asset model as per IFRIC 12.

Performance is measured based on segment gross profit as included in reports that are regularly reviewed by the chief operating decision maker. Segment gross profit is used to measure performance as management believes that such information is the most relevant in evaluating the results of certain segments relative to other entities that operate within these industries.

Ellomay Capital Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements as at December 31, 2018

Note 22 - Operating Segments (cont’d)

Segment assets consist of current assets and fixed assets, as included in reports provided regularly to the chief operating decision maker.

	PV							Total
								reportable		Total
	Italy	Spain	Israel	Talasol	Bio Gas	Dorad	Manara	segments	Reconciliations	consolidated
	For the year ended December 31, 2018
	€ in thousands

Revenues	9,560	3,033	4,011	-	4,483	58,063	-	79,150	(61,033)	18,117
Operating expenses	(1,579)	(574)	(507)	-	(3,682)	(44,600)	-	(50,942)	44,600	(6,342)
Depreciation expenses	(3,569)	(828)	(2,042)	-	(1,081)	(4,811)	-	(12,331)	6,515	(5,816)
Gross profit (loss)	4,412	1,631	1,462	-	(280)	8,652	-	15,877	(9,918)	5,959
Project development costs									(2,878)	(2,878)
General and
administrative expenses									(3,600)	(3,600)
Share of profits (loss) of
equity accounted investee									2,545	2,545
Other income, net									884	884
Operating profit										2,910
Financing income									2,936	2,936
Financing income
(expenses) in connection
with derivatives, net									494	494
Financing expenses, net									(5,521)	(5,521)
Profit before taxes on
Income										819
Segment assets as at
December 31, 2018	54,539	16,799	34,258	15,169	18,879	105,246	2,318	247,208	(36,048)	211,160

Ellomay Capital Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements as at December 31, 2018

Note 22 - Operating Segments (cont’d)

	PV						Total
							Reportable		Total
	Italy	Spain	Israel	Dorad	Bio Gas	Manara	Segments	Reconciliations	consolidated
	For the year ended December 31, 2017
	€ in thousands
Revenues	10,143	3,007	1,378	58,234	303	-	73,065	(59,429)	13,636
Operating expenses	(1,660)	(677)	(117)	(45,027)	(95)	-	(47,576)	45,027	(2,549)
Depreciation expenses	(3,567)	(828)	(447)	(4,817)	(111)	-	(9,770)	5,252	(4,518)
Gross profit	4,916	1,502	814	8,390	97	-	15,719	(9,150)	6,569
Project development costs								(2,739)	(2,739)
General and administrative expenses
								(2,420)	(2,420)
Share of profits (loss) of equity accounted investee
								1,531	1,531
Other income, net								18	18
Operating Profit									2,959
Financing income								1,333	1,333
Financing income (expenses) in connection with derivatives, net

								(3,156)	(3,156)
Financing expenses, net								(7,405)	(7,405)
Loss before taxes on Income
									(6,269)
Segment assets as at December 31, 2017
	59,441	16,779	37,903	114,282	16,882	2,386	247,673	(49,586)	198,087

Ellomay Capital Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements as at December 31, 2018

Note 22 - Operating Segments (cont’d)

	PV						Total
							reportable		Total
	Italy	Spain	Israel	Dorad	Bio Gas	Manara	segments	Reconciliations	consolidated
	For the year ended December 31, 2016
	€ in thousands

Revenues	8,919	2,713	-	50,730	-	-	62,362	(50,730)	11,632
Operating expenses	(1,518)	(564)	-	(39,628)	-	-	(41,710)	39,628	(2,082)
Depreciation expenses	(3,566)	(828)	-	(4,612)	-	-	(9,006)	4,595	(4,411)
Gross profit	3,835	1,321	-	6,490	-	-	11,646	(6,507)	5,139
Project development costs								(2,201)	(2,201)
General and administrative expenses
								(2,032)	(2,032)
Share of pro loss of equity accounted investee
								1,375	1,375
Other income, net								90	90
Operating Profit									2,371
Financing income								263	263
Financing income (expenses) in connection with derivatives, net

								636	636
Financing expenses, net								(3,333)	(3,333)
Loss before taxes on Income
									(63)
Segment assets as at December 31, 2016
	62,099	17,321	-	117,047	8,360	380	205,207	(56,743)	148,464

Geographical information
The Company is domiciled in Israel and it operates in Israel, Italy and in Spain through its subsidiaries that own seventeen PV Plants, in the Netherlands through its subsidiaries that own anaerobic digestion plants and also in Israel through Dori Energy.

The following table lists the revenues from the Company's operations in Israel, the Netherlands, Italy and Spain:

	For the year ended December 31
	2018	2017	2016
	€ in thousands
Israel	1,041	183	-
The Netherlands	4,483	303	-
Italy	9,560	10,143	8,919
Spain	3,033	3,007	2,713
Total revenues	18,117	13,636	11,632

Ellomay Capital Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements as at December 31, 2018

Note 22 - Operating Segments (cont’d)

Geographical information (cont’d)

The following table lists the fixed assets, net from the Company's operation:

	For the year ended December 31
	2018	2017
	€ in thousands
Israel	17	22
The Netherlands	17,464	15,046
Italy	44,986	48,555
Spain	24,753	15,214
Total fixed assets, net	87,220	78,837

Note 23 - Subsequent Events

1.
In March 2019, the Company executed an agreement (the “Ludan Acquisition Agreement”), with Ludan and several entities affiliated with Ludan, for the acquisition by Ellomay Luxemburg of 49% of Groen Goor and Goren Gas Oude-Tonge. As the Company currently indirectly owns 51% of the WtE projects operated by these companies, following consummation of the acquisition contemplated by the Ludan Acquisition Agreement, the Company will indirectly wholly-own these projects in their entirety. The consummation of the acquisition contemplated by the Ludan Acquisition Agreement is subject to customary conditions, including the approval of the financing bank of the WtE projects. The Ludan Acquisition Agreement also provides for the immediate (and unconditional) termination of the operations and maintenance arrangement of the WtE projects with Ludan’s affiliates effective as of January 27, 2019.

2.
On March 12, 2019, four of the Company’s Spanish subsidiaries (together, hereinafter – the “Subsidiaries”) entered into a €18.4 million facility agreement (the “Facility Agreement”) with term ending in December 31, 2037. The loans provided under the Facility Agreement bear an annual interest rate equal to the Euribor 6 month rate plus a margin of 200 basis points (with a zero interest floor) and are repaid semi-annually. The Facility Agreement provides for mandatory prepayment upon the occurrence of certain events and includes customary terms, including requirements to maintain financial ratios, various securities provided by the Subsidiaries and a pledge on the shares of the Subsidiaries.

In connection with the Facility Agreement, on March 12, 2019, the Subsidiaries entered into interest swap agreements for an amount of approximately euro 17.6 million (with a decreasing notional principal amount based on the amortization table) until December 2037, replacing the Euribor 6 month rate with a fixed interest rate of approximately 1%, resulting in a fixed annual interest rate of approximately 3%.

3.
In March 2019, following Ellomay PS’s request to extend certain dates and deadlines in the conditional license granted to it due to the continuation of the planning procedures in the National Infrastructure Committee and the Israel Land Authority, the Israeli Electricity Authority resolved to extend certain deadlines and dates set forth in the conditional license held by Ellomay PS. The extensions include, among others: (i) an extension of the term of the conditional license by 24 months to 96 months, (ii) an extension of the deadline for obtaining a building permit by 3 months to 33 months commencing upon the effective date of the conditional license, and (iii) an extension of the deadline for financial closing by 12 months to 42 months commencing upon the effective date of the conditional license. The Israeli Electricity Authority’s resolution will become effective following the receipt of the approval of the Israeli Minister of National Infrastructures, Energy and Water, or the Minister, and is also subject to the forfeiture of a bank guarantee provided by Ellomay PS in the amount of approximately NIS 2,145 thousand (approximately €500 thousand) and of an additional amount of approximately NIS 1,000 thousand (approximately €230 thousand) out of bank guarantees Ellomay PS will be required to provide in connection with the extension.

Dorad Energy Ltd.

Financial Statements

As at December 31, 2018

Dorad Energy Ltd.

Financial Statements as at December 31, 2018

Contents

Somekh Chaikin
KPMG Millennium Tower
17 Ha’arba’a Street, PO Box 609
Tel Aviv 61006, Israel
+972 3 684 8000
Independent Auditors’ Report

The Board of Directors
 Dorad Energy Ltd.

Report on the Financial Statements
We have audited the accompanying financial statements of Dorad Energy Ltd., which comprise the statements of financial position as of December 31, 2018 and 2017, and the related statements of profit or loss, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2018, and the related notes to the financial statements.

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
We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dorad Energy Ltd. as of December 31, 2018 and 2017, and its financial performance and its cash flows for each of the years in the three-year period ended December 31, 2018 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ Somekh Chaikin
Somekh Chaikin
Certified Public Accountants (Israel)
 Member Firm of KPMG International

Tel Aviv
 February 24, 2019

Dorad Energy Ltd.

Statements of Financial Position

		December 31	December 31
		2018	2017
	Note	NIS thousands	NIS thousands
Current assets
Cash and cash equivalents	4	117,220	184,182
Trade receivables		297,997	330,397
Other receivables	5	56,417	83,289
Financial derivatives		387	-
Total current assets		472,021	597,868

Non-current assets
Restricted deposit	11A1B	431,096	405,306
Prepaid expenses	11A2, 11A5	41,704	43,821
Fixed assets	6	3,869,800	4,009,008
Intangible assets		3,265	6,097
Total non-current assets		4,345,865	4,464,232

Total assets		4,817,886	5,062,100

Current liabilities
Current maturities of loans from banks	7	217,254	203,819
Current maturity of loans from related parties	9	17,805	140,464
Trade payables		340,829	415,798
Other payables	8	5,966	5,649
Financial derivatives		-	1,191
Total current liabilities		581,854	766,921

Non-current liabilities
Loans from banks	7	3,016,582	3,187,873
Loans from related parties	9	-	54,764
Provision for dismantling and restoration		35,497	36,239
Deferred tax liabilities, net	10	122,803	89,298
Liabilities for employee benefits, net		160	160
Total non-current liabilities		3,175,042	3,368,334

Equity	12
Share capital		11	11
Share premium		642,199	642,199
Capital reserve for activities with controlling shareholders		3,748	3,748
Retained earnings		415,032	280,887

Total equity		1,060,990	926,845

Total liabilities and equity		4,817,886	5,062,100

/s/ Erez Halfon	/s/ Eli Asulin	/s/ David Bitton
Erez Halfon	Eli Asulin	David Bitton
Chairman of the	Chief Executive Officer	Chief Financial Officer
Board of Directors

Date of approval of the financial statements February 24, 2019

The accompanying notes are an integral part of the financial statements.

Dorad Energy Ltd.

Statements of Profit or Loss

		Year ended December 31,
		2018	2017	2016
	Note	NIS thousands	NIS thousands	NIS thousands
Revenues		2,628,607	2,523,263	2,299,565

Operating costs of the power plant
Energy costs		687,431	616,221	550,401
Electricity purchase and infrastructure services		1,194,948	1,212,431	1,104,826
Depreciation and amortization		217,795	208,705	209,057
Other operating costs		136,705	122,345	141,132

Total cost of power plant		2,236,879	2,159,702	2,005,416

Profit from operating the power plant		391,728	363,561	294,149

General and administrative expenses	13	20,740	18,712	19,178

Operating profit		370,988	344,849	274,971

Financing income		24,650	3,195	7,025
Financing expenses		227,988	245,122	226,054

Financing expenses, net	14	203,338	241,927	219,029

Profit before taxes on income		167,650	102,922	55,942

Taxes on income	10	33,505	23,681	4,736

Profit for the year		134,145	79,241	51,206

The accompanying notes are an integral part of the financial statements.

Dorad Energy Ltd.

Statements of Changes in Equity

			Capital
			reserve for
			activities with
		Share	controlling	Retained
	Share capital	premium	shareholders	earnings	Total equity
	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands
For the year ended December 31, 2018	11	642,199	3,748	280,887	926,845

Balance as at January 1, 2018

Profit for the year	-	-	-	134,145	134,145

Balance as at December 31, 2018	11	642,199	3,748	415,032	1,060,990

For the year ended December 31, 2017

Balance as at January 1, 2017	11	642,199	3,748	201,646	847,604

Profit for the year	-	-	-	79,241	79,241

Balance as at December 31, 2017	11	642,199	3,748	280,887	926,845

For the year ended December 31, 2016

Balance as at January 1, 2016	11	642,199	3,748	150,440	796,398

Profit for the year	-	-	-	51,206	51,206

Balance as at December 31, 2016	11	642,199	3,748	201,646	847,604

The accompanying notes are an integral part of the financial statements.

Dorad Energy Ltd.

Statements of Cash Flows

	Year ended December 31,
	2018	2017	2016
	NIS thousands	NIS thousands	NIS thousands
Cash flows from operating activities:
Profit for the year	134,145	79,241	51,206
Adjustments:
Depreciation, amortization and fuel consumption	223,028	286,542	238,484
Taxes on income	33,505	23,681	4,736
Financing expenses, net	203,338	241,927	219,029
	459,871	552,150	462,249

Change in trade receivables	32,536	(35,465)	(14,761)
Change in other receivables	6,119	(84,857)	(5,179)
Change in trade payables	(81,273)	123,045	48,807
Change in other payables	304	(2,669)	677
	(42,314)	54	29,544

Net cash provided by operating activities	551,702	631,445	542,999

Cash flows from investing activities:
Proceeds from (payment for) settlement of financial derivatives	9,957	(10,596)	(2,017)
Release of pledged deposits	-	-	29,486
Insurance proceeds in respect of damage to fixed asset	20,619	38,742	-
Investment in long-term restricted deposits	(12,158)	(34,000)	(143,891)
Release of long-term restricted deposit	-	25,790	70,000
Long-term prepaid expenses	-	-	(1,056)
Investment in fixed assets	(79,855)	(121,361)	(25,415)
Investment in intangible assets	(222)	(413)	(2,804)
Interest received	3,497	1,268	624

Net cash used in investing activities	(58,162)	(100,570)	(75,073)

Cash flows from financing activities:
Receipt of long-term loans from related parties	-	-	16,689
Receipt of long-term loans from banks	-	-	242,772
Repayment of loans from related parties	(160,326)	(39,628)	(147,219)
Repayment of loans from banks	(181,970)	(161,668)	(143,896)
Interest paid	(220,765)	(227,530)	(408,071)

Net cash used in financing activities	(563,061)	(428,826)	(439,725)

Net increase (decrease) in cash and cash equivalents	(69,521)	102,049	28,201

Effect of exchange rate fluctuations on cash and
cash equivalents	2,559	1,166	872
Cash and cash equivalents at beginning of year	184,182	80,967	51,894

Cash and cash equivalents at end of year	117,220	184,182	80,967

The accompanying notes are an integral part of the financial statements.

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2018

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
Edelcom Ltd. (hereinafter – Edelcom) – 18.75%

B.            Definitions

In this financial statement

•	Related party as defined in International Accounting Standard (2009) 24 regarding related parties.

•	Interested parties Within their meaning in Paragraph (1) of the definition of an “interested party” in Section 1 of the Securities Law - 1968.

•	All references to laws, regulations, court proceedings refer to the State of Israel, unless otherwise indicated.

C.	Licenses and legal environment

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

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2018

Note 1 – General (cont’d)

C.            Licenses and legal environment (cont’d)

2.
On December 19, 2016 the PUA published a summary decision regarding “Electricity Rates for Customers of IEC in 2016” which in accordance the average production component was reduced by about 0.5% as from January 1, 2017 and will remain in effect to the end of 2017. The effect of this update on the report was insignificant.

On January 15, 2018 the PUA published a decision regarding “Electricity Rates for Customers of IEC in 2018” which in accordance the average production component will increase by about 6% from January 15, 2018 and will remain in effect to the end of 2018. On December 24, 2018 the PUA published a decision regarding “Electricity Rates for Customers of IEC in 2019” which in accordance the average production component will increase by about 3% from January 1, 2019 and will remain in effect to the end of 2019, the production component is conditional on the reduction of the excise tax on coal guarantee by the Ministry of Finance.

Note 2 -  Basis of Preparation

A.            Declaration of compliance with international financial reporting standards.

These financial statements have been prepared by the Company, in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.

These financial statements were authorized for issue by the Company’s Board of Directors on February 24, 2019.

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

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2018

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

Useful lives of fixed assets and residual value
On May 19, 2014 the construction of the power plant was completed and is available for use as of this date and therefore as of this date, the depreciation of the power plant began. Accordingly, the Company examined the useful life of each significant item of fixed assets as described in Note 3C below considering the expected residual value at the end of the useful life. The estimated residual value, depreciation method and useful life, will be evaluated by the Company, at least once per reporting year and adjusted when necessary. Regarding the change in the useful life of the maintenance component in the fixed assets see note 11(14).

Impairment of assets
The Company examines at the end of each reporting year whether there have been any events or changes in circumstances that indicate impairment of fixed assets. When indication of impairment revealed the company checks whether the carrying amount of the fixed assets is recoverable out of the discounted cash flows expected from that asset or the fair value of the asset less selling costs (“net selling price”) of that asset, and if necessary an impairment provision is recorded up to the amount that is recoverable.

Assessment of the probability of contingent liabilities
The Company creates provisions or reverses provisions in respect of contingent liabilities Among other things, based on the premise whether it is more likely than not Released financial resources in respect of the commitments.

E.            Operating cycle period

The Company’s normal operating cycle is one year. As a result, current assets and current liabilities include items whose exercise date will take place in the Company’s normal operating cycle.

The accounting policies set out below have been applied consistently for all periods presented in these financial statements.

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2018

Note 2 - Basis of Preparation (cont’d)

F.             Initial implementation of new standards and interpretations

1.             International Financial Reporting Standard IFRS 9 (2014), Financial Instruments

Commencing on January 1, 2018, the Company applies IFRS 9, Financial Instruments (hereinafter - the Standard), which replaced IAS 39 Financial Instruments: Recognition and Measurement. The Company has elected to apply the Standard, effective January 1, 2018, without adjusting the comparative figures. The implementation of the Standard had no effect on the financial statements.

Classification and measurement of financial assets and financial liabilities

The Standard includes three classification groups for financial assets: amortized cost, fair value through profit or loss and fair value through other comprehensive income. In general, classification of financial assets in accordance with IFRS 9 is based on the Company's business model for the management of financial assets, as well as on the contractual cash flow characteristics of the financial assets. The Standard eliminates the previous classification groups included in IAS 39: Held-to-maturity investments, loans and receivables and financial assets available for sale. The Standard does not significantly change the Instructions of IAS 39 regarding the classification and measurement of financial liabilities.

The Standard change the impairment model of IAS 39 in the expected credit loss model. The model applies to financial assets measured at amortized cost, investments in debt instruments measured at fair value through other comprehensive income and does not apply to investments in equity instruments.

For information on changes in the principal accounting policies of the Company that occurred as a result of application of the Standard, see Note 3.B, E.

2.             International Financial Reporting Standard IFRS 15, Revenue from Contracts with Customers

Commencing on January 1, 2018, the Company has adopted, for the first time, International Financial Reporting Standard 15 ("the Standard"), which prescribes guidelines for the recognition of income. The Standard establishes two approaches to income recognition: at one-point of time or over time.

The Standard presents a new model for revenue recognition with five step customer contracts:

(1) identification of the contract with the customer.
(2) identification of separate performance obligations in the contract.
(3) Determining the transaction price.
(4) assigning the transaction price to separate execution obligations.
(5) Recognition of income upon fulfillment of the performance obligations.

The Company recognizes revenues when the customer obtains control over the goods or services that Guaranteed. The income is measured according to the amount of consideration to which the Company expects to be entitled in exchange for the transfer of goods or services Guaranteed to the customer, other than amounts collected in favor of third parties.

As part of the initial application of the Standard, the Company elected to implement the following exemptions:

(1) implementation of the cumulative effect approach only for contracts that have not yet ended as of the transition date; And
(2) An examination of the aggregate effect of changes in the contract that occurred prior to the date of initial application, instead of examining each change separately.

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2018

Note 2 - Basis of Preparation (cont’d)

F.             Initial implementation of new standards and interpretations (cont’d)

2.             International Financial Reporting Standard IFRS 15, Revenue from Contracts with Customers (cont’d)

In addition, the Standard provides new and broader disclosure requirements than those existing today.

The Company chose to implement the standard in the cumulative effect approach. The implementation of the Standard had no effect on the financial statements. According to the Company's examination, the customers presented in the statement of financial position meet the definition of debtors as defined in the standard.

For information on changes in the main accounting policies of the Company that occurred as a result of application of the standard, see Note 3.I.

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

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2018

Note 3 - Significant Accounting Policies (cont’d)

B.            Financial instruments

1.            Non-derivative financial assets

The following is the Company's policy regarding financial instruments implemented as of January 1, 2018 following the implementation of IFRS 9:

Classification and measurement of financial assets and financial liabilities initial Recognition and measurement

The Company first recognizes customers at the time of their creation. The rest of the financial assets and financial liabilities are initially recognized on the date that the Company becomes a party to the contractual terms of the instrument. In general, a financial asset or financial liability is initially measured at fair value plus, in the case of a financial asset or a financial liability not presented at fair value through profit and loss, transaction costs directly attributable to the acquisition or issue of the financial asset or financial liability. A customer that does not include a significant financing component is initially measured at the transaction price.

Financial assets - classification and subsequent measurement

The Company has balances of trade receivables and other receivables held within the framework of a business model whose objective is the collection of contractual cash flows. The contractual cash flows in respect of these financial assets include only principal and interest payments reflecting consideration for the time value of the money and the credit risk. Accordingly, these financial assets are measured at amortized cost.

Accounting policy applied in the periods preceding January 1, 2018:

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

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2018

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

Offset of financial instruments
Financial assets and liabilities are offset, and the net amount presented in the statement of financial position when, and only when, the Company currently has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2018

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

Notes to the Financial Statements as at December 31, 2018

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

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2018

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

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2018

Note 3 - Significant Accounting Policies (cont’d)

E.            Impairment

1)	Non derivative financial assets

The following is the Company policy regarding impairment in respect of financial assets implemented as of January 1, 2018, following the implementation of IFRS 9:

Impaired financial assets due to credit risk at each reporting date, the Company estimates whether financial assets measured at amortized cost have become impaired due to credit risk. A financial asset is impaired due to credit risk when one or more of the events that have a negative effect on the future cash flows estimated in respect of this financial asset occurred.

Accounting policy applied in the periods preceding January 1, 2018:

Impairment of a financial asset that is not presented at fair value through profit or loss is examined when there is objective evidence that a loss event occurred after the initial recognition of the asset and that this loss event had a negative impact on the estimated future cash flows of the asset that can be reliably estimated.

Treatment of impairment losses on financial assets measured at amortized cost

An impairment loss on a financial asset measured at amortized cost is calculated as the difference between the carrying amount of the asset and the present value of the estimated future cash flows, discounted at the original effective interest rate of the asset. Losses are recognized to the statement of profit and loss and presented as a provision for loss against the balance of the financial asset measured at amortized cost. Interest income on impaired assets is recognized by using the interest rate used to discount the future cash flows for the purpose of measuring the impairment loss

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

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2018

Note 3 - Significant Accounting Policies (cont’d)

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

H.            Indemnification Asset

The Company recognizes indemnification assets for damages and faults caused to turbines at the power plant and for loss of profits if it is virtually certain that the indemnity will be received

I.	Revenues

The following is the Company's policy regarding recognition of income, which is implemented as of January 1, 2018 following the implementation of IFRS 15:

Revenue
The Company recognizes revenues when the customer obtains control over the goods or services that have been secured. The income is measured according to the amount of consideration to which the Company expects to be entitled in exchange for the transfer of goods or services promised to the customer, other than amounts collected in favor of third parties.

Determination of transaction price
The price of the transaction is the amount of consideration to which the Company expects to be entitled in return for the transfer of goods or services promised to the customer, other than amounts collected in favor of third parties.

Accounting policy applied in the periods preceding January 1, 2018:
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

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2018

Note 3 - Significant Accounting Policies (cont’d)

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

K             Defined contribution plans

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

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2018

Note 3 - Significant Accounting Policies (cont’d)

N.            Transactions with controlling shareholder

Assets and liabilities included in a transaction with a controlling shareholder are measured at fair value on the date of the transaction. As the transaction is on the equity level, the Company includes the difference between the fair value and the consideration from the transaction in its equity.

O.           New standards and interpretations not yet adopted

(1)	IFRS 16, Leases

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

IFRS 16 is applicable for annual periods as of January 1, 2019.

The Company intends to adopt the Standard as of January 1, 2019 in the cumulative effect approach, without correcting comparative figures.

Expected effect

The Company plans to elect to apply the transitional provision of recognizing a lease liability at the date of initial application, for all the leases that award it control over the use of identified assets for a specified period of time, and except for when the Company has elected to apply the standard’s expedients as aforesaid, according to the present value of the future lease payments discounted at the incremental borrowing rate of the lessee at that date, and concurrently recognizing a right-of-use asset at the same amount of the liability, adjusted for any prepaid or accrued lease payments that were recognized as an asset or liability before the date of initial application. Therefore, application of the standard is not expected to have an effect on the balance of retained earnings at the date of initial application. These changes are expected to result in an increase of NIS 54 million in the balance of right-of-use assets at the date of initial application and an increase of NIS 54 million in the balance of the lease liability at the date of initial application. Accordingly, depreciation and amortization expenses will be recognized in subsequent periods in respect of the right-of-use asset, and the need for recognizing impairment of the right-of-use asset will be examined in accordance with IAS 36. Furthermore, financing expenses will be recognized in respect of the lease liability. Therefore, as from the date of initial application and in subsequent periods, depreciation expenses and financing expenses will be recognized instead of lease expenses relating to assets leased under an operating lease, which were presented as part of the general and administrative expenses item in the income statement.

In addition, the nominal discount rates used for measuring the lease liability are in the range of 2.81% to 3.81%. This range is affected by differences in the length of the lease term, differences between the various groups of assets, different discount rates of the company.

The Company expects a change in principal financial ratios such as: an increase in the leverage ratio, a decrease in the interest coverage ratio and a decrease in the current ratio. The Company does not expect that its ability to satisfy financial covenants applicable to it as described in Note 15 regarding financial instrument, will be affected by these changes in financial ratios.

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2018

Note 4 - Cash and Cash Equivalents

	December 31
	2018	2017
	NIS thousands	NIS thousands
Balance in banks	6	6
Deposits on demand (*)	117,214	184,176

	117,220	184,182

(*)          Deposits on demand bear interest rate of 0.1%.

Note 5 - Other Receivables

	December 31
	2018	2017
	NIS thousands	NIS thousands
Government institutions	4,838	6,656
Receivables for warranty and insurance	31,206	55,921
Advances to suppliers and prepaid expenses	20,373	20,712

	56,417	83,289

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2018

Note 6 - Fixed Assets

A.            Composition

		Furniture	Leasehold
	Power plant	and equipment	improvements	Total
	NIS thousands
Cost
Balance as at January 1, 2017	4,730,243	2,496	736	4,733,475
Additions	128,513	42	-	128,555
Disposals	(59,190)	-	-	(59,190)
Balance as at December 31, 2017	4,799,566	2,538	736	4,802,840
Additions	78,479	184	8	78,671
Disposals	-	-	-	-
Balance as at December 31, 2018	4,878,045	2,722	744	4,881,511

Depreciation
Balance as at January 1, 2017	561,431	1,702	191	563,324
Additions	251,294	347	74	251,715
Disposals	(21,207)	-	-	(21,207)
Balance as at December 31, 2017	791,518	2,049	265	793,832
Additions	217,683	122	74	217,879
Disposals	-	-	-	-
Balance as at December 31, 2018	1,009,201	2,171	339	1,011,711
Carrying amounts
As at January 1, 2017	4,168,812	749	545	4,170,151
As at December 31, 2017	4,008,048	489	471	4,009,008
As at December 31, 2018	3,868,844	551	405	3,869,800

B.            Security

See Note 11C regarding a lien on the Company’s assets that serves as security for the liabilities of the Company and the shareholders.

C.            Provision for restoration and dismantling

Net decrease in the provision arising from changes of the interest rate in the amount of about NIS 1.2 million was deducted against the fixed asset. Increase in the time value of the provision in the amount of about NIS 0.4 million was recognized within profit and loss as financing expenses.

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2018

Note 7 - Loans from Banks

Presented hereunder are contractual terms of the bank loans of the company and its carrying amounts. For further information regarding the company’s exposure to interest rate risks and liquidity risks see Note 14 – financial instruments.

Details regarding interest rates and linkage*

			Carrying amount as at December 31
	Currency and linkage base	Effective interest	2018	2017
		%	NIS thousands	NIS thousands
Loans from banks	CPI-linked	5.29%-5.1%	3,233,836	3,391,692
Less current maturities (including interest as at December 31)	NIS		217,254	203,819

			3,016,582	3,187,873

*   See also Note 11A(1) regarding credit terms and financial covenants.

1.	On February 14, 2018, the rating company announced that it would raise the rating to the

Company senior debt. As a result of the increase in the rating and in accordance with the financing agreements with the financing entities, The Annual interest rate on the balance of the loan decreased by 0.4% as of July 13, 2018.

Note 8 - Other Payables

	December 31
	2018	2017
	NIS thousands	NIS thousands
Accrued expenses (*)	5,100	4,555
Other payables	866	1,094

	5,966	5,649

(*) Including other payables due to related and interested parties	733	680

Note 9 - Loans from Related Parties

	December 31
	2018	2017
	NIS thousands	NIS thousands
Shareholders(1)
Eilat-Ashkelon Infrastructure Services Ltd. (2)	7,568	74,011
Zorlu Enerji Elektrik Uretim A.S. (2)	1,523	46,176
U. Dori Energy Infrastructure Ltd. (2)	3,565	36,809
Edelcom Ltd. (2)	5,149	38,232
	17,805	195,228
Less current maturities (2)	17,805	140,464

	-	54,764

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2018

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

2.
According to the financing agreements, two years after the date of commercial operation, and subject to the Company’s compliance with financial covenants and other commitments as specified in the agreement, it will be possible to repay shareholders’ loans. During 2018 the company repaid amount of NIS 190 million, NIS 30 million is repayment of interest and linkage differentials and the remaining balance of NIS 160 million is principle repayment. During 2017 the Company repaid amount of NIS 50 million, NIS 10 million is repayment of interest and linkage differentials and the remaining balance of NIS 40 million is principle repayment. The Company expects to comply with the financial covenants and commitments provided in the financing agreements. The company expect to repay an additional shareholders loan in the amount of NIS 18 million. Considering the above, the Company classified NIS 18 million as current maturities in the financial statements as at December 31, 2018.

Note 10 - Income Tax

A.            Details regarding the tax environment of the Company

(1)	Presented hereunder are the tax rates relevant to the Company in the years 2016-2018:

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

As a result of the reduction in the tax rate to 23% in two steps, the deferred tax balances as at December 31, 2018 were calculated according to the new tax rate specified in the Economic Efficiency Law (Legislative Amendments for Achieving Budget Objectives in the Years 2017 and 2018), at the tax rate expected to apply on the date of reversal.

Deferred taxes for the reported periods are calculated according to the tax rates presented above.

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2018

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

(3)	The Company is an “Industrial Company” as defined in the Encouragement of Industry (Taxes) 1969 and accordingly is entitled to certain benefits including accelerated depreciation.

B.            Composition of income tax expense

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2018	2017	2016
	NIS thousands	NIS thousands	NIS thousands

Deferred tax expense	33,505	23,681	4,736

C.	Deferred tax liabilities and assets recognized

The deferred taxes are calculated using the tax rate expected to apply when reversed as described above. Changes in the tax liabilities and assets are attributed to the following items:

		Provisions
		and other
		timing	Tax losses
	Fixed assets	differences	carried forward	Total
	NIS thousands

Balance of deferred tax asset (liability) as at January 1, 2017	(353,050)	8,831	278,602	(65,617)

Changes recognized in the profit and loss statements	(135,287)	574	110,002	(24,711)
impact of decrease in tax rate	5,636	(23)	(4,583)	1,030
	(129,651)	551	105,419	(23,681)

Balance of deferred tax asset (liability) as at December 31, 2017	(482,701)	9,382	384,021	(89,298)

Changes recognized in the profit and loss statements	(129,825)	(838)	97,158	(33,505)
	(129,825)	(838)	97,158	(33,505)

Balance of deferred tax asset (liability) as at December 31, 2018	(612,526)	8,544	481,179	(122,803)

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2018

Note 10 - Income Tax (cont’d)

D.            Reconciliation between the theoretical tax on the pre-tax profit and the tax expense.

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2018	2017	2016
	NIS thousands	NIS thousands	NIS thousands
Profit before taxes on income	167,650	102,922	55,942

Statutory tax rate of the company	23%	24%	25%

Tax calculated according to the Company’s statutory tax rate	38,559	24,701	13,985

creation of deferred taxes in respect of losses from previous years for which no deferred taxes were recorded in the past	(5,092)	-	-

Impact of decrease in tax rate	-	(1,030)	(9,154)

Non-deductible expenses and others	38	10	(95)

Income tax expense	33,505	23,681	4,736

E.	Tax losses carried forward

The total amount of forward losses from business as at December 31, 2018 is about NIS 2,092 million (as of December 31, 2017 – NIS 1,669 million). The Company has recorded deferred taxes in respect of these losses, since the Company expects to utilize them against taxable income for tax purposes that will be created for the Company in the foreseeable future.

F.	Tax assessments

The Company has not yet received tax assessments since its establishment. Although, the company has final tax assessments up to and including the year ended December 31, 2013 (subject to the limitations prescribed by law).

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2018

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

As at December 31, 2018, in accordance with the expected Company cash flow, the Company is in compliance with the above coverage ratios.

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

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2018

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

The main fund reserves are a debt service fund, a heavy maintenance fund, a fund for regulation fines guarantees and a distribution fund.

As at December 31, 2018, the deposits for the fund reserves sums to: NIS 202 million debt service reserve, NIS 98 million in the major maintenance fund, NIS 116 million in the distribution fund and NIS 15 million in the fines and regulation fund. These amounts are classified in the statement of financial position as “long‑term restricted deposits”.

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

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2018

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

4.	Gas Pipeline Agreement

On November 25, 2010, the Company signed a standard agreement approved by the Gas Authority according to which in accordance the government company Israel Natural Gas Lines Ltd. (“INGL”) connected the power plant to the natural gas pipeline. Dorad paid connection fees in the amount of NIS 47 million which was recognized as prepaid expenses classified under non-current assets and will be amortized over the operating period. In addition, according to the agreement, Dorad is obligated to pay INGL Commencing from the date of end of the connection in November 2013, a monthly payment for the capacity in the pipeline and a variable payment for gas flowing through the pipeline.

5.             Petrol Storage agreement

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

EAPC are the controlling shareholder - of Eilat Ashkelon Infrastructure Services Ltd. who are an interested party and related party, see Note 16.

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2018

Note 11 - Contingent Liabilities, Commitments and Guarantees (cont’d)

A.	Commitments (cont’d)

6.	Agreement to purchase natural gas

On October 15, 2012 the Company entered into an agreement with the partners in the Tamar license (“Tamar”) by which, subject to the fulfillment of suspense conditions provided in the agreement, the Company will purchase natural gas from Tamar for operating the power plant it is constructing in Ashkelon.

As of December 31, 2014, the financial scope of the Company commitment to purchase gas from the date of its flow, as defined in the agreement, to the actual consumption of gas is estimated at NIS 100,800 thousand, this commitment was not recognized in the Company books. However, in accordance with the agreement, if the Company does not actually consume the minimum quantity it has undertaken, it will be required to consume this quantity, in addition to the minimum gas quantity to which the Company is obligated each year during the following three years.

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

8.             Property tax assessments in respect of the station

The Company sign a settlement agreement with Ashkelon Municipality according to which the annual municipal tax rate Until the year 2025 including was determined.

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2018

Note 11 - Contingent Liabilities, Commitments and Guarantees (cont’d)

A.            Commitments (cont’d)

9.            Claims by Dori Energy, Zorlu and Edelcom

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

It is noted that the motion for approval of a derivative claim as well as the amended motion for approval of a derivative claim that was attached to the motion for amendment, do not include any monetary relief rather request that the court give the representatives permission to split the relief so that they may file a separate monetary claim in the future on behalf of Dorad with respect to Dorad financial damages, after they receive all the documents and information they are requesting.

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

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2018

Note 11 - Contingent Liabilities, Commitments and Guarantees (cont’d)

A.	Commitments (cont’d)

9.            Claims by Dori Energy, Zorlu and Edelcom (cont’d)

a)	Petition to Approve a Derivative Claim filed by Dori Energy and Hemi Raphael (cont’d)

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

c)	Petition to Approve a Derivative Claim filed by Edelcom

On July 25, 2016, Edelcom submitted an application for approval of a derivative claim on behalf of the Company against Amos Luzon group, currently set Amos Luzon Development and Energy Ltd. (hereinafter: “the Dori Group”), Dori Energy and Ellomay Clean Energy Ltd. (hereinafter: “Ellomay”). Edelcom’s claim is about an entrepreneurship agreement that was signed on November 25, 2010 between the Company and Dori Group, pursuant to which in consideration for the management and entrepreneurship services of the power station project the Dori Group received from the Company payment in the amount of NIS 49.4 million and it undertook to continue holding, directly or indirectly, at least 10% of the Company’s share capital for a period of 12 months from the date the power station is handed over to the Company by the construction contractor (hereinafter and respectively: “the entrepreneurship agreement” and “the entrepreneurship fee”). According to Edelcom, Dori Group’s holdings in the Company are through Dori Energy, which on November 25, 2010 entered into a triangular investment agreement between Dori Energy, Ellomay and the Dori Group (hereinafter: “the Dori Energy investment agreement”).In addition, according to Edelcom, when the Dori Energy investment .

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2018

Note 11 - Contingent Liabilities, Commitments and Guarantees (cont’d)

A.	Commitments (cont’d)

9.            Claims by Dori Energy, Zorlu and Edelcom (cont’d)

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

The parties agreed that this claim will be transferred to the arbitration proceedings. On March 28, 2018, Zorlu and Edelcom filed a motion to remove the arbitrator from its position. On October 22, 2018, the District Court rejected the demand that the arbitrator be removed from its position. On February 12, 2019, the Supreme Court accepted the appeal of Zorlu and Edelcom and the arbitrator was removed from its position.

In the Company's estimation, based on the opinion of its legal counsel, at this stage cannot intelligently assess the results of the arbitration proceedings.

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2018

Note 11 - Contingent Liabilities, Commitments and Guarantees (cont’d)

A.	Commitments (cont’d)

10.          Faults in production units

In 2016 damages were discovered in two of the 12 gas turbines of the Company's power plant in a manner that these turbines were temporarily got out of service. In 2017 damages were discovered in additional three gas turbines. Until the turbines are repaired, the Company leases, as necessary, alternative turbines in a manner that to the Company's estimation, the operating activity is not expected to be a materially affected. In 2016 the Company recognized an indemnification property in the amount of USD 4.4 million regarding the damaged turbines and in 2017 the Company recognized an additional indemnification property in the amount of USD 20.9 million. In 2017 the company received from the insurance company an amount of USD 12.2 million regarding these indemnification properties. In 2018 the company received additional amount of USD 9.4 million. The Company estimates that it has an adequate insurance coverage for the consequences of the mentioned damages, and it is expected that the company will receive the full balance amount of USD 3.7 million. On November 21, 2018, a malfunction was discovered in the generator of one of the two steam turbines of the power station as a result that turbine was temporarily out of use until its repair in February 2019. This failure did not have materially effect on the Company operations.

11.          Petition of the Forum of Private Electricity Producers

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

On January 4, 2018, the State submitted a notice stating that the state consultation with the IEC and the workers representatives regarding the reform in the outline of the IEC, and regarding the guidelines of the planned outline of workers’ rights, has progressed significantly but has not yet reached collective agreements. Therefore, the State requested that the dates for the filing of arguments in the case extended. The court ordered the state to submit an update notice by May 27, 2018. On June 3, 2018, the State reached a collective agreement between IEC and the” New Histadrut” as a result, On July 4, 2018, the Court rejected the Forum's petition.

12.          Acquisition of natural gas

On October 30, 2017, the Company signed an agreement with Energian Israel Ltd. regarding the acquisition of natural gas, in a cumulative volume of approximately 6 BCM over a period of 14 years, from the Karish and Tanin reserves held by them and whose completion is expected to be by the end of 2020. The company will purchase about half of the gas required to operate the company power plant, the rest of the demand will continue to be supplied by Tamar. According to the agreement, if the Company does not actually consume the minimum quantity it has undertaken, it will be forced to consume this quantity. On November 2018, all the suspending conditions included in the agreement were fulfilled.

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2018

Note 11 - Contingent Liabilities, Commitments and Guarantees (cont’d)

A.	Commitments (cont’d)

13.          PUA decision on regulating the use of fuels in the electricity sector

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

In addition, in the framework of that decision, an arrangement was set for the use of fuels for the implementation of a general loading plan whereby the system administrator should semi-annually plan the total quantity of diesel and liquid natural gas required for the electricity sector so that liquid natural gas (if required) will be allocated to the producer with the most expensive gas agreement, and diesel will be allocated according to the relative share of that facility out of the total production of dual-fuel facilities in the electricity sector in the previous calendar year. The aforesaid regulation also defines the required availability of producers for the use of diesel fuel and states that the sale of gas by the IEC to gas consumers outside of the electricity sector will not take place at times when there is a shortage of gas in the electricity sector. The Company estimates that no more extensive operation of diesel fuel is expected than in previous periods

14.          bringing forward turbines maintenance

In 2017, the Company decided to bring forward the maintenance of the gas turbines, some of which were carried out in 2017 and some were advanced and carried out during 2018. Accordingly, the Company updated in 2017 the useful life of the fixed assets in respect of the maintenance components of these turbines and recorded in 2018 additional depreciation expenses in the accounting books Of NIS 2 million (2017 NIS 20.1 million).

B.            Bank guarantees

As at the date of the report, the Company provided, through its shareholders, based on their proportionate holdings in the Company and pursuant by the financing agreements bank guarantees to INGL, the Public Utilities Authority (“PUA”), for purposes of compliance with the terms of the licenses granted to the Company, and in favor of the System Management Unit in the Electric Company, as required under the Company’s agreement with the Electric Company, and in accordance with the guidelines published by the PUA. Subsequent to the date of the report, on January 2018, there was an update to the amount of the guarantee provided to system manager whereas the total updated amount is NIS 154 million.

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2018

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

Note 12 - Share Capital

Composition of the share capital in nominal values:

	Number of shares
	December 31
	Authorized	Issued and paid-in	Issued and paid-in
		2018	2017

Ordinary shares of NIS 1 par value	500,000	10,640	10,640

See Note 11A(1)(a) regarding an issuance of shares against a conversion of loans into equity.

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2018

Note 13 - General and Administrative Expenses

	For the year ended December 31
	2018	2017	2016
	NIS thousands
Wages and related expenses	11,141	9,562	9,407
Rental and office maintenance	2,971	2,805	2,233
Profession services	6,268	5,800	6,592
Depreciation	196	420	755
Other	164	125	191

	20,740	18,712	19,178

Note 14 - Financing Income and Expenses, Net

	Year ended December 31
	2018	2017	2016
	NIS thousands
Financing income
Revaluation of derivatives	11,536	-	-
Net foreign exchange gain	9,753	-	3,944
Other	3,361	3,195	3,081

	24,650	3,195	7,025

Financing expenses
Revaluation of derivatives	-	11,788	2,663
Interest expense on bank loans	212,367	200,883	186,139
Interest expense on loans from related parties	12,577	18,676	35,267
Net foreign exchange loss	-	12,452	-
Bank commissions	2,581	785	1,455
Other financing expenses	463	538	530

	227,988	245,122	226,054

Net financing expenses	203,338	241,927	219,029

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2018

Note 15 - Financial Instruments

A.	Overview

The Company has exposure to the following risks from its use of financial instruments:

—	Credit risk
—	Liquidity risk
—	Market risk

This note presents quantitative and qualitative information about the Company’s exposure to each of the above risks, and the Company’s objectives, policies and processes for measuring and managing risk.

In order to manage these risks and as described hereunder, the Company executes transactions in derivative financial instruments. Presented hereunder is the composition of the derivatives:

	December 31
	2018	2017
	NIS thousands
Derivatives presented under current liability
Forward exchange contracts used for economic hedge	387	(1,191)

B.	Risk management framework

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

Cash and cash equivalents
As at December 31, 2018, the Company has cash and cash equivalents in the amount of NIS 117,220 thousand (December 31, 2017 - NIS 184,182 thousand). The Company’s cash and cash equivalents are deposited with a financial institution having a high credit rating (international rating scale).

Restricted deposits
As at December 31, 2018 the Company has deposits in the amount of NIS 431,096 thousand that are restricted according to the financing agreements (December 31, 2017 – NIS 405,306 thousand). The Company’s restricted deposits are held with a financial institution having a high credit rating (international rating scale).

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2018

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

As at December 31, 2018 no impairment was recorded.

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

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2018

Notes to the Financial Statements as at December 31, 2018

Note 15 - Financial Instruments (cont’d)

D.	Liquidity risk (cont’d)

The following are the contractual maturities of financial liabilities at undiscounted amounts and based on the rates at the reporting date, including estimated interest payments.

	December 31, 2018
	Carrying	Contractual	6 months				More than
	amount	cash flows	or less	6-12 months	1-2 years	2-5 years	5 years
	NIS thousands
Non-derivative financial liabilities

Trade payables	340,829	340,829	340,829	-	-	-	-

Other payables	5,104	5,104	5,104	-	-	-	-

Loans from banks	3,233,836	4,233,003	187,591	170,723	355,021	1,093,388	2,426,280

Loans from related parties	17,805	19,585	-	19,585	-	-	-

	3,597,574	4,598,521	533,524	190,308	355,021	1,093,388	2,426,280

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2018

Note 15 - Financial Instruments (cont’d)

D.	Liquidity risk (cont’d)

	December 31, 2017
	Carrying	Contractual	6 months				More than
	amount	cash flows	or less	6-12 months	1-2 years	2-5 years	5 years
	NIS thousands
Non-derivative financial liabilities

Trade payables	415,798	415,798	415,798	-	-	-	-

Other payables	2,264	2,264	2,264	-	-	-	-

Loans from banks	3,391,692	4,690,040	189,589	176,932	371,251	1,126,690	2,825,578

Loans from related parties	195,228	225,275	140,464	-	84,811	-	-

	4,004,982	5,333,377	748,115	176,932	456,062	1,126,690	2,825,578

E.	Market risk

Market risk is the risk that changes in market prices will affect the Company’s income. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.

As of December 31, 2018, and since the beginning of commercial operation of the power plant, the management estimates that the main risks are changes in regulations applicable to the area of operations as approved by the electricity authority, a change in the gas purchase costs and other changes in the electricity and gas market, political and security events.

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2018

Note 15 - Financial Instruments (cont’d)

E.	Market risk (Cont'd)

(1)	Linkage and foreign currency risk

As a result of the Company's agreement with the construction contractor, maintenance contractor and the gas suppliers, as described in Note 11, the Company is exposed to changes in the dollar/NIS exchange rate. In order to reduce this exposure, the Company entered into forward transactions to purchase dollars for NIS. As a result of loans from banks and shareholders that are linked to the CPI, the Company is exposed to changes in the CPI.

(a)	The exposure to linkage and foreign currency risk

The Company's exposure to linkage and foreign currency risk is as follows:

	December 31, 2018
	Non-financial	Unlinked	CPI-linked	US Dollar	EURO	Total
	NIS thousand

Financial assets and financial
liabilities:
Current assets:
Cash and cash equivalents	-	115,969	-	1,251	-	117,220
Trade receivables (*)	-	297,997	-	-	-	297,997
Other receivables	56,417	-	-	-	-	56,417
Financial derivatives	-	-	-	387	-	387

Non-current assets:
Restricted deposits	-	291,015	-	140,081	-	431,096
Prepaid expenses	41,704	-	-	-	-	41,704
Fixed assets	3,869,800	-	-	-	-	3,869,800
Intangible assets	3,265	-	-	-	-	3,265

Current liabilities:
Current maturities of loans
from banks	-	-	217,254	-	-	217,254
Current maturities of loans
from related parties	-	-	17,805	-	-	17,805
Trade payables	-	292,171	-	48,658	-	340,829
Other accounts payable	861	3,837	-	1,268	-	5,966

Non-current liabilities:
Loans from banks	-	-	3,016,582	-	-	3,016,582
Provisions for dismantling
and restoration	35,497	-	-	-	-	35,497
Deferred tax liabilities	122,803	-	-	-	-	122,803
Liabilities for employee
benefits, net	160	-	-	-	-	160
Total exposure in statement
of financial position
in respect of financial assets
and financial liabilities	3,811,865	408,973	(3,251,641)	91,793	-	1,060,990

(*) Trade receivables includes accrued income from customers in the amount of about NIS 258 million.

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2018

Note 15 - Financial Instruments (cont’d)

E.	Market risk (cont’d)

(1)	Linkage and foreign currency risks (cont’d)

(a)	The exposure to linkage and foreign currency risk (cont’d)

    The Company's exposure to linkage and foreign currency risk is as follows:
	December 31, 2017
	Non-financial	Unlinked	CPI-linked	US Dollar	EURO	Total
	NIS thousand

Financial assets and financial
liabilities:
Current assets:
Cash and cash equivalents	-	171,429	-	12,719	34	184,182
Trade receivables (*)		330,396	-	-	-	330,396
Other receivables	83,289	-	-	-	-	83,289

Non-current assets:
Restricted deposits	-	272,162	-	133,144	-	405,306
Prepaid expenses	43,821	-	-	-	-	43,821
Fixed assets	4,009,008	-	-	-	-	4,009,008
Intangible assets	6,097	-	-	-	-	6,097

Current liabilities:
Current maturities of loans
from banks	-	-	203,819	-	-	203,819
Current maturities of loans
from related parties	-	-	140,464	-	-	140,464
Trade payables	-	350,333	-	65,465	-	415,798
Other accounts payable	3,385	1,049	-	1,215	-	5,649
Financial derivatives	-	-	-	1,191	-	1,191

Non-current liabilities:
Deferred tax liabilities	89,297	-	-	-	-	89,297
Provisions for dismantling
and restoration	36,239	-	-	-	-	36,239
Loans from banks	-	-	3,187,873	-	-	3,187,873
Long-term loans from related
parties	-	-	54,764	-	-	54,764
Liabilities for employee
benefits, net	160	-	-	-	-	160
Total exposure in statement
of financial position
in respect of financial assets
and financial liabilities	4,013,134	422,605	(3,586,920)	77,992	34	926,845

(*) Trade receivables includes accrued income from customers in the amount of about NIS 231 million.

Dorad Energy Ltd
Notes to the Financial Statements as at December 31, 2018

Note 15 - Financial Instruments (cont’d)

E.	Market risk (cont’d)

(1)	Linkage and foreign currency risks (cont’d)

(a)	The exposure to linkage and foreign currency risk (cont’d)

 The Company’s exposure to foreign currency risk due to derivative financial instruments is as follows:

	31-Dec-18
	Currency/linkage receivable	Currency/linkage payable	Principal amount in $ millions	Dates of expiration	Fair value
					NIS thousands
Instruments used Economic Hedge:
Forward foreign currency contracts	US dollars	NIS	1	28.1.19	387

	December 31, 2017
	Currency/linkage receivable	Currency/linkage payable	Principal amount in $ millions	Dates of expiration	Fair value
					NIS thousands
Instruments used Economic Hedge:				1.28.18
Forward foreign currency contracts	US dollars	NIS	30	31.12.18	(1,191)

(b)	Sensitivity analysis

A change as at December 31, 2018 in the exchange rates of the following currencies against the NIS, as indicated below, and a change in the CPI would have increased (decreased) profit or loss and equity by the amounts shown below. This analysis is based on foreign currency exchange rate and CPI variances that the Company considered to be reasonably possible at the end of the reporting period. The analysis assumes that all other variables, in particular interest rates, remain constant.

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2018

Note 15 - Financial Instruments (cont’d)

E.          Market risk (cont’d)

(1)         Linkage and foreign currency risks (cont’d)

(b)         Sensitivity analysis (cont’d)

	December 31, 2018		December 31, 2017
	Increase	Decrease	Increase	Decrease
	Profit or loss	Profit or loss	Profit or loss	Profit or loss
	NIS thousands	NIS thousands	NIS thousands	NIS thousands
Change in the exchange rate of:
5% in the US dollar (1)	4,765	(4,750)	9,490	(8,768)
10% in the U.S. dollar (1)	9,523	(9,508)	18,620	(17,897)
1% change in CPI (2)	(32,516)	32,516	(35,870)	35,870
2% change in CPI (2)	(65,033)	65,033	(71,741)	71,741

(1)	The sensitivity derives mainly from balances of cash, restricted deposits, derivatives and balances of trade and other payables in foreign currency.
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

The fair values of the financial liabilities, together with the carrying amounts shown in the statement of financial position, are as follows:

	December 31
	2018		2017
	Carrying amount	Fair value	Carrying amount	Fair value
	NIS thousands	NIS thousands	NIS thousands	NIS thousands

Long-term loans from banks (*)	3,233,836	3,320,751	3,391,692	3,657,877

(*)	Including current maturities.

(2)	Interest rates used for determining fair value

The interest rates used to discount estimated cash flows, when applicable, are based on the government yield curve at the reporting date (level 2 on fair value hierarchy) plus an adequate credit spread, and were as follows:

	December 31
	2018	2017
	%	%

Long-term loans from banks	4.3%	4.6%

(3)        Fair value hierarchy

The table below analyses financial instruments carried at fair value, by valuation method. The different levels have been defined as follows:

—	Level 1: quoted prices (unadjusted) in active markets for identical instruments
—	Level 2: inputs other than quoted prices included within Level 1 that are observable, either directly or indirectly
—	Level 3: inputs that are not based on observable market data (unobservable inputs).

	December 31, 2018
	Level 1	Level 2	Level 3	Total
	NIS thousands	NIS thousands	NIS thousands	NIS thousands
Derivatives used for hedging:
Forward foreign currency contracts	-	387	-	387

	December 31, 2017
	Level 1	Level 2	Level 3	Total
	NIS thousands	NIS thousands	NIS thousands	NIS thousands
Derivatives used for hedging:
Forward foreign currency contracts	-	(1,191)	-	(1,191)

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2018

Note 16 - Related and Interested Parties

A.          Transactions with related and interested parties

Details of transactions with related and interested parties are presented below (all the transactions are at market terms):

		Year ended December 31			December 31
		2018	2017	2016	2018	2017
Related party/Interested party	Nature of transaction	Transactions amounts		Outstanding balance

Parties having significant influence	On December 2017 the Company entered into an agreement with EZOM regarding operation and maintenance of the power plant including the purchasing of spare parts	203,050	2,542	-	3,743	6,208

Parties having significant influence	The Company entered into an agreement with EAPSS regarding operation and maintenance of the power plant including the purchasing of spare parts and repairs as from November 2012 see Note 11A(10). The payments will be made on a monthly basis throughout the period of the agreement. See Note 11A(3)) regarding a subcontracting agreement between EAPSS and Ezom Ltd.	3,291	225,325	128,147	-	26,252

Parties having significant influence	The Company entered into an agreement with Eilat Ashkelon Pipelene Company Ltd. (EAPC) regarding petrol storage services as of July 2013. The payments will be paid on a quarterly basis (see Note 11A(5)).	4,312	4,000	3,596	-	1,055

Parties having significant influence	The Company entered into a lease agreement of the land for the power plant (see Note 11A(2)).	3,892	3,881	3,892	-	-

Parties having significant influence	On March 2015, the Company entered into an agreement with EAPC for renting an operational area near to the power station	-	26	151	-	-

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2018

Note 16 - Related and Interested Parties (cont’d)

A.         Transactions with related and interested parties (cont’d)

Details of transactions with related and interested parties are presented below (all the transactions are at market terms): (cont’d)

		Year ended December 31			31-Dec
		2018	2017	2016	2018	2017
Related party/Interested party	Nature of transaction	Transactions amounts		Outstanding balance
Parties having significant influence	The Company has several agreements with related companies for the sale of electricity.	16,278	20,270	27,252	-	1,826

Related Party	The Company engage with Ramat Negev Energy for purchase electricity.	127	476	86	-	-

Key management personnel	CEO current benefits	3,256	2,959	2,113	1,061	734

B.         The liabilities of the Company to related and interested parties

	The terms of the loan				Balance as at December 31
		Term of	Interest	Linkage
	Face value	repayment	rate	base	2018	2017
	NIS thousands		%		NIS thousands

Loans from related parties (*)	17,805	(*)	10%	CPI	17,805	195,228

*   Financial expenses for loans from related parties until the date of commercial operation incurred in the loan fund. The loans would be returned in accordance with the Financing Agreements, see also Note 9. For further information regarding commitment of the shareholders to provide financing according to their relative share in the Company's shares - see Note 11(A)(1)(a).