Form 20-F
period 2019-12-31
Ellomay Capital Ltd.
filed 2020-04-07
CIK 946394

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

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

18 Rothschild Boulevard, 1st floor
Tel Aviv 6688121, Israel
(Address of principal executive offices)

Kalia Weintraub, Chief Financial Officer
Tel: +972-3-797-1111; Facsimile: +972-3-797-1122
18 Rothschild Boulevard, 1st floor
Tel Aviv 6688121, Israel
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Ordinary Shares, par value NIS 10.00 per share	ELLO	NYSE American LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Title of Class

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Title of Class

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:  11,479,0941 ordinary shares, NIS 10.00 par value per share.

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

All references to “€,” “euro” or “EUR” are to the legal currency of the European Union, or EU, all references to “NIS” or “New Israeli Shekel” are to the legal currency of Israel and all references to “$,” “dollar,” “US$,” “USD” or “U.S. dollar” are to the legal currency of the United States of America. Other than as specifically noted, all amounts translated into a different currency were translated based on the exchange rate as of December 31, 2019.

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

FORWARD-LOOKING STATEMENTS

In addition to historical information, this report on Form 20-F contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Some of the statements under “Item 3.D: Risk Factors,” “Item 4: Information on Ellomay,” “Item 5: Operating and Financial Review and Prospects” and elsewhere in this report, constitute forward-looking statements. Forward-looking statements reflect our current view about future plans, intentions or expectations. These statements relate to future events or other future financial performance, plans strategies and prospects, and are identified by terminology such as “may,” “will,” “should,” “expect,” “scheduled,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “aim,” “potential,” or “continue” or the negative of those terms or other comparable terminology, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements contained in this Report are based on current expectations and beliefs concerning future developments and the potential effects on our business. There can be no assurance that future developments actually affecting us will be those anticipated. These forward-looking statements involve a number of risks, uncertainties or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements, including the following:

•	risks related to projects that are in the development stage, among other issues due to the inability to obtain or maintain licenses or project finance;

•	our EPC contractors’ technical, professional and financial ability to construct, install, test and commission a renewable energy facility;

•
dependency on the availability of financial incentives and government subsidies and on governmental regulations for our operating renewable energy projects and the potential reduction or elimination, including retroactive amendments, of the government subsidies and economic incentives applicable to, or amendments to regulations governing the, renewable energy markets in which we operate or to which we may in the future enter;

•
our contractors’ technical, professional and financial ability to deliver on and comply with their operation and maintenance, or O&M, undertakings in connection with the operation of our renewable energy facilities;

•
the effects of the COVID-19 pandemic on the development, construction and operation of projects, including in connection with actions taken by governments and authorities, delays in construction due to quarantine and other measures, changes in regulation, changes in the price of electricity and in the consumption of electricity;

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

•
the fact that we may be deemed to be an “investment company” under the Investment Company Act of 1940 under certain circumstances (including due to the investments of assets following the sale of our business), and the risk that we may be required to take certain actions with respect to the investment of our assets or the distribution of cash to shareholders in order to avoid being deemed an “investment company”;

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

PART I

ITEM 1: Identity of Directors, Senior Management and Advisers

Not Applicable.

ITEM 2: Offer Statistics and Expected Timetable

Not Applicable.

ITEM 3: Key Information

A.           Selected Financial Data

The following tables set forth our selected consolidated financial and other financial and operating data. Historical results are not indicative of the results to be expected in the future. Our financial statements have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board. The selected consolidated financial data set forth below should be read in conjunction with and is qualified by reference to our consolidated financial statements and the related notes, as well as “Item 5: Operating and Financial Review and Prospects.” The consolidated statements of profit or loss and other comprehensive income (loss) for each of the years in the three-year period ended December 31, 2019 and the consolidated statements of financial position as of December 31, 2019 and December 31, 2018 are derived from our audited consolidated financial statements appearing elsewhere in this Report. The consolidated statements of profit or loss and other comprehensive income (loss) for each of the years in the two-year period ended December 31, 2016 and the consolidated statements of financial position data as of December 31, 2015, 2016 and 2017 are derived from our audited consolidated financial statements that are not included in this Report.

Effective December 31, 2017, we changed the presentation currency of our consolidated financial statements from the US dollar to the euro to better reflect the profile of our assets, revenues, costs and cash flows, which are primarily generated in euro, and hence, to better present our financial performance. All comparative financial information has been restated into euro in this Report.

Consolidated Statements of Profit or Loss and Other Comprehensive Income (Loss)
(in thousands except per share and share data)

	Year ended December 31,
	2019	2018	2017	2016	2015	2019
	euro					Convenience Translation into US$(1)
Revenues	18,988	18,117	13,636	11,632	12,446	21,308
Operating expenses	(6,638)	(6,342)	(2,549)	(2,082)	(2,571)	(7,449)
Depreciation and amortization expenses	(6,416)	(5,816)	(4,518)	(4,411)	(4,428)	(7,200)
Gross profit	5,934	5,959	6,569	5,139	5,447	6,659
Project development costs	(4,213)	(2,878)	*(2,739)	*(2,201)	*(1,044)	(4,728)
General and administrative expenses	(3,827)	(3,600)	*(2,420)	*(2,032)	*(2,328)	(4,295)
Share of profits of equity accounted investee	3,086	2,545	1,531	1,375	2,202	3,463
Other income (expenses), net	(2,100)	884	18	90	18	(2,357)
Capital gain	18,770	-	-	-	-	21,063

Operating profit	17,650	2,910	2,959	2,371	4,295	19,805
Financing income	1,827	2,936	1,333	263	2,061	2,050
Financing income (expenses) in connection with derivatives, net	897	494	(3,156)	636	3,192	1,007
Financing expenses	(10,877)	(5,521)	(7,405)	(3,333)	(3,177)	(12,206)
Financing income (expenses), net	(8,153)	(2,091)	(9,228)	(2,434)	2,076	(9,149)

Profit (loss) before taxes on income	9,497	819	(6,269)	(63)	6,371	10,656
Tax benefit (taxes on income)	287	(215)	(372)	(569)	1,739	322

Profit (loss) for the year	9,784	604	(6,641)	(632)	8,110	10,978

Profit (Loss) attributable to:
Owners of the Company	12,060	1,057	(6,115)	(209)	8,340	13,533
Non-controlling interests	(2,276)	(453)	(526)	(423)	(230)	(2,555)
Profit (loss) for the year	9,784	604	(6,641)	(632)	8,110	10,978

Other comprehensive income (loss) items that after initial recognition in comprehensive income (loss) were or will be transferred to profit or loss:
Foreign currency translation differences for foreign operations	2,103	(787)	(359)	692	1,104	2,360

Effective portion of change in fair value of cash flow hedges	1,076	(1,008)	(1,244)	-	-	1,207
Net change in fair value of cash flow hedges transferred to profit or loss	(1,922)	643	1,382	-	-	(2,157)
Total other comprehensive income (loss)	1,257	(1,152)	(221)	692	1,104	1,410
Total comprehensive income (loss) for the year	11,041	(548)	(6,862)	60	9,214	12,388

Basic earnings (loss) per share	1.09	0.10	(0.57)	(0.02)	0.78	1.24

Diluted earnings (loss) per share	1.09	0.10	(0.57)	(0.02)	0.78	1.24
Weighted average number of shares used for computing basic earnings (loss) per share	11,064,847	10,675,508	10,675,757	10,667,700	10,715,634	11,064,847
Weighted average number of shares used for computing diluted earnings (loss) per share	11,070,436	10,678,857	10,675,757	10,667,700	10,758,370	11,070,436

* During the year ended December 31, 2017, we changed the income statement classification of expenses related to project development from general and administrative expenses to project development costs to reflect more appropriately their nature and the way in which economic benefits are expected to be derived from the use of such costs. Comparative amounts were reclassified for consistency.

Other financial data (in thousands)

	Year ended December 31,
	2019	2018	2017	2016	2015	2019
	euro					Convenience Translation into US$(1)
EBITDA*	24,066	8,726	7,477	6,782	8,723	27,005
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

Reconciliation of Profit (Loss) to EBITDA (in thousands)

	Year ended December 31,
	2019	2018	2017	2016	2015	2019
	euro					Convenience Translation into US$(1)
Profit (loss) for the year	9,784	604	(6,641)	(632)	8,110	10,978
Financing expenses (income), net	8,153	2,091	9,228	2,434	(2,076)	9,149
Taxes on income (tax benefit)	(287)	215	372	569	(1,739)	(322)
Depreciation and amortization	6,416	5,816	4,518	4,411	4,428	7,200
EBITDA	24,066	8,726	7,477	6,782	8,723	27,005

Consolidated Statements of Financial Position Data (in thousands, except share data)

	At December 31,
	2019		2018		2017		2016		2015		2019
	euro										Convenience Translation into US$(1)
Working capital	45,436		35,675		31,286		22,402		21,515		50,986
Total assets	310,172		211,160		198,088		148,464		147,314		348,062
Total liabilities	202,606		134,203		120,588		64,093		60,872		227,356
Total equity	107,566		76,957		77,500		84,371		86,442		120,706
Capital stock	84,422	(2)	76,588	(2)	76,583	(2)	76,592	(3)	76,660	(4)	94,735	(2)
Ordinary shares outstanding	11,737,140	(2)	10,675,508	(2)	10,675,508	(2)	10,677,370	(3)	10,678,888	(4)	11,737,140	(2)
____________________________
(1)
The euro figures at December 31, 2019, and for the period then ended have been translated throughout this report into U.S. dollars using the representative exchange rate of the dollar at December 31, 2019 (euro 1 = US$1.122). The translation was made solely for convenience, is supplementary information, and is distinguished from the financial statements. The translated dollar figures should not be construed as a representation that the European currency amounts actually represent, or could be converted into, U.S. dollars.

(2)	Net of 258,046 treasury shares.
(3)	Net of 256,184 treasury shares.
(4)	Net of 254,666 treasury shares.

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

Risks Related to our Business

Risks Related to our Renewable Energy Operations

In recent years, we entered the development and entrepreneurship renewable energy market. These operations are exposed to regulatory and other development risks that may cause such projects not to enter into the construction phase and other risks that may cause damages, delays and interruptions during the construction phase, and thereby cause the total or partial loss of the project development funds invested in the project.  We are currently active in several projects in various development stages, including the construction of a 300 MW photovoltaic plant in the municipality of Talaván, Cáceres, Spain, or the Talasol Project, and the development of a prospective 156 MW pumped storage project in the Manara Cliff in Israel, or the Manara PSP. Projects in the development stages are exposed to various risks, including the inability to obtain or maintain regulatory permits and approvals, the inability to obtain project finance, upon terms economically beneficial or at all, and the inability to secure the project’s income through a hedging agreement or a PPA supported by a government or a corporation with sufficient financial capabilities, . Projects in the construction stage are exposed to various risks, including delays in the construction, interferences from third parties such as adjacent plot owners, governmental, municipal, environmental and other authorities, malfunctions in construction equipment, shortage in equipment or personnel required for the construction and damage caused by weather conditions and other factors that cannot be controlled by us. All projects in the development stages are subject to additional risks, including potential disagreements and conflicts with partners, dependency on technical consultants and surveys and risks associated with operations in foreign countries, as applicable. If any of these risks materialize, the entire project may be delayed or cancelled altogether, causing the loss of all part of the funds invested in the project development efforts. Even if we succeed in selling our rights in a project to third parties, the return of our project development expenses will likely be conditioned upon the continued development of the project by such third parties.

Our business is affected by the availability of financial incentives. The reduction or elimination of government subsidies and economic incentives could reduce our profitability and adversely impact our revenues and growth prospects.  Many countries, such as Germany, Spain, Italy, the Netherlands and Israel, introduced substantial incentives to offset the cost of renewable energy production, including photovoltaic power systems and WtE technologies in the form of Feed-in-Tariff, or FiT, or other incentives to promote the use of clean energy (including solar energy and biogas) and to reduce dependence on other forms of energy. In addition, several countries encourage manufacturers and farmers to choose waste management methods that are more environmentally-friendly, either by establishing fines on non-environmentally friendly waste management methods or by payment of incentives. These government incentives could potentially be reduced or eliminated altogether. For instance, both the Italian and Spanish governments previously revised the government incentives as described under “Business” below and in our financial statements included elsewhere in this Report. If the Spanish or Israeli governments elect to revise the existing incentive schemes, this may adversely affect the profitability of our operating photovoltaic plants, or the PV Plants. If the Dutch government revises the incentive scheme for existing or future WtE facilities to reduce the support or increase the liabilities of WtE facilities, it may adversely affect our profitability from future WtE projects in the Netherlands. Any retroactive or prospective changes in the incentive schemes in other countries may affect our business plan and potentially future projects we may be interested in developing or acquiring in such countries. In general, uncertainty about the introduction of, reduction in, or elimination of, incentives or delays or interruptions in the implementation of favorable laws could affect our profitability and potentially our ability to continue and develop new renewable energy facilities.

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

As a substantial part of our business is currently located in Europe, we are subject to additional risks that may negatively impact our operations.  We currently have substantial operations in Spain and WtE operations in the Netherlands, all of which are held by our Luxembourg subsidiary, and may make additional investments in projects located in Europe, such as the expected construction of the Talasol Project. Due to these existing operations and any additional future investments, we are subject to special considerations or risks associated with companies operating in other jurisdictions, including rules and regulations, cross currency movements, different payment cycles, tax issues, such as tax law changes and variations in tax laws as compared to Israel, cultural and language differences, crime, strikes, riots, civil disturbances, terrorist attacks and wars and deterioration of political and economic relations with Israel. Our European operations subject us to a number of these risks, as well as the requirement to comply with Italian, Spanish, Dutch and EU laws.

In June 2016, a majority of voters in the United Kingdom elected to withdraw from the EU in a national referendum (Brexit) and on January 31, 2020 it stopped being a member of the EU. The referendum and Brexit created significant uncertainty about the future relationship between the United Kingdom and the EU, and given rise for the governments of other EU member states to consider withdrawal. Our regulatory risk could increase if there were to be future divergence with the EU regime.

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

The current novel strain of coronavirus (COVID-19) and any other pandemic, epidemic or outbreak of an infectious disease may adversely affect our operations. If a pandemic, epidemic or outbreak of an infectious disease occurs in the Europe, China, Israel or elsewhere, our business may be adversely affected. In December 2019, COVID-19 was identified in Wuhan, China. This virus continues to spread globally and as of the end of March 2020, has spread to over 180 countries, including Spain and Italy, which as of the end of March 2020 had the highest numbers of deaths, and Israel. The spread of COVID-19 has resulted in the World Health Organization declaring the outbreak of COVID-19 as a “pandemic.” Many countries around the world, including Spain, Israel and Italy, have imposed quarantines and restrictions on travel and mass gatherings and curtailed and limited non-essential works in an attempt to slow the spread of the virus.

Although our operations have not thus far been materially adversely affected by the restrictions imposed by local governments and authorities in the countries in which we operate, in the event the restrictions continue our operations, including our projects under construction and development, may be adversely affected. The spread of COVID-19 and its implications may also affect our operations through changes in the prices of oil, resulting in a decrease in the electricity price, reduction in demand for electricity, delays in construction of projects due to curtailment of work, limited availability of components required in order to operate current projects or construct new projects, regulatory changes in countries affected by the virus, including changes in subsidies, collection delays, delays in obtaining permits, limited availability or changes in terms of financing for future projects, limited availability of corporate financing and lower returns on potential future investments.  As a result, our business and operating results could be negatively affected. The extent to which COVID-19 impacts our business will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others. For example, at the end of March 2020, the Spanish government issued orders stopping all construction works and other non-essential activities for two weeks, until Easter. We are closely monitoring the situation and evaluating the potential implications on our business operations.

A drop in the price of energy may negatively impact our results of operations.  The revenue from the sale of energy produced by renewable energy facilities includes the incentives in the form of governmental subsidies and in addition proceeds from the sale of electricity and gas produced in the electricity and gas market at market price. In addition, revisions to the governmental subsidies regime in several countries, including Spain and Israel, increased the dependency of renewable energy facilities on market prices or on tariffs determined in a public bid process. A decrease in the price of electricity and gas, particularly in the countries in which we operate and in which some of our revenues are based on the market price of electricity and gas, may negatively impact our profitability and our ability or interest to expand our renewable energy operations.

Natural disasters, terrorist attacks, or other catastrophic events could harm our operations. Our worldwide operations could be subject to natural disasters terrorist attacks, public health events and other business disruptions, which could harm our future revenue and financial condition and increase our costs and expenses. Among others, floods, storms, seismic turbulence and earth movements may damage our PV Plants or our WtE Projects. The insurance coverage we have for a portion of such risks may not cover the damage in full because these circumstances are sometimes deemed “acts of god.” In the event that an earthquake, fire, tsunami, typhoon, terrorist attack, or other natural, manmade or technical catastrophe were to damage or destroy any part of our facilities or those of manufacturers on which we rely, destroy or disrupt vital infrastructure systems or interrupt our operations or services for any extended period of time, our business, financial condition and results of operations would be materially and adversely affected.

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

Our success depends in part on our senior management team and other key employees and our ability to attract, integrate and retain key personnel and qualified individuals. We depend on the expertise of our senior management team and other key employees to help us meet our strategic objectives. The inability to maintain our senior management team and other key employees or to attract highly skilled personnel, may materially adversely affect the implementation of our development business plan and could ultimately adversely impact our business.

Claims in connection with representations and warranties and indemnification mechanisms included Sale and Purchase Agreements we enter may adversely affect our business, results of operations and financial condition. On December 20, 2019, we sold our Italian subsidiaries that held our Italian PV Plants. The Sale and Purchase Agreement includes several customary and specific indemnification undertakings as more fully described under “Item 4.A: History and Development of Ellomay; Recent Development.” Claims relating to representations and warranties and claims for indemnification under Sale and Purchase Agreements may be brought in the future by the purchaser of our Italian PV plants and may adversely affect our results of operations and financial condition. Such a claim was already submitted in connection with a specific indemnity undertaking, as more fully set forth in “Item 4.A: History and Development of Ellomay; Recent Development.”

We do not wholly-own a few of our projects under development. Although we currently control these projects, disagreements with our partners could cause delays in the construction or development of the facilities. We wholly-own all of our operating PV plants and the Netherlands’ WtE facilities, however, we currently own 51% of the Talasol Project and 75% of the Manara PSP (including 6.67% that are held by a trustee in trust for us and other parties as more fully described in “Item 4.B: Business Overview – Pumped Storage Project in the Manara Cliff in Israel”) and may in the future enter into projects that we do not wholly-own or introduce additional partners to the Manara PSP. Although we control both projects, any disagreements with our partners could delay the development or construction of such projects or require management resources and attention. Any delays caused from such disagreements could adversely affect our business plans and results of operations.

We may be subject to disruptions or failures in information technology, telecommunication systems and network infrastructures that could have a material adverse effect on our business and financial condition. Our renewable energy business relies on information technology and on telecommunication services as we remotely monitor and control our assets and interface with regulatory agencies and wholesale power markets. Disruptions or failures in such systems may result due to various causes, including internal malfunctions in our systems or in the systems of third parties such as suppliers, governmental authorities, from employee error, theft or misuse, malfeasance, power disruptions, natural disasters or accidents and may also result from cyber-attacks or other breaches of information technology security. Such disruptions and failures of our information technology systems could have an adverse effect on our business operations, financial reporting, financial condition and results of operations, and result in reputational damage.

Risks Related to our PV Plants

The revenues derived from our PV Plants mainly depend on payments received from governmental entities. Any future deterioration in the financial position of the local governments or regulated entities, resulting in partial or no payment or in regulatory changes may adversely affect the results of our operations.  The revenues derived by our PV Plants are based mainly on payments received from governmental or regulated entities. In Spain, our revenues are primarily based on payments from governmental entities in accordance with a specific remuneration incentive scheme and in Israel all of our income is based on a fixed tariff from the Israel Electric Company, or the IEC, a governmental company that controls the Israeli electricity market. We cannot assure you that there will not be changes to the governments’ photovoltaic energy incentive schemes. The IEC has also experienced financial crises over the years and is in the process of implementing a reform in its operations, however we cannot predict how and when this reform will be implemented and what its outcome will be. Any changes in the financial stability of the governmental entities paying all or a portion of our PV revenues and any resulting change in the regulation may directly or indirectly affect the payments we receive and, therefore, our operations and revenues.

We are exposed to the possibility of damages to, or theft of, the various components of our PV Plants. Such occurrences may cause disruptions in the production of electricity and additional costs.  Some of our PV Plants suffered damages and disruption in the production of electricity due to theft of panels and other components, or due to bad weather and land conditions. Although such damages and theft are generally covered by the PV Plants’ insurance policies, in certain circumstances such occurrences, may not be covered in part by the insurance and may cause an increase in the premiums paid to our insurance companies, all of which may adversely affect our results of operations and profitability.

Our ability to produce solar power is dependent upon the magnitude and duration of sunlight as well as other meteorological and geographic factors.  Solar power production has a seasonal cycle, and adverse meteorological conditions can materially impact the output of photovoltaic plants and result in production of electricity below expected output, which in turn could adversely affect our profitability. For example, 2018 was characterized with relatively low levels of radiation, which resulted in a decrease in our PV-related revenues for that year. Lower electricity output due to changes in meteorological conditions and other geographic factors may adversely affect our profitability.

Risks Related to our WtE (Biogas) Projects

We have taken over operations of our WtE projects in early 2019 and although we gained some expertise in the WtE field since our entry into the field in 2017, we are still gaining experience in the WtE field. We entered into the WtE field and the Netherlands renewable energy market in 2017. Since then, we gained some experience in the field and in the Netherlands renewable energy market, mainly since early 2019 when we took over the operations of the two WtE projects that commenced operations in November 2017 and June 2018. In March 2019, we and Ellomay Luxembourg Holdings, S.à.r.l., or Ellomay Luxembourg, our wholly-owned subsidiary, entered into an agreement with Ludan Engineering Company Ltd. (TASE: LUDN), or Ludan, and several of its affiliates, which, among other things, provides for the immediate and unconditional termination of the operations and maintenance services of Ludan’s affiliates to the WtE Projects effective as of January 27, 2019. Therefore, we are currently operating the WtE Projects. Since the commencement of their operations, the WtE Projects have suffered an operating loss. Despite our accumulated expertise in the field, continued operating losses in the operation of our WtE Projects resulting from our recent entry into the field or due to other factors over which we may not have control will adversely affect our results of operations.

In addition to the risks involved in the construction and operation of, and the regulatory risks applicable to, renewable energy facilities in general, WtE projects are exposed to risks specific to this industry. In addition to the risks detailed above under “Risks Related to our Renewable Energy Operations,” WtE projects are exposed to additional risks specific to this industry, including:

•
As the raw materials used to produce energy in the WtE market are not freely available (as is the case with wind, solar and hydro energies), the success of a WtE facility depends on its ability to procure and maintain sufficient levels of the waste applicable and suitable to the WtE technology the facility uses, in order to meet a certain of range of energy (gas, electricity or heat) production levels. In order to ensure continuous supply of raw materials, both in terms of the quantity and the quality and composition of the raw materials, the WtE facility is required to enter into supply relationships and it is preferable to try to establish relationships with several waste suppliers, such as farmers, food manufacturers and other specialized waste suppliers and to continuously monitor the proposed sales in order to locate the most efficient and beneficial offers. Any increase in the price of waste or shortage in the type or quality of waste required to produce the desired energy levels with the technology used by the facility could slow down or halt operations, causing a material adverse effect on the results of operations. The quality and availability of a range of a certain feedstock mix might also increase the facility’s operating costs, either due to the need to purchase more expensive feedstock mix in order to meet the desired energy production levels, or due to increase in the amounts of residues and the resulting increase of removal of surplus quantities. In addition to the impact of the quality of the feedstock on the production levels, maintaining and monitoring the feedstock quality is crucial, for preventing malfunctions in the process, for example due to high levels of certain chemicals that might harm the CHP engines. Additionally, a wrong feedstock mix and/or low feedstock quality might create biology problems such as lower bacteria population, which directly adversely impacts the biogas production. Therefore, any shortage of quality feedstock and changes in the feedstock mix available for use could have a material adverse effect on the results of operations of the WtE facilities.

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

•
As we have taken over the operations of the WtE facilities only recently, it is possible that we will continue to consider and execute additional improvement work on the facilities that were not included in the initial plans or budgets. Any such additional adjustments and improvements could entail significant expenses and adversely impact the operation of the WtE facilities. For example, we constructed a dry silo facility in one of the WtE facilities in the fourth quarter of 2019 in order to improve the operations of the WtE facilities. Any such expenses and delays may adversely affect our results of operations.

Risks Related to our Israeli Operations

The electricity sector in Israel is highly regulated. Any changes in the tariffs, system charges or applicable regulations may adversely affect our operations and results of operations. In addition, failure to obtain and maintain electricity production and supply licenses from the regulator could materially adversely affect our operations and results of operations. The Israeli electricity sector is subject to various laws and regulations, such as the tariffs charged by the IEC, including a resolution to charge private manufacturers, such as Dorad Energy Ltd., or Dorad, in which we indirectly hold 9.375%, for the IEC’s system operation services, and the licensing requirement. The prices paid by Dorad to the IEC for system operation services provided to Dorad and the fees received by Dorad and by our PV Plant located in Talmei Yosef, Israel, or the Talmei Yosef PV Plant, from the IEC for electricity sold to the IEC and for providing the IEC with energy availability, are all based on tariffs determined by the Israeli regulator. The updates and changes to the regulation and tariffs required to be paid to the IEC by Dorad may not necessarily involve negotiations or consultations with Dorad and may be unilaterally imposed on it. Any changes in the tariffs, system charges or applicable regulations may adversely affect our operations and results of operations. A manufacturer of energy in Israel is required to initially hold a conditional license and thereafter hold a permanent license, issued by the Israeli Electricity Authority, which include ongoing milestones and conditions. Failure to maintain such licenses could adversely affect our development efforts and our results of operations.

              The electricity sector in Israel is highly centralized. The IEC controls and operates the electricity system and all stages of the transmission of electricity. The electricity sector in Israel is dominated by the IEC, which controls and operates the electricity system in Israel, including the delivery and transmission of electricity, and also manufactures the substantial majority of electricity in Israel. The IEC is also the only customer of the Talmei Yosef PV Plant and is subject to the requirement to pay a fixed tariff for the electricity manufactured by such project. Similarly, should the  Manara PSP be constructed and become operational, it is currently expected that its sole customer will be the IEC, who will be required to pay the Manara PSP for availability and electricity. The IEC experienced financial difficulties in recent years and the ability of the IEC to pay the renewable energy manufacturers could be affected by the financial instability of the IEC. The inability of the IEC to pay Dorad or Talmei Yosef may adversely affect our plan of operations and could have a material adverse effect on our profitability.

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

•
Dorad entered into a long-term natural gas supply agreement with the partners in the “Tamar” license, or Tamar, located in the Mediterranean Sea off the coast of Israel. This agreement includes a “take or pay” mechanism, subject to certain restrictions and conditions that may result in Dorad paying for natural gas not actually required for its operations. In the event Dorad will be required to pay for natural gas that it does not need, Dorad’s results of operations and profitability could be adversely affected. Tamar is currently Dorad’s sole supplier of natural gas and has undertaken to supply natural gas to various customers and is permitted to export a certain amount of the natural gas to customers outside of Israel. Dorad’s operations will depend on the timely, continuous and uninterrupted supply of natural gas from Tamar and on the existence of sufficient reserves throughout the term of the agreement with Tamar. During 2019, Dorad entered into a gas supply agreement with Energean Israel Ltd., or Energean, however, due to the COVID-19 outbreak, a delay is expected in the construction of production facilities and in the gas supply to Dorad from Energean. In addition, the price of natural gas under the supply agreement with Tamar is linked to production tariffs determined by the Israeli Electricity Authority but cannot be lower than the “final floor price” included in the agreement. Due to the reduction in fuel and energy prices and the resulting reduction in the production tariff during 2019, the price for natural gas under the agreement with Tamar reached the final floor price in January 2020. Therefore, in the event of future reductions in the fuel and energy prices and the production tariff, the price of gas will not be further reduced, thereby adversely affecting Dorad’s results of operations. Any delays, disruptions, increases in the price of natural gas under the agreement, or shortages in the gas supply from Tamar will adversely affect Dorad’s results of operations.

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

•
Due to the agreements with contractors of the Dorad Power Plant and the indexation included in the gas supply agreement, Dorad is exposed to changes in exchange rates of the U.S. dollar against the NIS. To minimize this exposure Dorad executed forward transactions to purchase U.S. dollars against the NIS. In addition, due to the indexing to the Israeli consumer price index under Dorad’s credit facility, it is exposed to fluctuations in the Israeli CPI, which may adversely affect its results of operations and profitability. As the hedging performed by Dorad does not completely eliminate such exposures, Dorad’s profitability might be adversely affected due to future changes in exchange rates or in the Israeli consumer price index.

•
Dorad is involved in several arbitration and court proceedings initiated by Dorad’s shareholders, including Dori Energy, most recently in connection with Dorad’s examination of the possible expansion of the Dorad Power Plant, or the “Dorad 2” project. Disagreements and disputes among shareholders may interfere with Dorad’s operations and specifically with Dorad’s business plan and potential growth.

•
The COVID-19 crisis affects Dorad’s customers (which include hotels and other industrial customers), and therefore any decrease in electricity consumption by Dorad’s customers and in Israel generally (affecting the amount of electricity purchased by the IEC from Dorad), may affect Dorad’s financial results. Dorad already reported a certain decrease in consumption of electricity by its customers and by the IEC due to the COVID-19 and is examining the methods for managing in the event of a decrease in its revenues as a result. As the COVID-19 crisis continues and expands, the effects of the reduced consumption on Dorad’s results of operations may become more significant.

Risks Related to the Manara PSP

As the energy sector in Israel is subject to regulation and oversight, the implementation, completion and commercial operation of the Manara PSP depend, inter alia, on securing a quota, which will be allocated only following successful and timely completion of a financial closing in accordance with the terms of a conditional license applied for in connection with the Manara PSP. The current overall quota for pumped storage projects in Israel, or the PS Quota, as determined by the Israeli Government and implemented by the Israeli Electricity Authority, is 800 MW. Out of the PS Quota, a portion of 156 MW is still available as 300 MW have been allocated to a pumped storage project in the Gilboa region, Israel, or the Gilboa PSP, which achieved financial closing and is currently in its final construction stages and 344 MW have been allocated to a pumped storage project in Kochav Hayarden, Israel, or the Kochav Hayarden PSP, which also reached financial closing, and entered the construction phase. On December 4, 2017, the Israeli Electricity Authority announced the reduction of the capacity stipulated in the previous, currently expired, conditional license, or the Prior Conditional License, granted to Ellomay Pumped Storage (2014) Ltd., or Ellomay PS, from 340 MW to 156 MW, based on the remaining available portion of the PS Quota. On February 26, 2020, Ellomay PS retracted the Prior Conditional License and filed a new request for a similar conditional license for 156 MW, based on the remaining available portion of the PS Quota.

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

Thus, even if a new conditional license will be issued to the Manara PSP, in the event that any other entities that have been granted a conditional license for the construction of a pumped storage facility in Israel timely comply with the requirements of their conditional license, and achieve financial closing before the Manara PSP reaches financial closing, in accordance with the terms of a conditional license that may be granted to Ellomay PS in the future, such  conditional license may be revoked by the Israeli Electricity Authority. To our knowledge, the other project that has been granted a conditional license for the construction of a 156 MW pumped storage project in Nesher, Israel (Nesher Pumped Storage Ltd., or Nesher PS) no longer holds such license.

Although to our knowledge there have been discussions, inter alia, within the Israeli Electricity Authority, the Ministry of Energy, and the IEC, concerning the increase of the PS Quota to over 1,000 MW, there can be no certainty as to whether and when the PS Quota will be increased.

The Manara PSP does not currently hold a conditional license. Even if a conditional license is issued in the future to the Manara PSP, it may be revoked for reasons unrelated to the ability to secure a quota, such as non-compliance with milestones stipulated in the conditional license. Conditional licenses issued by the Israeli Electricity Authority include several milestones, and deadlines for completing such milestones, including the financial closing, and the completion of the construction works of the pumped storage power plant. For example, the deadline for financial closing of the Manara PSP under the Prior Conditional License was February 28, 2020. Due to the receipt of the land assessment from the Israel Land Authority as described in “Item 4.A: History and Development of Ellomay; Recent Development,” it became unfeasible to reach financial closing of the Manara PSP by this deadline. Therefore, on February 26, 2020, the Prior Conditional License was retracted and an application for a new conditional license was filed. Even if a new conditional license is issued to the Manara PSP, the Israeli Electricity Authority could revoke such conditional license if Ellomay PS does not timely meet the milestones included in it.  Any such attempted revocation is subject to a written notice from the Israeli Electricity Authority, which shall include the reasons for the proposed revocation, and to a hearing of Ellomay PS before the Israeli Electricity Authority. If a new conditional license is not granted, or if a conditional license is granted but revoked thereafter, that could prevent the completion of the Manara PSP, resulting in a loss of some or all the funds invested in the Manara PSP.

 Risks Related to our Operations and Ownership Structure

Our ability to leverage our operations and increase our operations depends, inter alia, on our ability to obtain attractive project and corporate financing from financial entities.    Our ability to obtain attractive financing and the terms of such financing, including interest rates, equity to debt ratio requirement and timing of debt availability will significantly impact our ability to leverage our investments and increase our operations. Although we have financing agreements with respect to several of our PV Plants and raised significant funds in Israel by the issuance of debentures, there is no assurance we will be able to procure additional project financing for projects under development, including the Manara PSP, which is expected to require significant funding, or any operations we will acquire or projects we wish to advance in the future, or to obtain additional corporate financing, on terms favorable to us or at all. Our inability to obtain additional financing on favorable terms, or at all, may adversely affect our ability to leverage our investments and to procure the equity required in order to increase and further develop our operations.

Our ability to freely operate our business is limited due to certain restrictive covenants contained in the deeds of trust of our Debentures. The deeds of trust governing our Series B Debentures and our Series C Debentures, or the Deeds of Trust and the Debentures, respectively, contain restrictive covenants that limit our operating and financial flexibility. These covenants include, among other things, a “negative pledge” with respect to a floating pledge on all of our assets and an obligation to pay additional interest in the event of certain rating downgrades. The Deeds of Trust also contain covenants regarding maintaining certain levels of financial ratios and criteria, including as a condition to the distribution of dividends, as a trigger for an obligation to pay additional interest and as a cause for immediate repayment, and other customary immediate repayment conditions, including, under certain circumstances, in the event of a change of control, a default under the deed of trust of the other debentures issued by us, a change in our operations or a disposition of a substantial amount of assets. Our ability to continue to comply with these and other obligations depends in part on the future performance of our business. Such obligations may hinder our ability to finance our future operations or the manner in which we operate our business. In particular, any non-compliance with performance-related covenants and other undertakings of the Debentures could result in increased interest payments for some or all of the Debentures or a demand for immediate repayment of the outstanding amount under the Debentures and restrict our ability to obtain additional funds, which could have a material adverse effect on our business, financial condition or results of operations.

Our debt increases our exposure to market risks, may limit our ability to incur additional debt that may be necessary to fund our operations and could adversely affect our financial stability. As of December 31, 2019, our total indebtedness in connection with corporate and project financing was approximately €94.4 million, including principal and interest expected repayments, financing related swap transactions and excluding any related capitalized costs. The Deeds of Trust permit us to incur additional indebtedness, subject to maintaining certain financial ratios and covenants. Our debt, including the Debentures, and any additional debt we may incur, could adversely affect our financial condition by, among other things:

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

We cannot assure you that our business will generate sufficient cash flow from operations or future borrowings from other sources in an amount sufficient to enable us to service our indebtedness, including the Debentures, or to fund our other liquidity needs. To service our indebtedness, we require a significant amount of cash. Our ability to make payments on and to refinance our indebtedness, including the Debentures, to fund planned capital expenditures and to maintain sufficient working capital depends on our ability to generate cash in the future. This, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. As such, we may not be able to generate sufficient cash to service the Debentures or our other indebtedness, and may be forced to take other actions to satisfy our obligations under our indebtedness, such as reduce or delay capital expenditures, sell assets, seek additional capital or restructure or refinance all or a portion of our indebtedness, including the Debentures, on or before the maturity thereof, which may not be successful and could have a material adverse effect on our operations. We cannot assure you that we will be able to refinance any of our indebtedness, including the Debentures, on commercially reasonable terms or at all, or that the terms of that indebtedness will allow any of the above alternative measures or that these measures would satisfy our scheduled debt service obligations. If we are unable to generate sufficient cash flow to repay or refinance our debt on favorable terms, it could significantly adversely affect our financial condition, the value of our outstanding debt, including the Debentures, and our ability to make any required cash payments under our indebtedness, including the Debentures. Our ability to restructure or refinance our debt will depend on the condition of the capital markets and our financial condition at that time. Any refinancing of our debt could be at higher interest rates and may require us to comply with more onerous covenants, which could further restrict our business operations.

Our business results may be affected by currency and interest rate fluctuations and the hedging transactions we enter into in order to manage currency and interest rate related risks.  We hold cash and cash equivalents, restricted cash and marketable securities mainly in euro and NIS. Our holdings in the Spanish PV Plants and in the Netherlands WtE project are denominated in euro and our holdings in the Talmei Yosef PV Plant and in Dori Energy are denominated in NIS. Our Debentures and the project finance obtained in connection with the Talmei Yosef Project are denominated in NIS and the interest and principal payments are to be made in NIS. The financing for several of our PV Plants bears interest based on EURIBOR rate. Therefore our repayment obligations and undertakings may be affected by adverse movements in the exchange and interest rates. Although we attempt to manage these risks by entering into various swap interest and currency  transactions as more fully explained in “Quantitative and Qualitative Disclosures About Market Risk” below, we cannot ensure we will manage to eliminate these risks in their entirety. The current COVID-19 outbreak and government programs related to the outbreak may also affect exchange and interest rates.  These swap transactions may also impact the results of our operations due to fluctuations in their value based on changes in the relevant exchange or interest rate.

If we do not conduct an adequate due diligence investigation of a target project or if certain events beyond our control occur, we may be required to subsequently take write-downs or write-offs, restructuring, and impairment or other charges that could have a significant negative effect on our financial condition, results of operations and our stock price.  We must conduct a due diligence investigation of target projects that we intend to acquire or purchase an interest in. Intensive due diligence is time consuming and expensive due to the technical, accounting, finance and legal professionals involved in the due diligence process. Even if we conduct extensive due diligence on a target business, we cannot assure you that this due diligence will reveal all material issues that may affect a particular target project, or that factors outside the control of the target project and outside of our control will not later arise. If our due diligence review fails to identify issues specific to a target project, industry or the environment in which the target project operates, or if certain events or circumstances occur that are beyond our control, we may be forced to later write-down or write-off assets, restructure our operations, or incur impairment or other charges that could result in losses. Even though these charges may be non-cash items and may not have an immediate impact on our liquidity, the fact that we report charges of this nature could contribute to negative market perceptions about us or our ordinary shares.

We may be deemed to be an “investment company” under the Investment Company Act of 1940, which could subject us to material adverse consequences.  We could be deemed to be an “investment company” under the Investment Company Act if we invest more than 40% of our assets in “investment securities,” as defined in the Investment Company Act. Investments in securities of majority owned subsidiaries (defined for these purposes as companies in which we control 50% or more of the voting securities) are not “investment securities” for purposes of this definition. As our interest in Dori Energy is not considered an investment in majority owned securities, unless we maintain the required portion of our assets under our control, limit the nature of the requisite portion of our investments of our cash assets to cash and cash equivalents (which are generally not “investment securities”), succeed in making additional strategic “controlling” investments and continue to monitor our investment in Dori Energy, we may be deemed to be an “investment company.” We do not believe that our holdings in the PV Plants or the WtE projects would be considered “investment securities,” as we control the PV Plants and the WtE projects via wholly-owned subsidiaries, or that our holdings in the Manara PSP or the Talasol Project would be considered “investment securities,” as we control the project company. In addition, despite minority holder protective rights granted to the minority shareholders of the Talasol Project and the Manara PSP, including several rights which effectively require the unanimous consent of all shareholders, we believe that our interests in the in the Talasol Project and the Manara PSP do not constitute “investment securities” given, among other things, our majority shareholder and board membership status in the these projects. We do not believe that the current fair value of our holdings in Dori Energy (all as more fully set forth under “Business” below) and other relevant assets, all of which may be deemed to be “investment securities,” would result in our being deemed to be an “investment company.” If we were deemed to be an “investment company,” we would not be permitted to register under the Investment Company Act without an order from the SEC permitting us to register because we are incorporated outside of the United States and, prior to being permitted to register, we would not be permitted to publicly offer or promote our securities in the United States. Even if we were permitted to register, it would subject us to additional commitments and regulatory compliance. Investments in cash and cash equivalents might not be as favorable to us as other investments we might make if we were not potentially subject to regulation under the Investment Company Act. We seek to conduct our operations, including by way of investing our cash and cash equivalents, to the extent possible, so as not to become subject to regulation under the Investment Company Act. In addition, because we are actively engaged in exploring and considering strategic investments and business opportunities, and in fact the majority of our investments to date (mainly in the Italian, Spanish and Israeli photovoltaic power plants markets) were made through a controlling investment, we do not believe that we are currently engaged in “investment company” activities or business. These strategies may force us to pursue less than optimal business strategies or forego business arrangements and to forgo certain cash management strategies that could have been financially advantageous to us and to our financial situation and business prospect.

Our ability to successfully develop project and effect acquisitions of projects and to be successful in the operation of such projects thereafter will be significantly dependent upon the efforts of our controlling shareholders that function as key personnel. Several of our key personnel allocate their time to other businesses.  Our ability to successfully develop projects and effect acquisitions is dependent upon the efforts of our key personnel, including Shlomo Nehama, our chairman of the board, Ran Fridrich, a director and our Chief Executive Officer, and Hemi Raphael, a member of our board. We entered into a management services agreement, or the Management Services Agreement, with entities affiliated with these board members and they have allocated a significant portion of their time to our company since the execution of the Management Services Agreement. However, they are not required to commit their full time to our affairs, which could create a conflict of interest when allocating their time between our operations and their other commitments. If their other business affairs require them to devote more substantial amounts of time to such affairs, it could limit their ability to devote time to our affairs and could have a negative impact on our ability to consummate acquisitions.

We may be characterized as a passive foreign investment company. Our U.S. Holders may suffer adverse tax consequences.  Under the passive foreign investment company or “PFIC” rules, for any taxable year that our passive income or our assets that produce passive income exceeds specified levels, we will be characterized as a PFIC for U.S. federal income tax purposes. This characterization could result in adverse U.S. tax consequences for our U.S. shareholders (as defined below), which may include having certain distributions on our ordinary shares and gains realized on the sale of our ordinary shares treated as ordinary income, rather than as capital gains income, and having potentially punitive interest charges apply to the proceeds of sales of our ordinary shares and certain distributions.

Certain elections may be made to reduce or eliminate the adverse impact of the PFIC rules for our U.S. Holders, but these elections may be detrimental to such U.S. Holders under certain circumstances. The PFIC rules are extremely complex and U.S. Holders are urged to consult independent tax advisers regarding the potential consequences to them of our classification as a PFIC.

Based on our income and/or assets, we believe that we were a PFIC with respect to any U.S. Holder that held our shares in 2008 through 2012. We also believe, based on our income and assets, that it is likely that we were not a PFIC with respect to U.S. Holders that initially acquired our ordinary shares in 2013-2019. However, the Internal Revenue Service may disagree with our determinations regarding our prior or present PFIC status and, depending on future events, we could become a PFIC in future years.

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

Tax audits may result in an obligation to make material payments to tax authorities at the conclusion of these audits.  We conduct our business globally (currently in Israel, Luxembourg, Italy, Spain and The Netherlands). Our domestic and international tax liabilities are subject to the allocation of revenues and expenses in different jurisdictions and the timing of recognizing revenues and expenses. Additionally, the amount of income taxes paid is subject to our interpretation of applicable laws in the jurisdictions in which we file. Not all of the tax returns of our operations in other countries and in Israel are final and we may be subject to further audit and assessment by the applicable tax authorities. For example, during 2018, following a tax inspection and a final settlement reached with the tax authorities, we reduced our carry forward tax losses by approximately €20 million, resulting in remaining available carry forward tax losses, carry forward capital tax losses and deductions as of December 31, 2018 in an aggregate of approximately €20.8 million. Such audits often result in proposed assessments and any estimation of the potential outcome of an uncertain tax issue is a matter for judgment, which can be subjective and highly complex. While we believe we comply with applicable tax laws and that we provided adequately for any reasonably foreseeable outcomes related to the tax audit, there can be no assurance that a governing tax authority will not have a different interpretation of the law and assess us with additional taxes, as a result of which our future results may be adversely affected. Although we believe our estimates to be reasonable, the ultimate outcome of such audits, and of any related litigation, could differ materially from our provisions for taxes, which may have a material adverse effect on our consolidated financial statements.

We are controlled by a small number of shareholders, who may make decisions with which you may disagree and which may also prevent a change of control via purchases in the market.  Currently, a group of investors comprised of Kanir Joint Investments (2005) Limited Partnership, or Kanir, and S. Nechama Investments (2008) Ltd., or Nechama Investments, hold an aggregate of 50.5% of our outstanding ordinary shares. Shlomo Nehama, our Chairman of the Board who controls Nechama Investments holds directly an additional 3.8% of our outstanding ordinary shares, Ran Fridrich, our CEO and a member of our Board of Directors, holds directly an additional 0.1% of our outstanding ordinary shares and Hemi Raphael, a member of our Board of Directors who, together with Ran Fridrich, controls the general partner of Kanir, directly and indirectly holds an additional 2.9% of our outstanding ordinary shares. Therefore, acting together, these shareholders could exercise significant influence over our business, including with respect to the election of our directors and the approval of change in control and other material transactions. This concentration of control may have the effect of delaying or preventing changes in control or changes in management, or limiting the ability of our other shareholders to approve transactions that they may deem to be in their best interest. In addition, due to this concentration of control, we are deemed a “controlled company” for purposes of NYSE American LLC rules and as such we are not subject to certain NYSE American LLC corporate governance rules. Moreover, our Second Amended and Restated Articles includes the casting vote provided to our Chairman of the Board under certain circumstances and the ability of members of our Board to demand that certain issues be approved by our shareholders, requiring a special majority, all as more fully described in “Memorandum of Association and Second Amended and Restated Articles” below may have the effect of delaying or preventing certain changes and corporate actions that would otherwise benefit our shareholders.

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

We have not paid a cash dividend or executed a buyback of a substantial amount of shares since 2016 and there is no assurance we will do so in the future.  We have not paid any cash dividends or announces a share buyback plan since 2016. Future dividends or future share buyback plans will depend on our earnings, if any, capital requirements, general financial condition and applicable legal and contractual constraints in connection with distribution of profits, and will be within the discretion of our then-board of directors. There can be no assurance that any additional dividends will be paid or share buyback programs adopted, as to the timing or the amount of the dividends or share buyback programs, or as to whether our Board of Directors will elect to distribute our profits by means of share repurchases or a distribution of a cash or other dividend. In addition, the terms of the deeds of trust governing our Debentures restrict our ability to made “distributions” (as such term is defined in the Israeli Companies Law, 1999, as amended, or the Companies Law, which includes cash dividends and repurchase of shares). For more information see “Item 5.B: Liquidity and Capital Resources” and “Item 8.A: Financial Information; Consolidated Statements and Other Financial Information; Dividends” below.

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

ITEM 4: Information on Ellomay

A.          History and Development of Ellomay

Our legal and commercial name is Ellomay Capital Ltd. Our office is located at 18 Rothschild Boulevard, 1st floor, Tel-Aviv 6688121, Israel, and our telephone number is +972-3-7971111. Our registered agent in the United States is CT Corporation System, 111 Eight Avenue, New York, New York 10011.

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

Recent Developments

The Talasol Project

In April 2019, the Talasol Project reached financial closing. For more information concerning the Talasol Project Finance see “Item 5.B: Operating and Financial Review and Prospects – Liquidity and Capital Resources – Talasol Project Finance.” As of March 15, 2020, an aggregate amount of €40.6 was withdrawn on account of the project finance.

In April 2019, we, through our wholly-owned subsidiary, Ellomay Luxembourg, sold an aggregate of 49% of the outstanding shares of Talasol. The aggregate purchase price of approximately €16.1 million represented 49% of the amounts withdrawn and interests accrued from and by Talasol under its shareholder development costs credit facility in connection with the Talasol Project’s financing as of the closing date of the SPA (approximately €4.9 million), plus a payment for 49% of Talasol’s shares (approximately €4.9 million) plus a premium of approximately €6.1 million. Of such aggregate purchase price, the payment of €1.4 million was deferred until the achievement of a preliminary acceptance certificate under the engineering, procurement and construction agreement of the Talasol Project. As these changes in our ownership interest in Talasol did not result in loss of control, they were accounted for as equity transactions and we therefore recognized in equity an amount of approximately €6.1 million, less associated expenses in the amount of approximately €0.7 million. For more information see “Agreements with Partners in Talasol” below.

Following the consummation of these transactions, Talasol provided the engineering, procurement and construction contractor of the Talasol Project, METKA EGN Limited, a notice to proceed with the construction works of the Talasol Project. Currently construction works are progressing as planned and reached approximately 60%. Construction works are expected to be completed by the end of 2020.

The continued construction of the Talasol Project and the connection of the Talasol Project to the grid are subject to risks and uncertainties. For more information concerning these and other risks see under “Item 3.D: Risk Factors - Risks Related to our Business.” The schedule for the construction of the Talsol Project includes a time buffer of approximately 30 days for the operation of the project. The main equipment required for the construction of the Talasol Project has been available on site for a while. At the end of March 2020, the Spanish government issued orders stopping all construction works and other non-essential activities for two weeks, until Easter. We are closely monitoring the situation and evaluating the potential implications on our business operations.

Ellomay Solar

We are promoting the development and construction, through an indirectly wholly-owned subsidiary, Ellomay Solar S.L.U., or Ellomay Solar, of a PV plant in a plot adjacent to the land on which the Talasol Project is constructed. This PV plant is planned to have a capacity of 28 MW and Ellomay Solar received a grid connection permit and executed a land lease agreement. We currently expect that construction of this PV plant will commence during 2021 and the plant is also expected to become operational within 2021.

Sale of Italian PV Portfolio

On December 20, 2019, we sold ten Italian indirect wholly-owned subsidiaries, which own twelve photovoltaic plants with an aggregate nominal capacity of approximately 22.6 MW, and sold the sale of the receivables arising from shareholder loans provided to such companies. The purchase price was €38.7 million (after approximately €2.3 million adjustments in connection with funds received by us from the Italian subsidiaries during 2019). The Sale and Purchase Agreement governing the sale of the subsidiaries and the receivables includes customary representations and warranties and indemnification mechanisms, including specific indemnification for existing risks for a limited time as follows: (i) indemnification in the amount of up to €0.25 million in connection with potential tax liabilities (until December 31, 2023), (ii) indemnification in the amount of up to €0.5 million in connection with potential incentive reduction under limited circumstances in one of the Italian subsidiaries sold (until December 31, 2023), and (iii) indemnification in the amount of up to €2.1 million in connection with potential incentive reduction under limited circumstances in one of the Italian subsidiaries sold until June 30, 2021. In connection with such indemnification undertakings, we recorded expenses in the amount of approximately €2.1 million following the announcement received from Gestore dei Servizi Elettrici, or GSE, Italy’s energy regulation agency, claiming alleged non-compliance of the installed modules with the required certifications under the applicable regulation and raising the need to examine incentive eligibility implications. For further information see the Sale and Purchase Agreement, included as exhibit 4.20 under “Item 19. Exhibits.”

Framework Agreements for Development of PV Projects in Italy

First Framework Agreement

In November 2019, Ellomay Luxembourg executed a Framework Agreement, or the First Framework Agreement, with an established and experienced European developer and contractor. Pursuant to the First Framework Agreement, the developer will scout and develop photovoltaic greenfield projects in Italy with the aim of reaching an aggregate authorized capacity of at least 250 MW over a three-year period.

The First Framework Agreement provides that each project will be presented to Ellomay Luxembourg when it becomes “ready to build”. Thereafter, if Ellomay Luxembourg accepts the project, the developer is obligated to transfer to Ellomay Luxembourg 100% of the share capital of the entity that holds the rights to the project. With respect to each project, subject to the conditions set forth in the First Framework Agreement, Ellomay Luxembourg will enter into engineering, procurement and construction, or EPC, and O&M contracts with the developer to construct and operate the projects.

The First Framework Agreement provides that when the first project under the First Framework Agreement achieves the positive environmental impact assessment, the parties will negotiate the terms of a model lump-sum, turnkey EPC contract and O&M contract that will be executed with the developer in connection with all projects acquired under the First Framework Agreement.

In connection with the execution of the First Framework Agreement, Ellomay Luxembourg is expected to pay the developer an advance payment of approximately €1.2 million, based on the target aggregate project capacity of 250 MW, and undertook to pay an additional advance payment per each project when the project submits its environmental impact assessment application. In the event the target aggregate capacity is not achieved within a three-year period or in the event a project does not reach “ready to build” status, the advance payment will be proportionately refunded.

The developer is currently in various advanced development stages of projects in an aggregate capacity of approximately 100 MW. It is currently estimated by the developer that projects with an aggregate capacity of approximately 70 MW will achieve “ready to build” status by the end of 2020.

The advancement and development of projects that will become part of the First Framework Agreement is subject to various conditions, including receipt of regulatory approvals and authorizations and procurement of land rights. There can be no assurance as to the aggregate capacity of projects that will reach the “ready to build” status and as to the number and aggregate capacity of projects that Ellomay Luxembourg will decide to acquire, and any such future decision will be subject to the relevant circumstances existing at the time a project reaches the “ready to build” status under the First Framework Agreement.

Second Framework Agreement

In December 2019, Ellomay Luxembourg executed an additional Framework Agreement, or the Second Framework Agreement, with an established and experienced European developer. Pursuant to the Second Framework Agreement, the developer will provide Ellomay Luxembourg with development services with respect to photovoltaic greenfield projects in Italy in the scope of 350 MW with the aim of reaching an aggregate “ready to build” authorized capacity of at least 265 MW over a forty-one month period.

The Second Framework Agreement provides that the developer will offer all projects identified during the term of the Second Framework Agreement exclusively to Ellomay Luxembourg and that, with respect to each project acquired by Ellomay Luxembourg, the developer will be entitled to provide development services until it reaches the “ready to build” status. The parties agreed on a development budget including a monthly development service consideration, to be paid to the developer and all other payments for the tasks required to bring the projects to a ready to build. In addition, Ellomay Luxembourg undertook to pay a success fee to the developer with respect to each project that achieves a “ready to build” status. Currently development is progressing as planned.

 In addition to the 265 MW mentioned above, Ellomay Luxembourg has the option to purchase approximately 37 MW that are already under development by the developer, 30 MW of which have already received the approval for connection to the Italian electricity grid.

The advancement and development of projects that will become part of the Second Framework Agreement is subject to various conditions, including receipt of regulatory approvals and authorizations and procurement of land rights. There can be no assurance as to the aggregate capacity of projects that will by identified by the developer and that will thereafter reach the “ready to build” status, and as to our decision and success in completing construction of any of such projects. Any future decision of the Company with respect to the continued development of projects will be subject to the relevant circumstances existing at the time such decision will be made.

We continue promoting the development of these and other new projects. Due to the travel restrictions imposed in connection with COVID-19, the works is mainly performed through conference calls and other telecommunication measures. We have local managers in each of our countries of operations (Spain, Italy and the Netherlands) that continue advancing the ongoing operations under the guidance of the business development team located in Israel.

Series C Debentures Offering in Israel

On July 25, 2019, we issued Series C Nonconvertible Debentures due June 30, 2025 in a public offering in Israel in the aggregate principal amount of NIS 89.065 million (approximately €22.7 million based on the euro/NIS exchange rate at that time). The Series C Debentures bear fixed interest at the rate of 3.3% per year and are not linked to the Israeli CPI or otherwise. The gross proceeds of the offering were NIS 89,065,000 and the net proceeds of the offering, net of related expenses such as consultancy fee and commissions, were approximately NIS 87.6 million (approximately €22.3 million). For additional information concerning the Series B Debentures see “Item 5.B: Liquidity and Capital Resources” and “Item 10.C: Material Contracts.”

Our Debentures are listed for trading on the TASE. However, our Debentures are not registered under the Securities Act, and may not be offered or sold in the United States or to U.S. Persons (as defined in Regulation “S” promulgated under the Securities Act) without registration under the Securities Act or an exemption from the registration requirements of the Securities Act.

Early Repayment of Series A Debentures

On December 16, 2019, we announced that we will fully repay our Series A Debentures, subject to the execution of an agreement to sell our Italian PV portfolio. On December 23, 2020, following the sale of our Italian subsidiaries, the condition was fulfilled. On December 30, 2019, we transferred the repayment amount to the nominee company and on January 5, 2020, our Series A Debentures were repaid in full. Pursuant to the terms of the deed of trust governing the Series A Debentures, the early repayment amount was approximately NIS 80.1 million (approximately €20.6 million) in principal, the sum of approximately NIS 0.05 million (approximately €0.01 million) in accrued interest, and a prepayment charge of approximately NIS 5.7 million (approximately €1.5 million), amounting to an aggregate repayment amount of approximately NIS 85.9 million (approximately €22.1 million).

Private Placements of Securities

July 2019 Private Placement of Ordinary Shares

On July 17, 2019, we issued 800,000 ordinary shares to several Israeli qualified investors in a private placement undertaken in accordance with Regulation S of the Securities Act. The price per share was NIS 39.20 and we received net proceeds of approximately NIS 31.1 million (approximately €7.8 million) (net of related expenses such as consultancy fee of approximately NIS 0.2 million).

February 2020 Private Placement of Ordinary Shares and Warrants

On February 18, 2020, we issued 715,000 ordinary shares and warrants to purchase an additional 178,750 ordinary shares to several Israeli institutional investors in a private placement undertaken in accordance with Regulation S of the Securities Act, or the 2020 Private Placement. The price per share was NIS 70 (approximately $20.2). The warrants are exercisable for a period of one year, with an exercise price of NIS 80 (approximately $23.1) per ordinary share. We received net proceeds of NIS 49.9 million (approximately €13.5 million) (net of related expenses such as consultancy fee of approximately NIS 0.1 million).

Waste-to-Energy Projects in the Netherlands

In March 2019, we and Ellomay Luxembourg executed an agreement, or the Ludan Acquisition Agreement, with Ludan and several entities affiliated with Ludan, for the acquisition by Ellomay Luxembourg of 49% of the companies that own the WtE Projects in Goor and Oude-Tonge, both in the Netherlands. The Ludan Acquisition Agreement also provides for the immediate (and unconditional) termination of the operations and maintenance arrangement of the WtE Projects with Ludan’s affiliates effective as of January 27, 2019. The acquisition was consummated during 2019, and we currently indirectly wholly-own the two WtE facilities in the Netherlands.

The Manara Pumped Storage Project

Term Sheet for Sale of a Portion of the Manara PSP

We are party to a term sheet, executed in May 2019, between our wholly-owned subsidiary, Ellomay Water Plants Holdings (2014) Ltd., or Ellomay 2014, and the investor for the sale by Ellomay 2014 of shares representing up to 35% of the share capital and of the shareholders loans of Ellomay PS. Ellomay 2014 currently owns 75% of the share capital of Ellomay PS (including  6.67% that are held by a trustee in trust for us and other parties as more fully described in “Item 4.B: Business Overview – Pumped Storage Project in the Manara Cliff in Israel”). The consummation of the sale of the interests in Ellomay PS is scheduled to occur simultaneously with the financial closing of the Manara PSP and is subject to the occurrence of certain conditions precedent, including the execution of definitive agreements, the completion of a due diligence process by the investor, obtaining regulatory approvals and other customary conditions to closing.

Receipt of Land Assessment from the Israel Land Authority

In November 2019, Ellomay PS received a land assessment, or the Assessment, from the Israel Land Authority, or the ILA, in connection with the Manara PSP. The Assessment requires Ellomay PS to pay approximately NIS 160 million (approximately €41.3 million) to the ILA in consideration for the ILA’s consent to the sublease of the land on which the Manara PSP is currently planned to be constructed. The ILA’s consent is required in order to obtain building permits and financing for the construction of the Manara PSP. Ellomay PS has contested the Assessment and is waiting for the ILA’s response. Ellomay PS also has the right to appeal the Assessment if its contest of the Assessment will be rejected. Ellomay PS and its advisors believe that the consent fee required is significantly higher than the reasonable amount, among other reasons due to the consent fee reflecting a demand for payment of more than NIS 1 million per one installed MW. Ellomay PS is reviewing the Assessment and contemplating its future steps in connection with the Assessment and the Manara PSP. Ellomay PS will attempt to reduce the Assessment to a reasonable amount that will maintain the economic feasibility of the Manara PSP.

Retraction of Prior Conditional License and Application for a New Conditional License

On February 26, 2020, Ellomay PS retracted the Prior Conditional License issued to it, which was due to expire on February 28, 2020 because Ellomay PS did not reach financial closing by such date as was required under the milestones included in the Prior Conditional License. On the same date, Ellomay PS filed an application for a new similar conditional license for a pumped storage facility with a capacity of 156 MW, based on the remaining portion of the PS Quota.

We expect to continue promoting the Manara PSP, but we may, for various reasons including in the event the Assessment is not timely overturned or significantly reduced, in the event  new conditionsl license is not issued, or in the event of changes in the applicable regulation and adverse economic conditions, resolve not to continue the advancement of the Manara PSP.

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

Principal Capital Expenditures and Divestitures

From 2017 through March 15, 2020, we made aggregate capital expenditures of approximately €9.8 million in connection with our Spanish PV Plants. Our aggregate capital expenditures in connection with the acquisition of the Talmei Yosef PV Plant was approximately NIS 48.6 million (approximately €11.9 million, based on the NIS/euro exchange rate as of March 15, 2020). The aggregate capital expenditures in connection with the Manara PSP through March 15, 2020, including amounts recorded in the general and administrative expense, were approximately NIS 32.5 million (approximately €8 million). From 2017 through March 15, 2020, capital expenditures incurred by the project companies in connection with the Waste-to-Energy Projects in the Netherlands were approximately €19.6 million. From 2017 through March 15, 2020, capital expenditures incurred in connection with the Talasol Project were approximately €114 million.

For further information on our financing activities please refer to “Item 4.B: Business Overview” and “Item 5: Operating and Financial Review and Prospects.”

The SEC maintains an Internet site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that we file electronically with the SEC. These SEC filings are also available to the public from commercial document retrieval services. Our website is http://www.ellomay.com. The information on our website is not incorporated by reference into this annual report.

B.          Business Overview

We are involved in the production of renewable and clean energy. We own five PV Plants that are operating and connected to their respective national grids as follows: (i) four photovoltaic plants in Spain with an aggregate installed capacity of approximately 7.9 MWp and (ii) one photovoltaic plant in Israel with an installed capacity of approximately 9 MWp. In addition, we indirectly own: (i) 9.375% of Dorad, which owns an approximate 860 MWp dual-fuel operated power plant in the vicinity of Ashkelon, Israel, (ii) Groen Gas Goor B.V. and Groen Gas Oude-Tonge B.V., project companies operating anaerobic digestion plants with a green gas production capacity of approximately 375 Nm3/h, in Goor, the Netherlands and 475 Nm3/h, in Oude Tonge, the Netherlands, respectively, (iii) 51% of Talasol, which is constructing a photovoltaic plant with a peak capacity of 300 MW in the municipality of Talaván, Cáceres, Spain, and (iv) 75% of Ellomay Pumped Storage (2014) Ltd. (including 6.67% that are held by a trustee in trust for us and other parties as more fully described under “Pumped Storage Project in the Manara Cliff in Israel” below), which is involved in a project to construct a 156 MW pumped storage hydro power plant in the Manara Cliff, Israel.

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

Global trends in the industry

SolarPower Europe’s initial estimates for 2019 suggest the 28 member states of the European Union are poised to have added 16.7 GW of PV to the grid this year, for an astonishing year-on-year increase of 104%. By the end of the year, the EU is expected to have 131.9 GW of cumulative installed solar capacity, up 14% year on year. Global Solar Photovoltaic (PV) capacity is estimated to increase significantly from 593.9 gigawatt (GW) in 2019 to 1,582.9GW in 2030 following significant capacity additions by China, India, Germany, the US and Japan.

The Asia-Pacific (APAC) is the largest regional market in terms of cumulative capacity with a share of 58.1% of global solar PV capacity in 2018. In terms of net annual additions, APAC alone installed 64.5GW of solar PV, which represents 70.8% of net installations in the same year. APAC is expected to remain the largest market during the forecast period 2019 to 2030 due to an increase in capacity installations, led by countries such as China, India and Japan.

China is the largest market for solar PV in the world. Solar PV capacity in China increased significantly from 864MW in 2010 to 174.8GW in 2018. The cumulative capacity saw a significant increase during 2015-2018. The solar PV market in China had a remarkable year in 2017, recording 53.1GW - the highest annual solar PV addition between 2010 and 2018.

New solar installations in Israel are far behind government targets - the government target for 2030 is based on 17% renewable energy production out of the total energy production in Israel. The current renewable energy production out of the total energy production in Israel is approximately 5%.

The original renewable energy directive (2009/28/EC) establishes an overall policy for the production and promotion of energy from renewable sources in the EU. It requires the EU to fulfil at least 20% of its total energy needs with renewables by 2020 – to be achieved through the attainment of individual national targets. All EU countries must ensure that at least 10% of their transport fuels come from renewable sources by 2020.

In December 2018, the revised renewable energy directive 2018/2001/EU entered into force, as part of the clean energy for all Europeans package, aimed at keeping the EU a global leader in renewables and, more broadly, helping the EU to meet its emissions reduction commitments under the Paris Agreement.

The new directive establishes a new binding renewable energy target for the EU for 2030 of at least 32%, with a clause for a possible upwards revision by 2023.

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

Measuring the Performance of Solar Power Plants

One of the main factors for measuring the efficiency and quality of a power plant is the performance ratio (PR). The performance ratio is stated as percent and describes the relationship between the actual and theoretical energy outputs of the PV plant. This calculation provides the proportion of the energy that is actually available for export to the electricity grid after deduction of any energy losses and of energy consumption for the operation of the PV plant. The performance ratio can be used to compare PV plants at different locations as the calculation is independent of the location of a PV plant. The closer the performance ratio is to 100%, the more efficient the relevant PV plant is operating, however a PV plant cannot reach a performance ratio of 100% as there are inevitable losses and use of energy of the PV plant. High-performance PV plants can however reach a performance ratio higher than 80%.

There are several risk factors associated with the photovoltaic market. See “Item 3.D: Risk Factors - Risks Related to our Business.”

Our Photovoltaic Plants

The following table includes information concerning our PV Plants:

Name	Installed Production / Capacity[1]	Location	Type of Facility	Connection to Grid	Fixed Tariff	Revenue in the year ended December 31, 2018 (in thousands)[2]	Revenue in the year ended December 31, 2019 (in thousands)[2]
“Rinconada II”	2,275 kWp	Municipality of Córdoba, Andalusia, Spain	PV – Fixed Panels	July 2010	N/A	€851	€871
“Rodríguez I”	1,675 kWp	Province of Murcia, Spain	PV – Fixed Panels	November 2011	N/A	€631	€612
“Rodríguez II”	2,691 kWp	Province of Murcia, Spain	PV – Fixed Panels	November 2011	N/A	€1,045	€1,010
“Fuente Librilla”	1,248 kWp	Province of Murcia, Spain	PV – Fixed Panels	June 2011	N/A	€506	€494
“Talmei Yosef”	9,000 kWp	Talmei Yosef, Israel	PV – Fixed Panels	November 2013	0.9857[3] (NIS/kWh)	€1,041[4]	€1,133[4]

1.	The actual capacity of a photovoltaic plant is generally subject to a degradation of 0.5%-0.7% per year, depending on climate conditions and quality of the solar panels.

2.	These results are not indicative of future results due to various factors, including changes in the climate and the degradation of the solar panels.

3.
The tariff of NIS 0.9631/kWh is fixed for a period of 20 years and is updated once a year based on changes to the Israeli CPI of October 2011. The tariff increased from NIS 0.976/kWh in November 2013 to NIS 0.9857/kWh in 2018.

4.
As a result of the accounting treatment of the Talmei Yosef PV Plant as a financial asset, out of total proceeds from the sale of electricity of approximately €3.8 million for the year ended December 31, 2018, only revenues related to the ongoing operation of the plant in the amount of approximately €1 million are recognized as revenues and out of total proceeds from the sale of electricity of approximately €4.1 million for the year ended December 31, 2019, only revenues related to the ongoing operation of the plant in the amount of approximately €1.1 million are recognized as revenues.

Photovoltaic Plants

The construction and operation of photovoltaic plants entail the engagement of Contractors, in order to build, assemble, install, test, commission, operate and maintain the photovoltaic power plants, for the benefit of our wholly-owned subsidiaries.

Each of the PV Plants is constructed and operates on the basis of the following main agreements:

•
Development Agreement with a local experienced developer for the provision of development services with respect to  photovoltaic greenfield projects from initial processing, obtaining of approvals and clearances with the aim of reaching “ready to build” status;

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

o	with respect to our Israeli PV Plant:

•	A power purchase agreement with the IEC for the purchase of electricity by the IEC with a term of 20 years commencing on the date of connection to the grid.

o	with respect to Italian PV Plants to be developed or held in the future –

•
to the extent the FiT or any other incentive will be applicable - standard “incentive agreements” with GSE, Italy’s energy regulation agency responsible, inter alia, for incentivizing and developing renewable energy sources in Italy and purchasing energy and re-selling it on the electricity market. Under such agreements, it is anticipated that GSE will grant the applicable FiT governing the purchase of electricity (FiTs are further detailed in “Material Effects of Government Regulations on the Italian PV Plants”);

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

Our aggregate capital expenditures to date in connection with our operational PV Plants, excluding the Italian PV Plants sold on December 20, 2019, is approximately €30.9 million.

All of our PV Plants are operational and the summaries below describe the material terms of the O&M Agreements executed in connection with such PV Plants. As noted above, we entered into an EPC Contract with respect to the Talasol Project, see below for additional details.

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

In our Talmei Yosef PV Plant, a technical adviser, or the Technical Advisor, was appointed by the Financing Entity, to monitor the performance of the services. Our current Technical Advisers in Spain and Israel is a leading technical firm which appears in the banks’ white list.

We expect that, if required, we could replace some or all of our current O&M Contractors with other contractors and service providers. However, we cannot ensure that if such replacement shall take place we will be able to receive the same terms and warranties from the new contractor. In addition, to the extent the relevant PV Plant received financing from a bank or other financing institution, the applicable financing agreement generally requires that we obtain the financing institution’s approval for the replacement of an O&M contractor.

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

The Consideration

Based on the range of services offered by the Contractor, the annual consideration for the Subscription Services varies from €19,000 to €26,000 per MWp (linked to the local Consumer Price Index) for each of the PV Plants, paid in the majority of the PV Plants on a quarterly basis. The Subscription Services fee is fixed and the Contractor is not entitled to request an increase in the price due to the occurrence of unforeseen circumstances. This annual consideration does not include the price of the insurance policies to be obtained by the PV Principal, including all risk insurance policies.

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

The Talasol Project

In April 2017, we, through Ellomay Luxembourg, purchased 100% of the shares of Talasol for a purchase price of €10 million. An amount of €8 million out of such purchase price was deposited in escrow during May 2017. In October 2018, Ellomay Luxembourg paid €1 million as a down-payment based on an understanding reached with the sellers of the Talasol shares and in January 2019, following the fulfilment or waiver of the conditions subsequent, an additional amount of €7 million was paid to the sellers, thus releasing the €8 million escrow deposited in May 2017. An additional amount of €2 million was deposited in a trust account held in escrow to be released to the sellers of Talasol upon the earliest of three years following the execution of the agreement with them or the issuance of the commissioning certificate of the Talasol Project.

In June 2018, Talasol entered into an engineering, procurement & construction agreement, or the Talasol EPC Agreement, with METKA EGN Limited, or METKA EGN, following a tender process initiated by Talasol. The Talasol EPC Agreement provides a fixed and lump-sum amount of €192.5 million for the complete execution and performance of the works defined in the Talasol EPC Agreement. The works include the engineering, procurement and construction of the Talasol Project and the ancillary facilities for injecting power into the grid, including a 400 kV step-up substation, the high voltage interconnection line to the point of connection to the grid and performance of two years of O&M services. METKA EGN is expected to complete the works under the EPC Agreement within a period of 16 months from the commencement date. The Talasol EPC Agreement includes additional standard provisions, including with respect to liquidated damages in connection with delays and performance, performance guarantees, suspension and termination.

In June 2018, Talasol executed a financial power swap, or the Talasol PPA, in respect of approximately 80% of the output of a prospective photovoltaic plant for a period of 10 years. The Talasol PPA was executed with a leading international energy company with a solid investment grade credit rating and a pan-European asset base, which is active in more than forty countries and has a proven track record in financial hedges. The power produced by the Talasol Project is expected to be sold in the open market for the then current market power price. The Talasol PPA is expected to hedge the risks associated with fluctuating electricity market prices by allowing Talasol to secure a certain level of income for the power production included under the Talasol PPA. The hedging provides that if the market price goes below a price underpinned by the Talasol PPA, the Hedging Provider will pay Talasol the difference between the market price and the underpinned price, and if the market price is above the underpinned price, Talasol will pay the Hedging Provider the difference between the market price and the underpinned price. The hedge transaction became effective in March 2019.

In July 2018, Talasol executed a pre-hedge transaction with Goldman Sachs International in connection with the prospective project financing for the construction of a photovoltaic plant. The pre-hedge transaction is a fixed for floating interest rate swap intended to lock-in current market floating rates.

As noted above under “Recent Developments,” in April 2019 the Talasol Project reached financial closing and we sold 49% of our holdings in Talasol to two entities and therefore our current ownership interest in the Talasol Project is 51%.

Agreements with Partners in Talasol

On April 17, 2019, Ellomay Luxembourg executed a Credit Facilities Assignment and Sale and Purchase of Shares Agreement, or the Talasol SPA, with GSE 3 UK Limited and Fond-ICO Infraestructuras II, FICC, or, together, the Talasol Partners, pursuant to which it agreed to sell to each of the Talasol Partners 24.5% of its holdings in Talasol.

The Talasol SPA further provides that Ellomay Luxembourg will assign to the Talasol Partners, in equal parts, 49% of its rights and obligations under the agreements executed in connection with the project finance obtained for the Talasol Project. The Talasol SPA provides that the legal risks will be transferred to the Talasol Partners on the closing date and the economic yields and results of operations of Talasol’s business will be transferred to the Talasol Partners as from December 31, 2018.

The Talasol SPA includes customary representations and warranties of Ellomay Luxembourg and the Talasol Partners and a mutual indemnification mechanism for breaches of representations and warranties or of undertakings, subject to time, minimum claims, minimum aggregate claims and maximum liability limitations, as a sole remedy, subject to customary exceptions. The consummation of the transactions contemplated by the Talasol SPA was subject to the fulfillment or waiver of several customary conditions precedent by June 30, 2019, including the fulfillment of all conditions precedent under the Talasol Project’s project finance and the entry by the Talasol Partners into an equity support agreement.

The transactions contemplated under the Talasol SPA were consummated in April 2019. The aggregate purchase price paid by the Talasol Partners, in the amount of approximately €16.1 million, represented 49% of the amounts withdrawn and interests accrued from and by Talasol under its shareholder development costs credit facility in connection with the Talasol Project’s financing as of the closing date of the Talasol SPA (approximately €4.9 million), plus a payment for 49% of Talasol’s shares (approximately €4.9 million) plus a premium of approximately €6.1 million. Of such aggregate purchase price, the payment of €1.4 million was deferred until the achievement of a preliminary acceptance certificate under the EPC agreement of the Talasol Project.

On the closing date of the Talasol SPA, Ellomay Luxembourg and the Talasol Partners entered into a Partners’ Agreement, or the Talasol PA, setting forth the relationship between the prospective shareholders of Talasol, the governance and management of Talasol, the funding and financing of Talasol and the mechanism for future transfers of Talasol’s shares. The Talasol PA provides that all matters brought for a vote at a partners’ meeting, other than specific reserved matters, will be adopted by the majorities set forth in the Spanish Companies Act. The Talasol PA includes minority rights for the Talasol Partners, and provides that we will appoint the majority of the board members and that all matters brought for a vote at a board of directors meeting will be adopted by a simple majority of the directors, other than specific matters.

The Talasol PA further provides that Ellomay Luxembourg will be entitled to receive a management fee from Talasol in consideration for the administrative, support and management services to be provided to Talasol by Ellomay Luxembourg. The Talasol PA includes restrictions on transfer of the shares of Talasol by Ellomay Luxembourg and any of the Talasol Partners, which is prohibited for a certain period (other than in connection with certain customary permitted transfers) and thereafter is subject to a right of first offer, tag along rights granted to the Talasol Partners on sales by Ellomay Luxembourg and a drag along right granted to Ellomay Luxembourg.

Based on current technical analysis of the design provided by the EPC contractor of the Talasol Project, the P50 expected production of the Talasol Project is approximately 561 GWh per annum. It is expected that the Talasol Project’s CAPEX will amount to approximately €200-€230 million, including development costs of approximately €20 million and interest of approximately €7 million. Based on the current technical analysis, a price projection analysis and the expected hedging effect of the Talasol PPA, a price projection analysis and the expected hedging effect of the Talasol PPA, the Talasol Project’s annual revenues are currently expected to be in the range of €23-€25 million.

The Talasol Project is in the construction stage, which entails several risks and uncertainties, including risks relating to delays and difficulties arising during the construction period of the Talasol Project. For more information concerning these and other risks see under “Risk Factors - Risks Related to our Business.” The projected production, revenues and other future results and outcomes included herein are based on the current expectations and assumptions of the Company and its advisors and are subject to various conditions and circumstances.

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

Seasonality

Solar power production has a seasonal cycle due to its dependency on the direct and indirect sunlight and the effect the amount of sunlight has on the output of energy produced. Although we received the technical calculation of the average production recorded in the area of each of our PV Plants from our technical advisors and incorporated such data into our financial models, adverse meteorological conditions can have a material impact on the PV Plants’ output and could result in production of electricity below expected output. For example, the radiation levels in Italy during the years ended December 31, 2016 and 2018 were lower than the radiation levels during the same period in 2017 and in 2019, resulting in lower revenues from our formerly held Italian PV Plants during the years ended December 31, 2016 and 2018.

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

Material Effects of Government Regulations on the PV Plants

The development, construction and operation of a photovoltaic plant is subject to complex legislation covering, inter alia, building permits, licenses, the governmental long-term incentive scheme and security considerations. The following is a brief summary of the regulations applicable to our PV Plants.

Material Effects of Government Regulations on the Italian PV Plants

The regulatory framework surrounding photovoltaic facilities located in Italy consists of legislation at the Italian national and local level. Relevant European legislation has been incorporated into Italian legislation, as described below.

National Legislation

(i)          Construction Authorizations

Construction of a photovoltaic plants is subject to receipt of appropriate construction authorizations, pursuant to Legislative Decree no. 380 of 2001, or Decree 380, and Legislative Decree 29 December 2003 no. 387, or Decree 387, the latter of which implements European Directive no. 77 of 2001 on the promotion of electricity produced from renewable energy sources in the internal electricity market.

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

Decree 380, which is the general law on building administrative procedures, provided another track for obtaining the construction permit. Pursuant to this decree, the construction authorization can be obtained through a permesso di costruire, or the Building Permit, which is an express authorization granted by the competent municipality. Upon positive outcome of the municipality’s review, the Building Permit is granted. Works must start, under penalty of forfeiture of the Building Permit, within one year following the date of issuance, and must be completed within the following three years.

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

In the past, Italian photovoltaic projects relied on three AUs, three DIAs and six Building Permits. Based on the current regulatory regime, a project to construct a photovoltaic plant in Italy requires the AU, subject to the terms and conditions included therein, or, for cases in which PAS applies, subject to the positive outcome of the relevant procedure.

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

The Incentive Tariff System for Photovoltaic Plants

The Italian government promotes renewable energies by providing certain incentives. In the past, these incentives were provided mainly through granting of a fixed FiT for a period of 20 years from connection of a photovoltaic plant. The FiT was determined with reference to the nominal power of the plant, the characteristics of the plant (plants are divided into non-integrated; partially integrated and architecturally integrated) and the year on which the plant has been connected to the grid. The FiT in the past was provided for under various laws, namely Ministerial Decree dated February 19, 2007 (the Second Conto Energia), applicable to photovoltaic facilities that  commenced operations prior to January 1, 2011, Ministerial Decree dated August 6, 2010 (the Third Conto Energia), applicable to photovoltaic facilities that commenced  operations from January 1, 2011 through May 31, 2011, the Decree dated May 5, 2011 (the Fourth Conto Energia), applicable to photovoltaic facilities that commenced operations after May 31, 2011 and the Decree dated July 5, 2012 (the Fifth Conto Energia), which, with some exceptions, applies to photovoltaic plants that commenced operations starting from August 27, 2012.

The Fifth Conto Energia provided that it shall cease to be effective 30 days after the communication by the Italian Energy Authority that a cumulative amount equal to 6.7 billion euros of annual cost for incentives granted to photovoltaic plants has been reached. In June 2013, AEEGSI announced that the overall annual expense cap of €6.7 billion for incentive payments payable to PV had been reached.  As a consequence, the Fifth Conto Energia ceased to apply on July 6, 2013.

On July 4, 2019, the Italian Ministry for Economic Development issued a decree setting out a new incentive scheme for renewable energy plants including PV (so called “FER1 Decree”).

With particular respect to PV, the FER1 Decree provides incentives the amount of which is mainly based on the plant capacity. Additional bonuses are granted to plants below 1 MWp installed as replacement of asbestos rooftops (inserted in a group called “A2”) and to plants with power below 100 kW installed on buildings provided that the amount of self-consumed energy is equal at least to 40% of the total net production (€10/MWh). Below is a table summarizing the amount of the applicable reference tariff:

Plant Type	Power level (kW)	Reference Tariff (€/MWh)	A2 plants Bonus (€/MWh)	Bonus for self-consumption (€/MWh)
Group A	20 <P ≤100	105	-	10
	100 <P ≤1000	90	-	-
	P>1000	70	-	-
Group A2	20 <P ≤100	105	12	10
	100 <P ≤1000	90	12	-

Incentives are awarded for a period of 20 years at the outcome of seven tenders to be held between September 2019 and September 2021 (with different procedures depending on whether the plant is below or above 1MWp), whereby the effective granted tariff will be equal to the reference tariff as reduced by the percentage reduction offered by the applicant.

Award of the incentive is based on a number of hierarchic criteria that differ for plants below or above 1MWp.

With respect to plants below 1MW, the first criterion is the installation of the plant in areas such as closed dumps or mines, or (for A2 plants) on public buildings such as schools or hospitals. This is aimed at giving preference to environment-friendly plants and therefore, for the avoidance of doubt, such plants will be preferred to other plants even if the tariff reduction set out in the application is lower.

With respect to plants above 1MW, the first criterion is instead the tariff percentage reduction.

For plants above 250KW, the incentive is paid by GSE as positive balance between the tariff and the energy price (i.e. the zonal hourly price); if the balance is negative, GSE is entitled to be returned the relevant amount by the producer. For plants below 250KW, the producer can also request that GSE pay the incentive as all-inclusive tariff (tariffa onnicompreensiva).

The incentives provided by the FER1 Decree cannot be cumulated with the ones provided under the various Conto Energia and are in any case subject to achievement of an overall cap equal to an annual medium cost for incentives of €5.8 billion per year.

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

Thereafter, such measures have been incorporated in a law proposal ancillary to the so called “Stability law” (i.e. the budget law to be approved on an annual basis to comply with EU financial requirements).  The abovementioned Fare 2 Decree has been replaced by another decree named Destinazione Italia, which was approved as a Law Decree by the Government and converted into Law n. 9, dated February 21, 2014.

This decree does not differ from the Fare 2 Decree as to the matters set forth above, and provides, in particular:

•
a measure consisting of granting the option to access a new revised incentive plan. This specific provision applies to producers of renewable energy and owners of plants to which the “all-inclusive tariff” (tariffa omnicomprensiva) or certain “Green Certificates” (certificati verdi) apply and provides an alternative incentive system for production of renewable energy, which can be activated voluntarily on demand of each producer. The latter must choose either to continue maintaining the same incentive regime for the remaining period of duration of the plan, or access a new plan, enforced for the remaining duration of the plan extended by 7 years, but with a correspondent reduction in the nominal amount of the incentive, in a percentage which varies based on, inter alia, the remaining duration of the plan and the type of energy source.

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

AEEGSI Resolution n. 618/2013

 On December 19, 2013, AEEGSI issued a new resolution, determining the new reduced minimum guaranteed prices applicable commencing January 1, 2014 (subject to an annual update), by means of the amendment of AEEGSI Resolution n. 280/2007.

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

In August 2014, law 116/2014 (so called “spalma incentivi”), providing for a decrease in the FiT guaranteed to existing photovoltaic plants with nominal capacity of more than 200 kW, or Law 116/2014, was approved by the Italian Parliament. Pursuant to Law 116/2014, operators of existing photovoltaic plants, which received a guaranteed 20-year FiT under current Italian legislation, were required to choose between the following four alternatives:

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

Whereas the current provisions allow GSE to declare retrospective forfeiture from the incentives also for minor or anyway rather formal authorization irregularities, the new legislation provides that GSE shall in such cases only reduce incentive to 20%-80% of the original value, depending on the type of breach. Furthermore, it is provided that if notice of the breach is provided to GSE by the producer (before an assessment procedure commences) the reduction will be further reduced by one third. However, the referred legislation does not eliminate the possibility for declaration of forfeiture of the entire amount of the incentives in the event of most material breaches. Law no. 128 dated November 2, 2019 has subsequently introduced an amendment to said provision aimed at further limiting GSE’s sanctions. According to the new provision, GSE’s sanctions shall be limited to a reduction only comprised between 10% and 50% of the original value and, if the notice of the breach is provided by the producer, the reduction shall be further reduced by 50%.

The cases in which the reduction of the incentive can be declared are to be defined by the Ministry of Economic Development.

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

New provisions regarding determination of cadastral value and so called “super-depreciation”

Art. 21 of Law 208/2015 (2016 Italian Budget Law) set out new criteria concerning the determination of the cadastral value of immovable assets with so called special and particular destination (i.e., those belonging to cadastral categories “D” and “E”). PV plants fall within the scope of such provision. Following issuance of the law, on February 1, 2016, the Italian Tax Office (Agenzia delle Entrate) published official clarifications to the scope of said provision. In connection with ground PV plants, the Italian Tax Office pointed out that, on the basis of the new provision, modules and inverters shall not be accounted in the determination of the associated cadastral value, which should entail a significant reduction in the calculation of the related tax burden.

With circular dated March 30, 2017, the Italian Tax Office further clarified that PV plants can be characterized as movable assets and particularly, as a result, will be subject to the so called “super-depreciation”, which allows them to increase the actual cost of the investment in PV plants by 40%, with associated significant fiscal benefits.

Capacity Market

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

After consultation with the EU institutions and green light by the latter, the capacity market has been implemented through Decree dated June 28, 2019. However, the remuneration provided therein is not compatible with GSE incentives. Therefore, if a photovoltaic plant benefits from GSE incentives it cannot also benefit from incentives under the capacity market remuneration.

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

In addition, Law 24/2013 establishes the priority access and dispatching of RES and high efficiency Combined Heat and Power in line with the EU Directives, and further develops the general criteria for access and dispatching by reinforcing the principles of objectivity and non- discrimination. Thereby, the reasons to refuse access are based on technical criteria exclusively.

Moreover, Law 24/2013 develops a specific regulatory framework for self-consumption. Law 24/2013 defines three different categories of self-consumption and obliges those installations connected to the grid to contribute to the costs and services of the system in the same conditions of the rest of customers. It also defines the activity of “recharging managers” (for electric vehicles).

Royal Decree Law 15/2018

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

New legislation applicable to renewable energies:

A.	Royal Decree-law 17/2019

On November 24, 2019, Royal Decree-law 17/2019, of November 22, or RDL 17/2019, enacted urgent measures for the necessary adaptation of remuneration parameters affecting the electricity system and responding to the process of cessation of activity of thermal generation plants. Among others, this new regulation updates the remuneration parameters of generation plants entitled to a specific remuneration for the regulatory period starting January 1, 2020, as further explained below.

Remuneration of Renewable Energy Facilities

The remuneration of electricity generation activity includes the following concepts: (i)          the electric energy negotiated through the daily and intraday markets, remunerated on the basis of the price resulting from the balance between the supply and the demand of electric energy offered in them (i.e., spot price), (ii) adjustment services, including non-frequency services and system balance services, necessary to ensure adequate supply to the consumer, (iii) where appropriate, the remuneration for capacity mechanism, (iv) where appropriate, the additional remuneration for the production of electric energy in the electrical systems of non-peninsular territories, which the government may apply to cover the difference between the investment and operational costs and the incomes of these facilities, and (v) where appropriate, the specific remuneration for the production of electric energy from renewable energy sources, high efficiency cogeneration and waste.

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

4.
RDL 17/2019, adopting urgent measures for the necessary adaptation of remuneration parameters affecting the electricity system and responding to the process of cessation of activity of thermal generation plants.

5.
Order TED/171/2020, updating the retribution parameters for certain types of generation facilities of electricity from renewable energy sources, cogeneration and waste facilities, for the purposes of their application to the Regulatory Period beginning on January 1, 2020, or Order 171/2020.

Pursuant to the above regulations, the calculation of the Specific Remuneration is performed as follows:

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

b)	According to RD 413/2014, the calculation of the Specific Remuneration of each IT-category shall be performed taking into account the following parameters:

(i)	the standard revenues for the sale of energy production, valued at the production market prices (currently set at €54.42/MWh, €52.12/MWh and €48.82/MWh for 2020, 2021 and 2022, respectively);

(ii)	the standard exploitation costs; and

(iii)
the standard value of the initial investment. For this calculation, only those costs and investments that correspond exclusively to the electricity production activity will be taken into account. Furthermore, costs or investments determined by administrative rules or acts that do not apply throughout Spanish territory will not be taken into account.

c)
Order 1045/2014 established the relevant parameters applicable to each IT-category. Therefore, to ascertain the total amount of the Specific Remuneration applicable to a particular installation it is necessary to (i) identify the applicable IT-category and (ii) integrate in the Specific Remuneration formula set forth in RD 413/2014 the economic parameters established by Order 1045/2014 for the relevant IT-category and the relevant update regulation (i.e., Order 171/2020).

d)
The Specific Remuneration is calculated for regulatory periods of six years, each divided into two regulatory semi-periods of three years. The first Regulatory Period commenced July 14, 2013 and terminated on December 31, 2019. The second Regulatory Period commenced January 1, 2020 and terminates December 31, 2025 (the corresponding first Regulatory Semi-Period ends December 31, 2022).

e)
The Specific Remuneration is designed to ensure a “reasonable rate of return” or profitability that during the first regulatory period (i.e., until December 2019) shall be equivalent to a Spanish 10-year sovereign bond calculated as the average of stock price in the stock markets during the months of April, May and June 2013, increased by 300 basis points (7.398% for plants prior to RDL 9/2013). RDL 17/2019 has fixed the reasonable rate of return for the second Regulatory Period at 7.09%. However, for plants prior to RDL the reasonable rate of return will remain at 7.398% if the conditions set forth in RDL 17/2019 are met (mainly to withdraw from any arbitration procedure, or to renounce any compensation, in connection with the regulatory changes in Spain that modified the remuneration regime).

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

Taxation of the income from generation of electricity

In December 2012, the Spanish Parliament enacted the 15/2012 on fiscal measures for the sustainability of the energy sector, which entered into force on January 1, 2013. Law 15/2012 sets forth a tax on energy generation of 7% from the total amount received for the production of electricity. RDL 15/2018 suspended this tax with respect to the electricity produced and injected to the grid during a period of six months commencing October 6, 2018 through March 31, 2019. Therefore, this tax is in place again.

Removal of the Generation Access Toll

The Spanish National Commission on Markets and Competition (CNMC) has approved Circular 3/2020, which was published in the Official State Gazette on January 24, 2020, by which the electricity generators are exempted from paying the toll to access the grid. This means the removal of the €0.5/MWh access toll that was established for electricity generators under Royal Decree – Law 14/2010 of December 23, 2010.

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

During the years 20017-2019, several tenders were conducted. The results of the fourth tender related to land-mounted medium installations that were published in November 2019, set a price per KWh of NIS 0.1798 for an aggregate production capacity of 236 MWp to be constructed by the end of 2020. The results of the second tender related to rooftop and water reservoir mounted installations, also published in November 2019, set a price per KWH of NIS 0.2307 for an aggregate production capacity of 68 MWp.

In addition, the Israeli Electricity Authority approved a quota of 200 MWp for tenders to be published in conjunction with the Israel Land Authority for the construction of photovoltaic installations, of which winners were announced in connection with 136 MWp.

Based on the publications of the Israeli Electricity Authority, as of the end of fiscal 2019, the aggregate installed photovoltaic capacity in Israel was approximately 2,000 MW (compared to 1,300 MW as of the end of 2018), which is expected to manufacture approximately 7% of the 2019 annual electricity consumption in Israel. The Israeli Electricity Authority expects that by the end of 2020, Israel will have photovoltaic installations in an aggregate capacity of 3,500 MW.

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

Dorad currently operates the Dorad Power Plant, a combined cycle power plant based on natural gas, with a production capacity of approximately 860 MW, located south of Ashkelon. The Dorad Power Plant was constructed as a turnkey project, with the consideration denominated in US dollars, and commenced commercial operations in May 2014. Dorad executed a lease with respect to the land on which the Dorad Power Plant is located with EAPC for the construction period and for a period of 24 years and 11 months following the commencement of commercial operations of the Dorad Power Plant.

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

During 2017 and 2018, Dorad repaid an aggregate amount of approximately NIS 50 million (approximately €12.3 million) and NIS 190 million (approximately €44 million), respectively, of interest and principal on account of shareholders loans.  In June 2019, Dorad made the final repayment of shareholders loans in the aggregate amount of NIS 19 million, of which Dori Energy received approximately NIS 3.7 million (approximately €1 million).

Dorad entered into a credit facility agreement with a consortium led by Bank Hapoalim Ltd., or the Dorad Credit Facility, and financial closing of the Dorad Power Plant was reached in November 2010, with the first drawdown received in January 2011. The Dorad Credit Facility provides that the consortium will fund up to 80% of the cost of the project, with the remainder to be funded by Dorad’s shareholders. The funding is linked to the Israeli consumer price index and bears interest at a rate that is subject to updates every three years based on Dorad’s credit rating (Dorad received an “investment grade” rating, on a local scale). The current interest rate is approximately 5.1%. The funding is repaid (interest and principal) in semi-annual payments, commencing six months of the commencement of operations of the Dorad Power Plant and for a period of 17 years thereafter. The Dorad Credit Facility further includes customary provisions, including early repayment under certain circumstances, fixed charges on Dorad’s assets and rights in connection with the Dorad Power Plant and certain financial ratios, which Dorad is in compliance with as of December 31, 2019. Dorad’s senior loan facility is linked to the Israeli CPI. As the production tariff is partially linked to the Israeli CPI, the exposure is minimized. However, as the production tariff is published in delay with respect to the actual changes in the CPI, Dorad executed derivative transactions on the Israeli CPI. In connection with the Dorad Credit Facility, Dorad’s shareholders (including Dori Energy) undertook to provide guarantees to the IEC and to various suppliers and service provides of Dorad and also undertook to indemnify Dorad and the consortium in connection with certain expenses, including certain environmental hazards. The aggregate investment of Dorad in the construction of the Dorad Power Plant was approximately NIS 4.7 billion (equivalent to approximately €1.1 billion). The Dorad Credit Facility provides for the establishment of the project’s accounts and determines the distribution of the cash flows among the accounts. In addition, the Dorad Credit Facility includes terms and procedures for executing deposits and withdrawals from each account and determines the minimum balances in each of the capital reserves.

As of December 31, 2019, Dori Energy provided guarantees to the Israeli Electricity Authority, to the IEC and to Israel Natural Gas Lines Ltd. in the aggregate amount of approximately NIS 32 million (approximately €8 million).

The Dorad Power Plant commenced operations in May 2014, following the receipt of the permanent production and supply licenses discussed under “Material Effects of Government Regulations on Dorad’s Operations” below.

Dorad previously entered into an operation and maintenance agreement with Eilat-Ashkelon Power Plant Services Ltd., or EAPPS, a wholly-owned subsidiary of Eilat Ashkelon Infrastructure Services Ltd., which holds 37.5% of Dorad. Certain of the obligations under such agreement were assigned to Zorlu, which holds 25% of Dorad. During 2013, EAPPS entered into an agreement with Ezom Ltd., or Ezom, which, to our knowledge, is 75% owned by the controlling shareholder of Edelcom (which holds 18.75% of Dorad) with the remainder held by a company controlled by Zorlu, for the provision of sub-contracting services to EAPPS. Despite the assignment and subcontracting agreement, EAPPS remained liable to Dorad for all obligations under the agreement. In December 2017, Dorad and Ezom executed an operation and maintenance agreement for the Dorad Power Plant, or the Dorad O&M Agreement, replacing EAPPS by Ezom as the O&M contractor of the Dorad Power Plant under the same terms. The Dorad O&M Agreement is for a period of 24 years and 11 months commencing upon receipt of a permanent license by Dorad, and in no event for a period that is longer than the period of the lease of the Dorad Power Plant premises.

Due to the location of the Dorad Power Plant, Dorad has implemented various security measures in order to enable continued operations of the Dorad Power Plant during attacks on its premises.

Dividends

On February 27, 2020, Dorad’s Board of Directors decided to distribute a dividend of NIS 120 million (approximately €31.6 million). In connection with such dividend distribution, Dori Energy received NIS 22.5 million (approximately €5.8 million) and repaid an amount of NIS 10.25 million (approximately €2.6 million) loan to us.

Legal Proceedings

We and Dori Energy, and several of the other shareholders of Dorad and their representatives and Dorad, are involved in various litigations as follows:

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

On February 12, 2019, the Israeli Supreme Court ruled by a majority ruling that the appeal submitted should be accepted by removing the arbitrator from her position and determined that the respondents in the proceedings will pay expenses to Zorlu in the amount of NIS 10,000. In May 2019, a new arbitrator was appointed and dates were set for the discovery process. The evidentiary hearings were scheduled during March-June 2020 and commencing August 2020. Due to the COVID-19 crisis, the evidentiary hearings scheduled for March 2020 and the beginning of April 2020 were cancelled.

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

Statement of Claim filed by Edelcom

In July 2016, Edelcom filed a statement of claim, or the Edelcom Claim, with the Tel Aviv District Court against Dori Energy, Ellomay Energy, the Luzon Group, Dorad and the other shareholders of Dorad. In the Edelcom Claim, Edelcom contends that a certain section of the shareholders agreement among Dorad’s shareholders, or the Dorad SHA, contains several mistakes and does not correctly reflect the agreement of the parties. Edelcom claims that these purported mistakes were used in bad faith by the Luzon Group, Ellomay Energy and Dori Energy during 2010 in connection with the issuance of Dori Energy’s shares to Ellomay Energy and that, in effect, such issuance was allegedly in breach of the restriction placed on Dorad’s shares and the right of first refusal granted to Dorad’s shareholders in the Dorad SHA. The Edelcom Claim requests the court to: (i) issue an order compelling the Luzon Group, Ellomay Energy and Dori Energy to act in accordance with the right of first refusal mechanism included in the Dorad SHA and to offer to the other shareholders of Dorad, including Edelcom, a right of first refusal in connection with 50% of Dori Energy’s shares (which are currently held by Ellomay Energy, a wholly-owned subsidiary of the Company), under the same terms agreed upon by the Luzon Group, Ellomay Energy and Dori Energy in 2010, (ii) issue an order instructing Dorad to delay all payment due to Dori Energy as a shareholder of Dorad, including dividends or repayment of shareholders’ loans, for a period as set forth in the Edelcom Claim, (iii) issue an order instructing Dorad to remove Dori Energy’s representative from Dorad’s board of directors (currently Mr. Hemi Raphael, who also serves on our Board) and to prohibit his presence and voting at the Dorad board of directors’ meetings, for a period as set forth in the Edelcom Claim, and (iv) grant any other orders as the court may deem appropriate under the circumstances. In November 2016 Ellomay Energy and Dori Energy filed a joint petition requesting that this application be transferred to the same judges who will be adjudicating the petition filed by Dori Energy and Hemi Raphael mentioned above and on November 27, 2016, Edelcom filed an objection to this request.  As noted above, on December 27, 2016, an arbitration agreement was executed pursuant to which this proceeding, as well as the two proceeding mentioned above will be arbitrated before Judge (retired) Hila Gerstel and the proceeding before the court was deleted. On February 23, 2017, Edelcom submitted the statement of claim to the arbitrator. On April 30, 2017, Ellomay Energy filed its statement of defense and on May 1, 2017 the Luzon Group filed its statement of defense. In addition, the parties agreed to try to conduct mediation proceedings without delaying the arbitration proceedings. The mediation proceedings ended in August 2017 without consent, and the dates of the arbitration proceedings remained the same. On July 31, 2019, Edelcom (together with Edeltech and Mr. Edelsburg) submitted a notice of withdrawal of the statement of claim. On August 11, 2019, Dori Energy submitted its response to the notice requesting that the claim be rejected and expenses and legal fees will be determined for the benefit of Dori Energy. On October 22, 2019, the arbitrator deleted the claim subject to Edelcom, Mr. Edelsburg and Edeltech being barred from resubmitting the claim to any other judicial or quasi-judicial entity.

Opening Motion filed by Zorlu

On April 8, 2019, Zorlu filed an opening motion with the District Court in Tel Aviv against Dorad and the directors serving on Dorad’s board on behalf of Dori Energy and EAIS. In the opening motion, Zorlu asked the court to instruct Dorad to convene a shareholders meeting and to include on the agenda of this meeting a discussion and a vote on the planning and construction of an additional power plant adjacent to the existing power plant, or the Dorad 2 Project. Zorlu claimed that although the articles of association of Dorad provides that the planning and construction of an additional power plant requires a unanimous consent of the Dorad shareholders, and while Zorlu and Edelcom are opposed to this project, including due to the current disagreements among Dorad’s shareholders, Dorad continued taking actions to advance the project, which include spending substantial amounts our of Dorad’s funds. Zorlu further claims that the representatives of Dori Energy and EAIS on the Dorad board have acted to prevent the convening of a shareholders meeting as requested by Zorlu. On April 16, 2019, Edelcom submitted a request to join the opening motion as an additional respondent as Edelcom claims that it is another shareholder in Dorad that opposes the advancement of the project at this stage. In addition, Edelcom joined Dori Energy and EAIS as additional respondents to its request, claiming that these entities are required to be part of the proceeding in order to reach a complete and efficient resolution. All parties agreed to the joining of Edelcom, Dori Energy and EAIS to the proceeding. On June 15, 2019, Edelcom filed its response to the petition, requesting that the court accept the petition. On August 13, 2019, Dorad, EAIC and the Dorad board members submitted their responses and requested that the petition be dismissed. On December 8, 2019 an evidentiary hearing was held. On January 12, 2020, the court ruled that Zorlu and Edelcom will submit written summaries within 45 days and that the respondents will submit written summaries 45 days thereafter. To our knowledge, the Dorad 2 Project is currently under initial internal examination by Dorad and there can be no assurance as to if, when and under what terms it will be advanced or promoted by Dorad.

Competition

Dorad competes with the IEC and other private electricity manufacturers with respect to sales to potential customers directly.

Dorad’s position is that the current regulation and structure of the Israeli electricity market provide IEC with a competitive advantage over the private electricity manufacturers. However, as long as the regulation remains unchanged, as the IEC controls the transmission and delivery lines and the connection of the private power plants to the Israeli national grid, Dorad and the other private manufacturers are dependent on the IEC for their operations and may also be subject to unilateral actions on the part of IEC’s employees. For example, the approval of Dorad’s permanent licenses was delayed due to ongoing disputes between the IEC and its employees. For more information, see “Material Effects of Government Regulations on Dorad’s Operations” below.

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

The COVID-19 crisis affects Dorad’s customers (which, as noted above, include hotels and other industrial customers), and during March 2020 Dorad reported a certain decrease in consumption of electricity by its customers and by the IEC due to the COVID-19 and its implications on the tourism industry, the industrial entities and electricity consumption in general.

Sources and Availability of Raw Materials for the Operations of the Dorad Power Plant

The Dorad Power Plant is a dual-fuel plant, using natural gas as the main fuel and diesel oil in the event of an emergency. Pursuant to publications of the Israeli Ministry of Energy, natural gas is currently being used for the production of approximately 50% of the electricity produced in Israel.

Agreement with Tamar

On October 15, 2012, Dorad entered into the Tamar Agreement with Tamar, which is one of the suppliers of natural gas for the Israeli electricity market. Pursuant to information received from Dorad, Dorad purchases natural gas from Tamar for purposes of operating the Dorad Power Plant and the main terms of the Tamar Agreement are as follows:

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

•
During an interim period, that commenced upon the fulfillment of conditions set forth in the Tamar Agreement, or the Interim Period, the natural gas supply to Dorad is subject to the quantities of natural gas available to Tamar at the time following the supply of natural gas to customers of the “Yam Tethys” project and other customers of Tamar that have executed natural gas supply agreements with Tamar prior to the execution of the Tamar Agreement. The Interim Period will end after (and to the extent) Tamar completes a project to expand the supply capacity of the natural gas treatment and transmission system from Tamar, subject to the fulfillment of conditions set forth in the Tamar Agreement, or the Expansion Project. In the event the conditions for the completion of the Expansion Project are not fulfilled, or the Expansion Project is not completed by the dates set forth in the Agreement, Dorad shall be entitled to terminate the Tamar Agreement. Upon completion of the Expansion Project, the minimum capacity set forth in the Tamar Agreement will increase and the Total Contract Quantity will increase respectively up to approximately 13.2 BCM. In April 2015, Dorad received a notification from Tamar whereby the Interim Period began in May 2015 and on November 26, 2016 a notification was received from Tamar whereby the Interim Period will end on September 30, 2020 and on January 22, 2020, Dorad received a notification from Tamar whereby the Interim Period will end on March 1, 2020. According to the notification and the terms of the Tamar Agreement, Tamar will consider Dorad as a permanent customers commencing from the end of the Interim Period.

•
The natural gas price set forth in the Tamar Agreement is linked to the production tariff as determined from time to time by the Israeli Electricity Authority, which includes a “final floor price.” Following the decreases in the price of fuel and electricity during 2015, the Israeli Electricity Authority reduced the rate of electricity production, and as a result the natural gas price under the Tamar Agreement reached the “final floor price” in March 2016. Commencing January 1, 2019, the production component rate was increased by approximately 3.3%, resulting in an increase of the gas price under the Tamar Agreement, however, commencing January 1, 2020, the production component rate was decreased by approximately 7.9%, resulting again in a decrease of the gas price under the Tamar Agreement to the final floor price and therefore will not be further reduced in the future. Any delays, disruptions, increases in the price of natural gas under the agreement, or shortages in the gas supply from Tamar will adversely affect Dorad’s results of operations. In addition, as future reductions in the production tariff will not affect the price of natural gas under the agreement with Tamar, Dorad’s profitability may be adversely affected.

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

On April 2, 2019, Dorad entered into an addendum to the Tamar Agreement according to which the gas quantities specified in the addendum to the Tamar Agreement that Dorad purchases from Tamar will not be included for the purpose of calculating the quantities of gas at the time of the reduction of the purchases from Tamar, in accordance with the instructions of the Tamar Agreement.

Agreement with Alon Gat

On March 6, 2019, Dorad signed a memorandum of understanding with Alon Energy Centers LP, or Alon Gat, which is constructing a private power plant for the production of electricity in Kiryat Gat, Israel, with a capacity of approximately 73 MW. On November 11, 2019, Dorad signed an addendum to this memorandum of understanding. In the framework of the memorandum of understanding and the addendum, Alon Gat will serve as a producer who will provide Dorad with the full availability of the aforementioned power plant and will sell the electricity produced at the power plant to Dorad, which will serve as supplier. In addition, Alon Gat, who holds the production license, will be responsible for operating the Alon Gat power plant and generating electricity at the plant and will bear all costs related to operating the Alon Gat power plant, the availability and the power generation. Dorad will be responsible for all activities related to the power supply sales to the customers and the IEC. On November 12, 2019, commercial operation of the Alon Gat power plant began and the implementation of the memorandum of understanding became effective. The implementation of the memorandum of understanding after May 10, 2020 is subject to the approval of Dorad’s lenders, which was received on December 5, 2019, and to the approval of Alon Gat’s lenders, which have not yet been received. The memorandum of understanding and addendum contain termination provisions, including in the event of regulatory changes that materially impair the implementation of the understandings between the parties. Following the hearing scheduled by the Israeli Electricity Authority in August 2019 and the resolution published by the Israeli Electricity Authority in January 2020 regarding the amendments to the standards on consumption plan anomalies, which may affect the financial feasibility of the understandings with Alon Gat, Dorad and Alon Gat are examining the feasibility of the understandings. For more information concerning the resolution of the Israeli Electricity Authority see “Consumption Plans and Deviations” under “Material Effects of Government Regulations on Dorad’s Operations” below.

Dorad is also a party to a natural gas delivery agreement and to a diesel oil warehousing agreement.

Natural Gas Purchase Agreement with Energean

On October 30, 2017, Dorad signed an agreement with Energean regarding the acquisition of natural gas, in a cumulative volume of approximately 6 BCM over a period of 14 years, from the Karish and Tanin reserves held by them and whose completion is expected to be by the second half of 2021. Dorad will purchase about half of the gas required to operate the Dorad Power Plant and the rest of the demand will continue to be supplied by Tamar. According to the agreement with Energean, if Dorad does not actually consume the minimum quantity it has undertaken, it will be forced to consume this quantity. On November 2018, all the suspending conditions included in the agreement with Energean were fulfilled. On February 5, 2020, Energean informed Dorad that due to the Coronavirus (COVID-19) spread in China, the Chinese government issued restrictions on travel and transportation including to an area where portions of Energean gas production facilities are manufactured and therefore a delay is expected in the construction of production facilities and in the gas supply to Dorad. Dorad notes that in the event of delays, it may purchase natural gas from Tamar at a higher price than the price set in the agreement with Energean.

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

          In April 2014, the Israeli Electricity Authority resolved to grant Dorad a generation license for a period of twenty years and a supply license for a period of one year. In August 2014, Dorad filed a request to extend the supply license for an additional period of nineteen years and the long-term supply license was executed in July 2015.

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

In September 2010, Dorad received a tariff approval from the Israeli Electricity Authority that sets forth the tariffs applicable to the Dorad Power Plant throughout the period of its operation, and in October 2013, Dorad received a revised tariff approval pursuant to the Tamar Agreement.

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

On December 17, 2016, the Israeli Electricity Authority published its decision concerning the tariff updates for 2017 whereby, among other things, it determined to limit the reduction in the electricity production tariff to approximately 0.45% and it stated that it will not further update the tariffs until December 2017.

On January 15, 2018, the electricity rate has been changed and overage production component was increased by approximately 6% from January 15, 2018. On December 24, 2018, the Israeli Electricity Authority published its decision to increase the 2019 electricity rate by approximately 3.3%.

On December 23, 2019, the Israeli Electricity Authority published a decision regarding “Annual Electricity Rate Update 2020,” which, among other things, averaged a 7.9% decrease in the production component as of January 1, 2020, and will remain in effect to the end of 2020.

Consumption Plans and Deviations

In August 2019, the Israeli Electricity Authority published a proposed resolution that is subject to a public hearing concerning an amendment to the standards governing deviations from consumption plans. These standards regulate the accounting mechanism in the event the actual consumer consumption is different than the consumption plan submitted by the electricity manufacturers (such as Dorad), and include a mechanism protecting the manufacturers from random deviations in actual consumption volumes. Based on the Israeli Electricity Authority’s publication, which includes a call for public comments (the hearing process), the Israeli Electricity Authority proposed revoking the protections included in the aforementioned standards, claiming that the manufacturers are misusing the protections and regularly submit plans and forecasts that deviate from the actual expected consumption, and also seeks to impose financial sanctions on the manufacturers, which may be in material amounts upon the occurrence of certain deviation events. On January 27, 2020, the Israeli Electricity Authority issued a resolution amending the standards and imposing financial sanctions in cases of certain extraordinary events that may add up to significant sums. Based on Dorad’s financial statements, included elsewhere in this Report, Dorad is reviewing the aforesaid resolution and its implications on Dorad, on its engagements and financial results, and at the same time is preparing to reduce the implications of the proposed resolution. The resolution will enter into effect as of September 1, 2020.

Permits and Environmental Laws

Dorad is required to obtain and maintain various licenses and permits from local and municipal authorities for its operations.

The Dorad Power Plant is subject to a variety of Israeli environmental laws and regulations, including limitations concerning noise, emissions of pollutants and handling hazardous materials.

Waste-to-Energy (Biogas) Projects

Plant Title	Installed/ production Capacity	Location	Connection to Grid	Revenue in the year ended December 31, 2018 (in thousands)	Revenue in the year ended December 31, 2019 (in thousands)
“Groen Gas Goor”	475 Nm3/h	Goor, the Netherlands	November 2017	€2,760	€2,314
“Goren Gas Oude-Tonge”	375 Nm3/h	Oude-Tonge, the Netherlands	June 2018	€1,723[1]	€2,472

1. This facility has been operational since June 2018 and therefore revenues for the prior periods are not reflected herein.

Agreement with Ludan in connection with Netherlands Waste-to-Energy Projects

In July 2016, we, through Ellomay Luxembourg, entered into an agreement, or the Ludan Agreement, with Ludan Energy Overseas B.V., or Ludan Energy (an indirectly wholly-owned subsidiary of Ludan) in connection with WtE (specifically Gasification and Bio-Gas (anaerobic digestion)) projects in the Netherlands.

Pursuant to the Ludan Agreement, subject to the fulfillment of certain conditions, we, through Ellomay Luxembourg, were to acquire at least 51% of each project company and Ludan will own the remaining 49%. The Ludan Agreement provided that Ludan Energy, by itself or through its affiliates, will act as the engineering, procurement and construction contractor and as the O&M contractor for the projects, based on specific agreements.

Pursuant to the Ludan Agreement, we acquired 51% of Groen Gas Goor B.V., or Groen Goor, a project company developing an anaerobic digestion plant, with a green gas production capacity of approximately 375 Nm3/h, in Goor, the Netherlands, or the Goor Project in December 2016 and 51% of the Oude Tonge Project in May 2017.

In March 2019, we executed the Ludan Acquisition Agreement with Ludan and several entities affiliated with Ludan, for the acquisition by Ellomay Luxembourg of 49% of the companies that own the Goor Project and the Oude Tonge Project and of the shareholders’ loans provided by Ludan affiliates to such companies. The Ludan Acquisition Agreement also provides for the immediate (and unconditional) termination of the operations and maintenance arrangement of the WtE Projects with Ludan’s affiliates effective as of January 27, 2019. The acquisition was consummated during 2019 and we currently indirectly own 100% of these projects and the Ludan Agreement terminated upon consummation of the transactions contemplated by the Ludan Acquisition Agreement.

Following consummation of the acquisition, we exchanged letters with Ludan and several of its subsidiaries in which Ludan made several immaterial claims for payments regarding the Goor and Oude Tonge WtE projects, and we and several of our subsidiaries made several immaterial counter claims against Ludan with respect to the same projects, in amounts exceeding Ludan’s claims.

The Goor Project

General

Further to the Ludan Agreement, during 2016 we entered into loan agreements with Ludan whereby we provided approximately €2.1 million to Ludan, or the Ludan Loans, for purposes of the acquisition of the rights in Groen Gas Goor B.V., or Groen Goor, a project company developing an anaerobic digestion plant, with a green gas production capacity of approximately 375 Nm3/h, in Goor, the Netherlands, or the Goor Project and the land on which the Goor Project will be constructed. Ellomay Luxembourg was issued shares representing a 51% interest in Groen Goor. The Groen Goor Loans converted into Ellomay Luxembourg shareholder’s loans to Groen Goor upon the financial closing of the Goor Project, which occurred in December 2016.

Groen Goor EPC and O&M Agreements

During November 2016, Groen Goor entered into an EPC agreement in connection with the Goor Project, or the EPC Agreement, of an anaerobic digestion plant in Goor, the Netherlands, with Ludan. The Goor Project commenced operations in December 2017. The overall capital expenditure in connection with the Goor Project was approximately €10.8 million, including bank financing.

During September 2016, Ellomay Luxembourg entered into a MOU with Ludan, setting forth the agreed material principles and understandings with respect to the Goor Project’s O&M agreement, or the O&M Agreement, which included customary O&M terms.

As noted above, effective January 27, 2019, Ludan’s performance of O&M services for the Goor Project was terminated. The Goor Project is currently operated by Groen Goor, who recruited experienced employees for this purpose and the senior management provide services both to the Goor Project and to the Oude Tonge Project. In addition, following the consummation of the Ludan Acquisition Agreement, we currently indirectly hold 100% of the share capital of Groen Goor. During 2019 we added a centrifuge decanter and a dry silo system for the Goor Project.

In October 2016, Groen Goor executed offtake agreements for selling its produced gas, electricity, green gas certificates and green electricity certificates.

 The Oude Tonge Project

Further to the Ludan Agreement, during April 2017 – June 2017 we, through Ellomay Luxembourg, entered into loan agreements with Groen Gas Oude–Tonge B.V., or Oude Tonge, which was then in the process of developing an anaerobic digestion plant, with a green gas production capacity of approximately 475 Nm3/h, in Oude Tonge, the Netherlands, whereby we provided shareholders loans in the aggregate amount of approximately €1.7 million. Ellomay Luxembourg was issued shares representing a 51% interest in Oude Tonge in April 2017. The Oude Tonge facility commenced operations in June 2018.

Oude Tonge EPC Agreement

The Oude Tonge Project executed an EPC agreement with an affiliate of Ludan, based on terms previously agreed to by us and Ludan. The Oude Tonge Project commenced operations in June 2018. The overall capital expenditure in connection with the Oude Tonge Project were approximately €8.2 million, including bank financing. Ludan initially provided O&M services to the Oude Tonge Project, however, as noted above, effective as of January 27, 2019, Ludan’s performance of O&M services for the Oude Tonge Project was terminated. The Oude Tonge Project is currently operated by Oude Tonge, who recruited experienced employees for this purpose and the senior management provide services both to the Oude Tonge Project and to the Goor Project. In addition, following the consummation of the Ludan Acquisition Agreement, we currently indirectly hold 100% of the share capital of Oude Tonge. During 2019 we added a centrifuge decanter for the Oude Tonge Project.

In May 2017, Oude Tonge executed offtake agreements for selling its produced gas and green gas certificates.

During 2019, we assessed the fair value of our WtE facilities in light of operating losses suffered by these facilities during this period. The examination was conducted based on projected cash flows that were discounted at a rate of 6.6%. The examination concluded that the fair value of the facilities is slightly higher than the carrying value of the projects and therefore there is no need for a provision for impairment. The assumptions on which the examination was based could be affected by our inability to meet our budget, our inability to maintain and procure the feedstock necessary for optimal performance of the units, by technical malfunctions and by other circumstances that influence the operation of the facilities.

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

Anaerobic digestion is a biological process that produces a gas (also known as biogas) principally composed of methane (CH4) and carbon dioxide (CO2). These gases are produced from organic waste such as livestock manure and food processing waste and from agro-residues. Depending on the type of feedstock used and the system design, biogas is typically 55%-75% pure methane. The biogas is emitted during the digestion process of the substrates by specific combinations of bacteria. As there is a relatively wide range of feedstock mix that can be used in the process, the facilities in the Netherlands are designed to allow flexibility that is expected to reduce dependency on certain feedstock mix or the feedstock supplier. The biogas is used to produce green gas, or bio-methane, with properties close to natural gas that is injected into the natural gas grid.

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

Sources and Availability of Raw Materials for the Operations of the WtE Projects

As noted above, the anaerobic digestion process requires continuous input of raw materials such as: manure, glycerin, mix grain and corn, all of which are not freely available (as is the case with wind, solar and hydro energies).

The success of a WtE facility depends on its ability to procure and maintain sufficient levels of the waste applicable and suitable to the WtE technology the facility uses, in order to meet a certain of range of energy (gas, electricity or heat) production levels. Both Groen Goor and Oude Tonge initially executed long term feedstock agreements with feedstock suppliers. These agreements were terminated due to disagreements with the suppliers. In order to ensure continuous supply of raw materials, both in terms of the quantity and the quality and composition of the raw materials, the WtE Projects started working with a large number of waste suppliers, such as farmers, food manufacturers and other specialized waste suppliers in order to continuously monitor the proposed sales and try to locate the most efficient and beneficial offers.

The Netherlands Waste-to-Energy Market and Regulation

In 2009, the EU enacted legislation that set climate and energy targets for the year 2020. The main targets for 2020 are a 20% cut in greenhouse gas emissions compared to 1990 levels, the production of 20% of the energy in the EU from renewable sources and a 20% improvement in energy efficiency. These targets were revisited by the EU in 2018 and set at 40%, 32% and 32.5%, respectively, for the year 2030. The target for the production rate of energy from renewable sources for the Netherlands imposed by the EU to be reached by the year 2020 is 14%. However, in 2019 only 8.6% of the energy in the Netherlands came from renewable sources, putting the Netherlands 5.4% short of its target. The Dutch government’s goal is to have 16% renewable energy by 2023 and a fully sustainable energy supply in 2050. In close consultation with various stakeholders, the Dutch government defined this goal initially in the national Energy Agreement (“Energieakkoord”) of September 2013.As a follow-up to the Energy Agreement and as an elaboration on the Paris Agreement, which the Dutch government signed in 2015, the national Climate Agreement (“Klimaatakkoord”) was adopted in June 2019. The Climate Agreement contains several stringent national climate goals (e.g., a CO2 emissions reduction of 49% by 2030 and 95% by 2050) to be achieved through numerous national climate measures but does not eliminate the renewable energy goals set out in the Energy Agreement.

The aforementioned national climate goals are formally included in the national Climate Act (“Klimaatwet”), which is in force since September 2019. The Climate Act contains no direct obligations for citizens and businesses; it provides the national government with a framework to establish further legislation in order to reach the national climate goals. The Climate Act prescribes among other obligations that the Dutch government must draft a socalled climate plan (“klimaatplan”), containing the most important decisions and measures in the field of climate policy and energy saving management for the next five years. The first climate plan (“Integraal Nationaal Energieen Klimaatplan 2021-2030”, or “INEK”) was presented on November 1, 2019. The INEK mainly refers to the headlines and goals set in aforementioned national Agreements as well as the Climate Act. It also provides an overview of the current and upcoming Dutch legislation in the field of climate policy.

The Netherlands waste treatment is subject to strict regulatory obligations, requiring that approximately 10% of the market be processed. As a result, facilities that produce waste (such as farms) are expected to seek more appropriate solutions for waste management. As part of the national Climate Agreement, the Dutch government intends to intensify the enforcement of the legal obligation for facilities to take energy saving measures with a payback period of five years (this obligation is set under the Dutch Environmental Protection Act (“Wet milieubeheer”) and the Dutch Activity Decree (“Activiteitenbesluit”) under that Act). In order to support this effort, the Dutch government has drafted and in April 2019 updated a so called ‘recognized measures’ list, intended to simplify compliance with the energy saving obligation. This list is available as annex 10 to the Dutch Activity Regulation (“Activiteitenregeling”). To further improve that compliance, an information duty regarding taken energy savings measures applies since July 2019 (and every four years thereafter) under the Dutch Activity Decree (“Activiteitenbesluit”).

To accelerate the energy transition (from fossil to sustainable energy) in the Netherlands, the Dutch Electricity Act (“Elektriciteitswet”) obliges network operators to provide priority to facilities that produce renewable energy in the connection to the electricity grid. This Act also sets rules and requirements regarding the connection point’s allocation, the method of connection and the distribution of ‘connection costs’ between network operator and the facility’s operator. Due to a considerable growth of renewable energy developments (e.g., the rise of wind and solar power projects onshore), congestion on the electricity grid is becoming an increasing issue in several parts of the Netherlands, in particular in less densely populated areas with a less robust electricity grid. In this context, the aforementioned rules are gaining even more importance. The Dutch Decree amending investment plan and quality of electricity and gas (“Besluit tot wijziging van het besluit investeringsplan en kwaliteit elektriciteit en gas”) is currently in preparation and will enable on short notice an intensified use of the electricity network. The reserve capacity of the high-voltage grid will be dedicated to energy generated by renewable energy sources. The Climate Act prescribes the obligation of a 100% CO2 neutral electricity production in 2050.

Subsidies

The current subsidy scheme for renewable energy in the Netherlands is called SDE+ (“Stimulering Duurzame Energieproductie” or Stimulating Renewable Energy Production). The SDE+ budget has increased substantially over recent years and has grown from €3.5 billion in 2014 to €10 billion in 2019. For 2020, however, this budget is only €2 billion since, unlike in 2019, the SDE+ program in 2020 comprises only one round of application (in the spring), which opens on March 17 and closes on April 2, and is identical (regarding content, techniques and categories) to the application format in 2019. The SDE+ contribution is equal to the base amount (cost price of renewable energy) minus the correction amount (earnings for fossil energy (SPOT price)). The SDE+ subsidy is calculated per annum based on the quantity of the produced eligible renewable energy and the set correction amount. The subsidy applies up to a maximum of full load hours and has a maximum duration dependent on the category of renewable energy involved.

As of mid-2020, the SDE+ program will be extended, under the denominator: Stimulating Renewable Energy Transition (“Stimuleringsregeling Duurzame Energietransitie – SDE++”). This new subsidy program will stimulate the further rollout of renewable energy and CO2 emissions reducing techniques by compensating the unprofitable top margin of these techniques. The SDE++ is technique neutral, introducing several new techniques as eligible for subsidy, among others relating to heat generation from biomass. Given the wide range of available biomass technologies nowadays, the SDE++ provides for various categories under which subsidy can be requested for biomass projects. Under the SDE++ subsidy program, subsidies will be granted on the basis of prevented CO2 emissions. The SDE++ contribution is equal to the base amount (cost price of reduction of CO2 emissions) minus the correction amount (SPOT price). This will be organized via an operating subsidy scheme. Unlike the SDE+ program, in which the amount requested per kWh is decisive, subsidy applications under the SDE++ program will be handled on the basis of increasing maximum subsidy need per phase. Consequently, projects with a lower subsidy need shall be given priority when granting subsidies under this new subsidy program. Currently the SDE++ program is being elaborated in more detail by the Dutch government. The SDE++ will be determined annually, with a budget of €5 billion in 2020. The maximum subsidy grant is €300 per ton of CO2 emissions. The round of application for the SDE++ (“Openstellingsronde SDE++ 2020”) in 2020 is from September 29 until October 22.

Taxes

In May 2019, the Dutch government proposed several options for the adoption of a CO2 emissions tax, which should be effective as of 2021. However, this taxation is currently under public and political debate, while no specific legislation has yet been prepared. The rationale behind the CO2 emissions tax is that the big polluters, generally the larger industrial facilities, have to pay their fair share in reducing CO2 emissions in the Netherlands. Based on the current proposed options, likely a certain tax-free threshold will apply, above which tax will be due per additional ton CO2 emissions. A range of €30 taxation in 2021 increasing to €150 taxation in 2030 is now under discussion, also in relation to the European emissions trading system, as set forth in the European Directive 2003/87/EC. The main features of this system are the CO2 emissions cap and the trading of CO2 emissions allowances, in order to reduce, in a cost-effective way, the CO2 emissions of heavy energy-using facilities in the Netherlands too.

Dutch tax laws provide for an Energy Investment Allowance, or an EIA, a tax advantage for companies in the Netherlands that invest in energy-efficient technology that meet the Energy List requirements (2020 - as published by the Netherlands Enterprise Agency, Dutch: RVO), allowing a deduction of 45% of the investment costs from the corporate income, on top of the usual depreciation. The right to the EIA is declared with the tax return, provided the investment is timely reported to the Netherlands Enterprise Agency. Due to the expected increase of investments in renewable energy in the Netherlands, the Dutch government expects a further shortage of EIA deduction in the future (55% in 2017 to 54.5% in 2018 and 45% in 2019 and 2020). However, the EIA budget does increase in 2020 (from €151 million in 2013 it decreased to €101 million in 2017 and increased to €147 in 2019 and 2020). In the national Energy Agreement it has been agreed that the EIA program will primarily be focused on energy-efficiency investments. A renewable energy project that is eligible for an SDE+ subsidy is not eligible for the EIA tax advantage (the latter only relates to new projects and projects who have already obtained rights to tax advantages). As compensation, the SDE+ budget has been increased by the Dutch government over the years (see above). It is likely that the EIA program will interact in a similar way with the SDE++ program, but this has not formally been decided yet. Recently, the EIA program has been extended until January 2024. Proposals for the Energy List 2021 can be submitted until September 1, 2020.

Permits

A permit under the Dutch Environmental Permitting Act (“Wet algemene bepalingen omgevingsrecht”) is required to operate a waste treatment facility in the Netherlands. In addition to this permit, other permits, such as a permit pursuant to the Dutch Water Act (“Waterwet”) and under local Ordinances (“Algemene Plaatselijke Verordening”), could be required too. The need for these permits depends on the (physical) scale of the waste treatment facility and its impact on the nearby environment. A permit is issued without a time limit. However, changing circumstances (new operational activities on-site or new developments nearby) may require the permit to be revised. As a reaction to significant violations of permit restrictions and/or regulations, the authorities may withdraw a permit.

Furthermore, the operation of a waste treatment facility must also be in line with the designated use in the applicable zoning plan. In case the facility is not in line with the zoning plan, either the zoning plan has to be adapted or a permit has to be obtained under the Dutch Environmental Permitting Act (“Wet algemene bepalingen omgevingsrecht”), allowing deviation from the applicable designated use. New zoning plans may make an end to the designated use that allows an existing facility. However, in that case it is obligatory under the Dutch Spatial Planning Act: “Wet ruimtelijke ordening”) to include transitory rules that allow continuation (but not expansion) of existing operations.

The foregoing will be similar the planned Dutch Environment Law Act (“Omgevingswet”), which replaces fifteen existing laws on environment and zoning, including the Dutch Environmental Permitting Act (“Wet algemene bepalingen omgevingsrecht”), the Dutch Water Act (“Waterwet”) and the Dutch Spatial Planning Act (“Wet ruimtelijke ordening”). The Dutch Evironment Law Act (“Omgevingswet”) is expected to come into force in 2021, and the Dutch Senate (“Eerste Kamer”) passed the implementing legislation on February 11, 2020. The aforementioned Acts will materially not fundamentally change under the Dutch Environment Law Act (“Omgevingswet”). More-over, permit applications that have been submitted before the date of entry into force, shall presumably be assessed in accordance with the former applicable Acts.

In addition to the aforementioned permits, a permit under the Dutch Nature Protection Act (“Wet natuurbescherming”) is necessary for the operation of a waste treatment facility in the Netherlands, in case it may negatively affect designated Natura 2000-areas (“Natura 2000-gebieden”), by causing nitrogen to be deposited thereon. By decision of the highest Dutch administrative court, the specific regime for nitrogen depositions, the ‘Integrated Approach to Nitrogen’ (“Programma Aanpak Stikstof”) was, how-ever, revoked in May 2019. The key assumption under this regime that, through nature restoration measures and source-directed measures, a general autonomous reduction of nitrogen depositions/emissions can be created (only) in favor of (more) economic developments, is therefore no longer valid. This also applies to the nitrogen exemption limits of the ‘Integrated Approach to Nitrogen’ (“Programma Aanpak Stikstof”), which provided for an exemption to the permit obligation under the Dutch Nature Protection Act (“Wet natuurbescherming”). As a result, it is currently more difficult to obtain such permit in the Netherlands, in principle also for the operation of a (modified/new) waste treatment facility. Most likely this difficulty will continue until Dutch government will determine and implement additional policies to solve this matter. The Dutch Nature Protection Act (“Wet natuurbescherming”) as such will also be integrated in the Dutch Environment Law Act (“Omgevingswet”).

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

As of December 31, 2019, we paid an amount of approximately NIS 3.4 million (approximately €0.88 million) on account of the consideration upon the acquisition and may be required, if certain conditions and milestones are met (which conditions and milestones have not currently been met), to pay certain parties additional amounts in certain installments, which in the aggregate are not expected to exceed an amount of NIS 39 million (approximately €10 million).

In August 2016, Ellomay PS received the Prior Conditional License for the Manara PSP from the Minister. The Prior Conditional License initially regulated the construction of a pumped storage plant in the Manara Cliff with a capacity of 340 MW. The Prior Conditional License included several conditions precedent to the entitlement of the holder of the Prior Conditional License to receive an electricity production license. The Prior Conditional License was valid for a period of seventy two (72) months commencing from the date of its approval by the Minister, subject to compliance by Ellomay PS with the milestones set forth therein and subject to the other provisions set forth therein (including a financial closing, the provision of guarantees and the construction of the pumped storage hydro power plant). On December 4, 2017, the Israeli Electricity Authority announced the reduction of the capacity stipulated in the Prior Conditional License issued to Ellomay PS from 340 MW to 156 MW. The reduced capacity was based on the remaining capacity in the PS Quota determined by the Israeli Electricity Authority after deducting the capacity already allocated to two projects that are in more advanced stages than the Manara PSP. In its decision, the Israeli Electricity Authority noted that in the event one of the holders of the conditional licenses reaches financial closing, the Israeli Electricity Authority will commence the process of revoking the other conditional licenses for projects that have not yet reached financial closing, and which exceed the PS Quota. The Israeli Electricity Authority also announced the extension by an aggregate period of six months of the deadline for producing a connection survey in the Prior Conditional License and in Nesher PS’s conditional license (which has since expired).

In March 2019, following Ellomay PS’s request to extend certain dates and deadlines in the Prior Conditional License granted to it due to the continuation of the planning procedures in the National Infrastructure Committee and the process of obtaining the assessment from the ILA, the Israeli Electricity Authority resolved to extend certain deadlines and dates set forth in the Prior Conditional license held by Ellomay PS. The extensions include, among others: (i) an extension of the term of the Prior Conditional License by 24 months to 96 months, (ii) an extension of the deadline for obtaining a building permit by 3 months to 33 months commencing upon the effective date of the Prior Conditional License, and (iii) an extension of the deadline for financial closing by 12 months to 42 months commencing upon the effective date of the Prior Conditional License. The Israeli Electricity Authority’s resolution will become effective following the receipt of the approval of the Israeli Minister of National Infrastructures, Energy and Water, or the Minister, and is also subject to the forfeiture of a bank guarantee provided by Ellomay PS in the amount of approximately NIS 2.1 million (approximately €0.5 million) and of an additional amount of approximately NIS 1 million (approximately €0.23 million) out of bank guarantees Ellomay PS will be required to provide in connection with the extension.

In October 2018, Ellomay PS, in which we indirectly own 75% (including 6.67% held by a trustee in trust for us and other parties as more fully described below) and which is advancing the construction of the Manara PSP, executed a letter of appointment, or the Letter of Appointment, with two companies that are subsidiaries of, and controlled by, Electra Ltd. (TASE: ELTR), or, such subsidiaries together, Electra. The Letter of Appointment provides for the appointment of Electra, on an exclusive basis, as the main contractor for the Manara PSP. The Letter of Appointment provides a contract price of approximately $300 million, all subject to an indexation mechanism. The parties to the Letter of Appointment undertook to continue their good faith negotiations in order to reach a final form for an Engineering, Procurement and Construction Contract, or an EPC Contract. The Letter of Appointment was effective until September 30, 2019.

In December 2018, we executed a settlement agreement, or the A.R.Z. Settlement Agreement, with A.R.Z. Electricity Ltd., or A.R.Z Electricity, an Israeli private company that holds 33.33% of Sheva Mizrakot Ltd., which in its turn holds 25% of the company promoting the Manara PSP, in which we currently hold an indirect 75% interest (including 6.67% of Ellomay PS that are held by a trustee in trust for us and other parties as more fully described below). The A.R.Z. Settlement Agreement resolves a claim made by A.R.Z. Electricity and Mr. Raanan Aloni against us and our affiliates, in connection with the Manara PSP, and other disputes between such parties concerning the Manara PSP. The A.R.Z. Settlement Agreement provides, inter alia, for the grant to A.R.Z. Electricity of a right to acquire, on financial closing of the Manara PSP (to the extent such financial closing occurs), an additional 6.67% of the Manara PSP. The acquisition by A.R.Z. Electricity of this additional stake in the Manara PSP is subject to the fulfillment of various conditions precedent including, inter alia, the full and timely payment by A.R.Z. Electricity and Raanan Aloni of all their obligations and debts to the project company and to us and our affiliates, as well as the repayment of all amounts paid by us and our affiliates to the project company, on account of A.R.Z. Electricity’s existing (8.33%) and potential additional (6.67%) stake in the Manara PSP, plus interest at a rate of 5% per annum. In accordance with the A.R.Z Settlement Agreement, a trustee was issued 6.67% of the share capital of Ellomay PS and holds such shares in trust for us, for an affiliate of ours and for A.R.Z. Electricity, pending the fulfillment of the conditions set forth in the A.R.Z Settlement Agreement. The issuance of such shares to the trustee, as well as the issuance of additional shares to Sheva Mizrakot Ltd. (in order to maintain its percentage holdings in Ellomay PS). Until the shares held in trust are released to A.R.Z Electricity, Ellomay 2014 controls the voting of these shares and is entitled to the economic benefits associated therewith.

Term Sheet for Sale of up to 35% of the Manara PSP

We are party to a term sheet, executed in May 2019, between Ellomay 2014 and an investor for the sale by Ellomay 2014 of shares representing up to 35% of the share capital and of the shareholders loans of Ellomay PS. Ellomay 2014 currently owns 75% of the share capital of Ellomay PS (including 6.67% of the share capital of Ellomay PS that are held by a trustee in trust for us and other parties). The consummation of the sale of the interests in Ellomay PS is scheduled to occur simultaneously with the financial closing of the Manara PSP and is subject to the occurrence of certain conditions precedent, including the execution of definitive agreements, the completion of a due diligence process by the investor, obtaining regulatory approvals and other customary conditions to closing.

Receipt of Land Assessment from the Israel Land Authority

In November 2019, Ellomay PS received the Assessment from the ILA in connection with the Manara PSP. The Assessment requires Ellomay PS to pay approximately NIS 160 million (approximately $41.3 million) to the ILA in consideration for the ILA’s consent to the sublease of the land on which the Manara PSP is currently planned to be constructed. The ILA’s consent is required in order to obtain building permits and financing for the construction of the Manara PSP. Ellomay PS contested the Assessment and is awaiting the ILA’s response. In addition, Ellomany PS has a right to appeal the Assessment if its contest of the Assessment will be rejected. Ellomay PS and its advisors believe that the consent fee required is significantly higher than the reasonable amount, among other reasons due to the consent fee reflecting a demand for payment of more than NIS 1 million per one installed MW. Ellomay PS is reviewing the Assessment and contemplating its future steps in connection with the Assessment and the Manara PSP. Ellomay PS will attempt to reduce the Assessment to a reasonable amount that will maintain the economic feasibility of the Manara PSP.

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

The Second Petition was filed in connection with the decision of the Israeli Electricity Authority, dated February 20, 2017, to extend the following milestones deadlines stipulated in Kochav PS’s conditional license: (i) financial closing milestone deadline; and (ii) construction period for Kochav PS’s project. Kochav PS filed its response to the request for the motion for an interim relief on March 16, 2017. In its response, amongst other claims, Kochav PS requested that if the court granted Ellomay PS’s motion for an interim relief, Ellomay PS would be obligated to post a bond in the amount of NIS 10 million (approximately €2.6 million) in order to cover Kochav PS’s damages caused by the interim relief.

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

On December 27, 2017, Kochav PS filed a statement of claim against Ellomay PS with the Tel Aviv – Jaffa Magistrate Court claiming damages allegedly caused due to delays in connection with the Second Petition. Kochav PS claims damages in an aggregate amount of approximately NIS 4.2 million (approximately €1.02 million). In April 2018, Ellomay PS submitted a statement of defense and in August 2018 Kochav PS submitted a plea. In addition, the parties reached an arrangement whereby the NIS 2 million guarantee will be returned to Ellomay PS and the shareholders of Ellomay PS provided a commitement to pay Kochav PS any amount ordered by the court to be paid by Ellomay PS up to an amount of NIS 1.9 million (approximately €0.4 million). On March 14, 2019, a pre-trial hearing was held. It was agreed that the parties would hold talks and update the court if they reach any agreement regarding compromising. On March 24, 2019, the parties notified the court that they did not reach a compromise. The claim is now in disclosure proceedings.

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

Ellomay PS entered into land lease option agreements with land owners, in order to secure land use rights for the duration of the construction phase and the commercial operation of the Manara PSP, and a water supply agreement with the Galil Elyon Water Association, in order to secure water supply for the project for the duration of the commercial operation.

Ellomay PS also holds geological and hydrology surveys, and an environmental impact assessment.

We expect to continue promoting the Manara PSP, but we may, for various reasons including in the event the Assessment is not timely overturned or significantly reduced, in the event a new conditional license is not issued, or in the event of changes in the applicable regulation and adverse economic conditions, resolve not to continue the advancement of the Manara PSP without further liability to the other parties under the aforementioned agreements.

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

Apart from Manara PSP, there are two pumped storage projects that have already been allocated portions of the PS Quota – the 300 MW Gilboa PSP, and the 344 MW Kochav Hayarden PSP, and therefore do not compete for the remaining available portion of the PS Quota.

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

In August 2016, Ellomay PS received the Prior Conditional License for a capacity of 340 MW. The Prior Conditional License was granted, inter alia, after the initial development stage, including receiving a feasibility survey from IEC, was finalized. In addition, the Editors Committee of the National Outline Plan #10 approved the increase of capacity to 340 MW.

The Prior Conditional License was valid for a period of seventy two (72) months commencing from the date of its approval by the Minister, subject to compliance by Ellomay PS with the milestones and other provisions set forth therein.

On February 26, 2020, Ellomay PS retracted the Prior Conditional License issued to it, which was due to expire on February 28, 2020 because Ellomay PS did not reach financial closing by such date as was required under the milestones included in the Prior Conditional License. On the same date, Ellomay PS and filed an application for a new similar conditional license for a pumped storage facility with a capacity of 156 MW, based on the remaining portion of the PS Quota. In the event issued, a new conditional license is expected to include updated deadlines for financial closing and the completion of construction of the Manara PSP.

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

The Israeli Water Authority granted to Ellomay PS a water plant license, and approved the water rationing needed for the preliminary filling of the reservoirs prior to commencement of commercial operation, and for the continued operation of the power plant. The water plant license was granted to Ellomay PS in August 2015 and was since renewed from time to time.

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

We do not believe that our current asset structure results in our being deemed to be an “investment company.” Specifically, we do not believe that our holdings in the PV Plants or the WtE projects would be considered “investment securities,” as we control the PV Plants and the WtE projects via wholly-owned subsidiaries. In addition, despite minority holder protective rights granted to the minority shareholders of the Talasol Project and the Manara PSP, including several rights which effectively require the unanimous consent of all, we believe that our interests in the Talasol Project and the Manara PSP do not constitute “investment securities” given, among other things, our majority shareholder and board membership status. The current fair value of our holdings in Dori Energy and other relevant assets do not in our judgment exceed 40% of our aggregate assets, excluding our assets held in cash and cash equivalents. If we were deemed to be an “investment company,” we would not be permitted to register under the Investment Company Act without an order from the SEC permitting us to register because we are incorporated outside of the United States and, prior to being permitted to register, we would not be permitted to publicly offer or promote our securities in the United States. Even if we were permitted to register, it would subject us to additional commitments and regulatory compliance. Investments in cash and cash equivalents or in other assets that are not deemed to be “investment securities” might not be as favorable to us as other investments we might make if we were not potentially subject to regulation under the Investment Company Act. We seek to conduct our operations, including by way of investing our cash and cash equivalents, to the extent possible, so as not to become subject to regulation under the Investment Company Act. In addition, because we are actively engaged in exploring and considering strategic investments and business opportunities, and in fact have entered the Italian and Spanish photovoltaic power plants markets through controlling investments, we do not believe that we are currently engaged in “investment company” activities or business.

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

C.          Organizational Structure

Our Spanish PV Plants are held by: (i) Rodríguez I Parque Solar, S.L., (ii) Rodríguez II Parque Solar, S.L., (iii) Seguisolar S.L. and (iv) Ellomay Spain S.L., all wholly-owned by Ellomay Luxembourg Holdings S.àr.l. The Talasol Project is held by Talasol Solar S.L., of which 51% is owned by Ellomay Luxembourg Holdings S.àr.l.

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

Our Netherlands WtE facilities are held by: (i) Groen Gas Goor B.V. and (ii) Groen Gas Oude–Tonge B.V., both wholly-owned by Ellomay Luxembourg Holdings S.àr.l. We hold the rights in connection with the Manara PSP through our wholly-owned subsidiary, Ellomay Water Plants Holdings (2014) Ltd., which indirectly owns 75% of the rights in Ellomay Pumped Storage (2014) Ltd. (including 6.67% that are held by a trustee in trust for us and other parties).

The Italian PV Plants, sold by us on December 20, 2019, are held by the following Italian companies, which prior to the sale were wholly-owned by Ellomay Luxembourg Holdings S.àr.l.: (i) Ellomay PV One S.r.l., (ii) Ellomay PV Two S.r.l., (iii) Ellomay PV Five S.r.l., (iv) Ellomay PV Six S.r.l., (v) Ellomay PV Seven S.r.l (formerly Energy Resources Galatina S.r.l.), (vi) Pedale S.r.l., (vii) Luma Solar S.r.l., (viii) Murgia Solar S.r.l, (ix) Soleco S.r.l. and (x) Technoenergy S.r.l. These companies were sold on December 20, 2019. For more information see “Item 4.A: History and Development of Ellomay; Recent Development.”

D.          Property, Plants and Equipment

Our office space of approximately 360 square meters is located in Tel Aviv, Israel. This lease currently expires in February 2025. We sub-lease a small part of our office space to a company controlled by Mr. Shlomo Nehama, at a price per square meter based on the price that we pay under our leases. This sub-lease agreement was approved by our Board of Directors.

Our PV Plants are located in Spain and Israel. Pursuant to the building right agreements executed by our subsidiaries that are PV Principals in connection with the majority of our PV Plants, our subsidiaries own the PV Plants and received the right to maintain the PV Plants on the land on which they are located, or the Lands. The ownership of the Lands under the leasing agreements remains with the relevant owners of the Lands who are the grantors of the building rights under the respective building right agreements. The following table provides information with respect to the Lands and the PV Plants:

PV Plant	Size of Property	Location	Owners of the PV Plants/Lands
“Rinconada II”	81,103 m²	Municipality of Córdoba, Andalusia, Spain	PV Plant owned by Ellomay Spain S.L. Land held by owners and leased to Ellomay Spain S.L.
“Rodríguez I”	65,600 m2	Lorca Municipality, Murcia Region, Spain	PV Plant owned by Rodríguez I Parque Solar, S.L. Lease Agreement executed between the owners and Rodríguez I Parque Solar, S.L.
“Rodríguez II”	50,300 m2	Lorca Municipality, Murcia Region, Spain	PV Plant owned by Rodríguez II Parque Solar, S.L. Lease Agreement executed between the owners and Rodríguez II Parque Solar, S.L.
“Fuente Librilla”	64,000 m2	Fuente Librilla Municipality, Murcia Region, Spain	PV Plant owned by Seguisolar S.L. Lease Agreement executed btween owners and Seguisolar S.L.
“Talasol” (under construction)	6,040,000 m2	Talavan (Cáceres) – Extremadura Region, Spain	Lease Agreements executed with the Talavan Municipality, which owns the land
“Talmei Yosef”	164,000 m2	Talmei Yosef, Israel	Lease Agreement executed with the entity that leased the property from the ILA.

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

ITEM 4A: Unresolved Staff Comments

Not Applicable.

ITEM 5: Operating and Financial Review and Prospects

The following discussion and analysis is based on and should be read in conjunction with our consolidated financial statements, including the related notes, and the other financial information included in this report. The following discussion contains forward-looking statements that reflect our current plans, estimates and beliefs and involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to such differences include those discussed below and elsewhere in this report. Our results of operations for the periods following the sale of our Italian PV Plants (consummated in December 2019) will not include the results of operations of such plants and therefore our past results are not indicative of our results in the future.

A.          Operating Results

General

We are involved in the production of renewable and clean energy. We own five PV Plants that are operating and connected to their respective national grids as follows: (i) four photovoltaic plants in Spain with an aggregate installed capacity of approximately 7.9 MWp and (ii) one photovoltaic plant in Israel with an installed capacity of approximately 9 MWp. In addition, we indirectly own: (i) 9.375% of Dorad, which owns an approximate 860 MWp dual-fuel operated power plant in the vicinity of Ashkelon, Israel, (ii) Groen Gas Goor B.V and of Groen Gas Oude-Tonge B.V., project companies operating anaerobic digestion plants with a green gas production capacity of approximately 375 Nm3/h, in Goor, the Netherlands and 475 Nm3/h, in Oude Tonge, the Netherlands, respectively, (iii) 51% of Talasol, which is constructing a photovoltaic plant with a peak capacity of 300 MW in the municipality of Talaván, Cáceres, Spain, and (iv) 75% of the Manara PSP (including 6.67% that are held by a trustee in trust for us and other parties as more fully described in “Item 4.B: Business Overview – Pumped Storage Project in the Manara Cliff in Israel”), which is involved in a project to construct a 156 MW pumped storage hydro power plant in the Manara Cliff, Israel. See “Item 4.A: History and Development of Ellomay” and “Item 4.B: Business Overview” for more information.

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

Fair value measurement of non-trading derivatives

Within the scope of the valuation of financial assets and derivatives not traded on an active market, management makes assumptions about inputs used in the valuation models. For information on a sensitivity analysis of levels 2 and 3 financial instruments carried at fair value, see Note 21 to our annual financial statements included elsewhere in this Report.

Recognition of deferred tax asset in respect of tax losses

The probability that in the future there will be taxable profits against which carried forward losses can be utilized. See Note 19 to our annual financial statements included elsewhere in this Report regarding taxes on income and deferred tax.

Business combination

Fair value of assets and liabilities acquired in a business combination. See Note 6 regarding subsidiaries.

Segments

In view of our entry into additional operations such as WtE in the Netherlands resulting in separate segment reporting reviewed and analyzed by our CODM, we commenced presenting the results of its reportable segments on January 1, 2018. Comparison figures are presented accordingly. Our reportable segments, which form our strategic business units, are as follows: (i) photovoltaic power plants presented per geographical areas (Italy, Spain and Israel), (ii) 9.375% indirect interest in Dorad, (iii) anaerobic digestion plants (Biogas) in the Netherlands and (iv) pumped storage hydro power plant in Manara, Israel. For more information see Note 22 to our annual financial statements included elsewhere in this report.

Results of Operations

The results of operations included in our financial statements for the year ended December 31, 2019 include the results of operations of the Italian PV Plants that were sold to a third party on December 20, 2019. Our results of operations for the periods following the sale of such Italian PV Plants will not include the results of operations of such plants and therefore our past results are not indicative of our results in the future.

Year Ended December 31, 2019 Compared with Year Ended December 31, 2018

Revenues were approximately €19 million for the year ended December 31, 2019, compared to approximately €18.1 million for the year ended December 31, 2018. The revenue increase is mainly due to of the commencement of operations of our WtE project in Oude Tonge, the Netherlands in June 2018 and relatively higher levels of radiation in Italy during 2019 compared to 2018.

Italian PV Segment.  Revenues from our Italian PV segment, sold to a third party on December 20, 2019, were approximately €10.1 million for the year ended December 31, 2019, compared to approximately €9.6 million for the year ended December 31, 2018. The increase is mainly due to relatively higher radiation levels in Italy during 2019 compared to 2018.

Spanish PV Segment.  Revenues from our Spanish PV segment were approximately €3 million for each of the years ended December 31, 2019 and 2018.

Israeli PV Segment.  The segment results for our PV Plant located in Israel are presented under the fixed asset model and not under the IFRIC 12 financial asset model as applied in our financial statements. Proceeds for electricity produced by our Israeli PV segment were approximately €4.1 million for the year ended December 31, 2019, compared to approximately €4 million for the year ended December 31, 2018. The increase in revenues is mainly due to relatively higher radiation levels in Israel during 2019 compared to 2018 and a decrease of the euro/NIS exchange rate during the year ended December 31, 2019 (average euro/NIS exchange rate of 3.99) compared to the year ended December 31, 2018 (average euro/NIS exchange rate of 4.244).

Dorad Segment.  The segment results for Dorad are presented as our share in the results of Dorad in NIS translated into euro and not under the equity method (equity accounted investee) as applied in our financial statements. Our share in the revenues of Dorad was approximately €63.4 million (approximately NIS 253.2 million) for the year ended December 31, 2019, compared to approximately €58.1 million (approximately NIS 246.4 million) for the year ended December 31, 2018. The increase in Dorad’s NIS denominated revenues is mainly due to a slight tariff increase and increased electricity production sold to Dorad’s customers during the year ended December 31, 2019. The increase in Dorad’s revenues translated into euro is a result of the decrease of the euro/NIS exchange rate during the year ended December 31, 2019 (average euro/NIS exchange rate of 3.99) compared to the year ended December 31, 2018 (average euro/NIS exchange rate of 4.244).

Netherlands Biogas Segment.  Revenues from our Netherlands biogas segment were approximately €4.8 million for the year ended December 31, 2019, compared to approximately €4.5 million for the year ended December 31, 2018. The increase is due to the commencement of operations of one WtE Project in Oude Tonge, the Netherlands, in June 2018.

Operating expenses were approximately €6.6 million for the year ended December 31, 2019, compared to approximately €6.3 million for the year ended December 31, 2018. The increase in operating expenses is mainly attributable to additional operating expenses from the commencement of operations of our WtE Project in Oude Tonge, the Netherlands, in June 2018. Depreciation expenses were approximately €6.4 million for the year ended December 31, 2019, compared to approximately €5.8 million for the year ended December 31, 2018.

Italian PV Segment.  Operating expenses in connection with our Italian PV segment were approximately €1.4 million for the year ended December 31, 2019, compared to approximately €1.6 million for the year ended December 31, 2018. The decrease is mainly due to reduced lease expenses due to the implementation of IFRS 16.

Spanish PV Segment.  Operating expenses in connection with our Spanish PV segment were approximately €0.5 million for the year ended December 31, 2019 compared to approximately €0.6 million for the year ended December 31, 2018. The decrease is mainly due to reduced lease expenses due to the implementation of IFRS 16.

Israeli PV Segment.  Operating expenses in connection with our Israeli PV segment were approximately €0.3 million for the year ended December 31, 2019, compared to approximately €0.5 million for the year ended December 31, 2018. The decrease is mainly due to the cancellation in 2019 of a provision recorded in previous years due to a property tax assessment agreement reached with the authorities.

Dorad Segment.  The segment results for Dorad are presented as our share in the results of Dorad in NIS translated into euro and not under the equity method (equity accounted investee) as applied in our financial statements. Operating expenses in connection with our Dorad segment were approximately €48.6 million (approximately NIS 193.9 million) for the year ended December 31, 2019, compared to approximately €44.6 million (approximately NIS 189.3 million) for the year ended December 31, 2018. The increase in Dorad’s operating expenses is mainly due to increased production, higher electricity quantities purchased from the IEC and increased maintenance expenses.

Netherlands Biogas Segment.  Operating expenses in connection with our Netherlands biogas segment were approximately €4.4 million for the year ended December 31, 2019, compared to approximately €3.6 million for the year ended December 31, 2018. The increase is due to commencement of operations of our WtE Project in Oude Tonge, the Netherlands, in June 2018.

Project development costs were approximately €4.2 million for the year ended December 31, 2019, compared to approximately €2.9 million for the year ended December 31, 2018. The increase in project development costs is mainly attributable to consultancy expenses in connection with the Manara PSP.

General and administrative expenses were approximately €3.8 million for the year ended December 31, 2019, compared to approximately €3.6 million for the year ended December 31, 2018. The increase in general and administrative expenses resulted mainly from a slight increase in labor and consultancy expenses.

Our share of profits of equity accounted investee, after elimination of intercompany transactions, was approximately €3.1 million in the year ended December 31, 2019, compared to approximately €2.5 million in the year ended December 31, 2018. The increase in our share of profit of equity accounted investee is mainly attributable to an increase in sales of electricity by Dorad and to lower financial expenses incurred by Dorad due to the CPI indexation of loans from banks and related parties.

Other expenses, net, were approximately €2.1 million in the year ended December 31, 2019, compared to other income, net, of approximately €0.9 million in the year ended December 31, 2018. During 2019 we recorded expenses in the amount of approximately €2.1 million in connection with the announcement received from GSE, Italy’s energy regulation agency, by one of our Italian subsidiaries, claiming alleged non-compliance of the installed modules with the required certifications under the applicable regulation and raising the need to examine incentive eligibility implications, or the GSE Claim. On December 20, 2019, we sold our holdings in this subsidiary. The Sale and Purchase Agreement governing the sale of the subsidiary provided for up to €2.1 million of indemnification in connection with the GSE Claim and we recorded this potential payment as other expenses.

Capital gain was approximately €18.8 million in the year ended December 31, 2019, compared to 0 in the year ended December 31, 2018. The capital gain in the year ended December 31, 2019 was recorded in connection with the sale of ten Italian indirect wholly-owned subsidiaries of the Company, which own twelve photovoltaic plants with an aggregate nominal capacity of approximately 22.6 MW on December 20, 2019. The purchase price was €38.7 million (after approximately €2.3 million adjustments in connection with funds received by us from the Italian subsidiaries during 2019).

Financing expenses, net was approximately €8.2 million for the year ended December 31, 2019, compared to approximately €2.1 million for the year ended December 31, 2018.  The increase in financing expenses was mainly due to: (i) expenses in connection with exchange rate differences amounting to approximately €2 million in the twelve months ended December 31, 2019, mainly in connection with our NIS denominated Debentures, the loan to an equity accounted investee and cash and cash equivalents, caused by the 9.6% devaluation of the euro against the NIS during this period, compared to income in connection with exchange rate differences amounting to approximately €0.7 million in the twelve months ended December 31, 2018 (ii) charges of approximately €2 million recorded in 2019 in connection with the early repayment of the entire outstanding principal of our Series A Debentures, and (iii) an increase of approximately €0.5 million in interest and swap expenses mainly due to the financing transaction entered in March 2019 by four Spanish indirect wholly-owned subsidiaries and due to expenses recorded in connection with the swap transaction entered by the Italian subsidiaries that were sold on December 20, 2019.

Tax benefit was approximately €0.3 million in the year ended December 31, 2019, compared to taxes on income of approximately €0.2 million in the year ended December 31, 2018. This change is due to deferred taxes arising from timing differences in depreciation expenses in connection with the Talasol Project.

Net profit was approximately €9.8 million in the year ended December 31, 2019, compared to net loss of approximately €0.6 million for the year ended December 31, 2018.

Total other comprehensive income was approximately €1.3 million for the year ended December 31, 2019, compared to total other comprehensive loss of approximately €1.2 million in the year ended December 31, 2018. The change was mainly due to changes in fair value of cash flow hedges and from foreign currency translation differences on New Israeli Shekel denominated operations, due to fluctuations in the euro/NIS exchange rates.

Total comprehensive profit was approximately €11 million in the year ended December 31, 2019, compared to total comprehensive loss of approximately €0.5 million in the year ended December 31, 2018.

Year Ended December 31, 2018 Compared with Year Ended December 31, 2017

Please see Item 5A of our Form 20-F for the Year ended December 31, 2018, filed with the SEC on March 29, 2019.

Impact of Inflation and Fluctuation of Currencies

The annual rate of inflation in Israel was inflation of 0.4% in the year ended December 31, 2017, inflation of 0.8% in the year ended December 31, 2018 and inflation of 0.6% in the year ended December 31, 2019.

We hold cash and cash equivalents, marketable securities and restricted cash in various currencies, mainly in euro and NIS. Our investments in our Spanish PV Plants, in the WtE Projects and in the Talasol Project are denominated in euro and our investments in Dori Energy, in the Talmei Yosef PV Plant and in Manara PSP are denominated in NIS. Our Debentures are denominated in NIS and the interest and principal payments are made in NIS, the financing of the Talmei Yosef PV Plant is denominated in NIS and the financing we have obtained in connection with our Spanish PV Plants is denominated in euro and bears interest that is based on EURIBOR rate. Due to the change in our presentation currency, effective December 31, 2017, from the U.S. dollar to the euro, we translated past financial results into euro as more fully described in Note 3B to our financial statements included elsewhere in this report. We therefore are affected by changes in the prevailing euro/NIS exchange rates and previously, prior to the change in our presentation currency were affected by changes in the prevailing euro/U.S. dollar and euro/NIS exchange rates. We entered into various swap transactions to minimize our currency risks. We cannot predict the rate of appreciation/depreciation of the NIS against the euro in the future, and whether these changes will have a material adverse effect on our finances and operations.

The table below sets forth the annual rates of appreciation (or devaluation) of the NIS against the euro.

	Year ended December 31,
	2019	2018	2017

Appreciation (Devaluation) of the NIS against the euro	(9.6%)	3.3%	2.7%

The representative NIS/euro exchange rate was NIS 4.153 for one euro on December 31, 2017, NIS 4.292 for one euro on December 31, 2018 and NIS 3.878 for one euro on December 31, 2019. The average exchange rates for converting the NIS to euro during the years ended December 31, 2017, 2018 and 2019 were 4.063, 4.244 and 3.993 for one euro, respectively. The representative exchange rate as of March 1, 2020 was NIS 3.819 for one euro.

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

Effective Israeli Corporate Tax Rate

Israeli companies are generally subject to company tax on their taxable income. The Israeli corporate tax rate was reduced from 26.5% to 25% as of January 1, 2016. On January 4, 2016 the Knesset plenum passed the Law for the Amendment of the Income Tax Ordinance (Amendment 216) - 2016, by which, inter alia, the corporate tax rate would be reduced by 1.5% to a rate of 25% as from January 1, 2016. Furthermore, on December 22, 2016, the Knesset plenum passed the Economic Efficiency Law (Legislative Amendments for Achieving Budget Objectives in the Years 2017 and 2018) – 2016, by which, inter alia, the corporate tax rate would be reduced from 25% to 23% in two steps. The first step was a rate of 24% as from January 2017 and the second step was a rate of 23% as from January 2018

As of December 31, 2019, we had tax loss carry-forwards in the amount of approximately €0.6 million. Such carry-forward tax losses are following a decrease of approximately €20 million as a result of a tax inspection and a final settlement reached with the tax authorities in 2018. Under current Israeli tax laws, tax loss carry-forwards do not expire and may be offset against future taxable income. The amount of tax loss carry-forwards is subject to tax inspections and final assessments of settlements with the tax authorities.

B.          Liquidity and Capital Resources

General

As of March 15, 2020, we held approximately €57.1 million in cash and cash equivalents, approximately €2.2 million in marketable securities and approximately €9.9 million in restricted short-term and long-term cash.

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

We entered into various project finance agreements in connection with the financing of our Spanish PV Plants, including the PV Plant constructed by Talasol (all as more fully described below). In January 2014 and June 2014 we issued the Series A Debentures, in March 2017 we issued the Series B Debentures and in July 2019 we issued the Series C Debentures, all as more fully described below. In addition, the Talmei Yosef PV Plant and our WtE projects also obtained project financing as more fully described below. We currently have no agreements, commitments or understandings for additional financing, however we will require additional funds in order to advance the Manara PSP and other projects that are currently under development or that will be developed in the future. The project finance arrangements entered into by several of the Italian project companies holding our Italian PV plants were transferred as part of the sale of such project companies on December 20, 2019.

On July 17, 2019, we issued 800,000 ordinary shares to several Israeli qualified investors in a private placement undertaken in accordance with Regulation S of the Securities Act. The price per share was NIS 39.20 and we received net proceeds of approximately NIS 31.1 million (approximately €7.8 million) (net of related expenses such as consultancy fee of approximately NIS 0.2 million).

On February 18, 2020, we issued 715,000 ordinary shares and warrants to purchase an additional 178,750 ordinary shares to several Israeli institutional investors in a private placement undertaken in accordance with Regulation S of the Securities Act of 1933, as amended. The price per share was NIS 70 (approximately €18.9). The warrants are exercisable for a period of one year, with an exercise price of NIS 80 (approximately €21.6) per ordinary share. We received net proceeds of NIS 49.9 million (approximately €13.5 million) (net of related expenses such as consultancy fee of approximately NIS 0.1 million).

As of December 31, 2019, we had working capital of approximately €45.4 million, compared to working capital of approximately €35.7 million as of December 31, 2018. In our opinion, our working capital is sufficient for our present requirements.

We currently invest our excess cash in cash and cash equivalents that are highly liquid and in short term deposits and marketable securities.

As of December 31, 2019, we had approximately €44.5 million of cash and cash equivalents, compared with approximately €36.9 million of cash and cash equivalents at December 31, 2018 and approximately €24 million of cash and cash equivalents at December 31, 2017. The increase in cash during the year ended December 31, 2019 was mainly due to the issuance of our Series C Debentures and the private placement of our ordinary shares, both in July 2019, the payment received in consideration for the sale of 49% of Talasol in April 2019, the payment received in consideration for the sale of our Italian PV plants in December 2019 and the financing of our Spanish PV Plants in March 2019, partially offset by expenses and investments in the Talasol Project. The increase in cash during the year ended December 31, 2018 was mainly due to the execution of the project finance with respect to five of our Italian subsidiaries.

Project Finance

We are currently party to project finance agreements in connection with our Spanish and Israeli PV Plants and in connection with our WtE Projects and may in the future exercise additional project finance agreements with respect to one or more of our other current or future facilities. As the Del Bianco, Costantini, Giaché, Massaccesi, Galatina, Pedale, Soleco and Tecnoenergy PV plants in Italy were sold on December 20, 2019, no amounts were outstanding in connection with project finance facilities of such PV plants as of December 31, 2019.  The following is a brief description of the project finance agreements that existed during the year ended December 31, 2019.

PV Project Finance

Talasol Project Finance

On April 30, 2019, the Talasol Project reached financial closing, or the Talasol Project Finance. The Talasol Project Finance includes the following facilities:

a.
A term facility in the amount of approximately €65.9 million, with a term ending on September 30, 2033, repaid in unequal sculptured semi-annual installments. Loan amounts drawn from this facility will bear an annual interest of 6 month Euribor (with a zero floor and synchronous with the applicable interest period described below) plus a margin determined based on the stage of the Talasol Project. The applicable margins are: (i) 2.25% until technical completion, (ii) 2% from technical completion until the 5th anniversary of technical completion, (iii) 2.25% from the 5th anniversary of technical completion until the termination date of the power hedge agreement that Talasol entered into last June (the “PPA”, i.e., September 30, 2030), and (iv) 2.5% from the termination date of the PPA until the end of the term of the commercial term facility;

b.
A revolving debt service reserve facility in the amount of €4.45 million, with a term ending on the earlier of: (i) September 30, 2033, or (ii) the date on which the commercial term loan set forth under (a) above has been repaid in full. Loan amounts drawn from this facility will bear an annual interest of 6 month Euribor (with a zero floor) plus a margin determined based on the stage of the Talasol Project. The applicable margins are: (i) 2.5% until technical completion, (ii) 2.25% from technical completion until the 5th anniversary of technical completion, (iii) 2.50% from the 5th anniversary of technical completion until the termination date of the PPA, and (iv) 2.75% from the termination date of the PPA until the termination date;

c.
A VAT facility in the amount of €6.67 million, with a term ending on June 30, 2021, repaid by using balances available in the VAT reimbursement account but in no event later than June 30, 2021. Loan amounts drawn from this facility will bear an annual interest of 1 month Euribor (with a zero floor) plus a margin of 2%;

d.
A letter of credit facility in the initial amount of €12 million, with a term ending on September 30, 2030, to be repaid in full on its termination date and bearing an annual interest of (i) 1.25% for amounts cash covered, and (ii) 2% for any other amounts;

e.
A term facility in the amount of €65 million from EIB, granted under the Investment Plan for Europe known as the Juncker Plan, with a term ending on September 30, 2033, repaid in unequal sculptured semi-annual installments. Loan amounts drawn from this facility will bear an annual interest of Euribor synchronous with the applicable interest period described below plus a margin (expected to be 1.76%); and

f.
A revolving debt service reserve facility from the EIB in the amount of €4.45 million granted by EIB under the Investment Plan for Europe, with a term ending on the earlier of: (i) September 30, 2033 or (ii) the date on which the commercial term loan set forth under (e) above has been repaid in full. Loans drawn from this facility will bear an annual interest of 6 month Euribor (with a zero floor) plus a margin, which is expected to be similar to the CFL Debt Service Reserve Facility under (b) above.

During the construction period, interest payments on the term, revolving debt and VAT facilities will be made on a monthly basis, and semi-annually thereafter (commencing March 31, 2021). The VAT facilities’ interest period, however, remains on a monthly basis. The agreements executed in connection with the Talasol Project Finance provide for mandatory prepayment upon the occurrence of certain events and various customary representations, warranties and covenants, including covenants to maintain a Historic and Projected DSCR not lower than 1.05:1, and not to make distributions in the event that: (i) the Historic and Projected DSCR will be lower than 1.15:1.0 and (ii) the Loan Life Cover Ratio will be lower than 1.20:1.0. The facilities provided by the EIB include certain other representations and undertakings mandated by applicable EU regulation.

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

On April 30, 2019, Talasol entered into a swap agreement, replacing the Euribor 6 month rate with a fixed 6 month rate of approximately 0.9412%.

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

As of December 31, 2019, we did not make withdrawals under the Talasol Project Finance. The only amount outstanding is from the VAT facility in the amount of approximately €0.1 million. We own 51% of Talasol and consolidate its results in our financial statements included elsewhere in this Report.

Rinconada II, Rodríguez I, Rodríguez II and Fuente Librilla Project Finance

On March 12, 2019, four of our Spanish indirect wholly-owned subsidiaries, Rodríguez I Parque Solar, S.L.U., Rodríguez II Parque Solar, S.L.U., Seguisolar, S.L.U. and Ellomay Spain, S.L., or, together, the Spanish Subsidiaries, entered into a facility agreement governing the procurement of project financing in the aggregate amount of approximately €18.4 million with Bankinter, S.A., or the Facility Agreement.

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

The Project Finance documents require that security interests be provided in connection with the following: (i) the Spanish Subsidiaries’ shares (held by our wholly-owned subsidiary, Ellomay Luxemburg), (ii) pledges over accounts, (iii) pledges over relevant agreements including hedging agreements; and (iv) promissory equipment mortgage.

As of December 31, 2019, the outstanding amounts under the Project Finance were approximately €16.2 million.

Talmei Yosef Project Finance

The construction of the Talmei Yosef PV Plant was financed by two bank loans as follows:

a.
a loan in the aggregate amount of approximately NIS 80 million provided during 2013 through 2014, linked to the Israeli CPI and bearing an average annual interest of approximately 4.65%. This loan is payable (principal and interest) every six months commencing June 30, 2014. The final maturity date is December 31, 2031; and

b.
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

As of December 31, 2019, the outstanding amount under the Talmei Yosef Project Finance was approximately NIS 74.9 million (approximately €19.3 million).

The Project Finance documents require that security interests be provided in connection with the following: (i) the Talmei Yosef project company’s shares and rights in the Talmei Yosef PV Plant  (ii) pledges over accounts, and (iii) pledges over future receivables from the sale of electricity

The Project Finance documents also require the Talmei Yosef project company to deposit funds for the renewal of equipment (approximately NIS 1.6 million as of December 31, 2019) as well as funds sufficient to cover its debt service required level which consists of six months payment of principal and interest (approximately NIS 5.2 million as of December 31, 2019).

WtE Project Finance

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

In addition, Ellomay Luxembourg, our wholly-owned subsidiary: (i) provided the following undertakings to Rabobank: (a) that Groen Goor will not make distributions to its shareholders for a period of two years following the execution of the Loan Agreement, (b) that Groen Goor will not make distributions or repurchase its shares so long as the ratio of Groen Goor’s and GIIP’s equity and liabilities to shareholders to their balance sheet minus certain reserves and intangible assets is less than 40%, and (c) that in the event the aforementioned ratio is below 40%, its shareholders will invest the equity required in order to increase this ratio to 40%, pro rata to their holdings in Groen Goor and up to a maximum of €1.2 million, and (ii) provided pledges on its rights in connection with the shareholders loans provided to Groen Goor, which loans shall also be subordinated by Ellomay Luxembourg in the favor of Rabobank. Shortages in liquidity as a result of exceeding the construction budget and/or extension of start-up costs of the Goor Project shall be provided by Ellomay Luxembourg and not financed by Rabobank. In addition, we provided a guarantee to Rabobank for the fulfillment of Ellomay Luxembourg’s undertakings set forth above.

As of December 31, 2019, the outstanding amount under the Groen Goor Project Finance was approximately €4.6 million.

Oude Tonge Project Finance

On May 3, 2017, Oude Tonge, Oude Tonge Holdings B.V. (the entity that holds the permits and subsidies in connection with the Oude Tonge Project and is wholly-owned by Oude Tonge), or OTH, Ludan and Ellomay Luxembourg entered into senior project finance agreement documents, or the Oude Tonge Loan Agreement, with Rabobank. In June 2017, the financial closing occurred with respect to the project finance that includes the following tranches: (i) two loans with principal amounts of €3.15 million and €1.7 million, each with a fixed annual interest rate of 3.1% for the first five years, for a period of 12.25 years, repayable in equal monthly installments commencing three months following the connection of the Oude Tonge Project to the grid and (ii) an on-call credit facility of €100,000 with variable interest.

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

In connection with the Oude Tonge Loan Agreement, Ellomay Luxembourg, our wholly-owned subsidiary: (i) provided the following undertakings to Rabobank: (a) that Oude Tonge will not make distributions to its shareholders for a period of two years following the execution of the Loan Agreement, (b) that Oude Tonge will not make distributions or repurchase its shares so long as the ratio of Oude Tonge’s and OTH’s equity and liabilities to shareholders to their balance sheet minus certain reserves and intangible assets is less than 40%, (c) that in the event the aforementioned ratio is below 40%, its shareholders will invest the equity required in order to increase this ratio to 40%, pro rata to their holdings in Oude Tonge and up to a maximum of €1 million, and (d) that they will provide the equity required for the completion of the Goor Project and (ii) provided pledges on its rights in connection with the shareholders loans provided to Oude Tonge, which loans shall also be subordinated by Ellomay Luxembourg in the favor of Rabobank. Shortages in liquidity as a result of exceeding the construction budget and/or extension of start-up costs of the Goor Project shall be provided by Ellomay Luxembourg and not financed by Rabobank. In addition, we provided a guarantee to Rabobank for the fulfillment of Ellomay Luxembourg’s undertakings set forth above.

As of December 31, 2019, the outstanding amount under the Oude Tonge Project Finance was approximately €4.2 million.

Other Financing Activities

Series A Debentures

On January 13, 2014, we issued NIS 120 million (approximately €25.2 million, as of the issuance date) of unsecured non-convertible Series A Debentures due December 31, 2023 through a public offering that was limited to residents of Israel at a price of NIS 973 per unit (each unit comprised of NIS 1,000 principal amount of Series A Debentures). The Series A Debentures bear fixed interest at the rate of 4.6% per year and are not linked to the Israeli CPI or otherwise. The gross proceeds of the offering were approximately NIS 116.8 million (approximately €24.5 million, at the date of issuance) and the net proceeds of the offering, net of related expenses such as consultancy fee and commissions were approximately NIS 114.7 million (approximately €24.1 million, at the date of issuance). During June 2014, we issued Series A Debentures in an aggregate par value of NIS 80.341 million to Israeli classified investors in a private placement. The gross proceeds of the private placement were approximately NIS 81.1 million (approximately €17.3 million, at the date of issuance) at a price of NIS 1,010 per unit and the net proceeds of the offering, net of related expenses such as consultancy fee and commissions and interest paid on these additional Series A Debentures in June 2014 were NIS 78.9 million (approximately €16.8 million). The Series A Debentures are traded on the TASE and have been rated Baa1.il/Stable by Midroog Ltd., an Israeli rating company affiliated with Moody’s Investors Services, or Midroog.

On December 16, 2019, we announced that we will fully repay our Series A Debentures, subject to the execution of an agreement to sell our Italian PV portfolio. On December 23, 2020, following the sale of our Italian subsidiaries, the condition was fulfilled. On December 30, 2019, we transferred the repayment amount to the nominee company and on January 5, 2020, our Series A Debentures were repaid in full. Pursuant to the terms of the deed of trust governing the Series A Debentures, the early repayment amount was approximately NIS 80.1 million (approximately €20.8 million) in principal, the sum of approximately NIS 0.05 million (approximately €0.01 million) in accrued interest, and a prepayment charge of approximately NIS 5.7 million (approximately €1.5 million), amounting to an aggregate repayment amount of approximately NIS 85.9 million (approximately €22.3 million).

Series B Debentures

On March 14, 2017, we issued approximately NIS 123.2 million (approximately €31.7 million, as of the issuance date) of unsecured non-convertible Series B Debentures due June 30, 2024 through a public offering in Israel. The gross proceeds of the offering were approximately NIS 123.2 million and the net proceeds of the offering, net of related expenses such as consultancy fee and commissions, were approximately NIS 121.4 million (approximately €31.2 million). The Series B Debentures are traded on the TASE and have been rated Baa1.il /Stable, on a local scale, by Midroog Ltd. For additional information concerning the Series B Debentures see “Item 10.C: Material Contracts.”

The principal amount of Series B Debentures is repayable in six (6) annual installments as follows: on June 30 of each of the years 2019-2022 (inclusive) 15% of the Principal shall be paid, and on June 30 of each of 2023-2024 (inclusive) 20% of the Principal shall be paid, and is not linked to the CPI or otherwise. The Series B Debentures initially bore a fixed interest at the rate of 3.44% per year (that is not linked to the Israeli CPI or otherwise), payable semi-annually on June 30 and December 31 of each of the years 2017 through June 30, 2024 (inclusive). On November 13, 2017, following a rating downgrade of our Debentures from ilA- to ilBBB+ (by the previous rating company that rated the Series B Debentures, Standard & Poor’s Maalot Ltd.), the Series B Debentures fixed annual interest rate was increased by 0.25% to 3.69%.

The Series B Deed of Trust includes customary provisions and also includes the following: (i) a negative pledge such that we may not place a floating charge on all of our assets, subject to certain exceptions, (ii) an obligation to pay additional interest for certain security rating downgrades, up to an increase of 1% for a decrease of four rating levels compared to the rating at the time of issuance of the Series B Debentures and (iii) an obligation to pay additional interest for failure to maintain certain financial covenants, with an increase of 0.5% in the annual interest rate for the period in which we do not meet each standard and up to an increase of 1% in the annual interest rate (with a cap on the combined increase in interest due to security rating downgrades and failure to meet financial covenants of 1.75%). The Series B Deed of Trust does not restrict our ability to issue any new series of debt instruments, other than in certain specific circumstances, and enables us to expand the Series B Debentures subject to maintaining the rating assigned to the Series B Debentures and to our continued compliance with the financial covenants included in the Series B Deed of Trust and provided that we are not in default of any of the immediate repayment provisions included in the Series B Deed of Trust or in material default of our obligations to the holders of the Series B Debentures pursuant to the terms of the Series B Deed of Trust.

The Series B Deed of Trust further includes a number of customary causes for immediate repayment, including a default in connection with certain financial covenants for two consecutive financial quarters and includes a mechanism for the update of the annual interest rate of the Series B Debentures in the event we do not meet certain financial standards. The financial covenants are as follows:

1.	Our balance sheet equity, on a consolidated basis, shall not be less than $55 million;

2.
The ratio of (a) the short-term and long-term debt from banks, in addition to the debt to holders of debentures issued by us and any other interest-bearing financial obligations, net of cash and cash equivalents and short-term investments and net of financing of projects, including hedging transactions in connection with such financing, of our subsidiaries, or, together, the Net Financial Debt, to (b) our equity (which we calculate in line with the definition of balance sheet equity in the Series B Deed of Trust), on a consolidated basis, plus the Net Financial Debt, commencing from the financial results for September 30, 2018 – shall not exceed the rate of 60% for purposes of the immediate repayment provision and shall not exceed the rate of 55% for purposes of the annual interest update provision; and

3.
The ratio of (a) our equity (which we calculate in line with the definition of balance sheet equity in the Series B Deed of Trust), on a consolidated basis, to (b) our balance sheet, on a consolidated basis, commencing from the financial results for September 30, 2018 – shall not be less than a rate of 25% for purposes of the immediate repayment provision and shall not be less than a rate of 30% for purposes of the annual interest update provision.

On September 25, 2019, we published our pro forma statement of financial position as at June 30, 2019, which indicated that the ratio of our equity (which we calculate in line with the definition of Balance Sheet Equity in the Series B Deed of Trust) to balance sheet as at June 30, 2019 was 29.2%, triggering a right of the holders of our Series B Debentures to an increase in the annual interest rate applicable to the Series B Debentures of 0.5% until such time as we publish financial results reflecting an increase in such ratio to a minimum of 30%. On December 31, 2019, we published our pro forma statement of financial position as at September 30, 2019, which indicated that the ratio of our equity, as set forth above, to balance sheet as of September 30, 2019 was 31.6%, triggering a decrease in the annual interest rate applicable to the Series B Debentures of 0.5% to its previous rate of 3.69%.

The Series B Deed of Trust further provides that we may make distributions (as such term is defined in the Companies Law, e.g. dividends), to our shareholders, provided that: (a) our equity following such distribution will not be less than $75 million, (b) we meet the financial covenants set forth above prior to and following the distribution, (c) we will not distribute more than 75% of the distributable profit and (d) we will not distribute dividends based on profit due to revaluation (for the removal of doubt, negative goodwill will not be considered a revaluation profit).

As of December 31, 2019, the outstanding amount under the Series B Debentures was approximately NIS 104.7 million (approximately €27 million).

For further information concerning the Series B Deed of Trust, see “Item 10.C: Material Contracts” and the Series B Deed of Trust included as exhibit 4.15 under “Item 19. Exhibits.”

Series C Debentures

On July 25, 2019, we issued approximately NIS 89.1 million (approximately €22.7 million, as of the issuance date) of unsecured non-convertible Series C Debentures due June 30, 2025 through a public offering in Israel. The gross proceeds of the offering were approximately NIS 89.1 million and the net proceeds of the offering, net of related expenses such as consultancy fee and commissions, were approximately NIS 87.6 million (approximately €22.3 million). The Series C Debentures are traded on the TASE.

The principal amount of Series C Debentures is repayable in five (5) unequal annual installments as follows: on June 30, 2021 10% of the principal shall be paid, on June 30 of each of the years 2022 and 2023, 15% of the principal shall be paid and on June 30 of each of the years 2024 and 2025, 30% of the principal shall be paid. The Series C Debentures bear a fixed interest at the rate of 3.3% per year (that is not linked to the Israeli CPI or otherwise), payable semi-annually on June 30 and December 31 commencing December 31, 2019 through June 30, 2025 (inclusive).

The Series C Deed of Trust includes customary provisions, including (i) a negative pledge such that we may not place a floating charge on all of our assets, subject to certain exceptions and (ii) an obligation to pay additional interest for failure to maintain certain financial covenants, with an increase of 0.25% in the annual interest rate for the period in which we do not meet each standard and up to an increase of 0.5% in the annual interest rate. The Series C Deed of Trust does not restrict our ability to issue any new series of debt instruments, other than in certain specific circumstances, and enables us to expand the Series C Debentures provided that: (i) we are not in default of any of the immediate repayment provisions included in the Series C Deed of Trust or in breach of any of our material obligations to the holders of the Series C Debentures pursuant to the terms of the Series C Deed of Trust, (ii) the expansion will not harm our compliance with the financial covenants included in the distribution undertaking Series C Deed of Trust and (iii) to the extent the Series C Debentures are rated at the time of the expansion, the expansion will not harm the rating of the existing Series C Debentures.

The Series C Deed of Trust includes a number of customary causes for immediate repayment, including a default with certain financial covenants for two consecutive financial quarters, and includes a mechanism for the update of the annual interest rate of the Series B Debentures in the event we do not meet certain financial standards. The financial covenants are as follows:

1.
Our balance sheet equity, on a consolidated basis, shall not be less than €50 million for purposes of the immediate repayment provision and shall not be less than €60 for purposes of the annual interest update provision;

2.
The ratio of (a) the short-term and long-term debt from banks, in addition to the debt to holders of debentures issued by us and any other interest-bearing financial obligations, net of cash and cash equivalents and short-term investments and net of financing of projects, including hedging transactions in connection with such financing, of our subsidiaries, or, together, the Net Financial Debt, to (b) our equity (which we calculate in line with the definition of Balance Sheet Equity in the Series C Deed of Trust), on a consolidated basis, plus the Net Financial Debt, or our CAP, Net, to which we refer herein as the Ratio of Net Financial Debt to CAP, Net, shall not exceed the rate of 67.5% for purposes of the immediate repayment provision and shall not exceed a rate of 60% for purposes of the annual interest update provision; and

3.
The ratio of (a) our Net Financial Debt, to (b) our earnings before financial expenses, net, taxes, depreciation and amortization, where the revenues from our operations, such as the Talmei Yosef project, are calculated based on the fixed asset model and not based on the financial asset model (IFRIC 12), and before share-based payments, based on the aggregate four preceding quarters, or our Adjusted EBITDA, to which we refer to herein as the Ratio of Net Financial Debt to Adjusted EBITDA, shall not be higher than 12 for purposes of the immediate repayment provision and shall not be higher than 10 for purposes of the annual interest update provision.

The Series C Deed of Trust includes similar conditions to our ability to make distributions (as such term is defined in the Companies Law, e.g. dividends), to our shareholders as are included in the Series B Deed of Trust and set forth above. We are also required to maintain the following financial ratios (which are calculated based on the same definitions applicable to the financial standards set forth above) after the distribution: (i) balance sheet equity not lower than €70 million, (ii) Ratio of Net Financial Debt to CAP, Net not to exceed 60%, and (iii) Ratio of Net Financial Debt to Adjusted EBITDA, shall not be higher than 8, and not to make distributions if we do not meet all of our material obligations to the holders of the Series C Debentures and if on the date of distribution and after the distribution a cause for immediate repayment exists.

As of December 31, 2019, the outstanding amount under the Series C Debentures was approximately NIS 89.1 million (approximately €23 million).

For further information concerning the Series C Deed of Trust, see “Item 10.C: Material Contracts” and the Series C Deed of Trust included as exhibit 4.19 under “Item 19. Exhibits.”

On March 30, 2020, our Board of Directors approved a plan to repurchase our Debentures in an aggregate amount of up to NIS 15 million for a six month period. The timing, volume and nature of repurchases will be at the sole discretion of management and will depend on market conditions, the price and availability of our Debentures, and other factors. No assurance can be given that any particular amount of Debentures will be repurchased and the repurchase plan does not obligate the Company to acquire a specific amount of Debentures in any period.

We currently have no agreements, commitments or understandings for additional financing, however we will require additional funds in order to advance the Manara PSP and other projects under development or that will be developed in the future.

Cash flows

The following table summarizes our cash flows for the periods presented:

	Year ended December 31,
	2019	2018	2017	2019
	euro			Convenience Translation into US$*
	(in thousands)
Net cash from operating activities	3,712	6,590	2,305	4,164
Net cash used in investing activities	(68,862)	(5,795)	(27,343)	(77,275)
Net cash from financing activities	72,518	12,258	29,670	81,375
Effect of exchange rate fluctuations on cash and cash equivalents	259	(133)	(3,156)	294
Increase in cash and cash equivalents	7,627	12,920	1,476	8,558
Cash and cash equivalents at beginning of year	36,882	23,962	22,486	41,388
Cash and cash equivalents at end of year	44,509	36,882	23,962	49,946
* Convenience translation into USD based on an exchange rate of euro 1 = US$1.122.

Operating activities

In the year ended December 31, 2019, we had net profit of approximately €9.8 million, primarily due to the profit recorded in connection with the sale of ten Italian subsidiaries in December 2019 in the amount of approximately €18.8 million. Net cash from operating activities was approximately €3.7 million.

In the year ended December 31, 2018, we had net profit of approximately €0.6 million, primarily due to increased financing income resulting from reevaluation of the Company’s euro/USD forward transactions and marketable securities and as a result of the IFRIC 12 financial asset model for the Talmei Yosef PV Plant. Net cash from operating activities was approximately €6.6 million.

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

Investing activities

Net cash used in investing activities was approximately €68.9 million in the year ended December 31, 2019, primarily attributable to funds transferred to the nominee company in connection with the early repayment of the Series A Debentures and to investments in the Talasol Project partially offset by the consideration received in connection with the sale of our Italian subsidiaries in December 2019.

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

Financing activities

Net cash from financing activities in the year ended December 31, 2019 was approximately €72.5 million, derived primarily from the shareholder loans injected by our partners that hold 49% in the Talasol Project, the financing of our Spanish PV Plants, the issuance of the Series C Debenture and the private placement of our ordinary shares, partially offset by prepaid expenses in connection with the Talasol project finance.

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

For more information concerning hedging transactions undertaken in connection with financings granted at EURIBOR linked interest, in connection with our Debentures, and in connection with our exposure to changes in fair value of our other loans and borrowings, as a result of changes in the interest rates, see “Item 11: Quantitative and Qualitative Disclosures About Market Risk.”

During 2019, we issued the Series C Debentures, issued ordinary shares in a private placement and obtained project finance for our Spanish PV Plants and for the Talasol Project. For more information see “General,” “Series C Debentures” under “Other Financing Activities” and “Project Finance” above and Notes 11, 12 and 16 to our financial statements included in this Report.

During 2017, we issued the Series B Debentures. For more information concerning the Series B Debentures, see “Series B Debentures” under “Other Financing Activities” above and Note 12 to our financial statements included in this report. We also entered into the loan agreement with Rabobank in connection with the Oude Tonge Project. For more information concerning this loan agreement, see “Coöperatieve Rabobank U.A. Project Finance”’ above and Note 6 to our financial statements included in this report. In connection with the acquisition of the Talmei Yosef PV Plant, we acquired the project finance liabilities of such project. For more information see “Talmei Yosef Project Finance” above and Note 6 to our financial statements included in this Report.

As of December 31, 2019, we were not in default under any financial covenants pursuant to the agreements set forth above.

As of December 31, 2019, our total current assets amounted to approximately €83.1 million, of which approximately €44.5 million was in cash and cash equivalents and approximately €2.2 million was in marketable securities, compared with total current liabilities of approximately €37.7 million.

As of December 31, 2018, our total current assets amounted to approximately €58.9 million, of which approximately €36.9 million was in cash and cash equivalents and approximately €2.1 million was in marketable securities, compared with total current liabilities of approximately €19.8 million.

The increase in our cash and marketable securities balance is mainly attributable to the cash received in connection with the issuance of the Series C Debentures, the sale of our Italian PV plants, the sale of 49% of Talasol, the private placement of our ordinary shares, the financing of our Spanish PV Plants and the cash collected in connection with the sale of electricity, net of amounts invested in new operations, repayment of loans and general and administrative expenses.

Outstanding Warrants

As of March 15, 2020, we had outstanding warrants to purchase a total of 178,750 ordinary shares, all of which are currently exercisable. All of these warrants were granted to the investors participating in our private placement in February 2020 and are exercisable at NIS 80.00 per share no later than February 18, 2021.

C.          Research and Development, Patents and Licenses, etc.

We did not conduct any research and development activities in the years ended December 31, 2017, 2018 and 2019.

D.          Trend Information

We operate in the Italian and Spanish photovoltaic markets, in the Netherlands waste-to-energy market and in the Israeli energy market through our four PV Plants in Spain, our PV Plant in Israel, two WtE projects in the Netherlands, the Talasol Project (of which we own 51%), our ownership of 50% of the issued and outstanding shares of Dori Energy and our ownership of 75% of the Manara PSP (including 6.67% that are held by a trustee in trust for us and other parties). Our PV Plants are all operational and connected to the relevant national grids. However, as we acquired the Talmei Yosef PV Plant during October 2017 and as the Goor Project only commenced operations in November 2017 and the Oude Tonge project only commenced operations in June 2018, our results for 2017-2019 do not reflect a full three-years of operations of such projects. In addition, as we sold our Italian subsidiaries that held twelve PV plants on December 20, 2019, our results for 2017-2019, which include the revenues from such plants, are not indicative of our future results. The Talasol Project is in the construction stage and the Manara PSP has not yet commenced the construction stage.

Our business and revenue growth from the markets in which we operate depends, among other factors, on payments received in accordance with applicable regulation and from the sale of the electricity produced by our facilities and on seasonality and availability of raw materials. Revenue derived from our PV operations tends to be lower in the winter, primarily because of adverse weather conditions. The growth of our renewable energy business in Spain, the Netherlands, Israel and elsewhere and our other operations are affected significantly by government subsidies and economic incentives. In addition, our ability to continue to leverage the investment in these markets, may affect the profitability of past and future transactions. Dorad’s revenues are also dependent to an extent on regulation and seasonality. For more information see “Item 3.D: Risk Factors - Risks Related to our Renewable Energy Operations,” “Item 3.D: Risk Factors - Risks Related to our Investment in Dori Energy,” and “Item 4.B: Business Overview.”

E.          Off-Balance Sheet Arrangements

We are not a party to any material off-balance sheet arrangements. In addition we have no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations.

F.          Tabular Disclosure of Contractual Obligations

The following table of our material contractual obligations as of December 31, 2019, summarizes the aggregate effect that these obligations are expected to have on our cash flows in the periods indicated:

Payments due by period (in thousands of euro)
Contractual Obligations*	Total	Less than 1 year	1 – 3 years	3 – 5 years	more than 5 years
Long-term loans (including current maturities)(1)	100,415	5,075	15,551	12,644	67,145
Debentures (including current maturities)(1)	78,235	28,718	18,084	24,430	7,003
Lease liability	25,859	462	806	2,417	22,174
SWAP contracts	7,685	766	2,682	2,172	2,065
FW contracts	252	-	252	-	-

Total	212,446	30,021	37,375	41,663	98,387
______________________
*	For contractual obligations related to our investment in the Italian and Spanish photovoltaic market, please refer to “Business.”
(1)	These amounts include future payments of interest.

ITEM 6: Directors, Senior Management and Employees

A.          Directors and Senior Management

Directors and Senior Management

The following table sets forth certain information with respect to our directors and senior management, as of March 15, 2020:

Name	Age	Position with Ellomay

Shlomo Nehama(1)(2)	65	Chairman of the Board of Directors
Ran Fridrich(1)(2)(3)	67	Director and Chief Executive Officer
Hemi Raphael(1)(2)	68	Director
Anita Leviant(1)(3)(4)(5)	65	Director
Mordechai Bignitz(4)(5)(6)	68	Director
Dr. Michael J. Anghel(4)(5)(6)	81	Director
Kalia Weintraub	41	Chief Financial Officer
Ori Rosenzweig	43	Chief Investment Officer
Yehuda Saban	41	Director of Operations for Israel and EVP of Business Development
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

The address of each of our executive officers and directors is c/o Ellomay Capital Ltd., 18 Rothschild Boulevard, 1st floor, Tel Aviv 6688121, Israel.

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

Mordechai Bignitz has served as an external director of Ellomay since December 20, 2011. Mr. Bignitz is involved in economic and financial consulting and investment management and until March 2020 served as the CEO of OWC Pharmaceutical Corporation (OTC: OWCP) and as a director and CEO of One World Cannabis Ltd., a subsidiary of OWC. From 2006 to 2015, Mr. Bignitz served as the chairman of the investment committee of Migdal Capital Trust Ltd. and from 2017 he serves as a director of this company. From 2009 to 2011, Mr. Bignitz served as CEO of Geffen Green Energy Ltd., an Israeli private company. From 2006 to 2010, Mr. Bignitz served as a director of Leader Capital Markets Ltd. (TASE: LDRC), from 2007 to 2010 he served as a director of Leader Holdings & Investments Ltd. (TASE: LDER) and from 2010 to 2013 he served as a director of Ablon Ltd. From 2004 to 2007, Mr. Bignitz served as CEO of Advanced Paradigm Technology. From 1992 to 2004, Mr. Bignitz served as director and CFO of DS Capital Markets. From 1994 to 1996, Mr. Bignitz served as Managing Director of Dovrat, Shrem & Co. Trading Ltd. From 1991 to 1994 Mr. Bignitz served as Vice President and CFO of Dovrat Shrem & Co. and prior to that he served as Vice President of Clal Retail Chains (a subsidiary of the Clal Group) and Vice President & CFO of Clal Real Estate Ltd. From 2014 through 2020, Mr. Bignitz served as a director of ARAD Investment and Industrial Development Ltd. (TASE: ARAD) and commencing 2020, Mr. Bignitz serves as a director of ARAD Ltd. (TASE: ARD). Mr. Bignitz is a CPA, holds a BA in Accounting and Economics from Tel-Aviv University and completed the Executive Program in Management and Strategy in Retail at Babson College in Boston. Mr. Bignitz qualifies as an external director according to the Companies Law.

Dr. Michael J. Anghel has served as an external director of Ellomay since January 24, 2019. From 1977 to 1999, Dr. Anghel led the Discount Investment Corporation Ltd. (one of the major Israeli industrial holding groups) activities in the fields of technology and communications. Dr. Anghel was instrumental in founding Tevel, one of the first Israeli cable television operators and later in personally managing the founding of Cellcom Israel Ltd. (NYSE; TASE: CEL), the largest cellular operator in Israel. In 1999 he founded CAP Ventures -  a technology venture company. From 2004 to 2005, Dr. Anghel served as CEO of DCM, the investment banking arm of the Israel Discount Bank. He led and took part in founding various technology enterprises and has served on the board of directors of various major Israeli corporations and financial institutions including: Elron Electronic Industries Ltd., Elbit Systems Ltd., Nice Ltd., Gilat Satellite Networks Ltd., American Israeli Paper Mills Ltd., Maalot (the Israeli affiliate of Standard and Poor’s), Hapoalim Capital Markets Ltd., Syneron Medical Ltd., Dan Hotels Ltd., the Strauss Group Ltd. and Partner Communications Company Ltd. He also served until recently as the Chairman of the Israeli Center for Educational Technology (Matach). Dr. Anghel currently serves on the board of directors of InMode Ltd. (NASDAQ: INMD) and BiolineRx Ltd. (NASDAQ; TASE: BLRX).  On all boards of directors of the publicly traded companies he served as member or chairman of the audit committees. Prior to launching his business career, Dr. Anghel was a full-time member of the Recanati Graduate School of Business Administration of the Tel Aviv University, where he taught finance and corporate strategy. He currently serves as Chairman of the Tel Aviv University’s Executive Program. Dr. Anghel holds a B.A. in economics from the Hebrew University in Jerusalem and an M.B.A. and Ph.D. in finance, both from Columbia University in New York. Dr. Anghel qualifies as an external director according to the Companies Law.

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

Yehuda Saban has served as our Director of Operations for Israel and EVP of Business Development since April 2019. Mr. Saban served between 2011- mid 2015 as Executive Vice President Economics & Regulation at Delek Drilling, the biggest oil and gas company in Israel. Previously, Mr. Saban served over six years in various capacities with the budget department of the Israeli Ministry of Finance as Manager of the Telecommunications and Tourism unit, Manager of the Budget and Macroeconomics unit and as an economist in the Energy unit. During those years, Mr. Saban was also an active partner in a number of committees and authorities in the energy, telecommunications and infrastructure fields. Mr. Saban serves as a member of the board of directors of Partner Communications Ltd. (NASDAQ and TASE: PTNR, one of the biggest telecommunication companies in Israel) and of Israel Opportunity Energy Resources LP (TASE: ISOP) and as chairman of its compensation and audit committee as of June 2015. Prior to joining Ellomay, Mr. Saban managed projects and business development for Hutchinson Water between the years 2015-2017. Mr. Saban holds a B.A. in Economics & Business Management (graduated with great honors) and an M.B.A specializing in Financing, both from the Hebrew University in Jerusalem.

There are no family relationships among any of the directors or members of senior management named above.

On December 20, 2018, Barry Ben Zeev’s third service term as an external director expired. On January 24, 2019, Dr. Anghel was appointed as an external director, replacing Mr. Ben Zeev. On April 1, 2019, Yehuda Saban was appointed as out Director of Operations for Israel and EVP of Business Development.

B.          Compensation

General

Salaries, fees, commissions, share compensation and bonuses paid or accrued with respect to all of our directors and senior management as a group in the fiscal year ended December 31, 2019 was approximately €980million, including an amount of approximately €56 million related to pension, retirement and other similar benefits. These figures do not include the compensation of Messrs. Shlomo Nehama, Ran Fridrich and Hemi Raphael, all of whom are members of our Board that are currently compensated pursuant to the Management Services Agreement (see “Item 7.B: Related Party Transactions” below) and have, in connection with such agreement, waived their right to receive the compensation, including options, paid to our directors.

The table below reflects the terms of service and employment of our five most highly compensated “office holders” (as such term is defined in the Companies Law) during or with respect to the year ended December 31, 2019. All amounts reported in the table below are as recognized in our financial statements for the year ended December 31, 2019.

	Salary(1)		Management Fees		Bonus	Share-Based Payment	Total
Name and Position	(euro in thousands)
Shlomo Nehama, Chairman of the Board	-		186	(2)	-	-	186	(2)
Ran Fridrich, CEO and Director	-		93	(2)(3)	-	-	93	(2)(3)
Yehuda Saban, Director of Operations for Israel and EVP of Business Development	280	(4)	-		-	-	280	(4)
Kalia Weintraub, Chief Financial Officer	240		-		25	-	265
Ori Rosenzweig, Chief Investment Officer	232		-		92	29	353
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

(4)
Mr. Saban was appointed as an officer of the Company commencing April 1, 2019. Prior to such appointment, Mr. Saban provided consulting services to one of our subsidiaries. The amount in the table includes all remuneration paid to Mr. Saban during 2019.

Other than options granted to members of our Board of Directors, there are 14,803 outstanding options to purchase ordinary shares that were granted during 2019 to our employees. For more information see “Item 6.E: Share Ownership.”

Management Services Agreement

In December 2008, following the approval of our Audit Committee, Board of Directors and shareholders, we entered into the Management Services Agreement with Kanir and with Meisaf Blue & White Holdings Ltd., or Meisaf, a private company controlled by Shlomo Nehama, effective as of March 31, 2008, the date of appointment of Messrs. Fridrich and Nehama as members of our Board. In consideration for the performance of the management services and the board services under the terms of the Management Services Agreement, we agreed to pay Kanir and Meisaf, in equal parts and quarterly, an aggregate annual services fee in the amount of $250,000 plus value added tax pursuant to applicable law. This annual amount was increased to $400,000 (approximately €385 as of March 15, 2020) following approval by our Audit Committee, Compensation Committee, Board of Directors and by our shareholders at our annual shareholders meeting for 2013, or the 2013 Shareholders Meeting. Messrs. Nehama, Fridrich and Raphael waived any right to additional remuneration for their service as members of our board of directors. In addition, Mr. Fridrich, who first served as our Interim Chief Executive Officer and is now our Chief Executive Officer, serves as our Chief Executive Officer as part of the management services provided pursuant to the Management Services Agreement, and agreed not to receive any additional compensation or other benefits beyond the fees paid in connection with the Management Services Agreement. For more information see “Item 7.B: Related Party Transactions.”

Compensation of Non-Executive Directors

As approved by our shareholders, we pay our non-executive directors (Anita Leviant, Mordechai Bignitz and Dr. Michael J. Anghel) remuneration for their services as directors. During 2010 and thereafter, based on the approval by our shareholders at our annual general meeting of shareholders held on December 30, 2009 and on June 20, 2012, our current and future directors have been and would in the following years be paid the minimum fees permitted by the Companies Regulations (Rules for Compensation and Expenses of External Directors), 5760-2000, or the Compensation Regulations. The Compensation Regulations set forth a range of fees that may be paid by Israeli public companies to their external directors, depending upon each company’s equity based on the most recent financial statements. The current minimum cash amounts permitted to be paid to our external directors pursuant to the Compensation Regulations, are an annual fee of NIS 52,895 (equivalent to approximately €12,971 as of March 15, 2020) and an attendance fee of NIS 1,870 (equivalent to approximately €459 as of March 15, 2020) per meeting (board or committee). These amounts are updated once a year based on increases in the Israeli Consumer Price Index. According to the Compensation Regulations, which we apply to all our non-executive directors, the directors are entitled to 60% of the meeting fee if they participated at the meeting by teleconference and not in person, and to 50% of the meeting fee if resolutions were approved in writing, without convening a meeting.

Each of these non-executive directors (Anita Leviant, Mordechai Bignitz and Dr. Michael J. Anghel) also receives an annual grant of options to purchase 1,000 ordinary shares under the terms and conditions set forth in our 1998 Share Option Plan for Non-Employee Directors, or the 1998 Plan. The 1998 Plan provides for grants of options to purchase ordinary shares to our non-employee directors. The 1998 Plan, as amended, is administered, subject to Board approval, by the Compensation Committee and our Board. An aggregate amount of not more than 75,000 ordinary shares is reserved for grants under the 1998 Plan. The term of the 1998 Plan has been extended to December 8, 2028, unless earlier terminated by our Board.

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

The term of each option granted under the 1998 Plan is 10 years from the applicable date of grant and such options may be terminated earlier upon certain circumstances, such as the expiration of three months from the date of the director’s termination of service on our Board (subject to extension and certain exceptions pursuant to the terms of the 1998 Plan). Currently, the options granted to non-employee directors vest in one installment on the first anniversary of the grant date of the options.

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

Compensation Policy and Approval Process of Directors’ and Officers’ Terms of Service and Employment

The Companies Law  provides the approval process of arrangements with “office holders” as to their terms of service or employment, including the grant of an exemption, insurance, undertaking to indemnify or indemnification, retirement bonuses and any other benefit, payment or undertaking to pay any such amounts, given due to service or employment, or together, the Terms of Service and Employment. An “office holder” is defined under the Companies Law as a general manager, chief business manager, vice general manager, any other person assuming the responsibilities of any of the foregoing positions without regard to such person’s title, and a director, or manager directly subordinate to the general manager. Each person identified as a director or member of our senior management in the first table in this Item is an office holder.

Compensation Policy

The Companies Law requires the board of directors of a public company to adopt a policy with respect to the Terms of Service and Employment of office holders, after taking into consideration the recommendations of the compensation committee. The Companies Law further provides for the approval of the compensation policy by the company’s shareholders with a “special majority” requirement, i.e. the affirmative vote of the holders of a majority of the shares present, in person or by proxy, and voting on the matter provided that at least one of the following conditions is met: (i) the shares voting in favor of the matter include at least a majority of the shares voted by shareholders who are not controlling shareholders and who do not have a personal interest in the approval of the compensation policy (or the transaction, as the case may be) or (ii) the total number of shares voted against the compensation policy by shareholders referenced under (i) does not exceed 2% of the company’s outstanding voting rights.

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

At our annual shareholders meeting held on June 19, 2019, or the 2019 Shareholders Meeting, our shareholders ratified and approved our compensation policy, or the Compensation Policy.

Our Compensation Policy is designed to support the achievement of our long term work plan goals and ensure that: (i) officer’s interests are as closely as possible aligned with the interests of our shareholders; (ii) the correlation between pay and performance will be enhanced; (iii) we will be able to recruit and retain top level senior managers capable of leading us to further business success and facing the challenges ahead; (iv) officers will be motivated to achieve a high level of business performance without taking unreasonable risks; and (v) an appropriate balance will be established between different compensation elements – fixed vs. variable, short term vs. long term and cash payments vs. equity based compensation. Our Compensation Policy is filed by us as Exhibit 4.14 under Item 19.

Approval Process of Terms of Service and Employment of Office Holders

The Companies Law provides that the process for approval of Terms of Service and Employment of office holders, that are required to be for the benefit of the company, is as follows:

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

Terms of Directors

Our Board currently consists of six members, including two external directors. Pursuant to our Articles, unless otherwise prescribed by resolution adopted at a general meeting of our shareholders, our Board shall consist of not less than four (4) nor more than eight (8) directors (including the external directors). Except for our two external directors, the members of our Board are elected annually at our annual shareholders’ meeting and remain in office until the next annual shareholders’ meeting, unless the director has previously resigned, vacated his office, or was removed in accordance with the Articles. Our most recent annual meeting (the 2019 Shareholders Meeting), was held on June 19, 2019. Our Board may elect additional members to the Board, to serve until the next shareholders’ meeting, so long as the number of directors on the Board does not exceed the maximum number established according to our Articles.

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

Our Board determined that three of the members of our Board, Mr. Bignitz, Dr. Anghel and Ms. Leviant, are “independent” within the meaning of Section 803A of the NYSE American LLC Company Guide.

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

Our Audit Committee, acting pursuant to a written charter adopted based on the requirements of the Companies Law, the rules promulgated under the Exchange Act and the NYSE American LLC Company Guide, currently consists of Mordechai Bignitz, who is also the chairman of the Audit Committee, Dr. Michael Anghel and Anita Leviant. The members of our Audit Committee satisfy the respective “independence” requirements of the Securities and Exchange Commission, NYSE American LLC and Israeli law for audit committee members. During 2019, our Audit Committee met at least once each quarter.

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

Compensation Committee

The Companies Law requires the board of directors of a public company to appoint a compensation committee that shall consist of no less than three members, that will include all of external directors (which will constitute a majority of its members of the committee), and that the remainder of the members of the compensation committee be directors whose terms of service and employment were determined pursuant to the Compensation Regulations. In addition, the Companies Law imposes the same restrictions on the actions and membership in the compensation committee as are discussed above under “Audit Committee” with respect to, among other things, the requirement that an external director serve as the chairman of the committee and the list of persons who may not serve on the committee. Our Compensation Committee currently consists of Dr. Michael J. Anghel, who is also the chairman of the Compensation Committee, Mordechai Bignitz and Anita Leviant.

The Companies Law sets forth the roles of the compensation committee as follows: (i) to recommend to the board on a compensation policy for office holders and to recommend to the board, once every three years, on the approval of the continued validity of the compensation policy for a period that was determined for a period exceeding three years; (ii) to recommend to the board to update the compensation policy from time to time and to examine its implementation; (iii) to determine whether to approve the Terms of Service and Employment of office holders that require the committee’s approval; and (iv) to exempt a transaction from the requirement for shareholders approval (as more fully described below).

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

In addition, in reliance on the Relief Regulations, our Compensation Committee and Board determined that the insurance provided to our office holders who are deemed to be controlling shareholders is: (i) upon terms identical to those provided to the company’s other officers and directors, (ii) on market conditions, and (iii) not likely to materially affect the company’s profitability, assets or liabilities. Therefore, the approval of our shareholders for the provision of liability insurance under the New Policy to our officer holders who are deemed to be controlling shareholders is not required. Based on these approvals, we have obtained directors’ and officers’ liability insurance covering our directors and officers.

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

D.          Employees

As of December 31, 2019, 2018 and 2017, we had ten (11) employees. As of December 31, 2019, all of our employees were in management, finance and administration. Nine employees were located in Israel, one employee is located in Spain and one employee in the Netherlands.

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

E.          Share Ownership

Beneficial Ownership of Executive Officers and Directors

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as of March 15, 2020, of (i) each of our directors and (ii) each member of our senior management. All of the information with respect to beneficial ownership of the ordinary shares is given to the best of our knowledge and has been furnished in part by the respective directors and members of senior management.

Name of Beneficial Owner	Number of Shares Beneficially Held (1)	Percent of Class
Shlomo Nehama(2)(5)	4,016,842	32.9%
Hemi Raphael(3)(5)	2,960,369	24.3%
Ran Fridrich(4)(5)	2,622,632	21.5%
Anita Leviant(6)	9,000	*
Mordechai Bignitz(6)	6,583	*
Dr. Michael J. Anghel(6)	500	*
Kalia Weintraub	-	-
Ori Rosenzweig	-	-
Yehuda Saban	-	-

______________________________
* Less than one percent of the outstanding ordinary shares. See additional details below.

(1)
As used in this table, “beneficial ownership” means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security. For purposes of this table, a person is deemed to be the beneficial owner of securities that can be acquired within 60 days from March 15, 2020 through the exercise of any option or warrant. Ordinary shares subject to options or warrants that are currently exercisable or exercisable within 60 days are deemed outstanding for computing the ownership percentage of the person holding such options or warrants, but are not deemed outstanding for computing the ownership percentage of any other person. The amounts and percentages are based upon 12,194,094 ordinary shares outstanding as of March 15, 2020. This number of outstanding ordinary shares does not include a total of 258,046 ordinary shares held at that date as treasury shares under Israeli law, all of which were repurchased by us. For so long as such treasury shares are owned by us they have no rights and, accordingly, are neither eligible to participate in or receive any future dividends which may be paid to our shareholders nor are they entitled to participate in, be voted at or be counted as part of the quorum for, any meetings of our shareholders.

(2)
According to information provided by the holders, the 4,016,842 ordinary shares beneficially owned by Mr. Nehama consist of: (i) 3,551,869 ordinary shares held by Nechama Investments, an Israeli company, which constitute approximately 29.1% of our outstanding ordinary shares, and (ii) 464,973 ordinary shares held directly by Mr. Nehama, which constitute approximately 3.8% of our outstanding ordinary shares. Mr. Nehama, as the sole officer, director and shareholder of Nechama Investments, may be deemed to indirectly beneficially own any ordinary shares beneficially owned by Nechama Investments, which constitute (together with the shares held directly by him) approximately 32.9% of our outstanding ordinary shares.

(3)
The 2,960,369 ordinary shares beneficially owned by Mr. Raphael consist of: (i) 2,605,845 ordinary shares held by Kanir, which constitute approximately 21.4% of our outstanding share capital, (ii) 314,514 ordinary shares held by a BVI private company wholly-owned by Mr. Raphael, which constitute approximately 2.6% of our outstanding shares and (iii) 40,010 ordinary shares held directly by Mr. Raphael, which constitute approximately 0.3% of our outstanding shares. Mr. Raphael, by virtue of his position as a director and majority shareholder of Kanir Investments Ltd., or Kanir Ltd., the general partner in Kanir, and his position as a limited partner in Kanir, may be deemed to indirectly beneficially own the ordinary shares beneficially owned by Kanir. Mr. Raphael disclaims beneficial ownership of the shares held by Kanir, except to the extent of his pecuniary interest therein, if any. In addition, Mr. Raphael, as the sole shareholder of such private company, may be deemed to indirectly beneficially own any ordinary shares beneficially owned by the BVI private company.

(4)
The 2,722,632 ordinary shares beneficially owned by Mr. Fridrich consist of: (i) 2,605,945 ordinary shares held by Kanir, which constitute approximately 21.4% of our outstanding share capital and (ii) 16,787 ordinary shares held directly by Mr. Fridrich, which constitute approximately 0.1% of our outstanding shares. Mr. Fridrich, by virtue of his position as a director of Kanir Ltd. and his position as a limited partner in Kanir, may be deemed to indirectly beneficially own the ordinary shares beneficially owned by Kanir. Mr. Fridrich disclaims beneficial ownership of the shares held by Kanir, except to the extent of his pecuniary interest therein, if any.

(5)
By virtue of the 2008 Shareholders Agreement between Nechama Investments and Kanir (see “Item 7.A: Major Shareholders”), Mr. Nehama, Nechama Investments, Kanir and Messrs. Raphael and Fridrich may be deemed to be members of a group that holds shared voting power with respect to 6,157,714 ordinary shares, which together constitute approximately 50.5% of our outstanding ordinary shares, and holds shared dispositive power with respect to 5,660,466 ordinary shares, which constitute 46.4% of our outstanding ordinary shares. Accordingly, taking into account the shares directly held by Messrs. Nehama, Raphael (taking into account also shares held by the private company wholly-owned by him) and Fridrich, they may be deemed to beneficially own approximately 54.3%, 53.4% and 50.6%, respectively, of our outstanding ordinary shares. Mr. Nehama and Nechama Investments both disclaim beneficial ownership of the ordinary shares beneficially owned by Kanir and Kanir Ltd., Kanir and Messrs. Raphael and Fridrich all disclaim beneficial ownership of the shares held by Nechama Investments.

(6)
(i) Anita Leviant holds currently exercisable options to purchase 9,000 ordinary shares with expiration dates ranging from August 1, 2020 to August 1, 2028 and exercise prices per share ranging between $5.55 - $13 (ii) Mordechai Bignitz holds currently exercisable options to purchase 7,583 ordinary shares with expiration dates ranging from December 20, 2021 to August 1, 2028 and exercise prices per share ranging between $5.55 - $13 and (iii) Dr. Michael J. Anghel holds currently exercisable options to purchase 500 ordinary shares with an expiration date of January 24, 2029 and an exercise price per share of  $8.41.

Our directors currently hold, in the aggregate, options to purchase 20,083 ordinary shares. The options have a weighted average exercise price of approximately $8.83 per share and have expiration dates until 2029. During the years ended December 31, 2017, 2018 and 2019 each of Anita Leviant and Mordechai Bignitz, both of whom are members of our Board, were granted options to purchase 1,000 shares (on August 1 of each of such years) under the 1998 Plan. In addition, Dr. Michael J. Anghel was granted options to purchase 500 shares upon his appointment as external director under the 1998 Plan and an additional award of options to purchase 1,000 shares on August 1, 2019. The exercise price for the underlying shares of such options is the “Fair Market Value” (as defined in the 1998 Plan) of our ordinary shares at the date of grant. The options expire ten years after their grant date. As described above under “Compensation - Compensation of Non-Executive Directors”, the options granted to our directors (for Ms. Leviant commencing in 2012 and for our external directors commending in 2016) vest on the first anniversary of the grant date. Of the options held by our directors, options to purchase 17,083 ordinary shares are currently exercisable and options to purchase 3,000 ordinary shares will become exercisable on August 1, 2020.

In June 2019, we granted options to purchase 9,869 ordinary shares to Mr. Ori Rosenzweig, our Chief Investment Officer. The options vest in equal installments on an annual basis over a period of three years and have an exercise price of $11.19 per ordinary share. Other than Mr. Rosenzweig, none of our officers currently hold options to purchase our ordinary shares.

Outstanding Options

1998 Share Option Plan for Non-Employee Directors

For more information concerning our 1998 Share Option Plan for Non-Employee Directors see “Item 6.B: Compensation.”

As of January 1, 2019, December 31, 2019 and March 15, 2020, there were 30,416, 33,916 and 33,916 ordinary shares, respectively, available for future grants under the 1998 Plan.

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

As of March 15, 2020, there were 14,803 options outstanding under the 2000 Plan. The number of additional ordinary shares available for issuance under the 2000 Plan, as of January 1, 2019, December 31, 2019 and March 15, 2020, was 595,009, 580,206 and 580,206, respectively.

ITEM 7: Major Shareholders and Related Party Transactions

A.          Major Shareholders

The following table sets forth information regarding the beneficial ownership of our ordinary shares as of March 15, 2020, by each person known by us to be the beneficial owner of 5.0% or more of our ordinary shares. Each of our shareholders has identical voting rights with respect to its shares. All of the information with respect to beneficial ownership of the ordinary shares is given to the best of our knowledge based on public filings by the shareholders (and on information provided by them.

	Ordinary Shares Beneficially Owned(1)	Percentage of Ordinary Shares Beneficially Owned

Shlomo Nehama (2)(5)(7)	4,016,842	32.9%
Kanir Joint Investments (2005) Limited Partnership (3)(4)(5)(6)(7)	2,605,845	21.4%
The Phoenix Holdings Ltd.(8)	844,064	6.9%
Yelin Lapidot Holdings Management Ltd.(9)	1,168,953	9.6%
Clal Insurance Enterprises Holdings Ltd.(10)	824,743	6.7%
Harel Insurance Investments & Financial Services Ltd.(11).	650,176	5.3%
___________________________

(1)
As used in this table, “beneficial ownership” means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security as determined pursuant to Rule 13d-3 promulgated under the U.S. Securities Exchange Act of 1934, as amended. For purposes of this table, a person is deemed to be the beneficial owner of securities that can be acquired within 60 days from March 15, 2020 through the exercise of any option or warrant. Ordinary shares subject to options or warrants that are currently exercisable or exercisable within 60 days are deemed outstanding for computing the ownership percentage of the person holding such options or warrants, but are not deemed outstanding for computing the ownership percentage of any other person. The amounts and percentages are based on a total of 12,194,094 ordinary shares outstanding as of March 15, 2020. This number of outstanding ordinary shares does not include a total of 258,046 ordinary shares held at that date as treasury shares under Israeli law, all of which were repurchased by us. For so long as such treasury shares are owned by us they have no rights and, accordingly, are neither eligible to participate in or receive any future dividends which may be paid to our shareholders nor are they entitled to participate in, be voted at or be counted as part of the quorum for, any meetings of our shareholders.

(2)
The 4,016,842 ordinary shares beneficially owned by Mr. Nehama consist of: (i) 3,551,869 ordinary shares held by Nechama Investments, which constitute approximately 29.1% of our outstanding ordinary shares and (ii) 464,973 ordinary shares and held directly by Mr. Nehama, which constitute approximately 3.8% of our outstanding ordinary shares. Mr. Nehama, as the sole officer, director and shareholder of Nechama Investments, may be deemed to indirectly beneficially own any ordinary shares owned by Nechama Investments, which constitute (together with his shares) approximately 32.9% of our outstanding ordinary shares.

(3)
Kanir is an Israeli limited partnership. Kanir Ltd., in its capacity as the general partner of Kanir, has the voting and dispositive power over the ordinary shares directly beneficially owned by Kanir. As a result, Kanir Ltd. may be deemed to indirectly beneficially own the ordinary shares beneficially owned by Kanir. Messrs. Hemi Raphael and Ran Fridrich, who are members of our Board of Directors, are the sole directors of Kanir Ltd. and Mr. Raphael is a majority shareholder of Kanir Ltd. As a result, Messrs. Raphael and Fridrich may be deemed to indirectly beneficially own the ordinary shares beneficially owned by Kanir, which constitute, together with their holdings as set forth in footnote (4), 24.3% and 21.5%, respectively, of our outstanding ordinary shares. Kanir Ltd. and Messrs. Raphael and Fridrich disclaim beneficial ownership of such ordinary shares except to the extent of their respective pecuniary interest therein, if any.

(4)
Mr. Raphael beneficially owns 354,524 ordinary shares, consisting of: (i) 314,514 ordinary shares held by a BVI private company wholly-owned by Mr. Raphael, which constitute approximately 2.6% of our outstanding shares and (ii) 40,010 ordinary shares held directly by Mr. Raphael, which constitute approximately 0.3% of our outstanding shares. Mr. Raphael, as the sole officer, director and shareholder of such private company, may be deemed to indirectly beneficially own any ordinary shares beneficially owned by such private company, which constitute (together with the shares held directly by him) approximately 2.9% of our outstanding ordinary shares. Mr. Fridrich directly owns 16,787 ordinary shares, which constitute approximately 0.1% of our outstanding shares.

(5)
By virtue of the 2008 Shareholders Agreement, Mr. Nehama, Nechama Investments, Kanir, Kanir Ltd., and Messrs. Raphael and Fridrich may be deemed to be members of a group that holds shared voting power with respect to 6,157,714 ordinary shares, which constitute approximately 50.5% of our outstanding ordinary shares, and holds shared dispositive power with respect to 5,660,466 ordinary shares, which constitute 46.4% of our outstanding ordinary shares. Accordingly, taking into account the shares directly held by Messrs. Nehama, Raphael (taking into account also shares held by the private company wholly-owned by him) and Fridrich, they may be deemed to beneficially own approximately 62%, 61.9% and 58.8%, respectively, of our outstanding ordinary shares. Each of Mr. Nehama and Nechama Investments disclaims beneficial ownership of the ordinary shares beneficially owned by Kanir. Each of Kanir, Kanir Ltd. and Messrs. Raphael and Fridrich disclaims beneficial ownership of the ordinary shares beneficially owned by Nechama Investments. A copy of the 2008 Shareholders Agreement was filed with the Securities and Exchange Commission, or the SEC, on March 31, 2008 as Exhibit 14 to an amendment to a Schedule 13D and is not incorporated by reference herein.

(6)
Bonstar Investments Ltd., or Bonstar, an Israeli company, holds 233,258 ordinary shares, which constitute approximately 2.2% of our outstanding ordinary shares. Bonstar is a limited partner of Kanir and assisted Kanir in the financing of the purchase of some of its ordinary shares. Accordingly, Bonstar may be deemed to be a member of a group with Kanir and its affiliates, although there are no agreements between Bonstar and either of such persons and entities with respect to the ordinary shares beneficially owned by each of them. Mr. Joseph Mor and Mr. Ishay Mor are the sole shareholders of Bonstar and Mr. Joseph Mor serves as the sole director of Bonstar. Messrs. Joseph Mor and Ishay Mor also hold, through a company jointly held by them, 175,000 ordinary shares, which constitute approximately 1.6% of our outstanding ordinary shares. By virtue of their control over Bonstar and the other company, Messrs. Joseph Mor and Ishay Mor may be deemed to indirectly beneficially own the 408,258 ordinary shares beneficially owned by Bonstar and by the other company, which constitute approximately 3.8% of our outstanding ordinary shares. Each of Bonstar and Messrs. Joseph Mor and Ishay Mor disclaims beneficial ownership of the ordinary shares beneficially owned by Kanir and Nechama Investments, except to the extent of their respective pecuniary interest therein, if any.

(7)
The information included in this table concerning the beneficial ownership of Nechama Investments, Kanir, Kanir Ltd., Bonstar and Messrs. Nehama, Raphael, Fridrich, Joseph Mor and Ishay Mor is based on a Schedule 13D/A filed on September 3, 2013 and on information provided by the shareholders.

(8)
Based on a Schedule 13G/A filed on February 18, 2020 by Mr. Itshak Sharon (Tshuva), Delek Group Ltd. and The Phoenix Holdings Ltd. and other information available to us. The 844,064 ordinary shares beneficially owned include 825,314 ordinary shares and 18,750 ordinary shares underlying currently exercisable warrants issued in connection with the 2020 Private Placement. According to the Schedule 13G/A and other information available to us in connection with the 2020 Private Placement: (i) the securities reported therein are beneficially owned by various direct or indirect, majority or wholly-owned subsidiaries of the Phoenix Holdings Ltd., or the Phoenix Subsidiaries, as follows: (a) 12,608 ordinary shares, which represents a beneficial ownership of approximately 0.1% of our ordinary shares, by Excellence trust funds, (b) 149,844 ordinary shares (including 3,750 ordinary shares issuable upon the exercise of currently exercisable warrants), which represents a beneficial ownership of approximately 1.2% of our ordinary shares, by The Phoenix “nostro” accounts, (c) 664,870 ordinary shares(including 15,000 ordinary shares issuable upon the exercise of currently exercisable warrants), which represents a beneficial ownership of approximately 5.4% of our ordinary shares, by a Partnership for Israeli shares, and (d) 16,742 ordinary shares, which represents a beneficial ownership of approximately 0.1% of our ordinary shares, by a Partnership for investing in shares indexes, (ii) the Phoenix Subsidiaries manage their own funds and/or the funds of others, including for holders of exchange-traded notes or various insurance policies, members of pension or provident funds, unit holders of mutual funds, and portfolio management clients, and (iii) each of the Phoenix Subsidiaries operates under independent management and makes its own independent voting and investment decisions. Based on the Schedule 13G/A submitted on February 18, 2020, effective as of November 3, 2019, the Phoenix Holdings Ltd. is no longer controlled by Delek Group Ltd. (which is controlled by Itshak Sharon (Tshuva) through private companies wholly-owned by him).

(9)
Based on a Schedule 13G/A submitted on January 9, 2020 by Mr. Dov Yelin, Mr. Yair Lapidot, Yelin Lapidot Holdings Management Ltd, or Yelin Lapidot, and Yelin Lapidot Mutual Funds Management Ltd. According to the Schedule 13G/A: (i) the securities reported therein are beneficially owned as follows: (a) 876,156 ordinary shares, which constitute approximately 7.2% of our outstanding ordinary shares, by mutual funds managed by Yelin Lapidot Mutual Funds Management Ltd.,  and (b) 292,797 ordinary shares, which constitute approximately 2.4% of our outstanding ordinary shares, by provident funds managed by Yelin Lapidot Provident Fund Management Ltd., (ii) both Yelin Lapidot Mutual Funds Management Ltd. and Yelin Lapidot Provident Fund Management Ltd. are wholly-owned subsidiaries of Yelin Lapidot and operate under independent management and make their own independent voting and investment decisions, and (iii) Messrs. Yelin and Lapidot each own 24.38% of the share capital and 25.004% of the voting rights of Yelin Lapidot, and are responsible for the day-to-day management of Yelin Lapidot. Pursuant to the Schedule 13G, any economic interest or beneficial ownership in any of the securities covered by the Schedule 13G is held for the benefit of the members of the provident funds or mutual funds, as the case may be, and each of Messrs. Yelin and Lapidot, Yelin Lapidot, and wholly-owned subsidiaries of Yelin Lapidot disclaims beneficial ownership of any such securities.

(10)
Based on a Schedule 13G submitted on March 5, 2020 by Clal Insurance Enterprises Holdings Ltd., or Clal. Based on the Schedule 13G, of the 824,743 ordinary shares: (i) 149,743 ordinary shares (including 25,000 ordinary shares issuable upon the exercise of currently exercisable warrants), are beneficially held for Clal’s own account and (ii) 675,000 ordinary shares (including 135,000 ordinary shares issuable upon the exercise of currently exercisable warrants), are held for members of the public through, among others, provident funds and/or pension funds and/or insurance policies, which are managed by subsidiaries of Clal, which subsidiaries operate under independent management and make independent voting and investment decisions. Consequently, Clal notes in the Schedule 13G that the Schedule 13G will not constitute an admission that it is the beneficial owner of more than 149,743 ordinary shares.

(11)
Based on a Schedule 13G submitted on March 26, 2020 by Harel Insurance Investments & Financial Services Ltd., or Harel. Based on the Schedule 13G, of the 650,176 ordinary shares reported as beneficially owned by Harel: (i) 636,967 ordinary shares are held for members of the public through, among others, provident funds and/or mutual funds and/or pension funds and/or insurance policies and/or exchange traded funds, which are managed by subsidiaries of Harel, each of which subsidiaries operates under independent management and makes independent voting and investment decisions, (ii) 13,189 ordinary shares are held by third-party client accounts managed by subsidiaries of the Harel as portfolio managers, each of which subsidiaries operates under independent management and makes independent investment decisions and has no voting power in the securities held in such client accounts, and (iii) 20 ordinary shares are beneficially held for Harel’s own account. Consequently, Harel notes in the Schedule 13G that the Schedule 13G shall not be construed as an admission by Harel that it is the beneficial owner of more than 20 ordinary shares.

Significant Changes in the Ownership of Major Shareholders

On February 18, 2019, Mr. Itshak Sharon (Tshuva), Delek Group Ltd. and The Phoenix Holdings Ltd. submitted a Schedule 13G to the SEC indicating that they beneficially own 895,618 ordinary shares, which at the time constituted 8.39% of our outstanding ordinary shares. On July 30, 2019, Mr. Dov Yelin, Mr. Yair Lapidot and Yelin Lapidot Holdings Management Ltd submitted a Schedule 13G to the SEC indicating that they beneficially own 642,318 ordinary shares, which at the time constituted 5.6% of our outstanding ordinary shares. On January 9, 2020, Mr. Dov Yelin, Mr. Yair Lapidot and Yelin Lapidot Holdings Management Ltd submitted an amendment to a Schedule 13G to the SEC indicating that they beneficially own 1,168,953 ordinary shares, which at the time constituted 10.2% of our outstanding ordinary shares. On February 18, 2020, Mr. Itshak Sharon (Tshuva), Delek Group Ltd. and The Phoenix Holdings Ltd. submitted an amendment to their Schedule 13G to the SEC indicating that Mr. Sharon and Delek Group Ltd. no longer beneficially own any shares of our company and that The Phoenix Holdings Ltd. held, as of December 31, 2019, 750,314 ordinary shares, which, at the time, constituted 6.5% of our outstanding ordinary shares. On February 18, 2020 we issued to The Phoenix Holdings Ltd. and to an affiliated entity an aggregate of 75,000 ordinary shares and warrants to purchase an aggregated of 18,750 ordinary shares in connection with the February 2020 Private Placement. On March 5, 2020, Clal Insurance Enterprises Holdings Ltd. submitted a Schedule 13G to the SEC indicating that they beneficially own 824,743 ordinary shares, which represents a beneficial ownership of 6.7% of our outstanding ordinary shares. On March 26, 2020, Harel Insurance Investments & Financial Services Ltd. submitted a Schedule 13G to the SEC indicating that it beneficially owns 650,176 ordinary shares, which represents a beneficial ownership of 5.3% of our outstanding ordinary shares.

Based on information available to us and on an amendment to a Schedule 13D submitted to the SEC on November 13, 2019 by Kanir, Kanir Investments, Mr. Raphael, Mr. Fridrich, S. Nechama, Mr. Nehama, Bonstar, Mr. Joseph Mor and Mr. Ishay Mor, Kanir sold an aggregate of 180,552 ordinary shares, which represent 1.5% of our outstanding ordinary shares. Based on information available to us, during 2020, each of Messrs. Raphael and Fridrich sold 100,000 ordinary shares, which represent 0.8% of our outstanding ordinary shares.

Record Holders

Based on a review of the information provided to us by our transfer agent, as of March 15, 2020, there were 38 record holders of ordinary shares, of which 9 represented United States* record holders holding approximately 39.8% of our outstanding ordinary shares (including approximately 39.5% of our outstanding ordinary shares held by the Depository Trust Company). This does not reflect persons or entities that hold ordinary shares in nominee or “street name” through various brokerage firms and does not reflect where the beneficial holders of our shares are located in part because the shares held by the Depository Trust Company include shares held for the Tel Aviv Stock Exchange Clearing House.
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

Registration Rights

We previously executed various registration rights agreements with certain entities and individuals, including former controlling shareholders, in connection with private placements of our securities. Registration rights with respect to a majority of the ordinary shares held by our current controlling shareholders were assigned from certain holders of such registration rights to our controlling shareholders, subject to the undertaking of the assignees to be bound by and subject to the terms and conditions of the registration rights agreement. During 2014 we received a demand for registration from several shareholders, including our controlling shareholders, and filed a registration statement on Form F-3 with covering the resale of 6,421,545, or 52.7% of our ordinary shares, which became effective on November 17, 2014. The registration of the shares included in this registration statement enable our controlling shareholders to sell a significant portion of our ordinary shares without restrictions, which could result in a change of control of Ellomay or in us ceasing to be a “controlled company” for purposes of the NYSE American LLC rules. For more information see “Item 16G: Corporate Governance.”

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

In consideration for the performance of the management services and the Board services, we currently pay to Meisaf and Kanir, in equal parts, an aggregate annual fee in the amount of $400,000 (approximately €372,000), on a quarterly basis. Meisaf and Kanir are also entitled to receive reimbursement for reasonable out-of-pocket business expenses borne by them in connection with the provision of the services, as customary in the Company. In connection with the Management Services Agreement, the Board representatives of Kanir and Mr. Nehama waived any director fees and options to purchase our ordinary shares they may be entitled to as a result of their service on our Board. In addition, Mr. Fridrich, who first served as our Interim Chief Executive Officer and is now our Chief Executive Officer, serves as our Chief Executive Officer since January 2009 as part of the management services provided pursuant to the Management Services Agreement, and agreed not to receive any additional compensation or other benefits beyond the fees paid in connection with the Management Services Agreement.

At our 2019 Shareholders Meeting, following the approval of our Audit Committee, Compensation Committee and Board, our shareholders approved certain amendments and a further extension of the term of the Management Services Agreement, so that it shall remain in effect until the earlier of: (i) June 17, 2022, (ii) the termination of service of all of the Kanir and Nechama Investments nominees on our Board of Directors, (iii) a date that is six (6) months following the delivery of a written termination notice by Meisaf and Kanir to the Company or by the Company to Meisaf and Kanir, or (iv) the cessation of provision of Chairman and CEO services.

For a further discussion of transactions and balances with related parties see “Item 4.D: Property, Plants and Equipment,” “Item 6.B: Compensation,” “Item 6.C: Board Practices” under “Indemnification, Exemption and Insurance of Executive Officers and Directors,” “Registration Rights” above and Note 15 to our consolidated financial statements, which are included elsewhere in this report.

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

Dividends

On March 18, 2015, our Board of Directors adopted a dividend distribution policy, or the Policy, pursuant to which we intend to distribute a dividend of up to 33% of our annual distributable profits each year, either by way of a cash dividend, a share buyback program or a combination of both. Distributions or the amount or method of the distribution pursuant to the Policy are not guaranteed and are subject to the specific approval of our Board of Directors, based on various factors they deem appropriate including, among others, our financial position, our outstanding liabilities and contractual obligations, prospective acquisitions, our business plan and the market conditions. In addition, as described herein, distributions are subject to the restrictions in the deeds of trust governing our Debentures. Our Board of Directors may, subject to the circumstances and conditions stated above, declare additional dividend distributions, change the rate of a specific distribution or cancel a distribution (either as a revision to the Policy or on a more temporary basis). In addition, our Board of Directors may, in its absolute discretion and at any time, revise, update or terminate the Policy. Prior to the adoption of the Policy, we did not have a dividend distribution policy or distribute cash dividends in the past.

In May 2015, our Board of Directors approved the repurchase of up to $3 million of our ordinary shares. The authorized repurchases will be made from time to time in the open market on the NYSE American LLC and Tel Aviv Stock Exchange or in privately negotiated transactions. The timing, volume and nature of share repurchases will be at the sole discretion of management and will be dependent on regulatory restrictions, market conditions, the price and availability of our ordinary shares, applicable securities laws and other factors, including compliance with the terms of our Debentures. No assurance can be given that any particular amount of ordinary shares will be repurchased. The buyback program does not obligate us to acquire a specific number of shares in any period, and it may be modified, suspended, extended or discontinued at any time, without prior notice. We repurchased 172,391 ordinary shares in the NYSE American LLC under this buyback program. On March 23, 2016, we announced the decision to distribute a cash dividend in the amount of $0.225 per share (an aggregate distribution of approximately $2.4 million). We distributed this dividend in April 2016. We did not declare or pay a cash dividend during 2017 and we did not repurchase any of our ordinary shares or declare or pay a cash dividend during 2018 and 2019.

The terms of the deeds of trust governing our Debentures restrict our ability to distribute dividends (for more information see “Item 5.B: Liquidity and Capital Resources”). In addition, under Israeli law, the payment of dividends is generally made from accumulated retained earnings or retained earnings accrued over a period of the last two years (after deducting prior dividends to the extent not already deducted from retained earnings), and in either case, provided there is no reasonable concern that the dividend will prevent the company from satisfying current or foreseeable obligations as they become due. Notwithstanding the foregoing, dividends may be paid with the approval of a court, provided that there is no reasonable concern that payment of the dividend will prevent us from satisfying our existing and foreseeable obligations as they become due.

B.           Significant Changes

Except as otherwise disclosed in this report, no significant changes have occurred since December 31, 2019.

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

C.          Material Contracts

Management Services Agreement with Kanir and Meisaf

For details concerning the Management Agreement, see “Item 7.B: Related Party Transactions.”

The description of the Management Agreement is only a summary and does not purport to be complete and is qualified by reference to the full text of the Management Agreement filed by us as Exhibit 4.6 and the amendments to the Management Agreement filed by us as Exhibit 4.10 and Exhibit 4.8 under Item 19.

Agreements in connection with the Investment in Dori Energy

Summaries of the material agreements executed in connection with our investment in Dori Energy are included as Exhibits 4.7 and 4.8 under Item 19.

Series B Deed of Trust

For a description of our debt agreements, including the Series B Deed of Trust governing our Series B Debentures, see “Item 5.B: Operating and Financial Review and Prospects – Liquidity and Capital Resources.”

The descriptions of the Series B Deed of Trust is only a summary and does not purport to be complete and is qualified by reference to the convenience translation of the Series B Deed of Trust filed by us as Exhibit 4.15 under Item 19.

Series C Deed of Trust

For a description of our debt agreements, including the Series C Deed of Trust governing our Series C Debentures, see “Item 5.B: Operating and Financial Review and Prospects – Liquidity and Capital Resources.”

The descriptions of the Series C Deed of Trust is only a summary and does not purport to be complete and is qualified by reference to the convenience translation of the Series C Deed of Trust filed by us as Exhibit 4.19 under Item 19.

Sale of Italian PV Portfolio

For a description of the agreement for the sale of our Italian subsidiaries, see “Item 4.A: Recent developments.”

The descriptions of the sale and purchase agreement does not purport to be complete and is qualified by reference to the full text of the sale and purchase agreement filed by us as Exhibit 4.20 under Item 19.

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

U.S. Tax Considerations Regarding Ordinary Shares

The following is a general summary of the material United States federal income tax consequences relating to the acquisition, ownership and disposition of our ordinary shares by investor U.S. Holder (as defined below) that holds those ordinary shares as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended, or the Code. This summary is based on the tax laws of the United States, and existing final, temporary and proposed Treasury Regulations, administrative pronouncements and judicial decisions, as in effect on the date hereof, all of which are subject to prospective and retroactive changes, and to differing interpretations.

This summary does not address all federal income tax consequences that may be relevant to particular persons, and does not take into account the specific circumstances of any particular persons, including, but not limited to:

•	tax-exempt entities or any individual retirement account or Roth IRA;

•	banks and other financial institutions;

•	insurance companies;

•	real estate investment trusts and regulated investment companies;

•	broker dealers;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	persons liable for alternative minimum tax;

•	“U.S. shareholders” (as defined in Code Section 951(b), generally persons owning directly, indirectly or constructively at least 10% of our shares by vote or value);

•	persons that hold ordinary shares as part of a straddle, hedge, conversion transaction or other integrated transaction;

•	U.S. expatriates;

•	persons whose functional currency is not the U.S. dollar;

•	persons that are residents of or have a permanent establishment in a jurisdiction outside the United States or persons who are not U.S. Holders; and

•	persons who acquired the shares pursuant to the exercise of any employee share option or otherwise as compensation.

This summary does not address any aspect of United States federal gift or estate tax or state, local or foreign tax laws.

ACCORDINGLY, PERSONS CONSIDERING THE PURCHASE OF ORDINARY SHARES SHOULD CONSULT THEIR OWN TAX ADVISORS CONCERNING THE APPLICATION OF UNITED STATES FEDERAL TAX LAWS, AS WELL AS THE LAWS OF ANY STATE, LOCAL OR FOREIGN TAXING JURISDICTION, TO THEIR PARTICULAR SITUATIONS.

For purposes of this discussion, a “U.S. Holder” is any beneficial owner of our ordinary shares that, for U.S. federal income tax purposes, is:

(1)	an individual citizen or resident of the United States;

(2)	a corporation or other entity taxable as a corporation for U.S. federal income tax purposes created or organized in or under the laws of the United States or any political subdivision thereof;

(3)	an estate the income of which is subject to U.S. federal income tax without regard to its source; or

(4)
a trust, if such trust was in existence on August 20, 1996 and has validly elected to be treated as a U.S. person for U.S. federal income tax purposes, or if (a) a court within the U.S. can exercise primary supervision over its administration and (b) one or more U.S. persons have the authority to control all of the substantial decisions of such trust.

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

Taxation of U.S. Holders

Distributions on Ordinary Shares. Subject to the discussion in “Passive Foreign Investment Company” below, distributions made by us with respect to ordinary shares generally will constitute dividends for federal income tax purposes and will be taxable to a U.S. Holder as a dividend to the extent of our undistributed current or accumulated earnings and profits (as determined for United States federal income tax purposes). Distributions in excess of our current and accumulated earnings and profits will be treated first as a nontaxable return of capital reducing the U.S. Holder’s tax basis in the ordinary shares, thus increasing the amount of any gain (or reducing the amount of any loss) which might be realized by such U.S. Holder upon the sale or exchange of such ordinary shares. Any such distributions in excess of the U.S. Holder’s tax basis in the ordinary shares will be treated as gain from the sale or exchange of our ordinary shares. Dividends paid by us generally will not be eligible for the dividends received deduction available to certain corporate U.S. Holders.

With respect to non-corporate U.S. Holders, dividends may qualify as “qualified dividend income” which is eligible for reduced rates of taxation provided that (1) we are eligible for the benefits of the income tax treaty between the United States and Israel or with respect to any dividend paid on shares which are readily tradable on an established securities market in the United States; (2) we are not a PFIC (as defined below) for either the taxable year in which the dividend was paid or the preceding taxable year; (3) the U.S. Holder satisfies certain holding period requirements; and (4) the U.S. Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property. A corporate U.S. Holder (and a non-corporate U.S. Holder that fails to satisfy the applicable holding period requirements) is taxable at ordinary rates on dividends received.

A dividend paid in New Israeli Shekel will be included in gross income in a U.S. dollar amount based on the NIS/U.S. dollar exchange rate in effect on the date the dividend is included in the income of the U.S. Holder, regardless of whether the payment, in fact, is converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend payment is included in the gross income of a U.S. Holder through the date that payment is converted into U.S. dollars (or otherwise disposed of) will be treated as U.S. source ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income.

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

Medicare Tax.  Subject to specific requirements, certain U.S. Holders will be subject to a 3.8% Medicare tax (in addition to otherwise applicable federal income tax) on their investment income and gain, with limited exceptions.  U.S. Holders should consult with their tax advisors regarding the effect, if any, of this tax on the ownership and disposition of our ordinary shares.

Passive Foreign Investment Company.  A foreign corporation generally will be treated as a “passive foreign investment company,” or PFIC, if, after applying certain “look-through” rules, either (1) 75% or more of its gross income is passive income or (2) 50% or more of the average value of its assets is attributable to assets that produce or are held to produce passive income. Passive income for this purpose generally includes dividends, interest, rents, royalties and gains from securities and commodities transactions. The look-through rules require a foreign corporation that owns at least 25%, by value, of the stock of another corporation to treat a proportionate amount of assets and income of the other corporation as held or received directly by such foreign corporation. We must make a separate determination each year as to whether we are a PFIC. As a result, our PFIC status may change. The determination of whether or not we are a PFIC depends on the composition of our income and assets, including goodwill, from time to time.

Based on our income and/or assets, we believe that we were a PFIC from 2008 through 2012.  Since PFIC shares are subject to the PFIC rules even in future years in which we are no longer a PFIC, our ordinary shares will be PFIC shares with respect to any U.S. Holder that held our ordinary shares in 2008 through 2012. Based on our income and assets, we do not believe that we were a PFIC from 2013 through 2019. However, because the determination of whether we are, or will be, a PFIC for a taxable year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to various interpretations, there is a risk that the Internal Revenue Service may disagree with our determinations regarding our prior or present PFIC status. In addition, depending on future events, we could become a PFIC in future years.

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

If we are a PFIC for any taxable year during which U.S. Holders hold ordinary shares, such U.S. Holders will be subject to special tax rules with respect to any “excess distribution” that they receive and any gain that they realize from a sale or other disposition (including a pledge) of the ordinary shares, unless such U.S. Holders make a “mark-to-market” election as discussed below. Distributions that each U.S. Holder receives in a taxable year that are greater than 125% of the average annual distributions that such U.S. Holder received during the shorter of the three preceding taxable years or such U.S. Holder’s holding period for the ordinary shares will be treated as an excess distribution. Under these special tax rules:

(1)	the excess distribution or gain will be allocated ratably over each U.S. Holder’s holding period for the ordinary shares;

(2)	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income; and

(3)
the amount allocated to each other year will be subject to tax at the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts under (3) above that is allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses, and gains (but not losses) realized on the sale of the ordinary shares cannot be treated as capital, even if a U.S. Holder holds the ordinary shares as capital assets. The portion of any distributions that are not treated as excess distributions are taxable as ordinary income in the current taxable year under the normal tax rules of the Code.

A U.S. Holder may not avoid taxation under the rules described above by making a “qualified electing fund” election to include such U.S. Holder’s share of our income on a current basis because we do not presently intend to prepare or provide information necessary to make such election.

Alternatively, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election for stock of a PFIC to elect out of the tax treatment discussed three paragraphs above. If a U.S. Holder makes a mark-to-market election for the ordinary shares, such U.S. Holder will include in income each year an amount equal to the excess, if any, of the fair market value of the ordinary shares as of the close of such U.S. Holder’s taxable year over such U.S. Holder’s adjusted basis in such ordinary shares. A U.S. Holder is allowed a deduction for the excess, if any, of the adjusted basis of the ordinary shares over their fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to-market gains on the stock included in a U.S. Holder’s income for prior taxable years. Amounts included in a U.S Holder’s income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ordinary shares, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the ordinary shares, as well as to any loss realized on the actual sale or disposition of the ordinary shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ordinary shares, and any loss in excess of such amount is treated as capital loss. Each U.S. Holder’s basis in the ordinary shares will be adjusted to reflect any such income or loss amounts. The tax rules that apply to distributions by corporations which are not passive foreign investment companies generally would apply to distributions by us.

The mark-to-market election is available only for stock which is regularly traded on a national securities exchange that is registered with the Securities and Exchange Commission or on Nasdaq, or an exchange or market that the U.S. Secretary of the Treasury determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. U.S. Holders should consult their tax advisors as to the availability of the mark-to-market election, based on the exchange on which we trade and the amount of trading of our ordinary shares, and the tax ramifications of such election (including the special rules that may apply to the gain realized in the year of the election).

Dividends paid by a PFIC (or by a company that was a PFIC in the year preceding the dividend) are not “qualified dividend income” for purposes of the preferential tax rate on dividends discussed above.

Special limitations may apply to the use of foreign tax credits arising in connection with distributions on PFIC shares as to which U.S. Holders should consult their tax advisors.

If a U.S. Holder holds ordinary shares in any year in which we are a PFIC, such U.S. Holder is generally required to file Internal Revenue Service Form 8621 every year. U.S. Holders should consult their tax advisors regarding their PFIC shareholder reporting obligation in connection with their investment.

U.S. Information and Backup Withholding. Dividends and proceeds from the sale or exchange of shares may be subject to information reporting to the Internal Revenue Service and possible U.S. backup withholding. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number on a properly completed Internal Revenue Service Form W-9 or otherwise properly establishes an exemption from backup withholding. U.S. Holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules. Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a U.S. Holder’s U.S. federal income tax liability, if any, and such U.S. Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund and furnishing any required information to the Internal Revenue Service.

Foreign Financial Asset Reporting. United States return disclosure obligations (and related penalties) are imposed on U.S. individuals who hold certain specified foreign financial assets in excess of certain dollar thresholds. The definition of specified foreign financial assets would include our ordinary shares, unless they are held in an account at a domestic financial institution. U.S. Holders should consult with their tax advisors regarding the requirements of filing IRS Form 8938 under these rules.

F.           Dividends and Paying Agents

Not Applicable.

G.          Statement by Experts

Not Applicable.

H.          Documents on Display

We are subject to certain of the reporting requirements of the Exchange Act, as applicable to “foreign private issuers” as defined in Rule 3b-4 under the Exchange Act.  As a foreign private issuer, we are exempt from certain provisions of the Exchange Act. Accordingly, our proxy solicitations are not subject to the disclosure and procedural requirements of Regulation 14A under the Exchange Act, and transactions in our equity securities by our officers and directors are exempt from reporting and the “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we file with the Securities and Exchange Commission an annual report on Form 20-F containing financial statements audited by an independent accounting firm. We also submit to the Securities and Exchange Commission reports on Form 6-K containing (among other things) press releases and unaudited financial information. We post our annual report on Form 20-F on our website (http://www.ellomay.com) promptly following the filing of our annual report with the Securities and Exchange Commission. The information on our website is not incorporated by reference into this annual report.

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

Interest Rate

As noted under “Item 4.B: Business Overview,” we entered into various project finance agreements that are based on EURIBOR rate and therefore we may be affected by adverse movements in interest rates.  We utilize interest rate swap derivatives to convert certain floating-rate debt to fixed-rate debt. Our interest rate swap derivatives involve an agreement to pay a fixed-rate interest and receive a floating-rate interest, at specified intervals, calculated on an agreed notional amount that matches the amount of the original loan and paid on the same installments and maturity dates. In the future, we may enter into additional interest rate swaps or other derivatives contracts to further hedge our exposure to fluctuations in interest rates.

In order to manage and limit the interest-rate risk resulting from financing secured or about to be secured from local financing institutions in Italy for our PV operations, we executed the following swap transactions as of December 31, 2019:

A euro 3.75 million interest swap transaction for a period of 15 years, payable semi-annually commencing on June 30, 2012, whereby we are the fixed rate payer (the fixed rate is set at 2.53%). This transaction is connected to an Italian subsidiary and on December 23, 2019, we sold this indirect wholly-owned subsidiary.

A euro 25 million interest swap transaction commencing on May 2018 with a decreasing notional principal amount based on the amortization table until May 2028, replacing the Euribor 6 month rate with a fixed 6 month rate of 0.71%. This transaction is connected to an Italian subsidiaries and on December 23, 2019, we sold the indirect wholly-owned subsidiaries.

A euro 17.6 million interest swap transaction for a period of 18 years, payable semi-annually commencing on March 12, 2019, whereby we are the fixed rate payer (the fixed rate is set at 3%).

The principal of the interest rate swap transaction is based on a pre-determined sculptured repayment schedule in the maximum amount of Euro 131 million for a period of 12 years, payable semi-annually commencing on April 30, 2019, whereby we are the fixed rate payer (the fixed rate is set at 2.92% - 3.69%).

For more information concerning hedging transactions, see Note 21 to our financial statements included elsewhere in this Report.

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

	December 31, 2019
	Increase	Decrease
	Equity	Equity
	€ thousands
Change in the exchange rate of:
5% in the USD	185	(185)
5% in NIS	412	(412)

	December 31, 2018
	Increase	Decrease
	Equity	Equity
	€ thousands
Change in the exchange rate of:
5% in the USD	169	(169)
5% in NIS	(367)	367

A change in interest rate would have increased (decreased) profit or loss by the amounts shown below:

	December 31,
	2019	2018
	Profit or loss	Profit or loss
	€ in thousands
Increase of 1%	580	1,012
Increase of 3%	1,701	2,604
Decrease of 1%	(542)	(581)
Decrease of 3%	(1,663)	(2,172)

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2019. In making this assessment, our management used the criteria in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission 2013.

Based on this assessment, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2019, our internal control over financial reporting is effective based on those criteria.

(c) Attestation Report of the Registered Public Accounting Firm

Not Applicable.

(d) Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2019 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

              The Code of Ethics, in its current form, is posted on our website at the following web address: https://d1io3yog0oux5.cloudfront.net/_e3111ca667e22f9c04e6965ab5256a4b/ellomay/db/222/2287/file/Code_of_Business_Conduct_and_Ethics.pdf. We will provide a copy of the Code of Ethics to any person, without charge, upon written request addressed to our Chief Financial Officer at our office in Tel Aviv, Israel.

ITEM 16C: Principal Accountant Fees and Services

Fees paid to the Independent Registered Public Accounting Firm

Somekh Chaikin, an independent registered public accounting firm and a member firm of KPMG International, serves as our principal independent registered public accounting firm since December 2011.

The following table sets forth, for each of the years indicated, the aggregate fees paid for professional audit services and other services rendered by Somekh Chaikin and other KPMG member firms.

	2018	2019
	(euro in thousands)
Audit Fees(1)	192	236
Audit-Related Fees(2)	25	34
Tax Fees(3)	39	31

Total	256	301
______________________
(1)
Professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements or services that are normally provided by the accountants in connection with statutory and regulatory filings or engagements.

(2)	Including professional services related to due diligence investigations.
(3)	Professional services rendered by our independent registered public accounting firm for international and local tax compliance, tax advice services and tax planning performed during the fiscal year.

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

ITEM 16H: Mine Safety Disclosure

Not Applicable.

PART III

ITEM 17: Financial Statements

Not Applicable.

ITEM 18: Financial Statements

Our Financial Statements are included in pages F-1 – F-102 of this report.

The Financial statements of Dorad Energy Ltd. are included in pages FD-1 – FD-51 of this report.

ITEM 19: Exhibits

Number	Description
1.1	Memorandum of Association of the Registrant (translated from Hebrew), reflecting amendments through June 9, 2011*(1)
1.2	Second Amended and Restated Articles of the Registrant, reflecting amendments through June 21, 2018(2)
2.1	Specimen Certificate for ordinary shares(3)
2.2	Description of Rights of Securities Registered Under Section 12 of the Exchange Act
4.1	1998 Share Option Plan for Non-Employee Directors
4.2	2000 Stock Option Plan
4.3	Form of Indemnification Undertaking between the Registrant and its officers and directors, granted until June 21, 2018(1)
4.4	Form of Indemnification Undertaking and Exemption between the Registrant and its officers and directors, granted following June 21, 2018(4)
4.5	Form of Registration Rights Agreement, dated September 12, 2005, among the Registrant, certain investors, Bank Hapoalim, Bank Leumi and Israel Discount Bank(5)
4.6	Management Services Agreement, by and among the Registrant, Kanir Joint Investments (2005) Limited Partnership and Meisaf Blue & White Holdings Ltd., effective as of March 31, 2008(6)
4.7
Investment Agreement, among U. Dori Group Ltd., U. Dori Energy Infrastructures Ltd. (currently Amos Luzon Entrepreneurship and Energy Group Ltd.) and Ellomay Clean Energy Ltd. , dated November 25, 2010 (summary of Hebrew version)(7)*

4.8
Shareholders Agreement, among U. Dori Group Ltd. (currently Amos Luzon Entrepreneurship and Energy Group Ltd.), Ellomay Clean Energy Ltd. and U. Dori Energy Infrastructures Ltd., dated November 25, 2010 (summary of Hebrew version)(7)*

4.9	Rinconada II Building Right Agreement (summary of Spanish version)(3)*
4.10	Amendment No. 1 to Management Services Agreement, by and among the Registrant, Kanir Joint Investments (2005) Limited Partnership and Meisaf Blue & White Holdings Ltd., dated June 18, 2013(8)
4.11	Rodríguez I Lease Agreements (summary of Spanish version)(9)*
4.12	Rodríguez II Lease Agreements (summary of Spanish version)(9)*
4.13	Fuente Librilla Lease Agreement (summary of Spanish version)(9)*
4.14	Updated Directors and Officers Compensation Policy, adopted July 5, 2016(10)
4.15	Deed of Trust between the Registrant and Hermetic Trust (1975) Ltd., governing the Company’s Series A Debentures, dated December 30, 2013 (translation of Hebrew version)(11)*
4.16	Talmei Yosef Lease Agreement (summary of Hebrew version)*(10)

Number	Description
4.17	Talasol Lease Agreements (summary of Spanish versions)*
4.18	Amendment No. 3 to Management Services Agreement, by and among the Registrant, Kanir Joint Investments (2005) Limited Partnership and Meisaf Blue & White Holdings Ltd., dated June 19, 2019
4.19	Deed of Trust between the Registrant and Hermetic Trust (1975) Ltd., governing the Company’s Series A Debentures, dated December 30, 2013 (translation of Hebrew version)(12)*
4.20	Sale and Purchase Agreement between Ellomay Luxembourg Holdings S.a.r.l and Sonnedix San Davide S.r.l, executed on December 20, 2020
8	List of Subsidiaries of the Registrant
12.1	Certification of Principal Executive Officer required by Rule 13a-14(a) and Rule 15d-14(a) (Section 302 Certification)
12.2	Certification of Principal Financial Officer required by Rule 13a-14(a) and Rule 15d-14(a) (Section 302 Certification)
13	Certification of Principal Executive Officer and Principal Financial Officer required by Rule 13a-14(b) and Rule 15d-14(b) (Section 906 Certification)
15.1	Consent of Somekh Chaikin, Member Firm of KPMG International, Independent Registered Public Accounting Firm with respect to our financial statements
15.2	Consent of Somekh Chaikin, Member Firm of KPMG International, Independent Registered Public Accounting Firm with respect to the financial statements of Dorad Energy Ltd.
101.INS**	XBRL Instance Document
101.SCH**	XBRL Taxonomy Extension Schema Document
101.CAL**	XBRL Taxonomy Calculation Linkbase Document
101.DEF**	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB**	XBRL Taxonomy Label Linkbase Document
101.PRE**	XBRL Taxonomy Presentation Linkbase Document

____________________________________

*	The original language version is on file with the Registrant and is available upon request.
**
Pursuant to Rule 406T of Regulation S-T, these interactive data files are deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, are deemed not filed for the purposes of Section 18 of the Securities and Exchange Act of 1934, as amended, and otherwise are not subject to liability under those sections.

(1)	Previously filed with the Registrant’s Form 20-F for the year ended December 31, 2012 and incorporated by reference herein.
(2)	Previously filed with the Registrant’s Form 20-F for the year ended December 31, 2012 and incorporated by reference herein.
(3)	Previously filed with the Registrant’s Form 20-F for the year ended December 31, 2011 and incorporated by reference herein.
(4)	Included in the Registrant’s Form 6-K dated May 17, 2018 and incorporated by reference herein.
(5)	Included in the Registrant’s Form 6-K dated October 14, 2005 and incorporated by reference herein.
(6)	Included in the Registrant’s Form 6-K dated December 1, 2008 and incorporated by reference herein.
(7)	Previously filed with the Registrant’s Form 20-F for the year ended December 31, 2010 and incorporated by reference herein.
(8)	Previously filed with the Registrant’s Form 20-F for the year ended December 31, 2013 and incorporated by reference herein.
(9)	Previously filed with the Registrant’s Form 20-F for the year ended December 31, 2014 and incorporated by reference herein.
(10)	Previously filed with the Registrant’s Form 20-F for the year ended December 31, 2017 and incorporated by reference herein.
(11)	Previously filed with the Registrant’s Form 20-F for the year ended December 31, 2016 and incorporated by reference herein.
(12)	Included in the Registrant’s Form 6-K dated September 25, 2019 and incorporated by reference herein.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Ellomay Capital Ltd.

By:	/s/ Ran Fridrich
Ran Fridrich
Chief Executive Officer and Director

Dated: April 7, 2020

Ellomay Capital Ltd. and its Subsidiaries

Ellomay Capital Ltd. and its Subsidiaries Consolidated Financial Statements As at December 31, 2019

Ellomay Capital Ltd. and its Subsidiaries

Consolidated Financial Statements as at December 31, 2019

Somekh Chaikin
KPMG Millennium Tower
17 Ha’arba’a Street, PO Box 609
Tel Aviv 61006, Israel
+972 3 684 8000

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
Ellomay Capital Ltd.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Ellomay Capital Ltd. and subsidiaries (the Company) as of December 31, 2019 and 2018, the related consolidated statements of profit or loss and other comprehensive income (loss), changes in equity and cash flows for each of the years in the three‑year period ended December 31, 2019, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the years in the three‑year period ended December 31, 2019, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.

Convenience translation

The accompanying consolidated financial statements as of and for the year ended December 31, 2019 have been translated into United States dollars (“dollars”) solely for the convenience of the reader. We have audited the translation and, in our opinion, the consolidated financial statements expressed in euro have been translated into dollars on the basis set forth in note 3B of the notes to the consolidated financial statements.

Change in Accounting Principle

As discussed in note 2C to the consolidated financial statements, the Company has changed its method of accounting for  leases as of January 1, 2019, due to the adoption of International Financial Reporting Standard No.16, Leases.

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

Tel-Aviv, Israel
April 7, 2020

Ellomay Capital Ltd. and its Subsidiaries

Consolidated Statements of Financial Position

		December 31,
		2019	2018	2019
	Note	€ in thousands		Convenience Translation into US$ in thousands (Note 3B)
Assets
Current assets:
Cash and cash equivalents	4	44,509	36,882	49,946
Marketable securities	5	2,242	2,132	2,516
Short term deposits	5	6,446	-	7,233
Restricted cash	5	22,162	*1,315	24,869
Receivable from concession project	6D	1,463	1,292	1,642
Financial assets	6B	1,418	1,282	1,591
Trade and other receivables	7	4,882	12,623	5,478
		83,122	55,526	93,275
Non-current assets
Investment in equity accounted investee	6A	33,561	27,746	37,661
Advances on account of investments	6B	883	798	991
Receivable from concession project	6D	27,122	25,710	30,435
Fixed assets	8	114,389	87,220	128,363
Right-of-use asset	14	15,401	-	17,282
Intangible asset	6D	5,042	4,882	5,658
Restricted cash and deposits	5	10,956	*5,400	12,294
Deferred tax	19	2,285	2,423	2,564
Long term receivables	7	12,249	1,455	13,746
Derivatives		5,162	-	5,793
		227,050	155,634	254,787

Total assets		310,172	211,160	348,062

Liabilities and Equity
Current liabilities
Current maturities of long term loans	10	4,138	5,864	4,644
Debentures	12	26,773	8,758	30,044
Trade payables		1,765	2,126	1,979
Other payables	9	5,010	3,103	5,622
		37,686	19,851	42,289
Non-current liabilities
Lease liability	14	15,402	-	17,284
Long-term loans	11	89,182	60,228	100,077
Debentures	12	44,811	42,585	50,285
Deferred tax	19	6,467	6,219	7,257
Other long-term liabilities	13	1,795	*1,959	2,014
Derivatives		7,263	*3,361	8,150
		164,920	114,352	185,067
Total liabilities		202,606	134,203	227,356
Equity
Share capital	16	21,998	19,980	24,685
Share premium		64,160	58,344	71,998
Treasury shares		(1,736)	(1,736)	(1,948)
Transaction reserve with non-controlling Interests		6,106	-	6,852
Reserves		3,283	1,169	3,684
Retained earnings		12,818	758	14,384
Total equity attributed to shareholders of the Company		106,629	78,515	119,655
Non-Controlling Interest		937	(1,558)	1,051
Total equity		107,566	76,957	120,706
Total liabilities and equity		310,172	211,160	348,062

* Reclassified, see Note 2E
The accompanying notes are an integral part of the consolidated financial statements.

Ellomay Capital Ltd. and its Subsidiaries

Consolidated Statements of Profit or Loss and Other Comprehensive Income (Loss)

		For the year ended December 31,
		2019	2018	2017	2019
	Note	€ in thousands (except per share data)			Convenience Translation into US$ in thousands (Note 3B)

Revenues	18E	18,988	18,117	13,636	21,308
Operating expenses	18B	(6,638)	(6,342)	(2,549)	(7,449)
Depreciation and amortization expenses	18B	(6,416)	(5,816)	(4,518)	(7,200)
Gross profit		5,934	5,959	6,569	6,659
Project development costs	6B	(4,213)	(2,878)	(2,739)	(4,728)
General and administrative expenses	18C	(3,827)	(3,600)	(2,420)	(4,295)
Share of profits of equity accounted investee	6	3,086	2,545	1,531	3,463
Other income (expenses), net	18D	(2,100)	884	18	(2,357)
Capital gain	6C	18,770	-	-	21,063
Operating Profit		17,650	2,910	2,959	19,805
Financing income	18A	1,827	2,936	1,333	2,050
Financing income (expenses) in connection with derivatives, net	18A	897	494	(3,156)	1,007
Financing expenses	18A	(10,877)	(5,521)	(7,405)	(12,206)
Financing expenses, net		(8,153)	(2,091)	(9,228)	(9,149)
Profit (loss) before taxes on income		9,497	819	(6,269)	10,656
Tax benefit (taxes on income)	19	287	(215)	(372)	322
Profit (loss) for the year		9,784	604	(6,641)	10,978
Profit (loss) attributable to:
Owners of the Company		12,060	1,057	(6,115)	13,533
Non-controlling interests		(2,276)	(453)	(526)	(2,555)
Profit (loss) for the year		9,784	604	(6,641)	10,978
Other comprehensive income (loss) items
That after initial recognition in comprehensive income (loss) were or will be transferred to profit or loss:
Foreign currency translation differences for foreign operations		2,103	(787)	(359)	2,360

Effective portion of change in fair value of cash flow hedges		1,076	(1,008)	(1,244)	1,207
Net change in fair value of cash flow hedges transferred to profit or loss		(1,922)	643	1,382	(2,157)
Total other comprehensive income (loss)		1,257	(1,152)	(221)	1,410
Total comprehensive income (loss) for the year		11,041	(548)	(6,862)	12,388

Earnings (loss) per share
Basic earnings (loss) per share	20	1.09	0.10	(0.57)	1.24
Diluted earnings (loss) per share		1.09	0.10	(0.57)	1.24

The accompanying notes are an integral part of the consolidated financial statements.

Ellomay Capital Ltd. and its Subsidiaries

Consolidated Statements of Changes in Equity

									Non- controlling	Total
	Attributable to shareholders of the Company								Interests	Equity

			Retained earnings (accumulated deficit)		Translation Reserve from Foreign Operations		Transaction reserve with non-controlling Interests
	Share capital	Share premium		Treasury shares		Hedging Reserve
								Total
	€ in thousands

Balance as at January 1, 2019	19,980	58,344	758	(1,736)	1,396	(227)	-	78,515	(1,558)	76,957
Profit (loss) for the year	-	-	12,060	-	-	-	-	12,060	(2,276)	9,784
Other comprehensive loss for the year	-	-	-	-	2,960	(846)	-	2,114	(857)	1,257
Total comprehensive loss for the year	-	-	12,060	-	2,960	(846)	-	14,174	(3,133)	11,041
Transactions with owners of the Company, recognized directly in equity:
Sale of shares in subsidiaries to
non-controlling interests	-	-	-	-	-	-	5,439	5,439	5,374	10,813
Purchase of shares in subsidiaries
from non-controlling interests	-	-	-	-	-	-	667	667	254	921
Issuance of ordinary shares	2,010	5,797	-	-	-	-	-	7,807	-	7,807
Options exercise	8	11	-	-	-	-	-	19	-	19
Share-based payments	-	8	-	-	-	-	-	8	-	8
Balance as at
December 31, 2019	21,998	64,160	12,818	(1,736)	4,356	(1,073)	6,106	106,629	937	107,566

Balance as at January 1, 2018	19,980	58,339	(299)	(1,736)	2,219	138	-	78,641	(1,141)	77,500
Profit (loss) for the year	-	-	1,057	-	-	-	-	1,057	(453)	604
Other comprehensive loss for the year	-	-	-	-	(823)	(365)	-	(1,188)	36	(1,152)
Total comprehensive loss for the year	-	-	1,057	-	(823)	(365)	-	(131)	(417)	(548)
Transactions with owners of the Company, recognized directly in equity:
Share-based payments	-	5	-	-	-	-	-	5	-	5
Balance as at
December 31, 2018	19,980	58,344	758	(1,736)	1,396	(227)	-	78,515	(1,558)	76,957

Ellomay Capital Ltd. and its Subsidiaries

Consolidated Statements of Changes in Equity

									Non- controlling	Total
	Attributable to shareholders of the Company								Interests	Equity

			Retained earnings (accumulated deficit)		Translation Reserve from foreign operations		Transaction reserve with non-controlling Interests
	Share capital	Share premium		Treasury shares		Hedging Reserve
								Total
	€ in thousands

Balance as at January 1, 2017	19,980	58,334	5,816	(1,722)	2,664	-	-	85,072	(701)	84,371
Loss for the year	-	-	(6,115)	-	-	-	-	(6,115)	(526)	(6,641)
Other comprehensive loss for the year	-	-	-	-	(445)	138	-	(307)	86	(221)
Total comprehensive loss for the year	-	-	(6,115)	-	(445)	138	-	(6,422)	(440)	(6,862)
Transactions with owners of the Company, recognized directly in equity:
Own shares acquired	-	-	-	(14)	-	-	-	(14)	-	(14)
Share-based payments	-	5	-	-	-	-	-	5	-	5
Balance as at
December 31, 2017	19,980	58,339	(299)	(1,736)	2,219	138	-	78,641	(1,141)	77,500

Ellomay Capital Ltd. and its Subsidiaries

Consolidated Statements of Changes in Equity

									Non- controlling	Total
	Attributable to shareholders of the Company								Interests	Equity

					Translation Reserve from foreign operations		Transaction reserve with non-controlling Interests
	Share capital	Share premium	Retained earnings (accumulated deficit)	Treasury shares		Hedging Reserve
								Total
	US$ in thousands
	Convenience translation into US$ (exchange rate as at December 31, 2019: euro 1 = US$ 1.122)

Balance as at January 1, 2019	22,420	65,472	851	(1,948)	1,567	(255)	-	88,107	(1,748)	86,359
Profit (loss) for the year	-	-	13,533	-	-	-	-	13,533	(2,555)	10,978
Other comprehensive loss for the year	-	-	-	-	3,322	(950)	-	2,372	(962)	1,410
Total comprehensive loss for the year	-	-	13,533	-	3,322	(950)	-	15,905	(3,517)	12,388
Transactions with owners of the Company, recognized directly in equity:
Sale of shares in subsidiaries to
non-controlling interests	-	-	-	-	-	-	6,104	6,104	6,031	12,135
Buy of shares in subsidiaries from
non-controlling interests	-	-	-	-	-	-	748	748	285	1,033
Issuance of ordinary shares	2,256	6,505	-	-	-	-	-	8,761	-	8,761
Options exercise	9	12	-	-	-	-	-	21	-	21
Share-based payments	-	9	-	-	-	-	-	9	-	9
Balance as at
December 31, 2019	24,685	71,998	14,384	(1,948)	4,889	(1,205)	6,852	119,655	1,051	120,706

The accompanying notes are an integral part of the consolidated financial statements.

Ellomay Capital Ltd. and its Subsidiaries

Consolidated Statements of Cash Flows

	For the year ended December 31
	2019	2018	2017	2019
	€ in thousands			Convenience Translation into US$ in thousands (Note 3B)
Cash flows from operating activities

Profit (loss) for the year	9,784	604	(6,641)	10,978

Adjustments for:

Financing expenses, net	8,153	2,091	9,228	9,149
Capital gain	(18,770)	-	-	(21,063)
Depreciation and amortization	6,416	5,816	4,518	7,200
Share-based payment transactions	8	5	5	9
Share of profits of equity accounted investees	(3,086)	(2,545)	(1,531)	(3,463)
Payment of interest on loan from an equity accounted investee	370	3,036	407	415
Change in trade receivables and other receivables	403	(17)	2,012	452
Change in other assets	(1,950)	37	126	(2,188)
Change in receivables from concessions project	1,329	1,431	(84)	1,491
Change in accrued severance pay, net	9	15	2	10
Change in trade payables	461	633	(258)	517
Change in other payables	5,336	(1,565)	(2,655)	5,988
Taxes on income (tax benefit)	(287)	215	372	(322)
Income taxes paid	(100)	(77)	(42)	(112)
Interest received	1,719	1,835	505	1,929
Interest paid	(6,083)	(4,924)	(3,659)	(6,826)
	(6,072)	5,986	8,946	(6,814)

Net cash provided by operating activities	3,712	6,590	2,305	4,164

The accompanying notes are an integral part of the consolidated financial statements.

Ellomay Capital Ltd. and its Subsidiaries

Consolidated Statements of Cash Flows

	For the year ended December 31,
	2019	2018	2017	2019
	€ in thousands			Convenience Translation into US$ in thousands (Note 3B)
Cash flows from investing activities:

Acquisition of fixed assets	(74,587)	(3,708)	(7,576)	(83,699)
Acquisition of subsidiary, net of cash acquired (see Note 6C and Note 6D)	(1,000)	(1,000)	(9,851)	(1,122)
Repayment of loan from an equity accounted investee	-	1,540	-	-
Proceeds from sale of investments	34,586	-	-	38,811
Advances on account of investments	-	-	(8,000)	-
Proceeds from marketable securities	-	3,316	1,277	-
Acquisition of marketable securities	-	-	(6,677)	-
Proceeds from settlement of derivatives, net	532	664	620	597
Proceed (investment) in restricted cash, net	(26,003)	(3,107)	3,225	(29,180)
Investment in short term deposit	(6,302)	-	-	(7,072)
Repayment (grant) Loan to others	3,912	(3,500)	(361)	4,390

Net cash used in investing activities	(68,862)	(5,795)	(27,343)	(77,275)

Cash flows from financing activities:

Repayment of long-term loans and finance lease obligations	(5,844)	(17,819)	(2,224)	(6,558)
Repayment of Debentures	(9,836)	(4,668)	(4,842)	(11,038)
Cost associated with long term loans	(12.218)	-	-	(13,711)
Proceeds from options	19	-	-	21
Sale of shares in subsidiaries to non-controlling interests	13,936	-	-	15,638
Acquisition of shares in subsidiaries from non-controlling interests	(2,961)	-	-	(3,323)
Issuance of ordinary shares	7,807	-	-	8,761
Repurchase of own shares	-	-	(14)	-
Proceeds from long term loans, net	59,298	34,745	5,575	66,542
Proceeds from issuance of Debentures, net	22,317	-	31,175	25,043
Net cash from financing activities	72,518	12,258	29,670	81,375

Effect of exchange rate fluctuations on cash and
cash equivalents	259	(133)	(3,156)	294

Increase in cash and cash equivalents	7,627	12,920	1,476	8,558
Cash and cash equivalents at the beginning of year	36,882	23,962	22,486	41,388

Cash and cash equivalents at the end of the year	44,509	36,882	23,962	49,946

The accompanying notes are an integral part of the consolidated financial statements.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2019

Note 1 – General

A.
Ellomay Capital Ltd. (hereinafter - the "Company"), is an Israeli Company operating in the business of renewable energy and a power generator and developer of renewable energy and power projects in Europe and Israel. As of December 31, 2019,  the Company owns five photovoltaic plants (each, a “PV Plant” and, together, the “PV Plants”) that are connected to their respective national grids and operating as follows: (i) four photovoltaic plants in Spain with an aggregate installed capacity of approximately 7.9 MWp and (ii) one photovoltaic plant in Israel with an aggregate installed capacity of approximately 9 MWp. In addition, the Company indirectly owns: (i) 9.375% of Dorad Energy Ltd. (hereinafter - “Dorad”), (ii) 75% of Ellomay Pumped Storage (2014) Ltd. (including 6.67% that are held by a trustee in trust for the Company and other parties), which is promoting a project to construct a 156 MW pumped storage hydro power plant in the Manara Cliff, Israel, (iii) 51% of Talasol Solar S.L.U which is constructing a photovoltaic plant with a peak capacity of 300 MW in the municipality of Talaván, Cáceres, Spain and (iv) Groen Gas Goor B.V. and Groen Gas Oude-Tonge B.V., project companies operating anaerobic digestion plants with a green gas production capacity of approximately 375 Nm3/h, in Goor, the Netherlands and 475 Nm3/h, in Oude Tonge, the Netherlands, respectively.

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

C.	Material events in the reporting period

1.
On April 30, 2019, the Company, through its Spanish subsidiary Talasol Solar, S.L.U. (“Talasol”), closed on the financing for the construction of a photovoltaic plant with a peak capacity of 300MW in the municipality of Talaván, in Extramadura Spain (the “Talasol Project”) and on the sale of 49% of its indirect holdings in Talasol. The purchase price under the Talasol SPA was fixed at €16.1 million. Following the consummation of these transactions, Talasol provided the engineering, procurement and construction contractor of the Talasol Project, METKA EGN Limited, a notice to proceed with the construction works of the Talasol Project. The Talasol Project’s total CAPEX is expected to be approximately €228 million, of which an aggregate amount of approximately €131 million will be provided by a term loan under the project finance obtained by Talasol from Rabobank, ABN AMRO and Deutsche Bank (commercial tranche) and the European Investment Bank.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2019

Note 1 – General (cont’d)

C.	Material events in the reporting period (cont’d)

2.
During 2019, the Company completed the purchase of 49% of the companies that own the anaerobic digestion plans in Goor and Oude-Tonge, both in the Netherlands, from Ludan and several entities affiliated with Ludan for an acquisition price of approximately €3 million. As of December 31, 2019, the Company wholly-owns these companies.

3.
On July 17, 2019, the Company issued 800,000 ordinary shares to several Israeli qualified investors in a private placement undertaken in accordance with Regulation S of the Securities Act of 1933, as amended. The price per share was set at NIS 39.20 and the gross proceeds to the Company were approximately NIS 31.3 million (approximately €7,807 thousand).

4.
On July 25, 2019, the Company issued NIS 89,065 thousand (approximately €22,690 thousand based on the Euro /NIS exchange rate at that time) principal amount of unsecured non-convertible Series C Debentures (“Series C Debentures”) through a public offering limited to residents of Israel at a fixed annual interest rate of 3.3%. The gross proceeds of the offering were approximately NIS 89.1 million (including offering expenses and commissions of approximately NIS 1.6 million). The Series C Debentures are traded on the TASE (Tel Aviv Stock Exchange).

5.
In  2019, the Company announced the early repayment of the entire outstanding principal of the Company’s Series A Debentures pursuant to the terms of the deed of trust governing these Debentures. On December 30, 2019 the Company transferred to the nominee company an amount of approximately NIS 85.9 million (approximately €22.3 million) including prepayment charge of approximately NIS 5.7 million (approximately €1.5 million) designated for such repayment that was executed on January 5, 2020 (See Note 12B Series A Debentures).

6.
On December 20, 2019, the Company sold ten Italian indirect wholly-owned subsidiaries (the “Italian Subsidiaries”), which own twelve photovoltaic plants with an aggregate nominal capacity of approximately 22.6 MW for a purchase price of €38.7 million (after approximately €2.3 million adjustments in connection with funds received by the Company from the Italian Subsidiaries during 2019). The Company recorded a profit of approximately €18.8 million in connection with the sale of the Italian Subsidiaries in its financial results for the year ended December 31, 2019.

7.
In November 2019, the Company, through its wholly-owned subsidiary, Ellomay Luxembourg executed a Framework Agreement (the “First Framework Agreement”), with an established European developer and contractor. Pursuant to the First Framework Agreement, the developer will scout and develop photovoltaic greenfield projects in Italy with the aim of reaching an aggregate authorized capacity of at least 250 MW over a three-year period. The First Framework Agreement provides that each project will be presented to Ellomay Luxembourg when it becomes “ready to build”. Thereafter, if Ellomay Luxembourg accepts the project, the developer is obligated to transfer to Ellomay Luxembourg 100% of the share capital of the entity that holds the rights to the project. With respect to each project, subject to the conditions set forth in the First Framework Agreement, Ellomay Luxembourg will enter into engineering, procurement and construction, or EPC, and O&M contracts with the developer to construct and operate the projects. In connection with the execution of the First Framework Agreement, Ellomay Luxembourg is expected to pay the developer an advance payment of approximately €1.2 million, based on the target aggregate project capacity of 250 MW, and undertook to pay an additional advance payment per each project when the project submits its environmental impact assessment application. In the event the target aggregate capacity is not achieved within a three-year period or in the event a project does not reach “ready to build” status, the advance payment will be proportionately refunded.

In December 2019, the Company, through its wholly-owned subsidiary, Ellomay Luxembourg executed an additional Framework Agreement (the ‘Second Framework Agreement”), with an established and experienced European developer. Pursuant to the Second Framework Agreement, the developer will provide Ellomay Luxembourg with development services with respect to photovoltaic greenfield projects in Italy in the scope of 350 MW with the aim of reaching an aggregate “ready to build” authorized capacity of at least 265 MW over a forty-one month period. The Second Framework Agreement provides that the developer will offer all projects identified during the term of the Second Framework Agreement exclusively to Ellomay Luxembourg and that, with respect to each project acquired by Ellomay Luxembourg, the developer will be entitled to provide development services until it reaches the “ready to build” status. The parties agreed on a development budget including a monthly development service consideration, to be paid to the developer and all other payments for the tasks required to bring the projects to a ready to build. In addition, Ellomay Luxembourg undertook to pay a success fee to the developer with respect to each project that achieves a “ready to build” status. Currently development is progressing as planned.  In addition to the 265 MW mentioned above, Ellomay Luxembourg has the option to purchase approximately 37 MW that are already under development by the developer, 30 MW of which have already received the approval for connection to the Italian electricity grid.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2019

Note 2 – Basis of Preparation

A.            Basis of preparation of the financial statements

1.
The consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board. The operating cycle of the Company is one year.

The consolidated financial statements were authorized by the Company’s Board of Directors for issue on April 7, 2020.

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

B.	Significant accounting judgments, estimates and assumptions used in the preparation of the financial statements

The preparation of the Company's consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions regarding circumstances and events that involve considerable uncertainty, that affect the application of accounting policies and the reported amounts of  assets, liabilities, income and expenses. Actual results may differ from these estimates. The Company’s management prepares the estimates on the basis of past experience, various facts, external circumstances, and reasonable assumptions according to the pertinent circumstances of each estimate. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. The key assumptions made in the financial statements with respect to the future and other reasons for uncertainty with respect to estimates that have a significant risk of resulting in a material adjustment to carrying amounts of assets and liabilities within the next financial year are discussed below:

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

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2019

Note 2 – Basis of Preparation (cont’d)

B.	Significant accounting judgments, estimates and assumptions used in the preparation of the financial statements (cont’d)

Determination of fair value
Preparation of the financial statements requires the Company to determine the fair value of certain assets and liabilities.

When determining the fair value of an asset or liability, the Company uses observable market data as much as possible. There are three levels of fair value measurements in the fair value hierarchy that are based on the data used in the measurement, as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.
•	Level 2: inputs other than quoted prices included within Level 1 that are observable, either directly or indirectly.
•	Level 3: inputs that are not based on observable market data (unobservable inputs).

C.          Initial application of new standards, amendments to standards and interpretations

(1)          IFRS 16, Leases

As from January 1, 2019 (hereinafter: “the date of initial application”) the Company applies International Financial Reporting Standard 16, Leases (hereinafter: “IFRS 16” or “the standard”), which replaced International Accounting Standard 17, Leases (hereinafter: "IAS 17" or "the previous standard").

The main effect of the standard’s application is reflected in annulment of the existing requirement from lessees to classify leases as operating (off-balance sheet) or finance leases and the presentation of a unified model for lessees to account for all leases similarly to the accounting treatment of finance leases in the previous standard. Until the date of initial application, the Company classified most of the leases in which it is the lessee as operating leases, as it did not substantially bear all the risks and rewards from the assets. Assets leased under a finance lease included mainly photovoltaic plants.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2019

Note 2 – Basis of Preparation (cont’d)

C.          Initial application of new standards, amendments to standards and interpretations

(1)          IFRS 16, Leases

In accordance with IFRS 16, for agreements in which the Company is the lessee, the Company recognizes a right-of-use asset and a lease liability at the inception of the lease contract for all the leases in which the Company has a right to control identified assets for a specified period of time, other than exceptions specified in the standard. Accordingly, the Company recognizes depreciation and amortization expenses in respect of a right-of-use asset, tests a right-of-use asset for impairment in accordance with IAS 36 and recognizes financing expenses on a lease liability. Therefore, as from the date of initial application, lease payments relating to assets leased under an operating lease, which were presented as part of general and administrative expenses in the income statement, are capitalized to assets and written down as depreciation and amortization expenses. Furthermore, leased assets, which were classified as finance leases at inception of the lease and were recognized in the statement of financial position as fixed assets, were reclassified as right-of-use assets.

The Company elected to apply the standard using the modified retrospective approach, with an adjustment to the balance of retained earnings as at January 1, 2019 and without a restatement of comparative data. In respect of all the leases, the Company elected to apply the transitional provisions such that on the date of initial application it recognized a liability at the present value of the balance of future lease payments discounted at its incremental borrowing rate at that date calculated according to the average duration of the remaining lease period as from the date of initial application, and concurrently recognized a right-of-use asset at the same amount of the liability, adjusted for any prepaid or accrued lease payments that were recognized as an asset or liability before the date of initial application. Therefore, application of the standard did not have an effect on the Company’s equity at the date of initial application.

Furthermore, as part of the initial application of the standard, the Company has chosen to apply the following expedients:

(1)	Relying on a previous definition and/or assessment of whether an arrangement is a lease in accordance with current guidance with respect to agreements that exist at the date of initial application;
(2)	Applying a single discount rate to a portfolio of leases with reasonably similar characteristics;
(3)
Applying the practical expedient regarding the recognition and measurement of short-term leases, for both leases that end within 12 months from the date of initial application and leases for a period of up to 12 months from the date of their inception for all  groups of underlying assets to which the right-of-use relates;

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2019

Note 2 – Basis of Preparation (cont’d)

C.          Initial application of new standards, amendments to standards and interpretations

The table below presents the cumulative effects of the items affected by the initial application on the statement of financial position as at January 1, 2019:

(1)          IFRS 16, Leases

	According to		According to
	IAS 17	The change	IFRS 16
	€ in thousands
Right-of-use asset	-	4,192	4,192
Deferred tax assets	-	1,040	1,040
Lease liabilities	-	4,192	4,192
Deferred tax liabilities	-	1,040	1,040

In measurement of the lease liabilities, the Company discounted lease payments using the nominal incremental borrowing rate at January 1, 2019. The discount rates used to measure the lease liability range between 2.56% and 4.57% (weighted average of 3.4%). This range is affected by differences in the lease term, differences between asset groups, and so forth.

(2)          IFRIC 23, Uncertainty Over Income Tax Treatments (“IFRIC 23”)

IFRIC 23 clarifies how to apply the recognition and measurement requirements of IAS 12 for uncertainties in income taxes. According to IFRIC 23, when determining the taxable profit (loss), tax bases, unused tax losses, unused tax credits and tax rates when there is uncertainty over income tax treatments, the entity should assess whether it is probable that the tax authority will accept its tax position. Insofar as it is probable that the tax authority will accept the entity’s tax position, the entity will recognize the tax effects on the financial statements according to that tax position. On the other hand, if it is not probable that the tax authority will accept the entity’s tax position, the entity is required to reflect the uncertainty in its accounts by using one of the following methods: the most likely outcome or the expected value. IFRIC 23 clarifies that when the entity examines whether or not it is probable that the tax authority will accept the entity’s position, it is assumed that the tax authority with the right to examine any amounts reported to it will examine those amounts and that it has full knowledge of all relevant information when doing so. Furthermore, according to IFRIC 23 an entity has to consider changes in circumstances and new information that may change its assessment. IFRIC 23 also emphasizes the need to provide disclosures of the judgments and assumptions made by the entity regarding uncertain tax positions. IFRIC 23 is applied using the cumulative effect approach. The application of IFRIC 23 did not have a material effect on the financial statements.

(3)	Amendment to IAS 28, Investments in Associates and Joint Venture: Long-Term Interests in Associates or Joint Ventures (hereinafter – the “Amendment”)

The Amendment clarifies that for long-term interests that form part of the entity’s net investment in the associate or joint venture, the entity shall first apply the requirements of IFRS 9 and then apply the instructions of IAS 28 with respect to the remainder of those interests, so that the long-term interests are in the scope of both IFRS 9 and IAS 28. The Amendment clarifies that for long-term interests that form part of the entity’s net investment in the associate or joint venture, the entity shall first apply the requirements of IFRS 9 and then apply the instructions of IAS 28 with respect to the remainder of those interests, so that the long-term interests are in the scope of both IFRS 9 and IAS 28. The application of the Amendment did not have a material effect on the financial statements.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2019

Note 2 – Basis of Preparation (cont’d)

D.           Change in classification

During the current year, the Company changed the consolidated statements of financial position classification related derivatives and long-term liabilities. An amount of €3,361 thousand liabilities in connection with derivatives in 2018 was reclassified from long-term liabilities and presented separately due to materiality considerations.

E.            Immaterial adjustment of comparative data

During 2019 an immaterial error was found with respect to the classification of a restricted deposit in the amount of €3,338 thousand that was classified as short-term restricted cash and deposits instead of long-term. The Company recorded a correction with respect to the comparative amounts as at December 31, 2018, thereby reducing current assets and increasing non-current assets by €3,338 thousand.

Note 3 – Significant Accounting Policies

A.	Basis of consolidation and equity method accounting

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

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2019

Note 3 – Significant Accounting Policies (cont’d)

A.	Basis of consolidation and equity method accounting (cont’d)

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

Long-term interests in associates and joint ventures that, in substance, form part of the net investment in the associate or joint venture, such as preferred shares and long-term loans that their repayment is not expected and is unlikely to occur in the foreseeable future, are first accounted for in accordance with the guidance of IFRS 9 and then the equity method is applied in accordance with the guidance of IAS 28.

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

Costs associated with the acquisitions that were incurred by the acquirer in the business combination such as: finder’s fees, advisory, legal, valuation and other professional or consulting fees, are expensed in the period the services are received.

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

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2019

Note 3 – Significant Accounting Policies (cont’d)

A.	Basis of consolidation and equity method accounting (cont’d)

Non-controlling interests (cont’d)

Allocation of comprehensive income to the shareholders:
Profit or loss and any part of other comprehensive income are allocated to the owners of the Company and the non-controlling interests. Total comprehensive income is allocated to the owners of the Company and the non-controlling interests even if the result is a negative balance of non-controlling interests.

Transactions with non-controlling interests, while retaining control
Transactions with non-controlling interests while retaining control are accounted for as equity transactions. Any difference between the consideration paid or received and the change in non-controlling interests is included in the owners’ share in equity of the Company directly in retained earnings.

The amount of the adjustment to non-controlling interests is calculated as follows:

For an increase in the holding rate, according to the proportionate share acquired from the balance of non-controlling interests in the consolidated financial statements prior to the transaction.

For a decrease in the holding rate, according to the proportionate share realized by the owners of the subsidiary in the net assets of the subsidiary, including goodwill.
Furthermore, when the holding rate of the subsidiary changes, while retaining control, the Company re-attributes the accumulated amounts that were recognized in other comprehensive income to the owners of the Company and the non-controlling interests.

Loss of control
Upon the loss of control, the Company derecognizes the assets and liabilities of the subsidiary, any non-controlling interests and the other components of equity related to the subsidiary. The amounts recognized in capital reserves through other comprehensive income with respect to the same subsidiary are reclassified to profit or loss or to retained earnings in the same manner that would have been applicable if the subsidiary had itself realized the same assets or liabilities.

B.	Functional and presentation currency

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

Foreign currency differences arising on translation are generally recognized in profit or loss, except for the following differences which are recognized in other comprehensive income, arising on the translation of:

-	A financial liability designated as a hedge of the net investment in a foreign operation to the extent that the hedge is effective;

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2019

Note 3 – Significant Accounting Policies (cont’d)

B.	Functional and presentation currency (cont’d)

Foreign operations (cont’d)-
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

Presentation Currency-
For the convenience of the reader, the reported euro figures as of December 31, 2019 and for the year then ended, are presented in dollars, translated at the representative rate of exchange as of December 31, 2019 (euro 0.891 = US$ 1.00). The dollar amounts presented in these financial statements should not be construed as representing amounts that are receivable or payable in dollars or convertible into dollars, unless otherwise indicated.

C.            Financial instruments

Non-derivative Financial assets – policy applicable as from January 1, 2018

The Company's financial assets include cash and cash equivalents, marketable securities, restricted cash, trade receivables, loan to an equity accounted investee, service concession receivables and other receivables.

Initial recognition and measurement of financial assets
The Company initially recognizes loans, receivables and deposits on the date that they are created. All other financial assets, including assets designated at fair value through profit or loss, are recognized initially on the trade date at which the Company becomes a party to the contractual provisions of the instrument. A financial asset is initially measured at fair value plus transaction costs that are directly attributable to the acquisition or issuance of the financial asset (except for financial assets that are measured at fair value through profit and loss, for which transaction costs are recognized in profit and loss). A trade receivable without a significant financing component is initially measured at the transaction price.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2019

Note 3 – Significant Accounting Policies (cont’d)

C.            Financial instruments (cont’d)

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

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2019

Note 3 – Significant Accounting Policies (cont’d)

C.           Financial instruments (cont’d)

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

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2019

Note 3 – Significant Accounting Policies (cont’d)

C.            Financial instruments (cont’d)

Non-derivative financial assets – policy applicable before January 1, 2018 (cont’d)

Financial assets at fair value through profit or loss
A financial asset is classified at fair value through profit or loss if it is classified as held for trading or is designated as such upon initial recognition. Financial assets are designated at fair value through profit or loss if the Company manages such investments and makes purchase and sale decisions based on their fair value in accordance with the Company’s documented risk management or investment strategy, providing that the designation is intended to prevent an accounting mismatch, or the asset is a combined instrument including an embedded derivative.

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

Cash and cash equivalents include cash balances available for immediate use and call deposits. Cash equivalents include short-term highly liquid investments (with original maturities of three months or less) that are readily convertible into known amounts of cash and are exposed to insignificant risks of change in value. Bank overdrafts that are repayable on demand and form an integral part of the Company’s cash management are included as a component of cash and cash equivalents for the purpose of the statement of cash flows.

Available-for-sale financial assets
Available-for-sale financial assets are non-derivative financial assets that are designated as available-for-sale or that are not classified in any of the previous categories. The Company’s investments in equity securities and certain debt securities are classified as available-for-sale financial assets. Available-for-sale financial assets are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, they are measured at fair value and changes therein, other than impairment losses, foreign currency differences and the accrual of effective interest on available-for-sale debt instruments, are recognized directly in other comprehensive income and presented within equity in a reserve for financial assets classified as available-for-sale. A dividend received in respect of available-for-sale financial assets is recognized in profit or loss on the date the entity’s right to receive the dividend is established. When an investment is derecognized, the cumulative gain or loss in the reserve for available-for-sale financial assets is transferred to profit or loss.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2019

Note 3 - Significant Accounting Policies (cont’d)

C.            Financial instruments (cont’d)

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

Hedge accounting
The Company designates certain derivatives as hedging instruments in order to hedge changes in cash flows that relate to highly probable forecasted transactions and which derive from changes in foreign currency exchange rates, fluctuation in the electricity prices and changes in the flow and interest on variable-rate loans. The Company continue to apply IAS 39 for the hedge accounting.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2019

Note 3 - Significant Accounting Policies (cont’d)

C.          Financial instruments (cont’d)

Derivative financial instruments, including hedge accounting (cont’d)

Hedge accounting (cont’d)
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

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2019

Note 3 - Significant Accounting Policies (cont’d)

C.          Financial instruments (cont’d)

Derivative financial instruments, including hedge accounting (cont’d)

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

D.          Fixed assets

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

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2019

Note 3 – Significant Accounting Policies (cont’d)

D.          Fixed assets (cont’d)

Depreciation (cont’d)
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

E.          Capitalization of borrowing costs

Policy applicable as from January 1, 2018

A qualifying asset is an asset that necessarily takes a substantial period of time to get ready for its intended use or sale. Specific and non-specific borrowing costs are capitalized to qualifying assets throughout the period required for completion and construction until they are ready for their intended use. Other borrowing costs are recognized as incurred as financing expenses in profit or loss.

Policy applicable before January 1, 2018

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

F.          Impairment

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

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2019

Note 3 – Significant Accounting Policies (cont’d)

F.          Impairment (cont’d)

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

Investments in associates

An investment in an associate is tested for impairment when objective evidence indicates there has been impairment such as: significant financial difficulty, probability that the associate will enter bankruptcy or other financial reorganization or losses in operation for a long period 0f time Goodwill that forms part of the carrying amount of an investment in an associate is not recognized separately, and therefore is not tested for impairment separately.

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

G.          Share-based payment transactions

The Company's directors are entitled to, and certain of the Company’s employees receive, remuneration in the form of equity-settled share-based payment transactions. The cost of equity-settled transactions with directors and employees is measured at the fair value of the equity instruments at the date on which they are granted. The fair value is determined by using the Black-Scholes option-pricing model taking into account the terms and conditions upon which the instruments were granted, additional details are included in Note 17.

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

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2019

Note 3 - Significant Accounting Policies (cont’d)

H.          Employee benefits

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

I.           Provisions

A provision is recognized if the Company has a present obligation (legal or constructive) that can be estimated reliably, as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation. If the effect is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability without adjustment for the Company’s credit risk. The carrying amount of the provision is adjusted each period to reflect the time that has passed and the amount of the adjustment is recognized as a financing expense.

A provision for legal claims is recognized if the Company has a present legal or constructive obligation as a result of a past event, and it is more likely than not that an outflow of economic benefits will be required to settle the obligation and the amount of the obligation can be estimated reliably.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2019

Note 3 - Significant Accounting Policies (cont’d)

J.           Leases

Policy applicable as from January 1, 2019

Determining whether an arrangement contains a lease
On the inception date of the lease, the Company determines whether the arrangement is a lease or contains a lease, while examining if it conveys the right to control the use of an identified asset for a period of time in exchange for consideration. In its assessment of whether an arrangement conveys the right to control the use of an identified asset, the Company assesses whether it has the following two rights throughout the lease term:

(a)          The right to obtain substantially all the economic benefits from use of the identified asset;
(b)          The right to direct the identified asset’s use.

Leased assets and lease liabilities
Contracts that award the Company control over the use of a leased asset for a period of time in exchange for consideration, are accounted for as leases. Upon initial recognition, the Company recognizes a liability at the present value of the balance of future lease payments (these payments do not include certain variable lease payments), and concurrently recognizes a right-of-use asset at the same amount of the lease liability, adjusted for any prepaid or accrued lease payments, plus initial direct costs incurred in respect of the lease.

Since the interest rate implicit in the Company's leases is not readily determinable, the incremental borrowing rate of the lessee is used. Subsequent to initial recognition, the right-of-use asset is accounted for using the cost model, and depreciated over the shorter of the lease term or useful life of the asset.

The Company has elected to apply the practical expedient by which short-term leases of up to one year and/or leases in which the underlying asset has a low value, are accounted for such that lease payments are recognized in profit or loss on a straight-line basis, over the lease term, without recognizing an asset and/or liability in the statement of financial position.

The lease term
The lease term is the non-cancellable period of the lease plus periods covered by an extension or termination option if it is reasonably certain that the lessee will or will not exercise the option, respectively.

Variable lease payments
Variable lease payments that depend on an index or a rate, are initially measured using the index or rate existing at the commencement of the lease and are included in the measurement of the lease liability. When the cash flows of future lease payments change as the result of a change in an index or a rate, the balance of the liability is adjusted against the right-of-use asset.

Other variable lease payments that are not included in the measurement of the lease liability are recognized in profit or loss in the period in which the event or condition that triggers payment occurs.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2019

Note 3 - Significant Accounting Policies (cont’d)

J.          Leases (cont’d)

Policy applicable as from January 1, 2019 (cont’d)

Depreciation of right-of-use asset
After lease commencement, a right-of-use asset is measured on a cost basis less accumulated depreciation and accumulated impairment losses and is adjusted for re-measurements of the lease liability. Depreciation is calculated on a straight-line basis over the useful life or contractual lease period, whichever earlier, as follows:

•	Lands	20-40 years

Reassessment of lease liability
Upon the occurrence of a significant event or a significant change in circumstances that is under the control of the Company and had an effect on the decision whether it is reasonably certain that the Company will exercise an option, which was not included before in the lease term, or will not exercise an option, which was previously included in the lease term, the Company re-measures the lease liability according to the revised leased payments using a new discount rate. The change in the carrying amount of the liability is recognized against the right-of-use asset, or recognized in profit or loss if the carrying amount of the right-of-use asset was reduced to zero.

Policy applicable before January 1, 2019

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

.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2019

Note 3 - Significant Accounting Policies (cont’d)

K.          Revenue recognition

Policy applicable as from January 1, 2018

The Company recognizes revenue when the customer obtains control over the promised goods. The revenue is measured according to the amount of the consideration to which the Company expects to be entitled in exchange for the goods promised to the customer, other than amounts collected for third parties.

Revenues from the sale of electricity and gas are recognized when the units produced are transferred to the grid at connection points on the basis of a meter reading.
Revenues in respect of units produced and transferred to the grid in the period between the most recent meter reading and the date of the statement of financial position, are included based on an estimate.

Identifying the contract

The Company accounts for a contract with a customer only when the following conditions are met:
(a)
The parties to the contract have approved the contract (in writing, orally or according to other customary business practices) and they are committed to satisfying the obligations attributable to them;

(b)	The Company can identify the rights of each party in relation to the goods that will be transferred;
(c)	The Company can identify the payment terms for the goods that will be transferred;
(d)	The contract has a commercial substance (i.e. the risk, timing and amount of the entity’s future cash flows are expected to change as a result of the contract);
and
(e)	It is probable that the consideration, to which the Company is entitled to in exchange for the goods transferred to the customer, will be collected.

For the purpose of paragraph (e) the Company examines, inter alia, the percentage of the advance payments received and the spread of the contractual payments, past experience with the customer and the status and existence of sufficient collateral.

If a contract with a customer does not meet all of the above criteria, consideration received from the customer is recognized as a liability until the criteria are met or when one of the following events occurs: the Company has no remaining obligations to transfer goods to the customer and any consideration promised by the customer has been received and cannot be returned; or the contract has been terminated and the consideration received from the customer cannot be refunded.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2019

Note 3 - Significant Accounting Policies (cont’d)

K.           Revenue recognition (cont’d)

Determining the transaction price

The transaction price is the amount of the consideration to which the Company expects to be entitled in exchange for the goods promised to the customer.

Contract modifications

A contract modification is a change in the scope or price (or both) of a contract that was approved by the parties to the contract. A contract modification can be approved in writing, orally or be implied by customary business practices. A contract modification can take place also when the parties to the contract have a disagreement regarding the scope or price (or both) of the modification or when the parties have approved the modification in scope of the contract but have not yet agreed on the corresponding price modification.

When a contract modification has not yet been approved by the parties, the Company continues to recognize revenues according to the existing contract, while disregarding the contract modification, until the date the contract modification is approved or the contract modification is legally enforceable.

The Company accounts for a contract modification as an adjustment of the existing contract since the remaining goods after the contract modification are not distinct and therefore constitute a part of one performance obligation that is partially satisfied on the date of the contract modification. The effect of the modification on the transaction price is recognized as an adjustment to revenues (increase or decrease) on the date of the contract modification, meaning on a catch-up basis.

Seasonality

Solar power production has a seasonal cycle due to its dependency on the direct and indirect sunlight and the effect the amount of sunlight has on the output of energy produced. Thus, low radiation levels during the winter months decrease power production.

Service concession arrangements

Operation revenue is recognized in the period in which the goods are provided by the Company.

Policy applicable before January 1, 2018

Sale of goods

Revenue from the sale of goods in the ordinary course of business is measured at the fair value of the consideration received or receivable, net of returns and discounts. When the credit period is short and constitutes the accepted credit in the industry, the future consideration is not discounted.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2019

Note 3 - Significant Accounting Policies (cont’d)

K.           Revenue recognition (cont’d)

Sale of goods (cont’d)

Revenue is recognized when persuasive evidence exists (usually in the form of an executed sales agreement) that the significant risks and rewards of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, there is no continuing management involvement with the goods, and the amount of revenue can be measured reliably. Transfers of risks and rewards vary depending on the individual terms of the contract of sale. Transfer usually occurs when the products are received by the customer.

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

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2019

Note 3 - Significant Accounting Policies (cont’d)

L.          Income tax (cont’d)

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

M.         Earnings (loss) per share

The Company presents basic and diluted earnings per share (EPS) data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the year, adjusted for treasury shares. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders of the Company and the weighted average number of ordinary shares outstanding, after adjustment for treasury shares, for the effects of all dilutive potential ordinary shares, which comprise share options granted to directors and employees.

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

In the statements of cash flows, interest received and Interest paid are presented as part of cash flows from operating activities.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2019

Note 3 - Significant Accounting Policies (cont’d)

O.          Service concession arrangements

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

P.           New standards, amendments to standards and interpretations not yet adopted

(1)	Amendment to IFRS 3, Business Combinations (“the Amendment”)

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

In the opinion of the Company, application of the Amendment will not have a material effect on the accounting treatment of future acquisitions of operations.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2019

Note 3 - Significant Accounting Policies (cont’d)

P.           New standards, amendments to standards and interpretations not yet adopted (cont’d)

(2)
Amendments to IFRS 9, Financial Instruments, IAS 39, Financial Instruments: Recognition and Measurement, and IFRS 7, Financial Instruments: Disclosures, Interest Rate Benchmark Reform ("the Amendments")

The Amendments include several mandatory reliefs relevant for examining whether a hedging relationship affected by the uncertainty arising from the IBOR interest rate reform (a reform that in the future will lead to the elimination of interest rates such as the Libor and Euribor interest rates) qualifies for hedge accounting. Thus for example:

-	When determining the probability of occurrence of the hedged cash flows, the existing contractual cash flows should be used, and future changes arising from the IBOR reform should be ignored.
-
When performing a prospective assessment of effectiveness, the existing contractual terms of the hedged item and hedging item should be taken into consideration, and the uncertainties arising from the reform be ignored.

The Amendments are applicable retrospectively as from January 1, 2020 with earlier application being permitted. The relief included in the Amendments will end on the earlier of: the date the uncertainty arising from the reform no longer exists and the date the hedging relationship was discontinued.

In the opinion of the Company, application of the Amendments will not have a material effect on the financial statements.

Note 4 - Cash and Cash Equivalents

	December 31
	2019	2018
	€ in thousands
Cash	24,948	35,984
On call deposits	19,561	898
Cash and cash equivalents	44,509	36,882

Cash and cash equivalents in the statement of cash flows	44,509	36,882

The Company’s exposure to credit, interest rate and currency risks, and a sensitivity analysis for financial assets, are included in Note 21 regarding financial instruments.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2019

Note 5 - Restricted Cash, Deposits and Marketable Securities

	December 31
	2019	2018
	€ in thousands
Marketable securities (1)	2,242	2,132
Short-term restricted cash (2)	22,162	*1,315
Short-term deposits (3)	6,446	-
Long-term restricted non-interest bearing bank deposits (4)	3,094	408
Restricted cash, long-term bank deposits (5)	7,862	4,992
Long-term restricted cash and deposits	10,956	*5,400

* Reclassified, see Note 2

(1)	During 2017, the Company invested in a traded Corporate Bond (rated Baa3 by Moody's) with a coupon rate of 4.435% and a maturity date of December 30, 2020 and in 5.8% WACHOVIA Fixed Interest Float.
(2)
On December 16, 2019, the Company announced its intention to  repay the entire outstanding principal of the Company’s Series A Debentures on December 31, 2019. Due to technical issues related to  the clearing system, the Company executed a regular principal repayment of NIS 20,034 thousand (approximately €5,160 thousand) and the repayment  of the remaining outstanding principal balance was scheduled for January, 2020. On December 30, 2019 the funds designated for such repayment were transferred to the nominee company.

(3)	Bank deposits with annual interest rate as of December 31, 2019 of 0.58%.
(4)
Deposits used to secure obligations towards the Israeli Electricity Authority for the license for the pumped-storage project in the Manara Cliff in Israel and to secure obligations under loan agreements (see Note 11).

(5)	Bank deposits used to secure obligations under loan agreements (see Note 11).

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2019

Note 6 - Investee Companies and other investments

A.	Equity accounted investees

U. Dori Energy Infrastructures Ltd. (“Dori Energy”) –

On November 25, 2010, the Company through its wholly owned subsidiary, Ellomay Clean Energy Ltd. ("Ellomay Energy") entered into an Investment Agreement (the "Dori Investment Agreement") with Dori Group Ltd. ("Dori Group") (currently Amos Luzon Entrepreneurship and Energy Group Ltd. – “Luzon Group”), and Dori Energy, with respect to an investment in Dori Energy. The Company holds 50% of Dori Energy that holds 18.75% of the share capital of Dorad Energy Ltd. ("Dorad"), which owns an approximate 860 MWp dual-fuel operated power plant in the vicinity of Ashkelon, Israel (the "Dorad Power Plant").

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

As of December 31, 2019, subordinated shareholder loans granted by the Company to Dori Energy (including amounts extended in connection with the exercise of the first and second options) amount to approximately NIS 41,177 thousand (approximately €10,618 thousand). The shareholder loans are linked to the Israeli CPI and bear an annual interest rate that is 3% higher than the interest Dorad is committed to pay to Dorad's financing consortium during the financial period in respect of the "senior debt" (5.1% as of December 31, 2019).

During January and November 2018, Dorad repaid interest and principal on account of shareholders loans in the aggregate amount of approximately NIS 80,000 thousand and NIS 110,000 thousand, respectively (approximately €19,265 thousand and €26,040 thousand, respectively). During 2018, Dori Energy paid the Company an aggregate amount of approximately NIS 19,250 thousand (approximately €4,576 thousand) as repayment of shareholders loans. In June 2019, Dorad made the final repayment of shareholders loans in the aggregate amount of NIS 19 million, of which Dori Energy received approximately NIS 3,733 thousand (approximately €896 thousand). In connection with the June 2019 repayment by Dorad, the Company received an amount of NIS 1,500 thousand (approximately €370 thousand). Subsequent to the report date, in February 2020, Dorad declared a dividend distribution of NIS 120,000 thousand (approximately €31,600 thousand). In connection with such dividend distribution, Dori Energy received NIS 22,500 thousand (approximately €5,800 thousand) and repaid an amount of NIS 10,250 thousand (approximately €2,643 thousand) loan to the Company.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2019

Note 6 - Investee Companies and other investments (cont'd)

A.	Equity accounted investees (cont'd)

U. Dori Energy Infrastructures Ltd. (“Dori Energy”) (cont’d)–

As of December 31, 2019, Dorad provided, through its shareholders at their proportionate holdings and as required by the financing agreements executed by Dorad, guarantees in favor of the Israeli Electricity Authority, the Israeli Electric Company and the Israel Natural Gas Lines Ltd. Total performance guarantees provided by Dorad amounted to approximately NIS 171,000 thousand (approximately €44,093 thousand). The Company's indirect share of guarantees provided on behalf of Dorad by Dorad’s shareholders is approximately NIS 16,031 thousand (approximately €4,134 thousand).

On January 15, 2018 the Israeli Electricity Authority published a decision regarding “Electricity Rates for Customers of IEC in 2018” which in accordance the average production component will increase by about 6% from January 15, 2018 and will remain in effect to the end of 2018. On December 24, 2018 the Israeli Electricity Authority published a decision regarding “Electricity Rates for Customers of IEC in 2019” which in accordance the average production component will increase by about 3.3% from January 1, 2019 and will remain in effect to the end of 2019. On December 23, 2019, the Israeli Electricity Authority published a decision regarding "Annual Electricity Rate Update 2020", which, among other things, averaged a 7.9% decrease in the production component as of January 1, 2020, and will remain in effect to the end of 2020.

In August 2019, the Israeli Electricity Authority published a proposed resolution that is subject to a public hearing concerning an amendment to the standards governing deviations from consumption plans. These standards regulate the accounting mechanism in the event the actual consumer consumption is different than the consumption plan submitted by the electricity manufacturers, and include a mechanism protecting the manufacturers from random deviations in actual consumption volumes. The Israeli Electricity Authority proposed revoking the protections included in the aforementioned standards, claiming that the manufacturers are misusing the protections and regularly submit plans and forecasts that deviate from the actual expected consumption, and also seeks to impose financial sanctions on the manufacturers, which may be in material amounts upon the occurrence of certain deviation events. On January 27, 2020, the Israeli Electricity Authority issued a resolution amending the standards and imposing financial sanctions in cases of certain extraordinary events that may add up to significant sums. The resolution will enter into effect as of September 1, 2020.

The investment in Dori Energy is accounted for under the equity method.

Dorad and its shareholders are involved in several legal proceedings as follows:

       Petition to Approve a Derivative Claim filed by Dori Energy

On July 16, 2015, Dori Energy and Dori Energy’s representative on Dorad’s board of directors, Mr. Hemi Raphael , filed a petition (the "Petition"), for approval of a derivative action on behalf of Dorad with the Economic Department of the Tel Aviv-Jaffa District Court. The Petition was filed originally against Zorlu Enerji Elektrik Uretim A.S, which holds 25% of Dorad (“Zorlu”), Zorlu’s current and past representatives on Dorad’s board of directors and Wood Group Gas Turbines Services Ltd. (“Wood Group”) and several of its affiliates, and thereafter amended to add Mr. Ori Edelsburg (a director in Dorad) and affiliated companies.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2019

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

On December 27, 2016, this proceeding, as well as the two proceedings mentioned below, were moved to an arbitration proceeding.

On February 23, 2017, a statement of claim was filed by Dori Energy and Mr. Hemi Raphael on behalf of Dorad against Zorlu, Mr. Edelsburg, Edelcom Ltd. (“Edelcom”) and Edeltech Holdings 2006 Ltd. in which they repeated their claims included in the Petition and in which they required the arbitrator to obligate the defendants, jointly and severally, to pay an amount of $183,367,953 plus interest and linkage to Dorad.

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

On October 1, 2017, Eilat Ashkelon Infrastructure Services Ltd. (“EAIS”), which holds 37.5% of Dorad’s shares, filed a statement of claim in the arbitration proceedings. In its statement of claim, EAIS joins Dori Energy’s and Mr. Raphael’s request as set forth in the statement of claim filed by them in the arbitration proceeding and raises claims that are similar to the claims raised by Dori Energy and Mr. Raphael.

In January 2018 the arbitrator provided its ruling that the legal validity of the actions or inactions of board members of Dorad will be attributed to the entities that are shareholders of Dorad on whose behalf the relevant board member acted and the legal determinations, if any, will be directed only towards the shareholders of Dorad.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2019

Note 6 - Investee Companies and other investments (cont'd)

A.	Equity accounted investees (cont'd)

U. Dori Energy Infrastructures Ltd. (“Dori Energy”) (cont’d)–

Petition to Approve a Derivative Claim filed by Dori Energy (cont’d)

During January 2018, Mr. Edelsburg, Edelcom and Zorlu filed their statement of defense in connection with the claim filed by EAIS and also filed third party notices against EAIS, Dori Energy and the Luzon Group claiming that EAIS and the Luzon Group enriched themselves at Dorad’s account without providing disclosure to the other shareholders and requesting that, should the position of Dori Energy and EAIS be accepted in the main proceeding, the arbitrator, among other things, obligate EAIS to refund to Doard all of the rent paid to date and determine that Dorad is not required to pay any rent in the future or determine that the rent fees be reduced to their market value and refund Dorad the excess amounts paid by it to EAIS, determine that the board members that represent EAIS and Dori Energy breached their fiduciary duties towards Dorad and obligate EAIS and Dori Energy to pay the amount of $140 million (approximately €123 million), plus interest in the amount of $43 million (approximately €38 million), which is the amount Zorlu received for the sale of its rights under the Dorad EPC agreement, and rule that in connection with the engineering and construction works performed by the Luzon Group, the Luzon Group and Dori Energy are required to refund to Dorad or compensate the defendants in an amount of $24 million (approximately €21 million), plus interest and linkage and, alternatively, determine that Mr. Edelsburg, Edelcom and Zorlu are entitled to indemnification from the third parties for the entire amount they will be required to pay.

Commencing March 2018, Zorlu and Edelcom initiated requests and actions in order to remove the arbitrator from her position. On February 12, 2019, the Israeli Supreme Court ruled by a majority ruling that an appeal submitted by Zorlu and Edelcom in connection with the removal of the arbitrator from her position should be accepted and determined that the respondents in the proceedings will pay expenses to Zorlu in the amount of NIS 10,000 (approximately €2,430).

In May 2019, a new arbitrator was appointed and dates were set for the discovery process. The evidentiary hearings were scheduled during March-June 2020 and commencing August 2020. Due to the COVID-19 crisis, the evidentiary hearings scheduled for March 2020 and the beginning of April 2020 were cancelled.

With respect to the said third party notices, the Company estimates (after consulting with legal counsel) that if the main (Derivative) claim is dismissed then the third party notices will be redundant, whereas if the main claim is accepted, it is more likely than not that the third party notices shall be rejected, as they are based on arguments similar to those raised by the defendants in their statements against of defense filed against the main claim. The Company estimates (after consulting with legal counsel), that at this stage it is not yet possible to assess the outcome of the proceeding.

Petition to Approve a Derivative Claim filed by Edelcom

On July 25, 2016, Edelcom, which holds 18.75% of Dorad, filed a petition for approval of a derivative action on behalf of Dorad (the “Edelcom Petition”) against Ellomay Energy, Luzon Group, Dori Energy and Dorad following a letter delivered to Dorad on February 25, 2016. The Edelcom Petition refers to an entrepreneurship agreement that was signed on November 25, 2010 between Dorad and the Luzon Group, pursuant to which the Luzon Group received payment in the amount of approximately NIS 49.4 million (approximately €11.9 million) in consideration for management and entrepreneurship services.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2019

Note 6 - Investee Companies and other investments (cont'd)

A.	Equity accounted investees (cont'd)

U. Dori Energy Infrastructures Ltd. (“Dori Energy”) (cont’d)–

Petition to Approve a Derivative Claim filed by Edelcom (cont’d)

Pursuant to this agreement, the Dori Group undertook to continue holding, directly or indirectly, at least 10% of Dorad’s share capital for a period of 12 months from the date the Dorad Power Plant is handed over to Dorad by the construction contractor. The Edelcom Petition claims that as a consequence of the management rights and the options to acquire additional shares of Dori Energy granted to the Company pursuant to the Dori Investment Agreement, the holdings of the Dori Group in Dorad have fallen below 10% upon execution of the Dori Investment Agreement. The Edelcom Petition therefore claims that Dori Group breached its commitment according to entrepreneurship agreement and requests that a derivative action be approved to recover an amount of NIS 49.4 million, plus linkage and interest from the defendants. As noted above, on December 27, 2016, this proceeding, along with the proceeding mentioned above and below, was moved to arbitration. For more information see above.

The Company estimates (after consulting with legal counsel), that at this stage it is not yet possible to assess the outcome of the proceeding.

Statement of Claim filed by Edelcom

In July 2016, Edelcom filed a statement of claim (the “Edelcom Claim”), with the Tel Aviv District Court against Dori Energy, Ellomay Energy, the Luzon Group, Dorad and the other shareholders of Dorad. In the Edelcom Claim, Edelcom contends that a certain section of the shareholders agreement among Dorad’s shareholders (“the Dorad SHA”), contains several mistakes and does not correctly reflect the agreement of the parties. Edelcom claims that these purported mistakes were used in bad faith by the Luzon Group, Ellomay Energy and Dori Energy during 2010 in connection with the issuance of Dori Energy’s shares to Ellomay Energy and that, in effect, such issuance was allegedly in breach of the restriction placed on Dorad’s shares and the right of first refusal granted to Dorad’s shareholders in the Dorad SHA. The Edelcom Claim requests the court to: (i) issue an order compelling the Luzon Group, Ellomay and Dori Energy to act in accordance with the right of first refusal mechanism included in the Dorad SHA and to offer to the other shareholders of Dorad, including Edelcom, a right of first refusal in connection with 50% of Dori Energy’s shares (which are currently held by Ellomay Energy, a wholly-owned subsidiary of the Company), under the same terms agreed upon by the Luzon Group, Ellomay Energy and Dori Energy in 2010, (ii) issue an order instructing Dorad to delay all payment due to Dori Energy as a shareholder of Dorad, including dividends or repayment of shareholders’ loans, for a period as set forth in the Edelcom Claim, (iii) issue an order instructing Dorad to remove Dori Energy’s representative from Dorad’s board of directors (currently Mr. Hemi Raphael, who also serves on the Company’s Board) and to prohibit his presence and voting at the Dorad board of directors’ meetings, for a period as set forth in the Edelcom Claim, and (iv) grant any other orders as the court may deem appropriate under the circumstances. As noted above, on December 27, 2016, this proceeding, along with the two proceeding mentioned above, was moved to arbitration .

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2019

Note 6 - Investee Companies and other investments (cont'd)

A.	Equity accounted investees (cont'd)

U. Dori Energy Infrastructures Ltd. (“Dori Energy”) (cont’d)–

Statement of Claim filed by Edelcom

On July 31, 2019, Edelcom (together with Edeltech and Mr. Edelsburg) submitted a notice of withdrawal of the statement of claim. On August 11, 2019, Dori Energy submitted its response to the notice requesting that the claim be rejected and expenses and legal fees will be determined for the benefit of Dori Energy. On October 22, 2019, the arbitrator deleted the claim subject to Edelcom, Mr. Edelsburg and Edeltech being barred from resubmitting the claim to any other judicial or quasi-judicial entity.

              Opening Motion filed by Zorlu

On April 8, 2019, Zorlu filed an opening motion with the District Court in Tel Aviv against Dorad and the directors serving on Dorad’s board on behalf of Dori Energy and EAIS. In the opening motion, Zorlu asked the court to instruct Dorad to convene a shareholders meeting and to include a discussion and a vote on the planning and construction of an additional power plant adjacent to the existing power plant (the “Dorad 2 Project”), on the agenda of this meeting. Zorlu claimed that while the articles of association of Dorad provides that the planning and construction of an additional power plant requires a unanimous consent of the Dorad shareholders, and while Zorlu and Edelcom are opposed to this project, including due to the current disagreements among Dorad’s shareholders, Dorad continued taking actions to advance the project, which include spending substantial amounts our of Dorad’s funds. Zorlu further claims that the representatives of Dori Energy and EAIS on the Dorad board have acted to prevent the convening of a shareholders meeting as requested by Zorlu. On April 16, 2019, Edelcom submitted a request to join the opening motion as an additional respondent as Edelcom claims that it is another shareholder in Dorad that opposes the advancement of the project at this stage. In addition, Edelcom joined Dori Energy and EAIS as additional respondents to its request, claiming that these entities are required to be part of the proceeding in order to reach a complete and efficient resolution. All parties agreed to the joining of Edelcom, Dori Energy and EAIS to the proceeding. On June 15, 2019, Edelcom filed its response to the petition, requesting that the court accept the petition. On August 13, 2019, Dorad, EAIC and the Dorad board members submitted their responses and requested that the petition be dismissed. On December 8, 2019 an evidentiary hearing was held. Subsequent to the report date ,on January 12, 2020, the court ruled that Zorlu and Edelcom will submit written summaries within 45 days and that the respondents will submit written summaries 45 days thereafter. To the Company’s knowledge, the Dorad 2 Project is currently under initial  internal examination by Dorad and there can be no assurance as to if, when and under what terms it will be advanced or promoted by Dorad.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2019

Note 6 - Investee Companies and other investments (cont'd)

A.	Equity accounted investees (cont'd)

U. Dori Energy Infrastructures Ltd. (“Dori Energy”) (cont’d)–

Composition of the investments

	December 31
	2019	2018
	€ in thousands

Investment in shares	23,580	19,641
Long-term loans	10,595	8,774
Deferred interest	(614)	(669)
	33,561	27,746
Current Maturities of the long-term loans	-	415
	33,561	28,161

Changes in investments

	2019	2018
Changes in equity and loans:	€ in thousands

Balance as at January 1	28,161	30,820
Repayment of long term loans	(370)	(4,576)
Interest and reevaluation in connection with long term loans	782	1,079
Deferred interest	54	52
Elimination of interest on loan from related party	(868)	(1,130)
The Company’s share of income	3,086	2,545
Foreign currency translation adjustments	2,716	(629)
Balance as at December 31	33,561	28,161

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2019

Note 6 - Investee Companies and other investments (cont'd)

A.	Equity accounted investees (cont'd)

Summary financial data for investees, not adjusted for the percentage ownership held by the Company

(a)	Summary information on financial position

								Equity attributable to the owners of the Company
	Rate of ownership	Current Assets	Non-current assets	Total assets	Current liabilities	Non-current liabilities	Total liabilities		Company’s share	Surplus Costs and goodwill	Other Adjustments	Carrying Amount of investment

	%	€ in thousands
2019
Dori Energy	50	44	62,484	62,506	(215)	(20,852)	(21,067)	41,483	20,742	3,269	(431)	23,580

2018
Dori Energy	50	1,154	49,629	50,783	(204)	(18,005)	(18,209)	32,574	16,287	3,376	(22)	19,641

(b)	Summary information on operating results

	Rate of ownership as of December	Income for the year	Company’s share	Elimination of interest on loan from related party	Other Adjustments	Company’s share of income of investee
	%	€ in thousands
2019
Dori Energy	50	5,281	2,640	868	(422)	3,086

2018
Dori Energy	50	3,668	1,834	1,130	(419)	2,545

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2019

Note 6 - Investee Companies and other investments (cont’d)

B.	Pumped Storage Projects

Loan to PSP Gilboa and Related Receivables

On July 17, 2013, the Company entered into a loan agreement with A.R.Z. Electricity Ltd. ("A.R.Z. Electricity") that owns, among its other holdings, 24% of the pumped storage project in the Gilboa, Israel ("PSP Gilboa") pursuant to which an amount of approximately NIS 770 thousand (€164 thousand) was loaned to A.R.Z. Electricity. In November 2013 in connection with the sale of A.R.Z. Electricity's holdings in PSP to third parties, the Company and A.R.Z. Electricity reached an agreement according to which the Company is entitled to the repayment of the amount loaned including accrued interest and linkage, amounting to approximately NIS 1,000 thousand (€200 thousand) and may be entitled to additional compensation in the aggregate amount of NIS 6,700 thousand (approximately €1,400 thousand), which will be linked to the Israeli CPI and will be paid in 2 installments of approximately NIS 1,200 thousand (approximately €250 thousand) upon financial closing of PSP Gilboa and NIS 5,500 thousand (approximately €1,160 thousand) upon receipt of permanent licenses for generation of power and the approval of the technical advisor appointed by the financial institutions who have financed PSP Gilboa to the transfer from set up phase to operational phase. The Company received the first installment of approximately NIS 1,200 thousand (approximately €260 thousand) in July 2014 and believes it will also be entitled to receive the second installment. As at December 31, 2019, the Company estimated the fair value of the second installment to be paid at approximately NIS 5,500 thousand (approximately €1,418 thousand) using a discounted cash flow model. The revaluation of such financial asset has been recognized as Other Income in consolidated statements of profit and loss.

Pumped-storage project in the Manara Cliff in Israel (“Manara PSP”)-

On November 3, 2014, Ellomay Manara (2014) Ltd., the Company’s indirectly wholly-owned subsidiary ("Ellomay Manara”), consummated the acquisition of 75% of the rights in Agira Sheuva Electra, L.P. (the “Partnership“), as well as 75% of the holdings in Chashgal Elyon Ltd., which is the general partner in the Partnership (the “GP”), from Electra Ltd. (“Electra”), Ortam Sahar Engineering Ltd. (“Ortam”) and the Galilee Development Cooperative Ltd., an Israeli cooperative (“Galilee”). The remaining 25% of the holdings in the Partnership and in the GP are held by Sheva Mizrakot Ltd., an Israeli private company (“Sheva Mizrakot”). The Company and Ellomay Manara did not pay any consideration upon the acquisition, and undertook to pay certain consideration upon the fulfillment of certain conditions and milestones. On the same date, Ellomay Manara acquired Ortam’s holdings (50%) in the engineering, procurement and construction contractor of the aforementioned project (the “EPC”) and immediately transferred such holdings to a subsidiary of Electra, which, following such transfer, now holds 100% of the EPC. According to the various agreements executed in connection with the Manara PSP, the Company and Ellomay Manara are jointly and severally liable to all the monetary obligations under these agreements.

As of December 31, 2019, the Company paid an amount of approximately NIS 3,400 thousand (approximately €883 thousand) on account of the consideration upon the acquisition and may be required, if certain conditions and milestones are met (which conditions and milestones have not currently been met), to pay certain parties additional amounts, which in the aggregate are not expected to exceed an amount of approximately NIS 39,000 thousands (approximately €10,000 thousand).

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2019

Note 6 - Investee Companies and other investments (cont’d)

B.          Pumped Storage Projects (cont’d)

In August 2016, Ellomay Pumped Storage (2014) Ltd. (“Ellomay PS”), the Company’s 75% owned subsidiary, received a conditional license for the Manara PSP (the “Prior Conditional License”) from the Israeli Minister of Energy (the “Minister”). The Prior Conditional License initially regulated the construction of a pumped storage plant in the Manara Cliff with a capacity of 340 MW. The Prior Conditional License includes several conditions precedent to the entitlement of the holder of the Prior Conditional License to receive an electricity production license. The Prior Conditional License is valid for a period of seventy two (72) months commencing from the date of its approval by the Minister, subject to compliance by Ellomay PS with the milestones set forth therein and subject to the other provisions set forth therein (including a financial closing, the provision of guarantees and the construction of the pumped storage hydro power plant).

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

Notes to the Consolidated Financial Statements as at December 31, 2019

Note 6 - Investee Companies and other investments (cont’d)

B.	Pumped Storage Projects (cont’d)

On December 27, 2017, Kochav PS filed a statement of claim against Ellomay PS with the Tel Aviv – Jaffa Magistrate Court claiming damages allegedly caused due to delays in connection with the Second Petition. Kochav PS claims damages in an aggregate amount of approximately NIS 4.2 million (approximately €1.02 million). Kochav Hayarden claims damages in an aggregate amount of approximately NIS 4,238 thousand (approximately €1,020 thousand). On March 18, 2018 the Court ordered Kochav PS to submit a Letter of Commitment. In April 2018 Ellomay PS submitted a statement of defense and in August 2018 Kochav PS submitted a plea. In addition, the parties reached an arrangement whereby the NIS 2 million guarantee will be returned to Ellomay PS and the shareholders of Ellomay PS provided a commitment to pay Kochav PS any amount ordered by the court to be paid by Ellomay PS up to an amount of NIS 1,900 thousand (approximately €443 thousand). On March 14, 2019, a pre-trial hearing was held. It was agreed that the parties would hold talks and update the court if they reach any agreement regarding compromising. On March 24, 2019 the parties notified the court that they did not reach a compromise. The claim is now in disclosure proceedings.

Since the claim is in its early stages, at this point it is not possible to assess its chances.

On December 4, 2017, the Israeli Electricity Authority announced the reduction of the capacity stipulated in the Prior Conditional License issued to Ellomay PS from 340 MW to 156 MW. The reduced capacity is based on the remaining capacity in the quota determined by the Israeli Electricity Authority after deducting the capacity already allocated to two projects that are in more advanced stages than the Manara PSP.

In November 2019 Ellomay PS received a land assessment, or the Assessment, from the Israel Land Authority, or the ILA, in connection with the Manara PSP. The Assessment requires Ellomay PS to pay approximately NIS 160 million (approximately €41.3 million) to the ILA in consideration for the ILA’s consent to the sublease of the land on which the Manara PSP is currently planned to be constructed. The ILA’s consent is required in order to obtain building permits and financing for the construction of the Manara PSP. Ellomay PS has contested the Assessment and is waiting for the ILA’s response. Ellomay PS also has the right to appeal the Assessment if its contest of the Assessment will be rejected. Ellomay PS and its advisors believe that the consent fee required is significantly higher than the reasonable amount, among other reasons due to the consent fee reflecting a demand for payment of more than NIS 1 million per one installed MW. Ellomay PS is reviewing the Assessment and contemplating its future steps in connection with the Assessment and the Manara PSP. Ellomay PS will attempt to reduce the Assessment to a reasonable amount that will maintain the economic feasibility of the Manara PSP.

On February 26, 2020, Ellomay PS retracted the Prior Conditional License issued to it, which was due to expire on February 28, 2020 because Ellomay PS did not reach financial closing by such date as was required under the milestones included in the Prior Conditional License. On the same date, Ellomay PS filed an application for a new similar conditional license for a pumped storage facility with a capacity of 156 MW, based on the remaining portion of the quota for pumped storage projects in Israel as determined by the Israeli Government and implemented by the Israeli Electricity Authority, which is currently 800 MW.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2019

Note 6 - Investee Companies and other investments (cont’d)

B.	Pumped Storage Projects (cont’d)

In December 2018, the Company executed a settlement agreement, with A.R.Z. Electricity, which indirectly holds 8.33% in Ellomay PS. The Settlement Agreement resolves a claim made by A.R.Z. Electricity and Mr. Raanan Aloni against the Company and its affiliates, in connection with the Manara PSP, and other disputes between such parties concerning the Manara PSP. The Settlement Agreement provides, inter alia, for the grant to A.R.Z. Electricity of a right to acquire, on financial closing of the Manara PSP (to the extent such financial closing occurs), an additional 6.67% of the Manara PSP, subject to the full and timely payment by A.R.Z. Electricity and Raanan Aloni of all their obligations and debts to the Company and to Ellomay PS, plus interest at a rate of 5% per annum.

In 2019 an amount of approximately €3,500 thousand, mainly attributable to consultancy expenses for the planned construction of Manara PSP power plant, was recorded under project development costs. The Company expects to continue promoting the Manara PSP but may, for various reasons including in the event the Assessment is not timely overturned or significantly reduced, in the event a new conditional license is not issued, or in the event of changes in the applicable regulation and adverse economic conditions, resolve not to continue the advancement of the Manara PSP without further liability to the other parties under the aforementioned agreements.

Composition of Advances on account of investments

	December 31
	2019	2018
	€ in thousands
On account of the Manara PSP	883	798
	883	798

Composition of short-term and long-term financial assets

	December 31
	2019	2018
	€ in thousands
Income receivable in connection with the A.R.Z. Electricity PSP	1,418	1,282
	1,418	1,282

C.          Subsidiaries -

1.	Biogas Projects in the Netherlands

In July 2016, the Company, through its wholly-owned subsidiary Ellomay Luxembourg Holdings S.àr.l. (“Ellomay Luxembourg”), entered into a strategic agreement (“the Ludan Agreement”), with Ludan Energy Overseas B.V. (an indirectly wholly-owned subsidiary of Ludan Engineering Co. Ltd. (TASE: LUDN)) (“Ludan”) in connection with Waste-to-Energy (specifically Gasification and Bio-Gas (anaerobic digestion)) projects in the Netherlands. Pursuant to the Ludan Agreement, subject to the fulfillment of certain conditions, the Company, through Ellomay Luxembourg, was to acquire at least 51% of each project company and Ludan will own the remaining 49%.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2019

Note 6 - Investee Companies and other investments (cont’d)

C.	Subsidiaries – (cont’d)

1.	Biogas Projects in the Netherlands (cont’d)

Groen Goor Anaerobic Digestion Project-
Pursuant to the Ludan Agreement, the Company, through Ellomay Luxembourg, acquired 51% of Groen Gas Goor B.V. (“Groen Goor”), a project company developing an anaerobic digestion plant, with a green gas production capacity of approximately 375 Nm3/h, in Goor, the Netherlands (“the Goor Project”)during 2016.

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

The Groen Goor facility commenced operations on November 2017.

Groen Gas Oude-Tonge Anaerobic Digestion Project-
The Company, through Ellomay Luxembourg, acquired 51% of   Groen Gas Oude-Tonge B.V. (“Groen Gas Oude-Tonge”) a project company developing an anaerobic digestion plant, with a green gas production capacity of approximately 475 Nm3/h, in Oude-Tonge, the Netherlands (“the Oude-Tonge Project”) during 2017.

During April 2017, Oude-Tonge, entered into an EPC agreement with Ludan.

The Oude-Tonge facility commenced operations in June 2018.

In March 2019, the Company executed an agreement with Ludan and several entities affiliated with Ludan, for the acquisition of 49% of Groen Goor and Groen Gas Oude-Tonge in consideration for approximately €3 million. The acquisition was consummated during 2019, and the Company currently indirectly wholly-owns the two Biogas installations in the Netherlands.

During 2019, the Company assessed the fair value of two cash generating projects in the Netherlands in the Biogas segment in light of operating losses suffered by these projects during this period. The examination was conducted based on projected cash flows that were discounted at a rate of 6.6%. The examination concluded that the fair value of the projects is slightly higher than the carrying value of the projects and therefore there is no need for a provision for impairment. The assumptions on which the examination was based could be affected by our inability to meet our budget, our inability to maintain and procure the feedstock necessary for optimal performance of the units, by technical malfunctions and by other circumstances that influence the operation of the projects.

2.	The Talasol Project

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

In October 2018, Ellomay Luxembourg paid €1 million as a down-payment based on an understanding reached with the sellers of the Talasol shares and in January 2019, following the fulfilment or waiver of the conditions subsequent, an additional amount of €7 million was paid to the sellers, thus releasing the €8 million escrow deposited in May 2017 back to Ellomay Luxembourg. The remaining amount of €2 million was deposited in January 2019 in a trust account held in escrow and will be released to the sellers of the Talasol shares upon the earliest to occur of three years following the execution of the SPA or the issuance of the commissioning certificate of the Talasol Project.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2019

Note 6 - Investee Companies and other investments (cont’d)

C.	Subsidiaries - (cont’d)

2.	The Talasol Project (cont’d)

In June 2018, the Company’s Spanish subsidiary, Talasol, entered into an engineering, procurement & construction agreement (the "EPC Agreement") with METKA EGN Limited ("METKA EGN"). The EPC Agreement provides a fixed and lump-sum amount of €192.5 million for the complete execution and performance of the works defined in the EPC Agreement. The works include the engineering, procurement and construction of the Talasol Project and the ancillary facilities for injecting power into the grid, including a 400 kV step-up substation, the high voltage interconnection line to the point of connection to the grid and performance of two years of O&M services. METKA EGN is expected to complete the works under the EPC Agreement within a period of 16 months from the commencement date. The EPC Agreement includes standard provisions, including with respect to liquidated damages in connection with delays and performance, performance guarantees, suspension and termination.

In June 2018, Talasol executed a financial power swap in respect of approximately 80% of the output of the Talasol Project for a period of 10 years (the "PPA").The power produced by the Talasol Project is expected to be sold by Talasol in the open market for the then current market power price and the PPA is expected to hedge the risks associated with fluctuating electricity market prices by allowing Talasol to secure a certain level of income for the power production included under the PPA. The hedge transaction becomes effective on Talasol requesting that the counter party will fix the fixed price pursuant to the price adjustment mechanism. The PPA became effective in March 2019.

In July 2018, Talasol executed a pre-hedge transaction with Goldman Sachs International in connection with the prospective project financing for the construction of a photovoltaic plant. The pre-hedge transaction is a fixed for floating interest rate swap intended to lock-in current market floating rates. The hedge transaction is contingent up on the financial closing of the Talasol Project.

In December 2018, Talasol entered into a set of agreements governing the procurement of financing in the aggregate amount of approximately €177 million (the "Project Finance"). The Project Finance consists of several facilities from Deutsche Bank AG and from the European Investment Bank ("EIB") under the Investment Plan for Europe known as the Juncker Plan. On April 30, 2019, the Talasol Project reached financial closing (see Note 11).

On April 17, 2019, the Company, through its wholly owned subsidiary Ellomay Luxembourg, executed a Credit Facilities Assignment and Sale and Purchase of Shares Agreement (“the Talasol SPA”), with GSE 3 UK Limited and Fond-ICO Infraestructuras II, FICC (together, “the Talasol Partners”), pursuant to which it agreed to sell to each of the Talasol Partners 24.5% of its holdings in Talasol. The Talasol SPA further provides that the Company will assign to the Talasol Partners, in equal parts, 49% of its rights and obligations under the agreements executed in connection with the project finance obtained for the Talasol Project. The transactions contemplated under the Talasol SPA were consummated in April 2019. The aggregate purchase price paid by the Talasol Partners, in the amount of approximately €16.1 million, represented 49% of the amounts withdrawn and interests accrued from and by Talasol Project’s financing as of the closing date of the Talasol SPA (approximately €4.9 million), plus a payment for 49% of Talasol’s shares (approximately €4.9 million) plus a premium of approximately €6.1 million.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2019

Note 6 - Investee Companies and other investments (cont’d)

C.	Subsidiaries - (cont’d)

2.	The Talasol Project (cont’d)

Of such aggregate purchase price, the payment of €1.4 million was deferred until the achievement of a preliminary acceptance certificate under the EPC agreement of the Talasol Project. As the Company directs the operations of Talasol and the rights granted to the Talasol Partners are minority protective rights, these changes in the Company’s ownership interest in Talasol did not result in loss of control and were accounted for as equity transactions. The Company therefore recognized in Equity an amount of approximately €6.1 million, less associated expenses in the amount of approximately €0.7 million.

On the closing date of the Talasol SPA, the Company, through its wholly owned subsidiary Ellomay Luxembourg, and the Talasol Partners entered into a Partners’ Agreement (“the Talasol PA”) setting forth the relationship between the prospective shareholders of Talasol, the governance and management of Talasol, the funding and financing of Talasol and the mechanism for future transfers of Talasol’s shares.

The Talasol PA further provides that Ellomay Luxembourg will be entitled to receive a management fee from Talasol in consideration for the administrative, support and management services to be provided to Talasol by Ellomay Luxembourg.

3.	Sale of Italian indirect wholly-owned subsidiaries

On December 20, 2019, the Company sold ten Italian indirect wholly-owned subsidiaries, which own twelve photovoltaic plants with an aggregate nominal capacity of approximately 22.6 MW, and sold the sale of the receivables arising from shareholder loans provided to such companies. The agreed purchase price was €38.7 million (after approximately €2.3 million adjustments in connection with funds received by the Company from the Italian Subsidiaries during 2019). As a result of such sale, the Company recorded a capital gain of approximately €18.8 million.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2019

Note 6 - Investee Companies and other investments (cont’d)

C.	Subsidiaries - (cont’d)

3.	Sale of Italian indirect wholly-owned subsidiaries (cont’d)

Identifiable sold assets and liabilities:
`
December 31 2019
€ in thousands
Cash and cash equivalents	4,106

Trade and other receivables	4,569
Deferred tax and advance tax payment and tax provision	2,864
Fixed assets	41,431
Restricted cash	156
Right of use asset	1,356
Trade and other payables	(2,458)
Loans and borrowings	(30,725)
Lease liability	(1,377)
Total net identifiable assets	19,922

Capital gain	18,770
38,692
Cash and cash equivalents	(4,106)

Proceeds from sale of investments	34,586

The Sale and Purchase Agreement governing the sale of the subsidiaries and the receivables includes customary representations and warranties and indemnification mechanisms, including specific indemnification for existing risks for a limited time as follows:

(i)	Indemnification in the amount of up to €250 thousand in connection with potential tax liabilities (until December 31, 2023).
(ii)	Indemnification in the amount of up to €500 thousand in connection with potential incentive reduction under limited circumstances in one of the Italian subsidiaries sold (until December 31, 2023).
(iii)
During 2019 the Company recorded approximately €2.1 million expenses in connection with the announcement received from GSE, Italy’s energy regulation agency, by one of the Company’s Italian subsidiaries, claiming alleged non-compliance of the installed modules with the required certifications under the applicable regulation and raising the need to examine incentive eligibility implications (the “GSE Claim”). On December 20, 2019, the Company sold its holdings in this subsidiary. The Sale and Purchase Agreement governing the sale of the subsidiary provided for an indemnification of up to €2.1 million in connection with the GSE Claim and the Company recorded this potential payment as other expenses.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2019

Note 6 - Investee Companies and other investments (cont’d)

D.	Subsidiaries – Israeli Service Concession project

In June 2017, the Company executed an agreement (the “Talmei Yosef Agreement”) to acquire 100% of the equity of an Israeli company ("Talmei Yosef") that owns (through its subsidiaries) a photovoltaic site with fixed technology and a nominal capacity of approximately 9 MWp in Talmei Yosef, Israel (the “Talmei Yosef Project”) from Solegreen Ltd. (TASE: SLGN). The Talmei Yosef Agreement provides that the Company will acquire 100% of the equity of the Israeli company, subject to certain conditions precedent, in consideration for an aggregate amount of NIS 39,000 thousand (approximately €9,476 thousand), subject to certain adjustments, after which the aggregate consideration amounted to approximatelyNIS 48,625 thousand (approximately €11,815 thousand). The Talmei Yosef Project is primarily financed by an Israeli consortium led by Israel Discount Bank. Such conditions precedent were met on October 18, 2017.

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
9,851

The fair value of the income receivable in connection with concession project was calculated according to the cash flows expected to be received from the Israeli Electricity Authority for a period of 16 years, discounted at a weighted interest rate of 5.9% reflecting the credit risk of the debtor.

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

`              Composition of Asset from concession project

Asset from concession project
€ in thousands
Balance as at December 31, 2018	27,002

Total income recognized in profit or loss	1,757
Proceeds from asset from concession project	(2,994)
Foreign Currency translation adjustments	2,820

Balance as at December 31, 2019	28,585
Less current maturities	1,463
Long-term Asset from concession project	27,122

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2019

Note 7 - Trade and Other Receivables and Assets

	December 31
	2019	2018
	€ in thousands
Current Assets - Other receivables:
Government authorities	781	2,706
Income receivable	1,075	3,830
Interest receivable	38	6
Current tax	-	195
Current Maturities of loan to an equity accounted investee	-	415
Trade receivable	805	156
Inventory	284	-
Derivatives (refer to Note 21)	94	-
Forward contracts closed (1)	-	529
Loan to others (2)	-	3,500
Prepaid expenses and other	1,805	1,286
	4,882	12,623
Non-current Assets - Long term receivables:
Advance tax payment	-	996
Prepaid expenses associated with long term loans	12,218	-
Annual rent deposits	30	27
Other	1	432
	12,249	1,455

(1)
The Company closed euro/USD forward contracts with an accumulated profit of approximately €529 thousand (approximately $606 thousand) and received between January and March 2019 an amount of €531 thousand.

(2)
In November 2018, Talasol provided an amount of €3,500 thousand to METKA EGN Limited, the EPC contractor of the Talasol Project, for the purpose of securing or executing main supply contracts for the execution of the EPC agreement with Metka. The amount was repaid in May 2019.

(3)	Prepaid commission expenses paid in connection with the credit Talasol project finance.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2019

Note 8 - Fixed assets

			Office
	Photovoltaic	Biogas	furniture and	Leasehold
	Plants	installations	equipment	Improvements	Total
	€ in thousands
Cost
Balance as at January 1, 2018	87,922	15,157	121	52	103,252
Additions	*10,367	3,499	17	-	13,883
Balance as at December 31, 2018	98,289	18,656	138	52	117,135

Balance as at January 1, 2019	98,289	18,656	138	52	117,135
Additions	*73,402	932	9	-	74,343
Disposals	*(68,908)	-	-	-	(68,908)
Effect of changes in exchange rates	1	-	-	-	1
Balance as at December 31, 2019	102,784	19,588	147	52	122,571

Depreciation
Balance as at January 1, 2018	24,154	111	98	52	24,415
Depreciation for the year	4,396	1,081	23	-	5,500
Balance as at December 31, 2018	28,550	1,192	121	52	29,915

Balance as at January 1, 2019	28,550	1,192	121	52	29,915
Depreciation for the year	4,383	1,353	8	-	5,744
Disposals	*(27,477)	-	-	-	(27,477)
Balance as at December 31, 2019	5,456	2,545	129	52	8,182

Carrying amounts
As at January 1, 2018	63,768	15,046	23	-	78,837
As at December 31, 2018	69,739	17,464	17	-	87,220
As at December 31, 2019	97,328	17,043	18	-	114,389

*See Note 6C

Investment in Photovoltaic Plants

Since March 4, 2010, the Company acquired seventeen photovoltaic plants located in Italy, Spain and Israel (see Note 6D). In addition, the Company’s subsidiary, Talasol, is promoting the Talasol Project (see Note 6C 2). On December 20, 2019, the Company sold ten Italian indirectly wholly-owned subsidiaries, which own twelve of the aforementioned seventeen photovoltaic plants with an aggregate nominal capacity of approximately 22.6 MW.

In connection with PV Plants owned by the Company as of December 31, 2019 and the Talasol Project, the Company recorded as of December 31, 2019, fixed assets at an aggregate value of approximately €102,784 thousand, in accordance with actual costs incurred. Depreciation with respect to the PV Plants in Italy (sold by the Company on December 20, 2019) was calculated using the straight-line method over 20 years commencing from the connection to the national grid that represent the estimated useful lives of the assets. Depreciation with respect to the PV Plants in Spain is calculated using the straight-line method over 25 years starting connection to the national grid that represent the estimated useful lives of the assets. During the year ended December 31, 2019, the Company recorded depreciation expenses with respect to its PV Plants in Italy and Spain of approximately €4,383 thousand.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2019

Note 8 - Fixed assets (cont’d)

Presented hereunder are data regarding the Company’s investments in photovoltaic plants as at December 31, 2019:

PV Plant Title	Nominal Capacity	Connection to Grid	Cost included in the Book value as at
			December 31, 2019
			€ in thousands
“Ellomay Spain – Rinconada II”	2,275 kWp	June 2010	5,509
“Rodríguez I”	1,675 kWp	November 2011	3,662
“Rodríguez II”	2,691 kWp	November 2011	6,631
“Fuente Librilla”	1,248 kWp	June 2011	3,212
"Talasol"	300 MWP	under construction	83,770

Investment in Biogas Installations
In connection with the Company's Biogas Installations (see Note 6C 1), the Company recorded as of December 31, 2019, fixed assets at an aggregate value of approximately €19,588 thousand, in accordance with actual costs incurred.

Depreciation with respect to the Biogas Installations is calculated using the straight-line method over 12 years commencing from the connection to the national grid that represent the estimated useful lives of the assets. During the year ended December 31, 2019, the Company recorded depreciation expenses with respect to its Biogas Installations in the Netherlands of approximately €1,353 thousand.

Capitalized borrowing costs
In the reporting period borrowing costs in the amount of €1,140 thousand were capitalized to qualifying assets. Those expenses are related to the Talasol Project.

Note 9 - Other Payables

	December 31
	2019	2018
	€ in thousands
Employees and payroll accruals	224	111
Indemnification liability (refer to Note 18D)	2,100	-
Government authorities	155	185
Lease liability (S/T)	225	-
Derivatives (refer to Note 21)	766	365
Accrued expenses	1,430	2,316
Current tax	110	126
	5,010	3,103

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2019

Note 10 - Current maturities of long term loans

  Composed as follows:

	Linkage	Interest rate	December 31	December 31
	terms	2018 and 2019	2019	2018
		%	€ in thousands
Current maturities of long term	EURIBOR	1.6-3.5	2,469	4,405
loans (refer to Note 11)	Consumer price index in Israel	4.65	1,669	1,459
			4,138	5,864

Note 11 - Loans

A.	Loans details

Composed as follows:

	Linkage	Interest	December
	term	rate 2019	31 2019
		%	€ in thousands
Bank loans	EURIBOR	1.6-3.5	25,620
	Consumer price index in Israel	4.65	19,323
Other long-term loans		2.5-5.5	48,377
			93,320

	Linkage	Interest	December
	term	rate 2018	31 2018
		%	€ in thousands
Bank loans	EURIBOR	1.6-3.5	42,545
	Consumer price index in Israel	4.65	18,843
Other long-term loans		2.5-5	4,704
			66,092

1.
On February 17, 2011, one of the Company's Italian subsidiaries entered into a project finance facilities credit agreement (the “Finance Agreement”) with an Italian bank (Centrobanca – Banca di Credito Finanziario e Mobiliare S.p.A., acquired by UBI in 2013). Pursuant to the Finance Agreement, a Senior Loan was provided in the amount of €4.1 million, accruing interest at the EURIBOR rate, increased by a margin of 200 basis points per annum, to be repaid in six-monthly installments with a maturity date of December 31, 2027.

On December 20, 2019, the Company sold its holdings in this subsidiary.

2.  The Company's 75% owned Israeli subsidiary promoting the Manara PSP, entered into a loan agreement with the owner of the remaining 25% of its outstanding shares, Sheva Mizrakot Ltd. The unpaid balance (principal and interest) of the loan will bear interest at an annual rate in accordance with the interest rate for the purpose of Section 3(j) of the Israeli Income Tax Ordinance in accordance with the provisions of Regulation 2(a) of the Income Tax Regulations (Determination of Interest Rate for the Purpose of Section 3(j)), 1986. The maturity date of this loan is December 31, 2025. As of December 31, 2019, the amount of the loan is €1,755 thousand.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2019

Note 11 - Loans (cont’d)

A.	Loans details (cont’d)

3.
Groen Goor, Independent Power Plant B.V. (“IPP”) (the entity that holds the permits and subsidies in connection with the Goor Project and is wholly-owned by Groen Goor), and Ellomay Luxembourg entered into a senior project finance agreement in 2017 (the “Goor Loan Agreement”), with Coöperatieve Rabobank U.A. (“Rabobank”), that includes the following tranches: (i) two loans with principal amounts of €3,510 thousand (with a fixed interest rate of 3% for the first five years) and €2,090 thousand, (with a fixed interest rate of 2.5% for the first five years), for a period of 12.25 years, repayable in equal monthly installments commencing three months following the connection of the Goor Project’s facility to the grid and (ii) an on-call credit facility of €370 thousand with variable interest. The amount of €5,600 thousand was withdrawn in 2017 on account of these loans. In connection with the Goor Loan Agreement, the following securities were provided to Rabobank: (i) pledge on the present and future rights arising from the feedstock purchase agreement, the EPC agreement, the O&M agreement, the SDE subsidy, the various power and green gas purchase agreements, and the green gas certification supply agreement, (ii) pledge on all present and future (a) receivables arising from business and trade, and (b) stock and inventory including machinery and transport vehicles of Groen Goor and IPP; (iii) all rights/claims of Groen Goor and IPP against third parties existing at the time of the execution of the Loan Agreement, including rights from insurance agreements.

Groen Gas Oude Tonge, Groen Gas Oude-Tonge Holding B.V. (the entity that holds the permits and subsidies in connection with the Oude Tonge Project and is wholly-owned by Groen Gas Oude Tonge), and Ellomay Luxembourg entered into a senior project finance agreement (the “Oude Tonge Loan Agreement”), with Rabobank, that includes the following tranches: (i) three loans with principal amounts of €3,150 thousand (with a fixed interest rate of 3.1% for the first five years), €1,540 thousand (with a fixed interest rate of 2.9% for the first five years) and €160 thousand, (with a fixed interest rate of 3.4% for the first five years), for a period of 12.25 years, repayable in equal monthly installments commencing three months following the connection of the Oude Tonge Project’s facility to the grid and (ii) an on-call credit facility of €100 thousand with variable interest. The amount of €4,850 thousand was withdrawn in 2017 and 2018 on account of these loans. In connection with the Oude Tonge Loan Agreement, the following securities were provided to Rabobank: (i) pledge on the present and future rights arising from the feedstock purchase agreement, the EPC agreement, the O&M agreement, the SDE subsidy, the various power and green gas purchase agreements, and the green gas certification supply agreement, (ii) pledge on all present and future (a) receivables arising from business and trade, and (b) stock and inventory including machinery and transport vehicles of Groen Gas Oude Tonge and Groen Gas Oude Tonge Holding B.V.; (iii) all rights/claims of Groen Gas Oude Tonge and Groen Gas Oude Tonge Holding B.V. against third parties existing at the time of the execution of the Loan Agreement, including rights from insurance agreements.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2019

Note 11 - Loans (cont’d)

A.	Loans details (cont’d)

     In connection with the Loan Agreements Ellomay Luxembourg, the Company wholly-owned subsidiary: (i) provided the following undertakings to Rabobank: (a) that Groen Goor and Groen Gas Oude Tonge will not make distributions to its shareholders for a period of two years following the execution of the Loan Agreement, (b) that Groen Goor will not make distributions or repurchase its shares so long as the equity (including owners loans) to total assets ratio of Groen Goor is less than 40%, (c) that in the event the equity (including owners loans) to total assets ratio of Groen Goor and Groen Gas Oude Tonge  will be below 40%, its shareholders will invest the equity required in order to increase this ratio to 40%, pro rata to their holdings in Groen Goor and Groen Gas Oude Tonge  and up to a maximum of €1.2 million, and (d) that they will provide the equity required for the completion of the Goor Project and (ii) provided pledges on their respective rights in connection with the shareholders loans which each provided to Groen Goor and Groen Gas Oude Tonge, which loans shall also be subordinated by Ellomay Luxembourg in the favor of Rabobank. As of December 31, 2019, the financial covenants were met.

     Shortages in liquidity as a result of exceeding the construction budget and/or extension of start-up costs of the Goor Project and the Oude Tonge Project shall be provided by Ellomay Luxembourg and not financed by Rabobank.

     In addition, the Company provided a guarantee to Rabobank for the fulfillment of Ellomay Luxembourg’s undertakings set forth above.

4.  On May 16, 2012, Talmei Yosef entered into a loan agreement with Israeli consortium led by Israel Discount Bank (the “Israeli consortium”) in connection with the financing of its PV Plant, pursuant to which Talmei Yosef received financing amounting to NIS 80,000 thousand. During 2013, in accordance with the millstones set on the loan agreement, an aggregate amount of NIS 60,000 thousand was withdrawn on account of such loan agreement. During 2014, an additional aggregate amount of NIS 20,000 thousand was withdrawn.

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

As of December 31, 2019, the financial covenants were met.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2019

Note 11 - Loans (cont’d)

A.	Loans details (cont’d)

        5.   On May 17, 2018, five of the Company’s Italian subsidiaries (together, hereinafter – the “Subsidiaries”) entered into a €35.9 million project finance Facility Agreement (the “Facility Agreement”). The €35.9 million principal amount is divided into: (i) five term loan facilities, one for each Subsidiary, which are to be used to refinance the existing financing of the subsidiaries and for general purposes of the Subsidiaries, in the aggregate amount of €33.7 million with terms ending in May 2028, and (ii) five revolving facilities, one for each Subsidiary, aimed to cover financial needs for the debt service coverage in case of a liquidity shortfall of the Subsidiaries, in the aggregate amount of €2.2 million with terms ending in November 2027.  The loans provided under the Facility Agreement bear an annual interest rate equal to the Euribor 6 month rate plus a margin of 185 basis points.

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

On December 20, 2019, the Company sold its holdings in these subsidiaries.

        6.   On March 12, 2019, four of the Company’s Spanish subsidiaries (together, hereinafter – the “Subsidiaries”) entered into a €18.4 million project finance Facility Agreement (the “Facility Agreement”). The €18.4 million principal amount is divided into: (i) four term loan facilities, one for each Subsidiary, in the aggregate amount of €17.6 million with terms ending in December 2037, and (ii) a revolving credit facility to attend the debt service if needed, for a maximum amount of euro 0.8 million granted to any of the Subsidiaries.

The loans provided under the Facility Agreement bear an annual interest at the rate of Euribor 6 months plus a margin of 2% (with a zero interest floor) and repaid semi-annually on June 20 and December 20. The principal is repaid on a semi-annual basis based on a pre-determined sculptured repayment schedule.

The Facility Agreement provides for mandatory prepayment upon the occurrence of certain events and includes various customary representations, warranties and covenants, including covenants to maintain a DSCR on an aggregate basis not lower than 1.05:1, and not to make distributions unless, among other things: (i) the DSCR, on an aggregate basis, is equal to or higher than 1.15:1.0, (ii) the first instalment of the Project Finance has been repaid, (iii) no amount under the revolving credit tranche has been withdrawn and not fully repaid and no drawdowns of the revolving credit tranche are expected within the next six months, and (iv) the Subsidiaries’ net debt to regulatory value (as such terms are defined in the Facility Agreement) ratio is equal to or higher than 0.7:1.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2019

Note 11 - Loans (cont’d)

A.	Loans details (cont’d)

The regulatory value of the photovoltaic plants owned by the Subsidiaries is approximately €23.5 million, compared to their aggregate nominal purchase price, which was approximately €14.85 million and their aggregate book value, which was approximately €14.6 million as of September 30, 2018. The Facility Agreements includes a cash-sweep payment mechanism and obligation that applies in the event the Subsidiaries’ net debt to regulatory value ratio is equal to or higher than 0.7:1. As of December 31, 2019, the financial covenants were met.

The Subsidiaries entered into swap agreements on March 12, 2019 with respect to approximately Euro 17.6 million (with a decreasing notional principal amount based on the amortization table) until December 2037, replacing the Euribor 6 month rate with a fixed 6 month rate of approximately 1%, resulting in a fixed annual interest rate of approximately 3%. Such swap transactions qualify for hedge accounting.

The Project Finance documents require that security interests be provided in connection with the following: (i) the Subsidiaries’ shares (held by Ellomay Luxembourg(, (ii) pledges over accounts, (iii) pledges over relevant agreements including hedging agreements; and (iv) promissory equipment mortgage.

        7.   On April 30, 2019, the Talasol Project reached financial closing in the aggregate amount of approximately €158.5 million (“the Project Finance”). The Project Finance consists of several facilities from Deutsche Bank AG and from the European Investment Bank (“EIB”). The Talasol Project Finance includes the following facilities:

(a)          a term facility in the amount of approximately €65.9 million, with a term ending on September 30, 2033, repaid in unequal sculptured semi-annual installments. Loan amounts drawn from this facility will bear an annual interest of EURIBOR (with a zero floor and synchronous with the applicable interest period described below) plus a margin determined based on the stage of the Talasol Project. The applicable margins are: (i) 2.25% until technical completion, (ii) 2% from technical completion until the 5th anniversary of technical completion, (iii) 2.25% from the 5th anniversary of technical completion until the termination date of the financial power swap agreement that Talasol entered into last June (see Note 21) (the “PPA”, i.e., September 30, 2030), and (iv) 2.5% from the termination date of the PPA until the end of the term of the commercial term facility. As of December 31, 2019, the Company made no withdrawals on account of this facility;

(b)          a revolving debt service reserve facility in the amount of €4.45 million, with a term ending on the earlier of: (i) September 30, 2033 or (ii) the date on which the commercial term loan set forth under (a) above has been repaid in full. Loan amounts drawn from this facility will bear an annual interest of 6 month EURIBOR (with a zero floor) plus a margin determined based on the stage of the Talasol Project. The applicable margins are: (i) 2.5% until technical completion, (ii) 2.25% from technical completion until the 5th anniversary of technical completion, (iii) 2.50% from the 5th anniversary of technical completion until the termination date of the PPA, and (iv) 2.75% from the termination date of the PPA until the termination date;

(c)          VAT facility in the amount of €6.67 million, with a term ending on June 30, 2021, repaid by using balances available in the VAT reimbursement account but in no event later than June 30, 2021. Loan amounts drawn from this facility will bear an annual interest of 1 month EURIBOR (with a zero floor) plus a margin of 2%. As of December 31, 2019, the amount of the VAT facility is €80 thousand;

(d)          a letter of credit facility in the initial amount of €12 million, with a term ending on September 30, 2030, to be repaid in full on its termination date and bearing an annual interest of (i) 1.25% for amounts cash covered, and (ii) 2% for any other amounts;

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2019

Note 11 - Loans (cont’d)

A.	Loans details (cont’d)

(e)          a term facility in the amount of €65 million from EIB, granted under the Investment Plan for Europe known as the Juncker Plan, with a term ending on September 30, 2033, repaid in unequal sculptured semi-annual installments. Loan amounts drawn from this facility will bear an annual interest of EURIBOR synchronous with the applicable interest period plus a margin (expected to be 1.76%). As of December 31, 2019, the Company made no withdrawals on account of this facility; and

(f)          a revolving debt service reserve facility from the EIB in the amount of €4.45 million granted by EIB under the Investment Plan for Europe, with a term ending on the earlier of: (i) September 30, 2033 or (ii) the date on which the commercial term loan set forth under (e) above has been repaid in full. Loans drawn from this facility will bear an annual interest of 6 month EURIBOR (with a zero floor) plus a margin, which is expected to be similar to the CFL Debt Service Reserve Facility under (b) above.

During the construction period, interest payments on the term, revolving debt and VAT facilities will be made on a monthly basis, and semi-annually thereafter (commencing March 31, 2021). The VAT facilities’ interest period, however, remains on a monthly basis. The agreements executed in connection with the Talasol Project Finance provide for mandatory prepayment upon the occurrence of certain events and various customary representations, warranties and covenants, including covenants to maintain a Historic and Projected DSCR not lower than 1.05:1, and not to make distributions in the event that: (i) the Historic and Projected DSCR will be lower than 1.15:1.0 and (ii) the Loan Life Cover Ratio will be lower than 1.20:1.0. The facilities provided by the EIB include certain other representations and undertakings mandated by applicable EU regulation.

The Talasol Project Finance documents require that security interests be provided in connection with the following: (i) Talasol’s shares (held by the Company’s wholly-owned subsidiary, Ellomay Luxembourg), (ii) pledges over accounts, (iii) pledges over Talasol Project’s documents, (iv) pledges over receivables under the shareholders loans, (v) security assignment of hedging claims and (vi) promissory equipment mortgage.

In connection with the Talasol Project Finance, Ellomay Luxembourg, and the parent company of Talasol and the Company undertook separately to (indirectly) retain at least 50.1% of the shares in Talasol and not to buy any debt of, or hedging claims against, Talasol from the entities providing the financing to the Talasol Project.

On April 30, 2019 Talasol entered into a swap agreement for an amount equal to at least 95% of the maximum amount of the term facilities and replacing the Euribor 6 month rate with a fixed 6 month rate of approximately 0.9412%.

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

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2019

Note 11 - Loans (cont’d)

A.	Loans details (cont’d)

        8.   On April 30, 2019, following the financial closing of Talasol Project and sale of 49% holdings of the Talasol Project, Talasol entered into a loan agreement with GSE 3 UK Limited and Fond-ICO Infraestructuras II, FICC (own 24.5%, respectively). The unpaid balance (principal and interest) of the loan will bear interest of Euribor 6 mount plus 5.27%. The maturity date of this loan is December 31, 2037. As of December 31, 2019, the amount of the loan is €46,622 thousand.

B.          The aggregate annual maturities are as follows:

	December 31	December 31
	2019	2018
	€ in thousands
Second year	7,656	6,069
Third year	5,274	5,847
Fourth year	5,342	6,040
Fifth year	5,242	6,163
Sixth year and thereafter	65,668	36,109

Long-term loans	89,182	60,228
Current maturities	4,138	5,864
	93,320	66,092

C.
In order to minimize the interest-rate risk resulting from liabilities to banks and financing institutions in Italy linked to the Euribor, the Company executed swap transactions. For more information , see Note 21.

D.            Movement in liabilities deriving from financing activities

		Liabilities
		Loans and
	Note	borrowings	Debentures	Total
		€ in thousands
Balance as at January 1, 2019		66,092	51,343	117,435
Changes from financing cash flows
Proceeds from issue of debentures	12	-	22,317	22,317
Repayment of Debentures	12	-	(9,836)	(9,836)
Receipt of loans	11	63,821	-	63,821
Repayment of loans	11	(11,051)	-	(11,051)
Accrued interest	11	1,608	-	1,608
Transaction costs related to borrowings		223	2,101	2,324
Sale of Italian subsidiaries		(29,400)	-	(29,400)
Total net financing cash flows		91,293	65,925	157,218

Effect of changes in foreign exchange rates		2,027	5,659	7,686

Balance as at December 31, 2019		93,320	71,584	164,904

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2019

Note 12 - Debentures

A.          Composed as follows:

	December 31, 2019		December 31, 2018
	Face value	Carrying amount	Face value	Carrying amount
	€ in thousands		€ in thousands
Debentures	72,137	71,584	52,056	51,343
Less current maturities	26,928	26,773	8,975	8,758
Total long-term debentures	45,209	44,811	43,081	42,585

B.          Debentures – Details

Series A Debentures

On January 13, 2014, the Company issued NIS 120,000 thousand (approximately €25,170 thousand based on the euro/NIS exchange rate at that time) principal amount of unsecured non-convertible Series A Debentures (“Series A Debentures“) through a public offering that was limited to residents of Israel. The gross proceeds of the offering were approximately NIS 116,760 thousand (approximately €24,490 thousand, at the date of issuance) and the net proceeds of the offering, net of related expenses such as consultancy fee and commissions were approximately NIS 114,700 thousand (approximately €24,059 thousand).

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

2.
The ratio of (a) the short-term and long-term debt from banks, in addition to the debt to holders of debentures issued by us and any other interest-bearing financial obligations, net of cash and cash equivalents and short-term investments and net of project finance, including hedging transactions in connection with such project finance, of the Company’s subsidiaries, or, together, the Net Financial Debt, to (b) the Company’s equity, on a consolidated basis, plus the Net Financial Debt, shall not exceed a rate of 65%; and

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2019

Note 12 – Debentures (cont’d)

B.          Debentures – Details (cont'd)

Series A Debentures (cont’d)

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

In December 2019, the Company announced the early repayment of  the entire outstanding principal of the Company’s Series A Debentures pursuant to the terms of the deed of trust governing these Debentures.

The early repayment amount was the sum of approximately NIS 80.1 million (approximately €20.8 million) in principal, the sum of approximately NIS 0.05 million (approximately €0.01 million) in accrued interest and a prepayment charge of approximately NIS 5.7 million (approximately €1.5 million), amounting to an aggregate repayment amount of approximately NIS 85.9 million (approximately €22.3 million). On December 30, 2019 the funds designated for such repayment were transferred to the nominee company.

Series B Debentures

On March 14, 2017, the Company issued Series B Nonconvertible Debentures due June 30, 2024 in a public offering in Israel in the aggregate principal amount of NIS 123,232,000 (approximately €31.7 million based on the euro/NIS exchange rate at that time). The gross proceeds of the offering were NIS 123,232,000 and the net proceeds of the offering, net of related expenses such as consultancy fee and commissions (partially paid in 2016), were approximately NIS 121.4 million (approximately €31.2 million). The Series B Debentures originally bore a fixed annual interest rate of 3.44% and are not linked to the Israeli CPI or otherwise. The Series B Debentures are traded on the TASE and have been rated Baa1.il /Stable, on a local scale, by Midroog Ltd.

The principal amount of Series B Debentures is repayable in six (6) annual installments as follows: on June 30 of each of the years 2019-2022 (inclusive) 15% of the Principal shall be paid, and on June 30 of each of 2023-2024 (inclusive) 20% of the Principal shall be paid, and is not linked to the CPI or otherwise. The Series B Debentures initially bore a fixed interest at the rate of 3.44% per year (that is not linked to the Israeli CPI or otherwise), payable semi-annually on June 30 and December 31 of each of the years 2017 through June 30, 2024 (inclusive). On November 13, 2017, following a rating downgrade of the Company’s Debentures from ilA- to ilBBB+ (by the previous rating company that rated the Series B Debentures, Standard & Poor’s Maalot Ltd.), the Series B Debentures fixed annual interest rate was increased by 0.25% to 3.69%.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2019

Note 12 – Debentures (cont’d)

B.          Debentures – Details (cont'd)

Series B Debentures (cont’d)

The Series B Deed of Trust includes customary provisions and also includes the following: (i) a negative pledge such that the Company may not place a floating charge on all of the Company’s assets, subject to certain exceptions, (ii) an obligation to pay additional interest for certain security rating downgrades, up to an increase of 1% for a decrease of four rating levels compared to the rating at the time of issuance of the Series B Debentures and (iii) an obligation to pay additional interest for failure to maintain certain financial covenants, with an increase of 0.5% for the period in which the Company do not meet each standard and up to an increase of 1% in the annual interest (with a cap on the combined increase in interest due to security rating downgrades and failure to meet financial covenants of 1.75%).

The Series B Deed of Trust does not restrict the Company’s ability to issue any new series of debt instruments, other than in certain specific circumstances, and enables us to expand the Series B Debentures subject to maintaining the rating assigned to the Series B Debentures and to the Company’s continued compliance with the financial covenants included in the Series B Deed of Trust and provided that the Company are not in default of any of the immediate repayment provisions included in the Series B Deed of Trust or in material default of the Company’s obligations to the holders of the Series B Debentures pursuant to the terms of the Series B Deed of Trust.

The Series B Deed of Trust further includes a number of customary causes for immediate repayment, including a default in connection with certain financial covenants for two consecutive financial quarters and includes a mechanism for the update of the annual interest rate of the Series B Debentures in the event the Company do not meet certain financial standards. The financial covenants are as follows:

1.	the Company’s balance sheet equity, on a consolidated basis, shall not be less than $55 million;

2.
The ratio of (a) the short-term and long-term debt from banks, in addition to the debt to holders of debentures issued by us and any other interest-bearing financial obligations, net of cash and cash equivalents and short-term investments and net of financing of projects, including hedging transactions in connection with such financing, of the Company’s subsidiaries, or, together, the Net Financial Debt, to (b) the Company’s equity (which the Company calculate in line with the definition of balance sheet equity in the Series B Deed of Trust), on a consolidated basis, plus the Net Financial Debt, commencing from the financial results for September 30, 2018 – shall not exceed the rate of 60% for purposes of the immediate repayment provision and shall not exceed the rate of 55% for purposes of the annual interest update provision; and

3.
The ratio of (a) the Company’s equity (which the Company calculate in line with the definition of balance sheet equity in the Series B Deed of Trust), on a consolidated basis, to (b) the Company’s balance sheet, on a consolidated basis, commencing from the financial results for September 30, 2018 – shall not be less than a rate of 25% for purposes of the immediate repayment provision and shall not be less than a rate of 30% for purposes of the annual interest update provision.

On September 25, 2019, the Company published the Company’s pro forma statement of financial position as at June 30, 2019, which indicated that the ratio of the Company’s equity (which the Company calculate in line with the definition of Balance Sheet Equity in the Series B Deed of Trust) to balance sheet as at June 30, 2019 was 29.2%, triggering a right of the holders of the Company’s Series B Debentures to an increase in the annual interest rate applicable to the Series B Debentures of 0.5% until such time as the Company publish financial results reflecting an increase in such ratio to a minimum of 30%.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2019

Note 12 – Debentures (cont’d)

B.	Debentures – Details (cont'd)

Series B Debentures (cont’d)

On December 31, 2019, the Company published the Company’s pro forma statement of financial position as at September 30, 2019, which indicated that the ratio of the Company’s equity, as set forth above, to balance sheet as of September 30, 2019 was 31.6%, triggering a decrease in the annual interest rate applicable to the Series B Debentures of 0.5% to its previous rate of 3.69%.

The Series B Deed of Trust includes similar conditions to the Company’s ability to make distributions (as such term is defined in the Companies Law, e.g. dividends), to the Company’s shareholders as are included in the Series A Deed of Trust and set forth above.

As of December 31, 2019, the financial covenants were met.

In order to manage the currency risk resulting from the Series B Debentures, which are denominated in NIS, the Company executed currency swap transactions in April 2017. The Company exchanged Series B Debentures NIS denominated notional principal in the aggregate amount of NIS 83,232 thousand (approximately €21,452 thousand, based on the NIS/euro exchange rate as at December 31, 2019) with a euro notional principal. Such currency swap transactions qualify for hedge accounting.

Series C Debentures

On July 25, 2019, the Company issued Series C Debentures due June 30, 2025 in a public offering in Israel in the aggregate principal amount of NIS 89,065 thousand (approximately €22,690 thousand based on the Euro /NIS exchange rate at that time). The Series C Debentures bear fixed interest at the rate of 3.3% per year and are not linked to the Israeli CPI or otherwise. The gross proceeds of the offering were NIS 89,065 thousand and the net proceeds of the offering, net of related expenses such as consultancy fee and commissions, were approximately NIS 87,600 thousand (approximately €22,317 thousand). The principal amount of Series C Debentures is repayable in five (5) unequal annual installments as follows: on June 30, 2021 10% of the principal shall be paid, on June 30 of each of the years 2022 and 2023, 15% of the principal shall be paid and on June 30 of each of the years 2024 and 2025, 30% of the principal shall be paid. The Series C Debentures bear a fixed interest at the rate of 3.3% per year (that is not linked to the Israeli CPI or otherwise), payable semi-annually on June 30 and December 31 commencing December 31, 2019 through June 30, 2025 (inclusive).

The Series C Deed of Trust includes customary provisions, including (i) a negative pledge such that the Company may not place a floating charge on all of the Company’s assets, subject to certain exceptions and (ii) an obligation to pay additional interest for failure to maintain certain financial covenants, with an increase of 0.25% for the period in which the Company do not meet each standard and up to an annual increase of 0.5%. The Series C Deed of Trust does not restrict the Company’s ability to issue any new series of debt instruments, other than in certain specific circumstances, and enables us to expand the Series C Debentures provided that: (i) the Company are not in default of any of the immediate repayment provisions included in the Series C Deed of Trust or in breach of any of the Company’s material obligations to the holders of the Series C Debentures pursuant to the terms of the Series C Deed of Trust, (ii) the expansion will not harm the Company’s compliance with the financial covenants included in the distribution undertaking Series C Deed of Trust and (iii) to the extent the Series C Debentures are rated at the time of the expansion, the expansion will not harm the rating of the existing Series C Debentures.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2019

Note 12 – Debentures (cont’d)

A.	Debentures – Details (cont'd)

Series C Debentures (cont’d)

The Series C Deed of Trust includes a number of customary causes for immediate repayment, including a default with certain financial covenants for two consecutive financial quarters, and includes a mechanism for the update of the annual interest rate of the Series B Debentures in the event the Company do not meet certain financial standards. The financial covenants are as follows:

1.
the Company’s balance sheet equity, on a consolidated basis, shall not be less than €50 million for purposes of the immediate repayment provision and shall not be less than €60 for purposes of the annual interest update provision;

2.
The ratio of (a) the short-term and long-term debt from banks, in addition to the debt to holders of debentures issued by us and any other interest-bearing financial obligations, net of cash and cash equivalents and short-term investments and net of financing of projects, including hedging transactions in connection with such financing, of the Company’s subsidiaries, or, together, the Net Financial Debt, to (b) the Company’s equity (which the Company calculate in line with the definition of Balance Sheet Equity in the Series C Deed of Trust), on a consolidated basis, plus the Net Financial Debt, or the Company’s CAP, Net, to which the Company refer herein as the Ratio of Net Financial Debt to CAP, Net, shall not exceed the rate of 67.5% for purposes of the immediate repayment provision and shall not exceed a rate of 60% for purposes of the annual interest update provision; and

3.
The ratio of (a) the Company’s Net Financial Debt, to (b) the Company’s earnings before financial expenses, net, taxes, depreciation and amortization, where the revenues from the Company’s operations, such as the Talmei Yosef project, are calculated based on the fixed asset model and not based on the financial asset model (IFRIC 12), and before share-based payments, based on the aggregate four preceding quarters, or the Company’s Adjusted EBITDA, to which the Company refer to herein as the Ratio of Net Financial Debt to Adjusted EBITDA, shall not be higher than 12 for purposes of the immediate repayment provision and shall not be higher than 10 for purposes of the annual interest update provision.

The Series C Deed of Trust includes similar conditions to the Company’s ability to make distributions to the Company’s shareholders as are included in the Series A and Series B Deeds of Trust and set forth above. the Company are also required to maintain the following financial ratios (which are calculated based on the same definitions applicable to the financial standards set forth above) after the distribution: (i) balance sheet equity not lower than €70 million, (ii) Ratio of Net Financial Debt to CAP, Net not to exceed 60%, and (iii) Ratio of Net Financial Debt to Adjusted EBITDA, shall not be higher than 8, and not to make distributions if the Company do not meet all of the Company’s material obligations to the holders of the Series C Debentures and if on the date of distribution and after the distribution a cause for immediate repayment exists.

As of December 31, 2019, the financial covenants were met.

C.          The aggregate annual maturities are as follows:

	December 31	December 31
	2019	2018
	€ in thousands
Second year	6,927	8,789
Third year	8,098	8,833
Fourth year	9,714	8,874
Fifth year	13,195	10,354
Sixth year and thereafter	6,877	5,735

Long-term loans	44,811	42,585
Current maturities	26,773	8,758
	71,584	51,343

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2019

Note 13 - Other Long-term Liabilities

	December 31	December 31
	2019	2018
	€ in thousands
Government authorities	-	209
Forward contracts closed (1)	1,767	1,731
Liabilities for employees benefits	28	19

	1,795	1,959

(1)
The Company closed euro/USD forward contracts with an accumulated loss of approximately €1,767 thousand (approximately $1,982 thousand) that are expected to be received between 2021 and 2022 (depending on the relevant dates of the forward positions).

Note 14 - Leases

Leases in which the Company is the lessee

The Company applies IFRS 16, Leases, as from January 1, 2019. The Company has lease agreements with respect to lessees of lands.

1.           Information regarding material lease agreements entered into during the period

a.
The Company leases land in Talmei Yosef from the Talmei Yosef Moshav for a period of approximately 25 years, on which the Talmei Yosef PV Plant is located. The contractual period of the aforesaid lease agreements ends on November 25, 2034. A lease liability in the amount of €1,606 thousand and right-of-use asset in the amount of €1,585 thousand have been recognized in the statement of financial positon as at December 31, 2019 in respect of leases of land.

b.
The Company leases land in Spain from private lessors for a period of approximately 16 years, on which it sets up photovoltaic sites. The contractual period of the aforesaid lease agreements ends on July 25, 2035. A lease liability in the amount of €1,177 thousand and right-of-use asset in the amount of €1,160 thousand have been recognized in the statement of financial positon as at December 31, 2019 in respect of leases of land.

c.
The Company leases land in Spain from the Municipality of Talaván for a period of approximately 42 years, on which it sets up photovoltaic sites. The contractual period of the aforesaid lease agreements ends on September 8, 2060. A lease liability in the amount of €12,844 thousand and right-of-use asset in the amount of €12,656 thousand have been recognized in the statement of financial positon as at December 31, 2019 in respect of leases of land.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2019

Note 14 - Leases (cont'd)

Leases in which the company is the lessee (cont'd)

2.          Right-of-use assets

	Talmei Yosef	Spain	Talasol	Italy	Total
	€ in thousands
Cost

Balance as at January 1, 2019	-	-	-	-	-
Additions	1,516	1,235	12,686	1,469	16,906
Disposals	-	-	-	(1,469)	(1,469)
Effect of changes in exchange rates	172	-	-	-	172
Balance as at December 31, 2019	1,688	1,235	12,686	-	15,609

Depreciation

Balance as at January 1, 2019	-	-	-	-	-
Depreciation for the year	103	75	30	113	321
Disposals	-	-	-	(113)	(113)
Balance as at December 31, 2019	103	75	30	-	208

Carrying amounts
As at January 1, 2018	-	-	-	-	-
As at December 31, 2018	-	-	-	-	-
As at December 31, 2019	1,585	1,160	12,656	-	15,401
3.          Lease liability

Maturity analysis of the company's lease liabilities

December 31, 2019
€ in thousands
Less than one year	225
One to five years	1,439
More than five years	13,963

Total	15,627

Current maturities of lease liability	225

Long-term lease liability	15,402

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2019

Note 14 - Leases (cont'd)

Leases in which the company is the lessee (cont'd)

4.           Additional information on leases

(a)          Amounts recognized in profit or loss

2019
€ in thousands
Interest expenses on lease liability	341

Total	341

(b)          Short-term leases

As mentioned in Note 3J regarding significant accounting policies, the Company accounts for short-term leases and leases of low-value assets as expense on a straight-line basis over the lease term, instead of a right-of-use asset and lease liability. These leases include office space.

Note 15 - Transactions and Balances with Related Parties

A.
On December 30, 2008, the Company's shareholders approved the terms of a management services agreement entered into among the Company, Kanir Joint Investments (2005) Limited Partnership ("Kanir") and Meisaf Blue & White Holdings Ltd. ("Meisaf"), a company controlled by the Company's chairman of the board and controlling shareholder,  effective as of March 31, 2008 (the "Management Agreement"). According to the Management Agreement, Kanir and Meisaf, through their employees, officers and directors, provide assistance to the Company in all aspects of the new operations process, including but not limited to, any activities to be conducted in connection with identification and evaluation of the business opportunities, the negotiations and the integration and management of any new operations and including discussions with the Company's  management to assist and advise them on such matters and on any matters concerning the Company's affairs and business and provide board services and chief executive officer services. In consideration of the performance of the management services and the board services pursuant to the Management Agreement, the Company initially agreed to pay Kanir and Meisaf an aggregate annual management services fee in the amount of $250 thousand.

This annual management fee was increased to $400 thousand in June 2013 (approximately €356 thousand, based on the NIS/euro exchange rate as at December 31, 2019 following approval by the Audit Committee, Compensation Committee, Board of Directors and by the Company's shareholders at the shareholders' meeting held in June 2013. The current term of the Management Agreement is until June 17, 2022.

The Company sub-leases a small part of its office space to a company controlled by Mr. Shlomo Nehama, the Company's chairman of the Board and a controlling shareholder, at a price per square meter based on the price that it pays under its lease agreements. This sub-lease agreement was approved by the Company's Board of Directors.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2019

Note 15 - Transactions and Balances with Related Parties (cont'd)

B.	Compensation to key management personnel and interested parties (including directors)

Directors and officers participate in the Company’s share option programs. For further information see Note 17 regarding share-based payments.

Compensation to key management personnel and interested parties that are employed by the Company:

	Year ended December 31
	2019		2018		2017
	Number of		Number of		Number of
	People	Amount	People	Amount	People (*)	Amount
		€ thousands		€ thousands		€ thousands
Short-term employee
Benefits	3	689	2	371	2	377
Post-employment
Benefits	2	56	2	48	2	57
Share-based payments	1	29	2	-	2	-

* Including retired employees that were not employed throughout the entire year.

Compensation to key management personnel (including directors but excluding compensation paid under the Management Agreement) that are not employed by the Company:

	Year ended December 31
	2019		2018		2017
	Number of		Number of		Number of
	people	Amount	people	Amount	People (*)	Amount
		€ thousands		€ thousands		€ thousands
Total compensation to
directors not employed
by the Company	3	72	3	49	3	35
share-based payments	3	9	3	5	3	14

C.          Debts and loans to related and interested parties

					Interest income recognized in statement of
	The terms of the loan		Balance as at December 31		income for the year ended December 31
	Interest	Linkage
	rate	base	2019	2018	2019	2018	2017
	%		€ thousands
Dori Energy	8.1 (*)	NIS+CPI	10,595	9,189	814	1,130	1,158

(*)  See Note 6A

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2019

Note 16 - Equity

A.          Composition of share capital

	December 31, 2019			December 31, 2018			December 31, 2017
		Issued and			Issued and			Issued and
	Authorized	Outstanding(1)		Authorized	outstanding(1)		Authorized	Outstanding
Number of shares
Ordinary shares
Of NIS 10.00 par value each	17,000,000	11,737,140	(1)	17,000,000	10,675,508	(1)	17,000,000	10,675,508	(1)

(1)
Net of treasury shares as follows: 258,046 Ordinary shares as of December 31, 2019, 2018 and 2017, all of which have been purchased according to share buyback programs that were authorized the Company's Board of Directors.

On July 17, 2019, the Company issued 800,000 ordinary shares to several Israeli qualified investors in a private placement undertaken in accordance with Regulation S of the Securities Act. The price per share was set at NIS 39.20 and net proceeds were approximately NIS 31,100 thousand (approximately €7,807 thousand based on the Euro /NIS exchange rate at that time) (net of related expenses such as consultancy fee and commissions of approximately NIS 200 thousand (approximately €50 thousand based on the Euro /NIS exchange rate at that time).

B.          Rights attached to shares:

1.	Voting rights at the general meeting, right to dividend and rights upon liquidation of the Company.

2.
Commencing August 22, 2011, the Company’s ordinary shares have been listed on the NYSE American (formerly the NYSE MKT and the NYSE Amex). On October 27, 2013, the Company's ordinary shares were also listed for trading on the Tel Aviv Stock Exchange in Israel.

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

Notes to the Consolidated Financial Statements as at December 31, 2019

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

In May 2015, the Company’s Board of Directors approved the repurchase of up to $3,000 thousand (approximately €2,700 thousand) of the Company’s ordinary shares. The authorized repurchases were to be made from time to time in the open market on the NYSE American and Tel Aviv Stock Exchange or in privately negotiated transactions. The timing, volume and nature of share repurchases were at the sole discretion of management and will be dependent on regulatory restrictions, market conditions, the price and availability of the Company’s ordinary shares, applicable securities laws and other factors, including compliance with the terms of the Series A and Series B Debentures, which were then outstanding. The buyback program did not obligate the Company to acquire a specific number of shares in any period. As of December 31, 2019, the Company repurchased 172,391 ordinary shares at an aggregate purchase price of $1,477 thousand (approximately €1,332 thousand) in the NYSE American under this buyback program.

On March 23, 2016, the Company announced the decision to distribute a cash dividend in the amount of $0.225 per share (an aggregate distribution of approximately $2.4 million). The Company distributed this dividend in April 2016.

The Company did not declare or pay a cash dividend during 2017 and did not repurchase any of its ordinary shares or declare or pay a cash dividend during 2018 and 2019.

Note 17 - Share-Based Payment

A.          Expenses recognized in the financial statements

The expenses recognized in the financial statements for services received from directors and employees is shown in the following table:

	Year ended December 31
	2019	2018	2017
	€ thousand
Expenses arising from share-based payment
Transactions	8	5	5

The share-based payments that the Company granted to its employees and directors are described below. The share option plans were extended for an additional ten-year period in 2018. Other than the extension, there have been no modifications or cancellations to any of the share options plans during 2019, 2018 or 2017. The amount recognized as an expense is adjusted to reflect the actual number of share options that are expected to vest.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2019

Note 17 - Share-Based Payment (cont'd)

A.          Expenses recognized in the financial statements (cont’d)

The fair value of the options is estimated using a Black-Scholes options pricing model with the following weighted average assumptions:

	Year ended December 31
	2019	2018	2017
Dividend yield	0%	0%	0%
Expected volatility	0.428	0.384	0.342
Risk-free interest	1.73%	2.67%	1.34%
Expected life (in years)	2-3	2-3	2-3

All options granted during 2019, 2018 and 2017 were granted with exercise price equal to or higher than the market price on the date of grant. Weighted average fair values and exercise price of options on dates of grant are as follows:

	Equal market price
	2019	2018
	US$
Weighted average exercise prices	11.4	8.95

Weighted average fair value on grant date	3.4	2.1

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

As of December 31, 2019, 20,083 options are outstanding and 33,916 ordinary shares are available for future grants under the 1998 Plan.

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

As of December 31, 2019, options to purchase 14,803 ordinary shares are outstanding and 580,206 ordinary shares are available for future grants under the 2000 Plan. Options that are cancelled or forfeited become available for future grant.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2019

Note 17 - Share-Based Payment (cont'd)

C.          Changes during the year:

The following table lists the number of share options, the weighted average exercise prices of share options during the current year:

	2019		2018		2017
		Weighted		Weighted		Weighted
		Average		average		Average
	Number of	Exercise	Number of	exercise	Number of	Exercise
	options	Price	options	price	options	Price
		US$		US$		US$
Outstanding at
beginning of year	27,169	7.82	25,502	7.54	22,502	7.34
Granted during
the year	18,303	11.41	3,000	8.95	3,000	9.02
Exercised during
the year	(3,586)	6.27	-	-	-	-
Expired during
the year	(7,000)	8.25	(1,333)	5	-	-

Outstanding at
end of year	34,886	9.83	27,169	7.82	25,502	7.54

Exercisable at
end of year	16,583	8.09	24,169	7.68	22,502	7.34

D.
The weighted average remaining contractual life for the share options outstanding as of December 31, 2019 was 7.33 years (as of December 31, 2018 was 5.51 years and as of December 31, 2017 was 5.72 years).

E.	The range of exercise prices for share options outstanding as of December 31, 2019: $5.55- $13 (as of December 31, 2018 and as of December 31, 2017 was $4.7- $9.37).

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2019

Note 18 - Details of the Statements of Profit or Loss and Other Comprehensive Income (Loss)

A.          Financing income and expenses:

1.          Financing income

	For the year ended December 31
	2019	2018	2017
	€ in thousands
Interest Income and consumer price index in Israel in connection to concession project	1,757	1,948	789
Interest income	70	291	544
Change in fair value of derivatives, net	897	494	-
Gain from exchange rate differences, net	-	697	-
Total financing income	2,724	3,430	1,333

2.          Financing expenses

	For the year ended December 31
	2019	2018	2017
	€ in thousands
Change in fair value of derivatives, net	-	-	3,156
Swap interest	270	206	110
Debentures interest and related expenses	4,696	2,604	2,753
Interest on loans	2,666	2,330	776
Consumer price index in Israel for loan	102	171	-
Bank charges and other commissions	585	210	180
Forward loss	513	-	-
Loss from exchange rate differences, net	2,045	-	3,586
Total financing expenses	10,877	5,521	10,561

B.          Operating Costs, Depreciation and Amortization

	For the year ended December 31
	2019	2018	2017
	€ in thousands
Depreciation from fixed assets	5,744	5,500	4,518
Depreciation from Right-of-use assets	321	-	-
Amortization	351	316	-
Professional services	663	375	210
Annual rent	9	390	267
Operating and maintenance services	5,322	4,942	1,574
Insurance	344	245	203
Other	300	390	295
Total operating costs	13,054	12,158	7,067

C.          General and administrative expenses

	For the year ended December 31
	2019	2018	2017
	€ in thousands
Salaries and related compensation	1,324	1,016	1,030
Professional services	1,978	2,185	1,255
Other	525	399	135
Total general and administrative expenses	3,827	3,600	2,420

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2019

Note 18 - Details of the Statements of Profit or Loss and Other Comprehensive Income (Loss) (Cont'd)

D.          Other income (expense), net

	For the year ended December 31
	2019	2018	2017
	€ in thousands
Other income in connection with the A.R.Z. electricity pumped storage project (see Note 6B)	-	73	18
Compensation from contractor (*)	-	811	-
Other (**)	(2,100)	-	-
Total other income, net	(2,100)	884	18

(*) Compensation from EPC and O&M contractor of the Company's Biogas projects in Netherlands due to deficiencies in the operation of these projects.

(**)Indemnification in the amount of up to €2,100 thousand in connection with potential incentive reduction under limited circumstances in one of the Italian subsidiaries that was sold on December 20, 2019. In connection with such indemnification, the Company recorded expenses in the amount of approximately €2,100 thousand (see Note 6C).

E.          Revenues

	For the year ended December 31
	2019	2018	2017
	€ in thousands
Revenues from the sale of solar electricity	13,069	12,593	13,150
Revenues from the sale of gas and power produced by anaerobic digestion plants	4,786	4,483	303
Revenues from concessions project	1,133	1,041	183
Total Revenues	18,988	18,117	13,636

Note 19 - Taxes on Income

A.          Regional Taxation

Israeli taxation
Presented hereunder are the tax rates relevant to the Company in the years 2017-2019:
2017 – 24%, 2018 – 23% and 2019 – 23%.

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

Notes to the Consolidated Financial Statements as at December 31, 2019

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

Dutch tax laws provide for an Energy Investment Allowance (“EIA”) – a tax advantage for companies in the Netherlands that invest in energy-efficient technology that meet the Energy List requirements, allowing a deduction of 58% of the investment costs from the corporate income, on top of the usual depreciation. The right to the EIA is declared with the tax return, provided the investment is timely reported to the Netherlands Enterprise Agency.

B.          Composition of income tax benefit (taxes on income):

	For the year ended December 31
	2019	2018	2017
	€ in thousands
Current tax income (expense)
Current year	(741)	(438)	(494)
Adjustments for prior years, net	(14)	26	1,044
	(755)	(412)	550
Deferred tax income
Creation and reversal of temporary differences	1,042	197	(922)

Actual Tax benefit (tax on income)	287	(215)	(372)

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2019

Note 19 - Taxes on Income (cont’d)

C.          Reconciliation between the theoretical tax on the pre-tax profit and the tax expense:

	2019	2018	2017
	€ in thousands

Profit (loss) before taxes on income	9,497	819	(6,269)
Primary tax rate of the Company	23%	23%	24%
Tax calculated according to the Company’s primary tax rate	(2,184)	(188)	1,505

Additional tax (tax saving) in respect of:
Different tax rate of foreign subsidiaries	(11)	45	(106)
Neutralization of tax calculated in respect of the Company’s share in profits of equity accounted investees	710	585	367
Changes in deferred taxes for tax losses and benefits from previous years for which deferred taxes were not created in the past	3,681	-	(448)
Change in temporary differences for which deferred tax were not recognized	(166)	(576)	(359)
Current year tax losses and benefits for which deferred taxes were not created	(1,740)	(136)	(1,142)
Tax benefit (taxes) in respect to previous years and others	(3)	55	(189)

Actual Tax benefit (tax on income)	287	(215)	(372)

D.          Carry forward tax losses:

As of December 31, 2019, Ellomay Capital Ltd. had available carry forward tax losses, carry forward capital tax losses and deductions aggregating to approximately €600 thousand, which have no expiration date. Such carry tax losses are following a decrease of approximately €20,000 thousand as a result of a tax inspection and a final settlement reached with the tax authorities in 2018.

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

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2019

Note 19 - Taxes on Income (cont’d)

E.          Deferred taxes:

					Carry-
	Financial	Fixed	Long term	Swap	forward tax
	assets	assets	loans	contract	losses	Total
	€ in thousands
Balance of deferred tax asset (liability)
as at January 1, 2019	(6,935)	(1,916)	710	198	4,147	(3,796)
Changes recognized in profit or loss	719	865	(97)	(27)	(418)	1,042
Changes recognized due to sale of operation	-	(243)	(613)	(261)	(555)	(1,672)
Changes recognized in other comprehensive income	(756)	-	-	768	232	244
Balance of deferred tax asset (liability) as at
December 31, 2019	(6,972)	(1,294)	-	678	3,406	(4,182)

					Carry-
	Financial	Fixed	Long term	Swap	forward tax
	assets	assets	loans	contract	losses	Total
	€ in thousands
Balance of deferred tax asset (liability)
as at January 1, 2018	(7,392)	(3,178)	2,020	117	4,228	(4,205)
Changes recognized due to business combination	-	-	-	-	2	2
Changes recognized in profit or loss	200	1,262	(1,310)	39	6	197
Changes recognized in other comprehensive income	257	-	-	42	(89)	210
Balance of deferred tax asset (liability) as at
December 31, 2018	(6,935)	(1,916)	710	198	4,147	(3,796)

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2019

Note 20 - Earnings Per Share

The calculation of basic earnings per share as at December 31, 2019, December 31, 2018 and December 31, 2017was based on the profit attributable to the Company’s ordinary shareholders divided by a weighted average number of ordinary shares outstanding, calculated as follows:

	For the year ended December 31
	2019	2018	2017
	€ in thousands (other than share and per share data)
Net income (loss) attributed to owners of the Company	12,060	1,057	(6,115)

Weighted average ordinary shares outstanding (1)	11,064,847	10,675,508	10,675,757

Dilutive effect:
Stock options and warrants (2)	5,589	3,349	-

Diluted weighted average ordinary shares
Outstanding	11,070,436	10,678,857	10,675,757

Basic profit (loss) per share from continuing operations	1.09	0.10	(0.57)

Diluted profit (loss) per share from continuing operations	1.09	0.10	(0.57)

(1)	Net of treasury shares.

(2)	An amount of 3,198 dilutive stock options and warrants were not included in diluted loss per share because they are anti-dilutive for the year ended December 2017.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2019

Note 21 - Financial Instruments

A.	Overview

The Company has exposure to the following risks from its use of financial instruments:

•	Credit risk
•	Liquidity risk
•	Market risk

This note presents quantitative and qualitative information about the Company’s exposure to each of the above risks, and the Company’s objectives, policies and processes for measuring and managing risk.

In order to manage these risks and as described hereunder, the Company executes transactions in derivative financial instruments. Presented hereunder is the composition of the derivatives:

	For the year ended December
	2019	2018
	€ in thousands
Derivatives presented under current assets
Currency swap	94	-

Derivatives presented under non-current assets
Financial power swap	4,967	-
Currency swap	103	-
Forward contracts	92	-
	5,162	-

Derivatives presented under current liabilities
Currency swap	-	(192)
Swap contracts	(766)	(173)
	(766)	(365)
Derivatives presented under non-current liabilities
Forward contracts	(344)	(977)
Currency swap	-	(1,925)
Swap contracts	(6,919)	(459)
	(7,263)	(3,361)

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2019

Note 21 - Financial Instruments (cont’d)

The following table sets forth the details of the Company’s Forward and SWAP contracts with banking institutions:

	December 31, 2019
	Currency/	Currency/
	linkage/interest rate	Linkage/interest rate		Fair value - € in
	receivable	Payable	Date of expiration	thousand

Euro 17.6 million interest swap transaction for a period of 18 years, semi-annually.	Euribor 6 months	Fixed 1%	December 20, 2037	(907)
The principal of the interest rate swap transaction is based on a pre-determined sculptured repayment schedule in the maximum amount of Euro 131 million for a period of 12 years, semi-annually.	Euribor 6 months	Fixed 0.9412%	September 30, 2031	(6,778)
Forward Euro/USD contracts with an aggregate Euro denominated principal of Euro 18 million.	weighted average rate of approximately 1.18		November 2021	(252)
NIS 83.2 million currency swap transaction Euro/NIS for a period of 7 years, semi-annually.	NIS	Euro	June 2024	197
Financial power swap- Electricity price swap fixed for float	Electricity price in Spain	Fixed price	September 30, 2030	4,967

B.	Risk management framework

The Company's management and board of directors have overall responsibility for the establishment and oversight of the Company’s risk management framework.

C.	Credit Risk

As at December 31, 2019, the Company does not have any significant concentration of credit risk.

Cash and short-term deposits
As at December 31, 2019 and 2018, the Company had cash and cash equivalents in the amount of €44,509 thousand and €36,882 thousand, respectively. The Company’s cash and cash equivalents are deposited with financial institutions that received a credit rating (international rating scale). See also Note 4.

Marketable securities
As at December 31, 2019 and 2018, the Company invested in a traded Bond in an amount of €2,242 thousand and €2,132 thousand, respectively, with the intention to maintain the value of its liquid resources. See also Note 5.

Restricted cash
As at December 31, 2019 and 2018, the Company had a balance of current restricted cash in an amount of €22,162 thousand and €1,315 thousand, respectively, and a balance of non-current restricted cash of €10,956 thousand and €5,400 thousand, respectively. See also Note 5 and also Note 2 E for Reclassified comparative data.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2019

Note 21 - Financial Instruments (cont’d)

C.	Credit Risk (cont’d)

Trade and other receivables
As at December 31, 2019 and 2018, the Company had a balance of trade receivables of €805 thousand and €156 thousand, respectively. This balance mainly refers to the balance from the Israeli Electricity Authority for the PV Plant located in Israel and is due in 30 days. It is also referring to NEXUS or GNERA that represent the PV Plants located in Spain in its dealings with the Spanish National Energy Commission, and are due within 60 days from issuance.

As at December 31, 2019 and 2018, the Company had a balance of revenue receivables of €1,075 thousand and €3,830 thousand, respectively. This balance refers to amounts to be paid from several entities. In Italy, the amounts to be paid are from GSE, Italy's energy regulation agency. The incentives are paid through equal monthly installments in an amount of 90% of the average production of each plant in the relevant solar calendar year, based on the effective production before June 30th of the previous year, or if not available, on the basis of the regional forecast. The balance is paid within 60 days from the sending of the actual production data and in any event within June 30th of the subsequent year. On December 20, 2019, the Company sold ten Italian indirect wholly-owned subsidiaries. In Spain, the amounts to be paid are from NEXUS or GNERA that represent the PV Plants located in Spain in its dealings with the Spanish National Energy Commission. To the extent the facility is eligible to receive incentives (such as the Company’s existing four Spanish PV facilities), the incentives (consisting of an investment retribution and operational retribution) are paid on a monthly basis (commencing January) based on varying percentages of the accumulated incentives from the beginning of the fiscal year, provided that the entire amount of the incentives is required to be paid to the eligible entity by the end of June of the following fiscal year. In the Netherlands, the amounts to be paid are from Enterprice Agency that is responsible to pay the amount of subsidy for the Biogas installations in the Netherlands. The incentives are paid through equal monthly installments based on the effective production of the previous year for each plant, or if not available, on the basis of the regional forecast. The balance is paid within June 30th of the subsequent year.

The Company’s management closely monitors the economic and political environment in which it operates. As per the Company's management estimations there are no significant credit risks assigned to the trade receivables and income receivables as these amounts are due by governmental agencies.

As at December 31, 2019 and 2018, the Company had a balance of government authorities' receivables of €781 thousand and €2,706 thousand, respectively. This balance refers to VAT and withholding tax receivables in Italy, Spain, Israel and the Netherlands.

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

The Company has contractual commitments due to debentures issued, financing agreements and EPC and O&M agreements of its subsidiaries in Spain. See also Note 6, Note 11 and Note 12.

The following are the contractual maturities of financial liabilities at undiscounted amounts and based on the spot rates at the reporting date, including estimated interest payments. This disclosure excludes the impact of netting agreements:

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2019

Note 21 - Financial Instruments (cont’d)

D.	Liquidity risk (cont’d)

	December 31, 2019
	Carrying	Contractual	Less than			More than
	amount	cash flows	1 year	2 years	3-5 years	5 years
	€ in thousands
Non-derivative financial liabilities

Long term loans, including current maturities	93,320	100,415	5,075	9,041	19,154	67,145

Debentures	71,584	78,235	28,718	8,615	33,899	7,003

Lease liabilities	15,627	25,859	462	806	2,417	22,174

Trade payables and other accounts payable	2,928	2,928	2,928	-	-	-
	183,459	207,437	37,183	18,462	55,470	96,322

Derivative finance liabilities

Forward contracts	252	252	-	252	-	-

Swap contracts	7,685	7,685	766	2,682	2,172	2,065
	7,937	7,937	766	2,934	2,172	2,065

	December 31, 2018
	Carrying	Contractual	Less than			More than
	amount	cash flows	1 year	2 years	3-5 years	5 years
	€ in thousands
Non-derivative financial liabilities

Long term loans, including current maturities	66,092	71,826	7,350	7,805	22,501	34,170

Debentures	51,343	58,667	11,029	10,656	31,133	5,849

Trade payables and other accounts payable	4,819	4,819	4,819	-	-	-

	122,254	135,312	23,198	18,461	53,634	40,019

Derivative finance liabilities

Forward contracts	977	977	-	-	977	-

Currency swap	2,117	2,117	192	622	947	356

Swap contracts	632	632	173	263	155	41

	3,726	3,726	365	885	2,079	397

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2019

Note 21 - Financial Instruments (cont’d)

E.	Market risk

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

As a result of the Company's operations and presentation currency, the Company is exposed to the impact of exchange rate fluctuations of the Euro/USD and NIS/Euro on the Company's balance sheet.

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

In order to manage the foreign exchange exposure in USD, the Company executed several forward transactions, of which Euro/USD forward positions with an aggregate euro denominated principal of €18 million, with a weighted average rate of approximately 1.18 USD/EUR and expiration dates in November 2021.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2019

Note 21 - Financial Instruments (cont’d)

E.	Market risk (cont’d)

(1)	Foreign currency risk (cont’d)

(a)	The exposure to linkage and foreign currency risk

The Company's exposure to linkage and foreign currency risk except in respect of derivatives (see hereunder) was as follow:

	December 31, 2019
	Non-monetary/ Non finance	NIS(*)	Unlinked	EURO	Total
	€ in thousands

Current assets:
Cash and cash equivalents	-	23,385	1,517	19,607	44,509
Marketable securities	-	-	2,242	-	2,242
Short term deposits	-	6,446	-	-	6,446
Restricted cash	-	22,162	-	-	22,162
Asset from concession project	-	1,463	-	-	1,463
Financial asset short-term	-	1,418	-	-	1,418
Trade and other receivables	304	1,199	396	2,983	4,882
Non-current assets:
Investments in equity
accounted investees	26,131	7,430	-	-	33,561
Advances on account of
investments in process	883	-	-	-	883
Asset from concession project	-	27,122	-	-	27,122
Fixed assets	114,389	-	-	-	114,389
Right of use asset	-	1,585	-	13,816	15,401
Concession intangible asset	5,042	-	-	-	5,042
Restricted cash long-term	-	5,639	-	5,317	10,956
Deferred tax	2,285	-	-	-	2,285
Other assets	12,218	31	-	-	12,249
Derivatives	-	-	-	5,162	5,162
Current liabilities:
Loans and borrowings	-	(1,669)	-	(2,469)	(4,138)
Short-term debentures	-	(26,773)	-	-	(26,773)
Trade payables	-	(266)	-	(1,499)	(1,765)
Accrued expenses and
other payables	-	(3,519)	-	(1,491)	(5,010)
Non-current liabilities:
Lease liability	-	(1,529)	-	(13,873)	(15,402)
Long-term loans	-	(19,409)	-	(69,773)	(89,182)
Long-term debentures	-	(44,811)	-	-	(44,811)
Deferred tax	(6,467)	-	-	-	(6,467)
Derivatives	-	-	-	(7,263)	(7,263)
Other long-term liabilities	-	(28)	-	(1,767)	(1,795)
Total exposure in statement
of financial position in
respect of financial assets
and financial liabilities	154,785	(124)	4,155	(51,250)	107,566

(*) including items linked to CPI

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2019

Note 21 - Financial Instruments (cont’d)

E.	Market risk (cont’d)

(1)	Foreign currency risk (cont’d)

(a)	The exposure to linkage and foreign currency risk (cont’d)

	December 31, 2018
	Non-monetary/ Non finance	NIS(*)	Unlinked	EURO	Total
	€ in thousands

Current assets:
Cash and cash equivalents	-	287	937	35,658	36,882
Marketable securities	-	-	2,132	-	2,132
Restricted cash short-term and
restricted marketable securities	-	-	-	1,315	**1,315
Asset from concession project	-	1,292	-	-	1,292
Financial asset short-term	-	1,282	-	-	1,282
Trade and other receivables	1,279	780	531	10,033	12,623
Non-current assets:
Investments in equity
accounted investees	21,175	6,571	-	-	27,746
Advances on account of
investments in process	798	-	-	-	798
Asset from concession project	-	25,710	-	-	25,710
Fixed assets	87,220	-	-	-	87,220
Concession intangible asset	4,882	-	-	-	4,882
Restricted cash long-term	-	4,992	267	141	**5,400
Deferred tax	2,423	-	-	-	2,423
Other assets	1,055	-	-	400	1,455
Current liabilities:
Loans and borrowings	-	(1,622)	-	(4,242)	(5,864)
Short-term debentures	-	(8,758)	-	-	(8,758)
Trade payables	-	(24)	-	(2,102)	(2,126)
Accrued expenses and
other payables	-	(1,116)	-	(1,987)	(3,103)
Non-current liabilities:
Long-term loans	-	(18,314)	-	(41,914)	(60,228)
Long-term debentures	-	(42,585)	-	-	(42,585)
Deferred tax	(6,219)	-	-	-	(6,219)
Other long-term liabilities	-	(19)	-	(5,301)	(5,320)
Total exposure in statement
of financial position in
respect of financial assets
and financial liabilities	112,613	(31,524)	3,867	(7,999)	76,957
(*) Including items linked to CPI
(**) Reclassified, see Note 2 E

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2019

Note 21 - Financial Instruments (cont’d)

E.	Market risk (cont’d)

(1)	Foreign currency risk (cont’d)

(a)	The exposure to linkage and foreign currency risk (cont’d)

Information regarding significant exchange rates:

	For the year ended December 31
	Rate of		Rate of
	Change		Change
	%	Dollar	%	NIS
1 Euro in 2019	(2)	1.122	(9.6)	3.878
1 Euro in 2018	(4.4)	1.145	3.3	4.292

(b)	Sensitivity analysis

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

	December 31, 2019
	Increase	Decrease
	Equity	Equity
	€ thousands
Change in the exchange rate of:
5% in the USD	185	(185)
5% in NIS	412	(412)

	December 31, 2018
	Increase	Increase
	Equity	Equity
	€ thousands
Change in the exchange rate of:
5% in the USD	169	(169)
5% in NIS	(367)	367

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2019

Note 21 - Financial Instruments (cont’d)

E.	Market risk (cont’d)

(2)	Interest rate risk

The Company is exposed to changes in fair value, as a result of changes in interest rate in connection with its loans and borrowings. The debt instruments of the Company bear interest at variable rates.

The Company entered into various project finance agreements that are based on EURIBOR rate and therefore it may be affected by adverse movements in interest rates. The Company utilize interest rate swap derivatives to convert certain floating-rate debt to fixed-rate debt. The Company interest rate swap derivatives involve an agreement to pay a fixed-rate interest and receive a floating-rate interest, at specified intervals, calculated on an agreed notional amount that matches the amount of the original loan and paid on the same installments and maturity dates.

Sensitivity analysis

A change in interest rate would have increased (decreased) profit or loss by the amounts shown below:

	December 31,
	2019	2018
	Profit or loss	Profit or loss
	€ in thousands
Increase of 1%	580	1,012
Increase of 3%	1,701	2,604
Decrease of 1%	(542)	(581)
Decrease of 3%	(1,663)	(2,172)

(3)	Electricity market prices risk

As a result of the Company's operations in the electricity market, the Company is exposed to the impact of changes in the electricity prices.

In June 2018, Talasol executed a financial power swap in respect of approximately 80% of the output of the Talasol Project for a period of 10 years (the "PPA").The power produced by the Talasol Project is expected to be sold by Talasol in the open market for the then current market power price and the PPA is expected to hedge the risks associated with fluctuating electricity market prices by allowing Talasol to secure a certain level of income for the power production included under the PPA. The hedge transaction becomes effective on Talasol requesting that the counter party will fix the fixed price pursuant to the price adjustment mechanism. The PPA became effective in March 2019.

The fair value of the PPA is measured by discounting the future fixed and assessed cash flows, over the period of the contract and using market interest rates appropriate for similar instruments. The value is adjusted for the parties’ credit risks. The future prices are assessed the electricity field.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2019

Note 21 - Financial Instruments (cont’d)

F.	Fair value

(1)	Fair values versus carrying amounts

The carrying amounts of certain financial assets and liabilities, including cash and cash equivalents, other accounts receivables, pledged deposits, financial derivatives credit from banks and trade payables and other accounts payables are the same or proximate to their fair value.

The fair values of the other financial liabilities, together with the carrying amounts shown in the statement of financial position, are as follows:

	December 31, 2019
		Fair value
	Carrying				Valuation techniques for	Inputs used to
	amount	Level 1	Level 2	Level 3	determining fair value	determine fair value
	€ in thousands
Non-current liabilities:
Debentures	71,584	73,211	-	-
Loans from banks and others (including current maturities)	93,320	-	94,677	-	Discounting future cash flows by the market interest rate on the date of measurement.	Discount rate of Euribor+ 2.53%, fix rate for 5 years 2.9%-3.1% and 4.65% Linkage to Consumer price index in Israel

	164,904	73,211	94,677	-

	December 31, 2018
		Fair value
	Carrying				Valuation techniques for	Inputs used to
	amount	Level 1	Level 2	Level 3	determining fair value	determine fair value
	€ in thousands
Non-current liabilities:
Debentures	51,343	49,190	-	-
Loans from banks and others (including current maturities)	66,092	-	66,233	-	Discounting future cash flows by the market interest rate on the date of measurement.	Discount rate of Euribor+ 2.53%, Discount rate of Euribor+ 1.85%, fix rate for 5 years 2.9%-3.1% and 4.65% Linkage to Consumer price index in Israel

	117,435	49,190	66,233	-

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2019

Note 21 - Financial Instruments (cont’d)

F.	Fair value (cont'd)

(2)	Interest rates used for determining fair value

The interest rates used to discount estimated cash flows, when applicable, are based on the government yield curve at the reporting date plus an adequate credit spread, and were as follows:

December 31
2019	2018
%
Non-current liabilities:
Loans from banks	Euribor+ 2.53%	Euribor+ 2.53%
Loans from banks	4.65% Linkage to Consumer price index in Israel	4.65% Linkage to Consumer price index in Israel
Loans from banks	-	Euribor+ 1.85%
Loans from banks	fix rate for 5 years 2.9% - 3.1%	fix rate for 5 years 2.9% - 3.1%

(3)	Fair values hierarchy

The financial instruments presented at fair value are grouped into classes with similar characteristics using the following fair value hierarchy which is determined based on the source of data used in the measurement:

Level 1	-	Quoted prices (unadjusted) in active markets for identical assets or liabilities.
Level 2	-	Inputs other than quoted prices included within Level 1 that are observable either directly or indirectly.
Level 3	-	Inputs that are not based on observable market data (unobservable inputs).

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2019

Note 21 - Financial Instruments (cont’d)

F.	Fair value (cont'd)

(3)	Fair values hierarchy (Cont'd)

	December 31, 2019
	Level 1	Level 2	Level 3	Total	Valuation techniques for
	€ in thousands				determining fair value
Income receivable in connection with the A.R.Z. electricity pumped storage project (see Note 6B)	-	-	1,418	1,418
The fair value of the income receivable in connection with the A.R.Z. electricity pumped storage project was calculated according to the cash flows expected to be received in 4.5 years following the financial closing of the project, discounted at a weighted interest rate of 2.36% reflecting the credit risk of the debtor.

Marketable securities	-	2,242	-	2,242	Market price
Forward contracts	-	(252)	-	(252)
Fair value measured on the basis of discounting the difference between the forward price in the contract and the current forward price for the residual period until redemption using market interest rates appropriate for similar instruments, including the adjustment required for the parties’ credit risks.

Swap contracts	-	(7,685)	-	(7,685)
Fair value is measured by discounting the future cash flows, over the period of the contract and using market interest rates appropriate for similar instruments, including the adjustment required for the parties’ credit risks.

Currency swap	-	197	-	197
Fair value is measured by discounting the future cash flows, over the period of the contract and using market interest rates appropriate for similar instruments, including the adjustment required for the parties’ credit risks.

Dori Energy loan	-	-	10,595	10,595
The fair value is measured by discounting the expected future loan repayments and using market interest rates appropriate for similar instruments, including the adjustment required for the parties’ credit risks. The discounting rate was estimated at approximately 10% and the expected yearly change of Israeli Consumer Price Index, during the expected lifetime of the loan, was estimated at approximately 1%.

Financial power swap	-	-	4,967	4,967
Fair value is measured by discounting the future fixed and assessed cash flows, over the period of the contract and using market interest rates appropriate for similar instruments. The value is adjusted for the parties’ credit risks.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2019

Note 21 - Financial Instruments (cont’d)

F.	Fair value (cont'd)

(3)	Fair values hierarchy (Cont'd)

	December 31, 2018
	Level 1	Level 2	Level 3	Total	Valuation techniques for
	€ in thousands				determining fair value
Income receivable in connection with the A.R.Z. electricity pumped storage project (see Note 6B)	-	-	1,282	1,282
The fair value of the income receivable in connection with the A.R.Z. electricity pumped storage project was calculated according to the cash flows expected to be received in 4.5 years following the financial closing of the project, discounted at a weighted interest rate of 2.36% reflecting the credit risk of the debtor.

Marketable securities	-	2,132	-	2,132	Market price
Forward contracts	-	(977)	-	(977)
Fair value measured on the basis of discounting the difference between the forward price in the contract and the current forward price for the residual period until redemption using market interest rates appropriate for similar instruments, including the adjustment required for the parties’ credit risks.

Swap contracts	-	(632)	-	(632)
Fair value is measured by discounting the future cash flows, over the period of the contract and using market interest rates appropriate for similar instruments, including the adjustment required for the parties’ credit risks.

Currency swap	-	(2,117)	-	(2,117)
Fair value is measured by discounting the future cash flows, over the period of the contract and using market interest rates appropriate for similar instruments, including the adjustment required for the parties’ credit risks.

Dori Energy loan	-	-	9,189	9,189
The fair value is measured by discounting the expected future loan repayments and using market interest rates appropriate for similar instruments, including the adjustment required for the parties’ credit risks. The discounting rate was estimated at approximately 10% and the expected yearly change of Israeli Consumer Price Index, during the expected lifetime of the loan, was estimated at approximately 1%.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2019

Note 21 - Financial Instruments (cont’d)

F.	Fair value (cont'd)

(4)          Level 3 financial instruments carried at fair value

The table hereunder presents reconciliation from the beginning balance to the ending balance of financial instruments carried at fair value in level 3 of the fair value hierarchy:

Financial assets
Income receivable in connection with the A.R.Z. electricity pumped storage project

€ in thousands
Balance as at December 31, 2018	1,282

Foreign Currency translation adjustments	136

Balance as at December 31, 2019	1,418

Financial assets
Dori Energy loan
€ in thousands

Balance as at December 31, 2018	9,189

Total income recognized in profit or loss	413
Foreign Currency translation adjustments	993

Balance as at December 31, 2019	10,595

Financial assets
Financial power swap
€ in thousands

Balance as at December 31, 2018	-

Total income is recognized in other comprehensive income	4,967

Balance as at December 31, 2019	4,967

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2019

Note 22 - Operating Segments

The Company’s reportable segments, which form the Company’s strategic business units, are described below:

•
Photovoltaic power plants (PV Plants) – Operation of installations that convert the energy in sunlight into electrical energy as follows:  (i) approximately 22.6MWp aggregate installed capacity of photovoltaic power plants in Italy, that the Company sold on December 20, 2019, (ii) approximately 7.9MWp aggregate installed capacity of photovoltaic power plants in Spain, (iii) a photovoltaic power plant of approximately 9 MWp installed capacity in Israel and (iv) Talasol, which is constructing a photovoltaic plant with a peak capacity of 300 MW in the municipality of Talaván, Cáceres, Spain.

•
Dorad Energy Ltd. (Dorad) – 9.375% indirect interest in Dorad, which owns and operates a combined cycle power plant based on natural gas, with production capacity of approximately 860 MW, located south of Ashkelon, Israel.

•
Anaerobic digestion plants (Biogas) – Groen Gas Goor B.V. and of Groen Gas Oude-Tonge B.V., project companies operating anaerobic digestion plants with a green gas production capacity of approximately 375 Nm3/h, in Goor, the Netherlands and 475 Nm3/h, in Oude Tonge, the Netherlands, respectively.

•	Pumped storage hydro power plant (Manara) – 75% of a project to construct a 156 MW pumped storage hydro power plant in the Manara Cliff, Israel.

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

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2019

Note 22 - Operating Segments (cont’d)

Segment assets consist of current assets and fixed assets, as included in reports provided regularly to the chief operating decision maker.

	PV							Total
								reportable		Total
	Italy	Spain	Israel	Talasol	Biogas	Dorad	Manara	segments	Reconciliations	consolidated
	For the year ended December 31, 2019
	€ in thousands

Revenues	10,082	2,987	4,114	-	4,786	63,416	-	85,385	(66,397)	18,988
Operating expenses	(1,422)	(504)	(325)	-	(4,387)	(48,558)	-	(55,196)	48,558	(6,638)
Depreciation and amortization expenses	(3,668)	(903)	(2,271)	(30)	(1,353)	(5,031)	-	(13,256)	6,840	(6,416)
Gross profit (loss)	4,992	1,580	1,518	(30)	(954)	9,827	-	16,933	(10,999)	5,934
Project development costs										(4,213)
General and
administrative expenses										(3,827)
Share of profits (loss) of
equity accounted investee										3,086
Other income, net										(2,100)
Capital gain (loss)										18,770
Operating profit										17,650
Financing income										1,827
Financing income
(expenses) in connection
with derivatives, net										897
Financing expenses, net										(10,877)
Profit before taxes on
Income										9,497
Segment assets as at
December 31, 2019	-	16,324	38,942	118,848	18,463	116,561	2,473	311,611	(1,439)	310,172

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2019

Note 22 - Operating Segments (cont’d)

	PV							Total
								reportable		Total
	Italy	Spain	Israel	Talasol	Biogas	Dorad	Manara	segments	Reconciliations	consolidated
	For the year ended December 31, 2018
	€ in thousands

Revenues	9,560	3,033	4,011	-	4,483	58,063	-	79,150	(61,033)	18,117
Operating expenses	(1,579)	(574)	(507)	-	(3,682)	(44,600)	-	(50,942)	44,600	(6,342)
Depreciation and amortization expenses	(3,569)	(828)	(2,042)	-	(1,081)	(4,811)	-	(12,331)	6,515	(5,816)
Gross profit (loss)	4,412	1,631	1,462	-	(280)	8,652	-	15,877	(9,918)	5,959
Project development costs										(2,878)
General and
administrative expenses										(3,600)
Share of profits (loss) of
equity accounted investee										2,545
Other income, net										884
Operating profit										2,910
Financing income										2,936
Financing income
(expenses) in connection
with derivatives, net										494
Financing expenses, net										(5,521)
Profit before taxes on
Income										819
Segment assets as at December 31, 2018	54,539	16,799	34,258	15,169	18,879	105,246	2,318	247,208	(36,048)	211,160

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2019

Note 22 - Operating Segments (cont’d)

	PV						Total
							reportable		Total
	Italy	Spain	Israel	Dorad	Biogas	Manara	segments	Reconciliations	consolidated
	For the year ended December 31, 2017
	€ in thousands

Revenues	10,143	3,007	1,378	58,234	303	-	73,065	(59,429)	13,636
Operating expenses	(1,660)	(677)	(117)	(45,027)	(95)	-	(47,576)	45,027	(2,549)
Depreciation and amortization expenses	(3,567)	(828)	(447)	(4,817)	(111)	-	(9,770)	5,252	(4,518)
Gross profit	4,916	1,502	814	8,390	97	-	15,719	(9,150)	6,569
Project development costs									(2,739)
General and
administrative expenses									(2,420)
Share of pro loss of equity
accounted investee									1,531
Other income, net									18
Operating Profit									2,959
Financing income									1,333
Financing income
(expenses) in connection
with derivatives, net									(3,156)
Financing expenses, net									(7,405)
Loss before taxes
on Income									(6,269)

Segment assets as at December 31, 2017	59,441	16,779	37,903	114,282	16,882	2,386	247,673	(49,586)	198,087

Geographical information
The Company is domiciled in Israel and it operates in Israel, Italy and in Spain through its subsidiaries that own seventeen PV Plants, in the Netherlands through its subsidiaries that own anaerobic digestion plants and also in Israel through Dori Energy. On December 20, 2019, the Company sold ten Italian Subsidiaries, which own twelve photovoltaic plants with an aggregate nominal capacity of approximately 22.6 MW.

The following table lists the revenues from the Company's operations in Israel, the Netherlands, Italy and Spain:

	For the year ended December 31
	2019	2018	2017
	€ in thousands
Israel	1,133	1,041	183
The Netherlands	4,786	4,483	303
Italy	10,082	9,560	10,143
Spain	2,987	3,033	3,007
Total revenues	18,988	18,117	13,636

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2019

Note 22 - Operating Segments (cont’d)

Geographical information (cont’d)

The following table lists the fixed assets, net from the Company's operation:

	For the year ended December 31
	2019	2018
	€ in thousands
Israel	19	17
The Netherlands	17,043	17,464
Italy	-	44,986
Spain	109,545	24,753
Total fixed assets, net	126,607	87,220

Note 23 - Subsequent Events

a.
In February 2020, the Company issued 715,000 ordinary shares and warrants to purchase an additional 178,750 ordinary shares to several Israeli institutional investors in a private placement undertaken in accordance with Regulation S of the Securities Act of 1933, as amended. The price per share was set at NIS 70 (approximately €18.9). The warrants are exercisable for a period of one year, with an exercise price of NIS 80 (approximately €21.6) per ordinary share. The gross proceeds to the Company in connection with the private placement were NIS 50.05 million (approximately €13.5 million).

b.
In December 2019, COVID-19 was identified in Wuhan, China. This virus continues to spread globally and as of the end of March 2020, has spread to over 180 countries, including Spain and Italy, which as of the end of March 2020 have the highest numbers of deaths, and Israel. The spread of COVID-19 has resulted in the World Health Organization declaring the outbreak of COVID-19 as a “pandemic.” Many countries around the world, including Spain, Israel and Italy, have imposed quarantines and restrictions on travel and mass gatherings and curtailed and limited non-essential works in an attempt to slow the spread of the virus.

Although the Company’s operations have not thus far been materially adversely affected by the restrictions imposed by local governments and authorities in the countries in which the Company operate, in the event the restrictions continue our operations, including our projects under construction and development, may be adversely affected. The spread of COVID-19 and its implications may also affect our operations through changes in the prices of oil, resulting in a decrease in the electricity prices, reduction in demand for electricity, delays in construction of projects due to curtailment of work, limited availability of components required in order to operate or construct new projects, regulatory changes by countries affected by the virus, including changes in subsidies, collection delays, delays in obtaining permits, limited availability or changes in terms of financing for future projects, limited availability of corporate financing and lower returns on potential future investments.  As a result, our business and operating results could be negatively affected. The extent to which COVID-19 impacts our business will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others. For example, at the end of March 2020, the Spanish government issued orders stopping all construction works and other non-essential activities for two weeks, until Easter. The Company is closely monitoring the situation and evaluating the potential implications on its business operations.

c.
On March 30, 2020, the Company’s Board of Directors approved a plan to repurchase the Company’s Debentures in an aggregate amount of up to NIS 15 million (approximately €3.9 million) for a six month period. The timing, volume and nature of repurchases will be at the sole discretion of management and will depend on market conditions, the price and availability of our Debentures, and other factors.

Dorad Energy Ltd.

Financial Statements

As at December 31, 2019

Dorad Energy Ltd.

Financial Statements as at December 31, 2019

Contents

Somekh Chaikin
KPMG Millennium Tower
17 Ha’arba’a Street, PO Box 609
Tel Aviv 61006, Israel
+972 3 684 8000
Independent Auditors’ Report

The Board of Directors
Dorad Energy Ltd.

Report on the Financial Statements
We have audited the accompanying financial statements of Dorad Energy Ltd., which comprise the statements of financial position as of December 31, 2019 and 2018, and the related statements of profit or loss, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2019, and the related notes to the financial statements.

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

Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dorad Energy Ltd. as of December 31, 2019 and 2018, and its financial performance and its cash flows for each of the years in the three-year period ended December 31, 2019 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Change in Accounting Principle
As discussed in Note 2F to the financial statements in 2019, the Company adopted International Financial Reporting Standard 16, Leases. Our opinion is not modified with respect to this matter.

/s/ Somekh Chaikin
Somekh Chaikin
Certified Public Accountants (Israel)
Member Firm of KPMG International

Tel Aviv
February 27, 2020

Dorad Energy Ltd.

Statements of Financial Position

		December 31	December 31
		2019	2018
	Note	NIS thousands	NIS thousands
Current assets
Cash and cash equivalents	4	266,021	117,220
Trade and Income receivable	5	292,759	297,997
Other receivables	6	22,685	56,417
Financial derivatives		-	387
Total current assets		581,465	472,021

Non-current assets
Restricted deposit	13A1B	438,032	431,096
Prepaid expenses	13A2, 13A4	37,225	41,704
Fixed assets	7	3,698,716	3,869,800
Intangible assets		2,247	3,265
Right of use assets	18	64,161	-
Total non-current assets		4,240,381	4,345,865

Total assets		4,821,846	4,817,886

Current liabilities
Current maturities of loans from banks	8	231,380	*224,444
Current maturity of loans from related parties	11	-	17,805
Current maturities of lease liabilities	18	4,551	-
Trade payables	9	288,127	340,829
Other payables	10	10,509	5,966
Total current liabilities		534,567	589,044

Non-current liabilities
Loans from banks	8	2,803,975	*3,009,392
Long-term lease liabilities	18	54,052	-
Provision for dismantling and restoration		36,102	35,497
Deferred tax liabilities, net	12	170,676	122,803
Liabilities for employee benefits, net		160	160
Total non-current liabilities		3,064,965	3,167,852

Equity	14
Share capital		11	11
Share premium		642,199	642,199
Capital reserve for activities with controlling shareholders		3,748	3,748
Retained earnings		576,356	415,032

Total equity		1,222,314	1,060,990

Total liabilities and equity		4,821,846	4,817,886

/s/ Shouky Oren	/s/ Eli Asulin	/s/ David Bitton
Shouky Oren	Eli Asulin	David Bitton
Chairman of the	Chief Executive Officer	Chief Financial Officer
Board of Directors

Date of approval of the financial statements February 27, 2020. The accompanying notes are an integral part of the financial statements. * reclassified

Dorad Energy Ltd.

Statements of Profit or Loss

		Year ended December 31,
		2019	2018	2017
	Note	NIS thousands	NIS thousands	NIS thousands
Revenues		2,700,766	2,628,607	2,523,263

Operating costs of the power plant
Energy costs		708,662	687,431	616,221
Electricity purchase and infrastructure services		1,208,223	1,194,948	1,212,431
Depreciation and amortization		214,248	217,795	208,705
Other operating costs		151,116	136,705	122,345

Total cost of power plant		2,282,249	2,236,879	2,159,702

Profit from operating the power plant		418,517	391,728	363,561

General and administrative expenses	15	20,676	20,740	18,712

Operating profit		397,841	370,988	344,849

Financing income		4,237	24,650	3,195
Financing expenses		192,881	227,988	245,122
Financing expenses, net	16	188,644	203,338	241,927

Profit before taxes on income		209,197	167,650	102,922

Taxes on income	12	47,873	33,505	23,681

Profit for the year		161,324	134,145	79,241

The accompanying notes are an integral part of the financial statements.

Dorad Energy Ltd.

Statements of Changes in Equity

			Capital
			reserve for
			activities with
		Share	controlling	Retained
	Share capital	premium	shareholders	earnings	Total equity
	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands
For the year ended December 31, 2019

Balance as at January 1, 2019	11	642,199	3,748	415,032	1,060,990

Profit for the year	-	-	-	161,324	161,324

Balance as at December 31, 2019	11	642,199	3,748	576,356	1,222,314
For the year ended December 31, 2018

Balance as at January 1, 2018	11	642,199	3,748	280,887	926,845

Profit for the year	-	-	-	134,145	134,145

Balance as at December 31, 2018	11	642,199	3,748	415,032	1,060,990

For the year ended December 31, 2017

Balance as at January 1, 2017	11	642,199	3,748	201,646	847,604

Profit for the year	-	-	-	79,241	79,241

Balance as at December 31, 2017	11	642,199	3,748	280,887	926,845

The accompanying notes are an integral part of the financial statements.

Dorad Energy Ltd.

Statements of Cash Flows

	Year ended December 31,
	2019	2018	2017
	NIS thousands	NIS thousands	NIS thousands
Cash flows from operating activities:
Profit for the year	161,324	134,145	79,241
Adjustments:
Depreciation, amortization and fuel consumption	239,323	223,028	286,542
Taxes on income	47,873	33,505	23,681
Financing expenses, net	188,644	203,338	241,927
	475,840	459,871	552,150

Change in trade receivables	5,238	32,536	(35,465)
Change in other receivables	25,394	6,119	(84,857)
Change in trade payables	(57,719)	(81,273)	123,045
Change in other payables	4,543	304	(2,669)
	(22,544)	(42,314)	54

Net cash provided by operating activities	614,620	551,702	631,445

Cash flows from investing activities:
Proceeds from (payment for) settlement of financial derivatives	(4,551)	9,957	(10,596)
Insurance proceeds in respect of damage to fixed asset	8,336	20,619	38,742
Investment in long-term restricted deposits	(14,000)	(12,158)	(34,000)
Release of long-term restricted deposit	-	-	25,790
Investment in fixed assets	(60,476)	(79,855)	(121,361)
Investment in intangible assets	(939)	(222)	(413)
Interest received	4,213	3,497	1,268

Net cash used in investing activities	(67,417)	(58,162)	(100,570)

Cash flows from financing activities:
Repayment of lease liability principal	(8,513)	-	-
Repayment of loans from related parties	(17,704)	(160,326)	(39,628)
Repayment of loans from banks	(189,893)	(181,970)	(161,668)
Interest paid	(182,435)	(220,765)	(227,530)

Net cash used in financing activities	(398,545)	(563,061)	(428,826)

Net increase (decrease) in cash and cash equivalents	148,658	(69,521)	102,049

Effect of exchange rate fluctuations on cash and
cash equivalents	143	2,559	1,166
Cash and cash equivalents at beginning of year	117,220	184,182	80,967

Cash and cash equivalents at end of year	266,021	117,220	184,182

The accompanying notes are an integral part of the financial statements.

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2019

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

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2019

Note 1 – General (cont’d)

C.          Licenses and legal environment (cont’d)

2.
On January 8, 2018 the PUA published a decision regarding “Electricity Rates for Customers of IEC in 2018” which in accordance the average production component will increase by about 6% from January 15, 2018 and will remain in effect to the end of 2018. On December 24, 2018 the PUA published a decision regarding “Electricity Rates for Customers of IEC in 2019” which in accordance the average production component will increase by about 3.3% from January 1, 2019 and will remain in effect to the end of 2019. On December 23, 2019, the PUA published a decision regarding "Annual Electricity Rate Update 2020", which, among other things, averaged a 7.9% decrease in the production component as of January 1, 2020, and will remain in effect to the end of 2020.

Note 2 - Basis of Preparation

A.          Declaration of compliance with international financial reporting standards.

These financial statements have been prepared by the Company, in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.
These financial statements were authorized for issue by the Company’s Board of Directors on February 27, 2020.

B.          Functional and presentation currency

These financial statements are presented in NIS, which is the Company’s functional currency, and have been rounded to the nearest thousand. The NIS is the currency that represents the principal economic environment in which the Company operates.

C.          Basis of measurement

The financial statements have been prepared on the historical cost basis except for the following assets and liabilities:

•	Derivative financial instruments at fair value through profit or loss.
•	Deferred tax liabilities
•	Provisions

For further information regarding the basis of measurement of the above assets and liabilities, see Note 3, regarding Significant Accounting Policies.

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2019

Note 2 - Basis of Preparation (cont’d)

D.	Use of estimates and judgments

The preparation of financial statements in conformity with IFRSs requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

The preparation of accounting estimates used in the preparation of the Company’s financial statements requires management to make assumptions regarding circumstances and events that involve considerable uncertainty. Management of the Company prepares the estimates based on past experience, various facts, external circumstances, and reasonable assumptions according to the pertinent circumstances of each estimate. The estimates and their underlying assumptions are reviewed regularly. Changes in accounting estimates are recognized in the period in which the estimates were revised and in each future period affected. Information on assumptions made by the Company regarding the future and other main causes of uncertainty with regard to estimates for which there is a significant risk that their result will be a substantial adjustment of the book values of assets and liabilities during the next financial year.

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

Assessment of the probability of contingent liabilities
The Company makes provisions or eliminates provisions for contingent liabilities, among other things, based on the assumption that it is more likely than not that financial resources will be used for such liabilities.

Determination of the lease period
In order to determine the lease term, the Company takes into account the period in which the lease cannot be canceled, including extension options for which it is reasonably probable that they will be exercised and/or cancellation options for which it is reasonably probable that they will be exercised.
An increase or decrease in the initial measurement of a right-of-use lease asset and the lease liability and in the depreciation and financing expenses in subsequent periods. See Note 18 regarding leases.

Determining the discount rate of a lease liability
The Company discounts the lease payments using its incremental borrowing rate. An increase or decrease in the lease liability, right-of-use asset and depreciation and financing expenses recognized. See note 18 regarding lease.

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2019

Note 2 - Basis of Preparation (cont’d)

E.          Operating cycle period

The Company’s normal operating cycle is one year. As a result, current assets and current liabilities include items whose exercise date will take place in the Company’s normal operating cycle.

The accounting policies set out below have been applied consistently for all periods presented in these financial statements.

F.          Initial implementation of new standards and interpretations

Initial application of IFRS 16, Leases

As of January 1, 2019 (hereinafter: the "First Implementation Date"), the Company applies IFRS 16, Leases (hereinafter - "the Standard") which replaced IAS 17 Leases (in this paragraph: "IAS 17" or "the previous Standard").

The main effect of the implementation of the Standard is the cancellation of the existing requirement from lessees to classify the lease as operating (off-balance sheet) or as a financing and to present a uniform model for lessees for the accounting treatment of leases in a manner similar to that of financing leases in accordance with the previous Standard. Until the date of implementation of the Standard, the Company classified the leases in which it leases as operating leases, as it did not materially bear all the risks and returns of the assets.

In accordance with the Standard, For agreements where the Company is the Lessee, the Company recognizes a right to use asset and a lease liability at the inception of the lease contract for all leases in which the Company has the right to control the use of identified assets for a specified period of time, other than exceptions specified in the standard. Accordingly, the Company recognizes depreciation and amortization expenses in respect of a right to use asset, examines the need to record impairment in respect of a right of use asset in accordance with the provisions of IAS 36 and recognizes financing expenses in respect of a lease liability. Therefore, starting from the initial implementation date of the Standard, rental payments relating to assets leased under operating leases, which are presented mainly in the item "other operational costs" in the statement of profit or loss, are recognized as depreciation assets and depreciation expenses.

Starting from the date of initial application, the Company applies the Standard in retrospective adjusted application and without restating comparative figures. In respect of all the leases, the Company elected to apply the transitional provisions in such a manner that at the initial implementation date it recognized the liability according to the present value of the balance of the future lease payments discounted at its incremental interest rate to that date and concurrently recognized the asset as the right to use the lease at an amount equal to the liability. As a result, the adoption of the Standard had no effect on the Company equity at the date of initial implementation.

In addition, as part of the initial implementation, the Company chose to implement the lenience of maintaining the assessment of the existence of a lease according to the provisions of the previous regulations with respect to all existing agreements as at the date of initial implementation.

In measuring liabilities for leases, the company capitalized lease payments using the nominal incremental interest rate as of January 1, 2019. The range of capitalization rates used to measure lease liability ranges from 1.5% to 2.69% (weighted average of 2.41%). This range is affected by differences in the length of the lease period, differences in the company of assets, etc.

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2019

Note 2 - Basis of Preparation (cont’d)

F.          Initial implementation of new standards and interpretations (cont’d)

  Effect of application of the Standard as of January 1, 2019 and for the reporting period

As a result of the implementation of IFRS 16, in respect of leases classified as operating leases under IAS 17, the Company recognized the assets of the right to use assets and liabilities in respect of a lease as of January 1, 2019 in the amount of NIS 65,294 thousand and NIS 61,343 thousand respectively. In respect of prepaid lease payments, the Company reclassified these expenses from prepaid expenses to right to use assets in amount of NIS 2,484 thousand. In addition, in lieu of the recognition of rental expenses relating to such leases, the Company recognized in the period of one year ended December 31, 2019, additional depreciation expenses of approximately NIS 3,681 thousand and additional financing expenses of approximately NIS 1,631 thousand.

Note 3 - Significant Accounting Policies

The accounting policies set out below have been applied consistently for all periods presented in these financial statements, except Initial application of IFRS 16, Leases as explained in Note L below.

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

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2019

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

Loans and receivables include cash and cash equivalents and other receivables.

Cash and cash equivalents include cash balances available for immediate use and call deposits. Cash equivalents include short-term highly liquid investments (with original maturities of three months or less) that are readily convertible into known amounts of cash and are exposed to insignificant risks of change in value.

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2019

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

Notes to the Financial Statements as at December 31, 2019

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

Depreciation of fixed assets begins when it is available for use. This means that it should be in the location and condition necessary for it to be capable of operating in the manner intended by the management. As stated in Note 3c(1), the Company began to depreciate fixed assets from the day of the beginning of commercial operations, in accordance with the depreciation rates listed below. Depreciation is recognized in the profit and loss statement on a straight-line basis (unless otherwise stated) over the estimated useful life of each significant part of the fixed asset, since this method reflects the expected pattern of consumption of future economic benefits best embodied in the asset.

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2019

Note 3 - Significant Accounting Policies (cont’d)

C.	Fixed assets (cont’d)

3.	Depreciation (cont’d)

The estimated useful lives for the current period are as follows:

Depreciation
rate
(percentage)
Buildings and permanent connections	4
Turbine components	4 or by operating hours
Machinery, equipment and apparatus	mainly 4
Monitoring station	10
Spare parts	4
Backup diesel	upon usage
Leasehold improvements	10

Depreciation methods, useful lives and residual values are reviewed at each reporting period and adjusted when necessary.

D.           Intangible assets

1.	Recognition and measurement

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

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2019

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

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2019

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

The company revenues mainly include revenues from selling electricity to end customers and to the IEC and from providing availability to the system manager.

The following is the Company's policy regarding recognition of income, which is implemented as of January 1, 2018 following the implementation of IFRS 15:

Identifying the contract

The company accounts for a contract with a customer only when the following conditions are met:

(a)
The parties to the contract have approved the contract (in writing, orally or according to other customary business practices) and they are committed to satisfying the obligations attributable to them.

(b)	The company can identify the rights of each party in relation to the goods or services that will be transferred.
(c)          The company can identify the payment terms for the goods or services that will be transferred.
(d)	The contract has a commercial substance (i.e. the risk, timing and amount of the entity’s future cash flows are expected to change as a result of the contract).
(e)	It is probable that the consideration, to which the company is entitled to in exchange for the goods or services transferred to the customer, will be collected.

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2019

Note 3 - Significant Accounting Policies (cont’d)

I.	Revenues (cont’d)

Identifying performance obligations

On the contract’s inception date, the company assesses the goods or services promised in the contract with the customer and identifies as a performance obligation any promise to transfer to the customer one of the following:

(a)          Goods or services (or a bundle of goods or services) that are distinct.
(b)	A series of distinct goods or services that are substantially the same and have the same pattern of transfer to the customer.

The company identifies goods or services promised to the customer as being distinct when the customer can benefit from the goods or services on their own or in conjunction with other readily available resources and the company promise to transfer the goods or services to the customer is separately identifiable from other promises in the contract. In order to examine whether a promise to transfer goods or services is separately identifiable, the company examines whether it is providing a significant service of integrating the goods or services with other goods or services promised in the contract into one integrated outcome that is the purpose of the contract.

As part of agreements with customers for electricity sales, the company recognized one commitment in each agreement.

Variable consideration

The transaction price includes fixed amounts and amounts that may change as a result of discounts, refunds, credits, price concessions, incentives, penalties, claims and disputes and contract modifications that the consideration in their respect has not yet been agreed by the parties.

The Company includes variable consideration, or part of it, in the transaction price only when it is highly probable that its inclusion will not result in a significant revenue reversal in the future when the uncertainty has been subsequently resolved. At the end of each reporting period and if necessary, the Company revises the amount of the variable consideration included in the transaction price.

Revenue

The Company recognizes revenues when the customer obtains control over the goods or services that have been secured. The income is measured according to the amount of consideration to which the Company expects to be entitled in exchange for the transfer of goods or services promised to the customer, other than amounts collected in favor of third parties.

Identifying performance obligations

Revenue is recognized when the company identifies a performance obligation by transferring control over promised services to the customer. The Company transfers control of the services at a point in time, and accordingly recognizes in revenues at a point in time.

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

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2019

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

L.          Lease

Policy applicable as from January 1, 2019

(1)	Determining whether an arrangement contains a lease

On the inception date of the lease, the Company determines whether the arrangement is a lease or contains a lease, while examining if it conveys the right to control the use of an identified asset for a period in exchange for consideration. In its assessment of whether an arrangement conveys the right to control the use of an identified asset, the Company assesses whether it has the following two rights throughout the lease term:

(a)          The right to obtain substantially all the economic benefits from use of the identified asset; and
(b)          The right to direct the identified asset’s use.

For lease contracts that contain non-lease components, such as services or maintenance, that are related to a lease component, the Company elected to account for the contract as a single lease component without separating the components.

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2019

Note 3 - Significant Accounting Policies (cont’d)

L.           Lease (cont’d)

(2)	Leased assets and lease liabilities

Contracts that award the Company control over the use of a leased asset for a period in exchange for consideration, are accounted for as leases. Upon initial recognition, the Company recognizes a liability at the present value of the balance of future lease payments (these payments do not include certain variable lease payments), and concurrently recognizes a right-of-use asset at the same amount of the lease liability, adjusted for any prepaid or accrued lease payments, plus initial direct costs incurred in respect of the lease.

Since the interest rate implicit in the Company's leases is not readily determinable, the incremental borrowing rate of the lessee is used. Subsequent to initial recognition, the right-of-use asset is accounted for using the cost model and depreciated over the shorter of the lease term or useful life of the asset. The Company has elected to apply the practical expedient by which short-term leases of up to one year and/or leases in which the underlying asset has a low value, are accounted for such that lease payments are recognized in profit or loss on a straight-line basis, over the lease term, without recognizing an asset and/or liability in the statement of financial position.

(3)	The lease terms

The lease term is the non-cancellable period of the lease plus periods covered by an extension or termination option if it is reasonably certain that the lessee will or will not exercise the option, respectively.

(4)	Variable lease payments

Variable lease payments that depend on an index or a rate, are initially measured using the index or rate existing at the commencement of the lease and are included in the measurement of the lease liability. When the cash flows of future lease payments change as the result of a change in an index or a rate, the balance of the liability is adjusted against the right-of-use asset. Other variable lease payments that are not included in the measurement of the lease liability are recognized in profit or loss in the period in which the event or condition that triggers payment occurs.

(5)	Depreciation of right-of-use asset

After lease commencement, a right-of-use asset is measured on a cost basis less accumulated depreciation and accumulated impairment losses and is adjusted for re-measurements of the lease liability. Depreciation is calculated on a straight-line basis over the useful life or contractual lease period, whichever earlier, as follows: land 20.4 years, 11 years and offices 4 years.

(6)	Reassessment of lease liability

Upon the occurrence of a significant event or a significant change in circumstances that is under the control of the Company and had an effect on the decision whether it is reasonably certain that the Company will exercise an option, which was not included before in the lease term, or will not exercise an option, which was previously included in the lease term, the Company re-measures the lease liability according to the revised leased payments using a new discount rate. The change in the carrying amount of the liability is recognized against the right-of-use asset or recognized in profit or loss if the carrying amount of the right-of-use asset was reduced to zero.

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2019

Note 3 - Significant Accounting Policies (cont’d)

L.          Lease (cont’d)

Policy applicable before January 1, 2019

Leases, where the Company assumes substantially all the risks and rewards of ownership are classified as finance leases. Upon initial recognition the leased assets are measured, and a liability is recognized at an amount equal to the lower of its fair value and the present value of the minimum lease payments.

Other leases are classified as operating leases, and the leased assets are not recognized on the Company’s statement of financial position.

M.          Financing income and expenses

Interest income is recognized as it accrues using the effective interest method. Financing expenses include interest expenses on bank loans, bank commissions and change in time value regarding provisions.

In the statements of cash flows, interest received is presented as part of cash flows from investing activities. Interest paid is presented as part of cash flows from financing activities.

Foreign currency gains and losses and derivative hedging instruments on financial assets and financial liabilities, changes in the fair value of financial assets presented at fair value through the profit and loss and derivative hedging instruments which are recognized in profit and loss, are reported on a net basis as either financing income or financing expenses depending on whether foreign currency movements are in a net gain or net loss position.

N.          Transactions with controlling shareholder

Assets and liabilities included in a transaction with a controlling shareholder are measured at fair value on the date of the transaction. As the transaction is on the equity level, the Company includes the difference between the fair value and the consideration from the transaction in its equity.

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2019

Note 4 - Cash and Cash Equivalents

	December 31
	2019	2018
	NIS thousands	NIS thousands
Balance in banks	5	6
Deposits on demand	266,016	117,214

	266,021	117,220

Note 5 – Trade Receivables and Income receivable

	December 31
	2019	2018
	NIS thousands	NIS thousands
Trade receivables	360	39,677
Income receivable	292,602	258,320
	292,962	297,997
Provision for doubtful debt	(203)	-
	292,759	297,997

Note 6 - Other Receivables

	December 31
	2019	2018
	NIS thousands	NIS thousands
Government institutions	311	4,838
Receivables for insurance	3,555	13,819
Receivables for warranty	-	17,089
Advances to suppliers	272	298
Prepaid expenses	18,547	20,373

	22,685	56,417

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2019

Note 7 - Fixed Assets

A.          Composition

		Furniture	Leasehold
	Power plant	and equipment	improvements	Total
	NIS thousands
Cost
Balance as at January 1, 2018	4,799,566	2,538	736	4,802,840
Additions	78,479	184	8	78,671
Disposals	-	-	-	-
Balance as at December 31, 2018	4,878,045	2,722	744	4,881,511
Additions	60,016	397	63	60,476
Disposals
Balance as at December 31, 2019	4,938,061	3,119	807	4,941,987

Depreciation
Balance as at January 1, 2018	791,518	2,049	265	793,832
Additions	217,683	122	74	217,879
Disposals	-	-	-	-
Balance as at December 31, 2018	1,009,201	2,171	339	1,011,711
Additions	231,349	132	79	231,560
Disposals
Balance as at December 31, 2019	1,240,550	2,303	418	1,243,271
Carrying amounts
As at January 1, 2018	4,008,048	489	471	4,009,008
As at December 31, 2018	3,868,844	551	405	3,869,800
As at December 31, 2019	3,697,511	816	389	3,698,716

B.          Security

See Note 13C regarding a lien on the Company’s assets that serves as security for the liabilities of the Company and the shareholders to the Financing Parties.

C.          Provision for restoration and dismantling

Increase in the time value of the provision in the amount of about NIS 600 thousand was recognized within profit and loss as financing expenses.

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2019

Note 8 - Loans from Banks

Presented hereunder are contractual terms of the bank loans of the company and it carrying amounts. For further information regarding the company’s exposure to interest rate risks and liquidity risks see Note 17 – financial instruments.

Details regarding interest rates and linkage*

	Currency and linkage base		Carrying amount as at December 31
		31.12.2019
		Effective interest	2019	2018
		%	NIS thousands	NIS thousands
Loans from banks	CPI-linked	5.1%	3,035,355	3,233,836
Less current maturities (including	NIS
interest as at December 31)			231,380	**224,444

			2,803,975	**3,009,392

*   See also Note 13A(1) regarding credit terms and financial covenants.
** reclassified

1.
On February 14, 2018, the rating company announced that it would raise the rating to the Company senior debt. As a result of the increase in the rating and in accordance with the financing agreements with the financing entities, The Annual interest rate on the balance of the loan decreased by 0.4% as of July 13, 2018.

Note 9 - Trade Payables

	December 31
	2019	2018
	NIS thousands	NIS thousands
Open debts	24,744	144,819
Accrued expenses	263,383	196,009
	288,127	340,829

Note 10 - Other Payables

	December 31
	2019	2018
	NIS thousands	NIS thousands
Accrued expenses (*)	2,801	5,100
Other payables	1,031	866
Institutions	6,677	-
	10,509	5,966

	1,151	733

(*)          Including accrued expenses to related and interested parties

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2019

Note 11 - Loans from Related Parties

	December 31
	2019	2018
	NIS thousands	NIS thousands
Shareholders
Eilat-Ashkelon Infrastructure Services Ltd.	-	7,568
Zorlu Enerji Elektrik Uretim A.S.	-	1,523
U. Dori Energy Infrastructure Ltd.	-	3,565
Edelcom Ltd.	-	5,149
	-	17,805
Less current maturities	-	17,805

	-	-

In accordance with the agreement regarding the subordinated shareholders loans, the loans bear interest at the rate of 10% and are linked to the CPI. According to the financing agreements, two years after the date of commercial operation, compliance with financial covenants and other commitments, it will be possible to repay shareholders loans.

In 2018, the Company repaid a total of approx. NIS 190 million (of which approx. NIS 30 million was the repayment of interest and linkage differentials and the balance of approx. NIS 160 million was a partial repayment of the loan principal). In June 2019, the Company repaid the loan balance of approx. NIS 19 million (of which approx. NIS 18 million was the repayment of the loan principal and the balance of approx. NIS 1 million was the repayment of interest and linkage differentials).

Note 12 - Income Tax

A.          Details regarding the tax environment of the Company

(1)	Presented hereunder are the tax rates relevant to the Company in the years 2017-2019:

2017 – 24%
2018 – 23%
2019 – 23%

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

As a result of the reduction in the tax rate to 23% in two steps, the deferred tax balances as at December 31, 2019 were calculated according to the new tax rate specified in the Economic Efficiency Law (Legislative Amendments for Achieving Budget Objectives in the Years 2017 and 2018), at the tax rate expected to apply on the date of reversal.

Deferred taxes for the reported periods are calculated according to the tax rates presented above.

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2019

Note 12 - Income Tax (cont’d)

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

(3)	The Company is an “Industrial Company” as defined in the Encouragement of Industry (Taxes) 1969 and accordingly is entitled to certain benefits including accelerated depreciation.

B.          Composition of income tax expense

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2019	2018	2017
	NIS thousands	NIS thousands	NIS thousands
Deferred tax expense	47,873	33,505	23,681

C.	Deferred tax liabilities and assets recognized

The deferred taxes are calculated using the tax rate expected to apply when reversed as described above. Changes in the tax liabilities and assets are attributed to the following items:

		Provisions
		and other
		timing	Tax losses
	Fixed assets	differences	carried forward	Total
	NIS thousands
Balance of deferred tax
asset (liability) as at
January 1, 2018	(482,701)	9,382	384,021	(89,298)

Changes recognized in the
profit and loss statements	(129,825)	(838)	97,158	(33,505)

Balance of deferred tax
asset (liability) as at
December 31, 2018	(612,526)	8,544	481,179	(122,803)

Changes recognized in the
profit and loss statements	(35,797)	166	(12,242)	(47,873)

Balance of deferred tax
asset (liability) as at
December 31, 2019	(648,323)	8,710	468,937	(170,676)

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2019

Note 12 - Income Tax (cont’d)

D.          Reconciliation between the theoretical tax on the pre-tax profit and the tax expense.

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2019	2018	2017
	NIS thousands	NIS thousands	NIS thousands
Profit before taxes on income	209,197	167,650	102,922

Statutory tax rate of the company	23%	23%	24%

Tax calculated according to the Company’s
statutory tax rate	48,115	38,559	24,701

creation of deferred taxes in respect of losses from previous years for which no deferred taxes were recorded in the past	(286)	(5,092)	-
Impact of decrease in tax rate	-	-	(1,030)

Non-deductible expenses and others	44	38	10

Income tax expense	47,873	33,505	23,681

E.	Tax losses carried forward

The total amount of forward losses from business as at December 31, 2019 is about NIS 2,042 million (as of December 31, 2018 – NIS 2,092 million). The Company has recorded deferred taxes in respect of these losses up to the level of the commitment, since the Company expects to utilize them against taxable income for tax purposes that will be created for the Company in the foreseeable future.

F.	Tax assessments

The Company has not yet received tax assessments since its establishment. Although, the company has tax assessments that are considered as final up to and including the year 2014 (subject to the limitations prescribed by law).

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2019

Note 13 - Contingent Liabilities, Commitments and Guarantees

A.	Commitments

1.            Financing agreements

On November 29, 2010 (hereinafter: “the Financial Closing Date”), the Company signed a financing agreement and several related agreements with Bank Hapoalim Ltd. as the financial organizer, Clal Credit and Financing Ltd. from the Clal Insurance Enterprises Holdings Ltd. Company as the organizer of the institutional consortium as well as the bank and institutional investors consortium (hereinafter: “the Financing Parties”) to provide financing in the amount of up to NIS 3,850 million linked to CPI, though not more than 80% of the costs of the construction of a power plant for generating electricity in Ashkelon, subject to the terms of the provisions of the financing agreement and the related agreements (hereinafter: “the Financing Agreements”). Likewise, bank guarantees will be provided to third parties according to the project documents. The financing agreement includes representations and warranties concerning the Company and the project where breaching these representations and warranties is likely to lead, inter alia, to the demand for immediate repayment of the outstanding credit and/or a breach of its obligations and/or to the cancellation of the license.

Accordingly, the Company is required to comply with the following debt coverage:

1.	The Company is required to maintain a debt coverage ratio of 1.1:1 over two consecutive calculation periods, and a debt coverage ratio of 1.05:1 over the entire calculation period.

2.	The Company is required to maintain a minimal loan life coverage ratio of 1.1:1.

As at December 31, 2019, in accordance with the expected Company cash flow, the Company is in compliance with the above coverage ratios

On July 2016 the Company withdrew its final drawdown from the credit facilities of the project amount of NIS 243 million in order to finance construction costs and reserve accounts that were included under the credit facility of the project. Following the final drawdown the remaining facility was cancelled.

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

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2019

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

The agreement sets the establishment of the project bank accounts and sets out the distribution of the cash flows among the accounts. In addition, the agreement sets out terms and procedures for executing deposits and withdrawals from each account, determines the minimum balances in each of the capital reserves, and sets out the priorities with respect to payments between the accounts and other terms regarding the management of the accounts, including the issue of transfers between accounts. The main fund reserves are a debt service fund, a heavy maintenance fund, a fund for regulation fines guarantees and a distribution fund. As at December 31, 2019, the deposits for the fund reserves sums to: NIS 202 million debt service reserve, NIS 134 million in the major maintenance fund, NIS 93 million in the distribution fund and NIS 9 million in the fines and regulation fund. These amounts are classified in the statement of financial position as “long‑term restricted deposits”.

2.           Agreement to lease land under operating lease

In 2008 an agreement was signed between the Company and EAIS for the lease of 74.5 dunams of land for the power plant, for a period of 24 years and 11 months from the date of its operation. Also, in 2008, the Company participated in this payment and transferred to EAIS the amount of NIS 3,047 thousand in respect of its relative share in the lease period which were paid by EAIS to the Israel Land Authority (the “ILA”). According to IFRS 16 the amortized cost has been classified from long-term prepaid expenses to right of use assets and amortized over the lease period.

During 2010 the Company signed on addendum to the land sub-lease agreement. According to the addendum to the agreement, in exchange for the lease of the lands designated for the project, an annual payment of NIS 3,705 thousand will be paid for a period of 25 years. See also Note 19.

The land lease is accounted for according to IFRS 16 (see note 18 lease).

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2019

Note 13 - Contingent Liabilities, Commitments and Guarantees (cont’d)

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

In December 2017 a agreement was signed between EAPPS and EZOM which replaced EAPPS. The agreement terms are the same as the agreement with EAPPS.

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

5.           Petrol Storage agreement

On June 17, 2013, the Company entered into an agreement with the Eilat Ashkelon Pipeline Company (hereinafter: “EAPC”) for the storage of diesel fuel in its facilities. According to the agreement, the company will store petrol at the necessary quantities for backup of reserve fuel as required by Electricity Market Regulations and also for the Company’s current needs, estimated at 14,000 square meters.

EAPC are the controlling shareholder - of Eilat Ashkelon Infrastructure Services Ltd. who are an interested party and related party, see note 19. On March 25, 2019, assignment of debt and right was made for a diesel storage agreement to the Europe Asia Pipeline Company Ltd. (hereinafter "the Operator") According to the assignment all duties and rights of the Company will now be with the Operator. Except for the assignment, there were no changes to the agreement.

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2019

Note 13 - Contingent Liabilities, Commitments and Guarantees (cont’d)

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

On April 30, 2015 the Company received a notification from Tamar whereby the “interim period”, as defined in the agreement, began on May 5, 2015. Pursuant to the agreement, during the interim period supply of the gas to the Company will be subject to the quantities of the natural gas that will be available to Tamar at that time after supply of natural gas to other customers of Tamar with which contracts were signed for supply of natural gas prior to the signing of the agreement with the Company. The interim period will end when Tamar completes, should it ultimately complete, a project for expansion of the supply capacity of a system for treatment and transfer of natural gas from the Tamar reserve, upon existence of the preconditions detailed in the agreement. In the Company’s estimation, the impact of Tamar’s notification on its activities is not expected to be significant. On November 26, 2016 the company received notification from Tamar whereby the interim period will end in September 30, 2020. On April 2, 2019, the Company entered into an addendum to the agreement with the partners in the Tamar license ("Tamar") according to which the gas quantities specified in the addendum to the agreement that the Company purchase from Tamar will not be included for the purpose of calculating the quantities of gas at the time of the reduction of the purchases from Tamar, in accordance with the instructions of the agreement with Tamar and in accordance with the Layout Instructions for Increasing the Quantity of Natural Gas Produced from the Tamar Natural Gas Field and Rapid Development of Natural Gas Fields Leviathan, Karish and Tanin and Additional Natural Gas Fields, dated August 16, 2015 ("Gas layout"). The addendum to the agreement was subject to certain suspending conditions which were fulfilled in July 2019. Subsequent to the financial statements date, on January 22, 2020, the Company received notification from Tamar that the "Interim Period" will end on March 1, 2020. According to the notification and the terms of the agreement, Tamar will consider the Company as a permanent customer commencing from the end of the "Interim Period".

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

8.           Property tax assessments in respect of the station

In 2014 The Company sign a settlement agreement with Ashkelon Municipality according to which the annual municipal tax rate until and including the year 2025 was determined.

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2019

Note 13 - Contingent Liabilities, Commitments and Guarantees (cont’d)

A.          Commitments (cont’d)

9.           Claims by Dori Energy, Zorlu and Edelcom

a)	Petition to Approve a Derivative Claim filed by Dori Energy and Hemi Raphael

On April 12, 2015, the Company received two letters from representatives of Dori Energy (hereinafter- "The Representatives") that were addressed to the Company’s Chairman of the Board. As part of these letters, the Company was requested to take legal action in order to reveal the engagement between one of the shareholders of the Company, Zorlu Enerji Elektrik Uretim A.S., and the construction contractor of the Dorad power station, Wood Group (hereinafter- “The EPC contractor”). The aforesaid letters are advance notices to the Company regarding the intention of the representatives to file a derivative claim insofar as their requests are not accepted.

After examining all the facts relevant to the aforesaid letters and consulting with legal counsel, the Company replied to the Representatives on May 26, 2015 and rejected their request to take legal action. On July 16, 2015, the Representatives filed with the court a motion to approve a derivative claim in the name of the Company against Zorlu (including the representatives of Zorlu on the Company’s Board of Directors) and the EPC contractor. In the framework of the motion to which also the derivative claim was attached, the representatives demanded that documents and information regarding the engagement between Zorlu and the EPC contractor be disclosed and handed over.

On November 15, 2015, the Company filed its reply in which it reiterated its position that the motion for approval of the derivative claim should be denied.

On January 12, 2016, the Representatives filed a motion to amend the motion for approval of a derivative claim (hereinafter: ‘the motion for amendment”). The motion for amendment raises new allegations by which Zorlu together with Ori Edelsberg (a director in Dorad) and companies under his control supposedly conspired to deceive the Company by “inflating” the cost of the EPC agreement for the purpose of splitting between them the profits from such “inflation”. In addition, in the framework of the motion for amendment it is requested to add Mr. Ori Edelsberg and companies under his control as defendants to the amended motion for approval of a derivative claim and, also, to remove from the claim the representatives of Zorlu on the Company's Board of Directors.

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

On April 20, 2016, a discussion focused on the application to amend the derivative claim was held in court. At the end of the discussion, the court accepted the application to amend the derivative claim in a matter that the amended derivative claim is on the agenda.

At the end of July 2016, the respondents filed their responses to the court regarding the amended application of the derivative claim. In accordance with their responses, they deny the allegations included in the application and according to them they did not do any injustice to the Company and therefore the Company has no cause of action against them.

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2019

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

On April 30, 2017, Zorlu sent a third party notice to the Company, Dori Energy and Dori Group, according to which, to the extent Dori Energy claim is accepted, it will comply with all the rights it had in connection with its right to construct the power plant, including the right to the profits it was supposed to receive under this construction in such a manner that the third parties would owe Zorlu.

In the Company's estimation, based on the opinion of its legal counsel, at this stage cannot intelligently assess the results of the arbitration proceedings.

b)	A letter from Zorlu

On December 27, 2015, the Company received a letter from the representatives of Zorlu that is addressed to the Company’s board of directors (hereinafter: “Zorlu’s letter”). Most of Zorlu’s letter refers to the execution of civil engineering work in a project of Dorad by the Amos Luzon Group Ltd. and U. Dori Construction Ltd. (hereinafter and together: “Dori”) whose services were retained by the EPC contractor. According the letter of Zorlu, Dori did not fulfill its commitments regarding execution of the civil engineering work in Dorad’s project, which resulted in delays in construction of the power station. Zorlu requested that the Company exercise its legal rights against Dori and the Representatives, and insofar as its requests do not receive a positive reply, Zorlu plans to file a motion for approval of a derivative claim.

On February 3, 2016, the Company replied to Zorlu’s letter and advised that it requires an additional period beyond that prescribed in the law to examine the matters referred to in Zorlu’s letter. Zorlu replied that it agrees to the Company’s request for additional time.
This application was added to the arbitration process. See section (d) below.

c)	Petition to Approve a Derivative Claim filed by Edelcom

On July 25, 2016, Edelcom submitted an application for approval of a derivative claim on behalf of the Company against Amos Luzon Group, currently set Amos Luzon Development and Energy Ltd. (hereinafter: “the Dori Group”), Dori Energy and Ellomay Clean Energy Ltd. (hereinafter: “Ellomay”). Edelcom’s claim is about an entrepreneurship agreement that was signed on November 25, 2010 between the Company and Dori Group, pursuant to which in consideration for the management and entrepreneurship services of the power station project the Dori Group received from the Company payment in the amount of NIS 49.4 million and it undertook to continue holding, directly or indirectly, at least 10% of the Company’s share capital for a period of 12 months from the date the power station is handed over to the Company by the construction contractor (hereinafter and respectively: “the entrepreneurship agreement” and “the entrepreneurship fee”). According to Edelcom, Dori Group holdings in the Company are through Dori Energy, which on November 25, 2010 entered into a triangular investment agreement between Dori Energy, Ellomay and the Dori Group (hereinafter: “the Dori Energy investment agreement”).In addition, according to Edelcom, when the Dori Energy investment .

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2019

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

On July 27, 2016, Edelcom submitted a lawsuit against Dori Group, Dori Energy and Ellomay ("Defendants"), in respect of the transfer of company’s shares in contrary to the provisions of the shareholders' agreement signed between the Company and its shareholders on November 25, 2010 ("Shareholders Agreement"). According to Edelcom, the Defendants interpreted unlawfully and in bad faith the provisions of the shareholders' agreement while contracted in investment agreement followed by an allocation of shares made in contrary to the provisions of the Shareholders Agreement. Edelcom claims for various declaratory remedies and an operative remedy which will enforce of the sanctions set forth in the shareholders agreement, an order directed to the Company to withhold any payment due to Dori Energy by virtue of its status as a shareholder in the Company, including dividends or repayment of shareholders' loan, and an order addressed to the Company to suspend Mr. Menachem Raphael’s role as a director of the Company as a representative of Dori Energy and prohibit Mr. Raphael presence or voting in meetings of the Board.

The parties agreed that this claim will be transferred to the arbitration proceedings. On March 28, 2018, Zorlu and Edelcom filed a motion to remove the arbitrator from its position. On October 22, 2018, the District Court rejected the demand that the arbitrator be removed from its position. On February 12, 2019, the Supreme Court accepted the appeal of Zorlu and Edelcom and the arbitrator was removed from its position. On April 30, a preliminary meeting was scheduled with the newly selected arbitrator. During the year of the report and in 2020, several discussions were held by the new arbitrator.

In the Company's estimation, based on the opinion of its legal counsel, at this stage cannot intelligently assess the results of the arbitration proceedings.

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2019

Note 13 - Contingent Liabilities, Commitments and Guarantees (cont’d)

A.	Commitments (cont’d)

9.            Claims by Dori Energy, Zorlu and Edelcom (cont’d)

e)
On April 8, 2019, Zorlu filed a motion against the Company and directors in the Company. The motion revolves around the issue of convening a shareholder meeting whose agenda is the planning and construction of the “Dorad 2” project. Zorlu claim that the court must issue an order instructing the Company to convene a special meeting of its shareholders, the agenda of which will be the planning and construction of the “Dorad 2” project. On April 16, 2019, Edelcom made an application to be joined as an additional respondent in the motion. On August 13, 2019, the Company responded to the motion. On December 8, 2019, an evidentiary hearing was held as part of the testimony of Zorlu and Edelcom representative. On January 12, 2020, the court ruled that Zorlu and Edelcom must submit written summaries within 45 days and that respondents must submit summaries 45 days thereafter.

In the Company estimation, based on the opinion of its legal advisor, at this stage cannot assess the result of the motion. In any case, the requested order is only declarative relief, which does not carry any monetary liability to the Company.

10.          Faults in production units

In 2016 damages were discovered in two of the 12 gas turbines of the Company power plant and in 2017 damages were discovered in additional three gas turbines in a manner that these turbines were temporarily got out of service. Until the turbines are repaired, the Company leases, as necessary, alternative turbines in a manner that to the Company estimation, the operating activity is not expected to be a material affected. In 2016, 2017 and 2019 the Company recognized an indemnification property in the amount of NIS 15.4 million, NIS 73.2 million and NIS 6.7 million respectively. In 2017, 2018 and 2019 the Company received from the insurance Company an amount of NIS 42.4 million, NIS 32.9 million and NIS 20 million respectively regarding these indemnification properties. On November 21, 2018, a malfunction was discovered in the generator of one of the two steam turbines of the power station as a result that turbine was temporarily out of use until its repair in February 2019. This failure did not have a materially effect on the Company operations.  In 2019, the Company recognized indemnification property in the amount of NIS 5.3 million (USD 1.5 million) for this failure which was payed partially during 2019. The balance of the indemnification property as of December 31,2019 is NIS 3.8 million. In January and February 2020, the Company received approximately NIS 2.9 million regarding these indemnification properties. The Company estimates that it has an adequate insurance coverage for the consequences of the mentioned damages, and it is certain that the company will receive the full balance amount of NIS 900 thousand.

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2019

Note 13 - Contingent Liabilities, Commitments and Guarantees (cont’d)

A.	Commitments (cont’d)

11.          Memorandum of understanding with Alon Energy Centers

On March 6, 2019, the Company signed a memorandum of understanding with Alon Energy Centers Limited partnership ("Alon Gat"), which is constructing a private power plant for the production of electricity in Kiryat Gat with a capacity of approximately 73 megawatts.

On November 11, 2019, the Company signed an addition to the memorandum of understanding (the memorandum and the addition document) will be referred to as the "Detailed Agreement"). Under the Detailed Agreement, Alon Gat will serve as a producer who will provide the Company with the full availability of the power station and will sell the electricity produced at the power plant to the Company, which will serve as supplier. In accordance with the Detailed Agreement, Alon Gat, who holds the production license, will be responsible for operating the power plant and generating electricity at the station and will bear all costs related to operating the power plant, availability and power generation. The Company will be responsible for all activities related to the power supply and power plant sales to the customers and the electricity company. On November 12, 2019, commercial operation of the power plant and the implementation of the Detailed Agreement began. The implementation of the Detailed Agreement regarding the period after May 10, 2020 is subject to the approval of the Company’s lenders (which was received on December 5, 2019) and to the approval of Alon Gat’s lenders, that has not yet been received. The Company expects this approval is reasonably likely to be obtained during Q1 of 2020.

In addition, conditions have been set in the agreement which, when they exist, in advance notice each party may cancel, including for any case of regulatory change which materially impairs the implementation of the contract between the parties. Considering of the Company's existing right to effectively obtain all the financial benefits from the power plant and the right to direct the use of the power plant, the aforementioned transaction is within the scope of IFRS 16 for entry right of use asset on one hand and on the other hand entry lease liability for availability payments.

Following the August 2019 hearing and the PUA resolution as of January 2020 regarding the standards on consumption plan anomalies amendment, which may affect the financial feasibility of the agreement, the Company, in collaboration with Alon Gat, is examine the feasibility of the agreement and, therefore, as of the date of the report the conditions for recognition of a right of use asset and lease liability have not been fulfilled.

12.          Acquisition of natural gas

On October 30, 2017, the Company signed an agreement with Energian Israel Ltd ("Energian"). regarding the acquisition of natural gas, in a cumulative volume of approximately 6 BCM over a period of 14 years, from the Karish and Tanin reserves held by them and whose completion is expected to be by the first half of 2021. The Company will purchase about half of the gas required to operate the Company’s power plant and the rest of the demand will continue to be supplied by Tamar. According to the agreement, if the Company does not actually consume the minimum quantity it has undertaken, it will be forced to consume this quantity. In November 2018 all the suspending conditions included in the agreement were fulfilled. Subsequent to the reporting date, on February 5, 2020, Energian announced to the company that following the Corona virus, the Chinese government has issued restrictions on travel and transportation including an area where some of Energian gas production facilities are manufactured. Due to these limitations, Energian contractor announced an expected delay. As a result, Energian warned of an expected delay in the gas supply to the Company due to Force majeure. As the delay will occur as stated, the Company may purchase gas from Tamar at a higher price than the price set in the agreement with Energian.

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2019

Note 13 - Contingent Liabilities, Commitments and Guarantees (cont’d)

A.	Commitments (cont’d)

13.          Agreement with the Construction Contractor

On July 4, 2019, the Company signed an agreement with Wood Group Gas Turbine Services Holdings Ltd. ("the Construction Contractor"). Accordingly, in consideration for the settlement of all claims by the Company against the Construction Contractor for his responsibility in connection with the construction work of the power plant, the Construction Contractor will pay the Company a total of 5.85 million USD (including VAT). On July 12, 2019, the said amount was paid.

14.          PUA Resolution

On August 2019, the PUA issued a hearing regarding the standard on Consumption plan anomalies. Subsequent to the reporting date, on January 27,2020, the PUA issued a resolution regarding the aforesaid standard. These standards regulate the mechanism in cases where consumer consumption differs from the supply plan submitted by suppliers (electricity producers) and includes a mechanism that protects suppliers from random deviations in actual consumption volumes. According to the resolution, the PUA amends the standards and impose financial sanctions, in cases of certain exceptional events that may add up to significant sums. The Company is reviewing the aforesaid resolution and its implications on the Company, on its engagements and financial results, at the same time is preparing to reduce the implications of the proposed resolution. The resolution comes into effect as of September 1, 2020.

15.          Dividend distribution

Subsequent to the reporting date, on February 27, 2020, the Company's Board of Directors decided to distribute a dividend of NIS 120 million.

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2019

Note 13 - Contingent Liabilities, Commitments and Guarantees (cont’d)

B.           Bank guarantees

As at the date of the report, the Company provided, through its shareholders, based on their proportionate holdings in the Company and pursuant to the Financing Agreements, bank guarantees to INGL, the PUA (for purposes of compliance with the terms of the licenses granted to the Company), and in favor of the System Management Unit in the Electric Company, as required under the Company’s agreement with the Electric Company, and in accordance with the guidelines published by the PUA. Subsequent to the date of the report, on January 2019, there was an update to the amount of the guarantee provided to system manager whereas the total updated amount is NIS 171 million.

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

4.
Lien on the land of the project – A fixed lien and first priority mortgage and an assignment by way of lien on all of the rights, existing and future, of the pledger with no exceptions, per the development agreement that was signed between the pledger and the ILA with respect to the land.

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2019

Note 14 - Share Capital

Composition of the share capital in nominal values:

	Number of shares December 31
		Issued and	Issued and
	Authorized	paid-in	paid-in
		2019	2018
Ordinary shares of NIS 1 par value	500,000	10,640	10,640

See Note 13A(1)(a) regarding an issuance of shares against a conversion of loans into equity.

Note 15 - General and Administrative Expenses

	For the year ended December 31
	2019	2018	2017
	NIS thousands
Wages and related expenses	10,835	11,141	9,562
Rental and office maintenance	2,748	2,971	2,805
Profession services	6,145	6,268	5,800
Depreciation	793	196	420
Other	155	164	125

	20,676	20,740	18,712

Note 16 - Financing Income and Expenses, Net

	Year ended December 31
	2019	2018	2017
	NIS thousands
Financing income
Revaluation of derivatives	-	11,536	-
Net foreign exchange gain	-	9,753	-
Other	4,237	3,361	3,195

	4,237	24,650	3,195

Financing expenses
Revaluation of derivatives	4,939	-	11,788
Interest expense and linkage on bank loans	171,962	212,367	200,883
Interest expense and linkage on loans from related parties	838	12,577	18,676
Net foreign exchange loss	11,935	-	12,452
Bank commissions	972	2,581	785
Lease financing expenses	1,631	-	-
Other financing expenses	604	463	538

	192,881	227,988	245,122

Net financing expenses	188,644	203,338	241,927

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2019

Note 17 - Financial Instruments

A.	Overview

The Company has exposure to the following risks from its use of financial instruments:

—	Credit risk
—	Liquidity risk
—	Market risk

This note presents quantitative and qualitative information about the Company’s exposure to each of the above risks, and the Company’s objectives, policies and processes for measuring and managing risk.

In order to manage these risks and as described hereunder, the Company executes transactions in derivative financial instruments. Presented hereunder is the composition of the derivatives:

	December 31
	2019	2018
	NIS thousands
Derivatives presented under current liability
Forward exchange contracts used for economic hedge	-	387

B.	Risk management framework

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

Cash and cash equivalents
As at December 31, 2019, the Company has cash and cash equivalents in the amount of NIS 266,021 thousand (December 31, 2018 - NIS 117,220 thousand). The Company’s cash and cash equivalents are deposited with a financial institution having a high credit rating (international rating scale).

Pledged deposits
The Company doesn't hold pledged deposits.

Restricted deposits
As at December 31, 2019 the Company has deposits in the amount of NIS 438,032 thousand that are restricted according to the financing agreements (December 31, 2018 – NIS 431,096 thousand). The Company’s restricted deposits are held with a financial institution having a high credit rating (international rating scale).

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2019

Note 17 - Financial Instruments (cont’d)

C.	Credit Risk (cont’d)

Trade and other receivables (Current assets)
The Company’s exposure to credit risk is influenced mainly by the individual characteristics of each customer. The Company has established a credit policy under which each new customer is analyzed individually for credit worthiness. The Company’s review includes external ratings, when available. Customer collection is being carried out at the current.

Bodies that provided financing for the project’s construction
Credit risk from bodies that provided financing to the Company for the project’s construction in respect of the Financing Agreements as described in Note 13A(1). These bodies have a high credit rating.

D.	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company reputation.

The Company has contractual commitments due to the Financing Agreements, the O&M agreement, the Gas Purchase agreement and the Gas Pipeline agreement. For further information see Note 13.

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2019

Note 17 - Financial Instruments (cont’d)

D.	Liquidity risk (cont’d)

The following are the contractual maturities of financial liabilities at undiscounted amounts and based on the rates at the reporting date, including estimated interest payments.

	December 31, 2019
	Carrying	Contractual	6 months				More than
	amount	cash flows	or less	6-12 months	1-2 years	2-5 years	5 years
	NIS thousands
Non-derivative financial liabilities

Trade payables	288,127	288,127	-	-	-	-	-

Other payables	9,478	9,478	-	-	-	-	-

Loans from banks	3,035,355	3,874,688	184,207	170,813	356,987	1,089,365	2,073,316

	3,332,960	4,172,293	184,207	170,813	356,987	1,089,365	2,073,316

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2019

Note 17 - Financial Instruments (cont’d)

D.	Liquidity risk (cont’d)

	December 31, 2018
	Carrying	Contractual	6 months				More than
	amount	cash flows	or less	6-12 months	1-2 years	2-5 years	5 years
	NIS thousands
Non-derivative financial liabilities

Trade payables	340,829	340,829	340,829	-	-	-	-

Other payables	5,104	5,104	5,104	-	-	-	-

Loans from banks	3,233,836	4,233,003	187,591	170,723	355,021	1,093,388	2,426,280

Loans from related parties	17,805	19,585	-	19,585	-	-	-

	3,597,574	4,598,521	533,524	190,308	355,021	1,093,388	2,426,280

E.	Market risk

Market risk is the risk that changes in market prices will affect the Company’s income. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.

As of December 31, 2019, and since the beginning of commercial operation of the power plant, the management estimates that the main risks are changes in regulations applicable to the area of operations as approved by the electricity authority, a change in the gas purchase costs and other changes in the electricity and gas market, political and security events.

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2019

Note 17 - Financial Instruments (cont’d)

E.	Market risk (Cont'd)

(1)	Linkage and foreign currency risk

As a result of the Company's agreement with the Construction Contractor, the Maintenance Contractor and the gas suppliers, as described in Note 13, the Company is exposed to changes in the dollar/NIS exchange rate. In order to reduce this exposure, the Company entered into forward transactions to purchase dollars for NIS. As a result of loans from banks and shareholders that are linked to the CPI, the Company is exposed to changes in the CPI.

(a)	The exposure to linkage and foreign currency risk

The Company's exposure to linkage and foreign currency risk is as follows:

	December 31, 2019
	Non-financial	Unlinked	CPI-linked	US Dollar	EURO	Total
	NIS thousand
Financial assets and financial
liabilities:
Current assets:
Cash and cash equivalents	-	195,082	-	70,931	8	266,021
Trade receivables and Income receivable	-	292,759	-	-	-	292,759
Other receivables	22,685	-	-	-	-	22,685

Non-current assets:
Restricted deposits	-	303,263	-	134,769	-	438,032
Prepaid expenses	37,225	-	-	-	-	37,225
Fixed assets	3,698,716	-	-	-	-	3,698,716
Intangible assets	2,247	-	-	-	-	2,247
Right of use assets	64,161	-	-	-	-	64,161

Current liabilities:
Current maturities of loans
from banks	-	-	231,380	-	-	231,380
Current maturities of
lease liabilities	-	-	4,551	-	-	4,551
Trade payables	-	247,464	-	40,663	-	288,127
Other accounts payable	1,031	9,478	-	-	-	10,509

Non-current liabilities:
Loans from banks	-	-	2,803,975	-	-	2,803,975
Long-term lease liabilities	-	-	54,052	-	-	54,052
Provisions for dismantling
and restoration	36,102	-	-	-	-	36,102
Deferred tax liabilities	170,676	-	-	-	-	170,676
Liabilities for employee
benefits, net	160	-	-	-	-	160
Total exposure in statement
of financial position
in respect of financial assets
and financial liabilities	3,617,065	534,162	(3,093,958)	165,037	8	1,222,314

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2019

Note 17 - Financial Instruments (cont’d)

E.	Market risk (cont’d)

(1)	Linkage and foreign currency risks (cont’d)

(a)	The exposure to linkage and foreign currency risk (cont’d)

The Company's exposure to linkage and foreign currency risk is as follows:

	December 31, 2018
	Non-financial	Unlinked	CPI-linked	US Dollar	EURO	Total
	NIS thousand
Financial assets and financial
liabilities:
Current assets:
Cash and cash equivalents	-	115,969	-	1,251	-	117,220
Trade receivables and Income receivable	-	297,997	-	-	-	297,997
Other receivables	56,417	-	-	-	-	56,417
Financial derivatives	-	-	-	387	-	387

Non-current assets:
Restricted deposits	-	291,015	-	140,081	-	431,096
Prepaid expenses	41,704	-	-	-	-	41,704
Fixed assets	3,869,800	-	-	-	-	3,869,800
Intangible assets	3,265	-	-	-	-	3,265

Current liabilities:
Current maturities of loans
from banks	-	-	*224,444	-	-	*224,444
Current maturities of loans
from related parties	-	-	17,805	-	-	17,805
Trade payables	-	292,171	-	48,658	-	340,829
Other accounts payable	861	3,837	-	1,268	-	5,966

Non-current liabilities:
Loans from banks	-	-	*3,009,392	-	-	*3,009,392
Provisions for dismantling
and restoration	35,497	-	-	-	-	35,497
Deferred tax liabilities	122,803	-	-	-	-	122,803
Liabilities for employee
benefits, net	160	-	-	-	-	160
Total exposure in statement
of financial position
in respect of financial assets
and financial liabilities	3,811,865	408,973	(3,251,641)	91,793	-	1,060,990

* reclassified

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2019

Note 17 - Financial Instruments (cont’d)

E.	Market risk (cont’d)

(1)	Linkage and foreign currency risks (cont’d)

(a)	The exposure to linkage and foreign currency risk (cont’d)

The Company’s exposure to foreign currency risk due to derivative financial instruments is as follows:

December 31, 2019
	Currency/	Currency/	Principal
	linkage	linkage	amount in	Dates of
	receivable	payable	$ millions	expiration	Fair value
NIS thousands
Instruments used
Economic Hedge:	-	-	-	-	-
Forward foreign
currency contracts	US dollars	NIS			-

December 31, 2018
	Currency/	Currency/	Principal
	linkage	linkage	amount in	Dates of
	receivable	payable	$ millions	expiration	Fair value
NIS thousands
Instruments used
Economic Hedge:	-	-	-	-	-
Forward foreign
currency contracts	US dollars	NIS	1	28.1.19	387

(b)	Sensitivity analysis

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

	December 31, 2019		December 31, 2018
	Increase	Decrease	Increase	Decrease
	Profit or loss	Profit or loss	Profit or loss	Profit or loss
	NIS thousands	NIS thousands	NIS thousands	NIS thousands
Change in the exchange rate of:
5% in the US dollar (1)	8,252	(8,252)	4,765	(4,750)
10% in the U.S. dollar (1)	16,504	(16,504)	9,523	(9,508)
1% change in CPI (2)	(30,354)	30,354	(32,516)	32,516
2% change in CPI (2)	(60,707)	60,707	(65,033)	65,033

(1)	The sensitivity derives mainly from balances of cash, restricted deposits, derivatives and balances of trade and other payables in foreign currency.
(2)          The effect of the change on equity is the same as in profit or loss.

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2019

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

The fair values of the financial liabilities, together with the carrying amounts shown in the statement of financial position, are as follows:

	December 31
	2019		2018
	Carrying	Fair	Carrying	Fair
	amount	value	amount	value
	NIS thousands	NIS thousands	NIS thousands	NIS thousands
Long-term loans from banks (*)	3,035,355	3,165,760	3,233,836	3,320,751

(*)	Including current maturities.

(2)	Interest rates used for determining fair value

The interest rates used to discount estimated cash flows, when applicable, are based on the government yield curve at the reporting date (level 2 on fair value hierarchy) plus an adequate credit spread, and were as follows:

	December 31
	2019	2018
	%	%
Long-term loans from banks	3.9%	4.3%

(3)          Fair value hierarchy

The table below analyses financial instruments carried at fair value, by valuation method. The different levels have been defined as follows:

—	Level 1: quoted prices (unadjusted) in active markets for identical instruments
—	Level 2: inputs other than quoted prices included within Level 1 that are observable, either directly or indirectly
—	Level 3: inputs that are not based on observable market data (unobservable inputs).

December 31, 2019
	Level 1	Level 2	Level 3	Total
	NIS thousands	NIS thousands	NIS thousands	NIS thousands
Derivatives used for hedging:
Forward foreign currency contracts	-	-	-	-

	December 31, 2018
	Level 1	Level 2	Level 3	Total
	NIS thousands	NIS thousands	NIS thousands	NIS thousands
Derivatives used for hedging:
Forward foreign currency contracts	-	387	-	387

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2019

Note 18 – Lease

The Company applies IFRS 16, Leases, as from January 1, 2019. The Company has lease agreements with respect to the following items:

(1)	Land
(2)	Offices

(1)	Information regarding material lease agreements

(a)
The Company leases land from EAIS for a period of 25 years during which the Company established a power station. The total liability for the lease and the right of use assets recognized in the statement of financial position as of December 31, 2019 for the lease was approximately NIS 56,872 thousand and NIS 62,453 thousand respectively.

Following an agreement signed with the EAIS, regarding the land lease, the Company paid NIS 3,047 thousand for its share of the lease payments paid by the EAIS to the ILA. This amount was capitalized to the right of use assets and amortized during the lease period, see Note 13A (2).

(b)
The Company leases offices from Africa Israel for a period of 5 years with extension options for another 6 years, the ending date for the extension periods is December 8, 2022. The Company is in an option period to extend the agreement, under the same conditions as the original agreement.  The total liability for the lease and the right of use assets recognized in the statement of financial position as of December 31, 2019 for the lease of the offices is approximately NIS 1,731 thousand and approximately NIS 1,708 thousand respectively.

(2)	Right-of-use assets

(a)	Composition and changes

	Land *	offices	Total
	NIS thousands	NIS thousands	NIS thousands
Balance as at January 1,
2019	65,675	2,289	67,964
Depreciation on right-of-
use assets	3,222	581	3,803
Balance as at December
31, 2019	62,453	1,708	64,161

* The balance of land includes the classification of prepayment of lease payments, see above in Note 18 (1) a.

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2019

Note 18 – Lease (cont’d)

(3)	Lease liability

Maturity analysis of the Company lease liabilities

NIS thousands
Less than one year	4,551
One to five years	20,989
More than five years	33,063

Total	58,603

Current maturities of lease liability	4,551
Long-term lease liability	54,052
58,603

(4)	Additional information on leases to the year ended December 31,2019:

NIS thousands

(a) Amounts recognized in profit or loss
Interest expenses on lease liability	1,631

(b) Amounts recognized in the statement of cash flows
Cash outflow for leases	8,513

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2019

Note 19 - Related and Interested Parties

A.          Transactions with related and interested parties

Details of transactions with related and interested parties are presented below (all the transactions are at market terms):

		Year ended December 31			December 31
		2019	2018	2017	2019	2018
Related party/Interested party	Nature of transaction	Transactions amounts		Outstanding balance
Parties having significant influence	In December 2017 the Company entered into an agreement with EZOM regarding operation and maintenance of the power station including the purchasing of spare parts	163,152	203,050	2,542	5,798	3,743

Parties having significant influence	The Company entered into an agreement with EAPSS regarding operation and maintenance of the power station including the purchasing of spare parts and repairs as from November 2012 see Note 13A(10). The payments will be made on a monthly basis throughout the period of the agreement. See Note 13A(3)) regarding a subcontracting agreement between EAPSS and Ezom Ltd. From December 2017, the agreement is directly with Ezom.	3,326	3,291	225,325	-	-

Parties having significant influence	The Company entered into an agreement with Eilat Ashkelon Pipeline Company Ltd. (EAPC) regarding petrol storage services as of July 2013. The payments will be paid on a quarterly basis (see Note 13A(5)).	918	4,312	4,000	-	-

Parties having significant influence	The Company entered into a lease agreement of the land for the power station (see Note 13A(2)).	3,951	3,892	3,881	-	-

Parties having significant influence	In March 2015, the Company entered into an agreement with EAPC for renting an operational area near to the power station	-	-	26	-	-

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2019

Note 19 - Related and Interested Parties (cont’d)

A.          Transactions with related and interested parties (cont’d)

Details of transactions with related and interested parties are presented below (all the transactions are at market terms): (cont’d)

		Year ended December 31			December 31
		2019	2018	2017	2019	2018
Related party/Interested party	Nature of transaction	Transactions amounts		Outstanding balance
Parties having significant influence	The Company has several agreements with related companies for the sale of electricity.	4,697	16,278	20,270	-	-

Related Party	The Company engage with Ramat Negev Energy for purchase electricity.	1,877	127	476	-	-

Key management personnel	CEO current salary and benefits	3,485	3,256	2,959	1,151	1,061

B.          The liabilities of the Company to related and interested parties

	The terms of the loan					Balance as at December 31
		Term of		Interest	Linkage
	Face value	repayment		rate	base	2019	2018
	NIS thousands			%		NIS thousands

Loans from related parties (*)	-	(*	)	10%	CPI	-	17,805

*   Financial expenses for loans from related parties until the date of commercial operation incurred in the loan fund. As of December 31, 2019, the loans have been repaid in accordance with the Financing Agreements, see also Note 11.

Exhibit Index

Number	Description
1.1	Memorandum of Association of the Registrant (translated from Hebrew), reflecting amendments through June 9, 2011*(1)
1.2	Second Amended and Restated Articles of the Registrant, reflecting amendments through June 21, 2018(2)
2.1	Specimen Certificate for ordinary shares(3)
2.2	Description of Rights of Securities Registered Under Section 12 of the Exchange Act
4.1	1998 Share Option Plan for Non-Employee Directors
4.2	2000 Stock Option Plan
4.3	Form of Indemnification Undertaking between the Registrant and its officers and directors, granted until June 21, 2018(1)
4.4	Form of Indemnification Undertaking and Exemption between the Registrant and its officers and directors, granted following June 21, 2018(4)
4.5	Form of Registration Rights Agreement, dated September 12, 2005, among the Registrant, certain investors, Bank Hapoalim, Bank Leumi and Israel Discount Bank(5)
4.6	Management Services Agreement, by and among the Registrant, Kanir Joint Investments (2005) Limited Partnership and Meisaf Blue & White Holdings Ltd., effective as of March 31, 2008(6)
4.7
Investment Agreement, among U. Dori Group Ltd., U. Dori Energy Infrastructures Ltd. (currently Amos Luzon Entrepreneurship and Energy Group Ltd.) and Ellomay Clean Energy Ltd. , dated November 25, 2010 (summary of Hebrew version)(7)*

4.8
Shareholders Agreement, among U. Dori Group Ltd. (currently Amos Luzon Entrepreneurship and Energy Group Ltd.), Ellomay Clean Energy Ltd. and U. Dori Energy Infrastructures Ltd., dated November 25, 2010 (summary of Hebrew version)(7)*

4.9	Rinconada II Building Right Agreement (summary of Spanish version)(3)*
4.10	Amendment No. 1 to Management Services Agreement, by and among the Registrant, Kanir Joint Investments (2005) Limited Partnership and Meisaf Blue & White Holdings Ltd., dated June 18, 2013(8)
4.11	Rodríguez I Lease Agreements (summary of Spanish version)(9)*
4.12	Rodríguez II Lease Agreements (summary of Spanish version)(9)*
4.13	Fuente Librilla Lease Agreement (summary of Spanish version)(9)*
4.14	Updated Directors and Officers Compensation Policy, adopted July 5, 2016(10)
4.15	Deed of Trust between the Registrant and Hermetic Trust (1975) Ltd., governing the Company’s Series A Debentures, dated December 30, 2013 (translation of Hebrew version)(11)*
4.16	Talmei Yosef Lease Agreement (summary of Hebrew version)*(10)

Number	Description
4.17	Talasol Lease Agreements (summary of Spanish versions)*
4.18	Amendment No. 3 to Management Services Agreement, by and among the Registrant, Kanir Joint Investments (2005) Limited Partnership and Meisaf Blue & White Holdings Ltd., dated June 19, 2019
4.19	Deed of Trust between the Registrant and Hermetic Trust (1975) Ltd., governing the Company’s Series A Debentures, dated December 30, 2013 (translation of Hebrew version)(12)*
4.20	Sale and Purchase Agreement between Ellomay Luxembourg Holdings S.a.r.l and Sonnedix San Davide S.r.l, executed on December 20, 2020
8	List of Subsidiaries of the Registrant
12.1	Certification of Principal Executive Officer required by Rule 13a-14(a) and Rule 15d-14(a) (Section 302 Certification)
12.2	Certification of Principal Financial Officer required by Rule 13a-14(a) and Rule 15d-14(a) (Section 302 Certification)
13	Certification of Principal Executive Officer and Principal Financial Officer required by Rule 13a-14(b) and Rule 15d-14(b) (Section 906 Certification)
15.1	Consent of Somekh Chaikin, Member Firm of KPMG International, Independent Registered Public Accounting Firm with respect to our financial statements
15.2	Consent of Somekh Chaikin, Member Firm of KPMG International, Independent Registered Public Accounting Firm with respect to the financial statements of Dorad Energy Ltd.
101.INS**	XBRL Instance Document
101.SCH**	XBRL Taxonomy Extension Schema Document
101.CAL**	XBRL Taxonomy Calculation Linkbase Document
101.DEF**	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB**	XBRL Taxonomy Label Linkbase Document
101.PRE**	XBRL Taxonomy Presentation Linkbase Document

____________________________________

*	The original language version is on file with the Registrant and is available upon request.
**
Pursuant to Rule 406T of Regulation S-T, these interactive data files are deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, are deemed not filed for the purposes of Section 18 of the Securities and Exchange Act of 1934, as amended, and otherwise are not subject to liability under those sections.

(1)	Previously filed with the Registrant’s Form 20-F for the year ended December 31, 2012 and incorporated by reference herein.
(2)	Previously filed with the Registrant’s Form 20-F for the year ended December 31, 2012 and incorporated by reference herein.
(3)	Previously filed with the Registrant’s Form 20-F for the year ended December 31, 2011 and incorporated by reference herein.
(4)	Included in the Registrant’s Form 6-K dated May 17, 2018 and incorporated by reference herein.
(5)	Included in the Registrant’s Form 6-K dated October 14, 2005 and incorporated by reference herein.
(6)	Included in the Registrant’s Form 6-K dated December 1, 2008 and incorporated by reference herein.
(7)	Previously filed with the Registrant’s Form 20-F for the year ended December 31, 2010 and incorporated by reference herein.
(8)	Previously filed with the Registrant’s Form 20-F for the year ended December 31, 2013 and incorporated by reference herein.
(9)	Previously filed with the Registrant’s Form 20-F for the year ended December 31, 2014 and incorporated by reference herein.
(10)	Previously filed with the Registrant’s Form 20-F for the year ended December 31, 2017 and incorporated by reference herein.
(11)	Previously filed with the Registrant’s Form 20-F for the year ended December 31, 2016 and incorporated by reference herein.
(12)	Included in the Registrant’s Form 6-K dated September 25, 2019 and incorporated by reference herein.