Form 20-F
period 2020-12-31
Ellomay Capital Ltd.
filed 2021-03-31
CIK 946394

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

◻	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

OR

◻	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

◻	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

None

 Title of Class

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:  12,652,0941 ordinary shares, NIS 10.00 par value per share.

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

Large accelerated filer ☐	Accelerated filer ☑	Non-accelerated filer ☐	Emerging growth company ☐

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☑

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

All references to “€,” “euro” or “EUR” are to the legal currency of the European Union, or EU, all references to “NIS” or “New Israeli Shekel” are to the legal currency of Israel and all references to “$,” “dollar,” “US$,” “USD” or “U.S. dollar” are to the legal currency of the United States of America. Other than as specifically noted, all amounts translated into a different currency were translated based on the exchange rate as of December 31, 2020.

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

The forward-looking statements contained in this Report are based on current expectations and beliefs concerning future developments and the potential effects on our business. There can be no assurance that future developments actually affecting us will be those anticipated. These forward-looking statements involve a number of risks, uncertainties or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements, including the following:

•	risks related to projects that are in the development stage, among other issues due to the inability to obtain or maintain licenses or project finance and to regulatory requirements;

•	our EPC contractors’ technical, professional and financial ability to construct, install, test and commission a renewable energy plant;

•	changes in the prices of electricity;

•
our contractors’ technical, professional and financial ability to deliver on and comply with their operation and maintenance, or O&M, undertakings in connection with the operation of our renewable energy plants;

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

•	defects in the components of the renewable energy plants we operate;

•	risks relating to operations in foreign countries, including cross currency movements, payment cycles and tax issues;

•	changes in the prices of the components or raw materials required for the production of renewable energy;

•	the market, economic and political factors in the countries in which we operate;

•	weather conditions and various meteorological and geographic factors;

•	our ability to maintain and gain expertise in the energy market, and to track, monitor and manage the projects which we have undertaken;

•	our ability to meet our undertakings under various financing agreements, including to our debenture holders, and our ability to raise additional equity or debt financing in the future;

•	future disagreements with our partners who own a portion of the renewable energy plants;

•	the risks we are exposed to due to our holdings in U. Dori Energy Infrastructures Ltd. and Dorad Energy Ltd.;

•	the risks we are exposed to due to our involvement in Waste-to-Energy, or WtE, projects in the Netherlands;

•	fluctuations in the value of currency and interest rates;

•	the price and market liquidity of our ordinary shares;

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

PART I

ITEM 1: Identity of Directors, Senior Management and Advisers

Not Applicable.

ITEM 2: Offer Statistics and Expected Timetable

Not Applicable.

ITEM 3: Key Information

A.            Selected Financial Data

The following tables set forth our selected consolidated financial and other financial and operating data. Historical results are not indicative of the results to be expected in the future. Our financial statements have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board. The selected consolidated financial data set forth below should be read in conjunction with and is qualified by reference to our consolidated financial statements and the related notes, as well as “Item 5: Operating and Financial Review and Prospects.” The consolidated statements of profit or loss and other comprehensive income (loss) for each of the years in the three-year period ended December 31, 2020 and the consolidated statements of financial position as of December 31, 2020 and December 31, 2019 are derived from our audited consolidated financial statements appearing elsewhere in this Report. The consolidated statements of profit or loss and other comprehensive income (loss) for each of the years in the two-year period ended December 31, 2017 and the consolidated statements of financial position data as of December 31, 2018, 2017 and 2016 are derived from our audited consolidated financial statements that are not included in this Report.

Effective December 31, 2017, we changed the presentation currency of our consolidated financial statements from the US dollar to the euro to better reflect the profile of our assets, revenues, costs and cash flows, which are primarily generated in euro, and hence, to better present our financial performance. All comparative financial information has been restated into euro in this Report.

Consolidated Statements of Profit or Loss and Other Comprehensive Income (Loss)
(in thousands except per share and share data)

	Year ended December 31,
	2020	2019	2018	2017	2016	2020
	euro					Convenience Translation into US$(1)
Revenues	9,645	18,988	18,117	13,636	11,632	11,832
Operating expenses	(4,951)	(6,638)	(6,342)	(2,549)	(2,082)	(6,074)
Depreciation and amortization expenses	(2,975)	(6,416)	(5,816)	(4,518)	(4,411)	(3,650)
Gross profit	1,719	5,934	5,959	6,569	5,139	2,108
Project development costs	(3,491)	(4,213)	(2,878)	*(2,739)	*(2,201)	(4,283)
General and administrative expenses	(4,512)	(3,827)	(3,600)	*(2,420)	*(2,032)	(5,535)
Share of profits of equity accounted investee	1,525	3,086	2,545	1,531	1,375	1,871
Other income (expenses), net	2,100	(2,100)	884	18	90	2,576
Capital gain	-	18,770	-	-	-	-

Operating profit	(2,659)	17,650	2,910	2,959	2,371	(3,263)
Financing income	2,134	1,827	2,936	1,333	263	2,618
Financing income (expenses) in connection with derivatives, net	1,094	897	494	(3,156)	636	1,342
Financing expenses	(6,862)	(10,877)	(5,521)	(7,405)	(3,333)	(8,418)
Financing income (expenses), net	(3,634)	(8,153)	(2,091)	(9,228)	(2,434)	(4,458)

Profit (loss) before taxes on income	(6,293)	9,497	819	(6,269)	(63)	(7,721)
Tax benefit (taxes on income)	125	287	(215)	(372)	(569)	153

Profit (loss) for the year	(6,168)	9,784	604	(6,641)	(632)	(7,568)

Profit (Loss) attributable to:
Owners of the Company	(4,627)	12,060	1,057	(6,115)	(209)	(5,676)
Non-controlling interests	(1,541)	(2,276)	(453)	(526)	(423)	(1,892)
Profit (loss) for the year	(6,168)	9,784	604	(6,641)	(632)	(7,568)

Other comprehensive income (loss) items that after initial recognition in comprehensive income (loss) were or will be transferred to profit or loss:
Foreign currency translation differences for foreign operations	(482)	2,103	(787)	(359)	692	(591)

Effective portion of change in fair value of cash flow hedges	2,210	1,076	(1,008)	(1,244)	-	2,711
Net change in fair value of cash flow hedges transferred to profit or loss	555	(1,922)	643	1,382	-	681
Total other comprehensive income (loss)	2,283	1,257	(1,152)	(221)	692	2,801
Total comprehensive income (loss) for the year	(3,885)	11,041	(548)	(6,862)	60	(4,767)

Basic earnings (loss) per share	(0.38)	1.09	0.10	(0.57)	(0.02)	(0.47)

Diluted earnings (loss) per share	(0.38)	1.09	0.10	(0.57)	(0.02)	(0.47)
Weighted average number of shares used for computing basic earnings (loss) per share	12,304,269	11,064,847	10,675,508	10,675,757	10,667,700	12,304,269
Weighted average number of shares used for computing diluted earnings (loss) per share	12,327,818	11,070,436	10,678,857	10,675,757	10,667,700	12,327,818

* During the year ended December 31, 2017, we changed the income statement classification of expenses related to project development from general and administrative expenses to project development costs to reflect more appropriately their nature and the way in which economic benefits are expected to be derived from the use of such costs. Comparative amounts were reclassified for consistency.

Other financial data (in thousands)

	Year ended December 31,
	2020	2019	2018	2017	2016	2020
	euro					Convenience Translation into US$(1)
EBITDA*	316	24,066	8,726	7,477	6,782	387
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

Reconciliation of Profit (Loss) to EBITDA (in thousands)

	Year ended December 31,
	2020	2019	2018	2017	2016	2020
	euro					Convenience Translation into US$(1)
Profit (loss) for the year	(6,168)	9,784	604	(6,641)	(632)	(7,568)
Financing expenses (income), net	3,634	8,153	2,091	9,228	2,434	4,458
Taxes on income (tax benefit)	(125)	(287)	215	372	569	(153)
Depreciation and amortization	2,975	6,416	5,816	4,518	4,411	3,650
EBITDA	316	24,066	8,726	7,477	6,782	387

Consolidated Statements of Financial Position Data (in thousands, except share data)

	At December 31,
	2020		2019		2018		2017		2016		2020
	euro										Convenience Translation into US$(1)
Working capital	42,883		45,436		35,675		31,286		22,402		52,607
Total assets	460,172		310,172		211,160		198,088		148,464		564,530
Total liabilities	335,146		202,606		134,203		120,588		64,093		411,150
Total equity	125,026		107,566		76,957		77,500		84,371		153,380
Capital stock	105,767	(2)	84,422	(2)	76,588	(2)	76,583	(2)	76,592	(3)	129,753	(2)
Ordinary shares outstanding	12,910,140	(2)	11,737,140	(2)	10,675,508	(2)	10,675,508	(2)	10,677,370	(3)	12,910,140	(2)

____________________________
1.
The euro figures at December 31, 2020, and for the period then ended have been translated throughout this report into U.S. dollars using the representative exchange rate of the dollar at December 31, 2020 (euro 1 = US$1.227). The translation was made solely for convenience, is supplementary information, and is distinguished from the financial statements. The translated dollar figures should not be construed as a representation that the European currency amounts actually represent, or could be converted into, U.S. dollars.

2.	Net of 258,046 treasury shares.
3.	Net of 256,184 treasury shares.

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

Risks Related to our Business

Risks Related to our Renewable Energy Operations

In recent years, we entered the development and entrepreneurship renewable energy market. These operations are exposed to regulatory and other development risks that may cause such projects not to enter into the construction phase and other risks that may cause damages, delays and interruptions during the construction phase, and thereby cause the total or partial loss of the project development funds invested in the project.  We are currently active in several projects in various development stages, including the development of a 156 MW pumped storage project in the Manara Cliff in Israel, or the Manara PSP, and the development of various PV projects in Italy, Israel and Spain. Projects in the development stages are exposed to various risks, including the inability to obtain or maintain regulatory permits and approvals, the inability to obtain project finance, upon terms economically beneficial or at all, and the inability to secure the project’s income through a PPA or a hedging agreement supported by a government or a corporation with sufficient financial capabilities. Projects in the construction stage are exposed to various risks, including delays in the construction, interferences from third parties such as adjacent plot owners, residents living in the vicinity, governmental, municipal, environmental and other authorities, malfunctions in construction equipment, shortage in equipment or personnel required for the construction and damage caused by weather conditions and other factors that cannot be controlled by us. All projects in the development stages are subject to additional risks, including potential disagreements and conflicts with partners, dependency on technical consultants and surveys and risks associated with operations in foreign countries, as applicable. If any of these risks materialize, the entire project may be delayed or cancelled altogether, causing the loss of all part of the funds invested in the project development efforts. Even if we succeed in selling our rights in a project to third parties, the return of our project development expenses will likely be conditioned upon the continued development of the project by such third parties.

Existing regulations, and changes to such regulations, may present technical, regulatory and economic barriers and restrictions to the construction and operation of renewable energy plants, which may adversely affect our operations.  The installation and operation of renewable energy plants is subject to oversight and regulation in accordance with international, European (to the extent applicable), national and local ordinances, building codes, zoning (or permitting), environmental protection regulation, including waste disposal regulations, utility interconnection requirements, security requirements and other rules and regulations. Any changes in applicable regulations that increases the burdens or restrictions on the operation of our renewable energy plants, such as a change in regulations governing waste disposal times and locations in countries in which our WtE plants dispose the digestate resulting from their operations, could increase our costs of operation and, as a result, adversely affect our results of operations. In addition, various governmental, municipal and other regulatory entities require the issuance and continued effectiveness of relevant permits, licenses and authorizations for the construction and operation of renewable energy plants. If such permits, licenses and authorizations are not issued on a timely basis, this could result in the interruption, cessation or abandonment of a newly constructed renewable energy plant, or may require making significant changes to such renewable energy plant, any of which may cause severe losses. In addition, if issued, these licenses and permits may be revoked by the authorities following their issuance in the event the authorities discover irregularities or deviations from the scope of the license or permit. Any revocation of existing licenses may obligate us to cease operating the relevant renewable energy plant for the period required in order to renew the relevant license or indefinitely and therefore will adversely affect our business and results of operations.

A drop in the price of energy may negatively impact our results of operations.  The revenue from the sale of energy produced by renewable energy plants is based on proceeds from the sale of electricity and gas produced in the electricity and gas market at market price and sometimes also includes incentives in the form of governmental subsidies. Revisions to the governmental subsidies regime in several countries, including Spain, Italy and Israel, which reduced or eliminated the scope of the incentives paid by governments, increased the dependency of renewable energy plants on market prices or on tariffs determined in a public bid process. A decrease in the price of electricity and gas, particularly in the countries in which we operate and in which some of our revenues are based on the market price of electricity and gas, may negatively impact our profitability and our ability or interest to expand our renewable energy operations.

Success of our renewable energy plants, from their construction through their commissioning and ongoing commercial operation, depends to a large extent on the cooperation, reliability, solvency, and proper performance of the contractors we engage for the construction, operation and maintenance of our renewable energy plants, or the Contractors, and of the other third parties involved, including subcontractors, local advisors, financing entities, land owners, suppliers of parts and equipment, suppliers of feedstock, the energy grid regulator, governmental agencies and other potential purchasers of electricity.  The construction and operation of a renewable energy plant requires timely input, often of a highly specialized technical nature, from several parties, including the suppliers of the various system components (such as solar panels or CHP engine) and plant operators, other suppliers of relevant parts and materials (including replacement parts), feedstock suppliers, land owners, subcontractors, electricity brokers, financing entities and governmental and related agencies (as subsidizers and as regulators). In addition, as we use Contractors to construct and thereafter operate and maintain our renewable energy plants, we depend on the Contractors’ expertise and experience, representations, warranties and undertakings regarding, inter alia: the construction quality, schedule of construction, operation, maintenance and performance of each of the plants, the use of high-quality materials, strict compliance with applicable legal requirements and the Contractors’ financial stability. If the Contractors’ representations or warranties are inaccurate or untrue, or if any of the Contractors or other entities fail to perform their obligations properly, this could result in the interruption, cessation or abandonment of the relevant plant, or may require significant expenses to mitigate the damages or repair them, any of which may cause us severe losses.

The performance of our renewable energy plants depends on the quality of the equipment installed in such plants and on the reliability of the suppliers of spare and replacement parts. The performance of our renewable energy plants depend on the quality of the components of the plants and the equipment installed in the plants. Any defects or deterioration in the quality of such components and equipment could harm our results of operations, and if we will not be able to quickly locate quality replacement parts or perform repairs, our results of operations could be adversely affected for a long period of time. For example, the performance of our photovoltaic plants, or the PV Plants, depends on the quality of the solar panels installed. Degradation in the performance of the solar panels above a certain level is guaranteed by the panel suppliers and we generally receive undertakings from the Contractors with respect to minimum performances. Therefore, one of the critical factors in the success of our PV Plants is the existence of reliable solar panel suppliers, who guarantee the performance and quality of the solar panels supplied and their ability to provide us with replacement and spare parts that are of sufficient quality. If the suppliers of solar panels will not meet their undertakings under the guarantees and no replacement panels will be available at a reasonable price, this could result in the interruption, cessation or abandonment of the relevant PV Plant, or may require significant expenses to mitigate the damages or repair them, any of which may cause us severe losses.

In the event we are unable to comply with the obligations and undertakings, including with respect to financial covenants, which we undertook in connection with the project financing of our renewable energy plants, our results of operations may be adversely affected.  In connection with the financing of our PV Plants, our WtE plants, and the Manara PSP, we entered into long-term agreements with various financing entities and may in the future enter into additional project finance agreements in connection with our other projects, for example, the projects currently under development in Italy. The agreements that govern the provision of financing include, and future project finance agreements are expected to include, inter alia, undertakings and financial covenants, the majority of which are based on the ongoing income derived from the relevant plant, which may be adversely affected by the various risks detailed herein. If we fail to comply with any of these undertakings and covenants, we may be subject to penalties, future financing requirements, and the acceleration of the repayment of debt. These occurrences would have an adverse effect on our financial position and results of operations and on our ability to obtain outside financing for other projects.

As a substantial part of our business is currently located in Europe, we are subject to additional risks that may negatively impact our operations.  We currently have substantial PV operations in Spain and WtE operations in the Netherlands, all of which are held by our Luxembourg subsidiary, and may make additional investments in projects located in Europe, such as the development and construction of additional PV plants in Spain and Italy. Due to these existing operations and any additional future investments, we are subject to special considerations or risks associated with companies operating in other jurisdictions, including rules and regulations, cross currency movements, different payment cycles, tax issues, such as tax law changes and variations in tax laws as compared to Israel, cultural and language differences, crime, strikes, riots, civil disturbances, terrorist attacks and wars and deterioration of political and economic relations with Israel. Our European operations subject us to a number of these risks, as well as the requirement to comply with the local laws, such as the Spanish, Dutch and EU laws.

On January 31, 2020 the United Kingdom due to the Brexit referendum stopped being a member of the EU. Brexit has created significant uncertainty about the future relationship between the United Kingdom and the EU, and given rise for the governments of other EU member states to consider withdrawal. Our regulatory risk could increase if there were to be future divergence with the EU regime.

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

The continued global crisis resulting from the current novel strain of coronavirus (Covid-19) and any other pandemic, epidemic or outbreak of an infectious disease may adversely affect our operations. If a pandemic, epidemic or outbreak of an infectious disease occurs in Europe, Israel or elsewhere, our business may be adversely affected. In December 2019, Covid-19 was identified in Wuhan, China. Since then, this virus spread globally and as of the end of March 2021, has spread to over 180 countries, including European countries and Israel. The spread of Covid-19 has resulted in the World Health Organization declaring the outbreak of Covid-19 as a “pandemic.” Due to the spread of Covid-19 and the measures taken by governments in order to control the spread, there was a decrease in economic activity in many areas around the world, including Israel and Europe since March 2020. The spread of the virus has led, inter alia, to a disruption in the supply chain, a decrease in global transportation and a decrease in the value of financial assets and commodities on the markets in Israel and the world. Many countries around the world, including Spain, Israel, the Netherlands and Italy, have imposed quarantines and restrictions on travel, mass gatherings, education, commerce and other activities, and curtailed and limited non-essential works. In recent months, Spain, Italy and Israel have experienced a resurgence in the number of Covid-19 cases, causing the local governments to renew restrictions and implement additional measures in order to attempt to curb the spread of the pandemic. Although our operations have not thus far been materially adversely affected by the restrictions imposed by local governments and authorities in the countries in which we operate, in the event the restrictions continue, or new restrictions are imposed, our operations, including the projects under construction and development, may be adversely affected. The spread of Covid-19 and its implications may also indirectly affect our operations, for example through changes in the prices of oil resulting in a decrease in the electricity prices, and through reduction in demand for electricity, delays in construction of projects due to curtailment of work, limited availability of components required in order to operate or construct new projects, regulatory changes by countries affected by the virus, including changes in subsidies, collection delays, delays in obtaining permits, limited availability or changes in terms of financing for future projects, limited availability of corporate financing and lower returns on potential future investments. As a result, our business and operating results could be negatively affected. The extent to which the Covid-19 pandemic impacts our business will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of Covid-19, the resurgence of mutations of the virus and the actions to contain Covid-19 or treat its impact, among others. These potential effects could last until a vaccine or successful treatment plan are successfully implemented worldwide or at least in the countries and regions in which we operate.

Our business is affected by the availability of financial incentives. The reduction or elimination of government subsidies and economic incentives could reduce our profitability and our revenues. Many countries, such as Spain, Italy, the Netherlands and Israel, introduced substantial incentives to offset the cost of renewable energy production in the past, including photovoltaic power systems and WtE technologies in the form of Feed-in-Tariff, or FiT, or other incentives aimed at promoting the use of clean energy (including solar energy and biogas) and reducing dependence on other forms of energy. In addition, several countries encourage manufacturers and farmers to choose waste management methods that are more environmentally-friendly, either by establishing fines on non-environmentally friendly waste management methods or by payment of incentives. Certain of these government incentives were reduced or eliminated in the past years (for example in Italy and Spain) and the remaining incentives could potentially be reduced or eliminated in the future. If the Spanish or Israeli governments elect to revise the existing incentive schemes, this may adversely affect the profitability of our PV Plants If the Dutch government revises the incentive scheme for existing or future WtE plants to reduce the support or increase the liabilities of WtE plants, it may adversely affect our profitability from future WtE plants in the Netherlands. Any retroactive or prospective changes in the incentive schemes in these and other countries may affect our business plan and potential future projects we may be interested in developing or acquiring in such countries. In general, uncertainty about the introduction of, reduction in, or elimination of, incentives or delays or interruptions in the implementation of favorable laws could affect our profitability and potentially our ability to continue and develop new renewable energy plants.

Natural disasters, terrorist attacks, or other catastrophic events could harm our operations. Our worldwide operations could be subject to natural disasters terrorist attacks, public health events and other business disruptions, which could harm our future revenue and financial condition and increase our costs and expenses. Among others, floods, storms, seismic turbulence and earth movements may damage our PV Plants or our WtE Plants. The insurance coverage we have for a portion of such risks may not cover the damage in full because these circumstances are sometimes deemed “acts of god.” In the event that an earthquake, fire, tsunami, typhoon, terrorist attack, or other natural, manmade or technical catastrophe were to damage or destroy any part of our plants or those of manufacturers on which we rely, destroy or disrupt vital infrastructure systems or interrupt our operations or services for any extended period of time, our business, financial condition and results of operations would be materially and adversely affected.

An increase in the prices of components of a renewable energy plant may adversely affect our projects under development, our future growth and our business. Installations of renewable energy plants have substantially increased over the past few years. The increased demand led to fluctuations in the prices of the components of the plants resulting from oversupply and undersupply. For example, the increased demand for solar panels resulted in substantial investments in solar panels production facilities, creating oversupply and a sharp continuing decrease in the prices of solar panels. A future reversal in the trend and an increase in the prices of solar panels and other components of the system (such as invertors and related electric components) or an increase in the prices of components of other renewable energy plants, may increase the costs of replacing components in our existing plants or the costs of constructing new plants and impact the profitability of constructing plants and our ability to expand our business. Additionally, if there is a shortage of key components necessary for the production of the components, that may constrain our revenue growth.

The market for renewable energy is intensely competitive and rapidly evolving. The market for renewable energy attracts many initiatives and therefore is intensely competitive. Our competitors who strive to construct new renewable energy plants and acquire existing plants may have established more prominent market positions, have greater resources and may have more experience in this field. Extensive competition may adversely affect our ability to continue to acquire and develop new plants.

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

We do not wholly-own a few of our operating projects and projects under development. Although we currently control these projects, disagreements with our partners could cause delays in the construction or development of the projects or affect decisions made in connection with operating plants. We wholly-own all of our operating PV plants and the Netherlands’ WtE plants, except the 300 MW photovoltaic plant in the municipality of Talaván, Cáceres, Spain, which was connected to the Spanish national grid in December 2020, or the Talasol PV Plant, of which we hold 51% and the Manara PSP, of which we hold 83.333%, and may in the future enter into projects that we do not wholly-own or introduce additional partners to the Manara PSP or other projects under development or operating plants. Although we control both the Talasol PV Plant and the Manara PSP, any disagreements with our partners could delay the development or construction of the Manara PSP, affect decisions made in connection with the Talasol PV Plant or require management resources and attention. Any delays or damages caused due to such disagreements could adversely affect our business plans and results of operations.

We may be subject to disruptions or failures in information technology, telecommunication systems and network infrastructures that could have a material adverse effect on our business and financial condition. Our renewable energy business relies, among other things, on information technology and on telecommunication services as we remotely monitor and control our assets and interface with regulatory agencies and wholesale power markets. Disruptions or failures in such systems may result due to various causes, including internal malfunctions in our systems or in the systems of third parties such as suppliers, governmental authorities, from employee error, theft or misuse, malfeasance, power disruptions, natural disasters or accidents and may also result from cyber-attacks or other breaches of information technology security. Such disruptions and failures of our information technology systems could have an adverse effect on our business operations, financial reporting, financial condition and results of operations.

Risks Related to our PV Plants

The revenues derived from several of our PV Plants mainly depend on payments received from governmental entities. Any future deterioration in the financial position of the local governments or regulated entities, resulting in partial or no payment or in regulatory changes may adversely affect the results of our operations.  The revenues derived by several of our PV Plants are based mainly on payments received from governmental or regulated entities. In Spain (except the 300 MW photovoltaic plant in the municipality of Talaván, Cáceres, Spain), our revenues are primarily based on payments from governmental entities in accordance with a specific remuneration incentive scheme and in Israel all of our income is based on a fixed tariff from the Israel Electric Company, or the IEC, a governmental company that controls the Israeli electricity market. We cannot assure you that there will not be changes to the governments’ photovoltaic energy incentive schemes. Any changes in the financial stability of the governmental entities paying all or a portion of our PV revenues and any resulting change in the regulation may directly or indirectly affect the payments we receive and, therefore, our operations and revenues.

We are exposed to the possibility of damages to, or theft of, the various components of our PV Plants. Such occurrences may cause disruptions in the production of electricity and additional costs.  Our PV Plants may suffer damages and disruption in the production of electricity due to theft of panels and other components, or due to bad weather and land conditions. Although such damages are generally covered by the PV Plants’ insurance policies, under certain circumstances such occurrences may not be covered or may only be partially covered by the insurance and, if covered, utilization of the insurance may cause an increase in the premiums paid to our insurance companies, all of which may adversely affect our results of operations and profitability.

Our ability to produce solar power depends upon the magnitude and duration of sunlight as well as other meteorological and geographic factors.  Solar power production has a seasonal cycle, and adverse meteorological conditions can materially impact the output of photovoltaic plants and result in production of electricity below expected output, which in turn could adversely affect our profitability. For example, 2018 was characterized with relatively low levels of radiation, which resulted in a decrease in our PV-related revenues for that year. Lower electricity output due to changes in meteorological conditions and other geographic factors may adversely affect our profitability.

Risks Related to our WtE (Biogas) Plants

In addition to the risks involved in the construction and operation of, and the regulatory risks applicable to, renewable energy plants in general, WtE plants are exposed to risks specific to this industry. In addition to the risks detailed above under “Risks Related to our Renewable Energy Operations,” WtE plants are exposed to additional risks specific to this industry, including:

•
As the raw materials used to produce energy in the WtE market are not freely available (as is the case with wind and solar energies), the success of a WtE plant depends, among other things, on the prices of feedstock required in order to maintain the optimal mix of feedstock necessary to maximize performance of the plants, in order to meet a certain of range of energy (gas, electricity or heat) production levels. In order to ensure continuous supply of raw materials, both in terms of the quantity and the quality and composition of the raw materials, the WtE plant is required to enter into supply relationships with several feedstock suppliers, such as farmers, food manufacturers and other specialized feedstock suppliers and to continuously monitor the proposed sales in order to locate the most efficient and beneficial offers. Any increase in the price of feedstock or shortage in the type or quality of feedstock required to produce the desired energy levels with the technology used by the plant could slow down or halt operations, causing a material adverse effect on the results of operations. The price and quality of a range of a certain feedstock mix might also increase the plant’s operating costs, either due to the need to purchase a more expensive feedstock mix in order to meet the desired energy production levels, or due to increase in the amounts of residues and the resulting increase of surplus quantities that require removal. In addition to the impact of the quality of the feedstock on the production levels, maintaining and monitoring the feedstock quality is crucial for preventing malfunctions in the process, for example due to high levels of certain chemicals that might harm the CHP engines. Additionally, a wrong feedstock mix and/or low feedstock quality might create biology problems such as lower bacteria population, which directly adversely impacts the biogas production. Therefore, any shortage of quality feedstock and changes in the feedstock mix available for use could have a material adverse effect on the results of operations of our WtE plants.

•
The WtE industry is subject to many laws and regulations which govern the protection of the environment, quality control standards, health and safety requirements, and the management, transportation and disposal of different types of waste. Environmental laws and regulations may require removal or remediation of pollutants and may impose civil and criminal penalties for violations. The costs arising from compliance with environmental laws and regulations may increase operating costs for our WtE plants and we may be exposed to penalties for failure to comply with such laws and regulations. In addition, existing regulation governing waste management and waste disposal provide incentives to feedstock suppliers to use waste management solutions such as the provision of feedstock to WtE plants. Any regulatory changes that impose additional environmental restrictions on the WtE industry or that relieve feedstock suppliers from the stringent regulation concerning waste management and disposal could increase our operating costs, limit or change the cost of the feedstock available to us, and adversely affect our results of operations.

Risks Related to our Israeli Operations

The electricity sector in Israel is highly regulated. Any changes in the tariffs, system charges or applicable regulations may adversely affect our operations and results of operations. In addition, failure to obtain and maintain electricity production and supply licenses from the regulator could materially adversely affect our operations and results of operations. The Israeli electricity sector is subject to various laws and regulations, such as the tariffs charged by the IEC, including a resolution to charge private manufacturers, such as Dorad Energy Ltd., or Dorad, in which we indirectly hold 9.375%, for the IEC’s system operation services, and the licensing requirement. The prices paid by Dorad to the IEC for system operation services provided to Dorad and the fees received by Dorad and by our PV Plant located in Talmei Yosef, Israel, or the Talmei Yosef PV Plant, from the IEC for electricity sold to the IEC and for providing the IEC with energy availability, are all based on tariffs determined by the Israeli regulator. The updates and changes to the regulation and tariffs required to be paid to the IEC by Dorad may not necessarily involve negotiations or consultations with Dorad and may be unilaterally imposed on it. Any changes in the tariffs, system charges or applicable regulations may adversely affect our operations and results of operations. In addition, a manufacturer of energy in Israel is required to initially hold a conditional license and thereafter hold a permanent license, issued by the Israeli Electricity Authority, which include ongoing milestones and conditions. Failure to maintain such licenses could adversely affect our development efforts and our results of operations.

The electricity sector in Israel is highly centralized. The IEC controls and operates the electricity system and all stages of the transmission of electricity. The electricity sector in Israel is dominated by the IEC, which controls and operates the electricity system in Israel, including the delivery and transmission of electricity, and also manufactures the substantial majority of electricity in Israel. The IEC is also the only customer of the Talmei Yosef PV Plant and is subject to the requirement to pay a fixed tariff for the electricity manufactured by such plant. Similarly, it is currently expected that the sole customer of the Manara PSP will be the IEC, who will be required to pay the Manara PSP for availability and electricity produced. The ability of the IEC to pay the renewable energy manufacturers could be affected by the financial instability of the IEC. The inability of the IEC to pay Dorad, Talmei Yosef, the Manara PSP or any energy project we may be involved in in Israel, may adversely affect our plan of operations and could have a material adverse effect on our profitability.

The Talmei Yosef PV Plant and the Dorad Power Plant are located in the southern part of Israel, in proximity to the Gaza Strip and within range of missile and mortar bombs launched from the Gaza Strip. The Manara PSP is expected to be located the northern part of Israel, in proximity to the border with Lebanon. The Talmei Yosef Project is located near the Gaza Strip border and the Dorad Power Plant is located in Ashkelon, a town in the southern part of Israel, in proximity to the Gaza Strip. In recent years, there has been an escalation in violence and missile attacks from the Gaza Strip to Southern and Central Israel. The Manara PSP is expected to be constructed in close proximity to Israel’s border with Lebanon, in an area that has also been attacked by missiles in the past. Certain measures were taken to protect the Dorad Power Plant from missile attacks. However, any such further attacks to the area surrounding the Gaza Strip or to the area in close proximity to the northern border of Israel or any direct damage to the location of these plants may damage the relevant plants and disrupt the operations of the projects and thereafter their operations, and may cause losses and delays.

Risks Related to our Investment in Dori Energy

We have joint control in U. Dori Energy Infrastructures Ltd., or Dori Energy, who, in turn, holds a minority stake in Dorad.  Therefore, we do not control the operations and actions of Dorad. We currently hold 50% of the equity of Dori Energy who, in turn, holds 18.75% of Dorad and accordingly our indirect interest in Dorad is 9.375%. Although we entered into a shareholders’ agreement, or the Dori SHA, with Dori Energy and the other shareholder of Dori Energy, Amos Luzon Entrepreneurship and Energy Group Ltd. (f/k/a U. Dori Group Ltd.), or the Luzon Group, providing us with joint control of Dori Energy, should differences of opinion as to the management, prospects and operations of Dori Energy arise, such differences may limit our ability to direct the operations of Dori Energy. Moreover, Dori Energy holds a minority stake in Dorad and as of the date hereof is entitled to nominate only one director in Dorad, which, according to the Dori SHA, we are entitled to nominate. As we have one representative on the Dorad board of directors, which has a total of seven directors, we do not control Dorad’s operations. Therefore, as we have joint control over Dori Energy and limited control over Dorad, we may be unable to prevent certain developments that may adversely affect their business and results of operations. Since July 2015, several of Dorad’s direct and indirect shareholders, including Ellomay Clean Energy Ltd., or Ellomay Energy, our wholly-owned subsidiary that holds Dori Energy’s shares, are involved in various legal proceedings, all as more fully described in “Item 4.B: Business Overview” below. In addition, to the extent our interest in Dori Energy is deemed an investment security, as defined in the Investment Company Act of 1940, or the Investment Company Act, we could be deemed to be an investment company under the Investment Company Act, depending on the value of our other assets. Please see “We may be deemed to be an “investment company” under the Investment Company Act of 1940, which could subject us to material adverse consequences” below.

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

Dorad, which is currently the only substantial asset held by Dori Energy, operates the Dorad Power Plant, whose successful operations and profitability depends on a variety of factors, many of which are not within Dorad’s control.  Dorad’s only substantial asset is the Dorad Power Plant, situated on the premises of the Eilat-Ashkelon Pipeline Company, or EAPC, located south of Ashkelon, Israel. The Dorad Power Plant is subject to various complex agreements with third parties (the Israeli Electric Company, or IEC, the operations and maintenance contractor, suppliers, private customers, etc.) and to regulatory restrictions and guidelines in connection with, among other issues, the tariffs to be paid by the IEC to Dorad for the energy it produces. Various factors and events may materially adversely affect Dorad’s results of operations and profitability and, in turn, have a material adverse effect on Dori Energy’s and on our results of operations and profitability. These factors and events include:

•
The operation of the Dorad Power Plant is highly complex and depends upon the continued ability: (i) to operate the various turbines, and (ii) to turn the turbines on and shut them down quickly based on demand. The profitability of Dorad also depends on the accuracy of the proprietary forecasting system used by Dorad. Any defects or disruptions, or inaccuracies in forecasts, may result in an inability to provide the amount of electricity required by Dorad’s customers or in over-production, both of which could have a material adverse effect on Dorad’s operations and profitability.

•
Dorad’s operations depend upon the expertise and success of its operations and maintenance contractor, who is responsible for the day-to-day operations of the Dorad Power Plant. If the services provided by such contractor will cause delays in the production of energy or any other damage to the Dorad Power Plant or to Dorad’s customers, Dorad may be subject to claims for damages and to additional expenses and losses and therefore Dorad’s profitability could be adversely affected.

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

•
Dorad entered into a long-term natural gas supply agreement with the partners in the “Tamar” license, or Tamar, located in the Mediterranean Sea off the coast of Israel. This agreement includes a “take or pay” mechanism, subject to certain restrictions and conditions that may result in Dorad paying for natural gas not actually required for its operations. In the event Dorad will be required to pay for natural gas that it does not need, Dorad’s results of operations and profitability could be adversely affected. Tamar is currently (until the agreement regarding the acquisition of natural gas from Energean Israel Ltd., or Energean, becomes effective, as expected by the end of 2021 or the first quarter of 2022) Dorad’s sole supplier of natural gas and has undertaken to supply natural gas to various customers and is permitted to export a certain amount of the natural gas to customers outside of Israel. Dorad’s operations depend on the timely, continuous and uninterrupted supply of natural gas from Tamar and on the existence of sufficient reserves throughout the term of the agreement with Tamar. In addition, the price of natural gas under the supply agreement with Tamar is linked to production tariffs determined by the Israeli Electricity Authority but cannot be lower than the “final floor price” included in the agreement. Due to the reduction in fuel and energy prices and the resulting reduction in the production tariff during 2019, the price for natural gas under the agreement with Tamar reached the final floor price in January 2020. Therefore, in the event of future reductions in the fuel and energy prices and the production tariff, the price of gas will not be further reduced. Any delays, disruptions, increases in the price of natural gas under the agreement, or shortages in the gas supply from Tamar will adversely affect Dorad’s results of operations.

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

•
Due to the agreements with contractors of the Dorad Power Plant and the indexation included in the gas supply agreement, Dorad is exposed to changes in the exchange rates of the U.S. dollar against the NIS. To minimize this exposure Dorad executed forward transactions to purchase U.S. dollars against the NIS. In addition, due to the indexing to the Israeli consumer price index under Dorad’s credit facility, it is exposed to fluctuations in the Israeli CPI, which may adversely affect its results of operations and profitability. Dorad’s profitability might be adversely affected due to future changes in exchange rates or in the Israeli consumer price index.

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

•
The Covid-19 crisis affects Dorad’s customers (which include hotels and other industrial customers), and therefore any decrease in electricity consumption by Dorad’s customers and in Israel generally (affecting the amount of electricity purchased by the IEC from Dorad), may affect Dorad’s financial results. During 2020, Dorad reported a certain decrease in consumption of electricity by its customers and by the IEC due to the Covid-19 crisis, which did not have a material impact on Dorad as of December 31, 2020, and it is continuously examining the options available to it in the event of a material impact on in its revenues as a result of the spread of Covid-19.

Risks Related to the Manara PSP

The Manara PSP currently holds a conditional license. Such conditional license may be revoked for various reasons, such as non-compliance with milestones stipulated in the conditional license. The Manara Project currently holds a conditional license for the construction of a 156 MW pumped storage project, or the Conditional License, issued to it on June 17, 2020. Conditional licenses issued by the Israeli Electricity Authority include several milestones, and deadlines for completing such milestones, including the financial closing, and the completion of the construction works of the pumped storage power plant. For example, the deadline for financial closing of the Manara PSP under its Conditional License was February 11, 2021 and the financial closing of the Manara PSP occurred on such date. The Conditional License includes additional milestones following the financial closing, such as the deadline for the completion of the construction works and the Israeli Electricity Authority could revoke the Conditional License if Ellomay PS does not timely meet the milestones included in it.  Any such attempted revocation is subject to a written notice from the Israeli Electricity Authority, which shall include the reasons for the proposed revocation, and to a hearing of Ellomay PS before the Israeli Electricity Authority. If the Conditional License will be revoked in the future, that could prevent the completion of the Manara PSP, resulting in a loss of some or all the funds invested in the Manara PSP.

The construction of the Manara PSP constitutes a complex and unique engineering challenge. The consultation process includes planning and conducting of a comprehensive investigation to characterize the variety of soils and rocks at the construction sites. In accordance with the infrastructure characteristics and the seismic risks that exist on site, stability calculations need to be performed on the basis of which instructions are given for the planning and execution of the reservoirs. Any complications during the construction period of the Manara PSP could cause delays in the construction and could expose the Manara PSP to non-compliance with the terms of the conditional license issued to it by the Israeli Electricity Authority and could otherwise materially adversely affect our results of operations in connection with the Manara PSP.

Risks Related to our Operations and Ownership Structure

Our ability to leverage our operations and increase our operations depends, inter alia, on our ability to obtain attractive project and corporate financing from financial entities.    Our ability to obtain attractive financing and the terms of such financing, including interest rates, equity to debt ratio requirement and timing of debt availability will significantly impact our ability to leverage our investments and enhance our operations. Although we have financing agreements with respect to several of our PV Plants, WtE Plants and the Manara PSP and although we raised significant funds in Israel through the issuance of debentures, there is no assurance we will be able to procure additional project financing for projects under development or any operations we will acquire or projects we wish to advance in the future, or to obtain additional corporate financing, on terms favorable to us or at all. Our inability to obtain additional financing on favorable terms, or at all, may adversely affect our ability to leverage our investments and to procure the equity required in order to increase and further develop our operations.

Our ability to freely operate our business is limited due to certain restrictive covenants contained in the deeds of trust of our Debentures. The deeds of trust governing our Series C Debentures and our Series D Debentures, or the Deeds of Trust and the Debentures, respectively, contain restrictive covenants that limit our operating and financial flexibility. These covenants include, among other things, a “negative pledge” with respect to a floating pledge on all of our assets. The Deeds of Trust also contain covenants regarding maintaining certain levels of financial ratios and criteria, including as a condition to the distribution of dividends, as a trigger for an obligation to pay additional interest and as a cause for immediate repayment, and other customary immediate repayment conditions, including, under certain circumstances, in the event of a change of control, a default under the deed of trust of the other debentures issued by us, a change in our field of operations or a disposition of a substantial amount of assets. Our ability to continue to comply with these and other obligations depends in part on the future performance of our business. Such obligations may hinder our ability to finance our future operations or the manner in which we operate our business. In particular, any non-compliance with performance-related covenants and other undertakings of the Debentures could result in increased interest payments for some or all of the Debentures or a demand for immediate repayment of the outstanding amount under the Debentures and restrict our ability to obtain additional funds, which could have a material adverse effect on our business, financial condition or results of operations.

Our debt increases our exposure to market risks, may limit our ability to incur additional debt that may be necessary to fund our operations and could adversely affect our financial stability. As of December 31, 2020, our total indebtedness in connection with corporate and project financing (including the 300 MW photovoltaic plant in the municipality of Talaván, Cáceres, Spain, of which we hold 51%) was approximately €364 million, including principal and interest expected repayments, financing related swap transactions and excluding any related capitalized costs. The Deeds of Trust permit us to incur additional indebtedness, including by issuing additional debentures of the existing series of Debentures subject to maintaining certain financial ratios and covenants. Our debt, including the Debentures, and any additional debt we may incur, could adversely affect our financial condition by, among other things:

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

We may incur significant additional amounts of debt, which could further exacerbate the risks associated with our substantial indebtedness. We may be able to incur substantial additional indebtedness, including additional issuances of debentures and secured indebtedness, in the future. Although the Deeds of Trust governing our Debentures contain conditions that may affect our ability to incur additional debt, mainly through the issuing additional debentures of the existing series of the Debentures, these conditions are limited and we will be able to incur additional debt and enter into highly leveraged transactions, so long as we do not breach the financial covenants and meet these conditions. If new debt is added to our existing debt levels, the related risks that we face would intensify and we may not be able to meet all our debt obligations, including the obligations in connection with repayment of the Debentures.

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

Our business results may be affected by currency and interest rate fluctuations and the hedging transactions we enter into in order to manage currency and interest rate related risks.  We hold cash and cash equivalents, restricted cash and marketable securities mainly in euro and NIS. Our holdings in our PV Plants located in Spain and in the WtE Plants located in the Netherlands are denominated in euro and our holdings in the Talmei Yosef PV Plant and in Dori Energy are denominated in NIS. Our Debentures and the project finance obtained in connection with the Talmei Yosef PV Plant and the Manara PSP are denominated in NIS and the interest and principal payments are to be made in NIS. The financing for several of our PV Plants bears interest based on EURIBOR rate. Therefore our repayment obligations and undertakings may be affected by adverse movements in the exchange and interest rates. Although we attempt to manage these risks by entering into various swap interest and currency transactions as more fully explained in “Item 11: Quantitative and Qualitative Disclosures About Market Risk” below, we cannot ensure we will manage to eliminate these risks in their entirety. The current Covid-19 outbreak and government programs related to the outbreak may also affect exchange and interest rates.  These swap transactions may also impact the results of our operations due to fluctuations in their value based on changes in the relevant exchange or interest rate.

Our ability to effectively hedge interest rate, currency and other market-related risks may adversely affect our profitability. We use hedging instruments in an attempt to manage interest rate, currency and other market-related risks. If any of the variety of instruments we use to hedge our exposure to these various types of risk is not effective, we may incur losses, which may have an adverse effect on our financial condition. The majority of our derivative contracts are OTC derivatives, i.e., derivative contracts that are not transacted on an exchange. These derivatives are entered into under ISDA Master Agreements. If a counterparty defaults on these contracts, the underlying exposure would no longer be effectively hedged, which could result in losses. In addition, there can be no assurance that we will continue to be able to hedge risks related to current or future assets or liabilities in an efficient manner or at all. Disruptions such as market crises and economic recessions may put a strain on the availability and effectiveness of hedging instruments. For example, the expected transition away from LIBOR and similar benchmark rates may have a different impact on the hedged item and the hedging instrument, which could cause some of our hedge to become ineffective, resulting in potential losses.

If we do not conduct an adequate due diligence investigation of a target project or if certain events beyond our control occur, we may be required to subsequently take write-downs or write-offs, restructuring, and impairment or other charges that could have a significant negative effect on our financial condition, results of operations and our stock price.  We must conduct a due diligence investigation of target projects that we intend to acquire or purchase an interest in. Intensive due diligence is time consuming and expensive due to the cost of the technical, accounting, finance and legal professionals involved in the due diligence process. Even if we conduct extensive due diligence on a target business, we cannot assure you that this due diligence will reveal all material issues that may affect a particular target project, or that factors outside the control of the target project and outside of our control will not later arise. If our due diligence review fails to identify issues specific to a target project, industry or the environment in which the target project operates, or if certain events or circumstances occur that are beyond our control, we may be forced to later write-down or write-off assets, restructure our operations, or incur impairment or other charges that could result in losses. Even though these charges may be non-cash items and may not have an immediate impact on our liquidity, the fact that we report charges of this nature could contribute to negative market perceptions about us or our ordinary shares.

We may be deemed to be an “investment company” under the Investment Company Act of 1940, which could subject us to material adverse consequences.  We could be deemed to be an “investment company” under the Investment Company Act if we invest more than 40% of our assets in “investment securities,” as defined in the Investment Company Act. Investments in securities of majority owned subsidiaries (defined for these purposes as companies in which we control 50% or more of the voting securities) are not “investment securities” for purposes of this definition. As our interest in Dori Energy is not considered an investment in majority owned securities, unless we maintain the required portion of our assets under our control, limit the nature of the requisite portion of our investments of our cash assets to cash and cash equivalents (which are generally not “investment securities”), succeed in making additional strategic “controlling” investments and continue to monitor our investment in Dori Energy, we may be deemed to be an “investment company.” We do not believe that our holdings in the Spanish PV Plants or the WtE Plants would be considered “investment securities,” as we control the PV Plants (other than the Talasol PV Plant) and the WtE Plants via wholly-owned subsidiaries. In addition, despite minority holder protective rights granted to the minority shareholders of the Talasol PV Plant and the Manara PSP, including several rights which effectively require the unanimous consent of all shareholders, we believe that our interests in the in the Talasol PV Plant and the Manara PSP do not constitute “investment securities” given, among other things, our majority shareholder and board membership status in the project companies. We do not believe that the current fair value of our holdings in Dori Energy (all as more fully set forth under “Business” below) and other relevant assets, all of which may be deemed to be “investment securities,” would result in our being deemed to be an “investment company.” If we were deemed to be an “investment company,” we would not be permitted to register under the Investment Company Act without an order from the SEC permitting us to register because we are incorporated outside of the United States and, prior to being permitted to register, we would not be permitted to publicly offer or promote our securities in the United States. Even if we were permitted to register, it would subject us to additional commitments and regulatory compliance. Investments in cash and cash equivalents might not be as favorable to us as other investments we might make if we were not potentially subject to regulation under the Investment Company Act. We seek to conduct our operations, including by way of investing our cash and cash equivalents, to the extent possible, so as not to become subject to regulation under the Investment Company Act. In addition, because we are actively engaged in exploring and considering strategic investments and business opportunities, and in fact the majority of our investments to date (mainly in the Italian, Spanish and Israeli photovoltaic power plants markets and in the Netherlands’ WtE market) were made through a controlling investment, we do not believe that we are currently engaged in “investment company” activities or business. These strategies may force us to pursue less than optimal business strategies or forego business arrangements and to forgo certain cash management strategies that could have been financially advantageous to us and to our financial situation and business prospect.

Our ability to successfully develop projects and acquire projects and to be successful in the operation of such projects thereafter will be significantly dependent upon the efforts of our controlling shareholders that function as key personnel. Several of our key personnel allocate their time to other businesses.  Our ability to successfully develop projects and effect acquisitions is dependent upon the efforts of our key personnel, including Shlomo Nehama, our chairman of the board, and Ran Fridrich, a director and our Chief Executive Officer. We entered into a management services agreement, or the Management Services Agreement, with entities affiliated with these officers and board members and they have allocated a significant portion of their time to our company since the execution of the Management Services Agreement. However, Messrs. Nehama and Fridrich are not required to commit their full time to our affairs, which could create a conflict of interest when allocating their time between our operations and their other commitments. If their other business affairs require them to devote more substantial amounts of time to such affairs, it could limit their ability to devote time to our affairs and could have a negative impact on our ability to consummate acquisitions.

We may be characterized as a passive foreign investment company. Our U.S. Holders may suffer adverse tax consequences.  Under the passive foreign investment company or “PFIC” rules, for any taxable year that our passive income or our assets that produce passive income exceeds specified levels, we will be characterized as a PFIC for U.S. federal income tax purposes. This characterization could result in adverse U.S. tax consequences for our U.S. Holders (as defined below), which may include having certain distributions on our ordinary shares and gains realized on the sale of our ordinary shares treated as ordinary income, rather than as capital gains income, and having potentially punitive interest charges apply to the proceeds of sales of our ordinary shares and certain distributions.

Certain elections may be made to reduce or eliminate the adverse impact of the PFIC rules for our U.S. Holders, but these elections may be detrimental to such U.S. Holders under certain circumstances. The PFIC rules are extremely complex and U.S. Holders are urged to consult independent tax advisers regarding the potential consequences to them of our classification as a PFIC.

Based on our income and/or assets, we believe that we were a PFIC with respect to any U.S. Holder that held our shares in 2008 through 2012. We also believe, based on our income and assets, that it is likely that we were not a PFIC with respect to U.S. Holders that initially acquired our ordinary shares in 2013-2020. However, the Internal Revenue Service may disagree with our determinations regarding our prior or present PFIC status and, depending on future events, we could become a PFIC in future years.

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

You may be diluted by the future issuance of additional ordinary shares, among other reasons, for purposes of carrying out future acquisitions, financing needs, and also as a result of our incentive and compensation plans. During 2019 and 2020, we issued an aggregate of 1,965,000 ordinary shares in private placements to Israeli institutional and classified investors. In early 2021, the investors that participated in the private placement of our ordinary shares and warrants to purchase ordinary shares consummated in February 2020, exercised the warrants issued to them and as a result we issued an additional 178,750 ordinary shares to such investors. In addition, on October 26, 2020, we issued a new series of options (the Series 1 Options), tradable on the Tel Aviv Stock Exchange, to purchase an aggregate of 385,000 ordinary shares at an exercise price per share of NIS 150 (subject to adjustments upon customary terms) and on February 23, 2021 we issued our Series D Debentures, which are convertible into an aggregate of 375,757 ordinary shares at a conversion price per share of NIS 165 (subject to adjustments upon customary terms). In the event some or all of our Series 1 Options are exercised, or some or all of our Series D Debentures are converted, you may experience dilution of your percentage of holdings in our ordinary shares. We may also choose to raise additional equity capital in the future for various reasons and purposes. The issuance of any additional ordinary shares in the future, or any securities that are exercisable for or convertible into our ordinary shares, will have a dilutive effect on our shareholders as a consequence of the reduction in the percentage ownership.

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

We are controlled by a small number of shareholders, who may make decisions with which you may disagree and which may also prevent a change of control via purchases in the market.  Currently, a group of investors comprised of Kanir Joint Investments (2005) Limited Partnership, or Kanir, and S. Nechama Investments (2008) Ltd., or Nechama Investments, hold an aggregate of 44.6% of our outstanding ordinary shares. Shlomo Nehama, our Chairman of the Board who controls Nechama Investments holds directly an additional 3.6% of our outstanding ordinary shares and the estate of Mr. Hemi Raphael, which holds a majority of the outstanding shares of Kanir Investments Ltd., or Kanir Ltd., the general partner of Kanir, holds an additional 2% of our outstanding ordinary shares. Therefore, acting together, these shareholders could exercise significant influence over our business, including with respect to the election of our directors and the approval of change in control and other material transactions. This concentration of control may have the effect of delaying or preventing changes in control or changes in management, or limiting the ability of our other shareholders to approve transactions that they may deem to be in their best interest. In addition, due to this concentration of control, we are deemed a “controlled company” for purposes of NYSE American LLC rules and as such we are not subject to certain NYSE American LLC corporate governance rules. Moreover, our Second Amended and Restated Articles includes the casting vote provided to our Chairman of the Board under certain circumstances and the ability of members of our Board to demand that certain issues be approved by our shareholders, requiring a special majority, all as more fully described in “Memorandum of Association and Second Amended and Restated Articles” below may have the effect of delaying or preventing certain changes and corporate actions that would otherwise benefit our shareholders.

Our failure to maintain effective internal controls over financial reporting could materially adversely affect our reported financial information and the market price of our ordinary shares. Due to the increase in the market value of our ordinary shares in 2020, as of June 30, 2020 we are characterized as an “accelerated filer” under the US Securities Law. Among other things, this characterization imposes a requirement that our registered public accounting firm issue an attestation report as to our internal control over financial reporting in connection with the filing of the Annual Report on Form 20-F for each fiscal year. Our efforts to comply with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 have resulted in increased general and administrative expenses and a diversion of management time and attention, and we expect these efforts to require the continued commitment of resources. We cannot predict the outcome of our testing in future periods and we may also experience higher than anticipated operating expenses and fees in this context. If we fail to maintain the adequacy of our internal controls, we may not be able to ensure that we or our registered public accounting firm can conclude on an ongoing basis that we have effective internal controls over financial reporting. Failure to maintain effective internal controls over financial reporting could result in investigation or sanctions by regulatory authorities, and could have a material adverse effect on our operating results, investor confidence in our reported financial information, and the market price of our ordinary shares.

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

We have not paid a cash dividend or executed a buyback of a substantial number of shares since 2016 and there is no assurance we will do so in the future.  We have not paid any cash dividends or announces a share buyback plan since 2016. Future dividends or future share buyback plans will depend on our earnings, if any, capital requirements, general financial condition and applicable legal and contractual constraints in connection with distribution of profits, and will be within the discretion of our then-board of directors. There can be no assurance that any additional dividends will be paid or share buyback programs adopted, as to the timing or the amount of the dividends or share buyback programs, or as to whether our Board of Directors will elect to distribute our profits by means of share repurchases or a distribution of a cash or other dividend. In addition, the terms of the deeds of trust governing our Debentures restrict our ability to made “distributions” (as such term is defined in the Israeli Companies Law, 1999, as amended, or the Companies Law, which includes cash dividends and repurchase of shares). For more information see “Item 5.B: Liquidity and Capital Resources” and “Item 8.A: Financial Information; Consolidated Statements and Other Financial Information; Dividends” below.

Our stock price has been very volatile in the past and may in the future be volatile, which could adversely affect the market liquidity of our ordinary shares and our ability to raise additional funds. The market liquidity and analyst coverage of our ordinary shares is limited. Our ordinary shares have experienced substantial price volatility in the past, particularly during periods of very limited volume of trading in our ordinary shares resulting in every transaction performed significantly influencing the market price. Although our ordinary shares are listed both on the NYSE American LLC and on the TASE, there is still limited liquidity, and combined with the general economic and political conditions, these circumstances cause the market price for our ordinary shares to continue to be volatile. The continuance of such factors and other factors relating to our business may materially adversely affect the market price of our ordinary shares in the future and could result in lower prices for our ordinary shares than might otherwise prevail and in larger spreads between the bid and asked prices for our ordinary shares. These issues could materially impair our ability to raise funds through the issuance of our ordinary shares in the securities markets.

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

Recent Developments

The Talasol PV Plant

The Talasol PV Plant reached mechanical completion in September 2020 and was connected to the electricity grid and electricity production commenced at the end of December 2020. In parallel to the connection to the grid, hot commissioning tests have been initiated by the EPC contractor. On January 27, 2021 the EPC finalized the performance tests and the Provisional Acceptance Certificate (PAC) was signed.

Ellomay Solar

We are promoting the development and construction, through an indirectly wholly-owned subsidiary, Ellomay Solar S.L.U., or Ellomay Solar, of a PV plant in a plot adjacent to the land on which the Talasol PV Plant is located, or the Ellomay Solar Project. This PV plant is planned to have a capacity of 28 MW and Ellomay Solar received a grid connection permit and executed a land lease agreement.

On March 8, 2021, Ellomay Solar entered into an engineering, procurement & construction agreement in connection with the Ellomay Solar Project with METKA EGN Spain S.L.U., a 100% indirect subsidiary of MYTILINEOS S.A., under the Renewables & Storage Development Business Unit.

The Ellomay Solar EPC Agreement provides a fixed and lump-sum amount of €15.32 million for the complete execution and performance of the works defined in the EPC Agreement. The works include the engineering, procurement and construction of the Ellomay Solar Project and the ancillary facilities for injecting power into the grid and performance of two years of O&M services. The EPC Agreement contains additional standard provisions, including liquidated damages in connection with delays and performance, performance guarantees, suspension and termination.

METKA EGN Spain is expected to complete the works under the EPC Agreement within a period of 9 months from receipt of the Notice to Proceed. The early works commenced on March 1, 2021 and the Notice to Proceed is expected to be provided during May 2021.

The construction of the project promoted by Ellomay Solar and the connection of this project to the grid are subject to risks and uncertainties. For more information concerning these and other risks see under “Item 3.D: Risk Factors - Risks Related to our Business.”

The Manara PSP

Land Assessment from the Israel Land Authority

In December 2020, Ellomay PS received a land assessment from the Israel Land Authority, or ILA, in connection with the Manara PSP and paid approximately NIS 66.7 million including VAT (approximately €17 million) in consideration for the ILA’s consent to the sublease of the land on which the Manara PSP is currently planned to be constructed. The amount paid includes an amount of approximately NIS 9.9 million (approximately €2.5 million), excluding VAT, for royalties related to excess ground removal to the ILA.

Conditional Tariff Approval

On December 31, 2020, Ellomay PS received the conditional tariff approval for the Manara PSP from the Israeli Electricity Authority that regulates the tariffs and formulas for purchasing energy from a pumped storage manufacturer connected to the transmission network for a period of 20 years beginning on the date of receipt of the permanent production license. The conditional tariff approval became effective following the financial closing of the Manara PSP in February 2021.

Financial Closing, EPC and O&M Agreements

On February 14, 2021, we announced the fulfillment of conditions precedent under the conditional license provided to the Manara Project, including financial closing and execution of EPC and O&M Agreements. For more information, see “Item 4.B: Business Overview” under the heading “Pumped Storage Project in the Manara Cliff in Israel.”

PV Projects under Development

As of December 31, 2020, we had additional photovoltaic projects under various development stages as follows: ((i) under advanced development stages – 415 MW in Italy and 20 MW plus storage in Israel; and (ii) in early development stages – 900 MW in Italy.

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

The advancement and development of these and other projects are subject to the projects reaching several milestones, including receipt of regulatory approvals and authorizations, procurement of land rights, obtaining financing, commencement and completion of construction and connection to the grid, and to various risks and uncertainties applicable to projects under development as more fully set forth under “Item 3.D: Risk Factors” above.

There can be no assurance as to how many projects, if any, will reach the final stage of connection to the grid and operational status. We may advance some or all of the projects with partners and therefore we may not wholly-own such projects in the future.

Acquisition of a Biogas Plant in the Netherlands

On December 1, 2020, we acquired all issued and outstanding shares of Groen Gas Gelderland B.V., or GG Gelderland, through our wholly-owned subsidiary, Ellomay Luxembourg. We paid €1.567 million for the shares and the repayment of shareholder loans. An additional shareholder loan of approximately €5.9 million was granted to GG Gelderland by Ellomay Luxembourg on December 1, 2020 for the repayment of other existing loans as at the date of the acquisition. The previous owners are entitled to receive an additional amount from the Dutch Government for subsidy payments. This amount is estimated at €0.493 million, but will be determined and paid before June 2021. Ellomay Luxembourg has no liability to compensate the previous owners if the Dutch government pays less than the estimated amount. GG Gelderland owns an operating anaerobic digestion plant in Gelderland, the Netherlands, with a permit that enables it to produce approximately 7.5 million Nm3 per year. The actual production capacity of the plant is approximately 9.5 million Nm3 per year.

Israeli Tender Process for PV plus Storage

On July 19, 2020, we were notified that we are one of the winners of a first-in-kind quota tender process published by the Israeli Electricity Authority for combined photovoltaic and electricity storage facilities in Israel. The tariff per kWh determined in the tender process is NIS 0.199 for a quota of 20 MW. This tariff is linked to the Israeli CPI and is valid for a period of 23 years commencing on the commercial operation of each relevant facility.

As noted, the tender process was for a quota and we are currently examining and expect to further examine potential sites for the construction of the facilities. With respect to each project we will be required to obtain approvals, if applicable, from the ILA in connection with the site for such project, and to take all other actions necessary for the promotion of such project. Pursuant to the terms of the tender, we are further required to receive approvals for connection to the electricity grid and a grid synchronization approval from the Israeli Electric Company within up to 37 months. Following the receipt of the notice from the Israeli Electricity Authority, we submitted a performance guarantee in an aggregate amount of NIS 12 million (approximately €3 million based on the euro/NIS exchange rate at that time).

The continued development and construction of the facilities depends upon various factors, including, but not limited to, the Company’s ability to locate sites for construction, enter into EPC agreements and obtain project finance and all other required approvals, all upon terms acceptable to us. Therefore, there is no assurance as to whether and when such process will be completed.

Additional Series C Debentures and Series 1 Options Offering in Israel

On October 26, 2020, we completed a public offering in Israel of additional Series C Debentures and a new series of options, tradable on the Tel Aviv Stock Exchange, to purchase the Company’s ordinary shares at an exercise price per share of NIS 150 (subject to adjustments upon customary terms), or the Series 1 Options. We issued an aggregate principal amount of NIS 154 million (approximately €38.5 million) of our Series C Debentures and 385,000 Series 1 Options. The gross proceeds from the offering were NIS 164.2 million (approximately €41.1 million) and the net proceeds of the offering, net of related expenses such as consultancy fee and commissions, were approximately NIS 162.4  million (approximately €40.3 million). For additional information concerning the Series C Debentures see “Item 5.B: Liquidity and Capital Resources” and “Item 10.C: Material Contracts.”

Additional Series C Debentures Offering in Israel

On February 23, 2021, we issued additional Series C Debentures in a public offering in Israel in an aggregate principal amount of NIS 100.939 million (approximately €25.6  million based on the Euro /NIS exchange rate as of December 31, 2020). The gross proceeds from the offering were NIS 102.4 million and the net proceeds of the offering, net of related expenses such as consultancy fee and commissions, were approximately NIS 101.5 million (approximately €25.7 million based on the Euro /NIS exchange rate as of December 31, 2020).

Series D Debentures Offering in Israel

On February 23, 2021, we issued new Series D Convertible Debentures in a public offering in Israel in the aggregate principal amount of NIS 62 million (approximately €15.7 million based on the Euro/NIS exchange rate as of December 31, 2020). The principal amount of the Series D Debentures is repayable in one installment on December 31, 2026. The Series D Debentures bear a fixed interest at the rate of 1.2% per year (that is not linked to the Israeli CPI or otherwise), payable semi-annually on June 30 and December 31 commencing June 30, 2021 through December 31, 2026 (inclusive). The Series D Debentures are convertible into the Company’s ordinary shares, NIS 10.00 par value per share, at a conversion price of NIS 165 (approximately $51.3 based on the Dollar/NIS exchange rate as of December 31, 2020), subject to adjustment upon customary terms. The Series D Debentures are not rated. The gross proceeds from the offering were approximately NIS 62.6 million and the net proceeds of the offering, net of related expenses such as consultancy fee and commissions, were approximately NIS 61.8 million (approximately €15.7 million based on the Euro/NIS exchange rate as of December 31, 2020). For additional information concerning the Series D Debentures see “Item 10.C: Material Contracts.”

Our Debentures are listed for trading on the TASE. However, our Debentures are not registered under the Securities Act, and may not be offered or sold in the United States or to U.S. Persons (as defined in Regulation “S” promulgated under the Securities Act) without registration under the Securities Act or an exemption from the registration requirements of the Securities Act.

Early Repayment of Series B Debentures

On March 18, 2021, our Series B Debentures were repaid in full. Pursuant to the terms of the deed of trust governing the Series B Debentures, the early repayment consisted of a principal payment in the amount of approximately NIS 86.3 million (approximately €21.5 million), accrued interest in the amount of approximately NIS 0.7 million (approximately €0.16 million) and a prepayment charge of approximately NIS 3.4 million (approximately €0.86 million), amounting to an aggregate repayment amount of approximately NIS 90.4 million (approximately €22.5 million).

July 2020 Private Placement of Ordinary Shares

On July 20, 2020, we issued 450,000 ordinary shares to several Israeli qualified investors in a private placement undertaken in accordance with Regulation S. The price per share was NIS 70.5 and we received gross proceeds of approximately NIS 31.7 million (approximately €8.1 million based on the Euro/NIS exchange rate at that time).

Exercise of Warrants to Purchase Ordinary Shares

During January and February 2021, Israeli institutional investors who purchased our ordinary shares and warrants in a private placement consummated in February 2020, exercised all of the warrants issued to them in such private placement. As a result of the exercises, we issued an aggregate of 178,750 ordinary shares, at a price per ordinary share of NIS 80 (approximately $24.6 based on the Dollar /NIS exchange rate at that time), and received gross proceeds of NIS 14.3 million (approximately $4.4 million).

Principal Capital Expenditures and Divestitures

From 2017 through March 15, 2021, we made aggregate capital expenditures of approximately €206.4 million in connection with our operating Spanish PV Plants. Our aggregate capital expenditures in connection with the acquisition of the Talmei Yosef PV Plant was approximately NIS 48.6 million (approximately €11.9 million). Our aggregate capital expenditures in connection with PV Plants under development in Europe and Israel was approximately €3.6 million.  The aggregate capital expenditures in connection with the Manara PSP through March 15, 2021, including amounts recorded in the general and administrative expense, were approximately NIS 110 million (approximately €28 million). From 2017 through March 15, 2021, capital expenditures incurred by the project companies in connection with the Waste-to-Energy Projects in the Netherlands were approximately €33.1 million.

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

B.          Business Overview

We are involved in the production of renewable and clean energy. We own six PV Plants that are operating and connected to their respective national grids as follows: (i) four photovoltaic plants in Spain with an aggregate installed capacity of approximately 7.9 MWp, (ii) 51% of Talasol, which owns a photovoltaic plant with installed capacity of 300 MW in the municipality of Talaván, Cáceres, Spain that was connected to the Spanish electricity grid in the end of December 2020, and (iii) one photovoltaic plant in Israel with an installed capacity of approximately 9 MWp. In addition, we indirectly own: (i) 9.375% of Dorad, which owns an approximate 860 MWp dual-fuel operated power plant in the vicinity of Ashkelon, Israel, (ii) 83.333% of Ellomay Pumped Storage (2014) Ltd., which is promoting the Manara PSP, (iii) Ellomay Solar S.L.U. that is constructing a photovoltaic plant with installed capacity of 28MW in the municipality of Talaván, Cáceres, Spain, and (iv) Groen Gas Goor B.V., Groen Gas Oude-Tonge B.V. and Groen Gas Gelderland B.V., project companies operating anaerobic digestion plants in the Netherlands, with a green gas production capacity of approximately 3 million, 3.8 million and 9.5 million (with a license to produce 7.5 million) Nm3 per year, respectively.

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

Global trends in the industry

Solar PV power in the European Union has shown strong resilience in 2020 despite Coronavirus negatively impacting everyone’s life in many aspects. Surprisingly, demand for solar power technology in the European Union did not decrease but rather increased notably in 2020. EU members states installed 18.2 GW of solar power capacity in 2020, an 11% improvement over the 16.2 GW deployed in the previous year.

For the following 2 years, SolarPower Europe project 27.4 in 2022 and 30.8 GW in 2023, translating into 15% and 18% higher deployments than in their EMO 2019. And in 2024, SolarPower Europe sees demand cross the 35 GW level, bringing total installed solar PV capacity to 253 GW.

The Asia-Pacific (APAC) is projected to lead the PV market from 2020 to 2025. The market growth can be attributed to the presence of key players such as JinkoSolar (China), JA Solar (China), Trina Solar (China), and LONGi (China) in APAC. The growing adoption of PV modules in countries such as China, Japan, and India is fueling the growth of the market. These countries are among the top 5 players in the photovoltaic market in APAC with a cumulative installed photovoltaic capacity of ~300 GW as of 2019. Moreover, the region is the largest producer and consumer of PV modules and related PV components. Various initiatives and favorable policies launched by governments of different countries in APAC to promote the use of solar energy are expected to propel the demand for PV systems in the region during the forecast period.

At the end of 2019, Israel’s total installed renewable energy capacity, as per the International Renewable Energy Agency (IRENA), was 1.5 GW with solar contributing 1.19 GW.

In October 2020, the Israeli government approved a plan to deploy around 15 GW more solar capacity to help raise the 2030 target for the proportion of national electricity drawn from renewables from 17% to 30%.

New solar installations in Israel are far behind government targets. The current renewable energy production out of the total energy production in Israel is approximately 10%.

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

Energy Storage Solutions

According to a new study published by the European Commission, innovative energy storage solutions will play an important role in ensuring the integration of renewable energy sources into the grid in the EU at the lowest cost. This will help the EU reach its 2050 de-carbonization objectives under the European Green Deal while ensuring Europe’s security of energy supply. This independent study, titled “Energy Storage Study - Contribution to the security of electricity supply in Europe”, analyzes the different flexibility energy storage options that will be needed to reap the full potential of the large share of variable energy sources in the power system. This study notes that the main energy storage reservoir in the EU at the moment is pumped hydro storage. However, as prices fall, new battery technology projects are emerging - such as lithium-ion batteries and behind-the-meter storage.

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

There are several risk factors associated with the photovoltaic market. See “Item 3.D: Risk Factors - Risks Related to our Business.”

Our Photovoltaic Plants

The following table includes information concerning our PV Plants:

Name	Installed Production / Capacity[1]	Location	Type of Plant	Connection to Grid	Fixed Tariff	Revenue in the year ended December 31, 2019 (in thousands)[2]	Revenue in the year ended December 31, 2020 (in thousands)[2]
“Rinconada II”	2,275 kWp	Municipality of Córdoba, Andalusia, Spain	PV – Fixed Panels	July 2010	N/A	€871	€732
“Rodríguez I”	1,675 kWp	Province of Murcia, Spain	PV – Fixed Panels	November 2011	N/A	€612	€531
“Rodríguez II”	2,691 kWp	Province of Murcia, Spain	PV – Fixed Panels	November 2011	N/A	€1,010	€882
“Fuente Librilla”	1,248 kWp	Province of Murcia, Spain	PV – Fixed Panels	June 2011	N/A	€494	€432
“Talmei Yosef”	9,000 kWp	Talmei Yosef, Israel	PV – Fixed Panels	November 2013	0.9857[3] (NIS/kWh)	€1,133[4]	€1,066
“Talasol”	300,000 kWp	Talaván, Cáceres, Spain	PV – Fixed Panels	December 2020	N/A	--[5]	--[5]

1.	The actual capacity of a photovoltaic plant is generally subject to a degradation of 0.5%-0.7% per year, depending on climate conditions and quality of the solar panels.

2.	These results are not indicative of future results due to various factors, including changes in the climate and the degradation of the solar panels.

3.
The tariff of NIS 0.9631/kWh is fixed for a period of 20 years and is updated once a year based on changes to the Israeli CPI of October 2011. The tariff increased from NIS 0.976/kWh in November 2013 to NIS 1.005/kWh in 2020.

4.
As a result of the accounting treatment of the Talmei Yosef PV Plant as a financial asset, out of total proceeds from the sale of electricity of approximately €4.1 million for the years ended December 31, 2019 and 2020, only revenues related to the ongoing operation of the plant in the amount of approximately €1.1 million are recognized as revenues in 2019 and 2020.

5.
The Talasol PV Plant is 51% owned by us. As it was connected to the Spanish national grid at the end of December 2020 and achieved PAC in January 2021, no revenues were recorded in connection with this PV Plant for the years ended December 31, 2019 and 2020.

Sale of Italian PV Portfolio

On December 20, 2019, we sold ten Italian indirect wholly-owned subsidiaries, which own twelve photovoltaic plants with an aggregate nominal capacity of approximately 22.6 MW, or the Italian PV Portfolio, and sold the sale of the receivables arising from shareholder loans provided to such companies. The purchase price was €38.7 million (after approximately €2.3 million adjustments in connection with funds received by us from the Italian subsidiaries during 2019). The Sale and Purchase Agreement governing the sale of the subsidiaries and the receivables includes customary representations and warranties and indemnification mechanisms, including specific indemnification for existing risks for a limited time as follows: (i) indemnification in the amount of up to €0.25 million in connection with potential tax liabilities (until December 31, 2023), (ii) indemnification in the amount of up to €0.5 million in connection with potential incentive reduction under limited circumstances in one of the Italian subsidiaries sold (until December 31, 2023), and (iii) indemnification in the amount of up to €2.1 million in connection with potential incentive reduction under limited circumstances in one of the Italian subsidiaries sold until June 30, 2021. In connection with such indemnification undertakings, we recorded expenses in the amount of approximately €2.1 million following the announcement received from Gestore dei Servizi Elettrici, or GSE, Italy’s energy regulation agency, claiming alleged non-compliance of the installed modules with the required certifications under the applicable regulation and raising the need to examine incentive eligibility implications. In 2020, with the cooperation of the acquirer of the Italian subsidiaries, an appeal was submitted to GSE. Following the positive outcome of such appeal, the provision for the potential indemnification of approximately €2.1 million was cancelled. For further information see the Sale and Purchase Agreement, included as exhibit 4.19 under “Item 19. Exhibits.”

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

•
one or more “surface rights agreements” or “lease agreements” with the land owners, which provide the terms and conditions for the lease of land on which the photovoltaic plants are constructed and operated;

With respect to our Spanish PV Plants –

•
Standard “power distribution agreements” with the applicable Spanish power distribution grid company such as Endesa Distribución Eléctrica, S.L.U., or Endesa, or Iberdrola Distribución Eléctrica, S.A.U., or Iberdrola, regarding the rights and obligations of each party, concerning, inter alia, the evacuation of the power generated in the plant to the grid;

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

In our Talmei Yosef PV Plant and Talasol PV Plant, a technical adviser, or the Technical Advisor, was appointed by the Financing Entity, to monitor the performance of the services. Our current Technical Advisers in Spain and Israel is a leading technical firm which appears in the banks’ white list.

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

The Consideration

Based on the range of services offered by the Contractor, the annual consideration for the Subscription Services in  our operating PV Plants, other than Talasol, varies from €12,800 to €20,700 per MWp (linked to the local Consumer Price Index) for each of the PV Plants, paid in the majority of the PV Plants on a quarterly basis. The annual consideration for the Talasol O&M services amounts to approximately €2 million, paid on a monthly basis.  The Subscription Services fee is fixed and the Contractor is not entitled to request an increase in the price due to the occurrence of unforeseen circumstances. This annual consideration does not include the price of the insurance policies to be obtained by the PV Principal, including all risk insurance policies.

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

The O&M Agreement also provides the parties the option to withdraw from the agreement other than in the event of a breach by the other party, subject to certain circumstances and advance notice requirements.

The Talasol PV Plant

In April 2017, we, through Ellomay Luxembourg, purchased 100% of the shares of Talasol for a purchase price of €10 million. An amount of €8 million out of such purchase price was deposited in escrow during May 2017. In October 2018, Ellomay Luxembourg paid €1 million as a down-payment based on an understanding reached with the sellers of the Talasol shares and in January 2019, following the fulfilment or waiver of the conditions subsequent, an additional amount of €7 million was paid to the sellers, thus releasing the €8 million escrow deposited in May 2017. An additional amount of €2 million was deposited in a trust account held in escrow and released to the sellers of Talasol in May 2020.

In June 2018, Talasol entered into an engineering, procurement & construction agreement, or the Talasol EPC Agreement, with METKA EGN Limited, or METKA EGN, following a tender process initiated by Talasol. The Talasol EPC Agreement provides a fixed and lump-sum amount of €192.5 million for the complete execution and performance of the works defined in the Talasol EPC Agreement. The works include the engineering, procurement and construction of the Talasol PV Plant and the ancillary facilities for injecting power into the grid, including a 400 kV step-up substation, the high voltage interconnection line to the point of connection to the grid and performance of two years of O&M services. METKA EGN is expected to complete the works under the EPC Agreement within a period of 16 months from the commencement date. The Talasol EPC Agreement includes additional standard provisions, including with respect to liquidated damages in connection with delays and performance, performance guarantees, suspension and termination.

In June 2018, Talasol executed a financial power swap, or the Talasol PPA, in respect of approximately 80% of the output of a prospective photovoltaic plant for a period of 10 years. The Talasol PPA was executed with a leading international energy company with a solid investment grade credit rating and a pan-European asset base, which is active in more than forty countries and has a proven track record in financial hedges. The power produced by the Talasol PV Plant is sold in the open market for the then current market power price. The Talasol PPA is expected to hedge the risks associated with fluctuating electricity market prices by allowing Talasol to secure a certain level of income for the power production included under the Talasol PPA. The hedging provides that if the market price goes below a price underpinned by the Talasol PPA, the Hedging Provider will pay Talasol the difference between the market price and the underpinned price, and if the market price is above the underpinned price, Talasol will pay the Hedging Provider the difference between the market price and the underpinned price. The hedge transaction became effective in March 2019.

In July 2018, Talasol executed a pre-hedge transaction with Goldman Sachs International in connection with the prospective project financing for the construction of a photovoltaic plant. The pre-hedge transaction is a fixed for floating interest rate swap intended to lock-in current market floating rates.

In April 2019, the Talasol PV Plant reached financial closing and we sold 49% of our holdings in Talasol to two entities and therefore our current ownership interest in the Talasol PV Plant is 51%.

As noted above, the Talasol PV Plant reached mechanical completion in September 2020 and was connected to the electricity grid and electricity production commenced at the end of December 2020. In parallel to the connection to the grid, hot commissioning tests have been initiated by the EPC contractor. PAC was achieved on January 27, 2021.

Agreements with Partners in Talasol

On April 17, 2019, Ellomay Luxembourg executed a Credit Facilities Assignment and Sale and Purchase of Shares Agreement, or the Talasol SPA, with GSE 3 UK Limited and Fond-ICO Infraestructuras II, FICC, or, together, the Talasol Partners, pursuant to which it agreed to sell to each of the Talasol Partners 24.5% of its holdings in Talasol.

The Talasol SPA further provides that Ellomay Luxembourg will assign to the Talasol Partners, in equal parts, 49% of its rights and obligations under the agreements executed in connection with the project finance obtained for the Talasol PV Plant. The Talasol SPA provides that the legal risks will be transferred to the Talasol Partners on the closing date and the economic yields and results of operations of Talasol’s business will be transferred to the Talasol Partners as from December 31, 2018.

The Talasol SPA includes customary representations and warranties of Ellomay Luxembourg and the Talasol Partners and a mutual indemnification mechanism for breaches of representations and warranties or of undertakings, subject to time, minimum claims, minimum aggregate claims and maximum liability limitations, as a sole remedy, subject to customary exceptions. The consummation of the transactions contemplated by the Talasol SPA was subject to the fulfillment or waiver of several customary conditions precedent by June 30, 2019, including the fulfillment of all conditions precedent under the Talasol PV Plant’s project finance and the entry by the Talasol Partners into an equity support agreement.

The transactions contemplated under the Talasol SPA were consummated in April 2019. The aggregate purchase price paid by the Talasol Partners, in the amount of approximately €16.1 million, represented 49% of the amounts withdrawn and interests accrued from and by Talasol under its shareholder development costs credit facility in connection with the Talasol PV Plant’s financing as of the closing date of the Talasol SPA (approximately €4.9 million), plus a payment for 49% of Talasol’s shares (approximately €4.9 million) plus a premium of approximately €6.1 million. Of such aggregate purchase price, the payment of €1.4 million was deferred until the achievement of a preliminary acceptance certificate, or PAC, under the EPC agreement of the Talasol PV Plant. Following the achievement of PAC on January 27, 2021 the deferred payment amount of €1.4 million was received by Ellomay Luxembourg.

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

Based on current technical analysis of the design provided by the EPC contractor of the Talasol PV Plant, the P50 expected production of the Talasol PV Plant is approximately 561 GWh per annum. It is expected that the Talasol PV Plant’s CAPEX will amount to approximately €200-€230 million, including development costs of approximately €20 million and interest of approximately €7 million. Based on the current technical analysis, a price projection analysis and the expected hedging effect of the Talasol PPA, a price projection analysis and the expected hedging effect of the Talasol PPA, the Talasol PV Plant’s annual revenues are currently expected to be in the range of €23-€25 million.

The Talasol PV Plant has entered into its operational stage, which entails several risks and uncertainties. For more information concerning these and other risks see under “Risk Factors - Risks Related to our Business.” The projected production, revenues and other future results and outcomes included herein are based on the current expectations and assumptions of the Company and its advisors and are subject to various conditions and circumstances.

Framework Agreements for the Development of PV Projects in Italy

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

In connection with the execution of the First Framework Agreement, Ellomay Luxembourg paid the developer an advance payment of approximately €1.2 million, based on the target aggregate project capacity of 250 MW, and undertook to pay an additional advance payment per each project when the project submits its environmental impact assessment application. As of March 15, 2021 the additional advance payment paid amounted to approximately €0.3 million.  In the event the target aggregate capacity is not achieved within a three-year period or in the event a project does not reach “ready to build” status, the advance payment will be proportionately refunded.

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

Seasonality

Solar power production has a seasonal cycle due to its dependency on the direct and indirect sunlight and the effect the amount of sunlight has on the output of energy produced. Although we received the technical calculation of the average production recorded in the area of each of our PV Plants from our technical advisors and incorporated such data into our financial models, adverse meteorological conditions can have a material impact on the PV Plants’ output and could result in production of electricity below expected output. For example, the radiation levels in Italy during the year ended December 31, 2018 were lower than the radiation levels during the same period in 2019, resulting in lower revenues from our formerly held Italian PV Plants during the year ended December 31, 2018.

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

Material Effects of Government Regulations on the Italian PV Plants

The regulatory framework surrounding photovoltaic plants located in Italy consists of legislation at the Italian national and local level. Relevant European legislation has been incorporated into Italian legislation, as described below.

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

Decree 380 also regulates the so-called Dichiarazione di inizio attività, or DIA, procedure. DIA is a self-certification process whereby the applicant declares that the project in question complies with all relevant requirements and conditions. The competent authority can deny the authorization within 30 days of receipt of DIA; should such a denial not be issued within such term - which is mandatory - the authorization shall be deemed granted and the applicant is allowed to start the works. The DIA procedure can be used in relation to plants whose power is lower than 20 kW. Since the expected power output of the PV Plants exceeds 20kW, the DIA is not available for the PV Plants. With the entry into force of the Romani Decree on March 29, 2011, which implemented European applicable directives (in particular, directive no. 28 of 2009), the DIA procedure has been replaced, with respect to plants fed by renewable energy sources, by the so called procedura abilitativa semplificata, or PAS, according to which, very similarly to the DIA procedure, an applicant can start construction of a plant after 30 days of the filing of the application with the competent Municipality provided that the latter has in such time not raised objections and/or requested integrations. With respect to photovoltaic plants, under the Romani Decree the PAS applies to plants with a power up to 20 kWp, and regions can increase such threshold up to 1 MWp. Furthermore, Decree Law no. 76/2020 (“Decreto Semplificazioni”) has provided that also in relation to PV plants non-substantial modifications can be authorized through the so called dichiarazione di inizio lavori asseverata, i.e. a self-declaration confirmed by a qualified surveyor based on which the relevant works can start immediately.

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

The Incentive Tariff System for Photovoltaic Plants

The Italian government promotes renewable energies by providing certain incentives. In the past, these incentives were provided mainly through granting of a fixed FiT for a period of 20 years from connection of a photovoltaic plant. The FiT was determined with reference to the nominal power of the plant, the characteristics of the plant (plants are divided into non-integrated; partially integrated and architecturally integrated) and the year on which the plant has been connected to the grid. The FiT in the past was provided for under various laws, namely Ministerial Decree dated February 19, 2007 (the Second Conto Energia), applicable to photovoltaic plants that  commenced operations prior to January 1, 2011, Ministerial Decree dated August 6, 2010 (the Third Conto Energia), applicable to photovoltaic plants that commenced  operations from January 1, 2011 through May 31, 2011, the Decree dated May 5, 2011 (the Fourth Conto Energia), applicable to photovoltaic plants that commenced operations after May 31, 2011 and the Decree dated July 5, 2012 (the Fifth Conto Energia), which, with some exceptions, applies to photovoltaic plants that commenced operations starting from August 27, 2012.

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

With respect to PV, the FER1 Decree provides incentives the amount of which is mainly based on the plant capacity. Additional bonuses are granted to plants below 1 MWp installed as replacement of asbestos rooftops (inserted in a group called “A2”) and to plants with power below 100 kW installed on buildings provided that the amount of self-consumed energy is equal at least to 40% of the total net production (€10/MWh). Below is a table summarizing the amount of the applicable reference tariff:

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

The Ministry of Economic Development issued a draft decree, or the Fare 2 Decree, which provided measures aimed at reducing the cost of energy for consumers.

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

Whereas the current provisions allow GSE to declare retrospective forfeiture from the incentives also for minor or anyway rather formal authorization irregularities, the new legislation provides that GSE shall in such cases only reduce incentive to 20%-80% of the original value, depending on the type of breach. Furthermore, it is provided that if notice of the breach is provided to GSE by the producer (before an assessment procedure commences) the reduction will be further reduced by one third. However, the referred legislation does not eliminate the possibility for declaration of forfeiture of the entire amount of the incentives in the event of most material breaches. Law no. 128 dated November 2, 2019 has subsequently introduced an amendment to said provision aimed at further limiting GSE’s sanctions. According to the new provision, GSE’s sanctions shall be limited to a reduction only comprised between 10% and 50% of the original value and, if the notice of the breach is provided by the producer, the reduction shall be further reduced by 50%. Decree Law no. 76/2020 has further extended the scope of the above limitations and stressed the fact that GSE’s controls shall be carried out within a reasonable term.

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

(i)
It introduces three principles in the activity of self-consumption: (i) the right to self-consume electricity without charges; (ii) the right to shared self-consumption by one or more consumers to take advantage of economies of scale; and (iii) administrative and technical simplification.

(ii)	Any consumer – whether or not a direct consumer of the market – may acquire energy through bilateral contracting with a producer.

(iii)
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

New legislation applicable to renewable energies:

A.          Royal Decree-law 23/2020

On June 25, 2020, Royal Decree-Law 23/2020 of June 23, 2020, or RD-law 23/2020, came into force, approving measures in the energy sector and other sectors for the reactivation of the economy and introducing a series of new provisions focused on overcoming the obstacles identified in the energy transition process and established an attractive framework for renewable energy investments in Spain.

As a novelty, and in connection with the expiry of access and connection to the grid permits, RD-law 23/2020 established certain permitting milestones to be achieved by the promoters. Failure to do so, will result in expiration of the permits (except when the environmental permit was not granted for reasons not attributable to the promoter).

Impact on the Talasol PV Plant

The exploitation authorization is required to be granted in 5 years from the entry into force of this new RD-law 23/2020 (i.e., by June 25, 2025) and was already granted.

Impact on the Ellomay Solar 28 MW Project (which is currently under development and has recently started construction):

The following permitting milestones are pending to be complied with: (i) obtaining of Construction Administrative Authorization by October 25, 2022 and (ii) obtaining of of Exploitation Authorization in by June 25, 2025.

Impact on Future PV projects in Spain

Until the moratorium (referred to below) is not released, it is not possible to request access and connection permits for this new project.

Once the access permit is granted to a project, the below milestones will apply (the starting date is the date the permit access was granted):

•	Request of connection permit required in 6 months.
•	Valid request of Prior Administrative Authorization required in 6 months.
•	Obtention of environmental permit required in 22 months.
•	Obtention of Prior Administrative Authorization required in 25 months.
•	Obtention of Construction Administrative Authorization required in 28 months.
•	Obtention of Exploitation Authorization required in 5 years.

Impact on operating facilities

The above regulation does not affect our existing and operating facilities.

B.          Royal Decree 1183/2020

Royal Decree-law 1183/2020, or RD 1183/2020, was approved on December 30, 2020 and entered into force on December 31, 2020. RD 1183/2020 regulates in detail the procedure for obtaining access and connection permits. RDL 23/2020 established a moratorium by virtue of which it is not possible to request new access and connection permits until the regulation establishing the procedure for obtaining these was approved. This moratorium has been further extended by RD 1183/2020 until the available capacities in accordance with the new criteria established by the Spanish National Commission on Markets and Competition (CNMC) Circular 1/2021 (as defined below) are published. Finally, the approval of RD 1183/2020 determines the entry into force of art. 33.8 of Law 24/2013, which sets a validity of five (5) years of the access and connection permits.

C.          CNMC Circular 1/2021

The CNMC Circular 1/2021, or Circular 1/2021, establishing the methodology and conditions for access and connection to the electricity transmission and distribution networks, was published on January 22, 2021. Circular 1/2021 completes the regulation process related to access and connection to the electricity transmission and distribution networks. Further regulation from the CNMC is pending, approving certain detailed specifications that may be necessary to develop the methodology and conditions for access and connection established in the Circular.

Remuneration of Renewable Energy Plants

The remuneration of electricity generation activity includes the following concepts: (i) the electric energy negotiated through the daily and intraday markets, remunerated on the basis of the price resulting from the balance between the supply and the demand of electric energy offered in them (i.e., spot price), (ii) adjustment services, including non-frequency services and system balance services, necessary to ensure adequate supply to the consumer, (iii) where appropriate, the remuneration for capacity mechanism, (iv) where appropriate, the additional remuneration for the production of electric energy in the electrical systems of non-peninsular territories, which the government may apply to cover the difference between the investment and operational costs and the incomes of these plants, and (v) where appropriate, the specific remuneration for the production of electric energy from renewable energy sources, high efficiency cogeneration and waste.

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

The Talasol PV Plant is a “merchant” facility, i.e., will not be entitled to feed-in-tariff, “specific remuneration” or other similar regulatory incentives.

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

Removal of the Generation Access Toll

The CNMC approved Circular 3/2020, which was published in the Official State Gazette on January 24, 2020, by which the electricity generators are exempted from paying the toll to access the grid. This means the removal of the €0.5/MWh access toll that was established for electricity generators under Royal Decree – Law 14/2010 of December 23, 2010.

Material Effects of Government Regulations on the Israeli PV Plant

The Israeli Electricity Market

The Israeli electricity market is dominated by the Israel Electric Corporation (IEC), which manufactures and sells most of the electricity consumed in Israel and by the Palestinian Authority and had an installed capacity of approximately 17.7 GW as at the end of 2019. According to the Israeli Electricity Authority’s report on the electricity sector, published in August 2020, in 2019 the installed capacity of the IEC represented 72% of the total installed capacity in the Israeli market, the actual electricity production of the IEC represented 66% of the actual electricity production in the Israeli market and the IEC’s market share in the supply segment represented 79% of the supply segment of the Israeli market, with the remainder represented by the independent power producers, or IPPs. The IEC controls both the transmission network (for long-distance transmittal of electricity) and the distribution network (for transmittal of electricity to the end users). In recent years, various private manufacturers received energy production licenses from the Israeli Electricity Authority. During 2015, Israel’s largest private power plant, Dalia Power Energies Ltd., was commissioned with installed capacity of approximately 900 MW.

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

The current targets for manufacturing electricity from renewable sources were set by the Israeli government in September 2015, as follows: 10% in 2020, 13% in 2025 and 30% in 2030. These targets were set as part of the Israeli government’s efforts to reduce greenhouse gas emissions in Israel.

In August 2017, Amendment no. 14 to the Electricity Sector Law, or Amendment no. 14, was published. Amendment no. 14 is in effect until December 31, 2030. Amendment no. 14 requires that the Israeli Minister of Energy formulate a perennial work plan in connection with production of electricity from renewable energy, which will include action items per year in order to meet the targets for renewable energy manufacturing determined by the Israeli government . Amendment no. 14 further provides that an inter-ministerial committee will be established, which will be required to submit its recommendations to the Minister of Energy regarding the advancement of electricity manufacturing from renewable energy, including recommendation with respect to: (i) methods for minimizing or eliminating obstructions for manufacturing of electricity from renewable energy, including in connection with planning and financing and (ii) methods for minimizing or eliminating obstructions for the construction of facilities for manufacturing electricity from renewable energy. Amendment no. 14 also requires the general manager of the Ministry of Energy to provide an annual report to the Economic Committee of the Israeli parliament on meeting the targets for manufacturing electricity from renewable energy and with respect to the implementation of Amendment no. 14 and the perennial work plan.

In May 2018, the Israeli Electricity Authority published its plan for meeting the renewable energy targets determined by the Israeli government. The plan for reaching the 10% target in 2020 was based mainly on photovoltaic installments on rooftops and water reservoirs, the plan for reaching the 17% target in 2030 was based mainly on larger land mounted installments, and requires constructing approximately 400MW of new installments every year during the period 2020-2030. In October 2020, the Israeli government raised the 2030 target from 17% to 30%.

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

During the years 2017-2019, several tenders were conducted. The results of the fourth tender related to land-mounted medium installations that were published in November 2019, set a price per KWh of NIS 0.1798 for an aggregate production capacity of 236 MWp to be constructed by the end of 2020. The results of the second tender related to rooftop and water reservoir mounted installations, also published in November 2019, set a price per KWh of NIS 0.2307 for an aggregate production capacity of 68 MWp.  During 2020, the Israel Electricity Authority conducted additional tenders and on December 28, 2020 the results of the most recent tender were published, with an aggregate installed capacity allocated of 609 MW and price per KWh set at NIS 0.1745, which is 12% lower than the price set in the previous tender.

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

Transfer of Rights in a Photovoltaic Plant

Any change of control in a photovoltaic plant that received a production license from the Israeli Electricity Authority requires amending the license and the approval of the Israeli Electricity Authority. Therefore, in the event we execute an agreement to acquire or sell and Israeli PV plant, such acquisition or sale, among other things, will be conditioned upon receipt of these approvals and the amendment of the relevant license.

Dori Energy and the Dorad Power Plant

General

Dori Energy is an Israeli private company in which we currently hold 50%. The remaining 50% is currently held by the Luzon Group (f/k/a the Dori Group). The Luzon Group is an Israeli publicly traded company, whose shares are traded on the Tel Aviv Stock Exchange. Dori Energy’s main asset is its holdings of 18.75% of Dorad.

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

Dori Energy’s representative on Dorad’s board of directors is currently Mr. Ran Fridrich, who is also our CEO and a member of our Board of Directors.

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

As of December 31, 2020, we provided guarantees to the Israeli Electricity Authority, to the IEC and to Israel Natural Gas Lines Ltd. in the aggregate amount of approximately NIS 16.4 million (approximately €4.2 million).

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

In May 2019, a new arbitrator was appointed and dates were set for the discovery process. The evidentiary hearings were scheduled during March-June 2020 and commencing August 2020. Due to the COVID-19 crisis, several evidentiary hearings scheduled during the period commencing March 2020 were cancelled.  Evidentiary hearings were held during June, August, September, October and November 2020 and during February and March 2021 and the parties filed several motions in connection with the discovery process, the evidentiary hearings and expert opinions. Additional evidentiary hearings are scheduled for April-May 2021. On February 15, 2021 the arbitrator approved replacing the late Mr. Hemi Raphael as the claimant with Mr. Ran Fridrich.

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

Opening Motion filed by Zorlu

On April 8, 2019, Zorlu filed an opening motion with the District Court in Tel Aviv against Dorad and the directors serving on Dorad’s board on behalf of Dori Energy and EAIS. In the opening motion, Zorlu asked the court to instruct Dorad to convene a shareholders meeting and to include on the agenda of this meeting a discussion and a vote on the planning and construction of an additional power plant adjacent to the existing power plant, or the Dorad 2 Project. Zorlu claimed that although the articles of association of Dorad provides that the planning and construction of an additional power plant requires a unanimous consent of the Dorad shareholders, and while Zorlu and Edelcom are opposed to this project, including due to the current disagreements among Dorad’s shareholders, Dorad continued taking actions to advance the project, which include spending substantial amounts our of Dorad’s funds. Zorlu further claims that the representatives of Dori Energy and EAIS on the Dorad board have acted to prevent the convening of a shareholders meeting as requested by Zorlu. On April 16, 2019, Edelcom submitted a request to join the opening motion as an additional respondent as Edelcom claims that it is another shareholder in Dorad that opposes the advancement of the project at this stage. In addition, Edelcom joined Dori Energy and EAIS as additional respondents to its request, claiming that these entities are required to be part of the proceeding in order to reach a complete and efficient resolution. All parties agreed to the joining of Edelcom, Dori Energy and EAIS to the proceeding. On June 15, 2019, Edelcom filed its response to the petition, requesting that the court accept the petition. On August 13, 2019, Dorad, EAIC and the Dorad board members submitted their responses and requested that the petition be dismissed. On December 8, 2019 an evidentiary hearing was held. The parties filed their summations in writing during June and July 2020. On August 27, 2020, Dorad informed the District Court that the National Infrastructure Committee resolved, inter alia, to approve the presentation of the plan submitted by Doard in connection with the additional power plant to the District Committee’s and the public’s comments, subject to amendments. On September 9, 2020, Eilat-Ashkelon Infrastructure Services Ltd., one of the shareholders of Dorad, and its representatives on the Dorad board of directors submitted a response to the notice, claiming that the information included in the notice supports a rejection of the opening motion. Zurlo and Edelcom each filed a response on September 13, 2020 asking to remove the notice provided by Dorad from the District Court’s file. On September 17, 2020, the District Court ruled that the notice will not be removed from the file. To our knowledge, the Dorad 2 Project is currently under initial internal examination by Dorad . On July 13, 2020, Dorad submitted to the National Infrastructure Committee, or NIC, plans for public objections and on January 11, 2021, the NIC decided to postpone the final decision. There can be no assurance as to if, when and under what terms it will be advanced or promoted by Dorad.

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

The Covid-19 crisis affects Dorad’s customers (which, as noted above, include hotels and other industrial customers), and during 2020 Dorad reported a certain decrease in consumption of electricity by its customers and by the IEC due to the Covid-19 crisis and its implications on the tourism industry, the industrial entities and electricity consumption in general.

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

•
The Tamar Agreement grants Dorad the option to reduce the minimum annual quantity so that it will not exceed 50% of the average annual gas quantity that Dorad will actually consume in the three years preceding the notice of exercise of the option, subject to adjustments set forth in the Tamar Agreement. The reduction of the minimum annual quantity will be followed by a reduction of the other contractual quantities set forth in the Tamar Agreement. The option described herein is exercisable during the period commencing as of the later of: (i) the end of the fifth year after the commencement of delivery of natural gas to Dorad in accordance with the Tamar Agreement or (ii) January 1, 2020, and ending on the later of: (i) the end of the seventh year after the commencement of delivery of natural gas to Dorad in accordance with the Tamar Agreement or (ii) December 31, 2022. In the event Dorad exercises this option, the quantity will be reduced at the end of a one year period from the date of the notice and until the termination of the Tamar Agreement.

•
The natural gas price set forth in the Tamar Agreement is linked to the production tariff as determined from time to time by the Israeli Electricity Authority, which includes a “final floor price.” Following the decreases in the price of fuel and electricity during 2015, the Israeli Electricity Authority reduced the rate of electricity production, and as a result the natural gas price under the Tamar Agreement reached the “final floor price” in March 2016. Commencing January 1, 2020, the production component rate was decreased by approximately 7.9%, resulting in a decrease of the gas price under the Tamar Agreement to the final floor price and therefore will not be further reduced in the future. Commencing January 1, 2020, the production component rate was decreased by approximately 4.5%, however due to the floor price arrangement, the gas price was not reduced. Any delays, disruptions, increases in the price of natural gas under the agreement, or shortages in the gas supply from Tamar will adversely affect Dorad’s results of operations. In addition, as future reductions in the production tariff will not affect the price of natural gas under the agreement with Tamar, Dorad’s profitability may be adversely affected.

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

Agreement with Alon Gat

On March 6, 2019, Dorad signed a memorandum of understanding with Alon Energy Centers LP, or Alon Gat, which is constructing a private power plant for the production of electricity in Kiryat Gat, Israel, with a capacity of approximately 73 MW. On November 11, 2019, Dorad signed an addendum to this memorandum of understanding. In the framework of the memorandum of understanding and the addendum, Alon Gat will serve as a producer who will provide Dorad with the full availability of the aforementioned power plant and will sell the electricity produced at the power plant to Dorad, which will serve as supplier. In addition, Alon Gat, who holds the production license, will be responsible for operating the Alon Gat power plant and generating electricity at the plant and will bear all costs related to operating the Alon Gat power plant, the availability and the power generation. Dorad will be responsible for all activities related to the power supply sales to the customers and the IEC. On November 12, 2019, commercial operation of the Alon Gat power plant began and the implementation of the memorandum of understanding became effective. The implementation of the memorandum of understanding after May 10, 2020 is subject to the approval of Dorad’s lenders, which was received on December 5, 2019, and to the approval of Alon Gat’s lenders, which have not yet been received and Dorad expects that it will be received by June 2021. The memorandum of understanding and addendum contain termination provisions, including in the event of regulatory changes that materially impair the implementation of the understandings between the parties. Following the hearing scheduled by the Israeli Electricity Authority in August 2019 and the resolution published by the Israeli Electricity Authority in January 2020 regarding the amendments to the standards on consumption plan anomalies, which may affect the financial feasibility of the understandings with Alon Gat, Dorad and Alon Gat are examining the feasibility of the understandings. For more information concerning the resolution of the Israeli Electricity Authority see “Consumption Plans and Deviations” under “Material Effects of Government Regulations on Dorad’s Operations” below.

Dorad is also a party to a natural gas transmission agreement and to a diesel oil warehousing agreement.

Natural Gas Purchase Agreement with Energean

On October 30, 2017, Dorad signed an agreement with Energean regarding the acquisition of natural gas, in a cumulative volume of approximately 6 BCM over a period of 14 years, from the Karish and Tanin reserves held by them and whose completion is expected to be by the second half of 2021. Dorad will purchase about half of the gas required to operate the Dorad Power Plant and the rest of the demand will continue to be supplied by Tamar. According to the agreement with Energean, if Dorad does not actually consume the minimum quantity it has undertaken, it will be forced to consume this quantity. On November 2018, all the suspending conditions included in the agreement with Energean were fulfilled. On February 5, 2020, Energean informed Dorad that due to the Coronavirus (Covid-19) spread in China, the Chinese government issued restrictions on travel and transportation including to an area where portions of Energean gas production facilities are manufactured and therefore a delay is expected in the construction of production facilities and in the gas supply to Dorad. Dorad notes that in the event of delays, it may purchase natural gas from Tamar at a higher price than the price set in the agreement with Energean. On April 22, 2020, Energean informed Dorad that it took several steps in order to overcome the impact of the Covid-19 crisis in order to decrease the expected delay in the provision of natural gas to Dorad and on September 10, 2020 Energean updated the date in which it expects to start providing the natural gas from the first half of 2021 to the second half of 2021.

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

As noted above, the transmission and distribution lines used by the Dorad Power Plant are managed by the IEC, and the IEC is solely licensed to operate electricity systems (i.e. to oversee and manage the production and transmission of electricity) in Israel.

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

On December 27, 2020, the Israeli Electricity Authority published a decision regarding “2021 Annual Update to the Electricity Rate,” which, among other things, provided for a decrease of approximately 5.7% in the average production component commencing January 1, 2021 and effective throughout 2021.

Consumption Plans and Deviations

In August 2019, the Israeli Electricity Authority published a proposed resolution that is subject to a public hearing concerning an amendment to the standards governing deviations from consumption plans. These standards regulate the accounting mechanism in the event the actual consumer consumption is different than the consumption plan submitted by the electricity manufacturers (such as Dorad), and include a mechanism protecting the manufacturers from random deviations in actual consumption volumes. Based on the Israeli Electricity Authority’s publication, which includes a call for public comments (the hearing process), the Israeli Electricity Authority proposed revoking the protections included in the aforementioned standards, claiming that the manufacturers are misusing the protections and regularly submit plans and forecasts that deviate from the actual expected consumption, and also seeks to impose financial sanctions on the manufacturers, which may be in material amounts upon the occurrence of certain deviation events. On January 27, 2020, the Israeli Electricity Authority issued a resolution amending the standards and imposing financial sanctions in cases of certain extraordinary events that may add up to significant sums. The resolution entered into effect commencing September 1, 2020.  Based on Dorad’s financial statements, included elsewhere in this Report, Dorad is preparing to reduce the implications of the resolution and the implementation of the resolution does not have a material effect on the financial results of Dorad.

On November 22, 2020, the IEC filed a third-party notice against Dorad in connection with a class action submitted against the IEC claiming that the IEC was negligent in overseeing the private electricity manufacturers thereby damaging the electricity consumers. The claim against the IEC alleges that the private electricity manufacturers provided false reports in the consumption plans they submitted to the system manager in the IEC, based on the standards set by the Israeli Electricity Authority. At this point, based on the advice of legal counsel, Dorad cannot estimate the outcome of this legal proceeding.

Permits and Environmental Laws

Dorad is required to obtain and maintain various licenses and permits from local and municipal authorities for its operations.

The Dorad Power Plant is subject to a variety of Israeli environmental laws and regulations, including limitations concerning noise, emissions of pollutants and handling hazardous materials.

Waste-to-Energy (Biogas) Projects

Plant Title	Installed/ production Capacity	Location	Connection to Grid	Revenue in the year ended December 31, 2019 (in thousands)	Revenue in the year ended December 31, 2020 (in thousands)
“Groen Gas Goor”	3 million Nm3 per year	Goor, the Netherlands	November 2017	€2,314	€3,414
“Groen Gas Oude-Tonge”	3.8 million Nm3 per year,	Oude-Tonge, the Netherlands	June 2018	€2,472	€2,588
“Groen Gas Gelderland”	7.5 million Nm3 per year[1]	Gelderland, the Netherlands	April 2017	-[2]	-[2]

1.	This plant’s permit enables it to produce approximately 7.5 million Nm3 per year, however the actual production capacity of the plant is approximately 9.5 million Nm3 per year.

2.	This plant was acquired in December 1, 2020, therefore revenues for the period prior to the acquisition are not reflected herein.

Agreement with Ludan in connection with Netherlands Waste-to-Energy Projects

In July 2016, we, through Ellomay Luxembourg, entered into an agreement, or the Ludan Agreement, with Ludan Energy Overseas B.V., or Ludan Energy (an indirectly wholly-owned subsidiary of Ludan Engineering Company Ltd. (TASE: LUDN), or Ludan) in connection with WtE (specifically Gasification and Bio-Gas (anaerobic digestion)) projects in the Netherlands.

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

In March 2019, we executed the Ludan Acquisition Agreement with Ludan and several entities affiliated with Ludan, for the acquisition by Ellomay Luxembourg of 49% of the companies that own the Goor Project and the Oude Tonge Project and of the shareholders’ loans provided by Ludan affiliates to such companies. The Ludan Acquisition Agreement also provides for the immediate (and unconditional) termination of the operations and maintenance arrangement of the WtE Plants with Ludan’s affiliates effective as of January 27, 2019. The acquisition was consummated during 2019 and we currently indirectly own 100% of these projects and the Ludan Agreement terminated upon consummation of the transactions contemplated by the Ludan Acquisition Agreement.

Following consummation of the acquisition, we exchanged letters with Ludan and several of its subsidiaries in which Ludan made several immaterial claims for payments regarding the Goor and Oude Tonge WtE Plants, and we and several of our subsidiaries made several immaterial counter claims against Ludan with respect to the same projects, in amounts exceeding Ludan’s claims. During 2020 we and Ludan settled the claims and each party waived all claims against the other party.

The Goor Plant

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

 The Oude Tonge Plant

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

During 2020, we assessed the value in use of two cash generating Biogas plants in the Netherlands in the Biogas segment in light of operating losses suffered by these projects in previous years and lower results than forecasted for 2020. The examination was conducted based on projected cash flows that were discounted at a rate 6%. The examination concluded that the value in use of the plants is higher than the carrying value of the plants and therefore there is no need for a provision for impairment. The assumptions on which the examination was based could be affected by the Company’s inability to meet the budget in certain circumstances including, the prices of feedstock required in order to maintain the optimal mix of feedstock necessary to maximize performance of the plants, by technical malfunctions and by other circumstances that influence the operation of the plants.

The Gelderland Plant

On December 1, 2020, we acquired all issued and outstanding shares of GG Gelderland through our wholly-owned subsidiary, Ellomay Luxembourg. We paid €1.567 million for the shares and the repayment of shareholder loans. An additional shareholder loan of approximately €5.9 million was granted to GG Gelderland by Ellomay Luxembourg on December 1, 2020. The previous owners are entitled to receive an additional amount from the Dutch Government for subsidy payments. This amount is estimated at €0.493 million, but will be determined and paid before June 2021. We have no liability to compensate the previous owners if the Dutch government pays less than the estimated amount. GG Gelderland owns an operating anaerobic digestion plant in Gelderland, the Netherlands, with a permit that enables it to produce approximately 7.5 million Nm3 per year. The actual production capacity of the plant is approximately 9.5 million Nm3 per year.

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

Anaerobic digestion is a biological process that produces a gas (also known as biogas) principally composed of methane (CH4) and carbon dioxide (CO2). These gases are produced from organic waste such as livestock manure and food processing waste and from agro-residues. Depending on the type of feedstock used and the system design, biogas is typically 55%-75% pure methane. The biogas is emitted during the digestion process of the substrates by specific combinations of bacteria. As there is a relatively wide range of feedstock mix that can be used in the process, the plants in the Netherlands are designed to allow flexibility that is expected to reduce dependency on certain feedstock mix or the feedstock supplier. The biogas is used to produce green gas, or bio-methane, with properties close to natural gas that is injected into the natural gas grid.

The anaerobic digestion process leaves an organic residue, the digestate. The digestate can be used as a fertilizer and soil improver and the WtE plant is required to find solutions for the proper disposal of the digestate. The ability to dispose of digestate is subject to the relevant regulation in the target countries with respect to the amounts and timing of disposal of digestate as a fertilizer in such country. In the event restrictions and regulation does not permit disposal in a certain country, the WtE plant is required to dispose of the digestate in more distant locations or to store the digestate, which increase the costs of the disposal of digestate.

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

Sources and Availability of Raw Materials for the Operations of the WtE Plants

As noted above, the anaerobic digestion process requires continuous input of raw materials such as: manure, glycerin, mix grain and corn, all of which are not freely available (as is the case with wind, solar and hydro energies).

The success of a WtE plant depends on its ability to procure and maintain sufficient levels of the waste applicable and suitable to the WtE technology the plant uses, in order to meet a certain of range of energy (gas, electricity or heat) production levels. Both Groen Goor and Oude Tonge initially executed long term feedstock agreements with feedstock suppliers. These agreements were terminated due to disagreements with the suppliers. In order to ensure continuous supply of raw materials, both in terms of the quantity and the quality and composition of the raw materials, the WtE Plants started working with a large number of waste suppliers, such as farmers, food manufacturers and other specialized waste suppliers in order to continuously monitor the proposed sales and try to locate the most efficient and beneficial offers.

The Netherlands Waste-to-Energy Market and Regulation

In 2014, the EU enacted legislation that set climate and energy targets for the year 2030. These targets were revisited by the EU in 2018 and 2020. Following the most recent revision the main targets for 2030 are a 55% cut in greenhouse gas emissions compared to 1990 levels, the production of 32% of the energy in the EU from renewable sources and a 32.5% improvement in energy efficiency. The target for the production rate of energy from renewable sources for the Netherlands imposed by the EU to be reached by the year 2030 is 27%. The target for 2020 was 14%, but this target was not achieved. In September 2020, the International Energy Agency (“IEA”) published a report with recommendations to assist the Netherlands in complying with the other climate and energy targets. The Dutch government’s goal is to have 16% renewable energy by 2023 and a fully sustainable energy supply in 2050. In close consultation with various stakeholders, the Dutch government defined this goal initially in the national Energy Agreement (“Energieakkoord”) of September 2013. As a follow-up to the Energy Agreement and as an elaboration on the Paris Agreement, which the Dutch government signed in 2015, the national Climate Agreement (“Klimaatakkoord”) was adopted in June 2019. The Climate Agreement contains several stringent national climate goals, among others a CO2 emissions reduction of 49% by 2030 and 95% by 2050, to be achieved through numerous national climate measures, but does not eliminate the renewable energy goals set out in the Energy Agreement. It is expected that the target in the Climate Agreement of a CO2 emissions reduction of 49% by 2030 will be adjusted to the European target of 55% by the future Dutch government (after the elections in March 2021).

The aforementioned national climate goals are formally included in the national Climate Act (“Klimaatwet”), which is in force since September 2019. The Climate Act contains no direct obligations for citizens and businesses; it provides the national government with a framework to establish further legislation in order to reach the national climate goals. One example of this legislation is the abovementioned Climate Agreement. Furthermore, the Climate Act, among other issues, requires the Dutch government to draft a so-called climate plan (“klimaatplan”). The climate plan is prepared for a period of ten years, is adjusted every five years based on actual insights and contains the most important decisions and measures in the field of climate policy and energy saving management for the next five years. The first climate plan (“Integraal Nationaal Energie en Klimaatplan 2021-2030”, or “INEK”) was presented on November 1, 2019. The INEK mainly refers to the headlines and goals set in the aforementioned national Agreements as well as the Climate Act. It also provides an overview of the current and upcoming Dutch legislation in the field of climate policy.

The Netherlands waste treatment is subject to strict regulatory obligations, requiring that approximately 10% of the market be processed. As a result, facilities that produce waste (such as farms) are expected to seek more appropriate solutions for waste management. As part of the national Climate Agreement, the Dutch government has intensified the enforcement of the legal obligation (set forth in the Dutch Environmental Protection Act (“Wet milieubeheer”) and the underlying Dutch Activity Decree (“Activiteitenbesluit”)) for facilities to take energy saving measures with a payback period of five years in case they use 50,000 kWh of electricity or 25,000 m³ of natural gas (or an equivalent) or more per year. In order to support this effort, the Dutch government has drafted and updated in April 2020 a so called ‘recognized measures’ list, intended to simplify compliance with the energy saving obligation. This list is available as annex 10 to the Dutch Activity Regulation (“Activiteitenregeling”). To further improve that compliance and to be able to monitor this, the Dutch Activity Decree (“Activiteitenbesluit”) also contains since July 2019 a duty of information. In practice, this entails that a facility is obligated to hand over every four years a report to the Dutch government, specifically to the Dutch Enterprise Agency (“RVO”), with a detailed overview of all the energy-saving measures taken on site. This information duty does not apply under certain circumstances, among others in case the environmental permit of a facility already stipulates certain energy saving obligations when it has an audit obligation under the European Energy Efficiency Directive (2012/27/EU; “EED”) or that facility participates in the Long-Term Agreements on energy efficiency with the Dutch government.

To accelerate the energy transition (from fossil to sustainable energy) in the Netherlands, the Dutch Electricity Act (“Elektriciteitswet”) obliges network operators to provide priority to facilities that produce renewable energy in the connection to the electricity grid. This Act also sets rules and requirements regarding the connection point’s allocation, the method of connection and the distribution of ‘connection costs’ between network operator and the facility’s operator. Due to a considerable growth of renewable energy developments (e.g., the rise of wind and solar power projects onshore), congestion on the electricity grid is becoming more and more an issue in several parts of the Netherlands, in particular in less densely populated areas with a less robust electricity grid. Currently, a revision of the Dutch investment plan and quality of electricity and gas Decree (“Besluit tot wijziging van het besluit investeringsplan en kwaliteit elektriciteit en gas”) is in preparation and will enable on short notice an intensified use of the electricity network. The reserve capacity of the high-voltage grid will be dedicated to energy generated by renewable energy sources. The Climate Act prescribes the obligation of a 100% CO2 neutral electricity production in 2050. Also, the Dutch government is preparing the Energy Act (“Energiewet”), which is supposed to substitute the Dutch Electricity Act and the Dutch Gas Act (“Gaswet”), offering a modern and updated regulatory framework that supports and stimulates the energy transition in the Netherlands and contributes to the goal of a clean energy supply that is safe, reliable, affordable and holds into account spatial planning. The Energy Act will retain the current ordering of the gas and electricity market, but at the same time contains adjustments to support the transition to a climate neutral energy supply. It implements the European ‘Clean Energy Package’ (the latest update (2019) in the European energy policy framework) as well and further elaborates the Climate Agreement. The consultation period for the Energy Act, during which the public could provide comments on the draft version, ended on February 11, 2021. On this basis the Dutch government may adjust the Act and shall start the legislative process in the Dutch Parliament.

Subsidies

The current subsidy scheme for renewable energy in the Netherlands is called SDE++ (“Stimulering Duurzame Energieproductie en Klimaattransitie” or Stimulating Renewable Energy Production and Climate Transition). The SDE++ program forms an extension of the SDE+ program, which ended in 2020. SDE++ stimulates the further rollout of renewable energy, but also, in contrast to the SDE+ program, focuses on stimulating CO2 emissions reducing techniques by compensating the unprofitable top margin of these techniques. The SDE++ is technique neutral and includes several new techniques as eligible for subsidy, among others relating to heat generation from biomass. Given the wide range of available biomass technologies nowadays, the SDE++ provides for various categories under which subsidy can be requested for biomass pro-jects. Under the SDE++ subsidy program, subsidies are granted on the basis of prevented CO2 emissions. The SDE++ contribution is equal to the base amount (cost price of reduction of CO2 emissions) minus the correction amount (SPOT price). This is organized via an operating subsidy scheme. Subsidy applications under the SDE++ program are handled on the basis of increasing maximum subsidy need per phase. Consequently, projects with a lower subsidy need shall be given priority when granting subsidies.

SDE++ allows for the option of banking. In case less sustainable energy is produced than predicted, one can use the difference in later years. Producers can also carry over any excess output to the following year. The latest form of banking cannot be more than 25% of the subsidized annual production of energy, except for the wind category. The SDE++ program is determined annually, with a budget of €5 billion in 2020. The maximum subsidy grant is €300 per ton of CO2 emissions. The round of application for the SDE++ (“Openstellingsronde SDE++ 2020”) in 2020 was from November 24 until December 17. The total requested amount of subsidy of almost €6.4 billion exceeded the available budget. The majority of the budget has been requested for PV projects (€2.4 billion) and for the capture and storage of CO2 (€2.1 billion). The applications are currently being assessed and the final results of the SDE++ 2020 are expected in the spring of 2021. The same applies to the design of the SDE++ 2021.

Taxes

In January 2021, the Industry CO2 Tax (“Wet CO2-heffing industrie”) entered into force. The rationale behind this tax is that the big polluters, in general the larger industrial facilities such as industry falling under the European Emissions Trading System (“EU ETS”) and waste incineration plants, have to pay their fair share in reducing CO2 emissions in the Netherlands. Furthermore, the Industry CO2 Tax aims at ensuring that the reduction target for industry as agreed in the Climate Agreement is achieved, while the level playing field with neighboring countries is affected as little as possible. This tax is connected with the EU ETS system as provided for in the European Directive 2003/87/EC; if emission prices within that system rice, the Industry CO2 Tax falls and vice versa. Facilities are granted an exemption on part of the CO2 emissions, on which they do not have to pay any tax (dispensation rights). The exemption is determined by comparing the facility’s CO2 emissions with the most efficient facilities in the same industry in Europe. The more efficiently the facility produces, the less Industry CO2 Tax it pays on balance, because that tax is levied on the emitted CO2 that is in excess of the dispensation rights. The levy will increase in the coming years to encourage facilities to produce more efficiently, from €30 per ton CO2 in 2021 up to €125 in 2030. At the same time, the dispensation rights will be decreasing throughout the years.

Dutch tax laws provide for an Energy Investment Allowance (“EIA”), a tax advantage for companies in the Netherlands that invest in energy-efficient technology allowing a deduction of 45.5% (in 2021) of the investment costs from the corporate income, on top of the usual depreciation. The right to the EIA is declared with the tax return, provided the investment is timely reported to the Dutch Enterprise Agency. The net EIA benefit is about 11% of the investment costs. The EIA can be claimed for all assets included in the annual Energy List (as published by the Dutch Enterprise Agency). The Energy List 2021 in Dutch was published in December 2020 and the Energy List 2021 in English is expected to be published in the first quarter of 2021. The EIA can also be claimed for customized investments that result in substantial energy savings, as far as these investments meet the saving standards of the EIA. Due to the expected increase of investments in renewable energy in the Netherlands, the Dutch government expects a further shortage of EIA deduction in the future. However, the EIA budget has been relatively stable over the last few years (from €151 million in 2013 it decreased to €101 million in 2017 increased to €147 in 2019 and 2020 and increased a bit more to €149 in 2021). In the Dutch Energy Agreement it has been agreed that the EIA program will primarily be focused on energy-efficiency investments. A renewable energy project that is eligible for an SDE++ subsidy is not eligible for the EIA tax advantage (the latter only relates to new projects and projects who have already obtained rights to tax advantages). As compensation, the SDE++ budget has been increased by the Dutch government over the years (see above). Recently, the EIA program has been extended until January 2024.

Permits

A permit under the Dutch Environmental Permitting Act (“Wet algemene bepalingen omgevingsrecht”) is required to operate a waste treatment facility in the Netherlands. In addition to this permit, other permits, such as a permit pursuant to the Dutch Water Act (“Waterwet”) and under local Ordinances (“Algemene Plaatselijke Verordening”), could be required too. The need for these permits depends on the (physical) scale of the waste treatment facility and its impact on the nearby environment. A permit is issued without a time limit. However, changing circumstances (new operational activities on-site or new developments nearby) may require the permit to be revised. To ensure compliance, the authorities may withdraw a permit in case of significant violations of attached restrictions and/or applicable environmental regulations.

Furthermore, the operation of a waste treatment facility must be in line with the designated use in the applicable zoning plan. In case the facility is not in line with the zoning plan, either the zoning plan has to be adapted or a permit has to be obtained under the Dutch Environmental Permitting Act (“Wet algemene bepalingen omgevingsrecht”), allowing deviation from the applicable designated use. New zoning plans may amend/delete the designated use that allows an existing facility. However, in that case it is obligatory under the Dutch Spatial Planning Act (“Wet ruimtelijke ordening”) to include transitory rules that allow continuation (but not expansion) of existing operations.

The foregoing will be continued under the planned Dutch Environment Law Act (“Omgevingswet”), which will replace (at least) fifteen existing laws on environment and spatial planning, including the Dutch Environmental Permitting Act (“Wet algemene bepalingen omgevingsrecht”), the Dutch Water Act (“Waterwet”) and the Dutch Spatial Planning Act (“Wet ruimtelijke ordening”). The Dutch Environment Law Act (“Omgevingswet”) and the implementing legislation are both approved by the Dutch Parliament and the Dutch Senate. However, it is unsure if the Act will enter into force on January 1, 2022, as currently envisaged. There is still a wide-ranging debate pending, both in politics, legal disciplines, and industry, about the usefulness and necessity of the Dutch Environment Law Act (“Omgevingswet”).  This Act, however, will not make any material changes in respect to the current Acts. Moreover, permit applications that have been submitted before the Dutch Environment Law Act (“Omgevingswet”) enters into force, will be assessed in accordance with the former applicable Acts.

For the operation of a waste treatment facility in the Netherlands, a permit under the Dutch Nature Protection Act (“Wet natuurbescherming”) is required as well, as far as the facility may negatively affect designated Natura 2000-areas (“Natura 2000-gebie-den”), by among others causing nitrogen to be deposited thereon. By decision of the highest Dutch administrative court, the specific regime for nitrogen depositions, the ‘Integrated Approach to Nitrogen’ (“Programma Aanpak Stikstof”) was revoked in May 2019. The key assumption under this regime that, through nature restoration measures and source-directed measures, a general autonomous reduction of nitrogen depositions/emissions could be created (only) in favor of (more) economic developments, proved not to be valid. This also applies to the nitrogen exemption limits of the ‘Integrated Approach to Nitrogen’ (“Programma Aanpak Stikstof”), which provided for an exemption to the permit obligation under the Dutch Nature Protection Act (“Wet natuurbescherming”). As a result, it is currently more difficult to obtain such permit in the Netherlands, in principle also for the operation of a (modified/new) waste treatment facility. By virtue of the Dutch Emergency Act on Nitrogen (“Spoedwet aanpak Stikstof”), effective since December 2020, the Dutch government has sought to maintain the granting thereof, via the implementation of quick practical/technical measures (such as lowering the maximum speed on Dutch highways). In the meanwhile, to achieve a more structural solution for abovementioned problems, the Dutch Nitrogen Act (“Stikstofwet”) with new policies has been prepared, on which the Dutch Senate will vote in the first quarter of 2021. The Dutch Nature Protection Act (“Wet natuurbescherming”) as such will also be integrated in the Dutch Environment Law Act (“Omgevingswet”).

Pumped Storage Project in the Manara Cliff in Israel

Recent Developments

The current ownership structure of Ellomay PS is as follows: (i) 75% is owned by Ellomay Water Plants Holdings (2014) Ltd., or Ellomay Water, which we wholly-own, and (ii) 25% is owned by Sheva Mizrakot Ltd., an Israeli private company, or Sheva Mizrakot. 66.667% of Sheva Mizrakot is owned by Ampa Investments Ltd., or Ampa, and the remaining 33.333% are owned by Ellomay Water. Accordingly, we hold (through our direct holdings in Ellomay PS and through our holdings in Sheva Mizrakot) 83.333% of the Manara PSP, and the remaining 16.667% of the Manara PSP are held by Ampa through its holdings in Sheva Mizrakot.

The Manara Project is projected to cost approximately NIS 1.53 billion (approximately $472 million). The construction period of the Manara Project is expected to be 62.5 months. On March 7, the Manara Project received the approval of the Israeli Electricity Authority that the conditions precedent under the Conditional License were met.

Manara PSP Project Finance

On February 11, 2021, we announced the financial closing of the Manara PSP Project Finance. The Manara PSP Project Finance will be provided by a consortium of Israeli banks and institutional investors, arranged and led by Mizrahi-Tefahot Bank Ltd. The Manara PSP Project Finance is in the aggregate amount of NIS 1.18 billion (approximately €300 million), and includes: (i) a senior secured tranche at a fixed rate of interest (with base interest rate equal to the yield to maturity of Israeli treasury bonds with like duration of the loan), linked to the Israeli Consumer Price Index and to be repaid over a period of 19.5 years from the commercial operation date; and (ii) a subordinated secured tranche at a floating rate of interest (Bank of Israel rate plus  spread) with a slightly shorter maturity. The weighted average annual interest rate spread of the Manara PSP Project Finance is approximately 3.3% during the construction phase and approximately 2.5% during the commercial operation phase. The Manara PSP Project Finance includes customary terms in connection with early prepayment, acceleration of payments upon certain breaches and limitations on distributions. The Manara PSP Project Finance also includes ancillary facilities such as Standby, VAT, Guarantees and Debt Service Reserve facilities in an aggregate amount of approximately NIS 146 million (approximately €37 million based on the euro/NIS exchange rate as of December 31, 2020).

The Average Annual Debt Service Cover Ratio (ADSCR) is 1.35:1.00 under the base case financial model for the Senior Secured Tranche. The default ADSCR is 1.05:1.00.

Sheva Mizrakot and Ellomay Water undertook to provide aggregate financing of approximately NIS 353 million (approximately €90 million based on the euro/NIS exchange rate as of December 31, 2020), pro rata to their holdings in the Manara PSP.

The Manara PSP Project Finance includes mandatory cash sweeps upon certain cover ratio and other events, cash sweep payments in connection with the subordinated loans and other lender protection mechanisms. In addition, the Manara PSP Project Finance agreement permits the shareholders of the Manara PSP to withdraw a developers’ fee at the Actual Completion Date (as such term is defined in the Manara PSP Project Finance agreement) of the Manara Project, subject to availability of funding, provided certain cover ratios are met.

We and Ampa provided certain sponsor support undertakings towards the lenders commensurate with the size and complexity of the project and the length of the construction period.

In addition, we undertook in connection with the Manara PSP Project Finance to maintain control over the Manara PSP and to provide customary pledges on the assets of and rights in the project. The shareholders of Ellomay PS provided pledges over their shares, the shareholders’ loans and the shareholders’ mezzanine loan.

For more information see Note 6 to our annual financial statements included elsewhere in this Report.

Manara PSP EPC Agreement

On February 14, 2021, we also announced the execution of the EPC agreement for the construction of the Manara PSP, or the Manara PSP EPC Agreement, under a “turnkey” contract with Electra Infrastructure Ltd., or Electra Infrastructure, one of Israel’s largest construction companies. The aggregate consideration payable to Electra Infrastructure under the Manara PSP EPC Agreement is expected to be approximately NIS 1.1 billion (approximately €280 million). In accordance with the Manara PSP EPC Agreement Voith Hydro, the world’s leading manufacturer of hydroelectric turbines, or Voith Hydro, was nominated as the subcontractor that will be providing the electro-mechanical equipment to the Manara PSP.

Manara PSP O&M Agreement

In parallel to the execution of the Manara PSP EPC Agreement, Ellomay PS also executed an O&M agreement, or the Manara PSP O&M Agreement, with Mekorot Israel National Water Co., the Israeli national water company, or Mekorot (which is fully owned by the Israeli Government), Voith Hydro and Verbund Hydro, one of the largest hydroelectric companies in Europe with extensive expertise in the operation of hydroelectric power plants, or, together, the Manara PSP O&M Contractors. The Manara PSP O&M Agreement provides that the Manara PSP O&M Contractors will be involved in the construction process through a mobilization period and that O&M services will be provided for a twenty year period, during which Mekorot, Voith Hydro and Verbund will provide O&M services for the initial three years, with Mekorot providing O&M services exclusively for the remaining 17 years.

Background

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

In November 2014, Ellomay Manara consummated the acquisition of 75% of the limited partnership rights in the Partnership, as well as 75% of the holdings in the GP, from Electra, Ortam and the Cooperative. The remaining 25% of the holdings in the Partnership and in the GP are held by Sheva Mizrakot. We and Ellomay Manara did not pay any consideration upon the acquisition. On the same date, Ellomay Manara acquired Ortam’s holdings (50%) in the EPC and, as set forth above, immediately transferred such holdings to a subsidiary of Electra, which, following such transfer now holds 100% of the EPC. According to the various agreements executed in connection with the Manara PSP, we and Ellomay Manara are liable, jointly and severally, to all the monetary obligations set forth in said agreements.

In December 2018, we executed a settlement agreement, or the A.R.Z. Settlement Agreement, with A.R.Z. Electricity Ltd., or A.R.Z Electricity, an Israeli private company that at the time held 33.33% of Sheva Mizrakot Ltd. The A.R.Z. Settlement Agreement resolves a claim made by A.R.Z. Electricity and Mr. Raanan Aloni against us and our affiliates, in connection with the Manara PSP, and other disputes between such parties concerning the Manara PSP. In connection with the Manara PSP Project Finance and based on the A.R.Z. Settlement Agreement, A.R.Z. Electricity was required to provide its indirect share of equity investment and financing to the Manara PSP. Due to the failure to provide the required funds, Ellomay Water Plants Holdings (2014) Ltd., the Company’s wholly-owned subsidiary that holds 75% of Ellomay PS, seized A.R.Z. Electricity’s holdings in Sheva Mizrakot (33%) and, as a result, the Company’s indirect holdings in the Manara PSP increased from 75% to 83.333%.

As of December 31, 2020, we paid an amount of approximately NIS 3.4 million (approximately €0.86 million) on account of the consideration upon the acquisition and may be required, if certain conditions and milestones are met (which conditions and milestones have not currently been met), to pay certain parties additional amounts in certain installments, which in the aggregate are not expected to exceed an amount of NIS 26 million (approximately €6.6 million).

Land Assessment from the Israel Land Authority

In December 2020, Ellomay PS received a land assessment from the ILA in connection with the Manara PSP and paid approximately NIS 66.7 million including VAT (approximately €17 million) in consideration for the ILA’s consent to the sublease of the land on which the Manara PSP is currently planned to be constructed. The amount paid includes an amount of approximately NIS 9.9 million (approximately €2.5 million), excluding VAT, for royalties related to excess ground removal to the ILA.

Conditional Tariff Approval

On December 31, 2020, Ellomay PS received the conditional tariff approval for the Manara PSP from the Israeli Electricity Authority that regulates the tariffs and formulas for purchasing energy from a pumped storage manufacturer connected to the transmission network for a period of 20 years beginning on the date of receipt of the permanent production license. The conditional tariff approval became effective following the financial closing of the Manara PSP in February 2021.

On February 11, 2021, the Manara PSP complied with the conditions precedent under the conditional license held by the Manara PSS following the financial closing of the Manara PSP Project Finance and the execution of the Manara PSP EPC and O&M Agreements. For more information see “Item 4.A: Recent Developments.” The consultation process of the Manara PSP is expected to be very complex and includes various engineering and other challenges, includes planning and conducting of a comprehensive investigation to characterize the variety of soils and rocks at the construction sites. In accordance with the infrastructure characteristics and the seismic risks that exist on site, stability calculations need to be performed on the basis of which instructions are given for the planning and execution of the reservoirs

Litigation

On March 3, 2017, Ellomay PS filed a petition, or the Petition, with the Israeli High Court of Justice against the Minister, the Israeli Electricity Authority and an the entity constructing a pumped storage project in Kochav Hayarden, Israel, or Kochav PS. Ellomay PS has also filed concurrently with the Petition, a motion for an interim relief, which would prevent the Minister and the Israeli Electricity Authority from granting Kochav PS any approval in connection with its compliance with any milestones stipulated in its conditional license.

The Petition was filed in connection with the decision of the Israeli Electricity Authority, dated February 20, 2017, to extend the following milestones deadlines stipulated in Kochav PS’s conditional license: (i) financial closing milestone deadline; and (ii) construction period for Kochav PS’s project. Kochav PS filed its response to the request for the motion for an interim relief on March 16, 2017. In its response, amongst other claims, Kochav PS requested that if the court granted Ellomay PS’s motion for an interim relief, Ellomay PS would be obligated to post a bond in the amount of NIS 10 million (approximately €2.6 million) in order to cover Kochav PS’s damages caused by the interim relief. The Minister and the Israeli Electricity Authority claimed, amongst other claims, that the motion should be dismissed, as should the Petition. In May 2017, the Israeli High Court of Justice dismissed the Petition.

On December 27, 2017, Kochav PS filed a statement of claim against Ellomay PS with the Tel Aviv – Jaffa Magistrate Court claiming damages allegedly caused due to delays in connection with the Petition. Kochav PS claims damages in an aggregate amount of approximately NIS 4.2 million (approximately €1.02 million). In April 2018, Ellomay PS submitted a statement of defense and in August 2018 Kochav PS submitted a plea. In July 2020, the parties reached a settlement whereby Ellomay PS paid an amount of NIS 0.35 million (approximately €0.088 million).

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

Licenses

The Manara PSP was initially granted a conditional license by the Israeli Electricity Authority for the construction of a pumped storage power plant with a capacity of 340 MW, or the Prior Conditional License. On December 4, 2017, the Israeli Electricity Authority announced the reduction of the capacity stipulated in the Prior Conditional License from 340 MW to 156 MW. The reduced capacity was based on the remaining portion of the quota for pumped storage projects in Israel as determined by the Israeli Government and implemented by the Israeli Electricity Authority, which is currently 800 MW, after deducting the capacity already allocated to two projects that were at the time in more advanced stages than the Manara PSP. On February 26, 2020, Ellomay PS retracted the Prior Conditional License issued to it, which was due to expire on February 28, 2020 because Ellomay PS did not reach financial closing by such date as was required under the milestones included in the Prior Conditional License. On the same date, Ellomay PS filed an application for a new similar conditional license for a pumped storage facility with a capacity of 156 MW.

On June 17, 2020, the Israeli Minister of Energy executed a new conditional license for the Manara Project, or the Conditional License, following the retraction of the previous conditional license, which permits Ellomay PS to construct the Manara PSP. The Conditional License included several conditions precedent to the entitlement of Ellomay PS to receive an electricity production license. The Conditional License is valid for a period of seventy two (72) months commencing from the date of its approval by the Minister of Energy, subject to compliance by Ellomay PS with the milestones set forth therein and subject to the other provisions set forth therein (including a financial closing, the provision of guarantees and the construction of the pumped storage hydro power plant). As noted above, on February 11, 2021, Ellomay PS complied with the project finance milestone under the Conditional License.

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

On December 31, 2020, the Manara PSP received a tariff approval from the Israeli Electricity Authority that regulates the tariffs and formulas for purchasing energy from a pumped storage manufacturer connected to the transmission network for a period of 20 years beginning on the date of receipt of the permanent production license. The conditional tariff became effective following the financial closing of the Manara PSP in February 2021.

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

We do not believe that our current asset structure results in our being deemed to be an “investment company.” Specifically, we do not believe that our holdings in the PV Plants or the WtE Plants would be considered “investment securities,” as we control the PV Plants (other than the Talasol PV Plant) and the WtE Plants via wholly-owned subsidiaries. In addition, despite minority holder protective rights granted to the minority shareholders of the Talasol PV Plant and the Manara PSP, including several rights which effectively require the unanimous consent of all, we believe that our interests in the Talasol PV Plant and the Manara PSP do not constitute “investment securities” given, among other things, our majority shareholder and board membership status. The current fair value of our holdings in Dori Energy and other relevant assets do not in our judgment exceed 40% of our aggregate assets, excluding our assets held in cash and cash equivalents. If we were deemed to be an “investment company,” we would not be permitted to register under the Investment Company Act without an order from the SEC permitting us to register because we are incorporated outside of the United States and, prior to being permitted to register, we would not be permitted to publicly offer or promote our securities in the United States. Even if we were permitted to register, it would subject us to additional commitments and regulatory compliance. Investments in cash and cash equivalents or in other assets that are not deemed to be “investment securities” might not be as favorable to us as other investments we might make if we were not potentially subject to regulation under the Investment Company Act. We seek to conduct our operations, including by way of investing our cash and cash equivalents, to the extent possible, so as not to become subject to regulation under the Investment Company Act. In addition, because we are actively engaged in exploring and considering strategic investments and business opportunities, and in fact have entered the Italian and Spanish photovoltaic power plants markets through controlling investments, we do not believe that we are currently engaged in “investment company” activities or business.

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

C.           Organizational Structure

Our Spanish PV Plants are held by: (i) Rodríguez I Parque Solar, S.L., (ii) Rodríguez II Parque Solar, S.L., (iii) Seguisolar S.L. and (iv) Ellomay Spain S.L., all wholly-owned by Ellomay Luxembourg. The Talasol PV Plant is held by Talasol Solar S.L., of which 51% is owned by Ellomay Luxembourg Holdings S.àr.l.

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

Our WtE Plants located in the Netherlands are held by: (i) Groen Gas Goor B.V., (ii) Groen Gas Oude–Tonge B.V. and (iii) Groen Gas Gelderland B.V., all wholly-owned by Ellomay Luxembourg. We hold the rights in connection with the Manara PSP through our wholly-owned subsidiary, Ellomay Water Plants Holdings (2014) Ltd., which indirectly owns 75% of the rights in Ellomay PS and through our 33.333% holdings in Sheva Mizrakot, which owns 25% of Ellomay PS.

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

PV Plant	Size of Property	Location	Owners of the PV Plants/Lands
“Rinconada II”	81,103 m²	Municipality of Córdoba, Andalusia, Spain	PV Plant owned by Ellomay Spain S.L. Land held by owners and leased to Ellomay Spain S.L.

“Rodríguez I”	65,600 m2	Lorca Municipality, Murcia Region, Spain	PV Plant owned by Rodríguez I Parque Solar, S.L. Lease Agreement executed between the owners and Rodríguez I Parque Solar, S.L.

“Rodríguez II”	50,300 m2	Lorca Municipality, Murcia Region, Spain	PV Plant owned by Rodríguez II Parque Solar, S.L. Lease Agreement executed between the owners and Rodríguez II Parque Solar, S.L.

“Fuente Librilla”	64,000 m2	Fuente Librilla Municipality, Murcia Region, Spain	PV Plant owned by Seguisolar S.L. Lease Agreement executed between owners and Seguisolar S.L.

“Talasol”	6,040,000 m2	Talavan (Cáceres) – Extremadura Region, Spain	Lease Agreements executed with the Talavan Municipality, which owns the land

“Talmei Yosef”	164,000 m2	Talmei Yosef, Israel	Lease Agreement executed with the entity that leased the property from the ILA.

The land on which our WtE Plants are located is owned by the relevant project companies.

For more information concerning the use of the properties in connection with the PV Plants and the WtE Plants, see “Item 4.A: History and Development of Ellomay” and “Item 4.B: Business Overview” above.

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

A.           Operating Results

General

We are involved in the production of renewable and clean energy. We own six PV Plants that are operating and connected to their respective national grids as follows: (i) four photovoltaic plants in Spain with an aggregate installed capacity of approximately 7.9 MWp, (ii) 51% of Talasol, which owns a photovoltaic plant with an installed capacity of 300 MW in the municipality of Talaván, Cáceres, Spain that was connected to the Spanish electricity grid in the end of December 2020, and (iii) one photovoltaic plant in Israel with an installed capacity of approximately 9 MWp. In addition, we indirectly own: (i) 9.375% of Dorad, which owns an approximate 860 MWp dual-fuel operated power plant in the vicinity of Ashkelon, Israel, (ii) 83.333% of Ellomay Pumped Storage (2014) Ltd., which is promoting the Manara PSP, (iii) Ellomay Solar S.L.U. that is constructing a photovoltaic plant with an installed capacity of 28MW in the municipality of Talaván, Cáceres, Spain, and (iv) Groen Gas Goor B.V., Groen Gas Oude-Tonge B.V. and Groen Gas Gelderland B.V., project companies operating anaerobic digestion plants in the Netherlands, with a green gas production capacity of approximately 3 million, 3.8 million and 9.5 million (with a license to produce 7.5 million) Nm3 per year, respectively. See “Item 4.A: History and Development of Ellomay” and “Item 4.B: Business Overview” for more information.

IFRS

Our financial statements have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the IASB, which differ in certain significant respects from U.S. Generally Accepted Accounting Principles, or U.S. GAAP.

Critical Accounting Policies and Estimates

Our significant accounting policies are more fully described in Note 2 and 3 to our consolidated financial statements. Certain accounting principles require us to make certain estimates, judgments and assumptions that affect the reported amounts recognized in the financial statements. However, uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of the asset or liability affected in future periods. Estimates and underlying assumptions are reviewed on an ongoing basis. The changes in accounting estimates are recognized in the period of the change in estimate. The key assumptions made in the financial statements concerning uncertainties at the balance sheet date and the critical estimates that may cause a material adjustment to the carrying amounts of assets and liabilities within the next financial year are the following:

Fair value measurement of non-trading derivatives

Within the scope of the valuation of financial assets and derivatives not traded on an active market, management makes assumptions about inputs used in the valuation models. For information on a sensitivity analysis of levels 2 and 3 financial instruments carried at fair value see Note 21 to our annual financial statements regarding financial instruments.

Recognition of deferred tax asset in respect of tax losses

The probability that in the future there will be taxable profits against which carried forward losses can be utilized. See Note 19 to our annual financial statements included elsewhere in this Report regarding taxes on income and deferred tax.

Recoverable amount of cash generating unit

The Company examines at the end of each reporting year whether there have been any events or changes in circumstances that indicate impairment of fixed assets. When indication of impairment revealed the company checks whether the carrying amount of the fixed assets is recoverable.

Business combination

Fair value of assets and liabilities acquired in a business combination. See Note 6 regarding subsidiaries.

Segments

Our reportable segments, which form our strategic business units, are as follows: (i) photovoltaic power plants presented per geographical areas (Spain and Israel and, for periods prior to the sale of our Italian PV Portfolio), (ii) 9.375% indirect interest in Dorad, (iii) anaerobic digestion plants (Biogas) in the Netherlands and (iv) pumped storage hydro power plant in Manara, Israel. For more information see Note 22 to our annual financial statements included elsewhere in this report.

Results of Operations

As noted below, the results of operations included in our financial statements for the year ended December 31, 2019 include the results of operations of the Italian PV Portfolio that was sold to a third party on December 20, 2019. In addition, the results of operations do not yet include the results of the Talasol PV Plant and of the Gelderland biogas plant. Therefore, our past results are not indicative of our results in the future.

Year Ended December 31, 2020 Compared with Year Ended December 31, 2019

Revenues were approximately €9.6 million for the year ended December 31, 2020, compared to approximately €19 million for the year ended December 31, 2019. The decrease is mainly due to the sale of our Italian PV Portfolio in December 2019. 2020 revenues were also impacted by the decrease in demand and prices of the European electricity markets due to the Covid-19 pandemic, partially offset by an increase in revenues in one of our biogas plants in the Netherlands resulting from increased operational efficiency.

Italian PV Segment.  Revenues from our Italian PV segment, sold to a third party on December 20, 2019, were 0 for the year ended December 31, 2020, compared to approximately €10.1 million for the year ended December 31, 2019.

Spanish PV Segment.  Revenues from our Spanish PV segment were approximately €2.6 million for the year ended December 31, 2020, compared to €3 million for the year ended December 31, 2019. The decrease mainly resulted from a decrease in demand and prices of the Spanish electricity market due to the Covid-19 crisis.

Israeli PV Segment.  The segment results for our PV Plant located in Israel are presented under the fixed asset model and not under the IFRIC 12 financial asset model as applied in our financial statements. Proceeds for electricity produced by our Israeli PV segment were approximately €4.1 million for the years ended December 31, 2020 and 2019.

Dorad Segment.  The segment results for Dorad are presented as our share in the results of Dorad in NIS translated into euro and not under the equity method (equity accounted investee) as applied in our financial statements. Our share in the revenues of Dorad was approximately €57.5 million (approximately NIS 225.7 million) for the year ended December 31, 2020, compared to approximately €63.4 million (approximately NIS 253.2 million) for the year ended December 31, 2019. The decrease in Dorad’s revenues is mainly due to a decrease in tariff and in the electricity sold to Dorad’s customers for the year ended December 31, 2020.

Netherlands Biogas Segment. Revenues from our Netherlands biogas segment were approximately €6 million for the year ended December 31, 2020, compared to approximately €4.8 million for the year ended December 31, 2019. The increase is due to enhanced operational efficiency.

Operating expenses were approximately €5 million for the year ended December 31, 2020, compared to approximately €6.6 million for the year ended December 31, 2019. The decrease in operating expenses is mainly attributable to the sale of the Italian PV Portfolio, to increased operational efficiency of our biogas plants in the Netherlands and to insurance reimbursement in connection with the storm damages in one of our biogas plants in the Netherlands that reduced operating expenses. Depreciation expenses were approximately €3 million for the year ended December 31, 2020, compared to approximately €6.4 million for the year ended December 31, 2019.

Italian PV Segment.  Operating expenses in connection with our Italian PV segment were 0 for the year ended December 31, 2020, compared to approximately €1.4 million for the year ended December 31, 2019. The decrease is due to the sale of our Italian PV Portfolio in December 2019.

Spanish PV Segment.  Operating expenses in connection with our Spanish PV segment were approximately €0.5 million for the years ended December 31, 2020 and 2019.

Israeli PV Segment.  Operating expenses in connection with our Israeli PV segment were approximately €0.4 million for the year ended December 31, 2020, compared to approximately €0.3 million for the year ended December 31, 2019.

Dorad Segment.  The segment results for Dorad are presented as our share in the results of Dorad in NIS translated into euro and not under the equity method (equity accounted investee) as applied in our financial statements. Operating expenses in connection with our Dorad segment were approximately €44.5 million (approximately NIS 174.6 million) for the year ended December 31, 2020, compared to approximately €48.6 million (approximately NIS 193.9 million) for the year ended December 31, 2019. The decrease in Dorad’s operating expenses is mainly due to a decrease in production and in gas prices.

Netherlands Biogas Segment.  Operating expenses in connection with our Netherlands biogas segment were approximately €4.1 million for the year ended December 31, 2020, compared to approximately €4.4 million for the year ended December 31, 2019. The decrease is attributable to increased operational efficiency and to insurance reimbursement income in connection with the storm damages in one of our biogas plants in the Netherlands that reduced operating expenses.

Project development costs were approximately €3.5 million for the year ended December 31, 2020, compared to approximately €4.2 million for the year ended December 31, 2019. The decrease in project development costs is mainly due to a decrease in consultancy expenses for the Manara PSP, partially offset by consultancy expenses in connection with the development of photovoltaic projects in Italy.

General and administrative expenses were approximately €4.5 million for the year ended December 31, 2020, compared to approximately €3.8 million for the year ended December 31, 2019. The increase in general and administrative expenses resulted mainly from a higher cost of our D&O liability insurance.

Our share of profits of equity accounted investee, after elimination of intercompany transactions, was approximately €1.5 million in the year ended December 31, 2020, compared to approximately €3.1 million in the year ended December 31, 2019. The decrease in our share of profit of equity accounted investee is mainly attributable to the decrease in Dorad’s revenues mainly due to a decrease in tariff and in the electricity sold to Dorad’s customers for the year ended December 31, 2020, partially offset by lower financing expenses incurred by Dorad as a result of the CPI indexation of loans from banks.

Other income, net, were approximately €2.1 million in the year ended December 31, 2020, compared to other expenses, net, of approximately €2.1 million in the year ended December 31, 2019. On December 20, 2019, we sold our holdings in this subsidiary. The Sale and Purchase Agreement governing the sale of the subsidiary provided for up to €2.1 million of indemnification in connection with a claim from GSE, Italy’s energy regulation agency, received by one of the sold Italian subsidiaries, claiming alleged non-compliance of the installed modules with the required certifications under the applicable regulation and raising the need to examine incentive eligibility implications. This potential payment was recorded as other expense in 2019. In 2020, with the cooperation of the acquirer of the Italian subsidiaries, an appeal was submitted to GSE. Following the positive outcomes of such appeal, the provision for the potential indemnification was cancelled.

Capital gain was 0 in the year ended December 31, 2020, compared to approximately €18.8 million in the year ended December 31, 2019. The capital gain in the year ended December 31, 2019 was recorded in connection with the sale of our Italian PV Portfolio on December 20, 2019.

Financing expenses, net was approximately €3.6 million for the year ended December 31, 2020, compared to approximately €8.2 million for the year ended December 31, 2019. The decrease in financing expenses, net, was mainly attributable to lower interest expenses due to the early repayment of the Company’s Series A Debentures and the sale of the Italian PV Portfolio, including all related project finance.

Tax benefit was approximately €0.1 million in the year ended December 31, 2020, compared to tax benefit of approximately €0.3 million in the year ended December 31, 2019.

Net loss was approximately €6.2 million in the year ended December 31, 2020, compared to net profit of approximately €9.8 million for the year ended December 31, 2019.

Total other comprehensive income was approximately €2.3 million for the year ended December 31, 2020, compared to total other comprehensive income of approximately €1.3 million in the year ended December 31, 2019. The increase was mainly due to changes in fair value of cash flow hedges and from foreign currency translation differences on New Israeli Shekel denominated operations, due to fluctuations in the euro/NIS exchange rates.

Total comprehensive loss was approximately €3.9 million in the year ended December 31, 2020, compared to total comprehensive profit of approximately €11 million in the year ended December 31, 2019.

Year Ended December 31, 2019 Compared with Year Ended December 31, 2018

Please see Item 5A of our Form 20-F for the Year ended December 31, 2010, filed with the SEC on April 7, 2020.

Impact of Inflation and Fluctuation of Currencies

The annual rate of inflation in Israel was 0.8% in the year ended December 31, 2018, 0.6% in the year ended December 31, 2019 and deflation of 0.6% in the year ended December 21, 2020.

We hold cash and cash equivalents, marketable securities and restricted cash in various currencies, mainly in euro and NIS. Our investments in our Spanish PV Plants, in the WtE Plants and in the Talasol PV Plant are denominated in euro and our investments in Dori Energy, in the Talmei Yosef PV Plant and in Manara PSP are denominated in NIS. Our Debentures are denominated in NIS and the interest and principal payments are made in NIS, the financing of the Talmei Yosef PV Plant is denominated in NIS and the financing we have obtained in connection with our Spanish PV Plants is denominated in euro and bears interest that is based on EURIBOR rate. We therefore are affected by changes in the prevailing euro/NIS exchange rates and previously, prior to the change in our presentation currency were affected by changes in the prevailing euro/U.S. dollar and euro/NIS exchange rates. We entered into various swap transactions to minimize our currency risks. We cannot predict the rate of appreciation/depreciation of the NIS against the euro in the future, and whether these changes will have a material adverse effect on our finances and operations.

The table below sets forth the annual rates of appreciation (or devaluation) of the NIS against the euro.

	Year ended December 31,
	2020	2019	2018

Appreciation (Devaluation) of the NIS against the euro	1.7%	(9.6%)	3.3%

The representative NIS/euro exchange rate was NIS 4.292 for one euro on December 31, 2018, NIS 3.878 for one euro on December 31, 2019 and NIS 3.944 for one euro on December 31, 2020. The average exchange rates for converting the NIS to euro during the years ended December 31, 2018, 2019 and 2020 were 4.244, 3.993 and 3.925 for one euro, respectively. The representative exchange rate as of March 1, 2021 was NIS 3.983 for one euro.

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

The assets and liabilities of foreign operations, including adjustments arising on acquisition, are translated at exchange rates at the reporting date. The income and expenses for each period presented in the statement of profit or loss and other comprehensive income (loss) are translated at average exchange rates for the presented periods; however, if exchange rates fluctuate significantly, income and expenses are translated at the exchange rates at the date of the transactions. Foreign currency differences are recognized in equity as a separate component of other comprehensive income (loss) under “foreign currency translation adjustments.”

For information concerning hedging transactions entered, see “Item 11: Quantitative and Qualitative Disclosures About Market Risk.”

Governmental Economic, Fiscal, Monetary or Political Policies or Factors that have or could Materially Affect our Operations or Investments by U.S. Shareholders

Governmental Regulations Affecting the Operations of our PV Plants and other Plants

Our PV Plants and other energy manufacturing plants are subject to comprehensive regulation and we sell the electricity and energy produced for rates determined by governmental legislation and to local governmental entities. Any change in the legislation that affects plants such as our plants could materially adversely affect our results of operations. An economic crisis in Europe and specifically in Spain, the Netherlands and Italy, whether related to the Covid-19 pandemic or otherwise or continued financial distress of the IEC could cause the applicable legislator to reduce benefits provided to operators of PV plants or other privately-owned energy manufacturing plants or to revise the incentive regimes that currently governs the sale of electricity in Spain, the Netherlands, Israel and Italy. For more information see “Item 3.D: Risk Factors - Risks Related to our Renewable Energy Operations,” “Item 3.D: Risk Factors - Risks Related to our Investment in Dori Energy,” “Item 3.D: Risk Factors - Risks Related to our Other Operations”, “Item 4.B: Material Effects of Government Regulations on the PV Plants,” “Item 4.B: Material Effects of Government Regulations on Dorad’s Operations,” “Item 4.B: The Netherlands Waste-to-Energy Market and Regulation” and “Item 4.B: Material Effects of Government Regulations on The Manara PSP.”

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

As of December 31, 2020, we had tax loss carry-forwards in the amount of approximately €0.9 million. Such carry-forward tax losses are following a decrease of approximately €20 million as a result of a tax inspection and a final settlement reached with the tax authorities in 2018. Under current Israeli tax laws, tax loss carry-forwards do not expire and may be offset against future taxable income. The amount of tax loss carry-forwards is subject to tax inspections and final assessments of settlements with the tax authorities.

B.           Liquidity and Capital Resources

General

As of March 1, 2021, we held approximately €125 million in cash and cash equivalents, approximately €1.76 million in marketable securities and approximately €10 million in restricted short-term and long-term cash.

Although we now hold the aforementioned funds, we may need additional funds if we seek to acquire certain new businesses and operations and if we seek to implement our project development plans and to advance large development projects that require substantial funds. If we are unable to raise funds through public or private financing of debt or equity, we will be unable to fund certain projects, investments or business combinations that could ultimately improve our financial results. We cannot ensure that additional financing will be available on commercially reasonable terms or at all.

We entered into various project finance agreements in connection with the financing of our Spanish PV Plants, including the Talasol PV Plant (all as more fully described below). In January 2014 and June 2014 we issued the Series A Debentures, which were repaid by us in full in January 2020. In March 2017 we issued the Series B Debentures, which were repaid by us in full in March 2021, in July 2019, October 2020 and February 2021 we issued the Series C Debentures and in February 2021 we issued the Series D Debentures, all as more fully described below. In addition, in February 2021, the Manara PSP Project Finance reached financial closing, the Talmei Yosef PV Plant, our PV Plants in Spain and our WtE Plants also obtained project financing as more fully described below. We currently have no agreements, commitments or understandings for additional financing, however we will require additional funds in order to advance the projects that are currently under development or that will be developed in the future. The project finance arrangements entered into by several of the Italian project companies holding our Italian PV plants were transferred as part of the sale of our Italian PV Portfolio on December 20, 2019.

On July 17, 2019, we issued 800,000 ordinary shares to several Israeli qualified investors in a private placement undertaken in accordance with Regulation S. The price per share was NIS 39.20 and we received net proceeds of approximately NIS 31.1 million (approximately €50 million) (net of related expenses such as consultancy fee of approximately NIS 0.2 million).

On February 18, 2020, we issued 715,000 ordinary shares and warrants to purchase an additional 178,750 ordinary shares to several Israeli institutional investors in a private placement undertaken in accordance with Regulation S. The price per share was NIS 70. The warrants are exercisable for a period of one year, with an exercise price of NIS 80 per ordinary share. We received net proceeds of NIS 49.9 million (approximately €13.5 million) (net of related expenses such as consultancy fee of approximately NIS 0.1 million).

On July 20, 2020, we issued 450,000 ordinary shares to several Israeli qualified investors in a private placement undertaken in accordance with Regulation S. The price per share was NIS 70.5 (approximately €18 based on the Euro/NIS exchange rate at that time) and we received gross proceeds of approximately NIS 31.7 million (approximately €8.1 million based on the Euro/NIS exchange rate at that time).

On October 26, 2020, we completed a public offering in Israel of additional Series C Debentures and of a new series of options, tradable on the Tel Aviv Stock Exchange, to purchase the Company’s ordinary shares at an exercise price per share of NIS 150 (subject to adjustments upon customary terms), or the Series 1 Options. We issued an aggregate principal amount of NIS 154 million (approximately €38.5 million) of our Series C Debentures and 385,000 Series 1 Options. The gross proceeds from the offering amounted to approximately NIS 164.2 million (approximately €41.1 million). The net proceeds of the offering, net of related expenses such as consultancy fee and commissions, were approximately NIS 162.4 million (approximately €40.3 million based on the Euro/NIS exchange rate at that time).

Since January 1, 2021, we completed public offerings in Israel of additional Series C Debentures and of the newly-issued Series D Debentures, convertible into our ordinary shares and Israeli institutional investors exercised warrants previously issued to them in a private placement. In addition, we performed an early repayment, in full, of our Series B Debentures and entered into the Manara PSP Project Finance. For more information see “Item 4.A: History and Development of Ellomay” under “Recent Developments,” “Item 4.B: Business Overview” and “Item 10.C: Material Contracts.”

As of December 31, 2020, we had working capital of approximately €42.9 million, compared to working capital of approximately €45.4 million as of December 31, 2019. In our opinion, our working capital is sufficient for our present requirements.

We currently invest our excess cash in cash and cash equivalents that are highly liquid and in short term deposits and marketable securities.

As of December 31, 2020, we had approximately €66.8 million of cash and cash equivalents, compared with approximately €44.5 million of cash and cash equivalents at December 31, 2019 and approximately €36.9 million of cash and cash equivalents at December 31, 2018. The increase in cash during the year ended December 31, 2020 was mainly due to the private placement of our ordinary shares in July 2020 and the additional issuance of our Series C Debentures in October 2020, partially offset by expenses and investments in projects under development. The increase in cash during the year ended December 31, 2019 was mainly due to the issuance of our Series C Debentures and the private placement of our ordinary shares, both in July 2019, the payment received in consideration for the sale of 49% of Talasol in April 2019, the payment received in consideration for the sale of our Italian PV plants in December 2019 and the financing of our Spanish PV Plants in March 2019, partially offset by expenses and investments in the Talasol PV Plant.

Project Finance

We are currently party to project finance agreements in connection with our Spanish and Israeli PV Plants and in connection with our WtE Plants. The Manara PSP Project Finance reached financial closing in February 2021. We may in the future exercise additional project finance agreements with respect to one or more of our other current or future plants. The following is a brief description of the project finance agreements that existed during the year ended December 31, 2020.

PV Project Finance

Talasol PV Plant Finance

On April 30, 2019, the Talasol PV Plant reached financial closing, or the Talasol PV Plant Finance. The Talasol PV Plant Finance includes the following facilities:

a
A term facility in the amount of approximately €65.9 million, with a term ending on September 30, 2033, repaid in unequal sculptured semi-annual installments. Loan amounts drawn from this facility will bear an annual interest of 6 month Euribor (with a zero floor and synchronous with the applicable interest period described below) plus a margin determined based on the stage of the Talasol PV Plant. The applicable margins are: (i) 2.25% until technical completion, (ii) 2% from technical completion until the 5th anniversary of technical completion, (iii) 2.25% from the 5th anniversary of technical completion until the termination date of the power hedge agreement that Talasol entered into last June (the “PPA”, i.e., September 30, 2030), and (iv) 2.5% from the termination date of the PPA until the end of the term of the commercial term facility;

b
A revolving debt service reserve facility in the amount of €4.45 million, with a term ending on the earlier of: (i) September 30, 2033, or (ii) the date on which the commercial term loan set forth under (a) above has been repaid in full. Loan amounts drawn from this facility will bear an annual interest of 6 month Euribor (with a zero floor) plus a margin determined based on the stage of the Talasol PV Plant. The applicable margins are: (i) 2.5% until technical completion, (ii) 2.25% from technical completion until the 5th anniversary of technical completion, (iii) 2.50% from the 5th anniversary of technical completion until the termination date of the PPA, and (iv) 2.75% from the termination date of the PPA until the termination date;

c
A VAT facility in the amount of €6.67 million, with a term ending on June 30, 2021, repaid by using balances available in the VAT reimbursement account but in no event later than June 30, 2021. Loan amounts drawn from this facility will bear an annual interest of 1 month Euribor (with a zero floor) plus a margin of 2%;

d
A letter of credit facility in the initial amount of €12 million, with a term ending on September 30, 2030, to be repaid in full on its termination date and bearing an annual interest of (i) 1.25% for amounts cash covered, and (ii) 2% for any other amounts;

e
A term facility in the amount of €65 million from EIB, granted under the Investment Plan for Europe known as the Juncker Plan, with a term ending on September 30, 2033, repaid in unequal sculptured semi-annual installments. Loan amounts drawn from this facility will bear an annual interest of Euribor synchronous with the applicable interest period described below plus a margin (expected to be 1.76%); and

f
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

During the construction period, interest payments on the term, revolving debt and VAT facilities will be made on a monthly basis, and semi-annually thereafter (commencing March 31, 2021). The VAT facilities’ interest period, however, remains on a monthly basis. The agreements executed in connection with the Talasol PV Plant Finance provide for mandatory prepayment upon the occurrence of certain events and various customary representations, warranties and covenants, including covenants to maintain a Historic and Projected DSCR not lower than 1.05:1, and not to make distributions in the event that: (i) the Historic and Projected DSCR will be lower than 1.15:1.0 and (ii) the Loan Life Cover Ratio will be lower than 1.20:1.0. The facilities provided by the EIB include certain other representations and undertakings mandated by applicable EU regulation.

The Talasol PV Plant Finance documents require that security interests be provided in connection with the following: (i) Talasol’s shares (held by the Company’s wholly-owned subsidiary, Ellomay Luxemburg), (ii) pledges over accounts, (iii) pledges over Talasol PV Plant’s documents, (iv) pledges over receivables under the shareholders loans, (v) security assignment of hedging claims and (vi) promissory equipment mortgage.

In connection with the Talasol PV Plant Finance, Ellomay Luxemburg, our wholly-owned subsidiary and the parent company of Talasol and the Company undertook separately to (indirectly) retain at least 50.1% of the shares in Talasol and not to buy any debt of, or hedging claims against, Talasol from the entities providing the financing to the Talasol PV Plant.

On April 30, 2019, Talasol entered into a swap agreement, replacing the Euribor 6 month rate with a fixed 6 month rate of approximately 0.9412%.

As the financing was structured for the term of the PPA signed in connection with the Talasol PV Plant (ten years) plus additional three years beyond the term of the PPA, the Talasol PV Plant Finance documentation requires Talasol to prepay the term loans via cash-sweeps to ensure that the term loans are repaid in full until the termination date of the PPA. Talasol has the option to place the relevant cash sweep amounts on a reserve account instead, and, in the event it enters into a satisfactory new power purchase agreement or power hedge agreement, the amounts on the reserve account may be transferred to the operating account of Talasol, to the extent they are not required in prepayment of the term loans to ensure that during the remainder of the term loans the base case ratios are complied with.

As of December 31, 2020, Talasol made withdrawals under the Talasol Project Finance in the aggregate amount of €107.8 million and the amount outstanding out of the VAT facility was approximately €0.06 million. The aggregate outstanding loan balance is netted with an amount of approximately €9.5 million debt issuance costs to be amortized over the length of the underlying loan.

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

As of December 31, 2020, the outstanding amounts under the Project Finance were approximately €15.4 million. This aggregate outstanding loan balance is netted with an amount of approximately €0.2 million debt issuance costs to be amortized over the length of the underlying loan.

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

As of December 31, 2020, the outstanding amount under the Talmei Yosef Project Finance was approximately NIS 68.8 million (approximately €17.4 million). This aggregate outstanding loan balance is netted with an amount of approximately NIS 0.6 million (approximately €0.2 million) debt issuance costs to be amortized over the length of the underlying loan.

The Project Finance documents require that security interests be provided in connection with the following: (i) the Talmei Yosef project company’s shares and rights in the Talmei Yosef PV Plant, (ii) pledges over accounts, and (iii) pledges over future receivables from the sale of electricity. The Project Finance documents also require the Talmei Yosef project company to deposit funds for the renewal of equipment (approximately NIS 5.2 million as of December 31, 2020) as well as funds sufficient to cover its debt service required level which consists of six months payment of principal and interest (approximately NIS 1.6 million as of December 31, 2020).

WtE Plants Finance

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

As of December 31, 2020, the outstanding amount under the Groen Goor Project Finance was approximately €4.5 million.

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

As of December 31, 2020, the outstanding amount under the Oude Tonge Project Finance was approximately €3.9 million.

Groen Gas Gelderland Project Finance

GG Gelderland entered into a senior project finance agreement, or the Gelderland Loan Agreement, with Rabobank, that includes the following tranches: (i) four loans with principal amounts of (a) approximately €2.5 million (with a fixed interest rate of 3.6% for the first five years), (b) €1.2 million (with a fixed interest rate of 4.5% for the first five years), (c) €0.4 million (with a fixed interest rate of 3.55% for the first five years) and (d) approximately €2.8 million (with a fixed interest rate of 4.5% for the first five years), for a period of 12 years (144 monthly payments), repayable in equal monthly installments and (ii) an on-call credit facility of €0.75 million with variable interest. An aggregate amount of approximately €6.9 million was withdrawn in 2015, 2016 and 2018 on account of these loans. On November 30, 2020, GG Gelderland replaced the loan set forth in (i)(a) above which as of that date had an outstanding principal amount of €1.89 million, with a another loan from Rabobank with a fixed interest rate of 3.1% per year, repayable in 56 payments monthly, with a repayment of principal in one payments on August 2025. On the same date, the interest for the other loans bearing a fixed interest rate of 4.5% per year for 5 years was reduced to 3.5% per year for the next 5 years, commencing December 2020. In connection with the Gelderland Loan Agreement, the following securities were provided to Rabobank: (i) pledge on the present and future rights arising from the feedstock purchase agreement, the EPC agreement, the O&M agreement, the SDE subsidy, the various power and green gas purchase agreements, and the green gas certification supply agreement, (ii) pledge on all present and future (a) receivables arising from business and trade, and (b) stock and inventory including machinery and transport vehicles of GG Gelderland, and (iii) all rights/claims of GG Gelderland against third parties existing at the time of the execution of the Gelderland Loan Agreement, including rights from insurance agreements. In connection with the Gelderland Loan Agreement, Ellomay Luxembourg, the Company wholly-owned subsidiary, provided the undertaking to Rabobank that Ellomay Luxembourg will not sell the shares of GG Gelderland without the prior written consent of Rabobank.

As of December 31, 2020, the outstanding amount under the Gelderland Loan Agreement was approximately €5.4 million.

GG Gelderland entered into a loan agreement in the end of November 2020, with Ontwikkelingsnaatscgappij Oost-Nederland N.V., or Oost, as a benefit created following the corona period. The loan is with a principal amount of €0.75 million with a fixed interest rate of 3% per year for 3 years. The interest and the principle will be fully repaid in one single amount after 3 years. According to the agreement with Oost, the loan term may be prolonged up to 5 years.

As of December 31, 2020, the outstanding amount under the agreement with Oost was approximately €0.75 million.

Other Financing Activities

As of December 31, 2020, we had an aggregate principal amount of approximately NIS 86.3 million outstanding Series B Debentures and approximately NIS 243.1 million outstanding Series C Debentures. Subsequent to December 31, 2020, we issued an additional aggregate amount of NIS 100.939 million Series C Debentures and NIS 62 million Series D Convertible Debentures. We also performed an early repayment of all of our Series B Debentures as noted below.

Series B Debentures

On March 14, 2017, we issued approximately NIS 123.2 million (approximately €31.7 million, as of the issuance date) of unsecured non-convertible Series B Debentures due June 30, 2024 through a public offering in Israel. The gross proceeds of the offering were approximately NIS 123.2 million and the net proceeds of the offering, net of related expenses such as consultancy fee and commissions, were approximately NIS 121.4 million (approximately €31.2 million). The Series B Debentures were traded on the TASE and have been rated Baa1.il /Stable, on a local scale, by Midroog Ltd.

The principal amount of Series B Debentures was repayable in six (6) annual installments as follows: on June 30 of each of the years 2019-2022 (inclusive) 15% of the Principal shall be paid, and on June 30 of each of 2023-2024 (inclusive) 20% of the Principal shall be paid, and is not linked to the CPI or otherwise. The Series B Debentures initially bore a fixed interest at the rate of 3.44% per year (that is not linked to the Israeli CPI or otherwise), payable semi-annually on June 30 and December 31 of each of the years 2017 through June 30, 2024 (inclusive). On November 13, 2017, following a rating downgrade of our Debentures from ilA- to ilBBB+ (by the previous rating company that rated the Series B Debentures, Standard & Poor’s Maalot Ltd.), the Series B Debentures fixed annual interest rate was increased by 0.25% to 3.69%.

As of December 31, 2020, the outstanding amount under the Series B Debentures was approximately NIS 85.7 million (approximately €21.7 million).

On February 28, 2021, we announced that we will fully repay our Series B Debentures on March 18, 2021 and on such date our Series B Debentures were repaid in full. Pursuant to the terms of the deed of trust governing the Series B Debentures, the early repayment amount consisted of a principal payment in the amount of approximately NIS 86.3 million (approximately €21.5 million), accrued interest in the amount of approximately NIS 0.7 million (approximately €0.16 million) and a prepayment charge of approximately NIS 3.4 million (approximately €0.86 million), amounting to an aggregate repayment amount of approximately NIS 90.4 million (approximately €22.5 million).

Series C Debentures

On July 25, 2019, we issued approximately NIS 89.1 million (approximately €22.7 million, as of the issuance date) of unsecured non-convertible Series C Debentures due June 30, 2025 through a public offering in Israel. The gross proceeds of the offering were approximately NIS 89.1 million and the net proceeds of the offering, net of related expenses such as consultancy fee and commissions, were approximately NIS 87.6 million (approximately €22.3 million). On October 26, 2020, we completed a public offering in Israel of additional Series C Debenture and of the Series 1 Options. In connection with this public offering, we issued an aggregate principal amount of NIS 154 million (approximately €38.5 million) of our Series C Debentures. The gross proceeds from the offering amounted to approximately NIS 164.2 million (approximately €41.1 million), and the net proceeds of the offering, net of related expenses such as consultancy fee and commissions and interest paid on these additional Series C Debentures were NIS 162.4 million (approximately €40.3 million). The Series C Debentures are traded on the TASE.

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

The Series C Deed of Trust includes a number of customary causes for immediate repayment, including a default with certain financial covenants for two consecutive financial quarters, and includes a mechanism for the update of the annual interest rate of the Series C Debentures in the event we do not meet certain financial covenants. The financial covenants are as follows:

a
Our balance sheet equity, on a consolidated basis, shall not be less than €50 million for purposes of the immediate repayment provision and shall not be less than €60 for purposes of the annual interest update provision;

b
The ratio of (a) the short-term and long-term debt from banks, in addition to the debt to holders of debentures issued by us and any other interest-bearing financial obligations, net of cash and cash equivalents and short-term investments and net of financing of projects, including hedging transactions in connection with such financing, of our subsidiaries, or, together, the Net Financial Debt, to (b) our equity (which we calculate in line with the definition of Balance Sheet Equity in the Series C Deed of Trust), on a consolidated basis, plus the Net Financial Debt, or our CAP, Net, to which we refer herein as the Ratio of Net Financial Debt to CAP, Net, shall not exceed the rate of 67.5% for purposes of the immediate repayment provision and shall not exceed a rate of 60% for purposes of the annual interest update provision; and

c
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

The Series C Deed of Trust further provides that we may make distributions (as such term is defined in the Companies Law, e.g. dividends), to our shareholders, provided that: (a) we will not distribute more than 75% of the distributable profit, (b) we will not distribute dividends based on profit due to revaluation (for the removal of doubt, negative goodwill will not be considered a revaluation profit), (c) we are in compliance with all of our material undertakings to the holders of the Series C Debentures and (d) on the date of distribution and after the distribution no cause for immediate repayment exists. We are also required to maintain the following financial ratios (which are calculated based on the same definitions applicable to the financial covenants set forth above) after the distribution: (i) balance sheet equity not lower than €70 million, (ii) Ratio of Net Financial Debt to CAP, Net not to exceed 60%, and (iii) Ratio of Net Financial Debt to Adjusted EBITDA, shall not be higher than 8, and not to make distributions if we do not meet all of our material obligations to the holders of the Series C Debentures and if on the date of distribution and after the distribution a cause for immediate repayment exists.

As of December 31, 2020, the outstanding amount under the Series C Debentures was approximately NIS 243.1 million (approximately €61.6 million). As noted above, subsequent to December 31, 2020 we issued an additional aggregate principal amount of NIS 100.939 million (approximately €25.6  million based on the Euro /NIS exchange rate as of December 31, 2020) Series C Debentures.

For further information concerning the Series C Deed of Trust, see “Item 10.C: Material Contracts” and the Series C Deed of Trust included as exhibit 4.19 under “Item 19. Exhibits.”

In connection with the issuance of our Debentures, we undertook to comply with the “hybrid model disclosure requirements” as determined by the Israeli Securities Authority and as described in the prospectuses published in connection with the public offering of our Debentures. This model provides that in the event certain financial “warning signs” exist in our consolidated financial results or statements, and for as long as they exist, we will be subject to certain disclosure obligations towards the holders of our Debentures.

One possible “warning sign” is a “continuing” negative cash flow from operating activities in the event the board of directors of the company does not determine that the continuing negative cash flow from operation activities does not indicate a liquidity problem. In examining the existence of warning signs as of December 31, 2020, our Board of Directors noted the negative cash flow from operating activities during each of the four quarters of the year ended December 31, 2020. Our Board of Directors concluded that the aforementioned negative cash flow should not be deemed as “continuing” due to the fact that the negative cash flow from operating activities resulted from the sale of our Italian PV Portfolio in December 2019, due to the expected cash flow from the Talasol PV Plant, which was connected to the grid in late December 2020, and due to the Company’s cash position.

On March 30, 2020, our Board of Directors approved a plan to repurchase our Debentures in an aggregate amount of up to NIS 15 million for a six month period and on September 24, 2020, our Board of Directors approved the extension of the plan for an additional six month period. The timing, volume and nature of repurchases will be at the sole discretion of management and will depend on market conditions, the price and availability of our Debentures, and other factors. No assurance can be given that any particular amount of Debentures will be repurchased and the repurchase plan does not obligate the Company to acquire a specific amount of Debentures in any period.
We currently have no agreements, commitments or understandings for additional financing, however we will require additional funds in order to advance the projects under development or that will be developed in the future.

Cash flows

The following table summarizes our cash flows for the periods presented:

	Year ended December 31,
	2020	2019	2018	2020
	euro			Convenience Translation into US$*
	(in thousands)
Net cash provided by (used in) operating activities	(5,826)	3,712	6,590	(7,148)
Net cash used in investing activities	(112,135)	(68,862)	(5,795)	(137,564)
Net cash provided by financing activities	141,637	72,518	12,258	173,759
Effect of exchange rate fluctuations on cash and cash equivalents	(1,340)	259	(133)	(1,646)
Increase in cash and cash equivalents	22,332	7,627	12,920	27,401
Cash and cash equivalents at the beginning of the year	44,509	36,882	23,962	54,603
Cash and cash equivalents at the end of the year	66,845	44,509	36,882	82,004

* Convenience translation into USD based on an exchange rate of euro 1 = US$1.227.

Operating activities

In the year ended December 31, 2020, we had net loss of approximately €3.5 million, primarily due to the sale of our Italian PV Portfolio in December 2019 and project development costs. Net cash used in operating activities was approximately €5.8 million.

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

Investing activities

Net cash used in investing activities was approximately €112.1 million in the year ended December 31, 2020, primarily attributable to investments in the Talasol PV Plant.

Net cash used in investing activities was approximately €68.9 million in the year ended December 31, 2019, primarily attributable to funds transferred to the nominee company in connection with the early repayment of the Series A Debentures and to investments in the Talasol PV Plant partially offset by the consideration received in connection with the sale of our Italian subsidiaries in December 2019.

Net cash used in investing activities was approximately €5.8 million in the year ended December 31, 2018, primarily attributable to acquisition of fixed assets in the WtE Plants in the Netherlands and a refundable down payment in connection with the Talasol PV Plant.

Financing activities

Net cash provided by financing activities in the year ended December 31, 2020 was approximately €141.6 million, derived primarily from loan amounts withdrawn on account of the Talasol PV Plant Finance, the issuance of additional Series C Debentures and the private placement of our ordinary shares, partially offset by the early repayment of Debentures A at January 5, 2020.

Net cash from financing activities in the year ended December 31, 2019 was approximately €72.5 million, derived primarily from the shareholder loans injected by our partners that hold 49% in the Talasol PV Plant, the financing of our Spanish PV Plants, the issuance of the Series C Debentures and the private placement of our ordinary shares, partially offset by prepaid expenses in connection with the Talasol project finance.

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

During 2020, we issued additional Series C Debentures and issued ordinary shares in a private placement and withdrew funds under the project finance facilities of the Talasol PV Plant. For more information see “General” and “Series C Debentures” under “Other Financing Activities” and “Project Finance” above and Notes 11, 12 and 16 to our financial statements included in this Report.

During 2019, we issued the Series C Debentures, issued ordinary shares in a private placement and obtained project finance for our Spanish PV Plants and for the Talasol Project. For more information see “General” and “Series C Debentures” under “Other Financing Activities” and “Project Finance” above and Notes 11, 12 and 16 to our financial statements included in this Report.

As of December 31, 2020, we were not in default under any financial covenants pursuant to the agreements set forth above.

As of December 31, 2020, our total current assets amounted to approximately €88 million, of which approximately €66.8 million was in cash and cash equivalents and approximately €1.8 million was in marketable securities, compared with total current liabilities of approximately €45.2 million.

As of December 31, 2019, our total current assets amounted to approximately €83.1 million, of which approximately €44.5 million was in cash and cash equivalents and approximately €2.2 million was in marketable securities, compared with total current liabilities of approximately €37.7 million.

The increase in our cash and marketable securities balance is mainly attributable to the cash received in connection with the issuance of additional Series C Debentures, the private placement of our ordinary shares, the financing of the Talasol PV Plant and the cash collected in connection with the sale of electricity, net of amounts invested in new operations, repayment of loans and general and administrative expenses.

Outstanding Options

As of March 15, 2021, we had 385,000 Series 1 Options were outstanding. Each Series 1 Option is exercisable into one Ordinary Share, at an exercise price of NIS 150 (subject to adjustments upon customary terms).

During January and February 2021, Israeli institutional investors exercised warrants to purchase an aggregate of 178,750 Ordinary Shares, issued to them in a private placement of our ordinary shares and warrants consummated on February 18, 2020. The exercise price per share was NIS 80 (approximately €20.3 based on the Euro/NIS exchange rate as of December 31, 2020) and the aggregate gross proceeds received in connection with the exercise of the warrants was approximately NIS 14.3 million (approximately €3.6 million based on the Euro /NIS exchange rate as of December 31, 2020).

C.           Research and Development, Patents and Licenses, etc.

We did not conduct any research and development activities in the years ended December 31, 2018, 2019 and 2020.

D.           Trend Information

We operate in the Italian and Spanish photovoltaic markets, in the Netherlands waste-to-energy market and in the Israeli energy market through our four PV Plants in Spain, the Talasol PV Plant (of which we own 51%), our PV Plant in Israel, three WtE Plants in the Netherlands, , our ownership of 50% of the issued and outstanding shares of Dori Energy, our ownership of 83.333% of the Manara PSP and several other projects under development in Italy and in Spain. Our operating PV Plants are all fully operational and connected to the relevant national grids. However, as the Oude Tonge plant only commenced operations in June 2018, the Gelderland plant was acquired on December 1, 2020 and the Talasol PV Plant was connected to the Spanish national grid on December 26, 2020, our results for 2018-2020 do not reflect a full three-years of operations of such projects. In addition, as we sold our Italian PV Portfolio on December 20, 2019, our results for 2018-2019, which include the revenues from such plants, are not indicative of our future results.

Our business and revenue growth from the markets in which we operate depends, among other factors, on payments received in accordance with applicable regulation and from the sale of the electricity produced by our plants and on seasonality and availability of raw materials. Revenue derived from our PV operations tends to be lower in the winter, primarily because of adverse weather conditions. The growth of our renewable energy business in Spain, the Netherlands, Israel and elsewhere and our other operations are affected significantly by government subsidies and economic incentives. In addition, our ability to continue to leverage the investment in these markets, may affect the profitability of past and future transactions. Dorad’s revenues are also dependent to an extent on regulation and seasonality. For more information see “Item 3.D: Risk Factors - Risks Related to our Renewable Energy Operations,” “Item 3.D: Risk Factors - Risks Related to our Investment in Dori Energy,” and “Item 4.B: Business Overview.”

E.          Off-Balance Sheet Arrangements

We are not a party to any material off-balance sheet arrangements. In addition we have no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations.

F.          Tabular Disclosure of Contractual Obligations

The following table of our material contractual obligations as of December 31, 2020, summarizes the aggregate effect that these obligations are expected to have on our cash flows in the periods indicated:

Payments due by period (in thousands of euro)
Contractual Obligations*	Total	Less than 1 year	1 – 3 years	3 – 5 years	more than 5 years
Long-term loans (including current maturities)(1)	263,112	20,896	34,645	32,594	174,977
Debentures (including current maturities)(1)	91,431	13,502	33,368	44,561	-
Lease liability	28,910	1,051	1,941	1,799	24,119
SWAP contracts	9,570	1,378	2,490	2,109	3,593
Currency SWAP	132	(12)	63	81	-

Total	393,155	36,815	72,507	81,144	202,689
______________________
*	For contractual obligations related to our investment in the Italian and Spanish photovoltaic market, please refer to “Business.”
(1)	These amounts include future payments of interest.

ITEM 6: Directors, Senior Management and Employees

A.          Directors and Senior Management

Directors and Senior Management

The following table sets forth certain information with respect to our directors and senior management, as of March 15, 2021:

Name	Age	Position with Ellomay

Shlomo Nehama(1)(2)	66	Chairman of the Board of Directors
Ran Fridrich(1)(2)	68	Director and Chief Executive Officer
Anita Leviant(1)(3)(4)	66	Director
Ehud Gil	46	Director
Dr. Michael J. Anghel(3)(4)(5)	82	Director
Daniel Vaknin(3)(4)(5)	65	Director
Kalia Weintraub	42	Chief Financial Officer
Ori Rosenzweig	44	Chief Investment Officer
Yehuda Saban	42	Director of Operations for Israel and EVP of Business Development
______________________
(1)
Elected pursuant to the Shareholders Agreement, dated as of March 24, 2008, between S. Nechama Investments(2008) Ltd. and Kanir Joint Investments (2005) Limited Partnership (See “Item 7.A: Major Shareholders”).

(2)	Provides management services to the Company pursuant to the Management Services Agreement (See “Item 6.B: Compensation”).
(3)	Independent Director pursuant to the NYSE American LLC rules.
(4)	Member of our Audit and Compensation Committees.
(5)	External Director pursuant to the Companies Law.

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

Ehud Gil has served as a director of Ellomay since November 12, 2020. Mr. Gil has been an entrepreneur in the intersection of security and technology, and a consultant to the Israeli Ministry of Defense. In 2018, Mr. Gil retired from the Israeli Defense Forces, or IDF, at the rank of Lieutenant-Colonel. Prior to his retirement from the IDF, Mr. Gil held various key managerial positions in the IDF and the Israeli Ministry of Defense, including Head of Planning and Control Branch, Head of Training Branch in the General Headquarters of the IDF, and Director of Projects for the IDF.  Mr. Gil holds an M.Ed. (with honors) in Management and Organization of Education Systems from the University of Haifa and a B.Sc. in Materials Engineering from the Ben-Gurion University of the Negev. As indicated below, Mr. Gil is the brother-in-law of the late Mr. Hemi Raphael.

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

Daniel Vaknin, has served as an external director of Ellomay since December 20, 2020. Mr. Vaknin is a financial consultant. Mr. Vaknin currently serves on the Board of Directors of Global Wings Leasing Ltd. (TASE: GKL), Arad Ltd. (TASE: ARD) and Kardan Israel Ltd. (TASE: KRDI) and served on the Board of Directors of Global Wings Leasing Ltd. (TASE: GKL) until 2020. From 2007 to 2011 Mr. Vaknin served as Chief Executive Officer of Israel Financial Levers Ltd. From 2005 to 2007 Mr. Vaknin served as the Chief Executive Officer of Phoenix Investments and Finance Ltd. From 2004 to 2005 Mr. Vaknin served as the Vice Chief Executive Officer of I.D.B Development Company Ltd. Prior to that Mr. Vaknin was a Senior Partner at Kesselman & Kesselman C.P.A.s, a member firm of PricewaterhouseCoopers International Limited. Mr. Vaknin is a CPA and holds a BA in Economics and Accounting from the Hebrew University in Jerusalem.

Kalia (Weintraub) Rubenbach has served as our chief financial officer since January 2009. Prior to her appointment as our chief financial officer, Ms. Weintraub served as our corporate controller from January 2007 and was responsible, among her other duties, for the preparation of all financial reports. Prior to joining Ellomay, she worked as a certified public accountant in the AABS High-Tech practice division of the Israeli accounting firm of Kost Forer Gabbay & Kasierer, an affiliate of the international public accounting firm Ernst & Young, from 2005 through 2007 and in the audit division of the Israeli accounting firm of Brightman Almagor Zohar, an affiliate of the international public accounting firm Deloitte, from 2003 to 2004. Ms. Weintraub holds a B.A. in Economics and Accounting and an M.B.A. from the Tel Aviv University and is licensed as a CPA in Israel.

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

On November 12, 2020, Mr. Hemi Raphael resigned from our Board of Directors for personal reasons and we appointed Ehud Gil to our Board of Directors. Mr. Gil is the brother-in-law of the late Mr. Raphael.

Mr. Raphael passed away during December 2020. Mr. Raphael served on the Company’s Board of Directors from June 2006 until his resignation and provided services to the Company under the Management Services Agreement. For more information concerning the Management Services Agreement, see “Compensation” below.

On December 19, 2020, the third term of Mordechai Bignitz as external director ended and on December 20, 2020, Mr. Daniel Vaknin joined our Board of Directors, our Audit Committee and our Compensation Committee as external director following his appointment by our shareholders for a three-year term as required under the Companies Law.

B.          Compensation

General

Salaries, fees, commissions, share compensation and bonuses paid or accrued with respect to all of our directors and senior management as a group in the fiscal year ended December 31, 2020 was approximately €1.038 million, including an amount of approximately €0.62 million related to pension, retirement and other similar benefits. These figures do not include the compensation of Messrs. Shlomo Nehama and Ran Fridrich, who are members of our Board and of Mr. Hemi Raphael, who was a member of our Board until November 12, 2020 and passed away in December 2020, that are compensated pursuant to the Management Services Agreement (see “Item 7.B: Related Party Transactions” below) and have, in connection with such agreement, waived their right to receive the compensation, including options, paid to our directors.

The table below reflects the terms of service and employment of our five most highly compensated “office holders” (as such term is defined in the Companies Law) during or with respect to the year ended December 31, 2020. All amounts reported in the table below are as recognized in our financial statements for the year ended December 31, 2020.

	Salary(1)	Management Fees		Bonus	Share-Based Payment	Total
Name and Position	(euro in thousands)
Shlomo Nehama, Chairman of the Board	-	175	(2)	-	-	175	(2)
Ran Fridrich, CEO and Director	-	175	(2)(3)	-	-	175	(2)(3)
Yehuda Saban, Director of Operations for Israel and EVP of Business Development	249	-		69	-	318
Kalia Weintraub, Chief Financial Officer	244	-		59	-	303
Ori Rosenzweig, Chief Investment Officer	259	-		-	-	259
_____________________________
1.
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

2.
Such amounts are paid pursuant to the terms of the Management Services Agreement among the Company, Kanir and Meisaf Blue & White Holdings Ltd., which provides for an annual aggregate payment of $400,000. For additional information, see “Management Services Agreement” below.

3.
The Management Services Agreement provides for an aggregate payment to Kanir of $200,000 in connection with services provided by Messrs. Fridrich and Raphael (that served as a member of our board and provided management services to us until shortly before he passed away in December 2020). For purposes of this tabular presentation, we attribute the aggregate annual payment to Kanir to Mr. Fridrich, however, this division does not necessarily represent the actual amounts received by each of Mr. Fridrich and Mr. Raphael from Kanir during the year.

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

Compensation of Non-Executive Directors

As approved by our shareholders, we pay our non-executive directors (Anita Leviant, Dr. Michael J. Anghel, Daniel Vaknin and Ehud Gil) remuneration for their services as directors. During 2010 and thereafter, based on the approval by our shareholders at our annual general meeting of shareholders held on December 30, 2009 and on June 20, 2012, our current and future directors have been and would in the following years be paid the minimum fees permitted by the Companies Regulations (Rules for Compensation and Expenses of External Directors), 5760-2000, or the Compensation Regulations. The Compensation Regulations set forth a range of fees that may be paid by Israeli public companies to their external directors, depending upon each company’s equity based on the most recent financial statements. The current minimum cash amounts permitted to be paid to our external directors pursuant to the Compensation Regulations, are an annual fee of NIS 52,525 (equivalent to approximately €13,301 based on the Euro /NIS exchange rate as of March 15, 2021) and an attendance fee of NIS 1,855 (equivalent to approximately €470 based on the Euro /NIS exchange rate as of March 15, 2021) per meeting (board or committee). These amounts are updated once a year based on increases in the Israeli Consumer Price Index. According to the Compensation Regulations, which we apply to all our non-executive directors, the directors are entitled to 60% of the meeting fee if they participated at the meeting by teleconference and not in person, and to 50% of the meeting fee if resolutions were approved in writing, without convening a meeting.

Each of these non-executive directors also receives an annual grant of options to purchase 1,000 ordinary shares under the terms and conditions set forth in our 1998 Share Option Plan for Non-Employee Directors, or the 1998 Plan. The 1998 Plan provides for grants of options to purchase ordinary shares to our non-employee directors. The 1998 Plan, as amended, is administered, subject to Board approval, by the Compensation Committee and our Board. An aggregate amount of not more than 75,000 ordinary shares is reserved for grants under the 1998 Plan. The term of the 1998 Plan has been extended to December 8, 2028, unless earlier terminated by our Board.

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

Compensation Policy and Approval Process of Directors’ and Officers’ Terms of Service and Employment

The Companies Law regulates the approval process of arrangements with “office holders” as to their terms of service or employment, including the grant of an exemption, insurance, undertaking to indemnify or indemnification, retirement bonuses and any other benefit, payment or undertaking to pay any such amounts, given due to service or employment, or together, the Terms of Service and Employment. An “office holder” is defined under the Companies Law as a general manager, chief business manager, vice general manager, any other person assuming the responsibilities of any of the foregoing positions without regard to such person’s title, and a director, or manager directly subordinate to the general manager. Each person identified as a director or member of our senior management in the first table in this Item is an office holder.

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

C.           Board Practices

We are a “controlled company” as defined in Section 801 of the NYSE American LLC Company Guide. As a result, we are exempt from certain of the NYSE American LLC corporate governance requirements, including the requirement that a majority of the board of directors be independent, the requirement applicable to the nomination process of directors and the requirements applicable to the determination or recommendation of executive compensation by a committee comprised of independent directors or by a majority of the independent directors and the additional requirements concerning compensation committee independence, compensation advisor engagement and independence. If the “controlled company” exemption would cease to be available to us under the NYSE American LLC Company Guide, we may instead elect to follow Israeli law (“home country law”), which we currently follow, with respect to these matters. For more information see “Item 16.G: Corporate Governance.”

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

Terms of Directors

Our Board currently consists of six members, including two external directors. Pursuant to our Articles, unless otherwise prescribed by resolution adopted at a general meeting of our shareholders, our Board shall consist of not less than four (4) nor more than eight (8) directors (including the external directors). Except for our two external directors, the members of our Board are elected annually at our annual shareholders’ meeting and remain in office until the next annual shareholders’ meeting, unless the director has previously resigned, vacated his office, or was removed in accordance with the Articles. Our most recent annual meeting (the 2020 Shareholders Meeting), was held on May 13, 2020 and an extraordinary meeting of our shareholders was held on December 17, 2020, or the 2020 Extraordinary Meeting. Our Board, by unanimous approval of all directors then in office, may at any time appoint any person to serve as director as replacement for a vacated office or in order to increase the number of directors, subject to the condition that the number of directors shall not exceed the maximum established in the Articles. Any so appointed director shall remain in office until the next Annual Meeting, at which he may be reelected. On November 12, 2020, following the resignation of Mr. Raphael from our Board of Directors, our Board of Directors appointed Mr. Gil to serve as a Board member.

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

The initial term of an external director is three years. An external director may be re-elected to serve for two additional three-year terms in one of the two following methods: (i) the board of directors proposed the nomination of the external director for an additional term and her or his appointment is approved by the shareholders in the manner required to appoint external directors for an initial term as set forth above, or (ii) in the event a shareholder holding 1% or more of the voting rights nominates the external director for an additional term or in the event the external director nominates himself or herself for an additional term, the nomination is required to be approved by a majority of the votes cast by the shareholders of the company; provided that: (x) the votes of controlling shareholders, the votes of shareholders who have a personal interest in the approval of the appointment of the external director, other than a personal interest that is not as a result of such shareholder’s connections to the controlling shareholder, and abstaining votes are excluded from the counting of votes and (y) the aggregate votes cast by shareholders in favor of the nomination that are counted for purposes of calculating the majority exceeds two percent of the voting rights in the company. The external director nominated by shareholders may not be a related or competing shareholder or a relative of such shareholder at the date of appointment and may not have an affiliation to a related or competing shareholder at the date of appointment or for the two-year period prior to the appointment. A “related or competing shareholder” is defined by the Companies Law as the shareholder that proposed the nomination or a significant shareholder (a shareholder holding five percent or more of the outstanding shares of a company or of the voting rights in a company), provided that at the date of appointment of the external director such shareholder, its controlling shareholder or a corporation controlled by either of them, have business connections with the company or are competitors of the company. The term “affiliation” is defined as set forth above. In addition, Israeli companies listed on certain stock exchanges outside Israel, including the NYSE American LLC, such as our company, may appoint an external director for additional terms of not more than three years each subject to certain conditions. Such conditions include the determination by the audit committee and board of directors, that in view of the external director’s professional expertise and special contribution to the company’s board of directors and its committees, the appointment of the external director for an additional term is in the best interest of the company.

All of the external directors of a company must be members of its audit committee and compensation committee and at least one external director is required to serve on every committee authorized to exercise any of the powers of the board of directors. Our external directors are currently Dr. Michael J. Anghel and Daniel Vaknin.

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

The Companies Law requires that at least one of the external directors have “Accounting and Financial Expertise” and the other external directors have “Professional Competence.” Under the applicable regulations, a director having accounting and financial expertise is a person who, due to his or her education, experience and talents is highly skilled in respect of, and understands, business-accounting matters and financial reports in a manner that enables him or her to understand in depth the company’s financial statements and to stimulate discussion regarding the manner in which the financial data is presented. Under the applicable regulations, a director having professional competence is a person who has an academic degree in either economics, business administration, accounting, law or public administration or an academic degree in an area relevant to the company’s business, or has at least five years’ experience in a senior position in the business management of a corporation with a substantial scope of business, in a senior position in the public service or a senior position in the field of the company’s main business. Our Board determined that both Dr. Michael J. Anghel and Daniel Vaknin have the requisite accounting and financial expertise.

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

Independent Directors pursuant to the NYSE American LLC Requirements

In general, the NYSE American LLC Company Guide requires that a NYSE American LLC listed company have a majority of independent directors, as defined under the NYSE American LLC Company Guide, on its board of directors. Because we are a “controlled company” as defined in Section 801 of the NYSE American LLC Company Guide, we are exempt from this requirement. If the “controlled company” exemption would cease to be available to us under the NYSE American LLC Company Guide, we may instead elect to continue to follow Israeli law.

Our Board determined that three of the members of our Board, Dr. Anghel, Ms. Leviant and Mr. Vaknin, are “independent” within the meaning of Section 803A of the NYSE American LLC Company Guide.

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

Our Audit Committee, acting pursuant to a written charter adopted based on the requirements of the Companies Law, the rules promulgated under the Exchange Act and the NYSE American LLC Company Guide, currently consists of Dr. Michael Anghel, who is also the chairman of the Audit Committee, Daniel Vaknin and Anita Leviant. The members of our Audit Committee satisfy the respective “independence” requirements of the Securities and Exchange Commission, NYSE American LLC and Israeli law for audit committee members. During 2020, our Audit Committee met at least once each quarter.

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

Our Audit Committee assists our Board in fulfilling its legal and fiduciary obligations in matters involving our accounting, auditing, financial reporting, internal control and legal compliance functions by approving the services performed by our independent accountants and reviewing their reports regarding our accounting practices and systems of internal accounting controls. Under the Sarbanes-Oxley Act of 2002, the Audit Committee is also responsible for the appointment, compensation, retention and oversight of our independent accountants and takes those actions as it deems necessary to satisfy itself that the accountants are independent of management. However, under the Companies Law the appointment of independent auditors requires the approval of our shareholders, accordingly, the appointment of the independent auditors is approved and recommended to the shareholders by our Audit Committee and Board and ratified by the shareholders. Furthermore, pursuant to our Articles, our shareholders have the authority to determine the compensation of the independent auditors (or empower the Board to establish their remuneration, as they have in the annual shareholders meeting held during 2020) and such compensation is approved by our Board following a recommendation of the Audit Committee.

The Audit Committee discussed with the independent registered public accounting firm the matters covered by Statement on Auditing Standards No. 114, as well as their independence, and was satisfied as to the independent registered public accounting firm’s compliance with said standards.

Compensation Committee

The Companies Law requires the board of directors of a public company to appoint a compensation committee that shall consist of no less than three members, that will include all of external directors (which will constitute a majority of its members of the committee), and that the remainder of the members of the compensation committee be directors whose terms of service and employment were determined pursuant to the Compensation Regulations. In addition, the Companies Law imposes the same restrictions on the actions and membership in the compensation committee as are discussed above under “Audit Committee” with respect to, among other things, the requirement that an external director serve as the chairman of the committee and the list of persons who may not serve on the committee. Our Compensation Committee currently consists of Dr. Michael J. Anghel, who is also the chairman of the Compensation Committee, Daniel Vaknin and Anita Leviant.

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

The Israeli Securities Law, 5728-1968, or the Securities Law, and the Companies Law, authorize the Israeli Securities Authority to impose administrative sanctions against companies and their office holders for certain violations of the Israeli Securities Law or the Companies Law. These sanctions include monetary sanctions and certain restrictions on serving as a director or senior officer of a public company for certain periods of time. The maximum amount of the monetary sanctions that could be imposed upon individuals is a fine of NIS 1 million (equivalent to approximately €0.25 million), plus payments to persons who suffered damages as a result of the violation in an amount equal to the higher of: (i) compensation for damages suffered by all injured persons, up to 20% of the fine imposed on the violator, or (ii) the amount of profits earned or losses avoided by the violator as a result of the violation, up to the amount of the applicable monetary sanction.

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

At our annual shareholders meeting held on June 21, 2018, or the 2018 Shareholders Meeting, our shareholders authorized us to revise the indemnification, insurance and exemption provisions of our Articles and further authorized us, following the approval of our Compensation Committee and Board of Directors, to provide amended indemnification undertakings and exemption to each of our current and future office holders. Such approval also included the requisite majority required to approve the provision of indemnification undertakings to our Board members who are also deemed to be “controlling shareholders,” Messrs. Nehama, Fridrich and Raphael. At our 2020 Extraordinary Meeting, our shareholders approved granting an indemnification undertaking and exemption to Daniel Vaknin, one of our external directors and to Ehud Gil, as a relative of one of our late controlling shareholders (as noted above, Mr. Gil is the brother-in-law of the late Mr. Raphael, who at the time of the 2020 Extraordinary Meeting was one of our controlling shareholders).

The indemnification undertakings provided by us are limited to certain categories of events and the aggregate indemnification amount that we shall pay (in addition to sums payable by insurance companies) for monetary liabilities imposed on, or incurred by, the director or officer pursuant to all the indemnification undertakings issued by us to our directors and officers is also limited. Under the indemnification undertakings provided by us prior to the 2018 Shareholders Meeting, the aggregate indemnification amount payable by us for monetary liabilities may not exceed an amount equal to the higher of: (i) fifty percent (50%) of our net equity at the time of indemnification, as reflected on our most recent financial statements at such time, or (ii) our annual revenue in the year prior to the time of indemnification. Under the indemnification undertakings provided by us subsequent to the 2018 Shareholders Meeting and in line with the limitation currently included in our Compensation Policy, the aggregate indemnification amount payable by us for monetary liabilities, shall not exceed an amount equal to 25% of our shareholders’ equity according to the latest reviewed or audited consolidated financial statements approved by our Board of Directors prior to the date on which the indemnification amount is paid. Our previous form of indemnification undertaking is attached hereto as Exhibit 4.3 and our current form of indemnification undertaking and exemption, granted to office holders commencing the 2018 Shareholders Meeting, is attached hereto as Exhibit 4.4.

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

The current coverage of our directors’ and officers’ liability insurance policy is $15 million. At our 2020 Annual Meeting, our shareholders approved and ratified, following the approval of our Compensation Committee and Board, the terms and conditions for the purchase, renewal, extension and/or replacement, from time to time, of our directors’ and officers’ liability insurance policy for all current and future directors and officers (including office holders who may be deemed to be controlling shareholders, within the meaning of the Companies Law) as follows: (i) the coverage limit per claim and in the aggregate under the policy may not exceed $15 million; (ii) the premium paid for such policy may be up to $800,000 per year, and (iii) our Compensation Committee is and will be authorized to increase coverage and/or premiums above the maximums set forth in the resolution by up to 30% in any year, as compared to the previous year, or cumulatively for a number of years, without additional shareholders’ approval. Based on these approvals, we have obtained directors’ and officers’ liability insurance covering our directors and officers.

In addition, the Relief Regulations provide that in the event the compensation committee and board of an Israeli public company determine that the insurance provided to our office holders who are deemed to be controlling shareholders or to the chief executive officer is: (i) upon terms identical to those provided to the company’s other officers and directors, (ii) on market conditions, and (iii) not likely to materially affect the company’s profitability, assets or liabilities, the approval of shareholders for the provision of liability insurance to such office holders is not required.

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

D.           Employees

As of December 31, 2020 we had 18 employees. As of December 2019 and 2018, we had 11 employees. As of December 31, 2020, ten employees were located in Israel, all in management, finance and administration positions, one employee, serving as project manager was located in Spain and seven employees in the Netherlands, all engaged in the administration and operation of our WtE Plants.

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

E.           Share Ownership

Beneficial Ownership of Executive Officers and Directors

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as of March 15, 2021, of (i) each of our directors and (ii) each member of our senior management. All of the information with respect to beneficial ownership of the ordinary shares is given to the best of our knowledge and has been furnished in part by the respective directors and members of senior management.

Name of Beneficial Owner	Number of Shares Beneficially Held (1)	Percent of Class
Shlomo Nehama(2)(4)	3,588,577	27.9%
Ran Fridrich(3)(4)	2,605,845	20.3%
Ehud Gil(3)(4)	2,605,845	20.3%
Anita Leviant(6)	3,000	*
Dr. Michael J. Anghel(6)	1,500	*
Daniel Vaknin	-	-
Kalia Weintraub	-	-
Ori Rosenzweig(6)	3,290	*
Yehuda Saban	-	-
   ______________________________
* Less than one percent of the outstanding ordinary shares. See additional details below.

1.

As used in this table, “beneficial ownership” means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security. For purposes of this table, a person is deemed to be the beneficial owner of securities that can be acquired within 60 days from March 15, 2021 through the exercise of any option or warrant. Ordinary shares subject to options or warrants that are currently exercisable or exercisable within 60 days are deemed outstanding for computing the ownership percentage of the person holding such options or warrants, but are not deemed outstanding for computing the ownership percentage of any other person. The amounts and percentages are based upon 12,839,427 ordinary shares outstanding as of March 15, 2021. This number of outstanding ordinary shares does not include a total of 258,046 ordinary shares held at that date as treasury shares under Israeli law, all of which were repurchased by us. For so long as such treasury shares are owned by us they have no rights and, accordingly, are neither eligible to participate in or receive any future dividends which may be paid to our shareholders nor are they entitled to participate in, be voted at or be counted as part of the quorum for, any meetings of our shareholders.

2.

According to information provided by the holders, the 3,588,577 ordinary shares beneficially owned by Mr. Nehama consist of: (i) 3,123,604 ordinary shares held by Nechama Investments, an Israeli company, which constitute approximately 24.3% of our outstanding ordinary shares, and (ii) 464,973 ordinary shares held directly by Mr. Nehama, which constitute approximately 3.6% of our outstanding ordinary shares. Mr. Nehama, as the sole officer, director and shareholder of Nechama Investments, may be deemed to indirectly beneficially own any ordinary shares beneficially owned by Nechama Investments, which constitute (together with the shares held directly by him) approximately 27.9% of our outstanding ordinary shares.

3.
The 2,605,845 ordinary shares beneficially owned by Mr. Fridrich and Mr. Gil consist of ordinary shares held by Kanir, which constitute approximately 20.3% of our outstanding share capital. Mr. Fridrich and Mr. Gil are the board members of Kanir Investments Ltd., or Kanir Ltd., the general partner in Kanir, and by virtue of their position with Kanir Ltd. may be deemed to indirectly beneficially own the ordinary shares beneficially owned by Kanir. Each of Mr. Fridrich and Mr. Gil disclaims beneficial ownership of the shares held by Kanir, except to the extent of his pecuniary interest therein, if any.

4.
By virtue of the 2008 Shareholders Agreement between Nechama Investments and Kanir (see “Item 7.A: Major Shareholders”), Mr. Nehama, Nechama Investments, Kanir and Messrs. Fridrich and Gil may be deemed to be members of a group that holds shared voting power with respect to 5,729,449 ordinary shares, which together constitute approximately 44.62% of our outstanding ordinary shares, and holds shared dispositive power with respect to 5,232,201 ordinary shares, which constitute 40.8% of our outstanding ordinary shares. Accordingly, taking into account the shares directly held by Mr. Nehama, he may be deemed to beneficially own approximately 48.2% of our outstanding ordinary shares. Mr. Nehama and Nechama Investments both disclaim beneficial ownership of the ordinary shares beneficially owned by Kanir and Kanir Ltd., Kanir and Messrs. Fridrich and Gil all disclaim beneficial ownership of the shares held by Nechama Investments.

5.	(i) Anita Leviant holds currently exercisable options to purchase 2,000 ordinary shares with expiration dates ranging from August 1, 2028 to August 1, 2029 and exercise prices per share ranging between $8.95 - $13, and (ii) Dr. Michael J. Anghel holds currently exercisable options to purchase 1,500 ordinary shares with an expiration dates ranging from January 24, 2029 to August 1, 2029 and an exercise price per share ranging between $8.41 - $13.
6.	Mr. Ori Rosenzweig holds currently exercisable options to purchase 3,290 ordinary shares at an exercise price per share of $11.19.

Our directors currently hold, in the aggregate, options to purchase 6,749 ordinary shares. The options have a weighted average exercise price of approximately $20.05 per share and have expiration dates until 2030. During the years ended December 31, 2018, 2019 and 2020 Anita Leviant, a member of our Board, was granted options to purchase 1,000 shares (on August 1 of each of such years) under the 1998 Plan. Dr. Michael J. Anghel, an external director, was granted options to purchase 500 shares upon his appointment as external director and additional awards of options to purchase 1,000 shares on each of August 1, 2019 and August 1, 2020. Daniel Vaknin, an external director, was granted options to purchase 583 shares upon his appointment as external director and Ehud Gil, a member of our Board, was granted options to purchase 666 shares on the date of our 2020 Extraordinary Meeting (calculated based on the date of his appointment as a member of our Board). The exercise price for the underlying shares of such options is the “Fair Market Value” (as defined in the 1998 Plan) of our ordinary shares at the date of grant. The options expire ten years after their grant date. As described above under “Compensation - Compensation of Non-Executive Directors”, the options granted to our directors vest on the first anniversary of the grant date, provided that the recipient is a member of our Board on such anniversary. Of the options held by our directors, options to purchase 3,500 ordinary shares are currently exercisable, options to purchase 2,000 ordinary shares will become exercisable on August 1, 2021, options to purchase 1,249 ordinary shares will become exercisable in December 2021.

During 2020 and 2021, Ms. Leviant and Mr. Bignitz (our former external director) exercised options to purchase 8,000 Ordinary Shares and 7,583Ordinary Shares, respectively.

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

Outstanding Options

1998 Share Option Plan for Non-Employee Directors

For more information concerning our 1998 Share Option Plan for Non-Employee Directors see “Item 6.B: Compensation.”

As of January 1, 2020, December 31, 2020 and March 15, 2021, there were 33,916, 29,667 and 29,667 ordinary shares, respectively, available for future grants under the 1998 Plan.

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

As of March 15, 2021, there were 14,803 options outstanding under the 2000 Plan. The number of additional ordinary shares available for issuance under the 2000 Plan, as of January 1, 2020, December 31, 2020 and March 15, 2021, was 580,206.

ITEM 7: Major Shareholders and Related Party Transactions

A.           Major Shareholders

The following table sets forth information regarding the beneficial ownership of our ordinary shares as of March 15, 2021, by each person known by us to be the beneficial owner of 5.0% or more of our ordinary shares. Each of our shareholders has identical voting rights with respect to its shares. All of the information with respect to beneficial ownership of the ordinary shares is given to the best of our knowledge based on public filings by the shareholders (and on information provided by them).

	Ordinary Shares Beneficially Owned(1)	Percentage of Ordinary Shares Beneficially Owned

Shlomo Nehama (2)(5)(6)	3,588,577	27.9%
Kanir Joint Investments (2005) Limited Partnership (3)(4)(5)(6)	2,605,845	20.3%
Yelin Lapidot Holdings Management Ltd.(7)	1,456,332	11.3%
Clal Insurance Enterprises Holdings Ltd.(8)	1,137,678	8.9%
___________________________

(1)
As used in this table, “beneficial ownership” means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security as determined pursuant to Rule 13d-3 promulgated under the U.S. Securities Exchange Act of 1934, as amended. For purposes of this table, a person is deemed to be the beneficial owner of securities that can be acquired within 60 days from March 15, 2021 through the exercise of any option or warrant. Ordinary shares subject to options or warrants that are currently exercisable or exercisable within 60 days are deemed outstanding for computing the ownership percentage of the person holding such options or warrants, but are not deemed outstanding for computing the ownership percentage of any other person. The amounts and percentages are based on a total of 12,839,427 ordinary shares outstanding as of March 15, 2021. This number of outstanding ordinary shares does not include a total of 258,046 ordinary shares held at that date as treasury shares under Israeli law, all of which were repurchased by us. For so long as such treasury shares are owned by us they have no rights and, accordingly, are neither eligible to participate in or receive any future dividends which may be paid to our shareholders nor are they entitled to participate in, be voted at or be counted as part of the quorum for, any meetings of our shareholders.

(2)
The 3,588,577 ordinary shares beneficially owned by Mr. Nehama consist of: (i) 3,123,604 ordinary shares held by Nechama Investments, which constitute approximately 24.3% of our outstanding ordinary shares and (ii) 464,973 ordinary shares and held directly by Mr. Nehama, which constitute approximately 3.6% of our outstanding ordinary shares. Mr. Nehama, as the sole officer, director and shareholder of Nechama Investments, may be deemed to indirectly beneficially own any ordinary shares owned by Nechama Investments, which constitute (together with his shares) approximately 27.9% of our outstanding ordinary shares.

(3)
Kanir is an Israeli limited partnership. Kanir Ltd., in its capacity as the general partner of Kanir, has the voting and dispositive power over the ordinary shares directly beneficially owned by Kanir. As a result, Kanir Ltd. may be deemed to indirectly beneficially own the ordinary shares beneficially owned by Kanir. Messrs. Ran Fridrich and Ehud Gil, who are members of our Board of Directors, are the sole directors of Kanir Ltd. As a result, Messrs. Fridrich and Gil may be deemed to indirectly beneficially own the ordinary shares beneficially owned by Kanir. In addition, the estate of Mr. Raphael, who passed away in December 2020, is the majority shareholder of Kanir Ltd. and beneficially owns 254,524 ordinary shares, which constitute approximately 2% of our outstanding shares and which constitute, together with Kanir’s holdings, 22.3% of our outstanding ordinary shares. Each of Kanir Ltd. and Messrs. Fridrich and Gil disclaims beneficial ownership of such ordinary shares except to the extent of their respective pecuniary interest therein, if any.

(4)
By virtue of the 2008 Shareholders Agreement, Mr. Nehama, Nechama Investments, Kanir, Kanir Ltd., and Messrs. Fridrich and Gil may be deemed to be members of a group that holds shared voting power with respect to 5,729,449 ordinary shares, which constitute approximately 44.6% of our outstanding ordinary shares, and holds shared dispositive power with respect to 5,232,201 ordinary shares, which constitute 40.8% of our outstanding ordinary shares. Accordingly, taking into account the shares directly held by Mr. Nehama, he may be deemed to beneficially own approximately 48.2% of our outstanding ordinary shares. Each of Mr. Nehama and Nechama Investments disclaims beneficial ownership of the ordinary shares beneficially owned by Kanir. Each of Kanir, Kanir Ltd. and Messrs. Fridrich and Gil disclaims beneficial ownership of the ordinary shares beneficially owned by Nechama Investments. A copy of the 2008 Shareholders Agreement was filed with the Securities and Exchange Commission, or the SEC, on March 31, 2008 as Exhibit 14 to an amendment to a Schedule 13D and is not incorporated by reference herein.

(5)
Bonstar Investments Ltd., or Bonstar, an Israeli company, holds 148,567 ordinary shares, which constitute approximately 1.2% of our outstanding ordinary shares. Bonstar is a limited partner of Kanir and assisted Kanir in the financing of the purchase of some of its ordinary shares. Accordingly, Bonstar may be deemed to be a member of a group with Kanir and its affiliates, although there are no agreements between Bonstar and either of such persons and entities with respect to the ordinary shares beneficially owned by each of them. Mr. Joseph Mor and Mr. Ishay Mor are the sole shareholders of Bonstar and Mr. Joseph Mor serves as the sole director of Bonstar. Messrs. Joseph Mor and Ishay Mor also hold, through a company jointly held by them, 75,000 ordinary shares, which constitute approximately 0.6% of our outstanding ordinary shares. By virtue of their control over Bonstar and the other company, Messrs. Joseph Mor and Ishay Mor may be deemed to indirectly beneficially own the 223,567 ordinary shares beneficially owned by Bonstar and by the other company, which constitute approximately 1.7% of our outstanding ordinary shares. Each of Bonstar and Messrs. Joseph Mor and Ishay Mor disclaims beneficial ownership of the ordinary shares beneficially owned by Kanir and Nechama Investments, except to the extent of their respective pecuniary interest therein, if any.

(6)
The information included in this table concerning the beneficial ownership of Nechama Investments, Kanir, Kanir Ltd., Bonstar and Messrs. Nehama, Gil, Fridrich, Joseph Mor and Ishay Mor is based on a Schedule 13D/A submitted on October 13, 2020 and on information provided by the shareholders.

(7)
Based on a Schedule 13G/A submitted on February 2, 2021 by Mr. Dov Yelin, Mr. Yair Lapidot, Yelin Lapidot Holdings Management Ltd., or Yelin Lapidot, and Yelin Lapidot Mutual Funds Management Ltd., or Yelin Lapidot Mutual. According to the Schedule 13G/A: (i) the securities reported therein are beneficially owned as follows: (a) 971,883 ordinary shares, which constitute approximately 7.6% of our outstanding ordinary shares, by mutual funds managed by Yelin Lapidot Mutual and (b) 484,449 ordinary shares, which constitute approximately 3.8% of our outstanding ordinary shares, by provident funds managed by Yelin Lapidot Provident Fund Management Ltd., or Yelin Lapidot Provident, (ii) both Yelin Lapidot Mutual and Yelin Lapidot Provident are wholly-owned subsidiaries of Yelin Lapidot and operate under independent management and make their own independent voting and investment decisions, and (iii) Messrs. Yelin and Lapidot each own 24.38% of the share capital and 25.004% of the voting rights of Yelin Lapidot, and are responsible for the day-to-day management of Yelin Lapidot. Pursuant to the Schedule 13G/A, any economic interest or beneficial ownership in any of the securities covered by the Schedule 13G/A is held for the benefit of the members of the provident funds or mutual funds, as the case may be, and each of Messrs. Yelin and Lapidot, Yelin Lapidot and wholly-owned subsidiaries of Yelin Lapidot, disclaims beneficial ownership of any such securities.

(8)
Based on a Schedule 13G/A submitted on February 16, 2021 by Clal Insurance Enterprises Holdings Ltd., or Clal. Based on the Schedule 13G/A, of the 1,137,678 ordinary shares reported as beneficially owned by Clal: (i) 159,678 ordinary shares are beneficially held for Clal’s own account and (ii) 978,000 ordinary shares are held for members of the public through, among others, provident funds and/or pension funds and/or insurance policies, which are managed by subsidiaries of Clal, which subsidiaries operate under independent management and make independent voting and investment decisions. Consequently, Clal notes in the Schedule 13G/A that the Schedule 13G/A will not constitute an admission that it is the beneficial owner of more than 159,678 ordinary shares.

Significant Changes in the Ownership of Major Shareholders

On February 18, 2019, Mr. Itshak Sharon (Tshuva), Delek Group Ltd. and The Phoenix Holdings Ltd., or the Phoenix Reporting Persons, submitted a Schedule 13G to the SEC indicating that they beneficially own 895,618 ordinary shares, which at the time constituted approximately 8.39% of our outstanding ordinary shares. On February 18, 2020, the Phoenix Reporting Persons submitted an amendment to their Schedule 13G indicating that Mr. Sharon and Delek Group Ltd. no longer beneficially own any shares of our company and that The Phoenix Holdings Ltd., or The Phoenix, held, as of December 31, 2019, 750,314 ordinary shares, which at the time constituted approximately 6.5% of our outstanding ordinary shares. On February 18, 2020 we issued to The Phoenix and to an affiliated entity an aggregate of 75,000 ordinary shares and warrants to purchase an aggregated of 18,750 ordinary shares in connection with the February 2020 Private Placement. On October 14, 2020, The Phoenix submitted an amendment to its Schedule 13G indicating that it beneficially owned 630,053.49 ordinary shares, which at the time constituted approximately 4.98% of our outstanding ordinary shares. On January 25, 2021, The Phoenix submitted an amendment to its Schedule 13G indicating that it beneficially owned 642,163.49 ordinary shares, which at the time constituted approximately 5.07% of our outstanding ordinary shares. On February 3, 2021, The Phoenix submitted an amendment to its Schedule 13G indicating that it beneficially owned 460,517.49 ordinary shares, which at the time constituted approximately 3.64% of our outstanding ordinary shares.

On July 30, 2019, Mr. Dov Yelin, Mr. Yair Lapidot and Yelin Lapidot Holdings Management Ltd., or the Yelin Lapidot Reporting Persons, submitted a Schedule 13G to the SEC indicating that they beneficially own 642,318 ordinary shares, which at the time constituted approximately 5.6% of our outstanding ordinary shares. On January 9, 2020, the Yelin Lapidot Reporting Persons submitted an amendment to their Schedule 13G indicating that they beneficially own 1,168,953 ordinary shares, which at the time constituted approximately 10.2% of our outstanding ordinary shares. On February 2, 2021, the Yelin Lapidot Reporting Persons submitted an amendment to their Schedule 13G, indicating that as of December 31, 2020 they beneficially owned 1,456,332 ordinary shares, which at the time constituted approximately 11.51% of our outstanding ordinary shares.

On March 5, 2020, Clal submitted a Schedule 13G to the SEC indicating that they beneficially own 824,743 ordinary shares, which at the time constituted approximately 6.7% of our outstanding ordinary shares. On February 16, 2021, Clal submitted an amendment to its Schedule 13G indicating that on December 31, 2020 it beneficially owned 1,137,678 ordinary shares, which at the time constituted approximately 8.8% of our outstanding ordinary shares.

On March 26, 2020, Harel Insurance Investments & Financial Services Ltd., or Harel, submitted a Schedule 13G to the SEC indicating that it beneficially owns 650,176 ordinary shares, which at the time constituted approximately 5.3% of our outstanding ordinary shares. On January 27, 2021 Harel submitted an amendment to its Schedule 13G, indicating that as of December 31, 2020 it beneficially owned 560,006 ordinary shares, which at the time constituted approximately 4.4% of our outstanding ordinary shares.

Based on information available to us and on an amendment to a Schedule 13D submitted to the SEC on November 13, 2019 by Kanir, Kanir Investments, Mr. Raphael, Mr. Fridrich, S. Nechama, Mr. Nehama, Bonstar, Mr. Joseph Mor and Mr. Ishay Mor, or the Kanir Reporting Persons, Kanir sold an aggregate of 180,552 ordinary shares, which represent 1.5% of our outstanding ordinary shares. Based on information available to us, during 2020, each of Messrs. Raphael and Fridrich sold 100,000 ordinary shares, which represent 0.8% of our outstanding ordinary shares and during 2021 Messrs. Mor sold an aggregate of 184,691 ordinary shares indirectly beneficially owned by them. Based on an amendment to a Schedule 13D submitted by the Kanir Reporting Persons on October 13, 2020, Mr. Raphael sold an aggregate of 200,000 ordinary shares, Mr. Fridrich sold an aggregate of 116,787 ordinary shares and S. Nechama sold 428,265 ordinary shares.

Record Holders

Based on a review of the information provided to us by our transfer agent, as of March 15, 2021, there were 35 record holders of ordinary shares, of which 11 represented United States* record holders holding approximately 49.4% of our outstanding ordinary shares (including approximately 49.3% of our outstanding ordinary shares held by the Depository Trust Company). This does not reflect persons or entities that hold ordinary shares in nominee or “street name” through various brokerage firms and does not reflect where the beneficial holders of our shares are located in part because the shares held by the Depository Trust Company include shares held for the Tel Aviv Stock Exchange Clearing House.
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

Registration Rights

We previously executed various registration rights agreements with certain entities and individuals, including former controlling shareholders, in connection with private placements of our securities. Registration rights with respect to a majority of the ordinary shares held by our current controlling shareholders were assigned from certain holders of such registration rights to our controlling shareholders, subject to the undertaking of the assignees to be bound by and subject to the terms and conditions of the registration rights agreement. During 2014 we received a demand for registration from several shareholders, including our controlling shareholders, and filed a registration statement on Form F-3 with covering the resale of 6,421,545, or 52.7% of our ordinary shares, which became effective on November 17, 2014. During 2020, we received a second demand to maintain the registration statement effective pursuant to the terms of the registration rights agreement dated September 12, 2005. The registration of the shares included in this registration statement enable our controlling shareholders to sell a significant portion of our ordinary shares without restrictions, which could result in a change of control of Ellomay or in us ceasing to be a “controlled company” for purposes of the NYSE American LLC rules. For more information see “Item 16.G: Corporate Governance.”

B.           Related Party Transactions

On December 30, 2008, following the approval of our Audit Committee, Board of Directors and shareholders, we entered into the Management Services Agreement with Kanir and Meisaf, effective as of March 31, 2008, the date of appointment of Messrs. Fridrich and Nehama as members of our Board.

The Management Services Agreement provides, among other things, that Meisaf and Kanir, through their employees, officers and directors, will assist us in connection with the process of identifying and evaluating opportunities to acquire operations, otherwise provide us with management services and advise and assist our management concerning our affairs and business. It is further agreed that the management services will be provided primarily by Messrs. Nehama, Fridrich and Raphael.

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

In consideration for the performance of the management services and the Board services, we currently pay to Meisaf and Kanir, in equal parts, an aggregate annual fee in the amount of $400,000 (approximately €326 based on the Euro /USD exchange rate as of December 31, 2020), on a quarterly basis. Meisaf and Kanir are also entitled to receive reimbursement for reasonable out-of-pocket business expenses borne by them in connection with the provision of the services, as customary in the Company. In connection with the Management Services Agreement, the Board representatives of Kanir and Mr. Nehama waived any director fees and options to purchase our ordinary shares they may be entitled to as a result of their service on our Board. In addition, Mr. Fridrich, who first served as our Interim Chief Executive Officer and is now our Chief Executive Officer, serves as our Chief Executive Officer since January 2009 as part of the management services provided pursuant to the Management Services Agreement, and agreed not to receive any additional compensation or other benefits beyond the fees paid in connection with the Management Services Agreement.

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

On November 12, 2020, Mr. Hemi Raphael resigned from our Board of Directors for personal reasons. Mr. Raphael passed away during December 2020. On March 29, 2021, our Audit and Compensation Committee discussed the materiality of the cessation of services previously provided by the late Mr. Raphael under the Management Services Agreement through Kanir. The Audit and Compensation Committee resolved that in light of the change in scope of services from Kanir during the first quarter of 2021, the payment due to Kanir under the Management Services Agreement at the end of the first quarter of 2021 will be reduced to 66%, taking into account the reduction in the scope of services and the continued provision of services by Mr. Fridrich during such period, including the appointment of Mr. Fridrich as a member of the Dorad Board of Directors, replacing late Mr. Raphael. The Audit and Compensation Committee further resolved that following receipt of a benchmark report regarding similar agreements and further discussions by the Audit and Compensation Committee, revisions to the Management Services Agreement will be discussed and then presented for the approval of our shareholders.

For a further discussion of transactions and balances with related parties see “Item 4.D: Property, Plants and Equipment” (with respect to the sublease of office space to a company controlled by Mr. Nehama), “Item 6.B: Compensation,” “Item 6.C: Board Practices” under “Indemnification, Exemption and Insurance of Executive Officers and Directors,” “Registration Rights” above and Note 15 to our consolidated financial statements, which are included elsewhere in this report.

C.           Interests of Experts and Counsel

Not Applicable.

ITEM 8: Financial Information

A.           Consolidated Statements and Other Financial Information.

Consolidated Statements

Our consolidated financial statements are set forth in Item 18.

Legal Proceedings

We may from time to time become a party to various legal proceedings in the ordinary course of our business. While the outcome of these matters cannot be predicted with certainty, we do not believe they will have a material effect on our consolidated financial position, results of operations, or cash flows. In addition, we are involved in various legal proceedings in connection with our holdings in Dori Energy and indirect holdings in Dorad. For more information see “Item 4.B: Business Overview” under “The Dorad Power Plant” and under “Pumped Storage project in the Manara Cliff in Israel.”

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

In May 2015, our Board of Directors approved the repurchase of up to $3 million of our ordinary shares. The authorized repurchases will be made from time to time in the open market on the NYSE American LLC and Tel Aviv Stock Exchange or in privately negotiated transactions. The timing, volume and nature of share repurchases will be at the sole discretion of management and will be dependent on regulatory restrictions, market conditions, the price and availability of our ordinary shares, applicable securities laws and other factors, including compliance with the terms of our Debentures. No assurance can be given that any particular amount of ordinary shares will be repurchased. The buyback program does not obligate us to acquire a specific number of shares in any period, and it may be modified, suspended, extended or discontinued at any time, without prior notice. We repurchased 172,391 ordinary shares in the NYSE American LLC under this buyback program. On March 23, 2016, we announced the decision to distribute a cash dividend in the amount of $0.225 per share (an aggregate distribution of approximately $2.4 million). We distributed this dividend in April 2016. We did not declare or pay a cash dividend during 2017 and we did not repurchase any of our ordinary shares or declare or pay a cash dividend during 2018-2020.

The terms of the deeds of trust governing our Debentures restrict our ability to distribute dividends (for more information see “Item 5.B: Liquidity and Capital Resources” and “Item 10.C: Material Contracts”). In addition, under Israeli law, the payment of dividends is generally made from accumulated retained earnings or retained earnings accrued over a period of the last two years (after deducting prior dividends to the extent not already deducted from retained earnings), and in either case, provided there is no reasonable concern that the dividend will prevent the company from satisfying current or foreseeable obligations as they become due. Notwithstanding the foregoing, dividends may be paid with the approval of a court, provided that there is no reasonable concern that payment of the dividend will prevent us from satisfying our existing and foreseeable obligations as they become due.

B.           Significant Changes

Except as otherwise disclosed in this report, no significant changes have occurred since December 31, 2020.

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

C.           Material Contracts

Management Services Agreement with Kanir and Meisaf

For details concerning the Management Agreement, see “Item 7.B: Related Party Transactions.”

The description of the Management Agreement is only a summary and does not purport to be complete and is qualified by reference to the full text of the Management Agreement filed by us as Exhibit 4.6 and the amendments to the Management Agreement filed by us as Exhibit 4.10 and Exhibit 4.17 under Item 19.

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

The descriptions of the Series C Deed of Trust is only a summary and does not purport to be complete and is qualified by reference to the convenience translation of the Series C Deed of Trust filed by us as Exhibit 4.18 under Item 19.

Series D Deed of Trust

On February 23, 2021, we issued NIS 62 million (approximately €15.6 million, as of the issuance date) of unsecured convertible Series D Debentures due December 31, 2026 through a public offering in Israel. The gross proceeds of the offering were approximately NIS 62.6 million and the net proceeds of the offering, net of related expenses such as consultancy fee and commissions, were approximately NIS 61.8 million (approximately €15.6 million). The Series D Debentures are traded on the TASE.

The principal amount of Series D Debentures is repayable one installment on December 31, 2026. The Series D Debentures bear a fixed interest at the rate of 1.2% per year (that is not linked to the Israeli CPI or otherwise), payable semi-annually on June 30 and December 31 commencing June 30, 2021 through December 31, 2026 (inclusive). The Series D Debentures are convertible into the Company’s ordinary shares, NIS 10.00 par value per share, at a conversion price of NIS 165 (approximately $50.55, as of the issuance date), subject to adjustments upon customary terms.

The Series D Deed of Trust includes customary provisions, including (i) a negative pledge such that we may not place a floating charge on all of our assets, subject to certain exceptions and (ii) an obligation to pay additional interest for failure to maintain certain financial covenants, with an increase of 0.25% in the annual interest rate for the period in which we do not meet each standard and up to an increase of 0.75% in the annual interest rate. The Series D Deed of Trust does not restrict our ability to issue any new series of debt instruments, other than in certain specific circumstances, and enables us to expand the Series D Debentures up to an aggregate par value of NIS 200 million provided that: (i) we are not in default of any of the immediate repayment provisions included in the Series D Deed of Trust or in breach of any of our material obligations to the holders of the Series D Debentures pursuant to the terms of the Series D Deed of Trust, (ii) the expansion will not harm our compliance with the financial covenants included in the distribution undertaking Series D Deed of Trust and (iii) to the extent the Series D Debentures are rated at the time of the expansion, the expansion will not harm the rating of the existing Series D Debentures.

The Series D Deed of Trust includes a number of customary causes for immediate repayment, including a default with certain financial covenants for the applicable period, and includes a mechanism for the update of the annual interest rate of the Series D Debentures in the event we do not meet certain financial covenants. The financial covenants are as follows:

a.
Our Adjusted Balance Sheet Equity (as such term is defined in the Series D Deed of Trust), on a consolidated basis, shall not be less than €70 million for two consecutive quarters for purposes of the immediate repayment provision and shall not be less than €75 for purposes of the annual interest update provision;

b.
The ratio of (a) the short-term and long-term debt from banks, in addition to the debt to holders of debentures issued by us and any other interest-bearing financial obligations provided by entities who are in the business of lending money (excluding financing of projects and other exclusions as set forth in the Series D Deed of Trust), net of cash and cash equivalents, short-term investments, deposits, financial funds and negotiable securities, to the extent that these are not restricted (with the exception of a restriction for the purpose of securing any financial debt according to this definition), or, together, the Series D Net Financial Debt, to (b) our Adjusted Balance Sheet Equity, on a consolidated basis, plus the Series D Net Financial Debt, or our CAP, Net, to which we refer herein as the Series D Ratio of Net Financial Debt to CAP, Net, shall not exceed the rate of 68% for three consecutive quarters for purposes of the immediate repayment provision and shall not exceed a rate of 60% for purposes of the annual interest update provision; and

c.
The ratio of (a) our Series D Net Financial Debt, to (b) our earnings before financial expenses, net, taxes, depreciation and amortization, where the revenues from our operations, such as the Talmei Yosef project, are calculated based on the fixed asset model and not based on the financial asset model (IFRIC 12), and before share-based payments, when the data of assets or projects whose Commercial Operation Date occurred in the four quarters that preceded the test date will be calculated based on Annual Gross Up (as such terms are defined in the Series D Deed of Trust), based on the aggregate four preceding quarters, or our Series D Adjusted EBITDA, to which we refer to herein as the Ratio of Net Financial Debt to Series D Adjusted EBITDA, shall not be higher than 14 for purposes of the immediate repayment provision and shall not be higher than 12 for purposes of the annual interest update provision.

The Series D Deed of Trust includes similar conditions to our ability to make distributions (as such term is defined in the Companies Law, e.g. dividends), to our shareholders as are included in the Series C Deed of Trust and set forth above. We are also required to maintain the following financial ratios (which are calculated based on the same definitions applicable to the financial covenants set forth above) after the distribution: (i) Adjusted Balance Sheet Equity not lower than €85 million, (ii) Ratio of Series D Net Financial Debt to CAP, Net not to exceed 60%, and (iii) Ratio of Series D Net Financial Debt to Series D Adjusted EBITDA, shall not be higher than 9, and not to make distributions if we do not meet all of our material obligations to the holders of the Series D Debentures and if on the date of distribution and after the distribution a cause for immediate repayment exists.

The descriptions of the Series D Deed of Trust is only a summary and does not purport to be complete and is qualified by reference to the convenience translation of the Series D Deed of Trust filed by us as Exhibit 4.21 under Item 19.

Sale of Italian PV Portfolio

For a description of the agreement for the sale of our Italian subsidiaries, see “Item 4.B: Business Overview - Sale of Italian PV Portfolio.”

The descriptions of the sale and purchase agreement does not purport to be complete and is qualified by reference to the full text of the sale and purchase agreement filed by us as Exhibit 4.19 under Item 19.

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

U.S. Tax Considerations Regarding Ordinary Shares

The following is a general summary of the material United States federal income tax consequences relating to the acquisition, ownership and disposition of our ordinary shares by a U.S. Holder (as defined below) that holds those ordinary shares as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended, or the Code. This summary is based on the tax laws of the United States, and existing final, temporary and proposed Treasury Regulations, administrative pronouncements and judicial decisions, as in effect on the date hereof, all of which are subject to prospective and retroactive changes, and to differing interpretations.

This summary does not address all federal income tax consequences that may be relevant to particular persons, and does not take into account the specific circumstances of any particular persons, including, but not limited to:

•	tax-exempt entities or any individual retirement account or Roth IRA;
•	banks and other financial institutions;
•	insurance companies;
•	real estate investment trusts and regulated investment companies;
•	broker-dealers;
•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;
•	persons liable for alternative minimum tax;
•	“U.S. shareholders” (as defined in Code Section 951(b), generally persons owning directly, indirectly or constructively at least 10% of our shares by vote or value);
•	persons that hold ordinary shares as part of a straddle, hedge, conversion transaction or other integrated transaction;
•	U.S. expatriates;
•	persons whose functional currency is not the U.S. dollar;
•	persons that are residents of or have a permanent establishment in a jurisdiction outside the United States or persons who are not U.S. Holders; and
•	persons who acquired the shares pursuant to the exercise of any employee share option or otherwise as compensation.

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

Sale or Exchange of Ordinary Shares.  Subject to the discussion in “Passive Foreign Investment Company” below, a U.S. Holder of ordinary shares generally will recognize capital gain or loss upon the sale or exchange of the ordinary shares measured by the difference between the amount realized and the U.S. Holder’s tax basis in the ordinary shares. Any such capital gain will be long-term capital gain or loss if the U.S. Holder’s holding period in our ordinary shares is more than one year. Subject to the discussion in “Medicare Tax” below, tax rates for the long-term capital gain to an individual U.S. Holder will be taxable at a maximum rate of 20%. Gain or loss will be computed separately for each block of ordinary shares sold (ordinary shares acquired separately at different times and prices). The deductibility of capital losses is restricted and generally may only be used to reduce capital gains to the extent thereof. However, individual taxpayers generally may deduct annually $3,000 of capital losses in excess of their capital gains.

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

Based on our income and/or assets, we believe that we were a PFIC from 2008 through 2012.  Since PFIC shares are subject to the PFIC rules even in future years in which we are no longer a PFIC, our ordinary shares will be PFIC shares with respect to any U.S. Holder that held our ordinary shares in 2008 through 2012. Based on our income and assets, we do not believe that we were a PFIC from 2013 through 2020. However, because the determination of whether we are, or will be, a PFIC for a taxable year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to various interpretations, there is a risk that the Internal Revenue Service may disagree with our determinations regarding our prior or present PFIC status. In addition, depending on future events, we could become a PFIC in future years.

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

We hold cash and cash equivalents, marketable securities and restricted cash in various currencies, including euro and NIS. Our holdings in our Spanish PV Plants and in the Dutch WtE Plants are denominated in euro and our holdings in the Talmei Yosef PV Plant and in Dori Energy are denominated in NIS. The financing we have in connection with our Italian PV Plants and the Netherlands WtE Plants is denominated in euro and the financing we have in connection with our Italian PV Plants bears interest that is based on EURIBOR rate. Our Debentures and the project finance debt of the Talmei Yosef PV Plant are denominated in NIS and are to be repaid (principal and interest) in NIS.

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

In order to manage and limit the interest-rate risk resulting from financing secured or about to be secured from local financing institutions for our PV operations, we executed the following swap transactions as of December 31, 2020:

Interest rate swap in connection with the financing of four of our Spanish indirect wholly-owned subsidiaries-
A €17.6 million interest swap transaction for a period of 18 years, payable semi-annually commencing on March 12, 2019, whereby we are the fixed rate payer (the fixed rate is set at 3%).

Interest rate swap in connection with the financing of the Talasol PV Plant-
The principal of the interest rate swap transaction is based on a pre-determined sculptured repayment schedule in the maximum amount of Euro 131 million for a period of 12 years, payable semi-annually commencing on April 30, 2019, whereby we are the fixed rate payer (the fixed rate is set at 2.92% - 3.69%).

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

	December 31, 2020
	Increase	Decrease
	Equity	Equity
	€ thousands
Change in the exchange rate of:
5% in the USD	79	(79)
5% in NIS	308	(308)

	December 31, 2019
	Increase	Decrease
	Equity	Equity
	€ thousands
Change in the exchange rate of:
5% in the USD	185	185
5% in NIS	(412)	(412)

A change in interest rate would have increased (decreased) profit or loss by the amounts shown below:

	December 31,
	2020	2019
	Profit or loss	Profit or loss
	€ in thousands
Increase of 1%	803	580
Increase of 3%	2,444	1,701
Decrease of 1%	(836)	(542)
Decrease of 3%	(2,477)	(1,663)

For more information see Note 21E to our annual financial statements included elsewhere in this report. We do not otherwise believe the disclosure required by Item 11 of this report to be material to us.

ITEM 12: Description of Securities Other Than Equity Securities

Not Applicable (for a description of our Debentures see “Item 5.B: Operating and Financial Review and Prospects; Liquidity and Capital Resources” and “Item 10.C: Material Contracts”).

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2020. In making this assessment, our management used the criteria in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission 2013.

Based on this assessment, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2020, our internal control over financial reporting is effective based on those criteria.

(c) Attestation Report of the Registered Public Accounting Firm

Our independent registered accounting firm, Somekh Chaikin, a member firm of KPMG International, has issued an audit report on the effectiveness of our internal control over financial reporting. The report is included our audited consolidated financial statements set forth in “Item 18 - Financial Statements.”

(d) Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2020 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16: [Reserved]

ITEM 16A: Audit Committee Financial Expert

Daniel Vaknin has been designated as the Audit Committee financial expert and was also determined to be “independent” under the applicable SEC and NYSE American LLC regulations.

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

	2020	2019
	(euro in thousands)
Audit Fees(1)	317	236
Audit-Related Fees(2)	35	34
Tax Fees(3)	53	31

Total	405	301
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

ITEM 16H: Mine Safety Disclosure

Not Applicable.

PART III

ITEM 17: Financial Statements

Not Applicable.

ITEM 18: Financial Statements

Our Financial Statements are included in pages F-1 – F-104 of this report.

The Financial statements of Dorad Energy Ltd. are included in pages FD-1 – FD-47 of this report.

ITEM 19: Exhibits

Number	Description
1.1	Memorandum of Association of the Registrant (translated from Hebrew), reflecting amendments through June 9, 2011*(1)
1.2	Second Amended and Restated Articles of the Registrant, reflecting amendments through June 21, 2018(2)
2.1	Specimen Certificate for ordinary shares(3)
2.2	Description of Rights of Securities Registered Under Section 12 of the Exchange Act(4)
4.1	1998 Share Option Plan for Non-Employee Directors(4)
4.2	2000 Stock Option Plan(4)
4.3	Form of Indemnification Undertaking between the Registrant and its officers and directors, granted until June 21, 2018(1)
4.4	Form of Indemnification Undertaking and Exemption between the Registrant and its officers and directors, granted following June 21, 2018(5)
4.5	Form of Registration Rights Agreement, dated September 12, 2005, among the Registrant, certain investors, Bank Hapoalim, Bank Leumi and Israel Discount Bank(6)
4.6	Management Services Agreement, by and among the Registrant, Kanir Joint Investments (2005) Limited Partnership and Meisaf Blue & White Holdings Ltd., effective as of March 31, 2008(7)
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

4.9	Rinconada II Building Right Agreement (summary of Spanish version)(3)*
4.10	Amendment No. 1 to Management Services Agreement, by and among the Registrant, Kanir Joint Investments (2005) Limited Partnership and Meisaf Blue & White Holdings Ltd., dated June 18, 2013(9)
4.11	Rodríguez I Lease Agreements (summary of Spanish version)(10)*
4.12	Rodríguez II Lease Agreements (summary of Spanish version)(10)*
4.13	Fuente Librilla Lease Agreement (summary of Spanish version)(10)*
4.14	Updated Directors and Officers Compensation Policy, adopted July 5, 2016(11)
4.15	Talmei Yosef Lease Agreement (summary of Hebrew version)*(11)

Number	Description
4.16	Talasol Lease Agreements (summary of Spanish versions)* (4)
4.17	Amendment No. 3 to Management Services Agreement, by and among the Registrant, Kanir Joint Investments (2005) Limited Partnership and Meisaf Blue & White Holdings Ltd., dated June 19, 2019(4)
4.18	Deed of Trust between the Registrant and Hermetic Trust (1975) Ltd., governing the Company’s Series C Debentures, dated July 15, 2019 (translation of Hebrew version)*(12)
4.19	Sale and Purchase Agreement between Ellomay Luxembourg Holdings S.a.r.l and Sonnedix San Davide S.r.l, executed on December 20, 2020(4)
4.20	Ellomay Solar Lease Agreement (summary of Spanish version)*
4.21	Deed of Trust between the Registrant and Hermetic Trust (1975) Ltd., governing the Company’s Series D Convertible Debentures, dated February 21, 2021 (translation of Hebrew version)*
8	List of Subsidiaries of the Registrant
12.1	Certification of Principal Executive Officer required by Rule 13a-14(a) and Rule 15d-14(a) (Section 302 Certification)
12.2	Certification of Principal Financial Officer required by Rule 13a-14(a) and Rule 15d-14(a) (Section 302 Certification)
13	Certification of Principal Executive Officer and Principal Financial Officer required by Rule 13a-14(b) and Rule 15d-14(b) (Section 906 Certification)
15.1	Consent of Somekh Chaikin, Member Firm of KPMG International, Independent Registered Public Accounting Firm with respect to our financial statements
15.2	Consent of Somekh Chaikin, Member Firm of KPMG International, Independent Registered Public Accounting Firm with respect to the financial statements of Dorad Energy Ltd.
101.INS**	XBRL Instance Document
101.SCH**	XBRL Taxonomy Extension Schema Document
101.CAL**	XBRL Taxonomy Calculation Linkbase Document
101.DEF**	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB**	XBRL Taxonomy Label Linkbase Document
101.PRE**	XBRL Taxonomy Presentation Linkbase Document
_____________________________________

*	The original language version is on file with the Registrant and is available upon request.
**
Pursuant to Rule 406T of Regulation S-T, these interactive data files are deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, are deemed not filed for the purposes of Section 18 of the Securities and Exchange Act of 1934, as amended, and otherwise are not subject to liability under those sections.

(1)	Previously filed with the Registrant’s Form 20-F for the year ended December 31, 2012 and incorporated by reference herein.
(2)	Previously filed with the Registrant’s Form 20-F for the year ended December 31, 2018 and incorporated by reference herein.
(3)	Previously filed with the Registrant’s Form 20-F for the year ended December 31, 2011 and incorporated by reference herein.
(4)	Previously filed with the Registrant’s Form 20-F for the year ended December 31, 2019 and incorporated by reference herein.
(5)	Included in the Registrant’s Form 6-K dated May 17, 2018 and incorporated by reference herein.
(6)	Included in the Registrant’s Form 6-K dated October 14, 2005 and incorporated by reference herein.
(7)	Included in the Registrant’s Form 6-K dated December 1, 2008 and incorporated by reference herein.
(8)	Previously filed with the Registrant’s Form 20-F for the year ended December 31, 2010 and incorporated by reference herein.
(9)	Previously filed with the Registrant’s Form 20-F for the year ended December 31, 2013 and incorporated by reference herein.
(10)	Previously filed with the Registrant’s Form 20-F for the year ended December 31, 2014 and incorporated by reference herein.
(11)	Previously filed with the Registrant’s Form 20-F for the year ended December 31, 2017 and incorporated by reference herein.
(12)	Included in the Registrant’s Form 6-K dated September 25, 2019 and incorporated by reference herein.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Ellomay Capital Ltd. By: /s/ Ran Fridrich
Ran Fridrich
Chief Executive Officer and Director

Dated: March 31, 2021

Ellomay Capital Ltd. and its Subsidiaries

Ellomay Capital Ltd. and its Subsidiaries Consolidated Financial Statements As at December 31, 2020

Ellomay Capital Ltd. and its Subsidiaries

Consolidated Financial Statements as at December 31, 2020

Somekh Chaikin
KPMG Millennium Tower
17 Ha’arba’a Street, PO Box 609
Tel Aviv 61006, Israel
+972 3 684 8000

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
Ellomay Capital Ltd.

Opinions on the Consolidated Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial position of Ellomay Capital Ltd. and subsidiaries (the Company) as of December 31, 2020 and 2019, the related consolidated statements of profit or loss and other comprehensive income (loss), changes in equity and cash flows for each of the years in the three‑year period ended December 31, 2020, and the related notes (collectively, the consolidated financial statements). We also have audited the Company’s internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the years in the three‑year period ended December 31, 2020, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Convenience translation

The accompanying consolidated financial statements as of and for the year ended December 31, 2020 have been translated into United States dollars (“dollars”) solely for the convenience of the reader. We have audited the translation and, in our opinion, the consolidated financial statements expressed in euro have been translated into dollars on the basis set forth in note 3B of the notes to the consolidated financial statements.

Change in Accounting Principle

As discussed in note 3J to the consolidated financial statements, the Company has changed its method of accounting for leases as of January 1, 2019, due to the adoption of International Financial Reporting Standard No.16, Leases.

Basis for Opinions

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statement s in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements. Because of its inherent limit at ions, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Impairment assessment of two biogas plants in the Netherlands

As discussed in Notes 3F and 6D.1 to the consolidated financial statements, non-financial assets are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the assets recoverable amount is estimated. The recoverable amount of an asset is the higher of its fair value less costs of disposal and its value in use. In assessing the value in use, the estimated future cash flows are discounted using a discount rate that reflects the assessments of market participants regarding the time value of money and the risks specific to the asset. During 2020, the Company assessed the value in use of two cash generating biogas plants in the Netherlands in light of operating losses suffered by these projects in previous years and lower results than forecasted for 2020. The examination was conducted based on projected discounted cash flows, which included key assumptions related to forecasted prices of feedstock and discount rate.

We identified the evaluation of the impairment assessment of the two biogas plants in the Netherlands as a critical audit matter. Assessing the key assumptions used to determine the value in use of such biogas plants, specifically the forecasted prices of feedstock and the Company’s discount rate, involved a high degree of subjective auditor judgment as changes to the assumptions could have had a significant effect on the Company’s assessment of the value in use of these biogas plants.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls over the Company’s impairment assessment process, including controls over the key assumptions described above used in the determination of value in use of the two biogas plants in the Netherlands. We assessed the Company’s assumptions related to forecasted prices of feedstock through a combination of inquiry of finance and operations personnel, comparison to the Company’s business plans, comparison of forecasted prices of feedstock to actual recent prices, and performing a sensitivity analysis over the forecasted prices. We compared the actual cash flow for the two biogas plants in the current year to the amount originally forecasted, in order to assess the Company’s ability to accurately forecast. In addition, we involved a valuation professional with specialized skills and knowledge, who assisted in evaluating the discount rate used by management in the valuation by comparing it to discount rate ranges that were independently developed using current market conditions in the relevant infrastructure markets based on third-party market data for comparable entities.

/s/ Somekh Chaikin

Somekh Chaikin
Member firm of KPMG International

We have served as the Company’s auditor since 2011.

Tel-Aviv, Israel
March 31, 2021

Ellomay Capital Ltd. and its Subsidiaries

Consolidated Statements of Financial Position

		December 31,
		2020	2019	2020
	Note	€ in thousands		Convenience Translation into US$ in thousands (Note 3B)
Assets
Current assets:
Cash and cash equivalents	4	66,845	44,509	82,004
Marketable securities	5	1,761	2,242	2,160
Short term deposits	5	8,113	6,446	9,953
Restricted cash	5	-	22,162	-
Receivable from concession project	6E	1,491	1,463	1,829
Financial assets	6B	-	1,418	-
Trade and other receivables	7	9,825	4,882	12,053
		88,035	83,122	107,999
Non-current assets
Investment in equity accounted investee	6A	32,234	33,561	39,544
Advances on account of investments	6C	2,423	883	2,972
Receivable from concession project	6E	25,036	27,122	30,714
Fixed assets	8	264,095	114,389	323,987
Right-of-use asset	14	17,209	15,401	21,112
Intangible asset	6E	4,604	5,042	5,648
Restricted cash and deposits	5	9,931	10,956	12,183
Deferred tax	19	3,605	2,285	4,423
Long term receivables	7	2,762	12,249	3,388
Derivatives		10,238	5,162	12,560
		372,137	227,050	456,531

Total assets		460,172	310,172	564,530

Liabilities and Equity
Current liabilities
Current maturities of long term bank loans	10	10,232	4,138	12,552
Current maturities of long term loans		4,021	-	4,933
Debentures	12	10,600	26,773	13,004
Trade payables		12,387	1,765	15,197
Other payables	9	7,912	5,010	9,706
		45,152	37,686	55,392
Non-current liabilities
Lease liability	14	17,299	15,402	21,222
Long-term loans	11	134,520	40,805	165,027
Other long-term bank loans	11	49,396	48,377	60,598
Debentures	12	72,124	44,811	88,480
Deferred tax	19	7,806	6,467	9,576
Other long-term liabilities	13	513	1,795	629
Derivatives		8,336	7,263	10,226
		289,994	164,920	355,758
Total liabilities		335,146	202,606	411,150
Equity
Share capital	16	25,102	21,998	30,795
Share premium		82,401	64,160	101,088
Treasury shares		(1,736)	(1,736)	(2,130)
Transaction reserve with non-controlling Interests		6,106	6,106	7,491
Reserves		4,164	3,283	5,108
Retained earnings		8,191	12,818	10,049
Total equity attributed to shareholders of the Company		124,228	106,629	152,401
Non-Controlling Interest		798	937	979
Total equity		125,026	107,566	153,380
Total liabilities and equity		460,172	310,172	564,530

The accompanying notes are an integral part of the consolidated financial statements.

Ellomay Capital Ltd. and its Subsidiaries

Consolidated Statements of Profit or Loss and Other Comprehensive Income (Loss)

		For the year ended December 31,
		2020	2019	2018	2020
	Note	€ in thousands (except per share data)			Convenience Translation into US$ in thousands (Note 3B)

Revenues	18E	9,645	18,988	18,117	11,832
Operating expenses	18B	(4,951)	(6,638)	(6,342)	(6,074)
Depreciation and amortization expenses	18B	(2,975)	(6,416)	(5,816)	(3,650)
Gross profit		1,719	5,934	5,959	2,108
Project development costs	6	(3,491)	(4,213)	(2,878)	(4,283)
General and administrative expenses	18C	(4,512)	(3,827)	(3,600)	(5,535)
Share of profits of equity accounted investee	6A	1,525	3,086	2,545	1,871
Other income (expenses), net	18D	2,100	(2,100)	884	2,576
Capital gain	6D	-	18,770	-	-
Operating profit (loss)		(2,659)	17,650	2,910	(3,263)
Financing income	18A	2,134	1,827	2,936	2,618
Financing income (expenses) in connection with derivatives, net	18A	1,094	897	494	1,342
Financing expenses	18A	(6,862)	(10,877)	(5,521)	(8,418)
Financing expenses, net		(3,634)	(8,153)	(2,091)	(4,458)
Profit (loss) before taxes on income		(6,293)	9,497	819	(7,721)
Tax benefit (taxes on income)	19	125	287	(215)	153
Profit (loss) for the year		(6,168)	9,784	604	(7,568)
Profit (loss) attributable to:
Owners of the Company		(4,627)	12,060	1,057	(5,676)
Non-controlling interests		(1,541)	(2,276)	(453)	(1,892)
Profit (loss) for the year		(6,168)	9,784	604	(7,568)
Other comprehensive income (loss) items
That after initial recognition in comprehensive income (loss) were or will be transferred to profit or loss:
Foreign currency translation differences for foreign operations		(482)	2,103	(787)	(591)
Effective portion of change in fair value of cash flow hedges		2,210	1,076	(1,008)	2,711
Net change in fair value of cash flow hedges transferred to profit or loss		555	(1,922)	643	681
Total other comprehensive income (loss)		2,283	1,257	(1,152)	2,801

Total other comprehensive income (loss) attributable to:
Owners of the Company		881	2,114	(1,188)	1,081
Non-controlling interests		1,402	(857)	36	1,720
Total other comprehensive income (loss)		2,283	1,257	(1,152)	2,801

Total comprehensive income (loss) for the year		(3,885)	11,041	(548)	(4,767)

Total comprehensive income (loss) for the year attributable to:
Owners of the Company		(3,746)	14,174	(131)	(4,595)
Non-controlling interests		(139)	(3,133)	(417)	(172)
Total comprehensive income (loss) for the year		(3,885)	11,041	(548)	(4,767)

Earnings (loss) per share
Basic earnings (loss) per share	20	(0.38)	1.09	0.10	(0.47)
Diluted earnings (loss) per share	20	(0.38)	1.09	0.10	(0.47)

The accompanying notes are an integral part of the consolidated financial statements.

Ellomay Capital Ltd. and its Subsidiaries

Consolidated Statements of Changes in Equity

									Non- controlling	Total
	Attributable to shareholders of the Company								Interests	Equity
			Retained earnings (accumulated		Translation Reserve from foreign		Transaction reserve with non- controlling
	Share	Share		Treasury		Hedging
	capital	premium	deficit)	shares	operations	Reserve	Interests	Total
	€ in thousands

Balance as at January 1, 2020	21,998	64,160	12,818	(1,736)	4,356	(1,073)	6,106	106,629	937	107,566
Profit (loss) for the year	-	-	(4,627)	-	-	-	-	(4,627)	(1,541)	(6,168)
Other comprehensive loss for the year	-	-	-	-	(533)	1,414	-	881	1402	2,283
Total comprehensive loss for the year	-	-	(4,627)	-	(533)	1,414	-	(3,746)	(139)	(3,885)
Transactions with owners of the Company, recognized directly in equity:
Issuance of ordinary shares	3,084	18,191	-	-	-	-	-	21,275	-	21,275
Options exercise	20	-	-	-	-	-	-	20	-	20
Share-based payments	-	50	-	-	-	-	-	50	-	50
Balance as at
December 31, 2020	25,102	82,401	8,191	(1,736)	3,823	341	6,106	124,228	798	125,026

Ellomay Capital Ltd. and its Subsidiaries

Consolidated Statements of Changes in Equity

									Non- controlling Interests	Total Equity
	Attributable to shareholders of the Company
			Retained earnings (accumulated deficit)		Translation Reserve from foreign operations		Transaction reserve with non-controlling Interests
	Share capital	Share premium		Treasury shares		Hedging Reserve
								Total
	€ in thousands

Balance as at January 1, 2019	19,980	58,344	758	(1,736)	1,396	(227)	-	78,515	(1,558)	76,957
Profit (loss) for the year	-	-	12,060	-	-	-	-	12,060	(2,276)	9,784
Other comprehensive loss for the year	-	-	-	-	2,960	(846)	-	2,114	(857)	1,257
Total comprehensive loss for the year	-	-	12,060	-	2,960	(846)	-	14,174	(3,133)	11,041
Transactions with owners of the Company, recognized directly in equity:
Sale of shares in subsidiaries to
non-controlling interests	-	-	-	-	-	-	5,439	5,439	5,374	10,813
Purchase of shares in subsidiaries from non-controlling interests	-	-	-	-	-	-	667	667	254	921
Issuance of ordinary shares	2,010	5,797	-	-	-	-	-	7,807	-	7,807
Options exercise	8	11	-	-	-	-	-	19	-	19
Share-based payments	-	8	-	-	-	-	-	8	-	8
Balance as at
December 31, 2019	21,998	64,160	12,818	(1,736)	4,356	(1,073)	6,106	106,629	937	107,566

Balance as at January 1, 2018	19,980	58,339	(299)	(1,736)	2,219	138	-	78,641	(1,141)	77,500
Profit (loss) for the year	-	-	1,057	-	-	-	-	1,057	(453)	604
Other comprehensive loss for the year	-	-	-	-	(823)	(365)	-	(1,188)	36	(1,152)
Total comprehensive loss for the year	-	-	1,057	-	(823)	(365)	-	(131)	(417)	(548)
Transactions with owners of the Company, recognized directly in equity:
Share-based payments	-	5	-	-	-	-	-	5	-	5
Balance as at
December 31, 2018	19,980	58,344	758	(1,736)	1,396	(227)	-	78,515	(1,558)	76,957

Ellomay Capital Ltd. and its Subsidiaries

Consolidated Statements of Changes in Equity

									Non- controlling	Total
	Attributable to shareholders of the Company								Interests	Equity
			Retained earnings (accumulated		Translation Reserve from Foreign		Transaction reserve with non- controlling
	Share	Share		Treasury		Hedging
	capital	premium	deficit)	shares	Operations	Reserve	Interests	Total
	US$ in thousands
	Convenience translation into US$ (exchange rate as at December 31, 2020: euro 1 = US$ 1.227)

Balance as at January 1, 2020	26,987	78,711	15,725	(2,130)	5,343	(1,316)	7,491	130,811	1,151	131,962
Profit (loss) for the year	-	-	(5,676)	-	-	-	-	(5,676)	(1,892)	(7,568)
Other comprehensive loss for the year	-	-	-	-	(654)	1,735	-	1,081	1,720	2,801
Total comprehensive loss for the year	-	-	(5,676)	-	(654)	1,735	-	(4,595)	(172)	(4,767)
Transactions with owners of the Company, recognized directly in equity:
Issuance of ordinary shares	3,783	22,316	-	-	-	-	-	26,099	-	26,099
Options exercise	25	-	-	-	-	-	-	25	-	25
Share-based payments	-	61	-	-	-	-	-	61	-	61
Balance as at
December 31, 2020	30,795	101,088	10,049	(2,130)	4,689	419	7,491	152,401	979	153,380

The accompanying notes are an integral part of the consolidated financial statements.

Ellomay Capital Ltd. and its Subsidiaries

Consolidated Statements of Cash Flows

	For the year ended December 31
	2020	2019	2018	2020
	€ in thousands			Convenience Translation into US$ in thousands (Note 3B)
Cash flows from operating activities

Profit (loss) for the year	(6,168)	9,784	604	(7,568)

Adjustments for:

Financing expenses, net	3,634	8,153	2,091	4,458
Capital gain	-	(18,770)	-	-
Depreciation and amortization	2,975	6,416	5,816	3,650
Share-based payment transactions	50	8	5	61
Share of profits of equity accounted investees	(1,525)	(3,086)	(2,545)	(1,871)
Payment of interest on loan from an equity accounted investee	582	370	3,036	714
Change in trade receivables and other receivables	(3,868)	403	(17)	(4,745)
Change in other assets	179	(1,950)	37	220
Change in receivables from concessions project	1,426	1,329	1,431	1,749
Change in accrued severance pay, net	-	9	15	-
Change in trade payables	190	461	633	233
Change in other payables	(1,226)	5,336	(1,565)	(1,504)
Taxes on income (tax benefit)	(125)	(287)	215	(153)
Income taxes paid	(119)	(100)	(77)	(146)
Interest received	2,075	1,719	1,835	2,546
Interest paid	(3,906)	(6,083)	(4,924)	(4,792)
	342	(6,072)	5,986	420

Net cash provided by (used in) operating activities	(5,826)	3,712	6,590	(7,148)

The accompanying notes are an integral part of the consolidated financial statements.

Ellomay Capital Ltd. and its Subsidiaries

Consolidated Statements of Cash Flows

	For the year ended December 31,
	2020	2019	2018	2020
	€ in thousands			Convenience Translation into US$ in thousands (Note 3B)
Cash flows from investing activities:

Acquisition of fixed assets	(128,420)	(74,587)	(3,708)	(157,543)
Acquisition of subsidiary, net of cash acquired (see Note 6C and Note 6D)	(7,464)	(1,000)	(1,000)	(9,157)
Compensation as per agreement with Erez Electricity Ltd.	1,418	-	-	1,740
Repayment of loan from an equity accounted investee	1,978	-	1,540	2,427
Loan to an equity accounted investee	(181)	-	-	(222)
Proceeds from sale of investments	-	34,586	-	-
Advances on account of investments	(1,554)	-	-	(1,906)
Proceeds from marketable securities	1,800	-	3,316	2,208
Acquisition of marketable securities	(1,481)	-	-	(1,817)
Proceeds from settlement of derivatives, net	-	532	664	-
Proceed (investment) in restricted cash, net	23,092	(26,003)	(3,107)	28,329
Investment in short term deposit	(1,323)	(6,302)	-	(1,623)
Repayment (grant) Loan to others	-	3,912	(3,500)	-

Net cash used in investing activities	(112,135)	(68,862)	(5,795)	(137,564)

Cash flows from financing activities:

Issuance of warrants	2,544	-	-	3,121
Repayment of long-term loans and finance lease obligations	(3,959)	(5,844)	(17,819)	(4,857)
Repayment of Debentures	(26,923)	(9,836)	(4,668)	(33,029)
Cost associated with long term loans	(734)	(12,218)	-	(900)
Proceeds from options	20	19	-	25
Sale of shares in subsidiaries to non-controlling interests	-	13,936	-	-
Acquisition of shares in subsidiaries from non-controlling interests	-	(2,961)	-	-
Issuance of ordinary shares	21,275	7,807	-	26,100
Proceeds from long term loans, net	111,357	59,298	34,745	136,611
Proceeds from issuance of Debentures, net	38,057	22,317	-	46,688
Net cash provided by financing activities	141,637	72,518	12,258	173,759

Effect of exchange rate fluctuations on cash and
cash equivalents	(1,340)	259	(133)	(1,646)

Increase in cash and cash equivalents	22,336	7,627	12,920	27,401
Cash and cash equivalents at the beginning of year	44,509	36,882	23,962	54,603

Cash and cash equivalents at the end of the year	66,845	44,509	36,882	82,004

The accompanying notes are an integral part of the consolidated financial statements.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2020

Note 1 – General

A.
Ellomay Capital Ltd. (hereinafter - the "Company"), is an Israeli Company operating in the business of renewable energy and a power generator and developer of renewable energy and power projects in Europe and Israel. As of December 31, 2020,  the Company owns six photovoltaic plants (each, a “PV Plant” and, together, the “PV Plants”) that are connected to their respective national grids and operating as follows: (i) four photovoltaic plants in Spain with an aggregate installed capacity of approximately 7.9 MWp; (ii) 51% of Talasol Solar S.L.U that owns a photovoltaic plant with a peak capacity of 300 MW in the municipality of Talaván, Cáceres, Spain and (iii) one photovoltaic plant in Israel with an aggregate installed capacity of approximately 9 MWp. In addition, the Company indirectly owns: (i) 9.375% of Dorad Energy Ltd. (hereinafter - “Dorad”), (ii) 75% of Ellomay Pumped Storage (2014) Ltd. (increased to 83.333% in January 2021), which is promoting a project to construct a 156 MW pumped storage hydro power plant in the Manara Cliff, Israel, (iii) Ellomay Solar S.L.U that is constructing a photovoltaic plant with a peak capacity of 28 MW in the municipality of Talaván, Cáceres, Spain and (iv) Groen Gas Goor B.V., Groen Gas Oude-Tonge B.V. and Groen Gas Gelderland B.V., project companies operating anaerobic digestion plants in the Netherlands, with a green gas production capacity of approximately 3 million, 3.8 million and 9.5 million (with a license to produce 7.5 million) Nm3 per year, respectively.

The ordinary shares of the Company are listed on the NYSE American and on the Tel Aviv Stock Exchange (under the symbol “ELLO”). The address of the Company’s registered office is 18 Rothschild Blvd., Tel Aviv, Israel.

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

C.	Effects of the spreading of the coronavirus:

Following the outbreak of the coronavirus (Covid-19) in China in December 2019, and the spreading of Covid-19 to many other countries since the beginning of 2020, creating the current pandemic situation, there was a decrease in economic activity in many areas around the world, including Israel, Spain and Italy. The spread of the virus has led, inter alia, to a disruption in the supply chain, a decrease in global transportation, restrictions on travel and work that were announced by the State of Israel and other countries around the world and a decrease in the value of financial assets and commodities on the markets in Israel and the world. Although the Company’s operations have not thus far been materially adversely affected by the restrictions imposed by local governments and authorities in the countries in which the Company operates, in the event restrictions are imposed, the operations of the Company, including the projects under construction and development, may be adversely affected. Also, as a result of the Covid-19 pandemic, the electricity prices in the European markets declined due to the decrease in demand, resulting in a slight decrease in the Company’s revenues in Spain.  The electricity prices in the European markets have since increased and are currently close to the electricity prices that were in effect prior to the pandemic. The spread of Covid-19 and its implications may also indirectly affect the operations of the Company, for example through changes in the prices of oil resulting in a decrease in the electricity prices, and through reduction in demand for electricity, delays in construction of projects due to curtailment of work, limited availability of components required in order to operate or construct new projects, regulatory changes by countries affected by the virus, including changes in subsidies, collection delays, delays in obtaining permits, limited availability or changes in terms of financing for future projects, limited availability of corporate financing and lower returns on potential future investments.  As a result, the Company's business and operating results could be negatively affected. The extent to which the Covid-19 pandemic impacts the business of the Company will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of Covid-19 and the actions to contain Covid-19 or treat its impact, among others. These potential affects could last until a vaccine or successful treatment plan are implemented worldwide or at least in the countries in which the Company operates.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2020

Note 1 – General (cont’d)

D.	Material events in the reporting period

1.
In December 2020, the Company indirectly acquired all issued and outstanding shares of Groen Gas Gelderland B.V. (“GG Gelderland”) through its wholly-owned subsidiary, Ellomay Luxembourg Holdings S.àr.l. (“Ellomay Luxembourg”). GG Gelderland owns an operating anaerobic digestion plant in Gelderland, the Netherlands, with a permit that enables it to produce approximately 7.5 million Nm3 per year. The Company paid €1,567 thousand for the shares and the repayment of shareholder loans. An additional shareholder loan of approximately €5,897 thousand was granted to GG Gelderland for the repayment of other existing loans as at the date of the acquisition. (See Note 6).

2.
In February 2020, the Company issued 715,000 ordinary shares and warrants to purchase an additional 178,750 ordinary shares to several Israeli institutional investors in a private placement undertaken in accordance with Regulation S of the Securities Act of 1933, as amended. The gross proceeds to the Company in connection with the private placement were NIS 50.05 million (approximately €13.5 million based on the Euro /NIS exchange rate at that time).

3.
In July 2020, the Company issued 450,000 ordinary shares to several Israeli qualified investors in a private placement undertaken in accordance with Regulation S. The Company received gross proceeds of approximately NIS 31,725 thousand (approximately €8,097 thousand based on the Euro/NIS exchange rate at that time).

4.
In October 2020, the Company completed a public offering in Israel of additional Series C Debentures and a of a new series of options ("Series 1 Options"), tradable on the Tel Aviv Stock Exchange, to purchase the Company’s ordinary shares at an exercise price per share of NIS 150 (approximately €37.5 based on the Euro/NIS exchange rate at that time) subject to adjustments upon customary terms. The Company issued an aggregate principal amount of NIS 154,000 thousand (approximately €38,520 thousand based on the Euro/NIS exchange rate at that time) of Series C Debentures and 385,000 Series 1 Options and received gross proceeds of approximately  NIS 164,200 thousand (approximately €41.1 million based on the Euro/NIS exchange rate at that time).

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2020

Note 2 – Basis of Preparation

A.	Basis of preparation of the financial statements

1.
The consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board. The operating cycle of the Company is one year.

The consolidated financial statements were authorized by the Company’s Board of Directors for issue on March 31, 2021.

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

Recoverable amount of cash generating unit:

The Company examines at the end of each reporting year whether there have been any events or changes in circumstances that indicate impairment of fixed assets. When indication of impairment revealed the company checks whether the carrying amount of the fixed assets is recoverable.

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

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2020

Note 2 – Basis of Preparation (cont’d)

B.
Significant accounting judgments, estimates and assumptions used in the preparation of the financial statements (cont'd)

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

C.	Initial application of new standards, amendments to standards and interpretations

(1)
Amendment to IFRS 3, Business Combinations (“the Amendment”)

The Amendment clarifies when a transaction to acquire an operation is the acquisition of a "business" and when it is the acquisition of a group of assets that according to the standard is not considered the acquisition of a "business". For the purpose of this examination, the Amendment added an optional concentration test which determines that if substantially all of the fair value of the acquired assets is attributable to a group of similar identifiable assets or to a single identifiable asset, this will not be the acquisition of a business. In addition, the minimum requirements for definition as a business have been clarified, and examples illustrating the aforesaid examination were added.

The Amendment is effective for transactions to acquire assets or businesses occurring in annual periods beginning on or after January 1, 2020.

Application of the Amendment will not have a material effect on the Company's financial statements. Nonetheless, the Amendment may have a material effect in the Company's future acquisitions.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2020

Note 2 – Basis of Preparation (cont’d)

C.	Initial application of new standards, amendments to standards and interpretations (cont'd)

(2)
Amendments to IFRS 9, Financial Instruments, IAS 39, Financial Instruments:

Recognition and Measurement and IFRS 7, Financial Instruments: Disclosures, Interest Rate Benchmark Reform - Phase 1 ("the Amendments")

The Amendments include several mandatory reliefs relevant for examining whether a hedging relationship affected by the uncertainty arising from the IBOR interest rate reform (a reform that in the future will lead to the replacement of interest rates such as the Libor and Euribor) qualifies for hedge accounting. Thus for example:

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

The Amendments are applicable retrospectively. The relief included in the Amendments will end prospectively on the earlier of: the date the uncertainty arising from the reform no longer exists and the date the hedging relationship was discontinued.

In the opinion of the Company, application of the Amendments is not expected to have a material effect on the financial statements. See Note 21 E regarding market risk.

(3)
Amendment to IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors and to IAS 1, Presentation of Financial Statements (“the Amendment”)

The Amendment redefines the term "materiality" so that it be used consistently in the Conceptual Framework and in the other various standards.

According to the Amendment, information is material if omitting, misstating or obscuring it could reasonably be expected to influence decisions made by the primary users on the basis of the financial statements.

The Amendment is applicable on a prospective basis for annual periods beginning on or after January 1, 2020.

In the opinion of the Company, application of the Amendment is not expected to have a material effect on the financial statements.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2020

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

Notes to the Consolidated Financial Statements as at December 31, 2020

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

Notes to the Consolidated Financial Statements as at December 31, 2020

Note 3 – Significant Accounting Policies (cont’d)

A.
Basis of consolidation and equity method accounting (cont’d)

Non-controlling interests (cont’d)

Transactions with non-controlling interests, while retaining control (cont’d)

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

Notes to the Consolidated Financial Statements as at December 31, 2020

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

Presentation Currency-

For the convenience of the reader, the reported euro figures as of December 31, 2020 and for the year then ended, are presented in dollars, translated at the representative rate of exchange as of December 31, 2020 (euro 0.815 = US$ 1.00). The dollar amounts presented in these financial statements should not be construed as representing amounts that are receivable or payable in dollars or convertible into dollars, unless otherwise indicated.

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

Notes to the Consolidated Financial Statements as at December 31, 2020

Note 3 – Significant Accounting Policies (cont’d)

C.
Financial instruments (cont’d)

Non-derivative Financial assets  (cont’d)

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

Notes to the Consolidated Financial Statements as at December 31, 2020

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

Notes to the Consolidated Financial Statements as at December 31, 2020

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

Notes to the Consolidated Financial Statements as at December 31, 2020

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

Notes to the Consolidated Financial Statements as at December 31, 2020

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

Notes to the Consolidated Financial Statements as at December 31, 2020

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

Notes to the Consolidated Financial Statements as at December 31, 2020

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

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2020

Note 3 – Significant Accounting Policies (cont’d)

Investments in associates

An investment in an associate is tested for impairment when objective evidence indicates there has been impairment such as: significant financial difficulty, probability that the associate will enter bankruptcy or other financial reorganization or losses in operation for a long period of time. Goodwill that forms part of the carrying amount of an investment in an associate is not recognized separately, and therefore is not tested for impairment separately.

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

The cost of equity-settled transactions is recognized in profit or loss, together with a corresponding increase in equity, over the period in which the service conditions are fulfilled, ending on the date on which the director or the employee becomes fully entitled to the award (the "vesting date"). The cumulative expense recognized for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the Company's best estimate of the number of equity instruments that will ultimately vest.

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

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2020

Note 3 - Significant Accounting Policies (cont’d)

H.	Employee benefits (cont’d)

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

The Company makes current deposits in respect of severance pay obligations to pay compensation to certain of its employees in their pension funds and insurance companies (the "plan assets"). Plan assets are not available to the Company's own creditors and cannot be returned directly to the Company. The liability for employee benefits is presented in the statements of financial position at present value of the defined benefit obligation less the fair value of the plan assets.

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

Notes to the Consolidated Financial Statements as at December 31, 2020

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

Notes to the Consolidated Financial Statements as at December 31, 2020

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

● Lands 20-40 years ● Machinery equipment 1-4 years

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

At inception or upon reassessment of the arrangement, the Company separates payments and other consideration required by such an arrangement into those for the lease and those for other elements on the basis of their relative fair values.  If the Company concludes for a finance lease that it is impracticable to separate the payments reliably, an asset and a liability are recognized at an amount equal to the fair value of the underlying asset. Subsequently the liability is reduced as payments are made and an imputed finance charge on the liability is recognized using the buyer’s incremental borrowing rate.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2020

Note 3 - Significant Accounting Policies (cont’d)

J.
Leases (cont’d)

Leased assets and lease liabilities

Leases, including leases of lands from the Israel Lands Administration or from other third parties, where the Company assumes substantially all the risks and rewards of ownership are classified as finance leases. Upon initial recognition the leased assets are measured and a liability is recognized at an amount equal to the lower of its fair value and the present value of the minimum lease payments. Future payments for exercising an option to extend the lease from the Israel Lands Administration are not recognized as part of an asset and corresponding liability since they constitute contingent lease payments that are derived from the fair value of the land on the future dates of renewing the lease agreement.

Subsequent to initial recognition, the asset is accounted for in accordance with the accounting policy applicable to that asset.

Prepaid lease fees to the Israel Lands Administration in respect of land leases classified as operating leases are presented on the statement of financial position as prepaid expenses and recognized in profit or loss over the lease period. The lease period takes into consideration an option to extend the lease period if at the beginning of the lease it was probable that the option will be exercised.

Lease payments

Payments made under operating leases, other than conditional lease payments, are recognized in profit or loss on a straight-line basis over the term of the lease.

Minimum lease payments made under finance leases are apportioned between the financing expense and the reduction of the outstanding liability. The financing expense is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.  Contingent lease payments are accounted for by revising the minimum lease payments over the remaining term of the lease when the lease adjustment is confirmed.

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

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2020

Note 3 - Significant Accounting Policies (cont’d)

K.	Revenue recognition (cont’d) Identifying the contract The Company accounts for a contract with a customer only when the following conditions are met:

(a)
The parties to the contract have approved the contract (in writing, orally or according to other customary business practices) and they are committed to satisfying the obligations attributable to them;

(b)	The Company can identify the rights of each party in relation to the goods that will be transferred;
(c)	The Company can identify the payment terms for the goods that will be transferred;
(d)	The contract has a commercial substance (i.e. the risk, timing and amount of the entity’s future cash flows are expected to change as a result of the contract);and
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

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2020

Note 3 - Significant Accounting Policies (cont’d)

K.
Revenue recognition (cont’d)

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

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes, except for a limited number of exceptions:

-	The initial recognition of goodwill,

-	The initial recognition of assets and liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2020

Note 3 - Significant Accounting Policies (cont’d)

L.	Income tax (cont'd)

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

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2020

Note 3 - Significant Accounting Policies (cont’d)

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

Financing expenses consist of bank charges, interest expenses on borrowings and debentures, changes in the fair value of financial assets at fair value through profit or loss, losses on hedging instruments that are recognized in profit or loss, and exchange rate differences.

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

Notes to the Consolidated Financial Statements as at December 31, 2020

Note 3 - Significant Accounting Policies (cont’d)

P.	New standards, amendments to standards and interpretations not yet adopted

(1)
Amendment to IAS 1, Presentation of Financial Statements: Classification of Liabilities as Current or Non-Current  (“the Amendment”)

The Amendment replaces certain requirements for classifying liabilities as current or non-current. Thus for example, according to the Amendment, a liability will be classified as non-current when the entity has the right to defer settlement for at least 12 months after the reporting period, and it "has substance" and is in existence at the end of the reporting period, this instead of the requirement that there be an "unconditional" right.  According to the Amendment, a right is in existence at the reporting date only if the entity complies with conditions for deferring settlement at that date. Furthermore, the Amendment clarifies that the conversion option of a liability will affect its classification as current or non-current, other than when the conversion option is recognized as equity. The Amendment is effective for reporting periods beginning on or after January 1, 2023 with earlier application being permitted. The Amendment is applicable retrospectively, including an amendment to comparative data.

The Company has not yet commenced examining the effects of applying the Amendment on the financial statements.

(2)
Amendment to IAS 37, Provisions, Contingent Liabilities and Contingent Assets  (“the Amendment”)

According to the Amendment, when assessing whether a contract is onerous, the costs of fulfilling a contract that should be taken into consideration are costs that relate directly to the contract, which include as follows:

-          Incremental costs; and

-          An allocation of other costs that relate directly to fulfilling a contract (such as depreciation expenses for fixed assets used in fulfilling that contract and other contracts).

The Amendment is effective retrospectively for annual periods beginning on or after January 1, 2022, in respect of contracts where the entity has not yet fulfilled all its obligations. Early application is permitted. Upon application of the Amendment, the entity will not restate comparative data, but will  adjust the opening balance of retained earnings at the date of initial application, by the amount of the cumulative effect of the Amendment.

The Company has not yet commenced examining the effects of applying the Amendment on the financial statements.

(3)
Amendment to IAS 16, Property, Plant and Equipment  (“the Amendment”)

The Amendment annuls the requirement by which in the calculation of costs directly attributable to fixed assets, the net proceeds from selling certain items that were produced while the Company tested the functioning of the asset should be deducted (such as samples that were produced when testing the equipment). Instead, such proceeds shall be recognized in profit or loss according to the relevant standards and the cost of the sold items will be measured according to the measurement requirements of IAS 2, Inventories. The Amendment is effective for annual periods beginning on or after January 1, 2022. Early application is permitted. The Amendment shall be applied on a retrospective basis, including an amendment of comparative data, only with respect to fixed asset items that have been brought to the location and condition required for them to operate in the manner intended by management subsequent to the earliest reporting period presented at the date of initial application of the Amendment. The cumulative effect of the Amendment will adjust the opening balance of retained earnings for the earliest reporting period presented.

The Company commences examining the effects of applying the Amendment on the financial statements.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2020

Note 3 - Significant Accounting Policies (cont’d)

P.	New standards, amendments to standards and interpretations not yet adopted (cont'd)

(4)
Amendment to IFRS 3, Business Combinations  (“the Amendment”)

The Amendment replaces the requirement to recognize liabilities from business combinations in accordance with the conceptual framework, the reason being that the interaction between those instructions and the guidance provided in IAS 37 regarding recognition of liabilities was unclear in certain cases. The Amendment adds an exception to the principle for recognizing liabilities in IFRS 3. According to the exception, contingent liabilities are to be recognized according to the requirements of IAS 37 and IFRIC 21 and not according to the conceptual framework. The Amendment prevents differences in the timing of recognizing liabilities that could have led to the recognition of gains and losses immediately after the business combination (day 2 gain or loss). The Amendment also clarifies that contingent assets are not to be recognized on the date of the business combination.

The Amendment is effective for annual periods beginning on or after January 1, 2022.

The Company has not yet commenced examining the effects of applying the Amendment on the financial statements.

(5)
Amendment to IFRS 9, Financial Instruments, IAS 39, Financial Instruments: Recognition and Measurement, IFRS 7, Financial Instruments: Disclosures, IFRS 4 Insurance Contracts and IFRS 16, Leases, Interest Rate Benchmark Reform – Phase 2 ("the Amendments")

The Amendments include practical expedients regarding the accounting treatment of modifications in contractual terms that are a result of the interest rate benchmark reform (a reform that in the future will lead to the replacement of interest rates such as the Libor and Euribor). Thus for example:

-          When certain modifications are made in the terms of financial assets or financial liabilities as a result of the reform, the entity shall update the effective interest rate of the financial instrument instead of recognizing a gain or loss.

-          Certain modifications in lease terms that are a result of the reform shall be accounted for as an update to lease payments that depend on an index or rate.

-          Certain modifications in terms of the hedging instrument or hedged item that are a result of the reform shall not lead to the discontinuance of hedge accounting.

The Amendments are applicable retrospectively as from January 1, 2021 with early application permitted. All the amendments are applicable retrospectively by amending the opening balance of equity for the annual reporting period in which the amendment was adopted without a restatement of comparative data. Restatement of comparative data is permitted if this is possible without using "hindsight".

In the opinion of the Company, application of the Amendments is not expected to have a material effect on the financial statements. See Note 21 E regarding market risk.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2020

Note 4 - Cash and Cash Equivalents

	December 31
	2020	2019
	€ in thousands
Cash	37,887	24,948
On call deposits	28,958	19,561
Cash and cash equivalents	66,845	44,509

Cash and cash equivalents in the statement of cash flows	66,845	44,509

    The Company’s exposure to credit, interest rate and currency risks, and a sensitivity analysis for financial assets, are included in Note 21 regarding financial instruments.

Note 5 - Restricted Cash, Deposits and Marketable Securities

	December 31
	2020	2019
	€ in thousands
Marketable securities (1)	1,761	2,242
Short-term restricted cash	-	22,162
Short-term deposits	8,113	6,446
Long-term restricted non-interest bearing bank deposits (2)	2,138	3,094
Restricted cash, long-term bank deposits (3)	7,793	7,862
Long-term restricted cash and deposits	9,931	10,956

(1)	During 2020, the Company invested in a traded Corporate Bond (rated BB+ by Moody's) with a coupon rate of 5.569%.
(2)
Deposits used to secure obligations towards the Israeli Electricity Authority for the license for the pumped-storage project in the Manara Cliff in Israel and to secure obligations under loan agreements (see Note 11).

(3)	Bank deposits used to secure obligations under loan agreements (see Note 11).

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2020

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

As of December 31, 2020, subordinated shareholder loans granted by the Company to Dori Energy amount to approximately NIS 35,725 thousand (approximately €9,058 thousand). The shareholder loans are linked to the Israeli CPI and bear an annual interest rate that is 3% higher than the interest Dorad is committed to pay to Dorad's financing consortium during the financial period in respect of the "senior debt" (5.1% as of December 31, 2020).

During January and November 2018, Dorad repaid interest and principal on account of shareholders loans in the aggregate amount of approximately NIS 80,000 thousand and NIS 110,000 thousand, respectively (approximately €19,265 thousand and €26,040 thousand, respectively based on the euro/NIS exchange rate at that time). During 2018, Dori Energy paid the Company an aggregate amount of approximately NIS 19,250 thousand (approximately €4,576 thousand based on the euro/NIS exchange rate at that time) as repayment of shareholders loans. In June 2019, Dorad made the final repayment of shareholders loans in the aggregate amount of NIS 19 million, of which Dori Energy received approximately NIS 3,733 thousand (approximately €896 thousand based on the euro/NIS exchange rate at that time). In connection with the June 2019 repayment by Dorad, the Company received an amount of NIS 1,500 thousand (approximately €370 thousand based on the euro/NIS exchange rate at that time). In February 2020, Dorad declared a dividend distribution of NIS 120,000 thousand (approximately €31,600 based on the euro/NIS exchange rate at that time thousand). In connection with such dividend distribution, in March 2020 Dori Energy received NIS 22,500 thousand (approximately €5,800 thousand based on the euro/NIS exchange rate at that time) and repaid an amount of NIS 10,250 thousand (approximately €2,560 thousand based on the euro/NIS exchange rate at that time) loan to the Company.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2020

Note 6 - Investee Companies and other investments (cont'd)

A.
Equity accounted investees (cont'd)

U. Dori Energy Infrastructures Ltd. (“Dori Energy”) (cont’d)–

As of December 31, 2020, Dorad provided, through its shareholders at their proportionate holdings and as required by the financing agreements executed by Dorad, guarantees in favor of the Israeli Electricity Authority, the Israeli Electric Company (“IEC”) and the Israel Natural Gas Lines Ltd. Total performance guarantees provided by Dorad amounted to approximately NIS 175,000 thousand (approximately €44,370 thousand ). The Company's indirect share of guarantees provided on behalf of Dorad by Dorad’s shareholders is approximately NIS 16,406 thousand (approximately €4,160 thousand).

On December 24, 2018 the Israeli Electricity Authority published a decision regarding “Electricity Rates for Customers of IEC in 2019” which in accordance the average production component will increase by about 3.3% from January 1, 2019 and will remain in effect to the end of 2019. On December 23, 2019, the Israeli Electricity Authority published a decision regarding "Annual Electricity Rate Update 2020", which, among other things, averaged a 7.9% decrease in the production component as of January 1, 2020, and will remain in effect to the end of 2020. On December 27, 2020, the Israeli Electricity Authority published a decision regarding “2021 Annual Update to the Electricity Rate,” which, among other things, provided for a decrease of approximately 5.7% in the average production component commencing January 1, 2021 and effective throughout 2021.

In August 2019, the Israeli Electricity Authority published a proposed resolution that is subject to a public hearing concerning an amendment to the standards governing deviations from consumption plans. These standards regulate the accounting mechanism in the event the actual consumer consumption is different than the consumption plan submitted by the electricity manufacturers, and include a mechanism protecting the manufacturers from random deviations in actual consumption volumes. The Israeli Electricity Authority proposed revoking the protections included in the aforementioned standards, claiming that the manufacturers are misusing the protections and regularly submit plans and forecasts that deviate from the actual expected consumption, and also seeks to impose financial sanctions on the manufacturers, which may be in material amounts upon the occurrence of certain deviation events. On January 27, 2020, the Israeli Electricity Authority issued a resolution amending the standards and imposing financial sanctions in cases of certain extraordinary events that may add up to significant sums. The resolution entered into effect as of September 1, 2020.

On November 22, 2020, the IEC filed a third-party notice against Dorad in connection with a class action submitted against the IEC claiming that the IEC was negligent in overseeing the private electricity manufacturers thereby damaging the electricity consumers. The claim against the IEC alleges that the private electricity manufacturers provided false reports in the consumption plans they submitted to the system manager in the IEC, based on the standards set by the Israeli Electricity Authority. At this point, based on the advice of legal counsel, Dorad cannot estimate the outcome of this legal proceeding.

The investment in Dori Energy is accounted for under the equity method.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2020

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

Notes to the Consolidated Financial Statements as at December 31, 2020

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

In May 2019, a new arbitrator was appointed and dates were set for the discovery process. The evidentiary hearings were scheduled during March-June 2020 and commencing August 2020. Due to the COVID-19 crisis, several evidentiary hearings scheduled during the period commencing March 2020 were cancelled.  Evidentiary hearings were held during June, August, September, October and November 2020 and during February and March 2021 and the parties filed several motions in connection with the discovery process, the evidentiary hearings and expert opinions. Additional evidentiary hearings are scheduled for April-May 2021. On February 15, 2021 the arbitrator approved replacing the late Mr. Hemi Raphael as the claimant with Mr. Ran Fridrich.

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

Notes to the Consolidated Financial Statements as at December 31, 2020

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

The Company estimates (after consulting with legal counsel), that as at December 31, 2020, it is not yet possible to assess the outcome of the proceeding.

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

Notes to the Consolidated Financial Statements as at December 31, 2020

Note 6 - Investee Companies and other investments (cont'd)

A.
Equity accounted investees (cont'd)

U. Dori Energy Infrastructures Ltd. (“Dori Energy”) (cont’d)–

On December 8, 2019 an evidentiary hearing was held. The parties filed their summations in writing during June and July 2020. On August 27, 2020, Dorad informed the District Court that the National Infrastructure Committee resolved, inter alia, to approve the presentation of the plan submitted by Doard in connection with the additional power plant to the District Committee’s and the public’s comments, subject to amendments. On September 9, 2020, Eilat-Ashkelon Infrastructure Services Ltd., one of the shareholders of Dorad, and its representatives on the Dorad board of directors submitted a response to the notice, claiming that the information included in the notice supports a rejection of the opening motion. Zurlo and Edelcom each filed a response on September 13, 2020 asking to remove the notice provided by Dorad from the District Court’s file. On September 17, 2020, the District Court ruled that the notice will not be removed from the file. To the Company’s knowledge, the Dorad 2 Project is currently under initial internal examination by Dorad and there can be no assurance as to if, when and under what terms it will be advanced or promoted by Dorad.

Composition of the investments

	December 31
	2020	2019
	€ in thousands

Investment in shares	24,047	23,580
Long-term loans	8,745	10,595
Deferred interest	(558)	(614)
	32,234	33,561

              Changes in investments

	2020	2019
Changes in equity and loans:	€ in thousands
Balance as at January 1	33,561	28,161
Long term loans extended	181	-
Repayment of long term loans	(2,560)	(370)
Interest and reevaluation in connection with long term loans	758	782
Deferred interest	56	54
Elimination of interest on loan from related party	(676)	(868)
The Company’s share of income	1,525	3,086
Foreign currency translation adjustments	(611)	2,716
Balance as at December 31	32,234	33,561

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2019

Note 6 - Investee Companies and other investments (cont'd)

A.	Equity accounted investees (cont'd)

              Summary financial data for investees, not adjusted for the percentage ownership held by the Company

(a)	Summary information on financial position

								Equity attributable to the owners of the Company
	Rate of ownership	Current Assets	Non-current assets	Total assets	Current liabilities	Non-current liabilities	Total liabilities		Company’s share	Surplus Costs and goodwill	Other Adjustments	Carrying Amount of investment

	%	€ in thousands
2020
Dori Energy	50	276	60,257	60,533	(256)	(16,885)	(17,141)	43,392	21,696	2,800	(449)	24,047

2019
Dori Energy	50	55	62,500	62,555	(208)	(20,864)	(21,072)	41,483	20,742	3,269	(431)	23,580

(b)	Summary information on operating results

	Rate of ownership as of December	Income for the year	Company’s share	Elimination of interest on loan from related party	Other Adjustments	Company’s share of income of investee
	%	€ in thousands
2020
Dori Energy	50	2,619	1,310	676	(461)	1,525

2019
Dori Energy	50	5,281	2,640	868	(422)	3,086

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2020

Note 6 - Investee Companies and other investments (cont’d)

B.
Pumped Storage Projects

Loan to PSP Gilboa and Related Receivables

In June, 2020, following the commencement of operations of a pumped storage project in the Gilboa, Israel, we received an amount of approximately NIS 5,500 thousand (approximately €1,418 thousand) from A.R.Z. Electricity Ltd. (“A.R.Z.”). The amount was due to us as part of an agreement between us and A.R.Z. related to the repayment of a loan we provided to A.R.Z. during 2013 and is the second and last installment under such agreement.

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

In December 2018, the Company executed a settlement agreement (the "A.R.Z. Settlement Agreement") with A.R.Z., an Israeli private company that at the time held 33.33% of Sheva Mizrakot. The A.R.Z. Settlement Agreement resolves a claim made by A.R.Z. and Mr. Raanan Aloni against the Company and its affiliates, in connection with the Manara PSP, and other disputes between such parties concerning the Manara PSP. In connection with the Manara PSP Project Finance that occurred on February 2021, and based on the A.R.Z. Settlement Agreement, A.R.Z. was required to provide its indirect share of equity investment and financing to the Manara PSP. Due to the failure to provide the required funds, Ellomay Water Plants Holdings (2014) Ltd., the Company’s wholly-owned subsidiary that holds 75% of Ellomay PS, seized E.R.Z.’s holdings in Sheva Mizrakot (33%) and, as a result, the Company’s indirect holdings in the Manara PSP increased from 75% to 83.333% in January 2021.

As of December 31, 2020, the Company paid an amount of approximately NIS 3,400 thousand (approximately €869 thousand) on account of the consideration upon the acquisition and may be required, if certain conditions and milestones are met (which conditions and milestones have not currently been met), to pay certain parties additional amounts, which in the aggregate are not expected to exceed an amount of approximately NIS 26,000 thousands (approximately €6,592 thousand).

Ellomay Pumped Storage (2014) Ltd. (“Ellomay PS”), the Company’s subsidiary, initially received a conditional license for the Manara PSP from the Israeli Minister of Energy (the “Minister”) for the construction of a pumped storage plant in the Manara Cliff with a capacity of 340 MW. The Conditional License includes several conditions precedent to the entitlement of the holder of the Prior Conditional License to receive an electricity production license.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2020

Note 6 - Investee Companies and other investments (cont’d)

B.
Pumped Storage Projects (cont’d)

On March 3, 2017, Ellomay PS filed a Petition, with the Israeli High Court of Justice against the Minister, the Electricity Authority and Kochav Pumped Storage Ltd. (“Kochav PS”). Ellomay PS has also filed concurrently with the Petition, a motion for an interim relief, which would prevent the Minister and the Israeli Electricity Authority from granting Kochav PS any approval in connection with its compliance with any milestones stipulated in its conditional license. The Petition was filed in connection with the decision of the Israeli Electricity Authority, dated February 20, 2017, to extend the following milestones deadlines stipulated in Kochav PS’s conditional license: (i) financial closing milestone deadline; and (ii) construction period for Kochav PS’s project. The Minister and the Israeli Electricity Authority claimed, amongst other claims, that the motion should be dismissed, as should the Petition. In May 2017, the Israeli High Court of Justice dismissed the Petition.

On December 27, 2017, Kochav PS filed a statement of claim against Ellomay PS with the Tel Aviv – Jaffa Magistrate Court claiming damages allegedly caused due to delays in connection with the Petition. Kochav PS claims damages in an aggregate amount of approximately NIS 4.2 million (approximately €1.02 million). Kochav PS claims damages in an aggregate amount of approximately NIS 4,238 thousand (approximately €1,020 thousand). On March 18, 2018 the Court ordered Kochav PS to submit a Letter of Commitment. In April 2018 Ellomay PS submitted a statement of defense and in August 2018 Kochav PS submitted a plea. In July 2020 the parties reached a settlement whereby Ellomay PS paid an amount of NIS 350 thousand (approximately €88 thousand).

On December 4, 2017, the Israeli Electricity Authority announced the reduction of the capacity stipulated in the Prior Conditional License issued to Ellomay PS from 340 MW to 156 MW. The reduced capacity is based on the remaining portion of the quota for pumped storage projects in Israel as determined by the Israeli Government and implemented by the Israeli Electricity Authority, which is currently 800 MW, after deducting the capacity already allocated to two projects that were at the time in more advanced stages than the Manara PSP.

On February 26, 2020, Ellomay PS retracted the Prior Conditional License issued to it, which was due to expire on February 28, 2020 because Ellomay PS did not reach financial closing by such date as was required under the milestones included in the Prior Conditional License. On the same date, Ellomay PS filed an application for a new similar conditional license for a pumped storage facility with a capacity of 156 MW.

On June, 2020, the Israeli Minister of Energy executed a new conditional license for the Manara Project (the “Conditional License”), following the retraction of the previous conditional license, which permits Ellomay PS to construct the Manara PSP. The Conditional License included several conditions precedent to the entitlement of Ellomay PS to receive an electricity production license. The Conditional License is valid for a period of seventy two (72) months commencing from the date of its approval by the Minister of Energy, subject to compliance by Ellomay PS with the milestones set forth therein and subject to the other provisions set forth therein (including a financial closing, the provision of guarantees and the construction of the pumped storage hydro power plant).

In December 2020 Ellomay PS received a land assessment from the Israel Land Authority         ("ILA"), in connection with the Manara PSP and paid approximately NIS 66,700 thousand including VAT (approximately €16,980 thousand) in consideration for the ILA’s consent to the sublease of the land on which the Manara PSP is currently planned to be constructed. The amount paid includes an amount of approximately NIS 9,900 thousand (approximately €2,520 thousand), excluding VAT, for royalties related to excess ground removal to the ILA.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2020

Note 6 - Investee Companies and other investments (cont’d)

B.	Pumped Storage Projects (cont’d)

On December 31, 2020 Ellomay PS received the conditional tariff approval for the project from the Israeli Electricity Authority that regulates the tariffs and formulas for purchasing energy from a pumped storage manufacturer connected to the transmission network for a period of 20 years beginning on the date of receipt of the permanent production license. The conditional tariff became effective following the financial closing of the Manara PSP in February 2021.

On February 11, 2021, the Manara PSP Project Finance reached financial closing. The Manara PSP Project Finance will be provided by a consortium of Israeli banks and institutional investors, arranged and led by Mizrahi-Tefahot Bank Ltd. The Manara PSP Project Finance is in the aggregate amount of NIS 1.18 billion (approximately €300 million based on the euro/NIS exchange rate as of December 31, 2020), and includes: (i) a Senior Secured Tranche at a fixed rate of interest for each drawdown, with base interest rate equal to the yield to maturity of Israeli treasury bonds with like duration of the loan drawdown, plus a spread of 3.25% per-annum during the Construction Period of the Project and a spread of 2.40% per-annum from the Actual Completion Date of the Project which proceeds the Commercial Operation Date of the Project. The Senior Secured Tranche is linked to the Israeli Consumer Price Index and is to be repaid over a period of 19.5 years from the commercial operation date; and (ii) a Subordinated Secured B Tranche at a floating rate of interest, with the base interest being the Bank of Israel rate, plus a spread of 4.35% per-annum during the Construction Period and a spread of 3.90% per-annum from the Actual Completion Date. The stated maturity of the Tranche B loan is one year less than the maturity of the Senior Secured Loan with a cash sweep mechanism that shortens its maturity to approximately 12 years from the Commercial Operation Date under the Base Case Financial Model.

The Manara PSP Project Finance includes customary terms in connection with early prepayment, acceleration of payments upon certain breaches and limitations on distributions. The Manara PSP Project Finance also includes ancillary facilities such as Standby, VAT, Guarantees and Debt Service Reserve facilities in an aggregate amount of approximately NIS 146 million (approximately €37 million based on the euro/NIS exchange rate as of December 31, 2020).

The Average Annual Debt Service Cover Ratio (ADSCR) is 1.35:1.00 under the base case financial model for the Senior Secured Tranche. The default ADSCR is 1.05:1.00.

Sheva Mizrakot and Ellomay Water undertook to provide aggregate financing of approximately NIS 353 million (approximately €90 million based on the euro/NIS exchange rate as of December 31, 2020), pro rata to their holdings in the Manara PSP.

The Manara PSP Project Finance includes mandatory cash sweeps upon certain cover ratio and other events with respect to the Senior Secured Tranche, Cash sweep payments in connection with the Subordinated Secured Tranche as mentioned above and other lender protection mechanisms. In addition, the Manara PSP Project Finance agreement permits the shareholders of the Manara PSP to withdraw a developers’ fee at the Actual Completion Date (as such term is defined in the Manara PSP Project Finance agreement) of the Manara Project, subject to availability of funding in the Standby Facility at the time and provided certain the Average ADSCR at the time is not less than a certain ratio.

Ellomay and Ampa Investments Ltd., which indirectly owns 16.667% of Ellomay PS, provided certain sponsor support undertakings towards the lenders commensurate with the size and complexity of the project and the length of the construction period.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2020

Note 6 - Investee Companies and other investments (cont’d)

B.
Pumped Storage Projects (cont’d)

In 2019 and 2020 the Company recorded approximately €3,487 thousand and €925 thousand, respectively, under project development costs. The amounts are mainly attributable to consultancy expenses for the planned construction of Manara PSP power plant. Commencing the fourth quarter of 2020, as it is probable that the Company will enjoy future economic benefits in connection with the Manara PSP, expenses in connection with the Manara PSP are capitalized as assets. As at December 31, 2020, amount of €16,607 thousand were capitalized as assets.

C.
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

In connection with the execution of the First Framework Agreement, Ellomay Luxembourg paid the developer an advance payment of approximately €1,250 thousand and undertook to pay an additional advance payment per each project when the project submits its environmental impact assessment application. In September 2020 Ellomay Luxembourg paid an additional advance payment in the amount of approximately €304 thousand.  In the event the target aggregate capacity is not achieved within a three-year period or in the event a project does not reach “ready to build” status, the advance payment will be proportionately refunded.

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

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2020

Note 6 - Investee Companies and other investments (cont’d)

C.
Development of PV Projects in Italy (cont’d)

In addition to the 265 MW mentioned above, Ellomay Luxembourg has the option to purchase approximately 37 MW that are already under development by the developer, 30 MW of which have already received the approval for connection to the Italian electricity grid.

The advancement and development of projects that will become part of the First and Second Framework Agreement is subject to various conditions, including receipt of regulatory approvals and authorizations and procurement of land rights. There can be no assurance as to the aggregate capacity of projects that will reach the “ready to build” status and as to the number and aggregate capacity of projects that Ellomay Luxembourg will decide to acquire or the success in completing construction of any of such projects. Any future decision of the Company with respect to the continued development of projects will be subject to the relevant circumstances existing at the time such decision will be made.

Composition of Advances on account of investments

	December 31
	2020	2019
	€ in thousands
On account of the Manara PSP	869	883
On account of Development of PV Projects in Italy	1,554	-
	2,423	883

Composition of short-term and long-term financial assets
	December 31
	2020	2019
	€ in thousands
Income receivable in connection with the A.R.Z. loan	-	1,418
	-	1,418

D.	Subsidiaries -

1.
Biogas Projects in the Netherlands

In July 2016, the Company, through its wholly-owned subsidiary Ellomay Luxembourg, entered into a strategic agreement (“the Ludan Agreement”), with Ludan Energy Overseas B.V. (an indirectly wholly-owned subsidiary of Ludan Engineering Co. Ltd. (TASE: LUDN)) (“Ludan”) in connection with Waste-to-Energy (specifically Gasification and Bio-Gas (anaerobic digestion)) projects in the Netherlands. Pursuant to the Ludan Agreement, subject to the fulfillment of certain conditions, the Company, through Ellomay Luxembourg, was to acquire at least 51% of each project company and Ludan will own the remaining 49%.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2020

Note 6 - Investee Companies and other investments (cont’d)

D.	Subsidiaries - (cont’d)

1.
Biogas Projects in the Netherlands (cont'd)

Groen Goor Anaerobic Digestion Project-
Pursuant to the Ludan Agreement, the Company, through Ellomay Luxembourg, acquired 51% of Groen Gas Goor B.V. (“Groen Goor”), a project company developing an anaerobic digestion plant, with a green gas production capacity of approximately 375 Nm3/h, in Goor, the Netherlands (“the Goor Plant”) during 2016.

During September 2016, the Company, through Ellomay Luxembourg, entered into two separate memorandums of understanding (“MOUs”), with Ludan, setting forth Ludan’s and the Company agreed material principles and understandings with respect to the Goor Project's EPC and O&M agreements. Pursuant to such MOUs, in November 2016 Groen Goor entered into an EPC agreement with Ludan. The Groen Goor Plant commenced operations in November 2017.

Groen Gas Oude-Tonge Anaerobic Digestion Project-
The Company, through Ellomay Luxembourg, acquired 51% of   Groen Gas Oude-Tonge B.V. (“Groen Gas Oude-Tonge”) a project company developing an anaerobic digestion plant, with a green gas production capacity of approximately 475 Nm3/h, in Oude-Tonge, the Netherlands (“the Oude-Tonge Plant”) during 2017. During April 2017, Oude-Tonge, entered into an EPC agreement with Ludan. The Oude-Tonge Plant commenced operations in June 2018.

In March 2019, the Company executed an agreement with Ludan and several entities affiliated with Ludan, for the acquisition of 49% of Groen Goor and Groen Gas Oude-Tonge in consideration for approximately €3 million. The acquisition was consummated during 2019, and the Company currently indirectly wholly-owns the Goor Plant and the Oude-Tonge Plant.

During 2020, the Company assessed the value in use of two cash generating Biogas plants in the Netherlands in the Biogas segment in light of operating losses suffered by these projects in previous years and lower results than forecasted for 2020. The examination was conducted based on projected cash flows that were discounted at a rate 6%. The examination concluded that the value in use of the plants is higher than the carrying value of the plants and therefore there is no need for a provision for impairment. The assumptions on which the examination was based could be affected by the Company’s inability to meet the budget in certain circumstances including, the prices of feedstock required in order to maintain the optimal mix of feedstock necessary to maximize performance of the plants, by technical malfunctions and by other circumstances that influence the operation of the plants.

Acquisition of a new subsidiary in the Netherlands

On December 1, 2020, the Company indirectly acquired all issued and outstanding shares of GG Gelderland through its wholly-owned subsidiary, Ellomay Luxembourg. GG Gelderland owns an operating anaerobic digestion plant in Gelderland, the Netherlands, with a permit that enables it to produce approximately 7.5 million Nm3 per year. The actual production capacity of the plant is approximately 9.5 million Nm3 per year. The Company paid €1,567 thousand for the shares and the repayment of shareholder loans. An additional shareholder loan of approximately €5,897 thousand was granted to GG Gelderland by Ellomay Luxembourg on December 1, 2020 for the repayment of other existing loans as at the date of the acquisition. The previous owners are entitled to receive an additional amount estimated at €493 thousand in connection with subsidy payments from the Dutch Government. This amount estimated will be determined and paid before June 2021. Ellomay Luxembourg has no liability to compensate the previous owners if the Dutch government pays less than the estimated amount.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2020

Note 6 - Investee Companies and other investments (cont’d)

D.	Subsidiaries - (cont’d)

1.	Biogas Projects in the Netherlands (cont'd) Identifiable assets acquired and liabilities assumed (based on provisional amounts as described hereunder):

€ thousands
Trade and other receivables	1,243
Deferred tax	488
Right of use asset	355
Fixed assets, net	13,961
Trade and other payables	(1,717)
Lease liability	(355)
Loans and borrowings	(6,511)
Net identifiable assets	7,464

Measurement of fair values

Presented hereunder is information regarding the techniques the Company used to measure the fair value of the assets and liabilities recognized as a result of the business combination:

Fixed assets

The fair value of fixed assets is based on market values. The market value of fixed assets is the estimated amount for which a fixed asset could be exchanged on the date of valuation between a willing buyer and a willing seller in an arm’s length transaction wherein the parties each acted knowledgeably. The market value is based on quoted market prices for similar items, when available, and on replacement costs when such quotes are unavailable.

Acquisition-related costs

The Company incurred acquisition-related costs of €60 thousand related to legal fees and due diligence costs. These costs have been included in general and administrative expenses in the statement of income.

2.
PV Projects in Spain

The Talasol Project-

In April 2017, the Company, through one of its subsidiaries, entered into a share purchase agreement (the “SPA”), pursuant to which it purchased the entire share capital of a Spanish company, Talasol Solar S.L.U (“Talasol”), which at the time was promoting the construction of a photovoltaic plant with a peak capacity of 300 MW in the municipality of Talaván, Cáceres, Spain (the “Talasol Project”). The SPA provides that the purchase price for Talasol's shares is €10 million that was paid following the occurrence of customary conditions subsequent.

In June 2018 Talasol, entered into an engineering, procurement & construction agreement (the "EPC Agreement") with METKA EGN Limited ("METKA EGN"). The EPC Agreement provides a fixed and lump-sum amount of €192.5 million for the complete execution and performance of the works defined in the EPC Agreement. The works include the engineering, procurement and construction of the Talasol Project and the ancillary facilities for injecting power into the grid, including a 400 kV step-up substation, the high voltage interconnection line to the point of connection to the grid and performance of two years of O&M services.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2020

Note 6 - Investee Companies and other investments (cont’d)

D.	Subsidiaries - (cont’d)

2.
PV Projects in Spain (cont’d)

The Talasol Project (cont’d)-

METKA EGN was expected to complete the works under the EPC Agreement within a period of 16 months from the commencement date. The EPC Agreement includes standard provisions, including with respect to liquidated damages in connection with delays and performance, performance guarantees, suspension and termination.

In June 2018, Talasol executed a financial power swap in respect of approximately 80% of the output of the Talasol Project for a period of 10 years (the "PPA").The power produced by the Talasol Project is expected to be sold by Talasol in the open market for the then current market power price and the PPA is expected to hedge the risks associated with fluctuating electricity market prices by allowing Talasol to secure a certain level of income for the power production included under the PPA. The PPA hedge transaction became effective in March 2019.

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

On April 17, 2019, the Company, through its wholly owned subsidiary Ellomay Luxembourg, executed a Credit Facilities Assignment and Sale and Purchase of Shares Agreement (“the Talasol SPA”), with GSE 3 UK Limited and Fond-ICO Infraestructuras II, FICC (together, “the Talasol Partners”), pursuant to which it agreed to sell to each of the Talasol Partners 24.5% of its holdings in Talasol. The Talasol SPA further provides that the Company will assign to the Talasol Partners, in equal parts, 49% of its rights and obligations under the agreements executed in connection with the project finance obtained for the Talasol Project. The transactions contemplated under the Talasol SPA were consummated in April 2019. The aggregate purchase price paid by the Talasol Partners, in the amount of approximately €16.1 million, represented 49% of the amounts withdrawn and interests accrued from and by Talasol Project’s financing as of the closing date of the Talasol SPA (approximately €4.9 million), plus a payment for 49% of Talasol’s shares (approximately €4.9 million) plus a premium of approximately €6.1 million. Of such aggregate purchase price, the payment of €1.4 million was deferred until the achievement of a preliminary acceptance certificate (PAC) under the EPC agreement of the Talasol Project. Following the achievement of PAC on January 27, 2021 the deferred payment amount of €1.4 million was received by Ellomay Luxembourg.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2020

Note 6 - Investee Companies and other investments (cont’d)

D.	Subsidiaries - (cont’d)

2.
PV Projects in Spain (cont’d)

The Talasol Project (cont’d) -

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

The Talasol PV Plant reached mechanical completion in September 2020 and was connected to the electricity grid and electricity production commenced at the end of December 2020. PAC was achieved on January 27, 2021.

The Ellomay Solar Project -

Ellomay Solar S.L.U. (“Ellomay Solar”), wholly owned by Ellomay Luxembourg, is promoting the construction of a photovoltaic plant with an installed capacity of 28 MW in the municipality of Talaván, Cáceres, Spain (the “Ellomay Solar Project”). Ellomay Solar entered into an engineering, procurement & construction agreement in connection with the Ellomay Solar Project (the “EPC Agreement”) with METKA EGN Spain S.L.U., a 100% indirect subsidiary of MYTILINEOS S.A., under the Renewables & Storage Development Business Unit. The EPC Agreement provides a fixed and lump-sum amount of €15.32 million, for the complete execution and performance of the works defined in the EPC Agreement. The works include the engineering, procurement and construction of the Ellomay Solar Project and the ancillary facilities for injecting power into the grid and performance of two years of O&M services. The EPC Agreement includes additional standard provisions, including with respect to liquidated damages in connection with delays and performance, performance guarantees, suspension and termination. METKA EGN Spain is expected to complete the works under the EPC Agreement within a period of 9 months from receipt of the Notice to Proceed. The early works commenced on March 1, 2021.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2020

Note 6 - Investee Companies and other investments (cont’d)

D.	Subsidiaries - (cont’d)

3.
Sale of Italian indirect wholly-owned subsidiaries

On December 20, 2019, the Company sold ten Italian indirect wholly-owned subsidiaries, which own twelve photovoltaic plants with an aggregate nominal capacity of approximately 22.6 MW  (the “Italian Subsidiaries”), and sold the receivables arising from shareholder loans provided to such companies. The agreed purchase price was €38.7 million (after approximately €2.3 million adjustments in connection with funds received by the Company from the Italian Subsidiaries during 2019). As a result of such sale, the Company recorded a capital gain of approximately €18.8 million.

Identifiable sold assets and liabilities:

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

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2020

Note 6 - Investee Companies and other investments (cont’d)

3.
Sale of Italian indirect wholly-owned subsidiaries (cont'd)-

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
(iii)
Indemnification in the amount of up to €2.1 million in connection with the announcement received from GSE, Italy’s energy regulation agency, by one of the Italian Subsidiaries, claiming alleged non-compliance of the installed modules with the required certifications under the applicable regulation and raising the need to examine incentive eligibility implications (the “GSE Claim”). The Company recorded this potential payment as other expenses. In 2020, with the cooperation of the acquirer of the Italian subsidiaries, an appeal was submitted to GSE. Following the positive outcomes of such appeal, the provision for the potential indemnification was cancelled.

4.
Subsidiaries – Israeli Service Concession project

In June 2017, the Company executed an agreement (the “Talmei Yosef Agreement”) to acquire 100% of the equity of an Israeli company ("Talmei Yosef") that owns (through its subsidiaries) a photovoltaic site with fixed technology and a nominal capacity of approximately 9 MWp in Talmei Yosef, Israel (the “Talmei Yosef Project”). The Talmei Yosef Project is primarily financed by an Israeli consortium led by Israel Discount Bank.

The fair value of the income receivable in connection with concession project was calculated according to the cash flows expected to be received from the Israeli Electricity Authority for a period of 16 years, discounted at a weighted interest rate of 5.9% reflecting the credit risk of the debtor.

Talmei Yosef entered into a service concession agreement with the IEC for the construction of a PV plant in Talmei Yosef. The construction of the PV plant was completed and the PV plant was connected to the grid in November 2013. Under the terms of the agreement with the IEC, Talmei Yosef will operate the PV plant for a period of 20 years as from November 15, 2013. The IEC provides the Company a guaranteed tariff for the electricity produced of NIS 0.9631 per KWp linked to the CPI as of October 2011. The service concession agreement does not contain a renewal option.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2020

Note 6 - Investee Companies and other investments (cont’d)

D.	Subsidiaries – Israeli Service Concession project (cont’d)

Asset from concession project
€ in thousands
Balance as at December 31, 2019	28,585

Total income recognized in profit or loss	1,422
Proceeds from asset from concession project	(3,018)
Foreign Currency translation adjustments	(462)

Balance as at December 31, 2020	26,527
Less current maturities	1,491
Long-term Asset from concession project	25,036

Note 7 - Trade and Other Receivables and Assets

	December 31
	2020	2019
	€ in thousands
Current Assets - Other receivables:
Government authorities	3,232	781
Income receivable	3,420	1,075
Interest receivable	36	38
Current tax	32	-
Trade receivable	382	805
Inventory	306	284
Derivatives (refer to Note 21)	78	94
Prepaid expenses and other	2,339	1,805
	9,825	4,882
Non-current Assets - Long term receivables:
Advance tax payment	-	-
Prepaid expenses associated with long term loans	2,731	12,218
Annual rent deposits	30	30
Other	1	1
	2,762	12,249

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2020

Note 8 - Fixed assets

				Office
	Photovoltaic	Pumped	Biogas	furniture and	Leasehold
	Plants	storage	installations	equipment	Improvements	Total
	€ in thousands
Cost
Balance as at January 1, 2019	98,289	-	18,656	138	52	117,135
Additions	*73,402	-	932	9	-	74,343
Disposals	*(68,908)	-	-	-	-	(68,908)
Effect of changes in exchange rates	1	-	-	-	-	1
Balance as at December 31, 2019	102,784	-	19,588	147	52	122,571

Balance as at January 1, 2020	102,784	-	19,588	147	52	122,571
Additions	120,842	16,607	558	38	-	138,045
New companies	-	-	17,233	-	-	17,233
Disposals	-	-	-	-	(52)	(52)
Effect of changes in exchange rates	-	-	-	(5)	-	(5)
Balance as at December 31, 2020	223,626	16,607	37,379	180	-	277,792

Depreciation
Balance as at January 1, 2019	28,550	-	1,192	121	52	29,915
Depreciation for the year	4,383	-	1,353	8	-	5,744
Disposals	*(27,477)	-	-	-	-	(27,477)
Balance as at December 31, 2019	5,456	-	2,545	129	52	8,182

Balance as at January 1, 2020	5,456	-	2,545	129	52	8,182
Depreciation for the year	830	-	1,457	12	-	2,299
New companies	-	-	3,272	-	-	3,272
Disposals	-	-	-	-	(52)	(52)
Effect of changes in exchange rates	-	-	-	(4)	-	(4)
Balance as at December 31, 2020	6,286	-	7,274	137	-	13,697

Carrying amounts
As at January 1, 2019	69,739	-	17,464	17	-	87,220
As at December 31, 2019	97,328	-	17,043	18	-	114,389
As at December 31, 2020	217,340	16,607	30,105	43	-	264,095

*See Note 6C

Investment in Photovoltaic Plants

Since March 4, 2010, the Company acquired seventeen photovoltaic plants located in Italy, Spain and Israel (for information in connection with the Israeli photovoltaic plant see Note 6D). In addition, the Company’s subsidiary, Talasol, constructed the Talasol PV Plant (see Note 6C 2). On December 20, 2019, the Company sold ten Italian indirectly wholly-owned subsidiaries, which own twelve of the aforementioned seventeen photovoltaic plants with an aggregate nominal capacity of approximately 22.6 MW (see Note 6C 3).

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2020

Note 8 - Fixed assets (cont’d)

Investment in Photovoltaic Plants (cont’d)

In connection with PV Plants owned by the Company as of December 31, 2020 (including the Talasol PV Plant), the Company recorded as of December 31, 2020, fixed assets at an aggregate value of approximately €223,626 thousand, in accordance with actual costs incurred. Depreciation with respect to the PV Plants in Italy (sold by the Company on December 20, 2019) was calculated using the straight-line method over 20 years commencing from the connection to the national grid that represent the estimated useful lives of the assets. Depreciation with respect to the PV Plants in Spain is calculated using the straight-line method over 25 years starting connection to the national grid that represent the estimated useful lives of the assets. During the year ended December 31, 2020, the Company recorded depreciation expenses with respect to its PV Plants in Spain of approximately €4,383 thousand.

Presented hereunder are data regarding the Company’s investments in photovoltaic plants as at December 31, 2020:

PV Plant Title	Nominal Capacity	Connection to Grid	Cost included in the Book value as at
			December 31, 2020
			€ in thousands
“Ellomay Spain – Rinconada II”	2,275 kWp	June 2010	5,509
“Rodríguez I”	1,675 kWp	November 2011	3,662
“Rodríguez II”	2,691 kWp	November 2011	6,631
“Fuente Librilla”	1,248 kWp	June 2011	3,212
"Talasol"	300 MWP	January 2021	204,196
“Ellomay Solar”	28 MWP	under construction	415

Investment in Biogas Installations

On December 1, 2020 the Company acquired GG Gelderland that owns an operating anaerobic digestion plant in Gelderland, the Netherlands, with a permit that enables it to produce approximately 7.5 million Nm3 per year. The actual production capacity of the plant is approximately 9.5 million Nm3 per year.

In connection with the Company's three Biogas Installations (see Note 6D 1), the Company recorded as of December 31, 2020, fixed assets at an aggregate value of approximately €37,379 thousand, in accordance with actual costs incurred.

Depreciation with respect to the Biogas Installations is calculated using the straight-line method over 12 years commencing from the connection to the national grid that represent the estimated useful lives of the assets. During the year ended December 31, 2020, the Company recorded depreciation expenses with respect to its Biogas Installations in the Netherlands of approximately €1,457 thousand.

Investment in Pumped storage

Commencing the fourth quarter of 2020, as it is probable that the Company will enjoy future economic benefits in connection with the Manara PSP, expenses in connection with the Manara PSP are capitalized as assets. In connection with the Company's Pumped storage (see Note 6B), the Company recorded as of December 31, 2020, fixed assets at an aggregate value of approximately €16,607 thousand, in accordance with actual costs incurred.

Capitalized borrowing costs

In the reporting period borrowing costs in the amount of €2,369 thousand were capitalized to qualifying assets for the year 2020. Those expenses are related to the construction of the Talasol PV Plant.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2020

Note 9 - Other Payables

	December 31
	2020	2019
	€ in thousands
Employees and payroll accruals	278	224
Indemnification liability (refer to Note 18D)	-	2,100
Government authorities	213	155
Lease liability (S/T)	490	225
Forward contracts closed (1)	666	-
Derivatives (refer to Note 21)	1,378	766
Warrants Liability (refer to Note 16)	2,451	-
Accrued expenses	2,376	1,430
Current tax	60	110
	7,912	5,010

(1)	The Company closed euro/USD forward contracts with an accumulated loss of approximately €666 thousand (approximately $817 thousand) that are expected to be paid in 2021.

Note 10 - Current maturities of long term loans

  Composed as follows:

	Linkage	Interest rate	December 31	December 31
	terms	2019 and 2020	2020	2019
		%	€ in thousands
Current maturities of long term bank loans (refer to Note 11)	EURIBOR	2-3.55	8,470	2,469
	Consumer price index in Israel	4.65	1,762	1,669
			10,232	4,138

	Linkage	Interest rate	December 31	December 31
	terms	2019 and 2020	2020	2019
		%	€ in thousands
Current maturities of other long term loans	EURIBOR	5.27	4,021	-
			4,021	-

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2020

Note 11 - Loans

A.	Loans details Composed as follows:

	Linkage	Interest rate	December 31	December 31
	terms	2019 and 2020	2020	2019
		%	€ in thousands
Bank loans	EURIBOR	2-3.55	127,470	25,620
	Consumer price index in Israel	4.65	17,282	19,323
			144,752	44,943

	Linkage	Interest rate	December 31	December 31
	terms	2019 and 2020	2020	2019
		%	€ in thousands
Other long term loans	EURIBOR	5.27	47,563	46,622
		2-3%	5,854	1,755
			53,417	48,377

Israel - Loans details

1.
The Company's 75% owned Israeli subsidiary promoting the Manara PSP, entered into a loan agreement with the owner of the remaining 25% of its outstanding shares, Sheva Mizrakot Ltd. The unpaid balance (principal and interest) of the loan will bear interest at an annual rate in accordance with the interest rate for the purpose of Section 3(j) of the Israeli Income Tax Ordinance in accordance with the provisions of Regulation 2(a) of the Income Tax Regulations (Determination of Interest Rate for the Purpose of Section 3(j)), 1986. The maturity date of this loan is December 31, 2025. As of December 31, 2020, the amount of the loan is €5,102 thousand.

2.
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

On December 24, 2014, Talmei Yosef entered into an additional loan agreement with the Israeli Consortium in connection with additional financing in the amount of NIS 25,000 thousand. The loan is linked to the consumer price index and bears an annual interest of 4.52%. The final maturity date of this loan is June 30, 2028.

The interest on the loan and the principal are repaid semi-annually.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2020

Note 11 - Loans (cont’d)

A.	Loans details (cont’d)

Israel - Loans details (cont’d)

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

As of December 31, 2020, the financial covenants were met.

Bio Gas - The Netherland - Loans details

1.
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

2.
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

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2020

Note 11 - Loans (cont’d)

A.	Loans details (cont’d)

Bio Gas - The Netherland - Loans details (cont’d)

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

In connection with the Loan Agreements Ellomay Luxembourg, the Company wholly-owned subsidiary: (i) provided the following undertakings to Rabobank: (a) that Groen Goor and Groen Gas Oude Tonge, as applicable, will not make distributions to its shareholders for a period of two years following the execution of the Loan Agreement, (b) that Groen Goor will not make distributions or repurchase its shares so long as the equity (including owners loans) to total assets ratio of Groen Goor is less than 40%, (c) that in the event the equity (including owners loans) to total assets ratio of Groen Goor and Groen Gas Oude Tonge  will be below 40%, its shareholders will invest the equity required in order to increase this ratio to 40%, pro rata to their holdings in Groen Goor and Groen Gas Oude Tonge, as applicable, and up to a maximum of €1.2 million, and (d) that they will provide the equity required for the completion of the Goor Project (ii) provided pledges on their respective rights in connection with the shareholders loans which each provided to Groen Goor and Groen Gas Oude Tonge, which loans shall also be subordinated by Ellomay Luxembourg in the favor of Rabobank. As of December 31, 2020, the financial covenants were met.

In addition, the Company provided a guarantee to Rabobank for the fulfillment of Ellomay Luxembourg’s undertakings set forth above.

3.
GG Gelderland entered into a senior project finance agreement (the “Gelderland Loan Agreement”), with Rabobank, that includes the following tranches: (i) four loans with principal amounts of (a) €2,453 thousand (with a fixed interest rate of 3.6% for the first five years), (b) €1,200 thousand (with a fixed interest rate of 4.5% for the first five years), (c) €400 thousand (with a fixed interest rate of 3.55% for the first five years) and (d) €2,847 thousand, (with a fixed interest rate of 4.5% for the first five years), for a period of 12 years (144 monthly payments), repayable in equal monthly installments and (ii) an on-call credit facility of €750 thousand with variable interest. An aggregate amount of €6,900 thousand was withdrawn in 2015, 2016 and 2018 on account of these loans. On November 30, 2020 GG Gelderland replaced the loan set forth in (i)(a) above which as of that date had an outstanding principal amount of €1,890 thousand, with a another loan from Rabobank with a fixed interest rate of 3.1% per year, repayable in 56 payments monthly, with a repayment of principal in one payments on August 2025. On the same date, the interest for the other loans bearing a fixed interest rate of 4.5% per year for 5 years was reduced to 3.5% per year for the next 5 years, commencing December 2020.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2020

Note 11 - Loans (cont’d)

A.	Loans details (cont’d)

Bio Gas - The Netherland - Loans details (cont’d)

In connection with the Gelderland Loan Agreement, the following securities were provided to Rabobank: (i) pledge on the present and future rights arising from the feedstock purchase agreement, the EPC agreement, the O&M agreement, the SDE subsidy, the various power and green gas purchase agreements, and the green gas certification supply agreement, (ii) pledge on all present and future (a) receivables arising from business and trade, and (b) stock and inventory including machinery and transport vehicles of GG Gelderland, and (iii) all rights/claims of GG Gelderland against third parties existing at the time of the execution of the Gelderland Loan Agreement, including rights from insurance agreements. In connection with the Gelderland Loan Agreement, Ellomay Luxembourg, the Company wholly-owned subsidiary, provided the undertaking to Rabobank that Ellomay Luxembourg will not sell the shares of GG Gelderland without the prior written consent of Rabobank.

4.
GG Gelderland, entered into a loan agreement in the end of November, 2020, with Ontwikkelingsnaatscgappij Oost-Nederland N.V. (“Oost”), as a benefit created following the corona period. The loan is with a principal amounts of €750 thousand with a fixed interest rate of 3 % per year for 3 years. The interest and the principle will be fully repaid in one single amount after 3 years. According to the agreement with Oost, the loan term may be prolonged up to 5 years.

Spain - Loans details

1.
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

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2020

Note 11 - Loans (cont’d)

A.	Loans details (cont’d)

Spain - Loans details (cont’d)

The regulatory value of the photovoltaic plants owned by the Subsidiaries is approximately €23.5 million, compared to their aggregate nominal purchase price, which was approximately €14.85 million and their aggregate book value, which was approximately €14.6 million as of September 30, 2018. The Facility Agreements includes a cash-sweep payment mechanism and obligation that applies in the event the Subsidiaries’ net debt to regulatory value ratio is equal to or higher than 0.7:1. As of December 31, 2020, the financial covenants were met.

The Subsidiaries entered into swap agreements on March 12, 2019 with respect to approximately Euro 17.6 million (with a decreasing notional principal amount based on the amortization table) until December 2037, replacing the Euribor 6 month rate with a fixed 6 month rate of approximately 1%, resulting in a fixed annual interest rate of approximately 3%. Such swap transactions qualify for hedge accounting. See Note 21 E regarding the effect of the expected transition away from Libor and Euribor.

The documents ancillary to the Facility Agreements require that security interests be provided in connection with the following: (i) the Subsidiaries’ shares (held by Ellomay Luxembourg(, (ii) pledges over accounts, (iii) pledges over relevant agreements including hedging agreements; and (iv) promissory equipment mortgage.

Talasol - Loans details

1.
On April 30, 2019, the Talasol Project reached financial closing in the aggregate amount of approximately €158.5 million (“the Project Finance”). The Project Finance consists of several facilities from Deutsche Bank AG and from the European Investment Bank (“EIB”). The Talasol Project Finance includes the following facilities:

(a)     a term facility in the amount of approximately €65.9 million, with a term ending on September 30, 2033, repaid in unequal sculptured semi-annual installments. Loan amounts drawn from this facility will bear an annual interest of EURIBOR (with a zero floor and synchronous with the applicable interest period described below) plus a margin determined based on the stage of the Talasol Project. The applicable margins are: (i) 2.25% until technical completion, (ii) 2% from technical completion until the 5th anniversary of technical completion, (iii) 2.25% from the 5th anniversary of technical completion until the termination date of the financial power swap agreement that Talasol entered into last June (see Note 21) (the “PPA”, i.e., September 30, 2030), and (iv) 2.5% from the termination date of the PPA until the end of the term of the commercial term facility. As of December 31, 2020, the Company made €54.3 million withdrawals on account of this facility;

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

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2020

Note 11 - Loans (cont’d)

A.	Loans details (cont’d)

Talasol - Loans details (cont’d)

(c)      VAT facility in the amount of €6.67 million, with a term ending on June 30, 2021, repaid by using balances available in the VAT reimbursement account but in no event later than June 30, 2021. Loan amounts drawn from this facility will bear an annual interest of 1 month EURIBOR (with a zero floor) plus a margin of 2%. As of December 31, 2020, the amount of the VAT facility is €58 thousand;

(d)      a letter of credit facility in the initial amount of €12 million, with a term ending on September 30, 2030, to be repaid in full on its termination date and bearing an annual interest of (i) 1.25% for amounts cash covered, and (ii) 2% for any other amounts;

(e)      a term facility in the amount of €65 million from EIB, granted under the Investment Plan for Europe known as the Juncker Plan, with a term ending on September 30, 2033, repaid in unequal sculptured semi-annual installments. Loan amounts drawn from this facility will bear an annual interest of EURIBOR synchronous with the applicable interest period plus a margin (expected to be 1.76%). As of December 31, 2020, the Company made €53.6 million withdrawals on account of this facility; and

(f)      a revolving debt service reserve facility from the EIB in the amount of €4.45 million granted by EIB under the Investment Plan for Europe, with a term ending on the earlier of: (i) September 30, 2033 or (ii) the date on which the commercial term loan set forth under (e) above has been repaid in full. Loans drawn from this facility will bear an annual interest of 6 month EURIBOR (with a zero floor) plus a margin, which is expected to be similar to the CFL Debt Service Reserve Facility under (b) above.

During the construction period, interest payments on the term, revolving debt and VAT facilities are made on a monthly basis, and semi-annually thereafter (commencing March 31, 2021). The VAT facilities’ interest period, however, remains on a monthly basis. The agreements executed in connection with the Talasol Project Finance provide for mandatory prepayment upon the occurrence of certain events and various customary representations, warranties and covenants, including covenants to maintain a Historic and Projected DSCR not lower than 1.05:1, and not to make distributions in the event that: (i) the Historic and Projected DSCR will be lower than 1.15:1.0 and (ii) the Loan Life Cover Ratio will be lower than 1.20:1.0. The facilities provided by the EIB include certain other representations and undertakings mandated by applicable EU regulation.

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

In connection with the Talasol Project Finance, Ellomay Luxembourg, and the parent company of Talasol, and the Company undertook separately to (indirectly) retain at least 50.1% of the shares in Talasol and not to buy any debt of, or hedging claims against, Talasol from the entities providing the financing to the Talasol Project.

On April 30, 2019, Talasol entered into a swap agreement for an amount equal to at least 95% of the maximum amount of the term facilities and replacing the Euribor 6 month rate with a fixed 6 month rate of approximately 0.9412%. See Note 21 E regarding the effect of the expected transition away from Libor and Euribor.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2020

Note 11 - Loans (cont’d)

A.	Loans details (cont’d)

Talasol - Loans details (cont’d)

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

2.
On April 30, 2019, following the financial closing of Talasol Project and sale of 49% holdings of the Talasol Project, Talasol entered into a loan agreement with GSE 3 UK Limited and Fond-ICO Infraestructuras II, FICC (the minority shareholders of Talasol, each of whom owns 24.5% of Talasol). The unpaid balance (principal and interest) of the loan will bear interest of Euribor 6 mount plus 5.27%. The maturity date of this loan is December 31, 2037. As of December 31, 2020, the amount of the loan is €47,563 thousand.

B.        The aggregate annual maturities are as follows:

	December 31	December 31
	2020	2019
	€ in thousands
Second year	12,910	7,656
Third year	13,034	5,274
Fourth year	12,539	5,342
Fifth year	13,264	5,242
Sixth year and thereafter	132,169	65,668

Long-term loans	183,916	89,182
Current maturities	14,253	4,138
	198,169	93,320

C.
In order to minimize the interest-rate risk resulting from liabilities to banks and financing institutions in Italy linked to the Euribor, the Company executed swap transactions. For more information , see Note 21.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2020

Note 11 - Loans (cont’d)

D.        Movement in liabilities deriving from financing activities

		Liabilities
		Loans and
	Note	borrowings	Debentures	Total
		€ in thousands
Balance as at January 1, 2020		93,320	71,584	164,904
Changes from financing cash flows
Proceeds from issue of debentures	12	-	38,057	38,057
Repayment of Debentures	12	-	(26,923)	(26,923)
Receipt of loans	11	111,357	-	111,357
Repayment of loans	11	(3,959)	-	(3,959)
Accrued interest	11	822	-	822
Transaction costs related to borrowings		(9,538)	247	(9,291)
Purchase of the operation (see note 6D)		6,511	-	6,511
Total net financing cash flows		198,513	82,965	281,478

Effect of changes in foreign exchange rates		(344)	(241)	(585)

Balance as at December 31, 2020		198,169	82,724	280,893
Note 12 - Debentures

A.          Composed as follows:

	December 31, 2020		December 31, 2019
	Face value	Carrying amount	Face value	Carrying amount
	€ in thousands		€ in thousands
Debentures	83,499	82,724	72,137	71,584
Less current maturities	10,849	10,600	26,928	26,773
Total long-term debentures	72,650	72,124	45,209	44,811

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

Notes to the Consolidated Financial Statements as at December 31, 2020

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

The Series A Debentures bore a fixed interest at the rate of 4.6% per year and were not linked to the Israeli CPI or otherwise.

The Series A Deed of Trust included customary provisions and also includes the following: (i) a negative pledge such that the Company may not place a floating charge on all of its assets, subject to certain exceptions, and (ii) an obligation to pay additional interest for certain security rating downgrades, up to an increase of 1% for a decrease of four rating levels compared to the rating at the time of issuance of the Series A Debentures.

The Series A Deed of Trust further included a number of customary causes for immediate repayment, including a default in connection with certain financial covenants for two consecutive financial quarters, which is not cured within the cure period set forth in the Series A Deed of Trust. The financial covenants are as follows:

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

The Series A Deed of Trust further provided that the Company may make distributions (as such term is defined in the Companies Law, e.g. dividends), to shareholders, provided that: (a) the Company’s equity following such distribution will not be less than $75 million, (b) the Company shall meet the financial covenants set forth above prior to and following the distribution, (c) the Company will not distribute more than 75% of the distributable profit and (d) the Company will not distribute dividends based on profit due to revaluation (for the removal of doubt, negative goodwill will not be considered a revaluation profit).

In December 2019, the Company announced the early repayment of  the entire outstanding principal of the Company’s Series A Debentures pursuant to the terms of the deed of trust governing these Debentures.

The early repayment amount was the sum of approximately NIS 80.1 million (approximately €20.8 million) in principal, the sum of approximately NIS 0.05 million (approximately €0.01 million) in accrued interest and a prepayment charge of approximately NIS 5.7 million (approximately €1.5 million), amounting to an aggregate repayment amount of approximately NIS 85.9 million (approximately €22.3 million). On December 30, 2019, the funds designated for such repayment were transferred to the nominee company.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2020

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

Notes to the Consolidated Financial Statements as at December 31, 2020

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

As of December 31, 2020, the financial covenants were met.

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

Series C Debentures

On July 25, 2019, the Company issued Series C Debentures due June 30, 2025 in a public offering in Israel in the aggregate principal amount of NIS 89,065 thousand (approximately €22,690 thousand based on the Euro /NIS exchange rate at that time). The Series C Debentures bear fixed interest at the rate of 3.3% per year and are not linked to the Israeli CPI or otherwise. The gross proceeds of the offering were NIS 89,065 thousand and the net proceeds of the offering, net of related expenses such as consultancy fee and commissions, were approximately NIS 87,600 thousand (approximately €22,317 thousand). On October 26, 2020, the Company completed a public offering in Israel of additional Series C Debenture and a of Series 1 Options. The Company issued an aggregate principal amount of NIS 154 million (approximately €38.5 million) of Series C Debentures and 385,000 Series 1 Options. The gross proceeds from the offering were NIS 164.2 million (approximately €41.1 million) and the net proceeds of the offering, net of related expenses such as consultancy fee and commissions, were approximately NIS 162.4 million (approximately €40.3 million).

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2020

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

The Series C Deed of Trust includes a number of customary causes for immediate repayment, including a default with certain financial covenants for two consecutive financial quarters, and includes a mechanism for the update of the annual interest rate of the Series C Debentures in the event the Company do not meet certain financial covenants. The financial covenants are as follows:

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

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2020

Note 12 – Debentures (cont’d)

B.	Debentures – Details (cont'd)

Series C Debentures (cont’d)

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

The Series C Deed of Trust further provides that the Company may make distributions (as such term is defined in the Companies Law, e.g. dividends), to its shareholders, provided that: (a) the Company will not distribute more than 75% of the distributable profit, (b) the Company will not distribute dividends based on profit due to revaluation (for the removal of doubt, negative goodwill will not be considered a revaluation profit), (c) the Company is in compliance with all of its material undertakings to the holders of the Series C Debentures and (d) on the date of distribution and after the distribution no cause for immediate repayment exists. The Company is also required to maintain the following financial ratios (which are calculated based on the same definitions applicable to the financial covenants set forth above) after the distribution: (i) balance sheet equity not lower than €70 million, (ii) Ratio of Net Financial Debt to CAP, Net not to exceed 60%, and (iii) Ratio of Net Financial Debt to Adjusted EBITDA, shall not be higher than 8, and not to make distributions if the Company do not meet all of its material obligations to the holders of the Series C Debentures and if on the date of distribution and after the distribution a cause for immediate repayment exists.

As of December 31, 2020, the financial covenants were met.

C.        The aggregate annual maturities are as follows:

	December 31	December 31
	2020	2019
	€ in thousands
Second year	13,716	6,927
Third year	15,322	8,098
Fourth year	24,629	9,714
Fifth year	18,457	13,195
Sixth year and thereafter	-	6,877

Long-term loans	72,124	44,811
Current maturities	10,600	26,773
	82,724	71,584

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2020

Note 13 - Other Long-term Liabilities

	December 31	December 31
	2020	2019
	€ in thousands
Forward contracts closed (1)	486	1,767
Liabilities for employees benefits	27	28

	513	1,795

(1)
The Company closed euro/USD forward contracts with an accumulated loss of approximately €1,767 thousand (approximately $1,982 thousand) in 2019 that are expected to be paid in 2021 and 2022. For the amount expected to be paid in 2021, please see note 9.

Note 14 - Leases

Leases in which the Company is the lessee

The Company applies IFRS 16, Leases, as from January 1, 2019. The Company has lease agreements with respect to lessees of lands and machinery equipment.

1.         Information regarding material lease agreements entered into during the period

a.
The Company leases land in Spain from private lessors for a period of approximately 35 years, on which it sets up Ellomay Solar photovoltaic site. The contractual period of the aforesaid lease agreements ends on February, 2056. A lease liability in the amount of €1,789 thousand and right-of-use asset in the amount of €1,789 thousand have been recognized in the statement of financial positon as at December 31, 2020 in respect of leases of land.

b.
The Company leases machinery equipment in Gelderland, the Netherlands for a period of approximately 1-4 years, on which the Biogas Installations plant in Gelderland is located. The contractual period of the aforesaid lease agreements ends on October 1st, 2024. A lease liability in the amount of €355 thousand and right-of-use asset in the amount of €355 thousand have been recognized in the statement of financial positon as at December 31, 2020 in respect of leases of machinery equipment.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2020

Note 14 - Leases (cont'd)

Leases in which the company is the lessee (cont'd)

2.         Right-of-use assets

	Gelderland	Spain	Talasol	Talmei Yosef	Total
	€ in thousands
Cost

Balance as at January 1, 2020	-	1,235	12,686	1,688	15,609
Additions	-	1,789	-	10	1,799
New companies	355	-	-	-	355
Disposals	-	-	-	-	-
Effect of changes in exchange rates	-	-	-	(26)	(26)
Balance as at December 31, 2020	355	3,024	12,686	1,672	17,737

Depreciation

Balance as at January 1, 2020	-	75	30	103	208
Depreciation for the year	-	75	139	106	320
New companies	-	-	-	-	-
Disposals	-	-	-	-	-
Balance as at December 31, 2020	-	150	169	209	528

Carrying amounts
As at January 1, 2019	-	-	-	-	-
As at December 31, 2019	-	1,160	12,656	1,585	15,401
As at December 31, 2020	355	2,874	12,517	1,463	17,209

3.         Lease liability

Maturity analysis of the company's lease liabilities

December 31, 2020
€ in thousands
Less than one year	489
One to five years	2,096
More than five years	15,203

Total	17,788

Current maturities of lease liability	489

Long-term lease liability	17,299

4.         Additional information on leases

(a)       Amounts recognized in profit or loss

2020
€ in thousands
Interest expenses on lease liability	494

Total	494

(b)          Short-term leases

As mentioned in Note 3J regarding significant accounting policies, the Company accounts for short-term leases and leases of low-value assets as expense on a straight-line basis over the lease term, instead of a right-of-use asset and lease liability. These leases include office space.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2020

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

This annual management fee was increased to $400 thousand in June 2013 (approximately €326 thousand, based on the NIS/euro exchange rate as at December 31, 2020 following approval by the Audit Committee, Compensation Committee, Board of Directors and by the Company's shareholders at the shareholders' meeting held in June 2013. The current term of the Management Agreement is until June 17, 2022.

The Company sub-leases a small part of its office space to a company controlled by Mr. Shlomo Nehama, the Company's chairman of the Board and a controlling shareholder, at a price per square meter based on the price that it pays under its lease agreements. This sub-lease agreement was approved by the Company's Board of Directors.

B.	Compensation to key management personnel and interested parties (including directors)

Directors and officers participate in the Company’s share option programs. For further information see Note 17 regarding share-based payments.

Compensation to key management personnel and interested parties that are employed by the Company:

	Year ended December 31
	2020		2019		2018
	Number of		Number of		Number of
	People	Amount	People	Amount	People (*)	Amount
		€ thousands		€ thousands		€ thousands
Short-term employee
Benefits	3	880	3	689	2	371
Post-employment
Benefits	2	62	2	56	2	48
Share-based payments	1	-	1	29	2	-

* Including retired employees that were not employed throughout the entire year.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2020

Note 15 - Transactions and Balances with Related Parties (cont'd)

B.	Compensation to key management personnel and interested parties (including directors) (cont’d)

Compensation to key management personnel (including directors but excluding compensation paid under the Management Agreement) that are not employed by the Company:

	Year ended December 31
	2020		2019		2018
	Number of		Number of		Number of
	people	Amount	people	Amount	People (*)	Amount
		€ thousands		€ thousands		€ thousands
Total compensation to
directors not employed
by the Company	3	63	3	72	3	49
share-based payments	3	34	3	9	3	5

C.        Debts and loans to related and interested parties

	The terms of the loan		Balance as at December 31		Interest income recognized instatement of
	Interest	Linkage			income for the year endedDecember 31
	rate	base	2020	2019	2020	2019	2018
	%		€ thousands
Dori Energy	8.1 (*)	NIS+CPI	8,745	10,595	620	814	1,130

(*)  See Note 6A

Note 16 - Equity

A.        Composition of share capital

	December 31, 2020			December 31, 2019			December 31, 2018
		Issued and			Issued and			Issued and
	Authorized	Outstanding(1)		Authorized	outstanding(1)		Authorized	Outstanding
Number of shares
Ordinary shares Of NIS 10.00 par value each	17,000,000	12,652,094	(1)	17,000,000	11,479,094	(1)	17,000,000	10,675,508	(1)

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

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2020

Note 16 - Equity (cont'd)

A.	Composition of share capital (cont'd)

In February 2020, the Company issued 715,000 ordinary shares and warrants to purchase an additional 178,750 ordinary shares to several Israeli institutional investors in a private placement undertaken in accordance with Regulation S of the Securities Act of 1933, as amended. The price per share was set at NIS 70 (approximately €18.9 based on the Euro /NIS exchange rate at that time). The warrants are exercisable for a period of one year, with an exercise price of NIS 80 (approximately €21.6) per ordinary share. The gross proceeds to the Company in connection with the private placement were NIS 50.05 million (approximately €13.5 million based on the Euro /NIS exchange rate at that time).

Of the total proceeds, an amount of approximately NIS 1,182 million (approximately €320 thousand based on the Euro/NIS exchange rate at that time) was recognized in other liabilities in connection with these warrants. As of December 31, 2020, the amount of the liability was €127 thousand.

During January and February 2021, Israeli institutional investors who purchased the Company's ordinary shares and warrants convertible into ordinary shares in a private placement consummated in February 2020, exercised all of the warrants issued to them in such private placement. As a result of the exercises, the Company issued an aggregate of 178,750 ordinary shares, at a price per ordinary share of NIS 80 (approximately €20.3 based on the Euro/NIS exchange rate as of December 31, 2020), and received gross proceeds of NIS 14,300 thousand (approximately €3,626 thousand based on the Euro /NIS exchange rate as of December 31, 2020).

On July 20, 2020, the Company issued 450,000 ordinary shares to several Israeli qualified investors in a private placement undertaken in accordance with Regulation S. The price per share was NIS 70.5 (approximately €18 based on the Euro/NIS exchange rate at that time) and received gross proceeds of approximately NIS 31,725 thousand (approximately €8,097 thousand based on the Euro/NIS exchange rate at that time).

On October 26, 2020, the Company completed a public offering in Israel of additional Series C Debenture and a of the Series 1 Options, tradable on the Tel Aviv Stock Exchange, to purchase the Company’s ordinary shares at an exercise price per share of NIS 150 (approximately €37.5 based on the Euro/NIS exchange rate at that time) (subject to adjustments upon customary terms). The Company issued an aggregate principal amount of NIS 154,000 thousand (approximately €38,520 thousand based on the Euro/NIS exchange rate at that time) of Series C Debentures and 385,000 Series 1 Options. The gross proceeds from the offering were NIS 164,200 thousand and the net proceeds of the offering, net of related expenses such as consultancy fee and commissions, were approximately NIS 162,400 thousand (approximately €40,281 thousand based on the Euro/NIS exchange rate at that time). Of the total proceeds, an amount NIS 8,891 thousand (approximately €2,224 thousand based on the Euro/NIS exchange rate at that time) was recognized in long term liabilities in connection with these options.

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

Notes to the Consolidated Financial Statements as at December 31, 2020

Note 16 - Equity (cont'd)

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

In May 2015, the Company’s Board of Directors approved the repurchase of up to $3,000 thousand (approximately €2,700 thousand) of the Company’s ordinary shares. The authorized repurchases were to be made from time to time in the open market on the NYSE American and Tel Aviv Stock Exchange or in privately negotiated transactions. The timing, volume and nature of share repurchases were at the sole discretion of management and will be dependent on regulatory restrictions, market conditions, the price and availability of the Company’s ordinary shares, applicable securities laws and other factors, including compliance with the terms of the Series A and Series B Debentures, which were then outstanding. The buyback program did not obligate the Company to acquire a specific number of shares in any period. As of December 31, 2020, the Company repurchased 172,391 ordinary shares at an aggregate purchase price of $1,477 thousand (approximately €1,204 thousand based on the Euro/NIS exchange rate as of December 31, 2020) in the NYSE American under this buyback program.

On March 23, 2016, the Company announced the decision to distribute a cash dividend in the amount of $0.225 per share (an aggregate distribution of approximately $2.4 million). The Company distributed this dividend in April 2016.

The Company did not declare or pay a cash dividend during 2017 - 2020 and did not repurchase any of its ordinary shares during 2018 - 2020.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2020

Note 17 - Share-Based Payment

A.        Expenses recognized in the financial statements

The expenses recognized in the financial statements for services received from directors and employees is shown in the following table:

	Year ended December 31
	2020	2019	2018
	€ thousand
Expenses arising from share-based payment
Transactions	50	8	5

The share-based payments that the Company granted to its employees and directors are described below. The share option plans were extended for an additional ten-year period in 2018. Other than the extension, there have been no modifications or cancellations to any of the share options plans during 2020, 2019 or 2018. The amount recognized as an expense is adjusted to reflect the actual number of share options that are expected to vest.

A.        Expenses recognized in the financial statements (cont’d)

The fair value of the options is estimated using a Black-Scholes options pricing model with the following weighted average assumptions:

	Year ended December 31
	2020	2019	2018
Dividend yield	0%	0%	0%
Expected volatility	0.427	0.428	0.384
Risk-free interest	0.11%	1.73%	2.67%
Expected life (in years)	2-3	2-3	2-3

All options granted during 2020, 2019 and 2018 were granted with exercise price equal to or higher than the market price on the date of grant. Weighted average fair values and exercise price of options on dates of grant are as follows:

	Equal market price
	2020	2019
	US$
Weighted average exercise prices	28.91	11.41

Weighted average fair value on grant date	9.63	3.4

B.        Stock Option Plans

In December 1998, the Company's shareholders approved the non-employee director stock option plan (the "1998 Plan"). Each option granted under the 1998 Plan originally vested immediately and expires after 10 years. Generally, the Company grants options under the plan with an exercise price equal to the market price of the underlying shares on the date of grant. An aggregate amount of not more than 75,000 ordinary shares was reserved for grants under the 1998 Plan.  The original expiration date of the 1998 Plan pursuant to its terms was December 8, 2008 (10 years after its adoption).  In January 2008 and June 2018, the term of the 1998 Plan was extended and as a result it will expire on December 8, 2028, unless earlier terminated by the Board. In connection with the adoption of the Company's compensation policy in 2013, the 1998 Plan was amended to provide that options granted under the 1998 Plan will become exercisable based on the vesting schedule determined in the approvals of the option grant. During each of the years 2020, 2019 and 2018, the Company granted to independent directors options to purchase an aggregate amount of 3,000 ordinary shares under the 1998 Plan.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2020

Note 17 - Share-Based Payment (cont'd)

As of December 31, 2020, 16,332 options are outstanding and 29,667 ordinary shares are available for future grants under the 1998 Plan.

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

As of December 31, 2020, options to purchase 14,803 ordinary shares are outstanding and 580,206 ordinary shares are available for future grants under the 2000 Plan. Options that are cancelled or forfeited become available for future grant.

C.        Changes during the year:

The following table lists the number of share options, the weighted average exercise prices of share options during the current year:

	2020		2019		2018
		Weighted		Weighted		Weighted
		Average		average		Average
	Number of	Exercise	Number of	exercise	Number of	Exercise
	options	Price	options	price	options	Price
		US$		US$		US$
Outstanding at
beginning of year	34,886	8.09	27,169	7.82	25,502	7.54
Granted during
the year	4,249	28.91	18,303	11.41	3,000	8.95
Exercised during
the year	(8,000)	7.87	(3,586)	6.27	-	-
Expired during
the year	-	-	(7,000)	8.25	(1,333)	5

Outstanding at
end of year	31,135	12.94	34,886	9.83	27,169	7.82
Exercisable at
end of year	17,018	6.3	16,583	8.09	24,169	7.68

D.
The weighted average remaining contractual life for the share options outstanding as of December 31, 2020 was 7.62 years (as of December 31, 2019 was 7.33 years and as of December 31, 2018 was 5.51 years).

E.
The range of exercise prices for share options outstanding as of December 31, 2020: $5.55- $34.44 (as of December 31, 2019 the range was $5.55- $13 and as of December 31, 2018 the range was $4.7- $9.37).

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2020

Note 18 - Details of the Statements of Profit or Loss and Other Comprehensive Income (Loss)

A.        Financing income and expenses:

1.         Financing income

	For the year ended December 31
	2020	2019	2018
	€ in thousands
Interest income and consumer price index in Israel in connection to concession project	1,423	1,757	1,948
Interest income	553	70	291
Change in fair value of derivatives, net	1,094	897	494
Consumer price index in Israel for loan	103	-	-
Swap interest	55	-	-
Gain from exchange rate differences, net	-	-	697
Total financing income	3,228	2,724	3,430

2.         Financing expenses

	For the year ended December 31
	2020	2019	2018
	€ in thousands
Swap interest	-	270	206
Debentures interest and related expenses	2,155	4,696	2,604
Interest on loans	1,518	(*) 2,325	2,330
Consumer price index in Israel for loan	-	102	171
Bank charges and other commissions	576	585	210
Forward loss	-	513	-
Interest on lease liability	494	(*) 341	-
Loss from exchange rate differences, net	2,119	2,045	-
Total financing expenses	6,862	10,877	5,521

(*) Reclassification

B.        Operating Costs, Depreciation and Amortization

	For the year ended December 31
	2020	2019	2018
	€ in thousands
Depreciation from fixed assets	2,299	5,744	5,500
Depreciation from Right-of-use assets	320	321	-
Amortization	356	351	316
Professional services	466	663	375
Annual rent	16	9	390
Operating and maintenance services	4,025	5,322	4,942
Insurance	178	344	245
Other	266	300	390
Total operating costs	7,926	13,054	12,158

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2020

Note 18 - Details of the Statements of Profit or Loss and Other Comprehensive Income (Loss) (Cont'd)

C.        General and administrative expenses

	For the year ended December 31
	2020	2019	2018
	€ in thousands
Salaries and related compensation	1,442	1,324	1,016
Professional services	2,057	1,978	2,185
Other	1,013	525	399
Total general and administrative expenses	4,512	3,827	3,600

D.        Other income (expense), net

	For the year ended December 31
	2020	2019	2018
	€ in thousands
Other income in connection with the A.R.Z. electricity pumped storage project (see Note 6B)	-	-	73
Compensation from contractor (*)	-	-	811
Other (**)	2,100	(2,100)	-
Total other income (expenses), net	2,100	(2,100)	884

(*) Compensation from EPC and O&M contractor of the Company's Biogas projects in Netherlands due to deficiencies in the operation of these projects.

(**) Indemnification in the amount of up to €2.1 million in connection with the announcement received from GSE, Italy’s energy regulation agency, by one of the Italian Subsidiaries, claiming alleged non-compliance of the installed modules with the required certifications under the applicable regulation and raising the need to examine incentive eligibility implications (the “GSE Claim”). The Company recorded this potential payment as other expenses. In 2020, with the cooperation of the acquirer of the Italian subsidiaries, an appeal was submitted to GSE. Following the positive outcomes of such appeal, the provision for the potential indemnification was cancelled.

E.        Revenues

	For the year ended December 31
	2020	2019	2018
	€ in thousands
Revenues from the sale of solar electricity	2,577	13,069	12,593
Revenues from the sale of gas and power produced by anaerobic digestion plants	6,002	4,786	4,483
Revenues from concessions project	1,066	1,133	1,041
Total Revenues	9,645	18,988	18,117

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2020

Note 19 - Taxes on Income

A.        Regional Taxation

Israeli taxation

Presented hereunder are the tax rates relevant to the Company in the years 2018-2020:
2018 – 23%, 2019 – 23% and 2020 – 23%.

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

As a result of the reduction in the tax rate, the deferred tax balances as at December 31, 2019 and 2020 were calculated according to the new tax rates specified in the Economic Efficiency Law (Legislative Amendments for Achieving Budget Objectives in the Years 2017 and 2018), at the tax rate expected to apply on the date of reversal.

Luxembourg taxation

Corporate Income Tax rate is 29.22%. Minimum tax payments are made based on the entity’s total assets and are considered as a conditional advance tax payment on corporate income tax due in future tax periods.

Italian taxation

As a rule, corporate income tax (named IRES from 2004) is payable by all resident companies on income from any source, whether earned in Italy or abroad, at the rate of 24%.

Both resident and non-resident companies are subject to regional income tax (IRAP), but only on income arising in Italy at the rate from 0% (for a short period of couple of years) to 4.82%, depending on the Region.

Spanish taxation

As a rule, corporate income tax is payable by all resident companies on income from any source, whether earned in Spain or abroad at the rate of 25%.

The Netherlands taxation

The Dutch corporate income tax rate was 20% on the first EUR 200,000 of taxable profits, and 25% on taxable profits exceeding that amount. The tax authorities announced at the end of 2020 the following: In 2020, the Dutch corporate income tax rate will be 16.5% on the first EUR 200,000 of taxable profits, and 25% on taxable profits exceeding that amount. In 2021, the Dutch corporate income tax rate will be 15% on the first EUR 245,000 of taxable profits, and 25% on taxable profits exceeding that amount. In 2022, the Dutch corporate income tax rate will be 15% on the first EUR 395,000 of taxable profits, and 25% on taxable profits exceeding that amount.

Dutch tax laws provide for an Energy Investment Allowance (“EIA”) – a tax advantage for companies in the Netherlands that invest in energy-efficient technology that meet the Energy List requirements, allowing a deduction of 58% in 2017 and 45.5% from 2021 of the investment costs from the corporate income, on top of the usual depreciation. The right to the EIA is declared with the tax return, provided the investment is timely reported to the Dutch Enterprise Agency.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2020

Note 19 - Taxes on Income (cont’d)

B.        Composition of income tax benefit (taxes on income):

	For the year ended December 31
	2020	2019	2018
	€ in thousands
Current tax income (expense)
Current year	(119)	(741)	(438)
Adjustments for prior years, net	(4)	(14)	26
	(123)	(755)	(412)
Deferred tax income
Creation and reversal of temporary differences	248	1,042	197

Tax benefit (taxes on income)	125	287	(215)

C.        Reconciliation between the theoretical tax on the pre-tax profit and the tax expense:

	2020	2019	2018
	€ in thousands

Profit (loss) before taxes on income	(6,293)	9,497	819
Primary tax rate of the Company	23%	23%	23%
Tax calculated according to the Company’s primary tax rate	1,447	(2,184)	(188)

Additional tax (tax saving) in respect of:
Different tax rate of foreign subsidiaries	(576)	(11)	45
Neutralization of tax calculated in respect of the Company’s share in profits of equity accounted investees	351	710	585
Changes in deferred taxes for tax losses and benefits from previous years for which deferred taxes were not created in the past	483	3,681	-
Change in temporary differences for which deferred tax were not recognized	325	(166)	(576)
Current year tax losses and benefits for which deferred taxes were not created	(1,910)	(1,740)	(136)
Tax benefit (taxes) in respect to previous years and others	5	(3)	55

Actual Tax benefit (tax on income)	125	287	(215)

D.          Carry forward tax losses:

As of December 31, 2020, Ellomay Capital Ltd had available carry forward tax losses, carry forward capital tax losses and deductions aggregating to approximately €900 thousand, which have no expiration date.

Deferred taxes of Ellomay Capital LTD have not been recognized as the Company's management currently believes that as the Company has a history of losses it is more likely than not that the deferred tax regarding losses carry forward will not be utilized in the foreseeable future.

Deferred taxes are recognized by operating subsidiaries for unused tax losses, tax benefits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2020

Note 19 - Taxes on Income (cont’d)

E.          Deferred taxes:

				Carry- forward
	Financial	Fixed	Swap	tax
	assets	assets	contract	losses	Total
	€ in thousands
Balance of deferred tax asset (liability)
as at January 1, 2020	(6,972)	(1,294)	678	3,406	(4,182)
Changes recognized in profit or loss	(219)	704	-	(237)	248
Changes recognized due to business combination	-	(919)	-	1,407	488
Changes recognized in other comprehensive income	127	-	(846)	(36)	(755)
Balance of deferred tax asset (liability) as at
December 31, 2020	(7,064)	(1,509)	(168)	4,540	(4,201)

					Carry-
	Financial	Fixed	Long term	Swap	forward tax
	assets	assets	loans	contract	losses	Total
	€ in thousands
Balance of deferred tax asset (liability)
as at January 1, 2019	(6,935)	(1,916)	710	198	4,147	(3,796)
Changes recognized in profit or loss	719	865	(97)	(27)	(418)	1,042
Changes recognized due to sale of operation	-	(243)	(613)	(261)	(555)	(1,672)
Changes recognized in other comprehensive income	(756)	-	-	768	232	244
Balance of deferred tax asset (liability) as at
December 31, 2019	(6,972)	(1,294)	-	678	3,406	(4,182)

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2020

Note 20 - Earnings Per Share

The calculation of basic earnings per share as at December 31, 2020, 2019 and 2018 was based on the profit attributable to the Company’s shareholders divided by a weighted average number of ordinary shares outstanding, calculated as follows:

	For the year ended December 31
	2020	2019	2018
	€ in thousands (other than share and per share data)
Net income (loss) attributed to owners of the Company	(4,627)	12,060	1,057

Weighted average ordinary shares outstanding (1)	12,304,269	11,064,847	10,675,508

Dilutive effect:
Stock options and warrants	23,549	5,589	3,349

Diluted weighted average ordinary shares Outstanding	12,327,818 (2)	11,070,436	10,678,857

Basic profit (loss) per share from continuing operations	(0.38)	1.09	0.10

Diluted profit (loss) per share from continuing operations	(0.38)	1.09	0.10

(1)	Net of treasury shares.

(2)	In 2020 Stock options and warrants did not have a dilutive effect.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2020

Note 21 - Financial Instruments

A.	Overview

The Company has exposure to the following risks from its use of financial instruments:

—	Credit risk
—	Liquidity risk
—	Market risk

This note presents quantitative and qualitative information about the Company’s exposure to each of the above risks, and the Company’s objectives, policies and processes for measuring and managing risk.

In order to manage these risks and as described hereunder, the Company executes transactions in derivative financial instruments. Presented hereunder is the composition of the derivatives:

	For the year ended December
	2020	2019
	€ in thousands
Derivatives presented under current assets
Currency swap	12	94
Forward contracts	66	-
	78	94
Derivatives presented under non-current assets
Financial power swap	10,238	4,967
Currency swap	-	103
Forward contracts	-	92
	10,238	5,162
Derivatives presented under current liabilities
Swap contracts	(1,378)	(766)

Derivatives presented under non-current liabilities
Forward contracts	-	(344)
Currency swap	(144)	-
Swap contracts	(8,192)	(6,919)
	(8,336)	(7,263)

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2020

Note 21 - Financial Instruments (cont’d)

The following table sets forth the details of the Company’s Forward and SWAP contracts with banking institutions:

	December 31, 2020
	Currency/	Currency/
	linkage/interest rate	Linkage/interest rate		Fair value - € in
	receivable	Payable	Date of expiration	thousand
Euro 17.6 million interest swap transaction for a period of 18 years, semi-annually.	Euribor 6 months	Fixed 1%	December 20, 2037	(1,199)
The principal of the interest rate swap transaction is based on a pre-determined sculptured repayment schedule in the maximum amount of Euro 131 million for a period of 12 years, semi-annually.	Euribor 6 months	Fixed 0.9412%	September 30, 2031	(8,371)
Forward Euro/NIS contracts with an aggregate Euro denominated principal of Euro 8 million.	weighted average rate of approximately 4.03		January 2021	66
NIS 83.2 million currency swap transaction Euro/NIS for a period of 7 years, semi-annually.	NIS	Euro	June 2024	(132)
Financial power swap- Electricity price swap fixed for float	Electricity price in Spain	Fixed price	September 30, 2030	10,238

B.	Risk management framework

The Company's management and board of directors have overall responsibility for the establishment and oversight of the Company’s risk management framework.

C.	Credit Risk

As at December 31, 2020, the Company does not have any significant concentration of credit risk.

Cash and short-term deposits

As at December 31, 2020 and 2019, the Company had cash and cash equivalents in the amount of €66,845 thousand and €44,509 thousand, respectively. The Company’s cash and cash equivalents are deposited with financial institutions that received a credit rating (international rating scale). See also Note 4.

Marketable securities

As at December 31, 2020 and 2019, the Company invested in a traded Bond in an amount of €1,761 thousand and €2,242 thousand, respectively, with the intention to maintain the value of its liquid resources. See also Note 5.

Restricted cash

As at December 31, 2020 and 2019, the Company had a balance of current restricted cash in an amount of €0 thousand and €22,162 thousand, respectively, and a balance of non-current restricted cash of €9,931 thousand and €10,956 thousand, respectively. See also Note 5.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2020

Note 21 - Financial Instruments (cont’d)

C.	Credit Risk (cont’d)

Trade and other receivables

As at December 31, 2020 and 2019, the Company had a balance of trade receivables of €382 thousand and €805 thousand, respectively. This balance mainly refers to the balance from the IEC for the PV Plant located in Israel and is due in 30 days. It is also referring to NEXUS or GNERA that represent the PV Plants located in Spain in their dealings with the Spanish National Energy Commission, and are due within 60 days from issuance.

As at December 31, 2020 and 2019, the Company had a balance of revenue receivables of €3,420 thousand and €1,075 thousand, respectively. This balance refers to amounts to be paid from several entities. In Spain, the amounts to be paid are from NEXUS or GNERA that represent the PV Plants located in Spain in its dealings with the Spanish National Energy Commission. To the extent the facility is eligible to receive incentives (such as the Company’s existing four Spanish PV facilities), the incentives (consisting of an investment retribution and operational retribution) are paid on a monthly basis (commencing January) based on varying percentages of the accumulated incentives from the beginning of the fiscal year, provided that the entire amount of the incentives is required to be paid to the eligible entity by the end of June of the following fiscal year. In the Netherlands, the amounts to be paid are from Enterprise Agency that is responsible to pay the amount of subsidy for the Biogas installations in the Netherlands. The incentives are paid through equal monthly installments based on the effective production of the previous year for each plant, or if not available, on the basis of the regional forecast. The balance is paid within June 30th of the subsequent year.

The Company’s management closely monitors the economic and political environment in which it operates. As per the Company's management estimations there are no significant credit risks assigned to the trade receivables and income receivables as these amounts are due by governmental agencies.

As at December 31, 2020 and 2019, the Company had a balance of government authorities' receivables of €978 thousand and €781 thousand, respectively. This balance refers to VAT and withholding tax receivables in Spain, Israel and the Netherlands.

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

The Company has contractual commitments due to debentures issued, financing agreements and EPC and O&M agreements of its subsidiaries in Spain and in Israel. See also Note 6, Note 11 and Note 12.

The following are the contractual maturities of financial liabilities at undiscounted amounts and based on the spot rates at the reporting date, including estimated interest payments. This disclosure excludes the impact of netting agreements:

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2020

Note 21 - Financial Instruments (cont’d)

D.	Liquidity risk (cont’d)
	December 31, 2020
	Carrying	Contractual	Less than			More than
	amount	cash flows	1 year	2 years	3-5 years	5 years
	€ in thousands
Non-derivative financial liabilities

Long term loans, including current maturities	198,169	263,112	20,896	34,645	32,594	174,977

Debentures	82,724	91,431	13,502	33,368	44,561	-

Lease liabilities	17,789	28,910	1,051	1,941	1,799	24,119

Trade payables and other accounts payable	13,706	13,706	13,706	-	-	-
	312,388	397,159	49,155	69,954	78,954	199,096
Derivative finance liabilities

Currency swap	132	132	(12)	63	81	-

Swap contracts	9,570	9,570	1,378	2,490	2,109	3,593
	9,702	9,702	1,366	2,553	2,190	3,593

	December 31, 2019
	Carrying	Contractual	Less than			More than
	amount	cash flows	1 year	2 years	3-5 years	5 years
	€ in thousands
Non-derivative financial liabilities

Long term loans, including current maturities	93,320	100,415	5,075	9,041	19,154	67,145

Debentures	71,584	78,235	28,718	8,615	33,899	7,003

Lease liabilities	15,627	25,859	462	806	2,417	22,174

Trade payables and other accounts payable	2,928	2,928	2,928	-	-	-
	183,459	207,437	37,183	18,462	55,470	96,322
Derivative finance liabilities

Forward contracts	252	252	-	252	-	-

Swap contracts	7,685	7,685	766	2,682	2,172	2,065
	7,937	7,937	766	2,934	2,172	2,065

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2020

Note 21 - Financial Instruments (cont’d)

E.	Market risk

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

The Company uses hedging instruments in an attempt to manage interest rate, currency and other market-related risks. The majority of the Company's derivative contracts are OTC derivatives, i.e., derivative contracts that are not transacted on an exchange. These derivatives are entered into under ISDA Master Agreements. If counterparty defaults on these contracts, the underlying exposure would no longer be effectively hedged, which could result in losses. Disruptions such as market crises and economic recessions may put a strain on the availability and effectiveness of hedging instruments. For example, although the Company estimates the expected transition away from Libor and Euribor, as addressed by the Amendments to IAS 39, Financial Instruments, Interest Rate Benchmark Reform – Phase 2, not to have a material effect on the Company's financial statements, similar benchmark rates may have a different impact on the hedged item and the hedging instrument, which could cause some of our hedge to become ineffective, resulting in potential losses.

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

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2020

Note 21 - Financial Instruments (cont’d)

E.	Market risk (cont’d)

(1)	Foreign currency risk (cont’d)

(a)	The exposure to linkage and foreign currency risk

The Company's exposure to linkage and foreign currency risk was as follow:

	December 31, 2020
	Non-monetary/ Non finance	NIS(*)	Unlinked	EURO	Total
	€ in thousands

Current assets:
Cash and cash equivalents	-	50,195	952	15,698	66,845
Marketable securities	-	-	1,761	-	1,761
Short term deposits	-	8,113	-	-	8,113
Asset from concession project	-	1,491	-	-	1,491
Trade and other receivables	380	3,155	384	5,906	9,825
Non-current assets:
Investments in equity
accounted investees	23,489	8,745	-	-	32,234
Advances on account of
investments in process	2,423	-	-	-	2,423
Asset from concession project	-	25,036	-	-	25,036
Fixed assets	264,095	-	-	-	264,095
Right of use asset	-	1,463	-	15,746	17,209
Concession intangible asset	4,604	-	-	-	4,604
Restricted cash long-term	-	5,882	-	4,049	9,931
Deferred tax	3,605	-	-	-	3,605
Other assets	2,593	30	-	139	2,762
Derivatives	-	-	-	10,238	10,238
Current liabilities:
Current maturities of long term bank loans	-	(1,762)	-	(8,470)	(10,232)
Current maturities of long term loans	-	-	-	(4,021)	(4,021)
Short-term debentures	-	(10,600)	-	-	(10,600)
Trade payables	-	(221)	-	(12,166)	(12,387)
Accrued expenses and
other payables	-	(3,502)	(666)	(3,744)	(7,912)
Non-current liabilities:
Lease liability	-	(1,436)	-	(15,863)	(17,299)
Liabilities to banks	-	(15,520)	-	(119,000)	(134,520)
Other long-term loans	-	(5,102)	-	(44,294)	(49,396)
Long-term debentures	-	(72,124)	-	-	(72,124)
Deferred tax	(7,806)	-	-	-	(7,806)
Derivatives	-	-	-	(8,336)	(8,336)
Other long-term liabilities	-	(27)	(486)	-	(513)
Total exposure in statement
of financial position in
respect of financial assets
and financial liabilities	293,383	(6,184)	1,945	(164,118)	125,026
(*) including items linked to CPI

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2020

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

(*) Including items linked to CPI

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2020

Note 21 - Financial Instruments (cont’d)

E.	Market risk (cont’d)

(1)	Foreign currency risk (cont’d)

(a)	The exposure to linkage and foreign currency risk (cont’d)

Information regarding significant exchange rates:

	For the year ended December 31
	Rate of		Rate of
	Change		Change
	%	Dollar	%	NIS
1 Euro in 2020	9.3	1.227	1.7	3.944
1 Euro in 2019	(2)	1.122	(9.6)	3.878

(b)	Sensitivity analysis

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

	December 31, 2020
	Increase	Decrease
	Equity	Equity
	€ thousands
Change in the exchange rate of:
5% in the USD	79	(79)
5% in NIS	308	(308)

	December 31, 2019
	Increase	Increase
	Equity	Equity
	€ thousands
Change in the exchange rate of:
5% in the USD	185	(185)
5% in NIS	412	(412)

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2020

Note 21 - Financial Instruments (cont’d)

E.	Market risk (cont’d)

(2)	Interest rate risk

The Company is exposed to changes in fair value, as a result of changes in interest rate in connection with its loans and borrowings. The debt instruments of the Company bear interest at variable rates.

The Company entered into various project finance agreements that are based on EURIBOR rate and therefore it may be affected by adverse movements in interest rates. The Company utilizes interest rate swap derivatives to convert certain floating-rate debt to fixed-rate debt. The Company’s interest rate swap derivatives involve an agreement to pay a fixed-rate interest and receive a floating-rate interest, at specified intervals, calculated on an agreed notional amount that matches the amount of the original loan and paid on the same installments and maturity dates.

Sensitivity analysis

A change in interest rate would have increased (decreased) profit or loss by the amounts shown below:

	December 31,
	2020	2019
	Profit or loss	Profit or loss
	€ in thousands
Increase of 1%	803	580
Increase of 3%	2,444	1,701
Decrease of 1%	(836)	(542)
Decrease of 3%	(2,477)	(1,663)

(3)	Electricity market prices risk

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

Notes to the Consolidated Financial Statements as at December 31, 2020

Note 21 - Financial Instruments (cont’d)

F.	Fair value

(1)	Fair values versus carrying amounts

The carrying amounts of certain financial assets and liabilities, including cash and cash equivalents, other accounts receivables, pledged deposits, financial derivatives credit from banks and trade payables and other accounts payables are the same or proximate to their fair value.

The fair values of the other financial liabilities, together with the carrying amounts shown in the statement of financial position, are as follows:

	December 31, 2020
		Fair value
	Carrying				Valuation techniques for	Inputs used to
	amount	Level 1	Level 2	Level 3	determining fair value	determine fair value
	€ in thousands
Non-current liabilities:
Debentures	82,724	84,814	-	-
Loans from banks and others (including current maturities)	198,169	-	209,005	-	Discounting future cash flows by the market interest rate on the date of measurement.	Discount rate of Euribor+ 1.76%- 2.75% with a zero floor, Euribor+ 5.27%, fix rate for 5 years 2.9%-3.55% and 4.65% Linkage to Consumer price index in Israel

	280,893	84,814	209,005	-

	December 31, 2019
		Fair value
	Carrying				Valuation techniques for	Inputs used to
	amount	Level 1	Level 2	Level 3	determining fair value	determine fair value
	€ in thousands
Non-current liabilities:
Debentures	71,584	73,211	-	-
Loans from banks and others (including current maturities)	93,320	-	94,677	-	Discounting future cash flows by the market interest rate on the date of measurement.	Discount rate of Euribor+ 2.53%, fix rate for 5 years 2.9%-3.1% and 4.65% Linkage to Consumer price index in Israel

	164,904	73,211	94,677	-

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2020

Note 21 - Financial Instruments (cont’d)

F.	Fair value (cont'd)

(2)	Interest rates used for determining fair value

The interest rates used to discount estimated cash flows, when applicable, are based on the government yield curve at the reporting date plus an adequate credit spread, and were as follows:

	December 31
	2020	2019
	%
Non-current liabilities:
Loans from banks	Euribor+ 1.76%- 2.75% with a zero floor	Euribor+ 2.53%
Loans from banks	4.65% Linkage to Consumer price index in Israel	4.65% Linkage to Consumer price index in Israel
Loans from banks	fix rate for 5 years 2.9% - 3.55%	fix rate for 5 years 2.9% - 3.1%
Loans from others	Euribor+ 5.27%	Euribor+ 5.27%
Loans from others	3%	-

(3)	Fair values hierarchy

The financial instruments presented at fair value are grouped into classes with similar characteristics using the following fair value hierarchy which is determined based on the source of data used in the measurement:

Level 1	-	Quoted prices (unadjusted) in active markets for identical assets or liabilities.
Level 2	-	Inputs other than quoted prices included within Level 1 that are observable either directly or indirectly.
Level 3	-	Inputs that are not based on observable market data (unobservable inputs).

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2020

Note 21 - Financial Instruments (cont’d)

F.	Fair value (cont'd)

(3)	Fair values hierarchy (Cont'd)

	December 31, 2020
	Level 1	Level 2	Level 3	Total	Valuation techniques for
	€ in thousands				determining fair value
Marketable securities	-	1,761	-	1,761	Market price
Forward contracts	-	66	-	66
Fair value measured on the basis of discounting the difference between the forward price in the contract and the current forward price for the residual period until redemption using market interest rates appropriate for similar instruments, including the adjustment required for the parties’ credit risks.

Swap contracts	-	(9,570)	-	(9,570)
Fair value is measured by discounting the future cash flows, over the period of the contract and using market interest rates appropriate for similar instruments, including the adjustment required for the parties’ credit risks.

Currency swap	-	(132)	-	(132)
Fair value is measured by discounting the future cash flows, over the period of the contract and using market interest rates appropriate for similar instruments, including the adjustment required for the parties’ credit risks.

Dori Energy loan	-	-	8,745	8,745
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

Financial power swap	-	-	10,238	10,238
Fair value is measured by discounting the future fixed and assessed cash flows, over the period of the contract and using market interest rates appropriate for similar instruments. The value is adjusted for the parties’ credit risks.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2020

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

Notes to the Consolidated Financial Statements as at December 31, 2020

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
€ in thousands
Balance as at December 31, 2019	1,418

Total amount paid	1,418

Balance as at December 31, 2020	-

Financial assets
Dori Energy loan
€ in thousands

Balance as at December 31, 2019	10,595

Total income recognized in profit or loss	758
Repayment	(2,378)
Foreign Currency translation adjustments	(230)

Balance as at December 31, 2020	8,745

Financial assets
Financial power swap
€ in thousands

Balance as at December 31, 2019	4,967

Total income is recognized in other comprehensive income	5,271

Balance as at December 31, 2020	10,238

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2020

Note 22 - Operating Segments

The Company’s reportable segments, which form the Company’s strategic business units, are described below:

●
Photovoltaic power plants (PV Plants) – Operation of installations that convert the energy in sunlight into electrical energy as follows:  (i) approximately 22.6MWp aggregate installed capacity of photovoltaic power plants in Italy, that the Company sold on December 20, 2019, (ii) approximately 7.9MWp aggregate installed capacity of photovoltaic power plants in Spain, (iii) a photovoltaic power plant of approximately 9 MWp installed capacity in Israel, (iv) Ellomay Solar S.L.U that is constructing a photovoltaic plant with a peak capacity of 28 MW in the municipality of Talaván, Cáceres, Spain and and (v) 51% of Talasol, which during the majority of the reporting period was constructing a photovoltaic plant with a peak capacity of 300 MW in the municipality of Talaván, Cáceres, Spain.

●
Dorad Energy Ltd. (Dorad) – 9.375% indirect interest in Dorad, which owns and operates a combined cycle power plant based on natural gas, with production capacity of approximately 860 MW, located south of Ashkelon, Israel.

●
Groen Gas Goor B.V., Groen Gas Oude-Tonge B.V. and Groen Gas Gelderland B.V., project companies operating anaerobic digestion plants in the Netherlands, with a green gas production capacity of approximately 3 million, 3.8 million and 9.5 million (with a license to produce 7.5 million) Nm3 per year, respectively.

●	Pumped storage hydro power plant (Manara) – 75% of a project to construct a 156 MW pumped storage hydro power plant in the Manara Cliff, Israel.

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

The Company presented the photovoltaic power plants per geographical areas, as the information collected and analyzed by the CODM in connection with the PV Plants is presented based on the physical location of the PV Plant. The CODM reviews the New Israeli Shekel denominated information on Dorad and the PV Plant located in Israel and the information presented in the tables below is translated into euro. The CODM reviews the Company’s share in the results of Dorad. In the reports analyzed by the CODM, the PV Plant located in Israel is presented under the fixed asset model and not under the financial asset model as per IFRIC 12.

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

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2020

Note 22 - Operating Segments (cont’d)

Segment assets consist of current assets and fixed assets, as included in reports provided regularly to the chief operating decision maker.

	PV							Total
								reportable		Total
	Italy	Spain	Israel	Talasol	Biogas	Dorad	Manara	segments	Reconciliations	consolidated
	For the year ended December 31, 2020
	€ in thousands

Revenues	-	2,577	4,089	-	6,002	57,495	-	70,163	(60,518)	9,645
Operating expenses	-	(463)	(379)	-	(4,109)	(44,489)	-	(49,440)	44,489	(4,951)
Depreciation and amortization expenses	-	(905)	(2,310)	-	(1,457)	(5,674)	-	(10,346)	7,371	(2,975)
Gross profit (loss)	-	1,209	1,400	-	436	7,332	-	10,377	(8,658)	1,719
Project development costs										(3,491)
General and
administrative expenses										(4,512)
Share of profits (loss) of
equity accounted investee										1,525
Other income, net										2,100
Capital gain (loss)										-
Operating profit (loss)										(2,659)
Financing income										2,134
Financing income
(expenses) in connection
with derivatives, net										1,094
Financing expenses, net										(6,862)
Profit (loss) before taxes
on Income										(6,293)
Segment assets as at
December 31, 2020	503	17,574	36,521	232,955	36,253	109,983	21,925	455,714	4,458	460,172

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2020

Note 22 - Operating Segments (cont’d)

	PV							Total
								reportable		Total
	Italy	Spain	Israel	Talasol	Biogas	Dorad	Manara	segments	Reconciliations	consolidated
	For the year ended December 31, 2019
	€ in thousands

Revenues	10,082	2,987	4,114	-	4,786	63,416	-	85,385	(66,397)	18,988
Operating expenses	(1,422)	(504)	(325)	-	(4,387)	(48,558)	-	(55,196)	48,558	(6,638)
Depreciation and amortization expenses	(3,668)	(903)	(2,271)	(30)	(1,353)	(5,031)	-	(13,256)	6,840	(6,416)
Gross profit (loss)	4,992	1,580	1,518	(30)	(954)	9,827	-	16,933	(10,999)	5,934
Project development costs										(4,213)
General and
administrative expenses										(3,827)
Share of profits (loss) of
equity accounted investee										3,086
Other income, net										(2,100)
Capital gain (loss)										18,770
Operating profit										17,650
Financing income										1,827
Financing income
(expenses) in connection
with derivatives, net										897
Financing expenses, net										(10,877)
Profit before taxes on
Income										9,497
Segment assets as at
December 31, 2019	-	16,324	38,942	118,848	18,463	116,561	2,473	311,611	(1,439)	310,172

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2020

Note 22 - Operating Segments (cont’d)

	PV							Total
								reportable		Total
	Italy	Spain	Israel	Talasol	Biogas	Dorad	Manara	segments	Reconciliations	consolidated
	For the year ended December 31, 2018
	€ in thousands

Revenues	9,560	3,033	4,011	-	4,483	58,063	-	79,150	(61,033)	18,117
Operating expenses	(1,579)	(574)	(507)	-	(3,682)	(44,600)	-	(50,942)	44,600	(6,342)
Depreciation and amortization expenses	(3,569)	(828)	(2,042)	-	(1,081)	(4,811)	-	(12,331)	6,515	(5,816)
Gross profit (loss)	4,412	1,631	1,462	-	(280)	8,652	-	15,877	(9,918)	5,959
Project development costs										(2,878)
General and
administrative expenses										(3,600)
Share of profits (loss) of
equity accounted investee										2,545
Other income, net										884
Operating profit										2,910
Financing income										2,936
Financing income
(expenses) in connection
with derivatives, net										494
Financing expenses, net										(5,521)
Profit before taxes on
Income										819
Segment assets as at
December 31, 2018	54,539	16,799	34,258	15,169	18,879	105,246	2,318	247,208	(36,048)	211,160

Geographical information

The Company is domiciled in Israel and it operates in Israel, Italy (until the sale of the Italian Subsidiaries) and in Spain through its subsidiaries that own PV Plants, in the Netherlands through its subsidiaries that own anaerobic digestion plants and also in Israel through Dori Energy. On December 20, 2019, the Company sold ten Italian Subsidiaries, which own twelve photovoltaic plants with an aggregate nominal capacity of approximately 22.6 MW.

The following table lists the revenues from the Company's operations in Israel, the Netherlands, Italy and Spain:

	For the year ended December 31
	2020	2019	2018
	€ in thousands
Israel	1,066	1,133	1,041
The Netherlands	6,002	4,786	4,483
Italy	-	10,082	9,560
Spain	2,577	2,987	3,033
Total revenues	9,645	18,988	18,117

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2020

Note 22 - Operating Segments (cont’d)

Geographical information (cont’d)

The following table lists the fixed assets, net from the Company's operation:

	As at December 31
	2020	2019
	€ in thousands
Israel	16,651	19
Italy	-	-
Spain	217,339	97,327
The Netherlands	30,105	17,043
Total fixed assets, net	264,095	114,389

Note 23 - Subsequent Events

a.
On February 23, 2021, the Company issued additional Series C Debentures in a public offering in Israel in an aggregate principal amount of NIS 100,939 thousand (approximately €25,592 thousand based on the Euro /NIS exchange rate as of December 31, 2020). The gross proceeds from the offering were NIS 102,400 thousand and the net proceeds of the offering, net of related expenses such as consultancy fee and commissions, were approximately NIS 101,500 thousand (approximately €25,735 thousand based on the Euro /NIS exchange rate as of December 31, 2020).

b.
On February 23, 2021, the Company issued our new Series D Convertible Debentures in a public offering in Israel in the aggregate principal amount of NIS 62,000 thousand (approximately €15,720 thousand based on the Euro /NIS exchange rate as of December 31, 2020). The principal amount of the Series D Debentures is repayable in one installment on December 31, 2026. The Series D Debentures bear a fixed interest at the rate of 1.2% per year (that is not linked to the Israeli CPI or otherwise), payable semi-annually on June 30 and December 31 commencing June 30, 2021 through December 31, 2026 (inclusive). The Series D Debentures are convertible into the Company’s ordinary shares, NIS 10.00 par value per share, at a conversion price of NIS 165 (approximately  € 41.8 based on the Euro /NIS exchange rate as of December 31, 2020), subject to adjustments upon customary terms. The Series D Debentures are not rated. The gross proceeds from the offering were approximately NIS 62,600 thousand and the net proceeds of the offering, net of related expenses such as consultancy fee and commissions, were approximately NIS 61,800 thousand (approximately €15,669 thousand based on the Euro /NIS exchange rate as of December 31, 2020).

c.
On February 28, 2021, the Company announced that it will fully repay the Series B Debentures and on March 18, 2021, the Series B Debentures were repaid in full. Pursuant to the terms of the deed of trust governing the Series B Debentures, the early repayment amount consisted of a principal payment in the amount of approximately NIS 86,300 million (approximately €21,500 million), accrued interest in the amount of approximately NIS 700 thousand (approximately €160 thousand) and a prepayment charge of approximately NIS 3,400 thousand (approximately €860 thousand), amounting to an aggregate repayment amount of approximately NIS 90,400 thousand (approximately €22,500 thousand).

d.
On February 11, 2021, the Manara PSP Project Finance reached financial closing. The Manara PSP Project Finance will be provided by a consortium of Israeli banks and institutional investors, arranged and led by Mizrahi-Tefahot Bank Ltd. The Manara PSP Project Finance is in the aggregate amount of NIS 1.18 billion (approximately €300 million based on the euro/NIS exchange rate as of December 31, 2020), and includes: (i) a Senior Secured Tranche at a fixed rate of interest for each drawdown, with base interest rate equal to the yield to maturity of Israeli treasury bonds with like duration of the loan drawdown, plus a spread of 3.25% per-annum during the Construction Period of the Project and a spread of 2.40% per-annum from the Actual Completion Date of the Project which proceeds the Commercial Operation Date of the Project. The Senior Secured Tranche is linked to the Israeli Consumer Price Index and is to be repaid over a period of 19.5 years from the commercial operation date; and (ii) a Subordinated Secured B Tranche at a floating rate of interest, with the base interest being the Bank of Israel rate, plus a spread of 4.35% per-annum during the Construction Period and a spread of 3.90% per-annum from the Actual Completion Date. The stated maturity of the Tranche B loan is one year less than the maturity of the Senior Secured Loan with a cash sweep mechanism that shortens its maturity to approximately 12 years from the Commercial Operation Date under the Base Case Financial Model.

e.
In connection with the Manara PSP Project Finance that occurred on February 2021, and based on the A.R.Z. Settlement Agreement, A.R.Z. was required to provide its indirect share of equity investment and financing to the Manara PSP. Due to the failure to provide the required funds, Ellomay Water Plants Holdings (2014) Ltd., the Company’s wholly-owned subsidiary that holds 75% of Ellomay PS, seized E.R.Z.’s holdings in Sheva Mizrakot (33%) and, as a result, the Company’s indirect holdings in the Manara PSP increased from 75% to 83.333% in January 2021.

Dorad Energy Ltd.

Financial Statements

As at December 31, 2020

Dorad Energy Ltd.

Financial Statements as at December 31, 2020

Somekh Chaikin
KPMG Millennium Tower
17 Ha’arba’a Street, PO Box 609
Tel Aviv 61006, Israel
+972 3 684 8000

Independent Auditors’ Report

The Board of Directors
Dorad Energy Ltd.

We have audited the accompanying financial statements of Dorad Energy Ltd., which comprise the statements of financial position as of December 31, 2020 and 2019, and the related statements of profit or loss, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2020, and the related notes to the financial statements.

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

Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dorad Energy Ltd. as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2020 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Change in Accounting Principle
As discussed in Note 3L to the financial statements in 2019, the Company adopted International Financial Reporting Standard 16, Leases. Our opinion is not modified with respect to this matter.

/s/ Somekh Chaikin

Somekh Chaikin
Member Firm of KPMG International

Tel Aviv
February 18, 2021

Dorad Energy Ltd.

Statements of Financial Position

		December 31	December 31
		2020	2019
	Note	NIS thousands	NIS thousands
Current assets
Cash and cash equivalents	4	247,079	266,021
Trade receivables	5	297,719	292,759
Other receivables	6	21,401	22,685
Total current assets		566,199	581,465

Non-current assets
Restricted deposit	12A1B	433,265	438,032
Prepaid expenses	12A2, 12A5	35,230	37,225
Fixed assets	7	3,526,839	3,698,716
Intangible assets		5,402	2,247
Right of use assets	17	60,113	64,161
Total non-current assets		4,060,849	4,240,381

Total assets		4,627,048	4,821,846

Current liabilities
Current maturities of loans from banks	8	242,098	231,380
Current maturities of lease liabilities	17	4,535	4,551
Trade payables	9	309,380	288,127
Other payables	10	3,808	10,509
Financial derivatives	16	2,993	-
Total current liabilities		562,814	534,567

Non-current liabilities
Loans from banks	8	2,561,302	2,803,975
Long-term lease liabilities	17	50,858	54,052
Provision for dismantling and restoration	7	50,000	36,102
Deferred tax liabilities, net	11	200,298	170,676
Liabilities for employee benefits, net		160	160
Total non-current liabilities		2,862,618	3,064,965

Equity	13
Share capital		11	11
Share premium		642,199	642,199
Capital reserve for activities with controlling shareholders		3,748	3,748
Retained earnings		555,658	576,356

Total equity		1,201,616	1,222,314

Total liabilities and equity		4,627,048	4,821,846

/s/ Shouky Oren	/s/ Eli Asulin	/s/ David Bitton
Shouky Oren	Eli Asulin	David Bitton
Chairman of the	Chief Executive Officer	Chief Financial Officer
Board of Directors

Date of approval of the financial statements February 18, 2021.

The accompanying notes are an integral part of the financial statements.

Dorad Energy Ltd.

Statements of Profit or Loss

		2020	2019	2018
	Note	NIS thousands	NIS thousands	NIS thousands
Revenues		2,407,221	2,700,766	2,628,607

Operating costs of the power plant
Energy costs		522,110	708,662	687,431
Electricity purchase and infrastructure services		1,185,225	1,208,223	1,194,948
Depreciation and amortization		237,575	214,248	217,795
Other operating costs		155,368	151,116	136,705

Total cost of power plant		2,100,278	2,282,249	2,236,879

Profit from operating the power plant		306,943	418,517	391,728

General and administrative expenses	14	24,926	20,676	20,740
Other incomes	12.A.15	1,279	-	-

Operating profit		283,296	397,841	370,988

Financing income		3,056	4,237	24,650
Financing expenses		157,428	192,881	227,988

Financing expenses, net	15	154,372	188,644	203,338

Profit before taxes on income		128,924	209,197	167,650

Taxes on income	11	29,622	47,873	33,505

Profit for the year		99,302	161,324	134,145

The accompanying notes are an integral part of the financial statements.

Dorad Energy Ltd.

Statements of Changes in Equity

			Capital
			reserve for
			activities with
		Share	controlling	Retained
	Share capital	premium	shareholders	earnings	Total equity
	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands
For the year ended December 31, 2020

Balance as at January 1, 2020	11	642,199	3,748	576,356	1,222,314

Dividend to the Company’s shareholders	-	-	-	(120,000)	(120,000)
Profit for the year	-	-	-	99,302	99,302

Balance as at December 31, 2020	11	642,199	3,748	555,658	1,201,616

For the year ended December 31, 2019

Balance as at January 1, 2019	11	642,199	3,748	415,032	1,060,990

Profit for the year	-	-	-	161,324	161,324

Balance as at December 31, 2019	11	642,199	3,748	576,356	1,222,314

For the year ended December 31, 2018

Balance as at January 1, 2018	11	642,199	3,748	280,887	926,845

Profit for the year	-	-	-	134,145	134,145

Balance as at December 31, 2018	11	642,199	3,748	415,032	1,060,990

The accompanying notes are an integral part of the financial statements.

Dorad Energy Ltd.

Statements of Cash Flows

	2020	2019	2018
	NIS thousands	NIS thousands	NIS thousands
Cash flows from operating activities:
Profit for the year	99,302	161,324	134,145
Adjustments:
Depreciation, amortization and fuel consumption	241,288	239,323	223,028
Taxes on income	29,622	47,873	33,505
Financing expenses, net	154,372	188,644	203,338
	425,282	475,840	459,871

Change in trade receivables	(4,959)	5,238	32,536
Change in other receivables	1,284	25,394	6,119
Change in trade payables	16,627	(57,719)	(81,273)
Change in other payables	(6,700)	4,543	304
	6,252	(22,544)	(42,314)

Net cash provided by operating activities	530,836	614,620	551,702

Cash flows from investing activities:
Proceeds from (payment for) settlement of financial derivatives	(4,318)	(4,551)	9,957
Insurance proceeds in respect of damage to fixed asset	-	8,336	20,619
Investment in long-term restricted deposits	(6,000)	(14,000)	(12,158)
Investment in fixed assets	(48,309)	(60,476)	(79,855)
Investment in intangible assets	(4,738)	(939)	(222)
Interest received	3,046	4,213	3,497

Net cash used in investing activities	(60,319)	(67,417)	(58,162)

Cash flows from financing activities:
Repayment of lease liability principal	(4,523)	(8,513)	-
Repayment of loans from related parties	-	(17,704)	(160,326)
Repayment of loans from banks	(195,359)	(189,893)	(181,970)
Dividends and exchange rate paid	(123,739)	-	-
Interest paid	(170,003)	(182,435)	(220,765)

Net cash used in financing activities	(493,624)	(398,545)	(563,061)

Net increase (decrease) in cash and cash equivalents	(23,107)	148,658	(69,521)

Effect of exchange rate fluctuations on cash and
cash equivalents	4,165	143	2,559
Cash and cash equivalents at beginning of year	266,021	117,220	184,182

Cash and cash equivalents at end of year	247,079	266,021	117,220

The accompanying notes are an integral part of the financial statements.

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2020

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

Notes to the Financial Statements as at December 31, 2020

Note 1 – General (cont’d)

C.	Licenses and legal environment (cont’d)

2.
On December 24, 2018 the PUA published a decision regarding “Electricity Rates for Customers of IEC in 2019” which in accordance the average production component will increase by about 3.3% from January 1, 2019 and will remain in effect to the end of 2019. On December 23, 2019, the PUA published a decision regarding "Annual Electricity Rate Update 2020", which, among other things, averaged a 7.9% decrease in the production component as of January 1, 2020, and will remain in effect to the end of 2020. On December 27, 2020, the PUA published a decision regarding "Annual Electricity Rate Update 2020", which, among other things, averaged a 5.7% decrease in the production component as of January 1, 2020, and will remain in effect to the end of 2021.

Note 2 - Basis of Preparation

A.          Declaration of compliance with international financial reporting standards.

These financial statements have been prepared by the Company, in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board. The financial statements have also been prepared in accordance with the Securities Regulations (Annual Financial Statements) - 2010. These financial statements were authorized for issue by the Company’s Board of Directors on February 18, 2021.

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

D.          Impact of the Corona Virus

Following the outbreak of the Corona Virus (COVID-19) in China in December 2019, and spreading to many other countries in early 2020, there has been a decline in economic activity in many regions of the world and in Israel as well. The spread of the virus has, among other things, disrupted the supply chain, decreased in global transport volume, traffic and employment restrictions declared by the Israeli government and other governments around the world, as well as financial and commodity market declines in Israel and around the world. The company is complying and acting accordingly to the guidelines of the Ministry of Energy and Ministry of Health on dealing with the Corona epidemic crisis, including on preparations for the operation and maintenance of the power plant and shift work as required. In light of the crisis events, there is a certain decrease in the electricity consumption of various customers, and there is also a certain decrease in the demand of the IEC, the reduction is not materially impaired at this time. The company continuously examines the options for dealing with material damage to its income as a result of the spread of the virus.

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2020

Note 2 - Basis of Preparation (cont’d)

E.	Use of estimates and judgments

The preparation of financial statements in conformity with IFRSs requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

The preparation of accounting estimates used in the preparation of the Company’s financial statements requires management to make assumptions regarding circumstances and events that involve considerable uncertainty. Management of the Company prepares the estimates on the basis of past experience, various facts, external circumstances, and reasonable assumptions according to the pertinent circumstances of each estimate. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. Information about assumptions made by the Company with respect to the future and other reasons for uncertainty with respect to estimates that have a significant risk of resulting in a material adjustment to carrying amounts of assets and liabilities in the next financial year are included in the following notes:

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

Impairment of assets
The Company examines at the end of each reporting year whether there have been any events or changes in circumstances that indicate impairment of fixed assets. When indication of impairment revealed the company checks whether the carrying amount of the fixed assets is recoverable out of the discounted cash flows expected from that asset or the fair value of the asset less selling costs (“net selling price”) of that asset, and if necessary an impairment provision is recorded up to the amount that is recoverable. See note 7 regarding fix assets.

Assessment of the probability of contingent liabilities
The Company creates provisions or reverses provisions in respect of contingent liabilities Among other things, based on the premise whether it is more likely than not that an outflow of economic resources will be required in respect of legal claims pending against the Company and its investees. See note 12.

Determination of the lease period
For the purpose of determining the lease period, the Company takes into consideration the period in which the lease cannot be canceled, including extension options which is reasonably certain to be exercised and / or cancellation options that are reasonably certain to be exercised. See note 17 regarding lease.

Determining the discount rate of a lease liability
The Company discounts the lease payments using its incremental borrowing rate. An increase or decrease in the lease liability, right-of-use asset and depreciation and financing expenses recognized. See note 17 regarding lease.

F.          Operating cycle period

The Company normal operating cycle is one year. As a result, current assets and current liabilities include items whose exercise date will take place in the Company’s normal operating cycle.

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2020

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

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2020

Note 3 - Significant Accounting Policies (cont’d)

B.	Financial instruments (cont’d)

2.	Non-derivative financial liabilities

Non-derivative financial liabilities include bank overdrafts, loans and borrowings from banks and others, marketable debt instruments, finance lease liabilities, and trade and other payables.

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

Subsequent measurement of financial liabilities
Financial liabilities are recognized initially at fair value less any directly attributable transaction costs. Subsequent to initial recognition these financial liabilities are measured at amortized cost using the effective interest method. Financial liabilities are designated at fair value through profit or loss if the Company manages such liabilities and their performance is assessed based on their fair value in accordance with the Company’s documented risk management strategy, providing that the designation is intended to prevent an accounting mismatch, or the liability is a combined instrument including an embedded derivative.

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

Ordinary shares

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of ordinary shares and share options Deducting the effect of the tax, are recognized as a deduction from equity.

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2020

Note 3 - Significant Accounting Policies (cont’d)

C.	Fixed assets

1.	Recognition and measurement

Fixed asset items are measured at cost less accumulated depreciation and accumulated impairment losses.

The cost of self-constructed assets includes costs directly attributable to the assets, direct labor, any other costs directly attributable to bringing the assets to a working condition for their intended use, estimates of dismantling and restoration costs of the Items, and capitalized borrowing costs. During the running period, the Company capitalized costs and revenues incurred as a result of competence tests attributed to the power plant.

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

The cost of replacing part of a fixed asset item and other subsequent expenses is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the company and its cost can be measured reliably. The book value of part of a fixed asset item that has been replaced has been deducted. The costs of day-to-day servicing are recognized in profit or loss as incurred.

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

Notes to the Financial Statements as at December 31, 2020

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

Notes to the Financial Statements as at December 31, 2020

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

Timing of impairment testing
The carrying amounts of the Company’s non-financial assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated.

Determining cash-generating units
For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the “cash-generating unit”).

Measurement of recoverable amount
The recoverable amount of an assets or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows, before tax, to their present value that reflects current market assessments of the value of money and the risks specific to the asset or from the cash-generating unit, for which the estimated future cash flows from the asset were not adjusted.

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

Notes to the Financial Statements as at December 31, 2020

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

The Company recognizes indemnification assets for damages and faults caused to turbines at the power plant and for loss of profits if it is virtually certain that the indemnity will be received.

I.	Revenues

The company revenues mainly include revenues from selling electricity to end customers or to the IEC and from providing availability to the system manager.

The Company recognizes revenues when the customer obtains control over the goods or services, when the electricity reaches the customers and when the availability guarantee to the system manager. The income is measured according to the amount of consideration to which the Company expects to be entitled in exchange for the transfer of goods or services promised to the customer, other than amounts collected for third parties.

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

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2020

Note 3 - Significant Accounting Policies (cont’d)

Identifying the contract (cont’d)

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

(a)	Goods or services (or a bundle of goods or services) that are distinct; or
(b)	A series of distinct goods or services that are substantially the same and have the same pattern of transfer to the customer.

The Company identifies goods or services promised to the customer as being distinct when the customer can benefit from the goods or services on their own or in conjunction with other readily available resources and the Company’s promise to transfer the goods or services to the customer is separately identifiable from other promises in the contract. In order to examine whether a promise to transfer goods or services is separately identifiable, the Company examines whether it is providing a significant service of integrating the goods or services with other goods or services promised in the contract into one integrated outcome that is the purpose of the contract.

As part of contracts with customers for the sale of electricity, the company identified a single performance obligation in each contract.

Variable consideration

The transaction price includes fixed amounts and amounts that may change as a result of discounts, refunds, credits, price concessions, incentives, performance bonuses, penalties, claims and disputes and contract modifications that the consideration in their respect has not yet been agreed by the parties.

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

Satisfaction of performance obligations

Revenue is recognized when the company satisfies a performance obligation by transferring control over promised goods or services to the customer.

Determination of transaction price

The price of the transaction is the amount of consideration to which the Company expects to be entitled in return for the transfer of goods or services promised to the customer, other than amounts collected in favor of third parties. The company takes into account the effects of all the following elements when determining the transaction price: variable consideration, the existence of a significant financing component, non-cash consideration, and consideration payable to the customer.

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2020

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

For lease contracts that contain non-lease components, such as management fees, that are related to a lease component, the Company elected to account for the contract as a separate component from the lease.

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2020

Note 3 - Significant Accounting Policies (cont’d)

L.	Lease (cont’d)

(2)	Leased assets and lease liabilities

Contracts that award the Company control over the use of a leased asset for a period of time in exchange for consideration, are accounted for as leases. Upon initial recognition, the Company recognizes a liability at the present value of the balance of future lease payments (these payments do not include certain variable lease payments that do not depend on the index or the rate), and concurrently recognizes a right-of-use asset at the same amount of the lease liability, adjusted for any prepaid or accrued lease payments, plus initial direct costs incurred in respect of the lease.

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

(3)	The lease term

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

After lease commencement, a right-of-use asset is measured on a cost basis less accumulated depreciation and accumulated impairment losses and is adjusted for re-measurements of the lease liability. Depreciation is calculated on a straight-line basis over the useful life or contractual lease period, whichever earlier, as follows: land 20.4 years, and offices 4 years.

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

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2020

Note 3 - Significant Accounting Policies (cont’d)

L.	Lease (cont’d)

       (7)    Finance leases

A lease is classified as a finance lease if it transfers substantially all the risks and rewards incidental to ownership of an underlying asset. At initial recognition, assets held under a finance lease are presented as receivables at an amount equal to the net investment in the lease. The present value of the lease payments is calculated using the discount rate implicit in the lease. When the Company leases out assets in a sublease, if the discount rate implicit in the sublease cannot be readily determined, the Company uses the discount rate of the head lease, adjusted for initial direct costs related to the sublease. Initial direct costs are included in the initial measurement of the receivables and reduce the amount of revenue recognized over the lease term. On the initial date of the lease, the lease payments included in the measurement of the net investment in the lease include fixed payments less any lease incentives payable, variable lease payments that depend on an index or rate, any residual value guarantees provided to the lessor, the exercise price of a purchase option if it is reasonably certain that the lessee will exercise the option and lease termination penalties. In subsequent periods, the Company recognizes financing income over the lease term. Furthermore, the Company allocates the lease payments against the balance of finance lease receivables and against financing income for the period.

       (8)    Operating leases

Leases that do not transfer substantially all the risks and rewards incidental to ownership of an underlying asset are classified as operating leases. The Company recognizes operating lease payments as revenue on a straight-line basis over the lease term.

Initial direct costs incurred to obtain operating leases are added to the carrying amount of the underlying asset and recognized as an expense over the lease term on the same basis as the revenue from the lease.

Policy applicable before January 1, 2019

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

At inception or upon reassessment of the arrangement, the Company separates payments and other consideration required by such an arrangement into those for the lease and those for other elements on the basis of their relative fair values. Leases, where the Company assumes substantially all the risks and rewards of ownership are classified as finance leases. Upon initial recognition the leased assets are measured, and a liability is recognized at an amount equal to the lower of its fair value and the present value of the minimum lease payments. Other leases are classified as operating leases, and the leased assets are not recognized on the Company statement of financial position.

M.	Financing income and expenses

Financing income and expenses include changes in the fair value of financial assets presented at fair value through the profit and loss and derivative hedging instruments which are recognized in profit and loss. Interest income is recognized as it accrues using the effective interest method. Financing expenses include interest expenses on bank loans, bank commissions and change in time value regarding provisions. (see note 12.A.14 regarding dividend distribution)

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2020

Note 3 - Significant Accounting Policies (cont’d)

M.	Financing income and expenses (cont’d)

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

Note 4 - Cash and Cash Equivalents

	December 31
	2020	2019
	NIS thousands	NIS thousands
Balance in banks	6	5
Deposits on demand	247,073	266,016

	247,079	266,021

Note 5 – Trade Receivables

	December 31
	2020	2019
	NIS thousands	NIS thousands
Trade receivables	59,729	360
Income receivable	238,091	292,602
	297,820	292,962
Provision for doubtful debt	(101)	(203)

	297,719	292,759

Note 6 - Other Receivables

	December 31
	2020	2019
	NIS thousands	NIS thousands
Government institutions	3,095	311
Receivables for insurance	-	3,555
Advances to suppliers	254	272
Prepaid expenses	18,052	18,547

	21,401	22,685

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2020

Note 7 - Fixed Assets

A.	Composition

		Furniture	Leasehold
	Power plant	and equipment	improvements	Total
	NIS thousands
Cost
Balance as at January 1, 2019	4,878,045	2,722	744	4,881,511
Additions	60,016	397	63	60,476
Balance as at December 31, 2019	4,938,061	3,119	807	4,941,987
Additions	61,852	150	18	62,020
Disposals	(44,629)	-	-	(44,629)
Balance as at December 31, 2020	4,955,284	3,269	825	4,959,378

Depreciation and impairment losses
Balance as at January 1, 2019	1,009,201	2,171	339	1,011,711
Depreciation for the year	231,349	132	79	231,560
Balance as at December 31, 2019	1,240,550	2,303	418	1,243,271
Depreciation for the year	209,999	252	83	210,334
Impairment loss	23,563	-	-	23,563
Disposals	(44,629)	-	-	(44,629)
Balance as at December 31, 2020	1,429,483	2,555	501	1,432,539

Carrying amounts
As at January 1, 2019	3,868,844	551	405	3,869,800
As at December 31, 2019	3,697,511	816	389	3,698,716
As at December 31, 2020	3,525,801	714	324	3,526,839

B.	Security

See Note 12C regarding a lien on the Company’s assets that serves as security for the liabilities of the Company and the shareholders to the funding groups.

C.	Provision for restoration and dismantling

Increase in the time value of the provision in the amount of about NIS 187 Thousand was recognized within profit and loss as financing expenses. During 2020, a revaluation of the liability against fixed assets in the amount of approximately NIS 14 million was carried out.

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2020

Note 8 - Loans from Banks

Presented hereunder are contractual terms of the bank loans of the company and its carrying amounts. For further information regarding the company’s exposure to interest rate risks and liquidity risks see Note 16 – financial instruments and note 12.A.1.

Details regarding interest rates and linkage

			Carrying amount as at December 31
Currency and
	linkage base	Effective interest	2020	2019
		%	NIS thousands	NIS thousands
Loans from banks	CPI-linked	5.1%	2,803,400	3,035,355
Less current maturities (including	NIS
interest as at December 31)			242,098	231,380

			2,561,302	2,803,975

Note 9 - Trade Payables

	December 31
	2020	2019
	NIS thousands	NIS thousands
Open debts	102,642	24,744
Accrued expenses	206,738	263,383
	309,380	288,127

Note 10 - Other Payables

	December 31
	2020	2019
	NIS thousands	NIS thousands
Accrued expenses (*)	2,898	2,801
Other payables	910	1,031
Institutions	-	6,677

	3,808	10,509

(*) Including other payables due to related and interested parties (see note 18)	1,461	1,151

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2020

Note 11 - Income Tax

A.	Details regarding the tax environment of the Company

(1)	Presented hereunder are the tax rates relevant to the Company in the years 2018-2020:

2018 – 23%, 2019 – 23%, 2020 – 23%
On January 4, 2016 the Knesset plenum passed the Law for the Amendment of the Income Tax Ordinance (Amendment 216) - 2016, by which, inter alia, the corporate tax rate would be reduced by 1.5% to a rate of 25% as from January 1, 2016. Furthermore, on December 22, 2016 the Knesset plenum passed the Economic Efficiency Law (Legislative Amendments for Achieving Budget Objectives in the Years 2017 and 2018) – 2016, by which, inter alia, the corporate tax rate would be reduced from 25% to 23% in two steps. The first step will be to a rate of 24% as from January 2017 and the second step will be to a rate of 23% as from January 2018. As a result of the reduction in the tax rate, the deferred tax balances as at December 31, 2019 and 2020 were calculated according to the new tax rates specified in the Economic Efficiency Law (Legislative Amendments for Achieving Budget Objectives in the Years 2017 and 2018), at the tax rate expected to apply on the date of reversal. Current taxes for the reported periods are calculated according to the tax rates presented above.

(2)	The Company is an “Industrial Company” as defined in the Encouragement of Industry (Taxes) 1969 and accordingly is entitled to certain benefits including accelerated depreciation.

B.	Composition of income tax expense

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2020	2019	2018
	NIS thousands	NIS thousands	NIS thousands
Deferred tax expense	29,622	47,873	33,505

C.	Deferred tax liabilities and assets recognized

The deferred taxes are calculated using the tax rate expected to apply when reversed as described above. Changes in the tax liabilities and assets are attributed to the following items:

		Provisions
		and other
		timing	Tax losses
	Fixed assets	differences	carried forward	Total
	NIS thousands
Balance of deferred tax
asset (liability) as at
January 1, 2019	(612,526)	8,544	481,179	(122,803)

Changes recognized in the
profit and loss statements	(35,797)	(746)	(12,330)	(47,873)

Balance of deferred tax
asset (liability) as at
December 31, 2019	(648,323)	7,798	469,849	(170,676)

Changes recognized in the
profit and loss statements	28,059	4,309	(61,990)	(29,622)

Balance of deferred tax
asset (liability) as at
December 31, 2020	(620,264)	12,107	407,859	(200,298)

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2020

Note 11 - Income Tax (cont’d)

D.	Reconciliation between the theoretical tax on the pre-tax profit and the tax expense.

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2020	2019	2018
	NIS thousands	NIS thousands	NIS thousands
Profit before taxes on income	128,924	209,197	167,650

Statutory tax rate of the company	23%	23%	23%

Tax calculated according to the Company’s statutory tax rate	29,652	48,115	38,559

Creation of deferred taxes in respect of losses from previous years for which no deferred taxes were recorded in the past	(36)	(286)	(5,092)
Impact of decrease in tax rate	-	-	-

Non-deductible expenses and others	6	44	38

Income tax expense	29,622	47,873	33,505

E.	Tax losses carried forward

The total amount of forward losses from business as at December 31, 2020 is about NIS 1,773 million (as of December 31, 2019 – NIS 2,042 million). The Company has recorded deferred taxes in respect of these losses, since the Company expects to utilize them against taxable income for tax purposes that will be created for the Company in the foreseeable future.

F.	Tax assessments

The company has final tax assessments up to and including the year ended December 31, 2014 (subject to the limitations prescribed by law).

The Company is in assessment proceedings with the Tax Authority in respect of the tax assessments submitted by the Company for the years 2015-2018. On December 29, 2020, the Company received an assessment based on judgment for the year 2015 from the Tax Authority. According to the assessment, the company has a taxable income in 2015 in the amount of NIS 9 million instead of transferred losses in the amount of approximately NIS 674 million. In the assessment reasons, the Tax Authority claim arose that the company does not entitled to accelerated depreciation rates in respect of certain components of the power plant and that the company is not entitled to claim depreciation expenses in the amount of USD 140 million paid by the company to the construction contractor and for which a derivative claim was filed against the construction contractor and Zurlo, as stated in Note 12.A (9) Below. Similar claims were raised by the Tax Authority also with the respect to the other tax years 2016-2018 assessment hearings. The company denies the allegations raised by the Tax Authority and is currently working to submit an objection to the assessment issued to the company. In addition, the company position error was made in its assessment according to the best judgment issued to the company in 2015, which also according to the reasons of the Tax Authority should not have created a tax liability this year. In the Company estimation, it is not expected to have a material effect, among other things, on the financial statements that these claims are mostly timing differences and accordingly no provision was included in the financial statements.

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2020

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

As at December 31, 2020, In accordance with the expected Company cash flow, the Company is in compliance with the above coverage ratios.

Within the framework of the Financing Agreements, and at the same time as the signing of the financing agreement, other agreements related to the financing agreement were signed including the following:

a.	Capital Injection Agreement and a Subordinated Loan Agreement

These agreements include the obligation of the shareholders towards the Company and the Financing Parties, to inject, separately, and each according to their relative share, from time to time and in parallel with each request to draw from the financing facilities, a total of up to approximately 20% cash (hereinafter: ”the Shareholders Investment”), and this either for the issuance of shares or as shareholders loans, which in any case, will be subordinate to and pledged to the obligations of the Company towards the Financing Parties, according to the terms of the agreements. According to the Capital Infusion Agreement and as security for the commitment of the shareholders to provide their relative portion of the Shareholders’ Investment, the shareholders provided on the same date, cash and bank guarantees in the amount of their obligation to inject the Shareholders Investment; this, less any equity provided to the Company prior to that date.

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2020

Note 12 - Contingent Liabilities, Commitments and Guarantees (cont’d)

A.	Commitments (cont’d)

1.	Financing agreements (cont’d)

a.	Capital Injection Agreement and a Subordinated Loan Agreement (cont’d)

The Capital Infusion Agreement includes representations and obligations with regards to the shareholders and the project where their breach is likely to lead, inter alia, to the demand for immediate repayment of the outstanding credit and/or a breach of the Company’s obligations and/or to the cancellation of the license. According to the Subordinated Loan Agreement, any shareholder loan will be linked to the CPI and bear interest at an annual rate of 10%. In addition, it was agreed that any distribution to the shareholders, including loans repayment, will be subject to the compliance of the company with the financial covenants as described in the financial agreement. During the period of this statement there was no change in the relative holdings of the shareholders. Within the framework of the financing agreement, there is a lien on all the issued share capital of the Company in favor of Poalim Trust Services Ltd., as the trustee of the Financing Parties.

b.	Bank accounts agreement

The agreement sets the establishment of the project bank accounts and sets out the distribution of the cash flows among the accounts. In addition, the agreement sets out terms and procedures for executing deposits and withdrawals from each account, determines the minimum balances in each of the capital reserves, and sets out the priorities with respect to payments between the accounts and other terms regarding the management of the accounts, including the issue of transfers between accounts. The main fund reserves are a debt service fund, a heavy maintenance fund, a fund for regulation fines guarantees and a distribution fund. As at December 31, 2020, the deposits for the fund reserves sums to: NIS 201 million debt service reserve, NIS 141 million in the major maintenance fund, NIS 82 million in the distribution fund and NIS 9 million in the fines and regulation fund. These amounts are classified in the statement of financial position as “long‑term restricted deposits”.

2.	Agreement to lease land under operating lease

In 2008 an agreement was signed between the Company and EAIS for the lease of 74.5 dunams of land for the power plant, for a period of 24 years and 11 months from the date of its operation. Also, in 2008, the Company participated in this payment and transferred to EAIS the amount of NIS 3,047 thousand in respect of its relative share in the lease period which were paid by EAIS to ILA. According to IFRS 16 instructions the depreciated cost of this amount is classified as “long‑term prepaid expenses” and is amortized over the lease period.

During 2010 the Company signed on addendum to the land sub-lease agreement. According to the addendum to the agreement, in exchange for the lease of the lands designated for the project, an annual payment of NIS 3,705 thousand will be paid for a period of 25 years. See also Note 18 Related and Interested Parties. The land lease treated according to IFRS 16 (see note 17 lease).

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2020

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

On December 2017, a direct agreement was signed between the company and EZOM which replaced EAPPS. The agreement terms are the same as the agreement with EAPPS.

4.	Gas Pipeline Agreement

On November 25, 2010, the Company signed a standard agreement approved by the Gas Authority according to which in accordance the government company Israel Natural Gas Lines Ltd. (“INGL”) connected the power plant to the natural gas pipeline. The company paid connection fees in the amount of NIS 47 million which was recognized as prepaid expenses classified under non-current assets and will be amortized over the operating period. In addition, according to the agreement, the company is obligated to pay INGL Commencing from the date of end of the connection in November 2013, a monthly payment for the capacity in the pipeline and a variable payment for gas flowing through the pipeline.

5.	Diesel Storage agreement

On June 17, 2013, the company entered into an agreement with Eilat Ashkelon Pipeline Company Ltd (hereinafter: “EAPC”) regarding storage of petrol in their plant.

According to the agreement, the company will store petrol at the necessary quantities for backup of reserve fuel as required by Electricity Market Regulations and for the Company’s current needs, estimating at 14,000 square meters.

EAPC are the controlling shareholder - of Eilat Ashkelon Infrastructure Services Ltd. who are an interested party and related party, see note 18. On March 25, 2019, assignment of debt and right was made for a diesel storage agreement to the Europe Asia Pipeline Company Ltd. (hereinafter "the Operational operator") according to the assignment all duties and rights of the company will now be with the Operator. Except for the assignment, there were no changes to the agreement.

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2020

Note 12 - Contingent Liabilities, Commitments and Guarantees (cont’d)

A.	Commitments (cont’d)

6.	Agreement to purchase natural gas

On October 15, 2012, the Company entered into an agreement with the partners in the Tamar license (“Tamar”) by which, subject to the fulfillment of suspense conditions provided in the agreement, the Company will purchase natural gas from Tamar for operating the power plant it is constructing in Ashkelon.

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

On April 30, 2015, the Company received a notification from Tamar whereby the “interim period”, as defined in the agreement, began on May 5, 2015. Pursuant to the agreement, during the interim period supply of the gas to the Company will be subject to the quantities of the natural gas that will be available to Tamar at that time after supply of natural gas to other customers of Tamar with which contracts were signed for supply of natural gas prior to the signing of the agreement with the Company. The interim period will end when Tamar completes, should it ultimately complete, a project for expansion of the supply capacity of a system for treatment and transfer of natural gas from the Tamar reserve, upon existence of the preconditions detailed in the agreement. In the Company’s estimation, the impact of Tamar’s notification on its activities is not expected to be significant. On November 26, 2016, the company received notification from Tamar whereby the interim period end on September 30, 2020. On April 2, 2019, the Company entered into an addendum to the agreement with the partners in the Tamar license ("Tamar") according to which the gas quantities specified in the addendum to the agreement that the Company purchase from Tamar will not be included for the purpose of calculating the quantities of gas at the time of the reduction of the purchases from Tamar, in accordance with the instructions of the agreement with Tamar and in accordance with the layout instructions for increasing the quantity of natural gas produced from the Tamar natural gas field And rapid development of natural gas fields leviathan, Karish and Tanin and additional fields from August 16, 2015 ("Gas layout"). The addendum to the agreement was subject to certain suspending conditions which been fulfilled in July 2019. On January 22, 2020, the Company received notification from the partners in the Tamar license (“Tamar”) that the "Interim Period" will end, as defined in the agreement, on March 1, 2020. According to the notification and the terms of the agreement, Tamar will consider the Company as a permanent customer commencing from the end of the "Interim Period".

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2020

Note 12 - Contingent Liabilities, Commitments and Guarantees (cont’d)

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

9.	Claims by Dori Energy, Zorlu, Edelcom and EAIS

a)	Petition to Approve a Derivative Claim filed by Dori Energy and Hemi Raphael within the arbitration

On April 12, 2015, the Company received two letters from representatives of Dori Energy (hereinafter- "The Representatives") that were addressed to the Company’s Chairman of the Board. As part of these letters, the company is requested to take legal action to reveal the engagement between one of the shareholders of the Company, Zorlu Enerji Elektrik Uretim A.S., and the construction contractor of the Dorad power station, Wood Group (EPC contractor). The aforesaid letters are advance notices to the Company regarding the intention of the representatives to file a derivative claim insofar as their requests are not accepted.

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

On January 12, 2016, the representatives filed a motion to amend the motion for approval of a derivative claim (hereinafter: ‘the motion for amendment”). The motion for amendment raises new allegations by which Zorlu together with Ori Edelsborg (a director in the company) and companies under his control supposedly conspired to deceive the Company by “inflating” the cost of the EPC agreement for the purpose of splitting between them the profits from such “inflation”. In addition, in the framework of the motion for amendment it is requested to add Mr. Ori Edelsborg and companies under his control as defendants to the amended motion for approval of a derivative claim and, also, to remove from the claim the representatives of Zorlu on the Company's Board of Directors.

 It is noted that the motion for approval of a derivative claim as well as the amended motion for approval of a derivative claim that was attached to the motion for amendment, do not include any monetary relief rather request that the court give the representatives permission to split the relief so that they may file a separate monetary claim in the future on behalf of the company with respect to the company financial damages, after they receive all the documents and information they are requesting.

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2020

Note 12 - Contingent Liabilities, Commitments and Guarantees (cont’d)

A.	Commitments (cont’d)

9.	Claims by Dori Energy, Zorlu, Edelcom and EAIS (cont’d)

a)	Petition to Approve a Derivative Claim filed by Dori Energy and Hemi Raphael within the arbitration (cont’d)

On April 20, 2016, a discussion in court focused on the application to amend the derivative claim was held in court. At the end of the discussion, the court accepted the application to amend the derivative claim in a matter that the amended derivative claim is on the agenda.

At the end of July 2016, the respondents filed their responses to the court regarding the amended application of the derivative claim. In accordance with their responses, they deny the Allegations included in the application and according to them they did not do any injustice to the company and therefore the company has no cause of action against them.On December 27, 2016, following a negotiation between the parties, an arbitration agreement has been signed between the parties which in accordance, it was agreed to transfer the proceeding to arbitration and on January 3, 2017 The Representatives filed a motion to cancel the proceedings which was approved by the Supreme Court on January 8, 2017. Following the nomination of the new arbitrator (see note: 12.A.9.e). On April 30, 2019, a preliminary meeting was scheduled with the new elected arbitrator. During the year of the report and in 2021, several hearings and evidentiary hearings were held that included the summoning of witnesses and determined. After the reporting date, on February 15, 2021, the arbitrator approved the plaintiff request for a change of litigant, so that in place of the late Hami Rafael, Rani Friedrich will come as a litigant in the legal proceedings. In the Company estimation, based on the opinion of its legal counsel, at this stage cannot intelligently assess the results of the arbitration proceedings.

b)	Third party notice from Zorlu within the arbitration

On April 30, 2017, Zorlu sent a third-party notice to the Company, Dori Energy and Dori Group, according to which, to the extent Dori Energy claim is accepted, it will comply with all the rights it had in connection with its right to construct the power plant, including the right to the profits it was supposed to receive under this construction in such a manner that the third parties would owe Zorlu. See Section 12.A.9.a regarding the Company assessment of the results of the arbitration process.

c)	Petition to Approve a Derivative Claim filed by Edelcom within the arbitration (cont’d)

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

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2020

Note 12 - Contingent Liabilities, Commitments and Guarantees (cont’d)

A.	Commitments (cont’d)

9.	Claims by Dori Energy, Zorlu, Edelcom and EAIS (cont’d)

c)	Petition to Approve a Derivative Claim filed by Edelcom within the arbitration (cont’d)

According to Edelcom, Dori Group holdings in the Company are through Dori Energy, which on November 25, 2010 entered into a triangular investment agreement between Dori Energy, Ellomay and the Dori Group (hereinafter: “the Dori Energy investment agreement”). In addition, according to Edelcom, when the Dori Energy investment.
agreement was signed Ellomay received management rights in Dori Energy that are equal to those of the Dori Group while at the same time Ellomay formally held only 40% of the issued share capital of Dori Energy and therefore it was expected that the management rights granted to it would correspond to its holding rate in Dori Energy at that time. In view of the aforesaid, according to Edelcom the Dori Group holdings have fallen below 10% and it has therefore breached its commitment according to the entrepreneurship agreement. On January 4, 2017, following a signed arbitration agreement between the parties, a request was filed to the court by the parties for cancellation of the claim and the claim will be heard within the arbitration proceedings. See Section 12.A.9.a regarding the Company assessment of the results of the arbitration process.

d)	Statement of Claim filed by Edelcom within the arbitration

On July 27, 2017, Edelcom submitted a lawsuit against Amos Luzon Group, Dori Energy and Ellomey ("Defendants"), in respect of the transfer of company shares in contrary to the provisions of the shareholders agreement signed between the Company and its shareholders on November 25, 2010 (hereinafter: "Shareholders Agreement"). According to Edelcom, the defendants interpreted unlawfully and in bad faith the provisions of the shareholders agreement while contracted in investment agreement followed by an allocation of shares made in contrary to the provisions of the shareholders agreement. Edelcom claims for a various of declaratory remedies and an operative remedy which will enforce of the sanctions set forth in the shareholders agreement, an order directed to the company and ordered her to withhold any payment due to Dori Energy by virtue of its status as a shareholder in the company, including dividends or repayment of shareholders loan, and an order addressed to the company and ordered her to suspend Mr. Menachem Refael role as a director of the Company from Dori energy and prohibit Mr. Rephael be present or vote in meetings of the Board. The parties agreed that this claim will be transferred to the arbitration proceedings. On October 22, 2019, the arbitrator ruled to delete the claim regarding Edelcom claim regarding the right of refusal.

e)	Statement of Claim filed by Edelcom

On March 28, 2018, Zorlu and Edelcom filed a motion to remove the arbitrator from its position. On October 22, 2018, the District Court rejected the demand that the arbitrator be removed from its position. On February 12, 2019, the Supreme Court accepted the appeal of Zorlu and Edelcom and the arbitrator was removed from its position.

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2020

Note 12 - Contingent Liabilities, Commitments and Guarantees (cont’d)

A.	Commitments (cont’d)

9.	Claims by Dori Energy, Zorlu, Edelcom and EAIS (cont’d)

f)	Zorlu motion

On April 8, 2019, Zorlu filed a motion against the Company and directors in the Company. The motion revolves around the issue of convening a shareholder meeting whose agenda is the planning and construction of the “Dorad 2” project. Zorlu claim that the court must issue an order instructing the Company to convene a special meeting of its shareholders, the agenda of which will be the planning and construction of the “Dorad 2” project. On April 16, 2019, Edelcom made an application to be joined as an additional respondent in the motion. On August 13, 2019, the Company response to the motion. On December 8, 2019, an evidence hearing was held in which the witnesses on behalf of Zorlu and Edelcom were questioned. On January 12, 2020, the court ruled that Zorlu and Edelcom must file written summaries within 45 days and that the respondents must file summaries 45 days thereafter. On June 7, 2020, the sides submitted written summaries. On August 27, 2020, the Company submitted an update notice. On September 8, 2020, Zorlu and Edelcom submitted a response to the update announcement.

The Company estimation, based on the opinion of its legal advisor, at this stage cannot assess the result of the motion. In any case, the requested order is only declarative relief, which does not carry any monetary liability to the company.

10.	Faults in production units

On November 21, 2018, a malfunction was discovered in the generator of one of the two steam turbines of the power station as a result that turbine was temporarily out of use until its repair in February 2019. This failure did not have materially effect on the Company operations.  In 2019, the company recognized indemnification property in the amount of NIS 5.3 million (USD 1.5 million) for this failure which paid partially during 2019. The balance of the indemnification property for December 31,2019 is NIS 3.8 million. The Company received the balance of the indemnification properties during 2020.

In August 2020, a fault was discovered in one of the gas turbines of the company power plant in such a way that this turbine went out of use. On September 29, 2020, the Company signed an agreement with GE to purchase a gas turbine in the amount of approximately USD 6.2 million, replacing the damage turbine and selling the damage turbine in the amount of approximately NIS 1.4 million. In accordance with the above, the company register impairment by approximately NIS 18 million from the value of fixed assets in respect of the sell price of the damage turbine. Also, due to faults discovered at the end of the accounting year in certain components in several gas turbines of the power plant, the company reduced some of the components and recognized the maintenance costs of some of the components. The effect on the profit and loss amounted to approximately NIS 31 million.

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2020

Note 12 - Contingent Liabilities, Commitments and Guarantees (cont’d)

A.	Commitments (cont’d)

11.	Memorandum of understanding with Alon Energy Centers

On March 6, 2019, the Company signed a memorandum of understanding with Alon Energy Centers Limited partnership. ("Alon Gat"), which constructs a private power plant for the production of electricity in Kiryat Gat with a capacity of approximately 73 megawatts.

On November 11, 2019, the Company signed an addition to the memorandum of understanding (the memorandum and Additions Document will be referred to as "Detailed Agreement") under the Detailed Agreement Alon Gat will serve as a producer who will provide the Company with the full availability of the power station and will sell the electricity produced at the power plant to the Company, which will serve as supplier. In exchange for availability and energy payments to be paid to Alon Gat for a period of 5 years and extension options cumulative to 6 years with each party the option of early termination of the detailed agreement subject to certain conditions with prior notice. In accordance with the detailed agreement, Alon Gat, who holds the production license, will be responsible for operating the power plant and generating electricity at the station and will bear all costs related to operating the power plant, availability, and power generation. The company will be responsible for all activities related to the power supply and power plant sales to the customers and the electricity company. The Detailed Agreement is subject to suspending conditions which, as at the date of approval of the financial statements, have not yet been fully fulfilled. On November 12, 2019, commercial operation of the power plant began and the implementation of the detailed agreement. The implementation of the Detailed Agreement is subject to the approval of the Company lenders (which was received on December 5, 2019) and to the approval of Alon Gat lenders, that has not yet been received has been extended until March 15, 2020. The Company expects this approval is reasonably likely to be obtained until June 2021. In addition, conditions have been set in the agreement which at the time of their existence, each of the parties may cancel in advance notice, including for any case of regulatory change which materially affects the implementation of the contract between the parties. Following the August 2019 hearing Before implementing the detailed agreement and the PUA resolution as of January 2020, regarding the standards on consumption plan anomalies amendment, which constitutes a regulatory change as defined in the agreement and may affect the financial feasibility of the agreement. the Company, in collaboration with Alon Gat, is still examine the feasibility of the agreement and the need for its amendment, therefore, as of the date of the report the conditions for recognition of a right of use asset and lease liability have not been fulfilled accordance with IFRS 16.

12.	Acquisition of natural gas

On October 30, 2017, the Company signed an agreement with Energian Israel ("Energian") regarding the acquisition of natural gas, in a cumulative volume of approximately 6 BCM over a period of 14 years, from the Karish and Tanin reserves held by them and whose completion is expected to be by the end of 2020. The company will purchase about half of the gas required to operate the company power plant, the rest of the demand will continue to be supplied by Tamar. According to the agreement, if the Company does not actually consume the minimum quantity it has undertaken, it will be forced to consume this quantity. On November 2018, all the suspending conditions included in the agreement were fulfilled. on February 5, 2020, Energian announced to the company that following the Corona virus, the Chinese government has issued restrictions on travel and transportation including an area where some of Energian gas production facilities are manufactured. Due to these limitations, Energian contractor announced an expected delay. Following the date of the report, on January 21, 2021, Energian updated the forecast date for the initial gas flow to the end of 2021 or the first quarter of 2022.

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2020

Note 12 - Contingent Liabilities, Commitments and Guarantees (cont’d)

A.	Commitments (cont’d)

12.	Acquisition of natural gas (cont’d)

As a result, Energian warned of an expected delay in the gas supply to the Company due to Force majeure. As the delay will occur as stated, the Company may continue purchase gas from Tamar at a higher price than the price set in the agreement with Energian. On April 22, 2020, Energian reported to the company that it had taken several steps to overcome the plague effect on the work performance in a way that would reduce the anticipated delay in completing the work towards gas supply to the company. On September 10, 2020, Energian updated the company that initial gas flow expected to begin in the second half of 2021. Previous estimates predicted initial gas flow in the first half of 2021.

13.	PUA resolution

On January 27, 2020, the PUA issued a resolution regarding the amendment of the standard on Consumption plan anomalies published at the August 2019 hearing. These standards regulate the mechanism in cases where consumer consumption differs from the supply plan submitted by suppliers (electricity producers) and includes a mechanism that protects suppliers from random deviations in actual consumption volumes. According to the resolution, the PUA amends the standards and impose financial sanctions, in cases of certain exceptional events that may add up to significant sums. The Company is reviewing the aforesaid resolution and its implications on the Company, on its engagements and financial results, at the same time is preparing to reduce the implications of the proposed resolution. The resolution comes into effect as of September 1, 2020, the implementation of the resolution has no material effect on the Company financial results.

14.	Dividend distribution

On February 27, 2020, the Company Board of Directors decided to distribute a dividend of NIS 120 million. On March 4, 2020, the Company paid a dividend of NIS 90 million to its Israeli shareholders and even purchased approximately USD 8.7 million (approximately NIS 30 million). On the same date) for the payment of the dividend to a shareholder that is a foreign company subject to the receipt of withholding tax deduction. On March 17, 2020, upon receipt of a withholding tax certificate, the Company transferred to the foreign company the dividend of USD 8.7 million (approximately NIS 34 million at the date of payment).

15.	Settlement agreement with the Egyptian gas supplier

On December 28, 2020, the Company signed a settlement agreement with East Mediterranean Gas company (hereinafter: "EMG"), in the agreement the Company will remove any claim against EMG for the amounts paid by the Company to EMG in respect of the canceled gas agreement and in return will receive an amount of approximately NIS 13 million, an amount of approximately NIS 1.3 million was received on December 29,2020. The balance of the amount is expected to be received during 2021. The company recognized the amount received in other income, the balance of the amount will be recognized as received, considering the uncertainty in receiving the balance of the compensation.

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2020

Note 12 - Contingent Liabilities, Commitments and Guarantees (cont’d)

A.	Commitments (cont’d)

16.	Third party notice from IEC

On November 22, 2020, the Electric Company announced to the company that a class action lawsuit had been filed against it, claiming that the IEC had been negligent in supervising the conduct of private electricity suppliers and thus causing damage to electricity consumers. It is alleged that the private electricity suppliers gave false reports in the consumption plans submitted to the system manager at the IEC while utilizing the rules set by the PUA in the standards. See note 12.A.13. On November 22, 2020, the IEC filed a third-party notice against the company. In the Company opinion, based on the opinions of its legal counsel, at this stage cannot intelligently assess the results of the legal proceedings in an informed manner.

17.	Possibility of constructing another power plant

The company is considering the possibility of constructing another power plant in the existing station. On July 13, 2020, the Company submitted to the National Infrastructure Committee (hereinafter: “NIC’) plans for public objections. Subsequent to the date of the report, on January 11, 2021, regarding the company request, the NIC decided to postpone the final decision.

B.	Bank guarantees

As at the date of the report, the Company provided, through its shareholders, based on their proportionate holdings in the Company and pursuant by the financing agreements bank guarantees to INGL, the Public Utilities Authority (“PUA”), for purposes of compliance with the terms of the licenses granted to the Company, and in favor of the System Management Unit in the Electric Company, as required under the Company’s agreement with the Electric Company, and in accordance with the guidelines published by the PUA. On January 2020, there was an update to the amount of the guarantee provided to system manager whereas the total updated amount is NIS 175 million.

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

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2020

Note 13 - Share Capital

Composition of the share capital in nominal values:

	Number of shares
	December 31
		Issued and	Issued and
	Authorized	paid-in	paid-in
		2020	2019
Ordinary shares of NIS 1 par value	500,000	10,640	10,640

See Note 12A(1)(a) regarding an issuance of shares against a conversion of loans into equity.

Note 14 - General and Administrative Expenses

	For the year ended December 31
	2020	2019	2018
	NIS thousands
Wages and related expenses	13,191	10,835	11,141
Rental and office maintenance	2,310	2,546	2,971
Profession services	8,583	6,145	6,268
Depreciation	913	793	196
Other	30	155	164
Expenses (income) doubtful debt	(101)	202	-

	24,926	20,676	20,740

Note 15 - Financing Income and Expenses, Net

	Year ended December 31
	2020	2019	2018
	NIS thousands
Financing income
Revaluation of derivatives	-	-	11,536
Net foreign exchange gain	-	-	9,753
Other	3,056	4,237	3,361

	3,056	4,237	24,650

Financing expenses
Revaluation of derivatives	11,050	4,939	-
Interest expense on bank loans	132,763	171,962	212,367
Interest expense on loans from related parties	-	838	12,577
Net foreign exchange loss	11,228	11,935	-
Bank commissions	645	972	2,581
Lease financing expenses	1,546	1,631	-
Other financing expenses	196	604	463

	157,428	192,881	227,988

Net financing expenses	154,372	188,644	203,338

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2020

Note 16 - Financial Instruments

A.	Overview

The Company has exposure to the following risks from its use of financial instruments:

●	Credit risk
●	Liquidity risk
●	Market risk

This note presents quantitative and qualitative information about the Company’s exposure to each of the above risks, and the Company’s objectives, policies and processes for measuring and managing risk.

In order to manage these risks and as described hereunder (see note 16.E.1), the Company executes transactions in derivative financial instruments. Presented hereunder is the composition of the derivatives:

	December 31
	2020	2019
	NIS thousands
Derivatives presented under current liability
Forward exchange contracts used for economic hedge	(2,993)	-

B.	Risk management framework

The Board of Directors has overall responsibility for the establishment and oversight of the Company risk management framework. The Board has established the Financial Committee, which is responsible for defining a risk management policy. The committee reports regularly to the Board of Directors on its activities.

C.	Credit Risk

Credit Risk is a risk for a financial loss caused to the company if the counterparty of the financial instrument fails to meet his contractual obligations.

Cash and cash equivalents
As at December 31, 2020, the Company has cash and cash equivalents in the amount of NIS 247,079 thousand (December 31, 2019 - NIS 266,021 thousand). The Company’s cash and cash equivalents are deposited with a financial institution having a high credit rating (international rating scale).

Pledge deposits
The company does not hold pledge deposits.

Restricted deposits
As at December 31, 2020 the Company has deposits in the amount of NIS 433,265 thousand that are restricted according to the financing agreements (December 31, 2019 – NIS 438,032 thousand). The Company’s restricted deposits are held with a financial institution having a high credit rating (international rating scale).

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2020

Note 16 - Financial Instruments (cont’d)

C.	Credit Risk (cont’d)

Trade and other receivables (Current assets)
The Company’s exposure to credit risk is influenced mainly by the individual characteristics of each customer. The Company has established a credit policy under which each new customer is analyzed individually for credit worthiness If necessary, the customer will be examined individually again. The Company review includes external ratings, when available. The collection from the company customers is carried out on a regular basis.

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

Notes to the Financial Statements as at December 31, 2020

Note 16 - Financial Instruments (cont’d)

D.	Liquidity risk (cont’d)

The following are the contractual maturities of financial liabilities at undiscounted amounts and based on the rates at the reporting date, including estimated interest payments.

	December 31, 2020
	Carrying	Contractual	6 months				More than
	amount	cash flows	or less	6-12 months	1-2 years	2-5 years	5 years
	NIS thousands
Non-derivative financial liabilities

Trade payables	309,380	309,380	309,380	-	-	-	-

Other payables	2,933	2,933	2,933	-	-	-	-

Loans from banks	2,803,401	3,519,668	184,907	172,080	381,190	1,058,904	1,722,587

	3,115,714	3,831,981	497,220	172,080	381,190	1,058,904	1,722,587

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2020

Note 16 - Financial Instruments (cont’d)

D.	Liquidity risk (cont’d)

	December 31, 2019
	Carrying	Contractual	6 months				More than
	amount	cash flows	or less	6-12 months	1-2 years	2-5 years	5 years
	NIS thousands
Non-derivative financial liabilities

Trade payables	288,127	288,127	288,127	-	-	-	-

Other payables	9,478	9,478	9,478	-	-	-	-

Loans from banks	3,035,355	3,874,688	184,207	170,813	356,987	1,089,365	2,073,316

	3,332,960	4,172,293	481,812	170,813	356,987	1,089,365	2,073,316

Bodies that provided financing for the project’s construction
Credit risk from bodies that provided financing to the Company for the project’s construction in respect of the financing agreements as described in Note 12A(1). These bodies have a high credit rating.

E.	Market risk

Market risk is the risk that changes in market prices will affect the Company’s income. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.

As of December 31, 2020, and since the beginning of commercial operation of the power plant, the management estimates that the main risks are changes in regulations applicable to the area of operations as approved by the electricity authority and changes in load, system, and time (“TAOZ”), a change in the gas purchase costs and other changes in the electricity and gas market, COVID-19 effect, political and security events.

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2020

Note 16 - Financial Instruments (cont’d)

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

(a)	The exposure to linkage and foreign currency risk

The Company's exposure to linkage and foreign currency risk is as follows:

	December 31, 2020
	Non-financial	Unlinked	CPI-linked	US Dollar linked	Total
	NIS thousand
Financial assets and financial
liabilities:
Current assets:
Cash and cash equivalents	-	177,937	-	69,142	247,079
Trade receivables	-	297,719	-	-	297,719
Other receivables	21,401	-	-	-	21,401

Non-current assets:
Restricted deposits	-	230,956	-	202,309	433,265
Prepaid expenses	35,230	-	-	-	35,230
Fixed assets	3,526,839	-	-	-	3,526,839
Intangible assets	5,402	-	-	-	5,402
Right of use assets	60,113	-	-	-	60,113

Current liabilities:
Current maturities of loans
from banks	-	-	242,098	-	242,098
Current maturities of
lease liabilities	-	-	4,535	-	4,535
Trade payables	-	285,065	-	24,315	309,380
Other accounts payable	876	2,932	-	-	3,808
Financial derivatives	-	-	-	2,993	2,993

Non-current liabilities:
Loans from banks	-	-	2,561,302	-	2,561,302
Long-term lease liabilities	-	-	50,858	-	50,858
Provisions for dismantling
and restoration	50,000	-	-	-	50,000
Deferred tax liabilities	200,298	-	-	-	200,298
Liabilities for employee
benefits, net	160	-	-	-	160
Total exposure in statement
of financial position
in respect of financial assets
and financial liabilities	3,397,651	418,615	(2,858,793)	244,143	1,201,616

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2020

Note 16 - Financial Instruments (cont’d)

E.	Market risk (cont’d)

(1)	Linkage and foreign currency risks (cont’d)

(a)	The exposure to linkage and foreign currency risk (cont’d)

The Company's exposure to linkage and foreign currency risk is as follows:

	December 31, 2019
	Non-financial	Unlinked	CPI-linked	US Dollar linked	EURO	Total
	NIS thousand
Financial assets and financial
liabilities:
Current assets:
Cash and cash equivalents	-	195,082	-	70,931	8	266,021
Trade receivables	-	292,759	-	-	-	292,759
Other receivables	22,685	-	-	-	-	22,685

Non-current assets:
Restricted deposits	-	303,263	-	134,769	-	438,032
Prepaid expenses	37,225	-	-	-	-	37,225
Fixed assets	3,698,716	-	-	-	-	3,698,716
Intangible assets	2,247	-	-	-	-	2,247
Right of use assets	64,161	-	-	-	-	64,161

Current liabilities:
Current maturities of loans
from banks	-	-	231,380	-	-	231,380
Current maturities of
lease liabilities	-	-	4,551	-	-	4,551
Trade payables	-	247,464	-	40,663	-	288,127
Other accounts payable	1,031	9,478	-	-	-	10,509

Non-current liabilities:
Loans from banks	-	-	2,803,975	-	-	2,803,975
Long-term lease liabilities	-	-	54,052	-	-	54,052
Provisions for dismantling
and restoration	36,102	-	-	-	-	36,102
Deferred tax liabilities	170,676	-	-	-	-	170,676
Liabilities for employee
benefits, net	160	-	-	-	-	160
Total exposure in statement
of financial position
in respect of financial assets
and financial liabilities	3,617,065	534,162	(3,093,958)	165,037	8	1,222,314

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2020

Note 16 - Financial Instruments (cont’d)

E.	Market risk (cont’d)

(1)	Linkage and foreign currency risks (cont’d)

(a)	The exposure to linkage and foreign currency risk (cont’d)

The Company’s exposure to foreign currency risk due to derivative financial instruments is as follows:

	December 31, 2020
	Currency/	Currency/	Principal
	linkage	linkage	amount in	Dates range of
	receivable	payable	$ millions	expiration	Fair value
					NIS thousands
Instruments used
Economic Hedge:
Forward foreign				29.01.2021
currency contracts	US dollars	NIS	63	31.12.2021	(2,993)

December 31, 2019
	Currency/	Currency/	Principal
	linkage	linkage	amount in	Dates range of
	receivable	payable	$ millions	expiration	Fair value
NIS thousands
Instruments used
Economic Hedge:
Forward foreign
currency contracts	-	-	-	-	-

(b)	Sensitivity analysis

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

	December 31, 2020		December 31, 2019
	Increase	Decrease	Increase	Decrease
	Profit or loss	Profit or loss	Profit or loss	Profit or loss
	NIS thousands	NIS thousands	NIS thousands	NIS thousands
Change in the exchange rate of:
5% in the US dollar (1)	23,200	(23,200)	8,252	(8,252)
10% in the U.S. dollar (1)	45,684	(45,684)	16,504	(16,504)
1% change in CPI (2)	(28,034)	28,034	(30,354)	30,354
2% change in CPI (2)	(56,068)	56,068	(60,707)	60,707

(1)	The sensitivity derives mainly from balances of cash, restricted deposits, derivatives and balances of trade and other payables in foreign currency.
(2)	The effect of the change on equity is the same as in profit or loss.

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2020

Note 16 - Financial Instruments (cont’d)

F.	Fair value

(1)	Fair values versus carrying amounts

The carrying amounts of certain financial assets and liabilities, including cash and cash equivalents, other accounts receivable, pledged deposits, derivative financial instruments, trade payables, long term loans from related parties and other accounts payable are the same or proximate to their fair value.

The fair values of the financial liabilities, together with the carrying amounts shown in the statement of financial position, are as follows:

	December 31
	2020		2019
	Carrying	Fair	Carrying	Fair
	amount	value	amount	value
	NIS thousands	NIS thousands	NIS thousands	NIS thousands
Long-term loans from banks (*)	2,803,400	2,970,255	3,035,355	3,165,760

(*)	Including current maturities.

(2)	Interest rates used for determining fair value

The interest rates used to discount estimated cash flows, when applicable, are based on the government yield curve at the reporting date (level 2 on fair value hierarchy) plus an adequate credit spread, and were as follows:

	December 31
	2020	2019
	%	%
Long-term loans from banks	3.3%	3.9%

(3)	Fair value hierarchy

The table below analyses financial instruments carried at fair value, by valuation method. The different levels have been defined as follows:

●	Level 1: quoted prices (unadjusted) in active markets for identical instruments
●	Level 2: inputs other than quoted prices included within Level 1 that are observable, either directly or indirectly
●	Level 3: inputs that are not based on observable market data (unobservable inputs).

	December 31, 2020
	Level 1	Level 2	Level 3	Total
	NIS thousands	NIS thousands	NIS thousands	NIS thousands
Derivatives used for hedging:
Forward foreign currency contracts	-	(2,993)	-	(2,993)

December 31, 2019
	Level 1	Level 2	Level 3	Total
	NIS thousands	NIS thousands	NIS thousands	NIS thousands
Derivatives used for hedging:
Forward foreign currency contracts	-	-	-	-

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2020

Note 17 – Lease

The Company applies IFRS 16, Leases, as from January 1, 2019. The Company has lease agreements with respect to the following items:

(1)	Land
(2)	Offices

(1)	Information regarding material lease agreements

(a)
The Company leases land from EAIS for a period of 25 years during which the Company established a power station. The contractual period ends on May 20, 2039. The total liability for the lease and the right of use assets recognized in the statement of financial position as of December 31, 2020 for the lease was approximately NIS 54,237 thousand and NIS 56,751 thousand respectively.

Following an agreement signed with the EAIS, regarding the land lease, the Company paid NIS 3,047 thousand for its share of the lease payments paid by the EAIS to the ILA. This amount was capitalized to the right of use assets and amortized during the lease period, see Note 12A (2).

(b)
The Company leases offices from Africa Israel for a period of 5 years with extension options for another 6 years, the ending date for the extension periods is December 8, 2022. The Company is in an option period to extend the agreement, under the same conditions as the original agreement.  The total liability for the lease and the right of use assets recognized in the statement of financial position as of December 31, 2020 for the lease of the offices is approximately NIS 1,157 thousand and approximately NIS 1,122 thousand respectively.

(2)	Right-of-use assets

(a)	Composition and changes

	Land *	offices	Total
	NIS thousands	NIS thousands	NIS thousands

Balance as at January 1, 2019	65,675	2,289	67,964
Depreciation on right-of-use assets	3,222	581	3,803
Balance as at January 1, 2020	62,453	1,708	64,161
Depreciation on right-of- use assets	3,462	586	4,048

Balance as at December 31, 2020	58,991	1,122	60,113

* The balance of land includes the classification of prepayment of lease payments, see above in Note 17 (1) a.

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2020

Note 17 – Lease (cont’d)

(3)	Lease liability

Maturity analysis of the Company lease liabilities

December 31, 2020
NIS thousands

Less than one year	4,535
One to five years	20,322
More than five years	30,536

Total	55,393

Current maturities of lease liability	4,535
Long-term lease liability	50,858
55,393

(4)	Additional information on leases

	December 31, 2020	December 31, 2019
	NIS thousands	NIS thousands

(a) Amounts recognized in profit or loss
Interest expenses on lease liability	1,546	1,631

(b) Amounts recognized in the statement of cash flows
Cash outflow for leases	4,523	8,513

Dorad Energy Ltd.
Notes to the Financial Statements as at December 31, 2020

Note 18 - Related and Interested Parties

Transactions with related and interested parties

Details of transactions with related and interested parties are presented below (all the transactions are at market terms):

		Year ended December 31			December 31
		2020	2019	2018	2020	2019
Related party/Interested party	Nature of transaction	Transactions amounts			Outstanding balance
Parties having significant influence	On December 2017 the Company entered into an agreement with EZOM regarding operation and maintenance of the power plant including the purchasing of spare parts	170,765	163,152	203,050	5,805	5,798

Parties having significant influence	The Company entered into an agreement with EAPSS regarding operation and maintenance of the power plant including the purchasing of spare parts and repairs as from November 2012 see Note 12A(10). The payments will be made on a monthly basis throughout the period of the agreement. See Note 12A(3)) regarding a subcontracting agreement between EAPSS and Ezom Ltd. As of December 2017, the agreement is directly with Ezom.	3,310	3,326	3,291	-	-

Parties having significant influence	The Company entered into an agreement with Eilat Ashkelon Pipeline Company Ltd. (EAPC) regarding Diesel storage services and use of emergency pumps as of July 2013. The payments will be paid on a quarterly basis (see Note 12A(5)).	-	918	4,312	-	-

Parties having significant influence	The Company entered into a lease agreement of the land for the power plant (see Note 12A(2)).	4,056	3,951	3,892	-	-

Related Companies	The Company has several agreements with related companies for the sale of electricity.	-	4,697	16,278	-	-

Related Party	The Company engage with Ramat Negev Energy for purchase electricity and gas.	1,594	1,877	127	-	-

Key management personnel	Salary and benefits for the company Key management personnel	5,621	4,865	4,611	1,815	1,498

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2020

Note 19 - Subsequent Events

On February 7, 2021, a fault was discovered in the company steam turbine, the company is examining the nature of the fault.

DF - 48

Exhibit Index

Number	Description
1.1	Memorandum of Association of the Registrant (translated from Hebrew), reflecting amendments through June 9, 2011*(1)
1.2	Second Amended and Restated Articles of the Registrant, reflecting amendments through June 21, 2018(2)
2.1	Specimen Certificate for ordinary shares(3)
2.2	Description of Rights of Securities Registered Under Section 12 of the Exchange Act(4)
4.1	1998 Share Option Plan for Non-Employee Directors(4)
4.2	2000 Stock Option Plan(4)
4.3	Form of Indemnification Undertaking between the Registrant and its officers and directors, granted until June 21, 2018(1)
4.4	Form of Indemnification Undertaking and Exemption between the Registrant and its officers and directors, granted following June 21, 2018(5)
4.5	Form of Registration Rights Agreement, dated September 12, 2005, among the Registrant, certain investors, Bank Hapoalim, Bank Leumi and Israel Discount Bank(6)
4.6	Management Services Agreement, by and among the Registrant, Kanir Joint Investments (2005) Limited Partnership and Meisaf Blue & White Holdings Ltd., effective as of March 31, 2008(7)
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

4.9	Rinconada II Building Right Agreement (summary of Spanish version)(3)*
4.10	Amendment No. 1 to Management Services Agreement, by and among the Registrant, Kanir Joint Investments (2005) Limited Partnership and Meisaf Blue & White Holdings Ltd., dated June 18, 2013(9)
4.11	Rodríguez I Lease Agreements (summary of Spanish version)(10)*
4.12	Rodríguez II Lease Agreements (summary of Spanish version)(10)*
4.13	Fuente Librilla Lease Agreement (summary of Spanish version)(10)*
4.14	Updated Directors and Officers Compensation Policy, adopted July 5, 2016(11)
4.15	Talmei Yosef Lease Agreement (summary of Hebrew version)*(11)

Number	Description
4.16	Talasol Lease Agreements (summary of Spanish versions)* (4)
4.17	Amendment No. 3 to Management Services Agreement, by and among the Registrant, Kanir Joint Investments (2005) Limited Partnership and Meisaf Blue & White Holdings Ltd., dated June 19, 2019(4)
4.18	Deed of Trust between the Registrant and Hermetic Trust (1975) Ltd., governing the Company’s Series C Debentures, dated July 15, 2019 (translation of Hebrew version)*(12)
4.19	Sale and Purchase Agreement between Ellomay Luxembourg Holdings S.a.r.l and Sonnedix San Davide S.r.l, executed on December 20, 2020(4)
4.20	Ellomay Solar Lease Agreement (summary of Spanish version)*
4.21	Deed of Trust between the Registrant and Hermetic Trust (1975) Ltd., governing the Company’s Series D Convertible Debentures, dated February 21, 2021 (translation of Hebrew version)*
8	List of Subsidiaries of the Registrant
12.1	Certification of Principal Executive Officer required by Rule 13a-14(a) and Rule 15d-14(a) (Section 302 Certification)
12.2	Certification of Principal Financial Officer required by Rule 13a-14(a) and Rule 15d-14(a) (Section 302 Certification)
13	Certification of Principal Executive Officer and Principal Financial Officer required by Rule 13a-14(b) and Rule 15d-14(b) (Section 906 Certification)
15.1	Consent of Somekh Chaikin, Member Firm of KPMG International, Independent Registered Public Accounting Firm with respect to our financial statements
15.2	Consent of Somekh Chaikin, Member Firm of KPMG International, Independent Registered Public Accounting Firm with respect to the financial statements of Dorad Energy Ltd.
101.INS**	XBRL Instance Document
101.SCH**	XBRL Taxonomy Extension Schema Document
101.CAL**	XBRL Taxonomy Calculation Linkbase Document
101.DEF**	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB**	XBRL Taxonomy Label Linkbase Document
101.PRE**	XBRL Taxonomy Presentation Linkbase Document
_____________________________________

*	The original language version is on file with the Registrant and is available upon request.
**
Pursuant to Rule 406T of Regulation S-T, these interactive data files are deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, are deemed not filed for the purposes of Section 18 of the Securities and Exchange Act of 1934, as amended, and otherwise are not subject to liability under those sections.

(1)	Previously filed with the Registrant’s Form 20-F for the year ended December 31, 2012 and incorporated by reference herein.
(2)	Previously filed with the Registrant’s Form 20-F for the year ended December 31, 2018 and incorporated by reference herein.
(3)	Previously filed with the Registrant’s Form 20-F for the year ended December 31, 2011 and incorporated by reference herein.
(4)	Previously filed with the Registrant’s Form 20-F for the year ended December 31, 2019 and incorporated by reference herein.
(5)	Included in the Registrant’s Form 6-K dated May 17, 2018 and incorporated by reference herein.
(6)	Included in the Registrant’s Form 6-K dated October 14, 2005 and incorporated by reference herein.
(7)	Included in the Registrant’s Form 6-K dated December 1, 2008 and incorporated by reference herein.
(8)	Previously filed with the Registrant’s Form 20-F for the year ended December 31, 2010 and incorporated by reference herein.
(9)	Previously filed with the Registrant’s Form 20-F for the year ended December 31, 2013 and incorporated by reference herein.
(10)	Previously filed with the Registrant’s Form 20-F for the year ended December 31, 2014 and incorporated by reference herein.
(11)	Previously filed with the Registrant’s Form 20-F for the year ended December 31, 2017 and incorporated by reference herein.
(12)	Included in the Registrant’s Form 6-K dated September 25, 2019 and incorporated by reference herein.